Form 20-F
period 2013-12-31
Lloyds Banking Group plc
filed 2014-03-05
CIK 1160106

As filed with the Securities and Exchange Commission on 5 March 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2013

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

Marc Boston, Company Secretary

Tel +44 (0) 20 7356 1274, Fax +44 (0) 20 7356 3506

25 Gresham Street

London EC2V 7HN

United Kingdom

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares of nominal value 10 pence each, represented by American Depositary Shares	The New York Stock Exchange
7.75% Public Income Notes due 2050	The New York Stock Exchange
6.375% Senior Notes due 2021	The New York Stock Exchange
2.3% Senior Notes due 2018	The New York Stock Exchange
4.875% Senior Notes due 2016	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2013 was:

Ordinary shares, nominal value 10 pence each	71,368,453,941
Limited voting shares, nominal value 10 pence each	80,921,051
Preference shares, nominal value 25 pence each	412,215,065
Preference shares, nominal value 25 cents each	1,420,175
Preference shares, nominal value 25 euro cents each	Nil

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

Yes ☐     No ☒

PRESENTATION OF INFORMATION

In this annual report, references to the ‘Company’ are to Lloyds Banking Group plc; references to ‘Lloyds Banking Group’, ‘Lloyds’ or the ‘Group’ are to Lloyds Banking Group plc and its subsidiary and associated undertakings; references to ‘Lloyds Bank’ are to Lloyds Bank plc (previously Lloyds TSB Bank plc); and references to the ‘consolidated financial statements’ or ‘financial statements’ are to Lloyds Banking Group’s consolidated financial statements included in this annual report. References to the ‘Financial Conduct Authority’ or ‘FCA’ and to the ‘Prudential Regulation Authority’ or ‘PRA’ are to the United Kingdom (the UK) Financial Conduct Authority and the UK Prudential Regulation Authority. References to the ‘Financial Services Authority’ or ‘FSA’ are to their predecessor organisation, the UK Financial Services Authority.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

In this annual report, amounts described as ‘statutory’ refer to amounts included within the Group’s consolidated financial statements.

Lloyds Banking Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ‘sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or ‘€’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds Banking Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2013, which was $1.6574 = £1.00. The Noon Buying Rate on 31 December 2013 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

BUSINESS OVERVIEW

Lloyds Banking Group is a leading UK based financial services group providing a wide range of banking and financial services, primarily in the UK, to individual and business customers. At 31 December 2013, total Lloyds Banking Group assets were £847,030 million and Lloyds Banking Group had some 88,977 employees (on a full-time equivalent basis). Lloyds Banking Group plc’s market capitalisation at that date was £56,295 million. The Group reported a profit before tax for the 12 months to 31 December 2013 of £415 million, and its capital ratios at that date were 20.8 per cent for total capital, 14.5 per cent for tier 1 capital and 14.0 per cent for core tier 1 capital.

Set out below is the Group’s summarised income statement for the last three years:

	2013	2012 [1]	2011 [1]
	£m	£m	£m
Net interest income	7,338	7,718	12,698
Other income	30,647	31,195	14,145
Total income	37,985	38,913	26,843
Insurance claims	(19,507)	(18,396)	(6,041)
Total income, net of insurance claims	18,478	20,517	20,802
Operating expenses	(15,322)	(15,974)	(13,259)
Trading surplus	3,156	4,543	7,543
Impairment	(2,741)	(5,149)	(8,094)
Profit (loss) before tax	415	(606)	(551)

[1]	Restated – see note 1 on page F-11.

Lloyds Banking Group’s main business activities are retail and commercial banking, general insurance, and life, pensions and investment provision. Services are offered through a number of well recognised brands including Lloyds Bank, Halifax, Bank of Scotland, TSB and Scottish Widows, and a range of distribution channels including the largest banking branch network in the UK and a comprehensive digital, telephony and mobile proposition.

At 31 December 2013, the Group’s four primary operating divisions, which constituted the Group’s reporting segments, were: Retail; Commercial Banking; Wealth, Asset Finance and International; and Insurance. Retail provides banking, mortgages and other financial services to personal customers in the UK. Commercial Banking provides banking and related services to business clients, from small businesses to large corporates. Wealth, Asset Finance and International provides private banking and asset management and asset finance primarily in the UK and overseas and operates the Group’s international retail businesses. Insurance provides long-term savings, protection and investment products as well as general insurance products in the UK.

Profit before tax is analysed on pages 16 to 26 on a statutory basis and, in order to provide a more comparable representation of business performance of the Group’s segments, on pages 27 to 39 on an underlying basis. The key principles adopted in the preparation of this basis of reporting are described on page 27. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on an underlying basis. IFRS 8, Operating Segments requires that the Group presents its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 4 to the financial statements in compliance with IFRS 8. The table below shows the results of Lloyds Banking Group’s Retail; Commercial Banking; Wealth, Asset Finance and International; and Insurance segments and Group Operations and Central items in the last three fiscal years, and their aggregation. Further information on non-GAAP measures and the reconciliations required by the Securities and Exchange Commission’s Regulation G are set out on pages F-27 to F-31.

	2013	2012 [1]	2011 [1]
	£m	£m	£m
Retail	3,749	3,188	2,749
Commercial Banking	1,575	(324)	(812)
Wealth, Asset Finance and International	(42)	(929)	(2,785)
Insurance	1,090	1,107	1,465
Group Operations and Central items:
Group Operations	(57)	(51)	(56)
Central items	(149)	(426)	(132)
	(206)	(477)	(188)
Profit before tax – underlying basis	6,166	2,565	429

[1]	Restated – see note 1 on page F-11.

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

	2013		2012	[1]	2011	[1]	2010	[1]	2009	[1]
Income statement data for the year ended 31 December (£m)
Total income, net of insurance claims	18,478		20,517		20,802		24,868		22,526
Operating expenses	(15,322)		(15,974)		(13,259)		(16,455)		(16,065)
Trading surplus	3,156		4,543		7,543		8,413		6,461
Impairment losses	(2,741)		(5,149)		(8,094)		(10,952)		(16,673)
Gain on acquisition	–		–		–		–		11,173
Profit (loss) before tax	415		(606)		(551)		(2,904)		961
(Loss) profit for the year	(802)		(1,387)		(554)		(2,613)		2,895
(Loss) profit for the year attributable to equity shareholders	(838)		(1,471)		(627)		(2,675)		2,769
Total dividend for the year[2]	–		–		–		–		–
Balance sheet data at 31 December (£m)
Share capital	7,145		7,042		6,881		6,815		10,472
Shareholders’ equity	38,989		41,896		45,506		43,018		41,158
Customer deposits	441,311		426,912		413,906		393,633		406,741
Subordinated liabilities	32,312		34,092		35,089		36,232		34,727
Loans and advances to customers	495,281		517,225		565,638		592,597		626,969
Total assets	847,030		934,221		970,609		992,269		1,028,080
Share information
Basic (loss) earnings per ordinary share	(1.2	)p	(2.1	)p	(0.9	)p	(4.0	)p	7.3	p
Diluted (loss) earnings per ordinary share	(1.2	)p	(2.1	)p	(0.9	)p	(4.0	)p	7.3	p
Net asset value per ordinary share	55	p	60	p	66	p	63	p	64	p
Total dividend per ordinary share[2]	–		–		–		–		–
Equivalent cents per share[2,3]	–		–		–		–		–
Market price per ordinary share (year end)	78.9	p	47.9	p	25.9	p	65.7	p	50.7	p
Number of shareholders (thousands)	2,681		2,733		2,770		2,798		2,834
Number of ordinary shares in issue (millions)[4]	71,368		70,343		68,727		68,074		63,775
Financial ratios (%)[5]
Dividend payout ratio	–		–		–		–		–
Post-tax return on average shareholders’ equity	(2.0)		(3.3)		(1.4)		(6.0)		9.0
Post-tax return on average assets	(0.09)		(0.14)		(0.06)		(0.26)		0.28
Average shareholders’ equity to average assets	4.7		4.6		4.5		4.4		2.9
Cost:income ratio[6]	82.9		77.9		63.7		66.2		71.3
Capital ratios (%)[7,8,9]
Total capital	20.8		17.3		15.6		14.5		12.4
Tier 1 capital	14.5		13.8		12.5		11.0		9.6
Core tier 1 capital	14.0		12.0		10.8		9.6		8.1

[1]	Restated, where appropriate, in 2013 for IAS 19 (Revised) and IFRS 10; see note 1 on page F-11.

[2]	Annual dividends comprise both interim and final dividend payments. The total dividend for the year represents the interim dividend paid during the year and the final dividend, which is paid and accounted for in the following year.

[3]	Translated into US dollars at the Noon Buying Rate on the date each payment was made.

[4]	This figure excludes the limited voting ordinary shares owned by the Lloyds Bank Foundations.

[5]	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds Banking Group.

[6]	The cost:income ratio is calculated as total operating expenses as a percentage of total income (net of insurance claims).

[7]	Capital ratios for 2012 and earlier years have not been restated to reflect the adoption of IAS 19 (Revised).

[8]	Capital ratios for 2009 were restated in 2010 to reflect a prior year adjustment to available-for-sale revaluation reserves.

[9]	Capital ratios are in accordance with modified Basel II framework as implemented by the PRA.
3

EXCHANGE RATES

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2014	2014	2013	2013	2013	2013
	February	January	December	November	October	September
US dollars per pound sterling:
High	1.68	1.66	1.66	1.64	1.62	1.62
Low	1.63	1.63	1.63	1.59	1.59	1.55

For each of the years shown, the average of the US dollar Noon Buying Rates per pound sterling based on the last day of each month was:

	2013	2012	2011	2010	2009
US dollars per pound sterling:
Average	1.57	1.59	1.61	1.54	1.57

On 28 February 2014, the latest practicable date, the US dollar Noon Buying Rate was $1.68 = £1.00. Lloyds Banking Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

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

In 1995, TSB Group plc merged with Lloyds Bank Plc. Under the terms of the merger, the TSB and Lloyds Bank groups were combined under TSB Group plc, which was re-named Lloyds TSB Group plc, with Lloyds Bank Plc, which was subsequently re-named Lloyds TSB Bank plc, the principal subsidiary. In 1999, the businesses, assets and liabilities of TSB Bank plc, the principal banking subsidiary of the TSB Group prior to the merger, and its subsidiary Hill Samuel Bank Limited were vested in Lloyds TSB Bank plc, and in 2000, Lloyds TSB Group acquired Scottish Widows. In addition to already being one of the leading providers of banking services in the UK, the acquisition of Scottish Widows also positioned Lloyds TSB Group as one of the leading suppliers of long-term savings and protection products in the UK.

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

Pursuant to two placing and open offers which were completed by the Company in January and June 2009 and the Rights Issue completed in December 2009, the UK Government acquired 43.4 per cent of the Company’s issued ordinary share capital. Following the UK Government’s sale of 4,282 million shares on 20 September 2013 and the effect of issues of ordinary shares, the UK Government’s holding has been reduced to approximately 32.7 per cent at 28 February 2014. On 3 February 2014, the Group confirmed that preparatory work, including the preparation of certain documents required for a possible future sale of further shares held by the UK Government in Lloyds Banking Group plc to the public, had commenced.

The Group has completed a number of asset disposals during 2013, including the sales of its shareholding in St. James’s Place and its Australian and Spanish banking businesses. In addition, in August 2013 the Group announced the sale of its German life insurance business, Heidelberger Lebensversicherung AG, for a consideration valued at around €300 million (or approximately £250 million); and in November 2013, the Group announced that it had agreed to sell its asset management business Scottish Widows Investment Partnership to Aberdeen Asset Management for a consideration valued at the time at up to £660 million. Both of these sales are expected to complete the first half of 2014.

STRATEGY OF LLOYDS BANKING GROUP

The Group is a leading UK financial services group providing a wide range of banking and financial services, primarily in the UK, to individual and business customers. The Group’s main business activities are retail and commercial banking, general insurance and life, pensions and investments. Services are provided through a number of well recognised brands such as Lloyds Bank, Halifax, Bank of Scotland, TSB and Scottish Widows and through a range of distribution channels, including the largest branch network in the UK.

The Group operates a simple, low-risk, customer-focused retail and commercial banking business primarily in the UK. The Group’s corporate strategy is built around being the best bank for personal and commercial customers across the UK and creating value by investing in areas that make a real difference to these customers. The Group is creating a simpler, more agile, efficient and responsive customer-focused organisation which operates sustainably and responsibly and Helps Britain Prosper. The Group is delivering its strategy through a clear action plan focused on reshaping its business portfolio to fit its assets, capabilities and risk appetite, strengthening its balance sheet and liquidity position, simplifying the Group to improve agility and efficiency and investing to be the best bank for customers.

BUSINESS

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

STRENGTHEN THE GROUP’S BALANCE SHEET AND LIQUIDITY POSITION

The Group continues to strengthen its balance sheet with the aim of ensuring the financial strength and security of the Group. The Group is enhancing its capital ratios and ensuring that it exceeds regulatory liquidity requirements, whilst maintaining a stable funding base and ensuring loan to deposit ratios remain close to its long-term targets.

SIMPLIFY THE GROUP TO IMPROVE AGILITY AND EFFICIENCY

The Simplification programme aims to reduce the Group’s costs and increase efficiency through a fundamental review of operations and processes, the creation of a more efficient distribution platform and increased use of digital channels, optimising sourcing and creating a more agile organisation through delayering the management structure, centralising control functions and simplifying legal structures.

The programme delivered run-rate cost savings of over £1,450 million by the end of 2013. The Simplification programme is central to the successful delivery of the Group’s strategy and the Group continues to make progress in driving further cost savings and efficiencies through the business whilst improving the customer experience.

INVEST TO BE THE BEST BANK FOR CUSTOMERS

The Group intends to increase the investment in its business with a focus on becoming the best bank for individual customers, becoming the best partner for business clients and enhancing the insurance proposition.

The Group will invest in core areas which offer strong returns and attractive growth: these are businesses which are capital and liquidity efficient, with sustainable competitive advantages, and which are central to the Group’s core customer strategy.

SUMMARY

The Group is looking to create a simpler, more agile, efficient and responsive organisation with a focus on operating sustainably and responsibly and helping Britain prosper. The Group will focus on core markets, which offer strong returns and active growth, and maintain a prudent approach to risk and further strengthen its balance sheet.

The Group believes that the successful execution of its strategy to be the best bank for customers will enable delivery of strong and sustainable returns for shareholders.

Following the significant progress made against its original strategic plan, the Group expects to announce an update to its strategic plan in the second half of 2014.

BUSINESS AND ACTIVITIES OF LLOYDS BANKING GROUP

At 31 December 2013 the Group’s activities were organised into four financial reporting segments: Retail; Commercial Banking; Wealth, Asset Finance and International; and Insurance.

Further information on the Group’s segments is set out on pages 32 to 38 and in note 4 to the financial statements.

Following a reorganisation, the Group will be revising its reporting segments for 2014 reporting as follows:

–	Subsequent to the sale of the Group’s international wealth business based in Geneva and the simplification of its offshore business, the primary focus will now be on developing the Wealth business in the UK and accordingly the Wealth business will be integrated into the Retail division;

–	The Wealth, Asset Finance and International division will become Consumer Finance and will include credit cards, asset finance and the European online deposits businesses. As a result, the Retail and Commercial Banking credit cards businesses will transfer into Consumer Finance; and

–	A new Group Digital, Marketing and Customer Development function will be created to focus on customers and how the Group services them. The Group aims to create a ‘centre of excellence’ responsible for the development of all digital business across Lloyds Banking Group and as such, the new function will support the whole Group and all Divisions serving individual and business and corporate customers. This function will be reported along with Group Operations and Central items.

MATERIAL CONTRACTS

The Company and its subsidiaries are party to various contracts in the ordinary course of business.

For information relating to the Company’s relationship with the UK Government see Major Shareholders and Related Party Transactions –Information about the Lloyds Banking Group’s relationship with the UK Government.

BUSINESS

ENVIRONMENTAL MATTERS

EMISSIONS REPORTING

The Group has voluntarily reported on its carbon dioxide (CO2) emissions in its annual Responsible Business report and Annual Report and Accounts since 2009, but new regulations introduced through an amendment to the Companies Act 2006 require changes to the scope of disclosure compared to previous years. Previously, reported scope 1 emissions covered only the emissions generated from the gas and oil in UK buildings where the Group holds the supply contract direct with the utilities supplier along with emissions generated from company-owned vehicles used for business travel, and reported scope 2 emissions covered only the emissions generated from the use of electricity in UK buildings where the Group holds the supply contract direct with the electricity supplier. This year, additional emissions included in the scope of 2013 reporting relate to: UK sites where the Group does not hold the supply contract direct with the energy supplier (shadow sites), energy consumed in international locations (non-UK sites) and gas emissions arising from the use of air-conditioning and chiller/refrigerant plant (fugitive emissions). In addition the Group are now reporting emissions in terms of CO2 equivalent tonnes (CO2e).

Scope of disclosure

The Group reports emissions based on an operational boundary. Reported scope 1 emissions cover: emissions generated from the gas and oil used in all the buildings the Group operates business from (UK and International); emissions generated from UK company-owned vehicles used for business travel; and fugitive emissions arising from the use of air-conditioning and chiller/refrigerant plant to service the Group’s UK property portfolio. Reported scope 2 emissions cover emissions generated from the use of electricity in all the buildings the Group operates business from. Reported scope 3 emissions relate to business travel undertaken by colleagues based in the UK using rail, privately owned vehicles, hired vehicles and air travel. Emissions associated with joint ventures and investments are not included in the emissions disclosure as they fall outside the scope of the Group’s operational boundary.

The Group follows the principles of the Greenhouse Gas (GHG) Protocol Corporate Standard and Department for Environment, Food and Rural Affairs (Defra) Voluntary Reporting 2012 Guidelines to calculate its emissions in scope 1, 2 and 3.

Omissions

The Group does not have available data or estimates for business travel undertaken by colleagues based outside the UK when using company vehicles, or for fugitive emissions arising from the use of air-conditioning and chiller/refrigerant plant to service the Group’s non-UK property portfolio.

Under the new regulation this activity would be part of the Group’s scope 1 emissions.

Compliance with the regulations

The Group understands the principles of the regulations to report all emissions or explain where data has been unavailable for the first year of reporting. Rather than omit material elements the Group has included estimated emissions, where actual data is not available. These are listed below; each of these sources of emissions is being reported for the first time.

Energy consumed on non-UK sites, shadow sites and fugitive emissions

Non-UK sites – Lloyds Banking Group is a UK based retail bank with 97 per cent of employees based in the UK (2012 headcount data). The Group is continuing the strategic reshaping of its international footprint and intends to further reduce its presence outside of the UK. As lessees the Group does not usually have access to consumption data for Non-UK sites. Estimates have been based on a GHG emission value per full time equivalent employee (FTE) for UK based operations.

Shadow sites – As the Group is not billed directly for energy consumed in these sites it does not have full visibility of consumption data. To allow emissions relating to these sites to be included within emissions reporting for 2013, an estimation using an average gas/electricity consumption level per occupied square metre (obtained from sites where the Group holds the energy supply contract direct with the supplier) has been calculated. For electricity, consumption estimated in this way relates to 397 sites, for gas, consumption estimated in this way relates to 185 sites.

The CO2e emissions relating to this subset of the emissions report are calculated using the same methodology and emissions factors that have been applied to actual billed consumption data.

Fugitive emissions – Fugitive emissions for Lloyds Banking Group arise from the use of air-conditioning and chiller/refrigerant plant to service the UK property portfolio. Actual data relating to fugitive emissions is not currently collated centrally by the Group. Therefore, for the 2013 reporting period these emissions have been estimated based on a register of assets used by the Group’s Facilities Management partner to maintain and service the Group’s estate. Leakage rates and emissions factors from the 2012 Guidelines to Defra/Department of Energy and Climate Change (DECC’s) GHG Conversion Factors have been applied to each asset on the register according to the gas type used within the asset.

GHG emissions – CO2e tones
	October 2012 –
	September 2013
	(including additional		October 2012 –
	mandatory		September 2013	October 2011 –
Scope	emissions)*		(like for like basis)	September 2012
Scope 1	73,196	[1]	53,279	49,943
Scope 2	333,212	[2]	291,547	293,521
Scope 3	37,827		37,827	34,740
Total	444,235		382,653	378,204

*	Additional mandatory carbon reporting includes:

[1]	Scope 1 emissions generated from the energy billed for gas and oil where the Group does not hold the supply contract directly with the energy supplier (shadow sites), fugitive emissions generated from the Group’s non-UK sites.

[2]	Scope 2 emissions generated from the energy billed for electricity for sites where the Group does not hold the supply contract directly with the energy supplier (shadow sites) and emissions generated from the Group’s non-UK sites.

The Group has applied the principles of the new regulations to its previous reporting period. The totals include all GHG gases and the totals are CO2e. In previous years the Group has only reported on CO2.

The Group has restated the emissions data for the October 2011 – September 2012 reporting period, replacing estimates with actual billed data. The Group has applied the emissions factors from the 2012 Defra guidelines to both reporting periods.

Intensity ratio

As the Group uses an operational boundary for emission reporting, an intensity ratio of GHG gases per FTE has been selected.

BUSINESS

	October 2012 –
	September 2013
	(including additional
	mandatory	October 2012 –	October 2011 –
	emissions)*	September 2013	September 2012
GHG emissions per average FTE (based on 2012 FTE)	3.91	3.37	3.33

Verification

Although not required by mandatory regulations the Group has retained the services of PricewaterhouseCoopers LLP to provide an independent and robust assessment of the Group’s Scope 1, 2 and 3 emissions and their independent limited assurance report is included as part of the Group’s 2013 Responsible Business Report.

WORKING CONTINUALLY TO REDUCE ENVIRONMENTAL IMPACT

The Group’s ability to help Britain prosper in a sustainable way is inextricably linked to wider environmental issues. Man-made climate change and global trends such as resource scarcity, extreme weather and rising energy and commodity prices have an impact on the Group’s stakeholders and its own operations. The Group aims to manage its environmental impacts and support the drive towards a low carbon, more resource-efficient economy.

ACHIEVEMENTS IN 2013

•	Achieved a reduction in energy use of 12.7 per cent against the Group’s 2009 baseline, resulting in cost avoidance of £9 million in 2013 and cost avoidance of £22 million since 2010.

•	Achieved a reduction in water consumption of 18 per cent against the Group’s 2009 baseline.

•	Diverted 95 per cent of the Group’s operational waste from landfill – beating the Group’s 2020 target of 92 per cent.

•	Engaged colleagues in the Group’s Environmental Action Plan through the Group’s Sustainability Network.

•	Worked for positive environmental change through many different external bodies, including the Corporate Leaders Group for Climate Change, Climatewise, AIM4C and the Banking Environment Initiative (BEI).

PRIORITIES FOR 2014

•	Investing £7 million in specific energy efficiency projects.

•	Continue to engage Small and Medium-Sized Enterprises (SMEs) to help them understand how to become more sustainable and realise the benefits to their businesses.

•	Complete the environmental accreditation of even more of the Group’s property estate.

MANAGING THE GROUP’S CARBON EMISSIONS

Despite the Group’s continuing efforts throughout 2013 to move closer to its Environmental Action Plan (EAP) targets, the Group’s overall carbon emissions have increased slightly compared to 2012 by 1.2 per cent (on a like-for-like basis). This has mainly been down to increased business travel, increased gas use during cold winter conditions and increased electricity use as a result of the hot conditions in summer 2013. The underlying trend is that the Group continues to improve its efficiency and remains committed to delivering its EAP.

USING SCARCE RESOURCES MORE EFFICIENTLY

During 2013, the Group has made progress against its EAP targets.

		Progress to 2020
	2020 target	target	2012	2013
Energy	30% reduction in
	energy consumption*	42%	657Gwh	678Gwh
Paper	20% reduction in
	paper consumption	75%	26,565 tonnes	27,220 tonnes
Business	20% reduction in the
travel	Group’s business travel	95%	315m kms	334m kms
Waste	92% of waste
	diverted from landfill	>100%	94%	95%
Water	20% reduction in
	water consumption	90%	1,075,016 m3	1,059,999 m3
Buildings	20% of m2 floor area
	environmentally accredited	23%	1.5%	4.7%

* Target excludes IT data centres and the use of oil as a fuel.

SUPPORTING THE GREEN ECONOMY

The Group works together with government and other stakeholders to understand how it can help businesses that provide low carbon products and services or green technologies along with mainstream businesses who wish to do more in this emerging sector.

The Group works with SMEs to help them to understand and maximise the commercial benefits of sustainable business practices. Early in 2013, Lloyds Bank and Bank of Scotland both launched versions of the Group’s new online tool, REDUCE – a free resource that enables SMEs to create and implement their own sustainable business plan.

BUSINESS

PROPERTIES

At 31 December 2013, Lloyds Banking Group occupied 3,110 properties in the UK. Of these, 892 were held as freeholds and 2,218 as leasehold. The majority of these properties are retail branches, widely distributed throughout England, Scotland, Wales and Northern Ireland. Other buildings include the Lloyds Banking Group’s head office in the City of London with other customer service and support centres located to suit business needs but clustered largely in eight core geographic conurbations – London, Edinburgh, Glasgow, Midlands (Birmingham), Northwest (Chester and Manchester), West Yorkshire (Halifax and Leeds), South (Brighton and Andover) and Southwest (Bristol and Cardiff).

In addition, there are 260 properties which are either sub-let or vacant. There are also a number of ATM units situated throughout the UK, the majority of which are held as leasehold. The Group also has business operations elsewhere in the world, primarily holding property on a leasehold basis, principally in North America, with a reducing presence in Europe and Asia.

LEGAL ACTIONS AND REGULATORY MATTERS

During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory challenge both in the UK and overseas. Set out below is a summary of the more significant matters. Further details are included in notes 43 and 52 to the financial statements.

INTERCHANGE FEES

On 24 May 2012, the General Court of the European Union (the General Court) upheld the European Commission’s 2007 decision that an infringement of EU competition law had arisen from arrangements whereby MasterCard issuers charged a uniform fallback multilateral interchange fee (MIF) in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card.

MasterCard has appealed the General Court’s judgment to the Court of Justice of the European Union. MasterCard is supported by several card issuers, including the Group. Judgment is not expected until the summer of 2014 or later.

In parallel:

–	the European Commission is also considering further action, and has proposed legislation to regulate interchange fees, following its 2012 Green Paper (Towards an integrated European market for cards, internet and mobile payments) consultation;

–	the European Commission has consulted on commitments proposed by VISA to settle an investigation into whether arrangements adopted by VISA for the levying of the MIF in respect of cross-border credit card payment transactions also infringe European Union competition laws. VISA has proposed inter alia to reduce the level of interchange fees on cross-border credit card transactions to the interim level (30 basis points) also agreed by MasterCard. VISA has previously reached an agreement (which expires in 2014) with the European Commission to reduce the level of interchange fees for cross-border debit card transactions to the interim levels agreed by MasterCard;

–	the Office of Fair Trading (OFT) has placed on hold its examination of whether the levels of interchange fees paid by retailers in respect of MasterCard and VISA credit cards, debit cards and charge cards in the UK infringe competition law. The OFT has placed the investigation on hold pending the outcome of the MasterCard appeal to the Court of Justice of the European Union; and

–	the UK Government held a consultation in 2013, Opening Up UK Payments. The consultation included a proposal to legislate to introduce a new economic regulator with responsibility for payment systems, including three and four party card schemes, and a role in setting or approving interchange fees.

The ultimate impact of the investigations and any regulatory or legislative developments on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings and once regulatory or legislative proposals are more certain.

PAYMENT PROTECTION INSURANCE

Following the unsuccessful legal challenge by the BBA against the Financial Services Authority (FSA) and the Financial Ombudsman Service (FOS), the Group made provisions totalling £6,775 million in 2010 and 2012 against the costs of paying redress to customers in respect of past sales of PPI policies, including the related administrative expenses.

During 2013 average monthly customer initiated complaints have continued to fall. Good progress has also been made in the planned proactive mailings. There have been some adverse trends (as detailed below), and a further £3,050 million has been added to the provision, of which £500 million was at the half year; £750 million in the third quarter and £1,800 million at the year end. This brings the total amount provided to £9,825 million, of which approximately £2,090 million relates to anticipated administrative expenses. As at 31 December 2013, £2,807 million of the provision remained unutilised (29 per cent of total provision) relative to an average monthly spend including administration costs in the last six months of £230 million. The increase of £3,050 million in 2013, and the overall provision, is underpinned by the following drivers:

•	Volumes of customer initiated complaints (after excluding complaints from customers where no PPI policy was held) – at 31 December 2012, the provision assumed a total of 2.3 million complaints would be received. Average monthly volumes in 2013 decreased by 54 per cent compared to 2012, and fourth quarter volumes fell in line with the Group’s revised end third quarter expectations. However, following further statistical modelling and the results of a customer survey, the Group is now forecasting a slower decline in future volumes than previously expected. A further provision of £870 million was therefore made during the year to reflect this. Approximately 2.5 million complaints have been received to date, with the provision assuming approximately 550,000 in the future compared to an average run-rate of approximately 37,000 per month in the last three months. The table below details the historical complaint trends.

Average monthly complaint volumes – reactive
Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
109,893	130,752	110,807	84,751	61,259	54,086	49,555	37,457
8

BUSINESS

•	Proactive Mailing resulting from Past Business Reviews (PBR) – the Group is proactively mailing customers where it has been identified that there was a risk of potential mis-sale. During the year, further groups of customers have been added to the proactive mailing exercise increasing the scope to 2.8 million policies, including approximately 300,000 additional policies in the second half. This, combined with higher than expected response rates from customers covered by the proactive mailing, resulted in a further provision of £470 million for the full year to reflect the additional cost incurred to date and in relation to future mailings.

•	Uphold rates – average uphold rates per policy have increased from 61 per cent during the first half to 80 per cent for the last six months, with an average of 81 per cent in the fourth quarter. This reflects the impact of changes to the complaint handling policy, in part following consultation with the Financial Conduct Authority (FCA) and feedback from the FOS. In addition to this, there was a greater proportion of proactive mailing complaints received during the period for which uphold rates are higher. The provision assumes a slightly higher uphold rate going forward to allow for further embedding of complaint handling policy changes. The impact of higher uphold rates has resulted in a £335 million increase to the provision.

•	Average redress – the average redress paid per policy has been relatively stable, but remains higher than expected by approximately £160 per policy due to the product and age mix of the complaints. This has resulted in an additional provision of £135 million.

•	Re-review of previously handled cases – previously reviewed complaints are being assessed to ensure consistency with the current complaint handling policy. At 31 December 2012 the expected level of re-review was minimal. During 2013, and most notably in the fourth quarter, this has increased to approximately 590,000 cases at an estimated cost of £460 million.

•	Expenses – given the update to volume related assumptions, the Group has also increased its estimate for administrative expenses which comprise complaint handling costs and costs arising from cases subsequently referred to the FOS, by £780 million.

An Enforcement Team of the FCA is investigating the Group’s governance of third party suppliers and potential failings in the PPI complaint handling process. A provision of £50 million has been made in respect of the likely administration costs of responding to the FCA’s inquiries. It is not possible at this stage to make any assessment of what, if any, additional liability may result from the investigation.

Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 40 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and expected proactive mailings undertaken by the Group. The total amount provided for PPI represents the Group’s best estimate of the likely future costs, albeit a number of risks and uncertainties remain, in particular complaint volumes, uphold rates, average redress paid, the scope and cost of proactive mailings and remediation, and the outcome of the FCA Enforcement Team investigation. The cost of these factors could differ materially from the Group’s estimates and the assumptions underpinning them and could result in a further provision being required.

Key metrics and sensitivities are highlighted in the table below:

Sensitivities[1]	To date unless noted	Future	Sensitivity
Customer initiated complaints since origination (m)	2.5	0.5	0.1 = £200m
Proactive Mailing: – number of policies (m)[2]	1.66	1.19	0.1 = £45m
– response rate[3]	37%	31%	1% = £20m
Average uphold rate per policy[4]	80%	83%	1% = £15m
Average redress paid per upheld policy[5]	£1,600	£1,600	£100 = £110m
Remediation cases (k)	21	569	1 Case = £770
Administrative expenses (£m)	1,410	680	1 Case = £500
FOS Referral Rate[6]	35%	36%	1%= £4m
FOS Overturn Rate[7]	49%	33%	1%= £2m

[1]	All sensitivities exclude claims where no PPI policy was held.

[2]	To date volume includes customer initiated complaints.

[3]	Metric has been adjusted to include mature mailings only, and exclude expected customer initiated complaints. Future response rates are expected to be lower than experienced to date as mailings to higher risk customers have been prioritised.

[4]	The percentage of complaints where the Group finds in favour of the customer. This is a blend of proactive and customer initiated complaints. The 80 per cent uphold rate is based on the latest six months to December 2013.

[5]	The amount that is paid in redress in relation to a policy found to have been mis-sold, comprising, where applicable, the refund of premium, compound interest charged and interest at 8 per cent per annum. Actuals are based on six months to December 2013.

The accumulation of interest on future redress is expected to be offset by the mix shifting away from more expensive cases.

[6]	The percentage of cases reviewed by the Group that are subsequently referred to the FOS by the customer. A complaint is considered mature when six months have elapsed since initial decision. Actuals are based on decision made by the Group during January to June 2013 and subsequently referred to the FOS.

[7]	The percentage of complaints referred where the FOS arrive at a different decision to the Group. Actuals are based on six months to December 2013. The future overturn rate is expected to be lower due to changes in the case review process implemented during 2013 which has resulted in a higher uphold rate as noted above. In turn this reduces the number / percentage of cases likely to be overturned by the FOS.
9

BUSINESS

INVESTIGATIONS AND LITIGATION RELATING TO INTERBANK OFFERED RATES, AND OTHER REFERENCE RATES

A number of government agencies in the UK, US and elsewhere, including the UK Financial Conduct Authority, the Serious Fraud Office, the US Commodity Futures Trading Commission, the US Securities and Exchange Commission, the US Department of Justice and a number of State Attorneys General, as well as the European and Swiss Competition Commissions, are conducting investigations into submissions made by panel members to the bodies that set various interbank offered rates including the BBA London Interbank Offered Rates (LIBOR) and the European Banking Federation’s Euribor, along with other reference rates. Certain Group companies were (at the relevant times) and remain members of various panels whose members make submissions to these bodies including the BBA LIBOR panels. No Group company is or was a member of the Euribor panel. Certain Group companies have received subpoenas and requests for information from certain government agencies and the Group is co-operating with their investigations.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar LIBOR. The claims have been asserted by plaintiffs claiming to have had an interest in various types of financial instruments linked to US Dollar LIBOR. The allegations in these cases, the majority of which have been coordinated for pre-trial purposes in multi-district litigation proceedings (MDL) in the US District Court for the Southern District of New York (the ‘District Court’), are substantially similar to each other. The lawsuits allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act (RICO) and the Commodity Exchange Act (CEA), as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims have been dismissed by the District Court, various motions directed to the sufficiency of their pleading of certain claims are still pending, and many of these cases have been stayed by order of the District Court.

The Group is also reviewing its activities in relation to the setting of certain foreign exchange daily benchmark rates, following the FCA’s publicised initiation of an investigation into other financial institutions in relation to this activity. In addition, the Group, together with a number of other banks, has been named as a defendant in several actions in the District Court, in which the plaintiffs allege that the defendants manipulated WM/Reuters foreign exchange rates in violation of US antitrust laws. The time-frame for the Group and the other defendants to move to dismiss these claims has not yet been set.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various regulatory investigations, private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

LITIGATION IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. Following decisions in July 2012 from the Federal Court of Justice (FCJ) in Germany the Group recognised a further provision of £150 million in its accounts for the year ended 31 December 2012 bringing the total amount provided to £325 million. During the half-year to 30 June 2013 the Group has charged a further £75 million with respect to this litigation increasing the total provision to £400 million. The remaining unutilised provision as at 31 December 2013 is £246 million.

However, there are still a number of uncertainties as to the full impact of the FCJ’s decisions, and the validity of any of the claims facing CMIG will turn upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will only be known once there is further clarity with respect to a range of legal issues and factual determinations involved in these claims and/or all relevant claims have been resolved.

INTEREST RATE HEDGING PRODUCTS

In June 2012, a number of banks, including the Group, reached agreement with the FSA (now FCA) to carry out a review of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. As at 31 December 2013 the Group had identified 1,771 sales of IRHPs to customers within scope of the agreement with the FCA which are being reviewed and, where appropriate, redressed. The Group agreed that on conclusion of this review it would provide redress to any in-scope customers where appropriate.

The Group provided £400 million in its accounts for the year ended 31 December 2012 for the estimated cost of redress and related administration costs, based on a pilot review that had been conducted at the time. In the final quarter of 2013, a significant number of additional cases were reviewed, providing a larger and more representative sample from which to estimate the total cost of the review. As a result, an additional provision of £130 million has been recognised. During the same period, the Group confirmed it would pay any redress due to in-scope customers before any consequential loss claims had been outlined and agreed with them. At 31 December 2013, the total amount provided for the cost of redress and related administration costs is £530 million of which £162 million had been utilised. No provision has been recognised in relation to claims from customers which are not covered by the agreement with the FCA, or incremental claims from customers within the scope of the review. These will be monitored and future provisions will be recognised to the extent an obligation resulting in a probable outflow is identified.

OTHER REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and governmental authorities in relation to a range of matters; a provision is held against the costs expected to be incurred as a result of the conclusions reached. In 2013 the provision was increased by a further £200 million, in respect of matters affecting the Retail, Commercial, and Wealth and Asset Finance businesses, bringing the total amount charged to £300 million of which £75 million had been utilised at 31 December 2013. This increase reflects the Group’s assessment of a limited number of matters under discussion, none of which currently is individually considered financially material in the context of the Group.

US SHAREHOLDER LITIGATION

In November 2011 the Group and two former members of the Group’s Board of Directors were named as defendants in a purported securities class action filed in the United States District Court for the Southern District of New York. The complaint asserted claims under the Securities Exchange Act of 1934 in connection with alleged material omissions from statements made in 2008 in connection with the acquisition of HBOS. In October 2012 the court dismissed the complaint. The plaintiffs’ appeal against this decision was dismissed on 19 September 2013 and the time limit for further appeals expired in December 2013.

BUSINESS

INVESTIGATION INTO BANK OF SCOTLAND AND REPORT ON HBOS

The FSA’s enforcement investigation into Bank of Scotland plc’s Corporate division between 2006 and 2008 concluded with the publication of a Final Notice on 9 March 2012. No financial penalty was imposed on the Group or Bank of Scotland plc. On 12 September 2012 the FSA confirmed it was starting work on a public interest report on HBOS. That report is currently expected to be published in 2014.

US-SWISS TAX PROGRAMME

The US Department of Justice (the DOJ) and the Swiss Federal Department of Finance announced on 29 August 2013 a programme (the Programme) for Swiss banks to obtain resolution concerning their status in connection with on-going investigations by the DOJ into individuals and entities that use foreign (i.e. non-U.S.) bank accounts to evade U.S. taxes and reporting requirements, and individuals and entities that facilitate or have facilitated the evasion of such taxes and reporting requirements. Swiss banks that choose to participate have to notify the DOJ of their election to categorise their relevant banking operations according to one of a number of defined categories under the Programme. The Group, which carried out private banking operations in Switzerland prior to disposing of these operations in November 2013, has notified the DOJ of its elected categorisation on the basis that while it believes it has operated in full compliance with all US federal tax laws, there remains the possibility that certain of its clients may not have declared their assets in compliance with such laws. The Group will continue to co-operate with the DOJ under the terms of the Programme. However, at this time, it is not possible to predict the ultimate outcome of the Group’s participation in the Programme, including the timing and scale of any fine finally payable to the DOJ.

TAX AUTHORITIES

The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. This includes open matters where Her Majesty’s Revenue and Customs (‘HMRC’) adopt a different interpretation and application of tax law which might lead to additional tax. The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In the second half of 2013 HMRC informed the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (including class or group action claims brought on behalf of customers, shareholders or other third parties), and regulatory challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

COMPETITIVE ENVIRONMENT

The Group provides financial services to individual and business customers, predominantly in the UK but also overseas. The main business activities of the Group are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision.

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

The markets for the UK financial services, and the other markets within which the Group operates, are competitive, and management expects such competition to continue or intensify in response to competitor behaviour, including TSB as a new challenger on the high street, consumer demand, technological changes such as the growth of digital banking, and the impact of regulatory actions and other factors.

See Risk Factors – Business and Economic Risks – The Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.

See Regulation – Competition Regulation.

RECENT DEVELOPMENTS

SALE OF INVESTMENT IN SAINSBURY’S BANK PLC

On 31 January 2014 the Group completed the sale of its 50 per cent shareholding in Sainsbury’s Bank plc to J Sainsbury plc.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW AND TREND INFORMATION

MARKET OVERVIEW

Given the Group’s UK focus, its financial performance is inextricably linked to the performance of the UK economy, its regulatory environment and its effect on the Group’s markets.

UK ECONOMIC TRENDS

THE UK ECONOMY STARTED TO GROW AGAIN IN 2013

As with many developed economies, the shift from rising debt in the pre-crisis decade to a period of debt repayment in recent years has proved a difficult transition for the UK economy. Many countries cutting back on private spending and government spending at the same time resulted in self-perpetuating cycles of weak growth and confidence, with exports unable to compensate for weak domestic demand.

However, progress on consumer and bank debt reduction has been greater in the UK than across much of Europe, and consequently UK economic growth picked up significantly in 2013, much more so than in the Eurozone. Business and consumer confidence increased as the Eurozone economy stabilised, following the European Central Bank’s commitment to purchase government bonds of countries experiencing financing difficulties and from a slowdown in their mandated pace of government deficit reduction. UK consumers appear to have reduced their precautionary saving, and the appetite for unsecured credit, particularly for car purchase, increased, helping consumer spending growth to accelerate to 2.4 per cent in 2013, up from 1.5 per cent in 2012.

GOVERNMENT INITIATIVES HAVE SUPPORTED THE RECOVERY

A number of government initiatives have helped support recovery. The Bank of England initially introduced ‘forward guidance’ for Bank Rate, ruling out any increase until the unemployment rate had fallen significantly, hoping to limit concerns that interest rates might rise before the economy was much stronger, and although the guidance has since been updated, this helped provide reassurance. The government launched a two-pronged Help to Buy scheme to help first-time house buyers struggling to raise deposits as well as existing home-owners constrained by low levels of equity in their current properties. Alongside the improving economy, this contributed to a rise in house prices of 6 per cent in 2013 compared to 2 per cent in 2012. The Funding for Lending scheme, introduced in 2012, continued to support the economy with its beneficial impact on banks’ funding costs and consequent lowering in interest rates on lending products, although its support for mortgage lending has now been withdrawn. The Group’s participation in both of these schemes has not only been beneficial to the Group but also illustrates its commitment to and focus on supporting the UK economy and helping Britain prosper.

RECOVERY SO FAR HAS BEEN WEAK

Early estimates suggest that the UK economy grew by 1.8 per cent in 2013 compared to 0.3 per cent in 2012. However, given how much the economy shrank during the 2008-9 recession, recovery so far has been weak in a historical UK context and is only now outperforming the Eurozone. The weak Eurozone economy continues to drag on the UK – the UK’s overseas trade balance remained close to 1.5 per cent of GDP in 2013, as in 2012, with export growth below 1 per cent in 2013. Further improvement in external trade is necessary if the economy is to make up some of the gap between current output and the pre-crisis trend, without increasing debt again.

Unemployment, although still well above its pre-crisis level, fell relatively quickly through 2013 from 7.8 per cent at the end of 2012 to 7.2 per cent in the final quarter of 2013. Low interest rates have helped to keep company failures subdued, falling to just 0.6 per cent of active companies in 2013, close to its pre-crisis low.

GROWTH EXPECTED TO IMPROVE FURTHER

The most likely outlook is for continued recovery in 2014, with faster growth than in 2013. But the recovery will still be held back by consumers’ subdued appetite to borrow and government deficit reduction in the UK and across much of the Eurozone. The current consensus for 2014 GDP growth is 2.7 per cent, close to the long-term average, and unemployment should continue to fall. However, with growth in wages and companies’ unit labour costs remaining subdued Bank Rate is expected to remain unchanged at 0.5 per cent through 2014.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISKS TO SUSTAINED RECOVERY REMAIN

Risks to this outlook are more evenly balanced than in recent years. In the short-term, the rise in confidence and the renewed buoyancy in house prices could lead growth to accelerate by more than expected. However, downside risks also remain, mainly from outside the UK. The Eurozone still doesn’t have in place the full cross-country risk sharing necessary to ensure the long term stability of the Euro, so financial market turbulence remains a possibility if some countries’ governments or banks are revealed to be less robust than they currently appear. In the US, the unsustainable long-term trajectory of government debt could still result in sharp spending cuts despite the recent bi-partisan agreement. Such scenarios would significantly impact the UK economy, which would, in turn, have a negative impact on the Group’s income, funding costs and impairment charges.

THE EFFECT ON THE GROUP’S MARKETS

The weak economic recovery has kept many of the Group’s markets subdued. Growth in UK households’ deposits slowed to 3.7 per cent in 2013 from 5.7 per cent in 2012. Net new mortgage lending amounted to just 0.9 per cent of outstanding balances during 2013, the fifth consecutive year around 1 per cent or less. Unsecured consumer borrowing, net of repayments, increased by 4.7 per cent in 2013, the second consecutive year of positive net borrowing, but at less than 1 per cent of income this remains only one third of the level of the early 2000s. Non-financial company deposits with UK banks and building societies rose by 8.8 per cent in 2013, up from 4.9 per cent in 2012 while they reduced their borrowing from banks for the fifth consecutive year. Overall levels of corporate debt have however remained fairly flat relative to GDP in recent years, as large corporates have been refinancing bank debt in bond markets.

As the economic recovery continues, the Group expects demand for credit from households and small and medium-sized businesses to increase, but growth is likely to stay well below pre-crisis rates as the appetite to borrow remains constrained by recent experience. With Bank Rate not expected to rise until 2015, arrears are expected to continue to decline.

REGULATION

The regulatory landscape is now clearer but significant change is still expected. In particular, within the UK over the next few years the Group will need to implement the recommendations relating to ring-fencing and culture established within the Banking Reform Act (2013). Key regulatory developments in 2013 are outlined below.

FINANCIAL SERVICES (BANKING REFORM) ACT 2013

The Financial Services (Banking Reform) Act gained Royal Assent on 18 December 2013. The Act implements the recommendations of the Independent Commission on Banking and the Parliamentary Commission on Banking Standards. It includes provisions for criminal sanctions and the new Senior Persons Regime. It also requires banks to ring-fence some retail and SME activities from investment banking activities and conform to additional capital requirements beyond those required by Basel III. Importantly for the Group, given it is primarily a UK focused retail and commercial bank, the majority of its operations are likely to be within the ring-fence.

CAPITAL REQUIREMENTS DIRECTIVE IV (CRD IV)

Final rules following the outcome of the Prudential Regulatory Authority’s consultation on future capital requirements were issued in December 2013, and have implemented the European Union’s new capital requirements legislation, known as CRD IV, in the UK from 1 January 2014.

RECOVERY AND RESOLUTION MECHANISMS

The European Commission published the Recovery and Resolution Directive on 6 June 2012. This should come in to force on 1 January 2015. The Directive requires all firms to develop a recovery plan and contribute to a resolution fund. It also proposes new early intervention powers for supervisors and introduces new powers for regulators at resolution stage. This was in line with the recommendations of the Financial Stability Board. The UK has pre-empted the European legislative process, with firms already required to prepare recovery plans.

UK SUPERVISORY STRUCTURE

The Financial Services Act 2012 confirmed the responsibilities of the Financial Policy Committee for ‘macro-prudential regulation’ and formalised the replacement of the FSA with two new bodies for prudential and conduct regulation: the Prudential Regulation Authority and the Financial Conduct Authority. The new institutions came into being on 1 April 2013.

OTHER REGULATORY REFORMS

The Group is also implementing a broader range of regulatory changes, which includes accounting standards, the Dodd-Frank Act, Benchmarks, Foreign Account Tax Compliance Act (FATCA), the updated Markets in Financial Instruments Directive Review, and updates to the Deposit Guarantee Scheme, amongst others.

MARKET TRENDS	KEY CHALLENGES

KEY OPPORTUNITIES

– Economic environment: significant progress in reducing the Group’s risk profile and strengthening the balance sheet along with strategic actions taken in the last couple of years means that the Group is better positioned to benefit as the economy recovers.

– Customer requirements: the Group’s differentiated customer focused strategy along with its comprehensive multi-channel distribution network, well recognised brands and high quality people mean that it is well positioned to address changing customer needs.

– Regulatory environment: greater clarity emerging on regulatory requirements.

– Economic environment: continuing economic uncertainty in the Eurozone.

– Regulatory environment: uncertainty remains over key elements of the proposals on ring fencing.

– Competition: increasingly competitive market for lending and deposits will require the Group to innovate and offer attractive new products.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CUSTOMER DRIVERS

In the competitive open markets in which the Group operates, customers are benefiting from an increasing range of products and services from a growing choice of providers. The expectations and demands of customers continue to rise.

Access to convenient branches remains important for many customers, but demand for a quality multi-channel banking proposition is now more prevalent. More customers expect to be able to manage their finances whenever and wherever is most convenient for them, whether by telephone, online, or using smartphones. Service remains one of the key drivers of customer satisfaction and customers are less accepting of poor service given the competitive nature of the market.

In the current low interest rate environment, many customers are motivated by their desire to achieve better value for money, but security and reputation remain important factors. Customers want clear and transparent products delivered with good service and access to helpful, relevant, expert advice when they need it. Product innovation is also important for some, whereas long-standing relationships remain important for others.

There are some clear customer trends emerging, but the Group recognises that every customer, whether an individual or an organisation, has particular needs and the Group must engage with them accordingly. Fundamentally, every customer has a choice and will select the provider that can most effectively fulfil their personal needs.

The Group is seeing a number of new or expanding players make an increasing impact into an already highly competitive sector and the TSB business, which the Group intends to float on the London Stock Exchange through an Initial Public Offering (IPO) in 2014, will have the capability of being another strong and effective challenger. An enhanced industry-wide switching service was launched in September 2013, giving customers increased confidence to change provider when dissatisfied or offered a better deal elsewhere.

Technological developments are already reshaping the banking industry and the Group expects this change to accelerate in the coming years. The Group anticipates an influx of new entrants, with business models that do not rely on expensive branch networks, offering innovative digital banking services. These new entrants are likely to have expertise and experience in digital product offerings, with strong funding positions, credible challenger brands, and in some cases pre-existing customer bases.

From a regulatory perspective, the new conduct regulator, the Financial Conduct Authority, has a competition duty giving it an explicit mandate to tackle competition issues, such as hurdles to switching or barriers to entry, swiftly and effectively.

The Group’s strategy reflects these market conditions and the changing needs of customers. Above all it recognises that the Group operates in a competitive market where additional challengers continue to emerge and the only way of ensuring success is by focusing on the ever-changing needs of its customers.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS – 2013, 2012 AND 2011

SUMMARY
	2013	2012 [1]	2011 [1]
	£m	£m	£m
Net interest income	7,338	7,718	12,698
Other income	30,647	31,195	14,145
Total income	37,985	38,913	26,843
Insurance claims	(19,507)	(18,396)	(6,041)
Total income, net of insurance claims	18,478	20,517	20,802
Operating expenses	(15,322)	(15,974)	(13,259)
Trading surplus	3,156	4,543	7,543
Impairment	(2,741)	(5,149)	(8,094)
Profit (loss) before tax	415	(606)	(551)
Taxation	(1,217)	(781)	(3)
Loss for the year	(802)	(1,387)	(554)

Profit attributable to non-controlling interests	36	84	73
Loss attributable to equity shareholders	(838)	(1,471)	(627)
Loss for the year	(802)	(1,387)	(554)

[1]	Restated – see note 1 on page F-11.

2013 compared with 2012

For the year ended 31 December 2013, the Group recorded a profit before tax of £415 million compared with a loss before tax in 2012 of £606 million; the result in 2013 included a provision in respect of redress to customers relating to past sales of Payment Protection Insurance of £3,050 million and there was a charge of £3,575 million in the year ended 31 December 2012. Excluding these charges from both years, profit before tax was £496 million, or 17 per cent, higher at £3,465 million in the year ended 31 December 2013 compared to £2,969 million in the previous year.

Total income decreased by £928 million, or 2 per cent, to £37,985 million in 2013 compared with £38,913 million in 2012, comprising a £548 million decrease in other income and a decrease of £380 million in net interest income.

Net interest income was £7,338 million in 2013; a decrease of £380 million, or 5 per cent compared to £7,718 million in 2012. There was a credit of £109 million in 2012 arising from liability management gains but no similar item in 2013 and there was an adverse impact of £293 million in 2013 from an increase in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group. After adjusting for these items, net interest income was little changed at £10,429 million in 2013 compared to £10,407 million in 2012 reflecting a decrease in average interest-earning assets across all Divisions, mainly due to the disposal of assets outside of the Group’s risk appetite more than offsetting targeted lending growth, offset by an increase in net interest margin, which resulted from improvements in deposit pricing.

Other income was £548 million, or 2 per cent, lower at £30,647 million in 2013 compared to £31,195 million in 2012. Fee and commission income was £531 million, or 11 per cent, lower at £4,119 million compared to £4,650 million in 2012. Fee and commission expense decreased by £59 million, or 4 per cent, to £1,385 million compared with £1,444 million in 2012. The decrease in net fee and commission income largely reflects the deconsolidation of St James’s Place from March 2013. Net trading income increased by £1,462 million, or 10 per cent, to £16,467 million in 2013 compared to £15,005 million in 2012; this increase included an improvement of £1,347 million in gains on policyholder investments held within the insurance business as a result of movements in financial markets, offset by a similar increase in the related claims expense. Insurance premium income was £87 million, or 9 per cent, lower at £8,197 million in 2013 compared with £8,284 million in 2012; an increase of £31 million in life insurance premiums was more than offset by a £118 million decrease in general insurance premiums reflecting the continued run-down of the closed creditor book and the focus on more profitable home insurance products. Other operating income was £1,451 million, or 31 per cent, lower at £3,249 million in 2013 compared to £4,700 million in 2012. Other operating income includes gains and losses on disposal of available-for-sale financial assets which were £2,918 million, or 82 per cent, lower at £629 million in 2013 compared to £3,547 million in 2012 following the completion of the repositioning of the Group’s government bond portfolio in early 2013. Other operating income also includes gains and losses on liability management. During 2012 the Group had exchanged certain existing subordinated debt securities for new securities and also took advantage of opportunities to buy back some of its other issued securities; these exchanges resulted in a loss on extinguishment of the existing securities of £338 million, being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued and other consideration paid. The Group did not undertake any similar transactions in respect of its subordinated liabilities in 2013, however it did take advantage of opportunities to exchange some of its debt securities in issue for new instruments, generating losses in 2013 of £142 million. Excluding gains and losses on sale of available-for-sale financial assets and the impact of liability management activities, other operating income was £1,271 million higher at £2,762 million in 2013 compared to £1,491 million in 2012 including the gain of £540 million from the sales of shares in St James’s Place and £538 million following the sale of the Group’s portfolio of US Residential Mortgage-Backed Securities.

Insurance claims expense was £1,111 million, or 6 per cent, higher at £19,507 million in 2013 compared to £18,396 million in 2012. The insurance claims expense in respect of life and pensions business was £1,120 million, or 6 per cent, higher at £19,151 million in 2013 compared to £18,031 million in 2012; this increase in claims was matched by a similar improvement in net trading income, reflecting the improved performance of policyholder investments. Insurance claims in respect of general insurance business were £9 million, or 2 per cent, lower at £356 million in 2013 compared to £365 million in 2012.

Operating expenses decreased by £652 million, or 4 per cent to £15,322 million in 2013 compared with £15,974 million in 2012; the main reason for the decrease being the £720 million reduction in charges for regulatory provisions from £4,175 million in 2012 to £3,455 million in 2013. In

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

addition, 2013 included a past service pension charge of £104 million compared to a credit of £250 million in 2012. Staff costs were £350 million, or 6 per cent higher at £5,841 million in 2013 compared with £5,491 million in 2012. Excluding the past service pension charge from 2013 and credit from 2012, staff costs were flat at £5,737 million in 2013 compared with £5,741 million in 2012; annual pay rises and an increase in pension costs offset the impact of headcount reductions resulting from business disposals and the Group’s rationalisation programmes. Premises and equipment costs were £21 million, or 2 per cent, higher at £970 million in 2013 compared with £949 million in 2012. Other expenses (excluding the charges in respect of payment protection insurance and other regulatory provisions of £3,455 million from 2013 and £4,175 million from 2012) were £117 million, or 4 per cent, lower at £3,116 million in 2013 compared with £3,233 million in 2012 as increased technology-related spend and a higher charge in respect of the UK bank levy were more than offset by reductions in professional fees and in other costs. Depreciation and amortisation costs were £186 million, or 9 per cent, lower at £1,940 million in 2013 compared to £2,126 million in 2012.

Impairment losses decreased by £2,408 million, or 47 per cent, to £2,741 million in 2013 compared with £5,149 million in 2012. Impairment losses in respect of loans and advances to customers were £2,400 million, or 47 per cent, lower at £2,725 million compared with £5,125 million in 2012. The overall performance of the portfolio reflects improving credit quality and, particularly for Commercial Banking, improvements in the economic environment. The impairment charge in respect of debt securities classified as loans and receivables was a charge of £1 million in 2013 compared to a credit of £4 million in 2012 and the impairment charge in respect of available-for-sale financial assets was £22 million, or 59 per cent, lower at £15 million in 2013 compared to £37 million in 2012. There was no charge in respect of other credit provisions; there had been a release of £9 million in 2012 following the draw-down of a number of commitments.

In 2013, the Group recorded a tax charge of £1,217 million compared to a tax charge of £781 million in 2012. The tax charge in 2013 was £1,121 million higher than the charge that would arise at the standard UK corporation tax rate of 23.25 per cent; principally as a result of a £594 million charge arising from the reduction in the corporation tax rate, a £348 million write-off of deferred tax assets following the sale of the Group’s Australian operations and a £251 million policyholder tax charge. The tax charge of £781 million in 2012 arose on a loss before tax of £606 million; this tax charge reflected a policyholder tax charge arising from the revaluation of policyholder tax credits in light of economic forecasts and changes to the taxation of life insurance companies and the impact of the UK corporation tax rate reduction to 23 per cent on the net deferred tax asset.

Over the course of 2013 the Group made further progress in strengthening the balance sheet and reducing risk, while continuing to manage down wholesale funding. Total assets were £87,191 million, or 9 per cent, lower at £847,030 million at 31 December 2013 compared to £934,221 million at 31 December 2012, reflecting the run-down of assets which are outside of the Group’s risk-appetite, the sale of St James’s Place plc and reduced placings with central banks. Customer deposits were £14,399 million, or 3 per cent, higher at £441,311 million compared to £426,912 million at 31 December 2013, reflecting growth in the Group’s relationship brands in Retail and Commercial Banking, but deposits by banks were £24,423 million, or 64 per cent, lower at £13,982 million at 31 December 2013 compared to £38,405 million at 31 December 2012 and debt securities in issue were £30,151 million, or 26 per cent, lower at £87,102 million at 31 December 2013 compared to £117,253 million at the end of 2012. Liabilities arising from non-participating investment contracts were £26,782 million, or 49 per cent, lower at £27,590 million at 31 December 2013 compared to £54,372 million at 31 December 2012 primarily as a result of the sale of St James’ Place plc.

The Group’s funding structure and liquidity position remain robust. The Group further reduced wholesale funding by £32.0 billion, a 19 per cent decrease in the year, with the proportion of funding with a maturity of less than a year at 32 per cent. The Group continues to maintain a strong liquidity position including £89.3 billion of cash and highly rated, low-risk securities. The 3 per cent increase in customer deposits, together with the reduction in assets which are outside of the Group’s risk appetite, drove a further improvement in the Group’s loan to deposit ratio to 113 per cent at the end of 2013 from 121 per cent at the end of 2012.

In acknowledgement of the progress made in improving the Group’s capitalisation and transforming its financial profile, the rating agencies Fitch and Standard & Poor’s upgraded Lloyds Bank plc’s standalone rating to ‘bbb+’ in September and December 2013 respectively, and affirmed their long-term credit ratings of Lloyds Bank plc as ‘A’.

As at 31 December 2013, the Group’s capital ratios had increased with a total capital ratio on a Basel II basis of 20.8 per cent (compared to 17.3 per cent at 31 December 2012, before restatement for the impact of IAS 19 Revised); a tier 1 capital ratio of 14.5 per cent compared to 13.8 per cent and a core tier 1 ratio of 14.0 per cent compared to 12.0 per cent. During 2013 risk-weighted assets decreased by £46,449 million to £263,850 million at 31 December 2013 compared with £310,299 million at 31 December 2012; this decrease reflected risk-weighted asset reductions across all divisions driven by reductions in assets outside of the Group’s risk appetite, lower lending balances and beneficial movements in external economic factors. Risk-weighted assets in the Retail division were £9,793 million lower, risk-weighted assets in Commercial Banking were £26,668 million lower and those in Wealth, Asset Finance and International were £10,281 million lower.

2012 Compared With 2011

For the year ended 31 December 2012, the Group recorded a loss before tax of £606 million compared with a loss before tax in 2011 of £551 million; the result in 2012 included a provision in respect of redress to customers relating to past sales of Payment Protection Insurance of £3,575 million (2011: £nil).

Total income increased by £12,070 million, or 45 per cent, to £38,913 million in 2012 compared with £26,843 million in 2011, comprising a £17,050 million increase in other income only partly offset by a decrease of £4,980 million in net interest income.

Net interest income was £7,718 million in 2012; a decrease of £4,980 million, or 39 per cent compared to £12,698 million in 2011. There was a credit of £109 million in 2012 arising from liability management gains compared to a credit of £696 million in 2011 and an adverse impact of £3,017 million from an increase in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group. After adjusting for these items, there was a reduction in net interest income of £1,376 million, or 12 per cent, reflecting a decrease in average interest-earning assets across all Divisions, mainly due to subdued lending demand and the disposal of assets outside of the Group’s risk appetite. It was also driven by a decrease in net interest margin, which resulted from competitive deposit markets and elevated wholesale funding costs continuing into 2012, with the average cost of new funding continuing to be higher than the average cost of maturing funds.

Other income was £17,050 million, or 121 per cent, higher at £31,195 million in 2012 compared to £14,145 million in 2011. Fee and commission income was £285 million, or 6 per cent, lower at £4,650 million compared to £4,935 million in 2011. Fee and commission expense increased by £53 million or 4 per cent to £1,444 million compared with £1,391 million in 2011. Net trading income increased by £15,373 million to £15,005 million in 2012 compared to a deficit of £368 million in 2011; this increase included an improvement of £15,475 million in gains on policyholder

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

investments held within the insurance business, offset by a similar increase in the related claims expense. Insurance premium income was largely unchanged at £8,284 million in 2012 compared with £8,170 million in 2011; an increase of £114 million or 1 per cent. During 2012 the Group exchanged certain existing subordinated debt securities for new securities and also took advantage of opportunities to buy back some of its other issued securities; these exchanges resulted in a loss on extinguishment of the existing securities of £338 million, being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued and other consideration paid. Together with related fees and costs, liability management activities resulted in gains of £599 million recognised in 2011. Excluding the impact of liability management activities, other operating income was £2,838 million higher at £5,038 million in 2012 compared to £2,200 million in 2011; this largely reflected profits on the sale of government bonds as the Group repositions its portfolio and a positive variance of £891 million in the income arising from the movement in value of in-force insurance business.

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

Operating expenses increased by £2,715 million, or 20 per cent to £15,974 million in 2012 compared with £13,259 million in 2011; the main reasons for the increase being the £3,575 million payment protection insurance provision raised in 2012, only partly offset by a past service pension credit of £250 million in the same year. Staff costs were £884 million, or 14 per cent lower at £5,491 million in 2012 compared with £6,375 million in 2011. Excluding the past service pension credit in 2012, staff costs were £634 million, or 10 per cent lower at £5,741 million compared with £6,375 million in 2011 due to the ongoing impact of headcount reductions, more than offsetting the effect of annual pay rises. Premises and equipment costs were £102 million, or 10 per cent, lower at £949 million compared with £1,051 million in 2011. Other expenses (excluding the charges in respect of payment protection insurance and other regulatory provisions of £4,175 million from 2012 and £175 million from 2011) were £185 million, or 5 per cent, lower at £3,233 million in 2012 compared with £3,418 million in 2011 as increased technology-related spend was more than offset by reductions in advertising spend and in other costs. Depreciation and amortisation costs were £49 million, or 2 per cent lower at £2,126 million in 2012 compared to £2,175 million in 2011. In 2011 there had been a charge of £65 million in relation to the impairment of tangible fixed assets; there was no such charge in 2012.

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

In 2012, the Group recorded a tax charge of £781 million compared to a tax charge of £3 million in 2011. The tax charge of £781 million in 2012 arose on a loss before tax of £606 million. This tax charge reflects a policyholder tax charge arising from the revaluation of policyholder tax credits in light of current economic forecasts and recent changes to the taxation of life insurance companies and the impact of the UK corporation tax rate reduction to 23 per cent on the net deferred tax asset.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

NET INTEREST INCOME

	2013	2012	[1]	2011
Net interest income £m	7,338	7,718		12,698
Average interest-earning assets £m	663,364	710,669		736,032
Average rates:
Gross yield on interest-earning assets %[2]	3.19	3.31		3.58
Interest spread %[3]	0.87	0.90		1.63
Net interest margin %[4]	1.11	1.09		1.73

[1]	Restated – see note 1 on page F-11.

[2]	Gross yield is the rate of interest earned on average interest-earning assets.

[3]	Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

[4]	The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

2013 COMPARED WITH 2012

Net interest income was £7,338 million in 2013; a decrease of £380 million, or 5 per cent, compared to £7,718 million in 2012. Net interest income in 2013 includes a charge of £3,091 million in respect of amounts payable to unitholders in consolidated Open-Ended Investment Companies compared to a charge in 2012 of £2,798 million. In 2012 net interest income included a credit of £109 million arising from liability management gains, with no such item in 2013. After adjusting for these items, net interest income was £22 million higher at £10,429 million in 2013 compared to £10,407 million in 2012. The impact of a decrease in average interest earning assets, mainly due to the disposal of assets outside of the Group’s risk appetite, was partly offset by an increase in net interest margin mainly reflecting improved deposit margins and lower wholesale funding costs.

Average interest-earning assets were £47,305 million, or 7 per cent, lower at £663,364 million in 2013 compared to £710,669 million in 2012. The reduction reflected the continuing run-off of assets which were outside of the Group’s risk appetite, including business disposals, more than offsetting the impact of focused new lending.

Average interest-earning assets in Retail were £6,375 million, or 2 per cent, lower at £344,298 million in 2013 compared to £350,673 million in 2012. Average mortgage balances were £4,725 million, or 1 per cent, lower at £321,965 million in 2013 compared with £326,690 million in 2012. Other personal lending balances were £1,650 million, or 7 per cent, lower at £22,333 million in 2013 compared with £23,983 million in 2012, as a result of the full year impact of reductions in customer personal indebtedness, particularly unsecured lending, in 2012.

Average interest-earning assets across the rest of the Group were £40,930 million, or 11 per cent, lower at £319,066 million in 2013, compared to £359,996 million in 2012. Relationship lending and similar average interest-earning assets in Commercial Banking were £18,913 million, or 13 per cent, lower at £125,466 million in 2013 compared to £144,379 million in 2012. Balances in Wealth, Asset Finance and International were £7,055 million, or 15 per cent, lower at £41,153 million in 2013 compared to £48,208 million in 2012. The remainder of the Group’s average interest-earning assets, which include certain non-relationship and treasury-related balances in the Commercial Banking division and bank deposits held in the insurance business, were £14,962 million, or 9 per cent, lower at £152,447 million in 2013 compared to £167,409 million in 2012.

Adjusting net interest income for the amounts paid to unitholders in Open-Ended Investment Companies and for the effects of the liability management exercises, the net interest margin was 11 basis points higher at 1.57 per cent in 2013 compared to 1.46 per cent in 2012. Margins in Retail increased, driven by improved deposit mix and a favourable funding environment, more than offsetting reduced lending rates; margins in Commercial Banking increased through disciplined pricing of new business, and reduced funding costs and margins in Wealth, Asset Finance and International also increased, due to improvements in the Wealth business and in online deposits.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2012 COMPARED WITH 2011

Net interest income was £7,718 million in 2012; a decrease of £4,980 million, or 39 per cent compared to £12,698 million in 2011. There was a small credit of £109 million in 2012 arising from liability management gains compared to a credit of £696 million in 2011 and a negative impact of £3,017 million from an increase in the amounts payable to unitholders in those Open-Ended Investment Companies included in the consolidated results of the Group. After adjusting for these items, the underlying reduction in net interest income reflected a decrease in average interest-earning assets, mainly due to the disposal of assets outside of the Group’s risk appetite and subdued lending demand. It was also driven by decrease in net interest margin, which resulted from competitive deposit markets and elevated wholesale funding costs continuing into 2012, with the average cost of new funding continuing to be higher than the average cost of maturing funds. These effects were partly mitigated by the benefits of re-pricing certain lending portfolios, an improving funding mix, and the reduction in certain lower margin asset portfolios.

Average interest-earning assets were £25,363 million, or 3 per cent, lower at £710,669 million in 2012 compared to £736,032 million in 2011. This reduction reflected the continuing run-off of assets which were outside of the Group’s risk appetite from the Group’s balance sheet and subdued lending demand.

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

Average interest-earning assets across the rest of the Group were £13,891 million, or 4 per cent, lower at £359,996 million in 2012 compared to £373,887 million in 2011. Relationship lending and similar average interest-earning assets in Commercial Banking were £22,327 million, or 13 per cent, lower at £144,379 million in 2012 compared to £166,706 million in 2011. Balances in Wealth, Asset Finance and International were £8,327 million, or 15 per cent, lower at £48,208 million in 2012 compared to £56,535 million in 2011. The remainder of the Group’s average interest-earning assets, which include certain non-relationship and treasury-related balances in the Commercial Banking division and the bank deposits held in the insurance business, were £16,763 million, or 11 per cent, higher at £167,409 million in 2012 compared to £150,646 million in 2011.

The Group’s net interest margin decreased by 64 basis points to 1.09 per cent in 2012 compared to 1.73 per cent in 2011. However, net interest income in 2012 included only £109 million in relation to the revision in the carrying values of certain debt securities compared to £696 million in 2011; and there was also a charge of £2,798 million in respect of amounts payable to unitholders in consolidated Open-Ended Investment Companies compared to a credit of £219 million in 2011. Excluding these amounts net interest income was £1,376 million, or 12 per cent, lower at £10,407 million in 2012 compared to £11,783 million in 2011 and the net interest margin was 14 basis points lower at 1.46 per cent in 2012 compared to 1.60 per cent in 2011. Margins in Commercial banking reduced, as a result of increased wholesale funding costs and competition for customer deposits; margins were also lower in Wealth, Asset Finance and International as a result of the run-off of assets outside of the Group’s risk appetite. Margins in Retail, however, were stable as the impact of higher funding costs and portfolio de-risking was largely mitigated by repricing of selected lending portfolios.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER INCOME

	2013	2012 [1]	2011
	£m	£m	£m
Fee and commission income:
Current account fees	973	1,008	1,053
Credit and debit card fees	984	941	877
Other	2,162	2,701	3,005
	4,119	4,650	4,935
Fee and commission expense	(1,385)	(1,444)	(1,391)
Net fee and commission income	2,734	3,206	3,544
Net trading income	16,467	15,005	(368)
Insurance premium income	8,197	8,284	8,170
Gains on sale of available-for-sale financial assets	629	3,547	343
Liability management	(142)	(338)	599
Other[1]	2,762	1,491	1,857
Other operating income	3,249	4,700	2,799
Total other income	30,647	31,195	14,145

[1]	Restated – see note 1 on page F-11.

2013 COMPARED WITH 2012

Other income was £548 million, or 2 per cent, lower at £30,647 million in 2013 compared to £31,195 million in 2012.

Fee and commission income was £531 million, or 11 per cent, lower at £4,119 million in 2013 compared with £4,650 million in 2012. Current account fees were £35 million, or 3 per cent, lower at £973 million in 2013 compared to £1,008 million in 2012. An increase of £43 million, or 5 per cent, in credit and debit card fees from £941 million in 2012 to £984 million in 2013 resulted from increased customer activity and merchanting charges. Other fees and commissions receivable were £539 million, or 20 per cent, lower at £2,162 million in 2013 compared with £2,701 million in 2012; £336 million of this reduction reflected the deconsolidation of St James’s Place plc from March 2013.

Fee and commission expense was £59 million, or 4 per cent, lower at £1,385 million in 2013 compared to £1,444 million in 2012, again largely reflecting the deconsolidation of St James’s Place plc.

Net trading income was £1,462 million, or 10 per cent, higher at £16,467 million in 2013 compared with £15,005 million in 2012. Net trading income within the insurance businesses was £1,347 million, or 9 per cent, higher at £16,304 million in 2013 compared to £14,957 million in 2012, which reflects the improved market performance in 2013. However this increase, along with the small increase in long-term insurance premium income, was largely offset by the overall increase in insurance claims expense and the £293 million increase in the amounts payable to unit holders in those Open-Ended Investment Companies consolidated into the Group’s results (within net interest income).

Insurance premium income was £8,197 million in 2013 compared with £8,284 million in 2012; a decrease of £87 million, or 9 per cent. Earned premiums in respect of the Group’s long-term life and pensions business were £31 million higher at £7,200 million in 2013 compared to £7,169 million in 2012 with growth in corporate pension sales partly offset by lower sales through the branch network. General insurance earned premiums were £118 million, or 11 per cent, lower at £997 million in 2013 compared with £1,115 million in 2012 due to the continued run-off of the closed creditor insurance book and a greater focus on profitability of sales rather than volume.

Other operating income was £1,451 million, or 31 per cent, lower at £3,249 million in 2013 compared to £4,700 million in 2012. During 2013 the Group incurred liability management losses of £142 million, following a planned exit from repurchase agreement facilities and redemption of a tranche of covered bonds. During February 2012, the Group had completed the exchange of certain subordinated debt securities issued by the HBOS group for new subordinated debt securities issued by Lloyds Bank plc by undertaking an exchange offer on certain securities which were eligible for call during 2012; this exchange resulted in a gain on the extinguishment of the existing securities of £59 million; additionally, during the second half of 2012 losses totalling £397 million arose on the buy-back of other debt securities.

Other operating income also includes gains and losses on sale of available-for-sale financial assets, which were £2,918 million, or 82 per cent, lower at £629 million in 2013 compared to £3,547 million in 2012; of this £787 million in 2013, compared to £3,207 million in 2012, related to the sale of government securities following the repositioning of the Group’s government bond portfolio over 2012 and substantialy completed in the first half of 2013.

Excluding gains and losses on sale of available-for-sale financial assets and liability management, other operating income was £1,271 million, or 85 per cent, higher at £2,762 million in 2013 compared with 1,491 million in 2012; this was mainly driven by gains in relation to asset sales, including £540 million from the sale of the Group’s shareholding in St James’s Place plc, and £538 million following the sale of the Group’s portfolio of US Residential Mortgage-Backed Securities. There was also a £147 million benefit from the improvement in the movement in value of the insurance in-force business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2012 COMPARED WITH 2011

Other income was £17,050 million, or 121 per cent, higher at £31,195 million in 2012 compared to £14,145 million in 2011.

Fee and commission income was £285 million, or 6 per cent, lower at £4,650 million in 2012 compared with £4,935 million in 2011. Current account fees were £45 million, or 4 per cent, lower at £1,008 million in 2012 compared to £1,053 million in 2011. An increase of £64 million, or 7 per cent, in credit and debit card fees from £877 million in 2011 to £941 million in 2012 resulted from increased customer activity and merchanting charges. Other fees and commissions were £304 million, or 10 per cent, lower at £2,701 million in 2012 compared with £3,005 million in 2011.

Fee and commission expense was £53 million, or 4 per cent, higher at £1,444 million in 2012 compared to £1,391 million in 2011.

Net trading income was £15,373 million higher at £15,005 million in 2012 compared with a deficit of £368 million in 2011. Net trading income within the insurance businesses was £14,957 million in 2012 compared to a deficit of £518 million in 2011, which reflects the improved market performance in 2012, however this increase along with the small increase in long-term insurance premium income were largely offset by the overall increase in insurance claims expense. A gain of £249 million in 2012, compared with a loss in 2011 of £5 million, arose from the change in fair value of the embedded equity conversion feature contained in the Enhanced Capital Notes issued by the Group. Net trading income within the Group’s banking activities was £356 million lower at a loss of £201 million in 2012 compared with net gains of £155 million in 2011.

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

Other operating income was £1,901 million, or 68 per cent, higher at £4,700 million in 2012 compared to £2,799 million in 2011. During February 2012, the Group completed the exchange of certain subordinated debt securities issued by the HBOS group for new subordinated debt securities issued by Lloyds Bank plc by undertaking an exchange offer on certain securities which were eligible for call during 2012. This exchange resulted in a gain on the extinguishment of the existing securities of £59 million; additionally, during the second half of 2012 losses totalling £397 million arose on the buy-back of other debt securities. These net losses of £338 million in respect of liability management compared to gains of £599 million in 2011.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING EXPENSES
	2013	2012	[1]	2011	[1]
	£m	£m		£m
Administrative expenses:
Staff:
Salaries	3,331	3,411		3,784
Performance-based compensation	473	395		361
Social security costs	385	383		432
Pensions and other post-retirement benefit schemes:
Past service credits and curtailment gains	104	(250)		–
Other	654	589		610
	758	339		610
Restructuring costs	111	217		124
Other staff costs	783	746		1,064
	5,841	5,491		6,375
Premises and equipment:
Rent and rates	467	488		547
Hire of equipment	15	17		22
Repairs and maintenance	178	174		188
Other	310	270		294
	970	949		1,051
Other expenses:
Communications and data processing	1,169	1,082		954
Advertising and promotion	313	314		398
Professional fees	425	550		576
UK bank levy	238	179		189
Other	971	1,108		1,301
	3,116	3,233		3,418
Depreciation and amortisation:
Depreciation of tangible fixed assets	1,374	1,431		1,434
Amortisation of acquired value of in-force non-participating investment contracts	54	79		78
Amortisation of other intangible assets	512	616		663
	1,940	2,126		2,175
Impairment of tangible fixed assets	–	–		65
Total operating expenses, excluding regulatory provisions	11,867	11,799		13,084
Regulatory provisions:
Payment protection insurance provision	3,050	3,575		–
Other regulatory provisions[2,3]	405	600		175
	3,455	4,175		175
Total operating expenses	15,322	15,974		13,259
Cost:income ratio (%)[4]	82.9	77.9		63.7

[1]	Restated – see note 1 on page F-11.

[2]	In addition, in 2012 regulatory provisions of £50 million (2013: £nil; 2011: £nil) were charged against income.

[3]	Other regulatory provisions in 2013 include a fine of £28 million levied on the Group by the Financial Conduct Authority in relation to failings in control over sales incentive schemes in the Group’s branch network.

[4]	Total operating expenses divided by total income, net of insurance claims.
23

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2013 COMPARED WITH 2012

Operating expenses decreased by £652 million, or 4 per cent, to £15,322 million in 2013 compared with £15,974 million in 2012. This decrease principally reflected the reduced regulatory provisions charge of £3,455 million in 2013, which was £720 million, or 17 per cent, lower than the charge of £4,175 million in 2013.

Staff costs were £350 million, or 6 per cent, higher in 2013 at £5,841 million compared to £5,491 million in 2012; reflecting a past service pension charge of £104 million in 2013 compared to a credit of £250 million in 2012. Excluding the past service pension amounts, staff costs were lower by £4 million at £5,737 million in 2013 compared to £5,741 million in 2012. Salaries were £80 million, or 2 per cent, lower at £3,331 million in 2013 compared with £3,411 million in 2012 as the impact of annual pay rises was more than offset by staff reductions, in part due to business disposals. Pension costs, excluding the past service pension items, were £65 million, or 11 per cent, higher at £654 million in 2013 compared to £589 million in 2012, principally as a result of the impact on the defined benefit charge of the increased net scheme liabilities at the end of 2012 and higher levels of defined contribution charges. Social security costs were £2 million, or 1 per cent, higher at £385 million in 2013 compared with £383 million in 2012. Staff restructuring costs were £106 million, or 49 per cent, lower at £111 million in 2013 compared with £217 million in 2012, and other staff costs were £37 million, or 5 per cent, higher at £783 million in 2013 compared with £746 million in 2012.

Premises and equipment costs were £21 million, or 2 per cent, higher at £970 million in 2013 compared to £949 million in 2012. Rent and rates was £21 million, or 4 per cent, lower at £467 million in 2013 compared to £488 million in 2012 as the Group continues to rationalise its property portfolio, in part through business disposals, but other premises and equipment costs increased by £40 million, or 15 per cent, from £270 million in 2012 to £310 million in 2013, partly due to lower profits on disposal of operating lease assets and other equipment.

Other expenses (excluding the regulatory provisions charges of £3,455 million from 2013 and £4,175 million from 2012) were £117 million, or 4 per cent, lower at £3,116 million in 2013 compared with £3,233 million in 2012. Communications and data processing costs were £87 million, or 8 per cent, higher at £1,169 million in 2013 compared with £1,082 million in 2012; professional fees were £125 million, or 23 per cent, lower at £425 million in 2013 compared to £550 million in 2012, in part due to lower spend in the Group’s Simplification programme; and advertising and promotion costs were flat at £313 million in 2013 compared with £314 million in 2012. The charge in respect of the UK bank levy was £59 million, or 33 per cent, higher at £238 million in 2013 compared to £179 million in 2012; and other costs were £137 million, or 12 per cent, lower at £971 million in 2013 compared with £1,108 million in 2012, in part reflecting the deconsolidation of St James’s Place plc from March 2013.

Depreciation and amortisation costs were £186 million, or 9 per cent, lower at £1,940 million in 2013 compared with £2,126 million in 2012. Charges for the depreciation of tangible fixed assets were £57 million, or 4 per cent, lower at £1,374 million in 2013 compared to £1,431 million in 2012, largely due to lower levels of operating lease assets. The charge for the amortisation of acquired value of in-force non-participating investment contracts was £25 million, or 32 per cent, lower at £54 million in 2013 compared to £79 million in 2012 as a result of the deconsolidation of St James’s Place plc from March 2013. The charge for the amortisation of other intangible assets was £104 million, or 17 per cent, lower at £512 million in 2013 compared to £616 million in 2012, partly as a result of the deconsolidation of St James’s Place plc and certain core deposit intangibles becoming full amortised in 2012.

The Group incurred a regulatory provisions charge of £3,455 million in 2013 compared to £4,175 million in 2012 of which £3,050 million (2012: £3,575 million) related to payment protection insurance. For further details see note 11 to the financial statements. The charge in 2013 included a fine of £28 million levied on the Group by the Financial Conduct Authority in relation to failings in control over sales incentive schemes in the Group’s branch network.

2012 COMPARED WITH 2011

Operating expenses increased by £2,715 million, or 20 per cent, to £15,974 million in 2012 compared with £13,259 million in 2011. This increase principally reflected the £3,575 million payment protection insurance provision made in 2012 (2011: nil).

Staff costs were £884 million, or 14 per cent, lower in 2012 at £5,491 million compared to £6,375 million in 2011; in part reflecting a past service pension credit of £250 million in 2012. Excluding the past service pension credit of £250 million in 2012, staff costs were lower by £634 million, a decrease of 10 per cent from £6,375 million in 2011. Salaries were £373 million, or 10 per cent, lower at £3,411 million in 2012 compared with £3,784 million in 2011 as the impact of annual pay rises was more than offset by staff reductions. Pension costs, excluding the past service pension credit in 2012, were £21 million, or 3 per cent, lower at £589 million in 2012 compared to £610 million in 2011, principally as a result of reduced expected returns on defined benefit scheme assets during 2012. Social security costs were £49 million, or 11 per cent, lower at £383 million in 2012 compared with £432 million in 2011 in line with the decrease in salaries. Staff restructuring costs were £93 million, or 75 per cent, higher at £217 million in 2012 compared with £124 million in 2011, and other staff costs were £318 million, or 30 per cent, lower at £746 million in 2012 compared with £1,064 million in 2011.

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

Other expenses (excluding the regulatory provisions charges of £4,175 million from 2012 and £175 million from 2011) were £185 million, or 5 per cent, lower at £3,233 million in 2012 compared with £3,418 million in 2011. Communications and data processing costs were £128 million, or 13 per cent, higher at £1,082 million in 2012 compared with £954 million in 2011 as a result of project-related spend and increased demand for technology in the business. Advertising and promotion costs were £84 million, or 21 per cent, lower at £314 million in 2012 compared with £398 million in 2011 following reduced expenditure within the integration programme and scaling-back of marketing spend; and other costs were £189 million, or 17 per cent, lower at £933 million in 2012 compared with £1,122 million in 2011.

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

The Group incurred a regulatory provisions charge of £4,175 million in 2012 compared to £175 million in 2011 of which £3,575 million (2011: £nil) related to payment protection insurance. For further details see note 43 to the financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRMENT
	2013	2012	2011
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	2,725	5,125	8,020
Debt securities classified as loans and receivables	1	(4)	49
Total impairment losses on loans and receivables	2,726	5,121	8,069
Impairment of available-for-sale financial assets	15	37	80
Other credit risk provisions	–	(9)	(55)
Total impairment charged to the income statement	2,741	5,149	8,094

2013 COMPARED WITH 2012

Impairment losses decreased by £2,408 million, or 47 per cent, to £2,741 million in 2013 compared to £5,149 million in 2012 with reductions in all divisions.

The overall performance of the Group’s lending portfolio continues to improve reflecting the improved credit quality of the portfolio with better quality new lending, continued prudent management of impaired loans and a further reduction in assets which are outside of the Group’s risk appetite.

The impairment charge in respect of loans and advances to customers was £2,400 million, or 47 per cent, lower at £2,725 million compared to £5,125 million in 2012. In Retail, credit performance across the business improved, reflecting the application of the Group’s prudent risk appetite to new lending and the reduced value of assets going into arrears in 2013. The impairment charge reduced principally because of a lower charge against the secured lending portfolio reflecting an improved arrears position and higher house prices. Within Commercial Banking, impairment charges were lower in 2013 as a result of disposals of assets which are outside of the Group’s risk appetite and the better quality of new lending together with higher releases of provisions. In Wealth, Asset Finance and International, the reduced charge reflected asset reduction in the Irish portfolio, including the sale of a portfolio of non-performing mortgage loans.

There was no impairment charge in respect of loans and advances to banks in 2013 or 2012. The impairment charge in respect of debt securities classified as loans and receivables was £1 million in 2013 compared to a credit of £4 million in 2012. The impairment charge in respect of available-for-sale financial assets was £22 million, or 59 per cent, lower at £15 million in 2013 compared to £37 million in 2012.

There was no charge in respect of other credit provisions in 2013, while there had been a release of £9 million in 2012.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TAXATION
	2013	2012 [1]	2011 [1]
	£m	£m	£m
UK corporation tax:
Current tax on profits for the year	(226)	(181)	(93)
Adjustments in respect of prior years	(205)	58	(146)
	(431)	(123)	(239)
Double taxation relief	–	–	–
	(431)	(123)	(239)
Foreign tax:
Current tax on profits for the year	(60)	(86)	(90)
Adjustments in respect of prior years	26	(8)	36
	(34)	(94)	(54)
Current tax charge	(465)	(217)	(293)
Deferred tax	(752)	(564)	290
Taxation charge	(1,217)	(781)	(3)

[1]	Restated – see note 1 on page F-11.

2013 COMPARED WITH 2012

The rate of tax is influenced by the geographic and business mix of profits. The Group’s tax charge or credit is distorted, in particular, by the requirement to include, within income tax in the income statement, the tax attributable to UK life insurance policyholder earnings and the Group’s interests in Open Ended Investment Companies.

In 2013, a tax charge of £1,217 million arose on the profit before tax of £415 million and in 2012 a tax charge of £781 million arose on the loss before tax of £606 million. The statutory corporation tax rates were 23.25 per cent for 2013 and 24.5 per cent for 2012.

The tax charge in 2013 reflected a higher effective rate than the UK statutory rate due to the impact on the Group’s net deferred tax asset of the reductions in the UK corporation tax rate that will come into effect in 2014 and 2015 and the sale of the Australian business during the year; together with the effect of policyholder taxes in the insurance businesses.

Reductions in the enacted UK corporation tax rates to 21 per cent with effect from 1 April 2014 and 20 per cent with effect from 1 April 2015 (2012 to 23 per cent) led to an additional deferred tax charge in both 2013 (£594 million) and 2012 (£320 million) on the revaluation of the Group’s deferred tax asset.

The sale of the Group’s Australian operations led to an additional deferred tax charge of £348 million in 2013 reflecting the write-down of a deferred tax asset in respect of Australian trading losses.

2012 COMPARED WITH 2011

In 2012, a tax charge of £781 million arose on the loss before tax of £606 million and in 2011 a tax charge of £3 million arose on the loss before tax of £551 million. The statutory corporation tax rates were 24.5 per cent for 2012 and 26.5 per cent for 2011.

The Finance Act 2012 introduced a new UK tax regime for life insurance companies from 1 January 2013. The impact of these new rules is reflected in the deferred tax balances at 31 December 2012. The consequence of these changes, combined with current economic forecasts, resulted in a debit of £780 million to the tax charge. In 2011, without the change in tax regime, there was a £146 million debit in respect of derecognition of deferred tax on policyholder tax credits.

Reductions in the enacted UK corporation tax rates to 23 per cent (2011 to 25 per cent) led to an additional deferred tax charge in both 2012 (£320 million) and 2011 (£423 million) on the revaluation of the Group’s deferred tax asset.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LINE OF BUSINESS INFORMATION

The requirements for IFRS segmental reporting are set out in IFRS 8, Operating Segments which mandates that an entity’s segmental reporting should reflect the way in which its operations are viewed and judged by its chief operating decision maker. As a consequence, the Group’s statutory segmental reporting follows the underlying basis as explained below (see also note 4 to the financial statements).

The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources. The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer and the performance assessment includes a consideration of each segment’s net interest revenue; consequently the total interest income and expense for all reportable segments is presented on a net basis. The internal reporting is on an underlying profit before tax basis. The Group Executive Committee believes that this basis better represents the underlying performance of the Group. IFRS 8 requires that the Group presents its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 4 to the financial statements.

The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the United States Securities and Exchange Commission’s Regulation G. Management uses aggregate underlying profit before tax, a non-GAAP measure, as a measure of performance and believes that it provides important information for investors because it is a comparable representation of the Group’s performance. Profit before tax is the comparable GAAP measure to aggregate underlying profit before tax. The table below sets out the reconciliation of this non-GAAP measure to its comparable GAAP measure.

At 31 December 2013 the Group’s activities were organised into four financial reporting segments: Retail; Commercial Banking; Wealth, Asset Finance and International; and Insurance.

Comparative figures have been restated for the accounting policy changes explained in note 1 on page F-11.

Comparisons of results on a historical consolidated statutory basis are dominated by the impact of the acquisition of HBOS and the effects of the unwind of fair value adjustments made to the HBOS balance sheet on acquisition. In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on an ‘underlying’ basis. The key principles adopted in the preparation of the underlying basis of reporting are described below.

•	In order to reflect the impact of the acquisition of HBOS, the following have been excluded:

– the amortisation of purchased intangible assets; and

– the unwind of acquisition-related fair value adjustments.

•	The following items, not related to acquisition accounting, have also been excluded from underlying profit:

– the effects of certain asset sales, liability management and volatile items;

– integration, simplification and EC mandated retail business disposal costs;

– volatility arising in insurance businesses;

– insurance gross-up;

– the payment protection insurance provision;

– other regulatory provisions; and

– certain past service pensions charges and credits in respect of the Group’s defined benefit pension schemes.

Readers should be aware that the underlying basis has been presented for comparative purposes only and is not intended to provide proforma information or show the results of the Group as if the acquisition of HBOS had taken place at an earlier date.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The results of the businesses are set out below on the underlying basis:
	2013	2012 [1]	2011 [1]
	£m	£m	£m
Retail	3,749	3,188	2,749
Commercial Banking	1,575	(324)	(812)
Wealth, Asset Finance and International	(42)	(929)	(2,785)
Insurance	1,090	1,107	1,465
Group Operations and Central items:
Group Operations	(57)	(51)	(56)
Central items	(149)	(426)	(132)
	(206)	(477)	(188)
Underlying profit before tax	6,166	2,565	429

[1]	Restated – see note 1 on page F-11.

Reconciliation of underlying profit to statutory profit (loss) before tax for the year

		2013	2012 [1]	2011 [1]
	Note	£m	£m	£m
Profit before tax – Underlying basis		6,166	2,565	429
Asset sales	1	(687)	(660)	88
Sale of government securities	2	787	3,207	196
Liability management	3	(142)	(229)	1,295
Own debt volatility	4	(221)	(270)	248
Other volatile items	5	(457)	(478)	(986)
Volatility arising in insurance businesses	6	668	312	(838)
Fair value unwind	8	(228)	650	1,206
Integration, simplification and EC mandated retail business disposal costs	9	(1,517)	(1,246)	(1,452)
Payment protection insurance provision	10	(3,050)	(3,575)	–
Other regulatory provisions	11	(405)	(650)	(175)
Past service pension (charge) credit	12	(104)	250	–
Amortisation of purchased intangibles	13	(395)	(482)	(562)
Profit (loss) before tax – Statutory		415	(606)	(551)

[1]	Restated – see note 1 on page F-11.

1.	Asset sales

Asset sales comprise the gains and losses on asset disposals (2013: losses of £687 million; 2012: losses of £660 million; 2011: gains of £88 million), principally of assets which were outside of the Group’s risk appetite.

2.	Sale of government securities

These reflect gains on bond sales (2013: £787 million; 2012: £3,207 million; 2011: £196 million) as the Group has taken the opportunity afforded by the continuing low interest rate environment to reposition its holdings of available-for-sale government securities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

3.	Liability management

Liability management losses of £142 million (2012: losses of £229 million; 2011: gains of £1,295 million) arose on transactions undertaken as part of the Group’s management of wholesale funding and capital, including a loss of £397 million resulting from debt repurchases and a gain of £168 million relating to the exchange of certain capital securities for other subordinated debt instruments. The liability management losses in 2013 were included in other income. In 2012 liability management gains of £109 million were recognised in net interest income and losses of £338 million in other income; and in 2011 gains of £696 million were recognised in net interest income and gains of £599 million in other income.

4.	Own debt volatility

Own debt volatility includes a gain of £41 million relating to the change in fair value attributable to movements in the Group’s credit standing on the small proportion of the Group’s wholesale funding which was designated at fair value at inception (2012: charge of £437 million; 2011: gain of £189 million). Own debt volatility also includes a £209 million loss (2012: gain of £249 million; 2011: loss of £5 million) relating to the change in fair value of the equity conversion feature of the Enhanced Capital Notes.

5.	Other volatile items

Other volatile items include the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting. A charge of £489 million was included in 2013 (2012: charge of £745 million; 2011: charge of £268 million) and reflected the market conditions that resulted in substantial changes in interest and foreign exchange rates in the year. Also included in 2013 was a positive net derivative valuation adjustment of £32 million (2012: credit of £267 million; 2011: charge of £718 million), reflecting a reduction in the market implied credit risk associated with customer derivative balances.

6.	Volatility arising in insurance businesses

The Group’s statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility.

In 2013, the Group’s statutory result before tax included positive insurance and policyholder interests volatility totalling £668 million compared to positive volatility of £312 million in 2012.

Volatility comprises the following:

	2013	2012	2011
	£m	£m	£m
Insurance volatility	218	189	(557)
Policyholder interests volatility	564	143	(283)
Insurance hedging arrangements	(114)	(20)	2
Total	668	312	(838)

Management believes that excluding volatility from underlying profit before tax provides useful information for investors on the performance of the business as it excludes amounts included within profit before tax which do not accrue to the Group’s equity holders and excludes the impact of changes in market variables which are beyond the control of management.

The most significant limitations associated with excluding volatility from the underlying basis results are:

(i)	Insurance volatility requires an assumption to be made for the normalised return on equities and other investments; and

(ii)	Insurance volatility impacts on the Group’s regulatory capital position, even though it is not included within underlying profit before tax.

Management compensates for the limitations above by:

(i)	Monitoring closely the assumptions used to calculate the normalised return used within the calculation of insurance volatility; these assumptions are disclosed below; and

(ii)	Producing separate reports on the Group’s current and forecast capital ratios.

Insurance volatility

The Group’s insurance businesses have policyholder liabilities that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value. The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in the value of both the liabilities and the investments be reflected within the income statement. As these investments are substantial and movements in their value can have a significant impact on the profitability of the Group, management believes that it is appropriate to disclose the results on the basis of an expected return in addition to results based on the actual return.

The expected gross investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom (Sterling)	2013	2012	2011
	%	%	%
Gilt yields (gross)	2.58	2.48	3.99
Equity returns (gross)	5.58	5.48	6.99
Property return (gross)	5.58	5.48	6.99
Fixed interest investments backing annuity liabilities (gross)	3.83	3.89	4.78
Corporate bonds	3.18	3.08	4.59

A review of investment strategy in the Group’s insurance business resulted in investment being made in a wider range of assets. Expected investment returns in 2013 include appropriate returns for these assets. The 2013 rates also reflect the move to swap rates as the basis for calculations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year, adjusted for significant changes in asset mix) is included within insurance volatility. Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the with profit funds, the value of the in-force business and the value of shareholders’ funds.

The positive insurance volatility of £218 million during 2013 primarily reflected the favourable performance of equity investments in the period relative to the expected return. This was partially offset by an increase in the long-term level of market implied inflation and lower cash returns compared to the long-term expectations. The positive insurance volatility of £189 million in 2012 primarily reflected the benefits of an increase in equity market values relative to the expected return and a reduction in gilt yields and a narrowing of corporate bond spreads. The negative insurance volatility of £557 million in 2011 primarily reflected the underperformance of equity markets in the second half of that year.

Policyholder interests volatility

The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life, pensions and investments business. In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, adjustments are made to remove this volatility from underlying profits. The effect of these adjustments is separately disclosed as policyholder interests volatility.

The most significant of these additional sources of volatility is policyholder tax. Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income. The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge. Timing and measurement differences exist between provisions for tax and charges made to policyholders. Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility.

In 2013, the statutory results before tax included a credit to other income which relates to policyholder interests volatility totalling £564 million (2012: credit of £143 million; 2011: charge of £283 million) relating to the rise in equity markets in the period.

Group hedging arrangements

To protect against deterioration in equity market conditions and the consequent negative impact on the value of in-force business on the Group balance sheet, the Group purchased put option contracts in 2012 financed by selling some upside potential from equity market movements. These expired in 2013 and the charge booked in 2013 on these contracts was £9 million. New protection was acquired in 2013 to replace the expired contracts. On a mark-to-market valuation basis a loss of £105 million was recognised in relation to the new contracts in 2013.

The statutory results for the year ended 31 December 2012 included a charge of £20 million (2011: credit of £2 million).

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

8.	Fair value unwind

The statutory (IFRS) and the underlying basis results include the impact of the acquisition-related fair value adjustments arising from the acquisition of HBOS in 2009. On a statutory (IFRS) basis the acquisition-related fair value adjustments affect a number of line items whereas the Group’s underlying basis presents the aggregate of the impact of these adjustments on the Group’s income statement.

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

9.	Integration, simplification and EC mandated retail business disposal costs

Simplification programme costs in 2013 were £830 million (2012: £676 million; 2011: £185 million) and the total spent on the programme to the end of 2013 was £1,691 million. This had delivered annual run-rate cost savings of £1,457 million by December 2013.

No integration costs were incurred in 2013 (2012: £nil; 2011: £1,097 million).

The Group continues to progress the European Commission (EC) mandated business disposal (Verde), with an Initial Public Offering (IPO) planned for mid-2014. Subject to meeting a number of criteria, this plan has been agreed in principle by the EC but remains subject to final regulatory and EC approval. The Project Verde branches were rebranded in September 2013, and now operate as TSB as a separate business within the Lloyds Banking Group. The costs of building TSB were £687 million in the year ended 31 Decemer 2013 (2012: £570 million; 2011: £170 million) and, from inception to the end of December 2013, have totalled £1,468 million. For more information see Risk Factors – Government Related Risks.

10.	Payment protection insurance (PPI) provision

The Group made a further provision in the fourth quarter of 2013 for expected PPI costs of £1,800 million, which brought the amount provided in 2013 for PPI to £3,050 million (2012: £3,575 million; 2011: nil), and the total amount provided to £9,825 million. Total costs incurred in the three months to 31 December 2013 were £687 million, including £165 million of administration costs, and as at 31 December 2013, £2,807 million of the total provision remained unutilised.

The volume of PPI complaints continues to fall. Average monthly complaint volumes (excluding complaints where no PPI was held) reduced to approximately 37,000 in the fourth quarter of 2013, and were 24 per cent below volumes in the third quarter, and 56 per cent below the fourth quarter of 2012. While fourth quarter volumes fell in line with the Group’s revised end of third quarter expectations, following further statistical modelling and the results of the most recent customer survey, the Group is now forecasting a slower decline in future volumes than previously expected. The additional provision taken in the fourth quarter is based on the assumption that the Group will receive approximately a further

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

550,000 complaints. Together with an increase in administrative costs, this revised forecast for future complaint volumes accounts for approximately £1.1 billion of the £1.8 billion additional provision taken in the fourth quarter.

A revision of the Group’s forecasts for uphold rates and response rates to proactive mailings together account for approximately £0.4 billion of the increased provision, and reflect forecast rates above recent experience. The Group has also increased its estimates for remediation costs, which principally relate to the re-review of previously defended complaints, and this accounts for approximately £0.3 billion of the increased provision.

Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 40 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and expected proactive mailings undertaken by the Group. The proactive mailings arise from a detailed Past Business Review, carried out by the Group as agreed with the Financial Conduct Authority (FCA), as a result of which the Group is contacting customers identified as having the highest likelihood of required redress. These mailings are expected to be substantially complete by the end of the first half of 2014. In terms of customer-initiated complaints, the fourth quarter monthly average run-rate of approximately 37,000 complaints is around 70 per cent below its peak and complaints have declined in each of the last six quarters.

The total amount provided for PPI represents the Group’s best estimate of the likely future costs, albeit a number of risks and uncertainties remain, in particular complaint volumes, uphold rates, average redress costs, the scope and cost of proactive mailings and remediation, and the outcome of the FCA Enforcement Team investigation. The cost of these factors could differ materially from the Group’s estimates, with the risk that a further provision could be required.

11.	Other regulatory provisions

A further provision of £130 million (2012: £400 million; 2011: nil) was made in 2013 relating to the sale of interest rate hedging products to certain small and medium-sized businesses. This brings the amount provided to £530 million, of which £218 million relates to administration costs. As at 31 December 2013, £368 million of the total provision remained unutilised.

In the course of its business, the Group is engaged in discussions with the Prudential Regulatory Authority, Financial Conduct Authority (FCA) and other UK and overseas regulators and governmental authorities on a range of matters; a provision is held against the costs expected to be incurred. In 2013 these provisions were increased by a further £200 million (2012: £100 million; 2011: nil), in respect of matters affecting the Retail, Commercial and Wealth and Asset Finance businesses, bringing the total amount to £300 million, of which £75 million had been utilised at 31 December 2013. This includes a fine of £28 million from the FCA following an investigation into its historic systems and controls governing legacy incentive schemes for branch advisors.

Other provisions also included £75 million (2012: £150 million; 2011: £175 million) recognised in the first half of 2013 for claims relating to policies issued by Clerical Medical Insurance Group Limited in Germany, bringing the total provision to £400 million, of which £246 million remains unutilised at 31 December 2013.

12.	Past service pension (charge) credit

In 2013 the Group recorded a charge of £104 million as a result of changes to early retirement and commutation factors in two of its principal defined benefit schemes (2012: £250 million gain related to a change in policy in respect of discretionary pension increases; 2011: £nil).

13.	Amortisation of purchased intangibles

The Group incurred a charge for the amortisation of intangible assets, recognised on the acquisition of HBOS in 2009, of £395 million (2012: charge of £482 million; 2011: charge of £562 million).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

DIVISIONAL RESULTS

RETAIL

The Retail division is a leading provider of current accounts, savings, personal loans, credit cards and mortgages in the UK.

With its strong stable of brands including Lloyds Bank, Halifax, Bank of Scotland and TSB it serves over 30 million customers through the largest branch network in the UK and comprehensive digital, telephone and mobile services. Retail is also a major general insurance and bancassurance distributor, offering a wide range of long-term savings, protection and general insurance products.

From 2014, the Wealth business will move into the Retail division, ensuring it can better service the needs of the Group’s wealthier Retail customers. Also, Retail Business Banking will transfer to the Retail division as it works to be the Group’s small business champion, leveraging its infrastructure. At the same time, Credit Cards will move out of the Retail division into a new Consumer Finance division to support this growth area.

	2013	2012	2011
	£m	£m	£m
Net interest income	7,536	7,195	7,497
Other income	1,410	1,462	1,660
Total underlying income	8,946	8,657	9,157
Operating expenses	(4,096)	(4,199)	(4,438)
Impairment	(1,101)	(1,270)	(1,970)
Underlying profit	3,749	3,188	2,749

2013 COMPARED WITH 2012

Underlying profit increased by £561 million, or 18 per cent to £3,749 million in 2013 compared to £3,188 million in 2012, driven by improved margins, reduced costs and favourable impairments.

Net interest income increased £341 million, or 5 per cent, to £7,536 million in 2013 compared to £7,195 million in 2012. Margin performance was strong, increasing 15 basis points to 2.23 per cent in 2013 compared to 2.08 per cent in 2012, driven by improved deposit mix and a favourable funding environment, more than offsetting reduced lending rates.

Other income decreased by £52 million, or 4 per cent, to £1,410 million in 2013 compared to £1,462 million in 2012, with lower income from bancassurance and protection, following the Retail Distribution Review in 2012, partially offset by the benefit of revised intra-group commission arrangements in relation to the home insurance book.

Total costs fell £103 million, or 2 per cent, to £4,096 million in 2013 compared to £4,199 million in 2012, primarily as a result of the Simplification programme and ongoing cost management activity.

Impairment reduced £169 million, or 13 per cent, to £1,101 million in 2013 compared to £1,270 million in 2012, with the unsecured book remaining stable and secured charges decreasing largely due to lower impaired loan balances.

Loans and advances to customers decreased £1,360 million to £341,950 million in 2013 broadly in line with 2012 at £343,310 million. Gross new mortgage lending increased £10,617 million, or 40 per cent, to £36,861 million in 2013 compared to £26,244 million in 2012.

Customer deposits increased £8,136 million, or 3 per cent, to £268,974 million in 2013 compared to £260,838 million at the end of 2012. Relationship balances (including Lloyds, Halifax, Bank of Scotland and TSB branded personal current accounts and savings) increased 6 per cent in 2013, ahead of market growth, driven by the effect of strong product offerings, particularly in the Lloyds Bank brand.

Risk-weighted assets decreased £9,793 million, or 10 per cent, to £85,677 million at 31 December 2013 compared to £95,470 million at the end of 2012, primarily due to improvements in credit quality as a result of effective portfolio management and the impact of macro-economic factors, including favourable movements in UK house prices.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

operating and financial review and prospects

COMMERCIAL BANKING

Commercial Banking continues to execute its strategy to be the best bank for clients. The division has reshaped the Small and Medium-sized Enterprises (SME) and Mid Markets segments to better serve client needs and improved relationship returns in Global Corporates and Financial Institutions through continued focus on capital optimisation.

The division strengthened its balance sheet and funding position by increasing the volume and quality of deposits and de-risking the balance sheet through a capital accretive asset reduction strategy. Investment in core infrastructure continues, with ongoing benefits from the Simplification programme and tight cost management enabling further scalability and functionality in the Transaction Banking and Markets businesses.

The division exited from Spain and Australia to focus on UK and UK-linked clients, actively supported the UK economy whilst maintaining a prudent risk appetite and played a leading role in the development of the UK retail bond market, becoming a market maker on the London Stock Exchange for retail bond investors. For the ninth year in a row, Commercial Banking has been awarded UK Business Bank of the Year at the FD’s Excellence Awards.

	2013 £m	2012 £m	2011 £m
Net interest income	2,426	2,206	3,192
Other income	2,708	2,932	2,806
Total underlying income	5,134	5,138	5,998
Operating expenses	(2,392)	(2,516)	(2,600)
Impairment	(1,167)	(2,946)	(4,210)
Underlying profit (loss)	1,575	(324)	(812)

2013 compared with 2012

Commercial Banking returned to profitability with underlying profit increased by £1,899 million to £1,575 million in 2013 compared to a loss of £324 million in 2012; due to a reduction in impairments, as a result of lower charges in most of the businesses, reduced operating expenses, and increased net interest income, partly offset by reduced other income.

Net interest income increased by £220 million, or 10 per cent, to £2,426 million in 2013 compared to £2,206 million in 2012 driven by reduced funding costs and banking net interest margin expansion as a result of disciplined pricing of new business.

Other income decreased by £224 million, or 8 per cent to £2,708 million in 2013 compared to £2,932 million in 2012 primarily due to the asset reduction strategy partially offset by increases in most segments reflecting resilient performances despite subdued markets.

Operating expenses decreased by £124 million, or 5 per cent, to £2,392 million in 2013 compared to £2,516 million in 2012 reflecting continued focus on cost management, savings attributable to the Simplification programme and the reduction in assets. The benefits of these cost saving initiatives enabled further investment in developing product capabilities.

Impairments decreased by £1,779 million, or 60 per cent, to £1,167 million in 2013 compared to £2,946 million in 2012, reflecting continued proactive deleveraging of the portfolio, improved origination quality and higher releases in 2013.

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

WEALTH, asset finance AND INTERNATIONAL

Wealth, Asset Finance and International division comprised the Group’s private banking and asset management activities, its international retail businesses and its UK and international asset finance and online deposit businesses.

The business segments of the division were aligned during 2012 to reflect the operating model:

–	Wealth – UK and International Wealth businesses, Scottish Widows Investment Partnership and St James’s Place.

–	Asset Finance – UK and International Asset Finance and on-line deposit businesses.

–	International – banking businesses in Ireland, Europe, Asia and the rest of the world (excluding businesses transferred to the Commercial Banking division in 2012).

	2013 £m	2012 £m	2011 £m
Net interest income	870	799	1,003
Other income	1,809	2,043	2,230
Total underlying income	2,679	2,842	3,233
Operating expenses	(1,991)	(2,291)	(2,414)
Impairment	(730)	(1,480)	(3,604)
Underlying loss	(42)	(929)	(2,785)

2013 compared with 2012

Underlying loss reduced by £887 million, or 95 per cent, to £42 million in 2013 compared to £929 million in 2012 primarily due to a £750 million reduction in impairments, mainly in Ireland, together with growth in net interest income, and cost savings.

Total underlying income decreased by £163 million, or 6 per cent, to £2,679 million in 2013 compared to £2,842 million in 2012, primarily due to the sale of the Group’s shares in St. James’s Place.

Net interest income increased by £71 million, or 9 per cent, to £870 million in 2013 compared to £799 million in 2012, driven by an improvement in margins following the repricing of deposits in Wealth and in the Online Deposits business within Asset Finance.

Other income decreased by £234 million, or 11 per cent, to £1,809 million in 2013 compared to £2,043 million in 2012, primarily due to the deconsolidation of St. James’s Place from April 2013 and the impact of disposals from the International portfolio. Growth in Asset Finance and new Wealth revenue streams were offset by a reduction in trail income following implementation of the Retail Distribution Review.

Operating expenses decreased by £300 million, or 13 per cent, to £1,991 million in 2013 compared to £2,291 million in 2012. Savings from business disposals, from simplification of the organisational structure in both Wealth and Asset Finance, and increasing the use of direct channel customer service in Wealth, enabled investment in building the customer propositions in UK Wealth and Asset Finance.

The impairment charge reduced by £750 million, or 51 per cent, to £730 million in 2013 compared to £1,480 million in 2012, largely as a result of lower charges in the Irish business where the charge amounted to £608 million in 2013 compared to £1,245 million in 2012.

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

INSURANCE

The Insurance division provides long-term savings, protection and investment products and general insurance products to customers in the UK and Europe.

Life, Pensions and Investments

The UK Life, Pensions and Investments business provides long-term savings, protection and investment products distributed through the bancassurance, intermediary and direct channels of the Lloyds Bank, TSB, Halifax, Bank of Scotland and Scottish Widows brands. The European Life, Pensions and Investments business distributes products primarily in the German market under the Heidelberger Leben and Clerical Medical brands. The disposal of Heidelberger Lebensversicherung AG (Heidelberger Leben) was announced during 2013 and is expected to complete during 2014.

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

General Insurance

The General Insurance business is a leading distributor of home insurance in the UK, with products sold through the branch network, direct channels and strategic corporate partners. The business also has brokerage operations for personal and commercial insurances. It operates primarily under the Lloyds Bank, TSB, Halifax and Bank of Scotland brands.

	2013 £m	2012 £m	2011 £m
Net interest income	(103)	(78)	(67)
Other income	2,236	2,294	2,687
Insurance claims	(356)	(365)	(343)
Total underlying income, net of insurance claims	1,777	1,851	2,277
Operating expenses	(687)	(744)	(812)
Underlying profit	1,090	1,107	1,465

2013 compared with 2012

Underlying profit from insurance was £17 million, or 2 per cent, lower at £1,090 million compared to £1,107 million in 2012. This primarily reflects a 4 per cent reduction in total underlying income, largely due to changes in intra group commission arrangements and the continued run-off of legacy creditor books within General Insurance net of lower costs and increased profit in UK Life and Pensions existing business reflecting the net benefit from a number of assumption changes.

Net interest expense increased by £25 million, or 32 per cent, to £103 million from £78 million in 2012, primarily due to intra group charges.

Other income decreased by £58 million, or 3 per cent, to £2,236 million from £2,294 million in 2012. This was primarily due to a reduction in general insurance income as a result of a change in intra-group commission arrangements and the continued run-off of the PPI book. This was partly offset by an increase in life, pensions and investments income due to higher existing business income driven by assumption changes.

Claims of £356 million were 9 million, or 2 per cent, lower than £365 million in 2012, mainly driven by lower weather-related claims than in 2012.

Operating expenses and other costs decreased by £57 million, or 8 per cent, from £744 million to £687 million reflecting the benefits of simplifying the business model and processes.

operating and financial reView and prospects

2012 compared with 2011

Underlying profit from insurance was £358 million, or 24 per cent, lower at £1,107 million compared to £1,465 million in 2011. This primarily reflects a 19 per cent reduction in total underlying income, largely due to the subdued economic climate and increased property claims, being partially offset by an 8 per cent decrease in costs.

Net interest expense increased by £11 million, or 16 per cent, to £78 million from £67 million in 2011, primarily due to higher interest payments following capital restructuring initiatives during 2011.

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

IFRS underlying profit by product group

	2013					2012	2011
	Pensions & investments £m	Protection & annuities £m	General insurance £m	Other £m	Total £m	Total £m	Total £m
New business income	276	139	–	16	431	519	554
Existing business income	599	132	–	92	823	791	981
Assumption changes and experience variances	(158)	302	–	(78)	66	(31)	50
General insurance
income net of claims	–	–	457	–	457	572	692
Total underlying income	717	573	457	30	1,777	1,851	2,277
Total costs	(360)	(128)	(160)	(39)	(687)	(744)	(812)
Underlying profit 2013	357	445	297	(9)	1,090	1,107	1,465
Underlying profit 2012	404	289	409	5	1,107

2013 compared with 2012

New business income reduced by £88 million to £431 million driven by reduced protection and annuities new business income following changes to the basis of taxation on the life protection business in January 2013. Pensions and investments new business income increased slightly with a strong performance on corporate pensions being largely offset by reduced investments volumes following the Group’s decision to stop providing investment advice to Retail customers with savings below £100,000.

Existing business income increased by £32 million largely due to increased income from protection and annuities which benefited from the increased returns on higher yielding assets. Pensions and investments existing business income increased slightly with increased income on pensions being largely offset by reduced income on the declining savings and investments portfolio.

Underlying profit in the protection and annuities business included a benefit of £302 million largely as a result of changes to long-term mortality and investment return assumptions which included the benefits of investing in higher yielding assets to match long duration liabilities. This was partly offset by a charge of £158 million in the pensions and investments business driven primarily by a revision of pensions lapse assumptions and allowance for the impact of the Office of Fair Trading review on fairness of legacy pension charges.

General insurance income reduced by £115 million to £457 million due to a £77 million impact of a revised commission arrangement with Retail on the home insurance portfolio in addition to the continued run off of legacy books.

2012 compared with 2011

Total new business income decreased by £35 million to £519 million, primarily reflecting a 3 per cent reduction in the present value of new business premiums (PVNBP) driven by lower bancassurance volumes, reflecting the impact of the economic environment on customers’ desire to invest and the decision to only offer investment advice for Retail customers with savings above £100,000 ahead of of the implementation of the Financial Services Authority’s Retail Distribution Review (RDR). High volumes of corporate pension sales through the intermediary channel partially offset this.

LP&I Existing business income reduced by £190 million to £791 million in 2012. This was primarily attributable to the subdued economic environment. For LP&I insurance contracts, returns on existing business reflect long-term economic assumptions for these policies. The subdued economic environment has resulted in the rate of return used in calculating the 2012 results being significantly lower than the comparable rate in the prior year and this was the main driver of the reduction in existing business income.

General insurance income net of claims decreased by £120 million to £572 million compared to £692 million in 2011. The decrease was primarily due to increased weather related claims in 2012, reduced investment returns and the impact of the continued run-off of the PPI book.

operating and financial reView and prospects

GROUP OPERATIONS
	2013 £m	2012 £m [1]	2011 £m [1]
Total income	6	30	42
Direct costs:
Information technology	(1,172)	(1,171)	(1,214)
Operations	(825)	(822)	(887)
Property	(876)	(892)	(917)
Support functions	(92)	(93)	(89)
	(2,965)	(2,978)	(3,107)
Result before recharges to divisions	(2,959)	(2,948)	(3,065)
Total net recharges to divisions	2,902	2,897	3,009
Underlying loss	(57)	(51)	(56)

[1]	Comparative figures have also been amended to reflect the centralisation of operations across the Group. To ensure a fair comparison of 2013 performance, 2012 and 2011 direct costs have been changed with an equivalent offsetting adjustment in recharges to divisions.

2013 compared with 2012

Loss before tax from Group Operations increased by £6 million to £57 million in 2013 compared to £51 million in 2012.

Total income, excluding recharges to divisions, decreased by £24 million to £6 million in 2013 compared to £30 million in 2012.

Direct costs were £13 million lower at £2,965 million in 2013 compared to £2,978 million in 2012. Significant cost savings have been achieved through Simplification and tight cost control actions such as sourcing, the centralisation, automation and re-engineering of end-to-end processes, and consolidation and rationalisation of property and IT. These savings are offset by higher costs of supplying investment projects and the impact of regulatory costs and inflation.

Information Technology savings were offset by increased costs from delivering Group Strategic Initiatives that deliver income and cost benefits in other Divisions; Operations costs increased slightly from 2012 to 2013 with enhancements to our customer services processes and regulatory and compliance activities offset by Simplification savings; Group Property costs decreased by 2 per cent as the Group continued to consolidate its property portfolio with savings offsetting the costs of rebranding the Branch network. Support functions costs were £1 million, or 1 per cent, lower at £92 million in 2013 compared to £93 million in 2012.

Recharges to divisions were £5 million higher at £2,902 million in 2013 compared to £2,897 million in 2012.

2012 compared with 2011

Loss before tax from Group Operations decreased by £5 million to £51 million in 2012 compared to £56 million in 2011.

Total income, excluding recharges to divisions, decreased by £12 million, to £30 million in 2012 compared to £42 million in 2011.

Direct costs were £129 million, or 4 per cent, lower at £2,978 million in 2012 compared to £3,107 million in 2011; this reflected Simplification savings and the continued focus on cost management which more than offset inflationary issues and incremental costs from Group investment projects.

Information Technology costs decreased by 4 per cent after absorbing increased costs from delivering Group Strategic Initiatives which deliver income and cost benefits in other Divisions; Operations costs decreased by 7 per cent through the continuing rationalisation of major Operations functions. Property costs decreased by 3 per cent with the continuing consolidation of the Group’s property portfolio delivering further benefits. Support functions costs were £4 million, or 4 per cent, higher at £93 million in 2012 compared to £89 million in 2011.

Recharges to divisions were £112 million lower at £2,897 million in 2012 compared to £3,009 million in 2011 reflecting the lower direct cost position.

operating and financial reView and prospects

CENTRAL ITEMS
	2013 £m	2012 £m [1]	2011 £m [1]
Total underlying income	263	(132)	339
Operating expenses	(406)	(293)	(468)
Trading surplus	(143)	(425)	(129)
Impairment	(6)	(1)	(3)
Underlying loss	(149)	(426)	(132)

[1]	Restated – see note 1 on page F-11.

Central items are comprised of three main elements:

1	The residual net interest position arising from the Group’s processes to allocate the following elements of net interest income to the divisions:

– interest on the Group’s equity position;

– net interest margin cost resulting from central capital activities, primarily arising on the management of subordinated debt and preference shares; and

– cost to the Group of funding wholesale and liquidity balances.

2	The charge for payments to the charitable foundations: the four independent Lloyds TSB Foundations and the independent Bank of Scotland Foundation support registered charities throughout the UK that enable people, particularly the disabled and disadvantaged, to play a fuller role in society.

3	Other unallocated central items include the on-going activities of central areas including those of Group Corporate Treasury (including the central hedge function), Group Audit, Group Risk and Group Finance.

2013 compared with 2012

Total underlying income increased by £395 million to £263 million compared to a net deficit of £132 million in 2012; the increase reflects the gain on sales of shares in St. James’s Place plc of £540 million and other items retained at the Group centre.

Total costs were £113 million higher at £406 million compared to £293 million in 2012 as a result of an increase in the UK bank levy charge, which at £238 million was £59 million higher than in 2012, and increased pension costs held centrally. Costs held at the centre also include an element of the Group’s Financial Services Compensation Scheme costs, and charges in respect of annual donations to the Group’s charitable foundations.

An impairment charge of £6 million arose in 2013 (2012: £1 million).

2012 compared with 2011

Total underlying income fell by £471 million to a deficit of £132 million compared to net income of £339 million in 2011; this reflects the net impact of items retained at the Group centre, including the amortisation of adjustments arising from prior year liability management exercises.

Total costs were £175 million, or 37 per cent, lower at £293 million in 2012 compared to £468 million in 2011 as a result of a reduction in the centrally held element of the Group’s pension charge. These costs also include the centrally held element of the Group’s Financial Services Compensation Scheme costs, £175 million (2011: £161 million) of the Group’s total charges of £175 million (2011: £179 million); the UK bank levy charge which was £10 million, or 5 per cent, lower at £179 million (2011: £189 million) in spite of an increase in the rate of the levy, as a consequence of the lower levels of wholesale funding, a reduction in the Group’s balance sheet and an increase in the proportion of funding with a maturity of greater than one year; and charges in respect of annual donations to the Group’s charitable foundations.

An impairment charge of £1 million arose in 2012 (2011: £3 million).

operating and financial reView and prospects

Average balance sheet and net interest income

	2013			2012[1]			2011[1]
	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %
Assets
Loans and receivables:
Loans and advances to banks	102,190	457	0.45	111,643	603	0.54	81,001	628	0.78
Loans and advances to customers	520,305	19,928	3.83	548,350	21,600	3.94	594,152	23,950	4.03
Debt securities	2,102	32	1.52	9,080	433	4.77	18,616	590	3.17
Available-for-sale financial assets	38,767	746	1.92	31,304	624	1.99	34,305	886	2.58
Held-to-maturity investments	–	–	–	10,292	288	2.80	7,958	262	3.29
Total interest-earning assets of banking book	663,364	21,163	3.19	710,669	23,548	3.31	736,032	26,316	3.58
Total interest-earning trading securities and other financial assets at fair value through profit or loss	68,763	2,076	3.02	70,967	2,409	3.39	63,418	2,201	3.47
Total interest-earning assets	732,127	23,239	3.17	781,636	25,957	3.32	799,450	28,517	3.57
Allowance for impairment losses on loans and receivables	(14,381)			(17,487)			(19,548)
Non-interest earning assets	176,465			206,899			200,886
Total average assets and interest income	894,211	23,239	2.60	971,048	25,957	2.67	980,788	28,517	2.91

	2013			2012[1]			2011
	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %
Average interest-earning assets and net interest income:
Banking business	663,364	7,338	1.11	710,669	7,718	1.09	736,032	12,698	1.73
Trading securities and other financial assets at fair value through profit or loss	68,763	1,757	2.56	70,967	1,908	2.69	63,418	1,722	2.72
	732,127	9,095	1.24	781,636	9,626	1.23	799,450	14,420	1.80

[1]	Restated – see note 1 on page F-11.
40

operating and financial reView and prospects

	2013			2012[1]			2011[1]
	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %
Liabilities and shareholders’ funds
Deposits by banks	19,845	129	0.65	28,430	324	1.14	27,748	222	0.80
Liabilities to banks under sale and repurchase agreements	3,414	59	1.73	12,039	198	1.64	16,536	267	1.61
Customer deposits	399,118	6,119	1.53	393,820	6,637	1.69	365,418	6,080	1.66
Liabilities to customers under sale and repurchase agreements	3,101	20	0.64	4,663	47	1.01	7,572	68	0.90
Debt securities in issue	111,264	1,451	1.30	149,437	3,043	2.04	227,497	5,045	2.22
Other interest-bearing liabilities	25,585	3,091	12.08	31,443	2,798	8.90	19,242	(219)	(1.14)
Subordinated liabilities	34,486	2,956	8.57	37,537	2,783	7.41	33,918	2,155	6.35
Total interest-bearing liabilities of banking book	596,813	13,825	2.32	657,369	15,830	2.41	697,931	13,618	1.95
Total interest-bearing liabilities of trading book	37,760	319	0.84	37,533	501	1.33	26,407	479	1.81
Total interest-bearing liabilities	634,573	14,144	2.23	694,902	16,331	2.35	724,338	14,097	1.95
Interest-free liabilities
Non-interest bearing customer accounts	35,994			30,039			31,519
Other interest-free liabilities	180,407			200,299			180,213
Non-controlling interests and shareholders’ funds	43,237			45,808			44,718
Total average liabilities and interest expense	894,211	14,144	1.58	971,048	16,331	1.68	980,788	14,097	1.44

[1]	Restated – see note 1 on page F-11.

Loans and advances to banks and customers include impaired lending; interest on this lending has been recognised using the effective interest rate method, as required by IAS 39.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013. The analysis of average balances and interest for 2012 and 2011 between domestic and international offices is as follows:

	Domestic			Foreign			Total
	Average	Interest		Average	Interest		Average	Interest
	balance	income	Yield	balance	income	Yield	balance	income	Yield
2012[1]	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and receivables:
Loans and advances to banks	81,662	534	0.65	29,981	69	0.23	111,643	603	0.54
Loans and advances to customers	499,464	20,248	4.05	48,886	1,352	2.77	548,350	21,600	3.94
Debt securities	9,080	433	4.77	–	–	–	9,080	433	4.77
Available-for-sale financial assets	27,411	601	2.19	3,893	23	0.59	31,304	624	1.99
Held-to-maturity investments	10,292	288	2.80	–	–		10,292	288	2.80
Total interest-earning assets of banking book	627,909	22,104	3.52	82,760	1,444	1.74	710,669	23,548	3.31
Total interest-earning trading securities and other financial assets at fair value through profit or loss	68,792	2,346	3.41	2,175	63	2.90	70,967	2,409	3.39
Total interest-earning assets	696,701	24,450	3.51	84,935	1,507	1.77	781,636	25,957	3.32
Allowance for impairment losses on loans and advances	(5,948)			(11,539)			(17,487)
Non-interest earning assets	196,901			9,998			206,899
Total average assets and interest income	887,654	24,450	2.75	83,394	1,507	1.81	971,048	25,957	2.67
Percentage of assets applicable to foreign activities (%)							8.59

	Domestic			Foreign			Total
	Average	Interest		Average	Interest		Average	Interest
	balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
	£m	£m	%	£m	£m	%	£m	£m	%
Liabilities and shareholders’ funds
Deposits by banks	16,011	221	1.38	12,419	103	0.83	28,430	324	1.14
Liabilities to banks under sale and repurchase agreements	11,779	189	1.60	260	9	3.46	12,039	198	1.64
Customer deposits	370,831	6,110	1.65	22,989	527	2.29	393,820	6,637	1.69
Liabilities to customers under sale and repurchase agreements	4,658	47	1.01	5	–	–	4,663	47	1.01
Debt securities in issue	136,842	2,617	1.91	12,595	426	3.38	149,437	3,043	2.04
Other interest-bearing liabilities	31,443	2,798	8.90	–	–	–	31,443	2,798	8.90
Subordinated liabilities	37,537	2,783	7.41	–	–	–	37,537	2,783	7.41
Total interest-bearing liabilities of banking book	609,101	14,765	2.42	48,268	1,065	2.21	657,369	15,830	2.41
Total interest-bearing liabilities of trading book	37,533	501	1.33	–	–		37,533	501	1.33
Total interest-bearing liabilities	646,634	15,266	2.36	48,268	1,065	2.21	694,902	16,331	2.35
Interest-free liabilities
Non-interest bearing customer accounts	28,989			1,050			30,039
Other interest-free liabilities	178,527			21,772			200,299
Minority interests and shareholders’ funds	33,504			12,304			45,808
Total average liabilities and interest expense	887,654	15,266	1.72	83,394	1,065	1.28	971,048	16,331	1.68
Percentage of liabilities applicable to foreign activities (%)							7.68

[1]	Restated – see note 1 on page F-11.
42

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Domestic			Foreign			Total
	Average	Interest		Average	Interest		Average		Interest
	balance	income	Yield	balance	income	Yield	balance	[1]	income	Yield
2011[1]	£m	£m	%	£m	£m	%	£m		£m	%
Assets
Loans and receivables:
Loans and advances to banks	63,572	488	0.77	17,429	140	0.80	81,001		628	0.78
Loans and advances to customers	534,384	21,657	4.05	59,768	2,293	3.84	594,152		23,950	4.03
Debt securities	17,683	578	3.27	933	12	1.29	18,616		590	3.17
Available-for-sale financial assets	29,092	848	2.91	5,213	38	0.73	34,305		886	2.58
Held-to-maturity investments	7,958	262	3.29	–	–	–	7,958		262	3.29
Total interest-earning assets of banking book	652,689	23,833	3.65	83,343	2,483	2.98	736,032		26,316	3.58
Total interest-earning trading securities and other financial assets at fair value through profit or loss	59,640	1,998	3.35	3,778	203	5.37	63,418		2,201	3.47
Total interest-earning assets	712,329	25,831	3.63	87,121	2,686	3.08	799,450		28,517	3.57
Allowance for impairment losses on loans and advances	(7,557)			(11,991)			(19,548)
Non-interest earning assets	192,661			8,225			200,886
Total average assets and interest income	897,433	25,831	2.88	83,355	2,686	3.22	980,788		28,517	2.91
Percentage of assets applicable to foreign activities (%)							8.50

	Domestic			Foreign			Total
	Average	Interest		Average	Interest		Average		Interest
	balance	expense	Cost	balance	expense	Cost	balance	[1]	expense	Cost
	£m	£m	%	£m	£m	%	£m		£m	%
Liabilities and shareholders’ funds
Deposits by banks	24,751	190	0.77	2,997	32	1.07	27,748		222	0.80
Liabilities to banks under sale and repurchase agreements	16,399	261	1.59	137	6	4.38	16,536		267	1.61
Customer deposits	350,762	5,754	1.64	14,656	326	2.22	365,418		6,080	1.66
Liabilities to customers under sale and repurchase agreements	7,554	68	0.90	18	–	–	7,572		68	0.90
Debt securities in issue	203,340	4,420	2.17	24,157	625	2.59	227,497		5,045	2.22
Other interest-bearing liabilities	19,242	(219)	(1.14)	–	–	–	19,242		(219)	(1.14)
Subordinated liabilities	33,918	2,155	6.35	–	–	–	33,918		2,155	6.35
Total interest-bearing liabilities of banking book	655,966	12,629	1.93	41,965	989	2.36	697,931		13,618	1.95
Total interest-bearing liabilities of trading book	26,407	479	1.81	–	–	–	26,407		479	1.81
Total interest-bearing liabilities	682,373	13,108	1.92	41,965	989	2.36	724,338		14,097	1.95
Interest-free liabilities
Non-interest bearing customer accounts	30,606			913			31,519
Other interest-free liabilities	153,947			26,266			180,213
Minority interests and shareholders’ funds	30,507			14,211			44,718
Total average liabilities and interest expense	897,433	13,108	1.46	83,355	989	1.19	980,788		14,097	1.44
Percentage of liabilities applicable to foreign activities (%)							7.39

[1]	Restated – see note 1 on page F-11.
43

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS

The following table allocates changes in net interest income between volume and rate for 2013 compared with 2012 and for 2012 compared with 2011. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2013 compared with 2012[1]			2012[1] compared with 2011
	Increase/(decrease)			Increase/(decrease)
	Total change	Volume	Rate	Total change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest receivable and similar income
Loans and receivables:
Loans and advances to banks	(146)	(43)	(103)	(25)	166	(191)
Loans and advances to customers	(1,672)	(1,074)	(598)	(2,350)	(1,804)	(546)
Debt securities	(401)	(106)	(295)	(157)	(455)	298
Available-for-sale financial assets	122	143	(21)	(262)	(60)	(202)
Held-to-maturity investments	(288)	–	(288)	26	65	(39)
Total banking book interest receivable and similar income	(2,385)	(1,080)	(1,305)	(2,768)	(2,088)	(680)
Total interest receivable and similar income on trading securities and other financial assets at fair value through profit or loss	(333)	(67)	(266)	208	256	(48)
Total interest receivable and similar income	(2,718)	(1,147)	(1,571)	(2,560)	(1,832)	(728)
Interest payable
Deposits by banks	(195)	(56)	(139)	102	8	94
Liabilities to banks under sale and repurchase agreements	(139)	(149)	10	(69)	(74)	5
Customer deposits	(518)	81	(599)	557	479	78
Liabilities to customers under sale and repurchase agreements	(27)	(10)	(17)	(21)	(29)	8
Debt securities in issue	(1,592)	(496)	(1,096)	(2,002)	(1,590)	(412)
Other interest bearing liabilities	293	(708)	1,001	3,017	1,086	1,931
Subordinated liabilities	173	(261)	434	628	268	360
Total banking book interest payable	(2,005)	(1,599)	(406)	2,212	148	2,064
Total interest payable on trading and other liabilities at fair value through profit or loss	(182)	2	(184)	22	149	(127)
Total interest payable	(2,187)	(1,597)	(590)	2,234	297	1,937

[1]	Restated – see note 1 on page F-11.
44

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK OVERVIEW

EFFECTIVE RISK MANAGEMENT, GOVERNANCE AND CONTROL

Managing risk effectively is important for any bank and fundamental to the Group’s strategy. The Group is now a more efficient, low risk, UK focused retail and commercial bank. This has been achieved by maintaining a conservative business model which embodies a risk culture founded on a prudent appetite for risk.

The Group’s approach to risk is founded on an effective control framework and a strong risk management culture which guides how Group employees approach their work, the way they behave and the decisions they make. The amount and type of risk that the Group is prepared to seek, accept or tolerate, otherwise known as risk appetite, works in tandem with its strategy and is approved by the Board. Risk appetite is then embedded within policies, authorities and limits across the Group.

All narrative and quantitative tables on pages 45 to 138 are unaudited unless otherwise stated. The audited information is required to comply with the requirements of relevant International Financial Reporting Standards.

RISK AS A STRATEGIC DIFFERENTIATOR

The Group strategy and risk appetite were developed together to ensure one informed the other in creating a strategy that delivers on becoming the best bank for its customers whilst helping Britain prosper and creating sustainable growth over time.

Risks are identified, managed and mitigated using the Risk Management Framework (see pages 46 to 47). The principal risks the Group faces, which could significantly impact the delivery of its strategy, are discussed on pages 48 to 49.

The Group believe effective risk management can be a strategic differentiator, in particular:

–	Sustainable growth
The role of risk is to support the business in delivering sustainable growth, which is achieved through informed risk decision making and superior risk and capital management, supported by a consistent risk-focused culture across the Group.

–	Conservative approach to risk
The Group has a fully embedded conservative approach to, and prudent appetite for, risk with risk culture and appetite driven from the top.

–	Strong control framework
This framework is the foundation for the delivery of effective risk management as it ensures appropriate engagement in developing risk appetite and that business units operate within approved parameters.

–	Effective risk analysis, management and reporting
This identifies opportunities as well as risks and ensures risks are managed appropriately and consistently with strategy. The Group’s principal risks and performance against risk appetite are monitored and reported regularly to senior management using quantitative and qualitative analysis and are subject to relevant stress testing. This enables us to understand the risk in the business at both an individual risk type and aggregate portfolio level.

–	Business focus and accountability
Managing risk effectively is a key focus and is one of the five criteria within the Group Balanced Scorecard on which business areas and individual performance are judged. The Group’s approach to risk means that businesses remain accountable for risk but a strong and independent risk function also helps ensure adherence to the Group’s risk and control frameworks. Continued investment in risk systems and processes will also help differentiate the Group’s risk management approach.

ACHIEVEMENTS IN 2013

Underlying Impairment

Impairment charge improved by 47 per cent to £3,004 million, mainly driven by the reduction in assets outside of the Group’s risk appetite and the sustained improvement in Group asset quality.

Complaints

During 2013 banking complaints fell to 1.0 per 1,000 accounts (excluding PPI), compared with 1.5 at the end of 2011, and 2.4 at the start of 2010. The 2014 reduction target was met and exceeded by September 2013.

Loan to deposit ratio

The Group’s funding position remains strong with an improved loan to deposit ratio of 113 per cent, from 121 per cent at 31 December 2012.

Credit ratings

Credit ratings reflected the progress the Group had made on delivery of its strategy. During 2013 both Fitch and Standard & Poor’s upgraded Lloyds Bank’s standalone rating to bbb+, therefore affirming its long-term credit rating at A.

Improved capital position

The Group’s common equity tier 1 (CET1) capital position has continued to build to 10.3 per cent on an estimated adjusted fully loaded CRD IV basis.

Reduction of assets outside the Group’s risk appetite

The Group made substantial capital accretive reductions of assets outside its risk appetite during the year and the full year 2014 target of holding less than £70 billion of these assets was achieved.

State aid commitments

In line with strengthening the balance sheet, the Group continued its commitment to reduce its assets and met the target in December 2012, two years ahead of the mandated completion date. In May 2013, the Group received formal confirmation from the European Commission that the Group was released from this commitment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk transformation

The Risk Transformation Programme has driven the clarity on where risk allocates transformational investment funding in order to deliver the most efficient and effective returns for the Group. This has ensured that the investments made deliver the benefits required and underpin the Group’s targeted objective of sustainable growth.

PRIORITIES FOR 2014

–	Deliver the strategic plan
Underpin the Group’s strategy to be the best bank for customers and support sustainable growth in the UK economy.

–	Customer focus
Put customers at the heart of the Group’s business through a clear conduct led approach and a strong understanding of all the Group’s stakeholders, supported by the codes of responsibility, applied to both current activities and historic legacy issues.

–	Operational agility
Evolve risk into an agile, flexible function that supports the business in its next phase of growth with effective working across the Group.

RISK GOVERNANCE

Risk management strategy and risk appetite are developed and reviewed in tandem with Group strategy. The Group uses an enterprise wide risk management framework to ensure a robust and consistent approach to risk management is applied across all business areas and all risk types in order to drive improvements in its risk profile in line with risk appetite.

The framework articulates individual and collective accountabilities for risk management, risk oversight and risk assurance and supports the discharge of responsibilities to customers, shareholders and regulators. It establishes a common risk language which assigns risks to which the Group is exposed into categories which are used consistently to support risk aggregation and reporting. It will evolve and be periodically updated to reflect any changes in the nature of the Group’s business and the external environment.

The framework outlines the key risk management activities undertaken consistently across the Group for all types of risk.

Governance is maintained through delegation of authority from the Board, down through the management hierarchy, supported by a committee based structure designed to ensure that the Group’s risk appetite, policies, procedures, controls and reporting are fully in line with regulations, law, corporate governance and industry good-practice.

The Group’s approach to risk is founded on a robust control framework and a strong risk management culture which ensures that business units remain accountable for risk and therefore guides the way all employees approach their work, behave and make decisions. Board-level engagement, coupled with the direct involvement of senior management in Group wide risk issues at Group Executive Committee level, ensures that issues are promptly escalated and remediation plans are initiated where required. The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by both the Board and senior management. A strong control framework remains a priority for the Group and is the foundation for the delivery of effective risk management. Performance is optimised by allowing business units to operate within approved parameters.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Accountability for ensuring risks are managed consistently with Board approved Risk Framework
Confirmation of Risk Framework effectiveness and underlying risk and control
Setting risk appetite and strategy. Approval of the risk management framework and Group wide risk principles
Role of the Board
Board Authorities
Review risk appetite, frameworks and principles to be recommended to the Board. Be exemplars of risk management
Role of senior management
Through Board-delegated Executive Authorities there is effective oversight of risk management consistent with risk appetite
Determined by the Board and Senior Management. Business units formulate their strategy in line with the Group's risk appetite
Risk appetite
The risk appetite framework ensures the Group's risks are being managed in line with the Group's risk appetite
Supporting a consistent approach to Group wide behaviour and risk decision making. Consistency is delivered through the policy framework and risk committee structures
Governance frameworks
Supports a consistent approach to enterprise wide behaviour and decision making
Monitoring, oversight and assurance ensures effective risk management across the Group
Three lines of defence model
Mandate of the Risk Division
To maintain a robust control framework, identifying and escalating emerging risks and supporting sustainable growth
Defined processes exist to identify, measure and control the Group's current and emerging risks
Risk identification, measurement and control
Risk monitoring, aggregation and reporting
This is carried out by all three lines of defence and is an integral part of the Group's control effectiveness assessment
In line with the Group's Code of Responsibility. Culture ensures performance, risk and reward are aligned
Culture
Resources and capabilities
Group processes and infrastructure are being invested in to further improve Group risk management
Risk-specific needs defined in detail for implementation by each business
Primary risk drivers
Risk-type specific sub-frameworks

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The most significant risks faced by the Group which could impact on the success of delivering against the Group’s strategic objectives together with key mitigating actions are outlined below.

PRINCIPAL RISKS

CREDIT RISK

As a provider of credit facilities to personal and commercial customers, together with financial institutions and sovereigns, any adverse changes in the economic and market environment the Group operates in, or the credit quality and/or behaviour of the Group’s borrowers and counterparties would reduce the value of the Group’s assets and increase the Group’s write-downs and allowances for impairment losses, adversely impacting profitability.

KEY MITIGATING ACTIONS

–	Credit policy incorporating prudent lending criteria aligned with the Board approved risk appetite to effectively manage credit risk.

–	Clearly defined levels of authority ensure the Group lend appropriately and responsibly with separation of origination and sanctioning activities.

–	Robust credit processes and controls including well-established committees to ensure distressed and impaired loans are identified, considered and controlled with independent credit risk assurance.

CONDUCT RISK

As a major financial services provider the Group faces significant conduct risk, including selling products to customers which do not meet their needs; failing to deal with customers’ complaints effectively; not meeting customers’ expectations; and exhibiting behaviours which do not meet market or regulatory standards.

–	Customer focused conduct strategy implemented to ensure customers are at the heart of everything the Group does.

–	Product approval, review processes and outcome testing supported by conduct management information.

–	Clearer customer accountabilities for colleagues, including rewards with customer-centric metrics.

–	Learn from past mistakes, including root cause analysis.

MARKET RISK

The Group faces a number of key market risks including interest rate risk across the Banking and Insurance businesses. However, its most significant market risk is from the Defined Benefit Pension Schemes where asset and liability movements impact on its capital position.

–	A rates hedging programme is in place to reduce liability risk.

–	Board approved pensions risk appetite covering interest rate, credit spreads and equity risks.

–	Credit assets and alternative assets are being purchased by the pension schemes as equities are sold.

–	Stress and scenario testing.

OPERATIONAL RISK

The Group faces a number of key operational risks including fraud losses and failings in the Group’s customer processes. The availability, resilience and security of the Group’s core IT systems is the most significant.

–	Continually review IT system architecture to ensure systems are resilient, readily available for the Group’s customers and secure from cyber attack.

–	Implement actions from IT resilience review conducted in 2013 to reflect enhanced demands on IT, both in terms of customer and regulator expectations.

FUNDING AND LIQUIDITY RISK

The Group’s funding and liquidity position is supported by a significant and stable customer deposit base. However, a deterioration in either the Group’s or the UK’s credit rating or a sudden and significant withdrawal of customer deposits would adversely impact the Group’s funding and liquidity position.

–	Hold a large pool of liquid primary assets to meet cash and collateral outflows.

–	Maintain a further large pool of secondary assets which can be used to access Central Bank liquidity facilities.

–	Stress test the Group’s liquidity position against a range of scenarios.

CAPITAL RISK

The Group’s future capital position is potentially at risk from adverse financial performance and the introduction of higher capital requirements for distinct risks, sectors or as a consequence of a specific UK regulatory requirement. For example in 2013, the PRA introduced significant additional capital requirements on a PRA-adjusted basis that major UK banks are required to meet.

–	Close monitoring of actual capital ratios to ensure that the Group complies with current regulatory capital requirements and are well positioned to meet future requirements.

–	Internal stress testing results to evidence sufficient levels of capital adequacy for the Group under various scenarios.

–	The Group can accumulate additional capital in a variety of ways including raising equity via a rights issue or debt exchange and by raising tier 1 and tier 2 capital.

REGULATORY RISK

Due to the nature of the industry the Group operates in it has to comply with a complex and demanding regulatory change agenda. Regulatory initiatives the Group has been working on in 2013 include CRD IV, Mortgage Market Review, Dodd-Frank and Foreign Account Tax Compliance Act 2010. The sanctions for failing to comply far outweigh the costs of implementation.

–	The Legal, Regulatory and Mandatory Change Committee ensures the Group drives forward activity to develop plans for regulatory changes and track progress against those plans.

–	Continued investment in the Group’s people, processes and IT systems is enabling us to meet its regulatory commitments.

STATE AID

HM Treasury currently holds 32.7 per cent of the Group’s share capital. The Group continues to operate without government interference in day-to-day management decisions, however there is a risk that a change in government priorities could result in the current framework agreement being replaced, leading to interference in the operations of the Group. Failure to meet the EU State aid commitments arising from this government support could lead to sanctions.

–	Most EU State aid commitments now met with the divestment of the rebranded (TSB) retail banking business outstanding.

–	Now progressing the divestment of TSB through an Initial Public Offering subject to regulatory and European Commission approval, to ensure best value for the Group’s shareholders and certainty for its customers and colleagues.

–	The divested business, rebranded TSB, has operated as a separate business within Lloyds Banking Group since September 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRMENT CHARGE	ASSET QUALITY RATIO[1]	COMMENTARY Through asset reduction and effective risk management of both existing and new business, the Group has seen sustained improvements in credit quality and reduction in impairments.	– Continue to support the UK economy through appropriate lending to SMEs and first-time buyers.
BANKING COMPLAINTS PER 1,000 ACCOUNTS[1] (EXCL. PPI)		COMMENTARY The Group is continuing its journey to embed the conduct strategy and be the industry leader for complaints performance.	– Continued reduction in complaint levels and improvements in complaints handling.
PENSIONS DEFICIT		COMMENTARY Volatility in the Defined Benefit Pension Schemes is reducing as the Group targets rates hedging and equity sales.	– Continue to effectively manage the Defined Benefit Pension Scheme to secure pensions provisions to members and minimise the impact on the Group.
AVAILABILITY OF CORE SYSTEMS		COMMENTARY Through effective control activities interruptions to customer service and operational losses for 2013 have remained within the Board approved appetite limits.	– Increased investment in IT resilience. – Risk appetite monitoring for critical business processes.
PRIMARY LIQUIDITY/ WHOLESALE FUNDING <1 YR MATURITY	LOAN TO DEPOSIT RATIO[1]

COMMENTARY

The primary and secondary liquidity assets provide a substantial buffer in the event of an extended market dislocation.

The Group continued to see an improvement in its loan to deposit ratio.

– Continue to meet all current regulatory ratios and ensure the Group meet all future regulatory ratios. – Further reduction of the loan to deposit ratio.
CRD IV FULLY LOADED CET1 RATIO[1]	RISK-WEIGHTED ASSETS (PREVAILING RULES)	COMMENTARY Significant progress has been made in strengthening the balance sheet and capital position through the Group’s strongly capital generative strategy.

– Implement remaining asset run-off and disposals to be net capital accretive.

– Expect, prior to any dividend, to generate fully loaded CET1 capital of around 2.5 percentage points over the next 2 years.

LEGAL, REGULATORY AND MANDATORY INVESTMENT SPEND		COMMENTARY The Group continues to build constructive relationships with its regulators in order to effectively manage the regulatory change agenda.	– Ongoing constructive engagement with regulators. – Continued compliance with the regulatory change agenda.
GOVERNMENT SHAREHOLDING

COMMENTARY

The Group continues to work closely with the European Commission, HM Treasury, PRA, FCA and the Monitoring Trustee appointed by the European Commission to ensure the successful implementation of the Restructuring Plan and mitigate customer impact.

– TSB will be divested through an Initial Public Offering, subject to regulatory and European Commission approval.

– Continue to support the government in the process of returning the Group back to private ownership.

[1]	These key risk indicators are also key performance indicators (KPIs).
[2]	Adjusted basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK MANAGEMENT

Risk Management is at the heart of the Group’s strategy to become the best bank for customers.

The mission for Risk Division is to support the business in delivering sustainable growth. This is achieved through informed risk decision making and superior risk and capital management, supported by a consistent risk-focused culture across the Group.

The Risk Overview (pages 45 to 49) provides a summary of Risk Management within the Group. It highlights the important role of risk as a strategic differentiator, risk achievements in 2013 and priorities for 2014 along with a brief overview of the Group’s risk governance structure and the principal risks faced by the Group and key mitigating actions.

The Risk Management section provides a more in-depth picture of how risk is managed within the Group, detailing the Group’s appetite for risk (page 50), emerging risks (pages 52 to 53), approach to stress testing, risk governance and committee structure (pages 53 to 58) and a full analysis of the primary risk drivers (pages 59 to 134) – the framework by which risks are identified, managed, mitigated and monitored.

Each risk driver is described and managed using the following standard headings: definition, appetite, exposure, measurement, mitigation and monitoring.

THE GROUP’S APPROACH TO RISK

The Group operates a prudent approach to risk with rigorous management controls to keep the Group safe, support sustainable business growth and minimise losses within risk appetite. The Group has a strong and independent risk function (Risk Division) with a mission to maintain a robust control framework, identify and escalate emerging risks and support sustainable business growth within risk appetite through good risk reward decisioning.

RISK CULTURE

The Board ensures that senior management implements risk policies and risk appetites that either limit or, where appropriate, prohibit activities, relationships and situations that could be detrimental to the Group’s risk profile.

The Group has a conservative business model embodied by a risk culture founded on a prudent approach to managing risk. The Group refreshed its Codes of Business and Personal Responsibility in 2013 reinforcing its approach where colleagues are accountable for the risks they take and the needs of customers are paramount.

The focus remains on building and sustaining long-term relationships with customers whatever the economic climate.

RISK APPETITE

–	The Group defines risk appetite as ‘the amount and type of risk that the Group is prepared to seek, accept or tolerate.’
–	The Group’s strategy operates in tandem with its high level risk appetite which is supported by more detailed metrics and limits. An updated Risk Appetite Statement was approved by the Board in 2013. This incorporated recommendations from the Non-Executive Directors and is fully aligned with Group strategy.

–	Risk appetite is embedded within principles, policies, authorities and limits across the Group.

–	Risk appetite will continue to evolve to reflect external market developments and the composition of the Group.

GOVERNANCE AND CONTROL

–	Governance is maintained through delegation of authority from the Board down through the management hierarchy, supported by a committee-based structure designed to ensure open challenge and that the Group’s risk appetite, principles, policies, procedures, controls and reporting are fully in line with regulations, law, corporate governance and industry good-practice.

–	Board-level engagement, coupled with the direct involvement of senior management in Group wide risk issues at Group Executive Committee level, ensures that issues are promptly escalated and remediation plans are initiated where required.

–	The Group’s approach to risk is founded on a robust control framework and a strong risk management culture which ensures that business units remain accountable for risk and therefore guides the way all employees approach their work, behave and make decisions.

–	The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by both the Board and senior management.

–	A strong control framework remains a priority for the Group and is the foundation for the delivery of effective risk management.

–	The Group optimises performance by allowing business units to operate within approved risk appetite and limits.
50

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK DECISION MAKING AND REPORTING

–	Taking risks which are well understood, consistent with strategy and with appropriate margin is a key driver of shareholder value.
–	Risk analysis and reporting supports the identification of opportunities as well as risks.

–	An aggregate view of the Group’s overall risk profile, key risks and management actions, and performance against risk appetite, is reported to and discussed monthly at the Group Risk Committee (and as a subset at the Group Asset and Liability Committee), with regular reporting to the Board Risk Committee and the Board.

–	Rigorous stress testing exercises are carried out to assess the impact of a range of adverse scenarios with different probabilities and severities to inform strategic planning.

–	The Chief Risk Officer regularly informs the Board Risk Committee (BRC) of the aggregate risk profile and has direct access to the Chairman and members of the Board Risk Committee. The Chief Risk Officer was appointed to the Board on 29 November 2013.

Table 1.1: Exposure to risk arising from the business activities of the Group

The table below provides a high level guide to the how the Group’s business activities are reflected in its risk measures and balance sheet.

Lloyds Banking Group				
Division	Retail	Commercial Banking	Wealth, Asset Finance & International	Insurance[1]	Group Operations & Central Items
Business activities	The Retail division is a leading provider of current accounts, savings, personal loans, credit cards and mortgages	The Commercial Banking division supports business clients from small businesses to large corporates, with a range of propositions fully segmented according to client needs	Wealth, Asset Finance & International comprises UK and international wealth businesses, UK and international asset finance and online deposit businesses along with international retail business	The Insurance division is one of the UK's largest insurers and provides long-term savings, protection and investment products and general insurance products to customers in the UK and Europe	Group Operations provides high quality services and delivers investment project capability through IT, Operations, Property and Sourcing
RWAs:					
– credit risk	£70,900m	£111,482m	£22,439m	–[1]	£13,559m[2]
– counterparty credit risk	–	£7,643m	£6m	–[1]	£145m
– operational risk	£14,777m	£8,376m	£3,441m		–
– market risk	–	£11,040m	–	–[1]	£42m
TOTAL:	**£85,677m**	**£138,541m**	**£25,886m**	**–[1]**	**£13,746m**

[1]	As a separate regulated entity with its own Board, the Insurance Division maintains its own regulatory risk capital and liquidity requirements, including appropriate management buffers. The Insurance Division operates within the Group’s overall risk framework against agreed risk appetites, with Risk Division, represented by the Insurance Divisional Risk Officer, and Group Audit providing assurance to both the Insurance Board and Group Board through the respective risk and audit committees.
[2]	Predominantly relates to various non-financial assets, including fixed assets, cash, items in the course of collection, prepayments, sundry debtors and deferred tax assets; the RWAs for which are reported within credit risk for regulatory capital purposes.

PRINCIPAL RISKS

The Group’s principal risks are shown in the Risk Overview (pages 48 to 49). The Group’s emerging risks are shown overleaf. Full analysis of the Group’s risk drivers are on pages 59 to 134.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EMERGING RISKS

The Group considers the following to be risks that have the potential to increase in significance and affect the performance of the Group.

COMPETITION

Interventions by the competition authorities in response to a return to profitability or to perceived or actual market inefficiencies could change the competition landscape and possibly impact market structures and margins. This risk is underlined by the creation of the new Competition and Markets Authority and the introduction of a competition mandate for the FCA.

Key mitigating actions

–	Implementation of the Group’s Conduct Strategy, applying value for money principles, and ensuring that the customer is at the heart of the Group’s business planning.
–	The Group is working with the FCA on using behavioural economics and customer trials to improve customer outcomes.

–	Application of the risk management framework to competition risks across the Group.

EVOLUTION OF CONDUCT EXPECTATIONS

The Consumer Credit regulatory regime is in a period of transition and will be transferred from the Office of Fair Trading (OFT) to the FCA in April 2014 to complement its current mandate. It is possible that the FCA will adopt a different approach and apply a wide range of enforcement powers.

Key mitigating actions

–	Rigorous implementation of Conduct Strategy across the Group.
–	Proactive regulatory advice and challenge to be applied across the Group.

–	Programmes in place to deliver redress for customers where identified.

–	Continue work to prepare for the FCA approach on consumer credit regulation.

RING-FENCING AND RESOLUTION PLANNING

Ring-fencing legislation and final rules on Resolution Planning will impact the Group’s strategy and the capacity/cost to serve customers effectively. The dimensions of the ring-fence may challenge the Group’s future shape and the scope of its activities while an effective Resolution Plan may prompt structural change in order to make the Group more resolvable in a crisis. Without a robust Resolution Plan, the Group could face higher costs of capital/liquidity.

Key mitigating actions

–	Ongoing engagement with HM Treasury, PRA and the BoE on the evolving UK regulatory framework, and impact of EU Directives.
–	Coordinated scenario analysis and planning through the Ring-Fencing and Resolution Programme under GEC sponsorship.

–	Mobilisation of resources across the Group to assess impacts and propose potential responses aligned to Group strategy.

EVOLVING REQUIREMENTS ON CAPITAL

While there is now greater clarity on regulatory capital requirements, there remains some uncertainty as UK and European regulatory frameworks continue to evolve. For example, in 2013, the PRA introduced significant additional capital requirements on a PRA-adjusted basis that major UK banks are required to meet. Areas of uncertainty include the calibration of the leverage ratio in the UK, evolving CRD IV technical standards and potential changes to the calculation of capital requirements (i.e. risk-weighted assets).

Key mitigating actions

–	The Group has made significant progress and continues to deliver on its strategy of strengthening the balance sheet, including its capital position, to improve the resilience of the Group.
–	The Group has strong governance, processes and controls which, combined with the Group’s proactive management of risk, result in an appropriate level of capital.

TECHNOLOGY

Internet and mobile technologies are changing customer behaviour, leading to changes in the banking model. Major changes in payments are also expected over next two to five years. The cyber risk landscape has continued to evolve over the last 18 months.

Key mitigating actions

–	Increased focus on digital, demonstrated by the creation of the ‘Digital, Marketing and Customer Development’ function.
–	IT resilience improvement programme following the 2013 review.

–	Development of customer focused IT risk appetite and refreshed cyber strategy with refined risk appetite.

CULTURE

A cultural change is needed in banking to restore trust, with greater evidence of genuinely client-centred behaviour and enterprise-wide management of risks.

Key mitigating actions

–	Further embedding and implementation of the Group’s Risk Management Framework.
–	Continuing work to embed a strong, customer-centric and robust risk culture, alongside wider Group Cultural Transformation activities.
52

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Engagement in Chartered Banker: Professional Standards Board and roll out of the Foundation Standards and planning for the Leadership Standards.
–	Assessment of Group actions against the findings of the Barclay’s Salz Review and response to the various components of the Banking Reform Act.

SCOTTISH INDEPENDENCE

The impact of a ‘yes’ vote in favour of Scottish independence is uncertain. The outcome could have a material impact on compliance costs, the tax position, and cost of funding for the Group.

Key mitigating actions

–	Monitoring and assessment of the potential impact on the Group’s business and impact on customers of a vote in favour of Scottish independence.

STRESS TESTING

OVERVIEW

Stress testing is recognised as an essential risk management tool within the Group by the Board, senior management, the businesses and the risk and finance functions. Stress testing is embedded in the planning process of the Group and is applied to the base case plan. This allows senior management and Board to assess the base case plan in adverse circumstances and to adjust strategies/propose mitigating actions if the plan does not meet risk appetite in a stressed scenario. A rigorous review and challenge process ensures that senior management are actively involved in stress testing.

The Group uses scenario stress testing to:

–	Provide an assessment of strategic plans against Board Risk Appetite, alongside a comparison of portfolio performance in adverse circumstances against risk appetite limits, to ensure the Group is managed within risk appetite.

–	Drive the development of potential actions and contingency plans to mitigate the impacts of adverse scenarios. Stress testing also links directly to the Group’s recovery planning process.

–	Support the Internal Capital Adequacy Assessment Process (ICAAP) and setting of Individual Capital Guidance (ICG).

–	Meet the standards required and information needs of internal and external stakeholders, including regulators.

At least on an annual basis, the Group conducts a detailed macroeconomic stress testing exercise based on the five year operating plan, which is supplemented with higher-level refreshes of the stress testing exercise when necessary. The exercise aims to highlight the key vulnerabilities of the Group to adverse changes in the economic environment and to ensure that there are adequate financial resources in the event of a downturn. The exercise includes a range of economic scenarios, including the ‘PRA Anchor Scenarios’ (these are the PRA’s published supervisory recommended scenarios for the UK, details of which are publically available on the Bank of England’s website). Ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requirements. The Group also takes part in regular external, industry-wide stress testing exercises, such as those run by the European Banking Authority and will take part in the forthcoming UK-wide Bank of England stress testing exercise.

In addition to the running of macroeconomic scenarios, the Group’s stress testing programme involves undertaking assessment of operational risk scenarios, liquidity scenarios, financial market disruption scenarios, market risk sensitivities, reverse stress testing and business specific scenarios (see relevant risk section for further information on risk specific level stress testing). This provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group.

METHODOLOGY

The Chief Economist’s Office develops the macroeconomic scenarios to be used by the Group. Internal scenarios are developed based on key uncertainties for the economic outlook. A wide set of economic parameter assumptions is constructed, with over 150 metrics provided such as Gross Domestic Product, Base Rate, Unemployment, Property Indices, Insolvencies, Corporate Failures to facilitate modelling of scenarios across the Group. Where an external scenario is provided, the Chief Economist’s Office broadens the supplied parameter to the level of detail required by the Group.

The stress tests at all levels must comply with all legal and regulatory requirements, and are put through a rigorous review and challenge process. This is supported by analysis and insight into impacts on customers and business drivers. The engagement of all required risk and control areas is built into the preparation process, so that the appropriate analysis of each risk drivers’ impact upon the business plans are understood and documented.

The methodologies and modelling approach used for stress testing ensures that a clear link is shown between the macro-economic scenarios, the business drivers for each area and the resultant stress testing outputs. All material assumptions used in modelling are documented and justified, with a clearly communicated review and sign off process. Modelling is supported by expert judgement is subject to the Group Risk Model Governance Policy.

Below is an overview of the principal output responsibilities by team.

–	Finance teams in the business prepare and review finance related stress testing results including, but not limited to, income, margins, costs, lending and deposit volumes.
–	Credit Risk and Market Risk teams prepare and review risk-related stress outputs, including, but not limited to, impairment charges, risk-weighted assets, expected loss, probability of default, loss given default and trading losses.

–	The Central Group Stress testing team which sits in Risk Division reviews the finance and risk stress submissions and produces a consolidated Group view of the results, including analysis packs for the Group’s senior committees.
53

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Group Capital and Regulatory Reporting team, supported by Group Corporate Treasury, reviews all capital related stress outputs, including the calculation of indicative capital ratios. The Group Corporate Treasury team also reviews the stress outputs from divisions and evaluates the impact upon the Group’s Capital and Funding Plan.

REVERSE STRESS TESTING

Reverse stress testing is used to explore the vulnerabilities of the Group’s strategies and plans to extreme adverse events, and to help improve contingency planning. The scenarios used in such a stress test are those that would cause a failure in the business model. Where reverse stress testing reveals plausible scenarios with an unacceptably high risk when considered against the Group’s risk appetite, the Group will undertake measures to prevent or mitigate that risk, which are then reflected in strategic plans.

GOVERNANCE

Clear accountabilities and responsibilities for stress testing are assigned to senior management and the risk and finance functions throughout the Group. This is formalised through the Business Planning and Stress Testing Policy and Procedure, which are reviewed at least annually.

The Group Financial Risk Committee (GFRC), chaired by the Chief Risk Officer, is the Committee that has primary responsibility for overseeing the development and execution of the Group’s stress tests.

The main economic assumptions developed by the Chief Economist’s Office are reviewed and challenged at Group Risk Committee (GRC), Group Executive Committee (GEC) and Board Risk Committee (BRC), and approved by the Board before being cascaded across the Group.

The stress test outputs go through a rigorous review and challenge process at divisional level, including sign-off by the divisional Finance Directors and Risk Directors. The outputs are then presented to GFRC, GRC and BRC for review and challenge, before being approved by the Board.

54

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK GOVERNANCE

The Group’s Risk Management Framework (RMF) provides a robust and consistent approach to risk management across the Group in order to drive its risk profile in line with risk appetite. It articulates individual and collective accountabilities for risk management, risk oversight and risk assurance; supports the discharge of responsibilities to customers, shareholders and regulators; and establishes a common risk language which assigns the risks to which the Group is exposed into categories which are used consistently to support risk aggregation and reporting.

The risk governance structure below is integral to implementing the RMF across the Group and by ensuring risk is appropriately represented on key committees ensures that risk management is discussed in these meetings. This structure outlines the flow and escalation of risk information and reporting from business areas and Risk Division to the Group Executive Committee (GEC) and Board. Conversely, strategic direction and guidance is cascaded down from the Board and GEC.

TABLE 1.2: RISK GOVERNANCE STRUCTURES

The components of the RMF can be found in the Risk Overview on page 47.

55

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BOARD, EXECUTIVE AND RISK COMMITTEES

The Group’s risk governance structure (see table 1.2) strengthens risk evaluation and management, while also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.

Assisted by the Board Risk and Audit Committees, the Board approves the Group’s overall governance, risk and control frameworks and risk appetite. Refer to the Corporate Governance section on pages 164 to 185, for further information on Board committees.

The Insurance Division, as a separate regulated entity, has its own Board and governance structure. The Insurance Board, assisted by a Risk Oversight Committee and Audit Committee, approves the governance, risk and control frameworks for insurance and insurance risk appetite, ensuring it aligns with the Group’s framework and risk appetite.

TABLE 1.3: EXECUTIVE AND RISK COMMITTEES

Committees	Risk focus
Group Executive Committee
Group Executive Committee (GEC)	Supports the Group Chief Executive in ensuring the effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, while also reviewing the Group’s aggregate risk exposures and concentrations of risk.
The Group Executive is supported by:
Group Risk Committee	Reviews and recommends the Group’s risk appetite and governance, risk and control frameworks, material Group policies and the allocation of risk appetite. The committee also regularly reviews risk exposures and risk/reward returns and approves material risk models.
Group Asset and Liability Committee	Responsible for the strategic management of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. It is also responsible for the risk management framework for market risk, liquidity risk, capital risk and earnings volatility.
Executive Compensation Committee	Provides governance and oversight for Group wide remuneration matters and policies.
Group Executive Committee Members’ Committees
Group Product Governance Committee	Provides strategic and senior oversight over design, launch and management of products including new product approval, annual product reviews and management of risk in the back book.
Group Financial Risk Committee	Responsible for reviewing, challenging and recommending to GEC, the Group Individual Liquidity Adequacy Assessment and Internal Capital Adequacy Assessment Process submissions, the Group Recovery Plan, and the annual stress testing of the Group’s operating plan based on internal and PRA recommended scenarios, annual European Banking Authority stress tests, and other Group wide macroeconomic stress tests.
Group Rectification Committee	Ensures appropriate control and oversight of material events which have a customer impact.
The Group Risk Committee is supplemented by the following committees to ensure effective oversight of risk management:
Credit Risk Committees	Responsible for the development and effectiveness of the relevant credit risk management framework, clear description of the Group’s credit risk appetite, setting of credit policy, and compliance with regulatory credit requirements.
Group Market Risk Committee	Monitors and reviews the Group’s aggregate market risk exposures and concentrations and provides a proactive and robust challenge around business activities giving rise to market risks.
Group Operational Risk Committee	Responsible for identifying significant current and emerging operational risks or accumulation of risks and control deficiencies across the Group and reviewing associated oversight plans to ensure pre-emptive risk management action. The committee also seeks to ensure that adequate business area engagement occurs to develop, implement and maintain the Group’s operational risk management framework.
Group Compliance and Conduct Risk Committee	Responsible for monitoring and challenging the Group’s compliance and conduct risk management framework, aggregated compliance and conduct risk profile, and its alignment with agreed risk appetite.
Group Financial Crime Committee	Reviews and challenges the management of financial crime risk including the overall strategy and performance and engagement with financial crime authorities. The committee is accountable for ensuring that, at Group level, financial crime risks are effectively identified and managed within risk appetite and that strategies for financial crime prevention are effectively co-ordinated and implemented across the Group.
Group Model Governance Committee	Responsible for setting the framework and standards for model governance across the Group, including establishing appropriate levels of delegated authority and principles underlying the Group’s risk modelling framework, specifically regarding consistency of approach across business units and risk types. It approves risk models other than material models which are approved by the Group Risk Committee. This also meets PRA requirements regarding the governance and approval for Internal Ratings Based models.
56

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

HOW RISK IS MANAGED IN LLOYDS BANKING GROUP

RISK MANAGEMENT IN THE BUSINESS

Line management is directly accountable for identifying and managing any risks inherent or consequential in their individual businesses. A key objective is to ensure that business decisions strike an appropriate balance between risk and reward, consistent with the Group’s risk appetite.

All business areas complete a control effectiveness review annually, reviewing the effectiveness of their internal controls and putting in place a programme of enhancements where appropriate. Executives from each business area and each Group Executive Committee member challenge and certify the accuracy of their assessment.

This approach provides the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across the Group.

RISK MANAGEMENT FRAMEWORK (RMF)

The RMF (see Risk Overview, page 47) is structured around nine components which meet and align with the industry-accepted internal control framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

Role of the Board and senior management – key responsibilities of the Board and senior management include:

–	setting risk appetite and approval of the RMF;
–	approval of Group-wide risk principles and policies;

–	the cascade of delegated authority (e.g. to Board sub-committees and the Group Chief Executive);

–	effective oversight over risk management consistent with the risk appetite.

Risk appetite – the business plan is aligned to the Risk Appetite Statement so that the Group’s short and medium-term business objectives match its risk tolerances which are translated into relevant risk limits for business units.

Governance frameworks – the Board-approved frameworks set out key principles for the overall management of risk in the organisation, aligned with Group strategy and risk appetite; based on a current and comprehensive risk profile that identifies all material risks to the organisation. These Governance Frameworks are underpinned by a hierarchy of policies that is coherent, consistent, and accessible.

Three Lines of Defence model – the RMF is implemented through a ‘Three Lines of Defence’ model which defines clear responsibilities and accountabilities and ensures effective independent assurance activities take place covering key decisions.

–	Business lines (first line) have primary responsibility for risk decisions, measuring, monitoring and controlling risks within their areas of accountability. They are required to establish effective governance, and control frameworks for their business compliant with Group Policy requirements, to maintain appropriate risk management skills, mechanisms and toolkits, and to act within Group Risk Appetite parameters set and approved by the Board.

–	Risk Division (second line) is a centralised function providing oversight and independent challenge to the effectiveness of risk decisions taken by business management, providing advice and guidance reviewing, challenging and reporting on the risk profile of the Group and ensuring that mitigating actions are appropriate.

–	Group Audit (third line) provides independent, objective assurance and consulting activity designed to add value and improve the organisation’s operations. It helps the Group accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control and governance processes.

Mandate of the Risk Division – the objective of Risk Division is to provide both expert advice and review and challenge to the business. It also has a key role in promoting the implementation of a strategic approach to risk management reflecting the risk appetite and RMF agreed by the Board that encompasses:

–	embedded and effective risk management processes;
–	transparent and focused risk monitoring and reporting;

–	provision of expert and high quality advice and guidance to the Board, Executives and Management on strategic issues and horizon scanning for pending regulatory changes; and

–	provision of a constructive working environment in which Risk Division is trusted and respected, and promotes a constructive dialogue with the first line through advice, development of common methodologies, understanding, education, training, and development of new tools.

Risk Division, headed by the Chief Risk Officer, consists of nine risk directors and their specialist teams. These teams provide oversight and independent challenge to business management and support senior management and the Board with independent reporting on risks and opportunities. Risk directors, responsible for each risk type, meet on a regular basis under the chairmanship of the Chief Risk Officer to review and challenge the risk profile of the Group and to ensure that mitigating actions are appropriate.

The Chief Risk Officer is accountable for developing and leading an industry-wide recognised Risk function that adds value to the Group by:

–	providing a regular comprehensive view of the Group’s risk profile, key risks both current and emerging, and management actions;
–	(with input from the business areas and Risk Division) proposing Group Risk Appetite to the Board for approval, and oversighting performance of the Group against Risk Appetite;

–	developing an effective RMF meeting regulatory requirements for approval by the Board, and oversighting execution and compliance; and

–	challenging management on emerging risks and providing expert risk and control advice to help management maintain an effective risk and control framework.
57

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk directors

–	provide independent advice, oversight and challenge to the business;
–	design, develop and maintain policies, specific risk frameworks and guidance to ensure alignment with business imperatives and regulatory requirements;

–	establish and maintain appropriate governance structures, culture, oversight and monitoring arrangements which ensure robust and efficient compliance with relevant risk-type risk appetites and policies;

–	lead regulatory liaison on behalf of the Group including horizon scanning and regulatory development for their risk type; and

–	set risk appetite and oversight of the associated risk profile across the Group.

Risk identification, measurement and control – the process for risk identification, measurement and control is integrated into the overall framework for risk governance. Risk identification processes are forward-looking to ensure emerging risks are identified. Risks are captured in comprehensive risk logs/registers, and measured using robust and consistent quantification methodologies. The measurement of risks includes the application of sound stress testing and scenario analysis, and considers whether relevant controls are in place before risks are incurred.

Risk monitoring, aggregation and reporting – identified risks are logged and reported on a monthly basis or as frequently as necessary to the appropriate committee. The extent of the risk is compared to the overall risk appetite as well as specific limits or triggers. When thresholds are breached, committee minutes are clear on the actions and timeframes required to resolve the breach and bring risk within given tolerances. There is a clear process for escalation of risks.

Culture – supporting the formal frameworks of the RMF is the underlying culture, or shared behaviours and values, which sets out in clear terms what constitutes good behaviour and good practice. In order to effectively manage risk across the organisation, the functions encompassed within the Three Lines of Defence have a clear understanding of risk appetite, business strategy and an understanding of (and commitment to) the role they play in delivering it. A number of levers are used to reinforce the risk culture, including tone from the top, governance and role definition, capability development, performance management and reward.

Resources and capabilities – appropriate mechanisms are in place to avoid over-reliance on key personnel or system/technical expertise within the Group. Adequate resources are in place to deal with customers both under normal working conditions and in times of stress, and monitoring procedures are in place to ensure that the level of available resource can be increased if required. Colleagues undertake appropriate training to ensure they have the skills and knowledge necessary to enable them to deliver fair outcomes for customers, being mindful of the Group’s Conduct Strategy, Customer Treatment Policy/Standards and Financial Conduct Authority requirements.

There is ongoing investment in risk systems and models alongside the Group’s investment in customer and product systems and processes. This drives improvements in risk data quality, aggregation and reporting leading to effective and efficient risk decisions.

INDEPENDENT CHALLENGE

Group Audit provides independent assurance to the Audit Committee and the Board that risks within the Group are recognised, monitored and managed within acceptable parameters. Group Audit is fully independent of the Risk Division, and seeks to ensure objective challenge to the effectiveness of the risk governance framework.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FULL ANALYSIS OF RISK DRIVERS

The Group’s risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided below.

PRIMARY RISK DRIVERS

[1]	The Group considers these to be principal risks. See Risk Overview pages 48 to 49 for further details.

SECONDARY RISK DRIVERS

CREDIT RISK

DEFINITION

Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their obligations (both on and off-balance sheet).

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

EXPOSURES

The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments, debt securities and derivatives to customers, financial institutions and sovereigns. The credit risk exposures of the Group are set out in note 54 on page F-113. Credit risk exposures are categorised as ‘retail’, arising primarily in the Retail and Wealth, Asset Finance and International divisions, ‘commercial’ and ‘corporate’, ‘financial institutions’ or ‘sovereigns’ arising in the Commercial Banking and Wealth, Asset Finance and International divisions.

In terms of loans and advances, credit risk arises both from amounts lent and commitments to extend credit to a customer as required. These commitments can take the form of loans and overdrafts or credit instruments such as guarantees and standby, documentary and commercial letters of credit. With respect to commitments to extend credit, the Group is potentially also exposed to loss in an amount equal to the total unused commitments. However, the likely amount of loss is less than the total unused commitments, as most retail commitments to extend credit can be cancelled without notice and the creditworthiness of customers is monitored frequently. Most commercial term commitments to extend credit are contingent upon customers maintaining specific credit standards, which are monitored regularly.

Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose the Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If the Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance. This may be because the borrower is in financial difficulty, or because the terms required to refinance are outside acceptable market appetite at the time. Refinance risk exposures are managed in accordance with the Group’s existing credit risk policies, processes and controls, and are not considered to be material given the Group’s prudent and through the cycle credit risk appetite. Where refinance risk exists (such as in the interest only retail mortgage portfolio and the Commercial Banking book outside the Group’s risk appetite) exposures are minimised through intensive account management and are impaired where appropriate.’

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Credit risk can also arise from debt securities, private equity investments, derivatives and foreign exchange activities. The total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2013 is shown on page F-41. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 54 on page F-113.

Credit risk exposures in the Insurance business largely result from holding fixed income assets in the shareholder funds (including the annuity portfolio) and from exposure to reinsurers. Second order credit risk exposure exists within the unit-linked funds, through the value of future fee income, and with-profits funds, through any guarantees.

Credit risk exposure also arises in the Group’s defined benefit pension schemes from holding investments. Note 41 on page F-63 provides further information on the defined benefit schemes’ assets and liabilities.

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

For regulatory capital purposes the Group’s rating systems assess probability of default and if appropriate, exposure at default and loss given default, in order to derive an expected loss. If not appropriate, regulatory prescribed exposure at default and loss given default values are used in order to derive an expected loss. In contrast, impairment allowances are recognised for financial reporting purposes only for loss events that have occurred at the balance sheet date, based on objective evidence of impairment. Due to the different methodologies applied, the amount of incurred credit losses provided for in the financial statements differs from the amount determined from the expected loss models that are used for internal operational management and banking regulation purposes. Note 2(H) on page F-16 provides details of the Group’s approach to the impairment of financial assets.

The quality definition of both retail and commercial counterparties/exposures is largely based on the outcomes of credit risk (probability of default – PD) models. The Group operates a significant number of different rating models, typically developed internally using statistical analysis and management judgement – retail models rely more on the former, commercial models include more of the latter, especially in the larger corporate and more specialised lending portfolios. Internal data is supplemented with external data in model development, where appropriate.

The models vary, inter alia, in the extent to which they are point in time versus through the cycle. The models are subject to rigorous validation and oversight/governance including, where appropriate, benchmarking to external information.

In commercial portfolios the PD models segment counterparties into a number of rating grades, with each grade representing a defined range of default probabilities, and there are a number of different model rating scales. Counterparties/exposures migrate between rating grades if the assessment of the PD changes. The modelled PDs ‘map’ through local scales to a single Corporate (non-retail) Master Scale comprising of 19 non-default ratings. Together with 4 default ratings the Corporate Master Scale forms the basis on which internal reporting is completed.

In its principal retail portfolios, exposure at default and loss given default models are also in use. They have been developed internally and use statistical analysis combined, where appropriate, with external data and subject matter expert judgement.

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

Internal control

Credit principles and policy: Risk Division sets out the credit principles and policy according to which credit risk is managed. Principles and policies are reviewed regularly, and any changes are subject to a review and approval process. Policies, where appropriate, are supported by lending guidelines, which also define the responsibilities of lending officers and provide a disciplined and focused benchmark for credit decisions. These policies and lending guidelines define chosen target market and risk acceptance criteria. Risk Division also use early warning indicators to help anticipate future areas of concern and allow the Group to take early and proactive mitigating actions. Risk oversight teams monitor credit performance trends, review and challenge exceptions to planned outcomes, and test the adequacy of credit risk infrastructure and governance processes throughout the Group. This includes tracking portfolio performance against an agreed set of key risk indicators. Oversight and reviews are also undertaken by Group Audit and Credit Risk Assurance.

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

Concentration risk: Credit risk management includes portfolio controls on certain industries, sectors and product lines to reflect risk appetite as well as individual limit guidelines. Credit policy is aligned to the Group’s risk appetite and restricts exposure to higher risk countries and more vulnerable sectors and segments. Note 20 on page F-45, provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on lending, but may instead require new business in concentrated sectors to fulfil additional certain minimum policy and/or guideline requirements. The Group’s large exposures are reported in accordance with regulatory reporting requirements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cross-border exposures: The Board sets country risk appetite. Within this, country limits are authorised by the country limits committee, taking into account economic, financial, political and social factors. Group policies stipulate that these limits must be consistent with, and support, the approved business and strategic plans of the Group.

Specialist expertise: Credit quality is managed and controlled by a number of specialist units within Risk Division providing, for example: intensive management and control (see Intensive care of customers in financial difficulty); security perfection, maintenance and retention; expertise in documentation for lending and associated products; sector specific expertise; and legal services applicable to the particular market place and product range offered by the business.

Stress testing and scenario analysis: The Group’s credit portfolios are also subjected to regular stress testing, with stress scenario assessments run at various levels of the organisation from Group led exercises to individual divisions/portfolios exercises. For further information on the stress testing process, methodology and governance refer to page 53.

Credit risk assurance and review: A specialist team within Group Audit, comprising experienced credit professionals, is in place to perform credit risk assurance. This team carries out independent risk based internal control audits and credit quality reviews, providing an assessment of the effectiveness of internal controls, risk management practices, credit risk classification, as well as the accuracy of impairment provisions. These audits and reviews cover the diverse range of the Group’s businesses and activities, and include both ‘standard’ risk based audits and reviews as well as bespoke assignments to respond to any emerging risks or regulatory requirement. The work of Group Audit therefore continues to provide executive and senior management (and Audit Committee) with assurance and guidance on credit quality, effectiveness of credit risk controls and Business Support Unit (BSU) work out strategies, as well as accuracy of impairments.

Credit risk assurance within Commercial Banking is also undertaken by Commercial Risk Assurance. Commercial Risk Assurance is an independent credit risk oversight function operating within Commercial Banking Risk, part of the Group’s second line of defence, while Group Audit performs third line of defence assurance.

Additional mitigation for retail customers (lending to individuals in Retail and Wealth, Asset Finance and International divisions)

The Group uses a variety of lending criteria when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant’s previous credit history using information held by credit reference agencies (CRA). The Group also assesses the affordability of the borrower under stressed scenarios including increased interest rates. In addition, the Group has in place quantitative limits such as product maximum limits, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are hard limits above which the Group will reject the application. The Group also has certain criteria that are applicable to specific products such as for applications for a mortgage on a property that is to be let by the applicant.

The Group’s lending practices within Retail have changed since 2009 in several ways: the Group has lowered its maximum loan-to-value (LTV) thresholds, which have been reduced across all mortgage product types; the Group has withdrawn from ‘specialist’ secured lending since early 2009 (self-certificated and sub-prime lending) and increased credit scorecard cut-offs for both secured and unsecured lending; and the Group has tightened its assessments and the maximum limit for affordability of borrowings for both secured and unsecured lending. In addition, the number of properties permitted in buy-to-let portfolios has been reduced.

For UK mortgages, the Group’s policy is to reject all standard applications with a LTV greater than 90 per cent. Applications with a LTV up to 95 per cent are permitted for certain schemes, for example Help to Buy and Lend a Hand. For mainstream mortgages the Group has maximum per cent LTV limits which depend upon the loan size. These limits are currently:

Table 1.4: Loan to value analysis

Loan size From	To	Maximum LTV
£1	£600,000	95%
£600,001	£750,000	90%
£750,001	£1,000,000	85%
£1,000,001	£2,000,000	80%
£2,000,001	£5,000,000	70%

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

performance of credit lines with other lenders and applications for credit to other lenders). The selection of data characteristics and the weightings associated with the characteristics are determined by the Group in accordance with industry-recognised standards for scorecard development. Scorecards are approved and monitored in accordance with Group Model Governance policies.

The Group has developed over 60 scorecards, which are currently in use, based on product and customer segment. The scorecard cut-offs are determined based on the inherent risk of the product / segment, the product pricing and the Group’s appetite for the risk of the product / customer segment for which the scorecard has been developed; no direct comparison can be made against scorecards developed by other lenders or external providers.

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

Additional mitigation for commercial customers

Individual credit assessment and independent sanction: With the exception of low exposures on SME customers where relationship managers have some limited delegated sanctioning authority, credit risk in commercial customer portfolios is subject to individual credit assessments, which consider the strengths and weaknesses of individual transactions and the balance of risk and reward. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities and limit guidelines. Approval requirements for each decision are based on a number of factors including the transaction amount, the customer’s aggregate facilities, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty underwriting is generally the same as that for assets intended to be held over the period to maturity.

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

Collateral

The principal collateral types for loans and advances, contingent liabilities and derivatives with commercial counterparties/customers are:

–	mortgages over residential and commercial real estate;
–	charges over business assets such as premises, inventory and accounts receivables;

–	charges over financial instruments such as debt securities and equities; and

–	guarantees received from third parties.

The Group maintains appetite guidelines on the acceptability of specific classes of collateral.

Collateral held as security for financial assets other than loans and advances is determined by the nature of the instrument. Debt securities, treasury and other bills are generally unsecured, with the exception of asset-backed securities and similar instruments such as covered bonds, which are secured by portfolios of financial assets. Collateral is generally not held against loans and advances to financial institutions, except where securities are held as part of reverse repurchase or securities borrowing transactions or where a collateral agreement has been entered into under a master netting agreement. Derivative transactions with wholesale counterparties are typically collateralised under a Credit Support Annex in conjunction with the ISDA Master Agreement.

It is the Group’s policy that collateral should always be realistically valued by an appropriately qualified source, independent of both the credit decision process and the customer, at the time of borrowing. Collateral is reviewed on a regular basis and will vary according to the type of lending and collateral involved. For residential mortgages, the Group adjusts open market property values to take account of the costs of realisation and any discount associated with the realisation of the collateral. In order to minimise the credit loss, the Group may seek additional collateral from the counterparty as soon as impairment indicators are identified for the relevant individual loans and advances.

The Group considers risk concentrations by collateral providers and collateral type, as appropriate, with a view to ensuring that any potential undue concentrations of risk are identified and suitably managed by changes to strategy, policy and/or business plans.

Refer to note 54 on page F-113 for further information on collateral.

Master netting agreements

Where it is appropriate and likely to be effective, the Group seeks to enter into master netting agreements. Although master netting agreements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes as transactions are usually settled on a gross basis, they do reduce the credit risk to the extent that, if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. The Group’s overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since this is the net position of all trades under the master netting agreement.

Other credit risk transfers

The Group also undertakes asset sales, credit derivative based transactions and securitisations as a means of mitigating or reducing credit risk, taking into account the nature of assets and the prevailing market conditions.

MONITORING

In conjunction with Risk Division, businesses identify and define portfolios of credit and related risk exposures and the key benchmarks, behaviours and characteristics by which those portfolios are managed in terms of credit risk exposure. This entails the production and analysis of regular

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

portfolio monitoring reports for review by senior management. Risk Division in turn produces an aggregated review of credit risk throughout the Group, including reports on significant credit exposures, which are presented to the GRC and the BRC.

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

Intensive care of customers in financial difficulty

The Group operates a number of treatments to assist borrowers who are experiencing financial stress. The material elements of these treatments through which the Group has granted a concession, whether temporarily or permanently, are set out below and in note 54 on page F-113.

Retail customers

The Group’s aim in offering forbearance and other assistance to retail customers in financial distress is to benefit both the customer and the Group by discharging the Group’s regulatory and social responsibilities to support its customers and act in their best long-term interests and by bringing customer facilities back into a sustainable position which, for residential mortgages, also means keeping customers in their homes. The Group offers a range of tools and assistance to support retail customers who are encountering financial difficulties. Cases are managed on an individual basis, with the circumstances of each customer considered separately and the action taken judged as being affordable and sustainable for the customer. Operationally, the provision and review of such assistance is controlled through the application of an appropriate policy framework, controls around the execution of policy, regular review of the different treatments to confirm that they remain appropriate, monitoring of customers’ performance and the level of payments received, and management visibility of the nature and extent of assistance provided and the associated risk.

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

One component of the Group’s relationship management approach is to contact customers showing signs of financial difficulty to discuss their circumstances and offer solutions to prevent their accounts falling into arrears.

The specific tools available to assist customers vary by territory and product and the customer’s status. In defining the treatments offered to customers who have experienced financial distress, the Group distinguishes between the following categories:

–	Reduced contractual monthly payment: a temporary account change to assist customers through periods of financial difficulty where arrears do not accrue at the original contractual payments, for example temporary interest only arrangements and short-term payment holidays granted in collections. Any arrears existing at the commencement of the arrangement are retained.

–	Reduced payment arrangements: a temporary arrangement for customers in financial distress where arrears accrue at the contractual payment, for example short-term arrangements to pay.

–	Term extensions: a permanent account change for customers in financial distress where the overall term of the mortgage is extended, resulting in a lower contractual monthly payment.

–	Repair: a permanent account change used to repair a customer’s position when they have emerged from financial difficulty, for example capitalisation of arrears.

To assist customers in financial distress, the Group also participates in, or benefits from, the following UK government sponsored programmes for households:

–	Income Support for Mortgage Interest – This is a government medium-term initiative that provides certain defined categories of customers, principally those who are unemployed, access to a benefit scheme, paid for by the government, which covers all or part of the interest on the mortgage. Qualifying customers are able to claim for mortgage interest on up to £200,000 of the mortgage. All decisions regarding an individual’s eligibility and any amounts payable under the scheme rest solely with the government. Payments are made directly to the Group by the appropriate government department.

–	Mortgage Rescue Scheme – This is a government short-term initiative for borrowers in difficulty and facing repossession, who would have priority for re-housing by a local authority (e.g. the elderly, disabled, single parents). Eligible customers can have their property bought in full or part by the social rented sector and then remain in their home as a tenant or shared equity partner. If the property is sold outright the mortgage is redeemed in full.

Commercial customers

Early identification, control and monitoring are key in order to support the customer and protect the Group. All non-retail loans and advances in Commercial Banking are reviewed at least annually by the independent Risk Division (and more frequently where required). As part of the Group’s established Credit Risk Classification system, every loan and advance in the good book is categorised as either ‘good’ or ‘watchlist’. This complements the Group’s risk rating tools and is designed to identify and highlight portfolio levels of asset quality as well as individual problem credits. All watchlist names are reviewed by the business and Risk Division at least once a month, and the classification is updated if required. This process seeks to ensure that relationship managers act promptly to identify, and highlight to senior management those customers who have the possibility to become higher risk in the future.

It is Group policy that where forbearance has been granted for a commercial customer, it must be managed either within the Group’s good book watchlist Credit Risk Classification framework or within a BSU. Any concession requested by a customer is reviewed and must be approved by the independent Risk Division. If approved and Risk Division determines that the customer is in financial difficulty, then any off market concession granted is treated as forbearance and the loan reviewed monthly. Any event that causes concern over future payments from the customer is likely to result in the asset being assessed for impairment and, if required, an impairment allowance recognised. If impairment is identified, the customer is

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

immediately transferred to BSU and will be treated as an impaired asset. If no impairment is identified, the Risk Division will determine if the customer should remain in the good book (categorised as watchlist), or transfer to BSU for more intensive monitoring.

Customers requiring intensive care are transferred at an early stage to one of the Group’s BSUs (or Customer Support for smaller Commercial Banking small and medium-sized enterprises with debt facilities below £1 million). The over-arching aim of the BSU is to provide support and work with each customer to try and resolve the issues, to restore the business to a financially viable position and thereby bring about a business turnaround. This may involve debt restructuring and forbearance.

Cases in BSU or outside the Group’s risk appetite are managed by case officers who are part of the independent Risk Division. They are highly experienced and operate in a closely controlled and monitored environment, including regular oversight and close scrutiny by senior management. Risk is minimised through a combination of appropriate work-out strategies, such as asset/loan sales and debt restructuring.

A detailed assessment is undertaken by the specialist risk team for cases in BSU or outside of the Group’s risk appetite to assist in reducing risk exposure and to highlight potential strategic options. A range of information is required to fully appraise and understand the customer’s business, cashflow (and therefore debt serviceability) and will involve the Group, in addition to using its own internal sector experts, engaging professional advisers to perform asset valuations, strategic reviews and where applicable independent business reviews. The assessment may also involve:

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

The Group’s accounting policy for loan renegotiations and forbearance is set out in note 2 on page F-12.

Income statement information set out in the credit risk tables is on an underlying basis (see page 27).

THE GROUP CREDIT RISK PORTFOLIO IN 2013

Overview

–	Impairment charge decreased by 47 per cent to £3,004 million in the year to 31 December 2013, continuing the improvement seen in 2012. The impairment charge has decreased across all divisions.

–	The impairment charge as a percentage of average loans and advances to customers improved to 0.57 per cent compared to 1.02 per cent at 31 December 2012.

–	Impaired loans as a percentage of closing advances reduced to 6.3 per cent at 31 December 2013, from 8.6 per cent at 31 December 2012, driven by improvements in Retail and Commercial Banking portfolios.
64

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.5: Impairment charge by division
	2013 £m	2012 £m	Change %
Retail	1,101	1,270	13
Commercial Banking	1,167	2,946	60
Wealth, Asset Finance and International	730	1,480	51
Central items	6	1
Total impairment charge	3,004	5,697	47
Impairment charge as a % of average advances	0.57%	1.02%	(45)bp

Table 1.6: Total impairment charge
	2013 £m	2012 £m	Change %
Loans and advances to customers	2,988	5,654	47
Debt securities classified as loans and receivables	1	15	93
Available-for-sale financial assets	15	37	59
Other credit risk provisions	–	(9)
Total impairment charge	3,004	5,697	47

Table 1.7: Movement in gross impaired loans
			2013 £m
At 1 January			46,293
Classified as impaired during the year			9,552
Transferred to not impaired during the period			(3,054)
Repayments			(1,603)
Amounts written off			(9,520)
Impact of disposal of businesses and asset sales			(9,377)
Exchange and other movements			(32)
At 31 December			32,259
65

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.8: Impairments on loans and advances
	Loans and advances to		Impaired loans as % of closing	Impairment		Impairment provision as % of
	customers £m	Impaired loans £m	advances %	provisions £m	[1]	impaired loans %	[2]
At 31 December 2013
Retail	344,673	7,187	2.1	2,050		32.5
Commercial Banking	132,602	14,714	11.1	6,415		43.6
Wealth, Asset Finance and International	31,450	10,358	32.9	7,242		69.9
Reverse repos and other items	2,779	–		–
Total gross lending	511,504	32,259	6.3	15,707		50.1
Impairment provisions	(15,707)
Fair value adjustments[3]	(516)
Total Group (audited)	495,281

[1]	Impairment provisions include collective unimpaired provisions.

[2]	Impairment provisions as a percentage of impaired loans are calculated excluding retail unsecured loans in recoveries (£881 million).

[3]	The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group’s consolidated financial records at their fair value and took into account both the expected losses and market liquidity at the date of acquisition. The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred. The element relating to market liquidity unwinds to the income statement over the estimated expected lives of the related assets (until 2014 for wholesale loans and 2018 for retail loans) although if an asset is written-off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment). The fair value unwind in respect of impairment losses incurred was £512 million for the period ended 31 December 2013. The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written-off, and will reduce to zero over time.

	Loans and advances		Impaired loans as %	Impairment		Impairment provision as % of
	to customers £m	Impaired loans £m	of closing advances %	provisions £m	[1]	impaired loans %	[2]
At 31 December 2012
Retail	346,560	8,320	2.4	2,335		32.5
Commercial Banking	144,770	23,965	16.6	9,984		41.7
Wealth, Asset Finance and International	42,927	14,008	32.6	9,453		67.5
Reverse repos and other items	5,814	–		–
Total gross lending	540,071	46,293	8.6	21,772		48.2
Impairment provisions	(21,772)
Fair value adjustments[3]	(1,074)
Total Group (audited)	517,225

[1]	Impairment provisions Include collective unimpaired provisions.

[2]	Impairment provisions as a percentage of impaired loans are calculated excluding Retail unsecured loans in recoveries (£1,129 million).

[3]	The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group’s consolidated financial records at their fair value and took into account both the expected losses and market liquidity at the date of acquisition. The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred. The element relating to market liquidity unwinds to the income statement over the estimated expected lives of the related assets (until 2014 for wholesale loans and 2018 for retail loans) although if an asset is written-off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment). The fair value unwind in respect of impairment losses incurred was £868 million for the period ended 31 December 2012. The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written-off, and will reduce to zero over time.
66

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.9: Derivative credit risk exposures
		Traded over the counter
Notional balances	Traded on recognised exchanges £bn	Settled by central counterparties £bn	Not settled by central counterparties £bn	Total £bn
At 31 December 2013
Foreign exchange	–	11	422	433
Interest rate	234	3,881	926	5,041
Credit	–	–	7	7
Equity and other	4	–	15	19
Total	238	3,892	1,370	5,500

The fair value of derivatives settled by central counterparties was a net liability of £419 million, comprising assets of £3,220 million and liabilities of £3,639 million.

The fair value of derivatives not settled by central counterparties was £2,344 million, comprising assets of £28,808 million and liabilities of £26,464 million.

Credit risk – Retail

Overview

–	The Retail impairment charge decreased by 13 per cent to £1,101 million primarily driven by a reduction in impaired loans in the secured portfolio.

–	The Retail impairment charge, as an annualised percentage of average loans and advances to customers, improved to 0.32 per cent in 2013 from 0.36 per cent in 2012.

–	The overall value of assets entering arrears in 2013 was lower in both unsecured and secured lending compared to 2012.

Table 1.10: Retail impairment charge
	2013	2012	Change
	£m	£m	%
Secured	253	377	33
Unsecured	848	893	5
Total impairment charge	1,101	1,270	13
Impairment charge as a % of average advances	0.32%	0.36%	(4)bp

Impaired loans and provisions

Retail impaired loans decreased by £1,133 million to £7,187 million compared with 31 December 2012 and, as a percentage of closing loans and advances to customers, decreased to 2.1 per cent from 2.4 per cent at 31 December 2012. Impairment provisions as a percentage of impaired loans (excluding unsecured loans in recoveries) are stable at 32.5 per cent.

Table 1.11: Impairments on Retail loans and advances
			Impaired			Impairment
			loans as			provisions
	Loans and		a % of			as a % of
	advances to	Impaired	closing	Impairment		impaired
	customers	loans	advances	provisions	[1]	loans	[3]
	£m	£m	%	£m		%
At 31 December 2013
Secured	323,107	5,641	1.7	1,472		26.1
Unsecured:
Collections		665		578		86.9
Recoveries[2]		881		–
	21,566	1,546	7.2	578
Total gross lending	344,673	7,187	2.1	2,050		32.5
Impairment provisions	(2,050)
Fair value adjustments	(673)
Total	341,950

[1]	Impairment provisions include collective unimpaired provisions.

[2]	Recoveries assets are written down to the present value of future expected cash flows on these assets.

[3]	Impairment provisions as a percentage of impaired loans are calculated excluding unsecured loans in recoveries.
67

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

			Impaired			Impairment
			loans as			provisions
	Loans and		a % of			as a % of
	advances to	Impaired	closing	Impairment		impaired
	customers	loans	advances	provisions	[1]	loans	[3]
	£m	£m	%	£m		%
At 31 December 2012
Secured	323,862	6,321	2.0	1,616		25.6
Unsecured:
Collections		870		719		82.6
Recoveries[2]		1,129		–
	22,698	1,999	8.8	719
Total gross lending	346,560	8,320	2.4	2,335		32.5
Impairment provisions	(2,335)
Fair value adjustments	(915)
Total	343,310

[1]	Impairment provisions include collective unimpaired provisions.

[2]	Recoveries assets are written down to the present value of future expected cash flows on these assets.

[3]	Impairment provisions as a percentage of impaired loans are calculated excluding unsecured loans in recoveries.
68

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Retail division’s loans and advances to customers are analysed in the following table:

Table 1.12: Retail loans and advances to customers
	2013	2012
	£m	£m
Secured:
Mainstream	246,586	248,735
Buy to let	52,791	49,568
Specialist	23,730	25,559
	323,107	323,862
Unsecured:
Credit cards	9,373	9,465
Personal loans	9,595	10,523
Overdrafts	2,598	2,710
	21,566	22,698
Total gross lending	344,673	346,560

Secured lending

Impairment

The impairment charge decreased by £124 million, to £253 million compared with 2012. The annualised impairment charge as a percentage of average loans and advances to customers was 0.08 per cent at 31 December 2013 compared to 0.12 per cent in 2012. Impairment provisions were £1,472 million at 31 December 2013 compared to £1,616 million at 31 December 2012. Impaired loans have fallen for four consecutive years and were £5,641 million at 31 December 2013 compared to £6,321 million at 31 December 2012. As a result of this continued trend in 2013, impairment provisions as a percentage of impaired loans increased to 26.1 per cent from 25.6 per cent at 31 December 2012.

The impairment provisions held against secured assets reflect the Group’s view of appropriate allowance for incurred losses. The Group holds appropriate impairment provisions for customers who are experiencing financial difficulty, either on a forbearance arrangement or who may be able to maintain their repayments only whilst interest rates remain low.

Arrears

The value of mortgages greater than three months in arrears (excluding repossessions) decreased by £819 million to £8,818 million at 31 December 2013 compared to £9,637 million at 31 December 2012.

Table 1.13: Mortgages greater than three months in arrears (excluding repossessions)
	Number of cases		Total mortgage accounts %		Value of loans[1]		Total mortgage balances %
	2013	2012	2013	2012	2013	2012	2013	2012
	Cases	Cases	%	%	£m	£m	%	%
Mainstream	52,687	55,905	2.1	2.2	5,898	6,287	2.4	2.5
Buy to let	6,338	7,306	1.3	1.6	869	1,033	1.6	2.1
Specialist	11,870	13,262	7.3	7.6	2,051	2,317	8.6	9.1
Total	70,895	76,473	2.3	2.4	8,818	9,637	2.7	3.0

[1]	Value of loans represents total book value of mortgages more than three months in arrears.

The stock of repossessions decreased to 2,229 cases at 31 December 2013 compared to 2,438 cases at 31 December 2012.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Secured loan to value analysis

The average indexed loan to value (LTV) on the mortgage portfolio at 31 December 2013 decreased to 52.8 per cent compared with 56.4 per cent at 31 December 2012. The average LTV for new mortgages and further advances written in 2013 was 63.6 per cent compared with 62.6 per cent for 2012.

The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 5.2 per cent at 31 December 2013, compared with 11.7 per cent at 31 December 2012.

Table 1.14: Actual and average LTVs across the Retail mortgage portfolios
	Mainstream	Buy to let	Specialist	[1]	Total
	%	%	%		%
At 31 December 2013
Less than 60%	37.0	20.4	20.1		33.1
60% to 70%	16.9	21.3	15.7		17.5
70% to 80%	19.8	26.0	19.3		20.8
80% to 90%	14.7	15.1	20.1		15.1
90% to 100%	7.1	11.1	14.3		8.3
Greater than 100%	4.5	6.1	10.5		5.2
Total	100.0	100.0	100.0		100.0
Average loan to value:[2]
Stock of residential mortgages	49.5	66.9	66.2		52.8
New residential lending	63.6	64.0	n/a		63.6
Impaired mortgages	66.6	90.1	80.8		71.6

	Mainstream	Buy to let	Specialist	[1]	Total
	%	%	%		%
At 31 December 2012
Less than 60%	31.9	12.8	14.7		27.6
60% to 70%	12.8	12.9	9.7		12.6
70% to 80%	18.3	26.2	17.2		19.4
80% to 90%	16.6	16.5	19.1		16.8
90% to 100%	10.5	15.4	18.5		11.9
Greater than 100%	9.9	16.2	20.8		11.7
Total	100.0	100.0	100.0		100.0
Average loan to value:[2]
Stock of residential mortgages	52.7	73.6	72.6		56.4
New residential lending	62.3	64.5	n/a		62.6
Impaired mortgages	72.2	99.3	88.1		78.3

[1]	Specialist lending is closed to new business and is in run-off.

[2]	Average loan to value is calculated as total loans and advances as a percentage of the total collateral of these loans and advances.
70

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Interest only mortgages

The Group provides interest only mortgages to customers, whereby payments made by the customer comprise of only interest for the term of the mortgage, with the customer responsible for repaying the principal outstanding at the end of the loan term. Retail has reduced its exposure to residential interest only mortgages throughout 2013. New residential interest only mortgages are limited to a maximum LTV of 75 per cent, with a verified repayment vehicle capable of repaying the loan. Interest only mortgages represented 0.5 per cent of new residential mortgages in 2013 (3.8 per cent in 2012).

Table 1.15: Analysis of residential interest-only balances excluding Buy to Let mortgages
	At 31 Dec	At 31 Dec
	2013	2012
	£m	£m
Interest only balances[1]	108,504	119,569
Impaired loans	2,910	3,221
Interest only balances as a % of total mortgage book	41.0%	44.6%
Average loan to value (%)	55.2%	58.9%

[1]	In addition the Group has Buy to Let interest only balances of £47,261 million (2012: £44,585 million) and certain other interest only balances of £4,750 million (2012: £6,046 million).

For existing interest only mortgages, a contact strategy is in place throughout the term of the mortgage to ensure that customers are aware of their obligation to repay the principal upon maturity of the loan. The weighted-average term to maturity of the interest only balances included in the table above is 13 years; mortgages totalling £12,003 million are due to mature in the next five years, with mortgages totalling £1,846 million due to mature in the next 12 months. Treatment strategies exist to help customers who may not be able to fully repay the full amount of principal balance at maturity. Of the residential interest only mortgages which have missed the payment of principal at the end of term, balances of £959 million remain at 31 December 2013 (£523 million at 31 December 2012). The average loan to value of these accounts is 27.3 per cent at 31 December 2013 (27.0 per cent at 31 December 2012). Of these accounts, 7.4 per cent are impaired (7.2 per cent at 31 December 2012).

Unsecured lending

Impairment

In 2013 the impairment charge on unsecured loans and advances to customers reduced by £45 million compared with 2012. The annualised impairment charge as a percentage of average loans and advances to customers increased to 3.80 per cent in 2013 from 3.73 per cent in 2012.

Impaired loans decreased by £453 million since 31 December 2012 to £1,546 million at 31 December 2013 which represented 7.2 per cent of closing loans and advances to customers, compared with 8.8 per cent at 31 December 2012. The reduction in impaired loans is a result of the Group’s prudent risk appetite and ongoing effective portfolio management. Retail’s exposure to revolving credit products has been actively managed to ensure that it is appropriate to customers’ changing financial circumstances.

Impairment provisions decreased by £141 million, compared with 31 December 2012. This reduction was driven by fewer assets entering arrears and recoveries assets being written down to the present value of future expected cash flows. Impairment provisions as a percentage of impaired loans in collections increased to 86.9 per cent at 31 December 2013 from 82.6 per cent at 31 December 2012.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CREDIT RISK – COMMERCIAL BANKING

Overview

–	Commercial Banking impairment charge decreased by 60 per cent to £1,167 million, driven by lower charges mainly in portfolios outside the Group’s risk appetite, reflecting continued proactive management and deleveraging. As well as, reflecting better quality origination, together with higher releases in 2013 compared to the same period in 2012.
–	The overall quality of the Commercial Banking portfolio remains good with the Group’s prudent through the cycle approach to risk appetite, and the continuing low interest rate environment helping to maintain defaults at a relatively low level. New business is of good quality and better than the back book average.
–	The impairment charge as a percentage of average loans and advances improved to 0.83 per cent from 1.85 per cent in 2012.

Table 1.16: Commercial Banking impairment charge
	2013	2012	Change
	£m	£m	%
Total impairment charge	1,167	2,946	60
Impairment charge as a % of average advances	0.83%	1.85%	(102)bp

Impaired loans and provisions

Commercial Banking impaired loans reduced substantially by 38.6 per cent to £14,714 million compared with 31 December 2012. As a percentage of closing loans and advances to customers, impaired loans reduced to 11.1 per cent from 16.6 per cent at 31 December 2012, despite a reducing portfolio. Impairment provisions as a percentage of impaired loans improved to 43.6 per cent from 41.7 per cent at 31 December 2012 driven by increased provisions made on a number of existing impaired connections and the disposal of impaired loans with lower coverage.

Table 1.17: Impairments on loans and advances
			Impaired
			loans			Impairment
	Loans and		as a % of			provisions
	advances to	Impaired	closing	Impairment		as a % of
	customers	loans	advances	provisions	[1]	impaired loans
	£m	£m	%	£m		%
At 31 December 2013
Total Commercial Banking	132,602	14,714	11.1	6,415		43.6
Reverse repos	120
Impairment provisions	(6,415)
Fair value adjustments	176
Total	126,483

[1]	Includes collective unimpaired provisions of £523 million.
72

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

			Impaired
			loans			Impairment
	Loans and		as a % of			provisions
	advances to	Impaired	closing	Impairment		as a % of
	customers	loans	advances	provisions	[1]	impaired loans
	£m	£m	%	£m		%
At 31 December 2012
Total Commercial Banking	144,770	23,965	16.6	9,984		41.7
Reverse repos	5,087
Impairment provisions	(9,984)
Fair value adjustments	(131)
Total	139,742

[1]	Includes collective unimpaired provisions of £894 million.

Lending which is within the Group’s risk appetite

At 31 December 2013 £112 billion of gross loans and advances to customers in the Commercial Banking portfolio are segmented across four different coverage segments as follows:

SME

SME serves business customers with turnover up to £25 million. Impaired loans decreased by £399 million to £2,271 million compared with £2,670 million at 31 December 2012. The impairment charge has reduced to £188 million in 2013 compared to £259 million in 2012 reflecting stable or improved portfolio credit quality across all key metrics.

The SME portfolio continues to grow within prudent and consistent credit risk appetite parameters with net lending increasing 6 per cent year-on-year. These results reflect the Group’s continuing commitment to support the UK economy and government schemes such as Funding for Lending and Enterprise Finance Guarantee.

SME’s control and monitoring activities have continued to play a fully effective role in identifying and supporting customers showing early signs of financial stress. As part of this, the Group’s dedicated SME Business Support function continues to work with customers through their difficulties.

Mid Markets

Mid Markets serves business customers with turnover of £25 million to £750 million. The business remains predominantly UK-focused and is closely linked to the performance of the domestic economy. Impaired loans decreased by £261 million to £1,591 million compared with £1,852 million at 31 December 2012. The impairment charge has reduced to £157 million in 2013 compared to £238 million in 2012. Overall credit quality has remained stable during 2013.

The real estate business within the Group’s Mid Markets portfolio is focused predominantly on unquoted private real estate portfolios. Credit quality continues to improve and the number of new non-performing customers continues to reduce. New business propositions are being written under robust policy parameters and in line with agreed risk appetite, with particular focus on cashflow. Tenant default is an area of potential focus particularly when the lending is supported by secondary or tertiary assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Global Corporates

Global Corporates is a coverage business operating across the UK, Europe and North America and is responsible for the overall management of relationships with major corporate clients. Impaired loans increased slightly by £37 million to £1,173 million compared with £1,136 million at 31 December 2012. The impairment charge has reduced to £75 million in 2013 compared to £195 million in 2012.

The portfolio related to trading companies continues to be predominantly investment grade focused; the overall portfolio asset quality remains good; and corporate balance sheets generally remain conservatively structured following a period of de-leveraging through the downturn.

The real estate business within the Group’s Global Corporate portfolio is focused on the larger end of the UK property market with a bias to the quoted public listed companies and funds sector. Portfolio credit quality remains strong being underpinned by seasoned management teams with proven asset management skills generating predictable cash flows from their income producing portfolios.

Financial Institutions

Commercial Banking maintains relationships with a number of major UK and International Finance Institutions, which are predominantly investment grade rated. These relationships are either client focused or held to support the Group’s funding, liquidity and general hedging requirements. The impairment charge in Financial Institutions remained low at £4 million.

Trading exposures continue to be predominantly short-term and/or collateralised with inter bank activity mainly undertaken with strong investment grade counterparties. While conditions in the Eurozone stabilized during 2013, the Group continues to adopt a conservative stance maintaining close portfolio scrutiny and oversight. Detailed contingency plans are in place and exposures to financial institutions domiciled in peripheral Eurozone countries are kept modest and managed within tight risk parameters. Overall, portfolio credit quality remains good and outlook is stable.

The majority of funding and risk management activity is transacted with investment grade counterparties including Sovereign central banks and much of it is on a collateralised basis, such as repos and swaps facing a Central Counterparty (CCP). Bilateral derivative transactions with Financial Institution counterparties are typically collateralised under a credit support annex in conjunction with the ISDA Master Agreement. The Group continues to consolidate its counterparty risk via CCP’s as part of an ongoing move to reduce bilateral counterparty risk by clearing standardised derivative contracts.

Lending which is outside of the Group’s risk appetite

The portfolio includes elements of the Corporate Real Estate and Specialist Finance portfolios which are classified as outside the Group’s risk appetite.

Corporate Real Estate and other Corporate

Loans and advances to customers include the Corporate Real Estate Business Support Unit (BSU) portfolio which is outside the Group’s risk appetite. Following successful asset reduction progress, this portfolio is now managed together with European assets and other Corporate assets previously disclosed as Other which are outside the Group’s risk appetite.

The impairment charge in this portfolio fell to £522 million compared to £1,453 million in 2012. The fall in the impairment charge reflects lower gross charges on a reduced portfolio, favourable market movements on impaired derivatives and the continuing proactive management enabling some write backs on previously impaired loans.

The portfolio has reduced significantly ahead of expectations primarily due to the momentum on various deleveraging strategies including consensual asset sales by customers, loan sales and asset disposals which totalled £7.4 billion (net book value) in the year. The Corporate Real Estate BSU element of the portfolio which is outside the Group’s risk appetite reduced from £15.7 billion to £8.9 billion during 2013 and there was considerable progress on the European exposure within this portfolio where loan balances fell from £3.7 billion to £0.7 billion.

Specialist Finance

Loans and advances to customers include the Acquisition Finance (leverage lending) portfolio which is outside the Group’s risk appetite, and the Asset Based Finance portfolios (which include Ship Finance, Aircraft Finance and Infrastructure which are outside the Group’s risk appetite). Total gross loans and advances reduced by £6.5 billion from £15.5 billion to £9.0 billion as at 31 December 2013 mainly due to disposals of £4.5 billion (net book value).

Ship Finance gross drawn lending (excluding leasing) totalled £1,074 million (net £965 million) as at 31 December 2013. This portfolio still suffers some stress due to volatile asset values and ongoing financial restructures. As a consequence, impairment charges are running at similar levels to those experienced in 2012, however continued strategic disposals through 2013 have materially de-risked the residual portfolio.

Secured loan to value analysis for UK Direct Real Estate lending

The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities, as opposed to trading activities (such as hotels, care homes and housebuilders). The Group manages its exposures to Direct Real Estate across a number of different coverage segments.

UK Direct Real Estate within the Group’s risk appetite

Approximately three quarters of loans and advances relate to commercial real estate with the remainder mostly residential real estate. A large element of the residential exposure is to professional landlords in the Group’s SME business where performance has been good. Approximately two thirds of the commercial real estate portfolio was originated under heritage Lloyds TSB credit risk criteria. The Group’s risk appetite requires it to look first at the underlying cash flows as part of credit assessment, alongside key requirements for good quality counterparties and a well spread tenant profile.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

UK Direct Real Estate outside the Group’s risk appetite

The Group considers this portfolio to be appropriately provided for after taking into account the value of the collateral held. In the case of impaired UK Direct Real Estate exposures (over £5 million) there is a net property collateral shortfall of approximately £0.1 billion. This figure excludes benefits of credit mitigants such as cross collateralisation and cross guarantees. The Group makes use of a variety of methodologies to assess the value of property collateral, where external valuations are not available. These include use of market indexes, models and subject matter expert judgement. Loan to value ratios (indexed or actual if within last 12 months) for the Group’s largest transactions (over £5 million) are detailed in the table below.

Table 1.18: LTV – UK direct real estate
	Loans and advances within the Group’s risk appetite (gross)		Loans and advances outisde the Group’s risk appetite (gross)
	£m	%	£m	%
At 31 December 2013
Exposures > £5 million:
Less than 60%	4,444	42	437	7
61% to 70%	2,182	21	268	4
71% to 80%	1,159	11	145	2
81% to 100%	407	4	1,896	29
101% to 125%	385	4	766	12
More than 125%	571	5	2,961	46
Unsecured	1,342	13	23	–
	10,490	100	6,496	100
Exposures < £5 million	9,280		1,143
Total	19,770		7,639
At 31 December 2012[1]
Exposures > £5 million:
Less than 60%	3,722	35	703	7
61% to 70%	1,785	17	292	3
71% to 80%	2,028	19	886	9
81% to 100%	1,282	12	2,188	21
101% to 125%	393	4	1,398	14
More than 125%	563	5	4,405	43
Unsecured	849	8	332	3
	10,622	100	10,204	100
Exposures < £5 million	8,976		1,727
Total	19,598		11,931

[1]	Restated to reflect a change in methodology from registered address of borrower to location of underlying collateral.

Acquisition (Leverage) Finance lending

Gross drawn lending in the Acquisition Finance portfolio within the Group’s risk appetite totalled £2,128 million (net £2,111 million) as at 31 December 2013. The portfolio comprises leveraged financing facilities made available, predominantly, to UK borrowers owned by private equity sponsors. The majority of transactions have been structured in the past three years and all are in line with the Group’s risk appetite. Refinancing risk is not considered a material issue for the portfolio due to the relatively young vintage of the book and conservative risk parameters.

Gross drawn lending in the Acquisition Finance portfolio outisde the Group’s risk appetite totalled £836 million (net £667 million) as at 31 December 2013. Impairment charges in the Acquisition Finance portfolio which is outside the Group’s risk appetie continue to decline significantly, reflecting further material reductions in the size of the portfolio and stabilising market conditions. Disposals of £1,566 million (net book value) were achieved during 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CREDIT RISK – WEALTH, ASSET FINANCE AND INTERNATIONAL

Overview

–	The Wealth, Asset Finance and International impairment charge was £730 million in 2013, 51 per cent lower than 2012. The improvement was primarily driven by the Irish portfolio.
–	In the Irish wholesale portfolios, 88.3 per cent (31 December 2012: 85.2 per cent) is now impaired with an impairment provisions as a percentage of impaired loans of 73.1 per cent (31 December 2012: 68.0 per cent), primarily reflecting continued deterioration in the Irish commercial property market. Net exposure in Ireland wholesale has fallen to £3.4 billion (31 December 2012: £5.4 billion).
–	In the Irish retail mortgage portfolio, impairment provisions as a percentage of impaired loans decreased to 63.4 per cent (31 December 2012: 71.2 per cent), driven by the sale of a portfolio of non performing mortgages.

Table 1.19: Impairment charge
	2013 £m	2012 £m	Change 2012%
Wealth	18	23	22
International:
Ireland retail	(26)	108
Ireland commercial real estate	219	739	70
Ireland corporate	415	398	(4)
Spain retail	17	51	67
Netherlands retail	17	23	26
Asia retail	(1)	35
Latin America and Middle East	–	(33)
	641	1,321	51
Asset Finance:
United Kingdom	57	121	53
Australia	14	15	7
	71	136	48
Total impairment charge	730	1,480	51
76

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Impaired loans and provisions

Total impaired loans decreased by £3,650 million to £10,358 million compared with £14,008 million at 31 December 2012 and, as a percentage of closing loans and advances to customers, increased to 32.9 per cent from 32.6 per cent at 31 December 2012. This is primarily driven by reductions in Ireland wholesale.

Impairment provisions as a percentage of impaired loans increased to 69.9 per cent from 67.5 per cent at 31 December 2012. This increase was driven by the International portfolios.

Table 1.20: Impairments on loans and advances
	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions £m	[1]	Impairment provisions as a % of impaired loans %
At 31 December 2013
Wealth	3,218	349	10.8	70		20.1
International:
Ireland retail	5,944	1,002	16.9	638		63.7
Ireland commercial real estate	5,512	5,087	92.3	3,775		74.2
Ireland corporate	3,918	3,235	82.6	2,305		71.3
Spain retail	–	–		–
Netherlands retail	5,478	86	1.6	45		52.3
Asia retail	1,645	109	6.6	39		35.8
Latin America and Middle East	23	17	73.9	24
	22,520	9,536	42.3	6,826		71.6
Asset Finance:
United Kingdom	5,712	473	8.3	346		73.2
Australia	–	–		–
	5,712	473	8.3	346		73.2
Total gross lending	31,450	10,358	32.9	7,242		69.9
Impairment provisions	(7,242)
Fair value adjustments	(19)
Total	24,189

[1]	Impairment provisions include collective unimpaired provisions.
77

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions £m	[1]	Impairment provisions as a % of impaired loans %
At 31 December 2012
Wealth	4,325	284	6.6	73		25.7
International:
Ireland retail	6,656	1,534	23.0	1,111		72.4
Ireland commercial real estate	7,408	6,720	90.7	4,695		69.9
Ireland corporate	5,467	4,247	77.7	2,768		65.2
Spain retail	1,458	104	7.1	94		90.4
Netherlands retail	5,689	79	1.4	41		51.9
Asia retail	1,978	80	4.0	46		57.5
Latin America and Middle East	46	36	78.3	31		86.1
	28,702	12,800	44.6	8,786		68.6
Asset Finance:
United Kingdom	5,848	885	15.1	541		61.1
Australia	4,052	39	1.0	53
	9,900	924	9.3	594		64.3
Total gross lending	42,927	14,008	32.6	9,453		67.5
Impairment provisions	(9,453)
Fair value adjustments	(28)
Total	33,446

[1]	Impairment provisions include collective unimpaired provisions.
78

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTERNATIONAL

Ireland

The Group continues to reduce its exposure to Ireland with gross loans and advances reducing by £4,157 million during 2013 mainly due to disposals, write-offs and net repayments.

Total impaired loans decreased by £3,177 million, or 25 per cent to £9,324 million compared with £12,501 million at 31 December 2012. The reduction was driven primarily by commercial real estate and corporate loans. Impaired loans as a percentage of closing loans and advances decreased to 60.6 per cent compared to 64.0 per cent at December 2012. Continuing weakness in the Irish real estate markets resulted in a further increase in Ireland wholesale coverage in 2013 to 73.1 per cent.

Impairment charges decreased by £637 million to £608 million compared to 2012. The impairment charge as an annualised percentage of average loans and advances to customers improved to 3.28 per cent from 5.53 per cent in 2012.

Ireland retail loans and advances to customers decreased to £5,944 million in 2013 from £6,656 million at 31 December 2012. Impaired loans as a percentage of loans and advances decreased to 16.9 per cent from 23.0 per cent at 31 December 2012. In the Irish retail mortgage portfolio impairment provisions as a percentage of impaired loans decreased to 63.4 per cent (from 71.2 per cent at 31 December 2012). These decreases have all been driven by the sale of a portfolio of non performing mortgages.

The most significant contribution to impaired loans in Ireland is the Commercial Real Estate portfolio. 92.3 per cent of the portfolio is now impaired compared to 90.7 per cent at 31 December 2012. The impairment provisions as a percentage of impaired loans increased in the year to 74.2 per cent from 69.9 per cent 31 December 2012 reflecting the continued deterioration in commercial real estate prices in Ireland.

Secured loan to value analysis – Ireland Retail Mortgages

The average loan to value (LTV) on the Irish mortgage portfolio decreased to 102.3 per cent at 31 December 2013 compared with 113.8 per cent at 31 December 2012. The percentage of loans and advances with an indexed LTV in excess of 100 per cent decreased to 53.8 per cent at 31 December 2013, compared with 63.1 per cent at 31 December 2012. The table below shows the LTV distribution of the retail mortgage portfolio.

Table 1.21: Actual and average LTVs across the Ireland Retail mortgage portfolio
	At 31 December 2013 Total %	At 31 December 2012 Total %
Less than 60%	15.3	11.7
60% to 70%	6.0	5.0
70% to 80%	7.5	5.9
80% to 90%	8.1	6.8
90% to 100%	9.3	7.5
Greater than 100%	53.8	63.1
Total	100.0	100.0
Average loan to value:
Stock of residential mortgages	102.3	113.8
Impaired mortgages	104.7	123.5
79

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Commercial Real Estate lending in Ireland: secured loan to value analysis

Loan to value ratios (indexed or actual if within last 18 months) for the Group’s largest transactions (over €5 million) are detailed in the table below. The Group considers this portfolio to be appropriately provided for after taking into account the provisions held for each transaction and the value of the collateral held. In the case of impaired Ireland commercial real estate exposures (over €5 million) there is a net property collateral shortfall of approximately £0.2 billion. This figure excludes benefits of credit mitigants such as cross collateralisation and cross guarantees. The Group makes use of a variety of methodologies to assess the value of property collateral where external valuations are not available. These include use of market indexes, models and subject matter expert judgement.

Table 1.22: LTV – Ireland Wholesale Commercial Real Estate
	At 31 December 2013		At 31 December 2012
	£m	%	£m	%

Gross exposures > €5 million:
Less than 60%	84	2	119	2
61% to 70%	11	–	20	–
71% to 80%	15	–	27	–
81% to 100%	88	2	165	3
101% to 125%	81	2	182	3
More than 125%	3,555	83	4,927	81
Unsecured	440	11	674	11
	4,274	100	6,114	100
Gross exposures < €5 million	1,238		1,294
Total	5,512		7,408

Other international

Total impaired loans decreased to £212 million at 31 December 2013 compared to £299 million at 31 December 2012, driven by the sale of the Spain retail portfolio. In the Netherlands impairment provisions as a percentage of impaired loans increased to 52.3 per cent from 51.9 per cent at 31 December 2012.

Asset Finance

United Kingdom: the impairment charge reduced by 53 per cent to £57 million (of which £43 million related to assets which are outside of the Group’s risk appetite) compared with £121 million in 2012, driven by continued strong credit management and further improved credit quality. The retail portfolio saw fewer customers failing to meet their payment arrangements resulting in a lower proportion of people falling into arrears. The retail impairments also benefited from debt sale activity during the course of the year. The number of defaults in all areas of the commercial and corporate lending book was low relative to the last three years, reflecting effective previous and ongoing credit risk management actions.

Australia: the portfolio was fully disposed of in the second half of 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXPOSURES TO EUROZONE COUNTRIES

The following section summarises the Group’s direct exposure to Eurozone countries at 31 December 2013. The exposures comprise on-balance sheet exposures based on their balance sheet carrying values and off-balance sheet exposures, and are based on the country of domicile of the counterparty unless otherwise indicated.

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

The Group Financial Stability Forum (GFSF) monitors developments within the Eurozone, carries out stress testing through detailed scenario analysis and completes appropriate due diligence on the Group’s exposures.

The GFSF has carried out a number of scenario analyses and rehearsals to test the Group’s resilience in the event of further instability in certain Eurozone countries. The Group has developed and refined pre-determined action plans that would be executed in such scenarios. The plans set out governance requirements and responsibilities for the key actions which would be carried out and cover risk areas such as payments, liquidity and capital, communications, suppliers and systems, legal, credit, delivery channels and products, employees and the impact on customers.

The Group has included certain amounts on a net basis to better reflect the overall risk to which the Group is exposed. The gross IFRS reported values for the exposures to Eurozone countries are detailed in the following tables. Derivative balances are included within exposures to financial institutions or corporates, as appropriate, at fair value adjusted for master netting agreements at obligor level and net of cash collateral in line with legal agreements. Exposures in respect of reverse repurchase agreements are included on a gross IFRS basis and are disclosed based on the counterparty rather than the collateral (repos and stock lending are excluded); reverse repurchase exposures are not, therefore, reduced as a result of collateral held. Reverse repurchase exposures to institutional funds secured by UK gilts are excluded from all Eurozone exposures as detailed in the footnotes. Exposures to central clearing counterparties are shown net.

For multi-country asset backed securities exposures, the Group has reported exposures based on the largest country exposure. The country of exposure for asset backed securities is based on the location of the underlying assets which are predominantly residential mortgages not in the domicile of the issuer.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Exposures to selected Eurozone countries

The Group continues to have minimal exposure, in aggregate, which could be considered to be direct recourse to the sovereign risk of the selected countries.

Table 1.23: Selected Eurozone exposures
	Sovereign debt
	Direct	Cash at	Financial institutions			Asset
	sovereign exposures £m	central banks £m	Banks £m	Other £m	[1]	backed securities £m	Corporate £m	Personal £m	Insurance assets £m	Total £m
At 31 December 2013
Ireland	–	–	30	392		177	3,851	5,308	116	9,874
Spain	6	5	554	116		23	1,857	41	24	2,626
Portugal	–	–	153	–		193	195	9	–	550
Italy	–	–	74	1		–	106	–	10	191
Greece	–	–	–	–		–	111	–	–	111
	6	5	811	509		393	6,120	5,358	150	13,352
At 31 December 2012
Ireland	–	–	115	88		305	5,972	5,559	111	12,150
Spain	5	14	1,170	7		132	2,110	1,472	25	4,935
Portugal	–	–	118	–		224	187	10	–	539
Italy	5	–	44	–		10	150	–	37	246
Greece	–	–	–	–		–	277	–	–	277
	10	14	1,447	95		671	8,696	7,041	173	18,147

[1]	Excludes reverse repurchase exposure to institutional funds domiciled in Ireland secured by UK gilts of £4,590 million (2012: £556 million) on a gross basis.

In addition to the exposures detailed above, the Group has the following exposures to sovereigns, financial institutions, asset backed securities, corporates and personal customers in the following Eurozone countries:

Table 1.24: Other Eurozone Exposures
	Sovereign debt
	Direct	Cash at	Financial institutions			Asset
	sovereign exposures £m	central banks £m	Banks £m	Other £m	[1]	backed securities £m	Corporate £m	Personal £m	Insurance assets £m	Total £m
At 31 December 2013
Netherlands	–	8,683	741	188		216	2,025	5,434	798	18,085
France	–	–	1,425	17		42	3,199	115	1,017	5,815
Germany	174	1,831	1,107	495		442	1,613	–	721	6,383
Luxembourg	–	–	1	1,337		–	1,595	–	46	2,979
Belgium	–	–	700	1		–	582	–	53	1,336
All other Eurozone countries	127	–	5	–		–	306	–	172	610
	301	10,514	3,979	2,038		700	9,320	5,549	2,807	35,208
At 31 December 2012
Netherlands	1	33,232	478	2		268	2,207	5,649	977	42,814
France	6	–	853	–		77	3,226	312	1,457	5,931
Germany	284	1,809	389	414		400	2,117	–	977	6,390
Luxembourg	–	2	–	752		–	1,841	–	71	2,666
Belgium	–	–	309	25		–	568	–	64	966
All other Eurozone countries	–	–	56	–		–	438	–	214	708
	291	35,043	2,085	1,193		745	10,397	5,961	3,760	59,475

[1]	Excludes reverse repurchase exposure to institutional funds domiciled in Luxembourg secured by UK Gilts of £1,559 million (2012: £82 million) on a gross basis.

Total balances with other Eurozone countries have decreased from £59,475 million to £35,208 million. This is primarily due to a decrease in Dutch central bank balances. Derivatives with sovereigns and sovereign referenced credit default swaps are insignificant.

ENVIRONMENTAL RISK MANAGEMENT

The Group ensures appropriate management of the environmental impact of its lending activities. The Group wide Credit Risk principles require all credit risk to be incurred with due regard to environmental legislation and the Group’s Code of Business Responsibility.

Within Commercial Banking, an electronic environmental risk screening system has been the primary mechanism for assessing environmental risk in lending transactions. This system provides screening of location specific and sector based risks that may be present in a transaction. Identified

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

risk sees the transaction referred to the Group’s expert in-house Environmental Risk team for further review and assessment, as outlined below. Where required, the Group’s panel of environmental consultants provide additional expert support.

The Group provides colleague training in environmental risk management as part of the standard suite of credit risk courses. Supporting this training, a range of online resource is available to colleagues and includes environmental risk theory, procedural guidance, and information on environmental legislation and sector-specific environmental impacts.

The Group has been a signatory to the Equator Principles since 2006 and has adopted and applied the expanded scope of Equator Principles III. The Equator Principles support the Group’s approach to assessing and managing environmental and social issues in Project Finance Project-Related Corporate loans and Bridge loans. Further information is contained within the Group’s Responsible Business Report.

Table 1.25: Environmental risk management approach

UK renewable energy policy

Over the past two years, the UK government has undertaken an Electricity Market Reform review, in line with its aim to introduce a more stable investment regime – Contract for Difference (CFD). Primary legislation for this was passed in December 2013, with secondary legislation likely to be passed by July 2014. From then on, the current Renewables Obligation will run alongside CFD through to 2017. At present, it appears that given the limited availability of commercially acceptable or bankable Power Purchase Agreements under the Renewable Obligation regime, independent generators are restricting their investment in the UK.

These market reforms are intended to encourage investment of around £200 billion by 2020 in projects designed to provide clean, secure, affordable energy. Clearly, UK and EU policy have impacts on the Group’s customers. It influences the decisions they take about whether or not to invest in sustainable projects or initiatives. However, the Group’s focus is on promoting the commercial benefits of sustainability to its customers. The Group is working with them and the UK government to help meet Britain’s renewable energy objectives.

Renewable Energy Project Finance

As an active participant in the Project Finance Market, the Group is already playing a key role in finding solutions to current and future ‘green’ funding requirements. For example, at the end of 2013, the Group was involved in renewable energy projects across Britain, with a combined capacity of more than 3580MW.

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

Analysis of loans and advances to banks and customers

The following table analyses loans and advances to banks and customers by category of loan at 31 December for each of the five years listed.

	2013 £m	2012 £m	[1]	2011 £m	2010 £m	2009 £m
Loans and advances to banks	25,365	32,760		32,620	30,292	35,510
Loans and advances to customers:
Mortgages	335,611	337,879		348,210	356,261	362,667
Other personal lending	23,230	28,334		30,014	36,967	42,958
Agriculture, forestry and fishing	6,051	5,531		5,198	5,558	5,130
Energy and water supply	4,414	3,321		4,013	3,576	3,031
Manufacturing	7,650	8,530		10,061	11,495	14,912
Construction	7,024	7,526		9,722	7,904	10,830
Transport, distribution and hotels	22,294	26,568		32,882	34,176	31,820
Postal and telecommunications	2,364	1,397		1,896	1,908	1,662
Financial, business and other services	44,807	49,190		64,046	59,363	66,923
Property companies	44,277	52,388		64,752	78,263	83,820
Lease financing	4,435	6,477		7,800	8,291	9,307
Hire purchase	5,090	5,334		5,776	7,208	8,710
Total loans	532,612	565,235		616,990	641,262	677,280
Allowance for impairment losses	(11,966)	(15,253)		(18,746)	(18,393)	(14,950)
Total loans and advances net of allowance for impairment losses	520,646	549,982		598,244	622,869	662,330

1 Restated - see note 1 on page F-11.

Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013. The analysis of loans and advances at 31 December 2012, 2011, 2010 and 2009 between domestic and international offices is as follows:

	2012 £m	[1]	2011 £m	2010 £m	2009 £m
Domestic
Loans and advances to banks	32,073		31,852	28,544	29,475
Loans and advances to customers:
Mortgages	322,687		331,715	334,531	344,151
Other personal lending	26,119		28,244	34,610	40,790
Agriculture, forestry and fishing	5,482		5,010	5,429	4,829
Energy and water supply	1,773		1,689	1,583	1,141
Manufacturing	7,246		8,055	9,599	11,480
Construction	6,481		7,885	6,814	6,554
Transport, distribution and hotels	22,205		27,232	26,156	22,713
Postal and telecommunications	1,239		1,491	1,391	973
Financial, business and other services	44,616		56,721	49,931	58,132
Property companies	43,683		49,561	59,163	64,069
Lease financing	5,306		6,792	7,351	8,426
Hire purchase	4,970		5,237	6,319	7,671
Total loans	523,880		561,484	571,421	600,404
Allowance for impairment losses	(7,076)		(8,025)	(9,786)	(10,785)
Total loans and advances net of allowance for impairment losses	516,804		553,459	561,635	589,619

1 Restated - see note 1 on page F-11.

operating and financial reView and prospects

	2012 £m	2011 £m	2010 £m	2009 £m
Foreign
Loans and advances to banks	687	768	1,748	6,035
Loans and advances to customers:
Mortgages	15,192	16,495	21,730	18,516
Other personal lending	2,215	1,770	2,357	2,168
Agriculture, forestry and fishing	49	188	129	301
Energy and water supply	1,548	2,324	1,993	1,890
Manufacturing	1,284	2,006	1,896	3,432
Construction	1,045	1,837	1,090	4,276
Transport, distribution and hotels	4,363	5,650	8,020	9,107
Postal and telecommunications	158	405	517	689
Financial, business and other services	4,574	7,325	9,432	8,791
Property companies	8,705	15,191	19,100	19,751
Lease financing	1,171	1,008	940	881
Hire purchase	364	539	889	1,039
Total loans	41,355	55,506	69,841	76,876
Allowance for impairment losses	(8,177)	(10,721)	(8,607)	(4,165)
Total loans and advances net of allowance for impairment losses	33,178	44,785	61,234	72,711

	2012 £m	[1]	2011 £m	2010 £m	2009 £m
Total
Loans and advances to banks	32,760		32,620	30,292	35,510
Loans and advances to customers:
Mortgages	337,879		348,210	356,261	362,667
Other personal lending	28,334		30,014	36,967	42,958
Agriculture, forestry and fishing	5,531		5,198	5,558	5,130
Energy and water supply	3,321		4,013	3,576	3,031
Manufacturing	8,530		10,061	11,495	14,912
Construction	7,526		9,722	7,904	10,830
Transport, distribution and hotels	26,568		32,882	34,176	31,820
Postal and telecommunications	1,397		1,896	1,908	1,662
Financial, business and other services	49,190		64,046	59,363	66,923
Property companies	52,388		64,752	78,263	83,820
Lease financing	6,477		7,800	8,291	9,307
Hire purchase	5,334		5,776	7,208	8,710
Total loans	565,235		616,990	641,262	677,280
Allowance for impairment losses	(15,253)		(18,746)	(18,393)	(14,950)
Total loans and advances net of allowance for impairment losses	549,982		598,244	622,869	662,330

1 Restated - see note 1 on page F-11.

operating and financial reView and prospects

Summary of loan loss experience

The following table analyses the movements in the allowance for impairment losses on loans and advances to banks and customers for each of the five years listed.

	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Balance at beginning of year	15,253	18,746	18,393	14,950	3,594
Exchange and other adjustments	291	(380)	(369)	(7)	112
Disposal of businesses	(176)	–	–	–	–
Advances written off:
Loans and advances to customers:
Mortgages	(601)	(133)	(86)	(145)	(77)
Other personal lending	(1,437)	(2,267)	(2,617)	(3,344)	(3,063)
Agriculture, forestry and fishing	(11)	(45)	(11)	(47)	(5)
Energy and water supply	(102)	(77)	(48)	(36)	(28)
Manufacturing	(130)	(226)	(137)	(385)	(148)
Construction	(84)	(654)	(92)	(365)	(336)
Transport, distribution and hotels	(798)	(458)	(329)	(742)	(80)
Postal and telecommunications	(14)	(7)	(1)	–	(9)
Financial, business and other services	(1,030)	(1,071)	(1,120)	(881)	(308)
Property companies	(1,891)	(3,554)	(2,630)	(846)	(51)
Lease financing	(10)	(75)	(224)	(15)	(26)
Hire purchase	(121)	(130)	(192)	(160)	(69)
Loans and advances to banks	(3)	(10)	(6)	(111)	–
Total advances written off	(6,232)	(8,707)	(7,493)	(7,077)	(4,200)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	28	53	26	12	1
Other personal lending	408	757	326	176	107
Energy and water supply	–	–	–	4	–
Manufacturing	–	–	–	2	–
Construction	–	–	–	1	–
Transport, distribution and hotels	–	1	1	4	–
Financial, business and other services	–	–	–	1	2
Property companies	–	4	–	16	–
Lease financing	–	2	–	–	–
Hire purchase	20	26	68	–	–
Total recoveries of advances written off	456	843	421	216	110
Total net advances written off	(5,776)	(7,864)	(7,072)	(6,861)	(4,090)
86

operating and financial reView and prospects

	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Effect of unwinding of discount recognised through interest income	(351)	(374)	(226)	(403)	(446)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	224	278	444	196	343
Other personal lending	920	881	1,669	3,431	4,314
Agriculture, forestry and fishing	–	54	27	20	29
Energy and water supply	95	71	105	17	105
Manufacturing	31	236	206	203	747
Construction	66	326	350	463	842
Transport, distribution and hotels	421	649	884	800	1,553
Postal and telecommunications	(3)	8	15	32	24
Financial, business and other services	552	824	1,464	1,293	1,913
Property companies	457	1,725	2,776	4,114	5,418
Lease financing	(26)	26	60	57	261
Hire purchase	(12)	47	20	101	234
Loans and advances to banks	–	–	–	(13)	(3)
Total allowances for impairment losses charged against income for the year	2,725	5,125	8,020	10,714	15,780
Total balance at end of year	11,966	15,253	18,746	18,393	14,950
Ratio of net write-offs during the year to average loans outstanding during the year	1.1%	1.4%	1.2%	1.1%	0.6%

The Group’s impairment allowances in respect of loans and advances to banks and customers decreased by £3,287 million, or 22 per cent, from £15,253 million at 31 December 2012 to £11,966 million at 31 December 2013. This decrease resulted from a charge to the income statement of £2,725 million being more than offset by net advances written off of £5,776 million (advances written off of £6,232 million less recoveries of £456 million). The reduction in the charge to the income statement of £2,400 million, or 47 per cent, from £5,125 million in 2012 to £2,725 million in 2013 particularly reflects lower charges in Commercial Banking and in respect of the Group’s Irish portfolio. The charge in Retail also fell, following a reduction in impaired lending in the secured portfolio. By category of lending, the most significant elements of the charge to the income statement were £457 million in respect of property companies and £920 million in respect of other personal lending. Of the net advances written off of £5,776 million, £1,029 million related to other personal lending, £1,030 million related to financial, business and other services and £1,891 million to property companies. The reducing level of write-offs compared to recent years reflects the fall in levels of impaired lending, particularly in Commercial Banking and in the Irish portfolio, as a result of improving credit quality and the impact of asset sales.

operating and financial reView and prospects

Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013. The analysis of movements in the allowance for impairment losses on loans and advances to banks and customers for the years ended 31 December 2012, 2011, 2010 and 2009 between domestic and international offices is as follows:

Domestic	2012 £m	2011 £m	2010 £m	2009 £m
Balance at beginning of year	8,025	9,786	10,785	3,575
Exchange and other adjustments	(24)	68	42	171
Advances written off:
Loans and advances to customers:
Mortgages	(96)	(56)	(130)	(77)
Other personal lending	(2,258)	(2,605)	(3,322)	(3,062)
Agriculture, forestry and fishing	(11)	(8)	(8)	(5)
Energy and water supply	(68)	(48)	(16)	(28)
Manufacturing	(75)	(105)	(196)	(147)
Construction	(477)	(38)	(192)	(336)
Transport, distribution and hotels	(140)	(247)	(234)	(80)
Postal and telecommunications	(1)	(1)	–	(9)
Financial, business and other services	(919)	(894)	(827)	(308)
Property companies	(528)	(1,594)	(740)	(51)
Lease financing	(74)	(120)	(15)	(25)
Hire purchase	(129)	(57)	(160)	(69)
Loans and advances to banks	(10)	(6)	(111)	–
Total advances written off	(4,786)	(5,779)	(5,951)	(4,197)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	53	26	12	1
Other personal lending	751	326	176	107
Agriculture, forestry and fishing	–	–	–	–
Energy and water supply	–	–	–	–
Manufacturing	–	–	–	–
Construction	–	–	–	–
Transport, distribution and hotels	1	1	–	–
Postal and telecommunications	–	–	–	–
Financial, business and other services	–	–	–	1
Property companies	–	–	12	–
Lease financing	2	–	–	–
Hire purchase	26	68	–	–
Total recoveries of advances written off	833	421	200	109
Total net advances written off	(3,953)	(5,358)	(5,751)	(4,088)
88

operating and financial reView and prospects

Domestic	2012 £m	2011 £m	2010 £m	2009 £m
Effect of unwinding of discount recognised through interest income	(405)	(406)	(474)	(446)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	32	24	(27)	275
Other personal lending	1,121	1,670	2,690	3,714
Agriculture, forestry and fishing	15	19	5	2
Energy and water supply	77	130	30	24
Manufacturing	81	110	78	544
Construction	221	168	318	593
Transport, distribution and hotels	289	298	217	717
Postal and telecommunications	–	(8)	31	19
Financial, business and other services	734	1,188	696	1,670
Property companies	776	287	1,059	3,685
Lease financing	37	48	26	198
Hire purchase	50	1	74	135
Loans and advances to banks	–	–	(13)	(3)
Total allowances for impairment losses charged against income for the year	3,433	3,935	5,184	11,573
Total balance at end of year – Domestic	7,076	8,025	9,786	10,785
89

operating and financial reView and prospects

Foreign	2012 £m	2011 £m	2010 £m	2009 £m
Balance at beginning of year	10,721	8,607	4,165	19
Exchange and other adjustments	(356)	(437)	(49)	(59)
Advances written off:
Loans and advances to customers:
Mortgages	(37)	(30)	(15)	–
Other personal lending	(9)	(12)	(22)	(1)
Agriculture, forestry and fishing	(34)	(3)	(39)	–
Energy and water supply	(9)	–	(20)	–
Manufacturing	(151)	(32)	(189)	(1)
Construction	(177)	(54)	(173)	–
Transport, distribution and hotels	(318)	(82)	(508)	–
Postal and telecommunications	(6)	–	–	–
Financial, business and other services	(152)	(226)	(54)	–
Property companies	(3,026)	(1,036)	(106)	–
Lease financing	(1)	(104)	–	(1)
Hire purchase	(1)	(135)	–	–
Loans and advances to banks	–	–	–	–
Total advances written off	(3,921)	(1,714)	(1,126)	(3)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	–	–	–	–
Other personal lending	6	–	–	–
Agriculture, forestry and fishing	–	–	–	–
Energy and water supply	–	–	4	–
Manufacturing	–	–	2	–
Construction	–	–	1	–
Transport, distribution and hotels	–	–	4	–
Postal and telecommunications	–	–	–	–
Financial, business and other services	–	–	1	1
Property companies	4	–	4	–
Hire purchase	–	–	–	–
Total recoveries of advances written off	10	–	16	1
Total net advances written off	(3,911)	(1,714)	(1,110)	(2)
90

operating and financial reView and prospects

Foreign	2012 £m	2011 £m	2010 £m	2009 £m
Effect of unwinding of discount recognised through interest income	31	180	71	–
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	246	420	223	68
Other personal lending	(240)	(1)	741	600
Agriculture, forestry and fishing	39	8	15	27
Energy and water supply	(6)	(25)	(13)	81
Manufacturing	155	96	125	203
Construction	105	182	145	249
Transport, distribution and hotels	360	586	583	836
Postal and telecommunications	8	23	1	5
Financial, business and other services	90	276	597	243
Property companies	949	2,489	3,055	1,733
Lease financing	(11)	12	31	63
Hire purchase	(3)	19	27	99
Loans and advances to banks	–	–	–	–
Total allowances for impairment losses charged against income for the year	1,692	4,085	5,530	4,207
Total balance at end of year – Foreign	8,177	10,721	8,607	4,165
91

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Total	2012 £m	2011 £m	2010 £m	2009 £m
Balance at beginning of year	18,746	18,393	14,950	3,594
Exchange and other adjustments	(380)	(369)	(7)	112
Advances written off:
Loans and advances to customers:
Mortgages	(133)	(86)	(145)	(77)
Other personal lending	(2,267)	(2,617)	(3,344)	(3,063)
Agriculture, forestry and fishing	(45)	(11)	(47)	(5)
Energy and water supply	(77)	(48)	(36)	(28)
Manufacturing	(226)	(137)	(385)	(148)
Construction	(654)	(92)	(365)	(336)
Transport, distribution and hotels	(458)	(329)	(742)	(80)
Postal and telecommunications	(7)	(1)	–	(9)
Financial, business and other services	(1,071)	(1,120)	(881)	(308)
Property companies	(3,554)	(2,630)	(846)	(51)
Lease financing	(75)	(224)	(15)	(26)
Hire purchase	(130)	(192)	(160)	(69)
Loans and advances to banks	(10)	(6)	(111)	–
Total advances written off	(8,707)	(7,493)	(7,077)	(4,200)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	53	26	12	1
Other personal lending	757	326	176	107
Energy and water supply	–	–	4	–
Manufacturing	–	–	2	–
Construction	–	–	1	–
Transport, distribution and hotels	1	1	4	–
Financial, business and other services	–	–	1	2
Property companies	4	–	16	–
Lease financing	2	–	–	–
Hire purchase	26	68	–	–
Total recoveries of advances written off	843	421	216	110
Total net advances written off	(7,864)	(7,072)	(6,861)	(4,090)
92

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Total	2012 £m	2011 £m	2010 £m	2009 £m
Effect of unwinding of discount recognised through interest income	(374)	(226)	(403)	(446)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	278	444	196	343
Other personal lending	881	1,669	3,431	4,314
Agriculture, forestry and fishing	54	27	20	29
Energy and water supply	71	105	17	105
Manufacturing	236	206	203	747
Construction	326	350	463	842
Transport, distribution and hotels	649	884	800	1,553
Postal and telecommunications	8	15	32	24
Financial, business and other services	824	1,464	1,293	1,913
Property companies	1,725	2,776	4,114	5,418
Lease financing	26	60	57	261
Hire purchase	47	20	101	234
Loans and advances to banks	–	–	(13)	(3)
Total allowances for impairment losses charged against income for the year	5,125	8,020	10,714	15,780
Total balance at end of year – Total	15,253	18,746	18,393	14,950

The following table analyses the coverage of the allowance for loan losses by category of loans.

	2013 Allowance £m	2013 Percentage of loans in each category to total loans %	2012 Allowance £m	2012 Percentage of loans in each category to total loans %	2011 Allowance £m	2011 Percentage of loans in each category to total loans %	2010 Allowance £m	2010 Percentage of loans in each category to total loans %	2009 Allowance £m	2009 Percentage of loans in each category to total loans %
Balance at year end applicable to:
Loans and advances to banks	–	4.8	3	5.8	14	5.3	20	4.7	149	5.2
Loans and advances to customers:
Mortgages	657	63.1	1,113	59.9	948	56.4	526	55.5	464	53.6
Other personal lending	919	4.4	1,147	5.0	1,895	4.9	3,541	5.8	3,419	6.3
Agriculture, forestry and fishing	38	1.1	67	1.0	51	0.8	16	0.9	33	0.8
Energy and water supply	149	0.8	191	0.6	165	0.7	108	0.6	120	0.4
Manufacturing	296	1.4	337	1.5	475	1.6	540	1.8	709	2.2
Construction	395	1.3	504	1.3	898	1.6	588	1.2	527	1.6
Transport, distribution and hotels	1,954	4.2	2,162	4.7	2,117	5.3	1,400	5.3	1,391	4.7
Postal and telecommunications	11	0.4	40	0.2	62	0.3	50	0.3	15	0.2
Financial, business and other services	2,293	8.4	2,764	8.7	3,075	10.4	2,451	9.3	2,108	9.9
Property companies	5,145	8.3	6,664	9.3	8,710	10.5	8,546	12.2	5,394	12.4
Lease financing	6	0.8	33	1.1	92	1.3	287	1.3	244	1.4
Hire purchase	103	0.1	228	0.9	244	0.9	320	1.1	377	1.3
Total balance at year end	11,966	100.0	15,253	100.0	18,746	100.0	18,393	100.0	14,950	100.0
93

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013. The analysis of the coverage of the allowance for loan losses at 31 December 2012, 2011, 2010 and 2009 between domestic and international offices is as follows:

	Domestic		Foreign		Total
2012	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %
Balance at year end applicable to:
Loans and advances to banks	3	6.1	–	1.7	3	5.8
Loans and advances to customers:
Mortgages	106	61.9	1,007	36.8	1,113	59.9
Other personal lending	1,064	5.0	83	5.4	1,147	5.0
Agriculture, forestry and fishing	57	1.0	10	0.1	67	1.0
Energy and water supply	177	0.3	14	3.7	191	0.6
Manufacturing	194	1.4	143	3.1	337	1.5
Construction	215	1.2	289	2.5	504	1.3
Transport, distribution and hotels	715	4.2	1,447	10.6	2,162	4.7
Postal and telecommunications	10	0.2	30	0.4	40	0.2
Financial, business and other services	2,008	8.5	756	11.1	2,764	8.7
Property companies	2,307	8.3	4,357	21.0	6,664	9.3
Lease financing	14	1.0	19	2.8	33	1.1
Hire purchase	206	0.9	22	0.8	228	0.9
Total	7,076	100.0	8,177	100.0	15,253	100.0

	Domestic		Foreign		Total
2011	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %
Balance at year end applicable to:
Loans and advances to banks	14	5.7	–	1.4	14	5.3
Loans and advances to customers:
Mortgages	123	59.1	825	29.7	948	56.4
Other personal lending	1,555	5.0	340	3.2	1,895	4.9
Agriculture, forestry and fishing	39	0.9	12	0.3	51	0.8
Energy and water supply	137	0.3	28	4.2	165	0.7
Manufacturing	318	1.4	157	3.6	475	1.6
Construction	531	1.4	367	3.3	898	1.6
Transport, distribution and hotels	668	4.9	1,449	10.2	2,117	5.3
Postal and telecommunications	35	0.3	27	0.7	62	0.3
Financial, business and other services	2,172	10.1	903	13.2	3,075	10.4
Property companies	2,153	8.8	6,557	27.4	8,710	10.5
Lease financing	63	1.2	29	1.8	92	1.3
Hire purchase	217	0.9	27	1.0	244	0.9
Total	8,025	100.0	10,721	100.0	18,746	100.0
94

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Domestic		Foreign		Total
2010	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %
Balance at year end applicable to:
Loans and advances to banks	20	5.0	–	2.5	20	4.7
Loans and advances to customers:
Mortgages	269	58.4	257	31.1	526	55.5
Other personal lending	2,212	6.1	1,329	3.4	3,541	5.8
Agriculture, forestry and fishing	16	1.0	–	0.2	16	0.9
Energy and water supply	55	0.3	53	2.9	108	0.6
Manufacturing	385	1.7	155	2.7	540	1.8
Construction	364	1.2	224	1.6	588	1.2
Transport, distribution and hotels	546	4.6	854	11.5	1,400	5.3
Postal and telecommunications	50	0.2	–	0.7	50	0.3
Financial, business and other services	1,630	8.7	821	13.5	2,451	9.3
Property companies	3,844	10.4	4,702	27.3	8,546	12.2
Lease financing	189	1.3	98	1.3	287	1.3
Hire purchase	206	1.1	114	1.3	320	1.1
Total	9,786	100.0	8,607	100.0	18,393	100.0

	Domestic		Foreign		Total
2009	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %
Balance at year end applicable to:
Loans and advances to banks	149	4.9	–	7.9	149	5.2
Loans and advances to customers:
Mortgages	398	57.2	66	24.0	464	53.6
Other personal lending	2,822	6.8	597	2.8	3,419	6.3
Agriculture, forestry and fishing	6	0.8	27	0.4	33	0.8
Energy and water supply	42	0.2	78	2.5	120	0.4
Manufacturing	504	1.9	205	4.5	709	2.2
Construction	277	1.1	250	5.6	527	1.6
Transport, distribution and hotels	606	3.8	785	11.8	1,391	4.7
Postal and telecommunications	10	0.2	5	0.9	15	0.2
Financial, business and other services	1,842	9.7	266	11.4	2,108	9.9
Property companies	3,666	10.7	1,728	25.7	5,394	12.4
Lease financing	182	1.4	62	1.1	244	1.4
Hire purchase	281	1.3	96	1.4	377	1.3
Total	10,785	100.0	4,165	100.0	14,950	100.0
95

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

	Loans and	Loans and advances to customers				Loans and advances designated
(audited)	advances to banks £m	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m	at fair value through profit or loss
31 December 2013
Neither past due nor impaired	25,219	318,668	36,789	110,093	465,550	29,443
Past due but not impaired	146	12,329	580	786	13,695	–
Impaired – no provision required	–	637	1,284	1,824	3,745	–
– provision held	–	6,229	1,456	20,829	28,514	–
Gross	25,365	337,863	40,109	133,532	511,504	29,443
31 December 2012[1]
Neither past due nor impaired	32,726	319,613	41,223	117,613	478,449	14,551
Past due but not impaired	31	12,880	922	1,527	15,329	–
Impaired – no provision required	–	741	1,530	1,504	3,775	–
– provision held	3	7,391	2,124	33,003	42,518	–
Gross	32,760	340,625	45,799	153,647	540,071	14,551
31 December 2011
Neither past due nor impaired	32,494	330,727	41,448	146,655	518,830	11,121
Past due but not impaired	15	12,742	1,093	2,509	16,344	–
Impaired – no provision required	6	1,364	1,604	3,544	6,512	–
– provision held	105	6,701	2,940	44,116	53,757	–
Gross	32,620	351,534	47,085	196,824	595,443	11,121
31 December 2010
Neither past due nor impaired	30,259	339,509	45,058	159,274	543,841	12,545
Past due but not impaired	–	13,215	1,289	3,427	17,931	–
Impaired – no provision required	–	2,189	433	5,313	7,935	–
– provision held	20	5,591	5,149	45,931	56,671	–
Gross	30,279	360,504	51,929	213,945	626,378	12,545
31 December 2009
Neither past due nor impaired	35,333	347,292	48,429	185,872	581,593	19,082
Past due but not impaired	–	12,587	1,873	5,118	19,578	–
Impaired – no provision required	–	2,034	449	6,603	9,086	–
– provision held	153	5,918	5,902	37,927	49,747	–
Gross	35,486	367,831	56,653	235,520	660,004	19,082

[1]	Restated for the implementation of IFRS 10 (see note 1 on page F-11)

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

	Loans and	Loans and advances to customers				Loans and advances designated at fair value
(audited)	advances to banks £m	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m	through profit or loss £m
31 December 2013
0-30 days	146	5,596	489	347	6,432	–
30-60 days	–	2,639	87	102	2,828	–
60-90 days	–	1,734	4	57	1,795	–
90-180 days	–	2,360	–	41	2,401	–
Over 180 days	–	–	–	239	239	–
Total	146	12,329	580	786	13,695	–
31 December 2012
0-30 days	–	5,996	744	860	7,600	–
30-60 days	3	2,667	138	131	2,936	–
60-90 days	2	1,750	29	328	2,107	–
90-180 days	6	2,467	5	56	2,528	–
Over 180 days	20	–	6	152	158	–
Total	31	12,880	922	1,527	15,329	–
31 December 2011
0-30 days	1	5,989	868	1,163	8,020	–
30-60 days	9	2,618	195	481	3,294	–
60-90 days	4	1,833	25	260	2,118	–
90-180 days	–	2,302	4	159	2,465	–
Over 180 days	1	–	1	446	447	–
Total	15	12,742	1,093	2,509	16,344	–
31 December 2010
0-30 days	–	6,498	1,004	1,331	8,833	–
30-60 days	–	2,674	246	498	3,418	–
60-90 days	–	1,811	29	394	2,234	–
90-180 days	–	2,223	10	337	2,570	–
Over 180 days	–	9	–	867	876	–
Total	–	13,215	1,289	3,427	17,931	–
31 December 2009
0-30 days	–	6,018	1,316	2,347	9,681	–
30-60 days	–	2,649	376	825	3,850	–
60-90 days	–	1,702	74	825	2,601	–
90-180 days	–	2,216	48	560	2,824	–
Over 180 days	–	2	59	561	622	–
Total	–	12,587	1,873	5,118	19,578	–

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

	Loans and	Loans and advances to customers				Loans and advances designated
(audited)	advances to banks £m	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m	at fair value through profit or loss
31 December 2013
Good quality	25,044	314,749	29,129	68,674		29,432
Satisfactory quality	171	2,948	6,414	29,038		7
Lower quality	2	308	501	9,991		3
Below standard, but not impaired	2	663	745	2,390		1
Total	25,219	318,668	36,789	110,093	465,550	29,443
31 December 2012
Good quality	32,173	313,372	30,924	60,510		14,514
Satisfactory quality	174	4,532	8,579	33,477		28
Lower quality	10	552	862	18,153		6
Below standard, but not impaired	369	1,157	858	5,473		3
Total	32,726	319,613	41,223	117,613	478,449	14,551
31 December 2011
Good quality	32,141	323,060	29,123	71,907		11,065
Satisfactory quality	171	5,432	9,747	42,311		45
Lower quality	9	970	1,127	24,676		11
Below standard, but not impaired	173	1,265	1,451	7,761		–
Total	32,494	330,727	41,448	146,655	518,830	11,121
31 December 2010
Good quality	29,835	332,614	30,076	57,552		12,220
Satisfactory quality	265	5,259	11,084	42,906		163
Lower quality	16	834	1,170	45,750		83
Below standard, but not impaired	143	802	2,728	13,066		79
Total	30,259	339,509	45,058	159,274	543,841	12,545
31 December 2009
Good quality	34,434	335,482	30,743	61,810		18,702
Satisfactory quality	135	9,614	12,654	59,752		267
Lower quality	15	746	1,480	45,986		90
Below standard, but not impaired	749	1,450	3,552	18,324		23
Total	35,333	347,292	48,429	185,872	581,593	19,082

For further details see page F-117.

INTEREST FOREGONE ON NON-PERFORMING LENDING

The table below summarises the interest foregone on impaired lending.

2013 £m
Interest income that would have been recognised under original contract terms	1,199
Interest income included in profit	901
Interest foregone	298
98

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TROUBLED DEBT RESTRUCTURINGS

In the US, loans whose terms have been modified due to problems with the borrower are required to be separately disclosed. If the new terms were in line with market conditions at the time of the restructuring and the restructured loan remains current as to repayment of principal and interest then the disclosure is discontinued at the end of the first year. The Company’s accounting policy for loans that are renegotiated is set out in note 1(H)(i) on page F-16. The table below sets out loans that are forborne at 31 December 2013, separately identifying those loans that are also impaired:

	Total forborne loans and advances which are not impaired £m	Total forborne loans and advances which are impaired £m	Total loans and advances which are forborne £m	Impairment allowance as a % of loans and advances which are forborne %
At 31 December 2013
Secured retail	6,086	1,020	7,106	5.8
Unsecured retail	170	395	565	31.1
Asset Finance UK	28	249	277	53.2
Commercial Banking	6,221	14,714	20,935	30.6
Ireland Wholesale	1,108	8,322	9,430	64.5

The Group assesses whether a loan benefitting from a UK Government-sponsored programme is impaired or a troubled debt restructuring using the same accounting policies and practices as it does for loans not benefitting from such a programme.

Further information on the schemes operated by the Group to assist borrowers who are experiencing financial stress and on the Group’s forborne loans is set out in note 54(F) to the financial statements and in Intensive care of customers in financial difficulty on pages 63 to 64.

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

			Governments	Banks and other	Commercial,
			and official	financial	industrial
		Total	institutions	institutions	and other
	% of assets	£m	£m	£m	£m
At 31 December 2013:
United States of America	1.7	14,064	7,330	5,282	1,452
Republic of Ireland	1.1	9,214	2	380	8,882
At 31 December 2012:
United States of America	2.1	19,192	8,320	5,459	5,413
Republic of Ireland	1.3	12,055	33	444	11,578
At 31 December 2011:
United States of America	4.3	42,215	7,686	20,509	14,020
Republic of Ireland	1.6	15,966	80	738	15,148

At 31 December 2013, United States of America had commitments of £341 million and Republic of Ireland had commitments of £57 million.

At 31 December 2013 no countries had cross-border outstandings of between 0.75 per cent and 1 per cent of assets.

At 31 December 2012 the country with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £8,879 million in total was France.

At 31 December 2011, the countries with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £17,133 million in total were France and Germany.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONDUCT RISK

DEFINITION

Conduct risk is defined as the risk of customer detriment or regulatory censure and/or a reduction in earnings/value, through financial or reputational loss, from inappropriate or poor customer treatment or business conduct.

RISK APPETITE

The Group has no appetite for systemic unfair customer outcomes arising from any of its activities: through product design, sales or other after sales processes. This appetite is reviewed and approved annually by the Board. To achieve this, the Group has policies, processes and standards which provide the framework for businesses and colleagues to operate in accordance with the laws, regulations and voluntary codes which apply to the Group and its activities.

EXPOSURES

Conduct risk affects all aspects of the Group’s operations, all types of customers and other stakeholders. The Group faces significant conduct risks, for example, through products or services not meeting the needs of its customers, sales processes resulting in poor advice or failure to deal with a customer’s complaint effectively where the Group has got something wrong and not met customer expectations. Given the high level of scrutiny regarding financial institutions’ treatment of customers and business conduct from regulatory bodies, the media and politicians, there is a risk that certain aspects of the Group’s current or legacy business may be determined by the Financial Conduct Authority (FCA) and other regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, or fair and reasonable treatment in their opinion. The Group may also be liable for damages to third parties harmed by the conduct of its business.

MEASUREMENT

To articulate its conduct risk appetite, the Group has sought more granularity through the use of suitable conduct risk metrics and tolerances that indicate where it may potentially be operating outside its conduct appetite. Conduct Risk Appetite Metrics (CRAMs) have been designed for all products offered by the Group; these contain a range of product, sales and post-sales metrics to provide a more holistic view of conduct risks. CRAMs being put in place include complaints, FOS upheld, outcome testing, customer feedback, colleague survey, whistleblowing and rectification metrics. Strong governance is in place to ensure that CRAMs are presented at relevant governance forums for review, challenge and action. The Group will also measure how effectively the overall conduct strategy is embedded across all divisions and functions.

MITIGATION

The Group takes a range of mitigating actions with respect to this risk. These actions are being embedded throughout the Group as part of the Group’s Conduct Strategy.

This includes:

–	Enhanced approach to business planning and strategy with customers at the heart;

–	Cultural transformation, linked to the Group’s values and Codes of Responsibility, to deliver the best bank for customers;

–	Enhanced product governance framework to ensure products continue to offer customers value for money, and meet the needs of the relevant target market;

–	Sales processes and governance framework to deliver consistently fair outcomes;

–	CRAMs to identify where the Group may be operating outside its risk appetite;

–	Continuing the journey to become the industry leader for complaints performance; and

–	Enhanced recruitment and training, and a focus on how the Group manages colleagues’ performance with clearer customer accountabilities.

The Group’s leadership team is committed to embedding the Conduct Strategy within the business and to creating the right customer centric culture. The Board and Group Risk Committees receive regular reports and metrics to track progress on how the Group is meeting customer needs and minimising conduct risk.

All Group divisions have applied significant resources to the Conduct Strategy and set ambitious conduct transformation plans.

The Group’s Conduct Strategy continues to evolve and be enhanced. The Group actively engages with regulatory bodies and other stakeholders in developing its understanding of current customer treatment concerns to ensure that the implementation of the Group’s conduct strategy meets evolving stakeholder expectations.

MONITORING

A robust outcomes testing regime is in place to test performance of customer critical activities end-to-end. Customer metrics are proactively used when reviewing business performance and feedback loops have been established to take learnings from root cause/outcome testing.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MARKET RISK

DEFINITION

Market risk is defined as the risk that unfavourable market moves (including changes in and increased volatility of interest rates, market-implied inflation rates, credit spreads and bond prices, foreign exchange rates, equity, property and commodity prices and other instruments), lead to reductions in earnings and/or value.

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

EXPOSURES

Defined benefit pension schemes

The Group’s defined benefit pension schemes are exposed to significant risks from the constituent parts of their assets and from the present value of their liabilities, primarily real interest rate, credit spread and equity risk. Interest rate risk arises from the liability discount rate, with partial offsets from fixed interest assets such as gilts and corporate bonds, and swaps. Credit spread risk also arises from the liability discount rate, with partial offsets from the credit portfolio. Equity risk arises from direct equity holdings.

For further information on defined benefit pension scheme assets and liabilities please refer to note 41 on page F-63.

Trading portfolios

The Group’s trading activity is small relative to its peers and the Group does not have a programme of proprietary trading activities. All the trading Value at Risk (VaR) resides within Commercial Banking. The average 95 per cent 1-day trading VaR was £4.1 million for the year to 31 December 2013 (2012: £7.0 million). The Group’s trading activity is undertaken to meet the requirements of wholesale and retail customers for foreign exchange, credit spread and interest rate products.

Trading market risk measures are applied to all the Group’s regulatory trading books where positions arise from supporting customer flow and market making. All positions are held with trading intent. Measures include daily VaR (Table 1.29), sensitivity based measures, and stress testing. The Group’s trading book assets and liabilities are substantially originated by Financial Markets within the Commercial Banking Division. Within the Group’s balance sheet these fall under the trading assets and liabilities and derivative financial instruments (see Table 1.26 below).

Table 1.26: Market risk linkages to the balance sheet for trading portfolios and Banking activity items

	Balance	Trading	Relevant notes
	sheet total	books	from financial
	£m	£m	statements
31 December 2013
Assets
Trading and other financial assets at fair value through profit or loss	142,683	42,376	Note 17
Derivative financial instruments	33,125	25,531	Note 18
Loans and advances to customers	495,281	–	Note 20
Liabilities
Trading and other financial liabilities at fair value through profit or loss	43,625	38,319	Note 34
Derivative financial instruments	30,464	25,086	Note 18
Customer deposits	441,311	–	Note 33

Table 1.26 above shows relevant balance sheet items relating to banking and trading activities. The trading book VaR sensitivity inputs are separately identified.

Banking activities

The Group’s banking activities expose it to the risk of adverse movements in interest rates, credit spreads, exchange rates and equity prices, with little or no exposure to commodity risk. The volatility of market values can be affected by both the transparency of prices and the amount of liquidity in the market for the relevant asset or liability.

Interest rate risk in the Group’s divisional portfolios and in the Group’s capital and funding activities arises from the different repricing characteristics of the Group’s non-trading assets, liabilities (see loans and advances to customers and customer deposits in Table 1.26 above) and off balance sheet positions of the Group. Interest rate risk arises predominantly from the mismatch between interest rate sensitive assets and liabilities, but also to the investment term of capital and reserves, and the need to minimise income volatility.

Margin compression risk also arises from the current low rate environment, which may restrict the ability to change interest rates applying to customers in response to changes in interbank and central bank rates.

Prepayment risk arises, predominantly in the Retail division, as customer balances amortise more quickly or slowly than anticipated due to economic conditions or customer’s response to changes in economic conditions.

Pipeline and pre hedge risk arises where new business volumes are higher or lower than forecasted, requiring the business to unwind or execute additional hedging at rates which may differ to what was expected.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis risk arises from the possible changes in spreads, for example where the bank lends with reference to a central bank rate but funds with reference to LIBOR and the spread between these widens or tightens.

Foreign currency risk arises from:

(a) translational exposure: the Group’s investment in its overseas operations. Net investment exposures are disclosed (see note 56 on page F-114) and it is Group policy to hedge non-functional currency exposures; and

(b) transactional exposure: where assets and liabilities are denominated in currencies other than the business’ functional currency. The Group has a policy of forward hedging its forecasted currency income less impairments to year end.

Insurance portfolios

The Group’s insurance activities expose it to market risk (encompassing equity, credit spread, interest rate, exchange rate and property risk):

–	With-profits funds are managed with the aim of generating smoothed returns consistent with policyholders’ expectations. Exposure arises where the value of the underlying funds are insufficient to meet the obligations, termed burnthrough.

–	Unit-linked funds where policyholders select their investments. Exposure arises as future fee income is dependent upon the performance of those assets. This fee income forms part of the Value of in-force business, see note 28 on page F-51.

–	Annuities where policyholders’ future cashflows are guaranteed at retirement. Exposure arises if the assets, predominantly fixed income, backing the liabilities do not perform in line with expectations.

–	Insurance’s surplus assets also result in market risk exposure. These assets are held primarily in three portfolios: (i) in the long-term funds within the life insurance companies; (ii) in the corresponding shareholder funds; and (iii) in investment portfolios within the general insurance business.

–	The majority of Insurance’s equity risk exposure relates to unit-linked funds, through the value of future fee income, and with-profits funds, through burnthrough. Credit spread risk exposure largely results from holding fixed income assets in the annuity portfolio with the aim of providing additional returns.

Table 1.27: Key market risks for the Group (PBT impact measured against Group single stress scenarios)

Risk type
		Interest rate	Basis risk	FX	Credit spread	Equity	Inflation
Defined benefit pension schemes		▲		¢	˜	▲	▲
Trading portfolios		¢	¢	¢	¢		¢
Banking activities		˜	¢	¢	¿	˜	¢
Insurance portfolios		▲		¢	¿	˜	▲
Key:
Profit before tax:
>£500m	¿
£250-£500m	˜
<£250m	▲
<£50m	¢

MEASUREMENT

Market risk is managed within a Board approved framework and risk appetite. This is supplemented by divisional market risk appetite limits and triggers. A variety of risk measures are used such as:

–	Scenario/stress based measures (e.g. single factor stresses, macroeconomic scenarios);

–	Percentile based measures (e.g. VaR and Stressed VaR); and

–	Sensitivity based measures (e.g. sensitivity to 1 basis point move in interest rates).

Scenario based measures include the use of five different economic multi-risk scenarios which the Group introduced as part of its Board risk appetite. These assess the impact of unlikely, but plausible adverse scenarios on income, with the worst case for defined benefit pensions, trading portfolios, banking activities and insurance portfolios being reported against the Board risk appetite.

Internal market risk models for trading book activities comprise VaR, Stressed VaR and Incremental Risk Charge and these are explained in detail in the Group’s Market Risk section of the Pillar 3 Disclosures.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In addition:

–	Capital impact and deficit triggers are used in respect of defined benefit pensions which have a material impact on capital resources.

–	Profit and loss triggers are used in the trading books in order to ensure that mitigating action is considered if profit and loss becomes volatile.

–	Interest rate repricing gaps, earnings sensitivity analysis, and open foreign exchange positions are used for banking book activity, and

–	Stress testing and scenario analysis are also used in certain portfolios and at Group level, to simulate the impact of extreme conditions and to understand more fully the interdependence of different parts of the balance sheet.

These measures are reviewed regularly by senior management to inform effective decision making.

Defined benefit pension schemes

Management of the assets is the responsibility of the Trustees of the schemes who are responsible for setting the investment strategy and for agreeing funding requirements with the Group. The difference between assets and liabilities determines whether there is a surplus or deficit. Any deficit must be met by the Group with additional funding agreed with the Trustees as part of a triennial valuation process.

For accounting purposes, a AA corporate bond based discount rate is used to determine present value of liabilities resulting in significant credit spread risk. Assets are marked to market.

Trading portfolios

Based on the 1-day 95 per cent confidence level, assuming positions are held overnight and using observation periods of the preceding 300 business days, the VaR for the years ended 31 December 2013 and 2012 based on the Group’s global trading positions is detailed in table 1.28.

The risk of loss measured by the VaR model is the potential loss in earnings given the confidence level and assumptions noted above. The total and average trading VaR does not assume any diversification benefit across the five risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported as a whole. The Group internally uses VaR as the primary measure for all trading book positions arising from short term market facing activity. Trading book VaR (1-day 99 per cent) is compared daily against both forecast and actual profit and loss.

The average VaR for 2013 was lower than the average over 2012 due primarily to lower credit spread and interest rate exposure and improvement in market conditions. Trading book VaR assumes no diversification across risk type, instead it is a simple sum of interest rate, foreign exchange, credit spread, and inflation risk.

Table 1.28: Trading portfolios: VaR 1-day 95 per cent confidence level (audited)

	Close	Average	Maximum	Minimum
	£m	£m	£m	£m
At 31 December 2013
Interest rate risk	3.5	2.9	4.8	2.0
Foreign exchange risk	0.2	0.4	2.0	0.1
Equity risk	–	–	–	–
Credit spread risk	0.8	0.5	1.4	0.3
Inflation risk	0.2	0.3	0.7	0.1
Total VaR	4.7	4.1	6.5	2.7

1-day 99 per cent VaR charts for 2013 for Lloyds Bank, HBOS and Lloyds Banking Group models can be found in the Group’s Pillar 3 Disclosures.

	Close	Average	Maximum	Minimum
	£m	£m	£m	£m
At 31 December 2012
Interest rate risk	2.8	4.2	7.4	1.9
Foreign exchange risk	0.3	0.4	1.0	–
Equity risk	–	–	–	–
Credit spread risk	0.8	1.9	3.6	0.7
Inflation risk	0.5	0.5	1.3	0.1
Total VaR	4.4	7.0	11.4	4.1

Open market risk for the trading operations continues to be low with respect to the size of the Group and similar institutions, reflecting the fact that the Group’s trading operations are customer-centric, focusing on hedging and recycling client risks.

Banking activities

Market risk in non-trading books consists of exposure to changes in interest rates including basis risk. This is the potential impact on earnings and value that occurs due to mismatches in the timing of repricing assets and liabilities.

Interest rate risk exposure is monitored monthly using, primarily:

(a) Market value sensitivity: this methodology considers all repricing mismatches (behaviourally adjusted where appropriate) in the current balance sheet and calculates the change in market value that would result from an instantaneous 25, 100 and 200 basis points parallel rise or fall in the yield curve (subject to a floor at zero per cent).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(b) Interest income sensitivity: this measures the impact on future net interest income arising from an instantaneous 25, 100 and 200 basis points parallel rise or fall in all the yield curves over a rolling 12 month basis (subject to a floor at zero per cent). Unlike the market value sensitivities, the interest income sensitivities incorporate additional behavioural assumptions as to how and when individual products would reprice in response to such change.

(c) Value at Risk (VaR): for short dated portfolios and other accrual accounted trading portfolios, where the portfolio turns over more than once within a three month horizon, VaR is used for internal risk management.

(d) Market Value notional limit: this caps the amount of conventional and inflation-linked government bonds held by the Group for liquidity purposes.

The Group has an integrated Asset and Liability Management (ALM) system which supports non traded asset and liability management of the Group. This provides a single consolidated tool to measure and manage interest rate repricing profiles (including behavioural assumptions), perform stress testing and produce forecast outputs. Interest rate gaps are reported by currency and used to calculate the income and value sensitivities (in GBP equivalent). Repricing assumptions and customer reaction to changes in product pricing is a major determinant of the risk profile. The Group is aware that any assumptions based model is open to challenge. However, a full behavioural review is performed annually by Group ALM functions to ensure the assumptions remain appropriate, and is reviewed by Risk Division.

A limit structure exists to ensure that risks stemming from residual and temporary positions or from changes in assumptions about customer behaviour remain within the Group’s risk appetite.

Table 1.29 below shows, split by material currency, the Group’s market value sensitivities at 31 December 2013 to an instantaneous parallel up and down 25 basis points change to all interest rates.

Table 1.29: Banking activities: market value sensitivity

	2013		2012[1]
	Up 25bps	Down 25bps	Up 25bps	Down 25bps
	£m	£m	£m	£m
Sterling	(25.1)	25.6	51.4	(54.0)
US dollar	16.3	(16.5)	14.9	(16.7)
Euro	(0.4)	0.6	14.5	(8.5)
Australian dollar	(0.7)	(0.1)	1.0	(1.0)
Other	(0.3)	0.3	(0.1)	0.1
Total	(10.2)	9.9	81.7	(80.1)

1 Restated

This is a risk based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio. The measure, however, is simplified in that it assumes all interest rates, for all currencies and maturities, move at the same time and by the same amount.

Table 1.30 below shows the banking book income sensitivity to an instantaneous parallel up and down 25 basis points change to all interest rates.

Table 1.30: Banking activities: net interest income sensitivity (audited)

	2013		2012
	Up 25bps	Down 25bps	Up 25bps	Down 25bps
	£m	£m	£m	£m
Client facing activity and associated hedges	48.2	(136.0)	202.0	(209.3)

The market value sensitivity is driven by temporary customer flow positions not yet hedged plus other positions occasionally held within limits, by the Group’s wholesale funding desks in order to minimise overall funding and hedging costs. The level of risk is low relative to the size of the total balance sheet.

The fall in net interest income sensitivity reflects further structural hedging against margin compression undertaken in 2013, and a revision of the assumptions as to how variable retail savings would reprice in a rising rate scenario.

Insurance portfolios

Market risks within the Insurance business are measured using a variety of techniques including stress and scenario testing and, where appropriate, stochastic modelling. Current and potential future market risk exposures are assessed and aggregated using a range of stresses and risk measures including 1-in-200 year stresses for Insurance’s Individual Capital Assessment (ICA) and alternative stresses for profit before tax and other measures. The effect of changes in key assumptions including sensitivities to the risk-free rate, equity investment volatility, widening of credit spreads on corporate bonds and an increase in illiquidity premia, as applied to profit before tax and equity are set out in note 37.

MITIGATION

Various mitigation activities are undertaken across the Group to manage portfolios and seek to ensure they remain within approved limits.

Defined benefit pension schemes

The Group takes an active involvement in agreeing risk management and mitigation strategies with the Trustees of the schemes through whom any such activity must be conducted. An interest rate hedging programme is in place to reduce liability risk. The schemes are also reducing equity allocation and investing the proceeds in credit assets as part of a programme to appropriately de-risk the portfolio.

Trading portfolios and banking activities

The Group’s policy is to optimise reward whilst managing its interest rate risk exposures within the risk appetite defined by the Board. For individual banking divisions, simple positional interest rate risk is minimal due to the Group requirement for these businesses to hedge (or match fund) promptly all open positions directly via the Group Corporate Treasury (GCT) function.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As defined within the scope of the Group IRRBB Policy, all hedgeable interest rate risk in the non-traded book should be transferred to GCT via the Interest Rate Risk Transfer Pricing (ITP) framework. GCT is responsible for managing centralised risk (both traded and non-traded) and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of Group Asset and Liability Committee within the Board Risk Appetite. Derivative desks in Financial Markets will then externalise the hedges to the market. However, certain residual interest rate risks may remain outside the centre due to differences in basis and profile mismatches, largely arising from customer behaviour.

Customer facing divisions incur foreign exchange risk in the course of providing services to their customers. GCT incurs foreign exchange risk through its various debt and capital management programmes. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled within the trading risk appetite and any residual risk is hedged in the market.

Insurance portfolios

Investment holdings are diversified across markets and, within markets, across sectors. Holdings are diversified to minimise specific risk and the relative size of large individual exposures is monitored closely. For assets held outside unit-linked funds, investments are only permitted in countries and markets which are sufficiently regulated and liquid. Where considered appropriate, hedges are in place to reduce exposure to market risk, principally equity and interest rate risk, but also foreign currency.

For annuity liabilities the aim is to invest in assets such that the cash flows on investments will match those on the projected future liabilities. It is not possible to eliminate risk completely as the timing of insured events is uncertain and bonds are not available at all of the required maturities. As a result, the cash flows cannot be precisely matched and so sensitivity tests are used to test the extent of the mismatch. Further, in assessing the current value of these future cashflows, it is not always possible to achieve equally resilient levels of matching between the different capital measures that are used to assess regulatory solvency.

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

Defined benefit pension schemes

In addition to the wider risk management framework, governance of the schemes includes two specialist pensions committees (one Group Executive sub-committee and a supporting management committee).

Under this governance structure, the surplus or deficit in the schemes is tracked on a monthly basis along with various single factor and scenario stresses which consider the assets and liabilities holistically. Performance against risk appetite limits and triggers is also tracked regularly including an assessment of the impact on Group capital resources. Hedges in place and asset/liability matching positions are also actively monitored.

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

Market risk in the Group’s divisional portfolios and in the Group’s capital and funding activities is managed centrally within triggers defined in the Group policy for interest rate risk in the banking book, which is reviewed and approved annually.

Insurance portfolios

Ongoing monitoring is in place to track market risks. This includes monitoring the progression of market risk capital against risk appetite limits, as well as the sensitivity of profit before tax to combined market risk stress scenarios and in year market movements. Asset/liability matching positions and hedges in place are actively monitored and if necessary rebalanced to be within certain tolerances. In addition market risk is controlled via approved investment policies and mandates.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATIONAL RISK

DEFINITION

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The aim of operational risk management is to manage operational risks in line with defined appetites, and to protect both customers and the Group whilst delivering sustainable growth. The Group Operational Risk framework is the method by which operational risks are managed in terms of setting risk appetite, evaluating key exposures, measuring risk, mitigating risk, and monitoring risks on an ongoing basis, as set out below.

RISK APPETITE

The Group’s Operational Risk appetite is designed to safeguard the interests of customers, internal and external stakeholders, and shareholders. Appetite is expressed through five high level statements summarised below, each of which are defined with limits and triggers approved by the Board, and are regularly monitored by Executive and Board risk committees:

–	Customer: The Group builds trust and does not expect its customers to be impacted negatively.

–	Reputation: The Group manages its external profile effectively. The Group will manage and mitigate any prominent negative nationwide media coverage.

–	Financial loss: The Group does not expect to experience cumulative fraud or operational losses above a defined level of budgeted Group income.

–	Management time and resources: The Group does not expect internal events that divert excessive senior management time from running the business or have extensive impact on colleague time and/or morale.

–	Risk culture: All colleagues are responsible for risk within their individual roles. The Group sets a strong tone from the top and embraces a risk culture across the business which is aligned to its strategy, vision, values and codes of responsibility. The Group encourages an open dialogue and rapid escalation of potential threats and events.

EXPOSURES

The principal operational risks to the Group are:

–	IT systems and resilience risk arising from failure to develop, deliver and maintain effective IT solutions;

–	Information security risk arising from information leakage, loss or theft;

–	External fraud arising from an act of deception or omission;

–	Cyber risk arising from malicious attacks on the Group via technology, networks and systems; and

–	Risks arising from inadequate customer facing processes, including transactions, processing and information capture.

The risks below also have potential to negatively impact customers and the Group’s future results:

–	The sale of TSB may result in disruption of senior management’s ability to lead and manage the Group effectively. In addition, the Group is committed to providing service for TSB, with potential for customer detriment, plus reputational and financial exposure for the Group in the event of any significant issues in maintaining services.

–	Terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events and responses to those acts/events may create economic and political uncertainties, which could have a material adverse effect on UK and international macroeconomic conditions generally, and more specifically on the Group’s results of operations, financial condition or prospects in ways that cannot necessarily be predicted.

–	Systems and procedures in place to comply with increasingly complex and detailed anti-money laundering and anti-terrorism laws and regulations may not always be fully effective in preventing third parties from using the Group as a conduit for money laundering. Should the Group be associated with money laundering, its reputation could suffer and/or it could become subject to fines, sanctions and legal enforcement; any one of which could have a material adverse effect on operating results, financial condition and prospects.

MEASUREMENT

Operational risk is managed within a Board approved framework and risk appetite, as set out above. A variety of measures are used such as: scoring of potential risks, using impact and likelihood, with impact thresholds aligned to the risk appetite statements above; assessment of the effectiveness of controls; monitoring of events and losses by size, business unit and internal risk categories.

In 2013, the highest frequency of events occurred in external fraud (61.96 per cent) and execution, delivery and process management (24.58 per cent). Clients, products and business practices accounted for 39.66 per cent of losses. Execution, delivery and process management accounted for 38.64 per cent of losses. Losses in both categories are driven by legacy issues (excluding PPI).

Operational risk exposure and actual losses are used by the Group to calculate the appropriate holding of operational risk regulatory capital under the Internal Capital Adequacy Assessment Process (ICAAP). The Group calculates its operational risk capital requirements using the Standardised Approach (TSA), which the Basel Committee states as being appropriate for an ‘internationally active’ bank.

The table overleaf shows high level loss and event trends using Basel II categories.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.31: Operational risk events by risk category

	% of total volume		% of total losses
	2013	2012	2013	2012
Business disruption and system failures	0.92	1.08	0.86	1.46
Clients, products and business practices	11.02	15.27	39.66	58.65
Damage to physical assets	0.81	0.32	0.45	0.24
Employee practices and workplace safety	0.61	0.14	0.36	0.10
Execution, delivery and process management	24.58	24.90	38.64	27.19
External fraud	61.96	58.02	20.01	11.99
Internal fraud	0.10	0.27	0.02	0.37
Total	100.00	100.00	100.00	100.00

MITIGATION

The Group’s control environment receives regular review and investment, with reporting on the material risks discussed monthly by senior management. Risks are managed via a range of strategies – avoidance, mitigation, transfer (including insurance), and acceptance, and contingency plans maintained for a range of potential scenarios with a regime of regular disaster recovery exercises, both Group specific and industry wide. Mitigating actions for the principal risks above include:

–

The Group completed a strategic review in 2013, focused on IT resilience (the ability of IT systems to resist and/or recover from failure). Actions from the review include implementation of a new Group-wide risk appetite for IT service and availability based on the processes most time-critical to its customers, or to manage the Group. Strategic enhancements and investment are in plan over the next three years to reflect enhanced demands on IT both in terms of customer and regulator expectations.

–	The Group has, and will continue to, invest in enhanced protection of customer information, including access to key systems and the security, durability and accessibility of critical records.

–	The Group adopts a risk based approach to mitigate the external fraud risks it faces, reflecting the current and emerging external fraud risks within the market. This approach drives an annual programme of enhancements to the Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Through Group-wide policies and operational control frameworks, the Group has developed a robust fraud operating model with centralised accountability. The Group’s fraud awareness programme is a key component of its fraud control environment.

–	Significant investment has been made in increasing the Group’s cyber defence, for example through the IT Security Improvement Programme, to protect customers and the Group’s infrastructure.

–	The Group continues to place appropriate and significant focus on improving customer processing by remediating known issues and addressing root cause through its rectification programmes, and seeking to improve the overall servicing environment in key areas through the Simplification programme. In addition, incident management capability has been revised and enhanced to increase speed of response to customer impacting incidents.

–	The level and impact of change involved in the sale of TSB is managed via robust change management governance and a consolidated strategic change plan. There are separate governance arrangements in place to oversee the impacts of the divestment on the retained business customers, operations and controls.

–	Operational resilience measures and recovery planning defined in the Group’s Business Continuity Management policy ensure an appropriate and consistent approach to the management of continuity risks, including potential interruptions from a range of internal and external incidents or threats including environmental and climatic issues, terrorism, economic instability, pandemic planning and operational incidents.

–	The Group has adopted policies and procedures to detect and prevent the use of its banking network for money laundering and related activities, and it regularly reviews and assesses these to keep them current and effective. These activities include ‘know-your-customer’ requirements, training and awareness, transaction monitoring technologies and reporting of suspicions of money laundering to the applicable regulatory authorities.

MONITORING

Monitoring and reporting is undertaken at Board, Group and business area committees, in accordance with delegated limits of authority which are regularly reviewed and refreshed. Business unit risk exposure is aggregated and discussed at the monthly Group Operational Risk Committee, and matters are escalated to the Chief Risk Officer, or higher committees, if appropriate. A combination of systems, monthly reports from business areas, and oversight and challenge from the Risk Division; audit; and assurance teams ensures that key risks are regularly presented and debated by an Executive audience.

The Group maintains a formal approach to operational risk event escalation, whereby material events are identified, captured and escalated. Root causes of events are determined and action plans put in place to ensure an optimum level of control to keep customers and the business safe, reduce costs, and improve efficiency.

The insurance programme is monitored and reviewed regularly, with recommendations being made to the Group’s senior management annually prior to each renewal. Insurers are monitored on an ongoing basis, to ensure counterparty risk is minimised. A process is in place to manage any insurer rating changes or insolvencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FUNDING AND LIQUIDITY RISK

DEFINITION

Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

RISK APPETITE

Funding and liquidity risk appetite for the banking business is set, reviewed and approved annually by the Board with the support of the Group Asset and Liability Committee (GALCO). Funding and liquidity risk is managed separately for the banking and Insurance businesses. Risk is reported against appetite through various metrics that enable the Group to manage liquidity and funding constraints. The Group Chief Executive, assisted by GALCO, regularly reviews performance against risk appetite.

EXPOSURE

Liquidity exposure represents the amount of potential stressed outflows in any future period less expected inflows. Liquidity is considered from both an internal and a regulatory perspective.

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

Details of contractual maturities for assets and liabilities form an important source of information for the management of liquidity risk. Note 54 on page F-113 sets out an analysis of assets and liabilities by relevant maturity grouping. In order to reflect more accurately the expected behaviour of the Group’s assets and liabilities, measurement and modelling of the behavioural aspects of each is constructed. Divisional teams form a view of customer behaviour based on quantitative and qualitative analysis and these assumptions are subject to governance via divisional asset and liability committees. This also forms the foundation of the Group’s Liquidity Transfer Pricing (LTP) and the liquidity risk stress testing framework on which the Group’s liquidity controls are based.

MITIGATION

The Group mitigates the risk of a liquidity mismatch in excess of its risk appetite by managing the liquidity profile of the balance sheet through short-term liquidity management and through the life of the funding plan. Short-term liquidity management is considered from two perspectives; business as usual and liquidity under stressed conditions, both of which relate to funding in the less than one year time horizon. The Group manages its risk appetite and liquidity position as a coverage ratio (proportion of stressed outflows covered by primary liquid assets) rather than by reference to a quantum of liquid assets; this corresponds with the PRA and CRD IV liquidity requirements. Longer term funding is used to manage the Group’s strategic liquidity profile which is determined by the Group’s balance sheet structure. Longer term is defined as having an original maturity of more than one year.

The Group’s funding and liquidity position is underpinned by its significant customer deposit base, and is supported by strong relationships with corporate customers and certain wholesale market segments to supplement its retail deposit base. A substantial proportion of the retail deposit base is made up of customers’ current and savings accounts which, although mostly repayable on demand, have traditionally in aggregate provided a stable source of funding. Additionally, the Group accesses the short-term wholesale markets to raise interbank deposits and to issue certificates of deposit and commercial paper to meet short-term obligations. Funding concentration by counterparty is not considered significant for the Group. Where concentrations do exist (for example, maturity profile); these are limited by the internal risk appetite and considered manageable.

To assist in managing the balance sheet the Group operates a LTP Policy which:

–	Allocates relevant interest expenses from GCT to the Group’s banking businesses within the internal management accounts in a manner consistent with the Group Funding and Liquidity Policy;

–	Helps drive the correct inputs to customer pricing and supports the overall Group balance sheet strategy; and

–	Is consistent with regulatory requirements.

Relevant interest expenses allocated via LTP include term funding spreads incurred over a three month LIBOR benchmark and the cost of funding and holding liquid asset reserves. LTP makes extensive use of behavioural maturity profiles, taking account of expected customer loan prepayments and stability of customer deposits. Such behavioural maturity assumptions are subject to formal governance, reviewed at least annually, and founded on analysis and evidence of actual customer behaviour using historical data gathered over several years.

The ability to deploy assets quickly, either through the repo market or through outright sale, is also an important source of liquidity for the Group’s banking businesses. In addition to central bank reserves, the Group holds sizeable balances of high grade marketable debt securities as set out in table 1.34 which can be sold to provide, or used to secure, additional cash inflows should the need arise from either market counterparties or central bank facilities (Bank of England, European Central Bank and Federal Reserve).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Liquidity risk within the Insurance business may result from the inability to sell financial assets quickly at their fair values; or from an insurance liability falling due for payment earlier than expected; or from the inability to generate cash inflows as anticipated. The shareholder (Lloyds Banking Group) is exposed to liquidity risk through the shareholder business. This is predominantly the annuity portfolio, where the aim is to invest in assets such that the cash flows on investments will match those on the projected future liabilities. Unit-linked and with-profits funds are normally expected to meet their own liquidity obligations. The shareholder’s exposure to liquidity risk is actively managed and monitored within Insurance to ensure that, even under stress conditions, Insurance has sufficient liquidity as required to meet its obligations and remains within approved risk appetite. In addition, liquidity risk is controlled via approved funding and liquidity policies.

MONITORING

Liquidity is actively monitored at Group level. Routine reporting is in place to senior management and through the Group’s committee structure, in particular GALCO which meets monthly. In a stress situation the level of monitoring and reporting is increased commensurate with the nature of the stress event. Liquidity policies and procedures are subject to independent internal oversight.

Daily monitoring and control processes are in place to address internal and regulatory liquidity requirements. The Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to the Group. These are a mixture of quantitative and qualitative measures including daily variation of customer balances, changes in maturity profiles, cash outflows, funding concentration, changes in primary liquidity portfolio, credit default swap (CDS) spreads and changing funding costs.

In addition, the monitoring framework has two other important components:

–	Firstly, the Group carries out stress testing of its liquidity and potential cash flow mismatch position over both short (up to two weeks) and longer term (up to three months) horizons against a range of scenarios, including those prescribed by the PRA, (the idiosyncratic, market wide and combined stresses) and the Group’s own scenarios reflecting possible future liquidity risks. The Group’s scenarios cover US market disruption, market counterparty failure, UK sovereign rating downgrade and a Eurozone stress. The key risk driver assumptions applied to the scenarios are:

Liquidity risk driver	Market wide and Group specific stresses
Wholesale funding	Outflows calculated based on contractual maturity of wholesale funding with limited roll over
Marketable asset	Haircut widening and repos assumed not to roll on contractual maturity
Retail and commercial funding	Substantial outflows on customer deposit base
Intra-day liquidity	Liquidity required for clearing and payment systems under stressed conditions
Intra group liquidity	Requirements from the stressed position of subsidiaries
Off balance sheet	Stressed cash outflows from commitments granted. Specifically, commitments granted include the pipeline of new business awaiting completion as well as other standby or revolving credit facilities
Downgrade	Contractual outflows resulting from short and long-term rating downgrades
Franchise viability	Actions that need to be taken to maintain the Group’s core business franchise and reputation

The scenarios and the assumptions are reviewed at least annually to gain assurance that they continue to be relevant to the nature of the business. The Group’s liquidity risk appetite is calibrated against a number of stressed liquidity metrics. Liquidity stress tests are applied to the Group’s funding plan to project possible future stressed positions. The funding plan is also stressed against a range of macroeconomic scenarios, including those prescribed by the PRA under the Pillar 2 ‘anchor’ scenario. The Group also applies its own macroeconomic stress scenarios, including a one in 20 year recession.

–	Secondly, the Group maintains a Contingency Funding Plan which is designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing. Contingency Funding Plan invocation and escalation processes are based on analysis of five major quantitative and qualitative components, comprising assessment of: early warning indicators, prudential and regulatory liquidity risk limits and triggers, stress testing results, event and systemic indicators and market intelligence.

For further information on the Group’s 2013 stress testing results refer to page 115.

The planned introduction of the Liquidity Coverage Ratio (LCR – minimum requirement will begin at 60 per cent in January 2015 rising in equal annual steps of 10 per cent to reach 100 per cent in January 2019) and the Net Stable Funding Ratio (NSFR – 100 per cent minimum requirement in January 2018) contained within CRD IV are intended to raise the resilience of banks to potential liquidity shocks and provide the basis for a harmonised approach to liquidity risk management. The Group has invested considerable resource to ensure that it satisfies the governance, reporting and stress testing requirements of the PRA’s Individual Liquidity Adequacy Standards liquidity regime and will satisfy the LCR and NSFR requirements. The Group’s LCR and NSFR position is monitored and forecast. The Group notes the recommendation of the Financial Policy Committee on 18 June 2013 that, for UK banks, the minimum LCR requirement should be set at 80 per cent until 1 January 2015, rising thereafter to reach an LCR requirement of 100 per cent on 1 January 2018.

During the year, the individual entities within the Group, and the Group, complied with all of the external regulatory liquidity and funding requirements to which they are subject and expects to meet all future liquidity regulatory requirements as implemented by the PRA.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FUNDING AND LIQUIDITY MANAGEMENT IN 2013

The transformation of the Group funding position has been substantially completed. The continued run down of the asset portfolios outside of the Group’s risk appetite and the growth in customer deposits has strengthened the Group’s funding position and reduced exposure to wholesale funding. This strong funding position has enabled the Group to undertake a number of funding related actions during the course of the year. In May 2013 the Group repaid in full the remaining €3.5 billion of outstanding Long Term Refinancing Operation (LTRO) funding from the European Central Bank having earlier repaid €10 billion in February 2013. In addition to this, during 2013, the Group repaid other term funding totalling £12.6 billion early.

In 2009 the Group entered into a number of EU State aid related obligations, one of which was reductions in certain parts of its balance sheet by the end of 2014. The Group achieved the asset reduction commitment ahead of the mandated completion date and has received formal confirmation that it has been released from this commitment from the European Commission.

Market conditions continued to improve during 2013 along with investor confidence in the UK economy. The Group has experienced reduced term issuance costs and spreads on outstanding issuance have remained significantly narrower than previous years. As well as improved market conditions, rating changes for the Group were positive. A report from Standard & Poor’s published on 3 December 2013 affirmed the Lloyds Bank ‘A/A-1’ long/short-term rating and revised upwards the stand alone rating from ‘bbb’ to ‘bbb+’. The ratings action was reflective of, in the opinion of Standard & Poor’s, a strengthened capital position and stronger prospects for Lloyds Bank’s statutory earnings.

The combination of a strong balance sheet and access to a wide range of funding markets, including government schemes, provides the Group with a broad range of options with respect to funding the balance sheet in the future.

GROUP FUNDING SOURCES

Total funded assets reduced by £28.5 billion to £510.2 billion. This reduction enabled the Group to make changes in wholesale funding which reduced by £32.0 billion to £137.6 billion, with the volume with a residual maturity less than one year reducing to £44.2 billion (£50.6 billion at 31 December 2012). The Group’s term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) reduced to 68 per cent (70 per cent at 31 December 2012) as expected in line with maturities of wholesale term funding and limited term wholesale issuance in 2013.

The Group loan to deposit ratio has improved to 113 per cent compared with 121 per cent at 31 December 2012, driven by strong deposit growth and a reduction is assets outisde of the Group’s risk appetite. Excluding reverse repos and repos, loans and advances to customers reduced by £16.9 billion, customer deposits increased by £15.8 billion, and there was a continued reduction in assets outside of the Group’s risk appetite. (31 December 2013: £63.5 billion; 31 December 2012: £98.4 billion).

operating and financial reView and prospects

Table 1.32: Group funding position (audited)

	2013 £bn	2012 £bn [1]	Change %
Funding requirement
Loans and advances to customers[2]	495.2	512.1	(3)
Loans and advances to banks[3]	5.1	12.5	(59)
Debt securities	1.4	5.3	(74)
Reverse repurchase agreements	0.2	–
Available-for-sale financial assets – secondary[4]	4.4	5.3	(17)
Cash balances[5]	3.9	3.5	11
Funded assets	510.2	538.7	(5)
Other assets[6]	248.6	302.2	(18)
	758.8	840.9	(10)
On balance sheet primary liquidity assets[7]
Reverse repurchase agreements	0.1	5.8	(98)
Balances at central banks – primary[5]	46.0	76.8	(40)
Available-for-sale financial assets – primary	39.6	26.1	52
Trading and fair value through profit and loss	3.1	(9.4)
Repurchase agreements	(0.6)	(5.9)	(90)
	88.2	93.4	(6)
Total Group assets	847.0	934.3	(9)
Less: Other liabilities[6]	(227.5)	(277.8)	(18)
Funding requirement	619.5	656.5	(6)
Funded by
Customer deposits[8]	438.3	422.5	4
Wholesale funding[9]	137.6	169.6	(19)
	575.9	592.1	(3)
Repurchase agreements	4.3	21.8	(80)
Total equity	39.3	42.6	(8)
Total funding	619.5	656.5	(6)

[1]	Restated to reflect the implementation of IAS 19R and IFRS 10.

[2]	Excludes £0.1 billion (31 December 2012: £5.1 billion) of reverse repurchase agreements.

[3]	Excludes £20.1 billion (31 December 2012: £19.6 billion) of loans and advances to banks within the Insurance business and £0.2 billion (31 December 2012: £0.7 billion) of reverse repurchase agreements.

[4]	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).

[5]	Cash balances and balances at central banks – primary are combined in the Group’s balance sheet.

[6]	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.

[7]	Primary liquidity assets are PRA eligible liquid assets including UK Gilts, US Treasuries, Euro AAA government debt and unencumbered cash balances held at central banks.

[8]	Excluding repurchase agreements of £3.0 billion (31 December 2012: £4.4 billion).

[9]	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
112

operating and financial reView and prospects

Table 1.33: Reconciliation of Group funding figure to the balance sheet (audited)

	Included in funding analysis (above) £bn	Repos £bn	Fair value and other accounting methods £bn	Balance sheet £bn
At 31 December 2013
Deposits from banks	12.1	1.9	–	14.0
Debt securities in issue	91.6	–	(4.5)	87.1
Subordinated liabilities	33.9	–	(1.6)	32.3
Total wholesale funding	137.6	1.9
Customer deposits	438.3	3.0	–	441.3
Total	575.9	4.9
At 31 December 2012[1]
Deposits from banks	15.1	23.3	–	38.4
Debt securities in issue	120.4	–	(3.1)	117.3
Subordinated liabilities	34.1	–	–	34.1
Total wholesale funding	169.6	23.3
Customer deposits	422.5	4.4	–	426.9
Total	592.1	27.7

[1]	Restated to reflect the implementation of IAS 19R and IFRS 10.

Total wholesale funding by type and expected residual maturity is detailed below.

Table 1.34: Analysis of 2013 total wholsale funding by residual maturity (audited)

	Less than one month £bn	One to three months £bn	Three to six months £bn	Six to nine months £bn	Nine months to one year £bn	One to two years £bn	Two to five years £bn	More than five years £bn	Total at 31 Dec 2013 £bn	Total at 31 Dec 2012 £bn
Deposits from banks	9.5	0.6	0.3	–	0.7	0.3	0.2	0.5	12.1	15.1
Debt securities in issue:
Certificates of deposit	1.0	3.4	2.4	1.3	0.9	–	–	–	9.0	10.7
Commercial paper	2.3	2.0	0.4	–	0.1	–	–	–	4.8	7.9
Medium-term notes[1]	0.8	0.4	1.8	0.1	2.2	5.7	9.5	8.6	29.1	34.6
Covered bonds	0.9	–	0.7	–	3.0	3.3	8.8	12.7	29.4	38.7
Securitisation	2.8	–	0.9	–	3.3	7.7	4.6	–	19.3	28.5
	7.8	5.8	6.2	1.4	9.5	16.7	22.9	21.3	91.6	120.4
Subordinated liabilities	0.3	0.3	0.6	0.6	0.6	3.3	5.9	22.3	33.9	34.1
Total wholesale funding[2]	17.6	6.7	7.1	2.0	10.8	20.3	29.0	44.1	137.6	169.6

[1]	Medium-term notes include funding from the National Guarantee Scheme (31 December 2013: £1.4 billion; 31 December 2012: £1.4 billion).

[2]	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
113

operating and financial reView and prospects

Table 1.35: Total wholesale funding by currency (audited)

	Sterling £bn	US dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2013	44.4	36.1	48.7	8.4	137.6
At 31 December 2012	54.3	41.6	60.2	13.5	169.6

Table 1.36: Analysis of 2013 term issuance (audited)

	Sterling £bn	US dollar £bn	Euro £bn	Other currencies £bn	Total £bn
Securitisation	–	0.5	–	–	0.5
Medium-term notes	–	0.6	1.3	–	1.9
Private placements[1]	0.1	0.4	1.3	0.1	1.9
Total issuance	0.1	1.5	2.6	0.1	4.3

[1]	Private placements include structured bonds and term repurchase agreements (repos).

Term issuance for 2013 totalled £4.3 billion with the majority across medium-term notes and private placements. Utilisation of the UK government’s Funding for Lending Scheme (FLS) has further underlined the Group’s support to the UK economic recovery, and the Group remains committed to passing the benefits of this low cost funding on to its customers. The Group drew down £3.0 billion in 2012 and £5.0 billion in 2013 under the FLS scheme. A further £2.2 billion was drawn in January 2014, which under FLS rules, counts as funding from the 2013 scheme capacity.

Encumbered assets

The Board monitors and manages total balance sheet encumbrance via a risk appetite metric. During 2013 the Group had term issuance of £0.5 billion from securitisations and no issuance from covered bonds. Maturities have led to a reduction in externally held notes from residential mortgage backed securitisation and covered bond issuance. The table below summarises the assets encumbered through the Group’s external issuance transactions.

Table 1.36: Secured external issuance transactions

	Notes issued £bn	Assets encumbered[3] £bn
At 31 December 2013
Securitisations[1]	18.6	31.6
Covered bonds[2]	30.7	49.6
Total	49.3	81.2

At 31 December 2012
Securitisations[1]	28.0	46.3
Covered bonds[2]	40.7	56.9
Total	68.7	103.2

[1]	In addition the Group retained internally £38.3 billion (31 December 2012: £58.7 billion) of notes secured with £49.3 billion (31 December 2012: £71.9 billion) of assets.

[2]	In addition the Group retained internally £7.6 billion (31 December 2012: £26.3 billion) of notes secured with £12.5 billion (31 December 2012: £37.5 billion) of assets.

[3]	Pro-rated by programme (31 December 2012 number restated on this basis).

Total notes issued externally from secured programmes (asset backed securities and covered bonds) have fallen from £68.7 billion (assets encumbered £103.2 billion, pro rated by programme) at 31 December 2012 to £49.3 billion (assets encumbered £81.2 billion, pro rated by programme). A total of £45.9 billion (31 December 2012: £85.0 billion) of notes issued under securitisation and covered bond programmes have also been retained internally, most of which are held to provide a pool of collateral eligible for use at central bank liquidity facilities. This reduction in retained notes partially reflects the Group’s increased use of whole loans as eligible collateral at central banks.

The Group uses secured transactions to manage short-term cash and collateral needs. Further details on repo and collateral pledges are available in note 54: Financial risk management. Internally held notes, encumbered through repo activity or assets pledged, are included in these disclosure amounts. Details on the assets within asset-backed commercial paper (ABCP) conduits are available in note 22: Structured entities.

Liquidity portfolio

At 31 December 2013, the Group had £89.3 billion (2012: £87.6 billion) of highly liquid unencumbered assets in its primary liquidity portfolio which are available to meet cash and collateral outflows and PRA regulatory requirements, as illustrated in the table overleaf. In addition the Group had £105.4 billion (2012: £117.1 billion) of secondary liquidity which is eligible for use in a range of central bank or similar facilities. This liquidity is managed as a single pool in the centre and is under the control of the function charged with managing the liquidity of the Group. It is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

operating and financial reView and prospects

Table 1.37: Liquidity portfolio

	Primary liquidity	2013 £bn	2012 £bn	Average 2013 £bn	Average 2012 £bn
Central bank cash deposits		46.0	76.8	69.4	78.3
Government bonds		43.3	10.8	28.2	21.1
Total		89.3	87.6	97.6	99.4
Secondary liquidity	2013 £bn	2012 £bn	Average 2013 £bn	Average 2012 £bn
High-quality ABS/covered bonds[1]	1.4	2.8	2.0	2.1
Credit institution bonds[1]	0.4	3.4	1.2	2.8
Corporate bonds[1]	0.1	0.1	0.1	0.1
Own securities (retained issuance)	22.1	44.9	33.3	50.2
Other securities	4.3	5.0	4.8	8.3
Other[2]	77.1	60.9	75.2	49.8
Total	105.4	117.1	116.6	113.3
Total liquidity	194.7	204.7

[1]	Assets rated A- or above.

[2]	Includes other central bank eligible assets.

Table 1.38: Liquidity portfolio: currency

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2013
Primary liquidity	65.3	13.3	10.5	0.2	89.3
Secondary liquidity	100.4	0.8	4.0	0.2	105.4
Total	165.7	14.1	14.5	0.4	194.7
At 31 December 2012
Primary liquidity	42.2	7.2	36.5	1.7	87.6
Secondary liquidity	109.2	1.6	4.7	1.6	117.1
Total	151.4	8.8	41.2	3.3	204.7

Primary liquid assets of £89.3 billion represent approximately 4.2 times (3.5 times at 31 December 2012) the Group’s money market funding less than one year maturity (excluding derivative collateral margins and settlement accounts) and are approximately 2.0 times (1.7 times at 31 December 2012) all wholesale funding less than one year maturity, and thus provides a substantial buffer in the event of continued market dislocation.

In addition to primary liquidity holdings the Group has significant secondary liquidity holdings providing access to liquidity facilities at a number of central banks which the Group routinely makes use of as part of its normal liquidity management practices. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions. The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of primary and secondary liquid assets and expects to see some transition from primary to secondary assets over the course of 2014.

The Group notes that the Liquidity Coverage Ratio (LCR) will become the Pillar 1 standard for liquidity in the UK in 2015, and that the PRA has the ability to impose firm specific liquidity requirements. The European Commission is to adopt further legislation by 30 June 2014 to specify the definition, calibration, calculation and phase-in of the LCR for implementation in 2015. The Group expects to meet the new requirements ahead of the implementation dates.

Stress testing results

Internal stress testing results at 31 December 2013 show that the Group has liquidity resources representing 130.9 per cent of modelled outflows from all wholesale funding sources, retail and corporate deposits, intra-day requirements and rating dependent contracts under the Group’s most severe liquidity stress scenario (the three month PRA combined scenario).

The Group’s stress testing assumes that further credit rating downgrades may reduce investor appetite for some of the Group’s liability classes and therefore funding capacity. A hypothetical idiosyncratic two notch downgrade of the Group’s current long-term debt rating and accompanying short-term downgrade implemented instantaneously by all major rating agencies, could result in an outflow of £6.6 billion of cash over a period of up to one year, £3.0 billion of collateral posting related to customer financial contracts and £11.8 billion of collateral posting associated with secured funding. The Group’s internal liquidity risk appetite includes such a stress scenario. The stress scenario modelling demonstrates the Group has available liquidity resources to manage such an event.

operating and financial reView and prospects

contractual cash obligations

The following table sets out the amounts and maturities of Lloyds Banking Group’s contractual cash obligations at 31 December 2013.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m
Enhanced capital notes	–	–	–	8,938	8,938
Long-term debt – dated	1,088	2,071	1,834	11,288	16,281
Debt securities in issue	25,808	13,619	20,292	32,650	92,369
Finance leases	2	2	2	9	15
Operating leases	292	464	464	1,166	2,386
Capital commitments	345	–	–	–	345
Other purchase obligations	1,001	1,244	417	160	2,822
	28,536	17,400	23,009	54,211	123,156

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by the Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. The Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of at least £525 million to these schemes in 2014.

At 31 December 2013, Lloyds Banking Group also had £7,093 million of preference shares, preferred securities and undated subordinated liabilities outstanding.

At 31 December 2013, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary company, Lloyds Bank, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds Bank and HBOS to pay dividends going forward, or for Lloyds Bank or other Lloyds Banking Group companies to make loans to Lloyds Banking Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.

Off-balance sheet arrangements

A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments at 31 December 2013 is included in note 52 to the financial statements. These commitments are not included in Lloyds Banking Group’s consolidated balance sheet.

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

Lloyds Banking Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The contractual nominal amounts of these guarantees totalled £8,591 million at 31 December 2013 (with £4,233 million expiring within one year; £837 million between one and three years; £2,039 million between three and five years; and £1,482 million over five years).

Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2013, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation vehicles, Argento, Cancara and Grampian. These are funded in the global asset-backed commercial paper market. The assets and obligations of these conduits are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

Details of securitisations and other special purpose entity arrangements entered into by the Group are provided in notes  21 and 22 to the financial statements. The successful development of Lloyds Banking Group’s ability to securitise its own assets has provided a mechanism to tap a well established market, thereby diversifying Lloyds Banking Group’s funding base.

As indicated on page F-46, the Group’s securitisations include a number of synthetic securitisation arrangements. Synthetic securitisations use credit default swaps to transfer the credit risk of the underlying assets to a third party without transferring the funding requirement. As the prices of the underlying assets fall, this creates a credit risk on the third party which typically is not collateralised. The total notional amount of credit default swaps used for synthetic securitisation transactions at 31 December 2013 was £83 million.

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

RISK APPETITE

Capital risk appetite is set by the Board, reflecting the Group’s strategic plans, regulatory capital constraints and market expectations. It includes a number of minimum capital ratios in normal and stressed conditions as well as a specific measure for the Insurance business, set by the Insurance Board, taking account of the need to maintain regulatory solvency including appropriate management buffers. The Board and the Group Chief Executive, assisted by the Group Asset and Liability Committee and the Group Risk Committee, regularly review performance against the risk appetite. A key metric is the Group’s common equity tier 1 (CET1) capital ratio which the Group currently aims to maintain in excess of 10 per cent.

EXPOSURE

A capital exposure arises where the Group has insufficient capital resources to support its strategic objectives and plans, and to meet external stakeholder requirements and expectations. The Group’s capital management approach is focused on maintaining sufficient capital resources to prevent such exposures while optimising value for shareholders.

MEASUREMENT

The Group measures the amount of capital it holds using the regulatory framework. From 1 January 2014 this included the new Capital Requirements Directive and Regulation (CRD IV) as implemented in the UK by the Prudential Regulatory Authority (PRA) policy statement PS7/13. Prior to this date, and for the purposes of determining the Group’s capital resources and requirements at 31 December 2013, these have been based upon the modified Basel II framework as implemented by the PRA.

The regulatory minimum amounts of capital, under Pillar 1 of the Basel framework, are determined as percentages of the aggregate risk-weighted assets calculated in respect of credit risk, counterparty credit risk, operational risk and market risk (Trading Book), which are predominantly calculated using internal models that are prudently calibrated based on internal loss experience. The models are subject to a number of internal controls and external scrutiny from the PRA.

The minimum requirement for total capital is supplemented, under Pillar 2 of the regulatory framework, through the issuance of bank specific Individual Capital Guidance (ICG) which adjusts the Pillar 1 minimum for those risks not covered or not fully covered under Pillar 1. A key input into the PRA’s ICG setting process is a bank’s own assessment of the amount of capital it needs, a process known as the Internal Capital Adequacy Assessment Process. The Group has been set specific ICG by the PRA and maintains capital at a level which exceeds this requirement. From 1 January 2015, at least 56 per cent of the ICG must be covered by CET1 capital and at least 75 per cent must be covered by tier 1 capital.

As part of the capital planning process, capital positions are subjected to extensive stress analysis to determine the adequacy of the Group’s capital resources against the minimum requirements, including ICG, over the forecast period. The outputs from some of these stress analyses are used by the PRA to set a Capital Planning Buffer (CPB) for the Group. This comprises a minimum level of capital buffers over and above the minimum regulatory requirements that should be maintained in non-stressed conditions as mitigation against potential future periods of stress. The PRA requires the ICG and the CPB to remain confidential between the Group and the PRA.

MITIGATION

The Group has a capital management framework including policies and procedures that are designed to ensure that it operates within its risk appetite, continues to comply with regulatory requirements and is positioned to meet anticipated future changes to its capital requirements.

The Group is able to accumulate additional capital through profit retention, by raising equity via, for example, a rights issue or debt exchange and by raising tier 1 and tier 2 capital by issuing subordinated liabilities. The cost and availability of additional capital is dependent upon market conditions and perceptions at the time. The Group is also able to manage the demand for capital through management actions including adjusting its lending strategy, risk hedging strategies and through business disposals. If necessary, this can include limiting new business.

Additional measures to manage the Group’s capital position include seeking to strike an appropriate balance of capital held within its insurance and banking subsidiaries and through improving the quality of its capital through liability management exercises.

MONITORING

Capital is actively managed and regulatory ratios are a key factor in the Group’s planning processes and stress analyses. Five year forecasts of the Group’s capital position, based upon the Group’s operating plan, are produced at least annually to inform the Group’s capital strategy whilst shorter term forecasts are more frequently undertaken to understand and respond to variations of the Group’s actual performance against the plan. The capital plans are tested for capital adequacy using a range of stress scenarios covering adverse economic conditions as well as other adverse factors that could impact the Group and the Group maintains a Recovery Plan which sets out a range of potential mitigating actions that could be taken in response to a stress.

Capital policies and procedures are subject to independent oversight. Regular reporting of actual and projected ratios, including those in stressed scenarios, is undertaken, including submissions to the Group Asset and Liability Committee, the Group Risk Committee, Board Risk Committee and the Board.

The regulatory framework within which the Group operates continues to be enhanced as part of the global banking reforms.

Over the course of 2013 there have been significant regulatory developments in the area of capital and the related management. The principal changes relate to the finalisation of CRD IV and subsequent consultation and finalisation of PRA requirements for their implementation in the UK and the 2013 announcement that major UK banks are expected to meet specific targets on an adjusted basis for CET1 and leverage ratios. The Group notes the final statements from the PRA on the implementation of capital requirements in the UK and will continue to work with the regulator to ensure that the Group continues to meet the regulator’s capital expectations. The Group continuously evaluates the efficiency of its capital structure, management of which may result in significant one-off charges or gains, and its capital structure’s alignment with the regulatory

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

framework. With the adoption of CRD IV, the Group is considering opportunities to raise new Additional tier 1 securities which would rank senior to ordinary shares, and be automatically convertible into ordinary shares if the Group’s common equity tier 1 ratio fell below a specified trigger point.

Beyond CRD IV there have been a number of draft technical standards issued for consultation which relate to both capital and leverage and both Basel and European regulatory bodies continue to develop their thinking on both capital resources and capital requirement measures. Within the UK the PRA have been active in requiring enhanced capital standards and encouraging further disclosure developments and HM Treasury have been consulting on practical aspects of the application of a counter cyclical buffer.

The Group monitors these developments very closely, participating actively in the regulatory consultation processes and analysing the potential financial impacts to ensure that the Group continues to have a strong loss absorption capacity that exceeds the regulatory requirements and the Group’s risk appetite and is consistent with market expectations.

CAPITAL MANAGEMENT IN 2013

The Group made significant progress in further strengthening its capital position in 2013 through its strongly capital generative strategy, including capital-efficient profit generation, the release of capital through asset disposals outside of the Group’s risk appetite and the successful delivery of management actions.

–	Core tier 1 ratio, based on the capital regulations as at 31 December 2013, increased 2.0 percentage points from 12.0 per cent to 14.0 per cent.
–	Fully loaded CET1 ratio under the CRD IV rules increased to 10.0 per cent. The adjusted fully loaded CET1 ratio increased to 10.3 per cent.

Capital position at 31 December 2013

The Group’s capital position applying prevailing rules as at 31 December 2013 is set out in the following section. Additionally, information about the Group’s capital position on a CRD IV basis is set out on page 123.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.39: Capital resources (audited)
Capital resources	2013 £m	2012 £m [2]
Core tier 1
Shareholders’ equity per balance sheet	38,989	43,999
Non-controlling interests per balance sheet	347	685
Regulatory adjustments:
Regulatory adjustments to non-controlling interests	(315)	(628)
Adjustment for own credit	185	217
Defined benefit pension adjustment	(78)	(1,438)
Unrealised reserve on available-for-sale debt securities	750	(343)
Unrealised reserve on available-for-sale equity investments	(135)	(56)
Cash flow hedging reserve	1,055	(350)
Other items	452	33
	41,250	42,119
Less: deductions from core tier 1
Goodwill	(2,016)	(2,016)
Intangible assets	(1,799)	(2,091)
50 per cent excess of expected losses over impairment provisions	(373)	(636)
50 per cent of securitisation positions	(71)	(183)
Core tier 1 capital	36,991	37,193
Non-controlling preference shares[1]	1,060	1,568
Preferred securities[1]	3,982	4,039
Less: deductions from tier 1
50 per cent of material holdings	(3,859)	(46)
Total tier 1 capital	38,174	42,754
Tier 2
Undated subordinated debt	1,825	1,828
Dated subordinated debt	18,567	19,886
Unrealised gains on available-for-sale equity investments provisions	135	56
Eligible provisions	359	977
Less: deductions from tier 2
50 per cent excess of expected losses over impairment provisions	(373)	(636)
50 per cent of securitisation positions	(71)	(183)
50 per cent of material holdings	(3,859)	(46)
Total tier 2 capital	16,583	21,882
Supervisory deductions
Unconsolidated investments – life	–	(10,104)
– general insurance and other	–	(929)
Total supervisory deductions	–	(11,033)
Total capital resources	54,757	53,603
[1]	Covered by existing grandfathering provisions.

[2]	31 December 2012 comparatives have not been restated to reflect the implementation of IAS 19R and IFRS 10.
Table 1.41: Risk-weighted assets and capital ratios
	2013 £m	2012 £m	[1]
Risk-weighted assets	263,850	310,299
Core tier 1 capital ratio	14.0%	12.0%
Tier 1 capital ratio	14.5%	13.8%
Total capital ratio	20.8%	17.3%
[1]	31 December 2012 comparatives have not been restated to reflect the implementation of IAS 19R and IFRS 10.

The movements in core tier 1, tier 1, tier 2 and total capital in the period are shown below:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.40: Movements in capital
	Core tier 1 £m	Tier 1 £m	Tier 2 £m	Supervisory deductions £m	Total Capital £m
At 31 December 2012[1]	37,193	5,561	21,882	(11,033)	53,603
Loss attributable to ordinary shareholders	(838)	–	–	–	(838)
Share issuance	510	–	–	–	510
Pension movements:
Implementation of IAS 19R2	(1,258)	–	–	–	(1,258)
Deduction of pension asset	515	–	–	–	515
Movement through other comprehensive income	(108)	–	–	–	(108)
Goodwill and intangible assets deductions	292	–	–	–	292
Excess of expected losses over impairment provisions	263	–	263	–	526
Change in treatment of material holdings	–	(5,517)	(5,516)	11,033	–
Material holdings deduction	–	1,704	1,703	–	3,407
Eligible provisions	–	–	(618)	–	(618)
Subordinated debt movements:
Foreign exchange	–	40	98	–	138
New issuances	–	–	–	–	–
Repurchases, redemptions, amortisation and other	–	(605)	(1,420)	–	(2,025)
Other movements	422	–	191	–	613
At 31 December 2013	36,991	1,183	16,583	–	54,757
[1]	31 December 2012 comparatives have not been restated to reflect the implementation of IAS 19R and IFRS 10.

[2]	Includes the impact to other comprehensive income and movement in the retirement benefit asset.

Core tier 1 capital resources have decreased by £202 million in the period largely driven by movements relating to defined benefit pension schemes and attributable loss, partially offset by share issuances and reductions in excess expected losses and intangible assets. The movements relating to pension schemes primarily reflect the impact of the adoption of amendments to IAS 19, whereby valuation impacts relating to Group defined benefit schemes flow through other comprehensive income, partially offset by a reduction in the regulatory deduction of the defined benefit pension scheme asset.

Tier 1 and tier 2 capital resources have reduced primarily due to the reallocation of unconsolidated investments in Life and General Insurance businesses, which were previously deducted as supervisory deductions from total capital, to become deductions from tier 1 capital (50 per cent of the total) and tier 2 capital (also 50 per cent).

The material holdings deduction from capital, predominantly relating to the Group’s investment in its Insurance businesses, has reduced by £3,407 million during the period reflecting payment by the Insurance businesses to the banking group of dividends totalling £2,155 million, elements of the Group’s subordinated debt holdings in the Insurance business that have been repaid following the issuance of external subordinated debt in the period and the disposal of the Group’s holding in St. James’s Place.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.41: Risk-weighted assets
Risk-weighted assets	2013 £m	2012 £m
Divisional analysis of risk-weighted assets:
Retail	85,677	95,470
Commercial Banking	138,541	165,209
Wealth, Asset Finance and International	25,886	36,167
Group Operations and Central items	13,746	13,453
	263,850	310,299
Risk type analysis of risk-weighted assets:
Foundation Internal Ratings Based (IRB) approach	82,870	80,612
Retail IRB approach	85,139	91,445
Other IRB approach	9,221	12,396
IRB approach	177,230	184,453
Standardised approach	41,150	73,665
Credit risk	218,380	258,118
Counterparty credit risk	7,794	12,848
Operational risk	26,594	27,939
Market risk	11,082	11,394
Total risk-weighted assets	263,850	310,299

Retail risk-weighted assets reduced by £9.8 billion in the year primarily due to improvements in credit quality due to effective portfolio management and the impact of positive macroeconomic factors including favourable movements in UK house prices.

The reductions of risk-weighted assets of £26.7 billion in Commercial Banking and £10.3 billion in Wealth, Asset Finance and International primarily reflect a further reduction in assets outside of the Group’s risk appetite, the move to slotting models for Commercial Real Estate (CRE) businesses and the impact of macroeconomic factors.

The reduction in Standardised approach risk-weighted assets is largely due to the roll-out of new IRB approaches, predominantly the implementation of slotting models in the UK and Ireland, and disposals of assets outside of the Group’s risk appetite.

Counterparty credit risk-weighted assets reduced from £12.8 billion to £7.8 billion. Contributing to this reduction are mark-to-market changes, management actions and migration of portfolios to the Foundation IRB approach.

Table 1.42: Risk-weighted asset movement by key driver
	£bn	£bn
At 31 December 2012		310.3
Management of the balance sheet	(1.8)
Disposals	(20.7)
External economic factors	(15.4)
Model and methodology changes	3.2
Regulatory policy changes	(5.4)
Other	0.4
Credit risk-weighted asset movement		(39.7)
Counterparty credit risk-weighted asset movement		(5.1)
Operational risk weighted asset movement		(1.3)
Market risk-weighted asset movement		(0.3)
At 31 December 2013		263.9

The risk-weighted asset movements table provides an analysis of the movement in risk-weighted assets in 2013 and an insight in to the key drivers of the movements in credit risk risk-weighted assets over the course of the year as follows.

–	Management of the balance sheet includes risk-weighted asset movements arising from new lending and asset run-off. During 2013 there was a small risk-weighted asset reduction of £1.8 billion in this category.

–	Disposals include risk-weighted asset reductions arising from the sale of assets, portfolios and businesses. Disposals reduced risk-weighted assets by £20.7 billion, primarily reflecting disposals of assets outside of the Group’s risk appetite in Commercial Banking and Wealth, Asset Finance and International.

–	External economic factors captures movements driven by changes in the economic environment. The reduction in risk-weighted assets of £15.4 billion is mainly due to changes in underlying credit quality, favourable house price movements and exposures outside of the Group’s risk appetite moving into default under the Foundation IRB approach.
121

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Model and methodology changes include the movement in risk-weighted assets arising from new model implementation, model enhancement and changes in credit risk approach applied to certain portfolios. Model and methodology changes increased risk-weighted assets by £3.2 billion.

–	Regulatory policy changes represent changes required by regulatory authorities. Substantially all of the £5.4 billion reduction is due to the implementation of slotting models relating to Commercial Real Estate and other exposures in the UK and Ireland.

Within the categories above, risk-weighted asset movements can arise as a result of credit risk exposures becoming adjustments to capital resources, through expected losses, rather than being risk-weighted.

CRD IV

There have been significant developments in the prudential regulatory requirements for European banks during 2013 principally the finalisation of the rules which implement the Basel III regulatory reforms in the European Union (EU). The legislation (CRD IV) implementing these reforms in Europe comprises updated Capital Requirements Regulation (CRR) and Directive (CRD).

CRD IV is enacted in law and applicable in Europe from 1 January 2014. There are however a number of draft regulatory and implementing technical standards that the European Banking Authority (EBA) will implement following further consultation. These standards are intended to provide guidance in interpreting CRD IV text and the Group has not reflected the impact of these in its CRD IV estimates as it does not currently expect them to have a material impact on the capital position outlined below.

The CRD IV rule changes introduce a revised definition of regulatory capital, primarily focussed on Common Equity Tier 1 (CET 1) capital as the predominant form of going concern capital, with greater quantum to be held by banks. There are increased capital deductions and new regulatory adjustments affecting this higher tier of capital. The new rules also introduce revised eligibility requirements for capital instruments and increased risk-weighted assets (RWA) requirements, mainly for counterparty credit risk, and also allows for certain amounts of significant investments and deferred tax assets to be risk weighted.

The CRD IV reforms also include the introduction of a leverage ratio framework designed to reinforce risk based capital requirements with a simple, transparent, non-risk based ‘backstop’ measure. The leverage ratio is defined as tier 1 capital divided by the exposure measure. The Basel Committee will test the proposed 3 per cent minimum requirement for the leverage ratio and have proposed that final calibrations, and any further adjustments to the definition of the leverage ratio, will be completed by 2017, with a view to migrating to a Pillar 1 treatment on 1 January 2018.

The Group’s Pillar 3 Report, which is available on the Group’s website www.lloydsbankinggroup.com, is required under Basel II and sets out additional information relating to risk and capital management, principally focusing on capital resources and risk-weighted assets under the various regulatory approaches, includes further information on CRD IV.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.43: Capital position on CRD IV basis

Fully loaded
CRD IV rules
£m
At 31 December 2013
Common equity tier 1 (CET1)
Shareholders’ equity per balance sheet	38,989
Adjustment for insurance entity[1]	(1,917)
Regulatory adjustments:
Non-controlling interests	–
Unrealised reserves on available-for-sale assets	–
Other adjustments	1,295
38,367
less: deductions from common equity tier 1
Goodwill and other intangible assets[1]	(1,979)
Excess of expected losses over impairment provisions	(866)
Securitisation deductions	(141)
Significant investments[1]	(3,185)
Deferred tax assets	(5,155)
Common equity tier 1 capital	27,041
Adjustment in respect of the announced sales of Heidelberger Leben, Scottish Widows Investment Partnership and Sainsbury’s Bank	884
Adjusted common equity tier 1 capital	27,925

Risk-weighted assets	271,078
Adjustment in respect of the announced sales of Heidelberger Leben, Scottish Widows Investment Partnership and Sainsbury’s Bank	830
Adjusted risk-weighted assets	271,908
Common equity tier 1 capital ratio	10.0%
Adjusted common equity tier 1 capital ratio	10.3%

[1]	Removal of post-acquisition reserves impacts for Insurance business as under CRD IV, as implemented by PRA policy statement PS7/13, the deduction for significant investments in the equity of financial sector entities is based on cost of investment where previously this was based on net asset value. The overall impact of this change on the CRD IV ratios is negligible.

Adjusted CRD IV capital information includes the benefits of the announced sales of Heidelberger Leben, Scottish Widows Investment Partnership and Sainsbury’s Bank.

The CRD IV and adjusted CRD IV capital information set out in the table above constitutes non-GAAP measures as defined by the United States Securities and Exchange Commission’s Regulation G. Management uses this capital information as a measure of its capital adequacy and believes that it provides important information to investors because it uses the basis under which the Group expects to be regulated in the future. The Group’s capital and risk-weighted assets measured under regulatory rules prevailing at 31 December 2013 is the comparable measure for Regulation G purposes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The table below presents a reconciliation of the Group’s reported core tier 1 capital and RWA position at 31 December 2013 to the estimated fully loaded CET1 capital and estimated RWA position based on the Group’s interpretation of the final CRD IV regulation supplemented by PRA guidance.

	Risk-
	weighted		Capital
	assets	Capital	ratio
	£m	£m	£m
Under rules prevailing at 31 December 2013
Reported risk-weighted assets (RWAs)	263,850
Reported core tier 1 capital		36,991
Reported core tier 1 ratio			14.0%
Reconciliation to CRD IV basis
Removal of filters
– unrealised gains/(losses) on available-for-sale debt securities		(750)
– unrealised gains/(losses) on available-for-sale equity investments		135
Excess of expected losses over impairment provisions deducted 100% from CET1		(373)
Restriction of excess of impairment provisions over expected losses in defaulted portfolios		(349)
Securitisation positions deducted 100% from CET1		(71)
Deferred tax assets		(5,155)
Significant investments in CET1 capital of financial sector entities		(3,185)
Other CRD IV adjustments, including additional valuation adjustments		(202)
Credit valuation adjustment volatility	3,190
Significant investments below threshold, risk-weighted at 250%	6,899
Deferred tax assets below threshold, net of reversal of amounts risk-weighted under
31 December 2013 rules	(2,894)
Other CRD IV adjustments	33
Under CRD IV
Estimated total risk-weighted assets	271,078
Estimated CET1 capital under CRD IV		27,041
Estimated CET1 ratio			10.0%
Reconciliation to CRD (IV) adjusted
Adjustment in respect of the announced sales of Heidelberger Leben, Scottish Widows Investment Partnership and Sainsbury’s Bank	830	884
Under CRD (IV) adjusted
Estimated total risk-weighted assets	271,908
Estimated adjusted CET 1 capital under CRD IV		27,925
Estimated adjusted CET 1 ratio			10.3%

Capital management initiatives adopted by the Group have already contributed to improving the Group’s CET1 ratio during 2012 and 2013. Following these initiatives, the Group’s capital ratios are in line with or above its enhanced internal target well in advance of the mandated transition to CRD IV. Activities in 2013 have included the continuing run off and disposal of capital intensive portfolios including UK, Irish and Australian commercial real estate portfolios together with the disposal of a number of investments that do not form part of the Group’s ongoing strategy, principal among which was the sale of the Group’s holding in St James’s Place plc.

Although the effect of the CRD IV rules is shown on a fully loaded basis the CRD IV rules allow for a transition period up to 2019 to phase in the new deductions and regulatory adjustments to CET 1 and up to 2022 for phasing out the eligibility of certain subordinated debt instruments which will not qualify as capital under the new rules. The PRA has however issued final policy guidance on the implementation of CRD IV in the UK in November and December 2013 and has used the discretion granted to it by the European Commission to require a significant acceleration of the transition timetable for deductions and regulatory adjustments impacting at the CET 1 level. In practice there is very limited difference between the CET 1 definition that PRA has required is applied from 1 January 2014 and fully loaded CET 1.

Accordingly, the Group currently manages its capital position to meet an internal target CET1 ratio on a fully loaded basis for year ended 31 December 2013 and beyond. The Group will continue to manage its capital position to ensure that it exceeds current regulatory requirements and expects to meet future regulatory requirements. It will review its target capital ratios on an ongoing basis, reflecting any change in the regulatory environment as they develop.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LIFE INSURANCE BUSINESSES

The business transacted by the life insurance companies within the Group comprises unit-linked business, non-profit business and with-profits business. Several companies transact either unit-linked and/or non-profit business, but Scottish Widows plc (Scottish Widows) and Clerical Medical Investment Group Limited (Clerical Medical) hold the only With-Profit Funds managed by the Group.

BASIS OF DETERMINING REGULATORY CAPITAL OF THE LIFE INSURANCE BUSINESSES

Available capital resources

Available capital resources represent the excess of assets over liabilities calculated in accordance with detailed regulatory rules issued by the PRA.

Statutory basis: Assets are generally valued on a basis consistent with that used for accounting purposes (with the exception that, in certain cases, the value attributed to assets is limited) and which follows a market value approach where possible. If the market is not active, the Group establishes a fair value by using valuation techniques. Liabilities are calculated using a projection of future cash flows after making prudent assumptions about matters such as investment return, expenses and mortality. Discount rates used to value the liabilities are set with reference to the risk adjusted yields on the underlying assets in accordance with the PRA rules. Other assumptions are based on recent actual experience, supplemented by industry information where appropriate. The assessment of liabilities does not include future bonuses for with-profits policies that are at the discretion of management, but does include a value for policyholder options likely to be exercised.

Regulatory capital requirements

Each life insurance company must retain sufficient capital to meet the regulatory capital requirements mandated by the PRA; the basis of calculating the regulatory capital requirement is given below. Except for Scottish Widows and Clerical Medical, the regulatory capital requirement is a combination of amounts held in respect of actuarial reserves, sums at risk and maintenance expenses (the Long-Term Insurance Capital Requirement) and amounts required to cover various stress tests (the Resilience Capital Requirement). The regulatory capital requirement is deducted from the available capital resources to give statutory excess capital.

For Scottish Widows and Clerical Medical, no Resilience Capital Requirement is required. However, a further test is required in respect of the With-Profit Funds. This involves comparing the statutory basis of assessment with a realistic basis of assessment as described below.

Realistic basis: The PRA requires each life insurance company which contains a With-Profit Fund in excess of £500 million to also carry out a realistic valuation of that fund. The Group has two such funds; one within Scottish Widows and one within Clerical Medical. The word realistic in this context reflects the fact that assumptions are best-estimate as opposed to prudent. This realistic valuation is an assessment of the financial position of a With-Profit Fund calculated under a methodology prescribed by the PRA.

The valuation of with-profits assets in a With-Profit Fund on a realistic basis differs from the valuation on a statutory basis as, in respect of non-profit business written therein, it includes the present value of the anticipated future release of the prudent margins for adverse deviation. In addition, the realistic valuation uses the market value of assets without the limit affecting the statutory basis noted above. The realistic valuation of liabilities differs from the statutory basis in including an allowance for future bonuses whilst the value of options and guarantees are assessed using a stochastic simulation model which values these liabilities on a basis consistent with tradable market option contracts (a market-consistent basis). In calculating the realistic liabilities, the model also takes account of policyholder behaviour on a best-estimate basis and includes an adjustment to reflect future uncertainties where the exercise of options by policyholders might increase liabilities. Further details regarding the stochastic simulation model are given in the section entitled Options and guarantees on page 129.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Capital statement

The following table provides more detail regarding the capital resources available to meet regulatory capital requirements in the life insurance businesses. The figures quoted are based on management’s current expectations pending completion of the annual financial returns to the PRA.

Table 1.44: Capital resources (audited)

				UK Life
	Scottish Widows	Clerical Medical	UK Non-Profit	Shareholder	Overseas	Total
	With-Profit Fund	With-Profit Fund	Funds	Funds	Life Business	Life Business
	£m	£m	£m	£m	£m	£m
At 31 December 2013 (statutory basis)
Shareholders’ funds:
Held outside the long-term funds	–	–	–	2,362	4	2,366
Held within the long-term funds	–	–	6,139	–	181	6,320
Total shareholders’ funds	–	–	6,139	2,362	185	8,686
Adjustments onto a regulatory basis:
Unallocated surplus within insurance business	336	55	–	–	–	391
Value of in-force business	–	–	(4,117)	–	(80)	(4,197)
Other differences between IFRS and regulatory valuation of assets and liabilities	–	–	(430)	(2,659)	(23)	(3,112)
Estimated share of realistic liabilities consistent with the PRA reporting treatment	(389)	(55)	–	–	–	(444)
Qualifying loan capital	–	–	–	2,611	–	2,611
Support arrangement assets	210	–	(210)	–	–	–
Available capital resources	157	–	1,382	2,314	82	3,935
At 31 December 2012 (statutory basis)
Shareholders’ funds:
Held outside the long-term funds			6	1,791	562	2,359
Held within the long-term funds	–	–	6,259	–	225	6,484
Total shareholders’ funds	–	–	6,265	1,791	787	8,843
Adjustments onto a regulatory basis:
Unallocated surplus within insurance business	205	62	–	–	–	267
Value of in-force business	–	–	(5,056)	–	(718)	(5,774)
Other differences between IFRS and regulatory valuation of assets and liabilities	–	–	101	(175)	152	78
Estimated share of realistic liabilities consistent with the PRA reporting treatment	(305)	(62)	–	–	–	(367)
Qualifying loan capital	–	–	–	2,238	–	2,238
Support arrangement assets	190	–	(190)	–	–	–
Available capital resources	90	–	1,120	3,854	221	5,285

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

Requirement to maintain a Support Account: The Scheme requires the maintenance of a Support Account within the Non-Participating Fund. The quantum of the Support Account is calculated with reference to the value of assets backing current with-profits policies which also existed at the date of demutualisation. Under the Scheme assets can only be transferred from the Non-Participating Fund if the value of the remaining assets in the fund exceeds the value of the Support Account. Scottish Widows has obtained from the PRA permission to include the value of the Support Account or, if greater, the excess of realistic liabilities for business written before demutualisation over the relevant assets (subject to the Non-Participating Fund being able to cover this amount by its surplus admissible assets) in assessing the realistic value of assets available to the With-Profit Fund. At 31 December 2013 the estimated value of surplus admissible assets in the Non-Participating Fund was £1,902 million (2012: £1,430 million) and the estimated value of the Support Account was £nil (2012: £nil). However, at 31 December 2013, the excess of realistic liabilities of with-profits business written before demutualisation over the relevant assets was £54 million (2012: £62 million) which, in accordance with the PRA’s permission, has been used to assess the estimated value of realistic assets available to the With-Profit Fund (and has therefore reduced the value of the Non-Participating Fund’s surplus admissible assets by that amount).

Further Support Account: The Further Support Account is an extra tier of capital support for the with-profits policies in existence at the date of demutualisation. The Scheme requires that assets can only be transferred from the Non-Participating Fund if the economic value of the remaining assets in the fund exceeds the aggregate of the Support Account and Further Support Account. Unlike the Support Account test, the economic value used for this test includes both admissible assets and the present value of future profits of business written in the Non-Participating Fund or by any subsidiaries of that fund. The balance of the Further Support Account is expected to reduce to nil by the year 2030. At 31 December 2013, the estimated net economic value of the Non-Participating Fund and its subsidiaries for the purposes of this test was £6,784 million (2012: £5,647 million) and the estimated combined value of the Support Account and Further Support Account was £2,070 million (2012: £2,171 million).

Other restrictions in the Non-Participating Fund: In addition to the policies which existed at the date of demutualisation, the With-Profit Fund includes policies which have been written since that date. As a result of statements made to policyholders that investment policy will usually be the same for both types of business, there is an implicit requirement to hold additional regulatory assets in respect of the business written after demutualisation. The estimated amount required to provide such support at 31 December 2013 is £156 million (2012: £128 million). Scottish Widows has obtained from the PRA permission to include the value of this support in assessing the realistic value of assets available to the With-Profit Fund. There is a further test requiring that no amounts can be transferred from the Non-Participating Fund of Scottish Widows unless there are sufficient assets within the Long-Term Fund to meet both policyholders’ reasonable expectations in light of liabilities in force at a year-end and the new business expected to be written over the following year.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Movements in regulatory capital

The movements in the Group’s available capital resources in the life business can be analysed as follows:

Table 1.45: Movements in available capital resources

				UK Life
	Scottish Widows	Clerical Medical	UK Non-Profit	Shareholder	Overseas	Total
	With-Profit Fund	With-Profit Fund	Fund	Fund	Life Business	Life Business
	£m	£m	£m	£m	£m	£m
At 31 December 2012	90	–	1,120	3,854	221	5,285
Changes in estimations and in demographic assumptions used to measure life assurance liabilities	2	6	101	–	11	120
Dividends and capital transactions	–	–	(394)	(1,280)	(23)	(1,697)
Change in support arrangements	20	–	(20)	–	–	–
New business and other factors	45	(6)	732	(240)	60	591
Disposal of business	–	–	(157)	(20)	(187)	(364)
At 31 December 2013	157	–	1,382	2,314	82	3,935

With-Profit Funds

Available capital in the Scottish Widows With-Profit Fund has increased from £90 million at 31 December 2012 to an estimated £157 million at 31 December 2013 mainly due to a decrease in the liabilities of the non-transferred business (caused by model changes and positive investment returns). Available capital in the Clerical Medical With-Profit Fund is estimated to be zero at 31 December 2013 (no change from 31 December 2012). This is because the fund is in the process of distributing the free estate and all surplus will ultimately be distributed to policyholders.

UK Non-Profit Funds

Available capital in the UK Non-Profit Funds has increased from £1,120 million at 31 December 2012 to an estimated £1,382 million at 31 December 2013. This is mainly due to income on existing business offset by the impact of writing new business, positive investment returns, one-off transfers and an increase in provisions.

UK Life Shareholder Funds

Available capital in the UK Life Shareholder Funds has decreased from £3,854 million at 31 December 2012 to an estimated £2,314 million at 31 December 2013. The decrease mainly reflects the funding used to pay the dividend from Scottish Widows Group to Lloyds Bank.

Overseas life business

Available capital has decreased during 2013 due to a dividend payment which was partially offset by profits emerging on new and in force business.

Analysis of policyholder liabilities reported in the balance sheet in respect of the Group’s life insurance business is as follows. With-Profit Fund liabilities are valued in accordance with FRS 27.

Table 1.46: Analysis of policyholder liabilities

	Scottish Widows	Clerical Medical	UK Non-Profit	Overseas	Total
	With-Profit Fund	With-Profit Fund	Funds	Life Business	Life Business
	£m	£m	£m	£m	£m
At 31 December 2013
With-Profit Fund liabilities	13,539	7,427	–	–	20,966
Unit-linked business (excluding that accounted for as non-participating investment contracts)	–	–	45,310	4,064	49,374
Other life insurance business	–	–	11,702	–	11,702
Insurance and participating investment contract liabilities	13,539	7,427	57,012	4,064	82,042
Non-participating investment contract liabilities	–	–	26,722	868	27,590
Total policyholder liabilities	13,539	7,427	83,734	4,932	109,632
At 31 December 2012
With-Profit Fund liabilities	13,779	8,248	2	–	22,029
Unit-linked business (excluding that accounted for as non-participating investment contracts)	–	–	38,756	8,429	47,185
Other life insurance business	–	–	12,923	2	12,925
Insurance and participating investment contract liabilities	13,779	8,248	51,681	8,431	82,139
Non-participating investment contract liabilities	–	–	49,929	4,443	54,372
Total policyholder liabilities	13,779	8,248	101,610	12,874	136,511
128

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

For those policies written in Scottish Widows pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up within the With-Profit Fund of Scottish Widows called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2013 of £2.2 billion (2012: £2.1 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

As noted above, under the realistic capital regime of the PRA, the liabilities of both the Clerical Medical and Scottish Widows With-Profit Funds are valued using a market-consistent stochastic simulation model. This model is used in order to place a value on the options and guarantees which captures both their intrinsic value and their time value.

The most significant economic assumptions included in the model are:

–	Risk-free yield. The risk-free yield is defined as spot yields derived from swap yield curves.

–	Investment volatility. The calibration of the stochastic simulation model uses implied volatilities of derivatives where possible, or historical observed volatility where it is not possible to observe meaningful prices. For example, at 31 December 2013, the 10 year equity-implied at-the-money assumption was set at 22.1 per cent (2012: 26.3 per cent). The assumption for property volatility was 15 per cent (2012: 15 per cent). The volatility of interest rates has been calibrated to the implied volatility of swaptions which was broadly 17 per cent (2012: 18 per cent).

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

Options and guarantees outside the With-Profit Funds

A number of typical guarantees are provided outside the With-Profit Funds such as guaranteed payments on death (e.g. term assurance) or guaranteed income for life (e.g. annuities). In addition, certain personal pension policyholders in Scottish Widows, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £63 million (2012: £56 million) in respect of those guarantees. If future salary growth were 0.5 per cent per annum greater than assumed, the liability would increase by approximately £1 million. If yields were 0.5 per cent lower than assumed, the liability would increase by approximately £9 million.

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

EXPOSURES

The Group periodically experiences material regulatory breaches outside its risk appetite. Regulatory exposure is also driven by the significant volume of current legislation and regulation within the UK and overseas with which the Group has to comply, along with new or proposed legislation and regulation which needs to be interpreted, implemented and embedded into day-to-day operational and business practices across the Group. This is particularly the case currently: the industry still continues to witness increased levels of government and regulatory intervention in the banking sector with an increasing number of regulatory rules from both the UK and overseas affecting the Group’s operations. It is clear that regulatory challenges remain, including the area of conduct where the Group accepted the findings of the FCA investigation into its historic Bancassurance incentive schemes, and agreed to pay a fine of £28 million in 2013. The Group has made significant changes to its incentive schemes since the period relating to the fine.

MEASUREMENT

Regulatory risks are measured against a set of risk appetite metrics, with appropriate thresholds, which have been approved by the Board and which are regularly reviewed and monitored. Metrics include assessments of control and material regulatory rule breaches.

MITIGATION

Mitigation is undertaken across the Group and comprises the following key components:

–	Risks are assessed by the business and controls put in place to mitigate them;

–	Enhanced regulatory reporting;

–	Regulatory horizon scanning;

–	Oversight and assurance of the regulatory risks within the business;

–	Quality assurance theme reviews to assess compliance with rules, regulations and policies;

–	Continued investment in the Group’s IT systems is enabling the Group to meet its regulatory commitments;

–	Senior business leaders monitor the progress of these assessments and mitigations;

–	Material risks and issues are escalated to Group-level bodies which challenge the business on its management of risks and issues; and

–	Mandated policies and processes require minimum control frameworks, management information and standards to be implemented.

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

RISK APPETITE

Insurance risk appetite is defined with regard to the quantum and composition of insurance risk that exists currently in the Group and the Group’s risk preferences. Insurance risk appetite in the Insurance business is set by the Insurance Board and includes maximum earnings exposures to longevity and persistency risk in defined stresses. Insurance risk appetite for longevity in the defined benefit pension schemes is set by the Board using two key metrics: a one year increase to life expectancy and a combined market and longevity stress.

EXPOSURES

The major sources of insurance risk within the Group are the Insurance business and the Group’s defined benefit pension schemes. The nature of Insurance business involves the accepting of insurance risks which relate primarily to mortality, longevity, morbidity, persistency and expenses for the life and pension business, and property and unemployment for the general insurance business. The prime insurance risk of the Group’s defined benefit pension schemes is related to longevity. As with any business, the Group is exposed to a number of insurance events, some of which are covered by bespoke corporate insurance policies.

MEASUREMENT

Insurance risks are measured using a variety of techniques including stress and scenario testing, and where appropriate, stochastic modelling. Current and potential future insurance risk exposures are assessed and aggregated on a range of stresses including risk measures based on 1-in-200 year stresses for Insurance’s Individual Capital Assessment (Group defined benefit pension schemes utilise 1-in-20 year stresses) and other supporting measures where appropriate, including those set out in notes 36 and 37 to the financial statements.

MITIGATION

A key element of the control framework is the consideration of insurance risk by an appropriate combination of high level committees and Boards. For the Insurance business the ultimate control body is the Insurance Board but significant risks from Insurance and the defined benefit pensions schemes are reviewed by the Group Executive and Group Risk Committees and/or Board. Governance of the Group’s defined benefit pension schemes also includes two specialist pension committees (one Group Executive sub committee and a supporting management committee).

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

The most significant insurance risks within the Insurance business are longevity risk, persistency risk and expenses. The merits of longevity risk transfer and hedging solutions are regularly reviewed. It is not possible to hedge persistency risk. General insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements which are broadly spread over different reinsurers. Detailed modelling, including that of the potential losses under various catastrophe scenarios, supports the choice of reinsurance arrangements. Appropriate reinsurance arrangements also apply within the life and pensions businesses with significant mortality risk and morbidity risk being transferred to the Group’s chosen reinsurers. The most significant insurance risk in the defined benefit pension schemes is longevity risk. The merits of longevity risk transfer and hedging solutions are regularly reviewed.

The Group’s exposure to accumulations of risk and events (including possible catastrophes) is mitigated by insurance arrangements spread over different insurers. Detailed analysis, including that of the potential losses under various catastrophe scenarios, supports the choice of insurance arrangements.

MONITORING

Ongoing monitoring is in place to track the progression of insurance risks. In respect of the Insurance business this involves monitoring relevant experiences against expectations (for example claims experience, persistency experience, expenses and non-disclosure at the point of sale) as well as tracking the progression of insurance risk capital against limits and the sensitivity of profit before tax to the most significant insurance risks persistency and longevity. The effectiveness of controls put in place to manage insurance risk is evaluated and significant divergences from experience or movements in risk exposures are investigated and remedial action taken. Progress against risk appetite metrics in respect of longevity risk in the Group’s defined benefit pension schemes is regularly reported and reviewed by the relevant committees.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

PEOPLE RISK

DEFINITION

People risk is defined as the risk that the Group fails to lead, manage and enable colleagues to deliver to customers, shareholders and regulators leading to reductions in earnings and/or value.

RISK APPETITE

The Group’s people risk appetite and corresponding measures are reviewed and approved annually by the Board to enable the Group to lead responsibly and proficiently, manage people resource effectively, support and develop colleague talent, and meet legal and regulatory obligations related to its people.

To achieve this, the Group has developed and implemented policies and processes that provide a framework where the Group’s businesses and colleagues can operate in accordance with the laws, regulations and voluntary codes that apply to the Group and its activities.

EXPOSURES

The Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives and to be the best bank for customers. Over the coming year the Group anticipates the following key people risk exposures:

–	Retention of colleague talent within key populations in the context of a more active employment market;

–	The Group’s reward scheme compliance and talent attraction may be impacted by regulatory changes to remuneration governance and the Approved Persons regime; and

–	Colleague engagement may be challenged by ongoing media attention on banking sector culture, sales practices and ethical conduct.

MEASUREMENT

People risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of people risk for the Group. In addition to risk appetite measures, people risks and controls are monitored across individual Divisions and business units. Divisional metrics are calibrated against the Group’s risk appetite and monitored on a monthly basis via the Group’s risk reporting structure.

MITIGATION

The Group takes many mitigating actions with respect to people risk. Key areas of focus include:

–	Strengthening the risk and customer focused culture amongst colleagues by developing and delivering initiatives that reinforce behaviours to generate the best possible long-term outcomes for customers and colleagues;

–	Embedding the Group’s Codes of Personal and Business Responsibility across the Group;

–	Reviewing and developing incentives to ensure they promote colleagues behaviours that meet customer needs and regulatory expectations;

–	Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning;

–	Maintaining focus on people risk management across the Group; and

–	Ensuring compliance with legal and regulatory requirements related to Approved Persons and the Remuneration Code, and embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities.

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

RISK APPETITE

The risk appetite is set by the Board and reviewed on an annual basis or more frequently. It includes complying with statutory and regulatory reporting requirements and compliance with tax legislation in the jurisdictions in which the Group operates.

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

MITIGATION

The Group maintains a system of internal controls, which is designed to:

–	ensure that accounting policies are consistently applied, transactions are recorded and undertaken in accordance with delegated authorities, that assets are safeguarded and liabilities are properly recorded;

–	enable the calculation, preparation and reporting of financial, prudential regulatory and tax outcomes in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements; and

–	ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements and as far as possible are consistent with best practice and in compliance with the British Bankers’ Association Code for Financial Reporting Disclosure.

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

The Group has a Disclosure Committee which assists the Group Chief Executive and Group Finance Director in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements. In addition, the Audit Committee reviews the quality and acceptability of the Group’s financial disclosures. For further information on the Audit Committee’s responsibilities relating to financial reporting see pages 176 to 177.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GOVERNANCE RISK

DEFINITION

Governance risk is defined as the risk that the Group’s organisational infrastructure fails to provide robust oversight of decision making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

RISK APPETITE

Governance risk appetite is defined and embedded through the Group’s Governance Principle and Policy which are reviewed and approved by the Board on an annual basis. The Group has governance arrangements that support the effective long-term operation of the business, maximise shareholder value and meet regulatory and social expectations.

EXPOSURE

The internal governance arrangements of major financial institutions continue to be subject to a high level of regulatory and public scrutiny. The Group’s exposure to governance risk is also reflective of the significant volume of existing and proposed legislation and regulation within the UK and overseas with which it must comply. Risk governance and risk culture are mutually reinforcing.

MEASUREMENT

The Group’s governance arrangements are assessed against new or proposed legislation and regulation and best practice among peer organisations in order to identify any areas of enhancement required.

MITIGATION

The Group’s Risk Management Framework establishes robust arrangements for risk governance, in particular by:

–	defining individual and collective accountabilities for risk management, risk oversight and risk assurance through a Three Lines of Defence model which supports the discharge of responsibilities to customers, shareholders and regulators;

–	outlining governance arrangements which articulate the enterprise-wide approach to risk management; and

–	supporting a consistent approach to Group-wide behaviour and risk decision-making through a Group Policy Framework which helps everyone understand their responsibilities by clearly articulating and communicating rules, boundaries and risk appetite measures which can be controlled, enforced and monitored.

The Ethics and Responsible Business Policy and supporting Codes of Personal Responsibility and Business Responsibility embody the Group’s values and reflect its commitment to operating responsibly and ethically both at a business and an individual level. All colleagues are required to adhere to the Codes in all aspects of their roles.

Driving adherence to the Group’s Risk Management framework goes ‘hand in glove’ with its approach to risk culture which is embedded in the Group’s approach to recruitment, selection, training, performance management and reward.

MONITORING

A review of the Group’s Risk Management Framework, which includes the status of the Group’s Principles and Policy Framework, and the design and operational effectiveness of key governance committees, is undertaken on an annual basis and the findings are reported to the Group Risk Committee, Board Risk Committee and the Board.

In addition, in 2013 the Group undertook a review of the findings of the Barclays Salz Review to ensure the Salz recommendations were factored into the Group’s current approach to governance and ongoing initiatives. A further review will be undertaken in 2014.

For further information on Corporate Governance see pages 164 to 185.

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

	2013 Book value £m	2013 Valuation £m	2012 Book value £m	[1]	2012 Valuation £m	[1]	2011 Book value £m	2011 Valuation £m
Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	922	922	1,097		1,097		1,506	1,506
Other government securities	19,767	19,767	20,248		20,248		21,861	21,861
Other public sector securities	2,197	2,197	1,056		1,056		1,183	1,183
Bank and building society certificates of deposit	1,491	1,491	3,394		3,394		3,248	3,248
Mortgage-backed securities	798	798	925		925		711	711
Other asset-backed securities	927	927	1,913		1,913		1,986	1,986
Corporate and other debt securities	20,620	20,620	27,559		27,559		21,858	21,858
Treasury bills and other bills	115	115	430		430		299	299
Equity shares	66,403	66,403	89,447		89,447		75,737	75,737
	113,240	113,240	146,069		146,069		128,389	128,389
Available-for-sale financial assets
US treasury and US government agencies	6,594	6,594	7,355		7,355		6,206	6,206
Other government securities	31,696	31,696	18,200		18,200		19,030	19,030
Other public sector securities	–	–	–		–		27	27
Bank and building society certificates of deposit	208	208	188		188		366	366
Mortgage-backed securities	1,263	1,263	1,524		1,524		1,803	1,803
Other asset-backed securities	915	915	760		760		1,064	1,064
Corporate and other debt securities	1,855	1,855	1,848		1,848		5,245	5,245
Treasury bills and other bills	875	875	971		971		1,727	1,727
Equity shares	570	570	528		528		1,938	1,938
	43,976	43,976	31,374		31,374		37,406	37,406
Held-to-maturity investments
US treasury and US government agencies	–	–	–		–		1,562	1,562
Other government securities	–	–	–		–		6,536	6,582
	–	–	–		–		8,098	8,144
Debt securities classified as loans and receivables
Mortgage-backed securities	333	285	3,927		3,095		7,179	5,739
Other asset-backed securities	740	668	1,150		964		5,030	4,781
Corporate and other debt securities	407	298	402		329		537	433
	1,480	1,251	5,479		4,388		12,746	10,953
Allowance for impairment losses	(125)	–	(206)		–		(276)	–
	1,355	1,251	5,273		4,388		12,470	10,953

[1]	Restated – see note 1 on page F-11.
135

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Maturities and weighted average yields of interest-bearing securities

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2013 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	82	1.8	484	1.9	181	1.3	175	3.9
Other government securities	1,707	2.3	3,053	3.0	3,170	3.0	11,837	3.1
Other public sector securities	42	3.6	199	4.8	308	6.8	1,648	5.8
Bank and building society certificates of deposit	1,491	0.9	–	–	–	–	–	–
Mortgage-backed securities	–	–	3	0.0	19	4.7	776	4.7
Other asset-backed securities	10	2.0	102	4.4	159	1.8	656	5.8
Corporate and other debt securities	1,760	5.7	3,629	4.5	4,045	4.8	11,186	5.2
Treasury bills and other bills	115	1.3	–	–	–	–	–	–
	5,207		7,470		7,882		26,278
Available-for-sale financial assets
US treasury and US government agencies	–	–	1,341	0.4	3,443	2.8	1,810	6.5
Other government securities	–	–	1,478	2.4	14,144	3.6	16,074	4.2
Bank and building society certificates of deposit	208	0.1	–	–	–	–	–	–
Mortgage-backed securities	220	1.8	664	1.7	33	0.9	346	0.7
Other asset-backed securities	–	–	245	0.6	189	0.7	481	0.8
Corporate and other debt securities	36	0.0	1,137	1.8	682	3.6	–	–
Treasury bills and other bills	875	1.6	–	–	–	–	–	–
	1,339		4,865		18,491		18,711
Debt securities classified as loans and receivables
Mortgage-backed securities	43	0.1	–	–	30	1.9	260	0.4
Other asset-backed securities	–	–	–	–	520	1.1	220	2.2
Corporate and other debt securities	179	0.9	162	5.8	–	–	66	2.9
	222		162		550		546

The Group’s investment holdings at 31 December 2013 include £35,520 million due from the UK government and its agencies and £7,517 million due from the US government and its agencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS AT 31 DECEMBER 2013

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2013. Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five years £m	Total £m
Loans and advances to banks	22,734	2,171	460	25,365
Loans and advances to customers:
Mortgages	6,488	28,232	300,891	335,611
Other personal lending	16,565	6,050	615	23,230
Property companies	14,268	12,445	17,564	44,277
Financial, business and other services	16,346	18,927	9,534	44,807
Transport, distribution and hotels	9,018	7,363	5,913	22,294
Manufacturing	3,691	2,862	1,097	7,650
Other	9,141	11,397	8,840	29,378
Total loans	98,251	89,447	344,914	532,612
Of which:
Fixed interest rate	14,826	18,659	94,240	127,725
Variable interest rate	83,425	70,788	250,674	404,887

DEPOSITS

The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2013 Average balance £m	2013 Average rate %	2012 Average balance £m	2012 Average rate %	2011 Average balance £m	2011 Average rate %
Non-interest bearing demand deposits	35,994	–	30,039	–	31,519	–
Interest-bearing demand deposits	75,704	0.55	73,092	0.49	71,527	0.50
Savings deposits	266,122	1.93	269,489	2.13	247,062	2.03
Time deposits	57,292	1.02	51,239	1.02	46,829	1.50
Total average deposits	435,112	1.41	423,859	1.57	396,937	1.53

Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013. The analysis of the Group’s average customer deposits for 2012 and 2011 between domestic and foreign offices is as follows:

	Domestic		Foreign		Total
2012	Average balance £m	Average rate %	Average balance £m	Average rate %	Average balance £m	Average rate %
Non-interest bearing demand deposits	28,989	–	1,050	–	30,039	–
Interest-bearing demand deposits	72,138	0.49	954	0.42	73,092	0.49
Savings deposits	249,968	2.11	19,521	2.41	269,489	2.13
Time deposits	48,725	0.97	2,514	2.11	51,239	1.02
Total deposits	399,820	1.53	24,039	2.19	423,859	1.57

	Domestic		Foreign		Total
2011	Average balance £m	Average rate %	Average balance £m	Average rate %	Average balance £m	Average rate %
Non-interest bearing demand deposits	30,606	–	913	–	31,519	–
Interest-bearing demand deposits	70,579	0.50	948	0.11	71,527	0.50
Savings deposits	236,518	2.01	10,544	2.54	247,062	2.03
Time deposits	43,665	1.48	3,164	1.80	46,829	1.50
Total deposits	381,368	1.51	15,569	2.09	396,937	1.53
137

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS

The following table gives details of the Group’s certificates of deposit issued and other time deposits at 31 December 2013 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity. Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
Certificates of deposit	4,460	2,398	1,983	25	8,866
Time deposits	6,752	6,985	7,522	6,506	27,765
Total	11,212	9,383	9,505	6,531	36,631

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

The following tables give details of these significant short-term borrowings of the Group for each of the past three years.

	2013 £m	2012 £m	2011 £m
Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	4,852	27,801	22,385
Average balance for the year	6,515	16,702	24,108
Maximum balance during the year	27,801	27,801	35,162
Average interest rate during the year	1.2%	1.5%	1.4%
Interest rate at the year end	0.6%	1.0%	0.9%
Certificates of deposit issued
Balance at the year end	8,866	11,087	27,994
Average balance for the year	13,145	19,493	46,203
Maximum balance during the year	14,343	30,662	52,966
Average interest rate during the year	0.9%	1.3%	1.1%
Interest rate at the year end	0.6%	1.1%	1.2%
Commercial paper
Balance at the year end	5,035	7,897	18,091
Average balance for the year	10,878	10,905	29,182
Maximum balance during the year	18,313	11,301	35,209
Average interest rate during the year	0.5%	0.6%	0.6%
Interest rate at the year end	0.5%	0.4%	0.6%
Securitisation notes
Balance at the year end	18,613	28,059	37,412
Average balance for the year	22,246	30,349	35,378
Maximum balance during the year	28,059	33,986	40,742
Average interest rate during the year	2.4%	2.9%	2.9%
Interest rate at the year end	2.0%	2.0%	2.3%
Covered bonds
Balance at the year end	30,667	40,673	38,196
Average balance for the year	37,138	41,181	37,283
Maximum balance during the year	40,673	42,341	40,033
Average interest rate during the year	3.7%	4.5%	4.7%
Interest rate at the year end	4.2%	4.0%	3.6%
138

MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The Group is led by the Board comprising executive and non-executive directors with wide experience. The appointment of directors is considered by the Nomination and Governance Committee and approved by the Board. Following the provisions in the articles of association, directors must stand for election by the shareholders at the first annual general meeting following their appointment and must retire, and may stand for re-election by the shareholders, at each annual general meeting thereafter. Independent non-executive directors are appointed for three-year renewable terms, which may, in accordance with the articles of association, be terminated without notice or payment of compensation.

The Board meets regularly. In 2013, a total of ten Board meetings were held, eight of which were scheduled at the start of the year.

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

Chairman (retiring on 3 April 2014)

Chairman of the Nomination & Governance Committee. Member of the Remuneration Committee and the Risk Committee.

Sir Winfried joined the Board in September 2009. He has substantial experience of leading complex international boards in the UK and the US. His background spans a range of sectors, including banking and capital markets, finance and government regulation and public policy. Sir Winfried is a highly respected leader with the proven experience and judgement who has led the Board of Lloyds Banking Group during a period of significant progress over the past four years. Sir Winfried has a BA in Commerce from the University of the Witwatersrand, a Doctorate in Science, Honoris Causa, from City University and was made a Johnson Honorary Fellow of the University of Oxford. He is a Non-Executive Director of Eli Lilly and Company and The McGraw Hill Companies Inc. He is Chairman of the Advisory Council of TheCityUK, a Member of the Akbank International Advisory Board and from 1 May 2014, will be Chairman of the Financial Reporting Council. Sir Winfried was appointed Chairman of Citigroup Europe in 2000. He became the acting Chief Executive Officer of Citigroup Inc. in 2007 and was subsequently appointed as Chairman in the same year until his retirement in February 2009. Prior to this, he was the Group Chief Executive and then Chairman of Schroders.

LORD BLACKWELL

Chairman (from 3 April 2014) and Independent Director

Chairman of Scottish Widows Group. Member of the Audit Committee, the Risk Committee and the Nomination & Governance Committee.

Lord Blackwell joined the Board in June 2012. He has extensive insurance, banking, regulatory and public policy experience gained from senior positions in a wide range of industries. Lord Blackwell’s deep financial services knowledge and experience, leadership qualities and credibility with key stakeholders made him the unanimous choice of the Board to succeed Sir Winfried as Chairman of Lloyds Banking Group. Lord Blackwell has an MA in Natural Sciences from the University of Cambridge, and a Ph.D in Finance and Economics and an MBA from the University of Pennsylvania. He is the Chairman of Interserve plc. He is a Non-Executive Director of Ofcom (until the end of March 2014) and Halma plc. Lord Blackwell is a former Senior Independent Director of Standard Life and chaired their UK Life and Pensions Board. He was a Non-Executive Director of Dixons Group and SEGRO, a member of the Board of the Centre for Policy Studies and a Non-Executive Member of the Office of Fair Trading. He was a partner of McKinsey & Co. and a Director of Group Development at NatWest Group. From 1995 to 1997, Lord Blackwell was Head of the Prime Minister’s Policy Unit and was appointed a Life Peer in 1997.

DAVID ROBERTS

Deputy Chairman and Independent Director

Chairman of the Risk Committee. Member of the Audit Committee, the Remuneration Committee and the Nomination & Governance Committee.

David Roberts joined the Board in March 2010. He has many years of experience at board and executive management level in retail and commercial banking in the UK and internationally. As Chair of the Risk Committee, he has a deep understanding of risk management, underpinned by recent, in-depth knowledge of all aspects of banking operations. David’s valuable contributions to the deliberations of the Board and Committee meetings, combined with natural leadership qualities, make him an effective Deputy Chairman. David has a Diploma in Marketing from the Chartered Institute of Marketing, a degree in Mathematics & Applications from Birmingham University and an MBA from the University of Reading. David is a member of the Strategy Board of Henley Business School. He joined Barclays in 1983 and held various senior management positions

139

MANAGEMENT AND EMPLOYEES

culminating in Executive Director, member of the Group Executive Committee and Chief Executive, International Retail and Commercial Banking, a position which he held until December 2006. He is a former Non-Executive Director of BAA and Absa Group and was Chairman and Chief Executive of BAWAG P.S.K. AG.

CAROLYN FAIRBAIRN

Independent Director

Member of the Audit Committee and the Remuneration Committee

Carolyn Fairbairn joined the Board in June 2012. She has extensive digital and on-line, government and regulatory experience gained across a range of sectors including media and financial services. With her broad experience and strong analytical mind, Carolyn plays an active part in reviewing the strategy of the Board and contributing to the debate at Board and Committee meetings. Carolyn has a BA in Economics from the University of Cambridge, an MA in International Relations from the University of Pennsylvania and an MBA from INSEAD. Carolyn is a Non-Executive Director of The Vitec Group and is the Chairman of its Remuneration Committee. She is a trustee of Marie Curie and a Non-Executive Director of the Competition and Markets Authority and the UK Statistics Authority. Carolyn was a Non-Executive Director of the Financial Services Authority and chaired their Risk Committee, a Director of Group Development and Strategy at ITV plc and Director of Strategy and a member of the Executive Board at the BBC. She is a former partner of McKinsey & Co. and was a policy adviser in the Prime Minister’s Policy Unit. Carolyn began her career as an Economist at the World Bank.

ANITA FREW

Independent Director

Member of the Audit Committee, the Risk Committee and the Nomination & Governance Committee

Anita Frew joined the Board in December 2010. She has extensive board, financial and general management experience across a range of sectors, including banking, asset management, manufacturing and utilities. Her breadth of experience and strong leadership qualities make her an effective Non-Executive Director. Anita is the Chairman of the Responsible Business Committee. She has a BA (Hons) in Business from the University of Strathclyde and a MRes in Humanities and Philosophy from the University of London. Anita is the Chairman of Victrex plc, having previously been its Senior Independent Director, and is a Senior Independent Director of Aberdeen Asset Management and IMI. Anita was an Executive Director of Abbott Mead Vickers, Director of Corporate Development at WPP Group and a Non-Executive Director of Northumbrian Water. She has held various investment and marketing roles at Scottish Provident and the Royal Bank of Scotland.

DYFRIG JOHN, CBE

Independent Director

Member of the Audit Committee and the Risk Committee

Dyfrig John joined the Board on 1 January 2014. He spent his career in banking, principally at HSBC where he worked for 37 years. During that time he held a number of senior management and Board positions in the UK and overseas including Chief Executive Officer of HSBC Bank PLC. He has the knowledge and experience to provide valuable insight and contribute effectively as a Non-Executive Director and Member of the Audit Committee and Risk Committee. Dyfrig has a Sloan Fellowship from the London Business School. He is also a fellow of the Chartered Institute of Bankers. Dyfrig is the Chairman of Principality Building Society and will step down from that position on 17 April 2014. He is a Member of the Welsh Rugby Union’s Audit Committee. Dyfrig was a Director of HSBC Bank PLC from 2003 to 2009, Chief Executive Officer from 2006 to 2009 and Deputy Chairman from 2008 to 2009. Prior to joining the board of HSBC Bank PLC, he held a number of senior roles including Group Managing Director and member of the Group Management Board. Until recently he was a Board member of the Wales Millennium Centre.

NICK LUFF

Independent Director

Chairman of the Audit Committee. Member of the Risk Committee

Nick Luff joined the Board on 5 March 2013. He is a chartered accountant and has significant financial experience in the UK listed environment having served in a number of senior finance positions within a range of sectors. His background and experience enables him to fulfil the role of Audit Committee Chair and, for SEC purposes, the role of Audit Committee Financial Expert. Nick is a Mathematics graduate from the University of Oxford. Nick is currently the Group Finance Director of Centrica. He will step down from the Centrica Board before the end of 2014 to take up a new position as Chief Financial Officer of Reed Elsevier. Nick was previously Finance Director of The Peninsular & Oriental Steam Navigation Company and Chief Financial Officer of P&O Princess Cruises plc. Until December 2010, he served as a Non-Executive Director and was the Audit Committee Chair of QinetiQ Group. Nick started his career with KPMG where he qualified as a chartered accountant in 1991.

ANTHONY WATSON, CBE

Senior Independent Director

Chairman of the Remuneration Committee. Member of the Audit Committee, the Risk Committee and the Nomination & Governance Committee

Tony Watson joined the Board in April 2009. He is Senior Independent Director and Chair of the Remuneration Committee. He maintains close dialogue with shareholders with the aim of aligning executive reward with shareholder interests. With over 40 years of experience in the investment management industry and related sectors, he is well placed to carry out these roles. Tony is a Barrister at Law. He has a BSc (Hons) in Economics from the Queen’s University Belfast, a Diploma in Security Analysis from the New York Institute of Finance and was called to the Bar of England and Wales. He is a Non-Executive Director of Vodafone Group, Senior Independent Director of Hammerson and Witan Investment Trust, Chairman of the Lincoln’s Inn Investment Committee and a member of the Norges Bank Investment Management Corporate Governance Advisory Board. Former Chief Executive of Hermes Pensions Management and formerly Chairman of the Asian Infrastructure Fund, MEPC and of the Strategic Investment Board (Northern Ireland). Former Member of the Financial Reporting Council and the Marks & Spencer Pension Trustees.

140

MANAGEMENT AND EMPLOYEES

SARA WELLER

Independent Director

Member of the Remuneration Committee and the Risk Committee

Sara Weller joined the Board in February 2012. With a background in retail and associated sectors, including financial services, Sara brings a broad perspective to the Board. She is a strong advocate of customers and of the application of new technology, both of which directly support Lloyds Banking Group’s strategy. Sara has considerable experience of boards at both executive and non-executive level. She has an MA in Chemistry from Oxford University. Sara is a Non-Executive Director of United Utilities Group and Chair of their Remuneration Committee. Sara is the former Managing Director of Argos. She held various senior positions at J Sainsbury including Deputy Managing Director and served on its Board between January 2002 and May 2004. She was a Non-Executive Director of Mitchells & Butler and also held senior management roles for Abbey National and Mars Confectionery.

EXECUTIVE DIRECTORS

ANTÓNIO HORTA-OSÓRIO

Executive Director and Group Chief Executive

António Horta-Osório joined the Board in January 2011. He brings extensive experience in, and understanding of, both retail and commercial banking. This has been built over a period of more than 25 years, working both internationally as well as in the UK. António’s drive, enthusiasm and commitment to customers, along with his proven ability to build and lead strong management teams, brings significant value to all stakeholders of Lloyds Banking Group. António has a Degree in Management & Business Administration from the Universidade Católica Portuguesa, an MBA from INSEAD and has completed the Advanced Management Program at Harvard Business School. António is a Non-Executive Director of Fundação Champalimaud and Sociedade Francisco Manuel dos Santos in Portugal and is a Governor of the London Business School. António joined Grupo Santander in 1993, having previously worked for Goldman Sachs and for Citibank, and held various senior management positions culminating in becoming Executive Vice President of Grupo Santander and a member of its Management Committee. In November 2004, he was appointed as a Non-Executive Director of Santander UK and, from August 2006 until November 2010, served as its Chief Executive. António is also a former Non-Executive Director of the Court of the Bank of England.

GEORGE CULMER

Executive Director and Chief Financial Officer

George Culmer joined the Board in May 2012. He is a chartered accountant and has deep operational and financial expertise including strategic and financial planning and control. He has worked in financial services in the UK and overseas for over 20 years. With a strong background in insurance and shareholder advocacy, his skills and experience enhance the Board and strengthen further the senior management team. George is a chartered accountant and has a History degree from the University of Cambridge. George was an Executive Director and Chief Financial Officer of RSA Insurance Group. He is also the former Head of Capital Management of Zurich Financial Services and Chief Financial Officer of its UK operations. George previously held various senior management positions at Prudential.

JUAN COLOMBÁS

Executive Director and Chief Risk Officer

Juan Colombás joined the Board on 29 November 2013. He has significant banking and risk management experience, having spent 28 years working in these fields both internationally and in the UK. He has served as the Group’s Chief Risk Officer and as a member of the Group Executive Committee since January 2011. Juan is responsible for developing the Group’s risk framework, recommending its risk appetite and ensuring that all risks generated by the business are measured, reviewed and monitored on an ongoing basis. Juan has a BSc in Industrial Chemical Engineering from the Universidad Politécnica de Madrid, a Financial Management degree from ICADE School of Business and Economics and an MBA from the Institute de Empresa Business School. He is a Member of the International Financial Risk Institute Executive Committee. Juan was previously the Chief Risk Officer of Santander’s UK business. Prior to this position, he held a number of senior risk, control and business management roles across the Corporate, Investment, Retail and Risk Divisions of the Santander Group.

141

MANAGEMENT AND EMPLOYEES

EMPLOYEES

As at 31 December 2013, the Group employed 88,977 people (on a full-time equivalent basis), compared with 92,788 at 31 December 2012 and 98,538 at 31 December 2011. At 31 December 2013, 87,701 employees were located in the UK, 762 in continental Europe, 327 in the Americas, and 187 in the rest of the world. At the same date, 40,052 people were employed in Retail, 7,453 in Commercial Banking, 6,799 in Wealth, Asset Finance and International, 2,242 in Insurance, 20,315 in Group Operations, and 12,116 in other functions.

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

MEETINGS WITH SHAREHOLDERS

In order to develop an understanding of the views of major shareholders, the Board is kept advised of the views of major shareholders by means of regular updates at Board and Committee meetings. The Board also receives reports on market and investor sentiment and shareholder analysis.

Investor Relations has primary responsibility for managing day-to-day communications with institutional investors. Supported by the Group Chief Executive, Group Finance Director and other members of the senior management team, they achieve this through a combination of briefings to analysts and institutional investors (both at results briefings and throughout the year), as well as individual discussions with institutional investors. A review of the Group’s investor interaction was undertaken in 2013 which provided positive feedback on its approach.

All shareholders are encouraged to attend and participate in the Group’s Annual General Meeting.

142

COMPENSATION

DIRECTORS’ REMUNERATION POLICY

The Group’s policy is intended to ensure that its remuneration proposition is both cost effective and enables it to attract and retain executives of the highest calibre. The Group’s objective is to align individual reward with the Group’s performance, the interests of its shareholders and a prudent approach to risk management. In this way, the Group balances the requirements of its major stakeholders: its customers, shareholders, employees, and regulators.

The policy is based on principles which are applicable to all employees within the Group and in particular the principle that the reward package should support the delivery of the Group’s strategic goal to be the ‘Best Bank for Customers’. It embeds a performance-driven and meritocratic culture, encourages effective risk disciplines and is in line with relevant regulations and codes of best practice. There is no significant difference between the policy for Executive Directors and that for employees. If a significant difference for any individual were proposed, this would be subject to approval by the Remuneration Committee (within regulatory requirements).

The policy set out below will formally apply, subject to shareholder approval, from the date of the Annual General Meeting in 2014. It is currently intended that approval of the remuneration policy will be sought at three year intervals unless amendments to the policy are required in which case further shareholder approval will be required.

Consideration of shareholders’ and employees’ views

The Group is committed to regular dialogue with stakeholders. During the year, the Remuneration Committee has consulted extensively with UK Financial Investments (UKFI), and a number of other shareholders and key stakeholders, such as the Group’s main regulation, the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA).

Formal consultation on the remuneration of Executive Directors is not undertaken with employees. However, surveys are undertaken semi-annually on employee engagement and discussion on the Group’s remuneration approach takes place with union representatives during the annual pay review cycle and on relevant employee reward matters.

Remuneration policy table for Executive Directors

Base salary
Purpose and link to strategy	Base salary reflects the role of the individual taking account of responsibilities and experience, and pay in the Group as a whole. It helps to recruit and retain Directors and forms the basis of a competitive remuneration package.
Operation

Base salaries are typically reviewed annually with any increases normally taking effect from 1 January. When determining and reviewing base salary levels, the Committee ensures that decisions are made within the following two parameters:

– An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective job-sizing methodologies.

– Pay for comparable roles in comparable publicly listed financial services groups, of a similar size.

The Committee also takes into account base salary increases for employees throughout the Group.

Base salaries as at January 2014 are detailed below in the Implementation Report on page 152.

As disclosed in previous reports, since his appointment, the Group Chief Executive (GCE) has a reference salary of £1.22 million which is used to calculate certain elements of long-term remuneration and the pension allowance.

Maximum potential	The Committee will make no increase which it believes is inconsistent with the two parameters above. Increases will normally be in line with the increase awarded to the overall employee population. However, a greater salary increase may be appropriate in certain circumstances, such as a new appointment made on a salary below a market competitive level, where phased increases are planned, or where there has been an increase in the responsibilities of an individual.
Performance measures	N/A
Fixed Share Award
Purpose and link to strategy	To ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for Executive Directors with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements.
Operation	The Fixed Share Award will be delivered in Lloyds Banking Group shares, released over five years with 20 per cent being released each year following the year of award.
Maximum potential	The maximum award is 100 per cent of base salary. The actual awards for the year are stated in the annual remuneration report.
Performance measures	N/A
Pension
Purpose and link to strategy	The Group’s pension policy aims to support Executive Directors in building long-term retirement savings.
Operation

Executive Directors are entitled to participate in the Group’s defined contribution scheme with company contributions set as a percentage of salary.

An individual may elect to receive some or all of their pension contribution as a cash allowance.

Maximum potential	The maximum allowance for the GCE is 50 per cent of reference salary less any flexible benefit allowance. The maximum allowance for other Executive Directors is 25 per cent of base salary.
Performance measures	N/A
143

COMPENSATION

Benefits
Purpose and link to strategy	To provide suitable benefits as part of a competitive package.
Operation

Benefits may include those currently provided and disclosed in the annual remuneration report.

Core benefits include a company car or car allowance, private medical insurance, life assurance and other benefits that may be selected through the Group’s flexible benefits plan.

Additional benefits may be provided to individuals in certain circumstances such as relocation. This may include benefits such as accommodation, relocation, and travel. The Committee retains the right to provide additional benefits depending on individual circumstances.

When determining and reviewing the level of benefits provided, the Committee ensures that decisions are made within the following two parameters:

– An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective job-sizing methodologies.

– Benefits for comparable roles in comparable publicly listed financial services groups of a similar size.

Maximum potential

The Committee will make no increase in the benefits currently provided which it believes is inconsistent with the two parameters above. The Group’s flexible benefits allowance is capped at 4 per cent of base salary.

Performance measures	N/A
All-employee plans
Purpose and link to strategy	Executive Directors are eligible to participate in HMRC approved all-employee schemes which encourage share ownership.
Operation	Executive Directors may participate in these plans in line with HMRC guidelines currently prevailing (where relevant), on the same basis as other eligible employees.
Maximum potential	Participation levels may be increased up to HMRC limits as amended from time to time. With effect from April 2014, the monthly savings limits for SAYE is £500. The maximum value of shares that may be purchased under SIP in any year is £1,800 with a two for one match (although currently a one for one match is operated) and the maximum value of free shares that may be awarded in any year is £3,600.
Performance measures	N/A, following HMRC rules.
Annual bonus
Purpose and link to strategy	Incentivise and reward the achievement of the Group’s annual financial and strategic targets.
Operation

Measures and targets are set annually and awards are determined by the Committee after the year end based on performance against the targets set. The annual bonus may be delivered partly in cash and partly deferred into cash, shares, notes or other debt instruments including contingent convertible bonds. Deferral levels are set at the time of award and in compliance with regulatory requirements (which currently require that at least 60 per cent of variable pay is deferred and at least 50 per cent of variable pay is paid in shares or other instruments). Deferred awards normally vest after three years and the Committee may adjust awards in the event of any variation of share capital, demerger, special dividend or distribution or amend the terms of the plan in accordance with the plan rules.

At the time of the release, Executive Directors receive an amount (in cash or shares) equal to the interest that would have accrued on the deferred component, if deferral is made in notes or debt instruments, or dividends paid or payable if deferred in shares, between the date of grant and the vesting of the award on the number of shares which have vested.

The Committee applies its judgement to determine the payout level commensurate with business and/or individual performance. The Committee may reduce the level of deferred award (including to zero), apply additional conditions to the vesting, or delay the vesting of deferred awards to a specified date or until conditions set by the Committee are satisfied, where it considers it appropriate as a result of an event occurring before vesting.

Maximum potential	The maximum annual bonus opportunities are 140 per cent of base salary for the GCE and 100 per cent of base salary for other Executive Directors.
144

COMPENSATION

Performance measures

Measures and targets are set annually by the Committee in line with the Group’s strategic business plan and further details are set out in the annual remuneration report for the relevant year.

At least 50 per cent of the awards are weighted towards financial measures, with the balance on strategic objectives. For example, for 2014, the measures will include Economic Profit and Underlying Profit as well as specific strategic objectives including risk, customer and employee measures. All assessments of performance are ultimately subject to the Committee’s judgement, but no award will be made if threshold performance is not met for financial measures and the individual is rated Developing performer’ or below. The expected value of the bonus is 30 per cent of maximum opportunity.

The Committee retains the right to change the measures and weighting of those measures, including following feedback from regulators, shareholders and/or other stakeholders. The Committee is, however, committed to providing transparency in its decision-making in respect of bonus awards and will disclose historic target and measure information together with information relating to how the Group has performed against those targets in the annual remuneration report for the relevant year unless this information is deemed to be commercially sensitive.

Long-term incentive plan
Purpose and link to strategy	Incentivise and reward the achievement of the Group’s longer-term objectives, to align executive interests with those of shareholders and to retain key individuals.
Operation

Awards are made in the form of conditional shares or options. Award levels are set at the time of grant and in compliance with regulatory requirements, and may be subject to a discount in determining total variable remuneration under the rules set by the European Banking Authority (EBA).

Vesting will be subject to the achievement of performance conditions measured over a period of three years, or such longer period, as determined by the Committee.

On vesting, Executive Directors receive an amount (in cash or shares) equal to the dividends which would have been paid during the vesting period on shares vesting.

The Committee retains full discretion to amend the payout levels should the award not reflect business and/or individual performance. The Committee may reduce (including to zero) the level of the award, apply additional conditions to the vesting, or delay the vesting of awards to a specified date or until conditions set by the Committee are satisfied, where it considers it appropriate as a result of an event occurring before vesting. Executive Directors are required to hold the shares which vest for a further two years.

Maximum potential	The maximum annual award for Executive Directors will normally be 300 per cent of salary excluding dividend equivalents (this being the reference salary in the case of the GCE). Under the plan rules, awards can be made up to 400 per cent of salary in exceptional circumstances excluding dividend equivalents.
Performance measures

Measures and targets are set by the Committee annually and are set out in the Implementation Report each year.

At least 60 per cent of awards are weighted towards typical market (e.g. Total Shareholder Return (TSR)) and/or financial measures (e.g. Economic Profit), with the balance on strategic measures.

For example for 2014, the measures and respective weighting will be Economic Profit (30 per cent); absolute TSR (30 per cent); strategic measures (40 per cent) split into: cost:income ratio (10 per cent), customer satisfaction (10 per cent), net promoter score (10 per cent), SME lending (5 per cent), and share of first time buyer market (5 per cent)

25 per cent will vest for threshold performance and 50 per cent for on-target performance.

The measures are chosen to support the ‘Best Bank for Customers’ strategy and to align management and shareholder interests. Targets are set by the Committee to be stretching within the context of the strategic business plan. Measures are selected to balance profitability, achievement of strategic goals and to ensure the incentive does not encourage inappropriate risk taking.

Measures and targets are set annually by the Committee and limited details can therefore be provided in the remuneration policy. Further details on the metrics in place for the awards made in 2013, and those on which the 2014 awards will be based, are provided in the Implementation Report.

For future awards, the Committee will disclose in the annual remuneration report for the relevant year historic measure and target information, together with how the Group has performed against those targets, unless this information is deemed to be commercially sensitive.

Shareholding guidelines

Executive Directors are required to build up a holding of a value of 200 per cent of base salary and fixed share award for the GCE and 150 per cent for other Executive Directors.

Details of holding are shown in the Implementation Report.

Discretion in relation to annual bonus and long-term incentive plans

The Committee retains discretion with regards to the operation and administration of these plans, including :

–	the timing and size of awards, subject to policy maximums;

–	adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events and special dividends);

–	adjustment of targets if events occur which cause it to determine that the conditions are no longer appropriate;

–	amending the plan rules in accordance with their terms.

COMPENSATION

Legacy awards and restrictions on payments

The Committee reserves the right to make any remuneration payments/awards and any payments/awards for loss of office, notwithstanding that they are not in line with the policy set out above where the terms of the payment/award were agreed (i) before the policy came into effect or (ii) at a time when the relevant individual was not a Director of the Group and, in the opinion of the Committee, the payment/award was not in consideration for the individual becoming a Director of the Group. Such payments/awards are set out in the Implementation Report for the relevant year. They include payments in relation to deferred bonus awards and long-term incentive awards granted in 2012 and 2013.

Illustration of application of remuneration policy

The charts below illustrate possible remuneration outcomes under the following three scenarios:

1.	The maximum that may be paid, assuming full bonus payout and full vesting under the long-term plan.

2.	The expected value of remuneration for performance midway between threshold and maximum, assuming 30 per cent of maximum annual bonus opportunity and 50 per cent vesting under the long-term incentive plan.

3.	The minimum that may be paid, where only the fixed element is paid (salary, benefits, pension and the fixed share award).

No share price growth has been assumed and dividends have not been included. The amounts are based on salaries as at 1 January 2014 and assume fixed share awards and bonuses and long-term incentive grants which reflect the implementation of the policy in 2014 as set out below. They also assume long-term incentive grants of 300 per cent of salary, which is normally the maximum award.

COMPENSATION

Approach to recruitment and appointment to the Board

In determining appropriate remuneration arrangements on hiring a new Executive Director, the Committee will take into account all relevant factors. This may include the experience and calibre of the individual, local market practice, the existing remuneration arrangements for other executives and the business circumstances. The Committee will seek to ensure that arrangements are in the best interests of both the Group and its shareholders and will seek not to pay more than is necessary.

The Committee may make awards on hiring an external candidate to ‘buy-out’ remuneration arrangements forfeited on leaving a previous employer. In doing so the Committee will take account of relevant factors including any performance conditions attached to these awards, the form in which they were granted (e.g. cash or shares) and the timeframe of awards. Any such award made will be made in accordance with the PRA’s Remuneration Code and made on a comparable basis to those forfeited.

The package will normally be aligned with the remuneration policy as described in the table above. However the Committee retains the discretion to make appropriate remuneration decisions outside the standard policy to facilitate the recruitment of an individual of the calibre required and in exceptional cases.

This may, for example, include the following circumstances:

–	An interim recruit, appointed to fill an Executive Director role on a short-term basis.

–	Exceptional circumstances requiring the Chairman to take on an executive function on a short-term basis.

–	An Executive Director recruited at a time in the year when it would be inappropriate to provide a bonus or LTIP award for that year, for example, where there may be insufficient time to assess performance. In this situation the Committee may feel it appropriate to transfer the quantum in respect of the months employed during the year to the subsequent year so that reward is provided on a fair basis.

–	An Executive Director recruited from a business or location where benefits are provided that do not fall into the definition of ‘variable remuneration forfeited’ but where the Committee considers it reasonable to buy-out these benefits.

–	Transitional arrangements for overseas hires, which might include relocation expenses and accommodation.

Any discretion is however limited to the maximum level of variable remuneration (excluding buy-out awards) that may be awarded to new Executive Directors which is equal to 200 per cent of fixed remuneration including any discount permitted by the European Banking Authority for long-term incentive awards. In making any such remuneration decisions, the Committee will apply appropriate performance measures in line with those applied to other Executive Directors.

Service agreements

The service contracts of all current Executive Directors are terminable on 12 months’ notice from the Group and six months’ notice from the individual. The Chairman also has a service agreement. His engagement may be terminated on six months’ notice by either the Group or the individual.

	Notice to be given by the Group	Date of service agreement
Sir Winfried Bischoff	6 months	27 July 2009
António Horta-Osório	12 months	3 November 2010
George Culmer	12 months	16 May 2012
Juan Colombás	12 months	30 November 2010

Under his contract (dated 3 November 2010), the GCE is entitled to an amount equivalent to base salary and pension allowance as a payment in lieu of notice if notice to terminate is given by the Group. If notice to terminate is given by the GCE, he is entitled to an amount equivalent to base salary if the Group chooses to make a payment in lieu of notice. Such payments in lieu will be made in monthly instalments subject to mitigation. He is also entitled to six months’ notice from the Group in the event of his long-term incapacity. As part of a buyout of a pension forfeited on joining from Santander, the GCE is also entitled to the provision of an unfunded unapproved retirement benefit scheme (UURBS), subject to performance conditions as described further in the annual remuneration report. In all other respects, the terms of the GCE’s contract in relation to payments for loss of office match those set out below for new directors.

Under terms agreed when joining the Group, Juan Colombás is entitled, as described further in the remuneration report, to a conditional lump sum benefit, payable either (i) on reaching normal retirement age unless he voluntarily resigns or is dismissed for cause, or (ii) on leaving due to long-term sickness or death, as described further in the annual remuneration report.

The service contracts and letters of appointments are available for inspection at the Company’s registered office.

Notice periods

Newly appointed Executive Directors will be employed on contracts that include the following provisions:

–	The individual will be required to give six months’ notice if they wish to leave and the Group will give 12 months’ notice other than for material misconduct or neglect or other circumstances where the individual may be summarily dismissed by written notice. In exceptional circumstances, new joiners will be offered a longer notice period (typically reducing to 12 months within two years of joining).

–	In the event of long-term incapacity, if the Executive Director does not perform their duties for a period of at least 26 weeks (in aggregate over a 12 month period), the Group shall be entitled to terminate the executive’s employment by giving three months’ notice.

–	At any time after notice to terminate is given by either the Group or the Executive Director, the Group may require the Executive Director to take leave for some or all of the notice period.

–	At any time, at its absolute discretion, the Group may elect to terminate the individual’s employment by paying to the Executive Director, in lieu of the notice period, an amount equivalent to base salary, subject to mitigation as described more fully in the termination payments section of this report, below.

Termination payments

It is the Group’s policy that where compensation on termination is due, it should be paid on a phased basis, mitigated in the event that alternative employment is secured. Where it is appropriate to make a bonus payment to the individual, this should relate to the period of actual service, rather than the full notice period. Any bonus will be determined on the basis of performance as for all continuing employees

COMPENSATION

and will remain subject to performance adjustment (malus). Generally, on termination of employment, bonus awards, long-term incentive awards and other rights to payments will lapse except where termination falls within one of the reasons set out below. In the event of redundancy, the individual may receive a payment in line with statutory entitlements at that time. If an Executive Director is dismissed for gross misconduct, the Executive Director will receive normal contractual entitlements until the date of termination and all deferred bonus awards and long-term incentive awards will lapse.

	Base salary	Fixed Share Award	Pension, benefits and other fixed remuneration
Resignation	In the case of resignation to take up new employment, paid until date of termination (including any period of leave required by the Group). In the case of resignation for other reasons, base salary will be paid in monthly instalments for the notice period (or any balance of it), offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
Redundancy or termination by mutual agreement	Paid until date of termination (including any period of leave required by the Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early unless, in the case of mutual agreement, the Committee determines that exceptional circumstances apply in which case shares may be released on termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
Retirement/ill health, injury, permanent disability/death	Paid until date of retirement/death. For ill health, injury, permanent disability, paid for the applicable notice period (including any period of leave required by the Group).	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early except for death where shares are released on termination, or unless, in the case of permanent disability, the Committee determines that exceptional circumstances apply in which case shares may be released on termination.	Paid until date of death/retirement (subject to individual benefit scheme rules). For ill health, injury, permanent disability, paid for the notice period including any period of leave required by the Group (subject to individual benefit scheme rules).
Change of control or merger	N/A	Unless the Committee decides otherwise, awards will be released on the date of the corporate event and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early unless the Committee determines that awards will be exchanged for awards over shares in the acquiring company or such other company as the Committee determines.	N/A
Other reason where the Committee determines that the executive should be treated as a good leaver	Paid until date of termination (including any period of leave required by the Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
148

COMPENSATION

	Annual bonus[1]	Long-term incentive[2]	Chairman and non-executive directors fees[3]
Resignation	Forfeited, including unvested deferred elements (2010 deferred bonus not subject to forfeiture but continues to be subject to performance adjustment) unless the Committee determines otherwise in exceptional circumstances.	Unvested award lapses on date of leaving (or on notice of leaving) unless the Committee determines otherwise in exceptional circumstances.	Paid until date of leaving Board.
Redundancy or Termination by mutual agreement	Accrued up until date of termination (current year). Deferred bonus paid in line with normal timeframes and subject to performance adjustment. The Committee may allow awards to vest early if it considers it appropriate.	Pro-rated award (for months worked in performance period) released at end of period, subject to performance objectives being met. The Committee may allow awards to vest early if it considers it appropriate.	Paid until date of leaving Board.
Retirement/ill health/injury permanent disability	Accrued up until date of termination (current year). Deferred bonus paid in line with normal timeframes and subject to performance adjustment. The Committee may allow awards to vest early if it considers it appropriate.	Pro-rated award (for months worked in performance period) released at end of period, subject to performance objectives being met. The Committee may allow awards to vest early if it considers it appropriate.	Paid until date of leaving Board.
Death	Accrued up until date of termination (current year). Deferred bonus paid on death in cash, unless the Committee determines otherwise.	Pro-rated award (for months worked) released to Estate as soon as practicable after date of death. Performance conditions will not apply.	Paid until date of leaving Board.
Change in control[2]	Accrued up until date of termination (current year). Deferred bonus vests to the extent determined by the Committee.	Pro-rated award (for months worked in performance period) released on date of change in control, subject to performance objectives being met at the time of the transaction. Instead of vesting, awards may be exchanged for equivalent awards over the shares or acquiring company or another company.	Paid until date of leaving Board.
Other reason where the Committee determines that the executive should be treated as a good leaver	Accrued up until date of termination (current year). Deferred bonus paid in line with normal timeframes and subject to performance adjustment. The Committee may allow awards to vest early if it considers it appropriate.	Pro-rated award (for months worked in performance period) released at end of period, subject to performance objectives being met. The Committee may allow awards to vest early if it considers it appropriate.	Paid until date of leaving Board.

[1]	If any annual bonus is to be paid to the Executive Director for the current year, this will be determined on the basis of performance for the period of actual service, rather than the full notice period (and so excluding any period of leave required by the Group).
[2]	Reference to change of control or merger includes a compromise or arrangement under section 899 of the Companies Act 2006 or equivalent Fixed share awards may also be released/exchanged in the event of a resolution for the voluntary winding up of the Company; a demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Committee, might affect the current or future value of any award; or a reverse takeover, merger by way of a dual listed company or other significant corporate event, as determined by the Committee. In the event of a demerger, special dividend or other transaction which would in the Committee’s opinion affect the value of awards, the Committee may allow a long term incentive award to vest to the extent relevant performance conditions are met to that date and if the Committee so determined, on a time pro rated basis to reflect the number of months of the performance period worked.
[3]	The Chairman is entitled to six months notice.

On termination, the Executive Director will be entitled to payment for any accrued but untaken holiday calculated by reference to base salary and fixed share award.

The cost of legal, tax or other advice incurred by an Executive Director in connection with the termination of their employment and/or the cost of support in seeking alternative employment may be met up to a maximum of £100,000.

Additional payments may be made where required to settle legal disputes, or as consideration for new or amended post-employment restrictions.

Where an Executive Director is in receipt of expatriate or relocation expenses at the time of termination (as at the date of the AGM no current Executive Directors are in receipt of such expenses), the cost of actual expenses incurred may continue to be reimbursed for up to 12 months after termination or, at the Group’s discretion, a one-off payment may be made to cover the costs of premature cancellation. The cost of repatriation may also be covered.

COMPENSATION

Chairman and Non-Executive Directors

The table below sets out the remuneration policy that will apply, subject to shareholder approval, to Non-Executive Directors (NEDs) from the date of the Annual General Meeting in 2014.

Chairman and Non-Executive Director fees
Purpose and link to strategy	To provide an appropriate reward to attract and retain a high-calibre individual with the relevant skills, knowledge and experience.
Operation	The Committee is responsible for evaluating and making recommendations to the Board with regards to the Chairman’s fees. The Chairman does not participate in these discussions.

The GCE and the Chairman are responsible for evaluating and making recommendations to the Board in relation to the fees of the NEDs.

When determining fee levels, the following are considered:

– The individual’s skills and experience.

– Comparable fees at FTSE companies of a similar size to Lloyds Banking Group, including the major UK banks.

The Chairman receives an all inclusive fee, which is reviewed periodically plus benefits including life assurance, car allowance, medical insurance and transportation. The Committee retains the right to provide additional benefits depending on individual circumstances.

NEDs are paid a basic fee plus additional fees for the chairmanship/membership of committees and/or membership of Group companies/boards/non-board level committees.

Additional fees are also paid to the senior independent director and to the deputy chairman to reflect additional responsibilities.

2014 fee levels are stated in the Implementation Report. Any increases normally take effect from 1 January of a given year.

When determining and reviewing fee and benefit levels, the Committee ensures that decisions are made within the following two parameters:

– An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective sizing methodologies.

– Pay for comparable roles in comparable publicly listed financial services groups, of a similar size.

Fees and benefits as at January 2014 are detailed below in the Implementation Report on page 153.

The Chairman and the NEDs are not entitled to receive any payment for loss of office (other than in the case of the Chairman fees for the six months notice period) and are not entitled to participate in the Group’s bonus, share plan or pension arrangements.

NEDs are reimbursed for expenses and any tax arising from these expenses. Where appropriate, the Group will also meet the costs and any tax arising from travel for business purposes.

Maximum potential	The Committee will make no increase in fees or benefits currently provided which it believes is inconsistent with the two parameters above.

Performance metrics	None

Letters of appointment

The Group’s policy is for independent NEDs to have letters of appointment, not service agreements. Non-Executive appointments may be terminated, in accordance with the Articles of Association, at any time.

Date of letter of appointment
David Roberts	February 2010
Lord Blackwell	May 2012
Carolyn Fairbairn	February 2012
Anita Frew	November 2010
Dyfrig John	October 2013
Nick Luff	February 2013
Anthony Watson	February 2009
Sara Weller	January 2012

The service contracts and letters of appointments are available for inspection at the Company’s registered office.

COMPENSATION

DIRECTORS’ REMUNERATION IMPLEMENTATION REPORT

Consideration of matters relating to directors’ remuneration

The members of the Committee during 2013 were:

–	Anthony Watson (chairman)

–	Sir Winfried Bischoff

–	Carolyn Fairbairn

–	David Roberts (also chairman of the Board Risk Committee)

–	Timothy Ryan (until 18/04/13)

–	Sara Weller

During 2013, the Committee met 10 times and considered the following principal matters:

–	Review of remuneration arrangements for senior executives

–	Determination of the appropriate remuneration packages for a number of senior new hires

–	Determination of bonus pools based on Group performance and adjustment for risk

–	Performance conditions for the Long-Term Incentive Plan

–	Bonus and salary awards for Executive Directors and key senior managers

–	Approval of remuneration and terms of service that fall within the Committee’s terms of reference, including new hires

–	Feedback from the Committee Chairman on his meetings with the PRA and shareholders

Committee members are thanked for their commitment during the last year and attendance at meetings.

The Committee appoints independent consultants to provide advice on specific matters according to their particular expertise. During the year, Deloitte LLP advised the Committee. Deloitte was appointed following a competitive tendering process. Deloitte has voluntarily signed up to the Remuneration Consultants’ Code of Conduct. The Committee has evaluated Deloitte during 2013 and has judged its advice as objective and independent.

During 2013, Deloitte provided information on behalf of the Committee for the testing of Total Shareholder Return (TSR) performance conditions for the Group’s long-term incentive plans (calculated by reference to both dividends and growth in share price). In addition, Deloitte LLP provided management with advice on taxation and other consulting services, and assurance services. Deloitte’s fees for 2013 amounted to £324,300.

António Horta-Osório (Group Chief Executive), Rupert McNeil (Group HR Director) and Paul Hucknall (HR Director, Performance & Reward) provided guidance to the Committee (other than for their own remuneration). Juan Colombás (Chief Risk Officer) and George Culmer (Chief Financial Officer) also attended the Committee to advise as and when necessary on risk and financial matters.

STATEMENT OF VOTING AT GENERAL MEETING

The proposals on the remuneration offered to the Company’s Executive Directors in 2013 were detailed within the Directors’ Remuneration Report for 2012 and were voted on at the 2013 Annual General Meeting. The shareholder votes submitted at the meeting, either directly, by mail or by proxy, were as follows:

	Votes cast (number	Percentage of votes
	of shares – millions)	cast
Votes in favour	46,949	95.91%
Votes against	2,003	4.09%
Abstentions	4,052	–

As mentioned in the Chairman’s statement, the Group is committed to an ongoing dialogue with our shareholders. Shareholders have different views, notably on incentive scheme design and, whilst the Group takes all comments into consideration, there will inevitably be some diverging views, notably on the structure of such schemes and on the choice of performance measures.

The Committee believes that the proposed structure of the Group’s remuneration is appropriate, given the regulatory requirements. The Group has consulted extensively with its major shareholders but it also welcomes feedback from all of its shareholders on its remuneration arrangements and on this report.

One particular element of feedback from proxy voting agencies was that they were looking for more information on the determination of the bonus payments. The Group has provided greater detail in this year’s report.

COMPENSATION

IMPLEMENTATION OF THE POLICY IN 2014

As mentioned in the Chairman’s statement and remuneration policy above, the Group is required to comply with the Prudential Regulation Authority’s (PRA) Remuneration Code (the ‘Code’), as amended on 1 January 2014 to implement the fourth amendment of the Capital Requirements Directive (‘CRD IV’). Under the Code, the Group and certain employees who have a material impact on the Group’s risk profile (‘Code Staff’) including executive directors, are subject to certain rules regarding the provision of remuneration.

This has led the Committee to carry out a fundamental review of the remuneration structure for Directors and other Code Staff. It is proposed to operate the Group’s policy in the following way in 2014:

Base salary	Salaries for Executive Directors effective from 1 January 2014 are as follows:

Group Chief Executive (GCE): £1,061,000

Chief Financial Officer (CFO): £720,000

Chief Risk Officer (CRO): £710,000

The salary for the CRO has been increased to £710,000 with effect from 1 January 2014 to reflect his additional responsibilities as a member of the Board.
Fixed Share Award	As stated in the Chairman’s letter, the Group has introduced an additional element in the package in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for Executive Directors, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements.

The actual levels of award set for 2014 are as follows (which will be released in shares over a five year period):

GCE: £900,000

CFO: £504,000

CRO: £497,000
Pension	In line with the remuneration policy, Executive Directors are entitled to a cash allowance in lieu of pension contributions. The level of allowances has not been increased for 2014.

GCE: 50 per cent of reference salary less flexible benefit allowance.

CFO: 25 per cent of base salary.

CRO: 25 per cent of base salary.

The GCE is also entitled to the provision of an unfunded unapproved retirement benefit scheme (UURBS), subject to performance conditions, as described futher in the annual remuneration report.
Benefits	For 2014, the benefits provided to Executive Directors include a car allowance, transportation, private medical insurance, life assurance and other benefits selected through the flexible benefit allowance which is capped at 4 per cent of base salary.

The CRO also received benefits in respect of relocation.
All employee plans	Executive Directors are eligible to participate in the Sharesave and Sharematch scheme on the same basis as other employees.
Annual bonus
Opportunity	The maximum annual bonus opportunity is 140 per cent of base salary for the GCE and 100 per cent of base salary for other Executive Directors which represents a significant reduction from last year’s levels. All assessment of performance are ultimately subject to the Committee’s judgement, but no award will be made if the threshold performance for the financial measures is not met and the individual is rated “developing performer” or below. The expected value of the bonus is 30 per cent of the maximum opportunity.
Performance measures and targets	For 2014 the annual bonus will be based on:
– Financial measures (underlying profit and economic profit) – 50 per cent

– Balanced scorecard (BSC) objectives comprising five categories (finance, building the business, customer, risk and people) – 50 per cent

The Committee considers the targets that apply to these measures to be commercially sensitive but will provide information on the level of payout relative to the performance achieved in next year’s annual remuneration report.

The Committee applies its judgement to determine the payout level commensurate with business and/or individual performance determining the final BSC rating.
Long-term incentive plan
Opportunity	The maximum annual long-term incentive award for Executive Directors is 300 per cent of salary.
Awards in 2014 will be made as follows:
GCE: 300 per cent of reference salary
CFO: 275 per cent of base salary
CRO: 275 per cent of base salary
152

COMPENSATION

Performance measures and targets	During 2013, the Committee consulted widely with various shareholders on appropriate performance measures and, in particular, on how management can be incentivised through the long-term incentive plan to successfully deliver the Group’s overall strategic objective of delivering long-term sustainable returns to shareholders. Based on the feedback, the awards made in 2014 will vest based on Lloyds Banking Group’s performance against the following key measures:

– Economic Profit (30 per cent)

– Absolute Total Shareholder Return (30 per cent)

– Strategic Measures (40 per cent)

The Group believes these measures capture risk management and profit growth and appropriately align management and shareholder interests.

The following table provides a breakdown of these measures and the targets applicable.

Category	Measure	Basis of payout range	Metric	Weighting
Financial	Economic Profit	Set relative to 2016 targets	Threshold: £2,154m	30%
			Maximum: £3,231m
	Absolute TSR	Growth in share price including dividends	Threshold: 8% pa	30%
		over 3 year period	Maximum: 16% pa
	Cost:Income ratio	Set relative to 2016 targets	Threshold: 48.9%	10%
			Maximum: 46.5%
Customer	Customer satisfaction	Set relative to 2016 targets	Threshold: 1.15	10%
	(Total FCA reportable complaints		Maximum: 1.05
	per 1,000 accounts)[a]
	Net promoter score	Major Group average ranking over 2016	Threshold: 3rd	10%
			Maximum: 1st
Helping Britain Prosper	SME lending	Set relative to targets for SME lending growth over 3 year period	Threshold: 14% Maximum: 18%	5%
	Share of first-time buyer market	Set relative to targets for market share over 3 year period	Threshold: 20% Maximum: 25%	5%

[a]	Measure excludes PPI complaints, but includes Banking, Home Finance, General Insurance, Life, Pensions and Investment complaints.

CHAIRMAN AND NON-EXECUTIVE DIRECTOR FEES IN 2014

The annual fee for the Chairman is unchanged at £700,000.

The annual Non-Executive Director fees were reviewed in 2013 and increased as listed below with effect from 1 July 2013:

	2013	2014
Basic fee	£65,000	£65,000
Deputy Chairman	£100,000	£100,000
Senior Independent Director	£60,000	£60,000
Audit Committee Chairmanship	£50,000	£50,000
Remuneration Committee Chairmanship	£30,000	£50,000
Board Risk Committee Chairmanship	£40,000	£50,000
Audit Committee membership	£20,000	£20,000
Remuneration Committee membership	£15,000	£20,000
Board Risk Committee membership	£15,000	£20,000
Nomination & Governance Committee membership*	£5,000	£5,000

*	Where individual is not already Chairman of another Committee.

Non-Executive Directors may receive more than one of the above fees.

For 2014, the benefits provided to the Chairman include a car allowance, medical insurance, life assurance and transportation.

The following pages contain information that is required to be audited in compliance with the Directors’ Remuneration requirements of the Companies Act 2006. All narrative and quantitative tables are unaudited unless otherwise stated.

COMPENSATION

REMUNERATION OUTCOME FOR 2013

EXECUTIVE DIRECTORS (AUDITED)

The following table summarises the total remuneration delivered during 2013 in relation to service as an Executive Director.

	António Horta-Osório		George Culmer[f]		Juan Colombás[g]		Totals
£000	2013	2012	2013	2012	2013	2012	2013	2012
Base salary	1,061	1,061	720	451	58	–	1,839	1,512
Benefits	113	113	37	17	15	–	165	130
Pension allowance[a]	568	568	286	–	14	–	868	568
Other remuneration[b]	173	171	301	–	2	–	476	171
Annual bonus[c]	1,700	1,485	910	700	78	–	2,688	2,185
Long-term incentive[d]	3,128	–	–	–	41	–	3,169	–
Conditional pension
buy-out[e]	732	–	–	–	–	–	732	–
Total remuneration	7,475	3,398	2,254	1,168	208	–	9,937	4,566
Less: Buy-out amounts	(904)	(171)	(300)	–	(2)	–	(1,206)	(171)
Total remuneration less buy-outs	6,571	3,227	1,954	1,168	206	–	8,731	4,395

[a]	Following changes to the amount of tax relief available on pension contributions in each year, Directors may elect to receive some or all of their allowances as cash. The breakdown of payments made in cash and contributions into the pension scheme are shown below. Note that the amount for 2012 in respect of António Horta-Osório has been restated from £549,000 to include £18,170 of employer contribution to pension scheme. Note that the amount for 2013 in respect of George Culmer includes £106,000 carried over from 2012 and delivered in 2013.

[b]	Other remuneration payments comprise contractual cash payments to António Horta-Osório, George Culmer and Juan Colombás as part of the buyout of their benefits from their previous employers in addition to income from all employee share plans of £960.

[c]	In addition to deferral and performance adjustment, the GCE’s bonus will only vest if the Group’s share price remains above 73.6 pence on average for any 126 consecutive trading days in the five years following grant or the UK government sells at least 50 per cent of its shareholding (as at February 2014) in the Group at any time during the three years following grant. If either condition is met earlier than the third anniversary of grant, vesting will still only occur on the third anniversary. In this event, the award will be subject to a further two year holding period following vesting up to a maximum of five years in total.

[d]	The long-term incentive vesting was confirmed by the Remuneration Committee at its meeting on 20 February 2014. The closing share price on that date of 81.13 pence has been used to calculate the value.

[e]	The GCE has a conditional unfunded pension commitment, subject to share price performance. This was a partial buyout of a pension forfeited on joining from Santander. It is an unfunded unapproved retirement benefit scheme (UURBS). The UURBS provides benefits on a defined benefit basis at a normal retirement date of 65. The UURBS applies for a maximum of six years following the commencement of employment and the maximum allowance over that period is 26.5 per cent of the higher of the GCE’s base salary and reference salary in the 12 months before retirement or leaving, subject to performance conditions. No additional benefit is due in the event of early retirement. The rate of pension accrual in each year depends on share price conditions being met. An annual pension entitlement of £36,600 was accrued in 2013.

[f]	George Culmer joined the Group as an Executive Director on 16 May 2012. The 2012 figures therefore reflect a part-year.

[g]	Amounts shown reflect the period from 29 November 2013 when Juan Colombás was appointed as an Executive Director. Total remuneration for 2013 was £3,193,000. Under terms agreed when joining the Group, the CRO is entitled to a conditional lump sum benefit of £718,996 either (i) on reaching normal retirement age unless the CRO voluntarily resigns or is dismissed for cause, or (ii) on leaving due to long-term sickness or death.

Pension and benefits (audited)

	António	George	Juan
Benefit £	Horta-Osório	Culmer	Colombás
Contribution to pension scheme	18,170	52,345	3,799
Cash allowance in lieu of pension contribution	549,390	233,318	10,689
Car or car allowance	12,000	7,704	1,085
Flexible benefits payments	42,440	28,800	2,318
Private medical insurance	23,841	592	1,039
Transportation	35,200	–	299
Relocation	–	–	9,794

ANNUAL BONUS

For each Executive Director, the 2013 bonus was based on performance against:

–	Profit measures (50 per cent): Underlying Profit and Economic Profit

–	Balanced scorecard objectives (50 per cent): reflecting the strategic priorities specific to the Executive Director, but based on consistent categories:

– Financial

– Building the business

– Customer service

– Risk

– People development

Balanced scorecard outcomes are recorded through a rating, based on a rating scale ranging from ‘Under performer’ (at the lowest level), through ‘Developing’, ‘Good’, ’Strong’ and up to ‘Top’ which is the highest rating. Each of these ratings may be further differentiated by the addition of ‘minus’ or ‘plus’.

Detailed performance assessments are prepared annually in respect of the Group and each of the divisions and presented for review by the Committee. The assessments are also reviewed by the Risk Committee. For the Group’s senior ‘Code Staff’, including the Executive Directors, a further review is undertaken to ensure that adequate consideration has been given to risk factors. Based on the financial and balanced scorecard assessment, the Committee applies its judgement in determining the bonus outcomes. It takes into consideration any other factors, particularly in relation to legacy issues, such as the additional provision for PPI and the substantial fine levied by the Financial Conduct Authority in respect of controls around Bancassurance incentive arrangements.

COMPENSATION

ANNUAL BONUS FOR 2013

The Group’s performance against 2013 targets for the two financial measures is shown below.

António Horta-Osório

The maximum annual bonus opportunity of the Group Chief Executive (GCE) was 225 per cent of basic salary. For 2013, the Group outperformed the financial targets as shown above. The balanced scorecard used to inform the decisions of the Committee is the overall Group’s scorecard. The GCE’s balanced scorecard assessment for 2013, as confirmed by the Committee on 23 January 2014, reflected a number of considerations in 2013, including:

–	Successful implementation of the Group’s strategy of becoming the best bank for customers.

–	Substantially improved financial performance: underlying profit increased by 140 per cent to £6,166 million in 2013.

–	A return to statutory profitability at the pre-tax level.

–	Strengthening the balance sheet and reducing risk: adjusted fully loaded common equity tier 1 ratio increasing by 2.2 percentage points to 10.3 per cent.

–	Assets outside the Group’s risk appetite reduced by 35 per cent from £98.4 billion to £63.5 billion; reductions continue to be capital accretive overall, contributing to the release of approximately £2.6 billion of capital in the year.

–	The Group’s share price in 2013 increased by 65 per cent, making it the second best performing among the world’s top 50 banks and well above the FTSE100 increase of 14 per cent.

–	Further progress in the simplification programme: cost savings of approximately £0.6 billion realised in 2013.

–	The first phase of the European Commission mandated business disposal, Project Verde, was successfully completed in September 2013, with TSB Bank launched onto the UK high streets. An Initial Public Offering (IPO) of TSB Bank in 2014 remains a target.

–	Successful relaunch of the Lloyds Bank brand in the second half of the year.

–	Further reductions in the number of customer complaints, now down to 1.0 per 1,000 accounts (excluding PPI), the lowest of any major UK bank.

–	The Group has so far committed over £37 billion of gross new lending to British customers under the Funding for Lending Scheme (FLS) with drawings under the scheme amounting to £8 billion as at the end of 2013.

–	SME lending grew 6 per cent in 2013 in a market that contracted, while the Group’s target of lending £1 billion to UK manufacturing companies was exceeded three months ahead of schedule.

–	The sale by the UK government of 6 per cent of its stake in the Group in September 2013, thereby reducing its holding to 32.7 per cent. A major milestone in the Group’s recovery, and marks the start of the journey to full re-privatisation, which is a key priority for the Group.

The Committee agreed a balanced scorecard rating for 2013 of ’Strong plus’ for the GCE. This is one of the highest ratings on the Group’s performance scale, surpassed only by a ‘Top minus’ or ‘Top’ rating.

George Culmer

The maximum bonus opportunity of the Chief Financial Officer (CFO) was 200 per cent of basic salary. For 2013, the Group outperformed the financial targets as shown above. The balanced scorecard used to inform the decisions of the Committee is the overall scorecard for the Finance function. The CFO’s balanced scorecard assessment for 2013, as confirmed by the Committee on 23 January 2014, reflected a number of considerations in 2013, including:

–	Excellent management of Group Capital, Funding and Liquidity in a challenging environment.

–	The underlying impairment charge improved by 47 per cent to £3,004 million, driven by the reduction in assets which are outside of the Group’s risk appetite and the sustained improvement in Group asset quality.

–	Impairment charge for assets outside the Group’s risk appetite decreased 21 per cent to £1,521 million with the reduction primarily attributable to Commercial Banking impairments, which reduced by 40 per cent year-on-year reflecting better quality new business and lower defaults due to the low interest rate environment.

–	Good progress in delivering the Finance transformation, including changes to core accounting systems.

–	Return on risk-weighted assets improved to 2.14 per cent from 0.77 per cent, driven by increased earnings and by risk-weighted asset reductions, predominantly in assets which are outside of the Group’s risk appetite.

–	Underlying profit for business within the Group’s risk appetite before tax grew 24 per cent to £7,574 million, primarily reflecting reduced impairment charges and stronger net interest income.

–	Maintained focus on cost control and efficiency, resulted in total costs falling by 5 per cent to £9,635 million.

–	Substantially completed work to transform the balance sheet, by strengthening the Group’s funding, liquidity and capital position, and reducing assets outside the Group’s risk appetite.

–	The Group’s wholesale funding requirement has reduced given the reduction in assets which are outside of the Group’s risk appetite and continued growth in customer deposits in the year. These have, together, enabled us to reduce wholesale funding by £32 billion and repay the full amount of the Long Term Refinancing Operation funding from the European Central Bank of €13.5 billion ahead of schedule.

The Committee agreed a balanced scorecard rating for 2013 of ’Strong plus’ for the CFO.

COMPENSATION

Juan Colombás

The maximum bonus opportunity of the Chief Risk Officer (CRO) was 200 per cent of basic salary. For 2013, the Group outperformed the financial targets as shown above. The balanced scorecard used to inform the decisions of the Committee is the overall scorecard for the Risk Division. The CRO’s balanced scorecard assessment for 2013, as confirmed by the Committee on 23 January 2014, reflected a number of considerations in 2013, including:

–	Excellent progress across a range of Risk metrics – asset reductions, impairments, capital and liquidity management.

–	Assets outside the Group’s risk appetite reduced by 35 per cent from £98.4 billion to £63.5 billion; reductions continue to be capital accretive overall, contributing to the release of approximately £2.6 billion of capital in the year.

–	The underlying impairment charge improved by 47 per cent to £3,004 million, driven by the reduction in assets outside the Group’s risk appetite and the sustained improvement in Group asset quality.

–	Strong management of the Group’s conduct strategy programme, which addresses every area of the organisation and is driving improvements in the customer experience.

–	Good progress in delivering the Risk transformation, which is ahead of plan.

–	Close control over the management of the Risk Appetite and the understanding of the control environment.

–	Maintaining high level of responsiveness to the Group’s regulators with whom it strives for a strong working relationship.

–	Overseeing delivery of remediation plans for legacy issues.

–	Ensuring 100 per cent of product reviews were completed on time.

–	Improvements in mitigating operational risks and regulatory breaches.

The Committee agreed a balanced scorecard rating for 2013 of ’Strong plus’ for the CRO.

APPLICATION OF THE COMMITTEE’S JUDGEMENT

Using a purely mechanical assessment of the financial and BSC performance measures for the GCE, CFO and CRO would have resulted in bonuses close to maximum levels.

As with the bonus pool determination for the wider Group, the Committee has applied its judgement to adjust for other considerations in determining individual awards, such as affordability, market positioning, year on year performance and the impact of one-off items on the statutory financial out-turn. The Committee considered that using a purely mechanical approach to determining the 2013 bonus pool and individual awards was not appropriate and therefore applied its judgement to reduce awards for the Executive Directors, Group Executive Committee and for the Group pool overall.

Accordingly, the Committee determined that a bonus of £1,700,000 (71 per cent of maximum) was appropriate for the GCE, £910,000 (63 per cent of maximum) for the CFO and £860,000 (67 per cent of maximum) for the CRO taking into consideration affordability, the need for consistency with the members of the Group Executive Committee and overall Group performance during 2013. This judgement-based reduction was also in line with the reduction applied to the overall pool for discretionary awards across the Group.

The bonuses awarded are summarised in the table below:

	António	George	Juan
Name	Horta-Osório	Culmer	Colombás
Maximum opportunity (% of base salary)	225%	200%	200%
% awarded for 2013	160.2%	126.4%	134.2%
Bonus awarded for 2013	£1,700,000	£910,000	£860,000

DEFERRAL

Bonus awards for Executive Directors are deferred into shares and subject to performance adjustment until at least March 2016. The GCE’s award is subject to deferral for five years and to performance adjustment and forfeiture provisions during the first three years. The GCE’s award is subject to an additional condition that the share price must remain above 73.6 pence on average for any 126 consecutive trading days in the five years following grant or the UK government sells at least 50 per cent of its shareholding during the three years following grant. If either condition is met earlier than the third anniversary of grant, vesting will still only occur on the third anniversary. In this event, the award will be subject to a further two year holding period following vesting up to a maximum of five years in total.

Consistent with the aim of ensuring that short-term financial results are only rewarded if they promote sustainable growth, the 2013 annual bonus is subject to deferral in shares until at least 2015. This deferred amount is subject to performance adjustment (malus).

The Committee reserves the right to exercise its discretion in reducing any payment that otherwise would have been earned, if they deem appropriate.

In this respect, the Committee has recommended to the Board that it should exercise its discretion to adjust the value of certain 2010 and 2011 bonus awards, on a basis equivalent to that applied in the previous year.

COMPENSATION

LONG-TERM AWARDS MADE IN MARCH 2011 VESTING FOR THE PERIOD ENDED ON DECEMBER 2013

At the end of the performance period, it has been assessed that awards will vest at 54 per cent of maximum.

	Threshold	Maximum	Vesting at threshold	Vesting at maximum	Actual performance	Vesting % of maximum
EPS
33.33% of award	6.4p	7.8p	25%	100%	6.6p	36.5%
Economic profit
33.33% of the award	£567m	£1,534m	25%	100%	£1,737m	100.0%
Annualised absolute total shareholder return
33.33% of award	8%	14%	25%	100%	8%	25.3%

PERCENTAGE CHANGE IN REMUNERATION OF GCE VERSUS THE WIDER EMPLOYEE POPULATION

Figures for ‘All Employees’ are calculated using figures for UK-based colleagues subject to the Group Annual Bonus Plan, which is considered to be the most appropriate group of employees for these purposes.

	% change in base salary (2012 – 2013)	% change in bonus (2012 – 2013)	% change in benefits (2012 – 2013)
Group Chief Executive	0%	14.5%	0%
All Employees	2.3%*	14.1%*	2.3%*

*	Adjusted for movements in staff numbers and other impacts to ensure a like for like comparison.

Relative spend on pay (£m)

Underlying Profit has been used for comparison on the basis that it reflects performance, excluding legacy issues and one-off events.

Payments within the reporting year to past directors (audited)

As part of arrangements on leaving the Group, contractual payments of monthly salary and benefits were made in respect of January 2013 totalling £76,746 to Mr T Tate.

Loss of office payments (audited)

There were no payments for the loss of office made to former Directors during 2013.

COMPENSATION

CHAIRMAN AND NON-EXECUTIVE DIRECTORS

	Fees £000		Taxable benefits £000		Total £000
Current Non-Executive Directors	2013	2012	2013	2012	2013	2012
Sir Winfried Bischoff	700	700	17[1]	15	717	715
Lord Blackwell	233	101	–	–	233	101
Carolyn Fairbairn	103	58	–	–	103	58
Anita Frew	105	100	–	–	105	100
Nick Luff (from 05/03/13)	108	–	–	–	108	–
David Roberts	248	202	–	–	248	202
Anthony Watson	204	152	–	–	204	152
Sara Weller	103	87	–	–	103	87
Former Non-Executive Directors
Timothy Ryan (until 18/04/13)	29	115	–	–	29	115
Martin Scicluna (until 31/03/13)	33	130	–	–	33	130
Totals	1,866	1,645	17	15	1,883	1,660

[1]	Taxable benefits are made up of car allowance of £12,000, private medical benefit of £566, and transportation of £4,864.

BREAKDOWN OF NON-EXECUTIVE DIRECTORS’ FEES (£000S)

	Board fee	Deputy Chairman	Senior Independent Director	Audit committee	Remuneration committee	Board Risk committee	SWG board fees[1]	Other Fees[2,3]	2013 Total
Lord Blackwell	65			20		18	130		233
Carolyn Fairbairn	65			20	18				103
Anita Frew	65			20		17		3	105
Nick Luff	54			39		15			108
David Roberts	65	100		20	18	45			248
Timothy Ryan	20				4	5			29
Martin Scicluna	16			13		4			33
Anthony Watson	65		60	20	40	19			204
Sara Weller	65				18	17		3	103

[1]	Scottish Widows Group Ltd.

[2]	Fees for chairing the Responsible Business Steering Group (a non-Board level committee).

[3]	Fees for chairing the Finance Inclusion Committee (a non-Board level committee).
158

COMPENSATION

HISTORICAL TSR PERFORMANCE

The chart below shows the historical TSR of Lloyds Banking Group plc compared with the FTSE 100 as requested by the regulations, rebased as at 1 January 2008. The FTSE 100 index has been chosen as it is a widely recognised equity index of which Lloyds Banking Group plc has been a constituent throughout this period.

TOTAL SHAREHOLDER RETURN INDICES – LLOYDS BANKING GROUP AND FTSE 100

To provide further context, also shown below is Lloyds Banking Group’s annual TSR change compared with the FTSE 100 and against a European Banking index calculated for each period since 1 January 2008. The Group believes this highlights more clearly the positive impact of the current management team which was formed in 2011.

1 YEAR TOTAL SHAREHOLDER RETURN

HISTORICAL GCE REMUNERATION OUTCOMES

	GCE	2009	2010	2011	2012	2013
GCE single figure of remuneration	J E Daniels	1,121	2,572	855	–	–
£000	António Horta-Osório	–	–	1,765	3,398	7,475
Annual bonus payout	J E Daniels	Waived	62%	0%	–	–
(% of maximum opportunity)	António Horta-Osório	–	–	Waived	62%	71%
Long-term incentive vesting	J E Daniels	0%	0%	0%	–	–
(% of maximum opportunity)	António Horta-Osório	–	–	0%	0%	54%

Notes: J E Daniels served as Group Chief Executive until 28 February 2011; António Horta-Osório was appointed Group Chief Executive from 1 March 2011. J E Daniels declined to take a bonus in 2008 and 2009 and António Horta-Osório declined to take a bonus in 2011.

COMPENSATION

OUTSTANDING SHARE AWARDS

DIRECTORS’ INTERESTS (AUDITED)

Shareholding guidelines

Executive Directors are required to build up a holding in Lloyds Banking Group plc shares of value equal to 150 per cent of gross salary (200 per cent of gross salary for the Group Chief Executive) and are expected to achieve these targets within three years from the later of 1 January 2012 and their date of joining the Board. They are required to retain any shares vesting from LTIP awards granted from 2012 onwards for a further two years post vesting (although vested shares would count towards the shareholding requirement). Members of the Executive Committee are required to build up a shareholding of 100 per cent of their gross salary. As at 31 December 2013 all Executive Directors significantly exceeded the requirements.

	Number of Shares			Number of Options		Total Shareholding			Value
	Owned outright	Unvested subject to continued employment	Unvested subject to performance	Unvested subject to continued employment	Vested unexercised	Totals	Total at 27 February 2014		Expected value at 31 December 2013 (£000s)	[2]
Executive Directors
António Horta-Osório[1]	1,411,685	3,012,781	24,224,312	22,156	4,005,764	32,676,698	32,677,068	[3]	12,400
George Culmer	877,951	1,420,166	8,674,086	2,265,972	2,216,187	15,454,362	15,454,732	[3]	7,401
Juan Colombás	1,409,048	1,989,077	10,809,619	–	535,231	14,742,975	14,742,975		5,661
Non-Executive Directors
Sir Winfried Bischoff	1,300,000	–	–	–	–	1,300,000	n/a		n/a
Lord Blackwell	50,000	–	–	–	–	50,000	n/a		n/a
Carolyn Fairbairn	–	–	–	–	–	–	n/a		n/a
Anita Frew	300,000	–	–	–	–	300,000	n/a		n/a
David Roberts	968,641	–	–	–	–	968,641	n/a		n/a
Nick Luff	80,000	–	–	–	–	80,000	n/a		n/a
Anthony Watson	476,357	–	–	–	–	476,357	n/a		n/a
Sara Weller	150,000	–	–	–	–	150,000	n/a		n/a

[1]	Shareholdings held by António Horta-Osório are either wholly or partially in the form of ADRs.

[2]	Awards subject to performance under the Long-Term Incentive Plan had an expected value of 30 per cent of face value at grant (using current accounting assumptions). Values are based on the 31 December 2013 closing price of 78.88 pence. Full face value of awards are £25,775,379 for António Horta-Osório, £12,190,401 for George Culmer and £11,629,259 for Juan Colombás.

[3]	The changes in beneficial interests for António Horta-Osório and George Culmer relate to ‘partnership’ and ‘matching’ shares acquired under the Lloyds Banking Group Share Incentive Plan between 31 December 2013 and 27 February 2014.

A summary of transactions undertaken in the year, including share plan awards vested plus open market purchases and sales made by Directors, is shown on page 163.

As a result of the above shareholdings, the position for each Executive Director is as follows:

		Shareholding requirement		Current shareholding		Requirement met
	Base salary (£000s)	% of base salary	Number of shares (at 31/12/13 closing price of £0.7888)	% of base salary[1]	Number of shares as at 31/12/13[2]
Executive Directors
António Horta-Osório	1,061	200%	2,690,162	402%	5,417,449	Yes
George Culmer	720	150%	1,369,168	338%	3,094,138	Yes
Juan Colombás	710	150%	1,350,152	216%	1,944,279	Yes

[1]	Current shareholding percentage of base salary shareholding figure is calculated using the 31/12/13 closing price of 78.88 pence.

[2]	Shares owned outright plus vested but unexercised options have been used to calculate current shareholding figures.

None of those who were Directors at the end of the year had any other interest in the capital of Lloyds Banking Group plc or its subsidiaries. The register of Directors’ interests, which is open to inspection, contains full particulars of Directors’ shareholdings and options to acquire shares in Lloyds Banking Group plc.

COMPENSATION

BREAKDOWN OF SHARES INTERESTS

Long-term incentive plan awarded in 2013

Awards in 2013 were made over shares with a value of 300 per cent of reference salary for the GCE (7,425,441 shares with a face value of £3,660,000), 275 per cent for the CFO (4,017,041 shares with a face value of £1,980,000) and 275 per cent for the CRO (3,576,283 shares with a face value of £1,762,750). The share price used to calculate face value is the average price over the five days prior to grant (18 March to 22 March 2013), which was 49.29 pence.

The performance conditions attached to these awards are set out in the table below. The performance period ends on 31 December 2015.

Measure	Basis of payout range	Metric	Weighting
Economic Profit	Payout range set relative to targets	Threshold: £1,254m Maximum: £1,881m	35%
Absolute TSR	Growth in share price including dividends	Threshold: 8% pa Maximum: 16% pa	30%
Customer satisfaction (FCA reportable banking complaints per 1,000 customers excluding PPI)	Payout range set relative to targets over 3 year period	Threshold: 1.05 Maximum: 0.95	10%
Total costs (adjusted)	Payout range set relative to 2015 targets	Threshold: <=£9,323m Maximum: <=£8,973m	10%
The level of assets which are outside of the Group’s risk appetite at end of 2015 (excluding UK Retail)	Payout range set relative to 2015 targets	Threshold: <=£37bn Maximum: <=£28bn	10%
SME lending	Payout range set relative to performance against market in lending to SMEs over 3 year period	Threshold: at market Maximum: 4%	5%

For each measure, 25 per cent will vest for threshold performance, 50 per cent for on-target performance and 100 per cent for maximum performance.

SAYE INTERESTS AWARDED IN 2013

The Executive Directors are eligible to participate in the Group’s ’sharesave’ and ’sharematch’ plans. In 2013, the GCE and CFO were each granted SAYE options over 22,156 shares (with an exercise price of 40.62 pence per share and a face value of £11,250). The share price used to calculate the face value is the price on grant (12 April 2013), which was 50.78 pence.

DEFERRED BONUS AWARDED IN 2013

Bonus is deferred into shares normally released at the end of a three year period. The face value of the share awards in respect of bonuses granted in March 2013 was £1,485,000 (3,012,781 shares) for the GCE and £700,000 (1,420,166 shares) for the CFO. The share price used to calculate face value is the average price over the five days prior to grant (18 March to 22 March 2013), which was 49.29 pence.

INTERESTS IN SHARE OPTIONS (AUDITED)

	At	Granted	Exercised	Lapsed	At 31		Exercise periods
	1 January	during	during	during	December	Exercise
	2013	the year	the year	the year	2013	price	From	To	Notes
António Horta-Osório	1,452,401	–	–	–	1,452,401	–	15/6/2011	30/3/2021	a
	662,116	–	–	–	662,116	–	31/1/2012	30/3/2021	a
	1,452,401	–	–	–	1,452,401	–	15/6/2012	30/3/2021	a
	438,846	–	–	–	438,846	–	31/1/2013	30/3/2021	a
	1,707,763	–	–	1,707,763	–	–	15/6/2013	30/3/2021	a, d
	–	22,156	–	–	22,156	40.62p	1/6/2016	30/11/2016	e
George Culmer	2,216,187	–	–	–	2,216,187	–	1/4/2013	31/3/2018	b, c
	2,243,816	–	–	–	2,243,816	–	1/4/2014	31/3/2019	b, c
	–	22,156	–	–	22,156	40.62p	1/6/2016	30/11/2016	e
Juan Colombás	235,499	–	–	–	235,499	–	15/6/2011	30/3/2021	a
	299,732	–	–	–	299,732	–	15/6/2012	30/3/2021	a
	606,357	–	–	606,357	–	–	–	–	a, d

Former Directors who served during 2013

None

a Share buy-out award granted on 30 March 2011 for the loss of deferred share awards forfeited on leaving the Santander Group. Awards are consistent with those forfeited and have a nil option price.

b Not exercisable as the option has not been held for the period required by the relevant scheme.

c Executive share award granted on 6 August 2012 for the loss of deferred share awards forfeited on leaving RSA Insurance Group plc.

d Share buy-out awards lapsed as the performance conditions were not met.

e Sharesave.

None of the other directors at 31 December 2013 had options to acquire shares in Lloyds Banking Group plc or its subsidiaries.

The market price for a share in the Group at 1 January 2013 and 31 December 2013 was 47.92 pence and 78.88 pence, respectively. The range of prices between 1 January 2013 and 31 December 2013 was 46.305 pence to 80.37 pence.

Nil cost options granted in March 2011 lapsed as the performance conditions (relative TSR against a bespoke comparator group) were not met.

COMPENSATION

LLOYDS BANKING GROUP LONG-TERM INCENTIVE PLAN (AUDITED)

The following table shows conditional shares awarded under the plan. Further information regarding this plan can be found on pages 152 and 161.

	At 1 January 2013	Awarded during the year	Vested during the year	Lapsed during the year	At 31 December 2013	End of performance period	Expected value (£000s)[b]	Notes
António Horta-Osório	7,154,187	–	–	–	7,154,187	31/12/2013	5,643
	9,644,684	–	–	–	9,644,684	31/12/2014	7,608
	–	7,425,441			7,425,441	31/12/2015	5,857	a
George Culmer	4,657,045	–	–	–	4,657,045	31/12/2014	3,673
	–	4,017,041	–	–	4,017,041	31/12/2015	3,169	a
Juan Colombás	3,087,272	–	–	–	3,087,272	31/12/2013	2,435
	4,146,064	–	–	–	4,146,064	31/12/2014	3,270
	–	3,576,283	–	–	3,576,283	31/12/2015	2,821	a
[a]	Award price 49.29 pence.

[b]	Values are based on the 31 December 2013 closing price of 78.88 pence.

ADDITIONAL DISCLOSURES

Emoluments of the eight highest paid senior executives*

The following table sets out the emoluments of the eight highest paid senior executives (excluding Executive Directors) in respect of the 2013 performance year.

								Executive
	8	7	6	5	4	3	2	1
	£000	£000	£000	£000	£000	£000	£000	£000
Fixed
Cash based	400	700	480	843	500	656	700	754
Total fixed	400	700	480	843	500	656	700	754
Variable
Upfront cash	2	2	2	2	2	2	2	2
Deferred cash	0	0	0	0	0	0	0	0
Upfront shares	358	334	238	226	272	334	458	374
Deferred shares	540	504	360	342	411	504	690	564
Long term incentive plan	0	0	571	491	739	1,385	1,231	1,592
Total variable pay	900	840	1,171	1,061	1,424	2,225	2,381	2,532
Pension cost	80	175	96	133	125	164	175	189
Total remuneration	1,380	1,715	1,747	2,037	2,049	3,045	3,256	3,475

Variable pay in respect of performance year 2013. LTIP values shown reflect awards for which the performance period ended on 31 December 2013. Pension costs based on a percentage of salary according to level.

* Includes members of the Group Executive Committee and Senior Executive level colleagues.

COMPENSATION

DIRECTORS’ INTERESTS – SUMMARY OF AWARDS VESTED, PURCHASES AND SALES MADE BY DIRECTORS IN 2013

	Holding at 1 January 2013 (or appointment date)	Transactions during the year	Number of Shares	Notes	Holding at 31 December 2013
Executive Directors
António Horta-Osório				Purchase
	1,407,780	29/10/13	920	230 ADRs for
				connected
				person
				Share Incentive
		Monthly	2,985	Plan purchase	1,411,685
				and matching
				shares
George Culmer				Share Incentive
				Plan purchase
	874,966	Monthly	2,985	and matching	877,951
				shares
Juan Colombás	1,409,048	None	–	–	1,409,048
Non-Executive Directors
Sir Winfried Bischoff	1,300,000	None	–	–	1,300,000
Lord Blackwell	50,000	None	–	–	50,000
Carolyn Fairbairn	–	None	–	–	–
Anita Frew	300,000	None	–	–	300,000
Nick Luff	80,000	None	–	–	80,000
David Roberts	968,641	None	–	–	968,641
Anthony Watson	476,357	None	–	–	476,357
Sara Weller	150,000	None	–	–	150,000
163

CORPORATE GOVERNANCE

STATEMENT ON US CORPORATE GOVERNANCE STANDARDS

As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds Banking Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Lloyds Banking Group plc’s main listing is on the London Stock Exchange, it follows the principles contained in the UK Corporate Governance Code issued by the UK Financial Reporting Council (the UK Code). The Group has complied with the provisions of the UK Code and has done so throughout 2013 regarding the provisions where the requirements are of a continuing nature. Key differences are set out below.

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

To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairmen. Terms of reference for each of the Committees are available on the website at www.lloydsbankinggroup.com. Information on the membership, role and activities of each of the Committees can be found on pages 174 to 185.

CORPORATE GOVERNANCE

THE BOARD AND ITS MEMBERS

PURPOSE AND RESPONSIBILITIES

The Group is led by a Board comprising a Non-Executive Chairman, independent Non-Executive Directors and Executive Directors. The Board is collectively responsible for the long term success of the Company. It achieves this by setting the strategy and overseeing delivery against it, establishing the culture, values and standards of the Group, ensuring that the Group manages risk effectively, monitoring financial performance and reporting and ensuring that appropriate and effective succession planning arrangements and remuneration policies are in place.

THE ROLE OF THE DIRECTORS

The roles of the Chairman and other Board members are set out below. There is a clear division of responsibility at the head of the Company.

The Chairman has overall responsibility for the leadership of the Board while the Group Chief Executive manages and leads the business.

OVERVIEW OF THE ROLES OF THE DIRECTORS

Chairman

Overall responsibility for the leadership of the Board and the promotion of the highest standards of corporate governance.

Sets the Board meeting agendas to ensure that the Board devotes its time and attention to the right matters.

Builds an effective and complementary Board.

Plans succession in Board appointments in conjunction with the Nomination & Governance Committee.

Ensures the Directors receive timely and relevant information and are kept advised of key developments.

Senior Independent Director

Helps resolve shareholders’ concerns.

Acts as a sounding board for the Chairman and Group Chief Executive on Board and shareholder matters.

Is a conduit, as required, for the views of other Non-Executive Directors on the performance of the Chairman.

Is available to shareholders if they have concerns which contact through the normal channels has failed to resolve or is inappropriate.

Attends sufficient meetings with major shareholders and financial analysts to understand issues and concerns.

Conducts the Chairman’s annual performance appraisal.

Group Chief Executive

Manages the Group on a day-to-day basis, and in accordance with the strategy and long term objectives approved by the Board.

With the exception of those matters reserved to the Board, the Group Chief Executive makes decisions on matters affecting the operations, performance and strategy of the Group’s businesses.

Provides leadership and direction to implement strategy in accordance with the goals and objectives set by the Board.

Coordinates all activities to implement the strategy and for managing the business in accordance with the Group’s risk appetite and business plan set by the Board.

Deputy Chairman

Ensures continuity of effective Board Chairmanship during any change of chairmanship.

Supports the Chairman in representing the Board and acting as spokesman.

Deputises for the Chairman in the discharge of his duties.

Is available to the Board for consultation and advice.

Is the Chairman’s point of contact with governmental and other institutions.

Represents the Group’s interests to official enquiries and review bodies.

Non-Executive Director

Challenges constructively.

Helps develop strategy.

Participates actively in the decision-making process of the Board.

Scrutinises the performance of management in meeting agreed goals and objectives.

Provides entrepreneurial leadership of the Group within a framework of prudent effective controls.

Sets the Group’s strategic aims and reviews management’s performance.

Sets the Group’s values and standards.

Executive Director

Makes and implements decisions in all matters affecting the operations, performance and strategy of the Group’s business, under the leadership of the Group Chief Executive.

Provides specialist knowledge and experience to the Board.

Responsible for the successful leadership and management of the Risk and Finance divisions.

Designs, develops and implements strategic plans.

Deals with the day-to-day operations of the Group.

THE ROLE OF THE COMPANY SECRETARY

The Company Secretary is responsible to the Board and provides comprehensive practical support and guidance to Directors both as individuals and as a collective, with particular emphasis on supporting the Non-Executive Directors in maintaining the highest standards of probity and corporate governance. The Company Secretary is also responsible for communicating with shareholders as appropriate and ensuring that due regard is paid to their interests. All Directors, including Non-Executive Directors, have access to the services of the Company Secretary in relation to the discharge of their duties.

ACCESS TO ADVICE

The Group also provides access, at its expense, to the services of independent professional advisers in order to assist Directors in their role, especially Non-Executive Directors, wherever this is deemed necessary. Board Committees are also provided with sufficient resources to undertake their duties.

AUTHORITY AND DELEGATION

CORPORATE GOVERNANCE FRAMEWORK

The Group’s corporate governance framework, which is reviewed annually by the Board, comprises the board authority and the delegated executive authority.

BOARD AUTHORITY

The board authority sets out the matters reserved to the Board. These include decisions concerning the strategy and long-term objectives of the Group, the Group’s capital, medium-term plan and financial budgets, significant contracts and transactions and various statutory and regulatory approvals. The approval of the remuneration policy, risk appetite and risk management framework are also reserved to the Board. The board authority delegates responsibility for day-to-day management of the business to the Group Chief Executive and sets out the basis for delegation of authorities from the Board to Board Committees.

CORPORATE GOVERNANCE

The following table provides an overview of the matters reserved to the Board of Lloyds Banking Group plc. A full schedule of all matters reserved to the Board can be found at www.lloydsbankinggroup.com.

Strategy and budget

Approves the Group’s strategy and long-term objectives, the Medium Term Plan and the annual budget and reviews delivery against plan.

Approves strategic proposals and major operational issues.

Establishes the culture, values and standards of the Group.

Governance

Determines Board and Committee structure, size and composition.

Determines the independence of Non-Executive Directors.

Approves the governance principles, corporate governance framework, Board Committee terms of reference and key Group policies.

Risk management

Approves the Group’s risk appetite and risk management framework.

Monitors the Group’s aggregate risk exposures, risk/return and emerging risks.

Reviews annually the effectiveness of the Group’s risk management and internal control systems.

Remuneration

Approves the overall remuneration policy and philosophy of the Company.

Approves the remuneration of Non-Executive Directors.

Approves material changes in employee share schemes and policy relating to Group pensions.

Structure, capital and transactions

Approves material changes to the Group’s corporate and organisational structure and changes to capital structure.

Approves the basis for allocation of capital, investments, acquisitions, mergers or disposals.

Approves large transactions, equity investments and disposals, and intra group guarantees.

Finance, statutory and

regulatory requirements

Approves financial statements, dividends and significant accounting changes.

Authorises Directors’ conflicts or potential conflicts of interest.

Approves all shareholder notices, circulars, prospectuses and listing particulars.

DELEGATED EXECUTIVE AUTHORITY

The Group Chief Executive, through the delegated executive authority, delegates aspects of his own authority, as permitted, to members of the Group Executive Committee. The Group Executive Committee meets weekly to scrutinise items of key business. The Group Audit Director, Group HR Director and the Company Secretary attend the weekly Group Executive Committee meetings to ensure that there is appropriate internal audit oversight, employee interests and people strategy matters are considered and that the highest standards of corporate governance are maintained.

THE ROLE OF THE BOARD COMMITTEES

The Board is supported by its Committees which make recommendations to the Board on matters delegated to them, in particular in relation to internal control, risk, financial reporting, governance and remuneration matters. This enables the Board to spend a greater proportion of its time on strategic, forward looking agenda items. Each Committee comprises Non-Executive Directors only and is chaired by an experienced Chairman. The Committee Chairs report to the Board on the activities of the Committee at each Board meeting. Terms of reference for each of the Committees can be found at www.lloydsbankinggroup.com. Information on the membership, role and activities of each of the Committees can be found on pages 174 to 185.

SUBSIDIARY GOVERNANCE

The Group conducts the majority of its business through a number of subsidiary entities. The Boards of the four main bank companies, Lloyds Banking Group plc, Lloyds Bank plc, HBOS plc and Bank of Scotland plc, comprise the same Directors. The Board meetings for these companies are held concurrently with the agenda split between the companies to allow decisions to be taken and scrutinised by the appropriate Board.

In addition the Group has an insurance subsidiary, Scottish Widows Group Limited, which itself also has a number of separate operating subsidiaries. The Board of Scottish Widows Group Limited, which also sits as the Board of the major subsidiaries, is chaired by a non-executive member of the Lloyds Banking Group Board and contains a balance of independent non-executive directors, Group executives and Insurance Division executives. This composition supports its legal and regulatory requirements for independent decision making within the overall framework of Group policies and controls.

To help manage the legal, regulatory and reputational risks associated with the Group’s subsidiary entities, the Group requires that subsidiary boards and their directors meet minimum governance standards, as laid down in the legal entity management standards and directors’ handbook as approved by the Board of Lloyds Banking Group plc.

The Group Chief Executive outlined his Group strategy in 2011 including a simplification target of reducing the number of legal entities in the Group from 1,685 to fewer than 1,000 by the end of 2014. As at 31 December 2013, the number of Group entities had reduced to 929, achieving the target one year ahead of schedule.

CORPORATE GOVERNANCE

The establishment of TSB Bank plc

Following the European Commission’s ruling in 2009 requiring the Group to divest part of its business, the Group created a fresh competitor on Britain’s high streets in TSB Bank, which was launched in September 2013. The creation of TSB Bank required the Group to balance its oversight obligations with the need to deliver an independently functioning bank. A governance structure was agreed by the Board of Lloyds Banking Group plc to ensure this was achieved. Three governance stages were identified to progress TSB Bank’s transition to a fully independent stand alone bank:

Wholly-owned subsidiary

While TSB Bank remains a wholly owned subsidiary of the Group it will operate in line with the Group’s risk appetite and over-arching strategic goals. Should TSB Bank need access to Group information in order to carry out its responsibilities, any conflicts are managed in accordance with existing Group guidance. In accordance with the mandate set with the TSB Bank Board, TSB Bank management will run TSB Bank but have reporting lines to their Group counterparts.

Transition to initial public offering

In January 2014, TSB Bank received a greater degree of autonomy. It has its own independent, non-executive chairman and board, with its own constitution and responsibilities. The regulatory approved executive teams have dotted reporting lines into their Group counterparts but no direct reporting lines. In accordance with its agreed strategy, plan and budget, TSB Bank is able to take independent operational decisions. Certain decisions, such as product pricing and marketing, remain subject to approval by the Group.

Following initial public offering

Once TSB Bank is listed on the London Stock Exchange, its independence will be prescribed in a relationship agreement between itself and Lloyds Banking Group. Any transactions between the Group and TSB Bank will be at arms length through a transitional service agreement and long term service agreement.

BOARD COMPOSITION

BOARD SIZE

The Board should be of sufficient size to reflect a broad range of views and perspectives whilst allowing all Directors to participate effectively in meetings. The Board currently comprises three Executive Directors, eight independent Non-Executive Directors and the Chairman who was independent on appointment. The size of the Board is within the optimal range set by the Nomination & Governance Committee. Further details on independence are set out in the Nomination & Governance Committee Report.

Mix of Executive and Non-Executive Directors

Until recently, the Board operated with two Executive Directors: the Group Chief Executive and the Chief Financial Officer. As a reflection of the importance of risk management in decisions taken by the Board, Juan Colombás, the Chief Risk Officer, was appointed to the Board in November 2013 as an additional Executive Director. His appointment has increased the number of Executive Directors on the Board to three.

CORPORATE GOVERNANCE

Chairman succession

Following the announcement by the Group’s Chairman, Sir Winfried Bischoff, of his intention to retire before the 2014 annual general meeting, a committee of the Board was established, led by Anthony Watson, to oversee the search and selection of his successor. A job specification was prepared with the assistance of Odgers Berndtson (who has no connection with the Group), a comprehensive long-list of potential candidates was drawn up which, based on the attributes required and the skills, availability and experience of the candidates, was reduced to a short-list of candidates. Each of the candidates was interviewed and assessed by the members of the Committee with updates on progress reported to the Nomination & Governance Committee and the Board.

It was clear from Board feedback that Lord Blackwell was considered by his fellow Directors to be a suitable candidate to succeed Sir Winfried as Chairman and at the request of the Board, he made himself available for consideration for the role. He did not take part in any of the discussions on Chairman succession following his decision to apply for the role.

On 2 December 2013, the Group announced that Lord Blackwell would be appointed as Chairman of the Group following the retirement of Sir Winfried Bischoff on 3 April 2014. The appointment received unanimous Board approval. Lord Blackwell has been a Director on the Board of Lloyds Banking Group since June 2012 where he has been a member of the Group’s Audit and Board Risk Committees. He has also been the Chairman of Scottish Widows since September 2012. Lord Blackwell has broad experience in banking, insurance and management consultancy. His external experience, together with his experience and knowledge of Lloyds Banking Group and existing relationships with the Board, make him ideally placed to ensure a seamless handover as Chairman. Since the announcement of Lord Blackwell’s appointment to the role of Chairman, he has taken steps to ensure that he can adequately meet the time commitments of the role. Lord Blackwell meets the independence criteria set out in the Code on appointment. His biography can be found on page 139.

APPOINTMENTS

In 2013, the Board identified the need for a number of new Directors to supplement the banking, finance and risk experience on the Board. The following Board appointments were made:

–	On 5 March 2013, Nick Luff was appointed as a Non-Executive Director and replaced Martin Scicluna as Chairman of the Audit Committee on 31 March 2013; and

–	On 29 November 2013, Juan Colombás, the Chief Risk Officer, was appointed as an Executive Director.

In addition, on 1 January 2014, Dyfrig John was appointed as a Non-Executive Director.

The Nomination & Governance Committee is currently conducting a search for additional directors with relevant banking, finance and risk experience. A search is also being conducted for a new chairman of Scottish Widows Group Limited in place of Lord Blackwell.

More information on Board and Committee composition and the appointment process is set out in the Nomination & Governance Committee Report on pages 174 to 176. The Directors’ biographies are set out on pages 139 to 141.

EXECUTIVE DIRECTOR SERVICE CONTRACTS AND NON-EXECUTIVE DIRECTOR TERMS OF APPOINTMENT

The Chairman and Non-Executive Directors are appointed for a specified term and are subject to annual re-election by shareholders. Non-Executive Directors may have their appointment terminated, in accordance with statute and the articles of association, at any time without compensation. Executive Directors have service contracts with the Group. The Chairman, Group Chief Executive, Chief Financial Officer and Chief Risk Officer are each obliged to give six months notice of their intention to retire from their respective roles. The terms and conditions of appointment of Non-Executive Directors and Executive Director service agreements are available for inspection at the registered office address.

ELECTION AND RE-ELECTION

All Directors appointed to the Board since the annual general meeting in 2013 will stand for election at the 2014 annual general meeting. All other Directors will retire and those willing to serve again will submit themselves for re-election at the annual general meeting. Biographies of all current Directors are set out on pages 139 and 141. Details of the Directors seeking election or re-election at the annual general meeting are set out in the Notice of Meeting.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Throughout 2013 the Group had appropriate insurance cover in place to protect Directors, including former Directors who retired during the year, from liabilities that may arise against them personally in connection with the performance of their role. As well as insurance cover, the Group agrees to indemnify the Directors to the maximum extent permitted by law.

CORPORATE GOVERNANCE

DIVERSITY POLICY

The Board places great emphasis on ensuring that its membership reflects diversity in the broadest sense. The combination of personalities on the Board provides a good range of perspectives and challenge and improves the quality of decision making. In 2013, the Board continued to focus on improving diversity. The percentage of female representation on the Board meets its objective of 25 per cent by 2015 as recommended by the Lord Davies Review. The following charts detail the percentage of women employed at various levels of seniority within the Group as at 31 December 2013 compared to prior years.

Developing diversity

The Board recognises that senior management is a group from which future directors may be selected. To improve the diversity in these roles, the Group has implemented a variety of initiatives which include:

–	the Senior Women Leadership Programme;

–	Footprints in the Snow, a senior women’s role model programme;

–	mandatory diverse shortlists for senior appointments;

–	Sponsoring Leadership Programme, where women and colleagues from ethnic minorities are sponsored in their career by senior executives;

–	the Breakthrough Women’s Network, which provides support and networking opportunities for over 4,000 women across the Group; and

–	the Group Disability Programme, providing equal opportunity for colleagues with disabilities.

The Group has also sponsored the First Women Awards for eight years running and has been awarded a place in The Times Top 50 Employers for Women in 2012 and 2013.

These initiatives, amongst others, will help the Group improve diversity. More information on the Group’s diversity programmes, including details of the Group’s commitment to raise the percentage of women employed in senior management roles to 40 per cent by 2020, is set out in the 2013 Responsible Business Report, which can be found at www.lloydsbankinggroup-cr.com.

Conflicts of interest

All Directors of the Group and its subsidiaries must avoid any situation which might give rise to a conflict between their personal interests and those of the Group. Prior to appointment, potential conflicts of interest are disclosed and assessed to ensure that there are no matters which would prevent that person from taking on the appointment.

Directors are responsible for notifying the Chairman and Company Secretary as soon as they become aware of actual or potential conflict situations. In addition, conflicts are monitored as follows:

–	the Directors are required to complete a conflicts questionnaire on appointment and annually thereafter;

–	changes to the commitments of all Directors are reported to the Nomination & Governance Committee and the Board; and

–	a register of potential conflicts and time commitments is regularly reviewed and authorised by the Board to ensure the authorisation status remains appropriate.

If any potential conflict arises, the articles of association permit the Board to authorise the conflict, subject to such conditions or limitations as the Board may determine. In situations where a potential conflict arises, the Director will excuse themselves from any meeting or discussion and all material in relation to that matter will be restricted including Board papers and minutes.

Anita Frew is a Non-Executive Director of the Group and Aberdeen Asset Management plc. During the year, Aberdeen Asset Management agreed to acquire Scottish Widows Investment Partnership from the Group. Anita excused herself from all discussions concerning the transaction and did not have access to any of the papers. She took the same action at Aberdeen Asset Management. On this basis, the Board approved the potential conflict of interest.

TIME COMMITMENTS

Non-Executive Directors are required to devote such time as is necessary for the effective discharge of their duties. On average, this equates to 35-40 days per annum (including attendance at Committee meetings). For Committee Chairs, this increases to 45-50 days with the Senior Independent Director and Deputy Chairman spending considerably more than 50 days on the Company’s business. Fees paid to Non-Executive Directors reflect the time commitment and responsibilities of the role. Non-Executive Directors do not receive share options or other performance related pay. Non-Executive Directors may be expected to relinquish other appointments to ensure that they can meet the time commitments of their role. Executive Directors are restricted to taking on no more than one non-executive director role in a FTSE 100 company. The Chairman is required to commit to this being his primary role, limiting his other commitments to ensure he can spend as much time as the role requires. The Chairman’s biography can be found on page 139.

CORPORATE GOVERNANCE

TRAINING

BOARD INDUCTION

All Directors are expected to make an informed contribution based on an understanding of the Group’s business model and the key challenges facing the Group and its businesses. The Chairman ensures that all Directors receive a full, formal and tailored induction on joining the Board comprising:

–	a corporate induction, including an introduction to the Board and a detailed overview of the Group, its strategy, operational structures and main business activities. Non-Executive Directors are also afforded opportunities to meet with major shareholders;

–	the roles and responsibilities of a Director, including statutory duties and responsibilities of an FCA approved person;

–	a bespoke induction programme tailored by the Chairman to the individual needs of the Director with regard to their specific role and their skills and experience to date. This takes the form of reading materials and meetings with senior executives across the Group and sessions on the Group’s business divisions; and

–	a detailed induction programme across Risk, focusing on: risk appetite and the Group’s risk profile; compliance and conduct risk; capital, stress testing, analytics and modelling; liquidity risk; Retail and Wealth credit risk; Commercial Banking credit risk; operational risk and financial crime; EU State aid, risk transformation, ring-fence banking, recovery and resolution planning; global non-core; and the separation of TSB Bank.

In preparation for his role as Chairman of Lloyds Banking Group, Lord Blackwell has undertaken an intensive induction and continuing business awareness programme. Since his appointment was approved, he has also joined Sir Winfried Bischoff in attending important internal and external meetings.

PROFESSIONAL DEVELOPMENT

The Board receives regular refresher training and information sessions throughout the year to address current business or emerging issues. This is done under the leadership of the Chairman and is delivered through a variety of business updates, including sessions on:

–	capital and liquidity (including stress testing requirements);

–	the approved persons regime;

–	accounting developments; and

–	credit rating agency developments.

These sessions also allow the Executive Directors an opportunity to consider business areas outside their direct responsibilities.

In addition, the Audit Committee hosted a series of ‘deep dives’ in early 2013 to which all Board members were invited, and which provided an in-depth review of the operations of each of the business divisions and of the latest accounting standards and operating methodologies. During the year the Audit Committee deep dives were replaced by business and technical updates. The Board Risk Committee also received reviews from each division. All of the Directors attend the Board Risk Committee.

Directors are also invited to attend courses, management meetings and one to one meetings with key executives. For instance, some of the Non-Executive Directors attended meetings of the Product Pricing Governance Committee, others spent a day at a PPI call centre.

BOARD AGENDA AND ATTENDANCE

SETTING THE BOARD AGENDA

The Chairman is responsible for setting the Board agenda, assisted by the Group Chief Executive and Company Secretary. A yearly planner is prepared by the Company Secretary to map out the flow of key items of business to the Board and to ensure that sufficient time is being set aside for strategic discussions.

Prior to each Board meeting the Chairman reviews the agenda and time allocation with the Group Chief Executive, the Company Secretary and other Directors as appropriate. The Group Chief Executive holds a separate Board paper review meeting to review the individual papers. That meeting is held with the Group Finance Director and Company Secretary, and authors of the main papers, as required.

CORPORATE GOVERNANCE

EFFECTIVE USE OF THE BOARD’S TIME

To ensure that there is sufficient time for the Board to discuss matters of a material nature, Board dinners and/or breakfast meetings are held prior to each scheduled Board meeting. This allows the Directors greater time to discuss their views and, where relevant, form a consensus ahead of the meeting. These pre-meetings are normally attended by all members of the Board but often the pre-meetings are held without the Executive Directors and separately at least once a year, without the Chairman in attendance.

The Non-Executive Directors also receive regular updates from the Group Chief Executive in the form of a weekly email or briefing call.

In 2013, the Board’s agenda was re-ordered to achieve a greater focus on key strategic and customer matters. As the bank works towards achieving its goal of becoming the ‘best bank for customers’, the Board intends to devote more time to strategic matters and also to customer related issues.

GROUP STRATEGY

In addition to routine strategic discussion at Board meetings throughout the year, the Directors spent two days offsite in 2013 focusing entirely on the Group’s broader strategic plan and the setting of the Group’s five year operating plan.

ATTENDANCE AT MEETINGS

In 2013, a total of 10 Board meetings were held, eight of which were scheduled and two of which were ad hoc meetings. Ad hoc Board meetings are called at short notice to discuss a matter that cannot wait until the next scheduled Board meeting. Where a Director is unable to attend a meeting, the Chairman discusses the matter with the Director and seeks their support for the proposed recommendation. He also represents their views at the meeting. Each of the two ad hoc meetings held in 2013 concerned matters that had been previously approved in principle by the full Board. Board members also attended the annual general meeting held in Edinburgh.

The attendance of Directors at Board and Committee meetings is shown in the table below. Whilst all Directors are invited to, and regularly attend, other Committee meetings, only their attendance at Committees of which they are members is recorded.

	Lloyds Banking Group Board				Nomination &
	Scheduled				Governance		Audit		Board Risk		Remuneration
	Meetings		Ad hoc Meetings		Committee		Committee		Committee		Committee
	Attended	Held[1]	Attended[2]	Held[1]	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]
Current Directors who served during 2013
Sir Winfried Bischoff	8	8	2	2	3	3	–	–	6	6	10	10
António Horta-Osório	8	8	1	2	–	–	–	–	–	–	–	–
Lord Blackwell	8	8	2	2	–	–	8	9	6	6	–	–
Juan Colombás[3]	–	–	–	–	–	–	–	–	–	–	–	–
George Culmer	8	8	–	2	–	–	–	–	–	–	–	–
Carolyn Fairbairn	7	8	1	2	–	–	9	9	–	–	10	10
Anita Frew	8	8	2	2	2	2	9	9	6	6	–	–
Nick Luff	6	6	2	2	–	–	6	6	5	5	–	–
David Roberts	8	8	1	2	3	3	9	9	6	6	10	10
Anthony Watson	8	8	2	2	3	3	9	9	5	6	10	10
Sara Weller	8	8	1	2	–	–	–	–	6	6	10	10
Former Directors who served during 2013
Timothy T Ryan	3	3	–	1	–	–	–	–	3	3	7	7
Martin Scicluna	2	2	–	1	1	1	3	3	1	1	–	–

*	Number of meetings held during the period that the Director held office.

[2]	One of the ad hoc meetings was called at very short notice leading to a number of the Directors being unable to attend. However, each of those Directors provided their views to the Chairman in advance of the meeting so that their vote could be recorded at the meeting.

[3]	There were no Board meetings in 2013 following the appointed of Juan Colombás on 29 November 2013.
171

CORPORATE GOVERNANCE

EFFECTIVENESS

BOARD EFFECTIVENESS

The Chairman of the Board leads the rolling review of the Board’s effectiveness with the support of the Nomination & Governance Committee, which he also chairs. A summary of the Board’s progress against the actions arising from its external 2012 Board effectiveness review are set out below:

2012 evaluation (external)	2013 action
Refocusing of the Board agenda	The agenda has been re-ordered to ensure greater focus on key strategic matters. The length and timing of reports from the Group Chief Executive, Finance Director and each of the Board Committee Chairman have also been reviewed, to maximise the time available during the meeting for discussion on strategic, rather than operational, matters.

Working together	The pattern of Board and Committee meetings and associated events was reviewed in 2013, allowing greater opportunity for informal interaction between Board members outside the boardroom.

Continuing development	Deep dives have been replaced by bespoke training sessions on specific topics as required. A structured approach to continuing development was introduced in 2013, which included a series of workshops and focused training sessions.

2013 EVALUATION OF BOARD PERFORMANCE

The annual evaluation of the Board’s effectiveness provides an opportunity to consider ways of identifying greater efficiencies, maximising strengths and highlighting areas for further development.

Following an external review in 2012 by Independent Audit, who has no connection to the Group, the Group conducted an internal review in 2013. Overseen by the Nomination & Governance Committee, the 2013 review considered the following areas: strategy; risk and control; planning and performance; Board composition and size; culture and dynamics; relationships between management and independent Directors; governance; the Board’s calendar and agenda; the quality and timeliness of information; support for Directors and Committees; and other matters.

This year’s evaluation was conducted between November 2013 and January 2014 and consisted of:

–	a detailed questionnaire, drafted by the Chairman in conjunction with the Company Secretary, to assess the effectiveness of the Board, its Committees and individual Directors;

–	follow up interviews with the Chairman and/or Deputy Chairman as required;

–	feedback to the Nomination & Governance Committee; and

–	a recommended action plan.

The evaluation of the Chairman was led by the Senior Independent Director through questionnaires and interviews for those who wanted to discuss anything further. The reviews concluded that the performance of the Board, its Committees, the Chairman and each of the Directors continues to be effective.

The outcome of the Board effectiveness review has been discussed by the Board. The outcome of the evaluation of the Chairman was discussed by the Non-Executive Directors at an arranged Board dinner and at the Board meeting the folllowing day, each in the absence of the Chairmen. If Directors have concerns about the Company or a proposed action which cannot be resolved, it is recorded in the Board minutes. No such concerns were raised in 2013.

2013 EVALUATION OUTCOMES

The findings of the 2013 effectiveness review stressed the progress made under the Chairman’s leadership with strong support from experienced Committee Chairs. It identified a number of key strengths including the quality of risk oversight and risk reporting, improved Board dynamics and strongly performing Committees. Inevitably, it also identified areas for further efficiencies and effectiveness as set out below.

The Group will report on the progress of the above action plan in the 2014 annual report.

CORPORATE GOVERNANCE

INTERNAL CONTROL

The Board is responsible for the Group’s system of internal control, which is designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. In establishing and reviewing the system of internal control, the Directors consider the nature and extent of the risks facing the Group, the likelihood of a risk event occurring and the costs of control. A system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can therefore only provide reasonable but not absolute assurance against the risk of material mis-statement or loss.

The Directors and senior management are committed to maintaining a robust control framework as the foundation for the delivery of effective risk management. They acknowledge their responsibilities in relation to the Group’s system of internal control and for reviewing effectiveness. The Group’s Policy Framework defines mandatory controls for all material risk types, and the requirement for all colleagues to comply with Policies is reinforced through the Codes of Business and Personal Responsibility, which ensure that colleagues understand they are accountable for the risks they take, and individual objectives expressed in the balanced scorecard.

The process for risk identification, measurement and control is integrated into the Group’s overall framework for risk governance. The Group is forward-looking in its risk identification processes to ensure emerging risks are identified. The risk identification, measurement and control process also identifies whether the controls in place result in an acceptable level of risk. At Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the Group Risk Committee, Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a monthly view of the Group’s overall risk profile, key risks and management actions, together with performance against risk appetite and an assessment of emerging risks which could affect the Group’s performance over the life of the operating plan. This process has been in place for the year under review and up to the date of the approval of the annual report and is regularly reviewed by the Board. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is provided within the risk management report on pages 45 to 134.

An annual control effectiveness review (CER) is undertaken to evaluate the effectiveness of the Group’s control framework, with regard to its material risks, to ensure management actions are in place to address key gaps or weaknesses in the control framework and to discharge its obligations under the Turnbull guidance. Business areas and head office functions assess the controls in place to address all material risk exposures across all risk types. The CER considers all material controls, including financial, operational and compliance controls.

Senior management complete an attestation to confirm the CER findings which are reviewed and independently challenged by the Risk Division and Group Audit and reported to the Board. Action plans are implemented to address any control deficiencies. The process complies with the Internal Control Revised Guidance for Directors on the Combined Code issued by the Financial Reporting Council, and the conclusions are reported to and reviewed by the Board. The 2013 CER found that, overall, the Group is well controlled and that the control environment has improved year-on-year. This improvement is consistent with the delivery of various action plans and an improvement in the operational risk profile of the Group.

The effectiveness of the internal control system is reviewed regularly by the Board and the Audit Committee, which also receives reports of reviews undertaken by the Risk Division and Group Audit. The Audit Committee receives reports from the Company’s auditor, PricewaterhouseCoopers LLP (which include details of significant internal control matters that they have identified), and has a discussion with the auditor at least once a year without executives present, to ensure that there are no unresolved issues of concern.

In 2013, the Audit Committee, in conjunction with the Board Risk Committee, concluded that the Group’s systems of internal control and risk management were effective, and recommended that the Board approve them accordingly.

SHAREHOLDER RELATIONSHIPS

The Board recognises the importance of promoting mutual understanding between the Company and its shareholders through greater engagement. In 2013, there was regular dialogue with investors with more than 450 equity investor meetings and approximately 200 debt investor meetings undertaken during the year. Many of these meetings were undertaken by senior management (primarily the Group Chief Executive and Chief Financial Officer) or other Board or GEC members. The Chairman has also attended a number of meetings to discuss governance and the Group’s strategic direction. Anthony Watson, the Chairman of the Remuneration Committee and the Senior Independent Director, regularly meets the larger shareholders to listen to their views and discuss executive remuneration.

The Board is kept advised of the views of major investors by means of regular updates at Board and Committee meetings. It also receives reports on market and investor sentiment, shareholder analysis and surveys of shareholder opinions.

Investor Relations has primary responsibility for managing day-to-day communications with investors. Supported by the Group Chief Executive, Chief Financial Officer, and other members of the senior management team, they achieve this through a combination of briefings to analysts and institutional investors (both at results briefings and throughout the year), as well as individual discussions with institutional investors.

Following the announcement of the half year results in August 2013 and the full year results in February 2014, the Group Chief Executive wrote to shareholders outlining the progress made on the Group’s strategy to be the ‘best bank for customers’. He has undertaken to write to shareholders twice yearly with further progress updates.

The Company Secretary oversees communications with retail shareholders. The Group’s annual general meeting provides an opportunity to meet the Group’s Directors and to hear more about the strategy of the Group. Shareholders are encouraged to attend the annual general meeting and to raise any questions at the meeting or in advance, using the email address shown in the Annual General Meeting pack which will be sent to shareholders in due course.

STATEMENT OF COMPLIANCE

UK Corporate Governance Code

The Group confirms that is has applied the main principles and complied with all provisions of the Code throughout the year ending 31 December 2013.

The British Bankers’ Association Code for Financial Reporting Disclosure

In September 2010, the British Bankers’ Association published a Code for Financial Reporting Disclosure (the ‘Disclosure Code’). The Disclosure Code sets out five disclosure principles together with supporting guidance. The principles are that UK banks: commit to providing

CORPORATE GOVERNANCE

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

The Group has adopted the Disclosure Code and its 2013 financial statements have been prepared in compliance with the Disclosure Code’s principles.

COMMITTEE REPORTS

The following pages contain reports from each of the Board’s Committees.

NOMINATION & GOVERNANCE COMMITTEE REPORT

Meetings attended/held in 2013[1]
Committee chairman
Sir Winfried Bischoff	3/3
Committee members
Anita Frew	2/2
David Roberts	3/3
Anthony Watson	3/3
Former Committee member
Martin Scicluna	1/1

[1]	Number of meetings held during the period the member held office.

CHAIRMAN’S OVERVIEW

During 2013, the Committee continued to keep under review the Group’s governance arrangements, succession planning and the effectiveness of the Board and its Committees. In particular, considerable time was spent addressing the following matters:

Board appointments – the Committee recommended that the Board appoint a number of new directors: Nick Luff was appointed to replace Martin Scicluna as Chairman of the Audit Committee; Juan Colombás, the Chief Risk Officer, was appointed as an Executive Director as a reflection of the Board’s desire to elevate the importance of risk management; and Dyfrig John was appointed as a Non-Executive Director to increase the number of directors with significant banking experience.

Board effectiveness review – the Committee considered progress against the 2012 action plan and its approach for 2013. Following an external review in 2012, it undertook an internal review in 2013, with a view to reverting to an external review in 2014 under the new Chairman of the Board. Details of the effectiveness review can be found on page 172.

Corporate governance – the Committee monitored proposed changes in regulations and ensured that plans were in place to mitigate any risks arising.

Salz Review analysis – the Committee oversaw an analysis of the Group’s performance against the 34 Salz recommendations. Details can be found on page 175.

Chairman of TSB Bank – the Committee oversaw a comprehensive search for the appointment of a suitable chairman for TSB Bank plc, which culminated in the appointment of Will Samuel in February 2014. Will brings a wealth of experience to the role and is well-regarded by the market and across the financial services industry. He is a key hire and will be instrumental in building TSB Bank’s independent future as a challenger to the other high street banks. The Group has previously stated its intention to float the TSB Bank through an initial public offering in 2014. JCA Group assisted with the search for Will Samuel. JCA Group is not connected with the Group.

During the year the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review.

COMMITTEE PURPOSE AND RESPONSIBILITIES

The purpose of the Nomination & Governance Committee is to keep the Board’s governance, composition, skills, experience, knowledge, independence and succession arrangements under review and to make appropriate recommendations to the Board to ensure the Company’s arrangements are consistent with the highest corporate governance standards. The key responsibilities of the Committee are set out in the table below and examples of how it discharged its responsibilities in 2013 follow. A full list of responsibilities is detailed in the Committee’s terms of reference, which can be found at www.lloydsbankinggroup.com.

COMMITTEE COMPOSITION, SKILLS AND EXPERIENCE

To ensure a broad representation of independent views, including perspectives from each of the Committees, membership of the Nomination & Governance Committee comprises the Chairman, the Deputy Chairman, the Senior Independent Director, the Chairmen of the Risk and Remuneration Committees and one other independent Non-Executive Director. Anita Frew joined the Committee in 2013. Her experience as Chair and Senior Independent Director on other boards as well as her length of service and perspective further complements the composition of the Committee. The Group Chief Executive attends meetings as appropriate.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

The Committee oversaw the Board’s governance arrangements to ensure that they reflected best practice and remain fit for purpose. In 2013, the Committee received regular corporate governance updates from the Company Secretary. The reports detailed the impact emerging regulation would have on the Board and its corporate governance practices. The Committee considered these matters and made recommendations to the Board on how best to respond. The corporate governance framework, comprising the board authority and the delegated executive authority sets out the responsibilities of the Board and its Committees and details the authorities delegated to management. In 2013, the Committee recommended changes to the framework to reflect changes to the organisational design, best practice and regulatory requirements.

SALZ REVIEW

Following the publication of the Salz Review ’An Independent Review of Barclays’ Business Practices’ in April 2013, the Chairman requested that the Nomination & Governance Committee oversee a full analysis of the Group’s performance against the 34 Salz recommendations with reporting to the Board.

The assessment provided assurance that the practices criticised in the Salz Review were not prevalent within the Group. The Group is seeking to embed a customer centric culture, which includes changing the way the Group measures colleague performance and incentivises them. The corporate culture is expressed through the Group’s Values and Code of Personal Responsibility. The cultural change programme is focused on changing the way the Group measures colleague performance and incentivises them. It is supplemented by a Groupwide cultural assessment that is helping measure progress and build momentum as we help 94,000 colleagues adapt to new ways of working by focusing on achieving successful outcomes for customers rather than successful sales figures.

The Salz recommendations will be subjected to regular review by the Committee and the Board to ensure the desired outcomes are being realised and embedded throughout the business. Further information on the Group’s Responsible Business agenda can be downloaded from www.lloydsbankinggroup-cr.com.

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

The Chairman is responsible for developing and maintaining a succession plan in relation to the Group Chief Executive who is in turn, primarily responsible for developing and maintaining a succession plan for key leadership positions in the senior executive team. For information on diversity, please refer to page 169.

BOARD AND COMMITTEE COMPOSITION

The Nomination & Governance Committee assists the Chairman in his assessment of the skills, experience, knowledge, composition and diversity of the Board and its Committees. During 2013, the Committee identified the need to appoint a number of directors. In March 2013, Nick Luff joined the Board as a Non-Executive Director and, in due course, succeeded Martin Scicluna as Chairman of the Audit Committee. Mr Luff, who has over 10 years experience as a finance director, has recent and relevant financial expertise and a sound understanding of internal reporting and controls.

In November 2013, the Group announced the appointment of Juan Colombás to the Board. Mr Colombás has been the Group’s Chief Risk Officer and a member of the Group Executive Committee since January 2011. The appointment of Mr Colombás increases the number of Executive Directors on the Board from two to three and demonstrates the Board’s desire to elevate the importance of risk management in the Group. It also reflects the significant work that Mr Colombás has done to reshape the risk function within Lloyds Banking Group over the past three years. As part of Mr Colombás’ development, he attended Board meetings from February 2013 onwards prior to his appointment to the Board in November 2013.

Dyfrig John, who joined the Board in January 2014, has significant UK retail banking experience, having served in various senior management roles throughout his career, most notably for HSBC Bank Plc as its Deputy Chairman and Chief Executive Officer, UK and Europe.

The search for additional directors with relevant banking, finance and risk experience continues, as well as a Director to replace Lord Blackwell as Chairman of Scottish Widows.

A description of the Board’s policy on diversity is set out on page 169.

CORPORATE GOVERNANCE

The biographies of Mr Luff, Mr Colombás and Mr John can be found on pages 139 to 141. The JCA Group assisted with the search for Nick Luff and Dyfrig John and are assisting with the search for the Chairman of Scottish Widows. JCA Group is not connected with the Group.

EFFECTIVENESS

The Nomination & Governance Committee developed an action plan to address the issues identified out of the 2012 external Board effectiveness review. Full details of this action plan, and the 2013 effectiveness review and outcomes are set out on page 172.

INDEPENDENCE

The Nomination & Governance Committee is responsible for the ongoing assessment of the independence of Non-Executive Directors. In assessing independence, the Committee did not rely solely on the Code criteria but considered whether, in fact, the Non-Executive Director was demonstrably independent and free of relationships and other circumstances that could affect their judgement as well as relevant external factors. It did this with reference to the individual performance and conduct in reaching decisions. It also took account of any relationships that had been disclosed and authorised by the Board.

Based on its assessment for 2013, the Nomination & Governance Committee is satisfied that, throughout the year, all Non-Executive Directors remained independent as to both character and judgement.

AUDIT COMMITTEE REPORT

Meetings attended/held in 2013[1]
Committee chairman
Nick Luff	6/6
Committee members
Lord Blackwell[2]	8/9
Carolyn Fairbairn	9/9
Anita Frew	9/9
David Roberts	9/9
Anthony Watson	9/9
Former Committee member
Martin Scicluna	3/3

[1]	Number of meetings held during the period the member held office.

[2]	The views of the Directors who are unable to attend meetings are provided to the Committee Chairman for representation at the meeting.

CHAIRMAN’S OVERVIEW

I succeeded Martin Scicluna as Chairman of the Audit Committee on 31 March 2013 and am pleased to be able to continue his good work. During the year, the Audit Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review.

The Committee spent considerable time reviewing the adequacy of provisions relating to Payment Protection Insurance (PPI) every quarter. Two additional meetings were convened specifically for this purpose. Assessing the appropriate level for the provision involves considerable judgment, with significant uncertainty around the expected volume of future reactive complaints, the impact of proactive past business reviews and the operational costs of the PPI programme. Recognising these uncertainties, the Committee also oversaw enhancements to the disclosures relating to PPI at the year end.

In addition to PPI, in the context of financial reporting, the Committee maintained a focus on loan impairments and other conduct related provisions, deferred tax assets and valuation of assets and liabilities arising in the insurance business. The Committee reviewed the Annual Report and Accounts as well as the Interim Reports prior to approval by the Board.

Under the Committee’s oversight, significant progress was made during 2013 in improving the effectiveness of Group Audit. A new charter for Group Audit was adopted, the Committee reviewed the audit plan in greater depth, and the formal reporting line for the Group Audit Director was changed such that the reporting line is to the Chairman of the Audit Committee. Group Audit provided strong support for the Committee’s work during the year, in relation to both financial reporting, and internal control and risk management.

The Committee continues to be satisfied with the effectiveness of the external audit. Reviewing the audit plan with PricewaterhouseCoopers LLP (PwC) enabled the Committee to ensure audit work focussed on key risk areas and helped identify areas where improvements could be made to the focus of their work. In light of concerns expressed by the Financial Reporting Council on aspects of the quality of audits of financial institutions, the Committee ensured that the work done by the external auditor on loan impairments addressed the areas of concern and understood more the audit work undertaken on key IT systems. Looking forwards, a key issue for the Committee in 2014 will be when to conduct a tender for the external audit, taking into account the recommendations and requirements of various regulatory bodies on the subject.

COMMITTEE PURPOSE AND RESPONSIBILITIES

The purpose of the Audit Committee is to monitor and review the Group’s financial reporting arrangements, the effectiveness of the internal controls and the risk management framework, and the internal and external audit processes. The Audit Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year.

The key responsibilities of the Committee are set out in the table on the next page. A full list of responsibilities is detailed in the Committee’s terms of reference, which can be found at www.lloydsbankinggroup.com.

CORPORATE GOVERNANCE

COMMITTEE COMPOSITION, SKILLS AND EXPERIENCE

The Audit Committee acts independently of the executive to ensure that the interests of shareholders are properly protected in relation to financial reporting and internal control.

All members of the Committee are independent Non-Executive Directors with recent and relevant experience in finance and/or banking. During 2013, Nick Luff succeeded Martin Scicluna as the Chairman of the Audit Committee. Nick is a chartered accountant and has significant financial experience in the UK listed environment which enables him to fulfil the role of Audit Committee Chair and, for SEC purposes, the role of Audit Committee Financial Expert.

FINANCIAL REPORTING

During the year, the Committee considered the following significant financial issues/judgements in relation to the Group’s financial statements and disclosures, with input from management, internal audit and the external auditors:

Key issues/judgements in financial reporting	Audit Committee review and conclusions

PAYMENT PROTECTION INSURANCE (PPI)

Determining the adequacy of the provision for redress payments in connection with mis-selling of PPI is highly judgemental and requires the Group to make a number of assumptions, including the number of complaints that will be received in the future, response rates to proactive mailings, uphold rates for complaints received, average redress payments and related administrative costs.

In the 2013 full year results, an additional provision of £3.1 billion was reflected for expected PPI costs. The provision brought the total amount set aside by the Group to cover PPI costs to £9.8 billion.

The Audit Committee spent considerable time in 2013 challenging the assumptions made by management in determining the provision for PPI redress.

The key assumption that the Audit Committee focused on was future complaints volumes and associated operational costs. Management used a combination of analyses to forecast future complaint volumes, including statistical modelling and customer surveys. The Audit Committee challenged the appropriateness of these methods for forecasting complaint volumes, giving consideration to the total PPI policies sold by the Group.

Group Audit provided assurance to the Audit Committee that the process was undertaken in a controlled manner using reasonable, consistent and supportable assumptions and inputs. In 2013, the Audit Committee concluded that the processes followed by management in determining the provision for PPI redress were appropriate, although they will be considered periodically against actual claims experience.

The Audit Committee considered the appropriateness of disclosures in the News Release and this Annual Report and Accounts. The Audit Committee oversaw enhancements made to the PPI disclosure to ensure that they reflected the continuing uncertainty that remains around the ultimate actual cost of PPI, that appropriate sensitivities are provided to allow an understanding of the key assumptions underlying the provision and that changes in the provision were appropriately explained.

The Audit Committee was satisfied that the PPI provision and disclosures were appropriate. The disclosures relating to PPI are set out in note 43: ‘Other provisions’ on page F-71 of the financial statements.

CORPORATE GOVERNANCE

Key issues/judgements in financial reporting	Audit Committee review and conclusions

OTHER CONDUCT PROVISIONS

The Group has a number of other provisions for conduct related matters, all of which are judgemental and require the Group to make a number of assumptions.

In the 2013 full year results, an additional provision of £130 million was made for derivatives mis-sold to small and medium-sized enterprises (SMEs), taking the total provision to £530 million. There is a provision of £400 million in relation to the Group’s insurance branch business in Germany, and a number of other smaller provisions that total some £200 million in relation to other conduct and compliance matters.

The Audit Committee spent time understanding and assessing the provision for other conduct related matters.

For derivatives mis-sold to SMEs, the Audit Committee understood the basis for determining forecast average redress payments based on experience to date, and the adequacy of provisions made for operational costs for the expected duration of the programme.

More broadly, the Audit Committee challenged management on their processes and controls for ensuring that all conduct related matters were identified and that exposures and associated provisions were appropriately quantified where necessary.

The Audit Committee was satisfied that the provisions for other conduct matters were appropriate. The disclosures relating to other conduct provisions are set out in note 43: ‘Other provisions’ on page F-71 of the financial statements.

ALLOWANCE FOR IMPAIRMENT LOSSES ON
LOANS AND RECEIVABLES

Determining the appropriateness of impairment losses is judgemental and requires the Group to make a number of assumptions.

In the 2013 full year results, a charge of £2,726 million was reflected for impairment losses.

The Audit Committee received regular reports in relation to impairment provisioning from management during 2013, presented by the Credit Risk Officers responsible for determining provisions in each of the divisions.

Key assumptions challenged by the Audit Committee included the criteria for determining when a loan was impaired (particularly as it related to the Group’s strategy) and whether previous provisions were appropriate when these subsequently changed for loans that were already impaired.

Group Audit performed work to assess the effectiveness of impairment governance and processes and reported their findings to the Audit Committee. The audits considered whether management oversight, review processes and key judgements were adequately supported by quantitative analysis and detailed management information. The work carried out by Group Audit considered the basis for adjustments and calibrations to model output results and found these to be reasonable and supported by observed performance.

The Audit Committee was satisfied that the impairment provisions were appropriate. The disclosures relating to impairment provisions are set out in note 54: ‘Financial risk management’ on pages F-113 to F-132 of the financial statements.

RECOVERABILITY OF THE DEFERRED
TAX ASSET

The recoverability of the deferred tax asset in respect of carry forward losses requires the consideration of the future levels of taxable profit in the Group.

The Group’s total deferred tax asset at 31 December 2013 included £6,338 million in respect of trading losses carried forward. Based on the Group’s forecast taxable profit, the losses are expected to be fully utilised by 2019.

The Audit Committee considered the recognition of deferred tax assets, in particular the forecast taxable profits based on the Group’s five year operating plan, the split of these forecasts by legal entity and the impact of the adjustment to the pension deficit on the implementation of IAS 19(R).

The Audit Committee agreed with management’s judgement that the deferred tax assets were appropriately supported by forecast taxable profits, taking into account the Group’s long-term financial and strategic plans. The disclosures relating to deferred tax are set out in note 3: Critical accounting estimates and judgements on page F-22 and note 42: ‘Deferred tax’ on page F-69 of the financial statements.

UNCERTAIN TAX POSITIONS The Group has a number of open tax matters which requires the Group to make judgements as to the likely outturn for the purposes of calculating its tax position.

The Audit Committee understood the uncertain tax positions of the Group, including the respective views of the Group and the relevant tax authorities. The Audit Committee also understood the external advice obtained by management to support the views taken by the Group.

The Audit Committee was satisfied that the disclosures made in respect of uncertain tax positions were appropriate. The relevant disclosures are set out in Note 52: ‘Contingent liabilities and commitments’ on page F-92 of the financial statements.

RETIREMENT BENEFIT OBLIGATIONS Determining the value of the defined benefit obligation is judgemental and requires the Group to determine a number of economic and non-economic actuarial assumptions.

The Audit Committee considered the assumptions underlying the calculation of defined benefit liabilities, in particular the discount rate applied to future cash flows and the rate of pension increases.

The Audit Committee was satisfied that the value and disclosures made in respect of retirement benefit obligations were appropriate. The relevant disclosures are set out in Note 41: ‘Retirement benefit obligations’ on page F-63 of the financial statements.

VALUE-IN-FORCE (VIF) ASSET AND
INSURANCE LIABILITIES

Determining the value of the VIF asset and insurance liabilities is judgemental and requires the Group to determine a number of economic and non-economic actuarial assumptions, including longevity, persistency, expenses, credit risk and illiquidity premiums.

The Audit Committee considered and challenged the calculation of the value of expected future net cash flows from currently in-force insurance contracts and the liabilities arising from those contracts.

The Audit Committee was satisfied that the value of the VIF asset and insurance liabilities were appropriate. The disclosures are set out in Note 28: ‘Value of in-force business’ and Note 36: ‘Liabilities arising from insurance contracts and participating investment contracts’, on pages F-51 and F-56 respectively, of the financial statements.

CORPORATE GOVERNANCE

GROUP AUDIT

During 2013 the Audit Committee monitored the effectiveness of Group Audit and their audit programme, approving the audit plan and budget and confirming that appropriate resources were in place to execute the plan effectively. Group Audit carried out over 400 audits in 2013 of varying size and complexity. Certain thematic audits focused on the Group’s embedding of the risk appetite, the integrity of the risk management framework, customer outcomes, corporate culture, business applications and strategic risks. A number of these audits supported the Group’s implementation of the new CIIA Code recommendations. The overall findings from Group Audit are presented to the Audit Committee with specific review of the findings from the most significant audit activity.

INTERNAL CONTROL AND RISK MANAGEMENT

Details of the internal control and risk management systems in relation to the financial reporting process is given within the Risk Management report. Specific matters that the Audit Committee considered during 2013 included:

–	the scope of the work being undertaken as part of the Finance Transformation programme, in particular the implementation of a new consolidation system for the Group;
–	the extent of work being performed by the Finance teams across the Group and considering the adequacy of resources in place to ensure that the control environment continued to operate effectively; and

–	assessing control deficiencies identified as part of the assessment of the effectiveness of internal controls over financial reporting in accordance with the requirements of the US Sarbanes Oxley Act.

The Audit Committee was satisfied that internal controls over financial reporting were appropriately designed and operating effectively.

WHISTLEBLOWING

Throughout 2013 the Committee received reports from management on the Group’s Whistleblowing line activity, a summary of key cases and the effectiveness of the Whistleblowing Governance Structure. The Committee oversaw the following key developments in 2013:

–	Independent Call Handling: the existing whistleblower hotline was replaced in 2013 by a 24 hour, multilingual service, managed externally by an independent service provider;
–	Mandatory Training: Group wide mandatory Whistleblowing training was developed and rolled out across the Group, raising awareness of the regime; and
–	Victimisation: changes introduced by the Enterprise and Regulatory Reform Act prompted measures to ensure whistleblowers are protected from harassment by co-workers.

EXTERNAL AUDIT

AUDITOR INDEPENDENCE AND REMUNERATION

Both the Board and the external auditor have safeguards in place to protect the independence and objectivity of the external auditor. The Audit Committee has a comprehensive policy to regulate the use of the auditor for non-audit services. This policy sets out the nature of work the external auditor may not undertake and guidance on the hiring of former external audit staff.

In some cases, PwC are selected over another service provider due to their detailed knowledge and understanding of the business. Any allowable non-audit services with a value above a defined fee limit requires prior approval from the Audit Committee Chairman. The total amount paid to the auditor in 2013 is shown in note 11 to the financial statements on page F-33.

How the Audit Committee assessed the effectiveness of the external audit process

In 2013, the Group engaged an external provider, Independent Audit, to conduct a review of the effectiveness of the external audit process. The review included seeking views of Audit Committee members, senior executives across the business and members of Group Audit, through a questionnaire and a number of one to one interviews, together with consideration of the reports provided by PwC to the Audit Committee. The review concluded that the external audit process was effective and identified a number of areas where further enhancements could be made.

Independent Audit is not connected with the Group.

TENURE OF THE EXTERNAL AUDITOR

PwC has been the auditor of Lloyds Banking Group plc since 1995. A tender has not been conducted since. Prior to that PwC and its predecessor firms were also the auditors to certain of the Group’s predecessor companies.

The Committee considers each year whether to put the external audit to tender. With the current audit partner required to rotate off the audit after the 2015 audit, the Committee is considering whether to conduct a tender in the second half of 2014, with a view to appointing a new audit firm, or reappointing PwC, with effect from 1 January 2016, subject to shareholder approval at the AGM in 2015. A final decision will be made during the year, after consideration of the requirements of proposed EU legislation that may restrict the period for which PwC could be reappointed before a mandatory change of auditor is required.

CORPORATE GOVERNANCE

BOARD RISK COMMITTEE REPORT

Meetings attended/held in 2013[1]
Committee chairman
David Roberts	6/6
Committee members
Sir Winfried Bischoff	6/6
Lord Blackwell	6/6
Anita Frew	6/6
Nick Luff	5/5
Anthony Watson[2]	5/6
Sara Weller	6/6
Former Committee members
Martin Scicluna	1/1
Timothy T Ryan	3/3

[1]	Number of meetings held during the period the member held office.

[2]	The views of the Directors who are unable to attend meetings are provided to the Committee Chairman for representation at the meeting.

CHAIRMAN’S OVERVIEW

I am pleased to report the Board Risk Committee fulfilled its responsibilities and met its key objectives, whilst the annual Board effectiveness review concluded the Committee continued to operate effectively. The committee maintains an appropriate balance of its scheduled review of key risks, whilst maintaining a dynamic approach so that emerging risks are appropriately escalated and considered and management actions and plans are constructively challenged. The committee continued its focus on improving the quality of the information presented to it in order to better understand the current and emerging risks facing the Group, as well as ensuring the Group’s risk management frameworks, policies, practices and procedures remain appropriate for the risks faced, and are fully embedded within the business. The development of a suitable ‘risk culture’ remains a critical component of effective risk management and the Committee will continue to oversee management’s efforts in this regard.

In 2013, the UK economy continued to recover against a background of tight fiscal policy, restrictive credit conditions, weak consumer purchasing power and muted global growth. In addition, the regulatory and political environment tightened, with increased focus on conduct risk. Notwithstanding these external challenges, I am pleased to report the Group’s strategy and risk discipline has led to a safer, lower risk Bank.

Juan Colombás, Chief Risk Officer, and a member of the Group Executive Committee since January 2011, was appointed to the Board in November 2013. His appointment reflects the importance of risk management within the Group and the significant work he has done to reshape the risk function, including driving the conduct strategy.

COMMITTEE PURPOSE AND RESPONSIBILITIES

The purpose of the Board Risk Committee is to monitor the Group’s compliance with the Board’s approved risk appetite, risk management framework and risk culture. The key responsibilities of the Board Risk Committee are set out in the table below and examples of how it discharged its responsibilities follow. A full list of responsibilities is detailed in the Committee’s terms of reference, which can be found at www.lloydsbankinggroup.com.

COMMITTEE COMPOSITION, SKILLS AND EXPERIENCE

The Chair of the Board Risk Committee, David Roberts, has a deep understanding of risk management, underpinned by in-depth knowledge of all aspects of banking operations, having spent his career in banking. David is supported on the Committee by Non Executive Director members who have a variety of industry backgrounds, including banking, financial services and retail, who bring scrutiny and fresh perspective to the risk management framework of the Group. The Committee composition therefore includes core banking and risk knowledge, together with the breadth that brings wider knowledge from other sectors and a clear awareness of customer needs. As a reflection of the degree of importance attached to risk in the Group, all Directors attend the Board Risk Committee meetings, including those Directors who are not members. The Group Audit Director and the external auditor also attend Board Risk Committee meetings.

CORPORATE GOVERNANCE

KEY MATTERS CONSIDERED BY THE COMMITTEE

Set out below are some of the key matters considered in 2013.

Issue	Approach
Board Risk Appetite	The Committee reviewed each of the Board Risk Appetite statements and metrics and recommended the Risk Appetite to the Board as part of its annual review.
Consolidated Risks	At each meeting, the Committee considered and challenged management’s assessment and future projected status of all of the major and emerging risks and tracks the risks against appetite.
Conduct Risk	The Committee received a presentation on Conduct Risk at each of its meetings with particular focus on learning from past failings, the Group’s conduct strategy, meeting customer needs and outcome testing.
Divisional Risks	The Committee received ‘deep dive’ updates of the risk profile and emerging issues from each of the Divisions.
Stress Testing	The Committee reviewed the results of the application of economic stress test scenarios against the five year operating plan and approved risk appetite limits. The Committee also received regular reports from the Group Chief Economist on the macro-economic outlook.
Capital and Liquidity	The Committee received regular reports on the capital and liquidity position of the Group under stress including the impact of regulatory changes.
Remuneration

The Committee reviewed, ahead of the Remuneration Committee, the internal independent control function’s risk assessments of the Group and its Divisions, to ensure that the awards proposed clearly consider the observance of risk appetite and demonstration of strong risk management. The Committee also received updates on rewards and incentive schemes, to ensure they aligned with appropriate culture and sustainable performance.

Insurance Risk	The Committee agrees the specific Insurance Risk appetite, which aligns with the Group Risk appetite, and monitors against this as part of the suite of Risk reporting.
Operational Risk

The Committee receives regular updates across the spectrum of operational risk from business areas and Risk Division presentations, including incident management approaches, the advanced measurement approach, records management, and IT including cyber risk. The Committee also received reports from the Anti-Money Laundering Officer and regular divisional and second line oversight presentations.

Macro Economic conditions	The Committee receives regular updates on the macro economic conditions and risks from the Chief Economist, to enable it to effectively challenge strategy and Risk appetite.
Regulatory Developments	The Committee received regular updates from management on regulatory developments and assessed the impact of those developments on the Group’s risk profile.
IT Resilience	The Committee set the framework for, and oversaw, an external review of IT resilience and considered the Group’s exposure to cyber risk.

Examples of how the Board Risk Committee discharged its responsibilities in 2013 are set out below.

RISK APPETITE

Lloyds Banking Group defines risk appetite as ‘the amount and type of risk that the Group is prepared to seek, accept or tolerate’. The risk appetite evolves in tandem with the Group’s strategy and is embedded within policies, authorities and limits across the Group. Further details on the Group’s risk appetite can be found in the risk report on page 50.

The Board Risk Committee carried out its annual review of the Group’s risk appetite in April 2013 for recommendation to the Board. The review considered the statements and risk appetite metrics under each category of identified risk which included: funding and liquidity; capital; market; earnings; operational risk; regulatory and conduct; people and risk culture; and credit. In July, the Board Risk Committee reviewed and recommended additional operational risk appetite metrics which had been developed following the earlier April discussion.

Performance against each of the risk appetite metrics is considered by the Committee at each of its meetings. Debate also takes place on emerging risks, and reputational risks, and where appropriate management are asked to review, revise, or subsequently present proposals or further information.

TSB Bank plc is required to operate within the Group’s risk appetite. The Committee considered TSB Bank’s risk appetite and metrics on two occasions during the year and reported to the Board that TSB Bank’s risk appetite was appropriate.

CORPORATE GOVERNANCE

INSURANCE RISK

The Board Risk Committee reviewed the insurance divisional risk appetite to ensure that it was specifically relevant to the Insurance Division, its separate prudential needs, and the separate categories of risks that are relevant to the insurance business. The insurance business has its own separate board and risk committee.

CONDUCT RISK

The Board Risk Committee received a presentation from management on conduct risk at each of its meetings. The presentations during the year included: reviews of prior conduct issues and regulatory investigations to identify lessons learnt; the review of conduct issues under management; reviews of the Group’s conduct strategy and its embedded status including reports from Group Audit; sales processes and product governance, including the progress of annual product risk assessments, the results of outcome testing including mystery shopping results and complaint metrics; rewards and incentives and specific deep dives, including reviews of certain products prior to and following their launch.

QUALITY OF RISK REPORTING

The consolidated risk report has been significantly enhanced to provide the Board Risk Committee and the Board with a deep understanding of the current and emerging risks on a Group and divisional basis. The summary risk appetite dashboard tracks the movement over time of the risk assessment for each category of risk and a separate dashboard has been created to track the reputational and financial impact of key risks. These dashboards allow the Committee to isolate key risks quickly and, given the quality of supporting information provided, challenge management on their assessment of the risks.

CAPITAL AND STRESS TESTING

The Committee received regular presentations from management on capital and leverage, the evolving prudential regulatory expectations, including outputs from the Financial Policy Committee of the Bank of England, and appropriate updates on the rating agency views of the Group.

Stress testing was conducted to assess the Group’s risk profile against approved risk appetite and acts as a discussion basis with the regulator for the setting of the capital planning buffer. The Committee reviewed the results of the ‘low interest rate’ and ‘high interest rate’ stress test scenarios designed by the regulator and of specific stress scenarios designed by management in conjunction with the Group’s Chief Economist which included rating downgrades, together with management’s mitigating actions. The Committee was satisfied with the results and recommended to the Board that the indicative capital planning buffer was appropriate.

IT RESILIENCE

IT resilience received particular regulatory focus and media attention during the year due to the much publicised IT failings within the industry. The Board Risk Committee oversaw a review of IT resilience to ensure a rapid and robust identification of residual risks across the IT architecture and supporting IT capabilities. A review was conducted with the findings and proposed remedial actions reported to the Board. As part of the review, the Group defined critical economic functions and IT capabilities in order that key IT systems were identified and a detailed plan was developed. The high level risk appetite was defined in consultation with key stakeholders and approved by the Board. The Board Risk Committee set the framework for the review which will be conducted annually and reported independently to the Board who are now responsible for oversight.

CYBER RISK

The Board Risk Committee also reviewed and agreed levels of risk appetite, strategy and planned investment to deal with changes in the cyber risk landscape.

RISK MANAGEMENT FRAMEWORK REVIEW

The Chief Risk Officer provides the Board Risk Committee with an annual review of the status of the Group’s governance and internal control framework for endorsement and recommendation to the Board. The 2013 review was for the first time conducted against the nine components of the Group’s risk management framework (see Risk Overview, page 45), which include the arrangements for the cascade of delegated authority from the Board to its Committees and the Group Chief Executive, and the status of the risk governance and Group policy frameworks.

The 2013 review concluded that the Group’s risk management framework is effective in design, its corporate governance arrangements are stable and the policy framework is also stable following a substantive review and refresh in 2011/12.

Alongside the risk management framework review, the Board Risk Committee also considered the approach and key findings of the annual control effectiveness review (see page 172), before referring it to the Audit Committee to review in conjunction with Group Audit’s control framework assessment.

RISK DIVISION

The Board Risk Committee is supported by the Risk Division and a number of management committees looking at different risk areas within the business. In 2013, the Committee conducted an annual review of the adequacy of the Risk Division’s resources, its authority and standing within the Group. The review scrutinised the Risk Division’s annual plan, which sets out how the Risk Division will achieve clear outcomes from individual teams in a structured and measurable manner.

The Committee concluded that the Risk Division is adequately resourced and continues to have sufficient authority and standing within the Group. This outcome further reflects the importance of risk management in the Group.

The Committee received six monthly progress updates from management detailing the Risk Division’s key achievements. Where activity deviates from the plan, actions are agreed to address any operational gaps.

More information on the Group’s approach to risk management can be found on pages 45 to 134.

CORPORATE GOVERNANCE

REMUNERATION COMMITTEE REPORT

Committee chairman	Meetings attended/held in 2013[1]
Anthony Watson	10/10
Committee members
Sir Winfried Bischoff	10/10
Carolyn Fairbairn	10/10
David Roberts	10/10
Sara Weller	10/10
Former Committee member
Timothy Ryan	7/7

[1]	Number of meetings held during the period the member held office.

CHAIRMAN’S OVERVIEW

I am pleased to report good progress has been made on remuneration matters and their governance over the past year. The Remuneration Committee met its key objectives and carried out it responsibilities and the annual effectiveness review concluded that the Committee continued to operate effectively.

The Committee considered remuneration governance and refined the design of incentive plans whilst being mindful of market and regulatory developments. The changes have led to more consistent and effective consideration of risk in reward management across the Group. This ensures a robust framework exists to mitigate key regulatory and people risks associated with reward decisions and supports sustainable growth, consistent with the risk appetite framework agreed by the Board. The Committee is working with the Risk Division to further embed effective risk management into the culture of the organisation.

In addition to the responsibilities set out below, the Committee looked at TSB Bank remuneration strategy, policy and governance. This included the treatment of bonuses for colleagues transferred to TSB Bank and salaries for senior executives. External developments, principally through CRD IV and the Salz Review, were considered and factored into the annual review of Group incentive plans.

COMMITTEE PURPOSE AND RESPONSIBILITIES

The purpose of the Remuneration Committee is to consider, agree and recommend to the Board an overall remuneration policy and philosophy for the Group that is aligned with its long term business strategy, its business objectives, its risk appetite, values and the long term interests of the Group that recognises the interests of relevant stakeholders. The key responsibilities of the Remuneration Committee are set out in the table below and examples of how it discharged its responsibilities follow. A full list of responsibilities is detailed in the Committee’s terms of reference, which can be found at www.lloydsbankinggroup.com.

COMMITTEE COMPOSITION, SKILLS AND EXPERIENCE

The Committee is comprised of Non-Executive Directors from a wide background to provide a balanced and independent view on remuneration matters. The Chairman, Anthony Watson, has over 40 years experience in the investment industry related sectors and is well placed to lead the Committee. Remuneration Committee meetings are attended by Deloitte LLP who act as the Group's remuneration consultant. Deloitte are not connected with the Group.

CORPORATE GOVERNANCE

EXECUTIVE REMUNERATION

GENDER REMUNERATION REVIEW

The Group is committed to the principle of equal pay and intends that all colleagues should be paid fairly regardless of their age, gender, race, disability or other personal characteristics. To test this principle, the Committee commissioned a review into the differences in base pay between genders in senior executive roles, where bias was most likely to arise.

The review concluded that the average position to market does not show gender bias in any division, function or grade. Although no definitive bias was identified in this study, the Committee now receives annual reports on the topic to ensure there are no adverse changes.

STRATEGIC REWARD REVIEW

A key pillar of the Group’s People Strategy is to ensure the Group’s reward approach supports the Group’s strategic goals. In late 2012, the Committee commissioned a strategic reward review. The objective was to optimise the current total remuneration spend across the Group in order to create a compelling, affordable and integrated reward proposition that aligns with the Group’s vision of being the best bank for customers. A broad range of proposals were considered culminating in a number of specific Committee recommendations, which were evolutionary in nature and address a number of key strategic issues.

REMUNERATION REPORTING

CHANGES TO THE REMUNERATION REPORTING REGIME

The Committee dedicated significant time in 2013 to assessing the impact of changes to the remuneration reporting regime on the Group’s approach to executive remuneration.

The Group’s remuneration policy report, on pages 143 to 163, sets out the parameters of the directors’ remuneration package. The remuneration policy was developed by the Committee having considered the ways in which the Group can strengthen and simplify the alignment of remuneration with the Company’s business performance and relative to shareholder returns. The policy is subject to a binding shareholder vote at the 2014 annual general meeting and requires that a majority of shareholders vote in favour of the policy before it can be implemented.

The Directors’ remuneration report on pages 143 to 163 summarises the amounts awarded to executive management and to be awarded in accordance with the policy, together with various other information to help shareholders understand the Committee’s decisions over the past year. Many of the changes to the report under the new regulations are technical in nature and did not require substantial Committee involvement however, some sensitive disclosures did require the Committee’s guidance.

The report is subject to an advisory vote at the 2014 annual general meeting. Whilst the outcome of this resolution is not binding on the Group, it does provide a clear indication to the Committee of whether its decisions are supported by the shareholders.

The Committee has striven to ensure that the remuneration policies and practices detailed in the remuneration policy and remuneration report are appropriate to supporting the delivery of the Company’s current and future strategy.

GOVERNANCE

REMUNERATION GOVERNANCE POLICY

The purpose of the remuneration governance policy is to provide a framework to support robust governance in line with the Group’s risk appetite and aligned with the Group’s business strategy, objectives, values and long-term interests.

The governance policy is designed to achieve compliance with European Commission regulation and the PRA Remuneration Code and supports consistent and effective risk management that accepts risk-taking only within the tolerated risk appetite of the Group and in line with its business strategy, objectives, values and long-term interests.

Effective management of remuneration governance and risk allows the Group to attract and retain individuals of the required calibre to deliver the Group’s business strategy, drive appropriate behaviour from colleagues and avoid unexpected risks.

A number of controls are in place to ensure compliance with the Governance Policy, PRA Remuneration Code and to mitigate risk. The main controls are summarised below:

–	an annual self-assessment of the Committee regarding its ability to fulfil its responsibilities;
–	an annual attestation by members of the Group Executive Committee that remuneration decisions in the Divisions for which they are responsible have been made in accordance with the governance policy and are aligned with Group strategy and risk appetite; and

–	an annual self-assessment by divisional/functional remuneration committees against the responsibilities set out within the terms of reference. Where areas for improvement are identified, action plans are designed and implemented.

The Committee reviews annually a report from the Group HR Director on the operation of the remuneration governance policy and its effectiveness. In 2013, the report concluded that effective systems and controls are in place for all requirements of their governance policy and that it delivers outcomes in line with the Group’s values, reward principles and the PRA Remuneration Code.

DISCLOSURE CONTROLS AND PROCEDURES

As of 31 December 2013, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Group Finance Director, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Group Finance Director concluded that the Company’s disclosure controls and procedures, at 31 December 2013, were effective for gathering, analysing and disclosing with reasonable assurance the information that Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

CORPORATE GOVERNANCE

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Lloyds Banking Group’s internal control over financial reporting during the year ended 31 December 2013 that have materially affected, or are reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.

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

The management of Lloyds Banking Group plc assessed the effectiveness of the Company’s internal control over financial reporting at 31 December 2013 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in its report Internal Control Integrated Framework (1992). Based on this assessment, management concluded that, at 31 December 2013, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an audit report on the Company’s internal control over financial reporting as of 31 December 2013. This report appears on page F-2.

GOING CONCERN

The going concern of the Company and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Company and the Group have adequate resources to continue to operate for the foreseeable future, the directors have considered a number of key dependencies which are set out in the risk management section under principal risks and uncertainties: funding and liquidity on pages 109 to 116 and capital position on pages 117 and 124 and additionally have considered projections for the Group’s capital and funding position. Having considered these, the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the accounts.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

At 28 February 2014, The Solicitor for the Affairs of Her Majesty’s Treasury had a direct interest of 32.7 per cent (23,326,529,533 ordinary shares) in the Company’s issued share capital with rights to vote in all circumstances at general meetings (31 December 2013: 32.7 per cent; 31 December 2012: 39.2 per cent). No other notification has been received that anyone has an interest of 3 per cent or more in the Company’s issued ordinary share capital. Further information on The Solicitor for the Affairs of Her Majesty’s Treasury’s shareholding in the Company is provided in – Information about the Lloyds Banking Group’s relationship with the UK Government and Business – History and development of Lloyds Banking Group.

All shareholders within a class of the Company’s shares have the same voting rights.

RELATED PARTY TRANSACTIONS

The Group, as at 31 December 2013, had related party transactions with 7 key management personnel and certain of its pension funds, collective investment schemes and joint ventures and associates. See note 51 to the financial statements. In addition, material contracts with HM Treasury are described in the Information about the Lloyds Banking Group’s relationship with the UK Government section below.

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

To the best of the Group’s knowledge, any outstanding loans made by the Group to or for the benefit of the UK Government, any body controlled by the UK Government or other related parties, were made (1) in the ordinary course of business, (2) on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, (3) did not involve more than the normal risk of collectability or present other unfavourable features, and (4) on an arm’s length basis.

The Group also engages in numerous transactions on arm’s length commercial terms in the ordinary course of its business with the Government and its various departments and agencies, as well as with other companies in which the Government has invested. This includes financings, lending, banking, asset management and other transactions with UK financial institutions in which the Government has invested. During 2010, 2011, 2012 and 2013 the Group made use of these measures in order to maintain and improve a stable funding position.

INFORMATION ABOUT THE LLOYDS BANKING GROUP’S RELATIONSHIP WITH THE UK GOVERNMENT

HM TREASURY SHAREHOLDING

As at 28 February 2014, the Solicitor for the Affairs of Her Majesty’s Treasury (as nominee for HM Treasury) had a direct interest of 32.7 per cent in the Company’s issued share capital with rights to vote in all circumstances at general meetings; this percentage holding has reduced from 39.2 per cent at 31 December 2012 following the UK Government’s sale of 4,282 million shares on 17 September 2013 and the impact of issues of ordinary shares.

HM Treasury’s shareholding in the Company is a consequence of its subscription for equity securities of the Company and of HBOS (prior to the acquisition of HBOS by the Company) in the 2008 placing and open offer and preference share subscription, the concomitant placing and open offer by HBOS, the 2009 Placing and Open Offer and the Company’s 2009 Rights Issue.

HM Treasury’s shareholding in the Company is currently managed by UKFI on behalf of HM Treasury. This relationship falls within the scope of the revised framework document between HM Treasury and UKFI published on 1 October 2010 – for more information see Risk Factors – Government Related Risks – The Solicitor for the Affairs of Her Majesty’s Treasury is the largest shareholder of the Company. Through its shareholding in, and other relationships with, the Company, HM Treasury is in a position to exert significant influence over the Group and its business.

The goals of the framework document are consistent with the stated public policy aims of HM Treasury, as articulated in a variety of public announcements. In the publication ‘An Introduction: Who We Are, What We Do and the Framework Document Which Governs the Relationship Between UKFI and HM Treasury’, it is stated that UKFI is to ‘develop and execute an investment strategy for disposing of the investments in the banks in an orderly and active way through sale, redemption, buy-back or other means within the context of an overarching objective of protecting and creating value for the taxpayer as shareholder, paying due regard to the maintenance of financial stability and to acting in a way that promotes competition’. It further states that UKFI will manage the shareholdings of UK financial institutions in which HM Treasury holds an interest ‘on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined therein) (including with respect to individual lending or remuneration decisions)’.

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

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

OTHER RELATED PARTY TRANSACTIONS WITH THE UK GOVERNMENT

GOVERNMENT AND CENTRAL BANK FACILITIES

During the year ended 31 December 2013, the Group participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

NATIONAL LOAN GUARANTEE SCHEME

The Group has participated in the UK Government’s National Loan Guarantee Scheme, which was launched on 20 March 2012. Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group’s existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a certain period of time.

business growth fund

In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers’ Association’s Business Taskforce Report of October 2010. At 31 December 2013, the Group had invested £64 million (31 December 2012: £50 million) in the Business Growth Fund and carried the investment at a fair value of £52 million (31 December 2012: £44 million).

BIG SOCIETY CAPITAL

In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund. The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund. The Fund was officially launched on 3 April 2012 and the Group had invested £12 million in the Fund by 31 December 2012 and invested a further £11 million during the year ended 31 December 2013.

FUNDING FOR LENDING

In August 2012, the Group announced its support for the UK Government’s Funding for Lending Scheme and confirmed its intention to participate in the scheme. The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supports a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow. In November 2013, the Group entered into extension letters with the Bank of England to take part in the extension of the Funding for Lending Scheme until the end of January 2015. The extension of the Funding for Lending Scheme focuses on providing businesses with cheaper finance to invest and grow. At 31 December 2013, the Group had drawn down £8.0 billion under the Funding for Lending Scheme. A further £2.2 billion was drawn in January 2014, which under the Funding for Lending rules counts as funding from the 2013 scheme capacity. This figure includes £0.2 billion drawn by Sainsbury’s Bank plc. As a result of the Group’s holding in the joint venture, Sainsbury’s Bank plc is part of the Group for Funding for Lending purposes for the period to 31 January 2014.

HELP TO BUY

On 7 October 2013, Bank of Scotland plc entered into an agreement with The Commissioners of Her Majesty’s Treasury by which it agreed that the Halifax Division of Bank of Scotland plc would participate in the Help to Buy Scheme with effect from 11 October 2013 and that Lloyds Bank plc would participate from 3 January 2014. The Help to Buy Scheme is a scheme promoted by the Government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages. Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price.

In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender arising from a higher loan-to-value loan being made. By 31 December 2013, £79 million had been advanced under this scheme.

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

In particular, the Group is required to do all acts and things necessary to ensure the UK Government’s compliance with its obligations under the European Commission decision approving State aid to the Group. This undertaking includes an obligation to: (i) comply with the restructuring measures that the Group agreed to undertake; (ii) comply with the terms of the Restructuring Plan; and (iii) provide certain information to HM Treasury and do such acts as are necessary to enable compliance with the State aid approval to be monitored. The GAPS withdrawal deed also provides for the Group’s restructuring obligations to be modified in certain limited circumstances (without prejudice to any challenge to such State aid modifications). However, HM Treasury has undertaken that it will not, without the consent of the Company, agree modifications to the Group’s undertakings with respect to State aid which are significantly more onerous to the Company than those granted in order to obtain the State aid approval.

It was also agreed that if the European Commission adopted a decision that the United Kingdom must recover any State aid, the Group would repay all such State aid (subject to the Group’s right to challenge any such decision in the European courts).

The GAPS withdrawal deed included a number of other commitments given by the Company to HM Treasury. The Company, among other things:

(i)	acknowledged its commitment to the principle that it should be at the leading edge of implementing the G20 principles, the FSA Code on remuneration and any remuneration provisions accepted by the Government from the Walker Review, provided that this principle shall always be applied in such a way as to allow the Company to operate on a level playing field with its competitors;

(ii)	reaffirmed its lending commitments;
187

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(iii)	agreed to implement a (now published) customer charter for lending to businesses;

(iv)	committed:

	a.	to ensure that its public financial statements comply with best industry practice; and

	b.	to enter into discussions with HM Treasury with a view to ensuring that such public financial statements: (A) enable investors to assess the quality of the assets and liabilities of banking institutions, the financial position and performance of banking institutions and the nature and extent of risks arising from financial instruments to which banking institutions are exposed; and (B) are comparable as between similar banking institutions;

(v)	agreed to develop with the FSA, and implement, a medium term funding plan aimed at reducing dependence on short term funding, to be regularly reviewed by the FSA, the Bank of England and HM Treasury (together, the ‘Tripartite Authorities’); and

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

STATE AID

As part of the European Commission’s decision approving State aid to the Group, the Group was required to submit a Restructuring Plan to the European Commission in the context of a State aid review. The plan was required to support the long-term viability of the Group, and remedy any distortion of competition and trade in the European Union arising from the State aid received by the Group. The College of Commissioners announced its formal approval of the State aid on 18 November 2009 and concluded that the Restructuring Plan was appropriate to achieve the aforementioned aims.

The Restructuring Plan consists of the following principal elements: (i) the disposal of a retail banking business with at least 600 branches, a 4.6 per cent share of the personal current accounts market in the UK and up to 19.2 per cent of the Group’s mortgage assets; (ii) an asset reduction programme to achieve £181 billion reduction in certain parts of its balance sheet by the end of 2014; and (iii) behavioural commitments, including commitments which restrict the Group’s ability to make certain acquisitions for approximately three to four years and not to make discretionary payments of coupons or to exercise voluntary call options on hybrid securities from 31 January 2010 until 31 January 2012, which prevented the Group from paying dividends on its ordinary shares for the same duration.

The Group continues to work closely with the European Commission, HM Treasury and the Monitoring Trustee appointed by the European Commission to ensure the implementation of the Restructuring Plan. In line with strengthening of the balance sheet, the Group has made excellent progress against its asset reduction commitment and reached the reduction total required in December 2012, two years ahead of the mandated completion date. The Group has now received formal confirmation from the European Commission that it is released from this commitment.

In June 2011 the Group issued an Information Memorandum to potential bidders for the retail banking business (Verde), which the European Commission confirmed met the requirements to commence the formal sale process no later than 30 November 2011. In December 2011 the Group announced that, having reviewed the formal offers made, its preferred option was for a direct sale and that it was entering exclusive discussions with The Co-operative Group. On 19 July 2012 the Group announced that it had agreed non-binding heads of terms with The Co-operative Group (the Co-operative) for the disposal of the Verde business. The Group worked with The Co-operative to agree a sale and purchase agreement, with completion of the divestment expected by the end of November 2013, but in April 2013 the Board of The Co-operative announced that it had decided that it would no longer proceed with a purchase of the Verde business. The Group announced that it intended instead to divest Verde through an Initial Public Offering (IPO), subject to European Commission and regulatory approval, having maintained plans for this fall back option throughout the direct sale process, should the proposed divestment to The Co-operative not complete.

The IPO of the Verde business is targeted for summer 2014 and the Group is pursuing this approach with the support of HM Treasury, and has also received agreement in principle from the European Commission. A disposal by way of an IPO with an extension to the deadline for full divestment of all shares in TSB from 30 November 2013 to 31 December 2015 remains subject to final regulatory and European Commission approval. The branches and business assets included under Project Verde were rebranded to TSB in September 2013 when the Group launched TSB as a new challenger bank. TSB now operates as a separate business within the Group with a distinct brand and marketing focus. TSB has around 4.6 million customers, 631 branches and is the eighth largest bank in the UK. The costs of building TSB were £686 million in the year to 31 December 2013 and, from inception to the end of December 2013, have totalled £1,468 million. Total build costs are now expected to end in 2014 and to be £1.8 billion in total.

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

OTHER RELATED PARTY TRANSACTIONS

SALE OF CERTAIN SECURITISATION NOTES

During the year ended 31 December 2013, the Group sold at fair value certain securitisation notes to Lloyds Bank Pension Trust (No. 1) Limited for a consideration of approximately £340 million. Following the sale, the Group deconsolidated the relevant securitisation entities recognising a profit of £236 million.

Subsequently, the Group entered into a commercially negotiated agreement with Lloyds Bank Pension Trust (No.1) Limited to jointly sell a portfolio of US Residential Mortgage-Backed Securities with a book value of £3.5 billion. As a result of selling the portfolio together a price premium was achieved compared to selling the notes separately. Under the terms of the agreement the Group and Lloyds Bank Pension Trust (No.1) Limited agreed to share any price premium achieved above an agreed minimum threshold amount. The joint sale resulted in the Group realising a total pre-tax gain of approximately £538 million, of which £99 million related to the premium sharing agreement.

ST. JAMES’S PLACE PLC

In March 2013 the Group sold 102 million shares in St. James’s Place plc; fees totalling some £5 million in relation to the sale were settled by St. James’s Place plc.

REGULATION

OVERVIEW OF UK REGULATION

The Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) have responsibility under the Financial Services and Markets Act 2000 (FSMA) and the Financial Services Act 2012 for the regulation and oversight of a wide range of financial services activities in the UK and are responsible for the authorisation and supervision of institutions that perform regulated activities as defined in the FSMA.

Prior to April 2013, financial services regulation in the UK was the responsibility of the Financial Services Authority (FSA). With the Royal Assent of the Financial Services Act 2012, UK financial services regulation adopted the ‘twin peaks’ model, with the FCA being responsible for conduct regulation and the PRA responsible for prudential regulation and supervision.

REGULATORY APPROACH OF THE FCA

As per the Financial Services Act 2012, the FCA has a strategic function to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.

The FCA Handbook sets out rules and guidance across a range of conduct issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.

REGULATORY APPROACH OF THE PRA

As per the Financial Services Act 2012, the PRA has two statutory objectives: to promote the safety and soundness of the firms which it supervises and, with respect to insurers, to contribute to the securing of an appropriate degree of protection for policyholders. The PRA’s regulatory and supervisory approach incorporates three key characteristics: to take a judgement-based approach, a forward-looking approach, and a focused-approach.

The PRA has largely inherited the prudential aspects of the former FSA Handbook, including regulations and guidance relating to capital adequacy and liquidity among several others. A PRA Rulebook is also in development which will replace the PRA Handbook and will only apply to PRA-authorised firms.

OTHER BODIES IMPACTING THE REGULATORY REGIME

THE BANK OF ENGLAND AND HM TREASURY

The agreed framework for co-operation in the field of financial stability in the financial markets is detailed in the Memorandum of Understanding published jointly by the Tripartite Authorities. The Bank of England has specific responsibilities in relation to financial stability, including: (i) ensuring the stability of the monetary system; (ii) oversight of the financial system infrastructure, in particular payments systems in the UK and abroad; and (iii) maintaining a broad overview of the financial system through its monetary stability role. The Bank also wholly incorporates the PRA. The Tripartite Authorities work together to achieve stability in the financial markets.

UK FINANCIAL OMBUDSMAN SERVICE (FOS)

The FOS provides consumers with a free and independent service designed to resolve disputes where the customer is not satisfied with the response received from the regulated firm. The FOS resolves disputes for eligible persons that cover most financial products and services provided in (or from) the UK. The jurisdiction of the FOS extends to include firms conducting activities under the Consumer Credit Act. Although the FOS takes account of relevant regulation and legislation, its guiding principle is to resolve cases on the basis of what is fair and reasonable; in this regard, the FOS is not bound by law or even its own precedent. The decisions made by the FOS are binding on regulated firms.

THE FINANCIAL SERVICES COMPENSATION SCHEME (FSCS)

The FSCS was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. Companies within the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it. The FSCS is funded by levies on firms authorised by the PRA and the FCA, including companies within the Group.

LENDING STANDARDS BOARD

The Lending Standards Board (formerly the Banking Code Standards Board) is responsible for monitoring and enforcing compliance with the Lending Code introduced on 1 November 2009 (as last amended in May 2012), which relates to lending to private customers and small businesses.

UK OFFICE OF FAIR TRADING (OFT)

The OFT is the UK’s consumer and competition authority. Its regulatory and enforcement powers impact the banking sector in a number of ways, including powers to investigate and prosecute a number of criminal offences under competition and consumer law. The OFT is to be abolished (as is the Competition Commission (CC), which conducts second phase merger and market investigations), and from April 2014, the OFT (and CC’s) competition functions will be exercised by the new Competition and Markets Authority (CMA) and the FCA.

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

REGULATION

The ICB specifically recommended in relation to the Group’s European Commission mandated branch disposal (Project Verde), that to create a strong challenger in the UK banking market, the entity which results from the divestment should have, or have the capability to achieve, a share of the personal current account (PCA) market of at least 6 per cent (although this does not need to arise solely from the current accounts acquired from the Group) and a funding position at least as strong as its peers. The ICB did not specify a definitive timeframe for the divested entity to achieve a 6 per cent market share of PCAs but recommended that a market investigation should be carefully considered by competition authorities if ‘a strong and effective challenger’ has not resulted from the Group’s divestment by 2015. The ICB did not recommend explicitly that the Group should increase the size of the Project Verde disposal agreed with the European Commission but recommended that the Government prioritise the emergence of a strong new challenger over reducing market concentration through a ‘substantially enhanced’ divestment by the Group. The Government stated that the execution of the divestment is a commercial matter, and that it has no intention of using its shareholding to deliver an enhancement.

The Government published its response to the ICB recommendations on 19 December 2011 and a White Paper in June 2012. The Government has endorsed the ICB’s proposals to ring-fence retail banking operations as part of a wider regulatory framework including capital and liquidity and effective macro- and micro-prudential supervision, which aims to remove any implicit taxpayers’ guarantee for the ring-fenced entities. The White Paper suggests that a broader range of customers, products and geographies could be allowed inside the ring-fenced bank and recommends 2019 as an implementation deadline. The Government no longer considers it necessary to give authorities the power to impose a separate resolution buffer to ensure that banks have adequate loss-absorbing capacity. The Group believes it will be important for any transition period to be flexible in order to minimise any impact on economic growth, and to implement the required structural changes.

The ICB also recommended that ring-fenced banks should hold a common equity capital base of at least 10 per cent and primary loss-absorbing capacity of at least 17 per cent to absorb the impact of potential losses or financial crises.

On 18 December 2013, the Financial Services (Banking Reform) Act was passed. The Act implements the recommendations of the ICB and the Parliamentary Commission on Banking Standards (PCBS). The Act notably contains the ring-fencing measures recommended by the ICB, and goes on to introduce a bail-in tool to ensure that banks are better able to absorb losses. Furthermore, the Act helps to ensure the accountability for the most important responsibilities within banks, with the introduction of a Senior Persons Regime, as well as a new criminal offence for senior managers, punishable for a maximum of seven years with a fine, for taking a decision which causes a financial institution to fail.

COMPETITION REGULATION

The Group is working with the competition regulators who are conducting a number of competition related market studies including Cash Savings and SME.

The Banking Reform Act provides for the FCA to gain competition law powers, although these will not be exercisable until April 2015. The FCA, with its new competition objective, announced a programme of work where it will look across financial services markets and assess whether or not competition is working effectively in the best interests of consumers, with particular focus on cash savings, annuities and wholesale sectors. The CMA has now been created in shadow to replace the OFT and CC from April 2014. A new Payment Systems Regulator (PSR) will be created under the FCA and is expected to become operational from April 2015 in respect of UK payment systems. Its statutory objectives are to promote effective competition, innovation and to ensure that payment systems are operated and developed in a way that takes account of, and promotes, the interests of users and likely users. It will also have concurrent competition law powers. In discharging its general functions, the PSR must have regard to, among other things, the importance of confidence in, and the stability of, the UK financial system. The UK payments regulator can set fees for all designated payment schemes. From 1 March 2014 the PRA also has a secondary objective under the Banking Reform Act to, so far as reasonably possible, act in a way which facilitates effective competition,

The UK government has a continuing interest in competition; and has issued a Ministerial Strategic Steer to the CMA for 2014-2017. The Strategic Steer provides that ‘the CMA should assess specific sectors where enhanced competition could contribute to faster growth (for example, knowledge intensive sectors, financial services and infrastructure sectors including energy) – working with the responsible regulator where appropriate’.

The new regulatory regime may lead to greater UK Government and regulatory scrutiny in the future and to proposals or initiatives to increase competition, ranging from enforced product and service developments and payment system changes to significant structural changes (in addition to previously announced developments, including the Verde divestment and the new account switching service). This increase in competition scrutiny could have a significant effect on the Group’s operations, financial condition or the business of the Group.

For more information see ‘Regulatory and Legal Risks —The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments could have a significant material adverse effect on the Group’s results of operations, financial condition or prospects’ and ‘Regulation – Other bodies impacting the regulatory regime.’

EU REGULATION

A High Level Expert Group, chaired by Erkki Liikanen, considered whether there is a need for structural reforms of the EU banking sector and to make relevant proposals as appropriate, with the objective of establishing a stable and efficient banking system serving the needs of citizens, the economy and the internal market. The High Level Expert Group presented its recommendations to the EU Commissioner on 2 October 2012. They recommended a set of five measures that augment and complement the set of regulatory reforms already enacted or proposed by the EU, the Basel Committee and national governments. First, proprietary trading and other significant trading activities should be assigned to a separate legal entity if the activities to be separated amount to a significant share of the bank’s business. This would ensure that trading activities beyond the threshold are carried out on a stand-alone basis and separate from the deposit bank. The other measures include: emphasising the need for banks to draw up and maintain effective and realistic recovery and resolution plans; supporting the use of designated bail out instruments; applying more robust weights in the determination of minimum capital standards; and augmenting existing corporate governance reforms such as strengthening boards and management, promoting the risk management function, rein in compensation for bank management and staff, improve risk disclosure, and strengthening sanctioning powers.

On 17 January 2014, the EU Commission published a press release confirming that it intends to make a proposal for the reform of the structure of banking in the EU, which will be based on the Liikanen Report. The objective of the reforms will be to make the financial sector as a whole more robust and resilient, to reduce the impact of potential bank failures, and ensure the financial sector is at the service of the real economy. In doing so, the reforms will aim to eliminate the concept of banks being ‘too big to fail.’

REGULATION

The UK is subject to the directives introduced under the Financial Services Action Plan. However, these directives are regularly reviewed at EU level and could be subject to change. The Group will continue to monitor the progress of these initiatives, provide specialist input on their drafting and assess the likely impact on its business.

The Capital Requirements Regulation and Capital Requirements Directive (together known as CRD IV) intend to implement the Basel III agreement in the EU. CRD IV introduces significant changes in the prudential regulatory regime applicable to banks including: increased minimum capital ratios; changes to the definition of capital and the calculation of risk weighted assets; and the introduction of new measures relating to leverage, liquidity and funding. It also makes changes to rules on corporate governance, including remuneration, and introduces standardised EU regulatory reporting requirements which will specify the information that must be reported to supervisors in areas such as own funds, large exposures and financial information.

US REGULATION

In the United States, Lloyds Bank plc maintains a branch in New York, licensed and subject to regulation and examination by the New York State Department of Financial Services. Bank of Scotland plc maintains a state licensed branch in New York and maintains representative offices in Chicago and Houston. The branches and representative offices of Lloyds Bank plc and Bank of Scotland plc are subject to extensive federal and state supervision and regulation relating to their operations.

The licensing authority of each US branch has the authority, in certain circumstances, to take possession of the business and property of Lloyds Bank plc and Bank of Scotland plc located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency.

The existence of branches and representative offices in the US subjects Lloyds Banking Group plc and its subsidiaries doing business or conducting activities in the US to oversight by the Board of Governors of the Federal Reserve System (‘Federal Reserve Board’).

Each of Lloyds Banking Group plc, Lloyds Bank plc, HBOS plc and Bank of Scotland plc is a foreign banking organisation treated as a bank holding company within the meaning of the US Bank Holding Company Act of 1956 (BHC Act) in accordance with the provisions of the International Banking Act of 1978 and has elected to be treated as a financial holding company under the BHC Act.

Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. To maintain financial holding company status, Lloyds Banking Group plc, Lloyds Bank plc, HBOS plc and Bank of Scotland plc are required to meet certain capital ratios and be deemed to be ‘well managed’ for purposes of the Federal Reserve Board’s regulations. The Group’s direct and indirect activities and investments in the United States are limited to those that are ‘financial in nature’ or ‘incidental’ or ‘complementary’ to a financial activity, as determined by the Federal Reserve Board. The Group is also required to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5 per cent of any class of the voting shares of any US bank or bank holding company.

The Group’s US broker dealer, Lloyds Securities Inc is subject to regulation and supervision by the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority with respect to its securities activities, including sales methods, trade practices, use of safekeeping of customers’ funds and securities, capital structure, recordkeeping, the financing of customers’ purchases and conduct of directors, officers and employees.

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the US State Department currently designates as state sponsors of terrorism, including Iran, Syria, Cuba and Sudan. The Group continues to reduce its outstanding exposures to such states which have arisen through historical business activity. In accordance with this, the Group intends to engage only in new business in such jurisdictions only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues.

At 31 December 2013, the Group does not believe the Group’s business activities relating to countries designated as state sponsors of terrorism were material to its overall business.

The Group estimates that the value of the Group’s business in respect of such states represented less than 0.01 per cent of the Group’s total assets and, for the year ended 31 December 2013, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.001 per cent of its total income, net of insurance claims. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

DODD-FRANK ACT

In July 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the ‘Dodd-Frank Act’), which provides a broad framework for significant regulatory changes that extend to almost every area of US financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the resolution of failing systemically significant financial institutions in the US, over-the-counter derivatives, restrictions on the ability of banking entities to engage in proprietary trading activities and make investments in and sponsor certain private equity funds and hedge funds (known as the ‘Volcker Rule’), asset securitisation activities and securities market conduct and oversight.

Under the Dodd-Frank Act, entities that are swap dealers and major swap participants must register with the US Commodity Futures Trading Commission (CFTC), and entities that are security-based swap dealers or major security-based swap participants will be required to register with the SEC. Lloyds Bank plc provisionally registered as a swap dealer in 2013 and as such, is subject to regulation and supervision by the CFTC and the National Futures Association with respect to its swap activities, including risk management, practices, trade documentation and reporting, business conduct and recordkeeping, among others. The SEC has yet to finalise its registration rules for security-based swap dealers and major security-based swap participants.

As a CFTC-registered swap dealer, the New York branch of Lloyds Bank plc is subject to the swap ‘push-out’ provisions of the Dodd-Frank Act, which will require monitoring to ensure the Group conducts its derivatives activities in conformance with the implementing regulations.

Furthermore, the Dodd-Frank Act requires the SEC to cause issuers with listed securities, which may include foreign private issuers such as the Group, to establish a ‘clawback’ policy to recoup previously awarded employee compensation in the event of an accounting restatement. The

REGULATION

Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of US courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

US regulators are implementing many provisions of the Dodd-Frank Act through detailed rulemaking, and the implementation process will likely continue for several more years. In December 2013, US regulators adopted final rules implementing the Volcker Rule. Banking entities, including foreign banking organisations subject to the BHC Act, such as Lloyds Banking Group plc, Lloyds Bank plc, HBOS plc and Bank of Scotland plc, are subject to the final rules and have until 21 July 2015 to bring their activities and investments into conformance with the Volcker Rule, subject to possible extensions. The final rules require banking entities to conform to the restrictions on proprietary trading activities, hedge fund and private equity activities and certain other enumerated investment restrictions, subject to a number of exclusions and exemptions that substantially limit their extraterritorial reach. Certain foreign banking entities are permitted to engage in proprietary trading from outside the United States if the trade lacks the requisite US nexus and the foreign banking entity complies with the various conditions of the exemption. Investments in, and sponsorship of certain retail investment funds organised outside the United States and publicly offered predominantly outside the United States, and certain retirement and pension funds organised and administered outside the United States for the benefit of non-US residents are generally permitted under the final rules. Certain foreign banking entities, but not any US branch, agency or subsidiary of a foreign banking entity, nor any non-US affiliate controlled by such a US branch, agency or subsidiary, are also permitted to invest in and sponsor certain funds in which ownership interests are not offered for sale or sold inside the United States or to US residents and subject to other conditions. The final rules also include certain compliance and reporting requirements. Compliance with the final rules could result in additional costs, but the overall impact remains uncertain.

In February 2014, pursuant to the Dodd-Frank Act’s systemic risk regulation provisions, the Federal Reserve Board adopted final rules that will apply enhanced prudential standards to the US operations of large foreign banking organisations, including the Group. Under the Federal Reserve Board’s final rules, a number of large foreign banking organisations will be required to establish a separately capitalised top-tier US intermediate holding company (IHC) that will hold all of the large foreign banking organisation’s US bank and non-bank subsidiaries, except its US branches and agencies and specified types of subsidiaries. However, this requirement will not apply to a large foreign banking organisation with combined US assets of less than $50 billion, excluding assets held by its US branches and agencies. The Group does not anticipate that the requirement to form an IHC, will apply to the Group. In addition, under the final rules, effective 1 July 2016, US branches and agencies of large foreign banking organisations will be subject to liquidity and, in certain circumstances, asset maintenance requirements. However, final rules for single counterparty credit limits and for early remediation have yet to be promulgated.

The Dodd-Frank Act and related rules and regulations are expected to result in additional costs and impose certain limitations and restrictions on the way that the Group conducts its business, although uncertainty remains about some of the final details, impact and timing of the implementing regulations.

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

Pursuant to ITRA Section 219, the Group notes that during 2013, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, certain of which are designated under Executive Order 13382. In all cases, the payment was either permitted under UK and EU sanctions legislation or specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations.

Gross revenues from these activities were approximately £31,000. Net profits from these activities were approximately £39,000.

The Group’s business activities relating to Iran are conducted in compliance with applicable laws in respect of Iran sanctions and, except as noted below, the Group intends to continue these historic activities until it is able to legally terminate the contractual relationships. The nature of these activities is as follows:

1.	Receipts in relation to repayments of European Export Credit Agreement loans made prior to 2005 with respect to engineering and the supply of equipment and related services for several projects in Iran. The loans are scheduled to be fully repaid by the end of 2015. The borrowers and/or guarantors include entities owned by the Government of Iran, one of which is designated under Executive Order 13382.

2.	Payments made to Building and Housing Research Centre in Iran related to a guarantee, entered into by the Group in 2006, in connection with the supply of seismic equipment for free field accelerometers systems for dams and civil building monitoring. The beneficiary of the guarantee is an entity owned by the Government of Iran and the payments were made to a frozen account in a European bank for an entity designated under Executive Order 13382.

3.	Sums paid out from a pension trust fund to UK nationals resident in the UK who were employees of a company indirectly owned or controlled by an entity designated under Executive Order 13382 that is also owned or controlled by the Government of Iran.

4.	As a result of a technical amendment by the US Office of Foreign Assets Control to relevant regulations (CFR § 594.201 (a)) on 5 July 2013 Lloyds is disclosing that it is providing payment clearing services to a UK based and UK authorised bank, one of whose account holders is an entity designated under Executive Order 13224 (although not by the UK or EU authorities). Lloyds concludes from the nature of such payment clearing services that revenue and profit (if any) arising from indirectly providing such services to the designated entity is negligible and not material to the Group’s activities and in any event does not flow directly from the designated entity. To the extent that the activities of the designated entity and its UK authorised bank continue to comply with UK regulation and legislation, Lloyds intends to keep this activity under review.
192

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

	Price per share (in pence) High	Price per share (in pence) Low
Annual prices:
2013	80.37	46.31
2012	49.25	25.30
2011	69.61	21.84
2010	77.61	46.59
2009	140.70	40.30
Quarterly prices:
2013
Fourth quarter	80.37	72.52
Third quarter	78.00	62.95
Second quarter	63.16	46.31
First quarter	55.68	47.65
2012
Fourth quarter	49.25	37.01
Third quarter	40.62	28.76
Second quarter	33.60	25.30
First quarter	37.50	26.19
2011
Fourth quarter	37.07	21.84
Third quarter	50.81	27.56
Second quarter	62.36	43.40
First quarter	69.61	58.09
Monthly prices:
February 2014	83.53	79.99
January 2014	86.30	79.12
December 2013	78.88	75.39
November 2013	77.72	73.87
October 2013	80.37	72.52
September 2013	78.00	72.63

On 28 February 2014, the closing price of shares on the London Stock Exchange was 82.53 pence, equivalent to $1.39 per share translated at the Noon Buying Rate of $1.68 per £1.00 on 28 February 2014.

Lloyds Banking Group plc’s American Depositary Receipts (ADRs) were traded on the over-the-counter market in the US under the symbol ‘LLDTY’ between March 2000 and November 2001. Since 27 November 2001 Lloyds Banking Group plc American Depositary Shares (ADSs) have been listed on the New York Stock Exchange under the symbol ‘LYG’. Each ADS represents four ordinary shares.

LISTING INFORMATION

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS (in US dollars) High	Price per ADS (in US dollars) Low
Annual prices:
2013	5.36	2.84
2012	3.23	1.53
2011	4.44	1.34
2010	4.85	2.92
2009	8.40	2.22
Quarterly prices:
2013
Fourth quarter	5.36	4.67
Third quarter	5.00	3.83
Second quarter	3.91	2.84
First quarter	3.58	2.89
2012
Fourth quarter	3.23	2.34
Third quarter	2.56	1.75
Second quarter	2.12	1.53
First quarter	2.35	1.58
2011
Fourth quarter	2.39	1.34
Third quarter	3.25	1.76
Second quarter	4.03	2.73
First quarter	4.44	3.70
2010
Fourth quarter	4.83	3.78
Third quarter	4.85	3.23
Second quarter	4.37	3.05
First quarter	3.88	2.92
2009
Fourth quarter	6.44	3.21
Third quarter	7.37	4.17
Second quarter	7.36	4.10
First quarter	8.40	2.22
Monthly prices:
February 2014	5.60	5.21
January 2014	5.76	5.26
December 2013	5.32	4.94
November 2013	5.10	4.74
October 2013	5.36	4.67
September 2013	5.00	4.53

On 28 February 2014, the closing price of ADSs on the New York Stock Exchange was $5.59.

LISTING INFORMATION

ADR FEES

The Group’s depositary, The Bank of New York Mellon, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.02 (or less) per ADS	Any cash distribution to ADS registered holders.
A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders.
$.02 (or less) per ADSs per calendar year	Depositary services.
Registration or transfer fees	Transfer and registration of shares on the share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to US dollars.
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary.

FEES RECEIVED TO DATE

In 2013, the Company received from the depositary $839,274 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

FEES TO BE PAID IN THE FUTURE

The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for maintenance expenses that they incur for the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

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

As announced on 3 February 2014, in the second half of 2013, the Group commenced discussions with the Prudential Regulatory Authority (PRA) on the timetable and conditions for resuming dividend payments. Given the progress that the Group has made in strengthening its capital position and improving its financial performance, the PRA has now confirmed that it will consider the Group’s applications to make dividend payments in line with its normal procedures for other banks.

In the light of this, and subject to a return to sustainable profitability and there being no major unexpected changes in the Group’s business outlook or regulatory requirements, the Board expects that it will apply to the PRA in the second half of 2014 to restart dividend payments, commencing at a modest level. The Board expects thereafter to have a progressive dividend policy with the aim of moving, over the medium term, to a dividend payout ratio of at least 50 per cent of sustainable earnings.

The table below sets out the interim and final dividends which were declared in respect of the ordinary shares for fiscal years 2004 through 2013.

The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date.

	Interim dividend per share (£)	Interim dividend per share ($)	Final dividend per share (£)	Final dividend per share ($)
2004	0.107	0.190	0.235	0.447
2005	0.107	0.189	0.235	0.433
2006	0.107	0.202	0.235	0.468
2007	0.112	0.228	0.247	0.482
2008	0.114	0.203	–	–
2009	–	–	–	–
2010	–	–	–	–
2011	–	–	–	–
2012	–	–	–	–
2013	–	–	–	–
196

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

An individual shareholder or ADS holder who is resident in the UK for tax purposes will be entitled to a tax credit in respect of any dividend received from Lloyds Banking Group plc and will be taxable on the gross dividend, which is the aggregate of the dividend received and related tax credit. The value of the tax credit will be equal to one-ninth of the dividend received (and, therefore, 10 per cent of the gross dividend). The gross dividend will be treated as an individual’s marginal taxable income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. A UK resident individual shareholder or ADS holder who is liable to income tax at the higher rate or additional rate (higher rate is 40 per cent for the 2012-13 and 2013-14 tax years, additional rate is 50 per cent for the 2012-13 tax year and 45 per cent for the 2013-14 tax year) will be subject to tax at the rate applicable to dividends for such shareholders or ADS holders (32.5 per cent for higher rate taxpayers for the 2012-13 and 2013-14 tax years and for additional rate taxpayers 42.5 per cent for the 2012-13 tax year and 37.5 per cent for the 2013-14 tax year) on the gross dividend. The tax credit will be set against but will not fully discharge such shareholders’ or ADS holders’ tax liability on the gross dividend and they will have to pay additional tax. The additional tax is 22.5 per cent of the gross dividend for higher rate taxpayers and 32.5 per cent for additional rate taxpayers for the 2012-13 tax year (and 27.5 per cent for the 2013-14 tax year).

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

US FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material US federal income tax consequences of the ownership and disposition of ADSs or ordinary shares to the US holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own such securities. The summary applies only to US holders that hold ADSs or ordinary shares as capital assets for US federal income tax purposes and does not address special classes of US holders, such as:

–	certain financial institutions;

–	dealers or traders in securities who use a mark-to-market method of tax accounting;

–	persons holding ADSs or ordinary shares as part of a hedge, straddle, conversion or other integrated transaction or holders entering into a constructive sale with respect to ADSs or ordinary shares;

–	persons whose functional currency for US federal income tax purposes is not the US dollar;

–	persons liable for alternative minimum tax;

–	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;

–	tax-exempt entities, including ‘individual retirement accounts’ or ‘Roth IRAs’;

–	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States;
199

TAXATION

–	partnerships or other entities classified as partnerships for US federal income tax purposes; or

–	persons that own or are deemed to own 10 per cent or more of the voting shares of Lloyds Banking Group plc.

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

This summary is based upon tax laws of the US including the Internal Revenue Code of 1986, as amended (the Code), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address any consequences that may arise under the provisions of the Code known as the Medicare Contribution tax. Owners of ADSs or ordinary shares should consult their tax advisers as to the US, UK or other tax consequences of the ownership and disposition of such securities in their particular circumstances, including the effect of any US state or local tax laws.

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

Dividends will be included in a US Holder’s income on the date of the US Holder’s or, in the case of ADSs, the depositary’s receipt of the dividend. The amount of a dividend will equal the US dollar value of the pounds sterling received, calculated by reference to the exchange rate in effect on the date of receipt regardless of whether the payment is converted into US dollars on the date of receipt. If the pounds sterling received as a dividend are not converted into US dollars on the date of receipt, then the US holder’s tax basis in the pounds sterling received will equal such US dollar value and the US holder may realise a foreign exchange gain or loss on the subsequent conversion into US dollars. Generally, any gains or losses resulting from the conversion of pounds sterling into US dollars will be treated as US-source ordinary income or loss.

TAXATION OF CAPITAL GAINS

Gain or loss realised by a US holder on a sale or other disposition of ADSs or ordinary shares will be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realised on the disposition, in each case as determined in US dollars. Gains or losses, if any, will generally be US-source and will be long-term if the US Holder held the ADSs or ordinary shares for more than one year.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividends paid on, and the sale proceeds from, ADSs or ordinary shares that are made within the US or through certain US-related financial intermediaries may be subject to information reporting and backup withholding requirements unless the US holder:

–	is a corporation or other exempt recipient, or

–	in the case of backup withholding, the US holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the US holder’s US federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

200

WHERE YOU CAN FIND MORE INFORMATION

The documents concerning the Lloyds Banking Group which are referred to herein may be inspected at the Securities and Exchange Commission (SEC). You may read and copy any document filed or furnished by the Group at the SEC’s public reference room in Washington D.C. at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. The SEC also maintains a website at www.sec.gov which contains, in electronic form, each of the reports and other information that the Group has filed electronically with the SEC.

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

201

RISK FACTORS

Set out below are certain risk factors which could affect Lloyds Banking Group’s future results and cause them to differ from expected results in material respects. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Lloyds Banking Group’s businesses face. For information on Lloyds Banking Group’s risk management policies and procedures, see ‘Operating and financial review and prospects—Risk Management.’

CREDIT-RELATED RISKS

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet.

The Group has exposures to many different products, counterparties and obligors and the credit quality of its exposures can have a significant impact on the Group’s earnings. Credit risk exposures are categorised as ‘retail’, arising primarily in the Retail and Wealth, Asset Finance and International divisions, and ‘SME’, and ‘corporate’ (including Banks, Financial Institutions and Sovereigns), arising in the Commercial Banking Division. This reflects the risks inherent in the Group’s lending and lending related activities and in the Insurance division primarily in respect of investment holdings and exposures to reinsurers. Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties or collateral, or in their behaviour or businesses, may reduce the value of the Group’s assets, and materially increase the Group’s write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors, including an adverse economic environment (in the UK and/or in countries the Group operates in and do not operate in), reduced UK consumer and/or government spending (in light of the Group’s concentration in the UK), global economic slowdown, changes in the rating of individual counterparties, the debt levels of individual contractual counterparties and the economic environment they operate in, increased unemployment, reduced asset values, increased personal or corporate insolvency levels, reduced corporate profits, changes (and the timing, quantum and pace of these changes) in interest rates, higher tenant defaults, counterparty challenges to the interpretation or validity of contractual arrangements and any external factors of a legislative or regulatory nature. In recent years, the global economic crisis has driven cyclically high bad debt charges. There are many other factors that could impact credit risk, such as fraud, natural disasters and flooding for example.

The Group has credit exposure in both the UK and internationally, including Europe, the Republic of Ireland, particularly in commercial real estate lending, where it has a high level of lending secured on secondary and tertiary non-prime assets and in the United States. In particular, the Group has significant credit exposure to certain individual counterparties in cyclically weak sectors and weakened geographic markets (such as the Republic of Ireland). In addition, the Group has concentrated country exposure in the UK and within certain industry sectors, namely real estate and real estate-related sectors. Retail customer portfolios (including those in Wealth, Asset Finance and International divisions) will remain strongly linked to the economic environment, with house price deterioration, unemployment increases, consumer over-indebtedness and rising interest rates among the factors that may impact secured and unsecured retail credit exposures.

The continuing Eurozone instability (risk of economic stagnation), the deterioration of capital market conditions, the global economic slowdown and measures adopted by the governments of individual countries have reduced and could further reduce households’ disposable income and businesses’ profitability and/or have a negative impact on customers’ ability to honour their obligations, which in turn would result in deterioration of the Group’s credit quality. If uncertainty over the Eurozone, or the UK Government and Eurozone austerity measures and public spending cuts result in the UK or Eurozone economic recovery slowing, faltering, or the UK or the Eurozone entering a period of stagnation, it may lead to further weakening of counterparty credit quality and subsequent higher impairment charges or fair value reductions in the Group’s lending and derivative portfolios. This could have a material adverse effect on the Group’s results of operations, financial condition or prospects. The possibility of economic stagnation in the Eurozone could impact the UK’s own economic recovery and given the extensive economic and financial linkages between the UK and the Eurozone could impact upon the Group’s performance. The Group has credit exposure to SMEs and corporates, financial institutions, and securities which may have material direct and indirect exposures in the Eurozone countries. Any default on the sovereign debt of these countries and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could have a material adverse affect on the Group’s business.

At present, default rates are partly cushioned by low rates of interest which have improved customer affordability, but the risk remains of increased default rates as interest rates start to rise. The timing quantum and pace of any rise is a key risk factor. All new lending is dependent on the Group’s assessment of each customer’s ability to pay, and there is an inherent risk that the Group has incorrectly assessed the credit quality or willingness of borrowers to pay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing models to estimate the true risk of lending to counterparties. The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to the Group’s results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how macro-economic conditions might impair the ability of borrowers to repay their loans. As is the case with any such assessments, there is always a risk that the Group will fail to adequately identify the relevant factors or that it will fail to estimate accurately the impact of these identified factors.

Concentration of credit and market risk could increase the Group’s potential for significant losses.

The Group has exposure to concentration risk where its business activities focus particularly on a similar type of customer, product, industrial sector or geographic location, including the UK market.

The Group has large sectorial concentrations (for example in real estate and real estate related lending, leveraged lending, certain asset-based lending products (for example, shipping, asset-backed securities and floating rate notes issued by financial institutions), as well as significant global credit exposure. Additionally, the Group also has significant exposure to the UK residential mortgage market. Whilst some progress has been made in mitigating concentration risk in certain portfolios (for example, real estate and real estate related lending, leveraged lending, asset-backed securities and floating rate notes issued by financial institutions), market conditions at present mean that it is difficult to achieve the required level of sales to ameliorate these concentrations.

The Group has significant real estate and real estate-related exposure, especially in secondary and tertiary assets, meaning that decreases in residential or commercial property values and/or increases in tenant defaults are likely to lead to higher impairment charges, which could materially affect the Group’s results of operations, financial condition or prospects.

In common with other banks, Lloyds Banking Group has migrated its property investment and development portfolios to the Foundation Internal Rating Based (FIRB) slotting approach in accordance with the requirements of the regulator. As portions of the Group’s property portfolio (such as UK and Ireland) have material concentration in secondary and tertiary non-prime assets, including hotels and residential property developers, which have

202

RISK FACTORS

been particularly adversely affected by the recessionary environment, provisions are currently held. The move to FIRB slotting, where the expected loss is set by the regulatory rules, will have an impact on the Group’s capital position.

The Group’s corporate lending portfolio also contains substantial exposure to large, mid-sized and private companies, as well as leveraged finance. These concentrations in cyclically weak sectors, coupled with a heritage strategy of supporting UK entrepreneurs and taking exposure at various levels of the capital structure, continue to give rise to significant single name and risk capital exposure. Whilst these exposures are appropriately provided for within the Board’s base case assumptions, they remain vulnerable to downside risks.

Although heavily provided for, the Group’s portfolio in the Republic of Ireland is heavily exposed to the commercial (including hotel) and residential real estate sectors, which have been negatively impacted by the economic recession.

As in the UK, the Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of loss should default occur.

The Group’s efforts to divest, diversify or manage its credit portfolio against concentration risks may not be successful and any concentration of credit risk could increase the potential for significant losses in its credit portfolio. In addition, any disruption in the liquidity or transparency of the financial markets may result in the Group’s inability to sell or syndicate securities, loans or other instruments or positions held, thereby leading to increased concentrations of such positions. These concentrations could expose the Group to losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing the Group to take write-downs. Moreover, the inability to reduce the Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on the Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could materially adversely affect the Group’s operating results, financial condition and prospects.

The Group may be forced to record further credit valuation adjustments on securities insured or guaranteed by market counterparties/insurers and credit counterparties, which could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group has some limited remaining credit exposure to market counterparties through securities insured or guaranteed by such parties and credit protection bought from such parties with respect to certain over-the-counter derivative contracts, mainly credit default swaps (CDS) which are recorded at fair value. The fair value of these CDS and other securities, and the Group’s exposure to the risk of default by the underlying counterparties, depend on the valuation and the perceived credit risk of the instrument insured or guaranteed or against which protection has been bought and the credit quality of the protection provider (e.g. the CDS counterparty). The Group seeks to limit and manage direct exposure to market counterparties, although indirect exposure may exist through other financial arrangements and counterparties. If the financial condition of market counterparties or their perceived creditworthiness deteriorates, the Group may record credit valuation adjustments on the underlying instruments insured by such parties. Any primary or indirect exposure to the financial condition or creditworthiness of these counterparties may have a materially adverse effect on the Group’s results of operations, financial condition or prospects.

Although Credit Value Adjustment (CVA), Debit Value Adjustment (DVA) and Funding Value Adjustment (FVA) is actively managed within the Group, in stressed market conditions adverse movements in these would result in a material charge to the Group’s profit and loss account.

REGULATORY AND LEGAL RISKS

The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments could have a significant material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group’s businesses are subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK, the European Union and the other markets where it operates. These laws and regulations include (i) prudential regulatory developments, (ii) increased regulatory oversight, particularly in respect of conduct issues and (iii) industry-wide initiatives, each of which significantly affect the way that the Group does business and can restrict the scope of its existing businesses, limit its ability to expand its product offerings or make its products and services more expensive for clients and customers. Unfavourable developments across any of these three regulatory areas, discussed in greater detail below, could materially affect the Group’s ability to maintain appropriate liquidity, increase its funding costs, constrain the operation of its business and/or have a material adverse effect on the Group’s business, results of operations and financial condition. Areas where regulatory changes could have an adverse effect on the Group include, but are not limited to:

(i)	general changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which the Group operates, in particular any change in the UK Government, any of which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

(ii)	external bodies applying or interpreting standards or laws differently to those applied by the Group;

(iii)	an uncertain and rapidly evolving prudential regulatory environment which could materially adversely affect the Group’s ability to maintain liquidity and increase its funding costs;

(iv)	changes in competitive and pricing environments or one or more of the Group’s regulators intervening to mandate the pricing of certain of the Group’s products, as a consumer protection measure;

(v)	one or more of the Group’s regulators intervening to prevent or delay the launch of a product or service, or prohibiting an existing product or service;

(vi)	further requirements relating to financial reporting, corporate governance, corporate structure, and conduct of business and employee compensation;

(vii)	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;

(viii)	changes to regulation and legislation relating to economic and trading sanctions, money laundering and terrorist financing;

(ix)	influencing business strategy, particularly the rate of growth of the business; and

(x)	imposing conditions on the sales and servicing of products, which has the effect of making such products unprofitable or unattractive to sell.
203

RISK FACTORS

The Group faces risks associated with an uncertain and rapidly evolving prudential and international legal and regulatory environment.

The Group’s borrowing costs and access to capital markets, as well as its ability to lend, could be affected by prudential regulatory developments including (i) the Financial Services (Banking Reform) Act 2013 (the Banking Reform Act); (ii) amendments to the legislative package comprised of the Capital Requirements Directive and the Capital Requirements Regulation (CRD IV), effective from 1 January 2014 and (iii) the European Commission’s proposal for a directive providing for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms, known as the Recovery and Resolution Directive (RRD). Unfavourable developments could materially adversely affect the Group’s ability to maintain appropriate levels of liquidity, and/or increase its funding costs and, hence, have a material adverse effect on the Group’s business, results of operations and financial condition.

The Banking Reform Act received Royal Assent on 18 December 2013. It is a key part of the Government’s plan to create a banking system that supports the economy, consumers and small businesses. It implements the recommendations of the Independent Commission on Banking (ICB), set up by the Government in 2010 to consider structural reform of the banking sector. It also implements key recommendations of the Parliamentary Commission on Banking Standards (PCBS), which was asked by the Government to urgently review professional standards and culture in the banking industry following revelations of attempted LIBOR manipulation last year. Measures contained in the Banking Reform Act include (i) ring-fencing domestic retail banking services of UK banks, (ii) HM Treasury increasing UK banks’ and building societies’ loss-absorbing capacity (including by way of bail-in bonds) and (iii) elevating the ranking of deposits covered by the Financial Services Compensation Scheme on a winding-up to rank ahead of the claims of all other unsecured creditors.

In addition, the Group is responsible for contributing to compensation schemes such as the UK Financial Services Compensation Scheme (the FSCS) in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. Further provisions in respect of these costs are likely to be necessary in the future. The ultimate cost to the industry, which will also include the cost of any compensation payments made by the FSCS and, if necessary, the cost of meeting any shortfall after recoveries on the borrowings entered into by the FSCS, remains uncertain but may be significant and may have a material effect on the Group’s business, results of operations and financial condition.

In Europe, Directive 94/19/EC on Deposit Guarantee Schemes (EU DGSD) required EU member states to introduce at least one deposit guarantee scheme by 1 July 1995. The EU DGSD has been reviewed and a new legislative proposal was published by the EC in July 2010. The main changes proposed included: a tightened definition of deposits; a requirement that the deposit guarantee scheme repay customers within one week; and that banks must be able to provide information at any time. On 12 June 2013, the EC announced that the negotiations on revisions to the EU DGSD were on hold pending further developments on the RRD.

Given the early stages of these proposed reform measures, it is difficult to predict the financial obligations that may be imposed by the EU in relation to the RRD or the EU DGSD or the effect that these proposed changes will have on the Group’s operations, business or prospects or how any of the above proposals will be implemented. However, depending on the specific nature of the requirements and how they are enforced, such changes could have a significant impact on the Group’s operations, structure, costs and/or capital requirements.

At the European level, following the report of the Liikanen Group, which was published in October 2012, structural reforms measures that are similar to some of those contained in the Banking Reform Act are also under consideration. In January 2014, the European Commission announced proposals to ban certain of the largest, most systemically important banks within the EU from proprietary trading and to grant national regulators the power to require the transfer of certain trading activities of these banks from the deposit-taking business to a separate legal entity.

CRD IV introduces significant changes in the prudential regulatory regime applicable to banks including: increased minimum capital ratios; changes to the definition of capital and the calculation of risk weighted assets; and the introduction of new measures relating to leverage, liquidity and funding. CRD IV has been adopted by European legislators and the requirements predominantly became effective in the UK and other EU member states on 1 January 2014. CRD IV permits a transitional period for certain of the enhanced capital requirements and certain other measures, such as a minimum leverage ratio, which are not expected to be finally implemented until 2018.

In December 2013, the PRA published the final statement of policy (PS 7/13, Strengthening capital standards: implementing CRD IV feedback and final rules), which sets out the PRA rules in order to implement CRD IV in the UK. In November 2013, the PRA communicated that it expects major UK banks, including the Group, to meet a common equity tier 1 (CET1) ratio of 7 per cent and a leverage ratio of 3 per cent on an adjusted CRD IV fully loaded basis from 1 January 2014. The Group notes the final statements from the PRA on the implementation of capital requirements in the UK and will continue to work with the regulator to ensure that the Group meets the regulator’s capital expectations.

The regulatory regime is expected to evolve as a result of further changes to CRD IV agreed by EU legislators, binding regulatory technical standards to be developed by the European Banking Authority (EBA) and changes to the way in which the PRA interprets and applies these requirements to UK banks. The CRD IV reforms also include the introduction of a leverage ratio framework designed to reinforce risk based capital requirements with a simple, transparent, non-risk based ‘backstop’ measure. The leverage ratio is defined as tier 1 capital divided by the exposure measure. The Basel Committee will test the proposed 3 per cent minimum requirement for the leverage ratio and have proposed that final calibrations, and any further adjustments to the definition of the leverage ratio, will be completed by 2017, with a view to migrating to a Pillar 1 treatment on 1 January 2018. Other ongoing reforms being considered by the regulatory authorities concern the calculation of risk weighted assets for Credit Risk (IRB models), Market Risk and Operational Risk. The existing and evolving prudential regulatory rules and how they are applied by the regulatory authorities may result in a need for further management actions to meet the changed requirements, such as: changes to how the Group and its businesses are capitalised and funded, distribution of capital, reducing weighted assets, modifying legal entity structure and changing the Group’s business mix to strengthen the Group’s capital position.

European Regulation 648/2012, known as the European Market Infrastructure Regulation (EMIR), introduces new requirements to improve transparency and reduce the risks associated with the derivatives market. EMIR came into force on 16 August 2012, although the main requirements will be progressively implemented from 2013 to 2015. When it enters fully into force, EMIR will require entities that enter into any form of derivative contract, including interest rate, foreign exchange, equity, credit and commodity derivatives, to: report every derivative contract entered into to a trade repository; implement new risk management standards (including operational processes and margining) for all bi-lateral over-the-counter derivative trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the–counter derivatives that are subject to a mandatory clearing obligation. CRD IV aims to complement EMIR by applying higher capital requirements for bilateral, over-the-counter derivative trades. Lower capital requirements for cleared trades are only available if the central counterparty is recognised as a ‘qualifying central counterparty’, which has been authorized or recognised under EMIR (in accordance with related binding technical standards).

204

RISK FACTORS

Significant regulatory initiatives from the US impacting the Group include the Dodd-Frank Act which provides a broad framework for significant regulatory changes that extend to almost every area of US financial regulation. Although uncertainty remains about some of the final details, impact and timing of the Dodd-Frank Act’s implementing regulations, the Group expects that there may be additional costs and limitations on its business resulting from certain regulatory initiatives, including the final regulations implementing the Volcker Rule and the rules imposing registration and other requirements on entities that engage in derivatives activities.

For more information see ‘—Regulation — US Regulation — Dodd Frank Act’

The impact of the new derivative market regulations on the Group remains unclear, and could have a materially adverse effect on the Group’s results of operations, financial condition or prospects. In particular, the costs of complying with the regulations could be burdensome, giving rise to additional expenses that may have an adverse impact on the Group’s financial condition and results of operations. Additionally, such regulations could make it more difficult and expensive to conduct hedging and trading activities. As a result of these increased costs, the new regulation of the derivative markets may also result in the Group deciding to reduce its activity in these markets.

The Group is continually assessing the impacts of legal and regulatory developments which could have an effect on the Group and will participate in relevant consultation and calibration processes to be undertaken by the various regulatory and other bodies. Implementation of such regulatory developments could result in additional costs or limit or restrict the way that the Group conducts business, although uncertainty remains about the details, impact and timing of such reforms. The Group continues to work closely with regulatory authorities and industry associations to ensure that it is able to identify and respond to proposed regulatory changes and mitigate against risks to the Group and its stakeholders.

The Group and its UK subsidiaries may become subject to the provisions of the Banking Act 2009, as amended, in certain significant stress situations. The potential impact on the Group is inherently uncertain.

Under the Banking Act 2009 (the Banking Act), substantial powers have been granted to HM Treasury, the Bank of England and the PRA and FCA as successors to the FSA (together, the Authorities) as part of the special resolution regime (SRR). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits pursuant to Part 4A of the FSMA that are failing or are likely to fail to satisfy the threshold conditions (within the meaning of section 55B of the FSMA). The SRR presently consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly-owned by the Bank of England; and (iii) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. The SRR also provides for two new insolvency and administration procedures for relevant entities. Certain ancillary powers include the power to modify certain contractual arrangements in certain circumstances.

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

There is considerable uncertainty about the scope of the powers afforded to the Authorities under the Banking Act and how the Authorities may choose to exercise them or the powers that may be granted to the Authorities under future legislation.The Banking Reform Act, alongside anticipated changes arising from UK implementation of the RRD during 2014 provides some clarity in this regard. In particular, the introduction of statutory ‘write down and conversion’ and ‘bail-in’ powers will give the relevant UK resolution authority the power to cancel existing shares and/or dilute existing shareholders by converting relevant capital instruments or eligible liabilities into shares of the surviving entity, or to separate ‘critical functions’ from other functions. Accordingly, if the Group were to be at or approaching the point of non-viability such as to require regulatory intervention, any exercise of any resolution regime powers by the relevant UK resolution authority may result in holders of the Company’s Ordinary Shares losing all or a part of their shareholdings and/or in the rights of holders of the Company’s Ordinary Shares being adversely affected, including by the dilution of their percentage ownership of the Company’s share capital, and/or could have a material adverse effect on the market price of the Company’s Ordinary Shares. Similarly, under such circumstances, the exercise of resolution regime powers by the relevant UK resolution authority may include the cancellation of all or a portion of the principal amount of, and interest on, certain unsecured bonds and other liabilities of the Company (or other Group companies) and/or the conversion of such liabilities into Ordinary Shares or other equity securities.

For more information see ‘– Risk Management – Capital Risk – Monitoring’ and ‘– Risk Factors – Financial Soundness-Related Risks – The Group is subject to the risk of having insufficient capital resources’.

The Group is exposed to various forms of regulatory or legal risk in its operations, including the risk of mis-selling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a material adverse effect on the Group’s results of operations or its relations with its customers.

The Group is exposed to various forms of legal and regulatory risk in its operations including:

(i)	certain aspects of the Group’s business may be determined by the relevant authorities, the Financial Ombudsman Service (FOS) or the courts not to have been conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the Ombudsman’s opinion;

(ii)	the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of the Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions;

(iii)	the high level of scrutiny of the treatment of customers by financial institutions from regulatory bodies, the press and politicians

–	The FCA in particular continues to drive focus on conduct of business activities through its supervision activities, including its current probe into pricing and selling practices in annuity markets, its study on cash savings and its establishment of a new Payment Systems Regulator;

–	Other efforts include the implementation of the UK Mortgage Market Review which intends to ensure that customers are offered, and are able to take out, mortgages that they can afford. Borrowers will be required to provide lenders with evidence of their income so as to ensure that they can afford a mortgage, with forecasted interest rate rises. The reforms come into effect on 26 April 2014;
205

RISK FACTORS

–	The OFT’s study into defined contribution workplace pension schemes which found that many schemes charge too much, and are too complex to deliver sufficient value for money;

(iv)	future conduct of business changes – underpinning this is the combination of the size of the Group’s Retail and SME backbooks and the increased focus on conduct by the Group and the FCA;

(v)	contractual obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;

(vi)	the intellectual property of the Group (such as trade names) may not be adequately protected;

(vii)	the Group may be liable for damages to third parties harmed by the conduct of its business; and

(viii)	the risk of regulatory proceedings and private litigation, arising out of regulatory investigations or otherwise (brought by individuals or groups of plaintiffs) in the UK and other jurisdictions;

(ix)	the transfer of responsibility for regulating consumer credit from the OFT to the FCA. The FCA’s approach will focus on higher risk firms, and will have its own enforcement actions. The FCA’s consumer credit sourcebook (CONC) will be its basis for compliance and enforcement. Additionally, the Group is subject to the Consumer Credit Act 1974 (the CCA), which regulates a wide range of credit agreements and, beginning in April 2014, will be enforced by the FCA. If requirements under the CCA as to licensing of lenders or brokers or entering into and documenting a credit agreement are not, or have not been met, the relevant agreement may not be enforceable against the borrower.

Regulatory and legal actions pose a number of risks to the Group, including substantial monetary damages or fines, the amounts of which are difficult to predict and may exceed the amount of provisions set aside to cover such risks. In addition, including as a result of regulatory actions, the Group may be subject to other penalties and injunctive relief, civil or private litigation arising out of a regulatory investigation or otherwise, the potential for criminal prosecution in certain circumstances and regulatory restrictions on the Group’s business, all of which can have a negative effect on the Group’s reputation. Any of these risks could have an adverse impact on the Group’s operations, financial results and condition and prospects and the confidence of customers in the Group, as well as taking a significant amount of management time and resources away from the implementation of the Group’s strategy.

The Group’s operations also expose it to various forms of reputational impacts. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group’s financial performance, the level of direct and indirect government support, actual or perceived practices in the banking and financial industry, or allegations of misconduct. Negative public opinion may adversely affect the Group’s ability to keep and attract customers, which may result in a material adverse effect on the Group’s financial condition, results of operations and prospects. Negative public opinion referenced in the media as ‘lack of trust’ in banking can be impacted by actions of competitors across the industry as well as actions by the Group. Regaining the trust of customers and the public is a key objective of the Group.

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. The Group may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes that it has no liability. The Group may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where the Group does not believe that it is legally compelled to do so. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable. Failure to manage these risks adequately could materially affect the Group, both financially and reputationally. Resolution of actions or disputes involving the Group may be protracted, and the impact of such matters may be uncertain for long periods of time.

The financial impact of legal proceedings and regulatory risks might be material but is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances, as has been the case recently in respect of payment protection insurance (PPI) redress payments.

Where provisions have already been taken in published financial statements or results announcements for on-going legal or regulatory matters, these have been recognised, in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.

For example, the Group made provisions totalling £6,775 million in 2011 and 2012 against the costs of paying redress to customers in respect of past sales of PPI policies, including the related administrative expenses. However, over the course of 2013, a further £3,050 million has been added to the provision, of which £500 million was added at the half year, £750 million in the third quarter and £1,800 million in the final quarter, bringing the total provision as at 31 December 2013 to £9,825 million, of which £2,807 million remained unutilised as of that date. While the revised provision represents management’s best estimate of the likely overall cost of making redress to PPI customers, a number of material risks and uncertainties remain. The actual cost could differ materially from management’s estimate and could result in further, potentially significant, provisions being required. Such an increase could have an adverse impact on the Group’s financial condition and results of operations.

Provisions have not been taken where no obligation (as defined in IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’) has been established, whether associated with a known or potential future litigation or regulatory matter. Accordingly, an adverse decision in any such matters could result in significant losses to the Group which have not been provided for. Such losses would have an adverse impact on the Group’s financial condition and results of operations.

For further information in respect of the Group’s contingent liabilities, including in respect of PPI redress claims, see note 43 to the financial statements.

BUSINESS AND ECONOMIC RISKS

The Group’s businesses are subject to inherent risks arising from general macro-economic conditions in the UK, the Eurozone and other markets, the instability of the financial markets and the sovereign debt crisis.

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the UK, in which the Group’s earnings are predominantly generated and in which the Group’s operations are increasingly concentrated following the strategic reduction of its international presence. Any significant macro-economic deterioration in the UK and/or other economies in which the Group operates or has legacy business such as the Republic of Ireland and the United States, could have a material

RISK FACTORS

adverse effect on the results of operations, financial condition or prospects of the Group. Additionally, the profitability of the Group’s businesses could be affected by market factors such as increased unemployment, which may continue even following the return to economic growth of certain parts of the markets in which the Group operates. Lack of, or reduced economic growth in the UK, changes (and the timing, quantum and pace of those charges) in interest rates, higher unemployment in the UK or elsewhere, reduced corporate profitability, reduced personal income levels, reduced UK Government and/or consumer expenditure, increased personal or corporate and small and medium sized enterprises (SME) insolvency rates, increased tenant defaults or increased interest rates may reduce borrowers’ ability to repay loans and may cause prices of residential or commercial real estate or other asset prices to fall further, thereby reducing the collateral value on many of the Group’s assets. These, in turn, could cause increased impairments and/or fair value adjustments.

In addition to the possibility of further macro-economic deterioration, any increase of financial market instability may represent further risk to the Group’s business. The Group has significant exposures, particularly by way of loans, in a number of overseas jurisdictions, notably the Republic of Ireland and the United States, and is therefore subject to various risks relating to the stability of these financial markets. The global financial system has suffered considerable turbulence and uncertainty in recent years and the outlook for the global economy over the near to medium term remains challenging.

In Europe, the economic deterioration of several countries over the past few years, including Greece, Italy, the Republic of Ireland, Spain and Portugal, together with the risk of contagion to other, more stable countries, has exacerbated the global economic crisis. In particular, the risk of default on the sovereign debt of those countries and the impact this would have on the Eurozone countries, including the potential that some countries (albeit those with a relatively small GDP) could leave the Eurozone (either voluntarily or involuntarily) has raised concerns about the ongoing viability of the Euro currency and the European Monetary Union (EMU). Despite the various rescue packages adopted throughout Europe to deal with the Eurozone sovereign debt crisis and other stabilising measures worldwide, global markets have recorded high levels of volatility and uncertainty as well as a prolonged period of below-trend growth in recent years. Continued political divergence over the best way forward for the highly indebted Eurozone, as well as developing macro-economic uncertainty in markets where the Group does and does not operate, including China and throughout Asia, persist and pose threats to global economic recovery. Financial markets may experience renewed periods of volatility, with a return of a risk of contagion, which may place new strains on funding markets.

The Group has credit exposure to SMEs and corporates, financial institutions and securities which may have material direct and indirect exposures in the Eurozone countries. With the exception of the Group’s lending exposures in the Republic of Ireland, its direct credit exposure to the Eurozone through sovereign and private sector exposure is relatively small and has been managed steadily downward since 2008.

Nonetheless, any default on the sovereign debt of these countries and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could have a material adverse effect on the Group’s business. A wide-scale break-up of the Eurozone would most likely be associated with a significant deterioration in the economic and financial environment in the UK and Eurozone that would materially affect the capital and the funding position of participants in the banking industry, including the Group. This could also give rise to operational disruptions to the business. The effects on the European and global economy of the exit of one or more European Union member states from the EMU or the redenomination of financial instruments from the Euro to a different currency, are impossible to predict and protect fully against in view of (i) economic and financial instability in the Eurozone, (ii) the severity of the recent global financial crisis, (iii) difficulties in predicting whether any recovery will be sustained and at what rate, (iv) the uncertain legal position, and (v) the fact that many of the risks related to the business are totally, or in part, outside the control of the Group. However, if any such events were to occur they would likely result in (a) significant market dislocation, (b) heightened counterparty risk, (c) an adverse effect on the management of market risk and, in particular, asset and liability management due, in part, to redenomination of financial assets and liabilities, or (d) a material adverse effect on the results of operations, financial condition or prospects of the Group. Any adverse changes affecting the economies of the countries in which the Group has significant direct and indirect credit exposures, including those discussed above and any further deterioration in global macro-economic conditions could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group’s businesses are subject to inherent risks of general macro-economic conditions of the Eurozone, a deterioration of which, could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The strength of any recovery in economic activity in the Eurozone remains uncertain, as demand in the core countries has failed to pick up sufficiently to offset the deflationary adjustment in the periphery and global demand remains weak. The possibility of prolonged stagnation in the Eurozone could stall the UK’s own economic recovery, given the extensive economic and financial linkages between the UK and the Eurozone. The UK’s trade and current account balances with the Eurozone would be likely to deteriorate further, negatively affecting UK growth. The effects of weaker-than-expected economic growth in the UK have been described above under ‘The Group’s businesses are subject to inherent risks arising from general macro-economic conditions in the UK, the Eurozone and other markets, the instability of the financial markets and the sovereign debt crisis.’ and may have a material adverse effect on the results of operations, financial condition or prospects of the Group.

Any tightening of monetary policy in jurisdictions in which the Group operates could affect the financial condition of its customers, clients and counterparties, including governments and other financial institutions, which could in turn adversely affect the Group’s results of operations.

During the next few years, a combination of anticipated recovery in private sector demand and of a reduced pace of fiscal austerity in Europe and the United States is likely to result in a return by central banks towards more conventional monetary policies, following the recent period that has been characterised by highly accommodative policies, including the Bank of England and HM Treasury ‘Funding for Lending’ scheme and the ‘Help to Buy’ programme in the UK, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. The possibility of a withdrawal of such programmes in the UK or slowing of monetary stimulus by one or more governments could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment, adverse changes to levels of inflation, potentially higher interest rates and falling property prices in the markets in which the Group operates, and consequently to an increase in delinquency rates and default rates among customers. Any further slowing of monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity. The adverse impact on the credit quality of the Group’s customers and counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets and higher levels of impairment allowances, which could have an adverse effect on the Group’s operations, financial condition or prospects. The Group has credit exposure to SMEs and corporate financial institutions, and securities which may have material direct and indirect exposures in the Eurozone countries. Any default on the sovereign debt of these countries and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could have a material adverse effect on the Group’s business.

RISK FACTORS

The Group’s businesses are inherently subject to the risk of market fluctuations, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group.

The Group’s businesses are inherently subject to risks in financial markets and in the wider economy, including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that its customers act in a manner which is inconsistent with the Group’s business, pricing and hedging assumptions.

Market movements will continue to have a significant impact on the Group in a number of key areas. For example, adverse market movements have had and would have an adverse effect, which could be material, upon the financial condition of the defined benefit pension schemes of the Group. The schemes’ main exposures are to real rate risk, credit spread risk and equity risk. These risks arise from two main sources: the ‘AA’ corporate bond liability discount rate and asset holdings. Banking and trading activities that are undertaken by the Group are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. For example, changes in interest rate levels, interbank margins over official rates, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. The potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits may restrict the Group in its ability to change interest rates applying to customers in response to changes in official and wholesale market rates.

The insurance businesses of the Group face market risk arising, for example, from equity, bond (through credit and credit spread risk) and property markets in a number of ways depending upon the product and associated contract. For example, the annual management charges received in respect of investment and insurance contracts fluctuate, as do the values of the contracts, in line with the markets. Some of these risks are borne directly by the customer and some are borne by the insurance businesses. Some insurance contracts involve guarantees and options that increase in value in adverse investment markets. There is a risk that the Group’s insurance businesses will bear some of the cost of such guarantees and options. The Group’s insurance businesses also have capital directly invested in the markets that are exposed to market risk. The performance of the investment markets thus have a direct impact upon the profit from investment contracts and on the Insurance VIF and the Group’s operating results, financial condition or prospects. Adverse market conditions affect investor confidence, which in turn can result in lower sales and/or reduced customer persistency.

Changes in foreign exchange rates, including US dollars, Euro and Australian dollars affect the value of assets and liabilities denominated in foreign currencies. Such changes and the degree of volatility with respect thereto may affect earnings reported by the Group. In the Group’s international businesses, earnings and net assets are denominated in local currencies, which will fluctuate with exchange rates in pounds sterling terms.

Although CVA/DVA/FVA is actively managed within the Group, in stressed market conditions adverse movements in these would result in a material charge to the Group’s profit and loss account.

Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group. Negative fair value adjustments have had, and may continue to have in the future, a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group has material exposures to securities and other investments, including asset-backed securities, structured investments and private equity investments that are recorded by the Group at fair value. These have been and may be subject to further negative fair value adjustments, particularly in view of the volatile global markets and challenging economic environment. Although CVA/DVA/FVA is actively managed within the Group, in stressed market conditions adverse movements in these would result in a material charge to the Group’s profit and loss account.

In addition, in volatile markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions, due in part to the decreasing credit quality of hedge counterparties. Asset valuations in future periods, reflecting prevailing market conditions, may result in further negative changes in the fair values of the Group’s financial assets and these may also translate into increased impairment charges.

In addition, the value ultimately realised by the Group for its securities and other investments may be lower than their current fair value. Any of these factors could require the Group to record further negative fair value adjustments, which may have a material adverse effect on its operating results, financial condition or prospects. Material losses from the fair value of financial assets will also have an adverse impact on the Group’s capital ratios. The Group has, in prior years, made asset redesignations as permitted by amendments to IAS 39 (Financial Instruments: ‘Recognition and Measurement’).

The effect of such redesignations has been, and would be, that any effect on the income statement of movements in the fair value of such redesignated assets that have occurred since 1 July 2008, in the case of assets redesignated prior to 1 November 2008, or which may occur in the future, may not be recognised until such time as the assets become impaired or are disposed of. No asset redesignations were made in 2013. In addition, in circumstances where fair values are determined using financial valuation models, the Group’s valuation methodologies may require it to make assumptions, judgements and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain, particularly in light of the uncertainty as to the strength of any global economic recovery and continuing downside risks and during periods of market volatility and illiquidity, and any consequential impairments or write-downs could have a material adverse effect on the Group’s operating results, capital ratios, financial condition or prospects.

The IASB are developing a new accounting standard for financial instruments (IFRS 9) that will introduce a new model for recognising and measuring impairment based on expected credit losses, rather than an incurred loss model currently applied under IAS 39. The new standard is expected to become effective for annual periods beginning on or after 1 January 2018, however, the final standard covering the impairment methodology has not yet been issued by the IASB.

The Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.

The markets for UK financial services, and the other markets within which the Group operates, are competitive, and management expects such competition to continue or intensify in response to competitor behaviour, including TSB as a new challenger on the high street, consumer demand, technological changes such as the growth of digital banking, and the impact of regulatory actions and other factors. The Group’s financial performance and its ability to maintain or capture additional market share depend significantly upon the competitive environment and management’s response thereto. Intervention by the UK Government and/or European regulatory bodies and/or governments of other countries in which the Group operates, including in response to any perceived lack of competition within these markets by such regulatory authorities, may

RISK FACTORS

significantly impact the competitive position of the Group relative to its international competitors, which may be subject to different forms of government intervention, thus potentially putting the Group at a competitive disadvantage.

In particular, a number of recent investigations and reviews, including the ICB and the Office of Fair Trading Personal Current Account Review, have identified a perceived lack of competition in the UK banking markets, and are expected to give rise to further studies and regulatory scrutiny of the UK banking industry. This, combined with recent political debate on the reform of the UK banking markets, potential competition reviews in coming years, and the new FCA statutory objective to promote competition, may lead to greater UK Government and regulatory scrutiny in the future and to proposals or initiatives to increase competition, ranging from enforced product and service developments and payment system changes to significant structural changes. Additionally, the Group may be affected by changes in regulatory oversight following the pension review recommended by the Department for Work and Pensions. For more information on the Group’s regulatory environment, see Part II ‘Regulation and Supervision in the United Kingdom’. There continues to be political and media interest in competition in banking. The increase in competition in banking could have a significant effect on the Group’s operations, financial condition or business of the Group.

Additionally, as a result of the restructuring in the market and the required divestment of certain retail banking businesses under the Restructuring Plan, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of the Group’s existing competitors in that market. Any of these factors or a combination thereof could result in a significant reduction in the profit of the Group.

The implementation in the second half of 2013 of the Current Account Switching Service by the Payments Council, which seeks to ensure that a change in current account provider is completed within seven days, may result in a considerable number of customers moving to a competitor, thereby potentially increasing customer attrition rates. Increased competition, whether resulting from the switching service or otherwise, may lead to increased costs associated with acquiring new savings or current account customers.

The internet and mobile technology are changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking over the last three years. The Group faces competition from established providers of financial services as well as the threat of competition from banking business developed by non-financial companies with strong brand recognition in the technology market.

The Group is exposed to risks related to the possibility of Scottish independence.

The Group faces risks associated with the planned referendum on Scottish independence, to take place on 18 September 2014, and potential uncertainty preceding and post the referendum. Lloyds Banking Group plc is registered in Scotland and through its subsidiaries has extensive operations there. The outcome of the referendum could have a material impact on the regulatory and tax regime to which the Group’s operations are currently subject and could also result in the Group becoming subject to a new regulatory and tax regime in Scotland. The effect of this could be to increase compliance costs for the Group and may also materially impact the Group’s tax position. In addition, the outcome of the referendum could contribute to prolonged uncertainty around certain aspects of the Scottish economy and Scottish companies, which could, among other things, increase the cost of the Group’s funding. While the Group is monitoring and assessing the potential impacts on its business of a vote in favour of Scottish independence, the situation remains inherently uncertain.

OPERATIONAL RISKS

The Group could fail to attract or retain senior management or other key employees.

The Group’s success depends on its ability to attract, retain and develop high calibre talent. Achievement of this aim cannot be guaranteed, particularly in light of ongoing regulatory and public interest in remuneration practices (the Group is subject to the FCA’s Remuneration Code). In particular, the proposed limits on variable pay and applicable ‘clawback’ requirements that will be introduced pursuant to the implementation of CRD IV in the UK may put the Group at a competitive disadvantage as compared to companies who are not subject to such restrictions. In addition, macro-economic conditions and negative media attention on the financial services industry may adversely impact employee retention, colleague sentiment and engagement.

Failure to attract and retain senior management and key employees could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

Weaknesses or failures in the Group’s internal processes, systems and security could materially adversely affect the Group’s operations, financial condition or prospects, and could result in the reputational damage of the Group.

Operational risks, through inadequate or failed internal processes, systems (including financial reporting and risk monitoring processes) or security, or from people-related or external events, including the risk of fraud and other criminal acts carried out against the Group, are present in the Group’s businesses. The Group’s businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness in these internal processes, systems or security could have an adverse effect on the Group’s results, reporting of such results, and on the ability to deliver appropriate customer outcomes during the affected period which may lead to an increase in complaints.

Specifically, failure to develop, deliver or maintain effective IT solutions could have a material adverse impact on customer service. Any prolonged loss of service availability could damage the Group’s ability to service its customers, could result in compensation costs and could cause long-term damage to the Group’s business and brand. Furthermore, failure to protect the Group’s operations from increasingly sophisticated cyber-attacks could result in the loss of consumer data or other sensitive information. Any breach or failure in security of the Group’s systems could disrupt its business, result in the disclosure of confidential information, and create significant financial and legal exposure. The resilience of the Group’s IT is of paramount importance to the Group; accordingly, significant investment has been, and will continue to be, made in IT infrastructure and systems to ensure its resilience and to enhance the services it supports. The Group continues to invest in IT and information security control environments including user access management and records management to address evolving threats, and maintains contingency plans for a range of Group specific and industry wide IT and breach of security scenarios. Significant investment has been made in increasing the Group’s cyber defence, for example through the IT security improvement programme, to protect customers and the Group’s infrastructure.

The Group adopts a risk based approach to mitigate the external fraud risks it faces, reflecting the current and emerging external fraud risks within the market. This approach drives an annual programme of enhancements to the Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Through Group-wide policies and operational

RISK FACTORS

control frameworks, the Group has developed a robust fraud operating model with centralised accountability. The Group’s fraud awareness programme is a key component of its fraud control environment.

Although the Group devotes significant resources to maintain and regularly update its processes and systems that are designed to protect the security of the Group’s systems, software, networks and other technology assets, there is no assurance that all of the Group’s security measures will provide absolute security. Any damage to the Group’s reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in Group systems, processes or security could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

Notwithstanding anything in this risk factor, this risk factor should not be taken as implying that either the Company or any relevant company within the Group will be unable to comply with its obligations as a company with securities admitted to the Official List or as a supervised firm regulated by the FCA and the PRA.

Terrorist acts, other acts of war, geopolitical events, pandemics or other such events could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

Terrorist acts, other acts of war or hostility, geopolitical events, pandemics or other such events and responses to those acts/events may create economic and political uncertainties, which could have a material adverse effect on UK and international macro-economic conditions generally, and more specifically on the Group’s results of operations, financial condition or prospects in ways that cannot necessarily be predicted.

The sale of TSB, and future servicing requirements, may adversely impact the Group.

The sale of TSB may result in disruption of senior management’s ability to lead and manage the Group effectively in the event that they are required to overly focus on TSB at the expense of the Group. In addition, the Group is committed to providing services for TSB, which may result in reputational and financial exposure for the Group in the course of providing such services. The change activities involved in the sale of TSB are managed via robust change management governance and a consolidated strategic change plan. There are separate governance arrangements in place to oversee the impacts of the divestment on the retained business’ customers, operations and controls. In particular, TSB will rely on the Group for the provision of a range of IT systems and infrastructure as well as related services. However, the on-going provision of services to TSB under these plans may involve significant demands on the attention of the Group’s senior management, in particular in respect of managing the conflict of interests, confidentiality of data, and competition issues as a part of providing services to a competitor bank, which fall under the regulatory remit of the FCA. If these arrangements do not operate as planned, there could be negative impacts on the operation of the Group’s business.

The Group’s financial condition may also be exposed to risk with respect to the control, management and results of operations of TSB. In particular, should the Group’s divestment of TSB occur in multiple stages, there would be a period of time during which the Group would not control TSB’s board, nor manage the operations of TSB or control its management, and yet retain partial ownership of TSB. Under such a scenario, the Group’s financial condition would be partially reliant on TSB’s results of operations during the period prior to full divestment. Although the Group has entered into governance arrangements related to the impact of the TSB disposal, the board of TSB may:

–	have economic or business interests or goals that are inconsistent with or are opposed to those of the Group, in particular related to its retail banking activities in the UK;

–	take action contrary to the Group’s policies or objectives with respect to its investments or commercial arrangements; or

–	fail to comply with applicable regulatory regimes, or to operate in compliance with other standards that the Group applies in its own operations.

For risks related to the Restructuring Plan and the Group’s plans to divest TSB, or the failure of the divestment to occur, see ‘– Government related risks – The Group is subject to European state aid obligations following the approval of its Restructuring Plan in 2009. The implementation of the Restructuring Plan may have consequences that are materially adverse to the interests of the Group’.

The Group may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose it to additional liability and could have a material adverse effect on the Group.

The Group is required to comply with applicable anti-money laundering, anti-terrorism and other laws and regulations in the jurisdictions in which it operates. These laws and regulations require the Group, amongst other things, to adopt and enforce ‘know-your-customer’ policies and procedures and to report suspicions of money laundering and in some countries specific transactions to the applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel and have become the subject of enhanced government supervision.

While the Group has adopted policies and enhanced its procedures aimed at detecting and preventing the use of its banking network for money laundering and related activities, such enhanced procedures have in some cases only been recently adopted and may not completely eliminate instances where the Group may be used by other parties to engage in money laundering and other illegal or improper activities. To the extent that the Group fails to fully comply with applicable laws and regulations, the relevant government agencies to which it reports have the power and authority to impose fines and other penalties on the Group, including the revocation of licenses. In addition, the Group’s business and reputation could suffer if customers use its banking network for money laundering or illegal or improper purposes.

In addition, while the Group reviews its relevant counterparties’ internal policies and procedures with respect to such matters, the Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using the Group (and its relevant counterparties) as a conduit for money laundering (including illegal cash operations) without the Group’s (and its relevant counterparties’) knowledge. If the Group is associated with, or even accused of being associated with, or becomes a party to, money laundering, then the Group’s reputation could suffer and/or it could become subject to fines, sanctions and/or legal enforcement (including being added to any ‘black lists’ that would prohibit certain parties from engaging in transactions with the Group), any one of which could have a material adverse effect on the Group’s operating results, financial condition and prospects.

The Group may fail to execute its ongoing strategic change initiatives, and the expected benefits of such initiatives may not be achieved at the time or to the extent expected, or at all.

The Group has a number of strategic initiatives which it pursues on an on-going basis. For example, the Group’s programme for reducing costs, improving efficiency and financial performance, and enhancing the overall customer experience by simplifying and reshaping the Group’s

RISK FACTORS

businesses. As the programme enters 2014, the Group’s focus continues to shift from cost reductions to overall improvement in its operations and processes, distribution channels and customer products, sourcing relationships, and organisational agility. Despite progress in run rate cost savings since 2011, there can be no assurance that the Group will meet additional run rate cost savings targets or that overall progress on additional programme initiatives will be achieved.

The successful completion of the programme and the Group’s other strategic initiatives requires ongoing subjective and complex judgements, including forecasts of economic conditions in various parts of the world, and can be subject to significant execution risks. For example, the Group’s ability to execute its strategic initiatives successfully may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in the Group’s management or operational capacity or significant and unexpected regulatory change in countries in which the Group operates.

Failure to execute the Group’s strategic initiatives successfully could have a material adverse effect on the Group’s ability to achieve the stated targets and other expected benefits of these initiatives, and there is also a risk that the costs associated with implementing such initiatives may be higher than the financial benefits expected to be achieved, which could materially adversely impact the Group’s operations, financial condition and prospects.

The Group could be exposed to industrial action and increased labour costs resulting from employee membership in trade unions.

Within the Group, there are currently 4 recognised unions for the purposes of collective bargaining. Combined, these collective bargaining arrangements apply to around 95 per cent of the Group’s total workforce. The Group estimates that approximately 60-70 per cent of its employees are members of one of the recognised trade unions.

Where the Group or its employees or their unions seek to change any of their contractual terms, a consultation and negotiation process is undertaken. Such a process could potentially lead to increased labour costs or, in the event that any such negotiations were to be unsuccessful and result in formal industrial action, the Group could experience a work stoppage that could materially adversely impact its business, financial condition and results of operations.

FINANCIAL SOUNDNESS–RELATED RISKS

The Group’s businesses are subject to inherent risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited.

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short- and long-term wholesale funding markets. Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.

The Group’s profitability or solvency could be adversely affected if access to liquidity and funding is constrained or made more expensive for a prolonged period of time. Under extreme and unforeseen circumstances, such as the closure of financial markets and uncertainty as to the ability of a significant number of firms to ensure they can meet their liabilities as they fall due, the Group’s ability to meet its financial obligations as they fall due or to fulfil its commitments to lend could be impacted through limited access to liquidity (including government and central bank facilities). In such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access. These factors may have a material adverse effect on the Group’s solvency, including its ability to meet its regulatory minimum liquidity requirements. These risks can be exacerbated by operational factors such as an over-reliance on a particular source of funding or changes in credit ratings, as well as market-wide phenomena such as market dislocation, regulatory change or major disasters.

In addition, corporate and institutional counterparties may seek to reduce aggregate credit exposures to the Group (or to all banks), which could increase the Group’s cost of funding and limit its access to liquidity. The funding structure employed by the Group may also prove to be inefficient, thus giving rise to a level of funding cost where the cumulative costs are not sustainable over the longer term. The funding needs of the Group may increase and such increases may be material to the Group’s operating results, financial condition or prospects. The Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets to meet its funding needs. The ability of the Group to gain access to wholesale and retail funding sources on satisfactory economic terms is subject to a number of factors outside its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and the level of confidence in the UK banking system, any of which could have a material adverse effect on the Group’s profitability or, in the longer term and under extreme circumstances, its ability to meet its financial obligations as they fall due.

Medium-term growth in the Group’s lending activities will depend, in part, on the availability of retail deposit funding on appropriate terms, for which there is increasing competition. See ‘—Business and Economic Risks—The Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.’ This reliance has increased recently given the Group’s reduction in wholesale funding. The ongoing availability of retail deposit funding on appropriate terms is dependent on a variety of factors outside the Group’s control, such as general macro-economic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and in the Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on the Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on the Group’s future growth.

Any loss in consumer confidence in the Group could significantly increase the amount of retail deposit withdrawals in a short period of time. Should the Group experience an unusually high and unforeseen level of withdrawals, in such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access, which could have a material adverse effect on the Group’s solvency.

If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or the Group’s credit ratings are downgraded it is likely that wholesale funding will prove more difficult to obtain. Such increased refinancing risk, in isolation or in concert with the related liquidity risks noted above, could have a material adverse effect on the Group’s profitability and, in the longer term under extreme and unforeseen circumstances, its ability to meet its financial obligations as they fall due.

The Group’s borrowing costs and access to the capital markets is dependent on a number of factors, including any reduction in the Group’s longer-term credit rating, and increased costs or reduction in access could materially adversely affect the Group’s results of operations, financial condition or prospects.

RISK FACTORS

A reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience could significantly increase its borrowing costs and limit its issuance capacity in the capital markets. As an indicator, during 2013 the spread between an index of ‘A’ rated long-term senior unsecured bank debt and an index of similar ‘BBB’ rated Bank debt, both of which are publicly available, has averaged 65 basis points. The applicability to and implications for the Group’s funding cost would depend on the type of issuance, and prevailing market conditions. The impact on the Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

A report from S&P published on 3 December 2013 affirmed the Lloyds Bank ‘A/A-1’ long/short-term rating and revised upwards the stand alone rating from ‘BBB’ to ‘BBB+’. The ratings action was reflective of, in the opinion of S&P, a strengthened capital position and stronger prospects for the Group’s statutory earnings. However Lloyds Bank remains on negative outlook with S&P and Moody’s, reflecting a potential negative UK banking industry trend and the potential for lower systematic support in future.

Rating agencies regularly evaluate the Group and the Company, and their ratings of longer-term debt are based on a number of factors, including the Group’s financial strength as well as factors not entirely within the Group’s control, including conditions affecting the financial services industry generally. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the Group or the Company will maintain its current ratings. Downgrades of the Group’s longer-term credit rating could lead to additional collateral posting and cash outflow. A hypothetical instantaneous two notch downgrade of the Group’s current long-term credit rating and accompanying short-term downgrade implemented simultaneously by all major rating agencies, could result in an outflow of £6.6 billion of cash over a period of up to one year, £3.0 billion of collateral posting related to customer financial contracts and £11.8 billion of collateral posting associated with secured funding. Any reduction in the Group’s longer-term credit rating may result in increased borrowing costs, a reduction in access to capital markets or a reduction in liquidity which could materially adversely affect the Group’s results of operations, financial condition or prospects.

The Group’s borrowing costs and access to capital markets could also be affected by various regulatory developments such as the Banking Reform Act, amendments to CRD IV and the coming into force of the RRD.

The return required by bondholders may also rise if the prospects of bail-in scenarios become more likely which would increase the Group’s funding costs. Unfavourable developments could materially adversely affect the Group’s access to liquidity, increase its funding costs and, hence, have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group is subject to the risk of having insufficient capital resources.

If the Group has or is perceived to have a shortage of capital then it may be subject to regulatory sanctions and may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or made more expensive. Depending on the extent of any actions to improve the capital position there could be a material adverse effect on the Group’s business, including its operating results, financial condition and its prospects. This, in turn, may affect the Group’s capacity to continue its business operations, pay future dividends and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential. If, in response to such shortage, the Group raises additional capital through the issuance of share capital or capital instruments, existing shareholders or holders of debt of a capital nature may experience a dilution of their holdings. If a capital or debt instrument is converted to share capital as a result of a trigger within the contractual terms of the instrument or through the exercise of statutory powers then depending upon the terms of the conversion, existing shareholders may experience a dilution of their holdings.

A shortage of capital could arise from:

•	a depletion of the Group’s capital resources through increased costs or liabilities and reduced asset values which could be incurred as a result of the crystallisation of the credit-related risks, the regulatory and legal risks, the business and economic risks, the operational risks, the financial soundness-related risks, the government related risks and other risks described herein; and/or

•	an increase in the amount of capital that is needed to be held. This might be driven by a change to the Group’s internal target amount of capital taking account of, for example, the capital levels or capital targets of the Group’s peer banks or through the changing views of rating agencies. Alternatively an increase may be driven by regulatory changes or pressures.

Risks associated with the capital regulatory framework are mentioned below:

•	There are extensive reforms being implemented within the EU and the UK. There remains some uncertainty about the details of the implementation of these reforms and there is a risk that the final reforms may give rise to higher regulatory capital expectations than the Group has anticipated within its strategic plans.

Specifically, the CRD IV reforms have been implemented within the UK from 1 January 2014, albeit some of the reforms are phased in over a transitional period up to 2019. The UK implementation of CRD IV has accelerated certain of the CRD IV transitional arrangements. The CRD IV reforms include:

–	increased minimum levels of capital and additional minimum capital buffers;

–	enhanced quality standards for qualifying capital;

–	increased risk weighting of assets, particularly in relation to market risk and counterparty credit risk; and

–	the calculation and reporting of a leverage ratio.

Certain detailed requirements are still to be set through binding regulatory technical standards being developed by the European Banking Authority (the EBA) and the minimum required level of the leverage ratio is not scheduled to be defined by the EBA until after 2016.

Other ongoing reforms being considered by the regulatory authorities concern the calculation of risk weighted assets for Credit Risk (IRB Models), Market Risk and Operational Risk.

The Group notes the final statements from the PRA on the implementation of the CRD IV capital requirements in the UK and the PRA’s news release on capital standards stating that major UK banks are expected to meet specific targets on an adjusted basis for common equity tier 1 (CET1) and leverage ratios. The Group will continue to work with the regulator to ensure that the Group continues to meet the regulator’s capital expectations.
212

RISK FACTORS

The Group continuously evaluates the efficiency of its capital structure, management of which may result in significant one-off charges or gains, and its capital structure’s alignment with the regulatory framework. With the adoption of CRD IV, the Group is considering opportunities to raise new Additional Tier 1 securities which would rank senior to ordinary shares, and be automatically convertible into ordinary shares if the Group’s common equity tier 1 ratio fell below a specified trigger point.

In addition the European Commission is expected to adopt formally the final compromise text of the RRD establishing a framework for the prevention, management and resolution of failing banks. Concurrently in the UK new secondary legislation introduced under the Banking Reform Act covering requirements for ‘ring-fencing’ and ‘bail-in’ is expected to be enacted during 2014. The outcome of these reforms is expected to impact the way the Group is structured and to introduce a minimum amount of capital and debt of a banking group that is capable of being bailed-in, in times of stress.

These reforms may result in a need for further action to meet any additional capital requirements, reducing leverage and risk weighted assets, modifying legal entity structure (including with regard to issuance and deployment of capital and funding for the Group) or exiting other businesses.

•	Within the UK regulatory capital framework, the Group is subject to extensive regulatory supervision in relation to the levels of capital in its business. New or revised minimum and buffer capital requirements (including specific sectoral and/or procyclical capital requirements) could be applied and/or the manner in which existing regulatory requirements are applied to the Group could be changed by the regulatory authorities.
For example:

o	In October 2013 the Bank of England released a discussion paper proposing a new framework for annual, concurrent stress tests of participants in the UK banking system which will be used to set capital planning buffers. These will be in addition to the 2014 EU wide stress testing exercise being run by the EBA.

o	During 2014 the PRA intend to consult on proposals to reform the Pillar 2 framework including the extent to which firms should disclose Pillar 2A capital and the approach to the Pillar 2B ‘PRA buffers’, which are likely to replace the existing capital planning buffers.

•	Some of the Group’s risk weighted assets are calculated from the Group’s approved models. These are subject to regular review on a rolling basis to ensure that they remain appropriate in prevailing economic and business conditions. These reviews and model implementation may lead to increased levels of risk weighted assets and/or expected loss, and so to lower reported capital ratios.

•	The Group’s life assurance and general insurance businesses in the UK are subject to capital requirements prescribed by the PRA, and the Group’s life and general insurance companies outside the UK are subject to local regulatory capital requirements. Solvency II, is a fundamental revision of the current Solvency I capital adequacy regime for the European insurance industry. It aims to establish a revised set of EU-wide capital requirements where the required regulatory capital will be dependent upon the risk profile of the entities, together with revised risk management standards and market consistent principles. The European Commission recently confirmed a revised Solvency II implementation date of 1 January 2016, however, certain details of its implementation remain uncertain. Consequently, there is a risk that the final regime could increase the planned amount of regulatory capital which the Group’s life assurance and general insurance businesses are required to hold, thus decreasing the amount of capital available for other uses.

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

The Group’s insurance business and employee defined benefit pension schemes are subject to insurance risks relating to insurance claim rates, changes in insurance customer behaviour and longevity risks, which could adversely affect the Group’s results of operations, financial condition or prospects.

The insurance business of the Group and its employee defined benefit pension schemes are exposed to short-term and longer-term variability arising from uncertain longevity, mortality, morbidity and expense levels. Adverse developments in any of these factors will increase the size of the Group’s insurance and/or employee defined benefit pension scheme liabilities and may adversely affect the Group’s financial condition and results of operations. Further increases in life expectancy beyond current allowances will increase the cost of annuities and pension scheme benefits.

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

UK banks can recognise an insurance asset in their balance sheets representing the value of in-force business (VIF) in respect of long-term life assurance contracts, being insurance contracts and investment contracts with discretionary participation features. This asset represents the present value of future profits expected to arise from the portfolio of in-force life assurance contracts. Adoption of this accounting treatment results in the earlier recognition of profit on new business, but subsequently a lower contribution from existing business, when compared to the recognition of profits on investment contracts under IAS 39 (Financial Instruments: Recognition and Measurement). Differences between actual and expected

RISK FACTORS

experience may have a significant impact on the value of the VIF asset, as changes in experience can result in significant changes to modelled future cash flows. The VIF asset is calculated based on best-estimate assumptions made by management, including mortality experience and persistency. If these assumptions prove incorrect, the VIF asset could be materially reduced, which in turn could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

GOVERNMENT-RELATED RISKS

The Solicitor for the Affairs of HM Treasury is the largest shareholder of the Company. Through its shareholding in, and other relationships with, the Company, HM Treasury is in a position to exert significant influence over the Group and its business.

As at 28 February 2014, HM Treasury holds approximately 32.7 per cent of the ordinary share capital of the Company. In the longer term, it is possible that the shareholding of HM Treasury may be diluted upon any further equity capital raising by the Company, sale of HM Treasury shares or potential conversion of any of the Company’s convertible notes into ordinary shares pursuant to their terms, although, in such case, it is possible that HM Treasury would remain a significant shareholder in the Company. It is also possible that the Group may seek to raise further capital or to obtain other support from the UK Government, which could result in an increase in HM Treasury’s shareholding in the Company.

No formal relationship agreement has been concluded between the Group and HM Treasury in respect of its shareholding in the Company and no express measures are in place to limit the level of influence which may be exercised by HM Treasury. However, the relationship falls within the scope of the revised framework document between HM Treasury and UK Financial Investments Limited (UKFI) published on 1 October 2010, which states that UKFI will manage its investment in the UK financial institutions in which HM Treasury holds an interest ‘on a commercial basis’ and will not intervene in day-to-day management decisions of the Investee Companies (as defined herein) (including with respect to individual lending or remuneration decisions). The framework document also makes it clear that such UK financial institutions will continue to be separate economic units with independent powers of decision. Nevertheless, there is a risk that HM Treasury might seek to exert influence over the Group in relation to matters including, for example, commercial and consumer lending policies and management of the Group’s assets and/or business. There is also a risk of the existing framework document being replaced or amended, leading to potential interference in the operations of the Group, although there has been no indication that the UK Government intends to change the existing operating arrangements.

Further, the FCA is consulting on changes to the Listing Rules through ‘Feedback on CP12/25: Enhancing the effectiveness of the Listing Regime and further consultation’ (CP 13/15), which are expected to be implemented in mid-2014. If such changes are implemented and HM Treasury continues to hold 30 per cent. or more of the ordinary share capital of the Company when such changes come into force, a requirement will arise for the Company to enter into a relationship agreement with HM Treasury within six months of implementation. The Company has no ability to compel HM Treasury to enter into such an agreement. Although the sanctions for non-compliance with the proposed changes to the Listing Rules are being consulted upon by the FCA, it is proposed that such sanctions would include subjecting the Company to enhanced oversight measures. Enhanced oversight measures would require (absent any waiver from the FCA) any transactions between the Company and HM Treasury (or any of its or their associates), including ordinary course and small transactions, to be approved by the Company’s shareholders. The effect of the enhanced oversight measures and other proposed sanctions could be a severe impediment to the Company’s business.

There is also a risk that, through the interest of HM Treasury in the Company, the UK Government and HM Treasury may attempt to influence the Group in other ways that could affect the Group’s business that may not be in the interests of the other shareholders, including, for example, through voting or shareholders resolutions generally, the election of directors, the appointment of senior management at the Company, senior management and staff remuneration policies, lending policies and commitments and management of the Group’s business (in particular, the management of the Group’s assets such as its existing retail and corporate loan portfolios, significant corporate transactions and the issue of new ordinary shares). Moreover, HM Treasury also has interests in other UK financial institutions, as well as an interest in the general health of the UK banking industry and the wider UK economy. The pursuit of those interests may not always be aligned with the commercial interests of the Group.

For more information on transactions related to the UK Government, see ‘Major Shareholders and Related Party Transactions—Other Related Party Transactions with the UK Government.’

The Group is subject to European State aid obligations following the approval of a Restructuring Plan in 2009. The implementation of the Restructuring Plan may have consequences that are materially adverse to the interests of the Group.

On 18 November 2009, the European Commission approved the Restructuring Plan. The principal elements of the Restructuring Plan seek to support the long-term viability of the Group and to remedy any distortions to competition and trade in the EU arising from the State aid that the Group has received, including HM Treasury’s subsequent participation in the Company’s placing and compensatory open offer in June 2009 and the rights issue that was completed in December 2009 (the Rights Issue). It also seeks to address any commercial benefit received by the Group following its announcement in March 2009 of its then intention to participate in GAPS. In the deed of withdrawal from GAPS in November 2009 (the GAPS Withdrawal Deed), the Company agreed with HM Treasury to comply with the terms of the European Commission’s decision.

The asset reduction commitments under the Restructuring Plan have been satisfied. In line with an agreement reached under the Restructuring Plan, in July 2012 the Group announced that it had agreed non-binding heads of terms with The Co-operative Group plc (the Co-operative Group) for the disposal of certain retail banking business in a transaction referred to as Project Verde.

On 24 April 2013, the Group announced that, despite the commitment of both parties to the transaction, The Co-operative Group’s Board had decided that it could no longer proceed with the proposed acquisition in light of their view of ‘the impact of the current economic environment, the worsened outlook for economic growth and the increasing regulatory requirements on the financial services sector in general.’ The Group now intends to divest this retail banking business through an initial public offering (IPO). The IPO will be subject to regulatory and European Commission approval and continues to be targeted for mid-2014, subject to market conditions.

As a first stage, this retail banking business has been established as a subsidiary within the Group and successfully launched onto the high street in September 2013 under the ‘TSB’ brand.

The European Commission have issued HM Treasury with a Service Letter providing agreement in principle, subject to confirmation in 2014, that the Group can continue with its current timeline for disposal of TSB via an IPO with an extension to the timeline for full divestment of all the shares in TSB from 30 November 2013 to 31 December 2015. There are also provisions for a further date extension depending on market conditions.

The Group is subject to various risks as a result of the implementation of the Restructuring Plan. There can be no assurance that the price that the Group receives for any assets disposed of in accordance with the Restructuring Plan, including in connection with the sale of the TSB retail banking

RISK FACTORS

business, will be at a level which the Group considers adequate or which it could obtain if the Group was not disposing of such assets in accordance with the Restructuring Plan. In particular, should the Group fail to complete the disposal of the retail banking business that it is required to divest by the end of December 2015, then in the absence of any further time extension being granted by the European Commission (should the appropriate market conditions not be present), a divestiture trustee would be appointed to conduct the sale, with a mandate to complete the disposal with no minimum price (including at a negative price).

As a direct consequence of the implementation of the Restructuring Plan, the Group will lose existing customers, deposits and other assets (and may also lose additional customers, deposits and other assets indirectly through damage to the rest of the Group’s business as a result of the implementation of the Restructuring Plan). It may also lose the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Moreover, implementation may result in disruption to the retained businesses, impacting customers and necessitating potentially significant separation costs. Implementation may also have a negative impact on the Group’s competitive position, including through the emergence of a new competitor particularly since the creation and launch of TSB onto the high street in September 2013.

Should the Group require further State aid that was not covered in the European Commission’s approval decision of 18 November 2009, the Group may have to commit to further restructuring measures, which could have a material adverse effect on the interests of the Group.

For more detail on the principal elements, current status and expected timeframe of the Restructuring Plan, see ‘Operating and financial review and prospects—Risk Management—State funding and state aid.’

OTHER RISKS

The Group’s financial statements are based, in part, on assumptions and estimates which, if wrong, could cause losses in the future.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, which include impairment of financial assets, valuation of financial instruments, pensions, insurance and taxation, are discussed in detail in ‘Critical accounting estimates and judgements’ set out on pages F-22 to F-24 of this document.

If the judgements, estimates and assumptions used by the Group in preparing its consolidated financial statements are subsequently found to be incorrect, there could be a material adverse effect on the Group’s results of operations, financial condition or prospects, and a corresponding impact on its funding requirements and capital ratios.

The Company is a holding company and, as a result, depends on the receipt of dividends from its subsidiaries to meet its obligations, including its payment obligations with respect to its debt securities, and to provide profits for payment of future dividends to ordinary shareholders.

As a matter of applicable company law, the Company may only pay dividends if and to the extent that, among other requirements, it has distributable reserves and sufficient cash available for this purpose.

The Company is a non-operating holding company and as such its ability to pay dividends on its Ordinary Shares will be affected by a number of factors, including its ability to receive funds for such purposes, directly or indirectly, from its operating subsidiaries and in a manner which creates distributable reserves for the Company.

The principal sources of the Company’s income are, and are expected to continue to be, distributions from operating subsidiaries which also hold the principal assets of the Group. As a separate legal entity, the Company relies on such distributions in order to be able to meet its obligations, (including its payment obligations with respect to its debt securities) and to create profits for payment of dividends to ordinary shareholders.

UK-incorporated companies (including subsidiaries of the Company) need to have distributable reserves in order to make distributions. One of the Company’s indirect principal subsidiaries, Bank of Scotland plc, does not have distributable reserves and so is currently unable to pay dividends. There is a risk that any profits earned by Bank of Scotland plc and its subsidiaries will not be capable of being distributed to its holding company, and ultimately to the Company, as dividends.

The ability of the Group’s subsidiaries (including subsidiaries incorporated outside the United Kingdom) to pay dividends and the Company’s ability to receive distributions from its investments in other entities will also be subject not only to their financial performance but also to applicable local laws and other restrictions. These restrictions could include, among others, any regulatory, capital and leverage requirements, any statutory reserve requirements, any local regulatory ring-fencing requirements and any applicable tax laws. These laws and restrictions could limit the payment of dividends and distributions to the Company by its subsidiaries and any other entities in which it holds an investment from time to time, which could restrict the Company’s ability to meet its obligations and/or to pay dividends.

The Company may not be able to pay dividends on its Ordinary Shares.

The PRA has now confirmed that it will consider the Group’s application to make dividend payments in line with its normal procedures for other banks. In arriving at this assessment, the PRA considered the Group’s financial plans including any actions contained therein. The PRA’s assessment was made in the context of previous announcements as to UK regulatory capital targets and expectations, including the PRA’s news release on capital standards issued on 29 November 2013. Subject to a return to sustainable profitability and there being no major unexpected changes in the Group’s business outlook or regulatory requirements, the Board expects that it will apply to the PRA in the second half of 2014 to restart dividend payments.

The Company’s ability to pay dividends to its ordinary shareholders is a function of its existing distributable reserves, the future profitability of its subsidiaries and any other investments it holds from time to time and the ability of its operating subsidiaries to distribute profits up to the Company. See ‘The Company is a holding company and, as a result, depends on the receipt of dividends from its subsidiaries to meet its obligations, including its payment obligations with respect to its debt securities, and to provide profits for payment of future dividends to ordinary shareholders’ above.

RISK FACTORS

In addition, the Company’s ability to pay dividends may also be adversely affected by the servicing of payments on more senior instruments. Whilst not currently subject to any distribution restrictions under CRD IV, the Company’s ability to pay dividends in the future may also be adversely affected by the application of Article 141 (Restriction on distributions) of CRD IV (and measures implementing it within the United Kingdom). Under Article 141, institutions that fail to meet a ‘combined buffer requirement’ (broadly, the combination of a capital conservation buffer, a counter-cyclical buffer and the higher of (depending on the institution), a systemic risk buffer, a global systemically important institutions buffer and another systemically important institution buffer, in each case as applicable to the institution) will be subject to restrictions imposed by their regulator on making ‘discretionary payments’ (which are defined broadly by CRD IV as payments relating to common equity tier 1 (ordinary shares), variable remuneration and payments on additional tier 1 instruments).

These restrictions are scaled according to the extent of the breach of the ‘combined buffer requirement’ calculated by reference to the profits of the institution since the last distribution of profits or discretionary payment. Such calculation will result in a ‘maximum distributable amount’ in each relevant period, which may be zero depending on the significance of the breach of the combined buffer requirement. It may therefore be necessary for the board of directors of the Company to resolve not to pay, and not to permit the shareholders of the Company to declare, any distributions on the Company’s ordinary shares.

The Company’s capital requirements (including individual capital guidance and, on its implementation, the PRA’s updated Pillar 2A guidance), total leverage requirements and buffer requirements are, by their nature, calculated by reference to a number of factors, any one of which or combination of which, may not be easily observable or capable of calculation by investors. Investors may not be able to predict accurately the proximity of the risk of dividends on ordinary shares being prohibited or restricted from time to time as a result of the automatic operation of Article 141, or to remedy the outcome of any adverse stress-testing results or otherwise. The PRA’s method of implementation of Article 141 and of its stress-testing methodology remains uncertain in certain respects and such uncertainty will remain at least until HM Treasury has designated the PRA as the authority responsible for setting certain buffers and buffer rates in the United Kingdom and the PRA has published its final supervisory statements on buffer capital and stress testing.

Further, the Company’s ability to pay dividends in the future at all or in line with its dividend policy may be adversely affected by the performance of the Group’s business in general, factors affecting its financial position (including capital, funding, liquidity and leverage), the economic environment in which the Group operates, the contractual terms of certain of the Group’s regulatory capital securities and other factors outside of the Group’s control. In addition, retention of earnings as determined by the Board (whether as a result of regulatory requirements, the PRA’s discretion to require such as a result of stress testing, total leverage requirements or otherwise) may fluctuate significantly through the economic cycle or increase significantly over time and, in either case, could materially restrict the ability of the Company to pay dividends.

Volatility in the price of Lloyds Banking Group plc ordinary shares may affect the value of any investment in the Company.

The market price of Lloyds Banking Group plc ordinary shares could be volatile and subject to significant fluctuations due to various factors, including changes in market sentiment regarding Lloyds Banking Group plc ordinary shares (or securities similar to them), economic or political disruption in the main jurisdictions in which the Group operates, any regulatory changes affecting the Group’s operations, variations in its operating results, developments in the industry or its competitors, the operating and share price performance of other companies in the industries and markets in which the Group operates, the potential placing of large volumes of ordinary shares in the market by UKFI, or speculation about the Group’s business in the press, media or investment communities. Stock markets have from time to time, and particularly with respect to certain financial institution shares, experienced significant price and volume fluctuations. Such fluctuations have affected market prices for securities, including Lloyds Banking Group plc ordinary shares, and may be unrelated to the Group’s operating performance or prospects. Furthermore, the Group’s operating results and prospects from time to time may be below the expectations of rating agencies, market analysts or investors. Any of these events could result in a decline in the market prices of Lloyds Banking Group plc ordinary shares. In general, prospective investors should be aware that the value of an investment in Lloyds Banking Group plc ordinary shares may go down as well as up.

Failure to manage the risks associated with changes in taxation rates or applicable tax laws, or misinterpretation of such tax laws, could materially adversely affect the Group’s results of operations, financial condition or prospects.

Tax risk is the risk associated with changes in taxation rates, applicable tax laws, misinterpretation of such tax laws, disputes with relevant tax authorities in relation to historic transactions or conducting a challenge to a relevant tax authority. Failure to manage this risk adequately could cause the Group to suffer losses due to additional tax charges and other financial costs including penalties. Such failure, could lead to adverse publicity, reputational damage and potentially costs materially exceeding current provisions, in each case to an extent which could have an adverse effect on the Group’s results of operations, financial condition or prospects.

Forward Looking Statements

This annual report contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

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

LLOYDS BANKING GROUP STRUCTURE

The following is a list of the significant subsidiaries of Lloyds Banking Group plc at 31 December 2013.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
Lloyds Bank plc (previously Lloyds TSB Bank plc)	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
Scottish Widows plc	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8YF
HBOS plc	Scotland	100%*	Holding company	The Mound Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound Edinburgh EH1 1YZ
TSB Bank plc (previously Lloyds TSB Scotland plc)	Scotland	100%*	Banking and financial services	Henry Duncan House 120 George Street Edinburgh EH2 4LH

*	Indirect interest
218

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LLOYDS BANKING GROUP PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement present fairly, in all material respects, the financial position of Lloyds Banking Group plc and its subsidiaries (the Company) at 31 December 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2013, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Report on Internal Control over Financial Reporting appearing on page 185 of the 2013 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1, in 2013 the Company adopted IFRS 10 and IAS 19R retrospectively, which resulted in the inclusion of 1 January 2012 consolidated balance sheet.

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

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
5 March 2014

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

Note	2013 £ million	2012 £ million	[1]	2011 £ million	[1]
Interest and similar income	21,163	23,548	26,316
Interest and similar expense	(13,825)	(15,830)	(13,618)
Net interest income	5	7,338	7,718	12,698
Fee and commission income	4,119	4,650	4,935
Fee and commission expense	(1,385)	(1,444)	(1,391)
Net fee and commission income	6	2,734	3,206	3,544
Net trading income	7	16,467	15,005	(368)
Insurance premium income	8	8,197	8,284	8,170
Other operating income	9	3,249	4,700	2,799
Other income	30,647	31,195	14,145
Total income	37,985	38,913	26,843
Insurance claims	10	(19,507)	(18,396)	(6,041)
Total income, net of insurance claims	18,478	20,517	20,802
Regulatory provisions	(3,455)	(4,175)	(175)
Other operating expenses	(11,867)	(11,799)	(13,084)
Total operating expenses	11	(15,322)	(15,974)	(13,259)
Trading surplus	3,156	4,543	7,543
Impairment	12	(2,741)	(5,149)	(8,094)
Profit (loss) before tax	415	(606)	(551)
Taxation	14	(1,217)	(781)	(3)
Loss for the year	(802)	(1,387)	(554)

Profit attributable to non-controlling interests	36	84	73
Loss attributable to equity shareholders	(838)	(1,471)	(627)
Loss for the year	(802)	(1,387)	(554)

Basic loss per share	15	(1.2)	p	(2.1)	p	(0.9)	p
Diluted loss per share	15	(1.2)	p	(2.1)	p	(0.9)	p

[1]	Restated – see note 1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December

	2013 £ million	2012 £ million [1]	2011 £ million [1]
Loss for the year	(802)	(1,387)	(554)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	(136)	(2,136)	624
Taxation	28	491	(155)
	(108)	(1,645)	469
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfers from held-to-maturity portfolio	–	1,168	–
Change in fair value	(680)	900	2,527
Income statement transfers in respect of disposals	(629)	(3,547)	(343)
Income statement transfers in respect of impairment	18	42	80
Other income statement transfers	–	169	(79)
Taxation	277	339	(575)
	(1,014)	(929)	1,610
Movement in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(1,229)	116	916
Net income statement transfers	(550)	(92)	70
Taxation	374	1	(270)
	(1,405)	25	716
Currency translation differences (tax: nil)	(6)	(14)	(84)
Other comprehensive income for the year, net of tax	(2,533)	(2,563)	2,711
Total comprehensive income for the year	(3,335)	(3,950)	2,157

Total comprehensive income attributable to non-controlling interests	36	82	72
Total comprehensive income attributable to equity shareholders	(3,371)	(4,032)	2,085
Total comprehensive income for the year	(3,335)	(3,950)	2,157

[1]	Restated – see note 1.
F-4

CONSOLIDATED BALANCE SHEET

at 31 December

	Note	2013 £ million	2012 £ million	[1]	1 January 2012 £ million	[1]
Assets
Cash and balances at central banks		49,915	80,298		60,722
Items in the course of collection from banks		1,007	1,256		1,408
Trading and other financial assets at fair value through profit or loss	17	142,683	160,620		148,614
Derivative financial instruments	18	33,125	56,557		66,073
Loans and receivables:
Loans and advances to banks	19	25,365	32,757		32,877
Loans and advances to customers	20	495,281	517,225		565,638
Debt securities	23	1,355	5,273		12,470
		522,001	555,255		610,985
Available-for-sale financial assets	25	43,976	31,374		37,406
Held-to-maturity investments		–	–		8,098
Investment properties	26	4,864	5,405		6,122
Goodwill	27	2,016	2,016		2,016
Value of in-force business	28	5,335	6,800		6,638
Other intangible assets	29	2,279	2,792		3,196
Tangible fixed assets	30	7,570	7,342		7,673
Current tax recoverable		31	354		434
Deferred tax assets	42	5,104	4,913		4,635
Retirement benefit assets	41	98	741		1,262
Other assets	31	27,026	18,498		14,966
Total assets		847,030	934,221		980,248

[1]	Restated – see note 1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

Equity and liabilities	Note	2013 £ million	2012 £ million	[1]	1 January 2012 £ million	[1]
Liabilities
Deposits from banks	32	13,982	38,405		39,810
Customer deposits	33	441,311	426,912		413,906
Items in course of transmission to banks		774	996		844
Trading and other financial liabilities at fair value through profit or loss	34	43,625	33,392		22,357
Derivative financial instruments	18	30,464	48,676		58,265
Notes in circulation		1,176	1,198		1,145
Debt securities in issue	35	87,102	117,253		184,964
Liabilities arising from insurance contracts and participating investment contracts	36	82,777	82,953		78,991
Liabilities arising from non-participating investment contracts	38	27,590	54,372		49,636
Unallocated surplus within insurance businesses	39	391	267		300
Other liabilities	40	40,607	46,793		44,320
Retirement benefit obligations	41	1,096	1,905		858
Current tax liabilities		147	138		103
Deferred tax liabilities	42	3	327		314
Other provisions	43	4,337	3,961		3,166
Subordinated liabilities	44	32,312	34,092		35,089
Total liabilities		807,694	891,640		934,068
Equity
Share capital	45	7,145	7,042		6,881
Share premium account	46	17,279	16,872		16,541
Other reserves	47	10,477	12,902		13,818
Retained profits	48	4,088	5,080		8,266
Shareholders’ equity		38,989	41,896		45,506
Non-controlling interests		347	685		674
Total equity		39,336	42,581		46,180
Total equity and liabilities		847,030	934,221		980,248

[1]	Restated – see note 1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital	Other	Retained		Non-controlling
	and premium	reserves	profits	Total	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Balance at 1 January 2013
As previously reported	23,914	12,902	7,183	43,999	685	44,684
Restatement (notes 1 and 56)	–	–	(2,103)	(2,103)	–	(2,103)
Restated	23,914	12,902	5,080	41,896	685	42,581
Comprehensive income
(Loss) profit for the year	–	–	(838)	(838)	36	(802)
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of taxation	–	–	(108)	(108)	–	(108)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(1,014)	–	(1,014)	–	(1,014)
Movements in cash flow hedging reserve, net of tax	–	(1,405)	–	(1,405)	–	(1,405)
Currency translation differences (tax: £nil)	–	(6)	–	(6)	–	(6)
Total other comprehensive income	–	(2,425)	(108)	(2,533)	–	(2,533)
Total comprehensive income	–	(2,425)	(946)	(3,371)	36	(3,335)
Transactions with owners
Dividends	–	–	–	–	(25)	(25)
Issue of ordinary shares	510	–	–	510	–	510
Movement in treasury shares	–	–	(480)	(480)	–	(480)
Value of employee services:
Share option schemes	–	–	142	142	–	142
Other employee award schemes	–	–	292	292	–	292
Change in non-controlling interests	–	–	–	–	(349)	(349)
Total transactions with owners	510	–	(46)	464	(374)	90
Balance at 31 December 2013	24,424	10,477	4,088	38,989	347	39,336

Further details of movements in the Group’s share capital and reserves are provided in notes 45, 46, 47 and 48.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital	Other	Retained		Non-controlling
	and premium	reserves	profits	Total	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Balance at 1 January 2012
As previously reported	23,422	13,818	8,680	45,920	674	46,594
Restatement (notes 1 and 56)	–	–	(414)	(414)	–	(414)
Restated	23,422	13,818	8,266	45,506	674	46,180
Comprehensive income
(Loss) profit for the year	–	–	(1,471)	(1,471)	84	(1,387)
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of taxation	–	–	(1,645)	(1,645)	–	(1,645)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(927)	–	(927)	(2)	(929)
Movements in cash flow hedging reserve, net of tax	–	25	–	25	–	25
Currency translation differences (tax: £nil)	–	(14)	–	(14)	–	(14)
Total other comprehensive income	–	(916)	(1,645)	(2,561)	(2)	(2,563)
Total comprehensive income	–	(916)	(3,116)	(4,032)	82	(3,950)
Transactions with owners
Dividends	–	–	–	–	(56)	(56)
Issue of ordinary shares	492	–	–	492	–	492
Movement in treasury shares	–	–	(407)	(407)	–	(407)
Value of employee services:
Share option schemes	–	–	81	81	–	81
Other employee award schemes	–	–	256	256	–	256
Change in non-controlling interests	–	–	–	–	(15)	(15)
Total transactions with owners	492	–	(70)	422	(71)	351
Balance at 31 December 2012[1]	23,914	12,902	5,080	41,896	685	42,581

[1]	Restated – see note 1.
F-8

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital	Other	Retained		Non-controlling
	and premium	reserves	profits	Total	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Balance at 1 January 2011
As previously reported	23,106	11,575	9,044	43,725	841	44,566
Restatement (notes 1 and 56)	–	–	(707)	(707)	–	(707)
Restated	23,106	11,575	8,337	43,018	841	43,859
Comprehensive income
(Loss) profit for the year	–	–	(627)	(627)	73	(554)
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of taxation	–	–	469	469	–	469
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	1,611	–	1,611	(1)	1,610
Movements in cash flow hedging reserve, net of tax	–	716	–	716	–	716
Currency translation differences (tax: nil)	–	(84)	–	(84)	–	(84)
Total other comprehensive income	–	2,243	469	2,712	(1)	2,711
Total comprehensive income	–	2,243	(158)	2,085	72	2,157
Transactions with owners
Dividends	–	–	–	–	(50)	(50)
Issue of ordinary shares	316	–	–	316	–	316
Movement in treasury shares	–	–	(276)	(276)	–	(276)
Value of employee services:
Share option schemes	–	–	125	125	–	125
Other employee award schemes	–	–	238	238	–	238
Change in non-controlling interests	–	–	–	–	(189)	(189)
Total transactions with owners	316	–	87	403	(239)	164
Balance at 31 December 2011[1]	23,422	13,818	8,266	45,506	674	46,180

[1]	Restated – see note 1.
F-9

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December

			2013	2012 [1]	2011 [1]
	Note		£ million	£ million	£ million
Profit (loss) before tax			415	(606)	(551)
Adjustments for:
Change in operating assets	55	(A)	17,117	47,805	44,097
Change in operating liabilities	55	(B)	(44,270)	(46,153)	(19,187)
Non-cash and other items	55	(C)	11,231	2,081	(4,330)
Tax paid			(24)	(78)	(136)
Net cash (used in) provided by operating activities			(15,531)	3,049	19,893
Cash flows from investing activities
Purchase of financial assets			(36,959)	(22,050)	(28,995)
Proceeds from sale and maturity of financial assets			21,552	37,664	36,523
Purchase of fixed assets			(2,982)	(3,003)	(3,095)
Proceeds from sale of fixed assets			2,090	2,595	2,214
Acquisition of businesses, net of cash acquired	55	(E)	(6)	(11)	(13)
Disposal of businesses, net of cash disposed	55	(F)	696	37	298
Net cash (used in) provided by investing activities			(15,609)	15,232	6,932
Cash flows from financing activities
Dividends paid to non-controlling interests			(25)	(56)	(50)
Interest paid on subordinated liabilities			(2,451)	(2,577)	(2,126)
Proceeds from issue of subordinated liabilities			1,500	–	–
Proceeds from issue of ordinary shares			350	170	–
Repayment of subordinated liabilities			(2,442)	(664)	(1,074)
Change in non-controlling interests			–	23	8
Net cash (used in) provided by financing activities			(3,068)	(3,104)	(3,242)
Effects of exchange rate changes on cash and cash equivalents			(53)	(8)	6
Change in cash and cash equivalents			(34,261)	15,169	23,589
Cash and cash equivalents at beginning of year			101,058	85,889	62,300
Cash and cash equivalents at end of year	55	(D)	66,797	101,058	85,889

[1]	Restated – see note 1.

The accompanying notes are an integral part of the consolidated financial statements.

F-10

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

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. As stated on page 185, the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

The Group has adopted the following new standards and amendments to standards which became effective for financial years beginning on or after 1 January 2013:

Changes in accounting policy

(I)	IFRS 10 CONSOLIDATED FINANCIAL STATEMENTS

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities and establishes the principles for when the Group controls another entity and is therefore required to consolidate the other entity in the Group’s financial statements. Under IFRS 10, the Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the exercise of power. As a result, the Group consolidates certain entities that were not previously consolidated and no longer consolidates certain entities which were previously consolidated, principally in relation to Open Ended Investment Companies. The Group has applied IFRS 10 retrospectively and restated its comparatives in accordance with the transitional provisions included in the standard. These provisions require the Group to re-assess its control conclusions as at 1 January 2013 and restate its comparative information, applying the revised assessment in 2012 to the extent that the relevant investments were held in that year. Details of the impact of these restatements are provided in note 56 to the financial statements.

(II)	REVISED IAS 19 EMPLOYEE BENEFITS (IAS 19R)

IAS 19R prescribes the accounting and disclosure by employers for employee benefits. Actuarial gains and losses (remeasurements) arising from the valuation of defined benefit pension schemes are no longer permitted to be deferred using the corridor approach and must be recognised immediately in other comprehensive income. In addition, IAS 19R also replaces interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). IAS 19R has been applied retrospectively and comparative figures restated accordingly. Details of the impact of these restatements are provided in note 56 to the financial statements.

The impact of the implementation of IAS 19R on the Group’s results for the year ended 31 December 2013 has been to decrease other operating expenses by £28 million and increase profit before tax by the same amount. The impact on the balance sheet at 31 December 2013 has been to increase the net retirement benefit liability by £2,817 million, to increase deferred tax assets by £648 million and to reduce shareholders’ equity by £2,169 million.

(iii)	IFRS 13 Fair Value Measurement

IFRS 13 has been applied with effect from 1 January 2013. IFRS 13 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Group has access at that date. IFRS 13 requires that the fair value of a non-financial asset is determined based on the highest and best use of the asset, and that the fair value of a liability reflects its non-performance risk. These changes had no significant impact on the measurement of the Group’s assets and liabilities. The IFRS 13 disclosures are given in notes 53 (financial instruments), 26 (investment properties) and 16 (disposal groups, in respect of assets held for sale measured at fair value) to the financial statements.

Other presentation and disclosure changes

In addition to the accounting policy changes discussed above, on 1 January 2013 the Group adopted the following new standards and amendments to standards which impact the presentation and disclosures in these financial statements; none of these standards has had a material impact on the primary financial statements.

–	Amendments to IAS 1 Presentation of Financial Statements – ‘Presentation of Items of Other Comprehensive Income’
The amendments to IAS 1 require entities to group items presented in other comprehensive income on the basis of whether they may potentially be reclassified to profit or loss subsequently. The statement of other comprehensive income in these financial statements has been revised to reflect the new requirements.

–	Amendments to IFRS 7 Financial Instruments: Disclosures – ‘Disclosures - Offsetting Financial Assets and Financial Liabilities’
The amendments to IFRS 7 require entities to disclose information to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on the balance sheet. These disclosures are given in note 53 to the financial statements.

–

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. These disclosures are made in the notes to these financial statements.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2013 and which have not been applied in preparing these financial statements are given in note 57.
F-11

notes to the consolidated financial statements

Note 2: Accounting policies

The Group’s accounting policies are set out below. These accounting policies have been applied consistently.

(A)	Consolidation

The assets, liabilities and results of Group undertakings (including structured entities) are included in the financial statements on the basis of accounts made up to the reporting date. Group undertakings include subsidiaries, associates and joint ventures.

(1)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to affect those returns through the exercise of its power. This generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there are changes to any of the above elements. Subsidiaries are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases. Details of the principal subsidiaries are given in note 9 to the parent company financial statements.

The Group consolidates collective investment vehicles if its beneficial ownership interests give it substantive rights to remove the external fund manager over the investment activities of the fund. Where a subsidiary of the Group is the fund manager of a collective investment vehicle, the Group considers a number of factors in determining whether it acts as principal and therefore controls the collective investment vehicle including: an assessment of the scope of the Group’s decision making authority over the investment vehicle; the rights held by other parties including substantive removal rights without cause over the Group acting as fund manager; the remuneration to which the Group is entitled in its capacity as decision maker; and the Group’s exposure to variable returns from the beneficial interest it holds in the investment vehicle. Consolidation may be appropriate in circumstances where the Group has less than a majority beneficial interest. Where a collective investment vehicle is consolidated the interests of parties other than the Group are reported in other liabilities.

Structured entities are entities that are designed so that their activities are not governed by way of voting rights. In assessing whether the Group has power over such entities in which it has an interest, the Group considers factors such as the purpose and design of the entity; its practical ability to direct the relevant activities of the entity; the nature of the relationship with the entity; and the size of its exposure to the variability of returns of the entity.

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

Joint ventures are joint arrangements over which the Group has joint control with other parties and has rights to the net assets of the arrangements. Associates are entities over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not control or joint control of those policies, and is generally achieved through holding between 20 per cent and 50 per cent of the voting share capital of the entity.

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

On initial recognition, financial assets are classified into fair value through profit or loss, available-for-sale financial assets, held-to-maturity investments or loans and receivables. Financial liabilities are measured at amortised cost, except for trading liabilities and other financial liabilities designated at fair value through profit or loss on initial recognition which are held at fair value. The Group initially recognises loans and receivables, deposits, debt securities in issue and subordinated liabilities when the Group becomes a party to the contractual provisions of the instrument. Regular way purchases and sales of securities and other financial assets and trading liabilities are recognised on trade date, being the date that the Group is committed to purchase or sell an asset.

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

notes to the consolidated financial statements

Note 2: Accounting policies continued

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

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Refer to note 3 (Critical accounting estimates and judgements: Fair value of financial instruments) and note 53 (Financial instruments: Fair values of financial assets and liabilities) for details of valuation techniques and significant inputs to valuation models.

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

(6)	Sale and repurchase agreements (including securities lending and borrowing)

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

Securities borrowing and lending transactions are typically secured; collateral takes the form of securities or cash advanced or received. Securities lent to counterparties are retained on the balance sheet. Securities borrowed are not recognised on the balance sheet, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability. Cash collateral given or received is treated as a loan and receivable or customer deposit.

(F) Derivative financial instruments and hedge accounting

All derivatives are recognised at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and using valuation techniques, including discounted cash flow and option pricing models, as appropriate. Derivatives are carried in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 3 (Critical accounting estimates and judgements: Fair value of financial instruments) and note 53(3) (Financial instruments: Fair values of financial assets and liabilities) for details of valuation techniques and significant inputs to valuation models.

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

notes to the consolidated financial statements

Note 2: Accounting policies continued

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

IndiVidual assessment

In respect of individually significant financial assets in the Group’s wholesale lending portfolios, assets are reviewed on a regular basis and those showing potential or actual vulnerability are placed on a watchlist where greater monitoring is undertaken and any adverse or potentially adverse impact on ability to repay is used in assessing whether an asset should be transferred to a dedicated Business Support Unit. Specific examples of trigger events that would lead to the initial recognition of impairment allowances against lending to corporate borrowers (or the recognition of additional impairment allowances) include (i) trading losses, loss of business or major customer of a borrower; (ii) material breaches of the terms and conditions of a loan facility, including non-payment of interest or principal, or a fall in the value of security such that it is no longer considered adequate; (iii) disappearance of an active market because of financial difficulties; or (iv) restructuring a facility with preferential terms to aid recovery of the lending (such as a debt for equity swap).

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

notes to the consolidated financial statements

Note 2: Accounting policies continued

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

notes to the consolidated financial statements

Note 2: Accounting policies continued

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

(L)	Employee benefits

Short-term employee benefits, such as salaries, paid absences, performance-based cash awards and social security costs are recognised over the period in which the employees provide the related services.

The Group operates a number of post-retirement benefit schemes for its employees including both defined benefit and defined contribution pension plans. A defined benefit scheme is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, notes to the consolidated financial statements

Note 2: Accounting policies continued

dependent on one or more factors such as age, years of service and salary. A defined contribution plan is a pension plan into which the Group pays fixed contributions; there is no legal or constructive obligation to pay further contributions.

Full actuarial valuations of the Group’s principal defined benefit schemes are carried out every three years with interim reviews in the intervening years; these valuations are updated to 31 December each year by qualified independent actuaries. For the purposes of these annual updates scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. The defined benefit scheme liabilities are discounted using rates equivalent to the market yields at the balance sheet date on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

The Group’s income statement charge includes the current service cost of providing pension benefits, past service costs, net interest expense (income), and plan administration costs that are not deducted from the return on plan assets. Past service costs, which represents the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment, are recognised when the plan amendment or curtailment occurs. Net interest expense (income) is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Remeasurements, comprising actuarial gains and losses, the return on plan assets (excluding amounts included in net interest expense (income) and net of the cost of managing the plan assets), and the effect of changes to the asset ceiling (if applicable) are reflected immediately in the balance sheet with a charge or credit recognised in other comprehensive income in the period in which they occur. Remeasurements recognised in other comprehensive income are reflected immediately in retained profits and will not subsequently be reclassified to profit or loss.

The Group’s balance sheet includes the net surplus or deficit, being the difference between the fair value of scheme assets and the discounted value of scheme liabilities at the balance sheet date. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes.

The costs of the Group’s defined contribution plans are charged to the income statement in the period in which they fall due.

The accounting for share-based compensation is set out in (M) below.

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

notes to the consolidated financial statements

Note 2: Accounting policies continued

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

Liabilities of the Group’s with-profit funds, including guarantees and options embedded within products written by these funds, are stated at their realistic values in accordance with the Prudential Regulation Authority’s realistic capital regime, except that projected transfers out of the funds into other Group funds are recorded in the unallocated surplus (see below). Further details on the realistic capital regime are given on page 125. Changes in the value of these liabilities are recognised in the income statement through insurance claims.

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

Note 2: Accounting policies continued

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

notes to the consolidated financial statements

Note 2: Accounting policies continued

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

Provision is made for irrevocable undrawn loan commitments if it is probable that the facility will be drawn and result in the recognition of an asset at an amount less than the amount advanced.

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

Allowance for impairment losses on loans and receivables

At 31 December 2013 gross loans and receivables totalled £534,092 million (2012: £570,714 million) against which impairment allowances of £12,091 million (2012: £15,459 million) had been made (see note 24). The Group’s accounting policy for losses arising on financial assets classified as loans and receivables is described in note 2 (H)(1); this note also provides an overview of the methodologies applied.

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

Note 3: Critical accounting estimates and judgements continued

Given the relative size of the mortgage portfolio, a key variable is house prices which determine the collateral value supporting loans in such portfolios. The value of this collateral is estimated by applying changes in house price indices to the original assessed value of the property. If average house prices were ten per cent lower than those estimated at 31 December 2013, the impairment charge would increase by approximately £310 million in respect of UK mortgages and a further £36 million in respect of Irish mortgages.

In addition, a collective unimpaired provision is made for loan losses that have been incurred but have not been separately identified at the balance sheet date. This provision is sensitive to changes in the time between the loss event and the date the impairment is specifically identified. This period is known as the loss emergence period. In the Commercial Banking division, an increase of one month in the loss emergence period in respect of the loan portfolio assessed for collective unimpaired provisions would result in an increase in the collective unimpaired provision of approximately £105 million (at 31 December 2012, a one month increase in the loss emergence period would have increased the collective unimpaired provision by an estimated £130 million).

Recoverability of deferred tax assets

At 31 December 2013 the Group carried deferred tax assets on its balance sheet of £5,104 million (2012: £4,913 million) and deferred tax liabilities of £3 million (2012: £327 million) (note 42). This presentation takes into account the ability of the Group to net deferred tax assets and liabilities only where there is a legally enforceable right of offset. Note 42 presents the Group’s deferred tax assets and liabilities by type. The largest category of deferred tax asset relates to tax losses carried forward.

The recoverability of the Group’s deferred tax assets in respect of carry forward losses is based on an assessment of future levels of taxable profit expected to arise that can be offset against these losses. The Group’s expectations as to the level of future taxable profits take into account the Group’s long-term financial and strategic plans, and anticipated future tax adjusting items.

In making this assessment account is taken of business plans, the five year board approved operating plan and the following future risk factors:

–	The expected future economic outlook as set out in the Group Chief Executive’s Review and Market Overview contained in the annual report of Lloyds Banking Group;

–	The retail banking business disposal as required by the European Commission; and

–	Future regulatory change.

The Group’s total deferred tax asset includes £6,338 million (2012: £7,034 million) in respect of trading losses carried forward. The tax losses have arisen in individual legal entities and will be used as future taxable profits arise in those legal entities, though substantially all of the unused tax losses for which a deferred tax asset has been recognised arise in Bank of Scotland plc and Lloyds Bank plc.

The deferred tax asset is expected to be utilised over different time periods in each of the entities in which the losses arise. Under current UK tax law there is no expiry date for unused tax losses. The losses are still expected to be fully utilised by 2019.

As disclosed in note 42, deferred tax assets totalling £802 million (2012: £1,311 million) have not been recognised in respect of certain capital losses carried forward, trading losses carried forward and unrelieved foreign tax credits as there are no predicted future capital or taxable profits against which these losses can be recognised.

Retirement benefit obligations

The net liability recognised in the balance sheet at 31 December 2013 in respect of the Group’s retirement benefit obligations was £998 million (comprising an asset of £98 million and a liability of £1,096 million) (2012: a net liability of £1,164 million comprising an asset of £741 million and a liability of £1,905 million) related to post-retirement defined benefit schemes. The defined benefit pension schemes’ net accounting deficit totalled £787 million (2012: deficit of £957 million) representing the difference between the schemes’ liabilities and the fair value of the related assets at the balance sheet date.

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

The effect on the net accounting surplus or deficit and on the pension charge in the Group’s income statement of changes to the principal actuarial assumptions is set out in note 41.

Valuation of assets and liabilities arising from life insurance business

At 31 December 2013, the Group recognised a value of in-force business asset of £4,874 million (2012: £5,488 million) and an acquired value of in-force business asset of £461 million (2012: £1,312 million). The value of in-force business asset represents the present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. The acquired value of in-force business asset represents the contractual rights to benefits from providing investment management services in relation to non-participating investment contracts acquired in business combinations and portfolio transfers. The methodology used to value these assets is set out in note 28. The valuation or recoverability of these assets requires assumptions to be made about future economic and operating conditions which are inherently uncertain and changes could significantly affect the value attributed to these assets. The key assumptions that have been made in determining the carrying value of the value of in-force business assets at 31 December 2013 are set out in note 28.

At 31 December 2013, the Group carried total liabilities arising from insurance contracts and participating investment contracts of £82,777 million (2012: £82,953 million). The methodology used to value these liabilities is described in note 36. Elements of the liability valuations require assumptions to be made about future investment returns, future mortality rates and future policyholder behaviour and are subject to significant notes to the consolidated financial statements

Note 3: Critical accounting estimates and judgements continued

management judgement and estimation uncertainty. The key assumptions that have been made in determining the carrying value of these liabilities are set out in note 36.

The effect on the Group’s profit before tax and shareholders’ equity of changes in key assumptions used in determining the life insurance assets and liabilities is set out in note 37.

Payment protection insurance and other regulatory provisions

At 31 December 2013, the Group carried provisions of £3,815 million (2012: £3,366 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches, principally the misselling of payment protection insurance. Determining the amount of the provisions, which represent management’s best estimate of the cost of settling these issues, requires the exercise of significant judgement. It will often be necessary to form a view on matters which are inherently uncertain, such as the number of future complaints, the extent to which they will be upheld and the average cost of redress. Consequently the continued appropriateness of the underlying assumptions is reviewed on a regular basis against actual experience and other relevant evidence and adjustments made to the provisions where appropriate.

Note 43 contains more detail on the nature of the assumptions that have been made and key sensitivities.

Fair value of financial instruments

In accordance with IFRS 13 Fair Value Measurement, the Group categorises financial instruments carried on the balance sheet at fair value using a three level hierarchy. Financial instruments categorised as level 1 are valued using quoted market prices and therefore there is minimal judgement applied in determining fair value. However, the fair value of financial instruments categorised as level 2 and, in particular, level 3 is determined using valuation techniques including discounted cash flow analysis and valuation models. These valuation techniques involve management judgement and estimates the extent of which depends on the complexity of the instrument and the availability of market observable information.

Valuation techniques for level 2 financial instruments use inputs that are based on observable market data. Level 3 financial instruments are those where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data. Determining the appropriate assumptions to be used for level 3 financial instruments requires significant management judgement.

At 31 December 2013, the Group classified £7,700 million of financial assets and £1,075 million of financial liabilities as level 3. Further details of the Group’s level 3 financial instruments and the sensitivity of their valuation including the effect of applying reasonably possible alternative assumptions in determining their fair value are set out in note 53. Details about sensitivities to market risk arising from trading assets and other treasury positions can be found on page 104.

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

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker.

The Group’s activities are organised into four financial reporting segments: Retail; Commercial Banking; Wealth, Asset Finance and International; and Insurance.

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

Wealth, Asset Finance and International gives increased focus and momentum to the Group’s private banking and asset management activities, closely co-ordinates the management of its international businesses and also encompasses the Asset Finance business. Wealth comprises the Group’s private banking, wealth and asset management businesses in the UK and overseas. International comprises retail businesses, principally in Continental Europe.

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

Note 4: Segmental analysis continued

	Retail £m	Commercial Banking £m	Wealth, Asset Finance and International £m	Insurance £m	Other £m	Underlying basis total £m
Year ended 31 December 2013
Net interest income	7,536	2,426	870	(103)	156	10,885
Other income (net of insurance claims)	1,410	2,708	1,809	1,880	113	7,920
Total underlying income, net of insurance claims	8,946	5,134	2,679	1,777	269	18,805
Total costs	(4,096)	(2,392)	(1,991)	(687)	(469)	(9,635)
Impairment	(1,101)	(1,167)	(730)	–	(6)	(3,004)
Underlying profit (loss)	3,749	1,575	(42)	1,090	(206)	6,166
External revenue	10,478	4,410	2,451	2,459	(993)	18,805
Inter-segment revenue	(1,532)	724	228	(682)	1,262	–
Segment revenue	8,946	5,134	2,679	1,777	269	18,805
Segment external assets	345,037	255,459	30,987	155,656	59,891	847,030
Segment customer deposits	268,974	126,534	45,772	–	31	441,311
Segment external liabilities	287,610	225,985	47,879	149,757	96,463	807,694
Other segment items reflected in income statement above:
Depreciation and amortisation	302	191	818	136	98	1,545
(Decrease) increase in value of in-force business	–	–	(9)	425	–	416
Defined benefit scheme charges	108	47	33	12	199	399
Other segment items:
Additions to tangible fixed assets	484	178	1,429	373	518	2,982
Investments in joint ventures and associates at end of year	24	62	11	–	4	101

	Retail £m	Commercial Banking £m	Wealth, Asset Finance and International £m	Insurance £m	Other £m	Underlying basis total £m
Year ended 31 December 2012[1]
Net interest income	7,195	2,206	799	(78)	213	10,335
Other income (net of insurance claims)	1,462	2,932	2,043	1,929	(315)	8,051
Total underlying income, net of insurance claims	8,657	5,138	2,842	1,851	(102)	18,386
Total costs	(4,199)	(2,516)	(2,291)	(744)	(374)	(10,124)
Impairment	(1,270)	(2,946)	(1,480)	–	(1)	(5,697)
Underlying profit (loss)	3,188	(324)	(929)	1,107	(477)	2,565
External revenue	10,951	4,070	2,835	2,497	(1,967)	18,386
Inter-segment revenue	(2,294)	1,068	7	(646)	1,865	–
Segment revenue	8,657	5,138	2,842	1,851	(102)	18,386
Segment external assets	346,030	314,090	77,884	152,583	43,634	934,221
Segment customer deposits	260,838	114,115	51,885	–	74	426,912
Segment external liabilities	287,631	249,097	92,686	143,695	118,531	891,640
Other segment items reflected in income statement above:
Depreciation and amortisation	345	219	815	95	90	1,564
(Decrease) increase in value of in-force business	–	–	(4)	273	–	269
Defined benefit scheme charges	103	54	36	23	(106)	110
Other segment items:
Additions to tangible fixed assets	143	67	1,732	378	683	3,003
Investments in joint ventures and associates at end of year	185	113	6	–	9	313

[1]	Restated – see note 1.
F-26

notes to the consolidated financial statements

Note 4: Segmental analysis continued

	Retail £m	Commercial Banking £m	Wealth, Asset Finance and International £m	Insurance £m	Other £m	Underlying basis total £m
Year ended 31 December 2011[1]
Net interest income	7,497	3,192	1,003	(67)	585	12,210
Other income (net of insurance claims)	1,660	2,806	2,230	2,344	(204)	8,836
Total underlying income, net of insurance claims	9,157	5,998	3,233	2,277	381	21,046
Total costs	(4,438)	(2,600)	(2,414)	(812)	(566)	(10,830)
Impairment	(1,970)	(4,210)	(3,604)	–	(3)	(9,787)
Underlying profit (loss)	2,749	(812)	(2,785)	1,465	(188)	429
External revenue	12,230	3,889	3,863	2,910	(1,846)	21,046
Inter-segment revenue	(3,073)	2,109	(630)	(633)	2,227	–
Segment revenue	9,157	5,998	3,233	2,277	381	21,046
Segment external assets	356,295	350,711	73,345	140,754	49,441	970,546
Segment customer deposits	247,088	123,822	41,661	–	1,335	413,906
Segment external liabilities	279,162	294,088	73,635	129,350	147,717	923,952
Other segment items reflected in income statement above:
Depreciation and amortisation	364	244	836	91	67	1,602
Increase (decrease) in value of in-force business	–	–	3	(625)	–	(622)
Defined benefit scheme charges	121	54	37	23	173	408
Other segment items:
Additions to tangible fixed assets	189	197	1,452	451	806	3,095
Investments in joint ventures and associates at end of year	147	155	29	–	3	334

[1]	Restated – see note 1.
F-27

notes to the consolidated financial statements

Note 4: Segmental analysis continued

Reconciliation of UNDERLYING basis to statutory results

The underlying basis is the basis on which financial information is presented to the chief operating decision maker which excludes certain items included in the statutory results. The table below reconciles the statutory results to the underlying basis.

		Removal of:
	Lloyds Banking Group statutory	Acquisition related and other items	[1]	Volatility arising in insurance businesses	Insurance gross up	Regulatory provisions	[2]	Fair value unwind	Underlying basis
	£m	£m		£m	£m	£m		£m	£m
Year ended 31 December 2013
Net interest income	7,338	(14)		–	2,930	–		631	10,885
Other income, net of insurance claims	11,140	460		(668)	(3,074)	–		62	7,920
Total underlying income, net of insurance claims	18,478	446		(668)	(144)	–		693	18,805
Operating expenses	(15,322)	2,041		–	144	3,455		47	(9,635)
Impairment	(2,741)	249		–	–	–		(512)	(3,004)
Underlying (loss) profit	415	2,736		(668)	–	3,455		228	6,166

[1]	Comprises the effects of asset sales (gain of £100 million), volatile items (loss of £678 million), liability management (loss of £142 million), Simplification costs related to severance, IT and business costs of implementation (£830 million), EC mandated retail business disposal costs (£687 million), the amortisation of purchased intangibles (£395 million) and the past service pensions charge (£104 million, see note 11).

[2]	Comprises the payment protection insurance provision (£3,050 million) and other regulatory provisions (£405 million).

		Removal of:
	Lloyds Banking Group statutory	Acquisition related and other items [2]	Volatility arising in insurance businesses	Insurance gross up	Regulatory provisions	[3]	Fair value unwind	Underlying basis
	£m	£m	£m	£m	£m		£m	£m
Year ended 31 December 2012[1]
Net interest income	7,718	(199)	(8)	2,587	–		237	10,335
Other income, net of insurance claims	12,799	(1,691)	(304)	(2,760)	50		(43)	8,051
Total underlying income, net of insurance claims	20,517	(1,890)	(312)	(173)	50		194	18,386
Operating expenses	(15,974)	1,478	–	173	4,175		24	(10,124)
Impairment	(5,149)	320	–	–	–		(868)	(5,697)
Underlying (loss) profit	(606)	(92)	(312)	–	4,225		(650)	2,565

[1]	Restated – see note 1.

[2]	Comprises the effects of asset sales (gain of £2,547 million), volatile items (loss of £748 million), liability management (loss of £229 million), Simplification costs related to severance, IT and business costs of implementation (£676 million), EC mandated retail business disposal costs (£570 million), the amortisation of purchased intangibles (£482 million) and the past service pensions credit (£250 million, see note 11).

[3]	Comprises the payment protection insurance provision (£3,575 million) and other regulatory provisions (£650 million).

		Removal of:
	Lloyds Banking Group statutory	Acquisition related and other items [2]	Volatility arising in insurance businesses	Insurance gross up	Regulatory provisions	Fair value unwind	Underlying basis
	£m	£m	£m	£m	£m	£m	£m
Year ended 31 December 2011[1]
Net interest income	12,698	(843)	(19)	(336)	–	710	12,210
Other income, net of insurance claims	8,104	2	857	168	–	(295)	8,836
Total underlying income, net of insurance claims	20,802	(841)	838	(168)	–	415	21,046
Operating expenses	(13,259)	2,014	–	168	175	72	(10,830)
Impairment	(8,094)	–	–	–	–	(1,693)	(9,787)
Underlying (loss) profit	(551)	1,173	838	–	175	(1,206)	429

[1]	Restated – see note 1.
[2]	Comprises the effects of asset sales (gain of £284 million), volatile items (loss of £738 million), liability management (gain of £1,295 million), integration and Simplification costs related to severance, IT and business costs of implementation (£1,282 million), EC mandated retail business disposal costs (£170 million) and the amortisation of purchased intangibles (£562 million).

Geographical areas

Following the continuing reduction in the Group’s non-UK activities, an analysis between UK and non-UK activities is no longer provided.

F-28

notes to the consolidated financial statements

Note 5: Net interest income

	Weighted average effective interest rate
	2013%	2012%	[1]	2011%	2013 £m	2012 £m [1]	2011 £m
Interest and similar income:
Loans and advances to customers	3.83	3.94		4.03	19,928	21,600	23,950
Loans and advances to banks	0.45	0.54		0.78	457	603	628
Debt securities held as loans and receivables	1.52	4.77		3.17	32	433	590
Interest receivable on loans and receivables	3.27	3.38		3.63	20,417	22,636	25,168
Available-for-sale financial assets	1.92	1.99		2.58	746	624	886
Held-to-maturity investments	–	2.80		3.29	–	288	262
Total interest and similar income	3.19	3.31		3.58	21,163	23,548	26,316
Interest and similar expense:
Deposits from banks, excluding liabilities under sale and repurchase transactions	0.65	1.14		0.80	(129)	(324)	(222)
Customer deposits, excluding liabilities under sale and repurchase transactions	1.53	1.69		1.66	(6,119)	(6,637)	(6,080)
Debt securities in issue	1.30	2.04		2.22	(1,451)	(3,043)	(5,045)
Subordinated liabilities	8.57	7.41		6.35	(2,956)	(2,783)	(2,155)
Liabilities under sale and repurchase agreements	1.21	1.47		1.39	(79)	(245)	(335)
Interest payable on liabilities held at amortised cost	1.88	2.08		2.04	(10,734)	(13,032)	(13,837)
Other	12.08	8.90		(1.14)	(3,091)	(2,798)	219
Total interest and similar expense	2.32	2.41		1.95	(13,825)	(15,830)	(13,618)
Net interest income					7,338	7,718	12,698

[1]	Restated – see note 1.

Included within interest and similar income is £901 million (2012: £1,133 million; 2011: £1,405 million) in respect of impaired financial assets. Net interest income also includes a credit of £550 million (2012: credit of £92 million; 2011: charge of £70 million) transferred from the cash flow hedging reserve (see note 47).

During February 2012, the Group completed the exchange of certain subordinated debt securities issued by the HBOS group for new subordinated debt securities issued by Lloyds Bank plc (formerly Lloyds TSB Bank plc). As part of the exchange, the Group announced that all decisions to exercise calls on those original securities that remained outstanding following the exchange offer would be made with reference to the prevailing regulatory, economic and market conditions at the time. The Group adjusted the carrying amount of these securities to reflect the revised estimated cash flows and recognised a credit of £109 million in interest expense in the year ended 31 December 2012 (in 2011 there was a gain following a similar adjustment to carrying value of £570 million).

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

Note 6: Net fee and commission income

	2013 £m	2012 £m	[1]	2011 £m
Fee and commission income:
Current accounts	973	1,008		1,053
Credit and debit card fees	984	941		877
Other	2,162	2,701		3,005
Total fee and commission income	4,119	4,650		4,935
Fee and commission expense	(1,385)	(1,444)		(1,391)
Net fee and commission income	2,734	3,206		3,544

[1]	Restated – see note 1.

Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

F-29

notes to the consolidated financial statements

Note 7: Net trading income

	2013 £m	2012 £m [1]	2011 £m
Foreign exchange translation gains (losses)	162	(167)	317
Gains on foreign exchange trading transactions	238	502	341
Total foreign exchange	400	335	658
Investment property gains (losses) (note 26)	156	(264)	(107)
Securities and other gains (losses) (see below)	15,911	14,934	(919)
Net trading income (expense)	16,467	15,005	(368)

[1]	Restated – see note 1.

Securities and other gains (losses) comprise net gains (losses) arising on assets and liabilities held at fair value through profit or loss and for trading as follows:

	2013 £m	2012 £m	[1]	2011 £m
Net income (expense) arising on assets held at fair value through profit or loss:
Debt securities, loans and advances	55	4,042		5,293
Equity shares	15,813	10,847		(4,917)
Total net income arising on assets held at fair value through profit or loss	15,868	14,889		376
Net expense arising on liabilities held at fair value through profit or loss – debt securities in issue	(93)	(576)		(230)
Total net gains arising on assets and liabilities held at fair value through profit or loss	15,775	14,313		146
Net gains (losses) on financial instruments held for trading	136	621		(1,065)
Securities and other gains (losses)	15,911	14,934		(919)

[1]	Restated – see note 1.

Note 8: Insurance premium income

	2013 £m	2012 £m	2011 £m
Life insurance
Gross premiums	7,382	7,391	7,276
Ceded reinsurance premiums	(182)	(222)	(322)
Net earned premiums	7,200	7,169	6,954
Non-life insurance
Gross written premiums	972	1,081	1,198
Ceded reinsurance premiums	(18)	(31)	(52)
Net written premiums	954	1,050	1,146
Change in provision for unearned premiums (note 36(2))	49	72	70
Change in provision for ceded unearned premiums (note 36(2))	(6)	(7)	–
Net earned premiums	997	1,115	1,216
Total net earned premiums	8,197	8,284	8,170

Life insurance gross premiums can be further analysed as follows:

	2013 £m	2012 £m	2011 £m
Life and pensions	6,823	6,755	6,737
Annuities	549	630	529
Other	10	6	10
Gross premiums	7,382	7,391	7,276

Non-life insurance gross written premiums can be further analysed as follows:

	2013 £m	2012 £m	2011 £m
Credit protection	141	173	231
Home	828	904	963
Health	3	4	4
Gross written premiums	972	1,081	1,198
F-30

notes to the consolidated financial statements

Note 9: Other operating income

	2013 £m	2012 £m	2011 £m
Operating lease rental income	1,120	1,145	1,268
Rental income from investment properties (note 26)	308	389	388
Gains less losses on disposal of available-for-sale financial assets (note 47)	629	3,547	343
Movement in value of in-force business (note 28)	416	269	(622)
Liability management (see below)	(142)	(338)	599
Share of results of joint ventures and associates (note 13)	43	28	31
Other (see below)	875	(340)	792
Total other operating income	3,249	4,700	2,799

LIABILITY MANAGEMENT

Losses of £142 million arose in 2013 on transactions undertaken as part of the Group’s management of wholesale funding and capital.

During February 2012, the Group completed the exchange of certain subordinated debt securities issued by the HBOS group for new subordinated debt securities issued by Lloyds Bank plc (formerly Lloyds TSB Bank plc). This exchange resulted in a gain on the extinguishment of the existing securities of £59 million being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs. Additionally, during the second half of 2012 losses totalling £397 million arose on the buy-back of other debt securities.

During December 2011, the Group completed the exchange of certain subordinated debt securities which resulted in a gain on extinguishment of the existing securities of £599 million.

OTHER

During 2013 the Group completed a number of disposals of assets and businesses, including:

–	On 15 March 2013 the Group completed the sale of 102 million shares in St James’s Place plc, reducing the Group’s holding in that company to approximately 37 per cent. As a result of that reduction in holding the Group ceased to consolidate St James’s Place plc in its accounts, instead accounting for the residual investment as an associate. The Group realised a gain of £394 million on the sale of those shares and the fair valuation of the Group’s residual stake. Subsequently, on 29 May 2013 the Group completed the sale of a further 77 million shares, generating a profit of £39 million and on 13 December 2013 completed the sale of the remainder of its holding, generating a profit of £107 million.

–	On 31 May 2013, the Group sold a portfolio of US RMBS (residential mortgage backed securities) for a cash consideration of £3.3 billion, realising a profit of £538 million.

–	On 30 June 2013 the Group disposed of its Spanish retail banking operations, including Lloyds Bank International S.A.U and Lloyds Investment España SGIIC S.A.U, to Banco Sabadell, S.A. realising a loss of £256 million.

–	On 31 December 2013, the Group completed the sale of its Australian operations (which principally comprise Capital Finance Australia Limited, a provider of motor and equipment asset finance, and BOS International (Australia) Limited, a corporate lending business) generating a profit on sale of £49 million.

–	On 21 August 2013 the Group announced the sale of its German life insurance business, Heidelberger Lebensversicherung AG (Heidelberger Leben), with the sale expected to complete in the first quarter of 2014; an impairment of £382 million has been recognised in the year ended 31 December 2013.
F-31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10: Insurance claims

Insurance claims comprise:

	2013	2012	2011
	£m	£m	£m
Life insurance and participating investment contracts
Claims and surrenders:
Gross	(8,495)	(8,719)	(8,622)
Reinsurers’ share	108	185	230
	(8,387)	(8,534)	(8,392)
Change in insurance and participating investment contracts (note 36(1)):
Change in gross liabilities	(5,184)	(4,284)	1,383
Change in assets arising from reinsurance contracts held	(48)	(186)	451
	(5,232)	(4,470)	1,834
Change in non-participating investment contracts:
Change in gross liabilities	(5,409)	(5,058)	520
Change in assets arising from reinsurance contracts held	–	–	–
	(5,409)	(5,058)	520
Change in unallocated surplus (note 39)	(123)	31	340
Total life insurance and participating investment contracts	(19,151)	(18,031)	(5,698)
Non-life insurance
Claims and claims paid:
Gross	(388)	(439)	(521)
Reinsurers’ share	–	1	4
	(388)	(438)	(517)
Change in liabilities (note 36(2)):
Gross	33	74	186
Reinsurers’ share	(1)	(1)	(12)
	32	73	174
Total non-life insurance	(356)	(365)	(343)
Total insurance claims	(19,507)	(18,396)	(6,041)
Life insurance and participating investment contracts gross claims can also be analysed as follows:
Deaths	(611)	(618)	(625)
Maturities	(2,240)	(2,238)	(1,861)
Surrenders	(4,489)	(4,795)	(5,041)
Annuities	(860)	(789)	(764)
Other	(295)	(279)	(331)
Total life insurance gross claims	(8,495)	(8,719)	(8,622)

A non-life insurance claims development table is included in note 36.

F-32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11: Operating expenses

	2013	2012	[1]	2011	[1]
	£m	£m		£m
Staff costs:
Salaries	3,331	3,411		3,784
Performance-based compensation	473	395		361
Social security costs	385	383		432
Pensions and other post-retirement benefit schemes (note 41):
Past service charges (credits)[2]	104	(250)		–
Other	654	589		610
	758	339		610
Restructuring costs	111	217		124
Other staff costs	783	746		1,064
	5,841	5,491		6,375
Premises and equipment:
Rent and rates	467	488		547
Hire of equipment	15	17		22
Repairs and maintenance	178	174		188
Other	310	270		294
	970	949		1,051
Other expenses:
Communications and data processing	1,169	1,082		954
Advertising and promotion	313	314		398
Professional fees	425	550		576
UK bank levy	238	179		189
Other	971	1,108		1,301
	3,116	3,233		3,418
Depreciation and amortisation:
Depreciation of tangible fixed assets (note 30)	1,374	1,431		1,434
Amortisation of acquired value of in-force non-participating investment contracts (note 28)	54	79		78
Amortisation of other intangible assets (note 29)	512	616		663
	1,940	2,126		2,175
Impairment of tangible fixed assets	–	–		65
Total operating expenses, excluding regulatory provisions	11,867	11,799		13,084
Regulatory provisions:
Payment protection insurance provision (note 43)	3,050	3,575		–
Other regulatory provisions (note 43)[3,4]	405	600		175
	3,455	4,175		175
Total operating expenses	15,322	15,974		13,259

[1]	Restated – see note 1.

[2]	The Group has agreed certain changes to early retirement and commutation factors in two of its principal defined benefit pension schemes, resulting in a cost of £104 million recognised in the Group’s income statement in the year ended 31 December 2013.

During 2012, following a review of policy in respect of discretionary pension increases in relation to the Group’s defined benefit pension schemes, increases in certain schemes are now linked to the Consumer Price Index rather than the Retail Price Index. The impact of this change was a reduction in the Group’s defined benefit obligation of £258 million, recognised in the Group’s income statement in 2012, net of a charge of £8 million resulting from a change to the commutation factors in one of the Group’s smaller schemes.

[3]	Other regulatory provisions in 2013 include a fine of £28 million levied on the Group by the Financial Conduct Authority in relation to failings in control over sales incentive schemes in the Group’s branch network.

[4]	Regulatory provisions of £50 million were charged against income in 2012.
F-33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES continued

Performance-based compensation

The table below analyses the Group’s performance-based compensation costs (excluding branch-based sales incentives) between those relating to the current performance year and those relating to earlier years.

	2013	2012	2011
	£m	£m	£m
Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	394	362	363
Awards made in respect of earlier years	79	33	(2)
	473	395	361
Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	47	37	43
Awards made in respect of earlier years	30	15	29
	77	52	72

Performance-based awards expensed in 2013 include cash awards amounting to £126 million (2012: £128 million; 2011: £160 million).

AVERAGE HEADCOUNT

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2013	2012	2011
UK	96,001	110,295	116,371
Overseas	1,868	3,322	4,078
Total	97,869	113,617	120,449

FEES PAYABLE TO THE AUDITORS

Fees payable to the Company’s auditors by the Group are as follows:

	2013	2012	2011
	£m	£m	£m
Fees payable for the audit of the Company’s current year annual report	1.5	1.6	1.7
Fees payable for other services:
Audit of the Company’s subsidiaries pursuant to legislation	15.1	15.7	16.9
Other services supplied pursuant to legislation	4.4	4.5	4.8
Total audit fees	21.0	21.8	23.4
Other services – audit related fees	5.0	1.7	2.9
Total audit and audit related fees	26.0	23.5	26.3
Services relating to taxation:
Taxation compliance services	0.3	0.2	0.2
All other taxation advisory services	0.3	0.6	0.9
	0.6	0.8	1.1
Other non-audit fees:
Services relating to corporate finance transactions	0.3	0.5	6.3
Other services	5.6	2.2	2.6
Total other non-audit fees	5.9	2.7	8.9
Total fees payable to the Company’s auditors by the Group	32.5	27.0	36.3
F-34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES continued

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

The Group has procedures that are designed to ensure auditor independence, including that fees for audit and non-audit services are approved in advance. This approval can be obtained either on an individual engagement basis or, for certain types of non-audit services, particularly those of a recurring nature, through the approval of a fee cap covering engagements of that type provided the fee is below that cap. All statutory audit work as well as non-audit assignments where the fee is expected to exceed the relevant fee cap must be pre-approved by the Audit Committee on an individual engagement basis. On a quarterly basis, the Audit Committee receives a report detailing all pre-approved services and amounts paid to the auditors for such pre-approved services.

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2013	2012	2011
	£m	£m	£m
Audits of Group pension schemes	0.3	0.4	0.4
Audits of the unconsolidated Open Ended Investment Companies managed by the Group	0.5	0.8	0.6
Reviews of the financial position of corporate and other borrowers	6.5	5.4	11.0
Acquisition due diligence and other work performed in respect of potential venture capital
investments	2.1	0.7	1.0

NOTE 12: IMPAIRMENT

	2013	2012	2011
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	2,725	5,125	8,020
Debt securities classified as loans and receivables	1	(4)	49
Total impairment losses on loans and receivables (note 24)	2,726	5,121	8,069
Impairment of available-for-sale financial assets	15	37	80
Other credit risk provisions	–	(9)	(55)
Total impairment charged to the income statement	2,741	5,149	8,094
F-35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The Group’s share of results of and investments in equity accounted joint ventures and associates comprises:

	Joint ventures			Associates			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Share of income statement amounts:
Income	65	278	316	151	63	160	216	341	476
Expenses	(32)	(229)	(261)	(116)	(68)	(161)	(148)	(297)	(422)
Impairment	(22)	(6)	(20)	–	(1)	1	(22)	(7)	(19)
Profit (loss) before tax	11	43	35	35	(6)	–	46	37	35
Tax	(4)	(9)	(4)	1	–	–	(3)	(9)	(4)
Share of post-tax results	7	34	31	36	(6)	–	43	28	31
Share of other comprehensive income	–	6	(6)	–	–	–	–	6	(6)
Share of total comprehensive income	7	40	25	36	(6)	–	43	34	25
Share of balance sheet amounts:
Current assets	519	3,103	3,346	115	127	246	634	3,230	3,592
Non-current assets	1,163	1,596	2,148	508	581	976	1,671	2,177	3,124
Current liabilities	(448)	(729)	(714)	(249)	(128)	(293)	(697)	(857)	(1,007)
Non-current liabilities	(1,139)	(3,672)	(4,471)	(368)	(565)	(904)	(1,507)	(4,237)	(5,375)
Share of net assets at 31 December	95	298	309	6	15	25	101	313	334
Movement in investments over the year:
At 1 January	298	309	326	15	25	103	313	334	429
Exchange and other adjustments	(10)	2	(3)	–	1	(1)	(10)	3	(4)
Additional investments	4	10	7	957	1	3	961	11	10
Disposals	(197)	(44)	(47)	(983)	(6)	(79)	(1,180)	(50)	(126)
Share of post-tax results	7	34	31	36	(6)	–	43	28	31
Dividends paid	(7)	(13)	(5)	(19)	–	(1)	(26)	(13)	(6)
Share of net assets at 31 December	95	298	309	6	15	25	101	313	334

The Group’s unrecognised share of losses of associates for the year was £4 million (2012: recognised net loss of £10 million; 2011: recognised net loss of £8 million) and of joint ventures was £94 million in 2013 (2012: £126 million; 2011: £85 million). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group’s unrecognised share of losses net of unrecognised profits on a cumulative basis of associates is £36 million (2012: £31 million; 2011: £56 million) and of joint ventures is £358 million (2012: £330 million; 2011: £299 million).

In March 2013 the Group sold a tranche of shares in St James’s Place plc, reducing the Group’s holding in that company to approximately 37 per cent and from that point commenced accounting for the residual investment as an associate. The Group sold its remaining shareholding in May and December 2013 so that the entire investment had been disposed of by the end of the year.

The Group’s principal joint venture investment at 31 December 2013 was in Sainsbury’s Bank plc; the Group owns 50 per cent of the ordinary share capital of Sainsbury’s Bank plc, whose business is banking and principal area of operation is the UK. Sainsbury’s Bank plc is incorporated in the UK and the Group’s interest is held by a subsidiary. In May 2013 the Group reached agreement to sell its interest in Sainsbury’s Bank plc to J Sainsbury plc; this transaction completed on 31 January 2014 and the Group’s investment at 31 December 2013 is included in disposal group assets (see note 16).

Where entities have statutory accounts drawn up to a date other than 31 December management accounts are used when accounting for them by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: TAXATION

(A) ANALYSIS OF TAX (CHARGE) CREDIT FOR THE YEAR

	2013	2012 [1]	2011 [1]
	£m	£m	£m
UK corporation tax:
Current tax on profit for the year	(226)	(181)	(93)
Adjustments in respect of prior years	(205)	58	(146)
	(431)	(123)	(239)
Foreign tax:
Current tax on profit for the year	(60)	(86)	(90)
Adjustments in respect of prior years	26	(8)	36
	(34)	(94)	(54)
Current tax (charge) credit	(465)	(217)	(293)
Deferred tax (note 42):
Origination and reversal of temporary differences	(434)	(329)	825
Reduction in UK corporation tax rate	(594)	(320)	(439)
Adjustments in respect of prior years	276	85	(96)
	(752)	(564)	290
Tax charge	(1,217)	(781)	(3)

[1]	Restated – see note 1.

The charge for tax on the profit for 2013 is based on a UK corporation tax rate of 23.25 per cent (2012: 24.5 per cent; 2011: 26.5 per cent).

The income tax charge is made up as follows:

	2013	2012 [1]	2011 [1]
	£m	£m	£m
Tax (charge) credit attributable to policyholders	(328)	(950)	72
Shareholder tax (charge) credit	(889)	169	(75)
Tax charge	(1,217)	(781)	(3)

[1]	Restated – see note 1.
F-37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: TAXATION continued

(B) FACTORS AFFECTING THE TAX (CHARGE) CREDIT FOR THE YEAR

A reconciliation of the credit (charge) that would result from applying the standard UK corporation tax rate to the profit (loss) before tax to the actual tax (charge) credit for the year is given below:

	2013	2012 [1]	2011 [1]
	£m	£m	£m
Profit (loss) before tax	415	(606)	(551)
Tax (charge) credit thereon at UK corporation tax rate of 23.25 per cent (2012: 24.5 per cent; 2011: 26.5 per cent)	(96)	148	146
Factors affecting (charge) credit:
UK corporation tax rate change	(594)	(320)	(439)
Disallowed items	(167)	(186)	(121)
Non-taxable items	132	240	398
Overseas tax rate differences	(116)	75	17
Gains exempted or covered by capital losses	57	36	106
Policyholder tax	(251)	(144)	160
Further factors affecting the life business[2]:
Derecognition of deferred tax on policyholder tax credit	–	(583)	(146)
Taxation of certain insurance assets arising on transition to new tax regime	–	(221)	–
Changes to the taxation of pension business:
Policyholder tax cost	–	(182)	–
Shareholder tax benefit	–	206	–
Deferred tax on losses no longer recognised following sale of Australian operations	(348)	–	–
Tax losses where no deferred tax recognised	–	(25)	(261)
Deferred tax on Australian tax losses not previously recognised	60	12	–
Tax losses not previously recognised	–	–	332
Adjustments in respect of previous years	97	135	(206)
Effect of results of joint ventures and associates	9	23	8
Other items	–	5	3
Tax (charge) credit on (loss) profit on ordinary activities	(1,217)	(781)	(3)

[1]	Restated – see note 1.
[2]	The Finance Act 2012 introduced a new UK tax regime for the taxation of life insurance companies which takes effect from 1 January 2013. The new regime, combined with current economic forecasts, had a number of impacts on the tax charge in 2012.

The Finance Act 2013 (the Act) was substantively enacted on 2 July 2013. The Act further reduced the main rate of corporation tax to 21 per cent with effect from 1 April 2014 and 20 per cent with effect from 1 April 2015. The change in the main rate of corporation tax from 23 per cent to 20 per cent has resulted in a reduction in the Group’s net deferred tax asset at 31 December 2013 of £636 million, comprising the £594 million charge included in the income statement and a £42 million charge included in equity.

NOTE 15: EARNINGS PER SHARE

	2013	2012	[1]	2011	[1]
	£m	£m		£m
Loss attributable to equity shareholders – basic and diluted	(838)	(1,471)		(627)
	2013	2012		2011
	million	million		million
Weighted average number of ordinary shares in issue – basic	71,009	69,841		68,470
Adjustment for share options and awards	–	–		–
Weighted average number of ordinary shares in issue – diluted	71,009	69,841		68,470
Basic loss per share	(1.2)p	(2.1)p		(0.9)p
Diluted loss per share	(1.2)p	(2.1)p		(0.9)p

[1]	Restated – see note 1.

Basic earnings per share are calculated by dividing the net profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting 18 million (2012: 13 million; 2011: 10 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.

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

The weighted-average number of anti-dilutive share options and awards excluded from the calculation of diluted earnings per share was 28 million at 31 December 2013 (2012: 37 million; 2011: 619 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: DISPOSAL GROUPS

Disposal groups are classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use and a sale is considered highly probable. The Group completed the sale of its joint venture interest in Sainsbury’s Bank on 31 January 2014 and expects to complete the announced sales of its international private banking operations in Monaco and Gibraltar, its German insurance business and Scottish Widows Investment Partnership, its asset management business, in the next 12 months. The assets and liabilities associated with these operations are therefore classified as held-for-sale disposal groups at 31 December 2013 and included within other assets and other liabilities respectively.

	2013	2012
	£m	£m
Other assets
Assets of disposal groups classified as held for sale	7,988	194

Other liabilities
Liabilities of disposal groups classified as held for sale	7,302	214

Disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. The Group has recognised an impairment of £382 million within other income relating to disposal groups classified as held for sale during 2013.

At 31 December 2012, the Group’s Uruguayan branch business, its branch remittance business in Japan and its portfolio management business in Luxembourg were classified as held-for-sale; these sales completed in 2013.

The major classes of assets and liabilities of the disposal groups, which are principally in the Insurance segment, are as follows:

	2013	2012
	£m	£m
Assets[1]
Cash and balances at central banks	–	82
Trading and other financial assets at fair value through profit or loss	5,040	–
Loans and advances to banks	101	7
Loans and advances to customers	244	84
Available-for-sale financial assets	–	27
Value of in-force business	1,017	–
Other	1,968	20
Provision for impairment of the disposal groups	(382)	(26)
	7,988	194
Liabilities
Customer deposits	307	185
Liabilities arising from insurance contracts and participating investment contracts	4,901	–
Deferred tax liabilities	282	–
Other	1,812	29
	7,302	214

[1]	Disposal groups measured at fair value less costs to sell of £247 million (2012: liability of £20 million), which are non-recurring fair value measurements, are based on prices offered by third parties under binding sale and purchase agreements and are therefore classified within level 3 of the fair value hierarchy.
F-39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

These assets are comprised as follows:

	2013			2012[1]
		Other financial			Other financial
		assets at fair			assets at fair
	Trading	value through		Trading	value through
	assets	profit or loss	Total	assets	profit or loss	Total
	£m	£m	£m	£m	£m	£m
Loans and advances to customers	21,083	27	21,110	13,598	34	13,632
Loans and advances to banks	8,333	–	8,333	919	–	919
Debt securities:
Government securities	4,259	16,430	20,689	3,965	17,380	21,345
Other public sector securities	14	2,183	2,197	–	1,056	1,056
Bank and building society certificates of deposit	1,491	–	1,491	3,166	228	3,394
Asset-backed securities:
Mortgage-backed securities	5	793	798	130	795	925
Other asset-backed securities	171	756	927	21	1,892	1,913
Corporate and other debt securities	1,929	18,691	20,620	1,172	26,387	27,559
	7,869	38,853	46,722	8,454	47,738	56,192
Equity shares	4	66,399	66,403	–	89,447	89,447
Treasury and other bills	61	54	115	374	56	430
Total	37,350	105,333	142,683	23,345	137,275	160,620

[1]	Restated – see note 1.

Other financial assets at fair value through profit or loss include the following assets designated into that category:

(i)	financial assets backing insurance contracts and investment contracts of £101,185 million (2012: £134,537 million) which are so designated because the related liabilities either have cash flows that are contractually based on the performance of the assets or are contracts whose measurement takes account of current market conditions and where significant measurement inconsistencies would otherwise arise. Included within these assets are investments in unconsolidated structured entities of £24,552 million, see note 22;

(ii)	loans and advances to customers of £27 million (2012: £34 million) which are economically hedged by interest rate derivatives which are not in hedge accounting relationships and where significant measurement inconsistencies would otherwise arise if the related derivatives were treated as trading liabilities and the loans and advances were carried at amortised cost; and

(iii)	private equity investments of £2,632 million (2012: £2,110 million) that are managed, and evaluated, on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis.

The maximum exposure to credit risk at 31 December 2013 of the loans and advances to banks and customers designated at fair value through profit or loss was £27 million (2012: £34 million); the Group does not hold any credit derivatives or other instruments in mitigation of this risk. There was no significant movement in the fair value of these loans attributable to changes in credit risk which is determined by reference to the publicly available credit ratings of the instruments involved.

Included in the amounts reported above are reverse repurchase agreements treated as collateralised loans with a carrying value of £29,288 million (2012: £14,433 million). Collateral is held with a fair value of £32,434 million (2012: £19,629 million), all of which the Group is able to repledge. At 31 December 2013, £8,195 million had been repledged (2012: £15,640 million).

For amounts included above which are subject to repurchase agreements see note 54.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: DERIVATIVE FINANCIAL INSTRUMENTS

The Group holds derivatives as part of the following strategies:

–	Customer driven, where derivatives are held as part of the provision of risk management products to Group customers;

–	To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 54; and

–	Derivatives held in policyholder funds as permitted by the investment strategies of those funds.

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

The principal derivatives used by the Group are as follows:

–	Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date.

–	Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

–	Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place. The Group also uses credit default swaps to securitise, in combination with external funding, £828 million (2012: £2,829 million) of corporate and commercial banking loans.

–	Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date.
F-41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: DERIVATIVE FINANCIAL INSTRUMENTS continued

The fair values and notional amounts of derivative instruments are set out in the following table:

	Contract/notional	Fair value	Fair value
	amount	assets	liabilities
	£m	£m	£m
At 31 December 2013
Trading and other
Exchange rate contracts:
Spot, forwards and futures	38,213	699	639
Currency swaps	291,667	3,207	4,196
Options purchased	33,061	780	–
Options written	33,445	–	836
	396,386	4,686	5,671
Interest rate contracts:
Interest rate swaps	1,892,322	15,065	15,388
Forward rate agreements	1,991,371	17	13
Options purchased	107,374	3,395	–
Options written	101,136	–	3,194
Futures	141,669	2	12
	4,233,872	18,479	18,607
Credit derivatives	6,507	208	190
Embedded equity conversion feature	–	1,212	–
Equity and other contracts	18,780	1,753	1,478
Total derivative assets/liabilities – trading and other	4,655,545	26,338	25,946
Hedging
Derivatives designated as fair value hedges:
Currency swaps	35,651	383	453
Interest rate swaps	154,657	4,707	1,044
Options purchased	522	10	–
	190,830	5,100	1,497
Derivatives designated as cash flow hedges:
Interest rate swaps	559,690	1,670	3,017
Futures	92,692	5	–
Currency swaps	1,135	12	4
	653,517	1,687	3,021
Total derivative assets/liabilities – hedging	844,347	6,787	4,518
Total recognised derivative assets/liabilities	5,499,892	33,125	30,464

The principal amount of the contract does not represent the Group’s real exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure. Further details are provided in note 54 Credit risk.

The embedded equity conversion feature of £1,212 million (2012: £1,421 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; the loss of £209 million arising from the change in fair value over 2013 (2012: gain of £249 million; 2011: loss of £5 million) is included within net gains on financial instruments held for trading within net trading income (note 7).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: DERIVATIVE FINANCIAL INSTRUMENTS continued

	Contract/notional	Fair value	Fair value
	amount	assets	liabilities
	£m	£m	£m
At 31 December 2012[1]
Trading and other
Exchange rate contracts:
Spot, forwards and futures	203,484	1,432	1,599
Currency swaps	107,217	1,689	1,683
Options purchased	42,140	591	–
Options written	21,757	–	605
	374,598	3,712	3,887
Interest rate contracts:
Interest rate swaps	2,071,103	32,826	31,891
Forward rate agreements	1,836,186	494	593
Options purchased	105,245	4,463	–
Options written	115,516	–	4,051
Futures	53,529	2	2
	4,181,579	37,785	36,537
Credit derivatives	6,167	94	343
Embedded equity conversion feature	–	1,421	–
Equity and other contracts	23,714	1,974	1,311
Total derivative assets/liabilities – trading and other	4,586,058	44,986	42,078
Hedging
Derivatives designated as fair value hedges:
Currency swaps	56,188	817	356
Interest rate swaps	135,516	6,018	1,772
Options written	68	68	–
	191,772	6,903	2,128
Derivatives designated as cash flow hedges:
Interest rate swaps	86,190	4,653	4,438
Futures	49,527	1	–
Currency swaps	2,395	14	32
	138,112	4,668	4,470
Total derivative assets/liabilities – hedging	329,884	11,571	6,598
Total recognised derivative assets/liabilities	4,915,942	56,557	48,676

[1]	Restated – see note 1.
F-43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: DERIVATIVE FINANCIAL INSTRUMENTS continued

HEDGED CASH FLOWS

For designated cash flow hedges the following table shows when the Group’s hedged cash flows are expected to occur and when they will affect income.

								Over 20
	0-1 years	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	10-20 years	years	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	354	762	1,247	1,356	1,418	5,443	3,097	424	14,101
Forecast payable cash flows	(46)	(41)	(57)	(75)	(75)	(429)	(503)	(143)	(1,369)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	575	999	1,275	1,382	1,429	5,143	2,894	404	14,101
Forecast payable cash flows	(51)	(48)	(63)	(70)	(75)	(432)	(491)	(139)	(1,369)
								Over 20
	0-1 years	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	10-20 years	years	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	214	241	271	139	67	163	37	33	1,165
Forecast payable cash flows	(168)	(126)	(36)	(40)	(148)	(960)	(1,682)	(442)	(3,602)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	254	287	256	95	51	157	32	33	1,165
Forecast payable cash flows	(190)	(120)	(41)	(42)	(154)	(963)	(1,694)	(398)	(3,602)

There were no transactions for which cash flow hedge accounting had to be ceased in 2013 or 2012 as a result of the highly probable cash flows no longer being expected to occur.

NOTE 19: LOANS AND ADVANCES TO BANKS

	2013	2012	[1]
	£m	£m
Lending to banks	2,168	591
Money market placements with banks	23,197	32,169
Total loans and advances to banks before allowance for impairment losses	25,365	32,760
Allowance for impairment losses (note 24)	–	(3)
Total loans and advances to banks	25,365	32,757

[1]	Restated – see note 1.

Included in the amounts reported above are reverse repurchase agreements treated as collateralised loans with a carrying value of £183 million (2012: £662 million). Collateral is held with a fair value of £183 million (2012: £662 million), all of which the Group is able to repledge.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: LOANS AND ADVANCES TO CUSTOMERS

	2013	2012
	£m	£m
Agriculture, forestry and fishing	6,051	5,531
Energy and water supply	4,414	3,321
Manufacturing	7,650	8,530
Construction	7,024	7,526
Transport, distribution and hotels	22,294	26,568
Postal and telecommunications	2,364	1,397
Property companies	44,277	52,388
Financial, business and other services	44,807	49,190
Personal:
Mortgages	335,611	337,879
Other	23,230	28,334
Lease financing	4,435	6,477
Hire purchase	5,090	5,334
Total loans and advances to customers before allowance for impairment losses	507,247	532,475
Allowance for impairment losses (note 24)	(11,966)	(15,250)
Total loans and advances to customers	495,281	517,225

Included in the amounts reported above are reverse repurchase agreements treated as collateralised loans with a carrying value of £120 million (2012: £5,087 million). Collateral is held with a fair value of £112 million (2012: £4,916 million), all of which the Group is able to repledge. Included within this are collateral balances in the form of cash provided in respect of reverse repurchase agreements amounting to £49 million (2012: £2 million).

Loans and advances to customers include finance lease receivables, which may be analysed as follows:

	2013	2012
	£m	£m
Gross investment in finance leases, receivable:
Not later than 1 year	557	1,271
Later than 1 year and not later than 5 years	1,736	2,049
Later than 5 years	4,542	6,232
	6,835	9,552
Unearned future finance income on finance leases	(2,330)	(3,027)
Rentals received in advance	(70)	(30)
Commitments for expenditure in respect of equipment to be leased	–	(18)
Net investment in finance leases	4,435	6,477

The net investment in finance leases represents amounts recoverable as follows:

	2013	2012
	£m	£m
Not later than 1 year	277	835
Later than 1 year and not later than 5 years	1,140	1,491
Later than 5 years	3,018	4,151
Net investment in finance leases	4,435	6,477

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. During 2013 and 2012 no contingent rentals in respect of finance leases were recognised in the income statement. The allowance for uncollectable finance lease receivables included in the allowance for impairment losses is £6 million (2012: £33 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: LOANS AND ADVANCES TO CUSTOMERS continued

The unguaranteed residual values included in finance lease receivables were as follows:

	2013	2012
	£m	£m
Not later than 1 year	31	49
Later than 1 year and not later than 5 years	20	126
Later than 5 years	–	14
Total unguaranteed residual values	51	189

NOTE 21: SECURITISATIONS AND COVERED BONDS

SECURITISATION PROGRAMMES

Loans and advances to customers and debt securities classified as loans and receivables include loans securitised under the Group’s securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet, with the related notes in issue included within debt securities in issue. In addition to the structured entities described below, the Group sponsors three conduit programmes, Argento, Cancara and Grampian.

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

	2013		2012
	Loans and		Loans and
	advances	Notes	advances	Notes
	securitised	in issue	securitised	in issue
	£m	£m	£m	£m
Securitisation programmes[1]
UK residential mortgages	55,998	36,286	80,125	57,285
US residential mortgage-backed securities	–	–	185	221
Commercial loans	10,931	11,259	15,024	14,110
Irish residential mortgages	–	–	5,189	3,509
Credit card receivables	6,314	3,992	6,974	3,794
Dutch residential mortgages	4,381	4,508	4,547	4,682
Personal loans	2,729	750	4,412	2,000
PFI/PPP and project finance loans	525	106	688	104
Motor vehicle loans	–	–	1,039	1,086
	80,878	56,901	118,183	86,791
Less held by the Group		(38,288)		(58,732)
Total securitisation programmes (note 35)		18,613		28,059
Covered bond programmes
Residential mortgage-backed	59,576	36,473	91,420	64,593
Social housing loan-backed	2,536	1,800	2,927	2,400
	62,112	38,273	94,347	66,993
Less held by the Group		(7,606)		(26,320)
Total covered bond programmes (note 35)		30,667		40,673
Total securitisation and covered bond programmes		49,280		68,732

[1]	Includes securitisations utilising a combination of external funding and credit default swaps.

Cash deposits of £13,500 million (2012: £19,691 million) held by the Group are restricted in use to repayment of the debt securities issued by the structured entities, the term advances relating to covered bonds and other legal obligations. Additionally, the Group had certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2013 these obligations had not been triggered and the maximum exposure under these facilities was £402 million (2012: £497 million).

The Group has a number of covered bond programmes, for which Limited Liability Partnerships have been established to ring-fence asset pools and guarantee the covered bonds issued by the Group. At the reporting date the Group had over-collateralised these programmes as set out in the table above to meet the terms of the programmes, to secure the rating of the covered bonds and to provide operational flexibility. From

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21: SECURITISATIONS AND COVERED BONDS continued

time-to-time, the obligations of the Group to provide collateral may increase due to the formal requirements of the programmes. The Group may also voluntarily contribute collateral to support the ratings of the covered bonds.

The Group recognises the full liabilities associated with its securitisation and covered bond programmes within debt securities in issue, although the obligations of the Group are limited to the cashflows generated from the underlying assets. The Group could be required to provide additional support to a number of the securitisation programmes to support the credit ratings of the debt securities issued, in the form of increased cash reserves and the holding of subordinated notes. Further, certain programmes contain contractual obligations that require the Group to repurchase assets should they become credit impaired.

The Group has not voluntarily offered to repurchase assets from any of its public securitisation programmes during 2013 (2012: £471 million was voluntarily repurchased). Such repurchases are made in order to ensure that the expected maturity dates of the notes issued from these programmes are met.

NOTE 22: STRUCTURED ENTITIES

The Group’s interests in structured entities are both consolidated and unconsolidated. Detail of the Group’s interests in consolidated structured entities are set out in: note 21 for securitisations and covered bond vehicles, note 41 for structured entities associated with the Group’s pension schemes, and below in part (A) and (B). Details of the Group’s interests in unconsolidated structured entities are included below in part (C).

(A) ASSET-BACKED CONDUITS

In addition to the structured entities discussed in note 21, which are used for securitisation and covered bond programmes, the Group sponsors three asset-backed conduits, Argento, Cancara and Grampian, which invest in debt securities and client receivables. All the external assets in these conduits are consolidated in the Group’s financial statements. The total consolidated exposures in these conduits are set out in the table below:

	Argento £m	Cancara £m	Grampian £m	Total £m
At 31 December 2013
Loans and advances	161	4,781	9	4,951
Debt securities classified as loans and receivables:
Asset-backed securities	299	300	–	599
Debt securities classified as available-for-sale financial assets:
Asset-backed securities	356	–	–	356
Total assets	816	5,081	9	5,906
At 31 December 2012
Loans and advances	140	4,342	58	4,540
Debt securities classified as loans and receivables:
Asset-backed securities	603	367	358	1,328
Debt securities classified as available-for-sale financial assets:
Asset-backed securities	396	–	143	539
Total assets	1,139	4,709	559	6,407

All debt securities and lending assets held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group’s banking activities. The Group could be asked to provide support under the contractual terms of these arrangements if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption. As at 31 December 2013 and 2012 these obligations had not been triggered.

Argento and Grampian have no Commercial Paper in issue and no external liquidity providers. Any restriction on the use of the assets included in the table above by the Group is due to their use in repurchase transactions see note 20 and note 53.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22: STRUCTURED ENTITIES continued

(B) CONSOLIDATED COLLECTIVE INVESTMENT VEHICLES

The assets and liabilities of the Insurance business held in consolidated collective investment vehicles, such as Open-Ended Investment Companies and limited partnerships, are not directly available for use by the Group. However, the Group’s investment in the majority of these collective investment vehicles is readily realisable. As at 31 December 2013, the total carrying value of these consolidated collective investment vehicle assets and liabilities held by the Group was £55,934 million (2012: £68,644 million).

The Group has no contractual arrangements (such as liquidity facilities) that would require it to provide financial or other support to the consolidated collective investment vehicles; the Group has not previously provided such support and has no current intentions to provide such support.

(C) UNCONSOLIDATED COLLECTIVE INVESTMENT VEHICLES AND LIMITED PARTNERSHIPS

The Group’s direct interests in unconsolidated structured entities comprise investments in collective investment vehicles, such as Open-Ended Investment Companies and limited partnerships with a total carrying value of £24,552 million at 31 December 2013, included within financial assets designated at fair value through profit and loss (see note 17). At 31 December 2013, the total asset value of these unconsolidated structured entities, including the portion in which the Group has no interest, was £543 billion.

The Group’s maximum exposure to loss is equal to the carrying value of the investment. However, the Group’s investments in collective investment vehicles are primarily held to match policyholder liabilities in the Insurance division and the majority of the risk from a change in the value of the Group’s investment is matched by a change in policyholder liabilities. The collective investment vehicles are primarily financed by investments from investors in the vehicles.

During the year the Group has not provided any non-contractual financial or other support to these unconsolidated collective investment vehicles.

The Group considers itself the sponsor of a structured entity where it is primarily involved in the design and establishment of the structured entity; and further where the Group transfers assets to the structured entity; market products associated with the structured entity in its own name and/or provide guarantees regarding the structured entity’s performance.

The Group’s asset management businesses sponsor a range of diverse investment funds and limited partnerships where it acts as the fund manager or equivalent decision maker and markets the funds under one of the Group’s brands.

The Group earns fees from managing the investments of these funds. The investment management fees that the Group earned from unconsolidated collective investment vehicles, including those in which the Group held no interest at 31 December 2013, are reported in note 51.

NOTE 23: DEBT SECURITIES CLASSIFIED AS LOANS AND RECEIVABLES

Debt securities accounted for as loans and receivables comprise:

	2013 £m	2012 £m
Asset-backed securities:
Mortgage-backed securities	333	3,927
Other asset-backed securities	740	1,150
Corporate and other debt securities	407	402
Total debt securities classified as loans and receivables before allowance for impairment losses	1,480	5,479
Allowance for impairment losses (note 24)	(125)	(206)
Total debt securities classified as loans and receivables	1,355	5,273

For amounts included above which are subject to repurchase agreements see note 54.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24: ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES

	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Total £m
At 1 January 2012	18,732	14	276	19,022
Exchange and other adjustments	(379)	(1)	(8)	(388)
Advances written off	(8,697)	(10)	(73)	(8,780)
Recoveries of advances written off in previous years	843	–	15	858
Unwinding of discount	(374)	–	–	(374)
Charge (release) to the income statement (note 12)	5,125	–	(4)	5,121
At 31 December 2012	15,250	3	206	15,459
Exchange and other adjustments	291	–	–	291
Disposal of businesses	(176)	–	–	(176)
Advances written off	(6,229)	(3)	(82)	(6,314)
Recoveries of advances written off in previous years	456	–	–	456
Unwinding of discount	(351)	–	–	(351)
Charge to the income statement (note 12)	2,725	–	1	2,726
At 31 December 2013	11,966	–	125	12,091

Of the total allowance in respect of loans and advances to customers, £10,217 million (2012: £13,936 million) related to lending that had been determined to be impaired (either individually or on a collective basis) at the reporting date.

Of the total allowance in respect of loans and advances to customers, £2,217 million (2012: £3,309 million) was assessed on a collective basis.

NOTE 25: AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2013			2012
	Conduits £m	Other £m	Total £m	Conduits £m	Other £m	Total £m
Debt securities:
Government securities	–	38,290	38,290	–	25,555	25,555
Bank and building society certificates of deposit	–	208	208	–	188	188
Asset-backed securities:
Mortgage-backed securities	139	1,124	1,263	277	1,247	1,524
Other asset-backed securities	217	698	915	262	498	760
Corporate and other debt securities	–	1,855	1,855	–	1,848	1,848
	356	42,175	42,531	539	29,336	29,875
Equity shares	–	570	570	–	528	528
Treasury and other bills	–	875	875	–	971	971
Total available-for-sale financial assets	356	43,620	43,976	539	30,835	31,374

Details of the Group’s asset-backed conduits shown in the table above are included in note 22.

For amounts included above which are subject to repurchase agreements see note 54.

All assets have been individually assessed for impairment. The criteria used to determine whether an impairment loss has been incurred are disclosed in note 2(H).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26: INVESTMENT PROPERTIES

	2013 £m	2012 £m
At 1 January	5,405	6,122
Exchange and other adjustments	11	22
Additions:
Acquisitions of new properties	270	428
Consolidation of new subsidiary undertakings	805	411
Additional expenditure on existing properties	39	89
Total additions	1,114	928
Disposals	(1,240)	(1,403)
Changes in fair value (note 7)	156	(264)
Disposal of businesses	(582)	–
At 31 December	4,864	5,405

In addition, the following amounts have been recognised in the income statement:

	2013 £m	2012 £m
Rental income (note 9)	308	389
Direct operating expenses arising from investment properties that generate rental income	59	42

Capital expenditure in respect of investment properties:
	2013 £m	2012 £m
Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements	2	24

The investment properties are valued at least annually at open-market value, by independent professionally qualified valuers, who have recent experience in the location and categories of the investment properties being valued.

The fair value of investment properties is measured using the market approach and incorporates the income approach where appropriate. The fair value of investment property is generally measured using observable inputs. Whether investment properties are categorised as level 2 or 3 (see note 53 (4) for details of levels in the fair value hierarchy) depends on the extent of the adjustments made to observable inputs and this depends on the investment property concerned. Investment property is compared to property for which there is observable market data about its realisable value on disposal. Adjustments to this observable data are applied, if necessary, for specific characteristics of the property, such as the nature, location or condition of the specific asset. If such information is not available, alternative valuation methods using unobservable inputs, such as discounted cash flow analysis or recent prices in less active markets are used. For investment property under construction, the value on disposal is considered to be at the point at which the property is fully constructed. Adjustments are made for the costs and risks associated with construction. Investment property under construction for which fair value is not yet reliably measurable is valued at cost, until the fair value can be reliably measured.

The table above analyses movements in investment properties, all of which are categorised as level 3.

NOTE 27: GOODWILL

	2013 £m	2012 £m
At 1 January and 31 December	2,016	2,016
Cost[1]	2,362	2,362
Accumulated impairment losses	(346)	(346)
At 31 December	2,016	2,016

[1]	For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,016 million (2012: £2,016 million), £1,836 million, or 91 per cent of the total (2012: £1,836 million, 91 per cent of the total) has been allocated to Scottish Widows in the Group’s Insurance division and £170 million, or 8 per cent of the total (2012: £170 million, 8 per cent of the total) to Asset Finance in the Group’s Wealth, Asset Finance and International division.

The recoverable amount of Scottish Widows has been based on a value-in-use calculation. The calculation uses pre-tax projections of future cash flows based upon budgets and plans approved by management covering a five-year period, and a discount rate of 12 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes, product mix and margins having regard to expected market conditions and competitor activity. The discount rate is determined with reference to internal measures and available industry information. Cash flows beyond the five-year period have been extrapolated using a steady 3 per cent growth rate which does not exceed the long-term average growth rate for the life assurance market. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of Scottish Widows to fall below its balance sheet carrying value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27: GOODWILL continued

The recoverable amount of Asset Finance has also been based on a value-in-use calculation using pre-tax cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 14 per cent. The cash flows beyond the five-year period are extrapolated using a growth rate of 0.5 per cent which does not exceed the long-term average growth rates for the markets in which Asset Finance participates. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of Asset Finance to fall below the balance sheet carrying value.

NOTE 28: VALUE OF IN-FORCE BUSINESS

The gross value of in-force business asset in the consolidated balance sheet is as follows:

	2013 £m	2012 £m
Acquired value of in-force non-participating investment contracts	461	1,312
Value of in-force insurance and participating investment contracts	4,874	5,488
Total value of in-force business	5,335	6,800

The movement in the acquired value of in-force non-participating investment contracts over the year is as follows:

	2013 £m	2012 £m
At 1 January	1,312	1,391
Amortisation taken to income statement (note 11)	(54)	(79)
Disposal of businesses	(797)	–
At 31 December	461	1,312

The acquired value of in-force non-participating investment contracts includes £277 million (2012: £303 million) in relation to OEIC business.

The movement in the value of in-force insurance and participating investment contracts over the year is as follows:

	2013 £m	2012 £m
At 1 January	5,488	5,247
Exchange and other adjustments	21	(28)
Movements in the year:
New business	595	570
Existing business:
Expected return	(432)	(471)
Experience variances	(246)	52
Assumption changes	37	(90)
Economic variance	462	208
Movement in the value of in-force business taken to income statement (note 9)	416	269
Disposal of businesses	(1,051)	–
At 31 December	4,874	5,488

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

The principal features of the methodology and process used for determining key assumptions used in the calculation of the value of in-force business are set out below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28: VALUE OF IN-FORCE BUSINESS continued

ECONOMIC ASSUMPTIONS

Each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. In practice, to achieve the same result, where the cash flows are either independent of or move linearly with market movements, a method has been applied known as the ‘certainty equivalent’ approach whereby it is assumed that all assets earn a risk-free rate and all cash flows are discounted at a risk-free rate. The certainty equivalent approach covers all investment assets relating to insurance and participating investment contracts, other than the annuity business (where an illiquidity premium is included, see below).

A market-consistent approach has been adopted for the valuation of financial options and guarantees, using a stochastic option pricing technique calibrated to be consistent with the market price of relevant options at each valuation date. Further information on options and guarantees can be found on page 129.

The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds and, since late 2012, illiquid loan assets. The value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of corporate bond holdings and relevant illiquid loan assets. The determination of the market premium for illiquidity reflects actual asset allocation and relevant observable market data, and has been checked for consistency with the capital markets. The illiquidity premium is estimated to be 91 basis points at 31 December 2013 (2012: 73 basis points). Moving to the actual asset return in the calculation of the market premium for illiquidity combined with a change to the assumed level of illiquidity within the illiquid loan assets, has been to increase the value of in-force business by £118 million at 31 December 2013. This is included as an assumption change in the table above. The effect of this change on profit before tax, after also including the impacts of movements in liabilities, is given in note 36.

The risk-free rate is derived from the relevant swap curve less a deduction for credit risk. Prior to 2013, the risk-free rate for the valuation of financial options and guarantees was defined as the spot yield derived from the relevant government bond yield curve. The risk-free rate for the non-annuity business was defined as the 15 year government bond. For the annuity business, the risk-free rate was based on the UK Government bond yield curve (plus an allowance for an illiquidity premium).

The effect of deriving risk-free rates from swap curves instead of government bond yields has been to increase the value of in-force business by £132 million at 31 December 2013. This is included as an assumption change in the table above. The effect of this change on profit before tax, also after including the impacts of movements in liabilities, is given in note 36.

The table below shows the resulting range of yields and other key assumptions at 31 December for UK business:

	2013[1] %	2012%
Risk-free rate (value of in-force non-annuity business)	0.00 to 4.04	2.32
Risk-free rate (value of in-force annuity business)	0.64 to 5.06	3.25
Risk-free rate (financial options and guarantees)	0.21 to 3.45	0.22 to 3.56
Retail price inflation	3.59	3.13
Expense inflation	4.25	3.61

[1]	All risk-free rates at 31 December 2013 are quoted as the range of rates implied by the relevant swap curve.

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

LAPSE (PERSISTENCY) AND PAID-UP RATES

Lapse and paid up rates assumptions are reviewed each year. The most recent experience is considered along with the results of previous analyses and management’s views on future experience. In determining this best estimate view, a number of factors are considered, including the credibility of the results (which will be affected by the volume of data available), any exceptional events that have occurred during the period under consideration and any known or expected trends in underlying data. The pensions lapse assumptions have been strengthened due to persistency experience and to make allowance for the impact of the Office of Fair Trading review on fairness of legacy pension charges. The impact of these changes has been to decrease the value of in-force business by £158 million.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29: OTHER INTANGIBLE ASSETS

	Brands £m	Core deposit intangible £m	Purchased credit card relationships £m	Customer- related intangibles £m	Capitalised software enhancements £m	Total £m
Cost:
At 1 January 2012	596	2,770	300	881	959	5,506
Exchange and other adjustments	–	–	–	–	27	27
Additions	–	–	–	–	236	236
Disposals	–	–	–	–	(89)	(89)
At 31 December 2012	596	2,770	300	881	1,133	5,680
Exchange and other adjustments	–	–	–	–	22	22
Additions	–	–	15	–	274	289
Disposals	–	–	–	–	(92)	(92)
Disposal of businesses	–	–	–	(343)	(17)	(360)
At 31 December 2013	596	2,770	315	538	1,320	5,539
Accumulated amortisation:
At 1 January 2012	65	1,192	178	486	389	2,310
Exchange and other adjustments	–	–	–	–	25	25
Charge for the year	21	368	60	40	127	616
Disposals	–	–	–	–	(63)	(63)
At 31 December 2012	86	1,560	238	526	478	2,888
Exchange and other adjustments	–	–	–	–	9	9
Charge for the year	21	300	62	20	109	512
Disposals	–	–	–	–	(45)	(45)
Disposal of businesses	–	–	–	(104)	–	(104)
At 31 December 2013	107	1,860	300	442	551	3,260
Balance sheet amount at 31 December 2013	489	910	15	96	769	2,279
Balance sheet amount at 31 December 2012	510	1,210	62	355	655	2,792

Included within brands above are assets of £380 million (31 December 2012: £380 million) that have been determined to have indefinite useful lives and are not amortised. These brands use the Bank of Scotland name which has been in existence for over 300 years. These brands are well established financial services brands and there are no indications that they should not have an indefinite useful life.

The core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates, and the balance sheet amount at 31 December 2013 shown above will be amortised, in accordance with the Group’s accounting policy, on a straight line basis over its remaining useful life of four years.

The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased.

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income.

Capitalised software enhancements principally comprise identifiable and directly associated internal staff and other costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30: TANGIBLE FIXED ASSETS

	Premises £m	Equipment £m	Operating lease assets £m	Total tangible fixed assets £m
Cost:
At 1 January 2012	2,454	4,792	5,519	12,765
Exchange and other adjustments	2	(82)	(11)	(91)
Additions	225	711	1,314	2,250
Disposals	(65)	(306)	(1,924)	(2,295)
Write-offs	–	(1,562)	–	(1,562)
At 31 December 2012	2,616	3,553	4,898	11,067
Exchange and other adjustments	–	83	(17)	66
Additions	300	758	1,326	2,384
Disposals	(48)	(406)	(1,460)	(1,914)
Disposal of businesses	(2)	(94)	(80)	(176)
At 31 December 2013	2,866	3,894	4,667	11,427
Accumulated depreciation and impairment:
At 1 January 2012	1,097	2,983	1,012	5,092
Exchange and other adjustments	(8)	(77)	52	(33)
Depreciation charge for the year	130	432	869	1,431
Disposals	(28)	(266)	(909)	(1,203)
Write-offs	–	(1,562)	–	(1,562)
At 31 December 2012	1,191	1,510	1,024	3,725
Exchange and other adjustments	4	18	(10)	12
Depreciation charge for the year	145	418	811	1,374
Disposals	(41)	(305)	(808)	(1,154)
Disposal of businesses	–	(68)	(32)	(100)
At 31 December 2013	1,299	1,573	985	3,857
Balance sheet amount at 31 December 2013	1,567	2,321	3,682	7,570
Balance sheet amount at 31 December 2012	1,425	2,043	3,874	7,342

At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2013 £m	2012 £m
Receivable within 1 year	1,053	1,039
1 to 5 years	1,165	1,291
Over 5 years	356	435
Total future minimum rentals receivable	2,574	2,765

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2013 and 2012 no contingent rentals in respect of operating leases were recognised in the income statement.

In addition, total future minimum sub-lease income of £19 million at 31 December 2013 (£30 million at 31 December 2012) is expected to be received under non-cancellable sub-leases of the Group’s premises.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31: OTHER ASSETS

	2013 £m	2012 £m	[1]
Assets arising from reinsurance contracts held (note 36 and note 38)	732	2,320
Deferred acquisition and origination costs (see below)	130	774
Settlement balances	2,904	1,332
Corporate pension asset	9,984	6,353
Investments in joint ventures and associates (note 13)	101	313
Assets of disposal groups (note 16)	7,988	194
Other assets and prepayments	5,187	7,212
Total other assets	27,026	18,498

[1]	Restated – see note 1.

Deferred acquisition and origination costs:

	2013 £m	2012 £m
At 1 January	774	693
Costs deferred, net of amounts amortised to the income statement	(19)	80
Exchange and other adjustments	–	1
Disposal of businesses	(625)	–
At 31 December	130	774

NOTE 32: DEPOSITS FROM BANKS

	2013 £m	2012 £m
Liabilities in respect of securities sold under repurchase agreements	1,874	23,368
Other deposits from banks	12,108	15,037
Deposits from banks	13,982	38,405

Included in the amounts reported above are deposits held as collateral for facilities granted, with a carrying value of £1,874 million (2012: £23,078 million) and a fair value of £2,112 million (2012: £25,682 million).

Included in the amounts reported above are collateral balances in the form of cash provided in respect of repurchase agreements amounting to £nil (2012: £4 million).

NOTE 33: CUSTOMER DEPOSITS

	2013 £m	2012 £m
Non-interest bearing current accounts	40,802	36,909
Interest bearing current accounts	77,789	65,202
Savings and investment accounts	265,422	261,573
Liabilities in respect of securities sold under repurchase agreements	2,978	4,433
Other customer deposits	54,320	58,795
Customer deposits	441,311	426,912

Included in the amounts reported above are deposits held as collateral for facilities granted, with a carrying value of £2,978 million (2012: £4,429 million) and a fair value of £3,114 million (2012: £4,552 million).

Included in the amounts reported above are collateral balances in the form of cash provided in respect of repurchase agreements amounting to £416 million (2012: £192 million).

Included in the amounts reported above are deposits of £258,384 million (2012: £246,965 million) which are protected under the UK Financial Services Compensation Scheme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34: TRADING AND OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2013 £m	2012 £m	[1]
Liabilities held at fair value through profit or loss	5,306	5,700
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	28,902	24,553
Short positions in securities	6,890	2,200
Other	2,527	939
	38,319	27,692
Trading and other financial liabilities at fair value through profit or loss	43,625	33,392

[1]	Restated – see note 1.

Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2013 was £6,625 million, which was £1,358 million higher than the balance sheet carrying value (2012: £6,553 million, which was £853 million higher than the balance sheet carrying value). At 31 December 2013 there was a cumulative £214 million increase in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount a decrease of £40 million arose in 2013 and an increase of £437 million arose in 2012.

NOTE 35: DEBT SECURITIES IN ISSUE

	2013 £m	2012 £m	[1]
Medium-term notes issued	23,921	29,537
Covered bonds (note 21)	30,667	40,673
Certificates of deposit issued	8,866	11,087
Securitisation notes (note 21)	18,613	28,059
Commercial paper	5,035	7,897
Total debt securities in issue	87,102	117,253

[1]	Restated – see note 1.

NOTE 36: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS

Insurance contract and participating investment contract liabilities are comprised as follows:

	2013			2012
	Gross £m	Reinsurance £m [1]	Net £m	Gross £m	Reinsurance £m [1]	Net £m
Life insurance (see (1) below):
Insurance contracts	67,626	(675)	66,951	65,650	(2,257)	63,393
Participating investment contracts	14,416	–	14,416	16,489	–	16,489
	82,042	(675)	81,367	82,139	(2,257)	79,882
Non-life insurance contracts (see (2) below):
Unearned premiums	442	(10)	432	494	(16)	478
Claims outstanding	293	–	293	320	(1)	319
	735	(10)	725	814	(17)	797
Total	82,777	(685)	82,092	82,953	(2,274)	80,679

[1]	Reinsurance balances are reported within other assets (note 31).
F-56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

(1) LIFE INSURANCE

The movement in life insurance contract and participating investment contract liabilities over the year can be analysed as follows:

	Insurance contracts £m	Participating investment contracts £m	Gross £m	Reinsurance £m	Net £m
At 1 January 2012	62,399	15,631	78,030	(2,452)	75,578
New business	2,757	65	2,822	(67)	2,755
Changes in existing business	668	794	1,462	253	1,715
Change in liabilities charged to the income statement (note 10)	3,425	859	4,284	186	4,470
Exchange and other adjustments	(174)	(1)	(175)	9	(166)
At 31 December 2012	65,650	16,489	82,139	(2,257)	79,882
New business	4,008	295	4,303	(28)	4,275
Changes in existing business	3,230	(2,349)	881	76	957
Change in liabilities charged to the income statement (note 10)	7,238	(2,054)	5,184	48	5,232
Exchange and other adjustments	(2)	(11)	(13)	(7)	(20)
Disposal of businesses	(5,260)	(8)	(5,268)	1,541	(3,727)
At 31 December 2013	67,626	14,416	82,042	(675)	81,367

Liabilities for insurance contracts and participating investment contracts can be split into with-profit fund liabilities, accounted for using the PRA’s realistic capital regime (realistic liabilities) and non-profit fund liabilities, accounted for using a prospective actuarial discounted cash flow methodology, as follows:

	2013			2012
	With-profit fund £m	Non-profit fund £m	Total £m	With-profit fund £m	Non-profit fund £m	Total £m
Insurance contracts	11,739	55,887	67,626	12,383	53,267	65,650
Participating investment contracts	9,227	5,189	14,416	9,646	6,843	16,489
Total	20,966	61,076	82,042	22,029	60,110	82,139

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

(III) ASSUMPTIONS

Key assumptions used in the calculation of with-profit liabilities, and the processes for determining these, are:

Investment returns and discount rates

The realistic capital regime dictates that with-profit fund liabilities are valued on a market-consistent basis. This is achieved by the use of a valuation model which values liabilities on a basis calibrated to tradable market option contracts and other observable market data. The with-profit fund financial options and guarantees are valued using a stochastic simulation model where all assets are assumed to earn, on average, the risk-free

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

yield and all cash flows are discounted using the risk-free yield. The risk-free yield is defined as the spot yield derived from the relevant swap curve, adjusted for credit risk. Further information on significant options and guarantees is given on page 129.

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

In August 2013 the Group announced the sale of Heidelberger Leben, which is expected to complete in the first quarter of 2014.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

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

Key changes in assumptions

A detailed review of the Group’s assumptions in 2013 resulted in the following key impacts on profit before tax:

–	Change in persistency assumptions (£210 million decrease).

–	Change in the assumption in respect of current and future mortality rates (£114 million increase).

–	Change in expenses assumptions (£34 million increase).

–	Move to swap curves to derive risk-free rates (£174 million increase).

–	Determination of illiquidity premium for annuity business based on actual asset allocation and change to assumed level of illiquidity within illiquid loan assets (£118 million increase).

These amounts include the impacts of movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.

(2) NON-LIFE INSURANCE

Gross non-life insurance contract liabilities are analysed by line of business as follows:

	2013 £m	2012 £m
Credit protection	60	94
Home	673	718
Health	2	2
Total gross non-life insurance contract liabilities	735	814

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

The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

	Gross £m	Reinsurance £m	Net £m
Provisions for unearned premiums
At 1 January 2012	566	(23)	543
Increase in the year	1,081	(31)	1,050
Release in the year	(1,153)	38	(1,115)
Change in provision for unearned premiums charged to income statement (note 8)	(72)	7	(65)
At 31 December 2012	494	(16)	478
Increase in the year	972	(18)	954
Release in the year	(1,021)	24	(997)
Change in provision for unearned premiums charged to income statement (note 8)	(49)	6	(43)
Exchange translation	(3)	–	(3)
At 31 December 2013	442	(10)	432
F-59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

	Gross £m	Reinsurance £m	Net £m
Claims outstanding
Notified claims	313	(1)	312
Incurred but not reported	82	(1)	81
At 1 January 2012	395	(2)	393
Cash paid for claims settled in the year	(455)	1	(454)
Increase (decrease) in liabilities:
Arising from current year claims	492	–	492
Arising from prior year claims	(111)	–	(111)
Change in liabilities charged to income statement (note 10)	(74)	1	(73)
Exchange and over adjustments	(1)	–	(1)
At 31 December 2012	320	(1)	319
Cash paid for claims settled in the year	(385)	–	(385)
Increase (decrease) in liabilities:
Arising from current year claims	379	–	379
Arising from prior year claims	(27)	1	(26)
Change in liabilities charged to income statement (note 10)	(33)	1	(32)
Exchange and other adjustments	6	–	6
At 31 December 2013	293	–	293
Notified claims	263	–	263
Incurred but not reported	30	–	30
At 31 December 2013	293	–	293
Notified claims	280	–	280
Incurred but not reported	40	(1)	39
At 31 December 2012	320	(1)	319

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

NON-LIFE INSURANCE ALL RISKS – GROSS

	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m	Total £m
Accident year
Estimate of ultimate claims costs:
At end of accident year	317	205	639	609	446	421	349	2,986
One year later	311	199	539	517	366	382
Two years later	299	195	494	497	353
Three years later	292	187	487	493
Four years later	285	186	483
Five years later	286	186
Six years later	286
Current estimate in respect of above claims	286	186	483	493	353	382	349	2,532
Current estimate of claims relating to general insurance business acquired in 2009	388	256	–	–	–	–	–	644
Current estimate of cumulative claims	674	442	483	493	353	382	349	3,176
Cumulative payments to date	(671)	(436)	(475)	(475)	(332)	(344)	(165)	(2,898)
Liability recognised in the balance sheet	3	6	8	18	21	38	184	278
Liability in respect of earlier years								–
Total liability included in the balance sheet								278

The liability of £278 million shown in the above table excludes £10 million of unallocated claims handling expenses and £5 million of unexpired risk reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: LIFE INSURANCE SENSITIVITY ANALYSIS

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

	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m
At 31 December 2013
Non-annuitant mortality and morbidity[1]	5% reduction	39	31
Annuitant mortality[2]	5% reduction	(151)	(121)
Lapse rates[3]	10% reduction	132	106
Future maintenance and investment expenses[4]	10% reduction	194	155
Risk-free rate[5]	0.25% reduction	50	40
Guaranteed annuity option take up6	5% addition	–	–
Equity investment volatility[7]	1% addition	(8)	(6)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(238)	(191)
Increase in illiquidity premia[9]	0.10% addition	82	66
	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m
At 31 December 2012
Non-annuitant mortality and morbidity[1]	5% reduction	43	33
Annuitant mortality[2]	5% reduction	(170)	(131)
Lapse rates[3]	10% reduction	117	90
Future maintenance and investment expenses[4]	10% reduction	199	153
Risk-free rate[5]	0.25% reduction	26	20
Guaranteed annuity option take up6	5% addition	(9)	(7)
Equity investment volatility[7]	1% addition	(7)	(5)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(239)	(184)
Increase in illiquidity premia[9]	0.10% addition	93	72

Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

[1]	This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.

[2]	This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.

[3]	This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.

[4]	This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.

[5]	This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.

[6]	This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.

[7]	This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.

[8]	This sensitivity shows the impact of a 25 basis point increase in credit default spreads on corporate bonds and the corresponding reduction in market values. Swap curves, the risk-free rate and illiquidity premia are all assumed to be unchanged.

[9]	This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premia. It assumes the overall spreads on assets are unchanged and hence market values are unchanged. Swap curves and the non-annuity risk-free rate are both assumed to be unchanged. The increased illiquidity premium increases the annuity risk-free rate.
F-61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: LIABILITIES ARISING FROM NON-PARTICIPATING INVESTMENT CONTRACTS

The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	Gross £m	Reinsurance £m	Net £m
At 1 January 2012	49,636	(57)	49,579
New business	4,236	(1)	4,235
Changes in existing business	526	12	538
Exchange and other adjustments	(26)	–	(26)
At 31 December 2012	54,372	(46)	54,326
New business	1,294	(1)	1,293
Changes in existing business	1,899	–	1,899
Disposal of business	(29,953)	–	(29,953)
Exchange and other adjustments	(22)	–	(22)
At 31 December 2013	27,590	(47)	27,543

NOTE 39: UNALLOCATED SURPLUS WITHIN INSURANCE BUSINESSES

The movement in the unallocated surplus within long-term insurance businesses over the year can be analysed as follows:

	2013 £m	2012 £m
At 1 January	267	300
Change in unallocated surplus recognised in the income statement (note 10)	123	(31)
Exchange and other adjustments	1	(2)
At 31 December	391	267

NOTE 40: OTHER LIABILITIES

	2013 £m	2012[1] £m
Settlement balances	3,358	2,040
Unitholders’ interest in Open Ended Investment Companies	22,219	33,651
Liabilities of disposal groups (note 16)	7,302	214
Other creditors and accruals	7,728	10,888
Total other liabilities	40,607	46,793

[1]	Restated – see note 1.
F-62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: RETIREMENT BENEFIT OBLIGATIONS

	2013 £m	2012 £m	[1]	2011 £m	[1]
Charge to the income statement
Past service charges (credits)[2]	104	(250)		–
Other	392	349		395
Defined benefit pension schemes	496	99		395
Other post-retirement benefit schemes	7	11		13
Total defined benefit schemes	503	110		408
Defined contribution pension schemes	255	229		202
Total charge to the income statement	758	339		610

[1]	Restated – see note 1.

[2]	The Group has agreed certain changes to early retirement and commutation factors in two of its principal defined benefit pension schemes, resulting in a cost of £104 million recognised in the Group’s income statement in the year ended 31 December 2013. In 2012, there was a net credit of £250 million following a decision to link discretionary pension increases in certain schemes to the Consumer Price Index (note 11).

	2013 £m	2012 £m [1]
Amounts recognised in the balance sheet
Retirement benefit assets	98	741
Retirement benefit obligations	(1,096)	(1,905)
Total amounts recognised in the balance sheet	(988)	(1,164)

The total amount recognised in the balance sheet relates to:
	2013 £m	2012 £m [1]
Defined benefit pension schemes	(787)	(957)
Other post-retirement benefit schemes	(211)	(207)
Total amounts recognised in the balance sheet	(998)	(1,164)

[1]	Restated – see note 1.

PENSION SCHEMES

DEFINED BENEFIT SCHEMES

(I) Characteristics of and risks associated with the Group’s schemes

The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the defined benefit sections of the Lloyds Bank Pension Schemes No’s 1 and 2 and the HBOS Final Salary Pension Scheme. These schemes provide retirement benefits calculated as a percentage of final pensionable salary depending upon the length of service; the minimum retirement age under the rules of the schemes at 31 December 2013 was generally 55 although certain categories of member are deemed to have a contractual right to retire at 50.

The Group operates a number of funded and unfunded pension arrangements, the majority, including the three most significant schemes, are funded schemes in the UK. All schemes are operated as separate legal entities under trust law by the trustees. All UK schemes are funded in compliance with the Pensions Act 2004. A valuation exercise is carried out for each scheme at least every three years, whereby scheme assets are measured at market value and liabilities (‘Technical Provisions’) are measured using prudent assumptions, if a deficit is identified a recovery plan is agreed and sent to the Pensions Regulator for review. The outcome of this valuation process, including agreement of any recovery plans, is agreed between the Group and the scheme Trustee. The Group’s overseas defined benefit pension schemes are subject to local regulatory arrangements.

The latest full valuations of the three main schemes were carried out as at 30 June 2011; the results have been updated to 31 December 2013 by qualified independent actuaries. The last full valuations of other Group schemes were carried out on a number of different dates; these have been updated to 31 December 2013 by qualified independent actuaries.

During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No 1 and Lloyds Bank Pension Scheme No 2 of approximately £1 billion in aggregate. These contributions took the form of interests in limited liability partnerships for each of the two schemes which contained assets of approximately £5.4 billion in aggregate entitling the schemes to annual payments of approximately £215 million in aggregate until 31 December 2014. Thereafter, assuming that all distributions have been made, the value of the partnership interests will equate to a nominal amount. At 31 December 2013, the limited liability partnerships held assets of approximately £5.4 billion and cash payments of £215 million were made to the pension schemes during the year (2012: £215 million). The limited liability partnerships are consolidated fully in the Group’s balance sheet (see note 22).

The Group has also established two private limited companies which hold assets to provide security for the Group’s obligations to the HBOS Final Salary Pension Scheme and a section of the Lloyds Bank Pension Scheme No 1. At 31 December 2013 these held assets of approximately £2.6 billion in aggregate; they do not make any distributions to the pension schemes. The private limited companies are consolidated fully in the Group’s balance sheet.

The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2013.

F-63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: RETIREMENT BENEFIT OBLIGATIONS continued

The Group currently expects to pay contributions of approximately £525 million to its defined benefit schemes in 2014.

The responsibility for the governance of the Group’s funded defined benefit pension schemes lies with the Pension Trustees. Each of the Group’s funded UK defined benefit pension schemes are managed by a Trustee Board (the Trustee) whose role is to ensure that their Scheme is administered in accordance with the Scheme rules and relevant legislation, and to safeguard the assets in the best interests of all members and beneficiaries. The Trustee is solely responsible for setting investment policy and for agreeing funding requirements with the employer through the triennial valuation process. The Board of Trustees must be composed of representatives of the Company and plan participants in accordance with the Scheme’s regulations.

(II) Amounts in the financial statements

	2013 £m	2012 £m
Amount included in the balance sheet
Present value of funded obligations	(33,355)	(31,324)
Fair value of scheme assets	32,568	30,367
Net amount recognised in the balance sheet	(787)	(957)
	2013	2012
	£m	£m
Net amount recognised in the balance sheet
At 1 January	(957)	592
Net defined benefit pension expense	(496)	(99)
Actuarial losses on defined benefit obligation	(1,265)	(2,607)
Return on plan assets	1,133	484
Employer contributions	804	669
Exchange and other adjustments	(6)	4
At 31 December	(787)	(957)

	2013 £m	2012 £m
Movements in the defined benefit obligation
At 1 January	(31,324)	(28,236)
Current service cost	(351)	(360)
Interest expense	(1,414)	(1,373)
Remeasurements:
Actuarial (losses) gains – experience	184	(495)
Actuarial (losses) gains – demographic assumptions	15	(233)
Actuarial (losses) gains – financial assumptions	(1,464)	(1,879)
Benefits paid	1,061	995
Past service cost	(5)	(16)
Employee contributions	(3)	(3)
Curtailments	(104)	250
Settlements	62	12
Exchange and other adjustments	(12)	14
At 31 December	(33,355)	(31,324)
The total defined benefit obligation comprises:
Amounts owing to active members	(8,647)	(8,004)
Amounts owing to deferred members	(9,927)	(8,927)
Amounts owing to pensioners	(13,547)	(13,207)
Amounts owing to dependents	(1,234)	(1,186)
Total defined benefit obligation at 31 December	(33,355)	(31,324)
F-64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: RETIREMENT BENEFIT OBLIGATIONS continued

	2013 £m	2012 £m
Changes in the fair value of scheme assets
At 1 January	30,367	28,828
Return on plan assets excluding amounts included in interest income	1,133	484
Interest income	1,392	1,433
Employer contributions	804	669
Employee contributions	3	3
Benefits paid	(1,061)	(995)
Settlements	(55)	(16)
Administrative costs paid	(21)	(29)
Exchange and other adjustments	6	(10)
At 31 December	32,568	30,367

Composition of scheme assets:

	2013			2012
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equity instruments	1,276	–	1,276	2,016	–	2,016
Debt instruments	12,845	–	12,845	10,704	–	10,704
Property	–	1,062	1,062	–	1,100	1,100
Pooled investment vehicles	4,684	10,671	15,355	4,337	10,975	15,312
Money market instruments, cash, derivatives and other assets and liabilities	506	1,524	2,030	522	713	1,235
At 31 December	19,311	13,257	32,568	17,579	12,788	30,367

The assets of all the funded plans are held independently of the Group’s assets in separate trustee administered funds.

An analysis by credit rating of the pension schemes’ debt securities is provided below:

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2013
Fixed interest government bonds	877	884	143	218	80	–	2,202
Index linked government bonds	6,955	–	–	–	–	–	6,955
Corporate and other debt securities	127	442	1,305	1,206	482	75	3,637
Asset-backed securities	–	–	–	–	–	51	51
Total debt securities	7,959	1,326	1,448	1,424	562	126	12,845
At 31 December 2012
Fixed interest government bonds	772	97	29	94	–	–	992
Index linked government bonds	6,288	–	–	–	–	–	6,288
Corporate and other debt securities	153	478	1,289	835	243	85	3,083
Asset-backed securities	–	–	27	208	57	49	341
Total debt securities	7,213	575	1,345	1,137	300	134	10,704
F-65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: RETIREMENT BENEFIT OBLIGATIONS continued

The pension schemes’ pooled investment vehicles comprise:

	2013 £m	2012 £m
UK equity investment funds	457	2,996
Non-UK equity investment funds	2,177	2,265
Fixed interest and index linked government bond funds	277	331
Corporate bond funds	469	466
Private equity	963	902
Infrastructure funds	690	635
Property partnerships and unit trusts	383	427
Hedge and mutual funds	2,382	1,846
Reinsurance (OEICs) vehicles	654	315
Mezzanine debt funds	108	111
Long-term equity funds	84	114
Emerging market equity funds	1,018	1,051
Emerging market debt funds	1,142	705
Multi strategy alternative credit funds	749	–
Asset-backed pension contribution schemes	214	429
Liquidity funds	3,588	2,719
At 31 December	15,355	15,312

The expense recognised in the income statement for the year ended 31 December comprises:

	2013 £m	2012 £m	2011 £m
Current service cost	351	360	380
Net interest amount	22	(60)	(20)
Past service credits and curtailments (see below)	104	(250)	(25)
Settlements	(7)	4	8
Past service cost – plan amendments	5	16	20
Plan administration costs incurred during the year	21	29	32
Total defined benefit pension expense	496	99	395

The Group has agreed certain changes to early retirement and commutation factors in two of its principal defined benefit pension schemes, resulting in a cost of £104 million recognized in the Group’s income statement in the year ended 31 December 2013. In 2012, there was a net credit of £250 million following a decision to link discretionary pension increases in certain schemes to the Consumer Price Index (note 11).

ASSUMPTIONS

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2013%	2012%
Discount rate	4.60	4.60
Rate of inflation:
Retail Prices Index	3.30	2.90
Consumer Price Index	2.30	2.00
Rate of salary increases	2.00	2.00
Rate of increase for pensions in payment	2.80	2.70
	2013	2012
	Years	Years
Life expectancy for member aged 60, on the valuation date:
Men	27.4	27.4
Women	29.7	29.7
Life expectancy for member aged 60, 15 years after the valuation date:
Men	28.6	28.5
Women	31.0	30.9
F-66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: RETIREMENT BENEFIT OBLIGATIONS continued

The mortality assumptions used in the scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2013 is assumed to live for, on average, 27.4 years for a male and 29.7 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60.

(III) AMOUNT TIMING AND UNCERTAINTY OF FUTURE CASH FLOWS

Risk exposure of the defined benefit schemes

Whilst the Group is not exposed to any unusual, entity specific or scheme specific risks in its defined benefit pension schemes, it is exposed to a number of significant risks, detailed below:

Inflation rate risk: the majority of the plans’ benefit obligations are linked to inflation both in deferment and once in payment. Higher inflation will lead to higher liabilities although this will be partially offset by holdings of inflation-linked gilts and, in most cases, caps on the level of inflationary increases are in place to protect against extreme inflation.

Interest rate risk: The defined benefit obligation is determined using a discount rate derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities although this will be partially offset by an increase in the value of bond holdings.

Longevity risk: The majority of the schemes obligations are to provide benefits for the life of the members so increases in life expectancy will result in an increase in the plans’ liabilities.

Investment risk: Scheme assets are invested in a diversified portfolio of debt securities, equities and other return-seeking assets. If the assets underperform the discount rate used to calculate the defined benefit obligation, it will reduce the surplus or increase the deficit. Volatility in asset values and the discount rate will lead to volatility in the net pension liability on the Group’s balance sheet and in other comprehensive income. To a lesser extent this will also lead to volatility in the pension expense in the Group’s income statement.

The ultimate cost of the defined benefit obligations to the Group will depend upon actual future events rather than the assumptions made. The assumptions made are unlikely to be borne out in practice and as such the cost may be higher or lower than expected.

SENSITIVITY ANALYSIS

The effect of reasonably possible changes in key assumptions on the value of scheme liabilities and the resulting pension charge in the Group’s income statement and on the net defined benefit pension scheme liability, for the Group’s three most significant schemes, is set out below. The sensitivities provided assume that all other assumptions and the value of the schemes’ assets remain unchanged, and are not intended to represent changes that are at the extremes of possibility. The calculations are approximate in nature and full detailed calculations could lead to a different result. It is unlikely that isolated changes to individual assumptions will be experienced in practice. Due to the correlation of assumptions, aggregating the effects of these isolated changes may not be a reasonable estimate of the actual effect of simultaneous changes in multiple assumptions.

	Effect of reasonably possible alternative assumptions
	Increase (decrease)		Increase (decrease) in the
	in the income		net defined benefit pension scheme
	statement charge		liability
	2013	2012	2013	2012
	£m	£m	£m	£m
Inflation(including pension increases):[1]
Increase of 0.5 per cent	108	137	1,833	2,362
Decrease of 0.5 per cent	(93)	(110)	(1,706)	(1,888)
Discount rate:[2]
Increase of 0.5 per cent	(166)	(152)	(2,638)	(2,396)
Decrease of 0.5 per cent	155	151	2,890	2,740
Expected life expectancy of members:
Increase of one year	38	40	686	675
Decrease of one year	(36)	(39)	(676)	(664)

[1]	At 31 December 2013, the assumed rate of RPI inflation is 3.3 per cent and CPI inflation 2.3 per cent (2012: RPI 2.90 per cent and CPI 2.00 per cent).

[2]	At 31 December 2013, the assumed discount rate is 4.6 per cent (2012: 4.60 per cent).
F-67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: RETIREMENT BENEFIT OBLIGATIONS continued

SENSITIVITY ANALYSIS METHOD AND ASSUMPTIONS

The sensitivity analysis above reflects the impact on the Group’s three most significant schemes which account for over 90 per cent of the Group’s defined benefit obligations. Whilst differences in the underlying liability profiles for the remainder of the Group’s pension arrangements mean they may exhibit slightly different sensitivities to variations in these assumptions, the sensitivities provided above are indicative of the impact across the Group as a whole.

The inflation assumption sensitivity applies to both the assumed rate of increase in the Consumer Prices Index (CPI) and the Retail Prices Index (RPI), and include the impact on the rate of increases to pensions, both before and after retirement. These pension increases are linked to inflation (either CPI or RPI) subject to certain minimum and maximum limits.

The sensitivity analysis (including the inflation sensitivity) does not include the impact of any possible change in the rate of salary increases. These increases are capped at a maximum of 2 per cent per annum, and have been assumed to increase at this maximum rate in both 2012 and 2013, therefore there is no sensitivity to an increase in this assumption. The Group is currently in formal consultation with the members of its defined benefit pension schemes regarding proposed changes to the way pensionable pay is calculated, which if introduced would reduce the rate of salary increases to zero. If implemented these changes would have the effect of decreasing both the Group’s income statement charge and net defined benefit scheme liability.

The life expectancy assumption has been applied by allowing for an increase/decrease in life expectation from age 60 of one year, based upon the approximate weighted average age for each scheme. Whilst this is an approximate approach and will not give the same result as a one year increase in life expectancy at every age, it provides an appropriate indication of the potential impact on the schemes from changes in life expectancy.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the re-stated prior year.

ASSET-LIABILITY MATCHING STRATEGIES

The main schemes’ assets are invested in a diversified portfolio, consisting primarily of debt securities and equities. The investment strategy is not static and will evolve to reflect the structure of liabilities within the schemes. Specific asset-liability matching strategies for each pension plan are independently determined by the responsible governance body for each scheme and in consultation with the employer.

A significant goal of the asset-liability matching strategies adopted by Group schemes is to reduce volatility caused by changes in market expectations of interest rates and inflation. In the main, this is achieved by investing scheme assets in bonds, primarily fixed interest gilts and index linked gilts, and by entering into interest rate and inflation swap arrangements. These investments are structured to take into account the profile of scheme liabilities, and actively managed to reflect both changing market conditions and changes to the liability profile.

The current asset-liability matching strategy has the objective of mitigating approximately 54 per cent (2012: 45 per cent) of the interest rate volatility and 71 per cent (2012: 54 per cent) of the inflation rate volatility of the liabilities.

MATURITY PROFILE OF DEFINED BENEFIT OBLIGATION

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution and timing of benefit payments:

	2013	2012
	Years	Years
Duration of the defined benefit obligation	19	19
	2013	2012
	£m	£m
Maturity analysis of benefits expected to be paid
Benefits expected to be paid within 12 months	1,067	999
Benefits expected to be paid between 1 and 2 years	1,009	970
Benefits expected to be paid between 2 and 5 years	3,420	3,210
Benefits expected to be paid between 5 and 10 years	7,207	6,739
Benefits expected to be paid between 10 and 15 years	8,945	8,446
Benefits expected to be paid between 15 and 25 years	21,102	20,072
Benefits expected to be paid between 25 and 35 years	20,851	19,767
Benefits expected to be paid between 35 and 45 years	16,374	15,508
Benefits expected to be paid in more than 45 years	11,403	11,096

MATURITY ANALYSIS METHOD AND ASSUMPTIONS

The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including allowance for expected future inflation. They are shown in their undiscounted form and therefore appear large relative to the discounted assessment of the defined benefit obligations recognised in the Group’s balance sheet. They are in respect of benefits that have been accrued prior to the respective year-end date only and make no allowance for any benefits that may have been accrued subsequently.

DEFINED CONTRIBUTION SCHEMES

The Group operates a number of defined contribution pension schemes in the UK and overseas, principally Your Tomorrow and the defined contribution sections of the Lloyds Bank Pension Scheme No. 1.

During the year ended 31 December 2013 the charge to the income statement in respect of defined contribution schemes was £255 million (2012: £229 million; 2011: £202 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

F-68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: RETIREMENT BENEFIT OBLIGATIONS continued

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

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 30 June 2008; this valuation has been updated to 31 December 2013 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.90 per cent (2012: 6.50 per cent).

Movements in the other post-retirement benefits obligation:

	2013	2012
	£m	£m
At 1 January	(207)	(188)
Exchange and other adjustments	–	(3)
Actuarial loss	(4)	(13)
Insurance premiums paid	7	8
Charge for the year	(7)	(11)
At 31 December	(211)	(207)

NOTE 42: DEFERRED TAX

The movement in the net deferred tax balance is as follows:

	2013	2012
	£m	£m
Asset at 1 January
As previously reported		4,182
Restatement (notes 1 and 56)		139
Restated	4,586	4,321
Exchange and other adjustments	7	(14)
Disposals	558	–
Income statement (charge) credit (note 14):
Due to change in UK corporation tax rate	(594)	(320)
Other	(158)	(244)
	(752)	(564)
Amount credited (charged) to equity:
Post-retirement defined benefit scheme remeasurements	28	491
Available-for-sale financial assets (note 47)	274	344
Cash flow hedges (note 47)	374	1
Share-based compensation	26	7
	702	843
Asset at 31 December	5,101	4,586

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

	2013	2012		2013	2012
Statutory position	£m	£m	Tax disclosure	£m	£m
Deferred tax assets	5,104	4,913	Deferred tax assets	8,097	8,997
Deferred tax liabilities	(3)	(327)	Deferred tax liabilities	(2,996)	(4,411)
Asset at 31 December	5,101	4,586	Asset at 31 December	5,101	4,586
F-69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42: DEFERRED TAX continued

The deferred tax (charge) credit in the income statement comprises the following temporary differences:

	2013	2012	2011
	£m	£m	£m
Accelerated capital allowances	482	410	319
Pensions and other post-retirement benefits	(14)	(237)	(120)
Long-term assurance business	86	(869)	596
Allowances for impairment losses	(86)	(332)	(56)
Tax losses carried forward	(1,049)	974	(919)
Tax on fair value of acquired assets	322	28	(107)
Other temporary differences	(493)	(538)	577
Deferred tax (charge) credit in the income statement	(752)	(564)	290

Deferred tax assets and liabilities are comprised as follows:

	2013	2012
	£m	£m
Deferred tax assets:
Pensions and other post-retirement benefits	288	271
Accelerated capital allowances	649	167
Allowances for impairment losses	22	227
Other provisions	45	109
Available-for-sale asset revaluation	–	286
Tax losses carried forward	6,338	7,034
Other temporary differences	755	903
Total deferred tax assets	8,097	8,997
	2013	2012
	£m	£m
Deferred tax liabilities:
Accelerated capital allowances	–	–
Long-term assurance business	(1,195)	(1,849)
Available-for-sale asset revaluation	(30)	–
Tax on fair value of acquired assets	(1,236)	(1,741)
Effective interest rates	(19)	(34)
Derivatives	(190)	(333)
Other temporary differences	(326)	(454)
Total deferred tax liabilities	(2,996)	(4,411)

The Finance Act 2013 (the Act) was substantively enacted on 2 July 2013. The Act further reduced the main rate of corporation tax to 21 per cent with effect from 1 April 2014 and 20 per cent with effect from 1 April 2015. The change in the main rate of corporation tax from 23 per cent to 20 per cent has resulted in a reduction in the Group’s net deferred tax asset at 31 December 2013 of £636 million, comprising the £594 million charge included in the income statement and a £42 million charge included in equity.

DEFERRED TAX ASSETS

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through future taxable profits is probable. Group companies have recognised deferred tax assets of £6,338 million (2012: £7,034 million) in relation to trading tax losses carried forward. After reviews of medium-term profit forecasts, the Group considers that there will be sufficient profits in the future against which these losses will be offset (see note 3).

Deferred tax assets of £168 million (2012: £330 million) have not been recognised in respect of capital losses carried forward as there are no predicted future capital profits. Capital losses can be carried forward indefinitely.

Deferred tax assets of £593 million (2012: £939 million) have not been recognised in respect of trading losses carried forward, mainly in certain overseas companies and in respect of other temporary differences in the insurance businesses. Trading losses can be carried forward indefinitely, except for losses in the USA which expire after 20 years.

In addition, deferred tax assets have not been recognised in respect of unrelieved foreign tax carried forward at 31 December 2013 of £41 million (2012: £42 million), as there are no predicted future taxable profits against which the unrelieved foreign tax credits can be utilised. These tax credits can be carried forward indefinitely.

F-70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 43: OTHER PROVISIONS

		Payment	Other	Vacant
	Provisions for	protection	regulatory	leasehold
	commitments	insurance	provisions	property	Other	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2013	66	2,431	935	73	456	3,961
Exchange and other adjustments	(40)	–	12	19	(32)	(41)
Provisions applied	–	(2,674)	(360)	(28)	(10)	(3,072)
Charge for the year	–	3,050	421	5	13	3,489
At 31 December 2013	26	2,807	1,008	69	427	4,337

PROVISIONS FOR COMMITMENTS

Provisions are held in cases where the Group is irrevocably committed to advance additional funds, but where there is doubt as to the customer’s ability to meet its repayment obligations.

PAYMENT PROTECTION INSURANCE

Following the unsuccessful legal challenge by the BBA against the Financial Services Authority (FSA) and the Financial Ombudsman Service (FOS), the Group made provisions totalling £6,775 million in 2010 and 2012 against the costs of paying redress to customers in respect of past sales of PPI policies, including the related administrative expenses.

During 2013 average monthly customer initiated complaints have continued to fall. Good progress has also been made in the planned proactive mailings. There have been some adverse trends (as detailed below), and a further £3,050 million has been added to the provision, of which £500 million was at the half year, £750 million in the third quarter and £1,800 million at the year end. This brings the total amount provided to £9,825 million, of which approximately £2,090 million relates to anticipated administrative expenses. As at 31 December 2013, £2,807 million of the provision remained unutilised (29 per cent of total provision) relative to an average monthly spend including administration costs in the last six months of £230 million. The increase of £3,050 million in 2013, and the overall provision, is underpinned by the following drivers:

– Volumes of customer initiated complaints (after excluding complaints from customers where no PPI policy was held) – at 31 December 2012, the provision assumed a total of 2.3 million complaints would be received. Average monthly volumes in 2013 decreased by 54 per cent compared to 2012, and fourth quarter volumes fell in line with the Group’s revised end third quarter expectations. However, following further statistical modelling and the results of a customer survey, the Group is now forecasting a slower decline in future volumes than previously expected. A further provision of £870 million was therefore made during the year to reflect this. Approximately 2.5 million complaints have been received to date, with the provision assuming approximately 550,000 in the future compared to an average run-rate of approximately 37,000 per month in the last three months. The table below details the historical complaint trends.

Average monthly complaint volumes – reactive
Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
109,893	130,752	110,807	84,751	61,259	54,086	49,555	37,457

– Proactive Mailing resulting from Past Business Reviews (PBR) – the Group is proactively mailing customers where it has been identified that there was a risk of potential mis-sale. During the year, further groups of customers have been added to the proactive mailing exercise increasing the scope to 2.8 million policies, including approximately 300,000 additional policies in the second half. This, combined with higher than expected response rates from customers covered by the proactive mailing, resulted in a further provision of £470 million for the full year to reflect the additional cost incurred to date and in relation to future mailings.

– Uphold rates – average uphold rates per policy have increased from 61 per cent during the first half to 80 per cent for the last six months, with an average of 81 per cent in the fourth quarter. This reflects the impact of changes to the complaint handling policy, in part following consultation with the Financial Conduct Authority (FCA) and feedback from the FOS. In addition to this, there was a greater proportion of proactive mailing complaints received during the period for which uphold rates are higher. The provision assumes a slightly higher uphold rate going forward to allow for further embedding of complaint handling policy changes. The impact of higher uphold rates has resulted in a £335 million increase to the provision.

– Average redress – the average redress paid per policy has been relatively stable, but remains higher than expected by approximately £160 per policy due to the product and age mix of the complaints. This has resulted in an additional provision of £135 million.

– Re-review of previously handled cases – previously reviewed complaints are being assessed to ensure consistency with the current complaint handling policy. At 31 December 2012 the expected level of re-review was minimal. During 2013, and most notably in the fourth quarter, this has increased to approximately 590,000 cases at an estimated cost of £460 million.

– Expenses – given the update to volume related assumptions, the Group has also increased its estimate for administrative expenses which comprise complaint handling costs and costs arising from cases subsequently referred to the FOS, by £780 million.

An Enforcement Team of the FCA is investigating the Group’s governance of third party suppliers and potential failings in the PPI complaint handling process. A provision of £50 million has been made in respect of the likely administration costs of responding to the FCA’s inquiries. It is not possible at this stage to make any assessment of what, if any, additional liability may result from the investigation.

Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 40 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and expected proactive mailings undertaken by the Group. The total amount provided for PPI represents the Group’s best estimate of the likely future costs, albeit a number of risks and uncertainties remain, in particular complaint volumes, uphold rates, average redress paid, the scope and cost of proactive mailings and

F-71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 43: OTHER PROVISIONS continued

remediation, and the outcome of the FCA Enforcement Team investigation. The cost of these factors could differ materially from the Group’s estimates and the assumptions underpinning them and could result in a further provision being required.

Key metrics and sensitivities are highlighted in the table below:

Sensitivities[1]	To date unless noted	Future	Sensitivity
Customer initiated complaints since origination (m)	2.5	0.5	0.1 = £200m
Proactive Mailing: – number of policies (m)[2]	1.66	1.19	0.1 = £45m
– response rate[3]	37%	31%	1% = £20m
Average uphold rate per policy[4]	80%	83%	1% = £15m
Average redress paid per upheld policy[5]	£1,600	£1,600	£100 = £110m
Remediation cases (k)	21	569	1 Case = £770
Administrative expenses (£m)	1,410	680	1 Case = £500
FOS Referral Rate[6]	35%	36%	1% = £4m
FOS Overturn Rate[7]	49%	33%	1% = £2m

[1]	All sensitivities exclude claims where no PPI policy was held.

[2]	To date volume includes customer initiated complaints.

[3]	Metric has been adjusted to include mature mailings only, and exclude expected customer initiated complaints. Future response rates are expected to be lower than experienced to date as mailings to higher risk customers have been prioritised.

[4]	The percentage of complaints where the Group finds in favour of the customer. This is a blend of proactive and customer initiated complaints. The 80 per cent uphold rate is based on the latest six months to December 2013.

[5]	The amount that is paid in redress in relation to a policy found to have been mis-sold, comprising, where applicable, the refund of premium, compound interest charged and interest at 8 per cent per annum. Actuals are based on six months to December 2013. The accumulation of interest on future redress is expected to be offset by the mix shifting away from more expensive cases.

[6]	The percentage of cases reviewed by the Group that are subsequently referred to the FOS by the customer. A complaint is considered mature when six months have elapsed since initial decision. Actuals are based on decision made by the Group during January to June 2013 and subsequently referred to the FOS.

[7]	The percentage of complaints referred where the FOS arrive at a different decision to the Group. Actuals are based on six months to December 2013. The future overturn rate is expected to be lower due to changes in the case review process implemented during 2013 which has resulted in a higher uphold rate as noted above. In turn this reduces the number / percentage of cases likely to be overturned by the FOS.

OTHER REGULATORY PROVISIONS

LITIGATION IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. Following decisions in July 2012 from the Federal Court of Justice (FCJ) in Germany the Group recognised a further provision of £150 million in its accounts for the year ended 31 December 2012 bringing the total amount provided to £325 million. During the half-year to 30 June 2013 the Group has charged a further £75 million with respect to this litigation increasing the total provision to £400 million. The remaining unutilised provision as at 31 December 2013 is £246 million.

However, there are still a number of uncertainties as to the full impact of the FCJ’s decisions, and the validity of any of the claims facing CMIG will turn upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will only be known once there is further clarity with respect to a range of legal issues and factual determinations involved in these claims and/or all relevant claims have been resolved.

INTEREST RATE HEDGING PRODUCTS

In June 2012, a number of banks, including the Group, reached agreement with the FSA (now FCA) to carry out a review of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. As at 31 December 2013 the Group had identified 1,771 sales of IRHPs to customers within scope of the agreement with the FCA which are being reviewed and, where appropriate, redressed. The Group agreed that on conclusion of this review it would provide redress to any in-scope customers where appropriate.

The Group provided £400 million in its accounts for the year ended 31 December 2012 for the estimated cost of redress and related administration costs, based on a pilot review that had been conducted at the time. In the final quarter of 2013, a significant number of additional cases were reviewed, providing a larger and more representative sample from which to estimate the total cost of the review. As a result, an additional provision of £130 million has been recognised. During the same period, the Group confirmed it would pay any redress due to in-scope customers before any consequential loss claims had been outlined and agreed with them. At 31 December 2013, the total amount provided for the cost of redress and related administration costs is £530 million of which £162 million had been utilised. No provision has been recognised in relation to claims from customers which are not covered by the agreement with the FCA, or incremental claims from customers within the scope of the review. These will be monitored and future provisions will be recognised to the extent an obligation resulting in a probable outflow is identified.

OTHER REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and governmental authorities in relation to a range of matters; a provision is held against the costs expected to be incurred as a result of the conclusions reached. In 2013 the provision was increased by a further £200 million, in respect of matters affecting the Retail, Commercial, and Wealth and Asset Finance businesses, bringing the total amount charged to £300 million of which £75 million had been utilised at 31 December 2013. This increase reflects the Group’s assessment of a limited number of matters under discussion, none of which currently is individually considered financially material in the context of the Group.

F-72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 43: OTHER PROVISIONS continued

VACANT LEASEHOLD PROPERTY

Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income, compared to the head rent, and the possibility of disposing of the Group’s interest in the lease, taking into account conditions in the property market. These provisions are reassessed on a biannual basis and will normally run off over the period of under-recovery of the leases concerned, currently averaging three years; where a property is disposed of earlier than anticipated, any remaining balance in the provision relating to that property is released.)

OTHER

Provisions are made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes irrevocably committed to the expenditure.

Other provisions include those arising out of the insolvency of a third party insurer, which remains exposed to asbestos and pollution claims in the US. The ultimate cost and timing of payments are uncertain. The provision held of £37 million at 31 December 2013 represents management’s current best estimate of the cost after having regard to actuarial estimates of future losses.

NOTE 44: SUBORDINATED LIABILITIES

	2013	2012
	£m	£m
Preference shares	876	1,385
Preferred securities	4,301	4,394
Undated subordinated liabilities	1,916	1,927
Enhanced Capital Notes	8,938	8,947
Dated subordinated liabilities	16,281	17,439
Total subordinated liabilities	32,312	34,092

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the dated Enhanced Capital Notes (ECNs) ranks equally with that of the dated subordinated liabilities. The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during the year (2012: none). No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the Prudential Regulatory Authority.

The movement in subordinated liabilities during the year was as follows:

	2013	2012
	£m	£m
At 1 January	34,092	35,089
Issued during the year	1,500	128
Repurchases and redemptions during the year	(2,442)	(857)
Foreign exchange and other movements	(838)	(268)
At 31 December	32,312	34,092

		2013	2012
	Note	£m	£m
Preference shares
6% Non-cumulative Redeemable Preference Shares	a	–	–
7.875% Non-cumulative Preference Shares callable 2013 (US$1,250 million)		–	259
7.875% Non-cumulative Preference Shares callable 2013 (€500 million)		–	149
6.0884% Non-cumulative Fixed to Floating Rate Preference Shares callable 2015 (£745 million)		10	10
5.92% Non-cumulative Fixed to Floating Rate Preference Shares callable 2015 (US$750 million)		127	125
6.267% Non-cumulative Fixed to Floating Rate Preference Shares callable 2016 (US$1,000 million)		274	280
6.3673% Non-cumulative Fixed to Floating Rate Preference Shares callable 2019 (£335 million)		2	2
6.475% Non-cumulative Preference Shares callable 2024 (£186 million)		39	39
6.413% Non-cumulative Fixed to Floating Rate Preference Shares callable 2035 (US$750 million)		51	104
6.657% Non-cumulative Fixed to Floating Rate Preference Shares callable 2037 (US$750 million)		16	14
9.25% Non-cumulative Irredeemable Preference Shares (£300 million)		304	350
9.75% Non-cumulative Irredeemable Preference Shares (£100 million)		53	53
Total preference shares		876	1,385

a	Since 2004, the Company has had in issue 400 6 per cent non-cumulative preference shares of 25p each. The shares, which are redeemable at the option of the Company at any time, carry the rights to a fixed rate non-cumulative preferential dividend of 6 per cent per annum; no dividend shall be payable in the event that the directors determine that prudent capital ratios would not be maintained if the dividend were paid. Upon winding up, the shares rank equally with any other preference shares issued by the Company.
F-73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 44: SUBORDINATED LIABILITIES continued

		2013	2012
	Note	£m	£m
Preferred securities
6.90% Perpetual Capital Securities (US$1,000 million)	a	209	214
6.85% Non-cumulative Perpetual Preferred Securities (US$1,000 million)	a	121	238
8.117% Non-cumulative Perpetual Preferred Securities (Class A) (£250 million)	a, b	256	262
7.627% Fixed to Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities (€415 million)	a, c, e	66	50
6.35% Step-up Perpetual Capital Securities (€500 million)	a, d	212	226
6.071% Non-cumulative Perpetual Preferred Securities (US$750 million)		423	382
7.834% Sterling Step-up Non-voting Non-cumulative Preferred Securities callable 2015 (£250 million)		5	5
4.939% Non-voting Non-cumulative Perpetual Preferred Securities (€750 million)		26	23
7.286% Perpetual Regulatory Tier One Securities (Series A) (£150 million)		132	128
4.385% Step-up Perpetual Capital Securities callable 2017 (€750 million)		89	83
6.461% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (£600 million)		455	439
13% Step-up Perpetual Capital Securities callable 2019 (£785 million)		8	8
13% Step-up Perpetual Capital Securities callable 2019 (€532 million)		50	48
7.754% Non-cumulative Perpetual Preferred Securities (Class B) (£150 million)		101	98
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)		1,211	1,239
7.281% Perpetual Regulatory Tier One Securities (Series B) (£150 million)		90	95
13% Step-up Perpetual Capital Securities callable 2029 (£700 million)		660	629
7.881% Guaranteed Non-voting Non-cumulative Preferred Securities (£245 million)		187	227
Total preferred securities		4,301	4,394

a	These securities have passed their first call date, and are callable at specific dates as per the terms of the securities at the option of the issuer and with approval from the PRA.

b	The fixed rate on this security was reset from 8.117 per cent to 6.059 per cent with effect from 31 May 2010.

c	The fixed rate on this security was reset from 7.627 per cent to 3 month Euribor plus 2.875 per cent with effect from 9 December 2011.

d	The fixed rate on this security was reset from 6.35 per cent to 3 month Euribor plus 2.50 per cent with effect from 25 February 2013.

e	Following an exchange in February 2012, certain holders elected to exchange some notes into a new series of dated subordinated securities issued by Lloyds Bank plc.
F-74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 44: SUBORDINATED LIABILITIES continued

		2013	2012
	Note	£m	£m
Undated subordinated liabilities
6.625% Undated Subordinated Step-up Notes (£410 million)	a, b	6	6
Floating Rate Undated Subordinated Step-up Notes (€300 million)	a	16	13
6.05% Fixed to Floating Rate Undated Subordinated Notes (€500 million)	a, c	8	5
5.375% Undated Fixed to Floating Rate Subordinated Notes (US$1,000 million)		–	9
8.625% Perpetual Subordinated Notes (£200 million)		–	22
4.875% Undated Subordinated Fixed to Floating Rate Instruments (€750 million)		79	70
Floating Rate Undated Subordinated Notes (€500 million)		49	44
4.25% Perpetual Fixed to Floating Rate Reset Subordinated Guaranteed Notes (€750 million) (Clerical Medical Finance plc)		283	261
10.25% Subordinated Undated Instruments (£100 million)		1	1
5.125% Step-up Perpetual Subordinated Notes callable 2015 (£560 million) (Scottish Widows plc)		533	556
5.125% Undated Subordinated Fixed to Floating Notes (€750 million)		49	45
7.5% Undated Subordinated Step-up Notes (£300 million)		5	4
5.125% Undated Subordinated Step-up Notes callable 2016 (£500 million)		2	2
6.5% Undated Subordinated Step-up Notes callable 2019 (£270 million)		1	1
7.375% Undated Subordinated Guaranteed Bonds (£200 million) (Clerical Medical Finance plc)		44	37
5.625% Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes callable 2019 (£500 million)		5	1
12% Perpetual Subordinated Bonds (£100 million)		20	21
5.75% Undated Subordinated Step-up Notes (£600 million)		3	3
8.75% Perpetual Subordinated Bonds (£100 million)		5	5
8% Undated Subordinated Step-up Notes callable 2023 (£200 million)		–	–
9.375% Perpetual Subordinated Bonds (£50 million)		14	14
5.75% Undated Subordinated Step-up Notes (£500 million)		4	4
6.5% Undated Subordinated Step-up Notes callable 2029 (£450 million)		–	–
6% Undated Subordinated Step-up Guaranteed Bonds callable 2032 (£500 million)		10	10
Floating Rate Primary Capital Notes (US$250 million)	a	109	111
Primary Capital Undated Floating Rate Notes:
Series 1 (US$750 million)	a	162	165
Series 2 (US$500 million)	a	169	173
Series 3 (US$600 million)	a	218	223
13.625% Perpetual Subordinated Bonds (£75 million)		19	19
11.75% Perpetual Subordinated Bonds (£100 million)		102	102
Total undated subordinated liabilities		1,916	1,927

a	These securities have passed their first call date, and are callable at specific dates as per the terms of the securities at the option of the issuer and with approval from the PRA.

b	The fixed rate on this security was reset from 6.625 per cent to 4.64821 per cent with effect from 15 July 2010.

c	The fixed rate on this security was reset from 6.05 per cent to 3 month Euribor plus 2.25 per cent with effect from 23 November 2011.
F-75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 44: SUBORDINATED LIABILITIES continued

With the exception of the two series identified in footnote b below, the ECNs were issued in lower tier 2 format and are convertible into ordinary shares on the breach of a defined trigger. The trigger is if the published core tier 1 ratio of the Group (as defined by the Financial Services Authority in May 2009) falls below 5 per cent.

		2013	2012
	Note	£m	£m
Enhanced Capital Notes
7.625% Enhanced Capital Notes due 2019 (£151 million)		145	144
8.125% Enhanced Capital Notes due 2019 (£4 million)		4	4
9% Enhanced Capital Notes due 2019 (£97 million)		102	98
7.8673% Enhanced Capital Notes due 2019 (£331 million)		333	332
15% Enhanced Capital Notes due 2019 (£775 million)		1,064	1,093
15% Enhanced Capital Notes due 2019 (€487 million)		567	571
8.875% Enhanced Capital Notes due 2020 (€125 million)		116	113
9.334% Enhanced Capital Notes due 2020 (£208 million)		231	230
7.375% Enhanced Capital Notes due 2020 (€95 million)		80	78
Floating Rate Enhanced Capital Notes due 2020 (€53 million)	a	37	37
7.875% Enhanced Capital Notes due 2020 (US$408 million)		258	267
11.04% Enhanced Capital Notes due 2020 (£736 million)		824	847
7.5884% Enhanced Capital Notes due 2020 (£732 million)		706	703
6.385% Enhanced Capital Notes due 2020 (€662 million)		524	493
6.439% Enhanced Capital Notes due 2020 (€711 million)		563	542
8% Fixed to Floating Rate Undated Enhanced Capital Notes callable 2020 (US$1,259 million)	b	662	662
9.125% Enhanced Capital Notes due 2020 (£148 million)		157	157
12.75% Enhanced Capital Notes due 2020 (£57 million)		71	73
7.869% Enhanced Capital Notes due 2020 (£597 million)		593	591
7.625% Enhanced Capital Notes due 2020 (€226 million)		185	181
7.875% Enhanced Capital Notes due 2020 (US$986 million)		595	608
11.125% Enhanced Capital Notes due 2020 (£39 million)		44	44
8.5% Undated Enhanced Capital Notes callable 2021 (US$277 million)	b	146	147
14.5% Enhanced Capital Notes due 2022 (£79 million)		110	113
9.875% Enhanced Capital Notes due 2023 (£57 million)		66	66
11.25% Enhanced Capital Notes due 2023 (£95 million)		115	113
10.5% Enhanced Capital Notes due 2023 (£69 million)		78	76
11.875% Enhanced Capital Notes due 2024 (£35 million)		44	45
7.975% Enhanced Capital Notes due 2024 (£102 million)		99	99
16.125% Enhanced Capital Notes due 2024 (£61 million)		94	95
15% Enhanced Capital Notes due 2029 (£68 million)		108	108
9% Enhanced Capital Notes due 2029 (£107 million)		112	112
8.5% Enhanced Capital Notes due 2032 (£104 million)		105	105
Total Enhanced Capital Notes		8,938	8,947

a	Interest is payable quarterly in arrears at a rate of 3 month Euribor plus 3.1 per cent per annum.

b	Issued in upper tier 2 format.
F-76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 44: SUBORDINATED LIABILITIES continued

		2013	2012
	Note	£m	£m
Dated subordinated liabilities
Subordinated Step-up Floating Rate Notes 2016 (€500 million)	a	172	172
Subordinated Step-up Floating Rate Notes 2016 (£300 million)	a	183	184
Callable Floating Rate Subordinated Notes 2016 (€500 million)	a	109	96
Callable Floating Rate Subordinated Notes 2016 (€500 million)	a	156	137
Subordinated Callable Notes 2016 (US$750 million)	a	218	198
Subordinated Callable Notes 2017 (€1,000 million)	a	276	243
6.75% Subordinated Callable Fixed to Floating Rate Instruments 2017 (Aus$200 million)	a, b	5	6
Subordinated Callable Floating Rate Instruments 2017 (Aus$400 million)	a	33	38
5.109% Callable Fixed to Floating Rate Notes 2017 (Can$500 million)	a, c	10	8
Subordinated Callable Notes 2017 (US$1,000 million)	a	211	198
6.305% Subordinated Callable Fixed to Floating Rate Notes 2017 (£500 million)	a, d	23	21
6.125% Notes 2013 (€325 million)		–	280
5.625% Subordinated Fixed to Floating Rate Notes due 2018 callable 2013 (€1,000 million)		–	858
4.25% Subordinated Guaranteed Notes 2013 (US$1,000 million)		–	619
6.45% Fixed to Floating Subordinated Guaranteed Bonds 2023 (€400 million) (Clerical Medical Finance plc)		–	181
11% Subordinated Bonds 2014 (£250 million)		275	284
5.875% Subordinated Notes 2014 (£150 million)		155	157
5.875% Subordinated Guaranteed Bonds 2014 (€750 million)		658	669
4.375% Callable Fixed to Floating Rate Subordinated Notes 2019 (€750 million)		621	604
4.875% Subordinated Notes 2015 (€1,000 million)		862	844
6.625% Subordinated Notes 2015 (£350 million)		371	375
6.9625% Callable Subordinated Fixed to Floating Rate Notes 2020 callable 2015 (£750 million)		701	716
11.875% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (€1,147 million)		975	977
10.75% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (£466 million)		458	477
9.875% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (US$568 million)		349	360
10.125% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (Can$387 million)		223	240
13% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (Aus$417 million)		234	280
10.5% Subordinated Bonds 2018 (£150 million)		174	177
6.75% Subordinated Fixed Rate Notes 2018 (US$2,000 million)		1,102	1,146
10.375% Subordinated Fixed to Fixed Rate Notes 2024 callable 2019 (€154 million)		141	143
6.375% Subordinated Instruments 2019 (£250 million)		256	281
6.5% Dated Subordinated Notes 2020 (€1,500 million)		1,433	1,458
7.375% Dated Subordinated Notes 2020		3	4
5.75% Subordinated Fixed to Floating Rate Notes 2025 callable 2020 (£350 million)		331	371
6.5% Subordinated Fixed Rate Notes 2020 (US$2,000 million)		1,231	1,345
Subordinated Floating Rate Notes 2020 (€100 million)		85	83
9.375% Subordinated Bonds 2021 (£500 million)		617	727
5.374% Subordinated Fixed Rate Notes 2021 (€160 million)		147	152
9.625% Subordinated Bonds 2023 (£300 million)		341	376
7.07% Subordinated Fixed Rate Notes 2023 (€175 million)		175	183
5.50% Subordinated Notes 2023 (£850 million) (Scottish Widows plc)		794	–
4.50% Fixed Rate Step-up Subordinated Notes due 2030 (€750 million)		445	457
7.625% Dated Subordinated Notes 2025 (£750 million)		822	915
6% Subordinated Notes 2033 (US$750 million)		313	399
7.00% Subordinated Notes 2043 (£650 million) (Scottish Widows plc)		593	–
Total dated subordinated liabilities		16,281	17,439

a	These securities have passed their first call dates, and are callable at specific dates as per the terms of the securities at the option of the issuer and with approval of the PRA.

b	The interest rate payable on this security was reset from 6.75 per cent fixed to Bank Bill Swap Rate plus 0.76 per cent with effect from 1 May 2012.

c	The interest rate payable on this security was reset from 5.109 per cent fixed to Canadian Dealer Offered Rate plus 0.65 per cent with effect from 21 June 2012.

d	The interest rate payable on this security was reset from 6.305 per cent fixed to 3-month Libor plus 1.2 per cent with effect from 18 October 2012.
F-77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: SHARE CAPITAL

(1) AUTHORISED SHARE CAPITAL

As permitted by the Companies Act 2006, the Company removed references to authorised share capital from its articles of association at the annual general meeting on 5 June 2009. This change took effect from 1 October 2009.

(2) ISSUED AND FULLY PAID SHARE CAPITAL

	2013	2012	2011	2013	2012	2011
	Number of shares	Number of shares	Number of shares	£m	£m	£m
Ordinary shares of 10p (formerly 25p) each
At 1 January	70,342,844,289	68,726,627,112	68,074,129,454	7,034	6,873	6,807
Issued in relation to the payment of coupons on certain hybrid capital securities	712,973,022	479,297,215	–	71	47	–
Issued under employee share schemes	312,618,630	1,136,919,962	652,497,658	32	114	66
At 31 December	71,368,435,941	70,342,844,289	68,726,627,112	7,137	7,034	6,873
Limited voting ordinary shares of 10p (formerly 25p) each
At 1 January and 31 December	80,921,051	80,921,051	80,921,051	8	8	8
Total issued share capital				7,145	7,042	6,881

SHARE ISSUANCES

In 2013 the Group issued 713 million new ordinary shares (2012: 479 million shares; 2011: nil) in relation to payment of coupons in the year on certain hybrid capital securities that are non-cumulative; the remaining 312 million shares issued in 2013 were in respect of employee share schemes (2012: 1,137 million shares; 2011: 652 million shares).

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

Information regarding significant direct or indirect holdings of shares in the Company can be found on page 186.

The directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary and preference shares as granted at the annual general meeting on 16 May 2013. The authority to issue shares and the authority to make market purchases of shares will expire at the next annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.

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

ORDINARY SHARES

The holders of ordinary shares (excluding the limited voting ordinary shares), who held 99.9 per cent of the total ordinary share capital at 31 December 2013, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares (excluding the limited voting ordinary shares) may also receive a dividend (subject to the provisions of the Company’s articles of association) and on a winding up may share in the assets of the Company.

F-78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: SHARE CAPITAL continued

LIMITED VOTING ORDINARY SHARES

The limited voting ordinary shares are held by the Lloyds Bank Foundations (the Foundations). The holders of the limited voting ordinary shares, who held 0.1 per cent of the total ordinary share capital at 31 December 2013, are entitled to receive copies of every circular or other document sent out by the Company to the holders of other ordinary shares. These shares carry no rights to dividends but rank pari passu with the ordinary shares in respect of other distributions and in the event of winding up. These shares do not have any right to vote at general meetings other than on resolutions concerning acquisitions or disposals of such importance that they require shareholder consent, or for the winding up of the Company, or for a variation in the class rights of the limited voting ordinary shares. In the event of an offer for more than 50 per cent of the issued ordinary share capital of the Company, each limited voting ordinary share will convert into an ordinary share and shall rank equally with the ordinary shares in all respects from the date of conversion.

The Company has entered into deeds of covenant with the Foundations under the terms of which the Company makes annual donations. The deeds of covenant can be cancelled by the Company at nine years notice, at which point the limited voting ordinary shares would convert into ordinary shares. Such notice has been given to the Lloyds Bank Foundation for Scotland.

PREFERENCE SHARES

The Company has in issue various classes of preference shares which are all classified as liabilities under IFRS and details of which are shown in note 44.

NOTE 46: SHARE PREMIUM ACCOUNT

	2013	2012	2011
	£m	£m	£m
At 1 January	16,872	16,541	16,291
Issued in relation to the settlement of coupons on certain hybrid capital securities[1]	279	123	–
Issued under employee share schemes	128	208	250
At 31 December	17,279	16,872	16,541

[1]	During 2013 the Group issued new ordinary shares for a consideration of £350 million (2012: £170 million; 2011: £nil) in relation to payment of coupons on certain hybrid capital securities that are non-cumulative.

NOTE 47: OTHER RESERVES

	2013	2012	2011
	£m	£m	£m
Other reserves comprise:
Merger reserve	8,107	8,107	8,107
Capital redemption reserve	4,115	4,115	4,115
Revaluation reserve in respect of available-for-sale financial assets	(615)	399	1,326
Cash flow hedging reserve	(1,055)	350	325
Foreign currency translation reserve	(75)	(69)	(55)
At 31 December	10,477	12,902	13,818

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

Movements in other reserves were as follows:

	2013	2012	2011
	£m	£m	£m
Merger reserve
At 1 January and 31 December	8,107	8,107	8,107

	2013	2012	2011
	£m	£m	£m
Capital redemption reserve
At 1 January and 31 December	4,115	4,115	4,115
F-79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 47: OTHER RESERVES continued

	2013	2012	2011
	£m	£m	£m
Revaluation reserve in respect of available-for-sale financial assets
At 1 January	399	1,326	(285)
Adjustment on transfer from held-to-maturity portfolio	–	1,168	–
Change in fair value of available-for-sale financial assets	(680)	900	2,527
Deferred tax	86	(516)	(657)
Current tax	3	(3)	–
	(591)	1,549	1,870
Income statement transfers:
Disposals (note 9)	(629)	(3,547)	(343)
Deferred tax	191	848	30
	(438)	(2,699)	(313)
Impairment	18	42	80
Deferred tax	(3)	12	29
	15	54	109
Other transfers	–	169	(79)
Deferred tax	–	–	24
	–	169	(55)
At 31 December	(615)	399	1,326
	2013	2012	2011
	£m	£m	£m
Cash flow hedging reserve
At 1 January	350	325	(391)
Change in fair value of hedging derivatives	(1,229)	116	916
Deferred tax	320	(17)	(257)
Current tax	–	–	–
	(909)	99	659
Income statement transfers (note 5)	(550)	(92)	70
Deferred tax	54	18	(13)
	(496)	(74)	57
At 31 December	(1,055)	350	325
	2013	2012	2011
	£m	£m	£m
Foreign currency translation reserve
At 1 January	(69)	(55)	29
Currency translation differences arising in the year	(155)	(69)	(58)
Foreign currency gains (losses) on net investment hedges (tax: £nil)	149	55	(26)
At 31 December	(75)	(69)	(55)
F-80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: RETAINED PROFITS

	2013	2012	2011
	£m	£m	£m
At 1 January
As previously reported			9,044
Restatement (notes 1 and 56)			(707)
Restated	5,080	8,266	8,337
Profit (loss) for the year	(838)	(1,471)	(627)
Post-retirement defined benefit scheme remeasurements	(108)	(1,645)	469
Movement in treasury shares	(480)	(407)	(276)
Value of employee services:
Share option schemes	142	81	125
Other employee award schemes	292	256	238
At 31 December	4,088	5,080	8,266

Retained profits are stated after deducting £480 million (2012: £158 million; 2011: £33 million) representing 578 million (2012: 301 million; 2011: 58 million) treasury shares held.

NOTE 49: ORDINARY DIVIDENDS

No dividends were paid on ordinary shares during 2011, 2012 or 2013 and the directors do not propose to pay a final dividend in respect of 2013.

The trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but have chosen to waive their entitlement to the dividends on those shares as indicated: the Lloyds Banking Group Share Incentive Plan (holding at 31 December 2013: 16,857,069 shares, 31 December 2012: 12,040,715 shares, waived rights to all dividends), the Lloyds TSB Group Employee Share Ownership Trust (holding at 31 December 2013: 52,150,441 shares, 31 December 2012: 73,007,743 shares, on which it waived rights to all dividends), Lloyds Group Holdings (Jersey) Limited (holding at 31 December 2013: 42,846 shares, 31 December 2012: 42,846 shares, waived rights to all but a nominal amount of one penny in total) and the Lloyds TSB Qualifying Employee Share Ownership Trust (holding at 31 December 2013: 1,398 shares, 31 December 2012: 1,398 shares, waived rights to all but a nominal amount of one penny in total).

NOTE 50: SHARE-BASED PAYMENTS

CHARGE TO THE INCOME STATEMENT

The charge to the income statement is set out below:

	2013	2012	2011
	£m	£m	£m
Deferred bonus plan	276	248	221
Executive and SAYE plans:
Options granted in the year	42	12	13
Options granted in prior years	74	65	130
	116	77	143
Share plans:
Shares granted in the year	3	3	3
Shares granted in prior years	4	5	9
	7	8	12
Total charge to the income statement	399	333	376

During the year ended 31 December 2013 the Group operated the following share-based payment schemes, all of which are equity settled.

DEFERRED BONUS PLANS

Bonuses in respect of the performance in 2013 of employees within certain of the Group’s bonus plans have been recognised in these financial statements in full. The amounts to be settled in shares are included within the total charge to the income statement detailed above.

F-81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: SHARE-BASED PAYMENTS continued

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

Movements in the number of share options outstanding under the executive share option schemes during 2012 and 2013 are set out below:

	2013		2012
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	8,044,896	224.95	10,174,869	225.15
Forfeited	(1,992,303)	227.70	(2,129,973)	225.92
Lapsed	–	–	–	–
Outstanding at 31 December	6,052,593	224.04	8,044,896	224.95
Exercisable at 31 December	6,052,593	224.03	8,044,896	224.95

No options were exercised during 2013 or 2012. The weighted average remaining contractual life of options outstanding at the end of the year was 0.8 years (2012: 1.9 years). The fair values of the executive share options have been determined using a standard Black-Scholes model.

F-82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: SHARE-BASED PAYMENTS continued

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

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2013		2012
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	314,572,023	48.01	453,019,032	49.74
Granted	510,414,399	40.62	–	–
Exercised	(294,905,606)	46.78	–	–
Forfeited	(7,715,717)	43.08	(8,427,262)	49.15
Cancelled	(10,761,588)	45.61	(88,340,810)	49.83
Expired	(10,633,894)	56.28	(41,678,937)	62.67
Outstanding at 31 December	500,969,617	41.16	314,572,023	48.01
Exercisable at 31 December	2,255,239	120.76	119,141	86.50

The weighted average share price at the time that the options were exercised during 2013 was £0.65. No options were exercised in 2012. The weighted average remaining contractual life of options outstanding at the end of the year was 2.9 years (2012: 0.8 years).

The weighted average fair value of SAYE options granted during 2013 was £0.24. No options were granted in 2012. The fair values of the SAYE options have been determined using a standard Black-Scholes model.

For the HBOS sharesave plan, no options were exercised during 2013 or 2012. The options outstanding at 31 December 2013 had an exercise price of £1.8066 (2012: £1.8066) and a weighted average remaining contractual life of 1.1 years (2012: 2.1 years).

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

Participants are not entitled to any dividends paid during the vesting period.

	2013		2012
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	45,614,150	Nil	53,000,069	Nil
Granted	9,284,956	Nil	34,345,366	Nil
Exercised	(16,079,222)	Nil	(41,290,412)	Nil
Forfeited	(1,290,720)	Nil	(440,873)	Nil
Lapsed	(174,185)	Nil	–	Nil
Outstanding at 31 December	37,354,979	Nil	45,614,150	Nil
Exercisable at 31 December	4,275,432	Nil	3,065,531	Nil

The weighted average fair value of options granted in the year was £0.56 (2012: £0.30). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2013 was £0.55 (2012: £0.33). The weighted average remaining contractual life of options outstanding at the end of the year was 3.6 years (2012: 3.7 years).

F-83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: SHARE-BASED PAYMENTS continued

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

Movements in the number of options outstanding are set out below:

	2013		2012
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	21,321,237	Nil	21,321,237	Nil
Granted	–	–	–	–
Exercised	(5,953,810)	Nil	–	–
Forfeited	(4,194,827)	Nil	–	–
Outstanding at 31 December	11,172,600	Nil	21,321,237	Nil
Exercisable at 31 December	11,083,749	Nil	16,509,862	Nil

No options were granted in 2013 or 2012. The weighted average remaining contractual life of options outstanding at the end of the year was 7.5 years (2012: 8.6 years).

The weighted average share price at the time the options were exercised during 2013 was £0.75. No options were exercised in 2012.

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

During 2013 the Group completed the sale of all of its holding in St James’s Place plc, as set out in note 9. The participants of the St James’s Place Share Option Plan remain entitled to the Lloyds Banking Group plc shares awarded under the terms of this Plan and these options are included in the table below.

Participants are not entitled to any dividends paid during the vesting period.

	2013		2012
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	19,857,692	363.76	22,058,552	394.30
Exercised	(2,609,272)	51.83	–	–
Forfeited	(240,349)	568.80	(319,134)	572.22
Lapsed	(2,144,026)	546.43	(1,881,726)	686.47
Cancelled	(1,744,461)	532.39	–	–
Outstanding at 31 December	13,119,584	369.76	19,857,692	363.76
Exercisable at 31 December	13,119,584	369.76	19,857,692	363.76

The weighted average share price at the time the options were exercised during 2013 was £0.72. No options were exercised in 2012.

The options outstanding under the HBOS Share Option Plan and St James’s Place Share Option Plan at 31 December 2013 had exercise prices in the range of £0.5183 to £5.80 (2012: £0.5183 to £5.80) and a weighted average remaining contractual life of 0.2 years (2012: 1.1 years).

F-84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: SHARE-BASED PAYMENTS continued

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

For awards made to Executive Directors, a third performance condition was set, relating to Absolute Share Price, relevant to 28 per cent of the award. Performance was measured based on the Absolute Share Price on 26 March 2013, being the third anniversary of the award date. If the share price at the end of the performance period was 75 pence or less, none of this element of the award would vest. If the share price was 114 pence or higher, 100 per cent of this element would vest. Vesting between threshold and maximum would be on a straight line basis, provided that shares comprised in the Absolute Share Price element may only be released if both the EPS and EP performance measures had been satisfied at the threshold level or above. The EPS and EP performance conditions each relate to 36 per cent of the total award.

At the end of the performance period for the EPS and EP measures, it was assessed that neither of the performance conditions had been met and the awards did not vest.

The performance conditions for awards made in March and September 2011 are as follows:

(i)	EPS: relevant to 50 per cent of the award. The performance target is based on 2013 adjusted EPS outcome.

If the adjusted EPS reaches 6.4p, 25 per cent of this element of the award, being the threshold, will vest.

If adjusted EPS reaches 7.8p, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(ii)	EP: relevant to 50 per cent of the award. The performance target is based on 2013 adjusted EP outcome.

If the adjusted EP reaches £567 million, 25 per cent of this element of the award, being the threshold, will vest. If the adjusted EP reaches £1,534 million, 100 per cent of this element will vest.

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

At the end of the performance period for the EPS and EP measures, the targets had not been fully met and therefore those awards will vest in 2014 at a rate of 68 per cent (54 per cent for members of the Group Executive Committee, including Executive Directors).

The performance conditions for awards made in March and September 2012 are as follows:

(i)	EP: relevant to 30 per cent of the award. The performance target is based on 2014 adjusted EP outcome.

If the adjusted EP reaches £225 million, 25 per cent of this element of the award, being the threshold, will vest.

If the adjusted EP reaches £2,330 million, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.
F-85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: SHARE-BASED PAYMENTS continued

(ii)	Absolute Total Shareholder Return (ATSR): relevant to 30 per cent of the award. Performance will be measured against the annualised return over the three year period ending 31 December 2014.

If the ATSR reaches 12 per cent per annum, 25 per cent of this element of the award, being the threshold, will vest.

If the ATSR reaches 30 per cent per annum, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(iii)	Short-term funding as a percentage of total funding: relevant to 10 per cent of the award. Performance will be measured relative to 2014 targets.
If the average percentage reaches 20 per cent, 25 per cent of this element of the award, being the threshold, will vest.

If the average percentage reaches 15 per cent, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(iv)	The level of assets at the end of 2014 which are outside of the Group’s risk appetite: relevant to 10 per cent of the award. Performance will be measured by reference to balance sheet assets (excluding UK Retail) at 31 December 2014.

If such assets amount to £95 billion or less, 25 per cent of this element of the award, being the threshold, will vest.

If such assets amount to £80 billion or less, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(v)	Net Simplification benefits: relevant to 10 per cent of the award. Performance will be measured by reference to the run rate achieved by the end of 2014.

If a run rate of net Simplification benefits of £1.5 billion is achieved, 25 per cent of this element of the award, being the threshold, will vest.

If a run rate of net Simplification benefits of £1.8 billion is achieved, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(vi)	Customer satisfaction: relevant to 10 per cent of the award. Performance will be measured by reference to the total number of FSA reportable complaints per 1,000 customers over the three year period to 31 December 2014.

If complaints per 1,000 customers average 1.5 per annum or less over three years, 25 per cent of this element of the award, being the threshold, will vest.

If complaints per 1,000 customers average 1.3 per annum or less over three years, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

The performance conditions for awards made in March and October 2013 are as follows:

(i)	EP: relevant to 35 per cent of the award. The performance target is based on 2015 adjusted EP outcome.

If the adjusted EP reaches £1,254 million, 25 per cent of this element of the award, being the threshold, will vest.

If the adjusted EP reaches £1,881 million, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(ii)	Absolute Total Shareholder Return (ATSR): relevant to 30 per cent of the award. Performance will be measured against the annualised return over the three year period ending 31 December 2015.

If the ATSR reaches 8 per cent per annum, 25 per cent of this element of the award, being the threshold, will vest.

If the ATSR reaches 16 per cent per annum, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(iii)	Adjusted total costs: relevant to 10 per cent of the award. The performance target is based on 2015 adjusted total costs.

If adjusted total costs are £9,323 million or less, 25 per cent of this element of the award, being the threshold, will vest.

If adjusted total costs are £8,973 million or less, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(iv)	The level of assets at the end of 2014 which are outside of the Group’s risk appetite (excluding UK Retail) at the end of 2015: relevant to 10 per cent of the award. Performance will be measured by reference to balance sheet assets at 31 December 2015.

If such assets amount to £37 billion or less, 25 per cent of this element of the award, being the threshold, will vest.

If such assets amount to £28 billion or less, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(v)	Customer satisfaction: relevant to 10 per cent of the award. Performance will be measured by reference to the total number of FCA reportable complaints per 1,000 customers over the three year period to 31 December 2015.

If complaints per 1,000 customers average 1.05 per annum or less over three years, 25 per cent of this element of the award, being the threshold, will vest.

If complaints per 1,000 customers average 0.95 per annum or less over three years, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(vi)	SME lending: relevant to 5 per cent of the award. Performance will be measured by reference to the movement in lending to SMEs relative to the market as reported by the Bank of England over the three year period ending 31 December 2015.
F-86

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: SHARE-BASED PAYMENTS continued

If the movement in SME lending equates to this market movement, 25 per cent of this element of the award, being the threshold, will vest.

If the movement in SME lending is 4 per cent or more greater than the market movement, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

In addition, short-term funding must remain within that stated in the Group’s Risk Appetite throughout the three year period to 31 December 2015.

	2013 Number of shares	2012 Number of shares
Outstanding at 1 January	515,951,517	543,738,186
Granted	186,360,995	265,011,679
Vested	–	(71,591,014)
Forfeited	(153,426,617)	(221,207,334)
Outstanding at 31 December	548,885,895	515,951,517

The weighted average fair value of the share awards granted in 2013 was £0.34 (2012: £0.24). The fair values of the majority of share awards granted have been determined using a standard Black-Scholes model. The fair values of the remaining share awards have been determined by Monte Carlo simulation.

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LONG-TERM INCENTIVE PLAN

The Scottish Widows Investment Partnership (SWIP) Long-Term Incentive Plan applicable to senior executives and employees of SWIP, which had previously been a cash-only scheme, was amended in May 2012 for awards granted on or after that date. The amendment introduced the receipt of shares in Lloyds Banking Group plc as an element of the total award. For awards made in June 2012, the other element continued to be cash-based, with the split between cash-based and share-based determined by the Remuneration Committee. Awards made in June 2013 were fully share-based. The amendment is aimed at delivering shareholder value by linking the receipt of shares to an improvement in the performance of SWIP over a three year period. Awards are made within limits set by the rules of the Plan, with the maximum limits for combined cash and shares awarded equating to 3.5 times annual salary. In exceptional circumstances this may increase to 4 times annual salary.

The performance conditions for share-based awards made in June 2012 are as follows:

(i) Profitability: relevant to 40 per cent of the award. The performance target is based on a cumulative 3 year profit before tax. If cumulative profit before tax reaches a specified target level, 100 per cent of this element will vest. If cumulative profit before tax reaches 90 per cent of the target level, 25 per cent of this element of the award, being the threshold, will vest. If cumulative profit before tax reaches 110 per cent of the target level, 200 per cent of this element of the award, being the maximum, will vest.

No award will be made where performance is below the threshold. Vesting between threshold and target and between target and maximum will be on a straight line basis.

(ii) Investment performance: relevant to 40 per cent of the award. The performance target is based on the percentage of SWIP funds achieving at or above benchmark performance (on a competitor median or index basis) over the 3 year period. If 50 per cent of funds exceed benchmark performance, 25 per cent of this element of the award, being the threshold, will vest. If 55 per cent of funds exceed benchmark performance, 100 per cent of this element, being the target, will vest. If 70 per cent of funds exceed benchmark performance, 200 per cent of this element of the award, being the maximum, will vest.

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

The performance conditions for share-based awards made in June 2013 are as follows:

(i) Profitability: relevant to 35 per cent of the award. The performance target is based on a cumulative 3 year profit before tax. If cumulative profit before tax reaches a specified target level, 100 per cent of this element will vest. If cumulative profit before tax reaches 80 per cent of the target level, 25 per cent of this element of the award, being the threshold, will vest. If cumulative profit before tax reaches 120 per cent of the target level, 200 per cent of this element of the award, being the maximum, will vest.

No award will be made where performance is below the threshold. Vesting between threshold and target and between target and maximum will be on a straight line basis.

F-87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: SHARE-BASED PAYMENTS continued

(ii) Investment performance: relevant to 35 per cent of the award. The performance target is based on the percentage of SWIP funds achieving at or above benchmark performance (on a competitor median or index basis) over the 3 year period. If 50 per cent of funds exceed benchmark performance, 25 per cent of this element of the award, being the threshold, will vest. If 55 per cent of funds exceed benchmark performance, 100 per cent of this element, being the target, will vest. If 70 per cent of funds exceed benchmark performance, 200 per cent of this element of the award, being the maximum, will vest.

No award will be made where performance is below the threshold. Vesting between threshold and target and between target and maximum will be on a straight line basis.

(iii) Funds under management (FUM) growth: relevant to 15 per cent of the award. The performance target is based on growth in the value of third party assets managed by SWIP by the end of the 3 year period. If third party FUM reaches a specified target level, 100 per cent of this element of the award will vest. If third party FUM reaches 80 per cent of the target level, 25 per cent of this element, being the threshold, will vest. If third party FUM reaches 120 per cent of the target level, 200 per cent of this element of the award, being the maximum, will vest.

No award will be made where performance is below the threshold. Vesting between threshold and target and between target and maximum will be on a straight line basis.

(iv) Risk: relevant to 15 per cent of the award. The performance target is based on a cumulative three year risk score. If the cumulative risk score reaches a specified target level, 100 per cent of this element will vest. If the cumulative risk score reaches 120 per cent of the target level, 25 per cent of this element of the award, being the threshhold, will vest. If the cumulative risk score is 80 per cent of the target level, 200 per cent of this element of the award, being the maximum, will vest.

No award will be made where performance is below the threshold. Vesting between threshold and target and between target and maximum will be on a straight line basis.

The relevant period commenced on 1 January 2013 and ends on 31 December 2015.

	2013	2012
	Number of shares	Number of shares
Outstanding at 1 January	5,452,877	–
Granted	10,331,924	5,452,877
Outstanding at 31 December	15,784,801	5,452,877

The fair value of the share awards granted in 2013 was £0.43. The fair values of share awards granted have been determined using a standard Black-Scholes model.

The ranges of exercise prices, weighted average exercise prices, weighted average remaining contractual life and number of options outstanding for the option schemes were as follows:

	Executive schemes			SAYE schemes			Other share option plans
	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options
At 31 December 2013
Exercise price range
£0 to £1	–	–	–	40.63	2.91	499,088,383	5.25	4.1	51,528,728
£1 to £2	199.91	0.6	196,201	180.64	1.09	1,881,234	–	–	–
£2 to £3	224.85	0.8	5,856,392	–	–	–	–	–	–
£5 to £6	–	–	–	–	–	–	580.00	0.2	7,897,324
	Executive schemes			SAYE schemes			Other share option plans
	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options	Weighted average exercise price (pence)	Weighted average remaining life (years)	Number of options
At 31 December 2012
Exercise price range
£0 to £1	–	–	–	46.79	0.8	311,648,405	5.43	4.9	74,766,919
£1 to £2	199.91	1.6	233,714	178.14	1.8	2,923,618	–	–	–
£2 to £3	225.69	1.9	7,811,182	–	–	–	–	–	–
£3 to £4	–	–	–	–	–	–	–	–	–
£5 to £6	–	–	–	–	–	–	566.89	0.9	12,026,160
F-88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: SHARE-BASED PAYMENTS continued

The fair value calculations at 31 December 2013 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	Save-As-You-Earn	Executive Share Plan 2003	LTIP	SWIP LTIP
Weighted average risk-free interest rate	0.33%	0.37%	0.31%	0.30%
Weighted average expected life	3.1 years	1.0 years	3.0 years	3.0 years
Weighted average expected volatility	45%	35%	45%	45%
Weighted average expected dividend yield	2.5%	2.5%	4.3%	4.4%
Weighted average share price	£0.51	£0.57	£0.49	£0.49
Weighted average exercise price	£0.41	Nil	Nil	Nil

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

The number of shares awarded relating to matching shares in 2013 was 19,870,495 (2012: 36,158,343), with an average fair value of £0.63 (2012: £0.34), based on market prices at the date of award.

NOTE 51: RELATED PARTY TRANSACTIONS

KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2013 £m	2012 £m	2011 £m
Compensation
Salaries and other short-term benefits	15	12	12
Post-employment benefits	–	–	–
Share-based payments	21	13	11
Total compensation	36	25	23
F-89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: RELATED PARTY TRANSACTIONS continued

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.2 million (2012: £0.1 million; 2011: £0.2 million).

	2013 million	2012 million	2011 million
Share option plans
At 1 January	25	22	6
Granted, including certain adjustments[1] (includes entitlements of appointed key management personnel)	5	8	20
Exercised/lapsed (includes entitlements of former key management personnel)	(16)	(5)	(4)
At 31 December	14	25	22

[1]	2010 includes adjustments, using a standard HMRC formula, to negate the dilutionary impact of the Group’s 2009 capital raising activities.

	2013 million	2012 million	2011 million
Share plans
At 1 January	70	58	56
Granted, including certain adjustments[1] (includes entitlements of appointed key management personnel)	42	45	35
Exercised/lapsed (includes entitlements of former key management personnel)	(7)	(33)	(33)
At 31 December	105	70	58

[1]	2010 includes adjustments, using a standard HMRC formula, to negate the dilutionary impact of the Group’s 2009 capital raising activities.

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2013 £m	2012 £m	2011 £m
Loans
At 1 January	2	3	3
Advanced (includes loans of appointed key management personnel)	2	3	1
Repayments (includes loans of former key management personnel)	(2)	(4)	(1)
At 31 December	2	2	3

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 2.5 per cent and 23.9 per cent in 2013 (2012: 2.5 per cent and 29.95 per cent; 2011: 1.09 per cent and 27.5 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2012 and 2011: £nil).

	2013 £m	2012 £m	2011 £m
Deposits
At 1 January	10	6	4
Placed (includes deposits of appointed key management personnel)	29	39	17
Withdrawn (includes deposits of former key management personnel)	(26)	(35)	(15)
At 31 December	13	10	6

Deposits placed by key management personnel attracted interest rates of up to 2.9 per cent (2012: 3.8 per cent; 2011: 5 per cent).

At 31 December 2013, the Group did not provide any guarantees in respect of key management personnel (2012 and 2011: none).

At 31 December 2013, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £1 million with six directors and five connected persons (2012: £1 million with five directors and three connected persons; 2011: £3 million with four directors and three connected persons).

SUBSIDIARIES

Details of the principal subsidiaries are given in note 9 to the parent company financial statements. In accordance with IFRS 10 Consolidated financial statements, transactions and balances with subsidiaries have been eliminated on consolidation.

F-90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: RELATED PARTY TRANSACTIONS continued

UK GOVERNMENT

In January 2009, the UK Government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. At 31 December 2013, HM Treasury held a 32.7 per cent interest in the Company’s ordinary share capital and consequently HM Treasury remained a related party of the Company during the year ended 31 December 2013; this percentage holding has reduced from 39.2 per cent at 31 December 2012 following the UK Government’s sale of 4,282 million shares on 17 September 2013 and the impact of issues of ordinary shares.

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

Since 31 December 2011, the Group has had the following significant transactions with the UK Government or UK Government-related entities:

During the year ended 31 December 2013, the Group participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

NATIONAL LOAN GUARANTEE SCHEME

The Group has participated in the UK Government’s National Loan Guarantee Scheme, which was launched on 20 March 2012. Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group’s existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a certain period of time.

BUSINESS GROWTH FUND

In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers’ Association’s Business Taskforce Report of October 2010. At 31 December 2013, the Group had invested £64 million (31 December 2012: £50 million) in the Business Growth Fund and carried the investment at a fair value of £52 million (31 December 2012: £44 million).

BIG SOCIETY CAPITAL

In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund. The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund. The Fund was officially launched on 3 April 2012 and the Group had invested £12 million in the Fund by 31 December 2012 and invested a further £11 million during the year ended 31 December 2013.

FUNDING FOR LENDING

In August 2012, the Group announced its support for the UK Government’s Funding for Lending Scheme and confirmed its intention to participate in the scheme. The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supports a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow. In November 2013, the Group entered into extension letters with the Bank of England to take part in the extension of the Funding for Lending Scheme until the end of January 2015. The extension of the Funding for Lending Scheme focuses on providing businesses with cheaper finance to invest and grow. At 31 December 2013, the Group had drawn down £8.0 billion under the Funding for Lending Scheme. A further £2.2 billion was drawn in January 2014, which under the Funding for Lending rules counts as funding from the 2013 scheme capacity. This figure includes £0.2 billion drawn by Sainsbury’s Bank plc. As a result of the Group’s holding in the joint venture, Sainsbury’s Bank plc is part of the Group for Funding for Lending purposes for the period to 31 January 2014.

HELP TO BUY

On 7 October 2013, Bank of Scotland plc entered into an agreement with The Commissioners of Her Majesty’s Treasury by which it agreed that the Halifax Division of Bank of Scotland plc would participate in the Help to Buy Scheme with effect from 11 October 2013 and that Lloyds Bank plc would participate from 3 January 2014. The Help to Buy Scheme is a scheme promoted by the Government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages. Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price.

In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender arising from a higher loan-to-value loan being made. By 31 December 2013, £79 million had been advanced under this scheme.

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

F-91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: RELATED PARTY TRANSACTIONS continued

OTHER RELATED PARTY TRANSACTIONS

SALE OF CERTAIN SECURITISATION NOTES

During the year ended 31 December 2013, the Group sold at fair value certain securitisation notes to Lloyds Bank Pension Trust (No. 1) Limited for a consideration of approximately £340 million. Following the sale, the Group deconsolidated the relevant securitisation entities recognising a profit of £236 million.

Subsequently, the Group entered into a commercially negotiated agreement with Lloyds Bank Pension Trust (No.1) Limited to jointly sell a portfolio of US Residential Mortgage-Backed Securities with a book value of £3.5 billion. As a result of selling the portfolio together a price premium was achieved compared to selling the notes separately. Under the terms of the agreement the Group and Lloyds Bank Pension Trust (No.1) Limited agreed to share any price premium achieved above an agreed minimum threshold amount. The joint sale resulted in the Group realising a total pre-tax gain of approximately £538 million, of which £99 million related to the premium sharing agreement.

ST. JAMES’S PLACE PLC

In March 2013 the Group sold 102 million shares in St. James’s Place plc; fees totalling some £5 million in relation to the sale were settled by St. James’s Place plc.

PENSION FUNDS

The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2013, customer deposits of £145 million (2012: £129 million) and investment and insurance contract liabilities of £4,728 million (2012: £4,569 million (restated)) related to the Group’s pension funds.

COLLECTIVE INVESTMENT VEHICLES

The Group manages 210 (2012: 244) collective investment vehicles, such as Open Ended Investment Companies (OEICs) and of these 145 (2012: 136) are consolidated. The Group invested £2,472 million (2012: £1,563 million) and redeemed £2,189 million (2012: £1,690 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £3,291 million (2012: £6,479 million) at 31 December. The Group earned fees of £277 million from the unconsolidated collective investment vehicles during 2013 (2012: £325 million).

JOINT VENTURES AND ASSOCIATES

The Group provides both administration and processing services to its principal joint venture, Sainsbury’s Bank plc. The amounts receivable by the Group during the year were £35 million (2012: £32 million), of which £10 million was outstanding at 31 December 2013 (2012: £16 million). At 31 December 2013, Sainsbury’s Bank plc also had balances with the Group that were included in loans and advances to banks of £806 million (2012: £1,299 million) and deposits by banks of £927 million (2012: £1,268 million).

At 31 December 2013 there were loans and advances to customers of £4,448 million (2012: £3,424 million) outstanding and balances within customer deposits of £70 million (2012: £45 million) relating to other joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2013, these companies had total assets of approximately £6,913 million (2012: £10,759 million), total liabilities of approximately £7,084 million (2012: £10,956 million) and for the year ended 31 December 2013 had turnover of approximately £6,989 million (2012: £8,169 million) and made a net loss of approximately £16 million (2012: net loss of £488 million). In addition, the Group has provided £3,355 million (2012: £5,146 million) of financing to these companies on which it received £170 million (2012: £208 million) of interest income in the year.

NOTE 52: CONTINGENT LIABILITIES AND COMMITMENTS

INTERCHANGE FEES

On 24 May 2012, the General Court of the European Union (the General Court) upheld the European Commission’s 2007 decision that an infringement of EU competition law had arisen from arrangements whereby MasterCard issuers charged a uniform fallback multilateral interchange fee (MIF) in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card.

MasterCard has appealed the General Court’s judgment to the Court of Justice of the European Union. MasterCard is supported by several card issuers, including the Group. Judgment is not expected until the summer of 2014 or later.

In parallel:

–	the European Commission is also considering further action, and has proposed legislation to regulate interchange fees, following its 2012 Green Paper (Towards an integrated European market for cards, internet and mobile payments) consultation;

–	the European Commission has consulted on commitments proposed by VISA to settle an investigation into whether arrangements adopted by VISA for the levying of the MIF in respect of cross-border credit card payment transactions also infringe European Union competition laws. VISA has proposed inter alia to reduce the level of interchange fees on cross-border credit card transactions to the interim level (30 basis points) also agreed by MasterCard. VISA has previously reached an agreement (which expires in 2014) with the European Commission to reduce the level of interchange fees for cross-border debit card transactions to the interim levels agreed by MasterCard;

–	the Office of Fair Trading (OFT) has placed on hold its examination of whether the levels of interchange fees paid by retailers in respect of MasterCard and VISA credit cards, debit cards and charge cards in the UK infringe competition law. The OFT has placed the investigation on hold pending the outcome of the MasterCard appeal to the Court of Justice of the European Union; and

–	the UK Government held a consultation in 2013, Opening Up UK Payments. The consultation included a proposal to legislate to introduce a new economic regulator with responsibility for payment systems, including three and four party card schemes, and a role in setting or approving interchange fees.
F-92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: CONTINGENT LIABILITIES AND COMMITMENTS continued

The ultimate impact of the investigations and any regulatory or legislative developments on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings and once regulatory or legislative proposals are more certain.

INVESTIGATIONS AND LITIGATION RELATING TO INTERBANK OFFERED RATES, AND OTHER REFERENCE RATES

A number of government agencies in the UK, US and elsewhere, including the UK Financial Conduct Authority, the Serious Fraud Office, the US Commodity Futures Trading Commission, the US Securities and Exchange Commission, the US Department of Justice and a number of State Attorneys General, as well as the European and Swiss Competition Commissions, are conducting investigations into submissions made by panel members to the bodies that set various interbank offered rates including the BBA London Interbank Offered Rates (LIBOR) and the European Banking Federation’s Euribor, along with other reference rates. Certain Group companies were (at the relevant times) and remain members of various panels whose members make submissions to these bodies including the BBA LIBOR panels. No Group company is or was a member of the Euribor panel. Certain Group companies have received subpoenas and requests for information from certain government agencies and the Group is co-operating with their investigations.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar LIBOR. The claims have been asserted by plaintiffs claiming to have had an interest in various types of financial instruments linked to US Dollar LIBOR. The allegations in these cases, the majority of which have been coordinated for pre-trial purposes in multi-district litigation proceedings (MDL) in the US District Court for the Southern District of New York (the ‘District Court’), are substantially similar to each other. The lawsuits allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act (RICO) and the Commodity Exchange Act (CEA), as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims have been dismissed by the District Court, various motions directed to the sufficiency of their pleading of certain claims are still pending, and many of these cases have been stayed by order of the District Court.

The Group is also reviewing its activities in relation to the setting of certain foreign exchange daily benchmark rates, following the FCA’s publicised initiation of an investigation into other financial institutions in relation to this activity. In addition, the Group, together with a number of other banks, has been named as a defendant in several actions in the District Court, in which the plaintiffs allege that the defendants manipulated WM/Reuters foreign exchange rates in violation of US antitrust laws. The time-frame for the Group and the other defendants to move to dismiss these claims has not yet been set.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various regulatory investigations, private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

FINANCIAL SERVICES COMPENSATION SCHEME

The Financial Services Compensation Scheme (FSCS) is the UK’s independent statutory compensation fund of last resort for customers of authorised financial services firms and pays compensation if a firm is unable or likely to be unable to pay claims against it. The FSCS is funded by levies on the authorised financial services industry. Each deposit-taking institution contributes towards the FSCS levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March.

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. Although the substantial majority of this loan, which totalled approximately £17 billion at 31 March 2013, will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants of the FSCS. In July 2013, the FSCS confirmed that it expects to raise compensation costs levies of approximately £1.1 billion on all deposit-taking participants over a three year measurement period from 2012 to 2014 to enable it to repay the balance of the HM Treasury loan which matures in 2016. The Group has provided for its share of the 2012 and 2013 element of the levy. The amount of future compensation costs levies payable by the Group depends on a number of factors including participation in the market at 31 December, the level of protected deposits and the population of deposit-taking participants.

INVESTIGATION INTO BANK OF SCOTLAND AND REPORT ON HBOS

The FSA’s enforcement investigation into Bank of Scotland plc’s Corporate division between 2006 and 2008 concluded with the publication of a Final Notice on 9 March 2012. No financial penalty was imposed on the Group or Bank of Scotland plc. On 12 September 2012 the FSA confirmed it was starting work on a public interest report on HBOS. That report is currently expected to be published in 2014.

US SHAREHOLDER LITIGATION

In November 2011 the Group and two former members of the Group’s Board of Directors were named as defendants in a purported securities class action filed in the United States District Court for the Southern District of New York. The complaint asserted claims under the Securities Exchange Act of 1934 in connection with alleged material omissions from statements made in 2008 in connection with the acquisition of HBOS. In October 2012 the court dismissed the complaint. The plaintiffs’ appeal against this decision was dismissed on 19 September 2013 and the time limit for further appeals expired in December 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: CONTINGENT LIABILITIES AND COMMITMENTS continued

US-SWISS TAX PROGRAMME

The US Department of Justice (the DOJ) and the Swiss Federal Department of Finance announced on 29 August 2013 a programme (the Programme) for Swiss banks to obtain resolution concerning their status in connection with on-going investigations by the DOJ into individuals and entities that use foreign (i.e. non-U.S.) bank accounts to evade U.S. taxes and reporting requirements, and individuals and entities that facilitate or have facilitated the evasion of such taxes and reporting requirements. Swiss banks that choose to participate have to notify the DOJ of their election to categorise their relevant banking operations according to one of a number of defined categories under the Programme. The Group, which carried out private banking operations in Switzerland prior to disposing of these operations in November 2013, has notified the DOJ of its elected categorisation on the basis that while it believes it has operated in full compliance with all US federal tax laws, there remains the possibility that certain of its clients may not have declared their assets in compliance with such laws. The Group will continue to co-operate with the DOJ under the terms of the Programme. However, at this time, it is not possible to predict the ultimate outcome of the Group’s participation in the Programme, including the timing and scale of any fine finally payable to the DOJ.

TAX AUTHORITIES

The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. This includes open matters where Her Majesty’s Revenue and Customs (‘HMRC’) adopt a different interpretation and application of tax law which might lead to additional tax. The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In the second half of 2013 HMRC informed the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (including class or group action claims brought on behalf of customers, shareholders or other third parties), and regulatory challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

	2013 £m	2012 £m
Contingent liabilities
Acceptances and endorsements	204	107
Other:
Other items serving as direct credit substitutes	710	523
Performance bonds and other transaction-related contingencies	1,966	2,266
	2,676	2,789
Total contingent liabilities	2,880	2,896

The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2013 £m	2012 £m
Commitments
Documentary credits and other short-term trade-related transactions	54	11
Forward asset purchases and forward deposits placed	440	546
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	9,559	7,404
Other commitments	55,002	53,196
	64,561	60,600
1 year or over original maturity	40,616	40,794
Total commitments	105,671	101,951

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £56,292 million (2012: £52,733 million) was irrevocable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: CONTINGENT LIABILITIES AND COMMITMENTS continued

OPERATING LEASE COMMITMENTS

Where a Group company is the lessee the future minimum lease payments under non-cancellable premises operating leases are as follows:

	2013 £m	2012 £m
Not later than 1 year	292	310
Later than 1 year and not later than 5 years	928	987
Later than 5 years	1,166	1,332
Total operating lease commitments	2,386	2,629

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these is not material. No arrangements have been entered into for contingent rental payments.

CAPITAL COMMITMENTS

Excluding commitments in respect of investment property (note 26), capital expenditure contracted but not provided for at 31 December 2013 amounted to £345 million (2012: £279 million). Of this amount, £344 million (2012: £276 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL INSTRUMENTS

(1) MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

	Derivatives	At fair value through profit or loss
	Designated as hedging instruments £m	Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m
At 31 December 2013
Financial assets
Cash and balances at central banks	–	–	–	–	–	49,915	–	49,915
Items in the course of collection from banks	–	–	–	–	–	1,007	–	1,007
Trading and other financial assets at fair value through profit or loss	–	37,350	105,333	–	–	–	–	142,683
Derivative financial instruments	6,787	26,338	–	–	–	–	–	33,125
Loans and receivables:
Loans and advances to banks	–	–	–	–	25,365	–	–	25,365
Loans and advances to customers	–	–	–	–	495,281	–	–	495,281
Debt securities	–	–	–	–	1,355	–	–	1,355
	–	–	–	–	522,001	–	–	522,001
Available-for-sale financial assets	–	–	–	43,976	–	–	–	43,976
Total financial assets	6,787	63,688	105,333	43,976	522,001	50,922	–	792,707
Financial liabilities
Deposits from banks	–	–	–	–	–	13,982	–	13,982
Customer deposits	–	–	–	–	–	441,311	–	441,311
Items in course of transmission to banks	–	–	–	–	–	774	–	774
Trading and other financial liabilities at fair value through profit or loss	–	38,319	5,306	–	–	–	–	43,625
Derivative financial instruments	4,518	25,946	–	–	–	–	–	30,464
Notes in circulation	–	–	–	–	–	1,176	–	1,176
Debt securities in issue	–	–	–	–	–	87,102	–	87,102
Liabilities arising from insurance contracts and participating investment contracts	–	–	–	–	–	–	82,777	82,777
Liabilities arising from non-participating investment contracts	–	–	–	–	–	–	27,590	27,590
Unallocated surplus within insurance businesses	–	–	–	–	–	–	391	391
Financial guarantees	–	–	50	–	–	–	–	50
Subordinated liabilities	–	–	–	–	–	32,312	–	32,312
Total financial liabilities	4,518	64,265	5,356	–	–	576,657	110,758	761,554
F-96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL INSTRUMENTS continued

	Derivatives	At fair value through profit or loss
	designated as hedging instruments £m	Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m
At 31 December 2012[1]
Financial assets
Cash and balances at central banks	–	–	–	–	–	80,298	–	80,298
Items in the course of collection from banks	–	–	–	–	–	1,256	–	1,256
Trading and other financial assets at fair value through profit or loss	–	23,345	137,275	–	–	–	–	160,620
Derivative financial instruments	11,571	44,986	–	–	–	–	–	56,557
Loans and receivables:
Loans and advances to banks	–	–	–	–	32,757	–	–	32,757
Loans and advances to customers	–	–	–	–	517,225	–	–	517,225
Debt securities	–	–	–	–	5,273	–	–	5,273
	–	–	–	–	555,255	–	–	555,255
Available-for-sale financial assets	–	–	–	31,374	–	–	–	31,374
Total financial assets	11,571	68,331	137,275	31,374	555,255	81,554	–	885,360
Financial liabilities
Deposits from banks	–	–	–	–	–	38,405	–	38,405
Customer deposits	–	–	–	–	–	426,912	–	426,912
Items in course of transmission to banks	–	–	–	–	–	996	–	996
Trading and other financial liabilities at fair value through profit or loss	–	27,692	5,700	–	–	–	–	33,392
Derivative financial instruments	6,598	42,078	–	–	–	–	–	48,676
Notes in circulation	–	–	–	–	–	1,198	–	1,198
Debt securities in issue	–	–	–	–	–	117,253	–	117,253
Liabilities arising from insurance contracts and participating investment contracts	–	–	–	–	–	–	82,953	82,953
Liabilities arising from non-participating investment contracts	–	–	–	–	–	–	54,372	54,372
Unallocated surplus within insurance businesses	–	–	–	–	–	–	267	267
Financial guarantees	–	–	48	–	–	–	–	48
Subordinated liabilities	–	–	–	–	–	34,092	–	34,092
Total financial liabilities	6,598	69,770	5,748	–	–	618,856	137,592	838,564

1 Restated – see note 1.

(2) RECLASSIFICATION OF FINANCIAL ASSETS

No financial assets have been reclassified in 2013.

During 2012 the Group has reviewed its holding of government securities classified as held-to-maturity and in view of the fact that it was no longer the Group’s intention to hold these to maturity, securities with a carrying amount of £10,811 million and a fair value of £11,979 million were reclassified as available-for-sale financial assets in December 2012.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL INSTRUMENTS continued

CARRYING VALUE AND FAIR VALUE OF RECLASSIFIED ASSETS

The table below sets out the carrying value and fair value of reclassified financial assets.

	2013		2012		2011		2010		2009		2008
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
From held for trading to loans and receivables	–	–	11	9	67	56	750	727	1,833	1,822	2,883	2,926
From available-for-sale financial assets to loans and receivables	–	–	162	203	217	219	313	340	394	422	454	402
From available-for-sale financial assets to held-to-maturity investments	–	–	–	–	3,624	3,846	3,455	3,539	–	–	–	–
From held-to-maturity investments to available-for-sale financial assets	1,117	1,117	4,998	4,998	–	–	–	–	–	–	–	–
Total carrying value and fair value	1,117	1,117	5,171	5,210	3,908	4,121	4,518	4,606	2,227	2,244	3,337	3,328

During the year ended 31 December 2013, the carrying value of assets reclassified to loans and receivables decreased by £173 million due to sales and maturities of £173 million.

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

	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
From held for trading to loans and receivables	1	1	(3)	(34)	208	(347)

The table below shows the additional gains (losses) that would have been recognised in other comprehensive income if the reclassifications had not occurred.

	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
From available-for-sale financial assets to loans and receivables	(56)	24	(68)	69	161	(108)

B) ACTUAL AMOUNTS RECOGNISED IN RESPECT OF RECLASSIFIED ASSETS

After reclassification the reclassified financial assets contributed the following amounts to the Group income statement.

	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
From held for trading to loans and receivables:
Net interest income	–	–	1	24	55	31
Impairment losses	–	–	–	(6)	(49)	(158)
Total amounts recognised	–	–	1	18	6	(127)
	2013	2012	2011	2010	2009	2008
	£m	£m	£m	£m	£m	£m
From available-for-sale financial assets to loans and receivables:
Net interest income	1	1	2	1	34	3
Impairment credit (losses)	–	5	(8)	(2)	(56)	(23)
Gains (losses) on disposal	(5)	–	–	–	–	–
Total amounts recognised	(4)	6	(6)	(1)	(22)	(20)
F-98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL INSTRUMENT continued

(3) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The following table summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	2013		2012[1]
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Financial assets
Trading and other financial assets at fair value through profit or loss	142,683	142,683	160,620	160,620
Derivative financial instruments	33,125	33,125	56,557	56,557
Loans and receivables:
Loans and advances to banks	25,365	25,296	32,757	32,746
Loans and advances to customers: unimpaired	473,239	464,453	484,868	474,061
Loans and advances to customers: impaired	22,042	22,042	32,357	32,357
Debt securities	1,355	1,251	5,273	5,402
Available-for-sale financial assets	43,976	43,976	31,374	31,374
Financial liabilities
Deposits from banks	13,982	14,101	38,405	38,738
Customer deposits	441,311	441,855	426,912	428,749
Trading and other financial liabilities at fair value through profit or loss	43,625	43,625	33,392	33,392
Derivative financial instruments	30,464	30,464	48,676	48,676
Debt securities in issue	87,102	90,803	117,253	122,847
Liabilities arising from non-participating investment contracts	27,590	27,590	54,372	54,372
Financial guarantees	50	50	48	48
Subordinated liabilities	32,312	34,449	34,092	36,382

1 Restated – see note 1.

The carrying amount of the following financial instruments is a reasonable approximation of fair value; cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

(4) FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

Fair value information is not provided for items that are not financial instruments or for other assets and liabilities which are not carried at fair value in the Group’s consolidated balance sheet. These items include intangible assets, such as the value of the Group’s branch network, the long-term relationships with depositors and credit card relationships; premises and equipment; and shareholders’ equity. These items are material and accordingly the Group believes that the fair value information presented does not represent the underlying value of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL INSTRUMENTS continued

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

VALUATION OF FINANCIAL ASSETS AND LIABILITIES

Assets and liabilities carried at fair value or for which fair values are disclosed have been classified into three levels according to the quality and reliability of information used to determine the fair values.

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

Unless otherwise noted, the following disclosures are provided separately for assets and liabilities carried at fair value and those carried at amortised cost.

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL INSTRUMENTS continued

FINANCIAL ASSETS AND LIABILITIES CARRIED AT FAIR VALUE

VALUATION HIERARCHY

The table below analyses the financial assets and liabilities of the Group which are carried at fair value. They are categorised into levels 1 to 3 based on the degree to which their fair value is observable. The fair value measurement approach is recurring in nature.

Valuation hierarchy

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2013
Trading and other financial assets at fair value through profit or loss
Loans and advances to customers	–	21,110	–	21,110
Loans and advances to banks	–	8,333	–	8,333
Debt securities:
Government securities	20,191	498	–	20,689
Other public sector securities	–	1,312	885	2,197
Bank and building society certificates of deposit	–	1,491	–	1,491
Asset-backed securities:
Mortgage-backed securities	30	768	–	798
Other asset-backed securities	171	756	–	927
Corporate and other debt securities	244	18,689	1,687	20,620
	20,636	23,514	2,572	46,722
Equity shares	64,690	53	1,660	66,403
Treasury and other bills	7	108	–	115
Total trading and other financial assets at fair value through profit or loss	85,333	53,118	4,232	142,683
Available-for-sale financial assets
Debt securities:
Government securities	38,262	28	–	38,290
Bank and building society certificates of deposit	–	208	–	208
Asset-backed securities:
Mortgage-backed securities	–	1,263	–	1,263
Other asset-backed securities	–	841	74	915
Corporate and other debt securities	56	1,799	–	1,855
	38,318	4,139	74	42,531
Equity shares	48	147	375	570
Treasury and other bills	852	23	–	875
Total available-for-sale financial assets	39,218	4,309	449	43,976
Derivative financial instruments	235	29,871	3,019	33,125
Total financial assets carried at fair value	124,786	87,298	7,700	219,784
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	5,267	39	5,306
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	28,902	–	28,902
Short positions in securities	6,473	417	–	6,890
Other	–	2,527	–	2,527
	6,473	31,846	–	38,319
Total trading and other financial liabilities at fair value through profit or loss	6,473	37,113	39	43,625
Derivative financial instruments	119	29,359	986	30,464
Financial guarantees	–	–	50	50
Total financial liabilities carried at fair value	6,592	66,472	1,075	74,139

There were no significant transfers between level 1 and level 2 during the year.

notes to the consolidated financial statements

Note 53: Financial instruments continued

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2012
Trading and other financial assets at fair value through profit or loss
Loans and advances to customers	–	13,632	–	13,632
Loans and advances to banks	–	919	–	919
Debt securities:
Government securities	19,138	2,207	–	21,345
Other public sector securities	–	1,056	–	1,056
Bank and building society certificates of deposit	68	3,326	–	3,394
Asset-backed securities:
Mortgage-backed securities	232	693	–	925
Other asset-backed securities	348	1,565	–	1,913
Corporate and other debt securities	8,346	17,694	1,519	27,559
	28,132	26,541	1,519	56,192
Equity shares	87,566	94	1,787	89,447
Treasury and other bills	430	–	–	430
Total trading and other financial assets at fair value through profit or loss	116,128	41,186	3,306	160,620
Available-for-sale financial assets
Debt securities:
Government securities	25,555	–	–	25,555
Bank and building society certificates of deposit	42	146	–	188
Asset-backed securities:
Mortgage-backed securities	–	1,524	–	1,524
Other asset-backed securities	–	687	73	760
Corporate and other debt securities	22	1,826	–	1,848
	25,619	4,183	73	29,875
Equity shares	21	99	408	528
Treasury and other bills	869	16	86	971
Total available-for-sale financial assets	26,509	4,298	567	31,374
Derivative financial instruments	76	54,123	2,358	56,557
Total financial assets carried at fair value	142,713	99,607	6,231	248,551
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	5,700	–	5,700
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	24,553	–	24,553
Short positions in securities	1,850	350	–	2,200
Other	15	924	–	939
	1,865	25,827	–	27,692
Total trading and other financial liabilities at fair value through profit or loss	1,865	31,527	–	33,392
Derivative financial instruments	36	48,097	543	48,676
Financial guarantees	–	–	48	48
Total financial liabilities carried at fair value	1,901	79,624	591	82,116

There were no significant transfers between level 1 and level 2 during the year.

notes to the consolidated financial statements

Note 53: Financial instruments continued

Valuation methodology

Loans and advances and debt securities

Loans and advances and debt securities measured at fair value and classified as level 2 are valued by discounting expected cash flows using an observable credit spread applicable to the particular instrument.

Where there is limited trading activity in debt securities, the Group uses valuation models, consensus pricing information from third party pricing services and broker or lead manager quotes to determine an appropriate valuation. Debt securities are classified as level 3 if there is a significant valuation input that cannot be corroborated through market sources or where there are materially inconsistent values for an input. Asset classes classified as level 3 mainly comprise certain collateralised loan obligations and collateralised debt obligations.

Equity investments

Unlisted equity and fund investments are valued using different techniques in accordance with the Group’s valuation policy and International Private Equity and Venture Capital Guidelines.

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

Unlisted equity investments and investments in property partnerships held in the life assurance funds are valued using third party valuations. Management take account of any pertinent information, such as recent transactions and information received on particular investments, to adjust the third party valuations where necessary.

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

The Group’s level 3 derivative assets include £1,212 million (2012: £1,421 million) in respect of the value of the embedded equity conversion feature of the Enhanced Capital Notes issued in December 2009. The embedded equity conversion feature is valued by comparing the market price of the Enhanced Capital Notes with the market price of similar bonds without the conversion feature. The latter is calculated by discounting the expected Enhanced Capital Note cash flows in the absence of a conversion using prevailing market yields for similar capital securities without the conversion feature. The market price of the Enhanced Capital Notes was calculated with reference to multiple broker quotes.

Liabilities held at fair value through profit or loss

These principally comprise debt securities in issue which are classified as level 2 and their fair value is determined using techniques whose inputs are based on observable market data.

notes to the consolidated financial statements

Note 53: Financial instruments continued

MoVements in LeVel 3 portfolio

The table below analyses movements in level 3 financial assets carried at fair value (recurring measurement).

	Trading and other financial assets at fair value through profit or loss £m	Available- for-sale £m	Derivative assets £m	Total level 3 assets carried at fair value (recurring basis) £m
At 1 January 2012	2,941	2,056	2,649	7,646
Exchange and other adjustments	10	(60)	12	(38)
Gains recognised in the income statement within other income	166	(356)	(335)	(525)
Losses recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	–	(58)	–	(58)
Purchases	513	218	45	776
Sales	(570)	(1,358)	(13)	(1,941)
Transfers into the level 3 portfolio	337	138	–	475
Transfers out of the level 3 portfolio	(91)	(13)	–	(104)
At 31 December 2012	3,306	567	2,358	6,231
Exchange and other adjustments	21	15	2	38
Gains recognised in the income statement within other income	296	–	144	440
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	–	40	–	40
Purchases	582	43	271	896
Sales	(631)	(224)	(102)	(957)
Transfers into the level 3 portfolio	995	12	354	1,361
Transfers out of the level 3 portfolio	(337)	(4)	(8)	(349)
At 31 December 2013	4,232	449	3,019	7,700
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December 2013	70	5	159	234
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December 2012	85	(33)	(335)	(283)

The table below analyses movements in the Level 3 financial liabilities portfolio.

	Trading and other financial liabilities at fair value through profit or loss	Derivative liabilities	Financial guarantees	Total level 3 financial liabilities carried at fair value
	£m	£m	£m	£m
At 1 January 2012	–	741	49	790
Exchange and other adjustments	–	10	–	10
Gains recognised in the income statement within other income	–	(227)	(3)	(230)
Additions	–	28	2	30
Redemptions	–	(25)	–	(25)
Transfers into the level 3 portfolio	–	16	–	16
At 31 December 2012	–	543	48	591
Exchange and other adjustments	–	8	–	8
Losses (gains) recognised in the income statement within other income	10	(30)	3	(17)
Additions	29	262	–	291
Redemptions	–	(29)	(1)	(30)
Transfers into the level 3 portfolio	–	233	–	233
Transfers out of the level 3 portfolio	–	(1)	–	(1)
At 31 December 2013	39	986	50	1,075
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December 2013	(10)	20	(3)	7
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December 2012	–	223	3	226
F-104

notes to the consolidated financial statements

Note 53: Financial instruments continued

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

SensitiVity of leVel 3 Valuations

			At 31 December 2013			At 31 December 2012[5]
				Effect of reasonably possible alternative assumptions[2]			Effect of reasonably possible alternative assumptions [2]
	Valuation techniques	Significant unobservable inputs[1]	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Trading and other financial assets at fair value through profit or loss
Debt securities	Discounted cash flows	Credit spreads (bps) n/a3	18	5	(2)	–	–	–
Equity and venture capital investments	Market approach	Earnings multiple (0.2/14.6)	2,132	70	(70)	1,854	51	(51)

	Underlying asset/ net asset value (incl. property prices)[4]	n/a	130	–	–	227	–	–
Unlisted equities and property partnerships in the life funds	Underlying asset/ net asset value (incl. property prices)[4]	n/a	1,952	–	–	1,225	–	–
			4,232			3,306
Available-for-sale financial assets
Asset-backed securities	Lead manager or broker quote/ consensus pricing	n/a	74	–	–	73	–	–
Equity and venture capital investments	Underlying asset/ net asset value (incl. property prices)[4]	n/a	375	28	(19)	494	36	(11)
			449			567
Derivative financial assets
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread (199 bps/420 bps)	1,212	59	(58)	1,421	63	–
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (62 bps/192 bps)	1,461	66	(39)	899	69	(48)
	Option pricing model	Interest rate volatility (3%/112%)	346	6	(7)	38	2	(21)
			3,019			2,358
Level 3 financial assets carried at fair value			7,700			6,231
Trading and other financial liabilities at fair value through profit or loss			39	1	(1)	–	–	–
Derivative financial liabilities
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (62 bps/192 bps)	754	–	–	475	–	–
	Option pricing model	Interest rate volatility (3%/112%)	232	–	–	68	–	–
			986			543
Financial guarantees			50			48
Level 3 financial liabilities carried at fair value			1,075			591

[1]	Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

[2]	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

[3]	A single pricing source is used.

[4]	Underlying asset/net asset values represent fair value.

[5]	Comparatives are provided only where disclosures were required in 2012.
F-105

notes to the consolidated financial statements

Note 53: Financial instruments continued

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are as follows:

–	Interest rates and inflation rates are referenced in some derivatives where the payoff that the holder of the derivative receives depends on the behaviour of those underlying references through time.

–	Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value.

–	Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes.

–	Earnings multiples are used to value certain unlisted equity investments; a higher earnings multiple will result in a higher fair value.

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships.

Debt securities

Reasonably possible alternative assumptions have been determined in respect of the Group’s structured credit investment by flexing credit spreads.

Derivatives

Reasonably possible alternative assumptions have been determined in respect of the Group’s derivative portfolios as follows:

–	In respect of the embedded equity conversion feature of the Enhanced Capital Notes, the sensitivity was based on the absolute difference between the actual price of the enhanced capital note and the closest, alternative broker quote available plus the impact of applying a 10 bps increase/decrease in the market yield used to derive a market price for similar bonds without the conversion feature. The effect of interdependency of the assumptions is not material to the effect of applying reasonably possible alternative assumptions to the valuations of derivative financial instruments.

–	Uncollateralised inflation swaps are valued using appropriate discount spreads for such transactions. These spreads are not generally observable for longer maturities. The reasonably possible alternative valuations reflect flexing of the spreads for the differing maturities to alternative values of between 62 bps and 192 bps (2012: 51 bps and 260 bps).

–	Swaptions are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatilities have been flexed within a range of 3 per cent to 112 per cent (2012: 31 per cent and 79 per cent).

Unlisted equity, venture capital investments and investments in property partnerships

The valuation techniques used for unlisted equity and venture capital investments vary depending on the nature of the investment. Reasonably possible alternative valuations for these investments have been calculated by reference to the approach taken, as appropriate to the business sector and investment circumstances and as such the following inputs have been considered:

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
F-106

notes to the consolidated financial statements

Note 53: Financial instruments continued

Financial assets and liabilities carried at amortised cost

Valuation hierarchy

The table below analyses the fair values of the financial assets and liabilities of the Group which are carried at amortised cost. They are categorised into levels 1 to 3 based on the degree to which their fair value is observable.

At 31 December 2013	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets
Loans and receivables:
Loans and advances to customers	–	–	486,495	486,495
Loans and advances to banks	–	–	25,296	25,296
Debt securities	157	42	1,052	1,251
Financial liabilities
Deposits from banks	–	13,957	144	14,101
Customer deposits	–	423,122	18,733	441,855
Debt securities in issue	–	90,628	175	90,803
Subordinated liabilities	–	34,449	–	34,449

Note: Comparatives not provided as disclosure not required in 2012.

Valuation methodology

Financial assets

The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates. The carrying value of the variable rate loans and those relating to lease financing is assumed to be their fair value. For fixed rate lending, several different techniques are used to estimate fair value taking into account expected credit losses, prevailing market interest rates and expected future cash flows. For retail exposures, fair value is principally estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans is estimated by reference to the market rates for similar loans of maturity equal to the remaining fixed interest rate period. The fair value of wholesale loans is estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk.

The fair values of debt securities, which were previously within assets held for trading and were reclassified to loans and receivables, are determined predominantly from lead manager quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data.

Financial liabilities

The fair value of deposits repayable on demand is considered to be equal to their carrying value. The fair value for all other deposits is estimated using discounted cash flows applying either market rates, where applicable, or current rates for deposits of similar remaining maturities.

The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities and for subordinated liabilities is estimated using discounted cash flow techniques at a rate whcih reflects market rates of interest and the Group’s own credit spread.

notes to the consolidated financial statements

Note 53: Financial instruments continued

Derivative valuation adjustments

Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.

(i)	Uncollateralised derivative valuation adjustments, excluding monoline counterparties

The following table summarises the movement on this valuation adjustment account during 2013 and 2012:

	2013 £m	2012 £m
At 1 January	897	1,226
Income statement credit	(241)	(209)
Transfers	(158)	(120)
At 31 December	498	897

Represented by:

	2013 £m	2012 £m
Credit Valuation Adjustment	485	928
Debit Valuation Adjustment	(122)	(174)
Funding Valuation Adjustment	135	143
	498	897

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

The combination of a one notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £67 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (in total contributing £5 million of the overall CVA balance at 31 December 2013).

The DVA is sensitive to:

– the current size of the mark-to-market position on the uncollateralised liability;

– expectations of future market volatility of the underlying liability; and

– the Group’s own CDS spread.

A one per cent rise in the CDS spread would lead to an increase in the DVA of £89 million to £211 million.

The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A one per cent rise in interest rates would lead to a £187 million fall in the overall valuation adjustment to £177 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.

The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding certain uncollateralised derivative positions where the Group considers that this cost is included in market pricing. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by approximately £9 million.

notes to the consolidated financial statements

Note 53: Financial instruments continued

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

At 31 December 2013, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £70 million (2012: £103 million).

(iv) LIBOR/Overnight Index Swap basis

The Group’s derivative trading business applies £50 million (31 December 2012: £74 million) of valuation adjustments against the changing market approach to valuing derivatives that are subject to daily collateral margin, where standard market practice is to pay interest on an Overnight Index Swap basis rather than a LIBOR rate.

No credit valuation adjustment is taken on collateralised swaps.

OWN CREDIT ADJUSTMENTS

The carrying amount of issued notes that are designated at fair value through profit or loss is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

At 31 December 2013, the own credit adjustment arising from the fair valuation of £5,267 million (2012: £5,700 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a gain of £40 million (2012: loss of £437 million).

(5) Transfers of financial assets

A. Transferred financial assets that continue to be recognised in full

The Group enters into repurchase and securities lending transactions in the normal course of business that do not result in derecognition of the financial assets covered as substantially all of the risks and rewards, including credit, interest rate, prepayment and other price risks are retained by the Group. In all cases, the transferee has the right to sell or repledge the assets concerned.

As set out in note 21, included within loans and receivables are loans transferred under the Group’s securitisation and covered bond programmes. As the Group retains all of a majority of the risks and rewards associated with these loans, including credit, interest rate, prepayment and liquidity risk, they remain on the Group’s balance sheet. Assets transferred into the Group’s securitisation and covered bond programmes are not available to be used by the Group whilst the assets are within the programmes. However, the Group retains the right to remove loans from the covered bond programmes where they are in excess of the programme’s requirements. In addition, where the Group has retained some of the notes issued by securitisation and covered bond programmes, the Group has the ability to sell or pledge these retained notes.

The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group’s obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 35). Except as otherwise noted below, none of the liabilities shown in the table below have recourse only to the transferred assets.

At 31 December 2013	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
Repurchase and securities lending transactions
Trading and other financial assets at fair value through profit or loss	10,832	927
Available-for-sale financial assets	6,093	3,726
Loans and receivables:
Loans and advances to customers	19,074	3,936
Debt securities classified as loans and receivables	88	–
Securitisation programmes
Loans and receivables:
Loans and advances to customers	80,878	18,613[1]

[1]	Excludes securitisation notes held by the Group (£38,288 million).
F-109

notes to the consolidated financial statements

Note 53: Financial instruments continued

At 31 December 2012	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
Repurchase and securities lending transactions
Trading and other financial assets at fair value through profit or loss	10,612	620
Available-for-sale financial assets	8,967	4,693
Loans and receivables:
Loans and advances to customers	19,015	6,662
Debt securities classified as loans and receivables	498	346
Securitisation programmes
Loans and receivables:
Loans and advances to customers[1]	118,183	28,059	[2]

[1]	Includes US residential mortgage-backed securities and associated liabilities whose carrying values were £185 million and £221 million respectively; the associated liabilities have recourse only to the securities transferred and, at 31 December 2012, the fair values of the securities and the associated liabilities were £244 million and £311 million respectively, a difference of £67 million.

[2]	Excludes securitisation notes held by the Group (£58,732 million).

B. Transferred financial assets derecognised in their entirety with ongoing exposure

The following information by type of ongoing exposure relates to assets and liabilities arising from contractual rights or obligations retained or obtained in connection with financial assets that have been derecognised in their entirety.

	Carrying amount of ongoing exposure in balance sheet
		At fair value through profit or loss	Fair value of	Maximum
At 31 December 2013	Loans and Receivables £m	Designated upon initial recognition £m	ongoing exposure £m	exposure to loss £m

Debt securities	78	–	76	78[1]

	Carrying amount of ongoing exposure in balance sheet
		At fair value through profit or loss	Fair value of	Maximum
At 31 December 2012	Loans and receivables £m	Designated upon initial recognition £m	ongoing exposure £m	exposure to loss £m
Debt securities	119	–	102	119[1]
Fund investments	–	70	70	100[2]
Total	119	70	172	219

[1]	Amount represents the carrying amount of the asset.

[2]	Amount represents the carrying amount of the asset plus undrawn commitments of £30 million.

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

notes to the consolidated financial statements

Note 53: Financial instruments continued

Amounts recognised in the income statement

In respect of debt securities shown above, an amount of £1 million was recognised during the year (2012: £2 million; £6 million cumulatively since derecognition) within net interest income.

In respect of fund investments shown above, an amount of £nil million was recognised during the year (2012: £3 million; £55 million cumulatively since derecognition) within net trading income.

(6) Financial instruments subject to offsetting, enforceable master netting agreements and similar arrangements

The following information relates to financial assets and liabilities which have been set off in the balance sheet and those which have not been set off but for which the Group has enforceable master netting agreements in place with counterparties.

At 31 December 2013	Gross amounts of assets/liabilities £m	Amounts set off in the balance sheet³ £m	Net amounts presented in the balance sheet £m
Financial assets
Trading and other financial assets at fair value through profit or loss¹	113,395	–	113,395
Derivative financial instruments	50,285	(17,160)	33,125
Loans and receivables:
Loans and advances to banks¹	25,182	–	25,182
Loans and advances to customers¹	495,161	–	495,161
Debt securities	1,355	–	1,355
Reverse repurchase agreements	34,028	(4,437)	29,591
Available-for-sale financial assets	43,976	–	43,976
Financial liabilities
Deposits from banks²	12,108	–	12,108
Customer deposits²	438,333	–	438,333
Trading and after financial liabilities at fair value through profit or loss²	14,723	–	14,723
Repurchase agreements	38,191	(4,437)	33,754
Derivative financial instruments	47,624	(17,160)	30,464

		Related amounts where set off in the balance sheet not permitted[4]
At 31 December 2013	Net amounts presented in the balance sheet £m	Financial instruments £m	Cash collateral received/ pledged £m	Potential net amounts if offset of related amounts permitted £m
Financial assets
Trading and other financial assets at fair value through profit or loss¹	113,395	(903)	–	112,492
Derivative financial instruments	33,125	(19,479)	(3,188)	10,458
Loans and receivables:
Loans and advances to banks¹	25,182	–	–	25,182
Loans and advances to customers¹	495,161	(10,958)	(49)	484,154
Debt securities	1,355	–	–	1,355
Reverse repurchase agreements	29,591	(4,160)	(416)	25,015
Available-for-sale financial assets	43,976	(3,782)	–	40,194
Financial liabilities
Deposits from banks²	12,108	–	(2,798)	9,310
Customer deposits²	438,333	(6,811)	(806)	430,716
Trading and after financial liabilities at fair value through profit or loss²	14,723	–	–	14,723
Repurchase agreements	33,754	(12,992)	(49)	20,713
Derivative financial instruments	30,464	(19,479)	–	10,985
F-111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL INSTRUMENTS continued

At 31 December 2012	Gross amounts of assets/liabilities £m	Amounts set off in the balance sheet³ £m	Net amounts presented in the balance sheet £m
Financial assets
Trading and other financial assets at fair value through profit or loss¹	146,187	–	146,187
Derivative financial instruments	72,192	(15,635)	56,557
Loans and receivables:
Loans and advances to banks¹	32,095	–	32,095
Loans and advances to customers¹	512,138	–	512,138
Debt securities	5,273	–	5,273
Reverse repurchase agreements	25,476	(5,294)	20,182
Available-for-sale financial assets	31,374	–	31,374
Financial liabilities
Deposits from banks²	15,037	–	15,037
Customer deposits²	422,479	–	422,479
Trading and after financial liabilities at fair value through profit or loss²	8,839	–	8,839
Repurchase agreements	57,648	(5,294)	52,354
Derivative financial instruments	64,311	(15,635)	48,676

		Related amounts where set off in the balance sheet not permitted[4]
At 31 December 2012	Net amounts presented in the balance sheet £m	Financial instruments £m	Cash collateral received/pledged £m	Potential net amounts if offset of related amounts permitted £m
Financial assets
Trading and other financial assets at fair value through profit or loss¹	146,187	(612)	–	145,575
Derivative financial instruments	56,557	(38,158)	(5,429)	12,970
Loans and receivables:
Loans and advances to banks¹	32,095	–	(135)	31,960
Loans and advances to customers¹	512,138	(13,140)	(2)	498,996
Debt securities	5,273	(344)	–	4,929
Reverse repurchase agreements	20,182	(8,863)	(196)	11,123
Available-or-sale financial assets	31,374	(4,716)	–	26,658
Financial liabilities
Deposits from banks²	15,037	–	(5,259)	9,778
Customer deposits²	422,479	(5,728)	(367)	416,384
Trading and after financial liabilities at fair value
through profit or loss²	8,839	–	–	8,839
Repurchase agreements	52,354	(21,498)	(1)	30,855
Derivative financial instruments	48,676	(38,158)	(135)	10,383

[1]	Excluding reverse repurchase agreements.

[2]	Excluding repurchase agreements.

[3]	The amounts set off in the balance sheet as shown above represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.

[4]	The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respective of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.

The effects of over collateralisation have not been taken into account in the above table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT

As a bancassurer, financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; liquidity risk; capital risk; and insurance risk. Information about the Group’s exposure to each of the above risks and capital can be found on pages 45 to 133. The following additional disclosures, which provide quantitative information about the risks within financial instruments held or issued by the Group, should be read in conjunction with that earlier information.

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

At 31 December 2013 the aggregate notional principal of interest rate swaps designated as fair value hedges was £154,657 million (2012: £135,516 million) with a net fair value asset of £3,663 million (2012: asset of £4,246 million) (note 18). The losses on the hedging instruments were £933 million (2012: gains of £572 million). The gains on the hedged items attributable to the hedged risk were £872 million (2012: losses of £560 million).

In addition the Group has cash flow hedges which are primarily used to hedge the variability in the cost of funding within the wholesale business. Note 18 shows when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2013 was £559,690 million (2012: £86,190 million) with a net fair value liability of £1,347 million (2012: asset of £215 million) (note 18). In 2013, ineffectiveness recognised in the income statement that arises from cash flow hedges was a loss of £60 million (2012: gain of £6 million).

CURRENCY RISK

Foreign exchange exposures comprise those originating in treasury trading activities and structural foreign exchange exposures, which arise from investment in the Group’s overseas operations.

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London. Associated VaR and the closing, average, maximum and minimum are disclosed on page 104.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves.

The Group hedges part of the currency translation risk of the net investment in certain foreign operations using currency borrowings. At 31 December 2013 the aggregate principal of these currency borrowings was £1,695 million (2012: £2,489 million). In 2013, an ineffectiveness gain of £16 million before tax and £12 million after tax (2012: ineffectiveness loss of £1 million before and after tax) was recognised in the income statement arising from net investment hedges.

The Group’s main overseas operations are in the Americas, Asia, Australasia and Europe. Details of the Group’s structural foreign currency exposures, after net investment hedges, are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

FUNCTIONAL CURRENCY OF GROUP OPERATIONS

	2013 £m	2012 £m
Euro:
Gross exposure	567	919
Net investment hedge	(464)	(842)
	103	77
US dollar:
Gross exposure	379	316
Net investment hedge	(341)	(542)
	38	(226)
Swiss franc:
Gross exposure	(7)	6
Net investment hedge	–	(9)
	(7)	(3)
Australian dollar:
Gross exposure	853	1,104
Net investment hedge	(866)	(1,077)
	(13)	27
Japanese yen:
Gross exposure	(1)	19
Net investment hedge	(1)	(19)
	(2)	–
Other non-sterling	106	106
Total structural foreign currency exposures, after net investment hedges	225	(19)

CREDIT RISK

The Group’s credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom, the European Union and the United States. Credit risk appetite is set at Board level and is described and reported through a suite of metrics devised from a combination of accounting and credit portfolio performance measures, which include the use of various credit risk rating systems as inputs and measure the credit risk of loans and advances to customers and banks at a counterparty level using three components: (i) the probability of default by the counterparty on its contractual obligations; (ii) the current exposures to the counterparty and their likely future development, from which the Group derives the exposure at default; and (iii) the likely loss ratio on the defaulted obligations, the loss given default. The Group uses a range of approaches to mitigate credit risk, including internal control policies, obtaining collateral, using master netting agreements and other credit risk transfers, such as asset sales and credit derivative based transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

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

	2013 £m	2012[1] £m
Loans and receivables:
Loans and advances to banks, net[2]	25,365	32,757
Loans and advances to customers, net[2]	495,281	517,225
Debt securities, net[2]	1,355	5,273
Deposit amounts available for offset[3]	(6,811)	(5,728)
	515,190	549,527
Available-for-sale financial assets (excluding equity shares)	43,406	30,846
Trading and other financial assets at fair value through profit or loss (excluding equity shares)[4]:
Loans and advances	29,443	14,551
Debt securities, treasury and other bills	46,837	56,622
	76,280	71,173
Derivative assets:
Derivative assets, before offsetting under master netting arrangements	33,125	56,557
Amounts available for offset under master netting arrangements[3]	(19,479)	(38,158)
	13,646	18,399
Assets arising from reinsurance contracts held	732	2,320
Financial guarantees	8,591	9,520
Irrevocable loan commitments and other credit-related contingencies[5]	59,172	55,629
Maximum credit risk exposure	717,017	737,414
Maximum credit risk exposure before offset items	743,307	781,300

[1]	Restated – see note 1.

[2]	Amounts shown net of related impairment allowances.

[3]	Deposit amounts available for offset and amounts available for offset under master netting arrangements do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

[4]	Includes assets within the Group’s unit-linked funds for which credit risk is borne by the policyholders and assets within the Group’s With-Profits funds for which credit risk is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back related contract liabilities.

[5]	See note 52 – Contingent liabilities and commitments for further information.

B. CREDIT QUALITY OF ASSETS

LOANS AND RECEIVABLES

The disclosures in the table below and those on pages F-116 and F-117 are produced under the underlying basis used for the Group’s segmental reporting. The Group believes that, for reporting periods following a significant acquisition such as the acquisition of HBOS in 2009, this underlying basis, which includes the allowance for loan losses at the acquisition date on a gross basis, more fairly reflects the underlying provisioning status of the loans. The remaining acquisition-related fair value adjustments in respect of this lending are therefore identified separately in this table.

The analysis of lending between retail and wholesale has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within wholesale are exposures to corporate customers and other large institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

LOANS AND ADVANCES

						Loans and advances
						designated
	Loans and	Loans and advances to customers				at fair value
	advances to banks £m	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m	through profit or loss £m
At 31 December 2013
Neither past due nor impaired	25,219	318,668	36,789	110,093	465,550	29,443
Past due but not impaired	146	12,329	580	786	13,695	–
Impaired – no provision required	–	637	1,284	1,824	3,745	–
– provision held	–	6,229	1,456	20,829	28,514	–
Gross	25,365	337,863	40,109	133,532	511,504	29,443
Allowance for impairment losses	–	(2,194)	(1,044)	(12,469)	(15,707)	–
Fair value adjustments	–				(516)	–
Net balance sheet carrying value	25,365				495,281	29,443
At 31 December 2012[1]
Neither past due nor impaired	32,726	319,613	41,223	117,613	478,449	14,551
Past due but not impaired	31	12,880	922	1,527	15,329	–
Impaired – no provision required	–	741	1,530	1,504	3,775	–
– provision held	3	7,391	2,124	33,003	42,518	–
Gross	32,760	340,625	45,799	153,647	540,071	14,551
Allowance for impairment losses	(3)	(2,845)	(1,326)	(17,601)	(21,772)	–
Fair value adjustments	–				(1,074)	–
Net balance sheet carrying value	32,757				517,225	14,551

[1]	Restated – see note 1.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss are disclosed in note 2(H). All impaired loans which exceed certain thresholds, principally within the Group’s Commercial Banking division, are individually assessed for impairment by reviewing expected future cash flows including those that could arise from the realisation of security. Included in loans and receivables are advances which are individually determined to be impaired with a gross amount before impairment allowances of £22,390 million (31 December 2012: £34,533 million).

The table below sets out the reconciliation of the allowance for impairment losses of £11,966 million (2012: £15,250 million) shown in note 24 to the allowance for impairment losses on an underlying basis of £15,707 million (2012: £21,772 million) shown above:

	2013 £m	2012 £m
Allowance for impairment losses on loans and advances to customers	11,966	15,250
HBOS allowance at 16 January 2009[1]	11,147	11,147
HBOS charge covered by fair value adjustments[2]	11,815	11,306
Amounts subsequently written off	(19,674)	(16,383)
	3,288	6,070
Foreign exchange and other movements	453	452
Allowance for impairment losses on loans and advances to customers on an underlying basis	15,707	21,772

[1]	Comprises an allowance held at 31 December 2008 of £10,693 million and a charge for the period from 1 January 2009 to 16 January 2009 of £454 million.

[2]	This represents the element of the charge on loans and advances to customers in HBOS’s results that was included within the Group’s fair value adjustments in respect of the acquisition of HBOS on 16 January 2009.
F-116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

LOANS AND ADVANCES WHICH ARE NEITHER PAST DUE NOR IMPAIRED

						Loans and advances
						designated
	Loans and	Loans and advances to customers				at fair value
	advances to banks £m	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m	through profit or loss £m
At 31 December 2013
Good quality	25,044	314,749	29,129	68,674		29,432
Satisfactory quality	171	2,948	6,414	29,038		7
Lower quality	2	308	501	9,991		3
Below standard, but not impaired	2	663	745	2,390		1
Total loans and advances which are neither past due nor impaired	25,219	318,668	36,789	110,093	465,550	29,443
At 31 December 2012[1]
Good quality	32,173	313,372	30,924	60,510		14,514
Satisfactory quality	174	4,532	8,579	33,477		28
Lower quality	10	552	862	18,153		6
Below standard, but not impaired	369	1,157	858	5,473		3
Total loans and advances which are neither past due nor impaired	32,726	319,613	41,223	117,613	478,449	14,551

[1]	Restated – see note 1.

The definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and wholesale are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Wholesale lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models. Further information about the Group’s internal probabilities of default rating models can be found on page 60.

LOANS AND ADVANCES WHICH ARE PAST DUE BUT NOT IMPAIRED

						Loans and advances
						designated
	Loans and	Loans and advances to customers				at fair value
	advances to banks £m	Retail – mortgages £m	Retail – other £m	Wholesale £m	Total £m	through profit or loss £m
At 31 December 2013
0-30 days	146	5,596	489	347	6,432	–
30-60 days	–	2,639	87	102	2,828	–
60-90 days	–	1,734	4	57	1,795	–
90-180 days	–	2,360	–	41	2,401	–
Over 180 days	–	–	–	239	239	–
Total loans and advances which are past due but not impaired	146	12,329	580	786	13,695	–
At 31 December 2012
0-30 days	–	5,996	744	860	7,600	–
30-60 days	3	2,667	138	131	2,936	–
60-90 days	2	1,750	29	328	2,107	–
90-180 days	6	2,467	5	56	2,528	–
Over 180 days	20	–	6	152	158	–
Total loans and advances which are past due but not impaired	31	12,880	922	1,527	15,329	–

A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

DEBT SECURITIES CLASSIFIED AS LOANS AND RECEIVABLES

An analysis by credit rating of the Group’s debt securities classified as loans and receivables is provided below:

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2013
Asset-backed securities:
Mortgage-backed securities	1	–	172	160	–	–	333
Other asset-backed securities	265	58	203	79	117	18	740
	266	58	375	239	117	18	1,073
Corporate and other debt securities	150	25	–	–	–	232	407
Gross exposure	416	83	375	239	117	250	1,480
Allowance for impairment losses							(125)
Total debt securities classified as loans and receivables							1,355
At 31 December 2012
Asset-backed securities:
Mortgage-backed securities	637	1,109	877	745	368	191	3,927
Other asset-backed securities	541	57	199	107	245	1	1,150
	1,178	1,166	1,076	852	613	192	5,077
Corporate and other debt securities	150	–	–	–	–	252	402
Gross exposure	1,328	1,166	1,076	852	613	444	5,479
Allowance for impairment losses							(206)
Total debt securities classified as loans and receivables							5,273

AVAILABLE-FOR-SALE FINANCIAL ASSETS (EXCLUDING EQUITY SHARES)

An analysis of the Group’s available-for-sale financial assets is included in note 25. The credit quality of the Group’s available-for-sale financial assets (excluding equity shares) is set out below:

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2013
Debt securities:
Government securities	31,623	6,667	–	–	–	–	38,290
Bank and building society certificates of deposit	–	163	45	–	–	–	208
Asset-backed securities:
Mortgage-backed securities	911	115	25	130	82	–	1,263
Other asset-backed securities	557	226	107	–	25	–	915
	1,468	341	132	130	107	–	2,178
Corporate and other debt securities	1,083	174	191	351	37	19	1,855
Total debt securities	34,174	7,345	368	481	144	19	42,531
Treasury bills and other bills	15	852	8	–	–	–	875
Total held as available-for-sale financial assets	34,189	8,197	376	481	144	19	43,406
At 31 December 2012
Debt securities:
Government securities	18,227	7,328	–	–	–	–	25,555
Bank and building society certificates of deposit	–	75	71	42	–	–	188
Asset-backed securities:
Mortgage-backed securities	976	212	50	120	166	–	1,524
Other asset-backed securities	336	241	116	–	67	–	760
	1,312	453	166	120	233	–	2,284
Corporate and other debt securities	293	281	567	600	85	22	1,848
Total debt securities	19,832	8,137	804	762	318	22	29,875
Treasury bills and other bills	866	–	16	89	–	–	971
Total held as available-for-sale financial assets	20,698	8,137	820	851	318	22	30,846
F-118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

DEBT SECURITIES, TREASURY AND OTHER BILLS HELD AT FAIR VALUE THROUGH PROFIT OR LOSS

An analysis of the Group’s trading and other financial assets at fair value through profit or loss is included in note 17. The credit quality of the Group’s debt securities, treasury and other bills held at fair value through profit or loss is set out below:

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2013
Debt securities, treasury and other bills held at fair value through profit or loss
Trading assets:
Government securities	3,985	274	–	–	–	–	4,259
Other public sector securities	14	–	–	–	–	–	14
Bank and building society certificates of deposit	–	787	704	–	–	–	1,491
Asset-backed securities:
Mortgage-backed securities	–	–	–	–	5	–	5
Other asset-backed securities	87	31	23	17	13	–	171
	87	31	23	17	18	–	176
Corporate and other debt securities	489	168	843	386	29	14	1,929
Total debt securities held as trading assets	4,575	1,260	1,570	403	47	14	7,869
Treasury bills and other bills	6	55	–	–	–	–	61
Total held as trading assets	4,581	1,315	1,570	403	47	14	7,930
Other assets held at fair value through profit or loss:
Government securities	5,572	10,284	382	177	1	14	16,430
Other public sector securities	1,962	195	26	–	–	–	2,183
Bank and building society certificates of deposit	–	–	–	–	–	–	–
Asset-backed securities:
Mortgage-backed securities	99	176	331	187	–	–	793
Other asset-backed securities	240	188	224	103	1	–	756
	339	364	555	290	1	–	1,549
Corporate and other debt securities	383	2,619	7,462	5,886	617	1,724	18,691
Total debt securities held at fair value through profit or loss	8,256	13,462	8,425	6,353	619	1,738	38,853
Treasury bills and other bills	54	–	–	–	–	–	54
Total other assets held at fair value through profit or loss	8,310	13,462	8,425	6,353	619	1,738	38,907
Total held at fair value through profit or loss	12,891	14,777	9,995	6,756	666	1,752	46,837
F-119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2012[1]
Debt securities, treasury and other bills held at fair value through profit or loss
Trading assets:
Government securities	3,688	277	–	–	–	–	3,965
Bank and building society certificates of deposit	–	2,182	907	77	–	–	3,166
Asset-backed securities:
Mortgage-backed securities	42	10	78	–	–	–	130
Other asset-backed securities	2	14	4	1	–	–	21
	44	24	82	1	–	–	151
Corporate and other debt securities	385	148	330	278	30	1	1,172
Total debt securities held as trading assets	4,117	2,631	1,319	356	30	1	8,454
Treasury bills and other bills	370	4	–	–	–	–	374
Total held as trading assets	4,487	2,635	1,319	356	30	1	8,828
Other assets held at fair value through profit or loss:
Government securities	15,213	1,588	204	362	1	12	17,380
Other public sector securities	694	205	131	6	–	20	1,056
Bank and building society certificates of deposit	–	94	134	–	–	–	228
Asset-backed securities:
Mortgage-backed securities	236	95	309	125	22	8	795
Other asset-backed securities	251	394	792	386	22	47	1,892
	487	489	1,101	511	44	55	2,687
Corporate and other debt securities	3,198	2,836	8,021	7,647	2,866	1,819	26,387
Total debt securities held at fair value through profit or loss	19,592	5,212	9,591	8,526	2,911	1,906	47,738
Treasury bills and other bills	56	–	–	–	–	–	56
Total other assets held at fair value through profit or loss	19,648	5,212	9,591	8,526	2,911	1,906	47,794
Total held at fair value through profit or loss	24,135	7,847	10,910	8,882	2,941	1,907	56,622

1Restated – see note 1.

Credit risk in respect of trading and other financial assets at fair value through profit or loss held within the Group’s unit-linked funds is borne by the policyholders and credit risk in respect of with-profits funds is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back those contract liabilities.

F-120

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

DERIVATIVE ASSETS

An analysis of derivative assets is given in note 18. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the Group’s maximum credit risk relating to derivative assets of £13,646 million (2012: £18,399 million), cash collateral of £3,188 million (2012: £5,429 million) was held and a further £2,372 million was due from OECD banks (2012: £1,387 million).

	AAA £m	AA £m	A £m	BBB £m	Rated BB or lower £m	Not rated £m	Total £m
At 31 December 2013
Trading and other	298	4,719	13,300	4,209	2,554	1,258	26,338
Hedging	–	2,936	3,687	127	32	5	6,787
Total derivative financial instruments	298	7,655	16,987	4,336	2,586	1,263	33,125
At 31 December 2012
Trading and other	226	13,507	18,137	5,046	6,439	1,631	44,986
Hedging	–	6,038	4,596	111	824	2	11,571
Total derivative financial instruments	226	19,545	22,733	5,157	7,263	1,633	56,557

ASSETS ARISING FROM REINSURANCE CONTRACTS HELD

Of the assets arising from reinsurance contracts held at 31 December 2013 of £732 million (2012: £2,320 million), £383 million (2012: £764 million) were due from insurers with a credit rating of AA or above.

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

C. COLLATERAL HELD AS SECURITY FOR FINANCIAL ASSETS

A general description of collateral held as security in respect of financial instruments is provided on page 62. The Group holds collateral against loans and receivables and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for trading and other financial assets at fair value through profit or loss and for derivative assets is also shown below.

LOANS AND RECEIVABLES

The disclosures below are produced under the underlying basis used for the Group’s segmental reporting. The Group believes that, for reporting periods following a significant acquisition, such as the acquisition of HBOS in 2009, this underlying basis, which includes the allowance for loan losses at the acquisition on a gross basis, more fairly reflects the underlying provisioning status of the loans.

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

There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £183 million (2012: £662 million), against which the Group held collateral with a fair value of £183 million (2012: £662 million), all of which the Group is able to repledge.

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

F-121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

Retail lending

MORTGAGES

An analysis by loan-to-value ratio of the Group’s residential mortgage lending is provided below. The value of collateral used in determining the loan-to-value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices, after making allowance for indexation error and dilapidations.

	Neither past due nor impaired £m	Past due but not impaired £m	Impaired £m	Gross £m
At 31 December 2013
Less than 70 per cent	161,105	4,294	1,743	167,142
70 per cent to 80 per cent	64,954	2,296	970	68,220
80 per cent to 90 per cent	46,581	2,224	1,080	49,885
90 per cent to 100 per cent	24,592	1,720	1,027	27,339
Greater than 100 per cent	21,436	1,795	2,046	25,277
Total	318,668	12,329	6,866	337,863

	Neither past due nor impaired £m	Past due but not impaired £m	Impaired £m	Gross £m
At 31 December 2012
Less than 70 per cent	131,277	3,283	1,470	136,030
70 per cent to 80 per cent	61,677	1,962	846	64,485
80 per cent to 90 per cent	52,651	2,314	1,114	56,079
90 per cent to 100 per cent	36,428	2,092	1,133	39,653
Greater than 100 per cent	37,580	3,229	3,569	44,378
Total	319,613	12,880	8,132	340,625

OTHER

No collateral is held in respect of retail credit cards or overdrafts, or unsecured personal loans. For non-mortgage retail lending to small businesses, collateral will often include second charges over residential property and the assignment of life cover.

The majority of non-mortgage retail lending is unsecured. At 31 December 2013, impaired non-mortgage lending amounted to £1,696 million, net of an impairment allowance of £1,044 million (2012: £2,328 million, net of an impairment allowance of £1,326 million). The fair value of the collateral held in respect of this lending was £144 million (2012: £48 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation and the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

Unimpaired non-mortgage retail lending amounted to £36,081 million (2012: £42,145 million). Lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.

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

Wholesale lending

REVERSE REPURCHASE TRANSACTIONS

There were reverse repurchase agreements which are accounted for as collateralised loans with a carrying value of £120 million (2012: £5,087 million), against which the Group held collateral with a fair value of £112 million (2012: £4,916 million), all of which the Group is able to repledge. Included in these amounts are collateral balances in the form of cash provided in respect of reverse repurchase agreements amounting to £49 million (2012: £2 million). These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

F-122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

IMPAIRED SECURED LENDING

The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.

At 31 December 2013, impaired secured wholesale lending amounted to £9,845 million, net of an impairment allowance of £11,063 million (2012: £17,257 million, net of an impairment allowance of £15,193 million). The fair value of the collateral held in respect of impaired secured wholesale lending was £6,915 million (2012: £9,414 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured wholesale lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

Impaired secured wholesale lending and associated collateral relates to lending to property companies and to customers in the financial, business and other services; transport, distribution and hotels; and construction industries.

UNIMPAIRED SECURED LENDING

Unimpaired secured wholesale lending amounted to £69,108 million (2012: £74,485 million). Wholesale lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination. The types of collateral taken and the frequency with which collateral is required at origination is dependent upon the size and structure of the borrower. For exposures to corporate customers and other large institutions, the Group will often require the collateral to include a first charge over land and buildings owned and occupied by the business, a mortgage debenture over the company’s undertaking and one or more of its assets, and keyman insurance. The Group maintains policies setting out acceptable collateral, maximum loan-to-value ratios and other criteria to be considered when reviewing a loan application. The decision as to whether or not collateral is required will be based upon the nature of the transaction and the credit worthiness of the customer. Other than for project finance, object finance and income producing real estate where charges over the subject assets are a basic requirement, the provision of collateral will not determine the outcome of a credit application. The fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay debt.

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

TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (EXCLUDING EQUITY SHARES)

In respect of trading and other financial assets at fair value through profit or loss, the fair value of collateral accepted under reverse repurchase transactions which are accounted for as collateralised loans that the Group is permitted by contract or custom to sell or repledge was £32,434 million (2012: £19,629 million). Of this, £8,195 million was sold or repledged (2012: £15,640 million).

In addition, securities held as collateral in the form of stock borrowed amounted to £46,552 million (2012: £38,040 million). Of this amount, £45,277 million (2012: £36,549 million) had been resold or repledged as collateral for the Group’s own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

DERIVATIVE ASSETS, AFTER OFFSETTING OF AMOUNTS UNDER MASTER NETTING ARRANGEMENTS

The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £13,646 million (2012: £18,399 million), cash collateral of £3,188 million (2012: £5,429 million) was held.

IRREVOCABLE LOAN COMMITMENTS AND OTHER CREDIT-RELATED CONTINGENCIES

At 31 December 2013, the Group held irrevocable loan commitments and other credit-related contingencies of £59,172 million (2012: £55,629 million). Collateral is held as security, in the event that lending is drawn down, on £19,123 million (2012: £17,697 million) of these balances.

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

F-123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

D. COLLATERAL PLEDGED AS SECURITY

REPO AND STOCK LENDING TRANSACTIONS

The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.

The fair value of collateral pledged in respect of repurchase transactions, accounted for as secured borrowings, where the secured party is permitted by contract or custom to repledge was £37,999 million (2012: £48,077 million). In addition, the following financial assets on the balance sheet have been pledged as collateral as part of securities lending transactions:

Assets pledged

	2013 £m	2012 £m
Trading and other financial assets at fair value through profit or loss	9,928	10,000
Loans and advances to customers	14,927	11,603
Debt securities classified as loans and receivables	89	154
Available-for-sale financial assets	2,311	4,251
	27,255	26,008

In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group’s asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in notes 21 and 22.

E. COLLATERAL REPOSSESSED

	2013 £m	2012 £m
Residential property	897	936
Other	5	6
	902	942

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

F. TREATMENT OF CUSTOMERS EXPERIENCING FINANCIAL STRESS

The Group operates a number of schemes to assist borrowers who are experiencing financial stress. The material elements of these schemes are described in the Risk Management report on pages 63 to 64 and further details relating to those cases where the Group has granted a concession, whether temporarily or permanently, are set out below.

RETAIL CUSTOMERS

FORBEARANCE ACTIVITIES

The Group classifies the treatments offered to retail customers who have experienced financial difficulty into the following categories:

–	Reduced contractual monthly payment: a temporary account change to assist customers through periods of financial difficulty where arrears do not accrue at the original contractual payments, for example temporary interest only arrangements and short-term payment holidays granted in collections. Any arrears existing at the commencement of the arrangement are retained;

–	Reduced payment arrangements: a temporary arrangement for customers in financial distress where arrears accrue at the contractual payment, for example short-term arrangements to pay;

–	Term extensions: a permanent account change for customers in financial distress where the overall term of the mortgage is extended resulting in a lower contractual monthly payment; and

–	Repair: a permanent account change used to repair a customer’s position where they have emerged from financial difficulty, for example capitalisation of arrears.
F-124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

CUSTOMERS RECEIVING SUPPORT FROM UK GOVERNMENT SPONSORED PROGRAMMES

The Group participates in a number of UK Government sponsored programmes designed to support households, which are described on page 63. Where these schemes provide borrowers with a state benefit that is used to service the loan, there is no change in the reported status of the loan which is managed and reported in accordance with its original terms.

The Group assesses whether a loan benefitting from a UK Government sponsored programme is impaired using the same accounting policies and practices as it does for loans not benefitting from such a programme. There is no direct impact on the impairment status of a loan benefitting from the Mortgage Rescue schemes, as these schemes involve the purchase, and eventual sale, of the property. The loans included within the Income Support for Mortgage Interest scheme may be impaired, in accordance with the normal definition of impairment.

The Income Support for Mortgage Interest scheme remains the most successful of the Government backed schemes. It is the longest-running, is the most widely known and provides both the customer and the Group with an assurance as to the maintenance of at least two years’ worth of interest payments. The Group estimates that customers representing approximately £2.6 billion of its mortgage exposures are receiving this benefit. This includes those who are also receiving other treatments for financial difficulty.

CUSTOMERS IN FINANCIAL DIFFICULTY RECEIVING SUPPORT UNDER OTHER SCHEMES

The Group measures the success of a forbearance scheme based upon the proportion of customers maintaining or improving their arrears position over the 12 months following the exit from a forbearance treatment. For temporary treatments, 87 per cent of customers who have accepted temporary interest-only concessions and 75 per cent of customers accepting reduced payment arrangements have maintained or improved their arrears position. For permanent treatments, 77 per cent of customers who have accepted capitalisations of arrears and 40 per cent of customers who have accepted term extensions have maintained or improved their arrears position.

FORBEARANCE IDENTIFICATION AND CLASSIFICATION

The Group has applied revised forbearance definitions based upon principles developed through the British Bankers’ Association. As a result of this, forbearance data for 2012 has been restated to reflect the new definitions. The restated data for 2012 shows overall forbearance balances to be higher than previous financial statements as the balances now include accounts which are no longer on a forbearance treatment, but where the exposure is known to be, or may still be, in financial difficulty.

The Group classifies a retail account as forborne at the time a customer in financial difficulty is granted a concession. Accounts are classified as forborne only for the period of time which the exposure is known to be, or may still be, in financial difficulty. Where temporary forbearance is granted, exit criteria are applied to include accounts until they are known to no longer be in financial difficulty. Details of the exit criteria are shown in the analysis below. Where the treatment involves a permanent change to the contractual basis of the customer’s account such as a capitalisation of arrears or term extension, the Group classifies the balance as forborne for a period of 24 months, after which no distinction is made between these accounts and others where no change has been made.

Secured retail lending –UK

At 31 December 2013, retail secured loans and advances currently or recently subject to forbearance were 2.0 per cent (31 December 2012: 2.9 per cent) of total retail secured loans and advances. The Group no longer offers temporary interest only as a forbearance treatment to secured lending customers in financial difficulty, which is the primary driver of the reduction in forbearance balances in 2013. Further analysis of the forborne loan balances is set out below:

	Total loans and advances which are currently or recently forborne		Total current and recent forborne loans and advances which are impaired[1]		Impairment provisions as % of loans and advances which are currently or recently forborne
	2013 £m	2012[2] £m	2013 £m	2012[2] £m	2013%	2012[2] %
At 31 December
Temporary forbearance arrangements
Reduced contractual monthly payment[3]	995	4,514	226	538	4.0	2.5
Reduced payment arrangements[4]	1,376	1,412	160	320	3.2	4.0
	2,371	5,926	386	858	3.5	2.8
Permanent treatments
Repair and term extensions[5]	4,008	3,565	305	289	3.4	3.9
Total	6,379	9,491	691	1,147	3.4	3.2

Included in the total above:
Temporary arrangements currently on treatment	1,100	3,103	179	516	3.4	3.7
Permanent treatments within last 12 months	2,187	1,913	78	90	3.1	4.3

[1]	£5,688 million of current and recent forborne loans and advances were not impaired at 31 December 2013 (31 December 2012: £8,344 million).

[2]	Restated to reflect the change in forbearance probation periods. Previously only temporary arrangements in place at the year end and permanent changes commenced during the year were shown.

[3]	Includes temporary interest only arrangements and short-term payment holidays granted in collections where the customer is currently benefitting from the treatment and where the concession has ended within the previous six months (temporary interest only) and previous 12 months (short-term payment holidays).

[4]	Includes customers who had an arrangement to pay less than the contractual amount at 31 December or where an arrangement ended within the previous three months.

[5]	Includes capitalisation of arrears and term extensions which commenced during the previous 24 months and remaining as customers at the year end.
F-125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

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

Unsecured retail lending – UK

At 31 December 2013, UK retail unsecured loans and advances currently or recently subject to forbearance were 2.6 per cent (31 December 2012: 3.9 per cent) of total UK retail unsecured loans and advances of £21,566 million (31 December 2012: £22,698 million). Further analysis of the forborne loan balances is set out below:

	Total loans and advances which are currently or recently forborne		Total current and recent forborne loans and advances which are impaired[1]		Impairment provisions as % of loans and advances which are currently or recently forborne
	2013 £m	2012[2] £m	2013 £m	2012[2] £m	2013%	2012[2] %

Temporary forbearance arrangements
Reduced contractual monthly payment[3]	260	339	230	324	39.2	48.8
Reduced payment arrangements[4]	104	194	86	150	51.7	49.3
	364	533	316	474	42.8	49.0
Permanent treatments
Repair and term extensions[5]	201	350	79	176	9.9	10.4
Total	565	883	395	650	31.1	33.7

Included in the total above:
Temporary arrangements currently on treatment	265	388	262	383	45.0	51.6
Permanent treatments within last 12 months	90	208	38	110	13.2	11.8

[1]	£170 million of current and recent forborne loans and advances were not impaired at 31 December 2013 (31 December 2012: £233 million).

[2]	Restated to reflect the change in forbearance probation periods. Previously only temporary arrangements in place at the year end and permanent changes commenced during the year were shown.

[3]	Includes repayment plans and short-term payment holidays granted in collections where the customer is currently benefitting from the treatment and where the concession has ended within the previous six months.

[4]	Includes customers who had an arrangement to pay less than the contractual amount at 31 December or where an arrangement ended within the previous six months.

[5]	Includes capitalisation of arrears and term extensions which commenced during the previous 24 months and remaining as customers at the year end.

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

F-126

notes to the consolidated financial statements

Note 54: Financial risk management continued

Secured retail lending – Ireland

At 31 December 2013, Irish secured loans and advances subject to current or recent forbearance were 12.2 per cent (31 December 2012: 12.3 per cent) of total Irish retail secured loans and advances. Further analysis of the forborne loan balances is set out below:

	Total loans and advances which are currently or recently forborne		Total current and recent forborne loans and advances which are impaired[1]		Impairment provisions as % of loans and advances which are currently or recently forborne
	2013	2012[2]	2013	2012[2]	2013	2012[2]
	£m	£m	£m	£m	%	%
At 31 December
Temporary forbearance arrangements
Reduced contractual monthly payment	–	–	–	–	–	–
Reduced payment arrangements[3]	254	385	227	336	49.8	45.2
	254	385	227	336	49.8	45.2
Permanent treatments
Repair and term extensions[4]	473	430	102	71	14.4	27.9
Total	727	815	329	407	26.7	36.1

Included in the total above:
Temporary arrangements currently on treatment	224	300	43	32	13.9	30.1
Permanent treatments within last 12 months	196	272	174	232	50.0	44.5

[1]	£398 million of current and recent forborne loans and advances were not impaired at 31 December 2013 (31 December 2012: £408 million).

[2]	The 2012 numbers have been restated to reflect the change in forbearance probation periods. Previously only temporary arrangements in place at the year end and permanent changes commenced during the year were shown.

[3]	Includes customers who had an arrangement to pay less than the contractual amount at 31 December or where an arrangement ended within the previous three months.

[4]	Includes capitalisation of arrears and term extensions which commenced during the previous 24 months and remaining as customers at the year end.

ASSET FINANCE RETAIL LENDING

Asset Finance operates a number of retail portfolios including Black Horse Motor Finance as well as a number of portfolios closed to new business and currently in run-off. The reduction in the level of forborne loans in 2013 was driven by the continuing run-off and sale of portfolios which are outside of the Group’s risk appetite. The table below includes both the open and closed retail portfolios in the Asset Finance business. For temporary forbearance arrangements, it includes accounts that are currently on a forbearance treatment. For permanent forbearance treatments, it includes capitalisation of arrears which commenced during the previous 12 months.

	Total loans and advances which are forborne		Total forborne loans and advances which are impaired[1]		Impairment provisions as % of loans and advances which are forborne
	2013	2012	2013	2012	2013	2012
	£m	£m	£m	£m	%	%
At 31 December
Reduced contractual monthly payment	209	328	192	301	62.8	58.0
Reduced payment arrangements	63	112	56	102	24.9	24.8
Repair	5	7	1	2	2.3	1.6
Total	277	447	249	405	53.2	48.8

[1]	£28 million of forborne loans and advances were not impaired at 31 December 2013 (31 December 2012: £42 million).

COMMERCIAL CUSTOMERS

FORBEARANCE

A key factor in determining whether the Group treats a commercial customer as forborne is the granting of a concession to a borrower who is in financial difficulty.

Loans that have been renegotiated and/or restructured for solely commercial reasons, where there is no financial difficulty would not be treated as forborne. The Group does not believe the concept of forbearance attaches to the trading book where assets are marked to market daily.

The Group recognises that forbearance alone is not necessarily an indicator of impaired status but is a trigger for the review of the customer’s credit profile. The Group grants forbearance when it believes that there is a realistic prospect of the customer continuing to be able to repay all facilities in full. If there is any concern over future cash flows and the Group incurring a loss, then forborne loans will be classified as impaired in accordance with the Group’s impairment policy.

Recovery can sometimes be through improvement in market or economic conditions, or the customer may benefit from access to alternative sources of liquidity such as an equity injection. These can be especially relevant in real estate or other asset backed transactions where a fire sale of assets in a weak market may be unattractive.

Depending on circumstances and when operated within robust parameters and controls, the Group believes forbearance can help support the customer in the short to medium-term.

F-127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

Therefore the Group expects to have unimpaired forborne assets within its portfolios, although as noted below, these are specifically controlled and managed. Unimpaired forborne assets are included in calculating the overall collective unimpaired provision, and which uses the historical observed default rate of the portfolio as a whole as part of its calculation.

Types of forbearance

Forbearance treatments may include changes to:

–	Contractual payment terms (for example loan extensions, or changes to debt servicing terms), and

–	Non-payment contractual terms (for example covenant amendments or waivers) where the modifications enable default to be avoided.

The four main types of forbearance concessions to commercial customers in financial difficulty are set out below:

–	Covenants: This includes temporary and permanent waivers, amendment or resetting of non-payment contractual covenants (including LTV and interest cover). The granting of this type of concession in itself would not result in the loan being classified as impaired;

–	Extensions/Alterations: This includes extension and/or alteration of repayment terms to a level outside of market or the Group’s risk appetite due to the customer’s inability to make existing contractual repayment terms; amendments to an interest rate to a level considered outside of market or the Group’s risk appetite, or other amendments such as changes to debt servicing arrangements;

–	Forgiveness: This includes debt for equity swaps or partial debt forgiveness. This type of forbearance will always give rise to impairment; and

–	Multiple type of forbearance (a mixture of the above three). Where a concession is granted to a customer that is not in financial difficulty or the risk profile is considered within current risk appetite, the concession would not be considered to be an act of forbearance.

A number of options are available to the Group where a customer is facing financial difficulty, and each case is treated depending on its own specific circumstances.

The Group’s strategy and offer of forbearance is largely dependent on the individual situation and early identification, control and monitoring are key in order to support the customer and protect the Group. Concessions are often provided to help the customer with their day to day liquidity and working capital.

FORBEARANCE IDENTIFICATION AND CLASSIFICATION

The Group’s policy is to treat all impaired assets in Commercial Banking as having been granted some form of forbearance. Impaired loans and advances exist only in Business Support; Global Non Core; and, for smaller SME customers, Customer Support. Unimpaired forborne loans and advances exist in the good book, in Business Support and in Global Non Core.

All non-retail loans and advances in Commercial Banking are reviewed at least annually by the independent Risk Division. As part of our long established Credit Risk Classification system, every loan and advance in the good book is categorised as either ‘good’ or ‘watchlist’.

The watchlist is further categorised depending on the current and expected credit risk attaching to the customer and the transaction. All watchlist names are reviewed by the Business and Risk at least once a month, and the classification is updated if required.

Any concession granted to a customer is reviewed and must be approved by the independent Risk Division. If Risk Division determines that the customer is in financial difficulty, then any off-market concession granted is treated as forbearance and the loan reviewed monthly. Forbearance does not arise if the customer is not in financial difficulty or if the risk profile of the customer following the concession is within the Group’s current risk appetite.

Any event that causes concern over future payments from the customer is likely to result in the asset being assessed for impairment and, if required, an impairment allowance recognised. If impairment is identified, the customer is immediately transferred to Business Support and the lending will be treated as an impaired asset. If no impairment is identified, the Risk Division will determine if the customer should remain in the good book (categorised as watchlist), or transfer to Business Support for more intensive monitoring.

All reviews performed in the good book, Business Support or Global Non Core include analysis of latest financial information, a consideration of the market and sector the customer operates in, performance against plan and revised terms and conditions granted as part of the forbearance concession.

EXIT FROM FORBEARANCE CLASSIFICATION

A customer where forbearance has been granted will remain treated and recorded as forborne until it evidences acceptable performance over a period of time. This period will depend on a number of factors such as whether the customer is trading in line with its revised plan, it is operating within the new terms and conditions (including observation to revised covenants and contractual payments), its financial performance is stable or improving, and there are no undue concerns over its future performance. As a minimum, this period is currently expected to be at least 12 months following a forbearance event (during 2014, the minimum cure period will be reviewed again in conjunction with regulatory requirements). However, notwithstanding this, the overriding requirement is that the financial difficulty previously seen has been removed, and the performance has stabilised.

Once a customer evidences acceptable performance over a period of time, the Group would expect that it could be returned to the mainstream good classification and they would no longer be considered forborne. It is important to note that such a decision can be made only by the independent Risk Division.

Currently, the exception to this 12 month minimum period is where a permanent structural cure is made (for example, this could be an injection of new collateral security or partial repayment of debt to restore an LTV back to within the covenant). In this case, the customer may be removed from the forbearance category once the permanent cure has been made.

F-128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 54: Financial risk management continued

Further analysis of the forborne loan balance is set out below:

	Total loans and advances which are forborne		Impairment provisions as % of loans and advances which are forborne
	2013	2012	2013	2012
	£m	£m	%	%
Impaired	14,714	23,965	43.6	41.7
Unimpaired	6,221	9,027	–	–
Total	20,935	32,992	30.6	30.3

All impaired assets are considered forborne. At 31 December 2013, £6,221 million (31 December 2012: £9,027 million) of its unimpaired assets are also considered forborne as a result of proactive management of cases to help customers in financial difficulties. Of this figure, £3,789 million was classified as being outside of the Group’s risk appetite.

The table below sets out the Group’s largest unimpaired forborne loans and advances to commercial customers (exposures over £5 million) as at 31 December 2013 by type of forbearance, together with a breakdown on which exposures are classified as Direct Real Estate:

	Direct Real Estate	Other industry sector	Total
	£m	£m	£m
At 31 December 2013
Type of unimpaired forbearance
UK exposures[1] > £5 million
Covenants	1,555	842	2,397
Extensions	200	343	543
Multiple	23	380	403
	1,778	1,565	3,343
Exposures < £5 million and other non-UK			2,878
Total			6,221

[1]	Based on the location of the office recording the transaction.

Ireland wholesale (part of Wealth, Asset Finance and International division)

All loans and advances in Ireland wholesale (whether impaired or unimpaired) are treated as forborne and all assets are classified as being outside of the Group’s risk appetite.

	Total loans and advances which are forborne		Impairment provisions as % of loans and advances which are forborne
	2013	2012	2013	2012
	£m	£m	%	%
Impaired	8,322	10,967	73.1	68.0
Unimpaired	1,108	1,908	–	–
Total	9,430	12,875	64.5	58.0
F-129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

LIQUIDITY RISK

Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost. The Group carries out monthly stress testing of its liquidity position against a range of scenarios, including those prescribed by the PRA. The Group’s liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining contractual period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category. Certain balances, included in the table below on the basis of their residual maturity, are repayable on demand upon payment of a penalty.

MATURITIES OF ASSETS AND LIABILITIES

	Up to	1-3	3-6	6-9	9-12	1-2	2-5	Over 5
	1 month	months	months	months	months	years	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2013
Assets
Cash and balances at central banks	49,823	5	78	–	–	–	–	9	49,915
Trading and other financial assets at fair value through profit or loss	15,874	6,966	5,868	3,892	2,630	5,601	2,989	98,863	142,683
Derivative financial instruments	567	1,022	858	780	582	2,420	6,938	19,958	33,125
Loans and advances to banks	11,853	5,980	3,310	553	1,038	344	1,827	460	25,365
Loans and advances to customers	35,006	6,720	9,699	10,269	11,886	25,191	56,156	340,354	495,281
Debt securities held as loans and receivables	–	150	10	–	–	41	66	1,088	1,355
Available-for-sale financial assets	139	642	26	390	142	1,933	2,932	37,772	43,976
Other assets	6,265	9,083	1,491	663	1,610	2,665	7,900	25,653	55,330
Total assets	119,527	30,568	21,340	16,547	17,888	38,195	78,808	524,157	847,030
Liabilities
Deposits from banks	9,984	612	291	788	116	1,548	113	530	13,982
Customer deposits	337,130	16,034	18,659	13,562	11,224	26,749	16,592	1,361	441,311
Derivative financial instruments, trading and other financial
liabilities at fair value through profit or loss	19,321	12,458	3,974	2,165	1,414	5,029	9,182	20,546	74,089
Debt securities in issue	5,427	5,771	6,399	3,644	4,081	12,184	18,857	30,739	87,102
Liabilities arising from insurance and investment contracts	1,486	6,579	2,317	2,244	3,046	8,430	21,300	65,356	110,758
Other liabilities	7,679	6,043	1,230	374	1,045	1,146	1,814	28,809	48,140
Subordinated liabilities	363	238	800	718	645	2,710	5,813	21,025	32,312
Total liabilities	381,390	47,735	33,670	23,495	21,571	57,796	73,671	168,366	807,694
At 31 December 2012
Assets
Cash and balances at central banks	80,035	259	4	–	–	–	–	–	80,298
Trading and other financial assets at fair value through profit or loss	7,949	9,813	2,710	1,386	1,383	1,748	5,368	130,263	160,620
Derivative financial instruments	2,450	938	1,063	817	864	3,761	13,982	32,682	56,557
Loans and advances to banks	18,167	6,513	2,830	389	455	437	3,291	675	32,757
Loans and advances to customers	44,781	8,718	9,850	9,328	11,874	27,393	64,428	340,853	517,225
Debt securities held as loans and receivables	153	–	–	22	–	203	236	4,659	5,273
Available-for-sale financial assets	565	130	558	32	174	241	4,168	25,506	31,374
Other assets	5,394	463	1,008	564	485	159	360	41,684	50,117
Total assets	159,494	26,834	18,023	12,538	15,235	33,942	91,833	576,322	934,221
Liabilities
Deposits from banks	14,131	3,212	9,682	297	1,317	2,981	5,454	1,331	38,405
Customer deposits	322,788	14,159	14,144	11,471	12,242	24,319	26,270	1,519	426,912
Derivative financial instruments, trading and other financial
liabilities at fair value through profit or loss	12,818	5,556	8,005	2,875	1,963	4,630	15,534	30,687	82,068
Debt securities in issue	13,912	10,505	4,242	3,422	4,503	16,130	30,244	34,295	117,253
Liabilities arising from insurance and investment contracts	27,230	1,469	1,789	1,707	1,774	5,983	14,693	82,947	137,592
Other liabilities	10,171	298	567	75	929	618	745	41,915	55,318
Subordinated liabilities	402	1,541	–	–	294	1,043	7,255	23,557	34,092
Total liabilities	401,452	36,740	38,429	19,847	23,022	55,704	100,185	216,251	891,640
F-130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

The above tables are provided on a contractual basis. The Group’s assets and liabilities may be repaid or otherwise mature earlier or later than implied by their contractual terms and readers are, therefore, advised to use caution when using this data to evaluate the Group’s liquidity position. In particular, amounts in respect of customer deposits are usually contractually payable on demand or at short notice. However, in practice, these deposits are not usually withdrawn on their contractual maturity.

The table below analyses financial instrument liabilities of the Group, excluding those arising from insurance and participating investment contracts, on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to	1-3	3-12	1-5	Over 5
	1 month	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2013
Deposits from banks	9,944	636	1,254	1,710	738	14,282
Customer deposits	322,931	15,576	38,689	43,011	34,510	454,717
Trading and other financial liabilities at fair value through profit or loss	18,811	9,906	4,416	7,382	3,616	44,131
Debt securities in issue	7,427	5,069	15,805	40,928	24,514	93,743
Liabilities arising from non-participating investment contracts	27,590	–	–	–	–	27,590
Subordinated liabilities	180	424	2,503	15,019	24,538	42,664
Total non-derivative financial liabilities	386,883	31,611	62,667	108,050	87,916	677,127
Derivative financial liabilities:
Gross settled derivatives – outflows	4,880	81,612	35,369	56,857	33,767	212,485
Gross settled derivatives – inflows	(4,115)	(79,256)	(34,321)	(55,396)	(32,625)	(205,713)
Gross settled derivatives – net flows	765	2,356	1,048	1,461	1,142	6,772
Net settled derivatives liabilities	21,730	179	438	1,202	541	24,090
Total derivative financial liabilities	22,495	2,535	1,486	2,663	1,683	30,862
At 31 December 2012
Deposits from banks	13,858	3,556	11,187	8,566	1,382	38,549
Customer deposits	323,925	14,928	39,298	51,043	1,579	430,773
Trading and other financial liabilities at fair value through profit or loss	11,622	4,720	7,874	6,931	3,764	34,911
Debt securities in issue	14,186	10,890	16,223	63,851	27,451	132,601
Liabilities arising from non-participating investment contracts	27,205	–	–	–	27,167	54,372
Subordinated liabilities	61	1,768	1,705	15,903	30,032	49,469
Total non-derivative financial liabilities	390,857	35,862	76,287	146,294	91,375	740,675
Derivative financial liabilities:
Gross settled derivatives – outflows	2,331	3,243	7,097	51,424	33,678	97,773
Gross settled derivatives – inflows	(2,026)	(2,790)	(6,853)	(50,384)	(32,145)	(94,198)
Gross settled derivatives – net flows	305	453	244	1,040	1,533	3,575
Net settled derivatives liabilities	39,146	212	1,052	3,132	1,233	44,775
Total derivative financial liabilities	39,451	665	1,296	4,172	2,766	48,350

The Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The majority of the Group’s financial guarantee contracts are callable on demand, were the guaranteed party to fail to meet its obligations. It is, however, expected that most guarantees will expire unused. The contractual nominal amounts of these guarantees totalled £8,591 million at 31 December 2013 (2012: £9,520 million) with £4,233 million expiring within one year; £837 million between one and three years; £2,039 million between three and five years; and £1,482 million over five years (2012: £4,865 million expiring within one year; £1,302 million between one and three years; £1,729 million between three and five years; and £1,624 million over five years).

The majority of the Group’s non-participating investment contract liabilities are unit-linked. These unit-linked products are invested in accordance with unit fund mandates. Clauses are included in policyholder contracts to permit the deferral of sales, where necessary, so that linked assets can be realised without being a forced seller.

The principal amount for undated subordinated liabilities with no redemption option is included within the over five years column; interest of approximately £85 million (2012: £79 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond five years.

Further information on the Group’s liquidity exposures is provided on pages 109 to 115.

F-131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to	1-3	3-12	1-5	Over 5
	1 month	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2013	1,088	1,391	5,231	21,468	53,599	82,777
At 31 December 2012	989	1,451	5,198	20,426	54,889	82,953

For insurance and participating investment contracts which are neither unit-linked nor in the Group’s with-profit funds, in particular annuity liabilities, the aim is to invest in assets such that the cash flows on investments match those on the projected future liabilities.

The following tables set out the amounts and residual maturities of the Group’s off balance sheet contingent liabilities and commitments.

	Up to	1-3	3-6	6-9	9-12	1-3	3-5	Over 5
	1 month	months	months	months	months	years	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2013
Acceptances and endorsements	59	56	9	–	10	15	13	42	204
Other contingent liabilities	256	501	207	145	464	377	118	608	2,676
Total contingent liabilities	315	557	216	145	474	392	131	650	2,880
Lending commitments	30,918	11,857	15,452	4,632	7,519	14,886	17,064	2,849	105,177
Other commitments	–	–	–	–	494	–	–	–	494
Total commitments	30,918	11,857	15,452	4,632	8,013	14,886	17,064	2,849	105,671
Total contingents and commitments	31,233	12,414	15,668	4,777	8,487	15,278	17,195	3,499	108,551
	Up to	1-3	3-6	6-9	9-12	1-3	3-5	Over 5
	1 month	months	months	months	months	years	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2012
Acceptances and endorsements	48	8	17	–	–	–	33	1	107
Other contingent liabilities	375	409	254	113	85	662	144	747	2,789
Total contingent liabilities	423	417	271	113	85	662	177	748	2,896
Lending commitments	44,332	1,288	10,518	3,969	5,632	14,493	17,486	3,676	101,394
Other commitments	–	–	170	153	234	–	–	–	557
Total commitments	44,332	1,288	10,688	4,122	5,856	14,493	17,486	3,676	101,951
Total contingents and commitments	44,755	1,705	10,959	4,235	5,951	15,155	17,663	4,424	104,847

CAPITAL RISK

Capital risk is defined as the risk that the Group has a sub-optimal amount or quality of capital or that capital is inefficiently deployed across the Group.

Capital risk appetite is set by the Board, reflecting the Group’s strategic plans, regulatory capital constraints and market expectations. It includes a number of minimum capital ratios in normal and stressed conditions as well as a specific measure for the Insurance business, set by the Insurance Board, taking account of the need to maintain regulatory solvency including appropriate management buffers. The Board and the Group Chief Executive, assisted by the Group Asset and Liability Committee and the Group Risk Committee, regularly review performance against the risk appetite. A key metric is the Group’s common equity tier 1 (CET1) capital ratio which the Group currently aims to maintain in excess of 10 per cent.

Additionally, a series of stress analyses is undertaken during the year to determine the adequacy of the Group’s capital resources in adverse economic scenarios including those provided by the PRA.

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

F-132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: CONSOLIDATED CASH FLOW STATEMENT

(A) CHANGE IN OPERATING ASSETS

	2013	2012[1]	2011
	£m	£m	£m
Change in loans and receivables	28,041	50,773	39,361
Change in derivative financial instruments, trading and other financial assets at fair value through profit or loss	(6,476)	524	5,867
Change in other operating assets	(4,448)	(3,492)	(1,131)
Change in operating assets	17,117	47,805	44,097

(B) CHANGE IN OPERATING LIABILITIES

	2013	2012[1]	2011
	£m	£m	£m
Change in deposits from banks	(25,529)	(1,325)	(10,480)
Change in customer deposits	16,747	13,392	20,283
Change in debt securities in issue	(29,032)	(66,968)	(43,893)
Change in derivative financial instruments, trading and other liabilities
at fair value through profit or loss	(6,258)	1,497	14,249
Change in investment contract liabilities	3,171	7,421	793
Change in other operating liabilities	(3,369)	(170)	(139)
Change in operating liabilities	(44,270)	(46,153)	(19,187)
[1]	Restated – see note 1.
F-133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: CONSOLIDATED CASH FLOW STATEMENT continued

(C) NON-CASH AND OTHER ITEMS

	2013	2012[1]	2011[1]
	£m	£m	£m
Depreciation and amortisation	1,940	2,126	2,175
Impairment of tangible fixed assets	–	–	65
Revaluation of investment properties	(156)	264	107
Provision for impairment of disposal groups	382	26	–
Allowance for loan losses	2,726	5,121	8,069
Write-off of allowance for loan losses	(5,858)	(7,922)	(7,405)
Impairment of available-for-sale financial assets	15	37	80
Change in insurance contract liabilities	5,300	3,929	(2,081)
Payment protection insurance provision	3,050	3,575	–
Other regulatory provisions	405	650	175
Other provision movements	2	(101)	(294)
Net charge in respect of defined benefit schemes	503	110	408
Impact of consolidation and deconsolidation of OEICs[2]	6,303	(829)	(6,094)
Unwind of discount on impairment allowances	(351)	(374)	(226)
Foreign exchange impact on balance sheet[3]	89	(219)	302
Liability management losses (gains) within other income[4]	80	(59)	(599)
Interest expense on subordinated liabilities	2,956	2,783	2,155
(Profit) loss on disposal of businesses	(362)	7	21
Net gain on sale of available-for-sale financial assets	(629)	(3,547)	(343)
Hedging valuation adjustments on subordinated debt	(1,083)	225	1,091
Value of employee services	434	337	363
Issue of shares (non-cash)	160	322	316
Transactions in own shares	(480)	(407)	(276)
Accretion of discounts and amortisation of premiums and issue costs	286	12	151
Share of post-tax results of associates and joint ventures	(43)	(28)	(31)
Transfers to income statement from reserves	(550)	198	(85)
Profit on disposal of tangible fixed assets	(43)	(75)	(36)
Other non-cash items	(26)	(101)	36
Total non-cash items	15,050	6,060	(1,956)
Contributions to defined benefit schemes	(811)	(675)	(838)
Payments in respect of payment protection insurance provision	(2,674)	(3,299)	(1,045)
Payments in respect of other regulatory provisions	(360)	(20)	(497)
Other	26	15	6
Total other items	(3,819)	(3,979)	(2,374)
Non-cash and other items	11,231	2,081	(4,330)
[1]	Restated – see note 1.

[2]	These OEICs (Open-ended investment companies) are mutual funds which are consolidated if the Group manages the funds and also has a majority beneficial interest. The population of OEICs to be consolidated varies at each reporting date as external investors acquire and divest holdings in the various funds. The consolidation of these funds is effected by the inclusion of the fund investments and a matching liability to the unitholders; and changes in funds consolidated represent a non-cash movement on the balance sheet.

[3]	When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.

[4]	A number of capital transactions entered into by the Group in 2011 and 2012 involved the exchange of existing securities for new issues and as a result there was no related cash flow.
F-134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: CONSOLIDATED CASH FLOW STATEMENT continued

(D) ANALYSIS OF CASH AND CASH EQUIVALENTS AS SHOWN IN THE BALANCE SHEET

	2013	2012 [2]	2011 [2]
	£m	£m	£m
Cash and balances at central banks	49,915	80,298	60,722
Less: mandatory reserve deposits[1]	(937)	(580)	(1,070)
	48,978	79,718	59,652
Loans and advances to banks	25,365	32,757	32,877
Less: amounts with a maturity of three months or more	(7,546)	(11,417)	(6,640)
	17,819	21,340	26,237
Total cash and cash equivalents	66,797	101,058	85,889

[1]	Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.
[2]	Restated - see note 1

Included within cash and cash equivalents at 31 December 2013 is £14,058 million (2012: £17,889 million; 2011: £21,601 million) held within the Group’s life funds, which is not immediately available for use in the business.

(E) ACQUISITION OF GROUP UNDERTAKINGS AND BUSINESSES

	2013	2012	2011
	£m	£m	£m
Net cash outflow arising from acquisitions of and additional investment in joint ventures in the year	(6)	(11)	(10)
Payments to former members of Scottish Widows Fund and Life Assurance Society acquired during 2000	–	–	(3)
Net cash outflow	(6)	(11)	(13)

(F) DISPOSAL AND CLOSURE OF GROUP UNDERTAKINGS AND BUSINESSES

	2013	2012	2011
	£m	£m	£m
Trading and other assets at fair value through profit or loss	35,159	–	134
Loans and advances to customers	2,612	15	24
Loans and advances to banks	1,701	16	–
Investment property	582	–	–
Value of in-force business	831	–	–
Other intangible assets	251	–	–
Tangible fixed assets	67	–	147
	41,203	31	305
Customer deposits	(1,923)	–	–
Debt securities in issue	(264)	–	–
Liabilities arising from insurance contracts and participating investment contracts	(451)	–	–
Liabilities arising from non-participating investment contracts	(29,953)	–	–
Non-controlling interests	(357)	(38)	(197)
Other net assets (liabilities)	(6,160)	51	211
	(39,108)	13	14

Net assets	2,095	44	319

Cash and cash equivalents disposed	(1,702)	–	–
Non-cash consideration received	(59)	–	–
Profit (loss) on sale	362	(7)	(21)
Net cash inflow (outflow)	696	37	298
F-135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: RESTATEMENT OF PRIOR PERIOD INFORMATION

As explained in note 1, the Group has adopted IFRS 10 Consolidated Financial Statements and Amendments to IAS 19 Employee Benefits (IAS 19R) on 1 January 2013.

The Group has restated information for the preceding comparative periods.

The following tables summarise the adjustments arising on the adoption of IAS 19R and IFRS 10 to the Group’s:

–	income statements, statements of comprehensive income and statements of cash flows for the year ended 31 December 2012 and the year ended 31 December 2011; and

–	balance sheets at 31 December 2012, 31 December 2011 and 1 January 2011.

CONSOLIDATED INCOME STATEMENT – YEAR ENDED 31 DECEMBER 2012

	As previously		IAS 19
	reported	IFRS 10	Revised	Restated
	£m	£m	£m	£m
Interest and similar income	23,535	13	–	23,548
Interest and similar expense	(14,460)	(1,370)	–	(15,830)
Net interest income	9,075	(1,357)	–	7,718
Fee and commission income	4,731	(81)	–	4,650
Fee and commission expense	(1,438)	(6)	–	(1,444)
Net fee and commission income	3,293	(87)	–	3,206
Net trading income	13,554	1,451	–	15,005
Insurance premium income	8,284	–	–	8,284
Other operating income	4,700	–	–	4,700
Other income	29,831	1,364	–	31,195
Total income	38,906	7	–	38,913
Insurance claims	(18,396)	–	–	(18,396)
Total income, net of insurance claims	20,510	7	–	20,517
Regulatory provisions	(4,175)	–	–	(4,175)
Other operating expenses	(11,756)	(1)	(42)	(11,799)
Total operating expenses	(15,931)	(1)	(42)	(15,974)
Trading surplus	4,579	6	(42)	4,543
Impairment	(5,149)	–	–	(5,149)
(Loss) profit before tax	(570)	6	(42)	(606)
Taxation	(773)	(6)	(2)	(781)
Loss for the year	(1,343)	–	(44)	(1,387)
Profit attributable to non-controlling interests	84	–	–	84
Loss attributable to equity shareholders	(1,427)	–	(44)	(1,471)
Loss for the year	(1,343)	–	(44)	(1,387)
Basic loss per share	(2.0)p			(2.1)p
Diluted loss per share	(2.0)p			(2.1)p
F-136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: RESTATEMENT OF PRIOR PERIOD INFORMATION continued

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME – YEAR ENDED 31 DECEMBER 2012

	As previously		IAS 19
	reported	IFRS 10	Revised	Restated
	£m	£m	£m	£m
Loss for the year	(1,343)	–	(44)	(1,387)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	–	(2,136)	(2,136)
Taxation	–	–	491	491
	–	–	(1,645)	(1,645)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustments on transfers from held-to-maturity portfolio	1,168	–	–	1,168
Change in fair value	900	–	–	900
Income statement transfers in respect of disposals	(3,547)	–	–	(3,547)
Income statement transfers in respect of impairment	42	–	–	42
Other income statement transfers	169	–	–	169
Taxation	339	–	–	339
	(929)	–	–	(929)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	116	–	–	116
Net income statement transfers	(92)	–	–	(92)
Taxation	1	–	–	1
	25	–	–	25
Currency translation differences (tax: nil)	(14)	–	–	(14)
Other comprehensive income for the year, net of tax	(918)	–	(1,645)	(2,563)
Total comprehensive income for the year	(2,261)	–	(1,689)	(3,950)
Total comprehensive income attributable to non-controlling interests	82	–	–	82
Total comprehensive income attributable to equity shareholders	(2,343)	–	(1,689)	(4,032)
Total comprehensive income for the year	(2,261)	–	(1,689)	(3,950)
F-137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: RESTATEMENT OF PRIOR PERIOD INFORMATION continued

CONSOLIDATED CASH FLOW STATEMENT – YEAR ENDED 31 DECEMBER 2012

	As previously		IAS 19
	reported	IFRS 10	Revised	Restated
	£m	£m	£m	£m
(Loss) profit before tax	(570)	6	(42)	(606)
Adjustments for:
Change in operating assets	48,333	(528)	–	47,805
Change in operating liabilities	(46,681)	528	–	(46,153)
Non-cash and other items	2,045	(6)	42	2,081
Tax paid	(78)	–	–	(78)
Net cash provided by operating activities	3,049	–	–	3,049

Cash flows from investing activities
Purchase of financial assets	(22,050)	–	–	(22,050)
Proceeds from sale and maturity of financial assets	37,664	–	–	37,664
Purchase of fixed assets	(3,003)	–	–	(3,003)
Proceeds from sale of fixed assets	2,595	–	–	2,595
Acquisition of businesses, net of cash acquired	(11)	–	–	(11)
Disposal of businesses, net of cash disposed	37	–	–	37
Net cash provided by investing activities	15,232	–	–	15,232

Cash flows from financing activities
Dividends paid to non-controlling interests	(56)	–	–	(56)
Interest paid on subordinated liabilities	(2,577)	–	–	(2,577)
Proceeds from issue of ordinary shares	170	–	–	170
Repayment of subordinated liabilities	(664)	–	–	(664)
Change in non-controlling interests	23	–	–	23
Net cash used in financing activities	(3,104)	–	–	(3,104)
Effects of exchange rate changes on cash and cash equivalents	(8)	–	–	(8)
Change in cash and cash equivalents	15,169	–	–	15,169
Cash and cash equivalents at beginning of year	85,889	–	–	85,889
Cash and cash equivalents at end of year	101,058	–	–	101,058
F-138

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: RESTATEMENT OF PRIOR PERIOD INFORMATION continued

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2012

	As previously		IAS 19
	reported	IFRS 10	Revised	Restated
	£m	£m	£m	£m
Assets
Cash and balances at central banks	80,298	–	–	80,298
Items in course of collection from banks	1,256	–	–	1,256
Trading and other financial assets at fair value through profit or loss	153,990	6,630	–	160,620
Derivative financial instruments	56,550	7	–	56,557
Loans and receivables:
Loans and advances to banks	29,417	3,340	–	32,757
Loans and advances to customers	517,225	–	–	517,225
Debt securities	5,273	–	–	5,273
	551,915	3,340	–	555,255
Available-for-sale financial assets	31,374	–	–	31,374
Investment properties	5,405	–	–	5,405
Goodwill	2,016	–	–	2,016
Value of in-force business	6,800	–	–	6,800
Other intangible assets	2,792	–	–	2,792
Tangible fixed assets	7,342	–	–	7,342
Current tax recoverable	354	–	–	354
Deferred tax assets	4,285	–	628	4,913
Retirement benefit assets	1,867	–	(1,126)	741
Other assets	18,308	190	–	18,498
Total assets	924,552	10,167	(498)	934,221
F-139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: RESTATEMENT OF PRIOR PERIOD INFORMATION continued

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2012 continued

	As previously		IAS 19
	reported	IFRS 10	Revised	Restated
	£m	£m	£m	£m
Equity and liabilities
Liabilities
Deposits from banks	38,405	–	–	38,405
Customer deposits	426,912	–	–	426,912
Items in course of transmission to banks	996	–	–	996
Trading and other financial liabilities at fair value through profit or loss	35,972	(2,580)	–	33,392
Derivative financial instruments	48,665	11	–	48,676
Notes in circulation	1,198	–	–	1,198
Debt securities in issue	117,369	(116)	–	117,253
Liabilities arising from insurance contracts and participating investment contracts	82,953	–	–	82,953
Liabilities arising from non-participating investment contracts	54,372	–	–	54,372
Unallocated surplus within insurance businesses	267	–	–	267
Other liabilities	33,941	12,852	–	46,793
Retirement benefit obligations	300	–	1,605	1,905
Current tax liabilities	138	–	–	138
Deferred tax liabilities	327	–	–	327
Other provisions	3,961	–	–	3,961
Subordinated liabilities	34,092	–	–	34,092
Total liabilities	879,868	10,167	1,605	891,640
Equity
Share capital	7,042	–	–	7,042
Share premium account	16,872	–	–	16,872
Other reserves	12,902	–	–	12,902
Retained profits	7,183	–	(2,103)	5,080
Shareholders’ equity	43,999	–	(2,103)	41,896
Non-controlling interests	685	–	–	685
Total equity	44,684	–	(2,103)	42,581
Total equity and liabilities	924,552	10,167	(498)	934,221

F-140

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: RESTATEMENT OF PRIOR PERIOD INFORMATION continued

CONSOLIDATED INCOME STATEMENT – YEAR ENDED 31 DECEMBER 2011

	As previously	IAS 19
	reported	Revised	Restated
	£m	£m	£m
Interest and similar income	26,316	–	26,316
Interest and similar expense	(13,618)	–	(13,618)
Net interest income	12,698	–	12,698
Fee and commission income	4,935	–	4,935
Fee and commission expense	(1,391)	–	(1,391)
Net fee and commission income	3,544	–	3,544
Net trading income	(368)	–	(368)
Insurance premium income	8,170	–	8,170
Other operating income	2,799	–	2,799
Other income	14,145	–	14,145
Total income	26,843	–	26,843
Insurance claims	(6,041)	–	(6,041)
Total income, net of insurance claims	20,802	–	20,802
Regulatory provisions	(175)	–	(175)
Other operating expenses	(12,875)	(209)	(13,084)
Total operating expenses	(13,050)	(209)	(13,259)
Trading surplus	7,752	(209)	7,543
Impairment	(8,094)	–	(8,094)
Profit (loss) before tax	(342)	(209)	(551)
Taxation	(36)	33	(3)
Profit (loss) for the year	(378)	(176)	(554)
Profit attributable to non-controlling interests	73	–	73
Profit (loss) attributable to equity shareholders	(451)	(176)	(627)
Profit (loss) for the year	(378)	(176)	(554)
Basic loss per share	(0.7)p		(0.9)p
Diluted loss per share	(0.7)p		(0.9)p
F-141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: RESTATEMENT OF PRIOR PERIOD INFORMATION continued

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME – YEAR ENDED 31 DECEMBER 2011

	As previously	IAS 19
	reported	Revised	Restated
	£m	£m	£m
Loss for the year	(378)	(176)	(554)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements
Remeasurement before taxation	–	624	624
Taxation	–	(155)	(155)
	–	469	469
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	2,527	–	2,527
Income statement transfers in respect of disposals	(343)	–	(343)
Income statement transfers in respect of impairment	80	–	80
Other income statement transfers	(79)	–	(79)
Taxation	(575)	–	(575)
	1,610	–	1,610
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	916	–	916
Net income statement transfers	70	–	70
Taxation	(270)	–	(270)
	716	–	716
Currency translation differences (tax: nil)	(84)	–	(84)
Other comprehensive income for the year, net of tax	2,242	469	2,711
Total comprehensive income for the year	1,864	293	2,157
Total comprehensive income attributable to non-controlling interests	72	–	72
Total comprehensive income attributable to equity shareholders	1,792	293	2,085
Total comprehensive income for the year	1,864	293	2,157
F-142

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: RESTATEMENT OF PRIOR PERIOD INFORMATION continued

CONSOLIDATED CASH FLOW STATEMENT – YEAR ENDED 31 DECEMBER 2011

	As previously	IAS 19
	reported	Revised	Restated
	£m	£m	£m
Profit (loss) before tax	(342)	(209)	(551)
Adjustments for:
Change in operating assets	44,097	–	44,097
Change in operating liabilities	(19,187)	–	(19,187)
Non-cash and other items	(4,539)	209	(4,330)
Tax paid	(136)	–	(136)
Net cash provided by operating activities	19,893	–	19,893

Cash flows from investing activities
Purchase of financial assets	(28,995)	–	(28,995)
Proceeds from sale and maturity of financial assets	36,523	–	36,523
Purchase of fixed assets	(3,095)	–	(3,095)
Proceeds from sale of fixed assets	2,214	–	2,214
Acquisition of businesses, net of cash acquired	(13)	–	(13)
Disposal of businesses, net of cash disposed	298	–	298
Net cash provided by (used in) investing activities	6,932	–	6,932

Cash flows from financing activities
Dividends paid to non-controlling interests	(50)	–	(50)
Interest paid on subordinated liabilities	(2,126)	–	(2,126)
Proceeds from issue of ordinary shares	–	–	–
Repayment of subordinated liabilities	(1,074)	–	(1,074)
Change in non-controlling interests	8	–	8
Net cash used in financing activities	(3,242)	–	(3,242)
Effects of exchange rate changes on cash and cash equivalents	6	–	6
Change in cash and cash equivalents	23,589	–	23,589
Cash and cash equivalents at beginning of year	62,300	–	62,300
Cash and cash equivalents at end of year	85,889	–	85,889
F-143

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: RESTATEMENT OF PRIOR PERIOD INFORMATION continued

CONSOLIDATED BALANCE SHEET AT 1 JANUARY 2012

	As previously reported £m	IFRS 10 £m	IAS 19 Revised £m	Restated £m
Assets
Cash and balances at central banks	60,722	–	–	60,722
Items in course of collection from banks	1,408	–	–	1,408
Trading and other financial assets at fair value through profit or loss	139,510	9,104	–	148,614
Derivative financial instruments	66,013	60	–	66,073
Loans and receivables:
Loans and advances to banks	32,606	271	–	32,877
Loans and advances to customers	565,638	–	–	565,638
Debt securities	12,470	–	–	12,470
	610,714	271	–	610,985
Available-for-sale financial assets	37,406	–	–	37,406
Held-to-maturity investments	8,098	–	–	8,098
Investment properties	6,122	–	–	6,122
Goodwill	2,016	–	–	2,016
Value of in-force business	6,638	–	–	6,638
Other intangible assets	3,196	–	–	3,196
Tangible fixed assets	7,673	–	–	7,673
Current tax recoverable	434	–	–	434
Deferred tax assets	4,496	–	139	4,635
Retirement benefit assets	1,338	–	(76)	1,262
Other assets	14,762	204	–	14,966
Total assets	970,546	9,639	63	980,248
F-144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: RESTATEMENT OF PRIOR PERIOD INFORMATION continued

CONSOLIDATED BALANCE SHEET AT 1 JANUARY 2012 continued

	As previously reported £m	IFRS 10 £m	IAS 19 Revised £m	Restated £m
Equity and liabilities
Liabilities
Deposits from banks	39,810	–	–	39,810
Customer deposits	413,906	–	–	413,906
Items in course of transmission to banks	844	–	–	844
Trading and other financial liabilities at fair value through profit or loss	24,955	(2,598)	–	22,357
Derivative financial instruments	58,212	53	–	58,265
Notes in circulation	1,145	–	–	1,145
Debt securities in issue	185,059	(95)	–	184,964
Liabilities arising from insurance contracts and participating investment contracts	78,991	–	–	78,991
Liabilities arising from non-participating investment contracts	49,636	–	–	49,636
Unallocated surplus within insurance businesses	300	–	–	300
Other liabilities	32,041	12,279	–	44,320
Retirement benefit obligations	381	–	477	858
Current tax liabilities	103	–	–	103
Deferred tax liabilities	314	–	–	314
Other provisions	3,166	–	–	3,166
Subordinated liabilities	35,089	–	–	35,089
Total liabilities	923,952	9,639	477	934,068

Equity
Share capital	6,881	–	–	6,881
Share premium account	16,541	–	–	16,541
Other reserves	13,818	–	–	13,818
Retained profits	8,680	–	(414)	8,266
Shareholders’ equity	45,920	–	(414)	45,506
Non-controlling interests	674	–	–	674
Total equity	46,594	–	(414)	46,180
Total equity and liabilities	970,546	9,639	63	980,248
F-145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: RESTATEMENT OF PRIOR PERIOD INFORMATION continued

CONSOLIDATED BALANCE SHEET AT 1 JANUARY 2011

	As previously reported £m	IFRS 10 £m	IAS 19 Revised £m	Restated £m
Assets
Cash and balances at central banks	38,115	–	–	38,115
Items in course of collection from banks	1,368	–	–	1,368
Trading and other financial assets at fair value through profit or loss	156,191	–	–	156,191
Derivative financial instruments	50,777	–	–	50,777
Loans and receivables:		–	–
Loans and advances to banks	30,272	–	–	30,272
Loans and advances to customers	592,597	–	–	592,597
Debt securities	25,735	–	–	25,735
	648,604	–	–	648,604
Available-for-sale financial assets	42,955	–	–	42,955
Held-to-maturity investments	7,905	–	–	7,905
Investment properties	5,997	–	–	5,997
Goodwill	2,016	–	–	2,016
Value of in-force business	7,367	–	–	7,367
Other intangible assets	3,496	–	–	3,496
Tangible fixed assets	8,190	–	–	8,190
Current tax recoverable	621	–	–	621
Deferred tax assets	5,028	–	261	5,289
Retirement benefit assets	736	–	(430)	306
Other assets	13,072	–	–	13,072
Total assets	992,438	–	(169)	992,269
F-146

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: RESTATEMENT OF PRIOR PERIOD INFORMATION continued

CONSOLIDATED BALANCE SHEET AT 1 JANUARY 2011 continued

	As previously reported £m	IFRS 10 £m	IAS 19 Revised £m	Restated £m
Equity and liabilities
Liabilities
Deposits from banks	50,363	–	–	50,363
Customer deposits	393,633	–	–	393,633
Items in course of transmission to banks	802	–	–	802
Trading and other financial liabilities at fair value through profit or loss	26,762	–	–	26,762
Derivative financial instruments	42,158	–	–	42,158
Notes in circulation	1,074	–	–	1,074
Debt securities in issue	228,866	–	–	228,866
Liabilities arising from insurance contracts and participating investment contracts	80,729	–	–	80,729
Liabilities arising from non-participating investment contracts	51,363	–	–	51,363
Unallocated surplus within insurance businesses	643	–	–	643
Other liabilities	29,696	–	–	29,696
Retirement benefit obligations	423	–	538	961
Current tax liabilities	149	–	–	149
Deferred tax liabilities	247	–	–	247
Other provisions	1,532	–	–	1,532
Subordinated liabilities	36,232	–	–	36,232
Total liabilities	944,672	–	538	945,210

Equity
Share capital	6,815	–	–	6,815
Share premium account	16,291	–	–	16,291
Other reserves	11,575	–	–	11,575
Retained profits	9,044	–	(707)	8,337
Shareholders’ equity	43,725	–	(707)	43,018
Non-controlling interests	841	–	–	841
Total equity	44,566	–	(707)	43,859
Total equity and liabilities	992,438	–	(169)	992,269
F-147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: FUTURE ACCOUNTING DEVELOPMENTS

The following pronouncements may have a significant effect on the Group’s financial statements but are not applicable for the year ending 31 December 2013 and have not been applied in preparing these financial statements. Save as disclosed below, the full impact of these accounting changes is being assessed by the Group.

Pronouncement	Nature of change	IASB effective date
Amendment to IAS 32 Financial Instruments: Presentation – ‘Offsetting Financial Assets and Financial Liabilities’	Inserts application guidance to address inconsistencies identified in applying the offsetting criteria used in the standard. Some gross settlement systems may qualify for offsetting where they exhibit certain characteristics akin to net settlement. This amendment is not expected to have a significant impact on the Group.	Annual periods beginning on or after 1 January 2014.
Amendments to IAS 39 Financial Instruments: Recognition and Measurement – ‘Novation of Derivatives and Continuation of Hedge Accounting’	Provides relief from discontinuing hedge accounting in circumstances where a derivative designated as a hedging instrument is novated to a central counterparty as a consequence or introduction of laws or regulations. These amendments are not expected to have a significant impact on the Group.	Annual periods beginning on or after 1 January 2014.
IFRIC 21 Levies[1]	Clarifies that the obligating event that gives rise to a liability to pay a government levy is the activity that triggers the payment of the levy as set out in the relevant legislation. An entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period. This interpretation is not expected to have a significant impact on the Group.	Annual periods beginning on or after 1 January 2014.
IFRS 9 Financial Instruments[1,2]	Replaces those parts of IAS 39 Financial Instruments: Recognition and Measurement relating to the classification, measurement and derecognition of financial assets and liabilities. IFRS 9 requires financial assets to be classified into two measurement categories, fair value and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments and eliminates the available-for-sale financial asset and held-to-maturity investment categories in IAS 39. The requirements for derecognition are broadly unchanged from IAS 39. The standard also retains most of the IAS 39 requirements for financial liabilities except for those designated at fair value through profit or loss whereby that part of the fair value change attributable to the entity’s own credit risk is recorded in other comprehensive income. The hedge accounting requirements are more closely aligned with risk management practices and follow a more principle-based approach.	Date yet to be determined.

[1]	As at 5 March 2014, these pronouncements are awaiting EU endorsement.

[2]	IFRS 9 is the standard which will replace IAS 39. Further changes to IFRS 9 are expected dealing with impairment of financial assets measured at amortised cost, which will be based on expected rather than incurred credit losses, and limited amendments to classification and measurement which include the introduction of a third measurement category, fair value through other comprehensive income. Until the standard is complete, it is not possible to determine the overall impact of the standard on the financial statements.
F-148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: PARENT COMPANY DISCLOSURES

A COMPANY INCOME STATEMENT

	2013 £ million	2012 £ million	2011 £ million
Net interest income (expense)	166	(134)	(19)
Other income	(1,009)	82	45
Total income	(843)	(52)	26
Operating expenses	(248)	(207)	(228)
Loss on ordinary activities before tax	(1,091)	(259)	(202)
Taxation credit	245	35	34
Loss for the year	(846)	(224)	(168)

B COMPANY BALANCE SHEET

		2013 £ million	2012 £ million
Assets
Non-current assets:
Investment in subsidiaries		40,933	40,534
Loans to subsidiaries		11,043	8,123
Deferred tax assets		4	9
		51,980	48,666
Current assets:
Derivative financial instruments		1,452	1,693
Other assets		1,171	974
Amounts due from subsidiaries		67	147
Cash and cash equivalents		511	2,231
Current tax recoverable		19	–
		3,220	5,045
Total assets		55,200	53,711
Equity and liabilities
Capital and reserves:
Share capital		7,145	7,042
Share premium account		17,279	16,872
Merger reserve		7,764	7,764
Capital redemption reserve		4,115	4,115
Retained profits		1,414	2,017
Total equity		37,717	37,810
Non-current liabilities:
Debt securities in issue		535	545
Subordinated liabilities		1,669	4,349
		2,204	4,894
Current liabilities:
Current tax liabilities		–	266
Other liabilities		15,279	10,741
		15,279	11,007
Total liabilities		17,483	15,901
Total equity and liabilities		55,200	53,711
F-149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: PARENT COMPANY DISCLOSURES continued

C COMPANY STATEMENT OF CHANGES IN EQUITY

	Share capital and premium £ million	Merger reserve £ million	Capital redemption reserve £ million	Retained profits £ million	Total £ million
Balance at 31 December 2010	23,106	7,764	4,115	2,276	37,261
Total comprehensive income[1]	–	–	–	(168)	(168)
Issue of ordinary shares	316	–	–	–	316
Movement in treasury shares	–	–	–	(291)	(291)
Value of employee services:
Share option schemes	–	–	–	143	143
Other employee award schemes	–	–	–	238	238
Balance at 31 December 2011	23,422	7,764	4,115	2,198	37,499
Total comprehensive income[1]	–	–	–	(224)	(224)
Issue of ordinary shares	492	–	–	–	492
Movement in treasury shares	–	–	–	(282)	(282)
Value of employee services:
Share option schemes	–	–	–	69	69
Other employee award schemes	–	–	–	256	256
Balance at 31 December 2012	23,914	7,764	4,115	2,017	37,810
Total comprehensive income[1]	–	–	–	(846)	(846)
Issue of ordinary shares	510	–	–	–	510
Movement in treasury shares	–	–	–	(165)	(165)
Value of employee services:
Share option schemes	–	–	–	116	116
Other employee award schemes	–	–	–	292	292
Balance at 31 December 2013	24,424	7,764	4,115	1,414	37,717

1 Total comprehensive income comprises only the loss for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: PARENT COMPANY DISCLOSURES continued

D COMPANY CASH FLOW STATEMENT

	2013 £ million	2012 £ million	2011 £ million
Loss before tax	(1,090)	(259)	(202)
Fair value and exchange adjustments and other non-cash items	137	245	329
Change in other assets	124	14	255
Change in other liabilities and other items	4,699	750	2,576
Tax received (paid)	(35)	290	151
Net cash provided by (used in) operating activities	3,835	1,040	3,109
Cash flows from investing activities
Capital injection into Lloyds Bank plc	—	–	(2,340)
Amounts advanced to subsidiaries	(3,082)	–	–
Redemption of loans to subsidiaries	197	209	–
Net cash used in investing activities	(2,885)	209	(2,340)
Cash flows from financing activities
Interest paid on subordinated liabilities	(253)	(293)	(39)
Repayment of subordinated liabilities	(2,767)	–	–
Proceeds from issue of ordinary shares	350	170	–
Net cash provided by financing activities	(2,670)	(123)	(39)
Change in cash and cash equivalents	(1,720)	1,126	730
Cash and cash equivalents at beginning of year	2,231	1,105	375
Cash and cash equivalents at end of year	511	2,231	1,105

E INTERESTS IN SUBSIDIARIES

The principal subsidiaries, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds Banking Group plc, are:

	Country of registration/ Incorporation	Percentage of equity share capital and voting rights held	Nature of business
Lloyds Bank plc (previously Lloyds TSB Bank plc)	England	100%	Banking and financial services
Scottish Widows plc	Scotland	100%[1]	Life assurance
HBOS plc	Scotland	100%[1]	Holding company
Bank of Scotland plc	Scotland	100%[1]	Banking and financial services
St. Andrew’s Insurance plc	England	100%[1]	General insurance
Clerical Medical Investment Group Limited	England	100%[1]	Life assurance
Clerical Medical Managed Funds Limited	England	100%[1]	Life assurance
TSB Bank plc (previously Lloyds TSB Scotland plc)	Scotland	100%[1]	Banking and financial services

1 Indirect interest.

The principal area of operation for each of the above subsidiaries is the United Kingdom.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Company owns 100 per cent of the share capital of Lloyds Bank plc (Lloyds Bank), which intends to offer and sell certain securities in the US from time to time utilising a registration statement on Form F-3 filed with the SEC by the Company. This will be accompanied by a full and unconditional guarantee by the Company.

Lloyds Bank intends to utilise an exception provided in Rule 3-10 of Regulation S-X, which allows it to not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

–	The Company on a stand-alone basis as guarantor;

–	Lloyds Bank on a stand-alone basis as issuer;

–	Non-guarantor subsidiaries of the Company and Lloyds Bank on a combined basis (Subsidiaries);

–	Consolidation adjustments; and

–	Lloyds Banking Group’s consolidated amounts (the Group).

Under IAS 27, the Company and Lloyds Bank account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/ (decrease) the results of the Company and Lloyds Bank in the information below by £8 million and £(3,174) million, respectively, for the year ended 31 December 2013; by £(1,247) million and £872 million, respectively, for the year ended 31 December 2012; and by £(459) million and £(1,331) million, respectively, for the year ended 31 December 2011. The net assets of the Company and Lloyds Bank in the information below would also be increased by £1,272 million and £2,458 million, respectively, at 31 December 2013; and by £4,086 million and £7,133 million, respectively, at 31 December 2012.

INCOME STATEMENTS

For the year ended 31 December 2013	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	166	2,645	5,278	(751)	7,338
Other income	(1,009)	9,425	29,711	(7,480)	30,647
Total income	(843)	12,070	34,989	(8,231)	37,985
Insurance claims	–	–	(19,507)	–	(19,507)
Total income, net of insurance claims	(843)	12,070	15,482	(8,231)	18,478
Operating expenses	(248)	(8,907)	(6,870)	703	(15,322)
Trading surplus (deficit)	(1,091)	3,163	8,612	(7,528)	3,156
Impairment	–	(649)	(2,636)	544	(2,741)
Profit (loss) before tax	(1,091)	2,514	5,976	(6,984)	415
Taxation	245	258	(1,648)	(72)	(1,217)
Profit (loss) for the year	(846)	2,772	4,328	(7,056)	(802)

For the year ended 31 December 2012[1]	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	(134)	2,351	6,239	(738)	7,718
Other income	82	5,541	27,641	(2,069)	31,195
Total income	(52)	7,892	33,880	(2,807)	38,913
Insurance claims	–	–	(18,400)	4	(18,396)
Total income, net of insurance claims	(52)	7,892	15,480	(2,803)	20,517
Operating expenses	(207)	(9,040)	(7,249)	522	(15,974)
Trading surplus (deficit)	(259)	(1,148)	8,231	(2,281)	4,543
Impairment	–	(1,583)	(4,526)	960	(5,149)
Profit (loss) before tax	(259)	(2,731)	3,705	(1,321)	(606)
Taxation	35	544	(1,330)	(30)	(781)
Profit (loss) for the year	(224)	(2,187)	2,375	(1,351)	(1,387)

1Restated – see note 1 on page F-11.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2011[1]	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	(19)	3,366	10,025	(674)	12,698
Other income	45	7,989	8,836	(2,725)	14,145
Total income	26	11,355	18,861	(3,399)	26,843
Insurance claims	–	–	(6,041)	–	(6,041)
Total income, net of insurance claims	26	11,355	12,820	(3,399)	20,802
Operating expenses	(228)	(6,434)	(6,858)	261	(13,259)
Trading (deficit) surplus	(202)	4,921	5,962	(3,138)	7,543
Impairment	–	(2,770)	(7,440)	2,116	(8,094)
Loss on disposal of businesses	–	–	(135)	135	–
(Loss) profit before tax	(202)	2,151	1,613	(887)	(551)
Taxation	34	472	(374)	(135)	(3)
(Loss) profit for the year	(168)	2,623	(1,987)	(1,022)	(554)

1 Restated – see note 1 on page F-11.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended 31 December 2013	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Loss for the year	(845)	2,772	4,328	(7,057)	(802)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post–retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	400	(536)	–	(136)
Taxation	–	(80)	108	–	28
	–	320	(428)	–	(108)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available–for– sale financial assets:
Change in fair value	–	(889)	188	21	(680)
Income statement transfers in respect of disposals	–	(842)	165	48	(629)
Income statement transfers in respect of impairment	–	–	44	(26)	18
Taxation	–	366	(106)	17	277
	–	(1,365)	291	60	(1,014)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	21	(68)	(1,182)	(1,229)
Net income statement transfers	–	–	(393)	(157)	(550)
Taxation	–	(5)	143	236	374
	–	16	(318)	(1,103)	(1,405)
Currency translation differences (tax: nil)	–	(26)	17	3	(6)
Other comprehensive income for the year, net of tax	–	(1,055)	(438)	(1,040)	(2,533)
Total comprehensive income for the year	(845)	1,717	3,890	(8,097)	(3,335)
Total comprehensive income attributable to non–controlling interests	–	–	36	–	36
Total comprehensive income attributable to equity shareholders	(845)	1,717	3,854	(8,097)	(3,371)
Total comprehensive income for the year	(845)	1,717	3,890	(8,097)	(3,335)
F-153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2012¹	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Loss for the year	(224)	(2,187)	2,375	(1,351)	(1,387)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post–retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	(934)	(1,202)	–	(2,136)
Taxation	–	215	276	–	491
	–	(719)	(926)	–	(1,645)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available–for– sale financial assets:
Adjustment on transfer from held–to maturity portfolio	–	1,168	–	–	1,168
Change in fair value	–	155	642	103	900
Income statement transfers in respect of disposals	–	(3,118)	(318)	(111)	(3,547)
Income statement transfers in respect of impairment	–	–	397	(355)	42
Other income statement transfers	–	169	–	–	169
Taxation	–	366	(126)	99	339
	–	(1,260)	595	(264)	(929)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	(5)	731	(610)	116
Net income statement transfers	–	–	(269)	177	(92)
Taxation	–	1	(83)	83	1
	–	(4)	379	(350)	25
Currency translation differences (tax: nil)	–	(21)	34	(27)	(14)
Other comprehensive income for the year, net of tax	–	(2,004)	82	(641)	(2,563)
Total comprehensive income for the year	(224)	(4,191)	2,457	(1,992)	(3,950)
Total comprehensive income attributable to non–controlling interests	–	–	82	–	82
Total comprehensive income attributable to equity shareholders	(224)	(4,191)	2,375	(1,992)	(4,032)
Total comprehensive income for the year	(224)	(4,191)	2,457	(1,992)	(3,950)

1Restated – see note 1 on page F-11.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2011¹	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
(Loss) profit for the year	(168)	2,623	(1,987)	(1,022)	(554)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post–retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	86	538	–	624
Taxation	–	(21)	(134)	–	(155)
	–	65	404	–	469
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available–for–
sale financial assets:
Change in fair value	–	2,612	146	231	2,527
Income statement transfers in respect of disposals	–	(234)	(58)	(51)	(343)
Income statement transfers in respect of impairment	–	–	750	(670)	80
Other income statement transfers	–	18	(97)	–	(79)
Taxation	–	(603)	(130)	158	(575)
		1,793	611	(794)	1,610
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	(10)	1,351	(425)	916
Net income statement transfers	–	8	374	(312)	70
Taxation	–	–	(448)	178	(270)
	–	(2)	1,277	(559)	716
Currency translation differences (tax: nil)	–	3	(85)	(2)	(84)
Other comprehensive income for the year, net of tax	–	1,859	2,207	(1,355)	2,711
Total comprehensive income for the year	(168)	4,482	220	(2,377)	2,157
Total comprehensive income attributable to non–controlling interests	–	–	72	–	72
Total comprehensive income attributable to equity shareholders	(168)	4,482	148	(2,377)	2,085
Total comprehensive income for the year	(168)	4,482	220	(2,377)	2,157

1Restated – see note 1 on page F-11.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

BALANCE SHEETS

				Consolidation
	Company	Lloyds Bank	Subsidiaries	adjustments	Group
At 31 December 2013	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	–	42,283	7,632	–	49,915
Items in course of collection from banks	–	663	344	–	1,007
Trading and other financial assets at fair value through profit or loss	–	40,167	115,457	(12,941)	142,683
Derivative financial instruments	1,452	30,392	22,440	(21,159)	33,125
Loans and receivables:
Loans and advances to banks	–	3,095	22,247	23	25,365
Loans and advances to customers	–	167,903	325,249	2,129	495,281
Debt securities	–	150	1,130	75	1,355
Due from fellow Lloyds Banking Group undertakings	8,505	262,977	249,334	(520,816)	–
Available-for-sale financial assets	3,116	41,348	38,511	(38,999)	43,976
Investment properties	–	–	4,864	–	4,864
Goodwill	–	–	2,352	(336)	2,016
Value of in-force business	–	–	5,254	81	5,335
Other intangible assets	–	564	239	1,476	2,279
Tangible fixed assets	–	2,627	4,876	67	7,570
Current tax recoverable	19	1,646	170	(1,804)	31
Deferred tax assets	4	4,165	3,669	(2,734)	5,104
Retirement benefit assets	–	–	39	59	98
Investment in subsidiary undertakings	40,933	40,929	–	(81,862)	–
Other assets	1,171	1,857	24,885	(887)	27,026
Total assets	55,200	640,766	828,692	(677,561)	847,030
Equity and liabilities
Liabilities
Deposits from banks	–	10,448	3,536	(2)	13,982
Customer deposits	–	187,399	253,939	(27)	441,311
Due to fellow Lloyds Banking Group undertakings	14,820	244,025	261,078	(519,923)	–
Items in course of transmission to banks	–	432	342	–	774
Trading and other financial liabilities at fair value through profit or loss	–	43,106	26,278	(25,759)	43,625
Derivative financial instruments	–	31,114	20,509	(21,159)	30,464
Notes in circulation	–	–	1,176	–	1,176
Debt securities in issue	535	53,195	42,603	(9,231)	87,102
Liabilities arising from insurance contracts and participating investment contracts	–	–	82,809	(32)	82,777
Liabilities arising from non-participating investment contracts	–	–	27,590	–	27,590
Unallocated surplus within insurance businesses	–	–	391	–	391
Other liabilities	459	4,406	38,066	(2,298)	40,607
Retirement benefit obligations	–	413	521	162	1,096
Current tax liabilities	–	5	1,843	(1,701)	147
Deferred tax liabilities	–	–	1,443	(1,440)	3
Other provisions	–	2,485	1,822	30	4,337
Subordinated liabilities	1,669	22,600	26,384	(18,341)	32,312
Total liabilities	17,483	599,628	790,319	(599,736)	807,694
Equity
Shareholders’ equity	37,717	41,138	37,959	(77,825)	38,989
Non-controlling interests	–	–	347	–	347
Total equity	37,717	41,138	38,306	(77,825)	39,336
Total equity and liabilities	55,200	640,766	828,692	(677,561)	847,030
F-156

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

				Consolidation
	Company	Lloyds Bank	Subsidiaries	adjustments	Group
At 31 December 20121	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	–	74,078	6,220	–	80,298
Items in course of collection from banks	–	806	450	–	1,256
Trading and other financial assets at fair value through profit or loss	–	6,462	154,944	(786)	160,620
Derivative financial instruments	1,693	32,247	37,705	(15,088)	56,557
Loans and receivables:
Loans and advances to banks	–	188,216	255,075	(410,534)	32,757
Loans and advances to customers	7,418	240,546	345,347	(76,086)	517,225
Debt securities	–	492	25,455	(20,674)	5,273
Available-for-sale financial assets	3,083	31,092	17,898	(20,699)	31,374
Investment properties	–	–	5,405	–	5,405
Goodwill	–	–	2,874	(858)	2,016
Value of in-force business	–	–	5,654	1,146	6,800
Other intangible assets	–	411	272	2,109	2,792
Tangible fixed assets	–	2,186	5,098	58	7,342
Current tax recoverable	–	1,102	718	(1,466)	354
Deferred tax assets	9	4,188	4,172	(3,456)	4,913
Retirement benefit assets	–	3	474	264	741
Investment in subsidiary undertakings	40,534	39,958	–	(80,492)	–
Other assets	974	1,547	17,304	(1,327)	18,498
Total assets	53,711	623,334	885,065	(627,889)	934,221
Equity and liabilities
Liabilities
Deposits from banks	–	214,725	252,545	(428,865)	38,405
Customer deposits	10,630	231,773	243,785	(59,276)	426,912
Items in course of transmission to banks	–	445	551	–	996
Trading and other financial liabilities at fair value through profit or loss	–	10,841	22,551	–	33,392
Derivative financial instruments	–	30,616	33,064	(15,004)	48,676
Notes in circulation	–	–	1,198	–	1,198
Debt securities in issue	545	61,494	75,282	(20,068)	117,253
Liabilities arising from insurance contracts and participating investment contracts	–	–	82,972	(19)	82,953
Liabilities arising from non-participating investment contracts	–	–	54,372	–	54,372
Unallocated surplus within insurance businesses	–	–	267	–	267
Other liabilities	111	4,524	44,254	(2,096)	46,793
Retirement benefit obligations	–	1,121	638	146	1,905
Current tax liabilities	266	10	1,419	(1,557)	138
Deferred tax liabilities	–	–	1,903	(1,576)	327
Other provisions	–	2,371	1,581	9	3,961
Subordinated liabilities	4,349	26,249	26,871	(23,377)	34,092
Total liabilities	15,901	584,169	843,253	(551,683)	891,640
Equity
Shareholders’ equity	37,810	39,165	41,127	(76,206)	41,896
Non-controlling interests	–	–	685	–	685
Total equity	37,810	39,165	41,812	(76,206)	42,851
Total equity and liabilities	53,711	623,334	885,065	(627,889)	934,221

[1]	Restated – see note 1 on page F-11.
F-157

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

				Consolidation
	Company	Lloyds Bank	Subsidiaries	adjustments	Group
For the year ended 31 December 2013	£m	£m	£m	£m	£m
Net cash provided by (used in) operating activities	3,835	(9,520)	(10,301)	455	(15,531)

Cash flows from investing activities
Available-for-sale financial assets
Purchases	–	(30,009)	(3,743)	(3,207)	(36,959)
Proceeds from sale and maturity	–	16,671	9,885	(5,004)	21,552
Purchase of fixed assets	–	(1,093)	(1,889)	–	(2,982)
Proceeds from sale of fixed assets	–	22	2,068	–	2,090
Additional capital lending to subsidiaries	(3,082)	–	–	3,082	–
Capital repayments by subsidiaries	197	–	–	(197)	–
Additional capital injections to subsidiaries	–	(621)	–	621	–
Acquisition of businesses, net of cash acquired	–	(773)	(6)	773	(6)
Disposal of businesses, net of cash disposed	–	(9)	1,491	(786)	696
Net cash flows from investing activities	(2,885)	(15,812)	7,806	(4,718)	(15,609)

Cash flows from financing activities
Dividends paid to non-controlling interests	–	–	(25)	–	(25)
Interest paid on subordinated liabilities	(253)	(1,694)	(1,898)	1,394	(2,451)
Proceeds from issue of subordinated liabilities	–		1,500	–	1,500
Repayment of subordinated liabilities	(2,767)	(3,539)	(1,149)	5,013	(2,442)
Proceeds from issue of ordinary shares	350	–	–	–	350
Capital contribution received	–	–	621	(621)	–
Capital repayments to the Company	–	–	(197)	197	–
Change in stake of non-controlling interests	–	–	–	–	–
Net cash used in financing activities	(2,670)	(5,233)	(1,148)	5,983	(3,068)

Effects of exchange rate changes on cash and cash equivalents	–	(52)	(1)	–	(53)
Change in cash and cash equivalents	(1,720)	(30,617)	(3,644)	1,720	(34,261)
Cash and cash equivalents at beginning of year	2,231	75,108	25,950	(2,231)	101,058
Cash and cash equivalents at end of year	511	44,491	22,306	(511)	66,797
F-158

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

				Consolidation
	Company	Lloyds Bank	Subsidiaries	adjustments	Group
For the year ended 31 December 2012	£m	£m	£m	£m	£m
Net cash provided by (used in) operating activities	1,040	(9,5	6,010	(12,823)	3,049

Cash flows from investing activities
Available-for-sale financial assets and held-to-maturity investments
Purchases	–	(18,825)	(13,991)	10,766	(22,050)
Proceeds from sale and maturity	–	28,490	9,486	(312)	37,664
Purchase of fixed assets	–	(1,042)	(1,961)	–	(3,003)
Proceeds from sale of fixed assets	–	15	2,580	–	2,595
Additional capital injections to subsidiaries	–	(37)	–	37	–
Capital repayments by subsidiaries	209	–	–	(209)	–
Acquisition of businesses, net of cash acquired	–	–	(371)	360	(11)
Disposal of businesses, net of cash disposed	–	362	37	(362)	37
Net cash flows from investing activities	209	8,963	(4,220)	10,280	15,232

Cash flows from financing activities
Dividends paid to non-controlling interests	–	–	(56)	–	(56)
Interest paid on subordinated liabilities	(293)	(1,442)	(1,887)	1,045	(2,577)
Repayment of subordinated liabilities	–	(215)	(649)	200	(664)
Proceeds from issue of ordinary shares	170	–	–	–	170
Capital contribution received	–	–	37	(37)	–
Capital repayments to the Company	–	–	(209)	209	–
Change in stake of non-controlling interests	–	–	23	–	23
Net cash used in financing activities	(123)	(1,657)	(2,741)	1,417	(3,104)

Effects of exchange rate changes on cash and cash equivalents	–	(5)	(3)	–	(8)
Change in cash and cash equivalents	1,126	16,123	(954)	(1,126)	15,169
Cash and cash equivalents at beginning of year	1,105	58,949	26,940	(1,105)	85,889
Cash and cash equivalents at end of year	2,231	75,072	25,986	(2,231)	101,058
F-159

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

				Consolidation
	Company	Lloyds Bank	Subsidiaries	adjustments	Group
For the year ended 31 December 2011	£m	£m	£m	£m	£m
Net cash provided by (used in) operating activities	3,109	23,038	(13)	(6,241)	19,893

Cash flows from investing activities
Additional capital injection into Lloyds Bank plc	(2,340)	–	–	2,340	–
Available-for-sale financial assets and held-to-maturity investments
Purchases	–	(20,062)	(11,188)	2,255	(28,995)
Proceeds from sale and maturity	–	15,918	20,605	–	36,523
Purchase of fixed assets	–	(847)	(2,248)	–	(3,095)
Proceeds from sale of fixed assets	–	35	2,179	–	2,214
Additional capital injections to subsidiaries	–	(159)	–	159	–
Acquisition of businesses, net of cash acquired	–	–	(13)	–	(13)
Disposal of businesses, net of cash disposed	–	4	298	(4)	298
Net cash flows from investing activities	(2,340)	(5,111)	9,633	4,750	6,932

Cash flows from financing activities
Dividends paid to non-controlling interests	–	–	(50)	–	(50)
Interest paid on subordinated liabilities	(39)	(630)	(2,013)	556	(2,126)
Repayment of subordinated liabilities	–	(1,082)	(2,696)	2,704	(1,074)
Capital contribution received	–	2,340	159	(2,499)	–
Change in stake of non-controlling interests	–	–	8	–	8
Net cash used in financing activities	(39)	628	(4,592)	761	(3,242)

Effects of exchange rate changes on cash and cash equivalents	–	5	1	–	6
Change in cash and cash equivalents	730	18,560	5,029	(730)	23,589
Cash and cash equivalents at beginning of year	375	40,389	21,911	(375)	62,300
Cash and cash equivalents at end of year	1,105	58,949	26,940	(1,105)	85,889
F-160

GLOSSARY

Term used	US equivalent or brief description.
Accounts	Financial statements.
Allotted	Issued.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
ATM	Automatic Teller Machine.
ATM interchange	System allowing customers of different ATM operators to use any ATM that is part of the system.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Demutualisation	Process by which a mutual institution is converted into a public limited company.
Depreciation	Amortisation.
Endowment mortgage	An interest-only mortgage to be repaid by the proceeds of an endowment insurance policy which is assigned to the lender providing the mortgage. The sum insured, which is payable on maturity or upon the death of the policyholder, is used to repay the mortgage.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
ISA	Individual Savings Account.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Life assurance	Life insurance.
Loan capital	Long-term debt.
Members	Shareholders.
Memorandum and articles of association	Articles and bylaws.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed, used to fund benefits at the national level including state pensions, medical benefits through the National Health Service (NHS), unemployment and maternity. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.
Nominal value	Par value.
Open Ended Investment Company (OEIC)	Mutual fund.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.

219

GLOSSARY

Term used	US equivalent or brief description.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.
Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income (normally as a consequence of being self-employed) or who are otherwise regarded as a sub-prime credit risk. New mortgage lending of this type has not been offered by the Group since early 2009.
Tangible fixed assets	Property and equipment.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.
220

FORM 20-F CROSS REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	Not applicable.
	B.	Advisers	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected financial data	“Selected consolidated financial data”	3
			“Exchange rates”	4
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	202
Item 4.	Information on the Company
	A.	History and development of the company	“Business overview”	2
			“Business – History and development of Lloyds Banking Group”	4
			“Business – Legal actions and regulatory matters”	8
			“Business – Recent developments”	11
			“Operating and financial review and prospects –
			Line of business information”	27
	B.	Business overview	“Business overview”	2
			“Business – Legal actions and regulatory matters”	8
			“Operating and financial review and prospects –
			“Line of business information”	27
	C.	Organisational structure	“Lloyds Banking Group structure”	218
	D.	Property, plant and equipment	“Business – Properties”	8
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Operating and financial review and prospects”	12
			“Regulation”	189
	B.	Liquidity and capital resources	“Operating and financial review and prospects – Credit risk”	59
			“Operating and financial review and prospects –
			“Risk elements in the loan portfolio – Cross border outstandings”	100
			“Operating and financial review and prospects – Funding and
			Liquidity Risk”	109
			“Operating and financial review and prospects – Capital risk”	117
			“Operating and financial review and prospects –
			Investment portfolio, maturities,
			deposits, short-term borrowings”	135
			“Regulation”	189
			“Dividends”	196
			“Notes to the consolidated financial statements – note 54”	F-113
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects –
			Overview and trend information”	13
	E.	Off-balance sheet arrangements	“Operating and financial review and prospects –
			Funding and liquidity risk – Off balance sheet arrangements”	116
	F.	Tabular disclosure of contractual obligations	“Operating and financial review and prospects –
			Funding and liquidity risk – Contractual cash obligations”	116
	G.	Safe harbor	“Forward looking statements”	217
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and employees – Directors and
			senior management”	139
			“Management and employees – Employees”	142
	B.	Compensation	“Compensation”	143
	C.	Board practices	“Management and employees”	139
			“Compensation – Service agreements”	147
			“Corporate governance – The Board and its members”	165
			“Corporate governance – Board composition”	167
	D.	Employees	“Corporate governance – Committee reports”	174
	E.	Share ownership	“Compensation – Directors’ interests”	160
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions –
			Major shareholders”	186
			“Major shareholders and related party transactions – Information
			about the Lloyds Banking Group’s relationship with the UK
			Government”	186
	B.	Related party transactions	“Major shareholders and related party transactions –
			Related party transactions”	186
221

FORM 20-F CROSS REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page
			“Notes to the consolidated financial statements –
			note 51”	F-89
	C.	Interests of experts and counsel	Not applicable.
Item 8.	Financial Information
	A.	Consolidated statements and other financial information	“Consolidated financial statements”	F-1
			“Business – Legal actions and regulatory matters”	8
			“Business – Recent developments”	11
			“Operating and financial review and prospects”	12
			“Dividends”	196
	B.	Significant changes
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing information”	193
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing information”	193
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Memorandum and articles of association of
			Lloyds Banking Group plc”	197
	C.	Material contracts	“Business – Material contracts”	5
	D.	Exchange controls	“Exchange controls”	197
	E.	Taxation	“Taxation”	198
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where you can find more information”	201
	I.	Subsidiary information	“Lloyds Banking Group structure”	218
Item 11.		Quantitative and Qualitative Disclosures about	“Operating and financial review and prospects –
		Market Risk	Credit risk”	59
			“Operating and financial review and prospects –
			Market risk”	102
Item 12.	Description of Securities Other than Equity Securities		Not applicable.
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	“Listing information – ADR fees”	195
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and		Not applicable.
	Use of Proceeds
Item 15.	Controls and Procedures		“Corporate governance”	164
Item 16.	[Reserved by the Securities and Exchange Commission]
	A.	Audit committee financial expert	“Management and Employees –Directors and Senior
			Management”	139
			“Corporate governance – Committee reports –
			Audit Commitee report”	176
	B.	Code of ethics	“Management and employees – Employees”	142
	C.	Principal accountant fees and services	“Corporate governance – External audit – Auditor independence
			and remuneration	179
			“Notes to the consolidated financial statements –
			note 11 – Operating expenses”	F-35
	D.	Exemptions from the listing standards for audit	Not applicable.
		committees
	E.	Purchases of equity securities by the issuer and affiliated	Not applicable.
		purchasers
	F.	Change in registrant’s certifying accountant	Not applicable.
	G.	Corporate governance	“Corporate governance – Statement on
			US corporate governance standards”	164
	H.	Mine safety disclosure	Not applicable
Part III
Item 17.	Financial statements		See response to item 18.
Item 18.	Financial statements		“Consolidated financial statements”	F-1
Item 19.	Exhibits		See “Exhibit index”	223
222

EXHIBIT INDEX

1.	Memorandum and articles of association of Lloyds Banking Group plc▲
2.	Neither Lloyds Banking Group plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Banking Group plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.
4.	(a)	(i)	Registration Rights Agreement dated 12 January 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury (as amended with effect from 11 June 2009)▲
		(ii)	Resale Rights Agreement effective 11 June 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury▲
		(iii)	Deed of Withdrawal dated 3 November 2009 between Lloyds Banking Group plc and The Lords Commissioners of Her Majesty’s Treasury²▲
4.	(b)	(i)	Service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório[o]
		(ii)	Letter of appointment dated 7 August 2008 between Lloyds Banking Group plc and Martin A. Scicluna†
		(iii)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and T. Timothy Ryan†
		(iv)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and Anthony Watson†
		(v)	Letter of appointment dated 27 July 2009 between Lloyds Banking Group plc and Sir Winfried Bischoff▲
		(vi)	Letter of appointment dated 12 February 2010 between Lloyds Banking Group plc and David Roberts▲
		(vii)	Letter of appointment dated 23 November 2010 between Lloyds Banking Group plc and Anita Frew[o]
		(viii)	Letter of appointment dated 31 January 2012 between Lloyds Banking Group plc and Sara Weller■
		(ix)	Service agreement dated 1 March 2012 between Lloyds Bank plc and George Culmer[r]
		(x)	Letter of appointment dated 25 May 2012 between Lloyds Banking Group plc and Lord Blackwell[r]
		(xi)	Letter of appointment dated 28 May 2012 between Lloyds Banking Group plc and Carolyn Fairbairn[r]
		(xii)	Letter of appointment dated 25 February 2013 between Lloyds Banking Group plc and Nick Luff[r]
		(xiii)	Letter of appointment dated 28 October 2013 between Lloyds Banking Group plc and Dyfrig John
		(xiv)	Service agreement dated 30 November 2010 between Lloyds Bank plc and Juan Colombás
8.1	List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business
12.1	Certification of António Horta-Osório filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
12.2	Certification of George Culmer filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
13.1	Certification of António Horta-Osório and George Culmer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1	Consent of PricewaterhouseCoopers LLP

†	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 7 May 2009
▲	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 13 May 2010
[o]	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 13 May 2011
■	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 16 March 2012
[r]	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 25 March 2013
²	Pursuant to a request for confidential treatment filed with the SEC, the confidential portions of this exhibit have been omitted and filed separately with the SEC.

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

223

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANKING GROUP plc
By:	/s/ G Culmer

Name:	George Culmer
Title:	Chief Financial Officer

Dated:	5 March 2014
224