Form 20-F
period 2014-12-31
Lloyds Banking Group plc
filed 2015-03-12
CIK 1160106

As filed with the Securities and Exchange Commission on 12 March 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2014

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

Malcolm Wood, Company Secretary
Tel +44 (0) 20 7356 1274, Fax +44 (0) 20 7356 1038
25 Gresham Street
London EC2V 7HN
United Kingdom

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares of nominal value 10 pence each, represented by American Depositary Shares	The New York Stock Exchange
7.75% Public Income Notes due 2050	The New York Stock Exchange
6.375% Senior Notes due 2021	The New York Stock Exchange
2.3% Senior Notes due 2018	The New York Stock Exchange
4.875% Senior Notes due 2016	The New York Stock Exchange
4.5% Subordinated Securities due 2024	The New York Stock Exchange
2.35% Senior Notes due 2019	The New York Stock Exchange
4.20% Senior Notes due 2017	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
7.50% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities

The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2014 was:

Ordinary shares, nominal value 10 pence each	71,373,735,357
Limited voting shares, nominal value 10 pence each	80,921,051
Preference shares, nominal value 25 pence each	412,215,065
Preference shares, nominal value 25 cents each	1,420,175
Preference shares, nominal value 25 euro cents each	Nil

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

In this annual report, amounts described as ’statutory’ refer to amounts included within the Group’s consolidated financial statements.

Lloyds Banking Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ’sterling’ or ’£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ’$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or ’€’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’, ‘Japanese ¥’ or ’¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds Banking Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2014, which was $1.5578 = £1.00. The Noon Buying Rate on 31 December 2014 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

BUSINESS OVERVIEW

Lloyds Banking Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2014, total Lloyds Banking Group assets were £854,896 million and Lloyds Banking Group had 84,490 employees (on a full-time equivalent basis). Lloyds Banking Group plc’s market capitalisation at that date was £54,116 million. The Group reported a profit before tax for the 12 months to 31 December 2014 of £1,762 million, and its capital ratios at that date were 22.0 per cent for total capital, 16.5 per cent for tier 1 capital and 12.8 per cent for common equity tier 1 capital.

Set out below is the Group’s summarised income statement for the last three years:

	2014	2013	2012
	£m	£m	£m
Net interest income	10,660	7,338	7,718
Other income	19,232	30,647	31,195
Total income	29,892	37,985	38,913
Insurance claims	(13,493)	(19,507)	(18,396)
Total income, net of insurance claims	16,399	18,478	20,517
Operating expenses	(13,885)	(15,322)	(15,974)
Trading surplus	2,514	3,156	4,543
Impairment	(752)	(2,741)	(5,149)
Profit (loss) before tax	1,762	415	(606)

Lloyds Banking Group’s main business activities are retail and commercial banking and long-term savings, protection and investment. Services are offered through a number of well recognised brands including Lloyds Bank, Halifax, Bank of Scotland and Scottish Widows, and through a range of distribution channels including the largest branch network in the UK and a comprehensive digital proposition.

At 31 December 2014, the Group’s five primary operating divisions, which are also reporting segments, were: Retail; Commercial Banking; Consumer Finance, Insurance and TSB. Retail provides banking, mortgages and other financial services to personal customers in the UK. Commercial Banking provides banking and related services to business clients, from small businesses to large corporates. Consumer Finance provides asset finance and credit card products. Insurance provides long-term savings, protection and investment products as well as general insurance products in the UK. TSB is a separately listed retail banking business.

Profit before tax is analysed on pages 15 to 27 on a statutory basis and, in order to provide a more comparable representation of business performance of the Group’s segments, on pages 28 to 40 on an underlying basis. The key principles adopted in the preparation of this basis of reporting are described on page 28. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on an underlying basis. IFRS 8, Operating Segments requires that the Group presents its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 4 to the financial statements in compliance with IFRS 8. The table below shows the results of Lloyds Banking Group’s segments in the last three fiscal years, and their aggregation. Further information on non-GAAP measures and the reconciliations required by the Securities and Exchange Commission’s Regulation G are set out on pages F-24 to F-28.

	2014	2013	[1]	2012	[1]
	£m	£m		£m
Retail	3,228	3,015		2,293
Commercial Banking	2,206	1,890		1,550
Consumer Finance	1,010	965		946
Insurance	922	1,088		1,083
TSB	458	106		39
Other	(68)	(898)		(3,346)
Profit before tax – underlying basis	7,756	6,166		2,565

1 Restated see page 28.

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

	2014		2013		2012	[2]	2011	[2]	2010	[2]
Income statement data for the year ended 31 December (£m)
Total income, net of insurance claims	16,399		18,478		20,517		20,802		24,868
Operating expenses	(13,885)		(15,322)		(15,974)		(13,259)		(16,455)
Trading surplus	2,514		3,156		4,543		7,543		8,413
Impairment losses	(752)		(2,741)		(5,149)		(8,094)		(10,952)
Profit (loss) before tax	1,762		415		(606)		(551)		(2,904)
Profit (loss) for the year	1,499		(802)		(1,387)		(554)		(2,613)
Profit (loss) for the year attributable to equity shareholders	1,125		(838)		(1,471)		(627)		(2,675)
Total dividend for the year[3]	535		–		–		–		–
Balance sheet data at 31 December (£m)
Share capital	7,146		7,145		7,042		6,881		6,815
Shareholders’ equity	43,335		38,989		41,896		45,506		43,018
Other equity instruments	5,355		–		–		–		–
Customer deposits[1]	447,067		439,467		426,216		413,906		393,633
Subordinated liabilities	26,042		32,312		34,092		35,089		36,232
Loans and advances to customers[1]	482,704		492,952		516,764		565,638		592,597
Total assets[1]	854,896		842,380		933,064		970,609		992,269
Share information
Basic earnings (loss) per ordinary share	1.7	p	(1.2	)p	(2.1	)p	(0.9	)p	(4.0	)p
Diluted earnings (loss) per ordinary share	1.6	p	(1.2	)p	(2.1	)p	(0.9	)p	(4.0	)p
Net asset value per ordinary share	61	p	55	p	60	p	66	p	63	p
Total dividend per ordinary share[3]	0.75	p	–		–		–		–
Equivalent cents per share[3,4]	1.16	c	–		–		–		–
Market price per ordinary share (year end)	75.8	p	78.9	p	47.9	p	25.9	p	65.7	p
Number of shareholders (thousands)	2,626		2,681		2,733		2,770		2,798
Number of ordinary shares in issue (millions)[5]	71,374		71,368		70,343		68,727		68,074
Financial ratios (%)[6]
Dividend payout ratio[7]	45.1		–		–		–		–
Post-tax return on average shareholders’ equity	2.9		(2.0)		(3.3)		(1.4)		(6.0)
Post-tax return on average assets	0.17		(0.09)		(0.14)		(0.06)		(0.26)
Average shareholders’ equity to average assets	4.7		4.7		4.6		4.5		4.4
Cost:income ratio[8]	84.7		82.9		77.9		63.7		66.2
Capital ratios (%)[9,10,11]
Total capital	22.0		20.8		17.3		15.6		14.5
Tier 1 capital	16.5		14.5		13.8		12.5		11.0
Core tier 1 capital	12.8		14.0		12.0		10.8		9.6
[1]	See note 1 on Page F-11.
[2]	Restated, where appropriate, in 2013 for IAS 19 (Revised) and IFRS 10.
[3]	Annual dividends comprise both interim and final dividend payments. The total dividend for the year represents the interim dividend paid during the year and the final dividend, which is paid and accounted for in the following year.
[4]	Translated into US dollars at the Noon Buying Rate on 27 February 2015.
[5]	This figure excludes the limited voting ordinary shares owned by the Lloyds Bank Foundations.
[6]	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds Banking Group.
[7]	Total dividend for the year divided by earnings attributable to ordinary shareholders.
[8]	The cost:income ratio is calculated as total operating expenses as a percentage of total income (net of insurance claims).
[9]	Capital ratios for 2012 and earlier years were not restated to reflect the adoption of IAS 19 (Revised) in 2013.
[10]	Capital ratios for 2013 and earlier years are in accordance with modified Basel II framework as implemented by the PRA.
[11]	Capital ratios for 2014 are in accordance with the CRD IV rules implemented by the PRA on 1 January 2014.
3

EXCHANGE RATES

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2015	2015	2014	2014	2014	2014
	February	January	December	November	October	September
US dollars per pound sterling:
High	1.55	1.54	1.57	1.60	1.62	1.65
Low	1.50	1.50	1.55	1.56	1.59	1.61

For each of the years shown, the average of the US dollar Noon Buying Rates per pound sterling based on the last day of each month was:

		2014	2013	2012	2011	2010
US dollars per pound sterling:
Average		1.65	1.57	1.59	1.61	1.54

On 27 February 2015, the latest practicable date, the US dollar Noon Buying Rate was $1.54 = £1.00. Lloyds Banking Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

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

Pursuant to two placing and open offers which were completed by the Company in January and June 2009 and the Rights Issue completed in December 2009, the UK Government acquired 43.4 per cent of the Company’s issued ordinary share capital. As at 16 December 2014, the UK Government held approximately 17.8 billion shares in the Group, representing a stake of approximately 24.9 per cent, following a sale of 4,282 million shares on 20 September 2013 a further sale of 5,555 million shares on 31 March 2014 and the effect of issues of ordinary shares. On 17 December 2014, the UK Government announced a pre-arranged six month trading plan with Morgan Stanley & Co. International plc (Morgan Stanley) which provides Morgan Stanley with full discretion to effect a measured and orderly sell down of shares in the Group on behalf of the UK Government. The trading plan will terminate no later than 30 June 2015 and the UK Government has instructed Morgan Stanley that up to but no more than 15 per cent of the aggregate total trading volume in the Group is to be sold over the duration of the trading plan. On 6 March 2015, the UK Government notified the Group that its holding had reduced to 22.98 per cent or approximately 16.4 billion shares as a result of the trading plan. The UK Government’s shareholding may have reduced further following the notification on 6 March 2015, though their shareholding remains above 22 per cent at 10 March 2015.

Pursuant to its decision approving state aid to the Group, the European Commission required the Group to dispose of a retail banking business meeting minimum requirements for the number of branches, share of the UK personal current accounts market and proportion of the Group’s mortgage assets. This business was rebranded as TSB in September 2013 and commenced operating separately within the Group. In 2014 the Group commenced the sale of shares in TSB Banking Group plc (the holding company for the TSB business), selling a 35 per cent interest in June 2014 following an Initial Public Offering (IPO), 3.5 per cent in July 2014 as a result of exercising the overallotment option in connection with the IPO and a further 11.5 per cent in September 2014 through an institutional placing so that, at 31 December 2014, the Group retained an interest of approximately 50 per cent in TSB. The Group is required to sell down its remaining stake before 31 December 2015

BUSINESS

STRATEGY OF LLOYDS BANKING GROUP

The Group is a leading provider of financial services to individual and business customers in the UK. The Group’s main business activities are retail and commercial banking, and long-term savings, protection and investment. Services are provided through a number of well recognised brands including Lloyds Bank, Halifax, Bank of Scotland and Scottish Widows and through a range of distribution channels, including the largest branch network in the UK and a comprehensive digital proposition.

The Group operates a simple, low-risk, customer focused retail and commercial banking business primarily in the UK. The Group’s corporate strategy is built around being the best bank for individual and business customers across the UK and creating value by investing in areas that make a real difference to these customers.

Following the successful delivery of the Group’s 2011 strategy that underpinned the Group’s low cost, low risk, customer focused, UK retail and commercial banking business model, the Group outlined the next phase of its strategy in October 2014. The Group’s strategy is focused upon delivering value and high quality experiences for customers alongside superior and sustainable financial performance within a prudent risk and conduct framework. This will be achieved through three new strategic priorities which will be consistently applied across all divisions:

CREATING THE BEST CUSTOMER EXPERIENCE

The Group’s ambition is to create the best customer experience through its multi brand, multi channel approach, combining comprehensive online and mobile capabilities with face to face services. This involves transforming the Group’s digital presence while sustaining extensive customer reach through a branch network focused on delivering high quality service and the right outcomes for customers.

BECOMING SIMPLER AND MORE EFFICIENT

The Group is focused on creating operational capability which is simpler and more efficient than today and will become more responsive to changing customer expectations while maintaining its cost leadership amongst UK high street banks. This includes a second phase of the Simplification programme to achieve run-rate savings of £1 billion per annum by the end of 2017. In order to achieve these savings, the Group will invest around £1.6 billion over three years on initiatives to simplify processes and increase automation.

DELIVERING SUSTAINABLE GROWTH

As the UK economy continues to recover, the Group will seek Group-wide growth opportunities whilst maintaining its prudent risk appetite. This will be achieved by maintaining market leadership in its retail business lines while also focusing on areas where the Group is currently under represented.

SUMMARY

The Group is creating a simpler, more agile, efficient and responsive customer focused organisation which operates sustainably and responsibly and Helps Britain Prosper. The Group believes that the successful execution of the next phase of its strategy will enable delivery of strong and sustainable returns for shareholders.

BUSINESS AND ACTIVITIES OF LLOYDS BANKING GROUP

At 31 December 2014 the Group’s activities were organised into five financial reporting segments: Retail; Commercial Banking; Consumer Finance; Insurance and TSB.

Further information on the Group’s segments is set out on pages 28 to 40 and in note 4 to the financial statements.

MATERIAL CONTRACTS

The Company and its subsidiaries are party to various contracts in the ordinary course of business.

For information relating to the Company’s relationship with the UK Government see Major Shareholders and Related Party Transactions – Information about the Lloyds Banking Group’s relationship with the UK Government. For information relating to the Group’s relationship with the TSB Group see Major Shareholders and Related Party Transactions – Information about the Lloyds Banking Group’s relationship with the TSB Group.

BUSINESS

ENVIRONMENTAL MATTERS

The Group’s ability to help Britain prosper is inextricably linked to wider environmental issues. Man-made climate change and global trends such as resource scarcity, extreme weather and rising energy and commodity prices have an impact on the Group’s stakeholders and its own operations.

The Group recognises the global challenge posed by these wider issues, and its responsibility to reduce the environmental impacts of its business operations. The Group is committed to managing its direct environmental impacts in a responsible manner and reducing its greenhouse gas emissions. The Group does this through its Environmental Action Plan, through which it aims to maximise the opportunity to create business value and minimise business risk in relation to its direct environmental impact.

The Group’s approach towards managing its environmental impact is set out in its Environmental Statement, available on the Responsible Business section of the Group’s corporate website.

Greenhouse gas emissions

The Group has voluntarily reported on its greenhouse gas emissions and environmental performance in its annual Responsible Business Report and Annual Report and Accounts since 2009, but since 2013 has reported emissions in line with the requirements of the Companies Act 2006. Measuring emissions over time has enabled the Group to make appropriate investments in targeted reduction activities.

CO2e emissions (tonnes)

The Group reports its emissions in terms of CO2 equivalent tonnes (CO2e). This year the Group’s overall carbon emissions have decreased by 2.2 per cent year on year and by 20.9 per cent against its 2009 baseline. The majority of this reduction is attributable to the reduction in consumption of gas and electricity, which constitute the largest proportion of the Group’s emissions. This reduction is mainly due to energy management activity, for example continued optimisation of building management systems to ensure that heating and ventilation plant and lighting run times are matched to actual building occupancy times, and investment in 2014 of around £3.8 million in specific energy efficiency measures, such as boiler controls, new lighting and building management upgrades.

The only area where the Group has seen an increase in CO2e related to consumption, relates to oil. The main reason is due to the new Horizon data centre becoming operational in the past year and receiving several deliveries of new oil.

CO2e emissions (tonnes)

	Oct 13 – Sep 14	Oct 12 – Sep 13
Total CO2e emissions	440,835	450,723
Scope 1 emissions	54,169	65,186
Scope 2 emissions	263,129	259,253
Scope 3 emissions	123,537	126,284

Restated 2012/2013 emissions data to reflect improved reporting processes, using actual data to replace estimations.

All data has been calculated to remove the impact of divestment activity in 2014, both from the current reporting year emissions and prior years.

Emissions in tonnes CO2e in line with a recognised carbon accounting standard.

A definition of Scope 1,2,3 emissions is provided in the Lloyds Banking Group criteria statement available online at www.lloydsbankinggroup.com/RB.

Scope 1 emissions include combustion of fuel and operation of facilities.

Scope 2 emissions have increased despite a reduction in electricity consumption due to a significant increase of global-warming potential of the UK grid mix.

Methodology

The Group follows the principles of the Greenhouse Gas (GHG) Protocol Corporate Standard to calculate its Scope 1, 2 and 3 emissions from its worldwide operations.

The Group reports emissions based on an operational control boundary. The scope of its reporting is in line with GHG Protocol and covers Scope 1, Scope 2 and Scope 3 emissions. Reported Scope 1 emissions cover: emissions generated from gas and oil used in Group buildings, emissions from UK company-owned vehicles used for business travel and emissions from the use of air conditioning and chiller/refrigerant plant. Reported Scope 2 emissions cover emissions generated from the use of electricity. Reported Scope 3 emissions relate to business travel undertaken by employees and emissions associated with the extraction and distribution of each of the Group’s energy sources – electricity, gas and oil. A detailed definition of these emissions can be found in the Group’s environmental criteria statement online.

Intensity ratio

An intensity ratio of GHG gases per (£m) underlying income has been selected.

	Oct 13-Sep 14	Oct 12-Sep 13
GHG emissions per unit income	24.0	24.9

Verification

The Group has retained the services of PricewaterhouseCoopers LLP (PwC) to provide an independent and robust assessment of the Group’s Scope 1, 2 and 3 emissions. PwC’s limited assurance report is available online.

Omissions

Emissions associated with joint ventures and investments are not included in the emissions disclosure as they fall outside the scope of the Group’s operational boundary. The Group does not have any emissions associated with heat, steam or cooling. The Group is not aware of any other material sources of omissions from its emissions reporting.

BUSINESS

PROPERTIES

At 31 December 2014, Lloyds Banking Group occupied 2,448 properties in the UK. Of these, 727 were held as freeholds and 1,721 as leasehold. The majority of these properties are retail branches, widely distributed throughout England, Scotland, Wales and Northern Ireland. Other buildings include the Lloyds Banking Group’s head office in the City of London with other customer service and support centres located to suit business needs but clustered largely in eight core geographic conurbations – London, Edinburgh, Glasgow, Midlands (Birmingham), Northwest (Chester and Manchester), West Yorkshire (Halifax and Leeds), South (Brighton and Andover) and Southwest (Bristol and Cardiff).

In addition, there are 169 properties which are either sub-let or vacant. There are also a number of ATM units situated throughout the UK, the majority of which are held as leasehold. The Group also has business operations elsewhere in the world, primarily holding property on a leasehold basis, principally in North America, with a reducing international presence.

LEGAL ACTIONS AND REGULATORY MATTERS

During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Set out below is a summary of the more significant matters. Further details are included in notes 40 and 50 to the financial statements.

INTERCHANGE FEES

On 11 September 2014, the European Court of Justice (the ECJ) upheld the European Commission’s 2007 decision that an infringement of EU competition law had arisen from arrangements whereby MasterCard issuers charged a uniform fallback multilateral interchange fee (MIF) in respect of cross-border transactions in relation to the use of a MasterCard or Maestro branded payment card.

In parallel:

–	the European Commission has proposed legislation to regulate interchange fees which continues through the EU legislative process. A political agreement has been reached between the European Parliament and the Council and the legislation is expected to be adopted and come into force in the second quarter of 2015 with certain articles applying six months or a year after that (the adoption and entry into force dates remain subject to change);

–	the European Commission has adopted commitments proposed by VISA to settle an investigation into VISA’s cross-border interchange arrangements and aspects of its scheme rules . VISA has, amongst other things, agreed to reduce the level of interchange fees for cross-border card transactions to: 30 basis points (for credit) and 20 basis points (for debit). VISA has also changed a number of its rules in relation to cross-border acquiring. MasterCard unilaterally undertook, amongst other things, to reduce the level of cross-border interchange fees to the same levels as agreed between the Commission and Visa;

–	the Commission also continues to pursue other competition investigations into MasterCard and Visa probing, amongst other things, interchange paid in respect of cards issued outside the EEA;

–	litigation continues in the English High Court against both Visa and MasterCard. This litigation has been brought by several retailers who are seeking damages for allegedly ‘overpaid’ MIFs;

–	the new UK payments regulator may exercise its powers, when these come in to force (in April 2015), to regulate domestic interchange fees. In November 2014, the Competition and Markets Authority (the CMA) announced that it would not reopen the investigation into domestic interchange levels at this time following MasterCard’s agreement to introduce a phased reduction of domestic interchange rates commencing in April 2015. In addition, the FCA has started a market study in relation to the UK credit cards market.

The ultimate impact on the Group of the above investigations, regulatory or legislative developments and the litigation against VISA and MasterCard can only be known at the conclusion of these matters.

PAYMENT PROTECTION INSURANCE

Following the unsuccessful legal challenge by the British Bankers’ Association against the Financial Services Authority (FSA) (now known as the Financial Conduct Authority (FCA)) and the Financial Ombudsman Service (FOS), the Group made provisions totalling £9,825 million to 31 December 2013 against the costs of paying redress to customers in respect of past sales of PPI policies, including the related administrative expenses.

During 2014 customer initiated complaints have continued to fall, albeit slower than expected. The proactive mailings have been substantially completed and remediation of previously defended cases commenced. A further £2,200 million has been added to the provision in 2014, which brings the total amount provided to £12,025 million, of which approximately £2,520 million relates to anticipated administrative expenses.

As at 31 December 2014, £2,549 million of the provision remained unutilised (21 per cent of total provision) relative to an average monthly spend including administration costs in 2014 of approximately of £205 million. The main drivers of the provision are as follows:

Volumes of customer initiated complaints (after excluding complaints from customers where no PPI policy was held)

At 31 December 2013, the provision assumed a total of 3.0 million complaints would be received. During 2014, complaint volumes were 22 per cent lower than 2013, but continue to be higher than expected. As a result, the Group is forecasting a slower decline in future volumes than previously expected, largely due to more sustained Claims Management Company (CMC) activity; non-CMC complaints have declined sharply. This has resulted in a further provision of approximately £1,080 million. At 31 December 2014, approximately 3 million complaints have been received, with the provision assuming approximately a further 0.6 million complaints will be received in the future.

BUSINESS

	Average monthly
	reactive complaint	Quarter on
Quarter	volume	Quarter %
Q1 2012	109,893
Q2 2012	130,752	19%
Q3 2012	110,807	(15)%
Q4 2012	84,751	(24)%
Q1 2013	61,259	(28)%
Q2 2013	54,086	(12)%
Q3 2013	49,555	(8)%
Q4 2013	37,457	(24)%
Q1 2014	42,259	13%
Q2 2014	39,426	(7)%	During the fourth quarter the Group has seen a fall of approximately 12 per cent in complaint levels. However, the provision remains sensitive to future trends.
Q3 2014	40,624	3%
Q4 2014	35,910	(12)%

Proactive mailing resulting from Past Business Reviews (PBR)

The Group is proactively mailing customers where it has been identified that there was a risk of potential mis-sale. At 31 December 2014 mailing of the original scope has been completed. During 2014, as a result of ongoing monitoring, some limited additional mailings have been added to the PBR scope. In addition, PBR responses to mailings have been higher than expected resulting in a further provision for PBR of approximately £300 million added during 2014.

Uphold rates

Uphold rates have increased following changes to the complaint handling policy. The impact to date and going forward resulted in a £110 million increase to the provision.

Average redress

Average redress per policy has increased, reversing the trend seen in the first three quarters of 2014. This higher level is expected to continue going forward and has resulted in an additional provision for the year of £40 million.

Re-review of previously handled cases

Approximately 0.6 million cases were included within the scope of remediation at 31 December 2013. These largely related to previously defended complaints which are being reviewed again to ensure consistency with the current complaint handling policy, now in operation. This exercise has commenced and is expected to be substantially complete by the end of June 2015, albeit with payments made in the second half of 2015 for some cases. The Group expects to uphold more of these cases due to the recent increase in uphold rates. Further cases have also been added to the remediation scope and relate to previously upheld cases. These cases have previously received redress and may receive a top-up payment. Given the increase in uphold rates and additional volumes to the scope, this has resulted in a further provision for the year of £250 million.

Expenses

The Group expects to maintain the PPI operation on its current scale for longer than previously expected given the update to volume related assumptions and the re-review of previously handled cases continuing into 2015. The estimate for administrative expenses, which comprise litigation and complaint handling costs as well as costs arising from cases subsequently referred to the FOS, has increased by approximately £420 million in 2014.

An Enforcement team of the FCA is investigating the Group’s governance of third party suppliers and potential failings in the PPI complaint handling process. This investigation is ongoing and it is not possible at this stage to make any assessment of what, if any, additional liability may result from the investigation, although the administration costs of supporting the investigation have been provided for previously.

The Group estimates that it has sold approximately 16 million policies since 2000. These include policies that were not mis-sold as they were suitable for, and appropriately disclosed to, the customer. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 45 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and expected proactive mailings undertaken by the Group.

The total amount provided for PPI represents the Group’s best estimate of the likely future costs, albeit a number of risks and uncertainties remain, including complaint volumes, uphold rates, average redress paid, the scope and cost of proactive mailings and remediation, litigation costs and the outcome of the FCA Enforcement investigation. The cost of these factors could differ materially from the Group’s estimates and the assumptions underpinning them and could result in a further provision being required.

BUSINESS

Key metrics and sensitivities are highlighted in the table below:

		To date unless
	Sensitivities[1]	noted	Future	Sensitivity

	Customer initiated complaints since origination (m)[2]	3.0	0.6	0.1 = £230m
Proactive Mailing:	– number of policies (m)[3]	2.7	0.1	0.1 = £45m
	– response rate[4]	34%	30%	1% = £3m
	Average uphold rate per policy[5]	85%	80%	1% = £12m
	Average redress per upheld policy[6]	£1,700	£1,790	£100 = £90m
	Remediation Cases (m)[7]	0.2	1.0	1 case = £600
	Administrative expenses (£m)	2,035	485	1 case = £500
	FOS Referral Rate[8]	40%	40%	1% = £3m
	FOS Change Rate[9]	58%	30%	1% = £2m

[1]	All sensitivities exclude claims where no PPI policy was held.
[2]	Sensitivity includes complaint handling costs, and has increased as a result of higher uphold rates and a shift towards older policies.
[3]	To date volume includes customer initiated complaints.
[4]	Metric has been adjusted to include mature mailings only. Future response rates are expected to be lower than experienced to date as mailings to higher risk customers have been prioritised. The sensitivity has reduced from the half year as the higher risk population continues to decrease.
[5]	The percentage of complaints where the Group finds in favour of the customer. This is a blend of proactive and customer initiated complaints. The 85 per cent uphold rate is based on six months to December 2014. The lower uphold rate in the future reflects a lower proportion of PBR related cases which typically have a higher uphold rate, reflecting the higher risk nature of those policy sales.
[6]	The amount that is paid in redress in relation to a policy found to have been mis-sold, comprising, where applicable, the refund of premium, compound interest charged and interest at 8 per cent per annum. Actuals are based on the six months to December 2014. The increase in future average redress is influenced by fewer PBR policies due to the maturity of the PBR mailing. The increase is also due to a shift in the reactive complaint mix towards older, and therefore more expensive, policies.
[7]	Remediation to date is based on cases reviewed as at 31 December 2014, but not necessarily settled and also includes a small portion relating to previously upheld complaints. The average cost included in the sensitivity is based on all cases included within the remediation scope, and is therefore a weighted average of full payments, top-up payments on previously upheld cases, and nil payouts where the original decision is retained.
[8]	The percentage of cases reviewed by the Group that are subsequently referred to the FOS by the customer. A complaint is considered mature when six months have elapsed since initial decision. Actuals are based on decisions made by the Group during January 2014 to June 2014 and subsequently referred to the FOS.
[9]	The percentage of complaints referred where the FOS arrive at a different decision to the Group. Actuals are based on the six months to December 2014. The overturn rate to date is high as it continues to include a significant number of cases assessed prior to the implementation of changes to the case review process during 2013.

The provision remains sensitive to future trends; as an example, were reactive complaint levels in the first two quarters of 2015 to remain broadly in line with the fourth quarter of 2014, then the revised modelled total complaints and associated administration costs would increase the provision by approximately £700 million.

INVESTIGATIONS AND LITIGATION RELATING TO INTERBANK OFFERED RATES, AND OTHER REFERENCE RATES

LIBOR AND OTHER TRADING RATES

During 2014 the Group charged £225 million to the income statement in respect of this matter. In July, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate.

On LIBOR, the Group has reached settlements with the FCA in the United Kingdom, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions between May 2006 and 2009 and related systems and controls failings.

The settlements in relation to LIBOR are part of an industry-wide investigation into the setting of interbank offered rates across a range of currencies. Under the settlement, the Group has paid £35 million, £62 million and £50 million to the FCA, CFTC and DOJ respectively. As part of the settlement with the DOJ, the Group has also entered into a two-year Deferred Prosecution Agreement in relation to one count of wire fraud relating to the setting of LIBOR.

In relation to the BBA Sterling Repo Rate, the Group has reached a settlement with the FCA regarding submissions made between April 2008 and September 2009. This issue involved four individuals who the FCA has concluded manipulated BBA Repo Rate submissions to reduce fees payable under the Special Liquidity Scheme (SLS). The issue was proactively brought to the FCA’s attention when it was identified by the Group as part of its internal investigation into the LIBOR issues.

The Group has paid £70 million to the FCA in connection with the resolution of the BBA Repo Rate issue and related systems and controls failings. Both the CFTC and DOJ settlements are in respect of LIBOR only and neither agency has taken action regarding the BBA Repo Rate.

The BBA Repo Rate was used by the Bank of England (BoE) to calculate the fees for the SLS. During the period that Lloyds TSB and HBOS used the SLS they paid £1,278 million in fees, just under half of all the fees payable by the industry under the Scheme. As a result of the actions of the four individuals involved, the Group has paid nearly £8 million to compensate the BoE for amounts underpaid (by Lloyds TSB and HBOS and the other banks that used the SLS).

The Group continues to cooperate with various other government and regulatory authorities, including the Serious Fraud Office, the European and Swiss Competition Commissions, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar and Japanese Yen LIBOR. The claims have been asserted by plaintiffs claiming to have had an interest in various types of financial instruments linked to US Dollar and Japanese Yen

BUSINESS

LIBOR. The allegations in these cases, the majority of which have been coordinated for pre-trial purposes in multi-district litigation proceedings (MDL) in the US Federal Court for the Southern District of New York (the ‘District Court’), are substantially similar to each other. The lawsuits allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act (RICO) and the Commodity Exchange Act (CEA), as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims have been dismissed by the District Court.

The Group is also reviewing its activities in relation to the setting of certain foreign exchange daily benchmark rates and related matters, following the FCA’s publicised initiation of an investigation into other financial institutions in relation to this activity. The Group is co-operating with the FCA and other regulators and is providing information about the Group’s review to those regulators. In addition, the Group, together with a number of other banks, was named as a defendant in several actions filed in the District Court between late 2013 and February 2014, in which the plaintiffs alleged that the defendants manipulated WM/Reuters foreign exchange rates in violation of US antitrust laws. On 31 March 2014, plaintiffs effectively withdrew their claims against the Group (but not against all defendants) by filing a superseding consolidated and amended pleading against a number of other defendants without naming any Group entity as a defendant.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

LITIGATION IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. Following decisions in July 2012 from the Federal Court of Justice in Germany the Group recognised provisions totalling £400 million in 2012 and 2013. Volumes of claims have not decreased as quickly as expected and as a result the Group has recognised a further £120 million during 2014 bringing the total provision to £520 million. The remaining unutilised provision as at 31 December 2014 is £199 million.

The validity of the claims facing CMIG depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will only be known once all relevant claims have been resolved.

INTEREST RATE HEDGING PRODUCTS

In June 2012, a number of banks, including the Group, reached agreement with the FSA (now FCA) to carry out a review of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. As at 31 December 2014 the Group had identified 1,676 sales of IRHPs to customers within scope of the agreement with the FCA which have opted in and are being reviewed and, where appropriate, redressed. The Group agreed that on conclusion of this review it would provide redress to any in-scope customers where appropriate. The Group continues to review the remaining cases within the scope of the agreement with the FCA but has met all of the regulator’s requirements to date.

During 2014, the Group has charged a further £150 million in respect of estimated redress costs, increasing the total amount provided for redress and related administration costs for in-scope customers to £680 million (31 December 2013: £530 million). This increase relates to an extension in the timetable for customers being able to opt-in to the review and the volume and complexity of claims. As at 31 December 2014, the Group has utilised £571 million (31 December 2013: £162 million), with £109 million (31 December 2013: £368 million) of the provision remaining.

PROVISIONS FOR OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct and, where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. In 2014 the provision was increased by a further £430 million, in respect of a number of matters affecting the Retail, Commercial Banking and Consumer Finance divisions, including potential claims and remediation in respect of products sold through the branch network and continuing investigation of matters highlighted through industry-wide regulatory reviews, as well as legacy product sales and historical systems and controls such as those governing legacy incentive schemes. This brings the total amount charged to £730 million of which £209 million had been utilised at 31 December 2014. This increase reflected the Group’s assessment of a limited number of matters under discussion, none of which currently is individually considered financially material in the context of the Group.

UK SHAREHOLDER LITIGATION

In August 2014, the Group and a number of former directors were named as defendants in a claim filed in the English High Court by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of fiduciary and tortious duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. The claim is at an early stage and so it is currently not possible to determine the ultimate impact on the Group (if any), but it intends to defend the claim vigorously.

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

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. At the end of the latest FSCS scheme year (31 March 2014), the principal balance outstanding on these loans was £16,591 million (31 March 2013: £17,246 million). Although the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants of the FSCS. The amount of future levies payable by the Group depends on a number of factors including the amounts recovered by the FSCS from asset sales, the Group’s participation in the deposit-taking market at 31 December, the level of protected deposits and the population of deposit-taking participants.

BUSINESS

INVESTIGATION INTO BANK OF SCOTLAND AND REPORT ON HBOS

The FSA’s enforcement investigation into Bank of Scotland plc’s Corporate division between 2006 and 2008 concluded with the publication of a Final Notice on 9 March 2012. No financial penalty was imposed on the Group or Bank of Scotland plc. On 12 September 2012 the FSA confirmed it was starting work on a public interest report on HBOS. That report is now being produced as a joint PRA / FCA report. Although the Terms of Reference for the HBOS review (issued on 11 July 2014) stated an aim to publish the final report by the end of 2014, the report has not yet been published.

US-SWISS TAX PROGRAMME

The US Department of Justice (the DOJ) and the Swiss Federal Department of Finance announced on 29 August 2013 a programme (the Programme) for Swiss banks to obtain resolution concerning their status in connection with on-going investigations by the DOJ into individuals and entities that use foreign (i.e. non-US) bank accounts to evade US taxes and reporting requirements, and individuals and entities that facilitate or have facilitated the evasion of such taxes and reporting requirements. Swiss banks that chose to participate notified the DOJ of their election to categorise their relevant banking operations according to one of a number of defined categories under the Programme.

The Group carried out private banking operations in Switzerland with assets under management of approximately £7 billion. Those operations were sold in November 2013. Therefore, as a protective measure, in December 2013 the Group notified the DOJ of its intent to participate in the Programme. Having completed due diligence under the terms of the Programme, the Group has concluded that its further participation in the Programme is not warranted and it has communicated to the DOJ its decision to withdraw from the Programme.

TAX AUTHORITIES

The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. This includes open matters where Her Majesty’s Revenue and Customs (HMRC) adopt a different interpretation and application of tax law which might lead to additional tax. The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In the second half of 2013 HMRC informed the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

RESIDENTIAL MORTGAGE REPOSSESSIONS

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases, concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The Group is reviewing the issues raised by the judgment and will respond as appropriate to any investigations or proceedings that may in due course by instigated as a result of these issues.

CONTINGENT LIABILITIES IN RESPECT OF OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of employees, customers, investors or other third parties, as well as regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

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

The markets for UK financial services, and the other markets within which the Group operates, are competitive, and management expects such competition to continue or intensify in response to competitor behaviour, including non-traditional competitors, consumer demand, technological changes such as the growth of digital banking, and the impact of regulatory actions and other factors.

See Risk Factors – Business and Economic Risks – The Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.

See Regulation – Competition Regulation.

RECENT DEVELOPMENTS

POSSIBLE OFFER FOR TSB BANKING GROUP PLC

On 12 March 2015 the Group’s subsidiary, TSB Banking Group plc, announced that it had received a preliminary proposal from Banco de Sabadell SA which may or may not result in a formal offer for the entire share capital of TSB Banking Group plc at a price of 340 pence per share. The Group is currently in discussions with Banco de Sabadell SA regarding the terms of an irrevocable agreement under which the Group would accept the offer, if made.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW AND TREND INFORMATION

Given the Group’s UK focus, its financial performance is inextricably linked to the performance of the UK economy and its regulatory and competitive environment.

UK ECONOMIC TRENDS

Economic recovery has picked up in 2014

Seven years after the start of the financial crisis, the UK economy is returning to a level of stability. Initial estimates indicate that economic growth rose to 2.6 per cent in 2014 from 1.7 per cent in 2013, the strongest rate of growth since 2006 and above the economy’s long-term average growth rate. Unemployment has fallen rapidly – by twice as much in 2014 as across the previous two years combined – and at 5.7 per cent has now reversed the bulk of its rise during the recession. Consumer spending growth and the level of private car registrations have returned to pre-crisis rates. Rising business confidence in response to the upturn in demand has been reflected in a significant increase in business investment, now higher as a share of GDP than before the crisis. The rate of corporate failure has fallen back after its rise in 2009, and is now the lowest on record (since 1984) at 0.5 per cent.

At the root of the economic recovery is the progress that has been made on reducing the high levels of debt that were a key driver of pre-crisis growth. Household debt has fallen back to decade-ago levels relative to incomes, and with interest rates low the burden of debt payments is its lowest since the late 1990s. That has decreased the pace of consumer deleveraging, helping spending growth to recover. The government is broadly half way through its deficit reduction programme, and the pace of fiscal consolidation has also eased markedly, thus reducing its drag on growth. Most of the banking sector, including Lloyds, is on target to meet the new higher capital and liquidity levels mandated by CRD IV and the PRA, so lending supply is able to respond to rising demand.

But as the deleveraging process is not yet complete, some aspects of the economy continue to look abnormal. Most obviously, the Bank of England’s Bank Rate (base rate) has remained at 0.5 per cent since 2009. The fiscal deficit remains large at over 5 per cent of GDP, and so requires a continued squeeze on public spending throughout the next Parliament after the May 2015 election. In addition, export growth remains subdued by weak demand in the Eurozone, the result of much less progress on private sector deleveraging and the rapid pace of fiscal tightening. The increasingly robust UK economic recovery has benefited the Group’s markets, although balance growth remains substantially lower than pre-crisis rates, as shown in the chart below.

Robust growth expected to continue in 2015

With inflation low and deleveraging progressing at a manageable rate, UK economic growth is expected to continue at a similar rate in 2015 – the current consensus is 2.6 per cent, still above the economy’s long-term average growth rate of around 2.2 per cent (see chart below). Domestic demand will remain the driver, with households’ real income growth expected to benefit from higher earnings growth, falling unemployment and lower inflation, helped especially by the large fall in oil prices since the middle of 2014. The Group expects Bank Rate to begin to rise around the end of the year, for the first time in eight years, but the pace of increase is likely to be slow as responsiveness of the economy to interest rates normalises only gradually.

As the economic recovery continues, the Group expects demand for credit from households and small and medium-sized businesses to rise, but growth is likely to stay well below pre-crisis rates as the appetite to borrow remains constrained by recent experience. With Bank Rate expected to rise only slowly, arrears are expected to remain low.

Risks to the recovery remain

As the recovery continues, and adjustments in debt levels have progressed, the vulnerability of the economy to renewed weakening has reduced. Similarly, the outcome of the Scottish Referendum has removed a key source of near-term uncertainty for the economy and banks. However, with the General Election in May, political uncertainty remains high. The Eurozone remains a risk to the UK, not only because of its potential impact on UK growth, but also because of the financial market turbulence that would ensue if weak growth translates into election of political parties that favour Eurozone exit for some countries. Crystallisation of some of these risks could impact the UK economy significantly, which would in turn have a negative impact on the Group’s income, funding costs and impairment charges. Positively, the recent fall in oil prices, if sustained, will be a boost for global growth and could be particularly beneficial for Eurozone growth.

GROWTH IN THE GROUP’S MARKETS (yearly % change in UK market balances) Households	GDP GROWTH (% change on year earlier)

[1]Non-financial companies’ borrowing from banks, excluding property and construction Source: Bank of England

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS – 2014, 2013 AND 2012

SUMMARY

	2014 £m	2013 £m	2012 £m
Net interest income	10,660	7,338	7,718
Other income	19,232	30,647	31,195
Total income	29,892	37,985	38,913
Insurance claims	(13,493)	(19,507)	(18,396)
Total income, net of insurance claims	16,399	18,478	20,517
Operating expenses	(13,885)	(15,322)	(15,974)
Trading surplus	2,514	3,156	4,543
Impairment	(752)	(2,741)	(5,149)
Profit (loss) before tax	1,762	415	(606)
Taxation	(263)	(1,217)	(781)
Profit (loss) for the year	1,499	(802)	(1,387)

Profit (loss) attributable to ordinary shareholders	1,125	(838)	(1,471)
Profit attributable to other equity holders[1]	287	—	—
Profit (loss) attributable to equity holders	1,412	(838)	(1,471)
Profit attributable to non-controlling interests	87	36	84
Profit (loss) for the year	1,499	(802)	(1,387)

[1]	The profit after tax attributable to other equity holders of £287 million (2013: £nil; 2012: £nil) is partly offset in reserves by a tax credit attributable to ordinary shareholders of £62 million (2013: £nil; 2012: £nil).

2014 COMPARED WITH 2013

During the year ended 31 December 2014, the Group recorded a profit before tax of £1,762 million compared with a profit before tax in 2013 of £415 million. The result in 2014 included provisions in respect of redress to customers relating to past sales of Payment Protection Insurance and other issues of £3,125 million compared to a charge of £3,455 million in the year ended 31 December 2013;and 2014 also includes a past service pension credit of £822 million, compared to a charge of £104 million in 2013. Excluding these items from both years, profit before tax was £91 million, or 2 per cent, higher at £4,065 million in the year ended 31 December 2014 compared to £3,974 million in the previous year.

Total income decreased by £8,093 million, or 21 per cent, to £29,892 million in 2014 compared with £37,985 million in 2013, comprising an £11,415 million decrease in other income partly offset by an increase of £3,322 million in net interest income.

Net interest income was £10,660 million in 2014; an increase of £3,322 million, or 45 per cent compared to £7,338 million in 2013. There was a positive impact of £2,489 million in 2014 from a decrease in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group. After adjusting for this, net interest income was £833 million, or 8 per cent, higher at £11,262 million in 2014 compared to £10,429 million in 2013 reflecting the continued improvement in margins and loan growth in targeted customer segments,partly offset by the effect of disposals and the reduced portfolio of assets which are outside of the Group’s risk appetite. The net interest margin benefited from improved deposit pricing and lower funding costs, partly offset by continued pressure on asset prices.

Other income was £11,415 million, or 37 per cent, lower at £19,232 million in 2014 compared to £30,647 million in 2013. Fee and commission income was £460 million, or 11 per cent, lower at £3,659 million compared to £4,119 million in 2013. Fee and commission expense increased by £17 million, or 1 per cent, to £1,402 million compared with £1,385 million in 2013. The decrease in net fee and commission income largely reflects the impact of business disposals. Net trading income decreased by £6,308 million,or 38 per cent, to £10,159 million in 2014 compared to £16,467 million in 2013; this decrease reflected a reduction of £7,384 million in gains on policyholder investments held within the insurance business as a result of movements in financial markets. The reduction in trading income within the insurance business was partly offset by an increase of £1,076 million in the Group’s other operations, principally because of an improvement of £610 million in valuation gains on the equity conversion feature embedded in the Group’s Enhanced Capital Notes. Insurance premium income was £1,072 million, or 13 per cent, lower at £7,125 million in 2014 compared with £8,197 million in 2013; there was a decrease of £945 million in life insurance premiums and a £127 million decrease in general insurance premiums. Other operating income was £3,558 million lower at a deficit of £309 million in 2014 compared to £3,249 million in 2013. Other operating income includes gains and losses on disposal of available-for-sale financial assets which were £498 million, or 79 per cent, lower at £131 million in 2014 compared to £629 million in 2013 following the completion of the repositioning of the Group’s government bond portfolio. Other operating income also includes gains and losses on liability management from which the Group incurred a loss of £1,362 million in 2014 in relation to exchange and repurchase transactions in respect of its Enhanced Capital Notes. Excluding gains and losses on sale of available-for-sale financial assets and the impact of liability management activities,other operating income was £1,816 million lower at £946 million in 2014 compared to £2,762 million in 2013; income in 2013 included the gains of £540 million from the sales of shares in St James’s Place and £538 million following the sale of the Group’s portfolio of US Residential Mortgage-Backed Securities.

Insurance claims expense was £6,014 million, or 31 per cent, lower at £13,493 million in 2014 compared to £19,507 million in 2013. The insurance claims expense in respect of life and pensions business was £5,988 million, or 31 per cent, lower at £13,163 million in 2014 compared to £19,151 million in 2013; this decrease in claims was matched by a similar decline in net trading income, reflecting the relative performance of policyholder investments. Insurance claims in respect of general insurance business were £26 million, or 7 per cent, lower at £330 million in 2014 compared to £356 million in 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating expenses decreased by £1,437 million, or 9 per cent to £13,885 million in 2014 compared with £15,322 million in 2013; the main reasons for the decrease being the £330 million reduction in charges for regulatory provisions from £3,455 million in 2013 to £3,125 million in 2014 and, a net past service pension credit of £822 million compared to a charge of £104 million in 2013. Excluding these items from both years, operating expenses were £181 million, or 2 per cent, lower at £11,582 million in 2014 compared to £11,763 million in 2013. On this basis staff costs were £170 million, or 3 per cent, lower at £5,567 million in 2014 compared with £5,737 million in 2013; annual pay rises being more than offset by the impact of headcount reductions resulting from business disposals and the Group’s rationalisation programmes. Premises and equipment costs were £79 million, or 8 per cent, lower at £891 million in 2014 compared with £970 million in 2013. Other expenses excluding the charges in respect of payment protection insurance and other regulatory provisions were £73 million, or 2 per cent, higher at £3,189 million in 2014 compared with £3,116 million in 2013. Depreciation and amortisation costs were £5 million lower at £1,935 million in 2014 compared to £1,940 million in 2013.

Impairment losses decreased by £1,989 million, or 73 per cent, to £752 million in 2014 compared with £2,741 million in 2013. Impairment losses in respect of loans and advances to customers were £1,990 million, or 73 per cent, lower at £735 million in 2014 compared with £2,725 million in 2013. The overall performance of the portfolio reflects a significant reduction in lending which is outside of the Group’s risk appetite and improvements in all divisions. The improvements reflect lower levels of new impairment as a result of effective risk management, improving economic conditions and the continued low interest rate environment. The net charge has also benefited from significant provision releases but at lower levels than seen in 2013. The impairment charge in respect of debt securities classified as loans and receivables was a charge of £2 million in 2014 compared to a charge of £1 million in 2013 and the impairment charge in respect of available-for-sale financial assets was £10 million lower at £5 million in 2014 compared to £15 million in 2013.

In 2014, the Group recorded a tax charge of £263 million compared to a tax charge of £1,217 million in 2013. The tax charge in 2014 was £116 million lower than the charge that would arise at the standard UK corporation tax rate of 21.5 per cent; principally as a result of a tax exempt gains on sales of businesses and a lower deferred tax liability in respect of the value of in-force assets for the life business partially offset by the effect of non-deductible expenses. The tax charge of £1,217 million in 2013 arose on a profit before tax of £415 million; this tax charge reflected a £594 million charge arising from the reduction in the corporation tax rate, a £348 million write-off of deferred tax assets following the sale of the Group’s Australian operations and a £251 million policyholder tax charge.

On the balance sheet, total assets were £12,516 million, or 1 per cent, higher at £854,896 million at 31 December 2014 compared to £842,380 million at 31 December 2013. Loans and advances to customers were £10,248 million, or 2 per cent, lower at £482,704 million at 31 December 2014 compared to £492,952 million at 31 December 2013 as the impact of focused growth in mortgages, unsecured personal lending and the small to medium-sized businesses sector has been more than offset by the continuing reduction in the portfolio of assets which are outside of the Group’s credit risk appetite, including the disposal of tranches of lending in Ireland. Available-for-sale financial assets were £12,517 million, or 28 per cent, higher at £56,493 million at 31 December 2014 compared to £43,976 million at 31 December 2013 as the Group continues to build up its holding of high quality government and other securities for liquidity purposes. Trading assets were £11,144 million higher at £48,494 million as a result of an increase in reverse repo activity. Deposits by banks were £3,095 million, or 22 per cent, lower at £10,887 million at 31 December 2014 compared to £13,982 million at 31 December 2013 and debt securities in issue were £10,869 million, or 12 per cent, lower at £76,233 million at 31 December 2014 compared to £87,102 million at 31 December 2013 as the Group reduced it reliance on wholesale funding; however customer deposits was £7,600 million, or 2 per cent, higher at £447,067 million at 31 December 2014 compared to £439,467 million at 31 December 2013 following growth in relationship deposits. Total equity was £10,567 million, or 27 per cent, higher at £49,903 million at 31 December 2014 compared to £39,336 million at 31 December 2013; this reflected the issue of £5,355 million of other equity instruments, retained profit and positive movements in cash flow hedging and available-for-sale reserves.

The Group continued to strengthen its capital position, with a common equity tier 1 (CET1) ratio of 12.8 per cent, driven by a combination of retained profit, further dividends from the Insurance business, changes to and improved valuations of the Group’s defined benefit pension arrangements, and a reduction in risk-weighted assets. The positive effect of these items was partly offset by the impact of the recommended dividend of 0.75 pence per share.

Risk-weighted assets reduced in the year, to £239,734 million, primarily due to asset reductions in the portfolio of assets which are outside of the Group’s risk appetite, active portfolio management in Commercial Banking and improvements in economic conditions.

The Group’s liquidity position remains strong, with primary liquid assets of £109.3 billion (31 December 2013: £89.3 billion). Primary liquid assets represent almost six times the Group’s money-market funding with a maturity of less than one year, and just under three times the Group’s total short-term wholesale funding, in turn providing a substantial buffer in the event of market dislocation. In addition to primary liquid assets, the Group has significant secondary liquidity holdings of £99.2 billion (31 December 2013: £105.4 billion). Total liquid assets represent approximately five times the Group’s short-term wholesale funding with primary liquid assets broadly equivalent to total wholesale funding.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Operating expenses decreased by £652 million, or 4 per cent to £15,322 million in 2013 compared with £15,974 million in 2012; the main reason for the decrease being the £720 million reduction in charges for regulatory provisions from £4,175 million in 2012 to £3,455 million in 2013. In addition, 2013 included a past service pension charge of £104 million compared to a credit of £250 million in 2012. Staff costs were £350 million, or 6 per cent higher at £5,841 million in 2013 compared with £5,491 million in 2012. Excluding the past service pension charge from 2013 and credit from 2012, staff costs were flat at £5,737 million in 2013 compared with £5,741 million in 2012; annual pay rises and an increase in pension costs offset the impact of headcount reductions resulting from business disposals and the Group’s rationalisation programmes. Premises and equipment costs were £21 million, or 2 per cent, higher at £970 million in 2013 compared with £949 million in 2012. Other expenses (excluding the charges in respect of payment protection insurance and other regulatory provisions of £3,455 million from 2013 and £4,175 million from 2012) were £117 million, or 4 per cent, lower at £3,116 million in 2013 compared with £3,233 million in 2012 as increased technology-related spend and a higher charge in respect of the UK bank levy were more than offset by reductions in professional fees and in other costs. Depreciation and amortisation costs were £186 million, or 9 per cent, lower at £1,940 million in 2013 compared to £2,126 million in 2012.

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

Over the course of 2013 the Group made further progress in strengthening the balance sheet and reducing risk, while continuing to manage down wholesale funding. Total assets were £90,207 million, or 10 per cent, lower at £842,857 million at 31 December 2013 compared to £933,064 million at 31 December 2012, reflecting the run-down of assets which are outside of the Group’s risk-appetite, the sale of St James’s Place plc and reduced

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

placings with central banks. Customer deposits were £13,251 million, or 3 per cent, higher at £439,467 million compared to £426,216 million at 31 December 2012, reflecting growth in the Group’s relationship brands in Retail and Commercial Banking, but deposits by banks were £24,423 million, or 64 per cent, lower at £13,982 million at 31 December 2013 compared to £38,405 million at 31 December 2012 and debt securities in issue were £30,151 million, or 26 per cent, lower at £87,102 million at 31 December 2013 compared to £117,253 million at the end of 2012. Liabilities arising from non-participating investment contracts were £26,782 million, or 49 per cent, lower at £27,590 million at 31 December 2013 compared to £54,372 million at 31 December 2012 primarily as a result of the sale of St James’ Place plc.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

NET INTEREST INCOME

	2014	2013	2012
Net interest income £m	10,660	7,338	7,718
Average interest-earning assets £m	634,910	661,793	710,669
Average rates:
Gross yield on interest-earning assets %[1]	3.03	3.20	3.31
Interest spread %[2]	1.52	0.88	0.90
Net interest margin %[3]	1.68	1.11	1.09

[1]	Gross yield is the rate of interest earned on average interest-earning assets.
[2]	Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
[3]	The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

2014 COMPARED WITH 2013

Net interest income was £10,660 million in 2014 an increase of £3,322 million, or 45 per cent, compared to £7,338 million in 2013. Net interest income in 2014 includes a charge of £602 million in respect of amounts payable to unitholders in consolidated Open-Ended Investment Companies compared to a charge in 2013 of £3,091 million. After adjusting for this, net interest income was £833 million, or 8 per cent, higher at £11,262 million in 2014 compared to £10,429 million in 2013.

Average interest-earning assets were £26,883 million, or 4 per cent, lower at £634,910 million in 2014 compared to £661,793 million in 2013. The reduction reflected the continuing run-off of assets which were outside of the Group’s risk appetite, including business disposals, more than offsetting the impact of focused new lending.

Average interest-earning assets in Retail were £1,371 million higher at £317,567 million in 2014 compared to £316,196 million in 2013 and average interest-earning assets in Commercial Banking were £207 million lower at £93,153 million in 2014 compared to £93,360 million in 2013. Average interest-earning assets across the rest of the Group were £28,047 million, or 11 per cent lower at £224,190 million in 2014 compared to £252,237 million in 2013. The main driver for this reduction was the continuing run-down of the portfolio of assets which are outside of the Group’s risk appetite, average interest-earning assets in respect of which were £27,711 million at 48 per cent lower at £29,921 million in 2014 compared to £57,632 million in 2013.

The net interest margin was 57 basis points higher at 1.68 per cent in 2014 compared to 1.11 per cent in 2013, however adjusting net interest income for the amounts paid to unitholders in Open-Ended Investment Companies, the net interest margin was 19 basis points higher at 1.77 per cent in 2014 compared to 1.58 per cent in 2013. Margins in Retail improved, driven by further improvements in deposit mix, more than offsetting reduced lending rates however margins in Consumer Finance fell as a result of business growth being focused on higher quality, but lower margin, lending on the new vehicle market and credit card balances, more than offsetting favourable deposit repricing. Margins on relationship lending and similar interest-earning assets in Commercial Banking improved as a result of disciplined pricing of new lending, deposit repricing and a reduction in funding costs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Average interest-earning assets were £48,876 million, or 7 per cent, lower at £661,793 million in 2013 compared to £710,669 million in 2012. The reduction reflected the continuing run-off of assets which were outside of the Group’s risk appetite, including business disposals, more than offsetting the impact of focused new lending.

Average interest-earning assets in Retail were £6,489 million, or 2 per cent, lower at £316,196 million in 2013 compared to £322,685 million in 2012 and average interest-earning assets in Consumer Finance were £1,461 million, or 7 per cent, lower at £19,521 million in 2013 compared to £20,982 million in 2012, as a result of the full year impact of reductions in customer personal indebtedness, particularly unsecured lending, in 2012.

Average interest-earning assets across the rest of the Group were £40,926 million, or 11 per cent, lower at £326,076 million in 2013, compared to £367,002 million in 2012. Relationship lending and similar average interest-earning assets in Commercial Banking were £663 million, or 1 per cent, lower at £93,360 million in 2013 compared to £94,023 million in 2012. Average interest-earning assets in TSB were £3,082 million, or 15 per cent, higher at £24,207 million in 2013 compared to £21,125 million in 2012 and average interest-earning assets in respect of balances outside of the Group’s risk appetite were £24,279 million, or 30 per cent, lower at £57,632 million in 2013 compared to £81,912 million in 2012 as a result of the continued run-off of such assets. The remainder of the Group’s average interest-earning assets, which include certain non-relationship and treasury-related balances in the Commercial Banking division and bank deposits held in the insurance business, were £19,066 million, or 11 per cent, lower at £150,877 million in 2013 compared to £169,943 million in 2012.

Adjusting net interest income for the amounts paid to unitholders in Open-Ended Investment Companies and for the effects of the liability management exercises, the net interest margin was 12 basis points higher at 1.58 per cent in 2013 compared to 1.46 per cent in 2012. Margins in Retail increased, driven by improved deposit mix and a favourable funding environment, more than offsetting reduced lending rates; margins in Commercial Banking increased through disciplined pricing of new business, and reduced funding costs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER INCOME

	2014 £m	2013 £m	2012 £m
Fee and commission income:
Current account fees	918	973	1,008
Credit and debit card fees	1,050	984	941
Other	1,691	2,162	2,701
	3,659	4,119	4,650
Fee and commission expense	(1,402)	(1,385)	(1,444)
Net fee and commission income	2,257	2,734	3,206
Net trading income	10,159	16,467	15,005
Insurance premium income	7,125	8,197	8,284
Gains on sale of available-for-sale financial assets	131	629	3,547
Liability management	(1,386)	(142)	(338)
Other	946	2,762	1,491
Other operating income	(309)	3,249	4,700
Total other income	19,232	30,647	31,195

2014 COMPARED WITH 2013

Other income was £11,415 million, or 37 per cent, lower at £19,232 million in 2014 compared to £30,647 million in 2013.

Fee and commission income was £460 million, or 11 per cent, lower at £3,659 million in 2014 compared with £4,119 million in 2013. Current account fees were £55 million, or 6 per cent, lower at £918 million in 2014 compared to £973 million in 2013. An increase of £66 million, or 7 per cent, in credit and debit card fees from £984 million in 2013 to £1,050 million in 2014 resulted from increased customer activity and merchanting charges. Other fees and commissions receivable were £471 million, or 22 per cent lower at £1,691 million in 2014 compared with £2,162 million in 2013; this reduction principally reflects the disposal of St James’s Place plc in March 2013 and the sale of Scottish Widows Investment Partnership during the first half of 2014.

Fee and commission expense was £17 million, or 1 per cent, higher at £1,402 million in 2014 compared to £1,385 million in 2013.

Net trading income was £6,308 million, or 38 per cent, lower at £10,159 million in 2014 compared with £16,467 million in 2013. Net trading income within the insurance businesses was £7,384 million,or 45 per cent, lower at £8,920 million in 2014 compared to £16,304 million in 2013, which reflects relatively lower returns on policyholder investments. However this decrease, along with the decrease in long-term insurance premium income, was largely offset by the decrease in insurance claims expense and the £2,489 million decrease in the amounts payable to unit holders in those Open-Ended Investment Companies consolidated into the Group’s results within net interest income. Net trading income within the Group’s banking activities was £1,076 million higher at £1,239 million in 2014 compared to £163 million in 2013. The principal reason for this was a £610 million improvement in the mark-to-market movement in the embedded derivative related to the Group’s Enhanced Capital Notes from a loss of £209 million in 2013 to a gain of £401million in 2014; there was also an improvement in gains recognised on interest rate derivatives and foreign exchange contracts in the banking book not mitigated through hedge accounting.

Insurance premium income was £7,125 million in 2014 compared with £8,197 million in 2013; a decrease of £1,072 million, or 13 per cent. Earned premiums in respect of the Group’s long-term life and pensions business were £945 million, or 13 per cent, lower at £6,255 million in 2014 compared to £7,200 million in 2013 following changes in the pensions and annuities markets and lower advised protection sales through branches. General insurance earned premiums were £127 million, or 13 per cent, lower at £870 million in 2014 compared with £997 million in 2013 due to competitive market conditions.

Other operating income was £3,558 million lower at a deficit of £309 million in 2014 compared to £3,249 million in 2013. In April 2014, the Group completed concurrent Sterling, Euro and Dollar exchange offers with holders of certain series of its Enhanced Capital Notes (ECNs) to exchange the ECNs for new Additional Tier 1(AT1) securities. In addition, the Group completed a tender offer to eligible retail holders outside the United States to sell their Sterling-denominated ECNs for cash. The exchange offers completed with the equivalent of £4.0 billion of Sterling and Euro ECNs and approximately US$1.6 billion of US Dollar ECNs being exchanged for approximately £5.35 billion of AT1 securities. The retail tender offer completed with approximately £58.5 million of ECNs being repurchased for cash. A loss of £1,362 million has been recognised in relation to these exchange and tender transactions in the year ended 31 December 2014. During 2013 the Group incurred liability management losses of £142 million, following a planned exit from repurchase agreement facilities and redemption of a tranche of covered bonds.

During 2013, the Group had recognised a gain of £540 million following the sale of its shareholding in St. James’s Place plc and gains of £538 million on the sale of a portfolio of US residential mortgage-backed securities partly offset by a loss of £256 million on the sale of the Group’s Spanish retail banking operations and a loss of £382 million related to the sale of the Group’s German life assurance business. In 2014 there was a gain of £128 million on the sale of Scottish Widows Investment Partnership which completed during the year.

Other operating income also includes gains and losses on sale of available-for-sale financial assets, which were £498 million, or 79 per cent, lower at £131 million in 2014 compared to £629 million in 2013; of this £787 million in 2013 related to the sale of government securities following the repositioning of the Group’s government bond portfolio which substantially completed in the first half of 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Insurance premium income was £8,197 million in 2013 compared with £8,284 million in 2012; a decrease of £87 million, or 1 per cent. Earned premiums in respect of the Group’s long-term life and pensions business were £31 million higher at £7,200 million in 2013 compared to £7,169 million in 2012 with growth in corporate pension sales partly offset by lower sales through the branch network. General insurance earned premiums were £118 million, or 11 per cent, lower at £997 million in 2013 compared with £1,115 million in 2012 due to the continued run-off of the closed creditor insurance book and a greater focus on profitability of sales rather than volume.

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

Excluding gains and losses on sale of available-for-sale financial assets and liability management, other operating income was £1,271 million, or 85 per cent, higher at £2,762 million in 2013 compared with £1,491 million in 2012; this was mainly driven by gains in relation to asset sales, including £540 million from the sale of the Group’s shareholding in St James’s Place plc, and £538 million following the sale of the Group’s portfolio of US Residential Mortgage-Backed Securities. There was also a £147 million benefit from the improvement in the movement in value of the insurance in-force business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING EXPENSES

	2014 £m	2013 £m	2012 £m
Administrative expenses:
Staff:
Salaries	3,178	3,331	3,411
Performance-based compensation	390	473	395
Social security costs	398	385	383
Pensions and other post-retirement benefit schemes:
Past service credits and curtailment gains	(822)	104	(250)
Other	596	654	589
	(226)	758	339
Restructuring costs	264	111	217
Other staff costs	741	783	746
	4,745	5,841	5,491
Premises and equipment:
Rent and rates	424	467	488
Hire of equipment	12	15	17
Repairs and maintenance	221	178	174
Other	234	310	270
	891	970	949
Other expenses:
Communications and data processing	1,118	1,169	1,082
Advertising and promotion	336	313	314
Professional fees	481	425	550
UK bank levy	237	238	179
Other	1,017	971	1,108
	3,189	3,116	3,233
Depreciation and amortisation:
Depreciation of tangible fixed assets	1,391	1,374	1,431
Amortisation of acquired value of in-force non-participating investment contracts	43	54	79
Amortisation of other intangible assets	501	512	616
	1,935	1,940	2,126
Total operating expenses, excluding regulatory provisions	10,760	11,867	11,799
Regulatory provisions:
Payment protection insurance provision	2,200	3,050	3,575
Other regulatory provisions[1,2]	925	405	600
	3,125	3,455	4,175
Total operating expenses	13,885	15,322	15,974
Cost:income ratio (%)[3]	84.7	82.9	77.9

[1]	In addition, in 2012 regulatory provisions of £50 million (2014: £nil; 2013: £nil) were charged against income.
[2]	Other regulatory provisions in 2013 included a fine of £28 million levied on the Group by the Financial Conduct Authority in relation to failings in control over sales incentive schemes in the Group’s branch network.
[3]	Total operating expenses divided by total income, net of insurance claims.

2014 COMPARED WITH 2013

Operating expenses decreased by £1,437 million, or 9 per cent, to £13,885 million in 2014 compared with £15,322 million in 2013. This decrease principally reflected a past service pension credit of £822 million, compared to a charge of £104 million in 2013 and the reduced regulatory provisions charge of £3,125 million in 2014, which was £330 million, or 10 per cent, lower than the charge of £3,455 million in 2013.

The past service pension credit of £822 million in 2014 follows the Group’s announcement on 11 March 2014 to freeze pensionable pay with effect from 2 April 2014. The effect of this change was to reduce the Group’s retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement. This has been partly offset by a charge of £21 million following changes to pension arrangements for staff within the TSB business.

As a result of the past service pension credit, staff costs were £1,096 million, or 19 per cent, lower in 2014 at £4,745 million compared to £5,841 million in 2013. Excluding this, staff costs were lower by £170 million, or 3 per cent, at £5,567 million in 2014 compared to £5,737 million in 2013. Salaries were £153 million, or 5 per cent, lower at £3,178 million in 2014 compared with £3,331 million in 2013 as the impact of annual pay rises was more than offset by staff reductions, in part due to business disposals. Pension costs, excluding the past service pension items, were £58 million, or 9 per cent, lower at £596 million in 2014 compared to £654 million in 2013 primarily due to lower current service costs. Social security costs were £13 million, or 3 per cent,

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

higher at £398 million in 2014 compared with £385 million in 2013. Staff restructuring costs were £153 million, higher at £264 million in 2014 compared with £111 million in 2013 reflecting a number of initiatives in the year, and other staff costs were £42 million, or 5 per cent, lower at £741 million in 2014 compared with £783 million in 2013.

Premises and equipment costs were £79 million, or 8 per cent, lower at £891 million in 2014 compared to £970 million in 2013. Rent and rates was £43 million, or 9 per cent, lower at £424 million in 2014 compared to £467 million in 2013 as the Group continues to rationalise its property portfolio, in part through business disposals. Repairs and maintenance costs were £43 million, or 24 per cent,higher at £221 million in 2014 compared to £178 million in 2013 in part reflecting increased dilapidation charges on a·number of properties; other premises and equipment costs decreased by £76 million,or 25 per cent, from £310 million in 2013 to £234 million in 2014, partly due to reduced charges in relation to the Group’s Simplification programme.

Other expenses excluding the regulatory provisions charges, were £73 million, or 2 per cent, higher at £3,189 million in 2014 compared with £3,116 million in 2013. Communications and data processing costs were £51 million, or 4 per cent, lower at £1,118 million in 2014 compared with £1,169 million in 2013 due to the high level of costs supporting the TSB separation in 2013; professional fees were £56 million, or 13 per cent, higher at £481 million in 2014 compared to £425 million in 2013, in part due to charges in relation to the restructuring of the staff remuneration package and the rationalisation of the Group’s overseas presence; and advertising and promotion costs were £23 million, or 7 per cent, higher at £336 million in 2014 compared with £313 million in 2013 due to the promotion of the TSB brand. Other costs were £46 million, or 5 per cent, higher at £1,017 million in 2014 compared with £971 million in 2013.

Depreciation and amortisation costs were £5 million, lower at £1,935 million in 2014 compared with £1,940 million in 2013. Charges for the depreciation of tangible fixed assets were £17 million, or 1 per cent, higher at £1,391 million in 2014 compared to £1,374 million in 2013, in line with increased asset balances. The charge for the amortisation of acquired value of in-force non-participating investment contracts was £11 million, or 20 per cent, lower at £43 million in 2014 compared to £54 million in 2013 following the sale of St James’s Place plc in March 2013. The charge for the amortisation of other intangible assets was £11 million, or 2 per cent, lower at £501 million in 2014 compared to £512 million in 2013, partly as certain core deposit intangibles have become fully amortised.

The Group incurred a regulatory provisions charge of £3,125 million in 2014 compared to £3,455 million in 2013 of which £2,200 million (2013: £3,050 million) related to payment protection insurance. For further details see note 40 to the financial statements.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRMENT

	2014 £m	2013 £m	2012 £m
Impairment losses on loans and receivables:
Loans and advances to customers	735	2,725	5,125
Debt securities classified as loans and receivables	2	1	(4)
Total impairment losses on loans and receivables	737	2,726	5,121
Impairment of available-for-sale financial assets	5	15	37
Other credit risk provisions	10	–	(9)
Total impairment charged to the income statement	752	2,741	5,149

2014 COMPARED WITH 2013

Impairment losses decreased by £1,989 million, or 73 per cent, to £752 million in 2014 compared to £2,741 million in 2013 with a significant reduction in the portfolio of assets which are outside of the Group’s risk appetite and improvements in all Divisions. The improvements reflect lower levels of new impairment as a result of effective risk management, improving economic conditions and the continued low interest rate environment. The net charge has also benefited from significant provision releases but at lower levels than seen in 2013.

The impairment charge in respect of loans and advances to customers was £1,990 million, or 73 per cent, lower at £735 million compared to £2,725 million in 2013. In Retail, the impairment charge on unsecured lending reduced in line with lower impaired loan and arrears balances, in part reflecting the sale of a tranche of recoveries balances, and coverage in the secured book improved. The charge in Commercial Banking reduced as a result of the higher quality of recent new lending, the improving economy and continuing low interest rates, and provision releases as the Division progresses with its strategy of building a low-risk commercial bank. The Consumer Finance impairment charge was lower as a result of improving portfolio quality and the Division also had a benefit from the sale of recoveries balances. The impairment charge relating to assets which are outside of the Group’s risk appetite fell substantially following successful run-down of the portfolio, and in particular the sale of the majority of the Group’s impaired mortgage assets in Ireland.

The impairment charge in respect of debt securities classified as loans and receivables was £2 million in 2014 compared to £1 million in 2013. The impairment charge in respect of available-for-sale financial assets was £10 million, or 67 per cent, lower at £5 million in 2014 compared to £15 million in 2013; and there was a charge of £10 million (2013: £nil) in respect of other credit risk provisions.

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

The impairment charge in respect of loans and advances to customers was £2,400 million, or 47 per cent, lower at £2,725 million compared to £5,125 million in 2012. In Retail, credit performance across the business improved, reflecting the application of the Group’s prudent risk appetite to new lending and the reduced value of assets going into arrears in 2013. The impairment charge reduced principally because of a lower charge against the secured lending portfolio reflecting an improved arrears position and higher house prices. Within Commercial Banking, impairment charges were lower in 2013 as a result of the better quality of new lending together with higher releases of provisions. In Run-off, the reduced charge reflected asset reduction in the Irish portfolio, including the sale of a portfolio of non-performing mortgage loans.

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

There was no charge in respect of other credit provisions in 2013, while there had been a release of £9 million in 2012.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TAXATION

	2014 £m	2013 £m	2012 £m
UK corporation tax:
Current tax on profits for the year	(162)	(226)	(181)
Adjustments in respect of prior years	213	(205)	58
	51	(431)	(123)
Foreign tax:
Current tax on profits for the year	(39)	(60)	(86)
Adjustments in respect of prior years	3	26	(8)
	(36)	(34)	(94)
Current tax credit (charge)	15	(465)	(217)
Deferred tax	(278)	(752)	(564)
Taxation charge	(263)	(1,217)	(781)

2014 COMPARED WITH 2013

In 2014, a tax charge of £263 million arose on the profit before tax of £1,762 million and in 2013 a tax charge of £1,217 million arose on the profit before tax of £415 million. The statutory corporation tax rates were 21.5 per cent for 2014 and 23.25 per cent for 2013.

The tax charge for the 2014 represented an effective tax rate of 15 per cent. The effective tax rate was lower than the UK corporation tax rate largely as a result of tax exempt gains on sales of businesses and a lower deferred tax liability in respect of the value of in-force assets for the life business partially offset by the effect of non-deductible expenses.

The high tax charge in 2013 was driven by the write down of deferred tax assets following the changes in corporation tax rates and the sale of the Australian business.

2013 COMPARED WITH 2012

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

Following a reorganisation in 2014, the Group’s activities are now organised into five financial reporting segments: Retail; Commercial Banking; Consumer Finance; Insurance and TSB. Comparatives have been restated where appropriate.

Comparisons of results on a historical consolidated statutory basis are distorted by a number of items. In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on an ‘underlying’ basis. The following items are excluded in arriving at underlying profit:

–	the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments arising from the HBOS acquisition;

–	the effects of certain asset sales, liability management and volatile items;

–	simplification costs and TSB build and dual-running costs;

–	volatility relating to the insurance business and insurance gross-up;

–	payment protection insurance provision and other regulatory provisions; and

–	certain past service pensions charges and credits in respect of the Group’s defined benefit pension arrangements.

Readers should be aware that the underlying basis has been presented for comparative purposes only and is not intended to provide proforma information or show the results of the Group as if the acquisition of HBOS had taken place at an earlier date.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The results of the businesses are set out below on the underlying basis:

	2014	2013[1]	2012	[1]
	£m	£m	£m
Retail	3,228	3,015	2,293
Commercial Banking	2,206	1,890	1,550
Consumer Finance	1,010	965	946
Insurance	922	1,088	1,083
TSB	458	106	39
Other	(68)	(898)	(3,346)
Underlying profit before tax	7,756	6,166	2,565

1 Restated, see page 28.

Reconciliation of underlying profit to statutory profit (loss) before tax for the year

		2014	2013	2012
	Note	£m	£m	£m
Profit before tax – Underlying basis		7,756	6,166	2,565
Asset sales	1	138	(687)	(660)
Sale of government securities	2	—	787	3,207
Liability management	3	(1,386)	(142)	(229)
Own debt volatility	4	398	(221)	(270)
Other volatile items	5	(112)	(457)	(478)
Volatility arising in insurance businesses	6	(228)	668	312
Fair value unwind	8	(529)	(228)	650
Simplification costs and TSB build and dual running costs	9	(1,524)	(1,517)	(1,246)
Payment protection insurance provision	10	(2,200)	(3,050)	(3,575)
Other regulatory provisions	11	(925)	(405)	(650)
Past service pension credit (charge)	12	710	(104)	250
Amortisation of purchased intangibles	13	(336)	(395)	(482)
Profit (loss) before tax – Statutory		1,762	415	(606)

1.   Asset sales

Asset sales comprise the gains and losses on asset disposals (2014: gains of £138 million; 2013: losses of £687 million; 2012: losses of £660 million), principally of assets which were outside of the Group’s risk appetite.

2.   Sale of government securities

These reflect gains on bond sales (2014: £nil; 2013: £787 million; 2012: £3,207 million) as the Group took the opportunity afforded by the continuing low interest rate environment to reposition its holdings of available-for-sale government securities.

3.   Liability management

In April 2014, the Group completed concurrent Sterling, Euro and Dollar exchange offers with holders of certain series of its Enhanced Capital Notes (ECNs) to exchange the ECNs for new Additional Tier 1 (AT1) securities. In addition the Group completed a tender offer to eligible retail holders outside the United States to sell their Sterling-denominated ECNs for cash. The exchange offers completed with the equivalent of £5.0 billion of ECNs being exchanged for the equivalent of £5.35 billion of AT1 securities, before issue costs. The retail tender offer completed with approximately £58.5 million of ECNs being repurchased for cash. A loss of £1,362 million has been recognised in relation to these exchange and tender transactions in the year ended 31 December 2014.

Losses of £24 million (2013: losses of £142 million; 2012: losses of £229 million) arose on other transactions undertaken as part of the Group’s management of wholesale funding and capital. The liability management losses in 2014 and 2013 were included in other income. In 2012 liability management gains of £109 million were recognised in net interest income and losses of £338 million in other income.

4.   Own debt volatility

Own debt volatility includes a gain of £401 million (2013: loss of £209 million; 2012: gain of £249 million) relating to the change in fair value of the equity conversion feature of the Enhanced Capital Notes, which principally reflects the ongoing amortisation of the value of the conversion feature over its life. Own debt volatility also includes a £33 million gain (2013: gain of £41 million; 2012: loss of £437 million) relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.   Other volatile items

Other volatile items include the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting. A charge of £138 million was included in 2014 (2013: charge of £489 million; 2012: charge of £745 million). Also included in 2014 was a positive net derivative valuation adjustment of £26 million (2013: credit of £32 million; 2012: credit of £267 million), reflecting movements in the market implied credit risk associated with customer derivative balances.

6.   Volatility arising in insurance businesses

The Group’s statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility.

In 2014, the Group’s statutory result before tax included negative insurance and policyholder interests volatility totalling £228 million compared to positive volatility of £668 million in 2013 and £312 million in 2012.

Volatility comprises the following:

	2014	2013	2012
	£m	£m	£m
Insurance volatility	(219)	218	189
Policyholder interests volatility	17	564	143
Insurance hedging arrangements	(26)	(114)	(20)
Total	(228)	668	312

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

Insurance volatility

The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value. The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement. As these investments are substantial and movements in their value can have a significant impact on the profitability of the Group, management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return.

The expected gross investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below.

United Kingdom (Sterling)	2014%	2013%	2012%
Investments backing annuity liabilities	4.54	3.83	3.89
Equities and property	6.48	5.58	5.48
UK Government bonds	3.48	2.58	2.48
Corporate bonds	4.08	3.18	3.08

A review of investment strategy in the Group’s Insurance business has resulted in investment being made in a wider range of assets. Expected investment returns include appropriate returns for these assets.

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year, adjusted for significant changes in asset mix) is included within insurance volatility. Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the with-profits funds, the value of the in-force business and the value of shareholders’ funds.

The negative insurance volatility during 2014 of £219 million primarily reflects an adverse performance on equity and cash investments in the period relative to expected return.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

charges made to policyholders. Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility.

In 2014, the statutory results before tax included a credit to other income which relates to policyholder interests volatility totalling £17 million (2013: £564 million) relating to offsetting movements in equity, bond and gilt returns.

Insurance hedging arrangements

The Group purchased put option contracts in 2014 to protect against deterioration in equity market conditions and the consequent negative impact on the value of in-force business on the Group balance sheet. These were financed by selling some upside potential from equity market movements. A charge of £26 million was taken on hedging contracts in 2014.

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

8.   Fair value unwind

The statutory (IFRS) results include the impact of the acquisition-related fair value adjustments arising from the acquisition of HBOS in 2009; these adjustments affect a number of line items.

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

9.   Simplification costs and TSB build and dual-running costs

Simplification programme costs in 2014 were £966 million (2013: £830 million; 2012: £676 million) and the total spent on the programme to the end of 2014 was £2.7 billion including £0.3 billion relating to the next phase of simplification announced in October 2014. This had delivered annual run-rate cost savings of £2.0 billion by December 2014.

During 2014, the Group made progress with the European Commission (EC) mandated business disposal of TSB and by 31 December 2014 the Group’s holding in the company had reduced to 50 per cent. TSB costs in the year ended 31 December 2014 totalled £558 million (2013: £687 million; 2012: £570 million) and included £232 million of build costs and £326 million of dual-running costs. The dual-running costs include the costs of TSB’s standalone treasury, finance, human resources and other head office functions.

10.  Payment protection insurance (PPI) provision

The Group increased the provision for expected PPI costs by a further £700 million in the fourth quarter. This brings the amount provided in 2014 to £2,200 million (2013: £3,050 million), and the total amount provided to £12,025 million. Total costs incurred in the fourth quarter were £700 million and as at 31 December 2014, £2,549 million or 21 per cent of the total provision, remained unutilised.

The volume of reactive PPI complaints in 2014 fell by 22 per cent compared with 2013 and by 12 per cent in the fourth quarter. During 2014 there has been a more sustained level of Claims Management Company (CMC) activity and as a result the Group is forecasting a slower decline in future volumes than previously expected. The provision remaining at 31 December 2014 assumes that we will receive a further 0.6 million complaints. This revised forecast of complaint volumes accounts for £1,080 million, approximately half of the additional provision taken in the year and of which £300 million in the fourth quarter. However, the provisions remains sensitive to future trends; as an example, were reactive complaint levels in the first two quarters of 2015 to remain broadly in line with the fourth quarter of 2014 then the revised modelled total complaints and associated administration costs would increase the provision by approximately £700 million.

The Group has mailed the original Past Business Review (PBR) scope of 2.7 million policies as at 31 December 2014. During the year response rates to mailings have been slightly higher than expected, and some limited additional mailing has been added to the scope. This covers £300 million of the provision increase in the year and £45 million in the fourth quarter.

The Group has now commenced re-reviewing previously handled cases. During the course of the year the scope of remediation has increased, which combined with higher uphold rates following complaint handling policy changes, has resulted in an additional provision being required of £250 million for the year, of which £140 million was in the fourth quarter.

The Group has also revised its forecast for uphold rates and average redress and increased its estimate for the associated administrative expenses connected with the above which combined have resulted in an increase in the provision of £570 million, of which £215 million was in the fourth quarter.

The total amount provided for PPI represents our best estimate of the likely future costs. The run-rate of spend in the first quarter of 2015 is expected to increase as a result of cash payments for remediation and residual PBR responses. The run-rate of spend in the first half of 2015 overall however, is expected to remain broadly in line with the second half of 2014 as remediation spend reduces. These programmes will be largely complete by mid year, and as a result the Group expects a further reduction in cash outflow in the second half of 2015. However, a number of risks and uncertainties remain in particular in respect of complaint volumes, uphold rates, average redress costs, the cost of proactive mailings and remediation, and the outcome of the FCA Enforcement Team investigation. The cost of these factors could differ materially from our estimates, with the risk that a further provision could be required.

11.  Other regulatory provisions

During 2014 the Group has charged £925 million (2013: £405 million) in respect of other regulatory and conduct related matters of which £425 million was charged in the fourth quarter.

In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rate) with the UK Financial Conduct Authority, the United States Commodity Futures Trading Commission and the United States Department of Justice regarding the

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

manipulation several years ago of submissions to the British Bankers’ Association London Interbank Offered Rate and Sterling Repo Rate between May 2006 and 2009, as well as the associated systems and control failings. In addition to these regulatory settlements, the Group paid nearly £8 million to the Bank of England to compensate for fees that were underpaid as a direct consequence of the manipulation of the Sterling Repo Rate in 2008 and 2009. These costs were recognised in the first half.

Further provisions of £150 million have been made relating to the past sale of interest rate hedging products (IRHPs) to certain small and medium-sized businesses of which £100 million was recognised in the fourth quarter. The further provision brings the total amount provided for redress and related administration costs for customers in scope of the agreement with the FCA to £680 million of which £109 million was unutilised at 31 December 2014.

Other provisions also included £120 million recognised in the fourth quarter given the emerging experience relative to expectations for claims relating to policies issued by Clerical Medical Investment Group Limited in Germany, bringing the total provision to £520 million of which £199 million was unutilised at 31 December 2014.

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct, and where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. In 2014, the Group made further provisions of £430 million in respect of a number of matters affecting the Retail, Commercial Banking and Consumer Finance divisions, including potential claims and remediation in respect of products sold through the branch network and continuing investigation of matters highlighted through industry wide regulatory reviews, as well as legacy product sales and historical systems and controls such as those governing legacy incentive schemes. Of the additional provision, £205 million was recognised in the fourth quarter. The increase reflected the Group’s assessment of a limited number of matters under discussion, none of which are individually considered financially material in the context of the Group.

12.   Past service pension credit (charge)

On 11 March 2014 the Group announced a change to its defined benefit pension arrangements, revising the existing cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to nil with effect from 2 April 2014. The effect of this change was to reduce the Group’s retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement. This has been partly offset by a charge of £133 million relating to the cost of other changes to the pay, benefits and reward offered to employees.

In 2013 the Group recorded a charge of £104 million as a result of changes to early retirement and commutation factors in two of its principal defined benefit schemes (2012: £250 million gain related to a change in policy in respect of discretionary pension increases).

13.   Amortisation of purchased intangibles

The Group incurred a charge for the amortisation of intangible assets, recognised on the acquisition of HBOS in 2009, of £336 million (2013: charge of £395 million; 2012: charge of £482 million).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

DIVISIONAL RESULTS

RETAIL

Retail offers a broad range of financial service products, including current accounts, savings, personal loans and mortgages, to UK personal customers, including Wealth and small business customers. It is also a distributor of insurance, protection and credit cards, and a range of long-term savings and investment products. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver real value to customers, and by providing them with greater choice and flexibility. It will maintain its multi-brand and multi-channel strategy, and continue to simplify the business and provide more transparent products, helping to improve service levels and reduce conduct risks.

At the beginning of 2014 the Group’s Wealth business was moved into Retail from Wealth, Asset Finance and International and Retail Business Banking was transferred from Commercial Banking. The Credit Cards business was transferred out of Retail into the newly formed Consumer Finance division.

	2014	2013	2012
	£m	£m	£m
Net interest income	7,079	6,500	6,037
Other income	1,212	1,435	1,406
Total income	8,291	7,935	7,443
Operating expenses	(4,464)	(4,160)	(4,236)
Impairment	(599)	(760)	(914)
Underlying profit	3,228	3,015	2,293

2014 COMPARED WITH 2013

Underlying profit increased by £213 million, or 7 per cent to £3,228 million in 2014 compared to £3,015 million in 2013, driven by improved margins and reduced impairments.

Net interest income increased £579 million, or 9 per cent, to £7,079 million in 2014 compared to £6,500 million in 2013. Margin performance was strong, increasing 20 basis points to 2.29 per cent in 2014 compared to 2.09 per cent in 2013, driven by improved deposit mix and margin, more than offsetting reduced lending rates.

Other income decreased £223 million, or 16 per cent, to £1,212 million in 2014 compared to £1,435 million in 2013, as a result of lower other operating income from protection sales partly due to fewer advised sales roles in branches. Lower Wealth other operating income following the Retail Distribution Review.

Total costs increased £304 million, 7 per cent, to £4,464 million in 2014 compared to £4,160 million in 2013, driven by higher indirect costs previously absorbed within TSB and depreciation costs associated with ongoing investment in the business.

Impairment reduced £161 million, or 21 per cent, to £599 million in 2014 compared to £760 million in 2013, driven by lower write-offs and impaired loans in the unsecured book. Secured coverage strengthened to 37 per cent, resulting in a 13 per cent increase to the impairment charge.

2013 COMPARED WITH 2012

Underlying profit increased by £722 million, or 31 per cent to £3,015 million in 2013 compared to £2,293 million in 2012, driven by improved margins and favourable impairments.

Net interest income increased £463 million, or 8 per cent, to £6,500 million in 2013 compared to £6,037 million in 2012. Margin performance was strong, driven by improved deposit mix and a favourable funding environment, more than offsetting reduced lending rates.

Other income increased £29 million, or 2 per cent, to £1,435 million in 2013 compared to £1,406 million in 2012, with lower income from bancassurance and protection, following the Retail Distribution Review in 2012, offset by the benefit of a revised commission arrangement in relation to the home insurance book.

Total costs fell £76 million, or 2 per cent, to £4,160 million in 2013 compared to £4,236 million in 2012, primarily as a result of the Simplification programme and ongoing cost management activity.

Impairment reduced £154 million, or 17 per cent, to £760 million in 2013 compared to £914 million in 2012, with the unsecured book remaining stable and secured charges decreasing largely due to lower impaired loan balances.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COMMERCIAL BANKING

Commercial Banking supports UK businesses from SMEs to large corporates and financial institutions.

It has a client led, low risk strategy targeting sustainable returns on risk-weighted assets above 2 per cent by the end of 2015 and 2.4 per cent by the end of 2017, whilst simplifying operating processes, building digital capability and maintaining capital discipline. Commercial Banking aims to be the best bank for clients delivering a through-the-cycle relationship approach that provides affordable, simple and transparent finance, as well as support for complex needs and access to Government funding schemes.

At the beginning of 2014 Retail Business Banking was transferred from Commercial Banking to Retail.

	2014 £m	2013 £m	2012 £m
Net interest income	2,480	2,113	1,971
Other income	1,956	2,259	2,254
Total income	4,436	4,372	4,225
Operating expenses	(2,147)	(2,084)	(2,011)
Impairment	(83)	(398)	(664)
Underlying profit	2,206	1,890	1,550

2014 COMPARED WITH 2013

Commercial Banking underlying profit increased by £316 million, or 17 per cent, to £2,206 million in 2014 compared to £1,890 million in 2013 due to lower impairments and increased net interest income, partially offset by reduced other income and increased operating expenses.

Net interest income increased by £367 million, or 17 per cent, to £2,480 million in 2014 compared to £2,113 million in 2013 driven by reduced funding costs and net interest margin expansion as a result of disciplined pricing of new business.

Other income decreased by £303 million, or 13 per cent, to £1,956 million in 2014 compared to £2,259 million in 2013 reflecting reduced client activity in Debt Capital Markets and Financial Markets in addition to lower revaluation gains within Lloyds Development Capital.

Operating expenses increased by £63 million, or 3 per cent, to £2,147 million in 2014 compared to £2,084 million in 2013 as a result of continued investment in developing product capabilities.

Impairments decreased by £315 million, or 79 per cent, to £83 million in 2014 compared to £398 million in 2013 reflecting lower gross charges, and improved credit quality.

2013 COMPARED WITH 2012

Underlying profit for the division increased by £340 million, or 22 per cent, to £1,890 million in 2013 compared to £1,550 million in 2012 due to a reduction in impairments, as a result of lower charges across most of the businesses, increased net interest income, partially offset by an increase in operating expenses.

Net interest income increased by £142 million, or 7 per cent, to £2,113 million in 2013 compared to £1,971 million in 2012 driven by reduced funding costs and banking net interest margin expansion as a result of disciplined pricing of new business.

Other income of £2,259 million in 2013 was broadly in line with £2,254 million in 2012.

Operating expenses increased by £73 million, or 4 per cent, to £2,084 million in 2013 compared to £2,011 million in 2012. Continued investment in developing product capabilities, partially offset by continued focus on cost management and savings attributable to the Simplification programme.

Impairments decreased by £266 million, or 40 per cent, to £398 million in 2013 compared to £664 million in 2012 reflecting improved origination quality and higher releases in 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONSUMER FINANCE

At the beginning of 2014 the Wealth, Asset Finance and International division was replaced by Consumer Finance. This new division provides asset finance solutions, credit cards and merchant services to consumers and commercial customers.

Consumer Finance aims to extend its market leadership in Asset Finance by building its digital capability and creating new propositions in both its Black Horse and Lex Autolease businesses. In Credit Cards, better use will be made of Group customer relationships and insight to seek growth within its current risk profile from both franchise and non-franchise customers.

The business segments of the division reflect the operating model:

–	Consumer Cards – UK consumer credit cards issuer.

–	Commercial Cards – UK corporate cards issuing businesses, and UK merchant services acquiring business.

–	Asset Finance – UK motor finance lending and leasing businesses, and European businesses providing retail mortgages and deposit taking services in the Netherlands, and deposit taking, and motor finance based in Germany.

	2014 £m	2013 £m	2012 £m
Net interest income	1,290	1,333	1,284
Other income	1,364	1,359	1,396
Total income	2,654	2,692	2,680
Operating expenses	(1,429)	(1,384)	(1,327)
Impairment	(215)	(343)	(407)
Underlying profit	1,010	965	946

2014 COMPARED WITH 2013

Underlying profit increased by £45 million to £1,010 million in 2014 compared to £965 million in 2013 primarily due to a reduction of £128 million in impairment charges across the portfolio and growth in total income from Asset Finance partly offset by a fall in total income from Credit Cards and investments for future growth in the businesses.

Total income decreased by £38 million to £2,654 million in 2014 compared to £2,692 million in 2013.

Net interest margin decreased by 45 basis points to 6.49 per cent, resulting in a 3 per cent reduction in net interest income to £1,290 million in 2014 compared to £1,333 million in 2013. New business growth and deposit repricing have been offset by a change in the composition of the portfolio with an increase in higher quality, lower margin lending to the new vehicle market and the impact of the current year’s strategic focus on growing the volume of new credit cards. Consistent with our strategy of acquiring high quality new business, the asset quality ratio improved by 71 basis points.

Other income increased by £5 million to £1,364 million in 2014 compared to £1,359 million in 2013 as a result of the growth strategy.

Operating expenses increased by £45 million, or 3 per cent, to £1,429 million in 2014 compared to £1,384 million in 2013 driven by investment in growth initiatives and increased operating lease depreciation as a result of growth in the Lex Autolease fleet, offset by cost savings and increased gains from end of life lease asset sales. In 2014 a further £45 million was invested in improving propositions and customers’ digital experience.

The impairment charge reduced by £128 million, or 37 per cent, to £215 million in 2014 compared to £343 million in 2013. This has been driven by a continued underlying improvement of portfolio quality supported by the sale of recoveries assets in the Credit Cards and Asset Finance portfolios.

2013 COMPARED WITH 2012

Underlying profit increased by £19 million to £965 million in 2013 compared to £946 million in 2012 primarily due to a reduction of £64 million in impairment charges arising in line with the UK economic recovery, and an increase of £12 million in total income mainly due to deposit repricing in 2013, partially offset by a £57 million increase in costs.

Total income increased by £12 million to £2,692 million in 2013 compared to £2,680 million in 2012.

Net interest income increased by £49 million, or 4 per cent, to £1,333 million in 2013 compared to £1,284 million in 2012. An increase of £122 million mainly due to deposit repricing in the on-line deposit business was partially offset by a net reduction of £73 million across the remaining businesses, primarily within Consumer Cards as a result of a fall in interest bearing balances as households paid down debt during the UK economic recovery.

Other income decreased by £37 million, or 3 per cent, to £1,359 million in 2013 compared to £1,396 million in 2012. This was mainly due to lower income in the Consumer Cards business driven by a reduction in insurance income and falling default fees as consumers’ personal finances continued to improve in line with the recovery in the UK economy, offset partially by a volume driven increase in operating lease income within the Lex Autolease business.

Operating expenses increased by £57 million, or 4 per cent, to £1,384 million in 2013 compared to £1,327 million in 2012. This was mainly due to an increase in the net charge for operating lease depreciation in the Lex Autolease business due to a higher volume of operating lease assets partly offset by increased gains from end of life lease asset sales in 2013. Costs in 2013 also included a small increase in investment spend from negligible levels in 2012 as the Consumer Finance businesses were repositioned for future growth.

The impairment charge reduced by £64 million, or 16 per cent, to £343 million in 2013 compared to £407 million in 2012, driven by improvement in the credit quality across the underlying portfolios of these businesses in line with recovery in the UK economy.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE

Insurance provides a broad range of insurance, protection and retirement products to retail and corporate customers, either direct or through the Group’s banking branches or through intermediary networks.

Life, Pensions and Investments

The Life, Pensions and Investments business provides long-term savings, investment and protection products distributed through intermediaries, direct channels of Scottish Widows and bancassurance through Lloyds Bank, Halifax and Bank of Scotland brands.

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

General Insurance

The General Insurance business is a leading provider of home insurance in the UK, with products sold through the branch network, direct channels and strategic corporate partners. The business also has brokerage operations for personal and commercial insurances. It operates primarily under the Lloyds Bank, Halifax and Bank of Scotland brands.

	2014 £m	2013 £m	2012 £m
Net interest income	(131)	(107)	(87)
Other income	2,055	2,220	2,245
Insurance claims	(330)	(356)	(365)
Total income, net of insurance claims	1,594	1,757	1,793
Operating expenses	(672)	(669)	(710)
Underlying profit	922	1,088	1,083

2014 COMPARED WITH 2013

Underlying profit from insurance was £166 million, or 15 per cent, lower at £922 million compared to £1,088 million in 2013. This was impacted by the cost of structural changes in the corporate pensions book, primarily the cap on pension charges and lower life new business and general insurance premiums offset by improved economics and an increase in yields on assets backing annuity business as a result of the strategy to invest in long-term, low risk, higher yielding assets.

Net interest expense increased by £24 million, or 22 per cent, to £131 million from £107 million in 2013, primarily due to higher intra group charges.

Other income decreased by £165 million, or 7 per cent, to £2,055 million from £2,220 million in 2013. This was impacted by lower new business, reduced general insurance income and structural changes in the corporate pensions book, offset by benefits arising from the strategy of acquiring attractive, higher yielding assets to back the annuities business and improved economics.

General Insurance claims of £330 million were £26 million, or 7 per cent, lower than £356 million in 2013, mainly driven by lower weather related home insurance claims than in 2013.

Operating expenses of £672 million increased by £3 million from £669 million in 2013 where increased investment in strategic initiatives has been funded by a reduction in the underlying cost base.

2013 COMPARED WITH 2012

Underlying profit from insurance was £5 million higher at £1,088 million compared to £1,083 million in 2012. Total income reduced by 2 per cent, largely due to changes in intra group commission arrangements and the continued run-off of legacy creditor books within General Insurance partially offset by increased profit in Life and Pensions existing business reflecting the net benefit from a number of assumption changes. The fall in income was offset by a 6 per cent reduction in costs.

Net interest expense increased by £20 million, or 23 per cent, to £107 million from £87 million in 2012, primarily due to intra group charges.

Other income decreased by £25 million, or 1 per cent, to £2,220 million from £2,245 million in 2012. This was primarily due to a reduction in general insurance other income mainly as a result the change in intra group commission arrangements and run off of the PPI book which was partially offset by an increase in LP&I other income due to higher existing business income driven by assumption changes.

Claims of £356 million were £9 million, or 2 per cent, lower than £365 million in 2012, mainly driven by lower weather claims than in 2012 which was the second wettest year on record.

Operating expenses and other costs decreased by £41 million, or 6 per cent, from £710 million to £669 million reflecting the benefits of simplifying our business model and processes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IFRS UNDERLYING PROFIT BY PRODUCT GROUP

	2014					2013	2012
	Pensions & investments £m	Protection & annuities £m	General insurance £m	Other £m	Total £m	Total £m	Total £m
New business income	189	74	–	5	268	423	491
Existing business income	658	120	–	114	892	807	752
Assumption changes and experience variances	(219)	277	–	(24)	34	70	(22)
General insurance income net of claims	–	–	400	–	400	457	572
Total income	628	471	400	95	1,594	1,757	1,793
Total costs	(381)	(127)	(144)	(20)	(672)	(669)	(710)
Underlying profit 2014	247	344	256	75	922	1,088	1,083
Underlying profit 2013	357	445	297	(11)	1,088

2014 COMPARED WITH 2013

New business income reduced by £155 million to £268 million driven by a reduction in pensions new business income due to lower volumes relative to the spike in 2013 sales (as Retail Distribution Review sales completed). In calculating new business income on auto-enrolment schemes, allowance has been made for low initial contribution levels and does not include future automatic increases in contribution levels. These increases will be reported in future years. In addition protection and retirement new business income has reduced following the 2014 Budget announcement which led to industry wide reductions in annuities volumes following changes to the freedoms consumers have in accessing their pension savings.

Existing business income has increased by £85 million reflecting improved economics benefiting the life and pensions business.

2014 underlying profit in the protection and annuities business included a benefit of £277 million, largely from investing in higher yielding assets to match long duration liabilities and benefits from assumption changes. This was offset by a charge of £219 million in the pensions and investments business driven primarily by assumption changes within the existing book including actions being taken to prepare for the structural changes arising from the Department for Work and Pensions’ announcement which introduced a cap on pension charges. These changes to corporate pensions will ensure that future new business is less capital intensive.

General Insurance profit has fallen by £41 million, due to the continued run off of legacy books and the impact of storms in the first quarter, offset by good prior year experience. During the year, underwriting of the home insurance business was brought in-house, ensuring delivery of a first class service to all customers and continued sustainable growth in the underwritten customer base.

2013 COMPARED WITH 2012

New business income reduced by £68 million to £423 million driven by reduced protection and annuities new business income following changes to the basis of taxation on the life protection business in January 2013. Pensions and investments new business income increased slightly with a strong performance on corporate pensions being largely offset by reduced investments volumes following the Group’s decision to stop providing investment advice to Retail customers with savings below £100,000.

Existing business income increased by £55 million largely due to increased income from protection and annuities which benefited from the increased returns on higher yielding assets.

The benefits from assumption changes and experience variances increased by £92 million. This included the result of changes to long-term mortality and investment return assumptions which included the benefits of investing in higher yielding assets to match long duration liabilities. These were partly offset by a charge driven by a revision of pensions lapse assumptions and allowance for the impact of the Office of Fair Trading review on fairness of legacy pension charges.

General insurance income reduced by £115 million to £457 million due to a £77 million impact of a revised commission arrangement with Retail on the home insurance portfolio in addition to the continued run off of legacy books.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TSB

TSB is a separately listed multi-channel retail banking business with branches in England, Wales and Scotland. It serves retail and small business customers; providing a full range of retail banking products.

	2014 £m	2013 £m	2012 £m
Net interest income	786	615	558
Other income	140	163	179
Total income	926	778	737
Operating expenses	(370)	(563)	(580)
Impairment	(98)	(109)	(118)
Underlying profit	458	106	39

TSB results are shown on a Lloyds Banking Group reporting basis. The costs of TSB’s head office functions are excluded from underlying profit.

2014 COMPARED WITH 2013

Underlying profit was £458 million, up £352 million compared to £106 million in 2013 as a result of higher income and reduced costs.

Total income was £926 million, up £148 million or 19 per cent compared to £778 million in 2013 driven by improved net interest income. This was largely due to a reduction in funding costs following the creation of TSB as a separate stand alone bank.

Operating expenses were £370 million, down £193 million or 34 per cent compared to £563 million in 2013. This was largely explained by the change in the basis of cost allocation to TSB following the creation of TSB as a separate stand alone bank.

2013 COMPARED WITH 2012

Underlying profit was £67 million, higher at £106 million in 2013 compared to £39 million in 2012 as a result of increased income, lower costs and impairments.

Total income was £41 million, or 6 per cent, higher at £778 million in 2013 compared to £737 million in 2012 largely as a result of the transfer of products from Retail to TSB in 2013.

Operating expenses were £17 million, or 3 per cent, lower at £563 million in 2013 compared to £580 million in 2012.

The impairment charge was £9 million, or 7 per cent, lower at £109 million in 2013 compared to £118 million in 2012.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER

Other comprises Run-off and Central items

Run-off

Run-off includes assets classified as outside the Group’s risk appetite and the results and gains on sale relating to businesses disposed in 2013 and 2014.

	2014 £m	2013 £m	2012 £m
Net interest income	(116)	138	248
Other income	451	1,266	1,239
Total income	335	1,404	1,487
Operating expenses	(308)	(726)	(1,234)
Impairment	(203)	(1,389)	(3,609)
Underlying loss	(176)	(711)	(3,356)

2014 COMPARED WITH 2013

Underlying loss of £176 million was £535 million lower than the loss of £711 million in 2013 largely as a result of the reduction in impairment charges as the run-off portfolios were managed down.

Total income was £335 million, down £1,069 million or 76 per cent from £1,404 million in 2013 reflecting the disposal of businesses during 2013 and the reduction in run-off assets. 2013 included £662 million of income relating to St James’s Place which was sold in the year.

Operating expenses were £308 million, £418 million or 58 per cent lower than 2013 as a result of business disposals during 2013.

2013 COMPARED WITH 2012

Underlying loss of £711 million in 2013 was £2,645 million, or 79 per cent, improved from a loss of £3,356 million in 2012 driven by the reduction in operating expenses and impairment.

Total income was £83 million, or 6 per cent, lower at £1,404 million in 2013 compared to £1,487 million in 2012 as a result of reduced run-off assets.

Operating expenses were £508 million, or 41 per cent, lower at £726 million in 2013 compared to £1,234 million in 2012 as a result of business disposals.

The impairment charge was £2,220 million, or 62 per cent, lower at £1,389 million in 2013 compared to £3,609 million in 2012 reflecting proactive risk management and the reduction in the run-off portfolios.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER (continued)

Central items

Central Items includes income and expenses not recharged to the divisions. These largely comprise residual income from the Group’s processes to allocate funding and liquidity costs to the divisions and the charge for payments to the Group’s charitable foundations.

	2014 £m	2013 £m	2012 £m
Total income	132	(133)	21
Operating expenses	(22)	(49)	(26)
Impairment	(2)	(5)	15
Underlying profit (loss)	108	(187)	10

2014 COMPARED WITH 2013

Underlying profit was £108 million in 2014, £295 million higher than the £187 million loss in 2013.

Total income was £265 million higher at £132 million in 2014, compared to negative income of £133 million in 2013 mainly as a result of the favourable impact on net interest income of the exchange of approximately £5 billion of the Group’s Enhanced Capital Notes for Additional Tier 1 securities and structural interest rate hedging activities.

Operating expenses were £27 million, or 55 per cent, lower at £22 million in 2014 compared to £49 million in 2013.

The impairment charge was £3 million, or 60 per cent, lower at £2 million in 2014 compared to £5 million in 2013.

2013 COMPARED WITH 2012

Underlying loss was £187 million in 2013, £197 million lower than the £10 million profit in 2012.

Total income was £154 million lower at £133 million negative income in 2013, compared to the positive income position of £21 million in 2012 mainly as a result of the Group’s decision to reposition its government bond portfolio.

Operating expenses were £23 million, or 88 per cent, higher at £49 million in 2013 compared to £26 million in 2012.

The impairment charge was £20 million, or 133 per cent, higher at £5 million in 2013 compared to a release of £15 million in 2012.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

	2014			2013[1]			2012
	Average	Interest		Average	Interest		Average	Interest
	balance	income	Yield	balance	income	Yield	balance	income	Yield
	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and receivables:
Loans and advances to banks	78,762	406	0.52	102,190	457	0.45	111,643	603	0.54
Loans and advances to customers	504,246	17,806	3.53	518,734	19,928	3.84	548,350	21,600	3.94
Debt securities	1,633	42	2.57	2,102	32	1.52	9,080	433	4.77
Available-for-sale financial assets	50,269	957	1.90	38,767	746	1.92	31,304	624	1.99
Held-to-maturity investments	–	–	–	–	–	–	10,292	288	2.80
Total interest-earning assets of banking book	634,910	19,211	3.03	661,793	21,163	3.20	710,669	23,548	3.31
Total interest-earning trading securities and other financial assets at fair value through profit or loss	82,018	1,993	2.43	68,763	2,076	3.02	70,967	2,409	3.39
Total interest-earning assets	716,928	21,204	2.96	730,556	23,239	3.18	781,636	25,957	3.32
Allowance for impairment losses on loans and receivables	(10,051)			(14,381)			(17,487)
Non-interest earning assets	158,584			175,228			206,899
Total average assets and interest income	865,461	21,204	2.45	891,403	23,239	2.61	971,048	25,957	2.67

	2014			2013[1]			2012
	Average			Average			Average
	interest	Net	Net	interest	Net	Net	interest	Net	Net
	earning	interest	interest	earning	interest	interest	earning	interest	interest
	assets	income	margin	assets	income	margin	assets	income	margin
	£m	£m	%	£m	£m	%	£m	£m	%
Average interest-earning assets and net interest income:
Banking business	634,910	10,660	1.68	661,793	7,338	1.11	710,669	7,718	1.09
Trading securities and other financial assets at fair value through profit or loss	82,018	1,464	1.78	68,763	1,757	2.56	70,967	1,908	2.69
	716,928	12,124	1.69	730,556	9,095	1.24	781,636	9,626	1.23

1 Restated, see note 1 on page F-11.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2014			2013[1]			2012
	Average	Interest		Average	Interest		Average	Interest
	balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
	£m	£m	%	£m	£m	%	£m	£m	%
Liabilities and shareholders’ funds
Deposits by banks	11,604	86	0.74	19,845	129	0.65	28,430	324	1.14
Liabilities to banks under sale and repurchase agreements	1,210	51	4.21	3,414	59	1.73	12,039	198	1.64
Customer deposits	416,651	4,781	1.15	397,881	6,119	1.54	393,820	6,637	1.69
Liabilities to customers under sale and repurchase agreements	894	4	0.45	3,101	20	0.64	4,663	47	1.01
Debt securities in issue	88,289	552	0.63	111,264	1,451	1.30	149,437	3,043	2.04
Other interest-bearing liabilities	18,620	602	3.23	25,585	3,091	12.08	31,443	2,798	8.90
Subordinated liabilities	29,332	2,475	8.44	34,486	2,956	8.57	37,537	2,783	7.41
Total interest-bearing liabilities of banking book	566,600	8,551	1.51	595,576	13,825	2.32	657,369	15,830	2.41
Total interest-bearing liabilities of trading book	54,980	529	0.96	37,760	319	0.84	37,533	501	1.33
Total interest-bearing liabilities	621,580	9,080	1.46	633,336	14,144	2.23	694,902	16,331	2.35
Interest-free liabilities Non-interest bearing customer accounts	42,049			35,994			30,039
Other interest-free liabilities	157,824			178,836			200,299
Non-controlling interests and shareholders’ funds	44,008			43,237			45,808
Total average liabilities and interest expense	865,461	9,080	1.05	891,403	14,144	1.59	971,048	16,331	1.68

Loans and advances to banks and customers include impaired lending; interest on this lending has been recognised using the effective interest rate method, as required by IAS 39.

1 Restated, see note 1 on page F-11.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013 or 2014. The analysis of average balances and interest for 2012 between domestic and international offices is as follows:

	Domestic			Foreign			Total
	Average	Interest		Average	Interest		Average	Interest
	balance	income	Yield	balance	income	Yield	balance	income	Yield
2012	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and receivables:
Loans and advances to banks	81,662	534	0.65	29,981	69	0.23	111,643	603	0.54
Loans and advances to customers	499,464	20,248	4.05	48,886	1,352	2.77	548,350	21,600	3.94
Debt securities	9,080	433	4.77	–	–	–	9,080	433	4.77
Available-for-sale financial assets	27,411	601	2.19	3,893	23	0.59	31,304	624	1.99
Held-to-maturity investments	10,292	288	2.80	–	–		10,292	288	2.80
Total interest-earning assets of banking book	627,909	22,104	3.52	82,760	1,444	1.74	710,669	23,548	3.31
Total interest-earning trading securities and other financial assets at fair value through profit or loss	68,792	2,346	3.41	2,175	63	2.90	70,967	2,409	3.39
Total interest-earning assets	696,701	24,450	3.51	84,935	1,507	1.77	781,636	25,957	3.32
Allowance for impairment losses on loans and advances	(5,948)			(11,539)			(17,487)
Non-interest earning assets	196,901			9,998			206,899
Total average assets and interest income	887,654	24,450	2.75	83,394	1,507	1.81	971,048	25,957	2.67
Percentage of assets applicable to foreign activities (%)							8.59

	Domestic			Foreign			Total
	Average	Interest		Average	Interest		Average	Interest
	balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
	£m	£m	%	£m	£m	%	£m	£m	%
Liabilities and shareholders’ funds
Deposits by banks	16,011	221	1.38	12,419	103	0.83	28,430	324	1.14
Liabilities to banks under sale and repurchase agreements	11,779	189	1.60	260	9	3.46	12,039	198	1.64
Customer deposits	370,831	6,110	1.65	22,989	527	2.29	393,820	6,637	1.69
Liabilities to customers under sale and repurchase agreements	4,658	47	1.01	5	–	–	4,663	47	1.01
Debt securities in issue	136,842	2,617	1.91	12,595	426	3.38	149,437	3,043	2.04
Other interest-bearing liabilities	31,443	2,798	8.90	–	–	–	31,443	2,798	8.90
Subordinated liabilities	37,537	2,783	7.41	–	–	–	37,537	2,783	7.41
Total interest-bearing liabilities of banking book	609,101	14,765	2.42	48,268	1,065	2.21	657,369	15,830	2.41
Total interest-bearing liabilities of trading book	37,533	501	1.33	–	–		37,533	501	1.33
Total interest-bearing liabilities	646,634	15,266	2.36	48,268	1,065	2.21	694,902	16,331	2.35
Interest-free liabilities
Non-interest bearing customer accounts	28,989			1,050			30,039
Other interest-free liabilities	178,527			21,772			200,299
Minority interests and shareholders’ funds	33,504			12,304			45,808
Total average liabilities and interest expense	887,654	15,266	1.72	83,394	1,065	1.28	971,048	16,331	1.68
Percentage of liabilities applicable to foreign activities (%)							7.68
43

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS

The following table allocates changes in net interest income between volume and rate for 2014 compared with 2013 and for 2013 compared with 2012. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2014 compared with 2013 Increase/(decrease)			2013 compared with 2012 Increase/(decrease)
	Total change	Volume	Rate	Total change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest receivable and similar income
Loans and receivables:
Loans and advances to banks	(51)	(122)	71	(146)	(43)	(103)
Loans and advances to customers	(2,122)	(511)	(1,611)	(1,672)	(1,137)	(535)
Debt securities	10	(12)	22	(401)	(106)	(295)
Available-for-sale financial assets	211	219	(8)	122	143	(21)
Held-to-maturity investments	–	–	–	(288)	–	(288)
Total banking book interest receivable and similar income	(1,952)	(426)	(1,526)	(2,385)	(1,143)	(1,242)
Total interest receivable and similar income on trading securities and other financial assets at fair value through profit or loss	(83)	322	(405)	(333)	(67)	(266)
Total interest receivable and similar income	(2,035)	(104)	(1,931)	(2,718)	(1,210)	(1,508)
Interest payable
Deposits by banks	(43)	(61)	18	(195)	(56)	(139)
Liabilities to banks under sale and repurchase agreements	(8)	(93)	85	(139)	(149)	10
Customer deposits	(1,338)	216	(1,554)	(518)	63	(581)
Liabilities to customers under sale and repurchase agreements	(16)	(10)	(6)	(27)	(10)	(17)
Debt securities in issue	(899)	(145)	(754)	(1,592)	(496)	(1,096)
Other interest bearing liabilities	(2,489)	(225)	(2,264)	293	(708)	1,001
Subordinated liabilities	(481)	(435)	(46)	173	(261)	434
Total banking book interest payable	(5,274)	(753)	(4,521)	(2,005)	(1,617)	(388)
Total interest payable on trading and other liabilities at fair value through profit or loss	210	165	45	(182)	2	(184)
Total interest payable	(5,064)	(588)	(4,476)	(2,187)	(1,615)	(572)
44

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK OVERVIEW

EFFECTIVE RISK MANAGEMENT, GOVERNANCE AND CONTROL

Managing risk effectively is important for any bank and is fundamental to the Group’s strategy. The Group is now a low cost, low risk, UK focused retail and commercial bank. This has been achieved by maintaining a conservative business model which embodies a risk culture founded on a prudent appetite for risk.

The Group’s approach to risk is founded on an effective control framework and a strong risk management culture which guides how its employees approach their work, the way they behave and the decisions they make. The amount and type of risk that the Group is prepared to seek, accept or tolerate, otherwise known as risk appetite, works in tandem with its strategy and is approved by the Board. The Group’s risk appetite is then embedded within policies, authorities and limits across the Group.

RISK AS A STRATEGIC DIFFERENTIATOR

The Group strategy and risk appetite were developed together to ensure one informed the other in creating a strategy that delivers on becoming the best bank for its customers whilst helping Britain prosper and creating sustainable growth over time.

Risks are identified, managed and mitigated using its Risk Management Framework (see page 47). The principal risks the Group faces, which could significantly impact the delivery of its strategy, are discussed on pages 48 and 49.

The Group believes effective risk management can be a strategic differentiator, in particular:

Sustainable growth

The role of risk is to provide proactive support and constructive challenge to the business to deliver sustainable growth, which is achieved through informed risk decision making and superior risk and capital management, supported by a consistent risk-focused culture across the Group.

–	Conservative approach to risk
The Group has a fully embedded conservative approach to, and prudent appetite for, risk with risk culture and appetite driven from the top.

–	Strong control framework
This framework is the foundation for the delivery of effective risk management and ensures that the business units operate within approved parameters.

–	Effective risk analysis, management and reporting
This identifies opportunities as well as risks and ensures risks are managed appropriately and consistent with strategy. The Group’s principal risks and performance against risk appetite are monitored and reported regularly to senior management using quantitative and qualitative analysis and are subject to relevant stress testing. This enables the Group to understand the risk in the business at both an individual risk type and aggregate portfolio level.

–	Business focus and accountability
Managing risk effectively is a key focus and is one of the five criteria within the Group Balanced Scorecard on which business areas and individual performance are judged. The Group’s approach to risk means that businesses remain accountable for risk but a strong and independent risk function also helps ensure adherence to the Group’s risk and control frameworks. Continued investment in risk systems and processes help differentiate its risk management approach.

ACHIEVEMENTS IN 2014

The Group strategy laid out in 2011 is now substantially complete. The Group has reshaped, the balance sheet has been strengthened and Simplification savings have been delivered which have enabled reinvestment for growth. The independent Risk Division has played a pivotal role in supporting delivery which includes:-

Conduct

Initiatives spanning the entire Group support the conduct agenda from strategy, insight, product, processes, through to sales and service to drive consistently good customer outcomes. Risk Division has played a key role in shaping this strategy and determining conduct risk measures to monitor performance and continue to support the journey to be market leading in complaint management through robust root cause analysis and remediation.

Capital strength

During the year, the Group’s common equity tier 1 (CET1) capital position has continued to build to 12.8 per cent, increasing by 2.5 per cent in the year, in line with its capital generative strategy. The Group’s EBA and PRA stress testing exercises exceeded the relevant thresholds and the PRA confirmed no requirement to submit a revised capital plan or undertake additional management actions.

Impairment

Through effective risk management the Group’s impairment charge improved by 60 per cent to £1,200 million, mainly driven by the reduction in Run-off assets and the sustained improvement in asset quality.

Operational agility

Risk Division has continued to invest via the Risk Transformation Programme, driving improvements in supporting systems, simplified processes, improved customer experience and improved credit decision engines in order to deliver the most efficient and effective returns for the Group, underpinning the Group’s targeted objective of sustainable growth.

State aid commitments

Risk Division continued to support the Group’s divestment of TSB, with the Group selling 35 per cent of ordinary shares by way of an Initial Public Offering in June 2014, 3.5 per cent through utilisation of an over allotment option in July 2014 and a further 11.5 per cent of the ordinary shares by way of an Institutional Placing in September 2014, remaining on course to complete the divestment by the end of 2015.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK PRIORITIES FOR 2015

–	Enabling and delivering sustainable growth
Helping the business make the right decisions through proactive support and constructive challenge to the business areas whilst delivering the right risk and customer outcomes.

–	Creating the best customer experience
Putting its customers at the heart of its decisions throughout the Group through continued embedding of the conduct strategy and cultural change.

–	Becoming simpler and more efficient
Responding quickly to changing customer, business and regulatory needs.

RISK GOVERNANCE

Risk management strategy and risk appetite are developed and reviewed in tandem with Group strategy. The Group uses an enterprise-wide risk management framework to ensure a robust and consistent approach to risk management is applied across all business areas and all risk types in order to drive improvements in its risk profile in line with risk appetite.

The framework articulates individual and collective accountabilities for risk management, risk oversight and risk assurance and supports the discharge of responsibilities to customers, shareholders and regulators. It establishes a common risk language which assigns risks to which the Group is exposed, to categories which are used consistently to support risk aggregation and reporting. The frameworks will evolve and be periodically updated to reflect any changes in the nature of its business and the external environment.

The framework outlines the key risk management activities undertaken consistently across the Group for all types of risk.

Governance is maintained through delegation of authority from the Board, down through the management hierarchy to individuals, and is supported by a committee based structure designed to ensure that the Group’s risk appetite, policies, procedures, controls and reporting are fully in line with regulations, law, corporate governance and industry best practice.

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

46

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The most significant risks faced by the Group which could impact on the success of delivering against the Group’s strategic objectives together with key mitigating actions are outlined below.

► PRINCIPAL RISKS	► KEY MITIGATING ACTIONS

Credit risk

Any adverse changes in the economic and market environment the Group operates in, or the credit quality and/or behaviour of its borrowers and counterparties would reduce the value of its assets and potentially increase its write-downs and allowances for impairment losses, adversely impacting profitability.

– Credit policy incorporating prudent lending criteria aligned with the Board approved risk appetite to effectively manage credit risk.

– Clearly defined levels of authority ensure the Group lends appropriately and responsibly with separation of origination and sanctioning activities.

– Robust credit processes and controls including well-established governance to ensure distressed and impaired loans are identified, considered and controlled with independent credit risk assurance.

Conduct risk

The Group faces significant potential conduct risk, including selling products to customers which do not meet their needs; failing to deal with customers’ complaints effectively; not meeting customers’ expectations; and exhibiting behaviours which do not meet market or regulatory standards.

– Customer focused conduct strategy implemented to ensure customers are at the heart of everything the Group does.

– Product approval, review processes and outcome testing supported by conduct management information.

– Clear customer accountabilities for colleagues, with rewards driven off customer-centric metrics.

– Learning from past mistakes, including root cause analysis.

Market risk

Key market risks include interest rate risk across the Banking and Insurance businesses. However, the Group’s most significant market risk is from the Defined Benefit Pension Schemes (DBPS) where asset and liability movements impact on its capital position.

– A structural hedge programme has been implemented to manage liability margins and margin compression.

– Board approved pensions risk appetite covering interest rate, credit spreads and equity risks. Credit assets are being purchased and equity holdings reduced in the pension schemes.

– Stress and scenario testing of risk exposures.

Operational risk

The Group faces significant operational risks which may result in financial loss, disruption or damage to its reputation. These include the availability, resilience and security of the Group’s core IT systems and the potential for failings in the Group’s customer processes.

– Continually review IT system architecture to ensure that its systems are resilient and that the confidentiality, integrity and availability of the Group’s critical systems and information assets are protected against cyber attacks.

– Continue to implement the actions from the 2013 independent IT Resilience Review to enhance the resilience of systems supporting the processes most critical to its customers.

Funding and liquidity risk

The Group’s funding and liquidity position is supported by a significant and stable customer deposit base. A deterioration in either its or the UK’s credit rating, or a sudden and significant withdrawal of customer deposits would adversely impact its funding and liquidity position.

– At 31 December 2014 the Group had £109.3 billion of unencumbered primary liquid assets and the Group maintains a further large pool of secondary assets that can be used to access Central Bank liquidity facilities.

– Daily monitoring against a number of market and Group specific early warning indicators and regular stress tests.

– Contingency funding plan to identify liquidity concerns earlier.

Capital risk

The Group’s future capital position is potentially at risk from a worsening macroeconomic environment. This could lead to adverse financial performance for the Group, which could deplete capital resources and/or increase capital requirements due to a deterioration in customers’ creditworthiness.

– Close monitoring of capital and leverage ratios to ensure the Group meets current and future regulatory requirements.

– Comprehensive stress testing analysis to evidence sufficient levels of capital adequacy for the Group under various adverse scenarios.

– In addition to accumulating retained profits the Group can raise additional capital in a variety of ways.

Regulatory risk

The Group is subject to industry wide investigations and reviews into a perceived lack of competition in UK banking and financial services. The outcomes of the UK General Election in May 2015 and the investigations by the CMA and FCA are presently unclear and their impact therefore remains uncertain. Other initiatives under review include the ring-fencing proposals in the Banking Reform Act 2013, the new FCA Consumer Credit regime and CRD IV.

– The Legal, Regulatory and Mandatory Change Committee ensures the Group develops plans for regulatory changes and tracks their progress.

– Continued investment in its people, processes and IT systems is enabling the Group to meet its regulatory commitments.

– Continued engagement with government and regulatory authorities on forthcoming regulatory changes and market investigations and reviews.

People risk

Key people risks include the risk that the Group fails to lead responsibly in an increasing competitive marketplace, particularly with the introduction of the Senior Managers’ Regime and Certification Regime which will come into force in 2015. This may dissuade capable individuals from taking up senior positions within the Group.

– Work collaboratively with regulators to implement the new Individual Accountability Regime in 2015, ensuring burden of proof and attestation requirements are effectively implemented.

– Maintain competitive working practices to attract, retain and engage high quality people.

– Create a work environment which listens and acts on colleague feedback, making the Group the best bank for colleagues.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

► KEY RISK INDICATORS		Commentary	► FUTURE FOCUS
IMPAIRMENT CHARGE	ASSET QUALITY RATIO[1]	The material reduction reflects lower levels of new impairment as a result of effective risk management, improving economic conditions and the continued low interest rate environment, together with Run-off asset reductions.	– Continue to support the UK economy through appropriate lending to Retail and Commercial customers including first-time buyers and SMEs, without compromising on risk appetite.
Read more on page 59
BANKING COMPLAINTS PER 1,000 ACCOUNTS[1] (EXCL. PPI)		FCA reportable banking complaints increased during the year due to legacy and historic issues, with the increase largely driven by increased activity from claims management companies.	– Continued reduction in complaint levels through root-cause analysis and improvements in complaints handling.
Read more on page 95
PENSION (DEFICIT)/SURPLUS		The DBPS are in a surplus of £890 million at 2014 which is an improvement from a £787 million deficit in 2013. Volatility has been reduced due to interest rate and inflation hedging and equity sales.	– Continue to effectively manage the DBPS to secure pensions provision to members and minimise Group impact.
Read more on page 97
AVAILABILITY OF CORE SYSTEMS		IT service availability improved on 2013 with 99.96 per cent availability across the Group’s key IT systems. It continues to invest in improving the resilience of its systems to avoid outages and minimise any customer impact.	– Ongoing investment in IT resilience. – Risk appetite monitoring for critical business processes.
Read more on page 103
PRIMARY LIQUIDITY/<1yr WHOLESALE FUNDING	LOAN TO DEPOSIT RATIO[1]	Primary and secondary liquidity assets provide a substantial buffer in the event of an extended market dislocation.	– Continue to meet all current regulatory ratios and ensure the Group meets all future regulatory ratios.
Read more on page 105
CET1 RATIO[1]	LEVERAGE RATIO	Further progress has been made in improving the Group’s capital position through a strongly capital generative strategy, including Run-off and disposal of assets, and the issuance of new additional tier 1 and tier 2 securities in April and November 2014 respectively.

– Continue to meet current and future regulatory requirements, whilst optimising value for shareholders.

– The Group expects to generate between 1.5 per cent and 2.0 per cent of CET1 per annum (pre-dividend).

Read more on page 112
LEGAL, REGULATORY AND MANDATORY INVESTMENT SPEND		The Group continues to build constructive relationships with the regulators in order to effectively manage the regulatory change agenda.	– Ongoing constructive engagement with regulators. – Continued compliance with the regulatory change agenda.
Read more on page 125
BEST BANK FOR CUSTOMERS[2]		As part of the Group’s colleague engagement survey the Best Bank for Customers index is designed to help the Group understand the colleague views on progress the Group is making towards becoming the best bank for customers.	– Continued action to further strengthen performance to become the best bank for customers.
Read more on page 127
[1] These key risk indicators are also key performance indicators (KPIs). [2] New measure for 2014. No comparison data available for 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK MANAGEMENT

Risk management is at the heart of the Group’s strategy to become the best bank for customers.

Risk Division’s mission is to support the business in delivering sustainable growth. This is achieved through informed risk decision making and superior risk and capital management, supported by a consistent risk-focused culture across the Group.

The risk overview (pages 45 to 49) provides a summary of risk management within the Group. It highlights the important role of risk as a strategic differentiator, risk achievements in 2014 and priorities for 2015 along with a brief overview of the Group’s risk governance structure and the principal risks faced by the Group and key mitigating actions.

This full risk management section provides a more in-depth picture of how risk is managed within the Group, detailing the Group’s emerging risks, approach to stress testing, risk governance and committee structure and the Group’s appetite for risk (pages 52 to 58) and a full analysis of the primary risk drivers (pages 59 to 129) – the framework by which risks are identified, managed, mitigated and monitored.

Each risk driver is described and managed using the following standard headings: definition, appetite, exposures, measurement, mitigation and monitoring.

See risk overview on page 45

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

The Group has a conservative business model embodied by a risk culture founded on a prudent approach to managing risk. The Group refreshed its Codes of Business and Personal Responsibility in 2014 reinforcing its approach where colleagues are accountable for the risks they take and the needs of customers are paramount.

The focus remains on building and sustaining long-term relationships with customers whatever the economic climate.

RISK APPETITE

–	The Group defines risk appetite as ‘the amount and type of risk that the Group is prepared to seek, accept or tolerate.’

–	The Group’s strategy operates in tandem with its high level risk appetite which is supported by more detailed metrics and limits. An updated Risk Appetite Statement was approved by the Board in 2014. This incorporated recommendations from the Non-Executive Directors and is fully aligned with Group strategy.

–	Risk appetite is embedded within principles, policies, authorities and limits across the Group.

–	Risk appetite will continue to evolve to reflect external market developments and the composition of the Group.

–	The Group optimises performance by allowing business units to operate within approved risk appetite and limits.

GOVERNANCE AND CONTROL

–	Governance is maintained through delegation of authority from the Board down through the management hierarchy, supported by a committee-based structure designed to ensure open challenge and that the Group’s risk appetite, principles, policies, procedures, controls and reporting are fully in line with regulations, law, corporate governance and industry good-practice.

–	Board-level engagement, coupled with the direct involvement of senior management in Group-wide risk issues at Group Executive Committee level, ensures that issues are promptly escalated and remediation plans are initiated where required.

–	The Group’s approach to risk is founded on a robust control framework and a strong risk management culture which ensures that business units remain accountable for risk and therefore guides the way all employees approach their work, behave and make decisions.

–	The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by both the Board and senior management.

–	A strong control framework remains a priority for the Group and is the foundation for the delivery of effective risk management.

RISK DECISION MAKING AND REPORTING

–	Taking risks which are well understood, consistent with strategy and with appropriate margin is a key driver of shareholder value.

–	Risk analysis and reporting supports the identification of opportunities as well as risks.

–	An aggregate view of the Group’s overall risk profile, key risks and management actions, and performance against risk appetite, is reported to and discussed monthly at the Group Risk Committee (and a subset at the Group Asset and Liability Committee), with regular reporting to the Board Risk Committee and the Board.

–	Rigorous stress testing exercises are carried out to assess the impact of a range of adverse scenarios with different probabilities and severities to inform strategic planning.

–	The Chief Risk Officer regularly informs the Board Risk Committee (BRC) of the aggregate risk profile and has direct access to the Chairman and members of the Board Risk Committee. The Chief Risk Officer was appointed to the Board on 29 November 2013.
50

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.1: Exposure to risk arising from the business activities of the Group

The table below provides a high level guide to the how the Group’s business activities are reflected in its risk measures and balance sheet.

LLOYDS BANKING GROUP PLC

► DIVISION	Retail	Commercial Banking	Consumer Finance	Run-Off	Central Items		TSB[1]	Insurance[2]

	The Retail division is a leading provider of current accounts, savings, personal loans, mortgages, wealth business and Retail Business Banking.	The Commercial Banking division supports business clients from small businesses to large corporates, with a range of propositions fully segmented according to client needs	The consumer Finance division comprises the Group’s consumer and corporate Credit Card businesses, along with Black Horse motor financing and Lex Autolease car leasing businesses in Asset Finance.	Run-off includes assets that are outside of the Group’s risk appetite.	Central Items include assets held outside the main operating divisions, relating to Group Corporate Treasury which holds the Group’s liquidity portfolio and Group Operations.		Standalone TSB is a multi-channel retail banking business, it serves retail and small business customers; providing a full range of retail banking products.	The Insurance division is one of the UK’s largest insurers and provides long-term savings, protection and investment products and general insurance products to customers in the UK and Europe
Risk-weighted assets (RWAs):
– Credit Risk[3]	£53.4bn	£83.4bn	£17.4bn	£15.4bn	£11.8bn		£5.2bn	–
– Counterparty Credit Risk[3]	–	£11.0bn	–	–	£0.3bn		–	–
– Operational Risk	£14.3bn	£7.1bn	£3.5bn	£1.4bn	–		–	–
– Market Risk	–	£4.7bn	–	–	–		–	–
Total (Excluding Threshold)	£67.7bn	£106.2bn	£20.9bn	£16.8bn	£12.1bn		£5.2bn	–
– Threshold		–	–	–	£10.8bn	[2]	–	–
TOTAL	£67.7bn	£106.2bn	£20.9bn	£16.8bn	£22.9bn		£5.2bn	–

[1]	TSB RWAs are on a Lloyds Banking Group reporting basis and differ to those reported by TSB as a standalone regulated entity.

[2]	As a separate regulated business, Insurance maintains its own regulatory solvency requirements, including appropriate management buffers, and reports directly to Insurance Board. Insurance does not hold any RWAs, as its assets are removed from the Banking Group’s regulatory capital calculations. However, part of the Group’s investment in Insurance is included in the calculation of Threshold RWAs, subject to the CRD IV rules, while the remainder is taken as a capital deduction.

[3]	Exposures relating to the default fund of a central counterparty and credit valuation adjustments are included in Credit Risk and Counterparty Credit Risk respectively for the purposes of this table.

Principal risks

The Group’s principal risks are shown in the Risk Overview (pages 45 to 49). The Group’s emerging risks are shown overleaf. Full analysis of the Group’s risk drivers are on pages 59 to 129.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EMERGING RISKS

The Group considers the following to be risks that have the potential to increase in significance and affect the performance of the Group.

These risks are considered alongside the Group’s five year operating plan.

Risk	Key mitigating actions
Compliance and Competition Regulation There is a material volume of regulatory change including market studies undertaken by the FCA and Competition and Markets Authority, overhaul of the Senior Managers Regime and evolving regulatory oversight on the Payments agenda. All of these could impact on the Group’s direction, structure and returns.	–	Close working with the FCA and other regulatory bodies to support positive customer outcomes and compliance.
	–	Rigorous implementation of a well defined and embedded Conduct Strategy and customer redress actions.

	–	Embedding appropriate policies in the Risk Management Framework.

	–	Full participation in all industry wide initiatives and IT investment to support new and secure payment product delivery channels.

	–	Embedding competition risk within key policies.
Leveraging data Increasing regulatory scrutiny under EU Data Protection Regulation could have material commercial impact on the Group’s strategy as currently proposed.	–	Assessment of the possible impacts of this legislation is ongoing and the Group expects to deliver enhanced systems to fulfil related regulatory requirements.
Digital
Internet and mobile technologies are changing the way the Group interfaces with its customers. The evolution of these technologies will require the Group to assess these services in respect of its conduct approach, multi-channel distribution, operational and legal developments and back office digitalisation.	–	A full review of digital offering and related business plans to ensure the Group is fully able to respond.

	–	Addressing the Group’s digital solutions in all relevant policies, standards, governance and control models.

Data integrity and systems infrastructure	–	Group investments will continue to address data integrity and security.
The Group must continue to invest to maintain robust data integrity, security to ensure the quality, flow and consistency of data to meet regulatory and internal standards including the EU Data Protection Regulation requirements.	–	Assessment of the possible impacts of EU Data Protection Regulation legislation is ongoing and the Group expects to deliver enhanced systems to fulfil related regulatory requirements.

Ring Fencing and Resolution planning UK Ring Fencing legislation and Resolution planning continue to influence the Group’s business and operating model and could impact the ability to, and cost of, servicing customers effectively.	–	Continued progress following close and detailed liaison and engagement with Prudential Regulation Authority (PRA), Bank of England and all relevant regulatory bodies to deliver required Resolution and Ring Fencing obligations.

	–	Extensive resources mobilised to deliver on requirements.

Evolving capital requirements The regulatory capital framework continues to be developed and there is a risk that this will give rise to higher regulatory capital expectations than the Group has anticipated within its strategic plans. Developments are being made at a global level through the FSB and Basel Committee, at a European level mainly through the issuance of CRD IV technical standards and guidelines and within the UK by the PRA and through directions from the FPC.	–	The Group has made significant progress and continues to deliver on its strategy of strengthening the balance sheet, including its capital position, to improve the resilience of the Group.
	–	The Group continues to work closely with regulatory authorities and industry associations to ensure that it is able to identify and respond to proposed regulatory changes.
	–	The Group has strong governance, processes and controls which, combined with the Group’s proactive management of risk, result in an appropriate level of capital.

Impact of accounting standards New reporting requirements under IFRS 9 introduce forward looking credit loss models which could lead to changes in the timing of reporting of impairments and therefore the Group’s capital position.	–	Impact assessments will continue to be undertaken and subsequent plans put in place to ensure the Group is compliant with this new 2018 reporting standard which will be deployed in a controlled and effective manner.

UK political uncertainty and risk of United Kingdom leaving the European Union The outcome of the General Election, and the likelihood of a referendum oN British membership of the EU, remain unclear.	–	The Group will continue to monitor and assess potential impacts while managing all exposures according to current risk policies.

Geopolitical shocks
Geopolitical uncertainties could impact the current gradual global recovery, market risk pricing, asset price valuations and oil prices leading to tighter financial conditions, higher funding costs and therefore potentially reducing returns.	Risk appetite criteria limits single counterparty bank and non bank exposures, supported by country limits commitments accordingly and a strategy that is UK focused.

The Group has continued to limit the reliance on short-term wholesale funding within the funding structure, favouring customer deposits and long-term wholesale funding coupled with a substantial portfolio of liquid assets.
52

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

STRESS TESTING

OVERVIEW

Stress testing is recognised as an essential risk management tool within the Group by the Board, senior management, the businesses and the risk and finance functions. Stress testing is embedded in the planning process of the Group as a key activity in medium term planning. This allows senior management and Board to assess the base case plan in adverse circumstances and to adjust strategies/propose mitigating actions if the plan does not meet risk appetite in a stressed scenario. A rigorous review and challenge process ensures that senior management is actively involved in the stress testing process.

The Group uses scenario stress testing to:

–	Provide an assessment of strategic plans under adverse circumstances against Board risk appetite to ensure the Group is managed within risk appetite.

–	Drive the development of potential actions and contingency plans to mitigate the impacts of adverse scenarios. Stress testing also links directly to the Group’s Recovery Planning process.

–	Support the Internal Capital Adequacy Assessment Process (ICAAP) and setting of Individual Capital Guidance (ICG).

–	Meet the standards required and information needs of internal and external stakeholders, including regulators.

At least on an annual basis, the Group conducts a detailed macroeconomic stress testing exercise based on the five-year operating plan, which is supplemented with higher-level refreshes of the stress testing exercise if necessary. The exercise aims to highlight the key vulnerabilities of the Group to adverse changes in the economic environment and to ensure that there are adequate financial resources in the event of a downturn. The exercise includes a range of economic scenarios, including a severe stress scenario modelled on the UK-wide PRA stress scenario. Ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requirements.

During 2014, the Group was subject to stress testing exercises carried out by the European Banking Authority (EBA) and the PRA. As announced in October and December, the Group exceeded the capital thresholds set for both these tests and was not required to take any action as a result of these exercises.

The Group’s stress testing programme also involves undertaking assessment of operational risk scenarios, liquidity scenarios, market risk sensitivities, business specific scenarios (see relevant risk section for further information on risk specific level stress testing) and reverse stress testing. This provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group.

METHODOLOGY

The Chief Economist’s Office develops the macroeconomic scenarios to be used by the Group. Internal scenarios are developed based on key uncertainties for the economic outlook. A wide set of economic parameter assumptions is constructed, with over 150 metrics provided such as Gross Domestic Product, Base Rate, unemployment, Property Indices, Insolvencies and Corporate Failures to facilitate modelling of scenarios across the Group. Where an external scenario is provided as was the case with the EBA and the UK-wide PRA stress exercises, the Chief Economist’s Office broadens the externally supplied parameters to the level of detail required by the Group. These are then sent back to the regulator who ensures consistent application of assumptions across banks.

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

The methodologies and modelling approach used for stress testing ensures that a clear link is shown between the macroeconomic scenarios, the business drivers for each area and the resultant stress testing outputs. All material assumptions used in modelling are documented and justified, with a clearly communicated review and sign off process. Modelling is supported by expert judgement and is subject to the Group Model Risk Governance Policy.

Below is an overview of the principal output responsibilities by team.

–	Finance teams in the business prepare and review finance related stress testing results including, but not limited to, income, margins, costs, lending and deposit volumes.

–	Credit risk and market risk teams prepare and review risk-related stress outputs, including, but not limited to, impairment charges, risk-weighted assets, expected loss and trading losses.

–	The Group Financial Risk team provides objective oversight of the finance and risk stress submissions as well as the consolidated Group position and capital ratios and produces analysis packs for the Group’s senior committees.

–	The Group Corporate Treasury team reviews the stress outputs and evaluates the impact upon the Group’s Capital and Funding Plan.

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

GOVERNANCE

Clear accountabilities and responsibilities for stress testing are assigned to senior management and the risk and finance functions throughout the Group. This is formalised through the Business Planning and Stress Testing Policy and Procedures, which are reviewed at least annually.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Group Financial Risk Committee (GFRC), chaired by the Chief Risk Officer, is the Committee that has primary responsibility for oversight of the development and execution of the Group’s stress tests.

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

The review and challenge process includes the detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs.

HOW RISK IS MANAGED IN LLOYDS BANKING GROUP

The following section describes how Lloyds Banking Group manages risk. As a separate standalone entity, TSB Banking Group independently manages its own risks.

Risk management in the business

Line management is directly accountable for identifying and managing any risks inherent or consequential in their individual businesses. A key objective is to ensure that business decisions strike an appropriate balance between risk and reward, consistent with the Group’s risk appetite.

All business areas complete a Control Effectiveness Review (CER) annually, reviewing the effectiveness of their internal controls and putting in place a programme of enhancements where appropriate. Executives from each business area and each GEC member challenge and certify the accuracy of their assessment. This key process is overseen and independently challenged by Policy Owners, Risk Division and Group Audit.

This approach provides the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across the Group.

Risk Management Framework (RMF)

The RMF (see Risk Overview, page 46) is structured around nine components which meet and align with the industry-accepted internal control framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

Role of the Board and senior management – key responsibilities of the Board and senior management include:

–	setting risk appetite and approval of the RMF;

–	approval of Group-wide risk principles and policies;

–	the cascade of delegated authority (e.g. to Board sub-committees and the Group Chief Executive); and

–	effective oversight over risk management consistent with the risk appetite.

Risk appetite – the business plan is aligned to the Risk Appetite Statement so that the Group’s short and medium-term business objectives match its risk tolerances which are translated into relevant risk limits for business units.

Risk appetite is defined within the Group as the amount and type of risk that the Group is prepared to seek, accept or tolerate. Risk appetite is documented in a Risk Appetite Statement reviewed and approved annually by the Board. The Board risk appetite is aligned to the Risk Appetite Framework, and in turn the Risk Management Framework and Group Risk Principles.

As a separate regulated entity with its own Board, the Insurance business maintains its own Risk Appetite Framework, aligned to the Group risk appetite. Where deemed material and relevant, Insurance business metrics, are included in the Group Board Risk Appetite Statement.

The Group’s strategy operates in tandem with the Board risk appetite and business planning is undertaken with a view to meeting the requirements of the Board risk appetite.

ROLE OF THE BOARD AND GROUP EXECUTIVE COMMITTEE MEMBERS

Board:

–	Approves the type and level of risk the Group is prepared to accept and the boundaries within which management must operate when setting strategy and executing the business plan.

–	Holds the Group Chief Executive and other Senior Executives accountable for the integrity of the Board Risk Appetite Statement.

–	Reviews and approves reporting, against the Board risk appetite statement.

–	Ensures executive remuneration is aligned with risk appetite adherence.

Group Chief Executive and GEC members:

–	Ensure that the Board Risk Appetite Statement is developed in collaboration with the Chief Risk Officer and is fully embedded in the business.

–	Ensure resources and processes are in place to support the Board Risk Appetite framework.

–	Are accountable for the integrity of the Board Risk Appetite Statement, including the timely identification and escalation of breaches and for developing mitigating actions.

–	Ensures risk appetite is fully embedded including/across strategy, planning, decision making processes and remuneration.

–	Monitor compliance with Board risk appetite.

Board Chief Risk Officer:

–	Develops the Board Risk Appetite Statement in collaboration with the Group Chief Executive and other GEC members.

–	Obtains the Board’s support and approval of the Board Risk Appetite Statement.

–	Oversees that the metrics are fully embedded by the business and reported on a monthly basis.
54

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Ensures breaches are identified, escalated and appropriate mitigating action is taken by the business.

Risk appetite is embedded across the Group in the following ways:

–	Communication – Board Risk Appetite Metrics developed and agreed with business and operational teams. In addition Board Risk Appetite cascaded down into more detailed metrics and limits within Functional and Divisional Sub-Board Risk Appetite Statements along with additional supporting metrics which should be used to drive local decision making and behaviours.

–	Policies – Group Policies updated to ensure they are aligned with Risk Appetite Statement.

–	Reporting – Performance against Board Risk Appetite metrics reported to Divisional, Functional, and Group Risk Committees and the BRC and Board.

–	Performance Management – Group and Divisional Scorecards include adherence to risk appetite as a general measure and include more detailed risk appetite measures which are pertinent for that area of the Group.

–	Key Decision Making – Strategy operates in tandem with risk appetite and the Group’s annual Operating Plan is developed within the boundaries set by risk appetite.

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

Three Lines of Defence model – the RMF is implemented through a ‘Three lines of Defence’ model which defines clear responsibilities and accountabilities and ensures effective independent oversight and assurance activities take place covering key decisions.

–	Business lines (first line) have primary responsibility for risk decisions, identifying, measuring, monitoring and controlling risks within their areas of accountability. They are required to establish effective governance, and control frameworks for their business compliant with Group Policy requirements, to maintain appropriate risk management skills, mechanisms and toolkits, and to act within Group risk appetite parameters set and approved by the Board.

–	Risk Division (second line) is a centralised function providing oversight and independent challenge to the effectiveness of risk decisions taken by business management, providing advice and guidance, reviewing challenging and reporting on the risk profile of the Group and ensuring that mitigating actions are appropriate.

–	Group Audit (third line) provides independent, objective assurance and consulting activity designed to add value and improve the organisation’s operations. It helps the Group accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control and governance processes.

Mandate of the Risk Division – the objective of Risk Division is to provide both proactive advice and constructive challenge to the business. It also has a key role in promoting the implementation of a strategic approach to risk management reflecting the risk appetite and RMF agreed by the Board that encompasses:

–	embedded effective risk management processes;

–	transparent focused risk monitoring and reporting;

–	provision of expert and high quality advice and guidance to the Board, executives and management on strategic issues and horizon scanning including pending regulatory changes; and

–	provision of a working environment in which Risk Division is trusted and respected, and promotes a constructive dialogue with the first line through advice, development of common methodologies, understanding, education, training, and development of new tools.

Risk Division, headed by the Chief Risk Officer, consists of seven risk directors and their specialist teams. These teams provide oversight and independent challenge to business management and support senior management and the Board with independent reporting on risks and opportunities. Risk directors, responsible for each risk type, meet on a regular basis under the chairmanship of the Chief Risk Officer to review and challenge the risk profile of the Group and to ensure that mitigating actions are appropriate.

The Chief Risk Officer is accountable for developing and leading an industry-wide recognised Risk function that adds value to the Group by:

–	providing a regular comprehensive view of the Group’s risk profile, key risks both current and emerging, and management actions;

–	(with input from the business areas and Risk Division) proposing Group risk appetite to the Board for approval, and oversighting performance of the Group against risk appetite;

–	developing an effective RMF meeting regulatory requirements for approval by the Board, and oversighting execution and compliance; and

–	challenging management on emerging risks and providing expert risk and control advice to help management maintain an effective risk and control framework.

The Risk directors:

–	provide independent advice, oversight and challenge to the business;

–	design, develop and maintain policies, specific risk frameworks and guidance to ensure alignment with business imperatives and regulatory requirements;

–	establish and maintain appropriate governance structures, culture, oversight and monitoring arrangements which ensure robust and efficient compliance with relevant risk-type risk appetites and policies;

–	lead regulatory liaison on behalf of the Group including horizon scanning and regulatory development for their risk type; and

–	propose risk appetite and oversight of the associated risk profile across the Group.
55

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Risk monitoring, aggregation and reporting – identified risks are logged and reported on a monthly basis or as frequently as necessary to the appropriate committee. The extent of the risk is compared to the overall risk appetite as well as specific limits or triggers. When thresholds are breached, committee minutes are clear on the actions and timeframes required to resolve the breach and bring risk within given tolerances. There is a clear process for escalation of risks and risk events.

Culture – supporting the formal frameworks of the RMF is the underlying culture, or shared behaviours and values, which sets out in clear terms what constitutes good behaviour and good practice. In order to effectively manage risk across the organisation, the functions encompassed within the Three lines of Defence have a clear understanding of risk appetite, business strategy and an understanding of (and commitment to) the role they play in delivering it. A number of levers are used to reinforce the risk culture, including tone from the top, clear accountabilities, effective communication and challenge and an appropriately aligned incentive structure.

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

Independent challenge

Group Audit provides independent assurance to the Audit Committee and the Board that risks within the Group are recognised, monitored and managed within acceptable parameters. Group Audit is fully independent of the Risk Division and the business, and seeks to ensure objective challenge to the effectiveness of the risk governance framework.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK GOVERNANCE

The risk governance structure below is integral to implementing the RMF across the Group and, by ensuring risk is appropriately represented on key committees, ensures that risk management is discussed in these meetings. This structure outlines the flow and escalation of risk information and reporting from business areas and Risk Division to the GEC and Board. Conversely, strategic direction and guidance is cascaded down from the Board and GEC.

The components of the RMF can be found in the risk overview on page 47.

Table 1.2: Risk governance structure

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BOARD, EXECUTIVE AND RISK COMMITTEES

The Group’s risk governance structure (see table 1.2) strengthens risk evaluation and management, while also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.

Assisted by the Board Risk and Audit Committees, the Board approves the Group’s overall governance, risk and control frameworks and risk appetite. Refer to the Corporate Governance section on pages 161 to 182, for further information on Board committees.

The divisional/functional risk committees review and recommend divisional/functional risk appetite and monitors local risk profile and adherance to appetite.

The Insurance Division, as a separate regulated entity, has its own Board and governance structure. The Insurance Board, assisted by a Risk Oversight Committee and Audit Committee, approves the governance, risk and control frameworks for the Insurance business and the Insurance business risk appetite, ensuring it aligns with the Group’s framework and risk appetite.

Table 1.3: Executive and Risk Committees

Committees	Risk focus
Group Executive Committee
Group Executive Committee (GEC)	Supports the Group Chief Executive in ensuring the effectiveness of the Group’s risk management framework and the clear articulation of the Group’s risk policies, while also reviewing the Group’s aggregate risk exposures and concentrations of risk.
The Group Executive is supported by:
Group Risk Committee	Reviews and recommends the Group’s risk appetite and governance, risk and control frameworks, material Group policies and the allocation of risk appetite. The committee also regularly reviews risk exposures and risk/reward returns and approves material risk models.
Group Asset and Liability Committee	Responsible for the strategic management of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. It is also responsible for the risk management framework for market risk, liquidity risk, capital risk and earnings volatility.
Executive Compensation Committee	Provides governance and oversight for Group-wide remuneration matters and policies.
Group Executive Committee Members’ Committees
Group Product Governance Committee	Provides strategic and senior oversight over design, launch and management of products including new product approval, periodic product reviews and management of risk in the back book.
Group Rectification Committee	Ensures appropriate control and oversight of material events which have a customer impact.
Pensions Committee	Assists the Chief Financial Officer in relation to Group pension arrangements, all-employee share plans and benefits, except for executive and senior management incentive plans, which are specifically reserved to the Remuneration Committee.
The Group Risk Committee is supplemented by the following committees to ensure effective oversight of risk management:
Credit Risk Committees	Responsible for the development and effectiveness of the relevant credit risk management framework, clear description of the Group’s credit risk appetite, setting of credit policy, and compliance with regulatory credit requirements.
Group Market Risk Committee	Monitors and reviews the Group’s aggregate market risk exposures and concentrations and provides a proactive and robust challenge around business activities giving rise to market risks.
Group Operational Risk Committee	Responsible for identifying significant current and emerging operational risks or accumulation of risks and control deficiencies across the Group and reviewing associated oversight plans to ensure pre-emptive risk management action. The committee also seeks to ensure that adequate business area engagement occurs to develop, implement and maintain the Group’s operational risk management framework.
Group Conduct and Compliance Risk Committee	Responsible for monitoring and challenging the Group’s compliance and conduct risk management framework, aggregated compliance and conduct risk profile, and its alignment with agreed risk appetite.
Group Financial Crime Committee	Reviews and challenges the management of financial crime risk including the overall strategy and performance and engagement with financial crime authorities. The committee is accountable for ensuring that, at Group level, financial crime risks are effectively identified and managed within risk appetite and that strategies for financial crime prevention are effectively co-ordinated and implemented across the Group.
Group Financial Risk Committee	Responsible for reviewing, challenging and recommending to GEC, GRC, the Group Individual Liquidity Adequacy Assessment and Internal Capital Adequacy Assessment Process submissions, the Group Recovery Plan, and the annual stress testing of the Group’s operating plan, PRA and EBA stress tests, and other Group-wide macroeconomic stress tests.
Group Model Governance Committee	Responsible for setting the framework and standards for model governance across the Group, including establishing appropriate levels of delegated authority and principles underlying the Group’s risk modelling framework, specifically regarding consistency of approach across business units and risk types. It approves risk models other than material models which are approved by the Group Risk Committee. This also meets PRA requirements regarding the governance and approval for Internal Ratings Based models.
58

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FULL ANALYSIS OF RISK DRIVERS

The Group’s risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided below.

PRIMARY RISK DRIVERS

Credit risk[1]	Conduct risk[1]	Market risk[1]	Operational risk[1]	Funding and liquidity risk[1]	Capital risk[1]	Regulatory risk[1]	Insurance risk	People risk[1]	Financial reporting risk	Governance risk
Page 59	Page 95	Page 97	Page 103	Page 105	Page 112	Page 125	Page 126	Page 127	Page 128	Page 129

[1]	The Group considers these to be principal risks. See Risk Overview pages 45 to 49 for further details.

SECONDARY RISK DRIVERS

Concentration risk Counterparty and customer risk Country transfer risk Collateral management	Customer risk Product risk Product distribution/ advice	Equity risk Foreign exchange risk Interest rate risk Credit spread risk Inflation risk Property risk Alternative assets Basis risk Commodity risk

Regulatory

processes

Client money/

fiduciary

obligations

Conduct

processes

Financial crime

Fraud

People

processes

Sourcing

Service
provision

Physical

security

Information

security

IT systems

Change

Business

processes

Financial

reporting

processes

Governance

processes

Risk processes

			Funding risk Liquidity risk	Capital sufficiency risk Capital efficiency risk	Prudential risk Compliance risk Competition risk Legal risk	Mortality risk Longevity risk Morbidity risk Customer behaviour risk (including persistency risk) Property insurance risk Expenses risk	Resourcing Performance and reward Culture and engagement Talent and succession Learning Wellbeing Legal and regulatory (people)	Financial and prudential regulatory reporting Tax reporting and compliance Disclosure Pillar 3 report Delegated authorities Accounting policies	Governance

The Group considers reputational impact in the course of managing all its risks and therefore does not classify reputational impact as a separate risk driver.

CREDIT RISK

Definition

Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their obligations (both on and off-balance sheet).

Risk appetite

Credit risk appetite is described and reported on a monthly basis through a suite of Board metrics derived from a combination of accounting and credit portfolio performance measures, which include the use of credit risk rating systems as inputs. The Board metrics are supported by more detailed sub-Board appetite metrics at divisional and business level and by a comprehensive suite of credit risk appetite statements, credit policies, sector caps, and product and country limits to manage concentration risk and exposures within the Group’s approved risk appetite. The metrics cover but are not limited to geographic concentration, single name customer concentration, mortgage exposure, Loan to Value ratios (LTVs), higher risk sector concentration, limit utilisation, leveraged exposure, equity exposure, affordability and the quality of new lending.

Credit risk appetite statements and credit policies are regularly reviewed to ensure that the metrics continue to reflect the Group’s risk appetite appropriately.

For further information on risk appetite refer to page 54.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Exposures

The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments, debt securities and derivatives to customers, financial institutions and sovereigns. The credit risk exposures of the Group are set out in note 54 on page F-112. Credit risk exposures are categorised as ‘retail’, arising primarily in the Retail, Consumer Finance and Run-off divisions, and small and medium sized enterprises (SMEs) and corporate (including corporates, banks, financial institutions and sovereigns) arising primarily in the Commercial Banking, Run-off and Insurance divisions.

In terms of loans and advances, credit risk arises both from amounts lent and commitments to extend credit to a customer or bank as required. These commitments can take the form of loans and overdrafts or credit instruments such as guarantees and standby, documentary and commercial letters of credit. With respect to commitments to extend credit, the Group is potentially also exposed to loss in an amount equal to the total unused commitments. However, the likely amount of loss is less than the total unused commitments, as most retail commitments to extend credit can be cancelled without notice and the creditworthiness of customers is monitored frequently. Most commercial term commitments to extend credit are contingent upon customers maintaining specific credit standards, which are monitored regularly.

Credit risk can also arise from debt securities, private equity investments and derivatives. The total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2014 is shown on page 67. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 54 on page F-112.

Credit risk exposures in the Insurance business largely result from holding bond and loan assets in the shareholder funds (including the annuity portfolio) and from exposure to reinsurers. Second order credit risk exposure exists within the unit-linked funds, through the value of future fee income, and with-profits funds, through any guarantees.

Credit risk exposure also arises in the Group’s defined benefit pension schemes from holding investments. Note 38 on page F-60 provides further information on the defined benefit schemes’ assets and liabilities.

Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose the Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If the Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance. This may be because the borrower is in financial difficulty, or because the terms required to refinance are outside acceptable appetite at the time. Refinance risk exposures are managed in accordance with the Group’s existing credit risk policies, processes and controls, and are not considered to be material given the Group’s prudent and through the cycle credit risk appetite. Where refinance risk exists (such as in the Run-off book) exposures are minimised through intensive account management and are impaired or forborne where appropriate.

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

The quality measurement of both retail and commercial counterparties/exposures is largely based on the outcomes of credit risk (probability of default – PD) models. The Group operates a significant number of different rating models, typically developed internally using statistical analysis and management judgement – retail models rely more on the former, commercial models include more of the latter, especially in the larger corporate and more specialised lending portfolios. Internal data is supplemented with external data in model development, where appropriate.

The models vary, inter alia, in the extent to which they are point in time versus through the cycle. The models are subject to rigorous validation and oversight/governance including, where appropriate, benchmarking to external information.

In commercial portfolios the PD models segment counterparties into a number of rating grades, with each grade representing a defined range of default probabilities, and there are a number of different model rating scales. Counterparties/exposures migrate between rating grades if the assessment of the PD changes. The modelled PDs ‘map’ through local scales to a single Corporate (non-retail) Master Scale comprising of 19 non-default ratings. Together with four default ratings the Corporate Master Scale forms the basis on which internal reporting is completed.

In the principal retail portfolios, exposure at default and loss given default models are also in use. They have been developed internally and use statistical analysis combined, where appropriate, with external data and subject matter expert judgement.

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

Credit principles, risk policies and appetite statements: Risk Division sets out the credit principles, risk policies and appetite statements. Principles and policies are reviewed regularly, and any changes are subject to a review and approval process. Policies and risk appetite statements, where appropriate, are supported by lending guidelines, which provide a disciplined and focused benchmark for credit decisions. Collectively they define

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

chosen target market and risk acceptance criteria. Risk Division also use early warning indicators to help anticipate future areas of concern and allow the Group to take early and proactive mitigating actions. Risk oversight teams monitor credit performance trends, review and challenge exceptions to planned outcomes, and test the adequacy of credit risk infrastructure and governance processes throughout the Group. This includes tracking portfolio performance against an agreed set of key appetite tolerances. Oversight and reviews are also undertaken by Group Audit and Credit Risk Assurance.

Controls over rating systems: The Group has established an independent team in the Risk Division that sets common minimum standards, designed to ensure risk models and associated rating systems are developed consistently, and are of sufficient quality to support business decisions and meet regulatory requirements. Internal rating systems are developed and owned by the Risk Division. The designated model owner takes responsibility for ensuring the validation of the rating systems, supported and challenged by an independent specialist group function.

Concentration risk: Credit risk management includes portfolio controls on certain industries, sectors and product lines to reflect risk appetite as well as individual, customer and bank limit guidelines. Credit policies and appetite statements are aligned to the Group’s risk appetite and restricts exposure to higher risk countries and more vulnerable sectors and segments. Note 18 on page F-43, provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on lending, but may instead require new business in concentrated sectors to fulfil additional certain minimum policy and/or guideline requirements. The Group’s large exposures are reported in accordance with regulatory reporting requirements.

Cross-border exposures: The Board sets country risk appetite. Within this, country limits are authorised by the country risk appetite committee, taking into account economic, financial, political and social factors. Group policies stipulate that these limits must be consistent with, and support, the approved business and strategic plans of the Group.

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

Stress testing and scenario analysis: The Group’s credit portfolios are also subjected to regular stress testing, with stress scenario assessments run at various levels of the organisation. Exercises focused on individual divisions and portfolios are performed in addition to the Group led and regulatory stress tests. For further information on the stress testing process, methodology and governance refer to page 53.

Credit risk assurance and review: A specialist team within Group Audit, comprising experienced credit professionals, is in place to perform credit risk assurance. This team carries out independent risk based internal control audits and credit quality reviews, providing an assessment of the effectiveness of internal controls, risk management practices, credit risk classification, as well as the accuracy of impairment provisions. These audits and reviews cover the diverse range of the Group’s businesses and activities, and include both ’standard’ risk based audits and reviews as well as bespoke assignments to respond to any emerging risks or regulatory requirement. The work of Group Audit therefore continues to provide executive and senior management (and Audit Committee) with assurance and guidance on credit quality, effectiveness of credit risk controls and Business Support Unit (BSU) work out strategies, as well as accuracy of impairments.

Credit risk oversight within Risk Division is also undertaken by independent Credit Risk Oversight functions operating within Retail and Consumer Credit Risk and Commercial Banking which are part of the Group’s second line of defence. Its primary objective is to provide reasonable and independent oversight that credit risk is being managed with appropriate and effective controls. Oversight is executed through a combination of standard and non-standard reviews. Group Audit performs third line of credit risk assurance.

ADDITIONAL MITIGATION FOR RETAIL AND CONSUMER FINANCE CUSTOMERS

The Group uses a variety of lending criteria when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant’s previous credit history using information held by credit reference agencies (CRA). The Group also assesses the affordability of the borrower under a stressed interest rate scenario. In addition, the Group has in place quantitative limits such as product maximum limits, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are hard limits above which the Group will reject the application. The Group also has certain criteria that are applicable to specific products such as for applications for a mortgage on a property that is to be let by the applicant.

In 2014 the Group updated its policy for high-value mortgage lending, to restrict UK mortgage applications for greater than £500,000 to a maximum income multiple of four. This was a targeted policy change primarily designed to address specific inflationary pressures in the London housing market.

For UK mortgages, the Group’s policy is to reject all standard applications with a LTV greater than 90 per cent. Applications with a LTV up to 95 per cent are permitted for certain schemes, for example the UK government’s Help to Buy scheme. For mainstream mortgages the Group has maximum per cent LTV limits which depend upon the loan size. These limits are currently:

Table 1.4: UK mainstream loan to value analysis

Loan size
From	To	Maximum LTV
£1	£600,000	95%
£600,001	£750,000	90%
£750,001	£1,000,000	85%
£1,000,001	£2,000,000	80%
£2,000,001	£5,000,000	70%

For mainstream mortgages greater than £5,000,000 the maximum LTV is 50 per cent. Buy-to-let mortgages are limited to a maximum of £1,000,000 and 75 per cent LTV. All mortgage applications above £500,000 are subject to manual underwriting.

The Group’s approach to underwriting applications for unsecured products ensures that lending is affordable and sustainable. The Group takes reasonable steps to validate information used in the assessment of a customer’s income and expenditure. The Group rejects any application for an

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

unsecured product where a customer is registered as bankrupt or insolvent, or has a County Court Judgment registered at a CRA used by the Group. In addition, for credit cards the Group rejects any applicant with total unsecured debt greater than £50,000 registered at the CRA; revolving debt-to-income ratio greater than 75 per cent; or total unsecured debt-to-income ratio greater than 100 per cent. For unsecured personal loan applications, the Group rejects any applicant with total unsecured debt greater than £50,000 registered at the CRA.

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

The Group uses credit scorecards for decision making, both at an application stage and throughout the credit lifecycle. The scorecards are developed in-house using a variety of data sources. These sources include the customer’s application for credit (for example, number of dependants, address and loan term); data held internally by the Group (for example, other account holdings and the performance of these other accounts); public information (for example, electoral roll data and County Court Judgments, bankruptcies); and data held by credit reference agencies (for example, performance of credit lines with other lenders and applications for credit to other lenders). The selection of data characteristics and the weightings associated with the characteristics are determined by the Group in accordance with industry-recognised standards for scorecard development. Scorecards are approved and monitored in accordance with Group Model Governance policies.

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

The United Kingdom has a number of credit reference agencies which, as well as providing lenders with data, have also developed commercially available credit scores to lenders and consumers. However, unlike the US, there is no dominant provider of credit scores and significantly less consumer awareness of these scores. The Group does not base its lending decisions on these commercially-available scores and instead uses the scorecards developed in-house, as detailed above.

ADDITIONAL MITIGATION FOR COMMERCIAL CUSTOMERS

Individual credit assessment and independent sanction: With the exception of small exposures on SME customers where relationship managers have limited delegated sanctioning authority, credit risk in commercial customer portfolios are subject to sanction by the independent Risk Division, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward and how credit risk aligns to the Group’s risk appetite. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities and limit guidelines. Approval requirements for each decision are based on a number of factors including the transaction amount, the customer’s aggregate facilities, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty and customer underwriting is generally the same as that for assets intended to be held to maturity.

Counterparty limits: Limits are set against all types of exposure in a counterparty name, in accordance with an agreed methodology for each exposure type. This includes credit risk exposure on individual derivative transactions, which incorporates potential future exposures from market movements against agreed confidence intervals. Aggregate facility levels by counterparty are set and limit breaches are subject to escalation procedures.

Daily settlement limits: Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

COLLATERAL

The principal collateral types for loans and advances, contingent liabilities and derivatives with commercial and bank counterparties/customers are:

–	mortgages over residential and commercial real estate;

–	charges over business assets such as premises, inventory and accounts receivables;

–	financial instruments such as debt securities;

–	cash; and

–	guarantees received from third parties (such as export credit agencies).

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

It is the Group’s policy that collateral should always be realistically valued by an appropriately qualified source, independent of both the credit decision process and the customer, at the time of borrowing. Collateral values are reviewed on a regular basis and will vary according to the type of lending and collateral involved. For residential mortgages, the Group adjusts open market property values to take account of the costs of realisation and any discount associated with the realisation of the collateral. In order to minimise the credit loss, the Group may seek additional collateral from the counterparty as soon as impairment indicators are identified for the relevant individual loans and advances.

The Group considers risk concentrations by collateral providers and collateral type, as appropriate, with a view to ensuring that any potential undue concentrations of risk are identified and suitably managed by changes to strategy, policy and/or business plans.

Refer to note 54 for further information on collateral.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MASTER NETTING AGREEMENTS

Where it is appropriate and likely to be effective, the Group seeks to enter into master netting agreements. Although master netting agreements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis, they do reduce the credit risk to the extent that, if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. The Group’s overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since this is the net position of all trades under the master netting agreement.

OTHER CREDIT RISK TRANSFERS

The Group also undertakes asset sales, credit derivative based transactions and securitisations as a means of mitigating or reducing credit risk, taking into account the nature of assets and the prevailing market conditions.

Monitoring

In conjunction with Risk Division, businesses identify and define portfolios of credit and related risk exposures and the key benchmarks, behaviours and characteristics by which those portfolios are managed and monitored in terms of credit risk exposure. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. Risk Division in turn produces an aggregated review of credit risk throughout the Group, including reports on significant credit exposures, which are presented to the Divisional Risk Committees, GRC and the BRC.

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

INTENSIVE CARE OF CUSTOMERS IN FINANCIAL DIFFICULTY

The Group operates a number of treatments to assist borrowers who are experiencing financial stress. The material elements of these treatments through which the Group has granted a concession, whether temporarily or permanently, are set out below and in note 54 on page F-112.

RETAIL CUSTOMERS AND CONSUMER FINANCE CUSTOMERS

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

Assistance is provided through trained colleagues in branches and dedicated telephony units, and via online guidance material. For those customers requiring more intensive help, assistance is provided through dedicated support units where tailored repayment programmes can be agreed. Customers are actively supported and referred to free money advice agencies when they have multiple credit facilities, including those at other lenders that require restructuring. Within the Collections and Recoveries functions, the sharing of best practice and alignment of policies across the Group has helped to drive more effective customer outcomes and achieve operational efficiencies.

One component of the Group’s relationship management approach is to contact customers showing signs of financial difficulty to discuss their circumstances and offer solutions to prevent their accounts falling into arrears.

The specific tools available to assist customers vary by product and the customer’s status. In defining the treatments offered to customers who have experienced financial distress, the Group distinguishes between the following categories:

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
63

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COMMERCIAL CUSTOMERS

Early identification, control and monitoring are key in order to support the customer and protect the Group. With the exception of small exposures on SME customers all non-retail loans and advances in the Commercial Banking and Run-off Divisions are reviewed at least annually by the independent Risk Division (and more frequently where required). As part of the Group’s established Credit Risk Classification system, every loan and advance in the good book is categorised as either ‘good’ or ‘watchlist’. This complements the Group’s risk rating tools and is designed to identify and highlight portfolio levels of asset quality as well as individual problem credits. All watchlist names are reviewed by the business and Risk Division regularly, and the classification is updated if required. This process seeks to ensure that relationship managers act promptly to identify, and highlight to senior management those customers who have the possibility to become higher risk in the future.

Those customers deemed higher risk where there is cause for concern over future repayment capability or where there is a risk of impairment will lead to the customer being transferred to the Business Support Unit (BSU) at an early stage. In addition, any forbearance concession requested by a customer is reviewed and must be approved by the independent Risk Division. If approved and Risk Division determines that the customer is in financial difficulty and the concession is outside of the Group’s appetite, then the customer will be transferred to BSU. The over-arching aim of the BSU is to provide support and work with each customer to try and resolve the issues, to restore the business to a financially viable position and thereby bring about a business turnaround. This may involve a combination of debt restructuring, work out strategies and other types of forbearance.

BSU case officers manage non-retail distressed assets in Commercial Banking and Run-off Divisions, and are part of the independent Risk Division. They are highly experienced and operate in a closely controlled and monitored environment, including regular oversight and close scrutiny by senior management. The BSU case officers will continue to work in partnership with Relationship Managers throughout the process to achieve the shared common goals.

A detailed assessment is undertaken by the specialist risk team for cases in BSU and to assist in reducing and minimising risk exposure and to also highlight potential strategic options. A range of information is required to fully appraise and understand the customer’s business, cashflow (and therefore debt serviceability) and will involve the Group, in addition to using its own internal sector experts, engaging professional advisers to perform asset valuations, strategic reviews and where applicable independent business reviews. The assessment may also involve:

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

The level of Commercial Banking Division BSU gross lending to customers reduced from £7.3 billion to £5.0 billion between 31 December 2013 and 31 December 2014. The net reduction of £2.3 billion in BSU managed lending in Commercial Banking was driven by returns to mainstream, disposals, write-offs and repayments. In addition, as a result of the continued deleverage of the non-retail Run-off portfolio during 2014 and the focus on reducing the level of higher risk loans, the level of Run-off assets managed by BSU has reduced materially during the year.

The Group’s accounting policy for loan renegotiations and forbearance is set out in note 2 on page F-12. Income statement information set out in the credit risk tables is on an underlying basis (see page 28).

THE GROUP CREDIT RISK PORTFOLIO IN 2014

Significant reduction in impairments

–	The impairment charge decreased by 60 per cent from £3,004 million in 2013 to £1,200 million in 2014. The impairment charge has decreased across all divisions. The material reduction reflects lower levels of new impairment as a result of effective risk management, improving economic conditions and the continued low interest rate environment.

–	The charge also benefited from significant provision releases but at lower levels than seen during 2013.

–	The impairment charge as a percentage of average loans and advances to customers improved to 24 basis points compared to 57 basis points during 2013.

–	Impaired loans as a percentage of closing advances reduced to 2.9 per cent at 31 December 2014, from 6.3 per cent at 31 December 2013, driven by improvements in all divisions. Impaired loans reduced substantially by £18 billion during the period, mainly due to disposals and write-offs, and lower levels of newly impaired loans.

–	Impairment provisions as a percentage of impaired loans increased from 50.1 per cent at 31 December 2013 to 56.4 per cent at 31 December 2014, driven by the Retail, Commercial Banking and Run-off divisions.

Low risk culture and prudent risk appetite

–	The Group is delivering sustainable growth by maintaining the Group’s lower risk origination discipline. The overall quality of the portfolio has improved over the last 12 months.

–	The Group continues to deliver above market lending growth in SME whilst maintaining the Group’s prudent risk appetite. Portfolio credit quality has remained stable or improved across key metrics.

–	The Group continues to adopt a conservative stance across the Eurozone, maintaining close portfolio scrutiny and oversight. Detailed contingency plans are in place and exposures to financial institutions domiciled in peripheral Eurozone countries remain modest and managed within tight risk parameters.
64

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Re-shaping of the Group is substantially complete

–	Run-off net assets have reduced from £33.3 billion to £16.9 billion at the end of 2014. This reduction was capital accretive.

–	The Run-off portfolio now represents only 3.0 per cent of the overall Group’s total loans and advances and poses substantially less downside risk to the Group. The remaining assets are the subject of frequent review, and are impaired to appropriate levels based on external evidence and internal reviews.

–	The Group’s UK Direct Real Estate gross lending at 31 December 2014 in Commercial Banking, Wealth (within Retail division) and Run-off divisions was £21.6 billion (31 December 2013: gross £27.8 billion). The portfolio continues to reduce significantly, and the higher risk Run-off element of the book has reduced from gross: £7.6 billion to gross £3.3 billion during 2014. The remaining gross lending of £18.3 billion (31 December 2013: £20.2 billion) is the lower risk element in Commercial Banking and Wealth, where the Group continues to write new business within conservative risk appetite parameters. The loan to value (LTV) profile of he UK Direct Real Estate portfolio in Commercial Banking continues to improve.

–	The Group continues to reduce its exposure to Ireland with gross loans and advances reducing by £7.5 billion during 2014 mainly due to strategic transactions, disposals, write-offs and net repayments. The Group has disposed of two significant impaired portfolios in 2014, with a combined gross book value of £2.4 billion.

–	The Irish commercial portfolio remains significantly impaired at 89 per cent, with provision coverage of 81 per cent. Net exposure in Ireland commercial has fallen to £1.0 billion (31 December 2013: £3.4 billion).

–	The Irish Retail portfolio has reduced from £5,944 million at 31 December 2013 to £4,464 million at 31 December 2014. Within this portfolio, impaired loans have reduced from £1,002 million (16.9 per cent) at 31 December 2013 to £120 million (2.7 per cent) at 31 December 2014, driven primarily by the disposal of the majority of impaired assets in the second half of 2014.

–	The Acquisition Finance (leverage lending) portfolio has materially reduced and gross loans and advances totalled £1,910 million as at 31 December 2014. The Run-off element of the Acquisition Finance portfolio totalled only £40 million (net £22 million) as at 31 December 2014.

Table 1.5: Group impairment charge by division

	2014	2013	Change
	£m	£m	%
Retail	599	760	21
Commercial Banking	83	398	79
Consumer Finance	215	343	37
Run-off	203	1,389	85
TSB	98	109	10
Central items	2	5	60
Total impairment charge	1,200	3,004	60
Impairment charge as a % of average advances	0.24%	0.57%

Table 1.6: Total impairment charge

	2014	2013	Change
	£m	£m	%
Loans and advances to customers	1,183	2,988	60
Debt securities classified as loans and receivables	2	1	(100)
Available-for-sale financial assets	5	15	67
Other credit risk provision	10	–
Total impairment charge	1,200	3,004	60

Table 1.7: Movement in gross impaired loans

	2014
		Commercial	Consumer				2013
	Retail	Banking	Finance	Run-off	TSB	Total	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January	6,730	5,047	946	19,309	227	32,259	46,293
Classified as impaired during the year	2,067	963	262	1,397	136	4,825	9,552
Transferred to not impaired during the year	(1,751)	(745)	(91)	(1,872)	(67)	(4,526)	(3,054)
Repayments	(1,090)	(732)	(98)	(1,108)	(47)	(3,075)	(1,603)
Amounts written off	(965)	(719)	(156)	(5,120)	(44)	(7,004)	(9,520)
Impact of disposal of business and asset sales	(64)	(357)	(96)	(6,771)	–	(7,288)	(9,377)
Exchange and other movements	–	(216)	(47)	(620)	–	(883)	(32)
At 31 December	4,927	3,241	720	5,215	205	14,308	32,259
65

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.8: Group impaired loans and provisions

					Impairment
	Loans and		Impaired loans		provision as % of
	advances to	Impaired	as % of closing	Impairment	impaired
	customers	loans	advances	provisions[1]	loans[2]
	£m	£m	%	£m	%
At 31 December 2014
Retail	317,347	4,927	1.6	1,734	38.8
Commercial Banking	102,459	3,241	3.2	1,594	49.2
Consumer Finance	21,273	720	3.4	309	70.5
Run-off	18,316	5,215	28.5	3,927	75.3
TSB	21,729	205	0.9	88	42.9
Reverse repos and other items[3]	9,635
Total gross lending	490,759	14,308	2.9	7,652	56.4
Impairment provisions	(7,652)
Fair value adjustments[4]	(403)
Total Group	482,704
At 31 December 2013
Retail	316,765	6,730	2.1	1,838	29.5
Commercial Banking[5]	108,050	5,047	4.7	2,384	47.2
Consumer Finance	19,547	946	4.8	411	76.0
Run-off	38,481	19,309	50.2	10,975	56.8
TSB	23,553	227	1.0	99	43.6
Reverse repos and other items[3]	2,779
Total gross lending	509,175	32,259	6.3	15,707	50.1
Impairment provisions	(15,707)
Fair value adjustments[4]	(516)
Total Group	492,952

[1]	Impairment provisions include collective unimpaired provisions.
[2]	Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries (31 December 2014: £437 million in Retail loans and overdrafts, £26 million in Retail Business Banking and £282 million in Consumer Finance credit cards; 31 December 2013: £476 million in Retail loans and overdrafts, £34 million in Retail Business Banking and £405 million in Consumer Finance credit cards).
[3]	Includes £4.4 billion (31 December 2013: £2.6 billion) of lower risk loans (social housing, infrastructure and education) transferred from Commercial Banking division into Insurance division shareholder funds to support the Group’s annuity portfolio.
[4]	The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group’s consolidated financial records at their fair value and took into account both the expected losses and market liquidity at the date of acquisition. The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred. The element relating to market liquidity unwinds to the income statement over the estimated expected lives of the related assets (until 2014 for commercial loans and 2018 for retail loans) although if an asset is written-off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment). The fair value unwind in respect of impairment losses incurred was £251 million for the period ended 31 December 2014 (31 December 2013: £512 million). The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written-off, and will reduce to zero over time.
[5]	Loans and advances to customers restated. See note 1, page F-11.
66

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.9: Derivative credit risk exposures

		Traded over the counter
	Traded on	Settled	Not settled
	recognised	by central	by central
	exchanges	counterparties	counterparties	Total
	£m	£m	£m	£m
At 31 December 2014
Notional balances
Foreign exchange	–	–	456,215	456,215
Interest rate	82,201	5,768,373	972,531	6,823,105
Equity and other	4,808	–	10,034	14,842
Credit	–	–	18,063	18,063
Total	87,009	5,768,373	1,456,843	7,312,225

Fair values
Assets		127	35,322
Liabilities		(117)	(32,988)
Net asset		10	2,334

At 31 December 2013
Notional balances
Foreign exchange	104	11,244	421,824	433,172
Interest rate	234,360	3,880,519	926,554	5,041,433
Equity and other	3,972	–	14,808	18,780
Credit	336	–	6,171	6,507
Total	238,772	3,891,763	1,369,357	5,499,892

Fair values
Assets		1,376	28,808
Liabilities		(1,310)	(26,464)
Net asset		66	2,344

1 See note 1.

The total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2014 is shown in the table above. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 54 on page F-121.

RETAIL

–	The Retail impairment charge was £599 million in 2014, a decrease of 21 per cent compared to 2013. The decrease was primarily driven by underlying improvements in portfolio quality and the sale of recoveries assets in the Loans and Overdrafts portfolios.

–	The Retail impairment charge, as an annualised percentage of average loans and advances to customers, decreased to 19 basis points in 2014 from 24 basis points in 2013.

–	Retail impaired loans decreased by £1,803 million to £4,927 million compared with 31 December 2013, driven by the Secured portfolio. Retail impaired loans represent 1.6 per cent of closing loans and advances to customers compared with 2.1 per cent at 31 December 2013.

Table 1.10: Retail impairment charge

	2014	2013	Change
	£m	£m	%
Secured	281	249	(13)
Loans and overdrafts	279	478	42
Wealth	8	14	43
Retail Business Banking	31	19	(63)
Total impairment charge	599	760	21
Impairment charge as a % of average advances	0.19%	0.24%
67

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.11: Retail impaired loans and provisions

			Impaired loans		Impairment
	Loans and		as a %		provisions as a %
	advances to	Impaired	of closing	Impairment	of impaired
	customers	loans	advances	provisions[1]	loans[2]
	£m	£m	%	£m	%
At 31 December 2014
Secured	303,121	3,911	1.3	1,446	37.0
Loans and overdrafts:
Collections		258		220	85.3
Recoveries[3]		437		–
	10,395	695	6.7	220	85.3
Wealth	2,962	270	9.1	40	14.8
Retail Business Banking:
Collections		25		28
Recoveries[3]		26		–
	869	51	5.9	28	112.0
Total gross lending	317,347	4,927	1.6	1,734	38.8
Impairment provisions	(1,734)
Fair value adjustments	(392)
Total	315,221

			Impaired loans		Impairment
	Loans and		as a %		provisions as a %
	advances to	Impaired	of closing	Impairment	of impaired
	customers	loans	advances	provisions[1]	loans[2]
	£m	£m	%	£m	%
At 31 December 2013
Secured	302,019	5,503	1.8	1,447	26.3
Loans and overdrafts:
Collections		343		285	83.1
Recoveries[3]		476		–
	10,598	819	7.7	285	83.1
Wealth	3,232	325	10.1	55	16.9
Retail Business Banking:
Collections		49		51
Recoveries[3]		34		–
	916	83	9.1	51	104.1
Total gross lending	316,765	6,730	2.1	1,838	29.5
Impairment provisions	(1,838)
Fair value adjustments	(673)
Total	314,254
[1]	Impairment provisions include collective unimpaired provisions.
[2]	Impairment provisions as a percentage of impaired loans are calculated excluding unsecured loans in recoveries.
[3]	Recoveries assets are written down to the present value of future expected cash flows on these assets.

Secured

–	Impaired loans reduced to £3,911 million at 31 December 2014 compared to £5,503 million at 31 December 2013.

–	Impairment provisions remained stable at £1,446 million at 31 December 2014 (31 December 2013: £1,447 million). As a result of this impairment provisions as a percentage of impaired loans increased to 37.0 per cent from 26.3 per cent at 31 December 2013.

–	The impairment charge increased by £32 million, to £281 million compared with 2013. The impairment charge as an annualised percentage of average loans and advances to customers, increased to 9 basis points in 2014 from 8 basis points in 2013.

–	The value of mortgages greater than three months in arrears (excluding repossessions) decreased by £2,249 million to £6,344 million at 31 December 2014 compared to £8,593 million at 31 December 2013.

–	The average indexed loan to value (LTV) on the mortgage portfolio at 31 December 2014 decreased to 49.2 per cent compared with 53.3 per cent at 31 December 2013. The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 2.2 per cent at 31 December 2014, compared with 5.4 per cent at 31 December 2013.

–	The average LTV for new mortgages and further advances written in 2014 was 64.8 per cent compared with 64.0 per cent for 2013 reflecting the Group’s participation in the UK government’s Help to Buy scheme.
68

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Loans and overdrafts

–	The impairment charge decreased by £199 million, to £279 million compared with 2013. The annualised impairment charge, as a percentage of average loans and advances to customers, reduced to 2.6 per cent in 2014 from 4.2 per cent in 2013.

–	Impaired loans have decreased by £124 million since 31 December 2013 to £695 million at 31 December 2014 which represents 6.7 per cent of closing loans and advances to customers, compared with 7.7 per cent at 31 December 2013.

–	Impairment provisions decreased by £65 million compared with 31 December 2013.

Table 1.12: Retail secured and unsecured loans and advances to customers

	At	At
	31 Dec 2014	31 Dec 2013
	£m	£m
Secured:
Mainstream	228,176	228,030
Buy-to-let	53,322	50,346
Specialist[1]	21,623	23,643
	303,121	302,019
Loans and overdrafts:
Loans	8,204	8,282
Overdrafts	2,191	2,316
	10,395	10,598
Wealth	2,962	3,232
Retail Business Banking	869	916
Total gross lending	317,347	316,765

[1]	Specialist lending has been closed to new business since 2009.

Table 1.13: Mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts %		Value of loans[1]		Total mortgage balances %
	2014	2013	2014	2013	2014	2013	2014	2013
	cases	cases	%	%	£m	£m	%	%
Mainstream	37,849	50,437	1.7	2.2	4,102	5,683	1.8	2.5
Buy-to-let	5,077	6,250	1.1	1.4	658	859	1.2	1.7
Specialist	9,429	11,870	6.3	7.3	1,584	2,051	7.3	8.7
Total	52,355	68,557	1.8	2.3	6,344	8,593	2.1	2.8

[1]	Value of loans represents total book value of mortgages more than three months in arrears.

The stock of repossessions decreased to 1,740 cases at 31 December 2014 compared to 2,179 cases at 31 December 2013.

69

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.14: Period end and average LTVs across the Retail mortgage portfolios

	Mainstream	Buy-to-let	Specialist	Total	Unimpaired	Impaired
	%	%	%	%	%	%
At 31 December 2014
Less than 60%	44.6	32.4	31.4	41.5	41.7	22.5
60% to 70%	19.9	27.3	19.5	21.2	21.3	15.3
70% to 80%	18.5	21.8	19.8	19.2	19.2	17.8
80% to 90%	10.6	9.4	14.9	10.7	10.6	16.7
90% to 100%	4.5	6.8	8.7	5.2	5.2	11.9
Greater than 100%	1.9	2.3	5.7	2.2	2.0	15.8
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	228,176	53,322	21,623	303,121	299,210	3,911
Average loan to value:[1]
Stock of residential mortgages	46.3	61.3	59.2	49.2
New residential lending	65.3	62.7	n/a	64.8
Impaired mortgages	60.1	81.0	72.6	64.9
At 31 December 2013
Less than 60%	36.4	19.1	20.1	32.3	32.6	15.3
60% to 70%	16.6	20.7	15.7	17.2	17.3	11.2
70% to 80%	19.8	26.5	19.3	20.9	21.0	15.4
80% to 90%	15.2	15.7	20.1	15.6	15.6	17.7
90% to 100%	7.4	11.6	14.3	8.6	8.5	16.1
Greater than 100%	4.6	6.4	10.5	5.4	5.0	24.3
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	228,030	50,346	23,643	302,019	296,516	5,503
Average loan to value:[1]
Stock of residential mortgages	49.9	67.9	66.2	53.3
New residential lending	64.0	64.0	n/a	64.0
Impaired mortgages	67.2	90.4	80.8	72.2

[1]	Average loan to value is calculated as total loans and advances as a percentage of the total collateral of these loans and advances.

INTEREST ONLY MORTGAGES

The Group provides interest only mortgages to customers, whereby payments of interest only are made for the term of the mortgage, with the customer responsible for repaying the principal outstanding at the end of the loan term.

Retail has reduced its exposure to residential interest only mortgages throughout 2014. New residential interest only mortgages are limited to a maximum loan to value of 75 per cent, with a verifiable repayment vehicle sufficient to repay the loan. Interest only mortgages represented 0.1 per cent of new residential mortgages in 2014 (0.4 per cent in 2013).

Table 1.15: Analysis of residential interest-only mortgages, excluding Buy-to-let mortgages

	2014	2013
Interest only balances (£m)[1]	90,649	101,293
Impaired Loans (£m)	2,012	2,829
Interest only balances as a % of total mortgage book	37.2	41.1
Average loan to value (%)	51.0	55.9

[1]	In addition the Group has Buy-to-let interest only balances of £47,761 million (2013: £44,978 million) and certain other interest only balances of £4,153 million (2013: £4,669 million)

For existing interest only mortgages, a contact strategy is in place throughout the term of the mortgage to ensure that customers are aware of their obligations to repay the principal upon maturity of the loan. The weighted average term to maturity of the interest only balances included in the table above is 12 years; the profile of residential interest only maturities is shown below.

70

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.16:  Analysis of residential interest-only mortgages maturities, excluding Buy-to-let mortgages

£m	1 Year	2-5 Years	6-10 Years	> 11 Years
Value of loans as at 31 December 2014[1]	1.8	9.2	14.6	52.7
Value of loans as at 31 December 2013[1]	1.7	9.5	15.1	61.2

[1]	Excludes mortgage accounts which consist of partial interest only and partial capital repayment.

Treatment strategies exist to help customers who may not be able to fully repay the principal balance at maturity. Of the residential interest only mortgages which have missed the payment of principal at the end of term, balances of £1,117 million remain at 31 December 2014 (£895 million at 31 December 2013). The average loan to value of these accounts is 28.7 per cent at 31 December 2014 (28.0 per cent at 31 December 2013). Of these accounts, 8.4 per cent are impaired (7.4 per cent at 31 December 2013).

COMMERCIAL BANKING

–	Commercial Banking net impairment charge was £83 million in 2014, substantially lower than £398 million in 2013. The material reduction reflects better quality origination, improving economic conditions, continued low interest rates and provision releases.

–	The obligor credit quality of the Commercial Banking lending portfolio is predominantly rated good or better. New business is of good quality and generally better than the back book average.

–	Impaired loans reduced substantially by 35.8 per cent to £3,241 million compared with 31 December 2013 mainly due to disposals and write-offs. As a percentage of closing loans and advances to customers, impaired loans reduced to 3.2 per cent from 4.7 per cent at 31 December 2013.

–	Impairment provisions reduced to £1,594 million (31 December 2013: £2,384 million) and includes collective unimpaired provisions of £338 million (31 December 2013: £436 million).

Table 1.17: Commercial Banking impairment charge

	2014 £m	2013 £m	Change %
SME	15	162	91
Other	68	236	71
Total impairment charge	83	398	79
Impairment charge as a % of average advances	0.08%	0.37%

Table 1.18: Commercial Banking impaired loans and provisions

					Impairment
					provisions
	Loans and		Impaired loans		as a % of
	advances to	Impaired	as a % of	Impairment	impaired
	customers	loans	closing advances	provisions[1]	loans
	£m	£m	%	£m	%
At 31 December 2014
SME	28,256	1,546	5.5	398	25.7
Other	74,203	1,695	2.3	1,196	70.6
Total gross lending	102,459	3,241	3.2	1,594	49.2
Reverse repos	5,145
Impairment provisions	(1,594)
Fair value adjustments	–
Total	106,010

At 31 December 2013
SME	27,268	2,194	8.0	623	28.4
Other[2]	80,782	2,853	3.5	1,761	61.7
Total gross lending	108,050	5,047	4.7	2,384	47.2
Reverse repos	120
Impairment provisions	(2,384)
Fair value adjustments	18
Total	105,804

[1]	Includes collective unimpaired provisions of £338 million (31 December 2013: £436 million).
[2]	Loans and advances to customers restated. See note 1, page F-11.
71

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SME

–	The SME portfolio continues to grow within prudent and consistent credit risk appetite parameters. Net lending has increased 5 per cent since 2013 reflecting the Group’s commitment to the UK economy and the Funding for Lending Scheme.

–	Portfolio credit quality has remained stable or improved across all key metrics.

Other Commercial Banking
–	Other Commercial Banking comprises £74,203 million of gross loans and advances to customers in Mid Markets, Global Corporates and Financial Institutions.

–	The Mid-Markets portfolio remains UK-focused and dependent on the performance of the domestic economy. Overall credit quality remained stable during 2014.

–	The real estate business within Mid Markets is focused predominantly upon unquoted private real estate portfolios. Credit quality continues to improve and the number of new impaired connections is minimal.

–	The Global Corporate portfolio continues to be predominantly investment grade focused.

–	The real estate business within Global Corporate is focused on the upper end of the UK property market with a bias to the quoted publicly listed and funds sector. Portfolio credit quality remains good being underpinned by seasoned management teams with proven asset management skills.

–	The Financial Institutions portfolio relates to relationships which are either client focused or held to support the Group’s funding, liquidity or general hedging requirements.

–	Traded products continue to be predominantly short-term and/or collateralised with inter-bank activity mainly undertaken with strong investment grade counterparties.

Commercial Banking UK Direct Real Estate LTV analysis

–	The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities such as hotels, care homes and housebuilders).

–	The Group manages its exposures to Direct Real Estate across a number of different coverage segments.

–	Approximately three quarters of loans and advances to UK Direct Real Estate relate to commercial real estate with the remainder residential real estate.

–	The Group uses a variety of methodologies to assess the value of property collateral, where external valuations are not available. These include use of market indexes, models and subject matter expert judgement.

Table 1.19: LTV – UK direct real estate

	At 31 December 2014[1]				At 31 December 2013[1]
	Unimpaired	Impaired	Total		Unimpaired	Impaired	Total
	£m	£m	£m	%	£m	£m	£m	%
UK exposures >£5 million
Less than 60%	3,985	52	4,037	47.8	4,365	79	4,444	42.4
60% to 70%	1,644	62	1,706	20.2	2,113	69	2,182	20.8
70% to 80%	964	17	981	11.6	1,117	42	1,159	11.0
80% to 100%	66	211	277	3.3	285	122	407	3.9
100% to 120%	–	–	–	–	20	351	371	3.5
120% to 140%	130	6	136	1.6	130	170	300	2.9
Greater than 140%	–	95	95	1.1	79	206	285	2.7
Unsecured	1,222	–	1,222	14.4	1,336	6	1,342	12.8
	8,011	443	8,454	100.0	9,445	1,045	10,490	100.0
UK exposures <£5 million	8,833	644	9,477		8,565	715	9,280
Total	16,844	1,087	17,931		18,010	1,760	19,770
[1]	Exposures exclude £0.4 billion of gross UK Direct Real Estate lending in Wealth (within Retail division).
72

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONSUMER FINANCE

–	The Consumer Finance impairment charge reduced by 37 per cent to £215 million in 2014 with a substantial improvement in the asset quality ratio. This has been driven by a continued underlying improvement of portfolio quality supported by the sale of recoveries assets in the Credit Cards and Asset Finance portfolios.

–	Total impaired loans as a percentage of closing loans and advances to customers decreased to 3.4 per cent (£720 million) at 31 December 2014 compared to 4.8 per cent (£946 million) at 31 December 2013.

Table 1.20: Consumer Finance impairment charge

	2014 £m	2013 £m	Change %
Credit Cards	186	274	32
Asset Finance UK	30	52	42
Asset Finance Europe	(1)	17
Total impairment charge	215	343	37
Impairment charge as a % of average advances	1.05%	1.76%

Table 1.21: Consumer Finance impaired loans and provisions

					Impairment
			Impaired		provisions
	Loans and		loans as a %		as a % of
	advances to	Impaired	of closing	Impairment	impaired
	customers	loans	advances	provisions[1]	loans
	£m	£m	%	£m	%
At 31 December 2014
Credit Cards:
Collections		217		166	76.5
Recoveries		282
	9,119	499	5.5	166	76.5
Asset Finance UK	7,204	160	2.2	112	70.0
Asset Finance Europe	4,950	61	1.2	31	50.8
	12,154	221	1.8	143	64.7
	21,273	720	3.4	309	70.5
Impairment provisions	(309)
Fair value adjustments	(30)
Total	20,934

At 31 December 2013
Credit Cards:
Collections		234		226	96.6
Recoveries		405
	9,008	639	7.1	226	96.6
Asset Finance UK	5,061	221	4.4	140	63.3
Asset Finance Europe	5,478	86	1.6	45	52.3
	10,539	307	2.9	185	60.3
	19,547	946	4.8	411	76.0
Impairment provisions	(411)
Fair value adjustments	(47)
Total	19,089
[1]	Impairment provisions include collective unimpaired provisions.
73

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RUN-OFF

–	Run-off impairment charge was £203 million in 2014, substantially lower than £1,389 million in 2013. The material reduction reflects continued proactive management and deleveraging (for example, disposals and write-offs).

–	Impaired assets reduced substantially by 73 per cent to £5,215 million compared with 31 December 2013, mainly due to disposals and write-offs.

Table 1.22: Run-off impairment charge

	2014	2013	Change
	£m	£m	%
Ireland retail	(6)	(26)	(77)
Ireland commercial real estate	67	219	69
Ireland corporate	247	415	40
Corporate real estate and other corporate	(28)	522
Specialist finance	22	345	94
Other	(99)	(86)	15
Total	203	1,389	85
Impairment charge as a % of average advances	0.64%	2.36%

Table 1.23: Run-off impaired loans and provisions

					Impairment
			Impaired		provisions
	Loans and		loans as a %		as a % of
	advances to	Impaired	of closing	Impairment	impaired
	customers	loans	advances	provisions	loans
	£m	£m	%	£m	%
At December 2014
Ireland retail	4,464	120	2.7	141	117.5
Ireland commercial real estate	1,797	1,659	92.3	1,385	83.5
Ireland corporate	1,639	1,393	85.0	1,095	78.6
Corporate real estate and other corporate	3,947	1,548	39.2	911	58.9
Specialist finance	4,835	364	7.5	254	69.8
Other	1,634	131	8.0	141	107.6
	18,316	5,215	28.5	3,927	75.3
Impairment provisions	(3,927)
Fair value adjustments	19
Total	14,408

At December 2013
Ireland retail	5,944	1,002	16.9	638	63.7
Ireland commercial real estate	5,512	5,087	92.3	3,775	74.2
Ireland corporate	3,918	3,235	82.6	2,305	71.3
Corporate real estate and other corporate	11,571	8,131	70.3	3,320	40.8
Specialist finance	9,017	1,368	15.2	565	41.3
Other	2,519	486	19.3	372	76.5
	38,481	19,309	50.2	10,975	56.8
Impairment provisions	(10,975)
Fair value adjustments	186
Total	27,692
74

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Specialist Finance

–	The Specialist Finance Run-off portfolio has been proactively deleveraged down from £9.0 billion gross (£8.5 billion net) to £4.8 billion gross (£4.6 billion net).

–	Gross loans and advances to customers include the Run-off Asset Based Finance portfolios (which mainly include Ship Finance, Aircraft Finance and Infrastructure) and the element of the Acquisition Finance (leverage lending) portfolio classified as Run-off. The Specialist Finance Run-off portfolio also includes a significantly reduced Treasury Asset legacy investment portfolio.

–	The majority of remaining lending of £4.8 billion is in the lower risk Leasing sector where gross drawn lending totalled £2.5 billion as at 31 December 2014.

Ireland

–	The most significant contribution to impaired loans is the Commercial Real Estate portfolio. 92.3 per cent of the portfolio is impaired. The impairment coverage ratio has increased to 83.5 per cent from 74.2 per cent at 31 December 2013 reflecting additional impairments on already impaired connections as well as the impact of deleveraging activities. Net lending in Ireland Commercial Real Estate has reduced to £0.4 billion (31 December 2013: £1.7 billion).

–	Total impaired loans within the Irish retail mortgage portfolio decreased by 88.2 per cent (£878 million) to £118 million compared with £996 million at 31 December 2013. The reduction was driven by the disposal of the majority of impaired assets in the second half of 2014.

–	In the Irish retail mortgage portfolio the average indexed loan to value (LTV) at 31 December 2014 decreased to 88.5 per cent compared with 102.3 per cent at 31 December 2013. The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 38.9 per cent at 31 December 2014, compared with 54.0 per cent at 31 December 2013.

Table 1.24: Ireland Retail mortgage LTV analysis

	Unimpaired		Impaired		Total
	£m	%	£m	%	£m	%
At 31 December 2014
Less than 60%	979	22.5	18	15.2	997	22.4
60% to 70%	356	8.2	4	3.4	360	8.1
70% to 80%	425	9.8	4	3.4	429	9.6
80% to 100%	925	21.3	14	11.9	939	21.0
100% to 120%	933	21.5	15	12.7	948	21.2
120% to 140%	505	11.6	14	11.9	519	11.6
Greater than 140%	221	5.1	49	41.5	270	6.1
Total	4,344	100.0	118	100.0	4,462	100.0
Average loan to value:
Stock of residential mortgages						88.5
Impaired mortgages						124.7

At 31 December 2013
Less than 60%	800	16.3	109	10.9	909	15.3
60% to 70%	297	6.0	56	5.6	353	5.9
70% to 80%	362	7.3	81	8.1	443	7.5
80% to 100%	826	16.7	199	20.0	1,025	17.3
100% to 120%	936	18.9	218	21.9	1,154	19.4
120% to 140%	894	18.1	161	16.2	1,055	17.8
Greater than 140%	826	16.7	172	17.3	998	16.8
Total	4,941	100.0	996	100.0	5,937	100.0
Average loan to value:
Stock of residential mortgages						102.3
Impaired mortgages						104.7
75

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IRELAND COMMERCIAL REAL ESTATE

Net lending in Ireland Commercial real estate has reduced to £0.4 billion (31 December 2013: £1.7 billion). Table 1.25 details the loan to value breakdown based on gross lending of £1.8 billion (31 December 2013: £5.5 billion).

Table 1.25: Ireland Commercial real estate LTV analysis

	At 31 December 2014		At 31 December 2013
	loans and advances		loans and advances
	(gross)		(gross)
	£m	%	£m	%
Gross exposures >€5m
Less than 100%	65	5.0	198	4.6
100% to 200%	281	21.3	550	12.9
200% to 300%	151	11.5	891	20.8
300% to 400%	90	6.8	513	12.0
Greater than 400%	494	37.5	1,682	39.4
Unsecured	236	17.9	440	10.3
	1,317	100.0	4,274	100
Gross exposures <€5m	480		1,238
Total gross exposure	1,797		5,512
Impairment provisions	(1,385)		(3,775)
Total net exposure	412		1,737

Corporate real estate and other corporate

–	This portfolio predominantly consists of UK real estate loans together with other Corporate loans relating to real estate sectors, supported by trading activities (such as hotels, housebuilders and care homes).

–	Net loans and advances reduced by £5.2 billion from £8.2 bilion to £3.0 billion. The book continues to reduce significantly ahead of expectations.

Run-off UK Direct Real Estate LTV analysis

–	The Group considers this portfolio to be appropriately provided for after taking into account the provisions held for each loan and the value of the collateral held.

–	In the case of impaired UK Direct Real Estate exposures (over £5 million), there is a net property collateral shortfall of approximately £60 billion. This figure excludes benefits of credit mitigants such as cross collateralisation and cross guarantees, The Group makes use of a variety of methodologies to assess the value of property collateral, where external valuations are not available. These include use of market indexes, models and subject matter expert judgement.

Table 1.26: Run-off UK Direct Real Estate LTV analysis

	At 31 December 2014				At 31 December 2013
	Unimpaired	Impaired	Total		Unimpaired	Impaired	Total
	£m	£m	£m	%	£m	£m	£m	%
UK exposures >£5 million
Less than 100%	1,578	204	1,782	67.6	2,021	725	2,746	42.3
100% to 200%	34	440	474	18.0	34	1,630	1,664	25.6
200% to 300%	–	86	86	3.3	–	461	461	7.1
300% to 400%	–	149	149	5.7	–	400	400	6.2
Greater than 400%	–	144	144	5.4	6	1,196	1,202	18.5
Unsecured	–	–	–	–	–	23	23	0.3
	1,612	1,023	2,635	100.0	2,061	4,435	6,496	100.0
UK exposures <£5 million	412	261	673		618	525	1,143
Total gross exposure	2,024	1,284	3,308		2,679	4,960	7,639
Impairment provisions	–	(547)	(547)		–	(2,635)	(2,635)
Total net exposure	2,024	737	2,761		2,679	2,325	5,004
76

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EUROZONE EXPOSURES

The following section summarises the Group’s direct exposure to Eurozone countries at 31 December 2014. The exposures comprise on-balance sheet exposures based on their balance sheet carrying values and off-balance sheet exposures, and are based on the country of domicile of the counterparty unless otherwise indicated.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors. In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions, corporates and individuals.

Identified indirect exposure information where available, is also taken into account when setting limits and determining credit risk appetite for individual counterparties. This forms part of the Group’s credit analysis undertaken at least annually for counterparty and sector reviews, with interim updates performed as necessary. Interim updates would usually be triggered by specific credit events such as rating downgrades, sovereign events or other developments such as spread widening. Examples of indirect risk which have been identified where information is available, are: European Banking groups with lending and other exposures to certain Eurozone Countries; corporate customers with operations or significant trade in certain European jurisdictions; major travel operators known to operate in certain Eurozone Countries; and international banks with custodian operations based in certain European locations.

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

The gross IFRS reported values for the exposures to Eurozone countries are detailed in the following tables. However, derivative balances are included within exposures to financial institutions or corporates, as appropriate, at fair value adjusted for master netting agreements at obligor level and net of cash collateral in line with legal agreements. Exposures in respect of reverse repurchase agreements are included on a gross IFRS basis and are disclosed based on the counterparty rather than the collateral (repos and stock lending are excluded); reverse repurchase exposures are not, therefore, reduced as a result of collateral held. Reverse repurchase exposures to Institutional funds secured by UK Gilts are excluded from all Eurozone exposures as detailed in the footnotes. Exposures to central clearing counterparties are shown net.

For multi-country asset backed securities exposures, the Group has reported exposures based on the largest country exposure. The country of exposure for asset backed securities is based on the location of the underlying assets which are predominantly residential mortgages not on the domicile of the issuer.

Insurance shareholder assets are assets where the Group is directly exposed to risk of loss and are held outside the with-profits and unit-linked funds. These exposures relate to direct investments where the issuer is resident in Spain, Italy, Greece, Portugal or Ireland and the credit rating is consistent with the tight credit criteria defined under the appropriate investment mandate. Insurance also has interests in two funds domiciled in Ireland (Global Liquidity Fund and the Investment Cash Fund) where, in line with the investment mandates, cash is invested in short term financial instruments. For these funds, the exposure is analysed on a look through basis to the country risk of the obligors of the underlying assets rather than treating the insurance holding in the funds as exposure to Ireland.

Exposures to selected Eurozone countries

The Group continues to have minimal exposure, in aggregate, which could be considered to be direct recourse to the sovereign risk of the selected countries.

Table 1.27: Selected Eurozone exposures

	Sovereign debt
	Direct	Cash at	Financial institutions		Asset
	sovereign	central			backed			Insurance
	exposures	banks	Banks	Other[1]	securities	Corporate	Personal	assets	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2014
Ireland	–	–	359	–	115	1,672	4,325	–	6,471
Spain	–	–	57	116	–	1,160	49	13	1,395
Portugal	–	–	9	5	–	133	6	–	153
Italy	–	–	354	5	–	93	–	34	486
Greece	–	–	–	–	–	3	–	–	3
	–	–	779	126	115	3,061	4,380	47	8,508
At 31 December 2013
Ireland	–	–	30	392	177	3,851	5,308	116	9,874
Spain	6	5	554	116	23	1,857	41	24	2,626
Portugal	–	–	153	–	193	195	9	–	550
Italy	–	–	74	1	–	106	–	10	191
Greece	–	–	–	–	–	111	–	–	111
	6	5	811	509	393	6,120	5,358	150	13,352

1 Excludes reverse repurchase exposure to Institutional funds domiciled in Ireland secured by UK gilts of £10,450 million (2013: £4,590 million) on a gross basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In addition to the exposures detailed above, the Group has the following exposures to sovereigns, financial institutions, asset backed securities, corporates and personal customers in the following Eurozone countries:

Table 1.28: Other Eurozone exposures

	Sovereign debt
	Direct	Cash at	Financial institutions		Asset
	sovereign	central			backed			Insurance
	exposures	banks	Banks	Other[1]	securities	Corporate	Personal	assets	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2014
Netherlands	320	5,611	597	129	307	1,682	4,888	432	13,966
France	245	–	3,198	1,435	134	2,453	73	1,069	8,607
Germany	181	133	806	1,180	339	1,729	32	877	5,277
Luxembourg	–	–	8	799	74	2,241	–	11	3,133
Belgium	75	–	906	2	–	404	–	27	1,414
Austria	311	–	913	–	–	163	–	–	1,387
All other Eurozone countries	116	–	449	–	–	64	–	94	723
	1,248	5,744	6,877	3,545	854	8,736	4,993	2,510	34,507
At 31 December 2013
Netherlands	–	8,683	741	188	216	2,025	5,434	798	18,085
France	–	–	1,425	17	42	3,199	115	1,017	5,815
Germany	174	1,831	1,107	495	442	1,613	–	721	6,383
Luxembourg	–	–	1	1,337	–	1,595	–	46	2,979
Belgium	–	–	700	1	–	582	–	53	1,336
Austria	127	–	–	–	–	249	–	9	385
All other Eurozone countries	–	–	5	–	–	57	–	163	225
	301	10,514	3,979	2,038	700	9,320	5,549	2,807	35,208

1 Excludes reverse repurchase exposure to Institutional funds secured by UK gilts of £1,455 million (2013: £1,559 million) on a gross basis.

ENVIRONMENTAL RISK MANAGEMENT

The Group ensures appropriate management of the environmental impact of its lending activities. The Group-wide Credit Risk principles require all credit risk to be incurred with due regard to environmental legislation and the Group’s Code of Business Responsibility.

Within Commercial Banking, an electronic environmental risk screening system has been the primary mechanism for assessing environmental risk in lending transactions. This system provides screening of location specific and sector based risks that may be present in a transaction. Identified risk sees the transaction referred to the Group’s expert in-house Environmental Risk team for further review and assessment, as outlined below. Where required, the Group’s panel of environmental consultants provide additional expert support.

The Group provides colleague training in environmental risk management as part of the standard suite of credit risk courses. Supporting this training, a range of online resource is available to colleagues and includes environmental risk theory, procedural guidance, and information on environmental legislation and sector-specific environmental impacts.

The Group has been a signatory to the Equator Principles since 2006 and has adopted and applied the expanded scope of Equator Principles III. The Equator Principles support the Group’s approach to assessing and managing environmental and social issues in Project Finance, Project-Related Corporate loans and Bridge loans. Further information is contained within the Group’s Responsible Business Report.

Table 1.29: Environmental risk management approach

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

ANALYSIS OF LOANS AND ADVANCES TO BANKS AND CUSTOMERS

The following table analyses loans and advances to banks and customers by category of loan at 31 December for each of the five years listed.

	2014	2013	[1]	2012	[1]	2011	2010
	£m	£m		£m		£m	£m
Loans and advances to banks	26,155	25,365		32,760		32,620	30,292
Loans and advances to customers:
Mortgages	333,318	335,611		337,879		348,210	356,261
Other personal lending	23,123	23,230		28,334		30,014	36,967
Agriculture, forestry and fishing	6,586	6,051		5,531		5,198	5,558
Energy and water supply	3,853	4,414		3,321		4,013	3,576
Manufacturing	6,000	7,650		8,530		10,061	11,495
Construction	6,425	7,024		7,526		9,722	7,904
Transport, distribution and hotels	15,112	22,294		26,568		32,882	34,176
Postal and telecommunications	2,624	2,364		1,397		1,896	1,908
Financial, business and other services	44,979	42,478		48,729		64,046	59,363
Property companies	36,682	44,277		52,388		64,752	78,263
Lease financing	3,013	4,435		6,477		7,800	8,291
Hire purchase	7,403	5,090		5,334		5,776	7,208
Total loans	515,273	530,283		564,774		616,990	641,262
Allowance for impairment losses	(6,414)	(11,966)		(15,253)		(18,746)	(18,393)
Total loans and advances net of allowance for impairment losses	508,859	518,317		549,521		598,244	622,869

1 See note 1 on page F-11.

Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013 or 2014. The analysis of loans and advances at 31 December 2012, 2011 and 2010 between domestic and international offices is as follows:

	2012	[1]	2011	2010
	£m		£m	£m
Domestic
Loans and advances to banks	32,073		31,852	28,544
Loans and advances to customers:
Mortgages	322,687		331,715	334,531
Other personal lending	26,119		28,244	34,610
Agriculture, forestry and fishing	5,482		5,010	5,429
Energy and water supply	1,773		1,689	1,583
Manufacturing	7,246		8,055	9,599
Construction	6,481		7,885	6,814
Transport, distribution and hotels	22,205		27,232	26,156
Postal and telecommunications	1,239		1,491	1,391
Financial, business and other services	44,155		56,721	49,931
Property companies	43,683		49,561	59,163
Lease financing	5,306		6,792	7,351
Hire purchase	4,970		5,237	6,319
Total loans	523,419		561,484	571,421
Allowance for impairment losses	(7,076)		(8,025)	(9,786)
Total loans and advances net of allowance for impairment losses	516,343		553,459	561,635

1 See note 1 on page F-11.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2012	2011	2010
	£m	£m	£m
Foreign
Loans and advances to banks	687	768	1,748
Loans and advances to customers:
Mortgages	15,192	16,495	21,730
Other personal lending	2,215	1,770	2,357
Agriculture, forestry and fishing	49	188	129
Energy and water supply	1,548	2,324	1,993
Manufacturing	1,284	2,006	1,896
Construction	1,045	1,837	1,090
Transport, distribution and hotels	4,363	5,650	8,020
Postal and telecommunications	158	405	517
Financial, business and other services	4,574	7,325	9,432
Property companies	8,705	15,191	19,100
Lease financing	1,171	1,008	940
Hire purchase	364	539	889
Total loans	41,355	55,506	69,841
Allowance for impairment losses	(8,177)	(10,721)	(8,607)
Total loans and advances net of allowance for impairment losses	33,178	44,785	61,234

	2012	[1]	2011	2010
	£m		£m	£m
Total
Loans and advances to banks	32,760		32,620	30,292
Loans and advances to customers:
Mortgages	337,879		348,210	356,261
Other personal lending	28,334		30,014	36,967
Agriculture, forestry and fishing	5,531		5,198	5,558
Energy and water supply	3,321		4,013	3,576
Manufacturing	8,530		10,061	11,495
Construction	7,526		9,722	7,904
Transport, distribution and hotels	26,568		32,882	34,176
Postal and telecommunications	1,397		1,896	1,908
Financial, business and other services	48,729		64,046	59,363
Property companies	52,388		64,752	78,263
Lease financing	6,477		7,800	8,291
Hire purchase	5,334		5,776	7,208
Total loans	564,774		616,990	641,262
Allowance for impairment losses	(15,253)		(18,746)	(18,393)
Total loans and advances net of allowance for impairment losses	549,521		598,244	622,869

1 See note 1 on page F-11.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SUMMARY OF LOAN LOSS EXPERIENCE

The following table analyses the movements in the allowance for impairment losses on loans and advances to banks and customers for each of the five years listed.

	2014	2013	2012	2011	2010
	£m	£m	£m	£m	£m
Balance at beginning of year	11,966	15,253	18,746	18,393	14,950
Exchange and other adjustments	(410)	291	(380)	(369)	(7)
Disposal of businesses	–	(176)	–	–	–
Advances written off:
Loans and advances to customers:
Mortgages	(87)	(601)	(133)	(86)	(145)
Other personal lending	(1,329)	(1,437)	(2,267)	(2,617)	(3,344)
Agriculture, forestry and fishing	(8)	(11)	(45)	(11)	(47)
Energy and water supply	–	(102)	(77)	(48)	(36)
Manufacturing	(59)	(130)	(226)	(137)	(385)
Construction	(157)	(84)	(654)	(92)	(365)
Transport, distribution and hotels	(1,119)	(798)	(458)	(329)	(742)
Postal and telecommunications	–	(14)	(7)	(1)	–
Financial, business and other services	(946)	(1,030)	(1,071)	(1,120)	(881)
Property companies	(2,669)	(1,891)	(3,554)	(2,630)	(846)
Lease financing	(4)	(10)	(75)	(224)	(15)
Hire purchase	(54)	(121)	(130)	(192)	(160)
Loans and advances to banks	–	(3)	(10)	(6)	(111)
Total advances written off	(6,432)	(6,232)	(8,707)	(7,493)	(7,077)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	18	28	53	26	12
Other personal lending	600	408	757	326	176
Energy and water supply	–	–	–	–	4
Manufacturing	–	–	–	–	2
Construction	–	–	–	–	1
Transport, distribution and hotels	–	–	1	1	4
Financial, business and other services	–	–	–	–	1
Property companies	–	–	4	–	16
Lease financing	–	–	2	–	–
Hire purchase	63	20	26	68	–
Total recoveries of advances written off	681	456	843	421	216
Total net advances written off	(5,751)	(5,776)	(7,864)	(7,072)	(6,861)
81

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2014	2013	2012	2011	2010
	£m	£m	£m	£m	£m
Effect of unwinding of discount recognised through interest income	(126)	(351)	(374)	(226)	(403)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	(138)	224	278	444	196
Other personal lending	536	920	881	1,669	3,431
Agriculture, forestry and fishing	2	–	54	27	20
Energy and water supply	28	95	71	105	17
Manufacturing	(4)	31	236	206	203
Construction	(81)	66	326	350	463
Transport, distribution and hotels	198	421	649	884	800
Postal and telecommunications	6	(3)	8	15	32
Financial, business and other services	179	552	824	1,464	1,293
Property companies	40	457	1,725	2,776	4,114
Lease financing	(1)	(26)	26	60	57
Hire purchase	(30)	(12)	47	20	101
Loans and advances to banks	–	–	–	–	(13)
Total allowances for impairment losses charged against income for the year	735	2,725	5,125	8,020	10,714
Total balance at end of year	6,414	11,966	15,253	18,746	18,393
Ratio of net write-offs during the year to average loans outstanding during the year	1.1%	1.1%	1.4%	1.2%	1.1%

The Group’s impairment allowances in respect of loans and advances to banks and customers decreased by £5,552 million, or 46 per cent, from £11,966 million at 31 December 2013 to £6,414 million at 31 December 2014. This decrease resulted from a charge to the income statement of £735 million being more than offset by net advances written off of £5,751 million (advances written off of £6,432 million less recoveries of £681 million). The reduction in the charge to the income statement of £1,990 million, or 73 per cent, from £2,725 million in 2013 to £735 million in 2014 particularly reflects lower charges in Commercial Banking and in respect of the Group’s Irish portfolio and other assets which are outside of the Group’s risk appetite, reflecting the continuing run-off of such assets. Charges in Retail and in Consumer Finance also fell, as a result of improved credit quality and the sale of certain recoveries assets in the unsecured portfolios. By category of lending, the most significant elements of the charge to the income statement were a credit of £138 million in respect of mortgages, reflecting recoveries in Ireland, a charge of £536 million in respect of other personal lending and a charge of £198 million in respect of transport, distribution and hotels. Of the net advances written off of £5,751 million, £729 million related to other personal lending, £1,119 million related to transport, distribution and hotels and £2,669 million to property companies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013 or 2014. The analysis of movements in the allowance for impairment losses on loans and advances to banks and customers for the years ended 31 December 2012, 2011 and 2010 between domestic and international offices is as follows:

Domestic	2012 £m	2011 £m	2010 £m
Balance at beginning of year	8,025	9,786	10,785
Exchange and other adjustments	(24)	68	42
Advances written off:
Loans and advances to customers:
Mortgages	(96)	(56)	(130)
Other personal lending	(2,258)	(2,605)	(3,322)
Agriculture, forestry and fishing	(11)	(8)	(8)
Energy and water supply	(68)	(48)	(16)
Manufacturing	(75)	(105)	(196)
Construction	(477)	(38)	(192)
Transport, distribution and hotels	(140)	(247)	(234)
Postal and telecommunications	(1)	(1)	–
Financial, business and other services	(919)	(894)	(827)
Property companies	(528)	(1,594)	(740)
Lease financing	(74)	(120)	(15)
Hire purchase	(129)	(57)	(160)
Loans and advances to banks	(10)	(6)	(111)
Total advances written off	(4,786)	(5,779)	(5,951)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	53	26	12
Other personal lending	751	326	176
Agriculture, forestry and fishing	–	–	–
Energy and water supply	–	–	–
Manufacturing	–	–	–
Construction	–	–	–
Transport, distribution and hotels	1	1	–
Postal and telecommunications	–	–	–
Financial, business and other services	–	–	–
Property companies	–	–	12
Lease financing	2	–	–
Hire purchase	26	68	–
Total recoveries of advances written off	833	421	200
Total net advances written off	(3,953)	(5,358)	(5,751)
83

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Domestic	2012 £m	2011 £m	2010 £m
Effect of unwinding of discount recognised through interest income	(405)	(406)	(474)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	32	24	(27)
Other personal lending	1,121	1,670	2,690
Agriculture, forestry and fishing	15	19	5
Energy and water supply	77	130	30
Manufacturing	81	110	78
Construction	221	168	318
Transport, distribution and hotels	289	298	217
Postal and telecommunications	–	(8)	31
Financial, business and other services	734	1,188	696
Property companies	776	287	1,059
Lease financing	37	48	26
Hire purchase	50	1	74
Loans and advances to banks	–	–	(13)
Total allowances for impairment losses charged against income for the year	3,433	3,935	5,184
Total balance at end of year – Domestic	7,076	8,025	9,786
84

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Foreign	2012 £m	2011 £m	2010 £m
Balance at beginning of year	10,721	8,607	4,165
Exchange and other adjustments	(356)	(437)	(49)
Advances written off:
Loans and advances to customers:
Mortgages	(37)	(30)	(15)
Other personal lending	(9)	(12)	(22)
Agriculture, forestry and fishing	(34)	(3)	(39)
Energy and water supply	(9)	–	(20)
Manufacturing	(151)	(32)	(189)
Construction	(177)	(54)	(173)
Transport, distribution and hotels	(318)	(82)	(508)
Postal and telecommunications	(6)	–	–
Financial, business and other services	(152)	(226)	(54)
Property companies	(3,026)	(1,036)	(106)
Lease financing	(1)	(104)	–
Hire purchase	(1)	(135)	–
Loans and advances to banks	–	–	–
Total advances written off	(3,921)	(1,714)	(1,126)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	–	–	–
Other personal lending	6	–	–
Agriculture, forestry and fishing	–	–	–
Energy and water supply	–	–	4
Manufacturing	–	–	2
Construction	–	–	1
Transport, distribution and hotels	–	–	4
Postal and telecommunications	–	–	–
Financial, business and other services	–	–	1
Property companies	4	–	4
Hire purchase	–	–	–
Total recoveries of advances written off	10	–	16
Total net advances written off	(3,911)	(1,714)	(1,110)
85

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Foreign	2012 £m	2011 £m	2010 £m
Effect of unwinding of discount recognised through interest income	31	180	71
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	246	420	223
Other personal lending	(240)	(1)	741
Agriculture, forestry and fishing	39	8	15
Energy and water supply	(6)	(25)	(13)
Manufacturing	155	96	125
Construction	105	182	145
Transport, distribution and hotels	360	586	583
Postal and telecommunications	8	23	1
Financial, business and other services	90	276	597
Property companies	949	2,489	3,055
Lease financing	(11)	12	31
Hire purchase	(3)	19	27
Loans and advances to banks	–	–	–
Total allowances for impairment losses charged against income for the year	1,692	4,085	5,530
Total balance at end of year – Foreign	8,177	10,721	8,607
86

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Total	2012 £m	2011 £m	2010 £m
Balance at beginning of year	18,746	18,393	14,950
Exchange and other adjustments	(380)	(369)	(7)
Advances written off:
Loans and advances to customers:
Mortgages	(133)	(86)	(145)
Other personal lending	(2,267)	(2,617)	(3,344)
Agriculture, forestry and fishing	(45)	(11)	(47)
Energy and water supply	(77)	(48)	(36)
Manufacturing	(226)	(137)	(385)
Construction	(654)	(92)	(365)
Transport, distribution and hotels	(458)	(329)	(742)
Postal and telecommunications	(7)	(1)	–
Financial, business and other services	(1,071)	(1,120)	(881)
Property companies	(3,554)	(2,630)	(846)
Lease financing	(75)	(224)	(15)
Hire purchase	(130)	(192)	(160)
Loans and advances to banks	(10)	(6)	(111)
Total advances written off	(8,707)	(7,493)	(7,077)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	53	26	12
Other personal lending	757	326	176
Energy and water supply	–	–	4
Manufacturing	–	–	2
Construction	–	–	1
Transport, distribution and hotels	1	1	4
Financial, business and other services	–	–	1
Property companies	4	–	16
Lease financing	2	–	–
Hire purchase	26	68	–
Total recoveries of advances written off	843	421	216
Total net advances written off	(7,864)	(7,072)	(6,861)
87

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Total	2012 £m	2011 £m	2010 £m
Effect of unwinding of discount recognised through interest income	(374)	(226)	(403)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	278	444	196
Other personal lending	881	1,669	3,431
Agriculture, forestry and fishing	54	27	20
Energy and water supply	71	105	17
Manufacturing	236	206	203
Construction	326	350	463
Transport, distribution and hotels	649	884	800
Postal and telecommunications	8	15	32
Financial, business and other services	824	1,464	1,293
Property companies	1,725	2,776	4,114
Lease financing	26	60	57
Hire purchase	47	20	101
Loans and advances to banks	–	–	(13)
Total allowances for impairment losses charged against income for the year	5,125	8,020	10,714
Total balance at end of year – Total	15,253	18,746	18,393

The following table analyses the coverage of the allowance for loan losses by category of loans.

	2014 Allowance £m	2014 Percentage of loans in each category to total loans %	2013 Allowance £m	2013[1] Percentage of loans in each category to total loans %	2012 Allowance £m	2012[1] Percentage of loans in each category to total loans %	2011 Allowance £m	2011 Percentage of loans in each category to total loans %	2010 Allowance £m	2010 Percentage of loans in each category to total loans %
Balance at year end applicable to:
Loans and advances to banks	–	5.1	–	4.8	3	5.8	14	5.3	20	4.7
Loans and advances to customers:
Mortgages	460	64.7	657	63.5	1,113	60.0	948	56.4	526	55.5
Other personal lending	607	4.5	919	4.4	1,147	5.0	1,895	4.9	3,541	5.8
Agriculture, forestry and fishing	18	1.3	38	1.1	67	1.0	51	0.8	16	0.9
Energy and water supply	61	0.7	149	0.8	191	0.6	165	0.7	108	0.6
Manufacturing	179	1.2	296	1.4	337	1.5	475	1.6	540	1.8
Construction	158	1.3	395	1.3	504	1.3	898	1.6	588	1.2
Transport, distribution and hotels	1,051	2.9	1,954	4.2	2,162	4.7	2,117	5.3	1,400	5.3
Postal and telecommunications	17	0.5	11	0.4	40	0.2	62	0.3	50	0.3
Financial, business and other services	1,225	8.7	2,293	8.0	2,764	8.6	3,075	10.4	2,451	9.3
Property companies	2,553	7.1	5,145	8.3	6,664	9.3	8,710	10.5	8,546	12.2
Lease financing	1	0.6	6	0.8	33	1.1	92	1.3	287	1.3
Hire purchase	84	1.4	103	1.0	228	0.9	244	0.9	320	1.1
Total balance at year end	6,414	100.0	11,966	100.0	15,253	100.0	18,746	100.0	18,393	100.0

[1]	See note 1 on page F-11.
88

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013 or 2014. The analysis of the coverage of the allowance for loan losses at 31 December 2012, 2011 and 2010 between domestic and international offices is as follows:

	Domestic		Foreign		Total
2012[1]	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %
Balance at year end applicable to:
Loans and advances to banks	3	6.1	–	1.7	3	5.8
Loans and advances to customers:
Mortgages	106	62.0	1,007	36.8	1,113	60.0
Other personal lending	1,064	5.0	83	5.4	1,147	5.0
Agriculture, forestry and fishing	57	1.0	10	0.1	67	1.0
Energy and water supply	177	0.3	14	3.7	191	0.6
Manufacturing	194	1.4	143	3.1	337	1.5
Construction	215	1.2	289	2.5	504	1.3
Transport, distribution and hotels	715	4.2	1,447	10.6	2,162	4.7
Postal and telecommunications	10	0.2	30	0.4	40	0.2
Financial, business and other services	2,008	8.4	756	11.1	2,764	8.6
Property companies	2,307	8.3	4,357	21.0	6,664	9.3
Lease financing	14	1.0	19	2.8	33	1.1
Hire purchase	206	0.9	22	0.8	228	0.9
Total	7,076	100.0	8,177	100.0	15,253	100.0

	Domestic		Foreign		Total
2011	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %
Balance at year end applicable to:
Loans and advances to banks	14	5.7	–	1.4	14	5.3
Loans and advances to customers:
Mortgages	123	59.1	825	29.7	948	56.4
Other personal lending	1,555	5.0	340	3.2	1,895	4.9
Agriculture, forestry and fishing	39	0.9	12	0.3	51	0.8
Energy and water supply	137	0.3	28	4.2	165	0.7
Manufacturing	318	1.4	157	3.6	475	1.6
Construction	531	1.4	367	3.3	898	1.6
Transport, distribution and hotels	668	4.9	1,449	10.2	2,117	5.3
Postal and telecommunications	35	0.3	27	0.7	62	0.3
Financial, business and other services	2,172	10.1	903	13.2	3,075	10.4
Property companies	2,153	8.8	6,557	27.4	8,710	10.5
Lease financing	63	1.2	29	1.8	92	1.3
Hire purchase	217	0.9	27	1.0	244	0.9
Total	8,025	100.0	10,721	100.0	18,746	100.0

[1]	See note 1 on page F-11.
89

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Domestic		Foreign		Total
2010	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %	Allowance £m	Percentage of loans in each category to total loans %
Balance at year end applicable to:
Loans and advances to banks	20	5.0	–	2.5	20	4.7
Loans and advances to customers:
Mortgages	269	58.4	257	31.1	526	55.5
Other personal lending	2,212	6.1	1,329	3.4	3,541	5.8
Agriculture, forestry and fishing	16	1.0	–	0.2	16	0.9
Energy and water supply	55	0.3	53	2.9	108	0.6
Manufacturing	385	1.7	155	2.7	540	1.8
Construction	364	1.2	224	1.6	588	1.2
Transport, distribution and hotels	546	4.6	854	11.5	1,400	5.3
Postal and telecommunications	50	0.2	–	0.7	50	0.3
Financial, business and other services	1,630	8.7	821	13.5	2,451	9.3
Property companies	3,844	10.4	4,702	27.3	8,546	12.2
Lease financing	189	1.3	98	1.3	287	1.3
Hire purchase	206	1.1	114	1.3	320	1.1
Total	9,786	100.0	8,607	100.0	18,393	100.0
90

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

							Loans and advances
		Loans and	Loans and advances to customers				designated at fair value
(audited)		advances to banks £m	Retail – mortgages £m	Retail – other £m	Commercial £m	Total £m	through profit or loss £m
31 December 2014
Neither past due nor impaired		26,003	320,324	37,886	106,768	464,978	36,725
Past due but not impaired		152	10,311	674	488	11,473	–
Impaired	– no provision required	–	578	938	847	2,363	–
	– provision held	–	3,766	1,109	7,070	11,945	–
Gross		26,155	334,979	40,607	115,173	490,759	36,725
31 December 2013[1]
Neither past due nor impaired		25,219	318,668	36,789	107,764	490,759	29,443
Past due but not impaired		146	12,329	580	786	13,695	–
Impaired	– no provision required	–	637	1,284	1,824	3,745	–
	– provision held	–	6,229	1,456	20,829	28,514	–
Gross		25,365	337,863	40,109	131,203	509,175	29,443
31 December 2012[1]
Neither past due nor impaired		32,726	319,613	41,223	117,152	477,988	14,551
Past due but not impaired		31	12,880	922	1,527	15,329	–
Impaired	– no provision required	–	741	1,530	1,504	3,775	–
	– provision held	3	7,391	2,124	33,003	42,518	–
Gross		32,760	340,625	45,799	153,186	539,610	14,551
31 December 2011
Neither past due nor impaired		32,494	330,727	41,448	146,655	518,830	11,121
Past due but not impaired		15	12,742	1,093	2,509	16,344	–
Impaired	– no provision required	6	1,364	1,604	3,544	6,512	–
	– provision held	105	6,701	2,940	44,116	53,757	–
Gross		32,620	351,534	47,085	196,824	595,443	11,121
31 December 2010
Neither past due nor impaired		30,259	339,509	45,058	159,274	543,841	12,545
Past due but not impaired		–	13,215	1,289	3,427	17,931	–
Impaired	– no provision required	–	2,189	433	5,313	7,935	–
	– provision held	20	5,591	5,149	45,931	56,671	–
Gross		30,279	360,504	51,929	213,945	626,378	12,545

1 See note 1 on page F-11.

The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The loans that are past due but not impaired are further analysed in the table below according to the number of days that have elapsed since the last payment was due from the borrower.

						Loans and advances
	Loans and	Loans and advances to customers				designated at fair value
(audited)	advances to banks £m	Retail – mortgages £m	Retail – other £m	Commercial £m	Total £m	through profit or loss £m
31 December 2014
0-30 days	152	4,854	453	198	5,505	–
30-60 days	–	2,309	110	51	2,470	–
60-90 days	–	1,427	90	139	1,656	–
90-180 days	–	1,721	5	38	1,764	–
Over 180 days	–	–	16	62	78	–
Total	152	10,311	674	488	11,473	–
31 December 2013
0-30 days	146	5,596	489	347	6,432	–
30-60 days	–	2,639	87	102	2,828	–
60-90 days	–	1,734	4	57	1,795	–
90-180 days	–	2,360	–	41	2,401	–
Over 180 days	–	–	–	239	239	–
Total	146	12,329	580	786	13,695	–
31 December 2012
0-30 days	–	5,996	744	860	7,600	–
30-60 days	3	2,667	138	131	2,936	–
60-90 days	2	1,750	29	328	2,107	–
90-180 days	6	2,467	5	56	2,528	–
Over 180 days	20	–	6	152	158	–
Total	31	12,880	922	1,527	15,329	–
31 December 2011
0-30 days	1	5,989	868	1,163	8,020	–
30-60 days	9	2,618	195	481	3,294	–
60-90 days	4	1,833	25	260	2,118	–
90-180 days	–	2,302	4	159	2,465	–
Over 180 days	1	–	1	446	447	–
Total	15	12,742	1,093	2,509	16,344	–
31 December 2010
0-30 days	–	6,498	1,004	1,331	8,833	–
30-60 days	–	2,674	246	498	3,418	–
60-90 days	–	1,811	29	394	2,234	–
90-180 days	–	2,223	10	337	2,570	–
Over 180 days	–	9	–	867	876	–
Total	–	13,215	1,289	3,427	17,931	–

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

						Loans and advances
	Loans and	Loans and advances to customers				designated at fair value
(audited)	advances to banks £m	Retail – mortgages £m	Retail – other £m	Commercial £m	Total £m	through profit or loss £m
31 December 2014
Good quality	25,654	318,967	30,993	65,106		36,482
Satisfactory quality	263	1,159	5,675	28,800		238
Lower quality	49	72	623	11,204		5
Below standard, but not impaired	37	126	595	1,658		—
Total	26,003	320,324	37,886	106,768	464,978	36,725
31 December 2013
Good quality	25,044	314,749	29,129	66,345		29,432
Satisfactory quality	171	2,948	6,414	29,038		7
Lower quality	2	308	501	9,991		3
Below standard, but not impaired	2	663	745	2,390		1
Total	25,219	318,668	36,789	107,764	463,221	29,443
31 December 2012
Good quality	32,173	313,372	30,924	60,049		14,514
Satisfactory quality	174	4,532	8,579	33,477		28
Lower quality	10	552	862	18,153		6
Below standard, but not impaired	369	1,157	858	5,473		3
Total	32,726	319,613	41,223	117,152	477,988	14,551
31 December 2011
Good quality	32,141	323,060	29,123	71,907		11,065
Satisfactory quality	171	5,432	9,747	42,311		45
Lower quality	9	970	1,127	24,676		11
Below standard, but not impaired	173	1,265	1,451	7,761		—
Total	32,494	330,727	41,448	146,655	518,830	11,121
31 December 2010
Good quality	29,835	332,614	30,076	57,552		12,220
Satisfactory quality	265	5,259	11,084	42,906		163
Lower quality	16	834	1,170	45,750		83
Below standard, but not impaired	143	802	2,728	13,066		79
Total	30,259	339,509	45,058	159,274	543,841	12,545

For further details see note 54 on page F-112.

INTEREST FOREGONE ON NON-PERFORMING LENDING

The table below summarises the interest foregone on impaired lending.

2014 £m
Interest income that would have been recognised under original contract terms	944
Interest income included in profit	(407)
Interest foregone	537
93

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TROUBLED DEBT RESTRUCTURINGS

In the US, loans whose terms have been modified due to problems with the borrower are required to be separately disclosed. If the new terms were in line with market conditions at the time of the restructuring and the restructured loan remains current as to repayment of principal and interest then the disclosure is discontinued at the end of the first year. The Company’s accounting policy for loans that are renegotiated is set out in note 2(H)(i) on page F-16. The table below sets out loans that are forborne at 31 December 2014, separately identifying those loans that are also impaired:

	Total forborne loans and advances which are not impaired £m	Total forborne loans and advances which are impaired £m	Total loans and advances which are forborne £m	Impairment allowance as a % of loans and advances which are forborne %
At 31 December 2014
UK secured retail	4,128	266	4,394	3.5
UK unsecured retail	23	139	162	39.4
Consumer credit cards	94	140	234	29.1
Asset Finance	56	53	109	20.5
Run off: Ireland secured retail	239	41	280	12.7
Commercial Banking	1,896	3,241	5,137	31.0
Run off: Corporate Real Estate, other Corporate and Specialist Finance	86	1,912	1,998	58.3
Run-off Ireland: Corporate Real Estate, Other Corporate and Specialist Finance	384	3,052	3,436	72.2

The Group assesses whether a loan benefiting from a UK Government-sponsored programme is impaired or a troubled debt restructuring using the same accounting policies and practices as it does for loans not benefiting from such a programme.

Further information on the schemes operated by the Group to assist borrowers who are experiencing financial stress and on the Group’s forborne loans is set out in note 54(F) to the financial statements on page F-124 and in Intensive care of customers in financial difficulty on pages 63 to 64.

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

CROSS BORDER OUTSTANDINGS

The business of Lloyds Banking Group involves exposures in non-local currencies. These cross border outstandings comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in non-local currency. The following table analyses, by type of borrower, foreign outstandings which individually represent in excess of 1 per cent of Lloyds Banking Group’s total assets.

	% of assets	Total £m	Governments and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m
At 31 December 2014:
United States of America	2.1	18,183	7,874	7,917	2,392
Republic of Ireland	2.0	17,098	8	11,162	5,928
France	1.0	8,662	342	7,008	1,312
At 31 December 2013:
United States of America	1.7	14,064	7,330	5,282	1,452
Republic of Ireland	1.1	9,214	2	330	8,882
At 31 December 2012:
United States of America	2.1	19,192	8,320	5,459	5,413
Republic of Ireland	1.3	12,055	33	444	11,578

At 31 December 2014, United States of America had commitments of £50 million, Republic of Ireland had commitments of £94 million and France had commitments of £21 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

At 31 December 2014, the country with cross border outstandings of between 0.75 per cent and 1 per cent of assets, amounting to £7,225 million in total was Germany.

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

The appetite is reviewed and approved annually by the Board. To stay within appetite, the Group has policies, processes and standards which provide the framework for businesses and colleagues to operate in accordance with the laws, regulations and voluntary codes which apply to the Group and its activities.

For further information on risk appetite refer to page 54.

EXPOSURES

Conduct risk affects all aspects of the Group’s operations, all types of customers and other stakeholders. The Group faces significant conduct risks, for example, through products or services not meeting the needs of its customers; sales processes resulting in poor advice; failure to deal with a customer’s complaint effectively where the Group has got something wrong and not met customer expectations; or engaging in conduct which disrupts the fair and effective operation of a market in which it is active. Given the high level of scrutiny regarding financial institutions’ treatment of customers and business conduct from regulatory bodies, the media, politicians and consumer groups, there is a risk that certain aspects of the Group’s current or legacy business may be determined by the Financial Conduct Authority (FCA) and other regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, or in a manner that fails to deliver fair and reasonable treatment. The Group may also be liable for damages to third parties harmed by the conduct of its business.

MEASUREMENT

To articulate its conduct risk appetite, the Group has sought more granularity through the use of suitable conduct risk metrics and tolerances that indicate where it may potentially be operating outside its conduct appetite. Conduct Risk Appetite Metrics (CRAMs) have been designed for all 139 product families offered by the Group; a set of common metrics have been agreed for all products to support a consistent approach. These contain a range of product, sales and post-sales metrics to provide a more holistic view of conduct risks; each product also has additional bespoke metrics. These metrics are part of the Board approved risk appetite. The Group also continues to measure how effectively the overall conduct strategy is embedded across all divisions and functions and its impact on customer outcomes. The common metrics are sales volume, product governance adherence, target market, outcome testing: meet customer needs, outcome testing: information disclosure, outcome testing: regulatory compliance, retention, usage, claims (decline rates), complaints per 1,000 accounts, Financial Ombudsman Service (FOS) uphold rate and complaints outcome testing. Each of the tolerances for the metrics are agreed for the individual product and are tracked month by month. In relation to market conduct, metrics have also been generated, covering, for example, the way in which confidential information and potential conflicts of interest are managed.

MITIGATION

The Group takes a range of mitigating actions with respect to this risk; it has implemented a customer-focused, UK-centric strategy, strengthened its culture and values, improved systems and processes, and implemented more effective controls. These actions are being embedded throughout the Group (across all business areas and all supporting functional areas) as part of the Group’s Conduct Strategy and will support continuing the journey to become the industry leader for complaints performance.

This includes:

–	Conduct risk appetite established at Group and business area level;
–	Customer needs explicitly considered within business and product level planning and strategy;
–	Cultural transformation, supported by strong direction and tone from senior executives and the Board. This is underpinned by the Group’s values and Codes of Responsibility, to deliver the best bank for customers;
–	Enhanced product governance framework to ensure products continue to offer customers fair value, and meet the needs of the relevant target market throughout their life cycle;
–	Sales processes and governance framework to deliver consistently fair outcomes;
–	Effective root cause analysis which enables issues to be rectified at an earlier stage;
–	Enhanced recruitment and training, and a focus on how the Group manages colleagues’ performance with clearer customer accountabilities; and
–	Application of the conduct strategy to third parties involved in serving the Group’s customers.

The Group has also prioritised activity designed to reinforce good conduct in its engagement with the markets in which it operates, together with the development of preventative and detective controls in order to be able to demonstrate this.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Group’s leadership team is committed to embedding the Conduct Strategy within the business and to creating the right customer centric culture. The Board and Group Risk Committee receive regular reports and metrics to track progress on how the Group is meeting customer needs and minimising conduct risk.

All Group business areas continue to apply significant resources to the Conduct Strategy and ambitious conduct transformation plans are aligned with the Group’s strategy.

The Group’s Conduct Strategy continues to evolve and be enhanced. The Group actively engages with regulatory bodies and other stakeholders in developing its understanding of current customer treatment concerns, and those relating to the fairness and effectiveness of markets, to ensure that the implementation of the Group’s conduct strategy meets evolving stakeholder expectations.

MONITORING

Monitoring and reporting is undertaken at Board, Group and business area committees. As part of the reporting of CRAMs, a robust outcomes testing regime is in place to test performance of customer critical activities. Customer metrics are proactively used when reviewing business performance and feedback loops have been established to take learnings from root cause/outcome testing. There is also focus on the enhancement of preventative and detective controls to encourage and demonstrate the Group’s support for the fair and effective operation of relevant markets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MARKET RISK

DEFINITION

Market risk is defined as the risk that unfavourable market moves (including changes in and increased volatility of interest rates, market-implied inflation rates, credit spreads and bond prices, foreign exchange rates, equity, property and commodity prices and other instruments), lead to reductions in earnings and/or value.

RISK APPETITE

The Group’s Risk Management Framework articulates accountabilities for the management of market risk across the Group, and how this is discharged through a robust governance structure against sanctioned risk appetite. Market risk exposures are measured and controlled through a combination of scenario/stress analysis, percentile based measures and sensitivity analysis.

For further information on risk appetite refer to page 54.

EXPOSURES

Table 1.30 below shows relevant balance sheet items relating to banking, trading and insurance activities. The trading book Value at Risk (VaR) sensitivity inputs are separately identified.

The information provided in table 1.30 (below) aims to facilitate the understanding of linkages between balance sheet items and the positions disclosed in the Group’s market risk disclosures. This breakdown of financial instruments included and not included in trading book VaR provides a linkage with the market risk measures reported later on in the market risk section. It is important to highlight that this table does not reflect how the Group manages market risk, since it does not discriminate between assets and liabilities in its VaR model.

Table 1.30: Market risk linkage to the balance sheet

		Banking
		Trading Book
2014	Total £m	only £m	Non-trading £m	Insurance £m	Primary risk factor
Assets
Cash and balances at central banks	50,492	–	50,492	–	Interest Rate
Items in the course of collection from banks	1,173	–	1,173	–	Interest Rate
Trading and other financial assets at fair value through profit or loss	151,931	48,494	9,123	94,314	Interest rate, foreign exchange, credit spread
Derivative financial instruments	36,128	30,209	4,233	1,686	Interest rate, foreign exchange, credit spread
Loans and receivables:
Loans and advances to banks	26,155	–	4,843	21,312	Interest rate
Loans and advances to customers	482,704	–	482,704	–	Interest rate
Debt securities	1,213	–	1,213	–	Interest rate, credit spread
	510,072	–	488,760	21,312
Available-for-sale financial assets	56,493	–	56,491	2	Interest rate, credit spread, foreign exchange
Value of in-force business	4,864	–	–	4,864	Equity
Other assets	43,743	–	19,808	23,935	Interest rate
Total assets	854,896	78,703	630,080	146,113

Liabilities
Deposits from banks	10,887	–	10,887	–	Interest rate
Customer deposits	447,067	–	447,067	–	Interest rate
Items in course of transmission to banks	979	–	979	–	Interest rate
Trading and other financial liabilities at fair value through profit or loss	62,102	55,359	6,743	–	Interest rate, foreign exchange
Derivative financial instruments	33,187	27,811	3,616	1,760	Interest rate, foreign exchange, credit spread
Debt securities in issue	76,233	–	76,233	–	Interest rate
Liabilities arising from insurance and investment
contracts	114,166	–	–	114,166	Credit spread
Subordinated liabilities	26,042	–	23,485	2,557	Interest rate, foreign exchange
Other liabilities	34,330	–	8,575	25,755	Interest rate
Total liabilities	804,993	83,170	577,585	144,238

The Group’s trading book assets and liabilities are originated by Financial Markets within the Commercial Banking division. Within the Group’s balance sheet these fall under the trading assets and liabilities and derivative financial instruments. The assets and liabilities are classified as trading books if they have been acquired or incurred for the purpose of selling or repurchasing in the near future. These consist of government, corporate and financial institution bonds and loans/deposits and repos.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Derivative assets and liabilities are held for three main purposes; to provide risk management solutions for clients, to manage portfolio risks arising from client business and to manage and hedge the Group’s own risks. The majority of derivatives exposure arises within Financial Markets.

Insurance business assets and liabilities relate to unit-linked funds and with-profit funds, as well as shareholder invested assets, including annuity funds. The Group recognises the value of in-force business (VlF) in respect of Insurance’s long-term life assurance contracts as an asset in the balance sheet. This asset represents the present value of future profits expected to arise from the portfolio of in-force life assurance contracts.

The Group ensures that it has adequate cash and balances at central banks and stocks of high quality liquid assets (e.g. Gilts or US Treasury Securities) that can be converted easily into cash to meet liquidity requirements. The majority of these assets are held as Available-for-Sale with the remainder held as financial assets at fair value through profit and loss. Further information on these balances can be found under the Risk Management section – Funding and Liquidity risk. Interest rate risk in the asset portfolios is swapped into floating.

The majority of debt issuance originates from the Issuance, Capital Vehicles and Medium Term Notes desks and the interest rate risk of the debt issued is hedged by swapping them into a floating rate.

The table below shows the key market risks for the Group’s defined benefit pension schemes and trading, banking and Insurance activities.

Table 1.31:	Key market risks for the Group by individual business activity (profit before tax impact measured against Group single stress scenarios)
Risk type
	Interest rate	Basis risk	FX	Credit spread	Equity	Inflation
Defined benefit pension schemes	●		●	●	●	●
Trading portfolios	●		●	●		●
Banking activities	●	●	●	●	●	●
Insurance portfolios	●		●	●	●	●
Key:
Profit before tax:
>£500m ●	£250m to £500m ●		£50m to <£250m ●		<£50m ●

Defined benefit pension schemes

The Group’s defined benefit pension schemes are exposed to significant risks from the constituent parts of their assets and from the present value of their liabilities, primarily real interest rate, credit spread, equity, and alternative asset risks. Interest rate risk arises from the liability discount rate, with partial offsets from fixed interest assets such as gilts and corporate bonds, and swaps. Credit spread risk also arises from the liability discount rate, with partial offsets from the credit portfolio. Equity and alternative asset risk arises from direct asset holdings.

For further information on defined benefit pension scheme assets and liabilities please refer to note 38 on page F-60.

Trading portfolios

The Group’s trading activity is small relative to its peers and the Group does not have a programme of proprietary trading activities. All the trading VaR resides within Commercial Banking. The average 95 per cent 1-day trading VaR was £4.3 million for the year to 31 December 2014 (31 December 2013: £4.1 million). The Group’s trading activity is undertaken to meet the requirements of commercial and retail customers for foreign exchange, credit spread and interest rate products.

Trading market risk measures are applied to all the Group’s regulatory trading books where positions arise from supporting customer flow and market making. All positions are held with trading intent. Measures include daily VaR (table 1.32), sensitivity based measures, and stress testing.

Banking activities

The Group’s banking activities expose it to the risk of adverse movements in interest rates, credit spreads, exchange rates and equity prices, with little or no exposure to commodity risk. The volatility of market values can be affected by both the transparency of prices and the amount of liquidity in the market for the relevant asset or liability.

Interest rate risk in the Group’s divisional portfolios and in the Group’s capital and funding activities arises from the different repricing characteristics of the Group’s non-trading assets, liabilities (see loans and advances to customers and customer deposits in 1.30 above) and off balance sheet positions of the Group. Interest rate risk arises predominantly from the mismatch between interest rate sensitive assets and liabilities, but also to the reinvestment rate on the Group’s structural hedging of rate insensitive liabilities comprising customer deposits and net free reserves, and the need to minimise income volatility.

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

Foreign currency risk arises from:

–	translational exposure: the Group’s investment in its overseas operations. Net investment exposures are disclosed (see note 54 on page F-112) and it is Group policy to hedge non-functional currency exposures; and

–	transactional exposure: where assets and liabilities are denominated in currencies other than the business’ functional currency. The Group has a policy of forward hedging its forecasted currency income less impairments to year end.
98

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Equity Risk arises from different sources:

–	The Group’s equity holdings in Banco Sabadell and Aberdeen;

–	Exposure to Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package; and

–	The Group’s private equity investments.

Credit spread risk arises largely from the following:

–	The assets held mainly within the liquid asset portfolio; and

–	The credit and debit valuation adjustments (CVA and DVA) sensitivity to credit spreads. As explained within the notes to the Consolidated Financial Statements CVA and DVA are applied to the Group’s over-the-counter derivative exposures with counterparties that are not subject to standard interbank collateral arrangements. These exposures largely relate to the provision of risk management solutions for corporate customers within the Commercial Banking Division.

Insurance portfolios

The Group’s insurance activities expose it to market risk including equity, credit spread, interest rate, exchange rate and property risk:

–	With-profits funds are managed with the aim of generating smoothed returns consistent with policyholders’ expectations. Exposure arises where the value of the underlying funds are insufficient to meet the obligations, termed burnthrough.

–	Unit-linked funds where policyholders select their investments. Exposure arises as future fee income is dependent upon the performance of those assets. This fee income forms part of the value of in-force business, see note 25 on page F-48.

–	Annuities where policyholders’ future cashflows are guaranteed at retirement. Exposure arises if the assets, predominantly bonds and loans, backing the liabilities do not perform in line with expectations.

–	Insurance’s surplus assets also result in market risk exposure. These assets are held primarily in three portfolios: (i) in the long-term funds within the life insurance companies; (ii) in the corresponding shareholder funds; and (iii) in investment portfolios within the general insurance business.

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

Internal market risk models for trading book activities comprise VaR, Stressed VaR and Incremental Risk Charge and these are explained in detail in the Group’s Market Risk section of the Pillar 3 Report.

In addition:

–	A trigger on the pension scheme deficit is used in respect of defined benefit pensions which has a material impact on capital resources;

–	Profit and loss triggers are used in the trading books in order to ensure that mitigating action is considered if profit and loss becomes volatile;

–	Interest rate repricing gaps, earnings sensitivity analysis, and open foreign exchange positions are used for banking book activity; and

–	Stress testing and scenario analysis are also used in certain portfolios and at Group level, to simulate the impact of extreme conditions and to understand more fully the interdependence of different parts of the balance sheet.

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

Trading portfolios

Based on the 1-day 95 per cent confidence level, assuming positions are held overnight and using observation periods of the preceding 300 business days, the VaR for the years ended 31 December 2014 and 2013 based on the Group’s global trading positions is detailed in table 1.32.

The risk of loss measured by the VaR model is the minimum expected loss in earnings given the confidence level and assumptions noted above. The total and average trading VaR reported below does not assume any diversification benefit across the five risk types. The Group internally uses VaR as the primary measure for all trading book positions arising from short term market facing activity. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported as a whole. The average VaR for 2014 was similar to the average over 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.32: Trading portfolios: VaR (1-day 95 per cent confidence level) (audited)

	At 31 December 2014				At 31 December 2013
	Close	Average	Maximum	Minimum	Close	Average	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2014
Interest rate risk	1.7	2.8	4.8	1.3	3.5	2.9	4.8	2.0
Foreign exchange risk	0.2	0.4	1.3	0.0	0.2	0.4	2.0	0.1
Equity risk	–	–	–	–	–	–	–	–
Credit spread risk	0.6	0.7	1.1	0.5	0.8	0.5	1.4	0.3
Inflation risk	0.4	0.3	0.8	0.2	0.2	0.3	0.7	0.1
Total VaR	2.8	4.3	6.4	2.5	4.7	4.1	6.5	2.7

Open market risk for the trading operations continues to be low with respect to the size of the Group and similar institutions, reflecting the fact that the Group’s trading operations are customer-centric, focusing on hedging and recycling client risks.

Trading risk appetite is controlled with VaR limits. Limits are allocated on a 95 per cent 1-day VaR. VaR limits are complemented with profit and loss referrals, positional limits, and stress test triggers. VaR limits are set and managed at both desk and overall trading book levels.

Although an important market standard measure of risk, VaR has limitations. These arise from the use of limited historical data which may not encompass all potential events, particularly those which describe extreme market conditions, defined holding periods which assume the risk can be liquidated or hedged within that period and the exposure level at the confidence interval does not convey any information about potential losses which may occur if this level is exceeded. The Group recognises these limitations and supplements the use of VaR with a variety of other measurements which reflect the nature of the business activity. These include detailed sensitivity analysis, position reporting and stress testing analysis.

Trading book VaR (1-day 99 per cent) is compared daily against both forecast and actual profit and loss. 1-day 99 per cent VaR charts for Lloyds Bank, HBOS and Lloyds Banking Group models can be found in the Group’s Pillar 3 Report.

The Group holds securities within its trading books mainly under the Credit Trading, Gilts and Repo Trading businesses within Financial Markets for funding and to meet customer requirements. The outright interest rate risk exposure, after hedging, is small relative to the Group.

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

(c) Market Value notional limit: this caps the amount of conventional and inflation-linked government bonds held by the Group for liquidity purposes.

The Group has an integrated Asset and Liability Management (ALM) system which supports non traded asset and liability management of the Group. This provides a single consolidated tool to measure and manage interest rate repricing profiles (including behavioural assumptions), perform stress testing and produce forecast outputs. Interest rate repricing profiles are reported by currency and used to calculate the income and value sensitivities (in GBP equivalent). Repricing assumptions and customer reaction to changes in product pricing is a major determinant of the risk profile. The Group is aware that any assumptions based model is open to challenge. However, a full behavioural review is performed annually by Group ALM functions to ensure the assumptions remain appropriate, and is reviewed by Risk Division.

A limit structure exists to ensure that risks stemming from residual and temporary positions or from changes in assumptions about customer behaviour remain within the Group’s risk appetite.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.33 below shows, split by material currency, the Group’s market value sensitivities to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

Table 1.33: Banking activities: market value sensitivity

	2014				2013
	Up 25bps	Down 25bps	Up 100bps	Down 100bps	Up 25bps	Down 25bps	Up 100bps	Down 100bps
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	(15.7)	15.5	(63.8)	3.9	(25.1)	25.6	(97.2)	63.0
US dollar	4.7	(4.9)	17.8	(15.9)	16.3	(16.5)	64.9	(38.9)
Euro	(7.2)	4.8	(27.3)	15.0	(0.4)	0.6	(0.6)	9.6
Australian dollar	(0.4)	0.4	(1.3)	1.8	(0.7)	(0.1)	(2.6)	(0.8)
Other	(0.3)	0.3	(1.2)	0.8	(0.3)	0.3	(1.1)	1.1
Total	(18.9)	16.1	(75.8)	5.6	(10.2)	9.9	(36.6)	34.0

This is a risk based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio. The measure, however, is simplified in that it assumes all interest rates, for all currencies and maturities, move at the same time and by the same amount.

Table 1.34 below shows the banking book income sensitivity to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

Table 1.34: Banking activities: net interest income sensitivity (audited)

	2014				2013
	Up 25bps	Down 25bps	Up 100bps	Down 100bps	Up 25bps	Down 25bps	Up 100bps	Down 100bps
	£m	£m	£m	£m	£m	£m	£m	£m
Client facing activity and associated hedges	(4.6)	(46.0)	176.3	(222.3)	48.2	(136.0)	390.3	(364.4)

Income sensitivity is measured over a rolling 12 month basis.

The market value sensitivity is driven by temporary customer flow positions not yet hedged plus other positions occasionally held within limits, by the Group’s wholesale funding desks in order to minimise overall funding and hedging costs. The level of risk is low relative to the size of the total balance sheet.

Low interest income sensitivity continues to reflect structural hedging against margin compression, with small year on year variances reflecting changes in operational flows.

The Group ensures that it has adequate stock of high-quality liquid assets (for example Gilts or US Treasury Securities) that can be converted easily into cash to meet liquidity requirements. The interest rate risk in these portfolios is hedged with interest rate swaps on an asset swap basis.

Insurance portfolios

Current and potential future market risk exposures within Insurance are assessed using a range of stress testing exercises and scenario analyses. Risk measures include 1-in-200 year stresses for Insurance’s Individual Capital Assessment (ICA) and single factor stresses for profit before tax.

Table 1.35 demonstrates the impact of the Group’s Fiscal Solvency stress scenario (with no diversification benefit) on Insurance’s portfolio; this is the most onerous scenario for Insurance out of the Group scenarios. The amounts include movements in assets, liabilities and the value of in-force business in respect of insurance contracts and participating investment contracts. Impacts can be assumed to be reasonably symmetrical.

Table 1.35: Insurance activities: profit before tax sensitivities

	Increase (reduction) in profit before tax £m
	2014	2013
Interest rates – increase 100 basis points	(124)	(214)
Inflation – increase 50 basis points	(143)	(128)
Credit spreads – 100% widening	(582)	(697)
Equity – 30% fall	(745)	(692)
Property – 25% fall	(60)	(68)

The key market risks within Insurance are equity and credit spread risks. The majority of Insurance’s equity risk exposure relates to unit-linked funds, through the value of future fee income, and with-profits funds, through burnthrough. Credit spread risk exposure largely results from holding bond and loan assets in the annuity portfolio with the aim of providing additional returns.

Further stresses that show the effect of reasonably possible changes in key assumptions, including the risk-free rate, equity investment volatility, widening of credit default spreads on corporate bonds and an increase in illiquidity premia, as applied to profit before tax are set out in note 34 on page F-58.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MITIGATION

Various mitigation activities are undertaken across the Group to manage portfolios and seek to ensure they remain within approved limits.

Defined benefit pension schemes

The Group takes an active involvement in agreeing risk management and mitigation strategies with the Trustees of the schemes through whom any such activity must be conducted. An interest rate and inflation hedging programme is in place to reduce liability risk. The schemes have also reduced equity allocation and are investing the proceeds in credit assets as part of a programme to de-risk the portfolio.

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

As defined within the scope of the Group Interest Rate Risk in the banking book Policy, all hedgeable interest rate risk in the non-traded book should be transferred to GCT via the Interest Rate Risk Transfer Pricing (ITP) framework. GCT is responsible for managing centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of Group Asset and Liability Committee (GALCO) within the Board risk appetite. The Group centrally manages the overall interest rate structure of the balance sheet giving consideration to both the stability of net interest income and protection of shareholder value from changes in market interest rates. A structural hedging programme is in place to manage rate insensitive balances through investing in longer term fixed rate assets or interest rate swaps, subject to the authorisation and mandate of Group Asset and liability Committee within the Board risk appetite. Derivative desks in Financial Markets will then externalise the hedges to the market. However, certain residual interest rate risks may remain outside the centre due to differences in basis and profile mismatches, largely arising from customer behaviour. Whilst the bank faces margin decompression in the current low rate environment, its exposure to pipeline and prepayment risk are not considered material, and are appropriately monitored and controlled through Divisional ALCOs.

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

Insurance portfolios

Investment holdings are diversified across markets and, within markets, across sectors. Holdings are diversified to reduce specific risk and the relative size of large individual exposures is monitored closely. For assets held outside unit-linked funds, investments are only permitted in countries and markets which are sufficiently regulated and liquid. Where considered appropriate, hedges are in place to reduce exposure to market risk, principally equity, interest rate risk and foreign currency.

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

The surplus or deficit in the schemes is tracked on a monthly basis along with various single factor and scenario stresses which consider the assets and liabilities holistically. The impact on Group capital resources of the schemes is monitored monthly. Performance against risk appetite triggers is also regularly monitored. Hedges are in place and asset/liability matching positions are also actively monitored.

Trading portfolios and banking activities

Trading is restricted to a number of specialist centres, the most important centre being the Financial Markets business in London. These centres also manage market risk in the Commercial Banking non-trading portfolios, both in the UK and internationally. The level of exposure is strictly controlled and monitored within approved limits. Active management of the portfolios is necessary to meet customer requirements and changing market circumstances.

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

RISK APPETITE

The Group’s Operational risk appetite is designed to safeguard the interests of customers, internal and external stakeholders, and shareholders. Appetite is expressed through six high level statements summarised below, each of which are defined with limits and triggers approved by the Board, and are regularly monitored by executive and Board risk committees:

–	Customer: The Group builds trust and does not expect its customers to be impacted negatively.

–	Reputation: The Group manages its external profile effectively. The Group will manage and mitigate any prominent negative sentiment.

–	Financial loss: The Group does not expect to experience cumulative fraud or operational losses above a defined level of budgeted Group income, or individual losses above a defined amount.

–	Management time and resources: The Group does not expect internal events that divert excessive senior management time from running the business or have extensive impact on colleague time and/or morale.

–	Cyber: The Group minimises the impact from cyber attacks and information breaches that result in a significant loss of customer confidence or undermine the financial stability of the Group.

–	Risk culture: All colleagues are responsible for risk within their individual roles. The Group sets a strong tone from the top and embraces a risk culture across the business which is aligned to its strategy, vision, values and codes of responsibility. The Group encourages an open dialogue and rapid escalation of potential threats and events.

For further information on risk appetite refer to page 54.

EXPOSURES

The principal operational risks to the Group are:

–	The risk that the Group is unable to provide services to customers as a result of an IT systems failure;

–	Cyber risks associated with malicious attacks on the confidentiality or integrity of electronic data, or the availability of systems;

–	External fraud arising from an act of deception or omission;

–	Risks arising from inadequate delivery of services to customers;

–	The risk associated with the ongoing provision of services to TSB and other organisations.

The risks below also have potential to negatively impact customers and the Group’s future results:

–	Terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events and responses to those acts/events may create economic and political uncertainties, which could have a material adverse effect on UK and international macroeconomic conditions generally, and more specifically on the Group’s results of operations, financial condition or prospects in ways that cannot necessarily be predicted.

–	Systems and procedures are implemented and maintained by the Group to comply with increasingly complex and detailed anti-money laundering and anti-terrorism laws and regulations. However, these may not always be fully effective in preventing third parties from using the Group as a conduit for money laundering and other illegal or prohibited activities. Should the Group be associated with money laundering or breaches of financial crime regulations and prohibitions, its reputation could suffer and/or it could become subject to fines, sanctions and legal enforcement; any one of which could have a material adverse effect upon operating results, financial condition and prospects.

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

In 2014, the highest frequency of events occurred in external fraud (63.17 per cent) and execution, delivery and process management (20.70 per cent). Clients, products and business practices accounted for 75.86 per cent of losses by value driven by legacy issues where impacts materialised in 2014 (excluding PPI).

The table overleaf shows high level loss and event trends for the Group using Basel II categories.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.36: Operational risk events by risk category (losses greater than or equal to £10,000)

	% of total volume		% of total losses
	2014	2013	2014	2013
Business disruption and system failures	1.38	0.92	0.26	0.86
Clients, products and business practices (excl. PPI)	14.05	11.02	75.86	39.66
Damage to physical assets	–	0.81	–	0.45
Employee practices and workplace safety	0.29	0.61	0.02	0.36
Execution, delivery and process management	20.70	24.58	16.71	38.64
External fraud	63.17	61.96	7.09	20.01
Internal fraud	0.41	0.10	0.06	0.02
Total	100.00	100.00	100.00	100.00

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

MITIGATION

The Group has a strong control environment that is subject to ongoing enhancements through regular reviews and investment. Risks are reported and discussed at local governance forums and escalated to executive management as appropriate. This ensures the correct level of visibility and engagement. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (which would also include insurance) and acceptance. Contingency plans are maintained for a range of potential scenarios, with regular disaster recovery and scenario testing scheduled to test and challenge the readiness of the Group to respond in the event of an incident.

–	An independent review of the Group’s IT Resilience and supporting capabilities was completed in 2013. This highlighted areas of strength alongside known risks that have the potential to impact resilience, and a three year investment programme of strategic enhancements was initiated. The first year of this programme has been completed. Additionally the Group has developed a customer focused risk appetite for IT systems that support the Group’s Critical Customer and Business Processes and continues to monitor these on a regular basis.

–	The threat landscape associated with Cyber risk has continued to evolve alongside an increasing industry and Regulator focus. The Board is developing a revised Cyber Risk Appetite and is supporting incremental investment to help mitigate this risk.

–	In addition to initiatives that protect the Group against a malicious Cyber attack the Group continues to invest in enhanced protection of customer information, including limiting access to key systems and enhancing the security, durability and accessibility of critical information.

–	The Group adopts a risk based approach to mitigate the external fraud risks it faces, reflecting the current and emerging external fraud risks within the market. This approach drives an annual programme of enhancements to the Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Through Group-wide policies and operational control frameworks, the Group has developed a robust fraud operating model with centralised accountability. The Group’s fraud awareness programme remains a key component of its fraud control environment.

–	The Group remediates issues that are identified in its Customer Processes, addressing root cause and rectifying customers as required. Enhancing the overall servicing environment remains a focus of dedicated Group programmes such as Simplification.

–	Following the successful divestment of TSB the Group retains responsibility for the ongoing provision of key services which are managed via robust change management governance and a consolidated strategic change plan. There are separate governance arrangements in place to oversee the impacts of the divestment on the retained business customers, operations and controls.

–	Operational resilience measures and recovery planning defined in the Group’s Business Continuity Management policy ensure an appropriate and consistent approach to the management of continuity risks, including potential interruptions from a range of internal and external incidents or threats including environmental and climatic issues, terrorism, cyber, economic instability, pandemic planning and operational incidents.

–	The Group has adopted policies and procedures to detect and prevent the use of its banking network for money laundering, bribery and activities prohibited by legal and regulatory sanctions. The Group regularly reviews and assesses these policies to keep them current, effective and consistent across markets. The Group requires mandatory training on these topics for all employees. Specifically, the Anti-money-laundering procedures include ‘know-your-customer’ requirements, transaction monitoring technologies and reporting of suspicions of money laundering to the applicable regulatory authorities and the Anti-Bribery Policy prohibits the payment, offer, acceptance or request of a bribe, including “facilitation payments” by any employee or agent and provides a confidential reporting service for anonymous reporting for suspected or actual bribery activity. The Sanctions and the Related Prohibitions Policy sets out a framework of controls for compliance with legal and regulatory sanctions.

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

The Group maintains a formal approach to operational risk event escalation, whereby material events are identified, captured and escalated. Root causes of events are determined, where possible and action plans put in place to ensure an optimum level of control to keep customers and the business safe, reduce costs, and improve efficiency.

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

RISK APPETITE

Funding and liquidity risk is managed separately for the Banking and Insurance businesses. Funding and liquidity risk appetite for the Banking business is set with the support of the Group Asset and Liability Committee (GALCO). Within the banking business, funding and liquidity risks are managed separately for TSB. The liquidity risk appetite for the Insurance business is reviewed and set annually by the Insurance Board.

For the Banking Group, the liquidity risk appetite covers a range of metrics considered key to maintaining a strong liquidity and funding position, with regular reporting to GALCO and the Board. Strict criteria and limits are in place to ensure central bank cash and highly liquid marketable securities are available as part of the portfolio of liquid assets. Risk appetite is a key element of the annual Group planning process with risk appetite defined over the life of the funding plan.

For further information on risk appetite refer to page 54.

EXPOSURE

Liquidity exposure represents the amount of potential stressed outflows in any future period less expected inflows. Liquidity is considered from both an internal and a regulatory perspective.

MEASUREMENT

A series of measures are used across the Group to monitor both short and long-term liquidity, including: ratios, cash outflow triggers, wholesale funding maturity profile, early warning indicators and stress test survival periods from two weeks out to a year.

Details of contractual maturities for assets and liabilities form an important source of information for the management of liquidity risk. Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturity. Contractual maturities also form the basis of the Group’s liquidity stress testing. Note 54 on page F-112 sets out an analysis of assets and liabilities by relevant maturity grouping. In order to reflect more accurately the expected behaviour of the Group’s assets and liabilities, measurement and modelling of the behavioural aspects of each is constructed. Divisional teams form a view of customer behaviour based on quantitative and qualitative analysis. The analysis takes into account items such as early repayment, forbearance and impairment for assets and rollover and early withdrawal for liabilities. The assumptions are subject to governance via divisional asset and liability committees. The behavioural reviews form the foundation of the Group’s Liquidity Transfer Pricing (LTP) and are applied to the contractual profile of the Group for the liquidity risk stress testing framework.

MITIGATION

The Group mitigates the risk of a liquidity mismatch in excess of its risk appetite by managing the liquidity profile of the balance sheet through short-term liquidity management and over the life of the funding plan. Short-term liquidity management is considered from two perspectives; business as usual and stressed conditions, in the less than one year time horizon. The Group manages its risk appetite and liquidity position as a coverage ratio (proportion of stressed outflows covered by eligible liquid assets) corresponding with the PRA and CRD IV liquidity requirements. Longer term funding is used to manage the Group’s strategic liquidity profile, determined by the Group’s balance sheet structure. Longer term is defined as having an original maturity of more than one year.

The Group’s funding and liquidity position is underpinned by its significant customer deposit base, and is supported by strong relationships with corporate customers and certain wholesale market segments. A substantial proportion of the retail deposit base is made up of customers’ current and savings accounts which, although mostly repayable on demand, have traditionally in aggregate provided a stable source of funding. Additionally, the Group accesses the short-term wholesale markets to raise interbank deposits and to issue debt securities to meet short-term obligations. Funding concentration by counterparty and currency is monitored on an ongoing basis. Where concentrations do exist (for example, maturity profile); these are limited by the internal risk appetite and considered manageable.

The ability to deploy assets quickly, either through the repo market or through outright sale, is also an important source of liquidity for the Group’s Banking businesses. In addition to central bank reserves, the Group holds sizeable balances of high grade marketable debt securities and other assets, as set out in table 1.43. The assets can be sold to provide, or used to secure, additional cash inflows should the need arise from either market counterparties or central bank facilities (Bank of England, European Central Bank and Federal Reserve).

To assist in managing the balance sheet the Group operates a LTP Policy which: allocates relevant interest expenses from GCT to the Group’s Banking businesses within the internal management accounts in a manner consistent with the Group Funding and Liquidity Policy; helps drive the correct inputs to customer pricing and supports the overall Group balance sheet strategy; and is consistent with regulatory requirements.

Relevant interest expenses allocated via LTP include term funding spreads incurred over a three month LIBOR benchmark and the cost of funding and holding liquid asset reserves. LTP makes extensive use of behavioural maturity profiles, taking account of expected customer loan prepayments and stability of customer deposits. Such behavioural maturity assumptions are subject to formal governance, reviewed at least annually and founded on analysis and evidence of actual customer behaviour using historical data gathered over several years.

Liquidity risk within the Insurance business may result from the inability to sell financial assets quickly at their fair values; or from an insurance liability falling due for payment earlier than expected; or from the inability to generate cash inflows as anticipated; or from an unexpected large operational event; or from a general insurance catastrophe e.g. a significant weather event. The shareholder is exposed to liquidity risk through the shareholder business. This is predominantly the annuity portfolio, where the aim is to invest in assets such that the cash flows on investments will match those on the projected future liabilities. Unit-linked and with-profits funds are normally expected to meet their own liquidity obligations. Liquidity risk is actively managed and monitored within the Insurance business to ensure that, even under stress conditions, there is sufficient liquidity to meet obligations and remains within approved risk appetite. In addition, liquidity risk is controlled via approved funding and liquidity policies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Daily monitoring and control processes are in place to address internal and regulatory liquidity requirements. The Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to the Group. These are a mixture of quantitative and qualitative measures, including: daily variation of customer balances, changes in maturity profiles, cash outflows, funding concentration, changes in primary liquidity portfolio, credit default swap (CDS) spreads and changing funding costs.

In addition, the monitoring framework has two other important components. Firstly, the Group carries out stress testing of its liquidity and potential cash flow mismatch position over both short (up to two weeks) and longer term (up to three months) horizons against a range of scenarios, including those prescribed by the PRA (the idiosyncratic, market wide and combined stresses) and the Group’s own scenarios reflecting possible future liquidity risks. The Group’s scenarios cover US market disruption, market counterparty failure, UK sovereign rating downgrade, Eurozone stress and a cyber attack. The key risk driver assumptions applied to the scenarios are:

Liquidity risk driver	Market wide and Group specific stresses
Marketable assets	Haircut widening and repos assumed not to roll on contractual maturity
Non marketable assets	Loan repayments under stress and possible liquidity value of less liquid assets
Wholesale funding	Outflows calculated based on contractual maturity of wholesale funding with limited roll over
Retail and commercial funding	Substantial outflows on customer deposit base
Intra-day liquidity	Liquidity required for clearing and payment systems under stressed conditions
Intra-group liquidity	Requirements from the stressed position of subsidiaries
Off balance sheet	Stressed cash outflows from commitments granted. Specifically, commitments granted include the pipeline of new business awaiting completion as well as other standby or revolving credit facilities
Downgrade	Contractual outflows resulting from short and long-term rating downgrades
Funding concentration risk	Segmentation by instrument, product, currency, counterparty and term structure
Franchise viability	Actions that need to be taken to maintain the Group’s core business franchise and reputation

The scenarios and the assumptions are reviewed at least annually to gain assurance that they continue to be relevant to the nature of the business. The Group’s liquidity risk appetite is calibrated against a number of stressed liquidity metrics. For further information on the Group’s 2014 liquidity stress testing results refer to page 110. In addition to the liquidity stress testing framework, the Group funding plan is stressed against a range of macroeconomic scenarios, including those prescribed by the PRA. The Group also applies its own macroeconomic stress scenarios, including a one in 20 year recession. Liquidity risk appetite and regulatory metrics are calculated and monitored over the life the plan under base and stress conditions.

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

FUNDING AND LIQUIDITY MANAGEMENT IN 2014

The Group’s funding position has been significantly strengthened and the Group has transformed its balance sheet structure in recent years. Total funded assets reduced by £14.5 billion to £493.4 billion. The Group loan to deposit ratio has improved to 107 per cent compared with 113 per cent at 31 December 2013. Customer deposits, excluding repos, increased by £10.6 billion and, excluding reverse repos, loans and advances to customers reduced by £15.3 billion primarily driven by a continued reduction in the Run-off portfolio (31 December 2014: £16.9 billion; 31 December 2013: £33.3 billion). The increase in customer deposits along with the continued reduction in the Run-off portfolio has enabled the Group to make changes in wholesale funding which reduced by £21.1 billion to £116.5 billion, with the volume with a residual maturity less than one year reducing to £41.1 billion (£44.2 billion at 31 December 2013). The Group’s term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) reduced to 65 per cent (68 per cent at 31 December 2013) as expected in line with maturities of wholesale term funding and limited term wholesale issuance in 2014.

During 2014, the Group has experienced stable term issuance costs that have remained significantly lower than in previous years. The Group has had a limited demand for term wholesale funding in recent years but this may increase in the future as the Group continues to optimise the balance sheet structure.

Following the recent UK implementation of the EU Bank Recovery and Resolution Directive ratings agencies may review their ratings to reassess the likelihood of UK extraordinary government support. On 3 February 2015 Standard & Poor’s lowered the long term ratings on the two holding companies Lloyds Banking Group plc and HBOS plc by two notches to the BBB level. The operating companies Lloyds Bank plc and Bank of Scotland plc continue to have long term ratings of A but have been placed on CreditWatch with negative implications. At the same time Standard & Poor’s announced that the holding companies of the Group have a positive outlook as they could revise upward the unsupported Group Credit Profile of Lloyds Banking Group. Lloyds Bank plc is currently rated A1 by Moody’s and A by Fitch, however it is likely that they may review these ratings later in the year, taking into account regulatory changes, particularly relating to Recovery and Resolution. The effects of a downgrade from all three rating agencies are included in the Group liquidity stress testing.

The Liquidity Coverage Ratio (LCR) is due to become the Pillar 1 standard for liquidity in the UK from October 2015. The Group continues to monitor the requirements, has a robust and well governed reporting framework in place and expects to meet the minimum requirements following finalisation from the PRA. Based on the Group’s current knowledge of the LCR standards due in October 2015, it believes that it met the upcoming requirements as at 31 December 2014.

The combination of a strong balance sheet and access to a wide range of funding markets, including government and central bank schemes, provides the Group with a broad range of options with respect to funding the balance sheet in the future.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.37: Summary funding and liquidity metrics

	At 31 Dec	At 31 Dec
	2014	2013	Change %
Primary liquidity buffer (£bn)	109.3	89.3	22
Term funding ratio (%)	64.7	67.9	(5)
Loan to deposit ratio (%)	106.8	112.9	(5)
Primary liquid assets/money market funding less than one year maturity (X)	5.8	4.2	38

Table 1.38: Group funding position (audited)

	At 31 Dec	At 31 Dec
	2014	2013 [1]	Change
	£bn	£bn	%
Funding requirement
Loans and advances to customers[2]	477.6	492.9	(3)
Loans and advances to banks[3]	3.0	5.1	(41)
Debt securities	1.2	1.4	(14)
Reverse repurchase agreements	–	0.2
Available-for-sale financial assets – secondary[4]	8.0	4.4	82
Cash balances[5]	3.6	3.9	(8)
Funded assets	493.4	507.9	(3)
Other assets[6]	265.2	246.3	8
	758.6	754.2	1
On balance sheet primary liquidity assets[7]
Reverse repurchase agreements	7.0	0.1
Balances at central banks – primary[5]	46.9	46.0	2
Available-for-sale financial assets – primary	48.5	39.6	22
Trading and fair value through profit and loss	(6.1)	3.1
Repurchase agreements	–	(0.6)
	96.3	88.2	9
Total Group assets	854.9	842.4	1
Less: other liabilities[6]	(240.3)	(224.7)	7
Funding requirement	614.6	617.7	(1)
Funded by
Customer deposits[8]	447.1	436.5	2
Wholesale funding[9]	116.5	137.6	(15)
	563.6	574.1	(2)
Repurchase agreements	1.1	4.3	(74)
Total equity	49.9	39.3	27
Total funding	614.6	617.7	(1)

[1]	Loans and advances to customers and customer deposits restated. See note 1, page F-11.

[2]	Excludes £5.1 billion (31 December 2013: £0.1 billion) of reverse repurchase agreements.

[3]	Excludes £21.3 billion (31 December 2013: £20.1 billion) of loans and advances to banks within the Insurance business and £1.9 billion (31 December 2013: £0.2 billion) of reverse repurchase agreements.

[4]	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).

[5]	Cash balances and balances at central banks – primary are combined in the Group’s balance sheet.

[6]	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.

[7]	Primary liquidity assets are PRA eligible liquid assets, including: UK Gilts, US Treasuries, Euro AAA government debt, designated multilateral development bank debt and unencumbered cash balances held at central banks.

[8]	Excluding repurchase agreements at 31 December 2014 of £nil (31 December 2013: £3.0 billion).

[9]	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
107

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.39: Reconciliation of Group funding to the balance sheet (audited)

	Included in funding analysis £bn	Repos £bn	Fair value and other accounting methods £bn	Balance sheet £bn
At 31 December 2014
Deposits from banks	9.8	1.1	–	10.9
Debt securities in issue	80.6	–	(4.4)	76.2
Subordinated liabilities	26.1	–	(0.1)	26.0
Total wholesale funding	116.5	1.1
Customer deposits	447.1	–	–	447.1
Total	563.6	1.1

At 31 December 2013
Deposits from banks	12.1	1.9	–	14.0
Debt securities in issue	91.6	–	(4.5)	87.1
Subordinated liabilities	33.9	–	(1.6)	32.3
Total wholesale funding	137.6	1.9
Customer deposits	436.5	3.0	–	439.5
Total	574.1	4.9

Table 1.40: Analysis of 2014 total wholesale funding by residual maturity (audited)

	Less than one month £bn	One to three months £bn	Three to six months £bn	Six to nine months £bn	Nine months to one year £bn	One to two years £bn	Two to five years £bn	More than five years £bn	Total at 31 Dec 2014 £bn	Total at 31 Dec 2013 £bn
Deposit from banks	7.0	1.2	0.5	0.3	0.1	0.1	0.1	0.5	9.8	12.1
Debt securities in issue:
Certificates of deposit	1.0	2.7	1.2	0.6	1.3	–	–	–	6.8	9.0
Commercial paper	4.7	1.4	0.3	0.8	0.1	–	–	–	7.3	4.8
Medium-term notes[1]	1.0	0.7	1.1	1.4	1.3	4.5	8.5	10.7	29.2	29.1
Covered bonds	0.3	0.7	–	1.3	–	3.0	8.0	11.9	25.2	29.4
Securitisation	0.1	0.9	2.0	1.9	2.0	2.2	2.4	0.6	12.1	19.3
	7.1	6.4	4.6	6.0	4.7	9.7	18.9	23.2	80.6	91.6
Subordinated liabilities	–	1.1	1.3	0.7	0.1	3.3	4.6	15.0	26.1	33.9
Total wholesale funding[2]	14.1	8.7	6.4	7.0	4.9	13.1	23.6	38.7	116.5	137.6

[1]	Medium-term notes include funding from the National Loan Guarantee Scheme (31 December 2014: £1.4 billion; 31 December 2013: £1.4 billion).

[2]	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
108

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.41: Total wholesale funding by currency (audited)

	Sterling	US dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2014	34.4	35.6	40.1	6.4	116.5
At 31 December 2013	44.4	36.1	48.7	8.4	137.6

Table 1.42: Analysis of 2014 term issuance (audited)

	Sterling	US dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn
Securitisation	1.2	–	–	–	1.2
Medium-term notes	0.3	0.6	2.0	0.3	3.2
Covered bonds	1.5	–	0.8	–	2.3
Private placements[1]	0.3	1.5	1.1	0.4	3.3
Subordinated liabilities	–	0.6	–	–	0.6
Total issuance	3.3	2.7	3.9	0.7	10.6

[1]	Private placements include structured bonds and term repurchase agreements (repos).

Term issuance for 2014 totalled £10.6 billion with the majority across medium-term notes and private placements. Utilisation of the UK government’s Funding for Lending Scheme (FLS) has further underlined the Group’s support to the UK economic recovery and the Group remains committed to passing the benefits of this low cost funding on to its customers. The Group drew down £2.0 billion in January 2014, under the 2013 FLS and a further £10.0 billion over the remainder of the year as part of the 2014 scheme, bringing total drawings under the FLS to £20.0 billion.

Liquidity portfolio

At 31 December 2014, the Banking business had £109.3 billion (2013: £89.3 billion) of highly liquid unencumbered assets in its primary liquidity portfolio which are available to meet cash and collateral outflows and PRA regulatory requirements. A separate liquidity portfolio to mitigate any insurance liquidity risk is managed within the Insurance business. Primary liquid assets of £109.3 billion represent 5.8 times (31 December 2013: 4.2 times) the Group’s money market funding less than one year maturity (excluding derivative collateral margins and settlement accounts) and are 2.7 times (31 December 2013: 2.0 times) all wholesale funding less than one year maturity, and thus provides a substantial buffer in the event of continued market dislocation.

Table 1.43: Liquidity portfolio

	At 31 Dec	At 31 Dec	Average	Average
	2014	2013	2014	2013
	£bn	£bn	£bn	£bn
Primary liquidity
Central bank cash deposits	46.9	46.0	62.3	69.4
Government/MDB bonds[1]	62.4	43.3	47.9	28.2
Total	109.3	89.3	110.2	97.6

Secondary liquidity
High-quality ABS/covered bonds[2]	3.9	1.4	3.6	2.0
Credit institution bonds[2]	0.9	0.4	1.4	1.2
Corporate bonds[2]	0.6	0.1	0.3	0.1
Own securities (retained issuance)	20.6	22.1	22.2	33.3
Other securities	5.7	4.3	5.5	4.8
Other[3]	67.5	77.1	74.1	75.2
Total	99.2	105.4	107.1	116.6
Total liquidity	208.5	194.7

[1]	Designated multilateral development bank (MDB).

[2]	Assets rated A- or above.

[3]	Includes other central bank eligible assets.
109

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.44: Liquidity portfolio: currency

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2014
Primary liquidity	81.1	14.5	13.7	–	109.3
Secondary liquidity	91.3	1.2	6.7	–	99.2
Total	172.4	15.7	20.4	–	208.5
At 31 December 2013
Primary liquidity	65.3	13.3	10.5	0.2	89.3
Secondary liquidity	100.4	0.8	4.0	0.2	105.4
Total	165.7	14.1	14.5	0.4	194.7

In addition the Banking business had £99.2 billion (31 December 2013: £105.4 billion) of secondary liquidity, the vast majority of which is eligible for use in a range of central bank or similar facilities and the Group routinely makes use of as part of its normal liquidity management practices. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

The entire primary liquidity portfolio and a subset of the secondary portfolio are LCR eligible. The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of primary and secondary liquid assets. This liquidity is managed as a single pool in the centre and is under the control of the function charged with managing the liquidity of the Group apart from the TSB Liquidity Buffer which is managed separately. It is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

Stress testing results
Internal stress testing results at 31 December 2014 showed that the Banking business had liquidity resources representing 148 per cent of modelled outflows from all wholesale funding sources, retail and corporate deposits, intra-day requirements and rating dependent contracts under the Group’s most severe liquidity stress scenario (the three month PRA combined scenario). Assets and liabilities within the TSB Banking Group were not included as their stress testing is managed separately.

The liquidity stress testing assumes that further credit rating downgrades may reduce investor appetite for some of the Group’s liability classes and therefore funding capacity. A hypothetical idiosyncratic two notch downgrade of the Group’s current long-term debt rating and accompanying short-term downgrade implemented instantaneously by all major rating agencies, could result in an outflow of £2.5 billion of cash over a period of up to one year, £2.4 billion of collateral posting related to customer financial contracts and £8.6 billion of collateral posting associated with secured funding. The Group’s internal liquidity risk appetite includes such a stress scenario. The stress scenario modelling demonstrates the Group has available liquidity resources to manage such an event.

Encumbered assets

This disclosure provides further detail on the availability of assets that could be used to support potential future funding requirements of the Group. The disclosure is not designed to identify assets that would be available in the event of a resolution or bankruptcy.

The Group has analysed its balance sheet between unencumbered and encumbered assets.

Encumbered assets: Assets recognised on the Group’s balance sheet which have been pledged as collateral against an existing liability, and as a result are assets which are unavailable to the Group to secure funding, satisfy collateral needs or be sold to reduce potential future funding requirements.

The following sub analyses have been provided for unencumbered assets:

Unencumbered – Readily realisable: Assets regarded by the Group to be readily realisable in the normal course of business, to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, and are not subject to any restrictions on their use for these purposes.

Unencumbered – Other realisable: Assets where there are no restrictions on their use to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, but are not readily realisable in the normal course of business in their current form.

Unencumbered – Cannot be used: Assets that have not been pledged but which the Group has assessed could not be pledged and therefore could not be used to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements.

Assets held within the Group’s Insurance businesses are generally held to either back liabilities to policyholders or to support the solvency of the Insurance subsidiaries; accordingly all Insurance assets are classified as unencumbered – cannot be used.

Assets held within consolidated limited liability partnerships to provide security for the Group’s obligations to the Group’s pension schemes are classified as unencumbered – cannot be used.

The Board and GALCO monitor and manage total balance sheet encumbrance and readily realisable unencumbered assets via a number of risk appetite metrics. At 31 December 2014, the Group had £134,916 million (31 December 2013: £118,446 million) of encumbered and £719,980 million (31 December 2013: £723,934 million) of unencumbered on balance sheet assets. Of the unencumbered assets, £355,298 million (31 December 2013: £384,502 million) was classified as realisable for potential future funding requirements with a large pool (£188,141 million; 31 December 2013: £201,191 million) of readily realisable assets, from which if needed the Group could meet potential funding requirements at short notice. Primarily the Group encumbers mortgages and term lending through the issuance programmes and tradable securities through securities financing activity.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.45: On balance sheet encumbered and unencumbered assets

		Can be used			Cannot be used			Total assets
	Encumbered £m	Readily realisable assets £m	Other realisable £m	Total £m	Reverse repo and Derivatives £m	Other £m	Total £m	£m
At 31 December 2014
Cash and balances at central banks	–	48,302	–	48,302	–	2,190	2,190	50,492
Trading and other financial assets at fair value
through profit or loss	13,389	5,149	2,259	7,408	36,725	94,409	131,134	151,931
Derivative financial instruments	–	–	–	–	34,094	2,034	36,128	36,128
Loans and receivables:
Loans and advances to banks	26	424	712	1,136	1,899	23,094	24,993	26,155
Loans and advances to customers	102,333	94,220	161,458	255,678	5,148	119,545	124,693	482,704
Debt securities	728	281	100	381	–	104	104	1,213
	103,087	94,925	162,270	257,195	7,047	142,743	149,790	510,072
Available-for-sale financial assets	18,440	37,711	30	37,741	–	312	312	56,493
Other[1]	–	2,054	2,598	4,652	–	45,128	45,128	49,780
Total assets	134,916	188,141	167,157	355,298	77,866	286,816	364,682	854,896
At 31 December 2013
Cash and balances at central banks	–	46,272	–	46,272	–	3,643	3,643	49,915
Trading and other financial assets at fair value
through profit or loss	5,415	7,258	2,233	9,491	29,288	98,489	127,777	142,683
Derivative financial instruments	–	–	–	–	29,741	1,063	30,804	30,804
Loans and receivables:
Loans and advances to banks	31	1,354	880	2,234	183	22,917	23,100	25,365
Loans and advances to customers	106,416	106,079	177,103	283,182	120	103,234	103,354	492,952
Debt securities	389	574	9	583	–	383	383	1,355
	106,836	108,007	177,992	285,999	303	126,534	126,837	519,672
Available-for-sale financial assets	6,195	36,857	26	36,883	–	898	898	43,976
Other[1]	–	2,797	3,060	5,857	–	49,473	49,473	55,330
Total assets	118,446	201,191	183,311	384,502	59,332	280,100	339,432	842,380

[1]	Other comprises: items in the course of collection from banks, investment properties, goodwill, value of in-force business, other intangible assets, tangible fixed assets, current tax recoverable, deferred tax assets, retirement benefit assets and other assets.

The above table sets out the carrying value of the Group’s encumbered and unencumbered assets, separately identifying those that are available to support the Group’s funding needs. It should be noted that the table does not include collateral received by the Group that is not recognised on its balance sheet, some of which the Group is permitted to repledge.

The Group provides collateralised security financing services to its clients, providing them with cash financing or specific securities. Collateralised security financing is also used to manage the Group’s own short-term cash and collateral needs. For securities accepted as collateral the reverse repo, margin and bond borrowing mandate is credit rating driven with appropriate notional limits per rating, asset and individual bond concentration. All securities are investment grade. With regard to repo and stock lending agreements the Group only trades with regulated entities. Many factors are taken into consideration the main being, the credit worthiness of the counterpart, pricing transparency, underlying bond liquidity, central bank eligibility, credit rating, concentration and country risk. The vast majority of collateral the Group uses in repo/reverse repo and stock lending/stock borrowing transactions is investment grade Government issued, primarily UK Government debt. The majority of repo/ reverse repo and stock lending/stock borrowing transactions are short-term, having a residual maturity of less than three months.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONTRACTUAL CASH OBLIGATIONS

The following table sets out the amounts and maturities of Lloyds Banking Group’s contractual cash obligations at 31 December 2014.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m
Enhanced capital notes	–	–	1,524	2,159	3,683
Long-term debt – dated	1,170	1,082	1,638	11,707	15,597
Debt securities in issue	27,395	17,849	8,100	29,628	82,972
Finance leases	7	12	–	14	33
Operating leases	301	506	439	1,141	2,387
Capital commitments	373	–	–	–	373
Other purchase obligations	1,165	1,763	1,022	1,014	4,964
	30,411	21,212	12,723	45,663	110,009

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by the Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. The Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of at least £425 million to these schemes in 2015.

At 31 December 2014, Lloyds Banking Group also had £6,762 million of preference shares, preferred securities and undated subordinated liabilities outstanding.

At 31 December 2014, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary company, Lloyds Bank, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds Bank and HBOS to pay dividends going forward, or for Lloyds Bank or other Lloyds Banking Group companies to make loans to Lloyds Banking Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments at 31 December 2014 is included in note 54 to the financial statements. These commitments are not included in Lloyds Banking Group’s consolidated balance sheet.

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

Lloyds Banking Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The contractual nominal amounts of these guarantees totalled £7,161 million at 31 December 2014 (with £4,133 million expiring within one year; £1,823 million between one and three years; £674 million between three and five years; and £531 million over five years).

Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2014, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation vehicles, Argento, Cancara and Grampian. These are funded in the global asset-backed commercial paper market. The assets and obligations of these conduits are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

Details of securitisations and other special purpose entity arrangements entered into by the Group are provided in notes 19 and 20 to the financial statements. The successful development of Lloyds Banking Group’s ability to securitise its own assets has provided a mechanism to tap a well established market, thereby diversifying Lloyds Banking Group’s funding base.

As indicated on page F-39, the Group’s securitisations include a number of synthetic securitisation arrangements. Synthetic securitisations use credit default swaps to transfer the credit risk of the underlying assets to a third party without transferring the funding requirement. As the prices of the underlying assets fall, this creates a credit risk on the third party which typically is not collateralised. The total notional amount of credit default swaps used for synthetic securitisation transactions at 31 December 2014 was £83 million.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK APPETITE

Capital risk appetite is set by the Group Board, reflecting the Group’s strategic plans, regulatory capital constraints and market expectations. It is defined by a number of minimum capital ratios in normal and stressed conditions, a minimum leverage ratio and a minimum buffer over regulatory solvency requirements for the insurance business set by the Insurance Board. The Group monitors its actual and forecast capital positions aiming to remain within its appetite at all times.

For further information on risk appetite refer to page 54.

EXPOSURES

A capital exposure arises where the Group has insufficient capital resources to support its strategic objectives and plans, and to meet external stakeholder requirements and expectations. This could arise due to a depletion of the Group’s capital resources as a result of the crystallisation of any of the risks to which it is exposed. Alternatively a shortage of capital could arise from an increase in the amount of capital that is needed to be held. The Group’s capital management approach is focused on maintaining sufficient capital resources to prevent such exposures while optimising value for shareholders.

MEASUREMENT

The Group measures the amount of capital it holds using the regulatory framework defined by the Capital Requirements Directive and Regulation (CRD IV) as implemented in the UK by the Prudential Regulation Authority (PRA) policy statement PS7/13. Full details on the Group’s regulatory capital framework are provided on page 20 of the ‘Pillar 3 Report’.

The minimum amount of total capital, under Pillar 1 of the regulatory framework, is determined as 8 per cent of the aggregate risk-weighted assets calculated in respect of credit risk, counterparty credit risk, operational risk and market risk. At least 4 per cent of risk-weighted assets were required to be covered by Common Equity Tier 1 (CET1) capital in 2014, increasing to 4.5 per cent from 1 January 2015.

The minimum requirement for capital is supplemented by Pillar 2 of the regulatory framework.

Under Pillar 2A, additional minimum requirements are set through the issuance of bank specific Individual Capital Guidance (ICG), which adjusts the Pillar 1 minimum for those risks not covered or not fully covered under Pillar 1. The Group’s Pillar 2A ICG equates to 3.8 per cent of risk-weighted assets of which 2.1 per cent of this amount must be covered by CET1 capital. This reflects a point in time estimate by the PRA, which may change over time, of the total amount of capital that is needed and includes risks that are not fully covered by Pillar 1 such as credit concentration and operational risk, and those risks not covered by Pillar 1 such as pensions and interest rate risk.

As part of the capital planning process, forecast capital positions are subjected to extensive stress analyses to determine the adequacy of the Group’s capital resources against the minimum requirements, including ICG. Under Pillar 2B the PRA uses the outputs from some of these stress analyses to inform the setting of the Group’s Capital Planning Buffer (CPB), defining a minimum level of capital over and above the minimum regulatory requirements that should be maintained in non-stressed conditions as mitigation against potential future periods of stress. The PRA requires the CPB to remain confidential between the Group and the PRA.

In addition to the CPB, a countercyclical capital buffer could potentially apply of up to 2.5 per cent. This buffer is time-varying and is designed to require banks to hold additional capital to remove or reduce the build up of systemic risk in times of credit boom, providing additional loss absorbing capacity and acting as an incentive for banks to constrain further credit growth. The Group is not currently required to hold a countercyclical capital buffer.

The Financial Policy Committee (FPC) of the Bank of England can also set sectoral capital requirements which are temporary increases to banks’ capital requirements on exposures to specific sectors, if the FPC judges that exuberant lending to these sectors poses risks to financial stability. No sectoral capital requirements currently apply to the Group.

Under CRD IV two other CET1 capital buffers, the capital conservation buffer of 2.5 per cent and the systemic risk buffer of up to 3 per cent, will be phased in over the period from 1 January 2016 to 2019. To recognise these new buffers the PRA intends to rename the CPB as the PRA buffer and when setting the PRA buffer, will take into account the extent to which these CRD IV buffers already capture the risks identified in the PRA buffer assessment.

In addition to the risk-based capital framework described above, the Group is also subject to minimum capital requirements under the leverage ratio framework. The leverage ratio is calculated by dividing tier 1 capital resources by a defined measure of on-balance sheet assets and off-balance sheet items.

The Group’s leverage ratio currently exceeds the aggregate minimum levels proposed by the FPC which require major domestic banks to meet a minimum ratio of 3 per cent, a supplementary systemic risk based buffer of up to 1.05 per cent (to apply from 2016 for globally systemically important banks (G-SIBs) and from 2019 for major domestic banks) and a time-varying countercyclical leverage buffer of up to 0.9 per cent (currently set at zero per cent). At least 75 per cent of the minimum 3 per cent and the entirety of any buffers must be met by CET1 capital. It is expected that the proposals will be implemented during 2015.

MITIGATION

The Group has a capital management framework including policies and procedures that are designed to ensure that it operates within its risk appetite, continues to comply with regulatory requirements and is positioned to meet anticipated future changes to its capital requirements.

The Group is able to accumulate additional capital through the accumulation of profits over time, by raising new equity via, for example, a rights issue or debt exchange and by raising additional tier 1 and tier 2 capital by issuing subordinated liabilities. The cost and availability of additional capital is dependent upon market conditions and perceptions at the time. The Group is also able to manage the demand for capital through management actions including adjusting its lending strategy, risk hedging strategies and through business disposals.

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

The regulatory framework within which the Group operates continues to be developed at a global level through the Financial Stability Board (FSB) and Basel Committee, at a European level mainly through the issuance of CRD IV technical standards and guidelines and within the UK by the PRA and through directions from the FPC.

At a global level the Basel Committee has set out a summary of various policy and disclosure initiatives that it expects to undertake during 2015 themed around reducing excessive variability in banks’ regulatory capital ratios. Proposed revisions to the Standardised Approach risk-weight framework in addition to early stage proposals on the design of a new capital floors framework were issued toward the end of 2014.

At a European level a number of capital related CRD IV technical standards and guidelines were published by the European Banking Authority (EBA) during the year, with further technical standards and guidelines expected to be published in 2015, which the Group will continue to be required to meet.

In the UK the Financial Policy Committee (FPC) finalised proposals for a UK leverage ratio framework. In January 2015 the PRA issued a consultation on proposals to reform the Pillar 2 framework, including new approaches for determining Pillar 2A capital requirements and the setting of Pillar 2B capital requirements (the PRA buffer).

The Group continues to monitor these developments very closely, analysing the potential capital impacts to ensure the Group continues to maintain a strong capital position that exceeds the minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.

CAPITAL MANAGEMENT IN 2014

The Group continued to strengthen its capital position during 2014 through capital-efficient profit generation, further dividends from the Insurance business, changes to the Group’s defined benefit pension arrangements and a reduction in risk-weighted assets. The positive impact of these items was partly offset by the recommended dividend, charges relating to legacy issues and the Enhanced Capital Notes (ECNs) exchange and tender offers where the Group repurchased the equivalent of £5 billion nominal (£4 billion regulatory value) of ECNs and issued £5.3 billion of new CRD IV compliant additional tier 1 (AT1) securities.

–	The CET1 ratio increased 2.5 percentage points from 10.3 per cent (pro forma) to 12.8 per cent.

–	The leverage ratio increased 1.1 percentage points from 3.8 per cent (pro forma) to 4.9 per cent.

–	The transitional total capital ratio increased 3.2 percentage points from 18.8 per cent (pro forma) to 22.0 per cent.

–	The Group is now assuming a steady state CET1 ratio requirement of around 12 per cent.

The directors have recommended a dividend of 0.75 pence per share. The dividend, amounting to approximately £535 million, will be recognised in the Group’s 2015 financial statements.

The Group intends to have a progressive dividend policy with dividends starting at a modest level and increasing over the medium term to a dividend payout ratio of at least 50 per cent of sustainable earnings. The ability of the Group to pay a dividend is subject to a number of constraints. Under the Companies Act 2006, dividends may only be paid out of “profits available for distribution”, which are determined by reference to a company’s separate financial statements. Lloyds Banking Group plc acts a holding company which also raises debt to fund the activities of the Group. The profitability of the Company is therefore dependent upon the receipt of dividends from its subsidiaries and consequently its ability to sustain dividend payments is in turn largely dependent on the ability of its subsidiaries to continue making dividend payments.

At 31 December 2014 the Company had accumulated distributable reserves of approximately £8,500 million. Substantially all of the Company’s merger reserve is available for distribution under UK company law as a result of transactions undertaken to recapitalise the Company in 2009.

As the parent company of a banking group payment of a dividend is also dependent upon the maintenance of an adequate level of regulatory capital. The Group remains strongly capitalised, increasing its CET 1 capital ratio from 10.3 per cent at 31 December 2013 to 13.0 per cent (pre dividend) at 31 December 2014. The payment of a dividend reduces an entity’s CET 1 capital and, as a result, reduces its CET 1 capital ratio. The current recommended dividend reduces the Group’s CET 1 ratio to 12.8 per cent.

CAPITAL POSITION AT 31 DECEMBER 2014

The Group’s capital position as at 31 December 2014 is presented in the following section applying CRD IV transitional arrangements, as implemented in the UK by PRA policy statement PS7/13, and also on a fully loaded CRD IV basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.46: Capital resources (audited)

	Transitional		Fully loaded
	At 31 Dec	At 31 Dec	At 31 Dec	At 31 Dec
	2014	2013 [2]	2014	2013 [2]
	£m	£m	£m	£m
Capital resources
Common equity tier 1
Shareholders’ equity per balance sheet	43,335	39,191	43,335	39,191
Adjustment to retained earnings for foreseeable dividends	(535)	–	(535)	–
Deconsolidation of insurance entities[1]	(824)	(1,367)	(824)	(1,367)
Adjustment for own credit	158	185	158	185
Cash flow hedging reserve	(1,139)	1,055	(1,139)	1,055
Other adjustments	333	133	333	133
	41,328	39,197	41,328	39,197
less: deductions from common equity tier 1
Goodwill and other intangible assets	(1,875)	(1,979)	(1,875)	(1,979)
Excess of expected losses over impairment provisions and value adjustments	(565)	(866)	(565)	(866)
Removal of defined benefit pension surplus	(909)	(78)	(909)	(78)
Securitisation deductions	(211)	(141)	(211)	(141)
Significant investments[1]	(2,546)	(2,890)	(2,546)	(3,090)
Deferred tax assets	(4,533)	(5,025)	(4,533)	(5,118)
Common equity tier 1 capital	30,689	28,218	30,689	27,925

Additional tier 1
Additional tier 1 instruments	9,728	4,486	5,355	–
less: deductions from tier 1
Significant investments	(859)	(677)	–	–
Total tier 1 capital	39,558	32,027	36,044	27,925

Tier 2
Tier 2 instruments	14,197	19,870	10,836	15,636
Eligible provisions	333	349	333	349
less: deductions from tier 2
Significant investments	(1,288)	(1,015)	(2,146)	(1,692)
Total capital resources	52,800	51,231	45,067	42,218

Risk-weighted assets (unaudited)	239,734	272,641	239,734	271,908

Common equity tier 1 capital ratio	12.8%	10.3%	12.8%	10.3%
Tier 1 capital ratio	16.5%	11.7%	15.0%	10.3%
Total capital ratio	22.0%	18.8%	18.8%	15.5%

[1]	The amount of post-acquisition reserves for the Group’s Insurance business are excluded from shareholders’ equity. The remaining cost of the Group’s investment in the equity of the Insurance business is risk-weighted as part of threshold risk-weighted assets up to a limit based on the size of the Group’s common equity tier 1 capital position, with the residual amount deducted from common equity tier 1 capital.

[2]	31 December 2013 comparatives reflect CRD IV rules as implemented by the PRA at 1 January 2014 and are reported on a pro forma basis that includes the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank. 31 December 2013 common equity tier 1 ratios, excluding the benefit of these sales, were 10.0 per cent fully loaded and 10.1 per cent on transitional rules, while risk-weighted assets under fully loaded rules were £271.1 billion and under transitional rules were £272.1 billion.
115

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The key differences between the transitional capital calculation as at 31 December 2014 and the fully loaded equivalent are as follows:

–	Capital securities that previously qualied as tier 1 or tier 2 capital, but do not qualify under CRD IV, can be included in tier 1 or tier 2 capital (as applicable) up to a specified limit which reduces by 10 per cent per annum until 2022.

–	The significant investment deduction from AT1 in 2014 will transition to tier 2 by 2018.

The movements in the transitional CET1, AT1, tier 2 and total capital positions in the period are provided below.

Table 1.47: Movements in capital

	Common Equity	Additional
	Tier 1	Tier 1	Tier 2	Total capital
	£m	£m	£m	£m
At 31 December 2013[1]	28,218	3,809	19,204	51,231
Profit attributable to ordinary shareholders[2]	1,235			1,235
Adjustment to above re December 13 pro forma	(202)			(202)
Adjustment to retained earnings for foreseeable dividends	(535)			(535)
Pension movements:
Deduction of pension asset	(831)			(831)
Movement through other comprehensive income	739			739
Available-for-sale reserve	548			548
Deferred tax asset	492			492
Goodwill and intangible assets deductions	104			104
Excess of expected losses over impairment provisions and value adjustments	301			301
Significant investment deduction	344	(182)	(273)	(111)
Eligible provisions	–		(16)	(16)
Subordinated debt movements:
Restructuring to ensure CRD IV compliance	–	5,355	(4,006)	1,349
Subordinated debt issuance	–	–	645	645
Repurchases, redemptions and other	–	(113)	(2,312)	(2,425)
Other movements	276	–	–	276
At 31 December 2014	30,689	8,869	13,242	52,800

[1]	31 December 2013 comparatives reflect CRD IV transitional rules as implemented by the PRA at 1 January 2014 and are reported on a pro forma basis that includes the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank.

[2]	As the Insurance business is excluded from the scope of the Group’s regulatory capital consolidation, profits made by Insurance are removed from CET1 capital. Dividends paid to the Group by Insurance, however, are recognised through CET1 Capital and for the period include £400 million paid in March 2014 and £300 million paid in December 2014. In addition, the sale of Heidelberger Leben resulted in the payment of an additional dividend by insurance to the Group of £295 million.

CET1 capital resources have increased by £2,471 million in the period, mainly due to profit attributable to ordinary shareholders, reflecting underlying profit, dividends from the Insurance business, and a pensions credit resulting from changes to the Group’s defined benefit pension arrangements, partly offset by charges relating to legacy issues and ECN exchange and lender offers. Additionally, favourable pension variations through other comprehensive income, favourable movements in available-for-sale (AFS) reserves, a reduction in the excess of expected losses over impairment provisions and value adjustments and a reduction in deferred tax and significant investment deductions, further increased CET1 capital resources partially offset by an increase in the pensions asset deducted from capital.

AT1 capital resources have increased by £5,060 million in the period, mainly due to the ECN exchange and tender offers that resulted in the issuance of £5.3 billion of CRD IV compliant AT1 instruments, partially offset by other movements in grandfathered tier 1 subordinated debt, including foreign exchange movements and fair value unwind.

As a result of the offers launched in the first half of the year, the Group has met its AT1 requirement under the CRD IV capital framework. Through the exchange and tender offers, the Group repurchased the equivalent of £5 billion nominal (£4 billion regulatory value) of ECNs and issued £5.3 billion of new AT1 securities. In addition to delivering the Group’s AT1 requirement, the exchange and tender offers also increased the Group’s leverage ratios by approximately 50 basis points, improved the Group’s rating agency metrics, and has benefited the Group’s net interest margin in 2014 by approximately 7 basis points. Coupon payments on the new AT1 securities are accounted for as distributions from reserves. The exchanges resulted in a net accounting charge of approximately £1.1 billion, which has reduced the Group’s fully loaded CET1 capital ratio by approximately 50 basis points.

Tier 2 capital resources have reduced by £5,962 million in the period. This primarily reflects the ECN exchange and tender offers, which resulted in £4.0 billion of existing tier 2 ECN instruments being redeemed in exchange for the issuance of AT1 instruments as outlined above and the Group’s stated intention to approach the PRA to seek the appropriate permission to redeem a number of remaining ECN instruments following the Capital Disqualification Event that occurred upon the release of the PRA stress test results which resulted in a further reduction of £0.5 billion. Additional factors contributing to the reduction in tier 2 capital resources included a reduction in eligible provisions and other movements in tier 2 subordinated debt, including foreign exchange, fair value unwind, amortisation of dated instruments and other calls and redemptions. The reduction in tier 2 capital resources was partially offset by the issuance of a £0.6 billion CRD IV compliant tier 2 dated subordinated debt instrument in November 2014.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.48: Risk-weighted assets

	Transitional[1]
	At 31 Dec	At 31 Dec
	2014	2013
	£m	£m
Risk-weighted assets
Divisional analysis of risk-weighted assets:
Retail	67,666	72,948
Consumer Finance	20,882	20,136
Commercial Banking	106,185	123,951
Central Items	12,193	7,743
TSB[2]	5,170	5,591
Run-off	16,814	30,569
Underlying risk-weighted assets	228,910	260,938
Threshold risk-weighted assets[3]	10,824	11,154
Total risk-weighted assets	239,734	272,092
Movement to fully loaded risk-weighted assets[4]	–	(1,014)
Fully loaded risk-weighted assets	239,734	271,078

Risk type analysis of risk-weighted assets:
Foundation Internal Ratings Based (IRB) Approach	72,393	84,882
Retail IRB Approach	72,886	83,815
Other IRB Approach	15,324	9,526
IRB Approach	160,603	178,223
Standardised Approach	25,444	33,819
Contribution to the default fund of central counterparty	515	484
Credit risk	186,562	212,526
Counterparty credit risk	9,108	7,546
Credit valuation adjustment	2,215	3,190
Operational risk	26,279	26,594
Market risk	4,746	11,082
Underlying risk-weighted assets	228,910	260,938
Threshold risk-weighted assets[3]	10,824	11,154
Total risk-weighted assets	239,734	272,092
Movement to fully loaded risk-weighted assets[4]	–	(1,014)
Fully loaded risk-weighted assets	239,734	271,078
Pro forma transitional rules risk-weighted assets		272,641
Pro forma fully loaded risk-weighted assets		271,908

[1]	CRD IV rules as implemented by the PRA at 1 January 2014.

[2]	TSB risk-weighted assets are on a Lloyds Banking Group reporting basis and differ to those reported by TSB as a standalone regulated entity.

[3]	Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of deducted from CET1 capital under threshold rules. Significant investments primarily arise from the investment in the Group’s Insurance business.

[4]	Differences may arise between transitional and fully loaded threshold risk-weighted assets where deferred tax assets reliant on future profitability and arising from temporary timing differences and significant investments exceed the fully loaded threshold limit, resulting in an increase in amounts deducted from CET1 rather than being risk-weighted. At 31 December 2014 the fully loaded threshold was not exceeded and therefore no further adjustment was applied to the transitional threshold risk-weighted assets.
117

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Key differences between risk-weighted assets at 31 December 2014 and 31 December 2013 under transitional rules are as follows:

–	Retail division risk-weighted assets reduced by £5.2 billion in the year primarily due to improvements in credit quality arising from active portfolio management and the impact of positive economic factors (including favourable movements in UK house prices and reduced unemployment) as well as the exit from its joint venture banking operations with Sainsbury’s. These movements are partially offset by risk-weighted asset increases arising from model changes.

–	Consumer Finance division risk-weighted assets increased by £0.8 billion largely due to new business lending and model changes partially offset by reductions arising from improvements in credit quality and economic factors.

–	Commercial Banking risk-weighted assets reduced by £17.8 billion mainly reflecting market risk reductions, active portfolio management and methodology refinements. The market risk-weighted asset reduction of £6.3 billion is primarily due to the removal of a temporary capital buffer applied to the Group’s internal market risk models on completion of specific market risk infrastructure projects.

–	Central Items risk-weighted assets primarily comprise the Group’s liquidity portfolio and strategic equity investments and other balance sheet assets such as fixed assets and sundry debtors. The increase in the year of £4.4 billion is primarily due to equity received in consideration for the disposal of Scottish Widows Investment Partnership (SWIP).

–	The reduction in Run-off risk-weighted assets of £13.8 billion is mainly due to disposals, including the sale of loans in the Irish retail mortgage portfolio and movements in external economic factors.

Table 1.49: Risk-weighted assets movement by key driver

	Credit risk[1] £m	Counter party credit risk[1] £m	Market risk £m	Operational risk £m	Total £m
Risk-weighted assets at 31 December 2013	212,526	10,736	11,082	26,594	260,938
Management of the balance sheet	(4,694)	(366)	(1,850)	–	(6,910)
Disposals	(9,781)	(170)	–	–	(9,951)
External economic factors	(10,459)	1,187	26	–	(9,246)
Model and methodology changes	(995)	(64)	(4,512)	–	(5,571)
Other	(35)	–	–	(315)	(350)
Risk-weighted assets	186,562	11,323	4,746	26,279	228,910
Threshold risk-weighted assets					10,824
Total risk-weighted assets					239,734

[1]	Credit risk includes movements in contributions to the default fund of central counterparties and counterparty credit risk includes the movements in credit valuation adjustments.

The risk-weighted asset movements table provides an analysis of the movement in risk-weighted assets in the year and an insight in to the key drivers of the movements. The analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgement.

Management of the balance sheet includes risk-weighted asset movements arising from new lending and asset run-off and management of market risk positions. During the year risk-weighted assets decreased £6.9 billion primarily in Commercial Banking, partially offset by business growth in Consumer Finance and equities received in consideration for the disposal of Scottish Widows Investment Partnership within Central Items.

Disposals include risk-weighted asset reductions arising from the sale of assets, portfolios and businesses. Disposals reduced risk-weighted assets by £10.0 billion, primarily in the Run-off portfolio, including the sale of loans in the Irish retail mortgage portfolio as well as exiting the joint venture banking operation with Sainsbury’s, in Retail.

External economic factors captures movements driven by changes in the economic environment. The reduction in risk-weighted assets of £9.2 billion is mainly due to positive macroeconomic factors including favourable movements in UK house prices and reduced unemployment which have led to improvements in the credit risk profile of customers.

Model and methodology changes include the movement in risk-weighted assets arising from new model implementation, model enhancement and changes in credit risk approach applied to certain portfolios. Model and methodology changes reduced risk-weighted assets by £5.6 billion, primarily due to the removal of a temporary capital buffer applied to the Group’s internal market risk models on completion of specific market risk infrastructure projects. Reductions in credit risk arise from a number of small methodology refinements in Commercial Banking, partially offset by risk-weighted asset increases arising from updates to mortgage models and refinement of risk models for unsecured products in Retail and Consumer Finance.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LEVERAGE RATIO

The leverage ratio is calculated by dividing tier 1 capital (excluding granfathered tier 1 securities) by a defined measure of on-balance sheet assets and off-balance sheet items.

On 12 January 2014 the Basel Committee issued a revised Basel III leverage ratio framework that included a number of amendments to the original calculation of the exposure measure, in particular the methodologies applied in determining the exposure measures for derivatives, securities financing transactions (SFTs) and off-balance sheet items. In addition the scope of consolidation has been fully aligned to that applied to the risk-based capital framework, thereby requiring all on-balance sheet assets and off-balance sheet items of the Insurance division to be excluded from the Group’s total exposure measure and replaced by a measure of the banking group’s investment in Insurance.

In January 2015 the existing CRD IV rules on the calculation of the leverage ratio were amended to align with the European Commission’s interpretation of the revised Basel III leverage ratio framework. Although there remain some minor differences between the framework and the amended CRD IV rules, the Group does not consider these to be material and has therefore elected, in accordance with PRA guidance, to disclose on the basis of the revised Basel III leverage ratio framework, in keeping with the interim 2014 disclosures.

Table 1.50: Leverage ratio

	Fully loaded
	At 31 Dec 2014 £m	At 31 Dec 2013[1] £m
Total tier 1 capital for leverage ratio[2]
Common equity tier 1 capital	30,689	27,041
Additional Tier 1 capital	5,355	–
Total tier 1 capital	36,044	27,041
Exposure measure[3]
Statutory balance sheet assets
Derivative financial instruments	36,128	30,804
Securities financing transactions (SFTs)	43,772	29,592
Loans and advances and other assets	774,996	781,984
Total assets	854,896	842,380
Deconsolidation of insurance entities
Derivative financial instruments	(1,686)	(1,030)
Loans and advances and other assets	(143,459)	(150,174)
Total scope of consolidation adjustments	(145,145)	(151,204)
Derivatives adjustments
Adjustment for regulatory netting	(24,187)	(20,926)
Adjustment to cash collateral	(1,024)	(70)
Net written credit protection	425	280
Regulatory potential future exposure	12,722	13,368
Total derivatives adjustments	(12,064)	(7,348)
Counterparty credit risk add-on for SFTs	1,364	1,921
Off-balance sheet items	50,980	55,987
Regulatory deductions and other adjustments	(10,362)	(9,382)
Total exposure	739,669	732,354
Leverage ratio	4.9%	3.7%
Pro forma leverage ratio at 31 December 2013[4]		3.8%

[1]	31 December 2013 comparatives are reported on the same basis of calculation as the current year.
[2]	Calculated in accordance with CRD IV rules.
[3]	Calculated in accordance with the revised Basel III leverage ratio framework issued in January 2014, as interpreted through the July 2014 Basel III Quantitative Impact Study instructions and related guidance.
[4]	Includes the pro forma benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank.

Assets related to Group subsidiaries that fall outside of the Group’s regulatory capital consolidation are deconsolidated. These are replaced with a proportion of the Group’s investment in the subsidiaries, reflecting amounts not already deducted from tier 1 capital as part of significant investment deductions. This primarily applies to the Group’s Insurance subsidiaries resulting in the removal of assets related to Insurance division.

Adjustments are applied to the balance sheet asset value of derivatives financial instruments to reflect the application of regulatory netting rules, adjustments for the recognition of cash variation margin (subject to certain restrictions), the addition of notional amounts of written credit derivatives and the requirement to reflect potential future exposure amounts in accordance with regulatory rules.

Securities financing transactions, predominantly comprising repurchase transactions, are subject to the netting rules imposed by the framework. These are considered to be similar to current IFRS accounting rules on netting. In addition a counterparty credit risk amount is calculated and added to the SFT measure, representing the extent to which a SFT is under-collateralised.

Off-balance sheet items primarily consist of undrawn credit facilities, including facilities that may be cancelled unconditionally at any time without notice. The leverage ratio exposure value for off-balance sheet items is determined by applying set credit conversion factors to the nominal values

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

of the items, based on the classification of the item. In accordance with the requirements of the framework the credit conversion factors applied to off-balance sheet items follow those prescribed by Standardised credit risk rules, subject to a floor of 10 per cent.

Other regulatory adjustments consist of other balance sheet assets that are required under CRD IV rules to be deducted from tier 1 capital such as deferred tax asset amounts, pension assets and goodwill and intangibles. The removal of these assets from the exposure measure ensures consistency is maintained between the capital and exposure components of the ratio.

KEY MOVEMENTS

The 1.1 per cent increase in the Group’s fully loaded leverage ratio from 3.8 per cent (pro forma) to 4.9 per cent predominantly reflects the increase in the Group’s tier 1 capital position over the period, including the issuance of £5.3 billion of CRD IV compliant AT1 instruments and the growth in CET1 capital, as discussed on page 114.

G-SIB REQUIREMENTS

Although the Group is not currently classified as a Global Systemically Important Bank (G-SIB), by virtue of the leverage exposure exceeding €200 billion, the Group is required to report G-SIB metrics to the PRA. The Group’s metrics used within the 2014 Basel G-SIBs annual exercise will be disclosed from April 2015, and the results are expected to be made available by the Basel Committee later this year.

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

The valuation of with-profits assets in a With-Profit Fund on a realistic basis differs from the valuation on a statutory basis as, in respect of non-profit business written therein, it includes the present value of the anticipated future release of the prudent margins for adverse deviation. In addition, the realistic valuation uses the market value of assets without the limit affecting the statutory basis noted above. The realistic valuation of liabilities differs from the statutory basis in including an allowance for future bonuses whilst the value of options and guarantees are assessed using a stochastic simulation model which values these liabilities on a basis consistent with tradable market option contracts (a market-consistent basis). In calculating the realistic liabilities, the model also takes account of policyholder behaviour on a best-estimate basis and includes an adjustment to reflect future uncertainties where the exercise of options by policyholders might increase liabilities. Further details regarding the stochastic simulation model are given in the section entitled Options and guarantees on page 124.

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

Table 1.51: Capital resources (audited)

	Scottish Widows With-Profit Fund £m	Clerical Medical With-Profit Fund £m	UK Non-Profit Funds £m	UK Life Shareholder Funds £m	Overseas Life Business £m	Total Life Business £m
At 31 December 2014 (statutory basis)[1]
Shareholders’ funds:
Held outside the long-term funds	–	–	–	1,081	4	1,085
Held within the long-term funds	–	–	5,855	–	189	6,044
Total shareholders’ funds	–	–	5,855	1,081	193	7,129
Adjustments onto a regulatory basis:
Unallocated surplus within Insurance business	267	53	–	–	–	320
Value of in-force business	–	–	(3,596)	–	(70)	(3,666)
Other differences between IFRS and regulatory valuation of assets and liabilities	–	–	(564)	(1,328)	(20)	(1,912)
Estimated share of realistic liabilities consistent with the PRA reporting treatment	(328)	(53)	–	–	–	(381)
Support arrangement assets	186	–	(186)	–	–	–
Qualifying loan capital	–	–	–	2,530	–	2,530
Available capital resources	125	–	1,509	2,283	103	4,020
At 31 December 2013 (statutory basis)
Shareholders’ funds:
Held outside the long-term funds	–	–	–	2,362	4	2,366
Held within the long-term funds	–	–	6,139	–	181	6,320
Total shareholders’ funds	–	–	6,139	2,362	185	8,686
Adjustments onto a regulatory basis:
Unallocated surplus within Insurance business	336	55	–	–	–	391
Value of in-force business	–	–	(4,117)	–	(80)	(4,197)
Other differences between IFRS and regulatory valuation of assets and liabilities	–	–	(430)	(2,659)	(23)	(3,112)
Estimated share of realistic liabilities consistent with the PRA reporting treatment	(389)	(55)	–	–	–	(444)
Support arrangement assets	210	–	(210)	–	–	–
Qualifying loan capital	–	–	–	2,611	–	2,611
Available capital resources	157	–	1,382	2,314	82	3,935

[1]	Available capital resources for With-Profit Funds are presented in the table on a realistic basis as this is more onerous than on a regulatory basis.
121

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORMAL INTRA GROUP CAPITAL ARRANGEMENTS

Scottish Widows has also provided subordinated loans to its fellow group undertaking Scottish Widows Bank plc. No such arrangement exists for Clerical Medical.

Constraints over available capital resources

Scottish Widows

Scottish Widows was created following the demutualisation of Scottish Widows Fund and Life Assurance Society in 2000. The terms of the demutualisation are governed by a Court-approved Scheme of Transfer (the ’Scheme’) which, inter alia, created a With-Profits Fund and a Non-Participating Fund and established protected capital support for the with-profits policyholders in existence at the date of demutualisation. Much of that capital support is held in the Non-Participating Fund and, as such, the capital held in that fund is subject to the constraints noted below. The requirements of the Scheme sit alongside Scottish Widows’ published Principles and Practices of Financial Management of With-Profit business.

Requirement to maintain a Support Account: The Scheme requires the maintenance of a Support Account within the Non-Participating Fund. The quantum of the Support Account is calculated with reference to the value of assets backing current with-profits policies which also existed at the date of demutualisation. Under the Scheme assets can only be transferred from the Non-Participating Fund if the value of the remaining assets in the fund exceeds the value of the Support Account. Scottish Widows has obtained from the PRA permission to include the value of the Support Account or, if greater, the excess of realistic liabilities for business written before demutualisation over the relevant assets (subject to the Non-Participating Fund being able to cover this amount by its surplus admissible assets) in assessing the realistic value of assets available to the With-Profit Fund. At 31 December 2014 the estimated value of surplus admissible assets in the Non-Participating Fund was £796 million (2013: £1,902 million) and the estimated value of the Support Account was £nil (2013: £nil). However, at 31 December 2014, the excess of realistic liabilities of with-profits business written before demutualisation over the relevant assets was £39 million (2013: £54 million) which, in accordance with the PRA’s permission, has been used to assess the estimated value of realistic assets available to the With-Profit Fund (and has therefore reduced the value of the Non-Participating Fund’s surplus admissible assets by that amount).

Further Support Account: The Further Support Account is an extra tier of capital support for the with-profits policies in existence at the date of demutualisation. The Scheme requires that assets can only be transferred from the Non-Participating Fund if the economic value of the remaining assets in the fund exceeds the aggregate of the Support Account and Further Support Account. Unlike the Support Account test, the economic value used for this test includes both admissible assets and the present value of future profits of business written in the Non-Participating Fund or by any subsidiaries of that fund. The balance of the Further Support Account is expected to reduce to nil by the year 2030. At 31 December 2014, the estimated net economic value of the Non-Participating Fund and its subsidiaries for the purposes of this test was £3,676 million (2013: £6,784 million) and the estimated combined value of the Support Account and Further Support Account was £1,930 million (2013: £2,070 million).

Other restrictions in the Non-Participating Fund: In addition to the policies which existed at the date of demutualisation, the With-Profit Fund includes policies which have been written since that date. As a result of statements made to policyholders that investment policy will usually be the same for both types of business, there is an implicit requirement to hold additional regulatory assets in respect of the business written after demutualisation. The estimated amount required to provide such support at 31 December 2014 is £147 million (2013: £156 million). Scottish Widows has obtained from the PRA permission to include the value of this support in assessing the realistic value of assets available to the With-Profit Fund. There is a further test requiring that no amounts can be transferred from the Non-Participating Fund of Scottish Widows unless there are sufficient assets within the Long-Term Fund to meet both policyholders’ reasonable expectations in light of liabilities in force at a year-end and the new business expected to be written over the following year.

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

Overseas life business includes several life companies outside the UK. In all cases the available capital resources are subject to local regulatory requirements, and transfer to other parts of the Group is subject to additional complexity surrounding the transfer of capital from one country to another.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Movements in regulatory capital

The movements in the Group’s available capital resources in the life business can be analysed as follows:

Table 1.52: Movements in available capital resources

	Scottish Widows With-Profit Fund £m	Clerical Medical With-Profit Fund £m	UK Non-Profit Funds £m	UK Life Shareholder Funds £m	Overseas Life Business £m	Total Life Business £m
At 31 December 2013	157	–	1,382	2,314	82	3,935
Changes in estimations and in demographic assumptions used to measure life assurance liabilities	–	1	431	–	11	443
Dividends and capital transactions	–	–	(500)	(202)	–	(702)
Change in support arrangements	(24)	–	24	–	–	–
New business and other factors	(8)	(1)	172	171	10	344
At 31 December 2014	125	–	1,509	2,283	103	4,020

With-Profit Funds

Available capital in the Scottish Widows With-Profit Fund has decreased from £157 million at 31 December 2013 to an estimated £125 million at 31 December 2014 mainly due to a decrease in the liabilities of the transferred business. Available capital in the Clerical Medical With-Profit Fund is estimated to be zero at 31 December 2014 (no change from 31 December 2013). This is because the fund is in the process of distributing the free estate and all surplus will ultimately be distributed to policyholders.

UK Non-Profit Funds

Available capital in the UK Non-Profit Funds has increased from £1,382 million at 31 December 2013 to an estimated £1,509 million at 31 December 2014. This is mainly due to emergence of surplus on existing business and assumption charges offset by new business strain and a reduction due to transfers to Shareholder Funds.

UK Life Shareholder Funds

Available capital in the UK Life Shareholder Funds has decreased from £2,314 million at 31 December 2013 to an estimated £2,283 million at 31 December 2014. The decrease mainly reflects the funding used to pay the dividend from Scottish Widows Group to Lloyds Bank and a tranche of subordinated debt due to be redeemed in 2015 which therefore no longer contributes to capital, partly offset by receipt of transfers from the Non-Profit Funds.

Overseas life business

Available capital has increased during 2014 due to profits emerging on in force business and the impact of assumption charges.

Analysis of policyholder liabilities reported in the balance sheet in respect of the Group’s life insurance business is as follows. With-Profit Fund liabilities are valued in accordance with FRS 27.

Table 1.53: Analysis of policyholder liabilities

	Scottish Widows With-Profit Fund £m	Clerical Medical With-Profit Fund £m	UK Non-Profit Funds £m	Overseas Life Business £m	Total Life Business £m
At 31 December 2014
With-Profit Fund liabilities	14,345	6,946	–	–	21,291
Unit-linked business (excluding that accounted for as non-participating investment contracts)	–	–	48,475	3,932	52,407
Other life insurance business	–	–	12,531	41	12,572
Insurance and participating investment contract liabilities	14,345	6,946	61,006	3,973	86,270
Non-participating investment contract liabilities	–	–	26,547	701	27,248
Total policyholder liabilities	14,345	6,946	87,553	4,674	113,518
At 31 December 2013
With-Profit Fund liabilities	13,539	7,427	–	–	20,966
Unit-linked business (excluding that accounted for as non-participating investment contracts)	–	–	45,310	4,064	49,374
Other life insurance business	–	–	11,702	–	11,702
Insurance and participating investment contract liabilities	13,539	7,427	57,012	4,064	82,042
Non-participating investment contract liabilities	–	–	26,722	868	27,590
Total policyholder liabilities	13,539	7,427	83,734	4,932	109,632
123

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAPITAL SENSITIVITIES

Shareholders’ funds

Shareholders’ funds outside the long-term business fund are invested in readily tradable assets (e.g. cash and fixed interest securities), cash and a range of less liquid fixed interest instruments, at levels consistent with the liquidity risk appetite of the Insurance business.

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

Assets held in excess of those backing reserves are invested in readily tradable assets (e.g. cash and fixed interest securities), cash and a range of less liquid fixed interest instruments, at levels consistent with the liquidity risk appetite of the Insurance business.

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

For those policies written in Scottish Widows pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up within the With-Profit Fund of Scottish Widows called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2014 of £2.6 billion (2013: £2.2 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

As noted above, under the realistic capital regime of the PRA, the liabilities of both the Clerical Medical and Scottish Widows With-Profit Funds are valued using a market-consistent stochastic simulation model. This model is used in order to place a value on the options and guarantees which captures both their intrinsic value and their time value.

The most significant economic assumptions included in the model are:

–	Risk-free yield. The risk-free yield is defined as spot yields derived from swap yield curves.
–	Investment volatility. The calibration of the stochastic simulation model uses implied volatilities of derivatives where possible, or historical observed volatility where it is not possible to observe meaningful prices. For example, at 31 December 2014, the 10 year equity-implied at-the-money assumption was set at 22.3 per cent (2013: 22.1 per cent). The assumption for property volatility was 13 per cent (2013: 15 per cent). The volatility of interest rates has been calibrated to the implied volatility of swaptions which was broadly 27 per cent (2013: 17 per cent).

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

Options and guarantees outside the With-Profit Funds

A number of typical guarantees are provided outside the With-Profit Funds such as guaranteed payments on death (e.g. term assurance) or guaranteed income for life (e.g. annuities). In addition, certain personal pension policyholders in Scottish Widows, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £61 million (2013: £63 million) in respect of those guarantees. If future salary growth were 0.5 per cent per annum greater than assumed, the liability would increase by approximately £1 million. If yields were 0.5 per cent lower than assumed, the liability would increase by approximately £9 million.

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

For further information on risk appetite refer to page 54.

EXPOSURES

The Group periodically experiences material regulatory breaches outside its risk appetite. Regulatory exposure is also driven by the significant volume of current legislation and regulation within the UK and overseas with which the Group has to comply, along with new or proposed legislation and regulation which needs to be interpreted, implemented and embedded into day-to-day operational and business practices across the Group. This is particularly the case currently; the industry still continues to witness increased levels of government and regulatory intervention in the financial sector with an increasing number of regulatory rules from both the UK and overseas affecting the Group’s operations. It is clear that regulatory challenges remain, including the area of conduct where the Group incurred a combined fine of £217 million by UK and US regulators for serious misconduct relating to the Special Liquidity Scheme (SLS), the Repo Rate benchmark and the London Interbank Offered Rate (LIBOR).

MEASUREMENT

Regulatory risks are measured against a set of risk appetite metrics, with appropriate thresholds, which have been approved by the Board and which are regularly reviewed and monitored. Metrics include assessments of control and material regulatory rule breaches.

MITIGATION

Mitigation is undertaken across the Group and comprises the following key components:

–	Risks are assessed by the business and controls put in place to mitigate them;

–	Enhanced regulatory reporting;

–	Implementation of systems, processes and effective controls including mandatory training for colleagues;

–	Regulatory horizon scanning;

–	Oversight and assurance of the regulatory risks within the business;

–	Quality assurance theme reviews to assess compliance with rules, regulations and policies;

–	Continued investment in the Group’s IT systems is enabling the Group to meet its regulatory commitments;

–	Senior business leaders monitor the progress of these assessments and mitigations;

–	Material risks and issues are escalated to Group-level bodies which challenge the business on its management of risks and issues; and

–	Mandated policies and processes require appropriate control frameworks, management information and standards to be implemented.

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

RISK APPETITE

Insurance risk appetite in the Insurance business is set by the Insurance Board and includes maximum earnings exposures to longevity and persistency risk in defined stresses. Insurance risk appetite for longevity in the defined benefit pension schemes is set by the Board using two key metrics: a one year increase to life expectancy and a combined market and longevity stress. Insurance risk appetite is monitored through Group, Insurance business and pension scheme governance.

For further information on risk appetite refer to page 54.

EXPOSURES

The major sources of insurance risk within the Group are the Insurance business and the Group’s defined benefit pension schemes. The nature of Insurance business involves the accepting of insurance risks which relate primarily to mortality, longevity, morbidity, persistency and expenses for the life and pension business, and property insurance for the general insurance business. The prime insurance risk of the Group’s defined benefit pension schemes is longevity.

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

MITIGATION

A key element of the control framework is the consideration of insurance risk by an appropriate combination of high level committees and Boards. For the Insurance business the ultimate control body is the Insurance Board but significant risks from Insurance and the defined benefit pension schemes are reviewed by the Group executive and Group Risk Committees and/or Board. Governance of the Group’s defined benefit pension schemes also includes two specialist pension committees (one Group executive sub committee and a supporting management committee).

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

The most significant insurance risks within the Insurance business are longevity risk, persistency risk and expenses. Longevity risk transfer and hedging solutions, as potential risk mitigants, are considered on a regular basis. It is not practical to hedge persistency risk. General insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements which are broadly spread over different reinsurers. Detailed modelling, including that of the potential losses under various catastrophe scenarios, supports the choice of reinsurance arrangements. Appropriate reinsurance arrangements also apply within the life and pensions businesses with significant mortality risk and morbidity risk being transferred to different reinsurers (with limits on the level of risk placed with each reinsurer).

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

PEOPLE RISK

DEFINITION

People risk is defined as the risk that the Group fails to reward, lead, manage and enable colleagues to deliver to customers, shareholders and regulators leading to reductions in earnings and/or value.

RISK APPETITE

The Group’s people risk appetite and corresponding measures enable the Group to lead responsibly and proficiently, manage people resource effectively, support and develop colleague talent, and meet legal and regulatory obligations related to its people.

For further information on risk appetite refer to page 54.

EXPOSURES

The Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives and to be the best bank for customers. Over the coming year the Group anticipates the following key people risk exposures:

–	The pending introduction of a new Senior Managers’ Regime and Certification Regime which introduces a reverse burden of proof and increased accountability may impact the Group’s ability to attract and retain talent through appropriate incentive and reward schemes;

–	Attracting and retaining talent may be impacted by a more active external market alongside regulatory changes which impact remuneration and reward arrangements;

–	Colleague engagement may be challenged by ongoing media attention on banking sector culture, soles practices and ethical conduct;

–	Maintaining organisational People capability in response to an increasingly digital business environment; and

–	Resource stretch due to pace and volume of organisational change.

MEASUREMENT

People risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of people risk for the Group such as succession, retention and whistleblowing. In addition to risk appetite measures and limits, people risks and controls are monitored across individual Divisions and business units. Divisional metrics are calibrated against the Group’s risk appetite and monitored on a monthly basis via the Group’s risk Governance framework and reporting structures.

MITIGATION

The Group takes many mitigating actions with respect to people risk. Key areas of focus include:

–	Working with the Regulators to ensure their guidance on increased accountability in the new regimes and strengthening remuneration governance is clear and pragmatic to balance implementation costs with the benefits gained from enhanced governance;

–	Maintain effective remuneration arrangements to ensure they promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations;

–	Continued focus on the Group’s culture by developing and delivering initiatives that reinforce behaviours which generate the best possible long-term outcomes for customers and colleagues;

–	Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning;

–	Ensuring compliance with legal and regulatory requirements related to Senior Manager Regime and Certification Regime, embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities; and

–	Ongoing consultation with the Group’s recognised unions on changes which impact their members.

MONITORING

People risks from across the Group are monitored and reported through Board and Group Governance Committees in accordance with the Group Risk Management Framework and People Risk Sub-framework. Risk exposures are discussed monthly via the Group HR & People Risk Committee with upwards reporting to Group Risk and Executive Committees. In addition oversight, challenge and reporting is completed at Risk Division level and combined with Risk Assurance reviews, is intended to assess the effectiveness of controls against root cause, recommending follow up remedial action if relevant. At Business level a full assessment of the People Risk Profile is completed to ensure an optimum level of control is in place to protect colleagues, customers and the Group. All material People Risk events are escalated in accordance with the formal Group Operational Risk Policy and People Policies to the respective Divisional Managing Directors and the Group Compliance, Conduct & Operational Risk Director.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FINANCIAL REPORTING RISK

DEFINITION

Financial reporting risk is defined as the risk that the Group suffers reputational damage, loss of investor confidence and/or financial loss arising from the adoption of inappropriate accounting policies, ineffective controls over financial and regulatory reporting, failure to manage the associated risks of changes in taxation rates, law, ownership or corporate structure and the failure to disclose accurate and timely information.

RISK APPETITE

The risk appetite is set by the Board and reviewed on an annual basis or more frequently. It includes complying with statutory and regulatory reporting requirements and compliance with tax legislation in the jurisdictions in which the Group operates.

For further information on risk appetite refer to page 54.

EXPOSURES

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

The Group has a Disclosure Committee which assists the Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements. In addition, the Audit Committee reviews the quality and acceptability of the Group’s financial disclosures. For further information on the Audit Committee’s responsibilities relating to financial reporting see pages 175 to 178.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GOVERNANCE RISK

DEFINITION

Governance risk is defined as the risk that the Group’s organisational infrastructure fails to provide robust oversight of decision making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

RISK APPETITE

Governance risk appetite is defined and embedded through the Group’s Governance Principle and Policy which are reviewed and approved by the Board on an annual basis. The Group has governance arrangements that support the effective long-term operation of the business and the vision of being the best bank for customers, maximise shareholder value and meet regulatory and social expectations.

For further information on risk appetite refer to page 54.

EXPOSURES

The internal and corporate governance arrangements of major financial institutions continue to be subject to a high level of regulatory and public scrutiny. The Group’s exposure to governance risk is also reflective of the significant volume of existing and proposed legislation and regulation within the UK and overseas with which it must comply. Risk governance and risk culture are mutually reinforcing.

MEASUREMENT

The Group’s governance arrangements are assessed against new or proposed legislation and regulation and best practice among peer organisations in order to identify any areas of enhancement required.

MITIGATION

The Group’s Risk Management Framework establishes robust arrangements for risk governance, in particular by:

–	defining individual and collective accountabilities for risk management, risk oversight and risk assurance through a Three lines of Defence model which supports the discharge of responsibilities to customers, shareholders and regulators;

–	outlining governance arrangements which articulate the enterprise-wide approach to risk management; and

–	supporting a consistent approach to Group-wide behaviour and risk decision making through a Group Policy Framework which helps everyone understand their responsibilities by clearly articulating and communicating rules, boundaries and risk appetite measures which can be controlled, enforced and monitored.

Under the banner of the Risk Management Framework new training modules have been launched during 2014 to support all colleagues in understanding and fulfilling their risk responsibilities.

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

This includes a review of the Group’s current approach to governance and ongoing initiatives in light of the latest regulatory guidance.

For further information on Corporate Governance see pages 161 to 183.

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

	2014 Book value £m	2014 Valuation £m	2013 Book value £m	2013 Valuation £m	2012 Book value £m	2012 Valuation £m
Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	658	658	922	922	1,097	1,097
Other government securities	24,815	24,815	19,767	19,767	20,248	20,248
Other public sector securities	2,170	2,170	2,197	2,197	1,056	1,056
Bank and building society certificates of deposit	554	554	1,491	1,491	3,394	3,394
Mortgage-backed securities	1,034	1,034	798	798	925	925
Other asset-backed securities	850	850	927	927	1,913	1,913
Corporate and other debt securities	22,090	22,090	20,620	20,620	27,559	27,559
Treasury bills and other bills	1,459	1,459	115	115	430	430
Equity shares	61,576	61,576	66,403	66,403	89,447	89,447
	115,206	115,206	113,240	113,240	146,069	146,069
Available-for-sale financial assets
US treasury and US government agencies	7,226	7,226	6,594	6,594	7,355	7,355
Other government securities	40,176	40,176	31,696	31,696	18,200	18,200
Bank and building society certificates of
deposit	298	298	208	208	188	188
Mortgage-backed securities	674	674	1,263	1,263	1,524	1,524
Other asset-backed securities	685	685	915	915	760	760
Corporate and other debt securities	5,529	5,529	1,855	1,855	1,848	1,848
Treasury bills and other bills	863	863	875	875	971	971
Equity shares	1,042	1,042	570	570	528	528
	56,493	56,493	43,976	43,976	31,374	31,374
Debt securities classified as loans and receivables
Mortgage-backed securities	190	155	333	285	3,927	3,095
Other asset-backed securities	985	900	740	668	1,150	964
Corporate and other debt securities	164	45	407	298	402	329
	1,339	1,100	1,480	1,251	5,479	4,388
Allowance for impairment losses	(126)	–	(125)	–	(206)	–
	1,213	1,100	1,355	1,251	5,273	4,388
130

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2014 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	13	3.1	386	2.8	111	0.5	148	3.1
Other government securities	1,074	4.5	2,399	2.7	4,085	2.7	17,257	1.7
Other public sector securities	59	3.1	40	5.1	22	4.3	2,049	1.7
Bank and building society certificates of deposit	554	1.0	–	–	–	–	–	–
Mortgage-backed securities	3	1.4	10	–	24	–	997	3.0
Other asset-backed securities	17	–	79	–	223	4.4	531	2.7
Corporate and other debt securities	13,711	4.0	4,942	0.1	848	0.5	2,589	0.9
Treasury bills and other bills	1,459	1.7	–	–	–	–	–	–
	16,890		7,856		5,313		23,571
Available-for-sale financial assets
US treasury and US government agencies	1,421	0.4	846	1.1	3,202	3.7	1,758	6.3
Other government securities	363	–	2,874	2.4	17,924	3.3	19,014	4.2
Bank and building society certificates of deposit	298	0.1	–	–	–	–	–	–
Mortgage-backed securities	144	2.0	314	1.5	1	–	215	1.3
Other asset-backed securities	53	3.6	99	0.4	193	0.5	340	0.7
Corporate and other debt securities	309	3.0	2,891	1.2	2,326	1.7	3	–
Treasury bills and other bills	863	1.7	–	–	–	–	–	–
	3,451		7,024		23,646		21,330
Debt securities classified as loans and receivables
Mortgage-backed securities	–	–	–	–	190	–	–	–
Other asset-backed securities	–	–	–	–	877	1.6	108	–
Corporate and other debt securities	–	–	36	5.3	67	3.9	61	–
	–	–	36		1,134		169

The Group’s investment holdings at 31 December 2014 include £61,599 million due from the UK government and its agencies and £7,884 million due from the US government and its agencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS AT 31 DECEMBER 2014

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2014. Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five years £m	Total £m
Loans and advances to banks	21,797	3,685	673	26,155
Loans and advances to customers:
Mortgages	13,047	53,706	266,565	333,318
Other personal lending	7,348	5,839	9,936	23,123
Property companies	8,606	12,296	15,780	36,682
Financial, business and other services	15,626	19,599	9,754	44,979
Transport, distribution and hotels	6,196	4,507	4,409	15,112
Manufacturing	3,310	1,657	1,033	6,000
Other	9,925	10,796	9,183	29,904
Total loans	85,855	112,085	317,333	515,273
Of which:
Fixed interest rate	29,100	50,508	113,010	192,618
Variable interest rate	56,755	61,577	207,323	322,655
	85,855	112,085	317,333	515,273

DEPOSITS

The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2014 Average balance £m	2014 Average rate %	2013[1] Average balance £m	2013 Average rate %	2012 Average balance £m	2012 Average rate %
Non-interest bearing demand deposits	42,049	–	35,994	–	30,039	–
Interest-bearing demand deposits	82,545	0.80	75,704	0.55	73,092	0.49
Savings deposits	201,046	1.18	266,122	1.93	269,489	2.13
Time deposits	133,060	1.32	56,055	1.02	51,239	1.02
Total average deposits	458,700	1.04	433,875	1.41	423,859	1.57

1 See note 1 on page F-11.

Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013 or 2014. The analysis of the Group’s average customer deposits for 2012 between domestic and foreign offices is as follows:

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
132

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS

The following table gives details of the Group’s certificates of deposit issued and other time deposits at 31 December 2014 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity. Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
Certificates of deposit	3,870	1,239	1,912	12	7,033
Time deposits	25,187	6,850	9,295	6,540	47,872
Total	29,057	8,089	11,207	6,552	54,905

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

The following tables give details of these significant short-term borrowings of the Group for each of the past three years.

	2014 £m	2013 £m	2012 £m
Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	1,075	4,852	27,801
Average balance for the year	2,104	6,515	16,702
Maximum balance during the year	9,971	27,801	27,801
Average interest rate during the year	1.1%	1.2%	1.5%
Interest rate at the year end	1.2%	0.6%	1.0%
Certificates of deposit issued
Balance at the year end	7,033	8,866	11,087
Average balance for the year	9,912	13,145	19,493
Maximum balance during the year	11,376	14,343	30,662
Average interest rate during the year	0.4%	0.9%	1.3%
Interest rate at the year end	0.3%	0.6%	1.1%
Commercial paper
Balance at the year end	7,373	5,035	7,897
Average balance for the year	8,432	10,878	10,905
Maximum balance during the year	14,768	18,313	11,301
Average interest rate during the year	0.3%	0.5%	0.6%
Interest rate at the year end	0.1%	0.5%	0.4%
Securitisation notes
Balance at the year end	11,908	18,613	28,059
Average balance for the year	13,836	22,246	30,349
Maximum balance during the year	15,787	28,059	33,986
Average interest rate during the year	2.1%	2.4%	2.9%
Interest rate at the year end	2.0%	2.0%	2.0%
Covered bonds
Balance at the year end	27,191	30,667	40,673
Average balance for the year	29,754	37,138	41,181
Maximum balance during the year	31,684	40,673	42,341
Average interest rate during the year	4.5%	3.7%	4.5%
Interest rate at the year end	4.3%	4.2%	4.0%
133

MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The Group is led by the Board comprising Executive and Non-Executive Directors with a wide range of experience. The appointment of directors is considered by the Nomination and Governance Committee and approved by the Board. Following the provisions in the articles of association, directors must stand for election by the shareholders at the first annual general meeting following their appointment. In line with UK Corporate Governance best practice, all Directors are subject to annual re-election by shareholders at each annual general meeting thereafter. Independent Non-Executive Directors are appointed for three-year renewable terms, which may, in accordance with the articles of association, be terminated without notice or payment of compensation.

The Board meets regularly. In 2014, a total of 15 Board meetings were held, eight of which were scheduled at the start of the year.

The roles of the Chairman, the Group Chief Executive and the Board and its governance arrangements, including the schedule of matters specifically reserved to the Board for decision, are reviewed annually. The matters reserved to the Board for decision include the approval of the annual report and accounts and any other financial statements; the payment of dividends; the long-term objectives of the Group; the strategies necessary to achieve these objectives; the Group’s budgets and plans; significant capital expenditure items; significant investments and disposals; the basis of allocation of capital within the Group; the organisational structure of the Group; the arrangements for ensuring that the Group manages risks effectively; any significant change in accounting policies or practices; the appointment of the Company’s main professional advisers and their fees; and the determination of Board and Committee structures, together with their size and composition.

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

The directors and senior management of Lloyds Banking Group plc are:

NON-EXECUTIVE DIRECTORS

LORD BLACKWELL

Chairman

Chairman of the Nomination & Governance Committee, Member of the Risk Committee and the Remuneration Committee Appointed: June 2012 (Board), April 2014 (Chairman)

Skills and experience: Extensive insurance, banking, regulatory and public policy experience gained from senior positions in a wide range of industries. He was appointed a Life Peer in 1997.

External appointments: Chairman of Interserve plc.

Former appointments: Chairman of Scottish Widows Group, Non-Executive Director of Ofcom, Halma plc, Dixons Group and SEGRO. Senior Independent Director of Standard Life and chaired its UK Life and Pensions Board. Member of the Board of the Centre for Policy Studies, Non-Executive Member of the Office of Fair Trading, Partner of McKinsey & Co. and a Director of Group Development at NatWest Group. Head of the Prime Minister’s Policy Unit.

ANITA FREW

Deputy Chairman and Independent Director

Member of the Nomination and Governance Committee, the Audit Committee, the Risk Committee and the Remuneration Committee

Appointed: December 2010 (Board), May 2014 (Deputy Chairman)

Skills and experience: Extensive board, financial and general management experience across a range of sectors, including banking, asset management, manufacturing and utilities.

External appointments: Non-Executive Director and Chairman Designate of Croda International Plc and Senior Independent Director of IMI plc.

Former appointments: Chairman of Victrex plc, Senior Independent Director of Aberdeen Asset Management, Executive Director of Abbott Mead Vickers, Director of Corporate Development at WPP Group and Non-Executive Director of Northumbrian Water. In addition, Anita has held various investment and marketing roles at Scottish Provident and the Royal Bank of Scotland.

ALAN DICKINSON

Independent Director

Chairman of the Risk Committee and Member of the Audit Committee

Appointed: September 2014

Skills and experience: Highly regarded retail and commercial banker having spent 37 years with the Royal Bank of Scotland.

External appointments: Non-Executive Director of Willis Limited and Chairman of its Risk Committee, Chairman of Brown, Shipley & Co Limited, Senior Independent Director of Urban & Civic plc and a Governor of Motability.

Former appointments: Chief Executive of RBS UK, Non-Executive Director of Nationwide Building Society and Chairman of its Risk Committee, Non-Executive Director of Carpetright plc.

MANAGEMENT AND EMPLOYEES

CAROLYN FAIRBAIRN

Independent Director

Member of the Audit Committee and the Remuneration Committee

Appointed: June 2012

Skills and experience: Extensive digital and online, government and regulatory experience gained across a range of sectors including media and financial services. Her career began as an Economist at the World Bank.

External appointments: Non-Executive Director of Capita and The Vitec Group and Chairman of their Remuneration Committees. Trustee of Marie Curie, Non-Executive Director of the Competition and Markets Authority and of the UK Statistics Authority.

Former appointments: Non-Executive Director of the Financial Services Authority and Chair of its Risk Committee. Director of Group Development and Strategy at ITV plc and Director of Strategy and a member of the Executive Board at the BBC. Partner of McKinsey & Co. and a policy adviser in the Prime Minister’s Policy Unit.

SIMON HENRY

Independent Director

Member of the Audit Committee and the Risk Committee

Appointed: June 2014

Skills and experience: International experience in board level strategy and execution. His extensive knowledge of financial markets, treasury and risk management and his qualification as an Audit Committee Financial Expert is of particular value in our Board Risk and Audit Committees. He was Shell’s Chief Financial Officer for Exploration & Production, Head of Group Investor Relations and held various finance posts within Shell prior to these appointments.

External appointments: Chief Financial Officer and an Executive Director of Royal Dutch Shell plc, member of the Main Committee of the 100 Group of UK FTSE CFOs and Chair of the European Round Table CFO Taskforce. Also a member of the Advisory Panel of CIMA, the Multi Practitioner Panel Steering Committee – UK Fair and Effective Markets Review and of the Advisory Board of the Centre for European Reform.

DYFRIG JOHN, CBE

Independent Director

Member of the Risk Committee and the Remuneration Committee

Appointed: January 2014

Skills and experience: An international career in banking, principally at HSBC where he worked for 37 years. During that time he held a number of senior management and Board positions in the UK and overseas. He gained a wealth of experience in most areas of the business including the day-to-day running of the bank with specific responsibility for employees, IT, finance and the branch network.

External appointments: Member of the Welsh Rugby Union’s Audit Committee.

Former appointments: Chairman of Principality Building Society, Director of HSBC Bank PLC and subsequently, Chief Executive Officer and Deputy Chairman. Prior to this he held a number of senior roles including Group Managing Director and member of the Group Management Board. Board member of the Wales Millennium Centre.

NICK LUFF

Independent Director

Chairman of the Audit Committee, Member of the Nomination & Governance Committee and the Risk Committee

Appointed: March 2013

Skills and experience: Significant financial experience in the UK listed environment having served in a number of senior finance positions within a range of sectors. His background and experience enable him to fulfil the role of Audit Committee Chair and, for SEC purposes, the role of Audit Committee Financial Expert.

External appointments: Executive Director and Chief Financial Officer of Reed Elsevier.

Former appointments: Finance Director of Centrica plc, The Peninsular & Oriental Steam Navigation Company and Chief Financial Officer of P&O Princess Cruises plc. Non-Executive Director and Audit Committee Chair of QinetiQ Group.

NICK PRETTEJOHN

Independent Director and Chairman of Scottish Widows Group

Member of the Audit Committee and the Risk Committee

Appointed: June 2014

Skills and experience: Significant financial services experience, particularly in insurance.

External appointments: Member of the BBC Trust, Chairman of the Britten-Pears Foundation and Chairman of the Royal Northern College of Music.

Former appointments: Non-Executive Director of the Prudential Regulation Authority, Chairman of Brit Insurance, Non-Executive Director of Legal and General Plc, Chief Executive of Prudential UK and Europe, Director of the Prudential plc Board, Chairman of the Financial Services Practitioner Panel, Chief Executive of Lloyd’s of London and a member of the Lloyd’s Council.

MANAGEMENT AND EMPLOYEES

ANTHONY WATSON, CBE

Senior Independent Director

Chairman of the Remuneration Committee, Member of the Nomination & Governance Committee, the Audit Committee and the Risk Committee

Appointed: April 2009 (Board), May 2012 (Senior Independent Director)

Skills and experience: Over 40 years of experience in the investment management industry and related sectors.

External appointments: Senior Independent Director of Hammerson and of Witan Investment Trust, Chairman of the Lincoln’s Inn Investment Committee and a member of the Norges Bank Investment Management Corporate Governance Advisory Board.

Former appointments: Non-Executive Director of Vodafone Group, Chief Executive of Hermes Pensions Management and Chairman of the Asian Infrastructure Fund, MEPC and of the Strategic Investment Board (Northern Ireland). Member of the Financial Reporting Council and the Marks & Spencer Pension Trustees.

SARA WELLER

Independent Director

Member of the Risk Committee and the Remuneration Committee

Appointed: February 2012

Skills and experience: Background in retail and associated sectors, including financial services. Considerable experience of boards at both executive and non-executive level.

External appointments: Non-Executive Director of United Utilities Group and Chair of its Remuneration Committee and a Governing Council Member of Cambridge University. Also Chairman of the Planning Inspectorate, Lead Non-Executive Director at the Department of Communities and Local Government and Board member at the Higher Education Funding Council.

Former appointments: Managing Director of Argos, various senior positions at J Sainsbury including Deputy Managing Director, Non-Executive Director of Mitchells & Butler and senior management roles for Abbey National and Mars Confectionery.

EXECUTIVE DIRECTORS

ANTÓNIO HORTA-OSÓRIO

Executive Director and Group Chief Executive

Appointed: January 2011 (Board), March 2011 (Group Chief Executive)

Skills and experience: Extensive experience in both retail and commercial banking built over a period of more than 25 years, working both internationally and in the UK. In 1993 he joined Grupo Santander having previously worked for Goldman Sachs and for Citibank, and held various senior management positions before becoming Executive Vice President of Grupo Santander and a member of its Management Committee.

External appointments: Non-Executive Director of Fundação Champalimaud and of Sociedade Francisco Manuel dos Santos in Portugal, a member of the Board of Stichting INPAR, a Governor of the London Business School and Chairman of the Wallace Collection.

Former appointments: Non-Executive Director and Chief Executive of Santander UK. Non-Executive Director of the Court of the Bank of England.

GEORGE CULMER

Executive Director and Chief Financial Officer

Appointed: May 2012 (Board)

Skills and experience: Deep operational and financial expertise including strategic and financial planning and control. He has worked in financial services in the UK and overseas for over 20 years. With a strong background in insurance and shareholder advocacy, his skills and experience enhance the Board and strengthen further the senior management team.

External appointments: None.

Former appointments: Executive Director and Chief Financial Officer of RSA Insurance Group and Chief Financial Officer of Zurich Financial Services UK.

JUAN COLOMBÁS

Executive Director and Chief Risk Officer

Appointed: January 2011 (Chief Risk Officer), November 2013 (Board)

Skills and experience: Significant banking and risk management experience, having spent 29 years working in these fields both internationally and in the UK. He held a number of senior risk, control and business management roles across the Corporate, Investment, Retail and Risk Divisions of the Santander Group.

External appointments: Member of the International Financial Risk Institute Executive Committee.

Former appointments: Chief Risk Officer and Executive Director of Santander’s UK business.

EMPLOYEES

As at 31 December 2014, the Group employed 84,490 people (on a full-time equivalent basis), compared with 88,977 at 31 December 2013 and 92,788 at 31 December 2012. At 31 December 2014, 83,695 employees were located in the UK, 394 in continental Europe, 310 in the Americas, and

MANAGEMENT AND EMPLOYEES

91 in the rest of the world. At the same date, 35,155 people were employed in Retail, 6,043 in Commercial Banking, 3,439 in Consumer Finance, 1,929 in Insurance, 7,512 in TSB, 19,885 in Group Operations, and 10,527 in other functions.

Operating sustainably and responsibly is integral to the Group’s business model and strategy. At the heart of its approach are the three key Group Values – putting customers first, keeping it simple and making a difference together. The Group’s Codes of Responsibility define the behaviours required to live up to its Values – as a business, as individual colleagues or as suppliers. The Codes of Responsibility can be found at: www.lloydsbankinggroup.com/RB.

The Group aims to be a genuinely inclusive place to work, with every colleague treated fairly, with dignity and respect. The aim is always to appoint the best person available into any role, but also to attract talented people from diverse backgrounds and to be unbiased in the way they are assessed, selected, appointed and promoted. Job applications are encouraged from those with a disability and a work experience programme is run with Remploy to support people with disabilities wanting to enter the workplace. A range of programmes is offered to support disabled colleagues including the workplace adjustment programme, which provides physical and non-physical adjustments to support colleagues in their roles. Since 2002, 1,300 colleagues have participated in and benefited from the Group’s positive action career development and training programmes for disabled colleagues.

The Group has a regular dialogue with colleagues to get a picture of how they are feeling and to keep them informed of changes to the business and its financial performance. The Group is committed to providing colleagues with comprehensive coverage of the economic and financial issues affecting it. Information is provided through various channels and views are represented through regular dialogue and consultation with the Unions. Share schemes are offered to colleagues to encourage their financial involvement.

The Group has a code of business conduct which applies to all employees. The code as amended from time to time is available to the public on the Company’s website at www.lloydsbankingroup.com in Our Group/Responsible Business.

COMPENSATION

REMUNERATION COMMITTEE

Linking remuneration to business strategy

The Remuneration Committee continues to place great importance on ensuring that there is a clear link between remuneration and the Group’s business strategy.

The Committee therefore reviewed the Group’s variable pay plans during 2014 to ensure that they are designed to motivate the delivery of the Group’s key strategic objectives, including the Helping Britain Prosper Plan and the Group’s responsible business goals. In this way, the Group’s pay plans support a performance-orientated culture and reward long-term sustainable performance, as well as building an environment in which colleague conduct and trust from customers are paramount.

–	The Group’s annual bonus plan will continue to reward the delivery of financial targets and balanced scorecard objectives in line with the operating plan. During 2014, the Committee reviewed the Group’s, performance adjustment framework and made enhancements in line with current regulatory expectations. Performance adjustment is the process by which variable remuneration is adjusted to take into account matters that fall outside the Board’s specified risk appetite. Individual and collective performance adjustment is now based on new guidelines and principles, ensuring adjustments reflect accountability and are sufficient to change colleague behaviours. Collective performance adjustment is intended to encourage positive risk behaviour across the Group by adjusting all bonuses for material risk failings.

–	The Group’s long-term incentive plan continues to support value creation for shareholders with appropriate focus on the customer, financial health and the achievement of long-term strategic aims.

In order to support the Group’s journey to become the Best Bank for Customers, the Committee has adjusted the performance targets for the 2015 LTIP so that they are closely aligned with the areas of focus under the Group Strategic Review (GSR):

–	Creating the best customer experience

–	Becoming simpler and more efficient

–	Delivering sustainable growth

–	Building the best team

The core financial measures (economic profit, absolute TSR and cost:income ratio) will remain the same, representing 65 per cent of the total award. For the remaining 35 per cent of the award, quantitative strategic measures relating to customers and digitisation will be used to reflect key areas of strategic focus under the GSR.

With regard to the economic profit measure, which remains a core financial measure, the Group is currently reviewing the calculation methodology for financial reporting purposes in order to better align with current expectations of the Group’s forward-looking plan, including the Group’s capital requirements and asset quality ratio. The Group is seeking to complete this review as soon as possible and will consult with shareholders in respect of any proposed changes in the first half of 2015.

End-to-end review of annual bonus process and performance adjustment

During 2014, the Committee undertook an extensive end-to-end review of our bonus process resulting in a revised methodology for calculating the risk-adjusted bonus outcome being implemented for 2014. As part of this, the Group’s approach to performance adjustment was reviewed to ensure that it has clear principles for collective and/or individual adjustments when taking account of material, adverse risk events.

As a result of this review, the Group’s governance relating to performance adjustment has been enhanced through the formation of the Independent Performance Adjustment Committee which supports the Remuneration Committee in its decision making relating to adjustments and through greater alignment between the Board Risk Committee and Remuneration Committee in assessing risk matters.

In addition, the Group has now incorporated clawback provisions for all Material Risk Takers in line with PRA requirements from 1 January 2015. Variable remuneration can now be recovered from employees up to seven years after the date of award in the case of a material or severe risk event.

All of the above actions will ensure that there is full alignment between risk, reward and the performance of the Bank when determining variable pay outcomes.

Remuneration outcomes for 2014

The Group has performed strongly in 2014, delivering substantial improvements in profitability while at the same time continuing to address historical legacy issues

In terms of financial performance, the Group’s underlying profit increased by 26 per cent, driven by an increase in net interest income, further reduced costs and lower impairments. The Group has also delivered strongly against many of its key strategic goals, with continued delivery of simplification cost savings, reduction in risk and the successful completion of the TSB IPO during the year.

In determining 2014 bonus outcomes for Lloyds Banking Group (excluding TSB), the Remuneration Committee has balanced the need to remunerate appropriately for the Bank’s strong performance in 2014, and ensure that appropriate adjustments are made for legacy issues. The Committee has applied collective adjustments to the bonus outcome and individual adjustments to bonus awards where necessary.

Having implemented the new process, it is critical that the Group’s colleagues understand how variable remuneration is determined and adjusted for risk matters. The Group has therefore made significant enhancements to communications and training to support the embedding of the performance adjustment approach.

The collective adjustment reflects the level of provisions for legacy conduct-related matters, principally relating to PPI, legacy retail issues and SME derivatives. These have declined significantly from the previous year, but still have a material impact on our statutory profit. The risk failure which led to regulatory settlement on Libor and Repo rate setting was also a significant element in determining the level of the collective adjustment.

The overall assessment of collective adjustment also takes into account certain positive factors that are not otherwise captured in the bonus calculation, but which benefited the Group’s shareholders or improved the Group’s reputation. These include progress with non-core disposals, the SWIP sale, the TSB separation/IPO and the reduction in the Government shareholding.

COMPENSATION

Taking all of the above into account, the Committee determined that a bonus outcome for 2014 of £369.5 million was appropriate, incorporating a reduction for collective performance adjustment of approximately 25 per cent. This is a 3.6 per cent reduction in the bonus outcome from 2013 (after adjusting for TSB).

At this level, the bonus outcome reflects the achievement of the plan for the year set by the Board. The total outcome is less than was paid in 2013 and is less than 5 per cent of the underlying profit from which it is derived, which is a considerably lower figure than other UK banks. Average bonus payments across all our staff are approximately £4,500, with fewer than 3 per cent of our staff receiving a bonus in excess of £25,000, of which £2,000 is paid in cash, the balance being deferred in shares and released periodically over subsequent months and years.

For the Executive Directors, performance against the financial measures of the annual bonus significantly exceeded the maximum targets, and performance against balanced scorecard objectives was also strong. However, taking into account the legacy issues noted above, the Committee determined that bonus awards of between 54 per cent and 69 per cent of maximum opportunity should be made to Executive Directors.

In respect of long-term incentive plan (LTIP) awards made in 2012, the Bank’s performance to the end of 2014 was very strong. The proposed vesting level of 96.6 per cent reflects strong financial performance, and significant shareholder value created over the period as the Bank’s market capitalisation increased from c.£18 billion to c.£54 billion. This has justifiably led to significant payouts to participants, due not only to the delivery of targets but also the increase in share price. Awards were granted in shares at 34.786 pence and the significant increase over the period has more than doubled the value for recipients, in line with the increase realised by shareholders.

Consideration of stakeholders’ views

The Committee remains committed to maintaining regular dialogue with the Group’s key stakeholders and take careful consideration of their views when making its decisions.

During the year, the Committee consulted with UK Financial Investments (UKFI) and a number of other major shareholders to gather their views and feedback on remuneration, and in particular the changes to the 2015 LTIP. The Committee also consulted with our main regulators, the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) throughout the year. The Committee is grateful for the supportive feedback it has received from all parties.

The Committee reviews annually a report from the Group HR Director on the operation of the remuneration policy and its effectiveness. In 2014, the report concluded that effective systems and controls are in place for all requirements of the policy and that it delivers outcomes in line with the Group’s values, reward principles and the PRA Remuneration Code.

The Committee continues to believe that the Group’s remuneration policies and practices fairly reward its directors, and support the delivery of the Group’s strategy and the creation of shareholder value.

DIRECTORS’ REMUNERATION POLICY

The policy set out in the 2013 Directors’ Remuneration Report was formally approved by shareholders at the AGM on 15 May 2014.

It is intended that approval of the remuneration policy will be sought at three year intervals, unless amendments to the policy are required in which case further shareholder approval will be sought. There are no amendments required to the current policy for 2015 and therefore shareholders will not be asked to vote on the Remuneration Policy at the AGM this year.

The remuneration policy tables for Executive and Non-Executive Directors are included below for ease of reference. They have been reproduced as approved with the exception of minor, inconsequential deletions. In particular, where 2014 examples were provided in the 2013 Annual Report, these have been removed. Information on how the Policy will be implemented in 2015 is included in the Directors’ remuneration report. The full policy is available at www.lloydsbankinggroup.com/investors/shareholder-info/shareholder-meetings.

As outlined in the 2013 Directors’ remuneration report, the Group’s policy is intended to ensure that the remuneration proposition is both cost effective and enables the Group to attract and retain executives of the highest calibre. The Group’s objective is to align individual reward with the Group’s performance, the interests of its shareholders and a prudent approach to risk management. In this way, the requirements of the Group’s major stakeholders are balanced: customers, shareholders, employees, and regulators.

The policy is based on principles which are applicable to all employees within the Group and in particular the principle that the reward package should support the delivery of our strategic goal to be the ‘Best Bank for Customers’. It embeds a performance-driven and meritocratic culture, encourages effective risk disciplines and is in line with relevant regulations and codes of best practice. There is no significant difference between the policy for Executive Directors and that for other senior employees. If a significant difference for any individual were proposed, this would be subject to approval by the Remuneration Committee (within regulatory requirements).

REMUNERATION POLICY TABLE FOR EXECUTIVE DIRECTORS

Base salary

– Purpose and link to strategy	Base salary reflects the role of the individual taking account of responsibilities and experience, and pay in the Group as a whole. It helps to recruit and retain Directors and forms the basis of a competitive remuneration package.

– Operation	Base salaries are typically reviewed annually with any increases normally taking effect from 1 January. When determining and reviewing base salary levels, the Committee ensures that decisions are made within the following two parameters:
	–	An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective job-sizing methodologies.

	–	Pay for comparable roles in comparable publicly listed financial services groups, of a similar size.

The Committee also takes into account base salary increases for employees throughout the Group.
As disclosed in previous reports, since his appointment, the Group Chief Executive (GCE) has a reference salary of £1.22 million which is used to calculate certain elements of long-term remuneration and the pension allowance.
139

COMPENSATION

– Maximum potential	The Committee will make no increase which it believes is inconsistent with the two parameters above. Increases will normally be in line with the increase awarded to the overall employee population. However, a greater salary increase may be appropriate in certain circumstances, such as a new appointment made on a salary below a market competitive level, where phased increases are planned, or where there has been an increase in the responsibilities of an individual.

– Performance measures	N/A

Fixed share award

– Purpose and link to strategy	To ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for Executive Directors with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements.

– Operation	The Fixed Share Award will be delivered in Lloyds Banking Group shares, released over five years with 20 per cent being released each year following the year of award.

– Maximum potential	The maximum award is 100 per cent of base salary.

– Performance measures	N/A
Pension

– Purpose and link to strategy	The pension policy aims to support Executive Directors in building long-term retirement savings.

– Operation	Executive Directors are entitled to participate in the Group’s defined contribution scheme with company contributions set as a percentage of salary.
An individual may elect to receive some or all of their pension contribution as a cash allowance.

– Maximum potential	The maximum allowance for the GCE is 50 per cent of reference salary less any flexible benefit allowance.
The maximum allowance for other Executive Directors is 25 per cent of base salary.
– Performance measures	N/A
Benefits

– Purpose and link to strategy	To provide suitable benefits as part of a competitive package.

– Operation

Benefits may include those currently provided and disclosed in the Implementation Report.

Core benefits include a company car or car allowance, private medical insurance, life insurance and other benefits that may be selected through the Group’s flexible benefits plan.

Additional benefits may be provided to individuals in certain circumstances such as relocation. This may include benefits such as accommodation, relocation, and travel. The Committee retains the right to provide additional benefits depending on individual circumstances.
When determining and reviewing the level of benefits provided, the Committee ensures that decisions are made within the following two parameters:
– An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective job-sizing methodologies.

– Benefits for comparable roles in comparable publicly listed financial services groups of a similar size.

– Maximum potential	The Committee will make no increase in the benefits currently provided which it believes is inconsistent with the two parameters above. The Group’s flexible benefits allowance is capped at 4 per cent of base salary.

– Performance measures	N/A
All-employee plans

– Purpose and link to strategy	Executive Directors are eligible to participate in HMRC approved all-employee schemes which encourage share ownership.

– Operation	Executive Directors may participate in these plans in line with HMRC guidelines currently prevailing (where relevant), on the same basis as other eligible employees.

– Maximum potential	Participation levels may be increased up to HMRC limits as amended from time to time. With effect from April 2014, the monthly savings limits for Save As You Earn (SAYE) is £500. The maximum value of shares that may be purchased under the Share Incentive Plan (SIP) in any year is £1,800 with a two for one match (although currently a one for one match is operated) and the maximum value of free shares that may be awarded in any year is £3,600.

– Performance measures	N/A, following HMRC rules.
140

COMPENSATION

Annual bonus

– Purpose and link to strategy	Incentivise and reward the achievement of the Group’s annual financial and strategic targets.

– Operation	Measures and targets are set annually and awards are determined by the Committee after the year end based on performance against the targets set. The annual bonus may be delivered partly in cash and partly deferred into cash, shares, notes or other debt instruments including contingent convertible bonds. Deferral levels are set at the time of award and in compliance with regulatory requirements (which currently require that at least 60 per cent of variable pay is deferred and at least 50 per cent of variable pay is paid in shares or other instruments). Deferred awards normally vest after three years and the Committee may adjust awards in the event of any variation of share capital, demerger, special dividend or distribution or amend the terms of the plan in accordance with the plan rules. At the time of the release, Executive Directors receive an amount (in cash or shares) equal to the interest that would have accrued on the deferred component, if deferral is made in notes or debt instruments, or dividends paid or payable if deferred in shares, between the date of grant and the vesting of the award on the number of shares which have vested.
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

– Maximum potential	The maximum annual bonus opportunities are 140 per cent of base salary for the GCE and 100 per cent of base salary for other Executive Directors.

– Performance measures

Measures and targets are set annually by the Committee in line with the Group’s strategic business plan and further details are set out in the Implementation Report for the relevant year.

At least 50 per cent of the awards are weighted towards financial measures, with the balance on strategic objectives. All assessments of performance are ultimately subject to the Committee’s judgement, but no award will be made if threshold performance is not met for financial measures and the individual is rated ‘Developing performer’ or below.

The expected value of the bonus is 30 per cent of maximum opportunity.
The Committee retains the right to change the measures and weighting of those measures, including following feedback from regulators, shareholders and/or other stakeholders. The Committee is, however, committed to providing transparency in its decision making in respect of bonus awards and will disclose historic target and measure information together with information relating to how the Group has performed against those targets in the Implementation Report for the relevant year unless this information is deemed to be commercially sensitive.

Long-term incentive plan

– Purpose and link to strategy	Incentivise and reward the achievement of the Group’s longer-term objectives, to align executive interests with those of shareholders and to retain key individuals.

– Operation

Awards are made in the form of conditional shares or nil cost options. Award levels are set at the time of grant, in compliance with regulatory requirements, and may be subject to a discount in determining total variable remuneration under the rules set by the European Banking Authority (EBA).

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

– Maximum potential	The maximum annual award for Executive Directors will normally be 300 per cent of salary excluding dividend equivalents (this being the reference salary in the case of the GCE). Under the plan rules, awards can be made up to 400 per cent of salary in exceptional circumstances excluding dividend equivalents.

– Performance measures

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
For future awards, the Committee will disclose in the Implementation Report for the relevant year historic measure and target information, together with how the Group has performed against those targets, unless this information is deemed to be commercially sensitive.
141

COMPENSATION

– Shareholding guidelines	Executive Directors are required to build up a holding of a value of 200 per cent of base salary and fixed share award for the GCE and 150 per cent for other Executive Directors. Details of holding are shown in the Implementation Report.

REMUNERATION POLICY TABLE FOR CHAIRMAN AND NON-EXECUTIVE DIRECTORS

The table below sets out the remuneration policy that has been applied to Non-Executive Directors (NEDs) from the date of the AGM in 2014.
Chairman and Non-Executive Director fees

– Purpose and link to strategy	To provide an appropriate reward to attract and retain a high-calibre individual with the relevant skills, knowledge and experience.
– Operation	The Committee is responsible for evaluating and making recommendations to the Board with regards to the Chairman’s fees. The Chairman does not participate in these discussions.

The GCE and the Chairman are responsible for evaluating and making recommendations to the Board in relation to the fees of the NEDs.

When determining fee levels, the following are considered:

– The individual’s skills and experience.

– Comparable fees at FTSE companies of a similar size to Lloyds Banking Group, including the major UK banks.

The Chairman receives an all inclusive fee, which is reviewed periodically plus benefits including life insurance, car allowance, medical insurance and transportation. The Committee retains the right to provide additional benefits depending on individual circumstances.

NEDs are paid a basic fee plus additional fees for the chairmanship/membership of committees and for membership of Group companies/boards/non-board level committees.

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

The Chairman and the NEDs are not entitled to receive any payment for loss of office (other than in the case of the Chairman’s fees for the six month notice period) and are not entitled to participate in the Group’s bonus, share plan or pension arrangements.

NEDs are reimbursed for expenses and any tax arising from these expenses. Where appropriate, the Group will also meet the costs and any tax arising from travel for business purposes.

– Maximum potential	The Committee will make no increase in fees or benefits currently provided which it believes is inconsistent with the two parameters above.

– Performance metrics	N/A

SERVICE AGREEMENTS

The service contracts of all current Executive Directors are terminable on 12 months’ notice from the Group and six months’ notice from the individual. The Chairman also has a service agreement. The Chairman’s engagement may be terminated on six months’ notice by either the Group or the individual.

142

COMPENSATION

Termination payments

 It is the Group’s policy that where compensation on termination is due, it should be paid on a phased basis, mitigated in the event that alternative employment is secured. Where it is appropriate to make a bonus payment to the individual, this should relate to the period of actual service, rather than the full notice period. Any bonus will be determined on the basis of performance as for all continuing employees and will remain subject to performance adjustment (malus). Generally, on termination of employment, bonus awards, long-term incentive awards and other rights to payments will lapse except where termination falls within one of the reasons set out below. In the event of redundancy, the individual may receive a payment in line with statutory entitlements at that time. If an Executive Director is dismissed for gross misconduct, the Executive Director will receive normal contractual entitlements until the date of termination and all deferred bonus awards and long-term incentive awards will lapse.

Pension, benefits and
	Base salary	Fixed Share Award	other fixed remuneration

Resignation	In the case of resignation to take up new employment, paid until date of termination (including any period of leave required by the Group). In the case of resignation for other reasons, base salary will be paid in monthly instalments for the notice period (or any balance of it), offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).

Redundancy or termination by mutual agreement	Paid until date of termination (including any period of leave required by the Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early unless, in the case of mutual agreement, the Committee determines that exceptional circumstances apply in which case shares may be released on termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).

Retirement/ill health, injury, permanent disability/death	Paid until date of retirement/death. For ill health, injury, permanent disability, paid for the applicable notice period (including any period of leave required by the Group).	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early except for death where shares are released on termination, or unless, in the case of permanent disability, the Committee determines that exceptional circumstances apply in which case shares may be released on termination.	Paid until date of death/ retirement (subject to individual benefit scheme rules). For ill health, injury, permanent disability, paid for the notice period including any period of leave required by the Group (subject to individual benefit scheme rules).

Change of control or merger	N/A	Unless the Committee decides otherwise, awards will be released on the date of the corporate event and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early unless the Committee determines that awards will be exchanged for awards over shares in the acquiring company or such other company as the Committee determines.	N/A

Other reason where the Committee determines that the executive should be treated as a good leaver	Paid until date of termination (including any period of leave required by the Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
143

COMPENSATION

Chairman and non-executive
	Annual bonus[1]	Long-term incentive[2]	directors fees[3]

Resignation	Forfeited, including unvested deferred elements (2010 deferred bonus not subject to forfeiture but continues to be subject to performance adjustment) unless the Committee determines otherwise in exceptional circumstances.	Unvested award lapses on date of leaving (or on notice of leaving) unless the Committee determines otherwise in exceptional circumstances.	Paid until date of leaving Board.

Redundancy or termination by mutual agreement	Accrued up until date of termination (current year). Deferred bonus paid in line with normal timeframes and subject to performance adjustment. The Committee may allow awards to vest early if it considers it appropriate.	Pro-rated award (for months worked in performance period) released at end of period, subject to performance objectives being met. The Committee may allow awards to vest early if it considers it appropriate.	Paid until date of leaving Board.

Retirement/ill health/injury permanent disability	Accrued up until date of termination (current year). Deferred bonus paid in line with normal timeframes and subject to performance adjustment. The Committee may allow awards to vest early if it considers it appropriate.	Pro-rated award (for months worked in performance period) released at end of period, subject to performance objectives being met. The Committee may allow awards to vest early if it considers it appropriate.	Paid until date of leaving Board.

Death	Accrued up until date of termination (current year). Deferred bonus paid on death in cash, unless the Committee determines otherwise.	Pro-rated award (for months worked) released to Estate as soon as practicable after date of death. Performance conditions will not apply.	Paid until date of leaving Board.

Change in control[2]	Accrued up until date of termination (current year). Deferred bonus vests to the extent determined by the Committee.	Pro-rated award (for months worked in performance period) released on date of change in control, subject to performance objectives being met at the time of the transaction. Instead of vesting, awards may be exchanged for equivalent awards over the shares or acquiring company or another company.	Paid until date of leaving Board.

Other reason where the Committee determines that the executive should be treated as a good leaver	Accrued up until date of termination (current year). Deferred bonus paid in line with normal timeframes and subject to performance adjustment. The Committee may allow awards to vest early if it considers it appropriate.	Pro-rated award (for months worked in performance period) released at end of period, subject to performance objectives being met. The Committee may allow awards to vest early if it considers it appropriate.	Paid until date of leaving Board.

[1]	If any annual bonus is to be paid to the Executive Director for the current year, this will be determined on the basis of performance for the period of actual service, rather than the full notice period (and so excluding any period of leave required by the Group).
[2]	Reference to change of control or merger includes a compromise or arrangements under section 899 of the Companies Act 2006 or equivalent, Fixed share awards may also be released/ exchanged in the event of a resolution for the voluntary winding up of the Company; a demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Committee, might affect the current or future value of any award; or a reverse takeover, merger by way of a dual listed company or other significant corporate event, as determined by the Committee. In the event of a demerger, special dividend or other transaction which would in the Committee’s opinion affect the value of awards, the Committee may allow a long term incentive award to vest to the extent relevant performance conditions are met to that date and if the Committee so determined, on a time pro rated basis to reflect the number of months of the performance period worked.
[3]	The Chairman is entitled to six months notice.

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

Where an Executive Director is in receipt of expatriate or relocation expenses at the time of termination (as at the date of the 2014 AGM no current Executive Directors are in receipt of such expenses), the cost of actual expenses incurred may continue to be reimbursed for up to 12 months after termination or, at the Group’s discretion, a one-off payment may be made to cover the costs of premature cancellation. The cost of repatriation may also be covered.

144

COMPENSATION

DIRECTORS’ REMUNERATION IMPLEMENTATION REPORT

CONSIDERATION OF MATTERS RELATING TO DIRECTORS’ REMUNERATION

The Remuneration Committee has responsibility for setting remuneration for all Executive Directors and the Chairman, including pension rights and any compensation payments. The Committee also recommends and monitors the level and structure of remuneration for senior management and material risk takers.

The Committee’s purpose is to consider, agree and recommend to the Board an overall remuneration policy and philosophy for the Group that is aligned with its long-term business strategy, its business objectives, its risk appetite, values and the long-term interests of the Group that recognises the interests of relevant stakeholders. A full list of the Committee’s responsibilities is detailed in its terms of reference, which can be found on our website at www.lloydsbankinggroup.com

The Committee is comprised of Non-Executive Directors from a wide background to provide a balanced and independent view on remuneration matters.

The members of the Committee during 2014 were:

– Anthony Watson (chairman)

– Lord Blackwell

– Sir Winfried Bischoff (retired April 2014)

– Carolyn Fairbairn

– Anita Frew (also chairman of the Board Risk Committee from May 2014) (from May 2014)

– Dyfrig John (from June 2014)

– David Roberts (also chairman of the Board Risk Committee until May 2014) (retired May 2014)

– Sara Weller

During 2014, the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review. The Committee met 11 times and considered the following principal matters:

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

– Performance conditions for the Long-Term Incentive Plan

– Bonus and salary awards for Executive Directors and key senior managers

– Approval of remuneration and terms of service that fall within the Committee’s terms of reference, including new hires

– Feedback from the Committee Chairman on his meetings with the PRA and shareholders

– Oversight and approval of revised bonus and performance adjustment methodology and process

– Consideration of remuneration governance in light of regulatory changes

Committee members are thanked for their commitment during the last year and attendance at meetings.

The Committee appoints independent consultants to provide advice on specific matters according to their particular expertise. During the year, Deloitte LLP advised the Committee. Deloitte was appointed as remuneration consultants by the Committee following a competitive tendering process. Deloitte has voluntarily signed up to the Remuneration Consultants’ Code of Conduct. The Committee has evaluated Deloitte during 2014 and concluded that it was effective in providing objective and independent advice to the Committee. In particular, it was recognised that Deloitte had the requisite knowledge and provided relevant external updates which enabled the Committee to fulfil its responsibilities. Deloitte is not connected with the Group.

Deloitte’s fees for services to the Committee in 2014 were on a time and materials basis and amounted to £526,000. In addition, Deloitte LLP provided the Group with advice on taxation and other consulting services, and assurance services.

António Horta-Osório (Group Chief Executive), Rupert McNeil (Group HR Director), Paul Hucknall (HR Director, Performance & Reward) and Chris Evans (Director, Performance and Reward Governance) provided guidance to the Committee (other than for their own remuneration). Juan Colombás (Chief Risk Officer) and George Culmer (Chief Financial Officer) also attended the Committee to advise as and when necessary on risk and financial matters.

The Committee is satisfied that its processes are robust and diligent and that the Group’s remuneration and incentive plans conform to best practice standards.

STATEMENT OF VOTING AT ANNUAL GENERAL MEETING

The proposals on the Group’s remuneration policy and the remuneration offered to Executive Directors in 2014 were detailed within the Directors’ Remuneration Report for 2013 and were voted on at the 2014 AGM. The shareholder votes submitted at the meeting, either directly, by mail or by proxy, were as follows:

	Votes cast in favour		Votes cast against		Votes withheld
	Number of	Percentage of	Number of	Percentage of	Number of
	shares (millions)	votes cast	shares (millions)	votes cast	shares (millions)
Remuneration policy	48,261	97.97%	999	2.03%	1,391
Remuneration implementation report	43,788	87.26%	6,395	12.74%	468

The Group is committed to an ongoing dialogue with shareholders. Shareholders have different views, notably on incentive scheme design and whilst the Group takes all comments into consideration, there will inevitably be some diverging views. One of the observations was that the introduction of Fixed Share Awards for Executive Directors in 2014 was not accompanied by a sufficient reduction in total remuneration to reflect increased certainty of rewards. The Committee considered this point and ensured that the expected value of bonus awards was reduced so that total remuneration remained consistent for equivalent levels of performance. It also maintained the value of long-term incentives and instead made significant reductions to short-term bonus opportunity, thereby further weighting reward towards long-term performance. The Committee is satisfied that its approach, and the revised maximum remuneration opportunity, is positioned conservatively against peers and will provide a fair and competitive level of remuneration for outstanding performance.

The Committee believes that the structure of the Group’s remuneration is appropriate, given the regulatory requirements. The Committee has consulted extensively with major shareholders but also welcomes feedback from all shareholders on the Group’s remuneration arrangements and on this report.

In line with the Group’s drive for providing greater transparency where appropriate, this report provides as much detail as possible unless deemed to be commercially sensitive.

145

COMPENSATION

IMPLEMENTATION OF THE POLICY IN 2015

It is proposed to operate the policy in the following way in 2015:

Base salary	In line with the policy, when determining and reviewing base salary levels, the Committee ensures that decisions are made within the following two parameters:
	–	An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective job-sizing methodologies.

	–	Pay for comparable roles in comparable publicly listed financial services groups, of a similar size.

The Committee also takes into account base salary increases for employees throughout the Group. The Committee is proposing a 2.5 per cent overall salary budget increase for the general population differentiated by performance and market position (increases generally range from 0 per cent to 6.5 per cent).
The three Executive Directors have made significant contributions to the Group’s success, as reflected in their risk-adjusted performance ratings in 2014, but there is no increase proposed for the Group Chief Executive. Salary increases of 2 per cent are, however, proposed for the Chief Financial Officer and the Chief Risk Officer. Salaries with effect from 1 January 2015 will therefore be as follows:
Group Chief Executive (GCE): £1,061,000
Chief Financial Officer (CFO): £734,400
Chief Risk Officer (CRO): £724,200
As disclosed in previous reports, since his appointment, the Group Chief Executive has a reference salary of £1.22 million which is used to calculate certain elements of long-term remuneration and the pension allowance.

Fixed share award	Fixed Share Awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for Executive Directors, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements.
The actual levels of award set for 2015 are as follows (which will be released in shares over a five year period):
GCE: £900,000
CFO: £504,000
CRO: £497,000
Shares will be released in equal tranches over a five year period.

Pension	In line with the remuneration policy, Executive Directors are entitled to a cash allowance in lieu of pension contributions. The level of allowances has not been increased for 2015.
GCE: 50 per cent of reference salary less flexible benefit allowance
CFO: 25 per cent of base salary
CRO: 25 per cent of base salary
The GCE is also entitled to the provision of an unfunded unapproved retirement benefit scheme (UURBS), subject to performance conditions, as described further in the Implementation Report.

Benefits	For 2015, the benefits provided to Executive Directors include a car allowance, transportation, private medical insurance, life assurance and other benefits selected through the flexible benefit allowance which is capped at 4 per cent of base salary.
The CRO’s benefits in respect of relocation ended in January 2014.

All employee plans	Executive Directors are eligible to participate in the Sharesave and Sharematch scheme on the same basis as other employees.

Annual bonus

– Opportunity	The maximum annual bonus opportunity is 140 per cent of base salary for the GCE and 100 per cent of base salary for other Executive Directors. All assessments of performance are ultimately subject to the Committee’s judgement, but no award will be made if threshold performance for the financial measure is not met and the individual is rated ‘Developing performer’ or below. The expected value of the bonus is 30 per cent of the maximum opportunity.
146

COMPENSATION

– Performance measures	For 2015 the annual bonus will be based on:
and targets	–	Financial underlying profit – 50 per cent

	–	Balanced scorecard (BSC) objectives comprising five categories (finance, building the business, customer, risk and people) – 50 per cent

The Committee considers the targets that apply to these measures to be commercially sensitive but will provide information on the level of payout relative to the performance achieved in next year’s Implementation Report.
The Committee applies its judgement to determine the payout level commensurate with business and/or individual performance in determining the final BSC rating.
A revised performance adjustment policy has been fully implemented. Performance adjustment is determined by the Remuneration Committee and Board Risk Committee and may result in a reduction of up to 100 per cent of the bonus opportunity. The Independent Performance Adjustment Committee (IPAC) reviews the balanced scorecard outcomes and submits a report to the Remuneration Committee and Board Risk Committee to assist in this process.
The application of performance adjustment will generally be considered when:
	–	there is reasonable evidence of employee misbehaviour, misconduct or material error or that they participated in conduct which resulted in losses for the Group or failed to meet appropriate standards of fitness and propriety;

– material failure of risk management at a Group, business area, division and/or business unit level;

	–	the financial results at a Group, division or business unit level are re-stated or consideration is given to restatement;

	–	the Committee determines that the financial results for a given year do not support the level of variable remuneration awarded; and/or

	–	any other circumstances where the Committee consider adjustments should be made.

Individual performance adjustment is informed using a matrix-based approach taking into account the severity of the issue, the individual’s proximity to the issue and the individual’s behaviour in relation to the issue.

In addition, the annual bonus may be subject to clawback up to seven years after the date of award.

Long-term incentive plan

– Opportunity	The maximum annual long-term incentive award for Executive Directors is 300 per cent of salary.
Awards in 2015 will be made as follows:
GCE: 300 per cent of reference salary
CFO: 275 per cent of base salary
CRO: 275 per cent of base salary
– Performance measures and targets	2015 awards will be subject to a three-year performance period, and a two-year holding period following vesting. During 2014 and early 2015, the Committee consulted widely with various shareholders on appropriate performance measures and, in particular, on how management can be incentivised through the long-term incentive plan to successfully deliver the objectives set out in the Group Strategic Review.
The awards made in 2015 will vest based on Lloyds Banking Group’s performance against the following key measures:
– Economic profit (25 per cent)

– Absolute Total Shareholder Return (30 per cent)

– Cost:income ratio (10 per cent)

– Strategic measures (35 per cent)

The following table provides a breakdown of these measures and the targets applicable.
The Committee believes these measures capture risk management and profit growth and appropriately align management and shareholder interests.
LTIP awards may be subject to clawback up to seven years after the date of award. The scenarios in which the Committee may consider performance adjustment/clawback are outlined in the annual bonus section above.
147

COMPENSATION

Strategic focus	Measure	Basis of payout range	Metric	Weighting
Delivering sustainable growth	Absolute Total Shareholder Return (TSR)	Growth in share price including dividends over 3 year period	Threshold: 8% pa Maximum: 16% pa	30%
Becoming simpler and more efficient	Economic profit	Set relative to 2017 targets	Threshold: £2,870m Maximum: £3,587m	25%
	Cost:income ratio	Set relative to 2017 targets	Threshold: 45.6%	10%
			Maximum: 44.5%
Creating the best customer experience	Customer complaint handling (total FCA reportable complaints per 1,000 accounts)[1] and	Average performance over 3 year period	Threshold: 1.15 complaints per 1,000 accounts and 32% FOS uphold rate	10%
	Financial Ombudsman Service (FOS) uphold rate		Maximum: 1.05 complaints per 1,000 accounts and 28% FOS uphold rate
	Net promoter score	Major Group average ranking over 2017	Threshold: 3rd Maximum: 1st	10%
	Digital active customer growth	Set relative to 2017 targets	Threshold: 12.7m active users Maximum: 13.3m active users	7.5%
	Colleague engagement score	Set relative to 2017 targets	Threshold: 62% Maximum: 70%	7.5%
[1] Measure excludes PPI complaints and any complaints received via Claims Management Companies, but includes Banking, Home Finance, General Insurance, Life, Pensions and Investment complaints.

With regard to the economic profit measure, which remains a core financial measure, the Group is currently reviewing the calculation methodology for financial reporting purposes in order to better align with current expectations of the Group’s forward-looking plan, including the Group’s capital requirement and asset quality ratio. The Group is seeking to complete this review as soon as possible and will consult with shareholders in respect of any proposed changes during 2015.

COMPENSATION

CHAIRMAN AND NON-EXECUTIVE DIRECTOR FEES IN 2015

The annual fee for the Chairman is unchanged at £700,000.

The annual Non-Executive Director fees were last reviewed in 2013 and have remained unchanged since 1 July 2013:

	2014	2015
Basic fee	£65,000	£65,000
Deputy Chairman	£100,000	£100,000
Senior Independent Director	£60,000	£60,000
Audit Committee Chairmanship	£50,000	£50,000
Remuneration Committee Chairmanship	£50,000	£50,000
Board Risk Committee Chairmanship	£50,000	£50,000
Audit Committee membership	£20,000	£20,000
Remuneration Committee membership	£20,000	£20,000
Board Risk Committee membership	£20,000	£20,000
Nomination & Governance Committee membership[1]	£5,000	£5,000
[1]	Where individual is not already Chairman of another Committee.

Non-Executive Directors may receive more than one of the above fees.

For 2015, the benefits provided to the Chairman include a car allowance, medical insurance, life insurance and transportation.

The following pages contain information that is required to be audited in compliance with the Directors’ Remuneration requirements of the Companies Act 2006. All narrative and quantitative tables are unaudited unless otherwise stated.

REMUNERATION OUTCOME FOR 2014

Executive directors (audited)

The following table summarises the total remuneration delivered during 2014 in relation to service as an Executive Director.

	António Horta-Osório		George Culmer		Juan Colombás[6]		Totals
£000	2014	2013	2014	2013	2014	2013	2014	2013
Base salary	1,061	1,061	720	720	710	58	2,491	1,839
Fixed Share Award	900	–	504	–	497	–	1,901	–
Benefits	119	113	40	37	60	15	219	165
Pension allowance[1]	568	568	180	286	173	14	921	868
Other remuneration[2]	1	173	301	301	–	2	302	476
Annual bonus[3]	800	1,700	496	910	468	78	1,764	2,688
Long-term incentive[4]	7,383	3,128	3,565	–	3,174	41	14,122	3,169
Conditional pension buy-out[5]	712	732	–	–	–	–	712	732
Total remuneration	11,544	7,475	5,806	2,254	5,082	208	22,432	9,937
Less: Buy-out amounts	(712)	(904)	(300)	(300)	–	(2)	(1,012)	(1,206)
Total remuneration less buy-outs	10,832	6,571	5,506	1,954	5,082	206	21,420	8,731

[1]	Following changes to the amount of tax relief available on pension contributions in each year, Directors may elect to receive some or all of their allowances as cash. The breakdown of payments made in cash and contributions into the pension scheme are shown below. Note that the amount for 2013 in respect of George Culmer includes £106,000 carried over from 2012 and delivered in 2013.

[2]	Other remuneration payments comprise contractual cash payments to George Culmer as part of the buyout of benefits from his previous employer and income from all employee share plans, which arises through employer matching or discounting of employee purchases up to a maximum of £960 per annum.

[3]	In addition to deferral and performance adjustment, the GCE’s bonus will only vest if the Group’s share price remains above 75.5 pence on average for any 126 consecutive trading days in the five years following grant or the UK government sells 100 per cent of its shareholding in the Group at any time during the three years following grant. If either condition is met earlier than the third anniversary of grant, vesting will still only occur on the third anniversary. In this event, the award will be subject to a further two year holding period following vesting up to a maximum of five years in total.

[4]	The long-term incentive vesting was confirmed by the Remuneration Committee at its meeting on 25 February 2015. The closing share price on that date of 79.24 pence has been used to calculate the value. The shares were awarded in 2012 based on a share price of 34.786 pence.

[5]	The GCE has a conditional unfunded pension commitment, subject to share price performance. This was a partial buyout of a pension forfeited on joining from Santander. It is an unfunded unapproved retirement benefit scheme (UURBS). The UURBS provides benefits on a defined benefit basis at a normal retirement date of 65. The UURBS applies for a maximum of six years following the commencement of employment and the maximum allowance over that period is 26.5 per cent of the higher of the GCE’s base salary and reference salary in the 12 months before retirement or leaving, subject to performance conditions. No additional benefit is due in the event of early retirement. The rate of pension accrual in each year depends on share price conditions being met. An annual pension entitlement of £35,610 was accrued in 2014.

[6]	Amounts shown for 2013 reflect the period from 29 November 2013 when Juan Colombás was appointed as an Executive Director. Total remuneration for 2013 was £3,193,000. Under terms agreed when joining the Group, the CRO is entitled to a conditional lump sum benefit of £718,996 either (i) on reaching normal retirement age unless the CRO voluntarily resigns or is dismissed for cause, or (ii) on leaving due to long term sickness or health.
149

COMPENSATION

Pension and benefits (audited)

Pension/Benefit £	António Horta-Osório	George Culmer	Juan Colombás
Employer contribution to pension scheme	10,670	20,900	21,717
Cash allowance in lieu of pension contribution	556,890	159,100	151,470
Car or car allowance	12,000	10,660	12,000
Flexible benefits payments	42,440	28,800	25,640
Private medical insurance	27,293	760	12,406
Transportation	37,280	–	1,634
Relocation	–	–	8,333

ANNUAL BONUS

The 2014 annual bonus outcome for Lloyds Banking Group (excluding TSB) was determined by adjusting the Group’s target outcome (£400 million in 2014) according to:

–	Group underlying profit performance: a target of £5,615 million was approved by the Board in advance of the performance year, with threshold and maximum set at 20 per cent above and below target. The outcome for 2014 was as follows:

–	Balanced Scorecard performance: stretching objectives for each division were approved by the Remuneration Committee around the start of the performance year. The objectives were aligned to the Group’s strategy and split across five categories:

–	Financial

–	Building the business

–	Customer service

–	Risk

–	People development

Balanced Scorecard ratings are based on a scale ranging from ‘Under’ (at the lowest level), through ‘Developing’, ‘Good’, ’Strong’ and up to ‘Top’ which is the highest rating. Each of these ratings may be further differentiated by the addition of ‘minus’ or ‘plus’.

The Remuneration Committee reviewed performance in depth to determine ratings for the Group and each division, including consideration of risk matters arising in 2014. The overall rating for the Group was ’Strong’:

–	Collective performance adjustment: consideration was given to items not factored into the Group underlying profit or divisional balanced scorecards. These included the provisions for legacy conduct-related matters and regulatory settlements on Libor and Repo rate setting. It also considered positive factors, such as non-core disposals, the SWIP sale, the TSB separation/IPO and the reduction in government shareholding.

As a result of these items, the Remuneration Committee applied an overall adjustment of approximately 25 per cent, resulting in a final bonus outcome of £369.5 million (a reduction of 3.6 per cent from the total outcome in 2013 (after adjusting for TSB).

To ensure fairness for our shareholders, the total bonus outcome is subject to a limit of 10 per cent of pre-bonus underlying profit. For 2014, the bonus outcome of £369.5 million is significantly below the limit of £813 million.

COMPENSATION

Individual outcomes for Executive Directors

The individual bonus awards for Executive Directors are determined in the same way as for colleagues across the Group, with outcomes based on:

–	Group underlying profit performance

–	Balanced Scorecard performance

–	Collective performance adjustment

–	Individual performance

–	On-target award

Awards are approved by the Remuneration Committee, which has discretion to adjust outcomes for any reason.

ANTÓNIO HORTA-OSÓRIO

The Group Chief Executive’s individual performance assessment for 2014, as confirmed by the Committee, reflected a number of considerations including:

–	Strong financial performance: underlying profit increased by 26 per cent to £7,756 million in 2014 and statutory profit increased from £415 million to £1,762 million.

–	Successful completion of the TSB IPO in June 2014 and further successful sell down of the government’s holding to below 25 per cent.

–	Successful development of new 2015-2017 strategic plan for the Group.

–	Customer dashboards implemented across the Group and improvements in Net Promoter Scores (our measure of the customer experience), although there has been an increase in FCA reportable complaints.

–	Continued progress in conduct strategy, although further work is required to continue to drive cultural improvements.

–	Completion of simplification programme (cost savings of £449 million realised in 2014).

–	Continued improvement in strengthening the balance sheet and reducing risk: pro forma fully loaded common equity tier 1 ratio increasing by 2.5 percentage points to 12.8 per cent.

–	Exceeded PRA stress testing threshold measure of 4.5 per cent.

–	Over £39 billion of gross new lending to British customers was committed during 2014 under the Funding for Lending Scheme (FLS).

Based on a full assessment of performance, the Committee agreed an individual rating for 2014 of ’Strong’ for the Group Chief Executive. The introduction of the Fixed Share Awards in 2014 resulted in a reduction in the annual bonus opportunity for the Group Chief Executive (the maximum award reduced from 225 per cent to 140 per cent of base salary). Expected outcomes are based on individual performance before taking into account a modifier based on underlying profit and the Group balanced scorecard, as follows:

Rating	Under	Developing	Good	Strong	Top
Expected outcome as % of salary	0%	0%	42%	91%	140%

Following the Committee’s assessment of performance against the underlying profit target and Group balanced scorecard objectives, and taking into account the collective performance adjustment of 24.9 per cent and the individual rating of ’Strong’, the Committee determined a 2014 bonus award to the Group Chief Executive of £800,000 (75 per cent of base salary). In arriving at this award, the Committee exercised its discretion to apply a reduction to reflect the external environment.

GEORGE CULMER

The Chief Financial Officer’s personal performance assessment for 2014, as confirmed by the Committee, reflected a number of considerations including:

–	Effective management and contribution to underlying income and profit to ensure they were significantly ahead of target.

–	Ensuring Core Tier 1 and cost:income ratios were strong (ratios at end of 2014 were 12.8 per cent and 51.2 per cent respectively).

–	Excellent management and delivery of the Group Strategic Review.

–	Positive performance in Risk Appetite status, material regulatory breaches and audit actions, although delivery of regulatory change programmes has been challenging.

–	Stress testing within appetite.

–	Excellent execution of AT1 transaction.

Based on a full assessment of performance, the Committee agreed an individual rating for 2014 of ’Strong’ for the Chief Financial Officer. The introduction of the Fixed Share Awards in 2014 resulted in a reduction in the annual bonus opportunity for the Chief Financial Officer (the maximum award reduced from 200 per cent to 100 per cent). Expected outcomes are based on individual performance before taking into account a modifier based on underlying profit and the Group balanced scorecard, as follows:

Rating	Under	Developing	Good	Strong	Top
Expected outcome as % of salary	0%	0%	30%	65%	100%

Following the Committee’s assessment of performance against the underlying profit target and the Finance function’s balanced scorecard objectives, and taking into account the collective performance adjustment of 24.9 per cent and the individual rating of ’Strong’, the Committee determined a 2014 bonus award to the Chief Financial Officer of £496,000 (69 per cent of base salary).

COMPENSATION

JUAN COLOMBÁS

The Chief Risk Officer’s personal performance assessment for 2014, as confirmed by the Committee, reflected a number of considerations including:

–	Good progress across the Board Risk Appetite, although legacy issues continue to present challenges.

–	Maintaining high level of responsiveness to regulators with whom the Group strives for a strong working relationship.

–	Improvements in mitigating operational risks and regulatory breaches.

–	Driving progress in conduct strategy.

–	Leading remediation of legacy issues.

–	Positive achievements in impairment charge, reduction in run-off assets, risk-weighted assets and leverage ratio.

Based on a full assessment of performance, the Committee agreed an individual rating for 2014 of ’Strong’ for the Chief Risk Officer. The introduction of the Fixed Share Awards in 2014 resulted in a reduction in the annual bonus opportunity for the Chief Risk Officer (the maximum award reduced from 200 per cent to 100 per cent of base salary). Expected outcomes are based on individual performance, before taking into account a modifier based on underlying profit and the Risk division’s balanced scorecard, as follows:

Rating	Under	Developing	Good	Strong	Top
Expected outcome as % of salary	0%	0%	30%	65%	100%

Following the Committee’s assessment of performance against the underlying profit target and the Risk division’s balanced scorecard objectives, and taking into account the collective performance adjustment of 24.9 per cent and the individual rating of ’Strong’, the Committee determined a 2014 bonus award to the Chief Risk Officer of £467,892 (66 per cent of base salary).

Application of the Committee’s judgement

As described above, the Committee used its judgement to apply a collective adjustment to reflect the level of provisions for legacy conduct related matters.

As with the bonus outcome determination for the wider Group, the Committee retains the discretion to adjust for other factors when determining individual awards, such as market relativity, year-on-year performance, stakeholder views, the statutory profit and the Group’s capital position. For 2014, the Committee exercised discretion by applying a reduction to the award for the Group Chief Executive.

The bonuses awarded are summarised in the table below:

Name	António Horta-Osório	George Culmer	Juan Colombás
Maximum opportunity (% of base salary)	140%	100%	100%
% awarded for 2014 (% of maximum)	54%	69%	66%
Bonus awarded for 2014	£800,000	£496,000	£467,892

Deferral

The Group Chief Executive’s award is deferred into shares for five years and subject to performance adjustment and clawback. The award is subject to an additional condition that the share price must remain above 75.5 pence on average for any 126 consecutive trading days in the five years following grant or the UK government sells 100 per cent of its shareholding during the three years following grant.

If either condition is met earlier than the third anniversary of grant, vesting will still only occur on the third anniversary. The award will be subject to a further holding period following vesting such that, in any event, the award will release no earlier than five years after grant. If neither of the conditions has been met by the fifth anniversary of the award, the award will lapse entirely.

Consistent with the aim of ensuring that short-term financial results are only rewarded if they promote sustainable growth, the 2014 annual bonus is subject to deferral in shares until at least 2018. This deferred amount is subject to performance adjustment (malus).

Bonus awards for other Executive Directors are deferred into shares until at least March 2017 and subject to performance adjustment and clawback. They are also subject to remaining in the Group’s employment, as set out in the approved policy from the 2013 Directors’ Remuneration Report.

The Group has implemented clawback, covering all Remuneration Code Staff, in line with PRA requirements. Vested variable remuneration can be recovered from employees up to seven years after the date of award in the case of a material or severe risk event. Clawback will be used alongside other performance adjustment processes and applies to variable remuneration awarded from 1 January 2015.

The Committee reserves the right to exercise its discretion in reducing any payment that otherwise would have been earned, if it deems appropriate.

COMPENSATION

Long-term awards made in March 2012 vesting for the period ended on December 2014

The Group’s financial performance over the three year performance period was very strong, with significant shareholder value created as the Group’s market capitalisation trebled from c.£18 billion to c.£54 billion. This has justifiably led to significant payouts to participants, due not only to the delivery of targets but also the increase in share price. Awards were granted in shares at 34.786 pence so the increase over the period has more than doubled the value for recipients in line with the increase realised by shareholders.

At the end of the performance period, it has been assessed that awards will vest at 96.6 per cent of maximum.

	Threshold	Maximum	Vesting at threshold	Vesting at maximum	Actual performance	Vesting % of maximum
Economic profit[1] 30% of award	£225m	£2,330m	25%	100%	£2,094m	26.6%
Absolute total shareholder return 30% of award	12% per annum	30% per annum	25%	100%	30.2%	30.0%
Short-term funding as a percentage of total funding 10% of award	20%	15%	25%	100%	7.0%	10.0%
Run-off assets at end of 2014 10% of award	<=£95bn	<=£80bn	25%	100%	£47.1bn	10.0%
Net simplification benefits 10% of award	£1.5bn	£1.8bn	25%	100%	£2.0bn	10.0%
Customer satisfaction[2] 10% of award	1.5	1.3	25%	100%	1.2	10.0%

[1]	Economic profit threshold and maximum targets were initially set at £160 million and £1,653 million respectively. These were subsequently increased by the Committee.

[2]	Customer satisfaction target is based on the average reportable complaints per 1,000 customers over the three year period.

Percentage change in remuneration of GCE versus the wider employee population

Figures for ‘All Employees’ are calculated using figures for UK-based colleagues subject to the Group Annual Bonus Plan. This population is considered to be the most appropriate group of employees for these purposes because its remuneration structure is consistent with that of the Group Chief Executive.

	% change in base salary (2013 – 2014)	% change in bonus (2013 – 2014)	% change in benefits (2013 – 2014)
Group Chief Executive	0%	(52.9)%	5.3%
All Employees	2.5%[1]	4.8%[1]	2.5%[1]

[1]	Adjusted for movements in staff numbers and other impacts to ensure a like-for-like comparison.

Relative spend on pay (£m)

Underlying profit has been used for comparison on the basis that it reflects performance, excluding legacy issues and one-off events.

Payments within the reporting year to past directors (audited)

As part of arrangements on leaving the Group, deferred bonus was released to Tim Tookey (£135,879).

Loss of office payments (audited)

There were no payments for the loss of office made to former Directors during 2014.

COMPENSATION

Chairman and Non-Executive Directors (audited)

	Fees		Taxable benefits				Total
	£000		£000				£000
Current Non-Executive Directors	2014	2013	2014		2013		2014	2013
Lord Blackwell	580	233	9	[1]	–		589	233
Alan Dickinson (appointed September 2014)	33	–	–		–		33	–
Carolyn Fairbairn	105	103	–		–		105	103
Anita Frew	202	105	–		–		202	105
Simon Henry (appointed June 2014)	53	–	–		–		53	–
Dyfrig John (appointed January 2014)	105	–	–		–		105	–
Nick Luff	135	108	–		–		135	108
Nick Prettejohn (appointed June 2014)	182	–	–		–		182	–
Anthony Watson	215	204	–		–		215	204
Sara Weller	123	103	–		–		123	103
Former Non-Executive Directors
Sir Winfried Bischoff (retired April 2014)	183	700	10	[2]	17	[3]	193	717
David Roberts (retired May 2014)	95	248	–		–		95	248
Total	2,011	1,804	19		17		2,030	1,821

[1]	2014 taxable benefits are made up of car allowance of £8,909.
[2]	2014 taxable benefits are made up of car allowance of £3,136, private medical benefit of £608, and transportation of £6,693.
[3]	2013 taxable benefits are made up of car allowance of £12,000, private medical benefit of £566, and transportation of £4,864.

Breakdown of Non-Executive Directors’ fees (£000s)

			Senior
		Deputy	Independent	Audit	Remuneration	Board Risk	SWG board	Other		2014
	Board fee	Chairman	Director	committee	committee	committee	fees[1]	fees		Total
Lord Blackwell	16			5		5	33			59	[4]
Alan Dickinson	21			6		6				33
Carolyn Fairbairn	65			20	20					105
Anita Frew	65	63		20	13	39		2	[2]	202
Simon Henry	33			10		10				53
Dyfrig John	65			20	20					105
Nick Luff	65			50		20				135
Nick Prettejohn	34			10		10	128			182
Anthony Watson	65		60	20	50	20				215
Sara Weller	65				20	20		18	[3]	123

[1]	Scottish Widows Group Ltd.
[2]	Fees for membership of Nomination & Governance Committee.
[3]	Fees for chairing the Responsible Business Steering Group and the Finance Inclusion Committee (non-Board level committees).
[4]	The fees shown in the table above reflect the period of service prior to becoming Chairman of the Board.
154

COMPENSATION

HISTORICAL TOTAL SHAREHOLDER RETURN (TSR) PERFORMANCE

The chart below shows the historical TSR of Lloyds Banking Group plc compared with the FTSE 100 as required by the regulations, rebased as at 31 December 2008. The FTSE 100 index has been chosen as it is a widely recognised equity index of which Lloyds Banking Group plc has been a constituent throughout this period.

Rebased to 100 on 31 December 2008. Source: Deloitte

HISTORICAL GROUP CHIEF EXECUTIVE (GCE) REMUNERATION OUTCOMES

	GCE	2009	2010	2011	2012	2013	2014
GCE single figure of remuneration	J E Daniels	1,121	2,572	855	–	–	–
£000	António Horta-Osório	–	–	1,765	3,398	7,475	11,544
Annual bonus payout	J E Daniels	Waived	62%	0%	–	–	–
(% of maximum opportunity)	António Horta-Osório	–	–	Waived	62%	71%	54%
Long-term incentive vesting	J E Daniels	0%	0%	0%	–	–	–
(% of maximum opportunity)	António Horta-Osório	–	–	0%	0%	54%	97%

Notes: J E Daniels served as GCE until 28 February 2011; António Horta-Osório was appointed GCE from 1 March 2011. J E Daniels declined to take a bonus in 2009 and António Horta-Osório declined to take a bonus in 2011.

COMPENSATION

OUTSTANDING SHARE AWARDS

Directors’ interests (audited)

SHAREHOLDING GUIDELINES

Executive Directors are required to build up a holding in Lloyds Banking Group plc shares of value equal to 150 per cent of base salary and fixed share award (200 per cent for the GCE) and are expected to achieve these targets within three years from the later of 1 January 2012 and their date of joining the Board. They are required to retain any shares vesting from LTIP awards granted from 2012 onwards for a further two years post vesting (although vested shares would count towards the shareholding requirement). Members of the Executive Committee are required to build up a shareholding of 100 per cent of their gross salary. As at 31 December 2014, all Executive Directors significantly exceeded the requirements.

	Number of shares			Number of options		Total shareholding[4]			Value
									Expected
				Unvested					value at
		Unvested subject	Unvested	subject to		Totals at	Totals at		31 December
	Owned	to continued	subject to	continued	Vested	31 December	26 February		2014
	outright	employment	performance	employment	unexercised	2014	2015		(£000s)	[2]
Executive Directors
António Horta-Osório[1]	6,204,884	5,168,008	21,710,202	37,151	–	33,120,245	33,120,660	[3]	16,881	[1]
George Culmer	1,232,436	2,573,846	11,184,291	37,151	4,460,003	19,487,727	19,488,142	[3]	10,536
Juan Colombás	3,101,794	2,205,384	9,957,127	29,990	535,231	15,829,526	15,829,940	[3]	8,227
Non-Executive Directors
Lord Blackwell	50,000	–	–	–	–	50,000	n/a		n/a
Alan Dickinson	50,000	–	–	–	–	50,000	n/a		n/a
Carolyn Fairbairn	40,000	–	–	–	–	40,000	n/a		n/a
Anita Frew	300,000	–	–	–	–	300,000	n/a		n/a
Simon Henry	–	–	–	–	–	–	n/a		n/a
Dyfrig John	27,385	–	–	–	–	27,385	n/a		n/a
Nick Luff	200,000	–	–	–	–	200,000	n/a		n/a
Nick Prettejohn	–	–	–	–	–	–	n/a		n/a
Anthony Watson	476,357	–	–	–	–	476,357	n/a		n/a
Sara Weller	200,000	–	–	–	–	200,000	n/a		n/a

[1]	Shareholdings held by António Horta-Osório are either wholly or partially in the form of ADRs.
[2]	Awards subject to performance under the Long-Term Incentive Plan had an expected value of 50 per cent of face value at grant (using current accounting assumptions). Values are based on the 31 December 2014 closing price of 75.82 pence. Full face value of awards are £25,111,769 for António Horta-Osório, £14,775,594 for George Culmer and £12,001,946 for Juan Colombás.
[3]	The changes in beneficial interests for António Horta-Osório (415 shares), George Culmer (415 shares) and Juan Colombás (414 shares) relate to ‘partnership’ and ‘matching’ shares acquired under the Lloyds Banking Group Share Incentive Plan between 31 December 2014 and 26 February 2015. There have been no other changes up to 26 February 2015.
[4]	Including holdings of connected persons.

A summary of transactions undertaken in the year, including share plan awards vested plus open market purchases and sales made by Directors, is shown on page 103.

As a result of the above shareholdings, the position for each Executive Director is as follows:

							Requirement
		Shareholding requirement		Current shareholding			met

	Base salary plus	% of		% of
	Fixed Share	base salary plus		base salary plus	Number of
	Award	Fixed Share	Number of	Fixed Share	shares
	(£000s)	Award	shares[1]	Award[1]	as at 31/12/14	[2]
Executive Directors
António Horta-Osório	1,961	200%	5,172,778	240%	6,204,884		Yes
George Culmer	1,224	150%	2,421,525	353%	5,692,439		Yes
Juan Colombás	1,207	150%	2,387,892	228%	3,637,025		Yes

[1]	Number of shares required and current shareholding percentage of base salary figures are calculated using the 31/12/14 closing price of 75.82 pence.
[2]	Shares owned outright plus vested but unexercised options have been used to calculate current shareholding figures.

None of those who were Directors at the end of the year had any other interest in the capital of Lloyds Banking Group plc or its subsidiaries.

COMPENSATION

Breakdown of shares interests (audited)

LONG-TERM INCENTIVE PLAN AWARDED IN 2014

Awards (in the form of conditional rights to free shares) in 2014 were made over shares with a value of 300 per cent of reference salary for the GCE (4,640,077 shares with a face value of £3,660,000); 275 per cent for the CFO (2,510,205 shares with a face value of £1,980,000); and 275 per cent for the CRO (2,234,780 shares with a face value of £1,762,750). The share price used to calculate face value is the average price over the five days prior to grant (17 March to 21 March 2014), which was 78.878 pence. This was the average share price used to determine the number of shares awarded.

The performance conditions attached to these awards are set out in the table below. The performance period ends on 31 December 2016.

Category	Measure	Basis of payout range	Metric	Weighting
Financial	Economic profit	Set relative to 2016 targets	Threshold: £2,154m	30%
			Maximum: £3,231m
	Absolute TSR	Growth in share price including dividends	Threshold: 8% pa	30%
		over 3 year period	Maximum: 16% pa
	Cost:income ratio	Set relative to 2016 targets	Threshold: 48.9%	10%
			Maximum: 46.5%
Customer	Customer satisfaction	Set relative to 2016 targets	Threshold: 1.15	10%
	(total FCA reportable		Maximum: 1.05
	complaints per 1,000 accounts)[1]
	Net promoter score	Major Group average ranking over 2016	Threshold: 3rd	10%
			Maximum: 1st
Helping Britain	SME lending	Set relative to targets for SME lending growth	Threshold: 14%	5%
Prosper		over 3 year period	Maximum: 18%
	Share of first-time	Set relative to targets for market share	Threshold: 20%	5%
	buyer market	over 3 year period	Maximum: 25%

[1]	Measure excludes PPI complaints, but includes Banking, Home Finance, General Insurance, Life, Pensions and Investment complaints.

The targets referred to in the table relate to the Group’s strategic plan, as approved by the Board. Further details have not been provided for reasons of commercial sensitivity, but will be disclosed after vesting.

For each measure, 25 per cent will vest for threshold performance, 50 per cent for on-target performance and 100 per cent for maximum performance.

SAYE INTERESTS AWARDED IN 2014

The Executive Directors are eligible to participate in the Group’s ’sharesave’ and ’sharematch’ plans. In 2014, the GCE and CFO were each granted SAYE options over 14,995 shares and the CRO was granted SAYE options over 29,990 shares (with an exercise price of 60.02 pence per share and a face value of £11,276 and £22,552 respectively). The share price used to calculate the face value is the price on grant (2 October 2014), which was 75.2 pence.

DEFERRED BONUS AWARDED IN 2014

Bonus is deferred into shares. The face value of the share awards in respect of bonuses granted in March 2014 was £1.7 million (2,155,227 shares) for the GCE; £910,000 (1,153,680 shares) for the CFO; and £860,000 (1,090,290 shares) for the CRO. The share price used to calculate face value is the average price over the five days prior to grant (17 March to 21 March 2014), which was 78.878 pence.

COMPENSATION

Interests in share options (audited)

	At	Granted	Exercised	Lapsed	At		Exercise periods
	1 January	during	during	during	31 December	Exercise
	2014	the year	the year	the year	2014	price	From	To	Notes
António Horta-Osório	1,452,401	–	1,452,401	–	–	–	–	–	1,4
	662,116	–	662,116	–	–	–	–	–	1,4
	1,452,401	–	1,452,401	–	–	–	–	–	1,4
	438,846	–	438,846	–	–	–	–	–	1,4
	22,156	–	–	–	22,156	40.62p	1/6/2016	30/11/2016	3
		14,995	–	–	14,995	60.02p	1/1/2018	30/6/2018	3
George Culmer	2,216,187	–	–	–	2,216,187	–	1/4/2013	31/3/2018	2
	2,243,816	–	–	–	2,243,816	–	1/4/2014	31/3/2019	2
	22,156	–	–	–	22,156	40.62p	1/6/2016	30/11/2016	3
		14,995	–	–	14,995	60.02p	1/1/2018	30/6/2018	3
Juan Colombás	235,499	–	–	–	235,499	–	15/6/2011	30/3/2021	1
	299,732	–	–	–	299,732	–	15/6/2012	30/3/2021	1
		29,990	–	–	29,990	60.02p	1/1/2018	30/6/2018	3
Former Director who Served during 2014
None

[1]	Share buy-out award granted on 30 March 2011 for the loss of deferred share awards forfeited on leaving the Santander Group. Awards are consistent with those forfeited and have a nil option price.
[2]	Executive share award granted on 6 August 2012 for the loss of deferred share awards forfeited on leaving RSA Insurance Group plc.
[3]	Sharesave.
[4]	Options exercised on 28 March 2014. The closing market price of the Group’s ordinary shares on that date was 74.34 pence.

None of the other directors at 31 December 2014 had options to acquire shares in Lloyds Banking Group plc or its subsidiaries.

The market price for a share in the Group at 1 January 2014 and 31 December 2014 was 79.12 pence and 75.82 pence, respectively. The range of prices between 1 January 2014 and 31 December 2014 was 70.94 pence to 86.3 pence.

Lloyds Banking Group long-term incentive plan (audited)

The following table shows conditional shares awarded under the plan. Further information regarding this plan can be found on pages 90 and 100.

	At	Awarded	Vested	Lapsed	At	End of	Expected
	1 January	during	during	during	31 December	performance	value
	2014	the year	the year	the year	2014	period	(£000s)	Notes
António Horta-Osório	7,154,187	–	3,856,106	3,298,081	–	31/12/2013	–	1
	9,644,684	–	–	–	9,644,684	31/12/2014	7,313
	7,425,441	–	–	–	7,425,441	31/12/2015	5,630
	–	4,640,077	–	–	4,640,077	31/12/2016	3,518	2
George Culmer	4,657,045	–	–	–	4,657,045	31/12/2014	3,531
	4,017,041	–	–	–	4,017,041	31/12/2015	3,046
	–	2,510,205	–	–	2,510,205	31/12/2016	1,903	2
Juan Colombás	3,087,272	–	1,664,039	1,423,233	–	31/12/2013	–	1
	4,146,064	–	–	–	4,146,064	31/12/2014	3,144
	3,576,283	–	–	–	3,576,283	31/12/2015	2,712
	–	2,234,780	–	–	2,234,780	31/12/2016	1,694	2

[1]	The shares awarded in March 2011 vested on 7 March 2014. The closing market price of the Group’s ordinary shares on that date was 81.35 pence.
[2]	Award price 78.878 pence.

Values are based on the 31 December 2014 closing price of 75.82 pence.

COMPENSATION

Additional disclosures

EMOLUMENTS OF THE EIGHT HIGHEST PAID SENIOR EXECUTIVES1

The following table sets out the emoluments of the eight highest paid senior executives (excluding Executive Directors) in respect of the 2014 performance year.

	Executive
	8	7	6	5	4	3	2	1
	£000	£000	£000	£000	£000	£000	£000	£000
Fixed
Cash based	400	400	766	500	919	664	754	700
Share based	200	280	410	350	406	459	218	490
Total fixed	600	680	1,176	850	1,325	1,123	972	1,190
Variable
Upfront cash	2	2	2	2	2	2	2	2
Deferred cash	–	–	–	–	–	–	–	–
Upfront shares	238	46	167	142	55	171	56	183
Deferred shares	360	72	253	216	85	259	39	277
Long-term incentive plan	880	1,980	1,458	1,980	2,599	3,248	3,733	3,466
Total variable pay	1,480	2,100	1,880	2,340	2,741	3,680	3,830	3,928
Pension cost	100	100	151	125	142	164	188	245
Total remuneration	2,180	2,880	3,207	3,315	4,208	4,967	4,990	5,363

[1]	Includes members of the Group Executive Committee and Senior Executive level colleagues.

Variable pay in respect of performance year 2014. LTIP values shown reflect awards for which the performance period ended on 31 December 2014. Pension costs based on a percentage of salary according to level.

COMPENSATION

DIRECTORS’ INTERESTS – SUMMARY OF AWARDS VESTED, PURCHASES AND SALES MADE BY DIRECTORS IN 2014 (UNAUDITED)

	Holding at 1 January 2014 (or appointment Date)	Transactions during the year	Number of shares	Notes	Holding at 31 December 2014
Executive Directors
António Horta-Osório	1,411,685	07/03/14	2,043,736	Release of 2011 LTIP
		28/03/14	2,118,332	Exercise of Share Buy Out award
		27/06/14	315,330	Fixed Share Award
		25/09/14	156,416	Fixed Share Award
		19/12/14	156,990	Fixed Share Award
		Monthly	2,395	Share Incentive Plan purchase and matching shares	6,204,884
George Culmer	877,951	27/06/14	176,584	Fixed Share Award
		25/09/14	87,592	Fixed Share Award
		19/12/14	87,914	Fixed Share Award
		Monthly	2,395	Share Incentive Plan purchase and matching shares	1,232,436
Juan Colombás	1,409,048	07/03/14	231,604	Release of 2010, 2011 and 2012 Deferred Bonus
		07/03/14	881,940	Release of 2011 LTIP
		27/06/14	174,132	Fixed Share Award
		03/09/14	231,604	Release of 2010, 2011 and 2012 Deferred Bonus
		25/09/14	86,376	Fixed Share Award
		19/12/14	86,693	Fixed Share Award
		Monthly	397	Share Incentive Plan purchase and matching shares	3,101,794
Non-Executive Directors
Lord Blackwell	50,000				50,000
Alan Dickinson	50,000				50,000
Carolyn Fairbairn	–	21/05/14	40,000	Purchase	40,000
Anita Frew	300,000				300,000
Simon Henry	–				–
Dyfrig John	27,385				27,385
Nick Luff	80,000	16/05/14	120,000	Purchase	200,000
Nick Prettejohn	–				–
Anthony Watson	476,357				476,357
Sara Weller	150,000	11/03/14	50,000	Purchase	200,000

On behalf of the Board

Anthony Watson, CBE
Chairman, Remuneration Committee

CORPORATE GOVERNANCE

STATEMENT ON US CORPORATE GOVERNANCE STANDARDS

The Board is committed to achieving long term success for the Company by being the best bank for customers and generating strong, stable and sustainable returns for shareholders. The Board’s strategy is underpinned by high standards of corporate governance designed to ensure consistency and rigour in its decision making. This report explains how those standards, in particular, those laid down in the Financial Reporting Council’s 2012 UK Corporate Governance Code (the UK Code), apply in practice to ensure that the Board and management work together for the long term benefit of the Company and its shareholders. The UK Code can be accessed at www.frc.org.uk.

To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairmen. Terms of reference for each of the Committees are available on the website at www.lloydsbankinggroup.com. Information on the membership, role and activities of the Nomination and Governance Committee, the Audit Committee and the Board Risk Committee can be found on pages 173 to 182.

Further information about the work of the Remuneration Committee is included on pages 138 to 160.

As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds Banking Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Lloyds Banking Group plc’s main listing is on the London Stock Exchange, it follows the principles contained in the 2012 UK Corporate Governance Code issued by the UK Financial Reporting Council (the UK Code). The Group has complied with the provisions of the UK Code and has done so throughout 2014 regarding the provisions where the requirements are of a continuing nature. Key differences are set out below.

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

CORPORATE GOVERNANCE

THE BOARD AND ITS MEMBERS

PURPOSE AND RESPONSIBILITIES

The Group is led by a Board comprising a Non-Executive Chairman, independent Non-Executive Directors and Executive Directors. The Board is collectively responsible for the long-term success of the Company. It achieves this by setting the strategy and overseeing delivery against it, establishing the culture, values and standards of the Group, ensuring that the Group manages risk effectively, monitoring financial performance and reporting and ensuring that appropriate and effective succession planning arrangements and remuneration policies are in place.

THE ROLE OF THE DIRECTORS

Set out below are the roles of the Chairman and other Board members. Further details can be found on the website at www.lloydsbankinggroup.com. There is a clear division of responsibility at the head of the Company. The Chairman has overall responsibility for the leadership of the Board while the Group Chief Executive manages and leads the business.

THE ROLE OF THE COMPANY SECRETARY

The Company Secretary is responsible for advising the Board and providing good information flows and comprehensive practical support to Directors, both as individuals and as a collective, with particular emphasis on supporting the Non-Executive Directors in maintaining the highest standards of probity and corporate governance. The Company Secretary is also responsible for communicating with shareholders as appropriate and ensuring that due regard is paid to their interests. All Directors, including Non-Executive Directors, have access to the services of the Company Secretary in relation to the discharge of their duties.

Both the appointment and removal of the Company Secretary is a matter for the Board as a whole. Malcolm Wood was appointed as Company Secretary in November 2014.

ACCESS TO ADVICE

The Group also provides access, at its expense, to the services of independent professional advisers in order to assist Directors in their role. Board Committees are also provided with sufficient resources to undertake their duties.

OVERVIEW OF THE ROLES OF THE DIRECTORS

Chairman

Lord Blackwell was appointed Chairman on 3 April 2014, following the retirement of Sir Winfried Bischoff. The Chairman:

– has overall responsibility for the leadership of the Board and the promotion of the highest standards of corporate governance;

– sets the Board meeting agendas to ensure that the Board devotes its time and attention to the right matters;

– builds an effective and complementary Board;

– plans succession in Board appointments in conjunction with the Nomination & Governance Committee;

– ensures the Directors receive timely and relevant information and are kept advised of key developments; and

– ensures effective communication with shareholders.

Senior Independent Director

Anthony Watson was appointed Senior Independent Director on 17 May 2012. The Senior Independent Director:

– helps resolve shareholders’ concerns;

– acts as a sounding board for the Chairman and Group Chief Executive on Board and shareholder matters;

– is a conduit, as required, for the views of other Non-Executive Directors on the performance of the Chairman;

– is available to shareholders if they have concerns which contact through the normal channels has failed to resolve or for which such contact is inappropriate;

– attends sufficient meetings with major shareholders and financial analysts to understand issues and concerns; and

– conducts the Chairman’s annual performance appraisal.

Group Chief Executive

António Horta-Osório was appointed Group Chief Executive on 1 March 2011. The Group Chief Executive:

– manages the Group on a day to day basis, and in accordance with the strategy and long-term objectives approved by the Board;

– with the exception of those matters reserved to the Board, the Group Chief Executive makes decisions on matters affecting the operations, performance and strategy of the Group’s businesses;

– provides leadership and direction to senior management; and

– coordinates all activities to implement the strategy and for managing the business in accordance with the Group’s risk appetite and business plan set by the Board.

Deputy Chairman

Anita Frew was appointed Deputy Chairman on 14 May 2014 following the retirement of David Roberts. The Deputy Chairman:

– ensures continuity of effective Board Chairmanship during any change of chairmanship;

– supports the Chairman in representing the Board and acting as spokesperson;

– deputises for the Chairman in the discharge of his duties;

– is available to the Board for consultation and advice; and

– represents the Group’s interests to official enquiries and review bodies.

Non-Executive Directors

The Non-Executive Directors are listed on pages 134 to 136. Non-Executive Directors:

– challenge constructively;

– help develop and set the Group’s strategy;

– participate actively in the decision-making process of the Board;

– scrutinise the performance of management in meeting agreed goals and objectives;

– provide entrepreneurial leadership of the Group within a framework of prudent effective controls;

– satisfy themselves on the integrity of financial information; and

– determine appropriate levels of remuneration of Executive Directors via the Remuneration Committee.

Executive Directors

The Executive Directors are listed on page 136. Executive Directors:

– under the leadership of the Group Chief Executive, make and implement decisions in all matters affecting the operation, performance and strategy of the Group’s business.

– provide specialist knowledge and experience to the Board;

– are responsible for the successful leadership and management of the Risk and Finance divisions;

– design, develop and implement strategic plans; and

– deal with day-to-day operations of the Group.

CORPORATE GOVERNANCE

AUTHORITY AND DELEGATION

CORPORATE GOVERNANCE FRAMEWORK

The Group’s corporate governance framework, which is reviewed annually by the Board, comprises the board authority and the delegated executive authority.

BOARD AUTHORITY

The board authority sets out the matters reserved to the Board. These include decisions concerning the strategy and long-term objectives of the Group, the Group’s capital, medium-term plan and financial budgets, significant contracts and transactions and various statutory and regulatory approvals. The approval of the remuneration policy, risk appetite and risk management framework is also reserved to the Board. The board authority delegates responsibility for day-to-day management of the business to the Group Chief Executive and sets out the basis for delegation of authorities from the Board to Board Committees.

DELEGATED EXECUTIVE AUTHORITY

The Group Chief Executive, through the delegated executive authority, delegates aspects of his own authority, as permitted, to members of the Group Executive Committee (GEC). The GEC meets weekly to scrutinise items of key business. The Group Audit Director, Group HR Director and the Company Secretary attend the weekly GEC meetings to ensure that there is appropriate internal audit oversight, that employee interests and people strategy matters are considered and that the highest standards of corporate governance are maintained, including the escalation of matters to the Board and its Committees.

A full schedule of all matters reserved to the Board can be found on our website at www.lloydsbankinggroup.com

The following table provides an overview of the key matters considered by the Board in 2014.

Strategy and customer focus

The Board:

– approved an update to the Group’s strategy and long-term objectives;

– approved an update to the 5 Year Operating Plan and the 2014 annual budget and reviewed delivery against plan;

– conducted deep dives into the Retail, Commercial Banking, Consumer Finance, Insurance, Group Operations and Digital divisions;

– noted the brand revitalisation of the Scottish Widows Group; and

– developed customer dashboard and monitored key metrics.

Governance

The Board:

– carried out an annual review of the corporate governance framework, Board Committee terms of reference and key Group policies;

– determined Board and Committee structure, size and composition;

– analysed the Group’s performance against the 34 ’Salz’ recommendations, embedding changes to the Group’s governance arrangements where necessary;

– considered the findings of an annual review of the Board’s effectiveness, implementing action plans where necessary and tracking performance;

– monitored the Group’s performance against EU State Aid Commitments;

– appointed a new Deputy Chairman and four new Non-Executive Directors to the Board; and

– appointed a new Chairman to the Scottish Widows Group.

Risk management

The Board:

– approved the Group’s risk appetite and risk management framework;

– monitored the Group’s aggregate risk exposures, risk/return and emerging risks;

– scrutinised the result s and approved the submission of the Group’s stress tests conducted by the PRA and EBA;

– reviewed the effectiveness of the Group’s risk management and internal control systems;

– considered the findings of the annual control effectiveness review;

– received reports on risk compliance and risk appetite dashboard performance; and

– conducted a cyber-risk assessment and approved the implementation of measures to address cyber risk.

Transactions and contingency planning The Board: – approved strategic proposals, including the IPO of TSB Bank; and – considered the impact of a ‘yes’ vote in Scotland on the Group’s operations.

Structure and capital

The Board:

– approved material changes to the capital structure of HBOS and Bank of Scotland;

– considered the basis for allocation of capital, investments, acquisitions, mergers or disposals; and

– approved large transactions, including the sale of portfolios of UK and European real estate loans and tender offers for Enhanced Capital Notes (ECNs).

Finance, statutory and regulatory requirements

The Board:

– considered regulatory changes to be introduced by the Banking Reform Act, including retail ring-fencing;

– approved the annual report and accounts and significant accounting changes; and

– approved the shareholder notice of annual general meeting.

CORPORATE GOVERNANCE

BOARD
LLOYDS BANKING GROUP PLC

BOARD COMMITTEES

Nomination & Governance
Committee

Reviews the Board’s governance arrangements to ensure that they are consistent with best practice, assists the Chairman in reviewing the composition of the Board and leads the appointments process for nominations to the Board

Audit
Committee

Monitors and reviews the Group’s financial reporting arrangements, the effectiveness of the internal controls and the risk management framework, and the internal and external audit process; manages all aspects of the relationship with the external auditor

	Risk Committee Monitors the Group’s compliance with the Board’s approved risk appetite, risk management framework and risk culture	Remuneration Committee Recommends an overall remuneration policy and philosophy that is aligned with the long-term interests of the Group, business objectives, risk appetite and values
GROUP CHIEF EXECUTIVE
ANTÓNIO HORTA-OSÓRIO Responsible for managing the business of the Group, in accordance with the strategy and long-term objectives approved by the Board.

GROUP EXECUTIVE MEMBERS’ COMMITTEES These include the Group Executive Committee Please see pages 57 and 58 for a list of the Executive Committees and their purpose

The role of the Board Committees

The Board is supported by its Committees which make recommendations to the Board on matters delegated to them, in particular in relation to internal control, risk, financial reporting, governance and remuneration matters. This enables the Board to spend a greater proportion of its time on strategic, forward looking agenda items. Each Committee comprises Non-Executive Directors only and is chaired by an experienced Chairman. The Committee Chairs report to the Board on the activities of the Committee at each Board meeting. Information on the membership, role and activities of the Nomination & Governance, the Audit and the Risk Committees can be found on pages 173 to 182. Information on the Remuneration Committee can be found on pages 138 to 160. Terms of Reference for each of the Board Committees can be found on the website at www.lloydsbankinggroup.com

Subsidiary governance

The Group conducts the majority of its business through a number of subsidiary entities. The Boards of the four main companies, Lloyds Banking Group plc, Lloyds Bank plc, HBOS plc and Bank of Scotland plc, comprise the same Directors. The Board meetings for these companies are held concurrently with the agenda split between the companies to allow decisions to be taken and scrutinised by the appropriate Board.

In addition the Group has an insurance subsidiary, Scottish Widows Group Limited, which itself also has a number of separate operating subsidiaries. The Board of Scottish Widows Group Limited, which also sits as the Board of its major subsidiaries, is chaired by a non-executive member of the Lloyds Banking Group Board and contains a balance of independent non-executive directors, Group executives and Insurance Division executives. This composition supports its legal and regulatory requirements for independent decision making within the overall framework of Group policies and controls.

To help manage the legal, regulatory and reputational risks associated with the Group’s subsidiary entities, the Group requires that subsidiary boards and their directors meet minimum governance standards, as laid down in the legal entity management standards and directors’ handbook.

Board strategy review

During the year, the Board spent considerable time in a number of meetings, including two days off-site, to debate and devise its strategy for the next three years, building on the Group’s strong foundations of having become a low cost, low risk, UK focused retail and commercial bank.

Discussions linked in with those for the five-year operating plan and included economic trends, the competitive and regulatory environment, Group culture and values, the need to rebuild trust with customers, digital transformation, the future of distribution, financial planning and retirement, organisational capability, simplification, IT delivery and risk oversight.

Discussions within other committees were also fed through to the Board for consideration, such as those of the Group Executive Committee and its Strategy Working Group, a forum which oversees development of the Group strategy, delivery of the Group Strategic Review and which gives consideration to strategic priorities and opportunities across the Group.

CORPORATE GOVERNANCE

BOARD COMPOSITION

Board size and composition

The Board should be of sufficient size to reflect a broad range of views and perspectives whilst allowing all Directors to participate effectively in meetings. The Board currently comprises three Executive Directors, nine independent Non-Executive Directors and the Chairman who was independent on appointment. The size of the Board is within the optimal range set by the Nomination & Governance Committee. Further details on the composition of the Board and independence of the Non-Executive Directors are provided in the Nomination & Governance Committee report.

Board appointments

The chart below sets out the changes to Board membership in 2014. The appointment of new directors to the Board follows a formal, rigorous and transparent procedure. More information on Board and Committee composition and the appointment process is set out in the Nomination & Governance Committee report on pages 173 and 174. The Directors’ biographies are set out on pages 134 to 136.

BOARD COMPOSITION	BOARD TENURE	BOARD CHANGES IN 2014	Total number of Directors

MANIPULATION OF LIBOR AND STERLING REPO RATE

“The Board regards the actions of these individuals between 2006 and 2009 as completely unacceptable. Their behaviour involved a gross breach of trust and we condemn it without reservation.”

LORD BLACKWELL

Chairman

BACKGROUND

Since 2010 the Group has been engaged with a number of government agencies in the UK, US and elsewhere, who are conducting investigations into the manipulation several years ago of submissions made by panel members to the bodies that set various interbank offered rates, including the London Interbank Offered Rate (LIBOR) and Sterling Repo Rate, along with other reference rates.

BOARD RESPONSE

Over the last four years, the Group has fundamentally overhauled systems and controls across the bank including the separation of key control functions such as Risk, Finance and Compliance from the business divisions in order to remove potential conflicts and provide clear independence. The Audit function has been strengthened and given an expanded remit through oversight of financial risks and controls and greater prominence with the Group Audit Director attending the Group Executive Committee meetings. The Group’s culture and values have changed; systems and processes were improved and more effective controls were implemented.

In 2014 settlement negotiations commenced with UK and US federal authorities. To manage this process, first the Board Risk Committee and then a specifically established Market Practices Sub-Committee of the Board Risk Committee investigated the issues which were restricted to a specific area of the business and during a limited time period. The Market Practices Sub-Committee met five times during 2014, reporting to the Board Risk Committee with updates to the Board. The Chairman of the Risk Committee acted as the Chairman of the Sub-Committee.

OUTCOME

In July 2014 the Group announced the payment of £217 million in settlements to UK and US federal authorities in connection with its manipulation several years ago of LIBOR and Sterling Repo Rate between May 2006 and 2009.

The individuals involved have either left the Group, been dismissed, been suspended or are subject to disciplinary proceedings. Bonuses totalling £3 million have been clawed back from those involved.

Executive Director service contracts and Non-Executive Director terms of appointment

The Chairman and Non-Executive Directors are appointed for a specified term. All Directors are subject to annual re-election by shareholders. Non-Executive Directors may have their appointment terminated, in accordance with statute and the articles of association, at any time with immediate effect and without compensation. Executive Directors have service contracts with the Group. The Chairman, Group Chief Executive, Chief Financial Officer and Chief Risk Officer are each obliged to give six months’ notice of their intention to retire from their respective roles. The terms and conditions of appointment of Non-Executive Directors and Executive Director service agreements are available for inspection at the registered office address.

Election and re-election

All Directors appointed to the Board since the Annual General Meeting (AGM) in 2014 will stand for election at the 2015 AGM. All other Directors will retire and those wishing to serve again will submit themselves for re-election at the AGM. Biographies of current Directors are set out on pages 134 to 136. Details of the Directors seeking election or re-election at the AGM are set out in the Notice of Meeting.

CORPORATE GOVERNANCE

Directors’ and Officers’ liability insurance

Throughout 2014 the Group had appropriate insurance cover in place to protect Directors, including former Directors who retired during the year, from liabilities that may arise against them personally in connection with the performance of their role. As well as insurance cover, the Group agrees to indemnify the Directors to the maximum extent permitted by law.

Diversity policy

The Board places great emphasis on ensuring that its membership reflects diversity in the broadest sense. The combination of personalities and experience on the Board provides a comprehensive range of perspectives and challenge and improves the quality of decision making.

At the end of 2013 and during the year, the Board recruited four directors with the assistance of a number of executive search firms, as described in more detail on pages 173 and 174. Each of the firms was briefed on the Group’s diversity policy, diversity being one important aspect of the search for the right mix of directors. The Board has adopted the recommendations of Lord Davies of 25 per cent female representation by 2015.

After diligent processes, the persons selected with the best ‘fit’ and the most relevant skills and experience were Alan Dickinson, Simon Henry, Dyfrig John and Nick Prettejohn. Following these appointments, female representation on the Board has dropped from 27 per cent last year to 23 per cent – although the actual number of women on the Board remains the same at three.

The following chart details the percentage of women employed at various levels of seniority within the Group as at 31 December 2013 and 2014 at all levels of the organisation:

Female Board		Female senior
members		managers		Female managers			All staff
2013	2014	2013	2014	2013	2014	2013	2014
27.3%	23.0%	28.5%	29.3%	45.1%	45.4%	58.7%	58.6%

Developing diversity

The Board recognises that senior management is a group from which future directors may be selected. To promote diversity across the whole Group, a variety of networks have been implemented which include:

–	Breakthrough, a women’s network committed to encouraging the development of female colleagues and to leverage this talent pool;

–	The Group Ethnic Minority network which focuses on career development and supports the aspirations of its members;

–	The Access Network which aims to provide support for colleagues with disabilities via initiatives such as mentoring, advice and social events; and

–	Rainbow, an inclusive Group-wide network for lesbian, gay, bisexual and transgender colleagues aiming to promote a positive and inclusive working environment.

More information on the Group’s diversity programmes, including details of the Group’s commitment to raise the percentage of women employed in senior management roles to 40 per cent by 2020, is provided in the Responsible Business section of our website at www.lloydsbankinggroup.com.

Conflicts of interest

All Directors of the Company and its subsidiaries must avoid any situation which might give rise to a conflict between their personal interests and those of the Group. Prior to appointment, potential conflicts of interest are disclosed and assessed to ensure that there are no matters which would prevent that person from taking on the role.

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

Carolyn Fairbairn is a Non-Executive Director of the Competition and Markets Authority (CMA). She recuses herself from all discussions at the CMA on their investigation into banking competition.

Time commitments

Non-Executive Directors are required to devote such time as is necessary for the effective discharge of their duties. On average, this equates to at least 35 to 40 days per annum (including attendance at Committee meetings). For Committee Chairs, this increases to at least 45 to 50 days with the Senior Independent Director and Deputy Chairman spending considerably more than 50 days on the Group’s business. Non-Executive Directors may be expected to relinquish other appointments to ensure that they can meet the time commitments of their role.

Fees paid to Non-Executive Directors reflect the time commitment and responsibilities of the role. Non-Executive Directors do not receive share options or other performance related pay. Executive Directors are restricted to taking on no more than one non-executive director role in a FTSE 100 company. The Chairman is required to commit to this being his primary role, limiting his other commitments to ensure he can spend as much time as the role requires. Since the announcement of his appointment to the role of Chairman in December 2013, Lord Blackwell has taken steps to ensure that he can adequately meet the time commitments of the role and has resigned from his positions at Halma plc and Ofcom, in March and July 2014 respectively. The Chairman’s biography can be found on page 134.

CORPORATE GOVERNANCE

TRAINING

Board induction

All Directors are expected to make an informed contribution based on an understanding of the Group’s business model and the key challenges facing the Group and its businesses. The Chairman ensures that all Directors receive a full, formal and tailored induction on joining the Board, facilitated by the Company Secretary and comprising:

–	a corporate induction, including an introduction to the Board and a detailed overview of the Group, its strategy, operational structures and main business activities. Non-Executive Directors are also afforded opportunities to meet with major shareholders in order to develop an understanding of their views about the Company;

–	the roles and responsibilities of a Director, including statutory duties and responsibilities of an FCA approved person;

–	a bespoke induction programme tailored by the Chairman to the individual needs of the Director with regard to their specific role and their skills and experience to date. This takes the form of reading materials and meetings with senior executives across the Group and sessions with the Group’s business divisions; and

–	a detailed induction programme across Risk, focusing on: risk appetite and the Group’s risk profile; compliance and conduct risk; capital, stress testing, analytics and modelling; liquidity risk; Retail and Wealth credit risk; Commercial Banking credit risk; operational risk and financial crime; EU State aid, risk transformation, ring-fence banking, recovery and resolution planning; global non-core; and the separation of TSB Bank.

On being appointed Deputy Chairman and interim Risk Committee Chairman, Anita Frew attended numerous meetings with the relevant business executives, including the Chief Risk Officer, and shadowed the previous incumbent closely in the handover period. In particular, Ms Frew received dedicated training from business executives on stress testing to support her role as Chairman of the Stress Testing Sub-Committee of the Board Risk Committee.

Professional development

The Board receives regular refresher training and information sessions throughout the year to address current business or emerging issues. This is done under the leadership of the Chairman who will also regularly review and agree with each Director their training and development needs. Information sessions are delivered through a variety of business updates, including sessions on:

–	capital and liquidity (including stress testing requirements);

–	the Senior Persons’ Regime;

–	accounting developments;

–	the structural hedge; and

–	credit rating agency developments.

These sessions also allow the Executive Directors an opportunity to consider business areas outside their direct responsibilities.

In addition, the Board hosted a series of ‘deep dives’ in 2014 to which all Directors were invited, and which provided an in-depth review of the operations of each of the business divisions and of the latest accounting standards and operating methodologies. The Board Risk Committee also received reviews from each division. All of the Directors attend the Board Risk Committee meetings.

Directors are also invited to attend courses, management meetings and one-to-one meetings with key executives.

BOARD AGENDA AND ATTENDANCE

Setting the Board agenda

The Chairman is responsible for setting the Board agenda, assisted by the Group Chief Executive and Company Secretary. A yearly planner is prepared by the Company Secretary to map out the flow of key items of business to the Board and to ensure that sufficient time is being set aside for strategic discussions.

Prior to each Board meeting the Chairman reviews the agenda and time allocation with the Group Chief Executive, the Company Secretary and the Chief Financial Officer. The Group Chief Executive holds a separate Board paper review meeting to review the individual papers. That meeting is held with the Chief Financial Officer, the Chief Risk Officer, the Company Secretary and authors of the main papers, as required.

Effective use of the Board’s time

To ensure that there is sufficient time for the Board to discuss matters of a material nature, Board dinners and/or breakfast meetings are held prior to each scheduled Board meeting. This allows the Directors greater time to discuss their views and, where relevant, form a consensus ahead of the meeting. These pre-meetings are normally attended by all members of the Board but often the pre-meetings are held without the Executive Directors present and separately, at least once a year, without the Chairman in attendance.

The Non-Executive Directors also receive regular updates from the Group Chief Executive’s office and hold regular one-to-one meetings with the Group Chief Executive in the form of a weekly email or briefing call.

Attendance at meetings

The attendance of Directors at Board and Committee meetings is shown in the table oveleaf. Whilst all Non-Executive Directors are invited to, and regularly attend, other Committee meetings, only their attendance at Committees of which they are members is recorded.

In 2014, a total of 15 Board meetings were held, eight of which were scheduled and seven of which were ad hoc meetings. Ad hoc Board meetings are called at short notice to discuss a matter that cannot wait until the next scheduled Board meeting. Where a Director is unable to attend a meeting, the Chairman discusses the matter with the Director and seeks their support for the proposed recommendation. He also represents their views at the meeting. Also, any Director unable to attend a meeting has the opportunity to review any papers and provide comments to the Chairman.

CORPORATE GOVERNANCE

The Directors attended a number of other Board Committee and Sub-Committee meetings during the year, including meetings in relation to the Initial Public Offering and disposal of a further holding in TSB, the regulatory par call of Enhanced Capital Notes, the Market Practices Committee which provided oversight in relation to the Group’s settlement negotiations on LIBOR and the Sterling Repo Rate, and the oversight of PPI.

Group strategy

In addition to routine strategic discussion at Board meetings throughout the year, the Directors spent two days off site in 2014 focusing entirely on the Group’s strategic priorities.

2014 BOARD ALLOCATION OF TIME (including deep dives and away days)

1.	Strategy and customer focus	55%
2.	Statutory and regulatory requirements	19%
3.	Finance and budget	11%
4.	Risk and governance	9%
5.	Other, including remuneration oversight	6%

Lloyds Banking Group Board
Nomination &
	Scheduled		Governance	Audit	Board Risk	Remuneration
	Meetings	Ad hoc meetings	Committee	Committee	Committee[2]	Committee[2]
Current Directors who served during 2014[1]	Attended/Held	Attended/Held	Attended/Held	Attended/Held	Attended/Held	Attended/Held
António Horta-Osório	8/8	7/7	-/-	-/-	-/-	-/-
Lord Blackwell	8/8	7/7	6/6	4/4	7/7	5/5
Juan Colombás	8/8	7/7	-/-	-/-	-/-	-/-
George Culmer	8/8	7/7	-/-	-/-	-/-	-/-
Alan Dickinson	2/2	4/4	-/-	2/2	3/3	-/-
Carolyn Fairbairn	7/8[4]	6/7[5]	-/-	8/8	-/-	11/11
Anita Frew	8/8	7/7	6/6	8/8	7/7	5/5
Simon Henry	3/3	4/5[5]	-/-	2/3[3]	3/4[3]	-/-
Dyfrig John	8/8	7/7	-/-	5/5	7/7	4/4
Nick Luff	8/8	7/7	1/1	8/8	7/7	-/-
Nick Prettejohn	4/4	5/5	-/-	4/4	4/4	-/-
Anthony Watson	8/8	6/7[5]	6/6	6/8[3,4]	6/7[3]	11/11
Sara Weller	8/8	7/7	-/-	-/-	7/7	10/11[5]
Former Directors who served during 2014
Sir Winfried Bischoff	3/3	2/2	3/3	-/-	2/2	6/6
David Roberts	4/4	2/2	3/4[4]	4/4	3/3	6/6
[1]	Number of meetings held during the period the member held office.

[2]	The number of Committee meetings includes ad hoc meetings.

[3]	Conflict with external appointments.

[4]	Prior engagement.

[5]	Meeting arranged at short notice.

EFFECTIVENESS

Board effectiveness

The Chairman of the Board leads the rolling review of the Board’s effectiveness and that of its committees and individual directors with the support of the Nomination & Governance Committee, which he also chairs.

The annual evaluation provides an opportunity to consider ways of identifying greater efficiencies, maximising strengths and highlighting areas for further development.

Following the comments captured in the 2013 Board effectiveness review and upon becoming Chairman, Lord Blackwell introduced a number of actions to improve the effectiveness of the Board. Actions included:

–	meeting times extended to include regular deep dives on specific business issues;

–	additional deep dive sessions on business areas to be held between Board meetings;

–	all Non-Executive Directors encouraged to attend risk, audit and remuneration committee meetings;

–	abbreviated routine performance reporting;

–	self-standing timely papers supporting proposed Board decisions;

–	informal discussion opportunities to be included in Board sessions;

–	guest speakers to be invited for informal lunches; and
168

CORPORATE GOVERNANCE

–	frequent informal dinners.

2014 evaluation of the Board’s performance

Evaluation of the Board is externally facilitated at least every three years. The last externally facilitated evaluation was in 2012. This year’s evaluation was conducted internally between December 2014 and January 2015 by the Company Secretary, led by the Chairman and overseen by the Nomination & Governance Committee. The 2014 review considered the following areas: strategy; risk and control; planning and performance; Board composition and size; culture and dynamics; balance of skills and experience; diversity; relationships between management and independent directors; governance; the Board’s calendar and agenda; the quality and timeliness of information and support for Directors and Committees. The process for the review consisted of:

–	a detailed questionnaire, prepared by the Company Secretary in conjunction with the Chairman, to assess the effectiveness of the Board, its Committees and individual Directors;

–	follow up interviews by the Company Secretary with each Director;

–	feedback to the Nomination & Governance Committee; and

–	a recommended action plan.

At the time of the 2015 AGM Anthony Watson will have been on the Board for more than six years. Therefore, in compliance with the Code, his review was particularly rigorous.

The evaluation of the Chairman by the Non-Exective Directors was led by the Senior Independent Director through questionnaires and interviews for those who wanted to discuss anything further. The views of the Executive Directors were also taken into account.

The reviews concluded that the performance of the Board, its Committees, the Chairman and each of the Directors continues to be effective. All Directors demonstrated commitment to their roles.

The outcome of the effectiveness review has been discussed by the Board and each of the Committees. The outcome of the evaluation of the Chairman was discussed by the Non-Executive Directors in the absence of the Chairman. If Directors have concerns about the Company or a proposed action which cannot be resolved, it is recorded in the Board minutes. Also on resignation, Non-Executive Directors are encouraged to provide a written statement of any concerns to the Chairman, for circulation to the Board. No such concerns were raised in 2014.

A summary of the Board’s progress against the actions arising from the 2014 and 2013 effectiveness reviews are set out below:

Themes	Observations	Actions taken/to be taken	Progress/Comments
2014 Board Effectiveness Review (internal)
The timeliness and content of Board and Committee papers	Despite some improvement, timelines and clarity of papers remains an issue.	Further targeted training for authors is needed to ensure papers are delivered in a timely manner, present a balanced view of all issues and are concise.	To be reported on in 2016.
The process for escalation of matters to the Board and its Committees	The mechanisms to ensure appropriate escalation of issues to the Board (outside the matters reserved for the Board or risk appetite) can be improved.	Current escalation mechanisms to be reviewed and amended where appropriate.	To be reported on in 2016.
The creation of a new Board Committee	Board oversight for matters of the kind currently covered by the executive Responsible Business Committee would be welcome.	The formation of a Responsible Business Board Committee is being considered.	To be reported on in 2016.
2013 Board Effectiveness Review (internal)
Quality and timeliness of Board papers	Actions taken previously had reduced volume, but more was required to improve quality and timeliness of papers.	Targeted training was rolled out to senior managers to ensure papers focus on the areas that are most likely to lead to discussion.	The quality and timeliness of Board and Committee papers continues to challenge the business. Further improvement is required.
The mix of skills and experience on the Board	Additional banking, finance and risk experience needed.	Dyfrig John, Nick Prettejohn, Simon Henry and Alan Dickinson were appointed in 2014.	Completed – In 2014 the Board gained significant banking, finance, risk and insurance experience with the appointments of four directors.
Refocusing the Board agenda	Devote more time to strategic and customer issues.	More time was allocated to customer dashboards and peer analysis, as well as deep dive sessions.	Completed – In 2014 the Board was able to devote significant time on the Group’s strategy and customers.
169

CORPORATE GOVERNANCE

AUDIT COMMITTEE CASE STUDY – EXTERNAL AUDIT TENDER

Background

The Audit Committee confirmed in the Group’s 2013 Annual Report and Accounts that it was considering conducting an audit tender during 2014 with a view to reappointing a new firm, or PricewaterhouseCoopers LLP (PwC), with effect from 1 January 2016. A final decision was to be made once there was further clarity on the likely requirements of the proposed EU Directive concerning the mandatory change of auditors.

The EU Directive was approved by the European Parliament on 3 April 2014 and introduced a requirement for Public Interest Entities to retender their audits at least every 10 years and to change the auditor at least every 20 years. The Directive contained transitional rules which, given PwC’s length of service in its role as auditors to the Group, meant that the Group would not be able to reappoint PwC after the 2020 year end audit.

The Audit Committee took the decision in April 2014 to invite three firms to tender for the audit of the Group with effect from the 2016 year end. It was the Audit Committee’s intention to complete this process during the first half of 2014.

The decision to commence a tender process was taken having given due consideration to the new EU legislation. Whilst the Audit Committee noted that the Group was not obliged to change its auditor for a number of years, it was still felt that it would be appropriate to undertake a tender process at this juncture. The Audit Committee’s decision as to the timing of the tender was also influenced by the understanding that at least two other UK banks were likely to put their audits out to tender in the near future and potentially as early as the second half of 2014. In light of this, it was felt that by undertaking a tender process in the first half of the year the Group could avoid overlapping their tender process with other UK banks, which might be of benefit to the Group as it would ensure that the participating firms could put forward their strongest available team.

Governance

The proposal to tender for the audit work of the Group was overseen by the Audit Committee Chairman. The tender process involved three stages, these are summarised below.

–	Interview phase. Each firm was invited to an extensive series of interviews with members of the Audit Committee, members of the Board and a number of the Group’s senior management team. These interviews formed part of a formal assessment process whereby each firm was scored against key criteria, including matters such as the strength and experience of senior team members and their firm’s ability to serve effectively the Group’s diverse and sizeable operations.
–	Submission of a written proposal document. Each firm was asked to provide detailed information in writing on certain matters in support of their proposal which were key to the Audit Committee’s assessment of each bid. This included matters such as: any independence issues faced by the firm in connection with their ability to serve the Group as auditors; the outcome of recent internal or external reviews to assess the quality of their firm’s audits; details on their audit methodology and areas of audit focus with regards to the Group; and an analysis of their expected level of audit effort (by grade of staff and hours) per year.
–	Tender presentations: All three of the firms were invited to present their audit proposition to a Selection Committee. The Selection Committee was comprised of Mr Luff, Ms Fairbairn and Ms Frew. A number of the Board members were also in attendance for these presentations.

Following the presentations the Selection Committee submitted a summary of the proposals and a recommendation for consideration by the Audit Committee. The Audit Committee in turn provided a recommendation to the Board for consideration and approval.

Outcome

As was confirmed in the Group’s 2014 half-year results news release, after careful consideration of the strength of each proposal, the Board accepted the recommendation from the Audit Committee to retain the services of PwC. Accordingly, subject to shareholders’ approval, PwC will be reappointed as auditor. There will be a mandatory rotation for the 2021 year-end audit.

SHAREHOLDER RELATIONSHIPS

The Board recognises the need for a programme of engagement which offers all shareholders opportunities to receive information directly and to enable them to share their views with the Board.

Key facts at 31 December 2014:
–	The Group has the largest number of registered ordinary shareholders in the UK
–	Retail shareholders represent approximately 98.3 per cent of the total number of shareholders
–	Institutional shareholders held approximately 95.5 per cent of the issued share capital of the share register, including approximately 7 per cent held on behalf of retail shareholders

Investor Relations

Investor Relations has primary responsibility for managing and developing the Group’s external relationships with existing and potential institutional equity investors. Supported by the Group Chief Executive, Chief Financial Officer and other members of the senior management team, and the Senior Independent Director where appropriate, they achieve this through a combination of briefings to analysts and institutional investors (both at results briefings and throughout the year), as well as individual discussions with institutional investors.

Further, the team ensures that the Group’s Board and Group Executive Committee are informed of key messages, market developments and perception of the Group in the market. The primary responsibility for managing and developing relationships with existing and potential debt investors rests with the Group Corporate Treasury Team with support from Investor Relations.

170

CORPORATE GOVERNANCE

Investor Relations is also responsible for delivering the Group’s financial results which includes presentations to the market and publication of formal results and announcements, as well as hosting regular national and international roadshows and meetings for current and potential institutional equity and debt investors in the Company.

Investor contact

During 2014, the Group held over 1,000 meetings with institutional equity and debt investors in the UK and overseas. Typical discussion points for institutional investors during the year included the Group’s financial performance; the Group’s strategy as outlined within the Strategic Update announced in October 2014; performance against strategy; progress in meeting regulatory requirements; as well as a number of issues that were pertinent at different times in the year such as the Initial Public Offering of TSB and the Scottish Referendum.

Governance and executive remuneration

Both the Chairman and Anthony Watson, the Group’s Senior Independent Director and Chairman of the Remuneration Committee, have participated in discussions with investors regarding governance and the strategic direction of the Group. Anthony Watson, supported by Investor Relations and the Human Resources Reward team, has engaged extensively with proxy advisors and the Group’s larger shareholders to consult on issues relating to executive remuneration.

Company Secretary and retail shareholders

Group Secretariat has a dedicated team responsible for managing services and communications for and with retail shareholders.

The Group’s registrar, Equiniti Limited, provides a dedicated shareholder telephone and dealing service to assist shareholders in managing their investments. Investors can also manage their shareholdings online.

The Group engages directly with retail shareholders to respond to enquiries that are specific to the Group covering topics such as legacy matters, results, resumption of dividends and strategic progress.

Group Secretariat runs a programme of asset reunification through ProSearch, a subsidiary of the registrar. This is tailored to specific sections of former and current shareholders and since its inception in 2011 in excess of £13 million has been successfully reunited with more than 185,000 shareholders.

The Annual General Meeting (AGM)

The AGM is the principal opportunity for shareholders to engage directly with the Board. It is more commonly used by retail shareholders as an opportunity to share views and raise questions during the meeting, but afterwards there is the opportunity to meet the Directors and members of the Group Executive Committee. All Board members attended the AGM held in Edinburgh in 2014 and will also attend the AGM in 2015.

In accordance with the articles of association, the AGM is held in Scotland, usually in May, with attendance of between 350 to 500 shareholders, members of the media and other guests and observers. For those unable to attend, the AGM is broadcast live through the internet with a recording being made available on our website.

Usually, in excess of 70 per cent of total voting rights is voted by shareholders. The results are a key indicator of how shareholders support the Board. At the AGM in 2014, the ‘in favour’ vote range across all resolutions was 87.25 per cent to 99.98 per cent.

INTERNAL CONTROL

The Board is responsible for the Group’s risk management systems and internal controls, which are designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. The Directors and senior management are committed to maintaining a robust control framework as the foundation for the delivery of effective risk management. The Directors acknowledge their responsibilities in relation to the Group’s systems of risk management and internal control and for reviewing their effectiveness.

In establishing and reviewing the systems of risk management and internal control, the Directors consider the nature and extent of the risks facing the Group, the likelihood of a risk event occurring and the costs of control. A system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can therefore only provide reasonable but not absolute assurance against the risk of material misstatement or loss. The process for identification, evaluation, escalation and management of the principal risks faced by the Group is integrated into the Group’s overall framework for risk governance. The Group is forward-looking in its risk identification processes to ensure emerging risks are identified. The risk identification, evaluation and management process also identifies whether the controls in place result in an acceptable level of risk.

At Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the Group Risk Committee, Board Risk Committee and the Board to ensure they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a monthly view of the Group’s overall risk profile, key risks and management actions, together with performance against risk appetite and an assessment of emerging risks which could affect the Group’s performance over the life of the operating plan. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is provided in the risk management report on pages 45 to 132.

An annual control effectiveness review (CER) is undertaken to evaluate the effectiveness of the Group’s control framework with regard to its material risks, and to ensure management actions are in place to address key gaps or weaknesses in the control framework. Business areas and head office functions assess the controls in place to address all material risk exposures across all risk types. The CER considers all material controls, including financial, operational and compliance controls. Members of senior management complete an attestation to confirm the CER findings which are reviewed and independently challenged by the Risk Division and Group Audit and reported to the Board. Action plans are implemented to address any control deficiencies.

The effectiveness of the risk management and internal control systems is reviewed regularly by the Board and the Audit Committee, which also receives reports of reviews undertaken by the Risk Division and Group Audit. The Audit Committee receives reports from the Company’s auditor, PricewaterhouseCoopers LLP (which include details of significant internal control matters that they have identified), and has a discussion with the auditor at least once a year without executives present, to ensure that there are no unresolved issues of concern.

171

CORPORATE GOVERNANCE

The Group’s risk management and internal control systems are regularly reviewed by the Board and are consistent with the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting issued by the Financial Reporting Council and compliant with the requirements of the Capital Requirements Directive IV (CRD IV). They have been in place for the year under review and up to the date of the approval of the annual report.

The 2014 CER found that, overall, the Group is well controlled and that the control environment has improved year-on-year, with no significant failings or weaknesses identified. This conclusion is consistent with the delivery of previously initiated action plans and an improvement in the operational risk profile of the Group. The Audit Committee, in conjunction with the Board Risk Committee, concluded that the Group’s risk management systems and internal controls were effective and adequate having regard to the Group’s risk profile and strategy, and recommended that the Board approve them accordingly.

STATEMENT OF COMPLIANCE

UK Corporate Governance Code

The UK Corporate Governance Code 2012 (the Code) applied to the 2014 financial year. The Group confirms that it applied the main principles and complied with all provisions of the 2012 Code throughout the year, as required by the Listing Rules of the Financial Conduct Authority (FCA).

In September 2014 the Financial Reporting Council published an updated version of the UK Corporate Governance Code. This applies to the 2015 financial year and the Group will report on its application of the 2014 Code in the 2015 annual report.

The British Bankers’ Association Code for Financial Reporting Disclosure

The Group has adopted the British Bankers’ Association’s Code for Financial Reporting Disclosure and its 2014 financial statements have been prepared in compliance with its principles.

COMMITTEE REPORTS

The following pages contain reports from the Nomination & Governance Committee, the Audit Committee and the Board Risk Committee.

Further information about the work of the Remuneration Committee is included on pages 138 to 160.

172

CORPORATE GOVERNANCE

NOMINATION & GOVERNANCE COMMITTEE REPORT

In 2014 the Board was strengthened through the appointments of four Non-Executive Directors, each of whom share our values, have the behavioural characteristics to contribute constructively to our Board, and the self-confidence and analytic capability to form and share independent judgements.

Lord Blackwell

Chairman, Nomination & Governance Committee

Nomination & Governance Committee members	Appointed/resigned
Committee chairman
Lord Blackwell	03/04/2014
Committee members
Anita Frew	25/04/2013
Nick Luff	26/06/2014
Anthony Watson	01/03/2010
Former Committee members
Sir Winfried Bischoff	03/04/2014
David Roberts	14/05/2014

Chairman’s overview

During 2014, the Committee continued to keep under review the Group’s governance arrangements, succession planning and the effectiveness of the Board and its Committees.

The Committee recommended that the Board appoint a number of new directors. More on the appointments of Dyfrig John, Nicholas Prettejohn, Simon Henry and Alan Dickinson can be found on the next page.

During the year the Committee also recommended the appointment of Anita Frew (a director since 2010) as Deputy Chairman and interim Risk Committee Chairman, following the retirement of David Roberts and the appointment of Alan Dickinson as Risk Committee Chairman in place of Anita Frew from January 2015.

The Committee considered progress against the action plan to address the issues identified out of the 2013 Board effectiveness review and oversaw an internal review for 2014, led by the Chairman and conducted by the Company Secretary. Details of the effectiveness review can be found on pages 168 and 169.

The Committee monitored changes in regulation, most notably regulation brought about by the implementation of the Capital Requirements Directive IV which covers prudential rules for banks, building societies and investment firms.

Committee purpose and responsibilities

The purpose of the Nomination & Governance Committee is to keep the Board’s governance, composition, skills, experience, knowledge, independence and succession arrangements under review and to make appropriate recommendations to the Board to ensure the Company’s arrangements are consistent with the highest corporate governance standards. A full list of the Committee’s responsibilities is detailed in its terms of reference, which can be found on our website at www.lloydsbankinggroup.com.

A description of the Group’s Diversity Policy can be found on page 166.

To ensure a broad representation of experienced and independent Directors, membership of the Nomination & Governance Committee comprises the Chairman, the Deputy Chairman, the Senior Independent Director (also the Chairman of the Remuneration Committee) and the Chairman of the Audit Committee. The Group Chief Executive attends meetings as appropriate.

During the year the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review.

BOARD COMPOSITION AND SKILLS

Background

Following his appointment as Chairman in April 2014, Lord Blackwell undertook an assessment of the collective technical and governance skills that he sought from the Non-Executive Directors, together with an assessment of how the existing Board members met those desired characteristics. This exercise allowed the creation of a framework which helped determine the desired profile of Board members, now and in the future.

The assessment of individuals’ skills and experience in a skills matrix revealed good coverage amongst the existing Non-Executive Directors, but a high dependency on a limited number of individuals with core retail and commercial banking experience and experience in IT operations.

The Board response

To address this situation, the Board sought to recruit new Non-Executive Directors to strengthen coverage in these critical areas.

The Nomination & Governance Committee oversees the Board’s arrangements for the longer-term succession of Board and Committee members. The recruitment of new or replacement directors is organised with the assistance of executive search firms.

JCA Group assisted with the search in respect of the appointments of Dyfrig John and Nick Prettejohn. Egon Zehnder facilitated the search for Simon Henry and Odgers Berndtson supported the search which resulted in the appointment of Alan Dickinson. None of the executive search firms have any other connection with the Group.

173

CORPORATE GOVERNANCE

In each case, a short list was prepared and the candidates were interviewed by the Chairman, the Group Chief Executive and individual members of the Committee. The Chairman, in conjunction with the Committee, then recommended the preferred candidate to the full Board for appointment, subject to regulatory approval, as Directors must seek and maintain ‘Approved Person’ status and comply with the Statements of Principle issued by the FCA and the Code of Practice for Approved Persons.

The outcome

The Board appointed four new directors in 2014, all of whom share our values, have the behavioural characteristics to contribute constructively to our Board, and the capability to form and share independent judgements.

Dyfrig John and Alan Dickinson brought deep understanding of retail and corporate banking as well as risk management. Furthermore, Dyfrig John has a wealth of IT experience.

Nick Prettejohn has significant financial services experience, particularly in insurance. He replaced Lord Blackwell as chair of the Group’s insurance business, Scottish Widows.

Simon Henry has extensive financial expertise and international experience in board level strategy and execution.

For further information on the Directors’ experience, please see their biographies on pages 134 to 136 or on the website at www.lloydsbankinggroup.com

HOW THE NOMINATION & GOVERNANCE COMMITTEE SPENT ITS TIME IN 2014

Corporate governance

The Committee:

–	oversaw the Board’s governance arrangements to ensure that they paid due regard to best practice principles and remain appropriate;

–	received regular Corporate Governance updates from the Company Secretary;

–	monitored developing trends, initiatives or proposals in relation to board governance issues in the UK and elsewhere;

–	considered the impact of emerging regulation on the Board and its Corporate Governance practices;

–	reviewed and approved the annual Corporate Governance report;

–	monitored Board governance issues including the establishment of appropriate policies and practices to enable the Board to operate effectively and efficiently; and

–	reviewed the Group’s corporate governance framework, comprising the board authority and the delegated executive authority.

Effectiveness and succession planning

The Committee:

–	oversaw the annual evaluation of the performance of the Board and its Committees, and recommended actions to address the findings. Full details of this action plan, and the 2014 effectiveness review and outcomes are set out on pages 168 and 169.

–	recommended the appointment of Anita Frew as Deputy Chairman in place of David Roberts. Ms Frew was also appointed as interim Board Risk Committee Chairman until 1 January 2015 when she was succeeded by Alan Dickinson;

–	oversaw the Board’s arrangements for the longer-term succession of Board and Committee members. Non-Executive succession planning is addressed as part of the ongoing review of Board composition and takes account of the need to regularly refresh the intake of Non-Executives to bring new, diverse perspectives to the Board and its deliberations, to ensure appropriate representation on each of the Board’s Committees and to plan for longer-term succession; and

–	considered the adequacy of succession arrangements for Executive Directors, members of the Group Executive Committee and their direct reports. The Chairman is responsible for developing and maintaining a succession plan in relation to the Group Chief Executive who is in turn, primarily responsible for developing and maintaining a succession plan for key leadership positions in the senior executive team.

Composition, skills and independence

The Committee:

–	reviewed the appropriate structure, size and composition of the Board, having regard to the balance of skills, experience, independence, knowledge and leadership needs of the Group;

–	reviewed the independence of Non-Executive Directors, the re-appointment or re-election of Directors and their suitability to continue in office. In assessing independence, the Committee did not rely solely on the Code criteria but considered whether, in fact, the Non-Executive Director was demonstrably independent and free of relationships and other circumstances that could affect their judgement. It did this with reference to the individual performance and conduct in reaching decisions. It also took account of any relationships that had been disclosed and authorised by the Board. Based on its assessment for 2014, the Committee is satisfied that, throughout the year, all Non-Executive Directors remained independent as to both character and judgement; and

–	reviewed the role, including capabilities and time commitment, of the Chairman, Deputy Chairman, Senior Independent Director, Non-Executive Directors, the Group Chief Executive and Executive Directors. In particular, the Committee considered the impact of new limits placed on the number of directorships that can be held by each of the Directors.
174

CORPORATE GOVERNANCE

AUDIT COMMITTEE REPORT

High quality internal and external audit are key to the Group. This year, the Audit Committee has overseen a tender for the external audit and the appointment of a new head of internal audit.

Nick Luff

Chairman, Audit Committee

Audit Committee members	Appointed/resigned
Committee chairman
Nick Luff	01/04/2013
Committee members
Alan Dickinson	08/09/2014
Carolyn Fairbairn	01/06/2012
Anita Frew	01/12/2010
Simon Henry	26/06/2014
Nick Luff	05/03/2013
Nick Prettejohn	23/06/2014
Anthony Watson	06/05/2009
Former Committee members
Lord Blackwell	02/04/2014
Dyfrig John	25/06/2014
David Roberts	14/05/2014

CHAIRMAN’S OVERVIEW

The Committee has met its key objectives and has carried out its responsibilities effectively, as confirmed by the annual effectiveness review.

Following the publication of the new EU Directive in April 2014, the Committee invited three professional services firms, including the incumbent firm (PwC), to tender for the external audit with effect from the 2016 year end. The tender process involved an extensive and robust assessment of the three firms, details of which are set out on page 170. The assessment process was overseen by the Audit Committee Chairman.

After careful consideration of the strength of each proposal, the Board accepted the recommendation from the Audit Committee to retain the services of PwC. Accordingly, subject to shareholders’ approval, PwC will be reappointed as Auditor. There will be a mandatory rotation for the 2021 year-end audit.

In recognition of the ongoing level of uncertainty of the ultimate level of redress payments and other costs relating to Payment Protection Insurance (PPI), the Committee continued to spend considerable time each quarter reviewing the assumptions on which the cost provisions are based. In addition, given the scale of the residential mortgage book for the Group, the Committee focused on impairment provisions for mortgages.

The Committee also looked at other areas of significant judgement or complexity that are relevant to the financial statements. These include other conduct provisions, other loan impairments, deferred tax assets, hedging, actuarial assumptions for insurance and pension accounting, and the accounting for one-off transactions such as the sell down of TSB.

The Committee continues to be satisfied with the activity, role and effectiveness of the internal audit function. The Committee oversaw the process for the recruitment of the new Group Audit Director, Mary Hall.

Committee purpose and responsibilities

The purpose of the Committee is to monitor and review the Group’s financial and narrative reporting arrangements, the effectiveness of the internal controls and the risk management framework, whistleblowing arrangements and each of the internal and external audit processes. The Audit Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. A full list of responsibilities is detailed in the Committee’s terms of reference, which can be found on our website at www.lloydsbankinggroup.com.

Committee composition, skills and experience

The Committee acts independently of the executive to ensure that the interests of the shareholders are properly protected in relation to financial reporting and internal control.

All members of the Committee are independent Non-Executive Directors, the majority with recent and relevant experience in finance and/or banking. Nick Luff is a chartered accountant and has significant financial experience in the UK listed environment enabling him to fulfil the role of Audit Committee Chair and for SEC purposes the role of Audit Committee Financial Expert. Simon Henry joined the Board in June 2014 as a member of the Audit Committee and the Risk Committee. Simon has extensive knowledge of financial markets, treasury and risk management and also qualifies as an Audit Committee Financial Expert under SEC rules.

HOW THE AUDIT COMMITTEE SPENT ITS TIME IN 2014

Financial reporting

As might be expected a key responsibility of the Committee is to review the content of the Annual Report and Accounts, half yearly report and interim management statements. In doing so the Committee:

–	reviewed the Annual Report and Accounts to ensure that taken as a whole, based on information supplied to and challenged by the Committee and on their judgement, it is fair, balanced and understandable and advised the Board to that effect;
175

CORPORATE GOVERNANCE

–	reviewed and challenged the going concern assessment undertaken by management;

–	reviewed and challenged, where necessary, the actions, estimates and judgements of management, in relation to the interim and annual financial statements. This was undertaken through regular reporting on ongoing litigation, conduct and regulatory matters affecting the Group, detailed portfolio impairment reviews and a review of the approach to PPI; and

–	monitored, on an ongoing basis, the integrity of the financial statements of the Group and reviewed the critical accounting policies, receiving regular reports on the detailed disclosure obligations and changes in accounting requirements.

Internal control and risk management

Full details of the internal control and risk management systems in relation to the financial reporting process are given within the risk management report on pages 45 to 132. Specific matters that the Committee considered during the year included:

–	the effectiveness of systems for internal control, financial reporting and risk management;

–	the extent of the work undertaken by the Finance teams across the Group and considering the resources to ensure that the control environment continued to operate effectively; and

–	the major findings of any internal investigations into control weaknesses, fraud or misconduct and management’s response along with any control deficiencies identified through the assessment of the effectiveness of the internal controls over financial reporting under the US Sarbanes-Oxley Act.

The Audit Committee was satisfied that internal controls over financial reporting were appropriately designed and operating effectively.

Group Audit

In monitoring the activity, role and effectiveness of the internal audit function and their audit programme the Committee:

–	monitored the effectiveness of Group Audit and their audit programme through quarterly reports on the activities undertaken in the period;

–	approved the annual audit plan and budget and reviewed progress against the plan in detail at the half year including consideration of the audits that had been undertaken and in relation to the adequacy of resources within Group Audit and the standing of Group Audit in the Group;

–	considered the major findings of significant internal audits, and management’s response;

–	oversaw the process for recruitment of a new Group Audit Director, and approved the appointment of Mary Hall to the role;

–	received the views of Group Audit on the reports submitted to the Committee to act as a check and balance on the information provided to the Committee; and

–	reviewed thematic audits completed during the period – e.g. embedding risk appetite, integrity of the Risk Management Framework, customer outcomes, corporate culture, business application and strategic risks.

Whistleblowing

The Committee received and considered reports from management on the Group’s whistleblowing arrangements including the line activity, summaries of cases and ongoing reviews of the Whistleblowing Governance Structure.

External audit

The Committee oversaw the relationship with the external auditor and considered the terms of engagement (including remuneration), their effectiveness, their continued independence and their objectivity.

In particular the Committee:

–	approved the annual audit plan including methodology and risk identification processes;

–	reviewed the findings of the external auditor including key judgements such as impairment and conduct provisions and the level of challenge provided by the external auditor;

–	considered management’s responsiveness to the auditor’s findings and recommendations;

–	considered the continued effectiveness of the audit process; and

–	considered the external auditors’ performance, including technical competence, strategic knowledge, quality control, capabilities, communication and reporting, through the recent tender process (see case study) and an internal effectiveness questionnaire.

Auditor tenure

PwC has been the auditor of Lloyds Banking Group since 1995 and prior to that PwC and its predecessor firms were also auditors to certain of the Group’s predecessor companies. After careful consideration the Committee undertook a full tender exercise for the external audit of the Group during the year and, in doing so, reviewed the qualifications, expertise and resources of the tendering firms – further details of the tender are set out as a case study on page 170. The process culminated in a recommendation to reappoint PwC. In accordance with regulations the lead audit partner is subject to rotation with the next rotation due in 2016.

Auditor independence and remuneration

Both the Board and the external auditor have safeguards in place to protect the independence and objectivity of the external auditor. The Audit Committee has a comprehensive policy to regulate the use of the auditor for non-audit services. This policy sets out the nature of work that the external auditor may not undertake and guidance on the hiring of former external audit staff.

In some cases, PwC are selected over another service provider due to their detailed knowledge and understanding of the business. Any allowable non-audit services with a value above a defined fee limit require prior approval from the Audit Committee Chairman. The total amount paid to the auditor in 2014 is shown in note 11 to the financial statements on pages F-33 to F-35. The increase against the prior year largely relates to assurance services provided by PwC ahead of the Initial Public Offering of TSB in June 2014.

CORPORATE GOVERNANCE

Financial reporting

During the year, the Committee considered the following significant financial issues/judgements in relation to the Group’s financial statements and disclosures, with input from management, Group Audit and the external auditor:

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

In the 2014 full year results, an additional provision of £2,200 million was reflected for expected PPI costs. The provision brought the total amount set aside by the Group to cover PPI costs to £12,025 million.

– The Audit Committee spent considerable time in 2014 challenging the assumptions made by management in determining the provision for PPI redress.

– The key assumption that the Audit Committee focused on was future complaints volumes and associated operational costs. Management used a combination of analyses to forecast future complaint volumes, including statistical modelling and customer surveys. The Audit Committee challenged the appropriateness of these methods for forecasting complaint volumes, giving consideration to the total PPI policies sold by the Group.

– Group Audit provided assurance to the Audit Committee that the process was undertaken in a controlled manner using reasonable, consistent and supportable assumptions and inputs. In 2014, the Audit Committee concluded that the processes followed by management in determining the provision for PPI redress were appropriate, although they will continue to monitor periodically as experience emerges.

– The Audit Committee considered the appropriateness of disclosures in the News Release and the Annual Report and Accounts. The Audit Committee oversaw enhancements made to the PPI disclosure to include the total number of PPI policies remediated since 2000 and continued use of sensitivities reflecting the uncertainty that remains around the ultimate cost of PPI.

– The Audit Committee was satisfied that the PPI provision and disclosures were appropriate. The disclosures relating to PPI are set out in note 40: ‘Other provisions’ on page F-68 of the financial statements.

Other conduct provisions

The Group has a number of other provisions for conduct related matters, all of which are judgemental and require the Group to make a number of assumptions.

In the 2014 full year results, further provisions were made for derivatives mis-sold to small and medium-sized enterprises (SMEs), the Group’s insurance branch business in Germany, and a number of other smaller provisions across the divisions in relation to other conduct and compliance matters.

– The Audit Committee spent time understanding and assessing the adequacy of provision for other conduct related matters.

– For derivatives mis-sold to SMEs, the Audit Committee understood the basis for determining forecast average redress payments based on experience to date, and the adequacy of provisions made for operational costs for the expected duration of the programme.

– More broadly, the Audit Committee challenged management on their processes and controls for ensuring that all conduct related matters were identified and that exposures and associated provisions were appropriately quantified where necessary.

– Group Audit independently reviewed and challenged the key estimates and assumptions of the management in respect of the other conduct provisions and confirmed that the methodology adopted for each provision and the individual provisions were reasonable.

– The Audit Committee was satisfied that the provisions for other conduct matters were appropriate. The disclosures relating to other conduct provisions are set out in note 40: ‘Other provisions’ on page F-68 of the financial statements.

Allowance for impairment losses on loans and receivables Determining the appropriateness of impairment losses is judgemental and requires the Group to make a number of assumptions.

– The Audit Committee received regular reports in relation to impairment provisioning from management during 2014, presented by the division’s Credit Risk Officers.

– Key assumptions challenged by the Audit Committee included the criteria for determining when a loan was impaired and whether any previous provisions were appropriate when these subsequently changed.

– Group Audit performed work to assess the effectiveness of impairment governance and processes and reported their findings to the Audit Committee. The audits considered whether management oversight, review processes and key judgements were adequately supported by quantitative analysis and detailed management information. The work carried out by Group Audit considered the basis for adjustments and calibrations to model output results and found these to be reasonable and supported by observed performance.

– The Audit Committee was satisfied that the impairment provisions were appropriate. The disclosures relating to impairment provisions are set out in note 54: ‘Financial risk management’ on pages F-112 to F-135 of the financial statements.

CORPORATE GOVERNANCE

Recoverability of the deferred tax asset The recoverability of the deferred tax asset in respect of carry forward losses requires the consideration of the future levels of taxable profit in the Group.

– The Audit Committee considered the recognition of deferred tax assets, in particular the forecast taxable profits based on the Group’s five year operating plan and the split of these forecasts by legal entity and the likely impact of the Chancellor of the Exchequer’s December 2014 statement concerning the restriction on banks’ ability to use their carry forward losses.

– The Audit Committee agreed with management’s judgement that the deferred tax assets were appropriately supported by forecast taxable profits, taking into account the Group’s long-term financial and strategic plans. The disclosures relating to deferred tax are set out in note 3: Critical accounting estimates and judgements on page F-22 and note 39: ‘Deferred tax’ on page F-67 of the financial statements.

Uncertain tax positions The Group has a number of open tax matters which requires the Group to make judgements as to the likely outturn for the purposes of calculating its tax position.

– The Audit Committee understood the uncertain tax positions of the Group, including the respective views of the Group and the relevant tax authorities. The Audit Committee also understood the external advice obtained by management to support the views taken by the Group.

– The Audit Committee was satisfied that the disclosures made in respect of uncertain tax positions were appropriate. The relevant disclosures are set out in note 50: ‘Contingent liabilities and commitments’ on page F-91 of the financial statements.

Retirement benefit obligations Determining the value of the defined benefit obligation is judgemental and requires the Group to determine a number of economic and non-economic actuarial assumptions.

– In the first half of 2014, the Group recognised a curtailment gain following the implementation of a freeze on pensionable pay for the Group’s principal defined benefit pension schemes. The gain was dependent on a number of assumptions, including an estimate of the proportion of then current members who opt out of these schemes as a result of the freeze. The Audit Committee was satisfied that the gain and Annual Report and Accounts disclosures associated with the freeze on pensionable pay are appropriate.

– As in previous years, the Audit Committee considered the assumptions underlying the calculation of the defined benefit assets and liabilities, in particular the discount rate applied to future cash flows. The Audit Committee was satisfied that the value and disclosures made in respect of retirement benefit obligations are appropriate. The relevant disclosures are set out in note 38 ‘Retirement benefit obligations’ on pages F-60 to F-66 of the financial statements.

Value-In-Force (VIF) asset and insurance liabilities

Determining the value of the VIF asset and insurance liabilities is judgemental and requires the Group to determine a number of economic and non-economic actuarial assumptions, including longevity, persistency, expenses, credit risk and illiquidity premiums.

– The Audit Committee considered and challenged the calculation of the value of expected future net cash flows from currently in-force insurance contracts and the liabilities arising from those contracts.

– The Audit Committee was satisfied that the value of the VIF asset and insurance liabilities were appropriate. The disclosures are set out in note 25: ‘Value of in-force business’ and note 33: ‘Liabilities arising from insurance contracts and participating investment contracts’, on pages F-48 and F-49 and F-53 to F-57, respectively, of the financial statements.

Adjustment to derivative valuations

Determining the credit, debit and funding valuation adjustments for uncollateralised derivative transactions is judgemental and requires management to assess whether model inputs, such as the creditworthiness of the derivative counterparty, are appropriate.

– The Audit Committee has discussed this matter previously and is satisfied that the disclosures set out in note 51(3)(C) to the financial statements are appropriate.
One-off transactions Determining the appropriate accounting for certain one-off transactions is judgemental and requires management to assess the facts and circumstances specific to each transaction.

– Two examples of one-off transactions considered by the Audit Committee during 2014 were the sales of TSB shares and the exchange of enhanced capital notes for additional tier 1 securities.

– The Audit Committee is satisfied that it remains appropriate for the Group to consolidate TSB. Further information on liability management is set out below.

Liability management Determining the loss recognised on exchanging a proportion of the Group’s enhanced capital notes for additional tier 1 securities.

– In the first half of 2014, the Group exchanged a proportion of its enhanced capital notes (ECN) for new additional tier 1 (AT 1) securities. The Group recognised a loss of £1,362 million on the transaction. The AT 1 securities are classified as equity.

– The Audit Committee considered the accounting loss arising on the exchange and the classification of the AT 1 securities as equity and was satisfied that the disclosure set out in note 46 to the financial statements is appropriate.

CORPORATE GOVERNANCE

RISK COMMITTEE REPORT

I am pleased to report that the Group’s strategy and strong risk discipline continues to build a safer, low risk bank.

Anita Frew

Chairman, Risk Committee
14 May – 31 December 2014

Risk Committee members	Appointed/resigned
Committee chairman
Alan Dickinson	01/01/2015
Anita Frew	14/05/2014 – 31/12/2014
Committee members
Lord Blackwell	01/06/2012
Alan Dickinson	08/09/2014
Anita Frew	01/12/2010
Simon Henry	26/06/2014
Dyfrig John	01/01/2014
Nick Luff	05/03/2013
Nick Prettejohn	23/06/2014
Anthony Watson	01/12/2012
Sara Weller	01/02/2012
Former committee members
Sir Winfried Bischoff	03/04/2014
David Roberts	14/05/2014

CHAIRMAN’S OVERVIEW

I am pleased to report the Board Risk Committee fulfilled its responsibilities and met its key objectives, whilst the annual Board effectiveness review concluded the Committee continued to operate effectively. The Committee maintains an appropriate balance of its scheduled review of key risks, whilst maintaining a dynamic approach so that emerging risks are appropriately escalated and considered and management actions and plans are constructively challenged. For example, through 2014 the Committee reviewed the Group’s conduct strategy and reviewed the oversight and governance of the Group’s approach to the capital and stress testing work.

The continued embedding of a suitable ‘risk culture’ is a critical component of effective risk management and the Committee will continue to oversee management’s efforts in this regard.

Whilst the UK economy continued to recover in 2014, there remain continued external challenges, for example lack of economic growth in the Eurozone and volatility such as oil prices. Notwithstanding these external challenges, I am pleased to report the Group’s strategy and risk discipline has led to a safer, low risk bank.

Committee purpose, responsibilities and composition

The purpose of the Board Risk Committee is to monitor: the Group’s compliance with the Group risk appetite as approved by the Board covering the extent and categories of risk which the Board regards as acceptable for the company to bear; the Group’s risk management framework embracing principles, policies, methodologies, systems, processes, procedures and people; and the Group’s risk culture to ensure that it supports the Group’s risk appetite. Full details of the Committee’s responsibilities are set out in its terms of reference, which can be found on our website at www.lloydsbankinggroup.com.

Committee composition, skills and experience

The Chair of the Board Risk Committee, Anita Frew took over interim responsibility as Chairman of the Board Risk Committee from David Roberts on 14 May 2014. Anita has extensive board, financial and general management experience across a number of sectors, including banking. Anita was supported on the Committee by Non-Executive Directors members who have a variety of industry backgrounds, including banking, financial services and retail, who bring scrutiny and fresh perspective to the risk management framework of the Group. The Chief Risk Officer has full access to the Committee and attends the meeting. On 1 January 2015, Anita handed over the chair of the Board Risk Committee to Alan Dickinson. Alan is a highly regarded retail and commercial banker having spent 37 years with the Royal Bank of Scotland, most notably as Chief Executive of RBS UK.

The Committee composition includes core banking and risk knowledge, together with the breadth that brings wider knowledge from other sectors and a clear awareness of customer needs. As a matter of practice and as a reflection of the importance attached to risk in the Group, all Directors regularly attend the Board Risk Committee meetings, including those Directors who are not members. The Group Audit Director and the external auditor also attend Board Risk Committee meetings.

CORPORATE GOVERNANCE

MATTERS CONSIDERED BY THE BOARD RISK COMMITTEE

Over the course of the year the Board Risk Committee considers a wide variety of aspects of risk across the Group. Set out below is a summary of the key matters that the Board Risk Committee considered in 2014, followed by an outline of the principal risks that were considered by the Committee.

1.	Conduct risk	19%
2.	Consolidated risk report	15%
3.	IT and cyber	14%
4.	Stress testing	14%
5.	Divisional risk profiles	12%
6.	Risk appetite	8%
7.	AML/Group money laundering report	7%
8.	Risk culture	5%
9.	Macroeconomic update	2%
10.	Risk management framework	2%
11.	Other (including regulatory update, credit risk and risk adjustments of performance)	2%

HOW THE BOARD RISK COMMITTEE SPENT ITS TIME IN 2014

Risk management

The Committee considered the Group’s approach to risk management, including the overall framework review and regulatory developments. In particular the Committee:

–	considered the annual review of the Group’s governance and internal control framework – the Risk Management Framework – which includes the arrangements for the cascade of authority from the Board to its Committees and the Group Chief Executive, and the status of the Group’s risk governance and the Group policy frameworks. The review concluded that the Group’s Risk Management Framework is effective in design and the Group’s corporate governance arrangements and the policy framework are stable;

–	considered the approach and key findings of the annual control effectiveness review (see pages 168 to 169), before referring it to the Audit Committee to review in conjunction with Group Audit’s control framework assessment;

–	received reports and monitored the Group’s approach to regulatory developments including the Banking Reform Act; and

–	oversaw the Group’s approach to managing culture with particular reference to risk culture within the context of the Risk Management Framework.

Risk appetite

The Committee considered the Group’s risk appetite. In particular, the Committee:

–	carried out the annual review of the Group’s risk appetite. The review considered the statements and risk appetite metrics under each category of identified risk;

–	received regular detailed Consolidated Risk Reports, analysis of the Group’s performance against risk appetite and divisional risk profiles;

–	monitored the embedding of risk appetite across the Group; and

–	considered the Group’s approach to Structural Hedging to ensure that the approach remained within risk appetite.

Further details on the Group’s risk appetite can be found in the risk management section on pages 50 to 129.

Risk Division

In overseeing the risk function within the Group the Committee:

–	reviewed the adequacy of the Risk Division’s resources, its authorities and standing within the Company. The review scrutinised the Risk Division’s annual plan, which sets out how the Risk Division will achieve clear outcomes from individual teams in a structured and measurable manner; and

–	concluded that the Risk Division is adequately resourced and continues to have sufficient authority and standing within the Group. This outcome further reflects the importance of risk management in the Group.

More information on the Group’s approach to risk management can be found on pages 50 to 51.

Risk principles and policy

The Committee has a key role in relation to the Group’s Risk Principles and Policy Framework and in so doing:

–	reviewed new and material amendments to the risk principles and policy framework, recommended by the Group Chief Executive and Chief Risk Officer; and

–	oversaw adherence to Group risk principles, policies and standards and monitored any action taken resulting from material policy breaches.

Consolidated risk report

The Committee reviewed this report at each meeting. It provides the Committee with a monthly summary of the main risks measure within the business, providing supporting quantitative data and additional commentary to inform the Committee in considering and challenging management’s assessment and future projected status of key risks against appetite.

CORPORATE GOVERNANCE

Divisional risk profiles

The Committee considered the risk profiles of the divisions of the Group and in doing so:

–	reviewed the Divisional Risk enterprise wide risk management reviews across the principal business areas; and

–	considered the Insurance Divisional risk appetite to ensure that it was specifically relevant to the Insurance Division, its separate prudential needs, and the separate categories of risks that are relevant to the insurance business.

The insurance business has its own separate board and risk committee.

Significant risks considered by the Committee

Set out below are some of the significant risks facing the company that were considered by the Committee in 2014.

Significant risks considered by the Committee	Board Risk Committee review
Conduct risk

The Committee spent considerable time in 2014 reviewing reports at every meeting from management on conduct risk including reviews of prior conduct issues and regulatory investigations. The Committee also reviewed the Group’s conduct strategy and its embedded status including reports from Group Audit.

It received reports on sales processes and product governance, including the progress of annual product risk assessments, the results of outcome testing including mystery shopping results and complaint metrics, rewards and incentives.

Operational risk

The Committee received regular updates across operational risk from both the business and the Risk Division, including incident management, advanced measurement, change, records management, and IT Resilience including cyber risk and financial crime.

In regards to IT resilience/cyber risk, the Committee set the framework for, and oversaw, an external review of IT resilience and considered the Group’s exposure to cyber risk. The Committee also discussed investment in incremental improvements in IT resilience and our cyber controls.

The Committee received two reports in the year from the Group’s Money Laundering Reporting Officer along with detailed updates from the businesses on compliance with the Anti Money Laundering requirements.

Financial and market risk

The Committee considered the controls in place for financial markets and reviewed the structural hedge risk appetite. The Committee reviewed the liquidity and funding position including the stress testing analysis undertaken; the Group’s stress testing reports against internal and regulator driven economic scenarios, and their impact on the Group’s plans.

The Committee was also heavily involved in the oversight and governance of the Group’s approach to the capital and stress testing required by both the PRA and the EBA.

The Committee monitored the macro economic conditions as they affect the Group. The Committee received regular updates on the macro economic conditions and risks from the Chief Economist, and considered these in its risk appetite and strategies.

Remuneration	The Committee reviewed, ahead of the Remuneration Committee, the internal independent control function’s risk assessments of the Group and its divisions, to ensure that the remuneration awards proposed clearly consider the observance of risk appetite and demonstration of appropriate risk management.
Regulatory developments	The Committee received regular updates from management on regulatory developments and assessed the impact of those developments on the Group’s risk profile and actions proposed by management.
Credit	The Committee received regular updates through the consolidated risk report and divisional updates. The Committee considered the Group’s exposure to credit markets and the structural quality of new lending. In addition, the Committee considered more detailed reports on focused areas, including the Mortgage and Commercial portfolios.
Risk culture	The Committee reviewed and debated a range of metrics and insights into risk culture within the firm, with the clear linkage to the conduct strategy, remuneration policies and wider Group strategy.
181

CORPORATE GOVERNANCE

RISK COMMITTEE CASE STUDY – CAPITAL AND STRESS TESTING

Background

Stress testing is conducted to assess the Group’s risk profile against risk appetite and acts as a basis for discussion with the regulator for the setting of the capital planning buffer. The Board ensures that there is continued direct Board level oversight of the Group’s assumptions and results of the principal internal and regulatory stress testing exercises.

What the Risk Committee did

By way of example for the PRA and EBA stress testing exercises:

Given the complexity and timescales for finalisation of each of the stress test exercises, the Board Risk Committee set up a Sub-Committee to oversee, on behalf of itself and the Board, the Group’s detailed assumptions and results for each exercise. The Sub-Committee reported the stress test outcomes to the Board Risk Committee and the full Board.

The Sub-Committee also commissioned an independent external review of the Group’s approach to stress testing to identify enhancements. Recommendations for the short and medium term have been appropriately actioned or incorporated into future plans.

The Sub-Committee met regularly to review and challenge the stress testing exercises and the recommendations of the independent review. In turn the Board Risk Committee received detailed reports to consider the process and preliminary results in advance of the finalisation of each of the stress testing submissions.

Controls

Group Audit’s review of the process and controls used in the PRA and EBA stress test exercises did not identify any material control weaknesses.

Outcome

The Committee was satisfied with the results and recommended the detailed submissions to each of the PRA and EBA to the Board.

DISCLOSURE CONTROLS AND PROCEDURES

As of 31 December 2014, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Company’s disclosure controls and procedures, at 31 December 2014, were effective for gathering, analysing and disclosing with reasonable assurance the information that Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Lloyds Banking Group’s internal control over financial reporting during the year ended 31 December 2014 that have materially affected, or are reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.

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

The management of Lloyds Banking Group plc assessed the effectiveness of the Company’s internal control over financial reporting at 31 December 2014 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, at 31 December 2014, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an audit report on the Company’s internal control over financial reporting as of 31 December 2014. This report appears on page F-2.

CORPORATE GOVERNANCE

GOING CONCERN

The going concern of the Company and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Company and the Group have adequate resources to continue to operate for the foreseeable future, the directors have considered a number of key dependencies which are set out in the risk management section under principal risks and uncertainties: funding and liquidity on page 48 and pages 105 to 112 and capital position on pages 112 to 124 and additionally have considered projections for the Group’s capital and funding position. Having considered these, the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the accounts.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

On 6 March 2015, the Company was notified that The Solicitor for the Affairs of Her Majesty’s Treasury (HM Treasury) had a direct interest of 22.98 per cent (16,403,797,161 ordinary shares) in the Company’s issued share capital with rights to vote in all circumstances at general meetings. As at 31 December 2014, 31 December 2013 and 31 December 2012, the Company had received notification from HM Treasury that it had a direct interest of 24.9 per cent., 32.7 per cent. and 39.7 per cent. respectively in the Company’s issued ordinary share capital. As at 10 March 2015 no other notification has been received that anyone has an interest of 3 per cent. or more in the Company’s issued ordinary share capital. Further information on HM Treasury’s shareholding in the Company is provided in – Information about the Lloyds Banking Group’s relationship with the UK Government and Business – History and development of Lloyds Banking Group.

All shareholders within a class of the Company’s shares have the same voting rights.

As at 31 December 2014, the Company had 2,626,243 registered ordinary shareholders. The majority of the Company’s ordinary shareholders are registered in the United Kingdom. 1,305,321,112 ordinary shares, representing 1.83 per cent. of the Company’s issued share capital, were held by BNY Mellon as depositary for the ordinary share American Depositary Share Programme through which there were 162 record holders.

Additionally, the majority of the Company’s preference shareholders are registered in the United Kingdom, with a further one record holder with an address in the United States registered through the Company’s preference share American Depositary Share Programme.

RELATED PARTY TRANSACTIONS

The Group, as at 31 December 2014, had related party transactions with 23 key management personnel, certain of its pension funds, collective investment schemes and joint ventures and associates and TSB Banking Group plc (“TSB”) and TSB Bank plc (“TSB Bank”). See note 49 to the financial statements. In addition, material contracts with TSB and TSB Bank are described in the Information about the Lloyds Banking Group’s relationship with the TSB Group section below and material contracts with HM Treasury are described in the Information about the Lloyds Banking Group’s relationship with the UK Government section below.

Following the initial public offering in June 2014 TSB and TSB Bank became related parties of the Group. The Group has entered into a number of contracts with TSB and TSB Bank for the provision of a range of banking operations services.

The UK Government through HM Treasury became a related party of the Group in January 2009, and from 1 January 2011, in accordance with IAS 24, UK Government-controlled entities became related parties of the Group. As at 31 December 2014, HM Treasury held more than 20 per cent of the Company’s ordinary share capital and consequently HM Treasury remained a related party of the Company during the year ended 31 December 2014. The Group regards the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc, NRAM plc and Bradford & Bingley plc, as related parties.

Except as described below under Information about the Lloyds Banking Group’s relationship with the UK Government, there are no transactions to which the Group is a party involving the UK Government or any body controlled by the UK Government which are material to the Group or, to the Group’s knowledge, to the UK Government or any UK Government-controlled body, that were not made in the ordinary course of business, or that are unusual in their nature or conditions. However, considering the nature and scope of the bodies controlled by the UK Government, it may be difficult for the Group to know whether a transaction is material for such a body.

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

The Group also engages in numerous transactions on arm’s length commercial terms in the ordinary course of its business with the UK Government and its various departments and agencies, as well as with other companies in which the UK Government has invested. This includes financings, lending, banking, asset management and other transactions with UK financial institutions in which the UK Government has invested. During 2010, 2011, 2012, 2013 and 2014 the Group made use of these measures in order to maintain and improve a stable funding position.

INFORMATION ABOUT THE LLOYDS BANKING GROUP’S RELATIONSHIP WITH THE TSB GROUP

On 9 June 2014, an initial public offering of ordinary shares of one pence each in the capital of TSB was made (the “Offer”) and such ordinary shares issued were admitted to the premium listing segment of the Official List of the Financial Conduct Authority (FCA) and to trading on the London Stock Exchange plc’s main market for listed securities (together, “Admission”). At the time of the Offer, TSB had one principal subsidiary, TSB Bank, a company incorporated in Scotland which carried on a retail banking business operating in the UK. Until Admission, TSB was a wholly-owned subsidiary of Lloyds Bank which is a wholly owned subsidiary of the Company. Pursuant to the Offer, Lloyds Bank sold 192,500,000 ordinary shares in the capital of TSB, representing 38.5 per cent. of the ordinary share capital of TSB. On 26 September 2014, the Group announced that it had sold a further 57.5 million ordinary shares in TSB, representing approximately 11.5 per cent. of TSB’s ordinary share capital, reducing the Group’s holding in TSB to approximately 50 per cent. of TSB’s ordinary share capital. The deadline for full divestment of all shares in TSB is 31 December 2015 (with this date extendable to June 2016 or December 2016 in certain circumstances).

Pursuant to the terms of the Offer, certain agreements, discussed below, were entered into by the Company and other parties, which became effective on Admission.

SEPARATION AGREEMENT

TSB, TSB Bank and Lloyds Bank entered into a separation agreement on 9 June 2014 (the “Separation Agreement”). The Separation Agreement governs the separation of the TSB Bank, its consolidated subsidiaries and subsidiary undertakings from time to time (together “TSB Group”) from Lloyds Banking Group and certain aspects of the relationship between the TSB Group and Lloyds Banking Group following Admission, including (amongst other things) the allocation of certain pre-Admission liabilities, including liability for breach of law and regulation and of customer terms and conditions.

Under the terms of the Separation Agreement, Lloyds Bank agreed to provide each member of the TSB Group with indemnity protections in respect of historical, pre-Admission issues (including issues in relation to the period between 9 September 2013, when TSB launched as a

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

stand-alone bank, and Admission). This protection includes a broad and, save in certain limited respects, uncapped indemnity in respect of losses arising from pre-Admission acts or omissions that constitute breaches of law and regulation relating to customer agreements or the relevant security interest securing liability under such agreements (the ‘Conduct Indemnity’). The Conduct Indemnity provides TSB Group with economic protection against a wide range of types of losses resulting from historical conduct issues, including the costs of handling and settling customer claims and managing regulatory actions and investigations, the payment of regulatory or court imposed fines and penalties, the costs of any required customer redress, the costs of implementing required changes to systems and procedures and, subject to certain conditions and limitations, the costs of remedial marketing activity.

The Conduct Indemnity also provided the TSB Group with a limited period of continued protection for actions or omissions between Admission and 31 December 2014. Further indemnities were included in the Separation Agreement in respect of losses arising from certain persistent or systemic breaches and certain liabilities in respect of certain employment related litigation and in relation to Lloyds Banking Group pension schemes.

TRANSITIONAL SERVICES AGREEMENTS

TSB Bank and Lloyds Bank entered into a transitional services agreement (“TSA”) and a Long Term Services Agreement (the “LTSA”) on 9 June 2014. Under the TSA, Lloyds Bank provides certain IT and operational services to TSB, on a transitional basis, for a term of up to the end of 31 December 2016 with certain services (including the IT services) continuing to be provided by Lloyds Bank to TSB on and from 1 January 2017 for a term of up to seven and a half years under the LTSA.

TSB Bank pays a core monthly service charge that includes an agreed baseline of service volumes. TSB Bank may terminate the TSA or the LTSA (or services thereunder) for cause or for convenience before its expiry date subject to minimum notice requirements. Lloyds Bank may only terminate the TSA or LTSA if required to do so by a regulatory authority or by law, or for non-payment of material charges by TSB Bank.

The LTSA outlines the respective responsibilities of each of TSB Bank and Lloyds Bank in relation to exit and provides a mechanism for the parties to continue to define and agree their respective obligations in detailed technical and commercial exit plans during the 12 months following Admission. Due to the critical nature of the IT services, Lloyds Bank and TSB Bank have defined in advance some specific transfer and migration options for TSB’s IT operations and data to a third party provider or another financial institution with whom TSB enters into a merger or acquisition, as the case may be, to operate on TSB’s behalf. Lloyds Bank would assume the cost of creating and transferring a clone operating system to a third party operator, subject to a £50 million contribution from TSB or, alternatively, if TSB exits the IT services via another migration option, Lloyds Bank has agreed to make a £450 million contribution to TSB’s costs of undertaking the migration, and TSB may elect to spend some or all of the £450 million obtaining exit assistance services from Lloyds Bank. With certain exceptions, Lloyds Bank has agreed to support the exit of the services (including both IT services and non-IT services) on a time and materials at cost basis.

MORTGAGE SALE AND SERVICING AGREEMENTS

On 4 March 2014, TSB Bank and Bank of Scotland plc (BoS) entered into a mortgage sale agreement in relation to the equitable assignment (which took effect from 28 February 2014) of a portfolio of residential mortgages (Additional Mortgages) transferred by BoS to TSB Bank (“MSA”) as well as a mortgage servicing agreement (Servicing Agreement). Pursuant to the MSA, TSB Bank purchased the equitable interest of BoS in the Additional Mortgages for approximately £3.4 billion (being equal to the fair value of the Additional Mortgages at the time of transfer. Under the terms of the MSA, legal title in the Additional Mortgages has remained and will remain with BoS unless a perfection event occurs (namely an insolvency event in relation to BoS, specified material breach by BoS of its obligations under the MSA or following termination of the appointment of BoS as servicer under the MSA at the option of TSB Bank). Unless and until any such perfection event occurs, the Additional Mortgage customers remain customers of BoS. In the Servicing Agreement, BoS agreed to service the Additional Mortgages, including all aspects of the customer relationship, in return for the payment by TSB Bank of a monthly servicing fee equivalent to 0.12 per cent. per annum of the outstanding balance of the Additional Mortgages (subject to a minimum monthly fee of £175,000 from 1 July 2018).

RMBS FUNDING FACILITY AGREEMENTS

On 20 May 2014, TSB Bank and a special purpose vehicle established by TSB Bank (TSB RMBS SPV) and others entered into the RMBS Mortgage Sale Agreement, and the same parties, together with Lloyds Bank and others entered into a variable funding note issuance deed (VFNID) and other ancillary documents in relation to the securitisation structure by which TSB part-funds the Additional Mortgages (the “RMBS Funding Facility”).

Under the terms of the VFNID, senior funding is raised by TSB RMBS SPV through a combination of drawings on a variable funding note (VFN) issued by TSB RMBS SPV to Lloyds Bank (the “Lloyds VFN”), and TSB Bank. Subject to certain conditions, up until 17 December 2018, TSB RMBS SPV has the option to repay and redraw the Lloyds VFN (in whole or in part).

INFORMATION ABOUT THE LLOYDS BANKING GROUP’S RELATIONSHIP WITH THE UK GOVERNMENT

HM TREASURY SHAREHOLDING

On 10 March 2015, the Solicitor for the Affairs of Her Majesty’s Treasury (HM Treasury) formally notified the Company that HM Treasury’s holding had reduced to 22.98 per cent of the Company’s issued share capital with rights to vote in all circumstances at general meetings. HM Treasury’s percentage holding has reduced from 32.7 per cent at 31 December 2013 by way of an accelerated bookbuilding process to institutional investors and a pre-arranged trading plan.

HM Treasury’s shareholding in the Company is a consequence of its subscription for equity securities of the Company and of HBOS (prior to the acquisition of HBOS by the Company) in a placing and open offer and preference share subscription, the concomitant placing and open offer by HBOS, the 2009 Placing and Open Offer and the Company’s 2009 Rights Issue.

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

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The goals of the framework document are consistent with the stated public policy aims of HM Treasury, as articulated in a variety of public announcements. In the publication ‘An Introduction: Who We Are, What We Do and the Framework Document Which Governs the Relationship Between UKFI and HM Treasury’, it is stated that UKFI is to ’develop and execute an investment strategy for disposing of the investments in the banks in an orderly and active way through sale, redemption, buy-back or other means within the context of an overarching objective of protecting and creating value for the taxpayer as shareholder, paying due regard to the maintenance of financial stability and to acting in a way that promotes competition’. It further states that UKFI will manage the shareholdings of UK financial institutions in which HM Treasury holds an interest ‘on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined therein) (including with respect to individual lending or remuneration decisions)’.

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

OTHER RELATED PARTY TRANSACTIONS WITH THE UK GOVERNMENT

GOVERNMENT AND CENTRAL BANK FACILITIES

During the year ended 31 December 2014, the Group participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

NATIONAL LOAN GUARANTEE SCHEME

The Group has participated in the UK government’s National Loan Guarantee Scheme, which was launched on 20 March 2012. Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group’s existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a pre-agreed period of time.

BUSINESS GROWTH FUND

In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers’ Association’s Business Taskforce Report of October 2010. At 31 December 2014, the Group had invested £118 million (31 December 2013: £64 million) in the Business Growth Fund and carried the investment at a fair value of £105 million (31 December 2013: £52 million).

BIG SOCIETY CAPITAL

In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund. The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund. The Fund was officially launched on 3 April 2012 and the Group had invested £23 million in the Fund by 31 December 2013 and invested a further £8 million during the year ended 31 December 2014.

FUNDING FOR LENDING

In August 2012, the Group announced its support for the UK Government’s Funding for Lending Scheme and confirmed its intention to participate in the scheme. The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supported a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow. In November 2013, the Group entered into extension letters with the Bank of England to take part in the extension of the Funding for Lending Scheme until the end of January 2015. The extension of the Funding for Lending Scheme focuses on providing businesses with cheaper finance to invest and grow. £10 billion has been drawn down under this extension. In December 2014, the Bank of England announced a further extension to the end of January 2016 with an increased focus on supporting small businesses. At 31 December 2014, the Group had drawn down £20 billion under the Funding for Lending Scheme.

ENTERPRISE FINANCE GUARANTEE

The Group participates in the Enterprise Finance Guarantee Scheme which was launched in January 2009 as a replacement for the Small Firms Loan Guarantee Scheme. The scheme is a UK Government-backed loan guarantee, which supports viable businesses with access to lending where they would otherwise be refused a loan due to a lack of lending security. The Department for Business, Innovation and Skills (formerly the Department for Business, Enterprise and Regulatory Reform) provides the lender with a guarantee of up to 75 per cent of the capital of each loan subject to the eligibility of the customer within the rules of the scheme. As at 31 December 2014, the Group had offered 6,250 loans to customers, worth over £500 million. The Group entities, Lloyds Bank plc, TSB Bank plc, Lloyds Commercial Finance Limited and Bank of Scotland plc contracted with The Secretary of State for Business, Innovation and Skills.

HELP TO BUY

On 7 October 2013, Bank of Scotland plc entered into an agreement with The Commissioners of Her Majesty’s Treasury by which it agreed that the Halifax Division of Bank of Scotland plc would participate in the Help to Buy Scheme with effect from 11 October 2013 and that Lloyds Bank plc would participate from 3 January 2014. The Help to Buy Scheme is a scheme promoted by the UK Government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages. Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price.

In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender arising from a higher loan-to-value loan being made. £1,950 million of outstanding loans at 31 December 2014 had been advanced under this scheme.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

HM TREASURY EXPENSES

During the year ended 31 December 2014, the Group paid for expenses amounting to £1 million incurred by or on behalf of HM Treasury in connection with the sale or proposed sale of shares by HM Treasury in the Company.  The expenses were incurred in accordance with the Resale Rights Agreement and the Registration Rights Agreement entered into with HM Treasury in 2009.  The performance by the Company of the Resale Rights Agreement and the Registration Rights Agreement was approved by shareholders of the Company at the 2014 Annual General Meeting.

CENTRAL BANK FACILITIES

In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

OTHER GOVERNMENT-RELATED ENTITIES

There were no significant transactions with other UK Government-controlled entities (including UK Government-controlled banks) during the year that were not made in the ordinary course of business or that were unusual in their nature or conditions.

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

The GAPS withdrawal deed contained certain undertakings given by the Group to HM Treasury in connection with the State Aid approval obtained from the European Commission (on which see the sub-section entitled ’State Aid’ below) and its withdrawal from its proposed participation in GAPS.

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

(v)	agreed to develop with the FSA, and implement, a medium term funding plan aimed at reducing dependence on short term funding, to be regularly reviewed by the FSA, the Bank of England and HM Treasury (together, the “Tripartite Authorities”); and

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

On 13 May 2014, HM Treasury and the Group agreed an amendment to the GAPS withdrawal deed in light of the new State Aid approval decision of the European Commission (on which see the sub-section entitled ’State Aid’ below).

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

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

In June 2011 the Group issued an Information Memorandum to potential bidders for the Group’s retail banking business (Verde), which the European Commission confirmed met the requirements to commence the formal sale process no later than 30 November 2011. In December 2011 the Group announced that, having reviewed the formal offers made, its preferred option was for a direct sale and that it was entering exclusive discussions with The Co-operative Group. On 19 July 2012 the Group announced that it had agreed non-binding heads of terms with The Co-operative Group (the Co-operative) for the disposal of the Verde business. The Group worked with the Co-operative to agree a sale and purchase agreement, with completion of the divestment expected by the end of November 2013, but in April 2013 the Board of the Co-operative announced that it had decided that it would no longer proceed with a purchase of the Verde business. The Group announced that it intended instead to divest Verde through an Initial Public Offering (IPO), subject to European Commission and regulatory approval, having maintained plans for this fall back option throughout the direct sale process, should the proposed divestment to the Co-operative not complete.

On 13 May 2014, the College of Commissioners announced its formal agreement to change the perimeter of the divested entity as compared to the original Restructuring Plan and make other enhancements (consistent with the Group’s conditional agreement with HM Treasury in September 2013). This enabled the IPO of the Verde business in June 2014, with the support of HM Treasury. The IPO enabled the Group to sell a 35 per cent. interest in June 2014, then a further 3.5 per cent. interest in July 2014 as a result of the exercise of the over allotment option, and is a significant step in the Group’s completion of its State Aid commitments. The size of the IPO was increased from the originally contemplated 25 per cent. of TSB’s ordinary share capital due to demand from both institutional and retail investors. On 26 September 2014, the Group announced that it had sold a further 57.5 million ordinary shares in TSB, representing approximately 11.5 per cent. of TSB’s ordinary share capital, reducing the Group’s holding in TSB to approximately 50 per cent of TSB’s ordinary share capital. The deadline for full divestment of all shares in TSB is 31 December 2015 (with this date extendable to June 2016 or December 2016 in certain circumstances).

OTHER RELATIONSHIPS WITH THE UK GOVERNMENT

The Group, in common with other financial institutions, is also working closely with a number of UK Government departments and agencies on various industry-wide initiatives that are intended to support the UK Government’s objective of economic recovery and greater stability in the wider financial system.

For more detail on industry-wide initiatives see Business Growth Fund and Big Society Capital above.

OTHER RELATED PARTY TRANSACTIONS

On 25 June 2014 Lloyds Bank entered into an agreement for the exclusive provision of conveyancing panel services with United Legal Services Limited (ULS), which is a related party of the Company by virtue of ULS Technology plc, ULS’s parent, being an investee company of Lloyds Development Capital, the UK regional private equity provider which is part of the Group. This agreement, which followed a similar agreement entered into between the same parties in 2011, entails £nil cost to Lloyds Bank, as the conveyancing fees are payable by customers, but it contains a fee sharing arrangement (47 per cent. ULS/53 per cent. Lloyds Bank), pursuant to which Lloyds Bank received income of £4.1 million in the year to 31 December 2014 (31 December 2013: £3.4 million; and 31 December 2012: £2.0 million). The Company is required to disclose this as a contract which is material to the related party.

REGULATION

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

UK FINANCIAL OMBUDSMAN SERVICE (FOS)

The FOS provides consumers with a free and independent service designed to resolve disputes where the customer is not satisfied with the response received from the regulated firm. The FOS resolves disputes for eligible persons that cover most financial products and services provided in (or from) the UK. The jurisdiction of the FOS extends to include firms conducting activities under the Consumer Credit Act (CCA). Although the FOS takes account of relevant regulation and legislation, its guiding principle is to resolve cases on the basis of what is fair and reasonable; in this regard, the FOS is not bound by law or even its own precedent. The decisions made by the FOS are binding on regulated firms.

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

UK COMPETITION AND MARKETS AUTHORITY (CMA)

Since 1 April 2014 the competition functions previously exercised by the OFT and the Competition Commission have been transferred to the new CMA or the FCA. The CMA’s regulatory and enforcement powers impact the banking sector in a number of ways, including powers to investigate and prosecute a number of criminal offences under competition law. In addition, the CMA is now the lead enforcer under the Unfair Terms in Consumer Contracts Regulations 1999.

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

INDEPENDENT COMMISSION ON BANKING

The Government appointed the Independent Commission on Banking (ICB) to review possible measures to reform the banking system and promote stability and competition. The ICB published its final report on the 12 September 2011 putting forward recommendations to require ring-fencing of the retail activities of banks from their investment banking activities and additional capital requirements beyond those required under current drafts of the Capital Requirements Directive IV. The report also made recommendations in relation to the competitiveness of the UK banking market, including enhancing the competition remit of the new Financial Conduct Authority (FCA), implementing a new industry wide switching solution by September 2013, and improving transparency. The ICB, which following the final report completed its remit, had the authority only to make recommendations, which the Government could choose to accept or reject.

The ICB specifically recommended in relation to the Group’s European Commission mandated branch disposal (Project Verde), that to create a strong challenger in the UK banking market, the entity which results from the divestment should have, or have the capability to achieve, a share of the personal current account (PCA) market of at least 6 per cent (although this does not need to arise solely from the current accounts acquired from the Group) and a funding position at least as strong as its peers. The ICB did not specify a definitive timeframe for the divested entity to achieve a 6 per cent market share of PCAs but recommended that a market investigation should be carefully considered by competition authorities if ‘a strong and effective challenger’ has not resulted from the Group’s divestment by 2015. The ICB did not recommend explicitly that the Group should increase the size of the Project Verde disposal agreed with the European Commission but recommended that the Government prioritise the emergence of a strong new challenger over reducing market concentration through a ’substantially enhanced’ divestment by

REGULATION

the Group. The Government stated that the execution of the divestment is a commercial matter, and that it has no intention of using its shareholding to deliver an enhancement.

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

COMPETITION REGULATION

The Group is working with the competition regulators who are conducting a number of competition related market studies.

The Banking Reform Act provides for the FCA to gain competition law powers, although these will not be exercisable until April 2015. The FCA, with its new competition objective, announced a programme of work where it will look across financial services markets and assess whether or not competition is working effectively in the best interests of consumers, with particular focus on cash savings, credit cards, general insurance, annuities and wholesale sectors. It is also conducting a review of the current account switching service and a study of the costs and benefits of account number portability. The Competition and Markets Authority (CMA) has been created to replace the Office of Fair Trading and the Competition Commission from April 2014 and in November 2014 it commenced a Phase 2 competition investigation into personal and SME banking. A new Payment Systems Regulator (PSR) will be created under the FCA and will become operational from April 2015 in respect of UK payment systems. Its statutory objectives are to promote effective competition, innovation and to ensure that payment systems are operated and developed in a way that takes account of, and promotes, the interests of users and likely users. It will also have concurrent competition law powers. In discharging its general functions, the PSR must have regard to, among other things, the importance of confidence in, and the stability of, the UK financial system. The UK payments regulator can set fees for all designated payment schemes. From 1 March 2014 the PRA also has a secondary objective under the Banking Reform Act to, so far as reasonably possible, act in a way which facilitates effective competition.

The UK government has a continuing interest in competition and has issued a Ministerial Strategic Steer to the CMA for 2014-2017. The Strategic Steer provides that ‘the CMA should assess specific sectors where enhanced competition could contribute to faster growth (for example, knowledge intensive sectors, financial services and infrastructure sectors including energy) – working with the responsible regulator where appropriate’.

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

For more information see ’Risk Factors Regulatory and Legal Risks —The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments could have a significant material adverse effect on the Group’s results of operations, financial condition or prospects’ and ‘Regulation – Other bodies impacting the regulatory regime.’

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

The Capital Requirements Regulation and Capital Requirements Directive (together known as CRD IV) intend to implement the Basel III agreement in the EU, and introduce significant changes in the prudential regulatory regime applicable to banks including: increased minimum capital ratios; changes to the definition of capital and the calculation of risk – weighted assets and the introduction of new measures relating to leverage, liquidity and funding. They also make changes to rules on corporate governance, including remuneration, and introduces standardised EU regulatory

REGULATION

reporting requirements which will specify the information that must be reported to supervisors in areas such as own funds, large exposures and financial information.

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

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the US State Department currently designates as state sponsors of terrorism, including Iran, Syria, Cuba and Sudan. The Group continues to reduce its outstanding exposures to such states which have arisen through historical business activity. In accordance with this, the Group intends to engage only in new business in such jurisdictions only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues. At 31 December 2014, the Group does not believe the Group’s business activities relating to countries designated as state sponsors of terrorism were material to its overall business.

The Group estimates that the value of the Group’s business in respect of such states represented less than 0.01 per cent of the Group’s total assets and, for the year ended 31 December 2014, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.001 per cent of its total income, net of insurance claims. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

DODD-FRANK ACT

In 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the ‘Dodd-Frank Act’), which provides a broad framework for significant regulatory changes that extend to almost every area of US financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the resolution of failing systemically significant financial institutions in the US, over-the-counter derivatives, restrictions on the ability of banking entities to engage in proprietary trading activities and make investments in and sponsor certain private equity funds and hedge funds (known as the ‘Volcker Rule’), asset securitisation activities and securities market conduct and oversight. US regulators have implemented many provisions of the Dodd-Frank Act through detailed rulemaking. Although the majority of required rules and regulations have now been finalised, there remain many still in proposed form or yet to be proposed, the substance and impact of which may not fully be known until the final rules are published.

Under the Dodd-Frank Act, entities that are swap dealers and major swap participants must register with the US Commodity Futures Trading Commission (CFTC), and entities that are security-based swap dealers or major security-based swap participants will be required to register with the SEC. The CFTC has promulgated its registration rules for swap dealers and major swap participants, but the SEC has yet to finalise its registration rules for security-based swap dealers and major security-based swap participants. Lloyds Bank plc provisionally registered as a swap dealer in 2013 and as such, is subject to regulation and supervision by the CFTC and the National Futures Association with respect to its swap activities, including risk management, practices, trade documentation and reporting, business conduct and recordkeeping, among others.

The New York branch of Lloyds Bank plc is subject to the swap ‘push-out’ provisions of the Dodd-Frank Act, which will require monitoring to ensure the Group conducts its derivatives activities in conformance with the implementing regulations. In December 2014, the swap “push out” provisions of the Dodd-Frank Act were amended such that fewer swap activities need to be pushed out of covered depository institutions.

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

In December 2013, US regulators adopted final rules implementing the Volcker Rule. Banking entities, including foreign banking organisations subject to the BHC Act, such as Lloyds Banking Group plc, Lloyds Bank plc, HBOS plc and Bank of Scotland plc, are subject to the final rules. The

REGULATION

final rules require banking entities to conform to the restrictions on proprietary trading activities, hedge fund and private equity activities and certain other enumerated investment restrictions, subject to a number of exclusions and exemptions that substantially limit their extraterritorial reach. Certain foreign banking entities are permitted to engage in proprietary trading from outside the United States if the trade lacks the requisite US nexus and the foreign banking entity complies with the various conditions of the exemption. Investments in, and sponsorship of certain retail investment funds organised outside the United States and publicly offered predominantly outside the United States, and certain retirement and pension funds organised and administered outside the United States for the benefit of non-US residents are generally permitted under the final rules. Certain foreign banking entities, but not any US branch, agency or subsidiary of a foreign banking entity, nor any non-US affiliate controlled by such a US branch, agency or subsidiary, are also permitted to invest in and sponsor certain funds in which ownership interests are not offered for sale or sold inside the United States or to US residents and subject to other conditions. The final rules impose significant compliance and reporting obligations on banking entities. Banking entities have until 21 July 2015 to bring their activities and investments into conformity with the Volcker Rule, however, on 18 December 2014, the Federal Reserve issued an order extending the Volcker Rule’s conformance period until 21 July 2016 for investments in and relationships with certain covered funds and certain foreign funds that were in place on or prior to 31 December 2013.

In February 2014, pursuant to the Dodd-Frank Act’s systemic risk regulation provisions, the Federal Reserve Board adopted final rules that will apply enhanced prudential standards to the US operations of large foreign banking organisations, including the Group. Under the Federal Reserve Board’s final rules, a number of large foreign banking organisations will be required to establish a separately capitalised top-tier US intermediate holding company (IHC) that will hold all of the large foreign banking organisation’s US bank and non-bank subsidiaries, except its US branches and agencies and specified types of subsidiaries. However, this requirement will not apply to a large foreign banking organisation with combined US assets of less than $50 billion, excluding assets held by its US branches and agencies. The Group does not anticipate that the requirement to form an IHC, will apply to the Group. In addition, under the final rules, effective 1 July 2016, US branches and agencies of foreign banking organisations with $50 billion or more in total global consolidated assets, such as the Group, will be subject to liquidity home country capital certification and, in certain circumstances, asset maintenance requirements. These foreign banking organisations must also maintain a US Risk Committee as of 1 July 2016. However, final rules for single counterparty credit limits and for early remediation have yet to be finalised.

The Dodd-Frank Act and related rules and regulations will result in additional costs and impose certain limitations and restrictions on the way that the Group conducts its business, although uncertainty remains about some of the final details, impact and timing of the implementing regulations.

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

Pursuant to ITRA Section 219, the Group notes that during 2014, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382. In all cases, the payment was permitted under UK and EU sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK and EC sanctions legislation.

Gross revenues from these activities were approximately £13,000. Net profits from these activities were approximately £15,000.

The Group’s business, being reported below, are conducted in compliance with applicable laws in respect of Iran sanctions and, except as noted below, the Group intends to continue these historic activities until it is able to legally terminate the contractual relationships. The nature of these activities is as follows:

1.	Receipt in relation to repayment of a European Export Credit Agreement loan made prior to 2005 with respect to engineering and the supply of equipment and related services for several projects in Iran. The loan is scheduled to be fully repaid by the end of 2015. The borrower and/or guarantor is owned by the Government of Iran.

2.	Payments made to Building and Housing Research Centre in Iran related to a guarantee, entered into by the Group in 2006, in connection with the supply of seismic equipment for free field accelerometers systems for dams and civil building monitoring. The beneficiary of the guarantee is an entity owned by the Government of Iran and the payments were made to a frozen account in a European bank for an entity designated under Executive Order 13382.

3.	Payments made to a blocked account in the name of Commercial Bank of Syria related to historic guarantees, entered into by the Group between 1997 and 2008; the majority of which relate to Bail Bonds for vessels. The Commercial Bank of Syria is designated under Executive order 13382.

4.	Sums paid out from a pension trust fund to UK nationals resident in the UK who were employees of a company indirectly owned or controlled by an entity designated under Executive Order 13382 that is also owned or controlled by the Government of Iran.

5.	Lloyds continues to a provide a payment clearing services to a UK based and UK authorised bank, one of whose account holders is an entity designated under Executive Order 13224 (although not by the UK or EU authorities). Lloyds concludes from the nature of such payment clearing services that revenue and profit (if any) arising from indirectly providing such services to the designated entity is negligible and not material to the Group’s activities and in any event does not flow directly from the designated entity. To the extent that the activities of the designated entity and its UK authorised bank continue to comply with UK regulation and legislation, Lloyds intends to keep this activity under review.
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

	Price per share	Price per share
	(in pence)	(in pence)
	High	Low
Annual prices:
2014	86.30	70.94
2013	80.37	46.31
2012	49.25	25.30
2011	69.61	21.84
2010	77.61	46.59
Quarterly prices:
2014
Fourth quarter	80.89	72.27
Third quarter	76.87	71.92
Second quarter	80.15	70.94
First quarter	86.30	74.34
2013
Fourth quarter	80.37	72.52
Third quarter	78.00	62.95
Second quarter	63.16	46.31
First quarter	55.68	47.65
2012
Fourth quarter	49.25	37.01
Third quarter	40.62	28.76
Second quarter	33.60	25.30
First quarter	37.50	26.19
Monthly prices:
February 2015	79.24	73.67
January 2015	76.15	72.87
December 2014	80.89	74.40
November 2014	80.35	75.76
October 2014	77.25	72.27
September 2014	76.87	72.20

On 27 February 2015, the closing price of shares on the London Stock Exchange was 79.0 pence, equivalent to $1.21 per share translated at the Noon Buying Rate of $1.54 per £1.00 on 27 February 2015.

Lloyds Banking Group plc’s American Depositary Receipts (ADRs) were traded on the over-the-counter market in the US under the symbol ‘LLDTY’ between March 2000 and November 2001. Since 27 November 2001 Lloyds Banking Group plc American Depositary Shares (ADSs) have been listed on the New York Stock Exchange under the symbol ‘LYG’. Each ADS represents four ordinary shares.

LISTING INFORMATION

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS	Price per ADS
	(in US dollars)	(in US dollars)
	High	Low
Annual prices:
2014	5.76	4.62
2013	5.36	2.84
2012	3.23	1.53
2011	4.44	1.34
2010	4.85	2.92
Quarterly prices:
2014
Fourth quarter	5.02	4.62
Third quarter	5.32	4.70
Second quarter	5.53	4.83
First quarter	5.76	5.01
2013
Fourth quarter	5.36	4.67
Third quarter	5.00	3.83
Second quarter	3.91	2.84
First quarter	3.58	2.89
2012
Fourth quarter	3.23	2.34
Third quarter	2.56	1.75
Second quarter	2.12	1.53
First quarter	2.35	1.58
2011
Fourth quarter	2.39	1.34
Third quarter	3.25	1.76
Second quarter	4.03	2.73
First quarter	4.44	3.70
2010
Fourth quarter	4.83	3.78
Third quarter	4.85	3.23
Second quarter	4.37	3.05
First quarter	3.88	2.92
Monthly prices:
February 2015	4.91	4.42
January 2015	4.65	4.38
December 2014	5.01	4.62
November 2014	4.99	4.76
October 2014	5.02	4.64
September 2014	5.07	4.70

On 27 February 2015, the closing price of ADSs on the New York Stock Exchange was $4.84.

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

FEES RECEIVED TO DATE

In 2014, the Company received from the depositary $1,242,741 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

The Board has recommended a dividend of 0.75 pence per ordinary share in respect of 2014, the first dividend since 2008, subject to shareholder approval. The Group’s aim is to have a progressive dividend policy, with dividends starting at a modest level and moving over the medium term to a dividend payout ratio of at least 50 per cent of sustainable earnings.

The table below sets out the interim and final dividends in respect of the ordinary shares for fiscal years 2004 through 2014. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date with the exception of the recommended dividend for 2014, for which the sterling amount has been converted in US dollars at the Noon Buying Rate on 27 February 2015.

	Interim dividend	Interim dividend	Final dividend	Final dividend
	per share	per share	per share	per share
	(pence)	(cents)	(pence)	(cents)
2004	10.7	19.0	23.5	44.7
2005	10.7	18.9	23.5	43.3
2006	10.7	20.2	23.5	46.8
2007	11.2	22.8	24.7	48.2
2008	11.4	20.3	–	–
2009	–	–	–	–
2010	–	–	–	–
2011	–	–	–	–
2012	–	–	–	–
2013	–	–	–	–
2014[1]	–	–	0.75	1.16

[1] The recommended dividend for 2014 is in respect of the full year.
196

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

Lloyds Banking Group plc is incorporated in Scotland under the UK Companies Act 1985 with registered number SC95000.

As resolved at the 2014 Annual General Meeting, with effect from 15 May 2014, Lloyds Banking Group plc amended its Memorandum and Articles of Association to take account of changes to the structure of Lloyds Banking Group which resulted from the divestment of all or part of TSB Bank plc, formerly known as Lloyds TSB Scotland plc.

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

VOTING RIGHTS

For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such persons may cast, Lloyds Banking Group plc may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Every holder of ordinary shares who is entitled to be and is present in person (including any corporation by its duly authorised representative) at a general meeting of Lloyds Banking Group plc and is entitled to vote will have one vote on a show of hands and, on a poll, if present in person or by proxy, will have one vote for every such share held by him, save that a member will not be entitled to exercise the right to vote carried by such shares if he or any person appearing to be interested in the shares held by him has been duly served with a notice under section 793 of the Companies Act (requiring disclosure of interests in shares) and is in default in supplying Lloyds Banking Group plc with information required by such notice. The limited voting shares confer the right to receive notice of and to attend and speak at all general meetings of Lloyds Banking Group plc, but do not confer a right to vote unless the business of the meeting includes the consideration of a resolution:

–	to approve an acquisition or disposal by Lloyds Banking Group plc or any of its subsidiaries in circumstances in which the approval of shareholders in general meeting is either required by virtue of securities of Lloyds Banking Group plc being listed on a recognised exchange, or is sought by the directors, due to the significance of the transaction; or

–	or the winding-up of Lloyds Banking Group plc; or

–	to vary the rights of the limited voting shares.

In any such case, the holder may vote the limited voting shares only in respect of such resolution and will have the same rights with regard to the number and exercise of votes as a holder of ordinary shares but, in the case of a variation in the rights of limited voting shares, shall also have the protection of a requirement for approval of the variation either by way of consent in writing by the holders of three-quarters in nominal value of the issued limited voting shares or by a special resolution at a separate class meeting of the holders of limited voting shares. Preference shares confer such rights as may be determined by the directors on allotment, but unless the directors otherwise determine, fully paid preference shares confer identical rights as to voting, capital dividends and otherwise, notwithstanding that they are denominated in different currencies and shall be treated as if they are one single class of shares. Deferred shares do not entitle their holders to receive notice of, nor attend, speak or vote at any general meeting of Lloyds Banking Group plc. There are no limitations imposed by UK law or the Articles of Association of Lloyds Banking Group plc restricting the rights of non-residents of the UK or non-citizens of the UK to hold or vote shares of Lloyds Banking Group plc.

GENERAL MEETINGS

Annual general meetings of Lloyds Banking Group plc are to be held, in each period of 6 months beginning with the day following Lloyds Banking Group plc’s accounting reference date, in Edinburgh or such other place in Scotland as the directors shall appoint and at a date and time as may be determined by the directors. Lloyds Banking Group plc must give at least 21 clear days’ notice in writing of an annual general meeting. All other general meetings may be called by at least 14 clear days’ notice in writing. The directors may make arrangements to regulate the level of attendance at any place specified for the holding of a general meeting and, in any such case, shall direct that the meeting be held at a specified place, where the chairman of the meeting shall preside, and make arrangements for simultaneous attendance and participation by members and proxies at other locations. The chairman of a general meeting has express authority to adjourn the meeting if, in his opinion, it appears impracticable to hold or continue the meeting because of crowding or unruly conduct or because an adjournment is otherwise necessary for the proper conduct of the meeting. The chairman of a general meeting shall be entitled to take any action he considers appropriate for properly and orderly conduct before and during a general meeting, including asking persons wanting to attend to submit to searches or other security arrangements.

DIVIDENDS AND OTHER DISTRIBUTIONS AND RETURN OF CAPITAL

Under the Companies Act, before Lloyds Banking Group plc can lawfully make a distribution, it must ensure that it has sufficient distributable reserves (accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made).

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

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

The deferred shares do not entitle their holders to receive any dividend or distribution declared made or paid or any return of capital (subject to certain exceptions), and does not entitle its holders to any further or other right of participation in the assets of Lloyds Banking Group plc.

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

On a return of capital, whether in a winding-up or otherwise, the ordinary shares and the limited voting shares will rank equally in all respects and the preference shares will be entitled to the rights attaching to them on issue. The deferred shares entitle their holders on a return of assets on a winding up but such entitlement is limited to repayment of amount paid up on such shares and shall be paid only after the holders of ordinary shares and limited voting shares have received the relevant payments in respect of their shares plus the payment in cash or in specie of £10,000,000 on each such ordinary share and/or limited voting share.

Lloyds Banking Group plc’s ordinary shares, limited voting shares, deferred shares, certain preference shares do not confer any rights of redemption.

Lloyds Banking Group plc may, subject to applicable law and to the Articles of Association, issue redeemable shares and redeem the same. Lloyds Banking Group plc has issued certain preference shares which are redeemable. In general, subject to applicable law and the approval of the UK Prudential Regulation Authority, some of these shares are redeemable by Lloyds Banking Group plc on a specified date and in some cases, thereafter on relevant dividend payment dates. Others are redeemable at any time during a specified period and following the occurrence of specified regulatory events.

Under the Articles of Association and the Companies Act, the liability of shareholders is limited to the amount (if any) for the time being unpaid on the shares held by that shareholder.

CONVERSION OF LIMITED VOTING SHARES

Each limited voting share will be converted into an ordinary share:

–	on the day following the last date on which an amount could become due and payable to a holder of limited voting shares under a deed of covenant. A deed of covenant is a legal document which records the obligation of one person to pay a specified sum to another for a specified number of years; or

–	if an offer is made to ordinary shareholders (or to all such shareholders other than the offeror and/or any body corporate controlled by the offeror and/or any persons acting in concert with the offeror) to acquire the whole or any part of the issued ordinary share capital of Lloyds Banking Group plc and the right to cast more than 50 per cent of the votes which may ordinarily be cast on a poll at a general meeting of Lloyds Banking Group plc becomes or is certain to become vested in the offeror and/or any bodies corporate controlled by the offeror and/or any persons acting in concert with the offeror. The publication of a scheme of arrangement under the statutes providing for the acquisition by any person of the whole or part of the ordinary share capital of Lloyds Banking Group plc shall be deemed to be the making of an offer for this purpose.

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

VARIATION OF RIGHTS AND ALTERATION OF CAPITAL

Subject to the provisions of the Companies Act, the CREST Regulations and every other statute for the time being in force or any judgment or order of any court of competent jurisdiction concerning companies and affecting Lloyds Banking Group plc (the statutes), the rights attached to any class of shares for the time being in issue may (subject to their terms of issue) be varied or abrogated with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At any such separate meeting, the provisions of the Articles of Association relating to general meetings will apply, but the necessary quorum at any such meeting will be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of that class (except at an adjourned meeting, at which the quorum shall be any holder of shares of the class, present in person or by proxy) and any such person may demand a poll.

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

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

the register of members of Lloyds Banking Group plc in respect thereof. All transfers of shares which are in uncertificated form may be effected by means of a relevant system.

The directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares (not being fully paid shares) provided that, where any such shares are admitted to the Official List of the UK Financial Conduct Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The directors may also decline to register a transfer unless either:

–	the instrument of transfer and the lodging of such instrument complies with the requirements of the Articles of Association and the transfer is in respect of only one class of shares; or

–	the transfer is in favour of not more than four persons as the transferee.

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

Deferred shares are not transferable at any time other than with the prior written consent of the directors.

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

DISCLOSURE OF HOLDINGS EXCEEDING CERTAIN PERCENTAGES

The Disclosure and Transparency Rules of the UK Financial Conduct Authority require Lloyds Banking Group plc shareholders to notify Lloyds Banking Group plc if the voting rights held by such Lloyds Banking Group plc shareholders (including by way of a certain financial instrument) reach, exceed or fall below 3 per cent and each 1 per cent threshold thereafter up to 100 per cent. Under the Disclosure and Transparency Rules, certain voting rights in Lloyds Banking Group plc may be disregarded.

Pursuant to the Companies Act, Lloyds Banking Group plc may also send a notice to any person whom Lloyds Banking Group plc knows or believes to be interested in Lloyds Banking Group plc’s shares or at any time during the three years immediately preceding the date on which such notice is issued to have been so interested, requiring that person to confirm whether he has or had such an interest and if so details of that interest.

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

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

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

DIRECTORS

The business and affairs of Lloyds Banking Group plc shall be managed by the directors, who may exercise all such powers of Lloyds Banking Group plc (including its borrowing powers) as are not by the statutes or by the Articles of Association required to be exercised by Lloyds Banking Group plc in general meeting, subject to the Articles of Association, to the provisions of the statutes and to such regulations as may be set by special resolution of Lloyds Banking Group plc, but no regulation so made by Lloyds Banking Group plc will invalidate any prior act of the directors which would have been valid if such regulation had not been made.

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

DIRECTORS’ RETIREMENT

The Articles of Association provide that a director appointed by the board either to fill a casual vacancy or as an additional director shall retire at the annual general meeting next after his appointment but shall be eligible for election as a director at that meeting. The Articles of Association further provide that each director shall retire at the annual general meeting held in the third calendar year following the year in which he was elected or last re-elected and shall be eligible for re-election as a director at that meeting.

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

AUTHORISATION OF DIRECTORS’ INTERESTS

Subject to the provisions of the statutes, the directors can authorise any matter which would or might otherwise constitute or cause a breach of the duty of a director to avoid a situation in which he has or can have a direct or indirect interest that conflicts, or possibly may conflict, with the interests of Lloyds Banking Group plc.

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

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

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

MATERIAL INTERESTS

In general, the Companies Act requires that a director disclose to Lloyds Banking Group plc any personal interest that he may have and all related material information and documents known to him, in connection with any existing or proposed transaction by Lloyds Banking Group plc. The disclosure is required to be made promptly and in any event, no later than at the board of directors meeting in which the transaction is first discussed.

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

Subject to the provisions of the Companies Act, a director is entitled to vote and be countered in the quorum in respect of any resolution concerning any contract, transaction or arrangement or any other proposal:

–	in which he has an interest of which he is not aware;

–	in which he has an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

–	in which he has an interest only by virtue of interests in shares, debentures or other securities of the company, or by reason of any other interest in or through Lloyds Banking Group plc;

–	which involves the giving of any security, guarantee or indemnity to the director or any other person in respect of (i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the company or any of its subsidiary undertakings; or (ii) a debt or other obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

–	concerning an offer of shares or debentures or other securities of or by the company or any of its subsidiary undertakings (i) in which offer he is or may be entitled to participate as a holder of securities; or (ii) in the underwriting or subunderwriting of which he is to participate;

–	concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor, employee or otherwise, provided that he (together with persons connected with him) is not the holder of, or beneficially interested in, one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of the relevant body corporate;

–	relating to an arrangement for the benefit of the employees or former employees of the company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees or former employees to whom such arrangement relates;

–	concerning the purchase or maintenance by the company of insurance for any liability for the benefit of directors or for the benefit of persons who include directors;

–	concerning the giving of indemnities in favour of directors;

–	concerning the funding of expenditure by any director or directors on (i) defending criminal, civil or regulatory proceedings or actions against him or them, (ii) in connection with an application to the court for relief, or (iii) defending him or them in any regulatory investigations (and doing anything to enable any director or directors to avoid incurring such expenditure); and

–	in respect of which his interest, or the interest of directors generally, has been authorised by ordinary resolution.

Except as set out above and subject to the Companies Act, a director shall not be entitled to vote on any resolution in respect of any contract, transaction or arrangement, or any other proposal, in which he (or a person connected with him) is interested. Any vote of a director in respect of a matter where he is not entitled to vote shall be disregarded. A director shall not be counted in the quorum for a meeting of the directors in relation to any resolution on which he is not entitled to vote.

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

MEMORANDUM AND ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

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

REMUNERATION

Effective from October 1, 2013, Lloyds Banking Group plc must obtain a binding vote of shareholders on remuneration policy at least once every three years and an advisory vote on an implementation report on how the remuneration policy was implemented in the relevant financial year.

The ordinary remuneration of the directors is determined by ordinary resolution of Lloyds Banking Group plc and is divisible among the directors as they may agree, or, failing agreement, equally. However, any director who holds office for only part of the period in respect of which remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration relating to the period during which he has held office. Any director who holds an executive office, or who serves on any committee of the directors, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the directors may determine. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with Lloyds Banking Group plc (or any body corporate in which Lloyds Banking Group plc is interested), the proposals may be divided and considered in relation to each director separately. In such case, each of the directors concerned shall be entitled to vote, and be counted in the quorum, in respect of each resolution except that concerning his own appointment or the fixing or variation of the terms thereof.

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

ELECTRONIC COMMUNICATIONS

Subject to and in accordance with statute, Lloyds Banking Group plc has the right to offer shareholders the opportunity to have documents and information made available to them through Lloyds Banking Group plc’s website and in electronic form.

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

An individual shareholder or ADS holder who is resident in the UK for tax purposes will be entitled to a tax credit in respect of any dividend received from Lloyds Banking Group plc and will be taxable on the gross dividend, which is the aggregate of the dividend received and related tax credit. The value of the tax credit will be equal to one-ninth of the dividend received (and, therefore, 10 per cent of the gross dividend). The gross dividend will be treated as an individual’s marginal taxable income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. A UK resident individual shareholder or ADS holder who is liable to income tax at the higher rate or additional rate (higher rate is 40 per cent for the 2013-14 and 2014-15 tax years and additional rate is 45 per cent for the 2013-14 and 2014-15 tax years) will be subject to tax at the rate applicable to dividends for such shareholders or ADS holders (32.5 per cent for higher rate taxpayers for the 2013-14 and 2014-15 tax years, 37.5 per cent for additional rate taxpayers for the 2013-14 and 2014-15 tax years) on the gross dividend. The tax credit will be set against but will not fully discharge such shareholders’ or ADS holders’ tax liability on the gross dividend and they will have to pay additional tax. The additional tax is 22.5 per cent of the gross dividend for higher rate taxpayers and 27.5 per cent for additional rate taxpayers for the 2013-14 and 2014-15 tax years.

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

US FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material US federal income tax consequences of the ownership and disposition of ADSs or ordinary shares to the US holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own such securities. The summary applies only to US holders that hold ADSs or ordinary shares as capital assets for US federal income tax purposes. This discussion does not address any alternative minimum or Medicare Contribution tax consequences, nor does it address US Federal tax consequences to US holders that are subject to special rules, such as:

–	certain financial institutions;

–	dealers or traders in securities that use a mark-to-market method of tax accounting;

–	persons holding ADSs or ordinary shares as part of a hedge, straddle, wash sale, conversion or other integrated transaction or holders entering into a constructive sale with respect to ADSs or ordinary shares;

–	persons whose functional currency for US federal income tax purposes is not the US dollar;

–	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;

–	tax-exempt entities, including ‘individual retirement accounts’ or ‘Roth IRAs’;

–	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States;

–	partnerships or other entities classified as partnerships for US federal income tax purposes; or

–	persons that own or are deemed to own 10 per cent or more of the voting shares of Lloyds Banking Group plc.
204

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US holders may be taxable at favourable rates. Non corporate US holders should consult their tax advisers to determine whether the favourable rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

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

TAXATION OF CAPITAL GAINS

Gain or loss realised by a US holder on a sale or other disposition of ADSs or ordinary shares will be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realised on the disposition, in each case as determined in US dollars. Gains or losses, if any, will generally be US-source and will be long-term if the US Holder held the ADSs or ordinary shares for more than one year. The deductibility of losses is subject to limitations.

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

WHERE YOU CAN FIND MORE INFORMATION

The documents concerning the Lloyds Banking Group which are referred to herein may be inspected at the Securities and Exchange Commission (SEC). You may read and copy any document filed or furnished by the Group at the SEC’s public reference room in Washington D.C., at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. The SEC also maintains a website at www.sec.gov which contains, in electronic form, each of the reports and other information that the Group has filed electronically with the SEC.

ENFORCEABILITY OF CIVIL LIABILITIES

Lloyds Banking Group plc is a public limited company incorporated under the laws of Scotland. Most of Lloyds Banking Group plc’s directors and executive officers and certain of the experts named herein are residents of the UK. A substantial portion of the assets of Lloyds Banking Group plc, its subsidiaries and such persons, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon all such persons or to enforce against them in US courts judgments obtained in such courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. Furthermore, Lloyds Banking Group plc has been advised by its solicitors that there is doubt as to the enforceability in the UK, in original actions or in actions for enforcement of judgments of US courts, of certain civil liabilities, including those predicated solely upon the federal securities laws of the United States.

RISK FACTORS

Set out below are certain risk factors which could affect Lloyds Banking Group’s future results and cause them to differ from expected results in material respects. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Lloyds Banking Group’s businesses face. For information on Lloyds Banking Group’s risk management policies and procedures, see ’Lloyds Banking Group — Operating and financial review and prospects—Risk Management.’

CREDIT RELATED RISKS

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality, which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet.

The Group has exposures (lending, undrawn, derivative, equity or contingent) to many different products, counterparties and obligors and the credit quality of its exposures can have a significant impact on the Group’s earnings. Credit risk exposures are categorised as ‘retail’, arising primarily in the Retail, Consumer Finance and Run-Off divisions, and small and medium sized enterprises (SME) and ‘corporate’ (including medium and large corporate, banks, financial institutions and sovereigns), arising primarily in the Commercial Banking and Run-Off divisions. This reflects the risks inherent in the Group’s lending and lending related activities and in the Insurance division primarily in respect of investment holdings (including loan assets) and exposures to reinsurers. Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties or collateral, or in their behaviour or businesses, may reduce the value of the Group’s assets, and materially increase the Group’s write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside the Group’s control, including an adverse economic environment (in the UK and/or in countries both where the Group does and does not operate), reduced UK consumer and/or government spending (in light of the Group’s concentration in the UK), global economic slowdown, changes in the rating of individual counterparties, the debt levels of individual contractual counterparties and the economic environment they operate in, increased unemployment, reduced asset values, increased personal or corporate insolvency levels, reduced corporate profits, changes (and the timing, quantum and pace of these changes) in interest rates, volatility of oil price, changes in foreign exchange rates, higher tenant defaults, counterparty challenges to the interpretation or validity of contractual arrangements and any external factors of a political, legislative or regulatory nature. In recent years, the effects of the global economic crisis have driven cyclically high bad debt charges. There are many other factors that could impact credit risk, for example fraud, natural disasters, flooding and war.

The Group has credit exposure in both the UK and internationally, including Europe and the United States, including commercial real estate lending, where it has a high level of commercial real estate lending secured against secondary and tertiary non-prime assets in the UK and Republic of Ireland. The Group also has significant credit exposure to certain individual counterparties in cyclically weak sectors (such as leveraged lending, aviation, shipping and retail) and weakened geographic markets (such as the Republic of Ireland). In addition, the Group has concentrated country exposure in the UK and within certain industry sectors, namely real estate and real estate-related sectors. Retail customer portfolios (including those in the Retail Consumer Finance and Run-Off divisions) will remain strongly linked to the economic environment, with house price deterioration, unemployment increases, consumer over-indebtedness and rising interest rates among the factors that may impact secured and unsecured retail credit exposures.

In recent years, a number of factors such as Eurozone instability (including risk of economic stagnation, risk of a member leaving the Eurozone i.e. possibly Greece), the deterioration of capital market conditions, the global economic slowdown and measures adopted by the governments of individual countries have reduced and could further reduce households’ disposable income and businesses’ profitability. Such volatile conditions could also have a negative impact on customers’ ability to honour their obligations, which in turn would result in deterioration of the Group’s credit quality. If political conditions or uncertainty over the Eurozone, or the UK Government and Eurozone austerity measures and public spending cuts, result in a prolonged period of economic stagnation for the UK or Eurozone, or a slowdown in the rate of economic recovery, it may lead to further weakening of counterparty credit quality and subsequent higher impairment charges or fair value reductions in the Group’s lending and derivative portfolios. This could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The possibility of prolonged economic stagnation in the Eurozone or the risk of a member leaving the Eurozone i.e. possibly Greece could impact the UK’s own economic recovery. Given the extensive economic and financial linkages between the UK and the Eurozone this could impact upon the Group’s performance. The Group has credit exposure to SMEs and corporates, financial institutions, and securities which may have material direct and indirect exposures in the Eurozone countries. Any default on the sovereign debt of these countries and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could have a material adverse effect on the Group’s business.

At present, default rates are partly cushioned by low rates of interest which have improved customer affordability, but the risk remains of increased default rates as interest rates start to rise. The timing, quantum and pace of any rise in interest rates is a key risk factor with expectations on the timing and quantum of any rises set by the Bank of England. All new lending is dependent on the Group’s assessment of each customer’s ability to pay and there is an inherent risk that the Group has incorrectly assessed the credit quality or willingness of borrowers to pay possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing models to estimate the true risk of lending to counterparties. The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to the Group’s results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how macro-economic conditions might impair the ability of borrowers to repay their loans. As is the case with any such assessments, there is always a risk that the Group will fail to adequately identify the relevant factors or that it will fail to estimate accurately the impact of these identified factors.

Concentration of credit and market risk could increase the Group’s potential for significant losses.

The Group has exposure to concentration risk where its business activities focus particularly on a similar type of customer (borrower, Financial Institution or Central Counter Party), product, industrial sector or geographic location, including the UK market.

The Group has large sectorial concentrations (for example in real estate and real estate-related lending, leveraged lending, certain asset-based lending products such as shipping, asset-backed securities and floating rate notes issued by financial institutions), as well as significant global credit exposure. Additionally, the Group also has significant exposure to the UK residential mortgage market. Whilst progress has been made to mitigate concentration risk in certain portfolios (for example, real estate and real estate related lending, leveraged lending, asset-backed securities and floating rate notes issued by financial institutions), the Group remains cautious and continues to expect challenges in achieving the required level of sales to ameliorate remaining concentrations.

RISK FACTORS

The Group has significant real estate and real estate-related exposure, especially in secondary and tertiary assets, meaning that decreases in residential or commercial property values and/or increases in tenant defaults are likely to lead to higher impairment charges, which could materially affect the Group’s results of operations, financial condition or prospects.

The Group’s corporate lending portfolio also contains substantial exposure to large, mid-sized and private companies. These exposures to sectors that have experienced cyclical weakness in recent years, coupled with a historic strategy of taking large single name concentrations to non-listed companies, entrepreneurs and taking exposure at various levels of the capital structure, continue to give rise to significant single name (although reducing) and risk capital exposure. Whilst these exposures are appropriately provided for within the Board’s base case assumptions, they remain vulnerable to downside risks.

Although heavily provided for, the Group’s portfolio in the Republic of Ireland is materially exposed to the commercial (including hotel) and residential real estate sectors, which have been negatively impacted by the economic recession. As in the UK, the Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of loss should default occur.

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

The Group may be forced to record further credit valuation adjustments on securities insured or guaranteed by market counterparties, insurers and credit counterparties, which could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group has some limited remaining credit exposure to market counterparties through securities insured or guaranteed by such parties and credit protection bought from such parties with respect to certain over-the-counter (OTC) derivative contracts, mainly credit default swaps (CDS) which are recorded at fair value. The fair value of these CDS and other securities, and the Group’s exposure to the risk of default by the underlying counterparties, depend on the valuation and the perceived credit risk of the instrument insured or guaranteed or against which protection has been bought and the credit quality of the protection provider (e.g. the CDS counterparty). The Group seeks to limit and manage direct exposure to market counterparties, although indirect exposure may exist through other financial arrangements and counterparties. If the financial condition of market counterparties or their perceived creditworthiness deteriorates, the Group may record credit valuation adjustments on the underlying instruments insured by such parties. Any primary or indirect exposure to the financial condition or creditworthiness of these counterparties may have a materially adverse effect on the Group’s results of operations, financial condition or prospects.

Although Credit Value Adjustment (CVA), Debit Value Adjustment (DVA) and Funding Value Adjustment (FVA) is actively managed within the Group, in stressed market conditions adverse movements in these would result in a material charge to the Group’s profit and loss account.

CONDUCT RISKS

The Group is exposed to various forms of conduct risk in its operations, including the risk of misselling financial products, mishandling of complaints, business planning and strategy not being based upon customer need and processes and not supporting fair customer outcomes, and engaging in conduct which disrupts the fair and effective operation of a market in which it is active, any of which could have a material adverse effect on the Group’s results or its relations with its customers and regulators.

The Group is exposed to various forms of conduct risk in its operations. Such risks are inherent in banking services. These include business and strategic planning that does not consider customer need (leading to products being offered beyond target markets and misselling of financial products), ineffective management and monitoring of products and their distribution (which could result in customers receiving poor outcomes), a culture that is not customer-centric (potentially driving improper decision making and unfair outcomes for customers), outsourcing of customer service and product delivery via third parties that do not have the same level of control, oversight and culture as the Group (resulting in poor customer outcomes which could lead to reputational damage and regulatory investigations), the possibility of alleged misselling of financial products or the mishandling of complaints related to the sale of such products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in the Group’s financial accounts), poor governance of colleagues incentives and rewards and approval of schemes which drive poor customer outcomes. These can lead to remediation and regulatory intervention/enforcement and ineffective management and oversight of legacy conduct issues that result in customers who are undergoing remediation being poorly treated, and therefore further rectification being required. The Group is also exposed to the risk of engaging in conduct which disrupts the fair and effective operation of a market in which it is active.

The Group has implemented a number of policies in order to help mitigate against these risks. The Group’s Conduct Strategy ensures that business strategies within the Group are reviewed to ensure they reflect customer impacts and the mitigation of conduct risks. This is also aided by the Group’s Product Governance framework which ensures that products offered by the Group provide customers with fair value, meet the needs of the relevant target market throughout their life cycle and are distributed to customers appropriately. The Group has also prioritised activity to reinforce good conduct in its engagement with the markets in which it operates, together with the development of preventative and detective controls in order to be able to demonstrate this. Nonetheless, no assurance can be given that the strategy and framework will be effective and will not have an adverse effect on the Group’s results of operations, financial condition or prospects.

REGULATORY AND LEGAL RISKS

The Group and its businesses are subject to substantial regulation, and regulatory and framework oversight. Adverse legal or regulatory developments could have a significant material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group and its businesses are subject to ongoing regulation and associated regulatory risks, as well as the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK, the European Union and the other markets in which the Group operate.

RISK FACTORS

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

Unfavourable developments across any of these areas, discussed in greater detail below, could materially affect the Group’s ability to maintain appropriate liquidity, increase its funding costs, constrain the operation of its business and/or have a material adverse effect on the Group’s business, results of operations and financial condition. Areas where these changes could have an adverse effect on the Group include, but are not limited to:

(i)	general changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which the Group operates, any of which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

(ii)	external bodies applying or interpreting standards, laws or regulations differently to the Group;

(iii)	an uncertain and rapidly evolving prudential regulatory environment which could materially adversely affect the Group’s ability to maintain liquidity and increase its funding costs;

(iv)	changes in competitive and pricing environments, including markets investigations, or one or more of the Group’s regulators intervening to mandate the pricing of the Group’s products, as a consumer protection measure;

(v)	one or more of the Group’s regulators intervening to prevent or delay the launch of a product or service, or prohibiting an existing product or service;

(vi)	further requirements relating to financial reporting, corporate governance, corporate structure and conduct of business and employee compensation;

(vii)	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;

(viii)	changes to regulation and legislation relating to economic and trading sanctions, money laundering and terrorist financing; and

(ix)	regulatory changes which influence business strategy, particularly the rate of growth of the business, or which impose conditions on the sales and servicing of products, which have the effect of making such products unprofitable or unattractive to sell.

The Group faces risks associated with an uncertain and rapidly evolving prudential and international legal and regulatory environment.

The Group’s borrowing costs and access to capital markets, as well as its ability to lend or carry out certain aspects of its business, could be affected by prudential regulatory developments, including (i) the Financial Services (Banking Reform) Act 2013 (the ‘Banking Reform Act’); (ii) amendments to the EU legislation comprising the Capital Requirements Directive and the Capital Requirements Regulation (CRD IV), effective from 1 January 2014, or implementation in the UK under PS 07/13 and (iii) EU Directive 2014/59/EU establishing an EU-wide framework for the recovery and resolution of credit institutions and investment firms (BRRD), which was published in the Official Journal of the European Union on 12 June 2014 and became effective on 1 January 2015.

The Banking Reform Act received Royal Assent on 18 December 2013. The Act’s measures contained (i) ring-fencing domestic retail banking services of UK banks, (ii) Her Majesty’s Treasury (HM Treasury) increasing UK banks’ and building societies’ loss-absorbing capacity and (iii) elevating the status covered by the FSCS on a winding-up to rank ahead of the claims of all other unsecured creditors.

On 30 July 2014, the PRA and FCA published two joint consultation papers aimed at improving individual responsibility and accountability in the banking sector. These include:

•	a new approval regime for the most senior individuals whose behaviour and decisions have the potential to harm customers;

•	introducing new rules on remuneration to strengthen the alignment between long-term risk and reward in the banking sector; and

•	a new set of Conduct Rules, which takes the form of brief statements of high level principles, setting out the standards of behaviour for bank employees.

The PRA and FCA aim to publish the final rules in the second quarter of 2015 and will come into force on 7 March 2016.

The Group contributes to compensation schemes such as the UK Financial Services Compensation Scheme (the ‘FSCS’) in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. Further provisions in respect of these costs are likely to be necessary in the future. The ultimate cost to the industry, which will also include the cost of any compensation payments made by the FSCS and, if necessary, the cost of meeting any shortfall after recoveries on the borrowings entered into by the FSCS, remains uncertain but may be significant and may have a material effect on the Group’s business, results of operations and financial condition.

In Europe, Directive 94/19/EC on Deposit Guarantee Schemes (the ‘EU DGSD’) required EU member states to introduce at least one deposit guarantee scheme by 1 July 1995. The EU DGSD was reviewed and a new legislative proposal was published by the European Commission in July 2010. The main changes proposed included: a tightened definition of deposits; a requirement that the deposit guarantee scheme repay customers within one week; and that banks must be able to provide information at any time. On 15 April 2014, the European Parliament adopted the Commission’s proposal for a revision of Directive 94/19/EC and on 12 June 2014, the new Directive was published in the Official Journal of the EU.

At the European level, following the report of the European Commission’s high-level expert group on banking structural reform chaired by Erkki Liikanen (the ‘Liikanen Report’), published in 2012, structural reform measures that are similar to some of those contained in the Banking Reform Act are also under consideration. In January 2014, the European Commission announced proposals to ban certain of the largest, most systemically important banks within the EU from proprietary trading and to grant national regulators the power to require the transfer of certain trading activities of these banks from the deposit-taking business to a separate legal entity.

Given the early stages of these proposed reform measures, it is difficult to predict how any of the above proposals will be implemented and what financial obligations that may be imposed by the EU in relation thereto. However, depending on the specific nature of the requirements and how they are enforced, such changes could have a significant impact on the Group’s operations, business prospects, structure, costs and/or capital requirements.

RISK FACTORS

In November 2014, the Financial Stability Board (FSB) set out the key parameters for Total Loss Absorbing Capacity (TLAC) at the G20 summit in Brisbane. These requirements will be applied to global systemically important banks (G-SIBs), with implementation by 1 January 2019. The Group is not currently a G-SIB, therefore under current proposals TLAC requirements will not apply. In addition, the European Banking Authority (EBA) issued a consultation paper to implement a Minimum Requirement for Own Funds and Eligible Liabilities (MREL), which will apply to EU firms. These requirements will be set by the PRA, however, the calibration for quantum of MREL requirements is currently unclear at this time. MREL will be implemented from 1 January 2016 using a phased approach with final implementation by 1 January 2019. The implementation of these requirements could have a significant impact on the Group’s debt issuance strategy.

The Basel Committee on Banking Supervision (the ‘Basel Committee’) has approved significant changes to the previous framework including new capital and liquidity requirements intended to reinforce capital standards and to establish minimum liquidity standards for credit institutions (such changes being commonly referred to as ‘Basel III’).

The Basel III changes refer to, amongst other things, new requirements for the capital base, measures to strengthen the capital requirements for counterparty credit exposures arising from certain transactions and the introduction of a leverage ratio as well as short-term and longer-term standards for funding liquidity (referred to respectively as the ‘Liquidity Coverage Ratio’ and the ‘Net Stable Funding Ratio’). Basel III set an implementation deadline on member countries to implement the new capital standards from January 2013, the new Liquidity Coverage Ratio from January 2015 (though a delegated regulation, which has yet to come into force, states that the new Liquidity Coverage Ratio shall have a phased implementation from October 2015) and the Net Stable Funding Ratio from January 2018.

The Basel III reform package has been implemented in Europe through CRD IV which was published in the Official Journal of the European Union on 27 June 2013. Full implementation began from 1 January 2014, with particular elements being phased in over a period of time, to be fully effective by 2024.

In December 2013, the PRA published the final statement of policy (PS 7/13, Strengthening capital standards: implementing CRD IV feedback and final rules), which sets out the PRA rules in order to implement CRD IV in the UK. The regulatory regime is expected to evolve as a result of further changes to CRD IV agreed by EU legislators, binding regulatory technical standards and guidelines to be developed by the EBA and changes to the way in which the PRA interprets and applies these requirements to UK banks. Ongoing reforms being considered by the regulatory authorities concern the calculation of risk-weighted assets for Credit Risk, Market Risk and Operational Risk under the ‘Internal Ratings Based’ and ’Standardised’ approaches.

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

European Regulation 648/2012, known as the European Market Infrastructure Regulation (EMIR), introduces new requirements to improve transparency and reduce the risks associated with the derivatives market. EMIR came into force on 16 August 2012, although the main requirements are being progressively implemented through 2015. When it enters fully into force, EMIR will require entities that enter into any form of derivative contract, including interest rate, foreign exchange, equity, credit and commodity derivatives, to: report every derivative contract entered into to a trade repository; implement new risk management standards (including operational processes and margining) for all bilateral over the counter (OTC) derivative trades that are not cleared by a central counterparty; and clear, through a central counterparty, OTC derivatives that are subject to a mandatory clearing obligation. CRD IV aims to complement EMIR by applying higher capital requirements for bilateral, OTC derivative trades. Lower capital requirements for cleared trades are only available if the central counterparty is recognised as a ‘qualifying central counterparty’, which has been authorised or recognised under EMIR (in accordance with related binding technical standards).

Significant regulatory initiatives from the U.S. impacting the Group include the Dodd-Frank Wall Street Reform and Consumer Protection Act (the ‘Dodd-Frank Act’), which provides a broad framework for significant regulatory changes that extend to almost every area of U.S. financial regulation, and its implementing regulations. Although uncertainty remains about some of the final details, impact and timing of the Dodd-Frank Act’s implementing regulations, there will be additional costs and limitations on its business resulting from certain regulatory initiatives, including the final regulations implementing the Volcker Rule and the rules imposing registration and other requirements on entities that engage in derivatives activities.

The full impact of the derivative market regulations on the Group remains unclear, and could have a materially adverse effect on the Group’s results of operations, financial condition or prospects. In particular, the costs of complying with the regulations is expected to be burdensome, giving rise to additional expenses that may have an adverse impact on the Group’s financial condition. Additionally, such regulations could make it more difficult and expensive to conduct hedging and trading activities. As a result of these increased costs, the regulation of the derivative markets may also result in the Group deciding to reduce its activity in these markets.

The Group is continually assessing the impacts of legal and regulatory developments, including those described above which could have an effect on the Group and participates in relevant consultation and calibration processes to be undertaken by the various regulatory and other bodies. Implementation of such regulatory developments could result in additional costs or limits or restrict the way that the Group conducts business, although uncertainty remains about the details, impact and timing of such reforms. The Group continues to work closely with regulatory authorities and industry associations to ensure that it is able to identify and respond to proposed regulatory changes and mitigate against risks to the Group and its stakeholders. For further information, see ’Lloyds Banking Group – Regulation’.

The Group and its UK subsidiaries may become subject to the provisions of the Banking Act 2009, as amended, in certain significant stress situations. The potential impact on the Group is inherently uncertain.

Under the Banking Act 2009 as amended (the ‘Banking Act’), substantial powers have been granted to HM Treasury, the Bank of England and the PRA and FCA as successors to the United Kingdom Financial Services Authority (the ‘FSA’, together, the ‘Authorities’) as part of the special resolution regime (SRR). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits pursuant to Part 4A of the Financial Services and Markets Act 2000 (the ‘FSMA’) that are failing or are likely to fail to satisfy the threshold conditions (within the meaning of section 55B of the FSMA). The SRR consists of five stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a "bridge bank" established and wholly owned by the Bank of England; (iii) transfer all or part of the relevant entity or "bridge bank" to an asset management vehicle; (iv) making of one or more resolution instruments by the Bank of England; and (v) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. The SRR also provides for

RISK FACTORS

two new insolvency and administration procedures for relevant entities. Certain ancillary powers include the power to modify certain contractual arrangements in certain circumstances.

The final text of the BRRD, establishing a framework for the prevention, management and resolution of failing banks, was published in the Official Journal of the European Union on 12 June 2014 and entered into force on 2 July 2014, with Member States required to adopt necessary implementing measures under national law by no later than 31 December 2014. In the UK, the Banking Reform Act made provision for certain aspects of the ‘bail-in’ power and further legislation was enacted during 2014 in order to give full effect to the majority of the provisions of BRRD from 1 January 2015. Bail in is expected to apply to all of the Group’s unsecured senior and subordinated instruments with a maturity of greater than seven days.

The stated aim of the BRRD is to provide authorities designated by Member States to apply the resolution tools and exercise the resolution powers set forth in the BRRD (the ‘resolution authorities’) with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses. The powers granted to resolution authorities under the BRRD include (but are not limited to) (i) a ‘write-down and conversion power’ relating to Tier 1 and Tier 2 capital instruments and (ii) a ‘bail-in’ power relating to eligible liabilities (including the senior debt securities issued by the Group). Such powers give resolution authorities the ability to write down or write off all or a portion of the claims of certain unsecured creditors of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving Group entity, if any. Such resulting ordinary shares may also be subject to write down or write off. Such powers were implemented with effect from 1 January 2015.

The conditions for use of the bail-in power are, in summary, that (i) the regulator determines that the bank is failing or likely to fail, (ii) having regard to timing and other relevant circumstances, it is not reasonably likely that (ignoring the stabilisation powers) action will be taken by or in respect of the bank to avoid the failure of the bank, (iii) the relevant UK resolution authority determines that it is necessary having regard to the public interest to exercise the bail-in power in the advancement of one of the statutory objectives of resolution and (iv) that one or more of those objectives would not be met to the same extent by the winding up of the bank. The BRRD, as implemented, contains certain other limited safeguards for creditors in specific circumstances which (a) in the case of the write down and conversion power, may provide compensation to holders of the relevant capital instruments via the issue or transfer of ordinary shares of the bank or its parent undertaking in certain circumstances and (b) in the case of senior creditors, aim to ensure that they do not incur greater losses than they would have incurred had the relevant financial institution been wound up under normal insolvency proceedings.

In addition to the BRRD described above, it is possible that the exercise of other powers under the Banking Act to resolve failing banks in the United Kingdom and give the authorities powers to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers, could have a material adverse effect on the rights of holders of the equity and debt securities issued by the Group, including through a material adverse effect on the price of such securities. The Banking Act also gives the Bank of England the power to override, vary or impose contractual obligations between a UK bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect. In addition, the Banking Act may be further amended and/or other legislation may be introduced in the United Kingdom to amend the resolution regime that would apply in the event of a bank failure or to provide regulators with other resolution powers.

Finally, the determination that securities issued by the Group will be subject to bail-in is likely to be inherently unpredictable and may depend on a number of factors which may be outside of the Group’s control. This determination will also be made by the relevant UK resolution authority and there may be many factors, including factors not directly related to the bank or the Group, which could result in such a determination. Because of this inherent uncertainty, it will be difficult to predict when, if at all, the exercise of a bail-in power may occur which would result in a principal write off or conversion to other securities, including equity. Moreover, as the criteria that the relevant UK resolution authority will be obliged to consider in exercising any bail-in power provide it with considerable discretion, holders of the securities issued by the Group may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and consequently its potential effect on the Group and the securities issued by the Group. Potential investors in the securities issued by the Group should consider the risk that a holder may lose all of its investment, including the principal amount plus any accrued interest, if such statutory loss absorption measures are acted upon.

The Group faces risks associated with its compliance with a wide range of laws and regulations.

The Group is exposed to various forms of legal and regulatory risk, including:

(i)	certain aspects of the Group’s activities and business may be determined by the relevant authorities, the Financial Ombudsman Service (FOS) or the courts not to have been conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the Ombudsman’s opinion;

(ii)	the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of the Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions;

(iii)	contractual obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;

(iv)	the intellectual property of the Group (such as trade names) may not be adequately protected;

(v)	the Group may be liable for damages to third parties harmed by the conduct of its business;

(vi)	the risk of regulatory proceedings and private litigation, arising out of regulatory investigations or otherwise (brought by individuals or groups of plaintiffs) in the UK and other jurisdictions; and

(vii)	the transfer of responsibility for regulating consumer credit from the OFT to the FCA. The FCA’s approach will focus on higher risk firms, and will have its own enforcement actions. The FCA’s consumer credit sourcebook (CONC) will be its basis for compliance and enforcement. Additionally, the Group is subject to the Consumer Credit Act 1974 (the ‘CCA’), which regulates a wide range of credit agreements and, since 1 April 2014, is enforced by the FCA. If requirements under the CCA as to licensing of lenders or brokers or entering into and documenting a credit agreement are not, or have not been met, the relevant agreement may not be enforceable against the borrower.

Regulatory and legal actions pose a number of risks to the Group, including substantial monetary damages or fines, the amounts of which are difficult to predict and may exceed the amount of provisions set aside to cover such risks. In addition, including as a result of regulatory actions, the

RISK FACTORS

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

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes that it has no liability or when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where the Group does not believe that it is legally compelled to do so. Failure to manage these risks adequately could materially affect the Group, both financially and reputationally.

The Group faces risks associated with the high level of scrutiny of the treatment of customers by financial institutions from regulatory bodies, the press and politicians.

The Group’s operations, in particular related to its treatment of customers, are subject to supervision by the FCA and other regulatory authorities. In recent periods, the UK banking industry has been subject to heightened attention from these regulatory authorities, as well as the press and the UK Government. The FCA in particular continues to focus on conduct of business issues through its supervision activities and its establishment of a new Payment Systems Regulator. Other regulatory efforts include the implementation of the UK Mortgage Market Review, which now requires lenders to obtain evidence of borrowers’ income so as to ensure that they can afford a mortgage, with forecasted interest rate rises. The Bank of England is currently putting in to place limitations on the ability of lenders to provide high loan-to-income mortgages. Increased scrutiny or regulatory development in these areas could materially affect the Group’s operation of its business and/or have a material adverse effect on the Group’s business, results of operations and financial condition.

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

Where provisions have already been taken in published financial statements or results announcements for ongoing legal or regulatory matters, these have been recognised, in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.

For example, the Group made provisions totalling £9,825 million between 2010 and 2013 against the costs of paying redress to customers in respect of past sales of PPI policies, including the related administrative expenses. However, in the year ended 31 December 2014, the Group made a further provision of £2,200 million, bringing the total provisions raised to 31 December 2014 to £12,025 million, of which approximately £2,520 million relates to anticipated administrative expenses, and £2,549 million remained unutilised as of that date. While the revised provision represents management’s best estimate of the likely overall cost of making redress to PPI customers, a number of material risks and uncertainties remain. The actual cost could differ materially from management’s estimate and could result in further, potentially significant, provisions being required. Such an increase could have an adverse impact on the Group’s financial condition and results of operations.

Provisions have not been taken where no obligation (as defined in IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’) has been established, whether associated with a known or potential future litigation or regulatory matter. Accordingly, an adverse decision in any such matters could result in significant losses to the Group which have not been provided for. Such losses would have an adverse impact on the Group’s financial condition and operations.

BUSINESS AND ECONOMIC RISKS

The Group’s businesses are subject to inherent risks arising from general macro-economic conditions in the UK, the Eurozone and other markets, the instability of the financial markets and the sovereign debt crisis.

The Group’s businesses are subject to inherent risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the UK, in which the Group’s earnings are predominantly generated and in which the Group’s operations are increasingly concentrated following the strategic reduction of its international presence. The Group may have credit exposure outside the UK even if it does not have a presence in such countries. Although economic indicators in the UK have improved recently, any significant macro-economic deterioration in the UK and/or other economies in which the Group operates or has legacy business such as the Republic of Ireland and the United States, could have a material adverse effect on the results of operations, financial condition or prospects of the Group. Additionally, the profitability of the Group’s businesses could be affected by market factors such as unemployment, which remains above pre-crisis levels despite falling sharply and which may continue even following the return to economic growth of certain parts of the markets in which the Group operates. Lack of continued growth, or reduced economic growth, in the UK, changes (and the timing, quantum and pace of those changes) in interest rates, still high unemployment in the UK or elsewhere, reduced corporate profitability, reduced personal income levels, reduced UK Government and/or consumer expenditure, increased personal or corporate and SME insolvency rates, increased tenant defaults or increased interest rates may reduce borrowers’ ability to repay loans and may cause prices of residential or commercial real estate or other asset prices to fall further, thereby reducing the collateral value on many of the Group’s assets. These, in turn, could cause increased impairments and/or fair value adjustments.

In addition to the possibility of macro-economic deterioration, particularly in the Eurozone, any increase of financial market instability may represent further risk to the Group’s business. The outlook for global growth remains uncertain due to issues such as Geo Political tensions i.e. fallout from Ukraine/Russia, Middle Eastern instability and growth levels in Asia, India and China. The Group has significant exposures, particularly by way of loans, in a number of overseas jurisdictions, notably the Republic of Ireland and the United States, and is therefore subject to various

RISK FACTORS

risks relating to the stability of these financial markets. The global financial system has suffered considerable turbulence and uncertainty in recent years and, despite recent growth in the United Kingdom and United States, the outlook for the global economy over the near to medium term remains challenging.

In the Eurozone, the economic recovery has failed to gather momentum, after exiting recession. Weak growth and deflationary pressures, together with high levels of private and public debt, outstanding weaknesses in the financial sector and reform fatigue, remain a concern, despite improved financial market conditions. The possibility of prolonged low growth in the Eurozone could stall the UK’s own economic recovery, given the extensive economic and financial linkages between the UK and the Eurozone. The UK’s trade and current account balances with the Eurozone would be likely to deteriorate further, negatively affecting UK growth. Moreover, the negotiations between Greece and the Troika of creditors (IMF, ECB, and European Commission) raise the risks of renewed market turmoil and Greece’s exit from the Eurozone.

In addition, developing macro-economic uncertainty in markets in China and throughout Asia and other markets could pose threats to global economic recovery. Financial markets may experience renewed periods of volatility, especially given the recent sharp fall in oil prices, with a return of a risk of contagion, which may place new strains on funding markets.

The Group has credit exposure to SMEs and corporates, financial institutions and securities which may have material direct and indirect exposures in the Eurozone countries and other international countries. With the exception of the Group’s lending exposures in the Republic of Ireland, its direct credit exposure to the Eurozone through sovereign and private sector exposure is relatively small and has been managed steadily downward since 2008.

Nonetheless, any default on the sovereign debt of these countries and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could have a material adverse effect on the Group’s business. The exit of a member state from the European Monetary Union (EMU) could result in deterioration in the economic and financial environment in the UK and Eurozone that would materially affect the capital and the funding position of participants in the banking industry, including the Group. This could also give rise to operational disruptions to the Group’s business.

The effects on the European and global economy of the exit of one or more European Union Member States from the EMU or the redenomination of financial instruments from the Euro to a different currency, are impossible to predict and protect fully against in view of (i) economic and financial instability in the Eurozone, (ii) the severity of the recent global financial crisis, (iii) difficulties in predicting whether the current signs of recovery will be sustained and at what rate, (iv) the uncertain legal position, and (v) the fact that many of the risks related to the business are totally, or in part, outside the control of the Group. However, if any such events were to occur they would likely result in (a) significant market dislocation, (b) heightened counterparty risk, (c) an adverse effect on the management of market risk and, in particular, asset and liability management due, in part, to redenomination of financial assets and liabilities, or (d) a material adverse effect on the results of operations, financial condition or prospects of the Group. Any adverse changes affecting the economies of the countries in which the Group has significant direct and indirect credit exposures, including those discussed above and any further deterioration in global macro-economic conditions, could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

Any tightening of monetary policy in jurisdictions in which the Group operates could affect the financial condition of its customers, clients and counterparties, including governments and other financial institutions, which could in turn adversely affect the Group’s results of operations.

It is currently expected that some major central banks, including in the United States and UK, will begin to raise their policy interest rates within the coming one to two years as their economies continue to recover from the financial crisis. Monetary policy has been highly accommodative in recent years, including the Bank of England and HM Treasury ‘Funding for Lending’ scheme and the ‘Help to Buy’ programme in the UK, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. Such a long period of stimulus has increased uncertainty over the impact of its reduction, including the possibility of a withdrawal of such programmes which could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, potentially higher interest rates and falling property prices in the markets in which the Group operates, and consequently to an increase in delinquency rates and default rates among customers. Similar risks result from the exceptionally low level of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity. The adverse impact on the credit quality of the Group’s customers and counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets and higher levels of impairment allowances, which could have an adverse effect on the Group’s operations, financial condition or prospects. The Group has credit exposure to SMEs and corporate financial institutions, and securities which may have material direct and indirect exposures in the Eurozone countries. Any default on the sovereign debt of these countries and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could have a material adverse effect on the Group’s business.

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

Market movements will continue to have a significant impact on the Group in a number of key areas. For example, adverse market movements have had and would have an adverse effect, which could be material, upon the financial condition of the defined benefit pension schemes of the Group. The schemes’ main exposures are to real rate risk and credit spread risk. These risks arise from two main sources: the ‘AA’ corporate bond liability discount rate and asset holdings. Banking and trading activities that are undertaken by the Group are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. For example, changes in interest rate levels, interbank margins over official rates, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. The potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits may restrict the Group in its ability to change interest rates applying to customers in response to changes in official and wholesale market rates.

The insurance business of the Group faces market risk arising, for example, from equity, bond (through credit and credit spread risk) and property markets in a number of ways depending upon the product and associated contract. For example, the annual management charges received in respect of investment and insurance contracts fluctuate, as do the values of the contracts, in line with the markets. Some of these risks are borne

RISK FACTORS

directly by the customer and some are borne by the insurance business. Some insurance contracts involve guarantees and options that increase in value in adverse investment markets. There is a risk that the Group’s insurance business will bear some of the cost of such guarantees and options. The Group’s insurance business also has capital directly invested in the markets that is exposed to market risk. The performance of the investment markets will thus have a direct impact upon the profit from investment contracts and on the Insurance VIF (Value in Force) and the Group’s operating results, financial condition or prospects. Adverse market conditions affect investor confidence, which in turn can result in lower sales and/or reduced customer persistency.

Changes in foreign exchange rates, including U.S. dollars, Euro and Australian dollars, affect the value of assets and liabilities denominated in foreign currencies. Such changes and the degree of volatility with respect thereto may affect earnings reported by the Group. In the Group’s international business, earnings and net assets are denominated in local currencies, which will fluctuate with exchange rates in pounds sterling terms.

Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group. Negative fair value adjustments have had, and may continue to have in the future, a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group has material exposures to securities and other investments, including asset-backed securities, structured investments and private equity investments that are recorded by the Group at fair value. These have been and may be subject to further negative fair value adjustments, particularly in view of the volatile global markets and challenging economic environment. Although CVA/DVA/FVA is actively managed within the Group, in stressed market conditions adverse movements in these could result in a material charge to the Group’s profit and loss account.

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

The effect of such redesignations has been, and would be, that any effect on the income statement of movements in the fair value of such redesignated assets that have occurred since 1 July 2008, in the case of assets redesignated prior to 1 November 2008, or which may occur in the future, may not be recognised until such time as the assets become impaired or are disposed of. No asset redesignations were made in 2014. In addition, in circumstances where fair values are determined using financial valuation models, the Group’s valuation methodologies may require it to make assumptions, judgements and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain, particularly in light of the uncertainty as to the strength of any global economic recovery and continuing downside risks and during periods of market volatility and illiquidity, and any consequential impairments or write-downs could have a material adverse effect on the Group’s operating results, capital ratios, financial condition or prospects.

In July 2014, the International Accounting Standards Board (the ‘IASB’) published a new accounting standard for financial instruments (IFRS 9) that will introduce a new model for recognising and measuring impairment based on expected credit losses, rather than an incurred loss model currently applied under IAS 39. The new standard is expected to become effective for annual periods beginning on or after 1 January 2018.

The Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.

The markets for UK financial services, and the other markets within which the Group operates, are competitive, and management expects such competition to continue or intensify in response to competitor behaviour, new entrants to the market, including non-traditional financial services providers, consumer demand, technological changes such as the growth of digital banking, and the impact of regulatory actions and other factors. The Group’s financial performance and its ability to maintain or capture additional market share depends significantly upon the competitive environment and management’s response thereto.

Intervention by the UK Government competition authorities and/or European regulatory bodies and/or governments of other countries in which the Group operates, including in response to any perceived lack of competition within these markets by such regulatory authorities, may significantly impact the competitive position of the Group relative to its international competitors, which may be subject to different forms of government intervention, thus potentially putting the Group at a competitive disadvantage.

The Competition and Markets Authority (CMA) launched a full market investigation into competition in the SME banking and personal current account markets in November 2014. This, combined with recent political debate on the reform of the UK banking markets, other current or potential competition reviews, the new payment systems regulator and the new FCA statutory objective to promote competition, along with concurrent competition powers from April 2015, may lead to proposals or initiatives impacting the Group to reduce competition concerns, and greater UK government and regulatory scrutiny in the future. Additionally, the Group may be affected by changes in regulatory oversight following the pension review recommended by the Department for Work and Pensions. For more information on the Group’s regulatory environment, see ‘Lloyds Banking Group – Regulation – Competition Regulation’.

The internet and mobile technologies are changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking over the last three years. The Group faces competition from established providers of financial services as well as the threat of competition from banking business developed by non-financial companies, including technology companies, with strong brand recognition including technology companies.

As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of the Group’s existing competitors in that market. Any of these factors or a combination thereof could result in a significant reduction in the profit of the Group.

RISK FACTORS

OPERATIONAL RISKS

The Group could fail to attract or retain senior management or other key employees.

The Group’s success depends on its ability to attract, retain and develop high calibre talent. Achievement of this aim may be impacted by the pending introduction of the new Senior Managers Regime and Certification Regime which will come into force in March 2016. The new Framework is anticipated to include a criminal offence of reckless misconduct, reverse burden of proof and increasing use of senior management attestation. In addition, the proposed limits on variable pay and ‘clawback’ requirements which were introduced pursuant to CRD IV in the UK may put the Group at a competitive disadvantage as compared to companies who are not subject to such restrictions. In addition, macro-economic conditions and negative media attention on the financial services industry may adversely impact employee retention, colleague sentiment and engagement.

Failure to attract and retain senior management and key employees could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

Operational risks such as weaknesses or failures in the Group’s processes, systems and security and risks due to reliance on third party services and products could materially adversely affect the Group’s operations, financial condition or prospects, and could result in the reputational damage of the Group.

Operational risks, through inadequate or failed processes, systems (including financial reporting and risk monitoring processes) or security, or from people-related or external events, including the risk of fraud and other criminal acts carried out against the Group, are present in the Group’s businesses. The Group’s businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness or errors in these processes, systems or security could have an adverse effect on the Group’s results, reporting of such results, and on the ability to deliver appropriate customer outcomes during the affected period which may lead to an increase in complaints and damage to the reputation of the Group.

Specifically, failure to develop, deliver or maintain effective IT solutions could have a material adverse impact on customer service. Any prolonged loss of service availability could damage the Group’s ability to service its customers, could result in compensation costs and could cause long-term damage to the Group’s business and brand. Furthermore, failure to protect the Group’s operations from increasingly sophisticated cyber-attacks could result in the loss of customer data or other sensitive information, for more information see ‘Risk Factors—Operational risks—The Company’s business is subject to risks related to cyber crime’. The resilience of the Group’s IT is of paramount importance to the Group; accordingly, significant investment has been, and will continue to be, made in IT infrastructure and supporting capabilities to ensure its resilience and subsequently the delivery of services to customers. The Group continues to invest in IT and information security control environments, including activity on user access management and records management to address evolving threats. The Group maintains contingency plans for a range of Group specific and industry wide IT and breach of security scenarios. The Group’s Board is redefining the Group’s Cyber Risk Appetite and is supporting incremental investment to help mitigate this risk.

The Group adopts a risk based approach to mitigate the external fraud risks it faces, reflecting the current and emerging external fraud risks within the market. This approach drives an annual programme of enhancements to the Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Through Group-wide policies and operational control frameworks, the Group has developed a robust fraud operating model with centralised accountability. The Group’s fraud awareness programme remains a key component of its fraud control environment. Although the Group devotes significant resources to maintain and regularly update its processes and systems that are designed to protect the security of the Group’s systems, software, networks and other technology assets, there is no assurance that all of the Group’s security measures will provide absolute security. Any damage to the Group’s reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in Group systems, processes or security could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

Third parties upon which the Group relies for important products and services could also be sources of operational risk, specifically with regard to security breaches affecting such parties. Many of the operational risks described above also apply when the Group relies on outside suppliers or vendors to provide key components of its business infrastructure. The Group may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. Additionally, any problems caused by these third parties, including as a result of their not providing the Group their services for any reason, their performing their services poorly, or employee misconduct, could adversely affect the Group’s ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors could also entail significant delays and expense.

Notwithstanding anything in this risk factor, this risk factor should not be taken as implying that either the Company or any relevant company within the Group will be unable to comply with its obligations as a company with securities admitted to the Official List or as a supervised firm regulated by the FCA and the PRA.

The Company’s business is subject to risks related to cyber crime.

The Group relies on the effectiveness of its Group Information and Cyber Security policy and associated procedures, infrastructure and capabilities to protect the confidentiality, integrity and availability of information held on its computer systems, networks and mobile devices and on the computer systems, networks and mobile devices of third parties on whom the Company relies. The Group also takes protective measures to protect itself from attacks designed to prevent the delivery of critical business processes to its customers. Despite preventative measures, the Group’s computer systems, software, networks and mobile devices, and those of third parties on whom the Group relies, may be vulnerable to cyber-attacks, sabotage, unauthorised access, computer viruses, worms or other malicious code, and other events that have a security impact. Such an event may impact the confidentiality of the Group’s or its clients’, employees’ or counterparties’ information or the availability of services to customers. As a result, the Group could experience material financial loss, loss of competitive position, regulatory actions, breach of client contracts, reputational harm or legal liability, which, in turn, could cause a decline in the Group’s earnings. The Group may be required to spend additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and it may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that it maintains. Any failure in the Group’s cyber security policies, procedures or capabilities, or cyber-related crime, could lead to the Group suffering reputational damage and a loss of clients and could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

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

TSB servicing requirements may adversely impact the Group.

As part of the divestment of TSB, the Group has committed to providing certain ongoing services to TSB, which may result in reputational and financial exposure for the Group in the course of providing such services. For example, TSB relies on the Group for the provision of its IT systems and supporting infrastructure as well as related services. However, the on-going provision of services to TSB under these plans may involve significant demands on the attention of the Group’s senior management, in particular in respect of managing the conflict of interests, confidentiality of data, and competition issues as a part of providing services to a competitor bank, which fall under the regulatory remit of the Group’s regulators. If these arrangements do not operate as planned, there could be negative impacts on the operation of the Group’s business. In addition the Group has made financial commitments to support any planned move by TSB to an alternative provider of IT systems and infrastructure.

The Group’s financial condition may also be exposed to risk with respect to the control, management and results of operations of TSB. As at 27 February 2015 the Group retains partial ownership of TSB and further divestment is expected to occur in multiple stages. Therefore, the Group’s financial condition is partially reliant on TSB’s operational performance during the period prior to full divestment. The Group does not control TSB’s board, nor manage the operations of TSB or control its management. The board of TSB may:

(i)	have economic or business interests or goals that are inconsistent with or are opposed to those of the Group, in particular related to its retail banking activities in the UK;

(ii)	take action contrary to the Group’s policies or objectives with respect to its investments or commercial arrangements; or

(iii)	fail to comply with applicable regulatory regimes, or to operate in compliance with other standards that the Group applies in its own operations.

For risks related to the Restructuring Plan and the Group’s divestment of TSB, or the failure of the Group to fully divest of its remaining interest in TSB, see section entitled ‘Risk Factors—Government related risks—The Group is subject to European state aid obligations following the approval of a Restructuring Plan in 2009. The implementation of the Restructuring Plan may have consequences that are materially adverse to the interests of the Group’.

The Group must comply with anti-money laundering, anti-bribery and sanctions regulations, and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could expose it to liability.

The Group is required to comply with applicable anti-money laundering, anti-terrorism, sanctions, anti-bribery and other laws and regulations in the jurisdictions in which it operates. These laws and regulations require the Group, amongst other things, to adopt and enforce “know-your-customer” policies and procedures and to report suspicions of money laundering and in some countries specific transactions to the applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel, and have become the subject of enhanced government and regulatory supervision.

The Group has adopted policies and enhanced its procedures aimed at detecting and preventing the use of its banking network and services for money laundering and related activities, applying systems and controls on a risk-based approach throughout its businesses and operations. These controls, however, may not completely eliminate instances where third parties seek to use the Group’s products and services to engage in money laundering and other illegal or improper activities. In addition, while the Group reviews its relevant counterparties’ internal policies and procedures with respect to such matters, the Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using the Group (and its relevant counterparties) as a conduit for money laundering (including illegal cash operations) without the Group’s (and its relevant counterparties’) knowledge. If the Group is associated with, or even accused of being associated with, or becomes a party to, money laundering, then the Group’s reputation could suffer and/or it could become subject to fines, sanctions and/or legal enforcement (including being added to any ‘black lists’ that would prohibit certain parties from engaging in transactions with the Group), any one of which could have a material adverse effect on the Group’s operating results, financial condition and prospects.

To the extent that the Group fails to comply fully with applicable laws and regulations, the relevant government and regulatory agencies to which it reports have the power and authority to impose fines and other penalties on the Group, including the revocation of licences. In addition, the Group’s business and reputation could suffer if customers use its banking network for money laundering or illegal or improper purposes.

The Group may fail to execute its ongoing strategic change initiatives, and the expected benefits of such initiatives may not be achieved at the time or to the extent expected, or at all.

The Group has a number of strategic initiatives which it pursues on an ongoing basis. For example, the Group has a programme for reducing costs, improving efficiency and financial performance, and enhancing the overall customer experience by simplifying and reshaping the Group’s businesses. As the Group moves into the second phase of this strategy there is considerable focus on digitisation and ensuring the Group meets customer demands through digital and mobile platforms. This approach will support the Group in achieving its cost targets.

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

Failure to execute the Group’s strategic initiatives successfully could have an adverse effect on the Group’s ability to achieve the stated targets and other expected benefits of these initiatives, and there is also a risk that the costs associated with implementing such initiatives may be higher than the financial benefits expected to be achieved, which could materially adversely impact the Group’s operations, financial condition and prospects.

RISK FACTORS

The Group could be exposed to industrial action and increased labour costs resulting from a lack of agreement with trade unions.

Within the Group, there are currently four recognised unions for the purposes of collective bargaining. Combined, these collective bargaining arrangements apply to around 95 per cent of the Group’s total workforce. The Group estimates that approximately 60 to 70 per cent of its employees are members of one of the recognised trade unions.

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

In addition, corporate and institutional counterparties may seek to reduce aggregate credit exposures to the Group (or to all banks) which could increase the Group’s cost of funding and limit its access to liquidity. The funding structure employed by the Group may also prove to be inefficient, thus giving rise to a level of funding cost where the cumulative costs are not sustainable over the longer term. The funding needs of the Group may increase and such increases may be material to the Group’s operating results, financial condition or prospects. The Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets to meet its funding needs. The ability of the Group to gain access to wholesale and retail funding sources on satisfactory economic terms is subject to a number of factors outside its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and the level of confidence in the UK banking system, any of which could have a material adverse effect on the Group’s profitability or, in the longer term and under extreme circumstances, its ability to meet its financial obligations as they fall due.

Medium-term growth in the Group’s lending activities will depend, in part, on the availability of retail deposit funding on appropriate terms, for which there is increasing competition. For more information see ‘Risk Factors—Business and economic risks—The Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.’ This reliance has increased recently given the Group’s reduction in wholesale funding. The ongoing availability of retail deposit funding on appropriate terms is dependent on a variety of factors outside the Group’s control, such as general macro-economic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and in the Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on the Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on the Group’s future growth.

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

A reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience could significantly increase its borrowing costs and limit its issuance capacity in the capital markets. As an indicator, during 2014 the spread between an index of ‘A’ rated long-term senior unsecured bank debt and an index of similar ‘BBB’ rated bank debt, both of which are publicly available, has averaged 37 basis points. The applicability to and implications for the Group’s funding cost would depend on the type of issuance and prevailing market conditions. The impact on the Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

Following the recent UK implementation of the EU BRRD, rating agencies may review their ratings for the Group, to reassess the likelihood of UK extraordinary government support. On 3 February 2015 Standard & Poor’s lowered the long term ratings on the two holding companies Lloyds Banking Group plc and HBOS plc by two notches to the ‘BBB’ level. The operating companies Lloyds Bank plc and Bank of Scotland plc continue to have long term ratings of ‘A’ but have been placed on CreditWatch with negative implications. At the same time Standard & Poor’s announced that the holding companies of the Group have a positive outlook as they could revise upward the unsupported Group Credit Profile of Lloyds Banking Group. Lloyds Bank plc is currently rated ‘A1’ by Moody’s and ‘A’ by Fitch, however it is likely that they may review these ratings later in 2015, taking into account regulatory changes, particularly relating to Recovery and Resolution. Rating agencies regularly evaluate the Group and

RISK FACTORS

the Company, and their ratings of longer-term debt are based on a number of factors, including the Group’s financial strength as well as factors not entirely within the Group’s control, including conditions affecting the financial services industry generally. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the Group or the Company will maintain its current ratings. Downgrades of the Group’s longer-term credit rating could lead to additional collateral posting and cash outflow. As at 31 December 2014, a hypothetical instantaneous two notch downgrade of the Group’s current long-term credit rating and accompanying short-term downgrade implemented simultaneously by all major rating agencies, could result in an outflow of £2.5 billion of cash over a period of up to one year, £2.4 billion of collateral posting related to customer financial contracts and £8.6 billion of collateral posting associated with secured funding. Any reduction in the Group’s longer-term credit rating may result in increased borrowing costs, a reduction in access to capital markets or a reduction in liquidity, which could materially adversely affect the Group’s results of operations, financial condition or prospects.

The Group’s borrowing costs and access to capital markets could also be affected by various regulatory developments such as the Banking Reform Act, amendments to CRD IV and the coming into force of the BRRD.

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

If the Group has or is perceived to have a shortage of capital then it may be subject to regulatory interventions and sanctions and may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive. Depending on the extent of any actions to improve the capital position there could be a material adverse effect on the Group’s business, including its operating results, financial condition and its prospects. This, in turn, may affect the Group’s capacity to continue its business operations, pay future dividends and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential. If, in response to such shortage, the Group raises additional capital through the issuance of share capital or capital instruments, existing shareholders or holders of debt of a capital nature may experience a dilution of their holdings. If a capital or debt instrument is converted to share capital as a result of a trigger within the contractual terms of the instrument or through the exercise of statutory powers then depending upon the terms of the conversion, existing shareholders may experience a dilution of their holdings. Separately the Group may address a shortage of capital by taking action to reduce leverage and/or risk-weighted assets, by modifying the Group’s legal entity structure or by business disposals. Such actions may impact the underlying profitability of the Group.

A shortage of capital could arise from:

•	A depletion of the Group’s capital resources through increased costs or liabilities and reduced asset values which could arise as a result of the crystallisation of the credit-related risks, the regulatory and legal risks, the business and economic risks, the operational risks, the financial soundness-related risks, the government related risks and other risks described herein.

•	An increase in the amount of capital that is needed to be held. This might be driven by a change to the actual level of risk faced by the Group or to changes in the minimum levels required by legislation or by the regulatory authorities, or it may be driven by an increase to the Group’s view of the management buffer it should hold taking account of, for example, the capital levels or capital targets of the Group’s peer banks or through the changing views of rating agencies.

Risks associated with the regulatory framework are described below:

Within the prevailing UK regulatory capital framework, the Group is subject to extensive regulatory supervision in relation to the levels of capital in its business. New or revised minimum and buffer capital requirements (including systemic and/or countercyclical capital requirements) could be applied and/or the manner in which existing regulatory requirements are applied to the Group could be changed by the regulatory authorities. For example:

•	Some of the Group’s risk-weighted assets are calculated from the Group’s approved models. These are subject to regular review on a rolling basis to ensure that they remain appropriate in prevailing economic and business conditions. These reviews and model implementation may lead to increased levels of risk-weighted assets and/or expected loss, and so to lower reported capital ratios.

•	The minimum capital requirements derived from risk-weighted assets are supplemented by the PRA, under Pillar 2 of the regulatory capital framework, through bank specific additional minimum requirements (informed by the ICAAP and set through Individual Capital Guidance) and through buffer requirements (as an outcome of PRA stress testing). There is a risk that through these Pillar 2 processes the PRA may require the Group to hold more capital than is currently planned.

In addition, there is a risk that the extensive reforms being implemented within the EU and the UK to the regulatory capital framework will give rise to higher regulatory capital expectations than the Group has anticipated within its strategic plans. Specific key examples are:

•	Whilst a large number of regulatory changes were implemented in the UK on 1 January 2014 as a consequence of the CRD IV legislation, a number of supplementary regulatory technical standards and guidelines are still being developed by the European Banking Authority (EBA). The EBA is tasked with drafting 244 regulatory technical standards and guidelines to supplement the core CRD IV rules, and they have until 2017 to complete this action. Whilst the Group does not anticipate any material change to capital requirements as a consequence of the regulatory technical standards and guidelines there is a risk that this may not be the case. As at 31 December 2014, the EBA had finalised 69 of the 244 additional regulatory technical standards and guidelines.

•	On 31 October 2014, the Bank of England’s Financial Policy Committee (FPC) recommended a framework of leverage requirements including minimum and buffer leverage ratios which the Group expects will be implemented within the UK in stages through to 2019. By 2017 both the EBA and the Basel Committee are expected to recommend minimum leverage ratios. The eventual outcome could be leverage requirements that are binding measures upon the Group requiring the Group to take action to improve its capital position.

•	Both global and UK regulators are yet to finalise additional requirements for the banks that represent the greatest systemic threat (G-SIBs). The Financial Stability Board recommended additional requirements for G-SIBs after the G20 meeting in November 2014 (Brisbane) and there is a risk that similar requirements will be applied to domestic systemically important banks (D-SIBs) that are more onerous than the Group anticipates. In 2015, the FPC intends to set out a framework for setting systemic risk buffers for UK ring-fenced banks and large building societies to take effect from 2019. Again, there is a risk that the requirements will be more severe than has been anticipated.
218

RISK FACTORS

•	In January 2015 the PRA issued a consultation paper setting out proposed changes to the Pillar 2 framework, including the methodologies that the PRA proposes to use to inform its setting of firms’ Pillar 2A capital requirements. It is not yet clear how these proposals will impact the Group.

•	More generally and in the longer term, the Basel Committee on Banking Supervision is considering revisions to the Basel Accord covering; credit risk capital requirements, operational risk capital requirements, market risk capital requirements and potentially introducing minimum requirements for interest rate risk in the banking book. However, it is still too early to understand the full impact of these reforms.

•	A framework is being established within the EU and in the UK for the prevention, management and resolution of failing banks, which includes requirements for structural ring-fencing of retail and commercial banking activities and a facility to bail-in (write down or convert to equity) a wide range of liabilities. The European Commission formally adopted the final compromise text of the BRRD on 6 May 2014 and this has been transposed into UK law through the Banking Reform Act. However some details of the BRRD remain to be finalised, with initial recommendations from the EBA and in the UK the PRA is still to make rules to implement the provisions in the Banking Reform Act. The outcome of these reforms in aggregate is expected to impact the way the Group is structured and to lead to the introduction of requirements for banks to hold a minimum amount of capital and debt that is capable of being bailed-in, during times of stress. For more information, see sections entitled ’Risk Factors – Regulatory and legal risks – The Group faces risks associated with an uncertain and rapidly evolving prudential and international legal and regulatory environment’ and ‘Risk Factors – Regulatory and legal risks – The Group and its UK subsidiaries may become subject to provisions of the Banking Act 2009, as amended, in certain significant stress situations. The potential impact on the Group is inherently uncertain’.

•	Finally, Solvency II is a fundamental revision of the current capital adequacy regime for the European insurance industry impacting the Group’s life assurance and general insurance businesses. It aims to establish a revised set of EU-wide capital requirements where the required regulatory capital will be dependent upon the risk profile of the entities, together with revised risk management standards and market consistent principles. The European Commission has confirmed an implementation date of 1 January 2016, although transitional benefits (running off over 16 years) may be obtained to smooth the implementation. However, certain details of the requirements remain uncertain, such as the transitional benefits and the illiquidity premium that can be assumed on assets backing illiquid liabilities (the Matching Adjustment).

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

The Group’s insurance business and defined benefit pension schemes are subject to insurance risks which could adversely affect the Group’s results of operations, financial condition or prospects.

The insurance business of the Group is exposed to short-term and longer-term variability arising from uncertain longevity, mortality, morbidity and expense levels. The Group’s defined benefit pension schemes are also exposed to longevity risk. Adverse developments in any of these factors will increase the size of the Group’s insurance and/or defined benefit pension scheme liabilities and may adversely affect the Group’s financial condition and results of operations. Further increases in life expectancy beyond current allowances will increase the cost of annuities and pension scheme benefits.

Customer behaviour in the insurance business may result in increased propensity to cease contributing to or cancel insurance policies at a rate in excess of business assumptions. Consequent reduction in policy persistency and fee income would have an adverse impact upon the profitability of the insurance business of the Group.

The insurance business of the Group is also exposed to the risk of uncertain insurance claim rates. For example, extreme weather conditions can result in high property damage claims and higher levels of theft can increase claims on home insurance. These claims rates may differ from business assumptions and negative developments may adversely affect the Group’s financial condition and results of operations.

UK banks can recognise an insurance asset in their balance sheets representing the value of in-force business (VIF) in respect of long-term life assurance contracts, being insurance contracts and investment contracts with discretionary participation features. This asset represents the present value of future profits expected to arise from the portfolio of in-force life assurance contracts. Adoption of this accounting treatment results in the earlier recognition of profit on new business, but subsequently a lower contribution from existing business, when compared to the recognition of profits on investment contracts under IAS 39 (Financial Instruments: ‘Recognition and Measurement’). Differences between actual and expected experience may have a significant impact on the value of the VIF asset, as changes in experience can result in significant changes to modelled future cash flows. The VIF asset is calculated based on best-estimate assumptions made by management, including mortality experience and persistency. If these assumptions prove incorrect, the VIF asset could be materially reduced, which in turn could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

GOVERNMENT RELATED RISKS

The Solicitor for the Affairs of HM Treasury is the largest shareholder of the Company. Through its shareholding in, and other relationships with, the Company, HM Treasury is in a position to exert significant influence over the Group and its business.

At 31 December 2014, HM Treasury held more than 20 per cent of the Company’s ordinary share capital. In the longer term, it is possible that the shareholding of HM Treasury may be diluted upon any further equity capital raising by the Company, sale of HM Treasury shares or potential conversion of any of the Company’s convertible notes into ordinary shares pursuant to their terms, although, in such case, it is possible that HM Treasury would remain a significant shareholder in the Company. It is also possible that the Group may seek to raise further capital or to obtain other support from the UK Government, which could result in an increase in HM Treasury’s shareholding in the Company.

219

RISK FACTORS

There are no express measures in place to limit the level of influence which may be exercised by HM Treasury. However, the relationship falls within the scope of the revised framework document between HM Treasury and UK Financial Investments Limited (UKFI) published on 1 October 2010, which states that UKFI will manage the investments in the UK financial institutions in which HM Treasury holds an interest ‘on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined therein) (including with respect to individual lending or remuneration decisions)’. The framework document also makes it clear that such UK financial institutions will continue to be separate economic units with independent powers of decision. Nevertheless, there is a risk that HM Treasury might seek to exert influence over the Group in relation to matters including, for example, commercial and consumer lending policies and management of the Group’s assets and/or business. There is also a risk of the existing framework document being replaced or amended, leading to potential interference in the operations of the Group, although there has been no indication that the UK Government intends to change the existing operating arrangements.

There is a risk that, through the interest of HM Treasury in the Company, the UK Government and HM Treasury may attempt to influence the Group in other ways that could affect the Group’s business, including, for example, through voting or shareholders resolutions generally, the election of directors, the appointment of senior management at the Company, senior management and staff remuneration policies, lending policies and commitments and management of the Group’s business (in particular, the management of the Group’s assets such as its existing retail and corporate loan portfolios, significant corporate transactions and the issue of new ordinary shares). Moreover, HM Treasury also has interests in other UK financial institutions, as well as an interest in the general health of the UK banking industry and the wider UK economy. The pursuit of those interests may not always be aligned with the commercial interests of the Group.

For more information see ’Risk Factors — Regulatory and legal risks — The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments could have a significant material adverse effect on the Group’s results of operations, financial condition or prospects.’ For more information on transactions related to the UK Government, see ’Lloyds Banking Group —Major Shareholders and Related Party Transactions — Other Related Party Transactions with the UK Government’.

The Group is subject to European state aid obligations following the approval of a Restructuring Plan in 2009. The implementation of the Restructuring Plan may have consequences that are materially adverse to the interests of the Group.

On 18 November 2009, the European Commission approved the Restructuring Plan to support the long-term viability of the Group and to remedy any distortions to competition and trade in the EU arising from the state aid that the Group has received and address any commercial benefit received by the Group following its announcement in March 2009 of its then intention to participate in the Government Asset Protection Scheme (GAPS).

The asset reduction requirement under the Restructuring Plan was completed in 2012 and the European Commission confirmed this commitment has been satisfied in May 2013. In order to satisfy the Restructuring Plan’s requirements to dispose of a portion of the Group’s retail banking business, the Group segregated this business and established TSB as a subsidiary within the Group, which was launched as a retail bank in September 2013. On 9 June 2014, the Group launched an initial public offering (IPO) for TSB, with a further institutional placing, taking place on 26 September 2014. Currently, the Group holds approximately 50 per cent. of TSB’s ordinary share capital. Pursuant to the Group’s European state aid obligations, the Group must complete a full divestment of its shareholding in TSB by 31 December 2015, with provision for an extension depending on market conditions.

Divestment of the Group’s remaining shareholding in TSB, pursuant to the requirements of the Restructuring Plan, may create additional risks. There can be no assurance that the price that the Group receives for its remaining shareholding in TSB will be at a level which the Group considers adequate or which it could obtain if the Group was not disposing of TSB in accordance with the Restructuring Plan. If the Group fails to complete the disposal of the remaining portion of its holding in TSB by 31 December 2015, then in the absence of any further time extension being granted by the European Commission (should the appropriate market conditions not be present), a divestiture trustee would be appointed to conduct the sale, with a mandate to complete the disposal with no minimum price (including at a negative price).

OTHER RISKS

The Group’s financial statements are based, in part, on assumptions and estimates which, if wrong, could cause losses in the future.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, which include impairment of financial assets, valuation of financial instruments, pensions, insurance and taxation are discussed in detail in the Company’s Annual Report 2014 filed with the SEC on Form 20-F under the section entitled ‘Lloyds Banking Group – Index to the consolidated financial statements – Notes to the consolidated financial statements – Critical accounting estimates and judgements’.

If the judgements, estimates and assumptions used by the Group in preparing its consolidated financial statements are subsequently found to be incorrect, there could be a material adverse effect on the Group’s results of operations, financial condition or prospects and a corresponding impact on its funding requirements and capital ratios.

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

The principal sources of the Company’s income are, and are expected to continue to be, distributions from operating subsidiaries which also hold the principal assets of the Group. As a separate legal entity, the Company relies on such distributions in order to be able to meet its obligations (including its payment obligations with respect to its debt securities) and to create profits for payment of dividends to ordinary shareholders.

220

RISK FACTORS

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

The Company’s ability to pay dividends to its ordinary shareholders is a function of its existing distributable reserves, the future profitability of its subsidiaries and any other investments it holds from time to time and the ability of its operating subsidiaries to distribute profits up to the Company. See ’Risk Factors – Other Risks – The Company is a holding company and, as a result, depends on the receipt of dividends from its subsidiaries to meet its obligations, including its payment obligations with respect to its debt securities, and to provide profits for payment of future dividends to ordinary shareholders’.

Further, the Company’s ability to pay dividends may be adversely affected by the performance of the Group’s business in general, factors affecting its financial position (including capital, funding, liquidity and leverage), the economic environment in which the Group operates, the contractual terms of certain of the Group’s regulatory capital securities and other factors outside of the Group’s control. In addition, retention of earnings as determined by the Board may fluctuate significantly through the economic cycle or increase significantly over time and, in either case, could materially restrict the ability of the Company’s Board to recommend the payment of dividends. In addition, the Company’s ability to pay dividends may also be adversely affected by the servicing of payments on more senior instruments.

As the parent company of a banking group, the Company’s ability to pay dividends in the future is also dependent on the maintenance of an adequate level of regulatory capital. The Company’s ability to pay dividends may therefore be adversely affected by the requirements of the Pillar 2 framework which requires the Company to hold a Capital Planning Buffer over and above the minimum regulatory requirements in non stressed conditions. Investors may not be able to predict accurately the proximity of the Company failing to meet these requirements which may adverseley affect the Company’s ability to pay dividends.

In addition whilst not currently subject to any distribution restrictions under CRD IV, the Company’s ability to pay dividends in the future may also be adversely affected by the application of Article 141 (Restriction on distributions) of CRD IV (and measures implementing it within the United Kingdom). Under Article 141, institutions that fail to meet a ‘combined buffer requirement’ (broadly, the combination of a capital conservation buffer, a countercyclical buffer and the higher of (depending on the institution), a systemic risk buffer, a global systemically important institutions buffer and another systemically important institution buffer, in each case as applicable to the institution) will be subject to restrictions imposed by their regulator on making ‘discretionary payments’ (which are defined broadly by CRD IV as payments relating to common equity tier 1 (ordinary shares), variable remuneration and payments on additional tier 1 instruments). These restrictions are scaled according to the extent of the breach of the ‘combined buffer requirement’ calculated by reference to the profits of the institution since the last distribution of profits or discretionary payment. Such calculation will result in a ‘maximum distributable amount’ in each relevant period, which may be zero depending on the significance of the breach of the combined buffer requirement. It may therefore be necessary for the board of directors of the Company to resolve not to pay, and not to permit the shareholders of the Company to declare, any distributions on the Company’s ordinary shares. Investors may not be able to predict accurately the proximity of the risk of dividends on ordinary shares being prohibited or restricted from time to time as a result of the automatic operation of Article 141.

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

Tax risk is the risk associated with changes in taxation rates, applicable tax laws, misinterpretation of such tax laws, disputes with relevant tax authorities in relation to historic transactions or conducting a challenge to a relevant tax authority. Failure to manage this risk adequately could cause the Group to suffer losses due to additional tax charges and other financial costs including penalties. Such failure could lead to adverse publicity, reputational damage and potentially costs materially exceeding current provisions, in each case to an extent which could have an adverse effect on the Group’s results of operations, financial condition or prospects.

221

FORWARD LOOKING STATEMENTS

This annual report contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; terrorist acts, geopolitical events and other acts of war or hostility, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the European Union (EU), the United States or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies.

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

222

LLOYDS BANKING GROUP STRUCTURE

The following is a list of the significant subsidiaries of Lloyds Banking Group plc at 31 December 2014.

	Country of	Percentage of equity share
	registration/	capital and voting
Name of subsidiary undertaking	incorporation	rights held	Nature of business	Registered office
Lloyds Bank plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
Scottish Widows plc	Scotland	100%*	Life assurance	69 Morrison Street Edinburgh EH3 8YF
HBOS plc	Scotland	100%*	Holding company	The Mound Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound Edinburgh EH1 1YZ
TSB Bank plc	Scotland	50%*	Banking and financial services	Henry Duncan House 120 George Street Edinburgh EH2 4LH
* Indirect interest
223

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LLOYDS BANKING GROUP PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement present fairly, in all material respects, the financial position of Lloyds Banking Group plc and its subsidiaries (the Company) at 31 December 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Report on Internal Control over Financial Reporting appearing on page 182. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
12 March 2015

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

Note	2014 £ million	2013 £ million	2012 £ million
Interest and similar income	19,211	21,163	23,548
Interest and similar expense	(8,551)	(13,825)	(15,830)
Net interest income	5	10,660	7,338	7,718
Fee and commission income	3,659	4,119	4,650
Fee and commission expense	(1,402)	(1,385)	(1,444)
Net fee and commission income	6	2,257	2,734	3,206
Net trading income	7	10,159	16,467	15,005
Insurance premium income	8	7,125	8,197	8,284
Other operating income	9	(309)	3,249	4,700
Other income	19,232	30,647	31,195
Total income	29,892	37,985	38,913
Insurance claims	10	(13,493)	(19,507)	(18,396)
Total income, net of insurance claims	16,399	18,478	20,517
Regulatory provisions	(3,125)	(3,455)	(4,175)
Other operating expenses	(10,760)	(11,867)	(11,799)
Total operating expenses	11	(13,885)	(15,322)	(15,974)
Trading surplus	2,514	3,156	4,543
Impairment	12	(752)	(2,741)	(5,149)
Profit (loss) before tax	1,762	415	(606)
Taxation	13	(263)	(1,217)	(781)
Profit (loss) for the year	1,499	(802)	(1,387)

Profit (loss) attributable to ordinary shareholders	1,125	(838)	(1,471)
Profit attributable to other equity holders[1]	287	–	–
Profit (loss) attributable to equity holders	1,412	(838)	(1,471)
Profit attributable to non-controlling interests	87	36	84
Profit (loss) for the year	1,499	(802)	(1,387)

Basic earnings (loss) per share	14	1.7p	(1.2)	p	(2.1)	p
Diluted earnings (loss) per share	14	1.6p	(1.2)	p	(2.1)	p

1 The profit after tax attributable to other equity holders of £287 million (2013: £nil; 2012: £nil) is partly offset in reserves by a tax credit attributable to ordinary shareholders of £62 million (2013: £nil; 2012: £nil).

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December

	2014 £ million	2013 £ million	2012 £ million
Profit (loss) for the year	1,499	(802)	(1,387)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	674	(136)	(2,136)
Taxation	(135)	28	491
	539	(108)	(1,645)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfers from held-to-maturity portfolio	–	–	1,168
Change in fair value	690	(680)	900
Income statement transfers in respect of disposals	(131)	(629)	(3,547)
Income statement transfers in respect of impairment	2	18	42
Other income statement transfers	–	–	169
Taxation	(13)	277	339
	548	(1,014)	(929)
Movement in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	3,896	(1,229)	116
Net income statement transfers	(1,153)	(550)	(92)
Taxation	(549)	374	1
	2,194	(1,405)	25
Currency translation differences (tax: nil)	(3)	(6)	(14)
Other comprehensive income for the year, net of tax	3,278	(2,533)	(2,563)
Total comprehensive income for the year	4,777	(3,335)	(3,950)

Total comprehensive income attributable to ordinary shareholders	4,403	(3,371)	(4,032)
Total comprehensive income attributable to other equity holders	287	–	–
Total comprehensive income attributable to equity holders	4,690	(3,371)	(4,032)
Total comprehensive income attributable to non-controlling interests	87	36	82
Total comprehensive income for the year	4,777	(3,335)	(3,950)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

at 31 December

	Note	2014 £ million	2013 £ million
Assets
Cash and balances at central banks		50,492	49,915
Items in the course of collection from banks		1,173	1,007
Trading and other financial assets at fair value through profit or loss	15	151,931	142,683
Derivative financial instruments[1]	16	36,128	30,804
Loans and receivables:
Loans and advances to banks	17	26,155	25,365
Loans and advances to customers[1]	18	482,704	492,952
Debt securities		1,213	1,355
		510,072	519,672
Available-for-sale financial assets	22	56,493	43,976
Investment properties	23	4,492	4,864
Goodwill	24	2,016	2,016
Value of in-force business	25	4,864	5,335
Other intangible assets	26	2,070	2,279
Tangible fixed assets	27	8,052	7,570
Current tax recoverable		127	31
Deferred tax assets	39	4,145	5,104
Retirement benefit assets	38	1,147	98
Other assets	28	21,694	27,026
Total assets		854,896	842,380

1See note 1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

Equity and liabilities	Note	2014 £ million	2013 £ million
Liabilities
Deposits from banks	29	10,887	13,982
Customer deposits[1]	30	447,067	439,467
Items in course of transmission to banks		979	774
Trading and other financial liabilities at fair value through profit or loss	31	62,102	43,625
Derivative financial instruments[1]	16	33,187	27,658
Notes in circulation		1,129	1,176
Debt securities in issue	32	76,233	87,102
Liabilities arising from insurance contracts and participating investment contracts	33	86,918	82,777
Liabilities arising from non-participating investment contracts	35	27,248	27,590
Unallocated surplus within insurance businesses	36	320	391
Other liabilities	37	28,105	40,456
Retirement benefit obligations	38	453	1,096
Current tax liabilities		69	147
Deferred tax liabilities	39	54	3
Other provisions	40	4,200	4,488
Subordinated liabilities	41	26,042	32,312
Total liabilities		804,993	803,044
Equity
Share capital	42	7,146	7,145
Share premium account	43	17,281	17,279
Other reserves	44	13,216	10,477
Retained profits	45	5,692	4,088
Shareholders’ equity		43,335	38,989
Other equity instruments	46	5,355	–
Total equity excluding non-controlling interests		48,690	38,989
Non-controlling interests		1,213	347
Total equity		49,903	39,336
Total equity and liabilities		854,896	842,380

1See note 1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders					Non-
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Controlling interests £ million	Total £ million
Balance at 1 January 2014	24,424	10,477	4,088	38,989	–	347	39,336
Comprehensive income
Profit for the year	–	–	1,412	1,412	–	87	1,499
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of taxation	–	–	539	539	–	–	539
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	548	–	548	–	–	548
Movements in cash flow hedging reserve, net of tax	–	2,194	–	2,194	–	–	2,194
Currency translation differences (tax: £nil)	–	(3)	–	(3)	–	–	(3)
Total other comprehensive income	–	2,739	539	3,278	–	–	3,278
Total comprehensive income	–	2,739	1,951	4,690	–	87	4,777
Transactions with owners
Dividends	–	–	–	–	–	(27)	(27)
Distributions on other equity instruments, net of tax	–	–	(225)	(225)	–	–	(225)
Issue of ordinary shares	3	–	–	3	–	–	3
Issue of other equity instruments (note 46)	–	–	(21)	(21)	5,355	–	5,334
Movement in treasury shares	–	–	(286)	(286)	–	–	(286)
Value of employee services:
Share option schemes	–	–	123	123	–	–	123
Other employee award schemes	–	–	233	233	–	–	233
Adjustment on sale of non-controlling interest in TSB Banking Group plc (TSB) (note 56)	–	–	(171)	(171)	–	805	634
Other changes in non-controlling interests	–	–	–	–	–	1	1
Total transactions with owners	3	–	(347)	(344)	5,355	779	5,790
Balance at 31 December 2014	24,427	13,216	5,692	43,335	5,355	1,213	49,903

Further details of movements in the Group’s share capital, reserves and other equity instruments are provided in notes 42, 43, 44, 45 and 46.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Non-controlling interests £ million	Total £ million
Balance at 1 January 2013	23,914	12,902	5,080	41,896	685	42,581
Comprehensive income
(Loss) profit for the year	–	–	(838)	(838)	36	(802)
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of taxation	–	–	(108)	(108)	–	(108)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(1,014)	–	(1,014)	–	(1,014)
Movements in cash flow hedging reserve, net of tax	–	(1,405)	–	(1,405)	–	(1,405)
Currency translation differences (tax: £nil)	–	(6)	–	(6)	–	(6)
Total other comprehensive income	–	(2,425)	(108)	(2,533)	–	(2,533)
Total comprehensive income	–	(2,425)	(946)	(3,371)	36	(3,335)
Transactions with owners
Dividends	–	–	–	–	(25)	(25)
Issue of ordinary shares	510	–	–	510	–	510
Movement in treasury shares	–	–	(480)	(480)	–	(480)
Value of employee services:
Share option schemes	–	–	142	142	–	142
Other employee award schemes	–	–	292	292	–	292
Change in non-controlling interests	–	–	–	–	(349)	(349)
Total transactions with owners	510	–	(46)	464	(374)	90
Balance at 31 December 2013	24,424	10,477	4,088	38,989	347	39,336

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Non-controlling interests £ million	Total £ million
Balance at 1 January 2012	23,422	13,818	8,266	45,506	674	46,180
Comprehensive income
(Loss) profit for the year	–	–	(1,471)	(1,471)	84	(1,387)
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of taxation	–	–	(1,645)	(1,645)	–	(1,645)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(927)	–	(927)	(2)	(929)
Movements in cash flow hedging reserve, net of tax	–	25	–	25	–	25
Currency translation differences (tax: £nil)	–	(14)	–	(14)	–	(14)
Total other comprehensive income	–	(916)	(1,645)	(2,561)	(2)	(2,563)
Total comprehensive income	–	(916)	(3,116)	(4,032)	82	(3,950)
Transactions with owners
Dividends	–	–	–	–	(56)	(56)
Issue of ordinary shares	492	–	–	492	–	492
Movement in treasury shares	–	–	(407)	(407)	–	(407)
Value of employee services:
Share option schemes	–	–	81	81	–	81
Other employee award schemes	–	–	256	256	–	256
Change in non-controlling interests	–	–	–	–	(15)	(15)
Total transactions with owners	492	–	(70)	422	(71)	351
Balance at 31 December 2012	23,914	12,902	5,080	41,896	685	42,581

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December

	Note		2014 £ million	2013 £ million	2012 £ million
Profit (loss) before tax			1,762	415	(606)
Adjustments for:
Change in operating assets[1]	55	(A)	(872)	20,383	49,189
Change in operating liabilities[1]	55	(B)	11,992	(47,687)	(47,537)
Non-cash and other items	55	(C)	(2,496)	11,382	2,081
Tax paid			(33)	(24)	(78)
Net cash (used in) provided by operating activities			10,353	(15,531)	3,049
Cash flows from investing activities
Purchase of financial assets			(11,533)	(36,959)	(22,050)
Proceeds from sale and maturity of financial assets			4,668	21,552	37,664
Purchase of fixed assets			(3,442)	(2,982)	(3,003)
Proceeds from sale of fixed assets			2,043	2,090	2,595
Acquisition of businesses, net of cash acquired			(1)	(6)	(11)
Disposal of businesses, net of cash disposed	55	(E)	543	696	37
Net cash (used in) provided by investing activities			(7,722)	(15,609)	15,232
Cash flows from financing activities
Distributions on other equity instruments			(287)	–	–
Dividends paid to non-controlling interests			(27)	(25)	(56)
Interest paid on subordinated liabilities			(2,205)	(2,451)	(2,577)
Proceeds from issue of subordinated liabilities			629	1,500	–
Proceeds from issue of ordinary shares			3	350	170
Repayment of subordinated liabilities			(3,023)	(2,442)	(664)
Sale of non-controlling interest in TSB (note 56)			634	–	–
Other changes in non-controlling interests			1	–	23
Net cash (used in) provided by financing activities			(4,275)	(3,068)	(3,104)
Effects of exchange rate changes on cash and cash equivalents			(6)	(53)	(8)
Change in cash and cash equivalents			(1,650)	(34,261)	15,169
Cash and cash equivalents at beginning of year			66,797	101,058	85,889
Cash and cash equivalents at end of year	55	(D)	65,147	66,797	101,058

1 See note 1.

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

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. As stated on page 183 the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

The Group has adopted the following new standards, amendments to standards and interpretations which became effective for financial years beginning on or after 1 January 2014:

IFRIC 21 Levies

This interpretation clarifies that the obligating event that gives rise to a liability to pay a government levy is the activity that triggers the payment of the levy as set out in the relevant legislation and that an entity’s expectation of operating in a future period, irrespective of the difficulties involved in exiting a market, does not create a constructive obligation to pay a levy. The adoption of this interpretation has not had a material impact on these financial statements.

Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements for offsetting financial instruments and address inconsistencies identified in applying the offsetting criteria used in the standard.

In previous years the Group has separately reported, in the balance sheet, cash collateral balances and derivative positions with the same exchange; these cash collateral balances are now offset. The effect of this at 31 December 2014 has been to reduce both loans and advances to customers and derivative liabilities by £2,820 million and both customer deposits and derivative assets by £2,294 million. Comparative figures have been revised accordingly, the impact at 31 December 2013 being to reduce derivative assets by £2,321 million (31 December 2012: £923 million), loans and advances to customers by £2,329 million (31 December 2012: £461 million), customer deposits by £1,844 million (31 December 2012: £696 million) and derivative liabilities by £2,806 million (31 December 2012: £688 million).

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2014 and which have not been applied in preparing these financial statements are given in note 57.

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

(1) SUBSIDIARIES

Subsidiaries are entities controlled by the Group. The Group controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to affect those returns through the exercise of its power. This generally accompanies a shareholding of more than one half of the voting rights, although in certain circumstances a holding of less than one half of the voting rights may still result in the ability of the Group to exercise control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there are changes to any of the above elements. Subsidiaries are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases. Details of the principal subsidiaries are given in note 9 to the parent company financial statements.

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

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Refer to note 3 (Critical accounting estimates and judgements: Fair value of financial instruments) and note 51(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.

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

Securities which carry a discretionary coupon and have no fixed maturity or redemption date are classified as other equity instruments. Interest payments on these securities are recognised, net of tax, as distributions from equity in the period in which they are paid.

An exchange of financial liabilities on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the new financial liability is recognised in profit or loss together with any related costs or fees incurred.

When a financial liability is exchanged for an equity instrument, the new equity instrument is recognised at fair value and any difference between the original carrying value of the liability and the fair value of the new equity is recognised in the profit or loss.

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

(F) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

All derivatives are recognised at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and using valuation techniques, including discounted cash flow and option pricing models, as appropriate. Derivatives are carried in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 3 (Critical accounting estimates and judgements: Fair value of financial instruments) and note 51(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

(G) OFFSET

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of set-off and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. Cash collateral on exchange traded derivative transactions is presented gross unless the collateral cash flows are always settled net with the derivative cash flows. In certain situations, even though master netting agreements exist, the lack of management intention to settle on a net basis results in the financial assets and liabilities being reported gross on the balance sheet.

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

Impairment allowances are assessed individually for financial assets that are individually significant. Such individual assessment is used primarily for the Group’s commercial lending portfolios. Impairment allowances for portfolios of smaller balance homogenous loans such as most residential mortgages, personal loans and credit card balances in the Group’s retail portfolios in both the Retail and Consumer Finance divisions that are below the individual assessment thresholds, and for loan losses that have been incurred but not separately identified at the balance sheet date, are determined on a collective basis.

INDIVIDUAL ASSESSMENT

In respect of individually significant financial assets in the Group’s commercial lending portfolios, assets are reviewed on a regular basis and those showing potential or actual vulnerability are placed on a watchlist where greater monitoring is undertaken and any adverse or potentially adverse impact on ability to repay is used in assessing whether an asset should be transferred to a dedicated Business Support Unit. Specific examples of trigger events that would lead to the initial recognition of impairment allowances against lending to corporate borrowers (or the recognition of additional impairment allowances) include (i) trading losses, loss of business or major customer of a borrower; (ii) material breaches of the terms and conditions of a loan facility, including non-payment of interest or principal, or a fall in the value of security such that it is no longer considered adequate; (iii) disappearance of an active market because of financial difficulties; or (iv) restructuring a facility with preferential terms to aid recovery of the lending (such as a debt for equity swap).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

INCURRED BUT NOT YET IDENTIFIED IMPAIRMENT

The collective provision also includes provision for inherent losses, that is losses that have been incurred but have not been separately identified at the balance sheet date. The loans that are not currently recognised as impaired are grouped into homogenous portfolios by key risk drivers. Risk drivers for secured retail lending include the current indexed loan-to-value, previous mortgage arrears, internal cross-product delinquency data and external credit bureau data; for unsecured retail lending they include whether the account is up-to-date and, if not, the number of payments that have been missed; and for commercial lending they include factors such as observed default rates and loss given default. An assessment is made of the likelihood of each account becoming recognised as impaired within the loss emergence period, with the economic loss that each portfolio is likely to generate were it to become impaired. The loss emergence period is determined by local management for each portfolio and the Group has a range of loss emergence periods which are dependent upon the characteristics of the portfolios. Loss emergence periods are reviewed regularly and updated when appropriate. In general the periods used across the Group vary between one month and twelve months based on historical experience. Unsecured portfolios tend to have shorter loss emergence periods than secured portfolios.

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

WRITE OFFS

A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement. For both secured and unsecured retail balances, the write-off takes place only once an extensive set of collections processes has been completed, or the status of the account reaches a point where policy dictates that forbearance is no longer appropriate. For commercial lending, a write-off occurs if the loan facility with the customer is restructured, the asset is under administration and the only monies that can be received are the amounts estimated by the administrator, the underlying assets are disposed and a decision is made that no further settlement monies will be received, or external evidence (for example, third party valuations) is available that there has been an irreversible decline in expected cash flows.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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
F-19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

Liabilities of the Group’s with-profit funds, including guarantees and options embedded within products written by these funds, are stated at their realistic values in accordance with the Prudential Regulation Authority’s realistic capital regime, except that projected transfers out of the funds into other Group funds are recorded in the unallocated surplus (see below). Further details on the realistic capital regime are given on page 120. Changes in the value of these liabilities are recognised in the income statement through insurance claims.

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

F-20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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
F-21

Notes to the consolidated financial statements

NOTE 2: ACCOUNTING POLICIES continued

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

ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES

At 31 December 2014 gross loans and receivables totalled £516,612 million (2013: £531,763 million) against which impairment allowances of £6,540 million (2013: £12,091 million) had been made (see note 21). The Group’s accounting policy for losses arising on financial assets classified as loans and receivables is described in note 2 (H)(1); this note also provides an overview of the methodologies applied.

The allowance for impairment losses on loans and receivables is management’s best estimate of losses incurred in the portfolio at the balance sheet date. Impairment allowances are made up of two components, those determined individually and those determined collectively.

Individual impairment allowances are generally established against the Group’s commercial lending portfolios. The determination of individual impairment allowances requires the exercise of considerable judgement by management involving matters such as local economic conditions and the resulting trading performance of the customer, and the value of the security held, for which there may not be a readily accessible market. In particular, significant judgement is required by management in assessing the borrower’s cash flows and debt servicing capability together with the realisable value of collateral. The actual amount of the future cash flows and their timing may differ significantly from the assumptions made for the purposes of determining the impairment allowances and consequently these allowances can be subject to variation as time progresses and the circumstances of the customer become clearer.

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

Given the relative size of the mortgage portfolio, a key variable is house prices which determine the collateral value supporting loans in such portfolios. The value of this collateral is estimated by applying changes in house price indices to the original assessed value of the property. If average house prices were ten per cent lower than those estimated at 31 December 2014, the impairment charge would increase by approximately £195 million in respect of UK mortgages and a further £6 million in respect of Irish mortgages.

F-22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

In addition, a collective unimpaired provision is made for loan losses that have been incurred but have not been separately identified at the balance sheet date. This provision is sensitive to changes in the time between the loss event and the date the impairment is specifically identified. This period is known as the loss emergence period. In the Commercial Banking division, an increase of one month in the loss emergence period in respect of the loan portfolio assessed for collective unimpaired provisions would result in an increase in the collective unimpaired provision of approximately £53 million (at 31 December 2013, a one month increase in the loss emergence period would have increased the collective unimpaired provision by an estimated £105 million).

RECOVERABILITY OF DEFERRED TAX ASSETS

At 31 December 2014 the Group carried deferred tax assets on its balance sheet of £4,145 million (2013: £5,104 million) and deferred tax liabilities of £54 million (2013: £3 million) (note 39). This presentation takes into account the ability of the Group to net deferred tax assets and liabilities only where there is a legally enforceable right of offset. Note 39 presents the Group’s deferred tax assets and liabilities by type. The largest category of deferred tax asset relates to tax losses carried forward.

The recoverability of the Group’s deferred tax assets in respect of carry forward losses is based on an assessment of future levels of taxable profit expected to arise that can be offset against these losses. The Group’s expectations as to the level of future taxable profits take into account the Group’s long-term financial and strategic plans, and anticipated future tax adjusting items.

In making this assessment account is taken of business plans, the five year board approved operating plan and the following future risk factors:

–	The expected future economic outlook as set out in the Group Chief Executive’s Review and Market Overview;

–	The retail banking business disposal as required by the European Commission; and

–	Future regulatory change.

The Group’s total deferred tax asset includes £5,758 million (2013: £6,338 million) in respect of trading losses carried forward. The tax losses have arisen in individual legal entities and will be used as future taxable profits arise in those legal entities, though substantially all of the unused tax losses for which a deferred tax asset has been recognised arise in Bank of Scotland plc and Lloyds Bank plc.

The deferred tax asset is expected to be utilised over different time periods in each of the entities in which the losses arise. Under current UK tax law there is no expiry date for unused tax losses. The losses are still expected to be fully utilised by 2019.

In December 2014 the Chancellor of the Exchequer announced proposals to restrict to 50 per cent the amount of banks’ profits that can be offset by carried forward tax losses for the purposes of calculating corporation tax liabilities. These proposals are expected to be included in the Finance Bill 2015 and, if passed into law, will take effect in respect of profits arising after 1 April 2015. The Group estimates that these proposals will result in no change to the level of deferred tax recognition although it will increase the period over which it expects to fully utilise its tax losses from 2019 to 2025.

As disclosed in note 39, deferred tax assets totalling £921 million (2013: £802 million) have not been recognised in respect of certain capital losses carried forward, trading losses carried forward and unrelieved foreign tax credits as there are no predicted future capital or taxable profits against which these losses can be recognised.

RETIREMENT BENEFIT OBLIGATIONS

The net asset recognised in the balance sheet at 31 December 2014 in respect of the Group’s retirement benefit obligations was £694 million (comprising an asset of £1,147 million and a liability of £453 million) (2013: a net liability of £998 million comprising an asset of £98 million and a liability of £1,096 million) related to post-retirement defined benefit schemes. The defined benefit pension schemes’ net accounting surplus totalled £890 million (2013: deficit of £787 million) representing the difference between the schemes’ liabilities and the fair value of the related assets at the balance sheet date.

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

The effect on the net accounting surplus or deficit and on the pension charge in the Group’s income statement of changes to the principal actuarial assumptions is set out in note 38.

VALUATION OF ASSETS AND LIABILITIES ARISING FROM LIFE INSURANCE BUSINESS

At 31 December 2014, the Group recognised a value of in-force business asset of £4,446 million (2013: £4,874 million) and an acquired value of in-force business asset of £418 million (2013: £461 million). The value of in-force business asset represents the present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. The acquired value of in-force business asset represents the contractual rights to benefits from providing investment management services in relation to non-participating investment contracts acquired in business combinations and portfolio transfers. The methodology used to value these assets is set out in note 25. The valuation or recoverability of these assets requires assumptions to be made about future economic and operating conditions which are inherently uncertain and changes could significantly affect the value attributed to these assets. The key assumptions that have been made in determining the carrying value of the value of in-force business assets at 31 December 2014 are set out in note 25.

At 31 December 2014, the Group carried total liabilities arising from insurance contracts and participating investment contracts of £86,918 million (2013: £82,777 million). The methodology used to value these liabilities is described in note 33. Elements of the liability valuations require assumptions to be made about future investment returns, future mortality rates and future policyholder behaviour and are subject to significant management judgement and estimation uncertainty. The key assumptions that have been made in determining the carrying value of these liabilities are set out in note 33.

F-23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

The effect on the Group’s profit before tax and shareholders’ equity of changes in key assumptions used in determining the life insurance assets and liabilities is set out in note 34.

PAYMENT PROTECTION INSURANCE AND OTHER REGULATORY PROVISIONS

At 31 December 2014, the Group carried provisions of £3,378 million (2013: £3,815 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches, principally the misselling of payment protection insurance. Determining the amount of the provisions, which represent management’s best estimate of the cost of settling these issues, requires the exercise of significant judgement. It will often be necessary to form a view on matters which are inherently uncertain, such as the number of future complaints, the extent to which they will be upheld and the average cost of redress. Consequently the continued appropriateness of the underlying assumptions is reviewed on a regular basis against actual experience and other relevant evidence and adjustments made to the provisions where appropriate.

Note 40 contains more detail on the nature of the assumptions that have been made and key sensitivities.

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

At 31 December 2014, the Group classified £8,145 million of financial assets, including £2,771 million of derivatives, and £1,512 million of financial liabilities, including £1,456 million of derivatives, as level 3. Further details of the Group’s level 3 financial instruments and the sensitivity of their valuation including the effect of applying reasonably possible alternative assumptions in determining their fair value are set out in note 51. Details about sensitivities to market risk arising from trading assets and other treasury positions can be found in the Risk Management section on page 101.

NOTE 4: SEGMENTAL ANALYSIS

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect its organisational and management structures. The Group Executive Committee reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources. GEC considers interest income and expense on a net basis and consequently the total interest income and expense for all reportable segments is presented net. The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of asset sales, volatile items, liability management, simplification costs, TSB build and dual running costs, regulatory provisions, certain past service pension credits or charges, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

Following a reorganisation effective from 1 January 2014, the Group’s activities are now organised into five financial reporting segments: Retail; Commercial Banking; Consumer Finance; Insurance and TSB. The most significant changes to the segmental structure are:

–	The Wealth business has been integrated into the Retail division;

–	The Consumer Finance division now includes credit cards, asset finance and the European online deposits businesses; the Retail and Commercial Banking credit cards businesses have transferred into Consumer Finance;

–	TSB operates as a standalone listed entity following the IPO;

–	The remaining portfolio of assets which are outside of the Group’s risk appetite is managed within Other.

In addition certain regulatory costs, such as UK bank levy and charges in relation to the Financial Services Compensation Scheme, which were previously reported in Central items, are now attributed to the operating divisions. Comparative figures have been restated for all of these changes. The Group’s underlying profit and statutory results are unchanged as a result of these restatements.

Retail offers a broad range of financial service products, including current accounts, savings, personal loans and mortgages, to UK retail customers, incorporating wealth and small business customers. It is also a distributor of insurance, protection and credit cards and a range of long-term savings and investment products.

Commercial Banking is client led, focusing on SME, Mid Markets, Global Corporates and Financial Institution clients providing products across Lending, Global Transaction Banking, Financial Markets and Debt Capital Markets and private equity financing through Lloyds Development Capital.

Consumer Finance comprises the Group’s consumer and corporate Credit Card businesses, along with the Black Horse motor financing and Lex Autolease car leasing businesses in Asset Finance. The Group’s European deposits and Dutch retail mortgage businesses are managed within Asset Finance.

Insurance is a core part of Lloyds Banking Group and is focused on four key markets: Corporate Pensions, Protection, Retirement and Home Insurance, to enable customers to protect themselves today and prepare for a secure financial future.

F-24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

TSB is a separately listed multi-channel retail banking business with branches in England, Wales and Scotland; it has a digital distribution platform and four telephony contact centres. It serves retail and small business customers; providing a full range of retail banking products.

Other includes certain assets previously reported as outside of the Group’s risk appetite and the results and gains on sale relating to businesses disposed in 2013 and 2014. Other also includes income and expenditure not recharged to divisions, including the costs of certain central and head office functions and the costs of managing the Group’s technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and sourcing, the costs of which are predominantly recharged to the other divisions. It also reflects other items not recharged to the divisions.

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

For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis and transfers the remainder of the movement in the fair value of the derivative to the central group segment where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment. This allocation of the fair value of the derivative and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and leads to accounting volatility, which is managed centrally and reported within Other.

	Retail £m	Commercial Banking £m	Consumer Finance £m	Insurance £m	TSB £m	Other £m	Underlying basis total £m
Year ended 31 December 2014
Net interest income	7,079	2,480	1,290	(131)	786	257	11,761
Other income (net of insurance claims)	1,212	1,956	1,364	1,725	140	210	6,607
Total underlying income, net of insurance claims	8,291	4,436	2,654	1,594	926	467	18,368
Total costs	(4,464)	(2,147)	(1,429)	(672)	(370)	(330)	(9,412)
Impairment	(599)	(83)	(215)	–	(98)	(205)	(1,200)
Underlying profit (loss)	3,228	2,206	1,010	922	458	(68)	7,756
External income	9,034	3,800	2,803	1,206	912	613	18,368
Inter-segment income	(743)	636	(149)	388	14	(146)	–
Segment income	8,291	4,436	2,654	1,594	926	467	18,368
Segment external assets	317,246	241,754	25,646	150,615	27,006	92,629	854,896
Segment customer deposits	285,539	119,882	14,955	–	24,625	2,066	447,067
Segment external liabilities	295,880	231,400	18,581	144,921	25,085	89,126	804,993
Other segment items reflected in income statement above:
Depreciation and amortisation	353	153	773	127	17	172	1,595
(Decrease) increase in value of in-force business	–	–	–	(428)	–	–	(428)
Defined benefit scheme charges	121	37	9	9	7	161	344
Other segment items:
Additions to fixed assets	419	242	1,633	449	44	655	3,442
Investments in joint ventures and associates at end of year	12	–	–	–	–	62	74
F-25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Consumer Finance £m	Insurance £m	TSB £m	Other £m	Underlying basis total £m
Year ended 31 December 2013[1]
Net interest income	6,500	2,113	1,333	(107)	615	431	10,885
Other income (net of insurance claims)	1,435	2,259	1,359	1,864	163	840	7,920
Total underlying income, net of insurance claims	7,935	4,372	2,692	1,757	778	1,271	18,805
Total costs	(4,160)	(2,084)	(1,384)	(669)	(563)	(775)	(9,635)
Impairment	(760)	(398)	(343)	–	(109)	(1,394)	(3,004)
Underlying profit (loss)	3,015	1,890	965	1,088	106	(898)	6,166
External income	8,526	2,959	2,772	2,439	863	1,246	18,805
Inter-segment income	(591)	1,413	(80)	(682)	(85)	25	–
Segment income	7,935	4,372	2,692	1,757	778	1,271	18,805
Segment external assets[2]	317,146	227,771	25,025	155,378	24,084	92,976	842,380
Segment customer deposits[2]	283,189	111,654	18,733	–	23,100	2,791	439,467
Segment external liabilities[2]	300,412	206,729	21,868	149,445	23,289	101,301	803,044
Other segment items reflected in income statement above:
Depreciation and amortisation	299	136	754	136	33	187	1,545
(Decrease) increase in value of in-force business	–	–	–	425	–	(9)	416
Defined benefit scheme charges	109	44	6	12	15	213	399
Other segment items:
Additions to fixed assets	446	160	1,320	373	19	664	2,982
Investments in joint ventures and associates at end of year	23	–	1	–	–	77	101

[1]	Restated to reflect changes in Divisional structure – see page 28.
[2]	See note 1.
F-26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Consumer Finance £m	Insurance £m	TSB £m	Other £m	Underlying basis total £m
Year ended 31 December 2012[1]
Net interest income	6,037	1,971	1,284	(87)	558	572	10,335
Other income (net of insurance claims)	1,406	2,254	1,396	1,880	179	936	8,051
Total underlying income, net of insurance claims	7,443	4,225	2,680	1,793	737	1,508	18,386
Total costs	(4,236)	(2,011)	(1,327)	(710)	(580)	(1,260)	(10,124)
Impairment	(914)	(664)	(407)	–	(118)	(3,594)	(5,697)
Underlying profit (loss)	2,293	1,550	946	1,083	39	(3,346)	2,565
External income	8,896	1,680	2,625	2,439	818	1,928	18,386
Inter-segment income	(1,453)	2,545	55	(646)	(81)	(420)	–
Segment income	7,443	4,225	2,680	1,793	737	1,508	18,386
Segment external assets[2]	319,140	267,679	24,156	152,100	21,261	148,501	932,837
Segment customer deposits[2]	276,911	102,858	20,228	–	22,712	3,507	426,216
Segment external liabilities[2]	304,153	236,189	21,993	152,600	22,712	152,609	890,256
Other segment items reflected in income statement above:
Depreciation and amortisation	312	142	786	95	34	195	1,564
Increase (decrease) in value of in-force business	–	–	–	273	–	(4)	269
Defined benefit scheme charges	103	54	10	23	26	(106)	110
Other segment items:
Additions to fixed assets	449	161	1,328	378	19	668	3,003
Investments in joint ventures and associates at end of year	185	–	6	–	–	122	313

[1]	Restated to reflect changes in Divisional structure – see page 28.
[2]	See note 1.
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

		Removal of:
	Lloyds Banking Group statutory £m	Acquisition related and other items[1] £m	Volatility arising in insurance businesses £m	Insurance gross up £m	Regulatory provisions[2] £m	Fair value unwind £m	Underlying basis £m
Year ended 31 December 2014
Net interest income	10,660	(7)	–	482	–	626	11,761
Other income, net of insurance claims	5,739	1,141	228	(614)	–	113	6,607
Total underlying income, net of insurance claims	16,399	1,134	228	(132)	–	739	18,368
Operating expenses	(13,885)	1,175	–	132	3,125	41	(9,412)
Impairment	(752)	(197)	–	–	–	(251)	(1,200)
Underlying (loss) profit	1,762	2,112	228	–	3,125	529	7,756

[1]	Comprises the effects of asset sales (gain of £138 million), volatile items (gain of £286 million), liability management (loss of £1,386 million), Simplification costs related to severance, IT and business costs of implementation (£966 million), TSB build and dual running costs (£558 million), the past service pension credit of £710 million (which represents the curtailment credit of £843 million following the Group’s decision to reduce the cap on pensionable pay partly offset by the cost of other charges to the pay, benefits and reward offered to employees) and the amortisation of purchased intangibles (£336 million).
[2]	Comprises the payment protection insurance provision (£2,200 million) and other regulatory provisions (£925 million).

		Removal of:
	Lloyds Banking Group statutory £m	Acquisition related and other items[1] £m	Volatility arising in insurance businesses £m	Insurance gross up £m	Regulatory provisions[2] £m	Fair value unwind £m	Underlying basis £m
Year ended 31 December 2013
Net interest income	7,338	(14)	–	2,930	–	631	10,885
Other income, net of insurance claims	11,140	460	(668)	(3,074)	–	62	7,920
Total underlying income, net of insurance claims	18,478	446	(668)	(144)	–	693	18,805
Operating expenses	(15,322)	2,041	–	144	3,455	47	(9,635)
Impairment	(2,741)	249	–	–	–	(512)	(3,004)
Underlying (loss) profit	415	2,736	(668)	–	3,455	228	6,166

[1]	Comprises the effects of asset sales (gain of £100 million), volatile items (loss of £678 million), liability management (loss of £142 million), Simplification costs related to severance, IT and business costs of implementation (£830 million), TSB build and dual running costs (£687 million), the amortisation of purchased intangibles (£395 million) and the past service pensions charge (£104 million, see note 11).
[2]	Comprises the payment protection insurance provision (£3,050 million) and other regulatory provisions (£405 million).

		Removal of:
	Lloyds Banking Group statutory £m	Acquisition related and other items[1] £m	Volatility arising in insurance businesses £m	Insurance gross up £m	Regulatory provisions[2] £m	Fair value unwind £m	Underlying basis £m
Year ended 31 December 2012
Net interest income	7,718	(199)	(8)	2,587	–	237	10,335
Other income, net of insurance claims	12,799	(1,691)	(304)	(2,760)	50	(43)	8,051
Total underlying income, net of insurance claims	20,517	(1,890)	(312)	(173)	50	194	18,386
Operating expenses	(15,974)	1,478	–	173	4,175	24	(10,124)
Impairment	(5,149)	320	–	–	–	(868)	(5,697)
Underlying (loss) profit	(606)	(92)	(312)	–	4,225	(650)	2,565

[1]	Comprises the effects of asset sales (gain of £2,547 million), volatile items (loss of £748 million), liability management (loss of £229 million), Simplification costs related to severance, IT and business costs of implementation (£676 million), TSB build and dual running costs (£570 million), the amortisation of purchased intangibles (£482 million) and the past service pensions credit (£250 million, see note 11).
[2]	Comprises the payment protection insurance provision (£3,575 million) and other regulatory provisions (£650 million).

GEOGRAPHICAL AREAS

Following the continuing reduction in the Group’s non-UK activities, an analysis between UK and non-UK activities is no longer provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: NET INTEREST INCOME

	Weighted average effective interest rate
	2014	2013[1]	2012	2014	2013	2012
	%	%	%	£m	£m	£m
Interest and similar income:
Loans and advances to customers	3.53	3.84	3.94	17,806	19,928	21,600
Loans and advances to banks	0.52	0.45	0.54	406	457	603
Debt securities held as loans and receivables	2.57	1.52	4.77	42	32	433
Interest receivable on loans and receivables	3.12	3.28	3.38	18,254	20,417	22,636
Available-for-sale financial assets	1.90	1.92	1.99	957	746	624
Held-to-maturity investments	–	–	2.80	–	–	288
Total interest and similar income	3.03	3.20	3.31	19,211	21,163	23,548
Interest and similar expense:
Deposits from banks, excluding liabilities under sale and repurchase transactions	0.74	0.65	1.14	(86)	(129)	(324)
Customer deposits, excluding liabilities under sale and repurchase transactions	1.15	1.54	1.69	(4,781)	(6,119)	(6,637)
Debt securities in issue	0.63	1.30	2.04	(552)	(1,451)	(3,043)
Subordinated liabilities	8.44	8.57	7.41	(2,475)	(2,956)	(2,783)
Liabilities under sale and repurchase agreements	2.61	1.21	1.47	(55)	(79)	(245)
Interest payable on liabilities held at amortised cost	1.45	1.88	2.08	(7,949)	(10,734)	(13,032)
Other	3.23	12.08	8.90	(602)	(3,091)	(2,798)
Total interest and similar expense	1.51	2.32	2.41	(8,551)	(13,825)	(15,830)
Net interest income				10,660	7,338	7,718

1See note 1.

Included within interest and similar income is £407 million (2013: £901 million; 2012: £1,133 million) in respect of impaired financial assets. Net interest income also includes a credit of £1,153 million (2013: credit of £550 million; 2012: credit of £92 million) transferred from the cash flow hedging reserve (see note 44).

NOTE 6: NET FEE AND COMMISSION INCOME

	2014	2013	2012
	£m	£m	£m
Fee and commission income:
Current accounts	918	973	1,008
Credit and debit card fees	1,050	984	941
Other	1,691	2,162	2,701
Total fee and commission income	3,659	4,119	4,650
Fee and commission expense	(1,402)	(1,385)	(1,444)
Net fee and commission income	2,257	2,734	3,206

Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: NET TRADING INCOME

	2014	2013	2012
	£m	£m	£m
Foreign exchange translation (losses) gains	(95)	162	(167)
Gains on foreign exchange trading transactions	344	238	502
Total foreign exchange	249	400	335
Investment property gains (losses) (note 23)	513	156	(264)
Securities and other gains (see below)	9,397	15,911	14,934
Net trading income	10,159	16,467	15,005

Securities and other gains comprise net gains (losses) arising on assets and liabilities held at fair value through profit or loss and for trading as follows:

	2014	2013	2012
	£m	£m	£m
Net income arising on assets held at fair value through profit or loss:
Debt securities, loans and advances	4,805	55	4,042
Equity shares	3,816	15,813	10,847
Total net income arising on assets held at fair value through profit or loss	8,621	15,868	14,889
Net expense arising on liabilities held at fair value through profit or loss – debt securities in issue	(75)	(93)	(576)
Total net gains arising on assets and liabilities held at fair value through profit or loss	8,546	15,775	14,313
Net (losses) gains on financial instruments held for trading	851	136	621
Securities and other gains	9,397	15,911	14,934

NOTE 8: INSURANCE PREMIUM INCOME

	2014	2013	2012
	£m	£m	£m
Life insurance
Gross premiums	6,397	7,382	7,391
Ceded reinsurance premiums	(142)	(182)	(222)
Net earned premiums	6,255	7,200	7,169
Non-life insurance
Gross written premiums	869	972	1,081
Ceded reinsurance premiums	(14)	(18)	(31)
Net written premiums	855	954	1,050
Change in provision for unearned premiums (note 33(2))	18	49	72
Change in provision for ceded unearned premiums (note 33(2))	(3)	(6)	(7)
Net earned premiums	870	997	1,115
Total net earned premiums	7,125	8,197	8,284

Life insurance gross premiums can be further analysed as follows:

	2014	2013	2012
	£m	£m	£m
Life and pensions	6,070	6,823	6,755
Annuities	327	549	630
Other	–	10	6
Gross premiums	6,397	7,382	7,391

Non-life insurance gross written premiums can be further analysed as follows:

	2014	2013	2012
	£m	£m	£m
Credit protection	93	141	173
Home	773	828	904
Health	3	3	4
Gross written premiums	869	972	1,081

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: OTHER OPERATING INCOME
	2014	2013	2012
	£m	£m	£m
Operating lease rental income	1,126	1,120	1,145
Rental income from investment properties (note 23)	269	308	389
Gains less losses on disposal of available-for-sale financial assets (note 44)	131	629	3,547
Movement in value of in-force business (note 25)	(428)	416	269
Liability management	(1,386)	(142)	(338)
Share of results of joint ventures and associates	32	43	28
Other	(53)	875	(340)
Total other operating income	(309)	3,249	4,700

LIABILITY MANAGEMENT

In April 2014, the Group completed concurrent Sterling, Euro and Dollar exchange offers with holders of certain series of its Enhanced Capital Notes (ECNs) to exchange the ECNs for new Additional Tier 1 (AT1) securities. In addition the Group completed a tender offer to eligible retail holders outside the United States to sell their Sterling-denominated ECNs for cash. The exchange offers completed with the equivalent of £5.0 billion of ECNs being exchanged for the equivalent of £5.35 billion of AT1 securities, before issue costs. The retail tender offer completed with approximately £58.5 million of ECNs being repurchased for cash. A loss of £1,362 million has been recognised in relation to these exchange and tender transactions in the year ended 31 December 2014.

Losses of £24 million arose in the year ended 31 December 2014 (2013: losses of £142 million; 2012: losses of £338 million) on other transactions undertaken as part of the Group’s management of its wholesale funding and subordinated debt.

OTHER

On 31 March 2014 the Group completed the sale of Scottish Widows Investment Partnership, realising a gain of £128 million; this gain has been more than offset by losses on other asset sales.

During 2013 the Group had completed a number of disposals of assets and businesses, including the sale of its shareholding in St James’s Place plc (profit of £540 million), a portfolio of US residential mortgage-backed securities (profit of £538 million), its Spanish retail banking operations (loss of £256 million), its Australian operations (profit of £49 million) and its German life insurance business (this disposal completed in the first quarter of 2014, but an impairment of £382 million was recognised in the year ended 31 December 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: INSURANCE CLAIMS

Insurance claims comprise:

	2014	2013	2012
	£m	£m	£m
Life insurance and participating investment contracts
Claims and surrenders:
Gross	(7,506)	(8,495)	(8,719)
Reinsurers’ share	69	108	185
	(7,437)	(8,387)	(8,534)
Change in insurance and participating investment contracts (note 33(1)):
Change in gross liabilities	(4,392)	(5,184)	(4,284)
Change in assets arising from reinsurance contracts held	8	(48)	(186)
	(4,384)	(5,232)	(4,470)
Change in non-participating investment contracts:
Change in gross liabilities	(1,448)	(5,409)	(5,058)
Change in assets arising from reinsurance contracts held	32	–	–
	(1,416)	(5,409)	(5,058)
Change in unallocated surplus (note 36)	74	(123)	31
Total life insurance and participating investment contracts	(13,163)	(19,151)	(18,031)
Non-life insurance
Claims and claims paid:
Gross	(400)	(388)	(439)
Reinsurers’ share	–	–	1
	(400)	(388)	(438)
Change in liabilities (note 33(2)):
Gross	70	33	74
Reinsurers’ share	–	(1)	(1)
	70	32	73
Total non-life insurance	(330)	(356)	(365)
Total insurance claims	(13,493)	(19,507)	(18,396)
Life insurance and participating investment contracts gross claims can also be analysed as follows:
Deaths	(549)	(611)	(618)
Maturities	(1,656)	(2,240)	(2,238)
Surrenders	(4,102)	(4,489)	(4,795)
Annuities	(884)	(860)	(789)
Other	(315)	(295)	(279)
Total life insurance gross claims	(7,506)	(8,495)	(8,719)

A non-life insurance claims development table is included in note 33.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES

	2014	2013	2012
	£m	£m	£m
Staff costs:
Salaries	3,178	3,331	3,411
Performance-based compensation	390	473	395
Social security costs	398	385	383
Pensions and other post-retirement benefit schemes (note 38):
Past service charges (credits)[1]	(822)	104	(250)
Other	596	654	589
	(226)	758	339
Restructuring costs	264	111	217
Other staff costs	741	783	746
	4,745	5,841	5,491
Premises and equipment:
Rent and rates	424	467	488
Hire of equipment	12	15	17
Repairs and maintenance	221	178	174
Other	234	310	270
	891	970	949
Other expenses:
Communications and data processing	1,118	1,169	1,082
Advertising and promotion	336	313	314
Professional fees	481	425	550
UK bank levy	237	238	179
Other	1,017	971	1,108
	3,189	3,116	3,233
Depreciation and amortisation:
Depreciation of tangible fixed assets (note 27)	1,391	1,374	1,431
Amortisation of acquired value of in-force non-participating investment contracts (note 25)	43	54	79
Amortisation of other intangible assets (note 26)	501	512	616
	1,935	1,940	2,126
Total operating expenses, excluding regulatory provisions	10,760	11,867	11,799
Regulatory provisions:
Payment protection insurance provision (note 40)	2,200	3,050	3,575
Other regulatory provisions (note 40)[2]	925	405	600
	3,125	3,455	4,175
Total operating expenses	13,885	15,322	15,974

[1]	On 11 March 2014 the Group announced a change to its defined benefit pension schemes, revising the existing cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to nil with effect from 2 April 2014. The effect of this change was to reduce the Group’s retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement. This has been partly offset by a charge of £21 million following changes to pension arrangements for staff within the TSB business.

In 2013, the Group agreed certain changes to early retirement and commutation factors in two of its principal defined benefit pension schemes, resulting in a curtailment cost of £104 million recognised in the Group’s income statement in the year ended 31 December 2013.

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

[2]	Regulatory provisions of £50 million were charged against income in 2012.
F-33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES continued

PERFORMANCE-BASED COMPENSATION

The table below analyses the Group’s performance-based compensation costs (excluding branch-based sales incentives) between those relating to the current performance year and those relating to earlier years.

	2014	2013	2012
	£m	£m	£m
Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	324	394	362
Awards made in respect of earlier years	66	79	33
	390	473	395

Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	152	47	37
Awards made in respect of earlier years	32	30	15
	184	77	52

Performance-based awards expensed in 2014 include cash awards amounting to £104 million (2013: £126 million; 2012: £128 million).

AVERAGE HEADCOUNT

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2014	2013	2012
UK	94,241	96,001	110,295
Overseas	847	1,868	3,322
Total	95,088	97,869	113,617

FEES PAYABLE TO THE AUDITORS

Fees payable to the Company’s auditors by the Group are as follows:

	2014	2013	2012
	£m	£m	£m

Fees payable for the audit of the Company’s current year annual report	1.4	1.5	1.6
Fees payable for other services:
Audit of the Company’s subsidiaries pursuant to legislation	15.5	17.4	18.0
Other services supplied pursuant to legislation	2.1	2.6	2.7
Total audit fees	19.0	21.5	22.3
Other services – audit related fees	9.1	4.5	1.2
Total audit and audit related fees	28.1	26.0	23.5
Services relating to taxation:
Taxation compliance services	0.2	0.3	0.2
All other taxation advisory services	0.3	0.3	0.6
	0.5	0.6	0.8
Other non-audit fees:
Services relating to corporate finance transactions	0.3	0.3	0.5
Other services	3.2	5.6	2.2
Total other non-audit fees	3.5	5.9	2.7
Total fees payable to the Company’s auditors by the Group	32.1	32.5	27.0

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

All statutory audit work as well as non-audit assignments where the fee is expected to exceed the relevant fee cap must be pre-approved by the Audit Committee on an individual engagement basis. On a quarterly basis, the Audit Committee receives a report detailing all pre-approved services and amounts paid to the auditors for such pre-approved services. The audit committee reviews on an on-going basis the total level of non-audit fees paid to PwC against various regulatory and other thresholds. The regulation, which was issued by the European Parliament in April 2014, specifies a cap of 70 per cent for non-audit fees as a percentage of total audit fees for the last three years, although the precise requirement remains subject to the national implementation process. Whilst noting that uncertainties remain regarding the detailed application of the requirement and that it is a three year measure, the Group estimates that the level of non-audit fees versus audit fees stood at 72 per cent for the year to 31 December 2014.

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2014	2013	2012
	£m	£m	£m
Audits of Group pension schemes	0.3	0.3	0.4
Audits of the unconsolidated Open Ended Investment Companies managed by the Group	0.4	0.5	0.8
Reviews of the financial position of corporate and other borrowers	5.0	6.5	5.4
Acquisition due diligence and other work performed in respect of potential venture capital investments	1.0	2.1	0.7

NOTE 12: IMPAIRMENT

	2014	2013	2012
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	735	2,725	5,125
Debt securities classified as loans and receivables	2	1	(4)
Total impairment losses on loans and receivables (note 21)	737	2,726	5,121
Impairment of available-for-sale financial assets	5	15	37
Other credit risk provisions	10	–	(9)
Total impairment charged to the income statement	752	2,741	5,149
F-35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: TAXATION

(A) ANALYSIS OF TAX (CHARGE) CREDIT FOR THE YEAR
	2014	2013	2012
	£m	£m	£m
UK corporation tax:
Current tax on profit for the year	(162)	(226)	(181)
Adjustments in respect of prior years	213	(205)	58
	51	(431)	(123)
Foreign tax:
Current tax on profit for the year	(39)	(60)	(86)
Adjustments in respect of prior years	3	26	(8)
	(36)	(34)	(94)
Current tax credit (charge)	15	(465)	(217)
Deferred tax (note 39):
Origination and reversal of temporary differences	(72)	(434)	(329)
Due to change in UK corporation tax rate	(24)	(594)	(320)
Adjustments in respect of prior years	(182)	276	85
	(278)	(752)	(564)
Tax charge	(263)	(1,217)	(781)

The charge for tax on the profit for 2014 is based on a UK corporation tax rate of 21.5 per cent (2013: 23.25 per cent; 2012: 24.5 per cent).

The income tax charge is made up as follows:

	2014	2013	2012
	£m	£m	£m
Tax charge attributable to policyholders	(18)	(328)	(950)
Shareholder tax (charge) credit	(245)	(889)	169
Tax charge	(263)	(1,217)	(781)
F-36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: TAXATION continued

(B) FACTORS AFFECTING THE TAX CHARGE FOR THE YEAR

A reconciliation of the credit (charge) that would result from applying the standard UK corporation tax rate to the profit (loss) before tax to the actual tax charge for the year is given below:

	2014	2013	2012
	£m	£m	£m
Profit (loss) before tax	1,762	415	(606)
Tax (charge) credit thereon at UK corporation tax rate of 21.5 per cent (2013: 23.25 per cent; 2012: 24.5 per cent)	(379)	(96)	148
Factors affecting (charge) credit:
UK corporation tax rate change and related impacts	(24)	(594)	(320)
Disallowed items	(195)	(167)	(186)
Non-taxable items	153	132	240
Overseas tax rate differences	(24)	(116)	75
Gains exempted or covered by capital losses	181	57	36
Policyholder tax	(14)	(251)	(144)
Further factors affecting the life business[1]:
Derecognition of deferred tax on policyholder tax credit	–	–	(583)
Taxation of certain insurance assets arising on transition to new tax regime	–	–	(221)
Changes to the taxation of pension business:
Policyholder tax cost	–	–	(182)
Shareholder tax benefit	–	–	206
Deferred tax on losses no longer recognised following sale of Australian operations	–	(348)	–
Tax losses where no deferred tax recognised	–	–	(25)
Deferred tax on Australian tax losses not previously recognised	–	60	12
Adjustments in respect of previous years	34	97	135
Effect of results of joint ventures and associates	7	9	23
Other items	(2)	–	5
Tax charge on profit (loss) on ordinary activities	(263)	(1,217)	(781)

[1]	The Finance Act 2012 introduced a new UK tax regime for the taxation of life insurance companies which takes effect from 1 January 2013. The new regime, combined with current economic forecasts, had a number of impacts on the tax charge in 2012.

The Finance Act 2013 (the Act) was substantively enacted on 2 July 2013. The Act further reduced the main rate of corporation tax to 21 per cent with effect from 1 April 2014 and 20 per cent with effect from 1 April 2015.

F-37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: EARNINGS PER SHARE

	2014	2013	2012
	£m	£m	£m
Profit (loss) attributable to equity shareholders – basic and diluted	1,125	(838)	(1,471)
Tax relief on distributions to other equity holders	62	–	–
	1,187	(838)	(1,471)
	2014	2013	2012
	million	million	million
Weighted average number of ordinary shares in issue – basic	71,350	71,009	69,841
Adjustment for share options and awards	1,097	–	–
Weighted average number of ordinary shares in issue – diluted	72,447	71,009	69,841
Basic earnings (loss) per share	1.7p	(1.2)p	(2.1)p
Diluted earnings (loss) per share	1.6p	(1.2)p	(2.1)p

Basic earnings per share are calculated by dividing the net profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting 22 million (2013: 18 million; 2012: 13 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.

For the calculation of diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares that arise in respect of share options and awards granted to employees. The number of shares that could have been acquired at the average annual share price of the Company’s shares based on the monetary value of the subscription rights attached to outstanding share options and awards is determined. This is deducted from the number of shares issuable under such options and awards to leave a residual bonus amount of shares which are added to the weighted-average number of ordinary shares in issue, but no adjustment is made to the profit attributable to equity shareholders.

The weighted-average number of anti-dilutive share options and awards excluded from the calculation of diluted earnings per share was 7 million at 31 December 2014 (2013: 28 million; 2012: 37 million).

NOTE 15: TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

These assets are comprised as follows:

		2014		2013
		Other financial			Other financial
		assets at fair			assets at fair
	Trading	value through		Trading	value through
	assets	profit or loss	Total	assets	profit or loss	Total
	£m	£m	£m	£m	£m	£m
Loans and advances to customers	28,513	–	28,513	21,083	27	21,110
Loans and advances to banks	8,212	–	8,212	8,333	–	8,333
Debt securities:
Government securities	7,976	17,497	25,473	4,259	16,430	20,689
Other public sector securities	–	2,170	2,170	14	2,183	2,197
Bank and building society certificates of deposit	554	–	554	1,491	–	1,491
Asset-backed securities:
Mortgage-backed securities	187	847	1,034	5	793	798
Other asset-backed securities	129	721	850	171	756	927
Corporate and other debt securities	1,486	20,604	22,090	1,929	18,691	20,620
	10,332	41,839	52,171	7,869	38,853	46,722
Equity shares	–	61,576	61,576	4	66,399	66,403
Treasury and other bills	1,437	22	1,459	61	54	115
Total	48,494	103,437	151,931	37,350	105,333	142,683

Other financial assets at fair value through profit or loss include the following assets designated into that category:

(i)	financial assets backing insurance contracts and investment contracts of £94,314 million (2013: £101,185 million) which are so designated because the related liabilities either have cash flows that are contractually based on the performance of the assets or are contracts whose measurement takes account of current market conditions and where significant measurement inconsistencies would otherwise arise. Included within these assets are investments in unconsolidated structured entities of £27,590 million (2013: £24,552 million), see note 20;

(ii)	loans and advances to customers of £27 million at 31 December 2013 which were economically hedged by interest rate derivatives which were not in hedge accounting relationships and where significant measurement inconsistencies would otherwise have arisen if the related derivatives had not been treated as trading liabilities and the loans and advances had not been carried at amortised cost; and

(iii)	private equity investments of £2,350 million (2013: £2,632 million) that are managed, and evaluated, on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis.
F-38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS continued

The maximum exposure to credit risk at 31 December 2013 of the loans and advances to banks and customers designated at fair value through profit or loss at that date was £27 million; the Group did not hold any credit derivatives or other instruments in mitigation of this risk. There was no significant movement in the fair value of these loans attributable to changes in credit risk which was determined by reference to the publicly available credit ratings of the instruments involved.

For amounts included above which are subject to repurchase and reverse repurchase agreements see note 54.

NOTE 16: DERIVATIVE FINANCIAL INSTRUMENTS

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

Derivatives are classified as trading except those designated as effective hedging instruments which meet the criteria under IAS 39. Derivatives are held at fair value on the Group’s balance sheet. A description of the methodology used to determine the fair value of derivative financial instruments and the effect of using reasonably possible alternative assumptions for those derivatives valued using unobservable inputs is set out in note 51.

The principal derivatives used by the Group are as follows:

–	Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date.

–	Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

–	Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place. The Group also uses credit default swaps to securitise, in combination with external funding, £611 million (2013: £828 million) of corporate and commercial banking loans.

–	Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date.
F-39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: DERIVATIVE FINANCIAL INSTRUMENTS continued

The fair values and notional amounts of derivative instruments are set out in the following table:

	Contract/
	notional	Fair value	Fair value
	amount	assets	liabilities
	£m	£m	£m
At 31 December 2014
Trading and other
Exchange rate contracts:
Spot, forwards and futures	36,894	941	801
Currency swaps	301,451	4,849	4,706
Options purchased	49,085	1,244	–
Options written	49,784	–	1,443
	437,214	7,034	6,950
Interest rate contracts:
Interest rate swaps	3,999,343	18,733	16,569
Forward rate agreements	1,791,219	9	56
Options purchased	58,600	3,755	–
Options written	54,031	–	3,725
Futures	134,117	9	24
	6,037,310	22,506	20,374
Credit derivatives	18,063	279	1,066
Embedded equity conversion feature	–	646	–
Equity and other contracts	14,842	1,430	1,181
Total derivative assets/liabilities – trading and other	6,507,429	31,895	29,571
Hedging
Derivatives designated as fair value hedges:
Currency swaps	7,281	113	131
Interest rate swaps	115,394	2,342	831
Options purchased	553	17	–
	123,228	2,472	962
Derivatives designated as cash flow hedges:
Interest rate swaps	518,746	1,606	2,536
Futures	151,102	–	5
Currency swaps	11,720	155	113
	681,568	1,761	2,654
Total derivative assets/liabilities – hedging	804,796	4,233	3,616
Total recognised derivative assets/liabilities	7,312,225	36,128	33,187

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

The embedded equity conversion feature of £646 million (2013: £1,212 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; the gain of £401 million arising from the change in fair value over 2014 (2013: loss of £209 million; 2012: gain of £249 million) is included within net gains on financial instruments held for trading within net trading income (note 7). In addition, £967 million of the embedded derivative, being that portion of the embedded equity conversion feature related to ECNs derecognised pursuant to the Group’s exchange and retail tender transactions completed in April 2014 (see note 9), has been derecognised on completion of those transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: DERIVATIVE FINANCIAL INSTRUMENTS continued

Contract/notional		Fair value	Fair value
	amount	assets	liabilities
	£m	£m	£m
At 31 December 2013[1]
Trading and other
Exchange rate contracts:
Spot, forwards and futures	38,213	699	639
Currency swaps	291,667	3,207	4,196
Options purchased	33,061	780	–
Options written	33,445	–	836
	396,386	4,686	5,671
Interest rate contracts:
Interest rate swaps	1,892,322	14,789	12,582
Forward rate agreements	1,991,371	17	13
Options purchased	107,374	3,395	–
Options written	101,136	–	3,194
Futures	141,669	2	12
	4,233,872	18,203	15,801
Credit derivatives	6,507	208	190
Embedded equity conversion feature	–	1,212	–
Equity and other contracts	18,780	1,753	1,478
Total derivative assets/liabilities – trading and other	4,655,545	26,062	23,140
Hedging
Derivatives designated as fair value hedges:
Currency swaps	35,651	383	453
Interest rate swaps	154,657	2,662	1,044
Options purchased	522	10	–
	190,830	3,055	1,497
Derivatives designated as cash flow hedges:
Interest rate swaps	559,690	1,670	3,017
Futures	92,692	5	–
Currency swaps	1,135	12	4
	653,517	1,687	3,021
Total derivative assets/liabilities – hedging	844,347	4,742	4,518
Total recognised derivative assets/liabilities	5,499,892	30,804	27,658
[1]See note 1.
F-41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: DERIVATIVE FINANCIAL INSTRUMENTS continued

HEDGED CASH FLOWS

For designated cash flow hedges the following table shows when the Group’s hedged cash flows are expected to occur and when they will affect income.

	0-1 years	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	10-20 years	Over 20 years	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	250	458	680	845	745	1,928	112	111	5,129
Forecast payable cash flows	(130)	(136)	(53)	(58)	(57)	(346)	(459)	(104)	(1,343)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	391	536	769	830	646	1,736	114	107	5,129
Forecast payable cash flows	(174)	(105)	(54)	(57)	(63)	(358)	(433)	(99)	(1,343)

	0-1 years	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	10-20 years	Over 20 years	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	354	762	1,247	1,356	1,418	5,443	3,097	424	14,101
Forecast payable cash flows	(46)	(41)	(57)	(75)	(75)	(429)	(503)	(143)	(1,369)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	575	999	1,275	1,382	1,429	5,143	2,894	404	14,101
Forecast payable cash flows	(51)	(48)	(63)	(70)	(75)	(432)	(491)	(139)	(1,369)

There were no transactions for which cash flow hedge accounting had to be ceased in 2014 or 2013 as a result of the highly probable cash flows no longer being expected to occur.

NOTE 17: LOANS AND ADVANCES TO BANKS

	2014	2013
	£m	£m
Lending to banks	2,902	2,168
Money market placements with banks	23,253	23,197
Total loans and advances to banks before allowance for impairment losses	26,155	25,365
Allowance for impairment losses (note 21)	–	–
Total loans and advances to banks	26,155	25,365

For amounts included above which are subject to reverse repurchase agreements see note 54.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: LOANS AND ADVANCES TO CUSTOMERS

	2014	2013	[1]
	£m	£m
Agriculture, forestry and fishing	6,586	6,051
Energy and water supply	3,853	4,414
Manufacturing	6,000	7,650
Construction	6,425	7,024
Transport, distribution and hotels	15,112	22,294
Postal and telecommunications	2,624	2,364
Property companies	36,682	44,277
Financial, business and other services	44,979	42,478
Personal:
Mortgages	333,318	335,611
Other	23,123	23,230
Lease financing	3,013	4,435
Hire purchase	7,403	5,090
Total loans and advances to customers before allowance for impairment losses	489,118	504,918
Allowance for impairment losses (note 21)	(6,414)	(11,966)
Total loans and advances to customers	482,704	492,952

1See note 1.

For amounts included above which are subject to reverse repurchase agreements see note 54.

Loans and advances to customers include finance lease receivables, which may be analysed as follows:

	2014	2013
	£m	£m
Gross investment in finance leases, receivable:
Not later than 1 year	573	557
Later than 1 year and not later than 5 years	1,214	1,736
Later than 5 years	3,136	4,542
	4,923	6,835
Unearned future finance income on finance leases	(1,837)	(2,330)
Rentals received in advance	(73)	(70)
Net investment in finance leases	3,013	4,435

The net investment in finance leases represents amounts recoverable as follows:

	2014	2013
	£m	£m
Not later than 1 year	339	277
Later than 1 year and not later than 5 years	763	1,140
Later than 5 years	1,911	3,018
Net investment in finance leases	3,013	4,435

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. During 2014 and 2013 no contingent rentals in respect of finance leases were recognised in the income statement. The allowance for uncollectable finance lease receivables included in the allowance for impairment losses is £1 million (2013: £6 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: SECURITISATIONS AND COVERED BONDS

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

The Group’s principal securitisation and covered bond programmes, together with the balances of the advances subject to these arrangements and the carrying value of the notes in issue at 31 December, are listed below. The notes in issue are reported in note 32.

	2014		2013
	Loans and		Loans and
	advances	Notes	advances	Notes
	securitised	in issue	securitised	in issue
	£m	£m	£m	£m
Securitisation programmes[1]
UK residential mortgages	50,250	28,392	55,998	36,286
Commercial loans	13,372	12,533	10,931	11,259
Credit card receivables	6,762	4,278	6,314	3,992
Dutch residential mortgages	3,866	4,004	4,381	4,508
Personal loans	1,318	751	2,729	750
PFI/PPP and project finance loans	402	99	525	106
	75,970	50,057	80,878	56,901
Less held by the Group		(38,149)		(38,288)
Total securitisation programmes (note 32)		11,908		18,613
Covered bond programmes
Residential mortgage-backed	47,795	31,730	59,576	36,473
Social housing loan-backed	2,826	1,800	2,536	1,800
	50,621	33,530	62,112	38,273
Less held by the Group		(6,339)		(7,606)
Total covered bond programmes (note 32)		27,191		30,667
Total securitisation and covered bond programmes		39,099		49,280

1Includes securitisations utilising a combination of external funding and credit default swaps.

Cash deposits of £11,251 million (2013: £13,500 million) held by the Group are restricted in use to repayment of the debt securities issued by the structured entities, the term advances relating to covered bonds and other legal obligations. Additionally, the Group had certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2014 these obligations had not been triggered; the maximum exposure under these facilities was £392 million (2013: £402 million).

The Group has a number of covered bond programmes, for which Limited Liability Partnerships have been established to ring-fence asset pools and guarantee the covered bonds issued by the Group. At the reporting date the Group had over-collateralised these programmes as set out in the table above to meet the terms of the programmes, to secure the rating of the covered bonds and to provide operational flexibility. From time-to-time, the obligations of the Group to provide collateral may increase due to the formal requirements of the programmes. The Group may also voluntarily contribute collateral to support the ratings of the covered bonds.

The Group recognises the full liabilities associated with its securitisation and covered bond programmes within debt securities in issue, although the obligations of the Group are limited to the cash flows generated from the underlying assets. The Group could be required to provide additional support to a number of the securitisation programmes to support the credit ratings of the debt securities issued, in the form of increased cash reserves and the holding of subordinated notes. Further, certain programmes contain contractual obligations that require the Group to repurchase assets should they become credit impaired.

The Group has not voluntarily offered to repurchase assets from any of its public securitisation programmes during 2014 (2013: none). Such repurchases are made in order to ensure that the expected maturity dates of the notes issued from these programmes are met.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: STRUCTURED ENTITIES

The Group’s interests in structured entities are both consolidated and unconsolidated. Detail of the Group’s interests in consolidated structured entities are set out in: note 19 for securitisations and covered bond vehicles, note 38 for structured entities associated with the Group’s pension schemes, and below in part (A) and (B). Details of the Group’s interests in unconsolidated structured entities are included below in part (C).

(A) ASSET-BACKED CONDUITS

In addition to the structured entities discussed in note 19, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in debt securities and client receivables. The total consolidated exposure of Cancara at 31 December 2014 was £5,245 million (2013: £5,081 million), comprising £4,605 million of loans and advances (2013: £4,781 million) and £640 million of asset-backed securities (2013: £300 million).

All debt securities and lending assets held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group’s banking activities. The Group could be asked to provide support under the contractual terms of these arrangements if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption. As at 31 December 2014 and 2013 these obligations had not been triggered.

In addition, the Group sponsors two further asset-backed conduits, which are being run down. These asset-backed conduits have no commercial paper in issue and no external liquidity providers.

The external assets in all of the Group’s conduits are consolidated in the Group’s financial statements.

(B) CONSOLIDATED COLLECTIVE INVESTMENT VEHICLES

The assets and liabilities of the Insurance business held in consolidated collective investment vehicles, such as Open-Ended Investment Companies and limited partnerships, are not directly available for use by the Group. However, the Group’s investment in the majority of these collective investment vehicles is readily realisable. As at 31 December 2014, the total carrying value of these consolidated collective investment vehicle assets and liabilities held by the Group was £66,070 million (2013: £55,934 million).

The Group has no contractual arrangements (such as liquidity facilities) that would require it to provide financial or other support to the consolidated collective investment vehicles; the Group has not previously provided such support and has no current intentions to provide such support.

(C) UNCONSOLIDATED COLLECTIVE INVESTMENT VEHICLES AND LIMITED PARTNERSHIPS

The Group’s direct interests in unconsolidated structured entities comprise investments in collective investment vehicles, such as Open-Ended Investment Companies, and limited partnerships with a total carrying value of £27,255 million at 31 December 2014 (2013: £24,552 million), included within financial assets designated at fair value through profit and loss (see note 15). These investments include both those entities managed by third parties and those managed by the Group. At 31 December 2014, the total asset value of these unconsolidated structured entities, including the portion in which the Group has no interest, was £620 billion (2013: £543 billion).

The Group’s maximum exposure to loss is equal to the carrying value of the investment. However, the Group’s investments in these entities are primarily held to match policyholder liabilities in the Insurance division and the majority of the risk from a change in the value of the Group’s investment is matched by a change in policyholder liabilities. The collective investment vehicles are primarily financed by investments from investors in the vehicles.

During the year the Group has not provided any non-contractual financial or other support to these entities and has no current intention of providing any financial or other support. There were no transfers from/to these unconsolidated collective investment vehicles and limited partnerships.

The Group considers itself the sponsor of a structured entity where it is primarily involved in the design and establishment of the structured entity; and further where the Group transfers assets to the structured entity; market products associated with the structured entity in its own name and/or provide guarantees regarding the structured entity’s performance.

The Group sponsors a range of diverse investment funds and limited partnerships where it acts as the fund manager or equivalent decision maker and markets the funds under one of the Group’s brands.

The Group earns fees from managing the investments of these funds. The investment management fees that the Group earned from these entities, including those in which the Group held no ownership interest at 31 December 2014, are reported in note 49.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21: ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES

	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Total £m
At 1 January 2013	15,250	3	206	15,459
Exchange and other adjustments	291	–	–	291
Disposal of businesses	(176)	–	–	(176)
Advances written off	(6,229)	(3)	(82)	(6,314)
Recoveries of advances written off in previous years	456	–	–	456
Unwinding of discount	(351)	–	–	(351)
Charge (release) to the income statement (note 12)	2,725	–	1	2,726
At 31 December 2013	11,966	–	125	12,091
Exchange and other adjustments	(410)	–	9	(401)
Disposal of businesses	–	–	–	–
Advances written off	(6,432)	–	(10)	(6,442)
Recoveries of advances written off in previous years	681	–	–	681
Unwinding of discount	(126)	–	–	(126)
Charge to the income statement (note 12)	735	–	2	737
At 31 December 2014	6,414	–	126	6,540

Of the total allowance in respect of loans and advances to customers, £5,551 million (2013: £10,217 million) related to lending that had been determined to be impaired (either individually or on a collective basis) at the reporting date.

Of the total allowance in respect of loans and advances to customers, £1,482 million (2013: £2,217 million) was assessed on a collective basis.

NOTE 22: AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2014			2013
	Conduits £m	Other £m	Total £m	Conduits £m	Other £m	Total £m
Debt securities:
Government securities	–	47,402	47,402	–	38,290	38,290
Bank and building society certificates of deposit	–	298	298	–	208	208
Asset-backed securities:
Mortgage-backed securities	27	647	674	139	1,124	1,263
Other asset-backed securities	223	462	685	217	698	915
Corporate and other debt securities	–	5,529	5,529	–	1,855	1,855
	250	54,338	54,588	356	42,175	42,531
Equity shares	–	1,042	1,042	–	570	570
Treasury and other bills	–	863	863	–	875	875
Total available-for-sale financial assets	250	56,243	56,493	356	43,620	43,976

Details of the Group’s asset-backed conduits shown in the table above are included in note 20.

For amounts included above which are subject to repurchase agreements see note 54.

All assets have been individually assessed for impairment. The criteria used to determine whether an impairment loss has been incurred are disclosed in note 2(H).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23: INVESTMENT PROPERTIES

	2014 £m	2013 £m
At 1 January	4,864	5,405
Exchange and other adjustments	(6)	11
Additions:
Acquisitions of new properties	293	270
Consolidation of new subsidiary undertakings	–	805
Additional expenditure on existing properties	83	39
Total additions	376	1,114
Disposals	(1,255)	(1,240)
Changes in fair value (note 7)	513	156
Disposal of businesses	–	(582)
At 31 December	4,492	4,864

In addition, the following amounts have been recognised in the income statement:

	2014 £m	2013 £m
Rental income (note 9)	269	308
Direct operating expenses arising from investment properties that generate rental income	37	59

Capital expenditure in respect of investment properties which had been contracted for but not recognised in the financial statements was £47 million (2013: £2 million).

The investment properties are valued at least annually at open-market value, by independent professionally qualified valuers, who have recent experience in the location and categories of the investment properties being valued.

The fair value of investment properties is measured using the market approach and incorporates the income approach where appropriate. The fair value of investment property is generally measured using observable inputs. Whether investment properties are categorised as level 2 or 3 (see note 51 (4) for details of levels in the fair value hierarchy) depends on the extent of the adjustments made to observable inputs and this depends on the investment property concerned. Investment property is compared to property for which there is observable market data about its realisable value on disposal. Adjustments to this observable data are applied, if necessary, for specific characteristics of the property, such as the nature, location or condition of the specific asset. If such information is not available, alternative valuation methods using unobservable inputs, such as discounted cash flow analysis or recent prices in less active markets are used. For investment property under construction, the value on disposal is considered to be at the point at which the property is fully constructed. Adjustments are made for the costs and risks associated with construction. Investment property under construction for which fair value is not yet reliably measurable is valued at cost, until the fair value can be reliably measured.

The table above analyses movements in investment properties, all of which are categorised as level 3.

NOTE 24: GOODWILL

	2014 £m	2013 £m
At 1 January and 31 December	2,016	2,016
Cost[1]	2,362	2,362
Accumulated impairment losses	(346)	(346)
At 31 December	2,016	2,016

1 For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,016 million (2013: £2,016 million), £1,836 million, or 91 per cent of the total (2013: £1,836 million, 91 per cent of the total) has been allocated to Scottish Widows in the Group’s Insurance division and £170 million, or 8 per cent of the total (2013: £170 million, 8 per cent of the total) to Asset Finance in the Group’s Consumer Finance division.

The recoverable amount of the goodwill relating to Scottish Widows has been based on a value-in-use calculation. The calculation uses pre-tax projections of future cash flows based upon budgets and plans approved by management covering a five-year period, and a discount rate of 10 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes, product mix and margins having regard to expected market conditions and competitor activity. The discount rate is determined with reference to internal measures and available industry information. Cash flows beyond the five-year period have been extrapolated using a steady 3 per cent growth rate which does not exceed the long-term average growth rate for the life assurance market. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of Scottish Widows to fall below its balance sheet carrying value.

The recoverable amount of the goodwill relating to Asset Finance has also been based on a value-in-use calculation using pre-tax cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 14 per cent. The cash flows beyond the five-year period are extrapolated using a growth rate of 0.5 per cent which does not exceed the long-term average growth rates for the markets in which Asset Finance participates. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of Asset Finance to fall below the balance sheet carrying value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25: VALUE OF IN-FORCE BUSINESS

The gross value of in-force business asset in the consolidated balance sheet is as follows:

	2014 £m	2013 £m
Acquired value of in-force non-participating investment contracts	418	461
Value of in-force insurance and participating investment contracts	4,446	4,874
Total value of in-force business	4,864	5,335

The movement in the acquired value of in-force non-participating investment contracts over the year is as follows:

	2014 £m	2013 £m
At 1 January	461	1,312
Amortisation taken to income statement (note 11)	(43)	(54)
Disposal of businesses	–	(797)
At 31 December	418	461

The acquired value of in-force non-participating investment contracts includes £251 million (2013: £277 million) in relation to OEIC business.

The movement in the value of in-force insurance and participating investment contracts over the year is as follows:

	2014 £m	2013 £m
At 1 January	4,874	5,488
Exchange and other adjustments		21
Movements in the year:
New business	425	595
Existing business:
Expected return	(441)	(432)
Experience variances	(65)	(246)
Assumption changes	(586)	37
Economic variance	239	462
Movement in the value of in-force business taken to income statement (note 9)	(428)	416
Disposal of businesses	–	(1,051)
At 31 December	4,446	4,874

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25: VALUE OF IN-FORCE BUSINESS continued

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

A market-consistent approach has been adopted for the valuation of financial options and guarantees, using a stochastic option pricing technique calibrated to be consistent with the market price of relevant options at each valuation date. Further information on options and guarantees can be found on page 124.

The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds and illiquid loan assets. The value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of corporate bond holdings and relevant illiquid loan assets. The determination of the market premium for illiquidity reflects actual asset allocation and relevant observable market data, and has been checked for consistency with the capital markets. The illiquidity premium is estimated to be 120 basis points at 31 December 2014 (2013: 91 basis points).

The risk-free rate is derived from the relevant swap curve with a deduction for credit risk.

The table below shows the resulting range of yields and other key assumptions at 31 December:

	2014	2013
	%	%
Risk-free rate (value of in-force non-annuity business)[1]	0.00 to 3.27	0.00 to 4.04
Risk-free rate (value of in-force annuity business)[1]	1.02 to 4.56	0.64 to 5.06
Risk-free rate (financial options and guarantees)[1]	0.29 to 2.20	0.21 to 3.45
Retail price inflation	3.26	3.59
Expense inflation	3.92	4.25

1All risk-free rates are quoted as the range of rates implied by the relevant swap curve.

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

These assumptions are intended to represent a best estimate of future experience, and further information about the effect of changes in key assumptions is given in note 34.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26: OTHER INTANGIBLE ASSETS

			Purchased	Customer-	Capitalised
		Core deposit	credit card	related	software
	Brands	intangible	relationships	intangibles	enhancements	Total
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2013	596	2,770	300	881	1,133	5,680
Exchange and other adjustments	–	–	–	–	22	22
Additions	–	–	15	–	274	289
Disposals	–	–	–	–	(92)	(92)
Disposal of businesses	–	–	–	(343)	(17)	(360)
At 31 December 2013	596	2,770	315	538	1,320	5,539
Additions	–	–	–	–	297	297
Disposals	–	–	–	–	(108)	(108)
At 31 December 2014	596	2,770	315	538	1,509	5,728
Accumulated amortisation:
At 1 January 2013	86	1,560	238	526	478	2,888
Exchange and other adjustments	–	–	–	–	9	9
Charge for the year	21	300	62	20	109	512
Disposals	–	–	–	–	(45)	(45)
Disposal of businesses	–	–	–	(104)	–	(104)
At 31 December 2013	107	1,860	300	442	551	3,260
Charge for the year	21	300	5	14	161	501
Disposals	–	–	–	–	(103)	(103)
At 31 December 2014	128	2,160	305	456	609	3,658
Balance sheet amount at 31 December 2014	468	610	10	82	900	2,070
Balance sheet amount at 31 December 2013	489	910	15	96	769	2,279

Included within brands above are assets of £380 million (31 December 2013: £380 million) that have been determined to have indefinite useful lives and are not amortised. These brands use the Bank of Scotland name which has been in existence for over 300 years. These brands are well established financial services brands and there are no indications that they should not have an indefinite useful life.

The core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates, and the balance sheet amount at 31 December 2014 shown above will be amortised, in accordance with the Group’s accounting policy, on a straight line basis over its remaining useful life of two years.

The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased.

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income.

Capitalised software enhancements principally comprise identifiable and directly associated internal staff and other costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27: TANGIBLE FIXED ASSETS

			Operating	Total tangible
	Premises	Equipment	lease assets	fixed assets
	£m	£m	£m	£m
Cost:
At 1 January 2013	2,616	3,553	4,898	11,067
Exchange and other adjustments	–	83	(17)	66
Additions	300	758	1,326	2,384
Disposals	(48)	(406)	(1,460)	(1,914)
Disposal of businesses	(2)	(94)	(80)	(176)
At 31 December 2013	2,866	3,894	4,667	11,427
Exchange and other adjustments	1	1	24	26
Additions	212	971	1,673	2,856
Disposals	(186)	(223)	(1,759)	(2,168)
At 31 December 2014	2,893	4,643	4,605	12,141
Accumulated depreciation and impairment:
At 1 January 2013	1,191	1,510	1,024	3,725
Exchange and other adjustments	4	18	(10)	12
Depreciation charge for the year	145	418	811	1,374
Disposals	(41)	(305)	(808)	(1,154)
Disposal of businesses	–	(68)	(32)	(100)
At 31 December 2013	1,299	1,573	985	3,857
Exchange and other adjustments	–	1	7	8
Depreciation charge for the year	142	462	787	1,391
Disposals	(67)	(153)	(947)	(1,167)
At 31 December 2014	1,374	1,883	832	4,089
Balance sheet amount at 31 December 2014	1,519	2,760	3,773	8,052
Balance sheet amount at 31 December 2013	1,567	2,321	3,682	7,570

At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2014	2013
	£m	£m
Receivable within 1 year	965	1,053
1 to 5 years	1,103	1,165
Over 5 years	203	356
Total future minimum rentals receivable	2,271	2,574

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2014 and 2013 no contingent rentals in respect of operating leases were recognised in the income statement.

In addition, total future minimum sub-lease income of £45 million at 31 December 2014 (£19 million at 31 December 2013) is expected to be received under non-cancellable sub-leases of the Group’s premises.

NOTE 28: OTHER ASSETS

	2014	2013
	£m	£m
Assets arising from reinsurance contracts held (notes 33 and 35)	682	732
Deferred acquisition and origination costs	114	130
Settlement balances	1,676	2,904
Corporate pension asset	12,741	9,984
Investments in joint ventures and associates	74	101
Assets of disposal groups	–	7,988
Other assets and prepayments	6,407	5,187
Total other assets	21,694	27,026
F-51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29: DEPOSITS FROM BANKS

	2014	2013
	£m	£m
Liabilities in respect of securities sold under repurchase agreements	1,075	1,874
Other deposits from banks	9,812	12,108
Deposits from banks	10,887	13,982

NOTE 30: CUSTOMER DEPOSITS

	2014	2013[1]
	£m	£m
Non-interest bearing current accounts	46,487	40,802
Interest bearing current accounts	86,131	77,789
Savings and investment accounts	256,701	265,422
Liabilities in respect of securities sold under repurchase agreements	–	2,978
Other customer deposits[1]	57,748	52,476
Customer deposits	447,067	439,467
[1]See note 1.

For amounts included above which are subject to repurchase agreements, see note 54.

Included in the amounts reported above are deposits of £260,129 million (2013: £258,384 million) which are protected under the UK Financial Services Compensation Scheme.

NOTE 31: TRADING AND OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2014	2013
	£m	£m
Liabilities held at fair value through profit or loss	6,744	5,306
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	50,007	28,902
Short positions in securities	3,219	6,890
Other	2,132	2,527
	55,358	38,319
Trading and other financial liabilities at fair value through profit or loss	62,102	43,625

Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2014 was £10,112 million, which was £3,373 million higher than the balance sheet carrying value (2013: £6,625 million, which was £1,358 million higher than the balance sheet carrying value). At 31 December 2014 there was a cumulative £181 million increase in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount a decrease of £33 million arose in 2014 and a decrease of £40 million arose in 2013.

For the fair value of collateral pledged in respect of repurchase agreements see note 54.

NOTE 32: DEBT SECURITIES IN ISSUE

	2014	2013
	£m	£m
Medium-term notes issued	22,728	23,921
Covered bonds (note 19)	27,191	30,667
Certificates of deposit issued	7,033	8,866
Securitisation notes (note 19)	11,908	18,613
Commercial paper	7,373	5,035
Total debt securities in issue	76,233	87,102
F-52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS

Insurance contract and participating investment contract liabilities are comprised as follows:

	2014			2013
	Gross	Reinsurance[1]	Net	Gross	Reinsurance[1]	Net
	£m	£m	£m	£m	£m	£m
Life insurance (see (1) below):
Insurance contracts	72,168	(636)	71,532	67,626	(675)	66,951
Participating investment contracts	14,102	–	14,102	14,416	–	14,416
	86,270	(636)	85,634	82,042	(675)	81,367
Non-life insurance contracts (see (2) below):
Unearned premiums	424	(7)	417	442	(10)	432
Claims outstanding	224	–	224	293	–	293
	648	(7)	641	735	(10)	725
Total	86,918	(643)	86,275	82,777	(685)	82,092

1Reinsurance balances are reported within other assets (note 28).

(1) LIFE INSURANCE

The movement in life insurance contract and participating investment contract liabilities over the year can be analysed as follows:

		Participating
	Insurance	investment
	contracts	contracts	Gross	Reinsurance	Net
	£m	£m	£m	£m	£m
At 1 January 2013	65,650	16,489	82,139	(2,257)	79,882
New business	4,008	295	4,303	(28)	4,275
Changes in existing business	3,230	(2,349)	881	76	957
Change in liabilities charged to the income statement (note 10)	7,238	(2,054)	5,184	48	5,232
Exchange and other adjustments	(2)	(11)	(13)	(7)	(20)
Disposal of businesses	(5,260)	(8)	(5,268)	1,541	(3,727)
At 31 December 2013	67,626	14,416	82,042	(675)	81,367
New business	3,123	28	3,151	(20)	3,131
Changes in existing business	1,582	(341)	1,241	12	1,253
Change in liabilities charged to the income statement (note 10)	4,705	(313)	4,392	(8)	4,384
Exchange and other adjustments	(163)	(1)	(164)	47	(117)
At 31 December 2014	72,168	14,102	86,270	(636)	85,634

Liabilities for insurance contracts and participating investment contracts can be split into with-profit fund liabilities, accounted for using the PRA’s realistic capital regime (realistic liabilities) and non-profit fund liabilities, accounted for using a prospective actuarial discounted cash flow methodology, as follows:

	2014			2013
	With-profit	Non-profit		With-profit	Non-profit
	fund	fund	Total	fund	fund	Total
	£m	£m	£m	£m	£m	£m
Insurance contracts	12,334	59,834	72,168	11,739	55,887	67,626
Participating investment contracts	8,957	5,145	14,102	9,227	5,189	14,416
Total	21,291	64,979	86,270	20,966	61,076	82,042
F-53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

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

The realistic assessment is carried out using a stochastic simulation model which values liabilities on a market-consistent basis. The calculation of realistic liabilities uses best estimate assumptions for mortality, persistency rates and expenses. These are calculated in a similar manner to those used for the value of in-force business as discussed in note 25.

(III) ASSUMPTIONS

Key assumptions used in the calculation of with-profit liabilities, and the processes for determining these, are:

INVESTMENT RETURNS AND DISCOUNT RATES

The realistic capital regime dictates that with-profit fund liabilities are valued on a market-consistent basis. This is achieved by the use of a valuation model which values liabilities on a basis calibrated to tradable market option contracts and other observable market data. The with-profit fund financial options and guarantees are valued using a stochastic simulation model where all assets are assumed to earn, on average, the risk-free yield and all cash flows are discounted using the risk-free yield. The risk-free yield is defined as the spot yield derived from the relevant swap curve, adjusted for credit risk. Further information on significant options and guarantees is given on page 124.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

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

KEY CHANGES IN ASSUMPTIONS

A detailed review of the Group’s assumptions in 2014 resulted in the following key impacts on profit before tax:

–	Change in persistency assumptions (£119 million decrease)

–	Change in the assumption in respect of current and future mortality rates (£23 million increase)

–	Change in expenses assumptions (£51 million increase).

–	Change in credit default methodology (£36 million increase).

These amounts include the impacts of movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.)

(2) NON-LIFE INSURANCE

Gross non-life insurance contract liabilities are analysed by line of business as follows:

	2014	2013
	£m	£m
Credit protection	45	60
Home	600	673
Health	3	2
Total gross non-life insurance contract liabilities	648	735

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

	Gross	Reinsurance	Net
	£m	£m	£m
Provisions for unearned premiums
At 1 January 2013	494	(16)	478
Increase in the year	972	(18)	954
Release in the year	(1,021)	24	(997)
Change in provision for unearned premiums charged to income statement (note 8)	(49)	6	(43)
Exchange and other adjustments	(3)	–	(3)
At 31 December 2013	442	(10)	432
Increase in the year	870	(13)	857
Release in the year	(888)	16	(872)
Change in provision for unearned premiums charged to income statement (note 8)	(18)	3	(15)
Exchange and other adjustments	–	–	–
At 31 December 2014	424	(7)	417

These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

	Gross	Reinsurance	Net
	£m	£m	£m
Claims outstanding
Notified claims	280	–	280
Incurred but not reported	40	(1)	39
At 1 January 2013	320	(1)	319
Cash paid for claims settled in the year	(385)	–	(385)
Increase (decrease) in liabilities:
Arising from current year claims	379	–	379
Arising from prior year claims	(27)	1	(26)
Change in liabilities charged to income statement (note 10)	(33)	1	(32)
Exchange and over adjustments	6	–	6
At 31 December 2013	293	–	293
Cash paid for claims settled in the year	(398)	–	(398)
Increase (decrease) in liabilities:
Arising from current year claims	368	–	368
Arising from prior year claims	(40)	–	(40)
Change in liabilities charged to income statement (note 10)	(70)	–	(70)
Exchange and other adjustments	1	–	1
At 31 December 2014	224	–	224
Notified claims	194	–	194
Incurred but not reported	30	–	30
At 31 December 2014	224	–	224
Notified claims	263	–	263
Incurred but not reported	30	–	30
At 31 December 2013	293	–	293
F-56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

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

NON-LIFE INSURANCE ALL RISKS – GROSS

	2008	2009	2010	2011	2012	2013	2014	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Accident year
Estimate of ultimate claims costs:
At end of accident year	205	639	609	446	421	349	283	2,952
One year later	199	539	517	366	382	339
Two years later	195	494	497	353	393
Three years later	187	487	493	367
Four years later	186	483	506
Five years later	186	479
Six years later	180
Current estimate in respect of above claims	180	479	506	367	393	339	283	2,547
Current estimate of claims relating to general insurance business acquired in 2009	257	–	–	–	–	–	–	257
Current estimate of cumulative claims	437	479	506	367	393	339	283	2,804
Cumulative payments to date	(434)	(475)	(494)	(355)	(377)	(294)	(173)	(2,602)
Liability recognised in the balance sheet	3	4	12	12	16	45	110	202
Liability in respect of earlier years								8
Total liability included in the balance sheet								210

The liability of £210 million shown in the above table excludes £10 million of unallocated claims handling expenses and £4 million of unexpired risk reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34: LIFE INSURANCE SENSITIVITY ANALYSIS

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

	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m
At 31 December 2014
Non-annuitant mortality and morbidity[1]	5% reduction	37	30
Annuitant mortality[2]	5% reduction	(176)	(141)
Lapse rates[3]	10% reduction	105	84
Future maintenance and investment expenses[4]	10% reduction	259	208
Risk-free rate[5]	0.25% reduction	29	24
Guaranteed annuity option take up6	5% addition	1	1
Equity investment volatility[7]	1% addition	(3)	(3)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(260)	(208)
Increase in illiquidity premia[9]	0.10% addition	101	81

	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m
At 31 December 2013
Non-annuitant mortality and morbidity[1]	5% reduction	39	31
Annuitant mortality[2]	5% reduction	(151)	(121)
Lapse rates[3]	10% reduction	132	106
Future maintenance and investment expenses[4]	10% reduction	194	155
Risk-free rate[5]	0.25% reduction	50	40
Guaranteed annuity option take up6	5% addition	–	–
Equity investment volatility[7]	1% addition	(8)	(6)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(238)	(191)
Increase in illiquidity premia[9]	0.10% addition	82	66

Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

[1]	This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.
[2]	This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.
[3]	This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.
[4]	This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.
[5]	This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.
[6]	This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.
[7]	This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.
[8]	This sensitivity shows the impact of a 25 basis point increase in credit default spreads on corporate bonds and the corresponding reduction in market values. Swap curves, the risk-free rate and illiquidity premia are all assumed to be unchanged.
[9]	This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premia. It assumes the overall spreads on assets are unchanged and hence market values are unchanged. Swap curves and the non-annuity risk-free rate are both assumed to be unchanged. The increased illiquidity premium increases the annuity risk-free rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35: LIABILITIES ARISING FROM NON-PARTICIPATING INVESTMENT CONTRACTS

The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	Gross	Reinsurance	Net
	£m	£m	£m
At 1 January 2013	54,372	(46)	54,326
New business	1,294	(1)	1,293
Changes in existing business	1,899	–	1,899
Disposal of businesses	(29,953)	–	(29,953)
Exchange and other adjustments	(22)	–	(22)
At 31 December 2013	27,590	(47)	27,543
New business	257	(1)	256
Changes in existing business	(583)	9	(574)
Exchange and other adjustments	(16)	–	(16)
At 31 December 2014	27,248	(39)	27,209

NOTE 36: UNALLOCATED SURPLUS WITHIN INSURANCE BUSINESSES

The movement in the unallocated surplus within long-term insurance businesses over the year can be analysed as follows:

	2014	2013
	£m	£m
At 1 January	391	267
Change in unallocated surplus recognised in the income statement (note 10)	(74)	123
Exchange and other adjustments	3	1
At 31 December	320	391

NOTE 37: OTHER LIABILITIES

	2014	2013
	£m	£m
Settlement balances	1,024	3,358
Unitholders’ interest in Open Ended Investment Companies	19,525	22,219
Liabilities of disposal groups	–	7,302
Other creditors and accruals	7,556	7,577
Total other liabilities	28,105	40,456
F-59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: RETIREMENT BENEFIT OBLIGATIONS

	2014	2013	2012
	£m	£m	£m
Charge to the income statement
Past service (credits) charges[1]	(822)	104	(250)
Other	334	392	349
Defined benefit pension schemes	(488)	496	99
Other post-retirement benefit schemes	10	7	11
Total defined benefit schemes	(478)	503	110
Defined contribution pension schemes	252	255	229
Total (credit) charge to the income statement (note 11)	(226)	758	339

[1]	On 11 March 2014 the Group announced a change to its defined benefit pension schemes, revising the existing cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to nil with effect from 2 April 2014. The effect of this change was to reduce the Group’s retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement. This has been partly offset by a charge of £21 million following changes to pension arrangements for staff within the TSB business. In 2013, the Group agreed certain changes to early retirement and commutation factors in two of its principal defined benefit pension schemes, resulting in a cost of £104 million recognised in the Group’s income statement in the year ended 31 December 2013. In 2012, there was a net credit of £250 million following a decision to link discretionary pension increases in certain schemes to the Consumer Price Index.

	2014	2013
	£m	£m
Amounts recognised in the balance sheet
Retirement benefit assets	1,147	98
Retirement benefit obligations	(453)	(1,096)
Total amounts recognised in the balance sheet	694	(998)

The total amount recognised in the balance sheet relates to:

	2014	2013
	£m	£m
Defined benefit pension schemes	890	(787)
Other post-retirement benefit schemes	(196)	(211)
Total amounts recognised in the balance sheet	694	(998)

PENSION SCHEMES

DEFINED BENEFIT SCHEMES

(I) CHARACTERISTICS OF AND RISKS ASSOCIATED WITH THE GROUP’S SCHEMES

The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the defined benefit sections of the Lloyds Bank Pension Schemes No’s 1 and 2 and the HBOS Final Salary Pension Scheme. These schemes provide retirement benefits calculated as a percentage of final pensionable salary depending upon the length of service; the minimum retirement age under the rules of the schemes at 31 December 2014 is generally 55 although certain categories of member are deemed to have a contractual right to retire at 50.

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

The latest full valuations of the three main schemes were carried out as at 30 June 2011; the results have been updated to 31 December 2014 by qualified independent actuaries. The last full valuations of other Group schemes were carried out on a number of different dates; these have been updated to 31 December 2014 by qualified independent actuaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: RETIREMENT BENEFIT OBLIGATIONS continued

During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No 1 and Lloyds Bank Pension Scheme No 2 of approximately £1 billion in aggregate. These contributions took the form of interests in limited liability partnerships for each of the two schemes which contained assets of approximately £5.4 billion in aggregate entitling the schemes to annual payments of approximately £215 million in aggregate until 31 December 2014. As all scheduled distributions have now been made, the value of the partnership interests equates to a nominal amount and the limited liability partnerships will continue to hold assets to provide security for the Group’s obligations to the Lloyds Bank Pension Scheme No1 and Lloyds Bank Pension Scheme No 2. At 31 December 2014, the limited liability partnerships held assets of approximately £5.1 billion and cash payments of £215 million were made to the pension schemes during the year (2013: £215 million). The limited liability partnerships are consolidated fully in the Group’s balance sheet (see note 20).

The Group has also established two private limited companies which hold assets to provide security for the Group’s obligations to the HBOS Final Salary Pension Scheme and a section of the Lloyds Bank Pension Scheme No 1. At 31 December 2014 these held assets of approximately £2.8 billion in aggregate; they do not make any distributions to the pension schemes. The private limited companies are consolidated fully in the Group’s balance sheet. The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2014.

The Group currently expects to pay contributions of approximately £425 million to its defined benefit schemes in 2015.

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

(II) AMOUNTS IN THE FINANCIAL STATEMENTS

	2014	2013
	£m	£m
Amount included in the balance sheet
Present value of funded obligations	(37,243)	(33,355)
Fair value of scheme assets	38,133	32,568
Net amount recognised in the balance sheet	890	(787)

	2014	2013
	£m	£m
Net amount recognised in the balance sheet
At 1 January	(787)	(957)
Net defined benefit pension credit (charge)	488	(496)
Actuarial losses on defined benefit obligation	(4,272)	(1,265)
Return on plan assets	4,928	1,133
Employer contributions	531	804
Exchange and other adjustments	2	(6)
At 31 December	890	(787)
F-61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: RETIREMENT BENEFIT OBLIGATIONS continued

	2014	2013
	£m	£m
Movements in the defined benefit obligation
At 1 January	(33,355)	(31,324)
Current service cost	(277)	(351)
Interest expense	(1,471)	(1,414)
Remeasurements:
Actuarial (losses) gains – experience	186	184
Actuarial (losses) gains – demographic assumptions	(13)	15
Actuarial (losses) gains – financial assumptions	(4,445)	(1,464)
Benefits paid	1,147	1,061
Past service cost	(20)	(5)
Employee contributions	(2)	(3)
Curtailments	822	(104)
Settlements	117	62
Exchange and other adjustments	68	(12)
At 31 December	(37,243)	(33,355)
The total defined benefit obligation comprises:
Amounts owing to active members	(7,801)	(8,647)
Amounts owing to deferred members	(12,928)	(9,927)
Amounts owing to pensioners	(15,139)	(13,547)
Amounts owing to dependents	(1,375)	(1,234)
Total defined benefit obligation at 31 December	(37,243)	(33,355)

	2014	2013
	£m	£m
Changes in the fair value of scheme assets
At 1 January	32,568	30,367
Return on plan assets excluding amounts included in interest income	4,928	1,133
Interest income	1,477	1,392
Employer contributions	531	804
Employee contributions	2	3
Benefits paid	(1,147)	(1,061)
Settlements	(124)	(55)
Administrative costs paid	(36)	(21)
Exchange and other adjustments	(66)	6
At 31 December	38,133	32,568
F-62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: RETIREMENT BENEFIT OBLIGATIONS continued

COMPOSITION OF SCHEME ASSETS:

	2014			2013
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m
Equity instruments	1,047	–	1,047	1,276	–	1,276
Debt instruments	21,243	–	21,243	12,845	–	12,845
Property	–	1,138	1,138	–	1,062	1,062
Pooled investment vehicles	3,603	10,555	14,158	4,684	10,671	15,355
Money market instruments, cash, derivatives and other assets and liabilities	1,179	(632)	547	506	1,524	2,030
At 31 December	27,072	11,061	38,133	19,311	13,257	32,568

The assets of all the funded plans are held independently of the Group’s assets in separate trustee administered funds.

An analysis by credit rating of the pension schemes’ debt securities is provided below:

	Investment grade[1] £m	Sub- investment grade £m	Not rated £m	Total £m
At 31 December 2014
Fixed interest government bonds	3,933	210	7	4,150
Index linked government bonds	10,396	–	–	10,396
Corporate and other debt securities	4,880	1,535	208	6,623
Asset-backed securities	–	–	74	74
Total debt securities	19,209	1,745	289	21,243
At 31 December 2013
Fixed interest government bonds	2,122	80	–	2,202
Index linked government bonds	6,955	–	–	6,955
Corporate and other debt securities	3,080	482	75	3,637
Asset-backed securities	–	–	51	51
Total debt securities	12,157	562	126	12,845

[1]	Credit ratings equal to or better than ‘BBB’.

The pension schemes’ pooled investment vehicles comprise:

	2014	2013
	£m	£m
Equity funds	2,581	4,699
Hedge and mutual funds	2,170	2,382
Liquidity funds	2,566	3,588
Bond and debt funds	2,570	1,996
Other	4,271	2,690
At 31 December	14,158	15,355

The expense recognised in the income statement for the year ended 31 December comprises:

	2014	2013	2012
	£m	£m	£m
Current service cost	277	351	360
Net interest amount	(6)	22	(60)
Past service credits and curtailments (see below)	(822)	104	(250)
Settlements	7	(7)	4
Past service cost – plan amendments	20	5	16
Plan administration costs incurred during the year	36	21	29
Total defined benefit pension expense	(488)	496	99
F-63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: RETIREMENT BENEFIT OBLIGATIONS continued

ASSUMPTIONS

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2014	2013
	%	%
Discount rate	3.67	4.60
Rate of inflation:
Retail Prices Index	2.95	3.30
Consumer Price Index	1.95	2.30
Rate of salary increases	0.00	2.00
Weighted-average rate of increase for pensions in payment	2.59	2.80

	2014	2013
	Years	Years
Life expectancy for member aged 60, on the valuation date:
Men	27.5	27.4
Women	29.8	29.7
Life expectancy for member aged 60, 15 years after the valuation date:
Men	28.7	28.6
Women	31.1	31.0

The mortality assumptions used in the scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2014 is assumed to live for, on average, 27.5 years for a male and 29.8 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60.

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

F-64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: RETIREMENT BENEFIT OBLIGATIONS continued

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

	Effect of reasonably possible alternative assumptions
	Increase (decrease) in the income statement charge		Increase (decrease) in the net defined benefit pension scheme liability
	2014 £m	2013 £m	2014 £m	2013 £m
Inflation (including pension increases):[1]
Increase of 0.1 per cent	18	24	383	414
Decrease of 0.1 per cent	(16)	(6)	(362)	(122)
Discount rate:[2]
Increase of 0.1 per cent	(30)	(30)	(611)	(542)
Decrease of 0.1 per cent	29	33	623	550
Expected life expectancy of members:
Increase of one year	34	38	750	686
Decrease of one year	(32)	(36)	(738)	(676)

[1]	At 31 December 2014, the assumed rate of RPI inflation is 2.95 per cent and CPI inflation 1.95 per cent (2013: RPI 3.3 per cent and CPI 2.3 per cent).
[2]	At 31 December 2014, the assumed discount rate is 3.67 per cent (2013: 4.60 per cent).

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

The sensitivity analysis (including the inflation sensitivity) does not include the impact of any change in the rate of salary increases as pensionable salaries have been frozen since 2 April 2014.

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

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year.

ASSET-LIABILITY MATCHING STRATEGIES

The main schemes’ assets are invested in a diversified portfolio, consisting primarily of debt securities. The investment strategy is not static and will evolve to reflect the structure of liabilities within the schemes. Specific asset-liability matching strategies for each pension plan are independently determined by the responsible governance body for each scheme and in consultation with the employer.

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

The current asset-liability matching strategy currently mitigates approximately 92 per cent (2013: 57 per cent) of the interest rate volatility and 94 per cent (2013: 71 per cent) of the inflation rate volatility of the liabilities.

F-65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: RETIREMENT BENEFIT OBLIGATIONS continued

MATURITY PROFILE OF DEFINED BENEFIT OBLIGATION

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution and timing of benefit payments:

	2014 Years	2013 Years
Duration of the defined benefit obligation	19	19

	2014 £m	2013 £m
Maturity analysis of benefits expected to be paid
Benefits expected to be paid within 12 months	1,179	1,067
Benefits expected to be paid between 1 and 2 years	1,059	1,009
Benefits expected to be paid between 2 and 5 years	3,538	3,420
Benefits expected to be paid between 5 and 10 years	7,334	7,207
Benefits expected to be paid between 10 and 15 years	8,831	8,945
Benefits expected to be paid between 15 and 25 years	20,011	21,102
Benefits expected to be paid between 25 and 35 years	18,995	20,851
Benefits expected to be paid between 35 and 45 years	14,434	16,374
Benefits expected to be paid in more than 45 years	9,617	11,403

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

During the year ended 31 December 2014 the charge to the income statement in respect of defined contribution schemes was £252 million (2013: £255 million; 2012: £229 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

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

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2014 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.55 per cent (2013: 6.90 per cent).

Movements in the other post-retirement benefits obligation:

	2014 £m	2013 £m
At 1 January	(211)	(207)
Actuarial gain (loss)	18	(4)
Insurance premiums paid	7	7
Charge for the year	(10)	(7)
At 31 December	(196)	(211)
F-66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39: DEFERRED TAX

The movement in the net deferred tax balance is as follows:

	2014 £m	2013 £m
Asset at 1 January	5,101	4,586
Exchange and other adjustments	9	7
Disposals	(60)	558
Income statement charge (note 13):
Due to change in UK corporation tax rate and related impacts	(24)	(594)
Other	(254)	(158)
	(278)	(752)
Amount credited (charged) to equity:
Post-retirement defined benefit scheme remeasurements	(135)	28
Available-for-sale financial assets (note 44)	(13)	274
Cash flow hedges (note 44)	(549)	374
Share-based compensation	16	26
	(681)	702
Asset at 31 December	4,091	5,101

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

Statutory position	2014 £m	2013 £m	Tax disclosure	2014 £m	2013 £m
Deferred tax assets	4,145	5,104	Deferred tax assets	7,033	8,097
Deferred tax liabilities	(54)	(3)	Deferred tax liabilities	(2,942)	(2,996)
Asset at 31 December	4,091	5,101	Asset at 31 December	4,091	5,101

The deferred tax charge in the income statement comprises the following temporary differences:

	2014 £m	2013 £m	2012 £m
Accelerated capital allowances	34	482	410
Pensions and other post-retirement benefits	(243)	(14)	(237)
Long-term assurance business	312	86	(869)
Allowances for impairment losses	(24)	(86)	(332)
Tax losses carried forward	(565)	(1,049)	974
Tax on fair value of acquired assets	159	322	28
Other temporary differences	49	(493)	(538)
Deferred tax charge in the income statement	(278)	(752)	(564)
F-67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39: DEFERRED TAX continued

Deferred tax assets and liabilities are comprised as follows:

	2014 £m	2013 £m
Deferred tax assets:
Pensions and other post-retirement benefits	–	288
Accelerated capital allowances	682	649
Allowances for impairment losses	5	22
Other provisions	15	45
Available-for-sale asset revaluation	–	–
Tax losses carried forward	5,758	6,338
Other temporary differences	573	755
Total deferred tax assets	7,033	8,097

	2014 £m	2013 £m
Deferred tax liabilities:
Pensions and other post-retirement benefits	(87)	–
Long-term assurance business	(944)	(1,195)
Available-for-sale asset revaluation	(13)	(30)
Tax on fair value of acquired assets	(1,072)	(1,236)
Effective interest rates	(10)	(19)
Derivatives	(421)	(190)
Other temporary differences	(395)	(326)
Total deferred tax liabilities	(2,942)	(2,996)

The Finance Act 2013 (the Act) was substantively enacted on 2 July 2013. The Act further reduced the main rate of corporation tax to 21 per cent with effect from 1 April 2014 and 20 per cent with effect from 1 April 2015.

DEFERRED TAX ASSETS

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through future taxable profits is probable. Group companies have recognised deferred tax assets of £5,758 million (2013: £6,338 million) in relation to trading tax losses carried forward. After reviews of medium-term profit forecasts, the Group considers that there will be sufficient profits in the future against which these losses will be offset (see note 3).

Deferred tax assets of £190 million (2013: £168 million) have not been recognised in respect of capital losses carried forward as there are no predicted future capital profits. Capital losses can be carried forward indefinitely.

Deferred tax assets of £614 million (2013: £593 million) have not been recognised in respect of trading losses carried forward, mainly in certain overseas companies and in respect of other temporary differences in the insurance businesses. Trading losses can be carried forward indefinitely, except for losses in the USA which expire after 20 years.

In addition, deferred tax assets have not been recognised in respect of unrelieved foreign tax carried forward at 31 December 2014 of £117 million (2013: £41 million), as there are no predicted future taxable profits against which the unrelieved foreign tax credits can be utilised. These tax credits can be carried forward indefinitely.

NOTE 40: OTHER PROVISIONS

	Provisions for commitments £m	Payment protection insurance £m	Other regulatory provisions £m	Vacant leasehold property £m	Other £m	Total £m
At 1 January 2014	177	2,807	1,008	69	427	4,488
Exchange and other adjustments	(86)	–	–	15	(5)	(76)
Provisions applied	–	(2,458)	(1,104)	(19)	(184)	(3,765)
Charge for the year	10	2,200	925	5	413	3,553
At 31 December 2014	101	2,549	829	70	651	4,200

PROVISIONS FOR COMMITMENTS

Provisions are held in cases where the Group is irrevocably committed to advance additional funds, but where there is doubt as to the customer’s ability to meet its repayment obligations.

F-68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40: OTHER PROVISIONS continued

PAYMENT PROTECTION INSURANCE

Following the unsuccessful legal challenge by the British Bankers’ Association against the Financial Services Authority (FSA) (now known as the Financial Conduct Authority (FCA)) and the Financial Ombudsman Service (FOS), the Group made provisions totalling £9,825 million to 31 December 2013 against the costs of paying redress to customers in respect of past sales of PPI policies, including the related administrative expenses.

During 2014 customer initiated complaints have continued to fall, albeit slower than expected. The proactive mailings have been substantially completed and remediation of previously defended cases commenced. A further £2,200 million has been added to the provision in 2014, which brings the total amount provided to £12,025 million, of which approximately £2,520 million relates to anticipated administrative expenses.

As at 31 December 2014, £2,549 million of the provision remained unutilised (21 per cent of total provision) relative to an average monthly spend including administration costs in 2014 of approximately of £205 million. The main drivers of the provision are as follows:

VOLUMES OF CUSTOMER INITIATED COMPLAINTS (AFTER EXCLUDING COMPLAINTS FROM CUSTOMERS WHERE NO PPI POLICY WAS HELD)

At 31 December 2013, the provision assumed a total of 3.0 million complaints would be received. During 2014, complaint volumes were 22 per cent lower than 2013, but continue to be higher than expected. As a result, the Group is forecasting a slower decline in future volumes than previously expected, largely due to more sustained Claims Management Company (CMC) activity; non-CMC complaints have declined sharply. This has resulted in a further provision of approximately £1,080 million. At 31 December 2014, approximately 3 million complaints have been received, with the provision assuming approximately a further 0.6 million complaints will be received in the future.

Quarter	Average monthly reactive complaint volume	Quarter on Quarter %	During the fourth quarter the Group has seen a fall of approximately 12 per cent in complaint levels. However, the provision remains sensitive to future trends.
Q1 2012	109,893
Q2 2012	130,752	19%
Q3 2012	110,807	(15)%
Q4 2012	84,751	(24)%
Q1 2013	61,259	(28)%
Q2 2013	54,086	(12)%
Q3 2013	49,555	(8)%
Q4 2013	37,457	(24)%
Q1 2014	42,259	13%
Q2 2014	39,426	(7)%
Q3 2014	40,624	3%
Q4 2014	35,910	(12)%

PROACTIVE MAILING RESULTING FROM PAST BUSINESS REVIEWS (PBR)

The Group is proactively mailing customers where it has been identified that there was a risk of potential mis-sale. At 31 December 2014 mailing of the original scope has been completed. During 2014, as a result of ongoing monitoring, some limited additional mailings have been added to the PBR scope. In addition, PBR responses to mailings have been higher than expected resulting in a further provision for PBR of approximately £300 million added during 2014.

UPHOLD RATES

Uphold rates have increased following changes to the complaint handling policy. The impact to date and going forward resulted in a £110 million increase to the provision.

AVERAGE REDRESS

Average redress per policy has increased, reversing the trend seen in the first three quarters of 2014. This higher level is expected to continue going forward and has resulted in an additional provision for the year of £40 million.

RE-REVIEW OF PREVIOUSLY HANDLED CASES

Approximately 0.6 million cases were included within the scope of remediation at 31 December 2013. These largely related to previously defended complaints which are being reviewed again to ensure consistency with the current complaint handling policy, now in operation. This exercise has commenced and is expected to be substantially complete by the end of June 2015, albeit with payments made in the second half of 2015 for some cases. The Group expects to uphold more of these cases due to the recent increase in uphold rates. Further cases have also been added to the remediation scope and relate to previously upheld cases. These cases have previously received redress and may receive a top-up payment. Given the increase in uphold rates and additional volumes to the scope, this has resulted in a further provision for the year of £250 million.

EXPENSES

The Group expects to maintain the PPI operation on its current scale for longer than previously expected given the update to volume related assumptions and the re-review of previously handled cases continuing into 2015. The estimate for administrative expenses, which comprise

F-69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40: OTHER PROVISIONS continued

litigation and complaint handling costs as well as costs arising from cases subsequently referred to the FOS, has increased by approximately £420 million in 2014.

An Enforcement team of the FCA is investigating the Group’s governance of third party suppliers and potential failings in the PPI complaint handling process. This investigation is ongoing and it is not possible at this stage to make any assessment of what, if any, additional liability may result from the investigation, although the administration costs of supporting the investigation have been provided for previously.

The Group estimates that it has sold approximately 16 million policies since 2000. These include policies that were not mis-sold as they were suitable for, and appropriately disclosed to, the customer. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 45 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and expected proactive mailings undertaken by the Group.

The total amount provided for PPI represents the Group’s best estimate of the likely future costs, albeit a number of risks and uncertainties remain, including complaint volumes, uphold rates, average redress paid, the scope and cost of proactive mailings and remediation, litigation costs and the outcome of the FCA Enforcement investigation. The cost of these factors could differ materially from the Group’s estimates and the assumptions underpinning them and could result in a further provision being required.

Key metrics and sensitivities are highlighted in the table below:

Sensitivities[1]	To date unless noted	Future	Sensitivity
Customer initiated complaints since origination (m)[2]	3.0	0.6	0.1 = £230m
Proactive Mailing: – number of policies (m)[3]	2.7	0.1	0.1 = £45m
– response rate[4]	34%	30%	1% = £3m
Average uphold rate per policy[5]	85%	80%	1% = £12m
Average redress per upheld policy[6]	£1,700	£1,790	£100 = £90m
Remediation Cases (m)[7]	0.2	1.0	1 case = £600
Administrative expenses (£m)	2,035	485	1 case = £500
FOS Referral Rate[8]	40%	40%	1% = £3m
FOS Change Rate[9]	58%	30%	1% = £2m

[1]	All sensitivities exclude claims where no PPI policy was held.
[2]	Sensitivity includes complaint handling costs, and has increased as a result of higher uphold rates and a shift towards older policies.
[3]	To date volume includes customer initiated complaints.
[4]	Metric has been adjusted to include mature mailings only. Future response rates are expected to be lower than experienced to date as mailings to higher risk customers have been prioritised. The sensitivity has reduced from the half year as the higher risk population continues to decrease.
[5]	The percentage of complaints where the Group finds in favour of the customer. This is a blend of proactive and customer initiated complaints. The 85 per cent uphold rate is based on six months to December 2014. The lower uphold rate in the future reflects a lower proportion of PBR related cases which typically have a higher uphold rate, reflecting the higher risk nature of those policy sales.
[6]	The amount that is paid in redress in relation to a policy found to have been mis-sold, comprising, where applicable, the refund of premium, compound interest charged and interest at 8 per cent per annum. Actuals are based on the six months to December 2014. The increase in future average redress is influenced by fewer PBR policies due to the maturity of the PBR mailing. The increase is also due to a shift in the reactive complaint mix towards older, and therefore more expensive, policies.
[7]	Remediation to date is based on cases reviewed as at 31 December 2014, but not necessarily settled and also includes a small portion relating to previously upheld complaints. The average cost included in the sensitivity is based on all cases included within the remediation scope, and is therefore a weighted average of full payments, top-up payments on previously upheld cases, and nil payouts where the original decision is retained.
[8]	The percentage of cases reviewed by the Group that are subsequently referred to the FOS by the customer. A complaint is considered mature when six months have elapsed since initial decision. Actuals are based on decisions made by the Group during January 2014 to June 2014 and subsequently referred to the FOS.
[9]	The percentage of complaints referred where the FOS arrive at a different decision to the Group. Actuals are based on the six months to December 2014. The overturn rate to date is high as it continues to include a significant number of cases assessed prior to the implementation of changes to the case review process during 2013.

The provision remains sensitive to future trends; as an example, were reactive complaint levels in the first two quarters of 2015 to remain broadly in line with the fourth quarter of 2014 then the revised modelled total complaints and associated administrative costs would increase the provision by approximately £700 million.

OTHER REGULATORY PROVISIONS

LITIGATION IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. Following decisions in July 2012 from the Federal Court of Justice in Germany the Group recognised provisions totalling £400 million in 2012 and 2013. Volumes of claims have not decreased as quickly as expected and as a result the Group has recognised a further £120 million during 2014 bringing the total provision to £520 million. The remaining unutilised provision as at 31 December 2014 is £199 million.

The validity of the claims facing CMIG depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will only be known once all relevant claims have been resolved.

LIBOR AND OTHER TRADING RATES

During 2014 the Group charged £225 million to the income statement in respect of this matter. In July, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate.

F-70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40: OTHER PROVISIONS continued

On LIBOR, the Group has reached settlements with the FCA in the United Kingdom, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions between May 2006 and 2009 and related systems and controls failings.

The settlements in relation to LIBOR are part of an industry-wide investigation into the setting of interbank offered rates across a range of currencies. Under the settlement, the Group has paid £35 million, £62 million and £50 million to the FCA, CFTC and DOJ respectively. As part of the settlement with the DOJ, the Group has also entered into a two-year Deferred Prosecution Agreement in relation to one count of wire fraud relating to the setting of LIBOR.

In relation to the BBA Sterling Repo Rate, the Group has reached a settlement with the FCA regarding submissions made between April 2008 and September 2009. This issue involved four individuals who the FCA has concluded manipulated BBA Repo Rate submissions to reduce fees payable under the Special Liquidity Scheme (SLS). The issue was proactively brought to the FCA’s attention when it was identified by the Group as part of its internal investigation into the LIBOR issues.

The Group has paid £70 million to the FCA in connection with the resolution of the BBA Repo Rate issue and related systems and controls failings. Both the CFTC and DOJ settlements are in respect of LIBOR only and neither agency has taken action regarding the BBA Repo Rate.

The BBA Repo Rate was used by the Bank of England (BoE) to calculate the fees for the SLS. During the period that Lloyds TSB and HBOS used the SLS they paid £1,278 million in fees, just under half of all the fees payable by the industry under the Scheme. As a result of the actions of the four individuals involved, the Group has paid nearly £8 million to compensate the BoE for amounts underpaid (by Lloyds TSB and HBOS and the other banks that used the SLS).

INTEREST RATE HEDGING PRODUCTS

In June 2012, a number of banks, including the Group, reached agreement with the FSA (now FCA) to carry out a review of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. As at 31 December 2014 the Group had identified 1,676 sales of IRHPs to customers within scope of the agreement with the FCA which have opted in and are being reviewed and, where appropriate, redressed. The Group agreed that on conclusion of this review it would provide redress to any in-scope customers where appropriate. The Group continues to review the remaining cases within the scope of the agreement with the FCA but has met all of the regulator’s requirements to date.

During 2014, the Group has charged a further £150 million in respect of estimated redress costs, increasing the total amount provided for redress and related administration costs for in-scope customers to £680 million (31 December 2013: £530 million). This increase relates to an extension in the timetable for customers being able to opt-in to the review and the volume and complexity of claims. As at 31 December 2014, the Group has utilised £571 million (31 December 2013: £162 million), with £109 million (31 December 2013: £368 million) of the provision remaining.

OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct and, where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. In 2014 the provision was increased by a further £430 million, in respect of a number of matters affecting the Retail, Commercial Banking and Consumer Finance divisions, including potential claims and remediation in respect of products sold through the branch network and continuing investigation of matters highlighted through industry-wide regulatory reviews, as well as legacy product sales and historical systems and controls such as those governing legacy incentive schemes. This brings the total amount charged to £730 million of which £209 million had been utilised at 31 December 2014. This increase reflected the Group’s assessment of a limited number of matters under discussion, none of which currently is individually considered financially material in the context of the Group.

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

Other provisions include those arising out of the insolvency of a third party insurer, which remains exposed to asbestos and pollution claims in the US. The ultimate cost and timing of payments are uncertain. The provision held of £28 million at 31 December 2014 represents management’s current best estimate of the cost after having regard to actuarial estimates of future losses.

F-71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: SUBORDINATED LIABILITIES

	2014 £m	2013 £m
Preference shares	1,091	876
Preferred securities	3,819	4,301
Undated subordinated liabilities	1,852	1,916
Enhanced Capital Notes	3,683	8,938
Dated subordinated liabilities	15,597	16,281
Total subordinated liabilities	26,042	32,312

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the dated Enhanced Capital Notes (ECNs) ranks equally with that of the dated subordinated liabilities. The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during 2014 (2013: none). No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the Prudential Regulation Authority.

The movement in subordinated liabilities during the year was as follows:

	2014 £m	2013 £m
At 1 January	32,312	34,092
Issued during the year	629	1,500
Exchange offer in respect of Enhanced Capital Notes (notes 9 and 46)	(4,961)	–
Other repurchases and redemptions during the year	(3,023)	(2,442)
Foreign exchange and other movements	1,085	(838)
At 31 December	26,042	32,312

	Note	2014 £m	2013 £m
Preference shares
6% Non-cumulative Redeemable Preference Shares	a	–	–
6.0884% Non-cumulative Fixed to Floating Rate Preference Shares callable 2015 (£745 million)		11	10
5.92% Non-cumulative Fixed to Floating Rate Preference Shares callable 2015 (US$750 million)		136	127
6.267% Non-cumulative Fixed to Floating Rate Preference Shares callable 2016 (US$1,000 million)		279	274
6.3673% Non-cumulative Fixed to Floating Rate Preference Shares callable 2019 (£335 million)		2	2
6.475% Non-cumulative Preference Shares callable 2024 (£186 million)		43	39
6.413% Non-cumulative Fixed to Floating Rate Preference Shares callable 2035 (US$750 million)		115	51
6.657% Non-cumulative Fixed to Floating Rate Preference Shares callable 2037 (US$750 million)		54	16
9.25% Non-cumulative Irredeemable Preference Shares (£300 million)		375	304
9.75% Non-cumulative Irredeemable Preference Shares (£100 million)		76	53
Total preference shares		1,091	876

[a]	Since 2004, the Company has had in issue 400 6 per cent non-cumulative preference shares of 25p each. The shares, which are redeemable at the option of the Company at any time, carry the rights to a fixed rate non-cumulative preferential dividend of 6 per cent per annum; no dividend shall be payable in the event that the directors determine that prudent capital ratios would not be maintained if the dividend were paid. Upon winding up, the shares rank equally with any other preference shares issued by the Company.
F-72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: SUBORDINATED LIABILITIES continued

	Note	2014 £m	2013 £m
Preferred securities
6.90% Perpetual Capital Securities (US$1,000 million)	a	–	209
6.85% Non-cumulative Perpetual Preferred Securities (US$1,000 million)	a	259	121
8.117% Non-cumulative Perpetual Preferred Securities (Class A) (£250 million)	a, b	250	256
7.627% Fixed to Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities (€415 million)	a, c	77	66
6.35% Step-up Perpetual Capital Securities (€500 million)	a, d	–	212
6.071% Non-cumulative Perpetual Preferred Securities (US$750 million)		–	423
7.834% Sterling Step-up Non-voting Non-cumulative Preferred Securities callable 2015 (£250 million)		5	5
4.939% Non-voting Non-cumulative Perpetual Preferred Securities (€750 million)		27	26
7.286% Perpetual Regulatory Tier One Securities (Series A) (£150 million)		138	132
4.385% Step-up Perpetual Capital Securities callable 2017 (€750 million)		77	89
6.461% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (£600 million)		481	455
13% Step-up Perpetual Capital Securities callable 2019 (£785 million)		10	8
13% Step-up Perpetual Capital Securities callable 2019 (€532 million)		47	50
7.754% Non-cumulative Perpetual Preferred Securities (Class B) (£150 million)		105	101
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)		1,326	1,211
7.281% Perpetual Regulatory Tier One Securities (Series B) (£150 million)		117	90
13% Step-up Perpetual Capital Securities callable 2029 (£700 million)		662	660
7.881% Guaranteed Non-voting Non-cumulative Preferred Securities (£245 million)		238	187
Total preferred securities		3,819	4,301

a	These securities have passed their first call date, and are callable at specific dates as per the terms of the securities at the option of the issuer and with approval from the PRA.
b	The fixed rate on this security was reset from 8.117 per cent to 6.059 per cent with effect from 31 May 2010.
c	The fixed rate on this security was reset from 7.627 per cent to 3 month Euribor plus 2.875 per cent with effect from 9 December 2011.
d	The fixed rate on this security was reset from 6.35 per cent to 3 month Euribor plus 2.50 per cent with effect from 25 February 2013.
F-73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: SUBORDINATED LIABILITIES continued

	Note	2014 £m	2013 £m
Undated subordinated liabilities
6.625% Undated Subordinated Step-up Notes (£410 million)	a, b	5	6
Floating Rate Undated Subordinated Step-up Notes (€300 million)	a	19	16
6.05% Fixed to Floating Rate Undated Subordinated Notes (€500 million)	a, c	10	8
4.875% Undated Subordinated Fixed to Floating Rate Instruments (€750 million)		–	79
Floating Rate Undated Subordinated Notes (€500 million)		–	49
4.25% Perpetual Fixed to Floating Rate Reset Subordinated Guaranteed Notes (€750 million) (Clerical Medical Finance plc)		295	283
10.25% Subordinated Undated Instruments (£100 million)		1	1
7.375% Subordinated Undated Instruments (£150 million)		–	–
5.125% Step-up Perpetual Subordinated Notes callable 2015 (£560 million) (Scottish Widows plc)		548	533
5.125% Undated Subordinated Fixed to Floating Notes (€750 million)		50	49
7.5% Undated Subordinated Step-up Notes (£300 million)		4	5
5.125% Undated Subordinated Step-up Notes callable 2016 (£500 million)		2	2
6.5% Undated Subordinated Step-up Notes callable 2019 (£270 million)		1	1
8% Undated Subordinated Step-up Notes callable 2023 (£200 million)		–	–
7.375% Undated Subordinated Guaranteed Bonds (£200 million) (Clerical Medical Finance plc)		41	44
5.625% Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes callable 2019 (£500 million)		–	5
12% Perpetual Subordinated Bonds (£100 million)		20	20
5.75% Undated Subordinated Step-up Notes (£600 million)		2	3
8.75% Perpetual Subordinated Bonds (£100 million)		5	5
9.375% Perpetual Subordinated Bonds (£50 million)		14	14
5.75% Undated Subordinated Step-up Notes (£500 million)		6	4
6.5% Undated Subordinated Step-up Notes callable 2029 (£450 million)		–	–
6% Undated Subordinated Step-up Guaranteed Bonds callable 2032 (£500 million)		10	10
Floating Rate Primary Capital Notes (US$250 million)	a	116	109
Primary Capital Undated Floating Rate Notes:
Series 1 (US$750 million)	a	172	162
Series 2 (US$500 million)	a	180	169
Series 3 (US$600 million)	a	231	218
13.625% Perpetual Subordinated Bonds (£75 million)		18	19
11.75% Perpetual Subordinated Bonds (£100 million)		102	102
Total undated subordinated liabilities		1,852	1,916

a	These securities have passed their first call date, and are callable at specific dates as per the terms of the securities at the option of the issuer and with approval from the PRA.
b	The fixed rate on this security was reset from 6.625 per cent to 4.64821 per cent with effect from 15 July 2010.
c	The fixed rate on this security was reset from 6.05 per cent to 3 month Euribor plus 2.25 per cent with effect from 23 November 2011.
F-74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: SUBORDINATED LIABILITIES continued

With the exception of the two series identified in footnote b below, the ECNs were issued in lower tier 2 format and are convertible into ordinary shares on the breach of a defined trigger. The trigger is if the published core tier 1 ratio of the Group (as defined by the Financial Services Authority in May 2009) falls below 5 per cent.

	Note	2014 £m	2013 £m
Enhanced Capital Notes
7.625% Enhanced Capital Notes due 2019 (£151 million)		38	145
8.125% Enhanced Capital Notes due 2019 (£4 million)		4	4
9% Enhanced Capital Notes due 2019 (£97 million)		15	102
7.8673% Enhanced Capital Notes due 2019 (£331 million)		17	333
15% Enhanced Capital Notes due 2019 (£775 million)		936	1,064
15% Enhanced Capital Notes due 2019 (€487 million)		514	567
8.875% Enhanced Capital Notes due 2020 (€125 million)		108	116
9.334% Enhanced Capital Notes due 2020 (£208 million)		23	231
7.375% Enhanced Capital Notes due 2020 (€95 million)		76	80
Floating Rate Enhanced Capital Notes due 2020 (€53 million)	a	34	37
7.875% Enhanced Capital Notes due 2020 (US$408 million)		220	258
11.04% Enhanced Capital Notes due 2020 (£736 million)		67	824
7.5884% Enhanced Capital Notes due 2020 (£732 million)		59	706
6.385% Enhanced Capital Notes due 2020 (€662 million)		457	524
6.439% Enhanced Capital Notes due 2020 (€711 million)		36	563
8% Fixed to Floating Rate Undated Enhanced Capital Notes callable 2020 (US$1,259 million)	b	373	662
9.125% Enhanced Capital Notes due 2020 (£148 million)		50	157
12.75% Enhanced Capital Notes due 2020 (£57 million)		16	71
7.869% Enhanced Capital Notes due 2020 (£597 million)		26	593
7.625% Enhanced Capital Notes due 2020 (€226 million)		174	185
7.875% Enhanced Capital Notes due 2020 (US$986 million)		44	595
11.125% Enhanced Capital Notes due 2020 (£39 million)		5	44
8.5% Undated Enhanced Capital Notes callable 2021 (US$277 million)	b	156	146
14.5% Enhanced Capital Notes due 2022 (£79 million)		20	110
9.875% Enhanced Capital Notes due 2023 (£57 million)		6	66
11.25% Enhanced Capital Notes due 2023 (£95 million)		22	115
10.5% Enhanced Capital Notes due 2023 (£69 million)		10	78
11.875% Enhanced Capital Notes due 2024 (£35 million)		20	44
7.975% Enhanced Capital Notes due 2024 (£102 million)		26	99
16.125% Enhanced Capital Notes due 2024 (£61 million)		21	94
15% Enhanced Capital Notes due 2029 (£68 million)		106	108
9% Enhanced Capital Notes due 2029 (£107 million)		1	112
8.5% Enhanced Capital Notes due 2032 (£104 million)		3	105
Total Enhanced Capital Notes		3,683	8,938

a	Interest is payable quarterly in arrears at a rate of 3 month Euribor plus 3.1 per cent per annum.
b	Issued in upper tier 2 format.
F-75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: SUBORDINATED LIABILITIES continued

	Note	2014 £m	2013 £m
Dated subordinated liabilities
Subordinated Step-up Floating Rate Notes 2016 (€500 million)	a	–	172
Subordinated Step-up Floating Rate Notes 2016 (£300 million)	a	–	183
Callable Floating Rate Subordinated Notes 2016 (€500 million)	a	99	109
Callable Floating Rate Subordinated Notes 2016 (€500 million)	a	158	156
Subordinated Callable Notes 2016 (US$750 million)	a	260	218
Subordinated Callable Notes 2017 (€1,000 million)	a	284	276
6.75% Subordinated Callable Fixed to Floating Rate Instruments 2017 (Aus$200 million)	a, b	–	5
Subordinated Callable Floating Rate Instruments 2017 (Aus$400 million)	a	–	33
5.109% Callable Fixed to Floating Rate Notes 2017 (Can$500 million)	a, c	10	10
Subordinated Callable Notes 2017 (US$1,000 million)	a	245	211
6.305% Subordinated Callable Fixed to Floating Rate Notes 2017 (£500 million)	a, d	26	23
11% Subordinated Bonds 2014 (£250 million)		–	275
5.875% Subordinated Notes 2014 (£150 million)		–	155
5.875% Subordinated Guaranteed Bonds 2014 (€750 million)		–	658
4.375% Callable Fixed to Floating Rate Subordinated Notes 2019 (€750 million)		–	621
4.875% Subordinated Notes 2015 (€1,000 million)		801	862
6.625% Subordinated Notes 2015 (£350 million)		369	371
6.9625% Callable Subordinated Fixed to Floating Rate Notes 2020 callable 2015 (£750 million)		741	701
11.875% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (€1,147 million)		923	975
10.75% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (£466 million)		465	458
9.875% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (US$568 million)		369	349
10.125% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (Can$387 million)		217	223
13% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016 (Aus$417 million)		228	234
10.5% Subordinated Bonds 2018 (£150 million)		169	174
6.75% Subordinated Fixed Rate Notes 2018 (US$2,000 million)		1,203	1,102
10.375% Subordinated Fixed to Fixed Rate Notes 2024 callable 2019 (€154 million)		130	141
6.375% Subordinated Instruments 2019 (£250 million)		266	256
6.5% Dated Subordinated Notes 2020 (€1,500 million)		1,393	1,433
7.375% Dated Subordinated Notes 2020		3	3
5.75% Subordinated Fixed to Floating Rate Notes 2025 callable 2020 (£350 million)		347	331
6.5% Subordinated Fixed Rate Notes 2020 (US$2,000 million)		1,338	1,231
Subordinated Floating Rate Notes 2020 (€100 million)		78	85
9.375% Subordinated Bonds 2021 (£500 million)		648	617
5.374% Subordinated Fixed Rate Notes 2021 (€160 million)		147	147
9.625% Subordinated Bonds 2023 (£300 million)		371	341
7.07% Subordinated Fixed Rate Notes 2023 (€175 million)		179	175
5.50% Subordinated Notes 2023 (£850 million) (Scottish Widows plc)		930	794
4.5% Fixed Rate Subordinated Debt Securities due 2024 (US$1,000 million)		649	–
4.50% Fixed Rate Step-up Subordinated Notes due 2030 (€750 million)		506	445
7.625% Dated Subordinated Notes 2025 (£750 million)		904	822
6% Subordinated Notes 2033 (US$750 million)		433	313
7.00% Subordinated Notes 2043 (£650 million) (Scottish Widows plc)		708	593
Total dated subordinated liabilities		15,597	16,281

a	These securities have passed their first call dates, and are callable at specific dates as per the terms of the securities at the option of the issuer and with approval of the PRA.
b	The interest rate payable on this security was reset from 6.75 per cent fixed to Bank Bill Swap Rate plus 0.76 per cent with effect from 1 May 2012.
c	The interest rate payable on this security was reset from 5.109 per cent fixed to Canadian Dealer Offered Rate plus 0.65 per cent with effect from 21 June 2012.
d	The interest rate payable on this security was reset from 6.305 per cent fixed to 3-month Libor plus 1.2 per cent with effect from 18 October 2012.
F-76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42: SHARE CAPITAL

(1) AUTHORISED SHARE CAPITAL

As permitted by the Companies Act 2006, the Company removed references to authorised share capital from its articles of association at the annual general meeting on 5 June 2009. This change took effect from 1 October 2009.

(2) ISSUED AND FULLY PAID SHARE CAPITAL

	2014 Number of shares	2013 Number of shares	2012 Number of shares	2014 £m	2013 £m	2012 £m
Ordinary shares of 10p (formerly 25p) each
At 1 January	71,368,435,941	70,342,844,289	68,726,627,112	7,137	7,034	6,873
Issued in relation to the payment of coupons on certain hybrid capital securities	–	712,973,022	479,297,215	–	71	47
Issued under employee share schemes	5,299,416	312,618,630	1,136,919,962	1	32	114
At 31 December	71,373,735,357	71,368,435,941	70,342,844,289	7,138	7,137	7,034
Limited voting ordinary shares of 10p (formerly 25p) each
At 1 January and 31 December	80,921,051	80,921,051	80,921,051	8	8	8
Total issued share capital				7,146	7,145	7,042

SHARE ISSUANCES

The 5 million shares issued in 2014 were in respect of employee share schemes (2013: 312 million shares; 2012: 1,137 million shares). In 2013 the Group issued 713 million new ordinary shares (2012: 479 million shares) in relation to payment of coupons in the year on certain hybrid capital securities that are non-cumulative.

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

Information regarding significant direct or indirect holdings of shares in the Company can be found on page 184.

The directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary and preference shares as granted at the annual general meeting on 15 May 2014. The authority to issue shares and the authority to make market purchases of shares will expire at the next annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.

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

ORDINARY SHARES

The holders of ordinary shares (excluding the limited voting ordinary shares), who held 99.9 per cent of the total ordinary share capital at 31 December 2014, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares (excluding the limited voting ordinary shares) may also receive a dividend (subject to the provisions of the Company’s articles of association) and on a winding up may share in the assets of the Company.

LIMITED VOTING ORDINARY SHARES

The limited voting ordinary shares are held by the Lloyds Bank Foundations (the Foundations). The holders of the limited voting ordinary shares, who held 0.1 per cent of the total ordinary share capital at 31 December 2014, are entitled to receive copies of every circular or other document sent out by the Company to the holders of other ordinary shares. These shares carry no rights to dividends but rank pari passu with the ordinary shares in respect of other distributions and in the event of winding up. These shares do not have any right to vote at general meetings other than on resolutions concerning acquisitions or disposals of such importance that they require shareholder consent, or for the winding up of the Company, or for a variation in the class rights of the limited voting ordinary shares. In the event of an offer for more than 50 per cent of the issued ordinary share capital of the Company, each limited voting ordinary share will convert into an ordinary share and shall rank equally with the ordinary shares in all respects from the date of conversion.

F-77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42: SHARE CAPITAL continued

The Company has entered into deeds of covenant with the Foundations under the terms of which the Company makes annual donations. The deeds of covenant can be cancelled by the Company at nine years notice, at which point the limited voting ordinary share capital would convert into ordinary shares. Such notice has been given to the Lloyds Bank Foundation for Scotland.

PREFERENCE SHARES

The Company has in issue various classes of preference shares which are all classified as liabilities under IFRS and details of which are shown in note 41.

NOTE 43: SHARE PREMIUM ACCOUNT

	2014 £m	2013 £m	2012 £m
At 1 January	17,279	16,872	16,541
Issued in relation to the settlement of coupons on certain hybrid capital securities	–	279	123
Issued under employee share schemes	2	128	208
At 31 December	17,281	17,279	16,872

NOTE 44: OTHER RESERVES

	2014 £m	2013 £m	2012 £m
Other reserves comprise:
Merger reserve[1]	8,107	8,107	8,107
Capital redemption reserve[1]	4,115	4,115	4,115
Revaluation reserve in respect of available-for-sale financial assets	(67)	(615)	399
Cash flow hedging reserve	1,139	(1,055)	350
Foreign currency translation reserve	(78)	(75)	(69)
At 31 December	13,216	10,477	12,902

[1]	There were no movements in this reserve during 2014, 2013 or 2012.

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

F-78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 44: OTHER RESERVES continued

Movements in other reserves were as follows:

	2014 £m	2013 £m	2012 £m
Revaluation reserve in respect of available-for-sale financial assets
At 1 January	(615)	399	1,326
Adjustment on transfer from held-to-maturity portfolio	–	–	1,168
Change in fair value of available-for-sale financial assets	690	(680)	900
Deferred tax	(65)	86	(516)
Current tax	–	3	(3)
	625	(591)	1,549
Income statement transfers:
Disposals (note 9)	(131)	(629)	(3,547)
Deferred tax	52	191	848
	(79)	(438)	(2,699)
Impairment	2	18	42
Deferred tax	–	(3)	12
	2	15	54
Other transfers	–	–	169
Deferred tax	–	–	–
	–	–	169
At 31 December	(67)	(615)	399
	2014 £m	2013 £m	2012 £m
Cash flow hedging reserve
At 1 January	(1,055)	350	325
Change in fair value of hedging derivatives	3,896	(1,229)	116
Deferred tax	(765)	320	(17)
Current tax	–	–	–
	3,131	(909)	99
Income statement transfers (note 5)	(1,153)	(550)	(92)
Deferred tax	216	54	18
	(937)	(496)	(74)
At 31 December	1,139	(1,055)	350
	2014 £m	2013 £m	2012 £m
Foreign currency translation reserve
At 1 January	(75)	(69)	(55)
Currency translation differences arising in the year	(25)	(155)	(69)
Foreign currency gains (losses) on net investment hedges (tax: £nil)	22	149	55
At 31 December	(78)	(75)	(69)
F-79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: RETAINED PROFITS

	2014 £m	2013 £m	2012 £m
At 1 January	4,088	5,080	8,266
Profit (loss) for the year	1,412	(838)	(1,471)
Issue costs of other equity instruments (net of tax) (note 46)	(21)	–	–
Distributions on other equity instruments (net of tax) (note 46)	(225)	–	–
Post-retirement defined benefit scheme remeasurements	539	(108)	(1,645)
Movement in treasury shares	(286)	(480)	(407)
Value of employee services:
Share option schemes	123	142	81
Other employee award schemes	233	292	256
Adjustment on sale of non-controlling interest in TSB (note 56)	(171)	–	–
At 31 December	5,692	4,088	5,080

Retained profits are stated after deducting £565 million (2013: £480 million; 2012: £158 million) representing 648 million (2013: 578 million; 2012: 301 million) treasury shares held.

A number of Group entities and sub-groups, principally those with banking and insurance activities, are subject to various individual regulatory capital requirements. The payment of dividends by subsidiaries and the ability of members of the Group to lend money to other members of the Group may be subject to regulatory or legal restrictions, the availability of reserves and the financial and operating performance of the entity.

NOTE 46: OTHER EQUITY INSTRUMENTS

	2014 £m	2013 £m	2012 £m
At 1 January	–	–	–
Additional Tier 1 securities issued in the year:
Sterling notes (£3,725 million nominal)	3,725	–	–
Euro notes (€750 million nominal)	622	–	–
US dollar notes ($1,675 million nominal)	1,008	–	–
At 31 December	5,355	–	–

On 6 March 2014 the Group announced concurrent Sterling, Euro and Dollar exchange offers for holders of certain series of its Enhanced Capital Notes (ECNs) to exchange them for new Additional Tier 1 (AT1) securities. The exchange offers completed in April 2014 and resulted in a total of £5,355 million of AT1 securities being issued; issue costs of £21 million, net of tax, have been charged to retained profits.

The AT1 securities are Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with no fixed maturity or redemption date.

The principal terms of the AT1 securities are described below:

–	The securities rank behind the claims against Lloyds Banking Group plc of (a) unsubordinated creditors, (b) claims which are, or are expressed to be, subordinated to the claims of unsubordinated creditors of Lloyds Banking Group plc but not further or otherwise or (c) whose claims are, or are expressed to be, junior to the claims of other creditors of Lloyds Banking Group, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the AT1 Securities in a winding-up occurring prior to the Conversion Trigger.

–	The securities bear a fixed rate of interest until the first call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five year periods based on market rates.

–	Interest on the securities will be due and payable only at the sole discretion of Lloyds Banking Group plc, and Lloyds Banking Group plc may at any time elect to cancel any Interest Payment (or any part thereof) which would otherwise be payable on any Interest Payment Date. There are also certain restrictions on the payment of interest as specified in the terms.

–	The securities are undated and are repayable, at the option of Lloyds Banking Group plc, in whole at the first call date, or on any fifth anniversary after the first call date. In addition, the AT1 securities are repayable, at the option of Lloyds Banking Group plc, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA.

–	The securities convert into ordinary shares of Lloyds Banking Group plc, at a pre-determined price, should the fully loaded Common Equity Tier 1 ratio of the Group fall below 7.0 per cent.
F-80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 47: ORDINARY DIVIDENDS

The directors have recommended a dividend, which is subject to approval by the shareholders at the Annual General Meeting, of 0.75 pence per share (2013: nil pence per share; 2012: nil pence per share) representing a total dividend of £535 million (2013: £nil; 2012: £nil). These financial statements do not reflect this recommended dividend.

The trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but have chosen to waive their entitlement to the dividends on those shares as indicated: the Lloyds Banking Group Share Incentive Plan (holding at 31 December 2014: 21,158,651 shares, 31 December 2013: 16,857,069 shares, waived rights to all dividends), the Lloyds Banking Group Employee Share Ownership Trust (holding at 31 December 2014: 18,704,412 shares, 31 December 2013: 52,150,441 shares, on which it waived rights to all dividends), Lloyds Group Holdings (Jersey) Limited (holding at 31 December 2014: 42,846 shares, 31 December 2013: 42,846 shares, waived rights to all but a nominal amount of one penny in total) and the Lloyds Banking Group Qualifying Employee Share Ownership Trust (holding at 31 December 2014: 1,398 shares, 31 December 2013: 1,398 shares, waived rights to all but a nominal amount of one penny in total).

NOTE 48: SHARE-BASED PAYMENTS

CHARGE TO THE INCOME STATEMENT

The charge to the income statement is set out below:

	2014 £m	2013 £m	2012 £m
Deferred bonus plan	213	276	248
Executive and SAYE plans:
Options granted in the year	29	42	12
Options granted in prior years	78	74	65
	107	116	77
Share plans:
Shares granted in the year	14	3	3
Shares granted in prior years	6	4	5
	20	7	8
Total charge to the income statement	340	399	333

During the year ended 31 December 2014 the Group operated the following share-based payment schemes, all of which are equity settled.

DEFERRED BONUS PLANS

The Group operates a number of deferred bonus plans that are equity settled. Bonuses in respect of employee performance in 2014 have been recognised in the charge in line with the proportion of the deferral period completed.

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

All options granted in 2004 lapsed on 18 March 2014 and 12 August 2014.

FOR OPTIONS GRANTED IN 2005

The same conditions applied as for grants made in 2004, except that:

F-81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: SHARE-BASED PAYMENTS continued

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

Movements in the number of share options outstanding under the executive share option schemes during 2014 and 2013 are set out below:

	2014		2013
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	6,052,593	224.04	8,044,896	224.95
Forfeited	–	–	(1,992,303)	227.70
Lapsed	(3,417,306)	215.39	–	–
Outstanding at 31 December	2,635,287	235.26	6,052,593	224.04
Exercisable at 31 December	2,635,287	235.26	6,052,593	224.03

No options were exercised during 2014 or 2013. The weighted average remaining contractual life of options outstanding at the end of the year was 0.2 years (2013: 0.8 years). The fair values of the executive share options have been determined using a standard Black-Scholes model.

SAVE-AS-YOU-EARN SCHEMES

Eligible employees may enter into contracts through the Save-As-You-Earn schemes to save up to £500 per month and, at the expiry of a fixed term of three or five years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discounted price of no less than 80 per cent of the market price at the start of the invitation.

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2014		2013
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	500,969,617	41.16	314,572,023	48.01
Granted	326,565,564	60.02	510,414,399	40.62
Exercised	(7,287,899)	41.29	(294,905,606)	46.78
Forfeited	(18,949,167)	41.68	(7,715,717)	43.08
Cancelled	(15,561,144)	54.04	(10,761,588)	45.61
Expired	(2,110,588)	48.15	(10,633,894)	56.28
Outstanding at 31 December	783,626,383	48.73	500,969,617	41.16
Exercisable at 31 December	1,852	180.66	2,255,239	120.76

The weighted average share price at the time that the options were exercised during 2014 was £0.77 (2013: £0.65). The weighted average remaining contractual life of options outstanding at the end of the year was 2.6 years (2013: 2.9 years).

The weighted average fair value of SAYE options granted during 2014 was £0.22 (2013: £0.24). The fair values of the SAYE options have been determined using a standard Black-Scholes model.

For the HBOS sharesave plan, no options were exercised during 2014 or 2013. The options outstanding at 31 December 2014 had an exercise price of £1.8066 (2013: £1.8066) and a weighted average remaining contractual life of 1.4 years (2013: 1.1 years).

F-82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: SHARE-BASED PAYMENTS continued

OTHER SHARE OPTION PLANS

LLOYDS BANKING GROUP EXECUTIVE SHARE PLAN 2003

The Plan was adopted in December 2003 and under the Plan share options may be granted to senior employees. Options under this plan have been granted specifically to facilitate recruitment and as such were not subject to any performance conditions. The Plan is used not only to compensate new recruits for any lost share awards but also to make grants to key individuals for retention purposes with, in some instances, the grant being made subject to individual performance conditions.

For options granted on 27 March 2014 under the Commercial Banking Transformation Plan (CBTP), the number of options that may be delivered in March 2017 may vary by a factor of 0-4 from the original ‘on-target’ award, depending on the degree to which the performance conditions have been met. An ‘on-target’ vesting is contingent upon Commercial Banking achieving £2.5 billion Underlying Profit and 2 per cent Return on Risk-Weighted Assets (‘RoRWA’) on 31 December 2016. The Plan will pay out at between £1.9 billion and £3 billion underlying profit, and between 1.6 per cent and 2.5 per cent RoRWA.

Participants are not entitled to any dividends paid during the vesting period.

	2014		2013
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	37,354,979	Nil	45,614,150	Nil
Granted	225,424,109	Nil	9,284,956	Nil
Exercised	(21,870,649)	Nil	(16,079,222)	Nil
Forfeited	(7,114,199)	Nil	(1,290,720)	Nil
Lapsed	(405,156)	Nil	(174,185)	Nil
Outstanding at 31 December	233,389,084	Nil	37,354,979	Nil
Exercisable at 31 December	9,068,802	Nil	4,275,432	Nil

The weighted average fair value of options granted in the year was £0.72 (2013: £0.56). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2014 was £0.75 (2013: £0.55). The weighted average remaining contractual life of options outstanding at the end of the year was 7.0 years (2013: 3.6 years).

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

Movements in the number of options outstanding are set out below:

	2014		2013
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	11,172,600	Nil	21,321,237	Nil
Exercised	(5,173,429)	Nil	(5,953,810)	Nil
Forfeited	–	Nil	(4,194,827)	Nil
Outstanding at 31 December	5,999,171	Nil	11,172,600	Nil
Exercisable at 31 December	5,999,171	Nil	11,083,749	Nil

No options were granted in 2014 or 2013. The weighted average remaining contractual life of options outstanding at the end of the year was 6.7 years (2013: 7.5 years).

The weighted average share price at the time the options were exercised during 2014 was £0.70 (2013: £0.75).

Participants are entitled to any dividends paid during the vesting period. This amount will be paid in cash unless the Remuneration Committee decides it will be paid in shares.

The fair values of the majority of options granted have been determined using a standard Black-Scholes model. The fair values of the remaining options have been determined by Monte Carlo simulation.

F-83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: SHARE-BASED PAYMENTS continued

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

During 2013 the Group completed the sale of all of its holding in St James’s Place plc. The participants of the St James’s Place Share Option Plan remain entitled to the Lloyds Banking Group plc shares awarded under the terms of this Plan and these options are included in the table below.

Participants are not entitled to any dividends paid during the vesting period.

	2014		2013
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	13,119,584	369.76	19,857,692	363.76
Exercised	(5,222,260)	51.83	(2,609,272)	51.83
Forfeited	(103,007)	580	(240,349)	568.80
Lapsed	(321,138)	580	(2,144,026)	546.43
Cancelled	(7,473,179)	580	(1,744,461)	532.39
Outstanding at 31 December	–	–	13,119,584	369.76
Exercisable at 31 December	–	–	13,119,584	369.76

The weighted average share price at the time the options were exercised during 2014 was £0.77 (2013: £0.72).

The options under the HBOS Share Option Plan and St James’s Place Share Option Plan lapsed on 15 March 2014 and 20 April 2014 respectively.

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

F-84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: SHARE-BASED PAYMENTS continued

At the end of the performance period for the EPS and EP measures, the targets had not been fully met and therefore these awards vested in 2014 at a rate of 68 per cent (54 per cent for members of the Group Executive Committee, including Executive Directors).

The performance conditions for awards made in March and September 2012 are as follows:

(i)	EP: relevant to 30 per cent of the award. The performance target is based on 2014 adjusted EP outcome.

If the adjusted EP reaches £225 million, 25 per cent of this element of the award, being the threshold, will vest.

If the adjusted EP reaches £2,330 million, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(ii)	Absolute Total Shareholder Return (ATSR): relevant to 30 per cent of the award. Performance will be measured against the annualised return over the three year period ending 31 December 2014.

If the ATSR reaches 12 per cent per annum, 25 per cent of this element of the award, being the threshold, will vest.

If the ATSR reaches 30 per cent per annum, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(iii)	Short-term funding as a percentage of total funding: relevant to 10 per cent of the award. Performance will be measured relative to 2014 targets.

If the average percentage reaches 20 per cent, 25 per cent of this element of the award, being the threshold, will vest.

If the average percentage reaches 15 per cent, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(iv)	Non-core assets at the end of 2014: relevant to 10 per cent of the award. Performance will be measured by reference to balance sheet non-core assets at 31 December 2014.

If non-core assets amount to £95 billion or less, 25 per cent of this element of the award, being the threshold, will vest.

If non-core assets amount to £80 billion or less, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(v)	Net Simplification benefits: relevant to 10 per cent of the award. Performance will be measured by reference to the run rate achieved by the end of 2014.

If a run rate of net Simplification benefits of £1.5 billion is achieved, 25 per cent of this element of the award, being the threshold, will vest.

If a run rate of net Simplification benefits of £1.8 billion is achieved, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(vi)	FCA reportable complaints: relevant to 10 per cent of the award. Performance will be measured by reference to the total number of FSA reportable complaints per 1,000 customers (excluding PPI complaints) over the three year period to 31 December 2014.

If complaints per 1,000 customers average 1.5 per annum or less over three years, 25 per cent of this element of the award, being the threshold, will vest.

If complaints per 1,000 customers average 1.3 per annum or less over three years, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

At the end of the performance period, it has been assessed that rewards will vest at 97 per cent of maximum.

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
F-85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: SHARE-BASED PAYMENTS continued

(iv)	Non-core assets excluding UK Retail at the end of 2015: relevant to 10 per cent of the award. Performance will be measured by reference to balance sheet non-core assets at 31 December 2015.

If non-core assets amount to £37 billion or less, 25 per cent of this element of the award, being the threshold, will vest.

If non-core assets amount to £28 billion or less, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(v)	FCA reportable complaints: relevant to 10 per cent of the award. Performance will be measured by reference to the total number of FCA reportable complaints per 1,000 customers over the three year period to 31 December 2015.

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

The weighted average fair value of the share awards granted in 2014 was £0.62 (2013: £0.34). The fair values of the majority of share awards granted have been determined using a standard Black-Scholes model. The fair values of the remaining share awards have been determined by Monte Carlo simulation.

The performance conditions for awards made in March and August 2014 are as follows:

(i)	EP: relevant to 30 per cent of the award. The performance target is based on 2016 adjusted EP outcome.

If the adjusted EP reaches £2,154 million, 25 per cent of this element of the award, being the threshold will vest.

If the adjusted EP reaches £3,231 million, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(ii)	Absolute Total Shareholder Return (ATSR): relevant to 30 per cent of the award. Performance will be measured against the annualised return over the three year period ending 31 December 2016.

If the ATSR reaches 8 per cent per annum, 25 per cent of this element of the award, being the threshold, will vest.

If the ATSR reaches 16 per cent per annum, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(iii)	Cost: income ratio: relevant to 10 per cent of the award.

Performance will be measured against the adjusted total costs (total costs excluding FSCS costs and Bank Levy on underlying basis) as a percentage of total underlying income net of insurance claims based on full year 2016 figures.

If the adjusted total costs reaches:

– 48.9 per cent, 25 per cent of this element will vest.

– 46.5 per cent, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(iv)	FCA reportable complaints: relevant to 10 per cent of the award. Performance will be measured by reference to the total number of FCA reportable complaints per 1,000 accounts (excluding PPI complaints) over the three year period to 31 December 2016. If complaints per 1,000 accounts average 1.15 per annum or less, 25 per cent of this element of the award, being the threshold, will vest.

If complaints per 1,000 accounts average 1.05 per annum or less, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(v)	Net Promoter Score: relevant to 10 per cent of the award. Performance will be measured against the Major Group Ranking position of Lloyds Banking Group, the position averaged over the final twelve months of the performance period.

If the final averaged ranking position of Lloyds Banking Group is third, 25 per cent of this element will vest.

If the final averaged ranking position of Lloyds Banking Group is first, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(vi)	SME lending: relevant to 5 per cent of the award. Performance will be measured by reference to the percentage increase in net lending to SMEs over the three year period ending 31 December 2016.

If there is a 14 per cent increase in net lending, 25 per cent of this element will vest.

If there is an 18 per cent increase in net lending, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

(vii)	First Time Buyer Lending: relevant to 5 per cent of the award. Performance will be measured against percentage market shares based on Council of Mortgage Lenders Volumes data. Calculated as three point average of year-end positions over the three year period ending 31 December 2016.
F-86

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: SHARE-BASED PAYMENTS continued

If the percentage market share reaches 20 per cent, 25 per cent of this element will vest.

If the percentage market share reaches 25 per cent, 100 per cent of this element will vest.

Vesting between threshold and maximum will be on a straight line basis.

	2014
	Number of	2013
	shares	Number of shares
Outstanding at 1 January	548,885,895	515,951,517
Granted	120,952,253	186,360,995
Vested	(73,516,122)	—
Forfeited	(73,485,915)	(153,426,617)
Outstanding at 31 December	522,836,111	548,885,895

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LONG-TERM INCENTIVE PLAN

The Scottish Widows Investment Partnership (SWIP) Long-Term Incentive Plan applicable to senior executives and employees of SWIP, which had previously been a cash-only scheme, was amended in May 2012 for awards granted on or after that date. The amendment introduced the receipt of shares in Lloyds Banking Group plc as an element of the total award. For awards made in June 2012, the other element continued to be cash-based, with the split between cash-based and share-based determined by the Remuneration Committee. Awards made in June 2013 were fully share-based. The amendment was aimed at delivering shareholder value by linking the receipt of shares to an improvement in the performance of SWIP over a three year period. Awards were made within limits set by the rules of the Plan, with the maximum limits for combined cash and shares awarded equating to 3.5 times annual salary. In exceptional circumstances this could increase to four times annual salary.

The 2012 and 2013 performance conditions were evaluated upon completion of the sale of SWIP to Aberdeen Asset Management PLC, and the awards were pro rated as appropriate. The 2012 award will vest at 155 per cent and 165.6 per cent for Code Staff in March 2015 and the 2013 award will vest at 165.7 per cent in March 2016.

The ranges of exercise prices, weighted average exercise prices, weighted average remaining contractual life and number of options outstanding for the option schemes were as follows:

	Executive schemes			SAYE schemes			Other share option plans
	Weighted	Weighted		Weighted	Weighted		Weighted	Weighted
	average	average		average	average		average	average
	exercise price	remaining life	Number of	exercise price	remaining life	Number of	exercise price	remaining life	Number of
	(pence)	(years)	options	(pence)	(years)	options	(pence)	(years)	options
At 31 December 2014
Exercise price range
£0 to £1	–	–	–	48.63	2.57	783,025,625	–	–	–
£1 to £2	–	–	–	180.66	1.41	600,758	–	–	–
£2 to £3	235.26	0.2	2,635,287	–	–	–	–	–	–
£3 to £4	–	–	–	–	–	–	–	–	–
£5 to £6	–	–	–	–	–	–	–	–
At 31 December 2013
Exercise price range
£0 to £1	–	–	–	40.63	2.91	499,088,383	5.25	4.1	51,528,728
£1 to £2	199.91	0.6	196,201	180.64	1.09	1,881,234	–	–	–
£2 to £3	224.85	0.8	5,856,392	–	–	–	–	–	–
£5 to £6	–	–	–	–	–	–	580.00	0.2	7,897,324
F-87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: SHARE-BASED PAYMENTS continued

The fair value calculations at 31 December 2014 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

				Commercial
		Executive		Banking
	Save-As-You-	Share Plan		Transformation
	Earn	2003	LTIP	Programme
Weighted average risk-free interest rate	1.30%	0.58%	1.03%	1.03%
Weighted average expected life	3.3 years	1.2 years	3.0 years	3.0 years
Weighted average expected volatility	35%	23%	41%	41%
Weighted average expected dividend yield	2.5%	2.5%	2.5%	2.5%
Weighted average share price	£0.75	£0.76	£0.79	£0.78
Weighted average exercise price	£0.60	Nil	Nil	Nil

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

The number of shares awarded relating to matching shares in 2014 was 16,248,562 (2013: 19,870,495), with an average fair value of £0.78 (2013: £0.63), based on market prices at the date of award.

FIXED SHARE AWARDS

Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The Fixed Share Awards are delivered in Lloyds Banking Group shares, released over five years with 20 per cent being released each year following the year of award. The number of shares purchased in 2014 was 7,761,624.

The Fixed Share Award is not subject to any performance conditions, performance adjustment or clawback. On an employee leaving the Group, there is no change to the timeline for which shares will become unrestricted.

NOTE 49: RELATED PARTY TRANSACTIONS

KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2014	2013	2012
	£m	£m	£m
Compensation
Salaries and other short-term benefits	15	15	12
Post-employment benefits	1	–	–
Share-based payments	17	21	13
Total compensation	33	36	25

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.1 million (2013: £0.2 million; 2012: £0.1 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: RELATED PARTY TRANSACTIONS continued

	2014	2013	2012
	million	million	million
Share option plans
At 1 January	14	25	22
Granted, including certain adjustments[1] (includes entitlements of appointed key management personnel)	–	5	8
Exercised/lapsed (includes entitlements of former key management personnel)	(1)	(16)	(5)
At 31 December	13	14	25

	2014	2013	2012
	million	million	million
Share plans
At 1 January	105	70	58
Granted, including certain adjustments[1] (includes entitlements of appointed key management personnel)	19	42	45
Exercised/lapsed (includes entitlements of former key management personnel)	(22)	(7)	(33)
At 31 December	102	105	70

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2014	2013	2012
	£m	£m	£m
Loans
At 1 January	2	2	3
Advanced (includes loans of appointed key management personnel)	2	2	3
Repayments (includes loans of former key management personnel)	(1)	(2)	(4)
At 31 December	3	2	2

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 0.5 per cent and 23.95 per cent in 2014 (2013: 2.5 per cent and 23.9 per cent; 2012: 2.5 per cent and 29.95 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2013 and 2012: £nil).

	2014	2013	2012
	£m	£m	£m
Deposits
At 1 January	13	10	6
Placed (includes deposits of appointed key management personnel)	32	29	39
Withdrawn (includes deposits of former key management personnel)	(29)	(26)	(35)
At 31 December	16	13	10

Deposits placed by key management personnel attracted interest rates of up to 4.7 per cent (2013: 2.9 per cent; 2012: 3.8 per cent).

At 31 December 2014, the Group did not provide any guarantees in respect of key management personnel (2013 and 2012: none).

At 31 December 2014, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £1 million with six directors and six connected persons (2013: £1 million with six directors and five connected persons; 2012: £1 million with five directors and three connected persons).

SUBSIDIARIES

Details of the principal subsidiaries are given in note 9 to the parent company financial statements. In accordance with IFRS 10 Consolidated financial statements, transactions and balances with subsidiaries have been eliminated on consolidation.

UK GOVERNMENT

In January 2009, the UK Government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. At 31 December 2014, HM Treasury held more than 20 per cent of the Company’s ordinary share capital and consequently HM Treasury remained a related party of the Company during the year ended 31 December 2014.

In accordance with IAS 24, UK Government-controlled entities became related parties of the Group. The Group regards the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

During the year ended 31 December 2014, the Group participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: RELATED PARTY TRANSACTIONS continued

NATIONAL LOAN GUARANTEE SCHEME

The Group has participated in the UK government’s National Loan Guarantee Scheme, which was launched on 20 March 2012. Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group’s existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a pre-agreed period of time.

BUSINESS GROWTH FUND

In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers’ Association’s Business Taskforce Report of October 2010. At 31 December 2014, the Group had invested £118 million (31 December 2013: £64 million) in the Business Growth Fund and carried the investment at a fair value of £105 million (31 December 2013: £52 million).

BIG SOCIETY CAPITAL

In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund. The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund. The Fund was officially launched on 3 April 2012 and the Group had invested £23 million in the Fund by 31 December 2013 and invested a further £8 million during the year ended 31 December 2014.

FUNDING FOR LENDING

In August 2012, the Group announced its support for the UK government’s Funding for Lending Scheme and confirmed its intention to participate in the scheme. The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supported a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow. In November 2013, the Group entered into extension letters with the Bank of England to take part in the extension of the Funding for Lending Scheme until the end of January 2015. The extension of the Funding for Lending Scheme focuses on providing businesses with cheaper finance to invest and grow. £10 billion has been drawn down under this extension. In December 2014, the Bank of England announced a further extension to the end of January 2016 with an increased focus on supporting small businesses. At 31 December 2014, the Group had drawn down £20 billion under the Funding for Lending Scheme.

ENTERPRISE FINANCE GUARANTEE

The Group participates in the Enterprise Finance Guarantee Scheme which was launched in January 2009 as a replacement for the Small Firms Loan Guarantee Scheme. The scheme is a UK government-backed loan guarantee, which supports viable businesses with access to lending where they would otherwise be refused a loan due to a lack of lending security. The Department for Business, Innovation and Skills (formerly the Department for Business, Enterprise and Regulatory Reform) provides the lender with a guarantee of up to 75 per cent of the capital of each loan subject to the eligibility of the customer within the rules of the scheme. As at 31 December 2014, the Group had offered 6,250 loans to customers, worth over £500 million. The Group entities, Lloyds Bank plc, TSB Bank plc, Lloyds Commercial Finance Limited and Bank of Scotland plc contracted with The Secretary of State for Business, Innovation and Skills.

HELP TO BUY

On 7 October 2013, Bank of Scotland plc entered into an agreement with The Commissioners of Her Majesty’s Treasury by which it agreed that the Halifax Division of Bank of Scotland plc would participate in the Help to Buy Scheme with effect from 11 October 2013 and that Lloyds Bank plc would participate from 3 January 2014. The Help to Buy Scheme is a scheme promoted by the UK government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages. Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price.

In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender arising from a higher loan-to-value loan being made. £1,950 million of outstanding loans at 31 December 2014 had been advanced under this scheme.

HM TREASURY EXPENSES

During the year ended 31 December 2014, the Group paid for expenses amounting to £1 million incurred by or on behalf of HM Treasury in connection with the sale or proposed sale of shares by HM Treasury in the Company. The expenses were incurred in accordance with the Resale Rights Agreement and the Registration Rights Agreement entered into with HM Treasury in 2009. The performance by the Company of the Resale Rights Agreement and the Registration Rights Agreement was approved by shareholders of the Company at the 2014 Annual General Meeting.

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

OTHER RELATED PARTY TRANSACTIONS

PENSION FUNDS

The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2014, customer deposits of £129 million (2013: £145 million) and investment and insurance contract liabilities of £3,278 million (2013: £4,728 million) related to the Group’s pension funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: RELATED PARTY TRANSACTIONS continued

COLLECTIVE INVESTMENT VEHICLES

The Group manages 132 (2013: 210) collective investment vehicles, such as Open Ended Investment Companies (OEICs) and of these 80 (2013: 145) are consolidated. The Group invested £811 million (2013: £2,472 million) and redeemed £984 million (2013: £2,189 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £2,243 million (2013: £3,291 million) at 31 December. The Group earned fees of £201 million from the unconsolidated collective investment vehicles during 2014 (2013: £277 million).

JOINT VENTURES AND ASSOCIATES

The Group provided both administration and processing services to Sainsbury’s Bank plc, which was its principal joint venture up until the completion of the sale of the Group’s investment in that company on 31 January 2014. The amounts receivable by the Group during January 2014 were £3 million (year ended 31 December 2013: £35 million, of which £10 million was outstanding at 31 December 2013). At 31 December 2013, Sainsbury’s Bank plc had also had balances with the Group that were included in loans and advances to banks of £806 million and deposits by banks of £927 million.

At 31 December 2014 there were loans and advances to customers of £1,901 million (2013: £4,448 million) outstanding and balances within customer deposits of £24 million (2013: £70 million) relating to other joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2014, these companies had total assets of approximately £5,553 million (2013: £6,913 million), total liabilities of approximately £6,312 million (2013: £7,084 million) and for the year ended 31 December 2014 had turnover of approximately £5,634 million (2013: £6,989 million) and made a net loss of approximately £272 million (2013: net loss of £16 million). In addition, the Group has provided £2,364 million (2013: £3,355 million) of financing to these companies on which it received £149 million (2013: £170 million) of interest income in the year.

NOTE 50: CONTINGENT LIABILITIES AND COMMITMENTS

INTERCHANGE FEES

On 11 September 2014, the European Court of Justice (the ECJ) upheld the European Commission’s 2007 decision that an infringement of EU competition law had arisen from arrangements whereby MasterCard issuers charged a uniform fallback multilateral interchange fee (MIF) in respect of cross-border transactions in relation to the use of a MasterCard or Maestro branded payment card.

In parallel:

–	the European Commission has proposed legislation to regulate interchange fees which continues through the EU legislative process. A political agreement has been reached between the European Parliament and the Council and the legislation is expected to be adopted and come into force in the second quarter of 2015 with certain articles applying six months or a year after that (the adoption and entry into force dates remain subject to change);

–	the European Commission has adopted commitments proposed by VISA to settle an investigation into VISA’s cross-border interchange arrangements and aspects of its scheme rules . VISA has, amongst other things, agreed to reduce the level of interchange fees for cross-border card transactions to: 30 basis points (for credit) and 20 basis points (for debit). VISA has also changed a number of its rules in relation to cross-border acquiring. MasterCard unilaterally undertook, amongst other things, to reduce the level of cross-border interchange fees to the same levels as agreed between the Commission and Visa;

–	the Commission also continues to pursue other competition investigations into MasterCard and Visa probing, amongst other things, interchange paid in respect of cards issued outside the EEA;

–	litigation continues in the English High Court against both Visa and MasterCard. This litigation has been brought by several retailers who are seeking damages for allegedly ‘overpaid’ MIFs;

–	the new UK payments regulator may exercise its powers, when these come in to force (in April 2015), to regulate domestic interchange fees. In November 2014, the Competition and Markets Authority (the CMA) announced that it would not reopen the investigation into domestic interchange levels at this time following MasterCard’s agreement to introduce a phased reduction of domestic interchange rates commencing in April 2015. In addition, the FCA has started a market study in relation to the UK credit cards market.

The ultimate impact on the Group of the above investigations, regulatory or legislative developments and the litigation against VISA and MasterCard can only be known at the conclusion of these matters.

LIBOR AND OTHER TRADING RATES

As set out in more detail in note 40, on 28 July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The settlements in relation to LIBOR are part of an industry-wide investigation into the setting of interbank offered rates across a range of currencies.

The Group continues to cooperate with various other government and regulatory authorities, including the Serious Fraud Office, the European and Swiss Competition Commissions, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar and Japanese Yen LIBOR. The claims have been asserted by plaintiffs claiming to have had an interest in various types of financial instruments linked to US Dollar and Japanese Yen LIBOR. The allegations in these cases, the majority of which have been coordinated for pre-trial purposes in multi-district litigation proceedings (MDL) in the US Federal Court for the Southern District of New York (the ‘District Court’), are substantially similar to each other. The lawsuits allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act (RICO) and the Commodity Exchange Act (CEA), as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims have been dismissed by the District Court.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: CONTINGENT LIABILITIES AND COMMITMENTS continued

The Group is also reviewing its activities in relation to the setting of certain foreign exchange daily benchmark rates and related matters, following the FCA’s publicised initiation of an investigation into other financial institutions in relation to this activity. The Group is co-operating with the FCA and other regulators and is providing information about the Group’s review to those regulators. In addition, the Group, together with a number of other banks, was named as a defendant in several actions filed in the District Court between late 2013 and February 2014, in which the plaintiffs alleged that the defendants manipulated WM/Reuters foreign exchange rates in violation of US antitrust laws. On 31 March 2014, plaintiffs effectively withdrew their claims against the Group (but not against all defendants) by filing a superseding consolidated and amended pleading against a number of other defendants without naming any Group entity as a defendant.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK SHAREHOLDER LITIGATION

In August 2014, the Group and a number of former directors were named as defendants in a claim filed in the English High Court by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of fiduciary and tortious duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. The claim is at an early stage and so it is currently not possible to determine the ultimate impact on the Group (if any), but it intends to defend the claim vigorously.

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

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. At the end of the latest FSCS scheme year (31 March 2014), the principal balance outstanding on these loans was £16,591 million (31 March 2013: £17,246 million). Although the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants of the FSCS. The amount of future levies payable by the Group depends on a number of factors including the amounts recovered by the FSCS from asset sales, the Group’s participation in the deposit-taking market at 31 December, the level of protected deposits and the population of deposit-taking participants.

INVESTIGATION INTO BANK OF SCOTLAND AND REPORT ON HBOS

The FSA’s enforcement investigation into Bank of Scotland plc’s Corporate division between 2006 and 2008 concluded with the publication of a Final Notice on 9 March 2012. No financial penalty was imposed on the Group or Bank of Scotland plc. On 12 September 2012 the FSA confirmed it was starting work on a public interest report on HBOS. That report is now being produced as a joint PRA / FCA report. Although the Terms of Reference for the HBOS review (issued on 11 July 2014) stated an aim to publish the final report by the end of 2014, the report has not yet been published.

US-SWISS TAX PROGRAMME

The US Department of Justice (the DOJ) and the Swiss Federal Department of Finance announced on 29 August 2013 a programme (the Programme) for Swiss banks to obtain resolution concerning their status in connection with on-going investigations by the DOJ into individuals and entities that use foreign (i.e. non-US) bank accounts to evade US taxes and reporting requirements, and individuals and entities that facilitate or have facilitated the evasion of such taxes and reporting requirements. Swiss banks that chose to participate notified the DOJ of their election to categorise their relevant banking operations according to one of a number of defined categories under the Programme.

The Group carried out private banking operations in Switzerland with assets under management of approximately £7 billion. Those operations were sold in November 2013. Therefore, as a protective measure, in December 2013 the Group notified the DOJ of its intent to participate in the Programme. Having completed due diligence under the terms of the Programme, the Group has concluded that its further participation in the Programme is not warranted and it has communicated to the DOJ its decision to withdraw from the Programme.

TAX AUTHORITIES

The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. This includes open matters where Her Majesty’s Revenue and Customs (HMRC) adopt a different interpretation and application of tax law which might lead to additional tax. The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In the second half of 2013 HMRC informed the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

RESIDENTIAL MORTGAGE REPOSSESSIONS

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases, concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The Group is reviewing the issues raised by the judgment and will respond as appropriate to any investigations or proceedings that may in due course be instigated as a result of these issues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: CONTINGENT LIABILITIES AND COMMITMENTS continued

OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of employees, customers, investors or other third parties, as well as regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

	2014 £m	2013 £m
Contingent liabilities
Acceptances and endorsements	59	204
Other:
Other items serving as direct credit substitutes	330	710
Performance bonds and other transaction-related contingencies	2,293	1,966
	2,623	2,676
Total contingent liabilities	2,682	2,880

The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2014 £m	2013 £m
Commitments
Documentary credits and other short-term trade-related transactions	101	54
Forward asset purchases and forward deposits placed	162	440
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	8,809	9,559
Other commitments	64,015	55,002
	72,824	64,561
1 year or over original maturity	34,455	40,616
Total commitments	107,542	105,671

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £55,029 million (2013: £56,292 million) was irrevocable.

OPERATING LEASE COMMITMENTS

Where a Group company is the lessee the future minimum lease payments under non-cancellable premises operating leases are as follows:

	2014 £m	2013 £m
Not later than 1 year	301	292
Later than 1 year and not later than 5 years	945	928
Later than 5 years	1,141	1,166
Total operating lease commitments	2,387	2,386

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these is not material. No arrangements have been entered into for contingent rental payments.

CAPITAL COMMITMENTS

Excluding commitments in respect of investment property (note 23), capital expenditure contracted but not provided for at 31 December 2014 amounted to £373 million (2013: £345 million). Of this amount, £368 million (2013: £344 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS

(1) MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

	Derivatives	At fair value through profit or loss
	designated as hedging instruments £m	Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m
At 31 December 2014
Financial assets
Cash and balances at central banks	–	–	–	–	–	50,492	–	50,492
Items in the course of collection from banks	–	–	–	–	–	1,173	–	1,173
Trading and other financial assets at fair value
through profit or loss	–	48,494	103,437	–	–	–	–	151,931
Derivative financial instruments	4,233	31,895	–	–	–	–	–	36,128
Loans and receivables:
Loans and advances to banks	–	–	–	–	26,155	–	–	26,155
Loans and advances to customers	–	–	–	–	482,704	–	–	482,704
Debt securities	–	–	–	–	1,213	–	–	1,213
	–	–	–	–	510,072	–	–	510,072
Available-for-sale financial assets	–	–	–	56,493	–	–	–	56,493
Total financial assets	4,233	80,389	103,437	56,493	510,072	51,665	–	806,289
Financial liabilities
Deposits from banks	–	–	–	–	–	10,887	–	10,887
Customer deposits	–	–	–	–	–	447,067	–	447,067
Items in course of transmission to banks	–	–	–	–	–	979	–	979
Trading and other financial liabilities at fair value
through profit or loss	–	55,358	6,744	–	–	–	–	62,102
Derivative financial instruments	3,616	29,571	–	–	–	–	–	33,187
Notes in circulation	–	–	–	–	–	1,129	–	1,129
Debt securities in issue	–	–	–	–	–	76,233	–	76,233
Liabilities arising from insurance contracts and participating investment contracts	–	–	–	–	–	–	86,918	86,918
Liabilities arising from non-participating investment contracts	–	–	–	–	–	–	27,248	27,248
Unallocated surplus within insurance businesses	–	–	–	–	–	–	320	320
Financial guarantees	–	–	51	–	–	–	–	51
Subordinated liabilities	–	–	–	–	–	26,042	–	26,042
Total financial liabilities	3,616	84,929	6,795	–	–	562,337	114,486	772,163
F-94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

	Derivatives	At fair value through profit or loss
	designated as hedging instruments £m	Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m
At 31 December 2013[1]
Financial assets
Cash and balances at central banks	–	–	–	–	–	49,915	–	49,915
Items in the course of collection from banks	–	–	–	–	–	1,007	–	1,007
Trading and other financial assets at fair value
through profit or loss	–	37,350	105,333	–	–	–	–	142,683
Derivative financial instruments	4,742	26,062	–	–	–	–	–	30,804
Loans and receivables:
Loans and advances to banks	–	–	–	–	25,365	–	–	25,365
Loans and advances to customers	–	–	–	–	492,952	–	–	492,952
Debt securities	–	–	–	–	1,355	–	–	1,355
	–	–	–	–	519,672	–	–	519,672
Available-for-sale financial assets	–	–	–	43,976	–	–	–	43,976
Total financial assets	4,742	63,412	105,333	43,976	519,672	50,922	–	788,057
Financial liabilities
Deposits from banks	–	–	–	–	–	13,982	–	13,982
Customer deposits	–	–	–	–	–	439,467	–	439,467
Items in course of transmission to banks	–	–	–	–	–	774	–	774
Trading and other financial liabilities at fair value
through profit or loss	–	38,319	5,306	–	–	–	–	43,625
Derivative financial instruments	4,518	23,140	–	–	–	–	–	27,658
Notes in circulation	–	–	–	–	–	1,176	–	1,176
Debt securities in issue	–	–	–	–	–	87,102	–	87,102
Liabilities arising from insurance contracts and participating investment contracts	–	–	–	–	–	–	82,777	82,777
Liabilities arising from non-participating investment contracts	–	–	–	–	–	–	27,590	27,590
Unallocated surplus within insurance businesses	–	–	–	–	–	–	391	391
Financial guarantees	–	–	50	–	–	–	–	50
Subordinated liabilities	–	–	–	–	–	32,312	–	32,312
Total financial liabilities	4,518	61,459	5,356	–	–	574,813	110,758	756,904

[1]	See note 1.
F-95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

(2) FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a measure as at a specific date and may be significantly different from the amount which will actually be paid or received on maturity or settlement date.

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

F-96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The following table summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	2014		2013[1]
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m
Financial assets
Trading and other financial assets at fair value through profit or loss	151,931	151,931	142,683	142,683
Derivative financial instruments	36,128	36,128	30,804	30,804
Loans and receivables:
Loans and advances to banks	26,155	26,031	25,365	25,296
Loans and advances to customers: unimpaired	473,947	471,961	470,910	462,124
Loans and advances to customers: impaired	8,757	8,670	22,042	22,042
Debt securities	1,213	1,100	1,355	1,251
Available-for-sale financial assets	56,493	56,493	43,976	43,976
Reverse repurchase agreements included in above amounts:
Loans and advances to customers	5,148	5,148	120	120
Loans and advances to banks	1,899	1,899	183	183
Financial liabilities
Deposits from banks	10,887	10,902	13,982	14,101
Customer deposits	447,067	450,038	439,467	440,011
Trading and other financial liabilities at fair value through profit or loss	62,102	62,102	43,625	43,625
Derivative financial instruments	33,187	33,187	27,658	27,658
Debt securities in issue	76,233	80,244	87,102	90,803
Liabilities arising from non-participating investment contracts	27,248	27,248	27,590	27,590
Financial guarantees	51	51	50	50
Subordinated liabilities	26,042	30,175	32,312	34,449
Repurchase agreements included in the above amounts:
Deposits from banks	1,075	1,075	1,874	1,874
Customer deposits	–	–	2,978	2,978
[1]See note 1.

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

F-97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

(3) FINANCIAL ASSETS AND LIABILITIES CARRIED AT FAIR VALUE

(A) FINANCIAL ASSETS, EXCLUDING DERIVATIVES

VALUATION HIERARCHY

At 31 December 2014, the Group’s financial assets carried at fair value, excluding derivatives, totalled £208,424 million (31 December 2013: £186,659 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on page F-24). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

VALUATION HIERARCHY

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2014
Trading and other financial assets at fair value through profit or loss
Loans and advances to customers	–	28,513	–	28,513
Loans and advances to banks	–	8,212	–	8,212
Debt securities:
Government securities	23,950	1,523	–	25,473
Other public sector securities	–	781	1,389	2,170
Bank and building society certificates of deposit	–	554	–	554
Asset-backed securities:
Mortgage-backed securities	24	963	47	1,034
Other asset-backed securities	1	849	–	850
Corporate and other debt securities	255	19,814	2,021	22,090
	24,230	24,484	3,457	52,171
Equity shares	59,607	322	1,647	61,576
Treasury and other bills	1,459	–	–	1,459
Total trading and other financial assets at fair value through profit or loss	85,296	61,531	5,104	151,931
Available-for-sale financial assets
Debt securities:
Government securities	47,402	–	–	47,402
Bank and building society certificates of deposit	–	298	–	298
Asset-backed securities:
Mortgage-backed securities	–	674	–	674
Other asset-backed securities	–	685	–	685
Corporate and other debt securities	35	5,494	–	5,529
	47,437	7,151	–	54,588
Equity shares	45	727	270	1,042
Treasury and other bills	852	11	–	863
Total available-for-sale financial assets	48,334	7,889	270	56,493
Total financial assets carried at fair value, excluding derivatives	133,630	69,420	5,374	208,424
F-98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2013
Trading and other financial assets at fair value through profit or loss
Loans and advances to customers	–	21,110	–	21,110
Loans and advances to banks	–	8,333	–	8,333
Debt securities:
Government securities	20,191	498	–	20,689
Other public sector securities	–	1,312	885	2,197
Bank and building society certificates of deposit	–	1,491	–	1,491
Asset-backed securities:
Mortgage-backed securities	30	768	–	798
Other asset-backed securities	171	756	–	927
Corporate and other debt securities	244	18,689	1,687	20,620
	20,636	23,514	2,572	46,722
Equity shares	64,690	53	1,660	66,403
Treasury and other bills	7	108	–	115
Total trading and other financial assets at fair value through profit or loss	85,333	53,118	4,232	142,683
Available-for-sale financial assets
Debt securities:
Government securities	38,262	28	–	38,290
Bank and building society certificates of deposit	–	208	–	208
Asset-backed securities:
Mortgage-backed securities	–	1,263	–	1,263
Other asset-backed securities	–	841	74	915
Corporate and other debt securities	56	1,799	–	1,855
	38,318	4,139	74	42,531
Equity shares	48	147	375	570
Treasury and other bills	852	23	–	875
Total available-for-sale financial assets	39,218	4,309	449	43,976
Total financial assets carried at fair value, excluding derivatives	124,551	57,427	4,681	186,659
F-99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

MOVEMENTS IN LEVEL 3 PORTFOLIO

The table below analyses movements in level 3 financial assets, excluding derivatives, carried at fair value (recurring measurement).

			Total level 3
	Trading and		assets carried
	other financial		at fair value,
	assets at fair		excluding
	value through	Available-	derivatives
	profit or loss	for-sale	(recurring basis)
	£m	£m	£m
At 1 January 2013	3,306	567	3,873
Exchange and other adjustments	21	15	36
Gains recognised in the income statement within other income	296	–	296
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	–	40	40
Purchases	582	43	625
Sales	(631)	(224)	(855)
Transfers into the level 3 portfolio	995	12	1,007
Transfers out of the level 3 portfolio	(337)	(4)	(341)
At 31 December 2013	4,232	449	4,681
Exchange and other adjustments	5	(7)	(2)
Gains recognised in the income statement within other income	579	–	579
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	–	(61)	(61)
Purchases	552	229	781
Sales	(587)	(266)	(853)
Transfers into the level 3 portfolio	708	–	708
Transfers out of the level 3 portfolio	(385)	(74)	(459)
At 31 December 2014	5,104	270	5,374
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December 2014	547	–	547
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December 2013	70	–	70

VALUATION METHODOLOGY FOR FINANCIAL ASSETS, EXCLUDING DERIVATIVES

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

(B) FINANCIAL LIABILITIES, EXCLUDING DERIVATIVES
VALUATION HIERARCHY

At 31 December 2014, the Group’s financial liabilities carried at fair value, excluding derivatives, totalled £62,153 million (31 December 2013: £43,675 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-24). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2014
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	6,739	5	6,744
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	50,007	–	50,007
Short positions in securities	2,700	519	–	3,219
Other	–	2,132	–	2,132
	2,700	52,658	–	55,358
Total trading and other financial liabilities at fair value through profit or loss	2,700	59,397	5	62,102
Financial guarantees	–	–	51	51
Total financial liabilities carried at fair value, excluding derivatives	2,700	59,397	56	62,153
At 31 December 2013
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	5,267	39	5,306
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	28,902	–	28,902
Short positions in securities	6,473	417	–	6,890
Other	–	2,527	–	2,527
	6,473	31,846	–	38,319
Total trading and other financial liabilities at fair value through profit or loss	6,473	37,113	39	43,625
Financial guarantees	–	–	50	50
Total financial liabilities carried at fair value, excluding derivatives	6,473	37,113	89	43,675

The table below analyses movements in the level 3 financial liabilities portfolio, excluding derivatives.

			Total level 3
	Trading and		financial
	other financial		liabilities carried
	liabilities at fair		at fair value,
	value through	Financial	excluding
	profit or loss	guarantees	derivatives
	£m	£m	£m
At 1 January 2013	–	48	48
Losses (gains) recognised in the income statement within other income	10	3	13
Additions	29	–	29
Redemptions	–	(1)	(1)
At 31 December 2013	39	50	89
Exchange and other adjustments	–	–	–
Losses (gains) recognised in the income statement within other income	(5)	1	(4)
Additions	–	–	–
Redemptions	(29)	–	(29)
Transfers into the level 3 portfolio	–	–	–
Transfers out of the level 3 portfolio	–	–	–
At 31 December 2014	5	51	56
(Losses) gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December 2014	–	1	1
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December 2013	(10)	(3)	(13)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

VALUATION METHODOLOGY FOR FINANCIAL LIABILITIES, EXCLUDING DERIVATIVES

LIABILITIES HELD AT FAIR VALUE THROUGH PROFIT OR LOSS

These principally comprise debt securities in issue which are classified as level 2 and their fair value is determined using techniques whose inputs are based on observable market data. The carrying amount of the securities is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

At 31 December 2014, the own credit adjustment arising from the fair valuation of £6,739 million (2013: £5,267 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a gain of £33 million (2013: gain of £40 million).

(C) DERIVATIVES

All of the Group’s derivative assets and liabilities are carried at fair value. At 31 December 2014, such assets totalled £36,128 million (31 December 2013: £30,804 million) and liabilities totalled £33,187 million (31 December 2013: £27,658 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-24). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2014
Derivative assets	94	33,263	2,771	36,128
Derivative liabilities	(68)	(31,663)	(1,456)	(33,187)
At 31 December 2013[1]
Derivative assets	235	27,550	3,019	30,804
Derivative liabilities	(119)	(26,553)	(986)	(27,658)

1 See note 1.

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

The Group’s level 3 derivative assets include £646 million (2013: £1,212 million) in respect of the value of the embedded equity conversion feature of the Enhanced Capital Notes issued in December 2009. The embedded equity conversion feature is valued by comparing the market price of the Enhanced Capital Notes with the market price of similar bonds without the conversion feature. The latter is calculated by discounting the expected Enhanced Capital Note cash flows in the absence of a conversion using prevailing market yields for similar capital securities without the conversion feature. The market price of the Enhanced Capital Notes was calculated with reference to multiple broker quotes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

The table below analyses movements in level 3 derivative assets and liabilities carried at fair value:

	Derivative assets £m	Derivative liabilities £m
At 1 January 2013	2,358	(543)
Exchange and other adjustments	2	(8)
Gains (losses) recognised in the income statement within other income	144	30
Purchases (additions)	271	(262)
(Sales) redemptions	(102)	29
Transfers into the level 3 portfolio	354	(233)
Transfers out of the level 3 portfolio	(8)	1
At 31 December 2013	3,019	(986)
Exchange and other adjustments	(11)	4
Gains recognised in the income statement within other income	755	(375)
Purchases (additions)	68	(59)
(Sales) redemptions	(154)	66
Derecognised pursuant to exchange and retail tender offers in respect of Enhanced Capital Notes (notes 9 and 40)	(967)	–
Transfers into the level 3 portfolio	114	(110)
Transfers out of the level 3 portfolio	(53)	4
At 31 December 2014	2,771	(1,456)
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December 2014	755	(376)
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December 2013	159	20

DERIVATIVE VALUATION ADJUSTMENTS

Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.

(I) UNCOLLATERALISED DERIVATIVE VALUATION ADJUSTMENTS, EXCLUDING MONOLINE COUNTERPARTIES

The following table summarises the movement on this valuation adjustment account during 2014 and 2013:

	2014 £m	2013 £m
At 1 January	498	897
Income statement charge (credit)	95	(241)
Transfers	15	(158)
At 31 December	608	498

Represented by:

	2014 £m	2013 £m
Credit Valuation Adjustment	568	485
Debit Valuation Adjustment	(85)	(122)
Funding Valuation Adjustment	125	135
	608	498
F-103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

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

The combination of a one notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £105 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (in total contributing £2 million of the overall CVA balance at 31 December 2014).

The DVA is sensitive to:

–	the current size of the mark-to-market position on the uncollateralised liability;

–	expectations of future market volatility of the underlying liability; and

–	the Group’s own CDS spread.

A one per cent rise in the CDS spread would lead to an increase in the DVA of £122 million to £207 million.

The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A 1 per cent rise in interest rates would lead to a £183 million fall in the overall valuation adjustment to £300 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.

The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding certain uncollateralised derivative positions where the Group considers that this cost is included in market pricing. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by approximately £27 million.

(II) MARKET LIQUIDITY

The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a timeframe that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.

At 31 December 2014, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £74 million (2013: £70 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

(D) SENSITIVITY OF LEVEL 3 VALUATIONS

			At 31 December 2014			At 31 December 2013
				Effect of reasonably possible alternative assumptions[2]			Effect of reasonably possible alternative assumptions [2]
	Valuation techniques	Significant unobservable inputs[1]	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Trading and other financial assets at fair value through profit or loss
Debt securities	Discounted cash flows	Credit spreads (bps) n/a3	35	5	(5)	18	5	(2)
Asset-backed securities	Lead manager or broker quote	n/a	65	–	(2)	–	–	–
Equity and venture capital investments	Market approach	Earnings multiple (4/14)	2,214	75	(75)	2,132	70	(70)
	Underlying asset/ net asset value (incl. property prices)[4]	n/a	173	26	(23)	130	17	(16)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/ net asset value (incl. property prices)[4]	n/a	2,617	4	(2)	1,952	–	–
			5,104			4,232
Available-for-sale financial assets
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	–	–	–	74	–	–
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)[4]	n/a	270	10	(18)	375	28	(19)
			270			449
Derivative financial assets
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread (175 bps/432 bps)	646	21	(21)	1,212	59	(58)
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (3 bps/167 bps)	1,382	17	(16)	1,461	66	(39)
	Option pricing model	Interest rate volatility (4%/120%)	743	6	(6)	346	6	(7)
			2,771			3,019
Level 3 financial assets carried at fair value			8,145			7,700
Trading and other financial liabilities at fair value through profit or loss			5	–	–	39	1	(1)
Derivative financial liabilities
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (3 bps/167 bps)	807	–	–	754	–	–
	Option pricing model	Interest rate volatility (4%/120%)	649	–	–	232	–	–
			1,456			986
Financial guarantees			51			50
Level 3 financial liabilities carried at fair value			1,512			1,075

1Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

2Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

3A single pricing source is used.

4Underlying asset/net asset values represent fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

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

DEBT SECURITIES

Reasonably possible alternative assumptions have been determined in respect of the Group’s structured credit investment by flexing credit spreads.

DERIVATIVES

Reasonably possible alternative assumptions have been determined in respect of the Group’s derivative portfolios as follows:

–	In respect of the embedded equity conversion feature of the Enhanced Capital Notes, the sensitivity was based on the absolute difference between the actual price of the enhanced capital note and the closest, alternative broker quote available plus the impact of applying a 10 bps increase/decrease in the market yield used to derive a market price for similar bonds without the conversion feature. The effect of interdependency of the assumptions is not material to the effect of applying reasonably possible alternative assumptions to the valuations of derivative financial instruments.

–	Uncollateralised inflation swaps are valued using appropriate discount spreads for such transactions. These spreads are not generally observable for longer maturities. The reasonably possible alternative valuations reflect flexing of the spreads for the differing maturities to alternative values of between 3 bps and 167 bps (2013: 62 bps and 192 bps).

–	Swaptions are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatilities have been flexed within a range of 4 per cent to 120 per cent (2013: 3 per cent and 112 per cent).

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
F-106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

(4) FINANCIAL ASSETS AND LIABILITIES CARRIED AT AMORTISED COST

(A) FINANCIAL ASSETS

VALUATION HIERARCHY

The table below analyses the fair values of the financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-24). Loans and receivables are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

		Valuation hierarchy
	Fair value	Level 1	Level 2	Level 3
	£m	£m	£m	£m
At 31 December 2014
Loans and receivables:
Loans and advances to customers: unimpaired	472,036	–	–	472,036
Loans and advances to customers: impaired	8,595	–	–	8,595
Loans and advances to customers	480,631	–	–	480,631
Loans and advances to banks	26,031	–	–	26,031
Debt securities	1,100	7	1,050	43
Reverse repos included in above amounts:
Loans and advances to customers	5,148	–	–	5,148
Loans and advances to banks	1,899	–	–	1,899
At 31 December 2013[1]
Loans and receivables:
Loans and advances to customers: unimpaired	462,124	–	–	462,124
Loans and advances to customers: impaired	22,042	–	–	22,042
Loans and advances to customers	484,166	–	–	484,166
Loans and advances to banks	25,296	–	–	25,296
Debt securities	1,251	157	42	1,052
Reverse repos included in above amounts:
Loans and advances to customers	120	–	–	120
Loans and advances to banks	183	–	–	183

[1]	See note 1.
F-107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

VALUATION METHODOLOGY

Loans and advances to customers

The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates due to their short term nature.

The carrying value of the variable rate loans and those relating to lease financing is assumed to be their fair value.

To determine the fair value of loans and advances to customers, loans are segregated into portfolios of similar characteristics. A number of techniques are used to estimate the fair value of fixed rate lending; these take account of expected credit losses based on historic trends, prevailing market interest rates and expected future cash flows. For retail exposures, fair value is usually estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans is estimated by reference to the market rates for similar loans of maturity equal to the remaining fixed interest rate period. The fair value of commercial loans is estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk. No adjustment is made to put it in place by the Group to manage its interest rate exposure.

Loans and advances to banks

The carrying value of short dated loans and advances to banks is assumed to be their fair value. The fair value of loans and advances to banks is estimated by discounting the anticipated cash flows at a market discount rate adjusted for the credit spread of the obligor or, where not observable, the credit spread of borrowers of similar credit quality.

Debt securities

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

Reverse repurchase agreements

The carrying amount is deemed a reasonable approximation of fair value given the short-term nature of these instruments.

(B) FINANCIAL LIABILITIES

VALUATION HIERARCHY

The table below analyses the fair values of the financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-24.

		Valuation hierarchy
	Fair value	Level 1	Level 2	Level 3
	£m	£m	£m	£m
At 31 December 2014
Deposits from banks	10,902	–	10,902	–
Customer deposits	450,038	–	435,073	14,965
Debt securities in issue	80,244	–	80,244	–
Subordinated liabilities	30,175	–	30,175	–
Repos included in above amounts:
Deposits from banks	1,075	–	1,075	–
Customer deposits	–	–	–	–
At 31 December 2013[1]
Deposits from banks	14,101	–	13,957	144
Customer deposits	440,011	–	421,278	18,733
Debt securities in issue	90,803	–	90,628	175
Subordinated liabilities	34,449	–	34,449	–
Repos included in above amounts:
Deposits from banks	2,112	–	2,112	–
Customer deposits	3,114	–	3,114	–

[1]	See note 1.

VALUATION METHODOLOGY

Deposits from banks and customer deposits

The fair value of bank and customer deposits repayable on demand is assumed to be equal to their carrying value.

The fair value for all other deposits is estimated using discounted cash flows applying either market rates, where applicable, or current rates for deposits of similar remaining maturities.

F-108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL INSTRUMENTS continued

Debt securities in issue

The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities is calculated based on quoted market prices where available. Where quoted market prices are not available, fair value is estimated using discounted cash flow techniques at a rate which reflects market rates of interest and the Group’s own credit spread.

Subordinated liabilities

The fair value of subordinated liabilities is determined by reference to quoted market prices where available or by reference to quoted market prices of similar instruments. Subordinated liabilities are classified as level 2, since the inputs used to determine their fair value are largely observable.

Repurchase agreements

The carrying amount is deemed a reasonable approximation of fair value given the short term nature of these instruments.

(5) RECLASSIFICATION OF FINANCIAL ASSETS

No financial assets have been reclassified in 2014 or 2013.

During 2012 the Group reviewed its holding of government securities classified as held-to-maturity and in view of the fact that it was no longer the Group’s intention to hold these to maturity, securities with a carrying amount of £10,811 million and a fair value of £11,979 million were reclassified as available-for-sale financial assets in December 2012. At 31 December 2014, the securities reclassified that were still retained by the Group were carried at their fair value of £1,284 million (2013: £1,117 million).

NOTE 52: TRANSFERS OF FINANCIAL ASSETS

(1) TRANSFERRED FINANCIAL ASSETS THAT CONTINUE TO BE RECOGNISED IN FULL

The Group enters into repurchase and securities lending transactions in the normal course of business that do not result in derecognition of the financial assets covered as substantially all of the risks and rewards, including credit, interest rate, prepayment and other price risks are retained by the Group. In all cases, the transferee has the right to sell or repledge the assets concerned.

As set out in note 19, included within loans and receivables are loans transferred under the Group’s securitisation and covered bond programmes. As the Group retains all of a majority of the risks and rewards associated with these loans, including credit, interest rate, prepayment and liquidity risk, they remain on the Group’s balance sheet. Assets transferred into the Group’s securitisation and covered bond programmes are not available to be used by the Group whilst the assets are within the programmes. However, the Group retains the right to remove loans from the covered bond programmes where they are in excess of the programme’s requirements. In addition, where the Group has retained some of the notes issued by securitisation and covered bond programmes, the Group has the ability to sell or pledge these retained notes.

The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group’s obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 32). Except as otherwise noted below, none of the liabilities shown in the table below have recourse only to the transferred assets.

	2014		2013
	Carrying	Carrying	Carrying	Carrying
	value of	value of	value of	value of
	transferred	associated	transferred	associated
	assets	liabilities	assets	liabilities
	£m	£m	£m	£m
Repurchase and securities lending transactions
Trading and other financial assets at fair value through profit or loss	16,803	6,673	10,832	927
Available-for-sale financial assets	18,835	10,301	6,093	3,726
Loans and receivables:
Loans and advances to customers	2,353	908	19,074	3,936
Debt securities classified as loans and receivables	88	–	88	–
Securitisation programmes
Loans and receivables:
Loans and advances to customers	75,970	11,908	80,878	18,613	[1]

[1]	Excludes securitisation notes held by the Group of £38,149 million (31 December 2013: £38,288 million).

(2) TRANSFERRED FINANCIAL ASSETS DERECOGNISED IN THEIR ENTIRETY WITH ONGOING EXPOSURE

Transferred financial assets which were derecognised in their entirety, but with ongoing exposure, consisted of £33 million of debt securities (2013: £78 million) with a fair value of £33 million (2013: £76 million) and a maximum exposure to loss of £33 million (2013: £78 million).

F-109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

The following information relates to financial assets and liabilities which have been offset in the balance sheet and those which have not been offset but for which the Group has enforceable master netting agreements in place with counterparties.

				Related amounts where set off in
				the balance sheet not permitted[3]		Potential net
					Non-cash	amounts if offset
	Gross amounts	Amounts offset	Net amounts	Cash collateral	collateral	of related
	of assets and	in the balance	presented in the	received/	received/	amounts
	liabilities[1]	sheet[2]	balance sheet	pledged	pledged	permitted
At 31 December 2014	£m	£m	£m	£m	£m	£m
Financial assets
Trading and other financial assets at fair value through profit or loss:
Excluding reverse repos	115,206	–	115,206	–	(6,670)	108,536
Reverse repos	42,640	(5,915)	36,725	–	(36,725)	–
	157,846	(5,915)	151,931	–	(43,395)	108,536
Derivative financial instruments	72,378	(36,250)	36,128	(3,651)	(22,336)	10,141
Loans and advances to banks:
Excluding reverse repos	24,256	–	24,256	(2,133)	–	22,123
Reverse repos	1,899	–	1,899	–	(1,899)	–
	26,155	–	26,155	(2,133)	(1,899)	22,123
Loans and advances to customers:
Excluding reverse repos	480,376	(2,820)	477,556	(1,254)	(4,967)	471,335
Reverse repos	5,148	–	5,148	–	(5,148)	–
	485,524	(2,820)	482,704	(1,254)	(10,115)	471,335
Debt securities	1,213	–	1,213	–	–	1,213
Available-for-sale financial assets	56,493	–	56,493	–	(10,299)	46,194
Financial liabilities
Deposits from banks:
Excluding repos	9,812	–	9,812	(3,119)	–	6,693
Repos	1,075	–	1,075	–	(1,075)	–
	10,887	–	10,887	(3,119)	(1,075)	6,693
Customer deposits:
Excluding repos	449,361	(2,294)	447,067	(532)	(4,094)	442,441
Repos	–	–	–	–	–	–
	449,361	(2,294)	447,067	(532)	(4,094)	442,441
Trading and other financial liabilities at fair value through profit or loss:
Excluding repos	12,095	–	12,095	–	–	12,095
Repos	55,922	(5,915)	50,007	–	(50,007)	–
	68,017	(5,915)	62,102	–	(50,007)	12,095
Derivative financial instruments	69,963	(36,776)	33,187	(3,387)	(25,559)	4,241
F-110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES continued

				Related amounts where set off in
				the balance sheet not permitted[3]		Potential net
						amounts if offset
	Gross amounts of	Amounts offset	Net amounts		Non-cash	of related
	assets and	in the balance	presented in the	Cash collateral	collateral	amounts
	liabilities[1]	sheet[2]	balance sheet	received/pledged	received/pledged	permitted
At 31 December 2013	£m	£m	£m	£m	£m	£m
Financial assets
Trading and other financial assets at fair value through profit or loss:
Excluding reverse repos	113,395	–	113,395	–	(903)	112,492
Reverse repos	33,725	(4,437)	29,288	–	(29,288)	–
	147,120	(4,437)	142,683	–	(30,191)	112,492
Derivative financial instruments	50,285	(19,481)	30,804	(2,702)	(19,703)	8,399
Loans and advances to banks:
Excluding reverse repos	25,182	–	25,182	(2,180)	–	23,002
Reverse repos	183	–	183	–	(183)	–
	25,365	–	25,365	(2,180)	(183)	23,002
Loans and advances to customers:
Excluding reverse repos	495,161	(2,329)	492,832	(782)	(10,698)	481,352
Reverse repos	120	–	120	–	(120)	–
	495,281	(2,329)	492,952	(782)	(10,818)	481,352
Debt securities	1,355	–	1,355	–	–	1,355
Available-for-sale financial assets	43,976	–	43,976	–	(3,725)	40,251
Financial liabilities
Deposits from banks:
Excluding repos	12,108	–	12,108	(2,280)	–	9,828
Repos	1,874	–	1,874	–	(1,874)	–
	13,982	–	13,982	(2,280)	(1,874)	9,828
Customer deposits:
Excluding repos	438,333	(1,844)	436,489	(422)	(6,811)	429,256
Repos	2,978	–	2,978	–	(2,978)	–
	441,311	(1,844)	439,467	(422)	(9,789)	429,256
Trading and other financial liabilities at fair value through profit or loss:
Excluding repos	14,723	–	14,723	–	–	14,723
Repos	33,339	(4,437)	28,902	–	(28,902)	–
	48,062	(4,437)	43,625	–	(28,902)	14,723
Derivative financial instruments	47,624	(19,966)	27,658	(2,962)	(21,159)	3,537

[1]	After impairment allowance.

[2]	The amounts set off in the balance sheet as shown above represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.

[3]	The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respective of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.

The effects of over collateralisation have not been taken into account in the above table.

F-111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT

As a bancassurer, financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; liquidity risk; capital risk; and insurance risk. Information about the Group’s exposure to each of the above risks and capital can be found on pages 59 to 126. The following additional disclosures, which provide quantitative information about the risks within financial instruments held or issued by the Group, should be read in conjunction with that earlier information.

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

At 31 December 2014 the aggregate notional principal of interest rate swaps designated as fair value hedges was £115,394 million (2013: £154,657 million) with a net fair value asset of £1,511 million (2013: asset of £1,618 million) (note 16). The losses on the hedging instruments were £2,866 million (2013: losses of £933 million). The gains on the hedged items attributable to the hedged risk were £2,720 million (2013: gains of £872 million).

In addition the Group has cash flow hedges which are primarily used to hedge the variability in the cost of funding within the commercial business. Note 16 shows when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2014 was £518,746 million (2013: £559,690 million) with a net fair value liability of £930 million (2013: liability of £1,347 million) (note 16). In 2014, ineffectiveness recognised in the income statement that arises from cash flow hedges was a gain of £56 million (2013: loss of £60 million).

CURRENCY RISK

Foreign exchange exposures comprise those originating in treasury trading activities and structural foreign exchange exposures, which arise from investment in the Group’s overseas operations.

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London. Associated VaR and the closing, average, maximum and minimum are disclosed on page 100.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves.

The Group hedges part of the currency translation risk of the net investment in certain foreign operations using currency borrowings. At 31 December 2014 the aggregate principal of these currency borrowings was £587 million (2013: £1,695 million). In 2014, an ineffectiveness loss of £1 million before and after tax (2013: ineffectiveness gain of £16 million before tax and £12 million after tax) was recognised in the income statement arising from net investment hedges.

F-112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

The Group’s main overseas operations are in the Americas and Europe. Details of the Group’s structural foreign currency exposures, after net investment hedges, are as follows:

FUNCTIONAL CURRENCY OF GROUP OPERATIONS

	2014	2013
	£m	£m
Euro:
Gross exposure	286	567
Net investment hedge	(218)	(464)
	68	103
US dollar:
Gross exposure	392	379
Net investment hedge	(342)	(341)
	50	38
Swiss franc:
Gross exposure	(17)	(7)
Net investment hedge	–	–
	(17)	(7)
Australian dollar:
Gross exposure	–	853
Net investment hedge	–	(866)
	–	(13)
Japanese yen:
Gross exposure	–	(1)
Net investment hedge	–	(1)
	–	(2)
Other non-sterling	90	106
Total structural foreign currency exposures, after net investment hedges	191	225
F-113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

CREDIT RISK

The Group’s credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom. Credit risk appetite is set at Board level and is described and reported through a suite of metrics devised from a combination of accounting and credit portfolio performance measures, which include the use of various credit risk rating systems as inputs and measure the credit risk of loans and advances to customers and banks at a counterparty level using three components: (i) the probability of default by the counterparty on its contractual obligations; (ii) the current exposures to the counterparty and their likely future development, from which the Group derives the exposure at default; and (iii) the likely loss ratio on the defaulted obligations, the loss given default. The Group uses a range of approaches to mitigate credit risk, including internal control policies, obtaining collateral, using master netting agreements and other credit risk transfers, such as asset sales and credit derivative based transactions.

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

	At 31 December 2014			At 31 December 2013
	Maximum			Maximum
	exposure	Offset[2]	Net exposure	exposure	Offset[2]	Net exposure
	£m	£m	£m	£m	£m	£m
At 31 December 2013
Loans and receivables:
Loans and advances to banks, net[1]	26,155	–	26,155	25,365	–	25,365
Loans and advances to customers, net[1]	482,704	(4,094)	478,610	492,952	(6,811)	486,141
Debt securities, net[1]	1,213	–	1,213	1,355	–	1,355
	510,072	(4,094)	505,978	519,672	(6,811)	512,861
Available-for-sale financial assets[3]	55,451	–	55,451	43,406	–	43,406
Trading and other financial assets at fair value through profit or loss:[3,4]
Loans and advances	36,725	–	36,725	29,443	–	29,443
Debt securities, treasury and other bills	53,630	–	53,630	46,837	–	46,837
	90,355	–	90,355	76,280	–	76,280
Derivative assets	36,128	(21,929)	14,199	30,804	(19,479)	11,325
Assets arising from reinsurance contracts held	682	–	682	732	–	732
Financial guarantees	7,161	–	7,161	8,591	–	8,591
Off-balance sheet items:
Acceptances and endorsements	59	–	59	204	–	204
Other items serving as direct credit substitutes	330	–	330	710	–	710
Performance bonds and other transaction-related contingencies	2,293	–	2,293	1,966	–	1,966
Irrevocable commitments	55,029	–	55,029	56,292	–	56,292
	57,711	–	57,711	59,172	–	59,172
	757,560	(26,023)	731,537	738,657	(26,290)	712,367

[1]	Amounts shown net of related impairment allowances.

[2]	Offset items comprise deposit amounts available for offset and amounts available for offset under master netting arrangements that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

[3]	Excluding equity shares.

[4]	Includes assets within the Group’s unit-linked funds for which credit risk is borne by the policyholders and assets within the Group’s With-Profits funds for which credit risk is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back related contract liabilities.
F-114

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

B. CONCENTRATIONS OF EXPOSURE

The Group’s management of concentration risk includes single name, industry sector and country limits as well as controls over the Group’s overall exposure to certain products. Further information on the Group’s management of this risk is included within Credit risk mitigation, Risk management on page 59.

At 31 December 2014 the most significant concentrations of exposure were in mortgages (comprising 68 per cent of total loans and advances to customers) and to financial, business and other services (comprising 9 per cent of the total). For further information on concentrations of the Group’s loans, refer to note 18.

Following the continuing reduction in the Group’s non-UK activities, an analysis of credit risk exposures by geographical region has not been provided.

C. CREDIT QUALITY OF ASSETS

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

The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

LOANS AND ADVANCES

						Loans and
						advances
		Loans and advances to customers				designated
	Loans and					at fair value
	advances	Retail –	Retail –			through
	to banks £m	mortgages £m	other £m	Commercial £m	Total £m	profit or loss £m
At 31 December 2014
Neither past due nor impaired	26,003	320,324	37,886	106,768	464,978	36,725
Past due but not impaired	152	10,311	674	488	11,473	–
Impaired – no provision required	–	578	938	847	2,363	–
– provision held	–	3,766	1,109	7,070	11,945	–
Gross	26,155	334,979	40,607	115,173	490,759	36,725
Allowance for impairment losses	–	(1,702)	(577)	(5,373)	(7,652)	–
Fair value adjustments	–				(403)	–
Net balance sheet carrying value	26,155				482,704	36,725
At 31 December 2013[1]
Neither past due nor impaired	25,219	318,668	36,789	107,764	463,221	29,443
Past due but not impaired	146	12,329	580	786	13,695	–
Impaired – no provision required	–	637	1,284	1,824	3,745	–
– provision held	–	6,229	1,456	20,829	28,514	–
Gross	25,365	337,863	40,109	131,203	509,175	29,443
Allowance for impairment losses	–	(2,194)	(1,044)	(12,469)	(15,707)	–
Fair value adjustments	–				(516)	–
Net balance sheet carrying value	25,365				492,952	29,443

[1]	See note 1.
F-115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

The criteria that the Group uses to determine that there is objective evidence of an impairment loss are disclosed in note 2(H). All impaired loans which exceed certain thresholds, principally within the Group’s Commercial Banking division, are individually assessed for impairment by reviewing expected future cash flows including those that could arise from the realisation of security. Included in loans and receivables are advances which are individually determined to be impaired with a gross amount before impairment allowances of £8,522 million (31 December 2013: £22,390 million).

The table below sets out the reconciliation of the allowance for impairment losses of £6,414 million (2013: £11,966 million) shown in note 21 to the allowance for impairment losses on an underlying basis of £7,652 million (2013: £15,707 million) shown above:

	2014 £m	2013 £m
Allowance for impairment losses on loans and advances to customers	6,414	11,966
HBOS allowance at 16 January 2009[1]	11,147	11,147
HBOS charge covered by fair value adjustments[2]	12,066	11,815
Amounts subsequently written off	(22,426)	(19,674)
	787	3,288
Foreign exchange and other movements	451	453
Allowance for impairment losses on loans and advances to customers on an underlying basis	7,652	15,707

[1]	Comprises an allowance held at 31 December 2008 of £10,693 million and a charge for the period from 1 January 2009 to 16 January 2009 of £454 million.
[2]	This represents the element of the charge on loans and advances to customers in HBOS’s results that was included within the Group’s fair value adjustments in respect of the acquisition of HBOS on 16 January 2009.)

LOANS AND ADVANCES WHICH ARE NEITHER PAST DUE NOR IMPAIRED

						Loans and
						advances
		Loans and advances to customers				designated
	Loans and					at fair value
	advances	Retail –	Retail –			through
	to banks £m	mortgages £m	other £m	Commercial £m	Total £m	profit or loss £m
At 31 December 2014
Good quality	25,654	318,967	30,993	65,106		36,482
Satisfactory quality	263	1,159	5,675	28,800		238
Lower quality	49	72	623	11,204		5
Below standard, but not impaired	37	126	595	1,658		–
Total loans and advances which are neither past due nor impaired	26,003	320,324	37,886	106,768	464,978	36,725
At 31 December 2013[1]
Good quality	25,044	314,749	29,129	66,345		29,432
Satisfactory quality	171	2,948	6,414	29,038		7
Lower quality	2	308	501	9,991		3
Below standard, but not impaired	2	663	745	2,390		1
Total loans and advances which are neither past due nor impaired	25,219	318,668	36,789	107,764	463,221	29,443

[1]	See note 1.

The definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and commercial are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Commercial lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models. Further information about the Group’s internal probabilities of default rating models can be found on page 60.

F-116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

LOANS AND ADVANCES WHICH ARE PAST DUE BUT NOT IMPAIRED

						Loans and
						advances
		Loans and advances to customers				designated
	Loans and					at fair value
	advances	Retail –	Retail –			through
	to banks £m	mortgages £m	other £m	Commercial £m	Total £m	profit or loss £m
At 31 December 2014
0-30 days	152	4,854	453	198	5,505	–
30-60 days	–	2,309	110	51	2,470	–
60-90 days	–	1,427	90	139	1,656	–
90-180 days	–	1,721	5	38	1,764	–
Over 180 days	–	–	16	62	78	–
Total loans and advances which are past due but not impaired	152	10,311	674	488	11,473	–
At 31 December 2013
0-30 days	146	5,596	489	347	6,432	–
30-60 days	–	2,639	87	102	2,828	–
60-90 days	–	1,734	4	57	1,795	–
90-180 days	–	2,360	–	41	2,401	–
Over 180 days	–	–	–	239	239	–
Total loans and advances which are past due but not impaired	146	12,329	580	786	13,695	–

A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

DEBT SECURITIES CLASSIFIED AS LOANS AND RECEIVABLES

An analysis by credit rating of the Group’s debt securities classified as loans and receivables is provided below:

		Sub-
	Investment	investment
	grade[1] £m	grade £m	Not rated £m	Total £m
At 31 December 2014
Asset-backed securities:
Mortgage-backed securities	190	–	–	190
Other asset-backed securities	780	198	7	985
	970	198	7	1,175
Corporate and other debt securities	–	–	164	164
Gross exposure	970	198	171	1,339
Allowance for impairment losses				(126)
Total debt securities classified as loans and receivables				1,213
At 31 December 2013
Asset-backed securities:
Mortgage-backed securities	333	–	–	333
Other asset-backed securities	605	117	18	740
	938	117	18	1,073
Corporate and other debt securities	175	–	232	407
Gross exposure	1,113	117	250	1,480
Allowance for impairment losses				(125)
Total debt securities classified as loans and receivables				1,355

[1]	Credit ratings equal to or better than ‘BBB’.
F-117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

AVAILABLE-FOR-SALE FINANCIAL ASSETS (EXCLUDING EQUITY SHARES)

An analysis of the Group’s available-for-sale financial assets is included in note 22. The credit quality of the Group’s available-for-sale financial assets (excluding equity shares) is set out below:

		Sub-
	Investment	investment
	grade[1] £m	grade £m	Not rated £m	Total £m
At 31 December 2014
Debt securities:
Government securities	47,402	–	–	47,402
Bank and building society certificates of deposit	298	–	–	298
Asset-backed securities:
Mortgage-backed securities	674	–	–	674
Other asset-backed securities	681	4	–	685
	1,355	4	–	1,359
Corporate and other debt securities	5,490	16	23	5,529
Total debt securities	54,545	20	23	54,588
Treasury bills and other bills	863	–	–	863
Total held as available-for-sale financial assets	55,408	20	23	55,451
At 31 December 2013
Debt securities:
Government securities	38,290	–	–	38,290
Bank and building society certificates of deposit	208	–	–	208
Asset-backed securities:
Mortgage-backed securities	1,181	82	–	1,263
Other asset-backed securities	890	25	–	915
	2,071	107	–	2,178
Corporate and other debt securities	1,799	37	19	1,855
Total debt securities	42,368	144	19	42,531
Treasury bills and other bills	875	–	–	875
Total held as available-for-sale financial assets	43,243	144	19	43,406

[1]	Credit ratings equal to or better than ‘BBB’.
F-118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

DEBT SECURITIES, TREASURY AND OTHER BILLS HELD AT FAIR VALUE THROUGH PROFIT OR LOSS

An analysis of the Group’s trading and other financial assets at fair value through profit or loss is included in note 15. The credit quality of the Group’s debt securities, treasury and other bills held at fair value through profit or loss is set out below:

		Sub-
	Investment	investment
	grade[1] £m	grade £m	Not rated £m	Total £m
At 31 December 2014
Debt securities, treasury and other bills held at fair value through profit or loss
Trading assets:
Government securities	7,976	–	–	7,976
Bank and building society certificates of deposit	554	–	–	554
Asset-backed securities:
Mortgage-backed securities	187	–	–	187
Other asset-backed securities	117	3	9	129
	304	3	9	316
Corporate and other debt securities	1,288	43	155	1,486
Total debt securities held as trading assets	10,122	46	164	10,332
Treasury bills and other bills	1,437	–	–	1,437
Total held as trading assets	11,559	46	164	11,769
Other assets held at fair value through profit or loss:
Government securities	17,496	1	–	17,497
Other public sector securities	2,170	–	–	2,170
Asset-backed securities:
Mortgage-backed securities	845	–	2	847
Other asset-backed securities	699	3	19	721
	1,544	3	21	1,568
Corporate and other debt securities	18,119	579	1,906	20,604
Total debt securities held at fair value through profit or loss	39,329	583	1,927	41,839
Treasury bills and other bills	22	–	–	22
Total other assets held at fair value through profit or loss	39,351	583	1,927	41,861
Total held at fair value through profit or loss	50,910	629	2,091	53,630

[1]	Credit ratings equal to or better than ‘BBB’.
F-119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

		Sub-
	Investment	investment
	grade[1]	grade	Not rated	Total
	£m	£m	£m	£m
At 31 December 2013
Debt securities, treasury and other bills held at fair value through profit or loss
Trading assets:
Government securities	4,259	–	–	4,259
Other public sector securities	14	–	–	14
Bank and building society certificates of deposit	1,491	–	–	1,491
Asset-backed securities:
Mortgage-backed securities	–	5	–	5
Other asset-backed securities	158	13	–	171
	158	18	–	176
Corporate and other debt securities	1,886	29	14	1,929
Total debt securities held as trading assets	7,808	47	14	7,869
Treasury bills and other bills	61	–	–	61
Total held as trading assets	7,869	47	14	7,930
Other assets held at fair value through profit or loss:
Government securities	16,415	1	14	16,430
Other public sector securities	2,183	–	–	2,183
Asset-backed securities:
Mortgage-backed securities	793	–	–	793
Other asset-backed securities	755	1	–	756
	1,548	1	–	1,549
Corporate and other debt securities	16,350	617	1,724	18,691
Total debt securities held at fair value through profit or loss	36,496	619	1,738	38,853
Treasury bills and other bills	54	–	–	54
Total other assets held at fair value through profit or loss	36,550	619	1,738	38,907
Total held at fair value through profit or loss	44,419	666	1,752	46,837

[1]	Credit ratings equal to or better than ‘BBB’.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

DERIVATIVE ASSETS

An analysis of derivative assets is given in note 16. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the Group’s maximum credit risk relating to derivative assets of £14,199 million (2013: £11,325 million), cash collateral of £3,651 million (2013: £2,702 million) was held and a further £2,043 million was due from OECD banks (2013: £2,372 million).

		Sub-
	Investment	investment
	grade[1] £m	grade £m	Not rated £m	Total £m
At 31 December 2014
Trading and other	26,574	1,849	3,472	31,895
Hedging	4,185	47	1	4,233
Total derivative financial instruments	30,759	1,896	3,473	36,128
At 31 December 2013[2]
Trading and other	22,250	2,554	1,258	26,062
Hedging	4,705	32	5	4,742
Total derivative financial instruments	26,955	2,586	1,263	30,804

[1]	Credit ratings equal to or better than ‘BBB’.
[2]	See note 1.

ASSETS ARISING FROM REINSURANCE CONTRACTS HELD

Of the assets arising from reinsurance contracts held at 31 December 2014 of £682 million (2013: £732 million), £363 million (2013: £383 million) were due from insurers with a credit rating of AA or above.

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

D. COLLATERAL HELD AS SECURITY FOR FINANCIAL ASSETS

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

There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £1,899 million (2013: £183 million), against which the Group held collateral with a fair value of £1,886 million (2013: £183 million), all of which the Group is able to repledge.

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

	Neither
	past due	Past due but
	nor impaired £m	not impaired £m	Impaired £m	Gross £m
At 31 December 2014
Less than 70 per cent	202,789	4,895	1,601	209,285
70 per cent to 80 per cent	58,837	1,998	726	61,561
80 per cent to 90 per cent	32,771	1,526	702	34,999
90 per cent to 100 per cent	15,858	1,005	486	17,349
Greater than 100 per cent	10,069	887	829	11,785
Total	320,324	10,311	4,344	334,979
At 31 December 2013
Less than 70 per cent	161,105	4,294	1,743	167,142
70 per cent to 80 per cent	64,954	2,296	970	68,220
80 per cent to 90 per cent	46,581	2,224	1,080	49,885
90 per cent to 100 per cent	24,592	1,720	1,027	27,339
Greater than 100 per cent	21,436	1,795	2,046	25,277
Total	318,668	12,329	6,866	337,863

Other

No collateral is held in respect of retail credit cards or overdrafts, or unsecured personal loans. For non-mortgage retail lending to small businesses, collateral will often include second charges over residential property and the assignment of life cover.

The majority of non-mortgage retail lending is unsecured. At 31 December 2014, impaired non-mortgage lending amounted to £1,470 million, net of an impairment allowance of £577 million (2013: £1,696 million, net of an impairment allowance of £1,044 million). The fair value of the collateral held in respect of this lending was £110 million (2013: £144 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation and the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

Unimpaired non-mortgage retail lending amounted to £38,560 million (2013: £37,369 million). Lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.

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

COMMERCIAL LENDING

Reverse repurchase transactions

There were reverse repurchase agreements which are accounted for as collateralised loans with a carrying value of £5,148 million (2013: £120 million), against which the Group held collateral with a fair value of £5,155 million (2013: £112 million), all of which the Group is able to repledge. Included in these amounts are collateral balances in the form of cash provided in respect of reverse repurchase agreements amounting to £35 million (2013: £49 million). These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Impaired secured lending

The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.

At 31 December 2014, impaired secured commercial lending amounted to £2,539 million, net of an impairment allowance of £3,799 million (2013: £9,845 million, net of an impairment allowance of £11,063 million). The fair value of the collateral held in respect of impaired secured commercial lending was £2,517 million (2013: £6,915 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

Impaired secured commercial lending and associated collateral relates to lending to property companies and to customers in the financial, business and other services; transport, distribution and hotels; and construction industries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

Unimpaired secured lending

Unimpaired secured commercial lending amounted to £57,647 million (2013: £69,108 million). Commercial lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination. The types of collateral taken and the frequency with which collateral is required at origination is dependent upon the size and structure of the borrower. For exposures to corporate customers and other large institutions, the Group will often require the collateral to include a first charge over land and buildings owned and occupied by the business, a mortgage debenture over the company’s undertaking and one or more of its assets, and keyman insurance. The Group maintains policies setting out acceptable collateral, maximum loan-to-value ratios and other criteria to be considered when reviewing a loan application. The decision as to whether or not collateral is required will be based upon the nature of the transaction and the credit worthiness of the customer. Other than for project finance, object finance and income producing real estate where charges over the subject assets are a basic requirement, the provision of collateral will not determine the outcome of a credit application. The fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay debt.

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

For unimpaired secured commercial lending, the Group reports assets gross of collateral and therefore discloses the maximum loss exposure. The Group believes that this approach is appropriate as collateral values at origination and during a period of good performance may not be representative of the value of collateral if the obligor enters a distressed state.

Unimpaired secured commercial lending is predominantly managed on a cash flow basis. On occasion, it may include an assessment of underlying collateral, although, for impaired lending, this will not always involve assessing it on a fair value basis. No aggregated collateral information for the entire unimpaired secured commercial lending portfolio is provided to key management personnel.

TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (EXCLUDING EQUITY SHARES)

Included in trading and other financial assets at fair value through profit or loss are repurchase agreements treated as collateralised loans with a carrying value of £36,725 million (2013: £29,288 million). Collateral is held with a fair value of £42,858 million (2013: £32,434 million), all of which the Group is able to repledge. At 31 December 2014, £10,319 million had been repledged (2013: £8,195 million).

In addition, securities held as collateral in the form of stock borrowed amounted to £33,721 million (2013: £46,552 million). Of this amount, £32,686 million (2013: £45,277 million) had been resold or repledged as collateral for the Group’s own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

DERIVATIVE ASSETS, AFTER OFFSETTING OF AMOUNTS UNDER MASTER NETTING ARRANGEMENTS

The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £14,199 million (2013: £11,325 million), cash collateral of £3,651 million (2013: £2,702 million) was held.

IRREVOCABLE LOAN COMMITMENTS AND OTHER CREDIT-RELATED CONTINGENCIES

At 31 December 2014, the Group held irrevocable loan commitments and other credit-related contingencies of £57,711 million (2013: £59,172 million). Collateral is held as security, in the event that lending is drawn down, on £8,673 million (2013: £19,123 million) of these balances.

Lending decisions in respect of irrevocable loan commitments are based on the obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. For commercial commitments, it is the Group’s practice to request collateral whose value is commensurate with the nature of the commitment. For retail mortgage commitments, the majority are for mortgages with a loan-to-value ratio of less than 100 per cent. Aggregated collateral information covering the entire balance of irrevocable loan commitments over which security will be taken is not provided to key management personnel.

COLLATERAL REPOSSESSED

During the year, £828 million of collateral was repossessed (2013: £902 million), consisting primarily of residential property.

In respect of retail portfolios, the Group does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations. In certain circumstances the Group takes physical possession of assets held as collateral against commercial lending. In such cases, the assets are carried on the Group’s balance sheet and are classified according to the Group’s accounting policies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

E. COLLATERAL PLEDGED AS SECURITY

The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.

REPURCHASE TRANSACTIONS

DEPOSITS FROM BANKS

Included in deposits from banks are deposits held as collateral for facilities granted, with a carrying value of £1,075 million (2013: £1,874 million) and a fair value of £1,075 million (2013: £1,874 million).

CUSTOMER DEPOSITS

Included in customer deposits in 2013 were deposits held as collateral for facilities granted, with a carrying value of £2,978 million and a fair value of £3,114 million. In addition, collateral balances in the form of cash provided in respect of repurchase agreements amounted to £6 million (2013: £416 million).

TRADING AND OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The fair value of collateral pledged in respect of repurchase transactions, accounted for as secure borrowing, where the secured party is permitted by contract or custom to repledge was £56,696 million (2013: £37,999 million).

SECURITIES LENDING TRANSACTIONS

The following financial assets on the balance sheet have been pledged as collateral as part of securities lending transactions:

	2014	2013
	£m	£m
Trading and other financial assets at fair value through profit or loss	9,955	9,928
Loans and advances to customers	1,393	14,927
Debt securities classified as loans and receivables	88	89
Available-for-sale financial assets	8,363	2,311
	19,799	27,255

SECURITISATIONS AND COVERED BONDS

In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group’s asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in notes 19 and 20.

F. TREATMENT OF CUSTOMERS EXPERIENCING FINANCIAL STRESS

The Group operates a number of schemes to assist borrowers who are experiencing financial stress. The material elements of these schemes are described in the Risk Management report on pages 63 and 64 and further details relating to those cases where the Group has granted a concession, whether temporarily or permanently, are set out below.

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

The Group assesses whether a loan benefiting from a UK Government sponsored programme is impaired using the same accounting policies and practices as it does for loans not benefiting from such a programme. There is no direct impact on the impairment status of a loan benefiting from the Mortgage Rescue schemes, as these schemes involve the purchase, and eventual sale, of the property. The loans included within the Income Support for Mortgage Interest scheme may be impaired, in accordance with the normal definition of impairment.

The Income Support for Mortgage Interest scheme remains the most successful of the Government backed schemes. It is the longest-running, is the most widely known and provides both the customer and the Group with an assurance as to the maintenance of at least two years’ worth of interest payments. The Group estimates that customers representing approximately £2.3 billion of its mortgage exposures are receiving this benefit. This includes those who are also receiving other treatments for financial difficulty.

CUSTOMERS IN FINANCIAL DIFFICULTY RECEIVING SUPPORT UNDER OTHER SCHEMES

The Group measures the success of a forbearance scheme based upon the proportion of customers maintaining or improving their arrears position over the 24 months following the exit from a forbearance treatment. For temporary treatments, 90 per cent of customers who have accepted temporary interest-only concessions and 76 per cent of customers accepting reduced payment arrangements have maintained or improved their arrears position. For permanent treatments, 80 per cent of customers who have accepted capitalisations of arrears and 84 per cent of customers who have accepted term extensions have maintained or improved their arrears position.

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

COLLECTIVE IMPAIRMENT ASSESSMENT OF RETAIL LOANS SUBJECT TO FORBEARANCE

Secured

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

Unsecured

Credit risk provisioning for the retail unsecured portfolio is undertaken on a purely collective basis. The approach used is based on segmented cash flow models, divided into two primary streams for loans judged to be impaired and those that are not. Accounts subject to repayment plans and collections refinance loans are among those considered to be impaired.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

FORBORNE LOANS

Retail Lending

At 31 December 2014, UK retail secured loans and advances currently or recently subject to forbearance were 1.4 per cent (31 December 2013: 2.0 per cent) of total UK retail secured loans and advances. The Group no longer offers temporary interest-only as a forbearance treatment to secured lending customers in financial difficulty, and this is the primary driver of the reduction in forbearance balances in 2014.

At 31 December 2014, unsecured retail loans and advances currently or recently subject to forbearance were 1.6 per cent (31 December 2013: 1.8 per cent) of total UK retail unsecured loans and advances.

Further analysis of the forborne loan balances is set out below:

			Total current and recent forborne		Impairment provisions as % of loans
	Total loans and advances which are		loans and advances which are		and advances which are currently or
	currently or recently forborne		impaired[1]		recently forborne
	2014	2013[6]	2014	2013[6]	2014	2013[6]
	£m	£m	£m	£m	%	%
UK secured lending:
Temporary forbearance arrangements
Reduced contractual monthly payment[2]	146	957	29	221	6.0	4.1
Reduced payment arrangements[3]	552	1,336	69	157	3.4	3.2
	698	2,293	98	378	4.0	3.6
Permanent treatments
Repair and term extensions[4]	3,696	3,860	168	296	3.5	3.4
Total	4,394	6,153	266	674	3.5	3.5

UK unsecured lending:
Loans and overdrafts[5]	162	191	139	169	39.4	45.8

1	£4,128 million of current and recent forborne secured loans and advances were not impaired at 31 December 2014 (31 December 2013: £5,479 million). £23 million of current and recent forborne unsecured loans and overdrafts were not impaired at 31 December 2014 (31 December 2013: £22 million).

2	Includes temporary interest-only arrangements and short-term payment holidays granted in collections where the customer is currently benefiting from the treatment and where the concession has ended within the previous six months (temporary interest-only) and previous twelve months (short-term payment holidays).

3	Includes customers who had an arrangement to pay less than the contractual amount at 31 December or where an arrangement ended within the previous three months.

4	Includes capitalisation of arrears and term extensions which commenced during the previous 24 months and where the borrowers remain as customers at 31 December.

5	Includes temporary treatments where the customer is currently benefiting from the change or the treatment has ended within the previous six months. Permanent changes which commenced during the last 24 months for existing customers as at 31 December are also included.

6	See note 4.

Secured forborne loans have reduced by £1,759 million in 2014 to £4,394 million, driven primarily by an improvement in the underlying quality of the portfolio, with a greater value exiting forbearance than entering forbearance. Unsecured forborne loans have reduced by £29 million in 2014.

Further analysis of the movements in UK retail lending forborne loans and advances during the year is as follows:

	Secured	Unsecured
	lending	lending
	£m	£m
At 1 January 2014	6,153	191
Classified as forborne during the year	1,805	123
Written-off/sold	(93)	(77)
Good exit from forbearance	(2,957)	(35)
Redeemed or repaid	(462)	(10)
Exchange and other movements	(52)	(30)
At 31 December 2014	4,394	162

1See note 4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

Consumer Finance

At 31 December 2014, Consumer credit card advances currently or recently subject to forbearance were 2.6 per cent (31 December 2013: 3.7 per cent) of total Consumer credit card advances. At 31 December 2014, Asset Finance retail loans and advances on open portfolios currently or recently subject to forbearance were 2.1 per cent (31 December 2013: 4.0 per cent) of total Asset Finance loans and advances. Further analysis of the forborne loans and advances is set out below:

	Total loans and advances		Total current and recent		Impairment provisions as %
	which are currently or		forborne loans and advances		of loans and advances which are
	recently forborne		which are impaired[1]		currently or recently forborne
	2014	2013	2014	2013	2014	2013
	£m	£m	£m	£m	%	%
Consumer Credit Cards[2]	234	326	140	188	29.1	21.9
Asset Finance[2]	109	149	53	75	20.5	24.0

[1]	£150 million of forborne loans and advances (consumer credit cards: £94 million, Asset Finance: £56 million) were not impaired at 31 December 2014 (31 December 2013: consumer credit cards:
£138 million, Asset Finance: £74 million).

[2]	Includes temporary treatments where the customer is currently benefiting from the change or the treatment has ended within the last six months. Permanent changes which commenced during the last 24 months for existing customers as at 31 December are also included. Asset Finance UK previously reported accounts on a temporary concession as forborne for the period of the concession only and accounts on a permanent concession for 12 months after the concession had ended. 2013 balances have been restated.

Consumer Credit Cards and Asset Finance forborne loans have reduced in 2014 by £92 million and £40 million respectively, driven primarily by improvements in the underlying quality of the portfolios. The movements in forborne loans and advances during the year were as follows:

	Consumer credit
	cards	Asset Finance[1]
	£m	£m
At 1 January 2014	326	149
Classified as forborne during the year	128	56
Written off/sold	(93)	(25)
Good exit from forbearance	(92)	(19)
Redeemed or repaid	(14)	(26)
Exchange and other movements	(21)	(26)
At 31 December 2014	234	109

1Restated.

Run-off: Ireland Secured Retail Lending

At 31 December 2014, Irish secured loans and advances subject to current or recent forbearance were 6.3 per cent (31 December 2013: 12.2 per cent) of total Irish retail secured loans and advances. Further analysis of the forborne loan balances is set out below:

	Total loans and advances		Total current and recent		Impairment provisions as %
	which are currently or		forborne loans and advances		of loans and advances which are
	recently forborne		which are impaired[1]		currently or recently forborne
	2014	2013	2014	2013	2014	2013
	£m	£m	£m	£m	%	%
Ireland secured lending:
Temporary forbearance arrangements
Reduced payment arrangements[2]	41	254	28	227	34.0	49.8

Permanent treatments
Repair and term extensions[3]	239	473	13	102	9.1	14.4
Total	280	727	41	329	12.7	26.7

[1]	£239 million of current and recent forborne loans and advances were not impaired at 31 December 2014 (31 December 2013: £398 million).

[2]	Includes customers who had an arrangement to pay less than the contractual amount at 31 December or where an arrangement ended within the previous three months.

[3]	Includes capitalisation of arrears and term extensions which commenced during the previous 24 months and where the borrowers remain as customers at 31 December.

Forborne loans have decreased by £447 million in 2014, to £280 million, driven by the disposal of impaired assets during 2014. The movements during the year for forborne loans and advances in the Irish secured retail lending portfolio was as follows:

£m
At 1 January 2014	727
Classified as forborne during the year	261
Written off/sold	(348)
Good exit from forbearance	(324)
Redeemed or repaid	(13)
Exchange and other movements	(23)
At 31 December 2014	280
F-127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

COMMERCIAL CUSTOMERS
FORBEARANCE

A key factor in determining whether the Group treats a commercial customer as forborne is the granting of a concession to a borrower who experiences, or is believed to be about to experience, financial difficulty and which is outside the Group’s current risk appetite. Where a concession is granted to a customer that is not in financial difficulty or the risk profile is considered within the Group’s current risk appetite, the concession would not be considered to be an act of forbearance. The Group does not believe forbearance reporting is appropriate for derivatives, available for sale assets and the trading book where assets are marked to market daily.

The Group recognises that forbearance alone is not necessarily an indicator of impaired status but it is a trigger for the review of the customer’s credit profile. If there is any concern over future cash flows and the Group incurring a loss, then forborne loans will be classified as impaired in accordance with the Group’s impairment policy.

Recovery can sometimes be through improvement in market or economic conditions, or the customer may benefit from access to alternative sources of liquidity such as an equity injection. These can be especially relevant in real estate or other asset backed transactions where a fire sale of assets in a weak market may be unattractive.

Depending on circumstances and when operated within robust parameters and controls, the Group believes forbearance can help support the customer in the short to medium-term. The Group expects to have unimpaired forborne assets within its portfolios, although the majority of these cases will be managed in the Business Support Unit, where more intensive management and monitoring is available.

Unimpaired forborne assets are included in calculating the overall collective unimpaired provision, which uses the historical observed default rate and loss emergence period of the relevant portfolio as a whole as part of its calculation.

Whilst the material portfolios have been reviewed for forbearance, some non-retail loans and advances in Commercial Banking and Run-off divisions have not been reviewed on the basis that the level is relatively immaterial or because the concept of forbearance is not relevant.

TYPES OF FORBEARANCE

The Group’s strategy and offer of forbearance is largely dependent on the individual situation and early identification, control and monitoring are key to supporting the customer and protecting the Group. Concessions are often provided to help the customer with their day to day liquidity and working capital.

A number of options are available to the Group where a customer is facing financial difficulty, and each case is treated depending on its own specific circumstances.

Forbearance treatments may include changes to:

–	Contractual payment terms (for example loan extensions, or changes to debt servicing terms), and

–	Non-payment contractual terms (for example covenant amendments or waivers) where the modifications enable default to be avoided.

–	The four main types of forbearance concessions to commercial customers in financial difficulty are set out below:

–	Covenants: This includes temporary and permanent waivers, amendment or resetting of non-payment contractual covenants (including LTV and interest cover). The granting of this type of concession in itself would not result in the loan being classified as impaired;

–	Extensions/Alterations: This includes extension and/or alteration of repayment terms to a level outside of market or the Group’s risk appetite due to the customer’s inability to make existing contractual repayment terms; amendments to an interest rate to a level considered outside of market or the Group’s risk appetite, or other amendments such as changes to debt servicing arrangements;

–	Forgiveness: This includes debt for equity swaps or partial debt forgiveness. This type of forbearance will always give rise to impairment; and

–	Multiple type of forbearance (a combination of the above three).

FORBEARANCE IDENTIFICATION AND CLASSIFICATION

All non-retail loans and advances in Commercial Banking and Run-off Divisions are reviewed at least annually by the independent Risk Division. As part of the Group’s long established Credit Risk Classification system for commercial customers, every loan and advance in the good book is categorised as either ‘good’ or ‘watchlist’.

The watchlist is further categorised depending on the current and expected credit risk attaching to the customer and the transaction. All watchlist names are reviewed by the Business and independent Risk function regularly, and the classification is updated if required.

Any concession granted to a customer is reviewed and must be approved by Risk. If Risk determine that the customer is in, or about to be in, financial difficulty, then any concession granted outside the Group’s current risk appetite is treated as forbearance and in most cases, the obligor is transferred to Business Support Unit (BSU).

Any event that causes concern over future payments from the customer is likely to result in the asset being assessed for impairment and, if required, an impairment allowance recognised. If impairment is identified, the customer is immediately transferred to Business Support Unit (if not already managed there) and the lending will be treated as an impaired asset.

All non-retail impaired assets are considered as having been granted some form of forbearance. Impaired loans and advances exist only in the BSU within Commercial Banking Division and Run-off Division.

A portfolio approach is taken for SME customers with exposures below £1 million managed in BSU. All customers with exposures below £1 million are reported as forborne whilst they are managed by BSU (whether impaired or unimpaired).

All reviews performed in the good book, Business Support Unit within Commercial Banking or in the Run-off division include analysis of latest financial information, a consideration of the market and sector the customer operates in, performance against plan and revised terms and conditions granted as part of the forbearance concession.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

The Group no longer reports as forborne non-payment concessions to unimpaired obligors if the revised terms are within the Group’s risk appetite and the overall risk is acceptable, taking into account the overall structure of facilities together with the current state and expectations of financial strength. There is no significant impact as a result of this change.

EXIT FROM FORBEARANCE CLASSIFICATION

A customer where forbearance has been granted will remain treated and recorded as forborne until it evidences acceptable performance over a period of time. This period will depend on a number of factors such as whether the customer is trading in line with its revised plan, it is operating within the new terms and conditions (including observation to revised covenants and contractual payments), its financial performance is stable or improving, and there are no undue concerns over its future performance. As a minimum, this period is currently expected to be at least 12 months following a forbearance event. However, notwithstanding this, the overriding requirement is that the financial difficulty previously seen has been removed, and the performance has stabilised.

The exception to this 12 month minimum period is where a permanent structure cure is made (for example, an injection of new collateral security or a partial repayment of debt to restore an LTV back to within a covenant). In this case, the obligor may be removed from the forbearance category once the permanent cure has been made.

Once a customer evidences acceptable performance over a period of time (of not less than the minimum cure period), the customer may be returned to the mainstream good classification and would no longer be considered forborne. It is important to note that such a decision can be made only by the independent Risk Division.

FORBORNE LOANS

Commercial Banking

			Impairment provisions as %
	Total loans and advances		of loans and advances
	which are forborne		which are forborne
	2014	2013[1]	2014	2013	[1]
	£m	£m	%	%
Impaired	3,241	5,047	49.2	47.2
Unimpaired	1,896	2,432	–	–
Total	5,137	7,479	31.0	31.8

[1] See note 4.

All impaired assets are considered forborne.

Impaired loans and advances

The movements in Commercial Banking impaired forborne loans and advances were as follows:

£m
At 1 January 2014[1]	5,047
Classified as impaired during the year:
UK exposures >£5 million	775
Exposures <£5 million and other non-UK	188
963
Transferred to unimpaired but still reported as forborne during the year:
UK exposures >£5 million	(268)
Exposures <£5 million and other non-UK	(477)
(745)
Written-off	(719)
Asset disposal/sales of impaired assets	(357)
Drawdowns/repayments	(732)
Exchange and other movements	(216)
At 31 December 2014	3,241

[1] See note 4.
F-129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

Unimpaired loans and advances

The table below sets out the largest unimpaired forborne loans and advances to Commercial Banking customers (exposures over £5 million) as at 31 December 2014 by type of forbearance, together with a breakdown of exposures classified as Direct Real Estate:

	Direct	Other industry
	Real Estate	sector	Total
	£m	£m	£m
At 31 December 2014
Type of unimpaired forbearance
UK exposures[1] > £5 million
Covenants	153	865	1,018
Extensions	–	426	426
Multiple	–	6	6
	153	1,297	1,450
Exposures < £5 million and other non-UK			446
Total			1,896
At 31 December 2013
Type of unimpaired forbearance
UK exposures[1] > £5 million
Covenants	527	488	1,015
Extensions	69	254	323
Multiple	–	316	316
	596	1,058	1,654
Exposures < £5 million and other non-UK			778
Total			2,432

1 Based on the location of the office recording the transaction.

The movements in UK Commercial Banking unimpaired forborne exposures over £5 million were:

£m
At 1 January 2014	1,654
Classified as impaired during the year	(147)
Cured no longer forborne	(1,004)
Classified as forborne during the year	709
Transferred from impaired but still reported as forborne[2]	743
Asset disposal/sales	(451)
Net drawdowns/repayments	(6)
Exchange and other movements	(48)
At 31 December 2014	1,450

[2] Includes £475 million in respect of two loans transferred from Run-off.
F-130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

Run-off: Corporate real estate, other corporate and Specialist Finance

At 31 December 2014, £1,998 million (31 December 2013: £12,051 million, restated following a reassessment of the unimpaired exposure breakdown) of total loans and advances were forborne of which £1,912 million (31 December 2013: £9,499 million) were impaired. The coverage ratio for forborne loans increased from 32.2 per cent at 31 December 2013 to 58.3 per cent at 31 December 2014.

Impaired loans and advances

The movements in Run-off corporate real estate, other corporate and Specialist Finance impaired forborne loans and advances were as follows:

£m
At 1 January 2014	9,499
Classified as impaired during the year:
UK exposures >£5 million	557
Exposures <£5 million and other non-UK	46
603
Transferred to unimpaired but still reported as forborne during the year:
UK exposures >£5 million[1]	(961)
Exposures <£5 million and other non-UK	(12)
(973)
Write offs	(2,565)
Asset disposal/sales of impaired assets	(4,363)
Drawdowns/repayments	(248)
Exchange and other movements	(41)
At 31 December 2014	1,912

1 Includes £475 million in respect of two loans classified as unimpaired during the year and subsequently transferred to Commercial Banking.

Unimpaired loans and advances

Unimpaired forborne loans and advances were £86 million at 31 December 2014 (31 December 2013: £2,552 million, restated). The Group previously assumed that all lower quality unimpaired exposures under £5 million were forborne, as were a number of non-material portfolios. As part of the Group’s ongoing review and refinement of forbearance reporting, exposures below £5 million, and non-material portfolios, were subject to more granular review which led to a reduction in the level of forbearance previously reported.

The reduction also related to unimpaired loans and advances over £5 million and reflects the curing of a limited number of high value transactions where forbearance was granted some time ago and the obligor is no longer considered in financial difficulty.

The table below sets out the largest unimpaired forborne loans and advances to customers in Run-off corporate real estate, other corporate and Specialist Finance (exposures over £5 million) as at 31 December 2014 by type of forbearance, together with a breakdown of exposures classified as Direct Real Estate:

	Direct	Other industry
	Real Estate	sector	Total
	£m	£m	£m
At 31 December 2014
Type of unimpaired forbearance
UK exposures[1] > £5 million
Covenants	–	–	–
Extensions	–	47	47
Multiple	24	–	24
	24	47	71
Exposures < £5 million and other non-UK			15
Total			86

[1] Based on the location of the office recording the transaction.
F-131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

Run off: Ireland commercial real estate and corporate

All loans and advances in (whether impaired or unimpaired) are treated as forborne.

			Impairment provisions as %
	Total loans and advances		of loans and advances
	which are forborne		which are forborne
	2014	2013	2014	2013
	£m	£m	%	%
Impaired	3,052	8,322	81.3	73.1
Unimpaired	384	1,108	–	–
Total	3,436	9,430	72.2	64.5

The movements in forborne loans and advances were:

£m
At 1 January 2014	9,430
Write-offs	(2,589)
Asset disposal/sales	(1,444)
Drawdowns/repayments	(1,413)
Exchange and other movements	(548)
At 31 December 2014	3,436

LIQUIDITY RISK

Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost. Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturity. The Group carries out monthly stress testing of its liquidity position against a range of scenarios, including those prescribed by the PRA. The Group’s liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining contractual period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category. Certain balances, included in the table below on the basis of their residual maturity, are repayable on demand upon payment of a penalty.

F-132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

MATURITIES OF ASSETS AND LIABILITIES

	Up to	1-3	3-6	6-9	9-12	1-2	2-5	Over 5
	1 month	months	months	months	months	years	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2014
Assets
Cash and balances at central banks	50,476	1	13	2	–	–	–	–	50,492
Trading and other financial assets at fair value through profit or loss	31,766	10,523	6,818	2,982	1,526	1,880	5,976	90,460	151,931
Derivative financial instruments	1,460	1,562	1,096	867	562	2,326	4,627	23,628	36,128
Loans and advances to banks	10,709	4,926	3,107	1,274	1,170	1,107	2,579	1,283	26,155
Loans and advances to customers	20,072	11,026	10,860	10,216	11,332	27,292	80,257	311,649	482,704
Debt securities held as loans and receivables	–	–	–	–	–	32	4	1,177	1,213
Available-for-sale financial assets	963	1,533	724	28	203	939	6,085	46,018	56,493
Other assets	4,684	1,284	1,347	1,933	1,393	4,801	9,490	24,848	49,780
Total assets	120,130	30,855	23,965	17,302	16,186	38,377	109,018	499,063	854,896
Liabilities
Deposits from banks	4,270	1,711	603	530	176	93	2,840	664	10,887
Customer deposits	364,040	13,852	14,051	12,706	11,517	20,845	9,528	528	447,067
Derivative financial instruments, trading and other financial liabilities at fair value through profit or loss	34,690	14,446	5,078	3,708	846	3,867	6,461	26,193	95,289
Debt securities in issue	8,862	5,678	2,850	5,024	3,409	7,257	17,330	25,823	76,233
Liabilities arising from insurance and investment contracts	1,439	1,699	2,443	2,295	2,312	8,266	21,049	74,983	114,486
Other liabilities	4,686	4,467	304	1,779	2,416	484	2,749	18,104	34,989
Subordinated liabilities	74	1,241	1,331	10	192	3,174	5,428	14,592	26,042
Total liabilities	418,061	43,094	26,660	26,052	20,868	43,986	65,385	160,887	804,993
At 31 December 2013[1]
Assets
Cash and balances at central banks	49,823	5	78	–	–	–	–	9	49,915
Trading and other financial assets at fair value through profit or loss	15,874	6,966	5,868	3,892	2,630	5,601	2,989	98,863	142,683
Derivative financial instruments	475	928	858	780	365	2,420	6,298	18,680	30,804
Loans and advances to banks	11,853	5,980	3,310	553	1,038	344	1,827	460	25,365
Loans and advances to customers	32,677	6,720	9,699	10,269	11,886	25,191	56,156	340,354	492,952
Debt securities held as loans and receivables	–	150	10	–	–	41	66	1,088	1,355
Available-for-sale financial assets	139	642	26	390	142	1,933	2,932	37,772	43,976
Other assets	6,265	9,083	1,491	663	1,610	2,665	7,900	25,653	55,330
Total assets	117,106	30,474	21,340	16,547	17,671	38,195	78,168	522,879	842,380
Liabilities
Deposits from banks	9,984	612	291	788	116	1,548	113	530	13,982
Customer deposits	335,286	16,034	18,659	13,562	11,224	26,749	16,592	1,361	439,467
Derivative financial instruments, trading and other financial liabilities at fair value through profit or loss	19,209	12,344	3,974	2,165	1,152	5,029	8,408	19,002	71,283
Debt securities in issue	5,427	5,771	6,399	3,644	4,081	12,184	18,857	30,739	87,102
Liabilities arising from insurance and investment contracts	1,486	6,579	2,317	2,244	3,046	8,430	21,300	65,356	110,758
Other liabilities	7,679	6,043	1,230	374	1,045	1,146	1,814	28,809	48,140
Subordinated liabilities	363	238	800	718	645	2,710	5,813	21,025	32,312
Total liabilities	379,434	47,621	33,670	23,495	21,309	57,796	72,897	166,822	803,044

[1] See note 1.

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

F-133

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

	Up to	1-3	3-12	1-5	Over 5
	1 month	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2014
Deposits from banks	4,288	1,734	1,427	2,895	954	11,298
Customer deposits	365,261	13,672	38,520	31,614	578	449,645
Trading and other financial liabilities at fair value through profit or loss	32,209	15,145	1,316	3,658	7,508	59,836
Debt securities in issue	11,070	6,163	15,186	34,028	31,116	97,563
Liabilities arising from non-participating investment contracts	17,136	—	—	—	—	17,136
Subordinated liabilities	757	1,433	2,842	12,908	19,784	37,724
Total non-derivative financial liabilities	430,721	38,147	59,291	85,103	59,940	673,202
Derivative financial liabilities:
Gross settled derivatives – outflows	39,616	32,166	34,932	42,416	41,128	190,258
Gross settled derivatives – inflows	(37,928)	(30,408)	(32,999)	(39,883)	(35,858)	(177,076)
Gross settled derivatives – net flows	1,688	1,758	1,933	2,533	5,270	13,182
Net settled derivatives liabilities	21,959	114	341	1,150	3,650	27,214
Total derivative financial liabilities	23,647	1,872	2,274	3,683	8,920	40,396
At 31 December 2013[1]
Deposits from banks	9,944	636	1,254	1,710	738	14,282
Customer deposits	321,087	15,576	38,689	43,011	34,510	452,873
Trading and other financial liabilities at fair value through profit or loss	18,811	9,906	4,416	7,382	3,616	44,131
Debt securities in issue	7,427	5,069	15,805	40,928	24,514	93,743
Liabilities arising from non-participating investment contracts	27,590	—	—	—	—	27,590
Subordinated liabilities	180	424	2,503	15,019	24,538	42,664
Total non-derivative financial liabilities	385,039	31,611	62,667	108,050	87,916	675,283
Derivative financial liabilities:
Gross settled derivatives – outflows	4,880	81,612	35,369	56,857	33,767	212,485
Gross settled derivatives – inflows	(4,115)	(79,256)	(34,321)	(55,396)	(32,625)	(205,713)
Gross settled derivatives – net flows	765	2,356	1,048	1,461	1,142	6,772
Net settled derivatives liabilities	21,730	179	438	1,202	541	24,090
Total derivative financial liabilities	22,495	2,535	1,486	2,663	1,683	30,862

1See note 1.

The Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The majority of the Group’s financial guarantee contracts are callable on demand, were the guaranteed party to fail to meet its obligations. It is, however, expected that most guarantees will expire unused. The contractual nominal amounts of these guarantees totalled £7,161 million at 31 December 2014 (2013: £8,591 million) with £4,133 million expiring within one year; £1,823 million between one and three years; £674 million between three and five years; and £531 million over five years (2013: £4,233 million expiring within one year; £837 million between one and three years; £2,039 million between three and five years; and £1,482 million over five years).

The majority of the Group’s non-participating investment contract liabilities are unit-linked. These unit-linked products are invested in accordance with unit fund mandates. Clauses are included in policyholder contracts to permit the deferral of sales, where necessary, so that linked assets can be realised without being a forced seller.

The principal amount for undated subordinated liabilities with no redemption option is included within the over five years column; interest of approximately £80 million (2013: £85 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond five years.

Further information on the Group’s liquidity exposures is provided on pages 109 and 110.

F-134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FINANCIAL RISK MANAGEMENT continued

Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2014	1,036	1,276	5,100	20,916	58,590	86,918
At 31 December 2013	1,088	1,391	5,231	21,468	53,599	82,777

For insurance and participating investment contracts which are neither unit-linked nor in the Group’s with-profit funds, in particular annuity liabilities, the aim is to invest in assets such that the cash flows on investments match those on the projected future liabilities.

The following tables set out the amounts and residual maturities of the Group’s off balance sheet contingent liabilities and commitments.

	Up to 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9-12 months £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
At 31 December 2014
Acceptances and endorsements	51	6	1	–	–	–	–	1	59
Other contingent liabilities	432	415	217	80	162	504	130	683	2,623
Total contingent liabilities	483	421	218	80	162	504	130	684	2,682
Lending commitments	49,773	2,576	4,738	3,397	12,209	13,750	15,733	5,103	107,279
Other commitments	38	32	–	31	–	162	–	–	263
Total commitments	49,811	2,608	4,738	3,428	12,209	13,912	15,733	5,103	107,542
Total contingents and commitments	50,294	3,029	4,956	3,508	12,371	14,416	15,863	5,787	110,224
	Up to 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9-12 months £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
At 31 December 2013
Acceptances and endorsements	59	56	9	–	10	15	13	42	204
Other contingent liabilities	256	501	207	145	464	377	118	608	2,676
Total contingent liabilities	315	557	216	145	474	392	131	650	2,880
Lending commitments	30,918	11,857	15,452	4,632	7,519	14,886	17,064	2,849	105,177
Other commitments	–	–	–	–	494	–	–	–	494
Total commitments	30,918	11,857	15,452	4,632	8,013	14,886	17,064	2,849	105,671
Total contingents and commitments	31,233	12,414	15,668	4,777	8,487	15,278	17,195	3,499	108,551

CAPITAL RISK

Capital risk is defined as the risk that the Group has a sub-optimal amount or quality of capital or that capital is inefficiently deployed across the Group.

Capital risk appetite is set by the Board, reflecting the Group’s strategic plans, regulatory capital constraints and market expectations. It includes a number of minimum capital ratios in normal and stressed conditions as well as a specific measure for the Insurance business, set by the Insurance Board, taking account of the need to maintain regulatory solvency including appropriate management buffers. The Board and the Group Chief Executive, assisted by the Group Asset and Liability Committee and the Group Risk Committee, regularly review performance against the risk appetite. A key metric is the Group’s common equity tier 1 (CET1) capital ratio for which the Group is now assuming a steady state ratio requirement of around 12 per cent.

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

F-135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: CONSOLIDATED CASH FLOW STATEMENT

(A) CHANGE IN OPERATING ASSETS

	2014 £m	2013[1] £m	2012[1] £m
Change in loans and receivables	12,852	29,909	51,234
Change in derivative financial instruments, trading and other financial assets at fair value through profit or loss	(11,767)	(5,078)	1,447
Change in other operating assets	(1,957)	(4,448)	(3,492)
Change in operating assets	(872)	20,383	49,189

(B) CHANGE IN OPERATING LIABILITIES

	2014 £m	2013 £m	2012 £m
Change in deposits from banks	(3,029)	(25,529)	(1,325)
Change in customer deposits	7,745	15,599	12,696
Change in debt securities in issue	(11,089)	(29,032)	(66,968)
Change in derivative financial instruments, trading and other liabilities at fair value through profit or loss	24,020	(8,376)	809
Change in investment contract liabilities	(342)	3,171	7,421
Change in other operating liabilities	(5,313)	(3,520)	(170)
Change in operating liabilities	11,992	(47,687)	(47,537)

[1]	See note 1.
F-136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: CONSOLIDATED CASH FLOW STATEMENT continued

(C) NON-CASH AND OTHER ITEMS

	2014 £m	2013 £m	2012 £m
Depreciation and amortisation	1,935	1,940	2,126
Revaluation of investment properties	(513)	(156)	264
Provision for impairment of disposal groups	–	382	26
Allowance for loan losses	737	2,726	5,121
Write-off of allowance for loan losses	(5,761)	(5,858)	(7,922)
Impairment of available-for-sale financial assets	2	15	37
Change in insurance contract liabilities	4,070	5,300	3,929
Payment protection insurance provision	2,200	3,050	3,575
Other regulatory provisions	925	405	650
Other provision movements	222	153	(101)
Net (credit) charge in respect of defined benefit schemes	(478)	503	110
Impact of consolidation and deconsolidation of OEICs[1]	(5,277)	6,303	(829)
Unwind of discount on impairment allowances	(126)	(351)	(374)
Foreign exchange impact on balance sheet[2]	770	89	(219)
Liability management losses (gains) within other income[3]	–	80	(59)
Loss on ECN exchange transactions	1,336	–	–
Interest expense on subordinated liabilities	2,374	2,956	2,783
(Profit) loss on disposal of businesses	(208)	(362)	7
Net gain on sale of available-for-sale financial assets	(131)	(629)	(3,547)
Hedging valuation adjustments on subordinated debt	559	(1,083)	225
Value of employee services	340	434	337
Issue of shares (non-cash)	–	160	322
Transactions in own shares	(286)	(480)	(407)
Accretion of discounts and amortisation of premiums and issue costs	122	286	12
Share of post-tax results of associates and joint ventures	(32)	(43)	(28)
Transfers to income statement from reserves	(1,153)	(550)	198
Profit on disposal of tangible fixed assets	(44)	(43)	(75)
Other non-cash items	(8)	(26)	(101)
Total non-cash items	1,575	15,201	6,060
Contributions to defined benefit schemes	(538)	(811)	(675)
Payments in respect of payment protection insurance provision	(2,458)	(2,674)	(3,299)
Payments in respect of other regulatory provisions	(1,104)	(360)	(20)
Other	29	26	15
Total other items	(4,071)	(3,819)	(3,979)
Non-cash and other items	(2,496)	11,382	2,081

[1]	These OEICs (Open-ended investment companies) are mutual funds which are consolidated if the Group manages the funds and also has a majority beneficial interest. The population of OEICs to be consolidated varies at each reporting date as external investors acquire and divest holdings in the various funds. The consolidation of these funds is effected by the inclusion of the fund investments and a matching liability to the unitholders; and changes in funds consolidated represent a non-cash movement on the balance sheet.
[2]	When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.
[3]	A number of capital transactions entered into by the Group involved the exchange of existing securities for new issues and as a result there was no related cash flow.
F-137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: CONSOLIDATED CASH FLOW STATEMENT continued

(D) ANALYSIS OF CASH AND CASH EQUIVALENTS AS SHOWN IN THE BALANCE SHEET

	2014 £m	2013 £m	2012 £m

Cash and balances at central banks	50,492	49,915	80,298
Less: mandatory reserve deposits[1]	(980)	(937)	(580)
	49,512	48,978	79,718
Loans and advances to banks	26,155	25,365	32,757
Less: amounts with a maturity of three months or more	(10,520)	(7,546)	(11,417)
	15,635	17,819	21,340
Total cash and cash equivalents	65,147	66,797	101,058

[1]	Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

Included within cash and cash equivalents at 31 December 2014 is £12,855 million (2013: £14,058 million; 2012: £17,889 million) held within the Group’s life funds, which is not immediately available for use in the business.

(E) DISPOSAL AND CLOSURE OF GROUP UNDERTAKINGS AND BUSINESSES

	2014 £m	2013 £m	2012 £m
Trading and other assets at fair value through profit or loss	11	35,159	–
Loans and advances to customers	256	2,612	15
Loans and advances to banks	55	1,701	16
Investment property	–	582	–
Value of in-force business	–	831	–
Other intangible assets	–	251	–
Tangible fixed assets	–	67	–
	322	41,203	31

Customer deposits	(266)	(1,923)	–
Debt securities in issue	–	(264)	–
Liabilities arising from insurance contracts and participating investment contracts	–	(451)	–
Liabilities arising from non-participating investment contracts	–	(29,953)	–
Non-controlling interests	–	(357)	(38)
Other net assets (liabilities)	802	(6,160)	51
	536	(39,108)	13

Net assets	858	2,095	44

Cash and cash equivalents disposed	(5)	(1,702)	–
Non-cash consideration received	(518)	(59)	–
Profit (loss) on sale	208	362	(7)
Net cash inflow (outflow)	543	696	37
F-138

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: DISPOSAL OF A NON-CONTROLLING INTEREST IN TSB BANKING GROUP PLC

During the year ended 31 December 2014, the Group disposed of three tranches of TSB Banking Group plc (TSB) shares:

(i)	in June 2014, the Group disposed of a 35 per cent interest in TSB for a consideration of £430 million, after directly attributable costs of £25 million, through an initial public offering (IPO);

(ii)	in July 2014, the Group sold 3.5 per cent of TSB for £44 million, after directly attributable costs of £1 million, through an over-allotment option which was exercised by the underwriters of the IPO; and

(iii)	in September 2014, the Group disposed of a further 11.5 per cent for a consideration of £160 million, after directly attributable costs of £1 million.

At 31 December 2014, the Group retained an interest of approximately 50 per cent in TSB, which continues to be consolidated by the Group.

As none of these transactions resulted in the Group ceding control of TSB, no gain or loss has been recognised in the Group’s income statement. The shortfall of £171 million between the net proceeds of the three sales and the share of TSB’s net assets (at book value) disposed of has been deducted from the Group’s retained earnings.

NOTE 57: FUTURE ACCOUNTING DEVELOPMENTS

The following pronouncements may have a significant effect on the Group’s financial statements but are not applicable for the year ending 31 December 2014 and have not been applied in preparing these financial statements. Save as disclosed below, the full impact of these accounting changes is being assessed by the Group.

Pronouncement	Nature of change	IASB effective date
IFRS 9 Financial Instruments	Replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 requires financial assets to be classified into one of three measurement categories, fair value through profit or loss, fair value through other comprehensive income and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments. The requirements for derecognition are broadly unchanged from IAS 39. The standard retains most of the existing requirements for financial liabilities except for those designated at fair value through profit or loss whereby that part of the fair value change attributable to the entity’s own credit risk is recorded in other comprehensive income. These changes are not expected to have a significant impact on the Group.

IFRS 9 also replaces the existing ‘incurred loss’ impairment approach with an expected credit loss approach. This change is likely to result in an increase in the Group’s balance sheet provisions for credit losses although the extent of any increase will depend upon, amongst other things, the composition of the Group’s lending portfolios and prevailing and forecast economic conditions at the date of implementation.

	The hedge accounting requirements of IFRS 9 are more closely aligned with risk management practices and follow a more principle-based approach than IAS 39. The revised requirements are not expected to have a significant impact on the Group.	Annual periods beginning on or after 1 January 2018
IFRS 15 Revenue from Contracts with Customers	Replaces IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 establishes principles for reporting useful information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised at an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods and services. Financial instruments, leases and insurance contracts are out of scope and so this standard is not expected to have a significant impact on the Group.	Annual periods beginning on or after 1 January 2017
F-139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: PARENT COMPANY DISCLOSURES

A COMPANY INCOME STATEMENT

	2014	2013	2012
	£million	£million	£million
Net interest income (expense)	255	166	(134)
Other income	283	(1,009)	82
Total income	538	(843)	(52)
Operating expenses	(265)	(248)	(207)
Profit (loss) on ordinary activities before tax	273	(1,091)	(259)
Taxation credit	106	245	35
Profit (loss) for the year	379	(846)	(224)

B COMPANY BALANCE SHEET

	2014	2013
	£million	£million
Assets
Non-current assets:
Investment in subsidiaries	41,102	40,933
Loans to subsidiaries	13,848	11,043
Deferred tax assets	19	4
	54,969	51,980
Current assets:
Derivative financial instruments	752	1,452
Other assets	791	1,171
Amounts due from subsidiaries	67	67
Cash and cash equivalents	195	511
Current tax recoverable	–	19
	1,805	3,220
Total assets	56,774	55,200
Equity and liabilities
Capital and reserves:
Share capital	7,146	7,145
Share premium account	17,281	17,279
Merger reserve	7,764	7,764
Capital redemption reserve	4,115	4,115
Retained profits	1,720	1,414
Shareholders’ equity	38,026	37,717
Other equity instruments	5,355	–
Total equity	43,381	37,717
Non-current liabilities:
Debt securities in issue	561	535
Subordinated liabilities	1,688	1,669
	2,249	2,204
Current liabilities:
Current tax liabilities	107	–
Other liabilities	11,037	15,279
	11,144	15,279
Total liabilities	13,393	17,483
Total equity and liabilities	56,774	55,200
F-140

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: PARENT COMPANY DISCLOSURES continued

C COMPANY STATEMENT OF CHANGES IN EQUITY

	Share capital and premium £ million	Merger reserve £ million	Capital redemption reserve £ million	Retained profits[1] £ million	Total shareholders’ Equity £ million	Other equity Investments £ million	Total equity £ million
Balance at 1 January 2012	23,422	7,764	4,115	2,198	37,499	–	37,499
Total comprehensive income[1]	–	–	–	(224)	(224)	–	(224)
Issue of ordinary shares	492	–	–	–	492	–	492
Movement in treasury shares	–	–	–	(282)	(282)	–	(282)
Value of employee services:
Share option schemes	–	–	–	69	69	–	69
Other employee award schemes	–	–	–	256	256	–	256
Balance at 31 December 2012	23,914	7,764	4,115	2,017	37,810	–	37,810
Total comprehensive income[1]	–	–	–	(846)	(846)	–	(846)
Issue of ordinary shares	510	–	–	–	510	–	510
Movement in treasury shares	–	–	–	(165)	(165)	–	(165)
Value of employee services:
Share option schemes	–	–	–	116	116	–	116
Other employee award schemes	–	–	–	292	292	–	292
Balance at 31 December 2013	24,424	7,764	4,115	1,414	37,717	–	37,717
Total comprehensive income[1]	–	–	–	379	379	–	379
Distributions on other equity instruments, net of tax	–	–	–	(225)	(225)	–	(225)
Issue of ordinary shares	3	–	–	–	3	–	3
Issue of other equity instruments	–	–	–	(21)	(21)	5,355	5,334
Movement in treasury shares	–	–	–	(182)	(182)	–	(182)
Value of employee services:
Share option schemes,net of tax	–	–	–	122	122	–	122
Other employee award schemes	–	–	–	233	233	–	233
Balance at 31 December 2014	24,427	7,764	4,115	1,720	38,026	5,355	43,381

1Total comprehensive income comprises only the profit (loss) for the year.

F-141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: PARENT COMPANY DISCLOSURES continued

D COMPANY CASH FLOW STATEMENT

	2014 £ million	2013 £ million	2012 £ million
Profit (loss) before tax	273	(1,090)	(259)
Fair value and exchange adjustments and other non-cash items	1,118	137	245
Change in other assets	558	124	14
Change in other liabilities and other items	(4,242)	4,699	750
Tax received (paid)	301	(35)	290
Net cash provided by (used in) operating activities	(1,992)	3,835	1,040
Cash flows from investing activities
Return of capital contribution	198	–	–
Amounts advanced to subsidiaries	(7,892)	(3,082)	–
Redemption of loans to subsidiaries	4,420	197	209
Net cash used in investing activities	(3,274)	(2,885)	209
Cash flows from financing activities
Distributions on other equity instruments	(287)	–	–
Issue of other equity instruments	5,329	–	–
Issue of subordinated liabilities	629	–	–
Interest paid on subordinated liabilities	(128)	(253)	(293)
Repayment of subordinated liabilities	(596)	(2,767)	–
Proceeds from issue of ordinary shares	3	350	170
Net cash provided by financing activities	4,950	(2,670)	(123)
Change in cash and cash equivalents	(316)	(1,720)	1,126
Cash and cash equivalents at beginning of year	511	2,231	1,105
Cash and cash equivalents at end of year	195	511	2,231

E INTERESTS IN SUBSIDIARIES

The principal subsidiaries, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds Banking Group plc, are:

	Country of registration/ Incorporation	Percentage of equity share capital and voting rights held	Nature of business
Lloyds Bank plc	England	100%	Banking and financial services
Scottish Widows plc	Scotland	100%[1]	Life assurance
HBOS plc	Scotland	100%[1]	Holding company
Bank of Scotland plc	Scotland	100%[1]	Banking and financial services
St. Andrew’s Insurance plc	England	100%[1]	General insurance
Clerical Medical Investment Group Limited	England	100%[1]	Life assurance
Clerical Medical Managed Funds Limited	England	100%[1]	Life assurance
TSB Bank plc	Scotland	50%[1]	Banking and financial services

1Indirect interest.

The principal area of operation for each of the above subsidiaries is the United Kingdom.

F-142

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

Under IAS 27, the Company and Lloyds Bank account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/ (decrease) the results of the Company and Lloyds Bank in the information below by £1,033 million and £(721) million, respectively, for the year ended 31 December 2014; by £8 million and £(3,174) million, respectively, for the year ended 31 December 2013; and by £(1,247) million and £872 million, respectively, for the year ended 31 December 2012. The net assets of the Company and Lloyds Bank in the information below would also be increased by £5,309 million and £2,957 million, respectively, at 31 December 2014; and by £1,272 million and £2,458 million, respectively, at 31 December 2013.

INCOME STATEMENTS

For the year ended 31 December 2014	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	255	4,020	6,938	(553)	10,660
Other income	283	7,180	20,039	(8,270)	19,232
Total income	538	11,200	26,977	(8,823)	29,892
Insurance claims	–	–	(13,493)	–	(13,493)
Total income, net of insurance claims	538	11,200	13,484	(8,823)	16,399
Operating expenses	(265)	(7,927)	(6,602)	909	(13,885)
Trading (deficit) surplus	273	3,273	6,882	(7,914)	2,514
Impairment	–	(585)	(777)	610	(752)
Profit (loss) before tax	273	2,688	6,105	(7,304)	1,762
Taxation	106	(187)	(672)	490	(263)
Profit (loss) for the year	379	2,501	5,433	(6,814)	1,499
For the year ended 31 December 2013	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	166	2,645	5,278	(751)	7,338
Other income	(1,009)	9,425	29,711	(7,480)	30,647
Total income	(843)	12,070	34,989	(8,231)	37,985
Insurance claims	–	–	(19,507)	–	(19,507)
Total income, net of insurance claims	(843)	12,070	15,482	(8,231)	18,478
Operating expenses	(248)	(8,907)	(6,870)	703	(15,322)
Trading surplus (deficit)	(1,091)	3,163	8,612	(7,528)	3,156
Impairment	–	(649)	(2,636)	544	(2,741)
(Loss) profit before tax	(1,091)	2,514	5,976	(6,984)	415
Taxation	245	258	(1,648)	(72)	(1,217)
(Loss) profit for the year	(846)	2,772	4,328	(7,056)	(802)
F-143

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2012	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	(134)	2,351	6,239	(738)	7,718
Other income	82	5,541	27,641	(2,069)	31,195
Total income	(52)	7,892	33,880	(2,807)	38,913
Insurance claims	–	–	(18,400)	4	(18,396)
Total income, net of insurance claims	(52)	7,892	15,480	(2,803)	20,517
Operating expenses	(207)	(9,040)	(7,249)	522	(15,974)
Trading surplus (deficit)	(259)	(1,148)	8,231	(2,281)	4,543
Impairment	–	(1,583)	(4,526)	960	(5,149)
(Loss) profit before tax	(259)	(2,731)	3,705	(1,321)	(606)
Taxation	35	544	(1,330)	(30)	(781)
(Loss) profit for the year	(224)	(2,187)	2,375	(1,351)	(1,387)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the year ended 31 December 2014	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Profit (loss) for the year	379	2,501	5,433	(6,814)	1,499
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	309	365	–	674
Taxation	–	(62)	(73)	–	(135)
	–	247	292	–	539
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of
available-for-sale financial assets:
Change in fair value	–	364	256	70	690
Income statement transfers in respect of disposals	–	11	(129)	(13)	(131)
Income statement transfers in respect of impairment	–	1	7	(6)	2
Taxation	–	(14)	(1)	2	(13)
	–	362	133	53	548
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	1,799	(56)	2,153	3,896
Net income statement transfers	–	(277)	(474)	(452)	(1,153)
Taxation	–	(315)	106	(340)	(549)
	–	1,257	(424)	1,361	2,194
Currency translation differences (tax: nil)	–	3	(13)	7	(3)
Other comprehensive income for the year, net of tax	–	1,869	(12)	1,421	3,278
Total comprehensive income for the year	379	4,370	5,421	(5,393)	4,777
Total comprehensive income attributable to ordinary shareholders	92	4,370	5,334	(5,393)	4,403
Total comprehensive income attributable to other equity holders	287	–	–	–	287
Total comprehensive income attributable to equity holders	379	4,370	5,334	(5,393)	4,690
Total comprehensive income attributable to non-controlling interests	–	–	87	–	87
Total comprehensive income for the year	379	4,370	5,421	(5,393)	4,777
F-144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2013	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Loss for the year	(845)	2,772	4,328	(7,057)	(802)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post–retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	400	(536)	–	(136)
Taxation	–	(80)	108	–	28
	–	320	(428)	–	(108)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of
available-for-sale financial assets:
Change in fair value	–	(889)	188	21	(680)
Income statement transfers in respect of disposals	–	(842)	165	48	(629)
Income statement transfers in respect of impairment	–	–	44	(26)	18
Taxation	–	366	(106)	17	277
	–	(1,365)	291	60	(1,014)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	21	(68)	(1,182)	(1,229)
Net income statement transfers	–	–	(393)	(157)	(550)
Taxation	–	(5)	143	236	374
	–	16	(318)	(1,103)	(1,405)
Currency translation differences (tax: nil)	–	(26)	17	3	(6)
Other comprehensive income for the year, net of tax	–	(1,055)	(438)	(1,040)	(2,533)
Total comprehensive income for the year	(845)	1,717	3,890	(8,097)	(3,335)
Total comprehensive income attributable to non-controlling interests	–	–	36	–	36
Total comprehensive income attributable to equity shareholders	(845)	1,717	3,854	(8,097)	(3,371)
Total comprehensive income for the year	(845)	1,717	3,890	(8,097)	(3,335)
F-145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2012	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Loss for the year	(224)	(2,187)	2,375	(1,351)	(1,387)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	(934)	(1,202)	–	(2,136)
Taxation	–	215	276	–	491
	–	(719)	(926)	–	(1,645)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of
available-for-sale financial assets:
Adjustment on transfer from held–to maturity portfolio	–	1,168	–	–	1,168
Change in fair value	–	155	642	103	900
Income statement transfers in respect of disposals	–	(3,118)	(318)	(111)	(3,547)
Income statement transfers in respect of impairment	–	–	397	(355)	42
Other income statement transfers	–	169	–	–	169
Taxation	–	366	(126)	99	339
	–	(1,260)	595	(264)	(929)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	(5)	731	(610)	116
Net income statement transfers	–	–	(269)	177	(92)
Taxation	–	1	(83)	83	1
	–	(4)	379	(350)	25
Currency translation differences (tax: nil)	–	(21)	34	(27)	(14)
Other comprehensive income for the year, net of tax	–	(2,004)	82	(641)	(2,563)
Total comprehensive income for the year	(224)	(4,191)	2,457	(1,992)	(3,950)
Total comprehensive income attributable to non-controlling interests	–	–	82	–	82
Total comprehensive income attributable to equity shareholders	(224)	(4,191)	2,375	(1,992)	(4,032)
Total comprehensive income for the year	(224)	(4,191)	2,457	(1,992)	(3,950)
F-146

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

BALANCE SHEETS

At 31 December 2014	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Assets
Cash and balances at central banks	–	40,965	9,527	–	50,492
Items in course of collection from banks	–	802	371	–	1,173
Trading and other financial assets at fair value
through profit or loss	–	66,321	115,737	(30,127)	151,931
Derivative financial instruments	752	40,150	26,155	(30,929)	36,128
Loans and receivables:	–
Loans and advances to banks	–	4,591	21,539	25	26,155
Loans and advances to customers	–	165,967	312,697	4,040	482,704
Debt securities	–	–	1,148	65	1,213
Due from fellow Lloyds Banking Group undertakings	14,110	130,636	113,164	(257,910)	–
Available-for-sale financial assets	–	51,412	7,187	(2,106)	56,493
Investment properties	–	–	4,492	–	4,492
Goodwill	–	–	2,343	(327)	2,016
Value of in-force business	–	–	4,502	362	4,864
Other intangible assets	–	647	277	1,146	2,070
Tangible fixed assets	–	3,089	4,896	67	8,052
Current tax recoverable	–	918	280	(1,071)	127
Deferred tax assets	19	3,596	3,295	(2,765)	4,145
Retirement benefit assets	–	351	827	(31)	1,147
Investment in subsidiary undertakings	41,102	38,818	–	(79,920)	–
Other assets	791	2,451	19,419	(967)	21,694
Total assets	56,774	550,714	647,856	(400,448)	854,896
Equity and liabilities
Liabilities
Deposits from banks	–	8,206	2,683	(2)	10,887
Customer deposits	–	194,699	252,586	(218)	447,067
Due to fellow Lloyds Banking Group undertakings	10,944	91,882	120,591	(223,417)	–
Items in course of transmission to banks	–	560	419	–	979
Trading and other financial liabilities at fair value through profit or loss	–	73,227	14,464	(25,589)	62,102
Derivative financial instruments	–	41,320	22,796	(30,929)	33,187
Notes in circulation	–	–	1,129	–	1,129
Debt securities in issue	561	66,062	32,875	(23,265)	76,233
Liabilities arising from insurance contracts and participating
investment contracts	–	–	86,941	(23)	86,918
Liabilities arising from non-participating investment contracts	–	–	27,248	–	27,248
Unallocated surplus within insurance businesses	–	–	320	–	320
Other liabilities	93	4,358	24,827	(1,173)	28,105
Retirement benefit obligations	–	190	197	66	453
Current tax liabilities	107	5	1,288	(1,331)	69
Deferred tax liabilities	–	–	1,268	(1,214)	54
Other provisions	–	2,795	1,990	(585)	4,200
Subordinated liabilities	1,688	21,590	16,907	(14,143)	26,042
Total liabilities	13,393	504,894	608,529	(321,823)	804,993
Equity
Shareholders’ equity	38,026	45,820	38,114	(78,625)	43,335
Other equity instruments	5,355	–	–	–	5,355
Total equity excluding non-controlling interests	43,381	45,820	38,114	(78,625)	48,690
Non-controlling interests	–	–	1,213	–	1,213
Total equity	43,381	45,820	39,327	(78,625)	49,903
Total equity and liabilities	56,774	550,714	647,856	(400,448)	854,896
F-147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

At 31 December 2013[1]	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Assets
Cash and balances at central banks	–	42,283	7,632	–	49,915
Items in course of collection from banks	–	663	344	–	1,007
Trading and other financial assets at fair value through profit or loss	–	40,167	115,457	(12,941)	142,683
Derivative financial instruments	1,452	28,071	22,440	(21,159)	30,804
Loans and receivables:
Loans and advances to banks	–	3,095	22,247	23	25,365
Loans and advances to customers	–	165,574	325,249	2,129	492,952
Debt securities	–	150	1,130	75	1,355
Due from fellow Lloyds Banking Group undertakings	8,505	262,977	249,267	(520,749)	–
Available-for-sale financial assets	3,116	41,348	38,511	(38,999)	43,976
Investment properties	–	–	4,864	–	4,864
Goodwill	–	–	2,352	(336)	2,016
Value of in-force business	–	–	5,254	81	5,335
Other intangible assets	–	564	239	1,476	2,279
Tangible fixed assets	–	2,627	4,876	67	7,570
Current tax recoverable	19	1,646	170	(1,804)	31
Deferred tax assets	4	4,165	3,669	(2,734)	5,104
Retirement benefit assets	–	–	39	59	98
Investment in subsidiary undertakings	40,933	40,929	–	(81,862)	–
Other assets	1,171	1,857	24,885	(887)	27,026
Total assets	55,200	636,116	828,625	(677,561)	842,380
Equity and liabilities
Liabilities
Deposits from banks	–	10,448	3,536	(2)	13,982
Customer deposits	–	185,555	253,928	(16)	439,467
Due to fellow Lloyds Banking Group undertakings	14,820	244,025	261,078	(519,923)	–
Items in course of transmission to banks	–	432	342	–	774
Trading and other financial liabilities at fair value through profit or loss	–	43,106	26,278	(25,759)	43,625
Derivative financial instruments	–	28,308	20,509	(21,159)	27,658
Notes in circulation	–	–	1,176	–	1,176
Debt securities in issue	535	53,195	42,603	(9,231)	87,102
Liabilities arising from insurance contracts and participating investment contracts	–	–	82,809	(32)	82,777
Liabilities arising from non-participating investment contracts	–	–	27,590	–	27,590
Unallocated surplus within insurance businesses	–	–	391	–	391
Other liabilities	459	4,340	37,981	(2,324)	40,456
Retirement benefit obligations	–	413	521	162	1,096
Current tax liabilities	–	5	1,843	(1,701)	147
Deferred tax liabilities	–	–	1,443	(1,440)	3
Other provisions	–	2,551	1,907	30	4,488
Subordinated liabilities	1,669	22,600	26,384	(18,341)	32,312
Total liabilities	17,483	594,978	790,319	(599,736)	803,044
Equity
Shareholders’ equity	37,717	41,138	37,959	(77,825)	38,989
Non-controlling interests	–	–	347	–	347
Total equity	37,717	41,138	38,306	(77,825)	39,336
Total equity and liabilities	55,200	636,116	828,625	(677,561)	842,380

[1]	See note 1.
F-148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2014	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash (used in) provided by operating activities	(1,992)	4,851	13,079	(5,585)	10,353

Cash flows from investing activities
Return of capital contribution	198	–	–	(198)	–
Available-for-sale financial assets
Purchases	–	(6,052)	(5,657)	176	(11,533)
Proceeds from sale and maturity	–	1,626	3,031	11	4,668
Purchase of fixed assets	–	(1,182)	(2,260)	–	(3,442)
Proceeds from sale of fixed assets	–	100	1,943	–	2,043
Additional capital lending to subsidiaries	(7,892)	(750)	–	8,642	–
Capital repayments by subsidiaries	4,420	1,930	–	(6,350)	–
Acquisition of businesses, net of cash acquired	–	–	(1)	–	(1)
Disposal of businesses, net of cash disposed	–	728	905	(1,090)	543
Net cash flows from investing activities	(3,274)	(3,600)	(2,039)	1,191	(7,722)

Cash flows from financing activities
Distributions on other equity instruments	(287)	–	–	–	(287)
Dividends paid to non-controlling interests	–	–	(27)	–	(27)
Interest paid on subordinated liabilities	(128)	(1,832)	(1,624)	1,379	(2,205)
Proceeds from issue of subsordinated liabilities	629	–	–	–	629
Proceeds from issue of ordinary shares	3	–	–	–	3
Proceeds from issue of other equity instruments	5,329	–	(5,329)	–	–
Repayment of subordinated liabilities	(596)	(1,380)	(6,472)	5,425	(3,023)
Capital contribution received	–	–	8,642	(8,642)	–
Sale of non-controlling interest in TSB	–	634	–	–	634
Other changes in non-controlling interests	–	–	1	–	1
Return of capital contribution	–	(198)	–	198	–
Capital repayments to parent company	–	–	(6,350)	6,350	–
Net cash used in financing activities	4,950	(2,776)	(11,159)	4,710	(4,275)

Effects of exchange rate changes on cash and cash equivalents	–	6	(12)	–	(6)
Change in cash and cash equivalents	(316)	(1,519)	(131)	316	(1,650)
Cash and cash equivalents at beginning of year	511	44,491	22,306	(511)	66,797
Cash and cash equivalents at end of year	195	42,972	22,175	(195)	65,147
F-149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2013	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash provided by (used in) operating activities	3,835	(9,520)	(10,301)	455	(15,531)
Cash flows from investing activities
Available-for-sale financial assets
Purchases	–	(30,009)	(3,743)	(3,207)	(36,959)
Proceeds from sale and maturity	–	16,671	9,885	(5,004)	21,552
Purchase of fixed assets	–	(1,093)	(1,889)	–	(2,982)
Proceeds from sale of fixed assets	–	22	2,068	–	2,090
Additional capital lending to subsidiaries	(3,082)	–	–	3,082	–
Capital repayments by subsidiaries	197	–	–	(197)	–
Additional capital injections to subsidiaries	–	(621)	–	621	–
Acquisition of businesses, net of cash acquired	–	(773)	(6)	773	(6)
Disposal of businesses, net of cash disposed	–	(9)	1,491	(786)	696
Net cash flows from investing activities	(2,885)	(15,812)	7,806	(4,718)	(15,609)

Cash flows from financing activities
Dividends paid to non-controlling interests	–	–	(25)	–	(25)
Interest paid on subordinated liabilities	(253)	(1,694)	(1,898)	1,394	(2,451)
Proceeds from issue of subordinated liabilities	–		1,500	–	1,500
Repayment of subordinated liabilities	(2,767)	(3,539)	(1,149)	5,013	(2,442)
Proceeds from issue of ordinary shares	350	–	–	–	350
Capital contribution received	–	–	621	(621)	–
Capital repayments to the Company	–	–	(197)	197	–
Change in stake of non-controlling interests	–	–	–	–	–
Net cash used in financing activities	(2,670)	(5,233)	(1,148)	5,983	(3,068)

Effects of exchange rate changes on cash and cash equivalents	–	(52)	(1)	–	(53)
Change in cash and cash equivalents	(1,720)	(30,617)	(3,644)	1,720	(34,261)
Cash and cash equivalents at beginning of year	2,231	75,108	25,950	(2,231)	101,058
Cash and cash equivalents at end of year	511	44,491	22,306	(511)	66,797
F-150

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2012	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash provided by (used in) operating activities	1,040	8,822	6,010	(12,823)	3,049

Cash flows from investing activities
Available-for-sale financial assets and held-to-maturity investments
Purchases	–	(18,825)	(13,991)	10,766	(22,050)
Proceeds from sale and maturity	–	28,490	9,486	(312)	37,664
Purchase of fixed assets	–	(1,042)	(1,961)	–	(3,003)
Proceeds from sale of fixed assets	–	15	2,580	–	2,595
Additional capital injections to subsidiaries	–	(37)	–	37	–
Capital repayments by subsidiaries	209	–	–	(209)	–
Acquisition of businesses, net of cash acquired	–	–	(371)	360	(11)
Disposal of businesses, net of cash disposed	–	362	37	(362)	37
Net cash flows from investing activities	209	8,963	(4,220)	10,280	15,232

Cash flows from financing activities
Dividends paid to non-controlling interests	–	–	(56)	–	(56)
Interest paid on subordinated liabilities	(293)	(1,442)	(1,887)	1,045	(2,577)
Repayment of subordinated liabilities	–	(215)	(649)	200	(664)
Proceeds from issue of ordinary shares	170	–	–	–	170
Capital contribution received	–	–	37	(37)	–
Capital repayments to the Company	–	–	(209)	209	–
Change in stake of non-controlling interests	–	–	23	–	23
Net cash used in financing activities	(123)	(1,657)	(2,741)	1,417	(3,104)

Effects of exchange rate changes on cash and cash equivalents	–	(5)	(3)	–	(8)
Change in cash and cash equivalents	1,126	16,123	(954)	(1,126)	15,169
Cash and cash equivalents at beginning of year	1,105	58,949	26,940	(1,105)	85,889
Cash and cash equivalents at end of year	2,231	75,072	25,986	(2,231)	101,058
F-151

GLOSSARY

Term used	US equivalent or brief description.
Accounts	Financial statements.
Allotted	Issued.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
ATM	Automatic Teller Machine.
ATM interchange	System allowing customers of different ATM operators to use any ATM that is part of the system.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases.
See also ‘Demutualisation’.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Demutualisation	Process by which a mutual institution is converted into a public limited company.
Depreciation	Amortisation.
Endowment mortgage	An interest-only mortgage to be repaid by the proceeds of an endowment insurance policy which is assigned to the lender providing the mortgage. The sum insured, which is payable on maturity or upon the death of the policyholder, is used to repay the mortgage.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
ISA	Individual Savings Account.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Life assurance	Life insurance.
Loan capital	Long-term debt.
Members	Shareholders.
Memorandum and articles of association	Articles and bylaws.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed, used to fund benefits at the national level including state pensions, medical benefits through the National Health Service (NHS), unemployment and maternity. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.
Nominal value	Par value.
Open Ended Investment Company (OEIC)	Mutual fund.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
224

GLOSSARY

Term used	US equivalent or brief description.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.
Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income (normally as a consequence of being self-employed) or who are otherwise regarded as a sub-prime credit risk. New mortgage lending of this type has not been offered by the Group since early 2009.
Tangible fixed assets	Property and equipment.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.
225

FORM 20-F CROSS REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	Not applicable.
	B.	Advisers	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected financial data	“Selected consolidated financial data”	3
			“Exchange rates”	4
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	207
Item 4.	Information on the Company
	A.	History and development of the company	“Business overview”	2
			“Business – History and development of Lloyds Banking Group”	4
			“Business – Legal actions and regulatory matters	7
			“Business – Recent developments”	11
			“Operating and financial review and prospects –
			Line of business information”	28
	B.	Business overview	“Business overview”	2
			“Business – Legal actions and regulatory matters”	7
			“Operating and financial review and prospects –
			Line of business information”	28
			“Regulation”	189
	C.	Organisational structure	“Lloyds Banking Group structure”	223
	D.	Property, plant and equipment	“Business – Properties”	7
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Operating and financial review and prospects”	12
			“Operating and financial review and prospects – Credit risk”	59
	B.	Liquidity and capital resources	“Operating and financial review and prospects –
			Risk elements in the loan portfolio – Cross border outstandings”	94
			“Operating and financial review and prospects – Funding and
			Liquidity Risk”	105
			“Operating and financial review and prospects – Capital risk”	112
			“Operating and financial review and prospects –
			Investment portfolio, maturities, deposits, short-term borrowings”	130
			“Regulation”	189
			Dividends	196
			“Notes to the consolidated financial statements – note 54”	F-112
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects –
			Overview and trend information”	13
	E.	Off-balance sheet arrangements	“Operating and financial review and prospects –
			Funding and liquidity risk – Off balance sheet arrangements” – also refer to
			financial notes	112
	F.	Tabular disclosure of contractual obligations	“Operating and financial review and prospects –
			Funding and liquidity risk – Contractual cash obligations”	112
	G.	Safe harbor	“Forward looking statements”	222
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and employees – Directors and
			senior management”	134
	B.	Compensation	“Compensation” – also refer to financial notes	138
	C.	Board practices	“Management and employees”	134
			“Management and employees – Employees”	136
			“Compensation – Service agreements”	142
			“Corporate governance – the Board and its members”	162
			“Corporate governance – Board composition”	165
	D.	Employees	“Management and employees – Employees”	136
			“Corporate governance – Committee reports”	172
	E.	Share ownership	“Compensation – Directors’ interests”	160
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions –
			Major shareholders”	184
			“Major shareholders and related party transactions – Information
			about the Lloyds Banking Group’s relationship with the UK
			Government”	185
226

FORM 20-F CROSS REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page
	B.	Related party transactions	“Major shareholders and related party transactions –
			Related party transactions”	184
			“Notes to the consolidated financial statements –
			note 49”	F-88
	C.	Interests of experts and counsel	Not applicable.
Item 8.	Financial Information
	A.	Consolidated statements and other financial information	“Consolidated financial statements”	F-1
			“Business – Legal actions and regulatory matters”	7
			“Business – Recent developments”	11
			“Operating and financial review and prospects”	12
			“Dividends”	196
	B.	Significant changes
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing information”	193
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing information”	193
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Memorandum and articles of association of
			Lloyds Banking Group plc”	197
	C.	Material contracts	“Business – Material contracts”	5
	D.	Exchange controls	“Exchange controls”	202
	E.	Taxation	“Taxation”	203
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where you can find more information”	206
	I.	Subsidiary information	“Lloyds Banking Group structure”	223
Item 11.		Quantitative and Qualitative Disclosures about Market Risk	“Operating and financial review and prospects – Credit risk”	59
			“Operating and financial review and prospects – Market risk”	223
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	“Listing information – ADR fees”	195
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and		Not applicable.
	Use of Proceeds
Item 15.	Controls and Procedures		“Corporate governance”	161
Item 16.	[Reserved by the Securities and Exchange Commission]
	A.	Audit committee financial expert	“Management and Employees –Directors and Senior
			Management”	134
			“Corporate governance – Committee Reports –
			Audit Committee report”	175
	B.	Code of ethics	“Management and employees – Employees”	136
	C.	Principal accountant fees and services	“Corporate governance – External audit – Auditor independence
			and remuneration	176
			“Notes to the consolidated financial statements –
			note 11 – Operating expenses”	F-33
	D.	Exemptions from the listing standards for audit committees	Not applicable.
	E.	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable.
	F.	Change in registrant’s certifying accountant	Not applicable.
	G.	Corporate governance	“Corporate governance – Statement on
			US corporate governance standards”	161
	H.	Mine safety disclosure	Not applicable
Part III
Item 17.	Financial statements		See response to item 18.
Item 18.	Financial statements		“Consolidated financial statements”	F-1
Item 19.	Exhibits		See “Exhibit index”	229
227

EXHIBIT INDEX

1.	Memorandum and articles of association of Lloyds Banking Group plc

2.	Neither Lloyds Banking Group plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Banking Group plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.	(a)	(i)	Registration Rights Agreement dated 12 January 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury (as amended with effect from 11 June 2009)▲

		(ii)	Resale Rights Agreement effective 11 June 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury▲

		(iii)	Deed of Withdrawal dated 3 November 2009 between Lloyds Banking Group plc and The Lords Commissioners of Her Majesty’s Treasury²▲

4.	(b)	(i)	Service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório[o]

		(ii)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and Anthony Watson†

		(iii)	Letter of appointment dated 27 July 2009 between Lloyds Banking Group plc and Sir Winfried Bischoff▲

		(iv)	Letter of appointment dated 12 February 2010 between Lloyds Banking Group plc and David Roberts▲

		(v)	Letter of appointment dated 17 November 2010 between Lloyds Banking Group plc and Anita Frew[o]

		(vi)	Letter of appointment dated 31 January 2012 between Lloyds Banking Group plc and Sara Weller■

		(vii)	Service agreement dated 1 March 2012 between Lloyds Bank plc and George Culmer[r]

		(viii)	Letter of appointment dated 28 May 2012 between Lloyds Banking Group plc and Carolyn Fairbairn[r]

		(ix)	Letter of appointment dated 25 February 2013 between Lloyds Banking Group plc and Nick Luff[r]

		(x)	Letter of appointment dated 28 October 2013 between Lloyds Banking Group plc and Dyfrig John•

		(xi)	Service agreement dated 30 November 2010 between Lloyds Bank plc and Juan Colombás•

		(xii)	Letter of appointment dated 31 March 2014 between Lloyds Banking Group plc and Lord Blackwell

		(xiii)	Letter of appointment dated 1 April 2014 between Lloyds Banking Group plc and Nick Prettejohn

		(xiv)	Letter of appointment dated 1 May 2014 between Lloyds Banking Group plc and Simon Henry

		(xv)	Letter of appointment dated 26 June 2014 between Lloyds Banking Group plc and Alan Dickinson

8.1	List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business

12.1	Certification of António Horta-Osório filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2	Certification of George Culmer filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1	Certification of António Horta-Osório and George Culmer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

15.1	Consent of PricewaterhouseCoopers LLP

†	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 7 May 2009

▲	Previously filed with the SEC on Lloyd’s Banking Group’s Form 20-F filed 13 May 2010

[o]	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 13 May 2011

■	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 16 March 2012

[r]	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 25 March 2013

²	Pursuant to a request for confidential treatment filed with the SEC, the confidential portions of this exhibit have been omitted and filed separately with the SEC.

•	Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 5 March 2014

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.
228

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANKING GROUP plc
By:	/s/ G Culmer

Name:	George Culmer
Title:	Chief Financial Officer

Dated:	12 March 2015
229