Form 20-F
period 2015-12-31
Lloyds Banking Group plc
filed 2016-03-08
CIK 1160106

As filed with the Securities and Exchange Commission on 8 March 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2015

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

Malcolm Wood, Company Secretary
Tel +44 (0) 20 7356 1274, Fax +44 (0) 20 7356 1808
25 Gresham Street
London EC2V 7HN
United Kingdom

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares of nominal value 10 pence each, represented by American Depositary Shares	The New York Stock Exchange
$1,250,000,000 3.5% Senior Notes due 2025	The New York Stock Exchange
$1,000,000,000 4.5% Subordinated Securities due 2024	The New York Stock Exchange
$2,500,000,000 6.375% Senior Notes due 2021	The New York Stock Exchange
$1,000,000,000 2.7% Senior Notes due 2020	The New York Stock Exchange
$1,000,000,000 2.4% Senior Notes due 2020	The New York Stock Exchange
$1,000,000,000 2.35% Senior Notes due 2019	The New York Stock Exchange
$1,000,000,000 2.3% Senior Notes due 2018	The New York Stock Exchange
$700,000,000 2% Senior Notes due 2018	The New York Stock Exchange
$300,000,000 Floating Rate Notes due 2018	The New York Stock Exchange
$1,250,000,000 1.75% Senior Notes due 2018	The New York Stock Exchange
$400,000,000 Floating Rate Notes due 2018	The New York Stock Exchange
$1,000,000,000 1.75% Senior Notes due 2018	The New York Stock Exchange
$500,000,000 Floating Rate Notes due 2018	The New York Stock Exchange
$1,500,000,000 4.20% Senior Notes due 2017	The New York Stock Exchange
$2,250,000,000 4.875% Senior Notes due 2016	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7.50% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities

The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2015 was:

Ordinary shares, nominal value 10 pence each	71,373,735,357
Limited voting shares, nominal value 10 pence each	80,921,051
Preference shares, nominal value 25 pence each	412,204,151
Preference shares, nominal value 25 cents each	1,206,888
Preference shares, nominal value 25 euro cents each	Nil

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

Lloyds Banking Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ’sterling’ or ’£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ’$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or ’€’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’, ‘Japanese ¥’ or ’¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds Banking Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2015, which was $1.4746 = £1.00. The Noon Buying Rate on 31 December 2015 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

BUSINESS OVERVIEW

Lloyds Banking Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2015, total Lloyds Banking Group assets were £806,688 million and Lloyds Banking Group had 75,306 employees (on a full-time equivalent basis). Lloyds Banking Group plc’s market capitalisation at that date was £52,153 million. The Group reported a profit before tax for the 12 months to 31 December 2015 of £1,644 million, and its capital ratios at that date were 21.5 per cent for total capital, 16.4 per cent for tier 1 capital and 12.8 per cent for common equity tier 1 capital.

Set out below is the Group’s summarised income statement for the last three years:

	2015	2014	2013
	£m	£m	£m
Net interest income	11,318	10,660	7,338
Other income	11,832	19,232	30,647
Total income	23,150	29,892	37,985
Insurance claims	(5,729)	(13,493)	(19,507)
Total income, net of insurance claims	17,421	16,399	18,478
Operating expenses	(15,387)	(13,885)	(15,322)
Trading surplus	2,034	2,514	3,156
Impairment	(390)	(752)	(2,741)
Profit before tax	1,644	1,762	415

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

At 31 December 2015, the Group’s four primary operating divisions, which are also reporting segments, were: Retail; Commercial Banking; Consumer Finance and Insurance. Retail provides banking, mortgages and other financial services to personal and small business customers in the UK. Commercial Banking provides banking and related services to business clients, from SMEs to large corporates. Consumer Finance provides a range of products including motor finance, credit cards, and European mortgages and deposit taking. Insurance provides long-term savings, protection and investment products as well as general insurance products in the UK.

Profit before tax is analysed on pages 15 to 18 on a statutory basis and, in order to provide a more comparable representation of business performance of the Group’s segments, on pages 26 to 36 on an underlying basis. The key principles adopted in the preparation of this basis of reporting are described on page 26. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on an underlying basis. IFRS 8, Operating Segments requires that the Group presents its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 4 to the financial statements in compliance with IFRS 8. The table below shows the results of Lloyds Banking Group’s segments in the last three fiscal years, and their aggregation. Further information on non-GAAP measures and the reconciliations required by the Securities and Exchange Commission’s Regulation G are set out on pages F-23 to F-26.

	2015	2014	2013
	£m	£m	£m
Retail	3,514	3,228	3,015
Commercial Banking	2,431	2,206	1,890
Consumer Finance	1,005	1,010	965
Insurance	962	922	1,088
Other	200	390	(792)
Profit before tax – underlying basis	8,112	7,756	6,166

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

	2015	2014	2013		20121		20111
Income statement data for the year ended 31 December (£m)
Total income, net of insurance claims	17,421	16,399	18,478		20,517		20,802
Operating expenses	(15,387)	(13,885)	(15,322)		(15,974)		(13,259)
Trading surplus	2,034	2,514	3,156		4,543		7,543
Impairment losses	(390)	(752)	(2,741)		(5,149)		(8,094)
Profit (loss) before tax	1,644	1,762	415		(606)		(551)
Profit (loss) for the year	956	1,499	(802)		(1,387)		(554)
Profit (loss) for the year attributable to equity shareholders	466	1,125	(838)		(1,471)		(627)
Dividends for the year[2,3]	1,962	535	–		–		–
Balance sheet data at 31 December (£m)
Share capital	7,146	7,146	7,145		7,042		6,881
Shareholders’ equity	41,234	43,335	38,989		41,896		45,506
Other equity instruments	5,355	5,355	–		–		–
Customer deposits	418,326	447,067	439,467		426,216		413,906
Subordinated liabilities	23,312	26,042	32,312		34,092		35,089
Loans and advances to customers	455,175	482,704	492,952		516,764		565,638
Total assets[1]	806,688	854,896	842,380		933,064		970,609
Share information
Basic earnings (loss) per ordinary share	0.8p	1.7p	(1.2	)p	(2.1	)p	(0.9	)p
Diluted earnings (loss) per ordinary share	0.8p	1.6p	(1.2	)p	(2.1	)p	(0.9	)p
Net asset value per ordinary share	57.9p	60.7p	54.6p		59.5p		66.1p
Dividends per ordinary share[2,4]	2.75p	0.75p	–		–		–
Equivalent cents per share[2,4,5]	3.91c	1.16c	–		–		–
Market price per ordinary share (year end)	73.1p	75.8p	78.9p		47.9p		25.9p
Number of shareholders (thousands)	2,563	2,626	2,681		2,733		2,770
Number of ordinary shares in issue (millions)[6]	71,374	71,374	71,368		70,343		68,727
Financial ratios (%)[7]
Dividend payout ratio[8]	359.3	45.1	–		–		–
Post-tax return on average shareholders’ equity	1.3	2.9	(2.0)		(3.3)		(1.4)
Post-tax return on average assets	0.11	0.17	(0.09)		(0.14)		(0.06)
Average shareholders’ equity to average assets	5.1	4.7	4.7		4.6		4.5
Cost:income ratio[9]	88.3	84.7	82.9		77.9		63.7
Capital ratios (%)[10,11,12]
Total capital	21.5	22.0	20.8		17.3		15.6
Tier 1 capital	16.4	16.5	14.5		13.8		12.5
Common equity tier 1 capital/Core tier 1 capital	12.8	12.8	14.0		12.0		10.8

[1]	Restated, where appropriate, in 2013 for IAS 19 (Revised) and IFRS 10.
[2]	Annual dividends comprise both interim and final dividend payments. The total dividend for the year represents the interim dividend paid during the year and the final dividend, which is paid and accounted for in the following year.
[3]	Dividends for the year in 2015 include a recommended special dividend totalling £357 million.
[4]	Dividends per ordinary share in 2015 include a recommended special dividend of 0.5 pence.
[5]	Translated into US dollars at the Noon Buying Rate on the date each payment was made, with the exception of the final and special dividends in respect of 2015, which have been translated at the Noon Buying Rate on 26 February 2016.
[6]	This figure excludes the limited voting ordinary shares owned by the Lloyds Bank Foundations.
[7]	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds Banking Group.
[8]	Total dividend for the year divided by earnings attributable to ordinary shareholders adjusted for tax relief on distributions to other equity holders.
[9]	The cost:income ratio is calculated as total operating expenses as a percentage of total income (net of insurance claims).
[10]	Capital ratios for 2012 and earlier years were not restated to reflect the adoption of IAS 19 (Revised) in 2013.
[11]	Capital ratios for 2013 and earlier years are in accordance with modified Basel II framework as implemented by the PRA.
[12]	Capital ratios for 2014 are in accordance with the CRD IV rules implemented by the PRA on 1 January 2014.
3

EXCHANGE RATES

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2016	2015	2015	2015	2015	2015
	January	December	November	October	September	August
US dollars per pound sterling:
High	1.47	1.52	1.54	1.55	1.56	1.57
Low	1.42	1.47	1.50	1.52	1.51	1.54

For each of the years shown, the average of the US dollar Noon Buying Rates per pound sterling based on the last day of each month was:

		2015	2014	2013	2012	2011
US dollars per pound sterling:
Average		1.53	1.65	1.57	1.59	1.61

On 26 February 2016, the latest practicable date, the US dollar Noon Buying Rate was $1.39 = £1.00. Lloyds Banking Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

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

Pursuant to two placing and open offers which were completed by the Company in January and June 2009 and the Rights Issue completed in December 2009, the UK Government acquired 43.4 per cent of the Company’s issued ordinary share capital. As announced, at 4 December 2015 UKFI held approximately 6.6 billion shares in the Group representing a stake of approximately 9.2 per cent, following a sale of 4,282 million shares on 20 September 2013, a further sale of 5,555 million shares on 31 March 2014, the effects of a trading plan with Morgan Stanley & Co. International plc (Morgan Stanley) that was announced on 17 December 2014 and extended on both 1 June 2015 and 4 December 2015, and the effects of issues of ordinary shares. The trading plan provides Morgan Stanley with full discretion to effect a measured and orderly sell down of shares in the Group on behalf of the UK Government above a share price of 73.6 pence. The trading plan will terminate no later than 30 June 2016. The plan may be stopped earlier than 30 June 2016, for example to ensure that HMT retains sufficient shares for the proposed retail offer, which was originally expected to be launched in Spring 2016 but has been delayed following recent market volatility. The UK Government has instructed Morgan Stanley that up to but no more than 15 per cent of the aggregate total trading volume in the Group is to be sold over the duration of the trading plan. Although the UK government may have sold shares since its last notification (approximately 9.2 per cent) on 4 December 2015 its holding remains above 9 per cent.

Pursuant to its decision approving state aid to the Group, the European Commission required the Group to dispose of a retail banking business meeting minimum requirements for the number of branches, share of the UK personal current accounts market and proportion of the Group’s mortgage assets. Following disposals in 2014, the Group retained an interest of approximately 50 per cent in TSB as at 31 December 2014. The Group sold its remaining interest in TSB to Banco de Sabadell (Sabadell) in 2015, with the acquisition becoming unconditional in all respects on 30 June 2015 following the receipt of all relevant regulatory clearances.

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

Following the successful delivery of the Group’s 2011 strategy that underpinned the Group’s low cost, low risk, customer focused, UK retail and commercial banking business model, the Group outlined the next phase of its strategy in October 2014. The Group’s strategy is focused upon delivering value and high quality experiences for customers alongside superior and sustainable financial performance within a prudent risk and conduct framework. This will be achieved through three strategic priorities which will be consistently applied across all divisions:

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

SUMMARY

The Group is creating a simpler, more agile, efficient and responsive customer focused organisation which operates sustainably and responsibly and Helps Britain Prosper. The achievement of our strategy could not happen without the support of our colleagues. We are therefore committed to ‘building the best team’ to create a high performance organisation. The Group believes that the successful execution of the next phase of its strategy will enable delivery of superior and sustainable returns for shareholders.

BUSINESS AND ACTIVITIES OF LLOYDS BANKING GROUP

At 31 December 2015 the Group’s activities were organised into four financial reporting segments: Retail; Commercial Banking; Consumer Finance and Insurance.

Further information on the Group’s segments is set out on pages 26 to 36 and in note 4 to the financial statements.

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

Greenhouse gas emissions

The Group has voluntarily reported greenhouse gas emissions and environmental performance since 2009, and since 2013 this has been in line with the requirements of the Companies Act 2006. Deloitte LLP has reviewed a selection of non-financial KPIs, indicated by providing limited assurance using the International Standard on Assurance Engagements (ISAE) 3000 (Revised). Their full, independent assurance statement is available online at www.lloydsbankinggroup.com/RBdownloads.

CO2e emissions (tonnes)

	Oct 2014 –	Oct 2013 –
	Sept 2015	Sept 2014
Total CO2e	398,191	441,703
Total scope 1	57,761	60,019
Total scope 2	241,008	264,252
Total scope 3	99,422	117,432

Restated 2013/2014 emissions data to improve the accuracy of reporting, using actual data to replace estimations and the re-categorisation of the emissions from the Group’s owned vehicles.

Emissions in tonnes CO2e in line with the GHG Protocol Corporate Standard revised issue (2004). Criteria used to measure and report Scope 1, 2, 3 emissions is provided in the Lloyds Banking Group criteria statement available online at www.lloydsbankinggroup.com/ResponsibleBusiness

 Indicator is subject to limited ISAE 3000 (Revised) assurance by Deloitte LLP for the 2015 Annual Responsible Business Reporting. Deloitte LLP’s 2015 assurance statement and the 2015 Reporting Criteria are available online at www.lloydsbankinggroup.com/RBdownloads

Methodology

The Group follows the principles of the Greenhouse Gas (GHG) Protocol Corporate Accounting and Reporting Standard to calculate its Scope 1, 2 and 3 emissions from its worldwide operations.

The reporting period is 1 October 2014 to 30 September 2015, which is different to that of the Group’s Directors’ Report (January 2015 – December 2015). This is in line with Regulations in that the majority of the emissions reporting year falls within the period of the Directors’ Report. Emissions are reported based on an operational boundary. The scope of reporting is in line with the GHG Protocol and covers Scope 1, Scope 2 and Scope 3 emissions. Reported Scope 1 emissions cover emissions generated from gas and oil used in buildings, emissions from UK company-owned vehicles used for business travel and emissions from the use of air conditioning and chiller/refrigerant plant. Reported Scope 2 emissions cover emissions generated from the use of electricity. Reported Scope 3 emissions relate to business travel undertaken by colleagues and emissions associated with the extraction and distribution of each of the Group’s energy sources – electricity, gas and oil. A detailed definition of these emissions can be found in the Group’s 2015 Reporting Criteria online at www.lloydsbankinggroup.com/RBdownloads.

Intensity ratio

An intensity ratio of GHG gases per £m of underlying income has been selected.

	Oct 2014 –	Oct 2013–
	Sept 2015	Sep 2014
GHG emissions per unit of underlying income	22.3	24.0

Omissions

Emissions associated with joint ventures and investments are not included in this disclosure as they fall outside the scope of the Group’s operational boundary. The Group does not have any emissions associated with heat, steam or cooling and is not aware of any other material sources of omissions from its reporting.

BUSINESS

PROPERTIES

At 31 December 2015, Lloyds Banking Group occupied 2,388 properties in the UK. Of these, 696 were held as freeholds and 1,692 as leasehold. The majority of these properties are retail branches, widely distributed throughout England, Scotland, Wales and Northern Ireland. Other buildings include the Lloyds Banking Group’s head office in the City of London with other customer service and support centres located to suit business needs but clustered largely in eight core geographic conurbations – London, Edinburgh, Glasgow, Midlands (Birmingham), Northwest (Chester and Manchester), West Yorkshire (Halifax and Leeds), South (Brighton and Andover) and Southwest (Bristol and Cardiff).

In addition, there are 122 properties which are either sub-let or vacant. There are also a number of ATM units situated throughout the UK, the majority of which are held as leasehold. The Group also has business operations elsewhere in the world, primarily holding property on a leasehold basis.

LEGAL ACTIONS AND REGULATORY MATTERS

During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Set out below is a summary of the more significant matters. Further details are included in notes 39 and 49 to the financial statements.

INTERCHANGE FEES

With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the on-going investigations and litigation (as described below) which involve card schemes such as Visa and MasterCard. However, the Group is a member of Visa and MasterCard and other card schemes.

–	The European Commission continues to pursue certain competition investigations into MasterCard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;

–	Litigation continues in the English Courts against both Visa and MasterCard. This litigation has been brought by several retailers who are seeking damages for allegedly ‘overpaid’ MIFs. From publicly available information, it is understood these damages claims are running to different timescales with respect to the litigation process, and their outcome remains uncertain. It is also possible that new claims may be issued.

On 2 November 2015, Visa Inc announced its proposed acquisition of Visa Europe, which remains subject to completion. As set out in the announcement by the Group on 2 November, the Group’s share of the sale proceeds will comprise upfront consideration of cash (the amount of which remains subject to adjustment prior to completion) and preferred stock. The preferred stock will be convertible into Class A Common Stock of Visa Inc or its equivalent upon occurrence of certain events. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies how liabilities will be allocated between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. Visa Inc may only have recourse to the LSA once €1 billion of damages have been applied to the value of the UK preferred stock received by Visa UK members (including the Group) as part of the consideration to the transaction. The value of the preferred stock will be reduced (by making a downward adjustment to the conversion rate) in an amount equal to any covered losses. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration to be received by the Group. Visa Inc may also have recourse to a general indemnity, currently in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

The ultimate impact on the Group of the above investigations and the litigation against Visa and MasterCard cannot be known before the conclusion of these matters.

PAYMENT PROTECTION INSURANCE

The Group increased the provision for PPI costs by a further £4,000 million in 2015, bringing the total amount provided to £16,025 million. This included an additional £2,100 million in the fourth quarter, largely to reflect the impact of our interpretation of the proposals contained within the Financial Conduct Authority’s (FCA) consultation paper regarding a potential time bar and the Plevin case. As at 31 December 2015, £3,458 million or 22 per cent of the total provision, remained unutilised with £2,950 million relating to reactive complaints and associated administration costs.

The volume of reactive PPI complaints has continued to fall, with an 8 per cent reduction in 2015 compared with 2014, to approximately 8,000 complaints per week. Whilst direct customer complaint levels fell 30 per cent year-on-year, those from Claims Management Companies (CMCs) have remained broadly stable and as a result, CMCs now account for over 70 per cent of complaints.

On 26 November 2015, the FCA published a consultation paper (CP15/39: Rules and guidance on payment protection insurance complaints) proposing (i) the introduction of a deadline by which consumers would need to make their PPI complaints including an FCA led communications campaign, and (ii) rules and guidance about how firms should handle PPI complaints in light of the Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (Plevin).

Based on recent trends, and in light of the proposals from the FCA, the Group now expects a higher level of complaints than previously assumed including those related to Plevin. As a result the Group has increased the total expected reactive complaint volumes to 4.7 million with approximately 1.3 million still expected to be received. This is equivalent to approximately 10,000 net complaints per week on average through to the proposed time bar of mid-2018.

Monthly complaints trends could vary significantly throughout this period, given they are likely to be impacted by a number of factors including the potential impact of the FCA’s proposed communication campaign as well as changes in the regulation of CMCs.

BUSINESS

The provision includes an estimate to cover redress that would be payable under the FCA’s proposed new rules and guidance in light of Plevin.

	Average monthly	Quarter on
	reactive complaint	quarter	Year on year
Quarter	volume	%	%
Q1 2013	61,259	(28%)
Q2 2013	54,086	(12%)
Q3 2013	49,555	(8%)
Q4 2013	37,457	(24%)
Q1 2014	42,259	13%	(31%)
Q2 2014	39,426	(7%)	(27%)
Q3 2014	40,624	3%	(18%)
Q4 2014	35,910	(12%)	(4%)
Q1 2015	37,791	5%	(11%)
Q2 2015	36,957	(2%)	(6%)
Q3 2015	37,586	2%	(7%)
Q4 2015	33,998	(10%)	(5%)

The Group continues to progress the re-review of previously handled cases and expects this to be substantially complete by the end of the first quarter of 2016. During the year the scope has been extended by 0.5 million to 1.7 million cases relating largely to previously redressed cases, in addition to which, higher overturn rates and average redress have been experienced. At the end of January 2016, 77 per cent of cases had been reviewed and 77 per cent of all cash payments made.

The Group has completed its Past Business Review (PBR) where it has been identified that there was a risk of potential mis-sale for certain customers, albeit monitoring continues. No further change has been made to the amount provided.

The Group expects to maintain the PPI operation on its current scale for longer than previously anticipated given the update to volume related assumptions and the re-review of previously handled cases continuing into the first quarter of 2016. The estimate for administrative expenses, which comprise complaint handling costs and costs arising from cases subsequently referred to the FOS, is included in the provision increase outlined above.

Sensitivities

The Group estimates that it has sold approximately 16 million policies since 2000. These include policies that were not mis-sold. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for almost 49 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and PBR mailings undertaken by the Group.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain in particular with respect to future volumes. The cost could differ materially from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is significant uncertainty around the impact of the proposed FCA media campaign and CMC and customer activity in the lead up to the proposed time bar.

Key metrics and sensitivities are highlighted in the table below:

	To date unless
Sensitivities[1]	noted	Future	Sensitivity
Customer initiated complaints since origination (m)[2]	3.4	1.3	0.1 = £200m
Average uphold rate per policy[3]	76%	89%	1% = £35m
Average redress per upheld policy[4]	£1,810	£1,400	£100 = £170m
Administrative expenses (£m)	2,710	665	1 case = £450

1	All sensitivities exclude claims where no PPI policy was held.

2	Sensitivity includes complaint handling costs. Future volume includes complaints falling into the Plevin rules and guidance. As a result, the sensitivity per 100,000 complaints includes cases where the average redress would be lower than historical trends.

3	The percentage of complaints where the Group finds in favour of the customer excluding PBR. The 76 per cent uphold rate per policy is based on the six months to 31 December 2015. Future uphold rate and sensitivities are influenced by a proportion of complaints falling under the Plevin rules and guidance which would otherwise be defended.

4	The amount that is paid in redress in relation to a policy found to have been mis-sold, comprising, where applicable, the refund of premium, compound interest charged and interest at 8 per cent per annum. Actuals are based on the six months to 31 December 2015. Future average redress is influenced by expected compensation payments for complaints falling under the Plevin rules and guidance.

INVESTIGATIONS AND LITIGATION RELATING TO INTERBANK OFFERED RATES, AND OTHER REFERENCE RATES

In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Group continues to cooperate with various other government and regulatory authorities, including the Serious Fraud Office, the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR. The lawsuits, which contain broadly similar allegations, allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act and the Commodity Exchange Act, as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims, including those asserted under US anti-trust laws, have been dismissed by the US Federal Court for Southern District of New York (the District Court). That court’s

BUSINESS

dismissal of plaintiffs’ anti-trust claims has been appealed to the New York Federal Court of Appeal. The OTC and Exchange – Based plaintiffs’ claims were dismissed in November 2015 for lack of personal jurisdiction against the Group.

Certain Group companies are also named as defendants in UK based claims raising LIBOR manipulation allegations in connection with interest rate hedging products.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

CUSTOMER CLAIMS IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

The Group has received a number of claims from customers relating to policies issued by Clerical Medical Investment Group Limited (recently renamed Scottish Widows Limited) but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. Following decisions in July 2012 from the Federal Court of Justice (FCJ) in Germany the Group recognised provisions totalling £520 million during the period to 31 December 2014. Recent experience has been slightly adverse to expectations and the Group has noted decisions of the FCJ in 2014 and 2015 involving German insurers in relation to a German industry-wide issue regarding notification of contractual ‘cooling off’ periods. Accordingly, a provision increase of £25 million has been recognised giving a total provision of £545 million. The remaining unutilised provision as at 31 December 2015 is £124 million (31 December 2014: £199 million).

The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will only be known once all relevant claims have been resolved.

INTEREST RATE HEDGING PRODUCTS

In June 2012, a number of banks, including the Group, reached agreement with the FSA (now FCA) to carry out a review of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. As at 31 December 2015 the Group had identified 1,735 sales of IRHPs to customers within scope of the agreement with the FCA which have opted in and are being reviewed and, where appropriate, redressed. The Group agreed that it would provide redress to any in-scope customers where appropriate. The Group continues to review the remaining cases within the scope of the agreement with the FCA and has met all of the regulator’s requirements to date.

During 2015, the Group has charged a further £40 million in respect of redress and related administration costs, increasing the total amount provided for redress and related administration costs for in-scope customers to £720 million (31 December 2014: £680 million). As at 31 December 2015, the Group has utilised £652 million (31 December 2014: £571 million), with £68 million (31 December 2014: £109 million) of the provision remaining.

FCA REVIEW OF COMPLAINT HANDLING

On 5 June 2015 the FCA announced a settlement with the Group totalling £117 million following its investigation into aspects of the Group’s PPI complaint handling process during the period March 2012 to May 2013. The FCA did not find that the Group acted deliberately. The Group has reviewed all customer complaints fully defended during the Relevant Period. The remediation costs of reviewing these affected cases are not materially in excess of existing provisions.

PROVISIONS FOR OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct and, where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. During 2015, the Group charged an additional £655 million (2014: £430 million), including £225 million (2014: £nil) in response to complaints concerning packaged bank accounts and £282 million (2014: £318 million) in respect of other matters within the Retail division. In addition, the Group has charged a further £148 million (2014: £112 million) in respect of a number of product rectifications primarily in Insurance and Commercial Banking.

At 31 December 2015, provisions for other legal actions and regulatory matters of £813 million (31 December 2014: £521 million) remained unutilised, principally in relation to the sale of bancassurance products and packaged bank accounts and other Retail provisions.

UK SHAREHOLDER LITIGATION

In August 2014, the Group and a number of former directors were named as defendants in a claim filed in the English High Court by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of fiduciary and tortious duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. It is currently not possible to determine the ultimate impact on the Group (if any), but the Group intends to defend the claim vigorously.

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

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. At 31 March 2015, the end of the latest FSCS scheme year, the principal balance outstanding on these loans was £15,797 million (31 March 2014: £16,591 million). Although the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants of the FSCS. The amount of future levies payable by the Group depends on a number of factors including the amounts recovered by the FSCS from asset sales, the Group’s participation in the deposit-taking market at 31 December, the level of protected deposits and the population of deposit-taking participants.

TAX AUTHORITIES

The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities including open matters where Her Majesty’s Revenue and Customs (HMRC) adopt a different interpretation and application of tax law. The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed

BUSINESS

the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC; none of these is expected to have a material impact on the financial position of the Group.

RESIDENTIAL MORTGAGE REPOSSESSIONS

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases, concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA has indicated that it will issue a Consultation Paper in relation to industry practice in this area in February 2016. The Group will respond as appropriate to this and any investigations, proceedings, or regulatory action that may in due course be instigated as a result of these issues.

THE FINANCIAL CONDUCT AUTHORITY’S ANNOUNCEMENT ON TIME-BARRING FOR PPI COMPLAINTS AND PLEVIN V PARAGON PERSONAL FINANCE LIMITED

On 26 November 2015 the FCA issued a Consultation Paper on the introduction of a deadline by which consumers would need to make their PPI complaints or else lose their right to have them assessed by firms or the Financial Ombudsman Service, and proposed rules and guidance concerning the handling of PPI complaints in light of the Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (Plevin). The Financial Ombudsman Service is also considering the implications of Plevin for PPI complaints. The implications of potential time-barring and the Plevin decision in terms of the scope of any court proceedings or regulatory action remain uncertain.

CONTINGENT LIABILITIES IN RESPECT OF OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

BUSINESS

COMPETITIVE ENVIRONMENT

The Group provides financial services to individual and business customers, predominantly in the UK but also overseas. The main business activities of the Group are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision.

In the retail banking market, the Group competes with banks and building societies, major retailers and internet-only providers. In the mortgage market, competitors include the traditional banks and building societies and specialist mortgage providers. The Group competes with both UK and foreign financial institutions along with emerging forms of lending in the commercial banking markets and with bancassurance, life assurance and general insurance companies in the UK insurance market.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW AND TREND INFORMATION

GIVEN THE GROUP’S UK FOCUS, ITS FINANCIAL PERFORMANCE IS INEXTRICABLY LINKED TO THE PERFORMANCE OF THE UK ECONOMY AND ITS REGULATORY AND COMPETITIVE ENVIRONMENT

UK ECONOMIC TRENDS

RESILIENCE IN THE FACE OF A FRAGILE GLOBAL ECONOMY

Initial estimates indicate that the UK economy grew by 2.2 per cent in 2015, close to its 25-year average, at a time when global growth slowed. UK economic growth was the second strongest of the G7 countries, only marginally behind the US. Eurozone growth improved during 2015, back to its 25-year average, but at 1.5 per cent it remains significantly slower than the UK.

Leadership of global growth is shifting back to developed economies as they emerge from a period of private sector debt reduction, government cuts and tax increases. The slowdown in emerging markets as their credit cycle turns is pushing inflation down across the world as their currencies and commodity prices fall. UK inflation has hovered close to zero throughout 2015, and as a result, consumers’ inflation-adjusted incomes have increased, ending a seven year period in which they had been broadly flat. That has boosted consumer spending growth to an eight year high in 2015, and helped push unemployment down to pre-crisis levels.

Low inflation and risks from the slowdown in emerging markets are complicating central banks’ setting of interest rates. The US increased rates in December 2015 for the first time since 2006, much later than had been expected at the start of the year. And the UK hasn’t yet raised rates, contrary to consensus expectations at the start of 2015 of two increases during that year. Low interest rates, along with limited supply, have boosted property prices with UK house prices up 10 per cent during 2015, surpassing their 2007 peak, and commercial property prices up 7.8 per cent.

MARKET GROWTH

Growth in the markets in which the Group operates has improved but in aggregate remains much weaker than pre-crisis. Mortgage volumes for house purchases rose 4.7 per cent to a post-crisis high, and their value rose by 10.7 per cent, pushing growth in balances up from 1.6 per cent in 2014 to 2.6 per cent in 2015, its strongest since 2008. Growth in consumer unsecured borrowing balances rose from 4.1 per cent in 2014 to 6.0 per cent in 2015, the strongest since 2005. Small and medium-sized companies (SMEs) have started to increase borrowing from banks again in 2015 for the first time since 2008, while companies’ deposits continued to grow rapidly, up 11.5 per cent in 2015 after an average of 9.3 per cent across 2013-14. Consumer deposits growth fell back slightly from 4.3 per cent in 2014 to 3.8 per cent in 2015, but this was mainly due to the government’s launch of pensioner bonds.

MARGIN PRESSURE

Competition and the delay in Bank Rate increases are keeping banks’ margins under pressure. The spread between average lending and deposit rates has held fairly flat in 2015 close to its pre-crisis level, having improved from the very low level of 2011-12 when wholesale funding costs were exceptionally high. Lending rates have fallen to a record low in 2015, and whilst deposit rates have fallen during the year they are still higher than short term financial-market rates, opposite to pre-crisis. Mortgage pricing has been particularly aggressive in 2015, with spreads on new loans over market funding costs falling around 50 basis points through the year.

LOW LEVEL IMPAIRMENT

Improving indebtedness, along with the continued low interest rate environment, is continuing to reduce impairments which are below expected through-the-cycle levels. The share of highly indebted consumers has fallen further in 2015, and consumers’ concerns over their level of debt and mortgage payments are back to pre-crisis lows. Personal and corporate insolvency rates are low, both around half their 2009-10 peaks. Rising property prices have also sharply reduced potential losses from defaults on property lending.

OUTLOOK FOR 2016

Despite challenges from slowing emerging markets and rising US interest rates, the most likely outlook for the UK in 2016 is another year similar to 2015. Consensus expectations are for gdp growth of 2.2 per cent, CPI inflation rising to 1.1 per cent by the end of the year, house prices up 5 per cent, and another year without a rise in Bank Rate. As the recovery matures, borrowing is rising and domestic consumption will be the primary driver of economic growth. Lending has been subdued for five years and corporate and household balance sheets have strengthened, so that credit has room to grow without threatening macroeconomic stability. Low inflation will keep real household incomes growing, sustaining economic growth despite headwinds from the elevated level of sterling, weak manufacturing activity, tightening benefit payments and uncertainty over the future of the UK’s membership of the EU.

There are, however, risks to those expectations, stemming from the deflationary impact of the slowdown in emerging markets, the associated recent volatility in financial markets that might weaken consumer and business confidence; and the referendum on UK membership of the EU which, if the vote is to leave, may create a period of uncertainty and impact companies’ investment plans. Crystallisation of any of these risks could impact the UK economy, which in turn would have a negative impact on the Group’s income, funding costs and impairment charges.

GROWTH IN THE GROUP’S MARKETS

(yearly % change in UK market balances)

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS – 2015, 2014 AND 2013

SUMMARY
	2015	2014	2013
	£m	£m	£m
Net interest income	11,318	10,660	7,338
Other income	11,832	19,232	30,647
Total income	23,150	29,892	37,985
Insurance claims	(5,729)	(13,493)	(19,507)
Total income, net of insurance claims	17,421	16,399	18,478
Operating expenses	(15,387)	(13,885)	(15,322)
Trading surplus	2,034	2,514	3,156
Impairment	(390)	(752)	(2,741)
Profit before tax	1,644	1,762	415
Taxation	(688)	(263)	(1,217)
Profit (loss) for the year	956	1,499	(802)

Profit (loss) attributable to ordinary shareholders	466	1,125	(838)
Profit attributable to other equity holders[1]	394	287	–
Profit (loss) attributable to equity holders	860	1,412	(838)
Profit attributable to non-controlling interests	96	87	36
Profit (loss) for the year	956	1,499	(802)

1 The profit after tax attributable to other equity holders of £394 million (2014: £287 million; 2013: £nil) is partly offset in reserves by a tax credit attributable to ordinary shareholders of £80 million (2014: £62 million; 2013: £nil).

2015 COMPARED WITH 2014

During the year ended 31 December 2015, the Group recorded a profit before tax of £1,644 million compared with a profit before tax in 2014 of £1,762 million. The result in 2015 included provisions in respect of redress to customers relating to both past sales of Payment Protection Insurance and other matters of £4,837 million compared to a charge of £3,125 million in the year ended 31 December 2014; 2014 also included a past service pension credit of £822 million and a loss of £1,362 million in relation to the exchange and repurchase of Enhanced Capital Notes, neither of which were repeated in 2015. Excluding these items from both years, profit before tax was £1,054 million, or 19 per cent, higher at £6,481 million in the year ended 31 December 2015 compared to £5,427 million in the previous year, reflecting a significant reduction in expenditure in relation to the Group’s Simplification programme and lower impairment charges.

The comparison of results for 2015 to 2014 is also impacted by the sale of TSB Banking Group plc (TSB), which ceased to be consolidated in March 2015, with the sale of the Group’s remaining holding becoming unconditional on 30 June 2015. The Group recognised a net loss of £660 million in 2015, relating to both the disposal of its shareholding and commitments under agreements entered into with TSB (see also note 55 on page F-104).

Total income decreased by £6,742 million, or 23 per cent, to £23,150 million in 2015 compared with £29,892 million in 2014, comprising a £7,400 million decrease in other income partly offset by an increase in net interest income.

Net interest income was £11,318 million in 2015; an increase of £658 million, or 6 per cent compared to £10,660 million in 2014. There was a positive impact of £358 million in 2015 from a decrease in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group, particularly in relation to fixed income securities; the change in population of consolidated OEICs in 2015 compared to 2014 caused an increase of £27 million in this interest expense. After adjusting for this, net interest income was £300 million, or 3 per cent, higher at £11,562 million in 2015 compared to £11,262 million in 2014 reflecting an improvement in margin in the Group’s banking operations, driven by a combination of lower deposit and wholesale funding costs, partly offset by continued pressure on asset prices. Average interest-earning assets fell as a result of the sale of TSB and the continued run down of the portfolio of assets which are outside of the Group’s risk appetite.

Other income was £7,400 million, or 38 per cent, lower at £11,832 million in 2015 compared to £19,232 million in 2014. Fee and commission income was £407 million, or 11 per cent, lower at £3,252 million compared to £3,659 million in 2014. Fee and commission expense increased by £40 million, or 3 per cent, to £1,442 million compared with £1,402 million in 2014. The decrease in net fee and commission income largely reflects the disposals of TSB and Scottish Widows Investment Partnership. Net trading income decreased by £6,445 million, or 63 per cent, to £3,714 million in 2015 compared to £10,159 million in 2014; this decrease reflected a reduction of £6,146 million in gains on policyholder investments held within the insurance business as a result of market conditions over 2015 relative to those in 2014. The reduction in trading income within the insurance business was coupled with a small decrease of £266 million in the Group’s other operations. Insurance premium income was £2,333 million, or 33 per cent, lower at £4,792 million in 2015 compared with £7,125 million in 2014; there was a decrease of £2,334 million in life insurance premiums and a £1 million increase in general insurance premiums. Premium income in 2015 has been reduced by a charge of £1,959 million relating to the recapture by a third party insurer of a portfolio of policies previously reassured with the Group; excluding this item life insurance premium income was £375 million, or 6 per cent, lower at £5,880 million in 2015 compared to £6,255 million in 2014. Other operating income was £1,825 million higher at £1,516 million in 2015 compared to a deficit of £309 million in 2014. Other operating income includes the results of liability management from which the Group incurred a loss of £28 million in 2015 compared to a loss of £1,386 million in 2014, which was principally in relation to exchange and repurchase transactions in respect of the Group’s Enhanced Capital Notes. Excluding the impact of liability management activities, other operating income was £467 million, or 43 per cent, higher at £1,544 million in 2015 compared to £1,077 million in 2014; in part reflecting a reduction in the losses arising from the movement in the value of in-force insurance business.

Insurance claims expense was £7,764 million, or 58 per cent, lower at £5,729 million in 2015 compared to £13,493 million in 2014. The insurance claims expense in respect of life and pensions business was £7,804 million, or 59 per cent, lower at £5,359 million in 2015 compared to £13,163 million in 2014;

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

this decrease was matched by a similar decline in net trading income, reflecting the relative performance of policyholder investments. Insurance claims in respect of general insurance business were £40 million or 12 per cent, higher at £370 million in 2015 compared to £330 million in 2014.

Operating expenses increased by £1,502 million, or 11 per cent to £15,387 million in 2015 compared with £13,885 million in 2014; the main reasons for the increase being the £1,712 million increase in charges for redress payments to customers in respect of PPI and other conduct related matters from £3,125 million in 2014 to £4,837 million in 2015, a charge of £665 million in 2015 in relation to the disposal of TSB and a net past service pension credit of £822 million in 2014 which was not repeated in 2015. Excluding these items from both years, operating expenses were £1,697 million, or 15 per cent, lower at £9,885 million in 2015 compared to £11,582 million in 2014. On this basis staff costs were £890 million, or 16 per cent, lower at £4,677 million in 2015 compared with £5,567 million in 2014; annual pay rises being more than offset by the impact of headcount reductions resulting from business disposals and the Group’s rationalisation programmes and a reduction in severance costs as this phase of the Simplification programme draws to a close. Premises and equipment costs were £176 million or 20 per cent, lower at £715 million in 2015 compared with £891 million in 2014. Other expenses, excluding the charges in respect of customer redress provisions and the charge relating to the TSB disposal, were £808 million, or 25 per cent, lower at £2,381 million in 2015 compared with £3,189 million in 2014 as a result of lower levels of technology spend, advertising and professional fees, in particular relating to Simplification and the costs of TSB separation in 2014. Depreciation and amortisation costs were £177 million, or 9 per cent, higher at £2,112 million in 2015 compared to £1,935 million in 2014.

Impairment losses decreased by £362 million, or 48 per cent, to £390 million in 2015 compared with £752 million in 2014. Impairment losses in respect of loans and advances to customers were £292 million, or 40 per cent, lower at £443 million in 2015 compared with £735 million in 2014. The overall performance of the portfolio reflects a significant reduction in lending which is outside of the Group’s risk appetite and improvements in all divisions. The net charge has also benefited from significant provision releases but at lower levels than seen in 2014. There was a credit of £55 million in respect of undrawn commitments in 2015, compared to a charge of £10 million in 2014, a result of improvements in credit quality in a number of corporate relationships.

In 2015, the Group recorded a tax charge of £688 million compared to a tax charge of £263 million in 2014, an effective tax rate of 42 per cent, which was higher than the standard UK corporation tax rate of 20.25 per cent; principally as a result of the disallowance of a substantial proportion of the Group’s charge in respect of PPI and other conduct risk issues. The tax charge of £263 million in 2014 arose on a profit before tax of £1,762 million; this tax charge reflected tax exempt gains on the sale of businesses.

On the balance sheet, total assets were £48,208 million, or 6 per cent, lower at £806,688 million at 31 December 2015 compared to £854,896 million at 31 December 2014, largely due to the disposal of TSB. Loans and advances to customers were £27,529 million, or 6 per cent, lower at £455,175 million at 31 December 2015 compared to £482,704 million at 31 December 2014, with £21,643 million of the reduction being due to the sale of TSB, the continued reduction in the portfolio of assets which are outside of the Group’s risk appetite and a £5,148 million reduction in reverse repurchase agreement balances have more than offset growth in the UK consumer finance business. An increase of £7,925 million in cash and balances at central banks has been more than offset by an £11,395 million reduction in trading and other financial assets at fair value through profit or loss and a £6,661 million reduction in derivative assets. Total liabilities were £45,285 million, or 6 per cent, lower at £759,708 million at 31 December 2015 compared to £804,993 million at 31 December 2014, again largely due to the sale of TSB. Customer deposits were £28,741 million, or 6 per cent, lower at £418,326 million at 31 December 2015 compared to £447,067 million at 31 December 2014 with £24,625 million of the reduction being due to the sale of TSB. Decreases of £10,239 million in trading and other financial liabilities at fair value through profit or loss and £11,095 million in insurance and investment contract liabilities have been partly offset by increases of £6,038 million in deposits by banks and £5,823 million in debt securities in issue as the Group took advantage of favourable funding opportunities. Total equity was £2,923 million, or 6 per cent, lower at £46,980 million at 31 December 2015 compared to £49,903 million at 31 December 2014; this reflected the fact that retained profit for the year has been more than offset by negative reserve movements in respect of available-for-sale revaluation and cash flow hedging reserves, dividends paid and the adjustment to non-controlling interests on the deconsolidation of TSB.

The Group has maintained its capital position, with a common equity tier 1 (CET1) ratio of 12.8 per cent, (31 December 2014: 12.8 per cent) as the impact of the lower capital base (as a result of reduced levels of equity) has been offset by a reduction in risk-weighted assets.

Risk-weighted assets reduced by £16,986 million, or 7 per cent, to £222,747 million, at 31 December 2015 compared to £239,734 million at 31 December 2014, primarily driven by the sale of TSB, reductions in the portfolio of assets which are outside of the Group’s risk appetite and continued improvements in credit quality offset by targeted lending growth.

The Group’s liquidity position remains good, with liquidity coverage ratio (LCR) eligible assets of £123 billion. LCR eligible assets represent almost 5.7 times the Group’s money-market funding with a maturity of less than one year and were in excess of total wholesale funding at 31 December 2015 thus providing a buffer in the event of market dislocation. The Group’s LCR ratio already exceeds regulatory requirements and is greater than 100 per cent.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2014 COMPARED WITH 2013

During the year ended 31 December 2014, the Group recorded a profit before tax of £1,762 million compared with a profit before tax in 2013 of £415 million. The result in 2014 included provisions in respect of redress to customers relating to past sales of Payment Protection Insurance and other issues of £3,125 million compared to a charge of £3,455 million in the year ended 31 December 2013; and 2014 also includes a past service pension credit of £822 million, compared to a charge of £104 million in 2013. Excluding these items from both years, profit before tax was £91 million, or 2 per cent, higher at £4,065 million in the year ended 31 December 2014 compared to £3,974 million in the previous year.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

On the balance sheet, total assets were £12,516 million, or 1 per cent, higher at £854,896 million at 31 December 2014 compared to £842,380 million at 31 December 2013. Loans and advances to customers were £10,248 million, or 2 per cent, lower at £482,704 million at 31 December 2014 compared to £492,952 million at 31 December 2013 as the impact of focused growth in mortgages, unsecured personal lending and the small to medium-sized businesses sector has been more than offset by the continuing reduction in the portfolio of assets which are outside of the Group’s credit risk appetite, including the disposal of tranches of lending in Ireland. Available-for-sale financial assets were £12,517 million, or 28 per cent, higher at £56,493 million at 31 December 2014 compared to £43,976 million at 31 December 2013 as the Group continues to build up its holding of high quality government and other securities for liquidity purposes. Trading assets were £11,144 million higher at £48,494 million as a result of an increase in reverse repo activity. Deposits by banks were £3,095 million, or 22 per cent, lower at £10,887 million at 31 December 2014 compared to £13,982 million at 31 December 2013 and debt securities in issue were £10,869 million, or 12 per cent, lower at £76,233 million at 31 December 2014 compared to £87,102 million at 31 December 2013 as the Group reduced its reliance on wholesale funding; however, customer deposits was £7,600 million, or 2 per cent, higher at £447,067 million at 31 December 2014 compared to £439,467 million at 31 December 2013 following growth in relationship deposits. Total equity was £10,567 million, or 27 per cent, higher at £49,903 million at 31 December 2014 compared to £39,336 million at 31 December 2013; this reflected the issue of £5,355 million of other equity instruments, retained profit and positive movements in cash flow hedging and available-for-sale reserves.

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

The Group’s liquidity position remained strong, with primary liquid assets of £109.3 billion (31 December 2013: £89.3 billion). Primary liquid assets represented almost six times the Group’s money-market funding with a maturity of less than one year, and just under three times the Group’s total short-term wholesale funding, in turn providing a substantial buffer in the event of market dislocation. In addition to primary liquid assets, the Group had significant secondary liquidity holdings of £99.2 billion (31 December 2013: £105.4 billion). Total liquid assets represented approximately five times the Group’s short-term wholesale funding with primary liquid assets broadly equivalent to total wholesale funding.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

NET INTEREST INCOME

	2015	2014	2013
Net interest income £m	11,318	10,660	7,338
Average interest-earning assets £m	614,917	634,910	661,793
Average rates:
Gross yield on interest-earning assets %[1]	2.86	3.03	3.20
Interest spread %[2]	1.67	1.52	0.88
Net interest margin %[3]	1.84	1.68	1.11

1 Gross yield is the rate of interest earned on average interest-earning assets.

2 Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

3 The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

2015 COMPARED WITH 2014

Net interest income was £11,318 million in 2015 an increase of £658 million, or 6 per cent, compared to £10,660 million in 2014. Net interest income in 2015 includes a charge of £244 million in respect of amounts payable to unitholders in consolidated Open-Ended Investment Companies compared to a charge in 2014 of £602 million; the change in population of consolidated OEICs in 2015 compared to 2014 caused an increase of £27 million in this interest expense. After adjusting for this, net interest income was £300 million, or 3 per cent, higher at £11,562 million in 2015 compared to £11,262 million in 2014.

Average interest-earning assets were £19,993 million, or 3 per cent, lower at £614,917 million in 2015 compared to £634,910 million in 2014. The reduction reflected the sale of TSB (leading to a year-on-year reduction of £17,309 million) and the continuing run-off of assets which are outside of the Group’s risk appetite.

Average interest-earning assets in Retail were £1,766 million lower at £315,801 million in 2015 compared to £317,567 million in 2014 and average interest-earning assets in Commercial Banking were £3,854 million lower at £89,299 million in 2015 compared to £93,153 million in 2014. Average interest-earning assets across the rest of the Group were £14,373 million, or 6 per cent, lower at £209,817 million in 2015 compared to £224,190 million in 2014. The main driver for this reduction being the decrease of £17,309 million resulting from the sale of TSB and in the portfolio of assets which are outside of the Group’s risk appetite, partly offset by growth in Consumer Finance and in non-relationship balances.

The net interest margin was 16 basis points higher at 1.84 per cent in 2015 compared to 1.68 per cent in 2014, however adjusting net interest income for the amounts allocated to unitholders in Open-Ended Investment Companies, the net interest margin was 11 basis points higher at 1.88 per cent in 2015 compared to 1.77 per cent in 2014. Margins in Retail increased, driven by improved deposit margin and mix, more than offsetting reduced lending rates; however margins in Consumer Finance were down due to the acquisition of lower risk but lower margin new business and the impact of the planned reduction in deposits in line with Group’s funding strategy. Margins on relationship lending and similar interest-earning assets in Commercial Banking increased due to disciplined pricing on new lending and deposits, with a reduction in wholesale funding costs led by continued progress in attracting high quality deposits.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER INCOME
	2015	2014	2013
	£m	£m	£m
Fee and commission income:
Current account fees	804	918	973
Credit and debit card fees	918	1,050	984
Other	1,530	1,691	2,162
	3,252	3,659	4,119
Fee and commission expense	(1,442)	(1,402)	(1,385)
Net fee and commission income	1,810	2,257	2,734
Net trading income	3,714	10,159	16,467
Insurance premium income	4,792	7,125	8,197
Gains on sale of available-for-sale financial assets	51	131	629
Liability management	(28)	(1,386)	(142)
Other	1,493	946	2,762
Other operating income	1,516	(309)	3,249
Total other income	11,832	19,232	30,647

2015 COMPARED WITH 2014

Other income was £7,400 million, or 38 per cent, lower at £11,832 million in 2015 compared to £19,232 million in 2014.

Fee and commission income was £407 million, or 11 per cent, lower at £3,252 million in 2015 compared with £3,659 million in 2014. Current account fees were £114 million, or 12 per cent, lower at £804 million in 2015 compared to £918 million in 2014, with £75 million of the reduction being a result of the sale of TSB. A decrease of £132 million, or 13 per cent, in credit and debit card fees from £1,050 million in 2014 to £918 million in 2015 resulted from the sale of TSB (£51 million of the decrease) and reduced interchange income due to changes in regulation. Other fees and commissions receivable were £161 million, or 10 per cent lower at £1,530 million in 2015 compared with £1,691 million in 2014; again partly reflecting the sale of TSB and also Scottish Widows Investment Partnership in 2014.

Fee and commission expense was £40 million, or 3 per cent, higher at £1,442 million in 2015 compared to £1,402 million in 2014; despite a £63 million decrease as a result of the sale of TSB and Scottish Widows Investment Partnership; the underlying increase reflects increased levels of fees payable in respect of transactions in Commercial Banking and for asset management services in Insurance.

Net trading income was £6,445 million, or 63 per cent, lower at £3,714 million in 2015 compared with £10,159 million in 2014. Net trading income within the insurance businesses was £6,146 million, or 69 per cent, lower at £2,774 million in 2015 compared to £8,920 million in 2014, which reflects lower levels of returns on policyholder investments as a result of market conditions over 2015 relative in those in 2014. However this decrease, along with the decrease in long-term insurance premium income, was largely offset by the decrease in insurance claims expense and the £358 million decrease in the amounts payable to unit holders in those Open-Ended Investment Companies consolidated into the Group’s results within net interest income. Net trading income within the Group’s banking activities was £299 million, or 24 per cent, lower at £940 million in 2015 compared to £1,239 million in 2014; in particular this decrease reflected a charge of £101 million for the movement in fair value of the equity conversion feature of the Group’s Enhanced Capital Notes, compared to a gain of £401 million in the year ended 31 December 2014.

Insurance premium income was £4,792 million in 2015 compared with £7,125 million in 2014; a decrease of £2,333 million, or 33 per cent. Premium income in 2015 has been reduced by a charge of £1,959 million relating to the recapture by a third party insurer of a portfolio of policies previously reassured with the Group. Excluding this item earned premiums in respect of the Group’s long-term life and pensions business were £375 million, or 6 per cent, lower at £5,880 million in 2015 compared to £6,255 million in 2014 with the impact of regulatory and market change more than offsetting income from the new bulk annuities business. General insurance earned premiums were little changed, just £1 million higher at £871 million in 2015 compared with £870 million in 2014 reflecting competitive market conditions and the run-off of products closed to new customers.

Other operating income was £1,825 million higher at £1,516 million in 2015 compared to a deficit of £309 million in 2014. In April 2014, the Group had completed exchange offers with holders of certain series of its Enhanced Capital Notes (ECNs) to exchange the ECNs for new Additional Tier 1 (AT1) securities and a tender offer to eligible retail holders outside the United States to sell their Sterling-denominated ECNs for cash; a loss of £1,362 million was recognised in relation to these exchange and tender transactions in the year ended 31 December 2014. Excluding this item, other operating income was £463 million, or 44 per cent, higher at £1,516 million in 2015 compared to £1,053 million in 2014; this reflected a £266 million improvement in the movement in value of in-force insurance business and a £39 million increase in operating lease rental income.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Insurance premium income was £7,125 million in 2014 compared with £8,197 million in 2013; a decrease of £1,072 million, or 13 per cent. Earned premiums in respect of the Group’s long-term life and pensions business were £945 million, or 13 per cent, lower at £6,255 million in 2014 compared to £7,200 million in 2013 following changes in the pensions and annuities markets and lower protection sales through branches. General insurance earned premiums were £127 million, or 13 per cent, lower at £870 million in 2014 compared with £997 million in 2013 due to competitive market conditions.

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

OPERATING EXPENSES
	2015 £m	2014 £m	2013 £m
Administrative expenses:
Staff:
Salaries	2,808	3,178	3,331
Performance-based compensation	409	390	473
Social security costs	349	398	385
Pensions and other post-retirement benefit schemes:
Past service credits and curtailment gains	–	(822)	104
Other	548	596	654
	548	(226)	758
Restructuring costs	104	264	111
Other staff costs	459	741	783
	4,677	4,745	5,841
Premises and equipment:
Rent and rates	368	424	467
Repairs and maintenance	173	221	178
Other	174	246	325
	715	891	970
Other expenses:
Communications and data processing	893	1,118	1,169
Advertising and promotion	253	336	313
Professional fees	262	481	425
UK bank levy	270	237	238
TSB disposal	665	–	–
Other	703	1,017	971
	3,046	3,189	3,116
Depreciation and amortisation:
Depreciation of tangible fixed assets	1,534	1,391	1,374
Amortisation of acquired value of in-force non-participating investment contracts	41	43	54
Amortisation of other intangible assets	537	501	512
	2,112	1,935	1,940
Total operating expenses, excluding regulatory provisions	10,550	10,760	11,867
Regulatory provisions:
Payment protection insurance provision	4,000	2,200	3,050
Other regulatory provisions	837	925	405
	4,837	3,125	3,455
Total operating expenses	15,387	13,885	15,322
Cost:income ratio (%)[1]	88.3	84.7	82.9

[1]	Total operating expenses divided by total income, net of insurance claims.

2015 COMPARED WITH 2014

Operating expenses increased by £1,502 million, or 11 per cent, to £15,387 million in 2015 compared with £13,885 million in 2014. This increase principally reflected the fact that 2014 included a past service pension credit of £822 million and 2015 includes a regulatory provisions charge of £4,837 million, which was £1,712 million, or 54 per cent, higher than the charge of £3,125 million in 2014.

The past service pension credit of £822 million in 2014 followed the Group’s decision, announced on 11 March 2014 to reduce the cap on increases in pensionable pay used in calculating the pension benefit to nil with effect from 2 April 2014.

Despite the past service pension credit in 2014, staff costs were £68 million, or 1 per cent, lower in 2015 at £4,677 million compared to £4,745 million in 2014. Excluding the pension credit, staff costs were £890 million, or 16 per cent, lower at £4,677 million in 2015 compared to £5,567 million in 2014 reflecting, in particular, the impact of business disposals and a significant reduction in expenditure in relation to the Group’s Simplification programme. As a result, salaries were £370 million, or 12 per cent, lower at £2,808 million in 2015 compared with £3,178 million in 2014; pension costs, excluding the past service pension credit from 2014, were £48 million, or 8 per cent, lower at £548 million in 2015 compared to £596 million in 2014; social security costs were £49 million, or 12 per cent, lower at £349 million in 2015 compared with £398 million in 2014; staff restructuring costs were £160 million, or 61 per cent, lower at £104 million in 2015 compared with £264 million in 2014; and other staff costs were £282 million, or 38 per cent, lower at £459 million in 2015 compared with £741 million in 2014, in particular due to lower levels of agency staff costs in relation to the Simplification programme.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Premises and equipment costs were £176 million, or 20 per cent, lower at £715 million in 2015 compared to £891 million in 2014, again reflecting business disposals and reduced Simplification expenditure. Rent and rates was £56 million, or 13 per cent, lower at £368 million in 2015 compared to £424 million in 2014; repairs and maintenance costs were £48 million, or 22 per cent, lower at £173 million in 2015 compared to £221 million in 2014, in part due to a lower level of dilapidation provisions on vacation of properties in 2015 than in 2014; and other premises and equipment costs decreased by £72 million, or 29 per cent, from £246 million in 2014 to £174 million in 2015, reflecting lower levels of losses on sale of equipment and a reduced level of activity in the property portfolio.

Other expenses, excluding the regulatory provisions charges, were £143 million, or 4 per cent, lower at £3,046 million in 2015 compared with £3,189 million in 2014. Communications and data processing costs were £225 million, or 20 per cent, lower at £893 million in 2015 compared with £1,118 million in 2014 as a result of a significant reduction in Simplification spend on systems and technology; professional fees were £219 million, or 46 per cent, lower at £262 million in 2015 compared to £481 million in 2014, reflecting both the reduced Simplification spend and a lower level of professional fees in respect of TSB; and advertising and promotion costs were £83 million, or 25 per cent, lower at £253 million in 2015 compared with £336 million in 2014 due to spend in relation to TSB in 2014. The cost of the Bank levy was £33 million, or 14 per cent, higher at £270 million in 2015 compared to £237 million in 2014, as a result of the increase in rate with effect from 1 April 2015. In 2015 the Group incurred a charge of £665 million relating to the disposal of TSB, reflecting the net costs of the Transitional Service Agreement between Lloyds and TSB and the contribution to be provided by Lloyds to TSB in moving to alternative IT provision. Other costs were £314 million, or 31 per cent, lower at £703 million in 2015 compared with £1,017 million in 2014.

Depreciation and amortisation costs were £177 million, or 9 per cent, higher at £2,112 million in 2015 compared with £1,935 million in 2014. Charges for the depreciation of tangible fixed assets were £143 million, or 10 per cent, higher at £1,534 million in 2015 compared to £1,391 million in 2014, in line with increased asset balances. The charge for the amortisation of acquired value of in-force non-participating investment contracts was £2 million, or 5 per cent, lower at £41 million in 2015 compared to £43 million in 2014. The charge for the amortisation of other intangible assets was £36 million, or 7 per cent, higher at £537 million in 2015 compared to £501 million in 2014, reflecting increased capitalised software balances.

The Group incurred a regulatory provisions charge in operating expenses of £4,837 million in 2015 compared to £3,125 million in 2014 of which £4,000 million (2014: £2,200 million) related to payment protection insurance. For further details see note 39 to the financial statements.

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

The past service pension credit of £822 million in 2014 followed the Group’s announcement on 11 March 2014 to freeze pensionable pay with effect from 2 April 2014. The effect of this change was to reduce the Group’s retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement. This has been partly offset by a charge of £21 million following changes to pension arrangements for staff within the TSB business.

As a result of the past service pension credit, staff costs were £1,096 million, or 19 per cent, lower in 2014 at £4,745 million compared to £5,841 million in 2013. Excluding this, staff costs were lower by £170 million, or 3 per cent, at £5,567 million in 2014 compared to £5,737 million in 2013. Salaries were £153 million, or 5 per cent, lower at £3,178 million in 2014 compared with £3,331 million in 2013 as the impact of annual pay rises was more than offset by staff reductions, in part due to business disposals. Pension costs, excluding the past service pension items, were £58 million, or 9 per cent, lower at £596 million in 2014 compared to £654 million in 2013 primarily due to lower current service costs. Social security costs were £13 million, or 3 per cent, higher at £398 million in 2014 compared with £385 million in 2013. Staff restructuring costs were £153 million, higher at £264 million in 2014 compared with £111 million in 2013 reflecting a number of initiatives in the year, and other staff costs were £42 million, or 5 per cent, lower at £741 million in 2014 compared with £783 million in 2013.

Premises and equipment costs were £79 million, or 8 per cent, lower at £891 million in 2014 compared to £970 million in 2013. Rent and rates was £43 million, or 9 per cent, lower at £424 million in 2014 compared to £467 million in 2013 as the Group continues to rationalise its property portfolio, in part through business disposals. Repairs and maintenance costs were £43 million, or 24 per cent, higher at £221 million in 2014 compared to £178 million in 2013 in part reflecting increased dilapidation charges on a·number of properties; other premises and equipment costs decreased by £79 million,or 24 per cent, from £325 million in 2013 to £246 million in 2014, partly due to reduced charges in relation to the Group’s Simplification programme.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRMENT
	2015	2014	2013
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	443	735	2,725
Debt securities classified as loans and receivables	(2)	2	1
Total impairment losses on loans and receivables	441	737	2,726
Impairment of available-for-sale financial assets	4	5	15
Other credit risk provisions	(55)	10	–
Total impairment charged to the income statement	390	752	2,741

2015 COMPARED WITH 2014

Impairment losses decreased by £362 million, or 48 per cent, to £390 million in 2015 compared to £752 million in 2014, largely due to reduced charges in relation to the portfolio of assets which are outside of the Group’s risk appetite.

The impairment charge in respect of loans and advances to customers was £292 million, or 40 per cent, lower at £443 million in 2015 compared to £735 million in 2014. In Retail, a reduced impairment charge reflected continued low risk underwriting discipline, strong portfolio management and a favourable credit environment with low unemployment, increasing house prices and continued low interest rates. The improvement in Commercial Banking was driven by lower levels of new impairment as a result of effective risk management, improving UK economic conditions and the continued low interest rate environment; as well as provision releases, but at lower levels than seen during 2014. The Consumer Finance impairment charge reduced, driven by a continued underlying improvement in portfolio quality, supported by an increased level of write-backs from the sale of recoveries assets in the credit card portfolio compared to 2014 due to favourable market conditions. The impairment charge relating to assets which are outside of the Group’s risk appetite reduced significantly, reflecting the Group’s ongoing exit from these positions.

The impairment charge in respect of debt securities classified as loans and receivables was a credit of £2 million in 2015 compared to a charge of £2 million in 2014. The impairment charge in respect of available-for-sale financial assets was £1 million, or 20 per cent, lower at £4 million in 2015 compared to £5 million in 2014; and there was a credit of £55 million (2014: charge of £10 million) in respect of other credit risk provisions as a result of improved credit quality in a number of corporate relationships.

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

The impairment charge in respect of debt securities classified as loans and receivables was £2 million in 2014 compared to £1 million in 2013. The impairment charge in respect of available-for-sale financial assets was £10 million, or 67 per cent, lower at £5 million in 2014 compared to £15 million in 2013; and there was a charge of £10 million (2013: £nil) in respect of undrawn commitments.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TAXATION
	2015	2014	2013
	£m	£m	£m
UK corporation tax:
Current tax on profits for the year	(485)	(162)	(226)
Adjustments in respect of prior years	(90)	213	(205)
	(575)	51	(431)
Foreign tax:
Current tax on profits for the year	(24)	(39)	(60)
Adjustments in respect of prior years	27	3	26
	3	(36)	(34)
Current tax credit (charge)	(572)	15	(465)
Deferred tax	(116)	(278)	(752)
Taxation charge	(688)	(263)	(1,217)

2015 COMPARED WITH 2014

In 2015, a tax charge of £688 million arose on the profit before tax of £1,644 million and in 2014 a tax charge of £263 million arose on the profit before tax of £1,762 million. The statutory corporation tax rates were 20.25 per cent for 2015 and 21.5 per cent for 2014.

The tax charge for the 2015 represented an effective tax rate of 42 per cent. The effective tax rate was higher than the UK corporation tax rate largely due to the introduction in 2015 of restrictions on the deductibility of conduct related provisions which resulted in an additional tax charge of £459 million. Adjusting for this charge, the effective tax rate would have been 14 per cent reflecting non-taxable and relieved gains and a number of positive one-off items.

The low tax charge in 2014 was driven by tax exempt gains on sales of businesses and a lower deferred tax liability in respect of the value of in-force assets in the life business.

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

The Group’s activities are organised into four financial reporting segments: Retail; Commercial Banking; Consumer Finance and Insurance.

Comparisons of results on a historical consolidated statutory basis are distorted by a number of items. In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on an ‘underlying’ basis. The following items are excluded in arriving at underlying profit:

–	the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments arising from the HBOS acquisition;

–	the effects of certain asset sales, the impact of liability management actions and the volatility relating to the Group’s own debt and hedging arrangements as well as that arising in the insurance businesses and insurance gross up;

–	Simplification costs, which for 2015 are limited to severance costs relating to the programme announced in October 2014. Costs in 2014 and 2013 included severance, IT and business costs relating to the programme started in 2011;

–	TSB build and dual running costs and the loss relating to the TSB sale;

–	payment protection insurance provision and other conduct provisions; and

–	certain past service pensions charges and credits in respect of the Group’s defined benefit pension arrangements.

Readers should be aware that the underlying basis has been presented for comparative purposes only and is not intended to provide proforma information or show the results of the Group as if the acquisition of HBOS had taken place at an earlier date.

The results of the businesses are set out below on the underlying basis:

	2015	2014	2013
	£m	£m	£m
Retail	3,514	3,228	3,015
Commercial Banking	2,431	2,206	1,890
Consumer Finance	1,005	1,010	965
Insurance	962	922	1,088
Other	200	390	(792)
Underlying profit before tax	8,112	7,756	6,166
26

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reconciliation of underlying profit to statutory profit (loss) before tax for the year
		2015	2014	2013
	Note	£m	£m	£m
Profit before tax – Underlying basis		8,112	7,756	6,166
Asset sales	1	54	138	(687)
Sale of government securities	2	–	–	787
Liability management	3	(28)	(1,386)	(142)
Own debt volatility	4	26	398	(221)
Other volatile items	5	(129)	(112)	(457)
Volatility arising in insurance businesses	6	(105)	(228)	668
Fair value unwind	8	(192)	(529)	(228)
Simplification costs and TSB build and dual running costs	9	(255)	(1,524)	(1,517)
Charge relating to TSB disposal	10	(660)	–	–
Payment protection insurance provision	11	(4,000)	(2,200)	(3,050)
Other conduct provisions	12	(837)	(925)	(405)
Past service pension credit (charge)	13	–	710	(104)
Amortisation of purchased intangibles	14	(342)	(336)	(395)
Profit before tax – Statutory		1,644	1,762	415

1.	Asset sales

Asset sales comprise the gains and losses on asset disposals (2015: gains of £54 million; 2014: gains of £138 million; 2013: losses of £687 million), principally of assets which were outside of the Group’s risk appetite.

2.	Sale of government securities

These reflected gains on bond sales (2015: £nil; 2014: £nil; 2013: £787 million) as the Group took the opportunity afforded by the continuing low interest rate environment to reposition its holdings of available-for-sale government securities.

3.	Liability management

In April 2014, the Group completed concurrent Sterling, Euro and Dollar exchange offers with holders of certain series of its Enhanced Capital Notes (ECNs) to exchange the ECNs for new Additional Tier 1 (AT1) securities. In addition the Group completed a tender offer to eligible retail holders outside the United States to sell their Sterling-denominated ECNs for cash. The exchange offers completed with the equivalent of £5.0 billion of ECNs being exchanged for the equivalent of £5.35 billion of AT1 securities, before issue costs. The retail tender offer completed with approximately £58.5 million of ECNs being repurchased for cash. A loss of £1,362 million was recognised in relation to these exchange and tender transactions in the year ended 31 December 2014.

Losses of £28 million (2014: losses of £24 million; 2013: losses of £142 million) arose on other transactions undertaken as part of the Group’s management of wholesale funding and capital. The liability management losses were included in other income.

4.	Own debt volatility

Own debt volatility includes a loss of £101 million (2014: gain of £401 million; 2013: loss of £209 million) relating to the change in fair value of the equity conversion feature of the Enhanced Capital Notes, which principally reflects the ongoing amortisation of the value of the conversion feature over its life. Own debt volatility also includes a £114 million gain (2014: gain of £33 million; 2013: gain of £41 million) relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception.

5.	Other volatile items

Other volatile items include the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting. A charge of £99 million was included in 2015 (2014: charge of £138 million; 2013: charge of £489 million). Also included in 2015 was a negative net derivative valuation adjustment of £30 million (2014: credit of £26 million; 2013: credit of £32 million), reflecting movements in the market implied credit risk associated with customer derivative balances.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.	Volatility arising in insurance businesses

The Group’s statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility.

In 2015, the Group’s statutory result before tax included negative insurance and policyholder interests volatility totalling £105 million compared to negative volatility of £228 million in 2014 and positive volatility of £668 million in 2013.

Volatility comprises the following:

	2015	2014	2013
	£m	£m	£m
Insurance volatility	(303)	(219)	218
Policyholder interests volatility	87	17	564
Insurance hedging arrangements	111	(26)	(114)
Total	(105)	(228)	668

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

Insurance volatility

The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

The expected gross investment returns used to determine the underlying profit of the business are based on prevailing market rates and published research into historical investment return differentials for the range of assets held. Where appropriate, rates are updated throughout the year to reflect changing market conditions and changes in the asset mix. In 2015 the basis for calculating these expected returns has been enhanced to reflect an average of the 15 year swap rate over the preceding 12 months and rates were updated throughout the year to reflect changing market conditions. The negative insurance volatility during 2015 of £303 million primarily reflects lower equity returns than expected, widening credit spreads and low returns on cash investments.

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

Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income. The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge. Timing and measurement differences exist between provisions for tax and charges made to policyholders. Consistent with the expected approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility. In 2015, the statutory results before tax included a credit to other income which relates to policyholder interests volatility totalling £87 million (2014: £17 million) reflecting offsetting movements in equity, bond and gilt returns.

Insurance hedging arrangements

The Group purchased put option contracts in 2015 to protect against deterioration in equity market conditions and the consequent negative impact on the value of in-force business on the Group balance sheet. These were financed by selling some upside potential from equity market movements. A gain of £111 million was recognised in relation to these contracts in 2015.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

9.	Simplification costs and TSB build and dual-running costs

Simplification programme costs in 2015 were £170 million (2014: £966 million; 2013: £830 million) relating to the next phase of simplification announced in October 2014. This had delivered annual run-rate cost savings of £373 million by 31 December 2015. The costs in 2014 and 2013 related to phase 1 of the simplification programme which was completed in 2014.

During 2015, the Group completed the European Commission (EC) mandated business disposal of TSB. TSB costs in the year ended 31 December 2015 totalled £85 million (2014: £558 million; 2013: £687 million) relating to dual-running costs. The dual-running costs include the costs of TSB’s standalone treasury, finance, human resources and other head office functions.

10.	Charge relating to TSB disposal

On 20 March 2015 the Group announced that it had agreed to sell a 9.99 per cent interest in TSB Banking Group plc (TSB) to Banco de Sabadell S.A. (Banco Sabadell) and that it had entered into an irrevocable undertaking to accept Banco Sabadell’s recommended cash offer in respect of its remaining 40.01 per cent interest in TSB. The offer by Banco Sabadell was conditional upon, amongst other things, regulatory approval.

The sale of the 9.99 per cent interest completed on 24 March 2015, reducing the Group’s holding in TSB to 40.01 per cent; this sale led to a loss of control and the deconsolidation of TSB. The Group’s residual investment in 40.01 per cent of TSB was then recorded at fair value, as an asset held for sale. The Group recognised a loss of £660 million reflecting the net costs of the Transitional Service Agreement between Lloyds and TSB, the contribution to be provided by Lloyds to TSB in moving to alternative IT provision and the net result on sale of the 9.99 per cent interest and fair valuation of the residual investment.

The Group announced on 30 June 2015 that all relevant regulatory clearances for the sale of its remaining 40.01 per cent holding in TSB had been received and that the sale was therefore unconditional in all respects; the proceeds were received on 10 July 2015.

11.	Payment protection insurance (PPI) provision

The Group increased the provision for PPI costs by a further £4,000 million in 2015, bringing the total amount provided to £16,025 million. This included an additional £2,100 million in the fourth quarter, largely to reflect the impact of its interpretation of the proposals contained within the Financial Conduct Authority’s (FCA) consultation paper regarding a potential time bar and the Plevin case. As at 31 December 2015, £3,458 million or 22 per cent of the total provision, remained unutilised with approximately £2,950 million relating to reactive complaints and associated administration costs.

The volume of reactive PPI complaints has continued to fall, with an 8 per cent reduction in 2015 compared with 2014, to approximately 8,000 complaints per week. Whilst direct customer complaint levels fell 30 per cent year-on-year, those from Claims Management Companies (CMCs) have remained broadly stable and as a result, CMCs now account for over 70 per cent of complaints.

Assuming current FCA proposals are implemented and an average of approximately 10,000 complaints per week, including those related to Plevin, the outstanding provision should be sufficient to cover all future PPI related complaints and associated administration costs through to mid-2018.

Weekly complaint trends could vary significantly throughout this period, given they are likely to be impacted by a number of factors including the potential impact of the FCA’s proposed communication campaign as well as changes in the regulation of CMCs.

12.	Other conduct provisions

In 2015, the Group incurred a charge of £837 million, of which £302 million was recognised in the fourth quarter relating to a number of non-material items including packaged bank accounts and a number of other product rectifications primarily in Retail, Insurance and Commercial Banking. Within the full year charge, £720 million of provisions related to potential claims and remediation in respect of products sold through the branch network and continuing investigation of matters highlighted through industry wide regulatory reviews, as well as legacy product sales and historical systems and controls such as those governing legacy incentive schemes. This includes a full year charge of £225 million in respect of complaints relating to packaged bank accounts. The full year charge also included the previously announced settlement of £117 million that the Group reached with the FCA with regard to aspects of its PPI complaint handling process during the period March 2012 to May 2013.

13.	Past service pension credit (charge)

On 11 March 2014 the Group announced a change to its defined benefit pension arrangements, revising the existing cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to nil with effect from 2 April 2014. The effect of this change was to reduce the Group’s retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement. This was partly offset by a charge of £133 million relating to the cost of other changes to the pay, benefits and reward offered to employees to give a net credit of £710 million recognised in 2014.

In 2013 the Group recorded a charge of £104 million as a result of changes to early retirement and commutation factors in two of its principal defined benefit schemes.

14.	Amortisation of purchased intangibles

The Group incurred a charge for the amortisation of intangible assets, recognised on the acquisition of HBOS in 2009, of £342 million (2014: £336 million; 2013: £395 million).

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

	2015	2014	2013
	£m	£m	£m
Net interest income	7,397	7,079	6,500
Other income	1,122	1,212	1,435
Total income	8,519	8,291	7,935
Operating expenses	(4,573)	(4,464)	(4,160)
Impairment	(432)	(599)	(760)
Underlying profit	3,514	3,228	3,015

2015 COMPARED WITH 2014

Underlying profit increased by £286 million, or 9 per cent to £3,514 million in 2015 compared to £3,228 million in 2014, driven by improved margins and reduced impairments.

Net interest income increased £318 million, or 4 per cent, to £7,397 million in 2015 compared to £7,079 million in 2014. Margin performance was strong, increasing 11bps to 2.40 per cent in 2015 compared to 2.29 per cent in 2014, driven by improved deposit mix and margin, more than offsetting reduced lending rates.

Other income decreased £90 million, or 7 per cent, to £1,122 million in 2015 compared to £1,212 million in 2014, driven by current account transaction related income and regulatory changes, in particular, impacting the Wealth business.

Operating expenses increased £109 million, 2 per cent, to £4,573 million in 2015 compared to £4,464 million in 2014. The increase reflects continued business investment and simplification to improve customer experiences and enable staff numbers to be reduced by 7 per cent in 2015.

Impairment reduced by £167 million, or 28 per cent, to £432 million in 2015 compared to £599 million in 2014, driven by continued low risk underwriting discipline, strong portfolio management and a favourable credit environment.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COMMERCIAL BANKING

Commercial Banking has been supporting British business for 250 years. It has a client-led, low risk, capital efficient strategy, helping UK-based clients and international clients with a link to the UK. Through its four client facing divisions – SME, Mid Markets, Global Corporates and Financial Institutions – it provides clients with a range of products and services such as lending, transactional banking, working capital management, risk management, debt capital markets services, as well as access to private equity through Lloyds Development Capital.

	2015	2014	2013
	£m	£m	£m
Net interest income	2,510	2,480	2,113
Other income	2,066	1,956	2,259
Total income	4,576	4,436	4,372
Operating expenses	(2,167)	(2,147)	(2,084)
Impairment	22	(83)	(398)
Underlying profit	2,431	2,206	1,890

2015 COMPARED WITH 2014

Commercial Banking underlying profit increased by £225 million, or 10 per cent, to £2,431 million in 2015 compared to £2,206 million in 2014 due to lower impairments and increased total underlying income partially offset by higher operating costs.

Net interest income increased by £30 million, or 1 per cent, to £2,510 million in 2015 compared to £2,480 million in 2014 driven by reduced funding costs and higher net interest margin due to disciplined new lending and an increase in deposits.

Other income increased by £110 million, or 6 per cent, to £2,066 million in 2015 compared to £1,956 million in 2014 driven by refinancing support provided to Global Corporate clients and increases in Mid Markets.

Operating expenses increased by £20 million, or 1 per cent, to £2,167 million in 2015 compared to £2,147 million in 2014.

Impairments improved by £105 million to a £22 million release in 2015 compared to an £83 million charge in 2014 reflecting lower gross charges and a number of write-backs and releases.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONSUMER FINANCE

Consumer Finance provides a range of products including motor finance, credit cards, and European mortgages and deposit taking, aiming to deliver sustainable growth within risk appetite. Motor Finance seeks to achieve this through improving customer service by building digital capability and continuing to create innovative propositions. Credit Cards aims to attract customers through better use of Group customer relationships and insight, underpinned by improvements to customer experience.

	2015 £m	2014 £m	2013 £m
Net interest income	1,287	1,290	1,333
Other income	1,358	1,364	1,359
Total income	2,645	2,654	2,692
Operating expenses	(1,488)	(1,429)	(1,384)
Impairment	(152)	(215)	(343)
Underlying profit	1,005	1,010	965

2015 COMPARED WITH 2014

Underlying profit was £1,005 million in 2015 compared to £1,010 million in 2014 with growth in better quality but lower margin lending resulting in lower income but lower impairments, offset by increased cost of investment in growth initiatives.

Total income decreased by £9 million to £2,645 million in 2015 compared to £2,654 million in 2014.

Net interest margin decreased by 55 basis points to 5.94 per cent, contributing to a small reduction in net interest income to £1,287 million in 2015 compared to £1,290 million in 2014. Net interest margin was down due to the acquisition of lower risk but lower margin new business, an increased proportion of Cards interest free balance transfer balances and the impact of the planned reduction in deposits in line with the Group’s balance sheet funding strategy.

Other income reduced by £6 million to £1,358 million in 2015 compared to £1,364 million in 2014, as higher income from growing the Lex Autolease fleet was offset by the impact of lower interchange income in Cards following the recent EU ruling.

Operating expenses increased by £59 million, or 4 per cent, to £1,488 million in 2015 compared to £1,429 million in 2014 as operating cost savings were offset by continued investment in growth initiatives and increased operating lease depreciation as a result of growth in the Lex Autolease fleet.

The impairment charge reduced by £63 million, or 29 per cent, to £152 million in 2015 compared to £215 million in 2014. This has been driven by a continued underlying improvement in portfolio quality and supported by the sale of recoveries assets in the Credit Cards portfolio. The asset quality ratio improved by 37 basis points.

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

Net interest margin decreased by 45 basis points to 6.49 per cent, resulting in a 3 per cent reduction in net interest income to £1,290 million in 2014 compared to £1,333 million in 2013. New business growth and deposit repricing have been offset by a change in the composition of the portfolio with an increase in higher quality, lower margin lending to the new vehicle market and the impact of the current year’s strategic focus on growing the volume of new credit cards. Consistent with the strategy of acquiring high quality new business, the asset quality ratio improved by 71 basis points.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE

Insurance provides a broad range of long term savings, retirement and protection products to retail and corporate customers, either direct or through intermediary networks or through the Group’s banking branches .

Life, Pensions and Investments

The Life, Pensions and Investments business provides long-term savings, retirement solutions and protection products primarily distributed through intermediaries and direct channels of Scottish Widows.

General Insurance

The General Insurance business is a leading provider of home insurance in the UK, with products sold through the branch network, direct channels and strategic corporate partners. The business also has brokerage operations for personal and commercial insurances. It operates primarily under the Lloyds Bank, Halifax and Bank of Scotland brands.

	2015 £m	2014 £m	2013 £m
Net interest expense	(163)	(131)	(107)
Other income	1,827	1,725	1,864
Total income, net of insurance claims	1,664	1,594	1,757
Operating expenses	(702)	(672)	(669)
Underlying profit	962	922	1,088

2015 COMPARED WITH 2014

Underlying profit from insurance was £40 million, or 4 per cent higher at £962 million compared to £922 million in 2014. The increase was driven by bulk annuity deals and the net benefit from a number of assumption updates, partly offset by increased costs reflecting significant investment spend, adverse economics, and reduced general insurance income.

Net interest expense increased by £32 million, or 24 per cent, to £163 million from £131 million in 2014 due to holding increased debt whilst a tranche of subordinated debt was re-financed.

Other income increased by £102 million, or 6 per cent, to £1,827 million from £1,725 million in 2014. The increase was driven by bulk annuity deals and the net benefit from a number of assumption updates, partly offset by adverse economics and reduced general insurance income.

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

Other income decreased by £139 million, or 7 per cent, to £1,725 million from £1,864 million in 2013. This was impacted by lower new business, reduced general insurance income and structural changes in the corporate pensions book, offset by benefits arising from the strategy of acquiring attractive, higher yielding assets to back the annuities business, improved economics and lower weather related claims.

Operating expenses of £672 million increased by £3 million from £669 million in 2013 where increased investment in strategic initiatives has been funded by a reduction in the underlying cost base.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

UNDERLYING PROFIT BY PRODUCT GROUP

	2015						2014	2013
	Pensions & investments £m	Protection & retirement £m	Bulk annuities £m	General insurance £m	Other £m	Total £m	Total £m	Total £m
New business income	168	33	125	–	–	326	268	423
Existing business income	630	122	–	–	28	780	882	795
Long-term investment strategy	–	73	102	–	–	175	160	118
Assumption changes and experience variances	(208)	240	30	–	(2)	60	(134)	(48)
General insurance income net of claims	–	–	–	323	–	323	418	469
Total income	590	468	257	323	26	1,664	1,594	1,757
Total costs	(414)	(133)	(10)	(145)	–	(702)	(672)	(669)
Underlying profit 2015	176	335	247	178	26	962	922	1,088
Underlying profit 2014	236	344	–	274	68	922

2015 COMPARED WITH 2014

New business income increased by £58 million to £326 million with the primary driver being the new bulk annuity business. This was offset by a reduction in Protection income, following the removal of face-to-face advice in branch standalone protection sales and reduced annuity income following the introduction of Pensions Freedoms in 2015. Corporate pension income remained robust despite lower sales following the auto enrolment driven increases in 2014.

The £102 million fall in existing business income reflects a reduction in the expected rate of return used to calculate life and pensions income. The rate of return is largely set by reference to an average 15 year swap rate (2.57 per cent in 2015 and 3.48 per cent in 2014).

Long-term investment strategy includes the benefit from the successful acquisition of a further £1.4 billion of higher yielding assets to match long duration annuity liabilities.

Assumption changes and experience variances include an adverse impact of £208 million in Pensions and Investments as a result of the strengthening of lapse assumptions on the pensions book to allow for the impact of the recent pension reforms. This was more than offset by the £240 million of benefit recognised within Protection and Retirement, primarily as a result of changes to assumptions on longevity. These longevity changes reflect both experience in the annuity portfolio and the adoption of a new industry model reflecting an updated view of future life expectancy.

General Insurance income net of claims has fallen by £95 million. This reflects the run-off of products closed to new customers, the impact of becoming a sole underwriter of the home insurance business (which has resulted in a short term reduction from the loss of commission recognised upfront) and the impact of adverse weather. The anticipated launch in early 2016 of a more flexible Home product is expected to lead to an improvement in general insurance sales going forward.

Total costs were £30 million higher, reflecting significant investment spend as part of an ongoing programme of growth and simplification initiatives. In 2015 this included the launch of Protection to IFAs and the bulk annuities business alongside the Part VII transfer as well as a significant regulatory change agenda in particular to support pensions freedoms and transition to Solvency II. Excluding investment related expenditure, underlying costs fell by 3 per cent during 2015 reflecting ongoing operational efficiencies.

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

Existing business income has increased by £87 million reflecting improved economics benefiting the life and pensions business.

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

General Insurance underlying profit has fallen by £35 million, due to the continued run off of legacy books and the impact of storms in the first quarter, offset by good prior year experience. During the year, underwriting of the home insurance business was brought in-house, ensuring delivery of a first class service to all customers and continued sustainable growth in the underwritten customer base.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER

Other comprises Run-off, the results of TSB up until loss of control in March 2015 and Central items.

Run-off

Run-off includes assets classified as outside the Group’s risk appetite and the results and gains on sale relating to businesses disposed in 2013 and 2014.

	2015 £m	2014 £m	2013 £m
Net interest income	(88)	(116)	138
Other income	145	451	1,266
Total income	57	335	1,404
Operating expenses	(164)	(308)	(726)
Impairment	(8)	(203)	(1,389)
Underlying loss	(115)	(176)	(711)

2015 COMPARED WITH 2014

The underlying loss of £115 million was £61 million lower than the loss of £176 million in 2014 as a result of both lower operating expenses and lower impairment charges as the run-off portfolios were managed down.

The reduction in total income from £335 million in 2014 to £57 million in 2015 was due to the sale of Scottish Widows Investment Partnership during 2014 and the continued reduction in run-off assets.

Operating costs were £164 million, down £144 million as a result of business disposals in 2014.

The reduction in the impairment charge from £203 million in 2014 to £8 million in 2015 reflects the continued progress in managing down the run-off portfolios.

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

As explained in note 55 to the financial statements, the Group sold its controlling interest in TSB in March 2015 and ceased to consolidate TSB’s results at that point.

	2015 £m	2014 £m	2013 £m
Net interest income	192	786	615
Other income	31	140	163
Total income	223	926	778
Operating expenses	(86)	(370)	(563)
Impairment	(19)	(98)	(109)
Underlying profit	118	458	106

TSB results are shown on a Lloyds Banking Group reporting basis. The costs of TSB’s head office functions are excluded from underlying profit.

2015 COMPARED WITH 2014

Underlying profit was £340 million, or 74 per cent, lower at £118 million in 2015 compared to £458 million in 2014; this principally reflects the fact that TSB was only consolidated for three months in 2015, compared to a full year in 2014.

Total income was £703 million, or 76 per cent, lower at £223 million in 2015 compared to £926 million in 2014; operating expenses were £284 million, or 77 per cent, lower at £86 million in 2015 compared to £370 million in 2014; and the impairment charge was £79 million, or 81 per cent, lower at £19 million in 2015 compared to £98 million in 2014.

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

	2015 £m	2014 £m	2013 £m
Total income	176	132	(133)
Operating expenses	19	(22)	(49)
Impairment release (charge)	2	(2)	(5)
Underlying profit (loss)	197	108	(187)

2015 COMPARED WITH 2014

Underlying profit was £197 million in 2015, £89 million higher than the £108 million profit in 2014.

Total income was £176 million, £44 million higher than 2014 as it included a full year benefit in net interest income from the exchange of the Enhanced Capital Notes in 2014.

Operating costs were a credit of £19 million compared with a charge of £22 million in 2014 and represent the residual amount after allocations to the divisions.

There was a net release of impairment of £2 million compared with a charge of £2 million in 2014.

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

The impairment charge was £3 million, or 60 per cent, lower at £2 million in 2014 compared to £5 million in 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

	2015			2014			2013
	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %
Assets
Loans and receivables:
Loans and advances to banks	94,543	397	0.42	78,762	406	0.52	102,190	457	0.45
Loans and advances to customers	464,012	16,256	3.50	504,246	17,806	3.53	518,734	19,928	3.84
Debt securities	2,139	40	1.87	1,633	42	2.57	2,102	32	1.52
Available-for-sale financial assets	40,967	725	1.77	50,269	957	1.90	38,767	746	1.92
Held-to-maturity investments	13,256	197	1.49	–	–	–	–	–	–
Total interest-earning assets of banking book	614,917	17,615	2.86	634,910	19,211	3.03	661,793	21,163	3.20
Total interest-earning trading securities and other financial assets at fair value through profit or loss	87,583	1,955	2.23	82,018	1,993	2.43	68,763	2,076	3.02
Total interest-earning assets	702,500	19,570	2.79	716,928	21,204	2.96	730,556	23,239	3.18
Allowance for impairment losses on loans and receivables	(4,729)			(10,051)			(14,381)
Non-interest earning assets	145,224			158,584			175,228
Total average assets and interest income	842,995	19,570	2.32	865,461	21,204	2.45	891,403	23,239	2.61

	2015			2014			2013
	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %
Average interest-earning assets and net interest income:
Banking business	614,917	11,318	1.84	634,910	10,660	1.68	661,793	7,338	1.11
Trading securities and other financial assets at fair value through profit or loss	87,583	1,205	1.38	82,018	1,464	1.78	68,763	1,757	2.56
	702,500	12,523	1.78	716,928	12,124	1.69	730,556	9,095	1.24
37

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2015			2014			2013
	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %
Liabilities and shareholders’ funds
Deposits by banks	10,442	43	0.41	11,604	86	0.74	19,845	129	0.65
Customer deposits	380,137	3,299	0.87	416,651	4,781	1.15	397,881	6,119	1.54
Liabilities to banks and customers under sale and repurchase agreements	5,960	34	0.57	2,104	55	2.61	6,515	79	1.21
Debt securities in issue	85,462	586	0.69	88,289	552	0.63	111,264	1,451	1.30
Amounts payable to unitholders in consolidated open-ended investment vehicles	21,059	244	1.16	18,620	602	3.23	25,585	3,091	12.08
Subordinated liabilities	24,975	2,091	8.37	29,332	2,475	8.44	34,486	2,956	8.57
Total interest-bearing liabilities of banking book	528,035	6,297	1.19	566,600	8,551	1.51	595,576	13,825	2.32
Total interest-bearing liabilities of trading book	61,560	750	1.22	54,980	529	0.96	37,760	319	0.84
Total interest-bearing liabilities	589,595	7,047	1.20	621,580	9,080	1.46	633,336	14,144	2.23
Interest-free liabilities
Non-interest bearing customer accounts	45,294			42,049			35,994
Other interest-free liabilities	158,852			157,824			178,836
Non-controlling interests and shareholders’ funds	49,254			44,008			43,237
Total average liabilities and interest expense	842,995	7,047	0.84	865,461	9,080	1.05	891,403	14,144	1.59

Loans and advances to banks and customers include impaired lending; interest on this lending has been recognised using the effective interest rate method, as required by IAS 39.

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS

The following table allocates changes in net interest income between volume and rate for 2015 compared with 2014 and for 2014 compared with 2013. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2015 compared with 2014 Increase/(decrease)			2014 compared with 2013 Increase/(decrease)
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest receivable and similar income
Loans and receivables:
Loans and advances to banks	(9)	66	(75)	(51)	(122)	71
Loans and advances to customers	(1,550)	(1,408)	(142)	(2,122)	(511)	(1,611)
Debt securities	(2)	9	(11)	10	(12)	22
Available-for-sale financial assets	(232)	(165)	(67)	211	219	(8)
Held-to-maturity investments	197	–	197	–	–	–
Total banking book interest receivable and similar income	(1,596)	(1,498)	(98)	(1,952)	(426)	(1,526)
Total interest receivable and similar income on trading securities and other financial assets at fair value through profit or loss	(38)	124	(162)	(83)	322	(405)
Total interest receivable and similar income	(1,634)	(1,374)	(260)	(2,035)	(104)	(1,931)
Interest payable
Deposits by banks	(43)	(5)	(38)	(43)	(61)	18
Customer deposits	(1,481)	(318)	(1,163)	(1,338)	216	(1,554)
Liabilities to banks and customers under sale and repurchase agreements	(21)	22	(43)	(24)	(115)	91
Debt securities in issue	34	(20)	54	(899)	(145)	(754)
Amounts payable to unitholders in consolidated open-ended investment vehicles	(358)	28	(386)	(2,489)	(225)	(2,264)
Subordinated liabilities	(384)	(365)	(19)	(481)	(435)	(46)
Total banking book interest payable	(2,253)	(653)	(1,600)	(5,274)	(753)	(4,521)
Total interest payable on trading and other liabilities at fair value through profit or loss	221	80	141	210	165	45
Total interest payable	(2,032)	(573)	(1,459)	(5,064)	(588)	(4,476)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK OVERVIEW

EFFECTIVE RISK MANAGEMENT, GOVERNANCE AND CONTROL

How we manage risk is a fundamental part of our strategy. We operate as a simple, low risk, UK focused, retail and commercial bank with a culture founded on a prudent through the cycle appetite for risk.

Our approach to risk is founded on an effective control framework and a strong risk management culture which guides how our employees approach their work, the way they behave and the decisions they make. Risk appetite, defined as the amount and type of risk that we are prepared to seek, accept or tolerate, works in tandem with our strategy and is approved by the Board. Our risk appetite is then embedded within policies, authorities and limits across the Group.

RISK AS A STRATEGIC DIFFERENTIATOR

Group strategy and risk appetite are developed together to ensure one informs the other and creates a strategy that delivers on becoming the best bank for our customers whilst helping Britain prosper and creating sustainable growth over time.

Risks are identified, managed and mitigated using our Risk Management Framework (see page 41). The principal risks we face, which could significantly impact the delivery of our strategy, are discussed on pages 42 to 45.

We believe effective risk management can be a strategic differentiator, in particular:

Sustainable growth

Embedding a risk culture that ensures proactive support and constructive challenge takes place across the business in order to deliver sustainable growth.

Prudent approach to risk

Implementing a prudent approach to risk appetite across the Group, aligned to the embedding of a strong risk culture, driven both from the top and across the wider business, ensures we operate within risk appetite.

Strong control framework

The Group’s Risk Management Framework (RMF) acts as the foundation for the delivery of effective risk control and ensures that the Group risk appetite is adhered to.

Effective risk analysis, management and reporting

Close monitoring and stringent reporting to all levels of management and the Board ensures appetite limits are maintained and are subject to stressed analysis at a risk type and portfolio level.

Business focus and accountability

Effective risk management is a key focus and is included in key performance measures against which individual business units are assessed. The business areas in the first line are accountable for risk but with oversight from a strong and importantly, independent, Second Line Risk Division.

ACHIEVEMENTS IN 2015

We have continued our strategic journey and created a foundation to deliver our objectives, through reacting to changing customer behaviour, maintaining our strong capital position and increasing dividend payments, whilst continuing to adapt to the ever changing regulatory environment. Close and collaborative working across the Group within risk culture and appetite has supported key risk-related deliverables in the year. These included:

Conduct

Deploying a consistent and relentless approach under the Group conduct strategy to ensure we deliver customer needs with an open and transparent culture.

Credit rating

In recognition of the delivery of the Group’s strategy, the three main credit rating agencies have either reaffirmed or upgraded our credit rating in the year.

State aid commitments

We have satisfied all material structural and behavioural commitments following the successful carve-out and disposal of TSB with respect to the State Aid commitments agreed with the European Commission under the State Aid regime in 2009. We are therefore no longer subject to restrictive behavioural commitments including the constraint on acquisitions, but continue to be bound by two remaining limited ancillary commitments which means that we remain subject to supervision by the European Commission with respect to these commitments until they cease to have effect on or before June 2017. Our strong risk management has assisted in the government’s continued sell-down of shares to a holding which is approximately 9 per cent.

Capital strength

We have maintained our strong capital position through a combination of increased underlying profit and lower risk-weighted assets, partially offset by PPI and other conduct charges, which enabled the Group to pay both an interim dividend at half year and to recommend the payment of both a full year ordinary dividend and a special dividend whilst maintaining strong capital ratios. In 2015 the Group participated in the UK-wide concurrent stress testing run by the Bank of England, comfortably exceeding both the capital and leverage minimum thresholds set.

Impairments

Through effective risk management our impairment charge has fallen to £568 million, while the impairment ratio fell to 0.14 per cent. Reduction in run-off assets and the sustained improvement in asset quality across the Group reflects our robust risk management framework which is ingrained across the entire business, as detailed on page 41.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK GOVERNANCE

The Board approves the Group’s overall RMF and sets risk appetite, both of which are designed to ensure that we manage our risks in the right way to achieve our agreed strategic objectives. It has a dedicated risk committee of non-executive directors who keep the design and performance of the Group’s RMF under close and regular scrutiny, and interact closely with the executive risk management committee operating at Group Executive Committee level. The Board and senior management encourage a culture of transparency and openness to ensure that issues are escalated promptly to them where required.

The Board approved RMF and risk appetite are put into effect using an enterprise-wide framework which applies to every area of the business and covers all types of risk. The framework is designed to ensure we follow a consistent approach to risk management and reporting throughout the Group, so that all risks are fully understood and managed in relation to our agreed risk appetite. It includes our policies, procedures, controls and reporting.

A high level structure is shown in the diagram below.

The framework is periodically reviewed, updated and approved by the Board to reflect any changes in the nature of our business and external regulations, law, corporate governance and industry best practice. This helps us to ensure we continue to meet our responsibilities to our customers, shareholders and regulators. Our risk appetite and the policy framework define clear parameters within which our business units must operate in order to deliver the best outcome for customers and stakeholders.

The Board delegates authorities for risk management through the Group Chief Executive and the management hierarchy to individuals, an approach which is consistent with the focus of the Senior Managers and Certification Regime (SM&CR) on the principle of individual accountability. At a senior level, executives are supported in their decision-making by a committee-based governance structure. The concept of individual accountability for risk management is embedded in the RMF and culture at every level, and guides the way all employees approach their work, behave and make decisions. An important element of the framework is the maintenance of strong internal controls which are owned and operated by individual business areas. The Group’s risk governance arrangements will support the effective implementation of the requirements of the SM&CR which comes into force in 2016.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE MOST SIGNIFICANT RISKS WE FACE WHICH COULD IMPACT THE DELIVERY OF OUR STRATEGY, TOGETHER WITH KEY MITIGATING ACTIONS, ARE OUTLINED BELOW.

This year we have added two new principal risks:

–	Insurance risk, reflecting that we are increasing our exposure to longevity risk, following our entry into the bulk annuity market in 2015; and

–	Governance risk, given increasing societal and regulatory focus on governance arrangements.

All risks have the potential to impact our strategic priorities and the summary below illustrates the most predominant strategic priority impacted by the principal risks and uncertainties detailed.

PRINCIPAL RISKS	KEY MITIGATING ACTIONS

Credit risk

The risk that customers to whom we have lent money or other counterparties with whom we have contracted, fail to meet their financial obligations, resulting in loss to the Group.

Adverse changes in the economic and market environment we operate in or the credit quality and/or behaviour of our customers and counterparties could reduce the value of our assets and potentially increase our write downs and allowances for impairment losses, adversely impacting profitability.

Example:

– Whilst we have a deep understanding of credit risks across our commercial, mortgage and other portfolios; a changing economic environment, e.g. interest rate rises, can impact on customer affordability and therefore our performance.

– Credit policy, incorporating prudent lending criteria, aligned with Board approved risk appetite, to effectively manage risk.

– Robust risk assessment and credit sanctioning, with clearly defined levels of authority to ensure we lend appropriately and responsibly.

– Extensive and thorough credit processes and controls to ensure effective risk identification, management and oversight.

– Effective, well-established governance process supported by independent credit risk assurance.

– Early identification of signs of stress leading to prompt action in engaging the customer.

Regulatory and legal risk

The risks of changing legislation, regulation, policies, voluntary codes of practice and their interpretation in the markets in which we operate can have a significant impact on the Group’s operations, business prospects, structure, costs and/or capital requirements and ability to enforce contractual obligations.

Examples:

– Increased regulatory oversight and Prudential regulatory requirements.

– Increased legislative requirements, such as ring-fencing legislation.

– The Legal, Regulatory and Mandatory Change Committee ensures we develop plans for delivery of all legal and regulatory changes and tracks their progress. Groupwide projects implemented to address significant impacts.

– Continued investment in people, processes, training and IT to assess impact and help meet our legal and regulatory commitments.

– Engage with regulatory authorities and relevant industry bodies on forthcoming regulatory changes, market reviews and Competition and Markets Authority investigations.

Conduct risk

Conduct risk can arise from a number of areas including selling products to customers which do not meet their needs; failing to deal with customers’ complaints effectively; not meeting customers’ expectations; and exhibiting behaviours which do not meet market or regulatory standards.

Example:

– The most significant conduct cost in recent years has been PPI mis-selling.

– Customer focused conduct strategy implemented to ensure customers are at the heart of everything we do.

– Product approval, review processes and outcome testing supported by conduct management information.

– Clear customer accountabilities for colleagues, with rewards driven by customer-centric metrics.

– Learning from past mistakes through root cause analysis of crystallised issues.

Operational risk

We face significant operational risks which may result in financial loss, disruption or damage to our reputation. These include the availability, resilience and security of our core IT systems and the potential for failings in our customer processes.

Examples:

– A resilient IT environment is critical to providing reliable services to customers and enabling sustainable growth.

– The dynamic threat posed by cyber risk and the potential for external attacks on the integrity of electronic data or the availability of systems.

– Continual review of our IT environment to ensure that systems and processes can effectively support the delivery of services to customers.

– Addressing the observations and associated resilience risks raised in the Independent IT Resilience Review (2013), with independent verification of progress on an annual basis.

– Investing in enhanced cyber controls to protect against external threats to the confidentiality or integrity of electronic data, or the availability of systems. Responding to findings from third party industry testing.

People risk

Key people risks include the risk that we fail to lead responsibly in an increasing competitive marketplace, particularly with the introduction of the SM&CR in 2016. This may dissuade capable individuals from taking up senior positions within the industry.

Example:

– Lack of colleague capacity and capability could impact the achievement of business objectives. Additional colleague stretch (including increased dependency on key staff) could result in a loss of expertise.

– Focused action on strategy to attract, retain and develop high calibre people.

– Maintain compliance with legal and regulatory requirements relating to the SM&CR, embedding compliant and appropriate colleague behaviours.

– Continued focus on our culture, delivering initiatives which reinforce behaviours to generate the best long-term outcomes for customers and colleagues.

– Maintain organisational people capability and capacity levels in response to increasing volumes of organisational and external market changes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

KEY RISK INDICATORS	ALIGNMENT TO STRATEGIC PRIORITIES AND FUTURE FOCUS

Impairment charge	Delivering sustainable growth
We have a UK customer focused, low risk, conservative and well balanced credit portfolio, managed through the economic cycle and supported by strong credit portfolio management.

Credit risk decisions are consistent, fair and responsible, taking account of customers’ circumstances.

Impaired assets	We support sustainable growth and meet our targets in the Helping Britain Prosper Plan while staying within prudent risk appetite.

Impairments remain below long term levels and are expected to normalise over time. Emerging credit risks that have the potential to increase impairment include the global and UK economic environment as it can impact customer and counterparties’ affordability.

Legal, regulatory and mandatory investment spend	Delivering sustainable growth
We are committed to operating sustainably and responsibly, and commit significant resource and expense to ensure we meet our legal and regulatory obligations.

We respond as appropriate to impending legislation and regulation and associated consultations and participate in industry bodies. We continue to be subject to significant ongoing and new legislation, regulation and court proceedings, with numerous developments in each of these areas.

FCA reportable complaints per 1,000 accounts (excl. PPI)[1]	Creating the best customer experience
As we transform and simplify our business, minimising conduct risk is critical to achieving our strategic goals and meeting market and regulatory standards. Our customer focused conduct strategy forms the foundation of our vision to be the best bank for customers, allowing us to create the best customer experience through learning from past mistakes.

1 This key risk indicator is also a key performance indicator (KPI).

Availability of core systems	Creating the best customer experience
We recognise the role that resilient technology plays in enabling us to create the best customer experience, and in maintaining banking services and trust across the wider industry. As such, the availability, resilience and security of our IT systems remains a key focus.

Our Cyber Programme continues to focus on improving the Groupwide cyber security controls and we regularly assess our cyber control environment, through both internal and third party testing.

Best bank for customers index	Creating the best customer experience
We continue to focus on developing colleagues, their capabilities and skills in order to create the best customer experience and to respond quickly to the rapidly evolving change in customers’ decision making.

The current regulatory regime presents some far reaching people implications in terms of personal accountability and remuneration arrangements. This coincides with the ongoing challenge of maintaining colleague capacity and capability to deliver our change agenda.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

PRINCIPAL RISKS	KEY MITIGATING ACTIONS

Insurance risk

Key insurance risks within the Insurance business are longevity, persistency and property insurance. Longevity risk is expected to increase with the 2015 entry into the bulk annuity market. Longevity is also the key insurance risk in the Group’s Defined Benefit Pension Schemes.

Examples:
Increases in life expectancy (longevity) beyond current assumptions will increase the cost of annuities and pension scheme benefits.

– Uncertain property insurance claims impact Insurance earnings and capital, e.g. extreme weather conditions, such as flooding, can result in high property damage claims.

– Insurance processes on underwriting, claims management, pricing and product design seek to control exposure to these risks. A team of longevity and bulk pricing experts has been built to support the new bulk annuity proposition.

– The merits of longevity risk transfer and hedging solutions are regularly reviewed for both the Insurance business and the Group’s Defined Benefit Pension Schemes.

– Property insurance exposure to accumulations of risk and possible catastrophes is mitigated by a broad reinsurance programme.

Capital risk

The risk that we have a sub-optimal amount or quality of capital or that capital is inefficiently deployed across the Group.

Example:

– A worsening macroeconomic environment could lead to adverse financial performance, which could deplete capital resources and/or increase capital requirements due to a deterioration in customers’ creditworthiness.

– A comprehensive capital management framework that sets and monitors capital risk appetite using a number of key metrics.

– Close monitoring of capital and leverage ratios to ensure we meet current and future regulatory requirements.

– Comprehensive stress testing analysis to evidence sufficient levels of capital adequacy under various adverse scenarios.

– Accumulation of retained profits and managing dividend policy appropriately.

Funding and liquidity risk

The risk that we have insufficient financial resources to meet our commitments as they fall due, or can only secure them at excessive cost.

Example:

– Our funding and liquidity position is supported by a significant and stable customer deposit base. A deterioration in either the Group’s or the UK’s credit rating, or a sudden and significant withdrawal of customer deposits, would adversely impact our funding and liquidity position.

– Holding a large portfolio of unencumbered LCR eligible liquid assets to meet cash and collateral outflows and regulatory requirements and maintaining a further large pool of secondary assets that can be used to access central bank liquidity facilities.

– Undertaking daily monitoring against a number of market and Group-specific early warning indicators and regular stress tests.

– Maintaining a contingency funding plan detailing management actions and strategies available in stressed conditions.

Governance risk

Against a background of increased regulatory focus on governance and risk management, the most significant challenges arise from the SM&CR in force from March 2016 and the requirement to improve the resolvability of the Group and to ring-fence core UK financial services and activities from January 2019.

Example:

– Non-compliance with or breaches of ring-fencing, resolution and SM&CR requirements will result in legal and regulatory consequences.

– Our response to the SM&CR is managed through a programme with work streams addressing each of the major components.

– A programme is in place to address the requirements of ring-fencing and resolution and we are in close and regular contact with regulators to develop plans for our anticipated operating and legal structures.

– Our aim is to ensure that evolving risk and governance arrangements continue to be appropriate across the range of business in the Group in order to comply with regulatory objectives.

Market risk

The risk that our capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the Banking business and equity and credit spreads in the Insurance business and the Group’s Defined Benefit Pension Schemes.

Examples:

– Earnings are impacted by our ability to forecast and model customer behaviour accurately and establish appropriate hedging strategies.

– The Insurance business is exposed indirectly to equity and credit markets through the value of future management charges on policyholder funds. Credit spread risk within the Insurance business primarily arises from bonds and loans used to back annuities. Credit spreads affect the value of the Group’s Defined Benefit Pension Schemes’ liabilities.

– Structural hedge programmes have been implemented to manage liability margins and margin compression, and the Group’s exposure to Bank Base Rate.

– Equity and credit spread risks are inherent within Insurance products and are closely monitored to ensure they remain within risk appetite. Where appropriate, asset liability matching is undertaken to mitigate risk.

– The allocation to credit assets has been increased and equity holdings reduced within the Group’s Defined Benefit Pension Schemes. A hedging programme is also in place to minimise exposure to nominal rates/inflation.

– Stress and scenario testing of Group risk exposures.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

KEY RISK INDICATORS	ALIGNMENT TO STRATEGIC PRIORITIES AND FUTURE FOCUS
Insurance (Life and Pensions) present value of new business premiums Insurance (General Insurance) gross written premiums	Creating the best customer experience
We are committed to meeting the changing needs of customers by working to provide a range of insurance products via multiple channels. The focus is on creating the best customer experience by helping customers protect themselves today whilst preparing for a secure financial future.

Strategic growth initiatives within Insurance are developed and managed in line with a defined risk appetite, aligned to the Group risk appetite and strategy.

Common equity tier 1 ratio[1]

Leverage ratio

1  This key risk indicator is also a key performance indicator (KPI).

2  Ratios are post interim and recommended full year dividends and adjusted, reflecting dividend paid by Insurance in February 2016 in respect of 2015 earnings.

Delivering sustainable growth
Ensuring we hold an appropriate level of capital to maintain financial resilience and marketconfidence, underpins our strategic objectives of supporting the UK economy and delivering sustainable growth.

Looking ahead, the Basel Committee is continuing to review aspects of the regulatory capital framework, and the Bank of England has consulted on its approach for setting minimum requirements for own funds and eligible liabilities. There is a risk that these could lead to higher capital requirements than we have anticipated in our strategic plans.

Regulatory liquidity Loan to deposit ratio 3 Individual liquidity adequacy standards eligible primary liquid assets.	Delivering sustainable growth
We maintain a strong funding position in line with our low risk strategy. Our funding position has been significantly strengthened in recent years and our loan to deposit ratio remains within the target range.

Liquid assets are broadly equivalent to our total wholesale funding and thus provide a substantial buffer in the event of continued market dislocation.

There is a risk that our options to fund our balance sheet are reduced in future, or that the cost of funding may increase which could impact our performance versus our strategic plans.

N/A	Becoming simpler and more efficient
Ring-fencing requirements ensure we become simpler and continue to create the best customer experience, through providing further protection to core Retail and SME deposits, provide transparency on our operations and facilitate the options available in resolution.

Resolution requirements are aimed at reducing the probability of failure and its impact on customers should we fail through continuity of critical banking services, helping rebuild trust in the financial services sector.

We already have a strong culture of ownership and accountability, and compliance with the SM&CR will enable us to further strengthen our ability to clearly demonstrate the responsibilities of Senior Managers and how these are discharged.

Pension surplus	Delivering sustainable growth
We manage our exposure to movements in market rates throughout the year, leading us to promote low volatility earnings and offer a comprehensive customer proposition with market risk hedging strategies to support strategic aims, including delivering sustainable growth.

Mitigating actions are implemented to reduce the impact of market movements, resulting in a stable capital position. This allows us to more efficiently utilise available capital resources to deliver sustainable growth.

By reducing the volatility in the Group’s Defined Benefit Pension Schemes through hedging in 2014, we have taken a conservative approach to risk in line with our strategy.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK MANAGEMENT

Risk management is at the heart of our strategy to become the best bank for customers.

Our mission is to support the business in delivering sustainable growth. This is achieved through informed risk decision making and superior risk and capital management, supported by a consistent risk-focused culture.

The risk overview (pages 40 to 45) provides a summary of risk management within the Group. It highlights the important role of risk as a strategic differentiator, risk achievements in 2015 and priorities for 2016 along with a brief overview of the Group’s risk governance structure and the principal risks faced by the Group and key mitigating actions.

This full risk management section provides a more in-depth picture of how risk is managed within the Group, detailing the Group’s emerging risks, approach to stress testing, risk governance, committee structure, appetite for risk (pages 46 to 54) and a full analysis of the primary risk drivers (pages 55 to 120) – the framework by which risks are identified, managed, mitigated and monitored.

Each risk driver is described and managed using the following standard headings: definition, appetite, exposures, measurement, mitigation and monitoring.

THE GROUP’S APPROACH TO RISK

The Group operates a prudent approach to risk with rigorous management controls to support sustainable business growth and minimise losses. Through a strong and independent risk function (Risk Division) a robust control framework is maintained to identify and escalate emerging risks to support sustainable business growth within risk appetite and through good risk reward decision making.

RISK CULTURE

The Board ensures that senior management implements risk policies and risk appetites that either limit or, where appropriate, prohibit activities, relationships and situations that could be detrimental to the Group’s risk profile.

As part of a conservative business model that embodies a risk culture founded on a prudent approach to managing risk, the Group refreshed its Codes of Business and Personal Responsibility in 2015 reinforcing its approach where colleagues are accountable for the risks they take and where the needs of customers are paramount.

The focus remains on building and sustaining long-term relationships with customers cognisant of the economic climate.

RISK APPETITE

–	Defined as ‘the amount and type of risk that the Group is prepared to seek, accept or tolerate.’

–	The Group’s strategy operates in tandem with its high level risk appetite which is supported by more detailed metrics and limits. An updated Risk Appetite Statement was approved by the Board in 2015. This incorporated challenge and recommendations from the Board Risk Committee and is fully aligned with Group strategy.

–	Risk appetite is embedded within principles, policies, authorities and limits across the Group and continues to evolve to reflect external market developments and composition of the Group.

–	Performance is optimised by allowing business units to operate within approved risk appetite and limits.

GOVERNANCE AND CONTROL

–	The Group’s approach to risk is founded on a robust control framework and a strong risk management culture which are the foundation for the delivery of effective risk management and guide the way all employees approach their work, behave and make decisions.

–	Governance is maintained through delegation of authority from the Board down to individuals through the management hierarchy. Senior executives are supported by a committee-based structure which is designed to ensure open challenge and support effective decision making.

–	The Group’s risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated where needed to ensure they remain fully in line with regulations, law, corporate governance and industry good-practice.

–	The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by both the Board and senior management.

–	Board-level engagement, coupled with the direct involvement of senior management in Groupwide risk issues at Group Executive Committee level, ensures that escalated issues are promptly addressed and remediation plans are initiated where required.

–	Line management is directly accountable for identifying and managing risks in their individual businesses, ensuring that business decisions strike an appropriate balance between risk and reward consistent with the Group’s risk appetite.

–	Clear responsibilities and accountabilities for risk are defined across the Group through a Three Lines of Defence model which ensures effective independent oversight and assurance in respect of key decisions.

RISK DECISION MAKING AND REPORTING

–	Taking risks which are well understood, consistent with strategy and with appropriate return is a key driver of shareholder value.

–	Risk analysis and reporting supports the identification of opportunities as well as risks.

–	An aggregate view of the Group’s overall risk profile, key risks and management actions, and performance against risk appetite, is reported to and discussed monthly at the Group Risk Committee (and a subset at the Group Asset and Liability Committee), with regular reporting to the Board Risk Committee and the Board.

–	Rigorous stress testing exercises are carried out to assess the impact of a range of adverse scenarios with different probabilities and severities to inform strategic planning.

–	The Chief Risk Officer regularly informs the Board Risk Committee (BRC) of the aggregate risk profile and as a member of the Board, has direct access to the Chairman and members of BRC.
46

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.1: Exposure to risk arising from the business activities of the Group

The table below provides a high level guide to how the Group’s business activities are reflected in its risk measures and balance sheet.

	Lloyds Banking Group
		Commercial	Consumer		Central
	Retail	Banking	Finance	Run-off	Items[1]	Insurance[2]	Total
Division	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk-weighted assets (RWAs)
– Credit risk[3]	48.8	83.4	17.6	10.0	12.7	–	172.5
– Counterparty credit risk[3]	–	9.1	–	–	0.6	–	9.7
– Operational risk	17.1	6.3	2.5	0.2	–	–	26.1
– Market risk	–	3.7	–	–	0.1	–	3.8
Total (excluding threshold)	65.9	102.5	20.1	10.2	13.4	–	212.1
– Threshold[4]	–	–	–	–	10.6	–	10.6
Total	65.9	102.5	20.1	10.2	24.0	–	222.7

1	Central items include assets held outside the main operating divisions, including exposures relating to Group Corporate Treasury which holds the Group’s liquidity portfolio, and Group Operations.

2	As a separate regulated business, Insurance maintains its own regulatory solvency requirements, including appropriate management buffers, and reports directly to Insurance Board. Insurance does not hold any RWAs, as its assets are removed from the Banking Group’s regulatory capital calculations. However, part of the Group’s investment in Insurance is included in the calculation of Threshold RWAs, subject to the CRD IV rules, while the remainder is taken as a capital deduction.

3	Exposures relating to the default fund of a central counterparty and credit valuation adjustments are included in Credit Risk and Counterparty Credit Risk respectively for the purposes of this table.

4	Threshold is presented on a fully loaded CRD IV basis. Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of deducted from CET1 capital. Significant investments primarily arise from the investment in the Group’s Insurance business.

PRINCIPAL RISKS

The Group’s principal risks are shown in the risk overview (pages 40 to 45). The Group’s emerging risks are shown overleaf. Full analysis of the Group’s risk drivers is on pages 55 to 120.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EMERGING RISKS

The Group considers the following to be risks that have the potential to increase in significance and affect the performance of the Group.

These risks are considered alongside the Group’s operating plan.

Risk		Key mitigating actions
Regulatory and legal change: The pace and volume of regulatory and legal change and developments including: competition; pensions; capital requirements; payments; accounting standards changes; Senior Managers and Certification Regime (SM&CR); and consumer protection laws, all have the potential to impact the delivery of our strategic objectives.	–	Continue to implement our conduct strategy ensuring the customer is at the heart of our business planning whilst working closely with regulatory authorities and industry bodies to ensure that the Group can identify and respond to the evolving regulatory landscape.

	–	Programmes in place to deliver SM&CR by March 2016 implementation and ring-fencing and resolution by January 2019.
Low interest rate environment: Continuation of the present low interest rate environment has the potential to negatively impact the delivery of the Group’s strategic and operational objectives. As a result there may be a requirement to review our cost and investment priorities.	–	Regular reviews and updates to strategic milestones provide opportunity to reposition and reprioritise to minimise and negate potential impacts.
Response to market changes (agility): The dynamic nature of external influences has the potential to impact the delivery of the strategy and risk profile of the Group. As technology advances, the typical banking model is evolving, and as such, operational complexity has the potential to restrict the Group’s speed of response.	–	Organisational and behavioural effectiveness is reviewed through regular Group Strategic Reviews, ensuring the continued drive for simplicity and efficiency, and the building of new capabilities to support sustainable growth.

	–	Sustained and continuing investment in digital capability and customer channels with our plans progressively updated to reflect market trends and customer behaviour.
Conduct risk: In a low growth environment we cannot compromise on our Conduct Strategy for revenue growth. Further provisions for legacy issues may be required if issues emerge which require remediation.	–	Rigorous implementation of our conduct strategy with customer needs at the centre rather than a product driven model.

	–	Programmes in place to deliver redress to customers with Groupwide rectification governance in place to enhance effectiveness.
Data integrity, IT and cyber: Cyber remains an evolving threat to the Group and its strategic objectives. Increased digital interconnectivity across the Group, its customers and suppliers has the potential to heighten our vulnerability to cyber-attacks, which could disrupt service for customers, and cause financial loss and reputational damage.	–	Delivery of the Group cyber control framework, aligned to industry-recognised cyber security framework, and continued investment in the Group’s Cyber Programme to ensure integrity of key systems and processes remains a priority.

	–	Resilience programmes in place to protect the integrity and availability of the Group’s systems and mitigate the impacts of cyber-attacks.
Market liquidity: Financial markets continue to exhibit signs of a lack of liquidity and potential impacts include the speed at which structural hedging can be undertaken and relevant asset portfolio liquidated.	–	Market liquidity is reviewed on a regular basis through specific committees which approve funding plans, based on detailed analysis to ensure regulatory compliance and future liquidity requirements are satisfied.
Ring-fencing and resolution: UK ring-fencing legislation, regulation and rules impact the Group’s business and operating model and could impact the ability to, and cost of, serving customers effectively to a greater extent than current assumptions, with potential changes in the competitive landscape and changes to customer and market behaviour.	–	Engagement with relevant governmental and regulatory bodies and other agencies to deliver compliance by January 2019.

	–	Business model design will optimise delivery of the full range of services to ring-fenced Bank customers through the provision of certain propositions from Group entities outside the ring-fence.
Leveraging data: Increasing regulatory scrutiny under EU Data Protection Regulation may limit the extent to which customer data can be used to support the Group in achieving its strategic objectives.	–	Assessment of the possible impacts of legislation is ongoing and the Group expects to deliver enhanced systems to fulfil related regulatory requirements.

	–	Chief Data Officer reviewing Groupwide operating model and aligning the Group’s appetite appropriately.
UK political uncertainty: An EU in-out referendum has been called for the 23 June 2016. In the event that the referendum outcome determines an exit from the EU, there may be an impact on UK trade, the domestic economy and inward investment and, in the short term, the potential for market volatility.	–	The Group will monitor and assess the potential impacts on an on-going basis, manage exposures according to its current risk appetite and continue to review our existing contingency plans for market volatility before and after the referendum.
Geopolitical shocks: Current uncertainties could further impede the global economic recovery and adjustment from a period of ultra-accommodative monetary policy. Events in China, Russia and the Middle-East, as well as terrorist activity, have the potential to trigger changes in market risk pricing which could lead to rising funding costs.	–	Current risk appetite criteria limits single counterparty bank and non-bank exposures complemented by a UK-focused strategy.

	–	The Group’s Financial Stability Forum is in place to develop and maintain the Group’s Stability Response Plan, whilst also acting as a Rapid Reaction Group, meeting when external crises occur.
48

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAPITAL STRESS TESTING

OVERVIEW

Stress testing is recognised as a key risk management tool within the Group by the Board, senior management, the businesses and the Risk and Finance functions. Stress testing is fully embedded in the planning process of the Group as a key activity in medium term planning. Senior management is actively involved in stress testing activities via a strict governance process.

The Group uses scenario stress testing to:

–	Assess its strategic plans to adverse economic conditions and understand key vulnerabilities of the Group.

–	Assess results against Board risk appetite to ensure the Group is managed within its risk parameters, allowing senior management and the Board to adjust strategies if the plan does not meet risk appetite in a stressed scenario. At the same time, the results of the stress tests will also inform the setting of risk appetite by assessing the underlying risks under stress conditions.

–	Drive the development of potential actions and contingency plans to mitigate the impact of adverse scenarios. Stress testing also links directly to the Group’s Recovery Planning process.

–	Support the Internal Capital Adequacy Assessment Process (ICAAP) by demonstrating capital adequacy, and meet the requirements of regulatory stress tests that are used to inform the setting of the Group’s PRA buffer (see Capital Risk on pages 111 to 116).

–	Meet the required standards and the information needs of internal and external stakeholders, including regulators.

REGULATORY STRESS TESTS

During 2015, the Group was subject to the UK-wide concurrent stress test run by the Bank of England. As announced in December, the Group comfortably exceeded the capital thresholds set by the regulator and was not required to take any action as a result of this test.

INTERNAL STRESS TESTS

At least on an annual basis, the Group conducts a detailed macroeconomic stress test of the operating plan, which is supplemented with higher-level refreshes if necessary. The exercise aims to highlight the key vulnerabilities of the Group to adverse changes in the economic environment, and to ensure that there are adequate financial resources in the event of a downturn. The internal stress test includes different economic scenarios, both in terms of severity and focus (for example exploring the impacts of both low and high interest rate environments).

REVERSE STRESS TESTING

Reverse stress testing is used to explore the vulnerabilities of the Group’s strategies and plans to extreme adverse events that would cause the business to fail, in order to facilitate contingency planning. The scenarios used are those that would cause the Group to be unable to carry on its business activities. Where reverse stress testing reveals plausible scenarios with an unacceptably high risk when considered against the Group’s risk appetite, the Group will adopt measures to prevent or mitigate that risk, which are then reflected in strategic plans.

OTHER STRESS TESTING ACTIVITY

The Group’s stress testing programme also involves undertaking assessment of operational risk scenarios, liquidity scenarios, market risk sensitivities and business specific scenarios (see the principal risks on pages 55 to 120 for further information on risk specific stress testing). If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide ranging programme provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group.

METHODOLOGY

The stress tests at all levels must comply with all regulatory requirements, achieved through comprehensive construction of macroeconomic scenarios and a rigorous divisional, functional and executive review and challenge process, supported by analysis and insight into impacts on customers and business drivers.

The Chief Economist’s Office develops the internal macroeconomic scenarios used by the Group, based on key uncertainties for the Group’s economic outlook. A wide set of economic parameter assumptions is constructed, with over 150 metrics provided such as Gross Domestic Product, Base Rate, unemployment, property indices, insolvencies and corporate failures to facilitate modelling of scenarios across the Group. Where an external scenario is provided, as was the case with the UK-wide concurrent Bank of England stress exercise, the Chief Economist’s Office broadens the externally supplied parameters to the level of detail required by the Group.

The engagement of all required Risk and control areas is built into the preparation process, so that the appropriate analysis of each risk driver’s impact upon the business plans is understood and documented. The methodologies and modelling approach used for stress testing ensure that a clear link is shown between the macroeconomic scenarios, the business drivers for each area and the resultant stress testing outputs. All material assumptions used in modelling are documented and justified, with a clearly communicated review and sign-off process. Modelling is supported by expert judgement and is subject to the Group Model Governance Policy.

Below is an overview of the principal output responsibilities by team:

–	Finance teams in the business prepare and review finance related stress testing results including, but not limited to, income, margins, costs, lending and deposit volumes.

–	Credit risk and market risk teams prepare and review risk-related stress outputs, including, but not limited to, impairment charges, risk-weighted assets, expected loss and trading losses.

–	The Group Corporate Treasury team reviews the stress outputs and evaluates the impact upon the Group’s Capital and Funding Plan.

–	The Central Finance and Tax teams consolidate the Group position and assess the tax and regulatory capital impacts.

–	The Group Financial Risk team provides oversight of the Finance and Risk stress submissions as well as the consolidated Group position and capital ratios, and produces analysis packs for the Group’s senior committees.
49

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GOVERNANCE

Clear accountabilities and responsibilities for stress testing are assigned to senior management and the Risk and Finance functions throughout the Group. This is formalised through the Group Business Planning and Stress Testing Policy and Procedures, which are reviewed at least annually.

The Group Financial Risk Committee (GFRC), chaired by the Chief Risk Officer and attended by the Chief Finance Officer and other senior Risk and Finance colleagues, is the Committee that has primary responsibility for overseeing the development and execution of the Group’s stress tests.

The review and challenge of the detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs are finalised by the divisional Finance Director’s, appropriate Risk Director’s and Managing Director’s sign-off. The outputs are then presented to GFRC, Group Risk Committee/Group Executive Committee and Board Risk Committee for Group-level executive review and challenge, before being approved by the Board.

HOW RISK IS MANAGED IN LLOYDS BANKING GROUP

The Group’s Risk Management Framework (RMF) (see risk overview, page 41) is structured around the following nine components which meet and align with the industry-accepted internal control framework issued by the Committee of Sponsoring Organisations of the Treadway Commission. The RMF provides the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across the Group.

Role of the Board and senior management – key responsibilities of the Board and senior management include:

–	setting risk appetite and approval of the RMF;

–	approval of Groupwide risk principles and policies;

–	the cascade of delegated authority (for example to Board sub-committees and the Group Chief Executive); and

–	effective oversight over risk management consistent with the risk appetite.

RISK APPETITE

–	Risk appetite is defined within the Group as ‘the amount and type of risk that the Group is prepared to seek, accept or tolerate’.

–	Risk appetite is documented in a Board Risk Appetite Statement reviewed by the Board Risk Committee and approved annually by the Board. The Board Risk Appetite is aligned to the Risk Appetite Framework, and in turn the RMF and Group Risk Principles. An updated Board Risk Appetite Statement was approved by the Board in 2015.

–	The Board metrics are supported by more detailed sub-Board appetite functional risk metrics and sub-Board appetite divisional risk metrics.

–	The Group’s strategy operates in tandem with the Board Risk Appetite and business planning is undertaken with a view to meeting the requirements of the Board Risk Appetite.

–	Risk appetite is embedded within principles, policies, authorities and limits across the Group and continues to evolve to reflect external market developments and composition of the Group.

–	The Board Risk Committee is responsible for overseeing the development, implementation and maintenance of the Group’s overall risk management framework and its risk appetite, to ensure they are in line with emerging regulatory, corporate governance and industry best practice.

Accountabilities under the Risk Appetite Framework are apportioned as follows:

Board:

–	Approves the type and level of risk the Group is prepared to accept and the boundaries within which management must operate when setting strategy and executing the business plan.

–	Holds the Group Chief Executive and other Senior Executives accountable for the integrity of the Board Risk Appetite Statement.

–	Reviews and approves reporting against the Board Risk Appetite Statement.

–	Ensure executive remuneration is aligned with risk appetite adherence.

Group Chief Executive and Group Executive Committee members (GEC):

–	Ensure that the Board Risk Appetite Statement is developed in collaboration with the Chief Risk Officer and is fully embedded in the business.

–	Ensure resources and processes are in place to support the Board Risk Appetite framework.

–	Are accountable for the integrity of the Board Risk Appetite Statement, including the timely identification and escalation of breaches and for developing mitigating actions.

–	Ensure risk appetite is fully embedded across strategy, planning, decision-making processes and remuneration.

–	Monitor compliance with Board Risk Appetite.

Group Chief Risk Officer:

–	Develops the Board Risk Appetite Statement in collaboration with the Group Chief Executive and other GEC members.

–	Obtains the Board’s support and approval of the Board Risk Appetite Statement.

–	Oversees that the metrics are fully embedded by the business and reported on a monthly basis.

–	Ensures breaches are identified, escalated and appropriate mitigating action is taken by the business.
50

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk appetite is embedded across the Group in the following ways:

–	Communication – Board Risk Appetite metrics developed and agreed with business and operational teams. In addition Board Risk Appetite cascaded down into more detailed metrics and limits within Functional and Divisional sub-Board Risk Appetite Statements along with additional supporting metrics which should be used to drive local decision making and behaviours.

–	Policies – Group policies are aligned with Risk Appetite Statement.

–	Reporting – Performance against Board Risk Appetite metrics reported to Divisional, Functional, and Group Risk Committees and the BRC and Board.

–	Performance Management – Group and Divisional Scorecards include adherence to risk appetite as a general measure and include more detailed risk appetite measures which are pertinent for that area of the Group.

–	Key Decision Making – Strategy operates in tandem with risk appetite and the Group’s annual Operating Plan is developed within the boundaries set by risk appetite.

Governance frameworks – the Policy framework is founded on Board-approved key principles for the overall management of risk in the organisation, which are aligned with Group strategy and risk appetite and based on a current and comprehensive risk profile that identifies all material risks to the organisation. The principles are underpinned by a hierarchy of policies which define mandatory requirements for risk management and control which are consistently implemented across the Group. The risk committee governance framework is outlined below.

Three Lines of Defence model – the RMF is implemented through a ‘Three Lines of Defence’ model which defines clear responsibilities and accountabilities and ensures effective independent oversight and assurance activities take place covering key decisions.

–	Business lines (first line) have primary responsibility for risk decisions, identifying, measuring, monitoring and controlling risks within their areas of accountability. They are required to establish effective governance, and control frameworks for their business to be compliant with Group Policy requirements, to maintain appropriate risk management skills, mechanisms and toolkits, and to act within Group risk appetite parameters set and approved by the Board.

–	Risk Division (second line) is a centralised function providing oversight and independent constructive challenge to the effectiveness of risk decisions taken by business management, providing proactive advice and guidance, reviewing challenging and reporting on the risk profile of the Group and ensuring that mitigating actions are appropriate.

–	Group Audit (third line) provides independent, objective assurance and consulting activity designed to add value and improve the organisation’s operations. It helps the Group accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control and governance processes. Group Audit provides independent assurance to the Audit Committee and the Board that risks within the Group are recognised, monitored and managed within acceptable parameters. Group Audit is fully independent of the Risk Division and the business, and seeks to ensure objective challenge to the effectiveness of the risk governance framework.

Mandate of the Risk Division – the objective of Risk Division is to provide both proactive advice and constructive challenge to the business. It also has a key role in promoting the implementation of a strategic approach to risk management reflecting the risk appetite and RMF agreed by the Board that encompasses:

–	embedded effective risk management processes;

–	transparent focused risk monitoring and reporting;

–	provision of expert and high quality advice and guidance to the Board, executives and management on strategic issues and horizon scanning including pending regulatory changes; and

–	a constructive dialogue with the first line through provision of advice, development of common methodologies, understanding, education, training, and development of new tools.

Risk Division, headed by the Chief Risk Officer, consists of six risk directors and their specialist teams. These teams provide oversight and independent challenge to business management and support senior management and the Board with independent reporting on risks and opportunities. Risk directors, responsible for each risk type, meet on a regular basis under the chairmanship of the Chief Risk Officer to review and challenge the risk profile of the Group and to ensure that mitigating actions are appropriate.

The Chief Risk Officer is accountable for developing and leading an industry-wide recognised Risk function that adds value to the Group by:

–	providing a regular comprehensive view of the Group’s risk profile, key risks both current and emerging, and management actions;

–	(with input from the business areas and Risk Division) proposing Group risk appetite to the Board for approval, and overseeing performance of the Group against risk appetite;

–	developing an effective RMF which meets regulatory requirements for approval by the Board, and overseeing execution and compliance; and

–	challenging management on emerging risks and providing expert risk and control advice to help management maintain an effective risk and control framework.

The Risk Directors:

–	provide independent advice, oversight and challenge to the business;

–	design, develop and maintain policies, specific functional risk type frameworks and guidance to ensure alignment with business imperatives and regulatory requirements;

–	establish and maintain appropriate governance structures, culture, oversight and monitoring arrangements which ensure robust and efficient compliance with relevant risk-type risk appetites and policies;

–	lead regulatory liaison on behalf of the Group including horizon scanning and regulatory development for their risk type; and

–	propose risk appetite and oversight of the associated risk profile across the Group.
51

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk identification, measurement and control – the process for risk identification, measurement and control is integrated into the overall framework for risk governance. Risk identification processes are forward looking to ensure emerging risks are identified. Risks are captured in comprehensive risk logs/registers, and measured using robust and consistent quantification methodologies. The measurement of risks includes the application of stress testing and scenario analysis, and considers whether relevant controls are in place before risks are incurred.

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

All business areas complete a Control Effectiveness Review annually, reviewing the effectiveness of their internal controls and putting in place a programme of enhancements where appropriate. Executives from each business area and each GEC member challenge and certify the accuracy of their assessment. This key process is overseen and independently challenged by Policy Owners, Risk Division and Group Audit, and reported to the Board.

Culture – supporting the formal frameworks of the RMF is the underlying culture, or shared behaviours and values, which sets out in clear terms what constitutes good behaviour and good practice. In order to effectively manage risk across the organisation, the functions encompassed within the Three Lines of Defence have a clear understanding of risk appetite, business strategy and an understanding of (and commitment to) the role they play in delivering it. A number of levers are used to reinforce the risk culture, including tone from the top, clear accountabilities, effective communication and challenge and an appropriately aligned performance incentive and structure.

Resources and capabilities – appropriate mechanisms are in place to avoid over-reliance on key personnel or system/technical expertise within the Group. Adequate resources are in place to serve customers both under normal working conditions and in times of stress, and monitoring procedures are in place to ensure that the level of available resource can be increased if required. Colleagues undertake appropriate training to ensure they have the skills and knowledge necessary to enable them to deliver fair outcomes for customers, being mindful of the Group’s Conduct Strategy, Customer Treatment Policy/Standards and Financial Conduct Authority requirements.

There is ongoing investment in risk systems and models alongside the Group’s investment in customer and product systems and processes. This drives improvements in risk data quality, aggregation and reporting leading to effective and efficient risk decisions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK GOVERNANCE

The risk governance structure below is integral to effective risk management across the Group. Risk Division is appropriately represented on key committees to ensure that risk management is discussed in these meetings. This structure outlines the flow and escalation of risk information and reporting from business areas and Risk Division to GEC and Board. Conversely, strategic direction and guidance is cascaded down from the Board and GEC.

Company Secretariat support senior and Board level committees, and support the Chairs in agenda planning. This gives a further line of escalation outside the Three Lines of Defence.

Table 1.2: Risk governance structure

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BOARD, EXECUTIVE AND RISK COMMITTEES

The Group’s risk governance structure (see table 1.2) strengthens risk evaluation and management, while also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.

Assisted by the Board Risk and Audit Committees, the Board approves the Group’s overall governance, risk and control frameworks and risk appetite. Refer to the Corporate Governance section on pages 156 to 182, for further information on Board committees.

The divisional/functional risk committees review and recommend divisional/functional risk appetite and monitor local risk profile and adherence to appetite.

Insurance, which is subject to separate regulation, has its own Board and governance structure. The Insurance Board, assisted by a Risk Oversight Committee and Audit Committee, approves the governance, risk and control frameworks for the Insurance business and the Insurance business risk appetite, ensuring it aligns with the Group’s framework and risk appetite.

Table 1.3: Executive and Risk Committees

The Group Chief Executive is supported by the following:

Committees	Risk focus
Group Executive Committee (GEC)	Supports the Group Chief Executive in exercising his authority in relation to material matters having strategic, cross-business area or Groupwide implications.
Group Risk Committee (GRC)	Reviews and recommends the Group’s risk appetite and governance, risk and control frameworks, material Group policies and the allocation of risk appetite. The committee also regularly reviews risk exposures and risk/ reward returns and approves material risk models.
Group Asset and Liability Committee (GALCO)	Responsible for the strategic management of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. It is also responsible for the risk management framework for market risk, liquidity risk, capital risk and earnings volatility.
Group Customer First Committee (GCFC)	Provides a Groupwide perspective on the progress of Group’s, Divisions’ and Functions’ implementation of initiatives which enhance the delivery of customer outcomes and customer trust, and set and promote the appropriate tone from the top to fulfil the Group’s vision to become the Best Bank for Customers and Help Britain Prosper.
Group Product Governance Committee	Provides strategic and senior oversight over design, launch and management of products including new product approval, periodic product reviews and management of risk in the back book.
Executive Compensation Committee	Provides governance and oversight for Groupwide remuneration matters and policies.
Pensions Committee	Supports the Chief Financial Officer in relation to Group pension arrangements.

The Group Risk Committee is supplemented by the following committees to ensure effective oversight of risk management:

Credit Risk Committees	Responsible for the development and effectiveness of the relevant credit risk management framework, clear description of the Group’s credit risk appetite, setting of credit policy, and compliance with regulatory credit requirements.
Group Market Risk Committee (GMRC)	Monitors and reviews the Group’s aggregate market risk exposures and concentrations and provides a proactive and robust challenge around business activities giving rise to market risks.
Group Conduct, Compliance and Operational Risk Committee	Responsible for monitoring breaches, material events and risk issues and conducting deep dive assessments on specific Conduct, Compliance or Operational Risk subjects to inform corrective action along with the sharing of information and best practice.
Group Financial Crime Committee	Reviews and challenges the management of financial crime risk including the overall strategy and performance and engagement with financial crime authorities. The committee is accountable for ensuring that, at Group level, financial crime risks are effectively identified and managed within risk appetite and that strategies for financial crime prevention are effectively co-ordinated and implemented across the Group.
Group Financial Risk Committee	Responsible for reviewing, challenging and recommending to GEC/GRC, the Group Individual Liquidity Adequacy Assessment and Internal Capital Adequacy Assessment Process submissions, the Group Recovery Plan, and the annual stress testing of the Group’s operating plan, PRA and EBA stress tests, and any other analysis as required.
Group Model Governance Committee	Responsible for setting the framework and standards for model governance across the Group, including establishing appropriate levels of delegated authority and principles underlying the Group’s risk modelling framework, specifically regarding consistency of approach across business units and risk types. It approves risk models other than material models which are approved by GRC.
54

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FULL ANALYSIS OF RISK DRIVERS

The Group’s risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided below.

PRIMARY RISK DRIVERS

Credit risk[1]	Conduct risk[1]	Market risk[1]	Operational risk[1]	Funding and liquidity risk[1]	Capital risk[1]	Regulatory and legal risk[1]	Insurance risk[1]	People risk[1]	Financial reporting risk	Governance risk[1]
Page 56	Page 93	Page 94	Page 101	Page 103	Page 111	Page 117	Page 117	Page 118	Page 119	Page 120
[1]	The Group considers these to be principal risks. See risk overview pages 42 to 45 for further details.

SECONDARY RISK DRIVERS

Portfolio concentration risk Counterparty credit risk Country risk Collateral management risk	Customer risk Product risk Product distribution/ advice risk	Interest rate risk Equity risk Foreign exchange risk Credit spread risk Inflation risk Property risk Alternative assets risk Basis risk Commodity risk

Regulatory and

legal process

Client money/

fiduciary

obligations

Conduct

process

Financial crime

Fraud

People

process

Sourcing

Service
provision

Physical

security and health and safety

Information and

cyber security

IT systems

Change

Business

process

Financial

reporting

process

Governance

process

Risk process

Operational resilience

			Funding risk Liquidity risk	Capital sufficiency Capital efficiency	Compliance risk Competition risk Legal risk	Longevity risk Mortality risk Morbidity risk Customer behaviour risk (including persistency risk) Property insurance risk Expenses risk	Resourcing Performance and reward Culture and engagement Talent and succession Learning Wellbeing Legal and regulatory (people)	Financial and prudential regulatory reporting Tax reporting and compliance Pillar 3 disclosure Financial delegated authorities	Governance Disclosure Model risk Ethics

The Group considers both reputational and financial impact in the course of managing all its risks and therefore does not classify reputational impact as a separate risk driver.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CREDIT RISK

DEFINITION

The risk that customers to whom we have lent money or other counterparties with whom we have contracted, fail to meet their financial obligations (both on and off balance sheet), resulting in loss to the Group.

RISK APPETITE

Credit risk appetite is described and reported on a monthly basis through a suite of Board metrics derived from credit portfolio performance measures. The Board metrics are supported by more detailed sub-Board appetite metrics at Divisional and Business level and by a comprehensive suite of credit risk appetite statements, credit policies, sector caps, and product and country limits to manage concentration risk and exposures within the Group’s approved risk appetite. The metrics cover but are not limited to geographic concentration, single name customer concentration, product exposure, Loan to Value ratios (LTVs), higher risk sector concentration, limit utilisation, leveraged exposure, equity exposure, affordability and the obligor quality of new to bank lending.

Credit risk appetite statements and credit policies are regularly reviewed to ensure that the metrics continue to reflect the Group’s risk appetite appropriately. For further information on risk appetite, refer to page 46.

EXPOSURES

The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments, debt securities and derivatives to customers, financial institutions and sovereigns. The credit risk exposures of the Group are set out in note 53 on page F-91. Credit risk exposures are categorised as ‘retail’, arising primarily in the Retail, Consumer Finance and Run-off divisions, and some small and medium sized enterprises (SMEs) and ‘corporate’ (including corporates, banks, financial institutions, sovereigns and larger SMEs) arising primarily in the Commercial Banking, Run-off and Insurance divisions and Group Corporate Treasury (GCT).

In terms of loans and advances, (for example loans and overdrafts) and contingent liabilities (for example credit instruments such as guarantees and standby, documentary and commercial letters of credit), credit risk arises both from amounts advanced and commitments to extend credit to a customer or bank as required within documentation. With respect to commitments to extend credit, the Group is potentially exposed to loss in an amount equal to the total unused commitments. However, the likely amount of loss is less than the total unused commitments, as most retail commitments to extend credit can be cancelled without notice and the creditworthiness of customers is monitored regularly. Most commercial term commitments to extend credit are contingent upon customers maintaining specific credit standards, which together with the creditworthiness of customers are monitored regularly.

Credit risk also arises from debt securities and derivatives. The total notional principal amount of interest rate, exchange rate, credit derivative and other contracts outstanding at 31 December 2015 is shown on page 65. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 53 on page F-90.

Credit risk exposures in the Insurance business largely result from holding bond and loan assets in the shareholder funds (including the annuity portfolio) and from exposure to reinsurers.

The investments held in the Group’s defined benefit pension schemes also expose the Group to credit risk. Note 31 on page F-46 provides further information on the defined benefit schemes’ assets and liabilities.

Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose the Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If the Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance. This may be because the borrower is in financial difficulty, or because the terms required to refinance are outside acceptable appetite at the time. Refinance risk exposures are managed in accordance with the Group’s existing credit risk policies, processes and controls, and are not considered to be material given the Group’s prudent and through the cycle credit risk appetite. Where heightened refinance risk exists (such as in Commercial Banking’s Business Support Unit (BSU) or the Run-off book) exposures are minimised through intensive account management and would be impaired and/or forborne where appropriate.

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

For regulatory capital purposes the Group’s rating systems assess probability of default and if appropriate, exposure at default and loss given default, in order to derive an expected loss. If not appropriate, regulatory prescribed exposure at default and loss given default values are used in order to derive Risk-Weighted Assets (RWAs) and regulatory Expected Loss (EL). In contrast, impairment allowances are recognised for financial reporting purposes only for loss events that have occurred at the balance sheet date, based on objective evidence of impairment. Due to the different methodologies applied, the amount of incurred credit losses provided for in the financial statements differs from the amount determined from the regulatory expected loss models. Note 2(H) on page F-15 provides details of the Group’s approach to the impairment of financial assets.

The obligor quality measurement of both retail and commercial counterparties is largely based on the outcomes of credit risk (probability of default – PD) models. The Group operates a number of different regulatory rating models, typically developed internally using statistical analysis and management judgement – retail models rely more on the former, commercial models include more of the latter, especially in the larger corporate and more specialised lending portfolios. Internal data is supplemented with external data in model development, where appropriate.

The models vary, inter alia, in the extent to which they are ‘point in time’ versus ‘through the cycle’. The models are subject to rigorous validation and oversight/governance including, where appropriate, benchmarking to external information.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In the principal retail portfolios, exposure at default and loss given default models are also in use. For regulatory reporting purposes, counterparties are also segmented into a number of rating grades, each representing a defined range of default probabilities and exposures migrate between rating grades if the assessment of the counterparty probability of default changes. The Retail Master scale comprises 13 non-default ratings and 1 default rating.

MITIGATION

The Group uses a range of approaches to mitigate credit risk.

Prudent, through the cycle credit principles, risk policies and appetite statements: The independent Risk Division sets out the credit principles, risk policies and risk appetite statements. Principles and policies are reviewed regularly, and any changes are subject to a review and approval process. Policies and risk appetite statements, where appropriate, are supported by procedures, which provide a disciplined and focused benchmark for credit decisions. Risk oversight teams monitor credit performance trends, review and challenge exceptions to planned outcomes, and test the adequacy of credit risk infrastructure and governance processes throughout the Group, which includes tracking portfolio performance against an agreed set of key appetite tolerances. Oversight and reviews are also undertaken by Group Audit and Credit Risk Assurance.

Strong rating systems and controls: The Group has established an independent team in the Risk Division that sets common minimum standards, designed to ensure risk models and associated rating systems are developed consistently and are of sufficient quality to support business decisions and meet regulatory requirements. Internal rating systems are developed and owned by the Risk Division. The designated model owner takes responsibility for ensuring the validation of the rating systems, supported and challenged by an independent specialist Group function.

Limitations on concentration risk: Credit risk management includes portfolio controls on certain industries, sectors and product lines to reflect risk appetite as well as individual, customer and bank limit guidelines. Credit policies and appetite statements are aligned to the Group’s risk appetite and restricts exposure to higher risk countries and more vulnerable sectors and segments. Note 18 on page F-38 provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional certain minimum policy and/or guideline requirements. The Group’s large exposures are detailed to the Board and reported in accordance with regulatory reporting requirements.

Robust country risk management: The Board sets country risk appetite. Within this, country limits are authorised by the country risk appetite committee, taking into account economic, financial, political and social factors. Group policies stipulate that these limits must be consistent with, and support, the approved business and strategic plans of the Group.

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

Stress testing and scenario analysis: The Group’s credit portfolios are also subjected to regular stress testing, with stress scenario assessments run at various levels of the organisation. Exercises focused on individual divisions and portfolios are performed in addition to the Group led and regulatory stress tests. For further information on the stress testing process, methodology and governance refer to page 49.

Frequent and robust credit risk oversight and assurance: Undertaken by independent Credit Risk Assurance functions operating within Retail and Consumer Credit Risk and Commercial Banking which are part of the Group’s second line of defence. Its primary objective is to provide reasonable and independent oversight that credit risk is being managed with appropriate and effective controls.

Group Audit performs the third line of credit risk assurance. A specialist team within Group Audit, comprising experienced credit professionals, is in place to carry out independent risk based internal control audits, providing an assessment of the effectiveness of internal credit controls, credit risk classification and the raising of impairment provisions. These audits cover the diverse range of the Group’s businesses and activities, and include both ’standard’ risk based audits and reviews as well as bespoke assignments to respond to any emerging risks or regulatory requirement. The work of Group Audit therefore continues to provide executive, senior management and Board Audit Committee with assurance on effectiveness of credit risk controls, as well as appropriateness of impairments.

Additional mitigation for Retail and Consumer Finance customers

The Group uses a variety of lending criteria when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant’s previous credit history using information held by Credit Reference Agencies (CRA). The Group also assesses the affordability of the borrower under a stressed interest rate scenario. In addition, the Group has in place quantitative limits such as product maximum limits, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are hard limits above which the Group will reject the application. The Group also has certain criteria that are applicable to specific products such as for applications for a mortgage on a property that is to be let by the applicant, Retail and Consumer Finance affordability assessments are compliant with relevant regulatory conduct guidelines.

For UK mortgages, the Group’s policy is to reject all standard applications with a Loan to Value (LTV) greater than 90 per cent. Applications with a LTV up to 95 per cent are permitted for certain schemes, for example the UK government’s Help to Buy scheme. For mainstream mortgages the Group has maximum per cent LTV limits which depend upon the loan size. These limits are currently:

Table 1.4: UK mainstream loan to value analysis

Loan size From	To	Maximum LTV
£1	£570,000	95%
£570,001	£750,000	90%
£750,001	£1,000,000	85%
£1,000,001	£2,000,000	80%
£2,000,001	£5,000,000	70%

For mainstream mortgages greater than £5,000,000 the maximum LTV is 50 per cent. Buy-to-let mortgages are limited to a maximum of £1,000,000 and 75 per cent LTV. All mortgage applications above £500,000 are subject to manual underwriting.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Group’s approach to underwriting applications for unsecured products ensures that lending is affordable and sustainable. The Group takes reasonable steps to validate information used in the assessment of a customer’s income and expenditure. The Group rejects any application for an unsecured lending product where a customer is registered as bankrupt or insolvent, or has a County Court Judgment in excess of £1,000 registered at a CRA used by the Group. In addition, the Group rejects any applicant with total unsecured debt greater than £50,000 registered at the CRA; policy rules are also in place to provide additional scrutiny to applications where an applicant’s total unsecured debt-to-income ratio greater than 100 per cent.

Where credit acceptance scorecards are used, Risk Division reviews model effectiveness, while new models and model changes are referred by them to the appropriate Model Governance Committees for approval. All changes are approved in accordance with the governance framework set by the Group Model Governance Committee.

Additional mitigation for Commercial customers

Individual credit assessment and independent sanction of customer and bank limits: with the exception of small exposures to SME customers where relationship managers have limited delegated sanctioning authority, credit risk in commercial customer portfolios are subject to sanction by the independent Risk Division, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward, and how credit risk aligns to the Group’s risk appetite. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities and limit guidelines. Approval requirements for each decision are based on a number of factors including the transaction amount, the customer’s aggregate facilities, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty and customer underwriting is generally the same as that for assets intended to be held to maturity. All underwriting must be sanctioned via credit limits.

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

– properties;

– charges over business assets such as premises, inventory and accounts receivables;

– financial instruments such as debt securities;

– vehicles;

– cash; and

– guarantees received from third parties.

The Group maintains appetite guidelines on the acceptability of specific classes of collateral.

Collateral held as security for financial assets other than loans and advances is determined by the nature of the underlying exposure. Debt securities, including treasury and other bills, are generally unsecured, with the exception of asset-backed securities and similar instruments such as covered bonds, which are secured by portfolios of financial assets. Collateral is generally not held against loans and advances to financial institutions, except where securities are held as part of reverse repurchase or securities borrowing transactions or where a collateral agreement has been entered into under a master netting agreement. Derivative transactions with wholesale counterparties are typically collateralised under a Credit Support Annex (CSA) in conjunction with the ISDA Master Agreement. Derivative transactions with non-bank customers are not usually supported by a CSA.

No collateral is held in respect of retail credit card or unsecured personal lending. For non-mortgage retail lending to small businesses, collateral may include second charges over residential property and the assignment of life cover.

It is policy that commercial lending decisions must be based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. The types of collateral taken and the requirement for which collateral is required at origination is dependent upon the credit quality, size and structure of the borrower. For non-retail exposures, the Group will often require the collateral to include a first charge over land and buildings owned and occupied by the business, a mortgage debenture over the company’s undertaking and one or more of its assets, and key man insurance. The Group maintains policies setting out acceptable collateral, maximum LTV ratios and other criteria to be considered when reviewing an application. The decision as to whether or not collateral is required will be based upon the nature of the transaction and the credit worthiness of the customer/counterparty. Other than for project finance, object finance and income producing real estate where charges over the subject assets are a basic requirement, the provision of collateral will not determine the outcome of an application. Notwithstanding this, the fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay a customer/counterparty’s financial commitment.

The extent to which collateral values are actively managed will depend on the credit quality and other circumstances of the obligor and type of underlying transaction. Although lending decisions are based on expected cash flows, any collateral provided may impact the pricing and other terms of a loan or facility granted. This will have a financial impact on the amount of net interest income recognised and on internal loss given default estimates that contribute to the determination of asset quality and returns.

Collateral values are rigorously assessed at the time of loan origination. It is the Group’s policy that collateral should always be realistically valued by an appropriately qualified source, independent of both the credit decision process and the customer, at the time of borrowing. Collateral values are reviewed on a regular basis and will vary according to the type of lending and collateral involved. For residential mortgages, the Group adjusts open market property values to take account of the costs of realisation and any discount associated with the realisation of the collateral when estimating credit losses. In order to minimise the credit loss, the Group may seek additional collateral from the counterparty as soon as early warning signs are identified for the relevant individual loans and advances.

The Group considers risk concentrations by collateral providers and collateral type, as appropriate, with a view to ensuring that any potential undue concentrations of risk are identified and suitably managed by changes to strategy, policy and/or business plans.

Credit policies are in place to avoid correlation or wrong way risk. Under the repo policies, the issuer of the collateral and the repo counterparty should be neither the same nor connected. The same rule applies for derivatives under collateral policies. The Risk Division has the necessary discretion to

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

extend this rule to other cases where there is significant correlation. Countries with a rating equivalent to AA- and above may be considered to have no adverse correlation between the counterparty domiciled in the country and that country of risk (issuer of securities).

Refer to note 53 for further information on collateral.

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

MONITORING

In conjunction with Risk Division, businesses identify and define portfolios of credit and related risk exposures and the key benchmarks, behaviours and characteristics by which those portfolios are managed and monitored in terms of credit risk exposure. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. Risk Division in turn produces an aggregated review of credit risk throughout the Group, including reports on significant credit exposures, which are presented to the Divisional Risk Committees, Group Risk Committee and the Board Risk Committee.

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

Retail and Consumer Finance customers

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

CUSTOMERS RECEIVING SUPPORT FROM UK GOVERNMENT SPONSORED PROGRAMMES

To assist customers in financial distress, the Group also participates in, or benefits from, the following UK government sponsored programmes for households:

–	Income Support for Mortgage Interest – This is a government medium term initiative that provides certain defined categories of customers, principally those who are unemployed, access to a benefit scheme, paid for by the government, which covers all or part of the interest on the mortgage. Qualifying customers are able to claim for mortgage interest on up to £200,000 of the mortgage. All decisions regarding an individual’s eligibility and any amounts payable under the scheme rest solely with the government. Payments are made directly to the Group by the Department of Work and Pensions.

–	Mortgage Rescue Schemes – This is a government initiative for borrowers in difficulty and facing repossession, who would have priority for re-housing by a local authority (e.g. the elderly, disabled, single parents). Eligible customers can have their property bought in full or part by the social rented sector and then remain in their home as a tenant or shared equity partner. If the property is sold outright the mortgage is redeemed in full. Government sponsored Mortgage Rescue Scheme (MRS) options are currently available in Wales and Scotland (in Scotland the MRS option is called
59

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

the Home Owner’s Support Fund). No MRS options are available in Northern Ireland although one may be launched by the government in the future. In England, the government ceased funding and closed its MRS option in the second quarter of 2015.

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

The Income Support for Mortgage Interest scheme remains the most successful of the government backed schemes. It is the longest-running, is the most widely known and provides both the customer and the Group with an assurance as to the maintenance of at least two years’ worth of interest payments. The Group estimates that customers representing approximately £2.2 billion of its mortgage exposures are receiving this benefit. This includes those who are also receiving other treatments for financial difficulty.

FORBEARANCE IDENTIFICATION, CLASSIFICATION AND MEASUREMENT

The Group classifies a retail account as forborne at the time a customer in financial difficulty is granted a concession. Accounts are classified as forborne only for the period of time which the exposure is known to be, or may still be, in financial difficulty. Where temporary forbearance is granted, exit criteria are applied to include accounts until they are known to no longer be in financial difficulty. Details of the exit criteria are shown in the analysis on page 61. Where the treatment involves a permanent change to the contractual basis of the customer’s account such as a capitalisation of arrears or term extension, the Group classifies the balance as forborne for a period of 24 months, after which no distinction is made between these accounts and others where no change has been made.

Those forborne loans which fall below individual assessment limits are grouped with other assets of similar characteristics and assessed collectively for impairment in accordance with the Group impairment policy detailed in note 2(H). The Group’s approach is to ensure that provisioning models, supported by management judgement, appropriately reflect the underlying loss risk of exposures. The performance and output of models are monitored and challenged on an ongoing basis, in line with the Group’s model governance policies.

CUSTOMERS IN FINANCIAL DIFFICULTY RECEIVING SUPPORT UNDER OTHER SCHEMES

The Group measures the success of a forbearance scheme based upon the proportion of customers performing (less than or equal to three months in arrears) over the 24 months following the exit from a forbearance treatment. For temporary treatments, 79 per cent of customers accepting reduced payment arrangements are performing. For permanent treatments, 82 per cent of customers who have accepted capitalisations of arrears and 84 per cent of customers who have accepted term extensions are performing.

Commercial customers

Early identification, control and monitoring are key in order to support the customer and protect the Group. With the exception of small exposures in SME all non-retail exposures in the Commercial Banking and Run-off divisions are reviewed at least annually by the independent Risk Division (and more frequently where required). As part of the Group’s established Credit Risk Classification system, every exposure in the good book is categorised as either ‘good’ or ‘watchlist’. This complements the Group’s risk rating tools and is designed to identify and highlight portfolio levels of asset quality as well as individual problem credits. All watchlist names are reviewed by the business and Risk Division regularly, and the classification is updated if required. This process seeks to ensure that relationship managers act promptly to identify, and highlight to senior management those customers who have the possibility to become higher risk in the future.

Those customers deemed higher risk where there is cause for concern over future repayment capability or where there is a risk of impairment will lead to the customer being transferred to the Business Support Unit (BSU) at an early stage. The over-arching aim of the BSU is to provide support and work consensually with each customer to try and resolve the issues, to restore the business to a financially viable position and thereby bring about a business turnaround. This may involve a combination of restructuring, work out strategies and other types of forbearance.

BSU case officers manage non-retail distressed assets in Commercial Banking and Run-off divisions, and are part of the independent Risk Division. They are highly experienced and operate in a closely controlled and monitored environment, including regular oversight and close scrutiny by senior management.

A detailed assessment is undertaken for cases in BSU to assist in reducing and minimising risk exposure and to also highlight potential strategic options. A range of information is required to fully appraise and understand the customer’s business, cashflow (and therefore debt serviceability) and will involve the Group, in addition to using its own internal sector experts, engaging professional advisers to perform asset valuations, strategic reviews and where applicable, independent business reviews. The assessment may also involve:

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

The level of Commercial Banking division BSU gross lending to customers reduced from £5.0 billion to £4.2 billion between 31 December 2014 and 31 December 2015. The net reduction of £0.8 billion in BSU managed lending in Commercial Banking was driven by returns to mainstream, disposals, write-offs and repayments.

The Group’s accounting policy for loan renegotiations is set out in note 2(H) on page F-16. Income statement information set out in the credit risk tables is on an underlying basis (see page 26).

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

60

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

to be an act of forbearance. The Group does not believe forbearance reporting is appropriate for derivatives, available for sale assets and the trading book where assets are marked to market daily.

The Group recognises that forbearance alone is not necessarily an indicator of impaired status, but it is a trigger for the review of the customer’s credit profile. If there is any concern over the future cash flows and/or the Group incurring a loss, then forborne loans will be classified as impaired in accordance with the Group’s impairment policy. All impaired loans, including recoveries portfolios, are reported as forborne.

Recovery can sometimes be through improvement in market or economic conditions, or the customer may benefit from access to alternative sources of liquidity, such as an equity injection. These can be especially relevant in real estate or other asset backed transactions where a fire sale of assets in a weak market may be unattractive.

Depending on circumstances and when operated within robust parameters and controls, the Group believes forbearance can help support the customer in the short to medium-term. The Group expects to have unimpaired forborne assets within its portfolios, where default has been avoided, or when no longer considered impaired, although the majority of these cases will be managed in the BSU, where more intensive management and monitoring is available.

Unimpaired forborne assets are included in calculating the overall collective unidentified impairment provision, which uses the historical observed default rate and loss emergence period of the relevant portfolio as a whole as part of its calculation.

Whilst the material portfolios have been reviewed for forbearance, some non-retail loans and advances in Commercial Banking and Run-Off divisions have not been reviewed on the basis that the level of unimpaired forbearance is relatively immaterial, or because the concept of forbearance is not relevant.

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

For commercial customers, the Group currently looks at forbearance concessions including changes to:

–	Contractual payment terms (for example loan maturity extensions, or changes to capital and/or interest servicing arrangements, including capital repayment holidays or conversion to interest only terms); and

–	Non-payment contractual terms (for example covenant amendments or waivers) where the concession enables default to be avoided.

The main types of forbearance concessions to commercial customers in financial difficulty are set out below:

–	Covenants: This includes temporary and permanent waivers, amendment or resetting of non-payment contractual covenants (including LTV and interest cover). The granting of this type of concession in itself would not result in the loan being classified as impaired and the customer is kept under review in the event that further forbearance is necessary;

–	Extensions/Alterations: This includes extension and/or alteration of repayment terms to a level outside of market or the Group’s risk appetite due to the customer’s inability to make existing contractual repayment terms; amendments to an interest rate to a level considered outside of market or the Group’s risk appetite, or other amendments such as changes to capital and/or interest servicing arrangements including capital repayment holidays or conversion to interest only terms; and

–	Multiple type of forbearance (a combination of the above two).

FORBEARANCE IDENTIFICATION, CLASSIFICATION AND MEASUREMENT

All non-retail loans and advances on the watchlist are further categorised depending on the current and expected credit risk attaching to the customer and the transaction. All watchlist names are reviewed by the business and independent Risk function regularly, and the classification is updated if required.

Any event that causes concern over future payments is likely to result in the customer being assessed for impairment and, if required, an impairment allowance recognised. If impairment is identified, the customer is immediately transferred to BSU (if not already managed there) and the lending will be treated as impaired.

All of a customer’s impaired loans are treated as forborne as they are considered as having been (or will be) granted some form of forbearance. Most impaired loans and advances exist only in the BSU within Commercial Banking division, and Run-off division.

A portfolio approach is taken for SME customers with exposures below £1 million managed in BSU. All customers with exposures below £1 million are reported as forborne whilst they are managed by SME BSU (whether impaired or unimpaired).

All reviews performed in the good book, BSU within Commercial Banking or in the Run-off division include analysis of latest financial information, a consideration of the market and sector the customer operates in, performance against plan and revised terms and conditions granted as part of the forbearance concession.

EXIT FROM FORBEARANCE

A customer where forbearance has been granted will remain treated and recorded as forborne until it evidences acceptable performance over a period of time. This period will depend on a number of factors such as whether the customer is trading in line with its revised plan, it is operating within the new terms and conditions (including observation to revised covenants and contractual payments), its financial performance is stable or improving, and there are no undue concerns over its future performance. As a minimum, this cure period is currently expected to be at least 12 months following a forbearance event.

The exception to this 12 month minimum period is where a permanent structural cure is made (for example, an injection of new collateral security or a partial repayment of debt to restore an LTV back to within a covenant). In this case, the customer may exit forbearance once the permanent cure has been made.

However, notwithstanding this, the overriding requirement for exit from forbearance in all cases is that the customer is not impaired and the reason for the forbearance event is no longer present.

Upon exit from forbearance the customer may be returned to the mainstream good classification. It is important to note that such a decision can be made only by the independent Risk Division.

61

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE GROUP CREDIT RISK PORTFOLIO IN 2015

Significant reduction in impairments and impaired assets

–	Excluding TSB, the impairment charge decreased by 48 per cent to £568 million in 2015 compared to £1,102 million in 2014. The impairment charge is lower across all divisions and benefited from provision releases, but at lower levels than seen during 2014.

–	The reduction reflects lower levels of new impairment as a result of effective risk management, a favourable credit environment, improving UK economic conditions and continued low interest rates.

–	The asset quality ratio (impairment charge as a percentage of average loans and advances to customers) improved to 0.14 per cent compared to 0.23 per cent during 2014.

–	At the Group Strategic Update in October 2014, we outlined that although it would be lower between 2015 to 2017, we expect the Group asset quality ratio to be c.40 basis points through the economic cycle.

–	In 2016, the Group expects to benefit from its continued disciplined approach to the management of credit and the resilient UK economy. Write-backs and provision releases, however, are expected to be at a lower level and as a result, the Group expects the asset quality ratio for the 2016 full year to be around 20 basis points.

–	Impaired loans as a percentage of closing loans and advances reduced to 2.1 per cent at 31 December 2015, from 2.9 per cent at 31 December 2014 driven by reductions within the continuing and run-off portfolios, including the sale of Irish commercial loans during the third quarter. Provisions as a percentage of impaired loans reduced from 56.4 per cent to 46.1 per cent reflecting the disposal of highly covered assets during the year.

–	Retail division impairment provisions as a percentage of impaired loans have increased to 40.4 per cent from 38.8 per cent at 31 December 2014, with Secured increasing by 0.5 percentage points to 37.5 per cent. Consumer Finance division impairment provisions as a percentage of impaired loans have increased to 72.8 per cent from 70.5 per cent at 31 December 2014, with Credit Cards increasing by 5.3 percentage points to 81.8 per cent and Asset Finance UK decreasing by 2.8 percentage points to 67.2 per cent.

Low risk culture and prudent risk appetite

–	The Group is delivering sustainable lending growth by maintaining its lower risk origination discipline and underwriting standards, despite terms and conditions in some of the Group’s markets being impacted by increased competition. The overall quality of the portfolio has improved over the last 12 months.

–	Credit performance of the UK Retail secured portfolio has been good, with improvements in LTVs, arrears, impaired loans and impairment charge on both Mainstream and Buy-to-let portfolios. Loans and advances to mainstream customers were broadly flat during the year at £227.3 billion with the Buy-to-let portfolio growing by 4 per cent to £55.6 billion. The closed specialist portfolio has continued to run-off, reducing by 10 per cent to £19.5 billion.

–	The Group’s UK Direct Real Estate gross lending (defined internally as exposure which is directly supported by cash flows from property activities) at 31 December 2015 in Commercial Banking, Wealth (within Retail division) and Run-off divisions was £19.5 billion (31 December 2014: gross £21.6 billion). The portfolio continues to reduce significantly, and the higher risk Run-off element of the book has reduced from gross £3.3 billion to gross £1.1 billion during 2015. The remaining gross lending of £18.4 billion (31 December 2014: £18.3 billion) is the lower risk element in Commercial Banking and Wealth, where the Group continues to write new business within conservative risk appetite parameters.

–	Our Commercial Banking portfolios continue to benefit from our robust focus on credit at origination and our through the cycle risk appetite.

–	Sector concentrations within the lending portfolios are closely monitored and controlled, with mitigating actions taken. Sector and product caps limit exposure to certain higher risk sectors and asset classes.

–	The Group’s extensive and thorough credit processes and controls ensure effective risk management, including early identification and management of potential concern customers and counterparties.

Re-shaping of the group is substantially complete

–	The run-off portfolio has materially reduced through de-risking and the strategic desire to exit the residual portfolio still remains. There was a 38 per cent reduction in gross loans and advances in 2015 to £11,422 million (31 December 2014: £18,316 million).

–	Run-off net external assets have reduced from £16,857 million to £12,154 million during 2015. The portfolio now represents only 2.3 per cent of the overall Group’s loans and advances (31 December 2014: 3.0 per cent).
62

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.5: Group impairment charge
	2015
	Loans and advances to customers £m	Debt securities classified as loans and receivables £m	Available-for-sale financial assets £m	Other credit risk provisions £m	Total £m	2014 £m	Change %
Retail	432	–	–	–	432	599	28
Commercial Banking	9	–	–	(31)	(22)	83
Consumer Finance	152	–	–	–	152	215	29
Run-off	28	(2)	4	(22)	8	203	96
Central items	–	–	–	(2)	(2)	2
Total impairment charge excluding TSB	621	(2)	4	(55)	568	1,102	48
TSB					–	98
Total impairment charge					568	1,200	53
Impairment charge as a % of average advances[1]					0.14%	0.23%	(9)bps
1	Excludes TSB.

Table 1.6: Movement in gross impaired loans
	2015
	Retail £m	Commercial Banking £m	Consumer Finance £m	Run-off £m	TSB £m	Total £m	2014 Total £m
At 1 January	4,927	3,241	720	5,215	205	14,308	32,259
Classified as impaired during the year	2,008	631	179	583	–	3,401	4,825
Transferred to not impaired during the year	(1,080)	(146)	(72)	(60)	–	(1,358)	(4,526)
Repayments	(831)	(693)	(68)	(137)	–	(1,729)	(3,075)
Amounts written off	(523)	(225)	(107)	(648)	–	(1,503)	(7,004)
Impact of disposal of business and asset sales	(3)	(48)	(55)	(3,092)	(205)	(3,403)	(7,288)
Exchange and other movements	(4)	(232)	(54)	164	–	(126)	(883)
At 31 December	4,494	2,528	543	2,025	–	9,590	14,308
63

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.7: Group impaired loans and provisions
	Loans and advances to customers £m	Impaired loans £m	Impaired loans as % of closing advances %	Impairment provisions[1] £m	Impairment provision as % of impaired loans[2] %
At 31 December 2015
Retail	316,036	4,494	1.4	1,670	40.4
Commercial Banking	102,435	2,528	2.5	1,087	43.0
Consumer Finance	23,938	543	2.3	265	72.8
Run-off	11,422	2,025	17.7	1,150	56.8
TSB
Reverse repos and other items[3]	5,798	–		–
Total gross lending	459,629	9,590	2.1	4,172	46.1
Impairment provisions	(4,172)
Fair value adjustments[4]	(282)
Total Group	455,175
At 31 December 2014
Retail	317,347	4,927	1.6	1,734	38.8
Commercial Banking	102,459	3,241	3.2	1,594	49.2
Consumer Finance	21,273	720	3.4	309	70.5
Run-off	18,316	5,215	28.5	3,927	75.3
TSB	21,729	205	0.9	88	42.9
Reverse repos and other items[3]	9,635
Total gross lending	490,759	14,308	2.9	7,652	56.4
Impairment provisions	(7,652)
Fair value adjustments[4]	(403)
Total Group	482,704
1	Impairment provisions include collective unidentified impairment provisions.

2	Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries (31 December 2015: £335 million in Retail Loans and Overdrafts, £28 million in Retail other and £179 million in Consumer Finance credit cards; 31 December 2014: £437 million in Retail loans and overdrafts, £26 million in Retail other and £282 million in Consumer Finance Credit Cards).

3	Includes £5.7 billion (31 December 2014: £4.4 billion) of lower risk loans sold by Commercial Banking and Retail to Insurance to back annuitant liabilities.

4	The fair value adjustments relating to loans and advances were made on the acquisition of HBOS to reflect the fair value of the acquired assets and took into account both the expected losses and market liquidity at the date of acquisition. The unwind relating to future impairment losses requires management judgement to assess whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred. The element relating to market liquidity unwinds to the income statement over the estimated expected lives of the related assets (until 2014 for commercial loans and 2018 for retail loans) although if an asset is written-off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment). The fair value unwind in respect of impairment losses incurred was £97 million for the period ended 31 December 2015 (31 December 2014: £251 million). The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written-off, and will reduce to zero over time.
64

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.8: Derivative credit risk exposures

		2015 Traded over the counter				2014 Traded over the counter
	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m
Notional balances
Foreign exchange	6,568	–	383,722	390,290	–	–	456,215	456,215
Interest rate	31,128	3,598,307	791,351	4,420,786	82,201	5,768,373	972,531	6,823,105
Equity and other	4,837	–	9,337	14,174	4,808	–	10,034	14,842
Credit	–	–	4,566	4,566	–	–	18,063	18,063
Total	42,533	3,598,307	1,188,976	4,829,816	87,009	5,768,373	1,456,843	7,312,225

Fair values
Assets		103	28,811			127	35,322
Liabilities		(131)	(26,149)			(117)	(32,988)
Net asset		(28)	2,662			10	2,334

The total notional principle amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2015 and 31 December 2014 is shown in the table above. The notional principle amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 53 on page F-90.

RETAIL

–	The impairment charge was £432 million in 2015, a decrease of 28 per cent against 2014. The decrease reflects continued low risk underwriting discipline, strong portfolio management and a favourable credit environment with low unemployment, increasing house prices and continued low interest rates.

–	The impairment charge, as a percentage of average loans and advances to customers, improved to 14 basis points in 2015 from 19 basis points in 2014.

–	Impaired loans decreased by £433 million to £4,494 million, which represented 1.4 per cent of closing loans and advances to customers at 31 December 2015 (31 December 2014: 1.6 per cent).

–	Retail Division Impairment coverage has increased to 40.4 per cent from 38.8 per cent at the end of 2014, with Secured coverage increasing 0.5 per cent to 37.5 per cent.

Table 1.9: Retail impairment charge

	2015 £m	2014 £m	Change %
Secured	98	281	65
Loans and overdrafts	311	279	(11)
Wealth	2	8	75
Retail Business Banking	21	31	32
Total impairment charge	432	599	28
Impairment charge as a % of average advances	0.14%	0.19%	(5)bps
65

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.10: Retail impaired loans and provisions

	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans[2] %
At 31 December 2015
Secured	302,413	3,818	1.3	1,431	37.5
Loans and overdrafts:
Collections		243		197	81.8
Recoveries[3]		335		–	–
	9,917	578	5.8	197	81.1
Wealth	2,811	55	2.0	23	41.8
Retail Business Banking:
Collections		15		19
Recoveries[3]		28		–
	895	43	4.8	19	126.7
Total gross lending	316,036	4,494	1.4	1,670	40.4
Impairment provisions	(1,670)
Fair value adjustments	(273)
Total	314,093
At 31 December 2014
Secured	303,121	3,911	1.3	1,446	37.0
Loans and overdrafts:
Collections		258		220	85.3
Recoveries[3]		437		–	–
	10,395	695	6.7	220	85.3
Wealth	2,962	270	9.1	40	14.8
Retail Business Banking:
Collections		25		28
Recoveries[3]		26		–
	869	51	5.9	28	112.0
Total gross lending	317,347	4,927	1.6	1,734	38.8
Impairment provisions	(1,734)
Fair value adjustments	(392)
Total	315,221
1	Impairment provisions include collective unidentified impairment provisions.
2	Impairment provisions as a percentage of impaired loans are calculated excluding unsecured loans in recoveries.
3	Recoveries assets are written down to the present value of future expected cash flows on these assets.

SECURED

–	The impairment charge was £98 million, a decrease of 65 per cent against 2014. The impairment charge as a percentage of average loans and advances to customers, improved to 3 basis points from 9 basis points in 2014.

–	Loans and advances to Mainstream customers were broadly flat during the year at £227.3 billion with the Buy-to-let portfolio growing by 4 per cent to £55.6 billion. The closed Specialist portfolio has continued to run-off, reducing by 10 per cent to £19.5 billion.

–	Impaired loans reduced by £93 million in 2015 to £3,818 million at 31 December 2015 with reductions in both the Mainstream and Buy-to-let portfolios. Impairment provisions as a percentage of impaired loans increased to 37.5 per cent from 37.0 per cent at 31 December 2014.

–	The value of mortgages greater than three months in arrears (excluding repossessions) decreased by £439 million to £5,905 million at 31 December 2015 (31 December 2014: £6,344 million), with reductions in both the Mainstream and Buy-to-let portfolios.

–	The average indexed loan to value (LTV) of the residential mortgage portfolio at 31 December 2015 decreased to 46.1 per cent compared with 49.2 per cent at 31 December 2014. The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 1.1 per cent at 31 December 2015, compared with 2.2 per cent at 31 December 2014.

–	The average LTV for new residential mortgages written in 2015 was 64.7 per cent compared with 64.8 per cent for 2014.

LOANS AND OVERDRAFTS

–	The impairment charge was £311 million, an increase of 11 per cent against 2014.

–	The impairment charge as a percentage of average loans and advances to customers, increased to 3.0 per cent in 2015 from 2.6 per cent in 2014.

–	Impaired loans reduced by £117 million in 2015 to £578 million representing 5.8 per cent of closing loans and advances to customers, compared with 6.7 per cent at 31 December 2014.
66

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.11: Retail secured and unsecured loans and advances to customers

	At 31 Dec 2015 £m	At 31 Dec 2014 £m
Secured:
Mainstream	227,267	228,176
Buy-to-let	55,598	53,322
Specialist[1]	19,548	21,623
	302,413	303,121
Loans and overdrafts:
Loans	7,889	8,204
Overdrafts	2,028	2,191
	9,917	10,395
Wealth	2,811	2,962
Retail Business Banking	895	869
Total gross lending	316,036	317,347
1	Specialist lending has been closed to new business since 2009.

Table 1.12: Mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts %		Value of loans[1]		Total mortgage balances %
	2015 cases	2014 cases	2015%	2014%	2015 £m	2014 £m	2015%	2014%
Mainstream	34,850	37,849	1.6	1.7	3,803	4,102	1.7	1.8
Buy-to-let	5,021	5,077	1.0	1.1	626	658	1.1	1.2
Specialist	8,777	9,429	6.4	6.3	1,476	1,584	7.6	7.3
Total	48,648	52,355	1.7	1.8	5,905	6,344	2.0	2.1
1	Value of loans represents total gross book value of mortgages more than three months in arrears.

The stock of repossessions decreased to 654 cases at 31 December 2015 compared to 1,740 cases at 31 December 2014.

67

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.13: Period end and average LTVs across the Retail mortgage portfolios

	Mainstream %	Buy-to-let %	Specialist %	Total %	Unimpaired %	Impaired %
At 31 December 2015
Less than 60%	52.2	45.4	43.7	50.4	50.7	30.9
60% to 70%	19.1	26.8	19.7	20.6	20.6	17.5
70% to 80%	15.5	15.0	15.5	15.4	15.4	16.9
80% to 90%	9.0	8.0	11.6	9.0	8.9	13.3
90% to 100%	3.2	3.9	5.5	3.5	3.4	9.5
Greater than 100%	1.0	0.9	4.0	1.1	1.0	11.9
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	227,267	55,598	19,548	302,413	298,595	3,818
Average loan to value:[1]
Stock of residential mortgages	43.6	56.3	53.3	46.1
New residential lending	65.2	63.0	n/a	64.7
Impaired mortgages	55.6	74.6	66.8	60.0
At 31 December 2014
Less than 60%	44.6	32.4	31.4	41.5	41.7	22.5
60% to 70%	19.9	27.3	19.5	21.2	21.3	15.3
70% to 80%	18.5	21.8	19.8	19.2	19.2	17.8
80% to 90%	10.6	9.4	14.9	10.7	10.6	16.7
90% to 100%	4.5	6.8	8.7	5.2	5.2	11.9
Greater than 100%	1.9	2.3	5.7	2.2	2.0	15.8
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	228,176	53,322	21,623	303,121	299,210	3,911
Average Loan to value:[1]
Stock of residential mortgages	46.3	61.3	59.2	49.2
New residential lending	65.3	62.7	n/a	64.8
Impaired mortgages	60.1	81.0	72.6	64.9
1	Average loan to value is calculated as total loans and advances as a percentage of the indexed total collateral of these loans and advances.

INTEREST-ONLY MORTGAGES

The Group provides interest-only mortgages to customers, whereby payments of interest only are made for the term of the mortgage, with the customer responsible for repaying the principal outstanding at the end of the loan term.

Retail has reduced its exposure to owner occupier interest-only mortgages throughout 2015. New owner occupier interest only mortgages are limited to a maximum loan to value of 75 per cent, with a verifiable repayment vehicle sufficient to repay the loan. Interest-only mortgages represented 0.1 per cent of new residential mortgages in 2015 (0.1 per cent in 2014).

Table 1.14: Analysis of owner occupier interest-only mortgages

	2015	2014
Interest-only balances (£m)[1]	81,558	90,649
Impaired Loans (£m)	2,071	2,012
Interest-only balances as a % of owner occupier balances	33.9	37.2
Average loan to value (%)	46.6	51.0
1	In addition the Group has Buy-to-let interest only balances of £49,751 million (2014: £47,761 million) and certain other interest only balances of £3,705 million (2014: £4,153 million).

For existing interest-only mortgages, a contact strategy is in place throughout the term of the mortgage to ensure that customers are aware of their obligations to repay the principal upon maturity of the loan. The weighted-average term to maturity of the interest-only balances included in the table above is 11 years; the profile of owner occupier interest-only maturities is shown below.

Table 1.15: Analysis of owner occupier interest-only mortgages maturities

	1 Year £bn	2-5 Years £bn	6-10 Years £bn	> 11 Years £bn
Value of loans as at 31 December 2015[1]	2.0	9.1	14.5	45.2
Value of loans as at 31 December 2014[1]	1.8	9.2	14.6	52.7
1	Excludes mortgage accounts which consist of partial interest only and partial capital repayment.
68

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Treatment strategies exist to help customers who may not be able to fully repay the principal balance at maturity. Of the owner occupier interest only mortgages that have missed the payment of principal at the end of term, balances of £1,313 million remain at 31 December 2015 (£1,117 million at 31 December 2014). The average indexed loan to value of these accounts is 28.0 per cent at 31 December 2015 (28.7 per cent at 31 December 2014). Of these accounts, 9.1 per cent are impaired (8.4 per cent at 31 December 2014).

FORBORNE LOANS

At 31 December 2015, UK secured loans and advances currently or recently subject to forbearance were 1.0 per cent (31 December 2014: 1.4 per cent) of total UK secured loans and advances. The reduction in forbearance is due to the overall improvement of credit quality of the portfolio. Loans and overdrafts currently or recently subject to forbearance were 1.5 per cent (31 December 2014: 1.6 per cent) of total loans and overdrafts.

Further analysis of the forborne loan balances is set out below:

Table 1.16: UK retail forborne loans and advances (audited)

	Total loans and advances which are forborne[1]		Total forborne loans and advances which are impaired[1]		Impairment provisions as % of loans and advances which are forborne[1]
	2015 £m	2014 £m	2015 £m	2014 £m	2015%	2014%
UK secured lending:
Temporary forbearance arrangements
Reduced contractual monthly payment[2]	–	146	–	29	–	6.0
Reduced payment arrangements[3]	414	552	41	69	4.2	3.4
	414	698	41	98	4.2	4.0

Permanent treatments
Repair and term extensions[4]	2,688	3,696	132	168	4.2	3.5
Total	3,102	4,394	173	266	4.2	3.5

Loans and overdrafts[5]:	147	162	119	139	40.0	39.4
1	Includes accounts where the customer is currently benefiting from a forbearance treatment or the treatment has recently ended.
2	Includes temporary interest-only arrangements and short-term payment holidays granted in collections where the customer is currently benefiting from the treatment and where the concession has ended within the previous six months (temporary interest-only) and previous 12 months (short-term payment holidays).
3	Includes customers who had an arrangement to pay less than the contractual amount at 31 December or where an arrangement ended within the previous three months.
4	Includes capitalisation of arrears and term extensions which commenced during the previous 24 months and where the borrowers remain as customers at 31 December.
5	Includes temporary treatments where the customer is currently benefiting from the change or the treatment has ended within the previous six months. Permanent changes which commenced during the last 24 months for existing customers as at 31 December are also included.

UK secured forborne loans and advances have reduced by £1,292 million in 2015 to £3,102 million, driven primarily by an improvement in the underlying quality of the portfolio, with a greater value exiting forbearance than entering. Loans and Overdrafts forborne loans and advances have reduced by £15 million in 2015.

Further analysis of the movements in UK retail lending forborne loans and advances during the year is as follows:

Table 1.17: Movement in UK retail forborne loans and advances (audited)

	2015		2014
	Secured lending £m	Loans and Overdrafts lending £m	Secured lending £m	Loans and Overdrafts lending £m
At 1 January	4,394	162	6,153	191
Classified as forborne during the year	1,290	69	1,805	123
Written-off/sold	(25)	(55)	(93)	(77)
Good exit from forbearance	(2,252)	(25)	(2,957)	(35)
Redeemed or repaid	(263)	(6)	(462)	(10)
Exchange and other movements	(42)	2	(52)	(30)
At 31 December	3,102	147	4,394	162
69

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COMMERCIAL BANKING

–	There was a net impairment release of £22 million in 2015, compared to a charge of £83 million in 2014. This has been driven by lower levels of new impairment as a result of effective risk management, improving UK economic conditions and the continued low interest rate environment; as well as write backs and provision releases, but at lower levels than seen during 2014.

–	The credit quality of the portfolio and new business remains good. Surplus market liquidity continues to lead to some relaxation of credit conditions in the marketplace, although the Group remains disciplined within its low risk appetite approach.

–	Impaired loans reduced by 22 per cent to £2,528 million at 31 December 2015 compared with 31 December 2014 (£3,241 million) and as a percentage of closing loans and advances reduced to 2.5 per cent from 3.2 per cent at 31 December 2014.

–	Impairment provisions reduced to £1,087 million at 31 December 2015 (December 2014: £1,594 million) and includes collective unidentified impairment provisions of £229 million (31 December 2014: £338 million). Provisions as a percentage of impaired loans reduced from 49.2 per cent to 43.0 per cent, predominantly due to the change in the mix of impaired assets during 2015, with newly impaired connections having lower coverage levels compared to the portfolio average. The decrease is also partly due to the reduction in the collective unidentified impairment provisions fund during the year as a result of improved conditions.

–	The Group expects to benefit from its continued disciplined approach to the management of credit, and sustained UK economic growth. Nevertheless, market volatility and the uncertain global economic outlook such as the continued slowdown in Chinese economic growth and the fall in commodity prices may impact the Commercial portfolios.

–	The Group manages and limits exposure to certain sectors and asset classes, and closely monitors credit quality, sector and single name concentrations. This together with our conservative through the cycle risk appetite approach, means our portfolios are well positioned.

Table 1.18: Commercial Banking impairment charge

	2015	2014	Change
	£m	£m	%
SME	(22)	15
Other	–	68
Total impairment (release)/charge	(22)	83
Impairment charge as a % of average advances[1]	0.01%	0.08%	(7)bps
1	In respect of loans and advances to customers.

Table 1.19: Commercial Banking impaired loans and provisions

	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans %
At 31 December 2015
SME	29,393	1,149	3.9	213	18.5
Other	73,042	1,379	1.9	874	63.4
Total gross lending	102,435	2,528	2.5	1,087	43.0
Reverse repos	–
Impairment provisions	(1,087)
Total	101,348

At 31 December 2014
SME	28,256	1,546	5.5	398	25.7
Other	74,203	1,695	2.3	1,196	70.6
Total gross lending	102,459	3,241	3.2	1,594	49.2
Reverse repos	5,145
Impairment provisions	(1,594)
Total	106,010
1	Impairment provisions include collective unidentified impairment provisions.

70

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SME

–	The SME Banking portfolio continues to grow within prudent credit risk appetite parameters.

–	Portfolio credit quality has remained stable or improved across all key metrics.

–	There was a net impairment release of £22 million compared to a net charge of £15 million in 2014 with lower new impairment offset by writebacks and releases.

OTHER COMMERCIAL BANKING

–	Other Commercial Banking comprises £73,042 million of gross loans and advances to customers in Mid Markets, Global Corporates and Financial Institutions.

–	In the Mid Markets portfolio, credit quality has remained stable. The portfolio is focused on UK businesses and dependent on the performance of the domestic economy and to some extent, the global economy. The oil and gas services element of the portfolio has been reviewed given ongoing low oil prices and this review has not revealed any material concerns with portfolio quality at this time.

–	The Global Corporate business continues to have a predominance of investment grade clients, primarily UK based. As a result of this profile, allied to our conservative risk appetite, our portfolio remains of good quality despite the current global economic headwinds particularly relating to the energy and mining sectors. We continue to monitor the portfolio closely to ensure there is no material deterioration.

–	The real estate business within the Group’s Mid Markets and Global Corporate portfolio is focused on clients operating in the UK commercial property market ranging in size from medium sized private real estate entities up to publicly listed property companies. The market for UK real estate has been buoyant and credit quality remains good with minimal impairments/stressed loans. All asset classes are attracting investment but, recognising this is a cyclical sector, appropriate caps are in place to control exposure and business propositions continue to be written in line with prudent risk appetite with conservative LTV, strong quality of income and proven management teams.

–	Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client focused or held to support the Group’s funding, liquidity or general hedging requirements.

–	Trading exposures continue to be predominantly short-term and/or collateralised with inter-bank activity mainly undertaken with acceptable investment grade counterparties.

–	The Group continues to adopt a conservative stance across the Eurozone maintaining close portfolio scrutiny and oversight particularly given the current macro environment and horizon risks.

Commercial Banking UK Direct Real Estate LTV analysis

–	The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities such as hotels, care homes and housebuilders).

–	The Group manages its exposures to Direct Real Estate across a number of different coverage segments.

–	Approximately 70 per cent of loans and advances to UK Direct Real Estate relate to commercial real estate with the remainder residential real estate.

–	The Group makes use of a variety of methodologies to assess the value of property collateral, where external valuations are not available. These include use of market indices, models and subject matter expert judgement.

–	The LTV profile of the UK Direct Real Estate portfolio in Commercial Banking continues to improve.

Table 1.20: LTV – UK Direct Real Estate

	At 31 December 2015[1]				At 31 December 2014[1]
	Unimpaired £m	Impaired £m	Total £m	%	Unimpaired £m	Impaired £m	Total £m	%
UK exposures >£5 million
Less than 60%	4,989	72	5,061	63.7	3,985	52	4,037	47.8
60% to 70%	1,547	6	1,553	19.5	1,644	62	1,706	20.2
70% to 80%	610	13	623	7.9	964	17	981	11.6
80% to 100%	75	36	111	1.4	66	211	277	3.3
100% to 120%	–	8	8	0.1	–	–	–	–
120% to 140%	–	–	–	–	130	6	136	1.6
Greater than 140%	5	100	105	1.3	–	95	95	1.1
Unsecured	487	–	487	6.1	1,222	–	1,222	14.4
	7,713	235	7,948	100.0	8,011	443	8,454	100.0
UK exposures <£5 million	9,656	508	10,164		8,833	644	9,477
Total	17,369	743	18,112		16,844	1,087	17,931
1	Exposures exclude £0.3 billion (31 December 2014: £0.4 billion) of gross UK Direct Real Estate lending in Wealth (within Retail division) and £1.1 billion (31 December 2014: £3.3 billion) of UK Direct Real Estate lending in Run-off. Also excludes Social Housing and Housebuilder lending.
71

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORBORNE LOANS

Commercial Banking forbearance

At 31 December 2015, £3,514 million (31 December 2014: £5,137 million) of total loans and advances were forborne of which £2,528 million (31 December 2014: £3,241 million) were impaired. Impairment provisions as a percentage of forborne loans and advances decreased marginally from 31.0 per cent at 31 December 2014 to 30.9 per cent at 31 December 2015.

Table 1.21: Commercial Banking forborne loans and advances (audited)

	Total loans and advances which are forborne		Impairment provisions as % of loans and advances which are forborne
	2015 £m	2014 £m	2015%	2014%
Impaired	2,528	3,241	43.0	49.2
Unimpaired	986	1,896	–	–
Total	3,514	5,137	30.9	31.0

All impaired assets are considered forborne.

Impaired loans and advances

The movements in Commercial Banking impaired forborne loans and advances were as follows:

Table 1.22: Movement in Commercial Banking impaired forborne loans and advances (audited)

	2015 £m	2014 £m
At 1 January	3,241	5,047
Classified as impaired during the year:
Exposures >£5m	505	775
Exposures <£5m	126	188
	631	963
Transferred to unimpaired:
Exposures >£5m but still reported as forborne	(15)	(268)
Exposures >£5m no longer reported as forborne	(20)	–
Exposures <£5m	(111)	(477)
	(146)	(745)
Written-off	(225)	(719)
Asset disposal/sales of impaired assets	(48)	(357)
Drawdowns/repayments	(693)	(732)
Exchange and other movements	(232)	(216)
At 31 December	2,528	3,241

Unimpaired loans and advances

Unimpaired forborne loans and advances were £986 million at 31 December 2015 (31 December 2014: £1,896 million).

The table below sets out the largest unimpaired forborne loans and advances to Commercial Banking customers (exposures over £5 million) as at 31 December 2015 by type of forbearance:

Table 1.23: Commercial Banking unimpaired forborne loans and advances (audited)

	31 December 2015 £m	31 December 2014 £m
Exposures >£5 million:
Covenants	310	1,018
Extensions/alterations	350	426
Multiple	9	6
	669	1,450
Exposures < £5 million	317	446
Total	986	1,896
72

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.24: Movement in Commercial Banking unimpaired forborne loans and advances >£5m1 (audited)

	31 December 2015 £m	31 December 2014 £m
At 1 January	1,450	1,654
Classified as impaired during the year	(141)	(147)
Cured no longer forborne	(655)	(1,004)
Classified as forborne during the year	156	709
Transferred from impaired but still reported as forborne[2]	15	743
Asset disposal/sales	–	(451)
Net drawdowns/repayments	(153)	(6)
Exchange and other movements	(3)	(48)
At 31 December	669	1,450
1	Balances exclude intra-year movements.
2	2014 included £475 million in respect of two loans transferred from Run-off.

CONSUMER FINANCE

–	The impairment charge reduced by 29 per cent to £152 million from £215 million in 2014. The reduction was driven by a continued underlying improvement of portfolio quality supported by an increased level of write-backs from the sale of recoveries assets in the Credit Cards portfolio.

–	Impairment provisions as a percentage of impaired loans have increased to 72.8 per cent from 70.5 per cent at 31 December 2014, with Credit Cards increasing by 5.3 percentage points to 81.8 per cent and Asset Finance UK decreasing by 2.8 percentage points to 67.2 per cent.

–	Loans and advances increased by £2,665 million to £23,938 million during 2015. The growth was achieved in both Asset Finance UK and Credit Cards portfolio with no relaxation in risk appetite and underwriting standards. Impaired loans decreased by £177 million in 2015 to £543 million which represented 2.3 per cent of closing loans and advances to customers (31 December 2014: 3.4 per cent).

Table 1.25: Consumer Finance impairment charge

	2015 £m	2014 £m	Change %
Credit Cards	129	186	31
Asset Finance UK	22	30	27
Asset Finance Europe	1	(1)
Total impairment charge	152	215	29
Impairment charge as a % of average advances	0.68%	1.05%	(37) bps
73

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.26: Consumer Finance impaired loans and provisions

	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans[2] %
At 31 December 2015
Credit Cards:
Collections		187		153	81.8
Recoveries[3]		179		–
	9,425	366	3.9	153	81.8
Asset Finance UK	9,582	134	1.4	90	67.2
Asset Finance Europe	4,931	43	0.9	22	51.2
	14,513	177	1.2	112	63.3
	23,938	543	2.3	265	72.8
Impairment provisions	(265)
Fair value adjustments	(9)
Total	23,664

At 31 December 2014
Credit Cards:
Collections		217		166	76.5
Recoveries[3]		282		–
	9,119	499	5.5	166	76.5
Asset Finance UK	7,204	160	2.2	112	70.0
Asset Finance Europe	4,950	61	1.2	31	50.8
	12,154	221	1.8	143	64.7
	21,273	720	3.4	309	70.5
Impairment provisions	(309)
Fair value adjustments	(30)
Total	20,934
1	Impairment provisions include collective unidentified impairment provisions.
2	Impairment provisions as a percentage of impaired loans are calculated excluding unsecured loans in recoveries.
3	Recoveries assets are written down to the present value of expected cash flows on these assets.

FORBORNE LOANS

At 31 December 2015, Consumer Credit Card loans and advances currently or recently subject to forbearance were 2.4 per cent (31 December 2014: 2.6 per cent) of total Consumer Credit Card loans and advances. At 31 December 2015, Asset Finance UK Retail loans and advances on open portfolios currently or recently subject to forbearance were 1.4 per cent (31 December 2014: 2.1 per cent) of total Asset Finance UK Retail loans and advances. Further analysis of the forborne loans and advances is set out below:

Table 1.27: Consumer Finance forborne loans and advances (audited)

	Total loans and advances which are forborne[1]		Total forborne loans and advances which are impaired[1]		Impairment provisions as % of loans and advances which are forborne[1]
	2015 £m	2014 £m	2015 £m	2014 £m	2015%	2014%
Consumer Credit Cards[2]	225	234	120	140	26.8	29.1
Asset Finance UK Retail[2]	100	109	51	53	25.5	20.5
1	Includes accounts where the customer is currently benefiting from a forbearance treatment or the treatment recently ended.
2	Includes temporary treatments where the customer is currently benefiting from the change or the treatment has ended within the last six months. Permanent changes which commenced during the last 24 months for existing customers as at 31 December are also included.
74

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consumer Credit Cards and Asset Finance UK Retail forborne loans have reduced in 2015 by £9 million and £9 million respectively, driven primarily by improvements in the underlying quality of the portfolios. The movements in forborne loans and advances during the year were as follows:

Table 1.28: Movement in Consumer Finance forborne loans and advances (audited)

	2015		2014
	Consumer credit cards £m	Asset Finance £m	Consumer credit cards £m	Asset Finance £m
At 1 January	234	109	326	149
Classified as forborne during the year	108	61	128	56
Written off/sold	(48)	(14)	(93)	(25)
Good exit from forbearance	(36)	(17)	(92)	(19)
Redeemed or repaid	(9)	(19)	(14)	(26)
Exchange and other movements	(24)	(20)	(21)	(26)
At 31 December	225	100	234	109

RUN-OFF

–	With the exception of a small residual book (£37 million of which £5 million is impaired), the Irish Wholesale book (which contained the Commercial Real Estate portfolio), is now effectively exited following completion of the divestment announced on 30 July 2015. The Ireland Retail portfolio has reduced from £4,464 million at 31 December 2014 to £4,040 million at 31 December 2015.

–	The Corporate real estate and other corporate portfolio has continued to reduce significantly ahead of expectations. Net loans and advances reduced by £1,908 million, from £3,036 million to £1,128 million for 2015.

–	Net loans and advances for the specialist finance asset based run-off portfolio stood at £4,001 million at 31 December 2015 (gross £4,190 million), and include Ship Finance, Aircraft Finance and Infrastructure, with around half of the remaining lending in the lower risk leasing sector. Including the reducing Treasury Asset Legacy investment portfolio, and operating losses, total net external assets reduced to £5,552 million at 31 December 2015 (gross £5,742 million).

–	Ireland retail loans and advances with an indexed LTV in excess of 100 per cent decreased to £1,269 million (31.4 per cent) at 31 December 2015, compared with £1,737 million (38.9 per cent) at 31 December 2014. Of this amount £71 million were impaired (31 December 2014: £78 million).

Table 1.29: Run-off impairment charge

	2015 £m	2014 £m	Change %
Ireland retail	(5)	(6)	(17)
Ireland commercial real estate	11	67	84
Ireland corporate	61	247	75
Corporate real estate and other corporate	21	(28)
Specialist finance	(45)	22
Other	(35)	(99)	(65)
Total	8	203	96
Impairment charge as a % of average advances[1]	0.20%	0.64%	(44)bps
1	In respect of loans and advances to customers.
75

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.30: Run-off impaired loans and provisions

	Advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions £m	Impairment provisions as a % of impaired loans %
At 31 December 2015
Ireland retail	4,040	132	3.3	120	90.9
Ireland commercial real estate	8	5	62.5	–
Ireland corporate	29	–		–
Corporate real estate and other corporate	1,873	1,410	75.3	745	52.8
Specialist finance	4,190	361	8.6	189	52.4
Other	1,282	117	9.1	96	82.1
	11,422	2,025	17.7	1,150	56.8
Impairment provisions	(1,150)
Fair value adjustments	–
Total	10,272
At 31 December 2014
Ireland retail	4,464	120	2.7	141	117.5
Ireland commercial real estate	1,797	1,659	92.3	1,385	83.5
Ireland corporate	1,639	1,393	85.0	1,095	78.6
Corporate real estate and other corporate	3,947	1,548	39.2	911	58.9
Specialist finance	4,835	364	7.5	254	69.8
Other	1,634	131	8.0	141	107.6
	18,316	5,215	28.5	3,927	75.3
Impairment provisions	(3,927)
Fair value adjustments	19
Total	14,408

FORBORNE LOANS

RUN-OFF IRELAND RETAIL LENDING

At 31 December 2015, £169 million or 4.2 per cent (31 December 2014: £280 million or 6.3 per cent) of Irish retail secured loans and advances were subject to current or recent forbearance. Of this amount £26 million (31 December 2014: £41 million) were impaired.

RUN-OFF CORPORATE REAL ESTATE, OTHER CORPORATE AND SPECIALIST FINANCE

At 31 December 2015 £1,780 million (31 December 2014: £1,998 million) of total loans and advances were forborne of which £1,771 million (31 December 2014: £1,912 million) were impaired. Impairment provisions as a percentage of forborne loans and advances decreased from 58.3 per cent at 31 December 2014 to 52.5 per cent at 31 December 2015.

Unimpaired forborne loans and advances were £9 million at 31 December 2015 (31 December 2014: £86 million).

76

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Impaired loans and advances

The movements in Run-off corporate real estate, other corporate and Specialist Finance impaired forborne loans and advances were as follows:

Table 1.31: Movement in Run-off corporate real estate, other corporate and Specialist Finance impaired forborne loans and advances (audited)

	2015 £m	2014 £m
At 1 January	1,912	9,499
Classified as impaired during the year:
Exposures >£5m	414	557
Exposures <£5m	11	46
	425	603
Transferred to unimpaired but still reported as forborne during the year:
Exposures >£5m1	(13)	(961)
Exposures <£5m	(11)	(12)
	(24)	(973)
Write offs	(238)	(2,565)
Asset disposal/sales of impaired assets	(763)	(4,363)
Drawdowns/repayments	(19)	(248)
Exchange and other movements	478	(41)
At 31 December	1,771	1,912
1	2014 included £475 million in respect of two loans classified as impaired during the year and subsequently transferred to Commercial Banking.

Run-off Ireland commercial real estate and corporate

All loans and advances (whether impaired or unimpaired) are treated as forborne. At 31 December 2015, £37 million (31 December 2014: £3,436 million) of total loans and advances were forborne of which £5 million (31 December 2014: £3,052 million) were impaired. Impairment provisions as a percentage of forborne loans and advances decreased from 72.2 per cent at 31 December 2014 to nil at 31 December 2015.

The movements in forborne loans and advances were:

Table 1.32: Movement in Run-off: Ireland commercial real estate and corporate forborne loans and advances (audited)

	2015 £m	2014 £m
At 1 January	3,436	9,430
Write-offs	(419)	(2,589)
Asset disposal/sales	(2,563)	(1,444)
Drawdowns/repayments	(99)	(1,413)
Exchange and other movements	(318)	(548)
At 31 December	37	3,436

Eurozone exposures

The following section summarises the Group’s direct exposure to Eurozone countries at 31 December 2015. The exposures comprise on-balance sheet exposures based on their balance sheet carrying values and off-balance sheet exposures, and are based on the country of domicile of the counterparty unless otherwise indicated.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors. In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions, corporates and individuals.

Identified indirect exposure information, where available is also taken into account when setting limits and determining credit risk appetite for individual counterparties. This forms part of the Group’s credit analysis undertaken at least annually for counterparty and sector reviews, with interim updates performed as necessary. Interim updates would usually be triggered by specific credit events such as rating downgrades, sovereign events or other developments such as spread widening. Examples of indirect risk which have been identified, where information is available, are: European Banking groups with lending and other exposures to certain Eurozone Countries; corporate customers with operations or significant trade in certain European jurisdictions; major travel operators known to operate in certain Eurozone Countries; and international banks with custodian operations based in certain European locations.

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

Exposures to Eurozone countries are detailed in the following tables and are based on balance sheet exposures, net of provisions. Derivative balances are included within exposures to financial institutions or corporates, as appropriate, at fair value adjusted for master netting agreements at obligor level

77

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

and net of cash collateral in line with legal agreements. Exposures in respect of reverse repurchase agreements are included on a gross IFRS basis and are disclosed based on the counterparty rather than the collateral (repos and stock lending are excluded); reverse repurchase exposures are not, therefore, reduced as a result of collateral held. Reverse repurchase exposures to Institutional funds secured by UK Gilts are excluded from all Eurozone exposures as detailed in the footnotes. Exposures to central clearing counterparties are shown net.

For multi-country asset backed securities exposures, the Group has reported exposures based on the largest country exposure. The country of exposure for asset backed securities is based on the location of the underlying assets which are predominantly residential mortgages not on the domicile of the issuer.

For Insurance, the Group has reported shareholder exposures i.e. where the Group is directly exposed to risk of loss. These shareholder exposures relate to direct investments where the issuer is resident in the named Eurozone country and the credit rating is consistent with the tight credit criteria defined under the appropriate investment mandate. Insurance also has interests in two funds domiciled in Ireland (Global Liquidity Fund and the Investment Cash Fund) where, in line with the investment mandates, cash is invested in short term financial instruments. For these funds, the exposure is analysed on a look through basis to the country risk of the obligors of the underlying assets rather than treating the insurance holding in the funds as exposure to Ireland.

EXPOSURES TO SELECTED EUROZONE COUNTRIES

The Group continues to have minimal exposure, in aggregate, which could be considered to be direct recourse to the sovereign risk of the selected countries.

Table 1.33: Selected Eurozone exposures

	Sovereign debt
	Direct	Cash at	Financial institutions		Asset
	sovereign	central			backed			Insurance
	exposures	banks	Banks	Other[1]	securities	Corporate	Personal	assets	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2015
Ireland	–	–	748	445	87	731	3,921	–	5,932
Spain	–	–	77	102	–	870	39	9	1,097
Portugal	–	–	7	–	–	86	6	–	99
Italy	–	–	32	–	–	51	–	73	156
Greece	–	–	–	–	–	1	–	–	1
	–	–	864	547	87	1,739	3,966	82	7,285
At 31 December 2014
Ireland	–	–	359	–	115	1,672	4,325	–	6,471
Spain	–	–	57	116	–	1,160	49	13	1,395
Portugal	–	–	9	5	–	133	6	–	153
Italy	–	–	354	5	–	93	–	34	486
Greece	–	–	–	–	–	3	–	–	3
	–	–	779	126	115	3,061	4,380	47	8,508
1	Excludes reverse repurchase exposure to Institutional funds domiciled in Ireland secured by UK gilts of £11,267 million (2014: £10,456 million) on a gross basis.

In addition to the exposures detailed in table 1.33, the Group has the following exposures to sovereigns, financial institutions, asset backed securities, corporates and personal customers in the following Eurozone countries:

78

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.34: Other Eurozone exposures

	Sovereign debt
	Direct	Cash at			Asset
	sovereign	central	Financial institutions		backed			Insurance
	exposures	banks	Banks	Other[1]	securities	Corporate	Personal	assets	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2015
Netherlands	281	11,515	328	164	37	1,275	4,863	428	18,891
France	173	–	1,809	216	98	1,953	64	953	5,266
Germany	151	97	888	21	66	1,924	177	573	3,897
Luxembourg	–	–	74	1,178	618	1,614	–	36	3,520
Belgium	20	–	830	1	–	298	–	51	1,200
Austria	–	–	3	–	–	280	–	–	283
All other Eurozone countries	15	–	400	–	–	62	–	80	557
	640	11,612	4,332	1,580	819	7,406	5,104	2,121	33,614
At 31 December 2014
Netherlands	320	5,611	597	129	307	1,682	4,888	432	13,966
France	245	–	3,198	1,435	134	2,453	73	1,069	8,607
Germany	181	133	806	1,180	339	1,729	32	877	5,277
Luxembourg	–	–	8	799	74	2,241	–	11	3,133
Belgium	75	–	906	2	–	404	–	27	1,414
Austria	311	–	913	–	–	163	–	–	1,387
All other Eurozone countries	116	–	449	–	–	64	–	94	723
	1,248	5,744	6,877	3,545	854	8,736	4,993	2,510	34,507
1	Excludes reverse repurchase exposure to Institutional funds secured by UK gilts of £1,955 million (2014: £1,455 million) on a gross basis.

ENVIRONMENTAL RISK MANAGEMENT

The Group ensures appropriate management of the environmental impact of its lending activities. The Groupwide credit risk principles require all credit risk to be incurred with due regard to environmental legislation and the Group’s Code of Business Responsibility.

Within Commercial Banking, an electronic environmental risk screening system has been the primary mechanism for assessing environmental risk in lending transactions. This system provides screening of location specific and sector based risks that may be present in a transaction. Identified risk results in the transaction referred to the Group’s expert in-house environmental risk team for further review and assessment, as outlined below. Where required, the Group’s panel of environmental consultants provide additional expert support.

The Group provides colleague training in environmental risk management as part of the standard suite of credit risk courses. Supporting this training, a range of online resource is available to colleagues and includes environmental risk theory, procedural guidance, and information on environmental legislation and sector-specific environmental impacts.

The Group has been a signatory to the Equator Principles since 2006 and has adopted and applied the expanded scope of Equator Principles III. The Equator Principles support the Group’s approach to assessing and managing environmental and social issues in Project Finance, Project-Related Corporate loans and Bridge loans. Further information is contained within the Group’s Responsible Business Review (http://www.lloydsbankinggroup. com/our-group/responsible-business/our-approach/managing-risk/).

Table 1.35: Environmental risk management approach

79

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

ANALYSIS OF LOANS AND ADVANCES TO BANKS AND CUSTOMERS

The following table analyses loans and advances to banks and customers by category of loan at 31 December for each of the five years listed.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Loans and advances to banks	25,117	26,155	25,365	32,760	32,620
Loans and advances to customers:
Mortgages	312,877	333,318	335,611	337,879	348,210
Other personal lending	20,579	23,123	23,230	28,334	30,014
Agriculture, forestry and fishing	6,924	6,586	6,051	5,531	5,198
Energy and water supply	3,247	3,853	4,414	3,321	4,013
Manufacturing	5,953	6,000	7,650	8,530	10,061
Construction	4,952	6,425	7,024	7,526	9,722
Transport, distribution and hotels	13,526	15,112	22,294	26,568	32,882
Postal and telecommunications	2,563	2,624	2,364	1,397	1,896
Financial, business and other services	43,072	44,979	42,478	48,729	64,046
Property companies	32,228	36,682	44,277	52,388	64,752
Lease financing	2,751	3,013	4,435	6,477	7,800
Hire purchase	9,536	7,403	5,090	5,334	5,776
Total loans	483,325	515,273	530,283	564,774	616,990
Allowance for impairment losses	(3,033)	(6,414)	(11,966)	(15,253)	(18,746)
Total loans and advances net of allowance for impairment losses	480,292	508,859	518,317	549,521	598,244

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013 or later years. The analysis of loans and advances at 31 December 2012 and 2011 between domestic and international offices is as follows:

	2012	2011
	£m	£m
Domestic
Loans and advances to banks	32,073	31,852
Loans and advances to customers:
Mortgages	322,687	331,715
Other personal lending	26,119	28,244
Agriculture, forestry and fishing	5,482	5,010
Energy and water supply	1,773	1,689
Manufacturing	7,246	8,055
Construction	6,481	7,885
Transport, distribution and hotels	22,205	27,232
Postal and telecommunications	1,239	1,491
Financial, business and other services	44,155	56,721
Property companies	43,683	49,561
Lease financing	5,306	6,792
Hire purchase	4,970	5,237
Total loans	523,419	561,484
Allowance for impairment losses	(7,076)	(8,025)
Total loans and advances net of allowance for impairment losses	516,343	553,459
80

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2012	2011
	£m	£m
Foreign
Loans and advances to banks	687	768
Loans and advances to customers:
Mortgages	15,192	16,495
Other personal lending	2,215	1,770
Agriculture, forestry and fishing	49	188
Energy and water supply	1,548	2,324
Manufacturing	1,284	2,006
Construction	1,045	1,837
Transport, distribution and hotels	4,363	5,650
Postal and telecommunications	158	405
Financial, business and other services	4,574	7,325
Property companies	8,705	15,191
Lease financing	1,171	1,008
Hire purchase	364	539
Total loans	41,355	55,506
Allowance for impairment losses	(8,177)	(10,721)
Total loans and advances net of allowance for impairment losses	33,178	44,785

	2012	2011
	£m	£m
Total
Loans and advances to banks	32,760	32,620
Loans and advances to customers:
Mortgages	337,879	348,210
Other personal lending	28,334	30,014
Agriculture, forestry and fishing	5,531	5,198
Energy and water supply	3,321	4,013
Manufacturing	8,530	10,061
Construction	7,526	9,722
Transport, distribution and hotels	26,568	32,882
Postal and telecommunications	1,397	1,896
Financial, business and other services	48,729	64,046
Property companies	52,388	64,752
Lease financing	6,477	7,800
Hire purchase	5,334	5,776
Total loans	564,774	616,990
Allowance for impairment losses	(15,253)	(18,746)
Total loans and advances net of allowance for impairment losses	549,521	598,244
81

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SUMMARY OF LOAN LOSS EXPERIENCE

The following table analyses the movements in the allowance for impairment losses on loans and advances to banks and customers for each of the five years listed.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Balance at beginning of year	6,414	11,966	15,253	18,746	18,393
Exchange and other adjustments	(246)	(410)	291	(380)	(369)
Disposal of businesses	(82)	–	(176)	–	–
Advances written off:
Loans and advances to customers:
Mortgages	(71)	(87)	(601)	(133)	(86)
Other personal lending	(853)	(1,329)	(1,437)	(2,267)	(2,617)
Agriculture, forestry and fishing	(1)	(8)	(11)	(45)	(11)
Energy and water supply	(73)	–	(102)	(77)	(48)
Manufacturing	(126)	(59)	(130)	(226)	(137)
Construction	(21)	(157)	(84)	(654)	(92)
Transport, distribution and hotels	(728)	(1,119)	(798)	(458)	(329)
Postal and telecommunications	(11)	–	(14)	(7)	(1)
Financial, business and other services	(604)	(946)	(1,030)	(1,071)	(1,120)
Property companies	(1,648)	(2,669)	(1,891)	(3,554)	(2,630)
Lease financing	(31)	(4)	(10)	(75)	(224)
Hire purchase	(37)	(54)	(121)	(130)	(192)
Loans and advances to banks	–	–	(3)	(10)	(6)
Total advances written off	(4,204)	(6,432)	(6,232)	(8,707)	(7,493)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	35	18	28	53	26
Other personal lending	366	600	408	757	326
Energy and water supply	5	–	–	–	–
Manufacturing	–	–	–	–	–
Construction	–	–	–	–	–
Transport, distribution and hotels	63	–	–	1	1
Financial, business and other services	193	–	–	–	–
Property companies	101	–	–	4	–
Lease financing	–	–	–	2	–
Hire purchase	1	63	20	26	68
Total recoveries of advances written off	764	681	456	843	421
Total net advances written off	(3,440)	(5,751)	(5,776)	(7,864)	(7,072)
82

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Effect of unwinding of discount recognised through interest income	(56)	(126)	(351)	(374)	(226)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	33	(138)	224	278	444
Other personal lending	437	536	920	881	1,669
Agriculture, forestry and fishing	1	2	–	54	27
Energy and water supply	35	28	95	71	105
Manufacturing	23	(4)	31	236	206
Construction	13	(81)	66	326	350
Transport, distribution and hotels	(88)	198	421	649	884
Postal and telecommunications	(2)	6	(3)	8	15
Financial, business and other services	77	179	552	824	1,464
Property companies	(140)	40	457	1,725	2,776
Lease financing	31	(1)	(26)	26	60
Hire purchase	23	(30)	(12)	47	20
Loans and advances to banks	–	–	–	–	–
Total allowances for impairment losses charged against income for the year	443	735	2,725	5,125	8,020
Total balance at end of year	3,033	6,414	11,966	15,253	18,746
Ratio of net write-offs during the year to average loans outstanding during the year	0.8%	1.1%	1.1%	1.4%	1.2%

The Group’s impairment allowances in respect of loans and advances to banks and customers decreased by £3,381 million, or 53 per cent, from £6,414 million at 31 December 2014 to £3,033 million at 31 December 2015. This decrease resulted from a charge to the income statement of £443 million being more than offset by net advances written off of £3,440 million (advances written off of £4,204 million less recoveries £764 million). A further decrease of £82 million followed the disposal of the Group’s interest in TSB Banking Group plc. The reduction in the charge to the income statement of £292 million, or 40 per cent, from £735 million in 2014 to £443 million in 2015 reflects lower charges in all Divisions, particularly in Retail and in respect of the portfolio of assets which are outside of the Group’s risk appetite, reflecting the continuing run-off of such assets, in particular exposures in Ireland. By category of lending, the most significant elements of the charge to the income statement were a charge of £437 million in respect of other personal lending and a charge of £77 million in respect of financial business and other services, together with credits of £88 million in relation to transport, distribution and hotels and £140 million in respect of property companies. Of the net advances written off of £3,440 million, £487 million related to other personal lending, £665 million related to transport, distribution and hotels and £1,547 million to property companies.

83

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013 or later years. The analysis of movements in the allowance for impairment losses on loans and advances to banks and customers for the years ended 31 December 2012 and 2011 between domestic and international offices is as follows:

Domestic	2012	2011
	£m	£m
Balance at beginning of year	8,025	9,786
Exchange and other adjustments	(24)	68
Advances written off:
Loans and advances to customers:
Mortgages	(96)	(56)
Other personal lending	(2,258)	(2,605)
Agriculture, forestry and fishing	(11)	(8)
Energy and water supply	(68)	(48)
Manufacturing	(75)	(105)
Construction	(477)	(38)
Transport, distribution and hotels	(140)	(247)
Postal and telecommunications	(1)	(1)
Financial, business and other services	(919)	(894)
Property companies	(528)	(1,594)
Lease financing	(74)	(120)
Hire purchase	(129)	(57)
Loans and advances to banks	(10)	(6)
Total advances written off	(4,786)	(5,779)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	53	26
Other personal lending	751	326
Agriculture, forestry and fishing	–	–
Energy and water supply	–	–
Manufacturing	–	–
Construction	–	–
Transport, distribution and hotels	1	1
Postal and telecommunications	–	–
Financial, business and other services	–	–
Property companies	–	–
Lease financing	2	–
Hire purchase	26	68
Total recoveries of advances written off	833	421
Total net advances written off	(3,953)	(5,358)
84

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Domestic	2012	2011
	£m	£m
Effect of unwinding of discount recognised through interest income	(405)	(406)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	32	24
Other personal lending	1,121	1,670
Agriculture, forestry and fishing	15	19
Energy and water supply	77	130
Manufacturing	81	110
Construction	221	168
Transport, distribution and hotels	289	298
Postal and telecommunications	–	(8)
Financial, business and other services	734	1,188
Property companies	776	287
Lease financing	37	48
Hire purchase	50	1
Loans and advances to banks	–	–
Total allowances for impairment losses charged against income for the year	3,433	3,935
Total balance at end of year – Domestic	7,076	8,025

Foreign	2012	2011
	£m	£m
Balance at beginning of year	10,721	8,607
Exchange and other adjustments	(356)	(437)
Advances written off:
Loans and advances to customers:
Mortgages	(37)	(30)
Other personal lending	(9)	(12)
Agriculture, forestry and fishing	(34)	(3)
Energy and water supply	(9)	–
Manufacturing	(151)	(32)
Construction	(177)	(54)
Transport, distribution and hotels	(318)	(82)
Postal and telecommunications	(6)	–
Financial, business and other services	(152)	(226)
Property companies	(3,026)	(1,036)
Lease financing	(1)	(104)
Hire purchase	(1)	(135)
Loans and advances to banks	–	–
Total advances written off	(3,921)	(1,714)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	–	–
Other personal lending	6	–
Agriculture, forestry and fishing	–	–
Energy and water supply	–	–
Manufacturing	–	–
Construction	–	–
Transport, distribution and hotels	–	–
Postal and telecommunications	–	–
Financial, business and other services	–	–
Property companies	4	–
Hire purchase	–	–
Total recoveries of advances written off	10	–
Total net advances written off	(3,911)	(1,714)
85

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Foreign	2012	2011
	£m	£m
Effect of unwinding of discount recognised through interest income	31	180
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	246	420
Other personal lending	(240)	(1)
Agriculture, forestry and fishing	39	8
Energy and water supply	(6)	(25)
Manufacturing	155	96
Construction	105	182
Transport, distribution and hotels	360	586
Postal and telecommunications	8	23
Financial, business and other services	90	276
Property companies	949	2,489
Lease financing	(11)	12
Hire purchase	(3)	19
Loans and advances to banks	–	–
Total allowances for impairment losses charged against income for the year	1,692	4,085
Total balance at end of year – Foreign	8,177	10,721

Total	2012	2011
	£m	£m
Balance at beginning of year	18,746	18,393
Exchange and other adjustments	(380)	(369)
Advances written off:
Loans and advances to customers:
Mortgages	(133)	(86)
Other personal lending	(2,267)	(2,617)
Agriculture, forestry and fishing	(45)	(11)
Energy and water supply	(77)	(48)
Manufacturing	(226)	(137)
Construction	(654)	(92)
Transport, distribution and hotels	(458)	(329)
Postal and telecommunications	(7)	(1)
Financial, business and other services	(1,071)	(1,120)
Property companies	(3,554)	(2,630)
Lease financing	(75)	(224)
Hire purchase	(130)	(192)
Loans and advances to banks	(10)	(6)
Total advances written off	(8,707)	(7,493)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	53	26
Other personal lending	757	326
Energy and water supply	–	–
Manufacturing	–	–
Construction	–	–
Transport, distribution and hotels	1	1
Financial, business and other services	–	–
Property companies	4	–
Lease financing	2	–
Hire purchase	26	68
Total recoveries of advances written off	843	421
Total net advances written off	(7,864)	(7,072)
86

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Total	2012 £m	2011 £m
Effect of unwinding of discount recognised through interest income	(374)	(226)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	278	444
Other personal lending	881	1,669
Agriculture, forestry and fishing	54	27
Energy and water supply	71	105
Manufacturing	236	206
Construction	326	350
Transport, distribution and hotels	649	884
Postal and telecommunications	8	15
Financial, business and other services	824	1,464
Property companies	1,725	2,776
Lease financing	26	60
Hire purchase	47	20
Loans and advances to banks	–	–
Total allowances for impairment losses charged against income for the year	5,125	8,020
Total balance at end of year – Total	15,253	18,746

The following table analyses the coverage of the allowance for loan losses by category of loans.

	2015 Allowance £m	2015 Percentage of loans in each category to total loans %	2014 Allowance £m	2014 Percentage of loans in each category to total loans %	2013 Allowance £m	2013 Percentage of loans in each category to total loans %	2012 Allowance £m	2012 Percentage of loans in each category to total loans %	2011 Allowance £m	2011 Percentage of loans in each category to total loans %
Balance at year end applicable to:
Loans and advances to banks	–	5.2	–	5.1	–	4.8	3	5.8	14	5.3
Loans and advances to customers:
Mortgages	479	64.7	460	64.7	657	63.5	1,113	60.0	948	56.4
Other personal lending	388	4.3	607	4.5	919	4.4	1,147	5.0	1,895	4.9
Agriculture, forestry and fishing	15	1.4	18	1.3	38	1.1	67	1.0	51	0.8
Energy and water supply	20	0.7	61	0.7	149	0.8	191	0.6	165	0.7
Manufacturing	70	1.2	179	1.2	296	1.4	337	1.5	475	1.6
Construction	165	1.0	158	1.3	395	1.3	504	1.3	898	1.6
Transport, distribution and hotels	219	2.8	1,051	2.9	1,954	4.2	2,162	4.7	2,117	5.3
Postal and telecommunications	4	0.5	17	0.5	11	0.4	40	0.2	62	0.3
Financial, business and other services	811	8.9	1,225	8.7	2,293	8.0	2,764	8.6	3,075	10.4
Property companies	790	6.7	2,553	7.1	5,145	8.3	6,664	9.3	8,710	10.5
Lease financing	–	0.6	1	0.6	6	0.8	33	1.1	92	1.3
Hire purchase	72	2.0	84	1.4	103	1.0	228	0.9	244	0.9
Total balance at year end	3,033	100.0	6,414	100.0	11,966	100.0	15,253	100.0	18,746	100.0
87

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013 or later years. The analysis of the coverage of the allowance for loan losses at 31 December 2012 and 2011 between domestic and international offices is as follows:

	Domestic		Foreign		Total
		Percentage of		Percentage of		Percentage of
		loans in each		loans in each		loans in each
		category to		category to		category to
2012	Allowance £m	total loans %	Allowance £m	total loans %	Allowance £m	total loans %
Balance at year end applicable to:
Loans and advances to banks	3	6.1	–	1.7	3	5.8
Loans and advances to customers:
Mortgages	106	62.0	1,007	36.8	1,113	60.0
Other personal lending	1,064	5.0	83	5.4	1,147	5.0
Agriculture, forestry and fishing	57	1.0	10	0.1	67	1.0
Energy and water supply	177	0.3	14	3.7	191	0.6
Manufacturing	194	1.4	143	3.1	337	1.5
Construction	215	1.2	289	2.5	504	1.3
Transport, distribution and hotels	715	4.2	1,447	10.6	2,162	4.7
Postal and telecommunications	10	0.2	30	0.4	40	0.2
Financial, business and other services	2,008	8.4	756	11.1	2,764	8.6
Property companies	2,307	8.3	4,357	21.0	6,664	9.3
Lease financing	14	1.0	19	2.8	33	1.1
Hire purchase	206	0.9	22	0.8	228	0.9
Total	7,076	100.0	8,177	100.0	15,253	100.0

	Domestic		Foreign		Total
		Percentage of		Percentage of		Percentage of
		loans in each		loans in each		loans in each
		category to		category to		category to
2011	Allowance £m	total loans %	Allowance £m	total loans %	Allowance £m	total loans %
Balance at year end applicable to:
Loans and advances to banks	14	5.7	–	1.4	14	5.3
Loans and advances to customers:
Mortgages	123	59.1	825	29.7	948	56.4
Other personal lending	1,555	5.0	340	3.2	1,895	4.9
Agriculture, forestry and fishing	39	0.9	12	0.3	51	0.8
Energy and water supply	137	0.3	28	4.2	165	0.7
Manufacturing	318	1.4	157	3.6	475	1.6
Construction	531	1.4	367	3.3	898	1.6
Transport, distribution and hotels	668	4.9	1,449	10.2	2,117	5.3
Postal and telecommunications	35	0.3	27	0.7	62	0.3
Financial, business and other services	2,172	10.1	903	13.2	3,075	10.4
Property companies	2,153	8.8	6,557	27.4	8,710	10.5
Lease financing	63	1.2	29	1.8	92	1.3
Hire purchase	217	0.9	27	1.0	244	0.9
Total	8,025	100.0	10,721	100.0	18,746	100.0
88

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

						Loans and
						advances
						designated
	Loans and	Loans and advances to customers				at fair value
	advances	Retail –	Retail –			through
(audited)	to banks £m	mortgages £m	other £m	Commercial £m	Total £m	profit or loss £m
31 December 2015
Neither past due nor impaired	25,006	302,063	38,886	100,001	440,950	33,174
Past due but not impaired	111	8,233	393	463	9,089	–
Impaired – no provision required	–	732	690	1,092	2,514	–
– provision held	–	3,269	911	2,896	7,076	–
Gross	25,117	314,297	40,880	104,452	459,629	33,174
31 December 2014
Neither past due nor impaired	26,003	320,324	37,886	106,768	464,978	36,725
Past due but not impaired	152	10,311	674	488	11,473	–
Impaired – no provision required	–	578	938	847	2,363	–
– provision held	–	3,766	1,109	7,070	11,945	–
Gross	26,155	334,979	40,607	115,173	490,759	36,725
31 December 2013
Neither past due nor impaired	25,219	318,668	36,789	107,764	463,221	29,443
Past due but not impaired	146	12,329	580	786	13,695	–
Impaired – no provision required	–	637	1,284	1,824	3,745	–
– provision held	–	6,229	1,456	20,829	28,514	–
Gross	25,365	337,863	40,109	131,203	509,175	29,443
31 December 2012
Neither past due nor impaired	32,726	319,613	41,223	117,152	477,988	14,551
Past due but not impaired	31	12,880	922	1,527	15,329	–
Impaired – no provision required	–	741	1,530	1,504	3,775	–
– provision held	3	7,391	2,124	33,003	42,518	–
Gross	32,760	340,625	45,799	153,186	539,610	14,551
31 December 2011
Neither past due nor impaired	32,494	330,727	41,448	146,655	518,830	11,121
Past due but not impaired	15	12,742	1,093	2,509	16,344	–
Impaired – no provision required	6	1,364	1,604	3,544	6,512	–
– provision held	105	6,701	2,940	44,116	53,757	–
Gross	32,620	351,534	47,085	196,824	595,443	11,121

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

						Loans and
						advances
						designated
	Loans and	Loans and advances to customers				at fair value
	advances	Retail –	Retail –			through
(audited)	to banks £m	mortgages £m	other £m	Commercial £m	Total £m	profit or loss £m
31 December 2015
0-30 days	111	4,066	276	248	4,590	–
30-60 days	–	1,732	81	100	1,913	–
60-90 days	–	1,065	9	52	1,126	–
90-180 days	–	1,370	8	19	1,397	–
Over 180 days	–	–	19	44	63	–
Total	111	8,233	393	463	9,089	–
31 December 2014
0-30 days	152	4,854	453	198	5,505	–
30-60 days	–	2,309	110	51	2,470	–
60-90 days	–	1,427	90	139	1,656	–
90-180 days	–	1,721	5	38	1,764	–
Over 180 days	–	–	16	62	78	–
Total	152	10,311	674	488	11,473	–
31 December 2013
0-30 days	146	5,596	489	347	6,432	–
30-60 days	–	2,639	87	102	2,828	–
60-90 days	–	1,734	4	57	1,795	–
90-180 days	–	2,360	–	41	2,401	–
Over 180 days	–	–	–	239	239	–
Total	146	12,329	580	786	13,695	–
31 December 2012
0-30 days	–	5,996	744	860	7,600	–
30-60 days	3	2,667	138	131	2,936	–
60-90 days	2	1,750	29	328	2,107	–
90-180 days	6	2,467	5	56	2,528	–
Over 180 days	20	–	6	152	158	–
Total	31	12,880	922	1,527	15,329	–
31 December 2011
0-30 days	1	5,989	868	1,163	8,020	–
30-60 days	9	2,618	195	481	3,294	–
60-90 days	4	1,833	25	260	2,118	–
90-180 days	–	2,302	4	159	2,465	–
Over 180 days	1	–	1	446	447	–
Total	15	12,742	1,093	2,509	16,344	–

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

						Loans and
						advances
						designated
	Loans and	Loans and advances to customers				at fair value
	advances	Retail –	Retail –			through
(audited)	to banks £m	mortgages £m	other £m	Commercial £m	Total £m	profit or loss £m
31 December 2015
Good quality	24,670	301,403	33,589	63,453		33,156
Satisfactory quality	311	527	4,448	28,899		15
Lower quality	4	27	476	7,210		3
Below standard, but not impaired	21	106	373	439		–
Total	25,006	302,063	38,886	100,001	440,950	33,174
31 December 2014
Good quality	25,654	318,967	30,993	65,106		36,482
Satisfactory quality	263	1,159	5,675	28,800		238
Lower quality	49	72	623	11,204		5
Below standard, but not impaired	37	126	595	1,658		–
Total	26,003	320,324	37,886	106,768	464,978	36,725
31 December 2013
Good quality	25,044	314,749	29,129	66,345		29,432
Satisfactory quality	171	2,948	6,414	29,038		7
Lower quality	2	308	501	9,991		3
Below standard, but not impaired	2	663	745	2,390		1
Total	25,219	318,668	36,789	107,764	463,221	29,443
31 December 2012
Good quality	32,173	313,372	30,924	60,049		14,514
Satisfactory quality	174	4,532	8,579	33,477		28
Lower quality	10	552	862	18,153		6
Below standard, but not impaired	369	1,157	858	5,473		3
Total	32,726	319,613	41,223	117,152	477,988	14,551
31 December 2011
Good quality	32,141	323,060	29,123	71,907		11,065
Satisfactory quality	171	5,432	9,747	42,311		45
Lower quality	9	970	1,127	24,676		11
Below standard, but not impaired	173	1,265	1,451	7,761		–
Total	32,494	330,727	41,448	146,655	518,830	11,121

For further details see note 53 on page F-90.

INTEREST FOREGONE ON NON-PERFORMING LENDING

The table below summarises the interest foregone on impaired lending.

2015
£m
Interest income that would have been recognised under original contract terms	504
Interest income included in profit	(248)
Interest foregone	256
91

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TROUBLED DEBT RESTRUCTURINGS

In the US, loans whose terms have been modified due to problems with the borrower are required to be separately disclosed. If the new terms were in line with market conditions at the time of the restructuring and the restructured loan remains current as to repayment of principal and interest then the disclosure is discontinued at the end of the first year. The Company’s accounting policy for loans that are renegotiated is set out in note 2(H)(l) to the financial statements. The table below sets out loans that are forborne at 31 December 2015 and 2014, separately identifying those loans that are also impaired:

				Impairment
	Total forborne	Total forborne		allowance as a
	loans and	loans and	Total loans and	% of loans and
	advances which	advances which	advances which	advances which
	are not impaired	are impaired	are forborne	are forborne
	£m	£m	£m	%
At 31 December 2015
UK secured retail	2,929	173	3,102	4.2
UK unsecured retail	28	119	147	40.0
Consumer credit cards	105	120	225	26.8
Asset Finance UK Retail	49	51	100	25.5
Run off: Ireland secured retail	143	26	169	13.3
Commercial Banking	986	2,528	3,514	30.9
Run off: Corporate Real Estate, other Corporate and Specialist Finance	9	1,771	1,780	52.5
Run-off Ireland: Commercial real estate and corporate	32	5	37	0.0
At 31 December 2014
UK secured retail	4,128	266	4,394	3.5
UK unsecured retail	23	139	162	39.4
Consumer credit cards	94	140	234	29.1
Asset Finance UK Retail	56	53	109	20.5
Run off: Ireland secured retail	239	41	280	12.7
Commercial Banking	1,896	3,241	5,137	31.0
Run off: Corporate Real Estate, other Corporate and Specialist Finance	86	1,912	1,998	58.3
Run-off Ireland: Commercial real estate and corporate	384	3,052	3,436	72.2

The Group assesses whether a loan benefiting from a UK Government-sponsored programme is impaired or a troubled debt restructuring using the same accounting policies and practices as it does for loans not benefiting from such a programme.

Further information on the schemes operated by the Group to assist borrowers who are experiencing financial stress and on the Group’s forborne loans is set out on pages 59 to 61 and pages 69 to 78.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CROSS BORDER OUTSTANDINGS

The business of Lloyds Banking Group involves exposures in non-local currencies. These cross-border outstandings comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in non-local currency. The following table analyses, by type of borrower, foreign outstandings which individually represent in excess of 1 per cent of Lloyds Banking Group’s total assets.

			Governments	Banks and other	Commercial,
			and official	financial	industrial
		Total	institutions	institutions	and other
	% of assets	£m	£m	£m	£m
At 31 December 2015:
United States of America	1.5	11,748	6,349	952	4,447
At 31 December 2014:
United States of America	1.3	11,437	7,838	1,177	2,422
At 31 December 2013:
United States of America	1.3	10,679	7,156	1,626	1,897
Republic of Ireland	1.1	8,990	2	119	8,869

At 31 December 2015, United States of America had commitments of £1,096 million.

At 31 December 2015, no countries had cross-border outstandings of between 0.75 per cent and 1 per cent of assets.

At 31 December 2014, no countries had cross-border outstandings of between 0.75 per cent and 1 per cent of assets.

At 31 December 2013 no countries had cross-border outstandings of between 0.75 per cent and 1 per cent of assets.

CONDUCT RISK

DEFINITION

Conduct risk is defined as the risk of customer detriment or regulatory censure and/or a reduction in earnings/value, through financial or reputational loss, from inappropriate or poor customer treatment or business conduct.

RISK APPETITE

The Group’s conduct risk appetite is designed to safeguard customers from systemic unfair outcomes and is monitored through a number of key metrics with defined limits and triggers which are reviewed and approved by the Board annually. The metrics and their outputs are regularly assessed by Executive and Board Risk committees to ensure that the Group operates within appetite policies, processes and standards. These are in place to provide a framework for businesses and colleagues to operate in accordance with the laws, regulations and voluntary codes, which apply to the Group and its activities.

For further information on risk appetite refer to page 46.

EXPOSURES

Conduct risk affects all aspects of the Group’s operations, all types of customers and other stakeholders. The Group faces significant conduct risks, for example, through products or services not meeting the needs of its customers; sales processes resulting in poor advice; failure to deal with a customer’s complaint effectively where the Group has not met customer expectations, which may lead to a referral to the Financial Ombudsman Service; or engaging in conduct which disrupts the fair and effective operation of a market in which it is active. Given the high level of scrutiny regarding financial institutions’ treatment of customers and business conduct from regulatory bodies, the media, politicians and consumer groups, there is a risk that certain aspects of the Group’s current or legacy business may be determined by the Financial Conduct Authority and other regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, or in a manner that fails to deliver fair and reasonable treatment. The Group may also be liable for damages to third parties harmed by the conduct of its business.

MEASUREMENT

To articulate its conduct risk appetite, the Group has sought more granularity through the use of suitable conduct risk metrics and tolerances that indicate where it may potentially be operating outside its conduct appetite. Conduct Risk Appetite Metrics (CRAMs) have been designed for all product families offered by the Group; a set of common metrics have been agreed for all products to support a consistent approach. These contain a range of product, sales and post-sales metrics to provide a more holistic view of conduct risks; each product also has additional bespoke metrics. The common metrics are sales volume, product governance adherence, target market, outcome testing: meets customer needs, outcome testing: information disclosure, outcome testing: regulatory compliance, retention, usage, claims (decline rates), complaints, Financial Ombudsman Service uphold rate and complaints outcome testing. Each of the tolerances for the metrics are agreed for the individual product and are tracked month by month. At a consolidated level these metrics are part of the Board approved risk appetite. The Group also continues to measure how effectively the overall Conduct Strategy is embedded across all divisions and functions and its impact on customer outcomes through the Group Customer First Committee (GCFC). In relation to market conduct, metrics have also been generated, covering, for example, the way in which confidential information and potential conflicts of interest are managed.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MITIGATION

The Group takes a range of mitigating actions with respect to this risk; it has implemented a customer-focused, UK-centric strategy, strengthened its culture and values, improved systems and processes, and implemented more effective controls. These actions are being further embedded throughout the Group (across all business areas and all supporting functional areas) as part of the transition of the Group’s Conduct Strategy from a programme to business as usual supported by the GCFC, including:

–	Conduct risk appetite established at Group and business area level;

–	Customer needs explicitly considered within business and product level planning and strategy;

–	Cultural transformation, supported by strong direction and tone from senior executives and the Board. This is underpinned by the Group’s values and Codes of Responsibility, to deliver the best bank for customers;

–	Enhanced product governance framework to ensure products continue to offer customers fair value, and meet the needs of the relevant target market throughout their life cycle;

–	Sales processes and governance framework to deliver consistently fair outcomes;

–	Enhanced complaints management through effectively responding to, and learning from, root causes to reduce complaint volumes and the Financial Ombudsman Service change rate;

–	Enhanced recruitment and training, and a focus on how the Group manages colleagues’ performance with clearer customer accountabilities; and

–	Application of the Conduct Strategy to third parties involved in serving the Group’s customers.

The Group has also prioritised activity designed to reinforce good conduct in its engagement with the markets in which it operates, together with the development of preventative and detective controls in order to be able to demonstrate this.

The Group’s leadership team is committed to embedding the Conduct Strategy within the business following its approved transition into business as usual to support the development of the right customer centric culture. The Board and Group Risk Committee receive regular reports and metrics to track progress on how the Group is meeting customer needs and minimising conduct risk.

All Group business areas have continued to apply significant resources to the Conduct Strategy to achieve the target of transition to business as usual and to continue delivering improved outcomes for customers.

The Group actively engages with regulatory bodies and other stakeholders in developing its understanding of current customer treatment concerns, and those relating to the fairness and effectiveness of markets, to ensure that the implementation of the Group’s conduct strategy meets evolving stakeholder expectations.

MONITORING

Monitoring and reporting is undertaken at Board, Group and business area committees. As part of the reporting of CRAMs, a robust outcomes testing regime is in place to test performance of customer critical activities. The GCFC has responsibility for monitoring and reviewing integrated measurement of enhanced outcomes, customer views and cultural transformation, including challenging Divisions to make changes based on key learnings to support the delivery of the Group’s vision and foster a customer centric culture. There is also focus on the enhancement of preventative and detective controls to encourage and demonstrate the Group’s support for the fair and effective operation of relevant markets.

MARKET RISK

DEFINITION

Market risk is defined as the risk that unfavourable market moves (including changes in and increased volatility of interest rates, market implied inflation rates, credit spreads and bond prices, foreign exchange rates, equity, property and commodity prices and other instruments), lead to reductions in earnings and/or value.

RISK APPETITE

Risk appetite is defined within the Group as the amount and type of risk that the Group is prepared to seek, accept or tolerate. The Group’s Risk Management Framework and Market Risk Principle, reviewed and approved annually by the Board, articulate accountabilities for the management of market risk across the Group, and how this is discharged through a robust governance structure with the objective of seeking an optimal risk profile which supports sustainable business growth and minimises losses. The Group Asset and Liability Committee (GALCO), chaired by the Chief Financial Officer, is responsible for approving and monitoring group market risks, management techniques, market risk measures, behavioural assumptions, and the market risk policy.

The market risk policy defines the framework and mandatory requirements for market risk management and oversight adopted by the Group. The policy is owned by Group Corporate Treasury (GCT) and refreshed annually. The policy is underpinned by supplementary market risk procedures, which define specific market risk management and oversight requirements.

For further information on risk appetite refer to page 46.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BALANCE SHEET LINKAGES

The information provided in table 1.36 (below) aims to facilitate the understanding of linkages between banking, trading, and insurance balance sheet items and the positions disclosed in the Group’s market risk disclosures. This breakdown of financial instruments included and not included in trading book Value at Risk (VaR) provides a linkage with the trading book market risk measures reported later on in the market risk section. It is important to highlight that this table does not reflect how the Group manages trading book market risk, since it does not discriminate between assets and liabilities in its VaR model.

Table 1.36: Market risk linkage to the balance sheet

		Banking
		Trading book
2015	Total £m	only £m	Non-trading £m	Insurance £m	Primary risk factor
Assets
Cash and balances at central banks	58,417	–	58,417	–	Interest rate
Items in the course of collection from banks	697	–	697	–	Interest rate
Trading and other financial assets at fair value through profit or loss	140,536	42,661	2,181	95,694	Interest rate, foreign exchange, credit spread
Derivative financial instruments	29,467	25,305	2,570	1,592	Interest rate, foreign exchange, credit spread
Loans and receivables:
Loans and advances to banks	25,117	–	3,385	21,732	Interest rate
Loans and advances to customers	455,175	–	455,175	–	Interest rate
Debt securities	4,191	–	4,191	–	Interest rate, credit spread
	484,483	–	462,751	21,732
Available-for-sale financial assets	33,032	–	33,030	2	Interest rate, credit spread, foreign exchange
Held-to-maturity investments	19,808	–	19,808	–	Interest rate
Value of in-force business	4,596	–	–	4,596	Equity
Other assets	35,652	–	16,656	18,996	Interest rate
Total assets	806,688	67,966	596,110	142,612

Liabilities
Deposits from banks	16,925	–	16,925	–	Interest rate
Customer deposits	418,326	–	418,326	–	Interest rate
Items in course of transmission to banks	717	–	717	–	Interest rate
Trading and other financial liabilities at fair value through profit or loss	51,863	43,984	7,879	–	Interest rate, foreign exchange
Derivative financial instruments	26,301	22,124	2,413	1,764	Interest rate, foreign exchange, credit spread
Debt securities in issue	82,056	–	82,056	–	Interest rate
Liabilities arising from insurance and investment contracts	103,071	–	–	103,071	Credit spread
Subordinated liabilities	23,312	–	21,638	1,674	Interest rate, foreign exchange
Other liabilities	37,137	–	7,103	30,034	Interest rate
Total liabilities	759,708	66,108	557,057	136,543

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

Insurance business assets and liabilities relate to policyholder funds, as well as shareholder invested assets, including annuity funds. The Group recognises the value of in-force business in respect of Insurance’s long-term life assurance contracts as an asset in the balance sheet (see note 25, page F-42).

The Group ensures that it has adequate cash and balances at central banks and stocks of high quality liquid assets (e.g. Gilts or US Treasury Securities) that can be converted easily into cash to meet liquidity requirements. The majority of these assets are held as available-for-sale with the remainder held as financial assets at fair value through profit and loss. Further information on these balances can be found under the Funding and Liquidity Risk on page 103. Interest rate risk in the asset portfolios is swapped into floating.

The majority of debt issuance originates from the Issuance, Capital Vehicles and Medium Term Notes desks and the interest rate risk of the debt issued is hedged by swapping them into a floating rate.

Table 1.37 shows the key market risks for the Group’s banking, defined benefit pension schemes and trading, banking and Insurance and trading activities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.37: Key market risks for the Group by individual business activity (profit before tax impact measured against Group single stress scenarios)

Risk type
	Interest rate	Basis risk	FX	Credit spread	Equity	Inflation
Banking activities	●	●	☐	●	●	☐
Defined benefit pension scheme	●		☐	■	●	☐
Insurance portfolios	¡		¡	●	●	¡
Trading portfolios	☐		☐	¡		☐
Key
Profit before tax:	Loss	Gain
>£500m	●	■
£250m – £500m	●	■
<£250m	●	■
<£50m	¡	☐

MEASUREMENT

Group market risk is managed within a Board approved framework and risk appetite. Board risk appetite is calibrated primarily to five economic multi-risk scenarios, and is supplemented with sensitivity based measures. The scenarios assess the impact of unlikely, but plausible adverse stresses on income, with the worst case for banking activities, defined benefit pensions, insurance and trading portfolios reported against independently, and across the Group as a whole.

The Board risk appetite is cascaded first to GALCO where risk appetite is approved and monitored by risk type, and then to Group Market Risk Committee (GMRC) where risk appetite is sub allocated by Division. These levels of risk appetite comprise scenarios/stress based measures (single factor stresses), percentile based measures (e.g. VaR and Stressed VaR), and sensitivity based measures (e.g. sensitivity to 1 basis point move in interest rates), as well as stochastic measures within the Insurance business. These measures are reviewed regularly by senior management to inform effective decision making.

MITIGATION

Various mitigation activities are undertaken across the Group to manage portfolios and seek to ensure they remain within approved limits.

MONITORING

GALCO and the GMRC regularly review high level market risk exposure, as part of the wider risk management framework. They also make recommendations to the Group Chief Executive concerning overall market risk appetite and Group Market Risk Policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits and triggers are monitored by Risk Division and where appropriate, escalation procedures are in place.

How market risks arise and are managed across the Group’s activities is considered in more detail below.

BANKING ACTIVITIES

EXPOSURES

The Group’s banking activities expose it to the risk of adverse movements in interest rates, credit spreads, exchange rates and equity prices, with little or no exposure to commodity risk. The volatility of market values can be affected by both the transparency of prices and the amount of liquidity in the market for the relevant asset or liability.

Interest rate risk

Interest rate risk in the Group’s divisional portfolios and in the Group’s capital and funding activities arises from the different repricing characteristics of the Group’s non-trading assets, liabilities (see loans and advances to customers and customer deposits in table 1.36) and off balance sheet positions of the Group. Behavioural assumptions are applied to (i) embedded optionality within products; (ii) the duration of balances that are contractually repayable on demand, such as current accounts and overdrafts, together with net free reserves of the group; and (iii) to the re-pricing behaviour of managed rate liabilities namely variable rate savings.

Basis risk arises from the possible changes in spreads, for example where the bank lends with reference to a central bank rate but funds with reference to LIBOR and the spread between these widens or tightens.

Prepayment risk arises, predominantly in the Retail division, as customer balances amortise more quickly or slowly than anticipated due to economic conditions or customer’s response to changes in economic conditions. Pipeline and pre hedge risk arises where new business volumes are higher or lower than forecasted.

Foreign exchange risk

Economic foreign exchange exposure arises from the Group’s investment in its overseas operations (net investment exposures are disclosed in note 53 on page F-90). In addition, the Group incurs foreign exchange risk through non-functional currency flows from services provided by customer facing divisions and the Group’s debt and capital management programmes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Equity risk

Equity risk arises primarily from three different sources; (i) the Group’s strategic equity holdings in Banco Sabadell, Aberdeen, and Visa Europe; (ii) exposure to Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package; and (iii) the Group’s private equity investments held by Lloyds Development Capital.

Credit spread risk

Credit spread risk arises largely from i) liquid asset portfolio held in the management of Group liquidity comprising government, supranational, and other eligible assets; and ii) the Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) sensitivity to credit spreads.

MEASUREMENT

Interest rate risk exposure is monitored monthly using, primarily:

(i) Market value sensitivity: this methodology considers all repricing mismatches (behaviourally adjusted where appropriate) in the current balance sheet and calculates the change in market value that would result from an instantaneous 25, 100 and 200 basis points parallel rise or fall in the yield curve (subject to an appropriate floor).

(ii) Interest income sensitivity: this measures the impact on future net interest income arising from an instantaneous 25, 100 and 200 basis points parallel rise or fall in all the yield curves over a rolling 12 month basis (subject to an appropriate floor). Unlike the market value sensitivities, the interest income sensitivities incorporate additional behavioural assumptions as to how and when individual products would reprice in response to such change.

(iii) Market Value notional limit: this caps the amount of conventional and inflation-linked government bonds held by the Group for liquidity purposes.

(iv) Structural hedge limits; these metrics enhance understanding of assumption and duration risk taken within the behaviouralisation of this portfolio.

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

Table 1.38 below shows, split by material currency, the Group’s market value sensitivities to an instantaneous parallel up and down 25 and 100 basis points change to all interest rate.

Table 1.38: Banking activities: market value sensitivity

	2015				2014
	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m
Sterling	48.7	(48.8)	194.2	(115.9)	(15.7)	15.5	(63.8)	3.9
US dollar	1.9	(1.9)	7.5	(5.9)	4.7	(4.9)	17.8	(15.9)
Euro	1.7	(2.1)	6.9	(6.8)	(7.2)	4.8	(27.3)	15.0
Australian dollar	(0.1)	0.1	(0.2)	0.2	(0.4)	0.4	(1.3)	1.8
Other	(0.3)	0.3	(1.4)	0.9	(0.3)	0.3	(1.2)	0.8
Total	51.9	(52.4)	207.0	(127.5)	(18.9)	16.1	(75.8)	5.6

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

Table 1.39 below shows supplementary value sensitivity to a steepening and flattening in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.

Table 1.39: Banking activities: market value sensitivity to a steepening and flattening of the yield curve

	2015		2014
	Steepener £m	Flattener £m	Steepener £m	Flattener £m
Sterling	(105.7)	97.1	69.3	(85.7)
US dollar	(3.4)	4.8	19.5	(6.8)
Euro	(0.5)	2.0	(8.6)	3.0
Australian dollar	(0.0)	(0.0)	0.5	7.5
Other	0.2	(0.2)	0.2	(0.2)
Total	(109.4)	103.7	80.9	(82.2)
97

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The table below shows the banking book income sensitivity to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

Table 1.40: Banking activities: net interest income sensitivity (audited)

	2015				2014
	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m
Client facing activity and associated hedges	152.4	(140.1)	604.7	(464.2)	(4.6)	(46.0)	176.3	(222.3)

Income sensitivity is measured over a rolling 12 month basis.

The interest income sensitivity continues to reflect structural hedging against margin compression. The increased sensitivity reflects both the timing of margin management, and the level of floors giving rise to increased compression risk in the Group.

Basis risk, foreign exchange, equity, and credit spread risks are measured primarily through scenario analysis by assessing the impact on profit before tax over a 12 month horizon arising from a change in market rates, and reported within the Board Risk Appetite on a monthly basis. Supplementary measures such as sensitivity and exposure limits are applied where they provide greater insight into risk positions. Frequency of reporting supplementary measures varies from daily to quarterly appropriate to each asset class.

MITIGATION

The Group’s policy is to optimise reward whilst managing its market risk exposures within the risk appetite defined by the Board. The Group Market Risk policy and procedures outlines the hedging process, and the centralisation of risk from divisions into GCT, e.g. via Transfer Pricing Framework. GCT is responsible for managing the centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of GALCO within the Board risk appetite. Derivative desks in Financial Markets will then externalise the hedges to the market. The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group’s structural hedge. Consistent with the Group’s strategy to deliver stable returns, GALCO seeks to minimise large reinvestment risk, and to smooth earnings over a range of investment tenors. The amount and duration of the hedging activity is reviewed regularly by GALCO, with current target duration of around four years.

Whilst the bank faces margin compression in the current low rate environment, its exposure to pipeline and prepayment risk are not considered material, and are hedged in line with expected customer behaviour. These are appropriately monitored and controlled through Divisional ALCOs.

Net investment foreign exchange exposures are managed centrally by GCT, by hedging non GBP asset values with currency borrowing. Economic foreign exchange exposures arising from non-functional currency flows are identified by divisions and transferred and managed centrally. The Group also has a policy of forward hedging its forecasted currency profit and loss to year end.

MONITORING

The Risk Management Framework, Policy and Procedures document articulate the monitoring of Banking book market risk through the committee structure. The Group’s Three Lines of Defence ensure risk is identified, and appropriately measured, reported and understood. The appropriate limits and triggers are monitored by senior executive Committees within the Banking divisions. Banking assets, liabilities and associated hedging are actively monitored and if necessary rebalanced to be within agreed tolerances.

DEFINED BENEFIT PENSION SCHEMES

EXPOSURES

The Group’s defined benefit pension schemes are exposed to significant risks from both their assets and from the present value of their liabilities, primarily real interest rate, credit spread, equity, and alternative asset risks. The liability discount rate provides exposure to interest rate risk and credit spread risk, which are partially offset by fixed interest assets (such as gilts and corporate bonds) and swaps. Equity and alternative asset risk arises from direct asset holdings.

For further information on defined benefit pension scheme assets and liabilities please refer to note 37 on page F-51.

MEASUREMENT

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

MITIGATION

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

MONITORING

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE PORTFOLIOS

EXPOSURES

The main elements of market risk to which the Group is exposed through the Insurance business are equity, credit spread, interest rate and inflation.

–	Equity risk arises indirectly through the value of future management charges on policyholder funds. These management charges form part of the value of in-force business (see note 25 on page F-42). Equity risk also arises in the with-profits funds but is less material.

–	Credit spread risk mainly arises from annuities where policyholders’ future cashflows are guaranteed at retirement. Exposure arises if the assets which are held to back these liabilities, mainly corporate bonds and loans, do not perform in line with expectations. Within the Group accounts a large amount of this exposure is removed as accounting rules require that assets Insurance have acquired from Group are maintained at the original amortised book value.

–	Interest rate risk arises through holding credit and interest assets mainly in the annuity book and also to cover general insurance liabilities, capital requirements and risk appetite.

–	Inflation exposure is from a combination of inflation linked policyholder benefits and inflation assumptions used to project future expenses.

MEASUREMENT

Current and potential future market risk exposures within Insurance are assessed using a range of stress testing exercises and scenario analyses. Risk measures include 1-in-200 year stresses used for regulatory capital assessments and single factor stresses for profit before tax.

Table 1.41 demonstrates the impact of the Group’s Fiscal Solvency stress scenario (with no diversification benefit) on Insurance’s portfolio; this is the most onerous scenario for Insurance out of the Group scenarios. The amounts include movements in assets, liabilities and the value of in-force business in respect of insurance contracts and participating investment contracts.

Table 1.41: Insurance business: profit before tax sensitivities

	Increase (reduction) in profit before tax
	2015 £m	2014 £m
Interest rates – increase 100 basis points	(43)	(124)
Inflation – increase 50 basis points	(23)	(143)
Credit spreads – 100% widening	(864)	(582)
Equity – 30% fall	(616)	(745)
Property – 25% fall	(51)	(60)

Credit spread exposure increased in 2015 reflecting the Insurance business entry into the bulk annuity market, with a £0.4 billion deal in the fourth quarter, building on the £2.4 billion Scottish Widows with-profits deal earlier in the year.

Further stresses that show the effect of reasonably possible changes in key assumptions, including the risk-free rate, equity investment volatility, widening of credit default spreads on corporate bonds and an increase in illiquidity premia, as applied to profit before tax are set out in note 34.

MITIGATION

Equity and credit spread risks are inherent within Insurance products and are closely monitored to ensure they remain within risk appetite. A hedging strategy is in place to reduce exposure from the with-profit funds.

Interest rate risk in the annuity book is mitigated by investing in assets whose cash flows closely match those on the projected future liabilities. It is not possible to eliminate risk completely as the timing of insured events is uncertain and bonds are not available at all of the required maturities. As a result, the cash flows cannot be precisely matched and so sensitivity tests are used to test the extent of the mismatch.

Other market risks (e.g. interest rate exposure outside the annuity book and inflation) are also closely monitored and where considered appropriate, hedges are put in place to reduce exposure.

MONITORING

Market risks in the Insurance business are monitored by Insurance senior executive Committees and ultimately the Insurance Board. Monitoring includes the progression of market risk capital against risk appetite limits, as well as the sensitivity of profit before tax to combined market risk stress scenarios and in year market movements. Asset/liability matching positions and hedges in place are actively monitored and if necessary rebalanced to be within agreed tolerances. In addition market risk is controlled via approved investment policies and mandates.

TRADING PORTFOLIOS

EXPOSURES

The Group’s trading activity is small relative to its peers and the Group does not have a programme of proprietary trading activities. The Group’s trading activity is undertaken solely to meet the financial requirements of commercial and retail customers for foreign exchange, credit and interest rate products. These activities support customer flow and market making activities.

All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause significant losses in the trading book depending on the positions at the time. The average 95 per cent 1-day trading VaR (diversified across risk factors) was £1.5 million for year end 2015 compared to £3.0 million for year end 2014. This decrease was due to the significant de-risking activities that took place at the portfolio level.

Trading market risk measures are applied to all the Group’s regulatory trading books and they include daily VaR (table 1.42), sensitivity based measures, and stress testing calculations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MEASUREMENT

The Group internally uses VaR as the primary risk measure for all trading book positions.

Table 1.42 shows some relevant statistics for the Group’s 1-day 95 per cent confidence level VaR that are based on 300 historical consecutive business days to year end 2015 and year end 2014.

The risk of loss measured by the VaR model is the minimum expected loss in earnings given the 95 per cent confidence. The total and average trading VaR numbers reported below have been obtained after the application of the diversification benefits across the five risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported at Group level.

Table 1.42: Trading portfolios: VaR (1-day 95 per cent confidence level) (audited)

	At 31 December 2015				At 31 December 2014
	Close £m	Average £m	Maximum £m	Minimum £m	Close £m	Average £m	Maximum £m	Minimum £m
Interest rate risk	0.8	1.4	3.5	0.8	1.7	2.8	4.8	1.3
Foreign exchange risk	0.2	0.3	0.8	0.1	0.2	0.4	1.3	0.0
Equity risk	–	–	–	–	–	–	–	–
Credit spread risk	0.2	0.4	1.0	0.2	0.6	0.7	1.1	0.5
Inflation risk	0.1	0.3	1.6	0.1	0.4	0.3	0.8	0.2
Sub-total
Sum of risk factors	1.3	2.3	6.2	1.3	2.8	4.3	6.4	2.5
Portfolio Diversification	(0.4)	(0.9)			(0.9)	(1.3)
Total VaR[1]	0.9	1.4	3.1	0.8	1.9	3.0	4.6	1.6

1	VaR over 2015 is based on diversified VaR across risk factors following the PRA granting the Group permission to calculate VaR on a diversified basis. We have applied the same diversification approach for 2014.

The market risk for the trading book continues to be low with respect to the size of the Group and compared to our peers. This reflects the fact that the Group’s trading operations are customer-centric and focused on hedging and recycling client risks.

Although it is an important market standard measure of risk, VaR has limitations. One of them is the use of limited historical data sample which influences the output by the implicit assumption that future market behaviour will not differ greatly from the historically observed period. Another known limitation is the use of defined holding periods which assumes that the risk can be liquidated or hedged within that holding period. Also calculating the VaR at the chosen confidence interval does not give enough information about potential losses which may occur if this level is exceeded. The Group fully recognises these limitations and supplements the use of VaR with a variety of other measurements which reflect the nature of the business activity. These include detailed sensitivity analysis, position reporting and a stress testing programme.

Trading book VaR (1-day 99 per cent) is compared daily against both hypothetical and clean profit and loss. 1-day 99 per cent VaR charts for Lloyds Bank, HBOS and Lloyds Banking Group models can be found in the Group’s Pillar 3 Report.

MITIGATION

Active management of the Group portfolio is necessary such that the level of exposure is strictly controlled and managed within the approved risk limits.

MONITORING

Trading risk appetite is monitored daily with 1-day 95 per cent VaR and Stress Testing limits. These limits are complemented with position level action triggers and profit and loss referrals. Risk and position limits are set and managed at both desk and overall trading book levels. They are reviewed at least annually and can be changed as required within the overall Group risk appetite framework.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATIONAL RISK

DEFINITION

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The aim of operational risk management is to manage operational risks in line with defined appetites, and to protect both customers and the Group whilst delivering sustainable growth. The Group Operational Risk Management Framework is the method by which operational risks are managed in terms of setting risk appetite, evaluating key exposures, measuring risk, mitigating risk, and monitoring risks on an ongoing basis, as set out below.

RISK APPETITE

The Group’s operational risk appetite is designed to safeguard the interests of customers, internal and external stakeholders, and shareholders. Appetite is expressed through four high level statements summarised below, each of which are defined with limits and triggers approved by the Board, and are regularly monitored by executive and Board Risk Committee (BRC):

–	Customer: The Group builds trust and does not expect its customers to be impacted negatively.

–	Reputation: The Group does not expect to suffer events or behaviours that have a material negative impact on its reputation. The Group minimises the impact from cyber attacks that could result in a significant loss of customer confidence or undermine the stability of the Group.

–	Financial loss: The Group does not expect to experience cumulative fraud or operational losses above 3 per cent or more of budgeted Group income, or individual losses of more than £100 million.

–	Management time and resources: The Group does not expect internal events that divert excessive senior management time from running the business or have extensive impact on colleague time and/or morale.

For further information on risk appetite refer to page 46.

EXPOSURES

The principal operational risks to the Group are:

–	The risk that the Group is unable to provide services to customers as a result of an IT systems failure;

–	Cyber risks associated with malicious attacks on the confidentiality or integrity of electronic data, or the availability of systems;

–	External fraud arising from an act of deception or omission;

–	Risks arising from inadequate delivery of services to customers; and

–	The risk associated with the ongoing provision of services to TSB and other organisations.

The risks below also have potential to negatively impact customers and the Group’s future results:

–	Terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events and responses to those acts/events may create economic and political uncertainties, which could have a material adverse effect on UK and international macroeconomic conditions generally, and more specifically on the Group’s results of operations, financial condition or prospects in ways that cannot necessarily be predicted.

–	Systems and procedures are implemented and maintained by the Group to comply with increasingly complex and detailed anti-money laundering and anti-terrorism laws and regulations. However, these may not always be fully effective in preventing third parties from using the Group as a conduit for money laundering, terrorist financing and other illegal or prohibited activities. Should the Group be associated with money laundering, terrorist financing or breaches of financial crime regulations and prohibitions, its reputation could suffer and/or it could become subject to fines, sanctions and legal enforcement; any one of which could have a material adverse effect upon operating results, financial condition and prospects.

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

Based on data captured on the Group’s Operational Risk System, in 2015, the highest frequency of events occurred in external fraud (71.96 per cent) and execution, delivery and process management (15.81 per cent). Clients, products and business practices accounted for 83.43 per cent of losses by value, driven by legacy issues where impacts materialised in 2015 (excluding PPI).

Table 1.43 below shows high level loss and event trends for the Group using Basel II categories.

Table 1.43: Operational risk events by risk category (losses greater than or equal to £10,000)

	% of total volume		% of total losses
	2015	2014[1]	2015	2014[1]
Business disruption and system failures	0.40	1.20	0.13	0.39
Clients, products and business practices	11.46	14.31	83.43	80.87
Damage to physical assets	0.06	–	0.04	–
Employee practices and workplace safety	0.03	0.04	–	–
Execution, delivery and process management	15.81	20.30	11.08	14.12
External fraud	71.96	63.69	5.27	4.58
Internal fraud	0.28	0.46	0.05	0.04
Total	100.00	100.00	100.00	100.00

1	During the year, the Group undertook a review of the internal classification of operational risk events to improve alignment to the Basel categories. As a result of this review, the Group has changed the classification categories for a number of events. 2014 has been revised to reflect the new categorisations.
101

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operational risk scenario assessments and actual losses are used by the Group to calculate the appropriate holding of operational risk regulatory capital under the Internal Capital Adequacy Assessment Process (ICAAP). The Group calculates its minimum (Pillar I) operational risk capital requirements using The Standardised Approach (TSA), which the Basel Committee has stated as being appropriate for an ‘internationally active’ bank.

MITIGATION

The Group continues to review and invest in its control environment to ensure it addresses the inherent risks faced. Risks are reported and discussed at local governance forums and escalated to executive management as appropriate. This ensures the correct level of visibility and engagement. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (which would also include insurance) and acceptance. Contingency plans are maintained for a range of potential scenarios, with regular disaster recovery and scenario testing scheduled to test and challenge the readiness of the Group to respond in the event of an incident.

–	The Group continues to mature its approach to operational resilience. The IT Resilience Programme is making significant progress in addressing the observations and associated resilience risks raised in the Independent IT Resilience Review performed by PwC (2013). The Board recognises the role that resilient technology plays in achieving the Group’s strategy of becoming the best bank for customers and in maintaining banking services across the wider industry. As such, the Board dedicates considerable time and focus to this subject at both the Board and the Board Risk Committee, and continues to sponsor key investment programmes that enhance our resilience.

–	The threat landscape associated with cyber risk has continued to evolve alongside increasing Regulatory attention. The Board has defined a Cyber Risk Appetite and is supporting investment to help mitigate this risk.

–	In addition to initiatives that protect the Group against a malicious cyber-attack the Group continues to invest in enhanced protection of customer information, including limiting access to key systems and enhancing the security, durability and accessibility of critical information.

–	The Group adopts a risk based approach to mitigate the external fraud risks it faces, reflecting the current and emerging external fraud risks within the market. This approach drives an annual programme of enhancements to the Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Groupwide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group’s commercial interests and reputation, comply with legal requirements and meet regulatory expectations. The Group’s fraud awareness programme remains a key component of its fraud control environment.

–	The Group remediates issues that are identified in its customer processes, addressing root cause and rectifying customers as required. Enhancing the overall servicing environment remains a focus of dedicated Group programmes such as Simplification.

–	Following the successful divestment of TSB the Group retains responsibility for the ongoing provision of key services which are managed via robust change management governance and a consolidated strategic change plan. There are separate governance arrangements in place to oversee the impacts of the divestment on the retained business customers, operations and controls.

–	Operational resilience measures and recovery planning defined in the Group’s Business Continuity Management policy ensure an appropriate and consistent approach to the management of continuity risks, including potential interruptions from a range of internal and external incidents or threats including environmental and climatic issues, terrorism, cyber, economic instability, pandemic planning and operational incidents.

–	The Group has adopted policies and procedures designed to detect and prevent the use of its banking network for money laundering, terrorist financing, bribery and activities prohibited by legal and regulatory sanctions. The Group regularly reviews and assesses these policies to keep them current, effective and consistent across markets. The Group requires mandatory training on these topics for all employees. Specifically, the anti-money laundering procedures include ‘know-your-customer’ requirements, transaction monitoring technologies and reporting of suspicions of money laundering or terrorist financing to the applicable regulatory authorities and the Anti-Bribery Policy prohibits the payment, offer, acceptance or request of a bribe, including ‘facilitation payments’ by any employee or agent and provides a confidential reporting service for anonymous reporting for suspected or actual bribery activity. The Sanctions and the Related Prohibitions Policy sets out a framework of controls for compliance with legal and regulatory sanctions.

MONITORING

Monitoring and reporting is undertaken at Board, Group and business area committees, in accordance with delegated limits of authority which are regularly reviewed and refreshed. Business unit risk exposure is aggregated and discussed at the Group Conduct, Compliance and Operational Risk Committee, and matters are escalated to the Chief Risk Officer, or higher committees, if appropriate. A combination of: regular management information and reporting from business areas, oversight and challenge from Risk Division, Group Audit and other assurance activities ensures that key risks are regularly presented and debated by executive management.

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

For the Banking Group, the liquidity risk appetite covers a range of metrics considered key to maintaining a strong liquidity and funding position, including a number of stressed metrics, with regular reporting to GALCO and the Board. Risk appetite is a key element of the annual Group planning process with risk appetite defined over the life of the funding plan. For further information on risk appetite refer to page 46.

EXPOSURE

Liquidity exposure represents the amount of potential stressed outflows in any future period less expected inflows. Liquidity is considered from both an internal and a regulatory perspective.

MEASUREMENT

Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturity. Note 53 on page F-90 sets out an analysis of assets and liabilities by relevant maturity grouping. In order to reflect more accurately the expected behaviour of the Group’s assets and liabilities, measurement and modelling of the behavioural aspects of each is constructed. Divisional teams form a view of customer behaviour based on quantitative and qualitative analysis. The analysis takes into account items such as early repayment, forbearance and impairment for assets; rollover and early withdrawal for liabilities. The assumptions are subject to governance via divisional asset and liability committees. The behavioural reviews form the foundation of the Group’s Liquidity Transfer Pricing (LTP) and are applied to the contractual profile of the Group for the liquidity risk stress testing framework.

MITIGATION

The Group mitigates the risk of a liquidity mismatch in excess of its risk appetite by managing the liquidity profile of the balance sheet through short term liquidity management and over the life of the funding plan, combining business as usual and stressed conditions. The Group manages its risk appetite and liquidity position as a coverage ratio (proportion of stressed outflows covered by eligible liquid assets) corresponding with the PRA and CRD IV liquidity requirements. Longer term funding is used to manage the Group’s strategic liquidity profile, determined by the Group’s balance sheet structure. Longer term is defined as having an original maturity of more than one year.

The Group’s funding and liquidity position is underpinned by its significant customer deposit base, and is supported by strong relationships with corporate customers and certain wholesale market segments. A substantial proportion of the retail deposit base is made up of customers’ current and savings accounts which, although mostly repayable on demand, have traditionally in aggregate provided a stable source of funding. Funding concentration by counterparty and currency is monitored on an ongoing basis. Where concentrations do exist (for example, maturity profile), these are limited by the internal risk appetite and considered manageable. The ability to deploy assets quickly, either through the repo market or through outright sale, is also an important source of liquidity for the Group’s Banking businesses.

To assist in managing the balance sheet the Group operates an LTP process which: allocates relevant interest expenses from the centre to the Group’s Banking businesses within the internal management accounts in a manner consistent with the Group Funding and Liquidity Policy; helps drive the correct inputs to customer pricing and supports the overall Group balance sheet strategy; and is consistent with regulatory requirements.

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

Liquidity risk within the Insurance business may result from: the inability to sell financial assets quickly at their fair values; an insurance liability falling due for payment earlier than expected; the inability to generate cash inflows as anticipated; an unexpected large operational event; or from a general insurance catastrophe e.g. a significant weather event. Following the implementation of Solvency II, the annuity portfolio is ring-fenced and assets held to match annuity liability cashflows are excluded from shareholder liquidity. In the event a liquidity shortfall arises on the annuity portfolio, shareholder liquidity will be required to support this. As a result, the shareholder’s exposure to liquidity risk is through Insurance’s non-annuity and surplus assets, any shortfall arising in the annuity portfolio and the investment portfolios within the general insurance business. Liquidity risk is actively managed and monitored within the Insurance business to ensure that, even under stress conditions, there is sufficient liquidity to meet obligations and remain within approved risk appetite. In addition, liquidity risk is controlled via approved funding and liquidity policies.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In addition, the monitoring framework has two other important components. Firstly, the Group carries out stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer term (up to three months) horizons against a range of scenarios reflecting possible future liquidity risks. The scenarios and the assumptions are reviewed at least annually to gain assurance that they continue to be relevant to the nature of the business. For further information on the Group’s 2015 liquidity stress testing results refer to page 108. In addition to the liquidity stress testing framework, the Group funding plan is stressed against a range of macroeconomic scenarios, including those prescribed by the PRA. The Group also applies its own macroeconomic stress scenarios, including a one in 20 year recession. Liquidity Risk Appetite and regulatory metrics are calculated and monitored over the life the plan under base and stress conditions.

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

Funding and liquidity management in 2015

During 2015 the Group has maintained its strong funding and liquidity position, with a loan to deposit ratio of 109 per cent, LCR eligible liquid assets broadly equal to total wholesale funding and over five times money market funding less than one year to maturity at 31 December 2015. The Group has a diverse funding platform which comprises a strong customer deposit base along with wholesale funding comprising of a range of secured and unsecured funding products.

Total funded assets reduced by £22.2 billion to £471.2 billion during 2015. Loans and advances to customers, excluding reverse repos, reduced by £22.4 billion. Mortgage lending increased by 1 per cent, slightly below market growth, reflecting the Group’s focus on protecting margin in a low growth environment. UK loan growth in Consumer Finance was strong at 17 per cent and SME lending growth was 5 per cent, both outperforming the market. The growth was offset by the sale of TSB, the further reduction in run-off and other lending portfolios which are closed to new business.

Total customer deposits fell by £28.8 billion to £418.3 billion at 31 December 2015, largely due to the sale of TSB and the planned reduction in tactical deposits.

Wholesale funding has increased by £3.4 billion to £119.9 billion; the amount with a residual maturity less than one year falling to £37.9 billion (£41.1 billion at 31 December 2014). The Group’s term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) increased to 68 per cent (65 per cent at 31 December 2014). In 2015 the Group’s term issuance costs were lower than 2014 and significantly lower than previous years.

In 2015 Standard and Poor’s (S&P), Moody’s and Fitch completed their exceptional reviews of Lloyds Bank’s ratings following the UK implementation of the EU Bank Recovery and Resolution Directive. In all cases, Lloyds Bank’s ratings were either affirmed or upgraded due to the delivery of our strategy to be a low risk, customer focused UK bank and/or recognition of the protection Lloyds’ sizeable subordinated debt buffer provides to senior creditors. In particular, Fitch upgraded Lloyds Bank to ‘A+’ from ‘A’ and revised the outlook to ’Stable’ from ‘Negative’. Moody’s affirmed Lloyds’ rating at ‘A1’ with a ‘Positive’ outlook. S&P affirmed Lloyds’ rating at ‘A’ with a ’Stable’ outlook. Following these rating actions, Lloyds Bank’s median rating has improved to ‘A+’ (previously ‘A’). The effects of a potential downgrade from all three rating agencies are included in the Group liquidity stress testing.

The LCR became the Pillar 1 standard for liquidity in the UK in October 2015. The Group comfortably meets the requirements and has a robust and well governed reporting framework in place for both regulatory reporting and internal management information. The Net Stable Funding Ratio (NSFR) is due to become a minimum standard from January 2018. The Group continues to monitor the requirements and expects to meet the minimum requirements once these are confirmed by the PRA.

The combination of a strong balance sheet and access to a wide range of funding markets, including government and central bank schemes, provides the Group with a broad range of options with respect to funding the balance sheet.

Table 1.44: Summary funding and liquidity metrics

	At 31 Dec 2015	At 31 Dec 2014	Change %
LCR eligible liquidity buffer (£bn)[1]	123.4	109.3	13
Term funding ratio (%)	68.4	64.7	6
Loan to deposit ratio (%)	108.8	106.8	2
LCR eligible liquid assets/money market funding less than one year maturity[1]	5.7	5.8	(2)

1	Comparative 2014 data relates to Individual Liquidity Adequacy Standards (ILAS) eligible primary liquid assets.
104

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.45: Group funding position

	At 31 Dec	At 31 Dec
	2015	2014	Change
	£bn	£bn	%
Funding requirement
Loans and advances to customers[1]	455.2	477.6	(5)
Loans and advances to banks[2]	3.4	3.0	13
Debt securities	4.2	1.2
Reverse repurchase agreements	1.0	–
Available-for-sale financial assets – non LCR eligible[3]	2.7	8.0	(66)
Cash and balances at central banks – non LCR eligible[4]	4.7	3.6	31
Funded assets	471.2	493.4	(4)
Other assets[5]	234.2	265.2	(12)
	705.4	758.6	(7)
On balance sheet LCR eligible liquid assets[6]
Reverse repurchase agreements	–	7.0
Cash and Balances at central banks[4]	53.7	46.9	14
Available-for-sale financial assets	30.3	48.5	(38)
Held to maturity financial assets	19.8	–
Trading and fair value through profit and loss	3.0	(6.1)
Repurchase agreements	(5.5)	–
	101.3	96.3	5
Total Group assets	806.7	854.9	(6)
Less: Other liabilities[5]	(221.5)	(240.3)	(8)
Funding requirement	585.2	614.6	(5)
Funded by
Customer deposits	418.3	447.1	(6)
Wholesale funding[7]	119.9	116.5	3
	538.2	563.6	(5)
Repurchase agreements	–	1.1
Total equity	47.0	49.9	(6)
Total funding	585.2	614.6	(5)

1	Excludes £nil (31 December 2014: £5.1 billion) of reverse repurchase agreements.

2	Excludes £20.8 billion (31 December 2014: £21.3 billion) of loans and advances to banks within the Insurance business and £0.9 billion (31 December 2014: £1.9 billion) of reverse repurchase agreements.

3	Non LCR eligible liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).

4	Cash balances and balances at central banks are combined in the Group’s balance sheet.

5	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.

6	2014 comparators are on an ILAS basis.

7	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
105

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.46: Reconciliation of Group funding to the balance sheet (audited)

	At 31 December 2015				At 31 December 2014
	Included in funding analysis £bn	Repos and cash collateral received by Insurance £bn	Fair value and other accounting methods £bn	Balance sheet £bn	Included in funding analysis £bn	Repos and cash collateral received by Insurance £bn	Fair value and other accounting methods £bn	Balance sheet £bn
Deposits from banks	8.5	8.4	–	16.9	9.8	1.1	–	10.9
Debt securities in issue	88.1	–	(6.0)	82.1	80.6	–	(4.4)	76.2
Subordinated liabilities	23.3	–	–	23.3	26.1	–	(0.1)	26.0
Total wholesale funding	119.9	8.4			116.5	1.1
Customer deposits	418.3	–	–	418.3	447.1	–	–	447.1
Total	538.2	8.4			563.6	1.1

Table 1.47: Analysis of 2015 total wholesale funding by residual maturity
	Less than one month £bn	One to three months £bn	Three to six months £bn	Six to nine months £bn	Nine months to one year £bn	One to two years £bn	Two to five years £bn	More than five years £bn	Total at 31 Dec 2015 £bn	Total at 31 Dec 2014 £bn
Deposit from banks	6.7	0.8	0.5	0.1	0.1	–	–	0.3	8.5	9.8
Debt securities in issue:
Certificates of deposit	1.0	4.3	2.0	2.5	0.8	–	–	–	10.6	6.8
Commercial paper	3.7	2.3	0.3	0.2	0.1	–	–	–	6.6	7.3
Medium-term notes[1]	0.9	0.6	2.0	0.9	0.5	5.2	13.6	13.9	37.6	29.2
Covered bonds	–	–	1.2	1.1	0.5	5.3	7.4	10.3	25.8	25.2
Securitisation	0.4	–	0.8	0.2	0.2	3.6	0.9	1.4	7.5	12.1
	6.0	7.2	6.3	4.9	2.1	14.1	21.9	25.6	88.1	80.6
Subordinated liabilities	–	0.2	0.2	0.5	2.3	0.9	7.6	11.6	23.3	26.1
Total wholesale funding[2]	12.7	8.2	7.0	5.5	4.5	15.0	29.5	37.5	119.9	116.5
Of which is issued by Lloyds Banking Group plc[3]	–	–	–	–	0.3	–	–	3.1	3.4	2.6
1	Medium-term notes include funding from the National Loan Guarantee Scheme (31 December 2015: £1.4 billion; 31 December 2014: £1.4 billion).

2	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

3	Comprises £3.4 billion of subordinated liabilities (31 December 2014: £2.0 billion) and £nil of medium term notes (31 December 2014: £0.6 billion) issued by the holding company, Lloyds Banking Group plc.

Table 1.48: Total wholesale funding by currency (audited)
	Sterling	US dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2015	34.9	37.6	41.3	6.1	119.9
At 31 December 2014	34.4	35.6	40.1	6.4	116.5

Table 1.49: Analysis of 2015 term issuance (audited)
				Other
	Sterling	US dollar	Euro	currencies	Total
	£bn	£bn	£bn	£bn	£bn
Securitisation	1.0	1.2	0.3	–	2.5
Medium-term notes	0.3	4.8	3.3	1.2	9.6
Covered bonds	1.7	–	2.0	–	3.7
Private placements[1]	1.0	2.1	2.3	–	5.4
Subordinated liabilities	–	0.3	–	–	0.3
Total issuance	4.0	8.4	7.9	1.2	21.5
Of which is issued by Lloyds Banking Group plc[2]	–	0.3	–	–	0.3
1	Private placements include structured bonds and term repurchase agreements (repos).

2	Comprises £0.3 billion of subordinated liabilities issued by the holding company, Lloyds Banking Group plc. In addition Lloyds Banking Group plc issued c£1.2 billion of subordinated liabilities as part of an exchange of outstanding operating company securities for new holding company securities.

Term issuance for 2015 totalled £21.5 billion. The Group continued to maintain a diversified approach to markets with trades in public and private format, secured and unsecured products and a wide range of currencies and markets. For 2016, the Group will continue to maintain this diversified approach to funding, including capital and funding from the holding company, Lloyds Banking Group plc, as needed to optimise the capital and funding position to transition towards final UK Minimum Requirements for Own Funds and Eligible Liabilities (MREL) which is still being consulted on in the UK. Continued use of the UK government’s Funding for Lending Scheme (FLS) has further underlined the Group’s support to the UK economic recovery and the Group remains committed to passing the benefits of this low cost funding on to its customers. In 2015 the Group drew down £12.1 billion under the FLS, bringing total drawings under the FLS to £32.1 billion. The maturities for the FLS are fully factored into the Group’s funding plan.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LIQUIDITY PORTFOLIO

The UK regulator adopted the EU delegated Act on 1 October 2015. Prior to this, liquidity was managed on an Individual Liquidity Adequacy Standards (ILAS) basis where liquid assets were divided into Primary and Secondary categories. Post 1 October 2015, liquid assets are classed as LCR eligible or non-LCR eligible.

At 31 December 2015, the Banking business had £123.4 billion of highly liquid unencumbered LCR eligible assets, of which £122.9 billion is LCR level 1 eligible and £0.5 billion is LCR level 2 eligible. These assets are available to meet cash and collateral outflows and PRA regulatory requirements. A separate liquidity portfolio to mitigate any insurance liquidity risk is managed within the Insurance business. LCR eligible liquid assets represent 5.7 times the Group’s money market funding less than one year maturity (excluding derivative collateral margins and settlement accounts) and is broadly equivalent to total wholesale funding, and thus provides a substantial buffer in the event of continued market dislocation. During 2015 the Group has increased regulatory liquidity to strengthen the overall liquidity position.

Table 1.50: LCR eligible assets
	At 31 Dec 2015 £bn	Average 2015[1] £bn
Level 1
Cash and central bank reserves	53.7	57.2
High quality government/MDB/agency bonds[2]	65.8	63.0
High quality covered bonds	3.4	3.3
Total Level 1	122.9	123.5

Level 2[3]	0.5	0.7
Total LCR eligible assets	123.4	124.2

1	Average for fourth quarter 2015 only.
2	Designated multilateral development bank (MDB). Includes eligible government guaranteed bonds.
3	Includes Level 2A and Level 2B.

Table 1.51: LCR eligible assets by currency
	At 31 December 2015
	Sterling £bn	US Dollar £bn	Euro £bn	Total £bn
Level 1	90.9	15.8	16.2	122.9
Level 2	0.1	–	0.4	0.5
Total	91.0	15.8	16.6	123.4
Table 1.52: ILAS eligible assets
	At 31 Dec	At 31 Dec	Average	Average
	2015	2014	2015	2014
	£bn	£bn	£bn	£bn
Primary liquidity[1]
Cash and balances at central bank	52.6	46.9	65.1	62.3
Government/MDB bonds[2]	64.4	62.4	51.3	47.9
Total	117.0	109.3	116.4	110.2
Secondary liquidity[1]
High-quality ABS/covered bonds[3]	3.3	3.9	3.6	3.6
Credit institution bonds[3]	0.2	0.9	0.5	1.4
Corporate bonds[3]	0.3	0.6	0.4	0.3
Own securities (retained insurance)	14.7	20.6	15.9	22.2
Other securities	9.1	5.7	6.5	5.5
Other[4]	76.6	67.5	65.2	74.1
Total	104.2	99.2	92.1	107.1
Total liquidity	221.2	208.5

1	Primary and secondary liquidity as defined under the ILAS regulatory system.
2	Designated multilateral development bank (MDB).
3	Assets rated A- or above.
4	Includes other central banks eligible assets.
107

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.53: ILAS eligible assets by currency
	At 31 December 2015				At 31 December 2014
	Sterling £bn	US Dollar £bn	Euro £bn	Total £bn	Sterling £bn	US Dollar £bn	Euro £bn	Total £bn
At 31 December 2015
Primary liquidity[1]	88.6	14.8	13.6	117.0	81.1	14.5	13.7	109.3
Secondary liquidity[1]	97.0	2.2	5.0	104.2	91.3	1.2	6.7	99.2
Total	185.6	17.0	18.6	221.2	172.4	15.7	20.4	208.5

1	Primary and secondary liquidity as defined under the ILAS regulatory system.

The Banking business also had £98.9 billion of secondary, non-LCR eligible liquidity, the vast majority of which, however, is eligible for use in a range of central bank or similar facilities and the Group routinely makes use of as part of its normal liquidity management practices. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

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

STRESS TESTING RESULTS

Internal stress testing results at 31 December 2015 showed that the Banking business had liquidity resources representing 163 per cent of modelled outflows from all wholesale funding sources, retail and corporate deposits, intraday requirements and rating dependent contracts under the Group’s most severe liquidity stress scenario (the three month PRA combined scenario).

The liquidity stress testing assumes that further credit rating downgrades may reduce investor appetite for some of the Group’s liability classes and therefore funding capacity. A hypothetical idiosyncratic two notch downgrade of the Group’s current long-term debt rating and accompanying short-term downgrade implemented instantaneously by all major rating agencies, could result in an outflow of £1.5 billion of cash over a period of up to one year, £2.1 billion of collateral posting related to customer financial contracts and £5.6 billion of collateral posting associated with secured funding. The Group’s internal liquidity risk appetite includes such a stress scenario. The stress scenario modelling demonstrates the Group has available liquidity resources to manage such an event.

ENCUMBERED ASSETS

This disclosure provides further detail on the availability of assets that could be used to support potential future funding requirements of the Group. The disclosure is not designed to identify assets that would be available in the event of a resolution or bankruptcy.

The Group’s analysis separately identifies those assets held at central banks; assets not held at central banks are classified as either encumbered or unencumbered.

–	Encumbered assets: Assets recognised on the Group’s balance sheet which have been pledged as collateral against an existing liability, and as a result are assets which are unavailable to the Group to secure funding, satisfy collateral needs or be sold to reduce potential future funding requirements.

–	Pre-positioned and encumbered assets held with central banks: Assets which have been delivered to central banks to facilitate future drawdowns under central bank funding schemes and assets which are encumbered under such schemes.

The following sub analyses have been provided for unencumbered assets not pre-positioned at central banks:

–	Unencumbered – Readily realisable: Assets regarded by the Group to be readily realisable in the normal course of business, to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, and are not subject to any restrictions on their use for these purposes.

–	Unencumbered – Other realisable: Assets where there are no restrictions on their use to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, but are not readily realisable in the normal course of business in their current form.

–	Unencumbered – Cannot be used: Assets that have not been pledged but which the Group has assessed could not be pledged and therefore could not be used to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements.

The following assets are classified as unencumbered – cannot be used: assets held within the Group’s Insurance businesses which are generally held to either back liabilities to policyholders or to support the solvency of the Insurance subsidiaries; assets held within consolidated limited liability partnerships which provide security for the Group’s obligations to its pension schemes; assets pledged to facilitate the use of intra-day payment and settlement systems; and reverse repos and derivatives balance sheet ledger items.

The Board and GALCO monitor and manage total balance sheet encumbrance via a number of risk appetite metrics. At 31 December 2015, the Group had £77.4 billion (31 December 2014: £105.2 billion) of externally encumbered on balance sheet assets with counterparties other than central banks. The reduction in encumbered assets was driven by securitisation and covered bond maturities. The Group also had £573.7 billion (31 December 2014: £641.8 billion) of unencumbered on balance sheet assets, and £155.6 billion (31 December 2014: £107.8 billion) of pre-positioned and encumbered assets held with central banks. Primarily the Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.54: On balance sheet encumbered and unencumbered assets

	Encumbered with counterparties other than central banks				Pre- positioned and encumbered assets held with central banks	Unencumbered assets not pre-positioned with central banks				Total
	Securitisations £m	Covered bonds £m	Other £m	Total £m	£m	Readily realisable £m	Other realisable assets £m	Cannot be used £m	Total £m	£m
At 31 December 2015
Cash and balances at central banks	–	–	–	–	–	56,323	–	2,094	58,417	58,417
Trading and other financial assets at fair value through profit or loss	–	–	6,922	6,922	–	7,459	17	126,138	133,614	140,536
Derivative financial instruments	–	–	–	–	–	–	–	29,467	29,467	29,467
Loans and receivables:
Loans and advances to banks	–	–	37	37	–	431	910	23,739	25,080	25,117
Loans and advances to customers	13,668	32,641	7,418	53,727	150,086	7,678	159,510	84,174	251,362	455,175
Debt securities	–	–	855	855	–	3,150	62	124	3,336	4,191
	13,668	32,641	8,310	54,619	150,086	11,259	160,482	108,037	279,778	484,483
Available-for-sale financial assets	–	–	15,810	15,810	5,548	11,048	31	595	11,674	33,032
Held-to-maturity investments	–	–	–	–	–	19,808	–	–	19,808	19,808
Other[1]	–	–	–	–	–	10	2,716	38,219	40,945	40,945
Total assets	13,668	32,641	31,042	77,351	155,634	105,907	163,246	304,550	573,703	806,688
At 31 December 2014
Cash and balances at central banks	–	–	–	–	–	48,302	–	2,190	50,492	50,492
Trading and other financial assets at fair value through profit or loss	–	–	13,389	13,389	–	5,149	2,259	131,134	138,542	151,931
Derivative financial instruments	–	–	–	–	–	–	–	36,128	36,128	36,128
Loans and receivables:
Loans and advances to banks	–	–	26	26	–	424	712	24,993	26,129	26,155
Loans and advances to customers	25,534	39,280	7,850	72,664	107,803	16,086	161,458	124,693	302,237	482,704
Debt securities	–	–	728	728	–	281	100	104	485	1,213
	25,534	39,280	8,604	73,418	107,803	16,791	162,270	149,790	328,851	510,072
Available-for-sale financial assets	119	–	18,321	18,440	–	37,711	30	312	38,053	56,493
Held-to-maturity investments	–	–	–	–	–	–	–	–	–	–
Other[1]	–	–	–	–	–	2,054	2,598	45,128	49,780	49,780
Total assets	25,653	39,280	40,314	105,247	107,803	110,007	167,157	364,682	641,846	854,896

1	Other comprises: items in the course of collection from banks, investment properties, goodwill, value of in-force business, other intangible assets, tangible fixed assets, current tax recoverable, deferred tax assets, retirement benefit assets and other assets.

The above table sets out the carrying value of the Group’s encumbered and unencumbered assets, separately identifying those that are available to support the Group’s funding needs. It should be noted that the table does not include collateral received by the Group (i.e. from reverse repos) that is not recognised on its balance sheet, the vast majority of which the Group is permitted to repledge. The Group provides collateralised security financing services to its clients, providing them with cash financing or specific securities. Collateralised security financing is also used to manage the Group’s own short-term cash and collateral needs. For securities accepted as collateral mandates are credit rating driven with appropriate notional limits per rating, asset and individual bond concentration. The vast majority of collateral the Group uses in repo/reverse repo and stock lending/stock borrowing transactions is investment grade government issued, primarily UK government debt. The majority of repo/reverse repo and stock lending/stock borrowing transactions are short-term, having a residual maturity of less than three months.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONTRACTUAL CASH OBLIGATIONS

The following table sets out the amounts and maturities of Lloyds Banking Group’s contractual cash obligations at 31 December 2015.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m
Enhanced capital notes	–	–	3,211	399	3,610
Long-term debt – dated	584	580	–	12,845	14,009
Debt securities in issue	25,759	21,258	14,522	28,395	89,934
Finance leases	13	16	–	12	41
Operating leases	267	451	434	1,049	2,201
Capital commitments	388	–	–	–	388
Other purchase obligations	1,308	2,056	1,275	660	5,299
	28,319	24,361	19,442	43,360	115,482

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by the Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. The Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of at least £600 million to these schemes in 2016.

At 31 December 2015, Lloyds Banking Group also had £5,693 million of preference shares, preferred securities and undated subordinated liabilities outstanding.

At 31 December 2015, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary company, Lloyds Bank, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds Bank and HBOS to pay dividends going forward, or for Lloyds Bank or other Lloyds Banking Group companies to make loans to Lloyds Banking Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments at 31 December 2015 is included in note 53 to the financial statements. These commitments are not included in Lloyds Banking Group’s consolidated balance sheet.

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

Lloyds Banking Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The contractual nominal amounts of these guarantees totalled £7,165 million at 31 December 2015 (with £4,014 million expiring within one year; £942 million between one and three years; £1,182 million between three and five years; and £1,027 million over five years).

Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2015, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation vehicles, Argento, Cancara and Grampian. These are funded in the global asset-backed commercial paper market. The assets and obligations of these conduits are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

Details of securitisations and other special purpose entity arrangements entered into by the Group are provided in notes 19 and 20 to the financial statements. The successful development of Lloyds Banking Group’s ability to securitise its own assets has provided a mechanism to tap a well established market, thereby diversifying Lloyds Banking Group’s funding base.

As indicated on page F-35, the Group’s securitisations include a number of synthetic securitisation arrangements. Synthetic securitisations use credit default swaps to transfer the credit risk of the underlying assets to a third party without transferring the funding requirement. As the prices of the underlying assets fall, this creates a credit risk on the third party which typically is not collateralised. The total notional amount of credit default swaps used for synthetic securitisation transactions at 31 December 2015 was £83 million.

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

RISK APPETITE

Capital risk appetite is set by the Group Board, reflecting the Group’s strategic plans, regulatory capital constraints and market expectations. It is defined by a number of minimum capital ratios, a minimum leverage ratio and a minimum buffer over regulatory solvency requirements for the Insurance business set by the Insurance Board. The Group monitors its actual and forecast capital positions aiming to remain within its appetite at all times.

For further information on risk appetite refer to page 46.

EXPOSURES

A capital risk exposure arises when the Group has insufficient capital resources to support its strategic objectives and plans, and to meet external stakeholder requirements and expectations. This could arise due to a depletion of the Group’s capital resources as a result of the crystallisation of any of the risks to which it is exposed. Alternatively a shortage of capital could arise from an increase in the amount of capital that is needed to be held. The Group’s capital management approach is focused on maintaining sufficient capital resources to prevent such exposures while optimising value for shareholders.

MEASUREMENT

The Group measures the amount of capital it holds using the regulatory framework defined by the Capital Requirements Directive and Regulation (CRD IV) as implemented in the UK by the Prudential Regulation Authority (PRA). Full details of the Group’s regulatory capital framework are provided on page 14 of the Pillar 3 Report.

The minimum amount of total capital, under Pillar 1 of the regulatory framework, is determined as 8 per cent of aggregate risk-weighted assets. At least 4.5 per cent of risk-weighted assets are required to be covered by common equity tier 1 (CET1) capital and at least 6 per cent of risk-weighted assets are required to be covered by tier 1 capital. These minimum Pillar 1 requirements are supplemented by additional minimum requirements under Pillar 2 of the regulatory framework and a number of regulatory capital buffers as described below.

Additional minimum requirements are set by the PRA by the issuance of bank specific Individual Capital Guidance (ICG). This reflects a point in time estimate by the PRA, which may change over time, of the total amount of capital that is needed by the bank. It includes the assessment of risks that are not fully covered by Pillar 1, such as credit concentration and operational risk, and those risks not covered at all by Pillar 1 such as pensions and interest rate risk. During 2015 the PRA increased the Group’s ICG such that at 31 December 2015 it represented 4.6 per cent of risk-weighted assets of which 2.6 per cent had to be covered by CET1 capital. The Group believes that the increase reflects the impact of market and economic factors and the reduction in risk-weighted assets rather than any fundamental changes to the nature of the underlying risks. However the Group is not permitted by the PRA to give any further details of the quantum of the individual components.

The Group is also required to maintain a number of regulatory capital buffers which are required to be met with CET1 capital.

Systemic risk buffers are designed to hold systemically important banks to higher capital standards. The Group is not currently categorised as a global systemically important bank (G-SIB) for which the Financial Stability Board (FSB) has set buffer rates. The Financial Policy Committee (FPC) has recently issued a consultation on the UK systemic risk buffer requirements for ring-fenced banks and large building societies proposing a rate of up to 2.5 per cent. The requirements will come into force from 2019 and the Group awaits finalisation of these later in 2016.

The capital conservation buffer is a general buffer of 2.5 per cent of risk-weighted assets designed to provide for losses in the event of stress and is being phased in over the period from 1 January 2016 to 1 January 2019.

The countercyclical capital buffer is time-varying and is designed to require banks to hold additional capital to remove or reduce the build up of systemic risk in times of credit boom, providing additional loss absorbing capacity and acting as an incentive for banks to constrain further credit growth. The amount of the buffer is determined by reference to buffer rates set by the FPC for the individual countries where the Group has credit risk exposures. The current requirement for the Group is negligible.

The FPC can also set sectoral capital requirements which are temporary increases to banks’ capital requirements on exposures to specific sectors, if the FPC judges that exuberant lending to those sectors poses risks to financial stability. No sectoral capital requirements currently apply to the Group.

As part of the capital planning process, forecast capital positions are subjected to extensive stress analyses to determine the adequacy of the Group’s capital resources against the minimum requirements, including ICG. The PRA uses the outputs from some of these stress analyses to inform the setting of a minimum level of capital buffer for the Group. Prior to 2016 this was known as the Capital Planning Buffer but has now been replaced by the PRA Buffer which is set taking account of the capital conservation buffer, countercyclical capital buffer and any sectoral capital requirements that already apply to the Group. The PRA requires the PRA Buffer to remain confidential between the Group and the PRA.

In addition to the risk-based capital framework outlined above, the Group is also subject to minimum capital requirements under the UK’s leverage ratio framework. The leverage ratio is calculated by dividing ‘fully loaded’ tier 1 capital resources by a defined measure of on-balance sheet assets and off-balance sheet items.

The minimum leverage ratio is 3 per cent, in line with current Basel Committee proposals. In addition the UK framework requires two buffers to be maintained: The Additional Leverage Ratio Buffer (ALRB), which it is proposed should be up to 0.9 per cent, and a time-varying Countercyclical Leverage Buffer (CCLB) of up to 0.9 per cent (currently negligible for the Group). At least 75 per cent of the minimum 3 per cent requirement and the entirety of any buffers that may apply must be met by CET1 capital. The ALRB applies from 1 January 2016 but only for G-SIBs and as the Group is not categorised as a G-SIB it is not currently subject to the ALRB. Final rules are awaited on the wider application of the ALRB to ring-fenced banks and large building societies within the UK from 2019.

The proposed leverage ratio framework does not currently give rise to higher capital requirements for the Group than the risk-based capital framework.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MITIGATION

The Group has a capital management framework including policies and procedures that are designed to ensure that it operates within its risk appetite, uses its capital resources efficiently and continues to comply with regulatory requirements.

The Group is able to accumulate additional capital through the retention of profits over time, which can be enhanced through cutting costs and reducing or cancelling dividend payments, by raising new equity via, for example, a rights issue or debt exchange and by raising additional tier 1 or tier 2 capital through issuing tier 1 instruments or subordinated liabilities. The cost and availability of additional capital is dependent upon market conditions and perceptions at the time. The Group is also able to manage the demand for capital through management actions including adjusting its lending strategy, risk hedging strategies and through business disposals.

Additional measures to manage the Group’s capital position include seeking to optimise the generation of capital demand within the Group’s businesses to strike an appropriate balance of capital held within the Group’s Insurance and banking subsidiaries and through improving the quality of its capital through liability management exercises.

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

Regular reporting of actual and projected ratios, including those in stressed scenarios, is undertaken, including submissions to the Group Asset and Liability Committee (GALCO), Group Risk Committee (GRC), Board Risk Committee (BRC) and the Board. Capital policies and procedures are subject to independent oversight.

The regulatory framework within which the Group operates continues to evolve. In particular, the Basel Committee is continuing to review the treatment of the standardised risk-weighted asset frameworks for credit risk and operational risk and the credit valuation adjustment risk framework. It is also to finalise recommendations for the capital treatment of interest rate risk in the banking book (IRRBB), the calibration of leverage ratio requirements and continues to consider the treatment of sovereign risk and the setting of additional constraints on the use of internally modelled approaches including the design of a new capital floors framework. In addition the Bank of England is consulting on proposals for the application of the European Commission’s MREL (minimum requirements for own funds and eligible liabilities).

In December 2015, the FPC published a document alongside its Financial Stability Report in which it expressed its views on the overall calibration of the capital requirements framework for the UK banking system together with a description of how it expected the framework to transition from its current state to its end point in 2019 as well as ongoing work to refine capital requirements during that transitional period.

The Group continues to monitor these developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation, the Group continues to maintain a strong capital position that exceeds the minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.

Stress testing

In addition to the internal stress testing activity undertaken in 2015, the Group participated in the UK-wide concurrent stress testing run by the Bank of England, comfortably exceeding both the capital and leverage minimum thresholds.

Capital management in 2015

The continued strengthening of the Group’s capital position during 2015, through a combination of increased underlying profits, net of PPI and other conduct charges, and a reduction in risk-weighted assets, provided the Group with the ability to pay both an interim dividend at half year and to recommend the payment of both a full year ordinary dividend and a special dividend whilst maintaining strong capital ratios.

–	The CET1 ratio before dividends in respect of 2015 increased 0.9 percentage points from 12.8 per cent to 13.7 per cent.

–	The CET1 ratio after dividends in respect of 2015 was unchanged at 12.8 per cent, increasing to 13.0 per cent on an adjusted basis upon recognition of the dividend paid by the Insurance business in February 2016 in relation to its 2015 earnings.

–	The leverage ratio after dividends in respect of 2015 reduced from 4.9 per cent to 4.8 per cent.

–	The transitional total capital ratio after dividends in respect of 2015 reduced 0.5 percentage points from 22.0 per cent to 21.5 per cent.

Dividends

The Group has established a dividend policy that is both progressive and sustainable. We expect ordinary dividends to increase over the medium term to a dividend payout ratio of at least 50 per cent of sustainable earnings. The Board interprets progressive to indicate a dividend per share that is expected to increase over the medium term. Sustainable earnings represents the long term earnings generation of the business. Sustainable earnings are defined as earnings after tax attributable to ordinary shareholders adjusted to remove the effects of market volatility, exceptional conduct or litigation events, major liability management or restructuring and other one off items such as the sale of businesses, and exceptional underlying business performance.

The Board also gives due consideration to the distribution of surplus capital through the use of special dividends or share buy-backs. Surplus capital represents capital over and above the amount management wish to retain to grow the business, meet regulatory requirements and cover uncertainties. The amount of required capital may vary from time to time depending on circumstances and the Board will continue to give due consideration, at the time, to the distribution of any surplus capital. By its nature, there can be no guarantee that this level of special dividends or any surplus capital distribution will be appropriate in future years.

The ability of the Group to pay a dividend is also subject to constraints including the availability of distributable reserves, legal and regulatory restrictions and the financial and operating performance of the entity.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Distributable reserves are determined as required by the Companies Act 2006 by reference to a company’s individual financial statements. At 31 December 2015 Lloyds Banking Group plc (‘the Company’) had accumulated distributable reserves of approximately £7,500 million. Substantially all of the Company’s merger reserve is available for distribution under UK company law as a result of transactions undertaken to recapitalise the Company in 2009.

Lloyds Banking Group plc acts as a holding company which also issues capital and other securities to capitalise and fund the activities of the Group. The profitability of the holding company, and consequently its ability to sustain dividend payments, is therefore dependent upon the continued receipt of dividends from its subsidiaries (representing both banking and Insurance). A number of Group subsidiaries, principally those with banking and insurance activities, are also subject to regulatory capital requirements. These require entities to maintain minimum amounts of capital related to their size and risk. The principal operating subsidiary is Lloyds Bank plc which, at 31 December 2015, had a consolidated CET1 capital ratio of 15.2 per cent (31 December 2014: 15.1 per cent). The Group actively manages the capital of its subsidiaries, which includes monitoring the regulatory capital ratios for its banking and insurance subsidiaries against approved risk appetite limits. It operates a formal capital management policy which requires all subsidiary entities to remit any surplus capital to their parent companies.

During 2014 and 2015 the Group has undertaken significant capital management actions in order to simplify the Group’s internal capital structure and to ensure that profits generated by subsidiary entities can be more easily remitted to the Company. These activities relate to a number of subsidiary entities, and include the court approved capital reductions by HBOS plc and Bank of Scotland plc, the part VII transfers within insurance businesses and obtaining PRA approval for our internal model, which will support the Solvency II capital regime for the Insurance subsidiaries with effect from 1 January 2016.

The Group remains strongly capitalised, increasing its CET1 capital ratio from 12.8 per cent at 31 December 2014 to 13.7 per cent (pre 2015 dividends) at 31 December 2015. The interim and recommended final dividends totalling 2.25 pence per ordinary share and the special dividend of 0.5 pence per ordinary share reduce the Group’s CET1 ratio to 12.8 per cent. Recognising the 2015 insurance dividend, paid in February 2016 following the implementation of Solvency II, this rises to13.0 per cent on an adjusted basis.

CAPITAL POSITION AT 31 DECEMBER 2015

The Group’s capital position as at 31 December 2015 is presented in the following section applying CRD IV transitional arrangements, as implemented in the UK by the PRA, and also on a fully loaded CRD IV basis. The table below summarises the consolidated capital position of the Group. The Group’s Pillar 3 Report provides a comprehensive analysis of the own funds of the Group.

Table 1.55: Capital resources (audited)

	Transitional		Fully loaded
	At 31 Dec 2015 £m	At 31 Dec 2014[2] £m	At 31 Dec 2015 £m	At 31 Dec 2014[2] £m
Capital resources
Common equity tier 1
Shareholders’ equity per balance sheet	41,234	43,335	41,234	43,335
Adjustment to retained earnings for foreseeable dividends	(1,427)	(535)	(1,427)	(535)
Deconsolidation of insurance entities[1]	(1,199)	(623)	(1,199)	(623)
Adjustment for own credit	67	158	67	158
Cash flow hedging reserve	(727)	(1,139)	(727)	(1,139)
Other adjustments	72	132	72	132
	38,020	41,328	38,020	41,328
Deductions from common equity tier 1
Goodwill and other intangible assets	(1,719)	(1,875)	(1,719)	(1,875)
Significant investments[1]	(2,723)	(2,546)	(2,752)	(2,546)
Deferred tax assets	(3,874)	(4,533)	(3,884)	(4,533)
Other deductions	(1,160)	(1,685)	(1,160)	(1,685)
Common equity tier 1 capital	28,544	30,689	28,505	30,689
Additional tier 1 instruments	9,177	9,728	5,355	5,355
Deductions from tier 1[1]	(1,177)	(859)	–	–
Total tier 1 capital	36,544	39,558	33,860	36,044
Tier 2 instruments and eligible provisions	13,208	14,530	9,189	11,169
Deductions from tier 2[1]	(1,756)	(1,288)	(2,933)	(2,146)
Total capital resources	47,996	52,800	40,116	45,067
Risk-weighted assets (unaudited)	222,845	239,734	222,747	239,734
Common equity tier 1 capital ratio	12.8%	12.8%	12.8%	12.8%
Tier 1 capital ratio	16.4%	16.5%	15.2%	15.0%
Total capital ratio	21.5%	22.0%	18.0%	18.8%

1	For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital and the remaining amount is risk weighted, forming part of threshold risk-weighted assets.
2	Other comprehensive income related to the Group’s Insurance business defined benefit pension scheme has been reclassified from common equity tier 1 other adjustments to deconsolidation of insurance entities.
113

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The key differences between the transitional capital calculation as at 31 December 2015 and the fully loaded equivalent are as follows:

–	Capital securities that previously qualified as tier 1 or tier 2 capital, but do not fully qualify under CRD IV, can be included in tier 1 or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022.

–	The significant investment deduction from additional tier 1 (AT1) will gradually transition to tier 2.

The movements in the transitional CET1, AT1, tier 2 and total capital positions in the period are provided below.

Table 1.56: Movements in capital resources
	Common equity tier 1 £m	Additional tier 1 £m	Tier 2 £m	Total capital £m
At 31 December 2014	30,689	8,869	13,242	52,800
Profit attributable to ordinary shareholders[1]	434			434
Eligible minority interest	(470)			(470)
Movement in foreseeable dividends	(892)			(892)
Dividends paid out on ordinary shares during the year	(1,070)			(1,070)
Movement in treasury shares and employee share schemes	(537)			(537)
Available-for-sale reserves	(371)			(371)
Deferred tax assets	659			659
Movements in subordinated debt		(551)	(1,210)	(1,761)
Significant investments	(177)	(318)	(468)	(963)
Other movements	279		(112)	167
At 31 December 2015	28,544	8,000	11,452	47,996

1	Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these can then be recognised as CET1 capital.

CET1 capital resources have reduced by £2,145 million in the year largely as a result of dividends paid out during the year and the accrual of the full year ordinary dividend and special dividend, representing returns to ordinary shareholders following strong underlying profit generation. Other reductions to CET1 capital primarily reflected the removal of eligible minority interest related to TSB and movements in treasury shares, employee share schemes and the AFS reserve. These reductions in CET 1 capital were partially offset by reductions in both the deferred tax asset deduction and the excess of expected losses over impairment provisions and value adjustments.

AT1 capital resources have reduced by £869 million in the year, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments and an increase in the significant investments deduction.

Tier 2 capital resources have reduced by £1,790 million in the year largely reflecting calls and redemptions, amortisation of dated instruments, foreign exchange movements and an increase in the significant investments deduction, partly offset by the issuance of new tier 2 instruments.

Table 1.57: Risk-weighted assets
	At 31 December 2015 £m	At 31 December 2014 £m
IRB Approach	151,563	160,603
Standardised Approach	20,443	25,444
Contributions to the default fund of a central counterparty	488	515
Credit risk	172,494	186,562
Counterparty credit risk	7,981	9,108
Credit valuation adjustment risk	1,684	2,215
Operational risk	26,123	26,279
Market risk	3,775	4,746
Underlying risk-weighted assets	212,057	228,910
Threshold risk-weighted assets[1]	10,788	10,824
Total risk-weighted assets	222,845	239,734
Movement to fully loaded risk-weighted assets[2]	(98)	–
Fully loaded risk-weighted assets	222,747	239,734

1	Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of deducted from CET1 capital. Significant investments primarily arise from the investment in the Group’s Insurance business.
2	Differences may arise between transitional and fully loaded threshold risk-weighted assets where deferred tax assets reliant on future profitability and arising from temporary timing differences and significant investments exceed the fully loaded threshold limit, resulting in an increase in amounts deducted from CET1 capital rather than being risk-weighted. At 31 December 2014 the fully loaded threshold was not exceeded and therefore no further adjustment was applied to the transitional threshold risk-weighted assets.
114

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.58: Risk-weighted assets movement by key driver
	Credit risk[1] £m	Counter party credit risk[1] £m	Market risk £m	Operational risk £m	Total £m
Risk-weighted assets at 31 December 2014	186,562	11,323	4,746	26,279	228,910
Management of the balance sheet	1,772	(474)	(838)	–	460
Disposals	(8,582)	(115)	–	–	(8,697)
External economic factors	(6,370)	(518)	80	–	(6,808)
Model and methodology changes	(888)	(551)	(213)	–	(1,652)
Other	–	–	–	(156)	(156)
Risk-weighted assets	172,494	9,665	3,775	26,123	212,057
Threshold risk-weighted assets[2]					10,788
Total risk-weighted assets					222,845
Movement to fully loaded risk-weighted assets[3]					(98)
Fully loaded risk-weighted assets					222,747

1	Credit risk includes movements in contributions to the default fund of central counterparties and counterparty credit risk includes the movements in credit valuation adjustment risk.
2	Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of deducted from CET1 capital. Significant investments primarily arise from the investment in the Group’s Insurance business.
3	Differences may arise between transitional and fully loaded threshold risk-weighted assets where deferred tax assets reliant on future profitability and arising from temporary timing differences and significant investments exceed the fully loaded threshold limit, resulting in an increase in amounts deducted from CET1 capital rather than being risk-weighted. At 31 December 2014 the fully loaded threshold was not exceeded and therefore no further adjustment was applied to the transitional threshold risk-weighted assets.

The risk-weighted assets movement tables provide analyses of the reduction in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.

Credit risk-weighted assets reductions of £14.1 billion were driven by the following key movements:

–	Management of the balance sheet includes risk-weighted asset movements arising from new lending and asset run-off. During 2015, credit risk-weighted assets increased by £1.8 billion, primarily as a result of targeted net lending growth in core businesses, as well as an increase in risk-weighted assets for the Group’s strategic equity investments.

–	Disposals include risk-weighted asset reductions arising from the sale of assets, portfolios and businesses. Disposals reduced credit risk-weighted assets by £8.6 billion, primarily driven by the completion of the sale of TSB as well as disposals in the run-off business.

–	External economic factors capture movements driven by changes in the economic environment. The reduction in credit risk-weighted assets of £6.4 billion is mainly due to improvements in credit quality, which primarily impacted the Retail and Consumer Finance businesses, and favourable movements in HPI that benefited retail mortgage portfolios.

–	Model and methodology reductions of £0.9 billion include the movement in credit risk-weighted assets arising from model and methodology refinements and changes in credit risk approach applied to certain portfolios.

Counterparty credit risk and CVA risk reductions of £1.7 billion are principally driven by trading activity and compressions, hedging and yield curve movements.

Risk-weighted assets related to market risk reduced by £1.0 billion primarily due to active portfolio management and model and methodology refinements.

Leverage ratio

In January 2015 the existing CRD IV rules on the calculation of the leverage ratio were amended to align with the European Commission’s interpretation of the revised Basel III leverage ratio framework. The Group’s leverage ratio has been calculated in accordance with the amended CRD IV rules on leverage.

The table on the next page summarises the component parts of the Group’s leverage ratio. Further analysis is provided in the Group’s Pillar 3 Report.

115

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.59: Leverage ratio
	Fully loaded
	At 31 Dec 2015 £m	At 31 Dec 2014[1] £m
Total tier 1 capital	33,860	36,044
Exposure measure
Derivative financial instruments	29,467	36,128
Securities financing transactions (SFTs)	34,136	43,772
Loans and advances and other assets	743,085	774,996
Total statutory balance sheet assets	806,688	854,896
Deconsolidation and other adjustments[2]	(135,926)	(144,122)
Derivatives adjustments	(9,235)	(12,064)
Counterparty credit risk add-on for SFTs	3,361	1,364
Off-balance sheet items	56,424	50,980
Regulatory deductions and other adjustments	(9,112)	(10,362)
Total exposure	712,200	740,692
Leverage ratio	4.8%	4.9%

1	Restated to align with the amended CRD IV rules on leverage implemented in January 2015.
2

Deconsolidation adjustments predominantly reflect the deconsolidation of assets related to Group subsidiaries that fall outside the scope of the Group’s regulatory consolidation (primarily the Group’s insurance entities).

KEY MOVEMENTS

The Group’s fully loaded leverage ratio reduced by 0.1 per cent to 4.8 per cent reflecting the impact of the reduction in tier 1 capital offset by the £28.5 billion reduction in the exposure measure, the latter largely reflecting the reduction in balance sheet assets arising, in part, from the disposal of TSB.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, reduced by £3.7 billion reflecting a combination of market movements, trading activity and trade compressions and the recognition and subsequent deduction of receivable assets for eligible cash variation margin provided in derivative transactions.

The SFT exposure measure, representing SFTs per the balance sheet inclusive of deconsolidation adjustments and counterparty credit risk add-on, reduced by £9.7 billion primarily reflecting active balance sheet management and reduced trading volumes.

Off-balance sheet items increased by £5.4 billion, primarily reflecting an increase in new corporate lending facilities and corporate customer limits and an increase in new residential mortgage offers placed.

G-SIB REQUIREMENTS

Although the Group is not currently classified as a Global Systemically Important Bank (G-SIB), by virtue of the leverage exposure exceeding €200 billion, the Group is required to report G-SIB metrics to the PRA. The Group’s metrics used within the 2015 Basel G-SIBs annual exercise will be disclosed from April 2016, and the results are expected to be made available by the Basel Committee later this year.

INSURANCE BUSINESSES

The business transacted by the insurance companies within the Group comprises both life insurance business and general insurance business. Life insurance business comprises unit-linked business, non-profit business and with-profits business.

On 31 December 2015, the long-term insurance business of seven life insurance companies within the Group were transferred to Clerical Medical Investment Group Limited (CMIG) pursuant to an insurance business transfer scheme, under Part VII of the Financial Services and Markets Act 2000. Scottish Widows plc and CMIG hold the only with-profit funds managed by the Group, and the Scottish Widows plc with-profit fund was transferred to a new with-profit fund within CMIG. On 31 December 2015, CMIG changed its name to Scottish Widows Limited (SW Ltd), and Scottish Widows plc changed its name to SW Funding plc.

Each life insurance company within the Group is regulated by the PRA. The PRA specifies the minimum amount of capital that must be held by each life insurance company within the Group. Under the PRA rules, applying during the year, each life insurance company within the Group must hold assets in excess of the higher of:

(i)	the Pillar 1 amount, which is calculated by applying fixed percentages of mathematical reserves and capital at risk; and

(ii)	the Pillar 2 amount, which is derived from an economic capital assessment undertaken by each regulated life insurance company, which is reviewed by the PRA.

The minimum required capital must be maintained at all times throughout the year. These capital requirements and the capital available to meet them are regularly estimated in order to ensure that capital maintenance requirements are being met.

During the year Scottish Widows Group Limited (SWG) was also subject to the capital adequacy requirements of the Insurance Group Directive (IGD), which comprises the consolidated surplus of the Group’s regulated insurance subsidiaries.

All minimum regulatory requirements of the life insurance companies are expected to be met during the year.

The new Solvency II regime for insurers and insurance groups is in force from 1 January 2016. The insurance businesses are required to calculate capital requirements and available capital on a revised risk-based approach. The insurance business of the Group will calculate regulatory capital from 1 January 2016 on the basis of an internal model, which was approved by the PRA on 5 December 2015. The estimated solvency II capital ratio of SWG at 1 January 2016 was 148 per cent before allowing for dividends.

116

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

REGULATORY AND LEGAL RISK

DEFINITION

Regulatory and legal risk is defined as the risk that the Group is exposed to fines, censure, legal or enforcement action, civil or criminal proceedings in the courts (or equivalent) and risk that the Group is unable to enforce its rights as anticipated.

RISK APPETITE

The Group has a zero risk appetite for material regulatory breaches or material legal incidents. This appetite is reviewed and approved annually by the Board. To achieve this, the Group has policies, processes and standards which provide the framework for businesses and colleagues to operate in accordance with applicable laws (including Codes of Practice), regulations, codes of conduct and legal obligations.

For further information on risk appetite refer to page 46.

EXPOSURES

The Group periodically experiences material regulatory breaches and material legal incidents outside its risk appetite. Exposure is also driven by significant ongoing and new legislation, regulation and court proceedings within the UK and overseas with which the Group has to comply, which in each case needs to be interpreted, implemented and embedded into day-to-day operational and business practices across the Group. The industry continues to witness increased levels of government and regulatory intervention in the financial sector with increasing regulatory rules and laws from both the UK and overseas affecting the Group’s operations.

MEASUREMENT

Regulatory and legal risks are measured against a set of risk appetite metrics, with appropriate thresholds, which are approved annually by the Board and which are regularly reviewed and monitored. Metrics include assessments of control and material regulatory rule breaches.

MITIGATION

Mitigation is undertaken across the Group and comprises the following key components:

–	The Board establishes a group wide risk appetite and metrics for Regulatory and Legal Risk.

–	Group policies and procedures set out the principles and key controls that should apply across the business which are aligned to the group risk appetite. Mandated policies and processes require appropriate control frameworks, management information, standards and colleague training to be implemented to identify and manage regulatory and legal risk.

–	Business units assess and implement policy and regulatory requirements and establish local controls to assure compliance.

–	Material risks and issues are escalated to divisional and then Group-level bodies which challenge and support the business on its management of them.

–	Business units produce regularly management information to assist in the identification of issues and test management controls are working effectively.

–	Risk Division and Legal provide oversight and proactive support and constructive challenge to the business in identifying and managing regulatory and legal issues.

–	When appropriate Risk Division will conduct thematic reviews of regulatory compliance across businesses and divisions.

–	Business units with the support of divisional and Group-Level bodies conduct ongoing horizon scanning to identify and address changes in regulatory and legal requirements.

MONITORING

Business unit risk exposure is reported to Risk Division where it is aggregated at Group level and a report prepared. The report forms the basis of challenge to the business at the monthly Group Conduct, Compliance and Operational Risk Committee. This committee may escalate matters to the Chief Risk Officer, or higher committees. The report also forms the basis of the regulatory and legal sections in the Group’s consolidated risk reporting.

INSURANCE RISK

DEFINITION

Insurance risk is defined as the risk of adverse developments in the timing, frequency or severity of claims for insured/underwritten events and in customer behaviour, leading to reductions or volatility in earnings and/or value.

RISK APPETITE

Insurance risk appetite in the Insurance business is set by the Insurance Board and includes capital and earnings limits on insurance risk drivers.

Insurance risk appetite for longevity in the defined benefit pension schemes is set by the Board using two key metrics: a one year increase to life expectancy, and a combined market and longevity stress.

For further information on risk appetite, refer to page 46.

EXPOSURES

The major sources of insurance risk within the Group are the Insurance business and the Group’s defined benefit pension schemes.

Longevity and persistency are key risks within the life and pensions business. Longevity risk arises from the annuity portfolios where policyholders’ future cashflows are guaranteed at retirement and increases in life expectancy, beyond current assumptions, will increase the cost of annuities. Longevity risk exposures are expected to increase following the 2015 entry into the bulk annuity market. Persistency assumptions are set to give a best estimate however, customer behaviour may result in increased cancellations or cessation of contributions.

117

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Property insurance risk is a key risk within the general insurance business, through Home Insurance, and exposures can arise, for example, in extreme weather conditions, such as floodings, when property damage claims are higher than expected.

The prime insurance risk of the Group’s defined benefit pension schemes is longevity.

MEASUREMENT

Insurance risks are measured using a variety of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling. Current and potential future insurance risk exposures are assessed and aggregated on a range of stresses including risk measures based on 1-in-200 year stresses for Insurance’s regulatory capital assessments (Group defined benefit pension schemes utilise 1-in-20 year stresses) and other supporting measures where appropriate, including those set out in note 34 to the financial statements.

MITIGATION

Insurance risk in the Insurance business is mitigated in a number of ways:

–	Longevity risk transfer and hedging solutions are considered on a regular basis. A team of longevity and bulk pricing experts has been built to support the new bulk annuity proposition.

–	General insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements broadly spread over different reinsurers. Detailed modelling, including that of the potential losses under various catastrophe scenarios, supports the choice of reinsurance arrangements.

–	Insurance processes on underwriting, claims management, pricing and product design.

–	Exposure limits by risk type are assessed through the business planning process and used as a control mechanism to ensure risks are taken within risk appetite.

The most significant insurance risk in the defined benefit pension schemes is longevity risk. The merits of longevity risk transfer and hedging solutions are regularly reviewed.

MONITORING

Insurance risks in the Insurance business are monitored by Insurance senior executive Committees and ultimately the Insurance Board. Governance of the Group’s defined benefit pension schemes includes two specialist pension committees (one Group executive sub-committee and a supporting management committee). Significant risks from the Insurance business and the defined benefit pension schemes are reviewed by the Group executive and Group Risk Committees and/or Board.

Insurance risk exposures within the Insurance business are monitored against risk appetite. The Insurance business monitors experiences against expectations, for example business volumes and mix, claims and persistency experience. The effectiveness of controls put in place to manage insurance risk is evaluated and significant divergences from experience or movements in risk exposures are investigated and remedial action taken.

Progress against risk appetite metrics in respect of longevity risk in the Group’s defined benefit pension schemes is regularly reported and reviewed by the relevant committees.

PEOPLE RISK

DEFINITION

People risk is defined as the risk that the Group fails to lead, manage and enable colleagues to deliver to customers, shareholders and regulators leading to an inability to deliver the Group’s strategy.

RISK APPETITE

The Group’s people risk appetite and corresponding measures enable the Group to lead responsibly and proficiently, manage people resources effectively, support and develop colleague talent, and meet legal and regulatory obligations related to its people.

The appetite is reviewed and approved annually by the Board. To stay within appetite, the Group has policies, processes and standards which provide the framework for business and colleagues to operate in accordance with the laws, regulations and voluntary codes which apply to the Group and its activities.

For further information on risk appetite, refer to page 46.

EXPOSURES

The Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives and to be the best bank for customers. Over the coming year the Group anticipates the following key people risk exposures:

–	The new Senior Managers and Certification Regime (SM&CR), which brings a statutory duty of responsibility and increased accountability may impact the Group’s ability to attract and retain talent;

–	Attracting and retaining talent may be impacted by a more active external market alongside increasing regulatory constraints around remuneration structures;

–	The increasing digitisation of the business is changing the capability mix required and may impact our ability to attract and retain talent;

–	Colleague engagement may continue to be challenged by ongoing media attention on banking sector culture, sales practices and ethical conduct; and

–	Maintaining organisational people capability and capacity levels in response to increasing volumes of organisational and external market change.
118

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MEASUREMENT

People risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of people risk for the Group such as succession, retention, colleague engagement and performance management. In addition to risk appetite measures and limits, people risks and controls are monitored on a monthly basis via the Group’s risk governance framework and reporting structures.

MITIGATION

The Group takes many mitigating actions with respect to people risk. Key areas of focus include:

–	Working with the regulators to ensure their guidance on increased accountability in the new SM&CR strengthens remuneration governance to balance implementation costs with the benefits gained from enhanced governance;

–	Continued focus on the Group’s culture by developing and delivering initiatives that reinforce the appropriate conduct behaviours which generate the best possible long-term outcomes for customers and colleagues;

–	Maintain effective remuneration arrangements to ensure they promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations;

–	Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning;

–	Ensuring compliance with legal and regulatory requirements related to SM&CR, embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities; and

–	Ongoing consultation with the Group’s recognised unions on changes which impact their members.

MONITORING

People risks from across the Group are monitored and reported through Board and Group Governance Committees in accordance with the Group’s Risk Management Framework and People Risk sub-framework. Risk exposures are discussed monthly via the Group HR & People Risk Committee with upwards reporting to Group Risk and Executive Committees. In addition oversight, challenge and reporting is completed at Risk Division level and combined with Risk Assurance reviews, is intended to assess the effectiveness of controls, recommending follow up remedial action if relevant. All material People Risk events are escalated in accordance with the formal Group Operational Risk Policy and People Policies to the respective Divisional Managing Directors and the Group Director, Compliance, Conduct and Operational Risk.

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

For further information on risk appetite refer to page 46.

EXPOSURES

Exposure represents the sufficiency of the Group’s policies and procedures to maintain adequate systems, processes and controls to support statutory, prudential regulatory and tax reporting, to prevent and detect financial reporting fraud, to manage the Group’s tax position and to support market disclosures.

MEASUREMENT

Financial reporting risk is measured by the adequacy of, and compliance with, a number of key controls. Identification of potential financial reporting risk also forms a part of the Group’s Operational Risk management framework.

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

MONITORING

Financial reporting risk is actively monitored at business unit and Group levels. There are specific programmes of work undertaken across the Group to support:

–	Annual assessments of (i) the effectiveness of internal controls over financial reporting; and (ii) the effectiveness of the Group’s disclosure controls and procedures, both in accordance with the requirements of the US Sarbanes Oxley Act; and
119

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Annual certifications by the Senior Accounting Officer with respect to the maintenance of appropriate tax accounting arrangements, in accordance with the requirements of the 2009 Finance Act.

The Group also has in place an assurance process to support its prudential regulatory reporting and monitoring activities designed to identify and review tax exposures on a regular basis. There is ongoing monitoring to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting.

The Group has a Disclosure Committee which assists the Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements. In addition, the Audit Committee reviews the quality and acceptability of the Group’s financial disclosures. For further information on the Audit Committee’s responsibilities relating to financial reporting see pages 174 to 177.

GOVERNANCE RISK

DEFINITION

Governance risk is defined as the risk that the Group’s organisational infrastructure fails to provide robust oversight of decision making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

RISK APPETITE

Governance risk appetite is defined and embedded through the Group’s Governance Principle and Policy Framework which are reviewed and approved by the Board on an annual basis. The Group has governance arrangements that support the effective long-term operation of the business and the vision of being the best bank for customers, maximise shareholder value and meet regulatory and social expectations.

For further information on risk appetite refer to page 46.

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

MITIGATION

The Group’s Risk Management Framework (RMF) establishes robust arrangements for risk governance, in particular by:

–	Defining individual and collective accountabilities for risk management, risk oversight and risk assurance through a Three Lines of Defence model which supports the discharge of responsibilities to customers, shareholders and regulators;

–	Outlining governance arrangements which articulate the enterprise-wide approach to risk management; and

–	Supporting a consistent approach to Groupwide behaviour and risk decision making through a Group Policy Framework which helps everyone understand their responsibilities by clearly articulating and communicating rules, boundaries and risk appetite measures which can be controlled, enforced and monitored.

Under the banner of the RMF, training modules are in place to support all colleagues in understanding and fulfilling their risk responsibilities.

The Ethics and Responsible Business Policy and supporting Codes of Personal Responsibility and Business Responsibility embody the Group’s values and reflect its commitment to operating responsibly and ethically both at a business and an individual level. All colleagues are required to adhere to the Codes in all aspects of their roles.

Driving adherence to the Group’s RMF goes ‘hand in glove’ with its approach to risk culture which is embedded in the Group’s approach to recruitment, selection, training, performance management and reward.

MONITORING

A review of the Group’s RMF, which includes the status of the Group’s Principles and Policy Framework, and the design and operational effectiveness of key governance committees, is undertaken on an annual basis and the findings are reported to the Group Risk Committee, Board Risk Committee and the Board.

This includes a review of the Group’s current approach to governance and ongoing initiatives in light of the latest regulatory guidance, including in 2015 evolution of frameworks to address Senior Managers and Certification Regime (SM&CR) requirements and the recommendations from a third party review of the Three Lines of Defence.

For further information on Corporate Governance see pages 156 to 182.

120

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

	2015 Book value £m	2015 Valuation £m	2014 Book value £m	2014 Valuation £m	2013 Book value £m	2013 Valuation £m
Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	663	663	658	658	922	922
Other government securities	21,454	21,454	24,815	24,815	19,767	19,767
Other public sector securities	2,039	2,039	2,170	2,170	2,197	2,197
Bank and building society certificates of deposit	135	135	554	554	1,491	1,491
Mortgage-backed securities	1,358	1,358	1,034	1,034	798	798
Other asset-backed securities	847	847	850	850	927	927
Corporate and other debt securities	20,316	20,316	22,090	22,090	20,620	20,620
Treasury bills and other bills	74	74	1,459	1,459	115	115
Equity shares	60,476	60,476	61,576	61,576	66,403	66,403
	107,362	107,362	115,206	115,206	113,240	113,240
Available-for-sale financial assets
US treasury and US government agencies	6,349	6,349	7,226	7,226	6,594	6,594
Other government securities	18,980	18,980	40,176	40,176	31,696	31,696
Bank and building society certificates of deposit	186	186	298	298	208	208
Mortgage-backed securities	197	197	674	674	1,263	1,263
Other asset-backed securities	319	319	685	685	915	915
Corporate and other debt securities	5,808	5,808	5,529	5,529	1,855	1,855
Treasury bills and other bills	–	–	863	863	875	875
Equity shares	1,193	1,193	1,042	1,042	570	570
	33,032	33,032	56,493	56,493	43,976	43,976
Held-to-maturity investments
UK government	19,808	19,851	–	–	–	–
Debt securities classified as loans and receivables
Mortgage-backed securities	2,528	2,493	190	155	333	285
Other asset-backed securities	1,234	1,173	985	900	740	668
Corporate and other debt securities	526	441	164	45	407	298
	4,288	4,107	1,339	1,100	1,480	1,251
Allowance for impairment losses	(97)	–	(126)	–	(125)	–
	4,191	4,107	1,213	1,100	1,355	1,251
121

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2015 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	12	1.3	417	1.0	107	1.7	127	3.0
Other government securities	655	4.5	3,456	2.3	2,856	2.5	14,487	2.7
Other public sector securities	34	3.7	18	5.6	48	4.4	1,939	1.7
Bank and building society certificates of deposit	135	0.3	–	–	–	–	–	–
Mortgage-backed securities	–	–	11	1.5	136	2.1	1,211	1.7
Other asset-backed securities	–	–	107	3.5	393	3.2	347	2.4
Corporate and other debt securities	14,703	3.2	3,897	5.4	602	4.7	1,114	4.7
Treasury bills and other bills	74	0.2	–	–	–	–	–	–
	15,613		7,906		4,142		19,225
Available-for-sale financial assets
US treasury and US government agencies	–	–	3,077	2.3	1,676	4.9	1,596	5.9
Other government securities	335	7.5	1,509	4.2	1,771	2.0	15,365	4.0
Bank and building society certificates of deposit	186	–	–	–	–	–	–	–
Mortgage-backed securities	60	1.8	23	1.4	–	–	114	1.6
Other asset-backed securities	–	–	–	–	37	0.5	282	0.9
Corporate and other debt securities	508	2.3	3,569	0.9	1,731	1.3	–	–
	1,089		8,178		5,215		17,357
Held-to-maturity investments
Other government securities	–	–	3,654	3.0	16,154	3.7	–	–
Debt securities classified as loans and receivables
Mortgage-backed securities	–	–	–	–	30	2.0	2,498	1.1
Other asset-backed securities	75	0.9	223	0.4	739	1.2	197	2.1
Corporate and other debt securities	33	–	13	–	410	5.4	70	0.4
	108		236		1,179		2,765

The Group’s investment holdings at 31 December 2015 include £57,599 million due from the UK government and its agencies and £7,011 million due from the US government and its agencies.

122

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS AT 31 DECEMBER 2015

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2015. Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five years £m	Total £m
Loans and advances to banks	20,645	3,860	612	25,117
Loans and advances to customers:
Mortgages	11,357	47,944	253,576	312,877
Other personal lending	6,072	4,562	9,945	20,579
Property companies	4,835	10,567	16,826	32,228
Financial, business and other services	16,893	17,122	9,057	43,072
Transport, distribution and hotels	6,088	4,762	2,676	13,526
Manufacturing	3,122	2,069	762	5,953
Other	9,744	11,993	8,236	29,973
Total loans	78,756	102,879	301,690	483,325
Of which:
Fixed interest rate	23,673	46,054	113,697	183,424
Variable interest rate	55,083	56,825	187,993	299,901
	78,756	102,879	301,690	483,325

DEPOSITS

The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2015 Average balance £m	2015 Average rate %	2014 Average balance £m	2014 Average rate %	2013 Average balance £m	2013 Average rate %
Non-interest bearing demand deposits	45,294	–	42,049	–	35,994	–
Interest-bearing demand deposits	83,756	0.47	82,545	0.80	75,704	0.55
Savings deposits	174,239	1.00	201,046	1.18	266,122	1.93
Time deposits	122,142	0.99	133,060	1.32	56,055	1.02
Total average deposits	425,431	0.79	458,700	1.04	433,875	1.41

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS

The following table gives details of the Group’s certificates of deposit issued and other time deposits at 31 December 2015 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity. Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
Certificates of deposit	5,827	1,781	3,452	37	11,097
Time deposits	28,879	8,074	7,023	5,148	49,124
Total	34,706	9,855	10,475	5,185	60,221
123

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

The following tables give details of these significant short-term borrowings of the Group for each of the past three years.

	2015 £m	2014 £m	2013 £m
Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	7,061	1,075	4,852
Average balance for the year	5,960	2,104	6,515
Maximum balance during the year	9,467	9,971	27,801
Average interest rate during the year	0.6%	1.1%	1.2%
Interest rate at the year end	0.6%	1.2%	0.6%
Certificates of deposit issued
Balance at the year end	11,101	7,033	8,866
Average balance for the year	11,708	9,912	13,145
Maximum balance during the year	13,925	11,376	14,343
Average interest rate during the year	0.4%	0.4%	0.9%
Interest rate at the year end	0.2%	0.3%	0.6%
Commercial paper
Balance at the year end	6,663	7,373	5,035
Average balance for the year	5,286	8,432	10,878
Maximum balance during the year	12,700	14,768	18,313
Average interest rate during the year	0.6%	0.3%	0.5%
Interest rate at the year end	0.0%	0.1%	0.5%
Securitisation notes
Balance at the year end	7,763	11,908	18,613
Average balance for the year	10,362	13,836	22,246
Maximum balance during the year	12,155	15,787	28,059
Average interest rate during the year	2.4%	2.1%	2.4%
Interest rate at the year end	2.7%	2.0%	2.0%
Covered bonds
Balance at the year end	27,200	27,191	30,667
Average balance for the year	26,503	29,754	37,138
Maximum balance during the year	27,200	31,684	40,673
Average interest rate during the year	4.2%	4.5%	3.7%
Interest rate at the year end	3.7%	4.3%	4.2%
124

MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The Group is led by the Board comprising a Chairman (who was independent on appointment), independent Non-Executive Directors and Executive Directors with a wide range of experience. The appointment of directors is considered by the Nomination & Governance Committee and approved by the Board. Following the provisions in the articles of association, directors must stand for election by the shareholders at the first annual general meeting following their appointment. In line with UK Corporate Governance best practice, all Directors are subject to annual re-election by shareholders at each annual general meeting thereafter. Independent Non-Executive Directors are appointed for an initial term of three years after which their appointment may continue subject to an annual review. Their appointment may be terminated, in accordance with statute and the articles of association, at any time with immediate effect and without compensation.

The Board meets regularly. In 2015, a total of 10 Board meetings were held, 8 of which were scheduled at the start of the year.

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

The Directors and senior management of Lloyds Banking Group plc are:

NON-EXECUTIVE DIRECTORS

LORD BLACKWELL

Chairman
Age: 63

Chairman of the Nomination & Governance Committee, Member of the Risk Committee, the Remuneration Committee and the Responsible Business Committee.

Appointed: June 2012 (Board), April 2014 (Chairman)

Skills and experience: Lord Blackwell has deep financial services knowledge as well as extensive insurance, banking, regulatory and public policy experience gained from senior positions in a wide range of industries. His breadth of experience, credibility with key stakeholders and strong leadership qualities make him an effective Chairman. He was previously the Chairman of Scottish Widows Group and Interserve plc, a former Senior Independent Director of Standard Life and also chaired their UK Life and Pensions Board. His other former Non-Executive Directorships have included Halma plc, Dixons Group and SEGRO. He was also a member of the Board of the Centre for Policy Studies, a Non-Executive Board Member of Ofcom and of the Office of Fair Trading, a Partner of McKinsey & Co. and a Director of Group Development at NatWest Group. He was Head of the Prime Minister’s Policy Unit from 1995 to 1997 and was appointed a Life Peer in 1997.

External appointments: None.

ANITA FREW

Deputy Chairman and Independent Director
Age: 58

Chairman of the Remuneration Committee, Member of the Audit Committee, the Risk Committee, the Nomination & Governance Committee and the Responsible Business Committee.

Appointed: December 2010 (Board), May 2014 (Deputy Chairman)

Skills and experience: Anita has significant board, financial and general management experience across a range of sectors, including banking, asset management, manufacturing and utilities. Her extensive board level experience makes her an effective Deputy Chairman. Anita was Chairman of Victrex plc, having previously been its Senior Independent Director. She was also the Senior Independent Director of Aberdeen Asset Management and IMI plc, an Executive Director of Abbott Mead Vickers, Director of Corporate Development at WPP Group and a Non-Executive Director of Northumbrian Water. She has held various investment and marketing roles at Scottish Provident and the Royal Bank of Scotland.

External appointments: Chairman of Croda International Plc and a Non-Executive Director of BHP Billiton.

MANAGEMENT AND EMPLOYEES

ALAN DICKINSON

Independent Director
Age: 65

Chairman of the Risk Committee, Member of the Audit Committee, the Remuneration Committee and the Nomination & Governance Committee.

Appointed: September 2014

Skills and experience: Alan is a highly regarded retail and commercial banker having spent 37 years with the Royal Bank of Scotland, most notably as Chief Executive of RBS UK. Alan’s strategic focus and core banking experience complements the balance of skills on the Board. More recently he was Chairman of Brown, Shipley & Co. Limited, a Non-Executive Director of Nationwide Building Society and Chairman of its Risk Committee and a Non-Executive Director of Carpetright plc.

External appointments: Non-Executive Director of Willis Limited and Chairman of its Risk Committee, Senior Independent Director of Urban & Civic plc and a Governor of Motability.

SIMON HENRY

Independent Director
Age: 54

Member of the Audit Committee and the Risk Committee.

Appointed: June 2014

Skills and experience: Simon has deep international experience in board level strategy and execution. His extensive knowledge of financial markets, treasury and risk management and his qualification as an Audit Committee Financial Expert is of particular value in the Board Risk and Audit Committees. He was previously Shell’s Chief Financial Officer for Exploration & Production and prior to that Head of Group Investor Relations.

External appointments: Chief Financial Officer and an Executive Director of Royal Dutch Shell plc with responsibility for Shell’s Finance, IT, Strategy and Planning functions. Chair of the European Round Table CFO Taskforce, Member of the Main Committee of the 100 Group of UK FTSE CFOs, the Advisory Panel of CIMA and of the Advisory Board of the Centre for European Reform.

DYFRIG JOHN CBE

Independent Director
Age: 65

Member of the Risk Committee and the Remuneration Committee.

Appointed: January 2014

Skills and experience: Dyfrig has spent his career in banking, principally at HSBC where he worked for 37 years. During that time he held a number of senior management and Board positions in the UK and overseas including Chief Executive Officer of HSBC Bank PLC. He has the knowledge and experience to provide valuable insight and contribute effectively as a Non-Executive Director and Member of the Remuneration Committee and Risk Committee. He was formerly Chairman of Principality Building Society and a Board member of the Wales Millennium Centre.

External appointments: Member of the Welsh Rugby Union’s Audit Committee.

NICK LUFF

Independent Director

Age: 48

Chairman of the Audit Committee, Member of the Risk Committee and the Nomination & Governance Committee.

Appointed: March 2013

Skills and experience: Nick has significant financial experience in the UK listed environment having served in a number of senior finance positions within a range of sectors. His background and experience enables him to fulfil the role of Audit Committee Chair and, for SEC purposes, the role of Audit Committee Financial Expert. Nick was previously the Group Finance Director of Centrica plc, Finance Director of The Peninsular & Oriental Steam Navigation Company and Chief Financial Officer of P&O Princess Cruises plc. He previously served as a Non-Executive Director and was the Audit Committee Chair of QinetiQ Group plc.

External appointments: Executive Director and Chief Financial Officer of RELX Group.

DEBORAH MCWHINNEY

Independent Director
Age: 60

Member of the Audit Committee and the Risk Committee.

Appointed: December 2015

Skills and experience: Deborah has an extensive executive background in managing technology, operations and new digital innovations across banking, payments and institutional investment. She broadens the Board’s diversity from a global market perspective. Deborah is a former Chief Executive Officer, Global Enterprise Payments and President, Personal Banking and Wealth Management at Citibank. She was previously President of Institutional Services at Charles Schwab Corporation and held executive roles at Engage Media Services Group, Visa International and Bank of America, where she held senior roles in Consumer Banking.

External appointments: Independent Director of Fluor Corporation and IHS Corporation, a Trustee of the California Institute of Technology and of the Institute for Defense Analyses.

MANAGEMENT AND EMPLOYEES

NICK PRETTEJOHN

Independent Director and Chairman of Scottish Widows Group
Age: 55

Member of the Audit Committee and the Risk Committee.

Appointed: June 2014

Skills and experience: Nick has significant financial services experience, particularly in insurance where he has served as Chief Executive of Lloyd’s of London and Prudential UK and Europe as well as Chairman of Brit Insurance. He has the knowledge and experience to provide valuable insight and contribute effectively as a Non-Executive Director and Member of the Audit Committee and Risk Committee. He is a former Non-Executive Director of the Prudential Regulation Authority and of Legal and General Plc as well as Chairman of the Financial Services Practitioner Panel.

External appointments: Member of the BBC Trust, Chairman of the Britten-Pears Foundation and of the Royal Northern College of Music.

STUART SINCLAIR

Independent Director
Age: 62

Member of the Risk Committee and the Remuneration Committee.

Appointed: January 2016

Skills and experience: Stuart has extensive experience in retail banking and insurance and also brings to the Board wider experience in consumer finance and asset finance. He is a former Non-Executive Director of TSB Banking Group plc and TSB Bank plc. Stuart was previously a Non-Executive Director of LV Group, President and Chief Operating Officer of Aspen Insurance, held Chief Executive Officer roles at GE Capital’s Consumer Finance division both in the UK and China, and Director of UK Retail Banking then Chief Executive Officer of Tesco Personal Finance at Royal Bank of Scotland. He was also a Council Member of The Royal Institute for International Affairs. His early career included Managing Consultant at Braxton Associates and Partner at Mercer Managing Consultant (now Oliver Wyman).

External appointments: Non-Executive Director and Chair of the Risk Committees at Provident Financial Plc, Vitality Life and Vitality Health. Senior Independent Director at QBE Insurance (Europe) Limited and Swinton Group Limited.

ANTHONY WATSON CBE

Senior Independent Director
Age: 70

Member of the Audit Committee, the Risk Committee, the Remuneration Committee and the Nomination & Governance Committee.

Appointed: April 2009 (Board), May 2012 (Senior Independent Director)

Skills and experience: Tony is our Senior Independent Director and with over 40 years of experience in the investment management industry and related sectors, he is well placed to carry out this role. His former positions include Chief Executive of Hermes Pensions Management and Chairman of the Asian Infrastructure Fund, MEPC, the Marks & Spencer Pension Trustees and of the Strategic Investment Board (Northern Ireland). He is also a former Member of the Financial Reporting Council, a Senior Independent Director of Hammerson and a Non-Executive Director of the Shareholder Executive and Vodafone Group.

External appointments: Senior Independent Director of Witan Investment Trust, Chairman of the Lincoln’s Inn Investment Committee and a member of the Norges Bank Investment Management Corporate Governance Advisory Board.

SARA WELLER CBE

Independent Director
Age: 54

Chairman of the Responsible Business Committee, Member of the Risk Committee and the Remuneration Committee.

Appointed: February 2012

Skills and experience: With a background in retail and associated sectors, including financial services, Sara brings a broad perspective to the Board. She is a strong advocate of customers and of the application of new technology, both of which directly support Lloyds Banking Group’s strategy. Sara has considerable experience of boards at both executive and non-executive level. Her previous appointments include Managing Director of Argos, various senior positions at J Sainsbury including Deputy Managing Director, Lead Non-Executive Director at the Department of Communities and Local Government, a Non-Executive Director of Mitchells & Butler as well as a number of senior management roles for Abbey National and Mars Confectionery.

External appointments: Non-Executive Director of United Utilities Group and Chair of their Remuneration Committee, a Governing Council Member of Cambridge University, Chairman of the Planning Inspectorate and Board member at the Higher Education Funding Council.

MANAGEMENT AND EMPLOYEES

EXECUTIVE DIRECTORS

ANTÓNIO HORTA-OSÓRIO

Executive Director and Group Chief Executive
Age: 52

Appointed: January 2011 (Board), March 2011 (Group Chief Executive)

Skills and experience: António brings extensive experience in, and understanding of, both retail and commercial banking. This has been built over a period of more than 25 years, working both internationally as well as in the UK. António’s drive, enthusiasm and commitment to customers, along with his proven ability to build and lead strong management teams, brings significant value to all stakeholders of Lloyds Banking Group. Previously he worked for Goldman Sachs, Citibank and held various senior management positions at Grupo Santander before becoming its Executive Vice President. He was a Non-Executive Director of Santander UK and subsequently Chief Executive. He is also former Non-Executive Director of the Court of the Bank of England and Governor of the London Business School.

External appointments: Non-Executive Director of EXOR S.p.A., Fundação Champalimaud and Sociedade Francisco Manuel dos Santos in Portugal, a member of the Board of Stichting INPAR and Chairman of the Wallace Collection.

GEORGE CULMER

Executive Director and Chief Financial Officer
Age: 53

Appointed: May 2012 (Board)

Skills and experience: George is a chartered accountant with extensive operational and financial expertise including strategic and financial planning and control. He has worked in financial services in the UK and overseas for over 20 years. George was an Executive Director and Chief Financial Officer of RSA Insurance Group, the former Head of Capital Management of Zurich Financial Services and Chief Financial Officer of its UK operations as well as holding various senior management positions at Prudential. He is a Non-Executive Director of Scottish Widows.

External appointments: None.

JUAN COLOMBÁS

Executive Director and Chief Risk Officer
Age: 53

Appointed: January 2011 (Chief Risk Officer), November 2013 (Board)

Skills and experience: Juan has significant banking and risk management experience, having spent 30 years working in these fields both internationally and in the UK. Juan is responsible for developing the Group’s risk framework, recommending its risk appetite and ensuring that all risks generated by the business are measured, reviewed and monitored on an ongoing basis. He was previously the Chief Risk Officer and Executive Director of Santander’s UK business. Prior to this position, he held a number of senior risk, control and business management roles across the Corporate, Investment, Retail and Risk Divisions of the Santander Group. He has served as the Group’s Chief Risk Officer and as a member of the Group Executive Committee since January 2011.

External appointments: Vice Chairman of the International Financial Risk Institute.

EMPLOYEES

As at 31 December 2015, the Group employed 75,306 people (on a full-time equivalent basis), compared with 84,490 at 31 December 2014 and 88,977 at 31 December 2013. At 31 December 2015, 74,553 employees were located in the UK, 376 in continental Europe, 346 in the Americas, and 31 in the rest of the world. At the same date, 32,849 people were employed in Retail, 6,302 in Commercial Banking, 3,426 in Consumer Finance, 1,844 in Insurance, 20,198 in Group Operations, and 10,687 in other functions.

The Group has Codes of Responsibility which apply to all employees. The Codes of Responsibility can be found at: www.lloydsbankinggroup.com/RB.

COMPENSATION

REMUNERATION COMMITTEE

INTRODUCTION

On behalf of the Board and as Chair of the Group’s Remuneration Committee, I am pleased to present the Directors’ remuneration report for the year ended 31 December 2015. I am extremely grateful for the overall strong support and positive feedback received from shareholders during 2015. I look forward to working together during 2016.

This report is split into three parts:

–	Remuneration at a glance - a summary of the key aspects of remuneration outcomes for 2015.
–	Directors’ remuneration policy
–	Annual report on remuneration - how the policy was implemented in 2015 and is intended to apply in 2016.

A summary of the remuneration policy approved at the 2014 Annual General Meeting (AGM) is included for information only. No changes have been made to the policy this year. My introductory statement and the annual report on remuneration will be subject to an advisory vote at the 2016 AGM.

I took over as Chair of the Remuneration Committee from Tony Watson in October 2015. On behalf of the Group, I would like to take the opportunity to thank Tony for the significant contribution he has made in his chairmanship of the Committee since 2011, a period that has seen profound change both for the Group and the wider UK economy.

ALIGNMENT TO STRATEGY

The Committee continues to place great importance on ensuring there is a clear link between remuneration and delivery of the Group’s key strategic objectives. For 2015, the Group’s priorities have been creating the best customer experience, becoming simpler and more efficient and delivering sustainable growth. These support our continued aim of becoming the best bank for customers and our ‘helping Britain prosper’ plan.

Underpinning the Group’s strategic focus is the ‘building the best team’ agenda, a key component of which is the Group’s desire to offer fair reward to all colleagues. In considering employee reward, the Committee seeks to balance the importance of dealing with legacy conduct-related matters, investment for our customers, returning value to shareholders and providing support to the communities in which we operate. The Committee has placed a great deal of emphasis on ensuring that reward outcomes are aligned to the long term sustainable success of the business, the Group’s commitment to rebuilding trust and changing our culture to ensure that colleagues are empowered, inspired and incentivised to do the right thing for customers, particularly when it comes to dealing with, and learning from, mistakes of the past.

REMUNERATION OUTCOMES FOR 2015

As set out in detail in the annual report on remuneration, both the financial and strategic measures set by the Committee for the 2015 bonus were exceeded, with underlying profit of £8,112 million and dividends in respect of 2015 of £1.6 billion and a total capital distribution of £2.0 billion, demonstrating the Group’s return to financial health. In addition, the Group has completed the sale of the remaining holding in TSB (at a premium of around £200 million), whilst the strong financial performance has enabled the Government to make further substantial progress in returning the Group to full private ownership and has resulted in rating agency upgrades and improved feedback from the regulators.

The Group has continued to embed the revised methodology for calculating the risk-adjusted bonus outcome implemented in 2014. The Committee believes it is important that all colleagues are rewarded in a way that recognises the very highest of expectations in respect of conduct and customer treatment and the links between performance, risk management and reward are clear in the way that the Group sets expectations and communicates them with colleagues. When there are failures in risk management, or when material errors occur, it is equally important that accountability is taken collectively for those issues and, where appropriate, at an individual level as well. During 2015, a number of risk and conduct-related matters had an impact on both the Group’s financial performance and its reputation with the public, shareholders and regulatory bodies, such as PPI, as well as the risk management failure which led to regulatory settlement on PPI complaint handling.

Taking into consideration all relevant factors, the Committee has applied collective adjustments of 26 percent to the Group’s 2015 bonus outcome, reducing the total to £353.7 million. As a percentage of pre-bonus underlying profit, the bonus outcome is 4.2 per cent for 2015, down from 4.5 per cent in 2014.

The approach to determine bonus awards for the Executive Directors is consistent with other colleagues across the Group. The Committee determined that bonus awards of between 57 per cent and 63 per cent of maximum opportunity should be made to Executive Directors. In addition, we applied reductions to the 2012 and 2013 deferred bonus awards for each of the Executive Directors, in line with other senior managers, to reflect the Group’s handling of PPI complaints.

The long-term incentive plan (LTIP) awards made in 2013 are proposed to vest at 94.18 per cent, reflecting performance in the period to 31 December 2015. This vesting outcome reflects the significant shareholder value created over the period. Awards were granted at 49.29 pence.

Overall, the total remuneration for the Executive Directors is down by around 20 per cent compared to 2014. Further details on the reward outcomes for Executive Directors are outlined in the annual report on remuneration.

REWARDING COLLEAGUES

During 2015, the Group has continued to invest in the broader remuneration package for colleagues, with improvements made to pay, benefits and colleague share plans. It also undertook a detailed review of the variable pay arrangements used to incentivise customer-facing colleagues, primarily in the Retail division. These arrangements do not contain sales output measures, so colleagues are incentivised purely by reference to customer service or Balanced Scorecard performance measures. In some parts of our business, variable pay arrangements have been removed and have either been replaced with fixed base salary or eligible colleagues have transitioned to the discretionary annual bonus plan. From 2016, a single variable pay arrangement will be introduced for all customer-facing colleagues in the Retail division, using a Balanced Scorecard approach with clearly identified performance descriptors, measuring whole job contribution.

Average discretionary bonus awards across all colleagues are approximately £4,600, with only 3 per cent of our colleagues receiving a bonus in excess of £25,000. In line with previous years, the first £2,000 of any bonus award is paid in cash with the balance being deferred in shares which are released periodically over subsequent months and years.

COMPENSATION

EXECUTIVE SALARY AWARDS FOR 2016

The Committee’s continuing aim is to position Executive Director remuneration conservatively, but competitively, against the market. We are also very mindful of the average awards made to colleagues across the Group, which in 2016 will be 2 per cent. The Group is therefore proposing to increase the base salaries of the Executive Directors. For the Chief Financial Officer and Chief Risk Officer, it is proposed that base salaries will increase by 2 per cent, in line with colleagues across the Group.

For the first time since 2011, a base salary increase is also proposed for the Group Chief Executive. The Group Chief Executive was hired on the basis that upon the Government shareholding falling in the range of 15-20 per cent or less, the Committee would consider his remuneration being increased in line with market conditions. With the Government’s shareholding now being around 9 per cent and given the recovery of the Group’s financial strength, the Committee has decided it should now begin to adjust the Group Chief Executive’s salary towards the Reference Salary. After discussion with shareholders, the Committee has decided to stage this adjustment over two years. For 2016, this will consist of an increase in base salary of 2 per cent, in line with the other Executive Directors, and an additional increase of 4 per cent to reflect the arrangements above, taking his total salary to £1,125,000. The Group Chief Executive has suggested, and the Board has approved, that for 2016 the 4 per cent increase be delivered in shares and held until the Government has sold its shareholding in the Group. After this increase, the Group Chief Executive’s salary remains conservative compared to peers.

IMPACT OF REGULATORY CHANGE

2015 has been another year in which significant regulatory change has dominated the remuneration agenda. This has included the publication of revised PRA and FCA rules on remuneration under CRD IV and a significant consultation on changes to the EBA Guidelines that overlay the UK rulebook.

In addition, during 2015, the remuneration requirements of the AIFMD Remuneration Code took effect. Alongside the specific remuneration rules, the Committee has also considered the impact of the introduction of the Senior Manager and Certification Regimes from March 2016 and other significant regulatory changes.

In particular, from 2016, there will be a regulatory requirement to extend deferral from three years to seven years. At least 60 per cent of total variable pay must be deferred. Currently the Group defers all bonuses awarded to the Executive Directors entirely in shares, an approach which is significantly more conservative than the market practice and current regulations require. In order to implement longer deferral of variable remuneration, the Group will make modest changes to the delivery of variable remuneration for the 2016 performance period. In addition to these changes for the 2016 performance period, the Committee is conducting a full review of the Group’s approach to variable remuneration and is considering making changes to deliver a simpler and more efficient structure. Any changes would apply from the 2017 performance period and it is intended that the Group will consult on these changes during 2016.

CONSIDERATION OF STAKEHOLDER VIEWS

The Group is committed to consulting key stakeholders to ensure their view is taken into consideration when determining remuneration. During 2015, the Group has consulted with major shareholders to gather their feedback and views on the Group’s approach to remuneration, in particular the proposed changes to base salary for Executive Directors and the Group’s forward-looking approach to variable remuneration in 2016. The Group has also met regularly with its main regulators, the PRA and FCA. The Group is grateful for the support and ongoing dialogue with key stakeholders.

The Committee reviews an annual report from the Group HR Director on the operation of the Group’s remuneration policy and its effectiveness. In 2015, the report concluded that effective systems and controls are in place for all requirements of the Policy and that it continues to deliver outcomes in line with the Group’s values, reward principles and the requirements of the PRA and FCA remuneration rules and guidance issued by the European Banking Authority.

The Board places great emphasis on ensuring that remuneration policy and practices align to the Group’s strategy and the continued focus on delivering superior and sustainable shareholder returns. I hope you will support the resolutions relating to remuneration at the 2016 AGM.

COMPENSATION

REMUNERATION AT A GLANCE

HOW LLOYDS BANKING GROUP PERFORMED

The Group has had a successful 2015 with a number of strategic milestones achieved, notably improved dividend returns, increase in underlying profit and completion of the sale of TSB at a premium to market value.

The Group’s approach to reward is to provide a clear link between remuneration and delivery of the Group’s strategy and the aim of becoming the best bank for customers. The Group believes in offering fair reward. It is embedding a performance-driven and meritocratic culture where colleagues are rewarded for behaviours aligned to the long-term sustainable success of the business, the commitment to rebuilding trust and changing the culture of the Group.

KEY PERFORMANCE MEASURES

The table below illustrates outcomes against the Group’s key performance measures relevant to remuneration. The annual bonus outcome is driven by a combination of Group underlying profit and Balanced Scorecard performance. The LTIP measures Group performance over a three year period, using a range of financial and strategic measures.

Measure	2015	2014
Underlying profit before tax	£8,112m1	£7,756m
Group Balanced Scorecard	Strong	Strong
Economic profit	£2,233m	£2,094m
Total Shareholder Return (TSR)
Per annum for the three years ended 31 December	16.6%	30.2%
Cost:income ratio	49.3%	49.8%
Net promoter score	59.3%	59.2%
Digital active customer base	11.5m	10.4m
Colleague engagement score	71%	60%

1	The underlying profit result used for remuneration purposes is £7,994 million (excluding TSB).

ANNUAL BONUS PLAN OUTCOME

Despite the better results in 2015, the decision has been taken to reduce the Group’s total bonus outcome by approximately 26 per cent. Material adjustments have been made to the outcome in 2015 (as in 2014) to reflect the impacts of legacy items

Discretionary annual bonus awards of £353.7 million will be made for 2015 (4 per cent down from £369.5 million in 2014). The total bonus awards as a percentage of pre-bonus underlying profit before tax declined from 4.5 per cent in 2014 to 4.2 per cent in 2015. This compares favourably to shareholder return from dividend payments over the same period.

COMPENSATION

EXECUTIVE DIRECTOR REMUNERATION OUTCOMES

The charts below summarise the Executive Directors’ remuneration for the years ended 31 December 2014 and 2015.

Notes

1	In June 2015, the Group reached a settlement with the Financial Conduct Authority (FCA) with regard to aspects of its Payment Protection Insurance (PPI) complaint handling process during the period March 2012 to May 2013. As a result, the Committee decided to make adjustments in respect of bonuses awarded in 2012 and 2013 to the Group Executive Committee and some other senior executives given their ultimate oversight of the PPI operations. The number of shares adjusted was 409,039 for the GCE, 109,464 for the CFO and 376,055 for the CRO.

2	2015 bonus, awarded in March 2016.

3	2013 LTIP vesting and dividend equivalents awarded in shares were confirmed by the Remuneration Committee at its meeting on 16 February 2016. The average share price between 1 October 2015 and 31 December 2015 (73.72 pence) has been used to calculate the value. The shares were awarded in 2013 based on a share price of 49.29 pence.

DIRECTORS’ REMUNERATION: POLICY IMPLEMENTATION OVERVIEW FOR 2016

The detailed policy implementation table containing all elements of remuneration can be found on page 152.

BASE SALARY

Base salary reflects the role of the individual taking account of responsibilities and experience, and pay in the Group as a whole. It helps to recruit and retain Executive Directors and forms the basis of a competitive remuneration package.

Salaries will be as follows, effective date shown below:

Group Chief Executive (GCE): £1,125,000 (1 January 2016)

Chief Financial Officer (CFO): £749,088 (1 April 2016)

Chief Risk Officer (CRO): £738,684 (1 January 2016)

FIXED SHARE AWARD

To ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for Executive Directors with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements.

The levels of award set for 2016 remain unchanged and are as follows: GCE: £900,000 CFO: £504,000 CRO: £497,000 Shares will be released in equal tranches over a five year period.
ANNUAL BONUS Incentivise and reward the achievement of the Group’s annual financial and strategic targets.	The maximum annual bonus opportunity is 140 per cent of base salary for the GCE and 100 per cent of base salary for other Executive Directors.
LONG-TERM INCENTIVE PLAN Incentivise and reward the achievement of the Group’s longer-term objectives, to align executive interests with those of shareholders and to retain key individuals.

The maximum annual long-term incentive award for Executive Directors is 300 per cent of salary.

Awards in 2016, based on individual performance in 2015, are being made as follows:

GCE: 300 per cent of reference salary

CFO: 275 per cent of base salary

CRO: 275 per cent of base salary

COMPENSATION

DIRECTORS’ REMUNERATION POLICY

The policy set out in the 2013 Directors’ remuneration report was formally approved by shareholders at the AGM on 15 May 2014.

It is intended that approval of the remuneration policy will be sought at three year intervals, unless amendments to the policy are required, in which case further shareholder approval will be sought. No changes are proposed for 2016, therefore shareholders will not be asked to vote on the remuneration policy at the AGM this year.

The remuneration policy tables for Executive and Non-Executive Directors are included below for ease of reference. They have been reproduced as approved in 2014 with minor changes due to regulatory requirements under the latest PRA Rulebook which take effect in 2016 and changes in the operation of the all-employee share plans in 2015. Information on how the Policy will be implemented in 2016 is included in the annual report on remuneration. The full policy is set out on pages 102 to 109 of the annual report and accounts for the year ended 31 December 2013 which is available at: www.lloydsbankinggroup.com/globalassets/documents/investors/2013/2013_lbg_annual_report.pdf

As outlined in the 2013 Directors’ remuneration report, the Group’s policy is intended to ensure that the remuneration proposition is both cost effective and enables the Group to attract and retain executives of the highest calibre. The objective is to align individual reward with the Group’s performance, the interests of its shareholders and a prudent approach to risk management. In this way, the requirements of the major stakeholders are balanced: customers, shareholders, employees, and regulators.

The policy is based on principles which are applicable to all employees within the Group and in particular the principle that the reward package should support the delivery of the strategic aim of becoming the ‘best bank for customers’. It embeds a performance-driven and meritocratic culture, encourages effective risk disciplines and is in line with relevant regulations and codes of best practice. There is no significant difference between the policy for Executive Directors and that for other senior employees. If a significant difference for any individual were proposed, this would be subject to approval by the Remuneration Committee (within regulatory requirements).

REMUNERATION POLICY TABLE FOR EXECUTIVE DIRECTORS

BASE SALARY

Purpose and link to strategy	Base salary reflects the role of the individual taking account of responsibilities and experience, and pay in the Group as a whole. It helps to recruit and retain Executive Directors and forms the basis of a competitive remuneration package.

Operation

Base salaries are typically reviewed annually with any increases normally taking effect from 1 January. When determining and reviewing base salary levels, the Committee ensures that decisions are made within the following two parameters:

–  An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective job-sizing methodologies.

–  Pay for comparable roles in comparable publicly listed financial services groups of a similar size.

The Committee also takes into account base salary increases for employees throughout the Group.

As disclosed in previous reports, since his appointment, the Group Chief Executive (GCE) has a reference salary of £1.22 million which is used to calculate certain elements of long-term remuneration and the pension allowance.

Maximum potential	The Committee will make no increase which it believes is inconsistent with the two parameters above. Increases will normally be in line with the increase awarded to the overall employee population. However, a greater salary increase may be appropriate in certain circumstances, such as a new appointment made on a salary below a market competitive level, where phased increases are planned, or where there has been an increase in the responsibilities of an individual.

Performance measures	N/A
FIXED SHARE AWARD
Purpose and link to strategy	To ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for Executive Directors with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements.

Operation	The fixed share award will be delivered in Lloyds Banking Group shares, released over five years with 20 per cent being released each year following the year of award.

Maximum potential	The maximum award is 100 per cent of base salary.

Performance measures	N/A
133

COMPENSATION

PENSION
Purpose and link to strategy	The pension policy aims to support Executive Directors in building long-term retirement savings.

Operation

Executive Directors are entitled to participate in the Group’s defined contribution scheme with company contributions set as a percentage of salary.

An individual may elect to receive some or all of their pension allowance as cash in lieu of pension contribution.

Maximum potential	The maximum allowance for the GCE is 50 per cent of reference salary less any flexible benefit allowance. The maximum allowance for other Executive Directors is 25 per cent of base salary.
Performance measures	N/A
BENEFITS
Purpose and link to strategy	To provide suitable benefits as part of a competitive package.

Operation	Benefits may include those currently provided and disclosed in the annual report on remuneration.

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

When determining and reviewing the level of benefits provided, the Committee ensures that decisions are made within the following two parameters:

An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective job-sizing methodologies.

Benefits for comparable roles in comparable publicly listed financial services groups of a similar size.

Maximum potential	The Committee will make no increase in the benefits currently provided which it believes is inconsistent with the two parameters above. The Group’s flexible benefits allowance is capped at 4 per cent of base salary.

Performance measures	N/A
ALL-EMPLOYEE PLANS
Purpose and link to strategy	Executive Directors are eligible to participate in HMRC approved all-employee schemes which encourage share ownership.

Operation	Executive Directors may participate in these plans in line with HMRC guidelines currently prevailing (where relevant), on the same basis as other eligible employees.

Maximum potential	Participation levels may be increased up to HMRC limits as amended from time to time. With effect from April 2014, the monthly savings limits for Save As You Earn (SAYE) is £500. The maximum value of shares that may be purchased under the Share Incentive Plan (SIP) in any year is £1,800 with a two for one match. Currently a three for two match is operated up to a maximum employee investment of £30 per month. The maximum value of free shares that may be awarded in any year is £3,600.

Performance measures	N/A, following HMRC rules.
134

COMPENSATION

ANNUAL BONUS
Purpose and link to strategy	Incentivise and reward the achievement of the Group’s annual financial and strategic targets.

Operation	Measures and targets are set annually and awards are determined by the Committee after the year end based on performance against the targets set. The annual bonus may be delivered partly in cash and partly deferred into cash, shares, notes or other debt instruments including contingent convertible bonds. The Committee may adjust deferred awards in the event of any variation of share capital, demerger, special dividend or distribution or amend the terms of the plan in accordance with the plan rules.

At the time of the release, Executive Directors receive an amount (in cash or shares) equal to the interest that would have accrued on the deferred component, if deferral is made in notes or debt instruments, or dividends paid or payable if deferred in shares, between the date of grant and the vesting of the award on the number of shares which have vested.

The Committee applies its judgement to determine the payout level commensurate with business and/or individual performance. The Committee may reduce the level of deferred award (including to zero), apply additional conditions to the vesting, or delay the vesting of deferred awards to a specified date or until conditions set by the Committee are satisfied, where it considers it appropriate as a result of an event occurring before vesting. Bonus awards may be subject to clawback for a period of up to seven years after the date of award. This period may be extended to ten years where there is an ongoing internal or regulatory investigation.

Maximum potential	The maximum annual bonus opportunities are 140 per cent of base salary for the GCE and 100 per cent of base salary for other Executive Directors.

Performance measures	Measures and targets are set annually by the Committee in line with the Group’s strategic business plan and further details are set out in the annual report on remuneration for the relevant year.

At least 50 per cent of the awards are weighted towards financial measures, with the balance on strategic objectives. All assessments of performance are ultimately subject to the Committee’s judgement, but no award will be made if threshold performance is not met for financial measures or the individual is rated ‘Developing performer’ or below. The expected value of the bonus is 30 per cent of maximum opportunity.

The Committee retains the right to change the measures and weighting of those measures, including following feedback from regulators, shareholders and/or other stakeholders. The Committee is, however, committed to providing transparency in its decision making in respect of bonus awards and will disclose historic target and measure information together with information relating to how the Group has performed against those targets in the annual report on remuneration for the relevant year unless this information is deemed to be commercially sensitive.
135

COMPENSATION

LONG-TERM INCENTIVE PLAN (LTIP)
Purpose and link to strategy	Incentivise and reward the achievement of the Group’s longer-term objectives, to align executive interests with those of shareholders and to retain key individuals.

Operation	Awards are made in the form of conditional shares or nil cost options. Award levels are set at the time of grant, in compliance with regulatory requirements, and may be subject to a discount in determining total variable remuneration under the rules set by the European Banking Authority.

Vesting will be subject to the achievement of performance conditions measured over a period of three years, or such longer period, as determined by the Committee.

On vesting, Executive Directors receive an amount (in cash or shares) equal to the dividends which would have been paid during the vesting period on shares vesting.

The Committee retains full discretion to amend the payout levels should the award not reflect business and/or individual performance. The Committee may reduce (including to zero) the level of the award, apply additional conditions to the vesting, or delay the vesting of awards to a specified date or until conditions set by the Committee are satisfied, where it considers it appropriate as a result of an event occurring before vesting. Executive Directors are required to hold the shares which vest for a further two years. LTIP awards may be subject to clawback for a period of up to seven years after the date of award. This period may be extended to ten years where there is an ongoing internal or regulatory investigation.

Maximum potential	The maximum annual award for Executive Directors will normally be 300 per cent of salary excluding dividend equivalents (this being the reference salary in the case of the GCE). Under the plan rules, awards can be made up to 400 per cent of salary in exceptional circumstances excluding dividend equivalents.

Performance measures	Measures and targets are set by the Committee annually and are set out in the annual report on remuneration each year.

At least 60 per cent of awards are weighted towards typical market (e.g. Total Shareholder Return) and/or financial measures (e.g. economic profit), with the balance on strategic measures.

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

For future awards, the Committee will disclose in the annual report on remuneration for the relevant year historic measure and target information, together with how the Group has performed against those targets, unless this information is deemed to be commercially sensitive.

Shareholding guidelines	Executive Directors are required to build up a holding of a value of 200 per cent of base salary and fixed share award for the GCE and 150 per cent for other Executive Directors. Details of holdings are shown in the annual report on remuneration.
DEFERRAL OF VARIABLE REMUNERATION
Operation	The annual bonus and long-term incentive plans are both considered variable remuneration for the purpose of regulatory payment and deferral requirements. The payment of variable remuneration and deferral levels are determined at the time of award and in compliance with regulatory requirements (which currently require that at least 60 per cent of total variable remuneration is deferred and at least 50 per cent of total variable remuneration is paid in shares or other equity linked instruments).

From 2016, deferred awards normally vest over a period of seven years with vesting between the third and seventh anniversary of award, on a pro-rata basis.
136

COMPENSATION

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

– Pay for comparable roles in comparable publicly listed financial services groups of a similar size.

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

SERVICE AGREEMENTS

The service contracts of all current Executive Directors are terminable on 12 months’ notice from the Group and six months’ notice from the individual. The Chairman also has a letter of appointment. His engagement may be terminated on six months’ notice by either the Group or him.

137

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

	Base salary	Fixed Share Award	Pension, benefits and other fixed remuneration

Resignation	In the case of resignation to take up new employment, paid until date of termination (including any period of leave required by the Group). In the case of resignation for other reasons, base salary will be paid in monthly instalments for the notice period (or any balance of it), offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).

Redundancy or termination by mutual agreement	Paid until date of termination (including any period of leave required by the Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early unless, in the case of mutual agreement, the Committee determines that exceptional circumstances apply in which case shares may be released on termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).

Retirement/ill health, injury, permanent disability/death	Paid until date of retirement/death. For ill health, injury, permanent disability, paid for the applicable notice period (including any period of leave required by the Group).	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early except for death where shares are released on termination, or unless, in the case of permanent disability, the Committee determines that exceptional circumstances apply in which case shares may be released on termination.	Paid until date of death/retirement (subject to individual benefit scheme rules). For ill health, injury, permanent disability, paid for the notice period including any period of leave required by the Group (subject to individual benefit scheme rules).

Change of control or merger	N/A	Unless the Committee decides otherwise, awards will be released on the date of the corporate event and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early unless the Committee determines that awards will be exchanged for awards over shares in the acquiring company or such other company as the Committee determines.	N/A

Other reason where the Committee determines that the executive should be treated as a good leaver	Paid until date of termination (including any period of leave required by the Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the fact that the Executive Director has left early.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
138

COMPENSATION

	Annual bonus[1]	Long-term incentive[2]	Chairman and non-executive directors fees[3]

Resignation	Forfeited, including unvested deferred elements (2010 deferred bonus not subject to forfeiture but continues to be subject to performance adjustment) unless the Committee determines otherwise in exceptional circumstances.	Unvested award lapses on date of leaving (or on notice of leaving) unless the Committee determines otherwise in exceptional circumstances.	Paid until date of leaving Board.

Redundancy or termination by mutual agreement	Accrued up until date of termination (current year). Deferred bonus paid in line with normal timeframes and subject to performance adjustment. The Committee may allow awards to vest early if it considers it appropriate.	Pro-rated award (for months worked in performance period) released at end of period, subject to performance objectives being met. The Committee may allow awards to vest early if it considers it appropriate.	Paid until date of leaving Board.

Retirement/ill health/injury permanent disability	Accrued up until date of termination (current year). Deferred bonus paid in line with normal timeframes and subject to performance adjustment. The Committee may allow awards to vest early if it considers it appropriate.	Pro-rated award (for months worked in performance period) released at end of period, subject to performance objectives being met. The Committee may allow awards to vest early if it considers it appropriate.	Paid until date of leaving Board.

Death	Accrued up until date of termination (current year). Deferred bonus paid on death in cash, unless the Committee determines otherwise.	Pro-rated award (for months worked) released to Estate as soon as practicable after date of death. Performance conditions will not apply.	Paid until date of leaving Board.

Change in control[2]	Accrued up until date of termination (current year). Deferred bonus vests to the extent determined by the Committee.	Pro-rated award (for months worked in performance period) released on date of change in control, subject to performance objectives being met at the time of the transaction. Instead of vesting, awards may be exchanged for equivalent awards over the shares or acquiring company or another company.	Paid until date of leaving Board.

Other reason where the Committee determines that the executive should be treated as a good leaver	Accrued up until date of termination (current year). Deferred bonus paid in line with normal timeframes and subject to performance adjustment. The Committee may allow awards to vest early if it considers it appropriate.	Pro-rated award (for months worked in performance period) released at end of period, subject to performance objectives being met. The Committee may allow awards to vest early if it considers it appropriate.	Paid until date of leaving Board.

[1]	If any annual bonus is to be paid to the Executive Director for the current year, this will be determined on the basis of performance for the period of actual service, rather than the full notice period (and so excluding any period of leave required by the Group).

[2]	Reference to change of control or merger includes a compromise or arrangements under section 899 of the Companies Act 2006 or equivalent, Fixed share awards may also be released/exchanged in the event of a resolution for the voluntary winding up of the Company; a demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Committee, might affect the current or future value of any award; or a reverse takeover, merger by way of a dual listed company or other significant corporate event, as determined by the Committee. In the event of a demerger, special dividend or other transaction which would in the Committee’s opinion affect the value of awards, the Committee may allow a long term incentive award to vest to the extent relevant performance conditions are met to that date and if the Committee so determined, on a time pro rated basis to reflect the number of months of the performance period worked.

[3]	The Chairman is entitled to six months notice.

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

139

COMPENSATION

ANNUAL REPORT ON REMUNERATION

REMUNERATION COMMITTEE

COMMITTEE PURPOSE AND RESPONSIBILITES

The Remuneration Committee has responsibility for setting remuneration for all Executive Directors and the Chairman, including pension rights and any compensation payments. The Committee also recommends and monitors the level and structure of remuneration for senior management and material risk takers.

The Committee’s purpose is to consider, agree and recommend to the Board an overall remuneration policy and philosophy for the Group that is aligned with its long-term business strategy, its business objectives, its risk appetite, values and the long-term interests of the Group that recognises the interests of relevant stakeholders. The Committee’s Terms of Reference can be found on the Company’s website at www.lloydsbankinggroup.com/ our-group/corporate-governance

The Directors who served on the Committee during the year and their attendance at Committee meetings is set out in the table below.

	Remuneration
	Committee meetings[1]
	Eligible to
	attend	Attended
Committee Chairman
Anthony Watson (until 30 September 2015 and member thereafter)	11	11
Anita Frew (member to 30 September 2015 and Chairman thereafter)	11	10[2]
Committee members who served during 2015
Lord Blackwell	11	11
Alan Dickinson[3]	2	2
Dyfrig John	11	11
Sara Weller	11	11
Former members who served during 2015
Carolyn Fairbairn[4]	10	10

1	The number of meetings includes ad hoc meetings.

2	Ad hoc meeting arranged at short notice.

3	Appointed as member of the Committee on 17 July 2015.

4	Retired on 31 October 2015.

COMMITTEE COMPOSITION, SKILLS AND EXPERIENCE

The Committee comprises Non-Executive Directors from a wide background to provide a balanced and independent view on remuneration matters. From 1 October 2015, Anita Frew succeeded Anthony Watson as Chairman, with Anthony Watson remaining as a member of the Committee. The change was made to bring about the separation of the roles of Senior Independent Director – also held by Anthony Watson – and Chairman of the Remuneration Committee in line with best practice. Carolyn Fairbairn retired as a Director of the Board and as a member of the Committee with effect from 31 October 2015. Dyfrig John has notified the Board that he wishes to reduce his workload and therefore does not intend to seek re-election at the 2016 Annual General Meeting. Stuart Sinclair was appointed as an independent Non-Executive Director and as a member of the Committee on 4 January 2016.

HOW COMMITTEE MEETINGS ARE RUN

The management of the Committee is in keeping with the basis on which meetings of the Board are managed, as detailed on page 157, with a structure which facilitates open discussion and debate, with steps taken to ensure adequate time for members of the Committee to consider proposals which are put forward.

During 2015, the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review. Building on improvements made in the previous year, the review identified a number of actions relating to agenda planning, the timeliness and content of Committee papers and induction of new Committee members that will continue to maintain and improve the Committee’s effectiveness.

MATTERS CONSIDERED BY THE COMMITTEE

The Committee met 11 times during 2015, including four ad hoc meetings called at short notice, to consider the following principal matters:

– Review of remuneration arrangements for senior executives;

– Determination of bonus outcome based on divisional and functional performance and adjustment for risk;

– Review of the use of new balanced scorecards for the determination of bonuses in divisions and functions;

– Performance conditions for the long-term incentive plan (LTIP) and the deferred bonus plan, including a review of clawback provisions;

– Bonus and salary awards for Executive Directors and key senior managers;

– Performance adjustments in respect of staff, and in particular in relation to staff accountable for PPI or LIBOR infractions;

– Feedback from the Committee Chairman on his/her meetings respectively with the PRA and shareholders;

– Results of the Remuneration Committee effectiveness review and the suggestions for improvement;

– Approval of the 2014 and 2015 Directors’ remuneration report for publication within the annual report and Form 20-F; and

– Remuneration governance in the light of regulatory changes.

140

COMPENSATION

The Committee appoints independent consultants to provide advice on specific matters according to their particular expertise. During the year, Deloitte LLP advised the Committee. Deloitte was appointed as remuneration consultant by the Committee following a competitive tendering process. Deloitte has voluntarily signed up to the Remuneration Consultants’ Code of Conduct. The Committee has evaluated Deloitte’s performance during 2015. The process of the review consisted of a detailed questionnaire completed by members of the Committee. The results were discussed by the Committee and it was concluded that Deloitte were effective in providing objective and independent advice to the Committee. In particular, it was recognised that Deloitte had sufficient knowledge and experience of all appropriate remuneration-related areas to provide adequate contributions to enable the Committee to fulfil its responsibilities. Deloitte LLP is not connected with the Group.

Deloitte’s fees for services to the Committee in 2015 were on a time and materials basis and amounted to £426,700. In addition, Deloitte LLP provided the Group with advice on taxation and other consulting services, and assurance services.

António Horta-Osório (Group Chief Executive), Rupert McNeil (Group HR Director until 16 October 2015), Paul Hucknall (HR Director, Performance & Reward), Chris Evans (Director, Performance and Variable Reward) and Matthew Elderfield (Group Director, Conduct, Compliance and Organisational Risk) provided guidance to the Committee (other than for their own remuneration).

Juan Colombás (Chief Risk Officer) and George Culmer (Chief Financial Officer) also attended the Committee to advise as and when necessary on risk and financial matters.

The Committee is satisfied that its processes are robust and diligent and that the Group’s remuneration and incentive plans conform to best practice standards.

STATEMENT OF VOTING AT ANNUAL GENERAL MEETING

The Group’s remuneration policy was detailed within the Directors’ remuneration report for 2013 and voted on at the 2014 AGM. The remuneration offered to the Executive Directors in 2015 was disclosed in last year’s remuneration implementation report and was voted on at the 2015 AGM. The shareholder votes submitted at the meetings, either directly, by mail or by proxy, were as follows:

	Votes cast in favour		Votes cast against		Votes withheld
	Number of shares (millions)	Percentage of votes cast	Number of shares (millions)	Percentage of votes cast	Number of shares (millions)
Remuneration policy (2014 vote)	48,261	97.97%	999	2.03%	1,391
Remuneration implementation report (2015 vote)	51,131	97.67%	1,220	2.33%	410

REMUNERATION OUTCOME FOR 2015
EXECUTIVE DIRECTORS (AUDITED)

The following table summarises the total remuneration delivered during 2015 in relation to service as an Executive Director.

	António Horta-Osório		George Culmer		Juan Colombás[6]		Totals
£000	2015	2014	2015	2014	2015	2014	2015	2014
Base salary	1,061	1,061	731	720	724	710	2,516	2,491
Fixed share award	900	900	504	504	497	497	1,901	1,901
Benefits	140	119	41	40	73	60	254	219
Pension allowance[1]	568	568	182	180	181	173	931	921
Other remuneration[2]	2	1	2	301	2	–	6	302
Annual bonus[3]	850	800	462	496	455	468	1,767	1,764
Long-term incentive[4]	5,252	7,379	2,841	3,563	2,529	3,172	10,622	14,114
Conditional pension buy-out[5]	–	712	–	–	–	–	–	712
Total remuneration	8,773	11,540	4,763	5,804	4,461	5,080	17,997	22,424
Less: Buy-out amounts	–	(712)	–	(300)	–	–	–	(1,012)
Less: performance adjustment[7]	(234)	–	(65)	–	(3)	–	(302)	–
Total remuneration less buy-outs and performance adjustment	8,539	10,828	4,698	5,504	4,458	5,080	17,695	21,412

–	As disclosed last year, the 2014 annual bonus awarded to the Group Chief Executive (GCE) was subject to a discretionary adjustment to reflect the external environment. The 2014 mechanical bonus outcome, before any discretionary adjustment would have been £978,882, but was reduced by approximately 18 per cent to £800,000. This year the mechanical bonus outcome is £849,649.

–	In June 2015, the Group reached a settlement with the Financial Conduct Authority (FCA) with regard to aspects of its Payment Protection Insurance (PPI) complaint handling process during the period March 2012 to May 2013. As a result, the Committee decided to make performance adjustments in respect of bonuses awarded in 2012 and 2013 to the Group Executive Committee and some other senior executives given their ultimate oversight of the PPI operations. The number of shares adjusted was 409,039 for the GCE, 109,464 for the Chief Financial Officer (CFO) and 376,055 for the Chief Risk Officer (CRO) (pro-rated in the above table to reflect his appointment to Executive Director).

1	Following changes to the amount of tax relief available on pension contributions in each year, Executive Directors may elect to receive some or all of their allowances as cash. The breakdown of payments made in cash and contributions into the pension scheme are shown below.

2	Other remuneration payments comprise contractual cash payments to George Culmer as part of the buyout of benefits from his previous employer and income from all employee share plans, which arises through employer matching or discounting of employee purchases.

3	In addition to deferral and performance adjustment, the GCE’s bonus will only vest if the Group’s share price remains above 75.5 pence on average for any 126 consecutive trading days in the five years following grant or the UK government sells 100 per cent of its shareholding in the Group at any time during the three years following grant. 50 per cent of the award will vest and be released, at the earliest, on the second anniversary of the award if either of the conditions has been met by that date, with the remaining 50 per cent vesting no less than six months later. If neither of the conditions has been met by the fifth anniversary of the award, the award will lapse entirely.
141

COMPENSATION

4	The LTIP vesting and dividend equivalents awarded in shares were confirmed by the Remuneration Committee at its meeting on 16 February 2016. The average share price between 1 October 2015 and 31 December 2015 (73.72 pence) has been used to indicate the value. The shares were awarded in 2013 based on a share price of 49.29 pence. LTIP figures for 2014 have been adjusted for the share price on the date of vesting (79.2 pence).

5	The GCE has a conditional unfunded pension commitment, subject to share price performance. This was a partial buyout of a pension forfeited on joining from Santander Group. It is an Employer-Financed Retirement Benefits Scheme (EFRBS). The EFRBS provides benefits on a defined benefit basis at a normal retirement age of 65. The EFRBS applies for a maximum of six years following the commencement of employment and the maximum allowance over that period is 26.5 per cent of the higher of the GCE’s base salary and reference salary in the 12 months before retirement or leaving, subject to performance conditions. No additional benefit is due in the event of early retirement. The rate of pension accrual in each year depends on share price conditions being met. Accrual at 31 December 2015 is a pension of 6 per cent of the reference salary or £73,200. No new pension entitlement was accrued in 2015.

There are no other Executive Directors with defined benefit pension commitments.

6	Under terms agreed when joining the Group, the CRO is entitled to a conditional lump sum benefit of £718,996 either (i) on reaching normal retirement age unless the CRO voluntarily resigns or is dismissed for cause, or (ii) on leaving due to long term sickness or death.

7	Performance adjustment: the share price used for the valuation was the market price for a share in the Group at the award dates, 49.29 pence and 78.878 pence, respectively. For the CRO, the total number of shares (376,055) has been pro-rated to reflect his appointment to Executive Director on 29 November 2013.

PENSION AND BENEFITS (AUDITED)

Pension/Benefit £	António Horta-Osório	George Culmer	Juan Colombás
Employer contribution to pension scheme	10,670	18,076	20,774
Cash allowance in lieu of pension contribution	556,890	164,624	160,276
Car or car allowance	12,000	11,168	12,000
Flexible benefits payments	42,440	28,800	28,400
Private medical insurance	28,928	760	13,149
Tax preparation	24,829	–	15,766
Transportation	32,440	–	3,598

2013 LTIP VESTING (AUDITED)

	Number of shares awarded	Vesting %	Number of shares vesting	Indicative share price at vesting	Indicative value of award at vesting	Indicative dividend equivalent	Indicative total value
António Horta-Osório	7,425,441	94.18%	6,993,280	73.72 pence	£5,155,446	£96,308	£5,251,754
George Culmer	4,017,041	94.18%	3,783.249	73.72 pence	£2,789,011	£52,100	£2,841,111
Juan Colombás	3,576,283	94.18%	3,368,143	73.72 pence	£2,482,995	£46,384	£2,529,379

ANNUAL BONUS (AUDITED)

In line with 2014, the Group’s total bonus outcome is the sum of the divisional and functional bonus outcomes. The bonus outcome for each division and function is driven by two performance indicators of equal weighting: Group underlying profit and division/function Balanced Scorecard (BSC) performance. Each performance indicator is used as a modifier to increase or decrease the target bonus outcome in the range of 0 per cent – 145 per cent, subject to an overall funding limit as outlined below.

The 2015 annual bonus outcome for the Group (excluding TSB) was determined by adjusting the Group’s target bonus outcome (£415.4 million in 2015) according to:

–	Group underlying profit performance: a target of £7,536 million was approved by the Board, with threshold and maximum set at 20 per cent above and below target. The outcome for 2015 was as follows:

This resulted in a modifier of 1.14.

–	Balanced Scorecard performance: stretching objectives for each division were approved by the Committee around the start of the performance year. The objectives were aligned to the Group’s strategy and split across five categories:

–	Customer

–	People

–	Risk

–	Building the business

–	Financial

BSC ratings are based on a scale ranging from ‘Under’ (at the lowest level), through ‘Developing’, ‘Good’, ‘Strong’ and up to ‘Top’ which is the highest rating. Each of these ratings may be further differentiated by the addition of ‘minus’ or ‘plus’.

For 2015, the Group adopted a new approach whereby each measure in the BSC is assigned targets aligned to the five-point rating scale. Performance against these targets has been subject to detailed review and calibration by Management and the Committee advisor (Deloitte LLP). This detailed review is intended to support the Committee in exercising judgement.

The Committee reviewed performance in depth to determine ratings for the Group and each division, including consideration of risk matters arising in 2015.

142

COMPENSATION

The ratings for each division and function are communicated to colleagues within the business area to ensure bonus outcomes are transparent. The ratings are considered commercially sensitive; however, as an indication of performance, the overall rating for the Group (as determined by the Committee) was Strong and the average modifier applied was 1.21.

Key performance factors considered by the Committee in arriving at the performance assessment for the Group included:

–	Improvements in financial results – net interest income increased by 5 per cent to £11,482 million, underlying profit increased by 5 per cent in the year to £8,112 million and there was a 48 per cent improvement in impairments.

–	The Group successfully completed the sale of TSB.

–	Growth in the key customer segments – net lending to SMEs increased by 5 per cent and there has been continued development of the Group’s digital capability.

–	Low risk – the continued reduction in risk-weighted assets resulted in an improvement in the Group’s common equity tier 1 ratio and the asset quality ratio continued to improve, demonstrating the Group’s low risk position.

–	Effective cost leadership – the ongoing Simplification programme has delivered £373 million of annual run-rate savings to date and is ahead of target in achieving £1 billion of savings by the end of 2017. The Group has increased investment in IT, with a focus on ensuring that systems and processes are both efficient and resilient.

–	An increased ordinary dividend of 2.25 pence per share in 2015, in line with its progressive and sustainable dividend policy.

–	The resilience of our capital position was demonstrated again in 2015 when we comfortably exceeded the threshold for the latest PRA stress test.

–	Building the best team – employee engagement up 11 points and best bank for customers index up 6 points highlighting increased customer focus in the business.

–	Delivering a consistent and relentless approach under the Group conduct strategy to ensure we deliver customer needs with an open and transparent culture.

–	Collective performance adjustment: consideration was given to items not factored into the Group underlying profit or divisional balanced scorecards. These included the provisions for legacy conduct-related matters relevant to the year and regulatory settlements in relation to PPI handling. It also considered positive factors, such as the sale of the remaining holding in TSB (at a premium of c.£200 million). As a result of these items, the Committee approved an overall adjustment of approximately 26 per cent, resulting in a final bonus outcome of £353.7 million as shown in the table below.

TOTAL BONUS OUTCOME

		2015 final position

On-target bonus		£415.4m
Group underlying profit modifier	1.14
Divisional/functional performance modifier (weighted average of all divisions/functions)	1.21
Modified total outcome		£479.5m
Collective performance adjustment (approx.)		26%
Total bonus outcome		£353.7m

To ensure fairness for the Group’s shareholders, the total bonus outcome is subject to a limit of 10 per cent of pre-bonus underlying profit. For 2015, the bonus outcome of £353.7 million is significantly below the limit of £835 million.

INDIVIDUAL OUTCOMES FOR EXECUTIVE DIRECTORS

The individual bonus awards for Executive Directors are determined in the same way as for colleagues across the Group, with outcomes based on:

–	Group underlying profit performance

–	Balanced Scorecard performance

–	Collective performance adjustment

–	Individual performance

–	On-target award

Awards are approved by the Committee, which has discretion to adjust outcomes for any reason.

António Horta-Osório

The Group Chief Executive’s (GCE) individual performance assessment for 2015, as confirmed by the Committee, reflected a number of considerations including:

–	Underlying profit increased by 5 per cent to £8,112 million, leading to an improvement in underlying return on required equity to 15 per cent.

–	Improved financial strength with the adjusted common equity tier 1 (CET1) ratio at 13.0 per cent after dividend payments and improved credit rating.

–	Strong performance on 2015 stress tests, comfortably exceeding the PRA capital threshold.

–	Continued support for ‘helping Britain prosper’ plan, maintaining record of above market growth in SME lending.
143

COMPENSATION

–	Continued growth in digital channels and service capabilities for personal customers.

–	Further improvement in employee engagement survey results.

–	Successful completion of the TSB sale.

–	Gained shareholder support for credible and sustainable dividend policy. 2015 ordinary dividends 2.25 pence per share, with an additional special dividend of 0.5 pence per share recommended.

–	Maintained conditions that allowed UKFI to effect a significant reduction in the government shareholding. The UKFI shareholding is now around 9 per cent compared to around 25 per cent before the trading plan commenced in December 2014.

Based on a full assessment of performance, the Committee agreed an individual rating for 2015 of Strong for the GCE.

Expected outcomes are based on individual performance before taking into account a modifier based on underlying profit and the Group BSC, as follows:

Rating	Under	Developing	Good	Strong	Top
Expected outcome as % of salary	0%	0%	42%	91%	140%

Following the Committee’s assessment of performance against the underlying profit target and Group BSC objectives, and taking into account the collective performance adjustment of 26 per cent and the individual rating of Strong, the Committee determined a 2015 bonus award to the GCE of £849,649 (57 per cent of maximum). As disclosed previously, the mechanical bonus outcome for the GCE’s bonus in 2014 was £978,882. This award was reduced to £800,000 to reflect the external environment at the time. The GCE’s 2015 bonus of £849,649 is 13 per cent lower than the 2014 mechanical bonus outcome.

George Culmer

The Chief Financial Officer’s (CFO) personal performance assessment for 2015, as confirmed by the Committee, reflected a number of considerations including:

–	Maintaining a sound performance of the Finance Division, continuing to improve key risk metrics in liquidity, funding and capital.

–	Playing a key role in the continued improvement in the Group’s common equity tier 1 ratio (13 per cent compared to 12.8 per cent for 2014), whilst increasing ordinary dividend payments to 2.25 pence per share, with an additional special dividend of 0.5 pence per share.

–	Cost leadership, with continued reductions in cost:income ratio to 49.3 per cent.

–	Rating upgrade from a median of A to A+ following positive engagement with the Credit Risk Agencies (CRAs).

–	Stress testing within appetite.

–	Delivering the completion of the TSB sale.

–	Well managed relationships with key risk external stakeholders, e.g. investors, regulators and CRAs.

Based on a full assessment of performance, the Committee agreed an individual rating for 2015 of Strong Plus for the CFO.

Expected outcomes are based on individual performance before taking into account a modifier based on underlying profit and the Finance division’s BSC, as follows:

Rating	Under	Developing	Good	Strong	Top
Expected outcome as % of salary	0%	0%	30%	65%	100%

Following the Committee’s assessment of performance against the underlying profit target and the Finance division’s bsc objectives, and taking into account the collective performance adjustment of 26 per cent and the individual rating of Strong Plus, the Committee determined a 2015 bonus award to the CFO of £461,846 (63 per cent of maximum).

Juan Colombás

The Chief Risk Officer’s (CRO) personal performance assessment for 2015, as confirmed by the Committee, reflected a number of considerations including:

–	Significant progress in the Group’s Risk Management, delivering important steps forward in the governance of the business.

–	Prudent lending criteria, leading to improved credit quality across all portfolios.

–	Effective risk management leading to a reduction in the impairment charge to £568 million.

–	Further improved RWA/Capital management and further reductions in the run-off portfolio.

–	Continued good progress in conduct strategy.

–	Continued strengthening and enhancement of the Group’s policy, standards and control framework.

Based on a full assessment of performance, the Committee agreed an individual rating for 2015 of Strong Plus for the CRO.

Expected outcomes are based on individual performance, before taking into account a modifier based on underlying profit and the Risk division’s BSC, as follows:

Rating	Under	Developing	Good	Strong	Top
Expected outcome as % of salary	0%	0%	30%	65%	100%
144

COMPENSATION

Following the Committee’s assessment of performance against the underlying profit target and the Risk division’s BSC objectives, and taking into account the collective performance adjustment of 26 per cent and the individual rating of Strong Plus, the Committee determined a 2015 bonus award to the CRO of £455,431 (63 per cent of maximum).

DEFERRAL

Consistent with the aim of ensuring that short-term financial results are only rewarded if they promote sustainable growth, the 2015 bonus awards for all Executive Directors are deferred into shares until at least March 2018 and subject to malus, clawback and a further holding period following vesting. They are also subject to remaining in the Group’s employment.

The Group Chief Executive’s 2015 bonus award is subject to an additional condition that the share price must remain above 75.5 pence on average for any 126 consecutive trading days in the five years following grant or the UK government sells 100 per cent of its shareholding during the three years following grant. 50 per cent of the award will vest and be released, at the earliest, on the second anniversary of the award if either of the conditions has been met by that date, with the remaining 50 per cent vesting no less than six months later. If neither of the conditions has been met by the fifth anniversary of the award, the award will lapse entirely.

The Group has implemented clawback, covering all material risk takers, in line with PRA requirements. Vested variable remuneration can be recovered from employees for a period of up to seven years after the date of award in the case of a material or severe risk event.

The Committee reserves the right to exercise its discretion in reducing any payment that otherwise would have been earned, if it deems appropriate.

LONG-TERM AWARDS MADE IN MARCH 2013 VESTING FOR THE PERIOD ENDED ON 31 DECEMBER 2015 (AUDITED)

The Group has performed strongly over the performance period of the 2013 Long Term Incentive Plan (LTIP) awards, continuing to transform the business for the benefit of its shareholders. During the performance period of the plan (from 1 January 2013 to 31 December 2015), the Group’s share price increased by 47 per cent from 49.69 pence to 73.07 pence.

At the end of the performance period, it has been assessed that awards will vest at 94.18 per cent of maximum.

	Threshold	Maximum	Vesting at threshold	Vesting at maximum	Actual performance	Vesting % of maximum
Economic profit 35% of award	£1,254m	£1,881m	25%	100%	£2,233m	35%
Absolute total shareholder return 30% of award	8% per annum	16% per annum	25%	100%	16.6%	30%
Customer satisfaction (FCA reportable complaints per 1,000 accounts over 3 years)[1] 10% of award	1.05	0.95	25%	100%	1.02	4.18%
Total costs 10% of award	<=£9,323m	<=£8,973m	25%	100%	£8,691m	10%
Non-core assets at end of 2015 (excluding UK Retail) 10% of award	£37.2bn	£28.4bn	25%	100%	£10.3bn	10%
SME lending 5% of award	at market	4%	25%	100%	8.1%	5%

1	Excluding CMC-led complaints and PPI complaints.

PERCENTAGE CHANGE IN REMUNERATION OF THE GROUP CHIEF EXECUTIVE VERSUS THE WIDER EMPLOYEE POPULATION

Figures for ‘All Employees’ are calculated using figures for UK-based colleagues subject to the Group Annual Bonus Plan. This population is considered to be the most appropriate group of employees for these purposes because its remuneration structure is consistent with that of the GCE. For 2015, 46,474 colleagues were included in this category.

	% change in base salary (2014 – 2015)	% change in bonus (2014 – 2015)	% change in benefits (2014 – 2015)
GCE	6%	6%	18%
All employees	2%[1]	(14.1)%[1]	2%[1]

1	Adjusted for movements in staff numbers and other impacts to ensure a like-for-like comparison.

RELATIVE SPEND ON PAY (£M)

The graph below illustrates the relative importance of spend on pay (total remuneration of all Group employees) compared with distributions to shareholders. Distributions to shareholders are ordinary and special dividends.

1	2015: Ordinary and special dividend in respect of the financial year ended 31 December 2015, partly paid in 2015 and partly to be paid in 2016. 2014: ordinary dividend in respect of the financial year ended 31 December 2014, paid in 2015.
145

COMPENSATION

PAYMENTS WITHIN THE REPORTING YEAR TO PAST DIRECTORS (AUDITED)

As part of arrangements on leaving the Group, a deferred bonus was released to Tim Tookey (£68,713).

LOSS OF OFFICE PAYMENTS (AUDITED)

There were no payments for the loss of office made to former Directors during 2015.

EXTERNAL APPOINTMENTS HELD BY THE EXECUTIVE DIRECTORS

António Horta-Osório – During the year ended 31 December 2015, the Group Chief Executive served as a Non-Executive Director of Exor, Fundação Champalimaud, Stichting INPAR and Sociedade Francisco Manuel dos Santos for which he received fees of £216,054 in total.

CHAIRMAN AND NON-EXECUTIVE DIRECTORS (AUDITED)

	Fees £000		Taxable benefits £000		Total £000
	2015	2014	2015	2014	2015	2014
Current Non-Executive Directors
Lord Blackwell	700	580[1]	12[2]	9[2]	712	589
Alan Dickinson	144	33[3]	–	–	144	33
Anita Frew	236	202[3]	–	–	236	202
Simon Henry	105	53[3]	–	–	105	53
Dyfrig John	105	105	–	–	105	105
Nick Luff	135	135	–	–	135	135
Deborah McWhinney	9	–	–	–	9	–
Nick Prettejohn	350	182[3]	–	–	350	182
Anthony Watson	209	215	–	–	209	215
Sara Weller	135	123	–	–	135	123
Former Non-Executive Directors
Sir Winfried Bischoff (retired April 2014)	–	183	–	10[4]	–	193
Carolyn Fairbairn (retired October 2015)	88	105	–	–	88	105
David Roberts (retired May 2014)	–	95	–	–	–	95
Total	2,216	2,011	12	19	2,228	2,030

1	Fees reflect the period of service prior to becoming Chairman of the Board.

2	Car allowance (£8,909 and £12,000).

3	Fees reflect the period in role on a pro-rata basis.

4	2014 taxable benefits are made up of car allowance of £3,136, private medical benefit of £608, and transportation of £6,693.
146

COMPENSATION

BREAKDOWN OF NON-EXECUTIVE DIRECTORS’ FEES (£000S)

	Board fee	Deputy Chairman	Senior Independent Director	Audit Committee	Remuneration Committee	Board Risk Committee	SWG Board fees[1]	Other fees	2015 Total
Alan Dickinson	65			20	9	50			144
Carolyn Fairbairn	54			17	17				88
Anita Frew	65	100		20	27	20		4[2]	236
Simon Henry	65			20		20			105
Dyfrig John	65			20	20				105
Nick Luff	65			50		20			135
Deborah McWhinney	5			2		2			9
Nick Prettejohn	65			20		20	245		350
Anthony Watson	65		60	20	43	20		1[2]	209
Sara Weller	65				20	20		30[2]	135

1	Scottish Widows Group Ltd.

2	Fees for membership of Nomination Committee.

HISTORICAL TOTAL SHAREHOLDER RETURN (TSR) PERFORMANCE

The chart below shows the historical TSR of Lloyds Banking Group plc compared with the FTSE 100 as required by the regulations, rebased as at 31 December 2008. The FTSE 100 index has been chosen as it is a widely recognised equity index of which Lloyds Banking Group plc has been a constituent throughout this period.

TOTAL SHAREHOLDER RETURN INDICES – LLOYDS BANKING GROUP AND FTSE 100

HISTORICAL GROUP CHIEF EXECUTIVE (GCE) REMUNERATION OUTCOMES

	GCE	2009	2010	2011	2012	2013	2014	2015
GCE single figure of	J E Daniels	1,121	2,572	855	–	–	–	–
remuneration £000	António Horta-Osório	–	–	1,765	3,398	7,475	11,540	8,773
Annual bonus payout	J E Daniels	Waived	62%	0%	–	–	–	–
(% of maximum opportunity)	António Horta-Osório	–	–	Waived	62%	71%	54%	57%
Long-term incentive vesting	J E Daniels	0%	0%	0%	–	–	–	–
(% of maximum opportunity)	António Horta-Osório	–	–	0%	0%	54%	97%	94.18%

Notes: J E Daniels served as GCE until 28 February 2011; António Horta-Osório was appointed GCE from 1 March 2011. J E Daniels declined to take a bonus in 2009 and António Horta-Osório declined to take a bonus in 2011.

COMPENSATION

OUTSTANDING SHARE AWARDS

DIRECTORS’ INTERESTS (AUDITED)

Shareholding guidelines

Executive Directors were required to build up a holding in Lloyds Banking Group plc shares of value equal to 150 per cent of base salary (200 per cent for the GCE) within three years from the later of 1 January 2012 or their date of joining the Board. With the introduction of the fixed share award in 2014, the gross annual value of this award was added to salary to determine the personal shareholding requirement. For the purposes of assessing the additional shareholding requirement, Executive Directors have up to three years from 1 January 2014 to build up the additional shareholding created by the addition of the fixed share award. As at 31 December 2015, all Executive Directors significantly exceeded the requirements.

Executive Directors are required to retain any shares vesting from 2013 LTIP awards onwards for a further two years post vesting (although vested shares would count towards the shareholding requirement).

	Number of shares			Number of options		Total shareholding[4]		Value
	Owned outright	Unvested subject to continued employment	Unvested subject to performance	Unvested subject to continued employment	Vested unexercised	Totals at 31 December 2015	Totals at 3 March 2016	Expected value at 31 December 2015 (£000s)[2]
Executive Directors
António Horta-Osório[1]	11,761,072	5,759,844	16,644,524	37,151	–	34,202,591	34,203,204[3]	18,911
George Culmer	7,090,093	1,735,766	9,004,413	37,151	–	17,867,423	17,867,957[3]	9,766
Juan Colombás	3,145,458	1,801,742	8,253,825	29,990	535,231	13,766,246	13,766,780[3]	7,043
Non-Executive Directors
Lord Blackwell	50,000	–	–	–	–	50,000	n/a	n/a
Alan Dickinson	100,000	–	–	–	–	100,000	n/a	n/a
Anita Frew	300,000	–	–	–	–	300,000	n/a	n/a
Simon Henry	100,000	–	–	–	–	100,000	n/a	n/a
Dyfrig John	27,385	–	–	–	–	27,385	n/a	n/a
Nick Luff	300,000	–	–	–	–	300,000	n/a	n/a
Deborah McWhinney[1]	200,000	–	–	–	–	200,000	n/a	n/a
Nick Prettejohn	–	–	–	–	–	–	69,280	n/a
Stuart Sinclair	–	–	–	–	–	–	n/a	n/a
Anthony Watson	476,357	–	–	–	–	476,357	n/a	n/a
Sara Weller	200,000	–	–	–	–	200,000	n/a	n/a

1	Shareholdings held by António Horta-Osório and Deborah McWhinney are either wholly or partially in the form of ADRs.
2	Awards subject to performance under the LTIP had an expected value of 50 per cent of face value at grant (using current accounting assumptions). Values are based on the 31 December 2015 closing price of 73.07 pence. Full face value of awards are £24,991,833 for António Horta-Osório, £13,055,725 for George Culmer and £10,058,995 for Juan Colombás.
3	The changes in beneficial interests for António Horta-Osório (613 shares), George Culmer (534 shares) and Juan Colombás (534 shares) relate to ‘partnership’ and ‘matching’ shares acquired under the Lloyds Banking Group Share Incentive Plan between 31 December 2015 and 3 March 2016. There have been no other changes up to 3 March 2016.
4	Including holdings of connected persons.

A summary of transactions undertaken in the year, including share plan awards vested plus open market purchases and sales made by Directors, is shown on page 151.

As a result of the above shareholdings, the position for each Executive Director is as follows:

		Shareholding requirement		Current shareholding
Executive Directors	Base salary plus fixed share award (£000s)	% of base salary plus fixed share award	Number of shares[1]	% of base salary plus fixed share award[1]	Number of shares as at 31/12/15[2]	Requirement met
António Horta-Osório	1,961	200%	5,155,439	456%	11,759,547	Yes
George Culmer	1,238	150%	2,441,801	435%	7,088,568	Yes
Juan Colombás	1,221	150%	2,407,887	214%	3,428,561	Yes

1	Number of shares required and current shareholding percentage of base salary plus fixed share award figures are calculated using the average share price for the period 1 April 2014 to 31 March 2015 (76.075 pence).
2	Includes shares owned outright reduced by forfeitable ‘matching’ shares under the Share Incentive Plan, plus the estimated net number of vested unexercised options.

None of those who were Directors at the end of the year had any other interest in the capital of Lloyds Banking Group plc or its subsidiaries.

COMPENSATION

BREAKDOWN OF SHARES INTERESTS (AUDITED)

Long-term incentive plan awarded in 2015

Awards (in the form of conditional rights to free shares) in 2015 were made over shares with a value of 300 per cent of reference salary for the GCE (4,579,006 shares with a face value of £3,660,000); 275 per cent for the CFO (2,477,167 shares with a face value of £1,980,000); and 275 per cent for the CRO (2,442,762 shares with a face value of £1,952,500). The share price used to calculate face value is the average price over the five days prior to grant (6 March to 11 March 2015), which was 79.93 pence. This was the average share price used to determine the number of shares awarded.

The performance conditions attached to these awards are set out in the table below. The performance period ends on 31 December 2017.

Category	Measure	Basis of payout range	Metric	Weighting
Delivering sustainable growth	Absolute TSR	Growth in share price including dividends over 3-year period	Threshold: 8% pa Maximum: 16% pa	30%
Becoming simpler and more efficient	Economic profit	Set relative to 2017 targets	Threshold: £2,870m Maximum: £3,587m	25%
	Cost:income ratio	Set relative to 2017 targets	Threshold: 45.6% Maximum: 44.5%	10%
Creating the best customer experience	Customer complaint handling (total FCA reportable complaints per 1,000 accounts)[1] and Financial Ombudsman Service (FOS) uphold rate	Average performance over 3-year period	Threshold: 1.15 complaints per 1,000 accounts and 32% FOS uphold rate Maximum: 1.05 complaints per 1,000 accounts and 28% FOS uphold rate	10%
	Net promoter score	Major Group average ranking over 2017	Threshold: 3rd Maximum: 1st	10%
	Digital active customer base	Set relative to 2017 targets	Threshold: 12.7m active users Maximum: 13.3m active users	7.5%
	Colleague engagement score	Set relative to 2017 targets	Threshold: 62% Maximum: 70%	7.5%

1	Measure excludes PPI complaints and any complaints received via Claims Management Companies (CMC), but includes Banking, Home Finance, General Insurance, Life, Pensions and Investment complaints. The Group’s performance is heavily influenced by CMC volumes which are automatically reportable if defended. However, only 2 per cent of complaints received via CMCs are currently upheld by the Financial Ombudsman Service (FOS). Accordingly, the Committee has determined that complaints received via CMCs should be excluded from this measure.

The targets referred to in the table relate to the Group’s strategic plan, as approved by the Board. Further details have not been provided for reasons of commercial sensitivity, but will be disclosed after vesting.

For each measure, 25 per cent will vest for threshold performance, 50 per cent for on-target performance and 100 per cent for maximum performance.

Deferred bonus awarded in 2015

Bonus is deferred into shares. The face value of the share awards in respect of bonuses granted in March 2015 was £800,000 (1,000,875 shares) for the GCE; £496,000 (620,542 shares) for the CFO; and £467,892 (585,376 shares) for the CRO. The share price used to calculate the face value is the average price over the five days prior to grant (6 March to 11 March 2015), which was 79.93 pence.

COMPENSATION

INTERESTS IN SHARE OPTIONS (AUDITED)
							Exercise periods
	At 1 January 2015	Granted during the year	Exercised during the year	Lapsed during the year	At 31 December 2015	Exercise price	From	To	Notes
António Horta-Osório	22,156	–	–	–	22,156	40.62p	1/6/2016	30/11/2016	1
	14,995		–	–	14,995	60.02p	1/1/2018	30/6/2018	1
George Culmer	2,216,187	–	2,216,187	–	–	–			2,3
	2,243,816	–	2,243,816	–	–	–			2,3
	22,156	–	–	–	22,156	40.62p	1/6/2016	30/11/2016	1
	14,995	–	–	–	14,995	60.02p	1/1/2018	30/6/2018	1
Juan Colombás	235,499	–	–	–	235,499	–	15/6/2011	30/3/2021	4
	299,732	–	–	–	299,732	–	15/6/2012	30/3/2021	4
	29,990	–	–	–	29,990	60.02p	1/1/2018	30/6/2018	1
Former Directors who served during 2015
None

1	Sharesave.
2	Executive share award granted on 6 August 2012 for the loss of deferred share awards forfeited on leaving RSA Insurance Group plc.
3	Options exercised on 31 March 2015. The closing market price of the Group’s ordinary shares on that date was 78.28 pence.
4	Share buy-out award granted on 30 March 2011 for the loss of deferred share awards forfeited on leaving the Santander Group. Awards are consistent with those forfeited and have a nil option price.

The aggregate amount of gains made by Directors on the exercise of share options was £3,491,290.

None of the other Directors at 31 December 2015 had options to acquire shares in Lloyds Banking Group plc or its subsidiaries.

The market price for a share in the Group at 1 January 2015 and 31 December 2015 was 75.82 pence and 73.07 pence, respectively. The range of prices between 1 January 2015 and 31 December 2015 was 68.68 pence to 89.00 pence.

LLOYDS BANKING GROUP LONG-TERM INCENTIVE PLAN (AUDITED)

The following table shows conditional shares awarded under the plan. Further information regarding this plan can be found on pages 149 and 154.

	At 1 January 2015	Awarded during the year	Vested during the year	Lapsed during the year	At 31 December 2015	End of performance period	Expected value (£000s)	Notes
António Horta-Osório	9,644,684	–	9,316,764	327,920	–	31/12/2014	–	1
	7,425,441	–	–	–	7,425,441	31/12/2015	5,426
	4,640,077		–	–	4,640,077	31/12/2016	3,391
		4,579,006	–	–	4,579,006	31/12/2017	3,346	2
George Culmer	4,657,045	–	4,498,705	158,340	–	31/12/2014	–	1
	4,017,041	–	–	–	4,017,041	31/12/2015	2,935
	2,510,205	-	–	–	2,510,205	31/12/2016	1,834
		2,477,167			2,477,167	31/12/2017	1,810	2
Juan Colombás	4,146,064	–	4,005,097	140,967	–	31/12/2014	–	1
	3,576,283	–	–	–	3,576,283	31/12/2015	2,613
	2,234,780	–	–		2,234,780	31/12/2016	1,633
		2,442,762	–	–	2,442,762	31/12/2017	1,785	2

1	The shares awarded in March 2012 vested on 12 March 2015. The closing market price of the Group’s ordinary shares on that date was 79.2 pence.
2	Award price 79.93 pence.

Values are based on the 31 December 2015 closing price of 73.07 pence.

COMPENSATION

DIRECTORS’ INTERESTS – SUMMARY OF AWARDS VESTED, PURCHASES AND SALES MADE BY DIRECTORS IN 2015 (UNAUDITED)

	Holding at 1 January 2015 (or appointment Date)	Transactions during the year	Number of shares	Notes	Holding at 31 December 2015
Executive Directors
António Horta-Osório	6,204,884	12/03/15	4,937,883	Release of 2012 LTIP
		27/03/15	149,642	Fixed Share Award
		19/05/15	56	Dividend reinvestment
		25/06/15	136,880	Fixed Share Award
		29/09/15	162,262	Fixed Share Award
		21/12/15	166,993	Fixed Share Award
		Monthly	2,472	Share Incentive Plan purchase and matching shares	11,761,072
George Culmer	1,232,436	12/03/15	2,384,313	Release of 2012 LTIP
		27/03/15	83,799	Fixed Share Award
		31/03/15	2,358,546	Exercise of Share Buy out Award
		19/05/15	11,151	Dividend reinvestment
		25/06/15	76,652	Fixed Share Award
		25/06/15	357,526	Release of 2012 Deferred Bonus
		02/09/15	357,526	Release of 2012 Deferred Bonus
		28/09/15	41,358	Dividend reinvestment
		29/09/15	90,867	Fixed Share Award
		21/12/15	93,516	Fixed Share Award
		Monthly	2,403	Share Incentive Plan purchase and matching shares	7,090,093
Juan Colombás	3,101,794	12/03/15	2,122,701	Release of 2012 LTIP
		12/03/15	118,078	Release of 2011 Deferred Bonus
		27/03/15	82,635	Fixed Share Award
		20/05/15	3,647	Dividend reinvestment
		12/06/15	(2,750,000)	Sale
		25/06/15	75,588	Fixed Share Award
		25/06/15	44,355	Release of 2012 Deferred Bonus
		02/09/15	162,436	Release of 2011 and 2012 Deferred Bonus
		29/09/15	89,604	Fixed Share Award
		21/12/15	92,217	Fixed Share Award
		Monthly	2,403	Share Incentive Plan purchase and matching shares	3,145,458
Non-Executive Directors
Lord Blackwell	50,000				50,000
Alan Dickinson	50,000	30/10/2015	50,000	Purchase	100,000
Anita Frew	300,000				300,000
Simon Henry	–	30/06/2015	100,000	Purchase	100,000
Dyfrig John	27,385				27,385
Nick Luff	200,000	20/03/2015	100,000	Purchase	300,000
Deborah McWhinney[1]	200,000				200,000
Nick Prettejohn	–				–
Anthony Watson	476,357				476,357
Sara Weller	200,000				200,000

1	Held in 50,000 ADRs with one ADR being equivalent to four ordinary shares.
151

COMPENSATION

IMPLEMENTATION OF THE POLICY IN 2016

It is proposed to operate the policy in the following way in 2016:

Base salary	In line with the policy, when determining and reviewing base salary levels, the Committee ensures that decisions are made within the following two parameters:
	–	An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective job-sizing methodologies.

	–	Pay for comparable roles in comparable publicly listed financial services groups of a similar size.

The Committee also takes into account base salary increases for employees throughout the Group. The Group has applied a 2 per cent overall salary budget increase for the general population differentiated by performance and market position (with increases of around 5 per cent for strongly performing colleagues). Salary increases of 2 per cent are proposed for the Chief Financial Officer (CFO) and the Chief Risk Officer (CRO).
When the Group Chief Executive Officer (GCE), António Horta-Osório, was appointed to the Board at the start of 2011 it was agreed that, reflecting the weak financial position of the Group at that time, his salary would initially be held at £1,061,000, a level below the prevailing market rate. To recognise this fact, the agreement with the GCE also contained a market related ‘reference salary’ of £1.22 million, to be used in setting long term remuneration such as pension and LTIP. Since 2011 the Group has achieved a successful transformation of its financial strength under his leadership and the government has reduced its shareholding from over 40 per cent to around 9 per cent. Until now, however, the GCE has received no increase in his base salary since joining the Board in January 2011, despite overall pay settlements in the Group, including the proposed 2 per cent for 2016, amounting to 13.8 per cent since 2011.
For the first time since 2011, a base salary increase is proposed for the GCE. The GCE was hired on the basis that upon the Government shareholding falling in the range of 15-20 per cent or less, the Committee would consider his remuneration being increased in line with market conditions. With the Government’s shareholding now being around 9 per cent and given the recovery of the Group’s financial strength, the Committee has decided it should now begin to adjust the GCE’s salary towards the reference salary. After discussion with shareholders, the Committee has decided to stage this adjustment over two years. For 2016, this will consist of an increase in base salary of 2 per cent, in line with the other Executive Directors, and an additional increase of 4 per cent to reflect the arrangements above, taking his total salary to £1,125,000. The GCE has suggested, and the Board has approved, that for 2016 the 4 per cent increase be delivered in shares and held until the Government has sold its shareholding in the Group. After this increase, the GCE’s salary remains conservative compared to peers.
Salaries will therefore be as follows, effective dates shown below:
GCE: £1,125,000 (1 January 2016)
CFO: £749,088 (1 April 2016)
CRO: £738,684 (1 January 2016)
There is no change to the GCE’s reference salary of £1.22 million which is used to calculate certain elements of long-term remuneration and the pension allowance.

Fixed share award	Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for Executive Directors, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements.
The actual levels of award set for 2016 are as follows:
GCE: £900,000
CFO: £504,000
CRO: £497,000
Shares will be released in equal tranches over a five year period.

Pension	In line with the remuneration policy, Executive Directors are entitled to a pension allowance which they may choose to take as cash in lieu of pension contributions. The level of allowances has not been increased for 2016.
GCE: 50 per cent of reference salary less flexible benefits allowance
CFO: 25 per cent of base salary
CRO: 25 per cent of base salary
The GCE is also entitled to the provision of an Employer-Financed Retirement Benefits Scheme (EFRBS),
subject to performance conditions, as described further in the annual report on remuneration.

Benefits	For 2016, the benefits provided to Executive Directors include a car allowance, transportation, private medical insurance, life assurance and other benefits selected through the flexible benefits allowance which is capped at 4 per cent of base salary.

All employee plans	Executive Directors are eligible to participate in the Group’s Sharesave and Sharematch plans on the same basis as other employees.

COMPENSATION

ANNUAL BONUS
Opportunity	The maximum annual bonus opportunity is 140 per cent of base salary for the GCE and 100 per cent of base salary for other Executive Directors. All assessments of performance are ultimately subject to the Committee’s judgement, but no award will be made if threshold performance for the financial measure is not met and/or the individual is rated ‘Developing performer’ or below. The expected value of the bonus is 30 per cent of the maximum opportunity.
Deferral	For the 2016 performance year, the annual bonus will be awarded in a combination of cash (up to 50 per cent) and shares. 40 per cent of the annual bonus will be released immediately on award, 40 per cent will be released on the first anniversary of award and the remaining 20 per cent will be released on the second anniversary of award. These deferral arangements will apply to the GCE and the other Executive Directors.
Performance measures and targets	For 2016 the annual bonus will be based on:
	–	Underlying profit – 50 per cent

	–	Balanced scorecard (BSC) objectives comprising five categories (customer, people, control environment, building the business, finance) – 50 per cent

The Committee considers the targets that apply to these measures to be commercially sensitive but will provide information on the level of payout relative to the performance achieved in next year’s annual report on remuneration.

The Committee applies its judgement to determine the payout level commensurate with business and/or individual performance in determining the final BSC rating.

Performance adjustment is determined by the Remuneration Committee and Board Risk Committee and may result in a reduction of up to 100 per cent of the bonus opportunity. The Independent Performance Adjustment Committee (IPAC) reviews the BSC outcomes and submits a report to the Remuneration Committee and Board Risk Committee to assist in this process.

The application of malus will generally be considered when:

	–	there is reasonable evidence of employee misbehaviour, misconduct or material error or that they participated in conduct which resulted in losses for the Group or failed to meet appropriate standards of fitness and propriety;

	–	there is material failure of risk management at a Group, business area, division and/or business unit level;

	–	the financial results at a Group, division or business unit level are re-stated or consideration is given to restatement;

	–	the Committee determines that the financial results for a given year do not support the level of variable remuneration awarded; and/or

	–	any other circumstances where the Committee consider adjustments should be made.

Individual performance adjustment is informed using a matrix-based approach taking into account the severity of the issue, the individual’s proximity to the issue and the individual’s behaviour in relation to the issue.

In addition, the annual bonus may be subject to clawback for a period of up to seven years after the date of award. This period may be extended to ten years where there is an ongoing internal or regulatory investigation.

The application of clawback will generally be considered when:

	–	there is reasonable evidence of employee misbehaviour or material error; or

	–	there is material failure of risk management at a Group, business area, division and/or business unit level.
153

COMPENSATION

LONG-TERM INCENTIVE PLAN
Opportunity	The maximum annual long-term incentive award for Executive Directors is 300 per cent of salary. Awards in 2016 are being made as follows:
GCE: 300 per cent of reference salary
CFO: 275 per cent of base salary
CRO: 275 per cent of base salary
Performance measures and targets	2016 awards will be subject to a three-year performance period, and a two-year holding period following vesting.

During 2015 and early 2016, the Committee consulted widely with various shareholders on appropriate performance measures and, in particular, on how management can be incentivised through the LTIP to successfully deliver the objectives set out in the Group Strategic Review.

The awards made in 2016 will vest based on the Group’s performance against the following key measures:

	–	Absolute Total Shareholder Return (30 per cent)

	–	Economic profit (25 per cent)

	–	Cost:income ratio (10 per cent)

	–	Strategic measures (35 per cent)

The following table provides a breakdown of these measures and the targets applicable.

The Committee believes these measures capture risk management and profit growth and appropriately align management and shareholder interests.

LTIP awards may be subject to clawback for a period of up to seven years after the date of award. This period may be extended to ten years where there is an ongoing internal or regulatory investigation.

The Committee may consider the application of malus and clawback as outlined in the annual bonus section above.

Strategic focus	Measure	Basis of payout range	Metric	Weighting
Delivering	Absolute Total	Growth in share price including	Threshold: 8%	30%
sustainable growth	Shareholder	dividends over	Maximum: 16%
	Return (TSR)	3-year period
Becoming simpler	Economic profit[1]	Set relative to	Threshold: £2,507m	25%
and more efficient		2018 targets	Maximum: £3,308m
	Cost: income ratio	Set relative to	Threshold: 47.3%	10%
		2018 targets	Maximum: 46.1%
Creating the best	Total reportable complaints[2,3]	Set relative to	See note 2 below	10%
customer experience	and	2018 targets	=<35%
	Financial Ombudsman Service		=<25%
	(FOS) uphold rate[3]
	Net promoter score	Major Group average ranking	Threshold: 3rd	10%
		over 2018	Maximum: 1st
	Digital active	Set relative to	Threshold: 13.4m
	customer base	2018 targets	Maximum: 14m	7.5%

	Colleague	Set relative to	Threshold: 66%
	engagement score	2018 targets	Maximum: 72%	7.5%

1	The reduction in economic profit compared to the 2015 LTIP (for 2017 performance) reflects the introduction of the corporation tax surcharge for banks of 8 per cent.
2	Measure excludes PPI complaints and any complaints received via Claims Management Companies, but includes Banking, Home Finance, General Insurance, Life, Pensions and Investment complaints. The FCA has issued guidance which applies from 2016. The threshold and maximum for total reportable complaints are subject to validation, based on experience in H1 2016 and will be disclosed to shareholders later in the year.
3	The Board will continue to review its risk appetite and to the extent that this results in changes to the acceptable level of uphold, consideration will be given to bringing the metric in line with revised appetite. The metric will be no easier to achieve.
154

COMPENSATION

CHAIRMAN AND NON-EXECUTIVE DIRECTOR FEES IN 2016

The annual fee for the Chairman was increased by 2 per cent to £714,000, in line with the overall salary budget for the general colleague population.

The annual Non-Executive Director fees were reviewed in November 2015. As a result of this review and following consultation with shareholders, for the first time since 2008, the fees were increased, as follows, to reflect market practice in financial services groups of a similar size. These changes took effect from 1 January 2016.

	2016	2015
Basic fee	£75,000	£65,000
Deputy Chairman	£100,000	£100,000
Senior Independent Director	£60,000	£60,000
Audit Committee Chairmanship	£60,000	£50,000
Remuneration Committee Chairmanship	£60,000	£50,000
Board Risk Committee Chairmanship	£60,000	£50,000
Responsible Business Committee Chairmanship	£30,000	£30,000
Audit Committee membership	£30,000	£20,000
Remuneration Committee membership	£30,000	£20,000
Board Risk Committee membership	£30,000	£20,000
Responsible Business Committee members[1]	£10,000	N/A
Nomination & Governance Committee membership[2]	£5,000	£5,000

1	New members only.
2	Where individual is not already Chairman of another Committee.

Non-Executive Directors may receive more than one of the above fees.

The following pages contain information that is required to be audited in compliance with the Directors’ remuneration requirements of the Companies Act 2006. All narrative and quantitative tables are unaudited unless otherwise stated.

ADDITIONAL DISCLOSURES

Emoluments of the eight highest paid senior executives1

The following table sets out the emoluments of the eight highest paid senior executives (excluding Executive Directors) in respect of the 2015 performance year.

	Executive
	8	7	6	5	4	3	2	1
	£000	£000	£000	£000	£000	£000	£000	£000
Fixed
Cash based	585	406	330	420	580	508	711	682
Share based	410	280	740	650	406	350	490	467
Total fixed	995	686	1,070	1,070	986	858	1,201	1,149
Variable
Upfront cash	2	2	2	2	2	2	2	2
Deferred cash	0	0	0	0	0	0	0	0
Upfront shares	135	67	298	238	90	177	137	238
Deferred shares	205	46	450	360	61	269	209	360
Long-term incentive plan	951	1,578	861	1,076	2,071	1,973	2,763	2,588
Total variable pay	1,293	1,693	1,611	1,676	2,224	2,421	3,111	3,188
Pension cost	146	101	66	84	145	127	178	169
Total remuneration	2,434	2,480	2,747	2,830	3,355	3,406	4,490	4,506

1	Includes members of the Group Executive Committee and Senior Executive level colleagues.

Variable remuneration in respect of performance year 2015. LTIP values shown reflect awards for which the performance period ended on 31 December 2015 and include dividend equivalents. Pension costs based on a percentage of salary according to level.

CORPORATE GOVERNANCE

STATEMENT ON US CORPORATE GOVERNANCE STANDARDS

The Board is committed to achieving long term success for the Company by being the best bank for customers and generating superior and sustainable returns for shareholders. The Board’s strategy is underpinned by high standards of corporate governance designed to ensure consistency and rigour in its decision making. This report explains how those standards, in particular, those laid down in the Financial Reporting Council’s 2014 UK Corporate Governance Code (the UK Code), apply in practice to ensure that the Board and management work together for the long term benefit of the Company and its shareholders. The UK Code can be accessed at www.frc.org.uk.

To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairmen. Terms of reference for each of the Committees are available on the website at www.lloydsbankinggroup.com. Information on the membership, role and activities of the Nomination & Governance Committee, the Audit Committee, the Board Risk Committee and the Responsible Business Committee can be found on pages 171 to 181.

Further information about the work of the Remuneration Committee is included on pages 129 to 155.

As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds Banking Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Lloyds Banking Group plc’s main listing is on the London Stock Exchange, it follows the principles contained in the 2014 UK Corporate Governance Code issued by the UK Financial Reporting Council (the UK Code). The Group has complied with the provisions of the UK Code and has done so throughout 2015 regarding the provisions where the requirements are of a continuing nature. Key differences are set out below.

The NYSE corporate governance listing standards require domestic US companies to adopt and disclose corporate governance policies. For Lloyds Banking Group plc, consistent with the principles of the UK Code, the Nomination & Governance Committee sets the corporate governance principles applicable to the Company and oversees the annual evaluation of the performance of the Board, its Committees and its individual members.

Under the NYSE corporate governance listing standards, the remuneration, nomination & governance committees of domestic US companies must be comprised of entirely independent directors. However for Lloyds Banking Group plc, again consistent with the principles of the UK Code, the Remuneration Committee and the Nomination & Governance Committee include the Chairman, with all other members being independent non-executive directors.

CORPORATE GOVERNANCE

LEADERSHIP

The Board

The Group is led by an effective, committed and unitary Board, which is collectively responsible for the long-term success of the Company. The Board comprises a Chairman (who was independent on appointment), independent Non-Executive Directors and Executive Directors. The names and biographies of current Directors are set out on pages 125 to 127.

There is a clear division of responsibility at the head of the Company, which is documented in the Group’s Corporate Governance Framework. The Chairman has overall responsibility for the leadership of the Board and for ensuring its effectiveness while the Group Chief Executive manages and leads the business.

The Corporate Governance Framework sets out a number of key decisions and matters that are reserved for the Board’s approval. The Board sets the strategy, oversees its delivery and establishes the culture, values and standards of the Group. The Board ensures that the Group manages risk effectively, monitors financial performance and reporting and ensures that appropriate and effective succession planning arrangements and remuneration policies are in place. It provides and encourages entrepreneurial leadership across the Group within this framework.

Board Committees

The Board is supported by its Committees which make recommendations on matters delegated to them under the Corporate Governance Framework, in particular in relation to internal control, risk, financial reporting, governance and remuneration matters. This enables the Board to spend a greater proportion of its time on strategic, forward looking agenda items. Each Committee comprises Non-Executive Directors only and is chaired by an experienced Chairman. The Committee Chairmen report to the Board on the activities of the Committee at each Board meeting. A structure chart of the Board Committees can be found on page 158.

A full schedule of all matters reserved to the Board and Terms of Reference for each of the Board Committees can be found at www.lloydsbankinggroup.com/our-group/corporate-governance

Group Chief Executive

Responsibility for day-to-day management of the business is delegated to the Group Chief Executive. The Group Chief Executive delegates aspects of his own authority, as permitted under the Corporate Governance Framework, to members of the Group Executive Committee (GEC). The GEC meets weekly to scrutinise the Group’s business. The Group Audit Director, the Group HR Director (until October 2015) and the Company Secretary attend the weekly GEC meetings to ensure that there is appropriate internal audit oversight, that employee interests and people strategy matters are considered and that the highest standards of corporate governance are maintained, including the escalation of matters to the Board and its Committees. In January 2016, a new role of Chief People, Legal and Strategy Officer was created to lead the HR, Legal and Strategy functions. The Chief People, Legal and Strategy Officer is a member of the GEC and reports to the Group Chief Executive.

Company Secretary

All Directors, including Non-Executive Directors, have access to the services of the Company Secretary in relation to the discharge of their duties. Both the appointment and removal of the Company Secretary is a matter for the Board as a whole.

KEY ROLES AND RESPONSIBILITIES

Chairman – Lord Blackwell

–	Leads the Board
–	Promotes the highest standards of corporate governance
–	Sets the Board’s agenda
–	Builds an effective and complementary Board
–	Leads Board succession planning
–	Ensures effective communication with shareholders

Deputy Chairman – Anita Frew

–	Ensures continuity of Chairmanship during any change of chairmanship
–	Supports the Chairman in representing the Board and acting as a spokesperson
–	Deputises for the Chairman
–	Available to the Board for consultation and advice
–	Represents the Group’s interests to official enquiries and review bodies

Senior Independent Director – Anthony Watson

–	Sounding board for the Chairman and Group Chief Executive
–	Acts as a conduit for the views of other Non-Executive Directors
–	Conducts the Chairman’s annual performance appraisal
–	Helps resolve shareholders’ concerns
–	Attends meetings with major shareholders and financial analysts to understand issues and concerns

Non-Executive Directors

–	Challenge constructively
–	Help develop and set the Group’s strategy
–	Actively participate in Board decision making
–	Scrutinise management performance
–	Satisfy themselves on the integrity of financial information
–	Review the Group’s risk exposures and controls
–	Determine the remuneration of Executive Directors

The Non-Executive Directors are listed on pages 125 to 127.

CORPORATE GOVERNANCE

Group Chief Executive – António Horta-Osório

–	Manages the Group on a day-to-day basis
–	Makes decisions on matters affecting the operation, performance and strategy of the Group’s business
–	Provides leadership and direction to senior management
–	Coordinates all activities to implement the strategy and for managing the business in accordance with the Group’s risk appetite and business plan set by the Board

Executive Directors

–	Under the leadership of the Group Chief Executive, make and implement decisions in all matters affecting the operations, performance and strategy of the Group’s business
–	Provide specialist knowledge and experience to the Board
–	Responsible for the successful leadership and management of the Risk and Finance divisions
–	Design, develop and implement strategic plans
–	Deal with day-to-day operations of the Group

The Executive Directors are listed on page 127

Company Secretary – Malcolm Wood

–	Advises the Board
–	Ensures good information flows and comprehensive practical support are provided to Directors
–	Maintains the Group’s corporate governance framework
–	Organises Directors’ induction and training
–	Communicates with shareholders as appropriate and ensures due regard is paid to their interests

Board and governance structure

Reports from the Nomination & Governance Committee, the Audit Committee, the Board Risk Committee and the Responsible Business Committee can be found on pages 171 to 181. Information about the work of the Remuneration Committee is included in the Directors’ remuneration report on pages 129 to 155. Please see pages 53 to 54 for a list of the Group Chief Executive Committees and their purpose.

Subsidiary governance

The Boards of the four main companies, Lloyds Banking Group plc, Lloyds Bank plc, HBOS plc and Bank of Scotland plc, comprise the same Directors, with Board meetings for these companies being held concurrently. The agenda is split between the companies, allowing decisions to be taken and scrutinised by the appropriate Board.

The Board of the Group’s insurance subsidiary, Scottish Widows Group Limited, which also sits as the Board of its major subsidiaries, is chaired by a Non-Executive member of the Lloyds Banking Group Board and contains a balance of independent Non-Executive Directors, Group executives and Insurance Division executives. This composition supports its legal and regulatory requirements for independent decision making within the overall framework of Group policies and controls.

The Group continues to conduct the majority of its business through a number of subsidiary entities. A certification process, at individual entity level, of compliance with the minimum governance standards set out in the Corporate Governance Framework enhances management of any legal, regulatory and reputational risks associated with the Group’s subsidiary entities.

The process provides GEC members with additional oversight of subsidiary entities within their respective business area, including an escalation process for any matters of non-compliance. In addition, the process provides continued focus on simplification of the Group’s legal entity structure through consideration of the lifecycle of each entity.

CORPORATE GOVERNANCE

Changes in Board Committees

During 2015, the Nomination & Governance Committee continued to keep under review succession planning and the effectiveness of the Board and its Committees. To ensure the Group’s corporate governance is consistent with best practice, in addition to the annual Board Effectiveness Review, a Corporate Governance Review was carried out by the Company Secretary during the year. The following changes to Committees were made:

–	The Group established a Responsible Business Committee (RBC) of the Board. The RBC is chaired by Sara Weller CBE and includes as members Lord Blackwell, Chairman, and Anita Frew, Deputy Chairman. The RBC oversees the measurement and communication of the Group’s customer-centric culture and values, as well as the development of the Helping Britain Prosper Plan. The creation of a board-level RBC underlines the Group’s commitment to being a responsible business. A report on the activities of the RBC can be found on page 181;
–	Anita Frew, Deputy Chairman, succeeded Anthony Watson, Senior Independent Director, as Chairman of the Remuneration Committee, effective 1 October 2015. The change reflected best governance on the separation of the role of the Senior Independent Director and the Chairman of the Remuneration Committee. Mr Watson served as Chairman of the Remuneration Committee since May 2010 and remains a member of the Remuneration Committee;
–	Alan Dickinson, an independent Non-Executive Director and Chairman of the Board Risk Committee, was appointed as a member of the Remuneration and Nomination & Governance Committees, effective 17 July 2015;
–	Carolyn Fairbairn, an independent Non-Executive Director, retired from the Board and as a member of the Audit and Remuneration Committees on 31 October 2015;
–	Deborah McWhinney joined the Board as an independent Non-Executive Director on 1 December 2015 and was appointed as a member of the Audit and Risk Committees; and
–	Stuart Sinclair joined the Board as an independent Non-Executive Director on 4 January 2016 and was appointed as a member of the Risk and Remuneration Committees.
Dyfrig John, an independent Non-Executive Director, has notified the Board that he does not intend to seek re-election at the 2016 AGM. Mr John is currently a member of the Risk and Remuneration Committees.

THE BOARD IN 2015

The Directors who served during the year and their attendance at Board meetings is set out in the table below. The attendance of Directors at Committee meetings is displayed within the individual Committee reports found on pages 171 to 181 and for the Remuneration Committee on page 140. Whilst all Non-Executive Directors are, where appropriate, invited to and regularly attend other Committee meetings, only their attendance at Committees of which they are members is recorded.

A number of other Board Committee meetings were held during the year, including meetings in relation to the disposal of the Group’s remaining interest in TSB Bank, the regulatory par call of Enhanced Capital Notes, stress testing results and PPI complaint handling.

	Board meetings[1]
	Eligible to
	attend	Attended
Directors who served during 2015
António Horta-Osório	10	10
Lord Blackwell	10	10
Juan Colombás	10	10
George Culmer	10	10
Alan Dickinson	10	10
Anita Frew	10	10
Simon Henry	10	9[2]
Dyfrig John	10	10
Nick Luff	10	10
Deborah McWhinney[3]	1	1
Nick Prettejohn	10	10
Anthony Watson	10	10
Sara Weller	10	10
Former directors who served during 2015
Carolyn Fairbairn[4]	8	8
1	The number of Board meetings includes two ad hoc meetings, one held in October in relation to the Group’s preparation for the SM&CR and one in December to provide updates on the Court of Appeal decision on the regulatory par call of Enhanced Capital Notes and the 2015 PRA stress test result.
2	Mr Henry was unable to join the July Board meeting due to the third quarter 2015 results announcement for Royal Dutch Shell plc, of which he is Chief Financial Officer, being presented on the same day.
3	Joined the Board on 1 December 2015.
4	Retired on 31 October 2015.

Board tenure (as at 31 December 2015)

CORPORATE GOVERNANCE

SETTING THE BOARD AGENDA AND BOARD PAPER CONTENT

There is a comprehensive and continuous process in place for ensuring the Board has the right information at the right time and in the right format to enable the Directors to make the right decisions. The Chairman sets the Board agenda, assisted by the Group Chief Executive and Company Secretary. A yearly planner is prepared by the Company Secretary to map out the flow of key items of business to the Board and to ensure that sufficient time is being set aside for strategic discussions and material issues.

The process of escalating issues and agenda setting was a key focus of the 2014 Board Effectiveness Review and the Company Secretary’s end-to-end Corporate Governance Review. Accordingly a number of enhancements were made to the process during the year. A key recommendation was the introduction of quarterly reviews of topics for Board presentations and ‘deep dives’ as described on pages 165 to 167.

Draft Board papers are reviewed at the appropriate Group Chief Executive Committee meeting held prior to the Board meeting, along with the draft Board agenda, and there is time allocated at each GEC meeting to consider whether any matters require escalation to the Board. The Group Chief Executive also held separate Board paper review meetings to review individual papers in more detail or those not considered at one of the meetings referred to above. These meetings were held with the Chief Financial Officer, the Chief Risk Officer, the Company Secretary and authors of the main papers, as required.

Prior to each Board meeting the Chairman, Company Secretary and the Chief of Staff, who assists the Group Chief Executive and runs his executive office, review the agenda, the arrangements for the Board meeting and the time allocation for individual agenda items. A similar comprehensive process is in place for each of the Board Committees.

HOW BOARD MEETINGS ARE RUN

The Chairman ensures Board meetings are structured to facilitate open discussion, debate and challenge. Through his opening remarks, the Chairman sets the focus of each meeting.

In the rare event of a Director being unable to attend a meeting, the Chairman discusses the matters proposed with the Director concerned, seeking their support and or feedback accordingly. The Chairman subsequently represents those views at the meeting.

Directors are sent papers for the Board meeting up to seven days in advance of the meeting in order that they may have the time to consider the proposals put forward and seek clarification or further information as required. The Board makes full use of technology such as video conferencing, teleconferencing, a Board portal and tablets in its meeting arrangements. This leads to greater flexibility, security and efficiency in Board paper distribution.

EFFECTIVE USE OF THE BOARD’S TIME

To ensure that there is sufficient time for the Board to discuss matters of a material nature, Board dinners and/or breakfast meetings are held prior to each scheduled Board meeting. This allows the Directors greater time to discuss their views ahead of the meeting. Some of these pre meetings are for Non-Executive Directors only, some also include the Group Chief Executive and others the full Board. At least once a year, a meeting is held without the Chairman in attendance. Additionally, ‘deep dive’ sessions into specific topics are delivered either at the end of Board meetings or at additional sessions held between Board meetings.

ACCESS TO ADVICE

The Group provides access, at its expense, to the services of independent professional advisers in order to assist Directors in their role. Board Committees are also provided with sufficient resources to undertake their duties.

The return to dividends

The Board met on several occasions during 2015 to consider the appropriate level of dividend payment and to set the dividend policy. The Group’s dividend policy aims to provide a progressive and sustainable dividend whilst distributing surplus capital where appropriate to do so. In reaching the decision to pay a dividend, the Board has to take into account a number of legal, financial and capital considerations. Further information on capital management and the Group’s dividend policy can be found on pages 112 and 113.

CORPORATE GOVERNANCE

BOARD FOCUS IN 2015

BOARD MEETINGS AND ACTIVITY IN 2015

CORPORATE GOVERNANCE

THE BOARD IN ACTION

The Non-Executive Directors see attendance at Board and Committee meetings as only one part of their role. The Non-Executive Directors regularly meet with senior management and spend time increasing their understanding of the business through formal briefing sessions or more informal events such as breakfast briefings, dinners and site visits.

The Non-Executive Directors also receive regular updates from the Group Chief Executive’s office including a weekly email which gives context to current issues. In-depth and background materials are regularly provided via a reading room on the Board portal.

In addition to the annual schedule of Board and Committee meetings, the Board held eight ‘deep dives’, a two-day strategy offsite meeting and a strategy meeting at the Group’s Bristol site reviewing the operating plan. Further details are given below.

The Board meets annually prior to the AGM in Scotland followed by a joint discussion with the Board of Scottish Widows Group Limited allowing in-depth focus on insurance matters.

NON-EXECUTIVE DIRECTORS’ OFFICE

The Non-Executive Directors frequently visit the Group’s offices on Group business and to meet with senior management outside of Board and Committee meetings. To support the Non-Executive Directors in fulfilling their role, the Group provides an office, with administrative support, and a meeting room for the Non-Executive Directors’ use.

CHAIRMAN’S OFFICE

The Chairman maintains an office with support to help manage his programme of activities, obtain briefings and deal with external contacts.

CHAIRMAN’S ACTIVITIES

The Chairman undertakes an extensive engagement programme each year representing the Group at industry events, acting as a spokesperson for the Group and meeting with clients, regulators, investors, the media, the Foundations and their beneficiaries. The programme includes visits to regional offices, branches, IT and operations centres, where the Chairman meets local management and colleagues through meetings, floor walks, team talks and Town Hall sessions. The Town Hall sessions are an opportunity for colleagues to hear from the Chairman on the Group’s performance and strategic direction, and importantly, to ask questions. These events are very popular and are always well attended.

DEEP DIVES

During the year the Board held eight ‘deep dives’ which provided the opportunity for presentations from senior management and an in-depth review of key areas of focus including:

–	Customer experience
–	Group Digital (two updates)
–	IT transformation update and outlook
–	Group Operations, including IT strategy
–	Retail performance and products
–	Commercial Banking
–	The changing UK payments landscape

STRATEGY OFFSITE

During the year the Board spent two days offsite focusing on:

–	Culture and colleague engagement
–	Group strategy implementation
–	Retail strategy

The agenda was structured to allow plenty of opportunity for discussion and concluded with a group discussion on strategy, culture and rebuilding trust.

SITE VISIT TO BRISTOL

In November 2015, the Board held an offsite meeting in Bristol, attended by GEC members, at which it reviewed the Group operating plan in detail. The November Committee meetings also took place at the Group’s Bristol offices. During the visit, Board and GEC members took the opportunity to meet colleagues based in Bristol and the South West over dinner and at an informal breakfast hosted by the Chairman and Non-Executive Directors. Some Board members also visited the Bristol City Centre branch to meet the local director and branch based colleagues.

CHAIRMAN’S TOWN HALL SESSIONS

In October 2015, as part of his engagement programme, the Chairman visited two of the Group’s IT sites near Manchester, where he was joined by 275 colleagues.

The Chairman spoke to colleagues on the progress the Group is making with the next stage of its strategy to become the best bank for customers, how it had strengthened its balance sheet, and the importance of continuing to restore the trust and confidence of customers and other key stakeholders. The visit included a question and answer session, where colleagues asked questions on such topics as how the Group is remediating risk, the impact of new challenger banks and emerging new technologies on the landscape.

CORPORATE GOVERNANCE

BOARD OVERSIGHT: IT RESILIENCE AND DIGITAL TRANSFORMATION

The Board remains focused on how the Group delivers solutions that continue to put the customer at the heart of everything it does. The Group’s multi-channel service reflects customers’ changing preferences in how they choose to do business with the Group, providing seamless access through a secure and resilient digital infrastructure.

The Board spends considerable time reviewing the delivery of the three-year IT resilience investment and digital transformation programmes. IT resilience and cyber security are regularly monitored through the risk dashboard in the reports from the Group Chief Executive and Group Risk Officer and through the work of the Board Risk Committee of which all Non-Executive Directors are members. Additionally, the Board received a detailed progress update at its strategy offsite meeting in November and presentations from senior management on the delivery of the programmes at ‘deep dive’ sessions held during the year.

Also, the Board’s approach to succession planning, led by the Chairman, helps ensure the Board is well placed to address future technology and market risks across the full range of business areas in which the Group operates. Read more on succession planning and Board appointments on page 172.

Information on the progress being made on the delivery of digital capability can be found in the Business overview and on IT resilience and cyber security in the report from the Board Risk Committee.

EFFECTIVENESS

BOARD SIZE AND COMPOSITION

The Board should be of sufficient size to reflect a broad range of views and perspectives whilst allowing all Directors to participate effectively in meetings. The Board currently comprises three Executive Directors, ten independent Non-Executive Directors and the Chairman who was independent on appointment. The size of the Board is within the optimal range set by the Nomination & Governance Committee. Further details on the composition of the Board and independence of the Non-Executive Directors are provided in the Nomination & Governance Committee report.

BOARD CHANGES

In June 2015, Carolyn Fairbairn, an independent Non-Executive Director, informed the Board of her intention to retire from the Board on 31 October 2015 to take up the position of Director-General of the Confederation of British Industry in November 2015. Ms Fairbairn had been a member of the Board since June 2012. Dyfrig John, an independent Non-Executive Director, has notified the Board that he wishes to reduce his workload and therefore does not intend to seek re-election at the 2016 AGM. Mr John has been a member of the Board since January 2014.

Deborah McWhinney and Stuart Sinclair joined the Board as independent Non-Executive Directors on 1 December 2015 and 4 January 2016 respectively. The Board is not looking actively to appoint any further Non-Executive Directors at this stage.

More about the appointment of new Directors and the Group’s approach to succession planning can be found in the Nomination & Governance Committee report. Changes to Board Committee memberships are set out on page 159.

Directors’ biographies can be found at www.lloydsbankinggroup.com/our-group/directors

DIVERSITY POLICY

The Board places great emphasis on ensuring that its membership reflects diversity in the broadest sense. The combination of personalities and experience on the Board provides a comprehensive range of perspectives and challenge and improves the quality of decision making.

The Board has adopted, and was close to achieving, the recommendations of Lord Davies of 25 per cent female representation by 2015. As at 31 December 2015, female representation on the Board remained at 23 per cent (based on three female directors and ten male directors). During the period between the appointment of Stuart Sinclair on 4 January 2016 and Dyfrig John’s retirement at the 2016 AGM, female representation on the Board will drop to 21.4 per cent, when there will be eleven male directors with the number of women on the Board remaining at three.

DEVELOPING DIVERSITY

The Board recognises that senior management is a group from which future directors may be selected. To promote diversity the Group has a variety of colleague networks which include: Breakthrough, a women’s network; the Group Ethnic Minority network; the Access network which aims to provide support for colleagues with disabilities; and Rainbow, an inclusive Groupwide network for lesbian, gay, bisexual and transgender colleagues.

More information on the Group’s diversity programmes, including details of the Group’s commitment to raise the percentage of women employed in senior management roles to 40 per cent by 2020, is provided in the Responsible Business section of our website at www.lloydsbankinggroup.com/ our-group/responsible-business

BOARD INDUCTION

The Group appreciates the importance of a well-focused induction plan to help a new Director get up to speed as quickly as possible and enable them to contribute fully to Board deliberations.

The Chairman personally ensures that on appointment each Director receives a full, formal and tailored induction. The emphasis is on ensuring the induction brings the business and its issues alive for the new Director, taking account of the specific role they have been appointed to fulfil and their skills/experience of the Director to date.

The plan is informed by the recruitment and resourcing process, with input from other key internal stakeholders and from the Directors themselves. At its core is a comprehensive programme of one-to-one briefings with key senior executives across the Group. Committee Chairmen receive additional dedicated training from relevant business executives to support them in their role and the Chairman of Scottish Widows Group Limited receives further briefings on the insurance business.

Non-Executive Directors are encouraged to identify any further information needs and to request any additional meetings or visits to help familiarise themselves with the business. In practice, some of the areas covered by the induction plan are likely to have been covered as part of the Director’s own research prior to taking on the role. However, the plan aims to provide a more in-depth review of the issues and, facilitated by the Company Secretary, is

CORPORATE GOVERNANCE

delivered as soon as possible after the date of appointment. Directors who take on or change roles during the year attend induction meetings in respect of those new roles.

INDUCTION PLAN – DEBORAH MCWHINNEY AND STUART SINCLAIR

Core programme

–	Strategic and corporate induction
–	Governance and Director responsibilities
–	Responsibilities of an FCA approved person
–	Senior Managers and Certification Regime
–	Detailed risk induction programme
–	Detailed briefings on each of the Group’s business divisions
–	Opportunity to meet with major shareholders as requested

One-to-one briefings

–	Chairman
–	Company Secretary
–	Executive Directors
–	GEC members
–	Group Audit Director
–	Senior executives from across the Group

Bespoke programme

The Chairman personally ensures a new Director receives a tailored induction. In the case of Ms McWhinney, she requested that the risk induction include an overview of the UK regulatory landscape, reflective of her career having been spent in the United States to date.

Branch and site visits form part of the induction and in the case of Mr Sinclair, he requested a visit to the Group’s insurance business, Scottish Widows.

Both Ms McWhinney and Mr Sinclair also received specific briefings on the Committees on which they will serve.

Briefing and reading materials

Briefing and reading materials are made available on the Board portal.

PROFESSIONAL DEVELOPMENT AND TRAINING

Continuing professional development is an important aspect of every professional’s working life, including Directors. Skills and knowledge need to be kept up-to-date to ensure the efficiency of the Board as a whole and the ability of every single Director to contribute to the highest standards.

The Chairman leads the learning and development of Directors and the Board generally and regularly reviews and agrees with each Director their training and development needs.

The Company provides ample opportunities, support and resources for learning. A comprehensive programme, under the leadership of the Chairman, is in place throughout the year and comprises both formal and informal training and information sessions. ‘Deep dive’ sessions into specific topics play an important role and are delivered either at the end of Board meetings or at additional sessions held between Board meetings. The ‘deep dive’ sessions delivered in 2015 are described on page 162.

Site visits and conversations at Board dinners are also recognised as effective ways of learning, since they give Directors an opportunity to consider business areas and experiences outside their direct areas of expertise. Site visits in particular provide ‘shop floor’ experiences and reconnect Directors and senior management alike with the business and with customer service as it is performed throughout the branches. This provides insights into what customers want and need from the Group.

The Board also receives regular refresher training and information sessions throughout the year to address current business or emerging issues such as the SM&CR, ring-fencing and resolution and stress testing.

Management meetings and one-to-one meetings with key executives from across the Group’s operations complete the picture. The Company Secretary maintains a training and development log for each Director.

Development and training programme at a glance

During the year a comprehensive programme, under the leadership of the Chairman, was in place comprising both formal and informal training and information sessions. These included:

–	Deep dive’ sessions detailed on page 162
–	Site visits, Board dinners and breakfast meetings
–	Training and information sessions on the SM&CR, ring-fencing and resolution and stress testing
–	Management meetings and one-to-one meetings with key executives from across the Group’s operations
–	Briefing material on the Board portal
164

CORPORATE GOVERNANCE

BOARD EFFECTIVENESS

The Chairman of the Board leads the rolling review of the Board’s effectiveness and that of its Committees and individual Directors with the support of the Nomination & Governance Committee, which he also chairs. The annual evaluation, which is facilitated externally at least once every three years, provides an opportunity to consider ways of identifying greater efficiencies, maximising strengths and highlighting areas for further development.

CORPORATE GOVERNANCE REVIEW

In late 2014 the Chairman commissioned the newly appointed Company Secretary to undertake an end-to-end review of the Group’s governance arrangements from a fresh perspective. The Company Secretary’s review was informed by, amongst other matters, the 2014 annual review of Board Effectiveness as well as the work which is being carried out in the Group in preparation for the SM&CR. The Company Secretary completed his review in 2015 and his findings and the Board’s response are set out on page 168.

2014 EVALUATION OF THE BOARD’S PERFORMANCE

The 2014 evaluation was conducted internally between December 2014 and January 2015 by the Company Secretary, and was overseen by the Nomination & Governance Committee. Following the review, a number of changes were introduced and actions implemented which led to improvements in a number of areas including the timeliness and content of papers and the process for escalation of issues to the Board and its Committees. These enhancements have been reflected in improved scores from the 2015 evaluation. A summary of the Board’s progress against the actions arising from the 2014 effectiveness review are set out on page 166.

2015 EVALUATION OF THE BOARD’S PERFORMANCE

In accordance with the three year cycle, the 2015 evaluation was facilitated externally by JCA Group between October 2015 and January 2016. The review was commissioned by the Chairman, assisted by the Company Secretary and overseen by the Nomination & Governance Committee. JCA Group has provided certain Board and senior management level recruitment services to the Group from time to time but not in relation to the searches for the Group Board Non-Executive Directors during 2015. Otherwise, JCA Group has no other connection with the Group.

The 2015 review considered broadly the same areas as the 2014 review for comparability including: strategy; risk and control; planning and performance; Board composition and size; culture and dynamics; balance of skills and experience; diversity; relationships between management and independent directors; governance; the Board’s calendar and agenda; the quality and timeliness of information; and support for Directors and Committees.

2015 REVIEW PROCESS

–	Meeting between JCA Group and the Senior Independent Director
–	Questionnaire completed by each Director broadly in the same format as for the 2014 review for comparability
–	Individual meetings between each Director and a representative from JCA Group
–	Presentation by JCA Group of the highlights to the Nomination & Governance Committee in November 2015
–	Presentation by JCA Group to the Board in January 2016

At the time of the 2016 AGM, Anthony Watson will have been on the Board for more than seven years. Therefore, in compliance with the Code, his review was particularly rigorous.

Anthony Watson, the Senior Independent Director, carried out the evaluation of the Chairman’s performance using a questionnaire and individual meetings with Directors other than the Chairman.

Deborah McWhinney and Stuart Sinclair, who joined the Board in December 2015 and January 2016 respectively, did not participate in the review but attended the presentation by JCA Group to the Board in January 2016.

OUTCOME OF 2015 BOARD EFFECTIVENESS REVIEW

The outcome of the effectiveness review has been discussed by the Board and each of the Committees. The outcome of the evaluation of the Chairman’s performance was discussed by the Directors in the absence of the Chairman.

The reviews concluded that the performance of the Board, its Committees, the Chairman and each of the Directors continues to be effective. All Directors demonstrated commitment to their roles. Overall, the Board was considered collegiate, inclusive and hard-working, with shared values of integrity and respect. The Chairman was widely respected and had strong working relationships with the Chief Executive Officer, Executive Directors and Non-Executive Directors and had performed his role to a high standard. The Board had high regard for the Chief Executive Officer and the transformation of the business he had led. The increasing depth of debate at meetings was welcomed but the review identified a number of actions that will continue to maintain and improve the Board’s effectiveness and ensure the effort and time given by the Board translates into creating real impact for the business, shareholders and customers. The review recommendations are summarised on page 167.

If Directors have concerns about the Company or a proposed action which cannot be resolved, it is recorded in the Board minutes. Also on resignation, Non-Executive Directors are encouraged to provide a written statement of any concerns to the Chairman, for circulation to the Board. No such concerns were raised in 2015 and up to the date of the approval of the annual report.

CORPORATE GOVERNANCE

2014 BOARD EFFECTIVENESS REVIEW (INTERNAL)

Recommendations		Actions taken/progress

The timeliness and content of Board and Committee papers	–	New Board template and guidelines rolled out

	–	Further targeted training for authors to ensure papers are delivered in a timely manner, present a balanced view of all issues and are concise

	–	Improved 2015 effectiveness review scores

The process for escalation of matters to the Board and its Committees	–	Corporate Governance Framework amended to impose clear responsibility on GEC members to escalate matters

	–	Time allocated at each GEC meeting to consider whether any matters require escalation

	–	Briefings to other senior executives on the obligation to escalate matters

	–	Quarterly reviews of topics for Board presentations and deep dives introduced involving the Chairman, the Company Secretary, the Chief Risk Officer and the Group Chief Executive or his Chief of Staff, who assists the Group Chief Executive and runs his executive office. The quarterly reviews are also attended by the Group Audit Director and the Group Director, Conduct, Compliance and Operational Risk

	–	Improved 2015 effectiveness review scores

The creation of a new Board Committee to provide oversight of the strategy and plans for delivering the Group’s aspirations to be a leader in responsible business, as part of the Group’s objective of helping Britain prosper	–	Board-level Responsible Business Committee established
166

CORPORATE GOVERNANCE

RECOMMENDATIONS FROM THE 2015 BOARD EFFECTIVENESS REVIEW (EXTERNAL)

Strategy

–	Continue to focus on strategy, with particular attention to the longer term horizon and the impact of the changing technology and competitive landscape

Succession planning

–	Maintain a proactive approach to succession planning for Executive and Non-Executive Directors and for senior management

Board information

–	Continue the progress made in 2015 in ensuring that information provided to the Board and its Committees is clear, concise, relevant and focused

–	Review and continue to evolve metrics used to assess business performance to ensure that they provide an appropriate level of detail and insight for the Board

SERVICE CONTRACTS AND LETTERS OF APPOINTMENT

The Executive Directors have service contracts which may be terminated on 12 months’ notice by the Company or six months’ notice by the Executive Director. The Chairman has a letter of appointment which may be terminated on six months’ notice by either the Company or the Chairman. The Non-Executive Directors all have letters of appointment and are appointed for an initial term of three years after which their appointment may continue subject to an annual review. Non-Executive Directors may have their appointment terminated, in accordance with statute and the articles of association, at any time with immediate effect and without compensation. All Directors are subject to annual re-election by shareholders.

The terms and conditions of appointment of the Chairman, Non-Executive Directors and Executive Director are available for inspection at the registered office address.

ELECTION AND RE-ELECTION

All Directors appointed to the Board since the AGM in 2015 will stand for election at the 2016 AGM. All other Directors will retire and those wishing to serve again will submit themselves for re-election at the AGM. Dyfrig John, an independent Non-Executive Director, has notified the Board that he does not intend to seek re-election at the 2016 AGM. Biographies of current Directors are set out on pages 125 to 127. Details of the Directors seeking election or re-election at the AGM are set out in the Notice of Meeting.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Throughout 2015 the Group had appropriate insurance cover in place to protect Directors, including the former Director who retired during the year, from liabilities that may arise against them personally in connection with the performance of their role. As well as insurance cover, the Group agrees to indemnify the Directors to the maximum extent permitted by law. No Director or former Director sought to recover costs or expenses under their indemnity in 2015.

TIME COMMITMENTS

Non-Executive Directors are required to devote such time as is necessary for the effective discharge of their duties. The estimated minimum time commitment set out in the terms of appointment is 35-40 days per annum including attendance at Committee meetings. For Committee Chairmen and the Senior Independent Director, this increases to a minimum of 45 to 50 days. The time devoted on the Group’s business by the Non-Executive Directors is in reality considerably more than the minimum requirements. As described elsewhere, the Non-Executive Directors see preparation for and attendance at Board and Committee meetings as only one part of their role. Outside of formal meetings, they meet regularly with senior management and attend briefing sessions and more informal events.

Non-Executive Directors may be expected to relinquish other appointments to ensure that they can meet the time commitments of their role. Fees paid to Non-Executive Directors reflect the time commitment and responsibilities of the role. Non-Executive Directors do not receive share options or other performance related pay. Executive Directors are restricted to taking no more than one non-executive director role in a FTSE 100 company nor the chairmanship of such a company. The Chairman is required to commit to this being his primary role, limiting his other commitments to ensure he can spend as much time as the role requires. The Chairman stepped down as Chairman of Interserve plc on 29 February 2016. The Chairman’s biography can be found on page 125.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE REVIEW

In November 2014, the Chairman commissioned the Company Secretary to examine the corporate governance of the Group.

The purpose of the review was to provide the Board with an assessment of the Group’s corporate governance together with recommendations on steps to improve it. The Nomination & Governance Committee considered the review in April 2015 prior to the Chairman and the Company Secretary reporting on the conclusions to the Board.

The review focused on the operation of the Board and its Committees and in particular: agenda setting and the process of escalating issues; the timing and content of information received by the Board and its Committees; how the Board and the Committees used their time; and Secretariat support.

The review found the governance of the Group by the Board and its Committees to be generally effective and the Secretariat and the Insurance Secretariat to be generally effective in supporting the governance of the Group. Recommendations included:

–	quarterly reviews of topics for Board presentations and deep dives involving the Chairman, the Company Secretary, the Chief Risk Officer and the Group Chief Executive or his Chief of Staff, who assists the Group Chief Executive and runs his executive office. The quarterly reviews are also attended by the Group Audit Director and the Group Director, Conduct, Compliance and Operational Risk;

–	Board and Committee papers to be standardised using the adoption of a new Board template;

–	the Board calendar should avoid more than two Board Committee meetings taking place on the same day;

–	Chairmen should maintain an appropriate balance between presentations and time allocated to discussion; and

–	Secretariat should recruit additional senior capability in order to take a more pro-active role in maintaining high governance standards throughout the Group.

Recruitment for the Secretariat is ongoing. All other recommendations from the governance review have been implemented in full.

SENIOR MANAGERS AND CERTIFICATION REGIME (SM&CR)

The Company Secretary carried out a further review of the Corporate Governance Framework in preparation for the introduction in March 2016 of the SM&CR and, as relevant to the Scottish Widows Group, the Senior Insurance Managers Regime (SIMR).

The review found that the framework was generally aligned with the requirements of the SM&CR and, as relevant to the Scottish Widows Group, the SIMR, but a number of changes were recommended. These included amendments to the statements of responsibilities of the Directors and members of the GEC and minor amendments to the terms of reference of a number of Board and Group Chief Executive Committees.

The Nomination & Governance Committee considered the review in January 2016 prior to a report on the conclusions to the Board. The Board reviewed and approved the proposed changes, which were part of a wider range of initiatives undertaken to prepare the Group for the introduction of SM&CR and SIMR.

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

If any potential conflict arises, the articles of association permit the Board to authorise the conflict, subject to such conditions or limitations as the Board may determine. Decisions regarding these conflicts of interest could be and are only taken by directors who have no interest in the matter. In taking the decision, the Directors act in a way they consider, in good faith, would be most likely to promote the Company’s success. Any authorities given are reviewed periodically, and as considered appropriate, and at least every 15 months. No Director is permitted to vote on any resolution or matter where he or she has an actual or potential conflict of interest. The Board confirms that no material conflicts were reported to it during the year.

Stuart Sinclair is a Non-Executive Director of Provident Financial Plc, a supplier of personal credit products to the non-standard lending market, and Senior Independent Director at both QBE Insurance (Europe) Limited, a general insurance and reinsurance company, and Swinton Group Limited, an insurance broker for home and motor insurance. The Board has recognised that potential conflicts may arise in relation to his position at QBE Insurance and in relation to Swinton Group. The Board has authorised the potential conflicts and requires Mr Sinclair to recuse himself from discussions, should the need arise.

Prior to Carolyn Fairbairn’s retirement from the Board, she was also a Non-Executive Director of the Competition and Markets Authority (CMA). During the period she served on the Board, she recused herself from all discussions at the CMA on their investigation into banking competition.

CORPORATE GOVERNANCE

INTERNAL CONTROL

BOARD RESPONSIBILITY

The Board is responsible for the Group’s risk management and internal control systems, which are designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. The Directors and senior management are committed to maintaining a robust control framework as the foundation for the delivery of effective risk management. The Directors acknowledge their responsibilities in relation to the Group’s risk management and internal control systems and for reviewing their effectiveness.

In establishing and reviewing during the year the systems of risk management and internal control, the Directors confirm that they carried out a robust assessment of the principal risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity, the likelihood of a risk event occurring and the costs of control. The process for identification, evaluation and management of the principal risks faced by the Group is integrated into the Group’s overall framework for risk governance. The Group is forward-looking in its risk identification processes to ensure emerging risks are identified. The risk identification, evaluation and management process also identifies whether the controls in place result in an acceptable level of risk. At Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the Group Risk Committee, Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a monthly view of the Group’s overall risk profile, key risks and management actions, together with performance against risk appetite and an assessment of emerging risks which could affect the Group’s performance over the life of the operating plan. Information regarding the main features of the risk management and internal control systems in relation to the financial reporting process is provided within the risk management report on pages 40 to 62.

CONTROL EFFECTIVENESS REVIEW

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

REVIEWS BY THE BOARD

The effectiveness of the risk management and internal control systems is reviewed regularly by the Board and the Audit Committee, including an annual review. The Audit Committee also receives reports of reviews undertaken by the Risk Division and Group Audit. The Audit Committee receives reports from the Company’s auditor, PricewaterhouseCoopers LLP (which include details of significant internal control matters that they have identified), and has a discussion with the auditor at least once a year without executives present, to ensure that there are no unresolved issues of concern.

The Group’s risk management and internal control systems are regularly reviewed by the Board and are consistent with the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting issued by the Financial Reporting Council and compliant with the requirements of the Capital Requirements Directive IV (CRD IV). They have been in place for the year under review and up to the date of the approval of the annual report. The Group has determined material compliance with BCBS 239 risk data aggregation and risk reporting requirements and continues to actively manage enhancements.

CONCLUSION

The Group has enhanced the control environment during the last year in a number of key respects, such as IT, cyber security and Anti-Money Laundering (AML) controls. This is reflected in the 2015 CER assessment which provides reasonable assurance that the Group’s controls are effective or that where control weaknesses are identified, they are subject to management oversight and action plans. This conclusion is consistent with the delivery of previously initiated action plans and an improvement in the operational risk profile of the Group. The Audit Committee, in conjunction with the Board Risk Committee, concluded that the Group’s risk management and internal control systems were effective and adequate having regard to the Group’s risk profile and strategy, and recommended that the Board approve them accordingly.

REMUNERATION

The statement by the Chairman of the Remuneration committee, the Directors’ Remuneration policy and the Directors’ Remuneration Implementaion Report are set out on pages 129 to 155.

SHAREHOLDER RELATIONSHIPS

The Board recognises and values greatly the need to deliver a programme of engagement that offers all shareholders the opportunity to receive company communication and to share their views with the Board. Accordingly, the Group has dedicated teams with responsibility for engaging with institutional investors, retail shareholders and the market using a comprehensive communication programme. This includes investor meetings in the UK and overseas, analyst briefings, market announcements and the AGM. The Group’s website is a key tool in ensuring shareholders can access communications and documents as soon as they are published, including a live webcast of the AGM. Recordings of webcasts and other analyst presentations are also available.

KEY FACTS AT 31 DECEMBER 2015

–	The Group has 2.6 million shareholders, the largest number of ordinary shareholders in the UK. Retail shareholders represent approximately 99.1 per cent of the total number of shareholders.

–	Institutional shareholders hold approximately 95.58 per cent of the issued share capital on the share register including approximately 7 per cent held on behalf of retail shareholders in private nominee arrangements.
169

CORPORATE GOVERNANCE

RELATIONSHIPS WITH INSTITUTIONAL INVESTORS

Investor Relations has primary responsibility for managing and developing the Group’s external relationships with existing and potential institutional equity investors. Supported by the Group Chief Executive, Chief Financial Officer, other members of the senior management team and Non-Executive Board members where appropriate, they achieve this through a combination of briefings to analysts and institutional investors (both at results briefings and throughout the year), as well as individual discussions with institutional investors.

Investor Relations ensures that the Group’s Board and Executive Committee are informed of key messages, market developments and the perception of the Group in the market. The primary responsibility for managing and developing relationships with existing and potential debt investors rests with the Group Corporate Treasury team with support from Investor Relations.

During 2015, Investor Relations held over 1,250 meetings with and gave presentations to institutional debt and equity investors. Discussions included the Group’s financial and operational performance, the dividend payment and associated policy, the Group’s capital management policy and progress in the Group’s strategy to be the best bank for customers.

Investor Relations is also responsible for delivering the Group’s financial results which includes presentations to the market and publication of formal results and announcements, as well as hosting regular national and international roadshows and meetings for current and potential institutional equity and debt investors in the Company.

GOVERNANCE AND EXECUTIVE REMUNERATION

Lord Blackwell (Chairman), Anthony Watson (Senior Independent Director) and Anita Frew (Deputy Chairman and Chairman of the Remuneration Committee), have participated in numerous meetings and discussions with investors and other stakeholders, including the Group’s regulators, regarding governance and the strategic direction of the Group. They also engaged extensively with proxy advisors, regulators and larger shareholders on issues relating specifically to executive remuneration.

At the Group’s AGM in May 2015, shareholders gave an advisory ‘for’ vote of 97.68 per cent in favour of the implementation during 2014 of the Directors’ Remuneration Policy. Shareholders will be asked to provide an advisory vote on the Directors’ Remuneration Implementation Report for the financial year ended 31 December 2015 at the AGM in 2016, and in 2017 when shareholders will also be asked to consider and approve a new Directors Remuneration Policy.

RELATIONSHIPS WITH RETAIL SHAREHOLDERS

The Company Secretary has a team dedicated to engage with retail shareholders who, with support from the Group’s registrar Equiniti Limited, deliver the Group’s shareholder service strategy, including the AGM.

Shareholders are engaged using a rolling programme of communications. By way of example, when the Group resumed dividend payments in February 2015 a mailing was sent to shareholders informing them of the choices available based on existing payment instructions held.

The Group’s retail shareholders are well informed and knowledgeable and this is demonstrated through much of the correspondence received. Enquiries from retail shareholders range from discussing technical accounting matters and strategy implementation, through to their experiences as customers.

Group Secretariat provides feedback to the Board and appropriate committees to ensure the views of retail shareholders are received and considered.

The Group is committed to helping Britain prosper and since 2012 Group Secretariat has engaged with ProSearch, a tracing agency, to find lost shareholders and reunite them with unclaimed dividends. To date, shareholders have been reunited with over £32 million, with a further £900,000 being donated to charitable causes.

THE ANNUAL GENERAL MEETING

The AGM is an opportunity for shareholders to engage directly with the Board. All Board members attended the Group’s AGM in 2015. The AGM in 2016 will again be held in Scotland in accordance with the articles of association. At the AGM in 2015, over 70 per cent of total voting rights were voted by shareholders. The lowest vote ‘in favour’ across all resolutions was 93.26 per cent. All resolutions are voted on by way of a poll.

STATEMENT OF COMPLIANCE

UK CORPORATE GOVERNANCE CODE

The UK Corporate Governance Code 2014 (Code) applied to the 2015 financial year. The Group confirms that it applied the main principles and complied with all provisions of the Code throughout the year. The Code is publicly available at www.frc.org.uk

THE BRITISH BANKERS’ ASSOCIATION CODE FOR FINANCIAL REPORTING DISCLOSURE

The Group has adopted the British Bankers’ Association’s Code for Financial Reporting Disclosure and its 2015 financial statements have been prepared in compliance with its principles.

CORPORATE GOVERNANCE

NOMINATION & GOVERNANCE COMMITTEE REPORT

Good succession planning contributes to the delivery of the Group’s strategy by ensuring the desired mix of skills and experience of Board members now and in the future.

	Committee meetings
	Eligible to attend	Attended
Committee Chairman
Lord Blackwell	7	7
Committee members who served during 2015
Alan Dickinson[1]	3	3
Anita Frew	7	7
Nick Luff	7	7
Deborah McWhinney[2]	–	–
Anthony Watson	7	6[3]

1	Joined the Committee on 17 July 2015.

2	Joined the Committee on 1 December 2015. No Committee meeting was held in December.

3	Mr Watson was unable to attend the July Committee meeting due to a prior commitment.

Chairman’s overiew

During 2015, succession planning and the composition of the Board and its Committees remained a key focus for the Nomination & Governance Committee. On the Committee’s recommendation, the Board appointed Deborah McWhinney and Stuart Sinclair as independent Non-Executive Directors in December 2015 and January 2016 respectively. Details of all Board changes during the year are set out on page 163. More about the appointment of Deborah and Stuart and the Group’s approach to succession planning can be found on the next page.

A number of changes to our Committee structure and composition were recommended to the Board, including the establishment of a Responsible Business Committee, underlining the Group’s commitment to being a responsible business. Full details of all Committee changes during the year are set out on page 159.

Our Corporate Governance Framework is reviewed at least annually by the Board to ensure it remains effective. The review is overseen by the Committee and this year the framework was subject to an additional end-to-end review by the Company Secretary and a further review in preparation for the Senior Managers and Certification Regime (SM&CR). Full details of the Company Secretary’s findings and the Board’s response are set out on page 168.

The Committee considered progress against the actions from the 2014 Board Effectiveness Review and I am pleased to report that the changes introduced and actions arising from the review have led to concrete improvements in a number of areas. Details of our progress against the 2014 review actions and the findings and recommendations from the externally facilitated 2015 review can be found on pages 166 and 167. I and the other Board members find the annual review process valuable and insightful.

Lord Blackwell

Chairman, Nomination & Governance Committee

COMMITTEE PURPOSE AND RESPONSIBILITIES

The purpose of the Committee is to keep the Board’s governance, composition, skills, experience, knowledge, independence and succession arrangements under review and to make appropriate recommendations to the Board to ensure the Company’s arrangements are consistent with the highest corporate governance standards.

The Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. The Committee’s terms of reference can be found at www.lloydsbankinggroup.com/our-group/corporate-governance

DIVERSITY POLICY

The Board places great emphasis on ensuring that its membership reflects diversity in the broadest sense. For information on the diversity policy, please refer to page 163.

COMMITTEE COMPOSITION, SKILLS AND EXPERIENCE

To ensure a broad representation of experienced and independent Directors, membership of the Committee comprises the Chairman, the Deputy Chairman, the Senior Independent Director, the Chairman of the Audit Committee, the Chairman of the Remuneration Committee and, from 17 July 2015, the Chairman of the Risk Committee. The Group Chief Executive attends meetings as appropriate.

During the year, the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review.

HOW COMMITTEE MEETINGS ARE RUN

The management of the Committee is in keeping with the basis on which meetings of the Board are managed, as detailed on page 160, with a structure which facilitates open discussion and debate, with steps taken to ensure adequate time for members of the Committee to consider proposals which are put forward.

MATTERS CONSIDERED BY THE COMMITTEE

During the year the Committee considered a number of issues relating to the Group’s governance arrangements, both internal and external. It assisted the Chairman in keeping the composition of the Board and its Committees under review and to lead the appointment process for nominations to the Board. These issues are summarised on the next page.

CORPORATE GOVERNANCE

SUCCESSION PLANNING – A STRATEGIC APPROACH

APPROACH

The Committee recognises that good succession planning contributes to the delivery of the Group’s strategy by ensuring the desired mix of skills and experience of Board members now and in the future.

Just as importantly, talent needs to be recognised and nurtured within executive and management levels and across the Group as a whole. The Group’s Annual Talent Review allows the Group to identify talent and have the right succession plans and development programmes in place to ensure the Group creates opportunities for current and future leaders.

PROCESS

The Committee supports the Chairman in keeping the composition of the Board and its Committees under regular review and in leading the appointment process for nominations to the Board.

At the core of the process is an on-going audit led by the Chairman of the collective Board’s technical and governance skill set. This exercise allows the creation of a matrix which the Chairman uses to track the Board’s strengths and identify gaps in the desired collective skills profile of Board members taking into account the Group’s future strategic direction.

Gaps may also be identified through the annual Board evaluation process, where Board composition is a key focus. Underpinning this process is consideration of the personal characteristics that an individual is expected to bring to the Board.

The Committee considers the adequacy of succession arrangements for Executive Directors, members of the GEC and their direct reports. The Chairman is responsible for developing and maintaining a succession plan in relation to the Group Chief Executive who is in turn, primarily responsible for developing and maintaining a succession plan for key leadership positions in the senior executive team.

The Board is kept informed of senior executive succession planning with the leadership approach visible to all Non-Executive Directors.

SUCCESSION PLANNING IN PRACTICE

JUNE 2015

–	Search commenced for two Non-Executive Directors

–	Executive search firm Russell Reynolds, who have no other connection with the Group, appointed to support the search

–	Role specification drawn up, taking into account the Board skills audit and current and future Board requirements and to give due weight to diversity objectives

–	Search focused on candidates who would bring a combination of core retail and/or commercial banking experience and in technology/operations

–	Candidates considered from North America and other overseas locations as well as the UK

SEPT-OCT 2015

–	Long list of candidates considered

–	Short list of potential candidates selected and approached by Russell Reynolds to gauge interest

–	Potential candidates invited to meet the Chairman, Group Chief Executive and individual Committee members

NOV 2015

–	Recommended to the Board the appointment of two candidates, Deborah McWhinney and Stuart Sinclair, who had stood out in the recruitment process as having the skills, experience, values and personal characteristics to be strong contributors to the Board and to address the Board’s skills requirements

DEC 2015-JAN 2016

–	Deborah McWhinney joined the Board on 1 December 2015 and brings an extensive executive background in managing technology, operations and new digital innovations across banking, payments and institutional investment. She also broadens Board diversity with a global market perspective

–	Stuart Sinclair joined the Board on 4 January 2016 and in addition to his retail banking experience, also brings wider experience of consumer and asset finance as well as insurance
Board well placed to address future technology and market risks across the full range of business areas in which the Group operates

HOW THE NOMINATION & GOVERNANCE COMMITTEE SPENT ITS TIME IN 2015

EFFECTIVENESS

During 2015, the Committee oversaw the annual evaluations of the performance of the Board and its Committees. In January 2015, the Committee reviewed the findings of the 2014 Board Effectiveness Review and recommended actions to the Board to address the areas identified for improvement. Progress against the plan was reviewed during the year. For the 2015 Board Effectiveness Review, the Committee made recommendations to the Board on the process and timing of the review including the appointment of an external facilitator. Full details of the 2015 Board Effectiveness Review together with details of the progress against the 2014 review actions are set out on pages 165 to 167.

CORPORATE GOVERNANCE

The Committee continued its role of overseeing the Board’s governance arrangements to ensure that they paid due regard to best practice principles and remain appropriate. In 2015, in addition to the annual review of the Corporate Governance Framework, the Committee oversaw an additional end-to-end review by the Company Secretary and a further review in preparation for the SM&CR. The Company Secretary’s findings and the Board’s response are set out on page 168.

CORPORATE GOVERNANCE

During 2015, the Committee received regular corporate governance updates from the Company Secretary, considered the impact of emerging regulation on the Board and its corporate governance practices, received a report from the Chairman on communications from shareholders and approved the appointment of Trustees to the Bank’s Foundations.

INDEPENDENCE AND TIME COMMITMENTS

The independence of Non-Executive Directors, the election or re-election of Directors and their suitability to continue in office were reviewed. In assessing independence, the Committee did not rely solely on the Code criteria but considered whether, in fact, the Non-Executive Director was demonstrably independent and free of relationships and other circumstances that could affect their judgement. It did this with reference to the individual performance and conduct in reaching decisions. It also took account of any relationships that had been disclosed and authorised by the Board. Based on its assessment for 2015, the Committee is satisfied that, throughout the year, all Non-Executive Directors remained independent as to both character and judgement.

The Committee reviewed the role, including capabilities and time commitment, of the Chairman, Deputy Chairman, Senior Independent Director, Non-Executive Directors, the Group Chief Executive and Executive Directors and found them to be appropriate.

CORPORATE GOVERNANCE

AUDIT COMMITTEE REPORT

The quality of external and internal audit services continues to be of central importance to the Group, and the Committee has played a key role in safeguarding these essential assurance activities.

	Committee meetings
	Eligible to attend	Attended
Committee Chairman
Nick Luff	7	7
Committee members who served during 2015
Alan Dickinson	7	7
Anita Frew	7	7
Simon Henry	7	5	[1]
Deborah McWhinney[2]	1	1
Nick Prettejohn	7	7
Anthony Watson	7	7
Former Committee members who served during 2015
Carolyn Fairbairn[3]	6	6

1	Mr Henry was unable to attend both January and July Audit Committee meetings due to prior executive commitments.

2	Joined the Committee on 1 December 2015.

3	Retired on 31 October 2015.

Chairman’s overview

It has been another busy year for the Committee. We have continued to focus on the issues relevant to the Group’s financial reporting, considering key accounting judgments and ensuring ongoing quality in related disclosures. We have also spent a significant proportion of our time considering other key areas, including monitoring of the Group’s internal control framework, where we continue to work to ensure it remains strong and fit for purpose.

Assessing the appropriate provisioning for the costs of redress relating to Payment Protection Insurance (PPI) remains the most significant area of judgment in the Group’s financial reporting. There have been major developments in this area during 2015, including the consultation by the FCA on a potential time bar for claims.

The Committee has reviewed and challenged management’s assessment of the remaining costs relating to PPI claims and is satisfied that the accounting, and related disclosures, are appropriate. Further detail on PPI and other key financial reporting issues are set out in the report below.

The Committee has overseen continued transformation of the internal audit function under the leadership of the Group Audit Director, Mary Hall, following her appointment in the second half of 2014. Audit planning, supported by the development of an audit risk universe, has been enhanced, and greater rigour has been introduced to the audit methodology. Carefully directed use of external expertise is being used to ensure that appropriate skills are deployed in audits of technical areas, and good progress is being made in developing the skills and experience of the internal audit team.

Ensuring the continued effectiveness of the external audit has also been a focus for the Committee. We reviewed the plan for the external audit, considered the reports from the external auditor on accounting and control matters, and engaged with them on key judgments. We are working with the auditors to ensure a smooth transition to a new lead audit partner for the 2016 audit.

Nick Luff

Chairman, Audit Committee

COMMITTEE PURPOSE AND RESPONSIBILITIES

The purpose of the Committee is to monitor and review the Group’s financial and narrative reporting arrangements, the effectiveness of the internal controls over financial reporting and the risk management framework, whistleblowing arrangements and each of the internal and external audit processes.

The Audit Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. A full list of responsibilities is detailed in the Committee’s terms of reference, which can be found at www.lloydsbankinggroup. com/our-group/corporate-governance

COMMITTEE COMPOSITION, SKILLS AND EXPERIENCE

The Committee acts independently of the executive to ensure that the interests of the shareholders are properly protected in relation to financial reporting and internal control.

All members of the Committee are independent Non-Executive Directors, the majority with recent and relevant experience in finance and/or banking. Nick Luff is a chartered accountant and has significant financial experience in the UK listed environment enabling him to fulfill the role of Audit Committee Chair, and for SEC purposes the role of Audit Committee Financial Expert. In addition, Simon Henry is a certified accountant and has extensive knowledge of financial markets, treasury and risk management, and also qualifies as an Audit Committee Financial Expert under SEC rules.

HOW COMMITTEE MEETINGS ARE RUN

The management of the Committee is in keeping with the basis on which meetings of the Board are managed, as detailed on page 160, with a structure which facilitates open discussion and debate, with steps taken to ensure adequate time for members of the Committee to consider proposals which are put forward.

During the course of the year, the Committee held separate sessions with the internal and external audit teams, without members of the executive management present. During the year, the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review. Based on the outcomes of the annual board effectiveness review further efforts are being made to build upon improvements made in the previous year on the timeliness and quality of Committee papers, and additional opportunities for training for Committee members are being introduced.

CORPORATE GOVERNANCE

Whilst the Committee’s membership comprises the Non-Executive Directors noted above, all Non-Executive Directors may attend meetings as agreed with the Chairman. The Group Audit Director, the external auditor, the Group Chief Executive, the Chief Financial Officer and the Chief Risk Officer also attend meetings of the Committee as appropriate.

MATTERS CONSIDERED BY THE COMMITTEE

During the year the Committee considered a number of issues relating to the Group’s financial reporting, these issues are summarised below, including discussion of the conclusions the Committee reached, and the key factors considered by the Committee in reaching its conclusions. In addition, the Committee considered a number of other significant issues not related directly to financial reporting, including internal controls, internal audit and external audit. These issues are also discussed in detail in the next section, including insight into the key factors considered by the Committee in reaching its conclusion.

HOW THE AUDIT COMMITTEE SPENT ITS TIME IN 2015

FINANCIAL REPORTING

During the year, the Committee considered the following significant financial issues in relation to the Group’s financial statements and disclosures, with input from management, Group Audit and the external auditor:

KEY ISSUES	COMMITTEE REVIEW AND CONCLUSION

Payment Protection Insurance (PPI)

Determining the adequacy of the provision for redress payments and administration costs in connection with the mis-selling of PPI is highly judgmental. The Group makes a number of assumptions about the number of future complaints that will be received including uphold rates for complaints received; average redress payments; and related administrative costs.

In the 2015 full year results, an additional provision of £4,000 million was made for expected PPI costs. To 31 December 2015, the Group has provided a total of £16,025 million in respect of PPI mis-selling redress and administration costs.

The Committee continued to challenge the assumptions made by management to determine the provision for PPI redress and administration costs. It also reviewed management’s assessment of (i) the scope of the reviews required by the regulator; (ii) claims management company activity; and (iii) the potential impact of a consultation paper by the Financial Conduct Authority on setting a deadline by which consumers would need to make their PPI complaints and on the potential impact of Plevin, all of which have significant impact on redress and administration costs.

The Committee oversaw continued use of sensitivities reflecting the uncertainty that remains around the ultimate cost of PPI.

Group Audit has reviewed the process used by management to calculate the PPI provision and has provided assurance to the Committee that the process uses reasonable, consistent and supportable assumptions and inputs.

The Committee concluded that the processes followed by management in determining the provision for PPI redress continued to be appropriate and that the provisions and the Group’s external disclosures were appropriate.

The disclosures relating to PPI are set out in note 39: ‘Other provisions’ on page F-58 of the financial statements.

Other conduct provisions

During 2015 the Group has made provisions for a number of other conduct related matters, including potential redress in respect of Packaged Bank Accounts which required assumptions to be made, based on management judgement.

For Packaged Bank Accounts, the Committee understood the basis for determining expected complaints levels, the range of potential redress payments and the adequacy of provisions made for operational costs for the expected duration of the programme.

Group Audit has undertaken a review of the process that has been established and maintained by management to calculate the extent of conduct related provisions; and has provided assurance to the Committee that the process uses reasonable, consistent, supportable assumptions and inputs.

The Committee was satisfied that the provisions for other conduct matters were appropriate. The disclosures relating to other conduct provisions are set out in note 39: ‘Other provisions’ on page F-58 of the financial statements.

Allowance for impairment losses on loans and receivables Determining the appropriateness of impairment losses is judgemental and requires the Group to make assumptions.

The Committee challenged the level of provisions made and the assumptions used to calculate the impairment provisions held by the Group.

Group Audit has assessed the effectiveness of impairment governance processes and reported their findings to the Committee.

The Committee was satisfied that the impairment provisions were appropriate. The disclosures relating to impairment provisions are set out in note 53: ‘Financial risk management’ on page F-90 of the financial statements.

Recoverability of the deferred tax asset

A deferred tax asset can be recognised only to the extent that it is recoverable. Where a deferred tax asset arises from carry forward losses, the future levels of taxable profit in the Group must be assessed.

The Committee considered the recognition of deferred tax assets, in particular legal entity forecast taxable profits based on the Group’s operating plan and the Group’s long-term financial and strategic plans.

The Committee considered the impact on deferred tax assets of changes in tax legislation and the removal of the ability to offset customer redress costs against taxable profits.

The Committee agreed with management’s judgement that the deferred tax assets were appropriately supported by forecast taxable profits, taking into account the Group’s long-term financial and strategic plans. The disclosures relating to deferred tax are set out in note 3: Critical accounting estimates and judgements on page F-21 and note 38: ‘Deferred tax’ on page F-56 of the financial statements.
175

CORPORATE GOVERNANCE

KEY ISSUES	COMMITTEE REVIEW AND CONCLUSION
Uncertain tax positions The Group has open tax matters which require it to make judgements about the most likely outcome for the purposes of calculating its tax position.

The uncertain tax positions of the Group were considered taking into account the respective views of management and the views of the relevant tax authorities. The Committee also understood the external advice obtained by management to support the views taken.

The Committee was satisfied that the provisions and disclosures made in respect of uncertain tax positions were appropriate. The relevant disclosures are set out in note 49: ‘Contingent liabilities and commitments’ on page F-70 of the financial statements.

Retirement benefit obligations The Group must make both financial and demographic assumptions of a judgemental nature to determine the value of the defined benefit obligation.

As in previous years, the Committee considered the assumptions underlying the calculation of the defined benefit liabilities, in particular the discount rate and mortality assumptions which, following the completion of the triennial funding valuation, have been updated to reflect recent experience.

The Committee was also satisfied that the Group’s quantitative and qualitative disclosures made in respect of retirement benefit obligations are appropriate. The relevant disclosures are set out in note 37: ‘Retirement benefit obligations’ on page F-51 of the financial statements.

Value-In-Force (VIF) asset and insurance liabilities Determining the value of the VIF asset and insurance liabilities is judgemental and requires economic and non-economic actuarial assumptions.

The Committee challenged the economic and non-economic actuarial assumptions made by management and reviewed the movements in the key assumptions since 31 December 2014.

The Committee was satisfied that the value of the VIF asset and insurance liabilities were appropriate. The disclosures are set out in note 25 on page F-42 and note 33 on page F-47 of the financial statements.

Adjustment to derivative valuations

Determining the credit, debit and funding valuation adjustments for uncollateralised derivative transactions requires management to make appropriate judgements on matters such as the creditworthiness of the derivative counterparty.

The Committee reviewed the methodologies for the Group’s derivative valuation adjustments, including management’s proposal to base future funding valuation adjustments on executed trades, rather than average interbank rates, and to include the adjustment in the valuation of all of the Group’s uncollateralised derivatives.

The Committee is satisfied that the proposed change and the disclosures set out in note 50 to the financial statements on page F-73 are appropriate.

Sale of interests in businesses

Determining the appropriate accounting for the sale of shares in TSB Banking Group (TSB) required management to make judgements when assessing the facts and circumstances specific to each tranche of the transaction.

Judgement was required to assess when the Group ceased to control TSB, at which point its results and balance sheet were no longer consolidated in the Group’s accounts, and the loss on disposal recognised.

The Committee was satisfied with the accounting treatment of the various tranches of TSB shares sold.

Following the offer made by Visa Inc to purchase Visa Europe Limited, management judgement was required to determine an appropriate carrying value of the Group’s interest in Visa Europe.	The interest in Visa Europe is carried as an available-for-sale financial asset. The Committee reviewed management’s assessment of its valuation having regard for the terms of the offer made by Visa Inc and concurred with the view taken by management.

Hedge accounting

Determing the appropriateness of hedge accounting adjustments is a complex process requiring the identification and on-going monitoring of a large number of accounting hedge relationships.

The Committee received periodic reports on the Group’s hedge accounting strategies, and challenged management on the reasons for any proposed change to existing practices and the appropriateness of any new strategy.

The Committee was satisfied that the changes proposed by management to the Group’s hedging strategies were appropriate.

OTHER SIGNIFICANT ISSUES

The following matters were also considered by the Committee:

Risk management and internal control systems

Full details of the internal control and risk management systems in relation to the financial reporting process are given within the risk management report on pages 46 to 120. Specific matters that the Committee considered during the year included:

–  the effectiveness of systems for internal control, financial reporting and risk management;

–  the extent of the work undertaken by the Finance teams across the Group and consideration of the resources to ensure that the control environment continued to operate effectively;

–  the major findings of internal investigations into control weaknesses, fraud or misconduct and management’s response along with any control deficiencies identified through the assessment of the effectiveness of the internal controls over financial reporting under the US Sarbanes-Oxley Act; and

– 3 Lines of Defence, where Group Audit led an assessment of the effectiveness of such arrangements during the first half of the year, and reported regularly to the Committee on progress made by management against actions raised as part of this assessment.

The Committee was satisfied that internal controls over financial reporting were appropriately designed and operating effectively.

CORPORATE GOVERNANCE

Group Audit

In monitoring the activity, role and effectiveness of the internal audit function and their audit programme the Committee:

–  monitored the effectiveness of Group Audit and their audit programme through quarterly reports on the activities undertaken and a report from the Quality Assurance function within Group Audit;

–  approved the annual audit plan and budget and reviewed progress against the plan through the year;

–  considered the major findings of significant internal audits, and management’s response; and

–  reviewed thematic audits completed during the period which included topics on customer outcomes, operational resilience and embedding of the Risk Management Framework.

Speak Up (the Group’s whistleblowing service)

The Committee received and considered reports from management on the Group’s whistleblowing arrangements including summaries of cases and ongoing reviews of the Whistleblowing Governance Structure. On consideration of the reports submitted, the Committee was satisfied with the actions which had been taken, the reports first having been considered and approved by the Board’s Whistleblowing Champion, Anita Frew.

Auditor independence and remuneration

Both the Board and the external auditor have safeguards in place to protect the independence and objectivity of the external auditor. The Committee has a comprehensive policy to regulate the use of the auditor for non-audit services.

In some cases, PwC are selected over another service provider due to their detailed knowledge and understanding of the business. Any allowable non-audit service with a value above a defined fee limit requires prior approval from the Audit Committee Chairman. The total amount of fees paid to the auditor for both audit and non audit related services in 2015 is disclosed in note 11 to the financial statements on page F-30. The decrease against the prior year largely relates to fees incurred in 2014 in respect of assurance services provided by PwC ahead of the Initial Public Offering of TSB in June 2014.

External auditor

The Committee oversees the relationship with the external auditor. During the year, the Committee considered the auditors’ terms of engagement (including remuneration), their independence and objectivity, and approved the audit plan (including methodology and risk identification processes).

The Committee also considered the effectiveness and performance of the auditor and the audit process. These assessments considered data and information from a number of sources including:

–  the results of an internal effectiveness survey; and

–  the Financial Reporting Council’s (FRC) 2015 Audit Quality Inspection Report (AQIR) on PwC published in May 2015.

The Committee concluded that it was satisfied with the auditor’s performance and recommended to the Board a proposal for the reappointment of the auditor, to be approved at the Company’s AGM.

Statutory Audit Services compliance

The company and the Group confirms its compliance with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 for the year to 31 December 2015.

PwC have been auditor to the company and the Group since 1995, having previously been auditor to certain of the Group’s constituent companies. PwC were re-appointed as auditor with effect from 1 January 2016 as part of a tendering process conducted during 2014.

CORPORATE GOVERNANCE

BOARD RISK COMMITTEE REPORT

The Committee continues to set the tone from the top on risk management and embedding risk culture.

	Committee meetings
	Eligible to attend	Attended
Committee Chairman
Alan Dickinson	8	8
Committee members who served during 2015
Lord Blackwell	8	8
Anita Frew	8	8
Simon Henry	8	7	[1]
Deborah McWhinney[2]	–	–
Dyfrig John	8	8
Nick Luff	8	8
Nick Prettejohn	8	7	[3]
Anthony Watson	8	8
Sara Weller	8	8

[1]	Mr Henry was unable to attend the May Risk Committee meeting due to prior executive commitments.
[2]	Joined the Committee on 1 December 2015. No Committee meeting was held in December.
[3]	Mr Prettejohn was unable to attend the May Risk Committee meeting due to prior executive commitments.

Chairman’s overview

I am pleased to have this first opportunity to write to you as Chairman of the Board Risk Committee, with our report on how the Committee discharged its responsibilities in 2015.

We have continued to take a dynamic approach to the review of existing and emerging risks, balancing our agenda to include standing areas of risk management, whilst ensuring key risks which have emerged during the course of year are escalated for the Committee’s consideration. Considerable time has been spent by the Committee in making sure that satisfactory action is taken in the management of risk arising from the Group’s material lending portfolios, notably our Mortgage and Commercial lending. Good progress has been made during the year in further understanding the underlying risks and enhancing risk management.

I would also like to highlight the Committee’s work in helping to achieve the core aim of operating as a safe, low risk bank, where we consider the Group has made good progress. We have seen deeper embedding of a strong risk culture helping to deliver further reduction in overall risk levels compared to 2014.

Considerable time has also been spent in the review of risks relating to the resilience of IT systems and cyber security, an area of major importance to the Group. Management has taken material action to address these issues, a position the Committee will continue to monitor closely in 2016.

As in previous years, the Committee has regularly considered in detail the Consolidated Risk Report, discussed further on page 180, which provides a comprehensive overview of the various categories of risk management, including an assessment of adherence to risk appetite limits set by the Board.

The Committee has concluded that the Group continues to have strong discipline in the management of both emerging and existing risks and has taken further positive steps towards achieving the objective of operating a safe, low risk bank. The environment in which the Group operates continues to change rapidly and the Committee will continue to review emerging and inherent risks with that objective very much in mind.

Alan Dickinson

Chairman, Board Risk Committee

COMMITTEE PURPOSE AND RESPONSIBILITIES

The purpose of the Board Risk Committee is to review the risk culture of the Group, setting the tone from the top in respect of risk management. The Committee is also responsible for ensuring the risk culture is fully embedded and supports at all times the Group’s agreed risk appetite, covering the extent and categories of risk which the Board considers as acceptable for the Company.

In seeking to achieve this, the Committee assumes responsibility for monitoring the Group’s Risk Management Framework, which embraces risk principles, policies, methodologies, systems, processes, procedures and people. It also includes the review of new, or material amendments to risk principles and polices, and overseeing any action resulting from material breaches of such policy.

More details on the Group’s wider approach to risk management can be found in the Risk Management section on pages 46 to 120. Full details of the Committee’s responsibilities are set out in its terms of reference, which can be found at www.lloydsbankinggroup.com/our-group/corporate-governance

COMMITTEE COMPOSITION, SKILLS AND EXPERIENCE

Alan Dickinson became Chair of the Board Risk Committee on 1 January 2015, taking over responsibility from Anita Frew. Alan is a highly regarded Retail and Commercial banker, having spent 37 years with the Royal Bank of Scotland, most notably as Chief Executive of RBS UK, overseeing the group’s Retail and Commercial operations in the UK. The Committee is composed of independent Non-Executive Directors, who provide core banking and risk knowledge, together with breadth of experience which brings knowledge from other sectors, and a clear awareness of the importance of putting the customer at the centre of all that the Group does.

Whilst the Committee is made up of the Non-Executive Directors noted above, the Non-Executive Directors who were not members of the Committee routinely attended meetings during 2015. Stuart Sinclair was appointed as an independent Non-Executive Director and a member of the Committee on

CORPORATE GOVERNANCE

4 January 2016, and from January 2016, all Non-Executive Directors are members of the Board Risk Committee. The Chief Risk Officer has full access to the Committee and attends all meetings, the Group Audit Director and members of the Executive also attend meetings as appropriate.

During the year the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review.

HOW COMMITTEE MEETINGS ARE RUN

The management of the Committee is in keeping with the basis on which meetings of the Board are managed, as detailed on page 160, with a structure which facilitates open discussion and debate. Steps are taken to ensure adequate time for members to consider proposals which are put forward.

As the most senior risk forum in the Group, the Committee interacts with other related risk forums, including the Executive Group Risk Committee. Such interaction assists with the agenda planning process, where in addition to annual agenda planning, matters considered by the Group Risk Committee are reviewed to ensure escalation of all relevant matters to the Board Risk Committee.

MATTERS CONSIDERED BY THE COMMITTEE

Over the course of the year the Committee considered a wide range of risks facing the Group, both standing and emerging, across all key areas of risk management, in addition to risk culture and risk appetite, as noted above.

As part of this review, certain risks were identified which required further detailed consideration. Set out below is a summary of these risks, with an outline of the material factors considered by the Committee, and the conclusions which were ultimately reached.

HOW THE BOARD RISK COMMITTEE SPENT ITS TIME IN 2015

KEY RISKS	COMMITTEE REVIEW AND CONCLUSION
Conduct risk The Committee continues to focus closely on the Group’s approach to conduct risk.

As highlighted in several of the individual sections below, the Committee seeks to ensure that conduct risk is considered and reviewed to ensure the highest standards are applied. For further detail see the sections on Low Risk Bank, Consolidated Risk Report and Divisional Risk Profiles. In addition the Committee considered reports on complaints, rectifications, conduct risk appetite metrics and product governance.

Conclusion: Whilst a great deal has been achieved as a result of the Group’s conduct strategy initiatives, which continue to transition into business as usual management, improving the Group’s conduct risk profile remains a priority for the Group in 2016 and will continue to be a subject of focus for the Committee.

Material lending portfolios Review was undertaken of the risks associated with the Group’s material lending portfolios, including the key Retail mortgage portfolio and the Commercial portfolio.

In reviewing the material lending portfolios, consideration was given to the quality and size of the lending books, with additional review of the quality of new lending, potential levels of impairments and overall levels of sector concentration. The performance of these portfolios in ’stressed’ situations was also considered, in order to determine their resilience in a wide range of adverse conditions.

Conclusion: Management continues to take satisfactory action in addressing the risks arising from these key lending portfolios, and the Committee will continue to review these core aspects of the Group’s business during the course of 2016.

Low risk bank Considerable time was devoted to reviewing progress with the Group’s stated aim of operating as a simple, low risk, customer focused bank, generating stable and sustainable earnings.

In assessing progress during the year in achieving this important objective, a number of factors were considered, including financial, operational and credit risk metrics, with particular attention given to assessing progress in delivering the Group’s conduct strategy. Review of the Group’s progress and risk profile in these areas was also considered relative to its financial services peer group. Delivering greater customer focus is a core requirement of the low risk strategy, and was a further important consideration in the Committee’s assessment of the steps taken during the year.

Conclusion: The Group continues to move further towards achieving its stated aim of operating as a low risk bank, and compares favorably in most related areas of assessment with its peer group, with particularly good progress in lowering levels of risk in respect of conduct, capital management and credit quality. As further management initiatives to deliver the Group’s low risk aims are implemented, the Committee will continue to review progress made during the course of the coming year.

IT resilience and cyber security
The risks posed in respect of cyber security and the overall resilience of the IT systems has been a central area of focus for the Committee, acknowledging the increased threat posed to the Group’s business by online crime.

The adequacy of arrangements for IT operational resilience were considered in detail, including the levels of complexity and automation in the Group’s IT systems, with emphasis on processes which underpinned services critical to day to day operations, in particular those with immediate customer impact. In respect of cyber security, consideration was given to areas including possibilities for malicious access and removal of information from systems, and the ability of the Group to detect such attacks.

A variety of exercises were undertaken to test the resilience of IT and cyber security arrangements, with considerable time spent reviewing the results of these exercises and considering the recommendations of management to provide enhancements to these arrangements. In particular the delivery of the Group’s related Cyber Security and IT Resilience programmes was reviewed. Consideration was also given to the Group’s position in the context of its wider banking sector peers.

Conclusion: Whilst much has been achieved in respect of IT resilience and cyber security initiatives, including enhancements delivered to increase resilience to cyber threats, and evidence of a more unified approach to IT resilience, work in respect IT resilience and cyber security will remain an important area for the Group in 2016, and will continue to be reviewed by the Committee.

CORPORATE GOVERNANCE

KEY RISKS	COMMITTEE REVIEW AND CONCLUSION
Stress testing The review of stress testing exercises and their results was a key area of focus during the year.

The stress testing scenarios considered by the Committee were diverse, including internally modelled scenarios involving factors such as material economic downturns and large scale cyber-attack, with further consideration of stress testing against a number of external scenarios, including those set by the PRA.

Assessment was made of the impacts in these scenarios on a range of metrics relating to resilience in adverse conditions, including amongst others impacts on the Group’s capital and liquidity positions, in particular the impact on the tier one common capital ratio. Comparison in each scenario of the Group’s position relative to its competitors was also undertaken, with detailed review of the mitigating actions proposed by management in each scenario.

Conclusion: The Group’s capital and liquidity positions remained above required minimums in testing against both internal and external scenarios, with outcomes in most scenarios remaining above the wider risk appetite targets set by the Board. The implementation and assessment of robust and well managed stress testing arrangements will remain a key area of focus for the Committee in the coming year.

Consolidated risk report

Review was undertaken on a regular basis of a consolidated report on key aspects of risk management across the business, both existing and emerging risks, including assessment of adherence to risk appetite limits set by the Board.

The Consolidated Risk Report enables review of all core areas of risk management, including Capital, Credit, Operational, Regulatory and Conduct risk amongst others, providing further analysis of key component areas of risk management under each of these headings. Consideration was given not only to the risk management position on a ‘point in time’ basis, but also on a ‘look forward’ basis, with rolling 12 month forecasts , including review of proposed management action to address key risks as they develop.

Conclusion: The Consolidated Risk Report has assisted the Committee in its assessment of the Group’s management of both existing and emerging risks, with ongoing progress being made to embed policies and practice required to mitigate common areas of risk, and sufficient levels of agility within the organisation to address emerging risks as the Group’s operating plan continues to develop.

Divisional risk profiles In addition to the Consolidated Risk Report, detailed summaries of risk management across each of the Group’s main operating divisions were also considered.

Focus was given to unique areas of risk management within each division, in addition to review of divisional performance in areas of risk management common across the business, including conduct risk management, portfolio concentrations, market conditions, and the overall quality of both new and existing business.

Detailed comparisons of the approach to the management of risk within each division were also considered, including any significant differences in approach, and any instances of potential best practice which could be implemented across the Group. Common and emerging trends were also highlighted.

Conclusion: Key risks continue to be well managed within each of the Group’s main operating divisions, with action taken within each business to address risks which are specific to that division. Such action is aided by the unified approach taken in addressing risks which are common across all areas of the Group, including improving management of conduct risks.

Emerging risks

Achieving the Group’s ‘low risk’ ambitions requires review of the material risks emerging, in particular in relation to the Group’s operating plan, assessing their likely impact and agreeing appropriate mitigants.

The constantly evolving regulatory and economic landscapes in which the Group operates, both within the UK and overseas, have been important factors in assessing emerging risk, and agreeing mitigating actions where material change is anticipated.

Areas of focus have included the opportunities and risks emerging from developments in technology, in particular in relation to the Group’s ambition of improving its digital and technological capabilities in delivering for customers. Risks arising from the implementation of banking sector ring-fencing legislation have also been an important consideration, ensuring adequate forward planning is undertaken to address anticipated risks as requirements in this area continue to emerge.

Conclusion: The Group has a good understanding and oversight of its emerging risk position, and takes steps to mitigate the impacts of new risks as they appear, ensuring close alignment in its assessment of emerging risks with developments in both the Group’s business model and its external regulatory and economic environment.

Banking reform Review was undertaken of the Group’s implementation of Banking Reform, including Senior Managers and Certification Regime and Ring Fenced Banking.

A number of initiatives are in course across the organisation to implement the provisions of the Financial Services (Banking Reform) Act (the ‘Act’), including projects to enable the implementation of the Senior Managers and Certification Regime, and also the requirements of ring-fenced banking.

Conclusion: As part of its review of these arrangements the Committee concluded there continues to be action needed to fully implement the requirements of the Act, as detailed provisions continue to emerge, however the Group is well placed to respond to the ongoing requirements and future developments.

Pensions risk Risks arising from the Group’s various pension arrangements were reviewed, in light of ongoing changes in actuarial profiles.

Factors considered by the Committee in the assessment of pensions risk included levels of risk appetite in relation to overall pension provision, with particular consideration of projected future asset performance in changing economic conditions. The risks posed in respect of certain market events were also assessed, including potential interest rate and inflation changes, and also the impact on Group pension schemes of ongoing improvements in life expectancy.

Conclusion: Despite the impact of wider macro-economic uncertainty, and the potential impact on underlying investments, the levels of risk in relation to the Group’s pension schemes continue to be well managed and remain within risk appetite for the Group

CORPORATE GOVERNANCE

RESPONSIBLE BUSINESS COMMITTEE REPORT

The establishment of a Board Committee to oversee our responsible business activities demonstrates our commitment to doing business in the right way as we work to help Britain prosper.

	Committee meetings
	Eligible to attend	Attended
Committee Chairman
Sara Weller	3	3
Committee members who served during 2015
Lord Blackwell	3	3
Anita Frew	3	3

Chairman’s overview

I am delighted to present the first report from the Responsible Business Committee, formed in July 2015, to provide oversight, challenge and guidance on the Group’s approach to becoming a more responsible business.

The Committee’s remit includes:

–  the establishment, measurement and review of plans to strengthen the Group’s culture and values;

–  the Group’s approach to: building trust with customers; communities; environment; employees; ethical business; stakeholder engagement and reputation;

–  the design and development of the Responsible Business plan and Helping Britain Prosper Plan (HBPP) and the measurement of performance against these plans.

The HBPP provides an overview of what the Group is doing to help Britain’s communities, businesses and individuals address current social and economic issues. The Committee has overseen the development of both the Responsible Business plan and the HBPP, as they evolve in response to progress we have already made and challenges that lie ahead.

The Committee has made progress in establishing its working patterns and reporting arrangements since its first meeting in July 2015. We look forward to continuing our work in 2016 when our focus will be on: the evolution of the HBPP and stakeholder reaction to it; tracing the Group’s reputation and trust amongst a wide range of stakeholder groups; measuring our progress on building a culture that puts customers at the heart of what we do; and supporting work to embed responsible business activities with all our colleagues across the business.

Sara Weller

Chairman, Responsible Business Committee

Establishment of the Committee

An executive level Committee to oversee the Group’s responsible business activities was established in 2013, chaired by a Non-Executive Director, with membership drawn from senior leaders across the Group. The Committee played a key role in the development of the initial HBPP and the Group’s focus on operating as a responsible business.

A recommendation to establish the Board level Responsible Business Committee (RBC) was accepted by the Board in April 2015. The Company Secretary worked with colleagues to ensure the RBC’s remit met current good practice standards that aligned with, but did not overlap, the responsibilities of the executive level Group Customer First Committee.

The Committee’s activities in 2015

During 2015, the Committee has:

–  received updates on the development of a framework for assessing and measuring stakeholder trust, including customers and shareholders;

–  worked with the executive team to develop the HBPP with a focused suite of metrics;

–  considered reports from the Chairman of the Group Customer First Committee and GEC members on the development of the Group’s culture framework; and

–  discussed responsible business activities in the Group with colleagues in business areas, including Group Sourcing.

Responsible Business Committee and external stakeholders

The members of the Committee have an on-going dialogue with key stakeholders with an interest in the Committee’s activities. During 2015, the Committee invited a representative of the Group’s Stakeholder Advisory Panel to provide feedback on the 2015 HBPP and recommendations for areas of focus in the 2016 Plan. Representatives of the Financial Conduct Authority were invited to attend a meeting to observe the Committee at work. In 2016, the Committee will be inviting representatives of the Banking Standards Board and the Competition and Markets Authority, amongst others, to join a meeting to discuss their respective work programmes.

CORPORATE GOVERNANCE

DISCLOSURE CONTROLS AND PROCEDURES

As of 31 December 2015, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Company’s disclosure controls and procedures, at 31 December 2015, were effective for gathering, analysing and disclosing with reasonable assurance the information that Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Lloyds Banking Group’s internal control over financial reporting during the year ended 31 December 2015 that have materially affected, or are reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.

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

The management of Lloyds Banking Group plc assessed the effectiveness of the Company’s internal control over financial reporting at 31 December 2015 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, at 31 December 2015, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an audit report on the Company’s internal control over financial reporting as of 31 December 2015. This report appears on page F-2.

GOING CONCERN

The going concern of the Company and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Company and the Group have adequate resources to continue to operate for the foreseeable future, the Directors have considered a number of key dependencies which are set out in the risk management section under principal risks and uncertainties: funding and liquidity on page 44 and pages 103 to 110 and capital position on pages 111 to 116 and additionally have considered projections for the Group’s capital and funding position. Accordingly, the Directors conclude that it is appropriate to continue to adopt the going concern basis in preparing the accounts over the next 12 months.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As at 31 December 2015, 31 December 2014 and 31 December 2013, the Company had received notification from The Solicitor for the Affairs of Her Majesty’s Treasury (HM Treasury) that it had a direct interest of 9.9 per cent, 24.9 per cent and 32.7 per cent respectively in the Company’s issued ordinary share capital with rights to vote in all circumstances at general meetings. Based solely on the Schedule 13-G filed by BlackRock, Inc. with the US Securities and Exchange Commission dated 9 February 2016, as at 31 December 2015, BlackRock, Inc. beneficially owned 6.8 per cent (representing 4,847,496,882 ordinary shares) of the Company’s issued ordinary share capital. Prior to 31 December 2015, BlackRock, Inc.’s ownership in the Company was not required to be disclosed under US Securities and Exchange Commission rules. As at 26 February 2016 no other notification has been received that anyone has an interest of 3 per cent or more in the Company’s issued ordinary share capital. Further information on HM Treasury’s shareholding in the Company is provided in – Information about the Lloyds Banking Group’s relationship with the UK Government and Business – History and development of Lloyds Banking Group.

All shareholders within a class of the Company’s shares have the same voting rights.

As at 31 December 2015, the Company had 2,562,598 registered ordinary shareholders. The majority of the Company’s ordinary shareholders are registered in the United Kingdom. 1,410,222,797 ordinary shares, representing 1.98 per cent of the Company’s issued share capital, were held by BNY Mellon as depositary for the ordinary share American Depositary Share Programme through which there were 168 record holders.

Additionally, the majority of the Company’s preference shareholders are registered in the United Kingdom, with a further one record holder with an address in the United States registered through the Company’s preference share American Depositary Share Programme.

RELATED PARTY TRANSACTIONS

The Group, as at 31 December 2015, had related party transactions with 20 key management personnel, certain of its pension funds, collective investment schemes and joint ventures and associates and TSB Banking Group plc (TSB) and TSB Bank plc (TSB Bank). See note 49 to the financial statements. In addition, until the sale of its stake in TSB in June 2015 (further detailed below), the Group was a party to related party transactions with TSB and TSB Bank. Material contracts with TSB and TSB Bank are described in the Information about the Lloyds Banking Group’s relationship with the TSB Group section below and material contracts with HM Treasury are described in the Information about the Lloyds Banking Group’s relationship with the UK Government section below.

Following the initial public offering in June 2014 TSB and TSB Bank became related parties of the Group. The Group has entered into a number of contracts with TSB and TSB Bank for the provision of a range of banking operations services. In June 2015, the sale of the Group’s remaining stake in TSB was completed.

The UK Government through HM Treasury became a related party of the Group in January 2009, and from 1 January 2011, in accordance with IAS 24, UK Government-controlled entities became related parties of the Group. Prior to 11 May 2015 , HM Treasury held more than 20 per cent of the Company’s ordinary share capital and consequently HM Treasury remained a related party of the Company for IAS 24 purposes until that date. The Group regarded the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc, NRAM plc and Bradford & Bingley plc, as related parties for that period of time also.

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

The Group also engages in numerous transactions on arm’s length commercial terms in the ordinary course of its business with the UK Government and its various departments and agencies, as well as with other companies in which the UK Government has invested. This includes financings, lending, banking, asset management and other transactions with UK financial institutions in which the UK Government has invested. Since 2010, the Group made use of these measures in order to maintain and improve a stable funding position.

INFORMATION ABOUT THE LLOYDS BANKING GROUP’S RELATIONSHIP WITH THE TSB GROUP

On 9 June 2014, an initial public offering of ordinary shares of one pence each in the capital of TSB was made (the “Offer”) and such ordinary shares issued were admitted to the premium listing segment of the Official List of the Financial Conduct Authority (FCA) and to trading on the London Stock Exchange plc’s main market for listed securities (together, “Admission”). At the time of the Offer, TSB had one principal subsidiary, TSB Bank, a company incorporated in Scotland which carried on a retail banking business operating in the UK. Until Admission, TSB was a wholly-owned subsidiary of Lloyds Bank which is a wholly owned subsidiary of the Company. Pursuant to the Offer, Lloyds Bank sold 192,500,000 ordinary shares in the capital of TSB, representing 38.5 per cent of the ordinary share capital of TSB. On 26 September 2014, the Group announced that it had sold a further 57.5 million ordinary shares in TSB, representing approximately 11.5 per cent of TSB’s ordinary share capital, reducing the Group’s holding in TSB to approximately 50 per cent of TSB’s ordinary share capital. On 20 March 2015, the Group announced that it had agreed to sell a 9.99 per cent interest in TSB to Banco de Sabadell, S.A. (Sabadell) and that it had entered into an irrevocable undertaking to accept in respect of its entire remaining 40.01 per cent shareholding in TSB the recommended cash offer for TSB by Sabadell pursuant to which Sabadell would acquire the entire issued and to be issued share capital of TSB. On 30 June 2015, the Group announced the completion of the sale of its remaining 40.01 per cent stake in TSB to Sabadell.

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

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Banking Group and certain aspects of the relationship between the TSB Group and Lloyds Banking Group following Admission, including (amongst other things) the allocation of certain pre-Admission liabilities, including liability for breach of law and regulation and of customer terms and conditions.

Under the terms of the Separation Agreement, Lloyds Bank agreed to provide each member of the TSB Group with indemnity protections in respect of historical, pre-Admission issues (including issues in relation to the period between 9 September 2013, when TSB launched as a stand-alone bank, and Admission). This protection includes a broad and, save in certain limited respects, uncapped indemnity in respect of losses arising from pre-Admission acts or omissions that constitute breaches of law and regulation relating to customer agreements or the relevant security interest securing liability under such agreements (the ‘Conduct Indemnity’). The Conduct Indemnity provides TSB Group with economic protection against a wide range of types of losses resulting from historical conduct issues, including the costs of handling and settling customer claims and managing regulatory actions and investigations, the payment of regulatory or court imposed fines and penalties, the costs of any required customer redress, the costs of implementing required changes to systems and procedures and, subject to certain conditions and limitations, the costs of remedial marketing activity.

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

TRANSITIONAL SERVICES AGREEMENTS

TSB Bank and Lloyds Bank entered into a transitional services agreement (TSA) and a Long Term Services Agreement (the “LTSA”) on 9 June 2014. Under the TSA, Lloyds Bank provides certain IT and operational services to TSB, on a transitional basis, for a term of up to the end of 31 December 2016 with certain services (including the IT services) continuing to be provided by Lloyds Bank to TSB on and from 1 January 2017 for a term of up to seven and a half years under the LTSA.

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

MORTGAGE SALE AND SERVICING AGREEMENTS

On 4 March 2014, TSB Bank and Bank of Scotland plc (BoS) entered into a mortgage sale agreement in relation to the equitable assignment (which took effect from 28 February 2014) of a portfolio of residential mortgages (Additional Mortgages) transferred by BoS to TSB Bank (MSA) as well as a mortgage servicing agreement (Servicing Agreement). Pursuant to the MSA, TSB Bank purchased the equitable interest of BoS in the Additional Mortgages for approximately £3.4 billion (being equal to the fair value of the Additional Mortgages at the time of transfer. Under the terms of the MSA, legal title in the Additional Mortgages has remained and will remain with BoS unless a perfection event occurs (namely an insolvency event in relation to BoS, specified material breach by BoS of its obligations under the MSA or following termination of the appointment of BoS as servicer under the MSA at the option of TSB Bank). Unless and until any such perfection event occurs, the Additional Mortgage customers remain customers of BoS. In the Servicing Agreement, BoS agreed to service the Additional Mortgages, including all aspects of the customer relationship, in return for the payment by TSB Bank of a monthly servicing fee equivalent to 0.12 per cent per annum of the outstanding balance of the Additional Mortgages (subject to a minimum monthly fee of £175,000 from 1 July 2018).

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

INFORMATION ABOUT THE LLOYDS BANKING GROUP’S RELATIONSHIP WITH THE UK GOVERNMENT

HM TREASURY SHAREHOLDING

On 26 February 2016, the Solicitor for the Affairs of Her Majesty’s Treasury (HM Treasury) formally notified the Company that HM Treasury’s holding had reduced to 9.12 per cent of the Company’s issued share capital with rights to vote in all circumstances at general meetings. HM Treasury’s percentage holding has reduced from 24.9 per cent at 31 December 2014 by way of the pre-arranged trading plan referred to in the section headed Business – History and Development of Lloyds Banking Group.

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

OTHER RELATED PARTY TRANSACTIONS WITH THE UK GOVERNMENT

GOVERNMENT AND CENTRAL BANK FACILITIES

During the year ended 31 December 2015, the Group participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

NATIONAL LOAN GUARANTEE SCHEME

The Group participates in the UK Government’s National Loan Guarantee Scheme, which was launched on 20 March 2012. Through the scheme, the Group is providing eligible UK businesses with discounted funding based on the Group’s existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a pre-agreed period of time.

FUNDING FOR LENDING

In August 2012, the Group announced its support for the UK Government’s Funding for Lending Scheme and confirmed its intention to participate in the scheme. The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The original initiative supported a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow. In November 2013, the Group entered into extension letters with the Bank of England to take part in an extension of the Funding for Lending Scheme until the end of January 2015. This extension of the Funding for Lending Scheme focused on providing businesses with cheaper finance to invest and grow. In December 2014, the Bank of England announced a further extension to the Funding for Lending Scheme running to the end of January 2016 with an increased focus on supporting small businesses. In November 2015, the Bank of England announced that the deadline for banks to draw down their borrowing allowance would be extended for two years until 31 January 2018. At 31 December 2015, the Group had drawn down £32 billion (31 December 2014: £20 billion) under the Funding for Lending Scheme, of which £22 billion had been drawn down under the extension to the scheme announced in 2013.

ENTERPRISE FINANCE GUARANTEE

The Group participates in the Enterprise Finance Guarantee Scheme which was launched in January 2009 as a replacement for the Small Firms Loan Guarantee Scheme. The scheme is a UK Government-backed loan guarantee, which supports viable businesses with access to lending where they would otherwise be refused a loan due to a lack of lending security. The Department for Business, Innovation and Skills (formerly the Department for Business, Enterprise and Regulatory Reform) provides the lender with a guarantee of up to 75 per cent of the capital of each loan subject to the eligibility of the customer within the rules of the scheme. As at 31 December 2015, the Group had offered 6,509 loans to customers, worth over £550 million. Under the most recent renewal of the terms of the scheme, Lloyds Bank plc and Bank of Scotland plc, on behalf of the Group, contracted with The Secretary of State for Business, Innovation and Skills.

HELP TO BUY

On 7 October 2013, Bank of Scotland plc entered into an agreement with The Commissioners of Her Majesty’s Treasury by which it agreed that the Halifax Division of Bank of Scotland plc would participate in the Help to Buy Scheme with effect from 11 October 2013 and that Lloyds Bank plc would participate from 3 January 2014. The Help to Buy Scheme is a scheme promoted by the UK Government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages. Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price. In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender arising from a higher loan-to-value loan being made. £3,133 million of outstanding loans at 31 December 2015 (31 December 2014: £1,950 million) had been advanced under this scheme.

BUSINESS GROWTH FUND

As at 31 December 2015, the Group had invested £176 million (31 December 2014: £118 million) in the Business Growth Fund (under which an agreement was entered into with RBS amongst others) and carried the investment at a fair value of £170 million (31 December 2014: £105 million). Since 31 December 2015, the Group has invested a further £20 million in the Business Growth Fund.

BIG SOCIETY CAPITAL

The Group had invested £36 million (31 December 2014: £31 million) in the Big Society Capital Fund under which an agreement was entered into with RBS amongst others. Since 31 December 2015, the Group has invested a further £1 million in the Big Society Capital Fund.

HOUSING GROWTH PARTNERSHIP

The Group has committed to invest up to £50 million into the Housing Growth Partnership under which an agreement was entered into with the Homes and Communities Agency.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

OTHER RELATED PARTY TRANSACTIONS

Other related party transactions for the twelve months to 31 December 2015 are similar in nature to those for the year ended 31 December 2014.

REGULATION

APPROACH OF THE FINANCIAL CONDUCT AUTHORITY (FCA)

As per the Financial Services and Markets Act 2000 (FSMA) (amended by the Financial Services Act 2012), the FCA has a strategic function to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.

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

The PRA has largely inherited the prudential aspects of the former FSA Handbook, including regulations and guidance relating to capital adequacy and liquidity among several other things. A PRA Rulebook is also in development which will replace the PRA Handbook and will only apply to PRA-authorised firms.

OTHER BODIES IMPACTING THE REGULATORY REGIME

THE BANK OF ENGLAND AND HM TREASURY

The agreed framework for co-operation in the field of financial stability in the financial markets is detailed in the Memorandum of Understanding published jointly by HM Treasury, the FCA (formerly the FSA) and the Bank of England (now including the PRA) (together, the “Tripartite Authorities”). The Bank of England has specific responsibilities in relation to financial stability, including: (i) ensuring the stability of the monetary system; (ii) oversight of the financial system infrastructure, in particular payments systems in the UK and abroad; and (iii) maintaining a broad overview of the financial system through its monetary stability role. The Bank also wholly incorporates the PRA.

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

LENDING STANDARDS BOARD

The Lending Standards Board (formerly the Banking Code Standards Board) is responsible for monitoring and enforcing compliance with the voluntary Lending Code introduced on 1 November 2009 (as last amended in October 2014), which relates to certain lending (current account overdrafts, loans and credit cards) to consumers, micro-enterprises and charities with an income of less than £1 million.

UK COMPETITION AND MARKETS AUTHORITY (CMA)

Since 1 April 2014 the competition functions previously exercised by the Office of Fair Trading and the Competition Commission have been transferred to the new CMA or the FCA. The CMA’s regulatory and enforcement powers impact the banking sector in a number of ways, including powers to investigate and prosecute a number of criminal offences under competition law. In addition, the CMA is now the lead enforcer under the Unfair Terms in Consumer Contracts Regulations 1999.

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

THE PAYMENTS SYSTEM REGULATOR (PSR)

The Payment System Regulator (PSR) is a new independent economic regulator for the £75 trillion payment systems industry, which was launched back in April 2015. Payment systems form a vital part of the UK’s financial system – they underpin the services that enable funds to be transferred between people and institutions. The purpose of PSR is to make payment systems work well for those that use them. The PSR is a subsidiary of the Financial Conduct Authority, but has its own statutory objectives, Managing Director and Board. In summary their objectives are: to ensure that payment systems are operated and developed in a way that considers and promotes the interests of all the businesses and consumers that use them; to promote effective competition in the markets for payment systems and services - between operators, PSPs and infrastructure providers; and to promote the development of and innovation in payment systems, in particular the infrastructure used to operate those systems.

COMPETITION REGULATION

The Competition and Markets Authorities commenced a Phase 2 competition investigation into personal and SME banking in November 2014. The CMA’s provisional findings were published in October 2015 in which the CMA provisionally concluded that there are features of the market that prevented, restricted or distorted competition and have proposed a list of possible remedies. The statutory deadline for the CMA’s final report is 5 May 2016, but may be extended by up to six months.

The FCA obtained concurrent competition powers on 1 April 2015 in relation to the provision of financial services in the UK, in addition to its already existing competition objective. The FCA has commenced a programme of work to look across financial services markets and assess whether or not competition is working effectively in the best interests of consumers.

REGULATION

The Payment Systems Regulator (PSR) became operational in April 2015 with concurrent competition powers in respect of UK payment systems, in addition to a statutory objective to promote effective competition. The PSR has commenced market reviews into the provision of indirect access and into the ownership and competitiveness of payments infrastructure. The PSR is also the main competent authority for monitoring and enforcing the European Regulation on interchange fees in the UK.

In addition, the PRA also has a secondary objective under the Financial Services (Banking Reform) Act to, so far as reasonably possible, act in a way which facilitates effective competition.

The UK government has a continuing interest in competition. In November 2015, the Government published a document entitled “A better deal: boosting competition to bring down bills for families and firms”. This document focuses on the competition aspects of the government’s productivity plan and aims to promote competition in various sectors, including financial services.

The new regulatory regime may lead to greater UK Government and regulatory scrutiny or intervention in the future, ranging from enforced product and service developments and payment system changes to significant structural changes. This could have a significant effect on the Group’s operations, financial condition or the business of the Group.

EU REGULATION

A High Level Expert Group, chaired by Erkki Liikanen (the ‘Liikanen Report’), considered whether there is a need for structural reforms of the EU banking sector and to make relevant proposals as appropriate, with the objective of establishing a stable and efficient banking system serving the needs of citizens, the economy and the internal market. The High Level Expert Group presented its recommendations to the EU Commissioner on 2 October 2012. They recommended a set of five measures that augment and complement the set of regulatory reforms already enacted or proposed by the EU, the Basel Committee and national governments. First, proprietary trading and other significant trading activities should be assigned to a separate legal entity if the activities to be separated amount to a significant share of the bank’s business. This would ensure that trading activities beyond the threshold are carried out on a stand-alone basis and separate from the deposit bank. The other measures include: emphasising the need for banks to draw up and maintain effective and realistic recovery and resolution plans; supporting the use of designated bail out instruments; applying more robust weights in the determination of minimum capital standards; and augmenting existing corporate governance reforms such as strengthening boards and management, promoting the risk management function, rein in compensation for bank management and staff, improve risk disclosure, and strengthening sanctioning powers.

On 17 January 2014, the EU Commission published a press release confirming that it intends to make a proposal for the reform of the structure of banking in the EU, which will be based on the Liikanen Report. The objective of the reforms will be to make the financial sector as a whole more robust and resilient, to reduce the impact of potential bank failures, and ensure the financial sector is at the service of the real economy. In doing so, the reforms will aim to eliminate the concept of banks being ‘too big to fail.’ The proposed regulation included a derogation from the separate requirements for banks in member states which had implement equivalent legislation before 29 January 2014 (including the UK). The form of the proposed EU regulation has been subject to much debate within the European institutions, with uncetainty surrounding both the outcome and timeline for conclusion. The main disagreements concern the need for ‘automatic’ separation of trading activities and the level of discretion given to National Competent Authorities.

The UK is subject to the directives introduced under the Financial Services Action Plan. However, these directives are regularly reviewed at EU level and could be subject to change. The Group will continue to monitor the progress of these initiatives, provide specialist input on their drafting and assess the likely impact on its business.

CRD IV implements the Basel III agreement in the EU, and introduces significant changes in the prudential regulatory regime applicable to banks including: increased minimum capital ratios; changes to the definition of capital and the calculation of risk-weighted assets; and the introduction of new measures relating to leverage, liquidity and funding. CRD IV also makes changes to rules on corporate governance, including remuneration, and introduces standardised EU regulatory reporting requirements which will specify the information that must be reported to supervisors in areas such as own funds, large exposures and financial information.

On 29 January 2014 the European Commission published its long-awaited proposals for structural reform of EU banks in the form of a draft regulation. The proposals apply to the largest EU banks and groups – on the basis of historical data the Commission estimates that 29 EU banks may be subject to such proposed regulation. The Commission’s publication is only a proposal at this stage. It may well be amended, perhaps substantially, by the European Parliament and the Council before it is adopted.

US REGULATION

In the United States, Lloyds Bank plc maintains a branch in New York, licensed by the New York State Department of Financial Services (NYDFS) and subject to regulation and examination by the NYDFS and the Federal Reserve Bank of New York (FRBNY). Bank of Scotland plc maintains a branch in New York (also licensed by the NYDFS and subject to regulation and examination by the NYDFS and the FRBNY) and maintains representative offices in Chicago and Houston, licensed respectively by the States of Illinois and Texas and subject to regulation and examination by the banking supervisors of those States as well as the Federal Reserve Banks in whose districts those offices are located.

The licensing authority of each US branch has the authority, in certain circumstances, to take possession of the business and property of Lloyds Bank plc and Bank of Scotland plc located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency.

The existence of branches and representative offices in the US subjects Lloyds Banking Group plc and its subsidiaries doing business or conducting activities in the US to oversight by the Board of Governors of the Federal Reserve System (Federal Reserve Board).

Each of Lloyds Banking Group plc, Lloyds Bank plc, HBOS plc and Bank of Scotland plc is a foreign banking organisation treated as a bank holding company within the meaning of the US Bank Holding Company Act of 1956 (BHC Act) in accordance with the provisions of the International Banking Act of 1978 and each has elected, with the permission of the Federal Reserve Board, to be treated as a financial holding company under the BHC Act.

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

REGULATION

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

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the US State Department currently designates as state sponsors of terrorism, including Iran, Syria, Sudan (and Cuba which was removed from the US State sponsors of terrorism list on 29 May 2015). The Group continues to reduce its outstanding exposures to such states which have arisen through historical business activity. In accordance with this, the Group intends to engage only in new business in such jurisdictions and only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues. At 31 December 2015, the Group does not believe that the Group’s business activities relating to countries designated as state sponsors of terrorism were material to its overall business.

The Group estimates that the value of the Group’s business in respect of such states represented less than 0.01 per cent of the Group’s total assets and, for the year ended December 2015, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.001 per cent of its total income, net of insurance claims. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

DODD-FRANK ACT

In July 2010, the United States enacted the Dodd-Frank Act, which provides a broad framework for significant regulatory changes that extend to almost every area of US financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the resolution of failing systemically significant financial institutions in the US, over-the-counter derivatives, restrictions on the ability of banking entities to engage in proprietary trading activities and make investments in and sponsor certain private equity funds and hedge funds (known as the ‘Volcker Rule’), asset securitisation activities and securities market conduct and oversight. US regulators have implemented many provisions of the Dodd-Frank Act through detailed rulemaking. Although the majority of required rules and regulations have now been finalised, there remain many still in proposed form or yet to be proposed, the substance and impact of which may not fully be known until the final rules are published.

Under the Dodd-Frank Act, entities that are swap dealers and major swap participants must register with the US Commodity Futures Trading Commission (CFTC), and entities that are security-based swap dealers or major security based swap participants will be required to register with the SEC. The CFTC has promulgated its registration rules for swap dealers and major swap participants. The SEC finalised its registration rules for security-based swap dealers and major security-based swap participants; however, the registration requirement will not be effective until certain other regulations applicable to security-based swap dealers are adopted. Lloyds Bank plc provisionally registered as a swap dealer in 2013 and as such, is subject to regulation and supervision by the CFTC and the National Futures Association with respect to its swap activities, including risk management, practices, trade documentation and reporting, business conduct and recordkeeping, among others.

The New York branch of Lloyds Bank plc is subject to the swap ‘push-out’ provisions of the Dodd-Frank Act, which will require monitoring to ensure the Group conducts its derivatives activities in conformity with the implementing regulations. In December 2014, the swap “push out” provisions of the Dodd-Frank Act were amended such that fewer swap activities need to be pushed out of covered depository institutions.

Furthermore, the Dodd-Frank Act requires the SEC to cause issuers with listed securities, which may include foreign private issuers such as the Group, to establish a ‘clawback’ policy to recoup previously awarded employee compensation in the event of an accounting restatement. The SEC has proposed implementing regulations which have not yet been finalised. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of US courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions of the United States Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

In December 2013, US regulators adopted final rules implementing the Volcker Rule. Banking entities, including foreign banking organisations subject to the BHC Act, such as Lloyds Banking Group plc, Lloyds Bank plc, HBOS plc and Bank of Scotland plc, are subject to the final rules which require banking entities to conform to the restrictions on proprietary trading activities, hedge fund and private equity activities and certain other enumerated investment restrictions, subject to a number of exclusions and exemptions that substantially limit their extraterritorial reach. Certain foreign banking entities are permitted to engage in proprietary trading from outside the United States if the trade lacks the requisite US nexus and the foreign banking entity complies with the various conditions of the exemption. Investments in, and sponsorship of certain retail investment funds organised outside the United States and publicly offered predominantly outside the United States, and certain retirement and pension funds organised and administered outside the United States for the benefit of non-US residents are generally permitted under the final rules. Certain foreign banking entities, but not any US branch, agency or subsidiary of a foreign banking entity, nor any non-US affiliate controlled by such a US branch, agency or subsidiary, are also permitted to invest in and sponsor certain funds in which ownership interests are not offered for sale or sold inside the United States or to US residents and subject to other conditions. The final rules impose significant compliance and reporting obligations on banking entities. Banking entities had until 21 July 2015 to bring their activities and investments into conformity with the Volcker Rule, however, on 18 December 2014, the Federal Reserve issued an order extending the Volcker Rule’s conformance period until 21 July 2016 for investments in and relationships with certain covered funds and certain foreign funds that were in place on or prior to 31 December 2013.

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

REGULATION

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

Pursuant to ITRA Section 219, the Group notes that during 2015, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382. In all cases, the payment was permitted under UK and EU sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK and EC sanctions legislation.

Gross revenues from these activities were approximately £10,000. Net profits from these activities were approximately £11,000.

The Group’s businesses, being reported below, are conducted in compliance with applicable laws in respect of Iran sanctions and, except as noted below, the Group intends to continue these historic activities until it is able to legally terminate the contractual relationships or maintain/manage in accordance with prevailing sanctions obligations. The nature of these activities is as follows:

1.	Receipt in relation to repayment of a European Export Credit Agreement loan made prior to 2005 with respect to engineering and the supply of equipment and related services for several projects in Iran. The loan is now fully repaid. The borrower and/or guarantor is owned by the Government of Iran.

2.	Payments made to Building and Housing Research Centre in Iran related to a guarantee, entered into by the Group in 2006, in connection with the supply of seismic equipment for free field accelerometers systems for dams and civil building monitoring. The beneficiary of the guarantee is an entity owned by the Government of Iran and the payments were made to a frozen account in a European bank for an entity designated under Executive Order 13382.

3.	Payments made to a blocked account in the name of Commercial Bank of Syria related to historic guarantees, entered into by the Group between 1997 and 2008, the majority of which relate to Bail Bonds for vessels. The Commercial Bank of Syria is designated under Executive order 13382.

4.	Sums paid out from a pension trust fund to UK nationals resident in the UK who were employees of a company indirectly owned or controlled by an entity designated under Executive Order 13382 that is also owned or controlled by the Government of Iran.

5.	Lloyds continues to provide payment clearing services to a UK based and UK authorised bank, one of whose account holders is an entity designated under Executive Order 13224 (although not by the UK or EU authorities). Lloyds concludes from the nature of such payment clearing services that revenue and profit (if any) arising from indirectly providing such services to the designated entity is negligible and not material to the Group’s activities and in any event does not flow directly from the designated entity. To the extent that the activities of the designated entity and its UK authorised bank continue to comply with UK regulation and legislation, Lloyds intends to keep this activity under review.
190

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

	Price per share (in pence) High	Price per share (in pence) Low
Annual prices:
2015	89.00	68.68
2014	86.30	70.94
2013	80.37	46.31
2012	49.25	25.30
2011	69.61	21.84
Quarterly prices:
2015
Fourth quarter	77.83	68.68
Third quarter	87.65	72.30
Second quarter	89.00	77.38
First quarter	81.43	72.87
2014
Fourth quarter	80.89	72.27
Third quarter	76.87	71.92
Second quarter	80.15	70.94
First quarter	86.30	74.34
2013
Fourth quarter	80.37	72.52
Third quarter	78.00	62.95
Second quarter	63.16	46.31
First quarter	55.68	47.65
Monthly prices:
January 2016	71.57	63.14
December 2015	74.71	68.68
November 2015	75.00	71.60
October 2015	77.83	73.73
September 2015	77.00	72.30
August 2015	83.30	73.46

On 26 February 2016, the closing price of shares on the London Stock Exchange was 72.13 pence, equivalent to $1.00 per share translated at the Noon Buying Rate of $1.39 per £1.00 on 26 February 2016.

Lloyds Banking Group plc’s American Depositary Receipts (ADRs) were traded on the over-the-counter market in the US under the symbol ‘LLDTY’ between March 2000 and November 2001. Since 27 November 2001 Lloyds Banking Group plc American Depositary Shares (ADSs) have been listed on the New York Stock Exchange under the symbol ‘LYG’. Each ADS represents four ordinary shares.

LISTING INFORMATION

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS (in US dollars) High	Price per ADS (in US dollars) Low
Annual prices:
2015	5.64	4.25
2014	5.76	4.62
2013	5.36	2.84
2012	3.23	1.53
2011	4.44	1.34
Quarterly prices:
2015
Fourth quarter	4.83	4.25
Third quarter	5.53	4.47
Second quarter	5.64	4.65
First quarter	4.96	4.38
2014
Fourth quarter	5.02	4.62
Third quarter	5.32	4.70
Second quarter	5.53	4.83
First quarter	5.76	5.01
2013
Fourth quarter	5.36	4.67
Third quarter	5.00	3.83
Second quarter	3.91	2.84
First quarter	3.58	2.89
2012
Fourth quarter	3.23	2.34
Third quarter	2.56	1.75
Second quarter	2.12	1.53
First quarter	2.35	1.58
2011
Fourth quarter	2.39	1.34
Third quarter	3.25	1.76
Second quarter	4.03	2.73
First quarter	4.44	3.70
Monthly prices:
January 2016	4.32	3.66
December 2015	4.57	4.25
November 2015	4.69	4.36
October 2015	4.83	4.58
September 2015	4.76	4.47
August 2015	5.25	4.64

On 26 February 2016, the closing price of ADSs on the New York Stock Exchange was $4.03.

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

FEES RECEIVED TO DATE

In 2015, the Company received from the depositary $1,078,357 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

The total ordinary dividend per share for 2015 of 2.25 pence has increased from 0.75 pence in 2014, in line with our progressive and sustainable dividend policy, and we continue to expect ordinary dividends to increase over the medium term with a dividend payout ratio of at least 50 per cent of sustainable earnings.

The special dividend of 0.5 pence per share represents the distribution of surplus capital over and above the Board’s view of the current level of capital required to grow the business, meet regulatory requirements and cover uncertainties. This level is consistent with our capital requirement guidance of around 12 per cent plus an amount broadly equivalent to a further year’s ordinary dividend.

The amount of capital we believe is appropriate to hold is likely to vary from time to time depending on circumstances and the Board will give due consideration, subject to the situation at the time, to the distribution of any surplus capital through the use of special dividends or share buy backs. By its nature, there can be no guarantee that this level of special dividend or any surplus capital distribution will be appropriate in future years.

The table below sets out the interim and final dividends in respect of the ordinary shares for fiscal years 2004 through 2015. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date with the exception of the recommended final dividend for 2015, for which the sterling amount has been converted in US dollars at the Noon Buying Rate on 26 February 2016.

	Interim ordinary dividend per share (pence)	Interim ordinary dividend per share (cents)	Final ordinary dividend per share (pence)	Final ordinary dividend per share (cents)
2004	10.7	19.0	23.5	44.7
2005	10.7	18.9	23.5	43.3
2006	10.7	20.2	23.5	46.8
2007	11.2	22.8	24.7	48.2
2008	11.4	20.3	–	–
2009	–	–	–	–
2010	–	–	–	–
2011	–	–	–	–
2012	–	–	–	–
2013	–	–	–	–
2014[1]	–	–	0.75	1.16
2015[2]	0.75	1.14	1.5	2.08

[1]	The recommended dividend for 2014 was in respect of the full year.
[2]	The Board has also recommended a capital distribution in the form of a special dividend of 0.5 pence per share (0.69 cents per share) for 2015. This is not listed in the table above.
194

MEMORANDUM AND ARTICLES OF ASSOCIATION OF
LLOYDS BANKING GROUP PLC

Lloyds Banking Group plc is incorporated in Scotland under the UK Companies Act 1985 with registered number SC95000.

As resolved at the 2015 Annual General Meeting, with effect from 14 May 2015, Lloyds Banking Group plc amended its Articles of Association to align the rights of the limited voting shares with changes to the UK Listing Authority Listing Rules and to delete references to deferred shares, all of which were cancelled in the capital of the Company in November 2010.

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

MEMORANDUM AND ARTICLES OF ASSOCIATION OF
LLOYDS BANKING GROUP PLC

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

Lloyds Banking Group plc’s ordinary shares, limited voting shares, certain preference shares do not confer any rights of redemption.

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

CONVERSION OF LIMITED VOTING SHARES

Each limited voting share will be converted into an ordinary share:

–	on the day following the last date on which an amount could become due and payable to a holder of limited voting shares under a deed of covenant. A deed of covenant is a legal document which records the obligation of one person to pay a specified sum to another for a specified number of years; or

–	if an offer is made to ordinary shareholders (or to all such shareholders other than the offeror and/or any body corporate controlled by the offeror and/ or any persons acting in concert with the offeror) to acquire the whole or any part of the issued ordinary share capital of Lloyds Banking Group plc and the right to cast more than 50 per cent of the votes which may ordinarily be cast on a poll at a general meeting of Lloyds Banking Group plc becomes or is certain to become vested in the offeror and/or any bodies corporate controlled by the offeror and/or any persons acting in concert with the offeror. The publication of a scheme of arrangement under the statutes providing for the acquisition by any person of the whole or part of the ordinary share capital of Lloyds Banking Group plc shall be deemed to be the making of an offer for this purpose.

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

MEMORANDUM AND ARTICLES OF ASSOCIATION OF
LLOYDS BANKING GROUP PLC

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

DISCLOSURE OF HOLDINGS EXCEEDING CERTAIN PERCENTAGES

The Disclosure and Transparency Rules of the UK Financial Conduct Authority require Lloyds Banking Group plc shareholders to notify Lloyds Banking Group plc if the voting rights held by such Lloyds Banking Group plc shareholders (including by way of a certain financial instrument) reach, exceed or fall below 3 per cent and each 1 per cent threshold thereafter up to 100 per cent Under the Disclosure and Transparency Rules, certain voting rights in Lloyds Banking Group plc may be disregarded.

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

MEMORANDUM AND ARTICLES OF ASSOCIATION OF
LLOYDS BANKING GROUP PLC

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

MEMORANDUM AND ARTICLES OF ASSOCIATION OF
LLOYDS BANKING GROUP PLC

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
199

MEMORANDUM AND ARTICLES OF ASSOCIATION OF
LLOYDS BANKING GROUP PLC

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

INDIVIDUALS, OTHER THAN US HOLDERS, TEMPORARILY NON-RESIDENT IN THE UK

A shareholder or ADS holder who is an individual and who has, on or after 17 March 1998, ceased to be resident and ordinarily resident for tax purposes in the UK for a period of five years or less of assessment and who disposes of ordinary shares or ADSs during that period may be liable, on return to the UK, to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption, relief and/or foreign tax credit.

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

A US holder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of five years or less of assessment and who disposes of ordinary shares or ADSs during that period may be liable, on return to the UK, to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption, relief and/or foreign tax credit.

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

An individual shareholder or ADS holder who is resident in the UK for tax purposes will be entitled to a tax credit in respect of any dividend received from Lloyds Banking Group plc and will be taxable on the gross dividend, which is the aggregate of the dividend received and related tax credit. The value of the tax credit will be equal to one-ninth of the dividend received (and, therefore, 10 per cent of the gross dividend). The gross dividend will be treated as an individual’s marginal taxable income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. A UK resident individual shareholder or ADS holder who is liable to income tax at the higher rate or additional rate (higher rate is 40 per cent for the 2014-15 and 2015-16 tax years and additional rate is 45 per cent for the 2014-15 and 2015-16 tax years) will be subject to tax at the rate applicable to dividends for such shareholders or ADS holders (32.5 per cent for higher rate taxpayers for the 2014-15 and 2015-16 tax years, 37.5 per cent for additional rate taxpayers for the 2014-15 and 2015-16 tax years) on the gross dividend. The tax credit will be set against but will not fully discharge such shareholders’ or ADS holders’ tax liability on the gross dividend and they will have to pay additional tax. The additional tax is 22.5 per cent of the gross dividend for higher rate taxpayers and 27.5 per cent for additional rate taxpayers for the 2014-15 and 2015-16 tax years.

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

US FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material US federal income tax consequences of the ownership and disposition of ADSs or ordinary shares to the US holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own such securities. The summary applies only to US holders that hold ADSs or ordinary shares as capital assets for US federal income tax purposes. This discussion does not address any alternative minimum or Medicare Contribution tax consequences, nor does it address US federal tax consequences to US holders that are subject to special rules, such as:

–	certain financial institutions;

–	dealers or traders in securities that use a mark-to-market method of tax accounting;

–	persons holding ADSs or ordinary shares as part of a hedge, straddle, wash sale conversion or other integrated transaction or holders entering into a constructive sale with respect to ADSs or ordinary shares;

–	persons whose functional currency for US federal income tax purposes is not the US dollar;

–	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;

–	tax-exempt entities, including ‘individual retirement accounts’ or ‘Roth IRAs’;

–	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States;

–	partnerships or other entities classified as partnerships for US federal income tax purposes; or

–	persons that own or are deemed to own 10 per cent or more of the voting shares of Lloyds Banking Group plc.

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

TAXATION

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US holders may be taxable at favourable rates. Non-corporate US holders should consult their tax advisers to determine whether the favourable rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

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

TAXATION OF CAPITAL GAINS

Gain or loss realised by a US holder on a sale or other disposition of ADSs or ordinary shares will generally be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realised on the disposition, in each case as determined in US dollars. Gains or losses, if any, will generally be US-source and will be long-term if the US Holder held the ADSs or ordinary shares for more than one year. The deductibility of losses is subject to limitations.

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

WHERE YOU CAN FIND MORE INFORMATION

The documents concerning the Lloyds Banking Group which are referred to herein may be inspected at the Securities and Exchange Commission (SEC). You may read and copy any document filed or furnished by the Group at the SEC’s public reference room in Washington D.C., at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms. The SEC also maintains a website at www. sec.gov which contains, in electronic form, each of the reports and other information that the Group has filed electronically with the SEC.

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

RISK FACTORS

Set out below are certain risk factors which could affect Lloyds Banking Group’s future results and cause them to differ from expected results in material respects. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Lloyds Banking Group’s businesses face. For information on Lloyds Banking Group’s risk management policies and procedures, see ‘Lloyds Banking Group — Operating and financial review and prospects—Risk Management.’

CREDIT RELATED RISKS

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group’s balance sheet.

The Group has exposures (lending, undrawn commitments, derivative, equity, contingent and/or settlement risks) to many different products, counterparties and obligors and the credit quality of its exposures can have a significant impact on the Group’s earnings. Credit risk exposures are categorised as “retail”, arising primarily in the Retail, Consumer Finance and parts of the Run-Off divisions, and small and medium-sized enterprises (SME) and “corporate” (including medium and large corporates, banks, financial institutions and sovereigns), arising primarily in the Commercial Banking, Run-Off and Insurance divisions. This reflects the risks inherent in the Group’s lending and lending-related activities and in the Insurance business primarily in respect of investment holdings (including loan assets) and exposures to reinsurers. Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of the Group’s assets and materially increase the Group’s write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside the Group’s control, which include but are not limited to an adverse economic environment (in the UK and/or in countries where the Group and/or its customers/counterparties do and do not operate), reduced UK consumer and/or government spending (in light of the Group’s concentration in the UK), global economic slowdown leading to a liquidity crunch (given concerns around the Eurozone, adverse economic environments in China and emerging markets and other macro-economic issues), changes in the credit rating of individual counterparties (including sovereigns), the debt levels of individual contractual counterparties and the economic environment in which they operate, increased unemployment, reduced asset values, increased personal or corporate insolvency levels, adverse sector concerns, falling stock and bond/other financial markets, reduced corporate profits, over indebtedness (including sovereigns), changes (and the timing, quantum and pace of these changes) in interest rates (including the potential increase in the use of negative interest rates), volatility of oil and commodity prices, changes in foreign exchange rates, higher tenant defaults, counterparty challenges to the interpretation or validity of contractual arrangements, a sharp increase in credit spreads, changes to insolvency regimes making it harder to enforce against counterparties and any external factors of a political, legislative or regulatory nature, including for example, the imposition of “living wage” requirements and tax changes relating to buy-to-let investments in the UK. There are many other factors that could impact credit risk, for example fraud, natural disasters, flooding, war and acts of terrorism.

The Group has credit exposure both in the UK and internationally, including Europe, the U.S., Asia and Latin America. The Group’s credit exposure includes residential mortgages and commercial real estate lending, including commercial real estate lending secured against secondary and tertiary non-prime assets in the UK. The Group also has significant credit exposure to certain individual counterparties in cyclically weak sectors (such as leveraged lending, oil and gas, commodity traders, automotives, construction and retail) and weakened geographic markets and to counterparties whose businesses may be impacted by material unforeseen events. In addition, the Group has concentrated country exposure in the UK and within certain industry sectors, namely real estate and real estate-related sectors and financial intermediation including providing facilities to funds, predominantly against high quality (investment grade equivalent) investors. Other industry sectors have been adversely impacted by recent global economic events; for example the oil and gas sector, automotives and commodities trading and such adverse developments in these sectors increases the risk of default by the Group’s customers in these sectors. The Group’s retail customer portfolios (including those in the Retail, Consumer Finance and Run-Off divisions) will remain strongly linked to the UK economic environment, with house price deterioration, unemployment increases, consumer over-indebtedness and rising interest rates among the factors that may impact secured and unsecured retail credit exposures.

In recent years, a number of factors such as Eurozone instability (including, without limitation, the risk of economic stagnation/deflation in the Eurozone or of a member leaving the Eurozone), the deterioration of capital market conditions, the global economic slowdown (once again a concern given recent slowdown in economic growth across China and emerging markets and other macro-economic issues) and measures adopted by the governments of individual countries have reduced and could further reduce households’ disposable income and businesses’ profitability. Such volatile conditions could also have a negative impact on customers’ ability to honour their obligations, which in turn would result in deterioration of the Group’s credit quality. If political conditions or uncertainty over the Eurozone, or the UK Government and Eurozone austerity measures and public spending cuts, result in a prolonged period of economic stagnation for the UK or Eurozone, or a slowdown in the rate of economic recovery or there is a broader economic slowdown, it may lead to further weakening of counterparty credit quality and subsequent higher impairment charges or fair value reductions in the Group’s lending and contingent, equity and derivative portfolios. This could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The possibility of prolonged economic stagnation in the EU or the risk of a member leaving the EU (including potentially the UK), or the risk of a Eurozone member leaving the Eurozone could impact the UK’s own economic recovery, given the extensive trade links between the UK and the Eurozone/EU. Given the extensive economic and financial links between the UK and the Eurozone, this could impact upon the Group’s performance. The Group has credit exposure to SMEs and corporates, financial institutions and securities which may have material direct and indirect exposures in the Eurozone countries. Any default on the sovereign debt of these countries and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could have a material adverse effect on the Group’s business.

At present, default rates are partly cushioned by low rates of interest which have helped customer affordability, but the risk remains of increased default rates as interest rates start to rise. The timing, quantum and pace of any rise in interest rates is a key risk factor for the Group’s default rates with expectations on the timing and quantum of any rises set by the Bank of England and also by the relevant central bank when lending in a foreign currency.

All new lending is dependent on the Group’s assessment of each customer’s ability to repay and the value of any underlying security and there is an inherent risk that the Group has incorrectly assessed the credit quality or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing models to estimate the true risk of lending to counterparties. The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to the Group’s results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how macro-economic conditions might impair the ability of borrowers to repay their loans. As is the case with any such assessments, there is always a risk that the Group will fail to adequately identify the relevant factors or that it will fail to estimate accurately the impact of these identified factors.

RISK FACTORS

Concentration of credit and market risk could increase the Group’s potential for significant losses including in an adverse market/environment.

The Group has exposure to concentration risk where its business activities focus particularly on a single obligor or a similar type of customer (borrower, sovereign, financial institution or central counterparty), product, industrial sector or geographic location, including the UK market.

The Group has large sectorial concentrations (primarily in gilts, real estate and real estate-related lending, and financial intermediation including providing facilities to funds, predominantly against high quality (investment grade equivalent) investors and to a lesser extent, oil and gas, automotive, agriculture, leveraged lending and asset-backed securities), as well as significant global credit exposure. Additionally, the Group also has significant exposure to the UK residential mortgage market. Whilst progress has been made to mitigate concentration risk in certain portfolios (for example, commercial real estate and real estate-related lending and asset-backed securities), the Group continues to expect challenges in achieving the required level of sales to manage remaining concentrations. Any downturn in these sectors could increase the risk of defaults by the Group’s customers in these sectors and in turn, adversely impact the Group’s results of operations, financial condition or prospects.

The Group has significant real estate and real estate-related exposure, including secondary and tertiary non-prime assets, meaning that decreases in residential or commercial property values and/or increases in tenant defaults are likely to lead to higher impairment charges, which could materially affect the Group’s results of operations, financial condition or prospects.

The Group’s corporate lending portfolio also contains substantial exposure to large, mid-sized, public and private companies. Exposures to sectors that have experienced cyclical weakness in recent years, coupled with a historic strategy of taking large single name concentrations to non-listed companies and entrepreneurs, and taking exposure at various levels of the capital structure, may give rise to (albeit reducing) single name and risk capital exposure. Whilst expectation of default for these exposures are appropriately provided for within the Board’s base case assumptions, they remain vulnerable to downside risks. As in the UK, the Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of loss should default occur.

The Group’s efforts to continue to divest, diversify or manage its credit portfolio against concentration risks may not be successful and any concentration of credit risk could increase the potential for significant losses in its credit portfolio. In addition, any disruption in the liquidity or transparency of the financial markets may result in the Group’s inability to sell or syndicate securities, loans or other instruments or positions held (including underwriters), thereby leading to increased concentrations of such positions. These concentrations could expose the Group to losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing the Group to take write-downs. Moreover, the inability to reduce the Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on the Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could materially adversely affect the Group’s operating results, financial condition or prospects.

The Group’s corporate portfolios are also susceptible to “fallen angel” risk; where the possibility of default increases significantly following material unexpected events, resulting in the potential for large losses. These types of events can occur from time to time, and may include for example, major fraud, poor corporate governance, high profile incidents and collapse in specific sectors or products. These are very difficult to forecast.

The Group may be forced to record further credit valuation adjustments on securities insured or guaranteed by market counterparties, insurers and credit counterparties, which could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group has limited remaining credit exposure to market counterparties through securities insured or guaranteed by such parties and credit protection bought from such parties with respect to certain over-the-counter (OTC) derivative contracts, mainly credit default swaps (CDS) which are recorded at fair value. The fair value of these CDS and other securities, and the Group’s exposure to the risk of default by the underlying counterparties, depend on the valuation and the perceived credit risk of the instrument insured or guaranteed or against which protection has been bought and the credit quality of the protection provider (e.g. the CDS counterparty). The Group seeks to limit and manage direct exposure to market counterparties. However, indirect exposure may exist through other financial arrangements and counterparties. Any primary or indirect exposure to the financial condition or creditworthiness of these counterparties may have a material adverse effect on the Group’s results of operations, financial condition or prospects. If the financial condition of market counterparties or their perceived creditworthiness deteriorates, the Group may record credit valuation adjustments on the underlying instruments insured by such parties. Although credit value adjustments, debit value adjustments and funding value adjustments are actively managed within the Group, in stressed market conditions adverse movements in these could result in a material charge to the Group’s profit and loss account.

CONDUCT RISKS

The Group is exposed to various forms of conduct risk in its operations, including the risk of misselling financial products, mishandling of complaints, business planning and strategy not being based upon customer need and not supporting fair customer outcomes, and engaging in conduct which disrupts the fair and effective operation of a market in which it is active, any of which could have a material adverse effect on the Group’s results or its relations with its customers and regulators.

The Group is exposed to various forms of conduct risk in its operations. Such risks are inherent in banking services. These include business and strategic planning that does not sufficiently consider customer need (leading to products being offered beyond target markets and misselling of financial products), ineffective management and monitoring of products and their distribution (which could result in customers receiving unfair outcomes), a culture that is not sufficiently customer-centric (potentially driving improper decision making and unfair outcomes for customers), outsourcing of customer service and product delivery via third parties that do not have the same level of control, oversight and culture as the Group (resulting in unfair customer outcomes which could lead to reputational damage and regulatory investigations), the possibility of alleged misselling of financial products or the mishandling of complaints related to the sale of such products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in the Group’s financial accounts), poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes. These can lead to remediation and regulatory intervention/enforcement (including fines) and ineffective management and oversight of legacy conduct issues. This can result in customers who are undergoing remediation being unfairly treated, and therefore further rectification being required. The Group is also exposed to the risk of engaging in conduct which disrupts the fair and effective operation of a market in which it is active.

While the Group has implemented a number of policies in order to help mitigate against these risks, no assurance can be given that the strategy and framework will be effective and will not have an adverse effect on the Group’s results of operations, financial condition or prospects.

RISK FACTORS

REGULATORY AND LEGAL RISKS

The Group and its businesses are subject to substantial regulation and oversight. Adverse legal or regulatory developments could have a significant material adverse effect on the Group’s results, operations, financial condition or prospects.

The Group and its businesses are subject to legislation, regulation, court proceedings, policies and voluntary codes of practice including the effects of any changes in these or the interpretation of them in the UK, the European Union and the other markets in which the Group operates. The Group is therefore subject to associated legal and regulatory risks, including risk in connection with legal and regulatory actions and market reviews. Depending on the specific nature of the requirements and how they are enforced, they could have a significant impact on the Group’s operations, business prospects, structure, costs and/or capital requirements and ability to enforce contractual obligations.

These laws and regulations include (i) increased regulatory oversight, particularly in respect of conduct issues, (ii) prudential regulatory developments, including ring-fencing, (iii) increased legislative requirements including the new Senior Managers and Certification Regime (the “SMCR”), and (iv) other industry-wide initiatives.

Unfavourable developments across any of these areas, discussed in greater detail elsewhere herein, could materially affect the Group’s ability to maintain appropriate liquidity, increase its funding costs, constrain the operation of its business and/or have a material adverse effect on the Group’s business, results of operations and financial condition. Areas where these changes could have an adverse effect on the Group include, but are not limited to:

(i)	general changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which the Group operates, any of which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

(ii)	external bodies applying or interpreting standards, laws, regulations or contracts differently to the Group;

(iii)	an uncertain and rapidly evolving prudential regulatory environment which could materially adversely affect the Group’s ability to maintain liquidity and increase its funding costs;

(iv)	changes in competitive and pricing environments, including markets investigations, or one or more of the Group’s regulators intervening to mandate the pricing of the Group’s products, as a consumer protection measure;

(v)	one or more of the Group’s regulators intervening to prevent or delay the launch of a product or service, or prohibiting an existing product or service;

(vi)	further requirements relating to financial reporting, corporate governance, corporate structure and conduct of business and employee compensation;

(vii)	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;

(viii)	changes to regulation and legislation relating to economic and trading sanctions, money laundering and terrorist financing; and

(ix)	regulatory changes which influence business strategy, particularly the rate of growth of the business, or which impose conditions on the sales and servicing of products, which have the effect of making such products unprofitable or unattractive to sell.

With respect to the State Aid commitments agreed with the European Commission by the Group under the State Aid regime in 2009, the Group has satisfied all material structural and behavioural commitments following the successful carve-out and disposal of TSB and non-core asset reductions. The Group is therefore no longer subject to restrictive behavioural commitments including the constraint on acquisitions, but the Group continues to be bound by two remaining limited ancillary commitments which means that the Group remains subject to supervision by the European Commission with respect to these commitments until they cease to have effect on or before June 2017.

For more detail on the changing prudential regulatory environment see “—Regulatory and Legal Risks—The Group faces risks associated with an uncertain and rapidly evolving international prudential, legal and regulatory environment”.

The Group faces risks associated with an uncertain and rapidly evolving international prudential, legal and regulatory environment.

The Group’s borrowing costs and access to capital markets, as well as its ability to lend or carry out certain aspects of its business, could be affected by prudential regulatory developments, including (i) amendments to the Financial Services and Markets Act 2000 (the “FSMA”) introduced by the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act”) along with secondary legislation and Prudential Regulation Authority (PRA)/Financial Conduct Authority (FCA) rules made under the Banking Reform Act; (ii) amendments to the EU legislation comprising the Capital Requirements Directive and the Capital Requirements Regulation (CRD IV), effective from 1 January 2014, or implementation of CRD IV in the UK; (iii) evolving European and global prudential and regulatory changes; and (iv) regulatory changes in the U.S.

BANKING REFORM ACT

The Banking Reform Act received Royal Assent on 18 December 2013. The Banking Reform Act’s measures contain provisions with respect to, amongst other things (i) ring-fencing domestic retail banking services of UK banks, and (ii) the new Senior Managers and Certification Regime (SMCR).

RING-FENCING

The Banking Reform Act, secondary legislation and PRA/FCA rules made under the Banking Reform Act have enacted amendments to the FSMA that require UK banking groups (such as the Group) with more than £25 billion (on a Groupwide basis) of core deposits (defined as “ring-fenced bodies” or “RFBs”) to separate retail banking activities – particularly deposit-taking and associated services – from certain prohibited forms of activity, including (i) dealing in investments; (ii) incurring exposures to relevant financial institutions (which include, amongst others, credit institutions (other than RFBs), investment firms and alternative investment funds (subject to certain limited exceptions)); (iii) participating in an inter-bank payment system other than as a direct member (subject to certain limited exceptions); and (iv) having non-EEA branches or subsidiaries. RFBs are also subject to regulations governing how pension arrangements can be managed, following the implementation of ring-fencing.

The PRA and FCA are required by the Banking Reform Act to implement Ring-fencing rules (the “Ring-fencing Rules”) by 1 January 2019, with the deadline for implementing changes to the Group’s pension scheme being 1 January 2026. The PRA has published consultation papers covering: (i) the legal structure of an RFB and its wider group; (ii) the governance arrangements for an RFB; (iii) the continuity of services and facilities; (iv) prudential requirements applicable to the RFB sub-group; (v) intra-group arrangements; (vi) the use of financial market infrastructure by RFBs; and (vii) reporting requirements regarding compliance with the Ring-fencing regime, including an RFBs’ reliance on any exemptions to the excluded activities and

RISK FACTORS

prohibitions under secondary legislation. RFBs are able to apply for waivers of the Ring-fencing Rules in accordance with the statutory procedure for waivers set out in FSMA. In May 2015, the PRA published near-final rules covering items (i) through (iv) above. The PRA and FCA have also been granted powers to impose certain restructuring requirements on RFBs, their parent undertakings and certain other regulated entities within an RFB’s group if, in broad terms, the financial stability of the RFB is deemed to be at risk.

Whilst the Ring-fencing Rules and other guidance are not yet in final form, it is expected that the implementation of the Ring-fencing Rules will have an impact on the Group’s structure, governance arrangements, business and reporting models, operations, costs and financing arrangements. The Group expects that due to the implementation of this legislation, it will be required to reorganise its business, however, the full extent of changes required by the Group under the Ring-fencing Rules is not yet known. The Group is actively engaged with Her Majesty’s Treasury (HM Treasury), the PRA and FCA to ensure that it is able to fully implement the restructuring required to implement Ring-fencing by the January 2019 deadline. As required under the PRA’s second consultation paper, the Group submitted its latest implementation plan to the PRA and FCA in early 2016. In addition, the Group will become subject to the expanded oversight powers granted to HM Treasury, the PRA and the FCA under the Banking Reform Act from 1 January 2019.

SENIOR MANAGERS AND CERTIFICATION REGIME (SMCR)

The SMCR is a new regime which will replace the approved persons regime for deposit takers and other PRA designated firms. The SMCR will come into force on 7 March 2016. The SMCR comprises a number of elements, including the senior managers’ regime, the certification regime and the conduct rules, which could potentially be expanded by changes proposed by the Bank of England and the Financial Services Bill 2015/16. The Group could be exposed to additional risk or loss if it is unable to comply with the requirements arising from the SMCR or if doing so imposes significant demands on the attention of management.

CAPITAL REQUIREMENTS REGULATION

In 2012, the Basel Committee on Banking Supervision (the “Basel Committee”) approved significant changes to the regulatory framework applicable to the Group, including new capital and liquidity requirements intended to reinforce capital standards and to establish minimum liquidity standards for credit institutions (such changes being commonly referred to as “Basel III”). The Basel III changes refer to, amongst other things, (i) new requirements for a bank’s capital base, (ii) measures to strengthen capital requirements for counterparty credit exposures arising from certain transactions, (iii) the introduction of a leverage ratio and (iv) short-term and longer-term standards for funding and liquidity.

The Basel III reform package has been implemented in Europe through CRD IV. Full implementation began from 1 January 2014, with particular elements being phased in over a period of time, to be fully effective by 2024.

As a European regulation, the Capital Requirements Regulation is directly applicable in the UK and the Group is subject to its requirements. In December 2013, the PRA published its principal statement of policy, setting out the PRA rules in order to implement the Capital Requirements Directive in the UK.

The CRD IV regime is expected to continue to evolve as a result of further changes agreed by EU legislators, binding regulatory technical standards and guidelines to be developed by the European Banking Authority (EBA) and changes to the way in which the PRA interprets and applies these requirements to UK financial institutions. Whilst the Group does not anticipate any material change to capital requirements as a consequence of the EBA regulatory technical standards and guidelines there is a risk that this may not be the case.

CRD IV introduced a number of new capital buffers to provide further capital cushions for additional risks that financial institutions may be subject to. These buffers will be fully phased in by 1 January 2019 and comprise: (i) a capital conservation buffer; (ii) a time-varying counter-cyclical capital buffer; (iii) buffers applicable to global systemically important banks (G-SIBs); (iv) buffers applicable to other systematically important banks; and (v) a systemic risk buffer (SRB). The Group is not currently categorised as a G-SIB for which the Financial Stability Board (FSB) has set buffer rates. However, within the UK, the Bank of England’s Financial Policy Committee (FPC) issued a consultation paper in January 2016 on the domestic SRB framework that will apply to the Group’s RFB sub-group, with a finalised framework to be published in 2016.

Under CRD IV Article 141, institutions that fail to meet their “combined buffer requirements” (consisting of buffers (i), (ii), and the higher of (iii), (iv) and (v)) will be subject to restrictions on making “discretionary payments”. These restrictions are scaled according to the extent of the breach and result in a “maximum distributable amount” in each relevant period.

As there are still aspects of the Group’s capital buffer requirements which are still to be determined, investors may not be able to predict accurately the risk of dividends on ordinary shares or distributions on other securities being prohibited or restricted as a result of Article 141.

In December 2015, the FPC released a supplement to its Financial Stability Report on the framework of capital requirements for UK banks. The supplement outlined the FPC’s final views on the overall calibration of the UK capital framework and described how the framework of capital requirements for UK banks is expected to transition from its current state to its end point in 2019, as well as ongoing work to refine requirements during that transition period. In this supplement, the FPC set out its strategy for the time-varying counter-cyclical buffer which will be applied to a bank’s UK exposures. The rate is currently set at 0 per cent and the FPC have indicated that it expects to set a counter-cyclical capital buffer rate in the region of 1 per cent of risk-weighted assets when risks are judged to be neither subdued nor elevated but the rate can be set in excess of this level. There is a risk that the countercyclical buffer could lead to an increase in capital requirements applicable to the Group.

The FPC supplement also set out how the PRA intends to set a PRA buffer for individual banks which is the minimum level of capital buffer required by the PRA. The PRA buffer is confidential between the Group and the PRA and can be set at a level in excess of the combined buffer requirements and any further sectoral capital measures that the PRA has imposed. As a result, investors may not be able to predict accurately the risk of dividends on ordinary shares or distributions on other securities being restricted as a result of the PRA buffer.

In addition to the risk based capital framework, the Group is also subject to minimum requirements under the UK leverage framework. Currently, the UK leverage ratio framework does not give rise to higher capital requirements for the Group than the risk-based capital framework but there is a risk that it could do so as a result of a change in the Group’s financial position or a strengthening of the regulatory requirements (which are expected to be calibrated by 2017).

The Group will monitor the ongoing changes to the capital framework which may affect the Group’s financial position or require the strengthening of regulatory requirements.

RISK FACTORS

EVOLVING EUROPEAN AND GLOBAL PRUDENTIAL AND REGULATORY CHANGES

More generally and in the longer term, the Basel Committee is considering revisions to Basel III including: credit risk capital requirements and capital floors; operational risk capital requirements; capital requirements covering credit valuation adjustments and potentially new Pillar 1 requirements for interest rate risk in the banking book. However, it is still too early to understand the full impact of these reforms.

In addition, the EBA issued a consultation paper to implement a Minimum Requirement for Own Funds and Eligible Liabilities (MREL), which will apply to EU financial institutions and cover capital and debt instruments that are capable of being written-down or converted to equity in order to prevent a financial institution from failing in a crisis. In December 2015, ahead of its powers to set MREL coming into force on 1 January 2016, the Bank of England published a consultation on its approach to setting MREL. The Bank of England has stated that it expects to set consolidated MREL in 2016 no higher than institutions’ current regulatory minimum capital requirements. For most institutions, the Bank of England proposes to set a final MREL conformance date of 1 January 2020 with MREL requirements transitioning up to that date. The PRA has also separately stated that financial institutions should expect the PRA to investigate whether any financial institution in breach of its MREL requirement is failing, or likely to fail, to satisfy the threshold conditions for authorisation, with a view to taking further action as necessary. There is a risk that the final MREL requirements and the UK implementation of them may create an unexpected adverse impact upon the amount, mix and associated cost of the Group’s capital and eligible debt of the Group.

Following the report of the European Commission’s high-level expert group on banking structural reform chaired by Erkki Liikanen (the “Liikanen Report”), published in 2012, structural reform measures that are similar to some of those contained in the Banking Reform Act are also under consideration.

European Regulation 648/2012, known as the European Market Infrastructure Regulation (EMIR), introduces new requirements to improve transparency and reduce the risks associated with the derivatives market. EMIR came into force on 16 August 2012 and when it fully comes into effect, EMIR will require entities that enter into any form of derivative contract, including interest rate, foreign exchange, equity, credit and commodity derivatives, to: (i) report every derivative contract entered into to a trade repository; (ii) implement new risk management standards (including operational processes and margining) for all bilateral over the counter (OTC) derivative trades that are not cleared by a central counterparty; and (iii) clear, through a central counterparty, OTC derivatives that are subject to a mandatory clearing obligation. Some of the requirements under EMIR (such as some clearing requirements) have yet to come into effect. The first clearing obligations for certain interest rate derivatives will apply from 21 June 2016 (but are subject to a number of phasing in provisions). Variation margin requirements for uncleared trades are expected to come into effect from 1 September 2016 for major market participants and on 1 March 2017 for all other counterparties. Initial margin requirements are expected to be phased in between 1 September 2016 and 1 September 2020. Although uncertainty remains about some of the final details, impact and timing of these requirements, the Group expects that there will be additional costs and limitations on the Group’s business resulting from these requirements.

Significant regulatory initiatives from the U.S. impacting the Group include the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which provides a broad framework for significant regulatory changes that extend to almost every area of U.S. financial regulation, which could have an adverse effect on the Group’s businesses. For example, final rules implementing the Volcker Rule came into effect from 22 July 2015, including prohibitions on certain types of proprietary trading by the Group, and limiting its ability to make investments in and sponsor certain private equity funds and hedge funds, subject to certain extensions for the Group to bring its activities into full compliance. Although uncertainty remains about some of the final details, impact and timing of the Dodd-Frank Act’s implementing regulations, there will be additional costs and limitations on the Group’s business resulting from both the finalised and pending regulatory initiatives, including the final rules imposing registration and other requirements on entities that engage in derivatives activities.

The full impact of the derivative market regulations on the Group remains unclear, and could have a materially adverse effect on the Group’s results, operations, financial condition or prospects. In particular, the costs of complying with the regulations are expected to be burdensome, giving rise to additional expenses that may have an adverse impact on the Group’s financial condition. Additionally, such regulations could make it more difficult and expensive to conduct hedging and trading activities. As a result of these increased costs, the regulation of the derivative markets may also result in the Group deciding to reduce its activity in these markets.

It is difficult to predict how and in what final form many of the regulatory changes described herein will be implemented and what financial obligations may be imposed in relation thereto. While the Group continues to work closely with regulatory authorities and industry associations to ensure that it is able to identify and respond to proposed regulatory changes, the Group could be exposed to additional risk of loss if it is unable to comply with the requirements arising from these regulations or if doing so imposes significant demands on the attention of management. Depending on the specific nature of the requirements and how they are enforced, such changes could have a significant impact on the Group’s operations, business prospects, structure, costs and/or capital requirements including changes to how the Group and its businesses are capitalised and funded, distribution of capital, reducing weighted assets, modifying legal entity structure and changing the Group’s business mix to strengthen the Group’s capital position.

The Group and its UK subsidiaries may become subject to the provisions of the Banking Act 2009, as amended, which could have an adverse impact on the Group’s business.

Under the Banking Act 2009 as amended (the “Banking Act”), substantial powers have been granted to HM Treasury, the Bank of England and the PRA and FCA (together, the “Authorities”) as part of the special resolution regime (the “SRR”). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits pursuant to Part 4A of the FSMA that are failing or are likely to fail to satisfy certain threshold conditions (within the meaning of Section 55B of the FSMA). The SRR consists of five stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established and wholly owned by the Bank of England; (iii) transfer all or part of the relevant entity or “bridge bank” to an asset management vehicle; (iv) making of one or more resolution instruments by the Bank of England; and (v) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. The SRR also provides for two new insolvency and administration procedures for relevant entities. Certain ancillary powers include the power to modify certain contractual arrangements in certain circumstances.

In addition, the Group’s costs of doing business may increase by amendments made to the Banking Act in relation to deposits covered by the UK Financial Services Compensation Scheme (the “FSCS”). The Group contributes to compensation schemes such as the FSCS in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. Further provisions in respect of these costs are likely to be necessary in the future. The ultimate cost to the industry, which will also include the cost of any compensation payments made by the FSCS and, if necessary, the cost of meeting any shortfall after recoveries on the borrowings entered into by the FSCS, remains uncertain but may be significant and may have a material effect on the Group’s business, results of operations or financial condition.

RISK FACTORS

EU Directive 2014/59/EU establishing an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “BRRD”), entered into force on 2 July 2014 and in the UK, the Banking Reform Act made provision for certain aspects of the “bail-in” power. Under the “bail-in power”, before insolvency proceedings, regulators would have the power to impose losses on holders of regulatory capital securities, senior bondholders and/or other creditors while potentially leaving untouched certain other classes of excluded creditors; generally losses are to be taken in accordance with the priority of claims under normal insolvency proceedings. Bail-in is expected to apply to all of the Group’s unsecured senior and subordinated debt instruments with a remaining maturity of greater than seven days. The stated aim of the BRRD is to provide authorities designated by Member States to apply the resolution tools and exercise the resolution powers set forth in the BRRD (the “resolution authorities”) with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses. The powers granted to resolution authorities under the BRRD include, but are not limited to: (i) a “write-down and conversion power” relating to Tier 1 and Tier 2 capital instruments and (ii) a “bail-in” power relating to eligible liabilities (including the capital instruments and senior debt securities issued by the Group). Such powers give resolution authorities the ability to write-down or write-off all or a portion of the claims of certain unsecured creditors of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving group entity, if any. Such resulting ordinary shares may be subject to severe dilution, transfer for no consideration, write-down or write-off. Such powers were implemented in the UK with effect from 1 January 2015.

The conditions for use of the bail-in power are, in summary, that (i) the regulator determines that the bank is failing or likely to fail, (ii) having regard to timing and other relevant circumstances, it is not reasonably likely that (ignoring the stabilisation powers) action will be taken by or in respect of the bank to avoid the failure of the bank, (iii) the relevant UK resolution authority determines that it is necessary having regard to the public interest to exercise the bail-in power in the advancement of one of the statutory objectives of resolution and (iv) one or more of those objectives would not be met to the same extent by the winding up of the bank. The Banking Act and secondary legislation made thereunder provides certain other limited safeguards for creditors in specific circumstances. The ‘no creditor worse off’ safeguard contained in the Banking Act may not apply in relation to an application of the write-down and conversion power in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation. The exercise of mandatory write-down and conversion power under the Banking Act or any suggestion of such exercise could, therefore, materially adversely affect the rights of the holders of equity and debt securities and the price or value of their investment and/or the ability of the Group to satisfy its obligations under such debt securities.

In addition to the provisions described above, it is possible that the exercise of other powers under the Banking Act to resolve failing banks in the UK and give the authorities powers to amend the terms of contracts (for example, varying the maturity of a debt instrument) and to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers could have a material adverse effect on the rights of holders of the equity and debt securities issued by the Group, including through a material adverse effect on the price of such securities. The Banking Act also gives the Bank of England the power to override, vary or impose contractual obligations between a UK bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.

The determination that securities and other obligations issued by the Group will be subject to write-down, conversion or bail-in is likely to be inherently unpredictable and may depend on a number of factors which may be outside of the Group’s control. This determination will also be made by the relevant UK resolution authority and there may be many factors, including factors not directly related to the bank or the Group, which could result in such a determination. Because of this inherent uncertainty and given that both BRRD and the relevant provisions of the Banking Act remain untested in practice, it will be difficult to predict when, if at all, the exercise of a bail-in power may occur which would result in a principal write-off or conversion to other securities, including the ordinary shares of the Company. Moreover, as the criteria that the relevant UK resolution authority will be obliged to consider in exercising any bail-in power provide it with considerable discretion, holders of the securities issued by the Group may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and consequently its potential effect on the Group and the securities issued by the Group. Potential investors in the securities issued by the Group should consider the risk that a holder may lose all of its investment, including the principal amount plus any accrued interest, if such statutory loss absorption measures are acted upon. The BRRD and applicable state aid rules provide that, other than in certain limited circumstances set out in the BRRD, extraordinary governmental financial support will only be available to the Group as a last resort once the write down and conversion powers and resolution tools referred to above have been exploited to the maximum extent possible.

Holders of the Group’s securities may have limited rights or no rights to challenge any decision of the relevant UK resolution authority to exercise the UK bail-in power or to have that decision reviewed by a judicial or administrative process or otherwise. Accordingly, trading behaviour in respect of such securities is not necessarily expected to follow the trading behaviour associated with other types of securities that are not subject to such recovery and resolution powers. Potential investors in securities issued by the Group should consider the risk that a holder of such securities may lose all of its investment, including (in the case of debt securities) the principal amount plus any accrued and unpaid interest, if such statutory loss absorption measures are acted upon or if that senior debt instruments may be converted into Lloyds Banking Group plc ordinary shares. Further, the introduction or amendment of such recovery and resolution powers, and/or any implication or anticipation that they may be used, may have a significant adverse effect on the market price of such securities, even if such powers are not used.

The Group faces risks associated with its compliance with a wide range of laws and regulations.

The Group is exposed to various forms of legal and regulatory risk, including:

(i)	certain aspects of the Group’s activities and business may be determined by the relevant authorities, the Financial Ombudsman Service (the “FOS”) or the courts not to have been conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the Ombudsman’s opinion;

(ii)	the possibility of alleged misselling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of the Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions;

(iii)	compliance with a new PRA and FCA whistleblowing regime, by 7 September 2016, including rules which require certain deposit-holding entities, including those within the Group, to appoint a senior manager (under the SMCR) by 7 March 2016 who will be responsible for oversight of whistleblowing policies and an internal annual report on whistleblowing, as well as to implement various policies and procedures related to internal and external reporting, internal awareness, confidentiality and related areas;

(iv)	contractual and other obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;
210

RISK FACTORS

(v)	the intellectual property of the Group (such as trade names) may not be adequately protected;

(vi)	the Group may be liable for damages to third parties harmed by the conduct of its business;

(vii)	the risk of regulatory proceedings and private litigation, arising out of regulatory investigations or otherwise (brought by individuals or groups of plaintiffs) in the UK and other jurisdictions;

(viii)	risks related to a new regulatory and reporting regime under the Modern Slavery Act 2015, which (a) consolidates existing criminal offences for slavery and trafficking and creates two new civil orders to allow courts to intervene before a crime has occurred, and (b) will require the Group to prepare and publish a statement each year, starting for the 2016 financial year, describing the steps being undertaken to ensure that slavery and human trafficking are not taking place in any of its supply chains and in any part of its own business; and

(ix)	the transfer of responsibility for regulating consumer credit from the OFT to the FCA. The FCA’s approach to date has focused, and is expected to continue to focus, on higher risk groups, and the FCA has the ability to undertake its own enforcement actions. The FCA’s consumer credit sourcebook (CONC) is its basis for compliance and enforcement. Additionally, the Group is subject to the Consumer Credit Act 1974 (the “CCA”), which regulates a wide range of credit agreements. If requirements under the CCA as to licensing of lenders or brokers or entering into and documenting a credit agreement are not, or have not been met, the relevant agreement may not be enforceable against the borrower.

Regulatory and legal actions pose a number of risks to the Group, including substantial monetary damages or fines, the amounts of which are difficult to predict and may exceed the amount of provisions set aside to cover such risks. In addition, including as a result of regulatory actions, the Group may be subject to other penalties and injunctive relief, civil or private litigation arising out of a regulatory investigation or otherwise, the potential for criminal prosecution in certain circumstances and regulatory restrictions on the Group’s business, all of which can have a negative effect on the Group’s reputation. Any of these risks could have an adverse impact on the Group’s operations, financial condition, results of operations or prospects and the confidence of customers in the Group, as well as taking a significant amount of management time and resources away from the implementation of the Group’s strategy.

The Group’s operations also expose it to various forms of reputational impacts. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group’s financial performance, the level of direct and indirect government support, actual or perceived practices in the banking and financial industry, or allegations of misconduct. Negative public opinion may adversely affect the Group’s ability to keep and attract customers, which may result in a material adverse effect on the Group’s financial condition, results of operations or prospects. Negative public opinion referenced in the media as “lack of trust” in banking can be impacted by actions of competitors across the industry as well as actions by the Group. Regaining the trust of customers and the public is a key objective of the Group.

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

The Group faces risks associated with the high level of scrutiny of the treatment of customers by financial institutions from regulatory bodies, the media and politicians.

The Group’s operations, in particular related to its treatment of customers, are subject to supervision by the FCA and other regulatory authorities. In recent periods, the UK banking industry has been subject to heightened attention from these regulatory authorities, as well as the press and the UK Government. The FCA in particular continues to focus on conduct of business issues through its supervision activities and its establishment of a new Payment Systems Regulator. Other regulatory efforts include the implementation of the UK Mortgage Market Review (MMR) in April 2014, which now requires lenders to obtain evidence of borrowers’ income so as to ensure that they can afford a mortgage, including with respect to potential interest rate rises. The Bank of England is currently implementing limitations on the ability of lenders to provide high loan-to-income mortgages. Increased scrutiny or regulatory development in these areas could materially affect the Group’s operation of its business and/or have a material adverse effect on the Group’s business, results of operations or financial condition. Alongside these changes, the FCA may consider various adjustments to the MMR or other legislation in order to align it with the Mortgage Credit Directive (2014/17/EU) (MCD), which comes into force on 21 March 2016, including (i) introducing the European Standardised Information Sheet, which is a new product disclosure document to be provided to customers, (ii) requiring firms to calculate both an annual percentage rate of charge (APRC) according to the method set out in the MCD as well as a second APRC for variable-rate mortgage products, and (iii) widening the scope of UK mortgage regulation to include properties located across the EEA, as well as certain buy-to-let mortgages and second charge lending.

Additionally, the Group is subject to the Markets in Financial Instruments Directive (MiFID) and its various implementing measures, which together regulate the provision of “investment services and activities” in relation to a range of customer-related areas, including customer classification, conflicts of interest, client order handling, investment research and financial analysis, suitability and appropriateness, transparency obligations and transaction reporting. MiFID is in the process of being replaced by a revised directive (MiFID II) and a new regulation (Markets in Financial Instruments Regulation or “MiFIR”), which entered into force on 2 July 2014. The changes to MiFID include expanded supervisory powers that include the ability to ban specific products, services or practices. While the majority of the provisions of MiFID II and MiFIR and the implementing laws and regulations are currently scheduled to apply from 3 January 2017, the Group has commenced work to meet anticipated requirements. However, it is now anticipated that the deadline for implementation will be pushed back by one year until January 2018. If the Group incurs substantial expenses associated with compliance, ongoing compliance imposes significant demands on the attention of management that result in other areas of the Group’s business not receiving sufficient management attention, or if particular products, services or practices are banned, the Group’s results of operations could be materially adversely affected.

The Group is also subject to European regulation on customer deposits. On 12 June 2014, the Deposit Guarantee Schemes Directive (2014/49/EU) (recast DGSD) was published in the Official Journal of the EU, which replaced Directive 94/19/EC on Deposit Guarantee Schemes (the “EU DGSD”). As required by the recast DGSD, the UK introduced a compliant deposit guarantee scheme (DGS) that:

•	gives a preference in liquidation or resolution to deposits made by retail customers and SMEs over other senior creditors;

•	sets out the rights of eligible depositors (typically retail customers) to compensation, and repayment circumstances and procedures by the DGS, covering the unavailability of any deposit, up to aggregate deposits of €100,000;
211

RISK FACTORS

•	places obligations on credit institutions, in particular, requirements to provide specified information to depositors (and potential depositors) on their rights to compensation under the DGS; and

•	sets out provisions on the financing of DGSs, including target funding levels and contribution amounts by credit institutions.

In addition, increasing regulatory scrutiny under EU Data Protection Regulation may limit the extent to which customer data can be used to support the Group achieving its strategic objectives.

The financial impact of legal proceedings and regulatory risks might be material but is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances, as has been the case in respect of payment protection insurance (PPI) redress payments.

Where provisions have already been taken in published financial statements of the Group or results announcements for ongoing legal or regulatory matters, these have been recognised, in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.

The Group increased provisions for expected PPI costs by a further £1.4 billion in the first six months of 2015 and by £2.6 billion in the second half of 2015. This brings the total amount provided for at the end of 2015 to £16.0 billion, of which £3.5 billion remains unutilised with approximately £3.0 billion relating to reactive complaints and administration costs. The unutilised provision comprises elements to cover the Past Business Review, remediation activity and future reactive complaints. Provisions have not been taken where no obligation (as defined in IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”) has been established, whether associated with a known or potential future litigation or regulatory matter. Accordingly, an adverse decision in any such matters could result in significant losses to the Group which have not been provided for. Such losses would have an adverse impact on the Group’s financial condition and operations.

In November 2014, the Supreme Court ruled in Plevin v Paragon Finance Limited [2014] UKSC 61 that failure to disclose to a customer a “high” commission payment on a single premium PPI policy sold with a consumer credit agreement created an unfair relationship between the lender and the borrower under s140 of the Consumer Credit Act 1974. It did not define a tipping point above which commission was deemed “high”. The disclosure of commission was not a requirement of the FSA’s (now FCA’s) Insurance: Conduct of Business sourcebook rules for the sale of general insurance (including PPI). The industry, the FCA and the FOS are considering the broader impacts of this decision but there is no current definitive view. Permission to appeal the redress outcome in the Plevin case was refused by the Court of Appeal in July 2015 and by the President of the Family Division in November 2015.

On 2 October 2015, the FCA announced a decision to consult on the introduction of a deadline by which consumers would need to make their PPI complaints or lose their right to have them assessed. The deadline would fall two years from the date the proposed rules come into force, which is not anticipated to be before spring 2016. The FCA’s announcement also includes a decision to consult on rules and guidance about how firms should handle PPI complaints fairly in light of the Plevin judgement discussed above. The proposed deadline would also apply to the handling of these complaints. It is anticipated that if the proposed introduction of a deadline takes place, it could encourage eligible consumers to bring their claims early and result in a greater number of potential complaints presented to the Group than would have otherwise been expected during such period in the absence of a deadline for having complaints assessed, which could result in increased remediation and administrative costs in relation to such claims. The consultation was published on 26 November 2015 and was open until 26 February 2016. Thereafter the FCA will consider the responses received before making final rules. The deadline proposed by the FCA and the outcome of its consultation on the impact of the Plevin case on the handling of PPI complaints and remediation could have a material adverse effect on the Group’s reputation, business, financial condition, results of operations and prospects.

BUSINESS AND ECONOMIC RISKS

The Group’s businesses are subject to inherent and indirect risks arising from general macro-economic conditions in the UK, the Eurozone and globally, and the instability of the financial markets.

The Group’s businesses are subject to inherent and indirect risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the UK, where the Group’s earnings are predominantly generated and the Group’s operations are increasingly concentrated following the strategic reduction of its international presence. The Group may have credit exposure in countries outside the UK even if it does not have a presence in such countries. Although economic indicators in the UK have performed steadily in recent quarters, any significant macro-economic deterioration in the UK and/or other economies in which the Group operates or has legacy business, could have a material adverse effect on the results of operations, financial condition or prospects of the Group, as could political uncertainty within the UK, whether caused by the EU referendum, continuing EU membership, or otherwise. Additionally, the profitability of the Group’s businesses could be affected by market factors such as unemployment, which has fallen to pre-crisis levels, however this trend could reverse. Lack of continued growth, or reduced economic growth, in the UK, changes in interest rates (and the timing, quantum and pace of those changes as well as the possibility of further reductions in interest rates (including negative interest rates)), reduced corporate profitability, reduced personal income levels, fluctuations in commodity prices, changes in foreign exchange rates, reduced UK Government and/or consumer expenditure, slowdown in global economic growth (which includes existing concerns over growth and the macroeconomic environment in China and emerging markets) and the general macroeconomic environment, increased personal or corporate and SME insolvency rates, increased tenant defaults or increased interest rates may reduce borrowers’ ability to repay loans and may cause prices of residential or commercial real estate or other asset prices to fall further, thereby reducing the collateral value on many of the Group’s assets. These, in turn, could cause increased impairments and/or fair value adjustments.

In addition to the possibility of macro-economic deterioration, particularly in the Eurozone, any increase of financial market instability including any increase in credit spreads may represent further risk to the Group’s business. The outlook for global growth remains uncertain due to issues such as geopolitical tensions (i.e. the Syrian crisis, fallout from Ukraine/Russia, Middle Eastern instability, any impact from the U.S. presidential election), the slow-down of growth rates in Asia, China, and in emerging markets generally. The Group has significant exposures, particularly by way of loans, in a number of overseas jurisdictions, notably Europe, the U.S and beyond, and is therefore subject to various risks relating to the stability of these financial markets. The global financial system has suffered considerable turbulence and uncertainty in recent years and, despite recent growth in the UK and U.S., the outlook for the global economy over the near to medium term remains challenging.

In the Eurozone, the pace of economic recovery remains slow following the global recession. Relatively weak growth and deflationary pressures, together with high levels of private and public debt, outstanding weaknesses in the financial sector and reform fatigue, also remain a concern. The possibility of prolonged low growth in the Eurozone could stall the UK’s own economic recovery, given the extensive economic and financial linkages

RISK FACTORS

between the UK and the Eurozone. The UK’s trade and current account balances with the Eurozone would be likely to deteriorate further, negatively affecting UK growth and the possibility of the UK leaving the EU could have a further negative impact. The latest Greek bailout agreement has reduced the risk of Greece’s exit from the Eurozone in the near term but has not solved longer term concerns around debt level sustainability.

In addition, developing macro-economic uncertainty in markets in China and throughout Asia, in particular the currency exchange rate intervention and market volatility seen in China, and other emerging markets could pose threats to global economic recovery. Financial markets may experience renewed periods of volatility, especially given the recent instability in oil and other commodity prices impacting corporates and emerging markets dependent on the oil and gas sector and potentially triggering deflation or stagflation, with a return of a risk of contagion, which may place new strains on funding markets. Further, the slowdown in emerging markets could impact corporate debt levels more widely, and external debt levels are higher now in emerging markets than before the global financial crisis, which could lead to higher levels of defaults and non-performing loans, in particular in an environment of rising interest rates.

The Group has credit exposure to SMEs and corporates, financial institutions, sovereigns and securities which may have material direct and indirect exposures in the Eurozone countries and other international countries. With the exception of the Group’s retail lending exposures in the Republic of Ireland, its direct credit exposure to the peripheral Eurozone countries through sovereign and private sector exposure is relatively small and has been managed steadily downward since 2008.

Nonetheless, any default on the sovereign debt of these countries and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could have a material adverse effect on the Group’s business. The exit of a member state from the European Monetary Union (the “EMU”) could result in deterioration in the economic and financial environment in the UK and Eurozone that would materially affect the capital and the funding position of participants in the banking industry, including the Group. This could also give rise to operational disruptions to the Group’s business.

Examples of indirect risks to the Group associated with the Eurozone which have been identified are: European banking groups with lending and other exposures to certain Eurozone countries; corporate customers with operations or significant trade in certain European jurisdictions; major travel operators and airlines known to operate in certain Eurozone countries; and international banks with custodian operations based in certain European locations. Adverse developments relating to these sectors, or banking groups could negatively impact the Group’s business, results of operations or financial condition, by increasing the risk of defaults.

The risk of the UK leaving the EU has risen with the Government’s commitment to holding a referendum by the end of 2017 on continuing EU membership (expected to be held on 23 June 2016). The effects on the UK and European and global economy of the exit of one or more European Union Member States from the EMU, or the EU, or the redenomination of financial instruments from the Euro to a different currency, are impossible to predict and protect fully against in view of (i) economic and financial instability in the Eurozone and potentially in the UK, (ii) the severity of the recent global financial crisis, (iii) difficulties in predicting whether the current signs of recovery will be sustained and at what rate, (iv) the uncertain legal position, and (v) the fact that many of the risks related to the business are totally, or in part, outside the control of the Group. However, if any such events were to occur, they may result in (a) significant market dislocation, (b) heightened counterparty risk, (c) an adverse effect on the management of market risk and, in particular, asset and liability management due, in part, to redenomination of financial assets and liabilities, (d) a material adverse effect on the results of operations, financial condition or prospects of the Group, (e) an indirect risk of counterparty failure, or (f) further political uncertainty in the UK. Any adverse changes affecting the economies of the countries in which the Group has significant direct and indirect credit exposures, including those discussed above and any further deterioration in global macro-economic conditions, could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

Furthermore, any uncertainty in the UK arising from the risk of the UK leaving the European Union could be exacerbated should the possibility of a further Scottish independence referendum be resurrected. There is no guarantee that the EU referendum debate will not cause a follow-up Scottish referendum to be considered, causing further uncertainty and risks to the Group.

Any tightening of monetary policy in jurisdictions in which the Group operates could affect the financial condition of its customers, clients and counterparties, including governments and other financial institutions, which could in turn adversely affect the Group’s results of operations.

Quantitative easing measures implemented by major central banks, adopted alongside record low interest rates to support recovery from the global financial crisis, have arguably helped loosen financial conditions and reduce borrowing costs. Accommodative policies may have led to the emergence of asset and liquidity bubbles that are vulnerable to deflating rapidly as financial conditions tighten, causing losses to investors and increasing the risk of default on the Group’s exposure to these sectors.

Whilst the U.S Federal Reserve increased its policy rates in December 2015, they may seek to keep rates on hold, or even reverse the increase. It remains unclear whether other major central banks, including the Bank of England, will begin to raise their policy interest rates in the near term. Given the current disinflationary global environment and uncertain outlook for emerging market growth, it is possible that policy interest rate increases may not occur and some central banks, such as the ECB, may seek to loosen policy further.

Although uncertainty remains about the timing of any increases by central banks, it is possible that any increase in interest rates may lead to increasing levels of defaults by the Group’s customers. Monetary policy has been highly accommodative in recent years, including the Bank of England and HM Treasury “Funding for Lending” scheme and the “Help to Buy” programme in the UK, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. Such a long period of stimulus has increased uncertainty over the impact of its reduction, including the possibility of a withdrawal of such programmes which could lead to generally weaker than expected growth, or even contracting GDP, reduced business and consumer confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, potentially higher interest rates and falling property prices in the markets in which the Group operates, and consequently to an increase in delinquency rates and default rates among its customers. Similar risks result from the exceptionally low level of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity. The adverse impact on the credit quality of the Group’s customers and counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets and higher levels of impairment allowances, which could have an adverse effect on the Group’s operations, financial condition or prospects. The Group has credit exposure to SMEs and corporate, financial institutions, sovereigns and securities which may have material direct and indirect exposures in the Eurozone countries. Any default on the sovereign debt of these countries and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could have a material adverse effect on the Group’s business.

RISK FACTORS

Accommodative credit conditions in some areas since the global financial crisis have led to a build-up of debt, with private sector corporate debt in emerging markets growing particularly fast. Emerging market currency depreciation and the rise in U.S. interest rates may result in increasing difficulties in servicing this higher debt, especially debt that is denominated in U.S. dollars, possibly leading to debt defaults, which may negatively affect economic growth in emerging markets or globally.

The Group’s businesses are inherently subject to the risk of market fluctuations, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group.

The Group’s businesses are inherently subject to risks in financial markets and in the wider economy, including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that its customers act in a manner which is inconsistent with the Group’s business, pricing and hedging assumptions. Movements in these markets will continue to have a significant impact on the Group in a number of key areas.

For example, adverse market movements have had and would have an adverse effect, which could be material, upon the financial condition of the defined benefit pension schemes of the Group. The schemes’ main exposures are to real rate risk and credit spread risk. These risks arise from two main sources: the “AA” corporate bond liability discount rate and asset holdings.

Banking and trading activities that are undertaken by the Group are also subject to market movements, including interest rate risk, foreign exchange risk, inflation risk and credit spread risk. For example, changes in interest rate levels, interbank margins over official rates, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. The potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits may restrict the Group in its ability to change interest rates applying to customers in response to changes in official and wholesale market rates. The Group will continue to face margin compression in the prolonged low interest rate environment and the yield on its structural hedge will reduce as the amortising hedge is reinvested at lower rates.

The insurance business of the Group is exposed indirectly to equity and credit markets through the value of future management charges on policyholder funds. Credit spread risk within insurance primarily arises from bonds and loans used to back annuities. The performance of the investment markets will thus have a direct impact upon the profit from investment contracts and on the Insurance value in force (VIF) and the Group’s operating results, financial condition or prospects.

Changes in foreign exchange rates, including with respect to the U.S. dollar and the Euro, affect the Group’s financial position and/or forecasted earnings. Foreign exchange risk is actively managed by the Group within a low risk appetite, minimising the Group’s exposure to exchange rate fluctuations.

Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group. Negative fair value adjustments have had, and may continue to have in the future, an adverse effect on the Group’s results of operations, financial condition or prospects.

The Group has exposures to securities, derivatives and other investments, including asset-backed securities, structured investments and private equity investments that are recorded by the Group at fair value. These have been and may be subject to further negative fair value adjustments, particularly in view of the volatile global markets and challenging economic environment. Although credit value adjustments, debit value adjustments and funding value adjustments are actively managed within the Group, in stressed market conditions adverse movements in these could result in a material charge to the Group’s profit and loss account.

In addition, in volatile markets, hedging and other risk management strategies (including collateralisation strategies and purchase of CDS) may not be as effective as they are in normal market conditions, due in part to the decreasing credit quality of hedge counterparties. Asset valuations in future periods, reflecting prevailing market conditions, may result in further negative changes in the fair values of the Group’s financial assets and these may also translate into increased impairment charges.

In addition, the value ultimately realised by the Group for its securities and other investments may be lower than their current fair value. Any of these factors could require the Group to record further negative fair value adjustments, which may have a material adverse effect on its operating results, financial condition or prospects. Material losses from the fair value of financial assets will also have an adverse impact on the Group’s capital ratios. The Group has, in prior years, made asset redesignations as permitted by amendments to IAS 39 (Financial Instruments: “Recognition and Measurement”).

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

The markets for UK financial services, and the other markets within which the Group operates, are competitive, and management expects such competition to continue or intensify in response to competitor behaviour, new entrants to the market (including a number of new retail banks as well as non-traditional financial services providers), consumer demand, technological changes such as the growth of digital banking, and the impact of regulatory actions and other factors. The Group’s financial performance and its ability to maintain existing or capture additional market share depends significantly upon the competitive environment and management’s response thereto.

Notwithstanding this increase in competition described above, intervention by the UK Government competition authorities and/or European regulatory bodies and/or governments of other countries in which the Group operates, including in response to any perceived lack of competition within these markets by such regulatory authorities, may significantly impact the competitive position of the Group relative to its international competitors, which may be subject to different forms of government intervention, thus potentially putting the Group at a competitive disadvantage.

The Competition and Markets Authority (the “CMA”) launched a full market investigation into competition in the SME banking and personal current account (PCA) markets in November 2014. The CMA announced its provisional findings on 22 October 2015, stating that there is a combination of

RISK FACTORS

features of the markets for PCAs, business current accounts (BCAs) and SME lending that give rise to adverse effects on competition, relating to low levels of customer engagement, barriers to accessing and assessing information, barriers to switching and incumbency advantages, and linkages between PCAs, BCAs and SME lending products. At that time, the CMA announced that it will begin detailed consultations with all interested parties on the findings and possible remedies, with an aim to publish its final report in April 2016 with a statutory deadline of 5 May 2016. However, the CMA has indicated they wish to extend these deadlines. This process, combined with recent political debate on the reform of the UK banking markets, other current or potential competition reviews, the new payment systems regulator and the new FCA statutory objective to promote competition, along with concurrent competition powers from April 2015, may lead to proposals or initiatives to reduce regulators’ competition concerns, and greater UK government and regulatory scrutiny in the future that may impact the Group. Additionally, the Group may be affected by changes in regulatory oversight following the pension review recommended by the Department for Work and Pensions. For more information on the Group’s regulatory environment, see “Regulation—Other Bodies Impacting the Regulatory Regime—The Bank of England and HM Treasury”.

The internet and mobile technologies are changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking over the last three years. The Group faces competition from established providers of financial services as well as the threat of competition from banking business developed by non-financial companies, including technology companies with strong brand recognition.

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

The Group’s success depends on its ability to attract, retain and develop high calibre talent. Achievement of this aim may be impacted by the pending introduction of the SMCR, which will come into force on 7 March 2016. The SMCR will include a criminal offence of reckless misconduct, a statutory “duty of responsibility” to take reasonable steps to prevent regulatory breaches occurring or continuing in the area of the firm for which they have responsibility and increasing use of senior management attestations. In addition, the proposed limits on variable pay and “clawback” requirements which were introduced pursuant to CRD IV in the UK may put the Group at a competitive disadvantage as compared to companies who are not subject to such restrictions. In addition, macro-economic conditions and negative media attention on the financial services industry may adversely impact employee retention, colleague sentiment and engagement.

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

Specifically, failure to develop, deliver or maintain effective IT solutions could have a material adverse impact on customer service. Any prolonged loss of service availability could damage the Group’s ability to service its customers, could result in compensation costs and could cause long-term damage to the Group’s business and brand. Furthermore, failure to protect the Group’s operations from increasingly sophisticated cyber-attacks could result in the loss and/or corruption of customer data or other sensitive information. The resilience of the Group’s IT infrastructure is of paramount importance to the Group; accordingly, significant investment has been, and will continue to be, made in IT infrastructure and supporting capabilities to ensure its resilience and subsequently the delivery of services to customers. The Group continues to invest in IT and information security control environments, including activity on user access management and records management to address evolving threats. The Group maintains contingency plans for a range of Group specific and industry wide IT and breach of security scenarios. The Board has defined a “Cyber Risk Appetite” and is supporting investment to help mitigate this risk.

The Group adopts a risk based approach to mitigate the external fraud risks it faces, reflecting the current and emerging external fraud risks within the market. This approach drives an annual programme of enhancements to the Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Groupwide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group’s commercial interests and reputation, comply with legal requirements and meet regulatory expectations. The Group’s fraud awareness programme remains a key component of its fraud control environment. Although the Group devotes significant resources to maintain and regularly update its processes and systems that are designed to protect the security of the Group’s systems, software, networks and other technology assets, there is no assurance that all of the Group’s security measures will provide absolute security. Any damage to the Group’s reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in Group systems, processes or security could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

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

RISK FACTORS

The Company’s business is subject to risks related to cyber crime.

The Group relies on the effectiveness of its Group Information and Cyber Security policy and associated procedures, infrastructure and capabilities to protect the confidentiality, integrity and availability of information held on its computer systems, networks and mobile devices and on the computer systems, networks and mobile devices of third parties on whom the Company relies. The Group also takes protective measures to protect itself from attacks designed to prevent the delivery of critical business processes to its customers. Despite preventative measures, the Group’s computer systems, software, networks and mobile devices, and those of third parties on whom the Group relies, may be vulnerable to cyber-attacks, sabotage, unauthorised access, computer viruses, worms or other malicious code, and other events that have a security impact. Such an event may impact the confidentiality of the Group’s or its clients’, employees’ or counterparties’ information or the availability of services to customers. As a result, the Group could experience material financial loss, loss of competitive position, regulatory actions, breach of client contracts, reputational harm or legal liability, which, in turn, could cause a decline in the Group’s earnings. The Group may be required to spend additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and it may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that it maintains. Any failure in the Group’s cyber security policies, procedures or capabilities, or cyber-related crime, could lead to the Group suffering reputational damage and a loss of clients and could have a material adverse effect on the Group’s results of operations, financial condition or prospects. The Group is committed to continued participation in industry-wide activity relating to cyber risk. This includes working with relevant regulatory and government departments to evaluate the approach the Group is taking to mitigate this risk.

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

As part of the divestment of TSB, the Group provides certain services to TSB which may result in reputational and financial exposure for the Group. For example, TSB relies on the Group for the provision of its IT systems and supporting infrastructure. The risks associated with provision of services to TSB include managing conflict of interests, the confidentiality of data, and competition risks as a part of providing services to a competitor bank. In addition the Group has made financial commitments to support any planned move by TSB to an alternative provider of IT systems and infrastructure.

The Group must comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations, and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could expose it to liability.

The Group is required to comply with applicable anti-money laundering, anti-terrorism, sanctions, anti-bribery and other laws and regulations in the jurisdictions in which it operates. These laws and regulations require the Group, amongst other things, to adopt and enforce “know-your-customer” policies and procedures and to report suspicions of money laundering and terrorist financing, and in some countries specific transactions to the applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel, and have become the subject of enhanced government and regulatory supervision.

The Group has adopted policies and enhanced its procedures aimed at detecting and preventing the use of its banking network and services for money laundering, financing terrorism, and related activities, applying systems and controls on a risk-based approach throughout its businesses and operations. These controls, however, may not completely eliminate instances where third parties seek to use the Group’s products and services to engage in illegal or improper activities. In addition, while the Group reviews its relevant counterparties’ internal policies and procedures with respect to such matters, the Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using the Group (and its relevant counterparties) as a conduit for money laundering and terrorist financing (including illegal cash operations) without the Group’s (and its relevant counterparties’) knowledge. If the Group is associated with, or even accused of being associated with, or becomes a party to, money laundering or terrorist financing, then the Group’s reputation could suffer and/or it could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with the Group), any one of which could have a material adverse effect on the Group’s operating results, financial condition and prospects.

To the extent that the Group fails to comply fully with applicable laws and regulations, the relevant government and regulatory agencies to which it reports have the power and authority to impose fines and other penalties on the Group, including the revocation of licences. In addition, the Group’s business and reputation could suffer if customers use its banking network for money laundering, financing terrorism, or other illegal or improper purposes.

The Group may fail to execute its ongoing strategic change initiatives, and the expected benefits of such initiatives may not be achieved at the time or to the extent expected, or at all.

The Group has a number of strategic initiatives which it pursues on an ongoing basis. For example, the Group has a programme for reducing costs, improving efficiency and financial performance, and enhancing the overall customer experience by simplifying and reshaping the Group’s businesses. As the Group continues to deliver this strategy there is considerable focus on digitisation and ensuring the Group meets customer demands through digital and mobile platforms. This approach will support the Group in achieving its cost targets.

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

Within the Group, there are currently two recognised unions for the purposes of collective bargaining. Combined, these collective bargaining arrangements apply to around 95 per cent of the Group’s total workforce.

RISK FACTORS

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

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short and long-term wholesale funding markets. Should the Group be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.

The Group’s profitability or solvency could be adversely affected if access to liquidity and funding is constrained or made more expensive for a prolonged period of time. Under extreme and unforeseen circumstances, such as the closure of financial markets and uncertainty as to the ability of a significant number of firms to ensure they can meet their liabilities as they fall due, the Group’s ability to meet its financial obligations as they fall due or to fulfil its commitments to lend could be impacted through limited access to liquidity (including government and central bank facilities). In such extreme circumstances, the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access. These factors may have a material adverse effect on the Group’s solvency, including its ability to meet its regulatory minimum liquidity requirements. These risks can be exacerbated by operational factors such as an over-reliance on a particular source of funding or changes in credit ratings, as well as market-wide phenomena such as market dislocation, regulatory change or major disasters.

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

Medium-term growth in the Group’s lending activities will rely, in part, on the availability of retail deposit funding on appropriate terms, for which there is increasing competition. For more information see “—Business and economic risks—The Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures”. This reliance has increased recently given the Group’s reduction in wholesale funding. The ongoing availability of retail deposit funding on appropriate terms is dependent on a variety of factors outside the Group’s control, such as general macro-economic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and the Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on the Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on the Group’s future growth.

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

If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or the Group’s credit ratings are downgraded, it is likely that wholesale funding will prove more difficult to obtain. Such increased refinancing risk, in isolation or in concert with the related liquidity risks noted above, could have a material adverse effect on the Group’s profitability and, in the longer term under extreme and unforeseen circumstances, its ability to meet its financial obligations as they fall due.

The Group’s borrowing costs and access to the capital markets is dependent on a number of factors, including any reduction in the Group’s longer-term credit rating, and increased costs or reduction in access could materially adversely affect the Group’s results of operations, financial condition or prospects.

A reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience could significantly increase its borrowing costs and limit its issuance capacity in the capital markets. As an indicator, during 2015, the spread between an index of “A” rated long-term senior unsecured bank debt and an index of similar “BBB” rated bank debt, both of which are publicly available, has averaged 56 basis points. The applicability to and implications for the Group’s funding cost would depend on the type of issuance and prevailing market conditions. The impact on the Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

For the Company’s and its subsidiaries current ratings, see the section titled “Operating and Financial Review—Funding and Liquidity Risk—Funding and Liquidity Management in 2015”.

Rating agencies regularly evaluate the Group and the Company, and their ratings of longer-term debt are based on a number of factors, including the Group’s financial strength as well as factors not entirely within the Group’s control, including conditions affecting the financial services industry generally. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the Group or the Company will maintain its current ratings. Downgrades of the Group’s longer-term credit rating could lead to additional collateral posting and cash outflow. The effects of a potential downgrade from all three rating agencies are included in the Group liquidity stress testing. As at 31 December 2015, a hypothetical instantaneous two notch downgrade of the Group’s current long-term credit rating and accompanying short-term downgrade implemented simultaneously by all major rating agencies could result in an outflow of £1.5 billion of cash over a period of up to one year, £2.1 billion of collateral posting related to customer financial contracts and £5.6 billion of collateral posting associated with secured funding, calculated on an unaudited basis. Any reduction in the Group’s longer-term credit rating may result in increased borrowing costs, a reduction in access to capital markets or a reduction in liquidity which could materially adversely affect the Group’s results of operations, financial condition or prospects.

The Group’s borrowing costs and access to capital markets could also be affected by various regulatory developments such as the Banking Reform Act, amendments to CRD IV and the coming into force of the BRRD. For further detail on the potential impact of these regulatory developments on the

RISK FACTORS

Group’s business, see “—Regulatory and Legal Risks—The Group faces risks associated with an uncertain and rapidly evolving international prudential legal and regulatory environment”.

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

If the Group has or is perceived to have a shortage of capital then it may be subject to regulatory interventions and sanctions and may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive. Depending on the extent of any actions to improve the capital position there could be a material adverse effect on the Group’s business, including its operating results, financial condition and prospects. This, in turn, may affect the Group’s capacity to continue its business operations, pay future dividends and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential. If, in response to such shortage, the Group raises additional capital through the issuance of share capital or capital instruments, existing shareholders or holders of debt of a capital nature may experience a dilution of their holdings. If a capital or debt instrument is converted to share capital as a result of a trigger within the contractual terms of the instrument or through the exercise of statutory powers then depending upon the terms of the conversion, existing shareholders may experience a dilution of their holdings. Separately the Group may address a shortage of capital by taking action to reduce leverage and/or risk-weighted assets or by business disposals. Such actions may impact the underlying profitability of the Group.

A shortage of capital could arise from:

•	a depletion of the Group’s capital resources through increased costs or liabilities and reduced asset values which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks, government related risks and other risks described herein; and/or

•	an increase in the amount of capital that is needed to be held. This might be driven by a change to the actual level of risk faced by the Group or to changes in the minimum levels required by legislation or by the regulatory authorities, or it may be driven by an increase to the Group’s view of the management buffer it should hold taking account of, for example, the capital levels or capital targets of the Group’s peer banks or through the changing views of rating agencies.

Risks associated with the regulatory framework are described below:

Within the prevailing UK regulatory capital framework, the Group is subject to extensive regulatory supervision in relation to the levels of capital in its business. New or revised minimum and buffer capital requirements (including systemic and/or countercyclical capital requirements) could be applied and/or the manner in which existing regulatory requirements are applied to the Group could be changed by the regulatory authorities. For example:

•	Some of the Group’s risk-weighted assets are calculated from the Group’s approved models. These are subject to regular review on a rolling basis to ensure that they remain appropriate in prevailing economic and business conditions. These reviews and model implementation may lead to increased levels of risk-weighted assets and/or expected loss, and so to lower reported capital ratios.

•	The minimum capital requirements derived from risk-weighted assets are supplemented by the PRA, under Pillar 2 of the regulatory capital framework, through bank specific additional minimum requirements (informed by the ICAAP and set through Individual Capital Guidance) and through buffer requirements (informed by the outcome of PRA stress testing). There is a risk that through these Pillar 2 processes the PRA may require the Group to hold more capital than is currently planned.

In addition, the regulatory framework continues to evolve, which may impact the Group’s capital position, for further detail see “—Regulatory and Legal Risks—The Group faces risks associated with an uncertain and rapidly evolving international prudential legal and regulatory environment”.

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

The insurance business of the Group is exposed to short-term and longer-term variability arising from uncertain longevity due to annuity portfolios. The Group’s defined benefit pension schemes are also exposed to longevity risk. Increases in life expectancy (longevity) beyond current allowances will increase the cost of annuities and pension scheme benefits and may adversely affect the Group’s financial condition and results of operations.

Customer behaviour in the insurance business may result in increased cancellations or ceasing of contributions at a rate in excess of business assumptions. Consequent reduction in policy persistency and fee income would have an adverse impact upon the profitability of the insurance business of the Group.

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

RISK FACTORS

To a lesser extent the insurance business is exposed to mortality, morbidity and expense risk. Adverse developments in any of these factors may adversely affect the Group’s financial condition and results of operations.

UK banks can recognise an insurance asset in their balance sheets representing the VIF of the business in respect of long-term life assurance contracts, being insurance contracts and investment contracts with discretionary participation features. This asset represents the present value of future profits expected to arise from the portfolio of in-force life assurance contracts. Adoption of this accounting treatment results in the earlier recognition of profit on new business, but subsequently a lower contribution from existing business, when compared to the recognition of profits on investment contracts under IAS 39 (Financial Instruments: “Recognition and Measurement”). Differences between actual and expected experience may have a significant impact on the value of the VIF asset, as changes in experience can result in significant changes to modelled future cash flows. The VIF asset is calculated based on best-estimate assumptions made by management, including mortality experience and persistency. If these assumptions prove incorrect, the VIF asset could be materially reduced, which in turn could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

GOVERNMENT RELATED RISKS

The Solicitor for the Affairs of HM Treasury is the largest shareholder of the Company. Through its shareholding in, and other relationships with, the Company, HM Treasury is in a position to exert significant influence over the Group and its business.

At 31 December 2015, HM Treasury held approximately 9 per cent of the Company’s ordinary share capital. While this shareholding level is expected to decrease over time, there are no express measures in place to limit the level of influence which may be exercised by HM Treasury. The relationship falls within the scope of the revised framework document between HM Treasury and UK Financial Investments (UKFI) published on 1 October 2010, which states that UKFI will manage the investments in the UK financial institutions in which HM Treasury holds an interest “on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined therein) (including with respect to individual lending or remuneration decisions)”. The framework document also makes it clear that such UK financial institutions will continue to be separate economic units with independent powers of decision. Nevertheless, there is a risk that HM Treasury might seek to exert influence over the Group in relation to matters including, for example, commercial and consumer lending policies and management of the Group’s assets and/or business. There is also a risk of the existing framework document being replaced or amended, leading to potential interference in the operations of the Group, although there has been no indication that the UK Government intends to change the existing operating arrangements.

There is a risk that, through the interest of HM Treasury in the Company, the UK Government and HM Treasury may attempt to influence the Group in other ways that could affect the Group’s business, including, for example, through voting or shareholders resolutions generally, the election of directors, the appointment of senior management at the Company, senior management and staff remuneration policies, lending policies and commitments and management of the Group’s business (in particular, the management of the Group’s assets such as its existing retail and corporate loan portfolios, significant corporate transactions and the issue of new ordinary shares by Lloyds Banking Group plc). Moreover, HM Treasury also has interests in other UK financial institutions, as well as an interest in the general health of the UK banking industry and the wider UK economy. The pursuit of those interests may not always be aligned with the commercial interests of the Group.

For more information see “—Regulatory and legal risks—The Group’s businesses are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments could have a significant material adverse effect on the Group’s results of operations, financial condition or prospects”.

OTHER RISKS

The Group’s financial statements are based, in part, on assumptions and estimates.

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, which include impairment of financial assets, valuation of financial instruments, pensions, insurance and taxation are discussed in “Note 3 to the consolidated financial statements—Critical accounting estimates and judgements”.

The consolidated financial statements are prepared using judgements, estimates and assumptions based on information available at the reporting date. If one or more of these judgements, estimates and assumptions is subsequently revised as a result of new facts or circumstances emerging, there could be a material adverse effect on the Group’s results of operations, financial condition or prospects and a corresponding impact on its funding requirements and capital ratios.

In July 2014, the International Accounting Standards Board (the “IASB”) published a new accounting standard for financial instruments (IFRS9) that will introduce a new model for recognising and measuring impairment based on expected credit losses, rather than an incurred loss model currently applied under IAS39 (Financial Instruments: “Recognition and Measurement”), resulting in earlier recognition of credit losses. The changes are likely to result in an increase in the Group’s balance sheet provisions for credit losses although the extent of any increase will depend on, amongst other things, the composition of the Group’s lending portfolios and forecast economic conditions at the date of implementation. The new standard is expected to become effective for annual periods beginning on or after January 2018.

The Company is a holding company and, as a result, depends on the receipt of dividends from its subsidiaries to meet its obligations, including its payment obligations with respect to its debt securities, and to provide profits for payment of future dividends to ordinary shareholders.

As a matter of applicable company law, the Company may only pay cash dividends and other distributions if and to the extent that, among other requirements, it has distributable reserves and sufficient cash available for this purpose. The Company is a non-operating holding company and as such its ability to pay dividends on its ordinary shares will be affected by a number of factors, including its ability to receive funds for such purposes, directly or indirectly, from its operating subsidiaries and in a manner which creates distributable reserves for the Company. The principal sources of the Company’s income are, and are expected to continue to be, distributions from operating subsidiaries which also hold the principal assets of the Group. As a separate legal entity, the Company relies on such distributions in order to be able to meet its obligations, (including its payment obligations with respect to its debt securities) and to create distributable reserves for payment of dividends to ordinary shareholders.

RISK FACTORS

The ability of the Group’s subsidiaries (including subsidiaries incorporated outside the UK) to pay dividends and the Company’s ability to receive distributions from its investments in other entities will also be subject not only to their financial performance but also to applicable local laws and other restrictions. These restrictions could include, among others, any regulatory requirements, leverage requirements, any statutory reserve requirements and any applicable tax laws. There may also be restrictions as a result of current or forthcoming local ring-fencing requirements, including those relating to the payment of dividends and the maintenance of sufficient regulatory capital on a sub-consolidated basis at the level of the RFB. These laws and restrictions could limit the payment of dividends and distributions to the Company by its subsidiaries and any other entities in which it holds an investment from time to time, which could restrict the Company’s ability to meet its obligations and/or to pay dividends.

The Company may not be able to pay dividends on its ordinary shares.

The Company’s ability to pay dividends to its ordinary shareholders is a function of its existing distributable reserves, the future profitability of its subsidiaries and any other investments it holds from time to time and the ability of its operating subsidiaries to distribute profits up to the Company. See “—The Company is a holding company and, as a result, depends on the receipt of dividends from its subsidiaries to meet its obligations, including its payment obligations with respect to its debt securities, and to provide profits for payment of future dividends to ordinary shareholders”.

Further, the Company’s ability to pay dividends may be adversely affected by the performance of the Group’s business in general, factors affecting its financial position (including capital, funding, liquidity and leverage), the economic environment in which the Group operates, the contractual terms of certain of the Group’s regulatory capital securities and other factors outside of the Group’s control. In addition, retention of earnings as determined by the Board may fluctuate over time and restrict the ability of the Company’s Board to recommend the payment of dividends, for example as a result of the point in the economic cycle or to reflect uncertainty in the regulatory environment. In addition, the Company’s ability to pay dividends may also be adversely affected by the servicing of payments on more senior instruments.

As the parent company of a banking group, the Company’s ability to pay dividends in the future is also dependent on the maintenance of an adequate level of regulatory capital. The Company’s ability to pay dividends may be affected by minimum regulatory requirements imposed by the PRA under the CRD IV requirements as implemented in the UK. The Company is also required by the PRA to maintain a number of regulatory capital buffers which may adversely impact the Company’s ability to distribute its reserves. The level at which these buffers may be set is determined by the CRD IV rules and the requirements of the PRA buffer. Investors may not be able to predict accurately the proximity of the Company failing to meet these requirements which may adversely affect the Company’s ability to pay dividends. For further detail on the potential impact of these requirements on the Company’s ability to pay dividends on its ordinary shares, see “—Regulatory and Legal Risks—The Group faces risks associated with an uncertain and rapidly evolving international prudential legal and regulatory environment” and “—Financial Soundness Related Risks—The Group is subject to the risk of having insufficient capital resources”.

Volatility in the price of Lloyds Banking Group plc ordinary shares may affect the value of any investment in the Company

The market price of Lloyds Banking Group plc ordinary shares could be volatile and subject to significant fluctuations due to various factors, including changes in market sentiment regarding Lloyds Banking Group plc ordinary shares (or securities similar to them), economic or political disruption in the main jurisdictions in which the Group operates, any regulatory changes affecting the Group’s operations, variations in its operating results, developments in the industry or its competitors, the operating and share price performance of other companies in the industries and markets in which the Group operates, the potential placing of large volumes of Lloyds Banking Group plc ordinary shares in the market by UKFI, or speculation about the Group’s business in the press, media or investment communities. Stock markets have from time to time, and particularly with respect to certain financial institution shares, experienced significant price and volume fluctuations. Such fluctuations have affected market prices for securities, including the Lloyds Banking Group plc ordinary shares, and may be unrelated to the Group’s operating performance or prospects. Furthermore, the Group’s operating results and prospects from time to time may be below the expectations of rating agencies, market analysts or investors. Any of these events could result in a decline in the market prices of the Lloyds Banking Group plc ordinary shares. In general, prospective investors should be aware that the value of an investment in the Lloyds Banking Group plc ordinary shares may go down as well as up.

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

Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone or European Union (EU) (including the UK as a result of a referendum on its EU membership) and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

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

LLOYDS BANKING GROUP STRUCTURE

The following is a list of the significant subsidiaries of Lloyds Banking Group plc at 31 December 2015.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
Lloyds Bank plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
Scottish Widows Limited	Scotland	100%*	Life assurance	25 Gresham Street London EC2V 7HN
HBOS plc	Scotland	100%*	Holding company	The Mound Edinburgh EH1 1YZ
Bank o f Scotland plc	Scotland	100%*	Banking and financial services	The Mound Edinburgh EH1 1YZ

* Indirect interest

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LLOYDS BANKING GROUP PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement present fairly, in all material respects, the financial position of Lloyds Banking Group plc and its subsidiaries (the Company) at 31 December 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Report on Internal Control over Financial Reporting appearing on page 182. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
8 March 2016

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

	Note	2015 £ million	2014 £ million	2013 £ million
Interest and similar income		17,615	19,211	21,163
Interest and similar expense		(6,297)	(8,551)	(13,825)
Net interest income	5	11,318	10,660	7,338

Fee and commission income		3,252	3,659	4,119
Fee and commission expense		(1,442)	(1,402)	(1,385)
Net fee and commission income	6	1,810	2,257	2,734
Net trading income	7	3,714	10,159	16,467
Insurance premium income	8	4,792	7,125	8,197
Other operating income	9	1,516	(309)	3,249
Other income		11,832	19,232	30,647
Total income		23,150	29,892	37,985
Insurance claims	10	(5,729)	(13,493)	(19,507)
Total income, net of insurance claims		17,421	16,399	18,478
Regulatory provisions		(4,837)	(3,125)	(3,455)
Other operating expenses		(10,550)	(10,760)	(11,867)
Total operating expenses	11	(15,387)	(13,885)	(15,322)
Trading surplus		2,034	2,514	3,156
Impairment	12	(390)	(752)	(2,741)
Profit before tax		1,644	1,762	415
Taxation	13	(688)	(263)	(1,217)
Profit (loss) for the year		956	1,499	(802)

Profit (loss) attributable to ordinary shareholders		466	1,125	(838)
Profit attributable to other equity holders[1]		394	287	–
Profit (loss) attributable to equity holders		860	1,412	(838)
Profit attributable to non-controlling interests		96	87	36
Profit (loss) for the year		956	1,499	(802)

Basic earnings (loss) per share	14	0.8p	1.7p	(1.2)p
Diluted earnings (loss) per share	14	0.8p	1.6p	(1.2)p

1	The profit after tax attributable to other equity holders of £394 million (2014: £287 million; 2013: £nil) is partly offset in reserves by a tax credit attributable to ordinary shareholders of £80 million (2014: £62 million; 2013: £nil).

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December

	2015 £ million	2014 £ million	2013 £ million
Profit (loss) for the year	956	1,499	(802)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	(274)	674	(136)
Taxation	59	(135)	28
	(215)	539	(108)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	(318)	690	(680)
Income statement transfers in respect of disposals	(51)	(131)	(629)
Income statement transfers in respect of impairment	4	2	18
Taxation	(6)	(13)	277
	(371)	548	(1,014)
Movement in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	537	3,896	(1,229)
Net income statement transfers	(956)	(1,153)	(550)
Taxation	7	(549)	374
	(412)	2,194	(1,405)
Currency translation differences (tax: nil)	(42)	(3)	(6)
Other comprehensive income for the year, net of tax	(1,040)	3,278	(2,533)
Total comprehensive income for the year	(84)	4,777	(3,335)

Total comprehensive income attributable to ordinary shareholders	(574)	4,403	(3,371)
Total comprehensive income attributable to other equity holders	394	287	–
Total comprehensive income attributable to equity holders	(180)	4,690	(3,371)
Total comprehensive income attributable to non-controlling interests	96	87	36
Total comprehensive income for the year	(84)	4,777	(3,335)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

at 31 December

	Note	2015 £ million	2014 £ million
Assets
Cash and balances at central banks		58,417	50,492
Items in the course of collection from banks		697	1,173
Trading and other financial assets at fair value through profit or loss	15	140,536	151,931
Derivative financial instruments	16	29,467	36,128
Loans and receivables:
Loans and advances to banks	17	25,117	26,155
Loans and advances to customers	18	455,175	482,704
Debt securities		4,191	1,213
		484,483	510,072
Available-for-sale financial assets	22	33,032	56,493
Held-to-maturity investments	23	19,808	–
Goodwill	24	2,016	2,016
Value of in-force business	25	4,596	4,864
Other intangible assets	26	1,838	2,070
Property, plant and equipment	27	12,979	12,544
Current tax recoverable		44	127
Deferred tax assets	38	4,010	4,145
Retirement benefit assets	37	901	1,147
Other assets	28	13,864	21,694
Total assets		806,688	854,896

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

Equity and liabilities	Note	2015 £ million	2014 £ million
Liabilities
Deposits from banks	29	16,925	10,887
Customer deposits	30	418,326	447,067
Items in course of transmission to banks		717	979
Trading and other financial liabilities at fair value through profit or loss	31	51,863	62,102
Derivative financial instruments	16	26,301	33,187
Notes in circulation		1,112	1,129
Debt securities in issue	32	82,056	76,233
Liabilities arising from insurance contracts and participating investment contracts	33	80,294	86,918
Liabilities arising from non-participating investment contracts	35	22,777	27,248
Other liabilities	36	29,661	28,425
Retirement benefit obligations	37	365	453
Current tax liabilities		279	69
Deferred tax liabilities	38	33	54
Other provisions	39	5,687	4,200
Subordinated liabilities	40	23,312	26,042
Total liabilities		759,708	804,993
Equity
Share capital	41	7,146	7,146
Share premium account	42	17,412	17,281
Other reserves	43	12,260	13,216
Retained profits	44	4,416	5,692
Shareholders’ equity		41,234	43,335
Other equity instruments	45	5,355	5,355
Total equity excluding non-controlling interests		46,589	48,690
Non-controlling interests		391	1,213
Total equity		46,980	49,903
Total equity and liabilities		806,688	854,896

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Non- controlling interests £ million	Total £ million
Balance at 1 January 2015	24,427	13,216	5,692	43,335	5,355	1,213	49,903
Comprehensive income
Profit for the year	–	–	860	860	–	96	956
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of taxation	–	–	(215)	(215)	–	–	(215)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(371)	–	(371)	–	–	(371)
Movements in cash flow hedging reserve, net of tax	–	(412)	–	(412)	–	–	(412)
Currency translation differences (tax: £nil)	–	(42)	–	(42)	–	–	(42)
Total other comprehensive income	–	(825)	(215)	(1,040)	–	–	(1,040)
Total comprehensive income	–	(825)	645	(180)	–	96	(84)
Transactions with owners
Dividends	–	–	(1,070)	(1,070)	–	(52)	(1,122)
Distributions on other equity instruments, net of tax	–	–	(314)	(314)	–	–	(314)
Redemption of preference shares	131	(131)	–	–	–	–	–
Movement in treasury shares	–	–	(816)	(816)	–	–	(816)
Value of employee services:
Share option schemes	–	–	107	107	–	–	107
Other employee award schemes	–	–	172	172	–	–	172
Adjustment on sale of interest in TSB Banking Group plc (TSB, note 55)	–	–	–	–	–	(825)	(825)
Other changes in non-controlling interests	–	–	–	–	–	(41)	(41)
Total transactions with owners	131	(131)	(1,921)	(1,921)	–	(918)	(2,839)
Balance at 31 December 2015	24,558	12,260	4,416	41,234	5,355	391	46,980

Further details of movements in the Group’s share capital, reserves and other equity instruments are provided in notes 41, 42, 43, 44 and 45.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders					Non-
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	controlling interests £ million	Total £ million
Balance at 1 January 2014	24,424	10,477	4,088	38,989	–	347	39,336
Comprehensive income
Profit for the year	–	–	1,412	1,412	–	87	1,499
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of taxation	–	–	539	539	–	–	539
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	548	–	548	–	–	548
Movements in cash flow hedging reserve, net of tax	–	2,194	–	2,194	–	–	2,194
Currency translation differences (tax: £nil)	–	(3)	–	(3)	–	–	(3)
Total other comprehensive income	–	2,739	539	3,278	–	–	3,278
Total comprehensive income	–	2,739	1,951	4,690	–	87	4,777
Transactions with owners
Dividends	–	–	–	–	–	(27)	(27)
Distributions on other equity instruments, net of tax	–	–	(225)	(225)	–	–	(225)
Issue of ordinary shares	3	–	–	3	–	–	3
Issue of other equity instruments (note 45)	–	–	(21)	(21)	5,355	–	5,334
Movement in treasury shares	–	–	(286)	(286)	–	–	(286)
Value of employee services:
Share option schemes	–	–	123	123	–	–	123
Other employee award schemes	–	–	233	233	–	–	233
Adjustment on sale of non-controlling interest in TSB	–	–	(171)	(171)	–	805	634
Other changes in non-controlling interests	–	–	–	–	–	1	1
Total transactions with owners	3	–	(347)	(344)	5,355	779	5,790
Balance at 31 December 2014	24,427	13,216	5,692	43,335	5,355	1,213	49,903

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Non-controlling interests £ million	Total £ million
Balance at 1 January 2013	23,914	12,902	5,080	41,896	685	42,581
Comprehensive income
(Loss) profit for the year	–	–	(838)	(838)	36	(802)
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of taxation	–	–	(108)	(108)	–	(108)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(1,014)	–	(1,014)	–	(1,014)
Movements in cash flow hedging reserve, net of tax	–	(1,405)	–	(1,405)	–	(1,405)
Currency translation differences (tax: £nil)	–	(6)	–	(6)	–	(6)
Total other comprehensive income	–	(2,425)	(108)	(2,533)	–	(2,533)
Total comprehensive income	–	(2,425)	(946)	(3,371)	36	(3,335)
Transactions with owners
Dividends	–	–	–	–	(25)	(25)
Issue of ordinary shares	510	–	–	510	–	510
Movement in treasury shares	–	–	(480)	(480)	–	(480)
Value of employee services:
Share option schemes	–	–	142	142	–	142
Other employee award schemes	–	–	292	292	–	292
Changes in non-controlling interests	–	–	–	–	(349)	(349)
Total transactions with owners	510	–	(46)	464	(374)	90
Balance at 31 December 2013	24,424	10,477	4,088	38,989	347	39,336

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December

	Note		2015 £ million	2014 £ million	2013 £ million
Profit before tax			1,644	1,762	415
Adjustments for:
Change in operating assets	54	(A)	34,700	(872)	20,383
Change in operating liabilities	54	(B)	(11,985)	11,992	(47,687)
Non-cash and other items	54	(C)	(7,808)	(2,496)	11,382
Tax paid			(179)	(33)	(24)
Net cash provided by (used in) operating activities			16,372	10,353	(15,531)
Cash flows from investing activities
Purchase of financial assets			(19,354)	(11,533)	(36,959)
Proceeds from sale and maturity of financial assets			22,000	4,668	21,552
Purchase of fixed assets			(3,417)	(3,442)	(2,982)
Proceeds from sale of fixed assets			1,537	2,043	2,090
Acquisition of businesses, net of cash acquired			(5)	(1)	(6)
Disposal of businesses, net of cash disposed	54	(E)	(4,071)	543	696
Net cash used in investing activities			(3,310)	(7,722)	(15,609)
Cash flows from financing activities
Dividends paid to ordinary shareholders			(1,070)	–	–
Distributions on other equity instruments			(394)	(287)	–
Dividends paid to non-controlling interests			(52)	(27)	(25)
Interest paid on subordinated liabilities			(1,840)	(2,205)	(2,451)
Proceeds from issue of subordinated liabilities			338	629	1,500
Proceeds from issue of ordinary shares			–	3	350
Repayment of subordinated liabilities			(3,199)	(3,023)	(2,442)
Changes in non-controlling interests			(41)	635	–
Net cash used in financing activities			(6,258)	(4,275)	(3,068)
Effects of exchange rate changes on cash and cash equivalents			2	(6)	(53)
Change in cash and cash equivalents			6,806	(1,650)	(34,261)
Cash and cash equivalents at beginning of year			65,147	66,797	101,058
Cash and cash equivalents at end of year	54	(D)	71,953	65,147	66,797

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PREPARATION

The consolidated financial statements of Lloyds Banking Group plc have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). IFRS comprises accounting standards prefixed IFRS issued by the International Accounting Standards Board (IASB) and those prefixed IAS issued by the IASB’s predecessor body as well as interpretations issued by the IFRS Interpretations Committee (IFRS IC) and its predecessor body. The EU endorsed version of IAS 39 Financial Instruments: Recognition and Measurement relaxes some of the hedge accounting requirements; the Group has not taken advantage of this relaxation, and therefore there is no difference in application to the Group between IFRS as adopted by the EU and IFRS as issued by the IASB.

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. As stated on page 182, the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

During 2015, government debt securities with a carrying value of £19,938 million, previously classified as available-for-sale, were reclassified to held-to-maturity. Unrealised gains on the transferred securities of £194 million previously taken to equity continue to be held in the available-for-sale revaluation reserve and are being amortised to the income statement over the remaining lives of the securities using the effective interest method or until the assets become impaired.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2015 and which have not been applied in preparing these financial statements are given in note 57.

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

(1) SUBSIDIARIES

Subsidiaries are entities controlled by the Group. The Group controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to affect those returns through the exercise of its power. This generally accompanies a shareholding of more than one half of the voting rights although in certain circumstances a holding of less than one half of the voting rights may still result in the ability of the Group to exercise control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there are changes to any of the above elements. Subsidiaries are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases.

The Group consolidates collective investment vehicles if its beneficial ownership interests give it substantive rights to remove the external fund manager over the investment activities of the fund. Where a subsidiary of the Group is the fund manager of a collective investment vehicle, the Group considers a number of factors in determining whether it acts as principal, and therefore controls the collective investment vehicle, including: an assessment of the scope of the Group’s decision making authority over the investment vehicle; the rights held by other parties including substantive removal rights without cause over the Group acting as fund manager; the remuneration to which the Group is entitled in its capacity as decision maker; and the Group’s exposure to variable returns from the beneficial interest it holds in the investment vehicle. Consolidation may be appropriate in circumstances where the Group has less than a majority beneficial interest. Where a collective investment vehicle is consolidated the interests of parties other than the Group are reported in other liabilities.

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

The acquisition method of accounting is used to account for business combinations by the Group. The consideration for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition related costs are expensed as incurred except those relating to the issuance of debt instruments (see (E)(5) below) or share capital (see (Q)(1) below). Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.

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

The Group utilises the venture capital exemption for investments where significant influence or joint control is present and the business unit operates as a venture capital business. These investments are designated at initial recognition at fair value through profit or loss. Otherwise, the Group’s investments in joint ventures and associates are accounted for by the equity method of accounting and are initially recorded at cost and adjusted each year to reflect the Group’s share of the post-acquisition results of the joint venture or associate based on accounts which are coterminous with the Group or made up

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

to a date which is not more than three months before the Group’s reporting date. The share of any losses is restricted to a level that reflects an obligation to fund such losses.

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

Revenue recognition policies specific to life insurance and general insurance business are detailed below (see (N) below); those relating to leases are set out in (J)(2) below.

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

NOTE 2: ACCOUNTING POLICIES continued

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

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Refer to note 3 (Critical accounting estimates and judgements: Fair value of financial instruments) and note 50(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.

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

The Group is permitted to transfer a financial asset from the available-for-sale category to the loans and receivables category where that asset would have met the definition of loans and receivables at the time of reclassification (if the financial asset had not been classified as available-for-sale) and where there is both the intention and ability to hold that financial asset for the foreseeable future. Reclassification of a financial asset from the available-for-sale category to the held-to-maturity category is permitted when the Group has the ability and intent to hold that financial asset to maturity.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

(F) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

All derivatives are recognised at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and using valuation techniques, including discounted cash flow and option pricing models, as appropriate. Derivatives are carried in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 3 (Critical accounting estimates and judgements: Fair value of financial instruments) and note 50(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.

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

The method of recognising the movements in the fair value of derivatives depends on whether they are designated as hedging instruments and, if so, the nature of the item being hedged. Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of such instruments. At the inception of the hedge relationship, formal documentation is drawn up specifying the hedging strategy, the hedged item, the hedging instrument and the methodology that will be used to measure the effectiveness of the hedge relationship in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

hedging relationship is tested both at inception and throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

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

INDIVIDUAL ASSESSMENT

In respect of individually significant financial assets in the Group’s commercial lending portfolios, assets are reviewed on a regular basis and those showing potential or actual vulnerability are placed on a watchlist where greater monitoring is undertaken and any adverse or potentially adverse impact on ability to repay is used in assessing whether an asset should be transferred to a dedicated Business Support Unit. Specific examples of trigger events that could lead to the initial recognition of impairment allowances against lending to corporate borrowers (or the recognition of additional impairment allowances) include (i) trading losses, loss of business or major customer of a borrower; (ii) material breaches of the terms and conditions of a loan facility, including non-payment of interest or principal, or a fall in the value of security such that it is no longer considered adequate; (iii) disappearance of an active market because of financial difficulties; or (iv) restructuring a facility with preferential terms to aid recovery of the lending (such as a debt for equity swap).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

(I) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (other than investment property) is included at cost less accumulated depreciation. The value of land (included in premises) is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between the cost and the residual value over their estimated useful lives, as follows:

Premises (excluding land):

–	Freehold/long and short leasehold premises: shorter of 50 years and the remaining period of the lease.

–	Leasehold improvements: shorter of 10 years and, if lease renewal is not likely, the remaining period of the lease.

–	Equipment:

–	Fixtures and furnishings: 10-20 years.

–	Other equipment and motor vehicles: 2-8 years.

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

Investment property comprises freehold and long leasehold land and buildings that are held either to earn rental income or for capital accretion or both, primarily within the life insurance funds. In accordance with the guidance published by the Royal Institution of Chartered Surveyors, investment property is carried at fair value based on current prices for similar properties, adjusted for the specific characteristics of the property (such as location or condition). If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices in less active markets. These valuations are reviewed at least annually by independent professionally qualified valuers. Investment property being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be valued at fair value. For investment property under construction, the value on disposal is considered to be at the point at which the property is fully constructed. Adjustments are made for the costs and risks associated with construction. Investment property under construction for which fair value is not yet reliably measurable is valued at cost, until the fair value can be reliably measured. Changes in fair value are recognised in the income statement as net trading income.

(J) LEASES

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

(K) EMPLOYEE BENEFITS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

The Group’s balance sheet includes the net surplus or deficit, being the difference between the fair value of scheme assets and the discounted value of scheme liabilities at the balance sheet date. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes. In assessing whether a surplus is recoverable, the Group considers its current right to obtain a refund or a reduction in future contributions and does not anticipate any future acts by other parties that could change the amount of the surplus that may ultimately be recovered.

The costs of the Group’s defined contribution plans are charged to the income statement in the period in which they fall due.

The accounting for share-based compensation is set out in (L) below.

(L) SHARE-BASED COMPENSATION

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

(M) TAXATION

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

(N) INSURANCE

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
F-18

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

1) LIFE INSURANCE BUSINESS

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

(O) FOREIGN CURRENCY TRANSLATION

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

Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income and accumulated in a separate component of equity together with exchange differences arising from the translation of borrowings and other currency instruments designated as hedges of such investments (see (F)(3) above). On disposal or liquidation of a foreign operation, the cumulative amount of exchange differences relating to that foreign operation are reclassified from equity and included in determining the profit or loss arising on disposal or liquidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

(P) PROVISIONS AND CONTINGENT LIABILITIES

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

(Q) SHARE CAPITAL

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

(R) CASH AND CASH EQUIVALENTS

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

ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES

At 31 December 2015 gross loans and receivables totalled £487,613 million (2014: £516,612 million) against which impairment allowances of £3,130 million (2014: £6,540 million) had been made (see note 21). The Group’s accounting policy for losses arising on financial assets classified as loans and receivables is described in note 2(H)(1); this note also provides an overview of the methodologies applied.

The allowance for impairment losses on loans and receivables is management’s best estimate of losses incurred in the portfolio at the balance sheet date. In determining the required level of impairment provisions, the Group uses the output from various statistical models. Management judgement is required to assess the robustness of the outputs from these models and, where necessary, make appropriate adjustments. Impairment allowances are made up of two components, those determined individually and those determined collectively.

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

Given the relative size of the mortgage portfolio, a key variable is house prices which determine the collateral value supporting loans in such portfolios. The value of this collateral is estimated by applying changes in house price indices to the original assessed value of the property. If average house prices were ten per cent lower than those estimated at 31 December 2015, the impairment charge would increase by approximately £228 million in respect of UK mortgages.

In addition, a collective unidentified impairment provision is made for loan losses that have been incurred but have not been separately identified at the balance sheet date. This provision is sensitive to changes in the time between the loss event and the date the impairment is specifically identified. This period is known as the loss emergence period. Management use a significant level of judgement when determining the collective unidentified impairment provision, including the assessment of the level of overall risk existing within particular sectors and the impact of the low interest rate environment on loss emergence periods. In the Commercial Banking division, an increase of one month in the loss emergence period in respect of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

loan portfolio assessed for collective unidentified impairment provisions would result in an increase in the collective unidentified impairment provision of approximately £36 million (at 31 December 2014, a one month increase in the loss emergence period would have increased the collective unidentified impairment provision by an estimated £53 million).

PAYMENT PROTECTION INSURANCE AND OTHER REGULATORY PROVISIONS

At 31 December 2015, the Group carried provisions of £4,463 million (2014: £3,378 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches, principally the misselling of payment protection insurance (2015: £3,458 million; 2014: £2,549 million). The Group’s accounting policy in respect of these provisions is set out in note 2(P).

Determining the amount of the provisions, which represent management’s best estimate of the cost of settling these issues, requires the exercise of significant judgement. It will often be necessary to form a view on matters which are inherently uncertain, such as the scope of reviews required by regulators, the number of future complaints, the extent to which they will be upheld, the average cost of redress and the impact of legal decisions that may be relevant to claims received. Consequently the continued appropriateness of the underlying assumptions is reviewed on a regular basis against actual experience and other relevant evidence and adjustments made to the provisions where appropriate.

Note 39 contains more detail on the nature of the assumptions that have been made and key sensitivities.

DEFINED BENEFIT PENSION SCHEME OBLIGATIONS

The net asset recognised in the balance sheet at 31 December 2015 in respect of the Group’s defined benefit pension scheme obligations was £736 million (comprising an asset of £901 million and a liability of £165 million) (2014: a net asset of £890 million comprising an asset of £1,147 million and a liability of £257 million). The Group’s accounting policy for its defined benefit pension scheme obligations is set out in note 2(K).

The value of the Group’s defined benefit pension schemes’ liabilities requires management to make a number of assumptions. The key areas of estimation uncertainty are the discount rate applied to future cash flows and the expected lifetime of the schemes’ members. The discount rate is required to be set with reference to market yields at the end of the reporting period on high quality corporate bonds with the currency and term of the corporate bonds consistent with the defined benefit pension schemes’ obligations. The average duration of the schemes’ obligations is approximately 20 years. The market for bonds with a 20 year duration is illiquid and, as a result, significant management judgement is required to determine an appropriate yield curve on which to base the discount rate. The cost of the benefits payable by the schemes will also depend upon the longevity of the members. Following the completion of the latest triennial funding valuations, the Group has updated its demographic assumptions for both current mortality expectations and the rate of future mortality improvement. However, given the advances in medical science in recent years, it is uncertain whether this rate of improvement will be sustained going forward and, as a result, actual experience may differ from current expectations. The effect on the net accounting surplus or deficit and on the pension charge in the Group’s income statement of changes to the principal actuarial assumptions is set out in note 37.

FAIR VALUE OF FINANCIAL INSTRUMENTS

At 31 December 2015, the carrying value of the Group’s financial instrument assets held at fair value was £203,035 million (2014: £244,552 million), and its financial instrument liabilities held at fair value was £78,212 million (2014: £95,340 million). Included within these balances are derivative assets of £29,467 million (2014: £36,128 million) and derivative liabilities of £26,301 million (2014: £33,187 million). The group’s accounting policy for its financial instruments is set out in note 2(E) and 2(F).

In accordance with IFRS 13 Fair Value Measurement, the Group categorises financial instruments carried on the balance sheet at fair value using a three level hierarchy. Financial instruments categorised as level 1 are valued using quoted market prices and therefore there is minimal judgement applied in determining fair value. However, the fair value of financial instruments categorised as level 2 and, in particular, level 3 is determined using valuation techniques including discounted cash flow analysis and valuation models. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in note 50, on page F-81. These valuation techniques involve management judgement and estimates the extent of which depends on the complexity of the instrument and the availability of market observable information. Valuation techniques for level 2 financial instruments use inputs that are based on observable market data. Level 3 financial instruments are those where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data. Determining the appropriate assumptions to be used for level 3 financial instruments requires significant management judgement. Further details of the Group’s level 3 financial instruments and the sensitivity of their valuation including the effect of applying reasonably possible alternative assumptions in determining their fair value are set out in note 50. Details about sensitivities to market risk arising from trading assets and other treasury positions can be found in the Risk Management section on page 94.

RECOVERABILITY OF DEFERRED TAX ASSETS

At 31 December 2015 the Group carried deferred tax assets on its balance sheet of £4,010 million (2014: £4,145 million) and deferred tax liabilities of £33 million (2014: £54 million) (note 38). This presentation takes into account the ability of the Group to net deferred tax assets and liabilities only where there is a legally enforceable right of offset. Note 38 presents the Group’s deferred tax assets and liabilities by type. The largest category of deferred tax asset relates to tax losses carried forward.

The recoverability of the Group’s deferred tax assets in respect of carry forward losses is based on an assessment of future levels of taxable profit expected to arise that can be offset against these losses. The Group’s expectations as to the level of future taxable profits take into account the Group’s long-term financial and strategic plans, and anticipated future tax adjusting items.

In making this assessment account is taken of business plans, the board approved operating plan and the expected future economic outlook as set out in the Group Chief Executive’s Review and Market Overview, as well as the risks associated with future regulatory change.

The Group’s total deferred tax asset includes £4,890 million (2014: £5,758 million) in respect of trading losses carried forward. The tax losses have arisen in individual legal entities and will be used as future taxable profits arise in those legal entities, though substantially all of the unused tax losses for which a deferred tax asset has been recognised arise in Bank of Scotland plc and Lloyds Bank plc.

The deferred tax asset is expected to be utilised over different time periods in each of the entities in which the losses arise. Under current UK tax law there is no expiry date for unused tax losses. Following the enactment of the Finance Act 2015, there is now a restriction imposed on the amount of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

banks’ profits that can be offset by certain carried forward tax losses for the purposes of calculating corporation tax liabilities. The losses are expected to be fully utilised by 2025.

As disclosed in note 38, deferred tax assets totalling £1,109 million (2014: £921 million) have not been recognised in respect of certain capital losses carried forward, trading losses carried forward and unrelieved foreign tax credits as there are no predicted future capital or taxable profits against which these losses can be recognised.

VALUATION OF ASSETS AND LIABILITIES ARISING FROM INSURANCE BUSINESS.

At 31 December 2015, the Group recognised a value of in-force business asset of £4,219 million (2014: £4,446 million) and an acquired value of in-force business asset of £377 million (2014: £418 million). The value of in-force business asset represents the present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. The acquired value of in-force business asset represents the contractual rights to benefits from providing investment management services in relation to non-participating investment contracts acquired in business combinations and portfolio transfers. The methodology used to value these assets is set out in note 25. The valuation or recoverability of these assets requires assumptions to be made about future economic and operating conditions which are inherently uncertain and changes could significantly affect the value attributed to these assets. The key assumptions that have been made in determining the carrying value of the value of in-force business assets at 31 December 2015 are set out in note 25.

At 31 December 2015, the Group carried total liabilities arising from insurance contracts and participating investment contracts of £80,294 million (2014: £86,918 million). The methodology used to value these liabilities is described in note 33. Elements of the liability valuations require assumptions to be made about future investment returns, future mortality rates and future policyholder behaviour and are subject to significant management judgement and estimation uncertainty. The key assumptions that have been made in determining the carrying value of these liabilities are set out in note 33.

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

Following the disposal of TSB in 2015, the Group’s activities are organised into four financial reporting segments: Retail; Commercial Banking; Consumer Finance and Insurance. The results of TSB up to the point of disposal are included in Other.

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

Consumer Finance comprises the Group’s consumer and corporate Credit Card businesses, along with the Black Horse motor financing and Lex Autolease car leasing businesses in Asset Finance. The Group’s European deposits, German lending and Dutch retail mortgage businesses are managed within Asset Finance.

Insurance is a core part of Lloyds Banking Group and is focused on five key markets: Corporate Pensions, Protection, Retirement, Bulk Annuities and Home Insurance, to enable customers to protect themselves today and prepare for a secure financial future.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

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

		Commercial	Consumer			Underlying
	Retail	Banking	Finance	Insurance	Other	basis total
	£m	£m	£m	£m	£m	£m
Year ended 31 December 2015
Net interest income	7,397	2,510	1,287	(163)	451	11,482
Other income (net of insurance claims)	1,122	2,066	1,358	1,827	(218)	6,155
Total underlying income, net of insurance claims	8,519	4,576	2,645	1,664	233	17,637
Total costs	(4,573)	(2,167)	(1,488)	(702)	(145)	(9,075)
Impairment	(432)	22	(152)	–	(6)	(568)
TSB	–	–	–	–	118	118
Underlying profit	3,514	2,431	1,005	962	200	8,112
External income	9,391	3,616	2,946	2,065	(381)	17,637
Inter-segment income	(872)	960	(301)	(401)	614	–
Segment income	8,519	4,576	2,645	1,664	233	17,637
Segment external assets	316,343	178,189	28,694	143,217	140,245	806,688
Segment customer deposits	279,559	126,158	11,082	–	1,527	418,326
Segment external liabilities	284,882	220,182	15,437	137,233	101,974	759,708
Other segment items reflected in income statement above:
Depreciation and amortisation	409	203	838	124	538	2,112
(Decrease) increase in value of in-force business	–	–	–	(162)	–	(162)
Defined benefit scheme charges	124	30	9	11	141	315
Other segment items:
Additions to fixed assets	385	146	1,752	344	790	3,417
Investments in joint ventures and associates at end of year	7	–	–	–	40	47
F-24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

		Commercial	Consumer			Underlying
	Retail	Banking	Finance	Insurance	Other	basis total
	£m	£m	£m	£m	£m	£m
Year ended 31 December 2014
Net interest income	7,079	2,480	1,290	(131)	257	10,975
Other income (net of insurance claims)	1,212	1,956	1,364	1,725	210	6,467
Total underlying income, net of insurance claims	8,291	4,436	2,654	1,594	467	17,442
Total costs	(4,464)	(2,147)	(1,429)	(672)	(330)	(9,042)
Impairment	(599)	(83)	(215)	–	(205)	(1,102)
TSB	–	–	–	–	458	458
Underlying profit	3,228	2,206	1,010	922	390	7,756
External income	9,034	3,800	2,803	1,206	599	17,442
Inter-segment income	(743)	636	(149)	388	(132)	–
Segment income	8,291	4,436	2,654	1,594	467	17,442
Segment external assets	317,246	241,754	25,646	150,615	119,635	854,896
Segment customer deposits	285,539	119,882	14,955	–	26,691	447,067
Segment external liabilities	295,880	231,400	18,581	144,921	114,211	804,993
Other segment items reflected in income statement above:
Depreciation and amortisation	353	153	773	127	189	1,595
(Decrease) increase in value of in-force business	–	–	–	(428)	–	(428)
Defined benefit scheme charges	121	37	9	9	168	344
Other segment items:
Additions to fixed assets	419	242	1,633	449	699	3,442
Investments in joint ventures and associates at end of year	12	–	–	–	62	74

		Commercial	Consumer			Underlying
	Retail	Banking	Finance	Insurance	Other	basis total
	£m	£m	£m	£m	£m	£m
Year ended 31 December 2013
Net interest income	6,500	2,113	1,333	(107)	431	10,270
Other income (net of insurance claims)	1,435	2,259	1,359	1,864	840	7,757
Total underlying income, net of insurance claims	7,935	4,372	2,692	1,757	1,271	18,027
Total costs	(4,160)	(2,084)	(1,384)	(669)	(775)	(9,072)
Impairment	(760)	(398)	(343)	–	(1,394)	(2,895)
TSB	–	–	–	–	106	106
Underlying profit (loss)	3,015	1,890	965	1,088	(792)	6,166
External income	8,526	2,959	2,772	2,439	1,331	18,027
Inter-segment income	(591)	1,413	(80)	(682)	(60)	–
Segment income	7,935	4,372	2,692	1,757	1,271	18,027
Segment external assets	317,146	227,771	25,025	155,378	117,060	842,380
Segment customer deposits	283,189	111,654	18,733	–	25,891	439,467
Segment external liabilities	300,412	206,729	21,868	149,445	124,590	803,044
Other segment items reflected in income statement above:
Depreciation and amortisation	299	136	754	136	220	1,545
Increase (decrease) in value of in-force business	–	–	–	425	(9)	416
Defined benefit scheme charges	109	44	6	12	228	399
Other segment items:
Additions to fixed assets	446	160	1,320	373	683	2,982
Investments in joint ventures and associates at end of year	23	–	1	–	77	101
F-25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

RECONCILIATION OF UNDERLYING BASIS TO STATUTORY RESULTS

The underlying basis is the basis on which financial information is presented to the chief operating decision maker which excludes certain items included in the statutory results. The table below reconciles the statutory results to the underlying basis.

						Removal of:
	Lloyds					PPI and
	Banking	Asset				other
	Group	sales and			Insurance	conduct	Underlying
	statutory	other items[1]	Simplification	TSB[3]	gross up	provisions[2]	basis
	£m	£m	£m	£m	£m	£m	£m
Year ended 31 December 2015
Net interest income	11,318	318	–	(192)	38	–	11,482
Other income, net of insurance claims	6,103	214	–	(36)	(126)	–	6,155
Total income, net of insurance claims	17,421	532	–	(228)	(88)	–	17,637
Operating expenses	(15,387)	381	170	836	88	4,837	(9,075)
Impairment	(390)	(197)	–	19	–	–	(568)
TSB	–	–	–	118	–	–	118
Profit	1,644	716	170	745	–	4,837	8,112
1	Comprises the effects of asset sales (gain of £54 million), volatile items (loss of £208 million), liability management (loss of £28 million), the fair value unwind (loss of £192 million) and the amortisation of purchased intangibles (£342 million).

2	Comprises the payment protection insurance provision (£4,000 million) and other regulatory provisions (£837 million).

3	Comprises the underlying results of TSB, dual running and build costs and the charge related to the disposal of TSB.
		Removal of:
	Lloyds					PPI and
	Banking	Asset				other
	Group	sales and			Insurance	conduct	Underlying
	statutory	other items[1]	Simplification	TSB[3]	gross up	provisions[2]	basis
	£m	£m	£m	£m	£m	£m	£m
Year ended 31 December 2014
Net interest income	10,660	619	–	(786)	482	–	10,975
Other income, net of insurance claims	5,739	1,460	22	(140)	(614)	–	6,467
Total income, net of insurance claims	16,399	2,079	22	(926)	(132)	–	17,442
Operating expenses	(13,885)	(286)	944	928	132	3,125	(9,042)
Impairment	(752)	(448)	–	98	–	–	(1,102)
TSB	–	–	–	458	–	–	458
Profit	1,762	1,345	966	558	–	3,125	7,756
1	Comprises the effects of asset sales (gain of £138 million), volatile items (gain of £58 million), liability management (loss of £1,386 million), the past service pension credit of £710 million (which represents the curtailment credit of £843 million following the Group’s decision to reduce the cap on pensionable pay partly offset by the cost of other changes to the pay, benefits and reward offered to employees), the fair value unwind (loss of £529 million) and the amortisation of purchased intangibles (£336 million).

2	Comprises the payment protection insurance provision (£2,200 million) and other regulatory provisions (£925 million).

3	Comprises the underlying results of TSB, dual running and build costs.
		Removal of:
	Lloyds					PPI and
	Banking	Asset				other
	Group	sales and			Insurance	conduct	Underlying
	statutory	other items[1]	Simplification	TSB[3]	gross up	provisions[2]	basis
	£m	£m	£m	£m	£m	£m	£m
Year ended 31 December 2013
Net interest income	7,338	617	–	(615)	2,930	–	10,270
Other income, net of insurance claims	11,140	(146)	–	(163)	(3,074)	–	7,757
Total income, net of insurance claims	18,478	471	–	(778)	(144)	–	18,027
Operating expenses	(15,322)	571	830	1,250	144	3,455	(9,072)
Impairment	(2,741)	(263)	–	109	–	–	(2,895)
TSB	–	–	–	106	–	–	106
Profit	415	779	830	687	–	3,455	6,166
1	Comprises the effects of asset sales (gain of £100 million), volatile items (loss of £10 million), liability management (loss of £142 million), the fair value unwind (loss of £228 million), the amortisation of purchased intangibles (£395 million) and the past service pensions charge (£104 million, see note 11).

2	Comprises the payment protection insurance provision (£3,050 million) and other regulatory provisions (£405 million).

3	Comprises the underlying results of TSB, dual running and build costs.

GEOGRAPHICAL AREAS

Following the reduction in the Group’s non-UK activities, an analysis between UK and non-UK activities is no longer provided.

F-26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: NET INTEREST INCOME

	Weighted average
	effective interest rate
	2015	2014	2013	2015	2014	2013
	%	%	%	£m	£m	£m
Interest and similar income:
Loans and advances to customers	3.50	3.53	3.84	16,256	17,806	19,928
Loans and advances to banks	0.42	0.52	0.45	397	406	457
Debt securities held as loans and receivables	1.87	2.57	1.52	40	42	32
Interest receivable on loans and receivables	2.98	3.12	3.28	16,693	18,254	20,417
Available-for-sale financial assets	1.77	1.90	1.92	725	957	746
Held-to-maturity investments	1.49	–	–	197	–	–
Total interest and similar income	2.86	3.03	3.20	17,615	19,211	21,163
Interest and similar expense:
Deposits from banks, excluding liabilities under sale and repurchase transactions	0.41	0.74	0.65	(43)	(86)	(129)
Customer deposits, excluding liabilities under sale and repurchase transactions	0.87	1.15	1.54	(3,299)	(4,781)	(6,119)
Debt securities in issue	0.69	0.63	1.30	(586)	(552)	(1,451)
Subordinated liabilities	8.37	8.44	8.57	(2,091)	(2,475)	(2,956)
Liabilities under sale and repurchase agreements	0.57	2.61	1.21	(34)	(55)	(79)
Interest payable on liabilities held at amortised cost	1.19	1.45	1.88	(6,053)	(7,949)	(10,734)
Amounts payable to unitholders in consolidated open-ended investment vehicles	1.16	3.23	12.08	(244)	(602)	(3,091)
Total interest and similar expense	1.19	1.51	2.32	(6,297)	(8,551)	(13,825)
Net interest income				11,318	10,660	7,338

Included within interest and similar income is £248 million (2014: £407 million; 2013: £901 million) in respect of impaired financial assets. Net interest income also includes a credit of £956 million (2014: credit of £1,153 million; 2013: credit of £550 million) transferred from the cash flow hedging reserve (see note 43).

NOTE 6: NET FEE AND COMMISSION INCOME

	2015	2014	2013
	£m	£m	£m
Fee and commission income:
Current accounts	804	918	973
Credit and debit card fees	918	1,050	984
Other	1,530	1,691	2,162
Total fee and commission income	3,252	3,659	4,119
Fee and commission expense	(1,442)	(1,402)	(1,385)
Net fee and commission income	1,810	2,257	2,734

Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

F-27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: NET TRADING INCOME

	2015	2014	2013
	£m	£m	£m
Foreign exchange translation (losses) gains	(80)	(95)	162
Gains on foreign exchange trading transactions	335	344	238
Total foreign exchange	255	249	400
Investment property gains (note 27)	416	513	156
Securities and other gains (see below)	3,043	9,397	15,911
Net trading income	3,714	10,159	16,467

Securities and other gains comprise net gains (losses) arising on assets and liabilities held at fair value through profit or loss and for trading as follows:

	2015	2014	2013
	£m	£m	£m
Net income arising on assets held at fair value through profit or loss:
Debt securities, loans and advances	451	4,805	55
Equity shares	2,384	3,816	15,813
Total net income arising on assets held at fair value through profit or loss	2,835	8,621	15,868
Net income (expense) arising on liabilities held at fair value through profit or loss – debt securities in issue	14	(75)	(93)
Total net gains arising on assets and liabilities held at fair value through profit or loss	2,849	8,546	15,775
Net gains on financial instruments held for trading	194	851	136
Securities and other gains	3,043	9,397	15,911

NOTE 8: INSURANCE PREMIUM INCOME

	2015	2014	2013
	£m	£m	£m
Life insurance
Gross premiums:
Life and pensions	3,613	6,070	6,823
Annuities	430	327	549
Other	—	—	10
	4,043	6,397	7,382
Ceded reinsurance premiums	(122)	(142)	(182)
Net earned premiums	3,921	6,255	7,200
Non-life insurance
Net earned premiums	871	870	997
Total net earned premiums	4,792	7,125	8,197

Premium income in 2015 has been reduced by a charge of £1,959 million relating to the recapture by a third party insurer of a portfolio of policies previously reassured with the Group.

F-28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: OTHER OPERATING INCOME

	2015	2014	2013
	£m	£m	£m
Operating lease rental income	1,165	1,126	1,120
Rental income from investment properties (note 27)	268	269	308
Gains less losses on disposal of available-for-sale financial assets (note 43)	51	131	629
Movement in value of in-force business (note 25)	(162)	(428)	416
Liability management	(28)	(1,386)	(142)
Share of results of joint ventures and associates	(3)	32	43
Other	225	(53)	875
Total other operating income	1,516	(309)	3,249

LIABILITY MANAGEMENT

In April 2014, the Group completed concurrent Sterling, Euro and Dollar exchange offers with holders of certain series of its Enhanced Capital Notes (ECNs) to exchange the ECNs for new Additional Tier 1 (AT1) securities. In addition the Group completed a tender offer to eligible retail holders outside the United States to sell their Sterling-denominated ECNs for cash. The exchange offers completed with the equivalent of £5.0 billion of ECNs being exchanged for the equivalent of £5.35 billion of AT1 securities, before issue costs. The retail tender offer completed with approximately £58.5 million of ECNs being repurchased for cash. A loss of £1,362 million was recognised in relation to these exchange and tender transactions in the year ended 31 December 2014.

Losses of £28 million arose in the year ended 31 December 2015 (2014: losses of £24 million; 2013: losses of £142 million) on other transactions undertaken as part of the Group’s management of its wholesale funding and subordinated debt.

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

NOTE 10: INSURANCE CLAIMS

Insurance claims comprise:

	2015	2014	2013
	£m	£m	£m
Life insurance and participating investment contracts
Claims and surrenders	(7,983)	(7,506)	(8,495)
Change in insurance and participating investment contracts (note 33)	2,898	(4,392)	(5,184)
Change in non-participating investment contracts	(438)	(1,448)	(5,409)
	(5,523)	(13,346)	(19,088)
Reinsurers’ share	101	109	60
	(5,422)	(13,237)	(19,028)
Change in unallocated surplus	63	74	(123)
Total life insurance and participating investment contracts	(5,359)	(13,163)	(19,151)
Non-life insurance
Total non-life insurance claims, net of reinsurance	(370)	(330)	(356)
Total insurance claims	(5,729)	(13,493)	(19,507)
Life insurance and participating investment contracts gross claims and surrenders can also be analysed as follows:
Deaths	(631)	(549)	(611)
Maturities	(1,348)	(1,656)	(2,240)
Surrenders	(4,811)	(4,102)	(4,489)
Annuities	(902)	(884)	(860)
Other	(291)	(315)	(295)
Total life insurance gross claims and surrenders	(7,983)	(7,506)	(8,495)
F-29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES

	2015	2014	2013
	£m	£m	£m
Staff costs:
Salaries	2,808	3,178	3,331
Performance-based compensation	409	390	473
Social security costs	349	398	385
Pensions and other post-retirement benefit schemes (note 37):
Past service (credits) charges[1]	–	(822)	104
Other	548	596	654
	548	(226)	758
Restructuring costs	104	264	111
Other staff costs	459	741	783
	4,677	4,745	5,841
Premises and equipment:
Rent and rates	368	424	467
Repairs and maintenance	173	221	178
Other	174	246	325
	715	891	970
Other expenses:
Communications and data processing	893	1,118	1,169
Advertising and promotion	253	336	313
Professional fees	262	481	425
UK bank levy	270	237	238
TSB disposal (note 55)	665	—	—
Other	703	1,017	971
	3,046	3,189	3,116
Depreciation and amortisation:
Depreciation of property, plant and equipment (note 27)	1,534	1,391	1,374
Amortisation of acquired value of in-force non-participating investment contracts (note 25)	41	43	54
Amortisation of other intangible assets (note 26)	537	501	512
	2,112	1,935	1,940
Total operating expenses, excluding regulatory provisions	10,550	10,760	11,867
Regulatory provisions:
Payment protection insurance provision (note 39)	4,000	2,200	3,050
Other regulatory provisions (note 39)	837	925	405
	4,837	3,125	3,455
Total operating expenses	15,387	13,885	15,322

1	On 11 March 2014 the Group announced a change to its defined benefit pension schemes, revising the existing cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to nil with effect from 2 April 2014. The effect of this change was to reduce the Group’s retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement. This has been partly offset by a charge of £21 million following changes to pension arrangements for staff within the TSB business.
In 2013, the Group agreed certain changes to early retirement and commutation factors in two of its principal defined benefit pension schemes, resulting in a curtailment cost of £104 million recognised in the Group’s income statement in the year ended 31 December 2013.
F-30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES continued

PERFORMANCE-BASED COMPENSATION

The table below analyses the Group’s performance-based compensation costs between those relating to the current performance year and those relating to earlier years.

	2015	2014	2013
	£m	£m	£m
Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	280	324	394
Awards made in respect of earlier years	129	66	79
	409	390	473
Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	114	152	47
Awards made in respect of earlier years	56	32	30
	170	184	77

Performance-based awards expensed in 2015 include cash awards amounting to £96 million (2014: £104 million; 2013: £126 million).

AVERAGE HEADCOUNT

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2015	2014	2013
UK	84,922	94,241	96,001
Overseas	781	847	1,868
Total	85,703	95,088	97,869

FEES PAYABLE TO THE AUDITORS

Fees payable to the Company’s auditors by the Group are as follows:

	2015	2014	2013
	£m	£m	£m

Fees payable for the audit of the Company’s current year annual report	1.2	1.4	1.5
Fees payable for other services:
Audit of the Company’s subsidiaries pursuant to legislation	14.9	15.5	17.4
Other services supplied pursuant to legislation	2.2	2.1	2.6
Total audit fees	18.3	19.0	21.5
Other services – audit related fees	3.2	9.1	4.5
Total audit and audit related fees	21.5	28.1	26.0
Services relating to taxation:
Taxation compliance services	0.2	0.2	0.3
All other taxation advisory services	0.1	0.3	0.3
	0.3	0.5	0.6
Other non-audit fees:
Services relating to corporate finance transactions	0.2	0.3	0.3
Other services	2.3	3.2	5.6
Total other non-audit fees	2.5	3.5	5.9
Total fees payable to the Company’s auditors by the Group	24.3	32.1	32.5
F-31

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

All statutory audit work as well as non-audit assignments where the fee is expected to exceed the relevant fee cap must be pre-approved by the Audit Committee on an individual engagement basis. On a quarterly basis, the Audit Committee receives and reviews a report detailing all pre-approved services and amounts paid to the auditors for such pre-approved services.

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2015	2014	2013
	£m	£m	£m
Audits of Group pension schemes	0.3	0.3	0.3
Audits of the unconsolidated Open Ended Investment Companies managed by the Group	0.4	0.4	0.5
Reviews of the financial position of corporate and other borrowers	3.1	5.0	6.5
Acquisition due diligence and other work performed in respect of potential venture capital investments	1.2	1.0	2.1

NOTE 12: IMPAIRMENT

	2015	2014	2013
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	443	735	2,725
Debt securities classified as loans and receivables	(2)	2	1
Total impairment losses on loans and receivables (note 21)	441	737	2,726
Impairment of available-for-sale financial assets	4	5	15
Other credit risk provisions	(55)	10	—
Total impairment charged to the income statement	390	752	2,741
F-32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: TAXATION

(A) ANALYSIS OF TAX CHARGE FOR THE YEAR

	2015	2014	2013
	£m	£m	£m

UK corporation tax:
Current tax on profit for the year	(485)	(162)	(226)
Adjustments in respect of prior years	(90)	213	(205)
	(575)	51	(431)
Foreign tax:
Current tax on profit for the year	(24)	(39)	(60)
Adjustments in respect of prior years	27	3	26
	3	(36)	(34)
Current tax (charge) credit	(572)	15	(465)
Deferred tax (note 38):
Origination and reversal of temporary differences	(185)	(72)	(434)
Due to change in UK corporation tax rate	(27)	(24)	(594)
Adjustments in respect of prior years	96	(182)	276
	(116)	(278)	(752)
Tax charge	(688)	(263)	(1,217)

The charge for tax on the profit for 2015 is based on a UK corporation tax rate of 20.25 per cent (2014: 21.5 per cent; 2013: 23.25 per cent).

The income tax charge is made up as follows:

	2015	2014	2013
	£m	£m	£m
Tax credit (charge) attributable to policyholders	3	(18)	(328)
Shareholder tax charge	(691)	(245)	(889)
Tax charge	(688)	(263)	(1,217)

(B) FACTORS AFFECTING THE TAX CHARGE FOR THE YEAR

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to the profit before tax to the actual tax charge for the year is given below:

	2015	2014	2013
	£m	£m	£m
Profit before tax	1,644	1,762	415
Tax charge thereon at UK corporation tax rate of 20.25 per cent
(2014: 21.5 per cent; 2013: 23.25 per cent)	(333)	(379)	(96)
Factors affecting charge:
UK corporation tax rate change and related impacts	(27)	(24)	(594)
Disallowed items[1]	(630)	(195)	(167)
Non-taxable items	162	153	132
Overseas tax rate differences	(4)	(24)	(116)
Gains exempted or covered by capital losses	67	181	57
Policyholder tax	3	(14)	(251)
Deferred tax on losses no longer recognised following sale of Australian operations	—	—	(348)
Deferred tax on Australian tax losses not previously recognised	—	—	60
Tax losses not previously recognised	42	—	—
Adjustments in respect of previous years	33	34	97
Effect of results of joint ventures and associates	(1)	7	9
Other items	—	(2)	—
Tax charge on profit on ordinary activities	(688)	(263)	(1,217)

1	The Finance (No. 2) Act 2015 introduced restrictions on the tax deductibility of provisions for conduct charges arising on or after 8 July 2015. This has resulted in an additional income statement tax charge of £459 million.
F-33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: TAXATION continued

The Finance (No. 2) Act 2015 (the Act) was substantively enacted on 26 October 2015. The Act reduced the main rate of corporation tax to 19 per cent from 1 April 2017 and 18 per cent from 1 April 2020; however from 1 January 2016 banking profits will be subject to an additional surcharge of 8 per cent. The change in the main rate of corporation tax from 20 per cent to 18 per cent, and the additional surcharge of 8 per cent, have resulted in a movement in the Group’s net deferred tax asset at 31 December 2015 of £123 million, comprising the £27 million charge included in the income statement and a £96 million charge included in equity.

NOTE 14: EARNINGS PER SHARE

	2015	2014		2013
	£m	£m		£m
Profit (loss) attributable to equity shareholders – basic and diluted	466	1,125		(838)
Tax relief on distributions to other equity holders	80	62		—
	546	1,187		(838)
	2015	2014		2013
	million	million		million
Weighted average number of ordinary shares in issue – basic	71,272	71,350		71,009
Adjustment for share options and awards	1,068	1,097		—
Weighted average number of ordinary shares in issue – diluted	72,340	72,447		71,009
Basic earnings (loss) per share	0.8p	1.7	p	(1.2	)p
Diluted earnings (loss) per share	0.8p	1.6	p	(1.2	)p

Basic earnings per share are calculated by dividing the net profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting 101 million (2014: 22 million; 2013: 18 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.

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

The weighted-average number of anti-dilutive share options and awards excluded from the calculation of diluted earnings per share was 1 million at 31 December 2015 (2014: 7 million; 2013: 28 million).

NOTE 15: TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

These assets are comprised as follows:

	2015			2014
		Other financial			Other financial
		assets at fair			assets at fair
	Trading	value through		Trading	value through
	assets	profit or loss	Total	assets	profit or loss	Total
	£m	£m	£m	£m	£m	£m
Loans and advances to customers	30,109	—	30,109	28,513	—	28,513
Loans and advances to banks	3,065	—	3,065	8,212	—	8,212
Debt securities:
Government securities	8,269	13,848	22,117	7,976	17,497	25,473
Other public sector securities	—	2,039	2,039	—	2,170	2,170
Bank and building society certificates of deposit	—	135	135	554	—	554
Asset-backed securities:
Mortgage-backed securities	516	842	1,358	187	847	1,034
Other asset-backed securities	85	762	847	129	721	850
Corporate and other debt securities	612	19,704	20,316	1,486	20,604	22,090
	9,482	37,330	46,812	10,332	41,839	52,171
Equity shares	5	60,471	60,476	—	61,576	61,576
Treasury and other bills	—	74	74	1,437	22	1,459
Total	42,661	97,875	140,536	48,494	103,437	151,931

Other financial assets at fair value through profit or loss include the following assets designated into that category:

(i)	financial assets backing insurance contracts and investment contracts of £90,492 million (2014: £94,314 million) which are so designated because the related liabilities either have cash flows that are contractually based on the performance of the assets or are contracts whose measurement takes
F-34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS continued

account of current market conditions and where significant measurement inconsistencies would otherwise arise. Included within these assets are investments in unconsolidated structured entities of £13,282 million (2014: £27,255 million), see note 20; and

(ii)	private equity investments of £2,415 million (2014: £2,350 million) that are managed, and evaluated, on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis.

For amounts included above which are subject to repurchase and reverse repurchase agreements see note 53.

NOTE 16: DERIVATIVE FINANCIAL INSTRUMENTS

The Group holds derivatives as part of the following strategies:

–	Customer driven, where derivatives are held as part of the provision of risk management products to Group customers;

–	To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 53; and

–	Derivatives held in policyholder funds as permitted by the investment strategies of those funds.

Derivatives are classified as trading except those designated as effective hedging instruments which meet the criteria under IAS 39. Derivatives are held at fair value on the Group’s balance sheet. A description of the methodology used to determine the fair value of derivative financial instruments and the effect of using reasonably possible alternative assumptions for those derivatives valued using unobservable inputs is set out in note 50.

The principal derivatives used by the Group are as follows:

–	Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date.

–	Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

–	Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place. The Group also uses credit default swaps to securitise, in combination with external funding, £455 million (2014: £611 million) of corporate and commercial banking loans.

–	Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date.
F-35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: DERIVATIVE FINANCIAL INSTRUMENTS continued

The fair values and notional amounts of derivative instruments are set out in the following table:

	31 December 2015			31 December 2014
	Contract/ notional	Fair value	Fair value	Contract/notional	Fair value	Fair value
	amount	assets	liabilities	amount	assets	liabilities
	£m	£m	£m	£m	£m	£m
Trading and other
Exchange rate contracts:
Spot, forwards and futures	39,817	852	774	36,894	941	801
Currency swaps	293,536	5,585	4,323	301,451	4,849	4,706
Options purchased	20,352	751	–	49,085	1,244	–
Options written	22,708	–	984	49,784	–	1,443
	376,413	7,188	6,081	437,214	7,034	6,950
Interest rate contracts:
Interest rate swaps	2,316,071	14,442	13,050	3,999,343	18,733	16,569
Forward rate agreements	1,159,099	6	57	1,791,219	9	56
Options purchased	55,962	3,003	–	58,600	3,755	–
Options written	52,202	–	3,116	54,031	–	3,725
Futures	105,475	7	8	134,117	9	24
	3,688,809	17,458	16,231	6,037,310	22,506	20,374
Credit derivatives	4,566	295	407	18,063	279	1,066
Embedded equity conversion feature	–	545	–	–	646	–
Equity and other contracts	14,174	1,295	1,145	14,842	1,430	1,181
Total derivative assets/liabilities – trading and other	4,083,962	26,781	23,864	6,507,429	31,895	29,571
Hedging
Derivatives designated as fair value hedges:
Currency swaps	2,649	52	107	7,281	113	131
Interest rate swaps	121,063	1,572	724	115,394	2,342	831
Options purchased	–	–	–	553	17	–
	123,712	1,624	831	123,228	2,472	962
Derivatives designated as cash flow hedges:
Interest rate swaps	460,829	816	1,534	518,746	1,606	2,536
Futures	150,085	3	–	151,102	–	5
Currency swaps	11,228	243	72	11,720	155	113
	622,142	1,062	1,606	681,568	1,761	2,654
Total derivative assets/liabilities – hedging	745,854	2,686	2,437	804,796	4,233	3,616
Total recognised derivative assets/liabilities	4,829,816	29,467	26,301	7,312,225	36,128	33,187

The principal amount of the contract does not represent the Group’s real exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure. Further details are provided in note 53 Credit risk.

The embedded equity conversion feature of £545 million (2014: £646 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; the loss of £101 million arising from the change in fair value over 2015 (2014: gain of £401 million; 2013: loss of £209 million) is included within net gains on financial instruments held for trading within net trading income (note 7).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: DERIVATIVE FINANCIAL INSTRUMENTS continued

HEDGED CASH FLOWS

For designated cash flow hedges the following table shows when the Group’s hedged cash flows are expected to occur and when they will affect income.

	0-1 years	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	10-20 years	Over 20 years	Total
2015	£m	£m	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows
expected to occur:
Forecast receivable cash flows	363	298	499	500	376	1,876	137	75	4,124
Forecast payable cash flows	(1,235)	(758)	(714)	(667)	(440)	(1,116)	(532)	(145)	(5,607)
Hedged forecast cash flows affect
profit or loss:
Forecast receivable cash flows	381	439	515	453	345	1,777	136	78	4,124
Forecast payable cash flows	(1,261)	(741)	(715)	(671)	(440)	(1,115)	(523)	(141)	(5,607)

	0-1 years	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	10-20 years	Over 20 years	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	250	458	680	845	745	1,928	112	111	5,129
Forecast payable cash flows	(130)	(136)	(53)	(58)	(57)	(346)	(459)	(104)	(1,343)
Hedged forecast cash flows affect
profit or loss:
Forecast receivable cash flows	391	536	769	830	646	1,736	114	107	5,129
Forecast payable cash flows	(174)	(105)	(54)	(57)	(63)	(358)	(433)	(99)	(1,343)

There were no transactions for which cash flow hedge accounting had to be ceased in 2015 or 2014 as a result of the highly probable cash flows no longer being expected to occur.

NOTE 17: LOANS AND ADVANCES TO BANKS

	2015	2014
	£m	£m
Lending to banks	2,273	2,902
Money market placements with banks	22,844	23,253
Total loans and advances to banks before allowance for impairment losses	25,117	26,155
Allowance for impairment losses	–	–
Total loans and advances to banks	25,117	26,155

For amounts included above which are subject to reverse repurchase agreements see note 53.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: LOANS AND ADVANCES TO CUSTOMERS

	2015	2014
	£m	£m
Agriculture, forestry and fishing	6,924	6,586
Energy and water supply	3,247	3,853
Manufacturing	5,953	6,000
Construction	4,952	6,425
Transport, distribution and hotels	13,526	15,112
Postal and telecommunications	2,563	2,624
Property companies	32,228	36,682
Financial, business and other services	43,072	44,979
Personal:
Mortgages	312,877	333,318
Other	20,579	23,123
Lease financing	2,751	3,013
Hire purchase	9,536	7,403
Total loans and advances to customers before allowance for impairment losses	458,208	489,118
Allowance for impairment losses (note 21)	(3,033)	(6,414)
Total loans and advances to customers	455,175	482,704

For amounts included above which are subject to reverse repurchase agreements see note 53.

Loans and advances to customers include finance lease receivables, which may be analysed as follows:

	2015	2014
	£m	£m
Gross investment in finance leases, receivable:
Not later than 1 year	497	573
Later than 1 year and not later than 5 years	1,225	1,214
Later than 5 years	2,407	3,136
	4,129	4,923
Unearned future finance income on finance leases	(1,316)	(1,837)
Rentals received in advance	(62)	(73)
Net investment in finance leases	2,751	3,013

The net investment in finance leases represents amounts recoverable as follows:

	2015	2014
	£m	£m
Not later than 1 year	319	339
Later than 1 year and not later than 5 years	859	763
Later than 5 years	1,573	1,911
Net investment in finance leases	2,751	3,013

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. During 2015 and 2014 no contingent rentals in respect of finance leases were recognised in the income statement. There was no allowance for uncollectable finance lease receivables included in the allowance for impairment losses (2014: £1 million).

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

	2015		2014
	Loans and		Loans and
	advances	Notes	advances	Notes
	securitised	in issue	securitised	in issue
	£m	£m	£m	£m
Securitisation programmes[1]
UK residential mortgages	39,154	20,931	50,250	28,392
Commercial loans	9,345	8,720	13,372	12,533
Credit card receivables	7,305	5,277	6,762	4,278
Dutch residential mortgages	1,981	2,044	3,866	4,004
Personal loans	–	–	1,318	751
PFI/PPP and project finance loans	305	94	402	99
	58,090	37,066	75,970	50,057
Less held by the Group		(29,303)		(38,149)
Total securitisation programmes (note 32)		7,763		11,908
Covered bond programmes
Residential mortgage-backed	43,323	29,697	47,795	31,730
Social housing loan-backed	2,544	1,700	2,826	1,800
	45,867	31,397	50,621	33,530
Less held by the Group		(4,197)		(6,339)
Total covered bond programmes (note 32)		27,200		27,191
Total securitisation and covered bond programmes		34,963		39,099

[1]	Includes securitisations utilising a combination of external funding and credit default swaps.

Cash deposits of £8,383 million (2014: £11,251 million) held by the Group are restricted in use to repayment of the debt securities issued by the structured entities, the term advances relating to covered bonds and other legal obligations. Additionally, the Group had certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2015 these obligations had not been triggered; the maximum exposure under these facilities was £381 million (2014: £392 million).

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

The Group has not voluntarily offered to repurchase assets from any of its public securitisation programmes during 2015 (2014: none). Such repurchases are made in order to ensure that the expected maturity dates of the notes issued from these programmes are met.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: STRUCTURED ENTITIES

The Group’s interests in structured entities are both consolidated and unconsolidated. Detail of the Group’s interests in consolidated structured entities are set out in: note 19 for securitisations and covered bond vehicles, note 37 for structured entities associated with the Group’s pension schemes, and below in part (A) and (B). Details of the Group’s interests in unconsolidated structured entities are included below in part (C).

(A) ASSET-BACKED CONDUITS

In addition to the structured entities discussed in note 19, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in debt securities and client receivables. The total consolidated exposure of Cancara at 31 December 2015 was £7,295 million (2014: £5,245 million), comprising £6,440 million of loans and advances (2014: £4,605 million) and £855 million of asset-backed securities (2014: £640 million).

All debt securities and lending assets held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group’s banking activities. The Group could be asked to provide support under the contractual terms of these arrangements if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption. As at 31 December 2015 and 2014 these obligations had not been triggered.

In addition, the Group sponsors a further asset-backed conduit, which is being run down. This asset-backed conduit has no commercial paper in issue and no external liquidity providers.

The external assets in all of the Group’s conduits are consolidated in the Group’s financial statements.

(B) CONSOLIDATED COLLECTIVE INVESTMENT VEHICLES

The assets and liabilities of the Insurance business held in consolidated collective investment vehicles, such as Open-Ended Investment Companies and limited partnerships, are not directly available for use by the Group. However, the Group’s investment in the majority of these collective investment vehicles is readily realisable. As at 31 December 2015, the total carrying value of these consolidated collective investment vehicle assets and liabilities held by the Group was £67,122 million (2014: £66,070 million).

The Group has no contractual arrangements (such as liquidity facilities) that would require it to provide financial or other support to the consolidated collective investment vehicles; the Group has not previously provided such support and has no current intentions to provide such support.

(C) UNCONSOLIDATED COLLECTIVE INVESTMENT VEHICLES AND LIMITED PARTNERSHIPS

The Group’s direct interests in unconsolidated structured entities comprise investments in collective investment vehicles, such as Open-Ended Investment Companies, and limited partnerships with a total carrying value of £13,282 million at 31 December 2015 (2014: £27,255 million), included within financial assets designated at fair value through profit and loss (see note 15). These investments include both those entities managed by third parties and those managed by the Group. At 31 December 2015, the total asset value of these unconsolidated structured entities, including the portion in which the Group has no interest, was £603 billion (2014: £620 billion).

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

The Group earns fees from managing the investments of these funds. The investment management fees that the Group earned from these entities, including those in which the Group held no ownership interest at 31 December 2015, are reported in note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21: ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES

	2015			2014
	Loans and			Loans and
	advances	Debt		advances	Debt
	to customers	securities	Total	to customers	securities	Total
	£m	£m	£m	£m	£m	£m
At 1 January	6,414	126	6,540	11,966	125	12,091
Exchange and other adjustments	(246)	–	(246)	(410)	9	(401)
Disposal of businesses	(82)	–	(82)	–	–	–
Advances written off	(4,204)	(31)	(4,235)	(6,432)	(10)	(6,442)
Recoveries of advances written off in previous years	764	4	768	681	–	681
Unwinding of discount	(56)	–	(56)	(126)	–	(126)
Charge (release) to the income statement (note 12)	443	(2)	441	735	2	737
At 31 December	3,033	97	3,130	6,414	126	6,540

Of the total allowance in respect of loans and advances to customers, £2,425 million (2014: £5,551 million) related to lending that had been determined to be impaired (either individually or on a collective basis) at the reporting date.

Of the total allowance in respect of loans and advances to customers, £1,170 million (2014: £1,482 million) was assessed on a collective basis.

NOTE 22: AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2015			2014
	Conduits	Other	Total	Conduits	Other	Total
	£m	£m	£m	£m	£m	£m
Debt securities:
Government securities	–	25,329	25,329	–	47,402	47,402
Bank and building society certificates of deposit	–	186	186	–	298	298
Asset-backed securities:
Mortgage-backed securities	26	171	197	27	647	674
Other asset-backed securities	209	110	319	223	462	685
Corporate and other debt securities	–	5,808	5,808	–	5,529	5,529
	235	31,604	31,839	250	54,338	54,588
Equity shares	–	1,193	1,193	–	1,042	1,042
Treasury and other bills	–	–	–	–	863	863
Total available-for-sale financial assets	235	32,797	33,032	250	56,243	56,493

Details of the Group’s asset-backed conduits shown in the table above are included in note 20.

All assets have been individually assessed for impairment. The criteria used to determine whether an impairment loss has been incurred are disclosed in note 2(H).

NOTE 23: HELD-TO-MATURITY INVESTMENTS

	2015	2014
	£m	£m
Debt securities: government securities	19,808	–

On 1 May 2015, the Group reclassified £19,938 million of government securities from available-for-sale financial assets to held-to-maturity investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24: GOODWILL

	2015	2014
	£m	£m
At 1 January and 31 December	2,016	2,016
Cost[1]	2,362	2,362
Accumulated impairment losses	(346)	(346)
At 31 December	2,016	2,016

1 For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,016 million (2014: £2,016 million), £1,836 million, or 91 per cent of the total (2014: £1,836 million, 91 per cent of the total) has been allocated to Scottish Widows in the Group’s Insurance division and £170 million, or 8 per cent of the total (2014: £170 million, 8 per cent of the total) to Asset Finance in the Group’s Consumer Finance division.

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

NOTE 25: VALUE OF IN-FORCE BUSINESS

The gross value of in-force business asset in the consolidated balance sheet is as follows:

	2015	2014
	£m	£m
Acquired value of in-force non-participating investment contracts	377	418
Value of in-force insurance and participating investment contracts	4,219	4,446
Total value of in-force business	4,596	4,864

The movement in the acquired value of in-force non-participating investment contracts over the year is as follows:

	2015	2014
	£m	£m
At 1 January	418	461
Amortisation taken to income statement (note 11)	(41)	(43)
Disposal of businesses	–	–
At 31 December	377	418

The acquired value of in-force non-participating investment contracts includes £228 million (2014: £251 million) in relation to OEIC business.

The movement in the value of in-force insurance and participating investment contracts over the year is as follows:

	2015	2014
	£m	£m
At 1 January	4,446	4,874
Exchange and other adjustments	(5)	–
Movements in the year:
New business	454	425
Existing business:
Expected return	(365)	(441)
Experience variances	(130)	(65)
Assumption changes	(209)	(586)
Economic variance	88	239
Movement in the value of in-force business taken to income statement (note 9)	(162)	(428)
Disposal of businesses	(60)	–
At 31 December	4,219	4,446
F-42

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

A market-consistent approach has been adopted for the valuation of financial options and guarantees, using a stochastic option pricing technique calibrated to be consistent with the market price of relevant options at each valuation date. Further information on options and guarantees can be found in note 33.

The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds and illiquid loan assets. The value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of corporate bond holdings and relevant illiquid loan assets. The determination of the market premium for illiquidity reflects actual asset allocation and relevant observable market data, and has been checked for consistency with the capital markets. The illiquidity premium is estimated to be in the range of 85 to 144 basis points at 31 December 2015 (2014: 120 basis points).

The risk-free rate is derived from the relevant swap curve with a deduction for credit risk.

The table below shows the resulting range of yields and other key assumptions at 31 December:

	2015	2014
	%	%
Risk-free rate (value of in-force non-annuity business)[1]	0.00 to 4.20	0.00 to 3.27
Risk-free rate (value of in-force annuity business)[1]	0.85 to 5.64	1.02 to 4.56
Risk-free rate (financial options and guarantees)[1]	0.00 to 2.54	0.29 to 2.20
Retail price inflation	3.27	3.26
Expense inflation	3.65	3.92

1 All risk-free rates are quoted as the range of rates implied by the relevant swap curve.

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

NON-ECONOMIC ASSUMPTIONS

Future mortality, morbidity, expenses, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management’s view of future experience. Further information on these assumptions is given in note 33 and the effect of changes in key assumptions is given in note 34.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26: OTHER INTANGIBLE ASSETS

			Purchased	Customer-	Capitalised
		Core deposit	credit card	related	software
	Brands	intangible	relationships	intangibles	enhancements	Total
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2014	596	2,770	315	538	1,320	5,539
Additions	–	–	–	–	297	297
Disposals	–	–	–	–	(108)	(108)
At 31 December 2014	596	2,770	315	538	1,509	5,728
Additions	–	–	–	–	306	306
Disposals	–	–	–	–	(1)	(1)
At 31 December 2015	596	2,770	315	538	1,814	6,033
Accumulated amortisation:
At 1 January 2014	107	1,860	300	442	551	3,260
Charge for the year	21	300	5	14	161	501
Disposals	–	–	–	–	(103)	(103)
At 31 December 2014	128	2,160	305	456	609	3,658
Charge for the year	21	300	4	16	196	537
Disposals	–	–	–	–	–	–
At 31 December 2015	149	2,460	309	472	805	4,195
Balance sheet amount at 31 December 2015	447	310	6	66	1,009	1,838
Balance sheet amount at 31 December 2014	468	610	10	82	900	2,070

Included within brands above are assets of £380 million (31 December 2014: £380 million) that have been determined to have indefinite useful lives and are not amortised. These brands use the Bank of Scotland name which has been in existence for over 300 years. These brands are well established financial services brands and there are no indications that they should not have an indefinite useful life.

The core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates, and the balance sheet amount at 31 December 2015 shown above will be amortised, in accordance with the Group’s accounting policy, on a straight line basis over its remaining useful life of one year.

The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased.

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income.

Capitalised software enhancements principally comprise identifiable and directly associated internal staff and other costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27: PROPERTY, PLANT AND EQUIPMENT

	Investment			Operating
	properties	Premises	Equipment	lease assets	Total
	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2014	4,864	2,866	3,894	4,667	16,291
Exchange and other adjustments	(6)	1	1	24	20
Additions	–	212	971	1,673	2,856
Expenditure on investment properties (see below)	376	–	–	–	376
Change in fair value of investment properties (note 7)	513	–	–	–	513
Disposals	(1,255)	(186)	(223)	(1,759)	(3,423)
At 31 December 2014	4,492	2,893	4,643	4,605	16,633
Exchange and other adjustments	(5)	–	–	23	18
Additions	–	141	1,071	1,702	2,914
Expenditure on investment properties (see below)	272	–	–	–	272
Change in fair value of investment properties (note 7)	416	–	–	–	416
Disposals	(814)	(172)	(281)	(1,307)	(2,574)
Disposal of businesses	–	(273)	(167)	–	(440)
At 31 December 2015	4,361	2,589	5,266	5,023	17,239
Accumulated depreciation and impairment:
At 1 January 2014	–	1,299	1,573	985	3,857
Exchange and other adjustments	–	–	1	7	8
Depreciation charge for the year	–	142	462	787	1,391
Disposals	–	(67)	(153)	(947)	(1,167)
At 31 December 2014	–	1,374	1,883	832	4,089
Exchange and other adjustments	–	9	(2)	7	14
Depreciation charge for the year	–	116	588	830	1,534
Disposals	–	(90)	(245)	(752)	(1,087)
Disposal of businesses	–	(162)	(128)	–	(290)
At 31 December 2015	–	1,247	2,096	917	4,260
Balance sheet amount at 31 December 2015	4,361	1,342	3,170	4,106	12,979
Balance sheet amount at 31 December 2014	4,492	1,519	2,760	3,773	12,544

Expenditure on investment properties is comprised as follows:

	2015	2014
	£m	£m
Acquisitions of new properties	165	293
Additional expenditure on existing properties	107	83
	272	376

Rental income of £268 million (2014: £269 million) and direct operating expenses arising from properties that generate rental income of £27 million (2014: £37 million) have been recognised in the income statement.

Capital expenditure in respect of investment properties which had been contracted for but not recognised in the financial statements was £37 million (2014: £47 million).

The table above analyses movements in investment properties, all of which are categorised as level 3. See note 50 for details of levels in the fair value hierarchy.

At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2015	2014
	£m	£m
Receivable within 1 year	1,003	965
1 to 5 years	1,163	1,103
Over 5 years	172	203
Total future minimum rentals receivable	2,338	2,271

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2015 and 2014 no contingent rentals in respect of operating leases were recognised in the income statement.

In addition, total future minimum sub-lease income of £72 million at 31 December 2015 (£45 million at 31 December 2014) is expected to be received under non-cancellable sub-leases of the Group’s premises.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28: OTHER ASSETS

	2015	2014
	£m	£m
Assets arising from reinsurance contracts held (notes 33 and 35)	675	682
Deferred acquisition and origination costs	106	114
Settlement balances	264	1,676
Corporate pension asset	7,725	12,741
Investments in joint ventures and associates	47	74
Other assets and prepayments	5,047	6,407
Total other assets	13,864	21,694

NOTE 29: DEPOSITS FROM BANKS

	2015	2014
	£m	£m
Liabilities in respect of securities sold under repurchase agreements	7,061	1,075
Other deposits from banks	9,864	9,812
Deposits from banks	16,925	10,887

For amounts included above which are subject to repurchase agreements, see note 53.

NOTE 30: CUSTOMER DEPOSITS

	2015	2014
	£m	£m
Non-interest bearing current accounts	48,518	46,487
Interest bearing current accounts	85,491	86,131
Savings and investment accounts	224,137	256,701
Liabilities in respect of securities sold under repurchase agreements	–	–
Other customer deposits	60,180	57,748
Customer deposits	418,326	447,067

For amounts included above which are subject to repurchase agreements, see note 53.

Included in the amounts reported above are deposits of £230,110 million (2014: £260,129 million) which are protected under the UK Financial Services Compensation Scheme.

NOTE 31: TRADING AND OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2015	2014
	£m	£m
Liabilities held at fair value through profit or loss	7,879	6,744
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	38,431	50,007
Short positions in securities	4,440	3,219
Other	1,113	2,132
	43,984	55,358
Trading and other financial liabilities at fair value through profit or loss	51,863	62,102

Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2015 was £12,034 million, which was £4,156 million higher than the balance sheet carrying value (2014: £10,112 million, which was £3,373 million higher than the balance sheet carrying value). At 31 December 2015 there was a cumulative £67 million increase in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount a decrease of £114 million arose in 2015 and a decrease of £33 million arose in 2014.

For the fair value of collateral pledged in respect of repurchase agreements see note 53.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32: DEBT SECURITIES IN ISSUE

	2015	2014
	£m	£m
Medium-term notes issued	29,329	22,728
Covered bonds (note 19)	27,200	27,191
Certificates of deposit issued	11,101	7,033
Securitisation notes (note 19)	7,763	11,908
Commercial paper	6,663	7,373
Total debt securities in issue	82,056	76,233

NOTE 33: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS

Insurance contract and participating investment contract liabilities are comprised as follows:

	2015			2014
	Gross	Reinsurance[1]	Net	Gross	Reinsurance[1]	Net
	£m	£m	£m	£m	£m	£m
Life insurance (see below):
Insurance contracts	66,122	(629)	65,493	72,168	(636)	71,532
Participating investment contracts	13,460	–	13,460	14,102	–	14,102
	79,582	(629)	78,953	86,270	(636)	85,634
Non-life insurance contracts:
Unearned premiums	461	(12)	449	424	(7)	417
Claims outstanding	251	–	251	224	–	224
	712	(12)	700	648	(7)	641
Total	80,294	(641)	79,653	86,918	(643)	86,275

1 Reinsurance balances are reported within other assets (note 28).

LIFE INSURANCE

The movement in life insurance contract and participating investment contract liabilities over the year can be analysed as follows:

		Participating
	Insurance	investment
	contracts	contracts	Gross	Reinsurance	Net
	£m	£m	£m	£m	£m
At 1 January 2014	67,626	14,416	82,042	(675)	81,367
New business	3,123	28	3,151	(20)	3,131
Changes in existing business	1,582	(341)	1,241	12	1,253
Change in liabilities charged to the income statement (note 10)	4,705	(313)	4,392	(8)	4,384
Exchange and other adjustments	(163)	(1)	(164)	47	(117)
At 31 December 2014	72,168	14,102	86,270	(636)	85,634
New business	2,422	28	2,450	(4)	2,446
Changes in existing business	(4,681)	(667)	(5,348)	11	(5,337)
Change in liabilities charged to the income statement (note 10)	(2,259)	(639)	(2,898)	7	(2,891)
Exchange and other adjustments	39	(1)	38	–	38
Disposal of businesses	(3,826)	(2)	(3,828)	–	(3,828)
At 31 December 2015	66,122	13,460	79,582	(629)	78,953

Liabilities for insurance contracts and participating investment contracts can be split into with-profit fund liabilities, accounted for using the PRA’s realistic capital regime (realistic liabilities) and non-profit fund liabilities, accounted for using a prospective actuarial discounted cash flow methodology, as follows:

	2015			2014
	With-profit	Non-profit		With-profit	Non-profit
	fund	fund	Total	fund	fund	Total
	£m	£m	£m	£m	£m	£m
Insurance contracts	9,023	57,099	66,122	12,334	59,834	72,168
Participating investment contracts	9,341	4,119	13,460	8,957	5,145	14,102
Total	18,364	61,218	79,582	21,291	64,979	86,270
F-47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

WITH-PROFIT FUND REALISTIC LIABILITIES

(i) Business description

During the year the Group had with-profit funds within Scottish Widows plc and Clerical Medical Investment Group Limited (CMIG) containing both insurance contracts and participating investment contracts. On 31 December 2015, the long-term insurance businesses of seven life insurance companies within the Group were transferred to CMIG pursuant to an insurance business transfer scheme, under Part VII of the Financial Services and Markets Act 2000, and the Scottish Widows plc with-profit fund was transferred to a with-profit fund within CMIG. On 31 December 2015, CMIG changed its name to Scottish Widows Limited, and Scottish Widows plc changed its name to SW Funding plc. From 31 December 2015, Scottish Widows Limited has the only with-profit funds within the Group.

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

(iii) Assumptions

Key assumptions used in the calculation of with-profit liabilities, and the processes for determining these, are:

INVESTMENT RETURNS AND DISCOUNT RATES

The realistic capital regime dictates that with-profit fund liabilities are valued on a market-consistent basis. This is achieved by the use of a valuation model which values liabilities on a basis calibrated to tradable market option contracts and other observable market data. The with-profit fund financial options and guarantees are valued using a stochastic simulation model where all assets are assumed to earn, on average, the risk-free yield and all cash flows are discounted using the risk-free yield. The risk-free yield is defined as the spot yield derived from the relevant swap curve, adjusted for credit risk. Further information on significant options and guarantees is given below.

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

(iv) Options and guarantees within the With-Profit Funds

The most significant options and guarantees provided from within the With-Profit Funds are in respect of guaranteed minimum cash benefits on death, maturity, retirement or certain policy anniversaries, and guaranteed annuity options on retirement for certain pension policies.

For those policies written in Scottish Widows pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up, within the With-Profit Fund originally held in Scottish Widows plc and subsequently transferred into Scottish Widows Limited, called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2015 of £2.5 billion (2014: £2.6 billion). The eventual cost of providing

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

As noted above, under the realistic capital regime of the PRA, the liabilities of the With-Profit Funds are valued using a market-consistent stochastic simulation model which places a value on the options and guarantees which captures both their intrinsic value and their time value.

The most significant economic assumptions included in the model are risk-free yield and investment volatility.

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

KEY CHANGES IN ASSUMPTIONS

A detailed review of the Group’s assumptions in 2015 resulted in the following key impacts on profit before tax:

–	Change in persistency assumptions (£196 million decrease).

–	Change in the assumption in respect of current and future mortality rates (£224 million increase).

–	Change in expenses assumptions (£70 million increase).

These amounts include the impacts of movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.)

(iv) Options and guarantees outside the With-Profit Funds

A number of typical guarantees are provided outside the With-Profit Funds such as guaranteed payments on death (e.g. term assurance) or guaranteed income for life (e.g. annuities). In addition, certain personal pension policyholders in Scottish Widows, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £68 million (2014: £61 million) in respect of those guarantees.

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

		2015		2014
		Increase		Increase
		(reduction)	Increase	(reduction)	Increase
		in profit	(reduction)	in profit	(reduction)
	Change in	before tax	in equity	before tax	in equity
	variable	£m	£m	£m	£m
Non-annuitant mortality and morbidity[1]	5% reduction	32	26	37	30
Annuitant mortality[2]	5% reduction	(190)	(156)	(176)	(141)
Lapse rates[3]	10% reduction	85	70	105	84
Future maintenance and investment expenses[4]	10% reduction	231	190	259	208
Risk-free rate[5]	0.25% reduction	(44)	(37)	(10)	(8)
Guaranteed annuity option take up6	5% addition	2	2	1	1
Equity investment volatility[7]	1% addition	(7)	(5)	(3)	(3)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(183)	(151)	(168)	(132)
Increase in illiquidity premia[9]	0.10% addition	120	98	101	81

Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

1	This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.
2	This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.
3	This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.
4	This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.
5	This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.
6	This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.
7	This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.
8	This sensitivity shows the impact of a 25 basis point increase in credit default spreads on corporate bonds and the corresponding reduction in market values. Swap curves, the risk-free rate and illiquidity premia are all assumed to be unchanged.
9	This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premia. It assumes the overall spreads on assets are unchanged and hence market values are unchanged. Swap curves and the non-annuity risk-free rate are both assumed to be unchanged. The increased illiquidity premium increases the annuity risk-free rate.

NOTE 35: LIABILITIES ARISING FROM NON-PARTICIPATING INVESTMENT CONTRACTS

The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	2015	2014
	£m	£m
At 1 January	27,248	27,590
New business	539	257
Changes in existing business	(4,461)	(583)
Disposal of businesses	(549)	–
Exchange and other adjustments	–	(16)
At 31 December	22,777	27,248

The balances above are shown gross of reinsurance. As at 31 December 2015, related reinsurance balances were £34 million (2014: £39 million); reinsurance balances are reported within other assets (note 28). Liabilities arising from non-participating investment contracts are categorised as level 2. See note 50 for details of levels in the fair value hierarchy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: OTHER LIABILITIES

	2015	2014
	£m	£m
Settlement balances	467	1,024
Unitholders’ interest in Open Ended Investment Companies	22,621	19,525
Unallocated surplus within insurance businesses	257	320
Other creditors and accruals	6,316	7,556
Total other liabilities	29,661	28,425

NOTE 37: RETIREMENT BENEFIT OBLIGATIONS

	2015	2014	2013
	£m	£m	£m
Charge to the income statement
Past service (credits) charges [1]	–	(822)	104
Other	307	334	392
Defined benefit pension schemes	307	(488)	496
Other post-retirement benefit schemes	8	10	7
Total defined benefit schemes	315	(478)	503
Defined contribution pension schemes	233	252	255
Total charge (credit) to the income statement (note 11)	548	(226)	758

[1]	On 11 March 2014 the Group announced a change to its defined benefit pension schemes, revising the existing cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to nil with effect from 2 April 2014. The effect of this change was to reduce the Group’s retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement. This was partly offset by a charge of £21 million following changes to pension arrangements for staff within the TSB business. In 2013, the Group agreed certain changes to early retirement and commutation factors in two of its principal defined benefit pension schemes, resulting in a cost of £104 million recognised in the Group’s income statement in the year ended 31 December 2013.

	2015	2014
	£m	£m
Amounts recognised in the balance sheet
Retirement benefit assets	901	1,147
Retirement benefit obligations	(365)	(453)
Total amounts recognised in the balance sheet	536	694

The total amount recognised in the balance sheet relates to:
	2015	2014
	£m	£m
Defined benefit pension schemes	736	890
Other post-retirement benefit schemes	(200)	(196)
Total amounts recognised in the balance sheet	536	694

PENSION SCHEMES

DEFINED BENEFIT SCHEMES

(i) Characteristics of and risks associated with the Group’s schemes

The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the defined benefit sections of the Lloyds Bank Pension Schemes No’s 1 and 2 and the HBOS Final Salary Pension Scheme. These schemes provide retirement benefits calculated as a percentage of final pensionable salary depending upon the length of service; the minimum retirement age under the rules of the schemes at 31 December 2015 is generally 55 although certain categories of member are deemed to have a contractual right to retire at 50.

The Group operates a number of funded and unfunded pension arrangements, the majority, including the three most significant schemes, are funded schemes in the UK. All schemes are operated as separate legal entities under trust law by the trustees. All UK schemes are funded in compliance with the Pensions Act 2004. A valuation exercise is carried out for each scheme at least every three years, whereby scheme assets are measured at market value and liabilities (‘Technical Provisions’) are measured using prudent assumptions, if a deficit is identified a recovery plan is agreed and sent to the Pensions Regulator for review. The outcome of this valuation process, including agreement of any recovery plans, is agreed between the Group and the scheme Trustee. The Group has not provided for these deficit contributions as the future economic benefits arising from these contributions are expected to be available to the Group. The Group’s overseas defined benefit pension schemes are subject to local regulatory arrangements.

The latest full valuations of the three main schemes were carried out as at 30 June 2014; the results have been updated to 31 December 2015 by qualified independent actuaries. The last full valuations of other Group schemes were carried out on a number of different dates; these have been updated to 31 December 2015 by qualified independent actuaries.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: RETIREMENT BENEFIT OBLIGATIONS continued

As all scheduled distributions have now been made, the value of the partnership interests equates to a nominal amount and the limited liability partnerships will continue to hold assets to provide security for the Group’s obligations to the Lloyds Bank Pension Scheme No 1 and Lloyds Bank Pension Scheme No 2. At 31 December 2015, the limited liability partnerships held assets of approximately £5.2 billion and no cash payments were made to the pension schemes during the year (2014: £215 million). The limited liability partnerships are consolidated fully in the Group’s balance sheet (see note 20).

The Group has also established three private limited companies which hold assets to provide security for the Group’s obligations to the HBOS Final Salary Pension Scheme, a section of the Lloyds Bank Pension Scheme No 1 and the Lloyds Bank Offshore Pension Scheme. At 31 December 2015 these held assets of approximately £4.1 billion in aggregate; they do not make any distributions to the pension schemes. The private limited companies are consolidated fully in the Group’s balance sheet. The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2015.

The Group currently expects to pay contributions of approximately £600 million to its defined benefit schemes in 2016.

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

(ii) Amounts in the financial statements

	2015	2014
	£m	£m
Amount included in the balance sheet
Present value of funded obligations	(36,903)	(37,243)
Fair value of scheme assets	37,639	38,133
Net amount recognised in the balance sheet	736	890
	2015	2014
	£m	£m
Net amount recognised in the balance sheet
At 1 January	890	(787)
Net defined benefit pension (charge) credit	(307)	488
Actuarial gains (losses) on defined benefit obligation	607	(4,272)
Return on plan assets	(879)	4,928
Employer contributions	427	531
Exchange and other adjustments	(2)	2
At 31 December	736	890

	2015 £m	2014 £m
Movements in the defined benefit obligation
At 1 January	(37,243)	(33,355)
Current service cost	(302)	(277)
Interest expense	(1,340)	(1,471)
Remeasurements:
Actuarial (losses) gains – experience	195	186
Actuarial (losses) gains – demographic assumptions	(747)	(13)
Actuarial (losses) gains – financial assumptions	1,159	(4,445)
Benefits paid	1,371	1,147
Past service cost	(12)	(20)
Employee contributions	(1)	(2)
Curtailments	–	822
Settlements	8	117
Exchange and other adjustments	9	68
At 31 December	(36,903)	(37,243)
F-52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: RETIREMENT BENEFIT OBLIGATIONS continued

	2015	2014
	£m	£m
Changes in the fair value of scheme assets
At 1 January	38,133	32,568
Return on plan assets excluding amounts included in interest income	(879)	4,928
Interest income	1,383	1,477
Employer contributions	427	531
Employee contributions	1	2
Benefits paid	(1,371)	(1,147)
Settlements	(14)	(124)
Administrative costs paid	(30)	(36)
Exchange and other adjustments	(11)	(66)
At 31 December	37,639	38,133

COMPOSITION OF SCHEME ASSETS:

	2015			2014
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m
Equity instruments	947	—	947	1,047	—	1,047
Debt instruments[1]:
Fixed interest government bonds	4,841	–	4,841	4,150	–	4,150
Index-linked government bonds	9,944	–	9,944	10,396	–	10,396
Corporate and other debt securities	7,243	–	7,243	6,623	–	6,623
Asset-backed securities	74	–	74	74	–	74
	22,102	–	22,102	21,243	–	21,243
Property	–	1,361	1,361	–	1,138	1,138
Pooled investment vehicles	3,464	9,698	13,162	3,603	10,555	14,158
Money market instruments, cash, derivatives and other assets and liabilities	525	(458)	67	1,179	(632)	547
At 31 December	27,038	10,601	37,639	27,072	11,061	38,133

1 Of the total debt instruments, £18,428 million (31 December 2014: £19,209 million) were investment grade (credit ratings equal to or better than ‘BBB’).

The assets of all the funded plans are held independently of the Group’s assets in separate trustee administered funds.

The pension schemes’ pooled investment vehicles comprise:

	2015	2014
	£m	£m
Equity funds	2,412	2,581
Hedge and mutual funds	2,078	2,170
Liquidity funds	918	2,566
Bond and debt funds	2,807	2,570
Other	4,947	4,271
At 31 December	13,162	14,158

The expense (credit) recognised in the income statement for the year ended 31 December comprises:

	2015	2014	2013
	£m	£m	£m
Current service cost	302	277	351
Net interest amount	(43)	(6)	22
Past service credits and curtailments (see note 11)	–	(822)	104
Settlements	6	7	(7)
Past service cost – plan amendments	12	20	5
Plan administration costs incurred during the year	30	36	21
Total defined benefit pension expense (credit)	307	(488)	496
F-53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: RETIREMENT BENEFIT OBLIGATIONS continued

ASSUMPTIONS

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2015	2014
	%	%
Discount rate	3.87	3.67
Rate of inflation:
Retail Prices Index	2.99	2.95
Consumer Price Index	1.99	1.95
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.58	2.59
	2015	2014
	Years	Years
Life expectancy for member aged 60, on the valuation date:
Men	28.1	27.5
Women	30.4	29.8
Life expectancy for member aged 60, 15 years after the valuation date:
Men	29.5	28.7
Women	31.9	31.1

The mortality assumptions used in the scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2015 is assumed to live for, on average, 28.1 years for a male and 30.4 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: RETIREMENT BENEFIT OBLIGATIONS continued

	Effect of reasonably possible alternative assumptions
	Increase (decrease) in the income statement charge		Increase (decrease) in the net defined benefit pension scheme liability
	2015	2014	2015	2014
	£m	£m	£m	£m
Inflation (including pension increases):[1]
Increase of 0.1 per cent	17	18	363	383
Decrease of 0.1 per cent	(16)	(16)	(346)	(362)
Discount rate:[2]
Increase of 0.1 per cent	(29)	(30)	(605)	(611)
Decrease of 0.1 per cent	30	29	621	623
Expected life expectancy of members:
Increase of one year	43	34	952	750
Decrease of one year	(41)	(32)	(927)	(738)

1	At 31 December 2015, the assumed rate of RPI inflation is 2.99 per cent and CPI inflation 1.99 per cent (2014: RPI 2.95 per cent and CPI 1.95 per cent).

2	At 31 December 2015, the assumed discount rate is 3.87 per cent (2014: 3.67 per cent).

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

A significant goal of the asset-liability matching strategies adopted by Group schemes is to reduce volatility caused by changes in market expectations of interest rates and inflation. In the main schemes, this is achieved by investing scheme assets in bonds, primarily fixed interest gilts and index linked gilts, and by entering into interest rate and inflation swap arrangements. These investments are structured to take into account the profile of scheme liabilities, and actively managed to reflect both changing market conditions and changes to the liability profile.

The asset-liability matching strategy currently mitigates substantially all of the interest rate and inflation rate volatility of the liabilities.

DURATION OF DEFINED BENEFIT OBLIGATION

The weighted average duration of the defined benefit pension obligation was 19 years (31 December 2014: 19 years).

DEFINED CONTRIBUTION SCHEMES

The Group operates a number of defined contribution pension schemes in the UK and overseas, principally Your Tomorrow and the defined contribution sections of the Lloyds Bank Pension Scheme No. 1.

During the year ended 31 December 2015 the charge to the income statement in respect of defined contribution schemes was £233 million (2014: £252 million; 2013: £255 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

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

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2014 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.59 per cent (2014: 6.55 per cent).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: RETIREMENT BENEFIT OBLIGATIONS continued

Movements in the other post-retirement benefits obligation:

	2015	2014
	£m	£m
At 1 January	(196)	(211)
Actuarial (loss) gain	(2)	18
Insurance premiums paid	6	7
Charge for the year	(8)	(10)
At 31 December	(200)	(196)

NOTE 38: DEFERRED TAX

The movement in the net deferred tax balance is as follows:

	2015	2014
	£m	£m
Asset at 1 January	4,091	5,101
Exchange and other adjustments	5	9
Disposals	(59)	(60)
Income statement charge (note 13):
Due to change in UK corporation tax rate and related impacts	(27)	(24)
Other	(89)	(254)
	(116)	(278)
Amount credited (charged) to equity:
Post-retirement defined benefit scheme remeasurements	59	(135)
Available-for-sale financial assets (note 43)	(7)	(13)
Cash flow hedges (note 43)	7	(549)
Share-based compensation	(3)	16
	56	(681)
Asset at 31 December	3,977	4,091

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

	2015	2014		2015	2014
Statutory position	£m	£m	Tax disclosure	£m	£m
Deferred tax assets	4,010	4,145	Deferred tax assets	6,400	7,033
Deferred tax liabilities	(33)	(54)	Deferred tax liabilities	(2,423)	(2,942)
Asset at 31 December	3,977	4,091	Asset at 31 December	3,977	4,091

The deferred tax charge in the income statement comprises the following temporary differences:

	2015	2014	2013
	£m	£m	£m
Accelerated capital allowances	377	34	482
Pensions and other post-retirement benefits	(40)	(243)	(14)
Long-term assurance business	303	312	86
Allowances for impairment losses	(5)	(24)	(86)
Tax losses carried forward	(855)	(565)	(1,049)
Tax on fair value of acquired assets	178	159	322
Other temporary differences	(74)	49	(493)
Deferred tax charge in the income statement	(116)	(278)	(752)
F-56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: DEFERRED TAX continued

Deferred tax assets and liabilities are comprised as follows:

	2015	2014
	£m	£m
Deferred tax assets:
Accelerated capital allowances	1,089	682
Allowances for impairment losses	–	5
Other provisions	28	15
Tax losses carried forward	4,890	5,758
Other temporary differences	393	573
Total deferred tax assets	6,400	7,033
	2015	2014
	£m	£m
Deferred tax liabilities:
Pensions and other post-retirement benefits	(72)	(87)
Long-term assurance business	(641)	(944)
Available-for-sale asset revaluation	(11)	(13)
Tax on fair value of acquired assets	(891)	(1,072)
Effective interest rates	–	(10)
Derivatives	(395)	(421)
Other temporary differences	(413)	(395)
Total deferred tax liabilities	(2,423)	(2,942)

The Finance (No. 2) Act 2015 (the Act) was substantively enacted on 26 October 2015. The Act reduced the main rate of corporation tax to 19 per cent from 1 April 2017 and 18 per cent from 1 April 2020.

In addition, the Government announced that from 1 January 2016 banking profits will be subject to an additional surcharge of 8 per cent.

The change in the main rate of corporation tax from 20 per cent to 18 per cent, and the additional surcharge of 8 per cent, have resulted in a movement in the Group’s net deferred tax asset at 31 December 2015 of £123 million, comprising the £27 million charge included in the income statement and a £96 million charge included in equity.

DEFERRED TAX ASSETS

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through future taxable profits is probable. Group companies have recognised deferred tax assets of £4,890 million (2014: £5,758 million) in relation to trading tax losses carried forward. After reviews of medium-term profit forecasts, the Group considers that there will be sufficient profits in the future against which these losses will be offset (see note 3).

Deferred tax assets of £140 million (2014: £190 million) have not been recognised in respect of capital losses carried forward as there are no predicted future capital profits. Capital losses can be carried forward indefinitely.

Deferred tax assets of £893 million (2014: £614 million) have not been recognised in respect of trading losses carried forward, mainly in certain overseas companies and in respect of other temporary differences in the insurance businesses. Trading losses can be carried forward indefinitely, except for losses in the USA which expire after 20 years.

In addition, deferred tax assets have not been recognised in respect of unrelieved foreign tax carried forward at 31 December 2015 of £76 million (2014: £117 million), as there are no predicted future taxable profits against which the unrelieved foreign tax credits can be utilised. These tax credits can be carried forward indefinitely.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39: OTHER PROVISIONS

		Payment	Other	Vacant
	Provisions for	protection	regulatory	leasehold
	commitments	insurance	provisions	property	Other	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2015	101	2,549	829	70	651	4,200
Exchange and other adjustments	26	–	–	(2)	34	58
Provisions applied	(22)	(3,091)	(661)	(34)	(349)	(4,157)
Charge for the year	(55)	4,000	837	3	801	5,586
At 31 December 2015	50	3,458	1,005	37	1,137	5,687

PROVISIONS FOR COMMITMENTS

Provisions are held in cases where the Group is irrevocably committed to advance additional funds, but where there is doubt as to the customer’s ability to meet its repayment obligations.

PAYMENT PROTECTION INSURANCE

The Group increased the provision for PPI costs by a further £4,000 million in 2015, bringing the total amount provided to £16,025 million. This included an additional £2,600 million in the second half of 2015, largely to reflect the impact of our interpretation of the proposals contained within the Financial Conduct Authority’s (FCA) consultation paper regarding a potential time bar and the Plevin case. As at 31 December 2015, £3,458 million or 22 per cent of the total provision, remained unutilised with £2,950 million relating to reactive complaints and associated administration costs.

The volume of reactive PPI complaints has continued to fall, with an 8 per cent reduction in 2015 compared with 2014, to approximately 8,000 complaints per week. Whilst direct customer complaint levels fell 30 per cent year-on-year, those from Claims Management Companies (CMCs) have remained broadly stable and as a result, CMCs now account for over 70 per cent of complaints.

On 26 November 2015, the FCA published a consultation paper (CP15/39: Rules and guidance on payment protection insurance complaints) proposing (i) the introduction of a deadline by which consumers would need to make their PPI complaints including an FCA led communications campaign, and (ii) rules and guidance about how firms should handle PPI complaints in light of the Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (Plevin).

Based on recent trends, and in light of the proposals from the FCA, the Group now expects a higher level of complaints than previously assumed including those related to Plevin. As a result the Group has increased the total expected reactive complaint volumes to 4.7 million with approximately 1.3 million still expected to be received. This is equivalent to approximately 10,000 net complaints per week on average through to the proposed time bar of mid 2018.

Monthly complaints trends could vary significantly throughout this period, given they are likely to be impacted by a number of factors including the potential impact of the FCA’s proposed communication campaign as well as changes in the regulation of CMCs.

The provision includes an estimate to cover redress that would be payable under the FCA’s proposed new rules and guidance in light of Plevin.

	Average monthly
	reactive complaint	Quarter on quarter		Year on year
Quarter	volume	%		%
Q1 2013	61,259	(28%	)
Q2 2013	54,086	(12%	)
Q3 2013	49,555	(8%	)
Q4 2013	37,457	(24%	)
Q1 2014	42,259	13%		(31%	)
Q2 2014	39,426	(7%	)	(27%	)
Q3 2014	40,624	3%		(18%	)
Q4 2014	35,910	(12%	)	(4%	)
Q1 2015	37,791	5%		(11%	)
Q2 2015	36,957	(2%	)	(6%	)
Q3 2015	37,586	2%		(7%	)
Q4 2015	33,998	(10%	)	(5%	)

The Group continues to progress the re-review of previously handled cases and expects this to be substantially complete by the end of the first quarter of 2016. During the year the scope has been extended by 0.5 million to 1.7 million cases relating largely to previously redressed cases, in addition to which, higher overturn rates and average redress have been experienced. At the end of January 2016, 77 per cent of cases had been reviewed and 77 per cent of all cash payments made.

The Group has completed its Past Business Review (PBR) where it has been identified that there was a risk of potential mis-sale for certain customers, albeit active monitoring continues. No further change has been made to the amount provided.

The Group expects to maintain the PPI operation on its current scale for longer than previously anticipated given the update to volume related assumptions and the re-review of previously handled cases continuing into the first quarter of 2016. The estimate for administrative expenses, which comprise complaint handling costs and costs arising from cases subsequently referred to the FOS, is included in the provision increase outlined above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39: OTHER PROVISIONS continued

SENSITIVITIES

The Group estimates that it has sold approximately 16 million policies since 2000. These include policies that were not mis-sold. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for almost 49 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and PBR mailings undertaken by the Group.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain in particular with respect to future volumes. The cost could differ materially from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is significant uncertainty around the impact of the proposed FCA media campaign and CMC and customer activity in the lead up to the proposed time bar.

Key metrics and sensitivities are highlighted in the table below:

Sensitivities[1]	To date unless noted	Future	Sensitivity
Customer initiated complaints since origination (m)[2]	3.4	1.3	0.1 = £200m
Average uphold rate per policy[3]	76%	89%	1% = £35m
Average redress per upheld policy[4]	£1,810	£1,400	£100 = £170m
Administrative expenses (£m)	2,710	665	1 case = £450

1	All sensitivities exclude claims where no PPI policy was held.

2	Sensitivity includes complaint handling costs. Future volume includes complaints falling into the Plevin rules and guidance. As a result, the sensitivity per 100,000 complaints includes cases where the average redress would be lower than historical trends.

3	The percentage of complaints where the Group finds in favour of the customer excluding PBR. The 76 per cent uphold rate per policy is based on the six months to 31 December 2015. Future uphold rate and sensitivitities are influenced by a proportion of complaints falling under the Plevin rules and guidance which would otherwise be defended.

4	The amount that is paid in redress in relation to a policy found to have been mis-sold, comprising, where applicable, the refund of premium, compound interest charged and interest at 8 per cent per annum. Actuals are based on the six months to 31 December 2015. Future average redress is influenced by expected compensation payments for complaints falling under the Plevin rules and guidance.

OTHER REGULATORY PROVISIONS

CUSTOMER CLAIMS IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

The Group has received a number of claims from customers relating to policies issued by Clerical Medical Investment Group Limited (recently renamed Scottish Widows Limited) but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. Following decisions in July 2012 from the Federal Court of Justice (FCJ) in Germany the Group recognised provisions totalling £520 million during the period to 31 December 2014. Recent experience has been slightly adverse to expectations and the Group has noted decisions of the FCJ in 2014 and 2015 involving German insurers in relation to a German industry-wide issue regarding notification of contractual ‘cooling off’ periods. Accordingly, a provision increase of £25 million has been recognised giving a total provision of £545 million. The remaining unutilised provision as at 31 December 2015 is £124 million (31 December 2014: £199 million).

The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will only be known once all relevant claims have been resolved.

INTEREST RATE HEDGING PRODUCTS

In June 2012, a number of banks, including the Group, reached agreement with the FSA (now FCA) to carry out a review of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. As at 31 December 2015 the Group had identified 1,735 sales of IRHPs to customers within scope of the agreement with the FCA which have opted in and are being reviewed and, where appropriate, redressed. The Group agreed that it would provide redress to any in-scope customers where appropriate. The Group continues to review the remaining cases within the scope of the agreement with the FCA and has met all of the regulator’s requirements to date.

During 2015, the Group has charged a further £40 million in respect of redress and related administration costs, increasing the total amount provided for redress and related administration costs for in-scope customers to £720 million (31 December 2014: £680 million). As at 31 December 2015, the Group has utilised £652 million (31 December 2014: £571 million), with £68 million (31 December 2014: £109 million) of the provision remaining.

FCA REVIEW OF COMPLAINTS HANDLING

On 5 June 2015 the FCA announced a settlement with the Group totalling £117 million following its investigation into aspects of the Group’s PPI complaint handling process during the period March 2012 to May 2013. The FCA did not find that the Group acted deliberately. The Group has reviewed all customer complaints fully defended during the Relevant Period. The remediation costs of reviewing these affected cases are not materially in excess of existing provisions.

OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct and, where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. During 2015, the Group charged an additional £655 million (2014: £430 million), including £225 million (2014: £nil) in response to complaints concerning packaged bank accounts and £282 million (2014: £318 million) in respect of other matters within the Retail division. In addition, the Group has charged a further £148 million (2014: £112 million) in respect of a number of other product rectifications primarily in Insurance and Commercial Banking.

At 31 December 2015, provisions for other legal actions and regulatory matters of £813 million (31 December 2014: £521 million) remained unutilised, principally in relation to the sale of bancassurance products and packaged bank accounts and other Retail provisions. The ultimate financial effect, which could be different from the current provision, of these matters will only be known once they have been resolved, the timing of which is uncertain.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39: OTHER PROVISIONS continued

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

OTHER

Following the sale of TSB Banking Group plc (TSB, see note 55) the Group raised a provision of £665 million in relation to the Transitional Service Agreement entered into between Lloyds Bank plc and TSB and the contribution to be provided to TSB in moving to alternative IT provision.

Provisions are made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes irrevocably committed to the expenditure.

Other provisions also include those arising out of the insolvency of a third party insurer, which remains exposed to asbestos and pollution claims in the US. The ultimate cost and timing of payments are uncertain. The provision held of £30 million at 31 December 2015 represents management’s current best estimate of the cost after having regard to actuarial estimates of future losses.

NOTE 40: SUBORDINATED LIABILITIES

The movement in subordinated liabilities during the year was as follows:

			Undated		Dated
	Preference	Preferred	subordinated	Enhanced capital	subordinated
	shares	securities	liabilities	notes	liabilities	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2015	1,091	3,819	1,852	3,683	15,597	26,042
Issued during the year:
5.3% Subordinated Fixed Rate Notes 2045 (US$824 million)	–	–	–	–	543	543
4.582% Subordinated Fixed Rate Notes 2025 (US$1,353 million)	–	–	–	–	893	893
	–	–	–	–	1,436	1,436
Repurchases and redemptions during the year:
6.625% Subordinated Notes 2015	–	–	–	–	(350)	(350)
4.875% Subordinated Notes 2015	–	–	–	–	(723)	(723)
7.834% Sterling Step-up Non-Voting Non-Cumulative Preferred Securities callable 2015	–	(5)	–	–	–	(5)
8.117% Non-cumulative Perpetual Preferred Securities (Class A)	–	(250)	–	–	–	(250)
6.0884% Non-Cumulative Fixed to Floating Rate Preference Shares callable 2015	(10)	–	–	–	–	(10)
6.625% Undated Subordinated Step-Up Notes callable 2010	–	–	(5)	–	–	(5)
6.9625% Callable Subordinated Fixed to Floating Rate Notes 2020 callable 2015	–	–	–	–	(737)	(737)
5.125% Step-up Perpetual Subordinated Notes callable 2015 (Scottish Widows plc)	–	–	(560)	–	–	(560)
5.92% Non-cumulative Fixed to Floating Rate Preference shares callable 2015	(140)	–	–	–	–	(140)
Floating Rate Undated Subordinated Step-up Notes	–	–	(29)	–	–	(29)
6.05% Fixed to Floating Rate Undated Subordinated Notes	–	–	(18)	–	–	(18)
5.125% Undated Subordinated Fixed to Floating Rate Notes	–	–	(50)	–	–	(50)
5.109% Callable Fixed to Floating Rate Notes 2017	–	–	–	–	(14)	(14)
6.305% Subordinated Callable Fixed to Floating Notes 2017	–	–	–	–	(35)	(35)
6.50% Subordinated Fixed Rate Notes 2020	–	–	–	–	(764)	(764)
6% Subordinated Notes 2033	–	–	–	–	(191)	(191)
4.25% Perpetual Fixed to Floating Rate Reset Subordinated Guaranteed Notes	–	–	(276)	–	–	(276)
	(150)	(255)	(938)	–	(2,814)	(4,157)
Foreign exchange and other movements	39	184	51	(73)	(210)	(9)
At 31 December 2015	980	3,748	965	3,610	14,009	23,312

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40: SUBORDINATED LIABILITIES continued

securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the dated Enhanced Capital Notes (ECNs) ranks equally with that of the dated subordinated liabilities. The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during 2015 (2014: none). No repayment or purchase by the issuer of the subordinated liabilities may be made prior to their stated maturity without the consent of the Prudential Regulation Authority.

			Undated		Dated
	Preference	Preferred	subordinated	Enhanced capital	subordinated
	shares	securities	liabilities	notes	liabilities	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2014	876	4,301	1,916	8,938	16,281	32,312
Issued during the year:
4.5% Fixed Rate Subordinated Debt Securities due 2024 (US$1,000 million)	–	–	–	–	629	629
Exchange offer in respect of Enhanced Capital Notes	–	–	–	(4,961)	–	(4,961)
Other repurchases and redemptions during the year:
Retail tender offer in respect of Enhanced Capital Notes	–	–	–	(58)	–	(58)
6.35% Step-up Perpetual Capital Securities callable 2013	–	(215)	–	–	–	(215)
6.071% Non-cumulative Perpetual Preferred Securities	–	(439)	–	–	–	(439)
4.875% Undated Subordinated Fixed to Floating Rate Instruments	–	–	(78)	–	–	(78)
Floating Rate Undated Subordinated Notes	–	–	(50)	–	–	(50)
11% Subordinated Bonds 2014	–	–	–	–	(250)	(250)
5.875% Subordinated Notes 2014	–	–	–	–	(150)	(150)
6.90% Perpetual Capital Securities	–	(207)	–	–	–	(207)
5.875% Subordinated Guaranteed Bonds 2014	–	–	–	–	(596)	(596)
Subordinated Step-up Floating Rate Notes 2016	–	–	–	–	(165)	(165)
Subordinated Step-up Floating Rate Notes 2016	–	–	–	–	(179)	(179)
6.75% Subordinated Callable Fixed to Floating Rate Instruments 2017	–	–	–	–	(9)	(9)
Subordinated Callable Floating Rate Instruments 2017	–	–	–	–	(36)	(36)
4.375% Callable Fixed to Floating Rate Subordinated Notes 2019	–	–	–	–	(591)	(591)
	–	(861)	(128)	(58)	(1,976)	(3,023)
Foreign exchange and other movements	215	379	64	(236)	663	1,085
At 31 December 2014	1,091	3,819	1,852	3,683	15,597	26,042

NOTE 41: SHARE CAPITAL

(1) AUTHORISED SHARE CAPITAL

As permitted by the Companies Act 2006, the Company removed references to authorised share capital from its articles of association at the annual general meeting on 5 June 2009. This change took effect from 1 October 2009.

(2) ISSUED AND FULLY PAID SHARE CAPITAL

	2015	2014	2013	2015	2014	2013
	Number of shares	Number of shares	Number of shares	£m	£m	£m
Ordinary shares of 10p (formerly 25p) each
At 1 January	71,373,735,357	71,368,435,941	70,342,844,289	7,138	7,137	7,034
Issued in relation to the payment of coupons on certain hybrid capital securities	–	–	712,973,022	–	–	71
Issued under employee share schemes	–	5,299,416	312,618,630	–	1	32
At 31 December	71,373,735,357	71,373,735,357	71,368,435,941	7,138	7,138	7,137
Limited voting ordinary shares of 10p (formerly 25p) each
At 1 January and 31 December	80,921,051	80,921,051	80,921,051	8	8	8
Total issued share capital				7,146	7,146	7,145
F-61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: SHARE CAPITAL continued

SHARE ISSUANCES

No shares were issued in 2015 in respect of employee share schemes (2014: 5 million shares; 2013: 312 million shares). In 2013 the Group issued 713 million new ordinary shares in relation to payment of coupons in the year on certain hybrid capital securities that are non-cumulative.

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

Information regarding significant direct or indirect holdings of shares in the Company can be found on page 183.

The directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary and preference shares as granted at the annual general meeting on 14 May 2015. The authority to issue shares and the authority to make market purchases of shares will expire at the next annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.

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

ORDINARY SHARES

The holders of ordinary shares (excluding the limited voting ordinary shares), who held 99.9 per cent of the total ordinary share capital at 31 December 2015, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares (excluding the limited voting ordinary shares) may also receive a dividend (subject to the provisions of the Company’s articles of association) and on a winding up may share in the assets of the Company.

LIMITED VOTING ORDINARY SHARES

The limited voting ordinary shares are held by the Lloyds Bank Foundations (the Foundations). The holders of the limited voting ordinary shares, who held 0.1 per cent of the total ordinary share capital at 31 December 2015, are entitled to receive copies of every circular or other document sent out by the Company to the holders of other ordinary shares. These shares carry no rights to dividends but rank pari passu with the ordinary shares in respect of other distributions and in the event of winding up. These shares do not have any right to vote at general meetings other than on resolutions concerning acquisitions or disposals of such importance that they require shareholder consent, or for the winding up of the Company, or for a variation in the class rights of the limited voting ordinary shares. In the event of an offer for more than 50 per cent of the issued ordinary share capital of the Company, each limited voting ordinary share will convert into an ordinary share and shall rank equally with the ordinary shares in all respects from the date of conversion.

The Company has entered into deeds of covenant with the Foundations under the terms of which the Company makes annual donations. The deeds of covenant can be cancelled by the Company at nine years’ notice, at which point the limited voting ordinary share capital would convert into ordinary shares. Such notice has been given to the Lloyds Bank Foundation for Scotland.

PREFERENCE SHARES

The Company has in issue various classes of preference shares which are all classified as liabilities under IFRS and details of which are shown in note 40.

NOTE 42: SHARE PREMIUM ACCOUNT

	2015	2014	2013
	£m	£m	£m
At 1 January	17,281	17,279	16,872
Issued in relation to the settlement of coupons on certain hybrid capital securities	–	–	279
Issued under employee share schemes	–	2	128
Redemption of preference shares[1]	131	–	–
At 31 December	17,412	17,281	17,279

1	During the year ended 31 December 2015, the Company redeemed all of its outstanding 6.0884% Non-cumulative Fixed to Floating Rate Preference Shares and 5.92% Non-cumulative Fixed to Floating Rate Preference Shares at their combined sterling equivalent par value of £131 million. These preference shares had been accounted for as subordinated liabilities. On redemption an amount of £131 million was transferred from the distributable merger reserve to the share premium account.
F-62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 43: OTHER RESERVES

	2015	2014	2013
	£m	£m	£m
Other reserves comprise:
Merger reserve	7,976	8,107	8,107
Capital redemption reserve[1]	4,115	4,115	4,115
Revaluation reserve in respect of available-for-sale financial assets	(438)	(67)	(615)
Cash flow hedging reserve	727	1,139	(1,055)
Foreign currency translation reserve	(120)	(78)	(75)
At 31 December	12,260	13,216	10,477

1	There were no movements in this reserve during 2015, 2014 or 2013.

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

	2015	2014	2013
	£m	£m	£m
Merger reserve
At 1 January	8,107	8,107	8,107
Redemption of preference shares[1]	(131)	—	—
At 31 December	7,976	8,107	8,107

1	During the year ended 31 December 2015, the Company redeemed all of its outstanding 6.0884% Non-cumulative Fixed to Floating Rate Preference Shares and 5.92% Non-cumulative Fixed to Floating Rate Preference Shares at their combined par value of £131 million. These preference shares had been accounted for as subordinated liabilities. On redemption an amount of £131 million was transferred from the distributable merger reserve to the share premium account.

Movements in other reserves were as follows:

	2015	2014	2013
	£m	£m	£m
Revaluation reserve in respect of available-for-sale financial assets
At 1 January	(67)	(615)	399
Change in fair value of available-for-sale financial assets	(318)	690	(680)
Deferred tax	(18)	(65)	86
Current tax	2	—	3
	(334)	625	(591)
Income statement transfers:
Disposals (note 9)	(51)	(131)	(629)
Deferred tax	3	52	191
Current tax	(1)	—	—
	(49)	(79)	(438)
Impairment	4	2	18
Deferred tax	8	—	(3)
	12	2	15
At 31 December	(438)	(67)	(615)
F-63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 43: OTHER RESERVES continued

	2015	2014	2013
	£m	£m	£m
Cash flow hedging reserve
At 1 January	1,139	(1,055)	350
Change in fair value of hedging derivatives	537	3,896	(1,229)
Deferred tax	(186)	(765)	320
	351	3,131	(909)
Income statement transfers (note 5)	(956)	(1,153)	(550)
Deferred tax	193	216	54
	(763)	(937)	(496)
At 31 December	727	1,139	(1,055)

	2015	2014	2013
	£m	£m	£m
Foreign currency translation reserve
At 1 January	(78)	(75)	(69)
Currency translation differences arising in the year	(59)	(25)	(155)
Foreign currency gains on net investment hedges (tax: £nil)	17	22	149
At 31 December	(120)	(78)	(75)

NOTE 44: RETAINED PROFITS

	2015	2014	2013
	£m	£m	£m
At 1 January	5,692	4,088	5,080
Profit (loss) for the year	860	1,412	(838)
Dividends paid (note 46)	(1,070)	–	–
Issue costs of other equity instruments (net of tax) (note 45)	–	(21)	–
Distributions on other equity instruments (net of tax) (note 45)	(314)	(225)	–
Post-retirement defined benefit scheme remeasurements	(215)	539	(108)
Movement in treasury shares	(816)	(286)	(480)
Value of employee services:
Share option schemes	107	123	142
Other employee award schemes	172	233	292
Adjustment on sale of non-controlling interest in TSB (note 55)	–	(171)	–
At 31 December	4,416	5,692	4,088

Retained profits are stated after deducting £740 million (2014: £565 million; 2013: £480 million) representing 943 million (2014: 648 million; 2013: 578 million) treasury shares held.

The payment of dividends by subsidiaries and the ability of members of the Group to lend money to other members of the Group may be subject to regulatory or legal restrictions, the availability of reserves and the financial and operating performance of the entity. Details of such restrictions and the methods adopted by the Group to manage the capital of its subsidiaries are provided under Capital Risk on page 113.

NOTE 45: OTHER EQUITY INSTRUMENTS

	2015	2014	2013
	£m	£m	£m
At 1 January	5,355	–	–
Additional Tier 1 securities issued in the year:
Sterling notes (£3,725 million nominal)	–	3,725	–
Euro notes (€750 million nominal)	–	622	–
US dollar notes ($1,675 million nominal)	–	1,008	–
At 31 December	5,355	5,355	–

The AT1 securities are Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with no fixed maturity or redemption date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: OTHER EQUITY INSTRUMENTS continued

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

NOTE 46: DIVIDENDS ON ORDINARY SHARES

The directors have recommended a final dividend, which is subject to approval by the shareholders at the Annual General Meeting, of 1.5 pence per share (2014: 0.75 pence per share; 2013: nil pence per share) representing a total dividend of £1,070 million (2014: £535 million; 2013: £nil), which will be paid on 17 May 2016. The directors have also recommended a special dividend of 0.5 pence per share (2014: nil; 2013: nil) representing a total dividend of £357 million (2014: nil; 2013: nil). These financial statements do not reflect these recommended dividends.

Dividends paid during the year were as follows:

	2015	2014	2013
	pence	pence	pence	2015	2014	2013
	per share	per share	per share	£m	£m	£m
Recommended by directors at previous year end	0.75	–	–	535	–	–
Interim dividend paid in the year	0.75	–	–	535	–	–
	1.50	–	–	1,070	–	–

The trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but have chosen to waive their entitlement to the dividends on those shares as indicated: the Lloyds Banking Group Share Incentive Plan (holding at 31 December 2015: 24,275,824 shares, 31 December 2014: 21,158,651 shares, waived rights to all dividends), the HBOS Share Incentive Plan Trust (holding at 31 December 2015: 446,169 shares, 31 December 2014: 433,252 shares, waived rights to all dividends) the Lloyds Banking Group Employee Share Ownership Trust (holding at 31 December 2015: 164,141,179 shares, 31 December 2014: 18,704,412 shares, on which it waived rights to all dividends), Lloyds Group Holdings (Jersey) Limited (holding at 31 December 2015: 42,846 shares, 31 December 2014: 42,846 shares, waived rights to all but a nominal amount of one penny in total) and the Lloyds Banking Group Qualifying Employee Share Ownership Trust (holding at 31 December 2015: 1,398 shares, 31 December 2014: 1,398 shares, waived rights to all but a nominal amount of one penny in total).

NOTE 47: SHARE-BASED PAYMENTS

CHARGE TO THE INCOME STATEMENT

The charge to the income statement is set out below:

	2015	2014	2013
	£m	£m	£m
Deferred bonus plan	255	213	276
Executive and SAYE plans:
Options granted in the year	12	29	42
Options granted in prior years	99	78	74
	111	107	116
Share plans:
Shares granted in the year	15	14	3
Shares granted in prior years	6	6	4
	21	20	7
Total charge to the income statement	387	340	399

During the year ended 31 December 2015 the Group operated the following share-based payment schemes, all of which are equity settled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 47: SHARE-BASED PAYMENTS continued

DEFERRED BONUS PLANS

The Group operates a number of deferred bonus plans that are equity settled. Bonuses in respect of employee performance in 2015 have been recognised in the charge in line with the proportion of the deferral period completed.

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

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2015		2014
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	options	(pence)	options	(pence)
Outstanding at 1 January	783,626,383	48.73	500,969,617	41.16
Granted	156,797,949	60.70	326,565,564	60.02
Exercised	(32,683,177)	41.83	(7,287,899)	41.29
Forfeited	(27,740,207)	48.69	(18,949,167)	41.68
Cancelled	(24,943,674)	56.04	(15,561,144)	54.04
Expired	(4,911,054)	48.34	(2,110,588)	48.15
Outstanding at 31 December	850,146,220	50.99	783,626,383	48.73
Exercisable at 31 December	533,654	180.66	1,852	180.66

The weighted average share price at the time that the options were exercised during 2015 was £0.77 (2014: £0.77). The weighted average remaining contractual life of options outstanding at the end of the year was 1.9 years (2014: 2.6 years).

The weighted average fair value of SAYE options granted during 2015 was £0.17 (2014: £0.22). The fair values of the SAYE options have been determined using a standard Black-Scholes model.

For the HBOS sharesave plan, no options were exercised during 2015 or 2014. The options outstanding at 31 December 2015 had an exercise price of £1.8066 (2014: £1.8066) and a weighted average remaining contractual life of 0.4 years (2014: 1.4 years).

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

For options granted on 27 March 2014 under the Commercial Banking Transformation Plan (CBTP), the number of options that may be delivered in March 2017 may vary by a factor of 0-4 from the original ‘on-target’ award, depending on the degree to which the performance conditions have been met. An ‘on-target’ vesting is contingent upon Commercial Banking achieving £2.5 billion Underlying Profit and 2 per cent Return on Risk Weighted Assets (‘RoRWA’) on 31 December 2016. The Plan will pay out at between £1.9 billion and £3 billion underlying profit, and between 1.6 per cent and 2.5 per cent RoRWA.

Participants are not entitled to any dividends paid during the vesting period.

	2015		2014
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	options	(pence)	options	(pence)
Outstanding at 1 January	233,389,084	Nil	37,354,979	Nil
Granted	9,813,363	Nil	225,424,109	Nil
Exercised	(13,313,421)	Nil	(21,870,649)	Nil
Forfeited	(8,374,250)	Nil	(7,114,199)	Nil
Lapsed	(117,179)	Nil	(405,156)	Nil
Outstanding at 31 December	221,397,597	Nil	233,389,084	Nil
Exercisable at 31 December	3,972,911	Nil	9,068,802	Nil

The weighted average fair value of options granted in the year was £0.75 (2014: £0.72). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2015 was £0.83 (2014: £0.75). The weighted average remaining contractual life of options outstanding at the end of the year was 6.1 years (2014: 7.0 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 47: SHARE-BASED PAYMENTS continued

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

Participants may be entitled to any dividends paid during the vesting period if the performance conditions are met. An amount equal in value to any dividends paid between the award date and the date the Remuneration Committee determine that the performance conditions were met may be paid, based on the number of shares that vest. The Remuneration Committee will determine if any dividends are to be paid in cash or in shares. Details of the performance conditions for the plan are provided in the Directors’ remuneration report.

At the end of the performance period for the 2012 grant, the targets had not been fully met and therefore these awards vested in 2015 at a rate of 96.6 per cent.

	2015	2014
	Number of	Number of
	shares	shares
Outstanding at 1 January	522,836,111	548,885,895
Granted	121,676,131	120,952,253
Vested	(196,193,904)	(73,516,122)
Forfeited	(50,251,592)	(73,485,915)
Outstanding at 31 December	398,066,746	522,836,111

Awards in respect of the 2013 grant will vest in 2016 at a rate of 94.18 per cent.

The fair value calculations at 31 December 2015 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

				Commercial
		Executive		Banking
	Save-As-You-	Share Plan		Transformation
	Earn	2003	LTIP	Program
Weighted average risk-free interest rate	0.76%	0.56%	0.85%	0.68%
Weighted average expected life	3.3 years	1.4 years	3.0 years	1.7 years
Weighted average expected volatility	24%	21%	28%	20%
Weighted average expected dividend yield	2.5%	2.5%	2.5%	2.5%
Weighted average share price	£0.76	£0.80	£0.80	£0.78
Weighted average exercise price	£0.61	nil	nil	nil

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

MATCHING SHARES

The Group undertakes to match shares purchased by employees up to the value of £45 per month; these matching shares are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition: if an employee leaves within this three year period for other than a ‘good’ reason, 100 per cent of the matching shares are forfeited. Similarly if the employees sell their purchased shares within three years, their matching shares are forfeited.

The number of shares awarded relating to matching shares in 2015 was 18,001,413 (2014: 16,248,562), with an average fair value of £0.78 (2014: £0.78), based on market prices at the date of award.

FIXED SHARE AWARDS

Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group shares, released over five years with 20 per cent being released each year following the year of award. The number of shares purchased in 2015 was 8,237,469 (2014: 7,761,624).

The fixed share award is not subject to any performance conditions, performance adjustment or clawback. On an employee leaving the Group, there is no change to the timeline for which shares will become unrestricted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: RELATED PARTY TRANSACTIONS

KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2015	2014	2013
	£m	£m	£m
Compensation
Salaries and other short-term benefits	14	15	15
Post-employment benefits	–	1	–
Share-based payments	18	17	21
Total compensation	32	33	36

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.1 million (2014: £0.1 million; 2013: £0.2 million).

	2015	2014	2013
	million	million	million
Share option plans
At 1 January	13	14	25
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	3	–	5
Exercised/lapsed (includes entitlements of former key management personnel)	(7)	(1)	(16)
At 31 December	9	13	14

	2015	2014	2013
	million	million	million
Share plans
At 1 January	102	105	70
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	37	19	42
Exercised/lapsed (includes entitlements of former key management personnel)	(57)	(22)	(7)
At 31 December	82	102	105

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2015	2014	2013
	£m	£m	£m
Loans
At 1 January	3	2	2
Advanced (includes loans of appointed key management personnel)	4	2	2
Repayments (includes loans of former key management personnel)	(2)	(1)	(2)
At 31 December	5	3	2

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 3.99 per cent and 23.95 per cent in 2015 (2014: 0.5 per cent and 23.95 per cent; 2013: 2.5 per cent and 23.9 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2014 and 2013: £nil).

	2015	2014	2013
	£m	£m	£m
Deposits
At 1 January	16	13	10
Placed (includes deposits of appointed key management personnel)	58	32	29
Withdrawn (includes deposits of former key management personnel)	(61)	(29)	(26)
At 31 December	13	16	13

Deposits placed by key management personnel attracted interest rates of up to 4.7 per cent (2014: 4.7 per cent; 2013: 2.9 per cent). At 31 December 2015, the Group did not provide any guarantees in respect of key management personnel (2014 and 2013: none).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: RELATED PARTY TRANSACTIONS continued

At 31 December 2015, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £1 million with four directors and six connected persons (2014: £1 million with six directors and six connected persons; 2013: £1 million with six directors and five connected persons).

SUBSIDIARIES

Details of the Group’s significant subsidiaries are given on page 222. In accordance with IFRS 10 Consolidated financial statements, transactions and balances with subsidiaries have been eliminated on consolidation.

UK GOVERNMENT

In January 2009, the UK government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. As at 31 December 2015, HM Treasury held an interest of 9.14 per cent in the Company’s ordinary share capital, with its interest having fallen below 20 per cent on 11 May 2015. As a consequence of HM Treasury no longer being considered to have a significant influence, it ceased to be a related party of the Company for IAS 24 purposes at that date.

In accordance with IAS 24, UK government-controlled entities were related parties of the Group until 11 May 2015. The Group regarded the Bank of England and entities controlled by the UK government, including The Royal Bank of Scotland Group plc (RBS), NRAM plc and Bradford & Bingley plc, as related parties.

During the year ended 31 December 2015, the Group participated in a number of schemes operated by the UK government and central banks and made available to eligible banks and building societies.

NATIONAL LOAN GUARANTEE SCHEME

The Group participates in the UK government’s National Loan Guarantee Scheme, providing eligible UK businesses with discounted funding based on the Group’s existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a pre-agreed period of time.

FUNDING FOR LENDING

The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supports a broard range of UK-based customers, focussing primarily on providing small businesses with cheaper finance to invest and grow. In November 2015, the Bank of England announced that the deadline for banks to draw down their borrowing allowance would be extended for a further two years until 31 January 2018. At 31 December 2015, the Group had drawn down £32 billion (31 December 2014: £20 billion) under the Scheme.

ENTERPRISE FINANCE GUARANTEE SCHEME

The Group participates in the Enterprise Finance Guarantee Scheme which supports viable businesses with access to lending where they would otherwise be refused a loan due to a lack of lending security. The Department for Business, Innovation and Skills provides the lender with a guarantee of up to 75 per cent of the capital of each loan subject to the eligibility of the customer. As at 31 December 2015, the Group had offered 6,509 loans to customers, worth over £550 million. Under the most recent renewal of the terms of the scheme, Lloyds Bank plc and Bank of Scotland plc, on behalf of the Group, contracted with The Secretary of State for Business, Innovation and Skills.

HELP TO BUY

The Help to Buy Scheme is a scheme promoted by the UK government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages. Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price. In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender. £3,133 million of outstanding loans at 31 December 2015 (31 December 2014: £1,950 million) had been advanced under this scheme.

BUSINESS GROWTH FUND

The Group has invested £176 million (31 December 2014: £118 million) in the Business Growth Fund (under which an agreement was entered into with RBS amongst others) and, as at 31 December 2015, carries the investment at a fair value of £170 million (31 December 2014: £105 million).

BIG SOCIETY CAPITAL

The Group has invested £36 million (31 December 2014: £31 million) in the Big Society Capital Fund under which an agreement was entered into with RBS amongst others.

HOUSING GROWTH PARTNERSHIP

The Group has committed to invest up to £50 million into the Housing Growth Partnership under which an agreement was entered into with the Homes and Communities Agency.

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

OTHER RELATED PARTY TRANSACTIONS

PENSION FUNDS

The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2015, customer deposits of £145 million (2014: £129 million) and investment and insurance contract liabilities of £694 million (2014: £3,278 million) related to the Group’s pension funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: RELATED PARTY TRANSACTIONS continued

COLLECTIVE INVESTMENT VEHICLES

The Group manages 168 (2014: 132) collective investment vehicles, such as Open Ended Investment Companies (OEICs) and of these 95 (2014: 80) are consolidated. The Group invested £818 million (2014: £811 million) and redeemed £616 million (2014: £984 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £2,129 million (2014: £2,243 million) at 31 December. The Group earned fees of £187 million from the unconsolidated collective investment vehicles during 2015 (2014: £201 million).

JOINT VENTURES AND ASSOCIATES

At 31 December 2015 there were loans and advances to customers of £225 million (2014: £1,901 million) outstanding and balances within customer deposits of £8 million (2014: £24 million) relating to joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2015, these companies had total assets of approximately £3,911 million (2014: £5,553 million), total liabilities of approximately £4,104 million (2014: £6,312 million) and for the year ended 31 December 2015 had turnover of approximately £4,660 million (2014: £5,634 million) and made a loss of approximately £181 million (2014: net loss of £272 million). In addition, the Group has provided £1,710 million (2014: £2,364 million) of financing to these companies on which it received £125 million (2014: £149 million) of interest income in the year.

NOTE 49: CONTINGENT LIABILITIES AND COMMITMENTS

INTERCHANGE FEES

With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the on-going investigations and litigation (as described below) which involve card schemes such as Visa and MasterCard. However, the Group is a member of Visa and MasterCard and other card schemes.

–  The European Commission continues to pursue certain competition investigations into MasterCard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;

–  Litigation continues in the English Courts against both Visa and MasterCard. This litigation has been brought by several retailers who are seeking damages for allegedly ‘overpaid’ MIFs. From publicly available information, it is understood these damages claims are running to different timescales with respect to the litigation process, and their outcome remains uncertain. It is also possible that new claims may be issued.

On 2 November 2015, Visa Inc announced its proposed acquisition of Visa Europe, which remains subject to completion. As set out in the announcement by the Group on 2 November, the Group’s share of the sale proceeds will comprise upfront consideration of cash (the amount of which remains subject to adjustment prior to completion) and preferred stock. The preferred stock will be convertible into Class A Common Stock of Visa Inc or its equivalent upon occurrence of certain events. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies how liabilities will be allocated between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. Visa Inc may only have recourse to the LSA once €1 billion of damages have been applied to the value of the UK preferred stock received by Visa UK members (including the Group) as part of the consideration to the transaction. The value of the preferred stock will be reduced (by making a downward adjustment to the conversion rate) in an amount equal to any covered losses. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration to be received by the Group. Visa Inc may also have recourse to a general indemnity, currently in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

The ultimate impact on the Group of the above investigations and the litigation against Visa and MasterCard cannot be known before the conclusion of these matters.

LIBOR AND OTHER TRADING RATES

In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Group continues to cooperate with various other government and regulatory authorities, including the Serious Fraud Office, the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR. The lawsuits, which contain broadly similar allegations, allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act and the Commodity Exchange Act, as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims, including those asserted under US anti-trust laws, have been dismissed by the US Federal Court for Southern District of New York (the District Court). That court’s dismissal of plaintiffs’ anti-trust claims has been appealed to the New York Federal Court of Appeal. The OTC and Exchange – Based plaintiffs’ claims were dismissed in November 2015 for lack of personal jurisdiction against the Group.

Certain Group companies are also named as defendants in UK based claims raising LIBOR manipulation allegations in connection with interest rate hedging products.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK SHAREHOLDER LITIGATION

In August 2014, the Group and a number of former directors were named as defendants in a claim filed in the English High Court by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of fiduciary and tortious duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. It is currently not possible to determine the ultimate impact on the Group (if any), but the Group intends to defend the claim vigorously.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: CONTINGENT LIABILITIES AND COMMITMENTS continued

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

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. At 31 March 2015, the end of the latest FSCS scheme year, the principal balance outstanding on these loans was £15,797 million (31 March 2014: £16,591 million). Although the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants of the FSCS. The amount of future levies payable by the Group depends on a number of factors including the amounts recovered by the FSCS from asset sales, the Group’s participation in the deposit-taking market at 31 December, the level of protected deposits and the population of deposit-taking participants.

TAX AUTHORITIES

The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities including open matters where Her Majesty’s Revenue and Customs (HMRC) adopt a different interpretation and application of tax law. The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC; none of these is expected to have a material impact on the financial position of the Group.

RESIDENTIAL MORTGAGE REPOSSESSIONS

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases, concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA has indicated that it will issue a Consultation Paper in relation to industry practice in this area in February 2016. The Group will respond as appropriate to this and any investigations, proceedings, or regulatory action that may in due course be instigated as a result of these issues.

THE FINANCIAL CONDUCT AUTHORITY’S ANNOUNCEMENT ON TIME-BARRING FOR PPI COMPLAINTS AND PLEVIN V PARAGON PERSONAL FINANCE LIMITED

On 26 November 2015 the FCA issued a Consultation Paper on the introduction of a deadline by which consumers would need to make their PPI complaints or else lose their right to have them assessed by firms or the Financial Ombudsman Service, and proposed rules and guidance concerning the handling of PPI complaints in light of the Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (Plevin). The Financial Ombudsman Service is also considering the implications of Plevin for PPI complaints. The implications of potential time-barring and the Plevin decision in terms of the scope of any court proceedings or regulatory action remain uncertain.

OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

	2015	2014
	£m	£m
Contingent liabilities
Acceptances and endorsements	52	59
Other:
Other items serving as direct credit substitutes	458	330
Performance bonds and other transaction-related contingencies	2,123	2,293
	2,581	2,623
Total contingent liabilities	2,633	2,682
F-71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: CONTINGENT LIABILITIES AND COMMITMENTS continued

The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2015	2014
	£m	£m
Commitments
Documentary credits and other short-term trade-related transactions	–	101
Forward asset purchases and forward deposits placed	421	162
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	9,995	8,809
Other commitments	57,809	64,015
	67,804	72,824
1 year or over original maturity	44,691	34,455
Total commitments	112,916	107,542

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £63,086 million (2014: £55,029 million) was irrevocable.

OPERATING LEASE COMMITMENTS

Where a Group company is the lessee the future minimum lease payments under non-cancellable premises operating leases are as follows:

	2015	2014
	£m	£m
Not later than 1 year	267	301
Later than 1 year and not later than 5 years	885	945
Later than 5 years	1,049	1,141
Total operating lease commitments	2,201	2,387

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these is not material. No arrangements have been entered into for contingent rental payments.

CAPITAL COMMITMENTS

Excluding commitments in respect of investment property (note 27), capital expenditure contracted but not provided for at 31 December 2015 amounted to £388 million (2014: £373 million). Of this amount, £380 million (2014: £368 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: FINANCIAL INSTRUMENTS

(1) MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

		At fair value
	Derivatives	through profit or loss
	designated		Designated			Held at
	as hedging	Held for	upon initial	Available-	Loans and	amortised	Insurance
	instruments	trading	recognition	for-sale	receivables	cost	contracts	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2015
Financial assets
Cash and balances at central banks	–	–	–	–	–	58,417	–	58,417
Items in the course of collection from banks	–	–	–	–	–	697	–	697
Trading and other financial assets at fair value
through profit or loss	–	42,661	97,875	–	–	–	–	140,536
Derivative financial instruments	2,686	26,781	–	–	–	–	–	29,467
Loans and receivables:
Loans and advances to banks	–	–	–	–	25,117	–	–	25,117
Loans and advances to customers	–	–	–	–	455,175	–	–	455,175
Debt securities	–	–	–	–	4,191	–	–	4,191
	–	–	–	–	484,483	–	–	484,483
Available-for-sale financial assets	–	–	–	33,032	–	–	–	33,032
Held-to-maturity investments	–	–	–	–	–	19,808	–	19,808
Total financial assets	2,686	69,442	97,875	33,032	484,483	78,922	–	766,440
Financial liabilities
Deposits from banks	–	–	–	–	–	16,925	–	16,925
Customer deposits	–	–	–	–	–	418,326	–	418,326
Items in course of transmission to banks	–	–	–	–	–	717	–	717
Trading and other financial liabilities at fair value
through profit or loss	–	43,984	7,879	–	–	–	–	51,863
Derivative financial instruments	2,437	23,864	–	–	–	–	–	26,301
Notes in circulation	–	–	–	–	–	1,112	–	1,112
Debt securities in issue	–	–	–	–	–	82,056	–	82,056
Liabilities arising from insurance contracts
and participating investment contracts	–	–	–	–	–	–	80,294	80,294
Liabilities arising from non-participating investment
contracts	–	–	–	–	–	–	22,777	22,777
Unallocated surplus within insurance businesses	–	–	–	–	–	–	260	260
Financial guarantees	–	–	48	–	–	–	–	48
Subordinated liabilities	–	–	–	–	–	23,312	–	23,312
Total financial liabilities	2,437	67,848	7,927	–	–	542,448	103,331	723,991
F-73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: FINANCIAL INSTRUMENTS continued

		At fair value
	Derivatives	through profit or loss
	designated		Designated			Held at
	as hedging	Held for	upon initial	Available-	Loans and	amortised	Insurance
	instruments	trading	recognition	for-sale	receivables	cost	contracts	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2014
Financial assets
Cash and balances at central banks	–	–	–	–	–	50,492	–	50,492
Items in the course of collection from banks	–	–	–	–	–	1,173	–	1,173
Trading and other financial assets at fair value
through profit or loss	–	48,494	103,437	–	–	–	–	151,931
Derivative financial instruments	4,233	31,895	–	–	–	–	–	36,128
Loans and receivables:
Loans and advances to banks	–	–	–	–	26,155	–	–	26,155
Loans and advances to customers	–	–	–	–	482,704	–	–	482,704
Debt securities	–	–	–	–	1,213	–	–	1,213
	–	–	–	–	510,072	–	–	510,072
Available-for-sale financial assets	–	–	–	56,493	–	–	–	56,493
Total financial assets	4,233	80,389	103,437	56,493	510,072	51,665	–	806,289
Financial liabilities
Deposits from banks	–	–	–	–	–	10,887	–	10,887
Customer deposits	–	–	–	–	–	447,067	–	447,067
Items in course of transmission to banks	–	–	–	–	–	979	–	979
Trading and other financial liabilities at fair value
through profit or loss	–	55,358	6,744	–	–	–	–	62,102
Derivative financial instruments	3,616	29,571	–	–	–	–	–	33,187
Notes in circulation	–	–	–	–	–	1,129	–	1,129
Debt securities in issue	–	–	–	–	–	76,233	–	76,233
Liabilities arising from insurance contracts
and participating investment contracts	–	–	–	–	–	–	86,918	86,918
Liabilities arising from non-participating investment
contracts	–	–	–	–	–	–	27,248	27,248
Unallocated surplus within insurance businesses	–	–	–	–	–	–	320	320
Financial guarantees	–	–	51	–	–	–	–	51
Subordinated liabilities	–	–	–	–	–	26,042	–	26,042
Total financial liabilities	3,616	84,929	6,795	–	–	562,337	114,486	772,163
F-74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: FINANCIAL INSTRUMENTS continued

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

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks, notes in circulation and liabilities arising from non-participating investment contracts.

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

F-75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: FINANCIAL INSTRUMENTS continued

(3) FINANCIAL ASSETS AND LIABILITIES CARRIED AT FAIR VALUE

(A) FINANCIAL ASSETS, EXCLUDING DERIVATIVES

Valuation hierarchy

At 31 December 2015, the Group’s financial assets carried at fair value, excluding derivatives, totalled £173,568 million (31 December 2014: £208,424 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on page F-75). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

VALUATION HIERARCHY

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2015
Trading and other financial assets at fair value through profit or loss
Loans and advances to customers	–	30,109	–	30,109
Loans and advances to banks	–	3,065	–	3,065
Debt securities:
Government securities	20,881	1,235	1	22,117
Other public sector securities	–	759	1,280	2,039
Bank and building society certificates of deposit	–	135	–	135
Asset-backed securities:
Mortgage-backed securities	–	1,295	63	1,358
Other asset-backed securities	–	839	8	847
Corporate and other debt securities	38	18,241	2,037	20,316
	20,919	22,504	3,389	46,812
Equity shares	58,457	292	1,727	60,476
Treasury and other bills	74	–	–	74
Total trading and other financial assets at fair value through profit or loss	79,450	55,970	5,116	140,536
Available-for-sale financial assets
Debt securities:
Government securities	25,259	70	–	25,329
Bank and building society certificates of deposit	–	186	–	186
Asset-backed securities:
Mortgage-backed securities	–	197	–	197
Other asset-backed securities	–	264	55	319
Corporate and other debt securities	7	5,801	–	5,808
	25,266	6,518	55	31,839
Equity shares	43	521	629	1,193
Treasury and other bills	–	–	–	–
Total available-for-sale financial assets	25,309	7,039	684	33,032
Total financial assets carried at fair value, excluding derivatives	104,759	63,009	5,800	173,568
F-76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: FINANCIAL INSTRUMENTS continued

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2014
Trading and other financial assets at fair value through profit or loss
Loans and advances to customers	–	28,513	–	28,513
Loans and advances to banks	–	8,212	–	8,212
Debt securities:
Government securities	23,950	1,523	–	25,473
Other public sector securities	–	781	1,389	2,170
Bank and building society certificates of deposit	–	554	–	554
Asset-backed securities:
Mortgage-backed securities	24	963	47	1,034
Other asset-backed securities	1	849	–	850
Corporate and other debt securities	255	19,814	2,021	22,090
	24,230	24,484	3,457	52,171
Equity shares	59,607	322	1,647	61,576
Treasury and other bills	1,459	–	–	1,459
Total trading and other financial assets at fair value through profit or loss	85,296	61,531	5,104	151,931
Available-for-sale financial assets
Debt securities:
Government securities	47,402	–	–	47,402
Bank and building society certificates of deposit	–	298	–	298
Asset-backed securities:
Mortgage-backed securities	–	674	–	674
Other asset-backed securities	–	685	–	685
Corporate and other debt securities	35	5,494	–	5,529
	47,437	7,151	–	54,588
Equity shares	45	727	270	1,042
Treasury and other bills	852	11	–	863
Total available-for-sale financial assets	48,334	7,889	270	56,493
Total financial assets carried at fair value, excluding derivatives	133,630	69,420	5,374	208,424
F-77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: FINANCIAL INSTRUMENTS continued

Movements in Level 3 portfolio

The table below analyses movements in level 3 financial assets, excluding derivatives, carried at fair value (recurring measurement).

	2015			2014
	Trading and other financial assets at fair value through profit or loss £m	Available- for-sale £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m	Trading and other financial assets at fair value through profit or loss £m	Available- for-sale £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m
At 1 January	5,104	270	5,374	4,232	449	4,681
Exchange and other adjustments	–	–	–	5	(7)	(2)
Gains recognised in the income statement within other income	192	–	192	579	–	579
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	–	302	302	–	(61)	(61)
Purchases	965	68	1,033	552	229	781
Sales	(1,070)	(11)	(1,081)	(587)	(266)	(853)
Transfers into the level 3 portfolio	71	55	126	708	–	708
Transfers out of the level 3 portfolio	(146)	–	(146)	(385)	(74)	(459)
At 31 December	5,116	684	5,800	5,104	270	5,374
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	34	–	34	547	–	547

Valuation methodology for financial assets, excluding derivatives

LOANS AND ADVANCES TO CUSTOMERS AND BANKS

These assets are principally reverse repurchase agreements. The fair value of these assets is determined using discounted cash flow techniques. The discount rates are derived from observable repo curves specific to the type of security purchased under the reverse repurchase agreement.

DEBT SECURITIES

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

F-78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: FINANCIAL INSTRUMENTS continued

(B) FINANCIAL LIABILITIES, EXCLUDING DERIVATIVES

Valuation hierarchy

At 31 December 2015, the Group’s financial liabilities carried at fair value, excluding derivatives, totalled £51,911 million (31 December 2014: £62,153 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-75). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2015
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	7,878	1	7,879
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	38,431	–	38,431
Short positions in securities	4,153	287	–	4,440
Other	–	1,113	–	1,113
	4,153	39,831	–	43,984
Total trading and other financial liabilities at fair value through profit or loss	4,153	47,709	1	51,863
Financial guarantees	–	–	48	48
Total financial liabilities carried at fair value, excluding derivatives	4,153	47,709	49	51,911
At 31 December 2014
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	6,739	5	6,744
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	50,007	–	50,007
Short positions in securities	2,700	519	–	3,219
Other	–	2,132	–	2,132
	2,700	52,658	–	55,358
Total trading and other financial liabilities at fair value through profit or loss	2,700	59,397	5	62,102
Financial guarantees	–	–	51	51
Total financial liabilities carried at fair value, excluding derivatives	2,700	59,397	56	62,153

The table below analyses movements in the level 3 financial liabilities portfolio, excluding derivatives. There were no transfers into or out of Level 3 during 2014 or 2015

	2015			2014
			Total level 3
	Trading and		financial	Trading and other		Total level 3
	other financial		liabilities carried	financial liabilities		financial liabilities
	liabilities at fair		at fair value,	at fair value		carried at fair
	value through	Financial	excluding	through profit	Financial	value, excluding
	profit or loss	guarantees	derivatives	or loss	guarantees	derivatives
	£m	£m	£m	£m	£m	£m
At 1 January	5	51	56	39	50	89
Losses (gains) recognised in the income statement within other income	–	(3)	(3)	(5)	1	(4)
Redemptions	(4)	–	(4)	(29)	–	(29)
At 31 December	1	48	49	5	51	56
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December	–	3	3	–	1	1
F-79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: FINANCIAL INSTRUMENTS continued

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

At 31 December 2015, the own credit adjustment arising from the fair valuation of £7,878 million (2014: £6,739 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a gain of £114 million (2014: gain of £33 million).

Trading liabilities is respect of securitites sold under repurchase agreements.

The fair value of these liabilities is determined using discounted cash flow techniques. The discount rates are derived from observable repo curves specific to the type of security sold under the repurchase agreement.

(C) DERIVATIVES

All of the Group’s derivative assets and liabilities are carried at fair value. At 31 December 2015, such assets totalled £29,467 million (31 December 2014: £36,128 million) and liabilities totalled £26,301 million (31 December 2014: £33,187 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-75). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2015				2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Derivative assets	43	27,955	1,469	29,467	94	33,263	2,771	36,128
Derivative liabilities	(41)	(25,537)	(723)	(26,301)	(68)	(31,663)	(1,456)	(33,187)

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

The Group’s level 3 derivative assets include £545 million (2014: £646 million) in respect of the value of the embedded equity conversion feature of the Enhanced Capital Notes issued in December 2009. The embedded equity conversion feature is valued by comparing the market price of the Enhanced Capital Notes with the market price of similar bonds without the conversion feature. The latter is calculated by discounting the expected Enhanced Capital Note cash flows in the absence of a conversion using prevailing market yields for similar capital securities without the conversion feature. The market price of the Enhanced Capital Notes was calculated with reference to multiple broker quotes.

F-80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: FINANCIAL INSTRUMENTS continued

The table below analyses movements in level 3 derivative assets and liabilities carried at fair value. Following changes in the valuation methodology in 2015, uncollateralised inflation swaps are considered not to have significant unobservable inputs and have been transferred from level 3 to level 2.

	2015		2014
	Derivative	Derivative	Derivative	Derivative
	assets	liabilities	assets	liabilities
	£m	£m	£m	£m
At 1 January	2,771	(1,456)	3,019	(986)
Exchange and other adjustments	(25)	18	(11)	4
Gains (losses) recognised in the income statement within other income	(87)	(36)	755	(375)
Purchases (additions)	72	(74)	68	(59)
(Sales) redemptions	(125)	120	(154)	66
Derecognised pursuant to exchange and retail tender offers in respect of Enhanced Capital Notes	–	–	(967)	–
Transfers into the level 3 portfolio	126	(114)	114	(110)
Transfers out of the level 3 portfolio	(1,263)	819	(53)	4
At 31 December	1,469	(723)	2,771	(1,456)
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	(95)	(12)	755	(376)

DERIVATIVE VALUATION ADJUSTMENTS

Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.

(i) Uncollateralised derivative valuation adjustments, excluding monoline counterparties

The following table summarises the movement on this valuation adjustment account during 2015 and 2014:

	2015	2014
	£m	£m
At 1 January	608	498
Income statement (credit) charge	(38)	95
Transfers	28	15
At 31 December	598	608

Represented by:
	2015	2014
	£m	£m
Credit Valuation Adjustment	511	568
Debit Valuation Adjustment	(78)	(85)
Funding Valuation Adjustment	165	125
	598	608

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

The combination of a one notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £99 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (in total contributing £2 million of the overall CVA balance at 31 December 2015).

F-81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: FINANCIAL INSTRUMENTS continued

The DVA is sensitive to:

–	the current size of the mark-to-market position on the uncollateralised liability;

–	expectations of future market volatility of the underlying liability; and

–	the Group’s own CDS spread.

A one per cent rise in the CDS spread would lead to an increase in the DVA of £122 million to £200 million.

The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A 1 per cent rise in interest rates would lead to a £200 million fall in the overall valuation adjustment to £233 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.

The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding uncollateralised derivative positions. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by approximately £30 million.

(ii) Market liquidity

The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a timeframe that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.

At 31 December 2015, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £76 million (2014: £74 million).

F-82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: FINANCIAL INSTRUMENTS continued

(D) SENSITIVITY OF LEVEL 3 VALUATIONS

			At 31 December 2015			At 31 December 2014
				Effect of reasonably possible alternative assumptions[2]			Effect of reasonably possible alternative assumptions[2]
	Valuation techniques	Significant unobservable inputs[1]	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Trading and other financial assets at fair value through profit or loss
Debt securities	Discounted cash flows	Credit spreads (bps) (168bps/211bps)	92	7	(7)	35	5	(5)
Asset-backed securities	Lead manager or broker quote	n/a	62	–	–	65	–	(2)
Equity and venture capital investments	Market approach	Earnings multiple (1.0/17.5)	2,279	72	(72)	2,214	75	(75)
	Underlying asset/net asset value (incl. property prices)[3]	n/a	145	8	(14)	173	26	(23)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)[3]	n/a	2,538	–	(48)	2,617	4	(2)
			5,116			5,104
Available-for-sale financial assets
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	55	–	–	–	–	–
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)[3]	n/a	339	25	(27)	270	10	(18)
Other	Various	n/a	290	–	–	–	–	–
			684			270
Derivative financial assets
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread (171 bps/386 bps)	545	14	(14)	646	21	(21)
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (55 bps/107 bps)	–	–	–	1,382	17	(16)
	Option pricing model	Interest rate volatility (1%/63%)	924	20	(19)	743	6	(6)
			1,469			2,771
Level 3 financial assets carried at fair value			7,269			8,145
Trading and other financial liabilities at fair value through profit or loss			1	–	–	5	–	–
Derivative financial liabilities
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (55 bps/107 bps)	–	–	–	807	–	–
	Option pricing model	Interest rate volatility (1%/63%)	723	–	–	649	–	–
			723			1,456
Financial guarantees			48			51
Level 3 financial liabilities carried at fair value			772			1,512

[1]	Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

[2]	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

[3]	Underlying asset/net asset values represent fair value.
F-83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: FINANCIAL INSTRUMENTS continued

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

DEBT SECURITIES

Reasonably possible alternative assumptions have been determined in respect of the Group’s structured credit investment by flexing credit spreads.

DERIVATIVES

Reasonably possible alternative assumptions have been determined in respect of the Group’s derivative portfolios as follows:

–	In respect of the embedded equity conversion feature of the Enhanced Capital Notes, the sensitivity was based on the absolute difference between the actual price of the enhanced capital note and the closest, alternative broker quote available plus the impact of applying a 10 bps increase/decrease in the market yield used to derive a market price for similar bonds without the conversion feature. The effect of interdependency of the assumptions is not material to the effect of applying reasonably possible alternative assumptions to the valuations of derivative financial instruments.

–	Uncollateralised inflation swaps are valued using appropriate discount spreads for such transactions. These spreads are not generally observable for longer maturities. The reasonably possible alternative valuations reflect flexing of the spreads for the differing maturities to alternative values of between 55 bps and 107 bps (2014: 3 bps and 167 bps).

–	Swaptions are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatilities have been flexed within a range of 1 per cent to 63 per cent (2014: 4 per cent and 120 per cent).

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
F-84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: FINANCIAL INSTRUMENTS continued

(4) FINANCIAL ASSETS AND LIABILITIES CARRIED AT AMORTISED COST

(A) FINANCIAL ASSETS

Valuation hierarchy

The table below analyses the fair values of the financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-75). Loans and receivables are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

			Valuation hierarchy
	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2015
Loans and receivables:
Loans and advances to customers: unimpaired	448,010	447,808	–	–	447,808
Loans and advances to customers: impaired	7,165	6,989	–	–	6,989
Loans and advances to customers	455,175	454,797	–	–	454,797
Loans and advances to banks	25,117	25,130	–	–	25,130
Debt securities	4,191	4,107	7	4,090	10
Held-to-maturity investments	19,808	19,851	19,851	–	–
Reverse repos included in above amounts:
Loans and advances to customers	–	–	–	–	–
Loans and advances to banks	963	963	–	–	963
At 31 December 2014
Loans and receivables:
Loans and advances to customers: unimpaired	473,947	472,036	–	–	472,036
Loans and advances to customers: impaired	8,757	8,595	–	–	8,595
Loans and advances to customers	482,704	480,631	–	–	480,631
Loans and advances to banks	26,155	26,031	–	–	26,031
Debt securities	1,213	1,100	7	1,050	43
Reverse repos included in above amounts:
Loans and advances to customers	5,148	5,148	–	–	5,148
Loans and advances to banks	1,899	1,899	–	–	1,899

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: FINANCIAL INSTRUMENTS continued

(B) FINANCIAL LIABILITIES

Valuation hierarchy

The table below analyses the fair values of the financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-75).

			Valuation hierarchy
	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2015
Deposits from banks	16,925	16,934	–	16,934	–
Customer deposits	418,326	418,512	–	407,417	11,095
Debt securities in issue	82,056	85,093	–	81,132	3,961
Subordinated liabilities	23,312	26,818	–	26,818	–
Repos included in above amounts:
Deposits from banks	7,061	7,061	–	7,061	–
Customer deposits	–	–	–	–	–
At 31 December 2014
Deposits from banks	10,887	10,902	–	10,902	–
Customer deposits	447,067	450,038	–	435,073	14,965
Debt securities in issue	76,233	80,244	–	80,244	–
Subordinated liabilities	26,042	30,175	–	30,175	–
Repos included in above amounts:
Deposits from banks	1,075	1,075	–	1,075	–
Customer deposits	–	–	–	–	–

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

(5) RECLASSIFICATION OF FINANCIAL ASSETS

In 2015 the Group reviewed its approach to managing a portfolio of government securities held as a separately identifiable component of the Group’s liquidity portfolio. Given the long-term nature of this portfolio, the Group concluded that certain of these securities will be able to be held until they reach maturity. Consequently, on 1 May 2015, government securities with a fair value of £19,938 million were reclassified from available-for-sale financial assets to held-to-maturity investments reflecting the Group’s positive intent and ability to hold them until maturity.

No financial assets were reclassified in 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: TRANSFERS OF FINANCIAL ASSETS

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

	2015		2014
	Carrying value of transferred assets £m	Carrying value of associated liabilities £m	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
Repurchase and securities lending transactions
Trading and other financial assets at fair value through profit or loss	13,711	7,460	16,803	6,673
Available-for-sale financial assets	18,141	14,295	18,835	10,301
Loans and receivables:
Loans and advances to customers	1,491	–	2,353	908
Debt securities classified as loans and receivables	–	–	88	–
Securitisation programmes
Loans and receivables:
Loans and advances to customers[1]	58,090	7,763	75,970	11,908

[1]	The carrying value of associated liabilities excludes securitisation notes held by the Group of £29,303 million (31 December 2014: £38,149 million).

(2) TRANSFERRED FINANCIAL ASSETS DERECOGNISED IN THEIR ENTIRETY WITH ONGOING EXPOSURE

Transferred financial assets which were derecognised in their entirety, but with ongoing exposure, consisted of £9 million of debt securities (2014: £33 million) with a fair value of £9 million (2014: £33 million) and a maximum exposure to loss of £9 million (2014: £33 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

The following information relates to financial assets and liabilities which have been offset in the balance sheet and those which have not been offset but for which the Group has enforceable master netting agreements in place with counterparties.

					Related amounts where set
					off in the balance sheet not		Potential
					permitted[3]		net amounts
				Net amounts		Non-cash	if offset
	Gross amounts		Amounts offset	presented	Cash collateral	collateral	of related
	of assets and		in the balance	in the balance	received/	received/	amounts
At 31 December 2015	liabilities	[1]	sheet [2]	sheet	pledged	pledged	permitted
	£m		£m	£m	£m	£m	£m
Financial assets
Trading and other financial assets at fair value through profit or loss:
Excluding reverse repos	107,362		–	107,362	–	(7,175)	100,187
Reverse repos	39,083		(5,909)	33,174	–	(33,174)	–
	146,445		(5,909)	140,536	–	(40,349)	100,187
Derivative financial instruments	62,937		(33,470)	29,467	(3,228)	(20,091)	6,148
Loans and advances to banks:
Excluding reverse repos	24,154		–	24,154	(1,810)	–	22,344
Reverse repos	963		–	963	–	(963)	–
	25,117		–	25,117	(1,810)	(963)	22,344
Loans and advances to customers:
Excluding reverse repos	457,546		(2,371)	455,175	(1,001)	(7,250)	446,924
Reverse repos	–		–	–	–	–	–
	457,546		(2,371)	455,175	(1,001)	(7,250)	446,924
Debt securities	4,191		–	4,191	–	–	4,191
Available-for-sale financial assets	33,032		–	33,032	–	(13,895)	19,137
Held-to-maturity investments	19,808		–	19,808	–	–	19,808
Financial liabilities
Deposits from banks:
Excluding repos	9,864		–	9,864	(2,770)	(1,387)	5,707
Repos	7,061		–	7,061	–	(7,061)	–
	16,925		–	16,925	(2,770)	(8,448)	5,707
Customer deposits:
Excluding repos	420,330		(2,004)	418,326	(458)	(7,250)	410,618
Repos	–		–	–	–	–	–
	420,330		(2,004)	418,326	(458)	(7,250)	410,618
Trading and other financial liabilities at fair value through profit or loss:
Excluding repos	13,432		–	13,432	–	–	13,432
Repos	44,340		(5,909)	38,431	–	(38,431)	–
	57,772		(5,909)	51,863	–	(38,431)	13,432
Derivative financial instruments	60,138		(33,837)	26,301	(2,811)	(22,586)	904
F-88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES continued

					Related amounts where set off in		Potential
					the balance sheet not permitted[3]		net amounts
							if offset
	Gross amounts		Amounts offset in	Net amounts		Non-cash	of related
	of assets and		the balance	presented in	Cash collateral	collateral	amounts
At 31 December 2014	liabilities	[1]	sheet [2]	the balance sheet	received/pledged	received/pledged	permitted
	£m		£m	£m	£m	£m	£m
Financial assets
Trading and other financial assets at fair value through profit or loss:
Excluding reverse repos	115,206		–	115,206	–	(6,670)	108,536
Reverse repos	42,640		(5,915)	36,725	–	(36,725)	–
	157,846		(5,915)	151,931	–	(43,395)	108,536
Derivative financial instruments	72,378		(36,250)	36,128	(3,651)	(22,336)	10,141
Loans and advances to banks:
Excluding reverse repos	24,256		–	24,256	(2,133)	–	22,123
Reverse repos	1,899		–	1,899	–	(1,899)	–
	26,155		–	26,155	(2,133)	(1,899)	22,123
Loans and advances to customers:
Excluding reverse repos	480,376		(2,820)	477,556	(1,254)	(4,967)	471,335
Reverse repos	5,148		–	5,148	–	(5,148)	–
	485,524		(2,820)	482,704	(1,254)	(10,115)	471,335
Debt securities	1,213		–	1,213	–	–	1,213
Available-for-sale financial assets	56,493		–	56,493	–	(10,299)	46,194
Financial liabilities
Deposits from banks:
Excluding repos	9,812		–	9,812	(3,119)	–	6,693
Repos	1,075		–	1,075	–	(1,075)	–
	10,887		–	10,887	(3,119)	(1,075)	6,693
Customer deposits:
Excluding repos	449,361		(2,294)	447,067	(532)	(4,094)	442,441
Repos	–		–	–	–	–	–
	449,361		(2,294)	447,067	(532)	(4,094)	442,441
Trading and other financial liabilities at fair value through profit or loss:
Excluding repos	12,095		–	12,095	–	–	12,095
Repos	55,922		(5,915)	50,007	–	(50,007)	–
	68,017		(5,915)	62,102	–	(50,007)	12,095
Derivative financial instruments	69,963		(36,776)	33,187	(3,387)	(25,559)	4,241

1	After impairment allowance.

2	The amounts set off in the balance sheet as shown above represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.

3	The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respective of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.

The effects of over collateralisation have not been taken into account in the above table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL RISK MANAGEMENT

As a bancassurer, financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; liquidity risk; capital risk; and insurance risk. Information about the Group’s exposure to each of the above risks and capital can be found on pages 40 to 120. The following additional disclosures, which provide quantitative information about the risks within financial instruments held or issued by the Group, should be read in conjunction with that earlier information.

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

At 31 December 2015 the aggregate notional principal of interest rate swaps designated as fair value hedges was £121,063 million (2014: £115,394 million) with a net fair value asset of £848 million (2014: asset of £1,511 million) (note 16). The losses on the hedging instruments were £618 million (2014: losses of £2,866 million). The gains on the hedged items attributable to the hedged risk were £511 million (2014: gains of £2,720 million).

In addition the Group has cash flow hedges which are primarily used to hedge the variability in the cost of funding within the commercial business. Note 16 shows when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2015 was £460,829 million (2014: £518,746 million) with a net fair value liability of £718 million (2014: liability of £930 million) (note 16). In 2015, ineffectiveness recognised in the income statement that arises from cash flow hedges was a gain of £3 million (2014: gain of £56 million).

CURRENCY RISK

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

The Group hedges part of the currency translation risk of the net investment in certain foreign operations using currency borrowings. At 31 December 2015 the aggregate principal of these currency borrowings was £670 million (2014: £587 million). In 2015, an ineffectiveness gain of £5 million before tax and £4 million after tax (2014: ineffectiveness loss of £1 million before and after tax) was recognised in the income statement arising from net investment hedges.

The Group’s main overseas operations are in the Americas and Europe. Details of the Group’s structural foreign currency exposures, after net investment hedges, are as follows:

FUNCTIONAL CURRENCY OF GROUP OPERATIONS

	Euro £m	US Dollar £m	Other non- sterling £m
31 December 2015
Gross exposure	246	447	32
Net investment hedges	(254)	(415)	(1)
Total structural foreign currency exposures, after net investment hedges	(8)	32	31
31 December 2014
Gross exposure	286	392	100
Net investment hedges	(218)	(342)	(27)
Total structural foreign currency exposures, after net investment hedges	68	50	73
F-90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL RISK MANAGEMENT continued

CREDIT RISK

The Group’s credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom. Information about the Group’s exposure to credit risk, credit risk management, measurement and mitigation can be found on pages 56 to 93.

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

	At 31 December 2015			At 31 December 2014
	Maximum exposure £m	Offset[2] £m	Net exposure £m	Maximum exposure £m	Offset[2] £m	Net exposure £m
Loans and receivables:
Loans and advances to banks, net[1]	25,117	–	25,117	26,155	–	26,155
Loans and advances to customers, net[1]	455,175	(7,250)	447,925	482,704	(4,094)	478,610
Debt securities, net[1]	4,191	–	4,191	1,213	–	1,213
	484,483	(7,250)	477,233	510,072	(4,094)	505,978
Available-for-sale financial assets[3]	31,839	–	31,839	55,451	–	55,451
Held-to-maturity investments	19,808	–	19,808	–	–	–
Trading and other financial assets at fair value through profit or loss:[3,4]
Loans and advances	33,174	–	33,174	36,725	–	36,725
Debt securities, treasury and other bills	46,886	–	46,886	53,630	–	53,630
	80,060	–	80,060	90,355	–	90,355
Derivative assets	29,467	(19,466)	10,001	36,128	(21,929)	14,199
Assets arising from reinsurance contracts held	675	–	675	682	–	682
Financial guarantees	7,165	–	7,165	7,161	–	7,161
Off-balance sheet items:
Acceptances and endorsements	52	–	52	59	–	59
Other items serving as direct credit substitutes	458	–	458	330	–	330
Performance bonds and other transaction-related contingencies	2,123	–	2,123	2,293	–	2,293
Irrevocable commitments	63,086	–	63,086	55,029	–	55,029
	65,719	–	65,719	57,711	–	57,711
	719,216	(26,716)	692,500	757,560	(26,023)	731,537

1	Amounts shown net of related impairment allowances.

2	Offset items comprise deposit amounts available for offset and amounts available for offset under master netting arrangements that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

3	Excluding equity shares.

4	Includes assets within the Group’s unit-linked funds for which credit risk is borne by the policyholders and assets within the Group’s With-Profits funds for which credit risk is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back related contract liabilities.

B. CONCENTRATIONS OF EXPOSURE

The Group’s management of concentration risk includes single name, industry sector and country limits as well as controls over the Group’s overall exposure to certain products. Further information on the Group’s management of this risk is included within Credit risk mitigation, Risk management on page 57.

At 31 December 2015 the most significant concentrations of exposure were in mortgages (comprising 68 per cent of total loans and advances to customers) and to financial, business and other services (comprising 9 per cent of the total). For further information on concentrations of the Group’s loans, refer to note 18.

Following the continuing reduction in the Group’s non-UK activities, an analysis of credit risk exposures by geographical region has not been provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL RISK MANAGEMENT continued

C. CREDIT QUALITY OF ASSETS

Loans and receivables

The disclosures in the table below and those on pages F-93 and F-94 are produced under the underlying basis used for the Group’s segmental reporting. The Group believes that, for reporting periods following a significant acquisition such as the acquisition of HBOS in 2009, this underlying basis, which includes the allowance for loan losses at the acquisition date on a gross basis, more fairly reflects the underlying provisioning status of the loans. The remaining acquisition-related fair value adjustments in respect of this lending are therefore identified separately in this table.

The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

Loans and advances

						Loans and
						advances
						designated
	Loans and	Loans and advances to customers				at fair value
	advances	Retail –	Retail –			through
	to banks	mortgages	other	Commercial	Total	profit or loss
	£m	£m	£m	£m	£m	£m
At 31 December 2015
Neither past due nor impaired	25,006	302,063	38,886	100,001	440,950	33,174
Past due but not impaired	111	8,233	393	463	9,089	–
Impaired – no provision required	–	732	690	1,092	2,514	–
– provision held	–	3,269	911	2,896	7,076	–
Gross	25,117	314,297	40,880	104,452	459,629	33,174
Allowance for impairment losses	–	(1,617)	(448)	(2,107)	(4,172)	–
Fair value adjustments	–				(282)	–
Net balance sheet carrying value	25,117				455,175	33,174
At 31 December 2014
Neither past due nor impaired	26,003	320,324	37,886	106,768	464,978	36,725
Past due but not impaired	152	10,311	674	488	11,473	–
Impaired – no provision required	–	578	938	847	2,363	–
– provision held	–	3,766	1,109	7,070	11,945	–
Gross	26,155	334,979	40,607	115,173	490,759	36,725
Allowance for impairment losses	–	(1,702)	(577)	(5,373)	(7,652)	–
Fair value adjustments	–				(403)	–
Net balance sheet carrying value	26,155				482,704	36,725

The criteria that the Group uses to determine that there is objective evidence of an impairment loss are disclosed in note 2(H). Included in loans and receivables are advances which are individually determined to be impaired with a gross amount before impairment allowances of £4,406 million (31 December 2014: £8,522 million).

The table below sets out the reconciliation of the allowance for impairment losses of £3,033 million (2014: £6,414 million) shown in note 21 to the allowance for impairment losses on an underlying basis of £4,172 million (2014: £7,652 million) shown above:

	2015 £m	2014 £m
Allowance for impairment losses on loans and advances to customers	3,033	6,414
HBOS allowance at 16 January 2009[1]	11,147	11,147
HBOS charge covered by fair value adjustments[2]	12,166	12,066
Amounts subsequently written off	(22,623)	(22,426)
	690	787
Foreign exchange and other movements	449	451
Allowance for impairment losses on loans and advances to customers on an underlying basis	4,172	7,652

1	Comprises an allowance held at 31 December 2008 of £10,693 million and a charge for the period from 1 January 2009 to 16 January 2009 of £454 million.

2	This represents the element of the charge on loans and advances to customers in HBOS’s results that was included within the Group’s fair value adjustments in respect of the acquisition of HBOS on 16 January 2009.
F-92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL RISK MANAGEMENT continued

Loans and advances which are neither past due nor impaired

						Loans and
						advances
						designated
	Loans and	Loans and advances to customers				at fair value
	advances	Retail –	Retail –			through
	to banks	mortgages	other	Commercial	Total	profit or loss
	£m	£m	£m	£m	£m	£m
At 31 December 2015
Good quality	24,670	301,403	33,589	63,453		33,156
Satisfactory quality	311	527	4,448	28,899		15
Lower quality	4	27	476	7,210		3
Below standard, but not impaired	21	106	373	439		–
Total loans and advances which are neither past due nor impaired	25,006	302,063	38,886	100,001	440,950	33,174
At 31 December 2014
Good quality	25,654	318,967	30,993	65,106		36,482
Satisfactory quality	263	1,159	5,675	28,800		238
Lower quality	49	72	623	11,204		5
Below standard, but not impaired	37	126	595	1,658		–
Total loans and advances which are neither past due nor impaired	26,003	320,324	37,886	106,768	464,978	36,725

The definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and commercial are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Commercial lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models. Further information about the Group’s internal probabilities of default rating models can be found on page 56.

Loans and advances which are past due but not impaired

						Loans and
						advances
						designated
	Loans and	Loans and advances to customers				at fair value
	advances	Retail –	Retail –			through
	to banks	mortgages	other	Commercial	Total	profit or loss
	£m	£m	£m	£m	£m	£m
At 31 December 2015
0-30 days	111	4,066	276	248	4,590	–
30-60 days	–	1,732	81	100	1,913	–
60-90 days	–	1,065	9	52	1,126	–
90-180 days	–	1,370	8	19	1,397	–
Over 180 days	–	–	19	44	63	–
Total loans and advances which are past due but not impaired	111	8,233	393	463	9,089	–
At 31 December 2014
0-30 days	152	4,854	453	198	5,505	–
30-60 days	–	2,309	110	51	2,470	–
60-90 days	–	1,427	90	139	1,656	–
90-180 days	–	1,721	5	38	1,764	–
Over 180 days	–	–	16	62	78	–
Total loans and advances which are past due but not impaired	152	10,311	674	488	11,473	–

A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL RISK MANAGEMENT continued

Debt securities classified as loans and receivables

An analysis by credit rating of the Group’s debt securities classified as loans and receivables is provided below:

	2015					2014
	Investment grade £m	[1]	Other £m	[2]	Total £m	Investment grade £m	[1]	Other £m	[2]	Total £m
Asset-backed securities:
Mortgage-backed securities	2,528		–		2,528	190		–		190
Other asset-backed securities	1,140		94		1,234	780		205		985
	3,668		94		3,762	970		205		1,175
Corporate and other debt securities	417		109		526	–		164		164
Gross exposure	4,085		203		4,288	970		369		1,339
Allowance for impairment losses					(97)					(126)
Total debt securities classified as loans and receivables					4,191					1,213

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2015: £87 million; 2014: £198 million) and not rated (2015: £116 million; 2014: £171 million).

Available-for-sale financial assets (excluding equity shares)

An analysis of the Group’s available-for-sale financial assets is included in note 22. The credit quality of the Group’s available-for-sale financial assets (excluding equity shares) is set out below:

	2015					2014
	Investment grade £m	[1]	Other £m	[2]	Total £m	Investment grade £m	[1]	Other £m	[2]	Total £m
Debt securities:
Government securities	25,329		–		25,329	47,402		–		47,402
Bank and building society certificates of deposit	186		–		186	298		–		298
Asset-backed securities:
Mortgage-backed securities	197		–		197	674		–		674
Other asset-backed securities	315		4		319	681		4		685
	512		4		516	1,355		4		1,359
Corporate and other debt securities	5,808		–		5,808	5,490		39		5,529
Total debt securities	31,835		4		31,839	54,545		43		54,588
Treasury bills and other bills	–		–		–	863		–		863
Total held as available-for-sale financial assets	31,835		4		31,839	55,408		43		55,451

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2015: £4 million; 2014: £20 million) and not rated (2015: £nil; 2014: £23 million).

Held-to-maturity investments

An analysis of the credit quality of the Group’s held-to-maturity investments at 31 December 2015 is set out below:

	Investment
	grade	[1]	Other	Total
	£m		£m	£m
Government securities	19,808		–	19,808

1	Credit ratings equal to or better than ‘BBB’.

The Group did not carry any held-to-maturity investments at 31 December 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL RISK MANAGEMENT continued

Debt securities, treasury and other bills held at fair value through profit or loss

An analysis of the Group’s trading and other financial assets at fair value through profit or loss is included in note 15. The credit quality of the Group’s debt securities, treasury and other bills held at fair value through profit or loss is set out below:

	2015					2014
	Investment					Investment
	grade	[1]	Other	[2]	Total	grade	[1]	Other	[2]	Total
	£m		£m		£m	£m		£m		£m
Debt securities, treasury and other bills held at fair value through profit or loss
Trading assets:
Government securities	8,269		–		8,269	7,976		–		7,976
Bank and building society certificates of deposit	–		–		–	554		–		554
Asset-backed securities:
Mortgage-backed securities	516		–		516	187		–		187
Other asset-backed securities	85		–		85	117		12		129
	601		–		601	304		12		316
Corporate and other debt securities	582		30		612	1,288		198		1,486
Total debt securities held as trading assets	9,452		30		9,482	10,122		210		10,332
Treasury bills and other bills	–		–		–	1,437		–		1,437
Total held as trading assets	9,452		30		9,482	11,559		210		11,769
Other assets held at fair value through profit or loss:
Government securities	13,848		–		13,848	17,496		1		17,497
Other public sector securities	2,023		16		2,039	2,170		–		2,170
Bank and building society certificates of deposit	135		–		135	–		–		–
Asset-backed securities:
Mortgage-backed securities	801		41		842	845		2		847
Other asset-backed securities	762		–		762	699		22		721
	1,563		41		1,604	1,544		24		1,568
Corporate and other debt securities	17,371		2,333		19,704	18,119		2,485		20,604
Total debt securities held at fair value through profit or loss	34,940		2,390		37,330	39,329		2,510		41,839
Treasury bills and other bills	74		–		74	22		–		22
Total other assets held at fair value through profit or loss	35,014		2,390		37,404	39,351		2,510		41,861
Total held at fair value through profit or loss	44,466		2,420		46,886	50,910		2,720		53,630

[1]	Credit ratings equal to or better than ‘BBB’.

[2]	Other comprises sub-investment grade (2015: £544 million; 2014: £629 million) and not rated (2015: £1,876 million; 2014: £2,091 million).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL RISK MANAGEMENT continued

Derivative assets

An analysis of derivative assets is given in note 16. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the Group’s maximum credit risk relating to derivative assets of £10,001 million (2014: £14,199 million), cash collateral of £3,228 million (2014: £3,651 million) was held and a further £94 million was due from OECD banks (2014: £2,043 million).

	2015					2014
	Investment					Investment
	grade	[1]	Other	[2]	Total	grade	[1]	Other	[2]	Total
	£m		£m		£m	£m		£m		£m
Trading and other	24,764		2,017		26,781	26,574		5,321		31,895
Hedging	2,653		33		2,686	4,185		48		4,233
Total derivative financial instruments	27,417		2,050		29,467	30,759		5,369		36,128

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2015: £1,418 million; 2014: £1,896 million) and not rated (2015: £632 million; 2014: £3,473 million).

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

D. COLLATERAL HELD AS SECURITY FOR FINANCIAL ASSETS

A general description of collateral held as security in respect of financial instruments is provided on page 58. The Group holds collateral against loans and receivables and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for trading and other financial assets at fair value through profit or loss and for derivative assets is also shown below.

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

Loans and advances to banks

There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £963 million (2014: £1,899 million), against which the Group held collateral with a fair value of £1,009 million (2014: £1,886 million).

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

	2015				2014
	Neither				Neither
	past due	Past due but			past due	Past due but
	nor impaired	not impaired	Impaired	Gross	nor impaired	not impaired	Impaired	Gross
	£m	£m	£m	£m	£m	£m	£m	£m
Less than 70 per cent	211,631	4,907	1,965	218,503	202,789	4,895	1,601	209,285
70 per cent to 80 per cent	45,764	1,350	671	47,785	58,837	1,998	726	61,561
80 per cent to 90 per cent	27,529	935	528	28,992	32,771	1,526	702	34,999
90 per cent to 100 per cent	10,908	610	247	11,765	15,858	1,005	486	17,349
Greater than 100 per cent	6,231	431	590	7,252	10,069	887	829	11,785
Total	302,063	8,233	4,001	314,297	320,324	10,311	4,344	334,979
F-96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL RISK MANAGEMENT continued

Other

The majority of non-mortgage retail lending is unsecured. At 31 December 2015, impaired non-mortgage lending amounted to £1,153 million, net of an impairment allowance of £448 million (2014: £1,470 million, net of an impairment allowance of £577 million). The fair value of the collateral held in respect of this lending was £107 million (2014: £110 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation and the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

Unimpaired non-mortgage retail lending amounted to £39,279 million (2014: £38,560 million). Lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.

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

COMMERCIAL LENDING

Reverse repurchase transactions

At 31 December 2014 there were reverse repurchase agreements which were accounted for as collateralised loans with a carrying value of £5,148 million, against which the Group held collateral with a fair value of £5,155 million, all of which the Group was able to repledge. Included in these amounts were collateral balances in the form of cash provided in respect of reverse repurchase agreements amounting to £35 million. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

There were no such transactions in 2015.

Impaired secured lending

The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.

At 31 December 2015, impaired secured commercial lending amounted to £1,245 million, net of an impairment allowance of £577 million (2014: £2,539 million, net of an impairment allowance of £3,799 million). The fair value of the collateral held in respect of impaired secured commercial lending was £1,367 million (2014: £2,517 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

Impaired secured commercial lending and associated collateral relates to lending to property companies and to customers in the financial, business and other services; transport, distribution and hotels; and construction industries.

Unimpaired secured lending

Unimpaired secured commercial lending amounted to £51,298 million (2014: £57,647 million).

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

TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (EXCLUDING EQUITY SHARES)

Included in trading and other financial assets at fair value through profit or loss are reverse repurchase agreements treated as collateralised loans with a carrying value of £33,174 million (2014: £36,725 million). Collateral is held with a fair value of £36,493 million (2014: £42,858 million), all of which the Group is able to repledge. At 31 December 2015, £15,438 million had been repledged (2014: £10,319 million).

In addition, securities held as collateral in the form of stock borrowed amounted to £58,621 million (2014: £33,721 million). Of this amount, £29,859 million (2014: £32,686 million) had been resold or repledged as collateral for the Group’s own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

DERIVATIVE ASSETS, AFTER OFFSETTING OF AMOUNTS UNDER MASTER NETTING ARRANGEMENTS

The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £10,001 million (2014: £14,199 million), cash collateral of £3,228 million (2014: £3,651 million) was held.

IRREVOCABLE LOAN COMMITMENTS AND OTHER CREDIT-RELATED CONTINGENCIES

At 31 December 2015, the Group held irrevocable loan commitments and other credit-related contingencies of £65,719 million (2014: £57,711 million). Collateral is held as security, in the event that lending is drawn down, on £9,551 million (2014: £8,673 million) of these balances.

COLLATERAL REPOSSESSED

During the year, £203 million of collateral was repossessed (2014: £828 million), consisting primarily of residential property.

In respect of retail portfolios, the Group does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL RISK MANAGEMENT continued

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

REPURCHASE TRANSACTIONS

Deposits from banks

Included in deposits from banks are deposits held as collateral for facilities granted, with a carrying value of £7,061 million (2014: £1,075 million) and a fair value of £6,707 million (2014: £1,075 million).

Customer deposits

Customer deposits included no deposits held as collateral for facilities granted (2014: £nil). Collateral balances in the form of cash provided in respect of repurchase agreements amounted to £5 million (2014: £6 million).

Trading and other financial liabilities at fair value through profit or loss

The fair value of collateral pledged in respect of repurchase transactions, accounted for as secured borrowing, where the secured party is permitted by contract or custom to repledge was £44,655 million (2014: £56,696 million).

SECURITIES LENDING TRANSACTIONS

The following on balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2015	2014
	£m	£m
Trading and other financial assets at fair value through profit or loss	6,478	9,955
Loans and advances to customers	1,491	1,393
Debt securities classified as loans and receivables	–	88
Available-for-sale financial assets	4,247	8,363
	12,216	19,799

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL RISK MANAGEMENT continued

The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining contractual period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category. Certain balances, included in the table below on the basis of their residual maturity, are repayable on demand upon payment of a penalty.

MATURITIES OF ASSETS AND LIABILITIES

	Up to	1-3	3-6	6-9	9-12	1-2	2-5	Over 5
	1 month	months	months	months	months	years	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2015
Assets
Cash and balances at central banks	58,411	2	4	–	–	–	–	–	58,417
Trading and other financial assets at fair value through profit or loss	25,696	12,877	6,526	3,008	680	1,495	6,411	83,843	140,536
Derivative financial instruments	1,226	1,257	841	585	607	1,480	3,889	19,582	29,467
Loans and advances to banks	9,802	4,676	4,157	915	1,095	1,784	2,076	612	25,117
Loans and advances to customers	19,392	6,351	11,864	8,318	11,426	28,061	68,685	301,078	455,175
Debt securities held as loans and receivables	9	–	–	1	98	208	28	3,847	4,191
Available-for-sale financial assets	109	269	56	535	120	1,000	7,178	23,765	33,032
Held-to-maturity investments	–	–	–	–	–	297	3,357	16,154	19,808
Other assets	4,620	1,068	884	1,589	1,421	2,204	9,561	19,598	40,945
Total assets	119,265	26,500	24,332	14,951	15,447	36,529	101,185	468,479	806,688
Liabilities
Deposits from banks	6,586	1,076	5,958	42	132	22	2,543	566	16,925
Customer deposits	340,445	20,365	13,758	10,584	9,277	15,927	6,742	1,228	418,326
Derivative financial instruments, trading and other financial liabilities at fair value through profit or loss	24,326	14,191	5,070	1,625	806	4,020	5,135	22,991	78,164
Debt securities in issue	5,822	7,273	5,556	4,757	1,661	11,697	21,984	23,306	82,056
Liabilities arising from insurance and investment contracts	1,580	1,558	2,279	2,066	2,269	7,817	20,674	64,828	103,071
Other liabilities	4,240	2,800	449	2,326	1,906	634	5,079	20,420	37,854
Subordinated liabilities	269	307	329	466	2,083	648	9,321	9,889	23,312
Total liabilities	383,268	47,570	33,399	21,866	18,134	40,765	71,478	143,228	759,708
At 31 December 2014
Assets
Cash and balances at central banks	50,476	1	13	2	–	–	–	–	50,492
Trading and other financial assets at fair value through profit or loss	31,766	10,523	6,818	2,982	1,526	1,880	5,976	90,460	151,931
Derivative financial instruments	1,460	1,562	1,096	867	562	2,326	4,627	23,628	36,128
Loans and advances to banks	10,709	4,926	3,107	1,274	1,170	1,107	2,579	1,283	26,155
Loans and advances to customers	20,072	11,026	10,860	10,216	11,332	27,292	80,257	311,649	482,704
Debt securities held as loans and receivables	–	–	–	–	–	32	4	1,177	1,213
Available-for-sale financial assets	963	1,533	724	28	203	939	6,085	46,018	56,493
Other assets	4,684	1,284	1,347	1,933	1,393	4,801	9,490	24,848	49,780
Total assets	120,130	30,855	23,965	17,302	16,186	38,377	109,018	499,063	854,896
Liabilities
Deposits from banks	4,270	1,711	603	530	176	93	2,840	664	10,887
Customer deposits	364,040	13,852	14,051	12,706	11,517	20,845	9,528	528	447,067
Derivative financial instruments, trading and other financial liabilities at fair value through profit or loss	34,690	14,446	5,078	3,708	846	3,867	6,461	26,193	95,289
Debt securities in issue	8,862	5,678	2,850	5,024	3,409	7,257	17,330	25,823	76,233
Liabilities arising from insurance and investment contracts	1,436	1,693	2,434	2,286	2,303	8,232	20,969	74,813	114,166
Other liabilities	4,689	4,473	313	1,788	2,425	518	2,829	18,274	35,309
Subordinated liabilities	74	1,241	1,331	10	192	3,174	5,428	14,592	26,042
Total liabilities	418,061	43,094	26,660	26,052	20,868	43,986	65,385	160,887	804,993

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL RISK MANAGEMENT continued

The table below analyses financial instrument liabilities of the Group, excluding those arising from insurance and participating investment contracts, on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to	1-3	3-12	1-5	Over 5
	1 month	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2015
Deposits from banks	6,673	1,143	6,156	2,785	400	17,157
Customer deposits	339,387	21,234	34,012	23,932	312	418,877
Trading and other financial liabilities at fair value through profit or loss	15,055	15,465	5,365	5,897	10,662	52,444
Debt securities in issue	7,526	9,131	18,467	34,515	24,540	94,179
Liabilities arising from non-participating investment contracts	22,777	–	–	–	–	22,777
Subordinated liabilities	522	366	4,132	13,238	20,476	38,734
Total non-derivative financial liabilities	391,940	47,339	68,132	80,367	56,390	644,168
Derivative financial liabilities:
Gross settled derivatives – outflows	31,932	28,059	27,510	29,962	28,508	145,971
Gross settled derivatives – inflows	(30,432)	(26,967)	(26,337)	(27,883)	(26,521)	(138,140)
Gross settled derivatives – net flows	1,500	1,092	1,173	2,079	1,987	7,831
Net settled derivatives liabilities	16,600	115	321	953	2,587	20,576
Total derivative financial liabilities	18,100	1,207	1,494	3,032	4,574	28,407
At 31 December 2014
Deposits from banks	4,288	1,734	1,427	2,895	954	11,298
Customer deposits	365,261	13,672	38,520	31,614	578	449,645
Trading and other financial liabilities at fair value through profit or loss	32,209	15,145	1,316	3,658	7,508	59,836
Debt securities in issue	11,070	6,163	15,186	34,028	31,116	97,563
Liabilities arising from non-participating investment contracts	17,136	–	–	–	–	17,136
Subordinated liabilities	757	1,433	2,842	12,908	19,784	37,724
Total non-derivative financial liabilities	430,721	38,147	59,291	85,103	59,940	673,202
Derivative financial liabilities:
Gross settled derivatives – outflows	39,616	32,166	34,932	42,416	41,128	190,258
Gross settled derivatives – inflows	(37,928)	(30,408)	(32,999)	(39,883)	(35,858)	(177,076)
Gross settled derivatives – net flows	1,688	1,758	1,933	2,533	5,270	13,182
Net settled derivatives liabilities	21,959	114	341	1,150	3,650	27,214
Total derivative financial liabilities	23,647	1,872	2,274	3,683	8,920	40,396

The Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The majority of the Group’s financial guarantee contracts are callable on demand, were the guaranteed party to fail to meet its obligations. It is, however, expected that most guarantees will expire unused. The contractual nominal amounts of these guarantees totalled £7,165 million at 31 December 2015 (2014: £7,161 million) with £4,014 million expiring within one year; £942 million between one and three years; £1,182 million between three and five years; and £1,027 million over five years (2014: £4,133 million expiring within one year; £1,823 million between one and three years; £674 million between three and five years; and £531 million over five years).

The majority of the Group’s non-participating investment contract liabilities are unit-linked. These unit-linked products are invested in accordance with unit fund mandates. Clauses are included in policyholder contracts to permit the deferral of sales, where necessary, so that linked assets can be realised without being a forced seller.

The principal amount for undated subordinated liabilities with no redemption option is included within the over five years column; interest of approximately £39 million (2014: £80 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: FINANCIAL RISK MANAGEMENT continued

Further information on the Group’s liquidity exposures is provided on pages 103 to 107.

Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to	1-3	3-12	1-5	Over 5
	1 month	months	months	years	years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2015	1,477	1,081	4,745	10,444	62,547	80,294
At 31 December 2014	1,036	1,276	5,100	20,916	58,590	86,918

For insurance and participating investment contracts which are neither unit-linked nor in the Group’s with-profit funds, in particular annuity liabilities, the aim is to invest in assets such that the cash flows on investments match those on the projected future liabilities.

The following tables set out the amounts and residual maturities of the Group’s off balance sheet contingent liabilities and commitments.

	Up to	1-3	3-6	6-9	9-12	1-3	3-5	Over 5
	1 month	months	months	months	months	years	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2015
Acceptances and endorsements	16	34	–	–	–	1	1	–	52
Other contingent liabilities	331	441	433	116	142	365	107	646	2,581
Total contingent liabilities	347	475	433	116	142	366	108	646	2,633
Lending commitments	46,443	1,989	4,444	3,276	11,575	18,803	19,234	6,731	112,495
Other commitments	–	–	2	31	5	4	83	296	421
Total commitments	46,443	1,989	4,446	3,307	11,580	18,807	19,317	7,027	112,916
Total contingents and commitments	46,790	2,464	4,879	3,423	11,722	19,173	19,425	7,673	115,549
	Up to	1-3	3-6	6-9	9-12	1-3	3-5	Over 5
	1 month	months	months	months	months	years	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2014
Acceptances and endorsements	51	6	1	–	–	–	–	1	59
Other contingent liabilities	432	415	217	80	162	504	130	683	2,623
Total contingent liabilities	483	421	218	80	162	504	130	684	2,682
Lending commitments	49,773	2,576	4,738	3,397	12,209	13,750	15,733	5,103	107,279
Other commitments	38	32	–	31	–	162	–	–	263
Total commitments	49,811	2,608	4,738	3,428	12,209	13,912	15,733	5,103	107,542
Total contingents and commitments	50,294	3,029	4,956	3,508	12,371	14,416	15,863	5,787	110,224

NOTE 54: CONSOLIDATED CASH FLOW STATEMENT

(A) CHANGE IN OPERATING ASSETS

	2015	2014	2013
	£m	£m	£m
Change in loans and receivables	6,081	12,852	29,909
Change in derivative financial instruments, trading and other financial assets at fair value through profit or loss	20,689	(11,767)	(5,078)
Change in other operating assets	7,930	(1,957)	(4,448)
Change in operating assets	34,700	(872)	20,383

(B) CHANGE IN OPERATING LIABILITIES

	2015	2014	2013
	£m	£m	£m
Change in deposits from banks	6,107	(3,029)	(25,529)
Change in customer deposits	(4,252)	7,745	15,599
Change in debt securities in issue	5,657	(11,089)	(29,032)
Change in derivative financial instruments, trading and other liabilities at fair value through profit or loss	(16,924)	24,020	(8,376)
Change in investment contract liabilities	(3,922)	(342)	3,171
Change in other operating liabilities	1,349	(5,313)	(3,520)
Change in operating liabilities	(11,985)	11,992	(47,687)
F-101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: CONSOLIDATED CASH FLOW STATEMENT continued

(C) NON-CASH AND OTHER ITEMS

	2015	2014	2013
	£m	£m	£m
Depreciation and amortisation	2,112	1,935	1,940
Revaluation of investment properties	(416)	(513)	(156)
Provision for impairment of disposal groups	–	–	382
Allowance for loan losses	441	737	2,726
Write-off of allowance for loan losses	(3,467)	(5,761)	(5,858)
Impairment of available-for-sale financial assets	4	2	15
Change in insurance contract liabilities	(2,856)	4,070	5,300
Payment protection insurance provision	4,000	2,200	3,050
Other regulatory provisions	837	925	405
Other provision movements	337	222	153
Net charge (credit) in respect of defined benefit schemes	315	(478)	503
Impact of consolidation and deconsolidation of OEICs[1]	(5,978)	(5,277)	6,303
Unwind of discount on impairment allowances	(56)	(126)	(351)
Foreign exchange impact on balance sheet[2]	507	770	89
Liability management losses (gains) within other income[3]	–	–	80
Loss on ECN exchange transaction	–	1,336	–
Interest expense on subordinated liabilities	1,970	2,374	2,956
Loss (profit) on disposal of businesses	46	(208)	(362)
Net gain on sale of available-for-sale financial assets	(51)	(131)	(629)
Hedging valuation adjustments on subordinated debt	(162)	559	(1,083)
Value of employee services	279	340	434
Issue of shares (non-cash)	–	–	160
Transactions in own shares	(816)	(286)	(480)
Accretion of discounts and amortisation of premiums and issue costs	339	122	286
Share of post-tax results of associates and joint ventures	3	(32)	(43)
Transfers to income statement from reserves	(956)	(1,153)	(550)
Profit on disposal of tangible fixed assets	(51)	(44)	(43)
Other non-cash items	(11)	(8)	(26)
Total non-cash items	(3,630)	1,575	15,201
Contributions to defined benefit schemes	(433)	(538)	(811)
Payments in respect of payment protection insurance provision	(3,091)	(2,458)	(2,674)
Payments in respect of other regulatory provisions	(661)	(1,104)	(360)
Other	7	29	26
Total other items	(4,178)	(4,071)	(3,819)
Non-cash and other items	(7,808)	(2,496)	11,382

1	These OEICs (Open-ended investment companies) are mutual funds which are consolidated if the Group manages the funds and also has a sufficient beneficial interest. The population of OEICs to be consolidated varies at each reporting date as external investors acquire and divest holdings in the various funds. The consolidation of these funds is effected by the inclusion of the fund investments and a matching liability to the unitholders; and changes in funds consolidated represent a non-cash movement on the balance sheet.

2	When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.

3	A number of capital transactions entered into by the Group involved the exchange of existing securities for new issues and as a result there was no related cash flow.
F-102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: CONSOLIDATED CASH FLOW STATEMENT continued

(D) ANALYSIS OF CASH AND CASH EQUIVALENTS AS SHOWN IN THE BALANCE SHEET

	2015	2014	2013
	£m	£m	£m

Cash and balances at central banks	58,417	50,492	49,915
Less: mandatory reserve deposits[1]	(941)	(980)	(937)
	57,476	49,512	48,978
Loans and advances to banks	25,117	26,155	25,365
Less: amounts with a maturity of three months or more	(10,640)	(10,520)	(7,546)
	14,477	15,635	17,819
Total cash and cash equivalents	71,953	65,147	66,797

1	Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

Included within cash and cash equivalents at 31 December 2015 is £13,545 million (2014: £12,855 million; 2013: £14,058 million) held within the Group’s life funds, which is not immediately available for use in the business.

(E) DISPOSAL AND CLOSURE OF GROUP UNDERTAKINGS AND BUSINESSES

	2015	2014	2013
	£m	£m	£m
Trading and other assets at fair value through profit or loss	3,420	11	35,159
Loans and advances to customers	21,333	256	2,612
Loans and advances to banks	5,539	55	1,701
Available-for-sale financial assets	654	–	–
Investment property	–	–	582
Value of in-force business	60	–	831
Other intangible assets	–	–	251
Property, plant and equipment	150	–	67
	31,156	322	41,203

Customer deposits	(24,613)	(266)	(1,923)
Debt securities in issue	(9)	–	(264)
Liabilities arising from insurance contracts and participating investment contracts	(3,828)	–	(451)
Liabilities arising from non-participating investment contracts	(549)	–	(29,953)
Non-controlling interests	(825)	–	(357)
Other net assets (liabilities)	(314)	802	(6,160)
	(30,138)	536	(39,108)

Net assets	1,018	858	2,095

Non-cash consideration received	–	(518)	(59)
(Loss) profit on sale	(46)	208	362
Cash consideration received on losing control of group undertakings and businesses	972	548	2,398
Cash and cash equivalents disposed	(5,043)	(5)	(1,702)
Net cash inflow (outflow)	(4,071)	543	696
F-103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: DISPOSAL OF INTEREST IN TSB BANKING GROUP PLC

On 20 March 2015 the Group announced that it had agreed to sell a 9.99 per cent interest in TSB Banking Group plc (TSB) to Banco de Sabadell S.A. (Banco Sabadell) and that it had entered into an irrevocable undertaking to accept Banco Sabadell’s recommended cash offer in respect of its remaining 40.01 per cent interest in TSB. The offer by Banco Sabadell was conditional upon, amongst other things, regulatory approval.

The sale of the 9.99 per cent interest completed on 24 March 2015, reducing the Group’s holding in TSB to 40.01 per cent; this sale led to a loss of control and the deconsolidation of TSB. The Group’s residual investment in 40.01 per cent of TSB was then recorded at fair value, as an asset held for sale. The Group recognised a loss of £660 million reflecting the net costs of the Transitional Service Agreement between Lloyds and TSB, the contribution to be provided by Lloyds to TSB in moving to alternative IT provision and the net result on sale of the 9.99 per cent interest and fair valuation of the residual investment.

The Group announced on 30 June 2015 that all relevant regulatory clearances for the sale of its remaining 40.01 per cent holding in TSB had been received and that the sale was therefore unconditional in all respects; the proceeds were received on 10 July 2015.

At 31 December 2015, the Group held a £2,349 million interest in Cape Funding No.1 PLC, a securitisation funding vehicle set up by TSB.

NOTE 56: EVENTS SINCE THE BALANCE SHEET DATE

In 2015, the Group participated in the UK-wide concurrent stress testing run by the Bank of England; the Enhanced Capital Notes (ECNs) in issue were not taken into account for the purposes of core capital in the PRA stress tests and the Group has determined that a Capital Disqualification Event (CDE), as defined in the conditions of the ECNs, has occurred. This determination was confirmed by a unanimous decision by the Court of Appeal on 10 December 2015 and on 29 January 2016 the Group announced the redemption of certain series of ECNs using the Regulatory Call Right. The Group also launched tender offers for the remaining series of ECNs on 29 January 2016 and has announced that, subsequent to completion of such offers, it will redeem those ECNs not validly tendered using the Regulatory Call Right. The offers and redemptions will be completed before the end of the first quarter, resulting in a net loss to the Group currently estimated to be approximately £700 million, principally comprising the write-off of the embedded equity conversion feature and premiums paid under the terms of the transaction.

The trustee of the ECNs has been granted leave by the Supreme Court to appeal the Court of Appeal decision. In the event that the Supreme Court were to determine that a CDE had not occurred, the Group would compensate fairly the holders of the ECNs whose securities are redeemed using the Regulatory Call Right for losses suffered as a result of early redemption.

NOTE 57: FUTURE ACCOUNTING DEVELOPMENTS

The following pronouncements are not applicable for the year ending 31 December 2015 and have not been applied in preparing these financial statements. Save as disclosed below, the full impact of these accounting changes is being assessed by the Group.

IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 requires financial assets to be classified into one of three measurement categories, fair value through profit or loss, fair value through other comprehensive income and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments. These changes are not expected to have a significant impact on the Group.

IFRS 9 also replaces the existing ‘incurred loss’ impairment approach with an expected credit loss approach, resulting in earlier recognition of credit losses. The IFRS 9 impairment model has three stages. Entities are required to recognise a 12 month expected loss allowance on initial recognition (stage 1) and a lifetime expected loss allowance when there has been a significant increase in credit risk (stage 2). The assessment of whether a significant increase in credit risk has occurred is a key aspect of the IFRS 9 methodology and involves quantitative measures, such as forward looking probabilities of default, and qualitative factors and therefore requires considerable management judgement. Stage 3 requires objective evidence of impairment which is similar to the guidance on incurred losses in IAS 39. IFRS 9 requires the use of more forward looking information including reasonable and supportable forecasts of future economic conditions. The need to consider multiple economic scenarios and how they could impact the loss allowance is a very subjective feature of the IFRS 9 impairment model. Loan commitments and financial guarantees not measured at fair value through profit or loss are also in scope.

These changes may result in a material increase in the Group’s balance sheet provisions for credit losses although the extent of any increase will depend upon, amongst other things, the composition of the Group’s lending portfolios and forecast economic conditions at the date of implementation. The requirement to transfer assets between stages and to incorporate forward looking data into the expected credit loss calculation, including multiple economic scenarios, is likely to result in impairment charges being more volatile when compared to the current IAS 39 impairment model.

The IFRS 9 expected credit loss model differs from the regulatory models in a number of ways, for example stage 2 assets under IFRS 9 carry a lifetime expected loss amount whereas regulatory models generate 12 month expected losses for non defaulted loans. In addition, different assets are in scope of each reporting base and therefore the size of the regulatory expected losses should not be taken as a proxy to the size of the loss allowance under IFRS 9.

In 2015, the Basel Committee on Banking Supervision published finalised guidance on credit risk and accounting for expected credit losses. The paper sets out supervisory guidance on how expected credit loss accounting models should interact with a bank’s credit risk practices. The existing impairment processes, controls and governance will be reviewed and changed where necessary to reflect the increased demands of an expected credit loss impairment model.

The hedge accounting requirements of IFRS 9 are more closely aligned with risk management practices and follow a more principle-based approach than IAS 39. The accounting policy choice to continue with IAS 39 hedge accounting is still being considered by the Group.

The Group has an established IFRS 9 programme to ensure a high quality implementation in compliance with the standard and regulatory guidance. The programme involves Finance and Risk functions across the Group with Divisional and Group steering committees providing oversight. The key responsibilities of the programme include defining IFRS 9 methodology and accounting policy, identifying data and system requirements, and establishing an appropriate operating model and governance framework. The impairment workstreams have developed methodologies for many of the IFRS 9 requirements, although additional validation of these decisions will be on-going to reflect the uncertainty around regulatory and audit expectations. Some risk model build has started and detailed plans, including resource needs, are in place. We expect the majority of model build to be completed in 2016 to allow robust testing and the development of management information to take place in 2017.

F-104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: FUTURE ACCOUNTING DEVELOPMENTS continued

IFRS 9 is effective for annual periods beginning on or after 1 January 2018.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces IAS 18 Revenue and IAS 11 Construction Contracts. Financial instruments, leases and insurance contracts are out of scope and so this standard is not expected to have a significant impact on the Group.

IFRS 15 is effective for annual periods beginning on or after 1 January 2018.

IFRS 16 Leases

On 13 January 2016 the IASB issued IFRS 16 to replace IAS 17 Leases. IFRS 16 requires lessees to recognise a right of use asset and a liability for future payments arising from a lease contract. Lessor accounting requirements remain aligned to the current approach under IAS 17.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019.

Amendments to IAS 7 Statement of Cash Flows and IAS 12 Income Taxes

In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows which require additional disclosure about an entity’s financing activities and IAS 12 Income Taxes which clarify when a deferred tax asset should be recognised for unrealised losses. These revised requirements, which are effective for annual periods beginning on or after 1 January 2017, are not expected to have a significant impact on the Group.

F-105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: PARENT COMPANY DISCLOSURES

A COMPANY INCOME STATEMENT

	2015 £ million	2014 £ million	2013 £ million
Net interest income	276	255	166
Other income	983	283	(1,009)
Total income	1,259	538	(843)
Operating expenses	(290)	(265)	(248)
Profit (loss) on ordinary activities before tax	969	273	(1,091)
Taxation	(72)	106	245
Profit (loss) for the year	897	379	(846)

B COMPANY BALANCE SHEET

	2015 £ million	2014 £ million
Assets
Non-current assets:
Investment in subsidiaries	40,785	41,102
Loans to subsidiaries	13,963	13,848
Deferred tax assets	51	19
	54,799	54,969
Current assets:
Derivative financial instruments	590	752
Other assets	909	791
Amounts due from subsidiaries	67	67
Cash and cash equivalents	24	195
Current tax recoverable	32	–
	1,622	1,805
Total assets	56,421	56,774
Equity and liabilities
Capital and reserves:
Share capital	7,146	7,146
Share premium account	17,412	17,281
Merger reserve	7,633	7,764
Capital redemption reserve	4,115	4,115
Retained profits	785	1,720
Shareholders’ equity	37,091	38,026
Other equity instruments	5,355	5,355
Total equity	42,446	43,381
Non-current liabilities:
Debt securities in issue	–	561
Subordinated liabilities	3,065	1,688
	3,065	2,249
Current liabilities:
Current tax liabilities	–	107
Other liabilities	10,910	11,037
	10,910	11,144
Total liabilities	13,975	13,393
Total equity and liabilities	56,421	56,774
F-106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: PARENT COMPANY DISCLOSURES continued

C COMPANY STATEMENT OF CHANGES IN EQUITY

	Share capital and premium £ million	Merger reserve £ million	Capital redemption reserve £ million	Retained profits £ million [1]	Total shareholders’ equity £ million	Other equity investments £ million	Total equity £ million
Balance at 1 January 2013	23,914	7,764	4,115	2,017	37,810	–	37,810
Total comprehensive income[1]	–	–	–	(846)	(846)	–	(846)
Issue of ordinary shares	510	–	–	–	510	–	510
Movement in treasury shares	–	–	–	(165)	(165)	–	(165)
Value of employee services:
Share option schemes	–	–	–	116	116	–	116
Other employee award schemes	–	–	–	292	292	–	292
Balance at 31 December 2013	24,424	7,764	4,115	1,414	37,717	–	37,717
Total comprehensive income[1]	–	–	–	379	379	–	379
Distributions on other equity instruments, net of tax	–	–	–	(225)	(225)	–	(225)
Issue of ordinary shares	3	–	–	–	3	–	3
Issue of other equity instruments	–	–	–	(21)	(21)	5,355	5,334
Movement in treasury shares	–	–	–	(182)	(182)	–	(182)
Value of employee services:
Share option schemes, net of tax	–	–	–	122	122	–	122
Other employee award schemes	–	–	–	233	233	–	233
Balance at 31 December 2014	24,427	7,764	4,115	1,720	38,026	5,355	43,381
Total comprehensive income[1]	–	–	–	897	897	–	897
Dividends paid	–	–	–	(1,070)	(1,070)	–	(1,070)
Distributions on other equity instruments, net of tax	–	–	–	(314)	(314)	–	(314)
Redemption of preference shares	131	(131)	–	–	–	–	–
Movement in treasury shares	–	–	–	(753)	(753)	–	(753)
Value of employee services:
Share option schemes	–	–	–	133	133	–	133
Other employee award schemes	–	–	–	172	172	–	172
Balance at 31 December 2015	24,558	7,633	4,115	785	37,091	5,355	42,446

1Total comprehensive income comprises only the profit (loss) for the year.

F-107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: PARENT COMPANY DISCLOSURES continued

D COMPANY CASH FLOW STATEMENT

	2015 £ million	2014 £ million	2013 £ million
Profit (loss) before tax	969	273	(1,090)
Fair value and exchange adjustments and other non-cash items	(594)	1,118	137
Change in other assets	(566)	558	124
Change in other liabilities and other items	(127)	(4,242)	4,699
Dividends received	(1,080)	(720)	–
Tax received (paid)	(142)	301	(35)
Net cash provided by (used in) operating activities	(1,540)	(2,712)	3,835
Cash flows from investing activities
Return of capital contribution	600	198	–
Dividends received	1,080	720	–
Amounts advanced to subsidiaries	(1,157)	(7,892)	(3,082)
Redemption of loans to subsidiaries	1,155	4,420	197
Net cash used in investing activities	1,678	(2,554)	(2,885)
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,070)	–	–
Distributions on other equity instruments	(394)	(287)	–
Issue of other equity instruments	–	5,329	–
Issue of subordinated liabilities	1,436	629	–
Interest paid on subordinated liabilities	(129)	(128)	(253)
Repayment of subordinated liabilities	(152)	(596)	(2,767)
Proceeds from issue of ordinary shares	–	3	350
Net cash provided by financing activities	(309)	4,950	(2,670)
Change in cash and cash equivalents	(171)	(316)	(1,720)
Cash and cash equivalents at beginning of year	195	511	2,231
Cash and cash equivalents at end of year	24	195	511

E INTERESTS IN SUBSIDIARIES

The principal subsidiaries, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds Banking Group plc, are:

	Country of registration/ Incorporation	Percentage of equity share capital and voting rights held	Nature of business
Lloyds Bank plc	England	100%	Banking and financial services
Scottish Widows Limited	Scotland	100%[1]	Life assurance
HBOS plc	Scotland	100%[1]	Holding company
Bank of Scotland plc	Scotland	100%[1]	Banking and financial services

1 Indirect interest.

The principal area of operation for each of the above subsidiaries is the United Kingdom.

F-108

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

Under IAS 27, the Company and Lloyds Bank account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the results of the Company and Lloyds Bank in the information below by £(431) million and £(10,248) million, respectively, for the year ended 31 December 2015; by £1,033 million and £(545) million, respectively, for the year ended 31 December 2014; and by £8 million and £(2,976) million, respectively, for the year ended 31 December 2013. The net assets of the Company and Lloyds Bank in the information below would also be increased/(decreased) by £4,143 million and £(7,366) million, respectively, at 31 December 2015; and by £5,309 million and £3,447 million, respectively, at 31 December 2014.

INCOME STATEMENTS

For the year ended 31 December 2015	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	276	4,170	7,129	(257)	11,318
Other income	983	16,057	10,035	(15,243)	11,832
Total income	1,259	20,227	17,164	(15,500)	23,150
Insurance claims	–	–	(5,729)	–	(5,729)
Total income, net of insurance claims	1,259	20,227	11,435	(15,500)	17,421
Operating expenses	(290)	(8,994)	(6,948)	845	(15,387)
Trading surplus (deficit)	969	11,233	4,487	(14,655)	2,034
Impairment	–	(265)	(222)	97	(390)
(Loss) profit before tax	969	10,968	4,265	(14,558)	1,644
Taxation	(72)	(57)	(803)	244	(688)
(Loss) profit for the year	897	10,911	3,462	(14,314)	956

For the year ended 31 December 2014	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	255	3,800	7,158	(553)	10,660
Other income	283	7,180	20,039	(8,270)	19,232
Total income	538	10,980	27,197	(8,823)	29,892
Insurance claims	–	–	(13,493)	–	(13,493)
Total income, net of insurance claims	538	10,980	13,704	(8,823)	16,399
Operating expenses	(265)	(7,927)	(6,602)	909	(13,885)
Trading (deficit) surplus	273	3,053	7,102	(7,914)	2,514
Impairment	–	(585)	(777)	610	(752)
Profit (loss) before tax	273	2,468	6,325	(7,304)	1,762
Taxation	106	(143)	(716)	490	(263)
Profit (loss) for the year	379	2,325	5,609	(6,814)	1,499
F-109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2013	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	166	2,398	5,525	(751)	7,338
Other income	(1,009)	9,425	29,711	(7,480)	30,647
Total income	(843)	11,823	35,236	(8,231)	37,985
Insurance claims	–	–	(19,507)	–	(19,507)
Total income, net of insurance claims	(843)	11,823	15,729	(8,231)	18,478
Operating expenses	(248)	(8,907)	(6,870)	703	(15,322)
Trading surplus (deficit)	(1,091)	2,916	8,859	(7,528)	3,156
Impairment	–	(649)	(2,636)	544	(2,741)
(Loss) profit before tax	(1,091)	2,267	6,223	(6,984)	415
Taxation	245	307	(1,697)	(72)	(1,217)
(Loss) profit for the year	(846)	2,574	4,526	(7,056)	(802)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended 31 December 2015	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Profit (loss) for the year	897	10,911	3,462	(14,314)	956
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	31	(305)	–	(274)
Taxation	–	(1)	60	–	59
	–	30	(245)	–	(215)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	–	(300)	(27)	9	(318)
Income statement transfers in respect of disposals	–	(14)	(37)	–	(51)
Income statement transfers in respect of impairment	–	1	38	(35)	4
Taxation	–	(17)	2	9	(6)
	–	(330)	(24)	(17)	(371)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	294	183	60	537
Net income statement transfers	–	(421)	(557)	22	(956)
Taxation	–	(76)	59	24	7
	–	(203)	(315)	106	(412)
Currency translation differences (tax: nil)	–	(13)	52	(81)	(42)
Other comprehensive income for the year, net of tax	–	(516)	(532)	8	(1,040)
Total comprehensive income for the year	897	10,395	2,930	(14,306)	(84)
Total comprehensive income attributable to ordinary shareholders	503	10,395	2,834	(14,306)	(574)
Total comprehensive income attributable to other equity holders	394	–	–	–	394
Total comprehensive income attributable to equity holders	897	10,395	2,834	(14,306)	(180)
Total comprehensive income attributable to non-controlling interests	–	–	96	–	96
Total comprehensive income for the year	897	10,395	2,930	(14,306)	(84)
F-110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2014	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Profit (loss) for the year	379	2,325	5,609	(6,814)	1,499
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	309	365	–	674
Taxation	–	(62)	(73)	–	(135)
	–	247	292	–	539
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	–	364	256	70	690
Income statement transfers in respect of disposals	–	11	(129)	(13)	(131)
Income statement transfers in respect of impairment	–	1	7	(6)	2
Taxation	–	(14)	(1)	2	(13)
	–	362	133	53	548
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	1,799	(56)	2,153	3,896
Net income statement transfers	–	(227)	(474)	(452)	(1,153)
Taxation	–	(315)	106	(340)	(549)
	–	1,257	(424)	1,361	2,194
Currency translation differences (tax: nil)	–	3	(13)	7	(3)
Other comprehensive income for the year, net of tax	–	1,869	(12)	1,421	3,278
Total comprehensive income for the year	379	4,194	5,597	(5,393)	4,777
Total comprehensive income attributable to ordinary shareholders	92	4,194	5,510	(5,393)	4,403
Total comprehensive income attributable to other equity holders	287	–	–	–	287
Total comprehensive income attributable to equity holders	379	4,194	5,510	(5,393)	4,690
Total comprehensive income attributable to non-controlling interests	–	–	87	–	87
Total comprehensive income for the year	379	4,194	5,597	(5,393)	4,777
F-111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2013	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Loss for the year	(845)	2,574	4,526	(7,057)	(802)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post–retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	400	(536)	–	(136)
Taxation	–	(80)	108	–	28
	–	320	(428)	–	(108)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	–	(889)	188	21	(680)
Income statement transfers in respect of disposals	–	(842)	165	48	(629)
Income statement transfers in respect of impairment	–	–	44	(26)	18
Taxation	–	366	(106)	17	277
	–	(1,365)	291	60	(1,014)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	21	(68)	(1,182)	(1,229)
Net income statement transfers	–	–	(393)	(157)	(550)
Taxation	–	(5)	143	236	374
	–	16	(318)	(1,103)	(1,405)
Currency translation differences (tax: nil)	–	(26)	17	3	(6)
Other comprehensive income for the year, net of tax	–	(1,055)	(438)	(1,040)	(2,533)
Total comprehensive income for the year	(845)	1,519	4,088	(8,097)	(3,335)
Total comprehensive income attributable to non-controlling interests	–	–	36	–	36
Total comprehensive income attributable to equity shareholders	(845)	1,519	4,052	(8,097)	(3,371)
Total comprehensive income for the year	(845)	1,519	4,088	(8,097)	(3,335)
F-112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

BALANCE SHEETS

At 31 December 2015	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Assets
Cash and balances at central banks	–	55,919	2,498	–	58,417
Items in course of collection from banks	–	518	179	–	697
Trading and other financial assets at fair value through profit or loss	–	52,064	103,789	(15,317)	140,536
Derivative financial instruments	590	30,992	17,363	(19,478)	29,467
Loans and receivables:
Loans and advances to banks	–	2,625	22,467	25	25,117
Loans and advances to customers	–	158,117	291,529	5,529	455,175
Debt securities	–	2,865	1,247	79	4,191
Due from fellow Lloyds Banking Group undertakings	14,054	132,199	88,957	(235,210)	–
Available-for-sale financial assets	–	32,476	4,835	(4,279)	33,032
Held-to-maturity investments	–	19,808	–	–	19,808
Goodwill	–	–	2,343	(327)	2,016
Value of in-force business	–	–	4,280	316	4,596
Other intangible assets	–	720	303	815	1,838
Property, plant and equipment	–	3,522	9,389	68	12,979
Current tax recoverable	32	250	21	(259)	44
Deferred tax assets	51	3,490	2,777	(2,308)	4,010
Retirement benefit assets	–	402	675	(176)	901
Investment in subsidiary undertakings	40,785	39,241	–	(80,026)	–
Other assets	909	916	13,028	(989)	13,864
Total assets	56,421	536,124	565,680	(351,537)	806,688
Equity and liabilities
Liabilities
Deposits from banks	–	13,614	3,313	(2)	16,925
Customer deposits	–	205,717	212,798	(189)	418,326
Due to fellow Lloyds Banking Group undertakings	10,516	70,656	122,031	(203,203)	–
Items in course of transmission to banks	–	326	391	–	717
Trading and other financial liabilities at fair value through profit or loss	–	56,332	5,043	(9,512)	51,863
Derivative financial instruments	–	31,040	14,739	(19,478)	26,301
Notes in circulation	–	–	1,112	–	1,112
Debt securities in issue	–	78,430	27,504	(23,878)	82,056
Liabilities arising from insurance contracts and participating investment contracts	–	–	80,316	(22)	80,294
Liabilities arising from non-participating investment contracts	–	–	22,777	–	22,777
Other liabilities	394	2,988	28,340	(2,061)	29,661
Retirement benefit obligations	–	148	255	(38)	365
Current tax liabilities	–	–	807	(528)	279
Deferred tax liabilities	–	–	1,053	(1,020)	33
Other provisions	–	3,421	2,236	30	5,687
Subordinated liabilities	3,065	19,124	14,106	(12,983)	23,312
Total liabilities	13,975	481,796	536,821	(272,884)	759,708
Equity
Shareholders’ equity	37,091	54,328	26,968	(77,153)	41,234
Other equity instruments	5,355	–	1,500	(1,500)	5,355
Total equity excluding non-controlling interests	42,446	54,328	28,468	(78,653)	46,589
Non-controlling interests	–	–	391	–	391
Total equity	42,446	54,328	28,859	(78,653)	46,980
Total equity and liabilities	56,421	536,124	565,680	(351,537)	806,688
F-113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

At 31 December 2014	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Assets
Cash and balances at central banks	–	40,965	9,527	–	50,492
Items in course of collection from banks	–	802	371	–	1,173
Trading and other financial assets at fair value through profit or loss	–	66,321	115,737	(30,127)	151,931
Derivative financial instruments	752	40,150	26,155	(30,929)	36,128
Loans and receivables:	–
Loans and advances to banks	–	4,591	21,539	25	26,155
Loans and advances to customers	–	165,967	312,697	4,040	482,704
Debt securities	–	–	1,148	65	1,213
Due from fellow Lloyds Banking Group undertakings	14,110	130,018	113,164	(257,292)	–
Available-for-sale financial assets	–	51,412	7,187	(2,106)	56,493
Goodwill	–	–	2,343	(327)	2,016
Value of in-force business	–	–	4,502	362	4,864
Other intangible assets	–	647	277	1,146	2,070
Property, plant and equipment	–	3,089	9,388	67	12,544
Current tax recoverable	–	951	280	(1,104)	127
Deferred tax assets	19	3,691	3,200	(2,765)	4,145
Retirement benefit assets	–	351	827	(31)	1,147
Investment in subsidiary undertakings	41,102	38,818	–	(79,920)	–
Other assets	791	2,451	19,419	(967)	21,694
Total assets	56,774	550,224	647,761	(399,863)	854,896
Equity and liabilities
Liabilities
Deposits from banks	–	8,206	2,683	(2)	10,887
Customer deposits	–	194,699	252,586	(218)	447,067
Due to fellow Lloyds Banking Group undertakings	10,944	91,882	119,973	(222,799)	–
Items in course of transmission to banks	–	560	419	–	979
Trading and other financial liabilities at fair value through profit or loss	–	73,227	14,464	(25,589)	62,102
Derivative financial instruments	–	41,320	22,796	(30,929)	33,187
Notes in circulation	–	–	1,129	–	1,129
Debt securities in issue	561	66,062	32,875	(23,265)	76,233
Liabilities arising from insurance contracts and participating investment contracts	–	–	86,941	(23)	86,918
Liabilities arising from non-participating investment contracts	–	–	27,248	–	27,248
Other liabilities	93	4,358	25,147	(1,173)	28,425
Retirement benefit obligations	–	190	197	66	453
Current tax liabilities	107	5	1,321	(1,364)	69
Deferred tax liabilities	–	–	1,268	(1,214)	54
Other provisions	–	2,795	1,990	(585)	4,200
Subordinated liabilities	1,688	21,590	16,907	(14,143)	26,042
Total liabilities	13,393	504,894	607,944	(321,238)	804,993
Equity
Shareholders’ equity	38,026	45,330	38,604	(78,625)	43,335
Other equity instruments	5,355	–	–	–	5,355
Total equity excluding non-controlling interests	43,381	45,330	38,604	(78,625)	48,690
Non-controlling interests	–	–	1,213	–	1,213
Total equity	43,381	45,330	39,817	(78,625)	49,903
Total equity and liabilities	56,774	550,224	647,761	(399,863)	854,896
F-114

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2015	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash provided by (used in) operating activities	(1,540)	8,124	7,472	2,316	16,372

Cash flows from investing activities
Dividends received from subsidiaries	1,080	12,820	–	(13,900)	–
Return of capital contribution	600	–	–	(600)	–
Available-for-sale financial assets and held-to-maturity investments
Purchases	–	(7,903)	(13,593)	2,142	(19,354)
Proceeds from sale and maturity	–	7,055	14,945	–	22,000
Purchase of fixed assets	–	(1,279)	(2,138)	–	(3,417)
Proceeds from sale of fixed assets	–	61	1,476	–	1,537
Additional capital injections to subsidiaries	–	(64)	–	64	–
Purchase of other equity instruments issued by subsidiaries	–	(1,500)	–	1,500	–
Capital lending to Lloyds Bank	(1,157)	–	–	1,157	–
Capital repayments by Lloyds Bank	1,155	–	–	(1,155)	–
Acquisition of businesses, net of cash acquired	–	–	(5)	–	(5)
Disposal of businesses, net of cash disposed	–	850	122	(5,043)	(4,071)
Net cash flows from investing activities	1,678	10,040	807	(15,835)	(3,310)

Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,070)	(1,080)	(12,820)	13,900	(1,070)
Distributions on other equity instruments	(394)	–	–	–	(394)
Dividends paid to non-controlling interests	–	–	(52)	–	(52)
Interest paid on subordinated liabilities	(129)	(1,755)	(956)	1,000	(1,840)
Proceeds from issue of subordinated liabilities	1,436	–	–	(1,098)	338
Repayment of subordinated liabilities	(152)	(1,851)	(2,151)	955	(3,199)
Issue of other equity instruments	–	–	1,500	(1,500)	–
Capital contribution received	–	–	165	(165)	–
Return of capital contribution	–	(600)	–	600	–
Capital borrowing from the Company	–	1,157	–	(1,157)	–
Capital repayments to the Company	–	(1,155)	–	1,155	–
Changes in non-controlling interests	–	–	(41)	–	(41)
Net cash used in financing activities	(309)	(5,284)	(14,355)	13,690	(6,258)

Effects of exchange rate changes on cash and cash equivalents	–	–	2	–	2
Change in cash and cash equivalents	(171)	12,880	(6,074)	171	6,806
Cash and cash equivalents at beginning of year	195	42,972	22,175	(195)	65,147
Cash and cash equivalents at end of year	24	55,852	16,101	(24)	71,953
F-115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2014	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash (used in) provided by operating activities	(2,712)	1,978	11,927	(840)	10,353
Cash flows from investing activities
Dividends received from subsidiary undertakings	720	2,873	–	(3,593)	–
Return of capital contribution	198	–	–	(198)	–
Available-for-sale financial assets
Purchases	–	(6,052)	(5,657)	176	(11,533)
Proceeds from sale and maturity	–	1,626	7,776	(4,734)	4,668
Purchase of fixed assets	–	(1,182)	(2,260)	–	(3,442)
Proceeds from sale of fixed assets	–	100	1,943	–	2,043
Additional capital lending to subsidiaries	(7,892)	(750)	–	8,642	–
Capital repayments by subsidiaries	4,420	1,930	–	(6,350)	–
Acquisition of businesses, net of cash acquired	–	–	(1)	–	(1)
Disposal of businesses, net of cash disposed	–	728	905	(1,090)	543
Net cash flows from investing activities	(2,554)	(727)	2,706	(7,147)	(7,722)

Cash flows from financing activities
Distributions on other equity instruments	(287)	–	–	–	(287)
Dividends paid to equity shareholders	–	–	(3,593)	3,593	–
Dividends paid to non-controlling interests	–	–	(27)	–	(27)
Interest paid on subordinated liabilities	(128)	(1,832)	(1,624)	1,379	(2,205)
Proceeds from issue of subsordinated liabilities	629	–	–	–	629
Proceeds from issue of ordinary shares	3	–	–	–	3
Proceeds from issue of other equity instruments	5,329	–	(5,329)	–	–
Repayment of subordinated liabilities	(596)	(1,380)	(6,472)	5,425	(3,023)
Capital contribution received	–	–	8,642	(8,642)	–
Sale of non-controlling interest in TSB	–	634	–	–	634
Other changes in non-controlling interests	–	–	1	–	1
Return of capital contribution	–	(198)	–	198	–
Capital repayments to parent company	–	–	(6,350)	6,350	–
Net cash used in financing activities	4,950	(2,776)	(14,752)	8,303	(4,275)

Effects of exchange rate changes on cash and cash equivalents	–	6	(12)	–	(6)
Change in cash and cash equivalents	(316)	(1,519)	(131)	316	(1,650)
Cash and cash equivalents at beginning of year	511	44,491	22,306	(511)	66,797
Cash and cash equivalents at end of year	195	42,972	22,175	(195)	65,147
F-116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 59: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2013	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash provided by (used in) operating activities	3,835	(16,358)	(3,463)	455	(15,531)
Cash flows from investing activities
Dividends received from subsidiary undertakings	–	6,838	–	(6,838)	–
Available-for-sale financial assets
Purchases	–	(30,009)	(3,743)	(3,207)	(36,959)
Proceeds from sale and maturity	–	16,671	9,885	(5,004)	21,552
Purchase of fixed assets	–	(1,093)	(1,889)	–	(2,982)
Proceeds from sale of fixed assets	–	22	2,068	–	2,090
Additional capital lending to subsidiaries	(3,082)	–	–	3,082	–
Capital repayments by subsidiaries	197	–	–	(197)	–
Additional capital injections to subsidiaries	–	(621)	–	621	–
Acquisition of businesses, net of cash acquired	–	(773)	(6)	773	(6)
Disposal of businesses, net of cash disposed	–	(9)	1,491	(786)	696
Net cash flows from investing activities	(2,885)	(8,974)	7,806	(11,556)	(15,609)

Cash flows from financing activities
Dividends paid to equity shareholders	–	–	(6,838)	6,838	–
Dividends paid to non-controlling interests	–	–	(25)	–	(25)
Interest paid on subordinated liabilities	(253)	(1,694)	(1,898)	1,394	(2,451)
Proceeds from issue of subordinated liabilities	–		1,500	–	1,500
Repayment of subordinated liabilities	(2,767)	(3,539)	(1,149)	5,013	(2,442)
Proceeds from issue of ordinary shares	350	–	–	–	350
Capital contribution received	–	–	621	(621)	–
Capital repayments to the Company	–	–	(197)	197	–
Change in stake of non-controlling interests	–	–	–	–	–
Net cash used in financing activities	(2,670)	(5,233)	(7,986)	12,821	(3,068)

Effects of exchange rate changes on cash and cash equivalents	–	(52)	(1)	–	(53)
Change in cash and cash equivalents	(1,720)	(30,617)	(3,644)	1,720	(34,261)
Cash and cash equivalents at beginning of year	2,231	75,108	25,950	(2,231)	101,058
Cash and cash equivalents at end of year	511	44,491	22,306	(511)	66,797
F-117

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

F-118

GLOSSARY

Term used	US equivalent or brief description.
Accounts	Financial statements.
Allotted	Issued.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
ATM	Automatic Teller Machine.
ATM interchange	System allowing customers of different ATM operators to use any ATM that is part of the system.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Demutualisation	Process by which a mutual institution is converted into a public limited company.
Depreciation	Amortisation.
Endowment mortgage	An interest-only mortgage to be repaid by the proceeds of an endowment insurance policy which is assigned to the lender providing the mortgage. The sum insured, which is payable on maturity or upon the death of the policyholder, is used to repay the mortgage.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
ISA	Individual Savings Account.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Life assurance	Life insurance.
Loan capital	Long-term debt.
Members	Shareholders.
Memorandum and articles of association	Articles and bylaws.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed, used to fund benefits at the national level including state pensions, medical benefits through the National Health Service (NHS), unemployment and maternity. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.
Nominal value	Par value.
Open Ended Investment Company (OEIC)	Mutual fund.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
223

GLOSSARY

Term used	US equivalent or brief description.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.
Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income (normally as a consequence of being self-employed) or who are otherwise regarded as a sub-prime credit risk. New mortgage lending of this type has not been offered by the Group since early 2009.
Tangible fixed assets	Property and equipment.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.
224

FORM 20-F CROSS REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	Not applicable.
	B.	Advisers	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected financial data	“Selected consolidated financial data”	3
			“Exchange rates”	4
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	205
Item 4.	Information on the Company
	A.	History and development of the company	“Business overview”	2
			“Business – History and development of Lloyds Banking Group”	4
			“Business – Legal actions and regulatory matters”	7
			“Operating and financial review and prospects – Line of business information”	26
	B.	Business overview	“Business overview”	2
			“Business – Legal actions and regulatory matters”	7
			“Operating and financial review and prospects – Line of business information”	26
			“Regulation”	187
	C.	Organisational structure	“Lloyds Banking Group structure”	222
	D.	Property, plant and equipment	“Business – Properties”	7
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Operating and financial review and prospects”	12
			“Operating and financial review and prospects – Credit risk”	56
			“Regulation”	187
			“Operating and financial review and prospects – Market Risk”	94
	B.	Liquidity and capital resources	“Operating and financial review and prospects – Risk elements in the loan portfolio – Cross border outstandings”	93
			“Operating and financial review and prospects – Funding and Liquidity Risk”	103
			“Operating and financial review and prospects – Capital risk”	111
			“Operating and financial review and prospects – Investment portfolio, maturities, deposits, short-term borrowings”	121
			“Dividends”	194
			“Notes to the consolidated financial statements – note 53”	F-90
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects –
			Overview and trend information”	13
	E.	Off-balance sheet arrangements	“Operating and financial review and prospects –
			Funding and liquidity risk – Off balance sheet arrangements” – also refer to financial notes	110
	F.	Tabular disclosure of contractual obligations	“Operating and financial review and prospects – Funding and liquidity risk – Contractual cash obligations”	110
	G.	Safe harbor	“Forward looking statements”	221
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and employees – Directors and senior management”	125
	B.	Compensation	“Compensation” – also refer to financial notes	129
	C.	Board practices	“Management and employees”	125
			“Management and employees – Employees”	128
			“Compensation – Service agreements”	137
			“Corporate governance – Leadership”	157
			“Corporate governance – the Board in 2015”	159
			“Corporate Governance – Audit Committee Report”	174
			“Compensation – Annual report on remuneration – Remuneration Committee”	140
	D.	Employees	“Management and employees – Employees”	125
	E.	Share ownership	“Compensation – Outstanding share awards”	148
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions – Major shareholders”	183
			“Major shareholders and related party transactions – Information about the Lloyds Banking Group’s relationship with the UK Government”	184
225

FORM 20-F CROSS REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page
	B.	Related party transactions	“Major shareholders and related party transactions – Related party transactions”	183
			“Notes to the consolidated financial statements – note 48”	F-68
	C.	Interests of experts and counsel	Not applicable.
Item 8.	Financial Information
	A.	Consolidated statements and other financial information	“Consolidated financial statements”	F-1
			“Business – Legal actions and regulatory matters”	7
			“Operating and financial review and prospects”	12
			“Dividends”	194
	B.	Significant changes
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing information”	191
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing information”	191
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Memorandum and articles of association of Lloyds Banking Group plc”	195
	C.	Material contracts	“Business – Material contracts”	5
	D.	Exchange controls	“Exchange controls”	200
	E.	Taxation	“Taxation”	201
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where you can find more information”	204
	I.	Subsidiary information	“Lloyds Banking Group structure”	222
Item 11.		Quantitative and Qualitative Disclosures about Market Risk	“Operating and financial review and prospects – Credit risk”	56
			“Operating and financial review and prospects – Market risk”	94
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	“Listing information – ADR fees”	193
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures		“Corporate governance”	156
Item 16.	[Reserved by the Securities and Exchange Commission]
	A.	Audit committee financial expert	“Management and Employees – Directors and Senior Management”	125
			“Corporate governance – Audit Committee report”	174
	B.	Code of ethics	“Management and employees – Employees”	128
	C.	Principal accountant fees and services	“Corporate governance – Risk Management and internal control
			systems – Auditor independence and remuneration”	177
			“Notes to the consolidated financial statements – note 11 – Operating expenses”	F-30
	D.	Exemptions from the listing standards for audit	Not applicable.
		committees
	E.	Purchases of equity securities by the issuer and affiliated	Not applicable.
		purchasers
	F.	Change in registrant’s certifying accountant	Not applicable.
	G.	Corporate governance	“Corporate governance – Statement on US corporate governance standards”	156
	H.	Mine safety disclosure	Not applicable
Part III
Item 17.	Financial statements		See response to item 18.
Item 18.	Financial statements		“Consolidated financial statements”	F-1
Item 19.	Exhibits		See “Exhibit index”	227
226

EXHIBIT INDEX

1.	Articles of association of Lloyds Banking Group plc
2.	Neither Lloyds Banking Group plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Banking Group plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.
4.	(a)	(i)	Registration Rights Agreement dated 12 January 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury (as amended with effect from 11 June 2009)▲
		(ii)	Resale Rights Agreement effective 11 June 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury▲
		(iii)	Deed of Withdrawal dated 3 November 2009 between Lloyds Banking Group plc and The Lords Commissioners of Her Majesty’s Treasury²▲
4.	(b)	(i)	Service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório[o]
		(ii)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and Anthony Watson†
		(iii)	Letter of appointment dated 17 November 2010 between Lloyds Banking Group plc and Anita Frew[o]
		(iv)	Letter of appointment dated 31 January 2012 between Lloyds Banking Group plc and Sara Weller▪
		(v)	Service agreement dated 1 March 2012 between Lloyds Bank plc and George Culmer∆
		(vi)	Letter of appointment dated 28 May 2012 between Lloyds Banking Group plc and Carolyn Fairbairn∆
		(vii)	Letter of appointment dated 25 February 2013 between Lloyds Banking Group plc and Nick Luff∆
		(viii)	Letter of appointment dated 28 October 2013 between Lloyds Banking Group plc and Dyfrig John•
		(ix)	Service agreement dated 30 November 2010 between Lloyds Bank plc and Juan Colombás•
		(x)	Letter of appointment dated 31 March 2014 between Lloyds Banking Group plc and Lord Blackwell□
		(xi)	Letter of appointment dated 1 April 2014 between Lloyds Banking Group plc and Nick Prettejohn□
		(xii)	Letter of appointment dated 1 May 2014 between Lloyds Banking Group plc and Simon Henry□
		(xii)	Letter of appointment dated 26 June 2014 between Lloyds Banking Group plc and Alan Dickinson□
		(xiv)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Deborah McWhinney
		(xv)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Stuart Sinclair
8.1	List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business
12.1	Certification of António Horta-Osório filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
12.2	Certification of George Culmer filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
13.1	Certification of António Horta-Osório and George Culmer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1	Consent of PricewaterhouseCoopers LLP

†	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 7 May 2009
▲	Previously filed with the SEC on Lloyd’s Banking Group’s Form 20-F filed 13 May 2010
[o]	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 13 May 2011
▪	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 16 March 2012
∆	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 25 March 2013
•	Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 5 March 2014
□	Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 12 March 2015
²	Pursuant to a request for confidential treatment filed with the SEC, the confidential portions of this exhibit have been omitted and filed separately with the SEC.

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

227

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANKING GROUP plc
By:	/s/ G Culmer

Name:	George Culmer
Title:	Chief Financial Officer

Dated:	8 March 2016
228