Form 20-F
period 2016-12-31
Lloyds Banking Group plc
filed 2017-03-10
CIK 1160106

As filed with the Securities and Exchange Commission on 10 March 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2016

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
25 Gresham Street
London EC2V 7HN

United Kingdom

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares of nominal value 10 pence each, represented by American Depositary Shares	The New York Stock Exchange
$824,033,000 5.3% Subordinated Securities due 2045	The New York Stock Exchange
$1,250,000,000 3.75% Senior Notes due 2027	The New York Stock Exchange
$1,500,000,000 4.65% Subordinated Securities due 2026	The New York Stock Exchange
$1,327,685,000 4.582% Subordinated Securities due 2025	The New York Stock Exchange
$1,250,000,000 3.5% Senior Notes due 2025	The New York Stock Exchange
$1,000,000,000 4.5% Subordinated Securities due 2024	The New York Stock Exchange
$1,500,000,000 3.0% Senior Notes due 2022	The New York Stock Exchange
$1,000,000,000 3.1% Senior Notes due 2021	The New York Stock Exchange
$2,500,000,000 6.375% Senior Notes due 2021	The New York Stock Exchange
$1,000,000,000 2.7% Senior Notes due 2020	The New York Stock Exchange
$1,000,000,000 2.4% Senior Notes due 2020	The New York Stock Exchange
$1,000,000,000 2.35% Senior Notes due 2019	The New York Stock Exchange
$750,000,000 2.05% Senior Notes due 2019	The New York Stock Exchange
$450,000,000 Floating Rate Notes due 2019	The New York Stock Exchange
$1,000,000,000 2.3% Senior Notes due 2018	The New York Stock Exchange
$700,000,000 2% Senior Notes due 2018	The New York Stock Exchange
$300,000,000 Floating Rate Notes due 2018	The New York Stock Exchange
$1,250,000,000 1.75% Senior Notes due 2018	The New York Stock Exchange
$400,000,000 Floating Rate Notes due 2018	The New York Stock Exchange
$1,000,000,000 1.75% Senior Notes due 2018	The New York Stock Exchange
$500,000,000 Floating Rate Notes due 2018	The New York Stock Exchange
$1,500,000,000 4.20% Senior Notes due 2017	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7.50% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities

The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2016 was:

Ordinary shares, nominal value 10 pence each	71,373,735,357
Limited voting shares, nominal value 10 pence each	80,921,051
Preference shares, nominal value 25 pence each	412,204,151
Preference shares, nominal value 25 cents each	809,160
Preference shares, nominal value 25 euro cents each	Nil

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Lloyds Banking Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ‘sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or ‘€’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds Banking Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2016, which was $1.2337 = £1.00. The Noon Buying Rate on 31 December 2016 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

BUSINESS OVERVIEW

Lloyds Banking Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2016, total Lloyds Banking Group assets were £817,793 million and Lloyds Banking Group had 70,433 employees (on a full-time equivalent basis). Lloyds Banking Group plc’s market capitalisation at that date was £44,616 million. The Group reported a profit before tax for the 12 months to 31 December 2016 of £3,888 million, and its capital ratios at that date were 21.2 per cent for total capital, 16.8 per cent for tier 1 capital and 13.4 per cent for common equity tier 1 capital.

Set out below is the Group’s summarised income statement for each of the last three years:

	2016	2015	2014
	£m	£m	£m
Net interest income	9,274	11,318	10,660
Other income	30,337	11,832	19,232
Total income	39,611	23,150	29,892
Insurance claims	(22,344)	(5,729)	(13,493)
Total income, net of insurance claims	17,267	17,421	16,399
Operating expenses	(12,627)	(15,387)	(13,885)
Trading surplus	4,640	2,034	2,514
Impairment	(752)	(390)	(752)
Profit before tax	3,888	1,644	1,762

Lloyds Banking Group’s main business activities are retail and commercial banking and long-term savings, protection and investment. Services are offered through a number of well recognised brands including Lloyds Bank, Halifax, Bank of Scotland and Scottish Widows, and through a range of distribution channels including the largest branch network and digital bank in the UK.

At 31 December 2016, the Group’s four primary operating divisions, which are also reporting segments, were: Retail; Commercial Banking; Consumer Finance and Insurance. Retail provides banking, mortgages and other financial services to personal and small business customers in the UK. Commercial Banking provides banking and related services to business clients, from SMEs to large corporates. Consumer Finance provides a range of products including personal loans, motor finance, credit cards, and European mortgages and deposit taking. Insurance provides long-term savings, protection and investment products as well as general insurance products in the UK.

Profit before tax is analysed on pages 13 to 16 on a statutory basis and, in order to provide a more comparable representation of business performance of the Group’s segments, on pages 24 to 34 on an underlying basis. The key principles adopted in the preparation of this basis of reporting are described on page 24. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on an underlying basis. IFRS 8, Operating Segments requires that the Group presents its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 4 to the financial statements in compliance with IFRS 8. The table below shows the results of Lloyds Banking Group’s segments in the last three fiscal years, and their aggregation. Further information on non-GAAP measures and the reconciliations required by the Securities and Exchange Commission’s Regulation G are set out on pages F-19 to F-22.

	2016	2015	[1]	2014	[1]
	£m	£m		£m
Retail	3,003	3,091		2,739
Commercial Banking	2,468	2,478		2,256
Consumer Finance	1,283	1,381		1,449
Insurance	837	962		922
Other	276	200		390
Profit before tax – underlying basis	7,867	8,112		7,756

1	Segmental analysis restated, as explained on page 24.

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

	2016	2015	2014	2013		2012	[1]
Income statement data for the year ended 31 December (£m)
Total income, net of insurance claims	17,267	17,421	16,399	18,478		20,517
Operating expenses	(12,627)	(15,387)	(13,885)	(15,322)		(15,974)
Trading surplus	4,640	2,034	2,514	3,156		4,543
Impairment losses	(752)	(390)	(752)	(2,741)		(5,149)
Profit (loss) before tax	3,888	1,644	1,762	415		(606)
Profit (loss) for the year	2,164	956	1,499	(802)		(1,387)
Profit (loss) for the year attributable to ordinary shareholders	1,651	466	1,125	(838)		(1,471)
Dividends for the year[2,3]	2,175	1,962	535	–		–
Balance sheet data at 31 December (£m)
Share capital	7,146	7,146	7,146	7,145		7,042
Shareholders’ equity	42,670	41,234	43,335	38,989		41,896
Other equity instruments	5,355	5,355	5,355	–		–
Customer deposits	415,460	418,326	447,067	439,467		426,216
Subordinated liabilities	19,831	23,312	26,042	32,312		34,092
Loans and advances to customers	457,958	455,175	482,704	492,952		516,764
Total assets[1]	817,793	806,688	854,896	842,380		933,064
Share information
Basic earnings (loss) per ordinary share	2.4p	0.8p	1.7p	(1.2	)p	(2.1	)p
Diluted earnings (loss) per ordinary share	2.4p	0.8p	1.6p	(1.2	)p	(2.1	)p
Net asset value per ordinary share	59.8p	57.9p	60.7p	54.6p		59.5p
Dividends per ordinary share[2,4]	3.05p	2.75p	0.75p	–		–
Equivalent cents per share[2,4,5]	3.84c	4.03c	1.16c	–		–
Market price per ordinary share (year end)	62.5p	73.1p	75.8p	78.9p		47.9	p
Number of shareholders (thousands)	2,510	2,563	2,626	2,681		2,733
Number of ordinary shares in issue (millions)[6]	71,374	71,374	71,374	71,368		70,343
Financial ratios (%)[7]
Dividend payout ratio[8]	124.9	359.3	45.1	–		–
Post-tax return on average shareholders’ equity	4.1	1.3	2.9	(2.0)		(3.3)
Post-tax return on average assets	0.26	0.11	0.17	(0.09)		(0.14)
Average shareholders’ equity to average assets	5.2	5.1	4.7	4.7		4.6
Cost:income ratio[9]	73.1	88.3	84.7	82.9		77.9
Capital ratios (%)[10,11,12]
Total capital	21.2	21.5	22.0	20.8		17.3
Tier 1 capital	16.8	16.4	16.5	14.5		13.8
Common equity tier 1 capital/Core tier 1 capital	13.4	12.8	12.8	14.0		12.0

1	Restated, where appropriate, in 2013 for IAS 19 (Revised) and IFRS 10.

2	Annual dividends comprise both interim and estimated final dividend payments. The total dividend for the year represents the interim dividend paid during the year and the final dividend, which is paid and accounted for in the following year.

3	Dividends for the year in 2016 include a recommended special dividend totalling £356 million; dividends for the year in 2015 included a special dividend totalling £357 million.

4	Dividends per ordinary share in 2016 include a recommended special dividend of 0.5 pence; dividends per ordinary share in 2015 included a special dividend of 0.5 pence.

5	Translated into US dollars at the Noon Buying Rate on the date each payment was made, with the exception of the final and special dividends in respect of 2016, which have been translated at the Noon Buying Rate on 24 February 2017.

6	This figure excludes the limited voting ordinary shares owned by the Lloyds Bank Foundations.

7	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds Banking Group.

8	Total dividend for the year divided by earnings attributable to ordinary shareholders adjusted for tax relief on distributions to other equity holders.

9	The cost:income ratio is calculated as total operating expenses as a percentage of total income (net of insurance claims).

10	Capital ratios for 2012 were not restated to reflect the adoption of IAS 19 (Revised) in 2013.

11	Capital ratios for 2013 and earlier years are in accordance with the modified Basel II framework as implemented by the PRA.

12	Capital ratios for 2014, 2015 and 2016 are in accordance with the CRD IV rules implemented by the PRA on 1 January 2014.
3

EXCHANGE RATES

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2017	2016	2016	2016	2016	2016
	January	December	November	October	September	August
US dollars per pound sterling:
High	1.26	1.27	1.25	1.28	1.34	1.33
Low	1.21	1.22	1.22	1.22	1.30	1.29

For each of the years shown, the average of the US dollar Noon Buying Rates per pound sterling based on the last day of each month was:

	2016	2015	2014	2013	2012
US dollars per pound sterling:
Average	1.34	1.53	1.65	1.57	1.59

On 24 February 2017, the latest practicable date, the US dollar Noon Buying Rate was $1.2499 = £1.00. Lloyds Banking Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

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

Pursuant to two placing and open offers which were completed by the Company in January and June 2009 and the Rights Issue completed in December 2009, the UK Government acquired 43.4 per cent of the Company’s issued ordinary share capital; through sales of shares in September 2013 and March 2014 and the impact of a trading plan with Morgan Stanley & Co. International plc (Morgan Stanley), this had reduced to 9.9 per cent by 31 December 2015.

UKFI announced on 7 October 2016 that it intended to continue to sell Her Majesty’s Treasury’s (HMT) shareholding in Lloyds Banking Group plc over the next 12 months through a pre-arranged trading plan managed by Morgan Stanley. Under the trading plan, Morgan Stanley has full discretion to effect a measured and orderly sell down of shares in Lloyds Banking Group plc on behalf of HMT. The trading plan commenced on 7 October and will terminate no later than 6 October 2017. HMT has instructed Morgan Stanley that (a) up to, but no more than, 15 per cent of the aggregate total trading volume in Lloyds Banking Group plc may be sold over the duration of the trading plan, and (b) shares may not be sold under the trading plan below a certain price per share that UKFI and HMT have determined represents fair value currently and continues to deliver value for money for the UK taxpayer. As at 22 February 2017, HMT owned approximately 2.8 billion ordinary shares in Lloyds Banking Group plc, which represents less than 4 per cent of the issued ordinary share capital.

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

BUSINESS

STRATEGY OF LLOYDS BANKING GROUP

The Group is a leading provider of financial services to individual and business customers in the UK. The Group’s main business activities are retail and commercial banking, and long-term savings, protection and investment. Services are provided through a number of well recognised brands including Lloyds Bank, Halifax, Bank of Scotland and Scottish Widows and through a range of distribution channels, including the largest branch network and digital bank in the UK.

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

BECOMING SIMPLER AND MORE EFFICIENT

The Group is focused on creating operational capability which is simpler and more efficient and will become more responsive to changing customer expectations while maintaining its cost leadership amongst UK high street banks. This includes a second phase of the Simplification programme to achieve run-rate savings of £1.4 billion per annum by the end of 2017. In order to achieve these savings, the Group will invest around £2.2 billion over three years on initiatives to simplify processes and increase automation.

DELIVERING SUSTAINABLE GROWTH

The Group will seek Group-wide growth opportunities whilst maintaining its prudent risk appetite. This will be achieved by maintaining market leadership in its retail business lines while also focusing on areas where the Group is currently under represented.

SUMMARY

The Group’s purpose is to help Britain prosper. The Group is creating a simpler, more agile, efficient and responsive customer focused organisation which operates sustainably and responsibly. The achievement of our strategy could not happen without the support of our colleagues. We are therefore committed to ‘building the best team’ to create a high performance organisation. The Group believes that the successful execution of its strategy will enable delivery of superior and sustainable returns for shareholders.

BUSINESS AND ACTIVITIES OF LLOYDS BANKING GROUP

At 31 December 2016 the Group’s activities were organised into four financial reporting segments: Retail; Commercial Banking; Consumer Finance and Insurance.

Further information on the Group’s segments is set out on pages 28 to 34 and in note 4 to the financial statements.

MATERIAL CONTRACTS

The Company and its subsidiaries are party to various contracts in the ordinary course of business.

BUSINESS

ENVIRONMENTAL MATTERS

MANAGING AND REDUCING OUR ENVIRONMENTAL IMPACTS

The Group’s ability to help Britain prosper is inextricably linked to wider environmental issues. Man-made climate change and global trends, such as resource scarcity, extreme weather and rising energy and commodity prices, have an impact on the Group’s its own operations and stakeholders. The Group is committed to managing its direct environmental impact and reducing its greenhouse gas emissions. The Group manages its impacts through its Environmental Action Plan, which focuses on reducing risk and creating value through improved efficiency.

Emissions

This year the Group’s overall carbon emissions, measured in CO2 equivalent tonnes (CO2e), have decreased by 12.95 per cent year-on-year and by 38.83 per cent against the Group’s 2009 baseline. This is mainly attributable to the reduction in consumption of gas and electricity (which make up the largest proportion of the Group’s emissions) and the Group’s energy optimisation programme.

CO2e emissions

	Oct 2015 –	Oct 2014 –	Oct 2013 – Sept
	Sept 2016	Sept 2015[1]	2014[1]
Total CO2 e tonnes	344,316	395,554	437,721
Total scope 1	52,438	57,255	59,856
Total scope 2	205,127	239,721	261,623
Total scope 3	86,752	98,579	116,242

1	Restated 2013/2014 and 2014/2015 emissions data to improve the accuracy of reporting, using actual data to replace estimations.

Emissions in tonnes CO2e in line with the GHG Protocol Corporate Standard (2004). The Group is in the process of transitioning to the revised Scope 2 guidance.

Criteria used to measure and report Scope 1, 2, 3 emissions is provided in the Lloyds Banking Group Reporting Criteria statement available online at www.lloydsbankinggroup.com/ResponsibleBusiness.

Scope 1 emissions include mobile and stationary combustion of fuel and operation of facilities.

Scope 2 emissions have been calculated using a location based methodology, as set out by the GHG Protocol.

Indicator is subject to limited ISAE3000 (revised) assurance by Deloitte LLP for the 2016 Annual Responsible Business Reporting. Deloitte’s 2016 assurance statement and the 2016 Reporting Criteria are available online at www.lloydsbankinggroup.com/RBdownloads.

Supporting the low carbon economy

The Group continues to develop products and services to support customers’ transition to a lower carbon, more resource efficient economy. Since 2014 the Group has launched two Environmental, Social and Governance (ESG) bonds totalling £500 million. Lloyds Bank became the first UK bank to develop an ESG deposit scheme in response to client demand to invest in products that create positive ESG impacts.

In March 2016 Lloyds Bank launched its innovative £1 billion Green Loan Initiative for commercial real estate lending. The initiative – the first of its kind in the UK – provides clients with loans at discounted margins to help incentivise energy efficiency and finance investment in green buildings. The Group completed the first tranche of deals in the second half of 2016, totalling £72 million, and has helped borrowers like HPH, a Bath-based property company with a diverse property portfolio, to fund energy efficiency projects. The Group has now set a target in its Helping Britain Prosper Plan to fund 10 million square feet of commercial real estate to become more energy efficient by 2020, the equivalent of seven London Shards.

In 2016 the Group’s UK-based team was responsible for financing renewable projects with a combined capacity of more than 1.78GW. Globally, the Group’s investments in renewable energy are in excess of 7.4GW in capacity and cover solar, offshore and onshore wind, waste to energy and biomass.

In 2016 Lloyds Bank played a key part in financing a major offshore wind farm off the Norfolk coast, with operations in Grimsby. Race Bank will provide enough energy to power 400,000 homes with a potential capacity of 573MW. It is anticipated the project, when in operation, will create more than 100 jobs associated with building and maintaining turbines for the Humber region.

PROPERTIES

At 31 December 2016, Lloyds Banking Group occupied 2,221 properties in the UK. Of these, 543 were held as freeholds and 1,678 as leasehold. The majority of these properties are retail branches, widely distributed throughout England, Scotland, Wales and Northern Ireland. Other buildings include the Lloyds Banking Group’s head office in the City of London with other customer service and support centres located to suit business needs but clustered largely in eight core geographic conurbations – London, Edinburgh, Glasgow, Midlands (Birmingham), Northwest (Chester and Manchester), West Yorkshire (Halifax and Leeds), South (Brighton and Andover) and Southwest (Bristol and Cardiff).

In addition, there are 155 properties which are either sub-let or vacant. There are also a number of ATM units situated throughout the UK, the majority of which are held as leasehold. The Group also has business operations elsewhere in the world, primarily holding property on a leasehold basis.

LEGAL ACTIONS AND REGULATORY MATTERS

During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Set out below is a summary of the more significant matters.

PAYMENT PROTECTION INSURANCE

The Group increased the provision for PPI costs by a further £1,350 million in 2016, bringing the total amount provided to £17,375 million.

The charge to the provision in 2016 was largely driven by a higher total volume of complaints expected as a result of the Financial Conduct Authority’s (FCA) industry deadline being extended to the end of August 2019 as well as changes to the rules and guidance that should apply when firms handle PPI complaints in light of the UK Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (Plevin). Final rules and guidance were published by the FCA on 2 March 2017 (PS 17/3).

BUSINESS

As at 31 December 2016, a provision of £2,608 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £2,200 million during the year to 31 December 2016. Spend continues to reduce following the completion of the re-review of previously handled cases (remediation).

The provision is consistent with total expected reactive complaint volumes of 5.2 million (including complaints falling under the Plevin rules and guidance) in light of the FCA Policy Statement PS 17/3. Weekly complaint levels in the second half of 2016 have been approximately 8,300 versus approximately 8,600 in the first half, and are expected to vary significantly through to the industry deadline, now confirmed to be August 2019.

SENSITIVITIES

The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 50 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain in particular with respect to future volumes. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is significant uncertainty around the impact of the regulatory changes, FCA media campaign and Claims Management Companies and customer activity.

Key metrics and sensitivities are highlighted in the table below:

	Actuals	Anticipated
Sensitivities (exclude claims where no PPI policy was held)	to date	future[3]	Sensitivity[3]
Customer initiated complaints since origination (m)[1]	3.9	1.3	0.1 = £190m
Average uphold rate per policy[2]	74%	89%	1% = £35m
Average redress per upheld policy[2]	£1,700	£1,250	£100 = £150m
Administrative expenses (£m)	3,190	490	1 case = £375

1	Sensitivity includes complaint handling costs.

2	Actuals to date are based on the last six months to 31 December 2016.

3	Anticipated future and sensitivities are impacted by a proportion of complaints and re-complaints falling under the Plevin rules and guidance in light of the FCA Policy Statement PS 17/3.

PACKAGED BANK ACCOUNTS

In the year ended 31 December 2016 the Group has provided an additional £280 million in respect of complaints relating to alleged mis-selling of packaged bank accounts raising the total amount provided to £505 million. As at 31 December 2016, £215 million of the provision remained unutilised. The total amount provided represents the Group’s best estimate of the likely future cost, however a number of risks and uncertainties remain in particular with respect to future volumes.

ARREARS HANDLING RELATED ACTIVITIES

Following a review of the Group’s secured and unsecured arrears handling activities, the Group has put in place a number of actions to further improve its handling of customers in these areas. As a result, the Group has provided an additional £261 million in the year ended 31 December 2016 (bringing the total provision to £397 million), for the costs of identifying and rectifying certain arrears management fees and activities. As at 31 December 2016, the unutilised provision was £383 million (31 December 2015: £136 million).

CUSTOMER CLAIMS IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited). The German industry-wide issue regarding notification of contractual ‘cooling off’ periods has continued to lead to an increasing number of claims in 2016. Accordingly a provision increase of £94 million was recognised in the year ended 31 December 2016 giving a total provision of £639 million; the remaining unutilised provision as at 31 December 2016 is £168 million (31 December 2015: £124 million). The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

PROVISIONS FOR OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct and, where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. In the year ended 31 December 2016, the Group charged an additional £450 million in respect of matters across all divisions. At 31 December 2016, the Group held unutilised provisions totalling £573 million for these other legal actions and regulatory matters.

INTERCHANGE FEES

With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing investigations and litigation (as described below) which involve card schemes such as Visa and MasterCard. However, the Group is a member of Visa and MasterCard and other card schemes.

–	The European Commission continues to pursue certain competition investigations into MasterCard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;

–	Litigation continues in the English Courts against both Visa and MasterCard. This litigation has been brought by several retailers who are seeking damages for allegedly ‘overpaid’ MIFs. From publicly available information, it is understood these damages claims are running to different timescales with respect to the litigation process. It is also possible that new claims may be issued.

–	Any ultimate impact on the Group of the above investigations and the litigation against Visa and MasterCard remains uncertain at this time.
7

BUSINESS

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. The Group’s share of the sale proceeds comprised cash consideration of approximately £330 million (of which approximately £300 million was received on completion of the sale and £30 million is deferred for three years) and preferred stock, which the Group measures at fair value. The preferred stock is convertible into Class A Common Stock of Visa Inc or its equivalent upon the occurrence of certain events. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, currently in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

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

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. The lawsuits, which contain broadly similar allegations, allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act and the Commodity Exchange Act, as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims, including those asserted under US anti-trust laws, were dismissed by the US Federal Court for Southern District of New York (the District Court). In November 2015 OTC and exchange-based plaintiffs’ claims against the Group were dismissed for lack of personal jurisdiction. On 20 December 2016, the Federal Court for Southern District of New York dismissed all antitrust class action claims against LBG and its affiliates in the Multi District Litigation arising from the alleged manipulation of USD LIBOR. Further appeals in relation to the anti-trust claims remain possible.

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

UK SHAREHOLDER LITIGATION

In August 2014, the Group and a number of former directors were named as defendants in a claim filed in the English High Court by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. It is currently not possible to determine the ultimate impact on the Group (if any), but the Group intends to defend the claim vigorously.

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

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. At 31 March 2016, the end of the latest FSCS scheme year for which it has published accounts, the principal balance outstanding on these loans was £15,655 million (31 March 2015: £15,797 million). Although it is anticipated that the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants of the FSCS. The amount of future levies payable by the Group depends on a number of factors including the amounts recovered by the FSCS from asset sales, the Group’s participation in the deposit-taking market at 31 December, the level of protected deposits and the population of deposit-taking participants.

TAX AUTHORITIES

The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities including open matters where Her Majesty’s Revenue and Customs (HMRC) adopt a different interpretation and application of tax law. The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc); none of these is expected to have a material impact on the financial position of the Group.

RESIDENTIAL MORTGAGE REPOSSESSIONS

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA is actively engaged with the industry in relation to these considerations. The Group will respond as appropriate to this and any investigations, proceedings, or regulatory action that may in due course be instigated as a result of these issues. The FCA has issued a consultation on new guidance on the treatment of customers with mortgage payment shortfalls. The guidance covers remediation for mortgage customers who may have been affected by the way firms calculate these customers’ monthly mortgage instalments. The output from this consultation is expected in the first quarter of 2017.

BUSINESS

UPDATE TO THE FINANCIAL CONDUCT AUTHORITY’S ANNOUNCEMENT IN NOVEMBER 2015 ON A DEADLINE FOR PPI COMPLAINTS AND PLEVIN V PARAGON PERSONAL FINANCE LIMITED

On 2 August 2016, the Financial Conduct Authority (FCA) published a further consultation paper (CP16/20: Rules and guidance on payment protection insurance complaints: feedback on CP15/39 and further consultation), following on from the original consultation published in November 2015. The consultation papers proposed the introduction of a two year industry deadline by which consumers would need to make their PPI complaints and rules and guidance that should apply when firms handle PPI complaints in light of the UK Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61. On 2 March 2017 the FCA confirmed that the deadline would be 29 August 2019, and new rules for Plevin would come into force in August 2017.

MORTGAGE ARREARS HANDLING ACTIVITIES

On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and it is currently not possible to make a reliable assessment of the liability, if any, that may result from the investigation.

HBOS READING – CUSTOMER REVIEW

The Group is commencing a review into a number of customer cases from the former HBOS Impaired Assets Office based in Reading. This review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Group in 2009. The review is at an early stage and it is currently not possible to determine the ultimate financial impact on the Group.

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

See Regulation – Competition Regulation.

RECENT DEVELOPMENTS

CONSOLIDATED FINANCIAL STATEMENTS SET OUT IN THE GROUP’S ANNUAL REPORT AND ACCOUNTS

The audited consolidated financial statements set forth in the Group’s Annual Report and Accounts published on 22 February 2017 were approved on 21 February 2017. As discussed in notes 38 and 55 of the audited consolidated financial statements included in this Annual Report on Form 20-F (which were approved on 10 March 2017 and which therefore include the impact of adjusting post balance sheet events up to this date), on 2 March 2017 the FCA confirmed that the deadline by which consumers will need to make their PPI complaints will be 29 August 2019 and that the final rules and guidance that should apply when firms handle PPI complaints in light of Plevin will come into force in August 2017. The Group has reassessed its provisioning in light of this guidance, leading to an additional charge of £350 million, bringing the total charge for the year ended 31 December 2016 to £1,350 million.

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

ECONOMIC ENVIRONMENT

RESILIENT UK ECONOMY POST REFERENDUM

During 2016 the UK economy performed broadly in line with market expectations at the start of the year despite the decision to leave the European Union and significant changes in the political landscape, both in the UK and abroad.

Although post referendum most forecasters were predicting a reduction in growth, in practice growth has been resilient and the UK economy is estimated to have grown by 2 per cent in 2016, just shy of 2.2 per cent in 2015. Business and consumer confidence did fall immediately post referendum, but most of this has now been recovered and consumers’ retail spending growth actually accelerated in the months after the referendum.

Manufacturers are expecting exports to benefit from the weaker pound, but confidence in the service sector has weakened. Towards the end of 2016 inflation started to rise and is likely to become a bigger headwind to consumers’ spending growth through the coming year.

UK house prices increased by around 7 per cent during the year, largely driven by strong growth in the first quarter. Prices have continued to increase, albeit at slower rates, during the rest of the year in almost all geographic areas, although the most expensive parts of London have seen some reductions over the last six months.

GROWTH IN THE GROUP’S MARKETS

Household and business deleveraging since 2009 has created capacity for an increased pace of borrowing and the markets in which the Group operates continued to grow in 2016. Specifically:

–	Mortgage market growth increased to 3 per cent, from 2.7 per cent in 2015, the strongest since 2007, and although buy-to-let growth was impacted by the change in stamp duty policy in April, it still grew significantly faster than the market as a whole

–	Unsecured consumer credit growth rose to 8 per cent led by motor finance. Although the strongest growth since before the financial crisis, the level of unsecured debt remains close to a 20 year low relative to households’ income

–	Business borrowing from banks increased by 2 per cent, the first growth since 2008, and SMEs by 2 per cent also

–	Household deposit growth rose to 6 per cent, the strongest since 2008

–	Business deposit growth weakened, to 6 per cent, but remains strong after three years of elevated growth and a very high level of liquidity

INTEREST RATES LOW FOR LONGER

Interest rates remain at historical lows with the base rate having been cut to 0.25 per cent in August, and are expected to remain low in the foreseeable future. Market rates currently imply an increase to the base rate to 0.5 per cent during 2018, and to 0.75 per cent a year later. This flattening of the yield curve along with continued competition has meant bank margins remain under pressure. Significant competition has meant lending rates across the market remain low, particularly in mortgages, although deposit rates have fallen further during the year, offsetting the impact of lower lending rates.

IMPAIRMENT EXPECTED TO REMAIN BENIGN

Improving indebtedness, along with the continued low interest rate environment, is continuing to keep impairment levels low and they remain below through-the-cycle levels.

The expected mild rise in unemployment is likely to lead to an increase in impairment from the very low level of 2016, but it should remain low over the longer term.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OUTLOOK FOR 2017

How the economy evolves in 2017 is highly dependent on the type of EU-exit deal that companies expect to be achieved in 2019, how deeply that impacts investment and employment plans, and how much squeezed consumer spending power is offset by improved competitiveness of exports following the fall in sterling. Each of these carries a high degree of uncertainty.

The UK economic environment will also continue to be impacted by global uncertainties including the slowdown in China, European elections and the global trade environment, particularly in light of the recent US presidential election.

The consensus expectation is that UK GDP growth will slow from 2 per cent in 2016 to 1.6 per cent in 2017, and unemployment will remain low, but will rise from 4.9 per cent at the end of 2016 to 5.2 per cent at the end of 2017. House prices are expected to continue to rise, by around 3 per cent, supported by the ongoing shortage of property for sale, low levels of housebuilding and exceptionally low interest rates, while commercial real estate prices are expected to fall by 4 per cent.

If the economy evolves in line with this consensus view, the Group would expect growth across its markets to remain broadly stable in aggregate, with a mild weakening in the growth of unsecured consumer credit and commercial real estate lending offset by a marginal rise in mortgages and other lending to businesses.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

The accounting policies that are deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, are set out in note 3 to the financial statements.

FUTURE ACCOUNTING DEVELOPMENTS

Future developments in relation to the Group’s IFRS reporting are discussed in note 56 to the financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS – 2016, 2015 AND 2014

SUMMARY

	2016	2015	2014
	£m	£m	£m
Net interest income	9,274	11,318	10,660
Other income	30,337	11,832	19,232
Total income	39,611	23,150	29,892
Insurance claims	(22,344)	(5,729)	(13,493)
Total income, net of insurance claims	17,267	17,421	16,399
Operating expenses	(12,627)	(15,387)	(13,885)
Trading surplus	4,640	2,034	2,514
Impairment	(752)	(390)	(752)
Profit before tax	3,888	1,644	1,762
Taxation	(1,724)	(688)	(263)
Profit for the year	2,164	956	1,499

Profit attributable to ordinary shareholders	1,651	466	1,125
Profit attributable to other equity holders[1]	412	394	287
Profit attributable to equity holders	2,063	860	1,412
Profit attributable to non-controlling interests	101	96	87
Profit for the year	2,164	956	1,499

1	The profit after tax attributable to other equity holders of £412 million (2015: £394 million; 2014: £287 million) is partly offset in reserves by a tax credit attributable to ordinary shareholders of £91 million (2015: £80 million; 2014: £62 million).

2016 COMPARED WITH 2015

During the year ended 31 December 2016, the Group recorded a profit before tax of £3,888 million compared with a profit before tax in 2015 of £1,644 million. The result in 2016 included provisions in respect of redress to customers (together with the related administrative costs) associated with both past sales of Payment Protection Insurance and other matters of £2,435 million (of which £2,374 million is charged within operating expenses and £61 million against income) compared to a charge of £4,837 million in the year ended 31 December 2015. Excluding these charges from both years, profit before tax was £158 million, or 2 per cent, lower at £6,323 million in the year ended 31 December 2016 compared to £6,481 million in the previous year. The comparison of results for 2016 to 2015 is also impacted by the sale of TSB Banking Group plc (TSB), which ceased to be consolidated in March 2015, with the sale of the Group’s remaining holding becoming unconditional on 30 June 2015. The Group recognised a net loss of £660 million in 2015, relating to both the disposal of its shareholding and commitments under agreements entered into with TSB. After taking this item into account there has been a reduction in profit before tax of £818 million.

Total income increased by £16,461 million, or 71 per cent, to £39,611 million in 2016 compared with £23,150 million in 2015, comprising an £18,505 million increase in other income partly offset by a decrease of £2,044 million in net interest income.

Net interest income was £9,274 million in 2016; a decrease of £2,044 million, or 18 per cent compared to £11,318 million in 2015. There was a negative impact of £1,813 million in 2016 from an increase in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group, reflecting different levels of investment returns on the assets held by the OEICs; the change in population of consolidated OEICs in 2016 compared to 2015 did not have a significant impact. After adjusting for this, net interest income was £231 million, or 2 per cent lower, of which £592 million related to TSB which was sold in 2015. Average interest-earning assets fell as a result of decreases in average UK mortgage balances and in the portfolio of assets which are outside of the Group’s risk appetite, as well as a reduction of some £5 billion as result of the sale of TSB, more than offsetting growth in small business and unsecured personal lending. Net interest margin improved, excluding the impact of amounts payable to OEIC unitholders.

Other income was £18,505 million higher at £30,337 million in 2016 compared to £11,832 million in 2015. Fee and commission income was £207 million, or 6 per cent, lower at £3,045 million compared to £3,252 million in 2015. Fee and commission expense decreased by £86 million, or 6 per cent, to £1,356 million compared with £1,442 million in 2015. The decrease in net fee and commission income largely reflects lower levels of current account and credit and debit card fees as well as reduced income from commercial banking activities. Net trading income increased by £14,831 million to £18,545 million in 2016 compared to £3,714 million in 2015; this increase reflected an improvement of £14,797 million in gains on policyholder investments held within the insurance business as a result of market conditions over 2016 relative to those in 2015. Insurance premium income was £3,276 million, or 68 per cent, higher at £8,068 million in 2016 compared with £4,792 million in 2015; there was an increase of £3,289 million in life insurance premiums and a £13 million decrease in general insurance premiums. Premium income in 2015 had been reduced by a charge of £1,959 million relating to the recapture by a third party insurer of a portfolio of policies previously reassured with the Group; excluding this item life insurance premium income was £1,330 million, or 23 per cent, higher at £7,210 million in 2016 compared to £5,880 million in 2015, principally reflecting growth in bulk annuity business. Other operating income was £519 million higher at £2,035 million in 2016 compared to £1,516 million in 2015 as a gain of £484 million on sale of the Group’s investment in VISA Europe and an improvement in income from the value of in-force insurance business more than offset a loss on redemption of the Group’s Enhanced Capital Notes.

Insurance claims expense was £16,615 million higher at £22,344 million in 2016 compared to £5,729 million in 2015. The insurance claims expense in respect of life and pensions business was £16,619 million higher at £21,978 million in 2016 compared to £5,359 million in 2015; this increase was matched by a similar improvement in net trading income, reflecting the relative performance of policyholder investments. Insurance claims in respect of general insurance business were £4 million or 1 per cent, lower at £366 million in 2016 compared to £370 million in 2015.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating expenses decreased by £2,760 million, or 18 per cent to £12,627 million in 2016 compared with £15,387 million in 2015; the main reason for the decrease being the £2,463 million reduction in charges for redress payments to customers in respect of PPI and other conduct related matters from £4,837 million in 2015 to £2,374 million in 2016 and a charge of £665 million in 2015 in relation to the disposal of TSB. Excluding these items from both years, operating expenses were £368 million, or 4 per cent, higher at £10,253 million in 2016 compared to £9,885 million in 2015. Staff costs were £140 million, or 3 per cent, higher at £4,817 million in 2016 compared with £4,677 million in 2015; although annual pay rises have been more than offset by the impact of headcount reductions resulting from the sale of TSB and the Group’s rationalisation programmes, there has been an increase in severance costs in relation to restructuring initiatives. Premises and equipment costs were £43 million or 6 per cent, lower at £672 million in 2016 compared with £715 million in 2015. Other expenses, excluding the charge relating to the TSB disposal, were £3 million higher at £2,384 million in 2016 compared with £2,381 million in 2015. Depreciation and amortisation costs were £268 million, or 13 per cent, higher at £2,380 million in 2016 compared to £2,112 million in 2015, in line with increased asset balances, particularly operating lease assets and capitalised software.

Impairment losses increased by £362 million, or 93 per cent, to £752 million in 2016 compared with £390 million in 2015. Impairment losses in respect of loans and advances to customers were £149 million, or 34 per cent, higher at £592 million in 2016 compared with £443 million in 2015; this reflects a lower level of releases and recoveries rather than a deterioration in quality of the underlying portfolio. There was a credit of £13 million in respect of undrawn commitments in 2016, compared to a credit of £55 million in 2015. In addition there was an impairment charge of £173 million in respect of certain equity investments in the Group’s available-for-sale portfolio.

In 2016, the Group recorded a tax charge of £1,724 million compared to a tax charge of £688 million in 2015, an effective tax rate of 44 per cent, compared to the standard UK corporation tax rate of 20 per cent, principally as a result of the banking surcharge, restrictions on the deductibility of conduct provisions and the negative impact on the net deferred tax asset of both the change in corporation tax rate and the expected utilisation by the life business.

Total assets were £11,105 million, or 1 per cent, higher at £817,793 million at 31 December 2016 compared to £806,688 million at 31 December 2015. Cash and balances at central banks were £10,965 million, or 19 per cent, lower at £47,452 million compared to £58,417 million at 31 December 2015, reflecting fewer opportunities for the favourable placement of funds and trading and other assets at fair value through profit or loss were £10,638 million, or 8 per cent, higher at £151,174 million compared to £140,536 million at 31 December 2015, principally due to increases in the long-term insurance and investment funds. Loans and advances to customers were £2,783 million, or 1 per cent, higher at £457,958 million at 31 December 2016 compared to £455,175 million at 31 December 2015; the continued reduction in the portfolio of assets which are outside of the Group’s risk appetite and lower UK mortgage balances, as the Group concentrates on protecting margin in the current market, were more than offset by an £8,304 million increase in reverse repurchase agreement balances together with growth in SME lending and the UK consumer finance business. Available-for-sale financial assets were £23,492 million, or 71 per cent, higher at £56,524 million compared to £33,032 million at 31 December 2015; during 2016, the Group reviewed its holding of government securities classified as held-to-maturity (£19,808 million at 31 December 2015) in light of the prevailing low interest rate environment and they have been reclassified as available-for-sale. Total liabilities were £9,620 million, or 1 per cent, higher at £769,328 million at 31 December 2016 compared to £759,708 million at 31 December 2015. Debt securities in issue were £5,742 million, or 7 per cent, lower at £76,314 million compared to £82,056 million at 31 December 2015, reflecting reduced funding requirements; however Insurance and investment contract liabilities were, together, £11,431 million, or 11 per cent, higher at £114,502 million, compared to £103,071 million at 31 December 2015, in line with the increase in investment assets. Subordinated liabilities were £3,481 million or 15 per cent, lower at £19,831 million compared to £23,312 million at 31 December 2015 as a result of redemptions during the year, including the Group’s Enhanced Capital Notes. Total equity was £1,485 million, or 3 per cent, higher at £48,465 million at 31 December 2016 compared to £46,980 million at 31 December 2015; this reflected positive revaluation movements in the available-for-sale and cash flow hedging reserves.

The Group has strengthened its capital position, with a common equity tier 1 ratio of 13.4 per cent (31 December 2015: 12.8 per cent), largely driven by the increase in profits and a reduction in risk-weighted assets. The total capital ratio reduced to 21.2 per cent (31 December 2015: 21.5 per cent) primarily reflecting managed reductions in Tier 2 loan stock, largely through calls and redemptions, offset by the increase in common equity tier 1 capital and the reduction in risk-weighted assets.

Risk-weighted assets reduced by £7,399 million, or 3 per cent, to £215,446 million at 31 December 2016 compared to £222,845 million at 31 December 2015, largely relating to active portfolio management, disposals, an improvement in credit quality and capital efficient securitisation activity, partially offset by model updates related to UK mortgage portfolios and foreign exchange movements reflecting the depreciation in Sterling.

The Group’s liquidity position remains good, with liquidity coverage ratio (LCR) eligible assets of £121 billion. LCR eligible assets represent over 8 times the Group’s money-market funding with a maturity of less than one year and were in excess of total wholesale funding at 31 December 2016. The Group’s LCR ratio continues to exceed regulatory requirements.

The Group has recommended a final ordinary dividend of 1.70 pence per share, together with a capital distribution in the form of a special dividend of 0.5 pence per share. This is in addition to the interim ordinary dividend of 0.85 pence per share that was paid in September 2016.

The total ordinary dividend per share for 2016 of 2.55 pence per share has increased by 13 per cent, from 2.25 pence in 2015 and is in line with the Group’s progressive and sustainable ordinary dividend policy. The Group continues to expect ordinary dividends to increase over the medium term with a dividend payout ratio of at least 50 per cent of sustainable earnings.

2015 COMPARED WITH 2014

During the year ended 31 December 2015, the Group recorded a profit before tax of £1,644 million compared with a profit before tax in 2014 of £1,762 million. The result in 2015 included provisions in respect of redress to customers relating to both past sales of Payment Protection Insurance, associated administrative costs and other matters of £4,837 million compared to a charge of £3,125 million in the year ended 31 December 2014; 2014 also included a past service pension credit of £822 million and a loss of £1,362 million in relation to the exchange and repurchase of Enhanced Capital Notes, neither of which were repeated in 2015. Excluding these items from both years, profit before tax was £1,054 million, or 19 per cent, higher at £6,481 million in the year ended 31 December 2015 compared to £5,427 million in the previous year, reflecting a significant reduction in expenditure in relation to the Group’s Simplification programme and lower impairment charges.

The comparison of results for 2015 to 2014 is also impacted by the sale of TSB Banking Group plc (TSB), which ceased to be consolidated in March 2015, with the sale of the Group’s remaining holding becoming unconditional on 30 June 2015. The Group recognised a net loss of £660 million in 2015, relating to both the disposal of its shareholding and commitments under agreements entered into with TSB.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

NET INTEREST INCOME

	2016	2015	2014
Net interest income £m	9,274	11,318	10,660
Average interest-earning assets £m	600,435	614,917	634,910
Average rates:
Gross yield on interest-earning assets %[1]	2.77	2.86	3.03
Interest spread %[2]	1.33	1.67	1.52
Net interest margin %[3]	1.54	1.84	1.68

1	Gross yield is the rate of interest earned on average interest-earning assets.

2	Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

3	The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

2016 COMPARED WITH 2015

Net interest income was £9,274 million in 2016, a decrease of £2,044 million, or 18 per cent, compared to £11,318 million in 2015. Net interest income in 2016 includes a charge of £2,057 million in respect of amounts payable to unitholders in consolidated Open-Ended Investment Companies compared to a charge in 2015 of £244 million. The increase reflects more favourable market conditions; the change in population of consolidated OEICs in 2016 compared to 2015 did not have a significant impact. After adjusting for the amounts payable to unitholders, net interest income was £231 million, or 2 per cent, lower at £11,331 million in 2016 compared to £11,562 million in 2015.

Average interest-earning assets were £14,482 million, or 2 per cent, lower at £600,435 million in 2016 compared to £614,917 million in 2015. The reduction reflected the impact of the sale of TSB part-way through 2015, the continuing run-off of assets which are outside of the Group’s risk appetite and a reduction in UK mortgage balances, reflecting the focus on protecting margins, partly offset by increased SME lending and unsecured personal lending.

The net interest margin was 30 basis points lower at 1.54 per cent in 2016 compared to 1.84 per cent in 2015, however adjusting net interest income for the amounts allocated to unitholders in Open-Ended Investment Companies, the net interest margin was 1 basis point higher at 1.89 per cent in 2016 compared to 1.88 per cent in 2015. Margins in Retail fell only slightly despite the challenges of the continuing low interest rate environment; margins in Consumer Finance fell, largely due to the focus on high quality, lower margin motor finance business, with the margin also impacted by lower Euribor and planned reductions in deposits. Margins on relationship lending and similar interest-earning assets in Commercial Banking grew, supported by high quality deposit growth, disciplined deposit pricing and reduced funding costs.

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

Average interest-earning assets in Retail were £1,581 million, or 1 per cent, lower at £307,001 million in 2015 compared to £308,582 million in 2014 and average interest-earning assets in Commercial Banking were £3,860 million, or 4 per cent, lower at £90,019 million in 2015 compared to £93,879 million in 2014. Average interest-earning assets across the rest of the Group were £14,552 million, or 6 per cent, lower at £217,897 million in 2015 compared to £232,449 million in 2014. The main driver for this reduction being the decrease of £17,309 million resulting from the sale of TSB and in the portfolio of assets which are outside of the Group’s risk appetite, partly offset by growth in Consumer Finance and in non-relationship balances.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER INCOME

	2016	2015	2014
	£m	£m	£m
Fee and commission income:
Current account fees	752	804	918
Credit and debit card fees	875	918	1,050
Other	1,418	1,530	1,691
	3,045	3,252	3,659
Fee and commission expense	(1,356)	(1,442)	(1,402)
Net fee and commission income	1,689	1,810	2,257
Net trading income	18,545	3,714	10,159
Insurance premium income	8,068	4,792	7,125
Gains on sale of available-for-sale financial assets	575	51	131
Liability management	(598)	(28)	(1,386)
Other	2,058	1,493	946
Other operating income	2,035	1,516	(309)
Total other income	30,337	11,832	19,232

2016 COMPARED WITH 2015

Other income was £18,505 million higher at £30,337 million in 2016 compared to £11,832 million in 2015.

Fee and commission income was £207 million, or 6 per cent, lower at £3,045 million in 2016 compared with £3,252 million in 2015. Current account fees were £52 million, or 6 per cent, lower at £752 million in 2016 compared to £804 million in 2015, due to the disposal of TSB part-way through 2015 and lower levels of added-value account fees as a result of changing customer preferences. A decrease of £43 million, or 5 per cent, in credit and debit card fees from £918 million in 2015 to £875 million in 2016 resulted from reduced interchange income due to a market-wide cap on fees. Other fees and commissions receivable were £112 million, or 7 per cent lower at £1,418 million in 2016 compared with £1,530 million in 2015 again reflecting the disposal of TSB and reduced income in the Insurance and Commercial divisions and as the portfolio of assets which are outside of the Group’s risk appetite continues to run down.

Fee and commission expense was £86 million, or 6 per cent, lower at £1,356 million in 2016 compared to £1,442 million in 2015 in part due to the disposal of TSB during 2015 but also reflecting reduced activity in the mortgage market and lower fees payable following the changes in interchange regulation.

Net trading income was £14,831 million higher at £18,545 million in 2016 compared with £3,714 million in 2015. Net trading income within the insurance businesses was £14,798 million higher at £17,571 million in 2016 compared to £2,774 million in 2015, which reflects higher levels of returns on policyholder investments as a result of more favourable market conditions over 2016. However this increase, along with the increase in long-term insurance premium income, was largely offset by the increase in insurance claims expense and the £1,813 million increase in the amounts payable to unit holders in those Open-Ended Investment Companies consolidated into the Group’s results within net interest income. Net trading income within the Group’s banking activities was £34 million, or 4 per cent, higher at £974 million in 2016 compared to £940 million in 2015.

Insurance premium income was £8,068 million in 2016 compared with £4,792 million in 2015; an increase of £3,276 million, or 68 per cent. Premium income in 2015 had been reduced by a charge of £1,959 million relating to the recapture by a third party insurer of a portfolio of policies previously reassured with the Group. Excluding this item earned premiums in respect of the Group’s long-term life and pensions business were £1,330 million, or 23 per cent, higher at £7,210 million in 2016 compared to £5,880 million in 2015 reflecting significant new bulk annuities business, more than offsetting reductions in protection and corporate pensions business. General insurance earned premiums were little changed, £13 million, or 1 per cent, lower at £858 million in 2016 compared with £871 million in 2015 as a result of the continuing run-off of closed business.

Other operating income was £519 million higher at £2,035 million in 2016 compared to £1,516 million in 2015 despite a net loss of £721 million arising on the Group’s tender offers and redemptions in respect of its Enhanced Capital Notes which completed in March 2016. Excluding this item, other operating income was £1,240 million, or 82 per cent, higher at £2,756 million in 2016 compared to £1,516 million in 2015; this reflected a £634 million improvement in the movement in value of in-force insurance business, reflecting business growth and positive economic variance, and a £524 million increase in gains on disposal of available-for-sale financial assets, from £51 million in 2015 to £575 million in 2016, of which £484 million related to the sale of the Group’s investment in Visa Europe.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING EXPENSES

	2016	2015	2014
	£m	£m	£m
Administrative expenses:
Staff:
Salaries	2,750	2,808	3,178
Performance-based compensation	475	409	390
Social security costs	363	349	398
Pensions and other post-retirement benefit schemes:
Past service credits and curtailment gains	–	–	(822)
Other	555	548	596
	555	548	(226)
Restructuring costs	241	104	264
Other staff costs	433	459	741
	4,817	4,677	4,745
Premises and equipment:
Rent and rates	365	368	424
Repairs and maintenance	187	173	221
Other	120	174	246
	672	715	891
Other expenses:
Communications and data processing	848	893	1,118
Advertising and promotion	198	253	336
Professional fees	265	262	481
UK bank levy	200	270	237
TSB disposal	–	665	–
Other	873	703	1,017
	2,384	3,046	3,189
Depreciation and amortisation:
Depreciation of tangible fixed assets	1,761	1,534	1,391
Amortisation of acquired value of in-force non-participating investment contracts	37	41	43
Amortisation of other intangible assets	582	537	501
	2,380	2,112	1,935
Total operating expenses, excluding regulatory provisions	10,253	10,550	10,760
Regulatory provisions:
Payment protection insurance provision	1,350	4,000	2,200
Other regulatory provisions[1]	1,024	837	925
	2,374	4,837	3,125
Total operating expenses	12,627	15,387	13,885
Cost:income ratio (%)[2]	73.1	88.3	84.7

1	In addition, £61 million (2015: £nil; 2014: £nil) of regulatory provisions have been charged against income.

2	Total operating expenses divided by total income, net of insurance claims.

2016 COMPARED WITH 2015

Operating expenses decreased by £2,760 million, or 18 per cent, to £12,627 million in 2016 compared with £15,387 million in 2015. This decrease principally reflects the fact that 2016 includes a regulatory provisions charge of £2,374 million, which was £2,463 million, or 51 per cent, lower than the charge of £4,837 million in 2015.

Staff costs were £140 million, or 3 per cent, higher in 2016 at £4,817 million compared to £4,677 million in 2015, reflecting, in particular, increased expenditure in relation to the Group’s restructuring programmes. Salaries were £58 million, or 2 per cent, lower at £2,750 million in 2016 compared with £2,808 million in 2015, as the impact of headcount reductions, including the sale of TSB, has more than offset annual pay rises; pension costs were £7 million, or 1 per cent, higher at £555 million in 2016 compared to £548 million in 2015; social security costs were £14 million, or 4 per cent, higher at £363 million in 2016 compared with £349 million in 2015; and other staff costs were £26 million, or 6 per cent, lower at £433 million in 2016 compared with £459 million in 2015, in part due to lower levels of agency staff costs.

Premises and equipment costs were £43 million, or 6 per cent, lower at £672 million in 2016 compared to £715 million in 2015. Rent and rates was £3 million, or 1 per cent, lower at £365 million in 2016 compared to £368 million in 2015, in part due to charges in respect of onerous lease contracts as the Group rationalises its property portfolio; repairs and maintenance costs were £14 million, or 8 per cent, higher at £187 million in 2016 compared to £173 million in 2015 and other premises and equipment costs decreased by £54 million, or 31 per cent, from £174 million in 2015 to £120 million in 2016, partly reflecting gains on disposal of property, plant and equipment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Other expenses, excluding the regulatory provisions charges, were £662 million, or 22 per cent, lower at £2,384 million in 2016 compared with £3,046 million in 2015. The Group had incurred a charge of £665 million in 2015 relating to the disposal of TSB, which was not repeated in 2016; excluding this charge, other expenses of £2,384 million in 2016 were £3 million higher than £2,381 million in 2015. Communications and data processing costs were £45 million, or 5 per cent, lower at £848 million in 2016 compared with £893 million in 2015 as a result of the sale of TSB and efficiency initiatives; professional fees were £3 million, or 1 per cent, higher at £265 million in 2016 compared to £262 million in 2015 as reduced costs following the sale of TSB have been offset by costs in relation to regulatory developments such as ring-fencing; and advertising and promotion costs were £55 million, or 22 per cent, lower at £198 million in 2016 compared with £253 million in 2015 as a result of the sale of TSB and reduced spend on certain marketing initiatives. The cost of the Bank levy was £70 million, or 26 per cent, lower at £200 million in 2016 compared to £270 million in 2015, as a result of reduced levels of chargeable liabilities. Other costs were £170 million, or 24 per cent, higher at £873 million in 2016 compared with £703 million in 2015.

Depreciation and amortisation costs were £268 million, or 13 per cent, higher at £2,380 million in 2016 compared with £2,112 million in 2015. Charges for the depreciation of tangible fixed assets were £227 million, or 15 per cent, higher at £1,761 million in 2016 compared to £1,534 million in 2015, in line with increased asset balances, in particular operating lease assets. The charge for the amortisation of other intangible assets was £45 million, or 8 per cent, higher at £582 million in 2016 compared to £537 million in 2015, reflecting increased capitalised software balances.

The Group incurred a regulatory provisions charge in operating expenses of £2,374 million in 2016 compared to £4,837 million in 2015 (in addition to £61 million, 2015: £nil, charged against income) of which £1,350 million (2015: £4,000 million) related to payment protection insurance. For further details see note 38 to the financial statements.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRMENT

	2016	2015	2014
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	592	443	735
Debt securities classified as loans and receivables	–	(2)	2
Total impairment losses on loans and receivables	592	441	737
Impairment of available-for-sale financial assets	173	4	5
Other credit risk provisions	(13)	(55)	10
Total impairment charged to the income statement	752	390	752

2016 COMPARED WITH 2015

Impairment losses increased by £362 million, or 93 per cent, to £752 million in 2016 compared to £390 million in 2015, largely due to lower levels of releases and write-backs and a charge in respect of available-for-sale financial assets.

The impairment charge in respect of loans and advances to customers was £149 million, or 34 per cent, higher at £592 million in 2016 compared to £443 million in 2015. In Retail, increased charges reflected a lower level of benefit from improvements in house prices in the secured book. The increased charges in Commercial Banking were driven by lower levels of releases and recoveries; and in Consumer Finance were as a result of overall growth and the non-recurrence of a favourable one-off release in 2015. The impairment charge relating to assets which are outside of the Group’s risk appetite reduced, reflecting the continued run down of the portfolio.

The impairment charge in respect of available-for-sale financial assets was £173 million in 2016, compared to £4 million in 2015, as a result of a charge in respect of certain equity investments; and there was a credit of £13 million (2015: credit of £55 million) in respect of other credit risk provisions, in both years reflecting improved credit quality in a number of corporate relationships

2015 COMPARED WITH 2014

Impairment losses decreased by £362 million, or 48 per cent, to £390 million in 2015 compared to £752 million in 2014, largely due to reduced charges in relation to the portfolio of assets which are outside of the Group’s risk appetite.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TAXATION

	2016	2015	2014
	£m	£m	£m
UK corporation tax:
Current tax on profits for the year	(1,010)	(485)	(162)
Adjustments in respect of prior years	156	(90)	213
	(854)	(575)	51
Foreign tax:
Current tax on profits for the year	(20)	(24)	(39)
Adjustments in respect of prior years	2	27	3
	(18)	3	(36)
Current tax (charge) credit	(872)	(572)	15
Deferred tax	(852)	(116)	(278)
Taxation charge	(1,724)	(688)	(263)

2016 COMPARED WITH 2015

In 2016, a tax charge of £1,724 million arose on the profit before tax of £3,888 million and in 2015 a tax charge of £688 million arose on the profit before tax of £1,644 million. The statutory corporation tax rates were 20 per cent for 2016 and 20.25 per cent for 2015.

The tax charge for 2016 represents an effective tax rate of 44 per cent; the high effective tax rate in 2016 was largely due to the banking surcharge, restrictions on the deductibility of conduct provisions and the negative impact on the net deferred tax asset of both the change in corporation tax rate and the expected utilisation by the life assurance business.

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

The Group’s activities are organised into four financial reporting segments: Retail; Commercial Banking; Consumer Finance and Insurance. The Group’s unsecured personal lending portfolio, previously part of Retail, is now managed by Consumer Finance and elements of the Group’s business in the Channel Islands and Isle of Man were transferred from Retail to Commercial Banking; comparatives have been restated accordingly.

Comparisons of results on a historical consolidated statutory basis are impacted by a number of items. In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on an ‘underlying’ basis. The following items are excluded in arriving at underlying profit:

–	losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;

–	market volatility and other items, which includes the effects of certain asset sales, the impact of liability management actions, the volatility relating to the Group’s own debt and hedging arrangements as well as that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments arising from the HBOS acquisition, and the amortisation of purchased intangible assets;

–	restructuring costs (which in 2015 and 2016 comprised severance related costs relating to the Simplification programme announced in October 2014 and in 2014 included severance, IT and business costs relating to the programme started in 2011) and the costs of implementing regulatory reform, ring fencing and rationalisation of the non-branch property portfolio;

–	TSB build and dual running costs and the loss relating to the TSB sale in 2015;

–	payment protection insurance and other conduct provisions; and

–	certain past service pensions charges and credits in respect of the Group’s defined benefit pension arrangements.

The results of the businesses are set out below on the underlying basis:

	2016	2015[1]	2014[1]
	£m	£m	£m
Retail	3,003	3,091	2,739
Commercial Banking	2,468	2,478	2,256
Consumer Finance	1,283	1,381	1,449
Insurance	837	962	922
Other	276	200	390
Underlying profit before tax	7,867	8,112	7,756

1	Segmental analysis restated, as explained above.
24

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reconciliation of underlying profit to statutory profit before tax for the year

		2016	2015	2014
	Note	£m	£m	£m
Underlying profit before tax		7,867	8,112	7,756
Asset sales	1	217	54	138
Enhanced Capital Notes	2	(790)	(101)	(961)
Liability management	3	123	(28)	(24)
Own debt volatility	4	(11)	127	(3)
Other volatile items	5	201	(129)	(112)
Volatility arising in insurance businesses	6	(91)	(105)	(228)
Restructuring and TSB build and dual running costs	8	(622)	(255)	(1,524)
Charge relating to TSB disposal	9	–	(660)	–
Payment protection insurance provision	10	(1,350)	(4,000)	(2,200)
Other conduct provisions	11	(1,085)	(837)	(925)
Past service pension credit	12	–	–	710
Amortisation of purchased intangibles	13	(340)	(342)	(336)
Fair value unwind and other items	14	(231)	(192)	(529)
Statutory profit before tax		3,888	1,644	1,762

1.	Asset sales

Asset sales comprise the gains and losses on asset disposals (2016: gains of £217 million; 2015: gains of £54 million; 2014: gains of £138 million), including assets which were outside of the Group’s risk appetite; the gain in the year ended 31 December 2016 includes the gain of £484 million on the sale of the Group’s investment in Visa Europe.

2.	Enhanced Capital Notes

The Group completed tender offers and redemptions in respect of its Enhanced Capital Notes (ECNs) in March 2016, resulting in a net loss to the Group of £721 million in the year ended 31 December 2016, principally comprising the write-off of the embedded equity conversion feature and premiums paid under the terms of the transaction. In addition there was a charge of £69 million reflecting the change in fair value of the embedded equity conversion feature in the period prior to the transaction.

In the year ended 31 December 2015, a charge of £101 million arose from the change in fair value of the embedded equity conversion feature.

In April 2014, the Group completed exchange offers with holders of certain series of its Enhanced Capital Notes (ECNs) to exchange the ECNs for new Additional Tier 1 (AT1) securities and completed a tender offer to eligible retail holders outside the United States to sell their Sterling-denominated ECNs for cash. A loss of £1,362 million was recognised in relation to these exchange and tender transactions in the year ended 31 December 2014; partly offset by a gain of £401 million arising from the change in fair value of the remaining embedded equity conversion feature.

3.	Liability management

Gains of £123 million (2015: losses of £28 million; 2014: losses of £24 million) arose on other transactions undertaken as part of the Group’s management of wholesale funding and capital. The liability management gains and losses were included in other income.

4.	Own debt volatility

Own debt volatility includes a £31 million loss (2015: gain of £114 million; 2014: gain of £33 million) relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception.

5.	Other volatile items

Other volatile items include the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting. A gain of £259 million was included in 2016 (2015: charge of £99 million; 2014: charge of £138 million). Also included in 2016 was a negative net derivative valuation adjustment of £58 million (2015: charge of £30 million; 2014: credit of £26 million), reflecting movements in the market implied credit risk associated with customer derivative balances.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.	Volatility arising in insurance businesses

The Group’s statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility.

In 2016, the Group’s statutory result before tax included negative insurance and policyholder interests volatility totalling £91 million compared to negative volatility of £105 million in 2015 and negative volatility of £228 million in 2014.

Volatility comprises the following:

	2016	2015	2014
	£m	£m	£m
Insurance volatility	(152)	(303)	(219)
Policyholder interests volatility	241	87	17
Insurance hedging arrangements	(180)	111	(26)
Total	(91)	(105)	(228)

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

The expected gross investment returns used to determine the underlying profit of the business are based on prevailing market rates and published research into historical investment return differentials for the range of assets held. The basis for calculating these expected returns reflects an average of the 15 year swap rate over the preceding 12 months updated throughout the year to reflect changing market conditions. The negative insurance volatility during 2016 of £152 million primarily reflects reductions in yields, widening credit spreads and low returns on cash investments partially offset by positive returns on equities.

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

Accounting standards require that tax on policyholder investment returns relating to life products should be included in the Group’s tax charge rather than being offset against the related income. The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge. Timing and measurement differences exist between provisions for tax and charges made to policyholders. Consistent with the expected approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility. In 2016, the statutory results before tax included a credit to other income which relates to policyholder interests volatility totalling £241 million reflecting movements in equity, bond and gilt returns relating to life products.

Insurance hedging arrangements

The Group purchased put option contracts in 2016 to protect against deterioration in equity market conditions and the consequent negative impact on the value of in-force business on the Group balance sheet. These were financed by selling some upside potential from equity market movements. A loss of £180 million was recognised in relation to these contracts in 2016 which was less than the gain from the underlying exposure.

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

8.	Restructuring costs and TSB build and dual-running costs

Restructuring costs were £622 million in 2016 and comprised costs relating to the Simplification programme, the announced rationalisation of the non-branch property portfolio and the work on implementing the ring-fencing requirements. Restructuring costs of £170 million in 2015 related to the next phase of Simplification announced in October 2014. The costs of £966 million in 2014 related to phase 1 of the Simplification programme which was completed in 2014.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

During 2015, the Group completed the European Commission (EC) mandated business disposal of TSB. TSB costs in the year ended 31 December 2015 totalled £85 million (2014: £558 million) relating to dual-running costs. The dual-running costs include the costs of TSB’s standalone treasury, finance, human resources and other head office functions.

9.	Charge relating to TSB disposal

The Group completed the sale of a 9.99 per cent interest in TSB Banking Group plc (TSB) to Banco de Sabadell S.A. (Sabadell) on 24 March 2015, reducing the Group’s holding in TSB to 40.01 per cent; this sale led to a loss of control and the deconsolidation of TSB. The Group’s residual investment in 40.01 per cent of TSB was then recorded at fair value, as an asset held for sale. The Group recognised a loss of £660 million reflecting the net costs of the Transitional Service Agreement between Lloyds and TSB, the contribution to be provided by Lloyds to TSB in moving to alternative IT provision and the net result on sale of the 9.99 per cent interest and fair valuation of the residual investment.

The Group announced on 30 June 2015 that all relevant regulatory clearances for the sale of its remaining 40.01 per cent holding in TSB to Sabadell had been received and that the sale was therefore unconditional in all respects; the proceeds were received on 10 July 2015.

10.	Payment protection insurance (PPI) provision

A provision of £1,350 million to cover further operating costs and redress relating to PPI was recognised in the 2016 (2015: £4,000 million; 2014: £2,200 million). The charge of £1,350 million in 2016 was largely driven by a higher total volume of complaints expected as a result of the Financial Conduct Authority’s (FCA) industry deadline being extended to the end of August 2019 as well as changes to the rules and guidance that should apply when firms handle PPI complaints in light of the UK Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (Plevin). Final rules and guidance were published by the FCA on 2 March 2017 (PS 17/3).

11.	Other conduct provisions

There was a charge of £1,085 million in 2016 to cover a range of other conduct issues (2015: £837 million; 2014: £925 million). The charge for the year included £280 million in respect of complaints relating to packaged bank accounts, £261 million in respect of arrears-related activities on secured and unsecured retail products and £94 million related to insurance products sold in Germany, together with a number of other conduct risk provisions totalling £450 million across all divisions.

12.	Past service pension credit

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

The Group incurred a charge for the amortisation of intangible assets, principally those recognised on the acquisition of HBOS in 2009, of £340 million (2015: £342 million; 2014: £336 million).

14.	Fair value unwind and other items

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

DIVISIONAL RESULTS

RETAIL

Retail offers a broad range of financial service products, including current accounts, savings and mortgages, to UK personal customers, including Wealth and small business customers. It is also a distributor of insurance, protection and credit cards, and a range of long-term savings and investment products. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver real value to customers, and by providing them with greater choice and flexibility. It will maintain its multi-brand and multi-channel strategy, and continue to simplify the business and provide more transparent products, helping to improve service levels and reduce conduct risks.

	2016	2015 [1]	2014 [1]
	£m	£m	£m
Net interest income	6,497	6,664	6,270
Other income	1,053	1,115	1,202
Total income	7,550	7,779	7,472
Operating expenses	(4,174)	(4,339)	(4,239)
Impairment	(373)	(349)	(494)
Underlying profit	3,003	3,091	2,739

1	Restated, as explained on page 24.

2016 COMPARED WITH 2015

Underlying profit decreased by £88 million, or 3 per cent, to £3,003 million in 2016 compared to £3,091 million in 2015, reflecting the challenging interest rate environment and continued pressure on other operating income.

Net interest income decreased by £167 million, or 3 per cent, to £6,497 million in 2016 compared to £6,664 million in 2015, largely due to a reduction in mortgage balances as Retail focus on protecting margins. Banking margin fell by just 2 basis points despite the continuing low interest rate environment.

Other income decreased £62 million, or 6 per cent, to £1,053 million in 2016 compared to £1,115 million in 2015, driven by changing customer behaviour and improvements to the customer proposition.

Operating expenses decreased by £165 million, or 4 per cent, to £4,174 million in 2016 compared to £4,339 million in 2015 as efficiency savings more than covered an increase in investment. Staff numbers have reduced by 11 per cent in the year.

Impairment increased by £24 million, or 7 per cent, to £373 million in 2016 compared to £349 million in 2015. Underlying credit quality remains stable.

2015 COMPARED WITH 2014

Underlying profit increased by £352 million, or 13 per cent to £3,091 million in 2015 compared to £2,739 million in 2014, driven by improved margins and reduced impairments.

Net interest income increased £394 million, or 6 per cent, to £6,664 million in 2015 compared to £6,270 million in 2014. Margin performance was strong, increasing 12 basis points to 2.22 per cent in 2015 compared to 2.10 per cent in 2014, driven by improved deposit mix and margin, more than offsetting reduced lending rates.

Other income decreased £87 million, or 7 per cent, to £1,115 million in 2015 compared to £1,202 million in 2014, driven by current account transaction related income and regulatory changes, in particular, impacting the Wealth business.

Operating expenses increased £100 million, 2 per cent, to £4,339 million in 2015 compared to £4,239 million in 2014. The increase reflects continued business investment and simplification to improve customer experiences.

Impairment reduced by £145 million, or 29 per cent, to £349 million in 2015 compared to £494 million in 2014, driven by continued low risk underwriting discipline, strong portfolio management and a favourable credit environment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COMMERCIAL BANKING

Commercial Banking has a client-led, low risk, capital efficient strategy, helping UK-based clients and international clients with a link to the UK. Through its four client facing divisions – SME, Mid Markets, Global Corporates and Financial Institutions – it provides clients with a range of products and services such as lending, transactional banking, working capital management, risk management, debt capital markets services, as well as access to private equity through Lloyds Development Capital.

	2016	2015 [1]	2014 [1]
	£m	£m	£m
Net interest income	2,735	2,576	2,542
Other income	1,987	2,072	1,962
Total income	4,722	4,648	4,504
Operating lease depreciation	(105)	(30)	(24)
Net income	4,617	4,618	4,480
Operating expenses	(2,133)	(2,162)	(2,139)
Impairment	(16)	22	(85)
Underlying profit	2,468	2,478	2,256

1	Restated, as explained on page 24.

2016 COMPARED WITH 2015

Commercial Banking underlying profit decreased by £10 million, to £2,468 million in 2016 compared to £2,478 million in 2015 due to additional charges relating to certain leasing assets partially offset by total income growth.

Net interest income increased by £159 million, or 6 per cent, to £2,735 million in 2016 compared to £2,576 million in 2015 with an improvement in net interest margin supported by high quality deposit growth, disciplined deposit pricing and reduced funding costs.

Other income decreased by £85 million, or 4 per cent, to £1,987 million in 2016 compared to £2,072 million in 2015 driven by non-recurring income recognised in 2015, relating to refinancing support of Global Corporates clients.

Operating lease depreciation increased by £75 million to £105 million in 2016 compared to £30 million in 2015 due to additional charges relating to certain leasing assets.

Operating expenses decreased by £29 million to £2,133 million in 2016 compared to £2,162 million in 2015.

Impairments increased by £38 million, to £16 million charge in 2016 compared to £22 million release in 2015.

2015 COMPARED WITH 2014

Commercial Banking underlying profit increased by £222 million, or 10 per cent, to £2,478 million in 2015 compared to £2,256 million in 2014 due to lower impairments and increased total underlying income partially offset by higher operating costs.

Net interest income increased by £34 million, or 1 per cent, to £2,576 million in 2015 compared to £2,542 million in 2014 driven by reduced funding costs and higher net interest margin due to disciplined new lending and an increase in deposits.

Other income increased by £110 million, or 6 per cent, to £2,072 million in 2015 compared to £1,962 million in 2014 driven by refinancing support provided to Global Corporate clients and increases in Mid Markets.

Operating lease depreciation increased by £6 million to £30 million in 2015 compared to £24 million in 2014. Operating expenses increased by £23 million, to £2,162 million in 2015 compared to £2,139 million in 2014.

Impairments improved by £107 million to a £22 million release in 2015 compared to an £85 million charge in 2014 reflecting lower gross charges and an increase in write-backs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONSUMER FINANCE

Consumer Finance comprises motor finance, credit cards, unsecured personal loans and its European business, which includes mortgages and deposit taking. Unsecured personal loans joined the division in 2016 in order to reposition this business for growth. This brings together all consumer lending products to enable better and more coordinated focus on these markets. Consumer Finance’s aim is to deliver sustainable growth within risk appetite through building digital capability and continuing to create innovative propositions, underpinned by improvements to customer experience.

	2016	2015 [1]	2014 [1]
	£m	£m	£m
Net interest income	1,941	1,954	2,037
Other income	1,338	1,359	1,368
Total income	3,279	3,313	3,405
Operating lease depreciation	(775)	(720)	(667)
Net income	2,504	2,593	2,738
Operating expenses	(939)	(977)	(971)
Impairment	(282)	(235)	(318)
Underlying profit	1,283	1,381	1,449

1	Restated, as explained on page 24.

2016 COMPARED WITH 2015

Underlying profit was £1,283 million in 2016 compared to £1,381 million in 2015, a decrease of £98 million, or 7 per cent, driven by slightly lower income and increased impairment.

Total income decreased by £34 million to £3,279 million in 2016 compared to £3,313 million in 2015.

Net interest margin decreased by 73 basis points to 5.88 per cent, contributing to a reduction in net interest income to £1,941 million in 2016 compared to £1,954 million in 2015. Net interest margin was down due to the focus on high quality, lower margin motor finance business, with the margin also impacted by lower Euribor and planned reductions in deposits, in line with the Lloyds Banking Group’s funding strategy.

Other income reduced by £21 million to £1,338 million in 2016 compared to £1,359 million in 2015, due to the market-wide reduction in credit card interchange fees, partly offset by continued fleet growth in Lex Autolease.

Operating expenses reduced by £38 million, or 4 per cent, to £939 million in 2016 compared to £977 million in 2015 with continued investment in the business more than offset by underlying efficiency savings.

The impairment charge increased by £47 million, or 20 per cent, to £282 million in 2016 compared to £235 million in 2015, primarily due to overall growth and the non-recurrence of a favourable one-off release in 2015.

2015 COMPARED WITH 2014

Underlying profit was £1,381 million in 2015 compared to £1,449 million in 2014 with growth in better quality but lower margin lending resulting in lower income but lower impairments, offset by increased cost of investment in growth initiatives.

Total income decreased by £92 million to £3,313 million in 2015 compared to £3,405 million in 2014.

Net interest margin decreased by 68 basis points to 6.61 per cent, contributing to a reduction in net interest income to £1,954 million in 2015 compared to £2,037 million in 2014. Net interest margin was down due to the acquisition of lower risk but lower margin new business, an increased proportion of Black Horse lending including the partnership with Jaguar Land Rover, lower unsecured personal lending balances and the impact of the planned reduction in deposits in line with the Group’s balance sheet funding strategy.

Other income reduced by £9 million to £1,359 million in 2015 compared to £1,368 million in 2014, as higher income from growing the Lex Autolease fleet was offset by the impact of lower interchange income in Cards following the recent EU ruling.

Operating expenses increased by £6 million to £977 million in 2015 compared to £971 million in 2014 as operating cost savings were offset by continued investment in growth initiatives.

The impairment charge reduced by £83 million, or 26 per cent, to £235 million in 2015 compared to £318 million in 2014. This has been driven by continued underlying improvement in portfolio quality and supported by the sale of recoveries assets in the credit card and unsecured personal lending portfolios together with a one-off release in the motor business. The asset quality ratio improved by 28 basis points.

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

	2016	2015	2014
	£m	£m	£m
Net interest expense	(146)	(163)	(131)
Other income	1,755	1,827	1,725
Total income, net of insurance claims	1,609	1,664	1,594
Operating expenses	(772)	(702)	(672)
Underlying profit	837	962	922

2016 COMPARED WITH 2015

Underlying profit from Insurance was £125 million, or 13 per cent lower at £837 million compared to £962 million in 2015. A 17 per cent increase in new business income was more than offset by adverse economics impacting existing business income together with increased investment costs.

Net interest expense decreased by £17 million, or 10 per cent, to £146 million from £163 million in 2015 due to lower interest rates.

Other income decreased by £72 million, or 4 per cent, to £1,755 million from £1,827 million in 2015. The decrease was driven by adverse economics impacting existing business income partly offset by growth in the planning and retirement and protection propositions and increased general insurance income.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

UNDERLYING PROFIT BY PRODUCT GROUP

	2016			2015			2014
	New	Existing		New	Existing		New	Existing
	business	business	Total	business	business	Total	business	business	Total
	income	income	income	income	income	income	income	income	income
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate pensions	123	135	258	140	175	315	143	164	307
Bulk annuities	121	16	137	125	–	125	–	–	–
Planning and retirement	109	95	204	40	94	134	63	123	186
Protection	19	33	52	12	37	49	46	31	77
Longstanding life, pensions and investments	9	393	402	9	467	476	16	483	499
	381	672	1,053	326	773	1,099	268	801	1,069
Life and pensions experience and other items			223			235			26
General Insurance			354			323			418

Net interest income and free asset return			(21)			7			81
Total costs			(772)			(702)			(672)
Underlying profit			837			962			922

2016 COMPARED WITH 2015

New business income has increased by £55 million to £381 million driven by growth in planning and retirement and protection propositions. This has more than offset lower income from corporate pensions.

Existing business income has decreased by £101 million, primarily driven by adverse economics.

There was a net benefit of £223 million as a result of experience and other items. This included one off benefits following an update to the methodology for calculating the illiquidity premium and the addition of a new death benefit to legacy pension contracts, to align terms with other pensions products. These were partly offset by the effect of recent reforms on activity within the pensions market.

General insurance income net of claims has increased by £31 million primarily driven by lower weather related claims.

Net interest income and free asset return has decreased by £28 million with benefits from lower interest rates on net interest income being more than offset by a lower expected rate of return on free assets.

Total costs were £70 million higher reflecting increased investment and £28 million annual levy associated with the Flood Re scheme.

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

Existing business income decreased by £28 million reflecting the reduction in the expected rate of return used to calculate life and pensions income. The rate of return is largely set by reference to an average 15 year swap rate (2.57 per cent in 2015 and 3.48 per cent in 2014).

Life and pensions experience and other items increased by £209 million. 2015 assumption changes and experience variances include an adverse impact of £208 million in Pensions and Investments as a result of the strengthening of lapse assumptions on the pensions book to allow for the impact of the recent pension reforms. This was more than offset by the £240 million of benefit recognised within Planning and Retirement, primarily as a result of changes to assumptions on longevity. These longevity changes reflect both experience in the annuity portfolio and the adoption of a new industry model reflecting an updated view of future life expectancy. Benefits from the long term investment strategy increased by £15 million, reflecting the successful acquisition of a further £1.4 billion of higher yielding assets to match the long duration annuity liabilities.

General Insurance income net of claims has fallen by £95 million. This reflects the run-off of products closed to new customers, the impact of becoming a sole underwriter of the home insurance business (which has resulted in a short-term reduction from the loss of commission recognised upfront) and the impact of adverse weather conditions.

Net interest income and free asset return has decreased by £74 million due to holding increased debt whilst a tranche of subordinated debt was re-financed and a lower rate of return on free assets.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER

Other comprises Run-off, the results of TSB up until loss of control in March 2015 and Central items.

Run-off

Run-off includes assets classified as outside the Group’s risk appetite and the results and gains on sale relating to businesses disposed in 2014.

	2016	2015	2014
	£m	£m	£m
Net interest expense	(110)	(88)	(116)
Other income	120	145	451
Total income	10	57	335
Operating lease depreciation	(15)	(14)	(29)
Net income	(5)	43	306
Operating expenses	(77)	(150)	(279)
Impairment	26	(8)	(203)
Underlying loss	(56)	(115)	(176)

2016 COMPARED WITH 2015

The underlying loss of £56 million was an improvement of £59 million compared to the loss of £115 million in 2015.

Total income decreased by £47 million to £10 million in 2016 compared to £57 million in 2015, in particular reflecting reduced fee and other income as the portfolio continues to run off.

Operating expenses were £73 million, or 49 per cent, lower at £77 million compared to £150 million in 2015 reflecting the reducing costs of managing the portfolio as it runs down.

Impairment was a credit of £26 million compared to a charge of £8 million in 2015, in particular reflecting a credit in 2016 compared to a charge in 2015 in relation to Irish lending

2015 COMPARED WITH 2014

The underlying loss of £115 million was £61 million lower than the loss of £176 million in 2014 as a result of both lower operating expenses and lower impairment charges as the run-off portfolios were managed down.

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

TSB

TSB served retail and small business customers; providing a full range of retail banking products. The Group sold its controlling interest in TSB in March 2015 and ceased to consolidate TSB’s results at that point.

	2016	2015	2014
	£m	£m	£m
Net interest income	–	192	786
Other income	–	31	140
Total income	–	223	926
Operating expenses	–	(86)	(370)
Impairment	–	(19)	(98)
Underlying profit	–	118	458

TSB results are shown on a Lloyds Banking Group reporting basis. The costs of TSB’s head office functions are excluded from underlying profit.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER (continued)

2016 COMPARED WITH 2015

Because TSB was sold during 2015, no results have been consolidated in 2016, this compares to a profit of £118 million in 2015, for the period up to sale in March 2015.

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

	2016	2015	2014
	£m	£m	£m
Total income	330	176	132
Operating expenses credit (expense)	2	19	(22)
Impairment release (charge)	–	2	(2)
Underlying profit	332	197	108

2016 COMPARED WITH 2015

The underlying profit of £332 million was £135 million, or 69 per cent, higher than £197 million in 2015.

Total income increased by £154 million to £330 million in 2016 compared to £176 million in 2015 largely as a result of sales of liquid assets including gilts, and the timing of dividends from the Group’s strategic investments.

Operating expenses were a credit of £2 million compared to a credit of £19 million in 2015.

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

There was a net release of impairment of £2 million compared with a charge of £2 million in 2014.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

	2016			2015			2014
	Average	Interest		Average	Interest		Average	Interest
	balance	income	Yield	balance	income	Yield	balance	income	Yield
	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and receivables:
Loans and advances to banks	82,409	381	0.46	94,543	397	0.42	78,762	406	0.52
Loans and advances to customers	457,622	15,190	3.32	464,012	16,256	3.50	504,246	17,806	3.53
Debt securities	3,797	56	1.47	2,139	40	1.87	1,633	42	2.57
Available-for-sale financial assets	40,604	762	1.88	40,967	725	1.77	50,269	957	1.90
Held-to-maturity investments	16,003	231	1.44	13,256	197	1.49	–	–	–
Total interest-earning assets of banking book	600,435	16,620	2.77	614,917	17,615	2.86	634,910	19,211	3.03
Total interest-earning trading securities and other financial assets at fair value through profit or loss	81,961	1,594	1.94	87,583	1,955	2.23	82,018	1,993	2.43
Total interest-earning assets	682,396	18,214	2.67	702,500	19,570	2.79	716,928	21,204	2.96
Allowance for impairment losses on loans and receivables	(2,536)			(4,729)			(10,051)
Non-interest earning assets	148,965			145,224			158,584
Total average assets and interest income	828,825	18,214	2.20	842,995	19,570	2.32	865,461	21,204	2.45

	2016			2015			2014
	Average			Average			Average
	interest	Net	Net	interest	Net	Net	interest	Net	Net
	earning	interest	interest	earning	interest	interest	earning	interest	interest
	assets	income	margin	assets	income	margin	assets	income	margin
	£m	£m	%	£m	£m	%	£m	£m	%
Average interest-earning assets and net interest income:
Banking business	600,435	9,274	1.54	614,917	11,318	1.84	634,910	10,660	1.68
Trading securities and other financial assets at fair value through profit or loss	81,961	1,060	1.29	87,583	1,205	1.38	82,018	1,464	1.78
	682,396	10,334	1.51	702,500	12,523	1.78	716,928	12,124	1.69
35

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2016			2015			2014
	Average	Interest		Average	Interest		Average	Interest
	balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
	£m	£m	%	£m	£m	%	£m	£m	%
Liabilities and shareholders’ funds
Deposits by banks	10,540	68	0.65	10,442	43	0.41	11,604	86	0.74
Customer deposits	366,178	2,520	0.69	380,137	3,299	0.87	416,651	4,781	1.15
Liabilities to banks and customers under sale and repurchase agreements	8,342	38	0.46	5,960	34	0.57	2,104	55	2.61
Debt securities in issue[1]	85,030	799	0.94	85,462	586	0.69	88,289	552	0.63
Amounts payable to unitholders in consolidated open-ended investment vehicles	18,961	2,057	10.85	21,059	244	1.16	18,620	602	3.23
Subordinated liabilities	22,330	1,864	8.35	24,975	2,091	8.37	29,332	2,475	8.44
Total interest-bearing liabilities of banking book	511,381	7,346	1.44	528,035	6,297	1.19	566,600	8,551	1.51
Total interest-bearing liabilities of trading book	50,700	534	1.05	61,560	750	1.22	54,980	529	0.96
Total interest-bearing liabilities	562,081	7,880	1.40	589,595	7,047	1.20	621,580	9,080	1.46
Interest-free liabilities
Non-interest bearing customer accounts	54,379			45,294			42,049
Other interest-free liabilities	163,688			158,852			157,824
Non-controlling interests and shareholders’ funds	48,677			49,254			44,008
Total average liabilities and interest expense	828,825	7,880	0.95	842,995	7,047	0.84	865,461	9,080	1.05

1	The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 2.70 per cent (2015: 2.76 per cent; 2014: 3.06 per cent).

Loans and advances to banks and customers include impaired lending; interest on this lending has been recognised using the effective interest rate method, as required by IAS 39.

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS

The following table allocates changes in net interest income between volume and rate for 2016 compared with 2015 and for 2015 compared with 2014.

Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2016 compared with 2015 Increase/(decrease)			2015 compared with 2014 Increase/(decrease)

	Total change	Volume	Rate	Total change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest receivable and similar income
Loans and receivables:
Loans and advances to banks	(16)	(56)	40	(9)	66	(75)
Loans and advances to customers	(1,066)	(212)	(854)	(1,550)	(1,408)	(142)
Debt securities	16	24	(8)	(2)	9	(11)
Available-for-sale financial assets	37	(7)	44	(232)	(165)	(67)
Held-to-maturity investments	34	–	34	197	–	197
Total banking book interest receivable and similar income	(995)	(251)	(744)	(1,596)	(1,498)	(98)
Total interest receivable and similar income on trading securities and other financial assets at fair value through profit or loss	(361)	(109)	(252)	(38)	124	(162)
Total interest receivable and similar income	(1,356)	(360)	(996)	(1,634)	(1,374)	(260)
Interest payable
Deposits by banks	25	1	24	(43)	(5)	(38)
Customer deposits	(779)	(96)	(683)	(1,481)	(318)	(1,163)
Liabilities to banks and customers under sale and repurchase agreements	4	10	(6)	(21)	22	(43)
Debt securities in issue	213	(4)	217	34	(20)	54
Amounts payable to unitholders in consolidated open-ended investment vehicles	1,813	(228)	2,041	(358)	28	(386)
Subordinated liabilities	(227)	(221)	(6)	(384)	(365)	(19)
Total banking book interest payable	1,049	(538)	1,587	(2,253)	(653)	(1,600)
Total interest payable on trading and other liabilities at fair value through profit or loss	(216)	(114)	(102)	221	80	141
Total interest payable	833	(652)	1,485	(2,032)	(573)	(1,459)
37

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK OVERVIEW

EFFECTIVE RISK MANAGEMENT, GOVERNANCE AND CONTROL

Managing risk effectively is fundamental to the Group’s strategy and to operating successfully. The Group is a simple, low risk, UK focused, retail and commercial bank with a culture founded on a prudent through-the-economic-cycle appetite for risk.

A strong risk management culture is crucial for sustainable growth and within Lloyds it is at the heart of everything the Group does.

The Group’s approach to risk is founded on an effective control framework which guides how its colleagues approach their work, the way they behave and the decisions they make. Risk appetite – defined as the amount and type of risk that the Group is prepared to seek, accept or tolerate – is approved by the Board and is embedded within policies, authorities and limits across the Group.

ACHIEVEMENTS IN 2016

The Group has continued to deliver against its strategic priorities in 2016, simplifying and strengthening the business whilst growing in targeted areas. Risk has created a strong foundation to enable this progress, ensuring the Group reacts appropriately to the ever changing macro-economic and regulatory environment. The Group’s prudent risk culture and appetite, along with close collaboration with the business, has enabled effective decision making and the achievement of a number of risk related deliverables in the year. These included:

Conduct

The Group’s conduct strategy programme was fully implemented in 2016, embedding conduct into the everyday management of its business, ensuring that the Group retains a consistent and relentless focus on delivering improved customer outcomes through an open transparent culture.

Capital strength

The Group continues to maintain a strong capital position, with an adjusted CET1 ratio (taking account of the dividend paid by the insurance business in February 2017) of 13.7 per cent, through a combination of strong statutory profit driven by good underlying profit and lower PPI, along with lower risk-weighted assets. Risk-weighted assets reduced by 3 per cent to £215 billion, reflecting the continued de-risking of the portfolio, and were primarily driven by active portfolio management including asset sales, an improvement in asset quality and capital efficient securitisation activity.

The Group was also subject to the UK stress testing run by the Bank of England; passing on all levels, with no capital inadequacies identified.

Asset quality

Effective risk management ensured asset quality remained strong with no deterioration in the underlying portfolio. The impairment charge increased to £645 million (2015: £568 million) with the asset quality ratio increasing slightly to 15 basis points, but this was largely due to lower provision releases and write-backs. The gross asset quality ratio remained unchanged at 28 basis points. The Group’s prudent risk appetite and robust risk management framework were also reflected in impaired loans, which reduced by over £1 billion to £8.5 billion, and the impaired loans ratio, which continued to fall and is now below 2 per cent.

RISK GOVERNANCE

The Board approves the Group’s overall RMF and sets risk appetite, both of which are designed to ensure that the Group manages its risks in the right way to achieve its agreed strategic objectives. It has a dedicated Risk Committee of Non-Executive Directors who keep the design and performance of the Group’s RMF under close and regular scrutiny and interact closely with the executive risk management committee operating at Group Executive

RISK AS A STRATEGIC DIFFERENTIATOR

Group strategy and risk appetite are developed together to ensure one informs the other to deliver on the Group’s purpose to help Britain prosper whilst becoming the best bank for customers.

Risks are identified, managed and mitigated using the Group’s comprehensive Risk Management Framework (RMF), (see page 39) and its clearly defined risk appetite, embedded in policies, authorities and limits provides a clear framework for effective business decision making. The principal risks the Group faces, which could significantly impact the delivery of its strategy, are discussed on pages 40 to 43.

The Group believes effective risk management can be a strategic differentiator, in particular:

Prudent approach to risk

Implementing a prudent approach to risk appetite across the Group, aligned to the embedding of a strong risk culture, driven both from the top and across the wider business, ensures the Group operates within risk appetite.

Strong control framework

The Group’s RMF acts as the foundation for the delivery of effective risk control and ensures that the Group risk appetite is continually developed and adhered to.

Business focus and accountability

Effective risk management is a key focus and is included in key performance measures against which individual business units are assessed. The business areas in the first line of defence are accountable for risk but with oversight from a strong and importantly independent, second line of defence Risk Division.

Effective risk analysis, management and reporting

Continuing to deliver close monitoring and stringent reporting to all levels of management and the Board on a regular basis ensures appetite limits are maintained and subject to stressed analysis at a risk type and portfolio level.

Sustainable growth

Embedding a risk culture that ensures proactive support and constructive challenge takes place across the business is important for delivering sustainable growth.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Committee level. The Board and senior management encourage a culture of transparency and openness to ensure that issues are escalated promptly to them where required.

The Board approved RMF and risk appetite are put into effect using an enterprise-wide framework which applies to every area of the business and covers all types of risk. The framework is designed to ensure the Group follows a consistent approach to risk management and reporting throughout, so that all risks are fully understood and managed in relation to its agreed risk appetite. It includes the Group’s policies, procedures, controls and reporting.

A high level structure is shown in the diagram below.

The framework is reviewed, updated and approved by the Board at least annually to reflect any changes in the nature of the Group’s business and external regulations, law, corporate governance and industry best practice. This helps to ensure the Group continues to meet responsibilities to its customers, shareholders and regulators.

The Group’s risk appetite and the policy framework define clear parameters within which its business units must operate in order to deliver the best outcome for customers and stakeholders. An updated risk appetite statement was approved by the Board in 2016.

The Board delegates authorities for risk management through the Group Chief Executive and the management hierarchy to individuals, an approach which is consistent with the focus of the Senior Managers and Certification Regime (SM&CR) on the principle of individual accountability. At a senior level, executives are supported in their decision making by a committee-based governance structure. The concept of individual accountability for risk management is embedded in the RMF and culture at every level, and guides the way all employees approach their work, behave and make decisions.

An important element of the framework is the maintenance of strong internal controls which are owned and operated by individual business areas. The Group’s risk governance arrangements supported the effective implementation of the requirements of the SM&CR which came into force in 2016.

OPERATING	AND FINANCIAL REVIEW AND PROSPECTS

THE MOST SIGNIFICANT RISKS WHICH COULD IMPACT THE DELIVERY OF THE GROUP’S LONG-TERM STRATEGIC OBJECTIVES AND RESPONSES, ARE DETAILED BELOW

The Group has considered many of the potential implications following the UK’s vote to leave the European Union and the impact to its customers, colleagues and products – as well as legal, regulatory, tax, finance and capital implications.

Continued uncertainty surrounding the political and macroeconomic environment remains but the potential impacts of external factors have been considered in all principal risks and uncertainties to ensure any material uncertainties continue to be monitored and are appropriately mitigated.

Principal risks and uncertainties are reviewed and reported regularly and no new risks have been identified in the year.

PRINCIPAL RISKS	KEY MITIGATING ACTIONS

CREDIT RISK

The risk that customers and/or other counterparties whom the Group has either lent money to or entered into a financial contract with, or other counterparties with whom the Group has contracted, fail to meet their financial obligations, resulting in loss to the Group.

Adverse changes in the economic and market environment the Group operates in or the credit quality and/or behaviour of its customers and counterparties could reduce the value of the Group’s assets and potentially increase its write downs and allowances for impairment losses, adversely impacting profitability.

Example:

–	Whilst the Group has a deep understanding of credit risks across its commercial, mortgage and other portfolios; a changing economic environment, e.g. interest rate rises, can impact on customer affordability and therefore the Group’s performance.
–	Credit policy, incorporating prudent lending criteria, aligned with Board approved risk appetite, to effectively manage risk.

–	Robust risk assessment and credit sanctioning to ensure the Group lend appropriately and responsibly.

–	Extensive and thorough credit processes and controls to ensure effective risk identification, management and oversight.

–	Effective, well-established governance process supported by independent credit risk assurance.

–	Early identification of signs of stress leading to prompt action in engaging the customer.

REGULATORY AND LEGAL RISK

The risks of changing legislation, regulation, policies, voluntary codes of practice and their interpretation in the markets in which the Group operates can have a significant impact on the Group’s operations, business prospects, structure, costs and/or capital requirements and ability to enforce contractual obligations.

Examples:

–	Increased regulatory oversight and Prudential regulatory requirements.

–	Increased legislative requirements, such as ring-fencing legislation.
–	Ensure the Group develops comprehensive plans for delivery of all legal and regulatory changes and tracks their progress. Group-wide projects implemented to address significant impacts.

–	Continued investment in people, processes, training and IT to assess impact and help meet legal and regulatory commitments.

–	Engage with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations.

CONDUCT RISK

Conduct risk can arise from a number of areas including selling products to customers which do not meet their needs; failing to deal with customers’ complaints effectively; not meeting customers’ expectations; and exhibiting behaviours which do not meet market or regulatory standards.

Example:

–	The most significant conduct cost in recent years has been PPI mis-selling.
–	Conduct risk appetite metrics provide a granular view on how the Group’s products and services are performing for customers.

–	Product approval, review processes and outcome testing supported by conduct management information.

–	Learning from past mistakes through root cause analysis and clear customer accountabilities for colleagues, with rewards driven by customer-centric metrics.

–	The development of a refined framework for addressing thematic issues impacting customers in vulnerable circumstances.

OPERATIONAL RISK

The Group faces significant operational risks which may result in financial loss, disruption of services to customers, and damage to the Group’s reputation. These include the availability, resilience and security of core IT systems and the potential for failings in customer processes.

Examples:

–	A resilient IT environment is critical to providing reliable services to customers and enabling sustainable growth.

–	The dynamic threat posed by cyber risk on the integrity of electronic data or the availability of systems.
–	Continual review of the Group’s IT environment to ensure that systems and processes can effectively support customers’ requirements.

–	Enhancing the resilience of systems that support critical business processes with independent verification of progress on an annual basis.

–	Investing in enhanced cyber controls to protect against external threats to the confidentiality or integrity of electronic data, or the availability of systems and responding to findings from third party industry testing.

PEOPLE RISK

Key people risks include the risk that the Group fails to maintain organisational skills, capability, resilience and capacity levels in response to increasing volumes of organisational, political and external market change.

Example:

–	Inability to attract or retain colleagues with key skills could impact the achievement of business objectives.
–	Focused action to attract, retain and develop high calibre people. Delivering initiatives which reinforce behaviours to generate the best outcomes for customers and colleagues.

–	Managing organisational capability and capacity to ensure there are the right skills and resources to meet customers’ needs.

–	Effective remuneration arrangements to promote appropriate colleague behaviours and meet regulatory expectations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

KEY RISK INDICATORS	ALIGNMENT TO STRATEGIC PRIORITIES AND FUTURE FOCUS
Impairment charge Impaired assets

Delivering sustainable growth

Read more on page 53

The Group has a conservative and well balanced UK credit portfolio, managed through the economic cycle and supported by strong credit portfolio management.

Credit risk decisions are consistent, fair and responsible, taking account of customers’ circumstances. The Group supports sustainable growth and meeting targets in the Helping Britain Prosper Plan while staying within prudent risk appetite.

Impairments remain below long term levels and are expected to increase as the level of write-backs and releases normalise. Emerging credit risks that have the potential to increase impairment include the global and UK economic environment, in particular increasing interest rates, as it can impact customer and counterparties’ affordability.

Mandatory, legal and regulatory investment spend

Delivering sustainable growth

Read more on page 108

The Group is committed to operating sustainably and responsibly, and commit significant resource and expense to ensure the Group meets its legal and regulatory obligations.

The Group responds as appropriate to impending legislation and regulation and associated consultations and participates in industry bodies. The Group continues to be subject to significant ongoing and new legislation, regulation and court proceedings.

Conduct risk appetite metric performance-Group

Creating the best customer experience

Read more on page 86

As the Group transforms and simplifies the business, minimising conduct risk is critical to achieving its strategic goals and meeting market and regulatory standards.

The successful transition of the Group’s customer-focused Conduct Strategy into Business as Usual, following robust review by the Group Customer First Committee, supports the Group’s vision of being the best bank for customers, enabling the creation of the best customer experience through learning from past mistakes.

Availability of core systems

Creating the best customer experience

Read more on page 93

The Group recognises that resilient and secure technology is critical to creating the best customer experience and maintaining trust across the wider industry.

The availability and resilience of IT systems remains a key strategic priority and the Cyber programme continues to focus on enhancing cyber security controls. The control environment is regularly assessed through internal and third party testing.

Best bank for customers index

Creating the best customer experience

Read more on page 110

Continued regulatory change relating to personal accountability and remuneration rules could affect the Group’s ability to attract and retain the calibre of colleagues required to meet changing customer needs. The Group continues to focus on developing colleagues, their capabilities and skills in order to create the best customer experience and to respond quickly to the rapidly evolving change in customers’ decision making, in an increasingly digital marketplace.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

PRINCIPAL RISKS	KEY MITIGATING ACTIONS

INSURANCE RISK

Key insurance risks within the Insurance business are longevity, persistency and property insurance. Longevity risk is expected to increase as the Group’s presence in the bulk annuity market increases. Longevity is also the key insurance risk in the Group’s Defined Benefit Pension Schemes.

Examples:

–	Increases in life expectancy (longevity) beyond current assumptions will increase the cost of annuities and pension scheme benefits.

–	Uncertain property insurance claims impact Insurance earnings and capital, e.g. extreme weather conditions, such as flooding, can result in high property damage claims.
–	Processes for underwriting, claims management, pricing and product design seek to control exposure. Longevity and bulk pricing experts support the bulk annuity proposition.
–	The merits of longevity risk transfer and hedging solutions are regularly reviewed for both the Insurance business and the Group’s Defined Benefit Pension Schemes.
–	Property insurance exposures are mitigated by a broad reinsurance programme.

CAPITAL RISK

The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

Example:

–	A worsening macroeconomic environment could lead to adverse financial performance, which could deplete capital resources and/or increase capital requirements due to a deterioration in customers’ creditworthiness.
–	A comprehensive capital management framework that sets and monitors capital risk appetite, including dividend policy appropriately.
–	Close monitoring of capital and leverage ratios to ensure the Group meets current and future regulatory requirements.
–	Comprehensive stress testing analysis to evidence capital adequacy under various adverse scenarios.

FUNDING AND LIQUIDITY RISK

The risk that the Group has insufficient financial resources to meet commitments as they fall due, or can only secure them at excessive cost.

Example:

–	The Group’s funding and liquidity position is underpinned by a significant and stable customer deposit base and is supported by strong relationships with corporate customers and certain wholesale market segments. A deterioration in either the Group’s or the UK’s credit rating, or a sudden and significant withdrawal of customer deposits, would adversely impact the Group’s funding and liquidity position.

–	Holding liquid assets to meet potential cash and collateral outflows, regulatory requirements and maintaining a further pool of secondary assets that can be used to access central bank liquidity facilities.
–	Undertaking daily monitoring against a number of market and Group-specific early warning indicators, maintaining a contingency funding plan detailing actions and strategies available in stressed conditions.

GOVERNANCE RISK

Against a background of increased regulatory focus on governance and risk management, the most significant challenges arise from the requirement to improve the resolvability of the Group and to ring-fence core UK financial services and activities from January 2019 and further requirements under the SM&CR which come into force from March 2017.

Example:

–	Non-compliance with or breaches of ring-fencing, resolution and SM&CR requirements will result in legal and regulatory consequences.

–	Leveraging the Group’s considerable change experience to meet ring-fencing and resolution planning requirements and the continuing evolution of SM&CR.
–	Programme in place to address ring-fencing and resolution planning. In close and regular contact with regulators to develop plans for the Group’s anticipated operating and legal structure.
–	Evolving risk and governance arrangements that continue to be appropriate to comply with regulatory objectives.

MARKET RISK

The risk that the Group’s capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the Banking business, equity and credit spreads in the Insurance business, and credit spreads in the Group’s Defined Benefit Pension Schemes.

Examples:

–	Earnings are impacted by the Group’s ability to forecast and model customer behaviour accurately and establish appropriate hedging strategies.
–	The Insurance business is exposed indirectly to equity through the value of future management charges on policyholder funds. Credit spread risk within the Insurance business primarily arises from bonds and loans used to back annuities. Credit spreads affect the value of the Group’s Defined Benefit Pension Schemes’ liabilities.
–	Structural hedge programmes implemented to manage liability margins and margin compression, and the Group’s exposure to Bank Base Rate.
–	Equity and credit spread risks are closely monitored and, where appropriate, asset liability matching is undertaken to mitigate risk.
–	The Group’s Defined Benefit Pension Schemes have increased their credit allocation and hedged against nominal rate/inflation movements.
–	Stress and scenario testing of Group risk exposures.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

KEY RISK INDICATORS	ALIGNMENT TO STRATEGIC PRIORITIES AND FUTURE FOCUS
Insurance (Life and Pensions) present value of new business premiums Insurance (General Insurance) gross written premiums

Creating the best customer experience

Read more on page 109

The Group is committed to meeting the changing needs of customers by working to provide a range of insurance products via multiple channels. The focus is on creating the best customer experience by helping customers protect themselves today whilst preparing for a secure financial future.

Strategic growth initiatives within Insurance are developed and managed in line with a defined risk appetite, aligned to the Group risk appetite and strategy.

Common equity tier 1 ratio[1,2] Leverage ratio[2]

Delivering sustainable growth

Read more on page 101

Ensuring the Group holds an appropriate level of capital to maintain financial resilience and market confidence, underpins its strategic objectives of supporting the UK economy and delivering sustainable growth.

Looking ahead, there are a number of regulatory capital framework changes which are yet to be finalised. These changes are being monitored closely as there is a risk that these could lead to higher capital requirements in the longer term.

Regulatory liquidity Loan to deposit ratio

Delivering sustainable growth

Read more on page 95

The Group maintains a strong funding position in line with its low risk strategy. The Group’s funding position has been significantly strengthened in recent years and the loan to deposit ratio remains within its target range.

Liquid assets now exceed the Group’s total wholesale funding. This provides a substantial buffer in the event of a market-wide stress which could reduce options to fund the Group’s balance sheet in future.

N/A

Delivering sustainable growth

Read more on page 111

Ring-fencing will ensure the Group becomes safer and continues to create the best customer experience by providing further protection to core Retail and SME deposits, increasing transparency of the Group’s operations and facilitating the options available in resolution.

Resolution planning is intended to reduce the probability of failure and, through ensuring continuity of critical banking services, the impact on customers should the Group fail.

The Group’s Governance framework and strong culture of ownership and accountability enabled effective, on time, compliance with the SM&CR requirements which came into force from March 2016 and preparation for the SM&CR Certification requirements effective from March 2017.

Pension surplus/(deficit)

Delivering sustainable growth

Read more on page 87

The Group manages exposure to movements in market rates throughout the year, leading the Group to promote low volatility earnings and offer a comprehensive customer proposition with market risk hedging strategies to support strategic aims, including delivering sustainable growth.

Mitigating actions are implemented to reduce the impact of market movements, resulting in a more stable capital position. This allows the Group to more efficiently utilise available capital resources to deliver sustainable growth.

Consistent with similar pension schemes, the Group’s Defined Benefit Pension Schemes were adversely impacted by the credit spread volatility in the third quarter of 2016. The interest rate and inflation hedging programmes remain effective.

1	This key risk indicator is also a key performance indicator (KPI).

2	The CET1 and leverage ratios at 31 December 2016 and 31 December 2015 are reported on an adjusted basis, including dividends paid by the Insurance business in February 2017 and February 2016 respectively, in relation to prior year earnings.
43

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK MANAGEMENT IS AT THE HEART OF THE GROUP’S STRATEGY TO BECOME THE BEST BANK FOR CUSTOMERS

THE GROUP’S MISSION IS TO SUPPORT THE BUSINESS IN DELIVERING SUSTAINABLE GROWTH. THIS IS ACHIEVED THROUGH INFORMED RISK DECISION MAKING AND SUPERIOR RISK AND CAPITAL MANAGEMENT, SUPPORTED BY A CONSISTENT RISK-FOCUSED CULTURE

The risk overview (pages 38 to 43) provides a summary of risk management within the Group. It highlights the important role of risk as a strategic differentiator, risk achievements in 2016 along with a brief overview of the Group’s risk governance structure and the principal risks faced by the Group and key mitigating actions.

This full risk management section provides a more in-depth picture of how risk is managed within the Group, detailing the Group’s emerging risks, approach to stress testing, risk governance, committee structure, appetite for risk (pages 44 to 51) and a full analysis of the primary risk drivers (pages 52 to 112) – the framework by which risks are identified, managed, mitigated and monitored.

Each risk driver is described and managed using the following standard headings: definition, exposures, measurement, mitigation and monitoring.

THE GROUP’S APPROACH TO RISK

The Group operates a prudent approach to risk with rigorous management controls to support sustainable business growth and minimise losses. Through a strong and independent risk function (Risk Division) a robust control framework is maintained to identify and escalate current and emerging risks to support sustainable business growth within Board Risk Appetite and through good risk reward decision making.

Risk culture

The Board ensures that senior management implements risk policies and risk appetites that either limit or, where appropriate, prohibit activities, relationships and situations that could be detrimental to the Group’s risk profile.

As part of a conservative business model that embodies a risk culture founded on a prudent approach to managing risk, the Group reviewed its Codes of Business and Personal Responsibility in 2016 reinforcing its approach where colleagues are accountable for the risks they take and where the needs of customers are paramount.

The focus remains on building and sustaining long-term relationships with customers cognisant of the economic climate.

Risk appetite

Risk appetite is defined as ‘the amount and type of risk that the Group is prepared to seek, accept or tolerate.’

Risk appetite is documented in a Board Risk Appetite Statement which is reviewed by the Board Risk Committee and approved annually by the Board.

The Board metrics are supported by more detailed sub-Board functional and divisional risk appetite metrics.

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

Board Risk Appetite includes the following areas:

–	Credit – the Group has a conservative and well balanced credit portfolio through the economic cycle.

–	Conduct – the Group’s product design and sales practices ensure that products are transparent and meet customer needs.

–	Market – the Group takes minimal proprietary trading risk, reflecting the customer focused nature of the Group’s activities.

–	Operational – the Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these.

–	Funding and liquidity – the Group maintains a prudent liquidity profile to ensure it can survive under stressed conditions, and a balance sheet structure that limits its reliance on potentially volatile sources of funding.

–	Capital and earnings – the Group maintains capital levels commensurate with a prudent level of solvency, even under stressed conditions. It aims to deliver consistent and high quality earnings and has low appetite for earnings shocks or surprises from any risk type.

–	Regulatory and legal – the Group complies with all relevant regulation and all applicable laws (including Codes of Practice which could have legal implications) and/or legal obligations.

–	People – the Group leads responsibly and proficiently, manages its people resource effectively, supports and develops colleague talent, and meets legal and regulatory obligations related to its people.

–	Financial reporting – the Group meets regulatory reporting and tax requirements in jurisdictions where it operates and ensures the timely and transparent disclosure and dissemination of information relating to its listed debt or equity.
44

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Governance – the Group has governance arrangements that support the effective long-term operation of the business, maximise shareholder value and meet regulatory and societal expectations.

–	As a separate regulated entity with its own Board, the Insurance business has its own Risk Appetite and maintains its own Risk Appetite framework, aligned to the Group Risk Appetite framework

GOVERNANCE AND CONTROL

–	The Group’s approach to risk is founded on a robust control framework and a strong risk management culture which are the foundation for the delivery of effective risk management and guide the way all employees approach their work, behave and make decisions.

–	Governance is maintained through delegation of authority from the Board down to individuals through the management hierarchy. Senior executives are supported by a committee based structure which is designed to ensure open challenge and support effective decision making.

–	The Group’s risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated where needed to ensure they remain fully in line with regulations, law, corporate governance and industry good-practice.

–	The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by both the Board and senior management.

–	Board-level engagement, coupled with the direct involvement of senior management in Group-wide risk issues at Group Executive Committee level, ensures that escalated issues are promptly addressed and remediation plans are initiated where required.

–	Line management is directly accountable for identifying and managing risks in their individual businesses, ensuring that business decisions strike an appropriate balance between risk and reward consistent with the Group’s risk appetite.

–	Clear responsibilities and accountabilities for risk are defined across the Group through a Three Lines of Defence model which ensures effective independent oversight and assurance in respect of key decisions.

RISK DECISION MAKING AND REPORTING

–	Taking risks which are well understood, consistent with strategy and with appropriate return is a key driver of shareholder value.

–	Risk analysis and reporting supports the identification of opportunities as well as risks.

–	An aggregate view of the Group’s overall risk profile, key risks and management actions, and performance against risk appetite, is reported to and discussed monthly at the Group Risk Committee (and a subset at the Group Asset and Liability Committee), with regular reporting to the Board Risk Committee and the Board.

–	Rigorous stress testing exercises are carried out to assess the impact of a range of adverse scenarios with different probabilities and severities to inform strategic planning.

–	The Chief Risk Officer regularly informs the Board Risk Committee (BRC) of the aggregate risk profile and as a member of the Board, has direct access to the Chairman and members of BRC.

Table 1.1: Exposure to risk arising from the business activities of the Group

The table below provides a high level guide to how the Group’s business activities are reflected in its risk measures and balance sheet. Details of the business activities for each division are provided in the Divisional Results on pages 28 to 34.

	Retail £bn	Commercial Banking £bn	Consumer Finance £bn	Run-off £bn	Central Items[1] £bn	Insurance[2] £bn	Group £bn
Risk-weighted assets (RWAs)
– Credit risk	39.7	78.2	28.6	8.3	11.9	–	166.7
– Counterparty credit risk[3]	–	8.6	–	–	1.0	–	9.6
– Market risk	–	3.1	–	–	–	–	3.1
– Operational risk	15.5	6.1	3.5	0.2	–	–	25.3
Total (excluding threshold)	55.2	96.0	32.1	8.5	12.9	–	204.7
– Threshold[4]	–	–	–	–	10.7	–	10.7
Total	55.2	96.0	32.1	8.5	23.6	–	215.4

1	Central Items include assets held outside the main operating divisions, including exposures relating to Group Corporate Treasury which holds the Group’s liquidity portfolio, and Group Operations.

2	As a separate regulated business, Insurance maintains its own regulatory solvency requirements, including appropriate management buffers, and reports directly to the Insurance Board. Insurance does not hold any RWAs, as its assets are removed from the Banking Group’s regulatory capital calculations. However, part of the Group’s investment in Insurance is included In the calculation of Threshold RWAs, subject to CRD IV rules, while the remainder is taken as a capital deduction.

3	Exposures relating to the default fund of a central counterparty and credit valuation adjustment risk are included in counterparty credit risk.

4	Threshold is presented on a fully loaded CRD IV basis. Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of deducted from CET1 capital. Significant investments primarily arise from the investment in the Group’s Insurance business.

PRINCIPAL RISKS

The Group’s principal risks are shown in the risk overview (pages 40 to 43). The Group’s emerging risks are shown overleaf. Full analysis of the Group’s risk drivers is on pages 52 to 112.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EMERGING RISKS

The Group considers the following to be risks that have the potential to increase in significance and affect the performance of the Group.

These risks are considered alongside the Group’s operating plan.

Risk	Key mitigating actions
Regulatory and legal: The industry continues to witness increased government and regulatory intervention in the financial sector with increasing regulatory rules and laws from both the UK and overseas affecting the Group’s operation.

–  The Group continues to embed the strategic conduct agenda across all areas ensuring that the customer is at the heart of the Group’s business planning, whilst working closely with regulatory authorities and industry bodies to ensure that the Group can identify and respond to the evolving regulatory and legal landscape.

–  Programmes in place to deliver regulatory and legal change requirements.

Macroeconomic headwinds and political uncertainties: Political uncertainties over the UK’s relationship with EU Countries remains with US election outcomes and European elections adding to a globally uncertain political and macroeconomic outlook.

–  Internal contingency plans recalibrated and regularly reviewed for potential strategic, operational and reputational impacts.

–  Engagement with politicians, officials, media, trade and other bodies to reassure the Group’s commitment to Helping Britain Prosper.

–  Wide array of risks considered in setting strategic plans.

–  Capital and Liquidity is reviewed regularly through committees, ensuring compliance with risk appetite/regulatory requirements.

IT resilience and cyber: Increasing digitisation places greater reliance on the provision of resilient and secure services to customers. Potential increases in the volume of cyber-attacks could disrupt service for customers, causing financial loss/reputational damage.

–  Continued delivery of cyber control framework and investment in Cyber programme.

–  Operational Resilience activities will be combined with currency upgrades to form a new Technology Resilience programme.

Response to market changes (agility): As technology and customer needs change, the typical banking model is evolving and as such, operational complexity has the potential to restrict the Group’s speed of response.

–  Organisational and behavioural effectiveness is regularly reviewed, ensuring simplicity/efficiency, supporting the Group’s strategy.

–  Sustained and continuing investment in digital capability and customer channels; plans updated to reflect market trends/customer behaviour.

Strategic use of customer data: Impacts of Data Regulation in respect of data sharing, data privacy and data loss, noting the need to defend against dynamic external challengers and consumer expectations. Failure to address growth in data movement or understand the Supply Chain/Third party controls may increase exposure to Cyber/Fraud leading to conduct/reputational issues.

–  Assessment of the possible impacts of legislation is ongoing; delivery of enhanced systems and processes to fulfil related regulatory requirements.

–  Chief Data Officer reviewing operating model and identifying opportunities to enhance the associated control environment.

Ring-fencing: Legislation and rules impact the business and operating model and cost of serving customers effectively. EU Exit/ heightened implementation risk may require a change to target business/ operational model adding complexity, timescales and execution costs.

–  Updates reported to Board and GEC on key components of non ring-fence programmes.

–  The Group is actively engaged with HM Treasury, the PRA and FCA to ensure that it is able to fully implement the restructuring required to implement ring-fencing by the January 2019 deadline.

Resolution: Plans are in place to deliver on bail-in-able debt (MREL) for the Group by 1 January 2022 (interim target 1 January 2020); uncertainty surrounds investor appetite/pricing as many banks will approach the same investor base over a similar period.	– Early engagement with investors; capitalising on the Group’s name in the market, and spread issuance over the time window available.

Geopolitical shocks: Current uncertainties could further impede the global economic recovery. Events in China, Russia, the Middle-East, as well as terrorist activity, have the potential to worsen economic outlook and funding conditions.

–  Risk appetite criteria limits single counterparty bank/non-bank exposures complemented by a UK-focused strategy.

–  Financial Stability Forum develops and maintains Stability Response Plan; acting as a Rapid Reaction Group, when external crises occur.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAPITAL STRESS TESTING

OVERVIEW

Stress testing is recognised as a key risk management tool within the Group by the Board, senior management, the businesses and the Risk and Finance functions. It is fully embedded in the planning process of the Group as a key activity in medium term planning and senior management is actively involved in stress testing activities via a strict governance process.

The Group uses scenario stress testing for:

Risk identification:

–	To understand key vulnerabilities of the Group under adverse economic conditions.

Risk appetite:

–	Assess the results of the stress test against the Group’s risk appetite to ensure the Group is managed within its risk parameters.

–	Inform the setting of risk appetite by assessing the underlying risks under stress conditions.

Strategic and capital planning:

–	Allow senior management and the Board to adjust strategies if the plan does not meet risk appetite in a stressed scenario.

–	Support the Internal Capital Adequacy Assessment Process (ICAAP) by demonstrating capital adequacy, and meet the requirements of regulatory stress tests that are used to inform the setting of the Group’s PRA and management buffers (see Capital Risk on pages 101 to 108).

Risk mitigation:

–	Drive the development of potential actions and contingency plans to mitigate the impact of adverse scenarios. Stress testing also links directly to the Group’s Recovery Planning process.

REGULATORY STRESS TESTS

During 2016, the Group was subject to the European Banking Authority’s Europe-wide stress test with the Group’s results significantly above minimum capital requirements. The concurrent UK stress test run by the Bank of England was also undertaken in 2016. As announced in November, the Group comfortably exceeded the capital thresholds set by the Prudential Regulation Authority and was not required to take any action as a result of this test.

INTERNAL STRESS TESTS

At least on an annual basis, the Group conducts macroeconomic stress tests of the operating plan, which is supplemented with higher-level refreshes if necessary. The exercise aims to highlight the key vulnerabilities of the Group’s business plan to adverse changes in the economic environment, and to ensure that there are adequate financial resources in the event of a downturn.

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

OTHER STRESS TESTING ACTIVITY

The Group’s stress testing programme also involves undertaking assessment of liquidity scenarios, market risk sensitivities and scenarios and business specific scenarios (see the principal risks on pages 52 to 112 for further information on risk specific stress testing). If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide ranging programme provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group.

METHODOLOGY

The stress tests at all levels must comply with all regulatory requirements, achieved through comprehensive construction of macroeconomic scenarios and a rigorous divisional, functional, risk and executive review and challenge process, supported by analysis and insight into impacts on customers and business drivers.

The engagement of all required Risk and Finance areas is built into the preparation process, so that the appropriate analysis of each risk driver’s impact upon the business plans is understood and documented. The methodologies and modelling approach used for stress testing ensure that a clear link is shown between the macroeconomic scenarios, the business drivers for each area and the resultant stress testing outputs. All material assumptions used in modelling are documented and justified, with a clearly communicated review and sign-off process. Modelling is supported by expert judgement and is subject to the Group Model Governance Policy.

GOVERNANCE

Clear accountabilities and responsibilities for stress testing are assigned to senior management and the Risk and Finance functions throughout the Group. This is formalised through the Group Business Planning and Stress Testing Policy and Procedure, which are reviewed at least annually.

The Group Financial Risk Committee (GFRC), chaired by the Chief Risk Officer and attended by the Chief Financial Officer and other senior Risk and Finance colleagues, is the Committee that has primary responsibility for overseeing the development and execution of the Group’s stress tests.

The review and challenge of the detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs conclude with the divisional Finance Director’s, appropriate Risk Director’s and Managing Director’s sign-off. The outputs are then presented to GFRC, Group Asset and Liability Committee/Group Risk Committee/Group Executive Committee and Board Risk Committee for Group-level executive review and challenge, before being approved by the Board.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

HOW RISK IS MANAGED IN LLOYDS BANKING GROUP

The Group’s Risk Management Framework (RMF) (see risk overview, page 38) is structured around the following nine components which meet and align with the industry-accepted internal control framework issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The RMF provides the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across the Group.

Role of the Board and senior management

Key responsibilities of the Board and senior management include:

–	setting risk appetite and approval of the RMF;

–	approval of Group-wide risk principles and policies;

–	the cascade of delegated authority (for example to Board sub-committees and the Group Chief Executive); and

–	effective oversight over risk management consistent with the risk appetite.

Risk appetite

–	Risk appetite is defined within the Group as ‘the amount and type of risk that the Group is prepared to seek, accept or tolerate’ (see The Group’s approach to Risk page 44).

GOVERNANCE FRAMEWORKS

–	The Policy framework is founded on Board-approved key principles for the overall management of risk in the organisation, which are aligned with Group strategy and risk appetite and based on a current and comprehensive risk profile that identifies all material risks to the organisation. The principles are underpinned by a hierarchy of policies which define mandatory requirements for risk management and control which are consistently implemented across the Group.

–	The risk committee governance framework is outlined below.

Three Lines of Defence model – the RMF is implemented through a ‘Three Lines of Defence’ model which defines clear responsibilities and accountabilities and ensures effective independent oversight and assurance activities take place covering key decisions.

–	Business lines (first line) have primary responsibility for risk decisions, identifying, measuring, monitoring and controlling risks within their areas of accountability. They are required to establish effective governance, and control frameworks for their business to be compliant with Group Policy requirements, to maintain appropriate risk management skills, mechanisms and toolkits, and to act within Group risk appetite parameters set and approved by the Board.

–	Risk Division (second line) is a centralised function providing oversight and independent constructive challenge to the effectiveness of risk decisions taken by business management, providing proactive advice and guidance, reviewing challenging and reporting on the risk profile of the Group and ensuring that mitigating actions are appropriate.

–	Group Audit (third line) provides independent and objective assurance designed to add value and improve the organisation’s operations. It helps the Group accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control and governance processes. Group Audit provides independent assurance to the Audit Committee and the Board that risks within the Group are recognised, monitored and managed within acceptable parameters. Group Audit is fully independent of the business and the Risk Division, and seeks to ensure objective challenge to the effectiveness of the risk governance framework.

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

Risk Division, headed by the Chief Risk Officer, consists of eight Risk Directors and their specialist teams. These teams provide oversight and independent challenge to business management and support senior management and the Board with independent reporting on risks and opportunities. Risk Directors, responsible for each risk type, meet on a regular basis under the chairmanship of the Chief Risk Officer to review and challenge the risk profile of the Group and to ensure that mitigating actions are appropriate.

The Chief Risk Officer is accountable for developing and leading an industry-wide recognised Risk function that adds value to the Group by:

–	providing a regular comprehensive view of the Group’s risk profile, both current and emerging key risks, and management actions;

–	(with input from the business areas and Risk Division) proposing Group risk appetite to the Board for approval, and overseeing performance of the Group against risk appetite;

–	developing an effective RMF which meets regulatory requirements for approval by the Board, and overseeing execution and compliance; and

–	challenging management on emerging risks and providing expert risk and control advice to help management maintain an effective risk and control framework.
48

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Risk Directors:

–	provide independent advice, oversight and challenge to the business;

–	design, develop and maintain policies, specific functional risk type frameworks and guidance to ensure alignment with business imperatives and regulatory requirements;

–	establish and maintain appropriate governance structures, culture, oversight and monitoring arrangements which ensure robust and efficient compliance with relevant risk-type risk appetites and policies;

–	lead regulatory liaison on behalf of the Group including horizon scanning and regulatory development for their risk type; and

–	propose risk appetite and oversight of the associated risk profile across the Group.

Risk identification, measurement and control – the process for risk identification, measurement and control is integrated into the overall framework for risk governance. Risk identification processes are forward looking to ensure emerging risks are identified. Risks are captured in comprehensive risk logs/ registers, and measured using robust and consistent quantification methodologies. The measurement of risks includes the application of stress testing and scenario analysis, and considers whether relevant controls are in place before risks are incurred.

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

All business areas complete a Control Effectiveness Review (CER) annually, reviewing the effectiveness of their internal controls and putting in place a programme of enhancements where appropriate. The CER reports are approved at Divisional Risk Committees or directly by the relevant member of the Group Executive Committee to confirm the accuracy of the assessment. This key process is overseen and independently challenged by Risk Division, reviewed by Group Audit against the findings of its assurance activities, and reported to the Board.

Risk culture – supporting the formal frameworks of the RMF is the underlying culture, or shared behaviours and values, which sets out in clear terms what constitutes good behaviour and good practice. In order to effectively manage risk across the organisation, the functions encompassed within the Three Lines of Defence have a clear understanding of risk appetite, business strategy and an understanding of (and commitment to) the role they play in delivering it. A number of levers are used to reinforce the risk culture, including tone from the top, clear accountabilities, effective communication and challenge and an appropriately aligned performance incentive and structure.

Risk resources and capabilities – appropriate mechanisms are in place to avoid over-reliance on key personnel or system/technical expertise within the Group. Adequate resources are in place to serve customers both under normal working conditions and in times of stress, and monitoring procedures are in place to ensure that the level of available resource can be increased if required. Colleagues undertake appropriate training to ensure they have the skills and knowledge necessary to enable them to deliver fair outcomes for customers, being mindful of the Group’s strategic conduct agenda, Customer Treatment Policy/Standards and Financial Conduct Authority requirements.

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

Table 1.2: Risk governance structure

GROUP CHIEF EXECUTIVE COMMITTEES	BUSINESS AREA PRINCIPAL ENTERPRISE RISK COMMITTEES	RISK DIVISION COMMITTEES AND GOVERNANCE

Group Executive Committee (GEC)

Group Risk Committee (GRC)

Group Asset and Liability Committee (GALCO)

Group Customer First Committee

Group Cost Management Committee

Conduct Review Committee

Executive Compensation Committee

Responsible Business Management Committee

Retail Risk Committee

Consumer Finance Risk Committee

Customer Products and Markets Risk

Committee

Commercial Banking Risk Committee

Digital Risk Committee

Insurance Risk Committee

Finance Risk Committee

Group Operations Risk Committee

Group Functions Executive/Risk Committees

Risk Division Risk Committee

Credit Risk

– Executive Credit Approval Committee

– Commercial Banking Credit Risk Committees

– Retail & Consumer Credit Risk Committees

Market Risk

– Group Market Risk Committee

Conduct, Compliance and Operational Risk

– Group Conduct, Compliance & Operational Risk Committee

Fraud and Financial Crime Risk

– Group Financial Crime Prevention Committee

– Group Fraud Committee

Financial Risk

– Group Financial Risk Committee

Capital Risk

– Group Capital Risk Committee

Model Risk

– Group Model Governance Committee

Insurance Risk through the governance arrangements for Insurance Group

(Insurance Group is a separate regulated entity with its own Board, governance structure and Chief Risk Officer)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BOARD, EXECUTIVE AND RISK COMMITTEES

The Group’s risk governance structure (see table 1.2) strengthens risk evaluation and management, while also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.

Assisted by the Board Risk and Audit Committees, the Board approves the Group’s overall governance, risk and control frameworks and risk appetite. Refer to the Corporate Governance section on pages 152 to 176, for further information on Board committees.

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

Table 1.3: Executive and Risk Committees

The Group Chief Executive is supported by the following:

Committees	Risk focus
Group Executive Committee (GEC)	Supports the Group Chief Executive in exercising his authority in relation to material matters having strategic, cross-business area or Group-wide implications.
Group Risk Committee (GRC)	Reviews and recommends the Group’s risk appetite and governance, risk and control frameworks, material Group policies and the allocation of risk appetite. The committee also regularly reviews risk exposures and risk/reward returns and approves material risk models.
Group Asset and Liability Committee (GALCO)	Responsible for the strategic management of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. It is also responsible for the risk management framework for market risk, liquidity risk, capital risk and earnings volatility.
Group Customer First Committee (GCFC)	Provides a Group-wide perspective on the progress of Group’s, Divisions’ and Functions’ implementation of initiatives which enhance the delivery of customer outcomes and customer trust, and set and promote the appropriate tone from the top to fulfil the Group’s vision to become the best bank for customers and Help Britain Prosper.
Group Cost Management Committee	Leads and shapes the Group’s approach to cost management, ensuring appropriate governance and process over Group-wide cost management activities and effective control of the Group’s cost base.
Conduct Review Committee	Provides oversight and challenge in connection with the Group’s engagement with conduct review matters as agreed with the Group Chief Executive.
Executive Compensation Committee	Provides governance and oversight for Group-wide remuneration matters and policies.
Responsible Business Management Committee	Recommends and implements the strategy and plans to deliver the Group’s aspiration to be a leader in responsible business as part of the objective of helping Britain prosper.
The Group Risk Committee is supported through escalation and ongoing reporting by business area risk committees, cross-divisional committees addressing specific matters of Group-wide significance and the following Risk committees which ensure effective oversight of risk management:
Credit Risk Committees	Responsible for the development and effectiveness of the relevant credit risk management framework, clear description of the Group’s credit risk appetite, setting of credit policy, and compliance with regulatory credit requirements.
Group Market Risk Committee (GMRC)	Monitors and reviews the Group’s aggregate market risk exposures and concentrations and provides a proactive and robust challenge around business activities giving rise to market risks.
Group Conduct, Compliance and Operational Risk Committee	Responsible for monitoring breaches, material events and risk issues and conducting deep dive assessments on specific Conduct, Compliance or Operational Risk subjects to inform corrective action along with the sharing of information and best practice.
Group Financial Crime Prevention Committee	Reviews and challenges the management of financial crime risk including the overall strategy and performance and engagement with financial crime authorities. The committee is accountable for ensuring that, at Group level, financial crime risks are effectively identified and managed within risk appetite and that strategies for financial crime prevention are effectively co-ordinated and implemented across the Group.
Group Fraud Committee	Is responsible for ensuring that the development and application of fraud risk management complies with the Group’s strategic aims and risk appetite, and broader corporate responsibilities. The committee provides direction and focus to priorities which enhance the Group’s fraud risk management capabilities in line with business and customer objectives, including engagement with external fraud detection and prevention bodies.
Group Financial Risk Committee	Responsible for reviewing, challenging and recommending to GEC/GRC/GALCO, the Group Individual Liquidity Adequacy Assessment and Internal Capital Adequacy Assessment Process (ICAAP) submissions, the Group Recovery Plan, and the annual stress testing of the Group’s operating plan, PRA and EBA stress tests, and any other analysis as required.
Group Capital Risk Committee	Provides oversight of capital matters within the Group including the Group’s capital position, Pillar 2 requirements, regulatory reform and accounting developments specific to capital, and reviews regulatory submissions including the ICAAP and Recovery Plan prior to submission to GFRC.
Group Model Governance Committee	Responsible for setting the framework and standards for model governance across the Group, including establishing appropriate levels of delegated authority and principles underlying the Group’s risk modelling framework, specifically regarding consistency of approach across business units and risk types. It approves risk models other than material models which are approved by GRC.
51

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FULL ANALYSIS OF RISK DRIVERS

The Group’s risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided below.

PRIMARY RISK DRIVERS

Credit risk	Conduct risk	Market risk	Operational risk	Funding and liquidity risk	Capital risk	Regulatory and legal risk	Insurance risk	People risk	Financial reporting risk	Governance risk

Page 53	Page 86	Page 87	Page 93	Page 95	Page 101	Page 108	Page 109	Page 110	Page 111	Page 111
SECONDARY RISK DRIVERS
Portfolio concentration risk Counterparty credit risk Country risk Collateral management risk	Customer risk Product risk Product distribution/ advice risk	Interest rate risk Equity risk Foreign exchange risk Credit spread risk Inflation risk Property risk Alternative asset risk Basis risk Commodity risk

Regulatory and legal process

Client money/fiduciary obligations

Conduct process

Financial crime

Fraud

People process

Sourcing

Internal service provision

External service provision (divested clients)

Physical security and health and safety

Information security and cyber

IT systems

Change

Business process

Financial reporting process

Governance process

Risk process

Operational resilience

				Funding risk Liquidity risk	Capital sufficiency Capital efficiency	Compliance risk Competition risk Legal risk	Longevity risk Mortality risk Morbidity risk Customer behaviour risk (including persistency risk) Property insurance risk Expenses risk	Resourcing Performance and reward Culture and engagement Talent and succession Learning Well-being Legal and regulatory (people)	Financial and prudential regulatory reporting Tax reporting and compliance Pillar 3 disclosure	Governance Disclosure Model risk Ethics

The Group considers both reputational and financial impact in the course of managing all its risks and therefore does not classify reputational impact as a separate risk driver.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CREDIT RISK

DEFINITION

Credit Risk is defined as the risk that parties with whom the Group has contracted fail to meet their financial obligations (both on or off balance sheet).

EXPOSURES

The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments, debt securities and derivatives to customers, financial institutions and sovereigns. The credit risk exposures of the Group are set out in note 52 on page F-87. Credit risk exposures are categorised as ‘retail’, arising primarily in the Retail, Consumer Finance and Run-off divisions, and some small and medium sized enterprises (SMEs) and ‘corporate’ (including larger SMEs, corporates, banks, financial institutions and sovereigns) arising primarily in the Commercial Banking, Run-off and Insurance Divisions and Group Corporate Treasury (GCT).

In terms of loans and advances, (for example loans and overdrafts) and contingent liabilities (for example credit instruments such as guarantees and standby, documentary and commercial letters of credit), credit risk arises both from amounts advanced and commitments to extend credit to a customer or bank. With respect to commitments to extend credit, the Group is potentially exposed to loss in an amount equal to the total unused commitments. However, the likely amount of loss is less than the total unused commitments, as most retail commitments to extend credit may be cancelled and the creditworthiness of customers is monitored regularly. Most commercial term commitments to extend credit are contingent upon customers maintaining specific credit standards, which together with the creditworthiness of customers are monitored regularly.

Credit risk also arises from debt securities and derivatives. The total notional principal amount of interest rate, exchange rate, credit derivative and other contracts outstanding at 31 December 2016 is shown on page 61. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 52 on page F-87.

Additionally, credit risk arises from leasing arrangements where the Group is the lessor. Note 2(J) on page F-14 provides details on the Group’s approach to the treatment of leases.

Credit risk exposures in the Insurance Division largely result from holding bond and loan assets in the shareholder funds (including the annuity portfolio) and from exposure to reinsurers.

The investments held in the Group’s defined benefit pension schemes also expose the Group to credit risk. Note 36 on page F-47 provides further information on the defined benefit pension schemes’ assets and liabilities.

Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose the Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If the Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance. This may be because the borrower is in financial difficulty, or because the terms required to refinance are outside acceptable appetite at the time. Refinance risk exposures are managed in accordance with the Group’s existing credit risk policies, processes and controls, and are not considered to be material given the Group’s prudent and through the cycle credit risk appetite. Where heightened refinance risk exists (such as in Commercial Banking’s Business Support Unit (BSU) or the run-off book) exposures are minimised through intensive account management and are impaired and forborne where appropriate.

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

For regulatory capital purposes the Group’s rating systems assess probability of default and if appropriate, exposure at default and loss given default, in order to derive Risk Weighted Assets (RWAs) and regulatory Expected Loss (EL). If not appropriate, regulatory prescribed exposure at default and loss given default values are used in order to derive RWAs and EL.

Impairment allowances are recognised for financial reporting purposes only for loss events that have occurred at the balance sheet date, based on objective evidence of impairment. Due to the different methodologies applied, the amount of incurred credit losses provided for in the financial statements differs from the amount determined from the regulatory expected loss models. Note 2(H) on page F-13 provides details of the Group’s approach to the impairment of financial assets.

The obligor quality measurement of both retail and commercial counterparties is largely based on the outcomes of credit risk (probability of default PD) models. The Group operates a number of different regulatory rating models, typically developed internally using statistical analysis and management judgement – retail models rely more on the former, commercial models include more of the latter, especially in the larger corporate and more specialised lending portfolios. Internal data is supplemented with external data in model development, where appropriate.

The models vary, inter alia, in the extent to which they are ‘point in time’ versus ‘through the cycle’. The models are subject to rigorous validation and oversight/governance including, where appropriate, benchmarking to external information.

In the principal retail portfolios, exposure at default and loss given default models are in use. For regulatory reporting purposes, counterparties are segmented into a number of rating grades, each representing a defined range of default probabilities and exposures migrate between rating grades if the assessment of the counterparty probability of default changes. The Retail Master scale comprises 13 non-default ratings and one default rating.

In commercial portfolios the PD models also segment counterparties into a number of rating grades, with each grade representing a defined range of default probabilities. Counterparties migrate between rating grades if the assessment of the PD changes. The Corporate (non-retail) Master Scale comprises of 19 non-default ratings and 4 default rating grades, and forms the basis on which internal reporting is completed.

MITIGATION

The Group uses a range of approaches to mitigate credit risk.

Prudent, through the cycle credit principles, risk policies and appetite statements: The independent Risk Division sets out the credit principles, risk policies and risk appetite statements. Principles and policies are reviewed regularly, and any changes are subject to a review and approval process. Policies and risk appetite statements, where appropriate, are supported by procedures, which provide a disciplined and focused benchmark for credit

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

decisions. Risk oversight teams monitor credit performance trends, review and challenge exceptions to planned outcomes, and test the adequacy of credit risk infrastructure and governance processes throughout the Group, which includes tracking portfolio performance against an agreed set of key appetite tolerances. Oversight and reviews are also undertaken by Credit Risk Oversight and Group Audit.

Strong rating systems and controls: The Group has established an independent team in the Risk Division that sets common minimum standards, designed to ensure risk models and associated rating systems are developed consistently and are of sufficient quality to support business decisions and meet regulatory requirements. Internal rating models are developed and owned by the Risk Division. The designated model owner takes responsibility for ensuring the validation of the rating systems, supported and challenged by an independent specialist Group function.

Limitations on concentration risk: Credit risk management includes portfolio controls on certain industries, sectors and product lines to reflect risk appetite as well as individual, customer and bank limit guidelines. Credit policies and appetite statements are aligned to the Group’s risk appetite and restrict exposure to higher risk countries and more vulnerable sectors and asset classes. Note 18 on page F-33 provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional minimum policy and/or guideline requirements. The Group’s large exposures are detailed to the Board and reported in accordance with regulatory reporting requirements.

Robust country risk management: The Board sets country risk appetite. Within this, country limits are authorised by the Group Country Risk Appetite Committee, taking into account economic, financial, political and social factors. Group policies stipulate that these limits must be consistent with, and support, the approved business and strategic plans of the Group.

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

Stress testing and scenario analysis: The Group’s credit portfolios are also subjected to regular stress testing, with stress scenario assessments run at various levels of the organisation. Exercises focused on individual Divisions and portfolios are performed in addition to the Group led and regulatory stress tests. For further information on the stress testing process, methodology and governance refer to page 47.

Frequent and robust credit risk oversight and assurance: Undertaken by independent Credit Risk Oversight functions operating within Retail and Consumer Credit Risk and Commercial Banking Risk which are part of the Group’s second line of defence. Their primary objective is to provide reasonable and independent oversight that credit risk is being managed with appropriate and effective controls.

Group Audit performs the third line of credit risk assurance. A specialist team within Group Audit, comprising experienced credit professionals, is in place to carry out independent risk based internal control audits, providing an assessment of the effectiveness of internal credit controls, across the full credit lifecycle including the raising of impairment provisions. These audits cover the diverse range of the Group’s businesses and activities, and include both ‘standard’ risk based audits and reviews as well as agreed upon procedures to respond to any emerging risks or regulatory requirement. The work of Group Audit therefore continues to provide executive, senior management and Board Audit Committee with assurance on effectiveness of credit risk controls, as well as appropriateness of impairments.

ADDITIONAL MITIGATION FOR RETAIL AND CONSUMER FINANCE CUSTOMERS

The Group uses a variety of lending criteria when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant’s previous credit history using information held by Credit Reference Agencies (CRA).

The Group also assesses the affordability and sustainability of lending for each borrower, for secured lending this includes use of an appropriate stressed interest rate scenario. Affordability assessments are compliant with relevant regulatory conduct guidelines. The Group takes reasonable steps to validate information used in the assessment of a customer’s income and expenditure.

In addition, the Group has in place quantitative limits such as product maximum limits, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are policy limits above which the Group will reject borrowing applications. The Group also applies certain criteria that are applicable to specific products such as for applications for a mortgage on a property that is to be let by the applicant.

For UK Secured, the Group’s policy permits owner occupier applications with a Loan to Value (LTV) maximum of 95 per cent. Applications with an LTV above 90 per cent are subject to enhanced underwriting criteria, including higher scorecard cut-offs. Loans above £500,000 are subject to a range of further controls, including reduced maximum income multiples, and increased case review via manual underwriting.

Buy-to-let mortgages are limited to a maximum loan size of £1,000,000 and 75 per cent LTV. Buy-to-let applications must pass a minimum Rental Cover Ratio of 125 per cent under stressed interest rates, after applicable tax liabilities.

The Group’s policy is to reject any application for a lending product where a customer is registered as bankrupt or insolvent, or has a recent County Court Judgment or financial default registered at a CRA used by the Group above de minimis thresholds. In addition, the Group rejects applicants where total unsecured debt, debt-to-income ratios, or other indicators of financial difficulty exceed policy limits.

Where credit acceptance scorecards are used, new models, model changes and monitoring of model effectiveness are independently reviewed and approved in accordance with the governance framework set by the Group Model Governance Committee.

ADDITIONAL MITIGATION FOR COMMERCIAL CUSTOMERS

Individual credit assessment and independent sanction of customer and bank limits: With the exception of small exposures to SME customers where relationship managers have limited delegated sanctioning authority, credit risk in commercial customer portfolios is subject to sanction by the independent Risk Division, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward, and how credit risk aligns to the Group’s risk appetite. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities and limit guidelines. Approval requirements for each decision are based on a number of factors including, but not limited to, the transaction amount, the customer’s aggregate facilities, credit policy/risk appetite, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty and customer underwriting is generally the same as that for assets intended to

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

be held to maturity. All hard underwriting must be sanctioned via credit limits and a pre-approved credit matrix may be used for Best Efforts underwriting.

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

Daily settlement limits: Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each relevant counterparty to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

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

Commercial lending decisions must be based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. The requirement for collateral and the type to be taken at origination will be based upon the nature of the transaction and the credit quality, size and structure of the borrower. For non-retail exposures, the Group will often require the collateral to include a first charge over land and buildings owned and occupied by the business, a debenture over one or more of the assets of a company or limited liability partnership, personal guarantees, limited in amount, from the directors of a company or limited liability partnership and key man insurance. The Group maintains policies setting out acceptable collateral bases for valuation maximum LTV ratios and other criteria to be considered when reviewing an application. Other than for project finance, object finance and income producing real estate where charges over the subject assets are required, the provision of collateral will not determine the outcome of an application. Notwithstanding this, the fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay a customer/counterparty’s financial commitment.

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

Collateral values are assessed at the time of loan origination. The Group requires collateral to always be realistically valued by an appropriately qualified source, independent of both the credit decision process and the customer, at the time of borrowing. In certain circumstances, for Retail residential mortgages this may include the use of automated valuation models based on market data, subject to accuracy criteria and loan to value limits. Collateral values are reviewed on a regular basis which will vary according to the type of lending, collateral involved and account performance. Such reviews are undertaken to confirm that the value recorded in the Bank’s systems remains appropriate and whether revaluation is required, considering for example, account performance, market conditions and any information available that may indicate that the value of the collateral has materially declined. In such instances, the Group may seek additional collateral. For Retail residential mortgages, the Group adjusts open market property values to take account of the costs of realisation and any discount associated with the realisation of the collateral when estimating credit losses.

The Group considers risk concentrations by collateral providers and collateral type, as appropriate, with a view to ensuring that any potential undue concentrations of risk are identified and suitably managed by changes to strategy, policy and/or business plans.

The Group seeks to avoid correlation or wrong way risk where possible. Under repo policy, the issuer of the collateral and the repo counterparty should be neither the same nor connected. The same rule applies for derivatives. The Risk Division has the necessary discretion to extend this rule to other cases where there is significant correlation. Countries with a rating equivalent to AA- and above may be considered to have no adverse correlation between the counterparty domiciled in the country and that country of risk (issuer of securities).

Refer to note 52 for further information on collateral.

MASTER NETTING AGREEMENTS

It is credit policy that a Group approved Master Netting Agreement must be used for all transactions and must be in place prior to trading. Any exceptions must be approved by the Credit Sanctioner. Although master netting agreements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis, within relevant jurisdictions and for appropriate counterparty types they do reduce the credit risk to the extent that, if an event of default occurs, all trades with the counterparty may be terminated and settled on a net basis. The Group’s overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since this is the net position of all trades under the master netting agreement.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

INTENSIVE CARE OF CUSTOMERS IN FINANCIAL DIFFICULTY

The Group operates a number of solutions to assist borrowers who are experiencing financial stress. The material elements of these solutions through which the Group has granted a concession, whether temporarily or permanently, are set out below.

RETAIL AND CONSUMER FINANCE CUSTOMERS

The Group’s aim in offering forbearance and other assistance to customers in financial distress is to benefit both the customer and the Group by discharging the Group’s regulatory and social responsibilities to support its customers and act in their best long-term interests and by bringing customer facilities back into a sustainable position which, for residential mortgages, also means keeping customers in their homes. The Group offers a range of tools and assistance to support customers who are encountering financial difficulties. Cases are managed on an individual basis, with the circumstances of each customer considered separately and the action taken judged as being affordable and sustainable for the customer. Operationally, the provision and review of such assistance is controlled through the application of an appropriate policy framework, controls around the execution of policy, regular review of the different treatments to confirm that they remain appropriate, monitoring of customers’ performance and the level of payments received, and management visibility of the nature and extent of assistance provided and the associated risk.

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

Forbearance identification, classification and measurement

The Group classifies Retail and Consumer Finance accounts as forborne at the time a customer in financial difficulty is granted a concession. Accounts are classified as forborne only for the period of time which the exposure is known to be, or may still be, in financial difficulty. Where temporary forbearance is granted, exit criteria are applied to include accounts until they are known to no longer be in financial difficulty. Where the treatment involves a permanent change to the contractual basis of the customer’s account such as a capitalisation of arrears or term extension, the Group classifies the balance as forborne for a period of 24 months, after which no distinction is made between these accounts and others where no change has been made.

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

The Group measures the success of a forbearance scheme for Secured customers based upon the proportion of customers performing (less than or equal to three months in arrears) over the 24 months following the exit from a forbearance treatment. For temporary treatments, 80 per cent of customers accepting reduced payment arrangements are performing. For permanent treatments, 83 per cent of customers who have accepted capitalisations of arrears and 84 per cent of customers who have accepted term extensions are performing.

Customers receiving support from UK government sponsored programmes

To assist customers in financial distress, the Group also participates in UK government sponsored programmes for households the most significant of which is the Income Support for Mortgage Interest which provides certain defined categories of customers access to a benefit scheme, paid for by the government, which covers all or part of the interest on the mortgage. There are two primary categories:

–	Unemployed customers claiming Jobseekers Allowance: Qualifying customers are able to claim for mortgage interest at 3.12 per cent on up to £200,000 of the mortgage. There is a two year time limit on claims.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Pension Credit customers: Qualifying customers are able to claim for mortgage interest at 3.12 per cent on up to £100,000 of the mortgage and there is no time limit as to how long they can claim.

For both categories, all decisions regarding an individual’s eligibility and any amounts payable under the scheme rest solely with the government. Payments are made directly to the Group by the Department of Work and Pensions. The Group estimates that customers representing approximately £1.8 billion of its mortgage exposures are receiving this benefit, including those who are also receiving other treatments for financial difficulty.

COMMERCIAL CUSTOMERS

Early identification, control and monitoring are key to supporting the customer and protecting the Group. With the exception of small exposures in SME all non-retail exposures in the Commercial Banking and Run-off Divisions are reviewed at least annually (and more frequently where required) by the independent Risk Division. As part of the Group’s established Credit Risk Classification system, every exposure in the good book is categorised as either ‘good’ or ‘watchlist’. The term watchlist refers to cases which require closer monitoring on the good book and are split between Special Mention and Special Review (the latter being the more serious of the two). This complements the Group’s risk rating tools and is designed to identify and highlight portfolio levels of asset quality as well as individual problem credits. All watchlist names are reviewed by the Business and Risk Division regularly, and the classification is updated if required. This process seeks to ensure that relationship managers act promptly to identify, and highlight to senior management those customers who have greater potential to become higher risk in the future.

Those customers deemed higher risk where there is cause for concern over future repayment capability or where there is a risk of the asset becoming impaired will be transferred to the Business Support Unit (BSU) at an early stage. BSU will take over the ‘credit’ responsibility for the customer relationship whilst the ‘servicing’ responsibility remains with the original Relationship Manager. The over-arching aim of the BSU is to provide support and work consensually with each customer to try and resolve the issues, restore the business to a financially viable position and thereby bring about a business turnaround. This may involve a combination of restructuring, work out strategies and other types of forbearance.

With the exception of small exposures in SME, BSU case officers manage stressed and doubtful assets in Commercial Banking and are part of the independent Risk Division. They are highly experienced and operate in a closely controlled and monitored environment, including regular oversight and close scrutiny by senior management. Distressed run-off assets are managed to the same standards by Client Asset Management (CAM).

A detailed assessment is undertaken for cases in BSU to assist in reducing and minimising risk exposure and to also highlight potential strategic options. A range of information is required to fully appraise and understand the customer’s business and cashflow (and therefore debt serviceability) and may involve the Group, in addition to using its own internal sector experts, engaging professional advisers to perform asset valuations, strategic reviews and where applicable, independent business reviews. The assessment may also involve:

–	critically assessing a customer’s ability to effectively manage the business in a distressed situation where a turnaround needs to be delivered;

–	analysis of market sector factors, i.e. products, customers, suppliers, pricing and margin issues;

–	performance review of operational areas that should be considered in terms of current effectiveness and efficiency and scope for improvements;

–	financial analysis to model plans and factor in potential sensitivities, vulnerabilities and upsides; and

–	determining the most appropriate corporate and capital structure suitable for the work-out strategy concerned.

The above assessment, monitoring and control processes continue throughout the period the case is managed within the BSU. All the analysis performed around cash flows is used to determine appropriate impairment provisions.

The level of Commercial Banking Division BSU gross lending to customers reduced from £4.2 billion to £3.4 billion between 31 December 2015 and 31 December 2016. The net reduction of £0.8 billion in BSU managed lending in Commercial Banking was driven by returns to mainstream, disposals, write-offs and repayments.

The Group’s treatment of loan renegotiations is included in the impairment policy in note 2(H) on page F-13. Income statement information set out in the credit risk tables is on an underlying basis (see page 24).

Forbearance

A key factor in determining whether the Group treats a commercial customer as forborne is the granting of a concession which is outside the Group’s current risk appetite to a borrower who experiences, or is believed to be about to experience, financial difficulty. Where a concession is granted to a customer that is not in financial difficulty or the risk profile is considered within the Group’s current risk appetite, the concession would not be considered to be an act of forbearance. The Group does not believe forbearance reporting is appropriate for derivatives, available for sale assets and the trading book where assets are marked to market daily.

The Group recognises that forbearance alone is not necessarily an indicator of impaired status, but it is a trigger for the review of the customer’s credit profile. If there is any concern over the future cash flows and/or the Group incurring a loss, then forborne loans will be classified as impaired in accordance with the Group’s impairment policy. All impaired loans, including recoveries portfolios, are currently reported as forborne.

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

Whilst the material portfolios have been reviewed for forbearance, some non-retail loans and advances in Commercial Banking and Run-off Divisions have not been reviewed on the basis that the level of unimpaired forbearance is relatively immaterial, or because the concept of forbearance is not relevant. These include Lloyds Bank Commercial Finance Ltd and The Agricultural Mortgage Corporation Plc.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Types of forbearance

The Group’s strategy and offer of forbearance is largely dependent on each customers individual situation. Early identification, control and monitoring are key to supporting the customer and protecting the Group. Concessions are often provided to help the customer with their day to day liquidity and working capital. A number of options are available to the Group where a customer is facing financial difficulty and each case is treated depending on its own specific circumstances.

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

The main types of forbearance concessions to commercial customers in or facing financial difficulty are set out below:

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

Forbearance identification, classification and measurement

All non-retail loans and advances on the watchlist are further categorised depending on the current and expected credit risk attaching to the customer and the transaction. All watchlist names are reviewed by the business and independent Risk function regularly and the classification is updated if required.

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

All reviews performed in the good book, BSU within Commercial Banking or in the Run-off Division include analysis of latest financial information, a consideration of the market and sector the customer operates in, performance against plan and revised terms and conditions granted as part of any forbearance concession that may have been provided.

Exit from forbearance

A customer where forbearance has been granted will remain treated and recorded as forborne until it evidences acceptable performance over a period of time. This period will depend on a number of factors such as whether the customer is trading in line with its revised plan, it is operating within the new terms and conditions (including observation to revised covenants and contractual payments), its financial performance is stable or improving and there are no undue concerns over its future performance. As a minimum, this cure period is currently expected to be at least 12 months following a forbearance event. Customers curing are managed according to their overriding Credit Risk Classification categorisation; this could be in BSU, Run-off or in mainstream Good Book.

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

THE GROUP CREDIT RISK PORTFOLIO IN 2016

Overview

–	Asset quality remains strong with portfolios continuing to benefit from the Group’s pro-active approach to risk management, continued low interest rates and a resilient UK economic environment.

–	The impairment charge increased by 14 per cent to £645 million in 2016 compared to £568 million in 2015. Gross charges remained broadly flat with the increase in net charges largely due to lower levels of releases and write-backs.

–	The asset quality ratio for 2016 was 15 basis points compared to 14 basis points during 2015 and the gross asset quality ratio (excluding releases and write-backs) was stable at 28 basis points.

–	Looking forward the 2017 full year asset quality ratio is expected to increase to around 25 basis points primarily reflecting lower releases and write-backs.
58

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Impaired loans as a percentage of closing loans and advances reduced to 1.8 per cent at 31 December 2016, from 2.1 per cent at 31 December 2015, with impaired loans reducing by £1,095 million to £8,495 million during the period, due to further reductions in the Commercial Banking, Consumer Finance and Run-off portfolios.

Low risk culture and prudent risk appetite

–	The Group continues to operate a prudent approach to credit risk, with the portfolios benefiting from the focus on credit at origination and a prudent through the cycle approach to credit risk appetite. The Group’s portfolios are well positioned against current economic concerns and market volatility.

–	The Group’s credit processes and controls ensure effective risk management, including early identification and management of customers and counterparties who may be showing signs of distress.

–	The Group has delivered lending growth in key segments without relaxing credit criteria despite terms and conditions in some of the Group’s markets being impacted by increased competition and, in Commercial Banking, uncertainty in some sectors.

–	Sector concentrations within the lending portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes. In particular:

–	The average indexed LTV of the Retail UK Secured portfolio at 31 December 2016 was 44.0 per cent (31 December 2015: 46.1 per cent). The percentage of closing loans and advances with an indexed LTV greater than 100 per cent was 0.7 per cent (31 December 2015: 1.1 per cent).

–	Total UK Direct Real Estate gross lending across the Group was £19.9 billion (31 December 2015: £19.7 billion). This mainly includes Commercial Banking lending of £18.5 billion, £0.5 billion booked in the Islands Commercial business and £0.2 billion within Retail Business Banking (within Retail Division) with the Group continuing to write new business within conservative risk appetite parameters. The Group’s significantly reduced legacy run-off direct real estate portfolio has continued to fall to £0.7 billion at 31 December 2016 (31 December 2015: £1.1 billion), and now represents a very modest element of the total UK Direct Real Estate lending portfolio.

–	Run-off net external assets stood at £11,336 million at 31 December 2016, down from £12,154 million at 31 December 2015. The portfolio represents only 2.1 per cent of the overall Group’s loans and advances (31 December 2015: 2.3 per cent).
59

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.4: Group impairment charge

2016	Loans and advances to customers £m	Debt securities classified as loans and receivables £m	Available- for-sale financial assets £m	Other credit risk provisions £m	Total £m	2015[1] £m
Retail	373	–	–	–	373	349
Commercial Banking	21	–	–	(5)	16	(22)
Consumer Finance	282	–	–	–	282	235
Run-off	(17)	–	–	(9)	(26)	8
Central items	(2)	–	–	2	–	(2)
Total impairment charge	657	–	–	(12)	645	568
Asset quality ratio					0.15%	0.14%
Gross asset quality ratio					0.28%	0.28%

1	Restated.

Table 1.5: Movement in gross impaired loans

	2016

	Retail £m	Commercial Banking £m	Consumer Finance £m	Run-off £m	Total £m	2015 Total £m
At 1 January[1]	4,112	2,543	910	2,025	9,590	14,308
Classified as impaired during the year	1,947	671	425	111	3,154	3,401
Transferred to not impaired during the year	(800)	(112)	(81)	(54)	(1,047)	(1,358)
Repayments	(517)	(595)	(121)	(94)	(1,327)	(1,729)
Amounts written off	(391)	(311)	(285)	(485)	(1,472)	(1,503)
Impact of disposal of business and asset sales	–	(33)	(49)	(410)	(492)	(3,403)
Exchange and other movements	3	16	(54)	124	89	(126)
At 31 December	4,354	2,179	745	1,217	8,495	9,590

1	Restated.
60

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.6: Group impaired loans and provisions

	Loans and advances to customers £m	Impaired Loans £m	Impaired loans as % of closing advances %	Impairment provisions[1] £m	Provision as % of impaired loans[2] %
At 31 December 2016
Retail	299,493	4,354	1.5	1,630	38.2
Commercial Banking	101,176	2,179	2.2	824	37.8
Consumer Finance	35,494	745	2.1	396	85.0
Run-off	10,259	1,217	11.9	682	56.0
Reverse repos and other items[3]	15,249
Total gross lending	461,671	8,495	1.8	3,532	43.4
Impairment provisions	(3,532)
Fair value adjustments[4]	(181)
Total Group	457,958
At 31 December 2015[5]
Retail	307,500	4,112	1.3	1,564	39.2
Commercial Banking	103,082	2,543	2.5	1,091	42.9
Consumer Finance	31,827	910	2.9	367	75.5
Run-off	11,422	2,025	17.7	1,150	56.8
Reverse repos and other items[3]	5,798
Total gross lending	459,629	9,590	2.1	4,172	46.1
Impairment provisions	(4,172)
Fair value adjustments[4]	(282)
Total Group	455,175

1	Impairment provisions include collective unidentified impairment provisions.

2	Impairment provisions as a percentage of impaired loans are calculated excluding loans in recoveries in Retail (31 December 2016: £86 million; 31 December 2015: £118 million) and in Consumer Finance (31 December 2016: £279 million; 31 December 2015: £424 million).

3	Includes £6.7 billion (December 2015: £5.7 billion) of lower risk loans sold by Commercial Banking and Retail to Insurance to back annuitant liabilities.

4	The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group’s consolidated financial records at their fair value and took into account both the expected losses and market liquidity at the date of acquisition. The fair value unwind in respect of impairment losses incurred was £70 million for the year ended 31 December 2016 (31 December 2015: £97 million). The fair value unwind in respect of loans and advances is expected to continue to decrease in future years and will reduce to zero over time.

5	Restated.

Table 1.7: Derivative credit risk exposures

		2016				2015
		Traded over the counter				Traded over the counter
	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m
Notional balances
Foreign exchange	–	254	369,368	369,622	6,568	–	383,722	390,290
Interest rate	167,399	3,023,742	423,709	3,614,850	31,128	3,598,307	791,351	4,420,786
Equity and other	32,172	–	11,046	43,218	4,837	–	9,337	14,174
Credit	–	–	8,098	8,098	–	–	4,566	4,566
Total	199,571	3,023,996	812,221	4,035,788	42,533	3,598,307	1,188,976	4,829,816
Fair values
Assets		262	35,563			103	28,811
Liabilities		(1)	(34,506)			(131)	(26,149)
Net asset		261	1,057			(28)	2,662

The total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2016 and 31 December 2015 is shown in the table above. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 52 on page F-87.

61

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Retail

–	Asset quality remains strong across all portfolios, with stable new business quality and fewer loans entering arrears.

–	The impairment charge increased by £24 million to £373 million for 2016, an increase of 7 per cent compared to 2015.

–	The Overdrafts impairment charge increased by £12 million to £241 million, driven by a change to collections entry criteria.

–	The Secured impairment charge increased by £6 million to £104 million, reflecting a continued prudent approach to provisioning.

–	The Retail Business Banking impairment charge increased by £6 million to £27 million, following a revised modelling approach and an increase in lending balances.

–	Impairment provisions as a percentage of impaired loans decreased to 38.2 per cent from 39.2 per cent at the end of 2015.

Table 1.8: Retail impairment charge

	2016 £m	2015[1] £m	Change %
Secured	104	98	(6)
Overdrafts	241	229	(5)
Wealth	1	1	—
Retail Business Banking	27	21	(29)
Total impairment charge	373	349	(7)
Asset quality ratio	0.12%	0.11%	1bp

1.	Restated.

Table 1.9: Retail impaired loans and provisions

	Loans and advances to customers £m	Impaired loans £m	Impaired loans as a % of closing advances %	Impairment provisions[1] £m	Impairment provisions as a % of impaired loans[2] %
At 31 December 2016
Secured	294,503	4,104	1.4	1,503	36.6
Overdrafts	1,952	179	9.2	90	82.6
Wealth	2,034	44	2.2	15	34.1
Retail Business Banking	1,004	27	2.7	22	200.0
Total gross lending	299,493	4,354	1.5	1,630	38.2
Impairment provisions	(1,630)
Fair value adjustments	(181)
Total	297,682
At 31 December 2015[3]
Secured	302,413	3,818	1.3	1,431	37.5
Overdrafts	2,028	211	10.4	95	78.5
Wealth	2,164	40	1.8	19	47.5
Retail Business Banking	895	43	4.8	19	126.7
Total gross lending	307,500	4,112	1.3	1,564	39.2
Impairment provisions	(1,564)
Fair value adjustments	(273)
Total	305,663

1	Impairment provisions include collective unidentified impairment provisions.

2	Impairment provisions as a percentage of impaired loans are calculated excluding loans in recoveries for Overdrafts (31 December 2016: £70 million; 31 December 2015: £90 million) and Retail Business Banking (31 December 2016: £16 million; 31 December 2015: £28 million).

3	Restated.
62

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Secured

–	The impairment charge increased by £6 million to £104 million in 2016 (31 December 2015: £98 million).

–	Loans and advances reduced by 2.6 per cent on the Secured book to £295 billion, with reductions in both the Mainstream and buy-to-let portfolios. The closed Specialist portfolio has continued to run-off, reducing by 10.0 per cent to £18 billion.

–	Impaired loans increased by £286 million to £4,104 million in 2016 and the value of mortgages greater than three months in arrears (excluding repossessions) increased by £128 million to £6,033 million at 31 December 2016 (31 December 2015: £5,905 million). These are both principally due to delayed litigation while changes were made to legal processes. New business quality remained stable and flows into arrears improved.

–	Impairment provisions as a percentage of impaired loans was 36.6 per cent (31 December 2015: 37.5 per cent).

–	Against a backdrop of strong improvement in the housing market, with UK prices rising 6 per cent over 2016 (on a quarterly non-seasonally adjusted basis), provisions remain prudent and reflect the latent risks of the current low interest rate environment.

–	The average indexed LTV of the portfolio at 31 December 2016 improved to 44.0 per cent compared with 46.1 per cent at 31 December 2015. The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent improved to 0.7 per cent at 31 December 2016, compared with 1.1 per cent at 31 December 2015.

–	The average LTV for new mortgages written in 2016, including participation in the UK Government’s Help To Buy scheme, was 64.4 per cent compared with 64.7 per cent for 2015.

–	Additional controls for new buy-to-let lending were implemented ahead of the regulatory deadline, with no relaxation in risk appetite.

Table 1.10: Retail Secured loans and advances to customers

	At 31 Dec 2016 £m	At 31 Dec 2015 £m

Mainstream	222,450	227,267
Buy-to-let	54,460	55,598
Specialist[1]	17,593	19,548
Total Secured	294,503	302,413

1	Specialist lending has been closed to new business since 2009.

Table 1.11: Mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts %		Value of loans[1]		Total mortgage balances %
	2016	2015	2016	2015	2016	2015	2016	2015
At 31 Dec	Cases	Cases	%	%	£m	£m	%	%
Mainstream	35,254	34,850	1.7	1.6	3,865	3,803	1.7	1.7
Buy-to-let	5,324	5,021	1.1	1.0	660	626	1.2	1.1
Specialist	9,078	8,777	7.2	6.4	1,508	1,476	8.6	7.6
Total	49,656	48,648	1.8	1.7	6,033	5,905	2.0	2.0

1	Value of loans represents total gross book value of mortgages more than three months in arrears.

The stock of repossessions increased to 678 cases at 31 December 2016 compared to 654 cases at 31 December 2015.

63

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.12: Period end and average LTVs across the Retail mortgage portfolios

	Mainstream %	Buy-to-let %	Specialist %	Total %	Unimpaired %	Impaired %
At 31 December 2016
Less than 60%	56.8	52.0	53.8	55.8	56.0	38.3
60% to 70%	17.8	25.4	17.8	19.2	19.3	18.4
70% to 80%	14.0	14.4	13.6	14.0	14.0	15.3
80% to 90%	8.4	6.1	8.6	8.0	7.9	11.9
90% to 100%	2.4	1.5	3.1	2.3	2.2	6.8
Greater than 100%	0.6	0.6	3.1	0.7	0.6	9.3
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	222,450	54,460	17,593	294,503	290,399	4,104
Average loan to value:[1]
Stock of residential mortgages	41.8	53.7	49.2	44.0
New residential lending	65.0	61.9	n/a	64.4
Impaired mortgages	51.8	69.0	61.9	55.8
At 31 December 2015
Less than 60%	52.2	45.4	43.7	50.4	50.7	30.9
60% to 70%	19.1	26.8	19.7	20.6	20.6	17.5
70% to 80%	15.5	15.0	15.5	15.4	15.4	16.9
80% to 90%	9.0	8.0	11.6	9.0	8.9	13.3
90% to 100%	3.2	3.9	5.5	3.5	3.4	9.5
Greater than 100%	1.0	0.9	4.0	1.1	1.0	11.9
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	227,267	55,598	19,548	302,413	298,595	3,818
Average loan to value:[1]
Stock of residential mortgages	43.6	56.3	53.3	46.1
New residential lending	65.2	63.0	n/a	64.7
Impaired mortgages	55.6	74.6	66.8	60.0

1	Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances.

Interest only mortgages

The Group provides interest only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2016, interest only balances as a proportion of total owner occupier balances had reduced to 31.3 per cent (31 December 2015: 33.9 per cent). The average indexed loan to value improved to 43.8 per cent (31 December: 46.6 per cent).

New owner occupier interest only mortgages are subject to conservative underwriting criteria with rigorous controls on customers’ ability to repay the principal at the end of term. New interest only mortgages, including those with any element of capital repayments represented 1.9 per cent of new residential mortgages in 2016 (2.8 per cent in 20152).

For existing interest only mortgages, a contact strategy is in place throughout the term of the mortgage to ensure that customers are aware of their obligations to repay the principal upon maturity of the loan.

Treatment strategies are in place to help customers anticipate and plan for repayment of capital at maturity and support those who may have difficulty in repaying the principal amount. A dedicated specialist team supports customers who have passed their contractual maturity date and are unable to fully repay the principal. A range of treatments are offered such as full (or part) conversion to capital repayment, and extension of term to match the maturity dates of any associated repayment vehicles.

64

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.13: Analysis of owner occupier interest only mortgages

	2016	2015
Interest only balances (£m)[1]	72,651	81,558
Of which, impaired (%)	3.1	2.5
Average loan to value (%)	43.8	46.6
Maturity profile (£m)[2]:
1 year	2,496	1,709
2-5 years	9,877	10,123
6-10 years	16,990	17,084
>11 years	41,927	51,502

Past term interest only balances (£m)[3]	1,361	1,140
Of which, impaired (%)	10.5	9.7
Average loan to value (%)	31.5	32.5
Negative equity (%)	1.4	1.8

1	In addition the Group has buy-to-let interest only balances of £48,575 million (2015: £49,751 million) and certain other interest only balances of £3,703 million (2015: £3,705 million).

2	December 2015 values have been restated to now include the interest only elements of mortgage accounts which consist of partial interest only and partial capital repayment.

3	Past term interest only balances are reported excluding any element being repaid on a capital and interest basis. December 2015 balances have been restated on the same basis.

Forborne loans

UK Secured forborne loans and advances reduced by £1,006 million in 2016 to £2,096 million, primarily due to a reduction in recapitalisations with higher levels of historic cases exiting the two year probation period, and a tightening of eligibility criteria during the year. At 31 December 2016, UK Secured loans and advances currently or recently subject to forbearance improved to 0.7 per cent (31 December 2015: 1.0 per cent) of total UK Secured loans and advances.

Overdrafts forborne loans and advances have reduced by £9 million in 2016 to £78 million. At 31 December 2016, Overdrafts loans and advances currently or recently subject to forbearance were 4.0 per cent (31 December 2015: 4.3 per cent) of total overdrafts loans and advances.

Further analysis of the Retail forborne loan balances is set out below:

Table 1.14: UK Retail forborne loans and advances (audited)

	Total loans and advances which are forborne		Total forborne loans and advances which are impaired		Impairment provisions as % of loans and advances which are forborne
	At Dec	At Dec	At Dec	At Dec	At Dec	At Dec
	2016	2015	2016	2015	2016	2015
	£m	£m	£m	£m	%	%
UK Secured lending:
Temporary forbearance arrangements
Reduced payment arrangements[1]	428	414	101	41	4.9	4.2

Permanent treatments
Repair and term extensions[2]	1,668	2,688	116	132	4.7	4.2
Total	2,096	3,102	217	173	4.7	4.2

Overdrafts[3]	78	87	61	63	38.0	35.0

1	Includes customers who had an arrangement to pay less than the contractual amount at 31 December or where an arrangement ended within the previous three months.

2	Includes capitalisation of arrears and term extensions which commenced during the previous 24 months and where the borrowers remain as customers at 31 December.

3	Includes temporary treatments where the customer is currently benefiting from the change or the treatment has ended within the last six months.
65

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The movements in Retail forborne loans and advances during the year are as follows:

Table 1.15: Movement in UK Retail forborne loans and advances (audited)

	2016		2015
	UK		UK
	Secured	Overdrafts	Secured	Overdrafts
	£m	£m	£m	£m
At 1 January	3,102	87	4,394	89
Classified as forborne during the year	975	50	1,290	53
Written-off/sold	(12)	(31)	(25)	(26)
Exit from forbearance	(1,741)	(24)	(2,252)	(22)
Redeemed or repaid	(200)	–	(263)	–
Exchange and other movements	(28)	(4)	(42)	(7)
At 31 December	2,096	78	3,102	87

Commercial Banking

–	The Commercial Banking net impairment charge was £16 million in 2016, compared to a net impairment release of £22 million in 2015, with the increase largely due to one material charge related to a case within the oil & gas sector, rather than a deterioration in the underlying portfolio. Other than this, gross charges remained relatively low in 2016.
–	The portfolio continues to benefit from effective risk management and the continued low interest rate environment.
–	Credit quality of the portfolio and new business remains generally good.
–	Impaired loans reduced by 14 per cent to £2,179 million at 31 December 2016 compared with £2,543 million at 31 December 2015 and as a percentage of closing loans and advances reduced to 2.2 per cent from 2.5 per cent at 31 December 2015.
–	Impairment provisions reduced to £824 million at 31 December 2016 (31 December 2015: £1,091 million) and includes collective unidentified impairment provisions of £183 million (31 December 2015: £229 million). Provisions as a percentage of impaired loans reduced from 42.9 per cent to 37.8 per cent during 2016, heavily influenced by the net movement of three material cases with different coverage levels that has impacted the portfolio average.
–	The UK faces a number of significant headwinds including the changing global economic outlook and the impact of the EU Exit referendum outcome which have the ability to impact the Commercial Banking portfolios.
–	Commercial Banking remains disciplined within its low risk appetite approach and key credit risks continue to be effectively managed, including early identification and management of potential concern customers. The Group manages and limits exposure to certain sectors and asset classes, and closely monitor credit quality, sector and single name concentrations.
–	Detailed EU Exit portfolio impact assessments have been undertaken and internal and external key performance indicators are being monitored closely to help identify early signs of any deterioration.
–	Despite the uncertain economic headwinds, the portfolios are well positioned and monitoring confirms that the Group has yet to see any material deterioration in the credit quality of its portfolios. However, given the challenging environment the Group’s portfolios will not be immune and impairments are likely to increase from their historic low levels, driven mainly by lower levels of releases and write-backs and an element of credit normalisation.

Table 1.16: Commercial Banking impairment charge

	2016	2015	Change
	£m	£m	%
SME	(7)	(22)	(68)
Other	23	–
Total impairment charge	16	(22)
Asset quality ratio[1]	0.02%	0.01%	1bp

1	In respect of loans and advances to customers.
66

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.17: Commercial Banking impaired loans and provisions

			Impaired
	Loans and		loans as a %		Impairment
	advances to	Impaired	of closing	Impairment	provisions as a %
	customers	loans	advances	provisions[1]	of impaired loans
	£m	£m	%	£m	%
At 31 December 2016
SME	29,959	923	3.1	173	18.7
Other	71,217	1,256	1.8	651	51.8
Total gross lending	101,176	2,179	2.2	824	37.8
Impairment provisions	(824)
Total	100,352

At 31 December 2015[2]
SME	29,393	1,149	3.9	213	18.5
Other	73,689	1,394	1.9	878	63.0
Total gross lending	103,082	2,543	2.5	1,091	42.9
Impairment provisions	(1,091)
Total	101,991

1	Impairment provisions include collective unidentified impairment provisions.

2	Restated.

SME

–	The SME Banking portfolio continues to grow within prudent credit risk appetite parameters.

–	Portfolio credit quality has remained stable or improved across all key metrics.

–	SME continues to benefit from write-backs/releases. There was a net impairment release of £7 million in 2016 compared to a net release of £22 million during 2015.

Other Commercial Banking

–	Other Commercial Banking comprises £71,217 million of gross loans and advances to customers in Mid Markets, Global Corporates and Financial Institutions.

–	The Mid Markets business remains UK-focused and credit quality has been generally stable during 2016. The downturn in global oil and gas prices, which began in 2015, has created pressure on some parts of the oilfield services portfolio but this has not translated into a significant increase in defaults or impairment in the Mid Markets book. Political events during 2016, in particular the EU Exit referendum outcome, have brought volatility to financial markets but to date this has not led to a material increase in stress within the Mid Markets portfolio.

–	The Global Corporates business continues to have a predominance of investment grade clients, primarily UK based. The portfolio remains of good quality despite the current global economic headwinds particularly relating to the EU Exit referendum outcome and volatile commodity prices in the oil & gas and mining sectors.

–	The real estate business within the Group’s Mid Markets and Global Corporate portfolio is focused on clients operating in the UK commercial property market ranging in size from medium sized private real estate entities up to publicly listed property companies. The uncertainties created by the EU Exit referendum outcome have reduced activity in the second half of 2016 but the market for UK real estate has continued to be resilient and credit quality remains good with minimal impairments/stressed loans. Recognising this is a cyclical sector, appropriate caps are in place to control exposure and business propositions continue to be written in line with a prudent, through the cycle risk appetite with conservative LTVs, strong quality of income and proven management teams.

–	Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client focused or held to support the Group’s funding, liquidity or general hedging requirements. Overall limits have been relatively stable as the Group continues to prudently manage the portfolio within its conservative risk appetite and clearly defined sector strategies.

–	The Group continues to adopt a conservative stance across the Eurozone maintaining close portfolio scrutiny and oversight particularly given the current macro environment and horizon risks.

Commercial Banking UK Direct Real Estate LTV analysis

–	The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders).

–	Focus remains on the UK market, on good quality customers, with a proven track record in Real Estate and where cash flows are robust.

–	Commercial Banking saw some growth in its UK Direct Real Estate core portfolio during 2016 with business continuing to be written within conservative risk appetite parameters. Excluding £0.5 billion in the Islands Commercial business, Commercial Banking UK Direct Real Estate gross lending stood at £18.5 billion at 31 December 2016.

–	Approximately 70 per cent of loans and advances to UK Direct Real Estate relate to commercial real estate with the remainder relating to residential real estate. The portfolio continues to be heavily weighted towards investment real estate (c.90 per cent) over development.

–	The LTV profile of the UK Direct Real Estate portfolio in Commercial Banking continues to improve.
67

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.18: LTV – UK Direct Real Estate

	At 31 December 2016[1]				At 31 December 2015[1]
	Unimpaired	Impaired	Total		Unimpaired	Impaired	Total
	£m	£m	£m	%	£m	£m	£m	%
UK exposures >£5m
Less than 60%	5,721	14	5,735	67.2	4,989	72	5,061	63.7
60% to 70%	1,470	–	1,470	17.2	1,547	6	1,553	19.5
70% to 80%	506	9	515	6.1	610	13	623	7.9
80% to 100%	20	6	26	0.3	75	36	111	1.4
100% to 120%	–	–	–	–	–	8	8	0.1
120% to 140%	–	–	–	–	–	–	–	–
Greater than 140%	–	68	68	0.8	5	100	105	1.3
Unsecured[2]	689	26	715	8.4	487	–	487	6.1
	8,406	123	8,529	100.0	7,713	235	7,948	100.0
UK exposures <£5m3	9,563	429	9,992		9,656	508	10,164
Total	17,969	552	18,521		17,369	743	18,112

1	Excludes Islands Commercial UK Direct Real Estate.

2	Predominantly investment grade corporate CRE lending where the Group is relying on the corporate covenant.

3	December 2016 <£5m exposures include £9.4 billion within SME which has an LTV profile broadly similar to the >£5m exposures.

Forborne loans

Commercial Banking forbearance

At 31 December 2016, £2,645 million (31 December 2015: £3,529 million) of total loans and advances were forborne of which £2,179 million (31 December 2015: £2,543 million) were impaired. Impairment provisions as a percentage of forborne loans and advances increased marginally from 30.9 per cent at 31 December 2015 to 31.2 per cent at 31 December 2016.

Table 1.19: Commercial Banking forborne loans and advances (audited)

			Impairment provisions as %
	Total loans and advances		of loans and advances which
	which are forborne		are forborne
	2016	2015[1]	2016	2015[1]
	£m	£m	%	%
Impaired	2,179	2,543	37.8	42.9
Unimpaired	466	986	–	–
Total	2,645	3,529	31.2	30.9
1	Restated.

All impaired assets are considered forborne.

Impaired loans and advances

The movements in Commercial Banking impaired forborne loans and advances were as follows:

Table 1.20: Movement in Commercial Banking impaired forborne loans and advances (audited)

	2016	2015[1]
	£m	£m
At 1 January	2,543	3,241
Classified as impaired during the year:
Exposures >£5m	547	505
Exposures <£5m	124	126
	671	631
Transferred to unimpaired:
Exposures >£5m but still reported as forborne	–	(15)
Exposures >£5m no longer reported as forborne	(31)	(20)
Exposures <£5m	(81)	(111)
	(112)	(146)
Written-off	(311)	(225)
Asset disposal/sales of impaired assets	(33)	(48)
Drawdowns/repayments	(595)	(693)
Exchange and other movements	16	(217)
At 31 December	2,179	2,543
1	Restated.
68

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unimpaired loans and advances

Unimpaired forborne loans and advances were £466 million at 31 December 2016 (31 December 2015: £986 million).

The table below sets out the largest unimpaired forborne loans and advances to Commercial Banking customers (exposures over £5 million) as at 31 December 2016 by type of forbearance:

Table 1.21: Commercial Banking unimpaired forborne loans and advances1 (audited)

	31 Dec	31 Dec
	2016	2015
	£m	£m
Type of unimpaired forbearance:
Exposures >£5m
Covenants	153	310
Extensions/alterations	7	350
Multiple	21	9
	181	669
Exposures <£5m	285	317
Total	466	986
1	Material portfolios only.

Table 1.22: Movement in Commercial Banking unimpaired forborne loans and advances >£5m1 (audited)

	2016	2015
	£m	£m
At 1 January	669	1,450
Classified as impaired during the year	(63)	(141)
Cured no longer forborne	(413)	(655)
Classified as forborne during the year	88	156
Transferred from impaired but still reported as forborne[1]	–	15
Asset disposal/sales	–	–
Net drawdowns/repayments	(100)	(153)
Exchange and other movements	–	(3)
At 31 December	181	669
1	Balances exclude intra-year movements.

Consumer Finance

–	UK Loans and advances increased during 2016, driven by strong growth ahead of the market in the UK Motor Finance portfolio, and continued growth in line with the market in the Credit Cards portfolio.
–	Asset quality remains strong, and the quality of new business continues to be good.
–	Credit risk appetite has been maintained, and the Group has robust indebtedness and affordability controls to ensure new lending is sustainable for its customers.
–	The impairment charge increased by £47 million to £282 million largely due to the UK Motor Finance portfolio, in which there was overall growth as well as the non-recurrence of a favourable one-off in 2015.
–	Credit Cards balances grew broadly in line with the market, and underlying credit quality remained strong. Impaired loans fell by £59 million due to continued reductions in recoveries, and impairment provisions as a percentage of impaired loans remained stable.
–	Loans balances contracted marginally and underlying credit quality remained strong. Impaired loans fell by £90 million largely due to reductions in recoveries, and impairment provisions as a percentage of impaired loans remained broadly stable.
–	Growth in UK Motor Finance loans and advances was ahead of the market, in part due to strategic relationships with business partners such as Jaguar Land Rover, which also contributed to the strong underlying credit quality in the portfolio. Impaired loans fell by £14 million largely due to a reclassification of impaired balances for some finance leases, and on an underlying basis grew broadly in line with the portfolio. Impairment provisions as a percentage of impaired loans increased, reflecting the reclassification of impaired balances, and portfolio growth coupled with a prudent approach to residual value.
69

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.23: Consumer Finance impairment charge

	2016	2015	Change
	£m	£m	%
Credit Cards	136	129	(5)
Loans	70	83	16
UK Motor Finance	75	22
Europe	1	1	–
	282	235	(20)
Asset quality ratio	0.83%	0.77%	6bp

Table 1.24: Consumer Finance impaired loans and provisions

					Impairment
			Impaired		provisions
	Loans and		loans as a		as a % of
	advances to	Impaired	% of closing	Impairment	impaired
	customers	loans	advances	provisions[1]	loans[2]
	£m	£m	%	£m	%
At 31 December 2016
Credit cards	9,843	307	3.1	157	81.8
Loans	7,767	277	3.6	92	81.4
UK Motor Finance	11,555	120	1.0	127	105.8
Europe	6,329	41	0.6	20	48.8
Total gross lending	35,494	745	2.1	396	85.0
Impairment provisions	(396)
Fair value adjustments	–
Total	35,098
At 31 December 2015[3]
Credit cards	9,425	366	3.9	153	81.8
Loans	7,889	367	4.7	102	83.6
UK Motor Finance	9,582	134	1.4	90	67.2
Europe	4,931	43	0.9	22	51.2
Total gross lending	31,827	910	2.9	367	75.5
Impairment provisions	(367)
Fair value adjustments	(9)
Total	31,451

1	Impairment provisions include collective unidentified impairment provisions.

2	Impairment provisions as a percentage of impaired loans are calculated excluding loans in recoveries for Cards (31 December 2016: £115 million; 31 December 2015: £179 million) and Loans (31 December 2016: £164 million; 31 December 2015: £245 million).

3	Restated.

Forborne loans

At 31 December 2016, total loans and advances currently or recently subject to forbearance as a percentage of total loans and advances had reduced across the major Consumer Finance portfolios with decreases in Consumer Credit Cards and Loans offset by an increase in UK Motor Finance. (31 December 2016: 1.4 per cent; 31 December 2015: 1.6 per cent).

Table 1.25: Consumer Finance forborne loans and advances (audited)

					Impairment provisions
	Total loans and advances		Total forborne loans and		as % of loans and advances
	which are forborne		advances which are impaired		which are forborne
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2016	2015	2016	2015	2016	2015
	£m	£m	£m	£m	%	%
Consumer Credit Cards[1]	212	225	119	120	29.0	26.8
Loans[2]	49	60	46	56	44.4	47.2
UK Motor Finance Retail[2]	117	100	62	51	27.0	25.5

1	Includes temporary treatments where the customer is currently benefiting from the change or the treatment has ended within the last six months. Permanent changes, such as returning a Card account in arrears to an in-order status, which commenced during the last 24 months for existing customers as at 31 December are also included.

2	Includes temporary treatments where the customer is currently benefiting from the change or the treatment has ended within the last six months. Permanent changes, such as refinancing, for existing customers as at 31 December are also included.
70

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The movements in forborne loans and advances during the year were:

Table 1.26: Movement in Consumer Finance forborne loans and advances (audited)

	2016			2015
	Consumer credit		UK Motor	Consumer	UK Motor Finance
	cards	Loans	Finance Retail	credit cards	Loans	Retail
	£m	£m	£m	£m	£m	£m
At 1 January	225	60	100	234	73	109
Classified as forborne during the year	110	34	82	108	16	61
Written off/sold	(46)	(24)	(16)	(48)	(29)	(15)
Exit from forbearance	(43)	(4)	(22)	(36)	(4)	(21)
Redeemed or repaid	(9)	(6)	(16)	(9)	(6)	(19)
Exchange and other movements	(25)	(11)	(11)	(24)	10	(15)
At 31 December	212	49	117	225	60	100

Run-off

–	The Ireland retail portfolio continues to reduce in volume due to closed book attrition (3 per cent year on year), however exposure has increased by £457 million to £4,497 million in 2016 (31 December 2015: £4,040 million) due to the foreign exchange impact of sterling weakening, partly offset by capital repayments.

–	Ireland retail loans and advances with an indexed LTV in excess of 100 per cent improved to £1,240 million (27.8 per cent) at 31 December 2016, compared with £1,269 million (31.4 per cent) at 31 December 2015. Of this amount £70 million were impaired (31 December 2015: £71 million).

–	The Corporate real estate and other corporate portfolio has continued to reduce in line with expectations. Net loans and advances reduced by £337 million, from £1,128 million at 31 December 2015 to £791 million at 31 December 2016.

–	Total net external assets for the Specialist finance asset based run-off portfolio reduced to £4,668 million at 31 December 2016 (gross £4,779 million), from £5,552 million (gross £5,742 million) for 2015. Assets include Ship Finance, Aircraft Finance, Leasing and Infrastructure loans and advances, as well as the reducing Treasury Asset legacy investment portfolio and operating leases.

Table 1.27: Run-off impairment charge

	2016	2015	Change
	£m	£m	%
Ireland retail	(1)	(5)	(80)
Ireland corporate and commercial real estate	(13)	72
Corporate real estate and other corporate	1	21	95
Specialist finance	(2)	(45)	(96)
Other	(11)	(35)	(69)
Total	(26)	8
Asset quality ratio[1]	(0.15% )	0.20%	(35)bp
1	In respect of loans and advances to customers.
71

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.28: Run-off impaired loans and provisions

					Impairment
	Loans and		Impaired		provisions as a
	advances to	Impaired	loans as a % of	Impairment	% of impaired
	customers	loans	closing advances	provisions	loans
	£m	£m	%	£m	%
At 31 December 2016
Ireland retail	4,497	138	3.1	133	96.4
Ireland corporate	1	1	100.0	–	–
Corporate real estate and other corporate	1,190	896	75.3	399	44.5
Specialist finance	3,374	99	2.9	111	112.1
Other	1,197	83	6.9	39	47.0
Total gross lending	10,259	1,217	11.9	682	56.0
Impairment provisions	(682)
Total	9,577
At 31 December 2015
Ireland retail	4,040	132	3.3	120	90.9
Ireland corporate	29	–		–
Ireland commercial real estate	8	5	62.5	–
Corporate real estate and other corporate	1,873	1,410	75.3	745	52.8
Specialist finance	4,190	361	8.6	189	52.4
Other	1,282	117	9.1	96	82.1
Total gross lending	11,422	2,025	17.7	1,150	56.8
Impairment provisions	(1,150)
Total	10,272

Forborne loans

Run-off Ireland retail lending

At 31 December 2016, £156 million or 3.5 per cent (31 December 2015: £169 million or 4.2 per cent) of Irish retail secured loans and advances were subject to current or recent forbearance. Of this amount, £19 million (31 December 2015: £26 million) were impaired.

Run-off Corporate real estate, other corporate and Specialist Finance

At 31 December 2016 £998 million (31 December 2015 £1,780 million) of total loans and advances were forborne of which £995 million (31 December 2015: £1,771 million) were impaired. Impairment provisions as a percentage of forborne loans and advances decreased from 52.5 per cent at 31 December 2015 to 51.1 per cent at 31 December 2016.

Unimpaired forborne loans and advances were £3 million at 31 December 2016 (31 December 2015: £9 million).

Impaired loans and advances

The movements in Run-off corporate real estate, other corporate and Specialist Finance impaired forborne loans and advances were as follows:

Table 1.29: Movement in Run-off corporate real estate, other corporate and Specialist Finance impaired forborne loans and advances (audited)

	2016	2015
	£m	£m
At 1 January	1,771	1,912
Classified as impaired during the year:
Exposures >£5m	20	414
Exposures <£5m	19	11
	39	425
Transferred to unimpaired:
Exposures >£5m but still reported as forborne during the year	–	(13)
Exposures <£5m	(8)	(11)
	(8)	(24)
Write offs	(478)	(238)
Asset disposal/sales of impaired assets	(405)	(763)
Drawdowns/repayments	(24)	(19)
Exchange and other movements	100	478
At 31 December	995	1,771
72

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Eurozone exposures

The following section summarises the Group’s direct exposure to Eurozone countries at 31 December 2016. The exposures comprise on balance sheet exposures based on their balance sheet carrying values net of provisions and off balance sheet exposures, and are based on the country of domicile of the counterparty unless otherwise indicated.

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

The Group Financial Stability Forum (GFSF) monitors developments within the Eurozone, carries out stress testing through detailed scenario analysis and completes appropriate due diligence on the Group’s exposures. The Group has pre-determined action plans that would be executed in certain scenarios which set out governance requirements and responsibilities for the key actions which would be carried out and cover risk areas such as payments, liquidity and capital, communications, suppliers and systems, legal, credit, delivery channels and products, employees and the impact on customers.

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

For Insurance, the Group has reported shareholder exposures i.e. where the Group is directly exposed to risk of loss. These shareholder exposures relate to direct investments where the issuer is resident in the named Eurozone country and the credit rating is consistent with the tight credit criteria defined under the appropriate investment mandate. Insurance also has interests in funds domiciled in Ireland and Luxembourg where, in line with the investment mandates, cash is invested in short term financial instruments. For these funds, the exposure is analysed on a look through basis to the country of risk of the obligors of the underlying assets rather than treating as exposure to country of domicile of the fund.

Exposures to selected Eurozone countries

The Group continues to have minimal exposure, in aggregate, which could be considered to be direct recourse to the sovereign risk of the selected countries.

Table 1.30: Selected Eurozone exposures

	Sovereign debt		Financial institutions

	Direct	Cash at			Asset
	sovereign	central			backed			Insurance
	exposures	banks	Banks	Other[1]	securities	Corporate	Personal[2]	assets[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2016
Ireland	–	–	215	512	91	929	4,363	–	6,110
Spain	23	–	76	126	–	630	41	19	915
Portugal	–	–	7	–	–	22	7	–	36
Italy	–	–	38	–	–	59	–	67	164
Greece	–	–	–	–	–	–	–	–	–
	23	–	336	638	91	1,640	4,411	86	7,225
At 31 December 2015
Ireland	–	–	748	445	87	731	3,921	–	5,932
Spain	–	–	77	102	–	870	39	9	1,097
Portugal	–	–	7	–	–	86	6	–	99
Italy	–	–	32	–	–	51	–	73	156
Greece	–	–	–	–	–	1	–	–	1
	–	–	864	547	87	1,739	3,966	82	7,285

1	Excludes reverse repurchase exposure to Institutional funds domiciled in Ireland secured by UK gilts of £14,506 million (2015: £11,267 million) on a gross basis.

2	Ireland Retail exposures have increased by c.£0.4 billion as a result of the depreciation of sterling against the Euro c.£0.7 billion offset by asset reductions primarily driven by repayments of c.£0.3 billion.
73

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In addition to the exposures detailed above, the Group has exposures in the following Eurozone countries:

Table 1.31: Other Eurozone exposures

	Sovereign debt		Financial institutions

	Direct	Cash at			Asset
	sovereign	central			backed			Insurance
	exposures	banks	Banks	Other[1]	securities	Corporate	Personal	assets	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2016
Netherlands	–	8,795	343	324	50	1,610	6,315	423	17,860
France	–	–	1,907	620	41	2,648	96	851	6,163
Germany	1,543	93	538	31	224	1,598	443	477	4,947
Luxembourg	7	–	306	1,484	619	923	–	–	3,339
Belgium	35	–	1,009	300	–	114	–	49	1,507
All other Eurozone countries	38	–	95	–	–	354	–	62	549
	1,623	8,888	4,198	2,759	934	7,247	6,854	1,862	34,365
At 31 December 2015
Netherlands	281	11,515	328	164	37	1,275	4,863	428	18,891
France	173	–	1,809	216	98	1,953	64	953	5,266
Germany	151	97	888	21	66	1,924	177	573	3,897
Luxembourg	–	–	74	1,178	618	1,614	–	36	3,520
Belgium	20	–	830	1	–	298	–	51	1,200
All other Eurozone countries	15	–	403	–	–	342	–	80	840
	640	11,612	4,332	1,580	819	7,406	5,104	2,121	33,614

1	Excludes reverse repurchase exposure to Institutional funds secured by UK gilts of £2,679 million (2015: £1,955 million) on a gross basis.

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

Table 1.32: Environmental risk management approach

74

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

ANALYSIS OF LOANS AND ADVANCES TO BANKS AND CUSTOMERS

The following table analyses loans and advances to banks and customers by category of loan at 31 December for each of the five years listed.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Loans and advances to banks	26,902	25,117	26,155	25,365	32,760
Loans and advances to customers:
Mortgages	306,682	312,877	333,318	335,611	337,879
Other personal lending	20,761	20,579	23,123	23,230	28,334
Agriculture, forestry and fishing	7,269	6,924	6,586	6,051	5,531
Energy and water supply	2,320	3,247	3,853	4,414	3,321
Manufacturing	7,285	5,953	6,000	7,650	8,530
Construction	4,535	4,952	6,425	7,024	7,526
Transport, distribution and hotels	13,320	13,526	15,112	22,294	26,568
Postal and telecommunications	2,564	2,563	2,624	2,364	1,397
Financial, business and other services	49,197	43,072	44,979	42,478	48,729
Property companies	32,192	32,228	36,682	44,277	52,388
Lease financing	2,628	2,751	3,013	4,435	6,477
Hire purchase	11,617	9,536	7,403	5,090	5,334
Total loans	487,272	483,325	515,273	530,283	564,774
Allowance for impairment losses	(2,412)	(3,033)	(6,414)	(11,966)	(15,253)
Total loans and advances net of allowance for impairment losses	484,860	480,292	508,859	518,317	549,521

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013 or later years. The analysis of loans and advances at 31 December 2012 between domestic and international offices is as follows:

	Domestic	International	Total
	£m	£m	£m
Loans and advances to banks	32,073	687	32,760
Loans and advances to customers:
Mortgages	322,687	15,192	337,879
Other personal lending	26,119	2,215	28,334
Agriculture, forestry and fishing	5,482	49	5,531
Energy and water supply	1,773	1,548	3,321
Manufacturing	7,246	1,284	8,530
Construction	6,481	1,045	7,526
Transport, distribution and hotels	22,205	4,363	26,568
Postal and telecommunications	1,239	158	1,397
Financial, business and other services	44,155	4,574	48,729
Property companies	43,683	8,705	52,388
Lease financing	5,306	1,171	6,477
Hire purchase	4,970	364	5,334
Total loans	523,419	41,355	564,774
Allowance for impairment losses	(7,076)	(8,177)	(15,253)
Total loans and advances net of allowance for impairment losses	516,343	33,178	549,521
75

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SUMMARY OF LOAN LOSS EXPERIENCE

The following table analyses the movements in the allowance for impairment losses on loans and advances to banks and customers for each of the five years listed.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Balance at beginning of year	3,033	6,414	11,966	15,253	18,746
Exchange and other adjustments	69	(246)	(410)	291	(380)
Disposal of businesses	–	(82)	–	(176)	–
Advances written off:
Loans and advances to customers:
Mortgages	(42)	(71)	(87)	(601)	(133)
Other personal lending	(728)	(853)	(1,329)	(1,437)	(2,267)
Agriculture, forestry and fishing	(1)	(1)	(8)	(11)	(45)
Energy and water supply	(9)	(73)	–	(102)	(77)
Manufacturing	(19)	(126)	(59)	(130)	(226)
Construction	(96)	(21)	(157)	(84)	(654)
Transport, distribution and hotels	(64)	(728)	(1,119)	(798)	(458)
Postal and telecommunications	(189)	(11)	–	(14)	(7)
Financial, business and other services	(712)	(604)	(946)	(1,030)	(1,071)
Property companies	(215)	(1,648)	(2,669)	(1,891)	(3,554)
Lease financing	–	(31)	(4)	(10)	(75)
Hire purchase	(36)	(37)	(54)	(121)	(130)
Loans and advances to banks	–	–	–	(3)	(10)
Total advances written off	(2,111)	(4,204)	(6,432)	(6,232)	(8,707)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	44	35	18	28	53
Other personal lending	329	366	600	408	757
Energy and water supply	3	5	–	–	–
Manufacturing	80	–	–	–	–
Construction	78	–	–	–	–
Transport, distribution and hotels	50	63	–	–	1
Financial, business and other services	241	193	–	–	–
Property companies	34	101	–	–	4
Lease financing	–	–	–	–	2
Hire purchase	2	1	63	20	26
Total recoveries of advances written off	861	764	681	456	843
Total net advances written off	(1,250)	(3,440)	(5,751)	(5,776)	(7,864)
76

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Effect of unwinding of discount recognised through interest income	(32)	(56)	(126)	(351)	(374)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	(23)	33	(138)	224	278
Other personal lending	438	437	536	920	881
Agriculture, forestry and fishing	3	1	2	–	54
Energy and water supply	(4)	35	28	95	71
Manufacturing	(48)	23	(4)	31	236
Construction	143	13	(81)	66	326
Transport, distribution and hotels	(35)	(88)	198	421	649
Postal and telecommunications	191	(2)	6	(3)	8
Financial, business and other services	6	77	179	552	824
Property companies	(166)	(140)	40	457	1,725
Lease financing	15	31	(1)	(26)	26
Hire purchase	72	23	(30)	(12)	47
Loans and advances to banks	–	–	–	–	–
Total allowances for impairment losses charged against income for the year	592	443	735	2,725	5,125
Total balance at end of year	2,412	3,033	6,414	11,966	15,253
Ratio of net write-offs during the year to average loans outstanding during the year	0.3%	0.8%	1.1%	1.1%	1.4%

The Group’s impairment allowances in respect of loans and advances to banks and customers decreased by £621 million, or 20 per cent, from £3,033 million at 31 December 2015 to £2,412 million at 31 December 2016. This decrease resulted from a charge to the income statement of £592 million being more than offset by net advances written off of £1,250 million (advances written off of £2,111 million less recoveries £861 million). The increase in the charge to the income statement of £149 million, or 34 per cent, from £443 million in 2015 to £592 million in 2016 reflects lower levels of releases and write-backs rather than an underlying deterioration in credit quality. By category of lending, the most significant elements of the charge to the income statement were charges of £438 million in respect of other personal lending, £143 million in respect of construction and £191 million in respect of postal and telecommunications together with a credit of £166 million in respect of property companies. Of the net advances written off of £1,250 million, £399 million related to other personal lending, £471 million related to financial, business and other services and £181 million to property companies.

77

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013 or later years. The analysis of movements in the allowance for impairment losses on loans and advances to banks and customers for the year ended 31 December 2012 between domestic and international offices is as follows:

	Domestic	International	Total
	£m	£m	£m
Balance at beginning of year	8,025	10,721	18,746
Exchange and other adjustments	(24)	(356)	(380)
Advances written off:
Loans and advances to customers:
Mortgages	(96)	(37)	(133)
Other personal lending	(2,258)	(9)	(2,267)
Agriculture, forestry and fishing	(11)	(34)	(45)
Energy and water supply	(68)	(9)	(77)
Manufacturing	(75)	(151)	(226)
Construction	(477)	(177)	(654)
Transport, distribution and hotels	(140)	(318)	(458)
Postal and telecommunications	(1)	(6)	(7)
Financial, business and other services	(919)	(152)	(1,071)
Property companies	(528)	(3,026)	(3,554)
Lease financing	(74)	(1)	(75)
Hire purchase	(129)	(1)	(130)
Loans and advances to banks	(10)	–	(10)
Total advances written off	(4,786)	(3,921)	(8,707)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	53	–	53
Other personal lending	751	6	757
Agriculture, forestry and fishing	–	–	–
Energy and water supply	–	–	–
Manufacturing	–	–	–
Construction	–	–	–
Transport, distribution and hotels	1	–	1
Financial, business and other services	–	–	–
Property companies	–	4	4
Lease financing	2	–	2
Hire purchase	26	–	26
Total recoveries of advances written off	833	10	843
Total net advances written off	(3,953)	(3,911)	(7,864)
78

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Domestic	International	Total
	£m	£m	£m
Effect of unwinding of discount recognised through interest income	(405)	31	(374)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	32	246	278
Other personal lending	1,121	(240)	881
Agriculture, forestry and fishing	15	39	54
Energy and water supply	77	(6)	71
Manufacturing	81	155	236
Construction	221	105	326
Transport, distribution and hotels	289	360	649
Postal and telecommunications	–	8	8
Financial, business and other services	734	90	824
Property companies	776	949	1,725
Lease financing	37	(11)	26
Hire purchase	50	(3)	47
Total allowances for impairment losses charged against income for the year	3,433	1,692	5,125
Total balance at end of year	7,076	8,177	15,253

The following table analyses the coverage of the allowance for loan losses by category of loans.

		2016		2015		2014		2013		2012
		Percentage		Percentage of		Percentage of		Percentage of		Percentage of
		of loans		loans		loans		loans		loans
		in each		in each		in each		in each		in each
	2016	category to	2015	category to	2014	category to	2013	category to	2012	category to
	Allowance	total loans	Allowance	total loans	Allowance	total loans	Allowance	total loans	Allowance	total loans
	£m	%	£m	%	£m	%	£m	%	£m	%
Balance at year end applicable to:
Loans and advances to banks	–	5.5	–	5.2	–	5.1	–	4.8	3	5.8
Loans and advances to customers:
Mortgages	576	63.0	479	64.7	460	64.7	657	63.5	1,113	60.0
Other personal lending	356	4.3	388	4.3	607	4.5	919	4.4	1,147	5.0
Agriculture, forestry and fishing	13	1.5	15	1.4	18	1.3	38	1.1	67	1.0
Energy and water supply	6	0.5	20	0.7	61	0.7	149	0.8	191	0.6
Manufacturing	84	1.5	70	1.2	179	1.2	296	1.4	337	1.5
Construction	319	0.9	165	1.0	158	1.3	395	1.3	504	1.3
Transport, distribution and hotels	161	2.7	219	2.8	1,051	2.9	1,954	4.2	2,162	4.7
Postal and telecommunications	5	0.5	4	0.5	17	0.5	11	0.4	40	0.2
Financial, business and other services	312	10.1	811	8.9	1,225	8.7	2,293	8.0	2,764	8.6
Property companies	470	6.6	790	6.7	2,553	7.1	5,145	8.3	6,664	9.3
Lease financing	–	0.5	–	0.6	1	0.6	6	0.8	33	1.1
Hire purchase	110	2.4	72	2.0	84	1.4	103	1.0	228	0.9
Total balance at year end	2,412	100.0	3,033	100.0	6,414	100.0	11,966	100.0	15,253	100.0
79

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided for 2013 or later years. The analysis of the coverage of the allowance for loan losses at 31 December 2012 between domestic and international offices is as follows:

	Domestic		Foreign		Total
		Percentage of		Percentage of		Percentage of
		loans in each		loans in each		loans in each
		category to		category to		category to
	Allowance	total loans	Allowance	total loans	Allowance	total loans
2012	£m	%	£m	%	£m	%
Balance at year end applicable to:
Loans and advances to banks	3	6.1	–	1.7	3	5.8
Loans and advances to customers:
Mortgages	106	62.0	1,007	36.8	1,113	60.0
Other personal lending	1,064	5.0	83	5.4	1,147	5.0
Agriculture, forestry and fishing	57	1.0	10	0.1	67	1.0
Energy and water supply	177	0.3	14	3.7	191	0.6
Manufacturing	194	1.4	143	3.1	337	1.5
Construction	215	1.2	289	2.5	504	1.3
Transport, distribution and hotels	715	4.2	1,447	10.6	2,162	4.7
Postal and telecommunications	10	0.2	30	0.4	40	0.2
Financial, business and other services	2,008	8.4	756	11.1	2,764	8.6
Property companies	2,307	8.3	4,357	21.0	6,664	9.3
Lease financing	14	1.0	19	2.8	33	1.1
Hire purchase	206	0.9	22	0.8	228	0.9
Total	7,076	100.0	8,177	100.0	15,253	100.0
80

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

In the US non-performing loans and advances are typically written off more quickly than in the UK. Consequently a UK bank may appear to have a higher level of non-performing loans and advances than a comparable US bank although the reported net income may be similar in both the US and the UK.

The Group complies with IFRS 7, which requires more detailed qualitative and quantitative disclosures about its loan portfolios. Accordingly, the table below shows separately those loans that are (i) neither past due nor impaired, (ii) past due but not impaired, (iii) impaired, not requiring a provision and (iv) impaired with a provision.

						Loans and
						advances
		Loans and advances to customers				designated
	Loans and					at fair value
	advances	Retail –	Retail –			through
(audited)	to banks £m	mortgages £m	other £m	Commercial £m	Total £m	profit or loss £m
31 December 2016
Neither past due nor impaired	26,888	296,303	39,478	109,364	445,145	33,079
Past due but not impaired	14	7,340	386	305	8,031	–
Impaired – no provision required	–	784	392	689	1,865	–
– provision held	–	3,536	1,038	2,056	6,630	–
Gross	26,902	307,963	41,294	112,414	461,671	33,079
31 December 2015
Neither past due nor impaired	25,006	302,063	38,886	100,001	440,950	33,174
Past due but not impaired	111	8,233	393	463	9,089	–
Impaired – no provision required	–	732	690	1,092	2,514	–
– provision held	–	3,269	911	2,896	7,076	–
Gross	25,117	314,297	40,880	104,452	459,629	33,174
31 December 2014
Neither past due nor impaired	26,003	320,324	37,886	106,768	464,978	36,725
Past due but not impaired	152	10,311	674	488	11,473	–
Impaired – no provision required	–	578	938	847	2,363	–
– provision held	–	3,766	1,109	7,070	11,945	–
Gross	26,155	334,979	40,607	115,173	490,759	36,725
31 December 2013
Neither past due nor impaired	25,219	318,668	36,789	107,764	463,221	29,443
Past due but not impaired	146	12,329	580	786	13,695	–
Impaired – no provision required	–	637	1,284	1,824	3,745	–
– provision held	–	6,229	1,456	20,829	28,514	–
Gross	25,365	337,863	40,109	131,203	509,175	29,443
31 December 2012
Neither past due nor impaired	32,726	319,613	41,223	117,152	477,988	14,551
Past due but not impaired	31	12,880	922	1,527	15,329	–
Impaired – no provision required	–	741	1,530	1,504	3,775	–
– provision held	3	7,391	2,124	33,003	42,518	–
Gross	32,760	340,625	45,799	153,186	539,610	14,551

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

						Loans and
						advances
		Loans and advances to customers				designated
	Loans and					at fair value
	advances	Retail –	Retail –			through
(audited)	to banks £m	mortgages £m	other £m	Commercial £m	Total £m	profit or loss £m
31 December 2016
0-30 days	14	3,547	285	157	3,989	–
30-60 days	–	1,573	75	37	1,685	–
60-90 days	–	985	2	74	1,061	–
90-180 days	–	1,235	6	14	1,255	–
Over 180 days	–	–	18	23	41	–
Total	14	7,340	386	305	8,031	–
31 December 2015
0-30 days	111	4,066	276	248	4,590	–
30-60 days	–	1,732	81	100	1,913	–
60-90 days	–	1,065	9	52	1,126	–
90-180 days	–	1,370	8	19	1,397	–
Over 180 days	–	–	19	44	63	–
Total	111	8,233	393	463	9,089	–
31 December 2014
0-30 days	152	4,854	453	198	5,505	–
30-60 days	–	2,309	110	51	2,470	–
60-90 days	–	1,427	90	139	1,656	–
90-180 days	–	1,721	5	38	1,764	–
Over 180 days	–	–	16	62	78	–
Total	152	10,311	674	488	11,473	–
31 December 2013
0-30 days	146	5,596	489	347	6,432	–
30-60 days	–	2,639	87	102	2,828	–
60-90 days	–	1,734	4	57	1,795	–
90-180 days	–	2,360	–	41	2,401	–
Over 180 days	–	–	–	239	239	–
Total	146	12,329	580	786	13,695	–
31 December 2012
0-30 days	–	5,996	744	860	7,600	–
30-60 days	3	2,667	138	131	2,936	–
60-90 days	2	1,750	29	328	2,107	–
90-180 days	6	2,467	5	56	2,528	–
Over 180 days	20	–	6	152	158	–
Total	31	12,880	922	1,527	15,329	–

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

						Loans and
						advances
		Loans and advances to customers				designated
	Loans and					at fair value
	advances	Retail –	Retail –			through
(audited)	to banks £m	mortgages £m	other £m	Commercial £m	Total £m	profit or loss £m
31 December 2016
Good quality	26,745	295,286	34,195	72,083		33,049
Satisfactory quality	87	814	4,479	30,433		30
Lower quality	3	39	387	6,433		–
Below standard, but not impaired	53	164	417	415		–
Total	26,888	296,303	39,478	109,364	445,145	33,079
31 December 2015
Good quality	24,670	301,403	33,589	63,453		33,156
Satisfactory quality	311	527	4,448	28,899		15
Lower quality	4	27	476	7,210		3
Below standard, but not impaired	21	106	373	439		–
Total	25,006	302,063	38,886	100,001	440,950	33,174
31 December 2014
Good quality	25,654	318,967	30,993	65,106		36,482
Satisfactory quality	263	1,159	5,675	28,800		238
Lower quality	49	72	623	11,204		5
Below standard, but not impaired	37	126	595	1,658		–
Total	26,003	320,324	37,886	106,768	464,978	36,725
31 December 2013
Good quality	25,044	314,749	29,129	66,345		29,432
Satisfactory quality	171	2,948	6,414	29,038		7
Lower quality	2	308	501	9,991		3
Below standard, but not impaired	2	663	745	2,390		1
Total	25,219	318,668	36,789	107,764	463,221	29,443
31 December 2012
Good quality	32,173	313,372	30,924	60,049		14,514
Satisfactory quality	174	4,532	8,579	33,477		28
Lower quality	10	552	862	18,153		6
Below standard, but not impaired	369	1,157	858	5,473		3
Total	32,726	319,613	41,223	117,152	477,988	14,551

For further details see note 52 on page F-90.

INTEREST FOREGONE ON NON-PERFORMING LENDING

The table below summarises the interest foregone on impaired lending.

2016
£m
Interest income that would have been recognised under original contract terms	317
Interest income included in profit	(205)
Interest foregone	112
83

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TROUBLED DEBT RESTRUCTURINGS

In the US, loans whose terms have been modified due to problems with the borrower are required to be separately disclosed. If the new terms were in line with market conditions at the time of the restructuring and the restructured loan remains current as to repayment of principal and interest then the disclosure is discontinued at the end of the first year. The Company’s accounting policy for loans that are renegotiated is set out in note 2(H)(l) to the financial statements. The table below sets out loans that are forborne at 31 December 2016, 2015 and 2014, separately identifying those loans that are also impaired:

				Impairment
	Total forborne	Total forborne		allowance as a
	loans and	loans and	Total loans and	% of loans and
	advances which	advances which	advances which	advances which
	are not impaired	are impaired	are forborne	are forborne
	£m	£m	£m	%
At 31 December 2016
UK secured retail	1,879	217	2,096	4.7
UK unsecured retail	20	107	127	40.5
Consumer credit cards	93	119	212	29.0
Asset Finance UK Retail	55	62	117	27.0
Run off: Ireland secured retail	137	19	156	16.6
Commercial Banking	466	2,179	2,645	31.2
Run off: Corporate Real Estate, other Corporate and Specialist Finance	3	995	998	51.1
At 31 December 2015
UK secured retail	2,929	173	3,102	4.2
UK unsecured retail	28	119	147	40.0
Consumer credit cards	105	120	225	26.8
Asset Finance UK Retail	49	51	100	25.5
Run off: Ireland secured retail	143	26	169	13.3
Commercial Banking	986	2,528	3,514	30.9
Run off: Corporate Real Estate, other Corporate and Specialist Finance	9	1,771	1,780	52.5
Run-off Ireland: Commercial real estate and corporate	32	5	37	0.0
At 31 December 2014
UK secured retail	4,128	266	4,394	3.5
UK unsecured retail	23	139	162	39.4
Consumer credit cards	94	140	234	29.1
Asset Finance UK Retail	56	53	109	20.5
Run off: Ireland secured retail	239	41	280	12.7
Commercial Banking	1,896	3,241	5,137	31.0
Run off: Corporate Real Estate, other Corporate and Specialist Finance	86	1,912	1,998	58.3
Run-off Ireland: Commercial real estate and corporate	384	3,052	3,436	72.2

The Group assesses whether a loan benefiting from a UK Government-sponsored programme is impaired or a troubled debt restructuring using the same accounting policies and practices as it does for loans not benefiting from such a programme.

Further information on the schemes operated by the Group to assist borrowers who are experiencing financial stress and on the Group’s forborne loans is set out on pages 56 to 59 and pages 65 to 72.

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

In the UK, although a bank is entitled to enforce a first charge on a property held as security, it typically does so only to the extent of enforcing its power of sale. In accordance with IFRS and industry practice, Lloyds Banking Group usually takes control of a property held as collateral on a loan at repossession without transfer of title. Loans subject to repossession continue to be reported as loans in the balance sheet. The Group’s gains or losses on sale of the acquired property are recorded within the provision for loan losses during the reporting period.

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

			Governments	Banks and other	Commercial,
			and official	financial	industrial
		Total	institutions	institutions	and other
	% of assets	£m	£m	£m	£m
At 31 December 2016:
United States of America	1.6	13,224	7,564	1,718	3,942
At 31 December 2015:
United States of America	1.5	11,748	6,349	952	4,447
At 31 December 2014:
United States of America	1.3	11,437	7,838	1,177	2,422

At 31 December 2016, United States of America had commitments of £2,168 million.

At 31 December 2016, no countries had cross border outstandings of between 0.75 per cent and 1 per cent of assets.

At 31 December 2015, no countries had cross border outstandings of between 0.75 per cent and 1 per cent of assets.

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

EXPOSURES

The Group faces significant conduct risks, which affect all aspects of the Group’s operations, all types of customers and other stakeholders. These can be considered across two main categories; customer conduct risks and market conduct risks. Customer conduct risks are those that have a direct impact on a customer – or group of customers – and can materialise through products or services not meeting the needs of its customers; sales processes resulting in poor customer outcomes; or the failure to deal with a customer’s complaint effectively which in turn may lead to a referral to the Financial Ombudsman Service. Market conduct risks can exist where activity taken can disrupt the fair and effective operation of a market in which the Group is active. Market conduct risks can arise from the mismanagement of market sensitive information, the failure to identify and report suspicious transactions or orders, or through inaccurate benchmark submissions.

There is an ongoing high level of scrutiny regarding financial institutions’ treatment of customers, including those in vulnerable circumstances, from regulatory bodies, the media, politicians and consumer groups. As a result, there is a risk that certain aspects of the Group’s current or legacy business may be determined by the Financial Conduct Authority, other regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, or in a manner that fails to deliver fair and reasonable customer treatment. The Group may also be liable for damages to third parties harmed by the conduct of its business. There is also a significant regulatory focus on market misconduct, resultant from previous issues around LIBOR and FX.

MEASUREMENT

To articulate its conduct risk appetite, the Group has sought more granularity through the use of suitable conduct risk metrics and tolerances that indicate where it may potentially be operating outside its conduct appetite. Conduct Risk Appetite Metrics (CRAMs) have been designed for all product families offered by the Group; a set of common metrics have been agreed for all products to support a consistent approach. These contain a range of product design, sales and post-sales metrics to provide a more holistic view of conduct risks; each product also has additional bespoke metrics. The common metrics are sales volume, product governance adherence, target market, outcome testing: meets customer needs, outcome testing: information disclosure, outcome testing: regulatory compliance, retention, usage, claims (decline rates), complaints, Financial Ombudsman Service uphold rate and complaints outcome testing. Each of the tolerances for the metrics are agreed for the individual product and are tracked monthly. At a consolidated level these metrics are part of the Board approved risk appetite. The Group also continues to measure the effectiveness of the overall strategic focus on conduct within the divisions and functions and its impact on customer outcomes and the effective implementation of the Customer Vulnerability agenda through the Group Customer First Committee (GCFC).

In relation to market conduct, relevant metrics are being established, and will continue to evolve in line with external developments. These cover a range of topics including the management of confidential and market sensitive information; and the way in which conflicts of interest are managed.

MITIGATION

The Group takes a range of mitigating actions with respect to this risk. The transition of the customer-focused UK centric strategy into the Business has strengthened its culture and values, improved systems and processes, and implemented more effective controls. These actions are being further embedded throughout the Group (across all business areas and all supporting functional areas) through the continued evolution of the strategic focus on conduct within business as usual supported by the GCFC, including:

–	Conduct risk appetite established at Group and business area level, with metrics included in the Board Risk Appetite to ensure ongoing due-focus;

–	Customer needs explicitly considered within business and product level planning and strategy, with Divisional plans reviewed and challenged by the GCFC;

–	Cultural transformation, supported by strong direction and tone from senior executives and the Board. This is underpinned by the Group’s values and Codes of Responsibility, to deliver the best bank for customers;

–	Establishment of the Customer Vulnerability Framework, which operates at a senior level to prioritise change, drive implementation and ensure consistency across the Group;

–	Development of the Group’s Customer Journey Strategy and Framework to support its focus on conduct from an end-to-end customer perspective;

–	Enhanced product governance framework to ensure products continue to offer customers fair value, and consistently meet their needs throughout their product life cycle;

–	Enhanced complaints management through effectively responding to, and learning from, root causes to reduce complaint volumes and the Financial Ombudsman Service change rate;

–	Enhanced recruitment and training, with a focus on how the Group manages colleagues’ performance with clearer customer accountabilities; and

–	Ongoing focus on the strategic conduct agenda in the Group’s interactions with third parties involved in serving customers to ensure consistent delivery of needs met.

The Group has also prioritised activity designed to reinforce good conduct in its engagement with the markets in which it operates. This has included the creation of a Market Conduct Steering Committee, training for relevant colleagues, the development of enhanced procedures, and the enhancement of preventative and detective controls including the Group’s trade surveillance and continuous surveillance capability.

The Group’s leadership team, through the GCFC, has oversighted and approved the transition of the Conduct Strategy within the business as usual to support the development of the right customer centric culture. The Board and Group Risk Committee receive regular qualitative and quantitative reports to track progress on how the Group is meeting customer needs and minimising conduct risk across all areas of the business.

The Group actively engages with regulatory bodies and other stakeholders in developing its understanding of current customer treatment concerns, and those relating to the fairness and effectiveness of markets, to ensure that the Group’s strategic conduct focus in business as usual continues to meet evolving stakeholder expectations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MONITORING

Monitoring and reporting is undertaken at Board, Group and business area committees. As part of the reporting of CRAMs, a robust outcomes testing regime, for both sales and complaints processes, is in place to test performance of customer critical activities. The GCFC has responsibility for monitoring and reviewing integrated measurement of enhanced outcomes, customer views and cultural transformation, including challenging Divisions to make changes based on key learnings to support the delivery of the Group’s vision and foster a customer centric culture. Monitoring activity has also increased in scope to cover trading and communication surveillance, and the monitoring and testing of controls relevant to the Group’s market conduct agenda.

MARKET RISK

DEFINITION

Market risk is defined as the risk that unfavourable market moves (including changes in and increased volatility of interest rates, market-implied inflation rates, credit spreads and prices for bonds, foreign exchange rates, equity, property and commodity prices and other instruments) lead to reductions in earnings and/or value.

BALANCE SHEET LINKAGES

The information provided in table 1.33 (below) aims to facilitate the understanding of linkages between banking, trading, and insurance balance sheet items and the positions disclosed in the Group’s market risk disclosures.

Table 1.33: Market risk linkage to the balance sheet

		Banking
		Trading
2016	Total £m	book only £m	Non-trading £m	Insurance £m	Primary market risk factor
Assets
Cash and balances at central banks	47,452	–	47,452	–	Interest rate
Trading and other financial assets at fair value through profit or loss	151,174	45,247	4,039	101,888	Interest rate, foreign exchange, credit spread
Derivative financial instruments	36,138	30,951	2,713	2,474	Interest rate, foreign exchange, credit spread
Loans and receivables:
Loans and advances to banks	26,902	–	5,583	21,319	Interest rate
Loans and advances to customers[1]	457,958	–	457,958	–	Interest rate
Debt securities	3,397	–	3,397	–	Interest rate, credit spread
	488,257	–	466,938	21,319
Available-for-sale financial assets	56,524	–	56,522	2	Interest rate, foreign exchange, credit spread
Value of in-force business	5,042	–	–	5,042	Equity
Other assets	33,206	–	16,811	16,395	Interest rate
Total assets	817,793	76,198	594,475	147,120

Liabilities
Deposits from banks	16,384	–	16,384	–	Interest rate
Customer deposits	415,460	–	415,460	–	Interest rate
Trading and other financial liabilities at fair value through profit or loss	54,504	45,079	9,425	–	Interest rate, foreign exchange
Derivative financial instruments	34,924	30,143	1,967	2,814	Interest rate, foreign exchange, credit spread
Debt securities in issue	76,314	–	76,314	–	Interest rate, credit spread
Liabilities arising from insurance and investment contracts	114,502	–	–	114,502	Credit spread
Subordinated liabilities	19,831	–	18,012	1,819	Interest rate, foreign exchange
Other liabilities	37,409	–	9,726	27,683	Interest rate
Total liabilities	769,328	75,222	547,288	146,818

1	Includes £6.7 billion of lower risk loans within the banking book sold by Commercial Banking and Retail to Insurance to manage market risk arising from annuitant liabilities within the Insurance business.

The defined benefit pension schemes’ assets and liabilities are included under Other assets and Other liabilities in this table and note 36 on page F-47 provides further information.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Group’s trading book assets and liabilities are originated by Financial Markets within the Commercial Banking division. Within the Group’s balance sheet these fall under the trading assets and liabilities and derivative financial instruments. The assets and liabilities are classified as trading books if they have been acquired or incurred for the purpose of selling or repurchasing in the near future. These consist of government, corporate and financial institution bonds and loans/deposits and repos. Further information on these activities can be found under the Trading portfolios section on page 92.

Derivative assets and liabilities are held by the Group for three main purposes; to provide risk management solutions for clients, to manage portfolio risks arising from client business and to manage and hedge the Group’s own risks. The majority of derivatives exposure arises within Financial Markets. Insurance business assets and liabilities relate to policyholder funds, as well as shareholder invested assets, including annuity funds. The Group recognises the value of in-force business in respect of Insurance’s long-term life assurance contracts as an asset in the balance sheet (see note 24, page F-38).

The Group ensures that it has adequate cash and balances at central banks and stocks of high quality liquid assets (e.g. Gilts or US Treasury Securities) that can be converted easily into cash to meet liquidity requirements. The majority of these assets are held as available-for-sale with the remainder held as financial assets at fair value through profit and loss. Further information on these balances can be found under the Funding and Liquidity Risk on page 95. Interest rate risk in the asset portfolios is swapped into a floating rate.

The majority of debt issuance originates from the Issuance, Capital Vehicles and Medium Term Notes desks and the interest rate risk of the debt issued is hedged by swapping them into a floating rate.

The non trading book primarily consists of customer on balance sheet activities and the Group’s capital and funding activities, which expose it to the risk of adverse movements in market prices, predominantly interest rates, credit spreads, exchange rates and equity prices, as described in further detail within the Banking activities section (page 89).

Table 1.34 shows the key material market risks for the Group’s banking, defined benefit pension schemes, Insurance and trading activities.

Table 1.34: Key material market risks for the Group by individual business activity (profit before tax impact measured against Group single stress scenarios)

Risk type
2016	Interest Rate	Basis Risk	FX	Credit Spread	Equity	Inflation
Banking activities[1]	●	●	–	●	●	–
Defined benefit pension scheme[1]	●	–	–	■	–	–
Insurance portfolios[1]	●	–	–	●	●	–
Trading portfolios[2]	–	–	–	–	–	–

Profit before tax	Loss	Gain
>£500m	●	■
£250m – £500m	●	■
£50m – <£250m	●	■
Immaterial/zero	–	–

1	Banking Activities: Insurance and Pensions stresses; Interest rate -100 bps, Basis 3 month Libor +100bps/Bank Base Rate -25pbs, FX -15 per cent GBP.
Credit Spread +100 per cent, Equity -30 per cent, Inflation +50 bps.

2	Trading Portfolios; Interest rate -30bps, FX -5 per cent GBP, Credit spread +20 per cent, Inflation +30bps.

MEASUREMENT

In addition to measuring single factors, board risk appetite is calibrated primarily to five economic multirisk scenarios, and is supplemented with sensitivity based measures. The scenarios assess the impact of unlikely, but plausible adverse stresses on income, with the worst case for banking activities, defined benefit pensions, insurance and trading portfolios reported against independently, and across the Group as a whole.

The Board risk appetite is cascaded first to the Group Asset and Liability Committee (GALCO), chaired by the Chief Financial Officer, where risk appetite is approved and monitored by risk type, and then to Group Market Risk Committee (GMRC) where risk appetite is sub allocated by Division. These metrics are reviewed regularly by senior management to inform effective decision making.

MITIGATION

GALCO is responsible for approving and monitoring group market risks, management techniques, market risk measures, behavioural assumptions, and the market risk policy. Various mitigation activities are assessed and undertaken across the Group to manage portfolios and seek to ensure they remain within approved limits. The mitigation actions will vary dependent on exposure, but will, in general, look to reduce risk in a cost effective manner, by offsetting balance sheet exposures and externalising through to the financial markets dependent on market liquidity. The market risk policy is owned by Group Corporate Treasury (GCT) and refreshed annually. The policy is underpinned by supplementary market risk procedures, which define specific market risk management and oversight requirements.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BANKING ACTIVITIES

EXPOSURES

The Group’s banking activities expose it to the risk of adverse movements in market prices, predominantly interest rates, credit spreads, exchange rates and equity prices. The volatility of market values can be affected by both the transparency of prices and the amount of liquidity in the market for the relevant asset or liability.

Interest rate risk

Interest rate risk in the Group’s divisional portfolios and in the Group’s capital and funding activities arises from the different repricing characteristics of the Group’s non-trading assets, liabilities (see loans and advances to customers and customer deposits in table 1.36) and off balance sheet positions. Behavioural assumptions are applied to (i) embedded optionality within products; (ii) the duration of balances that are contractually repayable on demand, such as current accounts and overdrafts, together with net free reserves of the group; and (iii) to the re-pricing behaviour of managed rate liabilities namely variable rate savings.

Basis risk arises from the possible changes in spreads, for example where the bank lends with reference to a central bank rate but funds with reference to LIBOR and the spread between these two rates widens or tightens.

Prepayment risk arises, predominantly in the Retail division, as customer balances amortise more quickly or slowly than anticipated due to economic conditions or customer’s response to changes in economic conditions. Pipeline and pre hedge risk arises where new business volumes are higher or lower than forecasted.

Foreign exchange risk

Economic foreign exchange exposure arises from the Group’s investment in its overseas operations (net investment exposures are disclosed in note 52 on page F-87). In addition, the Group incurs foreign exchange risk through non-functional currency flows from services provided by customer facing divisions and the Group’s debt and capital management programmes.

Equity risk

Equity risk arises primarily from three different sources; (i) the Group’s strategic equity holdings in Banco Sabadell, Aberdeen Asset Management, and Visa Europe; (ii) exposure to Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package; and (iii) the Group’s private equity investments held by Lloyds Development Capital.

Credit spread risk

Credit spread risk arises largely from (i) the liquid asset portfolio held in the management of Group liquidity, comprising of government, supranational, and other eligible assets; and (ii) the Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) sensitivity to credit spreads; and (iii) a number of the Group’s structured medium term notes where it has elected to fair value the notes through the profit and loss account.

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

(iii) Market Value limit: this caps the amount of conventional and inflation-linked government bonds held by the Group for liquidity purposes.

(iv) Structural hedge limits; these metrics enhance understanding of assumption and duration risk taken within the behaviouralisation of this portfolio.

The Group has an integrated Asset and Liability Management (ALM) system which supports non traded asset and liability management of the Group. This provides a single consolidated tool to measure and manage interest rate repricing profiles (including behavioural assumptions), perform stress testing and produce forecast outputs. The Group is aware that any assumptions based model is open to challenge. A full behavioural review is performed annually to ensure the assumptions remain appropriate.

A limit structure exists to ensure that risks stemming from residual and temporary positions or from changes in assumptions about customer behaviour remain within the Group’s risk appetite.

Table 1.35 below shows, split by material currency, the Group’s market value sensitivities to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

Table 1.35: Banking activities: market value sensitivity

	2016				2015

	Up 25bps	Down 25bps	Up 100bps	Down 100bps	Up 25bps	Down 25bps	Up 100bps	Down 100bps
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	(11.4)	11.5	(45.1)	31.6	48.7	(48.8)	194.2	(115.9)
US Dollar	3.2	(3.2)	12.6	(13.7)	1.9	(1.9)	7.5	(5.9)
Euro	(6.0)	(3.7)	(23.2)	(12.1)	1.7	(2.1)	6.9	(6.8)
Other	(0.2)	0.2	(0.9)	0.6	(0.4)	0.4	(1.6)	1.1
Total	(14.4)	4.8	(56.6)	6.4	51.9	(52.4)	207.0	(127.5)

This is a risk based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The market value sensitivity is driven by temporary customer flow positions not yet hedged plus other positions occasionally held within limits, by the Group’s wholesale funding desks in order to minimise overall funding and hedging costs. The level of risk is low relative to the size of the total balance sheet.

Table 1.36 below shows supplementary value sensitivity to a steepening and flattening in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.

Table 1.36: Banking activities: market value sensitivity to a steepening and flattening of the yield curve

	2016		2015

	Steepener	Flattener	Steepener	Flattener
	£m	£m	£m	£m
Sterling	(5.8)	(13.2)	(105.7)	97.1
US Dollar	0.7	(1.3)	(3.4)	4.8
Euro	(15.3)	(12.8)	(0.5)	2.0
Other	(0.2)	0.2	0.2	(0.2)
Total	(20.6)	(27.1)	(109.4)	103.7

The table below shows the banking book income sensitivity to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

Table 1.37: Banking activities: net interest income sensitivity (audited)

	2016				2015

	Up 25bps	Down 25bps	Up 100bps	Down 100bps	Up 25bps	Down 25bps	Up 100bps	Down 100bps
	£m	£m	£m	£m	£m	£m	£m	£m
Client facing activity and associated hedges	176.8	(286.1)	724.9	(408.0)	152.4	(140.1)	604.7	(464.2)

Income sensitivity is measured over a rolling 12 month basis.

The interest income sensitivity continues to reflect structural hedging against margin compression. The increased sensitivity reflects both the timing of margin management, and the level of floors giving rise to increased compression risk in the Group.

Basis risk, foreign exchange, equity, and credit spread risks are measured primarily through scenario analysis by assessing the impact on profit before tax over a 12 month horizon arising from a change in market rates, and reported within the Board Risk Appetite on a monthly basis. Supplementary measures such as sensitivity and exposure limits are applied where they provide greater insight into risk positions. Frequency of reporting supplementary measures varies from daily to quarterly appropriate to each risk type.

MITIGATION

The Group’s policy is to optimise reward whilst managing its market risk exposures within the risk appetite defined by the Board. The Group Market Risk policy and procedures outlines the hedging process, and the centralisation of risk from divisions into GCT, e.g. via Transfer Pricing Framework. GCT is responsible for managing the centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of GALCO within the Board risk appetite. Derivative desks in Financial Markets will then externalise the hedges to the market. The Group has hedge accounting solutions in place, which reduce the accounting volatility arising from the Group’s economic hedging activities by utilising both Libor based and Bank base rate assets.

The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group’s structural hedge. Consistent with the Group’s strategy to deliver stable returns, GALCO seeks to minimise large reinvestment risk, and to smooth earnings over a range of investment tenors. The amount and duration of the hedging activity is reviewed regularly by GALCO, with current maximum duration of around four years.

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

DEFINED BENEFIT PENSION SCHEMES

EXPOSURES

The Group’s defined benefit pension schemes are exposed to significant risks from their assets and liabilities. The liability discount rate provides exposure to interest rate risk and credit spread risk, which are partially offset by fixed interest assets (such as gilts and corporate bonds) and swaps. Equity and alternative asset risk arises from direct asset holdings.

For further information on defined benefit pension scheme assets and liabilities please refer to note 36 on page F-47.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MEASUREMENT

Management of the assets is the responsibility of the Trustees of the schemes who are responsible for setting the investment strategy and for agreeing funding requirements with the Group. Should a funding deficit arise, the Group will be liable for meeting it, and as part of a triennial valuation process will agree with the Trustees a funding strategy to eliminate the deficit over an appropriate period.

MITIGATION

The Group takes an active involvement in agreeing risk management and mitigation strategies with the schemes’ Trustees. An interest rate and inflation hedging programme is in place to reduce liability risk. In recent years the schemes have also reduced equity allocation and invested the proceeds in credit assets as part of a programme to de-risk the portfolio.

MONITORING

In addition to the wider risk management framework, governance of the schemes includes two specialist pensions committees (one Group executive sub-committee and a supporting management committee).

The surplus or deficit in the schemes is tracked on a monthly basis along with various single factor and scenario stresses which consider the assets and liabilities holistically. The impact on Group capital resources of the schemes is monitored monthly. Performance against risk appetite triggers is also monitored monthly. Hedges are in place and asset/liability matching positions are also actively monitored.

INSURANCE PORTFOLIOS

EXPOSURES

The main elements of market risk to which the Group is exposed through the Insurance business are equity, credit spread, interest rate and inflation.

–	Equity risk arises indirectly through the value of future management charges on policyholder funds. These management charges form part of the value of in-force business (see note 24 on page F-38). Equity risk also arises in the with-profits funds but is less material.

–	Credit spread risk mainly arises from annuities where policyholders’ future cashflows are guaranteed at retirement. Exposure arises if the market value of the assets which are held to back these liabilities, mainly corporate bonds and loans, do not perform in line with expectations. Within the Group accounts a large amount of the exposure to market value movements, but not actual default losses, is removed as accounting rules require that assets Insurance have acquired from Group are maintained at the original amortised book value.

–	Interest rate risk arises through holding credit and interest assets mainly in the annuity book and also to cover general insurance liabilities, capital requirements and risk appetite.

–	Inflation exposure arises from a combination of inflation linked policyholder benefits and inflation assumptions used to project future expenses.

MEASUREMENT

Current and potential future market risk exposures within Insurance are assessed using a range of stress testing exercises and scenario analyses.

Risk measures include 1-in-200 year stresses used for regulatory capital assessments and single factor stresses for profit before tax.

Table 1.38 demonstrates the impact of the Group’s UK Recession stress scenario (with no diversification benefit) on Insurance’s portfolio; this is the most onerous scenario for Insurance out of the Group scenarios. The amounts include movements in assets, liabilities and the value of in-force business in respect of insurance contracts and participating investment contracts.

Table 1.38: Insurance business: profit before tax sensitivities

	Increase (reduction) in profit before tax

	2016	2015[1]
	£m	£m
Interest rates – decrease 100 basis points	(142)	9
Inflation – increase 50 basis points	(34)	(23)
Credit spreads – 100% widening	(812)	(864)
Equity – 30% fall	(681)	(616)
Property – 25% fall	(58)	(51)

1	Restated. The most onerous scenario has changed to UK Recession from Fiscal Solvency.

Further stresses that show the effect of reasonably possible changes in key assumptions, including the risk-free rate, equity investment volatility, widening of credit default spreads on corporate bonds and an increase in illiquidity premia, as applied to profit before tax are set out in note 33.

MITIGATION

Equity and credit spread risks are closely monitored and, where appropriate, asset liability matching is undertaken to mitigate risk. A hedging strategy is in place to reduce exposure from the with-profit funds.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause significant losses in the trading book depending on the positions at the time. The average 95 per cent 1-day trading VaR (diversified across risk factors) was £1.3 million for year end 2016 compared to £1.4 million for year end 2015. This decrease was due to the significant de-risking activities that took place at the portfolio level.

Trading market risk measures are applied to all the Group’s regulatory trading books and they include daily VaR (table 1.39), sensitivity based measures, and stress testing calculations.

MEASUREMENT

The Group internally uses VaR as the primary risk measure for all trading book positions.

Table 1.39 shows some relevant statistics for the Group’s 1-day 95 per cent confidence level VaR that are based on 300 historical consecutive business days to year end 2016 and year end 2015.

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

Table 1.39: Trading portfolios: VaR (1-day 95 per cent confidence level) (audited)

	At 31 December 2016				At 31 December 2015

	Close	Average	Maximum	Minimum	Close	Average	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate risk	0.7	1.3	7.7	0.5	0.8	1.4	3.5	0.8
Foreign exchange risk	0.1	0.3	0.8	0.1	0.2	0.3	0.8	0.1
Equity risk	–	–	–	–	–	–	–	–
Credit spread risk	0.2	0.2	0.4	0.1	0.2	0.4	1.0	0.2
Inflation risk	0.2	0.3	5.9	0.1	0.1	0.3	1.6	0.1
All risk factors before diversification	1.2	2.1	14.3	1.1	1.3	2.3	6.2	1.3
Portfolio diversification	(0.5)	(0.8)			(0.4)	(0.9)
Total VaR	0.7	1.3	5.7	0.6	0.9	1.4	3.1	0.8

The market risk for the trading book continues to be low with respect to the size of the Group and compared to its peers. This reflects the fact that the Group’s trading operations are customer-centric and focused on hedging and recycling client risks. Note that the maximum VaR reported at £5.7 million was due to the incomplete booking of a position by end of day 22 March 2016 and hence did not reflect the true end of day position and was not a real limit breach. The VaR returned to normal levels once the booking was completed the next day. The next highest VaR was £3.8 million.

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

MITIGATION

The level of exposure is controlled by establishing and communicating the approved risk limits and controls through policies and procedures that define the responsibility and authority for risk taking. Market risk limits are clearly and consistently communicated to the business. Any new or emerging risks are brought within risk reporting and defined limits.

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

The aim of operational risk management is to manage operational risks, protecting customers and the Group, whilst delivering sustainable growth. Operational risks are managed in line with defined appetites through the Group Operational Risk Management Framework, evaluating key exposures, measuring risks, mitigating risks, and monitoring risks on an ongoing basis, as set out below.

EXPOSURES

The principal operational risks to the Group are:

–	The risk that the Group is unable to provide services to customers as a result of an IT systems failure;

–	Cyber risks associated with malicious attacks on the confidentiality or integrity of electronic data, or the availability of systems;

–	Fraud and financial crime arising from acts of deception or omission;

–	Ensuring compliance with increasingly complex and detailed anti-money laundering, anti-terrorism, sanctions and prohibitions laws and regulations, as failure to do so would adversely impact the Group’s reputation and potentially incur fines and other legal enforcements;

–	Risks arising from inadequate delivery of services to customers;

–	The risk associated with the ongoing provision of services to TSB and other organisations; and

–	Terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events.

A number of these risks also apply where there is a reliance on third party suppliers to provide services to the Group or its customers.

MEASUREMENT

Operational risk is managed within a Board approved framework and risk appetite. A variety of measures are used such as: scoring of potential risks, using impact and likelihood, with impact thresholds aligned to risk appetite statements; assessment of the effectiveness of controls; monitoring of events and losses by size, business unit and internal risk categories.

Table 1.40 below shows high level loss and event trends for the Group using Basel II categories. Based on data captured on the Group’s Operational Risk System, in 2016, the highest frequency of events occurred in external fraud (61.58 per cent) and execution, delivery and process management (24.80 per cent). Clients, products and business practices accounted for 77.62 per cent of losses by value, driven by legacy issues where impacts materialised in 2016 (excluding PPI).

Table 1.40: Operational risk events by risk category (losses greater than or equal to £10,000), excluding PPI

	% of total volume		% of total losses

	2016	2015	2016	2015
Business disruption and system failures	1.01	0.40	0.55	0.13
Clients, products and business practices	11.31	11.46	77.62	83.43
Damage to physical assets	1.05	0.06	0.27	0.04
Employee practices and workplace safety	0.04	0.03	–	–
Execution, delivery and process management	24.80	15.81	19.23	11.08
External fraud	61.58	71.96	2.31	5.27
Internal fraud	0.21	0.28	0.02	0.05
Total	100.00	100.00	100.00	100.00

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MITIGATION

The Group continues to review and invest in its control environment to ensure it addresses the inherent risks faced. Risks are reported and discussed at local governance forums and escalated to executive management and Board as appropriate. This ensures the correct level of visibility and engagement. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (which would also include insurance) and acceptance. Where there is a reliance on third party suppliers to provide services, the Group’s Sourcing Policy ensures that outsourcing initiatives follow a defined sourcing process including due diligence and risk evaluation. Contingency plans are maintained for a range of potential scenarios, with regular disaster recovery and scenario testing scheduled to test and challenge the readiness of the Group to respond in the event of an incident.

–	The Group continues to mature its approach to operational resilience by enhancing the resilience of systems that support the Group’s critical business processes through the IT Resilience programme, with independent verification of progress on an annual basis. The Board recognises the role that resilient technology plays in achieving the Group’s strategy of becoming the best bank for customers and in maintaining banking services across the wider industry. As such, the Board dedicates considerable time and focus to this subject at both the Board and the Board Risk Committee, and continues to sponsor key investment programmes that enhance its resilience.

–	The threat landscape associated with cyber risk continues to evolve and regulatory attention continues. The Board has defined a Cyber Risk Appetite and is supporting initiatives to protect the Group against malicious cyber-attacks. The Group continues to invest in enhanced protection of customer information, including limiting access to key systems and enhancing the security, durability and accessibility of critical information.

–	The Group adopts a risk based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. Fraud Risk Appetite metrics have been defined, holistically covering the impacts of fraud in term of losses to the Group, costs of fraud systems and operations, and customer experience of actual and attempted fraud. Oversight of the appropriateness and performance of these metrics is undertaken regularly through business area and Group-level committees. This approach drives a continual programme of prioritised enhancements to the Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group’s commercial interests and reputation, comply with legal requirements and meet regulatory expectations. The Group’s fraud awareness programme remains a key component of its fraud control environment, and awareness of fraud risk is supported by mandatory training for all colleagues.

–	The Group has adopted policies and procedures designed to detect and prevent the use of its banking network for money laundering, terrorist financing, bribery and activities prohibited by legal and regulatory sanctions. The Group regularly reviews and assesses these policies to keep them current, effective and consistent across markets and jurisdictions, against a background of increasingly complex and detailed laws and regulations. The Group requires mandatory training on these topics for all employees. Specifically, the anti-money laundering procedures include ‘know-your-customer’ requirements, transaction monitoring technologies and reporting of suspicions of money laundering or terrorist financing to the applicable regulatory authorities and the Anti-Bribery Policy prohibits the payment, offer, acceptance or request of a bribe, including ‘facilitation payments’ by any employee or agent and provides a confidential reporting service for anonymous reporting for suspected or actual bribery activity. The Sanctions and Related Prohibitions Policy sets out a framework of controls for compliance with legal and regulatory sanctions.

–	The Group remediates issues that are identified in its customer processes, addressing root cause and rectifying customers as required. Enhancing the overall servicing environment remains a focus of dedicated Group programmes such as Customer Journey Transformation.

–	Following the successful divestment of TSB the Group retains responsibility for the ongoing provision of key services which are managed via robust service and change management processes. There are separate governance arrangements and additional controls in place to ensure contractual commitments are met.

–	Operational resilience measures and recovery planning defined in the Group’s Resilience & Continuity (including Incident Management) policy ensure an appropriate and consistent approach to the management of continuity risks, including potential interruptions from a range of internal and external incidents or threats including environmental and climatic issues, terrorism, cyber, economic instability, pandemic planning and operational incidents.

MONITORING

Monitoring and reporting is undertaken at Board, Group and business area committees, in accordance with delegated limits of authority which are regularly reviewed and refreshed. Business unit risk exposure is aggregated and discussed at oversight committees, and matters are escalated to the Chief Risk Officer, or higher committees, if appropriate. A combination of: regular management information and reporting from business areas, oversight and challenge from Risk Division, Group Audit and other assurance activities ensures that key risks are regularly presented and debated by executive management.

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

MEASUREMENT

Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturity. Note 52 on page F-87 sets out an analysis of assets and liabilities by relevant maturity grouping. In order to reflect more accurately the expected behaviour of the Group’s assets and liabilities, measurement and modelling of the behavioural aspects of each is constructed. Divisional teams form a view of customer behaviour based on quantitative and qualitative analysis.

MITIGATION

The Group manages the liquidity profile of the balance sheet through short term liquidity management and over the life of the funding plan, combining business as usual and stressed conditions. Longer term funding, defined as having an original maturity of more than one year, is used to manage the Group’s strategic liquidity profile, determined by the Group’s balance sheet structure.

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

To assist in managing the balance sheet the Group operates a Liquidity Transfer Pricing (LTP) process which: allocates relevant interest expenses from the centre to the Group’s Banking businesses within the internal management accounts in a manner consistent with the Group Funding and Liquidity Policy; helps drive the correct inputs to customer pricing and supports the overall Group balance sheet strategy; and is consistent with regulatory requirements. LTP makes extensive use of behavioural maturity profiles, taking account of expected customer loan prepayments and stability of customer deposits, modelled on data gathered over several years.

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

MONITORING

Liquidity is actively monitored at Group level. Daily monitoring and control processes are in place to address internal and regulatory liquidity requirements. Liquidity policies and procedures are subject to independent internal oversight by Risk.

The Group carries out stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer term (up to three months) horizons against a range of scenarios. The scenarios and the assumptions are reviewed at least annually to gain assurance that they continue to be relevant to the nature of the business. For further information on the Group’s 2016 liquidity stress testing results refer to page 98. The Group funding plan is also stressed against a range of macroeconomic scenarios. Regulatory metrics are calculated and monitored over the life the plan under base and stress conditions.

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

FUNDING AND LIQUIDITY MANAGEMENT IN 2016

During 2016 the Group has maintained its strong funding and liquidity position, with a loan to deposit ratio of 108.9 per cent.

Total funded assets reduced by £5.8 billion to £465.4 billion during 2016. Loans and advances to customers, excluding reverse repos, reduced by £5.5 billion. Growth in Consumer Finance was strong at 11 per cent and SME lending growth was 3 per cent, both outperforming the market. This was offset by a reduction in mortgage balances as the Group continues to balance risk and margin considerations versus volumes in a competitive low growth market. Total customer deposits fell by £5.3 billion to £413.0 billion at 31 December 2016, largely due to lower Retail and Consumer Finance tactical balances.

Wholesale funding has decreased by £9.1 billion to £110.8 billion as excess liquidity is managed down; the amount with a residual maturity less than one year fell to £35.1 billion (£37.9 billion at 31 December 2015). The Group’s term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) is unchanged at 68 per cent. During 2016 the Group’s term issuance costs have remained broadly in line with other post-crisis years and significantly lower than levels seen during the economic downturn. The Group’s overall cost of wholesale funding has reduced

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

as more expensive funding raised in previous years mature. The Group’s market capacity for term funding is considered across the planning horizon as part of the funding plan and the Group expects term funding requirements to remain stable.

The credit ratings on Lloyds Bank were unchanged over 2016, and the median credit rating among the three major credit rating agencies remains ‘A+’. Following the EU referendum in June, both S&P and Moody’s revised their outlooks on Lloyds Bank, among other UK banks, in order to reflect increased macroeconomic uncertainty. S&P revised the outlook on Lloyds Bank’s ‘A’ rating to ‘Negative’ from ’Stable’ whilst Moody’s revised the outlook on Lloyds Bank’s ‘A1’ rating to ‘Stable’ from ‘Positive’. Moody’s also revised their outlook on the UK banking system to ‘Negative’ from ‘Stable’. Fitch’s outlook on Lloyds Bank’s ‘A+’ rating remained ’Stable’ as Fitch expect the economic effects of the referendum to be manageable. The effects of a potential downgrade from all three credit rating agencies are included in Group liquidity stress testing.

The LCR became the Pillar 1 standard for liquidity in the UK in October 2015. The Group comfortably meets the requirements. Liquid asset holdings have fallen during the second half of 2016 as excess liquidity held during the EU Referendum is managed down. The Group continues to monitor the Net Stable Funding Ratio (NSFR) requirements and expects to meet them once confirmed by the PRA.

Table 1.41: Group funding position

	At 31 Dec	At 31 Dec
	2016	2015	Change
	£bn	£bn	%
Funding requirement
Loans and advances to customers[1]	449.7	455.2	(1)
Loans and advances to banks[2]	5.1	3.4	50
Debt securities	3.4	4.2	(19)
Reverse repurchase agreements	0.5	1.0	(50)
Available-for-sale financial assets – non-LCR eligible[3]	1.9	2.7	(30)
Cash and balances at central bank – non LCR eligible[4]	4.8	4.7	2
Funded assets	465.4	471.2	(1)
Other assets[5]	249.9	234.2	7
	715.3	705.4	1
On balance sheet LCR eligible liquidity assets
Reverse repurchase agreements	8.7	–
Cash and balances at central banks[4]	42.7	53.7	(20)
Available-for-sale financial assets[6]	54.6	30.3	80
Held-to-maturity financial assets[6]	–	19.8
Trading and fair value through profit and loss	1.8	3.0	(40)
Repurchase agreements	(5.3)	(5.5)	(4)
	102.5	101.3	1
Total Group assets	817.8	806.7	1
Less: other liabilities[5]	(245.5)	(221.5)	11
Funding requirement	572.3	585.2	(2)
Funded by
Customer deposits[7]	413.0	418.3	(1)
Wholesale funding[8]	110.8	119.9	(8)
	523.8	538.2	(3)
Repurchase agreements	–	–
Total equity	48.5	47.0	4
Total funding	572.3	585.2	(2)

1	Excludes £8.3 billion (31 December 2015: £nil) of reverse repurchase agreements.

2	Excludes £20.9 billion (31 December 2015: £20.8 billion) of loans and advances to banks within the Insurance business and £0.9 billion (31 December 2015: £0.9 billion) of reverse repurchase agreements.

3	Non-LCR eligible liquid assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).

4	Cash and balances at central banks are combined in the Group’s balance sheet.

5	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.

6	The Group reclassified gilts held within the liquidity portfolio as ‘available-for-sale’ (previously been classified as ‘held-to-maturity’) during the third quarter of 2016 as the Group has decided it is no longer appropriate to commit to holding any gilts to maturity.

7	Excludes £2.5 billion (31 December 2015: £nil) of repurchase agreements.

8	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
96

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.42: Reconciliation of Group funding to the balance sheet (audited)

	At 31 December 2016				At 31 December 2015
						Repos
		Repos and	Fair value			and cash	Fair value
	Included in	cash collateral	and other		Included in	collateral	and other
	funding	received by	accounting		funding	received by	accounting	Balance
	analysis	Insurance	methods	Balance sheet	analysis	Insurance	methods	sheet
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits from banks	8.1	8.0	0.3	16.4	8.5	8.4	–	16.9
Debt securities in issue	83.0	–	(6.7)	76.3	88.1	–	(6.0)	82.1
Subordinated liabilities	19.7	–	0.1	19.8	23.3	–	–	23.3
Total wholesale funding	110.8	8.0			119.9	8.4
Customer deposits	413.0	2.5	–	415.5	418.3	–	–	418.3
Total	523.8	10.5			538.2	8.4

Table 1.43: Analysis of 2016 total wholesale funding by residual maturity

		One to			Nine				Total at	Total at
	Less than	three	Three to six	Six to nine	months to	One to two	Two to five	More than	31 Dec	31 Dec
	one month	months	months	months	one year	years	years	five years	2016	2015
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposit from banks	6.1	1.0	0.5	0.4	–	0.1	–	–	8.1	8.5
Debt securities in issue:
Certificates of deposit	0.4	2.1	3.0	1.7	0.3	–	–	–	7.5	10.6
Commercial paper	2.0	0.8	–	0.4	–	–	–	–	3.2	6.6
Medium-term notes[1]	–	1.5	2.7	1.4	0.3	5.1	12.3	13.6	36.9	37.6
Covered bonds	2.1	2.8	1.1	–	–	2.2	10.7	10.2	29.1	25.8
Securitisation	0.6	1.0	0.4	0.7	0.8	0.7	1.8	0.3	6.3	7.5
	5.1	8.2	7.2	4.2	1.4	8.0	24.8	24.1	83.0	88.1
Subordinated liabilities	–	0.5	0.1	0.4	–	2.4	3.7	12.6	19.7	23.3
Total wholesale funding[2]	11.2	9.7	7.8	5.0	1.4	10.5	28.5	36.7	110.8	119.9
Of which issued by Lloyds Banking Group plc[3]	–	–	–	–	–	–	1.7	5.7	7.4	3.4

1	Medium-term notes include funding from the National Loan Guarantee Scheme (31 December 2016: £1.4 billion; 31 December 2015: £1.4 billion).

2	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

3	Consists of medium-term notes (£2.5 billion) and subordinated liabilities (£4.9 billion).

Table 1.44: Total wholesale funding by currency (audited)

				Other
	Sterling	US Dollar	Euro	currencies	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2016	30.6	33.0	41.4	5.8	110.8
At 31 December 2015	34.9	37.6	41.3	6.1	119.9

Table 1.45: Analysis of 2016 term issuance (audited)

				Other
	Sterling	US Dollar	Euro	currencies	Total
	£bn	£bn	£bn	£bn	£bn
Securitisation	0.3	0.4	–	–	0.7
Medium-term notes	–	1.5	1.2	0.4	3.1
Covered bonds	1.2	–	2.4	–	3.6
Private placements[1]	0.1	1.0	0.8	–	1.9
Subordinated liabilities	–	1.1	–	–	1.1
Total issuance	1.6	4.0	4.4	0.4	10.4
Of which issued by Lloyds Banking Group plc[2]	–	3.8	1.2	0.4	5.4

1	Private placements include structured bonds and term repurchase agreements (repos).

2	Consists of medium-term notes (£2.5 billion) and subordinated liabilities (£3.0 billion).

Gross term issuance for 2016 totalled £10.4 billion. The Group maintained a diversified approach to funding markets with trades in public and private format, secured and unsecured products and a wide range of currencies and markets. In 2016, the Group drew down £1.0 billion under the Funding for Lending Scheme (FLS), taking peak usage to £33.1 billion, with £3.0 billion of maturities during the year. A further £4.5 billion was drawn under the Bank of England’s Term Funding Scheme (TFS), underlining the Group’s support to the UK economy. The maturities for the FLS and TFS are fully factored into the Group’s funding plan.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LIQUIDITY PORTFOLIO

At 31 December 2016, the Banking business had £120.8 billion of highly liquid unencumbered LCR eligible assets, of which £120.3 billion is LCR level 1 eligible and £0.5 billion is LCR level 2 eligible. These assets are available to meet cash and collateral outflows and PRA regulatory requirements. A separate liquidity portfolio to mitigate any insurance liquidity risk is managed within the Insurance business. LCR eligible liquid assets represent over 8 times the Group’s money market funding less than one year maturity (excluding derivative collateral margins and settlement accounts) and exceed total wholesale funding, and thus provides a substantial buffer in the event of continued market dislocation.

Table 1.46: LCR eligible assets

	At 31 Dec	At 31 Dec		Average	Average[1]
	2016	2015	Change	2016	2015
	£bn	£bn	%	£bn	£bn
Level 1
Cash and central bank reserves	42.7	53.7	(20)	53.7	57.2
High quality government/MDB/agency bonds[2]	75.3	65.8	14	72.4	63.0
High quality covered bonds	2.3	3.4	(32)	2.4	3.3
Total	120.3	122.9	(2)	128.5	123.5
Level 2[3]	0.5	0.5	–	0.5	0.7
Total LCR eligible assets	120.8	123.4	(2)	129.0	124.2

1	Average for 2015 includes fourth quarter 2015 only.

2	Designated multilateral development bank (MDB).

3	Includes Level 2A and Level 2B.

Table 1.47: LCR eligible assets by currency

				Other
	Sterling	US Dollar	Euro	currencies	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2016
Level 1	96.0	12.5	11.8	–	120.3
Level 2	0.2	0.3	–	–	0.5
Total	96.2	12.8	11.8	–	120.8
At 31 December 2015
Level 1	90.9	15.8	16.2	–	122.9
Level 2	0.1	–	0.4	–	0.5
Total	91.0	15.8	16.6	–	123.4

The Banking business also had £113.8 billion of secondary, non-LCR eligible liquidity, the vast majority of which is eligible for use in a range of central bank or similar facilities and the Group routinely makes use of as part of its normal liquidity management practices. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of liquid assets. This liquidity is managed as a single pool in the centre and is under the control of the function charged with managing the liquidity of the Group. It is available for deployment at immediate notice, subject to complying with regulatory requirements.

STRESS TESTING RESULTS

Internal stress testing results at 31 December 2016 showed that the Banking business had liquidity resources representing 167.0 per cent of modelled outflows from all wholesale funding sources, retail and corporate deposits, intraday requirements and rating dependent contracts under the Group’s most severe liquidity stress scenario.

A hypothetical idiosyncratic two notch downgrade of the Group’s current long-term debt rating and accompanying short-term downgrade implemented instantaneously by all major rating agencies, could result in a contractual outflow of £3.1 billion of cash over a period of up to one year, £1.8 billion of collateral posting related to customer financial contracts and £9.0 billion of collateral posting associated with secured funding.

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

The Board and GALCO monitor and manage total balance sheet encumbrance via a number of risk appetite metrics. At 31 December 2016, the Group had £83.5 billion (31 December 2015: £77.4 billion) of externally encumbered on balance sheet assets with counterparties other than central banks. The increase in encumbered assets was driven by an increase in the use of on balance sheet available-for-sale financial assets for repo activity. The Group also had £580.9 billion (31 December 2015: £573.7 billion) of unencumbered on balance sheet assets, and £153.5 billion (31 December 2015: £155.6 billion) of pre-positioned and encumbered assets held with central banks. Primarily the Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.48: On balance sheet encumbered and unencumbered assets

	Encumbered with counterparties other				Pre-	Unencumbered assets not pre-positioned
	than central banks				positioned	with central banks
					and
					encumbered
					assets
					held with		Other
		Covered			central	Readily	realisable	Cannot
	Securitisations	bond	Other	Total	banks	realisable	assets	be used[1]	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2016
Cash and balances at central banks	–	–	–	–	–	42,998	–	4,454	47,452	47,452
Trading and other financial assets at fair value through profit or loss	–	–	4,806	4,806	–	9,175	22	137,171	146,368	151,174
Derivative financial instruments	–	–	–	–	–	–	–	36,138	36,138	36,138
Loans and receivables:
Loans and advances to banks	–	–	32	32	–	528	1,825	24,517	26,870	26,902
Loans and advances to customers	14,542	30,883	7,305	52,730	153,482	7,032	152,997	91,717	251,746	457,958
Debt securities	–	–	904	904	–	2,344	5	144	2,493	3,397
	14,542	30,883	8,241	53,666	153,482	9,904	154,827	116,378	281,109	488,257
Available-for-sale financial assets	154	–	24,824	24,978	–	31,017	31	498	31,546	56,524
Held-to-maturity investments	–	–	–	–	–	–	–	–	–	–
Other[2]	–	–	–	–	–	34	1,737	36,477	38,248	38,248
Total assets	14,696	30,883	37,871	83,450	153,482	93,128	156,617	331,116	580,861	817,793
At 31 December 2015
Cash and balances at central banks	–	–	–	–	–	56,323	–	2,094	58,417	58,417
Trading and other financial assets at fair value through profit or loss	–	–	6,922	6,922	–	7,459	17	126,138	133,614	140,536
Derivative financial instruments	–	–	–	–	–	–	–	29,467	29,467	29,467
Loans and receivables:
Loans and advances to banks	–	–	37	37	–	431	910	23,739	25,080	25,117
Loans and advances to customers	13,668	32,641	7,418	53,727	150,086	7,678	159,510	84,174	251,362	455,175
Debt securities	–	–	855	855	–	3,150	62	124	3,336	4,191
	13,668	32,641	8,310	54,619	150,086	11,259	160,482	108,037	279,778	484,483
Available-for-sale financial assets	–	–	15,810	15,810	5,548	11,048	31	595	11,674	33,032
Held-to-maturity investments	–	–	–	–	–	19,808	–	–	19,808	19,808
Other[2]	–	–	–	–	–	10	2,716	38,219	40,945	40,945
Total assets	13,668	32,641	31,042	77,351	155,634	105,907	163,246	304,550	573,703	806,688

1	The following assets are classified as unencumbered – cannot be used: assets held within the Group’s Insurance businesses which are generally held to either back liabilities to policyholders or to support the solvency of the Insurance subsidiaries; assets held within consolidated limited liability partnerships which provide security for the Group’s obligations to its pension schemes; assets pledged to facilitate the use of intra-day payment and settlement systems; and reverse repos and derivatives balance sheet ledger items.

2	Other comprises: items in the course of collection from banks, investment properties, goodwill, value in-force business, other tangible assets, tangible fixed assets, current tax recoverable, deferred tax assets, retirement benefit assets and other assets.

The above table sets out the carrying value of the Group’s encumbered and unencumbered assets, separately identifying those that are available to support the Group’s funding needs. The table does not include collateral received by the Group (i.e. from reverse repos) that is not recognised on its balance sheet, the vast majority of which the Group is permitted to repledge.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONTRACTUAL CASH OBLIGATIONS

The following table sets out the amounts and maturities of Lloyds Banking Group’s contractual cash obligations at 31 December 2016.

	Within	One to three	Three to	Over five
	one year	years	five years	years	Total
	£m	£m	£m	£m	£m
Long-term debt – dated	761	2,195	3,446	7,832	14,234
Debt securities in issue	25,708	14,914	18,655	26,460	85,737
Finance leases	8	3	–	12	23
Operating leases	264	453	402	944	2,063
Capital commitments	543	–	–	–	543
Other purchase obligations	1,221	1,899	912	557	4,589
	28,505	19,464	23,415	35,805	107,189

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by the Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. The Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of at least £575 million to these schemes in 2017.

At 31 December 2016, Lloyds Banking Group also had £5,597 million of preference shares, preferred securities and undated subordinated liabilities outstanding.

At 31 December 2016, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary company, Lloyds Bank, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds Bank to pay dividends going forward, or for Lloyds Bank or other Lloyds Banking Group companies to make loans to Lloyds Banking Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments at 31 December 2016 is included in note 52 to the financial statements. These commitments are not included in Lloyds Banking Group’s consolidated balance sheet.

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

Lloyds Banking Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The contractual nominal amounts of these guarantees totalled £6,883 million at 31 December 2016 (with £3,815 million expiring within one year; £667 million between one and three years; £1,334 million between three and five years; and £1,067 million over five years).

Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2016, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation vehicles, Argento, Cancara and Grampian. These are funded in the global asset-backed commercial paper market. The assets and obligations of these conduits are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAPITAL RISK

DEFINITION

Capital risk is defined as the risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

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

MEASUREMENT

The Group measures the amount of capital it holds using the regulatory framework defined by the Capital Requirements Directive and Regulation (CRD IV) as implemented in the UK by the Prudential Regulation Authority (PRA). Full details of the Group’s regulatory capital and leverage frameworks will be provided in the Group’s Pillar 3 Report.

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

Additional minimum requirements are set by the PRA by the issuance of bank specific Individual Capital Guidance (ICG). This reflects a point in time estimate by the PRA, which may change over time, of the minimum amount of capital that is needed by the bank. It includes the assessment of risks that are not fully covered by Pillar 1, such as credit concentration and operational risk, and those risks not covered at all by Pillar 1, such as pensions and interest rate risk in the banking book (IRRBB).

The Group is also required to maintain a number of regulatory capital buffers, which are required to be met with CET1 capital.

Systemic buffers are designed to hold systemically important banks to higher capital standards, so that they can withstand a greater level of stress before requiring resolution.

There are three systemic buffers in the Capital Requirements Directive:

–	The G-SII buffer is applied to global systemically important institutions. The Group has not been classified as a G-SII.

–	The O-SII buffer may be applied to other systemically important institutions. The Group has been classified as an O-SII by the PRA, but the O-SII buffer is set to zero in the UK.

–	The Systemic Risk Buffer (SRB) will be applied to ring-fenced banks from 1 January 2019. In July 2016 the FPC published their methodology for quantifying the buffer for each ring-fenced bank and in December 2016 the PRA published their statement of policy on their approach for implementing the SRB. The size of buffer applied to the Group’s ring-fenced bank (RFB) sub-group in 2019 will be dependent upon the total assets of the sub-group. The largest buffer the FPC anticipates applying to any ring-fenced bank is 2.5 per cent.

Although the SRB will apply at a sub consolidated level within the Group’s structure, the PRA have indicated that they will include in the PRA Buffer that applies to the Group an amount equivalent to the RFB’s Systemic Risk Buffer. The amount included in the PRA Buffer is expected to be lower as a percentage of Group RWAs reflecting the assets of the Group that will not be held in the RFB sub-group and for which the SRB will not apply to.

The capital conservation buffer (CCB) is a standard buffer of 2.5 per cent of risk-weighted assets designed to provide for losses in the event of stress and is being phased in over the period from 1 January 2016 to 1 January 2019. During 2016 it was 0.625 per cent and during 2017 it is 1.25 per cent.

The countercyclical capital buffer (CCYB) is time-varying and is designed to require banks to hold additional capital to remove or reduce the build-up of systemic risk in times of credit boom, providing additional loss absorbing capacity and acting as an incentive for banks to constrain further credit growth. The amount of the buffer is determined by reference to buffer rates set by the FPC for the individual countries where the Group has relevant credit risk exposures. The buffer is currently set at zero for the UK, however non-zero rates for Norway, Sweden and Hong Kong were in place at 31 December 2016. Given that the Group has minimal exposures to these jurisdictions, the overall requirement is negligible. The UK CCYB rate was set to increase from 0 per cent to 0.5 per cent of risk-weighted assets on 29 March 2017, at which time the overlapping aspects of Pillar 2 supervisory capital buffers would be removed or reduced. However, following the EU referendum, on 5 July 2016 the FPC announced in their Financial Stability Report that the planned 0.5 per cent UK CCYB would not be implemented in March 2017 and the zero per cent rate was expected to remain until at least June 2017. The FPC also recommended that where existing Pillar 2 supervisory buffers reflect risks that would be captured by a UK CCYB rate, the PRA should reduce those buffers by an amount of capital which is equivalent to the effect of a UK CCYB rate of 0.5 per cent. The FPC has also indicated that it expects to review the UK CCYB and to set a rate in the region of 1 per cent of risk-weighted assets when risks are judged to be neither subdued nor elevated, but the rate can be set in excess of this level. Any increase in CCYB would take effect 1 year after it is set.

The FPC can also set sectoral capital requirements which are temporary increases to banks’ capital requirements on exposures to specific sectors, if the FPC judges that exuberant lending to those sectors poses risks to financial stability. No sectoral capital requirements currently apply to the Group.

As part of the capital planning process, forecast capital positions are subjected to extensive stress analyses to determine the adequacy of the Group’s capital resources against the minimum requirements, including ICG. The PRA uses the outputs from some of these stress analyses as one of the inputs that inform the setting of a bank-specific capital buffer for the Group, known as the PRA Buffer. The PRA Buffer also takes into account the CCB, CCYB and any sectoral capital requirements that already apply to the Group. The PRA requires the PRA Buffer to remain confidential between the Group and the PRA.

All buffers are required to be met with CET1 capital. A breach of the PRA buffer would trigger a dialogue between the Group and the PRA to agree what action is required whereas a breach of the CRD IV combined buffer (all regulatory buffers excluding the PRA buffer) would give rise to automatic constraints upon any discretionary capital distributions by the Group.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In addition to the risk-based capital framework outlined above, the Group is also subject to minimum capital requirements under the UK’s Leverage Ratio Framework. The leverage ratio is calculated by dividing fully loaded tier 1 capital resources by a defined measure of on balance sheet assets and off balance sheet items.

The minimum leverage ratio in the UK is 3 per cent, in line with current Basel requirements. In addition the UK framework requires two buffers to be maintained: an Additional Leverage Ratio Buffer (ALRB), which is calculated as 35 per cent of the Systemic Risk Buffer (applicable from 2019) and a time-varying Countercyclical Leverage Buffer (CCLB) which is calculated as 35 per cent of the countercyclical capital buffer rate (currently set at 0 per cent). At least 75 per cent of the minimum 3 per cent requirement and the entirety of any buffers that may apply must be met by CET1 capital.

The leverage ratio framework does not currently give rise to higher capital requirements for the Group than the risk-based capital framework.

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

MONITORING

Capital is actively managed and regulatory ratios are a key factor in the Group’s planning processes and stress analyses. Multi-year forecasts of the Group’s capital position, based upon the Group’s operating plan, are produced at least annually to inform the Group’s capital strategy whilst shorter term forecasts are more frequently undertaken to understand and respond to variations of the Group’s actual performance against the plan. The capital plans are tested for capital adequacy using a range of stress scenarios covering adverse economic conditions as well as other adverse factors that could impact the Group and the Group maintains a Recovery Plan which sets out a range of potential mitigating actions that could be taken in response to a stress.

Regular reporting of actual and projected ratios, including those in stressed scenarios, is undertaken, including submissions to the Group Capital Risk Committee (GCRC), Group Financial Risk Committee (GFRC), Group Asset and Liability Committee (GALCO), Group Risk Committee (GRC), Board Risk Committee (BRC) and the Board. Capital policies and procedures are subject to independent oversight.

The regulatory framework within which the Group operates continues to evolve and further detail on this will be provided in the Group’s Pillar 3 report. The Group continues to monitor these developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation, the Group continues to maintain a strong capital position that exceeds the minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.

Target capital ratios

The Board’s view of the current level of CET1 capital required to grow the business, meet regulatory requirements and cover uncertainties and future regulatory developments remains at around 13 per cent.

This takes into account, amongst other things:

–	the Pillar 2A Individual Capital Guidance (ICG) set by the PRA, reflecting their point in time estimate, which may change over time, of the amount of capital that is needed in relation to risks not covered by Pillar 1. During the year the PRA updated the Group’s ICG representing a reduction from 4.6 per cent to 4.5 per cent of risk-weighted assets at 31 December 2016, of which 2.5 per cent has to be covered by CET1 capital.

–	the PRA Buffer, which they set taking into account the results of the PRA stress tests and other information, as well as outputs from the Group’s internal stress tests and other information. In November 2016 the PRA published the results of its 2016 stress tests which showed the Group’s capital depletion to be 2.5 per cent after management actions compared to 3.3 per cent in the 2015 PRA stress tests and 4.8 per cent in the 2014 PRA stress tests. The PRA requires the PRA buffer to remain confidential between the Group and the PRA.

–	future regulatory developments, including the introduction of the Systemic Risk Buffer in 2019.

In addition, the Group targets a transitional total capital ratio of around 20 per cent.

Dividend policy

The Group has established a dividend policy that is both progressive and sustainable. Ordinary dividends are expected to increase over the medium term to a dividend payout ratio of at least 50 per cent of sustainable earnings. The Board interprets progressive to indicate a dividend per share that is expected to increase over the medium term. Sustainable earnings represents the long term earnings generation of the business. Sustainable earnings are defined as earnings after tax attributable to ordinary shareholders adjusted to remove the effects of market volatility, exceptional conduct or litigation events, major liability management or restructuring and other one off items such as the sale of businesses, and exceptional underlying business performance.

The Board also gives due consideration to the distribution of surplus capital through the use of special dividends or share buy-backs. Surplus capital represents capital over and above the amount management wish to retain to grow the business, meet regulatory requirements and cover uncertainties. The amount of required capital may vary from time to time depending on circumstances and the Board will continue to give due consideration, subject to the situation at the time, to the distribution of any surplus capital. By its nature, there can be no guarantee that this level of special dividends or any surplus capital distribution will be appropriate in future years.

The ability of the Group to pay a dividend is also subject to constraints including the availability of distributable reserves, legal and regulatory restrictions and the financial and operating performance of the entity.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Distributable reserves are determined as required by the Companies Act 2006 by reference to a company’s individual financial statements. At 31 December 2016 Lloyds Banking Group plc (‘the Company’) had accumulated distributable reserves of approximately £8,500 million. Substantially all of the Company’s merger reserve is available for distribution under UK company law as a result of transactions undertaken to recapitalise the Company in 2009.

Lloyds Banking Group plc acts as a holding company which also issues capital and other securities to capitalise and fund the activities of the Group. The profitability of the holding company, and consequently its ability to sustain dividend payments, is therefore dependent upon the continued receipt of dividends from its subsidiaries (representing both banking and insurance). A number of Group subsidiaries, principally those with banking and insurance activities, are also subject to regulatory capital requirements. These require entities to maintain minimum amounts of capital related to their size and risk. The principal operating subsidiary is Lloyds Bank plc which, at 31 December 2016, had a consolidated CET1 capital ratio of 15.1 per cent (31 December 2015: 15.2 per cent). The Group actively manages the capital of its subsidiaries, which includes monitoring the regulatory capital ratios for its banking and insurance subsidiaries against approved risk appetite limits. It operates a formal capital management policy which requires all subsidiary entities to remit any surplus capital to their parent companies.

During 2016 the Group has continued to simplify the Group’s internal capital structure and to ensure that profits generated by subsidiary entities can be more easily remitted to the Company. This included the court approved capital reduction by Lloyds Bank plc.

Analysis of capital position

During 2016 the Group continued to strengthen its capital position with a fully loaded CET1 ratio, after accruing for foreseeable dividends, of 13.4 per cent and 13.7 per cent on an adjusted basis upon recognition of the dividend paid by the Insurance business in February 2017 in relation to its 2016 earnings (31 December 2015: 13.0 per cent on an adjusted basis). The accrual for foreseeable dividends includes both the recommended full year ordinary dividend of 2.55 pence per ordinary share and a special dividend of 0.5 pence per ordinary share.

The final and special dividends proposed were consistent with a CET1 ratio on an adjusted basis retaining circa 0.8 per cent of capital, above the current target level, to cover the estimated capital impact of the MBNA acquisition that was announced in December 2016. Subsequently, on 2 March 2017, the FCA provided further clarification in relation to the consultation paper dealing with PPI, resulting in an additional provision of £350 million being recorded, reducing the adjusted CET1 ratio by 18 bps to 13.7 per cent.

Over the year the Group generated around 1.7 per cent of CET1 capital on an adjusted basis, pre dividend, primarily as a result of the following:

–	Strong underlying capital generation of 2.2 per cent, largely driven by underlying profits;

–	The dividend paid by the Insurance business in February 2017 in relation to its 2016 earnings of 0.2 per cent;

–	Impact of conduct charges of (1.2) per cent;

–	Impact of market movements, netting to 0.2 per cent. This included 0.8 per cent from the impact of the accounting reclassification of c.£20 billion of gilts within the liquidity portfolio from ‘held-to-maturity’ to ‘available-for-sale’, offset by a number of market related movements, including an adverse impact of movements in the defined benefit pension schemes of (0.4) per cent;

–	Other items largely representing a reduction in risk-weighted assets, most notably in the fourth quarter, largely relating to active portfolio management, disposals, an improvement in credit quality and capital efficient securitisation activity, partially offset by model updates related to UK mortgage portfolios and the impact of the redemption of the remaining series of Enhanced Capital Notes in the first quarter.

After accruing for foreseeable dividends, the transitional total capital ratio reduced by 0.3 percentage points to 21.2 per cent, primarily reflecting managed reductions in tier 2 capital, largely due to calls and redemptions, partially offset by the increase in CET1 capital and the reduction in risk-weighted assets.

In 2020 the Group will have to meet a Minimum Requirement for Own Funds and Eligible Liabilities (MREL). During 2016 the Group commenced issuance of senior unsecured securities from Lloyds Banking Group plc, which, while not included in total capital, are eligible to meet MREL, £2.5 billion (Sterling equivalent) was issued in 2016 and a further £2.2 billion (Sterling equivalent) was issued in January 2017 leaving the Group well positioned to meet MREL requirements from 2020.

The leverage ratio, after accruing for foreseeable dividends, was 4.8 per cent (4.9 per cent on an adjusted basis).

An analysis of the Group’s capital position as at 31 December 2016 is presented in the following section applying CRD IV transitional arrangements and also on a fully loaded CRD IV basis, both as implemented in the UK by the PRA.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The table below summarises the consolidated capital position of the Group.

Table 1.49: Capital resources

	Transitional		Fully loaded
	At 31 Dec	At 31 Dec	At 31 Dec	At 31 Dec
	2016	2015[1]	2016	2015[1]
	£m	£m	£m	£m
Capital resources (audited)
Common equity tier 1
Shareholders’ equity per balance sheet	42,670	41,234	42,670	41,234
Adjustment to retained earnings for foreseeable dividends	(1,568)	(1,427)	(1,568)	(1,427)
Deconsolidation adjustments[1]	1,342	1,119	1,342	1,119
Adjustment for own credit	87	67	87	67
Cash flow hedging reserve	(2,136)	(727)	(2,136)	(727)
Other adjustments[1]	(276)	(97)	(276)	(97)
	40,119	40,169	40,119	40,169
less: deductions from common equity tier 1
Goodwill and other intangible assets	(1,623)	(1,719)	(1,623)	(1,719)
Prudent valuation adjustment	(630)	(372)	(630)	(372)
Excess of expected losses over impairment provisions and value adjustments	(602)	(270)	(602)	(270)
Removal of defined benefit pension surplus	(267)	(721)	(267)	(721)
Securitisation deductions	(217)	(169)	(217)	(169)
Significant investments[1]	(4,317)	(4,500)	(4,317)	(4,529)
Deferred tax assets	(3,564)	(3,874)	(3,564)	(3,884)
Common equity tier 1 capital	28,899	28,544	28,899	28,505
Additional tier 1
Other equity instruments	5,320	5,355	5,320	5,355
Preference shares and preferred securities[2]	4,998	4,728	–	–
Transitional limit and other adjustments	(1,692)	(906)	–	–
	8,626	9,177	5,320	5,355
less: deductions from tier 1
Significant investments[1]	(1,329)	(1,177)	–	–
Total tier 1 capital	36,196	36,544	34,219	33,860
Tier 2
Other subordinated liabilities[2]	14,833	18,584	14,833	18,584
Deconsolidation of instruments issued by insurance entities[1]	(1,810)	(1,665)	(1,810)	(1,665)
Adjustments for transitional limit and non-eligible instruments	1,351	(52)	(1,694)	(3,066)
Amortisation and other adjustments	(3,447)	(3,880)	(3,597)	(4,885)
	10,927	12,987	7,732	8,968
Eligible provisions	186	221	186	221
less: deductions from tier 2
Significant investments[1]	(1,571)	(1,756)	(2,900)	(2,933)
Total capital resources	45,738	47,996	39,237	40,116

Risk-weighted assets	215,446	222,845	215,446	222,747

Common equity tier 1 capital ratio[3]	13.4%	12.8%	13.4%	12.8%
Tier 1 capital ratio	16.8%	16.4%	15.9%	15.2%
Total capital ratio	21.2%	21.5%	18.2%	18.0%

1	For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (shown as ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets. The presentation of the deconsolidation of the Group’s insurance entities has been amended for 2016 with comparative figures restated accordingly.

2	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.

3	The common equity tier 1 ratio is 13.7 per cent on an adjusted basis upon recognition of the dividend paid by the Insurance business in February 2017 in relation to its 2016 earnings (31 December 2015: 13.0 per cent on an adjusted basis).
104

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The key differences between the transitional capital calculation as at 31 December 2016 and the fully loaded equivalent are as follows:

–	Capital securities that previously qualified as tier 1 or tier 2 capital, but do not fully qualify under CRD IV, can be included in tier 1 or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022.

–	The significant investment deduction from additional tier 1 (AT1) will gradually transition to tier 2.

The movements in the transitional CET1, AT1, tier 2 and total capital positions in the period are provided below.

Table 1.50: Movements in capital resources

	Common	Additional		Total
	Equity Tier 1	Tier 1	Tier 2	capital
	£m	£m	£m	£m
At 31 December 2015	28,544	8,000	11,452	47,996
Profit attributable to ordinary shareholders[1]	1,720	–	–	1,720
Movement in foreseeable dividends[2]	(141)	–	–	(141)
Dividends paid out on ordinary shares during the year	(2,014)	–	–	(2,014)
Dividends in respect of 2015 earnings received from the insurance business[1]	500	–	–	500
Movement in treasury shares and employee share schemes	134	–	–	134
Pension movements:
Removal of defined benefit pension surplus	454	–	–	454
Movement through other comprehensive income	(954)	–	–	(954)
Available-for-sale reserve	1,197	–	–	1,197
Prudent valuation adjustment	(258)	–	–	(258)
Deferred tax asset	310	–	–	310
Goodwill and other intangible assets	96	–	–	96
Excess of expected losses over impairment provisions and value adjustments	(332)	–	–	(332)
Significant investments	183	(152)	185	216
Eligible provisions	–	–	(35)	(35)
Movements in subordinated debt:
Repurchases, redemptions and other	–	(551)	(3,211)	(3,762)
Issuances	–	–	1,151	1,151
Other movements	(540)	–	–	(540)
At 31 December 2016	28,899	7,297	9,542	45,738

1	Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.

2	Includes the accrual for the 2016 full year ordinary and special dividends and the reversal of the accrual for the 2015 full year ordinary and special dividends which were paid during the year.

CET1 capital resources have increased by £355 million in the year largely as a result of profit generation in the year, dividends received from the Insurance business and the favourable movement in the available-for-sale reserve following the accounting reclassification of gilts within the liquidity portfolio from held-to-maturity. These movements in CET 1 capital were partially offset by dividends paid out during the year, movements in the defined benefit pension schemes largely driven by the impact of credit spreads, an increase in the excess of expected losses over impairment provisions and value adjustments primarily as a result of the implementation of recently published EBA guidance restricting prudent valuation adjustments eligible for offset against expected losses, and the accrual of the full year ordinary and special dividends, representing returns to ordinary shareholders following strong capital generation.

AT1 capital resources have reduced by £703 million in the year, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments and an increase in the significant investments deduction.

Tier 2 capital resources have reduced by £1,910 million in the year largely reflecting calls and redemptions, including the redemption of all remaining series of Enhanced Capital Notes (ECNs) under the Regulatory Call Right, and the amortisation of dated tier 2 instruments, partly offset by the issuance of a new dated tier 2 instrument, foreign exchange movements on subordinated debt, the transitioning of grandfathered AT1 instruments to tier 2 and a reduction in the significant investments deduction.

The redemption of the remaining series of ECNs followed the decision of the Court of Appeal in December 2015 that a Capital Disqualification Event (CDE) in relation to the ECNs had occurred. The Group subsequently exercised its option to redeem them in the first quarter of 2016. In June 2016 the UK Supreme Court confirmed the decision of the Court of Appeal.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.51: Risk-weighted assets

	At 31 Dec	At 31 Dec
	2016	2015
	£m	£m
Foundation Internal Ratings Based (IRB) Approach	64,907	68,990
Retail IRB Approach	64,970	63,912
Other IRB Approach	17,788	18,661
IRB Approach	147,665	151,563
Standardised (STA) Approach	18,956	20,443
Credit risk	166,621	172,006
Counterparty credit risk	8,419	7,981
Contributions to the default fund of a central counterparty	340	488
Credit valuation adjustment risk	864	1,684
Operational risk	25,292	26,123
Market risk	3,147	3,775
Underlying risk-weighted assets	204,683	212,057
Threshold risk-weighted assets[1]	10,763	10,788
Total risk-weighted assets	215,446	222,845
Movement to fully loaded risk-weighted assets[2]	–	(98)
Fully loaded risk-weighted assets	215,446	222,747

1	Threshold risk-weighted assets reflect the element of the significant investments and deferred tax assets that are permitted to be risk-weighted instead of deducted from CET1 capital. Significant investments primarily arise from the investment in the Group’s Insurance business.

2	Differences may arise between transitional and fully loaded threshold risk-weighted assets where deferred tax assets reliant on future profitability and arising from temporary timing differences and significant investments exceed the fully loaded threshold limit, resulting in an increase in amounts deducted from CET1 capital rather than being risk-weighted.

Table 1.52: Risk-weighted assets movement by key driver

	Credit risk	Credit risk		Counterparty		Operational
	IRB	STA	Credit risk[1]	Credit risk[2]	Market risk	risk	Total
	£m	£m	£m	£m	£m	£m	£m
Fully loaded risk-weighted assets as at 31 December 2015							222,747
Less total threshold risk-weighted assets[3]							(10,690)
Risk-weighted assets at 31 December 2015	151,563	20,443	172,006	10,153	3,775	26,123	212,057
Asset size	(4,453)	(440)	(4,893)	(1,542)	(139)	–	(6,574)
Acquisitions and disposals	(3,406)	(435)	(3,841)	(183)	–	–	(4,024)
Model updates	4,363	–	4,363	99	(951)	–	3,511
Methodology and policy	(1,215)	(1,184)	(2,399)	–	–	–	(2,399)
Asset quality	(2,989)	(75)	(3,064)	729	(200)	–	(2,535)
Movements in risk levels (Market risk only)	–	–	–	–	662	–	662
Foreign exchange	3,802	647	4,449	367	–	–	4,816
Other	–	–	–	–	–	(831)	(831)
Risk-weighted assets as at 31 December 2016	147,665	18,956	166,621	9,623	3,147	25,292	204,683
Threshold risk-weighted assets[3]							10,763
Total risk-weighted assets as at 31 December 2016							215,446

1	Credit risk includes securitisation risk-weighted assets.

2	Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.

3	Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

The risk-weighted assets movement tables provide analyses of the reduction in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.

Credit risk-weighted assets reductions of £5.4 billion were driven by the following key movements:

–	Asset size movements. Credit risk-weighted assets decreased by £4.9 billion, primarily due to active portfolio management, partially offset by continued growth in targeted customer segments.

–	Disposals of the Group’s interest in strategic equity investments and other targeted disposals reduced credit risk-weighted assets by £3.8 billion.

–	Model update increases of £4.4 billion were mainly related to the Mainstream and buy-to-let UK mortgage portfolios.

–	Methodology and policy reductions of £2.4 billion are principally due to securitisation activity.
106

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Asset quality movements capture movements due to changes in borrower risk, including changes in the economic environment. Net reductions in credit risk-weighted assets of £3.1 billion primarily relate to model calibrations and a net change in credit quality, reflecting improvements in the economic climate, partly offset by increases in the valuation of centrally held strategic equity investments.

–	Foreign exchange movements reflect the depreciation of Sterling which has contributed to a £4.4 billion increase in credit risk-weighted assets.

Counterparty credit risk assets decreased by £0.5 billion mainly driven by increased capital relief from CVA related hedges partially offset by increased trading activity, foreign exchange and yield curve movements.

Market risk-weighted assets reduced by £0.6 billion due to a reduction in the Value-at-Risk multiplier, improvements to the VaR model and active portfolio management.

Operational risk-weighted assets reduced by £0.8 billion due to the annual update of the income based TSA operational risk calculation.

STRESS TESTING

The Group undertakes a wide ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group is exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group to adverse economic conditions and other key vulnerabilities. As part of that the Group participates in the UK-wide concurrent stress test run by the Bank of England.

During 2016, the Group was subject to the European Banking Authority’s Europe-wide stress test with the Group’s results significantly above its minimum capital requirements. The concurrent UK stress test run by the Bank of England was also undertaken in 2016. As announced in November, the Group comfortably exceeded the capital thresholds set by the PRA and was not required to take any action as a result of this test.

LEVERAGE RATIO

Table 1.53: Leverage ratio

	Fully loaded
	At 31 Dec	At 31 Dec
	2016	2015
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	28,899	28,505
Additional tier 1 capital	5,320	5,355
Total tier 1 capital	34,219	33,860
Exposure measure
Statutory balance sheet assets
Derivative financial instruments	36,138	29,467
Securities financing transactions (SFTs)	42,285	34,136
Loans and advances and other assets	739,370	743,085
Total assets	817,793	806,688
Deconsolidation adjustments[1]
Derivative financial instruments	(2,403)	(1,510)
Securities financing transactions (SFTs)	112	(441)
Loans and advances and other assets	(142,990)	(133,975)
Total deconsolidation adjustments	(145,281)	(135,926)
Derivatives adjustments
Adjustments for regulatory netting	(20,490)	(16,419)
Adjustments for cash collateral	(8,432)	(6,464)
Net written credit protection	699	682
Regulatory potential future exposure	13,188	12,966
Total derivatives adjustments	(15,035)	(9,235)
SFT adjustments	39	3,361
Off-balance sheet items	58,685	56,424
Regulatory deductions and other adjustments	(9,128)	(9,112)
Total exposure	707,073	712,200
Leverage ratio[2]	4.8%	4.8%
Average leverage ratio[3]	4.9%
Average leverage ratio exposure measure[4]	718,914

1	Deconsolidation adjustments predominantly reflect the deconsolidation of assets related to Group subsidiaries that fall outside the scope of the Group’s regulatory capital consolidation (primarily the Group’s Insurance entities).

2	The countercyclical leverage ratio buffer is currently nil.

3	The average leverage ratio is based on the average of the month end tier 1 capital and exposure measures over the quarter (30 September 2016 to 31 December 2016). The average of 4.9 per cent compares to 4.8 per cent at the start and end of the quarter.

4	The average leverage ratio exposure measure is based on the average of the month end exposure measures over the quarter (30 September 2016 to 31 December 2016).
107

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

KEY MOVEMENTS

The Group’s fully loaded leverage ratio was increased by 9 basis points reflecting the impact of both the increase in tier 1 capital and the £5.1 billion reduction in the exposure measure, the latter largely reflecting the reduction in liquid asset holdings.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, reduced marginally with market movements and trading activity broadly offset through netting and cash collateral inflows.

The increase in SFT assets over the period, reflecting increased customer volumes, was offset by the reduction in SFT adjustments reflecting both the recognition of additional eligible netting adjustments and a reduction in the counterparty credit risk add-on.

Off-balance sheet items increased by £2.3 billion, primarily reflecting a change in the profile and subsequent classification of commercial off-balance sheet items and a net increase in securitisation financing facilities, partially offset by a planned drawdown on certain liquidity facilities supporting the Group’s conduit programme to provide funding alongside the proceeds of the ABCP issurance.

The average leverage ratio of 4.9 per cent over the quarter reflected a strengthening tier 1 capital position prior to the accrual for the announced full year special dividend and the reduction in balance sheet assets during the quarter, largely reflecting the reduction in liquid asset holdings.

MODIFIED UK LEVERAGE RATIO

The Group’s leverage ratio on a modified basis, excluding qualifying central bank claims from the leverage exposure measure, is 5.1 per cent. This follows the rule modification applied to the UK Leverage Ratio Framework by the PRA in August 2016 as a result of recommendations made by the Financial Policy Committee.

The Financial Policy Committee has indicated that it intends to recalibrate the UK framework in 2017 in order to adjust for the impact of the rule modification, thereby ensuring that levels of capital currently required to meet leverage ratio minimums are maintained. The modified UK leverage ratio should therefore be considered in the context of the proposed recalibration.

G-SIB INDICATORS

Although the Group is not currently classified as a Global Systemically Important Bank (G-SIB), by virtue of the Group’s leverage exposure measure exceeding €200 billion the Group is required to report G-SIB indicator metrics to the PRA. The Group’s indicator metrics used within the 2016 Basel G-SIBs annual exercise will be disclosed from April 2017, and the results are expected to be made available by the Basel Committee later this year.

INSURANCE BUSINESSES

The business transacted by the insurance companies within the Group comprises both life insurance business and general insurance business. Life insurance business comprises unit-linked business, non-profit business and with-profits business.

Scottish Widows Limited (SW Ltd) holds the only with-profit funds managed by the Group. Each insurance company within the Group is regulated by the PRA.

The Solvency II regime for insurers and insurance groups came into force from 1 January 2016. The insurance businesses are required to calculate solvency capital requirements and available capital on a risk-based approach. The insurance business of the Group calculates regulatory capital on the basis of an internal model, which was approved by the PRA on 5 December 2015.

The minimum required capital must be maintained at all times throughout the year. These capital requirements and the capital available to meet them are regularly estimated in order to ensure that capital maintenance requirements are being met.

All minimum regulatory requirements of the insurance companies have been met during the year.

REGULATORY AND LEGAL RISK

DEFINITION

Regulatory and legal risk is defined as the risk that the Group is exposed to fines, censure, or legal or enforcement action; or to civil or criminal proceedings in the courts (or equivalent) and/or the Group is unable to enforce its rights due to failing to comply with applicable laws (including Codes of Practice which could have legal implications), regulations, codes of conduct or legal obligations.

EXPOSURES

Whilst the Group has a zero risk appetite for material regulatory breaches or material legal incidents, the Group remains exposed to material regulatory breaches and material legal incidents outside of its risk appetite. Exposure is driven by significant ongoing and new legislation, regulation and court proceedings in the UK and overseas which in each case needs to be interpreted, implemented and embedded into day-to-day operational and business practices across the Group.

MEASUREMENT

Regulatory and legal risks are measured against a set of risk appetite metrics, with appropriate thresholds, which are approved annually by the Board and which are regularly reviewed and monitored. Metrics include assessments of control and material regulatory rule breaches.

108

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MITIGATION

The Group has taken a number of steps and have outlined below the following key components:

–	The Board establishes a Group-wide risk appetite and metrics for Regulatory and Legal Risk;

–	Group policies and procedures set out the principles and key controls that should apply across the business which are aligned to the group risk appetite. Mandated policies and processes require appropriate control frameworks, management information, standards and colleague training to be implemented to identify and manage regulatory and legal risk;

–	Business units assess and implement policy and regulatory requirements and establish local control, processes and procedures to ensure governance and compliance;

–	Material risks and issues are escalated to divisional and then Group-level bodies which challenge and support the business on its management of them;

–	Business units regularly produce management information to assist in the identification of issues and test management controls are working effectively;

–	Risk Division and Legal provide oversight and proactive support and constructive challenge to the business in identifying and managing regulatory and legal issues;

–	Risk Division will conduct thematic reviews of regulatory compliance across businesses and divisions where appropriate;

–	Business units with the support of divisional and Group-Level bodies conduct ongoing horizon scanning to identify and address changes in regulatory and legal requirements.

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

STATE AID COMMITMENTS

In 2015 the Group satisfied all material structural and behavioural commitments following the successful carve-out and disposal of TSB with respect to the State Aid commitments agreed with the European Commission under the State Aid regime in 2009. The Group is therefore no longer subject to restrictive behavioural commitments including the constraint on acquisitions, but continue to be bound by two remaining limited ancillary commitments which means that the Group remains subject to supervision by the European Commission with respect to these commitments until they cease to have effect on or before June 2017.

INSURANCE RISK

DEFINITION

Insurance risk is defined as the risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour, leading to reductions in earnings and/or value.

EXPOSURES

The major sources of insurance risk within the Group are the Insurance business and the Group’s defined benefit pension schemes.

Longevity and persistency are key risks within the life and pensions business. Longevity risk arises from the annuity portfolios where policyholders’ future cashflows are guaranteed at retirement and increases in life expectancy, beyond current assumptions, will increase the cost of annuities. Longevity risk exposures are expected to increase with the Insurance business growth in the bulk annuity market. Persistency assumptions are set to give a best estimate however, customer behaviour may result in increased cancellations or cessation of contributions.

Property insurance risk is a key risk within the general insurance business, through Home Insurance, and exposures can arise, for example, in extreme weather conditions, such as flooding, when property damage claims are higher than expected.

The prime insurance risk of the Group’s defined benefit pension schemes is longevity.

MEASUREMENT

Insurance risks are measured using a variety of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling. Current and potential future insurance risk exposures are assessed and aggregated on a range of stresses including risk measures based on 1-in-200 year stresses for Insurance’s regulatory capital assessments and other supporting measures where appropriate, including those set out in note 33 to the financial statements. For measuring the longevity risk in the Group’s defined benefit pension schemes both 1-in-20 year stresses (risk appetite) and 1-in-200 year stresses (regulatory capital) are utilised. For further information on defined benefit schemes please refer to note 36 to the financial statements.

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
109

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Exposure limits by risk type are assessed through the business planning process and used as a control mechanism to ensure risks are taken within risk appetite.

The most significant insurance risk in the defined benefit pension schemes is longevity risk. The merits of longevity risk transfer and hedging solutions are regularly reviewed.

MONITORING

Insurance risks in the Insurance business are monitored by Insurance senior executive Committees and ultimately the Insurance Board. Governance of the Group’s defined benefit pension schemes includes two specialist pension committees. Significant risks from the Insurance business and the defined benefit pension schemes are reviewed by the Group Executive and Group Risk Committees and/or Board.

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

PEOPLE RISK

DEFINITION

People risk is defined as the risk that the Group fails to lead, manage and enable colleagues to deliver the Group’s strategy for customers, shareholders and regulators.

EXPOSURES

The Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives and to be the best bank for customers. Over the coming year the Group anticipates the following key people risk exposures:

–	Maintaining organisational skills, capability, resilience and capacity levels in response to increasing volumes of organisational, political and external market change;

–	Senior Managers and Certification Regime (SM&CR) and additional regulatory constraints on remuneration structures may impact the Group’s ability to attract and retain talent;

–	The increasing digitisation of the business is changing the capability mix required and may impact the Group’s ability to attract and retain talent; and

–	Colleague engagement may continue to be challenged by ongoing media attention on banking sector culture, sales practices and ethical conduct.

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

MITIGATION

The Group takes many mitigating actions with respect to people risk. Key areas of focus include:

–	Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning;

–	Continued focus on the Group’s culture by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues;

–	Managing organisational capability and capacity through divisional people strategies to ensure there are the right skills and resources to meet customers’ needs and deliver our strategic plan;

–	Maintain effective remuneration arrangements to ensure they promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations;

–	Ensuring compliance with legal and regulatory requirements related to SM&CR, embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities; and

–	Ongoing consultation with the Group’s recognised unions on changes which impact their members.

MONITORING

People risks from across the Group are monitored and reported through Board and Group Governance Committees in accordance with the Group’s Risk Management Framework and People Risk sub-framework. Risk exposures are discussed monthly via the Group People Risk Committee with upwards reporting to Group Risk and Executive Committees. In addition oversight, challenge and reporting is completed at Risk Division level and combined with Risk Assurance reviews, assesses the effectiveness of controls, recommending follow up remedial action if relevant. All material People Risk events are escalated in accordance with the formal Group Operational Risk Policy and People Policies to the respective Divisional Managing Directors and the Group Director, Conduct, Compliance and Operational Risk.

110

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FINANCIAL REPORTING RISK

DEFINITION

Financial reporting risk is defined as the risk that the Group suffers reputational damage, loss of investor confidence and/or financial loss arising from the adoption of inappropriate accounting policies, ineffective controls over business or finance processes impacting financial, prudential regulatory, and tax reporting, failure to manage the associated risks of changes in taxation rates, law, corporate ownership or structure and the failure to disclose timely and appropriate information in accordance with regulatory requirements.

EXPOSURES

Exposure represents the sufficiency of the Group’s policies and procedures to maintain adequate systems, processes and controls to support statutory, prudential regulatory and tax reporting, to prevent and detect financial reporting fraud, to manage the Group’s tax position and to support regulatory disclosures.

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

MONITORING

Financial reporting risk is actively monitored at business unit and Group levels. There are specific programmes of work undertaken across the Group to support:

–	annual assessments of: (i) the effectiveness of internal controls over financial reporting; and (ii) the effectiveness of the Group’s disclosure controls and procedures, both in accordance with the requirements of the US Sarbanes Oxley Act; and

–	annual certifications by the Senior Accounting Officer with respect to the maintenance of appropriate tax accounting arrangements, in accordance with the requirements of the 2009 Finance Act.

The Group also has in place an assurance process to support its prudential regulatory reporting and monitoring activities designed to identify and review tax exposures on a regular basis. There is ongoing monitoring to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting.

The Group has a Disclosure Committee which assists the Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements. In addition, the Audit Committee reviews the quality and acceptability of the Group’s financial disclosures. For further information on the Audit Committee’s responsibilities relating to financial reporting see pages 167 to 170.

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

Model Risk appetite considers the performance of the Group’s most material models.

MITIGATION

The Group’s Risk Management Framework (RMF) establishes robust arrangements for risk governance, in particular by:

–	Defining individual and collective accountabilities for risk management, risk oversight and risk assurance through a Three Lines of Defence model which supports the discharge of responsibilities to customers, shareholders and regulators;

–	Outlining governance arrangements which articulate the enterprise-wide approach to risk management; and
111

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Supporting a consistent approach to Group-wide behaviour and risk decision making through a Group Policy Framework which helps everyone understand their responsibilities by clearly articulating and communicating rules, standards, boundaries and risk appetite measures which can be controlled, enforced and monitored.

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

This includes a review of the Group’s current approach to governance and ongoing initiatives in light of the latest regulatory guidance, including in 2016 the further enhancement of frameworks to address Senior Managers and Certification Regime (SM&CR) requirements and prepare for the requirement to ring-fence retail banking activities with effect from January 2019.

As part of the RMF, the performance of models is regularly monitored to ensure they remain fit-for-purpose.

For further information on Corporate Governance see pages 152 to 176.

For further information on Model Risk see page 173.

112

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

	2016	2016	2015	2015	2014	2014
	Book value	Valuation	Book value	Valuation	Book value	Valuation
	£m	£m	£m	£m	£m	£m
Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	1,607	1,607	663	663	658	658
Other government securities	25,125	25,125	21,454	21,454	24,815	24,815
Other public sector securities	1,325	1,325	2,039	2,039	2,170	2,170
Bank and building society certificates of deposit	244	244	135	135	554	554
Mortgage-backed securities	707	707	1,358	1,358	1,034	1,034
Other asset-backed securities	1,538	1,538	847	847	850	850
Corporate and other debt securities	19,832	19,832	20,316	20,316	22,090	22,090
Treasury bills and other bills	20	20	74	74	1,459	1,459
Equity shares	67,697	67,697	60,476	60,476	61,576	61,576
	118,095	118,095	107,362	107,362	115,206	115,206
Available-for-sale financial assets
US treasury and US government agencies	7,564	7,564	6,349	6,349	7,226	7,226
Other government securities	41,150	41,150	18,980	18,980	40,176	40,176
Bank and building society certificates of deposit	142	142	186	186	298	298
Mortgage-backed securities	108	108	197	197	674	674
Other asset-backed securities	317	317	319	319	685	685
Corporate and other debt securities	6,030	6,030	5,808	5,808	5,529	5,529
Treasury bills and other bills	–	–	–	–	863	863
Equity shares	1,213	1,213	1,193	1,193	1,042	1,042
	56,524	56,524	33,032	33,032	56,493	56,493
Held-to-maturity investments
UK government	–	–	19,808	19,851	–	–
Debt securities classified as loans and receivables
Mortgage-backed securities	2,089	2,065	2,528	2,493	190	155
Other asset-backed securities	1,290	1,227	1,234	1,173	985	900
Corporate and other debt securities	94	11	526	441	164	45
	3,473	3,303	4,288	4,107	1,339	1,100
Allowance for impairment losses	(76)	–	(97)	–	(126)	–
	3,397	3,303	4,191	4,107	1,213	1,100
113

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2016 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	£m	%	£m	%	£m	%	£m	%
Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	–	–	407	1.22	93	2.02	1,107	2.24
Other government securities	390	1.68	3,484	3.26	2,602	1.89	18,649	2.60
Other public sector securities	–	–	238	2.61	86	3.37	1,001	2.95
Bank and building society certificates of deposit	244	0.93	–	–	–	–	–	–
Mortgage-backed securities	–	–	37	1.14	105	4.61	565	2.83
Other asset-backed securities	–	–	121	3.65	583	2.44	834	3.73
Corporate and other debt securities	12,456	3.48	3,404	5.59	2,841	4.04	1,131	4.15
Treasury bills and other bills	20	0.50	–	–	–	–	–	–
	13,110		7,691		6,310		23,287
Available-for-sale financial assets
US treasury and US government agencies	–	–	4,651	2.78	2,652	5.76	262	3.85
Other government securities	539	0.99	9,045	3.79	15,531	3.05	16,034	3.69
Bank and building society certificates of deposit	142	0.07	–	–	–	–	–	–
Mortgage-backed securities	9	2.44	4	1.00	–	–	95	0.76
Other asset-backed securities	–	–	–	–	41	1.02	276	0.97
Corporate and other debt securities	628	1.28	4,267	1.50	1,134	2.04	1	0.00
	1,318		17,967		19,358		16,668
Debt securities classified as loans and receivables
Mortgage-backed securities	–	–	–	–	30	1.8	2,059	1.0
Other asset-backed securities	248	0.2	32	0.3	779	1.1	231	1.8
Corporate and other debt securities	2	0.0	2	0.0	–	–	90	0.0
	250		34		809		2,380

The Group’s investment holdings at 31 December 2016 include £63,253 million due from the UK government and its agencies and £9,172 million due from the US government and its agencies.

114

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS AT 31 DECEMBER 2016

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2016. Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

	Maturing in one	Maturing after one but within	Maturing after
	year or less	five years	five years	Total
	£m	£m	£m	£m
Loans and advances to banks	21,812	4,973	117	26,902
Loans and advances to customers:
Mortgages	11,614	47,535	247,533	306,682
Other personal lending	5,418	4,621	10,722	20,761
Property companies	5,266	10,404	16,522	32,192
Financial, business and other services	26,234	13,311	9,652	49,197
Transport, distribution and hotels	6,097	4,649	2,574	13,320
Manufacturing	4,598	2,133	554	7,285
Other	9,807	13,311	7,815	30,933
Total loans	90,846	100,937	295,489	487,272
Of which:
Fixed interest rate	23,434	29,776	102,631	155,841
Variable interest rate	67,412	71,161	192,858	331,431
	90,846	100,937	295,489	487,272

DEPOSITS

The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2016	2016	2015	2015	2014	2014
	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	£m	%	£m	%	£m	%
Non-interest bearing demand deposits	54,379	–	45,294	–	42,049	–
Interest-bearing demand deposits	90,272	0.48	83,756	0.47	82,545	0.80
Savings deposits	164,155	0.57	174,239	1.00	201,046	1.18
Time deposits	111,751	1.05	122,142	0.99	133,060	1.32
Total average deposits	420,557	0.60	425,431	0.79	458,700	1.04

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS

The following table gives details of the Group’s certificates of deposit issued and other time deposits at 31 December 2016 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity. Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

		Over 3 months	Over 6 months
	3 months	but within	but within	Over
	or less	6 months	12 months	12 months	Total
	£m	£m	£m	£m	£m
Certificates of deposit	2,668	3,692	1,642	70	8,072
Time deposits	26,051	5,877	6,778	4,692	43,398
Total	28,719	9,569	8,420	4,762	51,470
115

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

The following tables give details of these significant short-term borrowings of the Group for each of the past three years.

	2016	2015	2014
	£m	£m	£m
Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	9,741	7,061	1,075
Average balance for the year	8,342	5,960	2,104
Maximum balance during the year	12,734	9,467	9,971
Average interest rate during the year	0.5%	0.6%	1.1%
Interest rate at the year end	0.6%	0.6%	1.2%
Certificates of deposit issued
Balance at the year end	8,077	11,101	7,033
Average balance for the year	11,200	11,708	9,912
Maximum balance during the year	13,712	13,925	11,376
Average interest rate during the year	0.6%	0.4%	0.4%
Interest rate at the year end	0.7%	0.2%	0.3%
Commercial paper
Balance at the year end	3,281	6,663	7,373
Average balance for the year	4,666	5,286	8,432
Maximum balance during the year	7,646	12,700	14,768
Average interest rate during the year	0.9%	0.6%	0.3%
Interest rate at the year end	0.0%	0.0%	0.1%
Securitisation notes
Balance at the year end	7,253	7,763	11,908
Average balance for the year	7,131	10,362	13,836
Maximum balance during the year	7,436	12,155	15,787
Average interest rate during the year	2.5%	2.4%	2.1%
Interest rate at the year end	2.2%	2.7%	2.0%
Covered bonds
Balance at the year end	30,521	27,200	27,191
Average balance for the year	30,625	26,503	29,754
Maximum balance during the year	32,444	27,200	31,684
Average interest rate during the year	3.5%	4.2%	4.5%
Interest rate at the year end	3.0%	3.7%	4.3%
116

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

The Board meets regularly. In 2016, a total of 9 Board meetings were held, 9 of which were scheduled at the start of the year.

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

The Directors and senior management of Lloyds Banking Group plc are:

NON-EXECUTIVE DIRECTORS

Lord Blackwell

Chairman

Age: 64

Chairman of the Nomination and Governance Committee, member of the Board Risk Committee, the Remuneration Committee and the Responsible Business Committee.

Appointed: June 2012 (Board), April 2014 (Chairman)

Skills and experience: Lord Blackwell has deep financial services knowledge including in insurance and banking, as well as regulatory and public policy experience gained from senior positions in a wide range of industries. His breadth of experience, credibility with key stakeholders and strong leadership qualities make him an effective Chairman. Lord Blackwell was previously the Chairman of Scottish Widows Group, and Interserve plc, Director of Group Development at NatWest Group, a Senior Independent Director of Standard Life and also chaired their UK Life and Pensions Board. His past Non-Executive Directorships have included Halma plc, Dixons Group, SEGRO and Ofcom. He was Head of the Prime Minister’s Policy Unit from 1995 to 1997 and was appointed a Life Peer in 1997. He has an MA in Natural Sciences from the University of Cambridge, a Ph.D in Finance and Economics and an MBA from the University of Pennsylvania.

External appointments: Governor of the Yehudi Menuhin School.

Anita Frew

Deputy Chairman and Independent Director

Age: 59

Chairman of the Remuneration Committee, member of the Audit Committee, the Board Risk Committee, the Nomination and Governance Committee and the Responsible Business Committee.

Appointed: December 2010 (Board), May 2014 (Deputy Chairman)

Skills and experience: Anita has significant board, financial and general management experience across a range of sectors, including banking, asset and investment management, manufacturing and utilities. She was previously Chairman of Victrex plc, the Senior Independent Director of Aberdeen Asset Management and IMI plc, an Executive Director of Abbott Mead Vickers, a Non-Executive Director of Northumbrian Water and has held various investment and marketing roles at Scottish Provident and the Royal Bank of Scotland. Her extensive board level, asset and investment management experience makes her a strong Deputy Chairman and Chairman of the Remuneration Committee. She has a BA (Hons) in International Business from the University of Strathclyde, a MRes in Humanities and Philosophy from the University of London and an Honorary DSc for contribution to industry and finance from the University of Cranfield.

External appointments: Chairman of Croda International Plc and a Non-Executive Director of BHP Billiton.

Alan Dickinson

Independent Director

Age: 66

Chairman of the Board Risk Committee, member of the Audit Committee, the Remuneration Committee and the Nomination and Governance Committee.

Appointed: September 2014

Skills and experience: Alan is a highly regarded retail and commercial banker having spent 37 years with the Royal Bank of Scotland, most notably as Chief Executive of RBS UK. More recently, he was a Non-Executive Director of Willis Limited and Chairman of its Risk Committee. He was formerly

MANAGEMENT AND EMPLOYEES

Chairman of Brown, Shipley & Co. Limited and a Non-Executive Director of Nationwide Building Society where he was Chairman of its Risk Committee. Alan’s strategic focus and core banking experience complements the balance of skills on our Board and makes him ideal for the role of Chairman of the Board Risk Committee. He is a Fellow of the Chartered Institute of Bankers and the Royal Statistical Society and has an MBA from the Manchester Business School and a Bachelor of Science from the University of Birmingham.

External appointments: Chairman of Urban & Civic plc and a Governor of Motability.

Simon Henry

Independent Director

Age: 55

Member of the Audit Committee and the Board Risk Committee.

Appointed: June 2014

Skills and experience: Simon has deep international experience in board level strategy and execution. His extensive knowledge of financial markets, treasury and risk management and his qualification as an Audit Committee Financial Expert is of particular value in our Board Risk and Audit Committees. Simon has a BA in Mathematics, an MA from the University of Cambridge and is a fellow of the Chartered Institute of Management Accountants.

External appointments: Chair of the European Round Table CFO Taskforce, Member of the Main Committee of the 100 Group of UK FTSE CFOs, the Advisory Panel of CIMA and of the Advisory Board of the Centre for European Reform. Non-Executive Director of Rio Tinto plc and Rio Tinto Limited (from 1 July 2017). Chief Financial Officer and Executive Director of Royal Dutch Shell plc until 9 March 2017 and will remain available to his successor and the Board of Royal Dutch Shell plc to assist with transition until 30 June 2017.

Nick Luff

Independent Director

Age: 49

Chairman of the Audit Committee, member of the Board Risk Committee and the Nomination and Governance Committee.

Appointed: March 2013

Skills and experience: Nick has significant financial experience in the UK listed environment having served in a number of senior finance positions within a range of sectors. His background and experience enables him to fulfil the role of Audit Committee Chair and, for SEC purposes, the role of Audit Committee Financial Expert. Nick was previously the Group Finance Director of Centrica plc, Finance Director of The Peninsular & Oriental Steam Navigation Company and Chief Financial Officer of P&O Princess Cruises plc. He previously served as a Non-Executive Director and was the Audit Committee Chair of QinetiQ Group plc. He is a Mathematics graduate from the University of Oxford and a Chartered Accountant.

External appointments: Executive Director and Chief Financial Officer of RELX Group.

Deborah McWhinney

Independent Director

Age: 61

Member of the Audit Committee and the Board Risk Committee.

Appointed: December 2015

Skills and experience: Deborah has an extensive executive background in managing technology, operations and new digital innovations across banking, payments and institutional investment. She broadens the Board’s diversity from a global market perspective. Deborah is a former Chief Executive Officer, Global Enterprise Payments and President, Personal Banking and Wealth Management at Citibank. She was previously President of Institutional Services at Charles Schwab Corporation and held executive roles at Engage Media Services Group, Visa International and Bank of America, where she held senior roles in Consumer Banking. She holds a BSc in Communications from the University of Montana.

External appointments: Member of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA, Independent Director of Fluor Corporation and IHS Markit Ltd, a Trustee of the California Institute of Technology and of the Institute for Defense Analyses.

Nick Prettejohn

Independent Director and Chairman of Scottish Widows Group

Age: 56

Member of the Audit Committee and the Board Risk Committee.

Appointed: June 2014

Skills and experience: Nick has significant financial services experience, particularly in insurance where he has served as Chief Executive of Lloyd’s of London and Prudential UK and Europe as well as Chairman of Brit Insurance. He is a former Non-Executive Director of the Prudential Regulation Authority and of Legal & General Group Plc as well as Chairman of the Financial Services Practitioner Panel. He has the knowledge and experience to provide valuable insight and contribute effectively as a Non-Executive Director and Member of the Audit Committee and Risk Committee as well as the governance experience and leadership qualities to chair Scottish Widows Group. Nick has a First Class Degree in Philosophy, Politics and Economics from Balliol College, University of Oxford.

External appointments: Member of the BBC Trust (until 31 March 2017), Chairman of the Britten-Pears Foundation, the Royal Northern College of Music and the Financial Conduct Authority’s Financial Advice Working Group.

Stuart Sinclair

Independent Director

Age: 63

Member of the Board Risk Committee and the Remuneration Committee.

Appointed: January 2016

Skills and experience: Stuart has extensive experience in retail banking, insurance and consumer finance. He is a former Non-Executive Director of TSB Banking Group plc, TSB Bank plc, LV Group and Virgin Direct. In his executive career, he was President and Chief Operating Officer of Aspen

MANAGEMENT AND EMPLOYEES

Insurance after spending nine years with General Electric, as Chief Executive Officer of the UK Consumer Finance business then President of GE Capital China. Before that he was Chief Executive Officer of Tesco Personal Finance and Director of UK Retail Banking at the Royal Bank of Scotland. He was a Council member of The Royal Institute for International Affairs (Chatham House). He has an MA in Economics from the University of Aberdeen and an MBA from the University of California.

External appointments: Non-Executive Director and Chair of the Risk Committee at Provident Financial plc, Senior Independent Director and Chair of Risk at QBE Insurance (Europe) Limited and Senior Independent Director and Chair of Risk at Swinton Group Limited.

Anthony Watson CBE

Senior Independent Director

Age: 71

Member of the Audit Committee, the Board Risk Committee, the Remuneration Committee and the Nomination and Governance Committee.

Appointed: April 2009 (Board), May 2012 (Senior Independent Director)

Skills and experience: Tony is our Senior Independent Director and with over 40 years of experience in the investment management industry and related sectors, he is well placed to carry out this role. His former positions include Chief Executive of Hermes Pensions Management and Chairman of the Asian Infrastructure Fund, MEPC, the Marks & Spencer Pension Trustees and of the Strategic Investment Board (Northern Ireland). He is also a former Member of the Financial Reporting Council, a Senior Independent Director of Hammerson and a Non-Executive Director of the Shareholder Executive and Vodafone Group. He has a BSc (Hons) in Economics from Queen’s University Belfast, a Diploma in Security Analysis from the New York Institute of Finance and is a Barrister at Law, England and Wales.

External appointments: Senior Independent Director of Witan Investment Trust, Chairman of the Lincoln’s Inn Investment Committee and a member of the Norges Bank Investment Management Corporate Governance Advisory Board.

Sara Weller CBE

Independent Director

Age: 55

Chairman of the Responsible Business Committee, member of the Board Risk Committee and the Remuneration Committee.

Appointed: February 2012

Skills and experience: With a background in retail and associated sectors, including financial services, Sara brings a broad perspective to the Board. She is a passionate advocate of customers, the community, financial inclusion and the development of digital skills which directly support Lloyds Banking Group’s strategy and her role as Chairman of the Responsible Business Committee. Sara has considerable experience of boards at both executive and non-executive level. Her previous appointments include Managing Director of Argos, various senior positions at J Sainsbury including Deputy Managing Director, Lead Non-Executive Director at the Department of Communities and Local Government, a Non-Executive Director of Mitchells & Butlers as well as a number of senior management roles for Abbey National and Mars Confectionery. She has an MA in Chemistry from Oxford University.

External appointments: Non-Executive Director of United Utilities Group and Chair of their Remuneration Committee, a Governing Council Member of Cambridge University, Chairman of the Planning Inspectorate and Board member at the Higher Education Funding Council.

EXECUTIVE DIRECTORS

António Horta-Osório

Executive Director and Group Chief Executive

Age: 53

Appointed: January 2011 (Board), March 2011 (Group Chief Executive)

Skills and experience: António brings extensive experience in, and understanding of, both retail and commercial banking. This has been built over a period of more than 30 years, working both internationally as well as in the UK. António’s drive, enthusiasm and commitment to customers, along with his proven ability to build and lead strong management teams, brings significant value to all stakeholders of Lloyds Banking Group. Previously he worked for Goldman Sachs, Citibank and held various senior management positions at Grupo Santander before becoming its Executive Vice President. He was a Non-Executive Director of Santander UK and subsequently its Chief Executive. He is also a former Non-Executive Director of the Court of the Bank of England and Governor of the London Business School. António has a Degree in Management & Business Administration from the Universidade Católica Portuguesa, an MBA from INSEAD and has completed the Advanced Management Program at Harvard Business School.

External appointments: Non-Executive Director of EXOR N.V., Fundação Champalimaud and Sociedade Francisco Manuel dos Santos in Portugal, a member of the Board of Stichting INPAR and Chairman of the Wallace Collection.

George Culmer

Executive Director and Chief Financial Officer

Age: 54

Appointed: May 2012 (Board)

Skills and experience: George has extensive operational and financial expertise including strategic and financial planning and control. He has worked in financial services in the UK and overseas for over 25 years. George was an Executive Director and Chief Financial Officer of RSA Insurance Group, the former Head of Capital Management of Zurich Financial Services and Chief Financial Officer of its UK operations as well as holding various senior management positions at Prudential. He is a Non-Executive Director of Scottish Widows. George is a Chartered Accountant and has a history degree from the University of Cambridge.

External appointments: None.

COMPENSATION

Juan Colombás

Executive Director and Chief Risk Officer

Age: 54

Appointed: January 2011 (Chief Risk Officer), November 2013 (Board)

Skills and experience: Juan has significant banking and risk management experience, having spent 31 years working in these fields both internationally and in the UK. Juan is responsible for developing the Group’s risk framework, recommending its risk appetite and ensuring that all risks generated by the business are measured, reviewed and monitored on an ongoing basis. He was previously the Chief Risk Officer and an Executive Director of Santander’s UK business. Prior to this position, he held a number of senior risk, control and business management roles across the Corporate, Investment, Retail and Risk Divisions of the Santander Group. He has served as the Group’s Chief Risk Officer and as a member of the Group Executive Committee since January 2011. Juan has a BSc in Industrial Chemical Engineering from the Universidad Politécnica de Madrid, a Financial Management degree from ICADE School of Business and Economics and an MBA from the Institute de Empresa Business School.

External appointments: Vice Chairman of the International Financial Risk Institute.

EMPLOYEES

As at 31 December 2016, the Group employed 70,433 people (on a full-time equivalent basis), compared with 75,306 at 31 December 2015 and 84,490 at 31 December 2014. At 31 December 2016, 69,649 employees were located in the UK, 394 in continental Europe, 328 in the Americas, and 62 in the rest of the world. At the same date, 29,639 people were employed in Retail, 5,816 in Commercial Banking, 3,399 in Consumer Finance, 1,874 in Insurance, 19,213 in Group Operations and 10,492 in other functions.

The Group has Codes of Responsibility which apply to all employees. The Codes of Responsibility can be found at: www.lloydsbankinggroup.com/Responsible-Business.

DIRECTORS’ REMUNERATION

The Committee’s focus goes beyond executive pay to ensure that the interests of all colleagues and shareholders are considered fairly and consistently.

KEY MESSAGES

–	Remuneration review concluded in 2016, resulting in revised Reward Principles and variable remuneration design aligned to the Group’s strategic priorities.

–	Strong financial performance overall and further progress against strategic priorities, supporting bonus outcome of £392.9 million. This included a 19 per cent downward collective adjustment and equates to 4.8 per cent of pre-bonus underlying profit.

–	Executive Director 2016 bonus awards approximately 77 per cent of maximum.

–	Executive Director single figure remuneration outcomes approximately 35 per cent lower than 2015, with 2014 Long-Term Incentive Plan awards vesting at 55 per cent of maximum.

–	Consistent 2 per cent base salary budget applied to all colleagues, including Executive Directors.

–	To build a long-term ownership culture, all colleagues will, for the first time, receive an award of shares under the new Group Ownership Share Plan.

On behalf of the Board and as Chair of the Group’s Remuneration Committee, I have pleasure in presenting the Directors’ remuneration report for the year ended 31 December 2016. I am very grateful for the continued support and engagement we have had with shareholders and their representative bodies, especially during consultations on the outcomes of the remuneration review which I outlined in last year’s statement and which was a key priority for 2016.

OUTCOMES OF THE REMUNERATION REVIEW

The Committee conducted a full review of the Group’s remuneration arrangements in 2016. The main focus of this review was to ensure the remuneration arrangements support our purpose of helping Britain prosper and align to the Group’s aim of becoming the best bank for customers whilst delivering superior and sustainable returns for shareholders. With this in mind, the Committee simplified and updated the Reward Principles that apply across the Group to ensure they support the strategic priorities, as set out below:

Further detail is set out in the ‘Summary of the remuneration review’.

There are no significant changes to the remuneration policy for Executive Directors that is being put to a binding vote at the 2017 AGM, and the maximum opportunity for both the short-term and long-term elements of variable remuneration will remain the same.

COMPENSATION

FAIR REWARD FOR COLLEAGUES

The Committee’s focus goes beyond executive pay. I have engaged with the Group’s recognised unions, and I am keen to ensure that the interests of all colleagues are considered in the Committee’s deliberations. We are mindful of the relationship between pay for executives and more junior colleagues, and to that end have sought to ensure consistency of pay outcomes with a salary budget of 2 per cent applied across the whole Group. In order to ensure that the Committee’s approach to remuneration aligns to Group strategy, I have engaged the Responsible Business Committee in discussions on pay. This dialogue will continue during 2017.

In 2016, the Group has completed the moves to ensure that all customer-facing colleagues in Retail are now incentivised by reference to Balanced Scorecard metrics, rather than individual or branch level sales or product targets. This change ensures that colleagues are rewarded for action and behaviour that puts customers first. All variable remuneration decisions take into consideration the Group’s Value, Codes of Responsibility, and the Conduct Pillars (Integrity, Compliance and Competence).

SHARING IN THE GROUP’S PERFORMANCE

As part of considering the structure of remuneration, the Committee concluded that it was important all colleagues should understand that they share in the overall performance of the Group alongside other stakeholders. The short-term variable remuneration element that supports this will be known as the ‘Group Performance Share plan’.

The plan outcome will be determined ‘top-down’ as a percentage of the Group’s underlying profit, modified based on the Group’s Balanced Scorecard performance and any collective adjustment for risk and conduct matters. The clear and transparent link between risk-adjusted profit and the Group Performance Share plan outcome ensures direct alignment between the interests of colleagues (including Executive Directors) and shareholders.

BUILDING A LONG-TERM OWNERSHIP CULTURE

The Group promotes the broadest possible share ownership by colleagues to build a culture of acting as stewards of the long-term interests of the Group.

Over 80 per cent of colleagues hold an interest in the Group through participation in one of our existing share plans. To achieve 100 per cent share ownership, for the first time in 2017, all colleagues in the Group will receive an award of shares valued at £200, which they will be required to hold for at least three years. We will look to repeat awards in future years, dependent on delivering against the Group’s strategic aims.

Executive-level share ownership is high, with all Executive Director shareholdings well above their minimum requirement under the shareholding policy. The Group Chief Executive’s current shareholding significantly exceeds the level required, as detailed in the annual report on remuneration.

To align with the culture of broader share ownership, the long-term element of variable remuneration will be known as the ‘Group Ownership Share plan’. This plan incentivises and rewards Executive Directors and senior colleagues against Group financial and strategic objectives designed to deliver superior and sustainable long-term returns for shareholders. Executives will build a direct ownership interest in the Group if those strategic objectives are met over the three-year performance period. The Committee decided that the performance measures for the 2017 awards should align to the revised Reward Principles, and with that, the Group’s strategic priorities.

REMUNERATION OUTCOMES FOR 2016

The Group has delivered strong financial performance in 2016 following further strategic progress. Underlying profit was £7.9 billion and statutory profit has more than doubled to £4.2 billion. The Group’s balance sheet remains strong and capital generation of approximately 190 basis points has enabled the Group to increase the ordinary dividend, pay a special dividend and fully cover the expected capital impact of the MBNA acquisition.

The gross bonus that results from underlying profit modifiers and Balanced Scorecard performance is £484.1 million. In reaching the final decision on the 2016 bonus outcome, the Committee considered the conduct-related provisions, including an additional provision for PPI in 2016. This led to a downward adjustment of 19 per cent resulting in a final bonus outcome for 2016 of £392.9 million. This is an increase of 11 per cent compared to 2015.

The Group’s bonus outcome is amongst the lowest of large UK banks and at 4.8 per cent of pre-bonus underlying profit, significantly lower than the Group’s funding limit of 10 per cent of pre bonus underlying profit.

A formulaic approach has been used to set the Executive Directors’ bonus awards, consistent with other colleagues across the Group. The Committee determined that bonus awards of between 77 per cent and 78 per cent of maximum should be made to Executive Directors. Each of these awards, as well as the proposed Group Ownership Share awards detailed in the report, reflect the Group’s strong underlying performance against both financial and Balanced Scorecard metrics.

The long-term incentive plan (LTIP) awards made in 2014 are proposed to vest at 55 per cent, reflecting performance in the period to 31 December 2016.

Overall, the total remuneration for the Executive Directors is down by around 35 per cent compared to 2015. Further details on the reward outcomes for Executive Directors are outlined in the annual report on remuneration.

The Group’s approach to deferral of total variable remuneration ensures that both the short-term and long-term elements are subject to deferral in a way that results in a slower release of variable remuneration than the minimum regulatory requirements. In line with the new PRA remuneration requirements for PRA Senior Managers, the Group Ownership Share element is deferred over seven years with pro rata vesting between the third and seventh year.

Across all colleagues, less than 3.5 per cent of annual bonus plan awards are above £25,000 and relate to high performing colleagues at senior levels. The first £2,000 of any bonus award continues to be paid in cash in March 2017, with the balance deferred in shares which are released periodically over subsequent months and years.

2017 EXECUTIVE DIRECTOR SALARIES

It was the Committee’s intent that Executive Director salary increases remain aligned with the 2 per cent budget for all colleagues. With that principle in mind, the Committee proposes to increase the base salaries of the Chief Financial Officer and the Chief Risk Officer by 2 per cent.

As disclosed in the 2015 Directors’ remuneration report, for the first time since 2011, a salary increase was applied in 2016 for the Group Chief Executive to begin to adjust his base salary to the previously disclosed Reference Salary of £1.22 million, which was set relative to the market when he joined in 2011, and for the adjustment to be staged over two years. As a result the second stage of the adjustment to £1.22 million is to be implemented with effect from January 2017, with 2 per cent of the increase delivered in cash and the remainder in shares.

2017 ANNUAL GENERAL MEETING

Approval for the Directors’ remuneration policy will be sought at the AGM on 11 May 2017; if approved, it will take effect from that date. I hope you will support the resolutions relating to remuneration.

COMPENSATION

SUMMARY OF THE REMUNERATION REVIEW

ENHANCING THE LINK BETWEEN REMUNERATION AND STRATEGY

As part of the review of the Group’s variable remuneration arrangements in 2016, the existing reward principles were simplified and updated to ensure they support the Group’s strategic priorities. The table below shows the link between strategic priorities, the reward principles and performance measures for the Group Ownership Share and Group Performance Share plans. Further detail can be found in the strategic report.

Strategic priori- ties	Reward principle	Long-term measures (Group Ownership Share plan)	Short-term measures (Group Performance Share plan), examples include:
Creating the best customer experience	CUSTOMER ALIGNMENT – Rewards action and behaviour which puts customers first – Builds a responsible business plan that helps Britain prosper – Supports the Culture Plan	– Net promoter score – FCA total reportable complaints per 1,000 accounts and Financial Ombudsman Service (FOS) uphold rate – Digital active customer base	– Helping Britain Prosper Plan – Best Bank for Customers index – Digital active customer base
Becoming simpler and more efficient	SIMPLE, AFFORDABLE AND MOTIVATING – Flexible and simple – Transparent and understood (by colleagues and other stakeholders) – Motivating awards which colleagues value	– Cost:income ratio – Economic profit	– Cost:income ratio
Delivering sustainable growth	SHAREHOLDER ALIGNMENT – Supports delivery of long-term, superior and sustainable returns – Promotes sound and effective risk management – Complies with regulations	– Absolute Total Shareholder Return	– Underlying profit before tax – Common equity tier 1 (CET1) ratio – PRA stress test
Building the best team

COMPETITIVE, PERFORMANCE-DRIVEN AND FAIR

– Drives successful change towards Bank of the Future

– Encourages working together as one team

– Delivers fair outcomes, based on performance, not personal characteristics

		– Employee engagement index	– Performance excellence index – Employee engagement index – Inclusion & Diversity

The Group’s remuneration arrangements support its purpose of helping Britain prosper and align to the Group’s aim of becoming the best bank for customers, whilst delivering long-term, superior and sustainable returns for shareholders.

The Group believes in offering fair reward. It fosters a performance-driven and meritocratic culture where colleagues share in the collective success of the Group and are rewarded for performance aligned to the long-term sustainable success of the business and the commitment to changing the culture of the Group.

The new variable remuneration arrangements have been designed to reinforce the simplified reward principles and maintain a separate short-term and long-term model. Remuneration remains weighted towards the long-term and the design closely aligns to the Group’s strategic priorities. There have not been any changes to the maximum potential under either plan.

The graphic below summarises the elements of the Executive Directors’ total remuneration package for 2017.

SIMPLIFYING THE APPROACH TO SHORT-TERM VARIABLE REMUNERATION: GROUP PERFORMANCE SHARE

The Group Performance Share plan provides Executive Directors and colleagues with a reward for delivery against the Group’s short-term financial and strategic priorities. The annual performance share outcome is based on a percentage of the Group’s underlying profit, adjusted by a strategic multiplier based on the Group’s Balanced Scorecard (BSC) metrics and risk matters. This approach replaces the more complex methodology used in recent years where the Group’s total bonus outcome was driven by the aggregate divisional and functional bonus outcomes and provides a clear line of sight for Executive Directors, colleagues and shareholders.

COMPENSATION

In order to ensure that the opportunity under the Group Performance Share plan is not increased when compared to the previous annual bonus plan, the Committee has included threshold and maximum payout levels. The maximum for 2017 is 20 per cent above the underlying profit target and a ‘Top’ rating against Balanced Scorecard objectives. This is consistent with prior years. The threshold is set at 20 per cent below the Group’s underlying profit target.

LONG-TERM VARIABLE REMUNERATION: GROUP OWNERSHIP SHARE

From 2017, the long-term incentive plan will be known as the Group Ownership Share plan to reinforce its link to the Group’s strategic priorities and provide greater shareholder alignment. The Group Ownership Share plan ensures Executive Directors and senior colleagues build an ownership interest in the Group and are motivated by delivering long-term superior and sustainable returns for shareholders. Vesting is subject to future three-year performance with a clear link between measures and key strategic priorities.

2017 DEFERRAL OF VARIABLE REMUNERATION

Under new PRA remuneration requirements, 60 per cent of variable remuneration awarded to PRA Senior Managers must be deferred for seven years with pro rata vesting between the third and seventh year. The Group’s approach ensures that both short-term and long-term variable remuneration is subject to deferral and is more onerous than the minimum PRA requirements, as over 60 per cent of variable remuneration awarded to Executive Directors is deferred under the Group Ownership Share plan and vests over a period of seven years from the date of grant.

Due to this more onerous approach under the Group Ownership Share plan, awards for Executive Directors under the Group Performance Share plan are deferred for two years as follows:

•	40 per cent will be released in the first year following award;

•	40 per cent will be released in the second year; and

•	the remaining 20 per cent will be released in the third year.

The graphic below illustrates how the Group’s deferral approach for Executive Directors (who are PRA Senior Managers for regulatory purposes) continues to be weighted to the long term, underpinning the strategic priority and reward principle of delivering sustainable growth. Any shares released are subject to a further holding period in line with regulatory requirements and market practice. In line with shareholder expectations, no Group Ownership Share awards are unconditionally released until at least five years after grant.

COMPENSATION

REMUNERATION AT A GLANCE

HOW LLOYDS BANKING GROUP PERFORMED

KEY PERFORMANCE MEASURES

The table below illustrates outcomes against the Group’s key performance measures relevant to remuneration.

The annual bonus outcome is driven by a combination of Group underlying profit and Balanced Scorecard performance. The long-term incentive plan measures Group performance over a three-year period, using a range of financial and strategic measures.

Measure	2016		2015
Underlying profit before tax	£7,867m		£8,112m	[1]
Group Balanced Scorecard	Strong plus		Strong
Economic profit	£3,377m		£2,233m
Total Shareholder Return (TSR)
Per annum for the three years ended 31 December	(5%	)	16.6%
Cost:income ratio	48.7%[2]		49.3%
Net promoter score	62.7		59.3
Digital active customer base	12.5m		11.5m
Employee engagement index	71		71

1	The underlying profit result used for remuneration purposes was £7,994 million (excluding TSB).

2	The adjusted cost:income ratio result used for remuneration purposes was 50.5 per cent.

ANNUAL BONUS PLAN OUTCOME

The Group has delivered strong financial performance in 2016 following further strategic progress. In reaching the decision on the 2016 bonus outcome, the Committee considered the conduct-related provisions, including an additional provision for PPI in 2016. This led to a downward adjustment of 19 per ent.

The total bonus award as a percentage of pre-bonus underlying profit before tax increased from 4.2 per cent in 2015 to 4.8 per cent in 2016. This compares favourably to shareholder return from dividend payments over the same period which increased to 26.3 per cent of underlying profit and remains significantly lower than the Group’s funding limit of 10 per cent of pre bonus underlying profit.

For Executive Directors, awards of between 77 per cent and 78 per cent of maximum opportunity were determined reflecting Group and individual performance.

LONG-TERM INCENTIVE PLAN OUTCOME

The Group has delivered a good financial performance over the performance period of the 2014 Long-Term Incentive Plan (LTIP) awards, continuing to transform the business for the benefit of its shareholders. Performance was measured over three financial years ended 31 December 2016. The performance conditions attached to these awards and actual performance are set out in the table below. At the end of the performance period, it has been assessed that awards will vest at 55 per cent of maximum. Executive Directors are required to retain any shares vesting for a further two years post vesting.

COMPENSATION

1	Adjusted total costs.

2	FCA reportable complaints per 1,000 for the period up to and including H1 2016 and formally closed FCA complaints per 1,000 accounts for the period from H2 2016. Both exclude PPI complaints, any complaints received via Claims Management Companies (CMC) and any complaints relating to TSB activity. With the introduction of the FCA guidance contained in PS15/19 applicable from 1 July 2016, the complaint classification and reporting for the original metric ceased on 30 June 2016. Accordingly, the Remuneration Committee has rebased the original 2014 metrics in line with the new FCA reporting regime. The Remuneration Committee considers the rebased targets equally stretching.

EXECUTIVE DIRECTOR REMUNERATION OUTCOMES

The charts below summarise the Executive Directors’ remuneration for the years ended 31 December 2015 and 2016.

1	2016 bonus, awarded in March 2017.

2	2014 LTIP vesting and dividend equivalents awarded in shares were confirmed by the Remuneration Committee at its meeting on 15 February 2017. The average share price between 1 October 2016 and 31 December 2016 (58.30 pence) has been used to calculate the value. The shares were awarded in 2014 based on a share price of 78.878 pence.

DIRECTORS’ FIXED REMUNERATION FOR 2017

BASE SALARY

2017 base salaries will be as follows:

Group Chief Executive: £1,220,000 (1 January 2017)

Chief Financial Officer: £764,070 (1 April 2017)

Chief Risk Officer: £753,458 (1 January 2017)

FIXED SHARE AWARD

The levels of award set for 2017 remain unchanged and are as follows:

Group Chief Executive: £900,000

Chief Financial Officer: £504,000

Chief Risk Officer: £497,000

COMPENSATION

DIRECTORS’ REMUNERATION POLICY

Approval for this remuneration policy will be sought at the AGM on 11 May 2017 and, if approved, will take effect from that date.

It is intended that approval of the remuneration policy will be sought at three-year intervals, unless amendments to the policy are required, in which case further shareholder approval will be sought. Information on how the Policy will be implemented in 2017 is included in the annual report on remuneration.

The Group’s policy continues to help ensure that the remuneration proposition is both cost effective and enables the Group to attract and retain executives of the highest calibre. The objective is to align individual reward with the Group’s performance, the interests of its shareholders and a prudent approach to risk management. In this way, the requirements of the major stakeholders are balanced: customers, shareholders, employees, and regulators.

The policy is based on principles which are applicable to all employees within the Group and, in particular, the principle that the reward package should support the delivery of the Group’s purpose of helping Britain prosper and the strategic aim of becoming the best bank for customers whilst delivering long-term superior and sustainable returns to shareholders. It fosters a performance-driven and meritocratic culture, encourages effective risk disciplines and is in line with relevant regulations and codes of best practice. There is no significant difference between the policy for Executive Directors and that for other senior employees. If a significant difference for any individual were proposed, this would be subject to approval by the Remuneration Committee (within regulatory requirements). The table below summarises how the policy applies across the Group.

			Group Executive	Other Material
		Executive Directors	Committee	Risk Takers	Other employees
Fixed	Base salary
Fixed share award[1]
Pension and benefits
Variable	Short-term incentive
	Long-term incentive			[1]	[1]

1	Eligibility based on seniority, grade and role.

CONSIDERATION OF SHAREHOLDERS’ AND EMPLOYEES’ VIEWS

The Group is committed to regular dialogue with stakeholders. In formulating the policy, the Remuneration Committee has consulted extensively with a number of shareholders and key stakeholders, such as the Group’s main regulators, the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA). The following topics were discussed:

–	Alignment of variable remuneration to Group strategic priorities

–	Structure of variable remuneration

–	Latest regulatory requirements

–	Latest shareholder guidelines

Formal consultation on the remuneration of Executive Directors is not undertaken with employees and no formal remuneration comparison measurements were used. However, surveys are undertaken semi-annually on employee engagement and discussion on the Group’s remuneration approach takes place with union representatives during the annual pay review cycle and on relevant employee reward matters, on which the Remuneration Committee receives and considers relevant feedback. In addition, the Remuneration Committee has reviewed equal pay analysis undertaken by an independent third party and will continue to monitor this on an ongoing basis.

Colleague opinion is also sought through regular engagement surveys. This includes questions relating to remuneration, the results of which in 2016 positioned colleague satisfaction with the Group’s reward arrangements, including the link to performance, above the high performing norm of UK companies.

REMUNERATION POLICY TABLE FOR EXECUTIVE DIRECTORS

BASE SALARY

Purpose and link to strategy	To support the recruitment and retention of Executive Directors of the calibre required to develop and deliver the Group’s strategic priorities. Base salary reflects the role of the individual, taking account of market competitiveness, responsibilities and experience, and pay in the Group as a whole.
Operation	Base salaries are typically reviewed annually with any increases normally taking effect from 1 January. When determining and reviewing base salary levels, the Committee takes into account base salary increases for employees throughout the Group and ensures that decisions are made within the following two parameters:
	–	An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective job-sizing methodologies.
	–	Pay for comparable roles in comparable publicly listed financial services groups of a similar size. Salary may be paid in sterling or other currency and at an exchange rate determined by the Committee.
Maximum potential	The Committee will make no increase which it believes is inconsistent with the two parameters above. Increases will normally be in line with the increase awarded to the overall employee population. However, a greater salary increase may be appropriate in certain circumstances, such as a new appointment made on a salary below a market competitive level, where phased increases are planned, or where there has been an increase in the responsibilities of an individual. Where increases are awarded in excess of the wider employee population, the Committee will provide an explanation in the relevant annual report on remuneration.
Performance measures	N/A
126

COMPENSATION

Changes	Previously, the Group Chief Executive (GCE) had a reference salary of £1.22 million which was used to calculate certain elements of long-term remuneration and the pension allowance. Due to the GCE’s base salary being increased to his reference salary (effective from 1 January 2017), the concept of reference salary is being removed. Elements of long-term remuneration and the pension allowance which were previously calculated with regard to reference salary will be calculated with regard to the GCE’s base salary.
FIXED SHARE AWARD
Purpose and link to strategy	To ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for Executive Directors with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements.
Operation	The fixed share award will initially be delivered entirely in Lloyds Banking Group shares, released over five years with 20 per cent being released each year following the year of award. The Committee can, however, decide to deliver some or all of it in the form of cash.
Maximum potential	The maximum award is 100 per cent of base salary.
Performance measures	N/A
Changes	No change to policy
PENSION
Purpose and link to strategy	To provide cost effective and market competitive retirement benefits, supporting Executive Directors in building long-term retirement savings.
Operation	Executive Directors are entitled to participate in the Group’s defined contribution scheme with company contributions set as a percentage of salary.
An individual may elect to receive some or all of their pension allowance as cash in lieu of pension contribution.
Maximum potential	The maximum allowance for the GCE is 50 per cent of base salary less any flexible benefits allowance.
The maximum allowance for other Executive Directors is 25 per cent of base salary.
Performance measures	N/A
Changes	No change to policy for existing Executive Directors. All future appointments as Executive Directors will attract a maximum allowance of 25 per cent of base salary.
BENEFITS
Purpose and link to strategy	To provide flexible benefits as part of a competitive remuneration package.
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

When determining and reviewing the level of benefits provided, the Committee ensures that decisions are made within the following two parameters:

	–	An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective job-sizing methodologies.
	–	Benefits for comparable roles in comparable publicly listed financial services groups of a similar size.
Maximum potential	The Committee will make only increases in the benefits currently provided which it believes are consistent with the two parameters above. Executive Directors receive a flexible benefits allowance, in line with all other employees. The flexible benefits allowance does not currently exceed 4 per cent of base salary.
Performance measures	N/A
Changes	No change to policy
ALL-EMPLOYEE PLANS
Purpose and link to strategy	Executive Directors are eligible to participate in HMRC-approved share plans which promote share ownership by giving employees an opportunity to invest in Group shares.
Operation	Executive Directors may participate in these plans in line with HMRC guidelines currently prevailing (where relevant), on the same basis as other eligible employees.
Maximum potential	Participation levels may be increased up to HMRC limits as amended from time to time. The monthly savings limits for Save As You Earn (SAYE) is currently £500. The maximum value of shares that may be purchased under the Share Incentive Plan (SIP) in any year is currently £1,800 with a two-for-one match. Currently a three-for-two match is operated up to a maximum employee investment of £30 per month.
The maximum value of free shares that may be awarded in any year is £3,600.
Performance measures	N/A
Changes	No change to policy
127

COMPENSATION

GROUP PERFORMANCE SHARE PLAN
Purpose and link to strategy	To incentivise and reward the achievement of the Group’s annual financial and strategic targets whilst supporting the delivery of long-term superior and sustainable returns
Operation	Measures and targets are set annually and awards are determined by the Committee after the year end based on performance against the targets set. The Group Performance Share may be delivered partly in cash, shares, notes or other debt instruments including contingent convertible bonds. Where all or part of any award is deferred, the Committee may adjust these deferred awards in the event of any variation of share capital, demerger, special dividend or distribution or amend the terms of the plan in accordance with the plan rules.
Where an award or a deferred award is in shares or other share-linked instrument, the number of shares to be awarded may be calculated using a fair value or based on discount to market value, as appropriate.
The Committee applies its judgement to determine the payout level commensurate with business and/or individual performance. The Committee may reduce the level of award (including to zero), apply additional conditions to the vesting, or delay the vesting of deferred awards to a specified date or until conditions set by the Committee are satisfied, where it considers it appropriate as a result of an event occurring before vesting. Awards may be subject to malus and clawback for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation.
Maximum potential	The maximum Group Performance Share opportunities are 140 per cent of base salary for the GCE and 100 per cent of base salary for other Executive Directors.
Performance measures	Measures and targets are set annually by the Committee in line with the Group’s strategic business plan and further details are set out in the annual report on remuneration for the relevant year.
Measures consist of both financial and non-financial measures and the weighting of these measures will be determined annually by the Committee. The weightings of the performance measures for the 2017 financial year are set out on page 136. All assessments of performance are ultimately subject to the Committee’s judgement, but no award will be made if threshold performance (as determined by the Committee) is not met for financial measures or the individual is rated ‘Developing performer’ or below. The expected value of the Group Performance Share is 30 per cent of maximum opportunity.
The Committee is committed to providing transparency in its decision making in respect of Group Performance Share awards and will disclose historic measures and target information together with information relating to how the Group has performed against those targets in the annual report on remuneration for the relevant year except to the extent that this information is deemed to be commercially sensitive, in which case it will be disclosed once it is deemed not to be sensitive.
Changes	Due to regulatory changes, Executive Directors can no longer receive dividend equivalents on deferred shares. The number of shares to be awarded may be calculated using a fair or discounted value. If regulatory requirements change, dividend equivalents may be paid. There are no changes to maximum opportunity.
GROUP OWNERSHIP SHARE PLAN
Purpose and link to strategy	To incentivise and reward Executive Directors and senior management to deliver against strategic objectives designed to support the long-term success of the Group and encourage working as a team. It ensures executives build an ownership interest in the Group and are motivated by delivering long-term superior and sustainable returns for shareholders.
Operation	Awards are granted under the rules of the 2016 Long-Term Incentive Plan approved at the AGM on 12 May 2016. Awards are made in the form of conditional shares or nil cost options. Award levels are set at the time of grant, in compliance with regulatory requirements, and may be subject to a discount in determining total variable remuneration under the rules set by the European Banking Authority.
The number of shares to be awarded may be calculated using a fair value or based on a discount to market value, as appropriate.
Vesting will be subject to the achievement of performance conditions measured over a period of three years, or such longer period, as determined by the Committee.
The Committee retains full discretion to amend the payout levels should the award not reflect business and/or individual performance. The Committee may reduce (including to zero) the level of the award, apply additional conditions to the vesting, or delay the vesting of awards to a specified date or until conditions set by the Committee are satisfied, where it considers it appropriate as a result of an event occurring before vesting. Awards may be subject to malus and clawback for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation.
Maximum potential	The maximum annual award for Executive Directors will normally be 300 per cent of salary. Under the plan rules, awards can be made up to 400 per cent of salary in exceptional circumstances.
128

COMPENSATION

Performance measures	Measures and targets are set by the Committee annually and are set out in the annual report on remuneration each year. At least 60 per cent of awards are weighted towards typical market (e.g. Total Shareholder Return) and/or financial measures (e.g. economic profit), with the balance on strategic measures.
25 per cent will vest for threshold performance, 50 per cent for on-target performance and 100 per cent for maximum performance.
The measures are chosen to support the best bank for customers strategy and to align management and shareholder interests. Targets are set by the Committee to be stretching within the context of the strategic business plan. Measures are selected to balance profitability, achievement of strategic goals and to ensure the incentive does not encourage inappropriate risk-taking.
Following the end of the relevant performance period, the Committee will disclose in the annual report on remuneration for the relevant year historic measure and target information, together with how the Group has performed against those targets, unless this information is deemed to be commercially sensitive, in which case it will be disclosed once it is deemed not to be sensitive.
Changes	Due to regulatory changes, Executive Directors can no longer receive dividend equivalents on deferred shares. The number of shares to be awarded may be calculated using a fair or discounted value. If regulatory requirements change, dividend equivalents may be paid. There are no changes to maximum opportunity.
DEFERRAL OF VARIABLE REMUNERATION AND HOLDING PERIODS
Operation	The Group Performance Share and Group Ownership Share plans are both considered variable remuneration for the purpose of regulatory payment and deferral requirements. The payment of variable remuneration and deferral levels are determined at the time of award and in compliance with regulatory requirements (which currently require that at least 60 per cent of total variable remuneration is deferred for seven years with pro rata vesting between the third and seventh year, and at least 50 per cent of total variable remuneration is paid in shares or other equity linked instruments subject to a holding period in line with current regulatory requirements).
A proportion of the aggregate variable remuneration may vest immediately on award. The remaining proportion of the variable remuneration is then deferred in line with regulatory requirements.
Changes	The deferral period has been extended to comply with new regulatory requirements.

Further information on which performance measures were chosen and how performance targets are set are disclosed in the relevant sections throughout the report.

DISCRETION IN RELATION TO GROUP PERFORMANCE SHARE AND GROUP OWNERSHIP SHARE PLANS

The Committee retains discretion with regards to these plans. This relates to:

–	the timing, size and type of awards and holding periods, subject to policy maxima;

–	adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events and special dividends);

–	where qualitative performance measures are used and performance against those measures is not commensurate with the Group’s overall financial performance over the performance period;

–	adjustment of targets and measures if events occur which cause it to determine that the conditions are no longer appropriate. The Committee also retains the right to change performance targets and measures and the weighting of measures, including following feedback from regulators, shareholders and/or other stakeholders; and

–	amending the plan rules in accordance with their terms.

The exercise of the Committee’s discretion will be disclosed in accordance with regulatory requirements.

LEGACY AWARDS AND RESTRICTIONS ON PAYMENTS

The Committee reserves the right to make any remuneration payments/awards and any payments/awards for loss of office, notwithstanding that they are not in line with the policy set out above where the terms of the payment/award were agreed (i) before the Directors’ remuneration policy approved by shareholders on 15 May 2014 (the ’2014 policy’) came into effect; (ii) pursuant to the 2014 policy; or (iii) at a time when the relevant individual was not a Director of the Group and, in the opinion of the Committee, the payment/award was not in consideration for the individual becoming a Director of the Group. Such payments/awards will have been set out in the annual report on remuneration for the relevant year. They include awards and payments made under previous approved remuneration policy and payments in relation to deferred bonus awards and long-term incentive awards granted in 2012 and 2013.

ILLUSTRATION OF APPLICATION OF REMUNERATION POLICY

The charts below illustrate possible remuneration outcomes under the following three scenarios:

1.	The maximum that may be paid, assuming full Group Performance Share payout and full vesting under the Group Ownership Share plan.

2.	The expected value of remuneration for performance midway between threshold and maximum, assuming 30 per cent of maximum Group Performance Share opportunity and 50 per cent vesting under the Group Ownership Share plan.

3.	The minimum that may be paid, where only the fixed element is paid (salary, benefits, pension and the fixed share award).
129

COMPENSATION

No share price growth has been assumed. The amounts are based on salaries as at 1 January 2017 (GCE and CRO) and 1 April 2017 (CFO) and implementation of the policy in 2017 as set out in the annual report on remuneration.

António Horta-Osório

Value of package (£000)

George Culmer

Value of package (£000)

Juan Colombás

Value of package (£000)

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

The Committee may make awards on hiring an external candidate to ‘buy-out’ remuneration arrangements forfeited on leaving a previous employer. In doing so the Committee will take account of relevant factors including any performance conditions attached to these awards, the form in which they were granted (e.g. cash or shares), the currency of the awards, and the timeframe of awards. Any such award made will be made in accordance with the PRA’s Rulebook and made on a comparable basis to those forfeited and subject to malus and clawback at the request of the previous employer as required by the PRA rules.

The package will normally be aligned with the remuneration policy as described in the policy report. However, the Committee retains the discretion to make appropriate remuneration decisions outside the standard policy to facilitate the recruitment of an individual of the calibre required and in exceptional cases.

This may, for example, include the following circumstances:

–	An interim recruit, appointed to fill an Executive Director role on a short-term basis.

–	Exceptional circumstances requiring the Chairman to take on an executive function on a short-term basis.

–	An Executive Director recruited at a time in the year when it would be inappropriate to provide a Group Performance Share or Group Ownership Share award for that year, for example, where there may be insufficient time to assess performance. In this situation the Committee may feel it appropriate to transfer the quantum in respect of the months employed during the year to the subsequent year so that reward is provided on a fair basis.

–	An Executive Director recruited from a business or location where benefits are provided that do not fall into the definition of ‘variable remuneration forfeited’ but where the Committee considers it reasonable to buy-out these benefits.

–	Transitional arrangements for overseas hires, which might include relocation expenses and accommodation.

The maximum level of variable remuneration (excluding buy-out awards) that may be awarded to new Executive Directors is equal to 200 per cent of fixed remuneration, including any discount permitted by the European Banking Authority for Group Ownership Share awards. In making any such remuneration decisions, the Committee will apply any appropriate performance measures in line with those applied to other Executive Directors.

A full explanation will be provided of any buy-out award or discretionary payment.

130

COMPENSATION

SERVICE AGREEMENTS

The service contracts of all current Executive Directors are terminable on 12 months’ notice from the Group and six months’ notice from the individual. The Chairman also has a letter of appointment. His engagement may be terminated on six months’ notice by either the Group or him.

	Notice to be given by the Group	Date of service agreement
Lord Blackwell	6 months	31 March 2014
António Horta-Osório	12 months	3 November 2010
George Culmer	12 months	1 March 2012
Juan Colombás	12 months	30 November 2010

Under his contract (dated 3 November 2010), António Horta-Osório (GCE) is entitled to an amount equivalent to base salary and pension allowance as a payment in lieu of notice if notice to terminate is given by the Group. If notice to terminate is given by the GCE, he is entitled to an amount equivalent to base salary if the Group chooses to make a payment in lieu of notice. Such payments in lieu will be made in monthly instalments subject to mitigation. He is also entitled to six months’ notice from the Group in the event of his long-term incapacity. As part of a buy-out of a pension forfeited on joining from Santander, the GCE is also entitled to the provision of a conditional unfunded pension commitment, subject to performance conditions as described further in the annual report on remuneration. In the event of long-term incapacity, if the GCE does not perform his duties for a period of at least 26 weeks (in aggregate over a 12 month period), the Group shall be entitled to terminate his employment by giving six months’ notice. In all other respects, the terms of the GCE’s contract in relation to payments for loss of office match those set out below for new directors.

Under terms agreed when joining the Group, Juan Colombás is entitled to a conditional lump sum benefit, payable either (i) on reaching normal retirement age unless he voluntarily resigns or is dismissed for cause, or (ii) on leaving due to long-term sickness or death, as described further in the annual report on remuneration.

The service contracts and letters of appointment are available for inspection at the Company’s registered office.

NOTICE PERIODS

Newly-appointed Executive Directors will be employed on contracts that include the following provisions:

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
131

COMPENSATION

TERMINATION PAYMENTS

It is the Group’s policy that where compensation on termination is due, it should be paid on a phased basis, mitigated in the event that alternative employment is secured. Where it is appropriate to make a bonus payment (now known as Group Performance Share) to the individual, this should relate to the period of actual service, rather than the full notice period. Any Group Performance Share payment will be determined on the basis of performance as for all continuing employees and will remain subject to performance adjustment (malus and clawback) and deferral. Generally, on termination of employment, Group Performance Share awards, long-term incentive awards (now known as Group Ownership Share) and other rights to payments will lapse except where termination falls within one of the reasons set out below. In the event of redundancy, the individual may receive a payment in line with statutory entitlements at that time. If an Executive Director is dismissed for gross misconduct, the Executive Director will receive normal contractual entitlements until the date of termination and all deferred Group Performance Share and Group Ownership Share awards will lapse.

	Base salary	Fixed share award	Pension, benefits and other fixed remuneration
Resignation	In the case of resignation to take up new employment, paid until date of termination (including any period of leave required by the Group). In the case of resignation for other reasons, base salary will be paid in monthly instalments for the notice period (or any balance of it), offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
Redundancy or termination by mutual agreement	Paid until date of termination (including any period of leave required by the Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination unless, in the case of mutual agreement, the Committee determines that exceptional circumstances apply in which case shares may be released on termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
Retirement/ill health, injury, permanent disability/death	Paid until date of retirement/death. For ill health, injury or permanent disability which results in the loss of employment, paid for the applicable notice period (including any period of leave required by the Group).	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination except for (i) death where shares are released on the date of termination; or (ii) in the case of permanent disability the Committee determines that exceptional circumstances apply in which case shares may be released on the date of termination.	Paid until date of death/ retirement (subject to individual benefit scheme rules). For ill health, injury, permanent disability, paid for the notice period including any period of leave required by the Group (subject to individual benefit scheme rules).
Change of control or merger	N/A	Awards will be payable on the date of the Change of Control and the number of shares subject to the award will be reduced to reflect the shorter accrual period. The Committee may decide that vested awards will be exchanged for (and future awards made over) shares in the acquiring company or other relevant company.	N/A

Other reason where the Committee determines that the executive should be treated as a good leaver	Paid until date of termination (including any period of leave required by the Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
132

COMPENSATION

	Annual bonus (now known as Group Performance Share)[1]	Long-term incentive (now known as Group Ownership Share)[2]	Chairman and Non-Executive Director fees[3]
Resignation	Unvested deferred Group Performance Share awards are forfeited and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier) unless the Committee determines otherwise in exceptional circumstances.	Awards lapse on date of leaving (or on notice of leaving) unless the Committee determines otherwise in exceptional circumstances that they will vest on the original vesting date (or exceptionally on the date of leaving). Where award is to vest it will be subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.
Redundancy or termination by mutual agreement	For cases of redundancy, unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback. For termination by mutual agreement, the same approach as for resignation would apply.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.
Retirement/ill health, injury, permanent disability	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.
Death	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination. Deferred Group Performance Share awards vest on death in cash, unless the Committee determines otherwise.	Awards vest on death subject to the performance conditions and time pro-rating (for months worked in performance period unless determined otherwise). Malus and clawback will apply.	Paid until date of leaving Board.
Change of control or merger[2]	In-year Group Performance Share accrued up until date of change of control or merger (current year). Where there is a Corporate Event, deferred Group Performance Share awards vest to the extent and timing determined by the Committee in its absolute discretion.	Awards vest on date of event. Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period unless determined otherwise). Malus and clawback will normally apply. Instead of vesting, awards may be exchanged for equivalent awards over the shares of the acquiring company or another company.	Paid until date of leaving Board.

Other reason where the Committee determines that the executive should be treated as a good leaver	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Deferred Group Performance Share awards vest in line with normal timeframes and are subject to malus and clawback. The Committee may allow awards to vest early if it considers it appropriate.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.

1	If any Group Performance Share is to be paid to the Executive Director for the current year, this will be determined on the basis of performance for the period of actual service, rather than the full notice period (and so excluding any period of leave required by the Group).

2	Reference to change of control or merger includes a compromise or arrangement under section 899 of the Companies Act 2006 or equivalent. Fixed share awards may also be released/exchanged in the event of a resolution for the voluntary winding up of the Company; a demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Committee, might affect the current or future value of any award; or a reverse takeover, merger by way of a dual listed company or other significant corporate event, as determined by the Committee. In the event of a demerger, special dividend or other transaction which would in the Committee’s opinion affect the value of awards, the Committee may allow a long-term incentive award to vest to the extent relevant performance conditions are met to that date and if the Committee so determined, on a time pro-rated basis (unless determined otherwise) to reflect the number of months of the performance period worked.

3	The Chairman is entitled to six months’ notice.
133

COMPENSATION

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

REMUNERATION POLICY TABLE FOR CHAIRMAN AND NON-EXECUTIVE DIRECTORS

The table below sets out the remuneration policy for Non-Executive Directors (NEDs).

CHAIRMAN AND NON-EXECUTIVE DIRECTOR FEES

Purpose and link to strategy	To provide an appropriate reward to attract and retain a high-calibre individual with the relevant skills, knowledge and experience.
Operation	The Committee is responsible for evaluating and making recommendations to the Board with regards to the Chairman’s fees. The Chairman does not participate in these discussions.
The GCE and the Chairman are responsible for evaluating and making recommendations to the Board in relation to the fees of the NEDs.
When determining and reviewing fee and benefit levels, the Committee ensures that decisions are made within the following parameters:
	–	The individual’s skills and experience.
	–	An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective sizing methodologies.
	–	Fees and benefits for comparable roles in comparable publicly listed financial services groups of a similar size.
The Chairman receives an all-inclusive fee, which is reviewed periodically plus benefits including life insurance, car allowance, medical insurance and transportation. The Committee retains the right to provide additional benefits depending on individual circumstances.
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
NEDs are reimbursed for expenses incurred in the course of their duties, such as travel and accommodation expenses, on a grossed-up basis (where applicable).
Maximum potential	The Committee will make no increase in fees or benefits currently provided which it believes is inconsistent with the parameters above.
Performance metrics	N/A
Changes	No change to policy.

LETTERS OF APPOINTMENT

The Non-Executive Directors all have letters of appointment and are appointed for an initial term of three years after which their appointment may continue subject to an annual review. Non-Executive Directors may have their appointment terminated, in accordance with statute and the articles of association, at any time with immediate effect and without compensation.

DATE OF LETTER OF APPOINTMENT

Alan Dickinson	26 June 2014	Deborah McWhinney	26 November 2015
Anita Frew	17 November 2010	Nick Prettejohn	1 April 2014
Simon Henry	1 May 2014	Stuart Sinclair	26 November 2015
Dyfrig John	28 October 2013	Anthony Watson	23 February 2009
Nick Luff	25 February 2013	Sara Weller	31 January 2012

All Directors are subject to annual re-election by shareholders.

The service contracts and letters of appointments are available for inspection at the Company’s registered office.

134

COMPENSATION

ANNUAL REPORT ON REMUNERATION

IMPLEMENTATION OF THE POLICY IN 2017

It is proposed to operate the policy in the following way in 2017:

BASE SALARY

The Group has applied a 2 per cent overall salary budget increase for the general population differentiated by performance and market position (with increases of around 4 per cent for strongly performing colleagues). Salary increases of 2 per cent are proposed for the Chief Financial Officer (CFO) and the Chief Risk Officer (CRO).

As announced last year, for the first time since 2011 a salary increase was applied in 2016 for the Group Chief Executive to begin to adjust his base salary to the previously disclosed reference salary of £1,220,000 which was set relative to the market when he joined in 2011. After discussing the proposed increase with shareholders, the Remuneration Committee decided to stage the adjustment over two years, with an initial increase to £1,125,000 effective from 1 January 2016 and the second stage increase to £1,220,000 due to be implemented with effect from 1 January 2017. The form of the increase will follow that for 2016, with 2 per cent delivered in cash (in line with other colleagues) and the remainder in shares, held until the government has sold its shareholding in the Group.

Salaries will therefore be as follows, effective dates shown below:

GCE: £1,220,000 (1 January 2017)
CFO: £764,070 (1 April 2017)
CRO: £753,458 (1 January 2017)

Due to the GCE’s base salary being increased in line with his reference salary (effective from 1 January 2017), the concept of a separate reference salary will be removed. Reference salary will therefore no longer be used when calculating certain elements of long-term remuneration and the pension allowance. Instead, these elements will be calculated with reference to the GCE’s base salary.

FIXED SHARE AWARD

The levels of the 2017 award are unchanged from 2016 and are as follows:

GCE: £900,000

CFO: £504,000

CRO: £497,000

Shares will be released in equal tranches over a five year period.

PENSION

Executive Directors are entitled to a pension allowance which they may choose to take as cash in lieu of pension contributions.

The level of allowances has not been increased for 2017.

GCE: 50 per cent of base salary less flexible benefits allowance

CFO: 25 per cent of base salary

CRO: 25 per cent of base salary

BENEFITS

For 2017, the benefits provided to Executive Directors include a car allowance, transportation, private medical insurance, life assurance and other benefits selected through the flexible benefits allowance which is currently capped at 4 per cent of base salary (unchanged from 2016).

ALL-EMPLOYEE PLANS

Executive Directors are eligible to participate in the Group’s Sharesave and Sharematch plans on the same basis as other employees.

GROUP PERFORMANCE SHARE PLAN

Opportunity	The maximum Group Performance Share opportunity is 140 per cent of base salary for the GCE and 100 per cent of base salary for other Executive Directors (unchanged from 2016). All assessments of performance are ultimately subject to the Committee’s judgement, but no award will be made if threshold performance for the financial measure is not met and/or the individual is rated ‘Developing performer’ or below. The threshold is set at 20 per cent below the Group’s underlying profit target.
Deferral	For the 2017 performance year, the Group Performance Share opportunity will be awarded in a combination of cash (up to 50 per cent) and shares. 40 per cent will be released in the first year following award, 40 per cent will be released in the second year and the remaining 20 per cent will be released in the third year. Any shares released are subject to a further holding period in line with regulatory requirements and market practice.
135

COMPENSATION

Performance measures and targets	For 2017, the Group Performance Share will be based on a percentage of the Group’s underlying profit, adjusted by a strategic multiplier of up to 130 per cent based on the Group’s Balanced Scorecard (BSC) metrics and risk matters.

In 2017, at least 75 per cent of performance is weighted towards a financial measure.

Individual awards are adjusted to reflect a balanced scorecard approach with clearly identified performance metrics used to assess Group performance in key areas. Stretching objectives for each division and function are approved around the start of the performance year. The objectives are aligned to the Group’s strategy and split across five categories: Customer, People, Control environment, Building the business and Finance.

Each measure in the Group and divisional/functional BSC is assigned targets aligned to a five-point rating scale. BSC ratings are based on a scale ranging from ‘Under’ (at the lowest level), through ‘Developing’, ‘Good’, ‘Strong’ and up to ‘Top’, which is the highest rating. Each of these ratings may be further differentiated by the addition of ‘minus’ or ‘plus’.

The Committee considers the targets that apply to these measures to be commercially sensitive but will provide information on the level of payout relative to the performance achieved in next year’s annual report on remuneration.

The Committee applies its judgement to determine the payout level commensurate with Group, business and/or individual performance.

Performance adjustment is determined by the Remuneration Committee and/or Board Risk Committee and may result in a reduction of up to 100 per cent of the bonus opportunity for the relevant period. It can be applied on a collective or individual basis. When considering collective adjustment, the Senior Independent Performance Adjustment and Conduct Committee (SIPACC) submits a report to the Remuneration Committee and Board Risk Committee regarding any adjustments required to BSCs or the overall bonus outcome to reflect in-year or prior year risk matters.

The application of malus will generally be considered when:

– there is reasonable evidence of employee misbehaviour or material error or that they participated in conduct which resulted in losses for the Group or failed to meet appropriate standards of fitness and propriety;

– there is material failure of risk management at a Group, business area, division and/or business unit level;

– the Committee determines that the financial results for a given year do not support the level of variable remuneration awarded; and/or

– any other circumstances where the Committee consider adjustments should be made.

Judgement on individual performance adjustment is informed by taking into account the severity of the issue, the individual’s proximity to the issue and the individual’s behaviour in relation to the issue. Individual adjustment may be applied through adjustments to BSC assessments and/or through reducing the bonus outcome.

Awards are subject to clawback for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation.

The application of clawback will generally be considered when:

– there is reasonable evidence of employee misbehaviour or material error; or

– there is material failure of risk management at a Group, business area, division and/or business unit level.

GROUP OWNERSHIP SHARE PLAN
Opportunity	The maximum Group Ownership Share award for Executive Directors is 300 per cent of salary (unchanged from 2016). Awards in 2017 are being made as follows:

GCE: 300 per cent of reference salary

CFO: 275 per cent of base salary

CRO: 275 per cent of base salary
Performance measures and targets	2017 awards will be subject to a three-year performance period with vesting between the third and seventh anniversary of award, on a pro-rata basis. Any shares released are subject to a further holding period in line with regulatory requirements and market practice.

During 2016 and early 2017, the Committee consulted widely with shareholders on appropriate performance measures, particularly the link between performance measures and the Group’s strategic priorities.

The awards made in 2017 will vest based on the Group’s performance against the following key financial and strategic measures:

	– Absolute Total Shareholder Return (30 per cent)	– Economic profit (25 per cent)

	– Cost:income ratio (10 per cent)	– Strategic measures (35 per cent))

The following table provides a breakdown of these measures and the targets applicable.

The Committee believes that these measures appropriately capture risk management and long-term sustainable growth, aligning management and shareholder interests. Each of the measures aligns to the reward principles and, through that, the Group’s strategic priorities.

Awards are subject to malus and clawback for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation. The Committee may consider the application of malus and clawback as outlined in the Group Performance Share plan section above.
136

COMPENSATION

Strategic priorities	Measure	Basis of payout range	Metric	Weighting
Creating the best customer experience	FCA total reportable complaints per 1,000 accounts[1] and	Set relative to 2019 targets	See note 1 below	10%

	Financial Ombudsman Service (FOS) uphold rate (excl PPI)	Average rates over 2019	Threshold: =<29% Maximum: =<25%
	Net promoter score	Major Group average ranking over 2019	Threshold: 3rd Maximum: 1st	10%
	Digital active customer base	Set relative to 2019 targets	Threshold: 14.3m Maximum: 14.9m	7.5%
Becoming simpler and more efficient	Economic profit[2]	Set relative to 2019 targets	Threshold: £3,074m Maximum: £3,769m	25%
	Cost:income ratio	Set relative to 2019 targets	Threshold: 47.2% Maximum: 45.7%	10%
Delivering sustainable growth	Absolute Total Shareholder Return (TSR)	Growth in share price including dividends over three-year period	Threshold: 8% Maximum: 16%	30%
Building the best team	Employee engagement index	Set relative to 2019 targets	Threshold: 67% Maximum: 73%	7.5%

1	The FCA changed the approach to complaint classification and reporting from 30 June 2016. Updated complaint data is not yet available on the new basis, but will be available by the end of the first quarter at which point, or shortly thereafter, the metric will be disclosed.

2	A measure of profit taking into account Expected Losses, tax and a charge for equity utilisation.

CHAIRMAN AND NON-EXECUTIVE DIRECTOR FEES IN 2017

The annual fee for the Chairman was increased by 2 per cent to £728,280, in line with the overall salary budget for the general colleague population.

The annual Non-Executive Director fees were reviewed and as result of this review some of the fees were increased, as follows, to reflect market practice in financial services groups of a similar size. These changes took effect from 1 January 2017.

	2017	2016
Basic Non-Executive Director fee	£76,500	£75,000
Deputy Chairman	£100,000	£100,000
Senior Independent Director	£60,000	£60,000
Audit Committee Chairmanship	£70,000	£60,000
Remuneration Committee Chairmanship	£70,000	£60,000
Board Risk Committee Chairmanship	£70,000	£60,000
Responsible Business Committee Chairmanship	£40,000	£40,000[4]
Audit Committee membership	£32,000	£30,000
Remuneration Committee membership	£32,000	£30,000
Board Risk Committee membership	£32,000	£30,000
Responsible Business Committee members	£15,000[1]	£10,000[1]
Nomination and Governance Committee membership	£15,000[2]	£5,000[3]

1	New members only.

2	Including payments to Chairmen of other Committees who are members.

3	Where individual was not Chairman of another Committee.

4	During 2016, the fee for Chairmanship of the Responsible Business Committee increased from £30,000 to £40,000.

Non-Executive Directors may receive more than one of the above fees.

137

COMPENSATION

REMUNERATION OUTCOME FOR 2016

EXECUTIVE DIRECTORS (AUDITED)

The following table summarises the total remuneration delivered during 2016 in relation to service as an Executive Director.

	António Horta-Osório[1]		George Culmer		Juan Colombás		Totals
£000	2016	2015	2016	2015	2016	2015	2016	2015
Base salary	1,125	1,061	745	731	739	724	2,609	2,516
Fixed share award	900	900	504	504	497	497	1,901	1,901
Benefits	143	140	42	41	70	73	255	254
Other remuneration[2]	1	2	1	2	1	2	3	6
Annual bonus	1,220	850	574	462	578	455	2,372	1,767
Long-term incentive[3]	1,584	5,183	857	2,804	763	2,496	3,204	10,483
Pension allowance[4]	568	568	186	182	185	181	939	931
Total remuneration	5,541	8,704	2,909	4,726	2,833	4,428	11,283	17,858
Less: performance adjustment[5]	–	(234)	–	(65)	–	(3)	–	(302)
Total remuneration less performance adjustment	5,541	8,470	2,909	4,661	2,833	4,425	11,283	17,556

1	2016 base salary increase: 6 per cent (2 per cent in cash and the remainder in shares, held until the government has sold its shareholding in the Group).

2	Other remuneration payments comprise income from all employee share plans, which arises through employer matching or discounting of employee purchases.

3	The LTIP vesting and dividend equivalents awarded in shares were confirmed by the Remuneration Committee at its meeting on 15 February 2017. The average share price between 1 October 2016 and 31 December 2016 (58.30 pence) has been used to indicate the value. The shares were awarded in 2014 based on a share price of 78.878 pence. LTIP and dividend equivalent figures for 2015 have been adjusted for the share price on the date of vesting (72.75 pence).

4	Following changes to the amount of tax relief available on pension contributions in each year, Executive Directors may elect to receive some or all of their allowances as cash. The breakdown of payments made in cash and contributions into the pension scheme are shown below.

5	In June 2015, the Group reached a settlement with the Financial Conduct Authority (FCA) with regard to aspects of its Payment Protection Insurance (PPI) complaint handling process during the period March 2012 to May 2013. As a result, the Committee decided to make performance adjustments in respect of bonuses awarded in 2012 and 2013 to the Group Executive Committee and some other senior executives given their ultimate oversight of the PPI operations. The number of shares adjusted was 409,039 for the Group Chief Executive (GCE), 109,464 for the Chief Financial Officer (CFO) and 376,055 for the Chief Risk Officer (CRO) (pro-rated in the above table to reflect his appointment to Executive Director on 29 November 2013). The share price used for the valuation was the market price for a share in the Group at the award dates, 49.29 pence and 78.878 pence, respectively.

PENSION AND BENEFITS (AUDITED)

	António	George	Juan
Pension/Benefit £	Horta-Osório	Culmer	Colombás
Employer contribution to pension scheme	9,542	4,492	12,068
Cash allowance in lieu of pension contribution	558,018	181,862	172,711
Car or car allowance	12,000	12,183	12,000
Flexible benefits payments	42,440	29,376	28,968
Private medical insurance	30,950	760	14,068
Tax preparation	24,000	–	11,940
Transportation	33,760	–	2,900

DEFINED BENEFIT PENSION ARRANGEMENTS (AUDITED)

The GCE has a conditional unfunded pension commitment, subject to share price performance. This was a partial buy-out of a pension forfeited on joining from Santander Group. It is an Employer-Financed Retirement Benefits Scheme (EFRBS). The EFRBS provides benefits on a defined benefit basis at a normal retirement age of 65. The EFRBS applies for a maximum of six years following the commencement of employment and the maximum allowance over that period is 26.5 per cent of the higher of the GCE’s base salary or reference salary in the 12 months before retirement or leaving, subject to performance conditions. No additional benefit is due in the event of early retirement. The rate of pension accrual in each year depends on share price conditions being met. Accrual at 31 December 2016 is a pension of 6 per cent of the reference salary or £73,200. No new pension entitlement was accrued in 2016.

There are no other Executive Directors with defined benefit pension entitlements.

Under terms agreed when joining the Group, the CRO is entitled to a conditional lump sum benefit of £718,996 either (i) on reaching normal retirement age unless the CRO voluntarily resigns or is dismissed for cause, or (ii) on leaving due to long-term sickness or death.

2014 LTIP VESTING (AUDITED)

			Number	Indicative	Indicative	Indicative
	Number		of shares	share price	value of award	dividend	Indicative
	of shares awarded	Vesting %[1]	vesting	at vesting	at vesting	equivalent	total value
António Horta-Osório	4,640,077	55%	2,552,042	58.30 pence	£1,487,840	£95,940	£1,583,780
George Culmer	2,510,205	55%	1,380,612	58.30 pence	£804,897	£51,902	£856,799
Juan Colombás	2,234,780	55%	1,229,129	58.30 pence	£716,582	£46,207	£762,789

1	For details of the performance outcome please refer to section ‘Long-term awards made in March 2014 vesting for the period ended on 31 December 2016’.
138

COMPENSATION

ANNUAL BONUS (AUDITED)

The individual bonus awards for Executive Directors are determined in the same way as for colleagues across the Group, with outcomes based on the individual on-target award adjusted for the Group annual bonus outcome and for individual performance outcomes.

The Group total bonus outcome is the sum of the divisional and functional bonus outcomes. Performance outcomes are determined by adjusting the Group’s target bonus outcome according to Group underlying profit and Balanced Scorecard performance. These are each used as a modifier to increase or decrease the target bonus outcome in the range of 0 per cent – 145 per cent, subject to an overall funding limit of 10 per cent of pre-bonus underlying profit. A collective performance adjustment is then applied.

The individual on-target award is then adjusted for the Group annual bonus outcome and for individual performance outcomes. Awards are approved by the Committee, which has discretion to adjust outcomes for any reason.

The approach to determining annual bonus awards is summarised below:

ANNUAL BONUS OUTCOME FOR 2016 (AUDITED)

The target bonus outcome for 2016 (£397.1 million) was adjusted for:

(1)	Group underlying profit performance

A target of £7,572 million was approved by the Board. In line with regulatory requirements, the underlying profit of £7,867 million has been adjusted by the incremental movement in Prudential Valuation Adjustment (PVA) from year-end 2015 to year-end 2016. The adjustment of £126 million reduces the underlying profit figure to £7,741 million, resulting in a modifier of 1.22.

A balanced scorecard approach with clearly identified performance descriptors is used to assess Group performance in key areas. Stretching objectives for each division and function were approved by the Committee around the start of the performance year. The objectives are aligned to the Group’s strategy and split across five categories: customer, people, control environment, building the business and finance.

139

COMPENSATION

APPROACH TO THE BALANCED SCORECARD (BSC)

Each measure in the Group and divisional/functional BSC is assigned targets aligned to a five-point rating scale.

BSC ratings are based on a scale ranging from ‘Under’ (at the lowest level), through ‘Developing’, ‘Good’, ‘Strong’ and up to ‘Top’, which is the highest rating. Each of these ratings may be further differentiated by the addition of ‘minus’ or ‘plus’. The Committee reviewed performance in depth to determine ratings for the Group and each division and function, including consideration of risk matters arising in 2016. Risk adjustments were approved by the Board Risk Committee.

The ratings for each division and function are communicated to all colleagues within the business area to ensure bonus outcomes are transparent and understood. The ratings are considered commercially sensitive; however, as an indication of performance, the overall rating for the Group (as determined by the Committee) was Strong plus and the average of the divisional/functional modifiers applied was 1.26.

Key performance factors considered by the Committee in arriving at the performance assessment for the Group included:

Strong financial performance	Underlying profit was £7.9 billion and statutory profit has more than doubled to £3.9 billion. Despite an additional PPI provision and the challenging macroeconomic environment, the Group remains strongly capital generative with an adjusted CET1 ratio of 13.7 per cent after increased dividend.
Growth in the key customer segments	The Group continued to make good progress in growing market share in areas where it is under represented, growing lending to SME clients and in consumer finance.
Lower risk bank	Continued efforts to de-risk the bank, combined with sustained improvements in core prudential risks (capital, credit, funding) and a customer centric culture are delivering a lower risk bank. From a credit perspective, asset quality remained strong with no deterioration in the underlying portfolio. Prudent risk appetite and robust risk management framework reflected in lower impaired loans and an improved impaired loan ratio.
Effective cost leadership	Cost management remains a strategic priority and the acceleration of cost initiatives in response to the lower interest rate environment has enabled the Group to reduce operating costs by 3 per cent. The market leading cost:income ratio also improved to 48.7 per cent.
Increased dividends	Increased ordinary dividend of 2.55 pence per share in 2016 (2015: 2.25 pence), in line with the Group’s progressive and sustainable dividend policy. Additional special dividend of 0.5 pence.
PRA stress test threshold exceeded	The resilience of the Group’s capital position was demonstrated again in 2016 when it comfortably exceeded the threshold for the latest PRA stress test and performed well compared to peers.
Customer focus in the business	Development and launch of the Customer Journey framework and strategy which will be the basis to manage the Group and its control environment in a customer centric way. Further reductions in the level of customer complaints. Net promotor score continued to improve and is now nearly 50 per cent higher than at the end of 2011.
Culture and reputation	Accelerated progress towards the desired culture, developing new Management Information, further embedding the Group Customer First Committee and the work to establish the Customer Journey strategy.

The Group’s reputation with external stakeholders.

(3)	Collective performance adjustment

Consideration was given to items not factored into the Group underlying profit or divisional or functional Balanced Scorecards. These included the provisions for legacy conduct-related matters relevant to the year. As a result of these items, the Committee approved an overall collective adjustment of £91.2 million or approximately 19 per cent, resulting in a final bonus outcome of £392.9 million as shown in the table below. The bonus outcome of £392.9 million is significantly below the overall funding limit of 10 per cent of pre bonus underlying profit.

TOTAL BONUS OUTCOME

140

COMPENSATION

INDIVIDUAL OUTCOMES FOR EXECUTIVE DIRECTORS (AUDITED)

The individual bonus awards for Executive Directors are determined in the same way as for colleagues across the Group, with outcomes based on annual bonus outcome, weighted by:

1.	Individual performance

2.	On-target award

Awards are approved by the Committee, which has discretion to adjust outcomes for any reason.

ANTÓNIO HORTA-OSÓRIO

The Group Chief Executive’s (GCE) individual performance assessment for 2016, as confirmed by the Committee, reflected the Group’s performance as outlined on page 140 and a number of other considerations including:

Strong financial performance	Improvement in market-leading cost:income ratio delivered, with statutory profit more than doubled and key balance sheet metrics strengthened.
Low risk business model maintained	Continued improvement in credit quality of lending portfolio, strong performance in 2016 PRA stress test.
Increased dividends	Increase in ordinary dividend to 2.55 pence per share (2015: 2.25 pence) in line with the Group’s progressive and sustainable dividend policy, with additional special dividend of 0.5 pence per share.
Strong employee engagement	Employee engagement survey results strengthened despite uncertain economic outlook and announcement of further role reductions – scores significantly higher than UK benchmark and close to UK high-performing benchmark.
Creating the best customer experience	Key Customer Journeys across retail and commercial banking and insurance significantly enhanced, leading to improved customer feedback and trust scores as well as complaints reducing from their low levels relative to the sector.
Continued growth in digital channels	With 12.5 million online and 8 million mobile banking customers, the Group operates the UK’s largest digital bank, and now meets over 60 per cent of customers’ banking needs digitally.
Supporting the UK economy and helping Britain prosper	Remaining the largest lender to first-time buyers and maintaining the recent record of above-market growth in lending to SMEs. Commitments to support communities and charities also exceeded.
Leading the Group’s strategic development	Lead Board and executive team in highly impactful exercise to review the impact of digital technology and market change on the ‘Bank of the Future’, enabling the Group to develop critically important plans for the evolution of its business model and technology base.
UKFI reduction in government shareholding	Continued successful delivery of the Group’s strategy enabling a significant reduction in the government shareholding to less than 5 per cent. UKFI no longer the Group’s largest shareholder, with £18.5 billion now having been returned to the UK taxpayer at a profit.

Based on a full assessment of performance, the Committee agreed an individual rating for 2016 of Strong plus for the GCE, an improvement from Strong in 2015.

Expected outcomes are based on individual performance before taking into account a modifier based on underlying profit and the Group BSC, as follows:

Rating	Under	Developing	Good	Strong	Top
Expected outcome as % of salary	0%	0%	42%	91%	140%

Following the Committee’s assessment of performance against the underlying profit target and Group BSC objectives, and taking into account the collective performance adjustment of 19 per cent and the improvement to the individual rating of Strong plus, the Committee determined a 2016 bonus award for the GCE of £1,219,537 (108 per cent of salary and 77 per cent of maximum).

GEORGE CULMER

The Chief Financial Officer’s (CFO) personal performance assessment for 2016, as confirmed by the Committee, reflected a number of considerations including:

Strong financial performance	Strong financial performance delivered in challenging low interest rate and volatile market environment – key liquidity, funding and capital metrics either strengthened or maintained.
Cost leadership	Continued improvement in the Group’s market-leading cost:income ratio to 48.7 per cent (2015: 49.3 per cent) – efficiency programme successfully accelerated in response to customers’ changing preferences.
Strong capital generation	Group’s adjusted CET1 capital ratio of 13.7 per cent comfortably above regulatory requirements after increased ordinary dividend of 2.55 pence per share and an additional special dividend of 0.5 pence per share.
Resilient business model	‘Stressed’ CET1 capital and leverage ratios of 10.3 per cent and 4.3 per cent from 2016 regulatory (PRA) stress test comfortably above regulatory requirements and strongest across major UK banking peers.
Successful outcome of ECN court case	Successful outcome of ECN (‘enhanced capital notes’) court case – enabling the Group to improve the efficiency of its balance sheet and reduce funding costs.
Well managed external stakeholder relations	Well-managed relationships with key external stakeholders, e.g. debt and equity investors, regulators, and credit rating agencies.
141

COMPENSATION

Based on a full assessment of performance, the Committee agreed an individual rating for 2016 of Strong plus for the CFO. Expected outcomes are based on individual performance before taking into account a modifier based on underlying profit and the Finance division’s BSC, as follows:

Rating	Under	Developing	Good	Strong	Top
Expected outcome as % of salary	0%	0%	30%	65%	100%

Following the Committee’s assessment of performance against the underlying profit target and the Finance division’s BSC objectives, and taking into account the collective performance adjustment of 19 per cent and the individual rating of Strong plus, the Committee determined a 2016 bonus award for the CFO of £574,326 (77 per cent of maximum).

JUAN COLOMBÁS

The Chief Risk Officer’s (CRO) personal performance assessment for 2016, as confirmed by the Committee, reflected a number of considerations including:

Strong risk management framework	The Group remains comfortably within risk appetite set by the Board, with strengthened processes and controls, aligning to the Group’s objective of being a low risk bank.
Strengthened management of operational risk	Management of operational risk strengthened through the development of a robust control framework for key risk categories.
Credit quality	Prudent lending criteria reflected in credit quality across all lending portfolios and reduced gross impairment charges.
Low risk culture and effective controls	Low risk culture and effective controls reflected in very low level of financial losses following EU Referendum result and other periods of market volatility.
Effective optimisation of balance sheet	Effective optimisation of balance sheet leading to further reductions in risk-weighted assets (RWAs) – in turn supporting capital generation.
Low risk model recognised by the market	Group’s low risk model recognised by the market; tight credit default swap (CDS) spreads and resilient credit ratings confer tangible funding cost benefits to the Group.

Based on a full assessment of performance, the Committee agreed an individual rating for 2016 of Strong plus for the CRO.

Expected outcomes are based on individual performance, before taking into account a modifier based on underlying profit and the Risk division’s BSC, as follows:

Rating	Under	Developing	Good	Strong	Top
Expected outcome as % of salary	0%	0%	30%	65%	100%

Following the Committee’s assessment of performance against the underlying profit target and the Risk division’s BSC objectives, and taking into account the collective performance adjustment of 19 per cent and the individual rating of Strong plus, the Committee determined a 2016 bonus award for the CRO of £577,676 (78 per cent of maximum).

DEFERRAL

The 2016 annual bonus for all Executive Directors is awarded in a combination of cash and shares. 40 per cent of the annual bonus will be released in 2017 (£2,000 cash in March, the remainder in shares), 40 per cent will be released in 2018 and the remaining 20 per cent will be released in 2019, subject to remaining in the Group’s employment. Any shares released are subject to a further holding period in line with regulatory requirements.

The Group’s malus and clawback provisions cover all material risk takers, in line with regulatory requirements. Vested variable remuneration can be recovered from employees for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation. The Committee reserves the right to exercise its discretion in reducing any payment that otherwise would have been earned, if it deems appropriate as a result of an event occurring before vesting.

LONG-TERM AWARDS MADE IN MARCH 2014 VESTING FOR THE PERIOD ENDED ON 31 DECEMBER 2016 (AUDITED)

Awards (in the form of conditional rights to free shares) in 2014 were made over shares with a value of 300 per cent of reference salary for the GCE and 275 per cent of salary for the CFO and CRO.

142

COMPENSATION

The Group has delivered a good financial performance over the performance period of the 2014 Long-Term Incentive Plan (LTIP) awards, continuing to transform the business for the benefit of our shareholders. Performance was measured over three financial years ended 31 December 2016. The performance conditions attached to these awards and actual performance are set out in the table below. At the end of the performance period, it has been assessed that awards will vest at 55 per cent of maximum. Executive Directors are required to retain any shares vesting for a further two years post vesting.

1	Adjusted total costs.

2	FCA reportable complaints per 1,000 for the period up to and including H1 2016 and formally closed FCA complaints per 1,000 accounts for the period from H2 2016. Both exclude PPI complaints, any complaints received via Claims Management Companies (CMC) and any complaints relating to TSB activity. With the introduction of the FCA guidance contained in PS15/19 applicable from 1 July 2016, the complaint classification and reporting for the original metric ceased on 30 June 2016. Accordingly, the Remuneration Committee has rebased the original 2014 metrics in line with the new FCA reporting regime. The Remuneration Committee considers the rebased targets equally stretching.

PERCENTAGE CHANGE IN REMUNERATION OF THE GROUP CHIEF EXECUTIVE VERSUS THE WIDER EMPLOYEE POPULATION

Figures for ‘All Employees’ are calculated using figures for UK-based colleagues subject to the Group Annual Bonus Plan. This population is considered to be the most appropriate group of employees for these purposes because its remuneration structure is consistent with that of the GCE. For 2016, 46,963 colleagues were included in this category.

	% change in base salary (2015 – 2016)		% change in bonus (2015 – 2016)		% change in benefits (2015 – 2016)
GCE	8.4%	[1]	44%	[2]	2%
All employees	2%	[3]	17%	[3]	2%	[3]

1	2 per cent delivered in cash (in line with other colleagues) the remainder in shares.

2	The performance rating for the GCE improved from Strong in 2015 to Strong plus in 2016.

3	Adjusted for movements in staff numbers and other impacts to ensure a like-for-like comparison.

RELATIVE SPEND ON PAY (£M)

The graph below illustrates the relative importance of spend on pay (total remuneration of all Group employees) compared with distributions to shareholders. Distributions to shareholders are ordinary and special dividends.

1	2016: Ordinary and special dividend in respect of the financial year ended 31 December 2016, partly paid in 2016 and partly to be paid in 2017. 2015: Ordinary and special dividend in respect of the financial year ended 31 December 2015, partly paid in 2015 and partly paid in 2016.

2	In addition to the annual bonus of £392.9 million awarded in respect of 2016 performance, the Group made Group Ownership Share awards of £47.6 million and paid approximately £84 million under variable pay arrangements used to incentivise customer-facing colleagues, primarily in the Retail division.
143

COMPENSATION

LOSS OF OFFICE PAYMENTS AND PAYMENTS WITHIN THE REPORTING YEAR TO PAST DIRECTORS (AUDITED)

There were no payments for the loss of office or any other payments made to former Directors during 2016.

EXTERNAL APPOINTMENTS HELD BY THE EXECUTIVE DIRECTORS

António Horta-Osório – During the year ended 31 December 2016, the Group Chief Executive served as a Non-Executive Director of Exor, Fundação Champalimaud, Stichting INPAR and Sociedade Francisco Manuel dos Santos for which he received fees of £217,098 in total.

CHAIRMAN AND NON-EXECUTIVE DIRECTORS (AUDITED)

	Fees £000		Taxable benefits £000		Total £000
	2016	2015	2016	2015	2016	2015
Chairman and current Non-Executive Directors
Lord Blackwell	714	700	12[1]	12[1]	726	712
Alan Dickinson	195	144	–	–	195	144
Anita Frew	295	236	–	–	295	236
Simon Henry	135	105	–	–	135	105
Nick Luff	165	135	–	–	165	135
Deborah McWhinney	135	9	–	–	135	9
Nick Prettejohn	412	350	–	–	412	350
Stuart Sinclair	135	–	–	–	135	–
Anthony Watson	230	209	–	–	230	209
Sara Weller	171	135	–	–	171	135
Former Non-Executive Directors
Carolyn Fairbairn (retired October 2015)	–	88	–	–	–	88
Dyfrig John (retired May 2016)	49	105	–	–	49	105
Total	2,636	2,216	12	12	2,648	2,228

1	Car allowance.

BREAKDOWN OF NON-EXECUTIVE DIRECTORS’ FEES (£000S)

	Board fee	Deputy Chairman	Senior Independent Director	Audit Committee	Remuneration Committee	Board Risk Committee	SWG Board fees[1]	Other Committees	2016 Total
Alan Dickinson[2]	75			30	30	60			195
Anita Frew[2,3]	75	100		30	60	30			295
Simon Henry	75			30		30			135
Dyfrig John	27				11	11			49
Nick Luff[2]	75			60		30			165
Deborah McWhinney	75			30		30			135
Nick Prettejohn	75			30		30	277		412
Stuart Sinclair	75				30	30			135
Anthony Watson	75		60	30	30	30		5[4]	230
Sara Weller	75				30	30		36[5]	171

1	Scottish Widows Group Limited.

2	Due to their role as Chairmen of other Board Committees, Alan Dickinson, Anita Frew and Nick Luff do not receive any fees for their membership of the Nomination and Governance Committee.

3	As Deputy Chairman, Anita Frew does not receive any fee for membership of the Responsible Business Committee.

4	Nomination and Governance Committee.

5	Responsible Business Committee.
144

COMPENSATION

HISTORICAL TOTAL SHAREHOLDER RETURN (TSR) PERFORMANCE

The chart below shows the historical TSR of Lloyds Banking Group plc compared with the FTSE 100 as required by the regulations, rebased as at 31 December 2008. The FTSE 100 index has been chosen as it is a widely recognised equity index of which Lloyds Banking Group plc has been a constituent throughout this period.

TOTAL SHAREHOLDER RETURN INDICES – LLOYDS BANKING GROUP AND FTSE 100

HISTORICAL GROUP CHIEF EXECUTIVE (GCE) REMUNERATION OUTCOMES

	GCE	2009	2010	2011	2012	2013	2014	2015	2016
GCE single figure of	J E Daniels	1,121	2,572	855	–	–	–	–	–
remuneration £000	António Horta-Osório	–	–	1,765	3,398	7,475	11,540	8,704	5,541
Annual bonus payout	J E Daniels	Waived	62%	0%	–	–	–	–	–
(% of maximum opportunity)	António Horta-Osório	–	–	Waived	62%	71%	54%	57%	77%
Long-term incentive vesting	J E Daniels	0%	0%	0%	–	–	–	–	–
(% of maximum opportunity)	António Horta-Osório	–	–	0%	0%	54%	97%	94.18%	55%

Notes: J E Daniels served as GCE until 28 February 2011; António Horta-Osório was appointed GCE from 1 March 2011. J E Daniels declined to take a bonus in 2009 and António Horta-Osório declined to take a bonus in 2011.

OUTSTANDING SHARE AWARDS

DIRECTORS’ INTERESTS (AUDITED)

SHAREHOLDING GUIDELINES

Executive Directors were required to build up a holding in Lloyds Banking Group plc shares of value equal to 150 per cent of base salary (200 per cent for the GCE) within three years from the later of 1 January 2012 or their date of joining the Board. Following the introduction of the fixed share award in 2014, the gross annual value of this award was added to salary to determine the personal shareholding requirement.

For the purposes of assessing the additional shareholding requirement related to the fixed share award, Executive Directors had up to three years from 1 January 2014 to build up the additional shareholding created by the addition of the fixed share award. As at 31 December 2016, all Executive Directors significantly exceeded the requirements.

In order to provide greater transparency in the measurement of the shareholding requirements, from 1 January 2017 the measure is to be focused on base salary only. There will be a consequent increase in the percentage required as a multiple of salary; however the number of shares required to be held will remain approximately the same. The new requirements are 350 per cent of base salary for the GCE and 250 per cent of base salary for the other Executive Directors.

Executive Directors are required to retain any shares vesting from 2014 LTIP awards onwards for a further two years post vesting (although vested shares count towards the shareholding requirement immediately after vesting).

145

COMPENSATION

	Number of shares			Number of options		Total shareholding[1]		Value
	Owned outright	Unvested subject to continued employment	Unvested subject to performance	Unvested subject to continued employment	Vested unexercised	Totals at 31 December 2016	Totals at 24 February 2017	Expected value at 31 December 2016 (£000s)[2]
Executive Directors
António Horta-Osório[3]	17,893,726	4,212,594	14,234,293	29,549	–	36,370,162	36,370,757[6]	18,286
George Culmer	10,547,315	1,253,398	7,754,781	29,549	–	19,585,043	19,585,562[6]	9,819
Juan Colombás	6,362,996	1,209,441	7,406,515	29,109	–	15,008,061	15,008,580[6]	7,067
Non-Executive Directors
Lord Blackwell	100,000	–	–	–	–	100,000	n/a6	n/a
Alan Dickinson	200,000	–	–	–	–	200,000	n/a6	n/a
Anita Frew	450,000	–	–	–	–	450,000	n/a6	n/a
Simon Henry	200,000	–	–	–	–	200,000	n/a6	n/a
Dyfrig John[4]	27,385	–	–	–	–	27,385	n/a6	n/a
Nick Luff	400,000	–	–	–	–	400,000	n/a6	n/a
Deborah McWhinney[3]	250,000	–	–	–	–	250,000	n/a6	n/a
Nick Prettejohn[5]	69,280	–	–	–	–	69,280	n/a6	n/a
Stuart Sinclair	–	–	–	–	–	–	n/a6	n/a
Anthony Watson	576,357	–	–	–	–	576,357	n/a6	n/a
Sara Weller	340,000	–	–	–	–	340,000	n/a6	n/a

1	Including holdings of connected persons.

2	Awards subject to performance under the LTIP had an expected value of 50 per cent of face value at grant (in line with the Remuneration Policy). Values are based on the 31 December 2016 closing price of 62.51 pence. Full face value of awards are £22,734,988 for António Horta-Osório, £12,242,610 for George Culmer and £9,381,538 for Juan Colombás.

3	Shareholdings held by António Horta-Osório and Deborah McWhinney are either wholly or partially in the form of ADRs.

4	Shares held as at date of retirement.

5	In addition, Nick Prettejohn held 400 6.475% preference shares at 1 January 2016 and 31 December 2016.

6	The changes in beneficial interests for António Horta-Osório (595 shares), George Culmer (519 shares) and Juan Colombás (519 shares) relate to ‘partnership’ and ‘matching’ shares acquired under the Lloyds Banking Group Share Incentive Plan between 31 December 2016 and 24 February 2017. There have been no other changes up to 24 February 2017.

A summary of transactions undertaken in the year, including share plan awards vested plus open market purchases and sales made by Directors, is shown on pages 148/149.

As a result of the above shareholdings, the position for each Executive Director is as follows:

	2016 Shareholding requirement			Current shareholding			New shareholding requirement from 1 January 2017		Current shareholding (based on new requirement)
	Base salary plus fixed share award (£000s)	% of base salary plus fixed share award	Number of shares[1]	% of base salary plus fixed share award[1]	Number of shares as at 31/12/16[2]	Old requirement met	% of base salary	Number of shares[1]	% of base salary[1]	New requirement met
Executive Directors
António Horta-Osório	2,025	200%	6,560,829	545%	17,891,894	Yes	350%	6,917,220	905%	Yes
George Culmer	1,253	150%	3,044,925	519%	10,545,483	Yes	250%	3,094,403	852%	Yes
Juan Colombás	1,236	150%	3,002,634	318%	6,361,547	Yes	250%	3,051,426	521%	Yes

1	Number of shares required and current shareholding percentage of base salary plus fixed share award figures are calculated using the average share price for the period 1 January 2016 to 31 December 2016 (61.73 pence).

2	Includes shares owned outright reduced by forfeitable ‘matching’ shares under the Share Incentive Plan.

None of those who were Directors at the end of the year had any other interest in the capital of Lloyds Banking Group plc or its subsidiaries.

146

COMPENSATION

BREAKDOWN OF SHARES INTERESTS AND INTERESTS IN SHARE OPTIONS (AUDITED)

								Exercise periods
	At 1 January 2016	Granted/ awarded	Dividends awarded	Vested / exercised	Lapsed	At 31 December 2016	Exercise price	From	To	Notes
António Horta-Osório
LTIP 2013-2015	7,425,441	–	130,641	6,993,280	432,161	–				1, 2, 3
LTIP 2014-2016	4,640,077	–	–	–	–	4,640,077				3
LTIP 2015-2017	4,579,006	–	–	–	–	4,579,006				3
LTIP 2016-2018		5,015,210	–	–	–	5,015,210				3, 4
Deferred bonus awarded
in 2016		1,164,253	–	–	–	1,164,253				5
2013 Sharesave	22,156	–	–	22,156	–	–	40.62p			8
2014 Sharesave	14,995	–	–	–	–	14,995	60.02p	01/01/2018	30/06/2018
2016 Sharesave		14,554	–	–	–	14,554	47.49p	01/01/2020	30/06/2020	10
George Culmer
LTIP 2013-2015	4,017,041	–	70,674	3,783,249	233,792	–				1, 2, 3
LTIP 2014-2016	2,510,205	–	–	–	–	2,510,205				3
LTIP 2015-2017	2,477,167	–	–	–	–	2,477,167				3
LTIP 2016-2018		2,767,409	–	–	–	2,767,409				3, 4
Deferred bonus awarded
in 2016		632,856	–	–	–	632,856				5
2013 Sharesave	22,156	–	–	22,156	–	–	40.62p			9
2014 Sharesave	14,995	–	–	–	–	14,995	60.02p	01/01/2018	30/06/2018
2016 Sharesave		14,554	–	–	–	14,554	47.49p	01/01/2020	30/06/2020	10
Juan Colombás
LTIP 2013-2015	3,576,283	–	62,920	3,368,143	208,140	–				1, 2, 3
LTIP 2014-2016	2,234,780	–	–	–	–	2,234,780				3
LTIP 2015-2017	2,442,762	–	–	–	–	2,442,762				3
LTIP 2016-2018		2,728,973	–	–	–	2,728,973				3, 4
Deferred bonus awarded
in 2016		624,065	–	–	–	624,065				5
Share buy-out award
(share options)	235,499	–	–	235,499	–	–				6, 7
Share buy-out award
(share options)	299,732	–	–	299,732	–	–				6, 7
2014 Sharesave	29,990	–	–	–	29,990	–	60.02p
2016 Sharesave		29,109	–	–	–	29,109	47.49p	01/01/2020	30/06/2020	10

1	The shares awarded in March 2013 vested on 7 March 2016. The closing market price of the Group’s ordinary shares on that date was 72.75 pence. Shares vested are subject to a further two-year holding period.

2	2013 LTIP award was eligible to receive an amount equal in value to any dividends paid during the performance period. Dividend equivalents have been paid based on the number of shares vested and have been paid in shares. The dividend equivalent shares were paid on 7 March 2016. The closing market price of the Group’s ordinary shares on that date was 72.75 pence. The dividend equivalent shares are not subject to any holding period.

3	All LTIPs have performance periods ending 31 December at the end of the three-year period. Awards were made in the form of conditional rights to free shares.

4	Awards (in the form of conditional rights to free shares) in 2016 were made over shares with a value of 300 per cent of reference salary for António Horta-Osório (5,015,210 shares with a face value of £3,660,000); 275 per cent for George Culmer (2,767,409 shares with a face value of £2,019,600); and 275 per cent for Juan Colombás (2,728,973 shares with a face value of £1,991,550). The share price used to calculate face value is the average price over the five days prior to grant (1 March to 7 March 2016), which was 72.978 pence. This was the average share price used to determine the number of shares awarded. Performance conditions for this award have been disclosed in last year’s annual report on remuneration (page 91).

5	Bonus is deferred into shares. The face value of the share awards in respect of bonuses granted in March 2016 was £849,649 (1,164,253 shares) for António Horta-Osório; £461,846 (632,856 shares) for George Culmer; and £455,431 (624,065 shares) for Juan Colombás. The share price used to calculate the face value is the average price over the five days prior to grant (1 March to 7 March 2016), which was 72.978 pence.

6	Share buy-out award granted on 30 March 2011 for the loss of deferred share awards forfeited on leaving the Santander Group. Awards are consistent with those forfeited and have a nil option price.

7	Options exercised on 8 March 2016. The closing market price of the Group’s ordinary shares on that date was 70.63 pence.

8	Options exercised on 6 June 2016. The closing market price of the Group’s ordinary shares on that date was 69.64 pence.

9	Options exercised on 1 June 2016. The closing market price of the Group’s ordinary shares on that date was 71.34 pence.

10	Sharesave options granted on 10 October 2016.

The aggregate amount of gains made by Directors on the exercise of share options was £391,270.

None of the other Directors at 31 December 2016 had options to acquire shares in Lloyds Banking Group plc or its subsidiaries.

147

COMPENSATION

DIRECTORS’ INTERESTS – SUMMARY OF AWARDS VESTED, PURCHASES AND SALES MADE BY DIRECTORS IN 2016 (UNAUDITED)

	Holding at 1 January 2016 (or appointment date)	Transactions during the year	Number of shares[1]	Notes	Holding at 31 December 2016
Executive Directors
António Horta-Osório[2]	11,761,072	08/03/2016	3,706,439	Vesting of 2013 LTIP
		08/03/2016	69,239	Dividend equivalent shares paid on 2013 LTIP
		16/03/2016	173,707	Fixed Share Award
		18/03/2016	8,256	Salary for shares
		18/04/2016	2,803	Salary for shares
		16/05/2016	1,437,096	Release of 2012 Deferred Bonus
		16/05/2016	2,873	Salary for shares
		06/06/2016	22,156	2013 Sharesave
		17/06/2016	2,920	Salary for shares
		17/06/2016	184,317	Fixed Share Award
		28/06/2016	100,000	Share purchase
		18/07/2016	3,377	Salary for shares
		17/08/2016	3,482	Salary for shares
		19/09/2016	3,330	Salary for shares
		19/09/2016	210,206	Fixed Share Award
		18/10/2016	3,549	Salary for shares
		16/11/2016	3,069	Salary for shares
		14/12/2016	2,994	Salary for shares
		14/12/2016	189,000	Fixed Share Award
		Monthly	3,841	Share Incentive Plan purchase and matching shares	17,893,726
George Culmer	7,090,093	08/03/2016	295,534	Release of 2013 Deferred Bonus
		08/03/2016	2,005,122	Vesting of 2013 LTIP
		08/03/2016	37,457	Dividend equivalent shares paid on 2013 LTIP
		16/03/2016	97,276	Fixed Share Award
		19/05/2016	210,244	Dividend Reinvestment
		02/06/2016	22,156	2013 Sharesave
		17/06/2016	103,218	Fixed Share Award
		30/06/2016	50,000	Share purchase
		19/09/2016	295,534	Release of 2013 Deferred Bonus
		19/09/2016	117,715	Fixed Share Award
		28/09/2016	113,779	Dividend Reinvestment
		14/12/2016	105,840	Fixed Share Award
		Monthly	3,347	Share Incentive Plan purchase and matching shares	10,547,315
Juan Colombás	3,145,458	08/03/2016	44,355	Release of 2012 Deferred Bonus
		08/03/2016	277,981	Release of 2013 Deferred Bonus
		08/03/2016	1,785,116	Vesting of 2013 LTIP
		08/03/2016	33,347	Dividend equivalent shares paid on 2013 LTIP
		16/03/2016	282,898	Exercise of Share buy out
		16/03/2016	95,924	Fixed Share Award
		17/06/2016	101,784	Fixed Share Award
		30/06/2016	50,000	Share purchase
		19/09/2016	44,355	Release of 2012 Deferred Bonus
		19/09/2016	277,981	Release of 2013 Deferred Bonus
		19/09/2016	116,080	Fixed Share Award
		14/12/2016	104,370	Fixed Share Award
		Monthly	3,347	Share Incentive Plan purchase and matching shares	6,362,996
148

COMPENSATION

	Holding at 1 January 2016 (or appointment date)	Transactions during the year	Number of shares	Notes	Holding at 31 December 2016
Non-Executive Directors
Lord Blackwell	50,000	05/05/2016	50,000	Share purchase	100,000
Alan Dickinson	100,000	29/06/2016	100,000	Share purchase	200,000
Anita Frew	300,000	29/06/2016	150,000	Share purchase	450,000
Simon Henry	100,000	30/06/2016	100,000	Share purchase	200,000
Dyfrig John[3]	27,385	–	–	–	27,385
Nick Luff	300,000	29/06/2016	100,000	Share purchase	400,000
Deborah McWhinney[4]	200,000	29/06/2016	50,000	Share purchase	250,000
Nick Prettejohn	–	26/02/2016	69,280	Share purchase	69,280
Stuart Sinclair	–	–	–	–	–
Anthony Watson	476,357	29/06/2016	100,000	Share purchase	576,357
Sara Weller	200,000	04/05/2016	100,000	Share purchase
		29/06/2016	40,000	Share purchase	340,000

1	After the settlement of tax and National Insurance contributions, where applicable.

2	Part of António Horta-Osório’s 2016 salary increase was delivered in shares.

3	Shares held as at date of retirement.

4	Held in the form of ADRs.

ADDITIONAL DISCLOSURES

TOTAL REMUNERATION OF THE EIGHT HIGHEST PAID SENIOR EXECUTIVES1

The following table sets out the total remuneration of the eight highest paid senior executives (excluding Executive Directors) in respect of the 2016 performance year.

	Executive
	8	7	6	5	4	3	2	1
	£000	£000	£000	£000	£000	£000	£000	£000
Fixed
Cash-based	305	589	300	740	799	315	330	420
Share-based	200	406	250	490	500	500	740	650
Total fixed	505	995	550	1,230	1,299	815	1,070	1,070
Variable
Upfront cash	2	2	2	2	2	2	2	2
Deferred cash	0	0	0	0	0	0	0	0
Upfront shares	273	152	416	187	217	462	658	238
Deferred shares	213	231	432	284	328	196	165	360
Long-term incentive plan[2]	1,042	744	884	833	780	2,020	2,571	2,886
Total variable pay	1,530	1,129	1,734	1,306	1,327	2,680	3,396	3,486
Pension cost[3]	46	147	45	181	182	63	66	84
Total remuneration	2,081	2,271	2,329	2,717	2,808	3,558	4,532	4,640

1	Includes members of the Group Executive Committee and Senior Executive level colleagues.

2	Values shown reflect awards for which the performance period ended on 31 December 2016, including the 2014 LTIP and 2014 Commercial Banking Transformation Plan. Dividend equivalents are included where applicable.

3	Pension costs based on a percentage of salary according to level.

TOTAL REMUNERATION OF EMPLOYEES ACROSS THE GROUP

Total remuneration[1]	Number of employees
£0 to £100,000	73,415
£100,001 to £500,000	4,432
£500,001 to £1,000,000	145
Above £1,000,000	58

1	Total remuneration of UK-based colleagues. Includes base salary, bonus awards for the 2016 performance year, the estimated values of LTIP and Commercial Banking Transformation Plan awards for the performance period ended 31 December 2016 (including dividend equivalents where applicable), pension and benefits.
149

COMPENSATION

REMUNERATION COMMITTEE

COMMITTEE PURPOSE AND RESPONSIBILITIES

The Remuneration Committee has responsibility for setting remuneration for all Executive Directors and the Chairman, including pension rights and any compensation payments. The Committee also recommends and monitors the level and structure of remuneration for senior management and material risk takers.

The Committee’s purpose is to consider, agree and recommend to the Board an overall remuneration policy and philosophy for the Group that is aligned with its long-term business strategy, its business objectives, its risk appetite, values and the long-term interests of the Group that recognises the interests of relevant stakeholders. The Committee’s Terms of Reference can be found on the Company’s website at www.lloydsbankinggroup.com/our-group/corporate-governance

The Directors who served on the Committee during the year and their attendance at Committee meetings is set out in the table below.

	Remuneration Committee meetings
	Eligible to
	attend	Attended
Committee Chairman
Anita Frew	7	7
Committee members who served during 2016
Lord Blackwell	7	7
Alan Dickinson	7	7
Stuart Sinclair[1]	7	7
Anthony Watson[2]	7	6
Sara Weller	7	7
Former members who served during 2016
Dyfrig John[3]	3	3

1	Joined the Committee on 4 January 2016.

2	Anthony Watson was unable to attend the Committee meeting in May 2016 due to a prior commitment.

3	Retired on 11 May 2016.

COMMITTEE COMPOSITION, SKILLS AND EXPERIENCE

The Committee comprises Non-Executive Directors from a wide background to provide a balanced and independent view on remuneration matters. Stuart Sinclair was appointed as an independent Non-Executive Director and as a member of the Committee on 4 January 2016. Dyfrig John retired as an independent Non-Executive Director and as a member of the Committee on 11 May 2016.

HOW COMMITTEE MEETINGS ARE RUN

The management of the Committee is in keeping with the basis on which meetings of the Board are managed, as detailed on page 155, with a structure which facilitates open discussion and debate, with steps taken to ensure adequate time for members of the Committee to consider proposals which are put forward.

During 2016, the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review.

MATTERS CONSIDERED BY THE COMMITTEE

The Committee had seven scheduled meetings during 2016 to consider the following principal matters:

–	Review of remuneration arrangements for senior executives;

–	Determination of 2015 bonus outcome based on divisional and functional performance and adjustment for risk;

–	Review of the Balanced Scorecard for the determination of 2016 bonuses in divisions and functions;

–	Vesting of the 2013 long-term incentive plan (LTIP);

–	Performance conditions for the 2016 LTIP;

–	Bonus and salary awards for Executive Directors and key senior managers;

–	Performance adjustments in respect of staff, in relation to risk matters in its purview;

–	Feedback from the Committee Chairman on her meetings with the PRA and shareholders;

–	Review of services and consideration of a number of advisors with subsequent appointment of Kepler, a brand of Mercer (Kepler);

–	Results of the Remuneration Committee effectiveness review and the suggestions for improvement;

–	Variable remuneration and simplification of reward principles;

–	Approval of the 2015 and 2016 Directors’ remuneration report for publication within the annual report and Form 20-F;

–	Review and approval of material risk taker identification and approval of the Remuneration Policy Statement; and

–	Remuneration governance in the light of regulatory changes.

In addition to the scheduled meetings, the Committee met on a number of other occasions to allow the Directors greater time to discuss their views and for an in-depth review of key areas including this year the review of the Directors’ Remuneration Policy.

COMPENSATION

The Committee appoints independent consultants to provide advice on specific matters according to their particular expertise. In May 2016, the Committee conducted a review of their independent advisers and appointed Kepler to advise the Committee following a competitive tendering process. Kepler has voluntarily signed up to the Remuneration Consultants’ Code of Conduct and is judged by the Committee to be independent. Kepler is not connected with the Group. Kepler’s fees for services to the Committee in 2016 were on a time and materials basis and amounted to £175,400. Kepler did not provide any other services to the Group. Mercer provides unrelated advice regarding pensions and investments to the Group.

The Committee has not formally evaluated Kepler’s performance since their appointment in mid-2016. A review is due to be undertaken in early 2017. Deloitte LLP, independent consultants to the Committee since 2010, provided advice for the first five months of the year. Deloitte LLP is not connected with the Group. Deloitte’s fees for services to the Committee in 2016 were on a time and materials basis and amounted to £240,800. In addition, Deloitte LLP provided the Group with advice on taxation and other consulting services, and assurance services.

António Horta-Osório (Group Chief Executive), Simon Davies (Chief People, Legal and Strategy Officer), Paul Hucknall (People Director, Centres of Excellence), Chris Evans (Director, Reward Policy and Partnering), Stuart Woodward (Head of Reward Regulation and Governance) and Matthew Elderfield (Group Director, Conduct, Compliance and Operational Risk) (until September 2016) and Letitia Smith thereafter provided guidance to the Committee (other than for their own remuneration).

Juan Colombás (Chief Risk Officer) and George Culmer (Chief Financial Officer) also attended the Committee to advise as and when necessary on risk and financial matters.

STATEMENT OF VOTING AT ANNUAL GENERAL MEETING

The Group’s remuneration policy, which was effective during 2016, was detailed within the Directors’ remuneration report for 2013 and voted on at the 2014 AGM. The remuneration awarded to the Executive Directors in 2015 was disclosed in last year’s annual report on remuneration and was voted on at the 2016 AGM. The shareholder votes submitted a t the meetings, either directly, by mail or by proxy, were as follows:

					Votes
	Votes cast in favour		Votes cast against		withheld
	Number of shares	Percentage of	Number of shares	Percentage of	Number of shares
	(millions)	votes cast	(millions)	votes cast	(millions)
Remuneration policy (2014 vote)	48,261	97.97%	999	2.03%	1,391
Annual report on remuneration (2016 vote)	48,674	97.67%	1,163	2.33%	176
151

CORPORATE GOVERNANCE

STATEMENT ON US CORPORATE GOVERNANCE STANDARDS

The Board is committed to the delivery of the Group’s strategy to become the best bank for customers, whilst delivering long-term, superior and sustainable returns to shareholders. The Board’s strategy is underpinned by high standards of corporate governance designed to ensure consistency and rigour in its decision making. This report explains how those standards, in particular, those laid down in the Financial Reporting Council’s 2014 UK Corporate Governance Code (the UK Code), apply in practice to ensure that the Board and management work together for the long-term benefit of the Company and its shareholders. The UK Code can be accessed at www.frc.org.uk.

To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairmen. Terms of Reference for each of the Committees are available on the website at www.lloydsbankinggroup.com. Information on the membership, role and activities of the Nomination and Governance Committee, the Audit Committee, the Board Risk Committee and the Responsible Business Committee can be found on pages 164 to 175.

Further information about the work of the Remuneration Committee is included on pages 150 and 151.

As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds Banking Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Lloyds Banking Group plc’s main listing is on the London Stock Exchange, it follows the principles contained in the UK Code. The Group has complied with the provisions of the UK Code and has done so throughout 2016 regarding the provisions where the requirements are of a continuing nature. Key differences are set out below.

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

CORPORATE GOVERNANCE

This report sets out our approach to governance in practice, the work of the Board and its committees and explains how the Group applied the principles of the UK Corporate Governance Code (the Code) during 2016

LEADERSHIP

THE BOARD

The Group is led by an effective, committed and unitary Board, which is collectively responsible for the long-term success of the Company. The Board comprises a Chairman (who was independent on appointment), independent Non-Executive Directors and Executive Directors. The names and biographies of current Directors are set out on pages 117 to 120.

There is a clear division of responsibility at the head of the Company, which is documented in the Group’s Corporate Governance Framework. The Chairman has overall responsibility for the leadership of the Board and for ensuring its effectiveness while the Group Chief Executive manages and leads the business.

The Corporate Governance Framework, which is reviewed annually by the Board, sets out a number of key decisions and matters that are reserved for the Board’s approval.

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

KEY ROLES AND RESPONSIBILITIES

Chairman
Lord Blackwell

Lord Blackwell leads the Board and promotes the highest standards of corporate governance. He sets the Board’s agenda and builds an effective and complementary Board. The Chairman leads Board succession planning and ensures effective communication with shareholders.

Deputy Chairman
Anita Frew

Anita Frew as Deputy Chairman ensures continuity of Chairmanship during any change of chairmanship. She supports the Chairman in representing the Board and acting as a spokesperson. She deputises for the Chairman and is available to the Board for consultation and advice. The Deputy Chairman represents the Group’s interests to official enquiries and review bodies.

Senior Independent Director
Anthony Watson

As the Senior Independent Director, Anthony Watson is a sounding board for the Chairman and Group Chief Executive. He acts as a conduit for the views of other Non-Executive Directors and conducts the Chairman’s annual performance appraisal. He is available to help resolve shareholders’ concerns and attend meetings with major shareholders and financial analysts to understand issues and concerns.

Non-Executive Directors
Alan Dickinson, Simon Henry, Nick Luff, Deborah McWhinney, Nick Prettejohn, Stuart Sinclair, Sara Weller

The Non-Executive Directors challenge constructively and help develop and set the Group’s strategy. They actively participate in Board decision making and scrutinise management performance. The Non-Executive Directors satisfy themselves on the integrity of financial information and review the Group’s risk exposures and controls. The Non-Executive Directors, through the Remuneration Committee, determine the remuneration of Executive Directors.

Group Chief Executive
António Horta-Osório

António Horta-Osório manages the Group on a day-to-day basis and makes decisions on matters affecting the operation, performance and strategy of the Group’s business. He delegates aspects of his own authority, as permitted under the Corporate Governance Framework, to members of the Group Executive Committee (GEC). He provides leadership and direction to senior management and coordinates all activities to implement the strategy and for managing the business in accordance with the Group’s risk appetite and business plan set by the Board.

Executive Directors
Juan Colombás, George Culmer

Under the leadership of the Group Chief Executive, the Executive Directors make and implement decisions in all matters affecting operations, performance and strategy. They provide specialist knowledge and experience to the Board. They are responsible for the successful leadership and management of the Risk and Finance divisions respectively. The Executive Directors design, develop and implement strategic plans and deal with day-to-day operations of the Group.

Company Secretary
Malcolm Wood

The Company Secretary advises the Board and ensures good information flows and comprehensive practical support are provided to Directors. He maintains the Group’s Corporate Governance Framework and organises Directors’ induction and training. The Company Secretary communicates with shareholders as appropriate and ensures due regard is paid to their interests. Both the appointment and removal of the Company Secretary is a matter for the Board as a whole.

CORPORATE GOVERNANCE

BOARD AND GOVERNANCE STRUCTURE

LLOYDS BANKING GROUP BOARD

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

The Board recognises that governance must be dynamic and evolve to meet current and future demands. Therefore, in 2016 two further sub-committees of the Board Risk Committee were established to focus on Financial Markets and IT Resilience & Cyber, in addition to an existing Stress Testing & Recovery Planning sub-committee. The sub-committees were constituted to enable members of the Board Risk Committee to dedicate additional time and resource to better understand and to enable fuller review and challenge of the risks associated with the topic of the sub-committee. Current direct Board level oversight of these activities through regular updates and annual review continues unchanged.

Additionally, a Cyber Security Advisory Panel was established to bring an industry perspective and allow for discussion of the key cyber related activities and threats.

THE BOARD IN 2016

Non-Executive Directors see attendance at Board and Committee meetings as only one part of their role. In addition to the annual schedule of Board and Committee meetings, the Non-Executive Directors undertake a full programme of activities each year, as set out on page 158 .

Non-Executive Directors regularly meet with senior management and spend time increasing their understanding of the business through site visits, formal briefing sessions or more informal events including breakfast meetings with senior staff, which the Chief People, Legal and Strategy Officer also attends. Board dinners are held prior to each scheduled Board meeting. This allows the Directors greater time to discuss their views, ensuring that there is sufficient time for the Board to discuss matters of a material nature at Board meetings. Some of these pre meetings are for Non-Executive Directors only, some also include the Group Chief Executive and others the full Board and GEC members. At least once a year, a meeting is held without the Chairman in attendance.

Prior to the annual general meeting (AGM) in Scotland the Board held a joint discussion with the Board of Scottish Widows Group Limited allowing in-depth focus on insurance matters.

The Board has agreed the following changes to our Board composition since the year end. Anthony Watson, Senior Independent Director, will retire at the 2017 AGM after serving more than eight years on the Board. Anita Frew will succeed Anthony as Senior Independent Director. Anita will combine the role of Senior Independent Director with the role of Deputy Chairman, which she has held since May 2014. Anita’s significant board, financial and investment management experience, including as a Senior Independent Director, make her ideally suited to take on this role. Nick Luff, an independent Non-Executive Director, has notified the Board that in light of his other commitments he does not intend to seek re-election at the 2017 AGM. Nick will be succeeded as Chairman of the Audit Committee by Simon Henry. Simon has significant financial experience in the UK listed environment, retiring as Chief Financial Officer of Royal Dutch Shell plc in March 2017. His background and experience enable him to fulfil the role of Audit Committee Chairman and for SEC purposes the role of Audit Committee financial expert.

CORPORATE GOVERNANCE

ATTENDANCE AT BOARD MEETINGS IN 2016

	Eligible to attend [1]	Attended
Directors who served during 2016
António Horta-Osório	9	9
Lord Blackwell	9	9
Juan Colombás	9	9
George Culmer	9	9
Alan Dickinson	9	9
Anita Frew	9	9
Simon Henry[2]	9	8
Nick Luff	9	9
Deborah McWhinney	9	9
Nick Prettejohn[3]	9	8
Stuart Sinclair[4]	9	9
Anthony Watson	9	9
Sara Weller	9	9
Former directors who served during 2016
Dyfrig John[5]	4	4

1	The attendance of Directors at Committee meetings is displayed within the individual Committee reports found on pages 164 to 175 and for the Remuneration Committee on page 150. Whilst all Non-Executive Directors are, where appropriate, invited to and regularly attend other Committee meetings, only their attendance at Committees of which they are members is recorded.

2	Mr Henry was unable to join the July Board meeting due to the second quarter 2016 results announcement for Royal Dutch Shell plc, of which he is Chief Financial Officer, being presented on the same day.

3	Mr Prettejohn was unable to join the June Board meeting due to a prior commitment.

4	Joined the Board on 4 January 2016.

5	Retired on 11 May 2016.

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

Directors are sent papers for the Board meeting typically seven days in advance of the meeting in order that they may have the time to consider the proposals put forward and seek clarification or further information as required. The Board makes full use of technology such as video conferencing, teleconferencing, a Board portal and tablets in its meeting arrangements. This leads to greater flexibility, security and efficiency in Board paper distribution.

ENSURING THE RIGHT FOCUS TO DELIVER THE GROUP’S STRATEGY

The Board recognises the need to be adaptable and flexible to respond to changing circumstances and emerging business priorities, whilst ensuring the continuing monitoring and oversight of core issues.

The Group has a comprehensive and continuous agenda setting and escalation process in place for ensuring the Board has the right information at the right time and in the right format to enable the Directors to make the right decisions. The Chairman leads the process, assisted by the Group Chief Executive and Company Secretary. The process ensures that sufficient time is being set aside for strategic discussions and business critical items.

The process of escalating issues and agenda setting is reviewed at least annually as part of the Board Effectiveness Review with enhancements made to the process, where necessary, to ensure it remains effective.

The Non-Executive Directors also receive regular updates from the Group Chief Executive’s office including a weekly email which gives context to current issues. In-depth and background materials are regularly provided via a reading room on the Board portal.

SENIOR MANAGERS AND CERTIFICATION REGIME

Last year, the Corporate Governance Framework was reviewed in preparation for the introduction in March 2016 of the Senior Managers and Certification Regime (SM&CR) and, as relevant to the Scottish Widows Group, the Senior Insurance Managers Regime.

The review, which was part of a wider range of initiatives undertaken to prepare the Group for the introduction of SM&CR, found that the framework was generally aligned with the requirements of the SM&CR but a number of changes were recommended.

These included amendments to the statements of responsibilities of the Directors and members of the GEC and minor amendments to the terms of reference of a number of Board and Group Chief Executive Committees.

CORPORATE GOVERNANCE

AGENDA SETTING PROCESS

PROCESS FOR ESCALATING ISSUES

Board and Committee agendas and topics

CORPORATE GOVERNANCE

BOARD FOCUS IN 2016

Financial – Budget for 2016 – Group operating plan – Draft results and presentation to analysts – Approval of dividends – Funding and Liquidity plan – Capital plan	Strategy – Review of progress in implementing the Group’s 2015-17 strategy – Approval of large transactions – MBNA acquisition – EU referendum outcome – Review of future environment and business model	Culture and values – Customer performance dashboard – Conduct, culture and values – Responsible Business report – Helping Britain Prosper Plan

Governance and shareholders

– Board effectiveness and Chairman’s performance reviews

– Board Diversity Policy

– Review of Corporate Governance Framework

– Investor Relations updates

– AGM briefing

– In the first half of 2016, preparation for proposed public offering of shares in the Company by HM Treasury

Regulatory – Ring-fencing and resolution – SM&CR updates – Regulatory updates – Whistleblowing updates

Risk management

– Approval of Group risk appetite

– Approval of Risk Management Framework

– Review of internal control systems

– Review and approval of PRA and EBA stress testing results

– CMA market review into retail banking services

– IT resilience and cyber security

BOARD MEETINGS AND ACTIVITY IN 2016

CORPORATE GOVERNANCE

BOARD ACTIVITIES IN 2016 – SUPPORTING DELIVERY OF THE GROUP’S STRATEGIC PRIORITIES

Deep dives

The Board regularly takes the opportunity to hold ‘deep dive’ sessions with senior management outside of formal Board meetings.

The purpose of the sessions is to provide the Board with deeper insight into key areas of strategic focus. The sessions are structured to allow for plenty of opportunity for discussion and include presentations and videos.

In 2016 ‘deep dive’ sessions were held on the following topics:

– Commercial Banking

– Customer perspective

– Data infrastructure and information security

– Consumer Finance

– Customer segmentation

– Retail product pricing

Board strategy offsite

The Board sets aside time each year outside of the annual Board calendar to hold a strategy offsite giving the Directors the opportunity to solely focus on strategic issues.

This year the Board and the GEC held a two day offsite in June to discuss the strategic challenges and opportunities the Group faces in the future, based on four scenarios for how banking could evolve over the next ten years. The offsite enabled the Board to take a view of the longer-term outlook for the Group. The Board debated the transformation required to be ‘Bank of the Future’ in order to underpin continued competitive success. This will provide the backdrop to the next phase of strategic development, on which the Group will report later in 2017.

The agenda included case studies from banking and other industries, and presentations from senior management and smaller break-out sessions on specific topics.

The offsite concluded with a group discussion leveraging the broad range of experience and perspectives from across the Board.

Creating the best customer experience	Becoming simpler and more efficient	Delivering sustainable growth

Board visit to Halifax

Over two days in November the Board visited the Group’s Halifax offices. In addition to the Board and Committee meetings, a separate strategy meeting, attended by GEC members, was held reviewing the Group operating plan. During the visit, the Chairman and several Non-Executive Directors, spent half a day with some of the c3,000 colleagues based in Halifax. The visit included a walk through the Mortgage Transformation lab to learn about the improvements being made to the customer mortgage journey.

The Chairman and Non-Executive Directors also spent time with the Banking Complaints Team, where they followed a complaint through to its outcome and joined a ‘huddle’ discussing how Financial Ombudsmen Service learnings could be used to ensure fair customer outcomes in the future.

Chairman’s engagement programme

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

SHOWING SUPPORT FOR CUSTOMERS AND THE COMMUNITY

In September, Lord Blackwell spent two days in Aberdeen where he met with more than 100 business customers. During his visit, he delivered the keynote speech at a dinner for customers and local influencers, emphasising the Group’s vital role in helping Britain prosper and the importance of building long-term customer relationships. At a breakfast for Mid Markets clients and local business leaders, he outlined his views on the economy and the importance of supporting local businesses.

Lord Blackwell also found time to host a Town Hall and Q&A session for colleagues at the Group’s Albyn Place office. His final stop was an inspiring visit to Fly Cup Catering in Inverurie, a charity funded by the Bank of Scotland Foundation which provides catering training, employment experience and placements for adults with learning difficulties.

Speaking about the visit, he said: ‘I came away enthused by the commitment and enthusiasm of everyone I met, and by the general sense of cautious optimism from our commercial clients and relationship managers. It is extremely helpful to me to hear these perspectives first hand and to meet more of our tremendous colleagues.’

CORPORATE GOVERNANCE

EFFECTIVENESS

BOARD INDUCTION

The Chairman personally ensures that on appointment each Director receives a full, formal and tailored induction. The emphasis is on ensuring the induction brings the business and its issues alive for the new Director, taking account of the specific role they have been appointed to fulfil and the skills/experience of the Director to date.

Directors who take on or change roles during the year attend induction meetings in respect of those new roles.

An outline of the induction programme is set out on page 160 and Deborah McWhinney and Stuart Sinclair share their experiences on joining the Board on page 166.

PROFESSIONAL DEVELOPMENT AND TRAINING

The Chairman leads the learning and development of Directors and the Board generally and regularly reviews and agrees with each Director their training and development needs.

Ample opportunities, support and resources for learning are provided through a comprehensive programme, which is in place throughout the year comprising both formal and informal training and information sessions.

The Company Secretary maintains a training and development log for each Director.

TIME COMMITMENTS

Non-Executive Directors are required to devote such time as is necessary for the effective discharge of their duties. The estimated minimum time commitment set out in the terms of appointment is 35-40 days per annum including attendance at Committee meetings. For Committee Chairmen and the Senior Independent Director, this increases to a minimum of 45 to 50 days. As described elsewhere , the time devoted on the Group’s business by the Non-Executive Directors is in reality considerably more than the minimum requirements.

Executive Directors are restricted to taking no more than one non-executive director role in a FTSE 100 company and may not take on the chairmanship of such a company. The Chairman is committed to this being his primary role, limiting his other commitments to ensure he can spend as much time as the role requires. In February 2016, the Chairman retired as Chairman of Interserve plc. The Chairman’s biography can be found on page 117.

CONFLICTS OF INTEREST

The Board has a comprehensive procedure for reviewing and, as permitted by the Companies Act 2016 and the Company’s articles of association, approving actual and potential conflicts of interests.

Directors have a continuing duty to notify the Chairman and Company Secretary as soon as they become aware of actual or potential conflict situations. Changes to the commitments of all Directors are reported to the Nomination and Governance Committee and the Board and a register of potential conflicts and time commitments is regularly reviewed and authorised by the Board to ensure the authorisation status remains appropriate.

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

Stuart Sinclair is Senior Independent Director at both QBE Insurance (Europe) Limited, a general insurance and reinsurance company, and Swinton Group Limited, an insurance broker for home and motor insurance. The Board has recognised that potential conflicts may arise in relation to his position at QBE Insurance and in relation to Swinton Group. The Board has authorised the potential conflicts and requires Mr Sinclair to recuse himself from discussions, should the need arise.

ACCESS TO ADVICE

The Group provides access, at its expense, to the services of independent professional advisers in order to assist Directors in their role. Board Committees are also provided with sufficient resources to undertake their duties. All Directors, including Non-Executive Directors, have access to the services of the Company Secretary in relation to the discharge of their duties.

CORPORATE GOVERNANCE

BOARD INDUCTION PROGRAMME

Core programme

– Strategic and corporate induction

– Governance and Director responsibilities

– Senior Managers and Certification Regime

– Detailed risk induction programme

– Detailed briefings on each of the Group’s business divisions

– Branch and site visits

– Opportunity to meet with major shareholders as requested

One-to-one briefings	– Chairman – Company Secretary – Executive Directors – GEC members – Group Audit Director – Senior executives from across the Group
Bespoke programme	– The Chairman personally ensures a new Director receives a tailored induction. – Specific briefings are provided on the Committees on which the new Director will serve.
Briefing and reading materials Briefing and reading materials are made available on the Board portal.

PROFESSIONAL DEVELOPMENT AND
TRAINING PROGRAMME AT A GLANCE

BOARD EFFECTIVENESS

The Chairman of the Board leads the annual review of the Board’s effectiveness and that of its Committees and individual Directors with the support of the Nomination and Governance Committee, which he also chairs. The annual evaluation is facilitated externally at least once every three years.

2016 EVALUATION OF THE BOARD’S PERFORMANCE

The 2016 evaluation was conducted internally between November 2016 and December 2016 by the Company Secretary, and was overseen by the Nomination and Governance Committee.

The 2016 review sought the Directors’ views on a range of topics including: strategy; planning and performance; risk and control; Board composition and size; balance of skills and experience; diversity; culture and dynamics; the Board’s calendar and agenda; the quality and timeliness of information; and support for Directors and Committees.

If Directors have concerns about the Company or a proposed action which cannot be resolved, it is recorded in the Board minutes. Also on resignation, Non-Executive Directors are encouraged to provide a written statement of any concerns to the Chairman, for circulation to the Board. No such concerns were raised in 2016 and up to the date of the annual report.

Anthony Watson, Senior Independent Director, is due to retire at the 2017 AGM. At the time of the 2017 AGM, he will have served on the Board for more than eight years and therefore, in compliance with the Code, his review was particularly rigorous.

OUTCOME OF 2016 BOARD EFFECTIVENESS REVIEW

The reviews concluded that the performance of the Board, its Committees, the Chairman and each of the Directors continues to be effective. All Directors demonstrated commitment to their roles.

Many Directors commented favourably on the performance of the Board as a whole, describing it as hardworking, collegiate, questioning and highly engaged. Developments during 2016, including the continued use of deep dives, the establishment of sub-committees of the Board Risk Committee and the Cyber Security Advisory Panel have generally been welcomed and Directors have commented on the high quality of debate within the Board. Highlights mentioned by several Directors were the strategy offsite in June and governance of the acquisition of the MBNA UK consumer credit card business, where the Board was highly engaged in oversight and challenge of the acquisition process. Directors also spoke highly of the work done by the Chairman and the Chairs of the Committees in structuring agendas and ensuring that business is covered at the meetings.

RECOMMENDATIONS FROM THE 2016 BOARD EFFECTIVENESS REVIEW (INTERNAL)

The review identified a number of actions to maintain and improve the Board’s effectiveness.

Volume of Board/Committee papers

The most common observation by Directors concerned the volume of information which they received. Directors would like to receive more concise reports with clearer signposting of the key issues.

corporate governance

Links to strategy

Several Directors said they would welcome more frequent linkage to strategy in the regular business of the Board.

Conduct of Board/Committees

Several Directors said that they would value more time in agendas for discussion, while recognising the pressures on meeting time.

2016 EVALUATION PROCESS
Step 1 Detailed questionnaire completed by each Director
Step 2 Individual meetings held between each Director and the Company Secretary
Step 3 Evaluation of the findings by the Company Secretary and report prepared
Step 4 Draft conclusions discussed by the Company Secretary with the Chairman
Step 5 Discussion of the Company Secretary’s report and draft conclusions and actions agreed
Chairman’s evaluation
The Senior Independent Director carried out the evaluation of the Chairman’s performance using a questionnaire and individual meetings with Directors other than the Chairman. The outcome of the evaluation of the Chairman’s performance was discussed by the Directors in the absence of the Chairman.

2015 BOARD EFFECTIVENESS REVIEW (EXTERNAL)

In accordance with the three year cycle, the 2015 evaluation was facilitated externally by JCA Group between October 2015 and January 2016. The review was commissioned by the Chairman, assisted by the Company Secretary and overseen by the Nomination and Governance Committee. A summary of the Board’s progress against the actions arising from the 2015 effectiveness review are set out below.

Recommendations	Actions taken/progress
STRATEGY
– Continue to focus on strategy, with particular attention to the longer term horizon and the impact of the changing technology and competitive landscape

– 2016 strategy offsite focused on reviewing future environment and business model

– Regular Board deep dives and discussion topics related to digital disruption and strategic development held during the year

SUCCESSION PLANNING – Maintain a proactive approach to succession planning for Executive and Non-Executive Directors and for senior management

– Non-Executive Director discussion on Executive succession carried out

– Non-Executive Directors are informed about and able to input on Group Chief Executive succession planning

– Chairman and Nomination and Governance Committee continued to review Non-Executive Director profile and succession

BOARD INFORMATION

– Continue the progress made in 2015 in ensuring that information provided to the Board and its Committees is clear, concise, relevant and focused

– Review and continue to evolve metrics used to assess business performance to ensure that they provide an appropriate level of detail and insight for the Board

– Continued progress on reducing unnecessary material and presentations

– Revised Board template and guidance in place

– Regular reporting on business performance has continued to develop in response to Board feedback

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

In establishing and reviewing the risk management and internal control systems, the Directors carried out a robust assessment of the principal risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity, the likelihood of a risk event occurring and the costs of control. The process for identification, evaluation and management of the principal risks faced by the Group is integrated into the Group’s overall framework for risk governance. The Group is forward-looking in its risk identification processes to ensure emerging risks are identified. The risk identification, evaluation and management process also identifies whether the controls in place result in an acceptable level of risk. At Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the Group Risk Committee, Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a monthly view of the Group’s overall risk profile, key risks and management actions, together with performance against risk appetite and an assessment of emerging risks which could affect the Group’s performance over the life of the operating plan. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is provided within the risk management report on pages 38 to 59. The Board concluded that the Group’s risk management arrangements are adequate to provide assurance that the risk management systems put in place are suitable with regard to the Group’s profile and strategy.

corporate governance

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

The Group’s risk management and internal control systems are regularly reviewed by the Board and are consistent with the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting issued by the Financial Reporting Council and compliant with the requirements of CRD IV. They have been in place for the year under review and up to the date of the approval of the annual report. The Group has determined a pathway to compliance with BCBS 239 risk data aggregation and risk reporting requirements and continues to actively manage enhancements.

CONCLUSION

Our Controls Frameworks are continuously improved and enhanced, addressing known issues and keeping pace with the dynamic environment. Progress continues to be made in IT, Cyber, and Financial Crime. The 2016 CER assessment provides reasonable assurance that the Group’s controls are effective or that where control weaknesses are identified, they are subject to management oversight and action plans. The Audit Committee, in conjunction with the Board Risk Committee, concluded that the assessment process was effective and recommended them to the Board for approval.

REMUNERATION

The statement by the Chairman of the Remuneration Committee, the Directors’ Remuneration policy and the Directors’ Remuneration Implementation Report are set out on pages 120 to 151.

SPOTLIGHT ON SUBSIDIARY GOVERNANCE

The Group conducts the majority of its business through a number of subsidiary entities. The Corporate Governance Framework sets out minimum governance standards and a subsidiary directors’ handbook sets out detailed guidance on the role and responsibilities of a subsidiary director.

An annual certification process, at individual entity level, of compliance with the minimum governance standards set out in the Corporate Governance Framework enhances management of any legal, regulatory and reputational risks associated with the Group’s subsidiary entities. The process provides GEC members with additional oversight of subsidiary entities within their respective business area, including an escalation process for any matters of non-compliance. In addition, the process provides continued focus on simplification of the Group’s legal entity structure through consideration of the lifecycle of each entity.

Scottish Widows Group Limited

The Board of the Group’s insurance subsidiary, Scottish Widows Group Limited, which also sits as the Board of its major subsidiaries, is chaired by a Non-Executive member of the Lloyds Banking Group Board and contains a balance of independent Non-Executive Directors, Group executives (serving as Non-Executives) and Insurance Division executives. This composition supports its legal and regulatory requirements for independent decision making within the overall framework of Group policies and controls.

SHAREHOLDER RELATIONSHIPS

The Board recognises and values greatly the need to deliver a programme of engagement that offers all shareholders the opportunity to receive Company communications and to share their views with the Board.

The Group has a diverse range of shareholders and investors with different communication and engagement needs which are addressed by specialist teams.

The Group’s website enables access to documents and communications as soon as they are published, including a live webcast of the AGM. Recordings of webcasts and other analyst presentations are also available.

RELATIONSHIPS WITH INSTITUTIONAL INVESTORS

Investor Relations has primary responsibility for managing and developing the Group’s external relationships with existing and potential institutional equity investors and analysts. With support from senior management, they achieved this through a combination of more than 1,100 meetings and various presentations in 2016. The presentations were primarily aligned to results and included content on strategic progress and financial and operational performance.

In addition to this direct shareholder engagement, Investor Relations provides regular reports to the executive team and Board on key market issues and shareholder concerns.

CORPORATE GOVERNANCE MEETING WITH INSTITUTIONAL SHAREHOLDERS

In October 2016, the Chairman hosted a meeting with a number of large institutional shareholders focused on the Group’s corporate governance arrangements. Following an overview from the Chairman on the Group’s strategy and culture and Board governance, the shareholders heard from each of the Chairmen of the Audit, Board Risk, Remuneration and Responsible Business Committees and the Senior Independent Director. The meeting was also attended by the Company Secretary and the Group Investor Relations Director. The meeting was structured to allow for an open dialogue and discussion on the matters of importance to institutional shareholders. Those in attendance were especially interested in hearing about the Group’s approach to becoming a more responsible business.

CORPORATE GOVERNANCE

GOVERNANCE AND EXECUTIVE REMUNERATION

Lord Blackwell (Chairman and Chairman of the Nomination and Governance Committee) and Anita Frew (Deputy Chairman and Chairman of the Remuneration Committee) participated in meetings and discussions with investors and other stakeholders, including the Group’s regulators, regarding governance and the strategic direction of the Group. They also engaged with proxy advisors, regulators and shareholders on issues relating specifically to executive remuneration.

RELATIONSHIPS WITH RETAIL SHAREHOLDERS

The Company Secretary has a team dedicated to engage with retail shareholders who, with support from the Company’s registrar Equiniti Limited, deliver the Group’s shareholder service strategy, including the AGM. Group Secretariat provides feedback to the Board and appropriate Committees to ensure the views of retail shareholders are received and considered.

ANNUAL GENERAL MEETING 2016 AT A GLANCE

The AGM is an opportunity for shareholders to hear directly from the Board on the Group’s performance and strategic direction, and importantly, to ask questions.

–	nearly 200 shareholders represented
–	over 70 per cent of total voting rights voted
–	over 97 per cent of votes cast ‘in favour’ of the Directors’ Remuneration Report
–	all resolutions voted on by way of a poll

STATEMENT OF COMPLIANCE

UK Corporate Governance Code - The UK Corporate Governance Code 2014 (the ‘Code’) applied to the 2016 financial year. The Group confirms that it applied the main principles and complied with all provisions of the Code throughout the year, and that it has applied the UK Corporate Governance Code 2016 since its financial year end. The Code is publicly available at www.frc.org.uk

The British Bankers’ Association Code for Financial Reporting Disclosure - The Group has adopted the British Bankers’ Association’s Code for Financial Reporting Disclosure and its 2016 financial statements have been prepared in compliance with its principles.

CORPORATE GOVERNANCE

NOMINATION AND GOVERNANCE COMMITTEE REPORT

We are committed to the highest standards of corporate governance, designed to ensure rigour in the Board’s discussions and decision making

	Committee meetings

	Eligible to attend	Attended
Committee Chairman
Lord Blackwell	5	5
Committee members who served during 2016
Alan Dickinson	5	5
Anita Frew	5	5
Nick Luff[1]	5	4
Anthony Watson	5	5

1	Mr Luff was unable to attend the February Committee meeting due to a prior commitment.

A key priority for the Committee, under my leadership, is to keep the composition of the Board and its Committees under review and to make appropriate recommendations to the Board. There were two changes to the Board in 2016. Stuart Sinclair joined the Board in January 2016 and Dyfrig John retired from the Board in May 2016. Stuart’s appointment followed that of Deborah McWhinney, who joined the Board in December 2015.

A number of Board changes have been agreed since the year end. Anthony Watson, our Senior Independent Director, will retire at the 2017 AGM after serving more than eight years on the Board, and Nick Luff, an independent Non-Executive Director and Chairman of the Audit Committee, has notified the Board that in light of his other commitments he does not intend to seek re-election at the 2017 AGM. On the Committee’s recommendation, the Board has appointed Anita Frew to succeed Anthony as Senior Independent Director, which she will combine with the role of Deputy Chairman. Anita’s significant board, financial and investment management experience, including as a Senior Independent Director, make her ideally suited to take on this role. On the Committee’s recommendation, the Board has appointed Simon Henry to succeed Nick as Chairman of the Audit Committee. Simon has been a member of the Audit Committee since June 2014 and his background and experience enable him to fulfil the role of Audit Committee Chairman and for SEC purposes the role of Audit Committee financial expert.

The Committee will continue to keep under review the structure, size and composition of the Board and its Committees and to make appropriate recommendations to the Board.

Another important role for the Committee is ensuring the adequacy of succession planning, including contingency arrangements, both for Board appointments and key senior management roles. An in-depth review was conducted during the year of the Group’s talent management approach and succession pipeline and this will continue to be a focus during 2017.

Lord Blackwell

Chairman, Nomination and Governance Committee

COMMITTEE PURPOSE AND RESPONSIBILITIES

The purpose of the Committee is to keep the Board’s governance, composition, skills, experience, knowledge, independence and succession arrangements under review and to make appropriate recommendations to the Board to ensure the Company’s arrangements are consistent with the highest corporate governance standards.

The Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. The Committee’s terms of reference can be found at www.lloydsbankinggroup.com/our-group/corporate-governance

COMMITTEE COMPOSITION, SKILLS AND EXPERIENCE

To ensure a broad representation of experienced and independent Directors, membership of the Committee comprises the Chairman, the Deputy Chairman, who is also the Chairman of the Remuneration Committee, the Senior Independent Director, the Chairman of the Audit Committee and the Chairman of the Risk Committee. The Group Chief Executive attends meetings as appropriate.

ANNUAL EFFECTIVENESS REVIEW

During the year, the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review.

HOW COMMITTEE MEETINGS ARE RUN

The management of the Committee is in keeping with the basis on which meetings of the Board are managed, as detailed on page 155. Its structure facilitates open discussion and debate, with steps taken to ensure adequate time for members of the Committee to consider proposals which are put forward.

MATTERS CONSIDERED BY THE COMMITTEE

During the year the Committee considered a number of issues relating to the Group’s governance arrangements, both internal and external. It assisted the Chairman in keeping the composition of the Board and its Committees under review and to lead the appointment process for nominations to the Board.

These issues are summarised on the next page.

CORPORATE GOVERNANCE

HOW THE NOMINATION AND GOVERNANCE COMMITTEE SPENT ITS TIME IN 2016

KEY ISSUES	COMMITTEE REVIEW AND CONCLUSION
Board and Committee size and composition	During the year the Committee, led by the Chairman, continued to keep under review the structure, size and composition of the Board and its Committees and to make appropriate recommendations to the Board.
The Board should be of sufficient size to reflect a broad range of views and perspectives whilst allowing all Directors to participate effectively in meetings. The Board currently comprises three Executive Directors, nine independent Non- Executive Directors and the Chairman who was independent on appointment.
Details of Board changes are set out on page 164.
Succession planning	The Committee, led by the Chairman, continued to keep the adequacy of succession arrangements under review to ensure the desired mix of skills and experience of Board members now and in the future. Full details of the Group’s approach to succession planning can be found on the next page.
Diversity policy	The Committee reviewed the Board Diversity Policy in light of new and emerging best practice and recommended to the Board a specific target to maintain at least three female Board members and to take opportunities to increase the number of female Board members over time. The Board Diversity Policy is set out below.
Effectiveness	The Committee oversaw the annual evaluations of the performance of the Board and its Committees. In January 2016, the Committee reviewed the findings of the 2015 Board Effectiveness Review and recommended actions to the Board to address the areas identified for improvement. Progress against the plan was reviewed during the year. In preparation for the 2016 Board Effectiveness Review, the Committee made recommendations to the Board on the process and timing of the review, which was carried out internally by the Company Secretary. Full details of the 2016 Board Effectiveness Review together with details of the progress against the 2015 review actions are set out on page 160.
Corporate governance

In 2016, the Committee:

– oversaw the annual review of the Corporate Governance Framework, including the amendments necessary to accommodate the SM&CR and recommended it to the Board for approval

– received regular corporate governance updates from the Company Secretary

– recommended to the Board a revised share dealing policy for Directors and GEC in light of the new Market Abuse Regulation

– reviewed reports from the Chairman on communications from shareholders

– received updates on the SM&CR

– approved the appointment of Trustees to the Bank’s Foundations

– received updates on ring-fencing governance

Independence and time commitments

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

Based on its assessment for 2016, the Committee is satisfied that, throughout the year, all Non-Executive Directors remained independent as to both character and judgement.

The Committee reviewed the role, including capabilities and time commitment, of the Chairman, Deputy Chairman, Senior Independent Director, Non-Executive Directors, the Group Chief Executive and Executive Directors and found them to be appropriate.

BOARD DIVERSITY POLICY

The Board places great emphasis on ensuring that its membership reflects diversity in its broadest sense. A combination of demographics, skills, experience and personal attributes on the Board is important in providing a range of perspectives, insights and challenge needed to support good decision making.

New appointments are made on merit, taking account of the specific skills and experience needed to ensure a rounded Board and the diversity benefits each candidate can bring to the overall Board composition. On gender diversity the Board has a specific target to maintain at least three female Board members and, recognising the emerging target for FTSE companies to move towards 33 per cent female representation, to take opportunities to increase the number of female Board members over time where that is consistent with other skills and diversity requirements.

The Board also places high emphasis on ensuring the development of diversity in the senior management roles within the Group and supports and oversees the Group’s objective of achieving 40 per cent of senior roles held by female executives by 2020, along with other metrics which promote the engagement of other underrepresented groups within the business. This is underpinned by a range of policies within the Group to help provide mentoring and development opportunities for female executives and to ensure unbiased career progression opportunities. Progress on this objective is monitored by the Board and built into its assessment of executive performance.

A copy of the Board Diversity Policy is available on our website at www.lloydsbankinggroup.com/our-group/responsible-business.

Female representation on the Board is currently 23 per cent (based on three female directors and 10 male directors).
165

CORPORATE GOVERNANCE

OUR APPROACH TO SUCCESSION PLANNING

Good succession planning contributes to the delivery of the Group’s strategy by ensuring the desired mix of skills and experience of Board members now and in the future. The Board is also committed to recognising and nurturing talent within executive and management levels across the Group to ensure the Group creates opportunities to develop current and future leaders. The role of succession planning in promoting diversity is recognised and the Group has a range of policies which promote the engagement of underrepresented groups within the business in order to build a diverse talent pipeline.

BOARD SIZE AND COMPOSITION

Under the leadership of the Chairman, the Committee continued to keep under review the structure, size and composition of the Board and its Committees. At the core of the process is an ongoing assessment led by the Chairman of the collective Board’s technical and governance skill set. From this the Chairman creates a board skills matrix which the Committee uses to track the Board’s strengths and identify gaps in the desired collective skills profile of Board members, giving due weight to diversity in its broadest sense. Recommendations are made to the Board as appropriate.

SENIOR MANAGEMENT SUCCESSION

During the year, the Committee, led by the Chairman, also reviewed the succession plans for the Group Chief Executive and other key senior management roles.

The Committee’s review was shaped by an in-depth review and broader discussion by the Non-Executive Directors of the Group’s talent management approach and succession pipeline for key senior executive roles. This annual talent review allows the Board to identify talent and ensure the Group has the right succession plans and development programmes in place. The review noted the work done to strengthen the approach to talent and development during the year, including the extension of the annual talent review programme and improved tracking and review of succession plans. There was recognition of the further work to be done to continue to increase the diversity of the succession pipeline. The robustness of the succession plans for the Group Chief Executive and other key senior management roles in terms of contingency arrangements and over the medium to longer term were also reviewed.

BOARD INDUCTION

DEBORAH MCWHINNEY AND STUART SINCLAIR SHARE THEIR INSIGHTS

Deborah McWhinney and Stuart Sinclair who joined the Board in December 2015 and January 2016 respectively, share their insights on their induction and first year on the Board

HOW DID THE INDUCTION PROGRAMME HELP YOU PREPARE FOR YOUR ROLE ON THE BOARD?	HOW WILL YOU REFLECT ON YOUR FIRST YEAR ON THE BOARD?

Deborah	Deborah

I found the programme very well structured and comprehensive. There was a good mix of formal presentations and more informal sessions. It really brought the business and its issues alive for me and, having spent my career in the United States, the tailored and in-depth overview of the UK regulatory landscape was especially instructive.

Colleagues were always very open and willing to spend time with me to ensure my questions were fully answered. The level of openness within the senior management team is reflective of the Group’s wider culture.

I have extensive experience in managing IT operations and digital innovations. I was therefore delighted to be asked to join the new sub-committee of the Board Risk Committee, solely focusing on IT resilience and cyber security, bringing an independence of judgement and challenge to Board discussions.

What also struck me during my first year is the very genuine commitment to diversity in its broadest sense. There is a real understanding that diversity is more than gender, it’s a ‘frame of mind’ that helps bring diversity of thought to Board debate and conversations. I support the Group’s diversity programmes through mentoring women in senior roles and by speaking at diversity events.

Stuart	Stuart

I have been through quite a few inductions over the years and what was especially effective about the Group’s induction was the mixture of highly structured overviews on key topics such as capital, liquidity and conduct, together with self-selected ‘top-ups’ and site visits. Attending functions, conferences, product forums, customer focus groups and branches provided valuable context too.

At all times colleagues were welcoming and never failed to find answers to my questions. As a newly appointed Non-Executive Director, I felt that a ‘go anywhere, ask anything’ culture was apparent.

I have really enjoyed my first year on the Board because the Group to me was a mixture of relatively familiar topics such as retail network analysis, product testing, capital models and conduct requirements and newer topics such as ring-fencing.

Board and Committee meetings are open, fact-based and collegiate in the best sense: on any given topic there will typically be both experts and generalists. The Board culture works to draw all Directors into the subject, allowing for appropriate consideration and challenge from many angles, which enables an appropriate decision to be reached.

CORPORATE GOVERNANCE

AUDIT COMMITTEE REPORT

It is the Audit Committee’s job to review the integrity of the financial statements and the effectiveness of the internal and external auditor. The Audit Committee has delivered on its responsibilities

	Committee meetings

	Eligible to attend	Attended
Committee Chairman
Nick Luff	8	8
Committee members who served during 2016
Alan Dickinson	8	8
Anita Frew	8	8
Simon Henry	8	4	[1]
Deborah McWhinney	8	8
Nick Prettejohn	8	7	[2]
Anthony Watson	8	8

1	Mr Henry was unable to attend Audit Committee meetings in January, July, October and December due to prior executive commitments. Mr Henry will succeed Mr Luff as Audit Committee Chairman following Mr Luff’s retirement at the AGM in May 2017. Prior to taking on the Chairmanship of the Audit Committee, Mr Henry is retiring as Chief Financial Officer of Royal Dutch Shell plc in March 2017.

2	Mr Prettejohn was unable to attend the June Audit Committee meeting due to a prior commitment.

Throughout 2016, the Audit Committee has continued to focus on its key objectives, overseeing financial reporting, internal controls, whistleblowing, and internal and external audit.

Overseeing financial reporting requires an assessment of key accounting judgements and related disclosures. The cost of redress relating to Payment Protection Insurance (PPI) has been substantial, and accounting provisions for this cost remain the most significant judgement made in drawing up the Group’s financial statements.

Estimates of the cost have changed as complaint trends and regulatory factors have evolved. The Committee has reviewed these estimates, and challenged the assumptions behind them, as well as ensuring that appropriate disclosures have been made to explain the uncertainties that remain.

The Committee also considered other areas of significant judgement that were relevant to the financial statements. These included other conduct provisions, loan impairments, tax matters, actuarial assumptions for insurance and pension accounting, and the appropriate classification of gilts held by the Group for liquidity purposes. Further details are set out in this report.

The transformation of the internal audit function has also been a focus for the Committee. This has included reviewing the scope and direction of internal audit’s work, overseeing changes to the leadership of the function, supporting independence of audit, and encouraging improved reporting of audit findings. The Committee has also monitored the effectiveness of the external audit as the new lead audit partner was introduced.

Nick Luff

Chairman, Audit Committee

COMMITTEE PURPOSE AND RESPONSIBILITIES

The purpose of the Committee is to monitor and review the Group’s financial and narrative reporting arrangements, the effectiveness of the internal controls over financial reporting and the risk management framework, whistleblowing arrangements and each of the internal and external audit processes.

The Audit Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. A full list of responsibilities is detailed in the Committee’s terms of reference, which can be found at www.lloydsbankinggroup.com/our-group/corporate-governance

COMMITTEE COMPOSITION, SKILLS AND EXPERIENCE

The Committee acts independently of the executive to ensure that the interests of the shareholders are properly protected in relation to financial reporting and internal control.

All members of the Committee are independent Non-Executive Directors with competence in the financial sector with the Committee as a whole having competence relevant to the financial sector. Nick Luff is a Chartered Accountant and has significant financial experience in the UK listed environment enabling him to fulfil the role of Audit Committee Chairman, for the purposes of the UK Corporate Governance Code (the ‘Code’) as a member having recent and relevant financial experience, and for SEC purposes, the role of Audit Committee financial expert. In addition, Simon Henry is a Chartered Global Management Accountant and has extensive knowledge of financial markets, treasury and risk management, and also qualifies as a member having recent and relevant financial experience under the Code and an Audit Committee financial expert under SEC rules.

HOW COMMITTEE MEETINGS ARE RUN

The management of the Committee is in keeping with the basis on which meetings of the Board are managed, as detailed on page 155. Its structure facilitates open discussion and debate, with steps taken to ensure adequate time for members of the Committee to consider proposals which are put forward.

During the course of the year, the Committee held separate sessions with the internal and external audit teams, without members of the executive management present.

Based on the outcome of the annual board effectiveness review in 2015 additional training for Committee members has been introduced. Targeted training on risk weighted assets, derivative accounting, IFRS9 and insurance accounting has been provided. This year’s annual effectiveness review confirmed the Committee met its key objectives and carried out its responsibilities effectively.

CORPORATE GOVERNANCE

Whilst the Committee’s membership comprises the Non-Executive Directors noted above, all Non-Executive Directors may attend meetings as agreed with the Chairman of the Committee. The Interim Group Audit Director, the external auditor, the Group Chief Executive, the Chief Financial Officer and the Chief Risk Officer also attend meetings of the Committee as appropriate.

During the year the Committee considered a number of issues relating to the Group’s financial reporting, these issues are summarised below, including discussion of the conclusions the Committee reached, and the key factors considered by the Committee in reaching its conclusions.

In addition, the Committee considered a number of other significant issues not related directly to financial reporting, including internal controls, internal audit and external audit. These issues are also discussed in detail in the next section, including insight into the key factors considered by the Committee in reaching its conclusions.

MATTERS CONSIDERED BY THE COMMITTEE

HOW THE AUDIT COMMITTEE SPENT ITS TIME IN 2016

FINANCIAL REPORTING

During the year, the Committee considered the following significant financial issues in relation to the Group’s financial statements and disclosures, with input from management, Group Audit and the external auditor:

KEY ISSUES	COMMITTEE REVIEW AND CONCLUSION

Payment Protection Insurance (PPI)

In determining the adequacy of the provision for redress payments and administration costs in connection with the mis-selling of PPI the Group makes a number of assumptions based on management judgement. Such assumptions include the number of future complaints that will be received and the extent to which they will be upheld; average redress payments; and related administrative costs.

The Group provided a further £1,350 million to cover further operating costs and redress, including the impact of an August 2019 industry deadline. To 31 December 2016, the Group has provided a total of £17,375 million in respect of PPI mis-selling redress and administration costs.

– The Committee continued to challenge the assumptions made by management to determine the provision for PPI redress and administration costs. The Committee oversaw continued use of sensitivities reflecting the uncertainty that remains around the ultimate cost of PPI redress.

– The Committee also reviewed management’s assessment of the impact of the Financial Conduct Authority’s industry deadline of August 2019 for consumers to make their PPI complaints and final rules and guidance that should apply when firms handle complaints in light of the decision in the Plevin case.

– Group Audit undertook periodic agreed upon procedures over the process used by management to calculate the PPI provision. Procedures undertaken were designed to identify the use of reasonable, consistent and supportable assumptions and inputs. No items were raised by exception for consideration by the Committee.

– The Committee concluded that the provision for PPI redress and the Group’s external disclosures were appropriate.

– The disclosures relating to PPI are set out in note 38: ‘Other provisions’ on page F-56 of the financial statements.

Other conduct provisions

The Group has also made provisions totalling £1,085 million in respect of other conduct matters, including £280 million for packaged bank accounts and £261 million for secured and unsecured arrears handling activities.

– For packaged bank accounts, the Committee has continued to monitor the utilisation of the provision and management’s assessment of both the remaining exposure and the additional provisions required. This has included reviewing the expected level of complaints and the average redress payments.

– The Committee has understood the basis for determining the provision in respect of the Group’s secured and unsecured arrears handling activities. The provision includes the cost of both identifying and rectifying the customers affected.

– Group Audit undertook periodic agreed upon procedures over the process that has been used by management to calculate the extent of conduct related provisions. Procedures undertaken were designed to identify the use of reasonable, consistent and supportable assumptions and inputs. No items were raised by exception for consideration by the Committee.

– The Committee was satisfied that the provisions for other conduct matters were appropriate. The disclosures relating to other conduct provisions are set out in note 38: ‘Other provisions’ on page F-56 of the financial statements.

Allowance for impairment losses on loans and receivables Determining the appropriateness of impairment losses requires the Group to make assumptions based on management judgement.

– The Committee challenged the level of provisions made and the assumptions used to calculate the impairment provisions held by the Group.

– Group Audit has provided assurance to the Audit Committee that the impairment governance processes are effective.

– The Committee was satisfied that the impairment provisions were appropriate. The disclosures relating to impairment provisions are set out in note 52: ‘Financial risk management’ on page F-87 of the financial statements.

CORPORATE GOVERNANCE

KEY ISSUES	COMMITTEE REVIEW AND CONCLUSION

Recoverability of the deferred tax asset

A deferred tax asset can be recognised only to the extent that it is recoverable. The recoverability of the deferred tax asset in respect of carry forward losses requires consideration of the future levels of taxable profit in the Group.

– The Committee considered the recognition of deferred tax assets, in particular the forecast taxable profits based on the Group’s operating plan, the split of these forecasts by legal entity and the Group’s long-term financial and strategic plans.

– The Committee agreed with management’s judgement that the deferred tax assets were appropriately supported by forecast taxable profits, taking into account the Group’s long-term financial and strategic plans. The disclosures relating to deferred tax are set out in note 37: ‘Deferred tax’ on page F-53 of the financial statements.

Uncertain tax positions The Group has open tax matters which require it to make judgements about the most likely outcome for the purposes of calculating its tax position.

– The Committee took account of the respective views of both management and the relevant tax authorities when considering the uncertain tax positions of the Group. The Committee also understood the external advice obtained by management to support the views taken.

– The Committee was satisfied that the provisions and disclosures made in respect of uncertain tax positions were appropriate. The relevant disclosures are set out in note 48: ‘Contingent liabilities and commitments’ on page F-68 of the financial statements.

Retirement benefit obligations The Group must make both financial and demographic assumptions of a judgemental nature to determine the value of the defined benefit obligation.

– The Committee considered the financial and demographic assumptions used to determine the defined benefit liabilities, in particular mortality assumptions and the discount rate, which have been updated to reflect recent experience.

– The Committee was also satisfied that the Group’s quantitative and qualitative disclosures made in respect of retirement benefit obligations are appropriate. The relevant disclosures are set out in note 36: ‘Retirement benefit obligations’ on page F-47 of the financial statements.

Value-In-Force (VIF) asset and insurance liabilities Determining the value of the VIF asset and insurance liabilities is judgemental and requires economic and non-economic actuarial assumptions.

– The Committee challenged the economic and non-economic actuarial assumptions made by management which underpin the calculation of the VIF asset and the insurance liabilities. The Committee also reviewed the movements in the key assumptions since 31 December 2015.

– The Committee was satisfied that the value of the VIF asset and insurance liabilities were appropriate. The disclosures are set out in note 24: ‘Value of in-force business’ on page F-38 and note 32: ‘Liabilities arising from insurance contracts and participating investment contracts’ on page F-42 of the financial statements.

Reclassification of gilts held within the liquidity portfolio Determining the appropriate accounting treatment for gilts held within the liquidity portfolio.

– During the year, the Group reclassified approximately £20 billion of gilts within the liquidity portfolio as ‘available-for-sale’; the gilts were previously classified as ‘held-to-maturity’.

– The Committee considered and was satisfied with management’s assessment of the circumstances which support the reclassification of the gilts, the appropriateness of the accounting treatment and related disclosure.

– The disclosure is set out in note 49: ‘Financial instruments’ on page F-71 of the financial statements.

One-off transactions Determining the appropriate accounting for certain one-off transactions requires management to assess the facts and circumstances specific to each transaction.

– The sale of Visa Europe is one example of one-off transactions considered by the Audit Committee during the year.

– The Committee was satisfied that the accounting treatment of the sale was appropriate.

OTHER SIGNIFICANT ISSUES

The following matters were also considered by the Committee:

RISK MANAGEMENT AND INTERNAL CONTROL SYSTEMS

Full details of the internal control and risk management systems in relation to the financial reporting process are given within the risk management section on pages 44 to 112. Specific matters that the Committee considered during the year included:

–	the effectiveness of systems for internal control, financial reporting and risk management;

–	the extent of the work undertaken by the Finance teams across the Group and consideration of the resources to ensure that the control environment continued to operate effectively;

–	the major findings of internal investigations into control weaknesses, fraud or misconduct and management’s response along with any control deficiencies identified through the assessment of the effectiveness of the internal controls over financial reporting under the US Sarbanes- Oxley Act.

The Committee was satisfied that internal controls over financial reporting were appropriately designed and operating effectively.

GROUP AUDIT

In monitoring the activity, role and effectiveness of the internal audit function and their audit programme the Committee:

–	monitored the effectiveness of Group Audit and their audit programme through quarterly reports on the activities undertaken and a report from the Quality Assurance function within Group Audit;

–	approved the annual audit plan and budget and reviewed progress against the plan through the year;

–	oversaw the process for the appointment of an Interim Group Audit Director; and

–	considered the major findings of significant internal audits, and management’s response.
169

CORPORATE GOVERNANCE

SPEAK UP (THE GROUP’S WHISTLEBLOWING SERVICE)

The Committee received and considered reports from management on the Group’s whistleblowing arrangements including summaries of cases and ongoing reviews of the Whistleblowing Governance Structure. On consideration of the reports submitted, the Committee was satisfied with the actions which had been taken, the report first having been considered and approved by the Board’s Whistleblowing Champion, Anita Frew.

AUDITOR INDEPENDENCE AND REMUNERATION

Both the Board and the external auditor have safeguards in place to protect the independence and objectivity of the external auditor. In 2016 the Audit Committee approved an amended policy to regulate the use of the auditor for non-audit services to ensure compliance with the revised Ethical Standards for Auditors from the Financial Reporting Council (FRC).

In order to ensure the objectivity and independence of the external auditor, the policy sets a financial threshold above which all non-audit services provided by the external auditor must be approved in advance by the Committee, with additional provision made for the approval of non-material services which are below the threshold by certain members of senior management. The policy further formalises within the Group the restriction on the provision of non-audit services by the external auditor which the FRC consider to be prohibited.

The total amount of fees paid to the auditor for both audit and non audit related services in 2016 is disclosed in note 11 to the financial statements on page F-26.

EXTERNAL AUDITOR

The Committee oversees the relationship with the external auditor. During the year, the Committee considered the auditors’ terms of engagement (including remuneration), their independence and objectivity and approved the audit plan (including methodology and risk identification processes).

In accordance with regulations there was a change of lead audit partner.

The Committee also considered the effectiveness and performance of the auditor and the audit process.

These assessments considered data and information from a number of sources including:

–	the results of an internal effectiveness survey; and

–	the FRC’s Audit Quality Inspection Report (AQIR) on PwC published in May 2016.

The Committee concluded that it was satisfied with the auditor’s performance and recommended to the Board a proposal for the reappointment of the auditor, to be approved at the Company’s AGM.

STATUTORY AUDIT SERVICES COMPLIANCE

The Company and the Group confirm compliance with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 for the year to 31 December 2016.

PwC have been auditor to the company and the Group since 1995, having previously been auditor to certain of the Group’s constituent companies. PwC were re-appointed as auditor with effect from 1 January 2016 following a tender process conducted during 2014. There will be a mandatory rotation for the 2021 audit, if not earlier.

CORPORATE GOVERNANCE

BOARD RISK COMMITTEE REPORT

The Committee has continued to take a dynamic approach to the consideration of existing and emerging risks.

	Committee meetings

	Eligible to attend	Attended
Committee Chairman
Alan Dickinson	8	8
Committee members who served during 2016
Lord Blackwell	8	8
Anita Frew	8	8
Simon Henry	8	7	[1]
Nick Luff	8	7	[2]
Deborah McWhinney	8	8
Nick Prettejohn	8	8
Stuart Sinclair	8	8
Anthony Watson	8	8
Sara Weller	8	8
Former Committee members who served during 2016
Dyfrig John[3]	4	4

1	Mr Henry was unable to attend the May Risk Committee meeting due to prior executive commitments.

2	Mr Luff was unable to attend the July Risk Committee meeting due to prior executive commitments.

3	Mr John retired on 11 May 2016.

I am pleased to report on how the Board Risk Committee has discharged its responsibilities throughout 2016.

The Committee has continued to take a dynamic approach to the consideration of existing and emerging risks, through a balanced agenda which included standing areas of risk management, together with specific focus on emerging risks focusing significant additional resource where considered necessary. An example of this has been the establishment of dedicated sub-committees to further enhance focus on particular areas, such as IT resilience and cyber security, enabling members of the Committee to direct more time to better understand, and challenge, the associated risks and actions being taken by management.

The Committee has continued to build upon the progress reported last year around furthering the understanding of complex risks and seeking to enhance risk management. I am pleased to report that good progress continued to be made throughout 2016 in reducing risks across the Group’s material lending portfolios within both the

Mortgage and Commercial businesses. The Committee will continue to review progress and developments during 2017.

The Group continues to operate in an environment subject to considerable change and, during 2016, another key area of activity for the Committee has been the proactive review, oversight and management of risks arising from the outcome of the EU referendum and wider geo-political risks. The Committee will continue to monitor developments and any impact on the Group’s risk profile.

The Committee has concluded, through its detailed work, that the Group continues to have strong discipline in the management of both emerging and existing risks, and the Committee’s work continues to help support the Group in achieving its core aim of operating as a safe, low risk bank.

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

More details on the Group’s wider approach to risk management can be found in the risk management section on pages 44 to 112. Full details of the Committee’s responsibilities are set out in its terms of reference, which can be found at www.lloydsbankinggroup.com/our-group/corporate-governance

Committee composition, skills and experience

Alan Dickinson, Chairman of the Committee, is a highly regarded retail and commercial banker, having spent 37 years with the Royal Bank of Scotland, most notably as Chief Executive of RBS UK, overseeing the group’s Retail and Commercial operations in the UK. The Committee is composed of independent Non-Executive Directors, who provide core banking and risk knowledge, together with breadth of experience which brings knowledge from other sectors, and a clear awareness of the importance of putting the customer at the centre of all that the Group does.

Since January 2016, all Non-Executive Directors have been members of the Board Risk Committee. The Chief Risk Officer has full access to the Committee and attends all meetings. The Interim Group Audit Director and members of the Executive also attend meetings as appropriate.

During the year the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review.

CORPORATE GOVERNANCE

How Committee meetings are run

The management of the Committee is in keeping with the basis on which meetings of the Board are managed, as detailed on page 155, with a structure which facilitates open discussion and debate. Steps are taken to ensure adequate time for members to consider proposals which are put forward.

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

In addition, during 2016, two further sub-committees of the Board Risk Committee were established to focus on Financial Markets and IT Resilience & Cyber, in addition to an existing Stress Testing & Recovery Planning sub-committee. The sub-committees were constituted to enable members of the Board Risk Committee to dedicate additional time and resource to better understand and to enable fuller review and challenge of the risks associated with the topic of the sub-committee.

KEY ISSUES	COMMITTEE REVIEW AND CONCLUSION

EU referendum

The Committee regularly reviewed a range of lead economic and Key Performance Indicators across the portfolios, to help identify any early signs of deterioration in the economy and the Group’s credit risk profile.

As a result of the referendum outcome and to manage the impact of uncertainty caused by the referendum process and ensuing economic concerns, detailed EU exit portfolio assessments were undertaken to understand potential impacts on the Bank’s credit risk profile and to assess the potential need for any changes to Group risk appetite. Additional regular monitoring of internal and external early warning and key performance indicators was instigated and continues to be closely monitored by the Committee to track any adverse movement in the risk profile of the Retail and Commercial portfolios, and to ensure that risk appetite remains appropriate.

Conclusion: Regular monitoring continues to assist the Committee in its assessment of the portfolios, with management continuing to take action to mitigate potential risks associated with the EU exit decision. Key credit risks continue to be well managed through strong, effective risk management and risk appetite, including early identification and management of potential concern customers.

Cyber risk and IT resilience

A resilient IT environment is critical to providing reliable services to customers and enabling sustainable growth. The dynamic threat posed by cyber risk and the potential for external attacks on the integrity of electronic data or the availability of systems are key risks for the Group and central area of focus for the Committee.

Given the dynamic nature and significance of IT and cyber risks the Committee has established a sub-committee to enable more in depth consideration of IT resilience and cyber risks. During the year the sub-committee gave consideration to a wide range of issues including insider risk, cyber reverse stress testing, IT Resilience and Cyber Programme updates, cyber insurance and cloud technology. Alongside this an advisory panel comprising external industry experts has been established to provide the sub-committee with an external view of current and evolving industry wide cyber security threats, challenges and developments.

Conclusion: Much has been achieved in respect of IT resilience and cyber security initiatives and the focus given by the Committee during 2016 has raised awareness across the Group. However, IT resilience and cyber security risk will remain a key area of focus for the Committee in 2017.

Conduct risk The Committee continues to focus closely on the Group’s approach to conduct risk.

Throughout 2016, the Committee considered reports on the proactive identification and resolution of conduct issues which have had an impact on customers. The pace and quality of required remediation received particular attention together with actions taken to address root cause analysis and the prevention of similar issues. Consideration was also given to the conduct risks within the collections process for customers in arrears as well as customers in financial difficulties. In addition the Committee considered developments in the Group’s conduct culture as well as reports on complaints, conduct risk appetite metrics and product governance.

Conclusion: Whilst good progress has been made as a result of the Group’s conduct strategy initiatives, continued improvement in the Group’s conduct risk profile will remain a priority for the Group in 2017 and will continue to be a subject of focus for the Committee.

UK Secured and buy-to-let Regular reviews were undertaken of the risks associated with the UK Secured portfolio, including specifically the buy-to-let segment.

In reviewing the UK Secured portfolio, consideration was given to the quality of new lending, the credit performance of the portfolio, the risk adjusted returns, and the adequacy of impairment and capital provisions under both expected and stressed conditions. The Committee specifically considered appetite for higher loan to value lending following the government’s announcement to discontinue the Help to Buy 2 scheme. Additionally, for the buy-to-let segment, the Committee reviewed management’s plans to implement changes in response to the revised tax regime and additional regulatory requirements for underwriting.

Conclusion: The Group’s mortgage portfolio remains well balanced, with overall debt to value ratios having improved and concentration risks reduced. Management continues to take appropriate action to address the risks arising from these portfolios and the Committee will continue to review developments during the course of 2017.

CORPORATE GOVERNANCE

KEY ISSUES	COMMITTEE REVIEW AND CONCLUSION

Data risk

Data risk has been identified as a key focus within the Group to take into account the growing importance of data as a means of competitive advantage and to underpin key risk decision making and risk management.

The Committee continued to focus attention on key data initiatives within the Group. The Committee considered a number of reports on data risk throughout 2016 covering, amongst other topics, user access management, risk data aggregation and reporting and data privacy, all of which have impacts across the Group. Additionally, regular reporting on data risk, as a distinct risk type, has been introduced in 2016 in recognition of the growing importance of data as an asset to the Group as well as the forthcoming EU General Data Protection Regulation (GDPR).

Conclusion: Improvement to risk data systems, governance and controls over the last two years have strengthened risk reporting, whilst there remains opportunity to develop further. Data risk will remain a key area of focus for the Committee in 2017 in line with the growing importance of data as an asset to the Group and maturity of the Group Chief Data Office.

Residual value risk A review of the impact of used car prices on the residual value risk of motor finance businesses was undertaken.

Given the increased uncertainty around used car prices in the current market environment, consideration was given to the residual value risk associated with the Group’s growing motor finance businesses and the impact of a range of possible scenarios for the future path of used car prices and deteriorating macro environment.

Conclusion: The combination of pricing that reflects the future value of vehicles, and prudent provisioning, appropriately reflects potential risk. The Committee introduced a new risk appetite limit to reflect planned business growth and manage the concentration of residual value risk. The Committee will continue to monitor this throughout 2017.

Stress testing The review of stress testing exercises and their results continued to be a key area of focus during the year.

The Committee reviewed a diverse set of stress testing scenarios in 2016, including internally defined moderate and severe economic downturns, reverse stress test events including a large scale cyber-attack and external scenarios set by the Bank of England and the European Banking Authority.

The assessment included a review of the resilience of the Group, including specific areas of focus such as credit risk as well as impacts on the Group’s capital and liquidity positions. An assessment of the impact on dividends and mitigating actions proposed by management in each scenario was also undertaken.

Conclusion: The Group’s capital and liquidity positions remained above required minimums and the relevant risk appetite metric, with outcomes reflecting the ongoing de-risking by the Group. The implementation and assessment of robust and well managed stress testing arrangements will remain a key area of focus for the Committee in the coming year.

Model risk The approach to model risk management, including the Group’s model governance framework, material models and regulatory requirements were reviewed.

Assessment was made of the overall governance framework for models including scope, the model landscape, the role of the Group Model Governance Committee and modelling standards. Additionally, the Committee considered the Group’s material models at Divisional level, including their purpose, design and how regular performance monitoring and validation ensure they remain fit-for-purpose and identify areas for improvement in an evolving regulatory environment. The Committee also observed a structured reporting framework which facilitates good senior management awareness and escalation, when required.

Conclusion: The Group’s management of model risk is robust with a strong control framework, consisting of specialist teams, regular performance monitoring, annual validation and appropriate escalation of issues. Model risk will continue to be an area of focus for the Committee via regular reporting, including risk appetite measures.

Commercial Banking portfolios The Committee considered a range of regular and ad-hoc papers covering key risks associated with the Commercial Banking portfolios.

The Committee continued to provide oversight of the risks in the Commercial Banking portfolios via a regular update on the credit quality in key sectors such as Commercial Real Estate, Acquisition Finance and SME as well as oversight of large single name exposures.

Additional topics covered in 2016 included country risk, the potential impact of the EU referendum, a review of the exposure to European Banks and deep dives in to the oil and gas sector. There was also increased focus on the Financial Markets business and the associated traded market risk through a newly created sub-committee.

Conclusion: Regular and cyclical assessments of key portfolios has assisted the Committee in its oversight of risk management within Commercial Banking and any impact arising from both existing and emerging risks. Management continues to take satisfactory action to mitigate and address risks and the Committee will continue to review core aspects of the Commercial Banking business during 2017.

CORPORATE GOVERNANCE

RESPONSIBLE BUSINESS COMMITTEE REPORT

Being a responsible business is fundamental to our strategy. We are proud that our colleagues support so many people, businesses and communities across the UK to achieve a better future through the work of our Helping Britain Prosper Plan

	Committee meetings

	Eligible to attend	Attended
Committee Chairman
Sara Weller	5	5
Committee members who served during 2016
Lord Blackwell	5	5
Anita Frew	5	4	[1]

1 Ms Frew was unable to attend the Committee meeting in April 2016 due to a prior business commitment

I am pleased to present the second Responsible Business Committee report, following its establishment in July 2015.

Responsible Business practices are fundamental building blocks of our strategy, and the Committee has made good progress in continuing to support the embedding of responsible business activities during 2016.

The Committee focuses its work on the three areas of People, Businesses and Communities. At each meeting we explore in depth the progress made towards achieving the Group’s purpose of helping Britain prosper, through becoming the best bank for customers.

Key areas reviewed have been: work to deepen our customer-centric culture; programmes to tackle disadvantage, including through our Foundations, our role in supporting UK businesses build for the future; and the development of the programme of skills-based volunteering undertaken by colleagues across the Group.

The Committee is supported in its work by two business-wide committees which report to the Group Chief Executive: the Group Customer First Committee and the Responsible Business Management Committee. Information on the work of these committees can be found on page 51.

I welcomed the opportunity during the year to get involved in responsible business activities in different parts of the country, including taking part in a panel for the School for Social Entrepreneurs (more detail on page 175). And I very much enjoyed meeting the profoundly deaf founder of the Yumma Café, a catering business aimed specifically at supporting deaf people. This was a great example of how the personal experience which drives many social entrepreneurs is making a significant difference. I would like to thank all those who attended our meetings this year for their support.

I would like to thank all the Board Directors and executives who attended and contributed to the Committee during the year. Most of all, I would like to recognise the tremendous contribution of our colleagues who have given their support to people, businesses and communities across the country, to help Britain prosper.

Sara Weller

Chairman, Responsible Business Committee

COMMITTEE COMPOSITION AND EFFECTIVENESS

The membership of the Committee comprises Sara Weller, independent Non-Executive Director (Chairman of the Committee) the Group Chairman and the Deputy Chairman. All Non-Executive Directors are invited to attend the Committee’s meetings. The Group Chief Executive attended two meetings in 2016. During the year, the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review.

THE OPERATION OF THE COMMITTEE

Committee meetings are managed in accordance with the principles outlined on page 155 for the management of Board agendas and meetings. These principles are intended to facilitate open debate and constructive challenge. The Committee Chairman reviews the draft agenda regularly to ensure that adequate time is devoted to issues of interest to Committee members and that its key responsibilities are addressed. The Committee Chairman reports regularly to the Board on the Committee’s work and presents the Helping Britain Prosper Plan to the Board for approval prior to publication.

HOW THE COMMITTEE SPENT ITS TIME IN 2016

The Committee has reviewed and discussed the following topics:

–	the development of the Group’s responsible business strategy, with input from the Group Chief Executive
–	the Group’s approach to measuring stakeholder and customer trust against its peers in financial services and acknowledged leaders in generating trust
–	the continuing development of the Group’s culture programme, in conjunction with the Board
–	the results of colleague surveys as they relate to the Group’s responsible business activities
–	the steps taken to identify vulnerable customers and to ensure the Group’s products and customer service approach take account of their varying needs
–	the initiatives in place to tackle financial disadvantage amongst customers and to promote financial and digital inclusion
–	the work of the School for Social Entrepreneurs and the Schools Activity Programme
–	a report on the Group’s charitable Foundations, and their planned future activities, from the Chief Executive of the Lloyds Bank Foundation for England and Wales
–	the Group’s responsible and sustainable finance approach, including the creation of the Green Loan Initiative and the work being done to develop innovative solutions to meet the increasing demand of customers for responsible lending products

RESPONSIBLE BUSINESS COMMITTEE AND EXTERNAL STAKEHOLDERS

The members of the Committee have an ongoing dialogue with key stakeholders with an interest in the Committee’s activities. Committee members look forward to engaging with key stakeholders, including the independent Stakeholder Panel, in 2017.

CORPORATE GOVERNANCE

RESPONSIBLE BUSINESS IN ACTION: SCHOOL FOR SOCIAL ENTREPRENEURS

The Lloyds Bank and Bank of Scotland Social Entrepreneurs programme is delivered through a partnership with the School for Social Entrepreneurs and the Big Lottery. The programme aims to support 2,000 social entrepreneurs by 2020.

In July 2016, Sara Weller was asked to join a panel to select the next cohort of 21 Social Entrepreneurs to secure a place on the programme. This was an opportunity to understand how each of the social entrepreneurs is supported through a 12 month package comprising a series of interactive learning sessions, a senior colleague from within Lloyds Bank to support them as they develop their social business, and a small grant.

The panel membership comprised local colleagues, representatives from the SSE Dartington school and a member of South Gloucestershire Council. Each candidate ‘pitches’ their social business idea for three minutes before being interviewed by the panel.

The programme attracts a diverse array of applicants, ranging from an artisan bakery providing employment opportunities for young adults with learning difficulties to an artists’ space dedicated to tackling problems of isolation through arts and creativity.

DISCLOSURE CONTROLS AND PROCEDURES

As of 31 December 2016, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Company’s disclosure controls and procedures, at 31 December 2016, were effective for gathering, analysing and disclosing with reasonable assurance the information that Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

CORPORATE GOVERNANCE

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Lloyds Banking Group’s internal control over financial reporting during the year ended 31 December 2016 that have materially affected, or are reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.

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

The management of Lloyds Banking Group plc assessed the effectiveness of the Company’s internal control over financial reporting at 31 December 2016 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, at 31 December 2016, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an audit report on the Company’s internal control over financial reporting as of 31 December 2016. This report appears on page F-2.

GOING CONCERN

The going concern of the Company and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Company and the Group have adequate resources to continue to operate for the foreseeable future, the Directors have considered a number of key dependencies which are set out in the risk management section under principal risks and uncertainties: funding and liquidity on page 42 and pages 95 to 100 and capital position on pages 101 to 108 and additionally have considered projections for the Group’s capital and funding position. Accordingly, the Directors conclude that it is appropriate to continue to adopt the going concern basis in preparing the accounts.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As at 31 December 2016, 31 December 2015 and 31 December 2014, the Company had received notification from The Solicitor for the Affairs of Her Majesty’s Treasury (HM Treasury) that it had a direct interest of 6.93 per cent, 9.9 per cent and 24.9 per cent respectively in the Company’s issued ordinary share capital with rights to vote in all circumstances at general meetings. Subsequent to 31 December 2016, the Company has received notifications from The Solicitor for the Affairs of Her Majesty’s Treasury (HM Treasury) on 6 January 2017, 27 January 2017 and 22 February 2017 that its direct interest in the Company’s issued ordinary share capital had reduced to 5.95 per cent, 4.998 per cent and then to 3.89 per cent respectively. Based solely on the Schedule 13-G filed by BlackRock, Inc. with the US Securities and Exchange Commission dated 24 January 2017, as at 31 December 2016, BlackRock, Inc. beneficially owned 6.4 per cent (representing 4,566,352,317 ordinary shares) of the Company’s issued ordinary share capital. As at 24 February 2017 no other notification has been received that anyone has an interest of 3 per cent or more in the Company’s issued ordinary share capital. Further information on HM Treasury’s shareholding in the Company is provided in Business – History and development of Lloyds Banking Group.

All shareholders within a class of the Company’s shares have the same voting rights.

As at 31 December 2016, the Company had 2,509,505 registered ordinary shareholders. The majority of the Company’s ordinary shareholders are registered in the United Kingdom. 1,803,454,609 ordinary shares, representing 2.53 per cent of the Company’s issued share capital, were held by BNY Mellon as depositary for the ordinary share American Depositary Share Programme through which there were 178 record holders.

Additionally, the majority of the Company’s preference shareholders are registered in the United Kingdom, with a further one record holder with an address in the United States registered through the Company’s preference share American Depositary Share Programme.

RELATED PARTY TRANSACTIONS

The Group, as at 31 December 2016, had related party transactions with 21 key management personnel, certain of its pension funds, collective investment schemes and joint ventures and associates. See note 47 to the financial statements.

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

LENDING STANDARDS BOARD

The Lending Standards Board (formerly the Banking Code Standards Board) is responsible for monitoring and enforcing compliance with the Standards of Lending Practice (which replaced the voluntary Lending Code on 1 October 2016. The standards relate to certain lending (current account overdrafts, loans and credit cards) to consumers, micro-enterprises and charities with an income of less than £1 million.

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

THE PAYMENTS SYSTEM REGULATOR (PSR)

The Payment System Regulator (PSR) is an independent economic regulator for the £75 trillion payment systems industry, which was launched back in April 2015. Payment systems form a vital part of the UK’s financial system – they underpin the services that enable funds to be transferred between people and institutions. The purpose of PSR is to make payment systems work well for those that use them. The PSR is a subsidiary of the Financial Conduct Authority, but has its own statutory objectives, Managing Director and Board. In summary their objectives are: to ensure that payment systems are operated and developed in a way that considers and promotes the interests of all the businesses and consumers that use them; to promote effective competition in the markets for payment systems and services - between operators, PSPs and infrastructure providers; and to promote the development of and innovation in payment systems, in particular the infrastructure used to operate those systems.

COMPETITION REGULATION

The CMA commenced a Phase 2 competition investigation into Personal Current Account (PCA) and SME Banking in November 2014. The final CMA report was published on 9 August 2016. Findings and proposed remedies were largely as expected and consistent with the Interim publication. Key remedies include: introduction of ‘Open Banking’, publication of service quality information and customer information prompts. Recommendations were also made regarding improvements to Current Account switching, monthly maximum charge for PCA overdraft users, overdraft notifications and additional measures for small business to make comparison easier.

The FCA obtained concurrent competition powers on 1 April 2015 in relation to the provision of financial services in the UK, in addition to its already existing competition objective. The FCA has been undertaking a programme of work to assess markets across financial services to ascertain whether or not competition is working effectively in the best interests of consumers. The FCA announced on 3 November 2016 that it will take action to improve

REGULATION

competition in the current account market, following the CMA’s recommendations. The FCA actions will extend beyond the CMA remedies and will include considering whether rules are required in relation to the maximum monthly charge for overdrafts plus taking forward further work on overdrafts through its work on high cost credit. The FCA will also act as an observer on the Open Banking steering group and be involved in developing and testing “prompts” to encourage customers to consider their banking arrangements.

The Payment Systems Regulator (PSR) became operational in April 2015 with concurrent competition powers in respect of UK payment systems, in addition to a statutory objective to promote effective competition. The PSR has completed two market reviews into the provision of indirect access and into the ownership and competitiveness of payments infrastructure. The final report for indirect access was published in July noting some concerns with quality of access, limited choice and barriers to switching. The final report for competitiveness of payments infrastructure, also published in July, noted some concerns with competition in payments infrastructure.

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

On 17 January 2014, the EU Commission published a press release confirming that it intends to make a proposal for the reform of the structure of banking in the EU, which will be based on the Liikanen Report. The objective of the reforms will be to make the financial sector as a whole more robust and resilient, to reduce the impact of potential bank failures, and ensure the financial sector is at the service of the real economy. In doing so, the reforms will aim to eliminate the concept of banks being ‘too big to fail.’ The proposed regulation included derogation from the separate requirements for banks in member states which had implement equivalent legislation before 29 January 2014 (including the UK). The form of the proposed EU regulation has been subject to much debate within the European institutions, with uncertainty surrounding both the outcome and timeline for conclusion. The main disagreements concern the need for ‘automatic’ separation of trading activities and the level of discretion given to National Competent Authorities.

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

US REGULATION

In the United States, Lloyds Bank plc maintains a branch in New York, licensed by the New York State Department of Financial Services (NYDFS) and subject to regulation and examination by the NYDFS and the Federal Reserve Bank of New York (FRBNY). Bank of Scotland plc maintains a branch in New York (also licensed by the NYDFS and subject to regulation and examination by the NYDFS and the FRBNY) and maintains a representative office in Houston, licensed by the State of Texas and subject to regulation and examination by the banking supervisors of the State of Texas and the Federal Reserve Bank of Dallas. A former representative office which Bank of Scotland plc maintained in Chicago was closed and its license surrendered to the Division of Banking of the State of Illinois as of 31 August 2016.

The licensing authority of each US branch has the authority, in certain circumstances, to take possession of the business and property of Lloyds Bank plc and Bank of Scotland plc located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency.

The existence of branches in the US subjects Lloyds Banking Group plc and its subsidiaries doing business or conducting activities in the US to oversight by the Board of Governors of the Federal Reserve System (Federal Reserve Board).

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

REGULATION

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

The Group’s US broker dealer, Lloyds Securities Inc. is subject to regulation and supervision by the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority with respect to its securities activities, including sales methods, trade practices, use of safekeeping of customers’ funds and securities, capital structure, recordkeeping, the financing of customers’ purchases and conduct of directors, officers and employees.

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the US State Department currently designates as state sponsors of terrorism, including Iran, Syria and Sudan. The Group intends to engage only in new business in such jurisdictions and only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues. At 31 December 2016, the Group does not believe that the Group’s business activities relating to countries designated as state sponsors of terrorism were material to its overall business.

The Group estimates that the value of the Group’s business in respect of such states represented less than 0.01 per cent of the Group’s total assets and, for the year ended December 2016, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.001 per cent of its total income, net of insurance claims. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

DODD-FRANK ACT

In July 2010, the United States enacted the Dodd-Frank Act, which provides a broad framework for significant regulatory changes that extend to almost every area of US financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the resolution of failing systemically significant financial institutions in the US, over the counter derivatives, restrictions on the ability of banking entities to engage in proprietary trading activities and make investments in and sponsor certain private equity funds and hedge funds (known as the ‘Volcker Rule’), asset securitisation activities and securities market conduct and oversight. US regulators have implemented many provisions of the Dodd-Frank Act through detailed rulemaking. Although most of the rules and regulations are now in force, it is unclear how they will be interpreted in practice by the supervisors.

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

In December 2013, US regulators adopted final rules implementing the Volcker Rule. Banking entities, including foreign banking organisations subject to the BHC Act, such as Lloyds Banking Group plc, Lloyds Bank plc, HBOS plc and Bank of Scotland plc, are subject to the final rules which require banking entities to conform to the restrictions on proprietary trading activities, hedge fund and private equity activities and certain other enumerated investment restrictions, subject to a number of exclusions and exemptions that substantially limit their extraterritorial reach. Certain foreign banking entities are permitted to engage in proprietary trading from outside the United States if the trade lacks the requisite US nexus and the foreign banking entity complies with the various conditions of the exemption. Investments in, and sponsorship of certain retail investment funds organised outside the United States and publicly offered predominantly outside the United States, and certain retirement and pension funds organised and administered outside the United States for the benefit of non-US residents are generally permitted under the final rules. Certain foreign banking entities, but not any US branch, agency or subsidiary of a foreign banking entity, nor any non-US affiliate controlled by such a US branch, agency or subsidiary, are also permitted to invest in and sponsor certain funds in which ownership interests are not offered for sale or sold inside the United States or to US residents and subject to other conditions. The final rules impose significant compliance and reporting obligations on banking entities. Banking entities had until 21 July 2015 to bring their activities and investments into conformity with the Volcker Rule, however, on 18 December 2014, the Federal Reserve issued an order extending the Volcker Rule’s conformance period until 21 July 2016 for investments in and relationships with certain covered funds and certain foreign funds that were in place on or prior to 31 December 2013. On July 7, 2016, the Federal Reserve announced a final one-year extension of the general conformance period for banking entities to conform ownership interests in and relationships with legacy covered funds to July 21, 2017. On December 12, 2016, the Federal Reserve issued a policy statement with information about how banking entities may seek a statutory extension of the conformance period of five years for certain legacy covered funds that are also illiquid funds.

In February 2014, pursuant to the Dodd-Frank Act’s systemic risk regulation provisions, the Federal Reserve Board adopted final rules that apply enhanced prudential standards to the US operations of large foreign banking organisations, including the Group. Under the Federal Reserve Board’s final rules, a number of large foreign banking organisations were required by July 1, 2016 to establish a separately capitalised top-tier US intermediate holding company (IHC) to hold all of the large foreign banking organisation’s US bank and non-bank subsidiaries, except its US branches and agencies

REGULATION

and specified types of subsidiaries. However, this requirement does not apply to a large foreign banking organisation with combined US assets of less than $50 billion, excluding assets held by its US branches and agencies. This requirement does not apply to the Group. In addition, under the final rules, as of 1 July 2016, US branches and agencies of foreign banking organisations with $50 billion or more in total global consolidated assets, such as the Group, are subject to liquidity home country capital certification and, in certain circumstances, asset maintenance requirements. These foreign banking organisations are also required to maintain a US Risk Committee as of 1 July 2016. However, final rules for single counterparty credit limits and for early remediation have yet to be finalised.

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

Pursuant to ITRA Section 219, the Group notes that during 2016, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382. In all cases, the payment was permitted under UK and EU sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK and EC sanctions legislation.

Gross revenues from these activities were approximately £6,000. Net profits from these activities were approximately £10,000.

The Group’s businesses, being reported below, are conducted in compliance with applicable laws in respect of Iran sanctions and, except as noted below, the Group intends to continue these historic activities until it is able to legally terminate the contractual relationships or maintain/manage in accordance with prevailing sanctions obligations. The nature of these activities is as follows:

1.	Receipts in relation to partial repayments of a European Export Credit Agreement loan made prior to 2005 with respect to engineering and the supply of equipment and related services for several projects in Iran. The loan remains outstanding. The borrower and/or guarantor is owned by the Government of Iran.

2.	Payments made to Building and Housing Research Centre in Iran related to a guarantee, entered into by the Group in 2006, in connection with the supply of seismic equipment for free field accelerometers systems for dams and civil building monitoring. The beneficiary of the guarantee is an entity owned by the Government of Iran and the payments were made to a frozen account in a European bank for an entity designated under Executive Order 13382.

3.	Payments received relating to operational and processing costs for a joint venture between BP Exploration Company Limited and Iranian Oil Company (UK) Limited. The Iranian Oil Company (UK) Limited is designated under Executive Order 13599). These payments are permitted under OFAC license IA-2013-302799-5.

4.	Payments made to a blocked account in the name of Commercial Bank of Syria related to historic guarantees, entered into by the Group between 1997 and 2008, the majority of which relate to Bail Bonds for vessels. The Commercial Bank of Syria is designated under Executive order 13382.

5.	Sums paid out from a pension trust fund to UK nationals resident in the UK who were employees of a company indirectly owned or controlled by an entity designated under Executive Order 13382 that is also owned or controlled by the Government of Iran.

6.	Lloyds continues to provide payment clearing services to a UK based and UK authorised bank, one of whose account holders is an entity designated under Executive Order 13224 (although not by the UK or EU authorities). Lloyds concludes from the nature of such payment clearing services that revenue and profit (if any) arising from indirectly providing such services to the designated entity is negligible and not material to the Group’s activities and in any event does not flow directly from the designated entity. To the extent that the activities of the designated entity and its UK authorised bank continue to comply with UK regulation and legislation, Lloyds intends to keep this activity under review.
181

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

	Price per share	Price per share
	(in pence)	(in pence)
	High	Low
Annual prices:
2016	73.74	47.55
2015	89.00	68.68
2014	86.30	70.94
2013	80.37	46.31
2012	49.25	25.30
Quarterly prices:
2016
Fourth quarter	64.37	52.38
Third quarter	60.95	47.55
Second quarter	73.74	51.15
First quarter	73.27	56.00
2015
Fourth quarter	77.83	68.68
Third quarter	87.65	72.30
Second quarter	89.00	77.38
First quarter	81.43	72.87
2014
Fourth quarter	80.89	72.27
Third quarter	76.87	71.92
Second quarter	80.15	70.94
First quarter	86.30	74.34
Monthly prices:
January 2017	66.58	64.20
December 2016	64.37	57.55
November 2016	61.40	55.15
October 2016	57.74	52.38
September 2016	60.95	54.25
August 2016	59.35	51.95

On 24 February 2017, the closing price of shares on the London Stock Exchange was 69.28 pence, equivalent to 86.59 US cents per share translated at the Noon Buying Rate of $1.2499 per £1.00 on 24 February 2017.

Lloyds Banking Group plc’s American Depositary Receipts (ADRs) were traded on the over-the-counter market in the US under the symbol ‘LLDTY’ between March 2000 and November 2001. Since 27 November 2001 Lloyds Banking Group plc American Depositary Shares (ADSs) have been listed on the New York Stock Exchange under the symbol ‘LYG’. Each ADS represents four ordinary shares.

LISTING INFORMATION

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS	Price per ADS
	(in US dollars)	(in US dollars)
	High	Low
Annual prices:
2016	4.40	2.55
2015	5.64	4.25
2014	5.76	4.62
2013	5.36	2.84
2012	3.23	1.53
Quarterly prices:
2016
Fourth quarter	3.21	2.61
Third quarter	3.31	2.55
Second quarter	4.40	2.78
First quarter	4.32	3.32
2015
Fourth quarter	4.83	4.25
Third quarter	5.53	4.47
Second quarter	5.64	4.65
First quarter	4.96	4.38
2014
Fourth quarter	5.02	4.62
Third quarter	5.32	4.70
Second quarter	5.53	4.83
First quarter	5.76	5.01
2013
Fourth quarter	5.36	4.67
Third quarter	5.00	3.83
Second quarter	3.91	2.84
First quarter	3.58	2.89
2012
Fourth quarter	3.23	2.34
Third quarter	2.56	1.75
Second quarter	2.12	1.53
First quarter	2.35	1.58
Monthly prices:
January 2017	3.38	3.21
December 2016	3.21	2.91
November 2016	3.12	2.75
October 2016	2.84	2.61
September 2016	3.31	2.87
August 2016	3.21	2.81

On 24 February 2017, the closing price of ADSs on the New York Stock Exchange was $3.50.

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

FEES RECEIVED TO DATE

In 2016, the Company received from the depositary $842,755 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

The total ordinary dividend for 2016 of 2.55 pence per share has increased from 2.25 pence per share in 2015, in line with the Group’s progressive and sustainable oridinary dividend policy, and the Group continues to expect ordinary dividends to increase over the medium term with a dividend payout ratio of at least 50 per cent of sustainable earnings.

At the time of proposal, the special dividend of 0.5 pence per share (2015: 0.5 pence per share) represented the distribution of capital over and above the Board’s view of the current level of CET1 capital required to grow the business, meet regulatory requirements and cover uncertainties, and allowed for the estimated capital impact of the MBNA acquisition. Subsequently, on 2 March 2017, the FCA provided further clarification in relation to the consultation paper dealing with PPI, resulting in an additional provision of £350 million being recorded, reducing the adjusted CET1 ratio by c.20bps.

The Boards view of the current level of CET1 capital required to grow the business, meet regulatory requirements and cover uncertainties remains unchanged at 13 per cent but this level may vary from time to time depending on circumstances and the Board will give due consideration, subject to the situation at the time, to the distribution of any surplus capital through the use of special dividends or share buy backs.

The table below sets out the interim and final dividends in respect of the ordinary shares for fiscal years 2004 through 2016. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date with the exception of the recommended final dividend for 2016, for which the sterling amount has been converted in US dollars at the Noon Buying Rate on 24 February 2017.

	Interim ordinary	Interim ordinary	Final ordinary	Final ordinary
	dividend	dividend	dividend	dividend
	per share	per share	per share	per share
	(pence)	(cents)	(pence)	(cents)
2004	10.7	19.0	23.5	44.7
2005	10.7	18.9	23.5	43.3
2006	10.7	20.2	23.5	46.8
2007	11.2	22.8	24.7	48.2
2008	11.4	20.3	–	–
2009	–	–	–	–
2010	–	–	–	–
2011	–	–	–	–
2012	–	–	–	–
2013	–	–	–	–
2014[1]	–	–	0.75	1.16
2015[2]	0.75	1.14	1.5	2.17
2016[3]	0.85	1.10	1.70	2.12

[1]	The recommended dividend for 2014 was in respect of the full year.

[2]	For 2015, the Board also made a capital distribution in the form of a special dividend of 0.5 pence per share (0.72 cents per share). This is not listed in the table above.

[3]	The Board has also recommended a capital distribution in the form of a special dividend of 0.5 pence per share (0.62 cents per share at the Noon Buying Rate on 24 February 2017) for 2016. This is not listed in the table above.
185

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

Lloyds Banking Group plc is incorporated in Scotland under the UK Companies Act 1985 with registered number SC95000.

As resolved at the 2016 Annual General Meeting, with effect from 12 May 2016, Lloyds Banking Group plc amended its Articles of Association to: (i) remove the power for Lloyds Banking Group plc to issue share warrants to bearer, in accordance with legislative changes made to the Companies Act in 2015 as a result of the introduction of the UK Small Business, Enterprise and Employment Act 2015; (ii) amend the process to be adopted by Lloyds Banking Group plc in relation to untraceable shareholders and unclaimed dividends to reflect developing practice; and (iii) provide a limit on the aggregate amount of ordinary remuneration that may be paid to the directors.

A summary of the material provisions of Lloyds Banking Group plc’s Articles of Association is set out below.

OBJECTS OF LLOYDS BANKING GROUP PLC

The objects of Lloyds Banking Group plc are unrestricted.

RIGHTS ATTACHING TO SHARES

Any share in Lloyds Banking Group plc may be issued with any preferred, deferred or other special rights (including being denominated in another currency), or subject to such restrictions (whether as regards dividend, returns of capital, voting or otherwise) as Lloyds Banking Group plc may from time to time determine by ordinary resolution or as otherwise provided in the Articles of Association.

Subject to statute, Lloyds Banking Group plc may issue any shares which are, or at Lloyds Banking Group plc’s option are, liable to be redeemed. The directors may determine the terms and conditions and manner of such redemption.

VOTING RIGHTS

For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such persons may cast, Lloyds Banking Group plc may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting.

Every holder of ordinary shares who is entitled to be and is present in person (including any corporation by its duly authorised representative) at a general meeting of Lloyds Banking Group plc and is entitled to vote will have one vote on a show of hands and, on a poll, if present in person or by proxy, will have one vote for every such share held by him, save that a member will not be entitled to exercise the right to vote carried by such shares if he or any person appearing to be interested in the shares held by him has been duly served with a notice under the Companies Act (requiring disclosure of interests in shares) and is in default in supplying Lloyds Banking Group plc with information required by such notice.

The limited voting shares confer the right to receive notice of and to attend and speak at all general meetings of Lloyds Banking Group plc, but do not confer a right to vote unless the business of the meeting includes the consideration of a resolution:

–	for the winding-up of Lloyds Banking Group plc; or

–	to vary, modify or abrogate any of the rights attaching to the limited voting shares.

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

Preference shares confer such rights as may be determined by the directors on allotment, but unless the directors otherwise determine, fully paid preference shares confer identical rights as to voting, capital, dividends (save as to currency or payment thereof) and otherwise, notwithstanding that they are denominated in different currencies and shall be treated as if they are one single class of shares. There are no limitations imposed by UK law or the Articles of Association restricting the rights of non-residents of the UK or non-citizens of the UK to hold or vote shares of Lloyds Banking Group plc.

GENERAL MEETINGS

Annual general meetings of Lloyds Banking Group plc are to be held, in each period of six months beginning with the day following Lloyds Banking Group plc’s accounting reference date, in Edinburgh or such other place in Scotland as the directors shall appoint and at a date and time as may be determined by the directors. All other general meetings may be convened whenever the directors think fit and shall be requisitioned in accordance with the requirements of the Articles of Association.

Lloyds Banking Group plc must prepare a notice of meeting in respect of a general meeting in accordance with the requirements of the Articles of Association and the Companies Act. Lloyds Banking Group plc must give at least 21 clear days’ notice in writing of an annual general meeting. All other general meetings may be called by at least 14 clear days’ notice in writing.

The directors may make arrangements to enable attendance or regulate the level of attendance at any place specified in the notice of meeting for the holding of a general meeting and, in any such case, shall direct that the meeting be held at a specified place, where the chairman of the meeting shall preside, and make arrangements for simultaneous attendance and participation by members and proxies at other locations. The chairman of a general meeting has express authority to adjourn the meeting if, in his opinion, it appears impracticable to hold or continue the meeting because of crowding or unruly conduct or because an adjournment is otherwise necessary for the proper conduct of the meeting.

The processes and procedures for the conduct of a general meeting (including adjourning meetings, voting, amending resolutions and appointing proxies) is established under the Articles of Association and the Companies Act. The chairman of a general meeting shall be entitled to take any action he considers appropriate for properly and orderly conduct before and during a general meeting. The directors shall be entitled to ask persons wanting to attend to submit to searches or other security arrangements as such directors consider appropriate.

The quorum necessary for the transaction of business at a general meeting is three members present in person or by proxy and entitled to vote.

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

DIVIDENDS AND OTHER DISTRIBUTIONS AND RETURN OF CAPITAL

Under the Companies Act, before Lloyds Banking Group plc can lawfully make a distribution, it must ensure that it has sufficient distributable reserves (accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made). Under the Articles of Association (and subject to statute) the directors are entitled to set aside out of the profits of Lloyds Banking Group plc any sums as they think proper which, at their discretion, shall be applicable for any purpose to which the profits of Lloyds Banking Group plc may be applied.

The shareholders in general meeting may by ordinary resolution declare dividends to be paid to members of Lloyds Banking Group plc, but no dividends shall be declared in excess of the amount recommended by the directors. The directors may pay fixed dividends on any class of shares carrying a fixed dividend and may also from time to time pay dividends, interim or otherwise, on shares of any class as they think fit. Except in so far as the rights attaching to any shares otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up thereon. Subject to the rights attaching to any shares, any dividend or other monies payable in respect of a share may be paid in such currency or currencies as the directors may determine using such exchange rates as the directors may select.

The opportunity to elect to receive new shares instead of any cash dividend recommended by the directors may be offered to shareholders provided that the directors shall have obtained in advance the shareholders’ approval to do so as required by the Articles of Association and the procedure under the Articles of Association is followed for allotting such shares.

In addition, Lloyds Banking Group plc may by ordinary resolution direct the payment of a dividend in whole or in part by the distribution of specific assets (a distribution in specie).

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

Any dividend or other moneys payable to a member that has not been cashed or claimed after a period of 12 years from the date of declaration of such dividend or other moneys payable to a member will be forfeited and revert to Lloyds Banking Group plc. Lloyds Banking Group plc shall be entitled to use such unclaimed or unclaimed dividend or other moneys payable to a member for its benefit in any manner that the directors may think fit. Lloyds Banking Group plc shall not be a trustee of dividends or other moneys payable that have not been cashed or claimed and it shall not be liable to pay interest on such dividends or other moneys.

On a return of capital, whether in a winding-up or otherwise, the ordinary shares and the limited voting shares will rank equally in all respects and the preference shares will be entitled to the rights attaching to them on issue.

Lloyds Banking Group plc’s ordinary shares and limited voting shares do not confer any rights of redemption. Rights of redemption in respect of Lloyds Bank Group plc’s preference shares shall be as the directors determine on allotment.

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

CONVERSION OF LIMITED VOTING SHARES

Each limited voting share will be converted into an ordinary share:

–	on the day following the last date on which an amount could become due and payable to a holder of limited voting shares under a deed of covenant. A deed of covenant is a legal document which records the obligation of one person to pay a specified sum to another for a specified number of years; or

–	if an offer is made to ordinary shareholders (or to all such shareholders other than the offeror and/or any body corporate controlled by the offeror and/or any persons acting in concert with the offeror) to acquire the whole or any part of the issued ordinary share capital of Lloyds Banking Group plc and the right to cast more than 50 per cent of the votes which may ordinarily be cast on a poll at a general meeting of Lloyds Banking Group plc becomes or is certain to become vested in the offeror and/or any bodies corporate controlled by the offeror and/or any persons acting in concert with the offeror. Once the directors become aware of such vesting, they must serve a written notice on all holders of limited voting shares stating that such event has occurred. The publication of a scheme of arrangement under the statutes providing for the acquisition by any person of the whole or part of the ordinary share capital of Lloyds Banking Group plc shall be deemed to be the making of an offer for this purpose.

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

While the limited voting shares remain unconverted, their holders will be entitled to participate in any offer made to subscribe for or purchase any securities of Lloyds Banking Group plc (or any other company) as if the limited voting shares had been converted at the relevant record date of such offer.

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

VARIATION OF RIGHTS AND ALTERATION OF CAPITAL

Subject to the provisions of the Companies Act, the CREST Regulations and every other statute for the time being in force or any judgment or order of any court of competent jurisdiction concerning companies and affecting Lloyds Banking Group plc (the statutes), the rights attached to any class of shares for the time being in issue may (subject to their terms of issue) be varied or abrogated with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At any such separate meeting, the provisions of the Articles of Association relating to general meetings will apply, but the necessary quorum at any such meeting will be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of that class (except at an adjourned meeting, at which the quorum shall be any holder of shares of the class, present in person or by proxy) and any such person may demand a poll and every such holder shall on a poll have one vote for every share of the class held by such holder.

Any special rights attached to any class of shares having preferential rights will not be deemed to be varied by: (i) the creation or issue of further shares ranking in some or all respects equally to such class (but not in priority thereto); or (ii) the creation or redemption by Lloyds Banking Group plc of its own shares.

However, for so long as the limited voting shares have not been converted (as described above):

–	Lloyds Banking Group plc is prohibited from consolidating or subdividing any of the ordinary shares without consolidating or subdividing the limited voting shares in a like manner and to a like extent; and

–	Lloyds Banking Group plc will not create any new class of equity share capital, other than in connection with or pursuant to an employees’ share scheme approved by Lloyds Banking Group plc in general meeting, provided that the creation of equity share capital which carries (as compared with the existing ordinary shares) only restricted voting or no voting rights and no greater rights as regards dividends or capital shall not be deemed to be the creation of a new class of equity share capital. Lloyds Banking Group plc will not alter the rights attached to all or any part of its share capital or attach any special rights or privileges or restrictions thereto.

As a matter of UK law, Lloyds Banking Group plc may, by ordinary resolution, increase its share capital, consolidate and divide all or any of its shares into shares of larger amount, sub-divide all or any of its shares into shares of smaller amount and cancel any shares not taken or agreed to be taken by any person. Where a consolidation or subdivision of shares would result in fractions of a share, the directors may sell the shares representing the fractions for the best price reasonably obtainable, and distribute the net proceeds of such sale to the relevant members entitled to such proceeds. Where a member’s entitlement to a portion of the proceeds of sale amounts to less than a minimum figure (as determined by the directors), such portion may be distributed to a charitable organisation at the directors’ discretion.

Subject to the provisions of the statutes, Lloyds Banking Group plc may, by special resolution, reduce its share capital, any capital redemption reserve, share premium account or other undistributable reserve in any way.

TRANSFER OF SHARES

All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the directors and must be executed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. The transferor will be deemed to remain the holder of the shares transferred until the name of the transferee is entered in the register of members of Lloyds Banking Group plc in respect thereof. All transfers of shares which are in uncertificated form may be effected by means of a relevant system, unless the CREST Regulations provide otherwise.

The directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares (not being fully paid shares) provided that, where any such shares are admitted to the Official List of the UK Financial Conduct Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The directors may also decline to register a transfer unless:

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

Subject to the statutes and the rules (as defined in the CREST Regulations), and apart from any class of wholly dematerialised security, the directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of an electronic trading system or that shares of any class should cease to be so held and so transferred.

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

DISCLOSURE OF HOLDINGS EXCEEDING CERTAIN PERCENTAGES

In broad terms, the Disclosure and Transparency Rules of the UK Financial Conduct Authority require Lloyds Banking Group plc shareholders to notify Lloyds Banking Group plc if the voting rights held by such Lloyds Banking Group plc shareholders (including by way of a certain financial instrument) reaches, exceeds or falls below three per cent, four per cent, five per cent, six per cent, seven per cent, eight per cent, nine per cent, ten per cent and each one per cent threshold thereafter up to 100 per cent. Under the Disclosure and Transparency Rules, certain voting rights in Lloyds Banking Group plc may be disregarded.

Pursuant to the Companies Act, Lloyds Banking Group plc may also send a notice to any person whom Lloyds Banking Group plc knows or has reasonably cause to believe that such person is interested in Lloyds Banking Group plc’s shares or at any time during the three years immediately preceding the date on which such notice is issued to have been so interested, requiring that person to confirm whether he has or had such an interest and if so provide details of that interest as required by the notice.

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

In respect of a person with a 0.25 per cent or more interest in the issued shares of the class in question, the Lloyds Banking Group plc directors may direct by notice to such member that, subject to certain exceptions, no transfers of shares held by such person shall be registered and/or that any dividends or other payments on the default shares shall be retained by Lloyds Banking Group plc pending receipt by Lloyds Banking Group plc of the information requested by the Lloyds Banking Group plc directors. Certain consequences of the issue of a restriction notice are outlined above.

MANDATORY TAKEOVER BIDS, SQUEEZE-OUT AND SELL-OUT RULES

Other than as provided by the Companies Act and the City Code, there are no rules or provisions relating to mandatory bids and/or squeeze-out and sell-out rules in relation to the ordinary shares.

UNTRACED MEMBERS

Lloyds Banking Group plc is entitled to sell, as the agent of a member, at the best price reasonably obtainable, any share registered in the name of a member (or any other person entitled to such shares at law) provided that: (i) such shares remaining untraced for 12 years and during that period at least three dividends in respect of such shares have become payable and no dividend in respect of those shares has been cashed or claimed by the relevant member; (ii) Lloyds Banking Group plc uses reasonable efforts to trace the relevant member and, following the expiry of the 12 year period, sends a notice to the last known physical or email address of such member stating Lloyds Banking Group plc’s intention to sell the shares; and (iii) during the three months following sending such notice, Lloyds Banking Group plc does not receive any communication from such member. Lloyds Banking Group plc can also sell, at the best price reasonably obtainable, any addition shares held by the same member that were issued during such 12 year period provided that no dividend on such additional shares has been cashed or claimed by such member during such period.

The proceeds from the sale of untraced shares shall be forfeited by the relevant member and shall belong to Lloyds Banking Group plc. Lloyds Banking Group plc shall not be liable or be required to account to the member for the proceeds of such sale. Lloyds Banking Group plc is entitled to use or invest the proceeds from such sale in any manner that the directors think fit.

FORFEITURE AND LIEN

The directors may by resolution make calls upon members in respect of any moneys unpaid on their shares (but subject to the terms of allotment of such shares) in the manner required by the Articles of Association.

If a member fails to pay in full any call or instalment of a call on or before the due date for payment, then, following notice by the directors requiring payment of the unpaid amount with any accrued interest and any expenses incurred, such share may be forfeited by a resolution of the directors to that effect (including all dividends declared in respect of the forfeited share and not actually paid before such forfeiture). A member whose shares have been forfeited will cease to be a member in respect of the shares, but will, notwithstanding the forfeiture, remain liable to pay to Lloyds Banking Group plc all monies which at the date of forfeiture were presently payable together with interest. The directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal or waive payment in whole or part.

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

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

WINDING-UP

The directors have the power, in the name and on behalf of Lloyds Banking Group plc, to present a petition to the court for Lloyds Banking Group plc to be wound up.

If Lloyds Banking Group plc is wound up, the liquidator may, with the authority of an ordinary resolution, divide amongst the members in specie or kind the whole or any part of the assets of Lloyds Banking Group plc. The liquidator may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, and the liquidation may be closed and Lloyds Banking Group plc dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

DIRECTORS

Subject to any other provision of the Articles of Association, the number of directors of Lloyds Banking Group plc shall be no less than seven. The minimum/maximum number of directors may be varied by ordinary resolution of Lloyds Banking Group plc. The directors may elect from them a chairman and deputy chairman (or two or more deputy chairman) and determine the period for which each is to hold office.

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

The directors may confer upon any director holding any executive office any of the powers exercisable by them on such terms and conditions, and with such restrictions, as they think fit. The directors may also delegate any of their powers to committees. Any such committee shall have power to sub-delegate to sub-committees or to any person any of the powers delegated to it. Any such committee or sub-committee shall consist of one or more directors only. The meetings and proceedings of any such committee or sub-committee consisting of two or more persons shall be governed, with such changes as are appropriate, by the provisions of the Articles of Association regulating the meetings and proceedings of the directors. The directors may also grant powers of attorney to appoint a company, firm or person (or body of persons) to be the attorneys for Lloyds Banking Group plc with such powers, authorities and discretions and for such period and subject to such conditions as the directors think fit.

The directors may meet to consider this business of Lloyds Banking Group plc as they think fit. Any director may summon a meeting on request. The quorum necessary for the transaction of business of the directors may be fixed from time to time by the directors and unless so fixed at any other number shall be four. Questions arising at any meeting of the directors shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

DIRECTORS’ RETIREMENT

The Articles of Association provide that a director appointed by the board either to fill a casual vacancy or as an additional director shall retire at the annual general meeting next after his appointment but shall be eligible for election as a director at that meeting. The Articles of Association further provide that each director shall retire at the annual general meeting held in the third calendar year following the year in which he was elected or last re-elected and shall be eligible for re-election as a director at that meeting. No person shall be eligible for election as a director at any general meeting unless he is a director that is retiring or is recommended by the directors for election in the manner required by the Articles of Association.

REMOVAL OF A DIRECTOR AND VACATION FROM OFFICE

Subject to statute, Lloyds Banking Group plc may remove any director from office by ordinary resolution of which special notice has been given.

The officer of a director will be vacated in the following circumstances:

–	the director becomes prohibited by law from acting as a director;

–	the director resigns in writing to the chairman or deputy chairman or the secretary and the directors resolve to accept such offer of resignation;

–	if a bankruptcy order is made against such director or such director applies to the court in connection with a voluntary arrangement under the UK Insolvency Act 1986;

–	if an order is made by the court claiming jurisdiction on the ground of mentor disorder for the director’s detention or for the appointment of a guardian or for the appointment of a person to exercise powers in respect of such director’s property or affairs;

–	if the director is absent from meetings of directors for six months without leave and the directors resolve that such director’s office be vacated; or

–	if a written notice is served on him (signed by no less than three-quarters of the directors) to the effect that such director’s office shall be vacated.

DIRECTORS’ SHARE QUALIFICATION

A director is not required to hold any shares of Lloyds Banking Group plc by way of qualification.

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

DIRECTORS’ INDEMNITY/INSURANCE

So far as may be permitted by the statutes, any person who is or was at any time a director, officer, employee or trustee of Lloyds Banking Group plc (or any associated company) may be indemnified by Lloyds Banking Group plc against any liability incurred by him in connection with any negligence, default, breach of duty or breach of trust by him in relation to Lloyds Banking Group plc (or any associated company) or any other liability incurred in the execution of his duties, the exercise of his powers or otherwise in connection with his duties, powers or offices. The directors of Lloyds Banking Group plc may also purchase and maintain insurance in respect of such liabilities. So far as may be permitted by the statutes, Lloyds Banking Group plc may also provide defence costs in relation to any criminal, civil or regulatory proceedings to which any current or former director, officer, employee or trustee of Lloyds Banking Group plc (or any associated company) is subject and do anything to enable any such a person to avoid incurring such expenditure.

AUTHORISATION OF DIRECTORS’ INTERESTS

Subject to the provisions of the statutes, the directors can authorise any matter which would or might otherwise constitute or cause a breach of the duty of a director to avoid a situation in which he has or can have a direct or indirect interest that conflicts, or possibly may conflict, with the interests of Lloyds Banking Group plc.

Such authorisation of a matter shall be effective only if the matter in question shall have been proposed in writing for consideration at a meeting of the directors in accordance with the board’s normal procedures or in such other manner as the directors may determine, the quorum requirement for the meeting of directors at which the matter is considered is satisfied and the matter is (or would have been) agreed to without the interested directors voting.

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

Subject to the provisions of the statutes, the director (or a person connected with him), provided that the director has declared the nature and extent of any interest as required under the Articles of Association:

–	may be a director or other officer of, or be employed by, or otherwise interested (including by the holding of shares) in Lloyds Banking Group plc, a subsidiary undertaking of Lloyds Banking Group plc, any holding company of Lloyds Banking Group plc, a subsidiary undertaking of any such holding company, or any body corporate promoted by Lloyds Banking Group plc or in which Lloyds Banking Group plc is otherwise interested (a relevant company);

–	may be a party to, or otherwise interested in, any contract, transaction or arrangement with a relevant company (or in which the company is otherwise interested);

–	may (and any firm of which he is a partner, employee or member may) act in a professional capacity for any relevant company (other than as auditor) and be remunerated therefor;

–	may have an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

–	may have an interest, or a transaction or arrangement giving rise to such an interest, of which the director is not aware; and

–	may have any other interest authorised under the Articles of Association or by shareholder resolution.

Subject to the provisions of the Companies Act, a director is entitled to vote and be counted in the quorum in respect of any resolution concerning any contract, transaction or arrangement or any other proposal:

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
191

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

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

The ordinary remuneration of the directors is determined by the directors except that such ordinary remuneration shall not exceed £1,000,000 per annum in aggregate or such higher amount as may from time to time be determined by ordinary resolution of Lloyds Banking Group plc. Such ordinary remuneration is (unless otherwise provided by ordinary resolution of Lloyds Banking Group plc) divisible among the directors as they may agree, or, failing agreement, equally. However, any director who holds office for only part of the period in respect of which remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration relating to the period during which he has held office.

Any director who holds an executive office, or who serves on any committee of the directors, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the directors may determine in their discretion. Such extra remuneration or other benefits are in addition to, or in substitution for, any or all of a director’s entitlement to ordinary remuneration.

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

Up until April 2016, an individual shareholder or ADS holder who is resident in the UK for tax purposes was entitled to a tax credit in respect of any dividend received from Lloyds Banking Group plc and will be taxable on the gross dividend, which is the aggregate of the dividend received and related tax credit. The value of the tax credit will be equal to one-ninth of the dividend received (and, therefore, 10 per cent of the gross dividend). The gross dividend will be treated as an individual’s marginal taxable income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. A UK resident individual shareholder or ADS holder who is liable to income tax at the higher rate or additional rate (higher rate is 40 per cent for the 2015-2016 and 2016-2017 tax years and additional rate is 45 per cent for the 2015-2016 and 2016-2017 tax years) will be subject to tax at the rate applicable to dividends for such shareholders or ADS holders (32.5 per cent for higher rate taxpayers for the 2015-2016 tax year, 37.5 per cent for additional rate taxpayers for the 2015-16 tax year) on the gross dividend. The tax credit will be set against but will not fully discharge such shareholders’ or ADS holders’ tax liability on the gross dividend and they will have to pay additional tax. The additional tax is 22.5 per cent of the gross dividend for higher rate taxpayers and 27.5 per cent for additional rate taxpayers for the 2015-16 tax year.

There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit.

After April 2016, the 10 per cent tax credit will be replaced with a £5,000 tax free dividend allowance. Dividends received above the allowance will be taxed at 7.5 per cent to the extent that the dividend falls within the threshold for basic rate of income tax. A UK resident individual shareholder or ADS holder who is liable to income tax at the higher rate or additional rate will be subject to tax at the rate applicable to dividends for such shareholders or ADS holders (32.5 per cent for higher rate taxpayers and 38.1 per cent for additional rate taxpayers for the 2016-2017 tax year) on dividends received.

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

TAXATION

in such partnerships should consult their tax advisers as to the particular US federal income tax consequences of holding and disposing of the ADSs or ordinary shares.

This summary is based on the US Internal Revenue Code of 1986, as amended (the Code), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. It is also based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms.

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

The Group has exposures (including, but not limited to, lending, undrawn commitments, derivative, equity, contingent and/or settlement risks) to many different products, counterparties and obligors and the credit quality of its exposures can have a significant impact on the Group’s earnings. Credit risk exposures are categorised as “retail”, arising primarily in the Retail, Consumer Finance and parts of the Run-Off divisions, and small and medium-sized enterprises (SME) and “corporate” (including medium and large corporates, banks, financial institutions and sovereigns), arising primarily in the Commercial Banking, Run-Off and Insurance divisions. This reflects the risks inherent in the Group’s lending and lending-related activities and in the insurance business primarily in respect of investment holdings (including loan assets) and exposures to reinsurers. Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of the Group’s assets and materially increase the Group’s write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside the Group’s control, which include but are not limited to an adverse economic environment (in the UK and/or in countries where the Group and/or its customers/counterparties do and do not operate, such as any adverse economic effects that could occur in connection with the UK’s exit from the EU following the referendum decision), reduced UK consumer and/or government spending (in light of the Group’s concentration in the UK), global economic slowdown leading to constraints on liquidity (given continued concerns around the Eurozone, adverse economic environments in China and emerging markets and other macro-economic issues), changes in the credit rating of individual counterparties (including sovereigns), the debt levels of individual contractual counterparties and the economic environment in which they operate, increased unemployment, reduced asset values, increased personal or corporate insolvency levels, adverse sector concerns, falling stock and bond/other financial markets, reduced corporate profits, over-indebtedness (including sovereigns), changes (and the timing, quantum and pace of these changes) in interest rates (including the potential increase in the use of negative interest rates), and any subsequent impact on pension liabilities, volatility of oil and commodity prices, changes in foreign exchange rates, higher tenant defaults, counterparty challenges to the interpretation or validity of contractual arrangements, an increase in credit spreads, changes to insolvency regimes making it harder to enforce against counterparties, impact of technological disruption or cybercrime and any external factors of a political, legislative or regulatory nature, including for example, rising “living wage” requirements, changes in accounting rules and tax changes relating to buy-to-let investments in the UK.

The EU referendum decision has heightened the probability of some or all of these events happening and adds further uncertainty to counterparty credit risk and the Group’s financial condition. Key related risks which may impact the Group’s business and/or the Group’s clients’ businesses include, but are not limited to: weaker sterling, volatility in financial markets, a downgrade of the UK credit rating, inflation risk, prolonged low or rising interest rates, impact on European sovereigns and counterparties, reduced consumer spending, dampened confidence, loss and/or postponement of foreign direct investment and domestic direct investment, political uncertainty, potential wider European political instability, uncertainty around trade negotiations and/or the UK’s ability to retain access to the single market, passporting and free movement and cost of labour, relocation of companies and institutions away from the UK, and the withdrawal and/or reduction of EU funding. For more detail on the EU referendum decision see “—Business and Economic Risks— Political, legal, regulatory, constitutional and economic uncertainty arising from the outcome of the referendum on the UK’s membership of the EU could adversely impact the Group’s business, results of operations, financial condition and prospects” below. For further information on general macro-economic risks affecting the Group in the UK and the EU see “— Business and Economic Risks— The Group’s businesses are subject to inherent and indirect risks arising from general macro-economic conditions in the UK, the US, the Eurozone, Asia and globally, and any resulting instability of financial markets or banking systems”.

There are many other factors that could impact credit risk including fraud, natural disasters, flooding, industrial and strike action, war and acts of terrorism.

The Group has credit exposure both in the UK and internationally, including Europe, the US and Asia. The Group’s credit exposure includes residential mortgage lending (in the UK and to a lesser extent, Ireland and The Netherlands) and commercial real estate lending, including commercial real estate lending secured against secondary and tertiary non-prime assets in the UK. The Group also has significant credit exposure to certain individual counterparties in higher risk and cyclical asset classes and sectors (such as leveraged lending, oil and gas and related sectors, commodities trading, manufacturing (including auto manufacturers), construction, retail and outsourcing services) and weakened geographic markets and to counterparties whose businesses may be impacted by material unforeseen events. In addition, the Group has concentrated country exposure in the UK and within certain industry sectors, namely real estate and real estate-related sectors and financial intermediation including providing facilities to funds, mainly against high quality (investment grade equivalent) investors. Certain industry sectors have been adversely impacted by recent global economic events; for example the oil and gas and related sectors, manufacturing (including auto manufacturers) and commodities trading and such adverse developments in these sectors increases the risk of default by the Group’s customers in these sectors. The Group’s retail customer portfolios (including those in the Retail, Consumer Finance and Run-Off divisions) will remain strongly linked to the UK economic environment, with house price deterioration, unemployment increases, inflationary pressures, consumer over-indebtedness and prolonged low or rising interest rates among the factors that may impact secured and unsecured retail credit exposures.

In recent years, a number of factors, such as Eurozone instability (including the risk of economic stagnation/deflation in the Eurozone or of one or more members leaving the Eurozone), the deterioration of capital market conditions, the global economic slowdown (given slowdown in economic growth across China and emerging markets and other macro-economic issues) and measures adopted by the governments of individual countries, have reduced and could further reduce households’ disposable income and businesses’ profitability. In the UK, the sterling’s depreciation is expected to squeeze households’ real incomes by pushing up import prices. If such volatile conditions were to continue or increase, this could also have a negative impact on customers’ ability to honour their obligations, which in turn would result in deterioration of the Group’s credit quality. If political conditions or uncertainty over the Eurozone, or the UK Government and Eurozone austerity measures and public spending cuts, result in a prolonged period of economic stagnation for the UK or Eurozone, or a slowdown in the rate of economic recovery, or there is a broader economic slowdown, it may lead to further weakening of counterparty credit quality and subsequent higher impairment charges or fair value reductions in the Group’s lending and contingent equity and derivative portfolios. This could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

RISK FACTORS

The possibility of prolonged economic stagnation in the EU or the risk of one or more members leaving the EU (including the UK’s exit from the EU following the referendum decision), or the risk of a Eurozone member leaving the Eurozone, could impact the UK’s own economic recovery, given the extensive trade links between the UK and the Eurozone/EU and in turn, this could impact upon the Group’s performance. The Group has credit exposure to SMEs and corporates, financial institutions and securities which may have material direct and indirect exposures in the Eurozone countries. Any default on the sovereign debt of these countries and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could have a material adverse effect on the Group’s business.

At present, default rates are partly cushioned by low rates of interest which have helped customer affordability, but the risk remains of increased default rates as interest rates start to rise. The timing, quantum and pace of any change in interest rates is a key risk factor for the Group’s default rates with expectations on the timing and quantum of any changes set by the Bank of England and also by the relevant central bank when lending in a foreign currency.

All new lending is dependent on the Group’s assessment of each customer’s ability to repay and the value of any underlying security. There is an inherent risk that the Group has incorrectly assessed the credit quality and/or the ability or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing models to estimate the true risk of lending to counterparties. The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to the Group’s results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how macro-economic conditions might impair the ability of borrowers to repay their loans. As is the case with any such assessments, there is always a risk that the Group will fail to adequately identify the relevant factors or that it will fail to estimate accurately the impact of these identified factors.

Concentration of credit and market risk could increase the Group’s potential for significant losses including in an adverse market/environment.

The Group has exposure to concentration risk where its business activities focus particularly on a single obligor or a similar type of customer (borrower, sovereign, financial institution or central counterparty), product, industrial sector or geographic location, including the UK.

The Group has significant exposure to the UK residential mortgage market. Additionally, the Group has large sectorial concentrations (primarily in gilts, real estate and real estate-related lending, and financial intermediation including providing facilities to funds, mainly against high quality (investment grade equivalent) investors and to a lesser extent, oil and gas and related sectors, manufacturing (including auto manufacturers), agriculture and leveraged lending), as well as significant global credit exposure.

The Group has significant real estate and real estate-related exposure, including secondary and tertiary non-prime assets, meaning that decreases in residential or commercial property values and/or increases in tenant defaults are likely to lead to higher impairment charges, which could materially affect the Group’s results of operations, financial condition or prospects.

The Group’s corporate lending portfolio also contains substantial exposure to large, mid-sized, public and private companies. Exposures to sectors that have experienced cyclical weakness in recent years, coupled with a historic strategy of taking large single name concentrations to non-listed companies and entrepreneurs, and taking exposure at various levels of the capital structure, may give rise to (albeit reducing) single name and risk capital exposure. Whilst expectation of default for these exposures is appropriately provided for within the Group’s base case assumptions, they remain vulnerable to downside risks. As in the UK, the Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of loss should default occur.

The Group’s efforts to continue to divest, diversify or manage its credit portfolio against concentration risks may not be successful and any concentration of credit risk could increase the potential for significant losses in its credit portfolio. In addition, any disruption in the liquidity or transparency of the financial markets may result in the Group’s inability to sell or syndicate securities, loans or other instruments or positions held (including underwrites), thereby leading to increased concentrations of such positions. These concentrations could expose the Group to losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing the Group to take write-downs. Moreover, the inability to reduce the Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on the Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could materially adversely affect the Group’s operating results, financial condition or prospects.

The Group’s corporate portfolios are also susceptible to “fallen angel” risk, that is, the probability of default increases significantly following material unexpected events, resulting in the potential for large losses. These types of events can occur from time to time, and may include for example, major fraud, poor corporate governance, high profile incidents and collapse in specific sectors or products, all of which are very difficult to forecast, and could adversely impact the Group’s results of operations, financial condition or prospects.

The Group may be required to record credit value adjustments, funding value adjustments and debit value adjustments on its derivative portfolio, which could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group continually seeks to limit and manage counterparty credit risk exposure to market counterparties. Credit value adjustment (CVA) and funding value adjustment (FVA) reserves are held against uncollateralised derivative exposures and a risk management framework is in place to mitigate reserve value changes. CVA is an expected loss calculation that incorporates current market factors including counterparty credit spreads. FVA reserves are held to capitalise the cost of funding uncollateralised derivative exposures. The Group also calculates a debit value adjustment (DVA) to reflect own credit spread risk as part of the fair value of derivative liabilities. The Group uses several credit risk mitigation techniques to limit counterparty credit risk exposure including netting agreements, collateral agreements and other forms of credit enhancement where possible. However, deterioration in the creditworthiness of financial counterparties, or large adverse financial market movements, could impact the size of CVA and FVA reserves and result in a material charge to the Group’s profit and loss account.

CONDUCT RISKS

The Group is exposed to various forms of conduct risk in its operations, including the risk of mis-selling financial products, mishandling of complaints, business planning and strategy not being based upon customer need and not supporting fair customer outcomes, and engaging in conduct which disrupts the fair and effective operation of a market in which it is active, any of which could have a material adverse effect on the Group’s results or its relations with its customers and regulators.

The Group is exposed to various forms of conduct risk in its operations. Such risks are inherent in banking services. These include business and strategic planning that does not sufficiently consider customer need (leading to products being offered beyond target markets and mis-selling of financial products), ineffective management and monitoring of products and their distribution (which could result in customers receiving unfair outcomes), a

RISK FACTORS

culture that is not sufficiently customer-centric (potentially driving improper decision making and unfair outcomes for customers), outsourcing of customer service and product delivery via third parties that do not have the same level of control, oversight and culture as the Group (resulting in unfair customer outcomes which could lead to reputational damage and regulatory investigations), the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in the Group’s financial accounts), poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes. These can lead to remediation and regulatory intervention/enforcement (including fines). Ineffective management and oversight of legacy conduct issues can result in customers who are undergoing remediation being unfairly treated and therefore further rectification being required. The Group is also exposed to the risk of engaging in conduct which disrupts the fair and effective operation of a market in which it is active.

While the Group has implemented a number of policies in order to help mitigate against these risks, no assurance can be given that the conduct strategy and framework will be effective and will not have an adverse effect on the Group’s results of operations, financial condition or prospects.

REGULATORY AND LEGAL RISKS

The Group and its businesses are subject to substantial regulation and oversight. Adverse legal or regulatory developments could have a significant material adverse effect on the Group’s business, results of operations, financial condition or prospects.

The Group and its businesses are subject to legislation, regulation, court proceedings, policies and voluntary codes of practice including the effects of any changes in these or the interpretation of them in the UK, the EU and the other markets in which the Group operates. The Group is therefore subject to associated legal and regulatory risks, including risk in connection with legal and regulatory actions and market reviews. Depending on the specific nature of the requirements and how they are enforced, they could have a significant impact on the Group’s operations, business prospects, structure, costs and/or capital requirements and ability to enforce contractual obligations.

These laws and regulations include (i) increased regulatory oversight, particularly in respect of conduct issues, (ii) prudential regulatory developments, including ring-fencing, (iii) increased legislative requirements including the recently implemented Senior Managers and Certification Regime (the “SMCR”), and (iv) other industry-wide initiatives.

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

For more detail on the changing prudential regulatory environment see “—Regulatory and legal risks—The Group faces risks associated with an uncertain and rapidly evolving international prudential, legal and regulatory environment” below.

The Group faces risks associated with an uncertain and rapidly evolving international prudential, legal and regulatory environment.

The Group’s borrowing costs and access to capital markets, as well as its ability to lend or carry out certain aspects of its business, could be affected by prudential regulatory developments, including (i) amendments to FSMA introduced by the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act”) along with secondary legislation and PRA/FCA rules made under the Banking Reform Act, (ii) amendments to the EU legislation comprising the Capital Requirements Directive and the Capital Requirements Regulation (together, “CRD IV”), or implementation of CRD IV in the UK, (iii) evolving European and global prudential and regulatory changes, and (iv) regulatory changes in the US.

BANKING REFORM ACT

The Banking Reform Act’s measures contain provisions with respect to, amongst other things (i) ring-fencing domestic retail banking services of UK banks, and (ii) the implementation of SMCR.

RISK FACTORS

RING-FENCING

The Banking Reform Act, secondary legislation and PRA/FCA rules made under the FSMA have enacted amendments to the FSMA and the UK regulatory regime that require UK banking groups (such as the Group) with more than £25 billion (on a Group-wide basis) of core deposits (defined as “ring-fenced bodies” or “RFBs”) to separate the retail banking activities of their UK banks – particularly deposit-taking and associated services – from certain prohibited forms of activity, including (i) dealing in investments, (ii) incurring exposures to relevant financial institutions (which include, amongst others, credit institutions (other than RFBs), investment firms and alternative investment funds (subject to certain limited exceptions)), (iii) participating in an inter-bank payment system other than as a direct member (subject to certain limited exceptions), and (iv) having non-EEA branches or subsidiaries. RFBs are also subject to regulations governing how pension arrangements can be managed, following the implementation of ring-fencing.

The PRA and FCA are required by the Banking Reform Act to implement ring-fencing rules (the “Ring-fencing Rules”) by 1 January 2019, with the deadline for implementing changes to the Group’s pension scheme being 1 January 2026. The PRA has published consultation papers covering: (i) the legal structure of an RFB and its wider group, (ii) the governance arrangements for an RFB, (iii) the continuity of services and facilities, (iv) prudential requirements applicable to the RFB sub-group, (v) intra-group arrangements, (vi) the use of financial market infrastructure by RFBs, and (vii) reporting requirements regarding compliance with the ring-fencing regime, including an RFB’s reliance on any exemptions to the excluded activities and prohibitions under secondary legislation. RFBs are able to apply for waivers of the Ring-fencing Rules in accordance with the statutory procedure for waivers set out in FSMA. In July 2016, the PRA published its final policy statement, supervisory statement and rules covering items (i) through (vi) above, and the consultation process for item (vii) above has now closed. The PRA and FCA have also been granted powers under the FSMA to impose certain restructuring requirements on RFBs, their parent undertakings and certain other regulated entities within an RFB’s group if, in broad terms, the financial stability of the RFB is deemed to be at risk as a result of the implementation of the Ring-Fencing Rules within the relevant banking group.

Whilst the Ring-fencing Rules and other aspects of regulatory guidance are not yet in final form, the implementation of the Ring-fencing Rules will have an impact on the Group’s structure, governance arrangements, business and reporting models, operations, costs and financing arrangements.

The Group is actively engaged with HM Treasury, the PRA and FCA to ensure that it is able to fully implement the restructuring required to implement ring-fencing by the January 2019 deadline. As required under the PRA’s second consultation paper, the Group submitted its latest implementation plan to the PRA and FCA in December 2016. In addition, the Group will become subject to the expanded oversight powers granted to HM Treasury, the PRA and the FCA under the Banking Reform Act from 1 January 2019.

SENIOR MANAGERS AND CERTIFICATION REGIME

The SMCR is a recently implemented regime which came into force on 7 March 2016 and replaces the approved persons regime for deposit takers and other PRA designated firms. The SMCR comprises a number of elements, including the senior managers’ regime, the certification regime and the conduct rules, which are due to be expanded by changes proposed by the Bank of England and the Financial Services Act 2016. The Group could be exposed to additional risk or loss if it is unable to comply with the requirements arising from the SMCR or if doing so imposes significant demands on the attention of management.

CAPITAL REQUIREMENTS REGULATION AND CAPITAL REQUIREMENTS DIRECTIVE

In 2012, the Basel Committee on Banking Supervision (the “Basel Committee”) approved significant changes to the regulatory framework applicable to the Group, including new capital and liquidity requirements intended to reinforce capital standards and to establish minimum liquidity standards for credit institutions (such changes being commonly referred to as “Basel III”). The Basel III changes refer to, among other things, (i) new requirements for a bank’s capital base; (ii) measures to strengthen capital requirements for counterparty credit exposures arising from certain transactions; (iii) the introduction of a leverage ratio; and (iv) short-term and longer-term standards for funding and liquidity.

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

The CRD IV regime is expected to continue to evolve as a result of further changes agreed by EU legislators, binding regulatory technical standards and guidelines to be developed by the European Banking Authority (EBA) and changes to the way in which the PRA interprets and applies these requirements to UK financial institutions. In particular, on 23 November 2016, the European Commission put forward significant proposals to amend, among other things, both the Capital Requirements Regulation and the Capital Requirements Directive (such amended Capital Requirements Regulation to be known as “CRR 2” and the Capital Requirements Directive as “CRD V”), including to propose a binding leverage ratio, a binding net stable funding ratio, more risk-sensitive capital requirements. If adopted, these reforms are expected to enter into force by 2019 at the earliest.

CRD IV introduced a number of new capital buffers to provide further capital cushions for additional risks that financial institutions may be subject to. These buffers will be fully phased in by 1 January 2019 and comprise: (i) a capital conservation buffer; (ii) a time-varying countercyclical capital buffer; (iii) buffers applicable to global systemically important banks (G-SIBs); (iv) buffers applicable to other systematically important banks; and (v) a systemic risk buffer (SRB).

The Group is not currently categorised as a G-SIB for which the Financial Stability Board (FSB) has set buffer rates. The Bank of England’s Financial Policy Committee (FPC) published the final framework for the UK SRB in May 2016 and the PRA published their statement of policy on their approach for implementing the SRB in December 2016. The Group’s RFB sub-group will be subject to the UK SRB from 1 January 2019; however, the level of the buffer will be dependent on the final structure of the Group’s RFB sub-group (which is, in turn, due to be finalised prior to 1 January 2019).

In December 2015, the FPC released a supplement to its Financial Stability Report on the framework of capital requirements for UK banks. The supplement outlined the FPC’s final views on the overall calibration of the UK capital framework and described how the framework of capital requirements for UK banks is expected to transition from its current state to its end point in 2019, as well as ongoing work to refine requirements during that transition period. In this supplement, the FPC set out its strategy for the time-varying UK countercyclical capital buffer which will be applied to a bank’s UK exposures. The UK countercyclical capital buffer rate was set to increase from 0 per cent. to 0.5 per cent. of risk-weighted assets on 29 March 2017, at which time the overlapping aspects of Pillar 2 supervisory capital buffers would be removed or reduced. However, following the EU referendum, on 5 July 2016 the FPC announced in their Financial Stability Report that the planned 0.5 per cent. UK countercyclical capital buffer would not be implemented in March 2017 and the 0 per cent. rate was expected to remain until at least June 2017. The FPC also recommended that where existing

RISK FACTORS

Pillar 2 PRA supervisory buffers reflect risks that would be captured by a UK countercyclical capital buffer rate, the PRA should reduce those buffers by an amount of capital which is equivalent to the effect of a UK countercyclical capital buffer rate of 0.5 per cent. The FPC has also indicated that it expects to review the countercyclical buffer and to set a UK countercyclical capital buffer rate in the region of 1 per cent. of risk-weighted assets when risks are judged to be neither subdued nor elevated, but the rate can be set in excess of this level. There remains a risk that any future changes to the countercyclical capital buffer rate in the UK could lead to an increase in capital requirements applicable to the Group where these changes are deemed not to be already captured by Pillar 2 supervisory capital buffers.

Under the Capital Requirements Directive Article 141, institutions that fail to meet their “combined buffer requirements” (consisting of buffers (i), (ii), and the higher of (iii), (iv) and (v)) will be subject to restrictions on the making of certain discretionary payments (including dividends on ordinary shares, coupons or Additional Tier 1 (AT1) securities and certain items of variable remuneration). These restrictions are scaled according to the extent of the breach and result in a maximum distributable amount which may be expended on such discretionary payments in each relevant period.

As outlined above, the Group’s capital buffer requirements are still being finalised and investors may not be able to predict accurately the risk of dividends on ordinary shares or distributions on other securities being prohibited or restricted as a result of the Capital Requirements Directive Article 141.

The FPC supplement also sets out how the PRA intends to set a PRA buffer for individual banks which is the minimum level of capital buffer required by the PRA. The PRA buffer is confidential between the Group and the PRA and can be set at a level in excess of the combined buffer requirements and any further sectoral capital measures that the PRA has imposed. As a result, investors may not be able to predict accurately the risk of dividends on ordinary shares or distributions on other securities being restricted as a result of the PRA buffer.

In addition to the risk based capital framework, the Group is also subject to minimum requirements under the UK leverage framework. Currently, the UK leverage ratio framework does not give rise to higher capital requirements for the Group than the risk-based capital framework but there is a risk that it could do so as a result of a change in the Group’s financial position or a strengthening of the regulatory requirements (which are expected to be calibrated in 2017).

The Group will monitor the ongoing changes to the capital framework which may affect the Group’s financial position or require the strengthening of regulatory requirements.

EVOLVING EUROPEAN AND GLOBAL PRUDENTIAL AND REGULATORY CHANGES

More generally and in the longer term, the Basel Committee is considering revisions to Basel III including: credit risk capital requirements; capital floors; operational risk capital requirements; and capital requirements covering credit valuation adjustments. Whilst the Basel Committee and the PRA have publicly stated that they are not seeking to increase the overall quantum of capital in the system, there is a risk that individual firms may be more impacted than others, or the final rules are more onerous than these statements suggest. Final rules are expected to be published by the Basel Committee in early 2017 and until such rules are published and translated into European legislation it will remain premature to estimate the impact.

The Minimum Requirement for Own Funds and Eligible Liabilities (MREL), which is being implemented in the EU and the UK, will apply to EU financial institutions and cover capital and debt instruments that are capable of being written-down or converted to equity in order to prevent a financial institution from failing in a crisis. In November 2016, the Bank of England published a statement of policy outlining its approach to setting MREL. The Bank of England has set a final MREL conformance date of 1 January 2022 with MREL requirements transitioning up to that date. The PRA has also separately stated that financial institutions should expect the PRA to investigate whether any financial institution in breach of its MREL requirement is failing, or likely to fail, to satisfy the threshold conditions for authorisation, with a view to taking further action as necessary. On 23 November 2016, the European Commission published proposals to amend the BRRD to implement, among other things, a revised firm-specific MREL requirement. If adopted, these reforms are expected to enter into force by 2019 at the earliest. Under CRD V, it is proposed that MREL will also be factored in to the calculation of the maximum distributable amount (as discussed above). There is a risk that conforming with the final MREL requirements may create an unexpected adverse impact upon the amount, mix and associated cost of the Group’s capital and eligible debt of the Group.

Following the report of the European Commission’s high-level expert group on banking structural reform chaired by Erkki Liikanen (the “Liikanen Report”), published in 2012, structural reform measures that are similar to some of those contained in the Banking Reform Act are also under consideration.

European Regulation 648/2012, known as the European Market Infrastructure Regulation (EMIR), introduces new requirements to improve transparency and reduce the risks associated with the derivatives market. EMIR came into force on 16 August 2012 and when it fully comes into effect, EMIR will require entities that enter into any form of derivative contract, including interest rate, foreign exchange, equity, credit and commodity derivatives, to: (i) report every derivative contract entered into to a trade repository, (ii) implement new risk management standards (including operational processes and margining) for all bilateral OTC derivative trades that are not cleared by a central counterparty, and (iii) clear, through a central counterparty, OTC derivatives that are subject to a mandatory clearing obligation. Certain of the requirements under EMIR (such as some clearing requirements) have yet to fully come into effect. The first clearing obligations for certain interest rate derivatives have applied from June 2016. Variation margin requirements for uncleared trades came into effect on 4 February 2017 for market participants with a sufficiently large derivative trading volume and on 1 March 2017 for all other counterparties, including the Group. Certain products are exempt from variation margin requirements at this time and implementation for these products is due to be phased in. The Group does not expect initial margin requirements to apply to it until September 2018. It is expected that there will be additional costs and limitations on the Group’s business resulting from these requirements.

The Group’s businesses could be adversely impacted by significant US regulatory reforms including any changes relating to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), which provides a broad framework for significant regulatory changes. For example, final rules implementing the “Volcker Rule” came into effect in July 2015, prohibiting certain types of proprietary trading by the Group and limiting the Group’s ability to make investments in and sponsor certain private equity funds and hedge funds. In addition, the Dodd-Frank Act’s implementing regulations include final rules imposing registration and other requirements on entities that engage in derivatives activities. The new US administration has announced its intention to modify the existing regulatory framework, including the Dodd-Frank Act. Although the timing and scope of any such changes and/or further progress on the Dodd-Frank Act’s implementing regulations are uncertain, there have been and will continue to be additional costs and/or limitations on the Group’s businesses in connection with any US financial regulatory changes.

RISK FACTORS

The full impact of the derivative market regulations on the Group remains unclear, and could have a materially adverse effect on the Group’s business, results of operations, financial condition or prospects. In particular, the costs of complying with the regulations are expected to be burdensome, giving rise to additional expenses that may have an adverse impact on the Group’s financial condition. Additionally, such regulations could make it more difficult and expensive to conduct hedging and trading activities. As a result of these increased costs, the regulation of the derivative markets may also result in the Group deciding to reduce its activity in these markets.

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

Under the Banking Act 2009, as amended, (the “Banking Act”), substantial powers have been granted to HM Treasury, the Bank of England and the PRA and FCA (together, the “Authorities”) as part of the special resolution regime (the “SRR”). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits pursuant to Part 4A of the FSMA if they are failing or are likely to fail to satisfy certain threshold conditions (within the meaning of Section 55B of the FSMA). The SRR consists of five stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser, (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established and wholly owned by the Bank of England, (iii) transfer all or part of the relevant entity or “bridge bank” to an asset management vehicle, (iv) making of one or more resolution instruments by the Bank of England, and (v) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. The SRR also provides for two new insolvency and administration procedures for relevant entities. Certain ancillary powers include the power to modify certain contractual arrangements in certain circumstances.

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

The final text of the EU Directive 2014/59/EU establishing an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “BRRD”), entered into force on 2 July 2014 and in the UK, the Banking Reform Act made provision for certain aspects of the “bail-in” power. Certain amendments to the BRRD may be made as a result of proposals published by the European Commission on 23 November 2016. Under the “bail-in” power, prior to insolvency proceedings, regulators would have the power to impose losses on holders of regulatory capital securities, senior bondholders and/or other creditors while potentially leaving untouched certain other classes of excluded creditors; generally losses are to be taken in accordance with the priority of claims under normal insolvency proceedings. Bail-in is expected to apply to all of the Group’s unsecured senior and subordinated debt instruments with a remaining maturity of greater than seven days. The stated aim of the BRRD is to provide authorities designated by EU member states to apply the resolution tools and exercise the resolution powers set forth in the BRRD (the “resolution authorities”) with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses. The powers granted to resolution authorities under the BRRD include, but are not limited to: (i) a “write-down and conversion power” relating to Tier 1 and Tier 2 capital instruments and (ii) a “bail-in” power relating to eligible liabilities (including the capital instruments and senior debt securities issued by the Group). Such powers give resolution authorities the ability to write-down or write-off all or a portion of the claims of certain unsecured creditors of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving group entity, if any. Such resulting ordinary shares may be subject to severe dilution, transfer for no consideration, write-down or write-off. Such powers were implemented in the UK with effect from 1 January 2015.

The conditions for use of the bail-in power are, in summary, that (i) the regulator determines that the bank is failing or likely to fail, (ii) having regard to timing and other relevant circumstances, it is not reasonably likely that (ignoring the stabilisation powers) action will be taken by or in respect of the bank to avoid the failure of the bank, (iii) the relevant UK resolution authority determines that it is necessary having regard to the public interest to exercise the bail-in power in the advancement of one of the statutory objectives of resolution, and (iv) one or more of those objectives would not be met to the same extent by the winding up of the bank. The Banking Act and secondary legislation made thereunder provides certain other limited safeguards for creditors in specific circumstances. The “no creditor worse off” safeguard contained in the Banking Act may not apply in relation to an application of the write-down and conversion power in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation. The exercise of mandatory write-down and conversion power under the Banking Act or any suggestion of such exercise could, therefore, materially adversely affect the rights of the holders of equity and debt securities and the price or value of their investment and/or the ability of the Group to satisfy its obligations under such debt securities.

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

The determination that securities and other obligations issued by the Group will be subject to write-down, conversion or bail-in is likely to be inherently unpredictable and may depend on a number of factors which may be outside of the Group’s control. This determination will also be made by the

RISK FACTORS

relevant UK resolution authority and there may be many factors, including factors not directly related to the Company or the Group, which could result in such a determination. Because of this inherent uncertainty and given that both BRRD and the relevant provisions of the Banking Act remain untested in practice, it will be difficult to predict when, if at all, the exercise of a bail-in power may occur which would result in a principal write-off or conversion to other securities, including the ordinary shares of the Company. Moreover, as the criteria that the relevant UK resolution authority will be obliged to consider in exercising any bail-in power provide it with considerable discretion, holders of the securities issued by the Group may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and consequently its potential effect on the Group and the securities issued by the Group.

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

Holders of the Group’s securities may have limited rights or no rights to challenge any decision of the relevant UK resolution authority to exercise the UK bail-in power or to have that decision reviewed by a judicial or administrative process or otherwise. Accordingly, trading behaviour in respect of such securities is not necessarily expected to follow the trading behaviour associated with other types of securities that are not subject to such recovery and resolution powers. Potential investors in securities issued by the Group should consider the risk that a holder of such securities may lose all of its investment, including (in the case of debt securities) the principal amount plus any accrued and unpaid interest, if such statutory loss absorption measures are acted upon or if that senior debt instrument may be converted into Lloyds Banking Group plc ordinary shares. Further, the introduction or amendment of such recovery and resolution powers, and/or any implication or anticipation that they may be used, may have a significant adverse effect on the market price of such securities, even if such powers are not used.

The Group faces risks associated with its compliance with a wide range of laws and regulations.

The Group is exposed to various forms of legal and regulatory risk, including:

(i)	certain aspects of the Group’s activities and business may be determined by the relevant authorities, the Financial Ombudsman Service (the “FOS”) or the courts not to have been conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the Ombudsman’s opinion;

(ii)	the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of the Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions;

(iii)	risks relating to compliance with, or enforcement actions in respect of, existing and/or new regulatory or reporting requirements, including as a result of a change in focus of regulation or a transfer of responsibility for regulating certain aspects of the Group’s activities and business to other regulatory bodies;

(iv)	contractual and other obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;

(v)	the intellectual property of the Group (such as trade names) may not be adequately protected;

(vi)	the Group may be liable for damages to third parties harmed by the conduct of its business;

(vii)	the risk of regulatory proceedings, enforcement actions and/or private litigation, arising out of regulatory investigations or otherwise (brought by individuals or groups of plaintiffs) in the UK and other jurisdictions; and

(viii)	risks related to court or UK Government activity leading to a requirement to equalise pension benefits for the effect of Guaranteed Minimum Pensions, in particular following the completion of the recent consultation by the Department for Work and Pensions on a possible methodology for delivering equalisation. It is possible that any such requirement could increase liabilities in the Group’s defined benefit pension schemes.

Regulatory and legal actions pose a number of risks to the Group, including substantial monetary damages or fines, the amounts of which are difficult to predict and may exceed the amount of provisions set aside to cover such risks. In addition, the Group may be subject, including as a result of regulatory actions, to other penalties and injunctive relief, civil or private litigation arising out of a regulatory investigation or otherwise, the potential for criminal prosecution in certain circumstances and regulatory restrictions on the Group’s business, all of which can have a negative effect on the Group’s reputation. Any of these risks could have an adverse impact on the Group’s operations, financial condition, results of operations or prospects and the confidence of customers in the Group, as well as taking a significant amount of management time and resources away from the implementation of the Group’s strategy.

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

The Group’s operations, in particular related to its treatment of customers, are subject to supervision by the FCA and other regulatory authorities. In recent periods, the UK banking industry has been subject to heightened attention from these regulatory authorities, as well as the press and the UK Government. The FCA in particular continues to focus on conduct of business issues through its supervision activities and its establishment of a new

RISK FACTORS

payment systems regulator (Payment Systems Regulator). Other regulatory efforts include the implementation of the UK Mortgage Market Review (MMR) in April 2014, which requires lenders to obtain evidence of borrowers’ income so as to ensure that they can afford a mortgage, including with respect to potential interest rate rises. The Bank of England is currently implementing limitations on the ability of lenders to provide high loan-to-income mortgages. Increased scrutiny or regulatory development in these areas could materially affect the Group’s operation of its business and/or have a material adverse effect on the Group’s business, results of operations or financial condition. Alongside these changes, the FCA may consider various adjustments to the MMR or other legislation in order to align it with the Mortgage Credit Directive 2014/17/EU (MCD), which came into force on 21 March 2016, including: (i) introducing the “European Standardised Information Sheet”, which is a new product disclosure document to be provided to customers, (ii) requiring firms to calculate both an annual percentage rate of charge (APRC) according to the method set out in the MCD as well as a second APRC for variable-rate mortgage products, and (iii) widening the scope of UK mortgage regulation to include properties located across the EEA, as well as certain buy-to-let mortgages and second charge lending.

Additionally, the Group is subject to the Markets in Financial Instruments Directive (MiFID) and its various implementing measures, which together regulate the provision of “investment services and activities” in relation to a range of customer-related areas, including customer classification, conflicts of interest, client order handling, investment research and financial analysis, suitability and appropriateness, transparency obligations and transaction reporting. MiFID is in the process of being replaced by a revised directive (MiFID II) and a new regulation (Markets in Financial Instruments Regulation or “MiFIR”), which entered into force on 2 July 2014. The changes to MiFID include expanded supervisory powers that include the ability to ban specific products, services or practices. While the majority of the provisions of MiFID II and MiFIR and the implementing laws and regulations are currently scheduled to apply from 3 January 2018, the Group has commenced work to meet anticipated requirements. If the Group incurs substantial expenses associated with compliance, ongoing compliance imposes significant demands on the attention of management that result in other areas of the Group’s business not receiving sufficient management attention, or if particular products, services or practices are banned, the Group’s results of operations could be materially adversely affected.

The Group is also subject to European regulation on customer deposits. On 12 June 2014, the Deposit Guarantee Schemes Directive 2014/49/EU (the “recast DGSD”) was published in the Official Journal of the EU, which replaced Directive 94/19/EC on Deposit Guarantee Schemes. As required by the recast DGSD, the UK introduced a compliant deposit guarantee scheme (DGS) that:

•	gives a preference in liquidation or resolution to deposits made by retail customers and SMEs over other senior creditors (including the holders of the Notes issued by the Bank);

•	sets out the rights of eligible depositors (typically retail customers) to compensation, and repayment circumstances and procedures by the DGS, covering the unavailability of any deposit, up to aggregate deposits of €100,000;

•	places obligations on credit institutions, in particular, requirements to provide specified information to depositors (and potential depositors) on their rights to compensation under the DGS; and

•	sets out provisions on the financing of DGSs, including target funding levels and contribution amounts by credit institutions.

In addition, increasing regulatory scrutiny under the EU General Data Protection Regulation may limit the extent to which customer data can be used to support the Group achieving its strategic objectives.

The financial impact of legal proceedings and regulatory risks might be material but is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances, as has been the case in respect of payment protection insurance (“PPI”) redress payments.

Where provisions have already been taken in published financial statements of the Group or results announcements for ongoing legal or regulatory matters, these have been recognised, in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”), as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.

The Group increased provisions for expected PPI costs by a further £1.35 billion in 2016. This brings the total amount provided for at the end of 2016 to £17.4 billion, of which £2.6 billion remains unutilised relating to complaints and administration costs. Provisions have not been taken where no obligation (as defined in IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”)) has been established, whether associated with a known or potential future litigation or regulatory matter. Accordingly, an adverse decision in any such matters could result in significant losses to the Group which have not been provided for. Such losses would have an adverse impact on the Group’s financial condition and operations.

In November 2014, the UK Supreme Court ruled in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (Plevin) that failure to disclose to a customer a “high” commission payment on a single premium PPI policy sold with a consumer credit agreement created an unfair relationship between the lender and the borrower under s140 of the Consumer Credit Act 1974. It did not define a tipping point above which commission was deemed “high”. The disclosure of commission was not a requirement of the FSA’s (now FCA’s) Insurance: Conduct of Business sourcebook rules for the sale of general insurance (including PPI). The industry, the FCA and the FOS are considering the broader impacts of this decision. Permission to appeal the redress outcome in the Plevin case was refused by the Court of Appeal in July 2015 and by the President of the Family Division in November 2015.

In November 2015 and August 2016, the FCA consulted on the introduction of a two year industry deadline by which consumers would need to make their PPI complaints or lose their right to have them assessed, and proposed rules and guidance about how firms should handle PPI complaints fairly in light of the Plevin judgement discussed above. On 2 March 2017 the FCA confirmed the deadline would be 29 August 2019, and new rules for Plevin would start in August 2017. The industry deadline applies to the handling of these complaints. It is anticipated that the introduction of an industry deadline could encourage eligible consumers to bring their claims earlier than would have otherwise been expected during such period in the absence of an industry deadline for having complaints assessed. The new rules could have a material adverse effect on the Group’s reputation, business, financial condition, results of operations and prospects.

RISK FACTORS

BUSINESS AND ECONOMIC RISKS

The Group’s businesses are subject to inherent and indirect risks arising from general macro-economic conditions in the UK, the US, the Eurozone, Asia and globally, and any resulting instability of financial markets or banking systems.

The Group’s businesses are subject to inherent and indirect risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the UK, where the Group’s earnings are predominantly generated and the Group’s operations are increasingly concentrated following the strategic reduction of its international presence. The Group may have credit exposure in countries outside the UK even if it does not have a presence in such countries. Any significant macro-economic deterioration in the UK and/or other economies could have a material adverse effect on the results of operations, financial condition or prospects of the Group, as could continued or increasing political uncertainty within the UK and the EU. The profitability of the Group’s businesses could be affected by market factors such as the deterioration of UK economic growth significantly below long-term average levels, rising unemployment, reduced corporate profitability, reduced personal income levels (in real terms), inflationary pressures, including those arising from the sterling’s depreciation, reduced UK Government and/or consumer expenditure, changes in interest rates (and the timing, quantum and pace of those changes as well as the possibility of further reductions in interest rates, including negative interest rates or of unexpected increases in interest rates which may have a detrimental effect on the Group’s customers and their ability to service interest), increased personal, corporate or SME insolvency rates, borrowers’ reduced ability to repay loans and increased tenant defaults which could cause prices of residential or commercial real estate or other asset prices to fall, thereby reducing the collateral value on many of the Group’s assets, fluctuations in commodity prices, changes in foreign exchange rates; or a marked deterioration in global economic growth reflecting the high levels of debt that have built up in some emerging economies, most notably China. These, in turn, could cause increased impairments and/or fair value adjustments.

In addition to the possibility of macro-economic deterioration, any increase of financial market instability including any increase in credit spreads, increase or reduction in interest rates, including negative interest rates, and general illiquidity within the markets that the Group uses for hedging or bond issuances may represent further risk to the Group’s business. The outlook for global growth remains uncertain due to issues such as geopolitical tensions (e.g. the Syrian crisis, EU difficulties in dealing with the large inflow of migrants, fallout from Ukraine/Russia and Middle Eastern instability), the impact of the recent US presidential election, continued divergence in economic performance between countries within the Eurozone, and the slow-down of economic growth rates in emerging markets generally and China in particular. The Group has significant exposures, particularly by way of loans, in a number of overseas jurisdictions and is therefore subject to various risks relating to the stability of these financial markets. The global financial system has suffered considerable turbulence and uncertainty in recent years and, despite recent growth in the Eurozone and other advanced economies, the outlook for the global economy over the near to medium term remains challenging.

In the Eurozone, the pace of economic recovery has lagged behind that of other advanced countries following the global recession. While economic growth has picked up in certain Eurozone countries over the past year, recovery remains relatively weak and deflationary pressures, together with high levels of private and public debt, outstanding weaknesses in the financial sector and reform fatigue, also remain a concern. In addition, increased political uncertainty in the Eurozone, particularly in light of the upcoming elections in The Netherlands, France and Germany, could create financial instability and have a negative impact on the Eurozone and global economies. The possibility of prolonged low growth in the Eurozone could weaken the UK’s economic prospects, given the extensive economic and financial linkages between the UK and the Eurozone.

The recent US presidential election result creates additional uncertainty for the US and global economic outlook. Whilst it is possible that the new administration’s economic policies might have an adverse effect on US and global growth as well as global trade prospects, it is also possible that an expansionary fiscal policy could create greater than expected growth resulting in higher US inflation and interest rates which could in turn significantly impact global investor risk appetite, sparking elevated financial market volatility.

In addition, developing macro-economic uncertainty in emerging markets, in particular the high and growing level of debt in China and the risk of a sharp slowdown in Chinese economic growth or a devaluation of the Renminbi could pose threats to global economic recovery. External debt levels are higher now in emerging markets than before the global financial crisis, which could lead to higher levels of defaults and non-performing loans, in particular in an environment of rising interest rates. Financial markets may experience renewed periods of volatility, especially given the recent instability in oil and other commodity prices impacting corporates and emerging markets dependent on the oil and gas sector, creating the potential for a return of contagion between countries and banking systems which may place new strains on funding markets.

The Group has credit exposure to SMEs and corporates, financial institutions, sovereigns and securities which may have material direct and indirect exposures in Eurozone countries, the US and other countries. With the exception of the Group’s retail lending exposures in the Republic of Ireland, its direct credit exposure to the peripheral Eurozone countries through sovereign and private sector exposure is relatively small and has been managed steadily downward since 2008.

Nonetheless, any default on the sovereign debt of these countries and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could have a material adverse effect on the Group’s business. The exit of any member state from the European Monetary Union (the “EMU”) could result in deterioration in the economic and financial environment in the UK and the Eurozone that would materially affect the capital and the funding position of participants in the banking industry, including the Group. This could also give rise to operational disruptions to the Group’s business.

Examples of indirect risks to the Group associated with the Eurozone which have been identified are adverse developments relating to: European banking groups with lending and other exposures to certain Eurozone countries, corporate customers with operations or significant trade in certain European jurisdictions, major travel operators and airlines known to operate in certain Eurozone countries, and international banks with custodian operations based in certain European locations. Adverse developments relating to these sectors, or banking groups could increase the risk of defaults and negatively impact the Group’s business, results of operations or financial condition.

The effects on the UK, European and global economies of the exit of one or more EU member states from the EMU, or the redenomination of financial instruments from the Euro to a different currency, are extremely uncertain and very difficult to predict and protect fully against in view of: (i) the potential for economic and financial instability in the Eurozone and possibly in the UK, (ii) the lasting impact on governments’ financial positions of the global financial crisis, (iii) the uncertain legal position, and (iv) the fact that many of the risks related to the business are totally, or in part, outside the control of the Group. However, if any such events were to occur, they may result in: (a) significant market dislocation, (b) heightened counterparty risk, (c) an adverse effect on the management of market risk and, in particular, asset and liability management due, in part, to redenomination of financial assets and liabilities, (d) an indirect risk of counterparty failure, or (e) further political uncertainty in the UK, any of which could have a material adverse effect on the results of operations, financial condition or prospects of the Group. Any adverse changes affecting the economies of the countries in which the Group has significant direct and indirect credit exposures, including those discussed above and any further deterioration in global macro-economic conditions, could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

RISK FACTORS

Political, legal, regulatory, constitutional and economic uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union could adversely impact the Group’s business, results of operations, financial condition and prospects.

On 23 June 2016, the UK held a referendum on the UK’s continued membership of the EU. A majority of voters voted for the UK to leave the EU. The announcement of the referendum result caused significant volatility in global stock markets and currency exchange rate fluctuations immediately following the EU referendum result that resulted in a significant weakening of the sterling against the U.S. dollar, the euro and other major currencies. The share prices of major UK banks and bank holding companies, including the Company, suffered significant declines in market prices immediately following the result of the referendum and major credit rating agencies downgraded the UK’s sovereign credit rating.

A process of negotiation will be required to determine the future terms of the UK’s relationship with the EU, and the uncertainty regarding the timing of, and the process for, the UK’s exit from the EU before, during and after the period of negotiation could have a negative economic impact and result in further volatility in the markets which could in turn adversely impact the Group’s business, results of operations, financial condition and prospects.

The effects on the UK, European and global economies of the uncertainties arising from the results of the referendum and the process of the UK’s exit from the EU are difficult to predict but may include economic and financial instability in the UK, Europe and the global economy and the other types of risks described in “—The Group’s businesses are subject to inherent and indirect risks arising from general macro-economic conditions in the UK, the US, the Eurozone, Asia and globally, and any resulting instability of financial markets or banking systems”.

Under Article 50 of the Treaty on European Union (Article 50) once the exit process is triggered by the withdrawing member state, a two-year period of negotiation begins to determine the new terms of the withdrawing member’s relationship with the EU, after which period its EU membership ceases unless the European Council, together with the withdrawing member, unanimously decides to extend this period.

If, as is expected, the UK invokes Article 50, negotiations relating to the terms of the UK’s relationship with the EU may extend beyond the two-year period set forth therein which could create additional volatility in the markets and have an adverse impact on the Group’s profitability. These negotiations will run in parallel to standalone bilateral negotiations with many individual countries and multilateral counterparties with which the UK currently has trading arrangements by virtue of its membership of the EU. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain.

Furthermore, any uncertainty in the UK arising from the UK leaving the EU could be exacerbated should the possibility of a further Scottish independence referendum be resurrected. This could cause further uncertainty and risks to the Group.

The longer term effects of the EU referendum are difficult to predict but could include further financial instability and slower economic growth, in the UK in particular, but also in Europe and the global economy. The possible policy of further decreases in interest rates by the Bank of England or sustained low or negative interest rates would put further pressure on the Group’s interest margins and adversely affect the Group’s profitability and prospects. Furthermore, such market conditions may also result in an increase in the Group’s pension deficit.

A challenging macroeconomic environment, reduced profitability and greater market uncertainty could negatively impact the Group’s performance and potentially lead to credit ratings downgrades which could adversely impact the Group’s ability to access funding and the cost of such funding. The Group’s ability to access capital markets on acceptable terms and hence its ability to raise the amount of capital and funding required to meet its regulatory requirements and targets, including those relating to loss-absorbing instruments to be issued by the Group, could be affected.

The Group is subject to substantial EU-derived laws, regulation and oversight. There is now significant uncertainty as to the respective legal and regulatory environments in which the Group and its subsidiaries will operate when the UK is no longer a member of the EU. In particular, the Group and its counterparties may no longer be able to rely on the European passporting framework for financial services, which could result in the loss of customers and/or the requirement for the Group to apply for authorisation in multiple EU jurisdictions, the costs, timing and viability of which are uncertain. This uncertainty, and any actions taken as a result of this uncertainty (such as corporate clients of the Group preferring to transact with European competitors or to relocate from the UK to the EU to avoid a loss of passporting rights), as well as new or amended legislation and regulation, may have a significant impact on the Group’s operations, profitability and business model. For further information on the Group’s regulatory and legal risks see “—Regulatory and legal risks”.

Any tightening of monetary policy in jurisdictions in which the Group operates could affect the financial condition of its customers, clients and counterparties, including governments and other financial institutions, which could in turn adversely affect the Group’s results of operations.

Quantitative easing measures implemented by major central banks, adopted alongside record low interest rates to support recovery from the global financial crisis, have arguably helped loosen financial conditions and reduce borrowing costs. These measures may have led to the emergence of asset and liquidity bubbles that are vulnerable to rapid price corrections as financial conditions tighten, causing losses to investors and increasing the risk of default on the Group’s exposure to these sectors.

Whilst the US Federal Reserve increased its policy interest rates in December 2015 and December 2016, the US Federal Reserve’s policy stance and the future trajectory of policy rates remain uncertain. It remains unclear whether other major central banks, including the Bank of England, will begin to raise their policy interest rates in the near term. Given the current disinflationary global environment and uncertain outlook for emerging market growth, it is possible that policy interest rate increases may not occur and some central banks, such as the European Central Bank (the “ECB”) and Bank of England, may seek to lower policy interest rates further.

Although uncertainty remains about the timing of any increases by central banks, it is possible that any increase in interest rates may lead to increasing levels of defaults by the Group’s customers. Monetary policy has been highly accommodative in recent years, further supported by the Bank of England and HM Treasury “Funding for Lending” scheme, the “Help to Buy” scheme (which closed at the end of 2016), the “Term Funding Scheme” and the purchase of corporate bonds in the UK, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. Such a long period of stimulus has increased uncertainty over the impact of its reduction, including the possibility of a withdrawal of such programmes which could lead to generally weaker than expected growth, or even contracting gross domestic product (GDP), reduced business and consumer confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation and falling property prices in the markets in which the Group operates, and consequently to an increase in delinquency rates and default rates among its customers. Similar risks result from the exceptionally low level of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity. The adverse impact on the credit quality of the Group’s customers and counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets and higher levels of impairment allowances, which could have an adverse effect on the Group’s operations, financial condition or prospects.

RISK FACTORS

Accommodative credit conditions in some areas of the world since the global financial crisis have led to a further build-up of debt, with private sector corporate debt in emerging markets growing particularly quickly. Emerging market currency depreciation and rising US interest rates may result in increasing difficulties in servicing this increased debt, especially debt that is denominated in US dollars, possibly leading to debt defaults, which may negatively affect economic growth in emerging markets or globally.

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

Banking and trading activities that are undertaken by the Group are also subject to market movements, including interest rate risk, foreign exchange risk, inflation risk and credit spread risk. For example, changes in interest rate levels, interbank margins over official rates, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. The potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits may restrict the Group in its ability to change interest rates applying to customers in response to changes in official and wholesale market rates. The Group will continue to face interest rate margin compression in the prolonged low (or negative) interest rate environment and the yield on its structural hedge will reduce as reinvestment is undertaken at lower rates.

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

Changes in foreign exchange rates, including with respect to the US dollar and the Euro, affect the Group’s financial position and/or forecasted earnings. Foreign exchange risk is actively managed by the Group within a low risk appetite, minimising the Group’s exposure to exchange rate fluctuations.

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

In volatile markets, hedging and other risk management strategies (including collateralisation and the purchase of credit default swaps) may not be as effective as they are in normal market conditions, due in part to the decreasing credit quality of hedge counterparties, and general illiquidity in the markets within which transactions are executed. Asset valuations in future periods, reflecting prevailing market conditions, may result in further negative changes in the fair values of the Group’s financial assets and these may also translate into increased impairment charges.

In circumstances where fair values are determined using financial valuation models, the Group’s valuation methodologies may require it to make assumptions, judgements and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain. This is particularly relevant in light of uncertainty as to the strength of the global economic recovery and continuing downside risks and may be amplified during periods of market volatility and illiquidity. Any consequential impairments, write-downs or adjustments could have a material adverse effect on the Group’s operating results, capital ratios, financial condition or prospects.

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

RISK FACTORS

The Competition and Markets Authority (the “CMA”) launched a full market investigation into competition in the SME banking and personal current account (PCA) markets in November 2014 and published its final report on 9 August 2016. The key final remedies include: the introduction of “Open Banking”, the publication of service quality information and customer information prompts. Recommendations were also made regarding improvements to current account switching, monthly maximum charges for PCA overdraft users, overdraft notifications and additional measures to assist small business in comparing the different products available. Recent political debate on the reform of the UK banking markets, other current or potential competition reviews, the payment systems regulator and the FCA statutory objective to promote competition, along with concurrent competition powers, may lead to proposals or initiatives to reduce regulators’ competition concerns, and for greater UK Government and regulatory scrutiny in the future that may impact the Group further. Additionally, the Group may be affected by changes in regulatory oversight following the pension review recommended by the Department for Work and Pensions. For more information on the Group’s regulatory environment, see “—Regulation—Other Bodies Impacting the Regulatory Regime”.

The internet and mobile technologies are changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking over the last four years. The Group faces competition from established providers of financial services as well as from banking business developed by non-financial companies, including technology companies with strong brand recognition.

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

The Group’s success depends on its ability to attract, retain and develop high calibre talent. The Group’s achievement of this aim may be impacted by the introduction of the SMCR, which came into force on 7 March 2016. The SMCR includes a criminal offence of reckless misconduct, a statutory “duty of responsibility” to take reasonable steps to prevent regulatory breaches occurring or continuing in the area of the firm for which they have responsibility and increasing use of senior management attestations. In addition, the proposed limits on variable pay and “clawback” requirements which were introduced pursuant to CRD IV in the UK may put the Group at a competitive disadvantage compared to companies who are not subject to such restrictions. In addition, macro-economic conditions and negative media attention on the financial services industry may adversely impact employee retention, colleague sentiment and engagement.

In addition, the uncertainty resulting from the UK’s exit from the EU, following the referendum decision, on foreign nationals’ long-term residency permissions in the UK may make it challenging for the Group to retain and recruit adequate staff.

Failure to attract and retain senior management and key employees could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

Operational risks such as weaknesses or failures in the Group’s processes, systems and security and risks due to reliance on third party services and products could materially adversely affect the Group’s operations, results of operations, financial condition or prospects, and could result in the reputational damage of the Group.

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

Specifically, failure to develop, deliver or maintain effective IT solutions in line with the Group’s operating environment could have a material adverse impact on customer service and business operations. Any prolonged loss of service availability could damage the Group’s ability to service its customers, could result in compensation costs and could cause long-term damage to the Group’s business and brand. Furthermore, failure to protect the Group’s operations from increasingly sophisticated cyber-attacks could result in the loss and/or corruption of customer data or other sensitive information. The resilience of the Group’s IT infrastructure is of paramount importance to the Group; accordingly, significant investment has been, and will continue to be, made in IT infrastructure and supporting capabilities to ensure its resilience and subsequently the delivery of services to customers. The Group continues to invest in IT and information security control environments, including activity on user access management and records management to address evolving threats. The Group maintains contingency plans for a range of Group specific and industry wide IT and breach of security scenarios.

The Group adopts a risk based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. This approach drives a continual programme of prioritised enhancements to the Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group’s commercial interests and reputation, comply with legal requirements and meet regulatory expectations. The Group’s fraud awareness programme remains a key component of its fraud control environment. Although the Group devotes significant resources to maintain and regularly update the processes and systems that are designed to protect the security of the Group’s systems, software, networks and other technology assets, there is no assurance that all of the Group’s security measures will provide absolute security. Any damage to the Group’s reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in Group systems, processes or security could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

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

RISK FACTORS

Notwithstanding anything in this risk factor, this risk factor should not be taken as implying that either the Company or any relevant company within the Group will be unable to comply with its obligations as a company with securities admitted to the Official List or as a supervised firm regulated by the FCA and/or the PRA.

The Group’s business is subject to risks related to cybercrime.

The Group relies on the effectiveness of its Group Information and Cyber Security Policies and associated procedures, infrastructure and capabilities to protect the confidentiality and integrity of information held on its IT infrastructure and the infrastructure of third parties on whom the Group relies. The Group also takes protective measures against attacks designed to impact the availability of critical business processes to its customers. Despite preventative measures, the Group’s IT infrastructure, and that of third parties on whom the Group relies, may be vulnerable to cyber-attacks, sabotage, unauthorised access, computer viruses, worms or other malicious code, and other events that have a security impact. Such an event may impact the confidentiality or integrity of the Group’s or its clients’, employees’ or counterparties’ information or the availability of services to customers. As a result, the Group could experience material financial loss, loss of competitive position, regulatory actions, breach of client contracts, reputational harm or legal liability, which, in turn, could cause a decline in the Group’s earnings. The Group may be required to spend additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and it may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that it maintains. Any failure in the Group’s cyber security policies, procedures or capabilities, or cyber-related crime, could lead to the Group suffering reputational damage, a loss of clients and could have a material adverse effect on the Group’s results of operations, financial condition or prospects. The Group is committed to continued participation in industry-wide activity relating to cyber risk. This includes working with relevant regulatory and government departments to evaluate the approach the Group is taking to mitigate this risk.

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

As part of the divestment of TSB, the Group provides certain services to TSB which may result in reputational and financial exposure for the Group. For example, TSB relies on the Group for the provision of its IT systems and supporting infrastructure. The risks associated with provision of services to TSB include managing conflict of interests, the confidentiality of data, and competition risks as a part of providing services to a competitor bank. The Group’s service provision obligations, and the associated risks, are expected to cease as TSB transitions services to Banco de Sabadell, S.A.

The Group must comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations, and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could negatively impact customers and expose the Group to liability.

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

The Group has adopted policies and enhanced its procedures aimed at detecting and preventing the use of its banking network and services for money laundering, financing terrorism, and related activities, applying systems and controls on a risk-based approach throughout its businesses and operations. These controls, however, may not completely eliminate instances where third parties seek to use the Group’s products and services to engage in illegal or improper activities. In addition, while the Group reviews its relevant counterparties’ internal policies and procedures with respect to such matters, the Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using the Group (and its relevant counterparties) as a conduit for money laundering and terrorist financing (including illegal cash operations) without the Group’s (and its relevant counterparties’) knowledge. If the Group is associated with, or even accused of being associated with, or becomes a party to, money laundering or terrorist financing, the Group’s reputation could suffer and/or it could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with the Group), any one of which could have a material adverse effect on the Group’s operating results, financial condition and prospects.

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

The Group has a number of strategic initiatives which it pursues on an ongoing basis. For example, the Group has programmes for reducing costs, improving efficiency and financial performance, and enhancing the overall customer experience by simplifying and reshaping the Group’s businesses. As the Group continues to deliver this strategy there is considerable focus on digitisation and ensuring the Group meets customer demands through digital and mobile platforms. This approach will support the Group in achieving its cost targets.

The successful completion of these programmes and the Group’s other strategic initiatives requires ongoing subjective and complex judgements, including forecasts of economic conditions in various parts of the world, and can be subject to significant execution risks. For example, the Group’s ability to execute its strategic initiatives successfully may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in the Group’s management or operational capacity or significant and unexpected regulatory change in countries in which the Group operates.

Failure to execute the Group’s strategic initiatives successfully could have an adverse effect on the Group’s ability to achieve the stated targets and other expected benefits of these initiatives, and there is also a risk that the costs associated with implementing such initiatives may be higher than the financial benefits expected to be achieved, which could materially adversely impact the Group’s results of operations, financial condition or prospects.

RISK FACTORS

The Group may be unable to fully capture the expected value from acquisitions, which could materially and adversely affect the Group’s results of operations, financial conditions or prospects.

The Group may from time to time undertake acquisitions as part of its growth strategy, which could subject the Group to a number of risks, such as: (i) the rationale and assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, in particular with respect to synergies and expected commercial demand, (ii) the Group may fail to successfully integrate any acquired business, including its technologies, products and personnel, (iii) the Group may fail to retain key employees, customers and suppliers of any acquired business, (iv) the Group may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavourable terms and conditions, (v) the Group may fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate and (vi) it may be necessary to obtain regulatory and other approvals in connection with certain acquisitions and there can be no assurance that such approvals will be obtained and even if granted, that there will be no burdensome conditions attached to such approvals, all of which could materially and adversely affect the Group’s results of operations, financial conditions or prospects.

The Group could be exposed to industrial action and increased labour costs resulting from a lack of agreement with trade unions.

Within the Group, there are currently two recognised unions for the purposes of collective bargaining. Combined, these collective bargaining arrangements apply to around 95 per cent. of the Group’s total workforce.

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

Medium-term growth in the Group’s lending activities will rely, in part, on the availability of retail deposit funding on appropriate terms, for which there is increasing competition. For more information, see “—Business and economic risks — The Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures” above. The ongoing availability of retail deposit funding on appropriate terms is dependent on a variety of factors outside the Group’s control, such as general macro-economic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and the Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on the Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on the Group’s future growth.

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

RISK FACTORS

The Group’s borrowing costs and access to the capital markets is dependent on a number of factors, including any reduction in the Group’s longer-term credit rating, and increased costs or reduction in access could materially adversely affect the Group’s results of operations, financial condition or prospects.

A reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience could significantly increase its borrowing costs and limit its issuance capacity in the capital markets. As an indicator, during 2016, the spread between an index of “A” rated long-term senior unsecured bank debt and an index of similar “BBB” rated bank debt, both of which are publicly available, has averaged 43 basis points. The applicability to and implications for the Group’s funding cost would depend on the type of issuance and prevailing market conditions. The impact on the Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

For the Company’s and its subsidiaries’ current ratings, see the section titled “Operating and Financial Review—Funding and Liquidity Risk—Funding and Liquidity Management in 2016”.

Rating agencies regularly evaluate the Group and the Company, and their ratings of longer-term debt are based on a number of factors, including the Group’s financial strength as well as factors not entirely within the Group’s control, including conditions affecting the financial services industry generally. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the Group or the Company will maintain their current ratings. Downgrades of the Group’s longer-term credit rating could lead to additional collateral posting and cash outflow. The effects of a potential downgrade from all three rating agencies are included in the Group liquidity stress testing. As at 31 December 2016, a hypothetical instantaneous two notch downgrade of the Group’s current long-term credit rating and accompanying short-term downgrade implemented simultaneously by all major rating agencies could result in a contractual outflow of £3.1 billion of cash over a period of up to one year, £1.8 billion of collateral posting related to customer financial contracts and £9.0 billion of collateral posting associated with secured funding, calculated on an unaudited basis.

The regulatory environment in which the Group operates continues to change. Whilst uncertain at present, the Group’s borrowing costs and access to capital markets could be affected by the outcome of certain regulatory developments. For further detail on the potential impact of these regulatory developments on the Group’s business, see “—Regulatory and legal risks — The Group faces risks associated with an uncertain and rapidly evolving international prudential legal and regulatory environment”.

The Group is subject to the risk of having insufficient capital resources.

If the Group has or is perceived to have a shortage of capital then it may be subject to regulatory interventions and sanctions and may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive. Depending on the extent of any actions to improve the capital position there could be a material adverse effect on the Group’s business, including its operating results, financial condition and prospects. This, in turn, may affect the Group’s capacity to continue its business operations, pay future dividends and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential. If, in response to such shortage, the Group raises additional capital through the issuance of share capital or capital instruments, existing shareholders or holders of debt of a capital nature may experience a dilution of their holdings. If a capital or debt instrument is converted to share capital as a result of a trigger within the contractual terms of the instrument or through the exercise of statutory powers then, depending upon the terms of the conversion, existing shareholders may experience a dilution of their holdings. Separately, the Group may address a shortage of capital by taking action to reduce leverage and/or risk-weighted assets or by business disposals. Such actions may impact the underlying profitability of the Group.

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

Risks associated with the regulatory framework are described below:

Within the prevailing UK regulatory capital framework, the Group is subject to extensive regulatory supervision in relation to the levels of capital in its business. New or revised minimum and buffer capital requirements (including systemic and/or countercyclical capital requirements) could be applied and/or the manner in which existing regulatory requirements are applied to the Group could be changed by the regulatory authorities. For example:

•	Some of the Group’s risk-weighted assets are calculated from the Group’s approved models. These are subject to regular review on a rolling basis to ensure that they remain appropriate in prevailing economic and business conditions. In addition, ongoing consultations by the Basel Committee, the EBA and the PRA in relation to changes in how firms model probability of default and Loss Given Default within capital models, including the introduction of parameter floors, may result in changes to the Group’s approved models. These reviews and model implementation may lead to increased levels of risk-weighted assets and/or expected loss, and so to lower reported capital ratios.

•	The minimum capital requirements derived from risk-weighted assets are supplemented by the PRA, under Pillar 2 of the regulatory capital framework, through bank specific additional minimum requirements (informed by the PRA’s Internal Capital Adequacy Assessment Process (ICAAP) and set through the PRA’s Individual Capital Guidance) and through buffer requirements (informed by the outcome of PRA stress testing and which may include an additional buffer to cover the risk posed by any weaknesses in risk management and governance). There is a risk that through these Pillar 2 processes the PRA may require the Group to hold more capital than is currently planned.

In addition, the regulatory framework continues to evolve, which may impact the Group’s capital position, for further detail see “—Regulatory and legal risks - The Group faces risks associated with an uncertain and rapidly evolving international prudential legal and regulatory environment” above.

RISK FACTORS

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

GOVERNMENT RELATED RISKS

Until it ceases to be a shareholder, the Solicitor for the Affairs of HM Treasury might seek to exert influence over the Group and its business through its shareholding in, and other relationships with, the Company.

At Friday 24 February, HM Treasury held approximately 3.89 per cent. of the Company’s ordinary share capital. The relationship falls within the scope of the revised framework document between HM Treasury and UKFI published on 1 October 2010, which states that UKFI will manage the investments in the UK financial institutions in which HM Treasury holds an interest “on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined therein) (including with respect to individual lending or remuneration decisions)”. The framework document also makes it clear that such UK financial institutions will continue to be separate economic units with independent powers of decision. Although HM Treasury’s shareholding level has decreased significantly over time and is expected to continue to decrease, the revised framework document remains in place and will continue to do so until HM Treasury ceases to be a shareholder of the Company. Until such time, there is a risk that, through its relationship with, and shareholding in, the Company, HM Treasury and the UK Government may attempt to influence the Group in ways that could affect the Group’s business.

HM Treasury also has interests in other UK financial institutions, as well as an interest in the general health of the UK banking industry and the wider UK economy. The pursuit of those interests may not always be aligned with the commercial interests of the Group.

For more information, see “—Regulatory and legal risks — The Group and its businesses are subject to substantial regulation and oversight. Adverse legal or regulatory developments could have a significant material adverse effect on the Group’s results, operations, financial condition or prospects.” above.

RISK FACTORS

OTHER RISKS

The Group’s financial statements are based, in part, on assumptions and estimates.

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, which include impairment losses on loans and receivables, valuation of financial instruments, pensions, insurance and taxation as set out in the Company’s Annual Report 2016 filed with the SEC on Form 20-F in “Note 3 to the consolidated financial statements—Critical accounting estimates and judgements”.

The consolidated financial statements are prepared using judgements, estimates and assumptions based on information available at the reporting date. If one or more of these judgements, estimates and assumptions is subsequently revised as a result of new factors or circumstances emerging, there could be a material adverse effect on the Group’s results of operations, financial condition or prospects and a corresponding impact on its funding requirements and capital ratios.

In July 2014, the International Accounting Standards Board (the “IASB”) published a new accounting standard for financial instruments (IFRS 9) that will introduce a new model for recognising and measuring impairment based on expected credit losses, rather than an incurred loss model currently applied under IAS 39 (Financial Instruments: “Recognition and Measurement”), resulting in earlier recognition of credit losses. The changes are likely to result in an increase in the Group’s balance sheet provisions for credit losses and may therefore negatively impact the Group’s regulatory capital position. The extent of any increase in provisions will depend on, among other things, the composition of the Group’s lending portfolios and forecast economic conditions at the date of implementation. The new standard will be effective for annual periods beginning on or after 1 January 2018. The Basel Committee is consulting on arrangements to transition in the impact of IFRS 9 from a regulatory capital basis under the CRD V proposals, however, these are not expected to come into force until 2019 at the earliest (see “—Regulatory and legal risks– The Group faces risks associated with an uncertain and rapidly evolving international prudential, legal and regulatory environment – Evolving European and Global Prudential and Regulatory Changes”).

The IASB has issued IFRS 16 to replace IAS 17 (Leases) which is effective for annual periods beginning on or after 1 January 2019. IFRS 16 requires lessees to recognise a right of use asset and a liability for future payments arising from a lease contract. This change will mainly impact the accounting for the properties that the Group currently accounts for as operating leases. Lessor accounting requirements remain aligned to the current approach under IAS 17. The capital treatment of the new assets and liabilities recognised under IFRS 16 is unclear.

In addition, an amendment to accounting standard IFRIC 14 (The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction) is expected to be issued in 2017. This could add an additional minimum liability to the Group’s financial statements in respect of one of the Group’s defined benefit pension schemes.

The Company is dependent on the receipt of dividends from its subsidiaries to meet its obligations, including its payment obligations with respect to its debt securities.

The Company is a non-operating holding company. The principal sources of the Company’s income are, and are expected to continue to be, distributions from operating subsidiaries which also hold the principal assets of the Group. As a separate legal entity, the Company relies on such distributions in order to be able to meet its obligations (including its payment obligations with respect to its debt securities), and to create distributable reserves for payment of dividends to ordinary shareholders.

The ability of the Company’s subsidiaries (including subsidiaries incorporated outside the UK) to pay dividends and the Company’s ability to receive distributions from its investments in other entities will also be subject not only to their financial performance but also to applicable local laws and other restrictions. These restrictions could include, among others, any regulatory requirements, leverage requirements, any statutory reserve requirements and any applicable tax laws. There may also be restrictions as a result of current or forthcoming local ring-fencing requirements, including those relating to the payment of dividends and the maintenance of sufficient regulatory capital on a sub-consolidated basis at the level of the RFB. These laws and restrictions could limit the payment of dividends and distributions to the Company by its subsidiaries and any other entities in which it holds an investment from time to time, which could restrict the Company’s ability to meet its obligations and/or to pay dividends.

The Company may not pay a dividend on its ordinary shares in any given financial/calendar year.

The determination of the Board of Directors of the Company (the “Board”) in any given year of whether the Company can or should pay a dividend on its ordinary shares, or the amount of such dividend, is subject to a number of factors. These include, among other things, the amount of capital the Group has generated over the year, the amount of regulatory capital it is required to retain by the PRA and other regulatory authorities, and the level of investment the Board determines is in the best interests of the Group to responsibly foster the growth of the business.

The Company’s ability to pay dividends may be adversely affected by the performance of the Group’s business in general, factors affecting its financial position (including capital, funding, liquidity and leverage), the economic environment in which the Group operates, the contractual terms of certain of the Group’s regulatory capital securities and other factors outside of the Group’s control, which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks, government related risks and other risks described herein, many of which may impact the amount of capital that is generated over the course of the year.

RISK FACTORS

As the parent company of a banking group, the Company’s ability to pay dividends in the future is also dependent on the maintenance of an adequate level of regulatory capital. The Company’s ability to pay dividends may be affected by minimum regulatory requirements imposed by the PRA under the CRD IV requirements as implemented in the UK. The Company is also required by the PRA to maintain a number of regulatory capital buffers which may adversely impact the Company’s ability to distribute its reserves. The level at which these buffers may be set is determined by the CRD IV rules and the requirements of the PRA buffer. Often, the PRA notifies the Company of minimum regulatory capital requirements applicable to the Group for the coming year only a short time ahead of the Company’s dividend declaration for the prior year. This means that neither the Board nor the Company’s investors may be able to accurately predict the Company’s ability to pay dividends. For further detail on the potential impact of these requirements on the Company’s ability to pay dividends on its ordinary shares, see “—Regulatory and Legal Risks—The Group faces risks associated with an uncertain and rapidly evolving international prudential, legal and regulatory environment” and “—Financial soundness-related Risks—The Group is subject to the risk of having insufficient capital resources”.

In addition, the Board must determine in any given year the optimum level of investment to responsibly foster growth and to fund investment initiatives in the business, including organic growth or growth through acquisitions as part of its growth strategy, as well as the appropriate level of retained earnings for the Company as a prudential matter to meet evolving regulatory requirements and to cover uncertainties. These determinations will change year on year based on factors such as the economic cycle and macro-economic outlook, uncertainty in the regulatory and prudential environment, and relevant opportunities available to the Group at any given point in time. The Board’s decisions in relation to these matters will have an impact on the ability of the Company to pay a dividend on its ordinary shares in any given year.

Volatility in the price of the Company’s ordinary shares may affect the value of any investment in the Company.

The market price of the Company’s ordinary shares could be volatile and subject to significant fluctuations due to various factors, some of which may be unrelated to the Group’s operating performance or prospects. These include economic or political disruption in the main jurisdictions in which the Group operates, any regulatory changes affecting the Group’s operations, developments in the industry or its competitors, the operating and share price performance of other companies in the industries and markets in which the Group operates, the potential placing of large volumes of the Company’s ordinary shares in the market, or speculation about the Group’s business in the press, media or investment communities. Furthermore, the Group’s operating results and prospects from time to time may vary from the expectations of rating agencies, market analysts or investors. Any of these events could result in volatility in the market prices of the Company’s ordinary shares. In general, prospective investors should be aware that the value of an investment in the Company’s ordinary shares may go down as well as up.

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

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

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

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the exit by the UK from the European Union (EU) and the potential for one or more other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

LLOYDS BANKING GROUP STRUCTURE

The following is a list of the significant subsidiaries of Lloyds Banking Group plc at 31 December 2016.

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
216

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LLOYDS BANKING GROUP PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Lloyds Banking Group plc and its subsidiaries (the Company) at 31 December 2016 and 31 December 2015 and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Report on Internal Control over Financial Reporting appearing on page 175 of the 2016 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
10 March 2017

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

	Note	2016 £ million	2015 £ million	2014 £ million
Interest and similar income		16,620	17,615	19,211
Interest and similar expense		(7,346)	(6,297)	(8,551)
Net interest income	5	9,274	11,318	10,660
Fee and commission income		3,045	3,252	3,659
Fee and commission expense		(1,356)	(1,442)	(1,402)
Net fee and commission income	6	1,689	1,810	2,257
Net trading income	7	18,545	3,714	10,159
Insurance premium income	8	8,068	4,792	7,125
Other operating income	9	2,035	1,516	(309)
Other income		30,337	11,832	19,232
Total income		39,611	23,150	29,892
Insurance claims	10	(22,344)	(5,729)	(13,493)
Total income, net of insurance claims		17,267	17,421	16,399
Regulatory provisions		(2,374)	(4,837)	(3,125)
Other operating expenses		(10,253)	(10,550)	(10,760)
Total operating expenses	11	(12,627)	(15,387)	(13,885)
Trading surplus		4,640	2,034	2,514
Impairment	12	(752)	(390)	(752)
Profit before tax		3,888	1,644	1,762
Taxation	13	(1,724)	(688)	(263)
Profit for the year		2,164	956	1,499

Profit attributable to ordinary shareholders		1,651	466	1,125
Profit attributable to other equity holders[1]		412	394	287
Profit attributable to equity holders		2,063	860	1,412
Profit attributable to non-controlling interests		101	96	87
Profit for the year		2,164	956	1,499

Basic earnings per share	14	2.4p	0.8p	1.7p
Diluted earnings per share	14	2.4p	0.8p	1.6p

1	The profit after tax attributable to other equity holders of £412 million (2015: £394 million; 2014: £287 million) is partly offset in reserves by a tax credit attributable to ordinary shareholders of £91 million (2015: £80 million; 2014: £62 million).

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December

	2016 £ million	2015 £ million	2014 £ million
Profit for the year	2,164	956	1,499
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	(1,348)	(274)	674
Taxation	320	59	(135)
	(1,028)	(215)	539
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfer from held-to-maturity portfolio	1,544	–	–
Change in fair value	356	(318)	690
Income statement transfers in respect of disposals	(575)	(51)	(131)
Income statement transfers in respect of impairment	173	4	2
Taxation	(301)	(6)	(13)
	1,197	(371)	548
Movement in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	2,432	537	3,896
Net income statement transfers	(557)	(956)	(1,153)
Taxation	(466)	7	(549)
	1,409	(412)	2,194
Currency translation differences (tax: nil)	(4)	(42)	(3)
Other comprehensive income for the year, net of tax	1,574	(1,040)	3,278
Total comprehensive income for the year	3,738	(84)	4,777

Total comprehensive income attributable to ordinary shareholders	3,225	(574)	4,403
Total comprehensive income attributable to other equity holders	412	394	287
Total comprehensive income attributable to equity holders	3,637	(180)	4,690
Total comprehensive income attributable to non-controlling interests	101	96	87
Total comprehensive income for the year	3,738	(84)	4,777

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

at 31 December

	Note	2016 £ million	2015 £ million
Assets
Cash and balances at central banks		47,452	58,417
Items in the course of collection from banks		706	697
Trading and other financial assets at fair value through profit or loss	15	151,174	140,536
Derivative financial instruments	16	36,138	29,467
Loans and receivables:
Loans and advances to banks	17	26,902	25,117
Loans and advances to customers	18	457,958	455,175
Debt securities		3,397	4,191
		488,257	484,483
Available-for-sale financial assets	22	56,524	33,032
Held-to-maturity investments		–	19,808
Goodwill	23	2,016	2,016
Value of in-force business	24	5,042	4,596
Other intangible assets	25	1,681	1,838
Property, plant and equipment	26	12,972	12,979
Current tax recoverable		28	44
Deferred tax assets	37	2,706	4,010
Retirement benefit assets	36	342	901
Other assets	27	12,755	13,864
Total assets		817,793	806,688

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

Equity and liabilities	Note	2016 £ million	2015 £ million
Liabilities
Deposits from banks	28	16,384	16,925
Customer deposits	29	415,460	418,326
Items in course of transmission to banks		548	717
Trading and other financial liabilities at fair value through profit or loss	30	54,504	51,863
Derivative financial instruments	16	34,924	26,301
Notes in circulation		1,402	1,112
Debt securities in issue	31	76,314	82,056
Liabilities arising from insurance contracts and participating investment contracts	32	94,390	80,294
Liabilities arising from non-participating investment contracts	34	20,112	22,777
Other liabilities	35	29,193	29,661
Retirement benefit obligations	36	822	365
Current tax liabilities		226	279
Deferred tax liabilities	37	–	33
Other provisions	38	5,218	5,687
Subordinated liabilities	39	19,831	23,312
Total liabilities		769,328	759,708
Equity
Share capital	40	7,146	7,146
Share premium account	41	17,622	17,412
Other reserves	42	14,652	12,260
Retained profits	43	3,250	4,416
Shareholders’ equity		42,670	41,234
Other equity instruments	44	5,355	5,355
Total equity excluding non-controlling interests		48,025	46,589
Non-controlling interests		440	391
Total equity		48,465	46,980
Total equity and liabilities		817,793	806,688

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Non- controlling interests £ million	Total £ million
Balance at 1 January 2016	24,558	12,260	4,416	41,234	5,355	391	46,980
Comprehensive income
Profit for the year	–	–	2,063	2,063	–	101	2,164
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,028)	(1,028)	–	–	(1,028)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	1,197	–	1,197	–	–	1,197
Movements in cash flow hedging reserve, net of tax	–	1,409	–	1,409	–	–	1,409
Currency translation differences (tax: £nil)	–	(4)	–	(4)	–	–	(4)
Total other comprehensive income	–	2,602	(1,028)	1,574	–	–	1,574
Total comprehensive income	–	2,602	1,035	3,637	–	101	3,738
Transactions with owners
Dividends	–	–	(2,014)	(2,014)	–	(29)	(2,043)
Distributions on other equity instruments, net of tax	–	–	(321)	(321)	–	–	(321)
Redemption of preference shares	210	(210)	–	–	–	–	–
Movement in treasury shares	–	–	(175)	(175)	–	–	(175)
Value of employee services:
Share option schemes	–	–	141	141	–	–	141
Other employee award schemes	–	–	168	168	–	–	168
Changes in non-controlling interests	–	–	–	–	–	(23)	(23)
Total transactions with owners	210	(210)	(2,201)	(2,201)	–	(52)	(2,253)
Balance at 31 December 2016	24,768	14,652	3,250	42,670	5,355	440	48,465

Further details of movements in the Group’s share capital, reserves and other equity instruments are provided in notes 40, 41, 42, 43 and 44.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders					Non-
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	controlling interests £ million	Total £ million
Balance at 1 January 2014	24,424	10,477	4,088	38,989	–	347	39,336
Comprehensive income
Profit for the year	–	–	1,412	1,412	–	87	1,499
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	539	539	–	–	539
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	548	–	548	–	–	548
Movements in cash flow hedging reserve, net of tax	–	2,194	–	2,194	–	–	2,194
Currency translation differences (tax: £nil)	–	(3)	–	(3)	–	–	(3)
Total other comprehensive income	–	2,739	539	3,278	–	–	3,278
Total comprehensive income	–	2,739	1,951	4,690	–	87	4,777
Transactions with owners
Dividends	–	–	–	–	–	(27)	(27)
Distributions on other equity instruments, net of tax	–	–	(225)	(225)	–	–	(225)
Issue of ordinary shares	3	–	–	3	–	–	3
Issue of other equity instruments	–	–	(21)	(21)	5,355	–	5,334
Movement in treasury shares	–	–	(286)	(286)	–	–	(286)
Value of employee services:
Share option schemes	–	–	123	123	–	–	123
Other employee award schemes	–	–	233	233	–	–	233
Adjustment on sale of non-controlling interest in TSB Banking Group plc	–	–	(171)	(171)	–	805	634
Other changes in non-controlling interests	–	–	–	–	–	1	1
Total transactions with owners	3	–	(347)	(344)	5,355	779	5,790
Balance at 31 December 2014	24,427	13,216	5,692	43,335	5,355	1,213	49,903
Comprehensive income
Profit for the year	–	–	860	860	–	96	956
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(215)	(215)	–	–	(215)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(371)	–	(371)	–	–	(371)
Movements in cash flow hedging reserve, net of tax	–	(412)	–	(412)	–	–	(412)
Currency translation differences (tax: £nil)	–	(42)	–	(42)	–	–	(42)
Total other comprehensive income	–	(825)	(215)	(1,040)	–	–	(1,040)
Total comprehensive income	–	(825)	645	(180)	–	96	(84)
Transactions with owners
Dividends	–	–	(1,070)	(1,070)	–	(52)	(1,122)
Distributions on other equity instruments, net of tax	–	–	(314)	(314)	–	–	(314)
Redemption of preference shares	131	(131)	–	–	–	–	–
Movement in treasury shares	–	–	(816)	(816)	–	–	(816)
Value of employee services:
Share option schemes	–	–	107	107	–	–	107
Other employee award schemes	–	–	172	172	–	–	172
Adjustment on sale of interest in TSB Banking Group plc	–	–	–	–	–	(825)	(825)
Other changes in non-controlling interests	–	–	–	–	–	(41)	(41)
Total transactions with owners	131	(131)	(1,921)	(1,921)	–	(918)	(2,839)
Balance at 31 December 2015	24,558	12,260	4,416	41,234	5,355	391	46,980

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December

	Note		2016 £ million	2015 £ million	2014 £ million
Profit before tax			3,888	1,644	1,762
Adjustments for:
Change in operating assets	53(A	)	(12,218)	34,700	(872)
Change in operating liabilities	53(B	)	(2,659)	(11,985)	11,992
Non-cash and other items	53(C	)	13,885	(7,808)	(2,496)
Tax paid			(822)	(179)	(33)
Net cash provided by (used in) operating activities			2,074	16,372	10,353
Cash flows from investing activities
Purchase of financial assets			(4,930)	(19,354)	(11,533)
Proceeds from sale and maturity of financial assets			6,335	22,000	4,668
Purchase of fixed assets			(3,760)	(3,417)	(3,442)
Proceeds from sale of fixed assets			1,684	1,537	2,043
Acquisition of businesses, net of cash acquired			(20)	(5)	(1)
Disposal of businesses, net of cash disposed	53(E)		5	(4,071)	543
Net cash used in investing activities			(686)	(3,310)	(7,722)
Cash flows from financing activities
Dividends paid to ordinary shareholders			(2,014)	(1,070)	–
Distributions on other equity instruments			(412)	(394)	(287)
Dividends paid to non-controlling interests			(29)	(52)	(27)
Interest paid on subordinated liabilities			(1,687)	(1,840)	(2,205)
Proceeds from issue of subordinated liabilities			1,061	338	629
Proceeds from issue of ordinary shares			–	–	3
Repayment of subordinated liabilities			(7,885)	(3,199)	(3,023)
Changes in non-controlling interests			(8)	(41)	635
Net cash used in financing activities			(10,974)	(6,258)	(4,275)
Effects of exchange rate changes on cash and cash equivalents			21	2	(6)
Change in cash and cash equivalents			(9,565)	6,806	(1,650)
Cash and cash equivalents at beginning of year			71,953	65,147	66,797
Cash and cash equivalents at end of year	53(D	)	62,388	71,953	65,147

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PREPARATION

The consolidated financial statements of Lloyds Banking Group plc have been prepared in accordance with International Financial Reporting Standards (IFRS). IFRS comprises accounting standards prefixed IFRS issued by the International Accounting Standards Board (IASB) and those prefixed IAS issued by the IASB’s predecessor body as well as interpretations issued by the IFRS Interpretations Committee (IFRS IC) and its predecessor body.

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. As stated on page 176, the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

During the year the Group has reviewed its holding of government securities classified as held-to-maturity in light of the current low interest rate environment and they have been reclassified as available-for-sale; this has resulted in a credit of £1,544 million to the available-for-sale revaluation reserve (£1,127 million after tax).

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2016 and which have not been applied in preparing these financial statements are given in note 56.

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

The Group consolidates collective investment vehicles if its beneficial ownership interests give it substantive rights to remove the external fund manager over the investment activities of the fund. Where a subsidiary of the Group is the fund manager of a collective investment vehicle, the Group considers a number of factors in determining whether it acts as principal, and therefore controls the collective investment vehicle, including: an assessment of the scope of the Group’s decision making authority over the investment vehicle; the rights held by other parties including substantive removal rights without cause over the Group acting as fund manager; the remuneration to which the Group is entitled in its capacity as decision maker; and the Group’s exposure to variable returns from the beneficial interest it holds in the investment vehicle. Consolidation may be appropriate in circumstances where the Group has less than a majority beneficial interest. Where a collective investment vehicle is consolidated the interests of parties other than the Group are reported in other liabilities and the movement in these interests in interest expense.

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

The acquisition method of accounting is used to account for business combinations by the Group. The consideration for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition related costs are expensed as incurred except those relating to the issuance of debt instruments (see (E)(5) below) or share capital (see (P) below). Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.

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

The Group utilises the venture capital exemption for investments where significant influence or joint control is present and the business unit operates as a venture capital business. These investments are designated at initial recognition at fair value through profit or loss. Otherwise, the Group’s investments in joint ventures and associates are accounted for by the equity method of accounting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

(B) Goodwill

Goodwill arises on business combinations and represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired. Where the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities of the acquired entity is greater than the cost of acquisition, the excess is recognised immediately in the income statement.

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

(C) Other intangible assets

Intangible assets which have been determined to have a finite useful life are amortised on a straight line basis over their estimated useful life as follows: up to 7 years for capitalised software; 10 to 15 years for brands and other intangibles.

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

(D) Revenue recognition

Interest income and expense are recognised in the income statement for all interest-bearing financial instruments using the effective interest method, except for those classified at fair value through profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability, including early redemption fees, and related penalties; and premiums and discounts that are an integral part of the overall return. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account.

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

Revenue recognition policies specific to life insurance and general insurance business are detailed below (see (M) below); those relating to leases are set out in (J)(2) below.

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

Financial assets are derecognised when the contractual right to receive cash flows from those assets has expired or when the Group has transferred its contractual right to receive the cash flows from the assets and either: substantially all of the risks and rewards of ownership have been transferred; or the Group has neither retained nor transferred substantially all of the risks and rewards, but has transferred control.

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

Held for trading: Trading securities are debt securities and equity shares acquired principally for the purpose of selling in the short term or which are part of a portfolio which is managed for short-term gains. Such securities are classified as trading securities and recognised in the balance sheet at their fair value. Gains and losses arising from changes in their fair value together with interest coupons and dividend income are recognised in the income statement within net trading income in the period in which they occur.

Classified at fair value through profit and loss: Other financial assets and liabilities at fair value through profit or loss are designated as such by management upon initial recognition. Such assets and liabilities are carried in the balance sheet at their fair value and gains and losses arising from changes in fair value together with interest coupons and dividend income are recognised in the income statement within net trading income in the period in which they occur. Financial assets and liabilities are designated at fair value through profit or loss on acquisition in the following circumstances:

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

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. Refer to note 49(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.

(2) AVAILABLE-FOR-SALE FINANCIAL ASSETS

Debt securities and equity shares that are not classified as trading securities, at fair value through profit or loss, held-to-maturity investments or as loans and receivables are classified as available-for-sale financial assets and are recognised in the balance sheet at their fair value, inclusive of transaction costs. Such assets are intended to be held for an indeterminate period of time and may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. Gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognised directly in other comprehensive income, until the financial asset is either sold, becomes impaired or matures, at which time the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement. Interest calculated using the effective interest method and foreign exchange gains and losses on debt securities denominated in foreign currencies are recognised in the income statement.

The Group is permitted to transfer a financial asset from the available-for-sale category to the loans and receivables category where that asset would otherwise have met the definition of loans and receivables at the time of reclassification and where there is both the intention and ability to hold that financial asset for the foreseeable future. Reclassification of a financial asset from the available-for-sale category to the held-to-maturity category is permitted when the Group has the ability and intent to hold that financial asset to maturity. Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost or amortised cost as applicable. Effective interest rates for financial assets reclassified to the loans and receivables and held-to-maturity categories are determined at the reclassification date. Any previous gain or loss on a transferred asset that has been recognised in equity is amortised to profit or loss over the remaining life of the investment using the effective interest method or until the asset becomes impaired. Any difference between the new amortised cost and the expected cash flows is also amortised over the remaining life of the asset using the effective interest method.

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

(4) HELD-TO-MATURITY INVESTMENTS

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity other than: those that the Group designates upon initial recognition as at fair value through profit or loss; those that the Group designates as available-for-sale; and those that meet the definition of loans and receivables.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

(F) Derivative financial instruments and hedge accounting

Derivatives are classified as trading except those designated as effective hedging instruments which meet the criteria under IAS 39. All derivatives are recognised at their fair value. Derivatives are carried in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 49(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.

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

Where such an event, including the identification of fraud, has had an impact on the estimated future cash flows of the financial asset or group of financial assets, an impairment allowance is recognised. The amount of impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. If the asset has a variable rate of interest, the discount rate used for measuring the impairment allowance is the current effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

Subsequent to the recognition of an impairment loss on a financial asset or a group of financial assets, interest income continues to be recognised on an effective interest rate basis, on the asset’s carrying value net of impairment provisions. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the allowance is adjusted and the amount of the reversal is recognised in the income statement.

Impairment allowances are assessed individually for financial assets that are individually significant. Impairment allowances for portfolios of smaller balance homogenous loans such as most residential mortgages, personal loans and credit card balances that are below the individual assessment thresholds, and for loan losses that have been incurred but not separately identified at the balance sheet date, are determined on a collective basis.

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

(I) Property, plant and equipment

Property, plant and equipment (other than investment property) is included at cost less accumulated depreciation. The value of land (included in premises) is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between the cost and the residual value over their estimated useful lives, as follows: the shorter of 50 years and the remaining period of the lease for freehold/long and short leasehold premises; the shorter of 10 years and, if lease renewal is not likely, the remaining period of the lease for leasehold improvements; 10 to 20 years for fixtures and furnishings; and 2 to 8 years for other equipment and motor vehicles.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

(1) PENSION SCHEMES

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

(2) SHARE-BASED COMPENSATION

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

(L) Taxation

Current income tax which is payable on taxable profits is recognised as an expense in the period in which the profits arise.

The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities including open matters where Her Majesty’s Revenue and Customs (HMRC) adopt a different interpretation and application of tax law. Dependent on their complexity, provisions are based on management’s interpretation of the relevant tax legislation, precedents and guidance as well as external tax advice. The provision is the best estimate of the consideration expected to be required to settle the particular obligation taking into account management’s judgement of the relevant risks and uncertainties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

(M) Insurance

The Group undertakes both life insurance and general insurance business. Insurance and participating investment contracts are accounted for under IFRS 4 Insurance Contracts, which permits (with certain exceptions) the continuation of accounting practices for measuring insurance and participating investment contracts that applied prior to the adoption of IFRS. The Group, therefore, continues to account for these products using UK GAAP and UK established practice.

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

LIABILITIES

Changes in the value of liabilities are recognised in the income statement through insurance claims.

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

NOTE 2: ACCOUNTING POLICIES continued

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

Costs which are directly attributable and incremental to securing new non-participating investment contracts are deferred. This asset is subsequently amortised over the period of the provision of investment management services and its recoverability is reviewed in circumstances where its carrying amount may not be recoverable. If the asset is greater than its recoverable amount it is written down immediately through fee and commission expense in the income statement. All other costs are recognised as expenses when incurred.

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

(2) GENERAL INSURANCE BUSINESS

The Group both underwrites and acts as intermediary in the sale of general insurance products. Underwriting premiums are included in insurance premium income, net of refunds, in the period in which insurance cover is provided to the customer; premiums received relating to future periods are deferred in the balance sheet within liabilities arising from insurance contracts and participating investment contracts on a basis that reflects the length of time for which contracts have been in force and the projected incidence of risk over the term of the contract and only credited to the income statement when earned. Broking commission is recognised when the underwriter accepts the risk of providing insurance cover to the customer. Where appropriate, provision is made for the effect of future policy terminations based upon past experience.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

(N) Foreign currency translation

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

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on the acquisition of a foreign entity, are translated into sterling at foreign exchange rates ruling at the balance sheet date; and the income and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions in which case income and expenses are translated at the dates of the transactions.

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

(O) Provisions and contingent liabilities

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

(P) Share capital

Incremental costs directly attributable to the issue of new shares or options or to the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds. Dividends paid on the Group’s ordinary shares are recognised as a reduction in equity in the period in which they are paid.

Where the Company or any member of the Group purchases the Company’s share capital, the consideration paid is deducted from shareholders’ equity as treasury shares until they are cancelled; if these shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.

(Q) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with a maturity of less than three months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: CRITICAL ACCOUNTING ESTIMATES

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

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty in these financial statements, which together are deemed critical to the Group’s results and financial position, are as follows:

–	Allowance for impairment losses on loans and receivables (note 21);

–	Valuation of assets and liabilities arising from insurance business (notes 24 and 32);

–	Defined benefit pension scheme obligations (note 36);

–	Recoverability of deferred tax assets (note 37);

–	Payment protection insurance and other regulatory provisions (note 38); and

–	Fair value of financial instruments (note 49).

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

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of the following are excluded in arriving at underlying profit:

–	losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;

–	market volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements as well as that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;

–	restructuring costs, (which in 2015 and 2016 comprised severance related costs relating to the Simplification programme announced in October 2014 and in 2014 included severance, IT and business costs relating to the programme started in 2011) and the costs of implementing regulatory reform and ring-fencing;

–	TSB build and dual running costs and the loss relating to the TSB sale in 2015;

–	payment protection insurance and other conduct provisions; and

–	certain past service pension credits or charges.

The Group’s activities are organised into four financial reporting segments: Retail; Commercial Banking; Consumer Finance and Insurance. The Group’s unsecured personal lending portfolio, previously part of Retail, is now managed by Consumer Finance and elements of the Group’s business in the Channel Islands and Isle of Man were transferred from Retail to Commercial Banking; comparatives have been restated accordingly.

Retail offers a broad range of financial service products, including current accounts, savings and mortgages, to UK personal customers, including wealth and small business customers. It is also a distributor of insurance and a range of long-term savings and investment products.

Commercial Banking is client-led, helping UK-based clients and international clients with a link to the UK. Through its four client facing divisions – SME, Mid Markets, Global Corporates and Financial Institutions – it provides clients with a range of products and services such as lending, transactional banking, working capital management, risk management, debt capital markets services, as well as access to private equity through Lloyds Development Capital.

Consumer Finance comprises all the Group’s consumer lending products including motor finance, credit cards, and unsecured personal loans along with its European business.

Insurance provides a range of protection, pension and investment products to meet the needs of its customers.

Other includes certain assets previously reported as outside of the Group’s risk appetite and the results of businesses disposed. Other also includes income and expenditure not recharged to divisions, including the costs of certain central and head office functions and the costs of managing the Group’s technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and sourcing, the costs of which are predominantly recharged to the other divisions. It also reflects other items not recharged to the divisions.

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

		Commercial	Consumer			Underlying basis
	Retail	Banking	Finance	Insurance	Other	total
	£m	£m	£m	£m	£m	£m
Year ended 31 December 2016
Net interest income	6,497	2,735	1,941	(146)	408	11,435
Other income, net of insurance claims	1,053	1,987	1,338	1,755	(68)	6,065
Total underlying income, net of insurance claims	7,550	4,722	3,279	1,609	340	17,500
Operating lease depreciation[1]	–	(105)	(775)	–	(15)	(895)
Net income	7,550	4,617	2,504	1,609	325	16,605
Operating costs	(4,174)	(2,133)	(939)	(772)	(75)	(8,093)
Impairment	(373)	(16)	(282)	–	26	(645)
Underlying profit (loss)	3,003	2,468	1,283	837	276	7,867
External income	8,460	3,668	3,885	1,311	176	17,500
Inter-segment income	(910)	1,054	(606)	298	164	–
Segment underlying income, net of insurance claims	7,550	4,722	3,279	1,609	340	17,500
Segment external assets	300,085	188,296	40,992	153,936	134,484	817,793
Segment customer deposits	271,005	132,628	7,920	–	3,907	415,460
Segment external liabilities	275,006	221,395	12,494	146,836	113,247	768,978
Other segment items reflected in income statement above:
Depreciation and amortisation	459	286	888	168	579	2,380
Increase in value of in-force business	–	–	–	472	–	472
Defined benefit scheme charges	134	45	10	13	85	287
Other segment items:
Additions to fixed assets	278	126	2,086	481	789	3,760
Investments in joint ventures and associates at end of year	1	–	5	–	53	59

1	Net of profits on disposal of operating lease assets of £58 million.
F-20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

		Commercial	Consumer			Underlying
	Retail [1]	Banking [1]	Finance [1]	Insurance	Other	basis total
	£m	£m	£m	£m	£m	£m
Year ended 31 December 2015
Net interest income	6,664	2,576	1,954	(163)	451	11,482
Other income, net of insurance claims	1,115	2,072	1,359	1,827	(218)	6,155
Total underlying income, net of insurance claims	7,779	4,648	3,313	1,664	233	17,637
Operating lease depreciation[2]	–	(30)	(720)	–	(14)	(764)
Net income	7,779	4,618	2,593	1,664	219	16,873
Operating costs	(4,339)	(2,162)	(977)	(702)	(131)	(8,311)
Impairment	(349)	22	(235)	–	(6)	(568)
TSB	–	–	–	–	118	118
Underlying profit	3,091	2,478	1,381	962	200	8,112
External income	8,545	3,636	3,772	2,065	(381)	17,637
Inter-segment income	(766)	1,012	(459)	(401)	614	–
Segment underlying income, net of insurance claims	7,779	4,648	3,313	1,664	233	17,637
Segment external assets	307,887	178,838	36,501	143,217	140,245	806,688
Segment customer deposits	273,719	131,998	11,082	–	1,527	418,326
Segment external liabilities	278,933	226,106	15,462	137,233	101,974	759,708
Other segment items reflected in income statement above:
Depreciation and amortisation	408	204	839	124	537	2,112
Decrease in value of in-force business	–	–	–	(162)	–	(162)
Defined benefit scheme charges	123	30	9	11	142	315
Other segment items:
Additions to fixed assets	383	153	1,752	343	786	3,417
Investments in joint ventures and associates at end of year	1	–	4	–	42	47

1	Restated – see page F-19.

2	Net of profits on disposal of operating lease assets of £66 million.

		Commercial	Consumer			Underlying
	Retail[1]	Banking[1]	Finance[1]	Insurance	Other	basis total
	£m	£m	£m	£m	£m	£m
Year ended 31 December 2014
Net interest income	6,270	2,542	2,037	(131)	257	10,975
Other income, net of insurance claims	1,202	1,962	1,368	1,725	210	6,467
Total underlying income, net of insurance claims	7,472	4,504	3,405	1,594	467	17,442
Operating lease depreciation[2]	–	(24)	(667)	–	(29)	(720)
Net income	7,472	4,480	2,738	1,594	438	16,722
Operating costs	(4,239)	(2,139)	(971)	(672)	(301)	(8,322)
Impairment	(494)	(85)	(318)	–	(205)	(1,102)
TSB	–	–	–	–	458	458
Underlying profit	2,739	2,256	1,449	922	390	7,756
External income	8,083	3,810	3,744	1,206	599	17,442
Inter-segment income	(611)	694	(339)	388	(132)	–
Segment underlying income, net of insurance claims	7,472	4,504	3,405	1,594	467	17,442
Segment external assets	308,414	242,452	33,781	150,615	119,634	854,896
Segment customer deposits	279,148	126,273	14,955	–	26,691	447,067
Segment external liabilities	289,442	237,764	18,629	144,921	114,237	804,993
Other segment items reflected in income statement above:
Depreciation and amortisation	335	158	778	130	194	1,595
Decrease in value of in-force business	–	–	–	(428)	–	(428)
Defined benefit scheme charges	121	37	9	9	168	344
Other segment items:
Additions to fixed assets	368	245	1,642	449	738	3,442
Investments in joint ventures and associates at end of year	1	–	9	–	64	74

1	Restated – see page F-19.

2	Net of profits on disposal of operating lease assets of £67 million.
F-21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

Reconciliation of underlying basis to statutory results

The underlying basis is the basis on which financial information is presented to the chief operating decision maker which excludes certain items included in the statutory results. The table below reconciles the statutory results to the underlying basis.

			Removal of:
		Lloyds
		Banking	Volatility			Other
		Group	and other	Insurance		conduct	Underlying
		statutory	items[1]	gross up2	PPI	provisions	basis
		£m	£m	£m	£m	£m	£m
Year ended 31 December 2016
Net interest income		9,274	263	1,898	–	–	11,435
Other income, net of insurance claims		7,993	121	(2,110)	–	61	6,065
Total income, net of insurance claims		17,267	384	(212)	–	61	17,500
Operating lease depreciation[3]			(895)	–	–	–	(895)
Net income		17,267	(511)	(212)	–	61	16,605
Operating expenses		(12,627)	1,948	212	1,350	1,024	(8,093)
Impairment		(752)	107	–	–	–	(645)
Profit before tax		3,888	1,544	–	1,350	1,085	7,867

	Lloyds	Removal of:
	Banking	Volatility				Other
	Group	and other		Insurance		conduct	Underlying
	statutory	items[4]	TSB[5]	gross up2	PPI	provisions	basis
	£m	£m	£m	£m	£m	£m	£m
Year ended 31 December 2015
Net interest income	11,318	318	(192)	38	–	–	11,482
Other income, net of insurance claims	6,103	209	(31)	(126)	–	–	6,155
Total income, net of insurance claims	17,421	527	(223)	(88)	–	–	17,637
Operating lease depreciation[3]		(764)	–	–	–	–	(764)
Net income	17,421	(237)	(223)	(88)	–	–	16,873
Operating expenses	(15,387)	2,065	86	88	4,000	837	(8,311)
Impairment	(390)	(197)	19	–	–	–	(568)
TSB	–	–	118	–	–	–	118
Profit	1,644	1,631	–	–	4,000	837	8,112

	Lloyds	Removal of:
	Banking	Volatility				Other
	Group	and other		Insurance		conduct	Underlying
	statutory	items[6]	TSB[4]	gross up2	PPI	provisions	basis
	£m	£m	£m	£m	£m	£m	£m
Year ended 31 December 2014
Net interest income	10,660	619	(786)	482	–	–	10,975
Other income, net of insurance claims	5,739	1,482	(140)	(614)	–	–	6,467
Total income, net of insurance claims	16,399	2,101	(926)	(132)	–	–	17,442
Operating lease depreciation[3]		(720)	–	–	–	–	(720)
Net income	16,399	1,381	(926)	(132)	–	–	16,722
Operating expenses	(13,885)	1,936	370	132	2,200	925	(8,322)
Impairment	(752)	(448)	98	–	–	–	(1,102)
TSB	–	–	458	–	–	–	458
Profit	1,762	2,869	–	–	2,200	925	7,756

1	Comprises the write-off of the ECN embedded derivative and premium paid on redemption of the remaining notes in the first quarter (loss of £790 million); the effects of asset sales (gain of £217 million); volatile items (gain of £99 million); liability management (gain of £123 million); the amortisation of purchased intangibles (£340 million); restructuring costs (£622 million, principally comprising the severance related costs related to phase II of the Simplification programme); and the fair value unwind and other items (loss of £231 million).

2	The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

3	Net of profits on disposal of operating lease assets of £58 million (2015: £66 million; 2014: £67 million).

4	Comprises market movements on the ECN embedded derivative (loss of £101 million); the effects of asset sales (gain of £54 million); volatile items (loss of £107 million); liability management (loss of £28 million); the amortisation of purchased intangibles (£342 million); restructuring costs (£170 million); TSB costs (£745 million); and the fair value unwind and other items (loss of £192 million).

5	Comprises the underlying results of TSB.

6	Comprises the loss arising on the Group’s exchange and tender offers in respect of its ECNs in April 2014 (£1,362 million); market movements on the ECN embedded derivative (gain of £401 million); the effects of asset sales (gain of £138 million); volatile items (loss of £343 million); liability management (loss of £24 million); the past service pension credit of £710 million (which represented the curtailment credit of £843 million following the group’s decision to reduce the cap on pensionable pay partly offset by the cost of other changes to the pay, benefits and reward offered to employees); the amortisation of purchased intangibles (£336 million); restructuring costs (£966 million); and TSB costs (£558 million); and the fair value unwind and other items (loss of £529 million).
F-22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Geographical areas

Following the reduction in the Group’s non-UK activities, an analysis between UK and non-UK activities is no longer provided.

NOTE 5: NET INTEREST INCOME

	Weighted average effective interest rate
	2016	2015	2014	2016	2015	2014
	%	%	%	£m	£m	£m
Interest and similar income:
Loans and advances to customers	3.32	3.50	3.53	15,190	16,256	17,806
Loans and advances to banks	0.46	0.42	0.52	381	397	406
Debt securities held as loans and receivables	1.47	1.87	2.57	56	40	42
Interest receivable on loans and receivables	2.87	2.98	3.12	15,627	16,693	18,254
Available-for-sale financial assets	1.88	1.77	1.90	762	725	957
Held-to-maturity investments	1.44	1.49	–	231	197	–
Total interest and similar income	2.77	2.86	3.03	16,620	17,615	19,211
Interest and similar expense:
Deposits from banks, excluding liabilities under sale and repurchase transactions[1]	0.65	0.41	0.74	(68)	(43)	(86)
Customer deposits, excluding liabilities under sale and repurchase transactions	0.69	0.87	1.15	(2,520)	(3,299)	(4,781)
Debt securities in issue[2]	0.94	0.69	0.63	(799)	(586)	(552)
Subordinated liabilities	8.35	8.37	8.44	(1,864)	(2,091)	(2,475)
Liabilities under sale and repurchase agreements	0.46	0.57	2.61	(38)	(34)	(55)
Interest payable on liabilities held at amortised cost	1.07	1.19	1.45	(5,289)	(6,053)	(7,949)
Amounts payable to unitholders in consolidated open-ended investment vehicles	10.85	1.16	3.23	(2,057)	(244)	(602)
Total interest and similar expense	1.44	1.19	1.51	(7,346)	(6,297)	(8,551)
Net interest income				9,274	11,318	10,660

1	Includes £51 million (2015: £nil; 2014: £nil) of interest expense on assets with negative interest rates.

2	The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 2.70 per cent (2015: 2.76 per cent; 2014: 3.06 per cent).

Included within interest and similar income is £205 million (2015: £248 million; 2014: £407 million) in respect of impaired financial assets. Net interest income also includes a credit of £557 million (2015: credit of £956 million; 2014: credit of £1,153 million) transferred from the cash flow hedging reserve (see note 42).

NOTE 6: NET FEE AND COMMISSION INCOME

	2016	2015	2014
	£m	£m	£m
Fee and commission income:
Current accounts	752	804	918
Credit and debit card fees	875	918	1,050
Other	1,418	1,530	1,691
Total fee and commission income	3,045	3,252	3,659
Fee and commission expense	(1,356)	(1,442)	(1,402)
Net fee and commission income	1,689	1,810	2,257

Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

F-23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: NET TRADING INCOME

	2016	2015	2014
	£m	£m	£m
Foreign exchange translation (losses) gains	1,363	(80)	(95)
Gains on foreign exchange trading transactions	542	335	344
Total foreign exchange	1,905	255	249
Investment property (losses) gains (note 26)	(83)	416	513
Securities and other gains (see below)	16,723	3,043	9,397
Net trading income	18,545	3,714	10,159

Securities and other gains comprise net gains (losses) arising on assets and liabilities held at fair value through profit or loss and for trading as follows:

	2016	2015	2014
	£m	£m	£m
Net income arising on assets held at fair value through profit or loss:
Debt securities, loans and advances	4,771	451	4,805
Equity shares	12,534	2,384	3,816
Total net income arising on assets held at fair value through profit or loss	17,305	2,835	8,621
Net income (expense) arising on liabilities held at fair value through profit or loss – debt securities in issue	(154)	14	(75)
Total net gains arising on assets and liabilities held at fair value through profit or loss	17,151	2,849	8,546
Net (losses) gains on financial instruments held for trading	(428)	194	851
Securities and other gains	16,723	3,043	9,397

NOTE 8: INSURANCE PREMIUM INCOME

	2016	2015	2014
	£m	£m	£m
Life insurance
Gross premiums:
Life and pensions	5,613	3,613	6,070
Annuities	1,685	430	327
	7,298	4,043	6,397
Ceded reinsurance premiums	(88)	(122)	(142)
Net earned premiums	7,210	3,921	6,255
Non-life insurance
Net earned premiums	858	871	870
Total net earned premiums	8,068	4,792	7,125

Premium income in 2015 was reduced by a charge of £1,959 million relating to the recapture by a third party insurer of a portfolio of policies previously reassured with the Group.

F-24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: OTHER OPERATING INCOME

	2016	2015	2014
	£m	£m	£m
Operating lease rental income	1,225	1,165	1,126
Rental income from investment properties (note 26)	229	268	269
Gains less losses on disposal of available-for-sale financial assets (note 42)	575	51	131
Movement in value of in-force business (note 24)	472	(162)	(428)
Liability management	(598)	(28)	(1,386)
Share of results of joint ventures and associates	(1)	(3)	32
Other	133	225	(53)
Total other operating income	2,035	1,516	(309)

Liability management

In April 2014, the Group completed exchange offers with holders of certain series of its Enhanced Capital Notes (ECNs) and a tender offer to eligible retail holders outside the United States. A loss of £1,362 million was recognised in relation to these exchange and tender transactions in the year ended 31 December 2014. The Group completed tender offers and redemptions in respect of the remaining ECNs in March 2016, resulting in a net loss to the Group of £721 million, principally comprising the write-off of the embedded equity conversion feature and premiums paid under the terms of the transaction.

Profits of £123 million arose in the year ended 31 December 2016 (2015: losses of £28 million; 2014: losses of £24 million) on other transactions undertaken as part of the Group’s management of its wholesale funding and subordinated debt.

NOTE 10: INSURANCE CLAIMS

	2016	2015	2014
Insurance claims comprise:	£m	£m	£m
Life insurance and participating investment contracts
Claims and surrenders	(8,617)	(7,983)	(7,506)
Change in insurance and participating investment contracts (note 32)	(14,160)	2,898	(4,392)
Change in non-participating investment contracts	679	(438)	(1,448)
	(22,098)	(5,523)	(13,346)
Reinsurers’ share	106	101	109
	(21,992)	(5,422)	(13,237)
Change in unallocated surplus	14	63	74
Total life insurance and participating investment contracts	(21,978)	(5,359)	(13,163)
Non-life insurance
Total non-life insurance claims, net of reinsurance	(366)	(370)	(330)
Total insurance claims	(22,344)	(5,729)	(13,493)
Life insurance and participating investment contracts gross claims and surrenders can also be analysed as follows:
Deaths	(635)	(631)	(549)
Maturities	(1,347)	(1,348)	(1,656)
Surrenders	(5,444)	(4,811)	(4,102)
Annuities	(949)	(902)	(884)
Other	(242)	(291)	(315)
Total life insurance gross claims and surrenders	(8,617)	(7,983)	(7,506)
F-25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES

	2016	2015	2014
	£m	£m	£m
Staff costs:
Salaries	2,750	2,808	3,178
Performance-based compensation	475	409	390
Social security costs	363	349	398
Pensions and other post-retirement benefit schemes (note 36):
Past service (credits) charges[1]	–	–	(822)
Other	555	548	596
	555	548	(226)
Restructuring costs	241	104	264
Other staff costs	433	459	741
	4,817	4,677	4,745
Premises and equipment:
Rent and rates	365	368	424
Repairs and maintenance	187	173	221
Other	120	174	246
	672	715	891
Other expenses:
Communications and data processing	848	893	1,118
Advertising and promotion	198	253	336
Professional fees	265	262	481
UK bank levy	200	270	237
TSB disposal	–	665	–
Other	873	703	1,017
	2,384	3,046	3,189
Depreciation and amortisation:
Depreciation of property, plant and equipment (note 26)	1,761	1,534	1,391
Amortisation of acquired value of in-force non-participating investment contracts (note 24)	37	41	43
Amortisation of other intangible assets (note 25)	582	537	501
	2,380	2,112	1,935
Total operating expenses, excluding regulatory provisions	10,253	10,550	10,760
Regulatory provisions:
Payment protection insurance provision (note 38)	1,350	4,000	2,200
Other regulatory provisions[2] (note 38)	1,024	837	925
	2,374	4,837	3,125
Total operating expenses	12,627	15,387	13,885
1	On 11 March 2014 the Group announced a change to its defined benefit pension schemes, revising the existing cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to nil with effect from 2 April 2014. The effect of this change was to reduce the Group’s retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement. This has been partly offset by a charge of £21 million following changes to pension arrangements for staff within the TSB business.
2	In addition, regulatory provisions of £61 million (2015: £nil; 2014: £nil) have been charged against income.
F-26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES continued

Performance-based compensation

The table below analyses the Group’s performance-based compensation costs between those relating to the current performance year and those relating to earlier years.

	2016	2015	2014
	£m	£m	£m
Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	312	280	324
Awards made in respect of earlier years	163	129	66
	475	409	390

Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	123	114	152
Awards made in respect of earlier years	41	56	32
	164	170	184

Performance-based awards expensed in 2016 include cash awards amounting to £116 million (2015: £96 million; 2014: £104 million).

Average headcount

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2016	2015	2014
UK	79,606	84,922	94,241
Overseas	812	781	847
Total	80,418	85,703	95,088

Fees payable to the auditors

Fees payable to the Company’s auditors by the Group are as follows:

	2016	2015	2014
	£m	£m	£m

Fees payable for the audit of the Company’s current year annual report	1.5	1.2	1.4
Fees payable for other services:
Audit of the Company’s subsidiaries pursuant to legislation	14.7	14.9	15.5
Other services supplied pursuant to legislation	3.1	2.2	2.1
Total audit fees	19.3	18.3	19.0
Other services – audit related fees	3.1	3.2	9.1
Total audit and audit related fees	22.4	21.5	28.1
Services relating to taxation:
Taxation compliance services	0.2	0.2	0.2
All other taxation advisory services	0.1	0.1	0.3
	0.3	0.3	0.5
Other non-audit fees:
Services relating to corporate finance transactions	0.1	0.2	0.3
Other services	1.5	2.3	3.2
Total other non-audit fees	1.6	2.5	3.5
Total fees payable to the Company’s auditors by the Group	24.3	24.3	32.1
F-27

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

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2016	2015	2014
	£m	£m	£m
Audits of Group pension schemes	0.3	0.3	0.3
Audits of the unconsolidated Open Ended Investment Companies managed by the Group	0.4	0.4	0.4
Reviews of the financial position of corporate and other borrowers	1.2	3.1	5.0
Acquisition due diligence and other work performed in respect of potential venture capital investments	1.0	1.2	1.0

NOTE 12: IMPAIRMENT

	2016	2015	2014
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	592	443	735
Debt securities classified as loans and receivables	–	(2)	2
Total impairment losses on loans and receivables (note 21)	592	441	737
Impairment of available-for-sale financial assets	173	4	5
Other credit risk provisions	(13)	(55)	10
Total impairment charged to the income statement	752	390	752
F-28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: TAXATION

(A) Analysis of tax charge for the year

	2016	2015	2014
	£m	£m	£m
UK corporation tax:
Current tax on profit for the year	(1,010)	(485)	(162)
Adjustments in respect of prior years	156	(90)	213
	(854)	(575)	51
Foreign tax:
Current tax on profit for the year	(20)	(24)	(39)
Adjustments in respect of prior years	2	27	3
	(18)	3	(36)
Current tax (charge) credit	(872)	(572)	15
Deferred tax (note 37):
Origination and reversal of temporary differences	(557)	(185)	(72)
Due to change in UK corporation tax rate	(201)	(27)	(24)
Adjustments in respect of prior years	(94)	96	(182)
	(852)	(116)	(278)
Tax charge	(1,724)	(688)	(263)

The charge for tax on the profit for 2016 is based on a UK corporation tax rate of 20 per cent (2015: 20.25 per cent; 2014: 21.5 per cent).

The income tax charge is made up as follows:

	2016	2015	2014
	£m	£m	£m
Tax (charge) credit attributable to policyholders	(301)	3	(18)
Shareholder tax charge	(1,423)	(691)	(245)
Tax charge	(1,724)	(688)	(263)

(B) Factors affecting the tax charge for the year

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to the profit before tax to the actual tax charge for the year is given below:

	2016	2015	2014
	£m	£m	£m
Profit before tax	3,888	1,644	1,762
Tax charge thereon at UK corporation tax rate of 20 per cent (2015: 20.25 per cent; 2014: 21.5 per cent)	(778)	(333)	(379)
Factors affecting charge:
Impact of bank surcharge	(266)	–	–
Impact of changes in UK corporation tax rates	(201)	(27)	(24)
Disallowed items[1]	(464)	(630)	(195)
Non-taxable items	75	162	153
Overseas tax rate differences	10	(4)	(24)
Gains exempted	19	67	181
Policyholder tax[2]	(241)	3	(14)
Tax losses not previously recognised	59	42	–
Adjustments in respect of previous years	64	33	34
Effect of results of joint ventures and associates	(1)	(1)	7
Other items	–	–	(2)
Tax charge on profit on ordinary activities	(1,724)	(688)	(263)
1	The Finance (No. 2) Act 2015 introduced restrictions on the tax deductibility of provisions for conduct charges arising on or after 8 July 2015. This has resulted in an additional income statement tax charge of £289 million (2015: £459 million).
2	In 2016 this includes a £231 million write down of the deferred tax asset held within the life business, reflecting the Group’s utilisation estimate which has been restricted by the current economic environment.

The Finance (No. 2) Act 2015 introduced an additional surcharge of 8 per cent on banking profits from 1 January 2016.

The Finance Act 2016 was enacted on 15 September 2016. The Act further reduced the corporation tax rate applicable from 1 April 2020 to 17 per cent and further restricts the amount of banks’ profits that can be offset by carried forward losses for the purposes of calculating corporation tax liabilities from 50 per cent to 25 per cent with effect from 1 April 2016.

The corporation tax changes enacted have resulted in a reduction in the Group’s net deferred tax asset at 31 December 2016 of £158 million, comprising a £201 million charge included in the income statement and a £43 million credit included in equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: EARNINGS PER SHARE

	2016	2015	2014
	£m	£m	£m
Profit attributable to equity shareholders – basic and diluted	1,651	466	1,125
Tax credit on distributions to other equity holders	91	80	62
	1,742	546	1,187

	2016	2015	2014
	million	million	million
Weighted average number of ordinary shares in issue – basic	71,234	71,272	71,350
Adjustment for share options and awards	790	1,068	1,097
Weighted average number of ordinary shares in issue – diluted	72,024	72,340	72,447
Basic earnings per share	2.4p	0.8p	1.7p
Diluted earnings per share	2.4p	0.8p	1.6p

Basic earnings per share are calculated by dividing the net profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting 140 million (2015: 101 million; 2014: 22 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.

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

The weighted-average number of anti-dilutive share options and awards excluded from the calculation of diluted earnings per share was 0.3 million at 31 December 2016 (2015: 1 million; 2014: 7 million).

NOTE 15: TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

These assets are comprised as follows:

	2016			2015

	Trading assets £m	Other financial assets at fair value through profit or loss £m	Total £m	Trading assets £m	Other financial assets at fair value through profit or loss £m	Total £m
Loans and advances to customers	30,473	–	30,473	30,109	–	30,109
Loans and advances to banks	2,606	–	2,606	3,065	–	3,065
Debt securities:
Government securities	11,828	14,904	26,732	8,269	13,848	22,117
Other public sector securities	–	1,325	1,325	–	2,039	2,039
Bank and building society certificates of deposit	–	244	244	–	135	135
Asset-backed securities:
Mortgage-backed securities	47	660	707	516	842	1,358
Other asset-backed securities	69	1,469	1,538	85	762	847
Corporate and other debt securities	224	19,608	19,832	612	19,704	20,316
	12,168	38,210	50,378	9,482	37,330	46,812
Equity shares	6	67,691	67,697	5	60,471	60,476
Treasury and other bills	–	20	20	–	74	74
Total	45,253	105,921	151,174	42,661	97,875	140,536

Other financial assets at fair value through profit or loss include the following assets designated into that category:

(i)	financial assets backing insurance contracts and investment contracts of £101,888 million (2015: £90,492 million) which are so designated because the related liabilities either have cash flows that are contractually based on the performance of the assets or are contracts whose measurement takes account of current market conditions and where significant measurement inconsistencies would otherwise arise. Included within these assets are investments in unconsolidated structured entities of £15,611 million (2015: £13,282 million), see note 20; and

(ii)	private equity investments of £2,245 million (2015: £2,415 million) that are managed, and evaluated, on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis.

For amounts included above which are subject to repurchase and reverse repurchase agreements see note 52.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: DERIVATIVE FINANCIAL INSTRUMENTS

The fair values and notional amounts of derivative instruments are set out in the following table:

	31 December 2016			31 December 2015

	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Trading and other
Exchange rate contracts:
Spot, forwards and futures	38,072	1,149	1,383	39,817	852	774
Currency swaps	288,441	6,903	6,382	293,536	5,585	4,323
Options purchased	15,192	808	–	20,352	751	–
Options written	18,342	–	1,016	22,708	–	984
	360,047	8,860	8,781	376,413	7,188	6,081
Interest rate contracts:
Interest rate swaps	2,160,535	19,780	18,862	2,316,071	14,442	13,050
Forward rate agreements	628,962	13	87	1,159,099	6	57
Options purchased	39,509	3,251	–	55,962	3,003	–
Options written	39,847	–	3,400	52,202	–	3,116
Futures	114,284	6	3	105,475	7	8
	2,983,137	23,050	22,352	3,688,809	17,458	16,231
Credit derivatives	8,098	381	659	4,566	295	407
Embedded equity conversion feature (note 9)	–	–	–	–	545	–
Equity and other contracts	43,218	1,135	1,168	14,174	1,295	1,145
Total derivative assets/liabilities – trading and other	3,394,500	33,426	32,960	4,083,962	26,781	23,864
Hedging
Derivatives designated as fair value hedges:
Currency swaps	1,454	19	22	2,649	52	107
Interest rate swaps	194,416	1,462	737	121,063	1,572	724
Options purchased	–	–	–	–	–	–
	195,870	1,481	759	123,712	1,624	831
Derivatives designated as cash flow hedges:
Interest rate swaps	384,182	814	1,166	460,829	816	1,534
Futures	53,115	–	3	150,085	3	–
Currency swaps	8,121	417	36	11,228	243	72
	445,418	1,231	1,205	622,142	1,062	1,606
Total derivative assets/liabilities – hedging	641,288	2,712	1,964	745,854	2,686	2,437
Total recognised derivative assets/liabilities	4,035,788	36,138	34,924	4,829,816	29,467	26,301

The notional amount of the contract does not represent the Group’s real exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure. Further details are provided in note 52 Credit risk.

The Group holds derivatives as part of the following strategies:

–	Customer driven, where derivatives are held as part of the provision of risk management products to Group customers;

–	To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 52; and

–	Derivatives held in policyholder funds as permitted by the investment strategies of those funds.

The principal derivatives used by the Group are as follows:

–	Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date.
F-31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: DERIVATIVE FINANCIAL INSTRUMENTS continued

–	Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

–	Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place. The Group also used credit default swaps to securitise, in combination with external funding, £455 million of corporate and commercial banking loans at 31 December 2015; these arrangements were wound up during 2016.

–	Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date.

Hedged cash flows

For designated cash flow hedges the following table shows when the Group’s hedged cash flows are expected to occur and when they will affect income.

								Over 20
	0-1 years	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	10-20 years	years	Total
2016	£m	£m	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	172	198	415	372	391	1,215	102	45	2,910
Forecast payable cash flows	(565)	(722)	(692)	(599)	(429)	(1,541)	(806)	(262)	(5,616)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	211	223	418	363	472	1,070	99	54	2,910
Forecast payable cash flows	(777)	(713)	(671)	(521)	(415)	(1,477)	(787)	(255)	(5,616)

								Over
	0-1 years	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	10-20 years	20 years	Total
2015	£m	£m	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	363	298	499	500	376	1,876	137	75	4,124
Forecast payable cash flows	(1,235)	(758)	(714)	(667)	(440)	(1,116)	(532)	(145)	(5,607)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	381	439	515	453	345	1,777	136	78	4,124
Forecast payable cash flows	(1,261)	(741)	(715)	(671)	(440)	(1,115)	(523)	(141)	(5,607)

There were no transactions for which cash flow hedge accounting had to be ceased in 2015 or 2016 as a result of the highly probable cash flows no longer being expected to occur.

NOTE 17: LOANS AND ADVANCES TO BANKS

	2016	2015
	£m	£m
Lending to banks	2,903	2,273
Money market placements with banks	23,999	22,844
Total loans and advances to banks	26,902	25,117

For amounts included above which are subject to reverse repurchase agreements see note 52.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: LOANS AND ADVANCES TO CUSTOMERS

	2016	2015
	£m	£m
Agriculture, forestry and fishing	7,269	6,924
Energy and water supply	2,320	3,247
Manufacturing	7,285	5,953
Construction	4,535	4,952
Transport, distribution and hotels	13,320	13,526
Postal and telecommunications	2,564	2,563
Property companies	32,192	32,228
Financial, business and other services	49,197	43,072
Personal:
Mortgages	306,682	312,877
Other	20,761	20,579
Lease financing	2,628	2,751
Hire purchase	11,617	9,536
Total loans and advances to customers before allowance for impairment losses	460,370	458,208
Allowance for impairment losses (note 21)	(2,412)	(3,033)
Total loans and advances to customers	457,958	455,175

For amounts included above which are subject to reverse repurchase agreements see note 52.

Loans and advances to customers include finance lease receivables, which may be analysed as follows:

	2016	2015
	£m	£m
Gross investment in finance leases, receivable:
Not later than 1 year	551	497
Later than 1 year and not later than 5 years	1,618	1,225
Later than 5 years	1,561	2,407
	3,730	4,129
Unearned future finance income on finance leases	(1,038)	(1,316)
Rentals received in advance	(64)	(62)
Net investment in finance leases	2,628	2,751

The net investment in finance leases represents amounts recoverable as follows:

	2016	2015
	£m	£m
Not later than 1 year	361	319
Later than 1 year and not later than 5 years	1,282	859
Later than 5 years	985	1,573
Net investment in finance leases	2,628	2,751

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. During 2015 and 2016 no contingent rentals in respect of finance leases were recognised in the income statement. There was no allowance for uncollectable finance lease receivables included in the allowance for impairment losses (2015: £nil).

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

The Group’s principal securitisation and covered bond programmes, together with the balances of the advances subject to these arrangements and the carrying value of the notes in issue at 31 December, are listed below. The notes in issue are reported in note 31.

	2016		2015

	Loans and		Loans and
	advances	Notes	advances	Notes
	securitised	in issue	securitised	in issue
	£m	£m	£m	£m
Securitisation programmes[1]
UK residential mortgages	35,146	17,705	39,154	20,931
Commercial loans	7,395	8,179	9,345	8,720
Credit card receivables	7,610	5,723	7,305	5,277
Dutch residential mortgages	2,033	2,081	1,981	2,044
PFI/PPP and project finance loans	–	–	305	94
	52,184	33,688	58,090	37,066
Less held by the Group		(26,435)		(29,303)
Total securitisation programmes (note 31)		7,253		7,763
Covered bond programmes
Residential mortgage-backed	33,881	30,021	43,323	29,697
Social housing loan-backed	2,087	1,200	2,544	1,700
	35,968	31,221	45,867	31,397
Less held by the Group		(700)		(4,197)
Total covered bond programmes (note 31)		30,521		27,200
Total securitisation and covered bond programmes		37,774		34,963
1	Includes securitisations utilising a combination of external funding and credit default swaps.

Cash deposits of £9,018 million (2015: £8,383 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group. Additionally, the Group had certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2016 these obligations had not been triggered; the maximum exposure under these facilities was £373 million (2015: £381 million).

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

The Group has not voluntarily offered to repurchase assets from any of its public securitisation programmes during 2016 (2015: none). Such repurchases are made in order to ensure that the expected maturity dates of the notes issued from these programmes are met.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: STRUCTURED ENTITIES

The Group’s interests in structured entities are both consolidated and unconsolidated. Detail of the Group’s interests in consolidated structured entities are set out in: note 19 for securitisations and covered bond vehicles, note 36 for structured entities associated with the Group’s pension schemes, and below in part (A) and (B). Details of the Group’s interests in unconsolidated structured entities are included below in part (C).

(A) Asset-backed conduits

In addition to the structured entities discussed in note 19, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in client receivables and debt securities. The total consolidated exposure of Cancara at 31 December 2016 was £6,840 million (2015: £7,295 million), comprising £6,684 million of loans and advances (2015: £6,440 million) and £156 million of debt securities (2015: £855 million).

All lending assets and debt securities held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group’s banking activities. During 2016 there has been a planned drawdown on certain liquidity facilities for balance sheet management purposes, supporting the programme to provide funding alongside the proceeds of the asset-backed commercial paper issuance. The Group could be asked to provide further support under the contractual terms of these arrangements including, for example, if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption. As at 31 December 2015 there had been no drawdowns on these liquidity facilities.

The external assets in Cancara are consolidated in the Group’s financial statements.

(B) Consolidated collective investment vehicles and limited partnerships

The assets and liabilities of the Insurance business held in consolidated collective investment vehicles, such as Open-Ended Investment Companies and limited partnerships, are not directly available for use by the Group. However, the Group’s investment in the majority of these collective investment vehicles is readily realisable. As at 31 December 2016, the total carrying value of these consolidated collective investment vehicle assets and liabilities held by the Group was £75,669 million (2015: £67,122 million).

The Group has no contractual arrangements (such as liquidity facilities) that would require it to provide financial or other support to the consolidated collective investment vehicles; the Group has not previously provided such support and has no current intentions to provide such support.

(C) Unconsolidated collective investment vehicles and limited partnerships

The Group’s direct interests in unconsolidated structured entities comprise investments in collective investment vehicles, such as Open-Ended Investment Companies, and limited partnerships with a total carrying value of £15,611 million at 31 December 2016 (2015: £13,282 million), included within financial assets designated at fair value through profit and loss (see note 15). These investments include both those entities managed by third parties and those managed by the Group. At 31 December 2016, the total asset value of these unconsolidated structured entities, including the portion in which the Group has no interest, was £1,849 billion (2015: £603 billion).

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

The Group earns fees from managing the investments of these funds. The investment management fees that the Group earned from these entities, including those in which the Group held no ownership interest at 31 December 2016, are reported in note 6.

NOTE 21: ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES

Critical accounting estimates and judgements

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

For such individually identified financial assets, a review is undertaken of the expected future cash flows which requires significant management judgement as to the amount and timing of such cash flows. Where the debt is secured, the assessment reflects the expected cash flows from the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21: ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES continued

realisation of the security, net of costs to realise, whether or not foreclosure or realisation of the collateral is probable. The determination of individual impairment allowances requires the exercise of considerable judgement by management involving matters such as local economic conditions and the resulting trading performance of the customer, and the value of the security held, for which there may not be a readily accessible market. The actual amount of the future cash flows and their timing may differ significantly from the assumptions made for the purposes of determining the impairment allowances and consequently these allowances can be subject to variation as time progresses and the circumstances of the customer become clearer.

Collective impairment allowances are generally established for smaller balance homogenous portfolios such as the retail portfolios. For these portfolios the asset is included in a group of financial assets with similar risk characteristics and collectively assessed for impairment. Segmentation takes into account factors such as the type of asset, industry sector, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets as they are indicative of the borrower’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

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

The value of collateral supporting the Group’s UK mortgage portfolio is estimated by applying changes in the house price indices to the original assessed value of the property. Given the relative size of the portfolio, this is a key variable in determining the Group’s impairment charge for loans and receivables. If average house prices were ten per cent lower than those estimated at 31 December 2016, the impairment charge would increase by approximately £190 million in respect of UK mortgages.

In addition, the collective provision also includes provision for inherent losses, that is losses that have been incurred but have not been separately identified at the balance sheet date. The loans that are not currently recognised as impaired are grouped into homogenous portfolios by key risk drivers. Risk drivers for secured retail lending include the current indexed loan-to-value, previous mortgage arrears, internal cross-product delinquency data and external credit bureau data; for unsecured retail lending they include whether the account is up-to-date and, if not, the number of payments that have been missed; and for commercial lending they include factors such as observed default rates and loss given default. An assessment is made of the likelihood of assets being impaired at the balance sheet date and being identified subsequently; the length of time taken to identify that an impairment event has occurred is known as the loss emergence period. The loss emergence period is determined by local management for each portfolio and the Group has a range of loss emergence periods which are dependent upon the characteristics of the portfolios. Loss emergence periods are reviewed regularly and updated when appropriate. In general the periods used across the Group vary between one month and twelve months based on historical experience. Unsecured portfolios tend to have shorter loss emergence periods than secured portfolios. This provision is sensitive to changes in the loss emergence period. Management use a significant level of judgement when determining the collective unidentified impairment provision, including the assessment of the level of overall risk existing within particular sectors and the impact of the low interest rate environment on loss emergence periods. In the Commercial Banking division, an increase of one month in the loss emergence period in respect of the loan portfolio assessed for collective unidentified impairment provisions would result in an increase in the collective unidentified impairment provision of approximately £33 million (2015: £36 million).

	2016			2015
	Loans and advances to customers £m	Debt securities £m	Total £m	Loans and advances to customers £m	Debt securities £m	Total £m
At 1 January	3,033	97	3,130	6,414	126	6,540
Exchange and other adjustments	69	–	69	(246)	–	(246)
Disposal of businesses	–	–	–	(82)	–	(82)
Advances written off	(2,111)	(22)	(2,133)	(4,204)	(31)	(4,235)
Recoveries of advances written off in previous years	861	1	862	764	4	768
Unwinding of discount	(32)	–	(32)	(56)	–	(56)
Charge (release) to the income statement (note 12)	592	–	592	443	(2)	441
At 31 December	2,412	76	2,488	3,033	97	3,130

Of the total allowance in respect of loans and advances to customers, £1,876 million (2015: £2,425 million) related to lending that had been determined to be impaired (either individually or on a collective basis) at the reporting date.

Of the total allowance in respect of loans and advances to customers, £1,208 million (2015: £1,170 million) was assessed on a collective basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22: AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2016 £m	2015 £m
Debt securities:
Government securities	48,714	25,329
Bank and building society certificates of deposit	142	186
Asset-backed securities:
Mortgage-backed securities	108	197
Other asset-backed securities	317	319
Corporate and other debt securities	6,030	5,808
	55,311	31,839
Equity shares	1,213	1,193
Total available-for-sale financial assets	56,524	33,032

All assets have been individually assessed for impairment. The criteria used to determine whether an impairment loss has been incurred are disclosed in note 2(H).

During 2016 government securities with a fair value at the point of transfer of £22,830 million were reclassified from held-to-maturity investments, (see note 1).

NOTE 23: GOODWILL

	2016	2015
	£m	£m
At 1 January and 31 December	2,016	2,016
Cost[1]	2,362	2,362
Accumulated impairment losses	(346)	(346)
At 31 December	2,016	2,016

1	For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,016 million (2015: £2,016 million), £1,836 million, or 91 per cent of the total (2015: £1,836 million, 91 per cent of the total) has been allocated to Scottish Widows in the Group’s Insurance division and £170 million, or 8 per cent of the total (2015: £170 million, 8 per cent of the total) to Motor Finance in the Group’s Consumer Finance division.

The recoverable amount of the goodwill relating to Scottish Widows has been based on a value-in-use calculation. The calculation uses pre-tax projections of future cash flows based upon budgets and plans approved by management covering a five-year period, the related run-off of existing business in force and a discount rate of 10 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes, product mix and margins having regard to expected market conditions and competitor activity. The discount rate is determined with reference to internal measures and available industry information. New business cash flows beyond the five-year period have been extrapolated using a steady 3 per cent growth rate which does not exceed the long-term average growth rate for the life assurance market. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of Scottish Widows to fall below its balance sheet carrying value.

The recoverable amount of the goodwill relating to Motor Finance has also been based on a value-in-use calculation using pre-tax cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 14 per cent. The cash flows beyond the five-year period are extrapolated using a growth rate of 0.5 per cent which does not exceed the long-term average growth rates for the markets in which Motor Finance participates. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of Motor Finance to fall below the balance sheet carrying value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24: VALUE OF IN-FORCE BUSINESS

Critical accounting estimates and judgements

The value of in-force business asset (2016: £4,702 million; 2015: £4,219 million) represents the present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. The valuation of this asset requires assumptions to be made about future economic and operating conditions which are inherently uncertain and changes could significantly affect the value attributed to this asset. The methodology used to value this asset and the key assumptions that have been made in determining the carrying value of the value of in-force business asset at 31 December 2016 are set out below.

Key assumptions

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

A market-consistent approach has been adopted for the valuation of financial options and guarantees, using a stochastic option pricing technique calibrated to be consistent with the market price of relevant options at each valuation date. Further information on options and guarantees can be found in note 32.

The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds and illiquid loan assets. The value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of corporate bond holdings and relevant illiquid loan assets. In determining the market premium for illiquidity, we consider a range of inputs which reflect actual asset allocation and relevant observable market data. The illiquidity premium is estimated to be 138 basis points at 31 December 2016 (2015: range of 85 to 144 basis points).

The risk-free rate is derived from the relevant swap curve with a deduction for credit risk.

The table below shows the resulting range of yields and other key assumptions at 31 December:

	2016%	2015%
Risk-free rate (value of in-force non-annuity business)[1]	0.00 to 4.20	0.00 to 4.20
Risk-free rate (value of in-force annuity business)[1]	1.38 to 5.58	0.85 to 5.64
Risk-free rate (financial options and guarantees)[1]	0.00 to 4.20	0.00 to 2.54
Retail price inflation	3.50	3.27
Expense inflation	3.73	3.65

1	All risk-free rates are quoted as the range of rates implied by the relevant swap curve.

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

NON-ECONOMIC ASSUMPTIONS

Future mortality, morbidity, expenses, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management’s view of future experience. Further information on these assumptions is given in note 32 and the effect of changes in key assumptions is given in note 33.

The gross value of in-force business asset in the consolidated balance sheet is as follows:

	2016 £m	2015 £m
Acquired value of in-force non-participating investment contracts	340	377
Value of in-force insurance and participating investment contracts	4,702	4,219
Total value of in-force business	5,042	4,596

The movement in the acquired value of in-force non-participating investment contracts over the year is as follows:

	2016 £m	2015 £m
At 1 January	377	418
Amortisation taken to income statement (note 11)	(37)	(41)
At 31 December	340	377

The acquired value of in-force non-participating investment contracts includes £206 million (2015: £228 million) in relation to OEIC business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24: VALUE OF IN-FORCE BUSINESS continued

The movement in the value of in-force insurance and participating investment contracts over the year is as follows:

	2016 £m	2015 £m
At 1 January	4,219	4,446
Exchange and other adjustments	11	(5)
Movements in the year:
New business	428	454
Existing business:
Expected return	(210)	(365)
Experience variances	(137)	(130)
Assumption changes	127	(209)
Economic variance	264	88
Movement in the value of in-force business taken to income statement (note 9)	472	(162)
Disposal of businesses	–	(60)
At 31 December	4,702	4,219

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

NOTE 25: OTHER INTANGIBLE ASSETS

	Brands £m	Core deposit intangible £m	Purchased credit card relationships £m	Customer- related intangibles £m	Capitalised software enhancements £m	Total £m
Cost:
At 1 January 2015	596	2,770	315	538	1,509	5,728
Additions	–	–	–	–	306	306
Disposals	–	–	–	–	(1)	(1)
At 31 December 2015	596	2,770	315	538	1,814	6,033
Additions	–	–	–	–	463	463
Disposals	–	–	–	–	(110)	(110)
At 31 December 2016	596	2,770	315	538	2,167	6,386
Accumulated amortisation:
At 1 January 2015	128	2,160	305	456	609	3,658
Charge for the year	21	300	4	16	196	537
Disposals	–	–	–	–	–	–
At 31 December 2015	149	2,460	309	472	805	4,195
Charge for the year	22	297	2	27	234	582
Disposals	–	–	–	–	(72)	(72)
At 31 December 2016	171	2,757	311	499	967	4,705
Balance sheet amount at 31 December 2016	425	13	4	39	1,200	1,681
Balance sheet amount at 31 December 2015	447	310	6	66	1,009	1,838

Included within brands above are assets of £380 million (31 December 2015: £380 million) that have been determined to have indefinite useful lives and are not amortised. These brands use the Bank of Scotland name which has been in existence for over 300 years. These brands are well established financial services brands and there are no indications that they should not have an indefinite useful life.

The core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates, and the balance sheet amount at 31 December 2016 shown above will become fully amortised during 2017.

The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased.

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income.

Capitalised software enhancements principally comprise identifiable and directly associated internal staff and other costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26: PROPERTY, PLANT AND EQUIPMENT

	Investment properties £m	Premises £m	Equipment £m	Operating lease assets £m	Total £m
Cost or valuation:
At 1 January 2015	4,492	2,893	4,643	4,605	16,633
Exchange and other adjustments	(5)	–	–	23	18
Additions	–	141	1,071	1,702	2,914
Expenditure on investment properties (see below)	272	–	–	–	272
Change in fair value of investment properties (note 7)	416	–	–	–	416
Disposals	(814)	(172)	(281)	(1,307)	(2,574)
Disposal of businesses	–	(273)	(167)	–	(440)
At 31 December 2015	4,361	2,589	5,266	5,023	17,239
Exchange and other adjustments	13	2	6	112	133
Additions	–	59	806	2,088	2,953
Expenditure on investment properties (see below)	344	–	–	–	344
Change in fair value of investment properties (note 7)	(83)	–	–	–	(83)
Disposals	(871)	(100)	(113)	(1,017)	(2,101)
At 31 December 2016	3,764	2,550	5,965	6,206	18,485
Accumulated depreciation and impairment:
At 1 January 2015	–	1,374	1,883	832	4,089
Exchange and other adjustments	–	9	(2)	7	14
Depreciation charge for the year	–	116	588	830	1,534
Disposals	–	(90)	(245)	(752)	(1,087)
Disposal of businesses	–	(162)	(128)	–	(290)
At 31 December 2015	–	1,247	2,096	917	4,260
Exchange and other adjustments	–	(1)	(8)	49	40
Depreciation charge for the year	–	136	672	953	1,761
Disposals	–	(49)	(89)	(410)	(548)
At 31 December 2016	–	1,333	2,671	1,509	5,513
Balance sheet amount at 31 December 2016	3,764	1,217	3,294	4,697	12,972
Balance sheet amount at 31 December 2015	4,361	1,342	3,170	4,106	12,979

Expenditure on investment properties is comprised as follows:

	2016 £m	2015 £m
Acquisitions of new properties	251	165
Additional expenditure on existing properties	93	107
	344	272

Rental income of £229 million (2015: £268 million) and direct operating expenses arising from properties that generate rental income of £26 million (2015: £27 million) have been recognised in the income statement.

Capital expenditure in respect of investment properties which had been contracted for but not recognised in the financial statements was £65 million (2015: £37 million).

The table above analyses movements in investment properties, all of which are categorised as level 3. See note 49 for details of levels in the fair value hierarchy.

At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2016 £m	2015 £m
Receivable within 1 year	1,120	1,003
1 to 5 years	1,373	1,163
Over 5 years	347	172
Total future minimum rentals receivable	2,840	2,338

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2015 and 2016 no contingent rentals in respect of operating leases were recognised in the income statement.

In addition, total future minimum sub-lease income of £109 million at 31 December 2016 (£72 million at 31 December 2015) is expected to be received under non-cancellable sub-leases of the Group’s premises.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27: OTHER ASSETS

	2016 £m	2015 £m
Assets arising from reinsurance contracts held (notes 32 and 34)	714	675
Deferred acquisition and origination costs	81	106
Settlement balances	700	264
Corporate pension asset	6,645	7,725
Investments in joint ventures and associates	59	47
Other assets and prepayments	4,556	5,047
Total other assets	12,755	13,864

NOTE 28: DEPOSITS FROM BANKS

	2016 £m	2015 £m
Liabilities in respect of securities sold under repurchase agreements	7,279	7,061
Other deposits from banks	9,105	9,864
Deposits from banks	16,384	16,925

For amounts included above which are subject to repurchase agreements see note 52.

NOTE 29: CUSTOMER DEPOSITS

	2016 £m	2015 £m
Non-interest bearing current accounts	61,804	48,518
Interest bearing current accounts	90,978	85,491
Savings and investment accounts	208,227	224,137
Liabilities in respect of securities sold under repurchase agreements	2,462	–
Other customer deposits	51,989	60,180
Customer deposits	415,460	418,326

For amounts included above which are subject to repurchase agreements, see note 52.

Included in the amounts reported above are deposits of £219,106 million (2015: £230,110 million) which are protected under the UK Financial Services Compensation Scheme.

NOTE 30: TRADING AND OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2016 £m	2015 £m
Liabilities held at fair value through profit or loss	9,425	7,879
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	42,067	38,431
Other deposits	530	1,113
Short positions in securities	2,482	4,440
	45,079	43,984
Trading and other financial liabilities at fair value through profit or loss	54,504	51,863

Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2016 was £16,079 million, which was £6,656 million higher than the balance sheet carrying value (2015: £12,034 million, which was £4,156 million higher than the balance sheet carrying value). At 31 December 2016 there was a cumulative £95 million increase in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount an increase of £28 million arose in 2016 and a decrease of £114 million arose in 2015.

For the fair value of collateral pledged in respect of repurchase agreements see note 52.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31: DEBT SECURITIES IN ISSUE

	2016 £m	2015 £m
Medium-term notes issued	27,182	29,329
Covered bonds (note 19)	30,521	27,200
Certificates of deposit issued	8,077	11,101
Securitisation notes (note 19)	7,253	7,763
Commercial paper	3,281	6,663
Total debt securities in issue	76,314	82,056

NOTE 32: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS

Insurance contract and participating investment contract liabilities are comprised as follows:

	2016			2015
	Gross £m	Reinsurance[1] £m	Net £m	Gross £m	Reinsurance[1] £m	Net £m
Life insurance (see (1) below):
Insurance contracts	79,793	(671)	79,122	66,122	(629)	65,493
Participating investment contracts	13,984	–	13,984	13,460	–	13,460
	93,777	(671)	93,106	79,582	(629)	78,953
Non-life insurance contracts (see (2) below):
Unearned premiums	404	(14)	390	461	(12)	449
Claims outstanding	209	–	209	251	–	251
	613	(14)	599	712	(12)	700
Total	94,390	(685)	93,705	80,294	(641)	79,653

1	Reinsurance balances are reported within other assets (note 27).

(1) Life insurance

The movement in life insurance contract and participating investment contract liabilities over the year can be analysed as follows:

	Insurance contracts £m	Participating investment contracts £m	Gross £m	Reinsurance £m	Net £m
At 1 January 2015	72,168	14,102	86,270	(636)	85,634
New business	2,422	28	2,450	(4)	2,446
Changes in existing business	(4,681)	(667)	(5,348)	11	(5,337)
Change in liabilities charged to the income statement (note 10)	(2,259)	(639)	(2,898)	7	(2,891)
Exchange and other adjustments	39	(1)	38	–	38
Disposal of businesses	(3,826)	(2)	(3,828)	–	(3,828)
At 31 December 2015	66,122	13,460	79,582	(629)	78,953
New business	4,422	28	4,450	(5)	4,445
Changes in existing business	9,214	496	9,710	(37)	9,673
Change in liabilities charged to the income statement (note 10)	13,636	524	14,160	(42)	14,118
Exchange and other adjustments	35	–	35	–	35
At 31 December 2016	79,793	13,984	93,777	(671)	93,106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

Liabilities for insurance contracts and participating investment contracts can be split into with-profit fund liabilities, accounted for using the PRA’s realistic capital regime (realistic liabilities) and non-profit fund liabilities, accounted for using a prospective actuarial discounted cash flow methodology, as follows:

	2016			2015
	With-profit fund £m	Non-profit fund £m	Total £m	With-profit fund £m	Non-profit fund £m	Total £m
Insurance contracts	9,147	70,646	79,793	9,023	57,099	66,122
Participating investment contracts	8,860	5,124	13,984	9,341	4,119	13,460
Total	18,007	75,770	93,777	18,364	61,218	79,582

WITH-PROFIT FUND REALISTIC LIABILITIES

(I) BUSINESS DESCRIPTION

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

(II) METHOD OF CALCULATION OF LIABILITIES

With-profit liabilities are stated at their realistic value, the main components of which are:

–	With–profit benefit reserve, the total asset shares for with-profit policies;

–	Cost of options and guarantees (including guaranteed annuity options);

–	Deductions levied against asset shares;

–	Planned enhancements to with-profits benefits reserve; and

–	Impact of the smoothing policy.

(III) ASSUMPTIONS

Key assumptions used in the calculation of with-profit liabilities, and the processes for determining these, are:

INVESTMENT RETURNS AND DISCOUNT RATES

With-profit fund liabilities are valued on a market-consistent basis, achieved by the use of a valuation model which values liabilities on a basis calibrated to tradable market option contracts and other observable market data. The with-profit fund financial options and guarantees are valued using a stochastic simulation model where all assets are assumed to earn, on average, the risk-free yield and all cash flows are discounted using the risk-free yield. The risk-free yield is defined as the spot yield derived from the relevant swap curve, adjusted for credit risk. Further information on significant options and guarantees is given below.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

(IV) OPTIONS AND GUARANTEES WITHIN THE WITH-PROFIT FUNDS

The most significant options and guarantees provided from within the With-Profit Funds are in respect of guaranteed minimum cash benefits on death, maturity, retirement or certain policy anniversaries, and guaranteed annuity options on retirement for certain pension policies.

For those policies written in Scottish Widows pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up, within the With-Profit Fund originally held in Scottish Widows plc and subsequently transferred into Scottish Widows Limited, called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2016 of £2.7 billion (2015: £2.5 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

As noted above, the liabilities of the With-Profit Funds are valued using a market-consistent stochastic simulation model which places a value on the options and guarantees which captures both their intrinsic value and their time value.

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

(II) METHOD OF CALCULATION OF LIABILITIES

The non-profit fund liabilities are determined on the basis of recognised actuarial methods and involve estimating future policy cash flows over the duration of the in-force book of policies, and discounting the cash flows back to the valuation date allowing for probabilities of occurrence.

(III) ASSUMPTIONS

Generally, assumptions used to value non-profit fund liabilities are prudent in nature and therefore contain a margin for adverse deviation. This margin for adverse deviation is based on management’s judgement and reflects management’s views on the inherent level of uncertainty. The key assumptions used in the measurement of non-profit fund liabilities are:

INTEREST RATES

The rates of interest used are determined by reference to a number of factors including the redemption yields on fixed interest assets at the valuation date.

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

KEY CHANGES IN ASSUMPTIONS

A detailed review of the Group’s assumptions in 2016 resulted in the following key impacts on profit before tax:

–	Change in persistency assumptions (£48 million decrease).

–	Change in the assumption in respect of current and future mortality and morbidity rates (£194 million increase).

–	Change in expenses assumptions (£109 million decrease).

These amounts include the impacts of movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

(IV) OPTIONS AND GUARANTEES OUTSIDE THE WITH-PROFIT FUNDS

A number of typical guarantees are provided outside the With-Profit Funds such as guaranteed payments on death (e.g. term assurance) or guaranteed income for life (e.g. annuities). In addition, certain personal pension policyholders in Scottish Widows, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £82 million (2015: £68 million) in respect of those guarantees.

(2) Non-life insurance

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

The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

	2016 £m	2015 £m
Provisions for unearned premiums
Gross provision at 1 January	461	424
Increase in the year	827	934
Release in the year	(884)	(897)
Change in provision for unearned premiums charged to income statement	(57)	37
Gross provision at 31 December	404	461
Reinsurers’ share	(14)	(12)
Net provision at 31 December	390	449

These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

	2016 £m	2015 £m
Claims outstanding
Gross claims outstanding at 1 January	251	224
Cash paid for claims settled in the year	(408)	(343)
Increase/(decrease) in liabilities[1]	366	370
Change in liabilities charged to the income statement	(42)	27
Gross claims outstanding at 31 December	209	251
Reinsurers’ share	–	–
Net claims outstanding at 31 December	209	251
Notified claims	122	117
Incurred but not reported	87	134
Net claims outstanding at 31 December	209	251

1	Of which an increase of £363 million (2015: £393 million) was in respect of current year claims and an increase of £3 million (2015: decrease of £23 million) was in respect of prior year claims.
F-45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33: LIFE INSURANCE SENSITIVITY ANALYSIS

Critical accounting estimates and judgements

Elements of the valuations of liabilities arising from insurance contracts and participating investment contracts require assumptions to be made about future investment returns, future mortality rates and future policyholder behaviour and are subject to significant management judgement and estimation uncertainty. The methodology used to value these liabilities and the key assumptions that have been made in determining their carrying value are set out in note 32.

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

		2016		2015
	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m
Non-annuitant mortality and morbidity[1]	5% reduction	25	21	32	26
Annuitant mortality[2]	5% reduction	(287)	(238)	(190)	(156)
Lapse rates[3]	10% reduction	48	40	85	70
Future maintenance and investment expenses[4]	10% reduction	318	264	231	190
Risk-free rate[5]	0.25% reduction	(74)	(62)	(44)	(37)
Guaranteed annuity option take up6	5% addition	(12)	(10)	2	2
Equity investment volatility[7]	1% addition	(10)	(8)	(7)	(5)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(200)	(166)	(183)	(151)
Increase in illiquidity premia[9]	0.10% addition	152	126	120	98

Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

1	This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.

2	This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.

3	This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.

4	This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.

5	This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.

6	This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.

7	This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.

8	This sensitivity shows the impact of a 25 basis point increase in credit default spreads on corporate bonds and the corresponding reduction in market values. Swap curves, the risk-free rate and illiquidity premia are all assumed to be unchanged.

9	This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premia. It assumes the overall spreads on assets are unchanged and hence market values are unchanged. Swap curves and the non-annuity risk-free rate are both assumed to be unchanged. The increased illiquidity premium increases the annuity risk-free rate.

NOTE 34: LIABILITIES ARISING FROM NON-PARTICIPATING INVESTMENT CONTRACTS

The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	2016 £m	2015 £m
At 1 January	22,777	27,248
New business	560	539
Changes in existing business	(3,225)	(4,461)
Disposal of businesses	–	(549)
At 31 December	20,112	22,777

The balances above are shown gross of reinsurance. As at 31 December 2016, related reinsurance balances were £29 million (2015: £34 million); reinsurance balances are reported within other assets (note 27). Liabilities arising from non-participating investment contracts are categorised as level 2. See note 49 for details of levels in the fair value hierarchy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35: OTHER LIABILITIES

	2016 £m	2015 £m
Settlement balances	706	467
Unitholders’ interest in Open Ended Investment Companies	22,947	22,621
Unallocated surplus within insurance businesses	243	257
Other creditors and accruals	5,297	6,316
Total other liabilities	29,193	29,661

NOTE 36: RETIREMENT BENEFIT OBLIGATIONS

	2016 £m	2015 £m	2014 £m
Charge to the income statement
Past service (credits) charges [1]	–	–	(822)
Other	279	307	334
Defined benefit pension schemes	279	307	(488)
Other post-retirement benefit schemes	8	8	10
Total defined benefit schemes	287	315	(478)
Defined contribution pension schemes	268	233	252
Total charge (credit) to the income statement (note 11)	555	548	(226)

1	On 11 March 2014 the Group announced a change to its defined benefit pension schemes, revising the existing cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to nil with effect from 2 April 2014. The effect of this change was to reduce the Group’s retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement. This was partly offset by a charge of £21 million following changes to pension arrangements for staff within the TSB business.

	2016 £m	2015 £m
Amounts recognised in the balance sheet
Retirement benefit assets	342	901
Retirement benefit obligations	(822)	(365)
Total amounts recognised in the balance sheet	(480)	536

The total amount recognised in the balance sheet relates to:

	2016 £m	2015 £m
Defined benefit pension schemes	(244)	736
Other post-retirement benefit schemes	(236)	(200)
Total amounts recognised in the balance sheet	(480)	536
F-47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: RETIREMENT BENEFIT OBLIGATIONS continued

Pension schemes

DEFINED BENEFIT SCHEMES

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The value of the Group’s defined benefit pension schemes’ liabilities requires management to make a number of assumptions. The key areas of estimation uncertainty are the discount rate applied to future cash flows and the expected lifetime of the schemes’ members. The discount rate is required to be set with reference to market yields at the end of the reporting period on high quality corporate bonds in the currency and with a term consistent with the defined benefit pension schemes’ obligations. The average duration of the schemes’ obligations is approximately 20 years. The market for bonds with a similar duration is illiquid and, as a result, significant management judgement is required to determine an appropriate yield curve on which to base the discount rate. The cost of the benefits payable by the schemes will also depend upon the life expectancy of the members. The Group considers latest market practice and actual experience in determining the appropriate assumptions for both current mortality expectations and the rate of future mortality improvement. Given the advances in medical science in recent years, it is uncertain whether this rate of improvement will be sustained going forward and, as a result, actual experience may differ from current expectations. The effect on the net accounting surplus or deficit and on the pension charge in the Group’s income statement of changes to the principal actuarial assumptions is set out in (iii) below.

(I) CHARACTERISTICS OF AND RISKS ASSOCIATED WITH THE GROUP’S SCHEMES

The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the defined benefit sections of the Lloyds Bank Pension Schemes No’s 1 and 2 and the HBOS Final Salary Pension Scheme. These schemes provide retirement benefits calculated as a percentage of final pensionable salary depending upon the length of service; the minimum retirement age under the rules of the schemes at 31 December 2016 is generally 55 although certain categories of member are deemed to have a contractual right to retire at 50.

The Group operates a number of funded and unfunded pension arrangements, the majority, including the three most significant schemes, are funded schemes in the UK. All these schemes are operated as separate legal entities under trust law by the trustees and are in compliance with the Pensions Act 2004. A valuation exercise is carried out for each scheme at least every three years, whereby scheme assets are measured at market value and liabilities (technical provisions) are measured using prudent assumptions. If a deficit is identified a recovery plan is agreed between the Group and the scheme Trustee and sent to the Pensions Regulator for review. The Group has not provided for these deficit contributions as the future economic benefits arising from these contributions are expected to be available to the Group. The Group’s overseas defined benefit pension schemes are subject to local regulatory arrangements.

The latest full valuations of the three main schemes were carried out as at 30 June 2014; the results have been updated to 31 December 2016 by qualified independent actuaries. The last full valuations of other Group schemes were carried out on a number of different dates; these have been updated to 31 December 2016 by qualified independent actuaries.

During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No 1 and Lloyds Bank Pension Scheme No 2 in the form of interests in limited liability partnerships for each of the two schemes which hold assets to provide security for the Group’s obligations to the two schemes. At 31 December 2016, the limited liability partnerships held assets of approximately £5.4 billion. The limited liability partnerships are consolidated fully in the Group’s balance sheet.

The Group has also established three private limited companies which hold assets to provide security for the Group’s obligations to the HBOS Final Salary Pension Scheme, a section of the Lloyds Bank Pension Scheme No 1 and the Lloyds Bank Offshore Pension Scheme. At 31 December 2016 these held assets of approximately £4.8 billion in aggregate. The private limited companies are consolidated fully in the Group’s balance sheet. The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2016.

The Group currently expects to pay contributions of approximately £575 million to its defined benefit schemes in 2017.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: RETIREMENT BENEFIT OBLIGATIONS continued

(II) AMOUNTS IN THE FINANCIAL STATEMENTS

	2016 £m	2015 £m
Amount included in the balance sheet
Present value of funded obligations	(45,822)	(36,903)
Fair value of scheme assets	45,578	37,639
Net amount recognised in the balance sheet	(244)	736
	2016 £m	2015 £m
Net amount recognised in the balance sheet
At 1 January	736	890
Net defined benefit pension charge	(279)	(307)
Actuarial (losses) gains on defined benefit obligation	(8,770)	607
Return on plan assets	7,455	(879)
Employer contributions	623	427
Exchange and other adjustments	(9)	(2)
At 31 December	(244)	736
	2016 £m	2015 £m
Movements in the defined benefit obligation
At 1 January	(36,903)	(37,243)
Current service cost	(257)	(302)
Interest expense	(1,401)	(1,340)
Remeasurements:
Actuarial gains – experience	535	195
Actuarial gains (losses) – demographic assumptions	195	(747)
Actuarial (losses) gains – financial assumptions	(9,500)	1,159
Benefits paid	1,580	1,371
Past service cost	(20)	(12)
Employee contributions	–	(1)
Settlements	12	8
Exchange and other adjustments	(63)	9
At 31 December	(45,822)	(36,903)
	2016 £m	2015 £m
Analysis of the defined benefit obligation:
Active members	(9,903)	(7,530)
Deferred members	(16,934)	(12,723)
Pensioners	(17,476)	(15,312)
Dependants	(1,509)	(1,338)
	(45,822)	(36,903)
	2016 £m	2015 £m
Changes in the fair value of scheme assets
At 1 January	37,639	38,133
Return on plan assets excluding amounts included in interest income	7,455	(879)
Interest income	1,441	1,383
Employer contributions	623	427
Employee contributions	–	1
Benefits paid	(1,580)	(1,371)
Settlements	(18)	(14)
Administrative costs paid	(36)	(30)
Exchange and other adjustments	54	(11)
At 31 December	45,578	37,639
F-49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: RETIREMENT BENEFIT OBLIGATIONS continued

COMPOSITION OF SCHEME ASSETS:

	2016			2015
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equity instruments	1,114	–	1,114	947	–	947
Debt instruments[1]:
Fixed interest government bonds	5,797	–	5,797	4,841	–	4,841
Index-linked government bonds	14,359	–	14,359	9,944	–	9,944
Corporate and other debt securities	7,464	–	7,464	7,243	–	7,243
Asset-backed securities	99	–	99	74	–	74
	27,719	–	27,719	22,102	–	22,102
Property	–	497	497	–	440	440
Pooled investment vehicles	3,577	12,845	16,422	3,464	10,619	14,083
Money market instruments, cash, derivatives and other assets and liabilities	1,462	(1,636)	(174)	525	(458)	67
At 31 December	33,872	11,706	45,578	27,038	10,601	37,639

1	Of the total debt instruments, £25,219 million (31 December 2015: £18,428 million) were investment grade (credit ratings equal to or better than ‘BBB’).

The assets of all the funded plans are held independently of the Group’s assets in separate trustee administered funds.

The pension schemes’ pooled investment vehicles comprise:

	2016 £m	2015 £m
Equity funds	2,883	2,412
Hedge and mutual funds	2,350	2,078
Liquidity funds	484	918
Bond and debt funds	3,383	2,807
Other	7,322	5,868
At 31 December	16,422	14,083

The expense (credit) recognised in the income statement for the year ended 31 December comprises:

	2016 £m	2015 £m	2014 £m
Current service cost	257	302	277
Net interest amount	(40)	(43)	(6)
Past service credits and curtailments (see page F-47)	–	–	(822)
Settlements	6	6	7
Past service cost – plan amendments	20	12	20
Plan administration costs incurred during the year	36	30	36
Total defined benefit pension expense (credit)	279	307	(488)
F-50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: RETIREMENT BENEFIT OBLIGATIONS continued

ASSUMPTIONS

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2016%	2015%
Discount rate	2.76	3.87
Rate of inflation:
Retail Prices Index	3.23	2.99
Consumer Price Index	2.18	1.99
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.74	2.58
	2016 Years	2015 Years
Life expectancy for member aged 60, on the valuation date:
Men	28.1	28.1
Women	30.3	30.4
Life expectancy for member aged 60, 15 years after the valuation date:
Men	29.3	29.5
Women	31.7	31.9

The mortality assumptions used in the scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2016 is assumed to live for, on average, 28.1 years for a male and 30.3 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: RETIREMENT BENEFIT OBLIGATIONS continued

	Effect of reasonably possible alternative assumptions
	Increase (decrease) in the income statement charge		Increase (decrease) in the net defined benefit pension scheme liability
	2016 £m	2015 £m	2016 £m	2015 £m
Inflation (including pension increases):[1]
Increase of 0.1 per cent	19	17	491	363
Decrease of 0.1 per cent	(14)	(16)	(458)	(346)
Discount rate:[2]
Increase of 0.1 per cent	(30)	(29)	(821)	(605)
Decrease of 0.1 per cent	30	30	847	621
Expected life expectancy of members:
Increase of one year	42	43	1,213	952
Decrease of one year	(37)	(41)	(1,178)	(927)

1	At 31 December 2016, the assumed rate of RPI inflation is 3.23 per cent and CPI inflation 2.18 per cent (2015: RPI 2.99 per cent and CPI 1.99 per cent).

2	At 31 December 2016, the assumed discount rate is 2.76 per cent (2015: 3.87 per cent).

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

At 31 December 2016 the asset-liability matching strategy mitigated 89 per cent of the liability sensitivity to interest rate movements and 102 per cent of the liability sensitivity to inflation movements. Much of the residual interest rate sensitivity is mitigated through holdings of corporate and other debt securities.

MATURITY PROFILE OF DEFINED BENEFIT OBLIGATION

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution and timing of benefit payments:

	2016 Years	2015 Years
Duration of the defined benefit obligation	20	19
	2016 £m	2015 £m
Maturity analysis of benefits expected to be paid
Benefits expected to be paid within 12 months	1,639	1,370
Benefits expected to be paid between 1 and 2 years	1,180	1,121
Benefits expected to be paid between 2 and 5 years	3,971	3,759
Benefits expected to be paid between 5 and 10 years	8,030	7,710
Benefits expected to be paid between 10 and 15 years	9,453	9,102
Benefits expected to be paid between 15 and 25 years	20,268	19,882
Benefits expected to be paid between 25 and 35 years	18,831	18,631
Benefits expected to be paid between 35 and 45 years	13,589	13,878
Benefits expected to be paid in more than 45 years	7,809	8,857
F-52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: RETIREMENT BENEFIT OBLIGATIONS continued

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

During the year ended 31 December 2016 the charge to the income statement in respect of defined contribution schemes was £268 million (2015: £233 million; 2014: £252 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

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

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2014 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.84 per cent (2015: 6.59 per cent).

Movements in the other post-retirement benefits obligation:

	2016 £m	2015 £m
At 1 January	(200)	(196)
Actuarial (loss) gain	(33)	(2)
Insurance premiums paid	7	6
Charge for the year	(8)	(8)
Exchange and other adjustments	(2)	–
At 31 December	(236)	(200)

NOTE 37: DEFERRED TAX

Critical accounting estimates and judgements

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

The Group’s total deferred tax asset includes £4,298 million (2015: £4,890 million) in respect of trading losses carried forward. The tax losses have arisen in individual legal entities and will be used as future taxable profits arise in those legal entities, though substantially all of the unused tax losses for which a deferred tax asset has been recognised arise in Bank of Scotland plc and Lloyds Bank plc.

The deferred tax asset is expected to be utilised over different time periods in each of the entities in which the losses arise. Under current UK tax law there is no expiry date for unused tax losses. Following the enactment of the Finance Acts in 2015 and 2016, there is a restriction imposed on the amount of banks’ profits that can be offset by certain carried forward tax losses for the purposes of calculating corporation tax liabilities. The additional restriction in 2016 has increased the period over which the Group expects to fully utilise its tax losses from 2025 to 2031.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: DEFERRED TAX continued

The movement in the net deferred tax balance is as follows:

	2016 £m	2015 £m
Asset at 1 January	3,977	4,091
Exchange and other adjustments	(14)	5
Disposals	–	(59)
Income statement charge (note 13):
Due to change in UK corporation tax rate and related impacts	(201)	(27)
Origination and reversal of temporary differences	(651)	(89)
	(852)	(116)
Amount credited (charged) to equity:
Post-retirement defined benefit scheme remeasurements	320	59
Available-for-sale financial assets (note 42)	(246)	(7)
Cash flow hedges (note 42)	(466)	7
Share-based compensation	(13)	(3)
	(405)	56
Asset at 31 December	2,706	3,977

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

Statutory position	2016 £m	2015 £m	Tax disclosure	2016 £m	2015 £m
Deferred tax assets	2,706	4,010	Deferred tax assets	5,549	6,400
Deferred tax liabilities	–	(33)	Deferred tax liabilities	(2,843)	(2,423)
Asset at 31 December	2,706	3,977	Asset at 31 December	2,706	3,977

The deferred tax charge in the income statement comprises the following temporary differences:

	2016 £m	2015 £m	2014 £m
Accelerated capital allowances	(120)	377	34
Pensions and other post-retirement benefits	(105)	(40)	(243)
Long-term assurance business	(273)	303	312
Allowances for impairment losses	–	(5)	(24)
Tax losses carried forward	(625)	(855)	(565)
Tax on fair value of acquired assets	93	178	159
Other temporary differences	178	(74)	49
Deferred tax charge in the income statement	(852)	(116)	(278)
F-54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: DEFERRED TAX continued

Deferred tax assets and liabilities are comprised as follows:

	2016 £m	2015 £m
Deferred tax assets:
Accelerated capital allowances	969	1,089
Pensions and other post-retirement benefits	143	–
Other provisions	40	28
Tax losses carried forward	4,298	4,890
Other temporary differences	99	393
Total deferred tax assets	5,549	6,400
	2016 £m	2015 £m
Deferred tax liabilities:
Pensions and other post-retirement benefits	–	(72)
Long-term assurance business	(914)	(641)
Available-for-sale asset revaluation	(233)	(11)
Tax on fair value of acquired assets	(798)	(891)
Derivatives	(643)	(395)
Other temporary differences	(255)	(413)
Total deferred tax liabilities	(2,843)	(2,423)

The Finance (No. 2) Act 2015 introduced an additional surcharge of 8 per cent on banking profits from 1 January 2016.

The Finance Act 2016 was enacted on 15 September 2016. The Act further reduced the corporation tax rate applicable from 1 April 2020 to 17 per cent and further restricts the amount of banks’ profits that can be offset by carried forward losses for the purposes of calculating corporation tax liabilities from 50 per cent to 25 per cent with effect from 1 April 2016.

The corporation tax changes enacted have resulted in a reduction in the Group’s net deferred tax asset at 31 December 2016 of £158 million, comprising a £201 million charge included in the income statement and a £43 million credit included in equity.

Deferred tax assets not recognised

Deferred tax assets of £92 million (2015: £140 million) have not been recognised in respect of capital losses carried forward as there are no predicted future capital profits. Capital losses can be carried forward indefinitely.

Deferred tax assets of £723 million (2015: £893 million) have not been recognised in respect of trading losses carried forward, mainly in respect of temporary differences in the insurance businesses and in certain overseas companies. Trading losses can be carried forward indefinitely, except for losses in the USA which expire after 20 years.

In addition, deferred tax assets have not been recognised in respect of unrelieved foreign tax carried forward at 31 December 2016 of £46 million (2015: £76 million), as there are no predicted future taxable profits against which the unrelieved foreign tax credits can be utilised. These tax credits can be carried forward indefinitely.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: OTHER PROVISIONS

Critical accounting estimates and judgements

At 31 December 2016, the Group carried provisions of £3,947 million (2015: £4,463 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches, principally the mis-selling of payment protection insurance (2016: £2,608 million; 2015: £3,458 million).

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

More detail on the nature of the assumptions that have been made and key sensitivities is set out below.

	Provisions for commitments £m	Payment protection insurance £m	Other regulatory provisions £m	Vacant leasehold property £m	Other £m	Total £m
At 1 January 2016	50	3,458	1,005	37	1,137	5,687
Exchange and other adjustments	19	–	10	4	64	97
Provisions applied	–	(2,200)	(761)	(14)	(282)	(3,257)
Charge for the year	(13)	1,350	1,085	24	245	2,691
At 31 December 2016	56	2,608	1,339	51	1,164	5,218

Provisions for commitments

Provisions are held in cases where the Group is irrevocably committed to advance additional funds, but where there is doubt as to the customer’s ability to meet its repayment obligations.

Payment protection insurance

The Group increased the provision for PPI costs by a further £1,350 million in 2016, bringing the total amount provided to £17,375 million.

The charge to the provision in 2016 was largely driven by a higher total volume of complaints expected as a result of the Financial Conduct Authority’s (FCA) industry deadline being extended to the end of August 2019 as well as changes to the rules and guidance that should apply when firms handle PPI complaints in light of the UK Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (Plevin). Final rules and guidance were published by the FCA on 2 March 2017 (PS 17/3).

As at 31 December 2016, a provision of £2,608 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £2,200 million during the year to 31 December 2016. Spend continues to reduce following the completion of the re-review of previously handled cases (remediation).

The provision is consistent with total expected reactive complaint volumes of 5.2 million (including complaints falling under the Plevin rules and guidance) in light of the FCA Policy Statement PS 17/3. Weekly complaint levels in the second half of 2016 have been approximately 8,300 versus approximately 8,600 in the first half, and are expected to vary significantly through to the industry deadline, now confirmed to be August 2019.

SENSITIVITIES

The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 50 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain in particular with respect to future volumes. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is significant uncertainty around the impact of the regulatory changes, FCA media campaign and Claims Management Companies and customer activity.

Key metrics and sensitivities are highlighted in the table below:

Sensitivities (exclude claims where no PPI policy was held)	Actuals to date	Anticipated future[3]	Sensitivity[3]
Customer initiated complaints since origination (m)[1]	3.9	1.3	0.1 = £190m
Average uphold rate per policy[2]	74%	89%	1% = £35m
Average redress per upheld policy[2]	£1,700	£1,250	£100 = £150m
Administrative expenses (£m)	3,190	490	1 case = £375

1	Sensitivity includes complaint handling costs.

2	Actuals to date are based on the last six months to 31 December 2016.

3	Anticipated future and sensitivities are impacted by a proportion of complaints and re-complaints falling under the Plevin rules and guidance in light of the FCA Policy Statement PS 17/3
F-56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: OTHER PROVISIONS continued

Other regulatory provisions

PACKAGED BANK ACCOUNTS

In the year ended 31 December 2016 the Group has provided an additional £280 million in respect of complaints relating to alleged mis-selling of packaged bank accounts raising the total amount provided to £505 million. As at 31 December 2016, £215 million of the provision remained unutilised. The total amount provided represents the Group’s best estimate of the likely future cost, however a number of risks and uncertainties remain in particular with respect to future volumes.

ARREARS HANDLING RELATED ACTIVITIES

Following a review of the Group’s secured and unsecured arrears handling activities, the Group has put in place a number of actions to further improve its handling of customers in these areas. As a result, the Group has provided an additional £261 million in the year ended 31 December 2016 (bringing the total provision to £397 million), for the costs of identifying and rectifying certain arrears management fees and activities. As at 31 December 2016, the unutilised provision was £383 million (31 December 2015: £136 million).

CUSTOMER CLAIMS IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited). The German industry-wide issue regarding notification of contractual ‘cooling off’ periods has continued to lead to an increasing number of claims in 2016. Accordingly a provision increase of £94 million was recognised in the year ended 31 December 2016 giving a total provision of £639 million; the remaining unutilised provision as at 31 December 2016 is £168 million (31 December 2015: £124 million). The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct and, where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. In the year ended 31 December 2016, the Group charged an additional £450 million in respect of matters across all divisions. At 31 December 2016, the Group held unutilised provisions totalling £573 million for these other legal actions and regulatory matters.

Vacant leasehold property

Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income, compared to the head rent, and the possibility of disposing of the Group’s interest in the lease, taking into account conditions in the property market. These provisions are reassessed on a biannual basis and will normally run off over the period of under-recovery of the leases concerned, currently averaging 3 years; where a property is disposed of earlier than anticipated, any remaining balance in the provision relating to that property is released.

Other

Following the sale of TSB Banking Group plc in 2015, the Group raised a provision of £665 million in relation to the Transitional Service Agreement entered into between Lloyds Bank plc and TSB and the contribution to be provided to TSB in moving to alternative IT provision; £611 million of this provision remained unutilised at 31 December 2016.

Provisions are made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes irrevocably committed to the expenditure. At 31 December 2016 provisions of £239 million (31 December 2015: £201 million) were held.

Other provisions also include those arising out of the insolvency of a third party insurer, which remains exposed to asbestos and pollution claims in the US. The ultimate cost and timing of payments are uncertain. The provision held of £35 million at 31 December 2016 represents management’s current best estimate of the cost after having regard to actuarial estimates of future losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39: SUBORDINATED LIABILITIES

The movement in subordinated liabilities during the year was as follows:

	Preference shares £m	Preferred securities £m	Undated subordinated liabilities £m	Enhanced capital notes £m	Dated subordinated liabilities £m	Total £m
At 1 January 2016	980	3,748	965	3,610	14,009	23,312
Issued during the year:
4.65% Subordinated Fixed Rate Notes 2026 (US$1,500 million)	–	–	–	–	1,061	1,061
Tender offers and redemptions in respect of Enhanced Capital Notes	–	–	–	(3,568)	–	(3,568)
Other repurchases and redemptions during the year:
7.5% Undated Subordinated Step-up Notes	–	–	(5)	–	–	(5)
4.939% Non-voting Non-cumulative Perpetual Preferred Securities	–	(32)	–	–	–	(32)
7.286% Perpetual Regulatory Tier One Securities (Series A)	–	(150)	–	–	–	(150)
4.25% Subordinated Undated Instruments	–	–	(7)	–	–	(7)
Floating Rate Primary Capital Notes	–	–	(108)	–	–	(108)
Primary Capital Undated Floating Rate Notes:
Series 1	–	–	(101)	–	–	(101)
Series 2	–	–	(142)	–	–	(142)
Series 3	–	–	(110)	–	–	(110)
6.267% Non-Cumulative Callable Fixed to Floating Rate Preference Shares callable 2016	(319)	–	–	–	–	(319)
5.125% Undated Subordinated Step-up Notes callable 2016	–	–	(2)	–	–	(2)
13% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016	–	–	–	–	(244)	(244)
10.125% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016	–	–	–	–	(233)	(233)
11.875% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016	–	–	–	–	(960)	(960)
10.75% Subordinated Fixed to Fixed Rate Notes 2021 callable 2016	–	–	–	–	(466)	(466)
9.875% Subordinated Fixed to Fixed Rate Notes 2021
callable 2016	–	–	–	–	(456)	(456)
Callable Floating Rate Subordinated Notes 2016	–	–	–	–	(186)	(186)
Callable Floating Rate Subordinated Notes 2016	–	–	–	–	(143)	(143)
Subordinated Callable Notes 2016	–	–	–	–	(382)	(382)
	(319)	(182)	(475)	–	(3,070)	(4,046)
Foreign exchange and other movements	203	568	109	(42)	2,234	3,072
At 31 December 2016	864	4,134	599	–	14,234	19,831
F-58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39: SUBORDINATED LIABILITIES continued

	Preference shares £m	Preferred securities £m	Undated subordinated liabilities £m	Enhanced capital notes £m	Dated subordinated liabilities £m	Total £m
At 1 January 2015	1,091	3,819	1,852	3,683	15,597	26,042
Issued during the year:
5.3% Subordinated Fixed Rate Notes 2045 (US$824 million)	–	–	–	–	543	543
4.582% Subordinated Fixed Rate Notes 2025 (US$1,353 million)	–	–	–	–	893	893
	–	–	–	–	1,436	1,436
Repurchases and redemptions during the year:
6.625% Subordinated Notes 2015	–	–	–	–	(350)	(350)
4.875% Subordinated Notes 2015	–	–	–	–	(723)	(723)
7.834% Sterling Step-up Non-Voting Non-Cumulative Preferred Securities callable 2015	–	(5)	–	–	–	(5)
8.117% Non-cumulative Perpetual Preferred Securities (Class A)	–	(250)	–	–	–	(250)
6.0884% Non-Cumulative Fixed to Floating Rate Preference Shares callable 2015	(10)	–	–	–	–	(10)
6.625% Undated Subordinated Step-Up Notes callable 2010	–	–	(5)	–	–	(5)
6.9625% Callable Subordinated Fixed to Floating Rate Notes 2020 callable 2015	–	–	–	–	(737)	(737)
5.125% Step-up Perpetual Subordinated Notes callable 2015 (Scottish Widows plc)	–	–	(560)	–	–	(560)
5.92% Non-cumulative Fixed to Floating Rate Preference shares callable 2015	(140)	–	–	–	–	(140)
Floating Rate Undated Subordinated Step-up Notes	–	–	(29)	–	–	(29)
6.05% Fixed to Floating Rate Undated Subordinated Notes	–	–	(18)	–	–	(18)
5.125% Undated Subordinated Fixed to Floating Rate Notes	–	–	(50)	–	–	(50)
5.109% Callable Fixed to Floating Rate Notes 2017	–	–	–	–	(14)	(14)
6.305% Subordinated Callable Fixed to Floating Notes 2017	–	–	–	–	(35)	(35)
6.50% Subordinated Fixed Rate Notes 2020	–	–	–	–	(764)	(764)
6% Subordinated Notes 2033	–	–	–	–	(191)	(191)
4.25% Perpetual Fixed to Floating Rate Reset Subordinated Guaranteed Notes	–	–	(276)	–	–	(276)
	(150)	(255)	(938)	–	(2,814)	(4,157)
Foreign exchange and other movements	39	184	51	(73)	(210)	(9)
At 31 December 2015	980	3,748	965	3,610	14,009	23,312

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the dated Enhanced Capital Notes (ECNs) ranked equally with that of the dated subordinated liabilities. The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during 2016 (2015: none).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40: SHARE CAPITAL

(1) Authorised share capital

As permitted by the Companies Act 2006, the Company removed references to authorised share capital from its articles of association at the annual general meeting on 5 June 2009. This change took effect from 1 October 2009.

(2) Issued and fully paid share capital

	2016 Number of shares	2015 Number of shares	2014 Number of shares	2016 £m	2015 £m	2014 £m
Ordinary shares of 10p (formerly 25p) each
At 1 January	71,373,735,357	71,373,735,357	71,368,435,941	7,138	7,138	7,137
Issued under employee share schemes	–	–	5,299,416	–	–	1
At 31 December	71,373,735,357	71,373,735,357	71,373,735,357	7,138	7,138	7,138
Limited voting ordinary shares of 10p (formerly 25p) each
At 1 January and 31 December	80,921,051	80,921,051	80,921,051	8	8	8
Total issued share capital				7,146	7,146	7,146

SHARE ISSUANCES

No shares were issued in 2016 or 2015; in 2014, 5 million shares were issued in respect of employee share schemes.

(3) Share capital and control

There are no restrictions on the transfer of shares in the Company other than as set out in the articles of association and:

–	certain restrictions which may from time to time be imposed by law and regulations (for example, insider trading laws);

–	where directors and certain employees of the Company require the approval of the Company to deal in the Company’s shares; and

–	pursuant to the rules of some of the Company’s employee share plans where certain restrictions may apply while the shares are subject to the plans.

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

Information regarding significant direct or indirect holdings of shares in the Company can be found on page 177.

The directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary and preference shares as granted at the annual general meeting on 12 May 2016. The authority to issue shares and the authority to make market purchases of shares will expire at the next annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.

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

ORDINARY SHARES

The holders of ordinary shares (excluding the limited voting ordinary shares), who held 99.9 per cent of the total ordinary share capital at 31 December 2016, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares (excluding the limited voting ordinary shares) may also receive a dividend (subject to the provisions of the Company’s articles of association) and on a winding up may share in the assets of the Company.

LIMITED VOTING ORDINARY SHARES

The limited voting ordinary shares are held by the Lloyds Bank Foundations (the Foundations). The holders of the limited voting ordinary shares, who held 0.1 per cent of the total ordinary share capital at 31 December 2016, are entitled to receive copies of every circular or other document sent out by the Company to the holders of other ordinary shares. These shares carry no rights to dividends but rank pari passu with the ordinary shares in respect of other distributions and in the event of winding up. These shares do not have any right to vote at general meetings other than on resolutions concerning the winding up of the Company, or for a variation in the class rights of the limited voting ordinary shares. In the event of an offer for more than 50 per cent of the issued ordinary share capital of the Company, each limited voting ordinary share will convert into an ordinary share and shall rank equally with the ordinary shares in all respects from the date of conversion.

The Company has entered into deeds of covenant with the Foundations under the terms of which the Company makes annual donations. The deeds of covenant in effect as at 31 December 2016 provide that such annual donations will cease in certain circumstances, including the Company providing nine years’ notice. Such notice has been given to the Lloyds TSB Foundation for Scotland.

PREFERENCE SHARES

The Company has in issue various classes of preference shares which are all classified as liabilities under IFRS which are included in note 39.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: SHARE PREMIUM ACCOUNT

	2016 £m	2015 £m	2014 £m
At 1 January	17,412	17,281	17,279
Issued under employee share schemes	–	–	2
Redemption of preference shares[1]	210	131	–
At 31 December	17,622	17,412	17,281

1	During the year ended 31 December 2016, the Company redeemed all of its outstanding 6.267% Non-cumulative Fixed to Floating Rate Callable US Dollar Preference Shares at their combined sterling equivalent par value of £210 million. These preference shares had been accounted for as subordinated liabilities. On redemption an amount of £210 million was transferred from the distributable merger reserve to the share premium account (2015: £131 million in respect of the redemption of the outstanding 6.0884% Non-cumulative Fixed to Floating Rate Preference Shares and 5.92% Non-cumulative Fixed to Floating Rate Preference Shares).

NOTE 42: OTHER RESERVES

	2016 £m	2015 £m	2014 £m
Other reserves comprise:
Merger reserve	7,766	7,976	8,107
Capital redemption reserve[1]	4,115	4,115	4,115
Revaluation reserve in respect of available-for-sale financial assets	759	(438)	(67)
Cash flow hedging reserve	2,136	727	1,139
Foreign currency translation reserve	(124)	(120)	(78)
At 31 December	14,652	12,260	13,216

1	There were no movements in this reserve during 2014, 2015 or 2016.

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

	2016 £m	2015 £m	2014 £m
Merger reserve
At 1 January	7,976	8,107	8,107
Redemption of preference shares (note 41)	(210)	(131)	–
At 31 December	7,766	7,976	8,107
F-61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42: OTHER RESERVES continued

Movements in other reserves were as follows:

	2016 £m	2015 £m	2014 £m
Revaluation reserve in respect of available-for-sale financial assets
At 1 January	(438)	(67)	(615)
Adjustment on transfer from held-to-maturity portfolio	1,544	–	–
Deferred tax	(417)	–	–
	1,127	–	–
Change in fair value of available-for-sale financial assets	356	(318)	690
Deferred tax	(25)	(18)	(65)
Current tax	(3)	2	–
	328	(334)	625
Income statement transfers:
Disposals (note 9)	(575)	(51)	(131)
Deferred tax	196	3	52
Current tax	(52)	(1)	–
	(431)	(49)	(79)
Impairment	173	4	2
Deferred tax	–	8	–
	173	12	2
At 31 December	759	(438)	(67)
	2016 £m	2015 £m	2014 £m
Cash flow hedging reserve
At 1 January	727	1,139	(1,055)
Change in fair value of hedging derivatives	2,432	537	3,896
Deferred tax	(610)	(186)	(765)
	1,822	351	3,131
Income statement transfers (note 5)	(557)	(956)	(1,153)
Deferred tax	144	193	216
	(413)	(763)	(937)
At 31 December	2,136	727	1,139
	2016 £m	2015 £m	2014 £m
Foreign currency translation reserve
At 1 January	(120)	(78)	(75)
Currency translation differences arising in the year	(110)	(59)	(25)
Foreign currency gains on net investment hedges (tax: £nil)	106	17	22
At 31 December	(124)	(120)	(78)
F-62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 43: RETAINED PROFITS

	2016 £m	2015 £m	2014 £m
At 1 January	4,416	5,692	4,088
Profit for the year	2,063	860	1,412
Dividends paid[1]	(2,014)	(1,070)	–
Issue costs of other equity instruments (net of tax)	–	–	(21)
Distributions on other equity instruments (net of tax)	(321)	(314)	(225)
Post-retirement defined benefit scheme remeasurements	(1,028)	(215)	539
Movement in treasury shares	(175)	(816)	(286)
Value of employee services:
Share option schemes	141	107	123
Other employee award schemes	168	172	233
Adjustment on sale of non-controlling interest in TSB	–	–	(171)
At 31 December	3,250	4,416	5,692

1	Net of a credit in respect of unclaimed dividends written-back in accordance with the Company’s Articles of Association.

Retained profits are stated after deducting £495 million (2015: £740 million; 2014: £565 million) representing 730 million (2015: 943 million; 2014: 648 million) treasury shares held.

The payment of dividends by subsidiaries and the ability of members of the Group to lend money to other members of the Group may be subject to regulatory or legal restrictions, the availability of reserves and the financial and operating performance of the entity. Details of such restrictions and the methods adopted by the Group to manage the capital of its subsidiaries are provided under Capital Risk on page 104.

NOTE 44: OTHER EQUITY INSTRUMENTS

	2016 £m	2015 £m	2014 £m
At 1 January	5,355	5,355	–
Additional Tier 1 securities issued in the year:
Sterling notes (£3,725 million nominal)	–	–	3,725
Euro notes (€750 million nominal)	–	–	622
US dollar notes ($1,675 million nominal)	–	–	1,008
At 31 December	5,355	5,355	5,355

The AT1 securities are Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with no fixed maturity or redemption date.

The principal terms of the AT1 securities are described below:

–	The securities rank behind the claims against Lloyds Banking Group plc of (a) unsubordinated creditors, (b) claims which are, or are expressed to be, subordinated to the claims of unsubordinated creditors of Lloyds Banking Group plc but not further or otherwise or (c) whose claims are, or are expressed to be, junior to the claims of other creditors of Lloyds Banking Group, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the AT1 Securities in a winding-up occurring prior to the Conversion Trigger.

–	The securities bear a fixed rate of interest until the first call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five year periods based on market rates.

–	Interest on the securities will be due and payable only at the sole discretion of Lloyds Banking Group plc, and Lloyds Banking Group plc may at any time elect to cancel any Interest Payment (or any part thereof) which would otherwise be payable on any Interest Payment Date. There are also certain restrictions on the payment of interest as specified in the terms.

–	The securities are undated and are repayable, at the option of Lloyds Banking Group plc, in whole at the first call date, or on any fifth anniversary after the first call date. In addition, the AT1 securities are repayable, at the option of Lloyds Banking Group plc, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA.

–	The securities convert into ordinary shares of Lloyds Banking Group plc, at a pre-determined price, should the fully loaded Common Equity Tier 1 ratio of the Group fall below 7.0 per cent.
F-63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: DIVIDENDS ON ORDINARY SHARES

The directors have recommended a final dividend, which is subject to approval by the shareholders at the Annual General Meeting, of 1.7 pence per share (2015: 1.5 pence per share; 2014: 0.75 pence per share) representing a total dividend of £1,212 million (2015: £1,070 million; 2014: £535 million), which will be paid on 16 May 2017. The directors have also recommended a special dividend of 0.5 pence per share (2015: 0.5 pence per share; 2014: nil) representing a total dividend of £356 million (2015: £357 million; 2014: nil). These financial statements do not reflect these recommended dividends.

Dividends paid during the year were as follows:

	2016 pence per share	2015 pence per share	2014 pence per share	2016 £m	2015 £m	2014 £m
Recommended by directors at previous year end:
Final dividend	1.50	0.75	–	1,070	535	–
Special dividend	0.50	–	–	357	–	–
Interim dividend paid in the year	0.85	0.75	–	607	535	–
	2.85	1.50	–	2,034	1,070	–

The trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but have chosen to waive their entitlement to the dividends on those shares as indicated: the Lloyds Banking Group Share Incentive Plan (holding at 31 December 2016: 27,898,019 shares, 31 December 2015: 24,275,824 shares, waived rights to all dividends), the HBOS Share Incentive Plan Trust (holding at 31 December 2016: 445,625 shares, 31 December 2015: 446,169 shares, waived rights to all dividends), the Lloyds Banking Group Employee Share Ownership Trust (holding at 31 December 2016: 10,699,978 shares, 31 December 2015: 164,141,179 shares, on which it waived rights to all dividends), Lloyds Group Holdings (Jersey) Limited (holding at 31 December 2016: 42,846 shares, 31 December 2015: 42,846 shares, waived rights to all but a nominal amount of one penny in total) and the Lloyds Banking Group Qualifying Employee Share Ownership Trust (holding at 31 December 2016: nil shares, 31 December 2015: 1,398 shares, waived rights to all but a nominal amount of one penny in total).

NOTE 46: SHARE-BASED PAYMENTS

Charge to the income statement

The charge to the income statement is set out below:

	2016 £m	2015 £m	2014 £m
Deferred bonus plan	266	255	213
Executive and SAYE plans:
Options granted in the year	16	12	29
Options granted in prior years	138	99	78
	154	111	107
Share plans:
Shares granted in the year	15	15	14
Shares granted in prior years	7	6	6
	22	21	20
Total charge to the income statement	442	387	340

During the year ended 31 December 2016 the Group operated the following share-based payment schemes, all of which are equity settled.

Deferred bonus plans

The Group operates a number of deferred bonus plans that are equity settled. Bonuses in respect of employee performance in 2016 have been recognised in the charge in line with the proportion of the deferral period completed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 46: SHARE-BASED PAYMENTS continued

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

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2016		2015
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	850,146,220	50.99	783,626,383	48.73
Granted	454,667,560	47.49	156,797,949	60.70
Exercised	(401,286,043)	40.74	(32,683,177)	41.83
Forfeited	(10,590,490)	56.02	(27,740,207)	48.69
Cancelled	(204,238,535)	60.23	(24,943,674)	56.04
Expired	(10,005,816)	57.08	(4,911,054)	48.34
Outstanding at 31 December	678,692,896	51.76	850,146,220	50.99
Exercisable at 31 December	–	–	533,654	180.66

The weighted average share price at the time that the options were exercised during 2016 was £0.67 (2015: £0.77). The weighted average remaining contractual life of options outstanding at the end of the year was 2.9 years (2015: 1.9 years).

The weighted average fair value of SAYE options granted during 2016 was £0.13 (2015: £0.17). The fair values of the SAYE options have been determined using a standard Black-Scholes model.

For the HBOS sharesave plan, no options were exercised during 2015 or 2016 and the outstanding options lapsed on 31 December 2016. The options outstanding at 31 December 2015 had an exercise price of £1.8066 and a weighted average remaining contractual life of 0.4 years.

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

Participants are not entitled to any dividends paid during the vesting period.

	2016		2015
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	221,397,597	Nil	233,389,084	Nil
Granted	4,298,701	Nil	9,813,363	Nil
Exercised	(2,700,679)	Nil	(13,313,421)	Nil
Forfeited	(3,863,477)	Nil	(8,374,250)	Nil
Lapsed	(169,861)	Nil	(117,179)	Nil
Outstanding at 31 December	218,962,281	Nil	221,397,597	Nil
Exercisable at 31 December	4,504,392	Nil	3,972,911	Nil

The weighted average fair value of options granted in the year was £0.68 (2015: £0.75). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2016 was £0.64 (2015: £0.83). The weighted average remaining contractual life of options outstanding at the end of the year was 5.1 years (2015: 6.1 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 46: SHARE-BASED PAYMENTS continued

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

At the end of the performance period for the 2013 grant, the targets had not been fully met and therefore these awards vested in 2016 at a rate of 94.18 per cent.

	2016 Number of shares	2015 Number of shares
Outstanding at 1 January	398,066,746	522,836,111
Granted	132,194,032	121,676,131
Vested	(140,879,465)	(196,193,904)
Forfeited	(33,713,900)	(50,251,592)
Dividend award	2,560,615	–
Outstanding at 31 December	358,228,028	398,066,746

Awards in respect of the 2014 grant will vest in 2017 at a rate of 55 per cent.

The weighted average fair value of awards granted in the year was £0.64 (2015: £0.78).

The fair value calculations at 31 December 2016 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	Save-As-You- Earn	Executive Share Plan 2003	LTIP	Commercial Banking Transformation Plan
Weighted average risk-free interest rate	0.25%	0.36%	0.39%	0.43%
Weighted average expected life	3.2 years	1.9 years	3.0 years	0.8 years
Weighted average expected volatility	30%	26%	24%	33%
Weighted average expected dividend yield	4.5%	3.1%	0.0%	4.5%
Weighted average share price	£0.59	£0.69	£0.73	£0.78
Weighted average exercise price	£0.47	nil	nil	nil

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

The number of shares awarded relating to matching shares in 2016 was 35,956,224 (2015: 18,001,413), with an average fair value of £0.61 (2015: £0.78), based on market prices at the date of award.

FIXED SHARE AWARDS

Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group shares, released over five years with 20 per cent being released each year following the year of award. The number of shares purchased in 2016 was 10,031,272 (2015: 8,237,469).

The fixed share award is not subject to any performance conditions, performance adjustment or clawback. On an employee leaving the Group, there is no change to the timeline for which shares will become unrestricted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 47: RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2016 £m	2015 £m	2014 £m
Compensation
Salaries and other short-term benefits	17	14	15
Post-employment benefits	–	–	1
Share-based payments	23	18	17
Total compensation	40	32	33

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.1 million (2015: £0.1 million; 2014: £0.1 million).

	2016 million	2015 million	2014 million
Share option plans
At 1 January	9	13	14
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	3	3	–
Exercised/lapsed (includes entitlements of former key management personnel)	(9)	(7)	(1)
At 31 December	3	9	13

	2016 million	2015 million	2014 million
Share plans
At 1 January	82	102	105
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	29	37	19
Exercised/lapsed (includes entitlements of former key management personnel)	(46)	(57)	(22)
At 31 December	65	82	102

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2016 £m	2015 £m	2014 £m
Loans
At 1 January	5	3	2
Advanced (includes loans of appointed key management personnel)	3	4	2
Repayments (includes loans of former key management personnel)	(4)	(2)	(1)
At 31 December	4	5	3

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 2.49 per cent and 23.95 per cent in 2016 (2015: 3.99 per cent and 23.95 per cent; 2014: 0.5 per cent and 23.95 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2016 and 2015: £nil).

	2016 £m	2015 £m	2014 £m
Deposits
At 1 January	13	16	13
Placed (includes deposits of appointed key management personnel)	41	58	32
Withdrawn (includes deposits of former key management personnel)	(42)	(61)	(29)
At 31 December	12	13	16

Deposits placed by key management personnel attracted interest rates of up to 4.0 per cent (2015: 4.7 per cent; 2014: 4.7 per cent).

At 31 December 2016, the Group did not provide any guarantees in respect of key management personnel (2015 and 2014: none).

At 31 December 2016, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £0.4 million with five directors and two connected persons (2015: £1 million with four directors and six connected persons; 2014: £1 million with six directors and six connected persons).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 47: RELATED PARTY TRANSACTIONS continued

Subsidiaries

In accordance with IFRS 10 Consolidated financial statements, transactions and balances with subsidiaries have been eliminated on consolidation.

PENSION FUNDS

The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2016, customer deposits of £171 million (2015: £145 million) and investment and insurance contract liabilities of £406 million (2015: £694 million) related to the Group’s pension funds.

COLLECTIVE INVESTMENT VEHICLES

The Group manages 139 (2015: 168) collective investment vehicles, such as Open Ended Investment Companies (OEICs) and of these 83 (2015: 95) are consolidated. The Group invested £265 million (2015: £818 million) and redeemed £826 million (2015: £616 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £2,405 million (2015: £2,129 million) at 31 December. The Group earned fees of £192 million from the unconsolidated collective investment vehicles during 2016 (2015: £187 million).

JOINT VENTURES AND ASSOCIATES

At 31 December 2016 there were loans and advances to customers of £173 million (2015: £225 million) outstanding and balances within customer deposits of £15 million (2015: £8 million) relating to joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2016, these companies had total assets of approximately £4,712 million (2015: £3,911 million), total liabilities of approximately £5,033 million (2015: £4,104 million) and for the year ended 31 December 2016 had turnover of approximately £4,401 million (2015: £4,660 million) and made a loss of approximately £27 million (2015: net loss of £181 million). In addition, the Group has provided £1,550 million (2015: £1,710 million) of financing to these companies on which it received £127 million (2015: £125 million) of interest income in the year.

NOTE 48: CONTINGENT LIABILITIES AND COMMITMENTS

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing investigations and litigation (as described below) which involve card schemes such as Visa and MasterCard. However, the Group is a member of Visa and MasterCard and other card schemes.

–	The European Commission continues to pursue certain competition investigations into MasterCard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;

–	Litigation continues in the English Courts against both Visa and MasterCard. This litigation has been brought by several retailers who are seeking damages for allegedly ‘overpaid’ MIFs. From publicly available information, it is understood these damages claims are running to different timescales with respect to the litigation process. It is also possible that new claims may be issued;

–	Any ultimate impact on the Group of the above investigations and the litigation against Visa and MasterCard remains uncertain at this time.

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. The Group’s share of the sale proceeds comprised cash consideration of approximately £330 million (of which approximately £300 million was received on completion of the sale and £30 million is deferred for three years) and preferred stock, which the Group measures at fair value. The preferred stock is convertible into Class A Common Stock of Visa Inc or its equivalent upon the occurrence of certain events. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, currently in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

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

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. The lawsuits, which contain broadly similar allegations, allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act and the Commodity Exchange Act, as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims, including those asserted under US anti-trust laws, were dismissed by the US Federal Court for Southern District of New York (the District Court). In November 2015 OTC and exchange-based plaintiffs’ claims against the Group were dismissed for lack of personal jurisdiction. On 20 December 2016, the Federal Court for Southern District of New York dismissed all antitrust class action claims against LBG and its affiliates in the Multi District Litigation arising from the alleged manipulation of USD LIBOR. Further appeals in relation to the anti-trust claims remain possible.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: CONTINGENT LIABILITIES AND COMMITMENTS continued

UK shareholder litigation

In August 2014, the Group and a number of former directors were named as defendants in a claim filed in the English High Court by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. It is currently not possible to determine the ultimate impact on the Group (if any), but the Group intends to defend the claim vigorously.

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

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. At 31 March 2016, the end of the latest FSCS scheme year for which it has published accounts, the principal balance outstanding on these loans was £15,655 million (31 March 2015: £15,797 million). Although it is anticipated that the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants of the FSCS. The amount of future levies payable by the Group depends on a number of factors including the amounts recovered by the FSCS from asset sales, the Group’s participation in the deposit-taking market at 31 December, the level of protected deposits and the population of deposit-taking participants.

Tax authorities

The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities including open matters where Her Majesty’s Revenue and Customs (HMRC) adopt a different interpretation and application of tax law. The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc); none of these is expected to have a material impact on the financial position of the Group.

Residential mortgage repossessions

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA is actively engaged with the industry in relation to these considerations. The Group will respond as appropriate to this and any investigations, proceedings, or regulatory action that may in due course be instigated as a result of these issues. The FCA has issued a consultation on new guidance on the treatment of customers with mortgage payment shortfalls. The guidance covers remediation for mortgage customers who may have been affected by the way firms calculate these customers’ monthly mortgage instalments. The output from this consultation is expected in the first quarter of 2017.

Update to the Financial Conduct Authority’s announcement in November 2015 on a deadline for PPI complaints and Plevin v Paragon Personal Finance Limited

On 2 August 2016, the Financial Conduct Authority (FCA) published a further consultation paper (CP16/20: Rules and guidance on payment protection insurance complaints: feedback on CP15/39 and further consultation), following on from the original consultation published in November 2015. The consultation papers proposed the introduction of a two year industry deadline by which consumers would need to make their PPI complaints and rules and guidance that should apply when firms handle PPI complaints in light of the UK Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61. On 2 March 2017 the FCA confirmed that the deadline would be 29 August 2019, and new rules for Plevin would come into force in August 2017.

Mortgage arrears handling activities

On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and it is currently not possible to make a reliable assessment of the liability, if any, that may result from the investigation.

HBOS Reading – customer review

The Group is commencing a review into a number of customer cases from the former HBOS Impaired Assets Office based in Reading. This review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Group in 2009. The review is at an early stage and it is currently not possible to determine the ultimate financial impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: CONTINGENT LIABILITIES AND COMMITMENTS continued

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

	2016	2015
	£m	£m
Contingent liabilities
Acceptances and endorsements	21	52
Other:
Other items serving as direct credit substitutes	779	458
Performance bonds and other transaction-related contingencies	2,237	2,123
	3,016	2,581
Total contingent liabilities	3,037	2,633

The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2016	2015
	£m	£m
Commitments
Forward asset purchases and forward deposits placed	648	421
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	10,749	9,995
Other commitments	62,697	57,809
	73,446	67,804
1 year or over original maturity	40,074	44,691
Total commitments	114,168	112,916

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £63,203 million (2015: £63,086 million) was irrevocable.

Operating lease commitments

Where a Group company is the lessee the future minimum lease payments under non-cancellable premises operating leases are as follows:

	2016	2015
	£m	£m
Not later than 1 year	264	267
Later than 1 year and not later than 5 years	855	885
Later than 5 years	944	1,049
Total operating lease commitments	2,063	2,201

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these is not material. No arrangements have been entered into for contingent rental payments.

Capital commitments

Excluding commitments in respect of investment property (note 26), capital expenditure contracted but not provided for at 31 December 2016 amounted to £543 million (2015: £388 million). Of this amount, £541 million (2015: £380 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS

(1) Measurement basis of financial assets and liabilities

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

		At fair value through profit or loss
	Derivatives designated as hedging instruments £m	Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m
At 31 December 2016
Financial assets
Cash and balances at central banks	–	–	–	–	–	47,452	–	47,452
Items in the course of collection from banks	–	–	–	–	–	706	–	706
Trading and other financial assets at fair value through profit or loss	–	45,253	105,921	–	–	–	–	151,174
Derivative financial instruments	2,712	33,426	–	–	–	–	–	36,138
Loans and receivables:
Loans and advances to banks	–	–	–	–	26,902	–	–	26,902
Loans and advances to customers	–	–	–	–	457,958	–	–	457,958
Debt securities	–	–	–	–	3,397	–	–	3,397
	–	–	–	–	488,257	–	–	488,257
Available-for-sale financial assets	–	–	–	56,524	–	–	–	56,524
Total financial assets	2,712	78,679	105,921	56,524	488,257	48,158	–	780,251
Financial liabilities
Deposits from banks	–	–	–	–	–	16,384	–	16,384
Customer deposits	–	–	–	–	–	415,460	–	415,460
Items in course of transmission to banks	–	–	–	–	–	548	–	548
Trading and other financial liabilities at fair value through profit or loss	–	45,079	9,425	–	–	–	–	54,504
Derivative financial instruments	1,964	32,960	–	–	–	–	–	34,924
Notes in circulation	–	–	–	–	–	1,402	–	1,402
Debt securities in issue	–	–	–	–	–	76,314	–	76,314
Liabilities arising from insurance contracts and participating investment contracts	–	–	–	–	–	–	94,390	94,390
Liabilities arising from non-participating investment contracts	–	–	–	–	–	–	20,112	20,112
Unallocated surplus within insurance businesses	–	–	–	–	–	–	243	243
Subordinated liabilities	–	–	–	–	–	19,831	–	19,831
Total financial liabilities	1,964	78,039	9,425	–	–	529,939	114,745	734,112
F-71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

		At fair value through profit or loss
	Derivatives designated as hedging instruments £m	Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m
At 31 December 2015
Financial assets
Cash and balances at central banks	–	–	–	–	–	58,417	–	58,417
Items in the course of collection from banks	–	–	–	–	–	697	–	697
Trading and other financial assets at fair value through profit or loss	–	42,661	97,875	–	–	–	–	140,536
Derivative financial instruments	2,686	26,781	–	–	–	–	–	29,467
Loans and receivables:
Loans and advances to banks	–	–	–	–	25,117	–	–	25,117
Loans and advances to customers	–	–	–	–	455,175	–	–	455,175
Debt securities	–	–	–	–	4,191	–	–	4,191
	–	–	–	–	484,483	–	–	484,483
Available-for-sale financial assets	–	–	–	33,032	–	–	–	33,032
Held-to-maturity investments	–	–	–	–	–	19,808	–	19,808
Total financial assets	2,686	69,442	97,875	33,032	484,483	78,922	–	766,440
Financial liabilities
Deposits from banks	–	–	–	–	–	16,925	–	16,925
Customer deposits	–	–	–	–	–	418,326	–	418,326
Items in course of transmission to banks	–	–	–	–	–	717	–	717
Trading and other financial liabilities at fair value through profit or loss	–	43,984	7,879	–	–	–	–	51,863
Derivative financial instruments	2,437	23,864	–	–	–	–	–	26,301
Notes in circulation	–	–	–	–	–	1,112	–	1,112
Debt securities in issue	–	–	–	–	–	82,056	–	82,056
Liabilities arising from insurance contracts and participating investment contracts	–	–	–	–	–	–	80,294	80,294
Liabilities arising from non-participating investment contracts	–	–	–	–	–	–	22,777	22,777
Unallocated surplus within insurance businesses	–	–	–	–	–	–	257	257
Subordinated liabilities	–	–	–	–	–	23,312	–	23,312
Total financial liabilities	2,437	67,848	7,879	–	–	542,448	103,328	723,940
F-72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

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

F-73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

(3) Financial assets and liabilities carried at fair value

Critical accounting estimates and judgements

The valuation techniques for level 2 and, particularly, level 3 financial instruments involve management judgement and estimates the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in this note on page F-79. Further details of the Group’s level 3 financial instruments and the sensitivity of their valuation including the effect of applying reasonably possible alternative assumptions in determining their fair value are set out below. Details about sensitivities to market risk arising from trading assets and other treasury positions can be found in the Risk Management section on page 87.

(A) FINANCIAL ASSETS, EXCLUDING DERIVATIVES

VALUATION HIERARCHY

At 31 December 2016, the Group’s financial assets carried at fair value, excluding derivatives, totalled £207,698 million (31 December 2015: £173,568 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on page F-73). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

VALUATION HIERARCHY

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2016
Trading and other financial assets at fair value through profit or loss
Loans and advances to customers	–	30,473	–	30,473
Loans and advances to banks	–	2,606	–	2,606
Debt securities:
Government securities	24,959	1,773	–	26,732
Other public sector securities	–	1,279	46	1,325
Bank and building society certificates of deposit	–	244	–	244
Asset-backed securities:
Mortgage-backed securities	–	654	53	707
Other asset-backed securities	4	1,092	442	1,538
Corporate and other debt securities	112	17,968	1,752	19,832
	25,075	23,010	2,293	50,378
Equity shares	66,147	37	1,513	67,697
Treasury and other bills	20	–	–	20
Total trading and other financial assets at fair value through profit or loss	91,242	56,126	3,806	151,174
Available-for-sale financial assets
Debt securities:
Government securities	48,542	172	–	48,714
Bank and building society certificates of deposit	–	142	–	142
Asset-backed securities:
Mortgage-backed securities	–	108	–	108
Other asset-backed securities	–	184	133	317
Corporate and other debt securities	107	5,923	–	6,030
	48,649	6,529	133	55,311
Equity shares	435	17	761	1,213
Total available-for-sale financial assets	49,084	6,546	894	56,524
Total financial assets carried at fair value, excluding derivatives	140,326	62,672	4,700	207,698
F-74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2015
Trading and other financial assets at fair value through profit or loss
Loans and advances to customers	–	30,109	–	30,109
Loans and advances to banks	–	3,065	–	3,065
Debt securities:
Government securities	20,881	1,235	1	22,117
Other public sector securities	–	759	1,280	2,039
Bank and building society certificates of deposit	–	135	–	135
Asset-backed securities:
Mortgage-backed securities	–	1,295	63	1,358
Other asset-backed securities	–	839	8	847
Corporate and other debt securities	38	18,241	2,037	20,316
	20,919	22,504	3,389	46,812
Equity shares	58,457	292	1,727	60,476
Treasury and other bills	74	–	–	74
Total trading and other financial assets at fair value through profit or loss	79,450	55,970	5,116	140,536
Available-for-sale financial assets
Debt securities:
Government securities	25,259	70	–	25,329
Bank and building society certificates of deposit	–	186	–	186
Asset-backed securities:
Mortgage-backed securities	–	197	–	197
Other asset-backed securities	–	264	55	319
Corporate and other debt securities	7	5,801	–	5,808
	25,266	6,518	55	31,839
Equity shares	43	521	629	1,193
Total available-for-sale financial assets	25,309	7,039	684	33,032
Total financial assets carried at fair value, excluding derivatives	104,759	63,009	5,800	173,568
F-75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

MOVEMENTS IN LEVEL 3 PORTFOLIO

The table below analyses movements in level 3 financial assets, excluding derivatives, carried at fair value (recurring measurement).

	2016			2015
	Trading and other financial assets at fair value through profit or loss £m	Available- for-sale £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m	Trading and other financial assets at fair value through profit or loss £m	Available- for-sale £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m
At 1 January	5,116	684	5,800	5,104	270	5,374
Exchange and other adjustments	8	12	20	–	–	–
Gains recognised in the income statement within other income	437	–	437	192	–	192
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	–	312	312	–	302	302
Purchases	833	258	1,091	965	68	1,033
Sales	(2,597)	(527)	(3,124)	(1,070)	(11)	(1,081)
Transfers into the level 3 portfolio	186	155	341	71	55	126
Transfers out of the level 3 portfolio	(177)	–	(177)	(146)	–	(146)
At 31 December	3,806	894	4,700	5,116	684	5,800
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	642	–	642	34	–	34

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

F-76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

(B) FINANCIAL LIABILITIES, EXCLUDING DERIVATIVES

VALUATION HIERARCHY

At 31 December 2016, the Group’s financial liabilities carried at fair value, excluding derivatives, comprised its trading and other financial liabilities at fair value through profit or loss and totalled £54,504 million (31 December 2015: £51,863 million). (Financial guarantees are also recognised at fair value, on initial recognition, and are classified as level 3; but the balance is not material). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-73). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2016
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	9,423	2	9,425
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	42,067	–	42,067
Short positions in securities	2,417	65	–	2,482
Other	–	530	–	530
	2,417	42,662	–	45,079
Total financial liabilities carried at fair value, excluding derivatives	2,417	52,085	2	54,504
At 31 December 2015
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	7,878	1	7,879
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	38,431	–	38,431
Short positions in securities	4,153	287	–	4,440
Other	–	1,113	–	1,113
	4,153	39,831	–	43,984
Total financial liabilities carried at fair value, excluding derivatives	4,153	47,709	1	51,863

The table below analyses movements in the level 3 financial liabilities portfolio, excluding derivatives. There were no transfers into or out of level 3 during 2015 or 2016.

	2016	2015
	£m	£m
At 1 January	1	5
Losses (gains) recognised in the income statement within other income	1	–
Redemptions	–	(4)
At 31 December	2	1
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December	1	–

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

At 31 December 2016, the own credit adjustment arising from the fair valuation of £9,423 million (2015: £7,878 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a loss of £28 million (2015: gain of £114 million).

F-77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

TRADING LIABILITIES IN RESPECT OF SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

The fair value of these liabilities is determined using discounted cash flow techniques. The discount rates are derived from observable repo curves specific to the type of security sold under the repurchase agreement.

(C) DERIVATIVES

All of the Group’s derivative assets and liabilities are carried at fair value. At 31 December 2016, such assets totalled £36,138 million (31 December 2015: £29,467 million) and liabilities totalled £34,924 million (31 December 2015: £26,301 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-73). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2016				2015
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	270	34,469	1,399	36,138	43	27,955	1,469	29,467
Derivative liabilities	(358)	(33,606)	(960)	(34,924)	(41)	(25,537)	(723)	(26,301)

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

The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2016		2015
	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	1,469	(723)	2,771	(1,456)
Exchange and other adjustments	74	(53)	(25)	18
Gains (losses) recognised in the income statement within other income	220	(299)	(87)	(36)
Purchases (additions)	24	(13)	72	(74)
(Sales) redemptions	(91)	128	(125)	120
Derecognised pursuant to tender offers and redemptions in respect of Enhanced Capital Notes	(476)	–	–	–
Transfers into the level 3 portfolio	216	–	126	(114)
Transfers out of the level 3 portfolio	(37)	–	(1,263)	819
At 31 December	1,399	(960)	1,469	(723)
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	284	(262)	(95)	(12)

F-78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

DERIVATIVE VALUATION ADJUSTMENTS

Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.

(I) UNCOLLATERALISED DERIVATIVE VALUATION ADJUSTMENTS, EXCLUDING MONOLINE COUNTERPARTIES

The following table summarises the movement on this valuation adjustment account during 2015 and 2016:

	2016 £m	2015 £m
At 1 January	598	608
Income statement charge (credit)	163	(38)
Transfers	(17)	28
At 31 December	744	598

Represented by:
	2016	2015
	£m	£m
Credit Valuation Adjustment	685	511
Debit Valuation Adjustment	(123)	(78)
Funding Valuation Adjustment	182	165
	744	598

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

The combination of a one notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £64 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (in total contributing £1 million of the overall CVA balance at 31 December 2016).

The DVA is sensitive to:

–	the current size of the mark-to-market position on the uncollateralised liability;

–	expectations of future market volatility of the underlying liability; and

–	the Group’s own CDS spread.

A one per cent rise in the CDS spread would lead to an increase in the DVA of £152 million to £275 million.

The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A one per cent rise in interest rates would lead to a £221 million fall in the overall valuation adjustment to £341 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.

The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding uncollateralised derivative positions. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by approximately £32 million.

(II) MARKET LIQUIDITY

The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a timeframe that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.

At 31 December 2016, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £96 million (2015: £76 million).

F-79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

(D) SENSITIVITY OF LEVEL 3 VALUATIONS

			At 31 December 2016			At 31 December 2015
				Effect of reasonably possible alternative assumptions[2]			Effect of reasonably possible alternative assumptions[2]
	Valuation techniques	Significant unobservable inputs[1]	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Trading and other financial assets at fair value through profit or loss
Debt securities	Discounted cash flows	Credit spreads (bps) (1ps/2ps)	29	5	(5)	92	7	(7)
Asset-backed securities	Lead manager or broker quote	n/a	59	–	–	62	–	–
Equity and venture capital investments	Market approach	Earnings multiple (0.9/10.0)	2,163	63	(68)	2,279	72	(72)
	Underlying asset/net asset value (incl. property prices)[3]	n/a	54	2	(3)	145	8	(14)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)[3]	n/a	1,501	–	(32)	2,538	–	(48)
			3,806			5,116
Available-for-sale financial assets
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	133	–	–	55	–	–
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)[3]	n/a	761	48	(53)	339	25	(27)
Other	Various	n/a	–	–	–	290	–	–
			894			684
Derivative financial assets
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread	–	–	–	545	14	(14)
Interest rate derivatives	Option pricing model	Interest rate volatility (0%/115%)	1,399	(3)	(19)	924	20	(19)
			1,399			1,469
Level 3 financial assets carried at fair value			6,099			7,269
Trading and other financial liabilities at fair value through profit or loss			2	–	–	1	–	–
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (0%/115%)	960	–	–	723	–	–
			960			723
Level 3 financial liabilities carried at fair value			962			724

1	Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

2	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

3	Underlying asset/net asset values represent fair value.
F-80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

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

DERIVATIVES

Reasonably possible alternative assumptions have been determined in respect of swaptions in the Group’s derivative portfolios which are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities.

To derive reasonably possible alternative valuations these volatilities have been flexed within a range of nil per cent to 115 per cent (2015: 1 per cent and 63 per cent).

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
F-81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

(4) Financial assets and liabilities carried at amortised cost

(A) FINANCIAL ASSETS

VALUATION HIERARCHY

The table below analyses the fair values of the financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-73). Loans and receivables are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

			Valuation hierarchy
	Carrying value	Fair value	Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m
At 31 December 2016
Loans and receivables:
Loans and advances to customers: unimpaired	451,339	450,986	–	–	450,986
Loans and advances to customers: impaired	6,619	6,475	–	–	6,475
Loans and advances to customers	457,958	457,461	–	–	457,461
Loans and advances to banks	26,902	26,812	–	–	26,812
Debt securities	3,397	3,303	–	3,288	15
Reverse repos included in above amounts:
Loans and advances to customers	8,304	8,304	–	–	8,304
Loans and advances to banks	902	902	–	–	902
At 31 December 2015
Loans and receivables:
Loans and advances to customers: unimpaired	448,010	447,808	–	–	447,808
Loans and advances to customers: impaired	7,165	6,989	–	–	6,989
Loans and advances to customers	455,175	454,797	–	–	454,797
Loans and advances to banks	25,117	25,130	–	–	25,130
Debt securities	4,191	4,107	7	4,090	10
Held-to-maturity investments	19,808	19,851	19,851	–	–
Reverse repos included in above amounts:
Loans and advances to customers	–	–	–	–	–
Loans and advances to banks	963	963	–	–	963

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

F-82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

(B) FINANCIAL LIABILITIES

VALUATION HIERARCHY

The table below analyses the fair values of the financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-73).

			Valuation hierarchy
	Carrying value	Fair value	Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m
At 31 December 2016
Deposits from banks	16,384	16,395	–	16,395	–
Customer deposits	415,460	416,490	–	408,571	7,919
Debt securities in issue	76,314	79,650	–	79,434	216
Subordinated liabilities	19,831	22,395	–	22,395	–
Repos included in above amounts:
Deposits from banks	7,279	7,279	–	7,279	–
Customer deposits	2,462	2,462	–	2,462	–
At 31 December 2015
Deposits from banks	16,925	16,934	–	16,934	–
Customer deposits	418,326	418,512	–	407,417	11,095
Debt securities in issue	82,056	85,093	–	81,132	3,961
Subordinated liabilities	23,312	26,818	–	26,818	–
Repos included in above amounts:
Deposits from banks	7,061	7,061	–	7,061	–
Customer deposits	–	–	–	–	–

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

(5) Reclassifications of financial assets

In 2015 the Group had reviewed its approach to managing a portfolio of government securities held as a separately identifiable component of the Group’s liquidity portfolio. Given the long-term nature of this portfolio, and reflecting the Group’s positive intent and ability to hold them until maturity in the economic environment at the time, the Group concluded that certain of these securities would be able to be held until they reached maturity and consequently, on 1 May 2015, government securities with a fair value of £19,938 million were reclassified from available-for-sale financial assets to held-to-maturity investments. During 2016, the Group has reassessed this holding of government securities classified as held-to-maturity in light of the current low interest rate environment and they have been reclassified as available-for-sale; this resulted in a credit of £1,544 million to the available-for-sale revaluation reserve (£1,127 million after tax).

F-83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: TRANSFERS OF FINANCIAL ASSETS

There were no significant transferred financial assets which were derecognised in their entirety, but with ongoing exposure. Details of transferred financial assets that continue to be recognised in full are as follows.

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

The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group’s obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 31). Except as otherwise noted below, none of the liabilities shown in the table below have recourse only to the transferred assets.

	2016		2015
	Carrying	Carrying	Carrying	Carrying
	value of	value of	value of	value of
	transferred	associated	transferred	associated
	assets	liabilities	assets	liabilities
	£m	£m	£m	£m
Repurchase and securities lending transactions
Trading and other financial assets at fair value through profit or loss	10,256	3,380	13,711	7,460
Available-for-sale financial assets	24,681	21,809	18,141	14,295
Loans and receivables:
Loans and advances to customers	583	–	1,491	–
Securitisation programmes
Loans and receivables:
Loans and advances to customers[1]	52,184	7,253	58,090	7,763

1	The carrying value of associated liabilities excludes securitisation notes held by the Group of £26,435 million (31 December 2015: £29,303 million).
F-84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

The following information relates to financial assets and liabilities which have been offset in the balance sheet and those which have not been offset but for which the Group has enforceable master netting agreements or collateral arrangements in place with counterparties.

				Related amounts where set off in the balance sheet not permitted[3]		Potential
						net amounts
	Gross	Amounts	Net amounts	Cash	Non-cash	if offset
	amounts	offset in the	presented in	collateral	collateral	of related
	of assets and	balance	the balance	received/	received/	amounts
	liabilities1	sheet2	sheet	pledged	pledged	permitted
At 31 December 2016	£m	£m	£m	£m	£m	£m
Financial assets
Trading and other financial assets at fair value through profit or loss:
Excluding reverse repos	118,095	–	118,095	–	(3,265)	114,830
Reverse repos	35,298	(2,219)	33,079	–	(33,079)	–
	153,393	(2,219)	151,174	–	(36,344)	114,830
Derivative financial instruments	92,390	(56,252)	36,138	(6,472)	(19,906)	9,760
Loans and advances to banks:
Excluding reverse repos	26,000	–	26,000	(2,826)	–	23,174
Reverse repos	902	–	902	–	(902)	–
	26,902	–	26,902	(2,826)	(902)	23,174
Loans and advances to customers:
Excluding reverse repos	451,290	(1,636)	449,654	(1,793)	(6,331)	441,530
Reverse repos	8,304	–	8,304	–	(8,304)	–
	459,594	(1,636)	457,958	(1,793)	(14,635)	441,530
Debt securities	3,397	–	3,397	–	–	3,397
Available-for-sale financial assets	56,524	–	56,524	–	(21,475)	35,049
Financial liabilities
Deposits from banks:
Excluding repos	9,105	–	9,105	(5,080)	(695)	3,330
Repos	7,279	–	7,279	–	(7,279)	–
	16,384	–	16,384	(5,080)	(7,974)	3,330
Customer deposits:
Excluding repos	415,153	(2,155)	412,998	(1,391)	(6,331)	405,276
Repos	2,462	–	2,462	–	(2,462)	–
	417,615	(2,155)	415,460	(1,391)	(8,793)	405,276
Trading and other financial liabilities at fair value through profit or loss:
Excluding repos	12,437	–	12,437	–	–	12,437
Repos	44,286	(2,219)	42,067	–	(42,067)	–
	56,723	(2,219)	54,504	–	(42,067)	12,437
Derivative financial instruments	90,657	(55,733)	34,924	(4,620)	(24,820)	5,484
F-85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES continued

				Related amounts where set off in the balance sheet not permitted[3]		Potential
						net amounts
			Net amounts		Non-cash	if offset
	Gross amounts	Amounts offset	presented in	Cash collateral	collateral	of related
	of assets and	in the balance	the balance	received/	received/	amounts
	liabilities[1]	sheet[2]	sheet	pledged	pledged	permitted
At 31 December 2015	£m	£m	£m	£m	£m	£m
Financial assets
Trading and other financial assets at fair value through profit or loss:
Excluding reverse repos	107,362	–	107,362	–	(7,175)	100,187
Reverse repos	39,083	(5,909)	33,174	–	(33,174)	–
	146,445	(5,909)	140,536	–	(40,349)	100,187
Derivative financial instruments	62,937	(33,470)	29,467	(3,228)	(20,091)	6,148
Loans and advances to banks:
Excluding reverse repos	24,154	–	24,154	(1,810)	–	22,344
Reverse repos	963	–	963	–	(963)	–
	25,117	–	25,117	(1,810)	(963)	22,344
Loans and advances to customers:
Excluding reverse repos	457,546	(2,371)	455,175	(1,001)	(7,250)	446,924
Reverse repos	–	–	–	–	–	–
	457,546	(2,371)	455,175	(1,001)	(7,250)	446,924
Debt securities	4,191	–	4,191	–	–	4,191
Available-for-sale financial assets	33,032	–	33,032	–	(13,895)	19,137
Held-to-maturity investments	19,808	–	19,808	–	–	19,808
Financial liabilities
Deposits from banks:
Excluding repos	9,864	–	9,864	(2,770)	(1,387)	5,707
Repos	7,061	–	7,061	–	(7,061)	–
	16,925	–	16,925	(2,770)	(8,448)	5,707
Customer deposits:
Excluding repos	420,330	(2,004)	418,326	(458)	(7,250)	410,618
Repos	–	–	–	–	–	–
	420,330	(2,004)	418,326	(458)	(7,250)	410,618
Trading and other financial liabilities at fair value through profit or loss:
Excluding repos	13,432	–	13,432	–	–	13,432
Repos	44,340	(5,909)	38,431	–	(38,431)	–
	57,772	(5,909)	51,863	–	(38,431)	13,432
Derivative financial instruments	60,138	(33,837)	26,301	(2,811)	(22,586)	904

1	After impairment allowance.

2	The amounts set off in the balance sheet as shown above represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.

3	The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respective of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.

The effects of over collateralisation have not been taken into account in the above table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT

As a bancassurer, financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; liquidity risk; capital risk; and insurance risk. Information about the Group’s exposure to each of the above risks and capital can be found on pages 44 to 112. The following additional disclosures, which provide quantitative information about the risks within financial instruments held or issued by the Group, should be read in conjunction with that earlier information.

Market risk

INTEREST RATE RISK

Interest rate risk arises from the different repricing characteristics of the assets and liabilities. Liabilities are either insensitive to interest rate movements, for example interest free or very low interest customer deposits, or are sensitive to interest rate changes but bear rates which may be varied at the Group’s discretion and that for competitive reasons generally reflect changes in the Bank of England’s base rate. The rates on the remaining deposits are contractually fixed for their term to maturity.

Many banking assets are sensitive to interest rate movements; there is a large volume of managed rate assets such as variable rate mortgages which may be considered as a natural offset to the interest rate risk arising from the managed rate liabilities. However, a significant proportion of the Group’s lending assets, for example many personal loans and mortgages, bear interest rates which are contractually fixed.

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

At 31 December 2016 the aggregate notional principal of interest rate swaps designated as fair value hedges was £194,416 million (2015: £121,063 million) with a net fair value asset of £725 million (2015: asset of £848 million) (note 16). The losses on the hedging instruments were £1,946 million (2015: losses of £618 million). The gains on the hedged items attributable to the hedged risk were £2,017 million (2015: gains of £511 million).

In addition the Group has cash flow hedges which are primarily used to hedge the variability in the cost of funding within the commercial business. Note 16 shows when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2016 was £384,182 million (2015: £460,829 million) with a net fair value liability of £352 million (2015: liability of £718 million) (note 16). In 2016, ineffectiveness recognised in the income statement that arises from cash flow hedges was a gain of £24 million (2015: gain of £3 million).

CURRENCY RISK

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London. Associated VaR and the closing, average, maximum and minimum are disclosed on page 92.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves.

The Group hedges part of the currency translation risk of the net investment in certain foreign operations using currency borrowings. At 31 December 2016 the aggregate principal of these currency borrowings was £695 million (2015: £670 million). In 2016, an ineffectiveness loss of £2 million before tax and £1 million after tax (2015: ineffectiveness gain of £5 million before tax and £4 million after tax) was recognised in the income statement arising from net investment hedges.

The Group’s main overseas operations are in the Americas and Europe. Details of the Group’s structural foreign currency exposures, after net investment hedges, are as follows:

FUNCTIONAL CURRENCY OF GROUP OPERATIONS

	2016			2015
			Other non-			Other non-
	Euro	US Dollar	sterling	Euro	US Dollar	sterling
	£m	£m	£m	£m	£m	£m
Gross exposure	247	479	36	246	447	32
Net investment hedges	(216)	(479)	–	(254)	(415)	(1)
Total structural foreign currency exposures, after net investment hedges	31	–	36	(8)	32	31
F-87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

Credit risk

The Group’s credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom. Information about the Group’s exposure to credit risk, credit risk management, measurement and mitigation can be found on pages 53 to 85.

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

	At 31 December 2016			At 31 December 2015
	Maximum exposure	Offset2	Net exposure	Maximum exposure	Offset2	Net exposure
	£m	£m	£m	£m	£m	£m
Loans and receivables:
Loans and advances to banks, net[1]	26,902	–	26,902	25,117	–	25,117
Loans and advances to customers, net[1]	457,958	(6,331)	451,627	455,175	(7,250)	447,925
Debt securities, net[1]	3,397	–	3,397	4,191	–	4,191
	488,257	(6,331)	481,926	484,483	(7,250)	477,233
Available-for-sale financial assets[3]	55,311	–	55,311	31,839	–	31,839
Held-to-maturity investments	–	–	–	19,808	–	19,808
Trading and other financial assets at fair value through profit or loss:[3,4]
Loans and advances	33,079	–	33,079	33,174	–	33,174
Debt securities, treasury and other bills	50,398	–	50,398	46,886	–	46,886
	83,477	–	83,477	80,060	–	80,060
Derivative assets	36,138	(18,539)	17,599	29,467	(19,466)	10,001
Assets arising from reinsurance contracts held	714	–	714	675	–	675
Financial guarantees	6,883	–	6,883	7,165	–	7,165
Off-balance sheet items:
Acceptances and endorsements	21	–	21	52	–	52
Other items serving as direct credit substitutes	779	–	779	458	–	458
Performance bonds and other transaction-related contingencies	2,237	–	2,237	2,123	–	2,123
Irrevocable commitments	63,203	–	63,203	63,086	–	63,086
	66,240	–	66,240	65,719	–	65,719
	737,020	(24,870)	712,150	719,216	(26,716)	692,500

1	Amounts shown net of related impairment allowances.

2	Offset items comprise deposit amounts available for offset, and amounts available for offset under master netting arrangements, that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

3	Excluding equity shares.

4	Includes assets within the Group’s unit-linked funds for which credit risk is borne by the policyholders and assets within the Group’s With-Profits funds for which credit risk is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back related contract liabilities.

B. CONCENTRATIONS OF EXPOSURE

The Group’s management of concentration risk includes single name, industry sector and country limits as well as controls over the Group’s overall exposure to certain products. Further information on the Group’s management of this risk is included within Credit risk mitigation, Risk management on page 53.

At 31 December 2016 the most significant concentrations of exposure were in mortgages (comprising 67 per cent of total loans and advances to customers) and to financial, business and other services (comprising 11 per cent of the total). For further information on concentrations of the Group’s loans, refer to note 18.

Following the continuing reduction in the Group’s non-UK activities, an analysis of credit risk exposures by geographical region has not been provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

C. CREDIT QUALITY OF ASSETS

LOANS AND RECEIVABLES

The disclosures in the table below and those on page F-90 are produced under the underlying basis used for the Group’s segmental reporting. The Group believes that, for reporting periods following a significant acquisition such as the acquisition of HBOS in 2009, this underlying basis, which includes the allowance for loan losses at the acquisition date on a gross basis, more fairly reflects the underlying provisioning status of the loans. The remaining acquisition-related fair value adjustments in respect of this lending are therefore identified separately in this table.

The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

LOANS AND ADVANCES

		Loans and advances to customers				Loans and
						advances
						designated
	Loans and					at fair value
	advances	Retail –	Retail –			through
	to banks	mortgages	other	Commercial	Total	profit or loss
	£m	£m	£m	£m	£m	£m
At 31 December 2016
Neither past due nor impaired	26,888	296,303	39,478	109,364	445,145	33,079
Past due but not impaired	14	7,340	386	305	8,031	–
Impaired – no provision required	–	784	392	689	1,865	–
– provision held	–	3,536	1,038	2,056	6,630	–
Gross	26,902	307,963	41,294	112,414	461,671	33,079
Allowance for impairment losses	–	(1,696)	(458)	(1,378)	(3,532)	–
Fair value adjustments	–				(181)	–
Net balance sheet carrying value	26,902				457,958	33,079
At 31 December 2015
Neither past due nor impaired	25,006	302,063	38,886	100,001	440,950	33,174
Past due but not impaired	111	8,233	393	463	9,089	–
Impaired – no provision required	–	732	690	1,092	2,514	–
– provision held	–	3,269	911	2,896	7,076	–
Gross	25,117	314,297	40,880	104,452	459,629	33,174
Allowance for impairment losses	–	(1,617)	(448)	(2,107)	(4,172)	–
Fair value adjustments	–				(282)	–
Net balance sheet carrying value	25,117				455,175	33,174

The criteria that the Group uses to determine that there is objective evidence of an impairment loss are disclosed in note 2(H). Included in loans and receivables are advances which are individually determined to be impaired with a gross amount before impairment allowances of £2,870 million (31 December 2015: £4,406 million).

The table below sets out the reconciliation of the allowance for impairment losses of £2,412 million (2015: £3,033 million) shown in note 21 to the allowance for impairment losses on an underlying basis of £3,532 million (2015: £4,172 million) shown above:

	2016	2015
	£m	£m
Allowance for impairment losses on loans and advances to customers	2,412	3,033
HBOS allowance at 16 January 2009[1]	11,147	11,147
HBOS charge covered by fair value adjustments[2]	12,236	12,166
Amounts subsequently written off	(22,699)	(22,623)
	684	690
Foreign exchange and other movements	436	449
Allowance for impairment losses on loans and advances to customers on an underlying basis	3,532	4,172

1	Comprises an allowance held at 31 December 2008 of £10,693 million and a charge for the period from 1 January 2009 to 16 January 2009 of £454 million.

2	This represents the element of the charge on loans and advances to customers in HBOS’s results that was included within the Group’s fair value adjustments in respect of the acquisition of HBOS on 16 January 2009.)
F-89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

LOANS AND ADVANCES WHICH ARE NEITHER PAST DUE NOR IMPAIRED

		Loans and advances to customers				Loans and
						advances
						designated
	Loans and					at fair value
	advances	Retail –	Retail –			through
	to banks	mortgages	other	Commercial	Total	profit or loss
	£m	£m	£m	£m	£m	£m
At 31 December 2016
Good quality	26,745	295,286	34,195	72,083		33,049
Satisfactory quality	87	814	4,479	30,433		30
Lower quality	3	39	387	6,433		–
Below standard, but not impaired	53	164	417	415		–
Total loans and advances which are neither past due nor impaired	26,888	296,303	39,478	109,364	445,145	33,079
At 31 December 2015
Good quality	24,670	301,403	33,589	63,453		33,156
Satisfactory quality	311	527	4,448	28,899		15
Lower quality	4	27	476	7,210		3
Below standard, but not impaired	21	106	373	439		–
Total loans and advances which are neither past due nor impaired	25,006	302,063	38,886	100,001	440,950	33,174

The definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and commercial are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Commercial lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models. Further information about the Group’s internal probabilities of default rating models can be found on page 53.

LOANS AND ADVANCES WHICH ARE PAST DUE BUT NOT IMPAIRED

		Loans and advances to customers				Loans and
						advances
						designated
	Loans and					at fair value
	advances	Retail –	Retail –			through
	to banks	mortgages	other	Commercial	Total	profit or loss
	£m	£m	£m	£m	£m	£m
At 31 December 2016
0-30 days	14	3,547	285	157	3,989	–
30-60 days	–	1,573	75	37	1,685	–
60-90 days	–	985	2	74	1,061	–
90-180 days	–	1,235	6	14	1,255	–
Over 180 days	–	–	18	23	41	–
Total loans and advances which are past due but not impaired	14	7,340	386	305	8,031	–
At 31 December 2015
0-30 days	111	4,066	276	248	4,590	–
30-60 days	–	1,732	81	100	1,913	–
60-90 days	–	1,065	9	52	1,126	–
90-180 days	–	1,370	8	19	1,397	–
Over 180 days	–	–	19	44	63	–
Total loans and advances which are past due but not impaired	111	8,233	393	463	9,089	–

A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

DEBT SECURITIES CLASSIFIED AS LOANS AND RECEIVABLES

An analysis by credit rating of the Group’s debt securities classified as loans and receivables is provided below:

	2016			2015

	Investment			Investment
	grade[1]	Other[2]	Total	grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Asset-backed securities:
Mortgage-backed securities	2,089	–	2,089	2,528	–	2,528
Other asset-backed securities	1,192	98	1,290	1,140	94	1,234
	3,281	98	3,379	3,668	94	3,762
Corporate and other debt securities	29	65	94	417	109	526
Gross exposure	3,310	163	3,473	4,085	203	4,288
Allowance for impairment losses			(76)			(97)
Total debt securities classified as loans and receivables			3,397			4,191

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2016: £91 million; 2015: £87 million) and not rated (2016: £72 million; 2015: £116 million).

AVAILABLE-FOR-SALE FINANCIAL ASSETS (EXCLUDING EQUITY SHARES)

An analysis of the Group’s available-for-sale financial assets is included in note 22. The credit quality of the Group’s available-for-sale financial assets (excluding equity shares) is set out below:

	2016			2015

	Investment			Investment
	grade[1]	Other[2]	Total	grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Debt securities:
Government securities	48,714	–	48,714	25,329	–	25,329
Bank and building society certificates of deposit	142	–	142	186	–	186
Asset-backed securities:
Mortgage-backed securities	108	–	108	197	–	197
Other asset-backed securities	312	5	317	315	4	319
	420	5	425	512	4	516
Corporate and other debt securities	6,030	–	6,030	5,808	–	5,808
Total held as available-for-sale financial assets	55,306	5	55,311	31,835	4	31,839

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2016: £5 million; 2015: £4 million) and not rated (2016: £nil; 2015: £nil).
F-91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

DEBT SECURITIES, TREASURY AND OTHER BILLS HELD AT FAIR VALUE THROUGH PROFIT OR LOSS

An analysis of the Group’s trading and other financial assets at fair value through profit or loss is included in note 15. The credit quality of the Group’s debt securities, treasury and other bills held at fair value through profit or loss is set out below:

	2016			2015
	Investment			Investment
	grade[1]	Other[2]	Total	grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Debt securities, treasury and other bills held at fair value through profit or loss
Trading assets:
Government securities	11,828	–	11,828	8,269	–	8,269
Asset-backed securities:
Mortgage-backed securities	47	–	47	516	–	516
Other asset-backed securities	69	–	69	85	–	85
	116	–	116	601	–	601
Corporate and other debt securities	221	3	224	582	30	612
Total held as trading assets	12,165	3	12,168	9,452	30	9,482
Other assets held at fair value through profit or loss:
Government securities	14,904	–	14,904	13,848	–	13,848
Other public sector securities	1,318	7	1,325	2,023	16	2,039
Bank and building society certificates of deposit	244	–	244	135	–	135
Asset-backed securities:
Mortgage-backed securities	633	27	660	801	41	842
Other asset-backed securities	1,178	291	1,469	762	–	762
	1,811	318	2,129	1,563	41	1,604
Corporate and other debt securities	17,445	2,163	19,608	17,371	2,333	19,704
Total debt securities held at fair value through profit or loss	35,722	2,488	38,210	34,940	2,390	37,330
Treasury bills and other bills	20	–	20	74	–	74
Total other assets held at fair value through profit or loss	35,742	2,488	38,230	35,014	2,390	37,404
Total held at fair value through profit or loss	47,907	2,491	50,398	44,466	2,420	46,886

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2016: £485 million; 2015: £544 million) and not rated (2016: £2,006 million; 2015: £1,876 million).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

DERIVATIVE ASSETS

An analysis of derivative assets is given in note 16. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the Group’s net credit risk relating to derivative assets of £17,599 million (2015: £10,001 million), cash collateral of £6,472 million (2015: £3,228 million) was held and a further £613 million was due from OECD banks (2015: £94 million).

	2016			2015

	Investment			Investment
	grade[1]	Other[2]	Total	grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Trading and other	31,373	2,053	33,426	24,764	2,017	26,781
Hedging	2,664	48	2,712	2,653	33	2,686
Total derivative financial instruments	34,037	2,101	36,138	27,417	2,050	29,467

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2016: £1,830 million; 2015: £1,418 million) and not rated (2016: £271 million; 2015: £632 million).

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

D. COLLATERAL HELD AS SECURITY FOR FINANCIAL ASSETS

A general description of collateral held as security in respect of financial instruments is provided on page 55. The Group holds collateral against loans and receivables and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for trading and other financial assets at fair value through profit or loss and for derivative assets is also shown below.

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

LOANS AND ADVANCES TO BANKS

There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £902 million (2015: £963 million), against which the Group held collateral with a fair value of £785 million (2015: £1,009 million).

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

	2016				2015
	Neither				Neither
	past due	Past due but			past due	Past due but
	nor impaired	not impaired	Impaired	Gross	nor impaired	not impaired	Impaired	Gross
	£m	£m	£m	£m	£m	£m	£m	£m
Less than 70 per cent	220,497	5,288	2,334	228,119	211,631	4,907	1,965	218,503
70 per cent to 80 per cent	39,789	1,004	648	41,441	45,764	1,350	671	47,785
80 per cent to 90 per cent	23,589	621	495	24,705	27,529	935	528	28,992
90 per cent to 100 per cent	7,983	223	355	8,561	10,908	610	247	11,765
Greater than 100 per cent	4,445	204	488	5,137	6,231	431	590	7,252
Total	296,303	7,340	4,320	307,963	302,063	8,233	4,001	314,297

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

OTHER

The majority of non-mortgage retail lending is unsecured. At 31 December 2016, impaired non-mortgage lending amounted to £972 million, net of an impairment allowance of £458 million (2015: £1,153 million, net of an impairment allowance of £448 million). The fair value of the collateral held in respect of this lending was £139 million (2015: £107 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation and the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

Unimpaired non-mortgage retail lending amounted to £39,864 million (2015: £39,279 million). Lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.

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

COMMERCIAL LENDING

REVERSE REPURCHASE TRANSACTIONS

At 31 December 2016 there were reverse repurchase agreements which were accounted for as collateralised loans with a carrying value of £8,304 million (2015: £nil), against which the Group held collateral with a fair value of £7,490 million (2015: £nil), all of which the Group was able to repledge. Included in these amounts were collateral balances in the form of cash provided in respect of reverse repurchase agreements of £8 million (2015: £nil). These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

IMPAIRED SECURED LENDING

The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.

At 31 December 2016, impaired secured commercial lending amounted to £204 million, net of an impairment allowance of £401 million (2015: £1,245 million, net of an impairment allowance of £577 million). The fair value of the collateral held in respect of impaired secured commercial lending was £1,160 million (2015: £1,367 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

Impaired secured commercial lending and associated collateral relates to lending to property companies and to customers in the financial, business and other services; transport, distribution and hotels; and construction industries.

UNIMPAIRED SECURED LENDING

Unimpaired secured commercial lending amounted to £36,275 million (2015: £51,298 million).

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

TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (EXCLUDING EQUITY SHARES)

Included in trading and other financial assets at fair value through profit or loss are reverse repurchase agreements treated as collateralised loans with a carrying value of £33,079 million (2015: £33,174 million). Collateral is held with a fair value of £30,850 million (2015: £36,493 million), all of which the Group is able to repledge. At 31 December 2016, £27,303 million had been repledged (2015: £15,438 million).

In addition, securities held as collateral in the form of stock borrowed amounted to £47,816 million (2015: £58,621 million). Of this amount, £16,204 million (2015: £29,859 million) had been resold or repledged as collateral for the Group’s own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

DERIVATIVE ASSETS, AFTER OFFSETTING OF AMOUNTS UNDER MASTER NETTING ARRANGEMENTS

The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £17,599 million (2015: £10,001 million), cash collateral of £6,472 million (2015: £3,228 million) was held.

IRREVOCABLE LOAN COMMITMENTS AND OTHER CREDIT-RELATED CONTINGENCIES

At 31 December 2016, the Group held irrevocable loan commitments and other credit-related contingencies of £66,240 million (2015: £65,719 million). Collateral is held as security, in the event that lending is drawn down, on £10,053 million (2015: £9,551 million) of these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

COLLATERAL REPOSSESSED

During the year, £241 million of collateral was repossessed (2015: £203 million), consisting primarily of residential property.

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

REPURCHASE TRANSACTIONS

DEPOSITS FROM BANKS

Included in deposits from banks are deposits held as collateral for facilities granted, with a carrying value of £7,279 million (2015: £7,061 million) and a fair value of £8,395 million (2015: £6,707 million).

CUSTOMER DEPOSITS

Customer deposits included deposits held as collateral for facilities granted with a carrying value of £2,462 million (2015: £nil) and a fair value of £2,277 million (2015: £nil). No collateral balances in the form of cash were provided in respect of repurchase agreements (2015: £5 million).

TRADING AND OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The fair value of collateral pledged in respect of repurchase transactions, accounted for as secured borrowing, where the secured party is permitted by contract or custom to repledge was £45,702 million (2015: £44,655 million).

SECURITIES LENDING TRANSACTIONS

The following on balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2016 £m	2015 £m
Trading and other financial assets at fair value through profit or loss	6,991	6,478
Loans and advances to customers	583	1,491
Available-for-sale financial assets	3,206	4,247
	10,780	12,216

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

NOTE 52: FINANCIAL RISK MANAGEMENT continued

The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining contractual period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category. Certain balances, included in the table below on the basis of their residual maturity, are repayable on demand upon payment of a penalty.

MATURITIES OF ASSETS AND LIABILITIES

	Up to 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9-12 months £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
At 31 December 2016
Assets
Cash and balances at central banks	47,446	2	4	–	–	–	–	–	47,452
Trading and other financial assets at fair value through
profit or loss	20,168	14,903	7,387	2,914	817	1,680	6,011	97,294	151,174
Derivative financial instruments	956	1,700	1,393	786	651	2,230	4,165	24,257	36,138
Loans and advances to banks	9,801	6,049	3,894	1,201	867	1,281	3,692	117	26,902
Loans and advances to customers	20,179	10,651	14,235	12,400	10,773	26,007	69,300	294,413	457,958
Debt securities held as loans and receivables	8	–	–	242	–	–	34	3,113	3,397
Available-for-sale financial assets	127	259	73	637	222	1,887	16,080	37,239	56,524
Other assets	5,025	583	584	1,560	1,059	1,846	4,808	22,783	38,248
Total assets	103,710	34,147	27,570	19,740	14,389	34,931	104,090	479,216	817,793
Liabilities
Deposits from banks	3,772	2,779	1,062	503	13	43	7,859	353	16,384
Customer deposits	347,753	18,936	8,961	10,482	8,477	13,859	6,430	562	415,460
Derivative financial instruments, trading and other
financial liabilities at fair value through profit or loss	18,381	19,640	8,779	1,696	1,179	3,843	5,575	30,335	89,428
Debt securities in issue	4,065	8,328	6,433	4,158	1,224	6,939	25,020	20,147	76,314
Liabilities arising from insurance and investment
contracts	1,583	2,190	2,737	2,463	2,377	8,588	19,971	74,593	114,502
Other liabilities	3,282	2,266	1,213	2,164	1,440	413	3,087	23,544	37,409
Subordinated liabilities	–	390	161	393	–	1,750	4,527	12,610	19,831
Total liabilities	378,836	54,529	29,346	21,859	14,710	35,435	72,469	162,144	769,328
At 31 December 2015
Assets
Cash and balances at central banks	58,411	2	4	–	–	–	–	–	58,417
Trading and other financial assets at fair value through
profit or loss	25,696	12,877	6,526	3,008	680	1,495	6,411	83,843	140,536
Derivative financial instruments	1,226	1,257	841	585	607	1,480	3,889	19,582	29,467
Loans and advances to banks	9,802	4,676	4,157	915	1,095	1,784	2,076	612	25,117
Loans and advances to customers	19,392	6,351	11,864	8,318	11,426	28,061	68,685	301,078	455,175
Debt securities held as loans and receivables	9	–	–	1	98	208	28	3,847	4,191
Available-for-sale financial assets	109	269	56	535	120	1,000	7,178	23,765	33,032
Held-to-maturity investments	–	–	–	–	–	297	3,357	16,154	19,808
Other assets	4,620	1,068	884	1,589	1,421	2,204	9,561	19,598	40,945
Total assets	119,265	26,500	24,332	14,951	15,447	36,529	101,185	468,479	806,688
Liabilities
Deposits from banks	6,586	1,076	5,958	42	132	22	2,543	566	16,925
Customer deposits	340,445	20,365	13,758	10,584	9,277	15,927	6,742	1,228	418,326
Derivative financial instruments, trading and other
financial liabilities at fair value through profit or loss	24,326	14,191	5,070	1,625	806	4,020	5,135	22,991	78,164
Debt securities in issue	5,822	7,273	5,556	4,757	1,661	11,697	21,984	23,306	82,056
Liabilities arising from insurance and investment
contracts	1,580	1,558	2,279	2,066	2,269	7,817	20,674	64,828	103,071
Other liabilities	4,240	2,800	449	2,326	1,906	634	5,079	20,420	37,854
Subordinated liabilities	269	307	329	466	2,083	648	9,321	9,889	23,312
Total liabilities	383,268	47,570	33,399	21,866	18,134	40,765	71,478	143,228	759,708

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

NOTE 52: FINANCIAL RISK MANAGEMENT continued

The table below analyses financial instrument liabilities of the Group, excluding those arising from insurance and participating investment contracts, on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2016
Deposits from banks	3,686	4,154	1,541	5,883	1,203	16,467
Customer deposits	347,573	19,151	28,248	20,789	1,294	417,055
Trading and other financial liabilities at
fair value through profit or loss	14,390	19,718	11,845	1,938	13,513	61,404
Debt securities in issue	7,590	8,721	12,533	36,386	17,635	82,865
Liabilities arising from non-participating
investment contracts	20,112	–	–	–	–	20,112
Subordinated liabilities	41	674	1,289	9,279	18,542	29,825
Total non-derivative financial liabilities	393,392	52,418	55,456	74,275	52,187	627,728
Derivative financial liabilities:
Gross settled derivatives – outflows	33,128	24,088	25,366	52,925	36,462	171,969
Gross settled derivatives – inflows	(31,359)	(22,401)	(23,510)	(49,239)	(32,382)	(158,891)
Gross settled derivatives – net flows	1,769	1,687	1,856	3,686	4,080	13,078
Net settled derivatives liabilities	21,669	117	620	1,167	3,020	26,593
Total derivative financial liabilities	23,438	1,804	2,476	4,853	7,100	39,671
At 31 December 2015
Deposits from banks	6,673	1,143	6,156	2,785	400	17,157
Customer deposits	339,387	21,234	34,012	23,932	312	418,877
Trading and other financial liabilities at
fair value through profit or loss	15,055	15,465	5,365	5,897	10,662	52,444
Debt securities in issue	7,526	9,131	18,467	34,515	24,540	94,179
Liabilities arising from non-participating
investment contracts	22,777	–	–	–	–	22,777
Subordinated liabilities	522	366	4,132	13,238	20,476	38,734
Total non-derivative financial liabilities	391,940	47,339	68,132	80,367	56,390	644,168
Derivative financial liabilities:
Gross settled derivatives – outflows	31,932	28,059	27,510	29,962	28,508	145,971
Gross settled derivatives – inflows	(30,432)	(26,967)	(26,337)	(27,883)	(26,521)	(138,140)
Gross settled derivatives – net flows	1,500	1,092	1,173	2,079	1,987	7,831
Net settled derivatives liabilities	16,600	115	321	953	2,587	20,576
Total derivative financial liabilities	18,100	1,207	1,494	3,032	4,574	28,407

The Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value, upon initial recognition, on the balance sheet. The majority of the Group’s financial guarantee contracts are callable on demand, were the guaranteed party to fail to meet its obligations. It is, however, expected that most guarantees will expire unused. The contractual nominal amounts of these guarantees totalled £6,883 million at 31 December 2016 (2015: £7,165 million) with £3,815 million expiring within one year; £667 million between one and three years; £1,334 million between three and five years; and £1,067 million over five years (2015: £4,014 million expiring within one year; £942 million between one and three years; £1,182 million between three and five years; and £1,027 million over five years).

The majority of the Group’s non-participating investment contract liabilities are unit-linked. These unit-linked products are invested in accordance with unit fund mandates. Clauses are included in policyholder contracts to permit the deferral of sales, where necessary, so that linked assets can be realised without being a forced seller.

The principal amount for undated subordinated liabilities with no redemption option is included within the over five years column; interest of approximately £23 million (2015: £39 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

Further information on the Group’s liquidity exposures is provided on pages 95 to 98.

Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2016	1,283	1,836	6,266	23,425	61,580	94,390
At 31 December 2015	1,477	1,081	4,745	10,444	62,547	80,294

For insurance and participating investment contracts which are neither unit-linked nor in the Group’s with-profit funds, in particular annuity liabilities, the aim is to invest in assets such that the cash flows on investments match those on the projected future liabilities.

The following tables set out the amounts and residual maturities of the Group’s off balance sheet contingent liabilities and commitments.

	Up to 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9-12 months £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
At 31 December 2016
Acceptances and endorsements	13	6	–	–	1	1	–	–	21
Other contingent liabilities	427	782	163	153	122	466	280	623	3,016
Total contingent liabilities	440	788	163	153	123	467	280	623	3,037
Lending commitments	48,210	3,546	5,276	4,783	11,628	17,212	18,775	4,090	113,520
Other commitments	–	3	–	41	1	79	122	402	648
Total commitments	48,210	3,549	5,276	4,824	11,629	17,291	18,897	4,492	114,168
Total contingents and commitments	48,650	4,337	5,439	4,977	11,752	17,758	19,177	5,115	117,205
	Up to 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9-12 months £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
At 31 December 2015
Acceptances and endorsements	16	34	–	–	–	1	1	–	52
Other contingent liabilities	331	441	433	116	142	365	107	646	2,581
Total contingent liabilities	347	475	433	116	142	366	108	646	2,633
Lending commitments	46,443	1,989	4,444	3,276	11,575	18,803	19,234	6,731	112,495
Other commitments	–	–	2	31	5	4	83	296	421
Total commitments	46,443	1,989	4,446	3,307	11,580	18,807	19,317	7,027	112,916
Total contingents and commitments	46,790	2,464	4,879	3,423	11,722	19,173	19,425	7,673	115,549

NOTE 53: CONSOLIDATED CASH FLOW STATEMENT

(A) Change in operating assets

	2016 £m	2015 £m	2014 £m
Change in loans and receivables	710	6,081	12,852
Change in derivative financial instruments, trading and other financial assets at fair value through profit or loss	(13,889)	20,689	(11,767)
Change in other operating assets	961	7,930	(1,957)
Change in operating assets	(12,218)	34,700	(872)

(B) Change in operating liabilities
	2016 £m	2015 £m	2014 £m
Change in deposits from banks	(654)	6,107	(3,029)
Change in customer deposits	(3,690)	(4,252)	7,745
Change in debt securities in issue	(6,552)	5,657	(11,089)
Change in derivative financial instruments, trading and other liabilities at fair value through profit or loss	11,265	(16,924)	24,020
Change in investment contract liabilities	(2,665)	(3,922)	(342)
Change in other operating liabilities	(363)	1,349	(5,313)
Change in operating liabilities	(2,659)	(11,985)	11,992
F-98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: CONSOLIDATED CASH FLOW STATEMENT continued

(C) Non-cash and other items

	2016 £m	2015 £m	2014 £m
Depreciation and amortisation	2,380	2,112	1,935
Revaluation of investment properties	83	(416)	(513)
Allowance for loan losses	592	441	737
Write-off of allowance for loan losses, net of recoveries	(1,272)	(3,467)	(5,761)
Impairment of available-for-sale financial assets	173	4	2
Change in insurance contract liabilities	14,084	(2,856)	4,070
Payment protection insurance provision	1,350	4,000	2,200
Other regulatory provisions	1,085	837	925
Other provision movements	(40)	337	222
Net charge (credit) in respect of defined benefit schemes	287	315	(478)
Impact of consolidation and deconsolidation of OEICs[1]	(3,157)	(5,978)	(5,277)
Unwind of discount on impairment allowances	(32)	(56)	(126)
Foreign exchange impact on balance sheet[2]	(155)	507	770
Loss on ECN transactions	721	–	1,336
Interest expense on subordinated liabilities	1,864	1,970	2,374
Loss (profit) on disposal of businesses	–	46	(208)
Net gain on sale of available-for-sale financial assets	(575)	(51)	(131)
Hedging valuation adjustments on subordinated debt	153	(162)	559
Value of employee services	309	279	340
Transactions in own shares	(175)	(816)	(286)
Accretion of discounts and amortisation of premiums and issue costs	465	339	122
Share of post-tax results of associates and joint ventures	1	3	(32)
Transfers to income statement from reserves	(557)	(956)	(1,153)
Profit on disposal of tangible fixed assets	(93)	(51)	(44)
Other non-cash items	(17)	(11)	(8)
Total non-cash items	17,474	(3,630)	1,575
Contributions to defined benefit schemes	(630)	(433)	(538)
Payments in respect of payment protection insurance provision	(2,200)	(3,091)	(2,458)
Payments in respect of other regulatory provisions	(761)	(661)	(1,104)
Other	2	7	29
Total other items	(3,589)	(4,178)	(4,071)
Non-cash and other items	13,885	(7,808)	(2,496)

1	These OEICs (Open-ended investment companies) are mutual funds which are consolidated if the Group manages the funds and also has a sufficient beneficial interest. The population of OEICs to be consolidated varies at each reporting date as external investors acquire and divest holdings in the various funds. The consolidation of these funds is effected by the inclusion of the fund investments and a matching liability to the unitholders; and changes in funds consolidated represent a non-cash movement on the balance sheet.

2	When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.

3	A number of capital transactions entered into by the Group involved the exchange of existing securities for new issues and as a result there was no related cash flow.
F-99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: CONSOLIDATED CASH FLOW STATEMENT continued

(D) Analysis of cash and cash equivalents as shown in the balance sheet

	2016 £m	2015 £m	2014 £m

Cash and balances at central banks	47,452	58,417	50,492
Less: mandatory reserve deposits[1]	(914)	(941)	(980)
	46,538	57,476	49,512
Loans and advances to banks	26,902	25,117	26,155
Less: amounts with a maturity of three months or more	(11,052)	(10,640)	(10,520)
	15,850	14,477	15,635
Total cash and cash equivalents	62,388	71,953	65,147

1  Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

Included within cash and cash equivalents at 31 December 2016 is £14,475 million (2015: £13,545 million; 2014: £12,855 million) held within the Group’s long-term insurance and investments businesses, which is not immediately available for use in the business.

(E) Disposal and closure of group undertakings and businesses

	2016 £m	2015 £m	2014 £m
Trading and other assets at fair value through profit or loss	–	3,420	11
Loans and advances to customers	–	21,333	256
Loans and advances to banks	–	5,539	55
Available-for-sale financial assets	–	654	–
Value of in-force business	–	60	–
Property, plant and equipment	–	150	–
	–	31,156	322

Customer deposits	–	(24,613)	(266)
Debt securities in issue	–	(9)	–
Liabilities arising from insurance contracts and participating investment contracts	–	(3,828)	–
Liabilities arising from non-participating investment contracts	–	(549)	–
Non-controlling interests	–	(825)	–
Other net assets (liabilities)	5	(314)	802
	5	(30,138)	536

Net assets	5	1,018	858

Non-cash consideration received	–	–	(518)
(Loss) profit on sale	–	(46)	208
Cash consideration received on losing control of group undertakings and businesses	5	972	548
Cash and cash equivalents disposed	–	(5,043)	(5)
Net cash inflow (outflow)	5	(4,071)	543

NOTE 54: ACQUISITION OF MBNA LIMITED

On 20 December 2016, the Group signed an agreement with Bank of America Merrill Lynch (BAML) to purchase 100 per cent of the share capital of MBNA Limited, a UK consumer credit card business, for a cash consideration of £1.9 billion. The Group is expected to acquire control of MBNA Limited during 2017, subject to the receipt of competition and regulatory approval.

NOTE 55: EVENTS SINCE THE BALANCE SHEET DATE

On 2 March 2017 the FCA confirmed that the deadline by which consumers will need to make their PPI complaints will be 29 August 2019 and that the final rules and guidance that should apply when firms handle PPI complaints in light of Plevin will come into force in August 2017. The Group has reassessed its provisioning in light of this guidance, leading to an additional charge of £350 million, bringing the total charge for the year ended 31 December 2016 to £1,350 million.

F-100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FUTURE ACCOUNTING DEVELOPMENTS

The following pronouncements are not applicable for the year ending 31 December 2016 and have not been applied in preparing these financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

IFRS 9 FINANCIAL INSTRUMENTS

IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement and is effective for annual periods beginning on or after 1 January 2018.

CLASSIFICATION AND MEASUREMENT

IFRS 9 requires financial assets to be classified into one of three measurement categories, fair value through profit or loss, fair value through other comprehensive income or amortised cost. Financial assets will be measured at amortised cost if they are held within a business model the objective of which is to hold financial assets in order to collect contractual cash flows, and their contractual cash flows represent solely payments of principal and interest. Financial assets will be measured at fair value through other comprehensive income if they are held within a business model the objective of which is achieved by both collecting contractual cash flows and selling financial assets and their contractual cash flows represent solely payments of principal and interest. Financial assets not meeting either of these two business models; and all equity instruments (unless designated at inception to fair value through other comprehensive income); and all derivatives are measured at fair value through profit or loss. An entity may, at initial recognition, designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch.

The Group has undertaken an assessment to determine the potential impact of changes in classification and measurement of financial assets. The adoption of IFRS 9 is unlikely to result in significant changes to existing asset measurement bases, however, the final impact will be dependent on the facts and circumstances that exist on 1 January 2018.

IFRS 9 retains most of the existing requirements for financial liabilities. However, for financial liabilities designated at fair value through profit or loss, gains or losses attributable to changes in own credit risk may be presented in other comprehensive income. It is expected that the Group will elect to early adopt this presentation of gains and losses on financial liabilities from 1 January 2017. These gains and losses are currently recognised in profit or loss and are disclosed in note 30 to the financial statements.

IMPAIRMENT OVERVIEW

The IFRS 9 impairment model will be applicable to all financial assets at amortised cost, debt instruments measured at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantees not measured at fair value through profit or loss.

IFRS 9 replaces the existing ‘incurred loss’ impairment approach with an Expected Credit Loss (‘ECL’) model, resulting in earlier recognition of credit losses compared with IAS 39. Expected credit losses are the unbiased probability weighted average credit losses determined by evaluating a range of possible outcomes and future economic conditions.

The ECL model has three stages. Entities are required to recognise a 12 month expected loss allowance on initial recognition (stage 1) and a lifetime expected loss allowance when there has been a significant increase in credit risk since initial recognition (stage 2). Stage 3 requires objective evidence that an asset is credit-impaired, which is similar to the guidance on incurred losses in IAS 39.

Under IAS 39, provisions are recognised for losses that have been incurred but may not have been separately identified. An assessment is made of the likelihood of assets being impaired at the balance sheet date and being identified subsequently; the length of time taken to identify that an impairment event has occurred is known as the loss emergence period. The Group has a range of emergence periods which are dependent upon the characteristics of the portfolios, but typically range between one month and twelve months based on historical experience. Unsecured portfolios tend to have shorter emergence periods than secured portfolios. Under IFRS 9, all loans in stage 1 will require a loss allowance measured at an amount equal to 12 months ECL and is therefore longer than current emergence periods for certain portfolios.

The requirement to recognise lifetime ECL for loans which have experienced a significant increase in credit risk since origination, but which are not credit impaired, does not exist under IAS 39. The assessment of whether an asset is in stage 1 or 2 considers the relative change in the probability of default occurring over the expected life of the instrument, not the change in the amount of expected credit losses. This will involve setting quantitative tests combined with supplementary indicators such as credit risk classification. Reasonable and supportable forward looking information will also be used in determining the stage allocation. In general, assets more than 30 days past due, but not credit impaired, will be classed as stage 2.

IFRS 9 requires the use of more forward looking information including reasonable and supportable forecasts of future economic conditions. The need to consider a range of economic scenarios and how they could impact the loss allowance is a subjective feature of the IFRS 9 ECL model. The Group is developing the capability to model a number of economic scenarios and capture the impact on credit losses to ensure the overall ECL represents a reasonable distribution of economic outcomes. Appropriate governance and oversight will be established around the process.

IFRS 9 IMPAIRMENT MODELS

For all material portfolios, IFRS 9 ECL calculation will leverage the systems, data and methodology used to calculate regulatory ‘expected losses’. The Group anticipates the definition of default for IFRS 9 purposes will be aligned to the Basel definition of default to ensure consistency across the Group. However, the IFRS 9 ECL models differ from the regulatory models in a number of ways, for example stage 2 assets under IFRS 9 carry a lifetime expected loss amount whereas regulatory models generate 12 month expected losses for non-defaulted loans.

IFRS 9 models will use three key input parameters for the computation of expected loss, being probability of default (‘PD’), loss given default (‘LGD’) and exposure at default (‘EAD’). However, given the conservatism inherent in the regulatory expected losses calculation, some adjustments to these components must be made to ensure compliance with IFRS 9. Some of the key requirements are listed in the following table.

F-101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: FUTURE ACCOUNTING DEVELOPMENTS continued

Component	Regulatory capital	IFRS 9
EAD	– Anticipates additional drawings made by customers who are yet to default – Downturn EAD, appropriate to a severe but plausible economic downturn	– Maximum exposure is the contractual amount except for certain revolving facilities (as defined by the standard) – Forward looking EAD
PD

– 12 month PD

– Through-the-cycle using long run average economic and risk data to reduce sensitivity to changes in the economic cycle

– Default defined as 90 days past due, except 180 days past due definition for certain mortgage portfolios secured by UK residential real estate, plus unlikeliness to pay factors

– Forward-looking 12 month PD or lifetime PD, considering a range of possible outcomes

– Point-in-time, sensitive to changes in the economic cycle

– No explicit definition of default

– Rebuttable presumption that default does not occur later than when a financial asset is 90 days past due

LGD

– Downturn LGD, appropriate to a severe by plausible economic downturn

– Subject to floors, to mitigate the risk of underestimating credit losses due to a lack of historical data

– Discount cash flows to take account of the uncertainties associated with the receipt of recoveries with respect to a defaulted exposure

– Forward looking LGD – No floors prescribed – Discount rate is effective interest rate as defined by IFRS 9

IMPACT OF IFRS 9 ON THE GROUP

The adoption of IFRS 9 may result in an increase in the Group’s balance sheet provisions for credit losses and may therefore negatively impact the Group’s regulatory capital position. The extent of any increase in provisions will depend upon on a number factors including the composition of the Group’s lending portfolios and forecast economic conditions at the date of implementation. Whilst the Group is still refining its methodology and completing the development of the models required to calculate the provision, it is not possible to provide a reliable estimate of the impact of adopting IFRS 9. It is also too early to estimate the ongoing impact of the IFRS 9 impairment model on the financial results although the requirement to transfer assets between stages and to incorporate forward looking data into the expected credit loss calculation, including multiple economic scenarios, could result in impairment charges being more volatile when compared to the current IAS 39 impairment model.

The regulatory capital impact of IFRS 9 could be affected by changes to the regulatory rules. The Basel Committee on Banking Supervision has issued two papers on the impacts of IFRS 9 on regulatory capital, a consultation paper on the ‘Regulatory treatment of accounting provisions – interim approach and transitional arrangements’; and one discussing longer-term changes. It is not clear whether any transitional capital arrangements will be in place for 1 January 2018.

HEDGE ACCOUNTING

The hedge accounting requirements of IFRS 9 are more closely aligned with risk management practices and follow a more principle-based approach than IAS 39. The standard does not address macro hedge accounting, which is being considered in a separate IASB project. There is an option to maintain the existing IAS 39 hedge accounting rules until the IASB completes its project on macro hedging. The Group currently expects to continue applying IAS 39 hedge accounting in accordance with this accounting policy choice.

IFRS 9 IMPLEMENTATION PROGRAMME

The Group has an established IFRS 9 programme to ensure a high quality implementation in compliance with the standard and additional regulatory guidance that has been issued. The programme involves Finance and Risk functions across the Group with Divisional and Group steering committees providing oversight. The key responsibilities of the programme include defining IFRS 9 methodology and accounting policy, development of ECL models, identifying data and system requirements, and establishing an appropriate operating model and governance framework. The programme is progressing in line with current delivery plans.

Credit risk methodologies have been defined and model build and approval is underway for core portfolios. The Retail secured model has been approved by the Model Governance Committee. Models and credit risk processes will be tested during the parallel run period to embed the changes and help improve the understanding of the new impairment models.

Finance systems and reporting requirements are being developed and tested. Existing controls and governance structures have been reviewed and changes identified as a result of IFRS 9. The governance framework includes the review, challenge and sign-off of forward looking information for a range of economic scenarios. Communication and training plans are in place and the impact on resources within Finance and Risk functions is being assessed to ensure the business is ready to implement the new standard.

IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 replaces IAS 18 Revenue and IAS 11 Construction Contracts. Financial instruments, leases and insurance contracts are out of scope however, fee recognition associated with credit cards and packaged products, for example, will need to be reviewed. The standard is not currently expected to have a significant impact on the Group’s profitability. Limited, or no systems or process impacts are expected as a result of adopting IFRS 15. IFRS 15 is effective for annual periods beginning on or after 1 January 2018.

IFRS 16 LEASES

IFRS 16 replaces IAS 17 Leases and requires lessees to recognise a right of use asset and a liability for future payments arising from a lease contract. Lessees will recognise a finance charge on the liability and a depreciation charge on the asset which could affect the timing of the recognition of expenses on leased assets. This change will mainly impact the properties that the Group currently accounts for as operating leases. Finance systems will need to be changed to reflect the new accounting rules and disclosures. Lessor accounting requirements remain aligned to the current approach under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019.

MINOR AMENDMENTS TO OTHER ACCOUNTING STANDARDS

During 2016, the IASB has issued amendments to IAS 7 Statement of Cash Flows (which require additional disclosure about an entity’s financing activities) and IAS 12 Income Taxes (which clarify when a deferred tax asset should be recognised for unrealised losses) together with a number of other minor amendments to IFRSs, which will be effective for annual periods beginning on or after either 1 January 2017 or 1 January 2018. These revised requirements are not expected to have a significant impact on the Group.

F-102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: PARENT COMPANY DISCLOSURES

A COMPANY INCOME STATEMENT

	2016 £ million	2015 £ million	2014 £ million
Net interest income	66	276	255
Other income	3,618	983	283
Total income	3,684	1,259	538
Operating expenses	(221)	(290)	(265)
Profit on ordinary activities before tax	3,463	969	273
Taxation	(328)	(72)	106
Profit for the year	3,135	897	379
Profit attributable to ordinary shareholders	2,723	503	92
Profit attributable to other equity holders	412	394	287
Profit for the year	3,135	897	379

B COMPANY BALANCE SHEET
		2016 £ million	2015[1] £ million
Assets
Non-current assets:
Investment in subsidiaries		44,188	40,785
Loans to subsidiaries		6,912	14,548
Deferred tax assets		38	51
		51,138	55,384
Current assets:
Derivative financial instruments		461	590
Other assets		959	909
Amounts due from subsidiaries		67	67
Cash and cash equivalents		42	24
Current tax recoverable		465	32
		1,994	1,622
Total assets		53,132	57,006
Equity and liabilities
Capital and reserves:
Share capital		7,146	7,146
Share premium account		17,622	17,412
Merger reserve		7,423	7,633
Capital redemption reserve		4,115	4,115
Retained profits		1,584	785
Shareholders’ equity		37,890	37,091
Other equity instruments		5,355	5,355
Total equity		43,245	42,446
Non-current liabilities:
Debt securities in issue		2,455	–
Subordinated liabilities		4,329	3,065
		6,784	3,065
Current liabilities:
Current tax liabilities		–	–
Other liabilities		3,103	11,495
		3,103	11,495
Total liabilities		9,887	14,560
Total equity and liabilities		53,132	57,006

1	During 2016 the Company has reviewed the treatment of certain holdings of preference shares issued by its subsidiary, Lloyds Bank plc. As a result loans to subsidiaries and other liabilities have been increased by £585 million; comparatives have been restated accordingly.
F-103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: PARENT COMPANY DISCLOSURES continued

C COMPANY STATEMENT OF CHANGES IN EQUITY

	Share capital and premium £ million	Merger reserve £ million	Capital redemption reserve £ million	Retained profits[1] £ million	Total shareholders’ equity £ million	Other equity instruments £ million	Total equity £ million
Balance at 1 January 2014	24,424	7,764	4,115	1,414	37,717	–	37,717
Total comprehensive income[1]	–	–	–	379	379	–	379
Distributions on other equity instruments, net of tax	–	–	–	(225)	(225)	–	(225)
Issue of ordinary shares	3	–	–	–	3	–	3
Issue of other equity instruments	–	–	–	(21)	(21)	5,355	5,334
Movement in treasury shares	–	–	–	(182)	(182)	–	(182)
Value of employee services:
Share option schemes, net of tax	–	–	–	122	122	–	122
Other employee award schemes	–	–	–	233	233	–	233
Balance at 31 December 2014	24,427	7,764	4,115	1,720	38,026	5,355	43,381
Total comprehensive income[1]	–	–	–	897	897	–	897
Dividends paid	–	–	–	(1,070)	(1,070)	–	(1,070)
Distributions on other equity instruments, net of tax	–	–	–	(314)	(314)	–	(314)
Redemption of preference shares	131	(131)	–	–	–	–	–
Movement in treasury shares	–	–	–	(753)	(753)	–	(753)
Value of employee services:
Share option schemes	–	–	–	133	133	–	133
Other employee award schemes	–	–	–	172	172	–	172
Balance at 31 December 2015	24,558	7,633	4,115	785	37,091	5,355	42,446
Total comprehensive income[1]	–	–	–	3,135	3,135	–	3,135
Dividends paid	–	–	–	(2,014)	(2,014)	–	(2,014)
Distributions on other equity instruments, net of tax	–	–	–	(330)	(330)	–	(330)
Redemption of preference shares	210	(210)	–	–	–	–	–
Movement in treasury shares	–	–	–	(301)	(301)	–	(301)
Value of employee services:
Share option schemes	–	–	–	141	141	–	141
Other employee award schemes	–	–	–	168	168	–	168
Balance at 31 December 2016	24,768	7,423	4,115	1,584	37,890	5,355	43,245

1	Total comprehensive income comprises only the profit (loss) for the year.
F-104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: PARENT COMPANY DISCLOSURES continued

D COMPANY CASH FLOW STATEMENT

	2016 £ million	2015[1] £ million	2014 £ million
Profit (loss) before tax	3,463	969	273
Fair value and exchange adjustments and other non-cash items	2,482	(594)	1,118
Change in other assets	(50)	(566)	558
Change in other liabilities and other items	(8,392)	458	(4,242)
Dividends received	(3,759)	(1,080)	(720)
Distributions on other equity instruments received	(119)	–	–
Tax (paid) received	(679)	(142)	301
Net cash provided by (used in) operating activities	(7,054)	(955)	(2,712)
Cash flows from investing activities
Return of capital contribution	441	600	198
Dividends received	3,759	1,080	720
Distributions on other equity instruments received	119	–	–
Capital injection to Lloyds Bank plc	(3,522)	–	–
Amounts advanced to subsidiaries	(4,978)	(1,157)	(7,892)
Redemption of loans to subsidiaries	13,166	570	4,420
Net cash used in investing activities	8,985	1,093	(2,554)
Cash flows from financing activities
Dividends paid to ordinary shareholders	(2,014)	(1,070)	–
Distributions on other equity instruments	(412)	(394)	(287)
Issue of other equity instruments	–	–	5,329
Issue of subordinated liabilities	1,061	1,436	629
Interest paid on subordinated liabilities	(229)	(129)	(128)
Repayment of subordinated liabilities	(319)	(152)	(596)
Proceeds from issue of ordinary shares	–	–	3
Net cash provided by financing activities	(1,913)	(309)	4,950
Change in cash and cash equivalents	18	(171)	(316)
Cash and cash equivalents at beginning of year	24	195	511
Cash and cash equivalents at end of year	42	24	195

1	See note 1 on page F-103.

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

F-105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: CONDENSED CONSOLIDATING FINANCIAL INFORMATION

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

Under IAS 27, the Company and Lloyds Bank account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the results of the Company and Lloyds Bank in the information below by £(1,072) million and £(851) million, respectively, for the year ended 31 December 2016; by £(37) million and £(10,248) million, respectively, for the year ended 31 December 2015; and by £1,033 million and £(545) million, respectively, for the year ended 31 December 2014. The net assets of the Company and Lloyds Bank in the information below would also be increased/(decreased) by £4,780 million and £(8,268) million, respectively, at 31 December 2016; and by £4,143 million and £(7,366) million, respectively, at 31 December 2015.

INCOME STATEMENTS

For the year ended 31 December 2016	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	66	4,883	4,661	(336)	9,274
Other income	3,618	5,489	30,349	(9,119)	30,337
Total income	3,684	10,372	35,010	(9,455)	39,611
Insurance claims	–	–	(22,344)	–	(22,344)
Total income, net of insurance claims	3,684	10,372	12,666	(9,455)	17,267
Operating expenses	(221)	(7,722)	(6,380)	1,696	(12,627)
Trading surplus	3,463	2,650	6,286	(7,759)	4,640
Impairment	–	(620)	(239)	107	(752)
Profit before tax	3,463	2,030	6,047	(7,652)	3,888
Taxation	(328)	(77)	(1,815)	496	(1,724)
Profit for the year	3,135	1,953	4,232	(7,156)	2,164

For the year ended 31 December 2015	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	276	4,170	7,129	(257)	11,318
Other income	983	16,057	10,035	(15,243)	11,832
Total income	1,259	20,227	17,164	(15,500)	23,150
Insurance claims	–	–	(5,729)	–	(5,729)
Total income, net of insurance claims	1,259	20,227	11,435	(15,500)	17,421
Operating expenses	(290)	(8,994)	(6,948)	845	(15,387)
Trading surplus	969	11,233	4,487	(14,655)	2,034
Impairment	–	(265)	(222)	97	(390)
Profit before tax	969	10,968	4,265	(14,558)	1,644
Taxation	(72)	(57)	(803)	244	(688)
Profit for the year	897	10,911	3,462	(14,314)	956

F-106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2014	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	255	3,800	7,158	(553)	10,660
Other income	283	7,180	20,039	(8,270)	19,232
Total income	538	10,980	27,197	(8,823)	29,892
Insurance claims	–	–	(13,493)	–	(13,493)
Total income, net of insurance claims	538	10,980	13,704	(8,823)	16,399
Operating expenses	(265)	(7,927)	(6,602)	909	(13,885)
Trading surplus	273	3,053	7,102	(7,914)	2,514
Impairment	–	(585)	(777)	610	(752)
Profit before tax	273	2,468	6,325	(7,304)	1,762
Taxation	106	(143)	(716)	490	(263)
Profit for the year	379	2,325	5,609	(6,814)	1,499

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended 31 December 2016	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Profit (loss) for the year	3,135	1,953	4,232	(7,156)	2,164
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	(682)	(666)	–	(1,348)
Taxation	–	184	136	–	320
	–	(498)	(530)	–	(1,028)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfer from held-to-maturity portfolio	–	1,544	–	–	1,544
Change in fair value	–	268	84	4	356
Income statement transfers in respect of disposals	–	(507)	(68)	–	(575)
Income statement transfers in respect of impairment	–	172	1	–	173
Taxation	–	(269)	(32)	–	(301)
	–	1,208	(15)	4	1,197
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	1,290	125	1,017	2,432
Net income statement transfers	–	(241)	(233)	(83)	(557)
Taxation	–	(258)	29	(237)	(466)
		791	(79)	697	1,409
Currency translation differences (tax: nil)	–	19	44	(67)	(4)
Other comprehensive income for the year, net of tax	–	1,520	(580)	634	1,574
Total comprehensive income for the year	3,135	3,473	3,652	(6,522)	3,738
Total comprehensive income attributable to ordinary shareholders	2,723	3,354	3,450	(6,302)	3,225
Total comprehensive income attributable to other equity holders	412	119	101	(220)	412
Total comprehensive income attributable to equity holders	3,135	3,473	3,551	(6,522)	3,637
Total comprehensive income attributable to non-controlling interests	–	–	101	–	101
Total comprehensive income for the year	3,135	3,473	3,652	(6,522)	3,738
F-107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2015	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Profit (loss) for the year	897	10,911	3,462	(14,314)	956
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	31	(305)	–	(274)
Taxation	–	(1)	60	–	59
	–	30	(245)	–	(215)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of
available-for-sale financial assets:
Change in fair value	–	(300)	(27)	9	(318)
Income statement transfers in respect of disposals	–	(14)	(37)	–	(51)
Income statement transfers in respect of impairment	–	1	38	(35)	4
Taxation	–	(17)	2	9	(6)
	–	(330)	(24)	(17)	(371)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	294	183	60	537
Net income statement transfers	–	(421)	(557)	22	(956)
Taxation	–	(76)	59	24	7
	–	(203)	(315)	106	(412)
Currency translation differences (tax: nil)	–	(13)	52	(81)	(42)
Other comprehensive income for the year, net of tax	–	(516)	(532)	8	(1,040)
Total comprehensive income for the year	897	10,395	2,930	(14,306)	(84)
Total comprehensive income attributable to ordinary shareholders	503	10,395	2,834	(14,306)	(574)
Total comprehensive income attributable to other equity holders	394	–	–	–	394
Total comprehensive income attributable to equity holders	897	10,395	2,834	(14,306)	(180)
Total comprehensive income attributable to non-controlling interests	–	–	96	–	96
Total comprehensive income for the year	897	10,395	2,930	(14,306)	(84)
F-108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2014	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Profit (loss) for the year	379	2,325	5,609	(6,814)	1,499
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post–retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	309	365	–	674
Taxation	–	(62)	(73)	–	(135)
	–	247	292	–	539
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	–	364	256	70	690
Income statement transfers in respect of disposals	–	11	(129)	(13)	(131)
Income statement transfers in respect of impairment	–	1	7	(6)	2
Taxation	–	(14)	(1)	2	(13)
	–	362	133	53	548
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	1,799	(56)	2,153	3,896
Net income statement transfers	–	(227)	(474)	(452)	(1,153)
Taxation	–	(315)	106	(340)	(549)
	–	1,257	(424)	1,361	2,194
Currency translation differences (tax: nil)	–	3	(13)	7	(3)
Other comprehensive income for the year, net of tax	–	1,869	(12)	1,421	3,278
Total comprehensive income for the year	379	4,194	5,597	(5,393)	4,777
Total comprehensive income attributable to ordinary shareholders	92	4,194	5,510	(5,393)	4,403
Total comprehensive income attributable to other equity holders	287	–	–	–	287
Total comprehensive income attributable to equity holders	379	4,194	5,510	(5,393)	4,690
Total comprehensive income attributable to non-controlling interests	–	–	87	–	87
Total comprehensive income for the year	379	4,194	5,597	(5,393)	4,777
F-109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

BALANCE SHEETS

At 31 December 2016	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Assets
Cash and balances at central banks	–	44,595	2,857	–	47,452
Items in course of collection from banks	–	512	194	–	706
Trading and other financial assets at fair value through profit or loss	–	48,309	112,154	(9,289)	151,174
Derivative financial instruments	461	36,714	18,737	(19,774)	36,138
Loans and receivables:
Loans and advances to banks	–	4,379	22,498	25	26,902
Loans and advances to customers	–	161,161	290,036	6,761	457,958
Debt securities	–	2,818	528	51	3,397
Due from fellow Lloyds Banking Group undertakings	7,021	152,260	104,314	(263,595)	–
Available-for-sale financial assets	–	55,122	3,274	(1,872)	56,524
Goodwill	–	–	2,343	(327)	2,016
Value of in-force business	–	–	4,761	281	5,042
Other intangible assets	–	893	314	474	1,681
Property, plant and equipment	–	3,644	9,263	65	12,972
Current tax recoverable	465	420	26	(883)	28
Deferred tax assets	38	2,286	1,503	(1,121)	2,706
Retirement benefit assets	–	254	86	2	342
Investment in subsidiary undertakings, including assets held for sale	44,188	38,757	–	(82,945)	–
Other assets	959	1,168	11,613	(985)	12,755
Total assets	53,132	553,292	584,501	(373,132)	817,793
Equity and liabilities
Liabilities
Deposits from banks	–	9,450	6,936	(2)	16,384
Customer deposits	–	213,135	202,433	(108)	415,460
Due to fellow Lloyds Banking Group undertakings	2,690	86,803	149,152	(238,645)	–
Items in course of transmission to banks	–	292	256	–	548
Trading and other financial liabilities
at fair value through profit or loss	–	55,776	945	(2,217)	54,504
Derivative financial instruments	–	38,591	16,107	(19,774)	34,924
Notes in circulation	–	–	1,402	–	1,402
Debt securities in issue	2,455	74,366	22,336	(22,843)	76,314
Liabilities arising from insurance contracts and participating
investment contracts	–	–	94,409	(19)	94,390
Liabilities arising from non-participating investment contracts	–	–	20,112	–	20,112
Other liabilities	413	3,295	27,668	(2,183)	29,193
Retirement benefit obligations	–	399	420	3	822
Current tax liabilities	–	3	1,390	(1,167)	226
Deferred tax liabilities	–	–	–	–	–
Other provisions	–	2,833	2,355	30	5,218
Subordinated liabilities	4,329	10,575	10,648	(5,721)	19,831
Total liabilities	9,887	495,518	556,569	(292,646)	769,328
Equity
Shareholders’ equity	37,890	54,557	25,687	(75,464)	42,670
Other equity instruments	5,355	3,217	305	(3,522)	5,355
Total equity excluding non-controlling interests	43,245	57,774	25,992	(78,986)	48,025
Non-controlling interests	–	–	1,940	(1,500)	440
Total equity	43,245	57,774	27,932	(80,486)	48,465
Total equity and liabilities	53,132	553,292	584,501	(373,132)	817,793
F-110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

At 31 December 2015	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Assets
Cash and balances at central banks	–	55,919	2,498	–	58,417
Items in course of collection from banks	–	518	179	–	697
Trading and other financial assets at fair value through profit or loss	–	52,064	103,789	(15,317)	140,536
Derivative financial instruments	590	30,992	17,363	(19,478)	29,467
Loans and receivables:
Loans and advances to banks	–	2,625	22,467	25	25,117
Loans and advances to customers	–	158,117	291,529	5,529	455,175
Debt securities	–	2,865	1,247	79	4,191
Due from fellow Lloyds Banking Group undertakings	14,639	132,784	88,957	(236,380)	–
Available-for-sale financial assets	–	32,476	4,835	(4,279)	33,032
Held-to-maturity investments	–	19,808	–	–	19,808
Goodwill	–	–	2,343	(327)	2,016
Value of in-force business	–	–	4,280	316	4,596
Other intangible assets	–	720	303	815	1,838
Property, plant and equipment	–	3,522	9,389	68	12,979
Current tax recoverable	32	250	21	(259)	44
Deferred tax assets	51	3,490	2,777	(2,308)	4,010
Retirement benefit assets	–	402	675	(176)	901
Investment in subsidiary undertakings	40,785	39,241	–	(80,026)	–
Other assets	909	916	13,028	(989)	13,864
Total assets	57,006	536,709	565,680	(352,707)	806,688
Equity and liabilities
Liabilities
Deposits from banks	–	13,614	3,313	(2)	16,925
Customer deposits	–	205,717	212,798	(189)	418,326
Due to fellow Lloyds Banking Group undertakings	11,101	70,656	122,031	(203,788)	–
Items in course of transmission to banks	–	326	391	–	717
Trading and other financial liabilities
at fair value through profit or loss	–	56,332	5,043	(9,512)	51,863
Derivative financial instruments	–	31,040	14,739	(19,478)	26,301
Notes in circulation	–	–	1,112	–	1,112
Debt securities in issue	–	78,430	27,504	(23,878)	82,056
Liabilities arising from insurance contracts and participating
investment contracts	–	–	80,316	(22)	80,294
Liabilities arising from non-participating investment contracts	–	–	22,777	–	22,777
Other liabilities	394	2,988	28,340	(2,061)	29,661
Retirement benefit obligations	–	148	255	(38)	365
Current tax liabilities	–	–	807	(528)	279
Deferred tax liabilities	–	–	1,053	(1,020)	33
Other provisions	–	3,421	2,236	30	5,687
Subordinated liabilities	3,065	19,709	14,106	(13,568)	23,312
Total liabilities	14,560	482,381	536,821	(274,054)	759,708
Equity
Shareholders’ equity	37,091	54,328	26,968	(77,153)	41,234
Other equity instruments	5,355	–	–	–	5,355
Total equity excluding non-controlling interests	42,446	54,328	26,968	(77,153)	46,589
Non-controlling interests	–	–	1,891	(1,500)	391
Total equity	42,446	54,328	28,859	(78,653)	46,980
Total equity and liabilities	57,006	536,709	565,680	(352,707)	806,688
F-111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

CASH FLOW STATEMENTS

For the year ended 31 December 2016	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash provided by (used in) operating activities	(7,054)	577	11,131	(2,580)	2,074
Cash flows from investing activities
Dividends received from subsidiary undertakings	3,759	3,984	–	(7,743)	–
Distributions on other equity instruments received	119	–	–	(119)	–
Return of capital contributions	441	–	–	(441)	–
Available-for-sale financial assets and held-to-maturity investments:
Purchases	–	(4,664)	(322)	56	(4,930)
Proceeds from sale and maturity	–	6,429	2,350	(2,444)	6,335
Purchase of fixed assets	–	(1,122)	(2,638)	–	(3,760)
Proceeds from sale of fixed assets	–	19	1,665	–	1,684
Purchase of other equity instruments issued by subsidiaries	–	–	–	–	–
Capital lending to Lloyds Bank	–	–	–	–	–
Capital repayments by Lloyds Bank	–	–	–	–	–
Additional capital lending to subsidiaries	(4,978)	–	–	4,978	–
Capital repayments by subsidiaries	13,166	–	–	(13,166)	–
Additional capital injections to subsidiaries	(3,522)	(309)	–	3,831	–
Acquisition of businesses, net of cash acquired	–	–	(20)	–	(20)
Disposal of businesses, net of cash disposed	–	231	5	(231)	5
Net cash flows from investing activities	8,985	4,568	1,040	(15,279)	(686)

Cash flows from financing activities
Dividends paid to ordinary shareholders	(2,014)	(3,040)	(4,602)	7,642	(2,014)
Distributions on other equity instruments	(412)	(119)	(101)	220	(412)
Dividends paid to non-controlling interests	–	–	(29)	–	(29)
Interest paid on subordinated liabilities	(229)	(1,516)	(893)	951	(1,687)
Proceeds from issue of subordinated liabilities	1,061	2,753	–	(2,753)	1,061
Repayment of subordinated liabilities	(319)	(13,200)	(4,952)	10,586	(7,885)
Proceeds from issue of other equity instruments	–	3,217	305	(3,522)	–
Capital contribution received	–	–	309	(309)	–
Return of capital contributions	–	(441)	–	441	–
Capital borrowing from the Company	–	–	–	–	–
Capital repayments to the Company	–	(3,387)	(1,198)	4,585	–
Change in stake of non-controlling interests	–	–	(8)	–	(8)
Net cash used in financing activities	(1,913)	(15,733)	(11,169)	17,841	(10,974)

Effects of exchange rate changes on cash and cash equivalents	–	2	19	–	21
Change in cash and cash equivalents	18	(10,586)	1,021	(18)	(9,565)
Cash and cash equivalents at beginning of year	24	55,852	16,101	(24)	71,953
Cash and cash equivalents at end of year	42	45,266	17,122	(42)	62,388
F-112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2015	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash provided by (used in) operating activities	(955)	7,539	7,472	2,316	16,372

Cash flows from investing activities
Dividends received from subsidiary undertakings	1,080	12,820	–	(13,900)	–
Return of capital contributions	600	–	–	(600)	–
Available-for-sale financial assets and held-to-maturity investments:
Purchases	–	(7,903)	(13,593)	2,142	(19,354)
Proceeds from sale and maturity	–	7,055	14,945	–	22,000
Purchase of fixed assets	–	(1,279)	(2,138)	–	(3,417)
Proceeds from sale of fixed assets	–	61	1,476	–	1,537
Additional capital injections to subsidiaries	–	(64)	–	64	–
Purchase of other equity instruments issued by subsidiaries	–	(1,500)	–	1,500	–
Capital lending to Lloyds Bank	(1,157)	–	–	1,157	–
Capital repayments by Lloyds Bank	570	–	–	(570)	–
Acquisition of businesses, net of cash acquired	–	–	(5)	–	(5)
Disposal of businesses, net of cash disposed	–	850	122	(5,043)	(4,071)
Net cash flows from investing activities	1,093	10,040	807	(15,250)	(3,310)

Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,070)	(1,080)	(12,820)	13,900	(1,070)
Distributions on other equity instruments	(394)	–	–	–	(394)
Dividends paid to non-controlling interests	–	–	(52)	–	(52)
Interest paid on subordinated liabilities	(129)	(1,755)	(956)	1,000	(1,840)
Proceeds from issue of subordinated liabilities	1,436	–	–	(1,098)	338
Repayment of subordinated liabilities	(152)	(1,266)	(2,151)	370	(3,199)
Capital contributions received	–	–	165	(165)	–
Return of capital contributions	–	(600)	–	600	–
Capital borrowing from the Company	–	1,157	–	(1,157)	–
Capital repayments to the Company	–	(1,155)	–	1,155	–
Changes in non-controlling interests	–	–	1,459	(1,500)	(41)
Net cash used in financing activities	(309)	(4,699)	(14,355)	13,105	(6,258)

Effects of exchange rate changes on cash and cash equivalents	–	–	2	–	2
Change in cash and cash equivalents	(171)	12,880	(6,074)	171	6,806
Cash and cash equivalents at beginning of year	195	42,972	22,175	(195)	65,147
Cash and cash equivalents at end of year	24	55,852	16,101	(24)	71,953
F-113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 58: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

				Consolidation
	Company	Lloyds Bank	Subsidiaries	adjustments	Group
For the year ended 31 December 2014	£m	£m	£m	£m	£m
Net cash (used in) provided by operating activities	(2,712)	1,978	11,927	(840)	10,353
Cash flows from investing activities
Dividends received from subsidiary undertakings	720	2,873	–	(3,593)	–
Return of capital contributions	198	–	–	(198)	–
Available-for-sale financial assets:
Purchases	–	(6,052)	(5,657)	176	(11,533)
Proceeds from sale and maturity	–	1,626	7,776	(4,734)	4,668
Purchase of fixed assets	–	(1,182)	(2,260)	–	(3,442)
Proceeds from sale of fixed assets	–	100	1,943	–	2,043
Additional capital lending to subsidiaries	(7,892)	(750)	–	8,642	–
Capital repayments by subsidiaries	4,420	1,930	–	(6,350)	–
Acquisition of businesses, net of cash acquired	–	–	(1)	–	(1)
Disposal of businesses, net of cash disposed	–	728	905	(1,090)	543
Net cash flows from investing activities	(2,554)	(727)	2,706	(7,147)	(7,722)

Cash flows from financing activities
Distributions on other equity instruments	(287)	–	–	–	(287)
Dividends paid to equity shareholders	–	–	(3,593)	3,593	–
Dividends paid to non-controlling interests	–	–	(27)	–	(27)
Interest paid on subordinated liabilities	(128)	(1,832)	(1,624)	1,379	(2,205)
Proceeds from issue of subsordinated liabilities	629	–	–	–	629
Proceeds from issue of ordinary shares	3	–	–	–	3
Proceeds from issue of other equity instruments	5,329	–	(5,329)	–	–
Repayment of subordinated liabilities	(596)	(1,380)	(6,472)	5,425	(3,023)
Capital contributions received	–	–	8,642	(8,642)	–
Sale of non-controlling interest in TSB	–	634	–	–	634
Other changes in non-controlling interests	–	–	1	–	1
Return of capital contribution	–	(198)	–	198	–
Capital repayments to parent company	–	–	(6,350)	6,350	–
Net cash used in financing activities	4,950	(2,776)	(14,752)	8,303	(4,275)

Effects of exchange rate changes on cash and cash equivalents	–	6	(12)	–	(6)
Change in cash and cash equivalents	(316)	(1,519)	(131)	316	(1,650)
Cash and cash equivalents at beginning of year	511	44,491	22,306	(511)	66,797
Cash and cash equivalents at end of year	195	42,972	22,175	(195)	65,147
F-114

GLOSSARY

Term used	US equivalent or brief description.
Accounts	Financial statements.
Allotted	Issued.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
ATM	Automatic Teller Machine.
ATM interchange	System allowing customers of different ATM operators to use any ATM that is part of the system.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Demutualisation	Process by which a mutual institution is converted into a public limited company.
Depreciation	Amortisation.
Endowment mortgage	An interest-only mortgage to be repaid by the proceeds of an endowment insurance policy which is assigned to the lender providing the mortgage. The sum insured, which is payable on maturity or upon the death of the policyholder, is used to repay the mortgage.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
ISA	Individual Savings Account.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Life assurance	Life insurance.
Loan capital	Long-term debt.
Members	Shareholders.
Memorandum and articles of association	Articles and bylaws.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed, used to fund benefits at the national level including state pensions, medical benefits through the National Health Service (NHS), unemployment and maternity. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.
Nominal value	Par value.
Open Ended Investment Company (OEIC)	Mutual fund.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
217

GLOSSARY

Term used	US equivalent or brief description.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.
Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income (normally as a consequence of being self-employed) or who are otherwise regarded as a sub-prime credit risk. New mortgage lending of this type has not been offered by the Group since early 2009.
Tangible fixed assets	Property and equipment.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.
218

FORM 20-F CROSS REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	Not applicable.
	B.	Advisers	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected financial data	“Selected consolidated financial data”	3
			“Exchange rates”	4
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	197–214
Item 4.	Information on the Company
	A.	History and development of the company	“Business overview”	2
			“Business – History and development of Lloyds Banking Group”	4
			“Business – Legal actions and regulatory matters”	6–9
			“Operating and financial review and prospects – Line of business information”	24–27
	B.	Business overview	“Business overview”	2
			“Business – Legal actions and regulatory matters”	6–9
			“Operating and financial review and prospects – Line of business information”	24–27
			“Regulation”	178–181
	C.	Organisational structure	“Lloyds Banking Group structure”	216
	D.	Property, plant and equipment	“Business – Properties”	6
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Operating and financial review and prospects”	10–116
			“Operating and financial review and prospects – Credit risk”	53–85
			“Regulation”	178–181
			“Operating and financial review and prospects – Market Risk”	87–92
	B.	Liquidity and capital resources	“Operating and financial review and prospects – Risk elements in the loan portfolio – Cross border outstandings”	85
			“Operating and financial review and prospects – Funding and Liquidity Risk”	95–100
			“Operating and financial review and prospects – Capital risk”	101–109
			“Operating and financial review and prospects – Investment portfolio, maturities, deposits, short-term borrowings”	113–116
			“Dividends”	185
			“Notes to the consolidated financial statements – note 48”	F-70
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects – Overview and trend information”	11–12
	E.	Off-balance sheet arrangements	“Operating and financial review and prospects – Funding and liquidity risk – Off balance sheet arrangements” – also refer to financial notes	100
	F.	Tabular disclosure of contractual obligations	“Operating and financial review and prospects – Funding and liquidity risk – Contractual cash obligations”	100
	G.	Safe harbor	“Forward looking statements”	215
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and employees – Directors and senior management”	117–120
	B.	Compensation	“Compensation” – also refer to financial notes	120–151
	C.	Board practices	“Management and employees”	117–120
			“Articles of association of Lloyds Banking Group plc”	190
			“Management and employees – Employees”	120
			“Compensation – Service agreements”	131
			“Corporate governance – Leadership”	153
			“Corporate governance – the Board in 2016”	154–161
			“Corporate governance – Audit Committee Report”	167–170
			“Compensation – Annual report on remuneration – Remuneration Committee”	150–151
	D.	Employees	“Management and employees – Employees”	120
	E.	Share ownership	“Compensation – Outstanding share awards”	145–149
			“Notes to the consolidated financial statements – note 2”	F-15
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions – Major shareholders”	177
219

FORM 20-F CROSS REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page
	B.	Related party transactions	“Major shareholders and related party transactions – Related party transactions”	177
			“Notes to the consolidated financial statements – note 47”	F-67–F-68
	C.	Interests of experts and counsel	Not applicable.
Item 8.	Financial Information
	A.	Consolidated statements and other financial information	“Consolidated financial statements”	F-1
			“Business – Legal actions and regulatory matters”	6–9
			“Operating and financial review and prospects”	10–116
			“Dividends”	185
	B.	Significant changes
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing information”	182
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing information”	182
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Articles of association of Lloyds Banking Group plc”	186–192
	C.	Material contracts	“Business – Material contracts”	5
	D.	Exchange controls	“Exchange controls”	192
	E.	Taxation	“Taxation”	193–195
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where you can find more information”	196
	I.	Subsidiary information	“Lloyds Banking Group structure”	216
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		“Operating and financial review and prospects – Credit risk”	53–85
			“Operating and financial review and prospects – Market risk”	87–92
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	“Listing information – ADR fees”	184
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and		Not applicable.
Use of Proceeds
Item 15.	Controls and Procedures		“Corporate governance”	175-176
Item 16.	[Reserved by the Securities and Exchange Commission]
	A.	Audit committee financial expert	“Management and Employees – Directors and Senior Management”	117–120
			“Corporate governance – Audit Committee report”	167
	B.	Code of ethics	“Management and employees – Employees”	120
	C.	Principal accountant fees and services	“Corporate governance – Risk Management and internal control
			systems – Auditor independence and remuneration”	170
			“Notes to the consolidated financial statements – note 11 – Operating expenses”	F-26–F-28
	D.	Exemptions from the listing standards for audit	Not applicable.
committees
	E.	Purchases of equity securities by the issuer and affiliated	Not applicable.
purchasers
	F.	Change in registrant’s certifying accountant	Not applicable.
	G.	Corporate governance	“Corporate governance – Statement on US corporate governance standards”	152
	H.	Mine safety disclosure	Not applicable
Part III
Item 17.	Financial statements		See response to item 18.
Item 18.	Financial statements		“Consolidated financial statements”	F-1
Item 19.	Exhibits		See “Exhibit index”	221
220

EXHIBIT INDEX

1.	Articles of association of Lloyds Banking Group plc
2.	Neither Lloyds Banking Group plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Banking Group plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.
4.	(a)	(i)	Registration Rights Agreement dated 12 January 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury (as amended with effect from 11 June 2009)▲
		(ii)	Resale Rights Agreement effective 11 June 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury▲
		(iii)	Deed of Withdrawal dated 3 November 2009 between Lloyds Banking Group plc and The Lords Commissioners of Her Majesty’s Treasury²▲
4.	(b)	(i)	Service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório[o]
		(ii)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and Anthony Watson†
		(iii)	Letter of appointment dated 17 November 2010 between Lloyds Banking Group plc and Anita Frew[o]
		(iv)	Letter of appointment dated 31 January 2012 between Lloyds Banking Group plc and Sara Weller▪
		(v)	Service agreement dated 1 March 2012 between Lloyds Bank plc and George Culmer[r]
		(vi)	Letter of appointment dated 25 February 2013 between Lloyds Banking Group plc and Nick Luff[r]
		(vii)	Letter of appointment dated 28 October 2013 between Lloyds Banking Group plc and Dyfrig John•
		(viii)	Service agreement dated 30 November 2010 between Lloyds Bank plc and Juan Colombás•
		(ix)	Letter of appointment dated 31 March 2014 between Lloyds Banking Group plc and Lord Blackwell☐
		(x)	Letter of appointment dated 1 April 2014 between Lloyds Banking Group plc and Nick Prettejohn☐
		(xi)	Letter of appointment dated 1 May 2014 between Lloyds Banking Group plc and Simon Henry☐
		(xii)	Letter of appointment dated 26 June 2014 between Lloyds Banking Group plc and Alan Dickinson☐
		(xiii)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Deborah McWhinney+
		(xiv)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Stuart Sinclair+
8.1	List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business
12.1	Certification of António Horta-Osório filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
12.2	Certification of George Culmer filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
13.1	Certification of António Horta-Osório and George Culmer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1	Consent of PricewaterhouseCoopers LLP

†	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 7 May 2009
▲	Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 13 May 2010
[o]	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 13 May 2011
▪	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 16 March 2012
[r]	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 25 March 2013
•	Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 5 March 2014
☐	Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 12 March 2015
+	Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 8 March 2016
²	Pursuant to a request for confidential treatment filed with the SEC, the confidential portions of this exhibit have been omitted and filed separately with the SEC.

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

221

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANKING GROUP plc
By:	/s/ G Culmer

Name:	George Culmer
Title:	Chief Financial Officer

Dated:	10 March 2017
222