Form 20-F
period 2017-12-31
Lloyds Banking Group plc
filed 2018-03-09
CIK 1160106

As filed with the Securities and Exchange Commission on 9 March 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2017
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
25 Gresham Street
London EC2V 7HN
United Kingdom
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares of nominal value 10 pence each, represented by American Depositary Shares	The New York Stock Exchange
$1,500,000,000 4.344% Subordinated Securities due in 2048	The New York Stock Exchange
$824,033,000 5.3% Subordinated Securities due 2045	The New York Stock Exchange
$1,750,000,000 3.574% Senior Notes due in 2028 (callable in 2027)	The New York Stock Exchange
$1,250,000,000 3.75% Senior Notes due 2027	The New York Stock Exchange
$1,500,000,000 4.65% Subordinated Securities due 2026	The New York Stock Exchange
$1,327,685,000 4.582% Subordinated Securities due 2025	The New York Stock Exchange
$1,250,000,000 3.5% Senior Notes due 2025	The New York Stock Exchange
$1,000,000,000 4.5% Subordinated Securities due 2024	The New York Stock Exchange
$2,250,000,000 2.907% Senior Notes due 2023 (callable in 2022)	The New York Stock Exchange
$1,500,000,000 3.0% Senior Notes due 2022	The New York Stock Exchange
$1,000,000,000 3.1% Senior Notes due 2021	The New York Stock Exchange
$2,500,000,000 6.375% Senior Notes due 2021	The New York Stock Exchange
$1,000,000,000 2.7% Senior Notes due 2020	The New York Stock Exchange
$1,000,000,000 2.4% Senior Notes due 2020	The New York Stock Exchange
$1,000,000,000 2.35% Senior Notes due 2019	The New York Stock Exchange
$750,000,000 2.05% Senior Notes due 2019	The New York Stock Exchange
$450,000,000 Floating Rate Notes due 2019	The New York Stock Exchange
$1,000,000,000 2.3% Senior Notes due 2018	The New York Stock Exchange
$700,000,000 2% Senior Notes due 2018	The New York Stock Exchange
$300,000,000 Floating Rate Notes due 2018	The New York Stock Exchange
$1,250,000,000 1.75% Senior Notes due 2018	The New York Stock Exchange
$400,000,000 Floating Rate Notes due 2018	The New York Stock Exchange
$1,000,000,000 1.75% Senior Notes due 2018	The New York Stock Exchange
$500,000,000 Floating Rate Notes due 2018	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
7.50% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities

The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2017 was:

Ordinary shares, nominal value 10 pence each	71,972,949,589
Preference shares, nominal value 25 pence each	412,204,151
Preference shares, nominal value 25 cents each	809,160
Preference shares, nominal value 25 euro cents each	Nil

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
Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒    Accelerated filer ☐    Non-Accelerated filer ☐     Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
Yes ☐    No ☐

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
Yes ☐    No ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Lloyds Banking Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ‘sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or ‘€’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds Banking Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2017, which was $1.3529 = £1.00. The Noon Buying Rate on 31 December 2017 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

BUSINESS OVERVIEW

Lloyds Banking Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2017, total Lloyds Banking Group assets were £812,109 million and Lloyds Banking Group had 67,905 employees (on a full-time equivalent basis). Lloyds Banking Group plc’s market capitalisation at that date was £48,985 million. The Group reported a profit before tax for the 12 months to 31 December 2017 of £5,625 million, and its capital ratios at that date were 21.2 per cent for total capital, 17.2 per cent for tier 1 capital and 14.1 per cent for common equity tier 1 capital.

Set out below is the Group’s summarised income statement for each of the last three years:

	2017 £m	2016 £m	2015 £m
Net interest income	10,912	9,274	11,318
Other income	23,325	30,337	11,832
Total income	34,237	39,611	23,150
Insurance claims	(15,578)	(22,344)	(5,729)
Total income, net of insurance claims	18,659	17,267	17,421
Operating expenses	(12,346)	(12,627)	(15,387)
Trading surplus	6,313	4,640	2,034
Impairment	(688)	(752)	(390)
Profit before tax	5,625	3,888	1,644

Lloyds Banking Group’s main business activities are retail and commercial banking and long-term savings, protection and investment and it operates primarily in the UK. Services are offered through a number of well recognised brands including Lloyds Bank, Halifax, Bank of Scotland and Scottish Widows, and through a range of distribution channels including the largest branch network and digital bank in the UK.

At 31 December 2017, the Group’s three primary operating divisions, which are also reporting segments, were: Retail; Commercial Banking; and Insurance and Wealth. Retail provides banking, mortgages, personal loans, motor finance, credit cards and other financial services to personal and small business customers. Commercial Banking provides banking and related services to business clients, from SMEs to large corporates. Insurance and Wealth provides long-term savings, protection and investment products as well as general insurance products.

Profit before tax is analysed on pages 13 to 22 on a statutory basis and, in order to provide a more comparable representation of business performance of the Group’s segments, on pages 24 to 32 on an underlying basis. The key principles adopted in the preparation of this basis of reporting are described on page 24. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on an underlying basis. IFRS 8, Operating Segments requires that the Group presents its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 4 to the financial statements in compliance with IFRS 8. The table below shows the results of Lloyds Banking Group’s segments in the last three fiscal years, and their aggregation. Further information on non-GAAP measures and the reconciliations required by the Securities and Exchange Commission’s Regulation G are set out on pages F-18 to F-21.

	2017	2016[1]	2015[1]
	£m	£m	£m
Retail	4,403	4,058	4,255
Commercial Banking	2,489	2,379	2,383
Insurance and Wealth	939	973	1,090
Other	662	457	384
Profit before tax – underlying basis	8,493	7,867	8,112

1	Segmental analysis restated, as explained on page 24.

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

	2017	2016	2015	2014	2013
Income statement data for the year ended 31 December (£m)
Total income, net of insurance claims	18,659	17,267	17,421	16,399	18,478
Operating expenses	(12,346)	(12,627)	(15,387)	(13,885)	(15,322)
Trading surplus	6,313	4,640	2,034	2,514	3,156
Impairment losses	(688)	(752)	(390)	(752)	(2,741)
Profit before tax	5,625	3,888	1,644	1,762	415
Profit (loss) for the year	3,897	2,164	956	1,499	(802)
Profit (loss) for the year attributable to ordinary shareholders	3,392	1,651	466	1,125	(838)
Dividends for the year[1,2]	2,195	2,175	1,962	535	–
Balance sheet data at 31 December (£m)
Share capital	7,197	7,146	7,146	7,146	7,145
Shareholders’ equity	43,551	42,670	41,234	43,335	38,989
Other equity instruments	5,355	5,355	5,355	5,355	–
Customer deposits	418,124	415,460	418,326	447,067	439,467
Subordinated liabilities	17,922	19,831	23,312	26,042	32,312
Loans and advances to customers	472,498	457,958	455,175	482,704	492,952
Total assets	812,109	817,793	806,688	854,896	842,380
Share information
Basic earnings (loss) per ordinary share	4.9p	2.4p	0.8p	1.7p	(1.2)	p
Diluted earnings (loss) per ordinary share	4.8p	2.4p	0.8p	1.6p	(1.2)	p
Net asset value per ordinary share	60.5p	59.8p	57.9p	60.7p	54.6	p
Dividends per ordinary share[1,3]	3.05p	3.05p	2.75p	0.75p	–
Equivalent cents per share[1,3,4]	4.21c	3.95c	4.03c	1.16c	–
Market price per ordinary share (year end)	68.1p	62.5p	73.1p	75.8p	78.9	p
Number of shareholders (thousands)	2,450	2,510	2,563	2,626	2,681
Number of ordinary shares in issue (millions)[5]	71,973	71,374	71,374	71,374	71,368
Financial ratios (%)[6]
Dividend payout ratio[7]	62.8	124.9	359.3	45.1	–
Post-tax return on average shareholders’ equity	8.0	4.1	1.3	2.9	(2.0)
Post-tax return on average assets	0.48	0.26	0.11	0.17	(0.09)
Average shareholders’ equity to average assets	5.3	5.2	5.1	4.7	4.7
Cost:income ratio[8]	66.2	73.1	88.3	84.7	82.9
Capital ratios (%)[9,10]
Total capital	21.2	21.2	21.5	22.0	20.8
Tier 1 capital	17.2	16.8	16.4	16.5	14.5
Common equity tier 1 capital/Core tier 1 capital	14.1	13.4	12.8	12.8	14.0

1	Annual dividends comprise both interim and estimated final dividend payments. The total dividend for the year represents the interim dividend paid during the year and the final dividend, which is paid and accounted for in the following year.

2	Dividends for the year in 2016 included a special dividend totalling £356 million; (2015: £357 million).

3	Dividends per ordinary share in 2016 included a recommended special dividend of 0.5 pence; (2015: 0.5 pence).

4	Translated into US dollars at the Noon Buying Rate on the date each payment was made, with the exception of the final dividend in respect of 2017, which has been translated at the Noon Buying Rate on 23 February 2018.

5	For 2016 and previous years, this figure excluded the limited voting ordinary shares owned by the Lloyds Bank Foundations. The limited voting ordinary shares were redesignated as ordinary shares on 1 July 2017.

6	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds Banking Group.

7	Total dividend for the year divided by earnings attributable to ordinary shareholders adjusted for tax relief on distributions to other equity holders.

8	The cost:income ratio is calculated as total operating expenses as a percentage of total income (net of insurance claims).

9	Capital ratios for 2013 are in accordance with the modified Basel II framework as implemented by the PRA.

10	Capital ratios for 2014 and later years are in accordance with the CRD IV rules implemented by the PRA on 1 January 2014.
3

EXCHANGE RATES

In this annual report, unless otherwise indicated, all amounts are expressed in pounds sterling. For the months shown the US dollar high and low Noon Buying Rates per pound sterling were:

	2018	2017	2017	2017	2017	2017
	January	December	November	October	September	August
US dollars per pound sterling:
High	1.43	1.35	1.35	1.33	1.36	1.32
Low	1.35	1.33	1.31	1.31	1.30	1.28

For each of the years shown, the average of the US dollar Noon Buying Rates per pound sterling based on the last day of each month was:

		2017	2016	2015	2014	2013
US dollars per pound sterling:
Average		1.30	1.34	1.53	1.65	1.57

On 23 February 2018, the latest practicable date, the US dollar Noon Buying Rate was $1.3979 = £1.00. Lloyds Banking Group makes no representation that amounts in pounds sterling have been, could have been or could be converted into US dollars at that rate or at any of the above rates.

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

Pursuant to two placing and open offers which were completed by the Company in January and June 2009 and the Rights Issue completed in December 2009, the UK Government acquired 43.4 per cent of the Company’s issued ordinary share capital. Following sales of shares in September 2013 and March 2014 and the completion of trading plans with Morgan Stanley & Co. International plc (Morgan Stanley), the UK Government completed the sale of its shares in May 2017, returning the Group to full private ownership.

Pursuant to its decision approving state aid to the Group, the European Commission required the Group to dispose of a retail banking business meeting minimum requirements for the number of branches, share of the UK personal current accounts market and proportion of the Group’s mortgage assets. Following disposals in 2014, the Group sold its remaining interest in TSB to Banco de Sabadell (Sabadell) in 2015, and all EC state aid requirements were met by 30 June 2017.

On 1 June 2017, following the receipt of competition and regulatory approval, the Group acquired 100 per cent of the ordinary share capital of MBNA Limited, which together with its subsidiaries operates a UK consumer credit card business, from FIA Jersey Holdings Limited, a wholly-owned subsidiary of Bank of America.

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

In 2017 the Group successfully completed the second phase of its strategic plan, which focussed on creating the best customer experience, becoming simpler and more efficient and delivering sustainable growth.

As the Group looks to the future, it sees the external environment evolving rapidly. Changing customer behaviours, the pace of technological evolution and changes in regulation all present opportunities. Given the Group’s strong capabilities and the significant progress made in recent years the Group believes it is in a unique position to compete and win in this environment by developing additional competitive advantages. The Group will continue to transform itself to succeed in this digital world and the next phase of its strategy will ensure the Group has the capabilities to deliver future success.

STRATEGIC PRIORITIES

The Group has identified four strategic priorities focused on the financial needs and behaviours of the customer of the future: further enhancing the Group’s leading customer experience; further digitising the Group; maximising Group capabilities; and transforming ways of working. The Group will invest more than £3 billion in these strategic initiatives through the plan period that will drive the Group’s transformation into a digitised, simple, low risk, customer focused UK financial services provider.

Delivering a leading customer experience

The Group will drive stronger customer relationships through best in class propositions while continuing to provide the Group’s customers with brilliant servicing and a seamless experience across all channels. This will include:

–	remaining the number 1 digital bank in the UK with open banking functionality;

–	unrivalled reach with UK’s largest branch network serving complex needs; and

–	data-driven and personalised customer propositions.

Digitising the Group

The Group will deploy new technology to drive additional operational efficiencies that will make banking simple and easier for customers whilst reducing operating costs, pursuing the following initiatives:

–	deeper end-to-end transformation targeting over 70 per cent of cost base;

–	simplification and progressive modernisation of our data and IT infrastructure; and

–	technology enabled productivity improvements across the business.

Maximising the Group’s capabilities

The Group will deepen customer relationships, grow in targeted segments and better address our customers’ banking and insurance needs as an integrated financial services provider. This will include:

–	increasing Financial Planning and Retirement (FP&R) open book assets by more than £50 billion by 2020 with more than 1 million new pension customers;

–	implementing an integrated FP&R proposition with single customer view; and

–	start-up, SME and Mid Market net lending growth (more than £6 billion in the plan period).

Transforming ways of working

The Group is making its biggest ever investment in people, increasing colleague training and development by 50 per cent to 4.4 million hours per annum and embracing new technology to drive better customer outcomes. The hard work, commitment and expertise of the Group’s colleagues has enabled it to deliver to date and the Group will further invest in capabilities and agile working practices. The Group has already restructured the business and reorganised the leadership team to ensure effective implementation of the new strategy.

BUSINESS AND ACTIVITIES OF LLOYDS BANKING GROUP

As part of a Group restructuring during 2017 the Consumer Finance division has now become part of Retail; the Group’s UK wealth business, previously part of Retail, has been transferred to the Insurance division, now renamed Insurance and Wealth; the Group’s International wealth business, previously part of Retail, has been transferred to the Commercial Banking division; and the Group’s venture capital business, previously part of Commercial Banking, has been transferred to Other.

Following this restructuring, the Group’s activities are now organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth.

Further information on the Group’s segments is set out on pages 24 to 32 and in note 4 to the financial statements.

MATERIAL CONTRACTS

The Company and its subsidiaries are party to various contracts in the ordinary course of business.

BUSINESS

ENVIRONMENTAL MATTERS

A sustainable and responsible approach is integral to how the Group operates.

The Group needs to use scarce natural resources more sustainably, manage its environmental impacts and support its customers by financing opportunities created by the transition to a low carbon economy.

MANAGING ENVIRONMENTAL IMPACTS

Delivering the science-based carbon reduction and climate resilience targets set out in the Paris Agreement will have significant structural implications for the economy and the businesses and communities the Group serves. That is why the Group is evolving its Group-wide sustainability strategy.

This year, overall carbon emissions were 292,848 tonnes of CO2e, a decrease of 14 per cent year-on-year and of 48 per cent against the 2009 baseline. This is mainly attributable to the reduction in consumption of gas and electricity, which make up the largest proportion of the Group’s emissions, as a result of its extensive energy management programme. In 2017, the Group also reduced the CO2e related to its business travel by promoting ‘No Travel Week’, encouraging travel alternatives and the successful roll out of ‘WebEx’, Group-wide.

CO2E EMISSIONS

	Oct 16 - Sept 17	Oct 15 - Sept 16[1,2]	Oct 14 - Sept 15[1,2]
Total CO2 e	292,848	340,382	395,543
Total Scope 1	52,160	53,026	58,851
Total Scope 2	166,617	202,414	239,709
Total Scope 3	74,071	84,943	96,983

1	Restated 2014/2015 and 2015/2016 emissions data to improve the accuracy of reporting, using actual data to replace estimates.

2	Restated all historic years to reflect improved methodology in assigning road travel between reporting scopes.

Emissions in tonnes CO2 e in line with the GHG Protocol Corporate Standard (2004). The Group is in the process of transitioning to the revised Scope 2 guidance. Criteria used to measure and report Scope 1, 2, 3 emissions is provided in the Lloyds Banking Group Reporting Criteria statement available online at www.lloydsbankinggroup.com/responsible-business.

Scope 1 emissions include mobile and stationary combustion of fuel and operation of facilities.

Scope 2 emissions have been calculated using a location based methodology, as set out by the GHG Protocol.

Indicator is subject to Limited ISAE3000 (revised) assurance by Deloitte LLP for the 2017 Annual Responsible Business Reporting. Deloitte’s 2017 assurance statement and the 2017 Reporting Criteria are available online at www.lloydsbankinggroup.com/rbdownloads

SUPPORTING THE LOW CARBON ECONOMY

The Group is helping more of its commercial clients to understand and manage their sustainability risks and the Group completes an environmental risk assessment at the start of every new client relationship. The Group is currently exploring ways to build sustainability considerations into its policies and risk management processes. The Group offers customers products and services that help them embrace sustainability. In 2016, the Group launched an innovative £1 billion Green Loan Initiative to incentivise commercial real estate to become more energy efficient and this year exceeded its target to help 2 million square feet of real estate.

At the end of 2017, the Group’s UK team had financed renewable projects with a combined capacity of over 2.75GW (2016: 1.78GW) and internationally the Group’s existing investments in renewables exceed 8.9GW (2016: 7.4GW). In 2017 Lloyds Bank played an important part in Macquarie’s acquisition of the Green Investment Bank (now Green Investment Group), providing financing for a significant portfolio of operational offshore wind farms including Sheringham Shoal, Gwynt y Mor, Rhyl Flats and projects in construction, including Galloper and Rampion offshore wind farms. Together the projects have a total capacity of approximately 2.4GW, which is enough to power over 1.7 million homes and they will support a significant number of jobs across the UK through the supply chain and maintenance of the wind farms.

THE IMPACT OF CLIMATE RISK

The Group welcomes the recommendations of the Financial Stability Board Taskforce on Climate-related Financial Disclosures (TCFD) and has mapped its approach to them. The Group is developing a strategy and implementing processes to:

Assess the materiality of climate risk across its business
Identify and define a range of scenarios, including relevant physical and transition risk
Evaluate the business impacts
Identify potential responses to manage the risks and opportunities

The Group will address a number of these and will disclose further information on its work in this important area.

CLIMATE RELATED FINANCIAL DISCLOSURES

Strategy

In 2017, the Group reviewed how it integrates environmental sustainability into its strategy and risk management processes, taking advice from external advisors and working with all parts of the business to understand work already in plan and where it needs to do more. The Group is committed to supporting the transition to a low carbon economy through its financial products and services, including renewable energy services.

Governance of climate change

The Responsible Business Committee, a sub-committee of the Board, will take overall responsibility for the Group’s climate-related impacts and risks from 2018. It is chaired by an Independent Director, Sara Weller, and meets regularly throughout the year. The Group has refocused its executive-level Responsible Business Management Committee to become its Sustainability Committee and will ensure that staff with operational responsibilities across the Group’s key divisions are actively involved in the development and implementation of a comprehensive environmental sustainability strategy. Discussions involving these Committees and the Commercial Banking leadership team were held in 2017 to start to examine the strategic implications of environmental challenges, including climate change.

BUSINESS

Risk management

The Sustainability Committee will oversee the assessment of the Group’s climate-related risks, escalating to the Responsible Business Committee and the Board Risk Committee as appropriate. The Group’s divisions are each exposed to different levels of climate risk. For example, as a large home insurer, the Group is aware that global warming is projected to increase the risk of flooding and consequently weather-related insurance claims. It is important that the Group continues to work with its customers, industry peers and government to ensure this risk is minimised and mitigated to keep flood insurance affordable.

Metrics and targets

The Group is working to develop strategic commitments and targets in response to climate-related risks and opportunities, with different parts of the business feeding into this target setting process. This builds on its work to reduce the environmental impact of its own operations.

The target is to reduce the Group’s overall CO2e by 60 per cent by 2030 and 80 per cent by 2050, in line with the UK’s emission reduction targets. This follows a science-based target setting methodology. As part of its Green Loan Initiative, the Group’s target is to fund 5 million square feet of commercial real estate to become more energy efficient by 2020, the equivalent of five London Shards. The Group has set a new target to help provide power for 5 million homes through its investment in renewable energy by 2020.

The Group will also consider the supplementary industry specific recommendations for the financial sector.

PROPERTIES

At 31 December 2017, Lloyds Banking Group occupied 2,021 properties in the UK. Of these, 429 were held as freeholds and 1,592 as leasehold. The majority of these properties are retail branches, widely distributed throughout England, Scotland, Wales and Northern Ireland. Other buildings include the Lloyds Banking Group’s head office in the City of London with other customer service and support centres located to suit business needs but clustered largely in eight core geographic conurbations – London, Edinburgh, Glasgow, Midlands (Birmingham), Northwest (Chester and Manchester), West Yorkshire (Halifax and Leeds), South (Brighton and Andover) and Southwest (Bristol and Cardiff).

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

PAYMENT PROTECTION INSURANCE (EXCLUDING MBNA)

The Group increased the provision for PPI costs by a further £1,300 million in 2017, of which £600 million was in the fourth quarter, bringing the total amount provided to £18,675 million. The remaining provision is consistent with an average of 11,000 complaints per week (previously 9,000) through to the industry deadline of August 2019, in line with the average experience over the last nine months.

The higher volume of complaints received has been driven by increased claims management company (CMC) marketing activity and the Financial Conduct Authority (FCA) advertising campaign.

At 31 December 2017, a provision of £2,438 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £1,470 million during the year to 31 December 2017.

SENSITIVITIES

The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 53 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain in particular with respect to future volumes. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is significant uncertainty around the impact of the regulatory changes, FCA media campaign and Claims Management Company and customer activity.

For every additional 1,000 reactive complaints per week above 11,000 on average through to the industry deadline of August 2019, the Group would expect an additional charge of £200 million.

PAYMENT PROTECTION INSURANCE (MBNA)

With regard to MBNA, as announced in December 2016, the Group’s exposure is capped at £240 million already provided for, through an indemnity received from Bank of America.

OTHER PROVISIONS FOR LEGAL ACTIONS AND REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2017 the Group charged a further £865 million in respect of legal actions and other regulatory matters, the unutilised balance at 31 December 2017 was £1,292 million (31 December 2016: £1,339 million). The most significant items are as follows.

BUSINESS

ARREARS HANDLING RELATED ACTIVITIES

The Group has provided an additional £245 million (bringing the total provided to date to £642 million), for the costs of identifying and rectifying certain arrears management fees and activities. Following a review of the Group’s arrears handling activities, the Group has put in place a number of actions to improve further its handling of customers in these areas and has made good progress in reimbursing mortgage arrears fees to the 590,000 impacted customers.

PACKAGED BANK ACCOUNTS

In 2017 the Group provided an additional £245 million in respect of complaints relating to alleged mis-selling of packaged bank accounts raising the total amount provided to £750 million. A number of risks and uncertainties remain in particular with respect to future volumes.

CUSTOMER CLAIMS IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited). The German industry-wide issue regarding notification of contractual ‘cooling off’ periods continued to lead to an increasing number of claims in 2016 and 2017. Up to 31 December 2016 the Group had provided a total of £639 million and no further amounts have been provided to 31 December 2017. The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS READING – CUSTOMER REVIEW

The Group is undertaking a review into a number of customer cases from the former HBOS Impaired Assets Office based in Reading. This review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Group in 2009. The Group has provided £100 million in the year to 31 December 2017 and is in the process of paying compensation to the victims of the fraud for economic losses as well as ex-gratia payments and awards for distress and inconvenience. The review is ongoing and at 12 February 2018, the Group had made offers to 57 customers, which represents more than 80 per cent of the customers in review.

INTERCHANGE FEES

With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing investigations and litigation (as described below) which involve card schemes such as Visa and MasterCard. However, the Group is a member of Visa and MasterCard and other card schemes.

–	The European Commission continues to pursue competition investigations against MasterCard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA.

–	Litigation brought by retailers continues in the English Courts against both Visa and MasterCard.

Any ultimate impact on the Group of the above investigations and litigation against Visa and MasterCard remains uncertain at this time.

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, previously in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

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

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims, including those in connection with USD and JPY LIBOR, have been dismissed by the US Federal Court for Southern District of New York, and decisions are awaited on the Group’s motions to dismiss the Sterling LIBOR and BBSW claims. The decisions leading to the Group’s dismissal from the USD LIBOR claims are subject to two appeals; the first took place on 25 September 2017 and a decision is expected in the first quarter of 2018, and the second is expected to take place in the first half of 2018. The decisions leading to the Group’s dismissal from the JPY LIBOR claims are not presently subject to appeal.

Certain Group companies are also named as defendants in: (i) UK based claims; and (ii) in a Dutch class action, each raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of Interest Rate Hedging Products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK SHAREHOLDER LITIGATION

In August 2014, the Group and a number of former directors were named as defendants in a claim by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. The defendants refute all claims made. A trial commenced in the English High Court on 18 October 2017 and is scheduled to conclude in the first quarter of 2018 with judgment to follow. It is currently not possible to determine the ultimate impact on the Group (if any).

BUSINESS

FINANCIAL SERVICES COMPENSATION SCHEME

Following the default of a number of deposit takers in 2008, the Financial Services Compensation Scheme (FSCS) borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. In June 2017, the FSCS announced that following the sale of certain Bradford & Bingley mortgage assets, the principal balance outstanding on the HM Treasury loan was £4,678 million (31 December 2016: £15,655 million). Although it is anticipated that the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants, including the Group, of the FSCS. The amount of future levies payable by the Group depends on a number of factors, principally, the amounts recovered by the FSCS from asset sales.

TAX AUTHORITIES

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £650 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £350 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

RESIDENTIAL MORTGAGE REPOSSESSIONS

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA is actively engaged with the industry in relation to these considerations and has published Guidance on the treatment of customers with mortgage payment shortfalls. The Guidance covers remediation for mortgage customers who may have been affected by the way firms calculate these customers’ monthly mortgage instalments. The Group is now determining its detailed approach to implementation of the Guidance and will contact affected customers during 2018.

MORTGAGE ARREARS HANDLING ACTIVITIES

On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and it is currently not possible to make a reliable assessment of the liability, if any, that may result from the investigation.

CONTINGENT LIABILITIES RELATING TO OTHER LEGAL ACTIONS AND REGULATORY MATTERS

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

BUSINESS

COMPETITIVE ENVIRONMENT

The Group provides financial services to individual and business customers, predominantly in the UK but also overseas. The main business activities of the Group are retail and commercial banking and long-term savings, protection and investment.

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

For more information see “Risk Factors – Business and economic risks – The Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures.”

RECENT DEVELOPMENTS

On 8 March 2018 the Group announced that it was launching a share buyback programme to repurchase up to £1 billion of its outstanding ordinary shares, as previously announced on 21 February 2018.

The Group has entered into an agreement with UBS AG, London Branch (“UBS”) to conduct the share buyback programme on its behalf and to make trading decisions under the programme independently of the Group. Under the terms of the programme, the maximum consideration is £1 billion. The programme commenced on 8 March 2018 and will end no later than 4 February 2019. The sole purpose of the programme is to reduce the outstanding ordinary share capital of the Group.

UBS will purchase the Group’s ordinary shares as principal and sell them on to the Group in accordance with the terms of their engagement. The Group intends to cancel the shares that it purchases through the programme.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW AND TREND INFORMATION

ECONOMY

Key messages

Given the Group’s UK focus, its prospects are closely linked to the strength of the UK economy
Despite near-term uncertainties about the future relationship with the EU, the UK economy is expected to remain resilient in 2018, growing at a similar pace to 2017. Longer term growth potential is still expected to be faster than the Eurozone and similar to the US
Interest rates are expected to remain low, with gradual rises beneficial to the Group’s savings customers and the Group

OVERVIEW

As a UK focused financial services provider, the Group’s prospects are closely aligned to the strength of and outlook for the UK economy. In the period following the decision to leave the EU, the UK economy has remained resilient. Growth has slowed only a little below its trend rate, unemployment has continued to fall to a 40-year low, and property prices have continued to rise slowly. In the absence of any sudden shocks to business or consumer confidence, this recent resilience is expected to continue in 2018 and the next few years. In common with many other countries, the biggest uncertainty for longer term growth is the degree to which productivity growth improves from its weak rate of the past decade.

OPPORTUNITIES

The economy’s resilience bodes well for the Group and its customers. While interest rates are expected to increase only gradually, the Bank of England’s first increase in Bank Rate in over 10 years has benefited savers, many of whom will have dealt with low rates for a prolonged period, and will support banking margins. In recent years, low interest rates and the Group’s low risk approach have been reflected in low and falling levels of impairments against the Group’s lending balances.

Looking ahead, impairments are expected to remain at benign levels at an industry level, with contributing factors including the slow pace of expected interest rate increases, unemployment remaining close to its current 40-year low, and the benefit of both continuing to support property prices. Meanwhile, business confidence has to date held up well in the face of global and domestic uncertainties. Manufacturers and exporters have been aided by sterling’s depreciation since late 2015, and businesses generally are benefiting from low debt service costs.

CHALLENGES

Households’ spending power has been squeezed over the past year as the rise in inflation to 3 per cent by the end of 2017 has outpaced growth in pay that has remained subdued in a broadly 2-2.5 per cent range over the year, partly reflecting weak productivity growth. While inflation is expected to slow, it is likely to trend towards 2 per cent only gradually through the next three year chapter of the Group’s strategy, and whilst the Group expects wage growth to improve and end the spending power squeeze, it is uncertain how quickly this will happen. Meanwhile, the economy is more reliant than normal on business investment and exports to drive growth.

Business investment is likely to have been impacted by the uncertainty around the UK’s future trading relationship with the EU but as negotiations progress and that relationship becomes clearer, investment spending should be supported. Operational impacts of the UK’s exit from the EU present risks for some of the Group’s customers’ businesses, although the UK’s continued competitive advantages in innovation and high value services, and the flexible labour market should enable the economy to prosper longer term in growing world markets.

OUTLOOK

Barring unexpected sudden shocks to consumer or business confidence, the near-term outlook for both the UK economy and the Group remains relatively benign. A tight labour market and gradual productivity improvements should over time underpin quickening wage growth, whilst inflation is expected to start falling through 2018, the combination gradually ending the squeeze on households’ spending power. With unemployment remaining close to its current 40-year lows, Bank Rate is expected to continue to rise, but only slowly. House prices are expected to rise marginally, with the affordability impact of slightly higher interest rates offset by improving disposable incomes.

The Group is not immune to the challenges facing the near-term and medium-term economic outlook, but its UK focus means that the current benign conditions and resilience of the UK economy will be supportive to the Group’s performance through the delivery of the next chapter of its strategy. Direct operational impacts from EU exit are also limited.

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

FUTURE ACCOUNTING DEVELOPMENTS

Future developments in relation to the Group’s IFRS reporting are discussed in note 54 to the financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS – 2017, 2016 AND 2015

SUMMARY
	2017	2016	2015
	£m	£m	£m
Net interest income	10,912	9,274	11,318
Other income	23,325	30,337	11,832
Total income	34,237	39,611	23,150
Insurance claims	(15,578)	(22,344)	(5,729)
Total income, net of insurance claims	18,659	17,267	17,421
Operating expenses	(12,346)	(12,627)	(15,387)
Trading surplus	6,313	4,640	2,034
Impairment	(688)	(752)	(390)
Profit before tax	5,625	3,888	1,644
Tax expense	(1,728)	(1,724)	(688)
Profit for the year	3,897	2,164	956

Profit attributable to ordinary shareholders	3,392	1,651	466
Profit attributable to other equity holders[1]	415	412	394
Profit attributable to equity holders	3,807	2,063	860
Profit attributable to non-controlling interests	90	101	96
Profit for the year	3,897	2,164	956

1	The profit after tax attributable to other equity holders of £415 million (2016: £412 million; 2015: £394 million) is partly offset in reserves by a tax credit attributable to ordinary shareholders of £102 million (2016: £91 million; 2015: £80 million).

2017 COMPARED WITH 2016

During the year ended 31 December 2017, the Group recorded a profit before tax of £5,625 million compared with a profit before tax in 2016 of £3,888 million.

Total income decreased by £5,374 million, or 14 per cent, to £34,237 million in 2017 compared with £39,611 million in 2016, comprising a £7,012 million decrease in other income only partly offset by an increase of £1,638 million in net interest income.

Net interest income was £10,912 million in 2017; an increase of £1,638 million, or 18 per cent compared to £9,274 million in 2016. There was a positive impact of £622 million in 2017 from a decrease in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group, reflecting different levels of investment returns on the assets held by the OEICs; the change in population of consolidated OEICs in 2017 compared to 2016 did not have a significant impact. After adjusting for this, net interest income was £1,016 million, or 9 per cent higher. Average interest-earning assets fell as a result of decreases in average UK mortgage balances, lending to global corporates and in the portfolio of assets which are outside of the Group’s risk appetite, more than offsetting the impact of the acquisition of MBNA. Net interest margin improved, excluding the impact of amounts payable to OEIC unitholders, as a result of lower deposit and wholesale funding costs and a positive impact from the acquisition of MBNA, more than offsetting continued pressure on asset margins.

Other income was £7,012 million, or 23 per cent, lower at £23,325 million in 2017 compared to £30,337 million in 2016. Fee and commission income was £80 million or 3 per cent, lower at £2,965 million compared to £3,045 million in 2016 as increased levels of card fees, reflecting both the acquisition of MBNA and higher levels of card usage, were more than offset by lower current account fees, reflecting reduced volumes of added-value accounts and changes in pricing structure, and lower levels of other fees receivable. Fee and commission expense increased by £26 million, or 2 per cent, to £1,382 million compared with £1,356 million in 2016. Net trading income decreased by £6,728 million, or 36 per cent, to £11,817 million in 2017 compared to £18,545 million in 2016; this decrease reflected a reduction of £6,630 million in gains on policyholder investments held within the insurance business as a result of market conditions over 2017 relative to those in 2016. Insurance premium income was £138 million, or 2 per cent, lower at £7,930 million in 2017 compared with £8,068 million in 2016; there was a decrease of £23 million in life insurance premiums and a £115 million decrease in general insurance premiums. The decrease in life insurance premiums reflects the fact that good growth in corporate pensions business has been offset by a lower level of bulk annuity deals, compared to the activity in 2016. General insurance premiums decreased as a result of market conditions and the continued run-off of closed books. Other operating income was £40 million, or 2 per cent, lower at £1,995 million in 2017 compared to £2,035 million in 2016.

Insurance claims expense was £6,766 million, or 30 per cent, lower at £15,578 million in 2017 compared to £22,344 million in 2016. The insurance claims expense in respect of life and pensions business was £6,737 million lower at £15,241 million in 2017 compared to £21,978 million in 2016; this decrease was matched by a similar reduction in net trading income, reflecting the relative performance of policyholder investments. Insurance claims in respect of general insurance business were £29 million or 8 per cent, lower at £337 million in 2017 compared to £366 million in 2016 as a result of the continued run-down of closed books and relatively benign weather conditions in 2017 compared to 2016.

Operating expenses decreased by £281 million, or 2 per cent to £12,346 million in 2017 compared with £12,627 million in 2016; the main reason for this decrease being the £209 million reduction in charges for redress payments to customers in respect of PPI and other conduct related matters from £2,374 million in 2016 to £2,165 million in 2017. Excluding these charges from both years, operating expenses were £72 million, or 1 per cent, lower at £10,181 million in 2017 compared to £10,253 million in 2016 as operating expenses of £172 million arising in MBNA since acquisition have been more than offset by the impact of underlying cost reductions. Staff costs were £207 million, or 4 per cent, lower at £4,610 million in 2017 compared with £4,817 million in 2016; increases in pension charges being more than offset by headcount related reductions in salaries and lower levels of severance costs. Premises and equipment costs were £58 million or 9 per cent, higher at £730 million in 2017 compared with £672 million in 2016. Other expenses were £79 million, or 3 per cent, higher

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

at £2,463 million in 2017 compared with £2,384 million in 2016. Depreciation and amortisation costs were £10 million lower at £2,370 million in 2017 compared to £2,380 million in 2016, as increased charges in respect of property, plant and equipment were more than offset by reduced charges relating to intangible assets.

Impairment losses decreased by £64 million, or 9 per cent, to £688 million in 2017 compared with £752 million in 2016; this reflects the fact that in 2016 there was an impairment charge of £173 million in respect of certain equity investments in the Group’s available-for-sale portfolio which was not repeated in 2017. Impairment losses in respect of loans and advances to customers were £105 million, or 18 per cent, higher at £697 million in 2017 compared with £592 million in 2016; this includes a charge of £118 million in the MBNA business since acquisition and there were lower levels of releases and write-backs than in 2016. There was a credit of £9 million in respect of undrawn commitments in 2017, compared to a credit of £13 million in 2016.

In 2017, the Group recorded a tax expense of £1,728 million compared to a tax expense of £1,724 million in 2016, an effective tax rate of 31 per cent, compared to the standard UK corporation tax rate of 19.25 per cent, principally as a result of the banking surcharge and restrictions on the deductibility of conduct provisions.

Total assets were £5,684 million, or 1 per cent, lower at £812,109 million at 31 December 2017 compared to £817,793 million at 31 December 2016. Trading and other financial assets at fair value through profit or loss were £11,704 million, or 8 per cent, higher at £162,878 million compared to £151,174 million at 31 December 2016 due to the inclusion of a number of investments in OEICs which were de-consolidated during the year. However, loans and advances to banks were £20,291 million, or 75 per cent, lower at £6,611 million compared to £26,902 million at 31 December 2016 following the de-consolidation of these OEICs. Derivative assets were £10,304 million, or 29 per cent, lower at £25,834 million at 31 December 2017 compared to £36,138 million at 31 December 2016, largely as a result of exchange rate movements. Loans and advances to customers were £14,540 million, or 3 per cent, higher at £472,498 million at 31 December 2017 compared to £457,958 million at 31 December 2016; the addition of £8,144 million of lending following the acquisition of MBNA and an £8,528 million increase in reverse repurchase agreement balances together with the impact of the reacquisition of a portfolio of mortgages from TSB and growth in consumer finance and SME lending have more than offset reductions in the larger corporate sector, as the Group focuses on optimising capital and returns, and in closed mortgage books. Available-for-sale financial assets were £14,426 million, or 26 per cent, lower at £42,098 million at 31 December 2017 compared to £56,524 million at 31 December 2016 reflecting reductions in the Group’s holdings of UK government securities.

Total liabilities were £6,362 million, or 1 per cent, lower at £762,966 million at 31 December 2017 compared to £769,328 million at 31 December 2016. Deposits from banks were £13,420 million, or 82 per cent, higher at £29,804 million at 31 December 2017 compared to £16,384 million at 31 December 2016 as a result of an increase of £15,896 million in repurchase agreements. Customer deposits were £2,664 million, or 1 per cent, higher at £418,124 million compared to £415,460 million at 31 December 2016 as reductions in non-relationship deposit balances were more than offset by strong inflows from Commercial clients. Derivative liabilities were £8,800 million, or 25 per cent, lower at £26,124 million at 31 December 2017 compared to £34,924 million at 31 December 2016, largely as a result of exchange rate movements. Debt securities in issue were £3,864 million, or 5 per cent, lower at £72,450 million at 31 December 2017 compared to £76,314 million at 31 December 2016 following maturities of some tranches of securitisation notes and covered bonds. Other liabilities were £8,463 million, or 29 per cent, lower at £20,730 million at 31 December 2017 compared to £29,193 million at 31 December 2016 reflecting the deconsolidation of a number of OEICs. Subordinated liabilities were £1,909 million, or 10 per cent, lower at £17,922 million at 31 December 2017 compared to £19,831 million at 31 December 2016 reflecting redemptions in the year.

Total equity was £678 million, or 1 per cent, higher at £49,143 million at 31 December 2017 compared to £48,465 million at 31 December 2016 as retained profits for the year have more than offset the Group’s dividend payments, distributions on its AT1 securities and other reserve movements.

The Group has strengthened its capital position, with a common equity tier 1 ratio of 14.1 per cent (31 December 2016: 13.4 per cent), largely driven by the increase in equity, offset in part by the increase in the deduction for goodwill and other intangible assets following the acquisition of MBNA, and a reduction in risk-weighted assets. The total capital ratio was unchanged at 21.2 per cent.

Risk-weighted assets reduced by £4,527 million, or 2 per cent, to £210,919 million at 31 December 2017 compared to £215,446 million at 31 December 2016, largely relating to updates made to both mortgage and unsecured retail Internal Ratings Based (IRB) models, continued active portfolio management, foreign exchange movements, disposals and capital efficient securitisation activity, partly offset by targeted growth in key customer segments and the acquisition of MBNA.

The Group’s liquidity surplus exceeds the regulatory minimum and internal risk appetite with a Liquidity Coverage Ratio of 127 per cent based on EU Delegated Act at 31 December 2017. Wholesale funding reduced by 9 per cent to £101 billion compared with £111 billion at 31 December 2016. In addition, the Group made use of central bank funding schemes and by the end of 2017 the Group had fully utilised its £20 billion capacity from the Bank of England’s Term Funding Scheme.

The Group has recommended a final ordinary dividend of 2.05 pence per share. This is in addition to the interim ordinary dividend of 1.0 pence per share that was paid in September 2017. The total ordinary dividend per share for 2017 of 3.05 pence per share has increased by 20 per cent, from 2.55 pence in 2016.

The Group continues to give due consideration at each year end to the return of any surplus capital and for 2017, intends to implement a share buyback of up to £1 billion. This represents the return of capital over and above the Board’s view of the current level of capital required to grow the business, meet regulatory requirements and cover uncertainties. The share buyback programme will commence in March 2018 and is expected to be completed during the next twelve months.

2016 COMPARED WITH 2015

During the year ended 31 December 2016, the Group recorded a profit before tax of £3,888 million compared with a profit before tax in 2015 of £1,644 million. The result in 2016 included provisions in respect of redress to customers (together with the related administrative costs) associated with both past sales of Payment Protection Insurance and other matters of £2,435 million (of which £2,374 million is charged within operating expenses and £61 million against income) compared to a charge of £4,837 million in the year ended 31 December 2015. Excluding these charges from both years, profit before tax was £158 million, or 2 per cent, lower at £6,323 million in the year ended 31 December 2016 compared to £6,481 million in the previous year. The comparison of results for 2016 to 2015 was also impacted by the sale of TSB Banking Group plc (TSB), which ceased to be consolidated in March 2015, with the sale of the Group’s remaining holding becoming unconditional on 30 June 2015. The Group recognised a net loss of £660 million in 2015, relating to both the disposal of its shareholding and commitments under agreements entered into with TSB. After taking this item into account there was a reduction in profit before tax of £818 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In 2016, the Group recorded a tax expense of £1,724 million compared to a tax expense of £688 million in 2015, an effective tax rate of 44 per cent, compared to the standard UK corporation tax rate of 20 per cent, principally as a result of the banking surcharge, restrictions on the deductibility of conduct provisions and the negative impact on the net deferred tax asset of both the change in corporation tax rate and the expected utilisation by the life business.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Group strengthened its capital position, with a common equity tier 1 ratio of 13.4 per cent (31 December 2015: 12.8 per cent), largely driven by the increase in profits and a reduction in risk-weighted assets. The total capital ratio reduced to 21.2 per cent (31 December 2015: 21.5 per cent) primarily reflecting managed reductions in Tier 2 loan stock, largely through calls and redemptions, offset by the increase in common equity tier 1 capital and the reduction in risk-weighted assets.

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

The Group’s liquidity position remained good, with liquidity coverage ratio (LCR) eligible assets of £121 billion. LCR eligible assets represented over 8 times the Group’s money-market funding with a maturity of less than one year and were in excess of total wholesale funding at 31 December 2016. The Group’s LCR ratio continued to exceed regulatory requirements.

The Group recommended a final ordinary dividend of 1.70 pence per share, together with a capital distribution in the form of a special dividend of 0.5 pence per share. This was in addition to the interim ordinary dividend of 0.85 pence per share that was paid in September 2016.

The total ordinary dividend per share for 2016 of 2.55 pence per share had increased by 13 per cent, from 2.25 pence in 2015.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

NET INTEREST INCOME

	2017	2016	2015
Net interest income £m	10,912	9,274	11,318
Average interest-earning assets £m	585,374	600,435	614,917
Average rates:
Gross yield on interest-earning assets %[1]	2.73	2.77	2.86
Interest spread %[2]	1.67	1.33	1.67
Net interest margin %[3]	1.86	1.54	1.84

1	Gross yield is the rate of interest earned on average interest-earning assets.

2	Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

3	The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

2017 COMPARED WITH 2016

Net interest income was £10,912 million in 2017, an increase of £1,638 million, or 18 per cent, compared to £9,274 million in 2016. Net interest income in 2017 includes a charge of £1,435 million in respect of amounts attributable to third party investors in respect of its consolidated Open-Ended Investment Companies (OEICs) compared to a charge in 2016 of £2,057 million as a result of positive market movements in the year, with gains ranging from (1.0) per cent to 37.2 per cent in UK and global equity markets as well as in fixed income indices. The change in population of consolidated OEICs in 2017 compared to 2016 did not have a significant impact on this figure, contributing a net decrease of £65 million attributable to third party investors. After adjusting for the amounts payable to unitholders, net interest income was £1,016 million, or 9 per cent, higher at £12,347 million in 2017 compared to £11,331 million in 2016.

Average interest-earning assets were £15,061 million, or 3 per cent, lower at £585,374 million in 2017 compared to £600,435 million in 2016. The decrease reflected the impact of reductions in closed mortgage books, lending to global corporates and in the portfolio of assets which are outside of the Group’s risk appetite, more than offsetting the impact of the acquisition of MBNA.

The net interest margin was 32 basis points higher at 1.86 per cent in 2017 compared to 1.54 per cent in 2016, and adjusting net interest income for the amounts allocated to unitholders in Open-Ended Investment Companies, the net interest margin was 22 basis points higher at 2.11 per cent in 2017 compared to 1.89 per cent in 2016. The improvement in net interest margin reflected lower deposit and wholesale funding costs and a positive impact from the acquisition of MBNA, more than offsetting continued pressure on asset margins. Margins in Retail improved as a result of deposit repricing in the first quarter of 2017 and the positive impact of the acquisition of MBNA. Margins on relationship lending and similar interest-earning assets in Commercial Banking also improved as a result of the lower funding costs.

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

The net interest margin was 30 basis points lower at 1.54 per cent in 2016 compared to 1.84 per cent in 2015, however adjusting net interest income for the amounts allocated to unitholders in Open-Ended Investment Companies, the net interest margin was 1 basis point higher at 1.89 per cent in 2016 compared to 1.88 per cent in 2015. Margins in Retail fell only slightly despite the challenges of the continuing low interest rate environment; due to the focus on high quality, lower margin business, with the margin also impacted by lower Euribor and planned reductions in deposits. Margins on relationship lending and similar interest-earning assets in Commercial Banking grew, supported by high quality deposit growth, disciplined deposit pricing and reduced funding costs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER INCOME
	2017	2016	2015
	£m	£m	£m
Fee and commission income:
Current account fees	712	752	804
Credit and debit card fees	953	875	918
Other	1,300	1,418	1,530
	2,965	3,045	3,252
Fee and commission expense	(1,382)	(1,356)	(1,442)
Net fee and commission income	1,583	1,689	1,810
Net trading income	11,817	18,545	3,714
Insurance premium income	7,930	8,068	4,792
Gains on sale of available-for-sale financial assets	446	575	51
Liability management	(14)	(598)	(28)
Other	1,563	2,058	1,493
Other operating income	1,995	2,035	1,516
Total other income	23,325	30,337	11,832

2017 COMPARED WITH 2016

Other income was £7,012 million, or 23 per cent, lower at £23,325 million in 2017 compared to £30,337 million in 2016.

Fee and commission income was £80 million, or 3 per cent, lower at £2,965 million in 2017 compared with £3,045 million in 2016. Current account fees were £40 million, or 5 per cent, lower at £712 million in 2017 compared to £752 million in 2016, due to lower volumes of added-value accounts and changes in pricing structure. An increase of £78 million, or 9 per cent, in credit and debit card fees from £875 million in 2016 to £953 million in 2017 resulted from the acquisition of MBNA and higher levels of card usage. Other fees and commissions receivable were £118 million, or 8 per cent, lower at £1,300 million in 2017 compared with £1,418 million in 2016.

Fee and commission expense was £26 million, or 2 per cent, higher at £1,382 million in 2017 compared to £1,356 million in 2016 as increased fees payable in card services, in part reflecting the acquisition of MBNA, have more than offset reductions on other fees payable.

Net trading income was £6,728 million, or 36 per cent, lower at £11,817 million in 2017 compared with £18,545 million in 2016. Net trading income within the insurance businesses was £6,630 million, or 38 per cent, lower at £10,941 million in 2017 compared to £17,571 million in 2016, which reflects reduced market gains over 2017 compared to 2016 in both debt security and equity investments. Net trading income within the Group’s banking activities was £98 million, or 10 per cent, lower at £876 million in 2017 compared to £974 million in 2016, reflecting the change in fair value of interest rate derivatives and foreign exchange contracts in the banking book not mitigated through hedge accounting.

Insurance premium income was £7,930 million in 2017 compared with £8,068 million in 2016; a decrease of £138 million, or 2 per cent. Earned premiums in respect of the Group’s long-term life and pensions business were £23 million lower at £7,187 million in 2017 compared to £7,210 million in 2016 reflecting the fact that good growth in corporate pensions business has been offset by a lower level of bulk annuity deals, compared to the activity in 2016. General insurance earned premiums were £115 million, or 13 per cent, lower at £743 million in 2017 compared with £858 million in 2016 as a result of market conditions and the continued run-off of closed books.

Other operating income was £40 million, or 2 per cent, lower at £1,995 million in 2017 compared to £2,035 million in 2016. In 2016 there was a loss of £721 million arising on the Group’s tender offers and redemptions in respect of its Enhanced Capital Notes which completed in March 2016; in 2017 there has been a reduction of £637 million in the movement in value of in-force business from a gain of £472 million in the year ended 31 December 2016 to a charge of £165 million in 2017. The reduction in the movement in value of in-force business reflected the negative impact of assumption changes and experience variances. Gains on sales of available-for-sale financial assets in 2017 included a gain of £146 million on the sale of the Group’s investment in Vocalink and £274 million (2016: £112 million) from the sale of UK government securities; 2016 included a gain of £484 million on sale of the Group’s investment in VISA Europe.

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

Net trading income was £14,831 million higher at £18,545 million in 2016 compared with £3,714 million in 2015. Net trading income within the insurance businesses was £14,797 million higher at £17,571 million in 2016 compared to £2,774 million in 2015, which reflects higher levels of returns on policyholder investments as a result of more favourable market conditions over 2016. However this increase, along with the increase in long-term insurance premium income, was largely offset by the increase in insurance claims expense and the £1,813 million increase in the amounts payable to unit

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

holders in those Open-Ended Investment Companies consolidated into the Group’s results within net interest income. Net trading income within the Group’s banking activities was £34 million, or 4 per cent, higher at £974 million in 2016 compared to £940 million in 2015.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING EXPENSES
	2017	2016	2015
	£m	£m	£m
Administrative expenses:
Staff:
Salaries	2,679	2,750	2,808
Performance-based compensation	473	475	409
Social security costs	361	363	349
Pensions and other post-retirement benefit schemes	625	555	548
Restructuring costs	24	241	104
Other staff costs	448	433	459
	4,610	4,817	4,677
Premises and equipment:
Rent and rates	365	365	368
Repairs and maintenance	231	187	173
Other	134	120	174
	730	672	715
Other expenses:
Communications and data processing	882	848	893
Advertising and promotion	208	198	253
Professional fees	328	265	262
UK bank levy	231	200	270
TSB disposal	–	–	665
Other	814	873	703
	2,463	2,384	3,046
Depreciation and amortisation:
Depreciation of tangible fixed assets	1,944	1,761	1,534
Amortisation of acquired value of in-force non-participating investment contracts	34	37	41
Amortisation of other intangible assets	392	582	537
	2,370	2,380	2,112
Goodwill impairment	8	–	–
Total operating expenses, excluding regulatory provisions	10,181	10,253	10,550
Regulatory provisions:
Payment protection insurance provision	1,300	1,350	4,000
Other regulatory provisions[1]	865	1,024	837
	2,165	2,374	4,837
Total operating expenses	12,346	12,627	15,387
Cost:income ratio (%)[2]	66.2	73.1	88.3

1	In 2016, regulatory provisions of £61 million (2017: £nil; 2015: £nil) were charged against income.

2	Total operating expenses divided by total income, net of insurance claims.

2017 COMPARED WITH 2016

Operating expenses decreased by £281 million, or 2 per cent, to £12,346 million in 2017 compared with £12,627 million in 2016. This decrease principally reflects the fact that 2017 includes a regulatory provisions charge of £2,165 million, which was £209 million, or 9 per cent, lower than the charge of £2,374 million in 2016.

Staff costs were £207 million, or 4 per cent, lower in 2017 at £4,610 million compared to £4,817 million in 2016, reflecting, in particular, the impact of reduced headcount. On a full-time equivalent basis, the Group had 67,905 employees at the end of 2017, a reduction of 2,528 from 70,433 employees at 31 December 2016; and this represents an underlying reduction of 4,231 employees offset by an increase of 1,703 employees as a result of the acquisition of MBNA. Salaries were £71 million, or 3 per cent, lower at £2,679 million in 2017 compared with £2,750 million in 2016. Pension costs were £70 million, or 13 per cent, higher at £625 million in 2017 compared to £555 million in 2016; social security costs were £2 million, or 1 per cent, lower at £361 million in 2017 compared with £363 million in 2016; and other staff costs were £15 million, or 3 per cent, higher at £448 million in 2017 compared with £433 million in 2016.

Premises and equipment costs were £58 million, or 9 per cent, higher at £730 million in 2017 compared to £672 million in 2016. Rent and rates were unchanged at £365 million; repairs and maintenance costs were £44 million, or 24 per cent, higher at £231 million in 2017 compared to £187 million in 2016, as a result of charges relating to property rationalisation, and other premises and equipment costs increased by £14 million, or 12 per cent, from £120 million in 2016 to £134 million in 2017.

Other expenses, excluding the regulatory provisions charges, were 79 million, or 3 per cent, higher at £2,463 million in 2017 compared with £2,384 million in 2016. Communications and data processing costs were £34 million, or 4 per cent, higher at £882 million in 2017 compared with

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

£848 million in 2016 as a result of the acquisition of MBNA and project costs; professional fees were £63 million, or 24 per cent, higher at £328 million in 2017 compared to £265 million in 2016 as a result of costs in relation to regulatory developments such as ring-fencing; and advertising and promotion costs were £10 million, or 5 per cent, higher at £208 million in 2017 compared with £198 million in 2016, in part reflecting the acquisition of MBNA. The cost of the Bank levy was £31 million, or 16 per cent, higher at £231 million in 2017 compared to £200 million in 2016. Other costs were £59 million, or 7 per cent, lower at £814 million in 2017 compared with £873 million in 2016.

Depreciation and amortisation costs were £10 million lower at £2,370 million in 2017 compared with £2,380 million in 2016. Charges for the depreciation of tangible fixed assets were £183 million, or 10 per cent, higher at £1,944 million in 2017 compared to £1,761 million in 2016, in line with increased operating lease asset balances. The charge for the amortisation of intangible assets was £190 million, or 33 per cent, lower at £392 million in 2017 compared to £582 million in 2016, reflecting the fact that the core deposit intangible arising from the HBOS acquisition became fully amortised in the early part of 2017, only partly offset by charges relating to the purchased credit card receivable established on the MBNA acquisition and to software.

The Group incurred a regulatory provisions charge in operating expenses of £2,165 million in 2017 compared to £2,374 million in 2016 (in addition there was £61 million in the year ended 31 December 2016 which was charged against income) of which £1,300 million (2016: £1,350 million) related to payment protection insurance.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRMENT
	2017	2016	2015
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	697	592	443
Debt securities classified as loans and receivables	(6)	–	(2)
Total impairment losses on loans and receivables	691	592	441
Impairment of available-for-sale financial assets	6	173	4
Other credit risk provisions	(9)	(13)	(55)
Total impairment charged to the income statement	688	752	390

2017 COMPARED WITH 2016

Impairment losses decreased by £64 million, or 9 per cent, to £688 million in 2017 compared to £752 million in 2016, as a charge of £118 million in the MBNA business since acquisition has offset the impact of the charge in respect of available-for-sale financial assets in 2016 which was not repeated in 2017.

The impairment charge in respect of loans and advances to customers was £105 million, or 18 per cent, higher at £697 million in 2017 compared to £592 million in 2016. In Retail, overall credit performance in the mortgage book remains stable. The average indexed loan to value (LTV) improved to 43.6 per cent (31 December 2016: 44.0 per cent) while the percentage of lending with an indexed LTV of greater than 100 per cent fell to 0.6 per cent (31 December 2016: 0.7 per cent). The UK Motor Finance book continues to benefit from conservative residual values and prudent provisioning and impaired loans as a percentage of closing advances were stable. The credit card book also continued to perform strongly with reductions in persistent debt while the MBNA portfolio performed in line with both the Group’s expectations and the existing credit card book. Impaired credit card balances as a percentage of closing advances improved. Increased charges in Commercial Banking were driven by a lower level of releases and recoveries rather than a deterioration in the underlying portfolio, both 2016 and 2017 included material charges against a single customer (2016: oil and gas sector, 2017: construction sector), but otherwise gross charges have remained relatively low. The Commercial Banking portfolio continues to benefit from effective risk management, a relatively benign economic environment and continued low interest rates. The impairment charge relating to assets which are outside of the Group’s risk appetite increased.

The impairment charge in respect of available-for-sale financial assets was £6 million in 2017, compared to £173 million in 2016, as a result of a charge in 2016 in respect of certain equity investments; and there was a credit of £9 million (2016: credit of £13 million) in respect of other credit risk provisions.

2016 COMPARED WITH 2015

Impairment losses increased by £362 million, or 93 per cent, to £752 million in 2016 compared to £390 million in 2015, largely due to lower levels of releases and write-backs and a charge in respect of available-for-sale financial assets.

The impairment charge in respect of loans and advances to customers was £149 million, or 34 per cent, higher at £592 million in 2016 compared to £443 million in 2015. In Retail, increased charges reflected a lower level of benefit from improvements in house prices in the secured book. The increased charges in Commercial Banking were driven by lower levels of releases and recoveries as well as overall growth in the consumer finance book and the non-recurrence of a favourable one-off release in 2015. The impairment charge relating to assets which are outside of the Group’s risk appetite reduced, reflecting the continued run down of the portfolio.

The impairment charge in respect of available-for-sale financial assets was £173 million in 2016, compared to £4 million in 2015, as a result of a charge in respect of certain equity investments; and there was a credit of £13 million (2015: credit of £55 million) in respect of other credit risk provisions, in both years reflecting improved credit quality in a number of corporate relationships.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TAXATION
	2017	2016	2015
	£m	£m	£m
UK corporation tax:
Current tax on profits for the year	(1,346)	(1,010)	(485)
Adjustments in respect of prior years	126	156	(90)
	(1,220)	(854)	(575)
Foreign tax:
Current tax on profits for the year	(40)	(20)	(24)
Adjustments in respect of prior years	10	2	27
	(30)	(18)	3
Current tax (charge) credit	(1,250)	(872)	(572)
Deferred tax	(478)	(852)	(116)
Tax expense	(1,728)	(1,724)	(688)

2017 COMPARED WITH 2016

In 2017, a tax expense of £1,728 million arose on the profit before tax of £5,625 million and in 2016 a tax expense of £1,724 million arose on the profit before tax of £3,888 million. The statutory corporation tax rates were 19.25 per cent for 2017 and 20 per cent for 2016.

The tax expense for 2017 represents an effective tax rate of 31 per cent; the high effective tax rate in 2017 was largely due to the banking surcharge, and restrictions on the deductibility of conduct provisions.

2016 COMPARED WITH 2015

In 2016, a tax expense of £1,724 million arose on the profit before tax of £3,888 million and in 2015 a tax expense of £688 million arose on the profit before tax of £1,644 million. The statutory corporation tax rates were 20 per cent for 2016 and 20.25 per cent for 2015.

The tax expense for 2016 represented an effective tax rate of 44 per cent; the high effective tax rate in 2016 was largely due to the banking surcharge, restrictions on the deductibility of conduct provisions and the negative impact on the net deferred tax asset of both the change in corporation tax rate and the expected utilisation by the life assurance business.

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

As part of a Group restructuring during 2017:

–	the Consumer Finance division has now become part of Retail;

–	the Group’s UK wealth business, previously part of Retail, has been transferred to the Insurance division, now renamed Insurance and Wealth;

–	the Group’s International wealth business, previously part of Retail, has been transferred to the Commercial Banking division; and

–	the Group’s venture capital business, previously part of Commercial Banking, has been transferred to Other.

Comparatives have been restated accordingly. Following this restructuring, the Group’s activities are now organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth.

Comparisons of results on a historical consolidated statutory basis are impacted by a number of items. In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on an ‘underlying’ basis. The following items are excluded in arriving at underlying profit:

–	losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;

–	market volatility and asset sales, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses and insurance gross up;

–	the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;

–	restructuring costs comprising costs relating to the Simplification programme and the costs of implementing regulatory reform and ring fencing, rationalisation of the non-branch property portfolio and the integration of MBNA;

–	TSB build and dual running costs and the loss relating to the TSB sale in 2015; and

–	payment protection insurance and other conduct provisions,

The results of the businesses are set out below on the underlying basis:

	2017	2016	[1]	2015	[1]
	£m	£m		£m
Retail	4,403	4,058		4,255
Commercial Banking	2,489	2,379		2,383
Insurance and Wealth	939	973		1,090
Other	662	457		384
Underlying profit before tax	8,493	7,867		8,112

1	Segmental analysis restated, as explained above.
24

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reconciliation of underlying profit to statutory profit before tax for the year
		2017	2016	2015
	Note	£m	£m	£m
Underlying profit before tax		8,493	7,867	8,112
Enhanced Capital Notes	1	–	(790)	(101)
Market volatility and asset sales	2	279	439	(81)
Amortisation of purchased intangibles	3	(91)	(340)	(342)
Restructuring and TSB dual running costs	4	(621)	(622)	(255)
Charge relating to TSB disposal	5	–	–	(660)
Fair value unwind and other items	6	(270)	(231)	(192)
Payment protection insurance provision	7	(1,300)	(1,350)	(4,000)
Other conduct provisions	8	(865)	(1,085)	(837)
Statutory profit before tax		5,625	3,888	1,644

1.	Enhanced Capital Notes

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

In the year ended 31 December 2015, a charge of £101 million arose from the change in fair value of the embedded equity conversion feature.

2.	Market volatility and asset sales

Market volatility and asset sales of £279 million included positive volatility in the insurance business of £286 million. The credit of £439 million in 2016 included the gain on sale of Visa Europe of £484 million partly offset by negative volatility in the insurance business of £91 million.

The Group’s statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility.

In 2017, the Group’s statutory result before tax included positive insurance and policyholder interests volatility totalling £286 million compared to negative volatility of £91 million in 2016 and negative volatility of £105 million in 2015.

Volatility comprises the following:

	2017	2016	2015
	£m	£m	£m
Insurance volatility	196	(152)	(303)
Policyholder interests volatility	190	241	87
Insurance hedging arrangements	(100)	(180)	111
Total	286	(91)	(105)

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

The expected gross investment returns used to determine the underlying profit of the business are based on prevailing market rates and published research into historical investment return differentials for the range of assets held. The basis for calculating these expected returns reflects an average of the 15 year swap rate over the preceding 12 months updated throughout the year to reflect changing market conditions. The positive insurance volatility during 2017 of £196 million primarily reflects positive returns on equities.

Policyholder interests volatility

The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life, pensions and investments business. In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

managed, adjustments are made to remove this volatility from underlying profits. The effect of these adjustments is separately disclosed as policyholder interests volatility.

Accounting standards require that tax on policyholder investment returns relating to life products should be included in the Group’s tax expense rather than being offset against the related income. The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge. Timing and measurement differences exist between provisions for tax and charges made to policyholders. Consistent with the expected approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility. In 2017, the statutory profit before tax included a credit to other income which relates to policyholder interests volatility totalling £190 million reflecting movements in equity, bond and gilt returns relating to life products.

Insurance hedging arrangements

The Group purchased put option contracts in 2017 to protect against deterioration in equity market conditions and the consequent negative impact on the value of in-force business on the Group balance sheet. These were financed by selling some upside potential from equity market movements. A loss of £100 million was recognised in relation to these contracts in 2017, which was less than the gain from the underlying exposure.

3.	Amortisation of purchased intangibles

The Group incurred a charge for the amortisation of intangible assets, principally those recognised on the acquisition of HBOS in 2009, of £91 million (2016: £340 million; 2015: £342 million); the lower charge in 2017 reflects the fact that the core deposit intangible arising from the HBOS acquisition is now fully amortised.

4.	Restructuring costs and TSB build and dual-running costs

Restructuring costs in 2017 were £621 million and comprised severance costs relating to the Simplification programme, the rationalisation of the non-branch property portfolio, the integration of MBNA and the work on implementing the ring-fencing requirements.

Restructuring costs were £622 million in 2016 and comprised costs relating to the Simplification programme, the announced rationalisation of the non-branch property portfolio and the work on implementing the ring-fencing requirements. Restructuring costs of £170 million in 2015 related to the next phase of Simplification announced in October 2014.

During 2015, the Group completed the European Commission (EC) mandated business disposal of TSB. TSB dual-running costs in the year ended 31 December 2015 totalled £85 million. The dual-running costs included the costs of TSB’s standalone treasury, finance, human resources and other head office functions.

5.	Charge relating to TSB disposal

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

6.	Fair value unwind and other items

The statutory (IFRS) results include the impact of the acquisition-related fair value adjustments, principally those arising from the acquisition of HBOS in 2009; these adjustments affect a number of line items.

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

7.	Payment protection insurance provision

There was a charge of £1,300 million (2016: £1,350 million; 2015: £4,000 million) in respect of Payment Protection Insurance (PPI), claim levels having increased as expected in the third quarter of 2017 following the FCA advertising campaign and increased marketing activity from claims management companies (CMCs). The remaining provision is consistent with an average of 11,000 complaints per week (higher than the Group’s previously assumed run-rate of about 9,000 per week) through to the industry deadline of August 2019.

8.	Other conduct provisions

Other conduct provisions of £865 million (2016: £1,085 million; 2015: £837 million) cover a number of items including £245 million in relation to packaged bank accounts and £245 million in respect of arrears handling. Following a review of the Group’s arrears handling activities, the Group has put in place a number of actions to improve further its handling of customers in these areas and has made good progress in reimbursing mortgage arrears fees to the 590,000 impacted customers. The Group is also currently undertaking a review of the HBOS Reading fraud and is in the process of paying compensation to the victims of the fraud for economic losses as well as ex-gratia payments and awards for distress and inconvenience. A provision of £100 million was taken and reflects the estimated compensation costs for HBOS Reading.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

DIVISIONAL RESULTS

RETAIL

Retail offers a broad range of financial service products, including current accounts, savings, mortgages, credit cards, motor finance and unsecured loans to personal and business banking customers. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value to customers, and by providing them with greater choice and flexibility. Retail operates a multi-brand and multi-channel strategy and continues to simplify the business and provide more transparent products, helping to improve service levels and reduce conduct risks, whilst working within a prudent risk appetite.

	2017	2016[1]	2015[1]
	£m	£m	£m
Net interest income	8,706	8,073	8,253
Other income	2,217	2,162	2,263
Total income	10,923	10,235	10,516
Operating lease depreciation	(946)	(775)	(720)
Net income	9,977	9,460	9,796
Operating expenses	(4,857)	(4,748)	(4,958)
Impairment	(717)	(654)	(583)
Underlying profit	4,403	4,058	4,255

1	Restated, as explained on page 24.

2017 COMPARED WITH 2016

Underlying profit increased by £345 million, or 9 per cent, to £4,403 million in 2017 compared to £4,058 million in 2016, including MBNA which was acquired on 1 June 2017.

Net interest income increased by £633 million, or 8 per cent, to £8,706 million in 2017 compared to £8,073 million in 2016, reflecting the acquisition of MBNA and driven by deposit repricing offsetting mortgage margin pressures.

Other income increased £55 million, or 3 per cent, to £2,217 million in 2017 compared to £2,162 million in 2016, driven by continued fleet growth in Lex Autolease.

Operating lease depreciation increased £171 million, or 22 per cent, to £946 million in 2017 compared to £775 million in 2016, again driven by continued fleet growth in Lex Autolease and increased conservatism in residual value management.

Operating expenses increased by £109 million, or 2 per cent, to £4,857 million in 2017 compared to £4,748 million in 2016 mainly due to the inclusion of MBNA as well as increased investment spend and pay-related growth, partly offset by underlying efficiency savings.

Impairment increased by £63 million, or 10 per cent, to £717 million in 2017 compared to £654 million in 2016, largely due to the addition of MBNA, partly offset by a lower charge reflecting the resilient economic environment.

2016 COMPARED WITH 2015

Underlying profit decreased by £197 million, or 5 per cent, to £4,058 million in 2016 compared to £4,255 million in 2015, reflecting the challenging interest rate environment and continued pressure on other operating income.

Net interest income decreased by £180 million, or 2 per cent, to £8,073 million in 2016 compared to £8,253 million in 2015, largely due to a reduction in mortgage balances following the focus on maximising margins as well as lower hedge income partly offset by continued growth in Black Horse.

Other income decreased £101 million, or 4 per cent, to £2,162 million in 2016 compared to £2,263 million in 2015, driven by changing customer behaviour and improvements to the customer propositions along with market-wide reduction in credit card interchange fees, partly offset by continued fleet growth in Lex Autolease.

Operating lease depreciation increased £55 million, or 8 per cent, to £775 million in 2016 compared to £720 million in 2015, driven by the continued fleet growth in Lex Autolease.

Operating expenses decreased by £210 million, or 4 per cent, to £4,748 million in 2016 compared to £4,958 million in 2015 with continued investment in the business more than offset by underlying efficiency savings.

Impairment increased by £71 million, or 12 per cent, to £654 million in 2016 compared to £583 million in 2015. Underlying credit quality remained stable.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COMMERCIAL BANKING

Commercial Banking has a client-led, low risk, capital efficient strategy, helping UK-based clients and international clients with a link to the UK. Through its four client facing segments – SME, Mid Markets, Global Corporates and Financial Institutions – it provides clients with a range of products and services such as lending, transactional banking, working capital management, risk management and debt capital markets services.

	2017	2016 [1]	2015 [1]
	£m	£m	£m
Net interest income	3,086	2,934	2,774
Other income	1,761	1,756	1,842
Total income	4,847	4,690	4,616
Operating lease depreciation	(44)	(105)	(30)
Net income	4,803	4,585	4,586
Operating expenses	(2,199)	(2,189)	(2,225)
Impairment	(115)	(17)	22
Underlying profit	2,489	2,379	2,383

1	Restated, as explained on page 24.

2017 COMPARED WITH 2016

Commercial Banking underlying profit increased by £110 million, to £2,489 million in 2017 compared to £2,379 million in 2016 due to income growth and active cost management.

Net interest income increased by £152 million, or 5 per cent, to £3,086 million in 2017 compared to £2,934 million in 2016 with an improvement in net interest margin supported by broad based franchise growth and increased net asset margin.

Other income increased by £5 million to £1,761 million in 2017 compared to £1,756 million in 2016 despite fewer significant transactions in the second half and reduced client activity.

Operating lease depreciation decreased by £61 million to £44 million in 2017 compared to £105 million in 2016 due to lower accelerated charges.

Operating expenses increased by £10 million to £2,199 million in 2017 compared to £2,189 million in 2016.

Impairments increased by £98 million, to £115 million charge in 2017 compared to £17 million in 2016, driven by a lower level of releases and recoveries rather than a deterioration in the underlying portfolio; both 2016 and 2017 included material charges against a single customer (2016: oil and gas sector, 2017: construction sector), but otherwise gross charges have remained relatively low.

2016 COMPARED WITH 2015

Commercial Banking underlying profit decreased by £4 million, to £2,379 million in 2016 compared to £2,383 million in 2015 due to additional charges relating to certain leasing assets partially offset by total income growth.

Net interest income increased by £160 million, or 6 per cent, to £2,934 million in 2016 compared to £2,774 million in 2015 with an improvement in net interest margin supported by high quality deposit growth, disciplined deposit pricing and reduced funding costs.

Other income decreased by £86 million, or 5 per cent, to £1,756 million in 2016 compared to £1,842 million in 2015 driven by non-recurring income recognised in 2015, relating to refinancing support of Global Corporates clients.

Operating lease depreciation increased by £75 million to £105 million in 2016 compared to £30 million in 2015 due to additional charges relating to certain leasing assets.

Operating expenses decreased by £36 million to £2,189 million in 2016 compared to £2,225 million in 2015.

Impairments increased by £39 million, to a charge of £17 million in 2016 compared to a release of £22 million in 2015.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE AND WEALTH

Insurance and Wealth offers insurance, investment and wealth management products and services. It supports over 9 million customers with total customer assets under management of £145 billion and annualised annuity payments to customers in retirement of approximately £1 billion. The division’s strategic aim is to be the best insurer and wealth management business in the UK. It is committed to providing trusted, value for money products and services to meet the needs of its customers.

	2017	2016	[1]	2015 [1]
	£m	£m		£m
Net interest income	133	80		59
Other income	1,846	1,939		1,986
Total income, net of insurance claims	1,979	2,019		2,045
Operating expenses	(1,040)	(1,046)		(954)
Impairment	–	–		(1)
Underlying profit	939	973		1,090

1	Restated, as explained on page 24.

2017 COMPARED WITH 2016

Underlying profit from Insurance and Wealth was £34 million, or 3 per cent lower at £939 million compared to £973 million in 2016 as a result of lower Wealth income. Income in insurance and overall costs remained flat, with higher investment costs offset by lower business as usual costs.

Net interest income increased by £53 million, or 66 per cent, to £133 million from £80 million in 2016 due to a lower net interest expense within Insurance reflecting reduced funding costs.

Other income decreased by £93 million, or 5 per cent, to £1,846 million from £1,939 million in 2016 reflecting lower margins in Insurance as a result of the competitive environment, strengthening of underlying assumptions and lower bulk annuity sales. General insurance income fell due to the continued competitiveness of the home insurance marketplace.

Total costs were £6 million lower, with higher investment costs offset by lower business as usual costs.

2016 COMPARED WITH 2015

Underlying profit from Insurance and Wealth was £117 million, or 11 per cent lower at £973 million compared to £1,090 million in 2015. A 17 per cent increase in insurance new business income was more than offset by adverse economics impacting insurance existing business income together with increased investment costs.

Net interest income increased by £21 million, or 35 per cent, to £80 million from £59 million in 2015 due to a lower net interest expense within Insurance from lower interest rates. Net interest income within Wealth remained steady.

Other income decreased by £47 million, or 2 per cent, to £1,939 million from £1,986 million in 2015. The decrease was driven by adverse economics impacting existing business income partly offset by the four bulk annuity deals completed in the year. General insurance income net of claims increased as a result of lower weather related claims.

Total costs were £92 million higher reflecting increased investment and £28 million annual levy associated with the Flood Re scheme.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INCOME BY PRODUCT GROUP

	2017			2016[1]			2015[1]
	New	Existing		New	Existing		New	Existing
	business	business	Total	business	business	Total	business	business	Total
	income	income	income	income	income	income	income	income	income
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Workplace	107	96	203	123	103	226	140	134	274
Planning and retirement	95	91	186	109	95	204	40	94	134
Bulk annuities	54	26	80	121	16	137	125	–	125
Protection	13	20	33	19	17	36	12	19	31
Longstanding life, pensions and investments	12	440	452	9	441	450	9	526	535
	281	673	954	381	672	1,053	326	773	1,099
Life and pensions experience and other items			358			202			242
General Insurance			298			354			323
			1,610			1,609			1,664
Wealth			369			410			381
Total income			1,979			2,019			2,045

1	Restated, as explained on page 24.

2017 COMPARED WITH 2016

New business income has decreased by £100 million to £281 million. Excluding bulk annuities and 2016 with profits fund annuity transfer within planning and retirement, new business income remains stable.

Existing business income has increased by £1 million to £673 million, with positive impact of economics offset by legacy products run-off.

Experience and other items contributed a net benefit of £358 million, including benefits as a result of changes to longevity assumptions. These include both experience in the annuity portfolio and the adoption of a new industry model reflecting an updated view of future life expectancy.

2016 COMPARED WITH 2015

New business income has increased by £55 million to £381 million driven by growth in planning and retirement and protection propositions. This has more than offset lower income from workplace.

Existing business income has decreased by £101 million, primarily driven by adverse economics.

There was a net benefit of £202 million as a result of experience and other items. This included one off benefits following an update to the methodology for calculating the illiquidity premium and the addition of a new death benefit to legacy pension contracts, to align terms with other pensions products. These were partly offset by the effect of recent reforms on activity within the pensions market.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER

Other comprises Run-off, the results of TSB up until loss of control in March 2015 and Central items.

Run-off

Run-off comprises assets classified as outside the Group’s risk appetite.

	2017	2016	2015
	£m	£m	£m
Net interest expense	(91)	(110)	(88)
Other income	42	120	145
Total income	(49)	10	57
Operating lease depreciation	(63)	(15)	(14)
Net income	(112)	(5)	43
Operating expenses	(54)	(77)	(150)
Impairment release (charge)	41	26	(8)
Underlying loss	(125)	(56)	(115)

2017 COMPARED WITH 2016

The underlying loss deteriorated by £69 million to £125 million in 2017 compared to £56 million in 2016, with reduced income and operating costs both reflecting further reductions in these portfolios of lending which are outside of the Group’s risk appetite.

Net interest expense improved by £19 million, or 17 per cent, to £91 million in 2017 compared to £110 million in 2016, however other income reduced by £78 million, or 65 per cent, to £42 million in 2017 compared to £120 million in 2016.

There was an increase of £48 million in the charge for operating lease depreciation, net of profits on sale of operating lease assets, from £15 million in 2016 to £63 million in 2017.

Operating costs were £23 million, or 30 per cent, lower at £54 million in 2017 compared to £77 million in 2016 and there was an increased impairment release of £41 million which was £15 million, or 58 per cent, higher than the release of £26 million in 2016.

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

Impairment was a credit of £26 million compared to a charge of £8 million in 2015, in particular reflecting a credit in 2016 compared to a charge in 2015 in relation to Irish lending.

Central items

Central items includes income and expenditure not attributed to divisions, including the costs of certain central and head office functions and the Group’s private equity business, Lloyds Development Capital.

	2017	2016	[1]	2015	[1]
	£m	£m		£m
Total income	825	546		403
Operating expenses	(34)	(33)		(24)
Impairment (charge) release	(4)	–		2
Underlying profit	787	513		381

1	Restated, as explained on page 24.

2017 COMPARED WITH 2016

The underlying profit in Central items was £274 million, or 53 per cent, higher at £787 million in 2017 compared to £513 million in 2016.

Total income increased by £279 million, or 51 per cent, from £546 million in 2016 to £825 million in 2017 largely as a result of the gain of £146 million on the sale of the Group’s interest in Vocalink and the gains on sales of liquid assets, including gilts, of £ 274 million (2016: £112 million).

Operating expenses were £1 million, or 3 per cent, higher at £34 million in 2017 compared to £33 million in 2016.

There was a small impairment charge of £4 million in 2017 (2016: £nil).

2016 COMPARED WITH 2015

The underlying profit in Central items was £132 million, or 35 per cent, higher at £513 million in 2016 compared to £381 million in 2015.

Total income increased by £143 million, or 35 per cent, from £403 million in 2015 to £546 million in 2016, largely as a result of sales of liquid assets including gilts, and the timing of dividends from the Group’s strategic investments.

Operating expenses were £9 million, or 38 per cent, higher at £33 million in 2016 compared to £24 million in 2015.

There was a small impairment credit of £2 million in 2015 but this was not repeated in 2016.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TSB

TSB served retail and small business customers; providing a full range of retail banking products. The Group sold its controlling interest in TSB in March 2015 and ceased to consolidate TSB’s results at that point.

	2017	2016	2015
	£m	£m	£m
Net interest income	–	–	192
Other income	–	–	31
Total income	–	–	223
Operating expenses	–	–	(86)
Impairment	–	–	(19)
Underlying profit	–	–	118

TSB results are shown on a Lloyds Banking Group reporting basis. The costs of TSB’s head office functions are excluded from underlying profit.

2016 COMPARED WITH 2015

Because TSB was sold during 2015, no results were consolidated in 2016, this compared to a profit of £118 million in 2015, for the period up to sale in March 2015.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AVERAGE BALANCE SHEET AND NET INTEREST INCOME
	2017			2016			2015
	Average	Interest		Average	Interest		Average	Interest
	balance	income	Yield	balance	income	Yield	balance	income	Yield
	£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans and receivables:
Loans and advances to banks	67,049	271	0.40	82,409	381	0.46	94,543	397	0.42
Loans and advances to customers	464,944	14,712	3.16	457,622	15,190	3.32	464,012	16,256	3.50
Debt securities	3,332	43	1.29	3,797	56	1.47	2,139	40	1.87
Available-for-sale financial assets	50,049	980	1.96	40,604	762	1.88	40,967	725	1.77
Held-to-maturity investments	–	–	–	16,003	231	1.44	13,256	197	1.49
Total interest-earning assets of banking book	585,374	16,006	2.73	600,435	16,620	2.77	614,917	17,615	2.86
Total interest-earning trading securities and other financial assets at fair value through profit or loss	79,754	1,772	2.22	81,961	1,594	1.94	87,583	1,955	2.23
Total interest-earning assets	665,128	17,778	2.67	682,396	18,214	2.67	702,500	19,570	2.79
Allowance for impairment losses on loans and receivables	(2,161)			(2,536)			(4,729)
Non-interest earning assets	155,853			148,965			145,224
Total average assets and interest income	818,820	17,778	2.17	828,825	18,214	2.20	842,995	19,570	2.32

	2017			2016			2015
	Average			Average			Average
	interest	Net	Net	interest	Net	Net	interest	Net	Net
	earning	interest	interest	earning	interest	interest	earning	interest	interest
	assets	income	margin	assets	income	margin	assets	income	margin
	£m	£m	%	£m	£m	%	£m	£m	%
Average interest-earning assets and net interest income:
Banking business	585,374	10,912	1.86	600,435	9,274	1.54	614,917	11,318	1.84
Trading securities and other financial assets at fair value through profit or loss	79,754	1,294	1.62	81,961	1,060	1.29	87,583	1,205	1.38
	665,128	12,206	1.84	682,396	10,334	1.51	702,500	12,523	1.78
33

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2017			2016			2015
	Average	Interest		Average	Interest		Average	Interest
	balance	expense	Cost	balance	expense	Cost	balance	expense	Cost
	£m	£m	%	£m	£m	%	£m	£m	%
Liabilities and shareholders’ funds
Deposits by banks	6,758	80	1.18	10,540	68	0.65	10,442	43	0.41
Customer deposits	348,683	1,722	0.49	366,178	2,520	0.69	380,137	3,299	0.87
Liabilities to banks and customers under sale and repurchase agreements	18,943	110	0.58	8,342	38	0.46	5,960	34	0.57
Debt securities in issue[1]	72,762	266	0.37	85,030	799	0.94	85,462	586	0.69
Amounts payable to unitholders in consolidated open-ended investment vehicles	15,675	1,435	9.15	18,961	2,057	10.85	21,059	244	1.16
Subordinated liabilities	18,674	1,481	7.93	22,330	1,864	8.35	24,975	2,091	8.37
Total interest-bearing liabilities of banking book	481,495	5,094	1.06	511,381	7,346	1.44	528,035	6,297	1.19
Total interest-bearing liabilities of trading book	55,288	478	0.86	50,700	534	1.05	61,560	750	1.22
Total interest-bearing liabilities	536,783	5,572	1.04	562,081	7,880	1.40	589,595	7,047	1.20
Interest-free liabilities
Non-interest bearing customer accounts	66,276			54,379			45,294
Other interest-free liabilities	166,403			163,688			158,852
Non-controlling interests and shareholders’ funds	49,358			48,677			49,254
Total average liabilities and interest expense	818,820	5,572	0.68	828,825	7,880	0.95	842,995	7,047	0.84

1	The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 2.43 per cent (2016: 2.70 per cent; 2015: 2.76 per cent).

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS

The following table allocates changes in net interest income between volume and rate for 2017 compared with 2016 and for 2016 compared with 2015. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2017 compared with 2016			2016 compared with 2015
	Increase/(decrease)			Increase/(decrease)

	Total change	Volume	Rate	Total change	Volume	Rate
	£m	£m	£m	£m	£m	£m
Interest receivable and similar income
Loans and receivables:
Loans and advances to banks	(110)	(61)	(49)	(16)	(56)	40
Loans and advances to customers	(478)	231	(709)	(1,066)	(212)	(854)
Debt securities	(13)	(6)	(7)	16	24	(8)
Available-for-sale financial assets	218	185	33	37	(7)	44
Held-to-maturity investments	(231)	(231)	–	34	40	(6)
Total banking book interest receivable and similar income	(614)	118	(732)	(995)	(211)	(784)
Total interest receivable and similar income on trading securities and other financial assets at fair value through profit or loss	178	(49)	227	(361)	(109)	(252)
Total interest receivable and similar income	(436)	69	(505)	(1,356)	(320)	(1,036)
Interest payable
Deposits by banks	12	(45)	57	25	1	24
Customer deposits	(798)	(86)	(712)	(779)	(96)	(683)
Liabilities to banks and customers under sale and repurchase agreements	72	60	12	4	10	(6)
Debt securities in issue	(533)	(45)	(488)	213	(4)	217
Amounts payable to unitholders in consolidated open-ended investment vehicles	(622)	(301)	(321)	1,813	(228)	2,041
Subordinated liabilities	(383)	(290)	(93)	(227)	(221)	(6)
Total banking book interest payable	(2,252)	(707)	(1,545)	1,049	(538)	1,587
Total interest payable on trading and other liabilities at fair value through profit or loss	(56)	39	(95)	(216)	(114)	(102)
Total interest payable	(2,308)	(668)	(1,640)	833	(652)	1,485
35

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK OVERVIEW

Effective risk management and control

As a Group, managing risk effectively is fundamental to the Group’s strategy and to operating successfully. The Group is a simple, low risk, UK focused bank with a culture founded on a prudent through the cycle risk appetite.

A strong risk management culture is crucial for sustainable growth and within Lloyds it is at the heart of everything the Group does.

The Group’s approach to risk is founded on an effective control framework, which guides how its colleagues work, behave and the decisions they make. Risk appetite – the amount and type of risk the Group is prepared to seek, accept or tolerate – is approved by the Board and embedded in policies, authorities and limits across the Group.

The Group’s prudent risk culture and appetite, along with close collaboration between Risk division and the business, supports effective decision making and has enabled the Group to continue to deliver against its strategic priorities in 2017, simplifying and strengthening the business whilst growing in targeted areas. The Group has created a strong foundation to enable this progress, ensuring it reacts appropriately to the ever changing macroeconomic and regulatory environment.

RISK AS A STRATEGIC DIFFERENTIATOR

Group strategy and risk appetite are developed together to ensure one informs the other to deliver on the Group’s purpose to help Britain prosper whilst becoming the best bank for customers, colleagues and shareholders.

Risks are identified, managed and mitigated using the Group’s comprehensive Risk Management Framework (see overleaf), and the Group’s well articulated risk appetite provides a clear framework for effective decision making. The principal risks the Group faces, which could significantly impact the delivery of its strategy, are discussed on pages 39–44.

The Group believes effective risk management can be a strategic differentiator, in particular:

Prudent approach to risk

Implementing a prudent approach to risk across the Group and embedding a strong risk culture ensures alignment to the Group’s strategy.

Strong control framework

The Group’s Risk Management Framework is the foundation for the delivery of effective risk control and ensures that the Group risk appetite is continually developed and adhered to.

Business focus and accountability

Effective risk management is a key focus and is included in key performance measures against which business units are assessed. Business units in the first line of defence are accountable for risk with oversight from a strong and independent, second line of defence Risk division.

Effective risk analysis, management and reporting

Continuing to deliver regular close monitoring and stringent reporting to all levels of management and the Board ensures appetite limits are maintained and subject to stressed analysis at a risk type and portfolio level.

Sustainable growth

Embedding a risk culture that ensures proactive support and constructive challenge takes place across the business is important for delivering sustainable growth.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE GROUP’S RISK MANAGEMENT FRAMEWORK

The diagram below outlines the framework in place for risk management across the Group.

RISK CONSIDERATIONS

The potential risks and impacts arising from the external environment are outlined below, with links to the Group’s principal risks and strategic priorities. For information on how the Group manages its emerging risks, see page 47.

The links shown here between these five factors and the Group’s principal risks and strategic priorities are not an exhaustive list.

ECONOMY

Risk and potential impact

Economic headwinds such as rising inflation could impact households’ disposable income and businesses’ profitability, impairing customers’ ability to repay their borrowing, and potentially hindering sustainable growth.

The impact of EU exit on the Group’s portfolios remains uncertain. Operational changes are likely to be limited given the Group’s UK focus but the impact on the UK economy may affect business performance.

The Group considers an array of scenarios as part of its operating plan and stress testing exercises, to identify and implement appropriate mitigating actions.

Link to principal risks

Credit
Operational
Insurance underwriting
Capital
Funding and liquidity
Market

Link to strategic priorities

Maximising the Group’s capabilities
37

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

REGULATION AND LEGAL

Risk and potential impact

The financial services industry continues to experience significant legislative and regulatory change and interpretation giving rise to uncertainty surrounding the nature, scale and complexity of implementation requirements.

This has the potential to impact, for example, the resource and investment available to allocate to the Group’s strategic priorities.

The Group has a proven track record in implementing complex legal and regulatory programmes and will continue to manage any potential impact by remaining actively engaged with governmental bodies, regulatory authorities and industry associations.

Link to principal risks

Credit
Regulatory and legal
Capital
Funding and liquidity
Market

Link to strategic priorities

Delivering a leading customer experience

CUSTOMER

Risk and potential impact

The availability and delivery of services through digital channels is becoming increasingly important for customer satisfaction. Accelerated change in customer behaviour and expectations may require increased agility to accommodate the pace and scale of change and could lead to customer detriment if this change is poorly executed.

The Group will continue to focus on change execution whilst keeping pace with developments to meet new and evolving customer needs.

Link to principal risks

Regulatory and legal
Conduct
Operational

Link to strategic priorities

Delivering a leading customer experience

TECHNOLOGY

Risk and potential impact

New technologies such as public cloud and artificial intelligence along with growing interconnectivity between the Group, customers, and third parties create new risks.

Increasing capabilities of cyber-attackers and higher volumes of connected devices increases the potential for cyber-enabled fraud and other crime, including attacks that could disrupt service for customers.

The Group continues to optimise its approach to operational resilience by enhancing systems that support the Group’s critical business processes, evolving controls within new technologies and channels, and making significant investment to improve data privacy, including the security of data.

Link to principal risks

Conduct
Operational

Link to strategic priorities

Delivering a leading customer experience
Digitising the Group
38

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COMPETITION

Risk and potential impact

Technological change is driving an increase in the number, and changing the nature of competitors in the UK financial services industry, opening up opportunities for consumers even as levels of regulatory focus rise.

The Group must ensure that an unexpectedly fast pace of change, which may accelerate customer disintermediation, does not lead to its involvement in anti-competitive practices, or prevent certain customer groups from having equal access to its products and services.

The Group will continue to address this through innovation and developing new products that respond to market trends and meet customer changing needs.

Link to principal risks

Regulatory and legal
Conduct
Operational
People

Link to strategic priorities

Delivering a leading customer experience
Maximising the Group’s capabilities

PRINCIPAL RISKS

The most significant risks which could impact the delivery of the Group’s long-term strategic objectives and the Group’s approach to each risk, are detailed below.

As part of the Group’s ongoing assessment of the potential implications of the UK leaving the European Union, the Group continues to consider the impact to its customers, colleagues and products – as well as legal, regulatory, tax, financial and capital implications.

There remains continued uncertainty around both the UK and global political and macroeconomic environment. The potential impacts of external factors have been considered in all principal risks to ensure any material uncertainties continue to be monitored and are appropriately mitigated.

Principal risks and uncertainties are reviewed and reported regularly. This year the Group has added a new principal risk, model risk, to reflect the Group’s increasing use of analytics and models to make decisions.

Credit

The risk that parties with whom the Group has contracted, fail to meet their financial obligations (both on and off balance sheet).

Example

Adverse impact on profitability due to an increase in impairment losses, write downs and/or decrease in asset valuations which can occur for a number of reasons, including adverse changes in the economic, geopolitical and market environment. For example, low interest rates have helped customer affordability, but there is a risk of increased defaults as interest rates rise.

Key mitigating actions

Credit policy, incorporating prudent lending criteria, aligned with Board approved risk appetite, to effectively manage risk.

Robust risk assessment and credit sanctioning to ensure the Group lends appropriately and responsibly.

Extensive and thorough credit processes and controls to ensure effective risk identification, management and oversight.

Effective, well-established governance process supported by independent credit risk assurance.

Early identification of signs of stress leading to prompt action in engaging the customer.

Key risk indicators
Impairment charge	Impaired assets
£795m	£7,841m
2016: £645m	2016: £8,495m

Alignment to strategic priorities and future focus

Maximising the Group’s capabilities

The Group seeks to support sustainable growth in its targeted segments. The Group has a conservative and well balanced credit portfolio, managed through the economic cycle and supported by strong credit portfolio management.

The Group is committed to better addressing its customers’ banking needs through consistent, fair and responsible credit risk decisions, aligned to customers’ circumstances, whilst staying within prudent risk appetite.

Impairments remain below long-term levels and are expected to increase as the level of write-backs and releases reduces and impairments normalise.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Regulatory and legal

The risks of changing legislation, regulation, policies, voluntary codes of practice and their interpretation in the markets in which the Group operates may have a significant impact on the Group’s operations, business prospects, structure, costs and/or capital requirements and ability to enforce contractual obligations.

Examples

Increased regulatory oversight and prudential regulatory requirements.

Increased legislative requirements, such as ring-fencing legislation, Payment Services Directive 2 (PSD2), Open Banking and General Data Protection Regulation (GDPR).

Key mitigating actions

Ensure the Group develops comprehensive plans for delivery of all legal and regulatory changes and track their progress. Group-wide projects implemented to address significant impacts.

Continued investment in people, processes, training and IT to assess impact and help meet the Group’s legal and regulatory commitments.

Engage with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations.

Key risk indicators
Mandatory, legal and regulatory
investment spend
£886m
2016: £555m

Alignment to strategic priorities and future focus

Delivering a leading customer experience

The Group is committed to operating sustainably and responsibly, and commits significant resource and expense to ensure it meet its legal and regulatory obligations.

The Group responds as appropriate to impending legislation, regulation and associated consultations and participates in industry bodies. The Group continues to be subject to significant ongoing and new legislation, regulation and court proceedings.

Conduct

Conduct risk can arise from a number of areas including selling products to customers which do not meet their needs; failing to deal with customers’ complaints effectively; not meeting customers’ expectations; failing to promote effective competition in the interest of customers; and exhibiting behaviours which could impact on the integrity of the market or undermine wider regulatory standards.

Example

The most significant conduct cost in recent years has been PPI mis-selling.

Key mitigating actions

Conduct risk appetite metrics provide a granular view of how the Group’s products and services are performing for customers.

Product approval, continuous product review processes and customer outcome testing (across products and services) supported by conduct management information.

Learning from past mistakes through root cause analysis and clear customer accountabilities for colleagues, with rewards driven by customer-centric metrics.

Further enhancements and embedding of the Group’s framework to support customers in vulnerable circumstances.

Key risk indicators
Conduct risk appetite metric
performance-Group
92.3%
2016: 92.1%

Alignment to strategic priorities and future focus

Delivering a leading customer experience

As the Group transforms its business, minimising conduct risk is critical to achieving the Group’s strategic goals and meeting regulatory standards.

The Group’s focus on embedding a customer-centric culture and delivering good outcomes through good conduct is subject to robust review by the Group Customer First Committee. This supports the Group’s vision of being the best bank for customers, enabling the delivery of a leading customer experience through effective root cause analysis and learning from customer feedback.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operational

The Group faces significant operational risks which may disrupt services to customers, cause reputational damage, and result in financial loss. These include the availability, resilience and security of the Group’s core IT systems, unlawful or inappropriate use of customer data, theft of sensitive data, fraud and financial crime threats, and the potential for failings in the Group’s customer processes.

Example

The dynamic threat posed by cyber risk to the confidentiality and integrity of electronic data or the availability of systems.

Key mitigating actions

Investing in enhanced cyber controls to protect against external threats to the confidentiality or integrity of electronic data, or the availability of systems, and to ensure effective third party assurance.

Enhancing the resilience of systems that support critical business processes with independent verification of progress on an annual basis.

Significant investment in compliance with GDPR and Basel Committee on Banking Supervision standards.

Working with industry bodies and law enforcement agencies to identify and combat fraud and money laundering.

Key risk indicators
Availability of core systems
99.98%
2016: 99.97%

Alignment to strategic priorities and future focus

Delivering a leading customer experience

The Group recognises that resilient and secure technology, and appropriate use of data, is critical to delivering a leading customer experience and maintaining trust across the wider industry.

The availability and resilience of IT systems remains a key strategic priority and the Cyber Programme continues to focus on enhancing cyber security controls. Internal programmes ensure that data is used correctly, and the control environment is regularly assessed through both internal and third party testing.

People

Key people risks include the risk that the Group fails to maintain organisational skills, capability, resilience and capacity levels in response to organisational, political and external market change and evolving business needs.

Example

Inability to attract or retain colleagues with key skills could impact the achievement of business objectives.

Key mitigating actions

Focused action to attract, retain and develop high calibre people. Delivering initiatives which reinforce behaviours to generate the best outcomes for customers and colleagues.

Managing organisational capability and capacity to ensure there are the right skills and resources to meet the Group’s customers’ needs.

Effective remuneration arrangements to promote appropriate colleague behaviours and meet regulatory expectations.

Key risk indicators
Best bank for customers index
80%
2016: 77%

Alignment to strategic priorities
and future focus

Transforming ways of working

Continued regulatory change relating to personal accountability and remuneration rules could affect the Group’s ability to attract and retain the calibre of colleagues required to meet the Group’s changing customer needs. The Group will continue to invest in the development of colleague capabilities and agile working practices in order to deliver a leading customer experience, and to respond quickly to the rapidly evolving change in customers’ decision making in an increasingly digital marketplace.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Insurance underwriting

Key insurance underwriting risks within the Insurance business are longevity, persistency and property insurance. Longevity risk is expected to increase as the Group’s presence in the bulk annuity market increases.

Example

Uncertain property insurance claims impact Insurance earnings and capital, e.g. extreme weather conditions, such as flooding, can result in high property damage claims.

Key mitigating actions

Processes for underwriting, claims management, pricing and product design seek to control exposure. Longevity and bulk pricing experts support the bulk annuity proposition.

The merits of longevity risk transfer and hedging solutions are regularly reviewed for the Insurance business.

Property insurance exposures are mitigated by a broad reinsurance programme.

Key risk indicators
Insurance (Life and	General Insurance
Pensions) present	underwritten total
value of new business	gross written premiums
premiums
£9,951m	£733m
2016: £8,919m	2016: £831m

Alignment to strategic priorities and future focus

Delivering a leading customer experience

The Group is committed to meeting the changing needs of customers by working to provide a range of insurance products via multiple channels. The focus is on delivering a leading customer experience by helping customers protect themselves today whilst preparing for a secure financial future.

Strategic growth initiatives within Insurance are developed and managed in line with a defined risk appetite, aligned to the Group risk appetite and strategy.

Capital

The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

Example

A worsening macroeconomic environment could lead to adverse financial performance, which could deplete capital resources and/or increase capital requirements due to a deterioration in customers’ creditworthiness.

Key mitigating actions

A comprehensive capital management framework that includes setting of capital risk appetite and dividend policy.

Close monitoring of capital and leverage ratios to ensure the Group meets regulatory requirements and risk appetite.

Comprehensive stress testing analyses to evidence capital adequacy under various adverse scenarios.

Key risk indicators
Common equity	UK leverage ratio[1,3]
tier 1 ratio[1,2]
13.9%	5.4%
2016: 12.9%	2016: 5.2%

Alignment to strategic priorities and future focus

Maximising the Group’s capabilities

Ensuring the Group holds an appropriate level of capital to maintain financial resilience and market confidence, underpins the Group’s strategic objectives of supporting the UK economy and growth in targeted segments.

1	Adjusted basis.

2	CET1 ratio after ordinary dividends and share buyback. 2016 adjusted for MBNA.

3	Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Funding and liquidity

The risk that the Group has insufficient financial resources to meet its commitments as they fall due.

Example

A deterioration in either the Group’s or the UK’s credit rating, or a sudden and significant withdrawal of customer deposits, would adversely impact the Group’s funding and liquidity position.

Key mitigating actions

Holding liquid assets to cover potential cash and collateral outflows and to meet regulatory requirements. In addition, maintaining a further pool of assets that can be used to access central bank liquidity facilities.

Undertaking daily monitoring against a number of market and Group-specific early warning indicators.

Maintaining a contingency funding plan detailing actions and strategies available in stressed conditions.

Key risk indicators
LCR eligible
assets	Loan to deposit ratio
£121bn	110%
2016: £121bn	2016: 109%

Alignment to strategic priorities and future focus

Maximising the Group’s capabilities

The Group maintains a strong funding position in line with its low risk strategy and the loan to deposit ratio remains within the Group’s target range. The Group’s funding position allows the Group to grow targeted business segments and better address its customers’ needs.

Governance

Against a background of increased regulatory focus on governance and risk management, the most significant challenges arise from meeting the requirements to ring-fence core UK financial services and activities from January 2019 and further requirements under the Senior Manager & Certification Regime (SM&CR).

Examples

Inadequate or complex governance arrangements to address ring-fencing requirements could result in a weaker control environment, delays in decision making and lack of clear accountability.

Non-compliance with or breaches of SM&CR requirements could result in lack of clear accountability and legal and regulatory consequences.

Key mitigating actions

Leveraging the Group’s considerable change experience to meet ring-fencing requirements before the regulatory deadlines, and the continuing evolution of SM&CR.

Programme in place to address ring-fencing. In close and regular contact with regulators to develop and deploy the Group’s planned operating and legal structure.

Evolving risk and governance arrangements to continue to be appropriate to comply with regulatory objectives.

Key risk indicators

N/A

Alignment to strategic priorities and future focus

Delivering a leading customer experience

Ring-fencing will ensure the Group becomes safer and continues to deliver a leading customer experience by providing further protection to core retail and SME deposits, increasing transparency of the Group’s operations and facilitating the options available in resolution.

The Group’s governance framework and strong culture of ownership and accountability enabled effective, on time, compliance with the SM&CR requirements and enable the Group to demonstrate clear accountability for decisions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Market

The risk that the Group’s capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the banking business, equity and credit spreads in the Insurance business, and credit spreads in the Group’s defined benefit (DB) pension schemes.

Examples

Earnings are impacted by the Group’s ability to forecast and model customer behaviour accurately and establish appropriate hedging strategies.

The Insurance business is exposed indirectly to equity risk through the value of future management charges on policyholder funds. Credit spread risk within the Insurance business primarily arises from bonds and loans used to back annuities.

Narrowing credit spreads will increase the cost of pension scheme benefits.

Key mitigating actions

Structural hedge programmes implemented to manage liability margins and margin compression.

Equity and credit spread risks are closely monitored and, where appropriate, asset and liability matching is undertaken.

The Group’s DB pension schemes have increased their credit allocation and hedged against nominal rate and inflation movements.

Key risk indicators
IAS19 Pension surplus
£509m
2016: £(244)m

Alignment to strategic priorities and future focus

Maximising the Group’s capabilities

The Group actively manages its exposure to movements in market rates, to drive lower volatility earnings and offer a comprehensive customer proposition with hedging strategies to support strategic aims. Mitigating actions are implemented to reduce the impact of market movements, resulting in a more stable capital position. Effective interest rate and inflation hedging has kept volatility in the Group’s DB pension schemes low and helped to return the schemes to IAS19 surplus in 2017. This allows the Group to more efficiently utilise available capital resources to better enable the Group to maximise its capabilities.

Model (NEW)

The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of financial models and rating systems.

Examples

Examples of the consequences of inadequate models include:

Inappropriate levels of capital or impairments.

Inappropriate credit or pricing decisions.

Adverse impacts on funding or liquidity, or the Group’s earnings and profits.

Key mitigating actions

A comprehensive model risk management framework including:

Defined roles and responsibilities, with clear ownership and accountability.

Principles regarding the requirements of data integrity, development, validation, implementation and ongoing maintenance.

Regular model monitoring.

Independent review of models.

Periodic validation and re-approval of models.

Key risk indicators

N/A

Alignment to strategic priorities and future focus

Digitising the Group

The Group’s models play a vital role in supporting Group strategy to ensure profitable growth in targeted segments and the Group’s drive toward automation and digital solutions to enhance customer outcomes. Model risk management helps ensure these models are implemented in a controlled and safe manner for both the Group and customers.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK MANAGEMENT

Risk management is at the heart of the Group’s strategy to become the best bank for customers.

The Group’s mission is to support the business in delivering sustainable growth in targeted segments. This is achieved through informed risk decision making and superior risk and capital management, supported by a consistent risk-focused culture.

The risk overview (pages 36–44) provides a summary of risk management within the Group. It highlights the important role of risk as a strategic differentiator, along with a brief overview of the Group’s Risk Management Framework, the potential risks and impacts arising from the external environment, and the principal risks faced by the Group and key mitigating actions.

This full risk management section provides a more in-depth picture of how risk is managed within the Group, detailing the Group’s emerging risks, approach to stress testing, risk governance, committee structure, appetite for risk (pages 45–54) and a full analysis of the primary risk categories (pages 54–108) – the framework by which risks are identified, managed, mitigated and monitored.

Each risk category is described and managed using the following standard headings: definition, exposures, measurement, mitigation and monitoring.

The Group’s approach to risk

The Group operates a prudent approach to risk with rigorous management controls to support sustainable business growth and minimise losses. Through a strong and independent risk function (Risk division) a robust control framework is maintained to identify and escalate current and emerging risks to support sustainable business growth within Group risk appetite and through good risk reward decision making.

RISK CULTURE

The Board ensures that senior management implements risk policies and risk appetite that either limit or, where appropriate, prohibit activities, relationships and situations that could be detrimental to the Group’s risk profile.

As part of a conservative business model that embodies a risk culture founded on a prudent approach to managing risk, the Group reviewed its code of responsibility in 2017, reinforcing its approach under which colleagues are accountable for the risks they take and for prioritising their customers’ needs.

The focus remains on building and sustaining long-term relationships with customers cognisant of the economic climate.

RISK APPETITE

Risk appetite is defined as ‘the amount and type of risk that the Group is prepared to seek, accept or tolerate.’

Risk appetite is documented in a Group risk appetite statement which is reviewed by the Board Risk Committee and approved annually by the Board. The Group level metrics are supported by more detailed sub Board functional and divisional risk appetite metrics.

As a key component of the Risk Management Framework, Group risk appetite is embedded within principles, policies, authorities and limits across the Group and continues to evolve to reflect external market developments and composition of the Group.

The Group’s strategy operates in tandem with the Group risk appetite and business planning is undertaken with a view to meeting the requirements of the Group risk appetite. Performance is optimised by allowing business units to operate within approved risk appetite and limits.

The Board Risk Committee is responsible for overseeing the development, implementation and maintenance of the Group’s overall Risk Management Framework including its risk appetite, to ensure these are in line with emerging regulatory, corporate governance and industry best practice.

Group risk appetite includes the following areas:

Credit – the Group has a conservative and well balanced credit portfolio through the economic cycle, generating an appropriate return on equity, in line with the Group’s target return on equity in aggregate.

Conduct – the Group’s product design and sales practices ensure that products are transparent and meet customer needs.

Market – the Group has robust controls in place to manage the Group’s inherent market risk and does not engage in any proprietary trading, reflecting the customer focused nature of the Group’s activities.

Operational – the Group has robust controls in place to manage operational losses, reputational events and regulatory breaches.

Funding and liquidity – the Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding.

Capital – the Group maintains capital levels commensurate with a prudent level of solvency, and aims to deliver consistent and high quality earnings.

Regulatory and legal – the Group complies with all relevant regulation and all applicable laws (including codes of practice which have legal implications) and/or legal obligations.

People – the Group leads responsibly and proficiently, manages its people resource effectively, supports and develops colleague talent, and meets legal and regulatory obligations related to its people.

Governance – the Group has governance arrangements that support the effective long-term operation of the business, maximise shareholder value and meet regulatory and societal expectations.

Model – the Group has embedded a framework for the management of model risk to ensure effective control and oversight, compliance with all regulatory rules and standards, and to facilitate appropriate customer outcomes.

Financial reporting – the Group meets regulatory reporting and tax requirements in jurisdictions where it operates.

As separate regulated entities with their own Boards, the Insurance business and Lloyds Bank Corporate Markets each maintain their own risk appetite and framework, which are aligned to the Group risk appetite framework.

GOVERNANCE AND CONTROL

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Line managers are directly accountable for identifying and managing risks in their individual businesses, ensuring that business decisions strike an appropriate balance between risk and reward and are consistent with the Group’s risk appetite.

Clear responsibilities and accountabilities for risk are defined across the Group through a three lines of defence model which ensures effective independent oversight and assurance in respect of key decisions.

FINANCIAL REPORTING RISK MANAGEMENT SYSTEMS AND INTERNAL CONTROLS

The Group maintains risk management systems and internal controls relating to the financial reporting process, which are designed to:

–	ensure that accounting policies are consistently applied, transactions are recorded and undertaken in accordance with delegated authorities, that assets are safeguarded and liabilities are properly recorded;

–	enable the calculation, preparation and reporting of financial, prudential regulatory and tax outcomes in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements;

–	ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements and as far as possible are consistent with best practice and in compliance with the UK Finance Code for Financial Reporting Disclosure.

The financial reporting process is actively monitored at business unit and Group levels. There are specific programmes of work undertaken across the Group to support:

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

The Group has a Disclosure Committee which assists the Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements. In addition, the Audit Committee reviews the quality and acceptability of the Group’s financial disclosures. For further information on the Audit Committee’s responsibilities relating to financial reporting see pages 156–159.

RISK DECISION MAKING AND REPORTING

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

The Chief Risk Officer regularly informs the Board Risk Committee of the aggregate risk profile and has direct access to the Chairman and members of Board Risk Committee.

Table 1.1: Exposure to risk arising from the business activities of the Group

The table below provides a high level guide to how the Group’s business activities are reflected through its risk-weighted assets. Details of the business activities for each division are provided in the Divisional results on pages 27–32.

		Commercial	Insurance		Central
	Retail	Banking	& Wealth[1]	Run-off	items[2]	Group
	£bn	£bn	£bn	£bn	£bn	£bn
Risk-weighted assets (RWAs)
– Credit risk	71.1	71.2	0.6	7.1	14.5	164.5
– Counterparty credit risk[3]	–	7.1	–	–	0.8	7.9
– Market risk	–	3.0	–	–	0.1	3.1
– Operational risk	19.7	4.3	0.7	0.2	0.4	25.3
Total (excluding threshold)	90.8	85.6	1.3	7.3	15.8	200.8
–Threshold[4]					10.1	10.1
Total	90.8	85.6	1.3	7.3	25.9	210.9

1	As a separate regulated business, Insurance (excluding Wealth) maintains its own regulatory solvency requirements, including appropriate management buffers, and reports directly to the Insurance Board. Insurance does not hold any RWAs, as its assets are removed from the Banking Group’s regulatory capital calculations. However, in accordance with Capital Requirements Directive and Regulation (CRD IV) rules, part of the Group’s investment in Insurance is included in the calculation of threshold RWAs, while the remainder is taken as a capital deduction.

2	Central items include assets held outside the main operating divisions, including assets relating to Group Corporate Treasury which holds the Group’s liquidity portfolio, and Group Operations.

3	Exposures relating to the default fund of a central counterparty and credit valuation adjustment risk are included in counterparty credit risk.

4	Threshold is presented on a fully loaded CRD IV basis. Threshold risk-weighted assets reflect the proportion of significant investments and deferred tax assets that are permitted to be risk-weighted instead of deducted from common equity tier 1 (CET1) capital. Significant investments primarily arise from the investment in the Group’s Insurance business.
46

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

PRINCIPAL RISKS

The Group’s principal risks are shown in the risk overview (pages 39–44). The Group’s emerging risks are shown below. Full analysis of the Group’s risk categories is on pages 54–108.

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

There remains uncertainty as to the impact of EU exit on the regulatory and legal landscape; for example, the ability that the UK can continue to share data under the new data protection regime (both with other European countries and internationally) after EU exit.

–  The Group continues to embed the regulatory and legal agenda across all areas of the Group ensuring that the customer is at the heart of the Group’s business planning.

–  The Group works closely with regulatory authorities and industry bodies to ensure that the Group can identify and respond to the evolving regulatory and legal landscape.

–  The Group actively implements programmes to deliver regulatory and legal change requirements.

Macroeconomic headwinds and political uncertainties: Uncertainty over the UK’s eventual relationship with the EU, and the implications of a minority UK government, create a more uncertain outlook for the UK economy. A rise in global protectionism led by the US, fuelled by growing income inequality and an accompanying rise in political populism, and the recent indecisive German election, generate heightened risks to the global political and macroeconomic environment.

Further, high levels of credit market liquidity have reduced spreads and weakened terms in some sectors, creating a potential under-pricing of risk.

–  Internal contingency plans recalibrated and regularly reviewed for potential strategic, operational and reputational impacts, with a plan specifically for working through the potential impacts of the EU exit on the Group.

–  Engagement with politicians, officials, media, trade and other bodies to reassure the Group’s commitment to helping Britain prosper.

–  Wide array of risks considered in setting strategic plans.

–  Capital and liquidity is reviewed regularly through committees, ensuring compliance with risk appetite and regulatory requirements.

IT resilience and cyber: Increasing digitisation places greater reliance on the provision of resilient and secure services to customers. Continued increase in the volume and sophistication of cyber-attacks could disrupt service for customers, causing financial loss/reputational damage.

–  Continued investment in IT and to improve the effectiveness of the Group’s IT resilience.

–  Continued investment in the Group’s Cyber Programme to ensure confidentiality and integrity of data and availability of key systems.

–  Collaboration with regulators and law enforcement agencies.

Response to market changes (agility): As technology and customer needs change, the typical banking model is evolving and as such, operational complexity has the potential to restrict the Group’s speed of response.

–  The Group is transforming the business to improve customer experience by digitising customer journeys and leveraging branches for complex needs, in response to customers’ evolving needs and expectations.

–  The Group will deepen insight into customer segments, their perception of brands and what they value.

–  Agility will be increased by consolidating platforms and building new architecture aligned with customer journeys.

Strategic use of customer data: The implementation of open banking introduces data sharing with third parties, potentially increasing the risks of fraud and data loss. There is a continued need to defend against dynamic external challengers and meet consumer expectations. Failure to address growth in data movement or understand the supply chain/third party controls may increase exposure to cyber and fraud leading to conduct and reputational issues.

–  The Group has implemented open banking and is actively monitoring the implications for its customers, including protecting them from fraud.

–  The Group is making a significant investment to improve data privacy, including the security of data and oversight of third parties.

–  The Group’s strategy is to introduce advanced data management practices, based on Group-wide standards, data-first culture and modern enterprise data platforms, supported by a simplified modern IT architecture.

Geopolitical shocks: Current uncertainties could further impede the global economic recovery. Events in North Korea, Russia, the Middle-East, as well as terrorist activity, have the potential to trigger changes in the economic outlook, market risk pricing and funding conditions.

–  Risk appetite criteria limits single counterparty bank and non-bank exposures complemented by a UK-focused strategy.

–  The Chief Security Office develops and maintains the Stability Response Plan with the Financial Stability Response Team acting as a rapid reaction group, should an external crisis occur.

–  The Chief Security Office also maintains the operational resilience framework to embed resilience activities across the Group and limit the impact of internal or external events.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Capital stress testing

OVERVIEW

Stress testing is recognised as a key risk management tool within the Group by the Board, senior management, the businesses and the Risk and Finance functions. It is fully embedded in the planning process of the Group as a key activity in medium term planning, and senior management is actively involved in stress testing activities via a strict governance process.

The Group uses scenario stress testing for:

Risk identification:

–	To understand key vulnerabilities of the Group under adverse economic conditions.

Risk appetite:

–	Assess the results of the stress test against the Group’s risk appetite to ensure the Group is managed within its risk parameters.

–	Inform the setting of risk appetite by assessing the underlying risks under stress conditions.

Strategic and capital planning:

–	Allow senior management and the Board to adjust strategies if the plan does not meet risk appetite in a stressed scenario.

–	Support the Internal Capital Adequacy Assessment Process (ICAAP) by demonstrating capital adequacy, and meet the requirements of regulatory stress tests that are used to inform the setting of the Group’s Prudential Regulation Authority (PRA) and management buffers (see capital risk on pages 87–94).

Risk mitigation:

–	Drive the development of potential actions and contingency plans to mitigate the impact of adverse scenarios. Stress testing also links directly to the Group’s recovery planning process.

REGULATORY STRESS TESTS

The concurrent UK stress test run by the Bank of England was also undertaken in 2017. As announced in November, despite the severity of the stress scenario, the Group exceeded the capital and leverage thresholds set out for the purpose of the stress test and was not required to take any capital action as a result.

INTERNAL STRESS TESTS

On at least an annual basis, the Group conducts macroeconomic stress tests of the operating plan, which are supplemented with higher-level refreshes if necessary. The exercise aims to highlight the key vulnerabilities of the Group’s business plan to adverse changes in the economic environment, and to ensure that there are adequate financial resources in the event of a downturn.

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

OTHER STRESS TESTING ACTIVITY

The Group’s stress testing programme also involves undertaking assessment of liquidity scenarios, market risk sensitivities and scenarios, and business specific scenarios (see the primary risk categories on pages 54–108 for further information on risk specific stress testing). If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide ranging programme provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group.

METHODOLOGY

The stress tests at all levels must comply with all regulatory requirements, achieved through comprehensive construction of macroeconomic scenarios and a rigorous divisional, functional, risk and executive review and challenge process, supported by analysis and insight into impacts on customers and business drivers.

The engagement of all required business, Risk and Finance areas is built into the preparation process, so that the appropriate analysis of each risk category’s impact upon the business plans is understood and documented. The methodologies and modelling approach used for stress testing ensure that a clear link is shown between the macroeconomic scenarios, the business drivers for each area and the resultant stress testing outputs. All material assumptions used in modelling are documented and justified, with a clearly communicated review and sign-off process. Modelling is supported by expert judgement and is subject to the Group Model Governance Policy.

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

The review and challenge of the detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs conclude with the divisional Finance Directors’, appropriate Risk Directors’ and Managing Directors’ sign-off. The outputs are then presented to GFRC, Group Asset and Liability Committee/Group Risk Committee/Group Executive Committee and Board Risk Committee for Group level executive and non-executive review and challenge, before being approved by the Board.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

How risk is managed in Lloyds Banking Group

The Group’s Risk Management Framework (RMF) (see risk overview, page 37), is structured around the following components which meet and align with the industry-accepted internal control framework issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The RMF applies to every area of the business and covers all types of risk. It is reviewed, updated and approved by the Board at least annually to reflect any changes in the nature of the Group’s business and external regulations, law, corporate governance and industry best practice. In 2017 the annual update was also informed by the findings of an independent external review. The RMF provides the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across the Group.

ROLE OF THE BOARD AND SENIOR MANAGEMENT

Key responsibilities of the Board and senior management include:

–	setting risk appetite and approval of the RMF;

–	approval of Group-wide risk principles and policies;

–	the cascade of delegated authority (for example to Board sub-committees and the Group Chief Executive); and

–	effective oversight of risk management consistent with risk appetite.

RISK APPETITE

Risk appetite is defined within the Group as ‘the amount and type of risk that the Group is prepared to seek, accept or tolerate’ (see the Group’s approach to risk’, pages 45–46).

GOVERNANCE FRAMEWORKS

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

Regular policy framework assessments are undertaken in all business areas, driving Board-level risk appetite metrics which monitor the operating effectiveness of policy controls and overall policy implementation. Robust processes and controls to identify and report policy breaches include clear materiality criteria and escalation procedures which ensure an appropriate level of visibility and prioritisation of remedial actions.

The risk committee governance framework is outlined on page 51.

THREE LINES OF DEFENCE MODEL

The RMF is implemented through a ‘three lines of defence’ model which defines clear responsibilities and accountabilities and ensures effective independent oversight and assurance activities take place covering key decisions.

Business lines (first line) have primary responsibility for risk decisions, identifying, measuring, monitoring and controlling risks within their areas of accountability. They are required to establish effective governance and control frameworks for their business to be compliant with Group policy requirements, to maintain appropriate risk management skills, mechanisms and toolkits, and to act within Group risk appetite parameters set and approved by the Board.

Risk division (second line) is a centralised function headed by the Chief Risk Officer and consisting of eight Risk Directors and their specialist teams. The role of Chief Risk Officer was held by Juan Colombás until 4 September 2017 when he was succeeded by Stephen Shelley, previously Commercial Banking Risk Director. Within Risk division the Compliance function has been headed throughout 2017 by Letitia Smith, Group Director, Conduct, Compliance and Operational Risk.

Risk division provides oversight and independent constructive challenge to the effectiveness of risk decisions taken by business management, providing proactive advice and guidance, reviewing, challenging and reporting on the risk profile of the Group and ensuring that mitigating actions are appropriate.

It also has a key role in promoting the implementation of a strategic approach to risk management reflecting the risk appetite and RMF agreed by the Board that encompasses:

–	embedded effective risk management processes;

–	transparent, focused risk monitoring and reporting;

–	provision of expert and high quality advice and guidance to the Board, executives and management on strategic issues and horizon scanning, including pending regulatory changes; and

–	a constructive dialogue with the first line through provision of advice, development of common methodologies, understanding, education, training, and development of new tools.

The Chief Risk Officer is accountable for developing and leading an industry-wide recognised Risk function that adds value to the Group by:

–	providing a regular comprehensive view of the Group’s risk profile, both current and emerging key risks, and management actions;

–	(with input from the business areas and Risk division) proposing Group risk appetite to the Board for approval, and overseeing performance of the Group against risk appetite;

–	developing an effective RMF which meets regulatory requirements for approval by the Board, and overseeing execution and compliance; and

–	challenging management on emerging risks and providing expert risk and control advice to help management maintain an effective risk and control framework.
49

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Risk Directors:

–	provide independent advice, oversight and challenge to the business;

–	design, develop and maintain policies, specific functional risk type frameworks and guidance to ensure alignment with business imperatives and regulatory requirements;

–	establish and maintain appropriate governance structures, culture, oversight and monitoring arrangements which ensure robust and efficient compliance with relevant risk type risk appetites and policies;

–	lead regulatory liaison on behalf of the Group including horizon scanning and regulatory development for their risk type; and

–	recommend risk appetite and oversight of the associated risk profile across the Group.

Group Internal Audit (third line) provides independent and objective assurance designed to add value and improve the organisation’s operations. Group Internal Audit has been headed throughout 2017 by Paul Day, Chief Internal Auditor, on an interim secondment basis from 1 January to 31 May, and on a permanent basis thereafter. It helps the Group accomplish its objectives by bringing a systematic, disciplined approach to evaluating and improving the effectiveness of risk management, control and governance processes. Group Internal Audit provides independent assurance to the Audit Committee and the Board that risks within the Group are recognised, monitored and managed within acceptable parameters. Group Internal Audit is fully independent of the business and the Risk division, and seeks to ensure objective challenge to the effectiveness of the risk governance framework.

RISK AND CONTROL CYCLE FROM IDENTIFICATION TO REPORTING

To allow senior management to make informed risk decisions, the business follows a continuous risk management approach which includes producing appropriate, accurate and focused risk reporting and risk management. The risk and control cycle sets out how this should be approached and produced with the appropriate controls and processes in place. This cycle, from identification to reporting, ensures consistency and is intended to manage and mitigate the risks impacting the Group.

The process for risk identification, measurement and control is integrated into the overall framework for risk governance. Risk identification processes are forward looking to ensure emerging risks are identified. Risks are captured and measured using robust and consistent quantification methodologies. The measurement of risks includes the application of stress testing and scenario analysis, and considers whether relevant controls are in place before risks are incurred.

Identified risks are reported on a monthly basis or as frequently as necessary to the appropriate committee. The extent of the risk is compared to the overall risk appetite as well as specific limits or triggers. When thresholds are breached, committee minutes are clear on the actions and timeframes required to resolve the breach and bring risk within given tolerances. There is a clear process for escalation of risks and risk events.

All business areas complete a Control Effectiveness Review (CER) annually, reviewing the effectiveness of their internal controls and putting in place a programme of enhancements where appropriate. The CER reports are approved at divisional risk committees or directly by the relevant member of the Group Executive Committee to confirm the accuracy of the assessment. This key process is overseen and independently challenged by Risk division, reviewed by Group Internal Audit against the findings of its assurance activities, and reported to the Board.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk governance

The risk governance structure below is integral to effective risk management across the Group. Risk division is appropriately represented on key committees to ensure that risk management is discussed in these meetings. This structure outlines the flow and escalation of risk information and reporting from business areas and Risk division to Group Executive Committee and Board. Conversely, strategic direction and guidance is cascaded down from the Board and Group Executive Committee.

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

Group Asset and Liability Committee (GALCO)

Group Customer First Committee

Group Cost Management Committee

Conduct Review Committee

Group People Committee

Responsible Business

Management Committee

Senior Independent Performance

Adjustment and Conduct Committee

Business area principal
Enterprise Risk Committees

Commercial Banking Risk Committee

Retail Risk Committee

Insurance and Wealth Risk Committee

Community Banking Risk Committee

Group Services Risk Committee

Transformation Risk Committee

Finance Risk Committee

People and Productivity Risk Committee

Group Corporate Affairs Risk Committee

Risk Division Committees
and Governance

Credit risk

– Executive Credit Approval Committee

– Commercial Banking Credit Risk Committees

– Retail Credit Risk Committees

Market risk

– Group Market Risk Committee

Conduct, compliance and operational risk

– Group Conduct, Compliance and Operational Risk Committee

Fraud and financial crime risk

– Group Fraud and Financial Crime Prevention Committee

Financial risk

– Group Financial Risk Committee

Capital risk

– Group Capital Risk Committee

Model risk

– Group Model Governance Committee

Insurance underwriting risk through the governance arrangements for Insurance Group (Insurance Group is a separate regulated entity with its own Board, governance structure and Chief Risk Officer)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Board, Executive and Risk Committees

The Group’s risk governance structure (see table 1.2) strengthens risk evaluation and management, while also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.

Assisted by the Board Risk and Audit Committees, the Board approves the Group’s overall governance, risk and control frameworks and risk appetite. Refer to the Corporate Governance section on pages 138–164, for further information on Board committees.

The divisional and functional risk committees review and recommend divisional and functional risk appetite and monitor local risk profile and adherence to appetite.

Insurance, which is subject to separate regulation, has its own Board and governance structure. The Insurance Board, assisted by a Risk Oversight Committee and Audit Committee, approves the governance, risk and control frameworks for the Insurance business and the Insurance business risk appetite, ensuring it aligns with the Group’s framework and risk appetite.

Table 1.3: Executive and Risk Committees

The Group Chief Executive is supported by the following:

Committees	Risk focus
Group Executive Committee (GEC)	Supports the Group Chief Executive in exercising his authority in relation to material matters having strategic, cross-business area or Group-wide implications.
Group Risk Committee (GRC)	Reviews and recommends the Group’s risk appetite and governance, risk and control frameworks, and material Group policies. The committee also regularly reviews risk exposures and risk/reward returns and approves models that are material at Group level.
Group Asset and Liability Committee (GALCO)	Responsible for the strategic management of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. It is also responsible for the risk management framework for market risk, liquidity risk, capital risk and earnings volatility.
Group Customer First Committee	Provides a Group-wide perspective on the progress of Group’s, divisions’ and functions’ implementation of initiatives which enhance the delivery of customer outcomes and customer trust, and sets and promotes the appropriate tone from the top to fulfil the Group’s vision to become the best bank for customers and help Britain prosper.
Group Cost Management Committee	Leads and shapes the Group’s approach to cost management, ensuring appropriate governance and process over Group-wide cost management activities and effective control of the Group’s cost base.
Conduct Review Committee	Provides oversight and challenge in connection with the Group’s engagement with conduct review matters as agreed with the Group Chief Executive.
Group People Committee	Oversees the Group’s colleague policy, remuneration policy and Group-wide remuneration matters, oversees compliance with Senior Manager and Certification Regime (SM&CR) and other regulatory requirements, monitors colleague engagement surveys and ensures that colleague-related issues are managed fairly, effectively and compliantly.
Responsible Business Management Committee	Recommends and implements the strategy and plans to deliver the Group’s aspiration to be a leader in responsible business as part of the objective of helping Britain prosper.
Senior Independent Performance Adjustment and Conduct Committee	Responsible for providing recommendations regarding performance adjustment, including the individual risk adjustment process and risk adjusted performance assessment, and making final decisions on behalf of the Group on the appropriate course of action relating to conduct breaches, under the formal scope of the SM&CR.
The Group Risk Committee is supported through escalation and ongoing reporting by business area risk committees, cross-divisional committees addressing specific matters of Group-wide significance and the following second line of defence Risk committees which ensure effective oversight of risk management:
Credit Risk Committees	Responsible for the development and effectiveness of the relevant credit risk management framework, clear description of the Group’s credit risk appetite, setting of credit policy, and compliance with regulatory credit requirements.
Group Market Risk Committee	Monitors and reviews the Group’s aggregate market risk exposures and concentrations and provides a proactive and robust challenge around business activities giving rise to market risks.
Group Conduct, Compliance and Operational Risk Committee	Responsible for monitoring breaches, material events and risk issues, and conducting deep dive assessments on specific conduct, compliance or operational risk subjects to inform corrective action along with the sharing of information and best practice.
52

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Committees	Risk focus
Group Fraud and Financial Crime Prevention Committee	Reviews and challenges the management of fraud and financial crime risk including overall strategy and performance, Group-level risk appetite and broader corporate responsibilities, and engagement with relevant authorities and other external parties. The committee is accountable for ensuring that, at Group level, current and emerging fraud and financial crime risks are effectively identified and managed within appetite, and that strategies and investments to improve fraud and financial crime prevention are co-ordinated and implemented in relevant business areas.
Group Financial Risk Committee	Responsible for reviewing, challenging and recommending to GEC, GRC and GALCO, the Group Individual Liquidity Adequacy Assessment (ILAAP) and Internal Capital Adequacy Assessment Process (ICAAP) submissions, Pillar 3 Disclosures, the Group recovery and resolution plans, and the annual stress testing of the Group’s operating plan, Prudential Regulation Authority (PRA) and European Banking Authority (EBA) stress tests, and any other analysis as required.
Group Capital Risk Committee	Responsible for providing oversight of all relevant capital matters within the Group including the Group’s capital position, Pillar 2 requirements, regulatory reform and accounting developments specific to capital, as well as other areas such as stress testing and modelling activity. It also reviews regulatory submissions including the ICAAP and recovery plan prior to submission to Group Financial Risk Committee.
Group Model Governance Committee	Responsible for setting the framework and standards for model governance across the Group, including establishing appropriate levels of delegated authority and principles underlying the Group’s modelling framework, specifically regarding consistency of approach across business units and risk types. It approves banking models other than those material at Group level, which are approved by GRC, and meets the PRA requirements regarding the governance and approval for Internal Ratings Based (IRB) methodologies. An equivalent committee exists in the Insurance division for approval of insurance models.
53

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Full analysis of risk categories

The Group’s risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided on pages 54–108.

Following a review of the Group’s risk categories in 2017, model risk is now a primary risk category, and is described in detail on page 108. Financial reporting risk, previously a primary risk category, is now considered as a secondary risk category of operational risk (see pages 84–85; additionally the main features of the Group’s internal control system in relation to the financial reporting process are described on page 46).

Primary risk categories	Secondary risk categories
Credit risk	– Retail credit	– Commercial credit
Page 54

Regulatory and legal risk	– Regulatory compliance	– Legal
Page 82

Conduct risk	– Conduct
Page 83

Operational risk	– Business process	– External service provision	– Internal service provision
Page 84	– Change	– Financial crime	– IT systems
	– Cyber and information security	– Financial reporting	– Operational resilience
	– Data management	– Fraud	– Physical security/health and safety
– Sourcing

People risk	– People
Page 85

Insurance underwriting risk	– Insurance underwriting
Page 86

Capital risk	– Capital
Page 87

Funding and liquidity risk	– Funding and liquidity
Page 94

Governance risk	– Governance
Page 101

Market risk	– Trading book	– Pensions
Page 102	– Banking book	– Insurance

Model risk	– Model
Page 108

The Group considers both reputational and financial impact in the course of managing all its risks and therefore does not classify reputational impact as a separate risk category.

CREDIT RISK

DEFINITION

Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off balance sheet).

EXPOSURES

The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments, debt securities and derivatives to customers, financial institutions and sovereigns. The credit risk exposures of the Group are set out in note 51 on page F-78. Credit risk exposures are categorised as ‘retail’, arising primarily in the Retail and Run-off divisions, and some small and medium sized enterprises (SMEs) and ‘corporate’ (including larger SMEs, corporates, banks, financial institutions and sovereigns) arising primarily in the Commercial Banking, Run-off and Insurance and Wealth divisions and Group Corporate Treasury (GCT).

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

54

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Credit risk also arises from debt securities and derivatives. The total notional principal amount of interest rate, exchange rate, credit derivative and other contracts outstanding at 31 December 2017 is shown on page 62. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 51 on page F-78.

Additionally, credit risk arises from leasing arrangements where the Group is the lessor. Note 2(J) on page F-14 provides details on the Group’s approach to the treatment of leases.

Credit risk exposures in the Insurance and Wealth division largely result from holding bond and loan assets, together with some related swaps, in the shareholder funds (including the annuity portfolio) and from exposure to reinsurers.

The investments held in the Group’s defined benefit pension schemes also expose the Group to credit risk. Note 35 on page F-44 provides further information on the defined benefit pension schemes’ assets and liabilities.

Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose the Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If the Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance. This may be because the borrower is in financial difficulty, because the terms required to refinance are outside acceptable appetite at the time or the customer is unable to refinance externally, due to a lack of market liquidity. Refinance risk exposures are managed in accordance with the Group’s existing credit risk policies, processes and controls, and are not considered to be material given the Group’s prudent and through the cycle credit risk appetite. Where heightened refinance risk exists (such as in Commercial Banking’s Business Support Unit (BSU) or the run-off book) exposures are minimised through intensive account management and are impaired and identified as forborne where appropriate.

MEASUREMENT

In measuring the credit risk of loans and advances to customers and to banks at a counterparty level, the Group reflects three components:

(i) the ‘probability of default’ (PD) by the counterparty on its contractual obligations; (ii) current exposures to the counterparty and their likely future development, from which the Group derives the ‘exposure at default’; and (iii) the likely loss ratio on the defaulted obligations (the ‘loss given default’).

Assessment of obligor quality for both retail and commercial counterparties is largely based on the outcomes of credit risk PD rating models. The Group operates a number of different regulatory rating models, typically developed internally using statistical analysis and management judgement – retail models rely more on the former, commercial models include more of the latter, especially in the larger corporate and more specialised lending portfolios. Internal data is supplemented with external data, where appropriate.

The models vary, inter alia, in the extent to which they are ‘point in time’ versus ‘through the cycle’. The models are subject to rigorous validation and oversight and governance including, where appropriate, benchmarking to external information.

In the principal retail portfolios, exposure at default and loss given default models are in use. For regulatory reporting purposes, counterparties are segmented into a number of rating grades, each representing a defined range of default probabilities and exposures migrate between rating grades if the assessment of the counterparty PD changes. The retail master scale comprises 13 non-default ratings and one default rating.

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

Use of internally modelled outputs in the regulatory capital process is specific to the calculation approach being used. Under the Retail Internal Ratings Based (IRB) approach the rating system PD assessment is used alongside calculated exposure at default and loss given default values in order to derive risk-weighted assets (RWAs) and regulatory Expected Loss (EL). The Foundation IRB approach requires the use of the rating system PD alongside regulatory prescribed exposure at default and loss given default values. Slotting portfolios do not use loss given default whilst Standardised requires the use of regulatory refined exposure at default in a defined RWA calculation.

Impairment allowances are recognised for financial reporting purposes only for loss events that have occurred at the balance sheet date, based on objective evidence of impairment. Due to the different methodologies applied, the amount of incurred credit losses provided for in the financial statements differs from the amount determined from the regulatory EL models. Note 2(H) on page F-13 provides details of the Group’s approach to the impairment of financial assets.

MITIGATION

The Group uses a range of approaches to mitigate credit risk.

Prudent, through the cycle credit principles, risk policies and appetite statements: The independent Risk division sets out the credit principles, credit risk policies and credit risk appetite statements. Principles and policies are reviewed regularly, and any changes are subject to an approval process. Policies and risk appetite statements, where appropriate, are supported by procedures, which provide a disciplined and focused benchmark for credit decisions. Risk oversight teams monitor credit performance trends, review and challenge exceptions to planned outcomes, and test the adequacy of credit risk infrastructure and governance processes throughout the Group, which includes tracking portfolio performance against an agreed set of credit risk appetite tolerances. Oversight and reviews are also undertaken by independent credit risk oversight functions and Group Internal Audit.

Strong models and controls: The independent Risk division has established a set of model risk management principles, designed to ensure models and associated rating systems are developed consistently and are of sufficient quality to support business decisions and meet regulatory requirements. Internal rating models are developed and owned by the Risk division. The designated model owner takes responsibility for ensuring the fitness for purpose of the rating systems, supported and challenged by the independent specialist Group function.

Limitations on concentration risk: There are portfolio controls on certain industries, sectors and product lines to reflect risk appetite as well as individual, customer and bank limit guidelines. Credit policies and appetite statements are aligned to the Group’s risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Note 17 on page F-31 provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional minimum policy and/or guideline requirements. The Group’s largest exposures are regularly reported to the Board Risk Committee and reported in accordance with regulatory reporting requirements.

55

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Robust country risk management: The Board sets a broad maximum country risk appetite. Within this, the Executive Credit Approval Committee approves the Group country risk framework and sovereign limits on an annual basis. Risk based country appetite for all countries is set within the independent Risk division, taking into account economic, financial, political and social factors as well as the approved business and strategic plans of the Group.

Specialist expertise: Credit quality is managed and controlled by a number of specialist units within the business and Risk division providing, for example: intensive management and control (see overleaf for Intensive care of customers in financial difficulty); security perfection, maintenance and retention; expertise in documentation for lending and associated products; sector specific expertise; and legal services applicable to the particular market place and product range offered by the business.

Stress testing and scenario analysis: The Group’s credit portfolios are also subjected to regular stress testing, with stress scenario assessments run at various levels of the organisation. Exercises focused on individual divisions and portfolios are performed in addition to the Group led and regulatory stress tests. For further information on stress testing process, methodology and governance, see page 48.

Frequent and robust credit risk oversight and assurance: Undertaken by independent credit risk oversight functions operating within Retail Credit Risk and Commercial Banking Risk which are part of the Group’s second line of defence. Their primary objective is to provide reasonable and independent oversight that credit risk is being managed with appropriate and effective controls.

Group Internal Audit provides assurance to the Board Audit Committee on the effectiveness of credit risk management controls across the Group’s activities. The team carries out independent risk based control audits across the full credit lifecycle.

Additional mitigation for Retail customers

The Group uses a variety of lending criteria when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant’s previous credit history using internal data and information held by Credit Reference Agencies (CRA).

The Group also assesses the affordability and sustainability of lending for each borrower; for secured lending this includes use of an appropriate stressed interest rate scenario. Affordability assessments are compliant with relevant regulatory conduct guidelines. The Group takes reasonable steps to validate information used in the assessment of a customer’s income and expenditure.

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

Buy-to-let mortgages are limited to a maximum loan size of £1,000,000 and 75 per cent LTV. Buy-to-let applications must pass a minimum rental cover ratio of 125 per cent under stressed interest rates, after applicable tax liabilities. Since September 2017, Portfolio Landlords (customers with four or more mortgaged buy-to-let properties) have been subject to additional controls including evaluation of overall portfolio resilience.

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

Additional mitigation for Commercial customers

Individual credit assessment and independent sanction of customer and bank limits: With the exception of small exposures to SME customers where relationship managers have limited delegated sanctioning authority, credit risk in commercial customer portfolios is subject to sanction by the independent Risk division, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward, and how credit risk aligns to the Group’s risk appetite. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities and limit guidelines. Approval requirements for each decision are based on a number of factors including, but not limited to, the transaction amount, the customer’s aggregate facilities, credit policy, risk appetite, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty and customer underwriting is generally the same as that for assets intended to be held to maturity. All hard underwriting must be sanctioned via credit limits and a pre-approved credit matrix may be used for ‘best efforts’ underwriting.

Counterparty credit limits: Limits are set against all types of exposure in a counterparty name, in accordance with an agreed methodology for each exposure type. This includes credit risk exposure on individual derivatives and securities financing transactions, which incorporates potential future exposures from market movements against agreed confidence intervals. Aggregate facility levels by counterparty are set and limit breaches are subject to escalation procedures.

Daily settlement limits: Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each relevant counterparty to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

Collateral

The principal collateral types acceptable for loans and advances, contingent liabilities and derivatives with commercial and bank counterparties and customers are:

–	residential and commercial properties;

–	charges over business assets such as premises, inventory and accounts receivable;

–	financial instruments such as debt securities;
56

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	vehicles;

–	cash; and

–	guarantees received from third parties.

The Group maintains appetite guidelines on the acceptability of specific classes of collateral.

Collateral held as security for financial assets other than loans and advances is determined by the nature of the underlying exposure. Debt securities, including treasury and other bills, are generally unsecured, with the exception of asset-backed securities and similar instruments such as covered bonds, which are secured by portfolios of financial assets. Collateral is generally not held against loans and advances to financial institutions, however securities are held as part of reverse repurchase or securities borrowing transactions or where a collateral agreement has been entered into under a master netting agreement. Derivative transactions with financial counterparties are typically collateralised under a Credit Support Annex (CSA) in conjunction with the International Swaps and Derivatives Association (ISDA) Master Agreement. Derivative transactions with non-financial customers are not usually supported by a CSA.

No collateral is held in respect of retail credit card or unsecured personal lending. For non-mortgage retail lending to small businesses, collateral may include second charges over residential property and the assignment of life cover.

Commercial lending decisions must be based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. The requirement for collateral and the type to be taken at origination will be based upon the nature of the transaction and the credit quality, size and structure of the borrower. For non-retail exposures, the Group will often require the collateral to include a first charge over land and buildings owned and occupied by the business, a debenture over one or more of the assets of a company or limited liability partnership, personal guarantees, limited in amount, from the directors of a company or limited liability partnership and key man insurance. The Group maintains policies setting out acceptable collateral bases for valuation, maximum LTV ratios and other criteria to be considered when reviewing an application. Other than for project finance, object finance and income producing real estate where charges over the subject assets are required, the provision of collateral will not determine the outcome of an application. Notwithstanding this, the fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay a customer or counterparty’s financial commitment.

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

Collateral values are assessed at the time of loan origination. The Group requires collateral to be realistically valued by an appropriately qualified source, independent of both the credit decision process and the customer, at the time of borrowing. In certain circumstances, for Retail residential mortgages this may include the use of automated valuation models based on market data, subject to accuracy criteria and LTV limits. Collateral values are reviewed on a regular basis which will vary according to the type of lending, collateral involved and account performance. Such reviews are undertaken to confirm that the value recorded in the Bank’s systems remains appropriate and whether revaluation is required, considering for example, account performance, market conditions and any information available that may indicate that the value of the collateral has materially declined. In such instances, the Group may seek additional collateral. For Retail, the Group adjusts open market values to take account of the costs of realisation and any discount associated with the realisation of the collateral when estimating credit losses.

The Group considers risk concentrations by collateral providers and collateral type, as appropriate, with a view to ensuring that any potential undue concentrations of risk are identified and suitably managed by changes to strategy, policy and/or business plans.

The Group seeks to avoid correlation or wrong way risk where possible. Under repurchase (repo) policy, the issuer of the collateral and the repo counterparty should be neither the same nor connected. The same rule applies for derivatives. The Risk division has the necessary discretion to extend this rule to other cases where there is significant correlation. Countries with a rating equivalent to AA- and above may be considered to have no adverse correlation between the counterparty domiciled in the country and that country of risk (issuer of securities).

Refer to note 51 on page F-78 for further information on collateral.

Master netting agreements

It is credit policy that a Group approved master netting agreement must be used for all derivative and traded property transactions and must be in place prior to trading. Any exceptions must be approved by the credit sanctioner. Although master netting agreements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis, within relevant jurisdictions and for appropriate counterparty types they do reduce the credit risk to the extent that, if an event of default occurs, all trades with the counterparty may be terminated and settled on a net basis. The Group’s overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since this is the net position of all trades under the master netting agreement.

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

The performance of all rating models is monitored on a regular basis, in order to ensure that they provide appropriate risk differentiation capability, the generated ratings remain as accurate and robust as practical, and the models assign appropriate risk estimates to grades and pools. All models are monitored against a series of agreed key performance indicators. In the event that the monitoring identifies material exceptions or deviations from expected outcomes, these will be escalated in accordance with the governance framework set by the Group Model Governance Committee.

57

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Intensive care of customers in financial difficulty

The Group operates a number of solutions to assist borrowers who are experiencing financial stress. The material elements of these solutions through which the Group has granted a concession, whether temporarily or permanently, are set out below.

Retail customers

The Group’s aim in offering forbearance and other assistance to customers in financial distress is to benefit both the customer and the Group by discharging the Group’s regulatory and social responsibilities to support its customers and act in their best long-term interests and by bringing customer facilities back into a sustainable position which, for owner occupier mortgages, also means keeping customers in their homes. The Group offers a range of tools and assistance to support customers who are encountering financial difficulties. Cases are managed on an individual basis, with the circumstances of each customer considered separately and the action taken judged as being affordable and sustainable for the customer. Operationally, the provision and review of such assistance is controlled through the application of an appropriate policy framework, controls around the execution of policy, regular review of the different treatments to confirm that they remain appropriate, monitoring of customers’ performance and the level of payments received, and management visibility of the nature and extent of assistance provided and the associated risk.

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

Forbearance identification, classification and measurement

The Group classifies Retail accounts as forborne at the time a customer in financial difficulty is granted a concession. Accounts are classified as forborne only for the period of time which the exposure is known to be, or may still be, in financial difficulty. Where temporary forbearance is granted, exit criteria are applied to include accounts until they are known to no longer be in financial difficulty. Where the treatment involves a permanent change to the contractual basis of the customer’s account such as a capitalisation of arrears or term extension, the Group may classify the balance as forborne for a period of 24 months, after which no distinction is made between these accounts and others where no change has been made.

Those forborne loans which fall below individual assessment limits for impairment are grouped with other assets of similar characteristics and assessed collectively in accordance with the Group impairment policy detailed in note 2(H) on page F-13. The Group’s approach is to ensure that provisioning models, supported by management judgement, appropriately reflect the underlying loss risk of exposures. The performance and output of models are monitored and challenged on an ongoing basis, in line with the Group’s model governance policies.

The Group measures the success of a forbearance scheme for secured customers based upon the proportion of customers performing (less than or equal to three months in arrears) over the 24 months following the exit from a forbearance treatment. For temporary treatments, 80.7 per cent of customers accepting reduced payment arrangements are performing. For permanent treatments, 83.4 per cent of customers who have accepted capitalisations of arrears and 84.3 per cent of customers who have accepted term extensions are performing.

Customers receiving support from UK government sponsored programmes

To assist customers in financial distress, the Group also participates in UK government sponsored programmes for households the most significant of which is the Income Support for Mortgage Interest (SMI) which provides certain defined categories of customers access to a benefit scheme, paid for by the government, which covers all or part of the interest on the mortgage. There are two primary categories:

–	Customers claiming Jobseeker’s Allowance, Income Support, Universal Credit or Employment and Support Allowance benefits: Qualifying customers are able to claim for mortgage interest at 2.61 per cent on up to £200,000 of the mortgage. There is a two year time limit on Jobseeker’s Allowance claims that started getting SMI benefit after 5 January 2009. There is no time limit for Income Support, Universal Credit or Employment and Support Allowance customer claims.

–	Pension Credit customers: Qualifying customers are able to claim for mortgage interest at 2.61 per cent on up to £100,000 of the mortgage and there is no time limit as to how long they can claim.

For both categories, all decisions regarding an individual’s eligibility and any amounts payable under the scheme rest solely with the government. Payments are made directly to the Group by the Department of Work and Pensions. The Group estimates that customers representing approximately £1.6 billion of its mortgage exposures are receiving this benefit, including those who are also receiving other treatments for financial difficulty.

Commercial customers

Early identification, control and monitoring are key to supporting the customer and protecting the Group. With the exception of small exposures in SME all non-retail exposures in the Commercial Banking and Run-off divisions are reviewed at least annually (and more frequently where required) by the independent Risk division. As part of the Group’s established credit risk classification system, every exposure in the good book is categorised as either ‘good’ or ‘watchlist’. The term ‘watchlist’ refers to cases which require closer monitoring on the good book and are split between ’special mention’ and ’special review’ (the latter being the more serious of the two). This complements the Group’s risk rating tools and is designed to identify and highlight portfolio levels of asset quality as well as individual problem credits. All watchlist names are reviewed by the business and Risk division regularly, and the classification is updated if required. This process seeks to ensure that relationship managers act promptly to identify, and highlight to senior management, those customers who have greater potential to become higher risk in the future.

58

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Those customers deemed higher risk where there is cause for concern over future repayment capability or where there is a risk of the asset becoming impaired will be transferred to the BSU at an early stage. The decision to transfer rests with the Credit teams and not the relationship team. On transfer, the BSU will take over the ‘credit’ responsibility for the customer relationship whilst the ’servicing’ responsibility remains with the original relationship manager. The over-arching aim of the BSU is to provide support and work consensually with each customer to try and resolve the issues, restore the business to a financially viable position and thereby bring about a business turnaround. This may involve a combination of restructuring, work out strategies and other types of forbearance.

With the exception of small exposures (<£50,000) in SME, BSU case officers manage stressed and doubtful assets in Commercial Banking and are part of the independent Risk division. They are highly experienced and operate in a closely controlled and monitored environment, including regular oversight and close scrutiny by senior management. Distressed run-off assets are managed to the same standards by Client Asset Management (CAM).

A detailed assessment is undertaken for cases in BSU to assist in reducing and minimising risk exposure and to also highlight potential strategic options. A range of information is required to fully appraise and understand the customer’s business and cashflow (and therefore debt serviceability).

This may involve the Group, in addition to using its own internal sector experts, engaging professional advisers to perform asset valuations, strategic reviews and where applicable, independent business reviews. The assessment may also involve:

–	critically assessing a customer’s ability to effectively manage the business in a distressed situation where a turnaround needs to be delivered;

–	analysis of market sector factors, i.e. products, customers, suppliers, pricing and margin issues;

–	performance review of operational areas that should be considered in terms of current effectiveness and efficiency and scope for improvements;

–	financial analysis to model plans and factor in potential sensitivities, vulnerabilities and upsides; and

–	determining the most appropriate corporate and capital structure suitable for the work out strategy concerned.

The above assessment, monitoring and control processes continue throughout the period the case is managed within the BSU. All the analysis performed around cash flows is used to determine appropriate impairment provisions.

The level of Commercial Banking BSU gross loans and advances to customers reduced from £3.4 billion to £2.6 billion between 31 December 2016 and 31 December 2017. The net reduction of £0.8 billion in BSU managed lending in Commercial Banking was driven by returns to mainstream, disposals, write-offs and repayments.

The Group’s treatment of loan renegotiations is included in the impairment policy in note 2(H) on page F-13 Income statement information set out in the credit risk tables is on an underlying basis (see note 4 on page F-18).

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

Whilst the material portfolios have been reviewed for forbearance, some non-retail loans and advances in the Commercial Banking and Run-off divisions have not been reviewed on the basis that the level of unimpaired forbearance is relatively immaterial, or because the concept of forbearance is not relevant. These include, but are not limited to, Lloyds Bank Commercial Finance Ltd and The Agricultural Mortgage Corporation Plc.

Types of forbearance

The Group’s strategy and offer of forbearance is largely dependent on each customer’s individual situation. Early identification, control and monitoring are key to supporting the customer and protecting the Group. Concessions are often provided to help the customer with their day-to-day liquidity and working capital. A number of options are available to the Group where a customer is facing financial difficulty and each case is treated depending on its own specific circumstances.

For commercial customers, the Group currently looks at forbearance concessions including changes to:

–	Contractual payment terms (for example loan maturity extensions, or changes to capital and/or interest servicing arrangements, including capital repayment holidays or conversion to interest only terms); and

–	Non-payment contractual terms (for example covenant amendments or waivers) where the concession enables default to be avoided.

The main types of forbearance concessions to commercial customers in or facing financial difficulty are set out below:

–	Covenants: This includes temporary and permanent waivers, amendment or resetting of non-payment contractual covenants (including LTV and interest cover). The granting of this type of concession in itself would not result in the loan being classified as impaired and the customer is kept under review in the event that further forbearance is necessary;
59

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Extensions and alterations: This includes extension and/or alteration of repayment terms to a level outside of market or the Group’s risk appetite due to the customer’s inability to make existing contractual repayment terms; amendments to an interest rate to a level considered outside of market or the Group’s risk appetite, or other amendments such as changes to capital and/or interest servicing arrangements including capital repayment holidays or conversion to interest only terms; and

–	Multiple type of forbearance (a combination of the above two).

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

All of a customer’s impaired loans are treated as forborne as they are considered to have been (or will be) granted some form of forbearance. Most impaired loans and advances exist only in the BSU within Commercial Banking and Run-off divisions.

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

Exit from forbearance

Where forbearance has been granted a customer will remain treated and recorded as forborne until the customer evidences acceptable performance over a period of time. This period will depend on a number of factors such as whether the customer is trading in line with its revised plan, it is operating within the new terms and conditions (including observation to revised covenants and contractual payments), its financial performance is stable or improving and there are no undue concerns over its future performance. As a minimum, this cure period is currently expected to be at least 12 months following a forbearance event. Customers curing are managed according to their overriding credit risk classification categorisation; this could be in BSU, Run-off or in the mainstream good book.

The exception to this 12 month minimum period is where a permanent structural cure is made (for example, an injection of new collateral security or a partial repayment of debt to restore an LTV to within a covenant). In this case, the customer may exit forbearance once the permanent cure has been made.

Notwithstanding this, the overriding requirement for exit from forbearance in all cases is that the customer is not impaired and the reason for the forbearance event is no longer present.

Upon exit from forbearance the customer may be returned to the mainstream good classification. It is important to note that such a decision can be made only by the independent Risk division.

THE GROUP CREDIT RISK PORTFOLIO IN 2017

Overview

–	Asset quality remains strong with portfolios continuing to benefit from the Group’s proactive approach to risk management, continued low interest rates and a resilient UK economic environment.

–	Gross impairment charges remain broadly flat, including the acquisition of MBNA.

–	Gross asset quality ratio (excluding releases and write-backs) was stable at 28 basis points.

–	The net impairment charge increased to £795 million in 2017 compared to £645 million in 2016, reflecting expected lower provision releases and write-backs and the acquisition of MBNA (£118 million). The net asset quality ratio for 2017 was 18 basis points (2016: 15 basis points).

–	The Group expects an asset quality ratio of around 35 basis points through the cycle and less than 30 basis points through the plan period and in 2018.

–	Impaired loans as a percentage of closing loans and advances reduced to 1.6 per cent (31 December 2016: 1.8 per cent) with impaired loans down £0.7 billion to £7.8 billion (31 December 2016: £8.5 billion), with reductions across Retail, Commercial Banking and Run-off divisions. As at 31 December Retail impaired loans were £104 million lower at £4,951 million, despite including £151 million relating to the acquisition of MBNA. Commercial Banking impaired loans reduced by £270 million to £1,927 million, driven by impaired loan repayments and reductions, partly offset by a large newly impaired loan.

Low risk culture and prudent risk appetite

–	The Group continues to take a prudent approach to credit risk, with robust credit quality and affordability controls at origination and a prudent through the cycle credit risk appetite. The Group’s portfolios are well positioned against an uncertain economic outlook and potential market volatility.

–	The Group continues to grow lending to key segments while maintaining prudent credit criteria.

–	The Group’s effective risk management ensures early identification and management of customers and counterparties who may be showing signs of distress.

–	Sector concentrations within the lending portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes. In particular:

–	The average indexed LTV of the UK Retail mortgage portfolio improved to 43.6 per cent (31 December 2016: 44.0 per cent) and the percentage of Secured loans and advances with an indexed LTV greater than 100 per cent was 0.6 per cent (31 December 2016: 0.7 per cent). The average LTV for new UK Retail mortgages written in 2017 was 63.0 per cent (31 December 2016: 64.4 per cent).
60

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	The value of UK Retail mortgage lending with an indexed LTV of greater than 80 per cent fell to £30,680 million (31 December 2016: £32,395 million).

–	Total UK Direct Real Estate gross lending across the Group was £17.9 billion at 31 December 2017 (31 December 2016: £19.9 billion) and includes Commercial Banking lending of £17.3 billion, and £0.2 billion within Retail Business Banking (within Retail). The Group’s legacy run-off direct real estate portfolio has continued to fall and was £0.4 billion at 31 December 2017.

–	Run-off net external assets stood at £9.1 billion at 31 December 2017, down from £11.3 billion at 31 December 2016. The portfolio represents only 1.8 per cent of the overall Group’s loans and advances (31 December 2016: 2.1 per cent).

Table 1.4: Group impairment charge

		Debt securities	Available
	Loans and	classified as	-for-sale	Other
	advances to	loans and	financial	credit risk
	customers	receivables	assets	provisions	Total	2016[1]
2017	£m	£m	£m	£m	£m	£m
Retail	717	–	–	–	717	654
Commercial Banking	117	–	3	(5)	115	17
Insurance and Wealth	–	–	–	–	–	–
Run-off	(31)	(6)	–	(4)	(41)	(26)
Central items	1	–	3	–	4	–
Total impairment charge	804	(6)	6	(9)	795	645
Asset quality ratio					0.18%	0.15%
Gross asset quality ratio					0.28%	0.28%

1	Restated. See page F-18.

Table 1.5: Movement in gross impaired loans

	2017
		Commercial	Insurance			2016
	Retail	Banking	and Wealth	Run-off	Total	Total
	£m	£m	£m	£m	£m	£m
At 1 January[1]	5,055	2,197	26	1,217	8,495	9,590
Classified as impaired during the year	2,342	637	9	101	3,089	3,154
Transferred to not impaired during the year	(783)	(132)	(8)	(67)	(990)	(1,047)
Repayments	(711)	(601)	(2)	(163)	(1,477)	(1,327)
Amounts written off	(1,073)	(136)	2	(133)	(1,340)	(1,472)
Impact of disposal of business and asset sales	(8)	–	–	(20)	(28)	(492)
Impact of acquisition of businesses	138	–	–	–	138	–
Exchange and other movements	(9)	(38)	1	–	(46)	89
At 31 December	4,951	1,927	28	935	7,841	8,495

1	Restated. See page F-18.
61

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.6: Group impaired loans and provisions

					Impairment
			Impaired		provisions
	Loans and		loans as a %		as a % of
	advances to	Impaired	of closing	Impairment	impaired
	customers	loans	advances	provisions[1]	loans[2]
	£m	£m	%	£m	%
At 31 December 2017
Retail	341,705	4,951	1.4	2,147	46.1
Commercial Banking	100,812	1,927	1.9	830	43.1
Insurance and Wealth	818	28	3.4	9	32.1
Run-off	8,533	935	11.0	456	48.8
Reverse repos and other items[3]	23,886
Total gross lending	475,754	7,841	1.6	3,442	45.6
Impairment provisions	(3,442)
Fair value adjustments[4]	186
Total Group	472,498
At 31 December 2016[5]
Retail	332,953	5,055	1.5	2,011	42.9
Commercial Banking	102,398	2,197	2.1	828	37.7
Insurance and Wealth	812	26	3.2	11	42.3
Run-off	10,259	1,217	11.9	682	56.0
Reverse repos and other items[3]	15,249
Total gross lending	461,671	8,495	1.8	3,532	43.4
Impairment provisions	(3,532)
Fair value adjustments[4]	(181)
Total Group	457,958

1	Impairment provisions include collective unidentified impairment provisions.

2	Impairment provisions as a percentage of impaired loans are calculated excluding loans in recoveries in Retail (31 December 2017: £291 million; 31 December 2016: £365 million).

3	Includes £6.9 billion (December 2016: £6.7 billion) of lower risk loans sold by Commercial Banking and Retail to Insurance and Wealth to back annuitant liabilities.

4	The Group made adjustments to reflect the HBOS and MBNA loans and advances at fair value on acquisition. At 31 December 2017, the remaining fair value adjustment was £186 million comprising a positive adjustment of £270 million in respect of the MBNA assets and a negative adjustment of £84 million in respect of the HBOS assets. The fair value unwind in respect of impairment losses incurred was £85 million for the year ended 31 December 2017 (31 December 2016: £70 million). The fair value adjustment in respect of loans and advances is expected to continue to decrease in future years and will reduce to zero over time.

5	Restated. See page F-18.

Table 1.7: Derivative credit risk exposures

		2017				2016
		Traded over the counter				Traded over the counter

	Traded on	Settled	Not settled		Traded on	Settled	Not settled
	recognised	by central	by central		recognised	by central	by central
	exchanges	counterparties	counterparties	Total	exchanges	counterparties	counterparties	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Notional balances
Foreign exchange	–	19	278,833	278,852	–	254	369,368	369,622
Interest rate	109,492	2,903,481	324,834	3,337,807	167,399	3,023,742	423,709	3,614,850
Equity and other	15,455	–	9,695	25,150	32,172	–	11,046	43,218
Credit	–	–	4,568	4,568	–	–	8,098	8,098
Total	124,947	2,903,500	617,930	3,646,377	199,571	3,023,996	812,221	4,035,788
Fair values
Assets		280	25,155			262	35,563
Liabilities		(592)	(25,454)			(1)	(34,506)
Net asset		(312)	(299)			261	1,057

The total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2017 and 31 December 2016 is shown in the table above. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 51 on page F-78.

62

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Retail

–	Asset quality remains strong across all portfolios, with stable new business quality and flow of loans entering arrears.

–	The impairment charge increased by £63 million to £717 million. Excluding MBNA, impairments were £55 million lower driven by a net release on the Secured portfolio, due to reduced impaired loans and rising house prices, which was offset by higher impairment charges on the Loans and UK Motor Finance portfolios.

–	Impairment provisions as a percentage of impaired loans increased to 46.1 per cent from 42.9 per cent at the end of 2016.

Table 1.8: Retail impairment charge

	2017	2016¹	Change
	£m	£m	%
Secured	(15)	104
Credit cards	254	136	(87)
Loans	111	70	(59)
Overdrafts	227	241	6
UK Motor Finance	111	75	(48)
Retail Business Banking	27	27	–
Europe	2	1
Total impairment charge	717	654	(10)
Asset quality ratio	0.21%	0.20%	1bp

1	Restated. See page F-18.

Table 1.9: Retail impaired loans and provisions

			Impaired		Impairment
			loans		provisions
	Loans and		as a %		as a %
	advances to	Impaired	of closing	Impairment	of impaired
	customers	loans	advances	provisions[1]	loans[2]
	£m	£m	%	£m	%
At 31 December 2017
Secured	292,187	3,886	1.3	1,443	37.1
Credit cards	18,134	413	2.3	267	82.9
Loans	8,010	254	3.2	107	79.9
Overdrafts	1,595	197	12.4	113	86.3
UK Motor Finance	13,738	134	1.0	171	127.6
Retail Business Banking	928	24	2.6	23	230.0
Europe	7,113	43	0.6	23	53.5
Total gross lending	341,705	4,951	1.4	2,147	46.1
Impairment provisions	(2,147)
Fair value adjustments	186
Total	339,744
At 31 December 2016[3]
Secured	294,503	4,104	1.4	1,503	36.6
Credit cards	9,843	307	3.1	157	81.8
Loans	7,767	277	3.6	92	81.4
Overdrafts	1,952	179	9.2	90	82.6
UK Motor Finance	11,555	120	1.0	127	105.8
Retail Business Banking	1,004	27	2.7	22	200.0
Europe	6,329	41	0.6	20	48.8
Total gross lending	332,953	5,055	1.5	2,011	42.9
Impairment provisions	(2,011)
Fair value adjustments	(181)
Total	330,761

1	Impairment provisions include collective unidentified impairment provisions.

2	Impairment provisions as a percentage of impaired loans are calculated excluding loans in recoveries for Credit cards (31 December 2017: £91 million; 31 December 2016: £115 million), Loans (31 December 2017: £120 million; 31 December 2016: £164 million), Overdrafts (31 December 2017: £66 million; 31 December 2016: £70 million) and Retail Business Banking (31 December 2017: £14 million; 31 December 2016: £16 million).

3	Restated. See page F-18.
63

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Secured

–	Total loans and advances reduced by 0.8 per cent to £292,187 million (31 December 2016: £294,503 million). The closed Specialist portfolio has continued to run-off, reducing by 10.9 per cent to £15,668 million.

–	New business quality remained stable and early arrears have continued to reduce.

–	The value of mortgages greater than three months in arrears (excluding repossessions) reduced to £5,437 million at 31 December 2017 (31 December 2016: £6,033 million).

–	Impaired loans decreased by £218 million to £3,886 million (31 December 2016: £4,104 million), and impaired loans as a percentage of closing advances reduced to 1.3 per cent (31 December 2016: 1.4 per cent).

–	UK house prices increased by 2.7 per cent over 2017 (on a quarterly non-seasonally adjusted basis).

	–	The average indexed LTV of the portfolio improved to 43.6 per cent (31 December 2016: 44.0 per cent).

	–	The value of lending with an indexed LTV of greater than 80 per cent fell to £30,680 million (31 December 2016: £32,395 million).

	–	The percentage of loans and advances with an indexed LTV in excess of 100 per cent fell to 0.6 per cent (31 December 2016: 0.7 per cent).

	–	The average LTV for new mortgages written in 2017 was 63.0 per cent (31 December 2016: 64.4 per cent).

–	Net impairment release of £15 million in 2017 (2016: £104 million charge) reflects an improvement in the level of impaired loans in the portfolio.

–	Impairment provisions as a percentage of impaired loans increased to 37.1 per cent (31 December 2016: 36.6 per cent), reflecting the continued prudent approach to provisioning.

Table 1.10: Retail secured loans and advances to customers

	At 31 Dec	At 31 Dec
	2017	2016
	£m	£m
Mainstream	223,322	222,450
Buy-to-let	53,197	54,460
Specialist	15,668	17,593
Total secured	292,187	294,503

Table 1.11: Mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts %		Value of loans[1]		Total mortgage balances %
	2017	2016	2017	2016	2017	2016	2017	2016
at 31 Dec	Cases	Cases	%	%	£m	£m	%	%
Mainstream	32,383	35,254	1.6	1.7	3,502	3,865	1.6	1.7
Buy-to-let	4,710	5,324	1.0	1.1	581	660	1.1	1.2
Specialist	8,313	9,078	7.3	7.2	1,354	1,508	8.7	8.6
Total	45,406	49,656	1.7	1.8	5,437	6,033	1.9	2.0

1	Value of loans represents total gross book value of mortgages more than three months in arrears.

The stock of repossessions increased to 777 cases at 31 December 2017 compared to 678 cases at 31 December 2016.

64

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.12: Period end and average LTVs across the Retail mortgage portfolios

	Mainstream	Buy-to-let	Specialist	Total	Unimpaired	Impaired
	%	%	%	%	%	%
At 31 December 2017
Less than 60%	57.1	53.9	57.6	56.4	56.7	41.7
60% to 70%	16.9	25.0	18.4	18.5	18.5	18.6
70% to 80%	14.5	15.7	12.8	14.6	14.6	14.6
80% to 90%	9.0	4.1	6.4	8.0	7.9	10.5
90% to 100%	2.1	0.7	1.6	1.9	1.8	5.3
Greater than 100%	0.4	0.6	3.2	0.6	0.5	9.3
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	223,322	53,197	15,668	292,187	288,301	3,886
Average loan to value[1]:
Stock of residential mortgages	41.7	53.0	47.4	43.6
New residential lending	63.7	59.1	n/a	63.0
Impaired mortgages	50.0	68.3	60.4	54.1
At 31 December 2016
Less than 60%	56.8	52.0	53.8	55.8	56.0	38.3
60% to 70%	17.8	25.4	17.8	19.2	19.3	18.4
70% to 80%	14.0	14.4	13.6	14.0	14.0	15.3
80% to 90%	8.4	6.1	8.6	8.0	7.9	11.9
90% to 100%	2.4	1.5	3.1	2.3	2.2	6.8
Greater than 100%	0.6	0.6	3.1	0.7	0.6	9.3
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	222,450	54,460	17,593	294,503	290,399	4,104
Average loan to value[1]:
Stock of residential mortgages	41.8	53.7	49.2	44.0
New residential lending	65.0	61.9	n/a	64.4
Impaired mortgages	51.8	69.0	61.9	55.8

1	Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances.

Interest only mortgages

The Group provides interest only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2017, owner occupier interest only balances as a proportion of total owner occupier balances had reduced to 29.2 per cent (31 December 2016: 31.8 per cent). The average indexed loan to value improved to 41.7 per cent (31 December 2016: 42.6 per cent).

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

65

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.13: Analysis of owner occupier interest only mortgages

	2017	2016	[1]
Interest only balances (£m)	69,703	76,229
Of which, impaired (%)	3.0	3.0
Average loan to value (%)	41.7	42.6
Maturity profile (£m):
Due	1,093	1,028
1 year	2,672	2,499
2-5 years	10,227	10,287
6-10 years	18,026	17,368
>11 years	37,685	45,047

Past term interest only balances (£m)[2]	1,553	1,365
Of which, impaired (%)	13.1	11.7
Average loan to value (%)	33.4	31.5
Negative equity (%)	2.1	1.6

1	2016 values have been restated to include Scottish Widows Bank Mortgages and certain other interest only balances of £3,578 million.

2	Balances where all interest only elements have moved past term. Some may subsequently have had a term extension, so are no longer classed as due.

Credit cards

–	Loans and advances increased by 84.2 per cent to £18,134 million (31 December 2016: £9,843 million), of which £8,003 million relates to MBNA. The MBNA portfolio is performing broadly in line with both the Group’s expectations and the existing credit card portfolio.

–	Impaired loans increased by £106 million to £413 million (31 December 2016: £307 million), of which £151 million related to MBNA. Impaired loans as a percentage of closing loans and advances improved to 2.3 per cent (31 December 2016: 3.1 per cent), reflecting good credit performance and the continued sale of debt in recoveries.

–	The impairment charge increased to £254 million (2016: £136 million), driven by the acquisition of MBNA (£118 million).

Loans

–	Loans and advances increased by 3.1 per cent to £8,010 million (31 December 2016: £7,767 million).

–	Impaired loans decreased by £23 million to £254 million (31 December 2016: £277 million), largely due to the sale of debt in recoveries. Impaired loans as a percentage of closing loans and advances improved to 3.2 per cent (31 December 2016: 3.6 per cent).

–	The impairment charge increased to £111 million (2016: £70 million), reflecting a one-off change relating to policy alignment across brands for franchised customers, and reducing cash flows due to previous sales of debt in recoveries.

Overdrafts

–	Loans and advances decreased to £1,595 million (31 December 2016: £1,952 million).

–	Impaired loans increased by £18 million to £197 million (31 December 2016: £179 million), and impaired loans as a percentage of closing advances increased to 12.4 per cent (31 December 2016: 9.2 per cent), reflecting a one-off impact relating to changes in overdraft fees and charges.

–	The impairment charge decreased by 5.8 per cent to £227 million (2016: £241 million), largely due to increased sale of debt in recoveries and improved underlying performance.

UK Motor Finance

–	Loans and advances increased by £2,183 million to £13,738 million (31 December 2016: £11,555 million), with 49.7 per cent of growth from Jaguar Land Rover business. The book continues to benefit from conservative residual values and prudent provisioning with stable credit quality and flows into arrears.

–	Impaired loans increased by £14 million to £134 million (31 December 2016: £120 million), reflecting growth in the portfolio. Impaired loans as a percentage of closing loans and advances were stable at 1.0 per cent.

–	The impairment charge increased by £36 million to £111 million (2016: £75 million), driven by portfolio growth and increased provisions for residual value risks reflecting a more conservative outlook on used car prices.

Forborne loans

Forborne loans and advances on the principal Retail portfolios reduced by £601 million in 2017 to £1,951 million, driven by improvements on the Secured portfolio. As a percentage of loans and advances, forborne loans and advances on these portfolios improved to 0.6 per cent (31 December 2016: 0.8 per cent).

Impairment provisions as a percentage of loans and advances that are forborne increased to 13.0 per cent (31 December 2016: 9.6 per cent).

Secured forborne loans and advances reduced by £668 million in 2017 to £1,428 million, primarily due to a reduction in recapitalisations (with historically higher levels of cases exiting the two year probation period) and a reduction in the level of reduced payment arrangements.

Within the other portfolios, movements were seen in the level of forborne loans and advances in relation to one off changes for 2017. This included the acquisition of MBNA in the Credit cards portfolio (with forborne loans and advances of £112 million and impaired forborne loans and advances of £90 million), and improved customer views and the reclassification of some treatments across the Loans and UK Motor Finance portfolios.

66

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.14: UK Retail forborne loans and advances (audited)1

	Total loans		Total forborne loans		Impairment provisions as a %
	and advances		and advances		of loans and advances
	which are forborne		which are impaired		which are forborne
	At Dec	At Dec	At Dec	At Dec	At Dec	At Dec
	2017	2016	2017	2016	2017	2016
	£m	£m	£m	£m	%	%
Temporary reduced payment arrangements	249	428	76	101	5.7	4.9
Permanent term extensions and repair	1,179	1,668	61	116	4.0	4.7
Secured	1,428	2,096	137	217	4.3	4.7

Credit cards	295	212	190	119	36.0	29.0
Loans[2]	86	49	45	46	27.9	44.4
Overdrafts	108	78	94	61	47.0	38.0
UK Motor Finance[2]	34	117	19	62	36.6	27.0
Total	1,951	2,552	485	505	13.0	9.6

1	Includes temporary treatments where the customer is currently benefiting from the change or the treatment has ended within the last three months for Secured, and six months for other portfolios. Permanent changes, such as refinancing or recapitalisation which commenced during the last 24 months, are also included.

2	Figures for 2017 include improved customer views and the reclassification of some treatments.

The movements in Retail forborne loans and advances during the year are as follows:

Table 1.15: Movement in UK Retail forborne loans and advances (audited)

	2017
		Credit			UK Motor
	Secured	cards	Loans	Overdrafts	Finance	Total
	£m	£m	£m	£m	£m	£m
At 1 January	2,096	212	49	78	117	2,552
Classified as forborne during the year	744	159	44	85	24	1,056
Written-off/sold	(13)	(100)	(18)	(32)	(20)	(183)
Exit from forbearance	(1,217)	(41)	(3)	(19)	(15)	(1,295)
Redeemed or repaid	(162)	(15)	(6)	–	(8)	(191)
Exchange and other movements[1]	(20)	80	20	(4)	(64)	12
At 31 December	1,428	295	86	108	34	1,951

	2016
		Credit			UK Motor
	Secured	cards	Loans	Overdrafts	Finance	Total
	£m	£m	£m	£m	£m	£m
At 1 January	3,102	225	60	87	100	3,574
Classified as forborne during the year	975	110	34	50	82	1,251
Written-off/sold	(12)	(46)	(24)	(31)	(16)	(129)
Exit from forbearance	(1,741)	(43)	(4)	(24)	(22)	(1,834)
Redeemed or repaid	(200)	(9)	(6)	–	(16)	(231)
Exchange and other movements	(28)	(25)	(11)	(4)	(11)	(79)
At 31 December	2,096	212	49	78	117	2,552

1	Exchange and other movements for 2017 reflects the acquisition of MBNA within Credit cards, and improved customer views and the reclassification of some treatments across the Loans and UK Motor Finance portfolios.

Commercial Banking

–	Net impairment charge was £115 million in 2017 (2016: £17 million) with the increase due to a lower level of write-backs and provision releases rather than a deterioration in the underlying portfolio.

–	Both 2016 and 2017 included material charges against a single customer (2016: oil & gas sector, 2017: construction sector), but otherwise gross charges have remained relatively low.

–	The portfolio continues to benefit from effective risk management, a resilient economic environment and continued low interest rates.

–	Credit quality of the portfolio and new business remains generally good and the Group is not relaxing risk appetite despite a more competitive market.

–	Impaired loans reduced by 12 per cent to £1,927 million at 31 December 2017 compared with £2,197 million at 31 December 2016, driven by impaired loan repayments and reductions, partly offset by a large newly impaired loan. Impaired loans as a percentage of closing loans and advances reduced to 1.9 per cent from 2.1 per cent at 31 December 2016.
67

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Impairment provisions were broadly flat at £830 million at 31 December 2017 (31 December 2016: £828 million) and includes collective unidentified impairment provisions of £183 million (31 December 2016: £183 million). Provisions as a percentage of impaired loans increased from 37.7 per cent to 43.1 per cent during 2017, driven by a number of isolated cases.

–	An uncertain UK and global economic outlook and uncertainty relating to EU exit negotiations have the ability to impact the Commercial Banking portfolios.

–	Internal and external key performance indicators continue to be monitored closely to help identify early signs of any deterioration and portfolios remain subject to ongoing risk mitigation actions as appropriate.

–	Despite the uncertain economic outlook, the portfolios are well positioned and the Group’s through the cycle risk appetite approach is unchanged. Monitoring indicates no material deterioration in the credit quality of the Group’s portfolios. Notwithstanding this, impairments are likely to increase from their historic low levels, driven mainly by lower levels of releases and write-backs and an element of credit normalisation.

Table 1.16: Commercial Banking impairment charge

	2017	2016[1]	Change
	£m	£m	%
SME	7	(7)
Other	108	24
Total impairment charge	115	17
Asset quality ratio[2]	0.12%	0.02%	10bp

1	Restated. See page F-18.

2	In respect of loans and advances to customers.

Table 1.17: Commercial Banking impaired loans and provisions

			Impaired		Impairment
			loans as		provisions
	Loans and		a % of		as a % of
	advances to	Impaired	closing	Impairment	impaired
	customers	loans	advances	provisions[1]	loans
	£m	£m	%	£m	%
At 31 December 2017
SME	30,480	821	2.7	151	18.4
Other	70,332	1,106	1.6	679	61.4
Total gross lending	100,812	1,927	1.9	830	43.1
Impairment provisions	(830)
Total	99,982

At 31 December 2016[2]
SME	29,959	923	3.1	173	18.7
Other	72,439	1,274	1.8	655	51.4
Total gross lending	102,398	2,197	2.1	828	37.7
Impairment provisions	(828)
Total	101,570

1	Impairment provisions include collective unidentified impairment provisions.

2	Restated. See page F-18.

Portfolios

–	The SME Banking portfolio continues to grow within prudent credit risk appetite parameters. As a result of the Group’s customer driven relationship management, net lending has increased 2 per cent in 2017. Portfolio credit quality has remained stable or improved across the majority of key risk metrics.

–	The Mid Markets portfolio is domestically focused and reflects the underlying performance of the UK economy and the Group’s prudent credit risk appetite. Credit quality has been stable with levels of financial stress and impairment remaining low.

–	The Global Corporates business continues to have a predominance of investment grade clients, primarily UK based. The portfolio remains of good quality despite the current global economic uncertainty particularly relating to the EU Exit and a softer outlook in a number of sectors, including construction and retail.

–	The commercial real estate business within the Group’s Mid Markets and Global Corporate portfolio is focused on clients operating in the UK commercial property market ranging in size from medium-sized private real estate entities up to publicly listed property companies. The market for UK real estate has continued to be resilient, with appetite from a range of investors. UK real estate continues to offer attractive yields compared to other asset classes and the fall in Sterling has boosted the attractiveness to foreign investors. Credit quality remains good with minimal impairments/stressed loans. Recognising this is a cyclical sector, appropriate caps are in place to control exposure and business propositions continue to be written in line with a prudent, through the cycle risk appetite with conservative LTVs, strong quality of income and proven management teams.

–	Through clearly defined sector strategies Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client focused or held to support the Group’s funding, liquidity or general hedging requirements. The portfolio continues to be prudently managed within the Group’s conservative risk appetite and clearly defined sector strategies.
68

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	The Group continues to adopt a conservative stance across the Eurozone maintaining close portfolio scrutiny and oversight particularly given the current macro environment and horizon risks.

Commercial Banking UK Direct Real Estate LTV analysis

–	The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders).

–	Focus remains on the UK market, on good quality customers, with a proven track record in Real Estate and where cash flows are robust.

–	Commercial Banking UK Direct Real Estate gross lending stood at £17.3 billion at 31 December 2017.

–	Approximately 70 per cent of loans and advances to UK Direct Real Estate relate to commercial real estate with the remainder relating to residential real estate. The portfolio continues to be heavily weighted towards investment real estate (c.90 per cent) over development.

–	The LTV profile of the UK Direct Real Estate portfolio in Commercial Banking continues to improve.

Table 1.18: LTV – UK Direct Real Estate

	At 31 December 2017[1]				At 31 December 2016[1]
	Unimpaired	Impaired	Total		Unimpaired	Impaired	Total
	£m	£m	£m	%	£m	£m	£m	%
UK Exposures > £5m
Less than 60%	5,567	–	5,567	77.8	5,721	14	5,735	67.2
60% to 70%	855	–	855	12.0	1,470	–	1,470	17.2
70% to 80%	183	25	208	2.9	506	9	515	6.1
80% to 100%	14	54	68	1.0	20	6	26	0.3
100% to 120%	–	–	–	–	–	–	–	–
120% to 140%	–	–	–	–	–	–	–	–
Greater than 140%	–	49	49	0.7	–	68	68	0.8
Unsecured[2]	404	–	404	5.6	689	26	715	8.4
	7,023	128	7,151	100.0	8,406	123	8,529	100.0
UK Exposures <£5m3	9,443	305	9,748		9,563	429	9,992
Total	16,466	433	16,899		17,969	552	18,521

1	Excludes Islands Commercial UK Direct Real Estate of £0.4 billion (31 December 2016: £0.5 billion).

2	Predominantly investment grade corporate CRE lending where the Group is relying on the corporate covenant.

3	December 2017 <£5m exposures include £9.2 billion within SME which has an LTV profile broadly similar to the >£5m exposures.

Forborne loans

Commercial Banking forbearance

At 31 December 2017, £2,374 million (31 December 2016: £2,663 million) of total loans and advances were forborne of which £1,927 million (31 December 2016: £2,197 million) were impaired. Impairment provisions as a percentage of forborne loans and advances increased from 31.1 per cent at 31 December 2016 to 35.0 per cent at 31 December 2017.

Table 1.19: Commercial Banking forborne loans and advances (audited)

	Total loans		Impairment provisions as a %
	and advances		of loans and advances
	which are forborne		which are forborne
	2017	2016[1]	2017	2016[1]
	£m	£m	%	%
Impaired	1,927	2,197	43.1	37.7
Unimpaired	447	466	–	–
Total	2,374	2,663	35.0	31.1

1	Restated. See page F-18.

All Commercial Banking impaired assets are considered forborne.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Impaired loans and advances

The movements in Commercial Banking impaired forborne loans and advances were as follows:

Table 1.20: Movement in Commercial Banking impaired forborne loans and advances (audited)

	2017	2016[1]
	£m	£m
At 1 January	2,197	2,543
Classified as impaired during the year
Exposures >£5m	518	547
Exposures <£5m	119	124
	637	671
Transferred to unimpaired
Exposures >£5m but still reported as forborne	–	–
Exposures >£5m no longer reported as forborne	(51)	(31)
Exposures <£5m	(81)	(81)
	(132)	(112)
Written-off	(136)	(311)
Asset disposals/sales of impaired assets	–	(33)
Drawdowns/repayments	(601)	(595)
Exchange and other movements	(38)	34
At 31 December	1,927	2,197

1	Restated. See page F-18.

Unimpaired loans and advances

Unimpaired forborne loans and advances were £447 million at 31 December 2017 (31 December 2016: £466 million).

The table below sets out the largest unimpaired forborne loans and advances to Commercial Banking customers (exposures over £5 million) as at 31 December 2017 by type of forbearance:

Table 1.21: Commercial Banking unimpaired forborne loans and advances1 (audited)

	31 Dec	31 Dec
	2017	2016
	£m	£m
Type of unimpaired forbearance
Exposures >£5m
Covenants	157	153
Extensions/alterations	–	7
Multiple	–	21
	157	181
Exposures <£5m	290	285
Total	447	466

1	Material portfolios only.

Table 1.22: Movement in Commercial Banking unimpaired forborne loans and advances >£5m1 (audited)

	2017	2016
	£m	£m
At 1 January	181	669
Classified as impaired during the year	(34)	(63)
Cured no longer forborne	(50)	(413)
Classified as forborne during the tear	90	88
Transferred from impaired but still reported as forborne	–	–
Asset disposal/sales	–	–
Net drawdowns/repayments	(25)	(100)
Exchange and other movements	(5)	–
At 31 December	157	181

1	Balances exclude intra-year movements.
70

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Run-off

Table 1.23: Run-off impairment charge

	2017	2016	Change
	£m	£m	%
Ireland	(9)	(14)	36
Corporate real estate and other corporate	(13)	1
Specialist finance	(15)	(2)
Other	(4)	(11)	64
Total	(41)	(26)	(58)
Asset quality ratio¹	(0.32% )	(0.15% )	(17)bp

1	In respect of loans and advances to customers.

Table 1.24: Run-off impaired loans and provisions

			Impaired		Impairment
			loans as		provisions
	Loans and		a % of		as a % of
	advances to	Impaired	closing	Impairment	impaired
	customers	loans	advances	provisions	loans
	£m	£m	%	£m	%
At 31 December 2017
Ireland	4,391	136	3.1	115	84.6
Corporate real estate and other corporate	815	692	84.9	287	41.5
Specialist finance	2,327	23	1.0	29	126.1
Other	1,000	84	8.4	25	29.8
Total gross lending	8,533	935	11.0	456	48.8
Impairment provisions	(456)
Total	8,077
At 31 December 2016
Ireland	4,498	139	3.1	133	95.7
Corporate real estate and other corporate	1,190	896	75.3	399	44.5
Specialist finance	3,374	99	2.9	111	112.1
Other	1,197	83	6.9	39	47.0
Total gross lending	10,259	1,217	11.9	682	56.0
Impairment provisions	(682)
Total	9,577

EUROZONE EXPOSURES

The following section summarises the Group’s direct exposure to Eurozone countries at 31 December 2017. The exposures comprise on balance sheet exposures based on their balance sheet carrying values net of provisions and off-balance sheet exposures, and are based on the country of domicile of the counterparty unless otherwise indicated.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors. In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions, corporates and individuals.

Identified indirect exposure information, where available, is also taken into account when setting limits and determining credit risk appetite for individual counterparties. This forms part of the Group’s credit analysis undertaken at least annually for counterparty and sector reviews, with interim updates performed as necessary. Interim updates would usually be triggered by specific credit events such as rating downgrades, sovereign events or other developments such as spread widening. Examples of indirect risk which have been identified, where information is available, are: European banking groups with lending and other exposures to certain Eurozone countries; corporate customers with operations or significant trade in certain European jurisdictions; major travel operators known to operate in certain Eurozone countries; and international banks with custodian operations based in certain European locations.

The Chief Security Office (formerly the Group Financial Stability Forum) monitors developments within the Eurozone, carries out stress testing through detailed scenario analysis and completes appropriate due diligence on the Group’s exposures. The Group has pre-determined action plans that would be executed in certain scenarios which set out governance requirements and responsibilities for the key actions which would be carried out and cover risk areas such as payments, liquidity and capital, communications, suppliers and systems, legal, credit, delivery channels and products, employees and the impact on customers.

Derivative balances are included within exposures to financial institutions or corporates, as appropriate, at fair value adjusted for master netting agreements at obligor level and net of cash collateral in line with legal agreements. Exposures in respect of reverse repurchase agreements are included on a gross International Financial Reporting Standards (IFRS) basis and are disclosed based on the counterparty rather than the collateral (repos and stock

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

lending are excluded); reverse repurchase exposures are not, therefore, reduced as a result of collateral held. Exposures to central clearing counterparties are shown net.

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

Table 1.25: Selected Eurozone exposures

	Sovereign debt		Financial Institutions
	Direct	Cash at			Asset
	Sovereign	Central			backed			Insurance
	Expenses	Banks	Banks	Other[1]	securities	Corporate	Personal	Assets[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2017
Ireland	–	–	177	300	100	749	4,276	–	5,602
Spain	–	–	103	4	–	591	51	68	817
Portugal	–	–	5	–	–	9	7	–	21
Italy	–	–	33	–	–	78	–	99	210
Greece	–	–	–	–	–	–	–	–	–
	–	–	318	304	100	1,427	4,334	167	6,650
At 31 December 2016
Ireland	–	–	215	512	91	929	4,363	–	6,110
Spain	23	–	76	126	–	630	41	19	915
Portugal	–	–	7	–	–	22	7	–	36
Italy	–	–	38	–	–	59	–	67	164
Greece	–	–	–	–	–	–	–	–	–
	23	–	336	638	91	1,640	4,411	86	7,225

1	Excludes reverse repurchase exposure to Institutional funds domiciled in Ireland secured by UK gilts of £16,323 million (2016: £14,506 million) on a gross basis.

In addition to the exposures detailed above, the Group has exposures in the following Eurozone countries:

Table 1.26: Other Eurozone exposures

	Sovereign debt		Financial Institutions
	Direct	Cash at			Asset
	Sovereign	Central			backed			Insurance
	Expenses	Banks	Banks	Other[1]	securities	Corporate	Personal	Assets	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2017
Netherlands	38	12,182	269	303	29	1,678	6,673	433	21,605
France	205	–	1,059	128	–	2,040	91	1,142	4,665
Germany	2,008	68	325	–	261	1,581	575	473	5,291
Luxembourg	22	–	306	702	629	1,130	–	4	2,793
Belgium	22	–	142	7	–	110	–	113	394
All other Eurozone countries	80	–	22	–	–	423	–	58	583
	2,375	12,250	2,123	1,140	919	6,962	7,339	2,223	35,331
At 31 December 2016
Netherlands	–	8,795	343	324	50	1,610	6,315	423	17,860
France	–	–	1,907	620	41	2,648	96	851	6,163
Germany	1,543	93	538	31	224	1,598	443	477	4,947
Luxembourg	7	–	306	1,484	619	923	–	–	3,339
Belgium	35	–	1,009	300	–	114	–	49	1,507
All other Eurozone countries	38	–	95	–	–	354	–	62	549
	1,623	8,888	4,198	2,759	934	7,247	6,854	1,862	34,365

1	Excludes reverse repurchase exposure to Institutional funds secured by UK gilts of £2,644 million (2016: £2,679 million) on a gross basis.
72

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Environmental risk management

The Group ensures appropriate management of the environmental impact, including climate change, of its lending activities. The Group-wide credit risk principles require all credit risk to be incurred with due regard to environmental legislation and the Group’s code of responsibility.

The Group’s divisions are each exposed to different types and levels of climate-related risk in their operations. For example, the general insurance division regularly uses weather, climate and environmental models and data to assess its insurance risk from covered perils such as windstorm and flood. A team of specialist scientists are employed within underwriting to do this work and they also regularly monitor the state of climate science to assess the need to include its potential impacts within pricing and solvency. In response to the Task Force on Climate-related Financial Disclosure recommendations, in 2018 the Group will commence a systematic review of climate-related risks and opportunities across the Group’s core divisions.

The Group has been a signatory to the Equator Principles since 2008 and has adopted and applied the expanded scope of Equator Principles III. The Equator Principles support the Group’s approach to assessing and managing environmental and social issues in Project Finance, Project-Related Corporate loans and Bridge loans. The Group has also been a signatory to the UN Principles for Responsible Investment (UNPRI) since 2012, which incorporate ESG (environmental, social and governance risk) considerations in asset management. Scottish Widows is responsible for the annual UNPRI reporting process.

Within Commercial Banking, an electronic Environmental Risk Screening Tool is the primary mechanism for assessing environmental risk for lending transactions. This system provides screening of location specific and sector based risks that may be present in a transaction. Where a risk is identified, the transaction is referred to the Group’s expert in-house environmental risk team for further review and assessment, as outlined below. Where required, the Group’s panel of environmental consultants provide additional expert support.

The Group provides colleague training on environmental risk management as part of the standard suite of Commercial Banking credit risk courses. To support this training, a range of online resource is available to colleagues and includes environmental risk theory, procedural guidance, and information on environmental legislation and sector-specific environmental impacts.

Table 1.27: Environmental risk management approach

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LOAN PORTFOLIO

ANALYSIS OF LOANS AND ADVANCES TO BANKS AND CUSTOMERS

The following table analyses loans and advances to banks and customers by category of loan at 31 December for each of the five years listed.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Loans and advances to banks	6,611	26,902	25,117	26,155	25,365
Loans and advances to customers:
Mortgages	304,665	306,682	312,877	333,318	335,611
Other personal lending	28,757	20,761	20,579	23,123	23,230
Agriculture, forestry and fishing	7,461	7,269	6,924	6,586	6,051
Energy and water supply	1,609	2,320	3,247	3,853	4,414
Manufacturing	7,886	7,285	5,953	6,000	7,650
Construction	4,428	4,535	4,952	6,425	7,024
Transport, distribution and hotels	14,074	13,320	13,526	15,112	22,294
Postal and telecommunications	2,148	2,564	2,563	2,624	2,364
Financial, business and other services	57,006	49,197	43,072	44,979	42,478
Property companies	30,980	32,192	32,228	36,682	44,277
Lease financing	2,094	2,628	2,751	3,013	4,435
Hire purchase	13,591	11,617	9,536	7,403	5,090
Total loans	481,310	487,272	483,325	515,273	530,283
Allowance for impairment losses	(2,201)	(2,412)	(3,033)	(6,414)	(11,966)
Total loans and advances net of allowance for impairment losses	479,109	484,860	480,292	508,859	518,317

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SUMMARY OF LOAN LOSS EXPERIENCE

The following table analyses the movements in the allowance for impairment losses on loans and advances to banks and customers for each of the five years listed.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Balance at beginning of year	2,412	3,033	6,414	11,966	15,253
Exchange and other adjustments	132	69	(246)	(410)	291
Disposal of businesses	–	–	(82)	–	(176)
Advances written off:
Loans and advances to customers:
Mortgages	(42)	(42)	(71)	(87)	(601)
Other personal lending	(925)	(728)	(853)	(1,329)	(1,437)
Agriculture, forestry and fishing	(1)	(1)	(1)	(8)	(11)
Energy and water supply	–	(9)	(73)	–	(102)
Manufacturing	(40)	(19)	(126)	(59)	(130)
Construction	(65)	(96)	(21)	(157)	(84)
Transport, distribution and hotels	(65)	(64)	(728)	(1,119)	(798)
Postal and telecommunications	–	(189)	(11)	–	(14)
Financial, business and other services	(158)	(712)	(604)	(946)	(1,030)
Property companies	(136)	(215)	(1,648)	(2,669)	(1,891)
Lease financing	(2)	–	(31)	(4)	(10)
Hire purchase	(65)	(36)	(37)	(54)	(121)
Loans and advances to banks	–	–	–	–	(3)
Total advances written off	(1,499)	(2,111)	(4,204)	(6,432)	(6,232)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	17	44	35	18	28
Other personal lending	419	329	366	600	408
Energy and water supply	–	3	5	–	–
Manufacturing	–	80	–	–	–
Construction	4	78	–	–	–
Transport, distribution and hotels	15	50	63	–	–
Financial, business and other services	6	241	193	–	–
Property companies	–	34	101	–	–
Lease financing	19	–	–	–	–
Hire purchase	2	2	1	63	20
Total recoveries of advances written off	482	861	764	681	456
Total net advances written off	(1,017)	(1,250)	(3,440)	(5,751)	(5,776)
75

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Effect of unwinding of discount recognised through interest income	(23)	(32)	(56)	(126)	(351)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	(119)	(23)	33	(138)	224
Other personal lending	596	438	437	536	920
Agriculture, forestry and fishing	2	3	1	2	–
Energy and water supply	–	(4)	35	28	95
Manufacturing	5	(48)	23	(4)	31
Construction	85	143	13	(81)	66
Transport, distribution and hotels	(19)	(35)	(88)	198	421
Postal and telecommunications	1	191	(2)	6	(3)
Financial, business and other services	42	6	77	179	552
Property companies	(7)	(166)	(140)	40	457
Lease financing	–	15	31	(1)	(26)
Hire purchase	111	72	23	(30)	(12)
Loans and advances to banks	–	–	–	–	–
Total allowances for impairment losses charged against income for the year	697	592	443	735	2,725
Total balance at end of year	2,201	2,412	3,033	6,414	11,966
Ratio of net write-offs during the year to average loans outstanding during the year	0.2%	0.3%	0.8%	1.1%	1.1%

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

The Group’s impairment allowances in respect of loans and advances to banks and customers decreased by £211 million, or 9 per cent, from £2,412 million at 31 December 2016 to £2,201 million at 31 December 2017. This decrease resulted from a charge to the income statement of £697 million being more than offset by net advances written off of £1,017 million (advances written off of £1,499 million less recoveries £482 million). The increase in the charge to the income statement of £105 million, or 18 per cent, from £592 million in 2016 to £697 million in 2017 reflects lower levels of releases and write-backs and the acquisition of MBNA. By category of lending, the most significant elements of the charge to the income statement were charges of £596 million in respect of other personal lending and £85 million in respect of construction together with a credit of £119 million in respect of mortgages. Of the net advances written off of £1,017 million, £506 million related to other personal lending, £152 million related to financial, business and other services and £136 million to property companies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following table analyses the coverage of the allowance for loan losses by category of loans.

		2017		2016		2015		2014		2013
		Percentage		Percentage of		Percentage of		Percentage of		Percentage of
		of loans		loans		loans		loans		loans
		in each		in each		in each		in each		in each
	2017	category to	2016	category to	2015	category to	2014	category to	2013	category to
	Allowance	total loans	Allowance	total loans	Allowance	total loans	Allowance	total loans	Allowance	total loans
	£m	%	£m	%	£m	%	£m	%	£m	%
Balance at year end applicable to:
Loans and advances to banks	–	1.4	–	5.5	–	5.2	–	5.1	–	4.8
Loans and advances to customers:
Mortgages	485	63.4	576	63.0	479	64.7	460	64.7	657	63.5
Other personal lending	381	6.0	356	4.3	388	4.3	607	4.5	919	4.4
Agriculture, forestry and fishing	8	1.6	13	1.5	15	1.4	18	1.3	38	1.1
Energy and water supply	5	0.3	6	0.5	20	0.7	61	0.7	149	0.8
Manufacturing	35	1.6	84	1.5	70	1.2	179	1.2	296	1.4
Construction	410	0.9	319	0.9	165	1.0	158	1.3	395	1.3
Transport, distribution and hotels	57	2.9	161	2.7	219	2.8	1,051	2.9	1,954	4.2
Postal and telecommunications	5	0.4	5	0.5	4	0.5	17	0.5	11	0.4
Financial, business and other services	312	11.9	312	10.1	811	8.9	1,225	8.7	2,293	8.0
Property companies	343	6.4	470	6.6	790	6.7	2,553	7.1	5,145	8.3
Lease financing	–	0.4	–	0.5	–	0.6	1	0.6	6	0.8
Hire purchase	160	2.8	110	2.4	72	2.0	84	1.4	103	1.0
Total balance at year end	2,201	100.0	2,412	100.0	3,033	100.0	6,414	100.0	11,966	100.0

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

The Group complies with IFRS 7, which requires detailed qualitative and quantitative disclosures about its loan portfolios. Accordingly, the table below shows separately those loans that are (i) neither past due nor impaired, (ii) past due but not impaired, (iii) impaired, not requiring a provision and (iv) impaired with a provision.

						Loans and
						advances
						designated
	Loans and	Loans and advances to customers				at fair value
	advances to banks	Retail – mortgages	Retail – other	Commercial	Total	through profit or loss
(audited)	£m	£m	£m	£m	£m	£m
31 December 2017
Neither past due nor impaired	6,577	295,765	48,897	116,396	461,058	31,590
Past due but not impaired	6	5,934	585	336	6,855	–
Impaired – no provision required	28	640	306	700	1,646	–
– provision held	–	3,529	1,053	1,613	6,195	–
Gross	6,611	305,868	50,841	119,045	475,754	31,590
31 December 2016
Neither past due nor impaired	26,888	296,303	39,478	109,364	445,145	33,079
Past due but not impaired	14	7,340	386	305	8,031	–
Impaired – no provision required	–	784	392	689	1,865	–
– provision held	–	3,536	1,038	2,056	6,630	–
Gross	26,902	307,963	41,294	112,414	461,671	33,079
31 December 2015
Neither past due nor impaired	25,006	302,063	38,886	100,001	440,950	33,174
Past due but not impaired	111	8,233	393	463	9,089	–
Impaired – no provision required	–	732	690	1,092	2,514	–
– provision held	–	3,269	911	2,896	7,076	–
Gross	25,117	314,297	40,880	104,452	459,629	33,174
31 December 2014
Neither past due nor impaired	26,003	320,324	37,886	106,768	464,978	36,725
Past due but not impaired	152	10,311	674	488	11,473	–
Impaired – no provision required	–	578	938	847	2,363	–
– provision held	–	3,766	1,109	7,070	11,945	–
Gross	26,155	334,979	40,607	115,173	490,759	36,725
31 December 2013
Neither past due nor impaired	25,219	318,668	36,789	107,764	463,221	29,443
Past due but not impaired	146	12,329	580	786	13,695	–
Impaired – no provision required	–	637	1,284	1,824	3,745	–
– provision held	–	6,229	1,456	20,829	28,514	–
Gross	25,365	337,863	40,109	131,203	509,175	29,443

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

						Loans and
						advances
						designated
	Loans and	Loans and advances to customers				at fair value
	advances	Retail –	Retail –			through
	to banks	mortgages	other	Commercial	Total	profit or loss
(audited)	£m	£m	£m	£m	£m	£m
31 December 2017
0-30 days	6	3,057	458	246	3,761	–
30-60 days	–	1,115	111	10	1,236	–
60-90 days	–	785	3	13	801	–
90-180 days	–	977	3	8	988	–
Over 180 days	–	–	10	59	69	–
Total	6	5,934	585	336	6,855	–
31 December 2016
0-30 days	14	3,547	285	157	3,989	–
30-60 days	–	1,573	75	37	1,685	–
60-90 days	–	985	2	74	1,061	–
90-180 days	–	1,235	6	14	1,255	–
Over 180 days	–	–	18	23	41	–
Total	14	7,340	386	305	8,031	–
31 December 2015
0-30 days	111	4,066	276	248	4,590	–
30-60 days	–	1,732	81	100	1,913	–
60-90 days	–	1,065	9	52	1,126	–
90-180 days	–	1,370	8	19	1,397	–
Over 180 days	–	–	19	44	63	–
Total	111	8,233	393	463	9,089	–
31 December 2014
0-30 days	152	4,854	453	198	5,505	–
30-60 days	–	2,309	110	51	2,470	–
60-90 days	–	1,427	90	139	1,656	–
90-180 days	–	1,721	5	38	1,764	–
Over 180 days	–	–	16	62	78	–
Total	152	10,311	674	488	11,473	–
31 December 2013
0-30 days	146	5,596	489	347	6,432	–
30-60 days	–	2,639	87	102	2,828	–
60-90 days	–	1,734	4	57	1,795	–
90-180 days	–	2,360	–	41	2,401	–
Over 180 days	–	–	–	239	239	–
Total	146	12,329	580	786	13,695	–

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

						Loans and
						advances
						designated
	Loans and	Loans and advances to customers				at fair value
	advances	Retail –	Retail –			through
	to banks	mortgages	other	Commercial	Total	profit or loss
(audited)	£m	£m	£m	£m	£m	£m
31 December 2017
Good quality	6,351	294,748	43,145	81,121		31,548
Satisfactory quality	198	790	4,770	30,154		42
Lower quality	28	32	286	4,807		–
Below standard, but not impaired	–	195	696	314		–
Total	6,577	295,765	48,897	116,396	461,058	31,590
31 December 2016
Good quality	26,745	295,286	34,195	72,083		33,049
Satisfactory quality	87	814	4,479	30,433		30
Lower quality	3	39	387	6,433		–
Below standard, but not impaired	53	164	417	415		–
Total	26,888	296,303	39,478	109,364	445,145	33,079
31 December 2015
Good quality	24,670	301,403	33,589	63,453		33,156
Satisfactory quality	311	527	4,448	28,899		15
Lower quality	4	27	476	7,210		3
Below standard, but not impaired	21	106	373	439		–
Total	25,006	302,063	38,886	100,001	440,950	33,174
31 December 2014
Good quality	25,654	318,967	30,993	65,106		36,482
Satisfactory quality	263	1,159	5,675	28,800		238
Lower quality	49	72	623	11,204		5
Below standard, but not impaired	37	126	595	1,658		–
Total	26,003	320,324	37,886	106,768	464,978	36,725
31 December 2013
Good quality	25,044	314,749	29,129	66,345		29,432
Satisfactory quality	171	2,948	6,414	29,038		7
Lower quality	2	308	501	9,991		3
Below standard, but not impaired	2	663	745	2,390		1
Total	25,219	318,668	36,789	107,764	463,221	29,443

For further details see note 51 on page F-81.

INTEREST FOREGONE ON NON-PERFORMING LENDING

The table below summarises the interest foregone on impaired lending.

2017
£m
Interest income that would have been recognised under original contract terms	265
Interest income included in profit	(179)
Interest foregone	86
80

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TROUBLED DEBT RESTRUCTURINGS

In the US, loans whose terms have been modified due to problems with the borrower are required to be separately disclosed. If the new terms were in line with market conditions at the time of the restructuring and the restructured loan remains current as to repayment of principal and interest then the disclosure is discontinued at the end of the first year. The Company’s accounting policy for loans that are renegotiated is set out in note 2(H)(l) to the financial statements. The table below sets out loans that are forborne at 31 December 2017, 2016, 2015 and 2014, separately identifying those loans that are also impaired:

				Impairment
	Total forborne	Total forborne		allowance as a
	loans and	loans and	Total loans and	% of loans and
	advances which	advances which	advances which	advances which
	are not impaired	are impaired	are forborne	are forborne
	£m	£m	£m	%
At 31 December 2017
UK secured retail	1,291	137	1,428	4.3
UK unsecured retail	55	139	194	38.6
Consumer credit cards	105	190	295	36.0
Asset Finance UK Retail	15	19	34	36.6
Run off: Ireland secured retail	213	25	238	21.0
Commercial Banking	447	1,927	2,374	35.0
Run off: Corporate Real Estate, other Corporate and Specialist Finance	–	715	715	44.1
At 31 December 2016
UK secured retail	1,879	217	2,096	4.7
UK unsecured retail	20	107	127	40.5
Consumer credit cards	93	119	212	29.0
Asset Finance UK Retail	55	62	117	27.0
Run off: Ireland secured retail	137	19	156	16.6
Commercial Banking[1]	466	2,197	2,663	31.1
Run off: Corporate Real Estate, other Corporate and Specialist Finance	3	995	998	51.1
At 31 December 2015
UK secured retail	2,929	173	3,102	4.2
UK unsecured retail	28	119	147	40.0
Consumer credit cards	105	120	225	26.8
Asset Finance UK Retail	49	51	100	25.5
Run off: Ireland secured retail	143	26	169	13.3
Commercial Banking[1]	986	2,543	3,529	30.9
Run off: Corporate Real Estate, other Corporate and Specialist Finance	9	1,771	1,780	52.5
Run-off Ireland: Commercial real estate and corporate	32	5	37	0.0
At 31 December 2014
UK secured retail	4,128	266	4,394	3.5
UK unsecured retail	23	139	162	39.4
Consumer credit cards	94	140	234	29.1
Asset Finance UK Retail	56	53	109	20.5
Run off: Ireland secured retail	239	41	280	12.7
Commercial Banking	1,896	3,241	5,137	31.0
Run off: Corporate Real Estate, other Corporate and Specialist Finance	86	1,912	1,998	58.3
Run-off Ireland: Commercial real estate and corporate	384	3,052	3,436	72.2

1	Restated.

The Group assesses whether a loan benefiting from a UK Government-sponsored programme is impaired or a troubled debt restructuring using the same accounting policies and practices as it does for loans not benefiting from such a programme.

Further information on the schemes operated by the Group to assist borrowers who are experiencing financial stress and on the Group’s forborne loans is set out on pages 57 to 61 and pages 66 to 71.

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

			Governments	Banks and other	Commercial,
			and official	financial	industrial
		Total	institutions	institutions	and other
	% of assets	£m	£m	£m	£m
At 31 December 2017:
United States of America	1.6	12,963	6,760	3,205	2,998
At 31 December 2016:
United States of America	1.6	13,224	7,564	1,718	3,942
At 31 December 2015:
United States of America	1.5	11,748	6,349	952	4,447

At 31 December 2017, United States of America had commitments of £941 million.

At 31 December 2017, no countries had cross-border outstandings of between 0.75 per cent and 1 per cent of assets.

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

MITIGATION

The Group has have taken a number of steps and has outlined below the following key components:

–	The Board establishes a Group-wide risk appetite and metrics for regulatory and legal risk;

–	Group policies and procedures set out the principles and key controls that should apply across the business which are aligned to the Group risk appetite. Mandated policies and processes require appropriate control frameworks, management information, standards and colleague training to be implemented to identify and manage regulatory and legal risk;

–	Business units assess and implement policy and regulatory requirements and establish local control, processes and procedures to ensure governance and compliance;

–	Material risks and issues are escalated to divisional and then Group-level bodies which challenge and support the business on its management of them;
82

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Business units regularly produce management information to assist in the identification of issues and test management controls are working effectively;

–	Risk division and Legal provide oversight and proactive support and constructive challenge to the business in identifying and managing regulatory and legal issues;

–	Risk division will conduct thematic reviews of regulatory compliance across businesses and divisions where appropriate; and

–	Business units with the support of divisional and Group-level bodies conduct ongoing horizon scanning to identify and address changes in regulatory and legal requirements.

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

CONDUCT RISK

DEFINITION

The risk of customer detriment due to poor design, distribution and execution of products and services or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure and financial and reputational loss.

EXPOSURES

The Group faces significant conduct risks, which affect all aspects of the Group’s operations and all types of customers.

Conduct risks can impact directly or indirectly on the Group's customers and can materialise from a number of areas across the Group, including: sales processes resulting in poor customer outcomes; products and services not meeting the customers’ needs; failing to deal with customers’ complaints effectively; failing to promote effective competition in the interest of customers and failing to identify and report behaviour which could undermine the integrity of the market.

There is an ongoing high level of scrutiny regarding financial institutions’ treatment of customers, including those in vulnerable circumstances, from regulatory bodies, the media, politicians and consumer groups. There is also a significant regulatory focus on market misconduct, resulting from previous issues which include London Interbank Offered Rate (LIBOR) and Foreign Exchange (FX).

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

Conduct risk appetite metrics (CRAMs) have been designed for all product families offered by the Group; a set of common metrics supports a consistent approach across products and services. These contain a range of product design, sales and service metrics (such as sales volume, usage and customer outcome testing) to provide a more holistic view of conduct risks; each product also has additional bespoke metrics.

Each of the tolerances for the metrics are agreed for the individual product or service and are tracked monthly. At a consolidated level these metrics are part of the Board approved risk appetite. The Group is also evolving its approach to measurements supporting customer vulnerability and customer journeys.

Measurements in relation to market integrity continued to evolve in 2017, including additional business unit level risk control metrics to enhance the established suite of metrics (which already cover key topics such as the management of conflicts of interest and the handling of market sensitive information).

MITIGATION

The Group takes a range of mitigating actions with respect to conduct risk. The Group’s ongoing commitment to good customer outcomes sets the tone from the top and supports the development of the right customer centric culture – strengthening links between actions to support conduct, culture and customer and enabling more effective control management. Actions to enable good conduct include:

–	Conduct risk appetite established at Group and business area level, with metrics included in the Group risk appetite to ensure ongoing focus;

–	Customer needs explicitly considered within business and product level planning and strategy, through divisional customer and culture plans, with integral conduct lens, reviewed and challenged by Group Customer First Committee (GCFC);

–	Cultural transformation, supported by strong direction and tone from senior executives and the Board. This is underpinned by the Group’s values and codes of responsibility, to deliver the best bank for customers;

–	Further embedding of the customer vulnerability framework. The Customer Vulnerability Cross Divisional Committee operates at a senior level to prioritise change, drive implementation and ensure consistency across the Group. Significant partnership established with Macmillan to support customers with cancer;

–	Embedding and evolving the Group’s customer journey strategy and framework to support the Group's focus on conduct from an end-to-end customer perspective;

–	Enhanced product governance framework to ensure products continue to offer customers fair value, and consistently meet their needs throughout their product life cycle;
83

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	Enhanced complaints management through effectively responding to, and learning from, root causes to reduce complaint volumes and the Financial Ombudsman Service change rate;

–	Enhanced recruitment and training, with a focus on how the Group manages colleagues’ performance with clearer customer accountabilities; and

–	Ongoing focus on the strategic conduct agenda in the Group's interactions with third parties involved in serving the Group’s customers to ensure consistent delivery.

The Group continues to prioritise activity designed to reinforce good conduct in its engagement with the markets in which it operates, with the Market Conduct Steering Committee leading read-across activity of industry issues for LBG consideration. Further training has been delivered for colleagues, and the focus on enhanced procedures, and the enhancement of preventative and detective controls continues – including the Group’s trade surveillance and continuous surveillance capability.

The Group’s leadership team, through GCFC, support the development of the conduct agenda and priorities. The Board and Group Risk Committee receive regular qualitative and quantitative reports to track progress on how the Group is meeting customer needs and minimising conduct risk across all areas of the business.

The Group actively engages with regulatory bodies and other stakeholders in developing its understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that the Group’s strategic conduct focus continues to meet evolving stakeholder expectations.

MONITORING

Monitoring and reporting is undertaken at Board, Group and business area committees. As part of the reporting of CRAMs, a robust outcomes testing regime for both sales and complaints processes is in place to test performance of customer critical activities.

GCFC has responsibility for monitoring and reviewing integrated measurement of enhanced outcomes and customer views, including challenging divisions to make changes based on key learnings to support the delivery of the Group’s vision and foster a customer centric culture.

OPERATIONAL RISK

DEFINITION

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, which can lead to adverse customer impact, reputational damage or financial loss.

EXPOSURES

The principal operational risks to the Group are:

–	A cyber-attack could result in customer detriment, financial loss, disruption and/or reputational damage;

–	Failure in IT systems, due to volume of change, and/or aged infrastructure, could result in unfair customer outcomes, financial loss and/or reputational damage;

–	Failure to protect and manage customers’ data could result in customer detriment, financial loss, disruption and/or reputational damage;

–	Internal and/or external fraud or financial crime could result in customer detriment, financial loss, disruption and/or reputational damage;

–	Failure to ensure compliance with increasingly complex and detailed anti-money laundering, anti-terrorism, sanctions and prohibitions laws and regulations, as such a failure would adversely impact the Group’s reputation and potentially incur fines and other legal enforcements; and

–	Terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events.

A number of these risks could increase where there is a reliance on third party suppliers to provide services to the Group or its customers.

MEASUREMENT

Operational risk is managed across the Group through an operational risk framework and operational risk policies. The operational risk framework includes a risk control self-assessment process, risk impact likelihood matrix, key risk and control indicators, risk appetite, a robust operational event management and escalation process, scenario analysis and operational losses process.

Table 1.28 below shows high level loss and event trends for the Group using Basel II categories. Based on data captured on the Group’s Operational Risk System, in 2017 the highest frequency of events occurred in external fraud (64.37 per cent) and execution, delivery and process management (22.69 per cent). Clients, products and business practices accounted for 72.74 per cent of losses by value, driven by legacy issues where impacts materialised in 2017 (excluding PPI).

Table 1.28: Operational risk events by risk category (losses greater than or equal to £10,000), excluding PPI

	% of total volume		% of total losses
	2017	2016	2017	2016
Business disruption and system failures	1.35	1.01	0.92	0.55
Clients, products and business practices	10.12	11.31	72.74	77.62
Damage to physical assets	1.10	1.05	0.07	0.27
Employee practices and workplace safety	–	0.04	–	–
Execution, delivery and process management	22.69	24.80	22.80	19.23
External fraud	64.37	61.58	3.50	2.31
Internal fraud	0.37	0.21	(0.03)	0.02
Total	100.00	100.00	100.00	100.00
84

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operational risk losses and scenario analysis is used to inform the Internal Capital Adequacy Assessment Process (ICAAP). The Group calculates its minimum (Pillar I) operational risk capital requirements using The Standardised Approach (TSA). Pillar II is calculated using Internal and External loss data and extreme but plausible scenarios that may occur in the next 12 months.

MITIGATION

The Group’s strategic review considers the changing risk management requirements, adapting the change delivery model to be more agile and develop the people skills and capabilities needed to be the ‘Bank of the Future’. The Group continues to review and invest in its control environment to ensure it addresses the inherent risks faced. Risks are reported and discussed at local governance forums and escalated to executive management and Board as appropriate to ensure the correct level of visibility and engagement. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third party suppliers to provide services, the Group’s sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.

Mitigating actions to the principal operational risks are:

–	The threat landscape associated with cyber risk continues to evolve and there is significant regulatory attention on this subject. The Board has defined a cyber risk appetite and has completed a three year programme to deliver capability to meet that risk appetite. Given the nature of the threat, the Group continues to invest heavily in protecting against malicious cyber-attacks and is commencing further investment in enhancing the protection of its customers and their data, improving capability to detect and respond to attacks and protecting its most critical systems.

–	The Group continues to optimise its approach to IT and operational resilience by investing in technology improvements and enhancing the resilience of systems that support the Group’s critical business processes, primarily through the Technology Resilience Programme, with independent verification of progress on an annual basis. The Board recognises the role that resilient technology plays in achieving the Group’s strategy of becoming the best bank for customers and in maintaining banking services across the wider industry. As such, the Board dedicates considerable time and focus to this subject at both the Board and the Board Risk Committee, and continues to sponsor key investment programmes that enhance resilience.

–	The Group is making a significant investment to improve data privacy, including the security of data and oversight of third parties. The Group’s strategy is to introduce advanced data management practices, based on Group-wide standards, data-first culture and modern enterprise data platforms, supported by a simplified modern IT architecture.

–	The Group adopts a risk based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. Fraud risk appetite metrics have been defined, holistically covering the impacts of fraud in terms of losses to the Group, costs of fraud systems and operations, and customer experience of actual and attempted fraud. Oversight of the appropriateness and performance of these metrics is undertaken regularly through business area and Group-level committees. This approach drives a continual programme of prioritised enhancements to the Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group’s commercial interests and reputation, comply with legal requirements and meet regulatory expectations. The Group’s fraud awareness programme remains a key component of its fraud control environment, and awareness of fraud risk is supported by mandatory training for all colleagues. The Group also plays an active role with other financial institutions, industry bodies, and enforcement agencies in identifying and combatting fraud.

–	The Group has adopted policies and procedures designed to detect and prevent the use of its banking network for money laundering, terrorist financing, bribery, tax evasion, human trafficking, and modern-day slavery, and activities prohibited by legal and regulatory sanctions. Against a background of increasingly complex and detailed laws and regulations, and of increased criminal and terrorist activity, the Group regularly reviews and assesses its policies, procedures and organisational arrangements to keep them current, effective and consistent across markets and jurisdictions. The Group requires mandatory training on these topics for all employees. Specifically, the anti-money laundering procedures include ‘know-your-customer’ requirements, transaction monitoring technologies, reporting of suspicions of money laundering or terrorist financing to the applicable regulatory authorities, and interaction between the Group’s Financial Intelligence Unit and external agencies and other financial institutions. The Anti-Bribery Policy prohibits the payment, offer, acceptance or request of a bribe, including ‘facilitation payments’ by any employee or agent and provides a confidential reporting service for anonymous reporting for suspected or actual bribery activity. The Sanctions and Related Prohibitions Policy sets out a framework of controls for compliance with legal and regulatory sanctions.

–	Operational resilience measures and recovery planning defined in the Group’s Resilience and Continuity (including Incident Management) Policy ensure an appropriate and consistent approach to the management of continuity risks, including potential interruptions from a range of internal and external incidents or threats including environmental and climatic issues, terrorism, cyber, economic instability, pandemic planning and operational incidents. The Group considers its operational resilience across five key pillars; cyber, third parties, IT, people and property.

MONITORING

Monitoring and reporting of operational risk is undertaken at Board, Group and divisional risk committees. Each committee monitors key risks, control effectiveness, key risk and control indicators, events, operational losses, risk appetite metrics and the results of independent testing conducted by Risk and/or Group Internal Audit.

The Group maintains a formal approach to operational risk event escalation, whereby material events are identified, captured and escalated. Root causes of events are determined, where possible, and action plans put in place to ensure an optimum level of control to keep customers and the business safe, reduce costs, and improve efficiency.

The insurance programme is monitored and reviewed regularly, with recommendations being made to the Group’s senior management annually prior to each renewal. Insurers are monitored on an ongoing basis, to ensure counterparty risk is minimised. A process is in place to manage any insurer rating changes or insolvencies.

PEOPLE RISK

DEFINITION

The risk that the Group fails to provide an appropriate colleague and customer centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EXPOSURES

The Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives and to be the best bank for customers. Over the coming year the Group anticipates the following key people risk exposures:

–	Maintaining organisational skills, capability, resilience and capacity levels in response to increasing volumes of organisational, political and external market change;

–	Senior Managers and Certification Regime (SM&CR) and additional regulatory constraints on remuneration structures may impact the Group’s ability to attract and retain talent;

–	The increasing digitisation of the business is changing the capability mix required and may impact the Group's ability to attract and retain talent; and

–	Colleague engagement may continue to be challenged by ongoing media attention on banking sector culture, sales practices and ethical conduct.

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

MITIGATION

The Group takes many mitigating actions with respect to people risk. Key areas of focus include:

–	Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning;

–	Continued focus on the Group’s culture by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues;

–	Managing organisational capability and capacity through divisional people strategies to ensure there are the right skills and resources to meet the Group's customers’ needs and deliver the Group's strategic plan;

–	Maintain effective remuneration arrangements to ensure they promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations;

–	Ensuring compliance with legal and regulatory requirements related to SM&CR, embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities; and

–	Ongoing consultation with the Group’s recognised unions on changes which impact their members.

MONITORING

People risks from across the Group are monitored and reported through Board and Group Governance Committees in accordance with the Group’s Risk Management Framework and people risk sub-framework. Risk exposures are discussed monthly via the Group People Risk Committee with upwards reporting to Group Risk and Executive Committees. In addition, oversight, challenge and reporting is completed at Risk division level and, combined with risk assurance, Risk division reviews and assesses the effectiveness of controls, recommending follow up remedial action if relevant. All material people risk events are escalated in accordance with the formal Group Operational Risk Policy and People Policies to the respective divisional Managing Directors and the Group Director, Conduct, Compliance and Operational Risk.

INSURANCE UNDERWRITING RISK

DEFINITION

Insurance underwriting risk is defined as the risk of adverse developments in longevity, mortality, persistency, General Insurance underwriting and policyholder behaviour, leading to reductions in earnings and/or value.

EXPOSURES

The major source of insurance underwriting risk within the Group is the Insurance business.

Longevity and persistency are key risks within the life and pensions business. Longevity risk arises from the annuity portfolios where policyholders’ future cashflows are guaranteed at retirement and increases in life expectancy, beyond current assumptions, will increase the cost of annuities. Longevity risk exposures are expected to increase with the Insurance business growth in the bulk annuity market. Persistency assumptions are set to give a best estimate, however customer behaviour may result in increased cancellations or cessation of contributions.

Property insurance risk is a key risk within the General Insurance business, through Home Insurance. Exposures can arise, for example, in extreme weather conditions, such as flooding, when property damage claims are higher than expected.

The Group’s defined benefit pension schemes also expose the Group to longevity risk. For further information please refer to the defined benefit pension schemes component of the market risk section and note 35 to the financial statements.

MEASUREMENT

Insurance underwriting risks are measured using a variety of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling. Current and potential future insurance underwriting risk exposures are assessed and aggregated on a range of stresses including risk measures based on 1-in-200 year stresses for Insurance’s regulatory capital assessments and other supporting measures where appropriate, including those set out in note 32 to the financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MITIGATION

Insurance underwriting risk in the Insurance business is mitigated in a number of ways:

–	General Insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements broadly spread over different reinsurers. Detailed modelling, including that of the potential losses under various catastrophe scenarios, supports the choice of reinsurance arrangements;

–	Insurance processes on underwriting, claims management, pricing and product design;

–	Longevity risk transfer and hedging solutions are considered on a regular basis and in 2017 the Group reinsured £1.3 billion of annuitant longevity. A team of longevity and bulk pricing experts has been built to support the new bulk annuity proposition; and

–	Exposure limits by risk type are assessed through the business planning process and used as a control mechanism to ensure risks are taken within risk appetite.

MONITORING

Insurance underwriting risks in the Insurance business are monitored by Insurance senior executive committees and ultimately the Insurance Board. Significant risks from the Insurance business and the defined benefit pension schemes are reviewed by the Group Executive and Group Risk Committees and/or Board.

Insurance underwriting risk exposures within the Insurance business are monitored against risk appetite. The Insurance business monitors experiences against expectations, for example business volumes and mix, claims and persistency experience. The effectiveness of controls put in place to manage insurance underwriting risk is evaluated and significant divergences from experience or movements in risk exposures are investigated and remedial action taken.

CAPITAL RISK

DEFINITION

Capital risk is defined as the risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

EXPOSURES

A capital risk exposure arises when the Group has insufficient capital resources to support its strategic objectives and plans, and to meet external stakeholder requirements and expectations. This could arise due to a depletion of the Group’s capital resources as a result of the crystallisation of any of the risks to which it is exposed. Alternatively a shortage of capital could arise from an increase in the amount of capital that needs to be held. The Group’s capital management approach is focused on maintaining sufficient capital resources to prevent such exposures while optimising value for shareholders.

MEASUREMENT

The Group measures the amount of capital it requires and holds through applying the regulatory framework defined by the Capital Requirements Directive and Regulation (CRD IV) as implemented in the UK by the Prudential Regulation Authority (PRA) and supplemented through additional regulation under the PRA Rulebook. Full details of the Group’s regulatory capital and leverage frameworks, including the means by which its capital and leverage requirements and capital resources are calculated, will be provided in the Group’s Pillar 3 Report.

The minimum amount of total capital, under Pillar 1 of the regulatory framework, is determined as 8 per cent of aggregate risk-weighted assets. At least 4.5 per cent of risk-weighted assets are required to be covered by common equity tier 1 (CET1) capital and at least 6 per cent of risk-weighted assets are required to be covered by tier 1 capital. These minimum Pillar 1 requirements are supplemented by additional minimum requirements under Pillar 2A of the regulatory framework, the aggregate of which is to be referred to as the Group’s Total Capital Requirement (TCR) from 1 January 2018, and a number of regulatory capital buffers as described below.

Additional minimum requirements under Pillar 2A are currently set by the PRA through the issuance of bank specific Individual Capital Guidance (ICG). This reflects a point in time estimate by the PRA, which may change over time, of the minimum amount of capital that is needed by the bank to cover risks that are not fully covered by Pillar 1, such as credit concentration and operational risk, and those risks not covered at all by Pillar 1, such as pensions and interest rate risk in the banking book (IRRBB). From 1 January 2018, Pillar 2A will be set as a firm specific capital requirement (Pillar 2R) rather than as individual capital guidance.

The Group is also required to maintain a number of regulatory capital buffers, which are required to be met with CET1 capital.

Systemic buffers are designed to hold systemically important banks to higher capital standards, so that they can withstand a greater level of stress before requiring resolution.

–	Although the Group is not currently classified as a global systemically important institution (G-SII) under the Capital Requirements Directive, it has been classified as an ‘other’ systemically important institution (O-SII) by the PRA. The O-SII buffer is set to zero in the UK.

–	The Systemic Risk Buffer (SRB) will be applied to UK ring-fenced banks from early 2019. The size of buffer applied to the Group’s ring-fenced bank (RFB) sub-group in 2019 will be dependent upon the total assets of the sub-group. The FPC anticipates applying a buffer of 2.5 per cent to the largest ring-fenced institutions. Although the SRB will apply at a sub consolidated level within the Group’s structure, the PRA have indicated that they will include in the Group’s PRA Buffer an amount equivalent to the RFB’s Systemic Risk Buffer. The amount included in the PRA Buffer is expected to be lower as a percentage of Group risk-weighted assets reflecting the assets of the Group that will not be held in the RFB sub-group and for which the SRB will not apply to.

The capital conservation buffer (CCB) is a standard buffer of 2.5 per cent of risk-weighted assets designed to provide for losses in the event of stress and is being phased in over the period from 1 January 2016 to 1 January 2019. During 2017 it was 1.25 per cent and during 2018 it will increase to 1.875 per cent.

The countercyclical capital buffer (CCyB) is time-varying and is designed to require banks to hold additional capital to remove or reduce the build-up of systemic risk in times of credit boom, providing additional loss absorbing capacity and acting as an incentive for banks to constrain further credit growth.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The amount of the buffer is determined by reference to buffer rates set by the (FPC) for the individual countries where the Group has relevant credit risk exposures. The CCyB rate for the UK is currently set at zero but will increase to 0.5 per cent on 27 June 2018 and to 1.0 per cent on 28 November 2018. The FPC will reconsider the adequacy of a 1.0 per cent UK CCyB rate during the first half of 2018 in light of the evolution of the overall risk environment. Non-zero buffer rates currently apply for Norway, Sweden, Hong Kong, Iceland, Slovakia and the Czech Republic. Given that the Group has minimal exposures to these jurisdictions, the overall countercyclical capital buffer requirement at 31 December 2017 is considered to be negligible.

As part of the capital planning process, forecast capital positions are subjected to extensive stress analyses to determine the adequacy of the Group’s capital resources against the minimum requirements, including the ICG. The PRA uses the outputs from some of these stress analyses as one of the inputs that inform the setting of a bank-specific capital buffer for the Group, known as the PRA Buffer. The PRA Buffer also takes into account the CCB and CCyB. The PRA requires the PRA Buffer to remain confidential between the Group and the PRA.

All buffers are required to be met with CET1 capital. A breach of the PRA buffer would trigger a dialogue between the Group and the PRA to agree what action is required whereas a breach of the CRD IV combined buffer (all regulatory buffers excluding the PRA buffer) would give rise to automatic constraints upon any discretionary capital distributions by the Group.

In addition to the risk-based capital framework outlined above, the Group is also subject to minimum capital requirements under the UK Leverage Ratio Framework. The leverage ratio is calculated by dividing fully loaded tier 1 capital resources by a defined measure of on-balance sheet assets and off-balance sheet items.

The minimum leverage ratio requirement under the UK Leverage Ratio Framework is 3.25 per cent. In addition the framework requires two buffers to be maintained: an Additional Leverage Ratio Buffer (ALRB), which is calculated as 35 per cent of the Systemic Risk Buffer (applicable from 2019) and a time-varying Countercyclical Leverage Buffer (CCLB) which is calculated as 35 per cent of the countercyclical capital buffer rate (currently set at 0 per cent). At least 75 per cent of the minimum 3.25 per cent requirement and the entirety of any buffers that may apply must be met by CET1 capital.

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

MONITORING

Capital is actively managed and monitoring capital ratios is a key factor in the Group’s planning processes and stress analyses. Multi-year forecasts of the Group’s capital position, based upon the Group’s operating plan, are produced at least annually to inform the Group’s capital plan whilst shorter term forecasts are more frequently undertaken to understand and respond to variations of the Group’s actual performance against the plan. The capital plans are tested for capital adequacy using a range of stress scenarios covering adverse economic conditions as well as other adverse factors that could impact the Group and the Group maintains a recovery plan which sets out a range of potential mitigating actions that could be taken in response to a stress.

Regular reporting of actual and projected ratios, including those in stressed scenarios, is undertaken, including submissions to the Group Capital Risk Committee (GCRC), Group Financial Risk Committee (GFRC), Group Asset and Liability Committee (GALCO), Group Risk Committee (GRC), Board Risk Committee (BRC) and the Board. Capital policies and procedures are subject to independent oversight.

The regulatory framework within which the Group operates continues to evolve and further detail on this will be provided in the Group’s Pillar 3 report. The Group continues to monitor these developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation, the Group continues to maintain a strong capital position that exceeds both minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.

Target capital ratios

The Board’s view of the level of CET1 capital required is c.13 per cent plus a management buffer of around 1 per cent.

This takes into account, amongst other things:

–	the Pillar 2A ICG set by the PRA, reflecting their point in time estimate, which may change over time, of the amount of capital that is needed in relation to risks not covered by Pillar 1. During the year the PRA updated the Group’s ICG representing an increase from 4.5 per cent to 5.4 per cent of risk-weighted assets at 31 December 2017, of which 3.0 per cent has to be met by CET1 capital.

–	the PRA Buffer, which they set taking into account the results of the PRA stress tests and other information, as well as outputs from the Group’s internal stress tests. The PRA requires the PRA Buffer itself to remain confidential between the Group and the PRA.

–	future regulatory developments, including the introduction of the Systemic Risk Buffer in early 2019 and the CCyB on UK exposures during the course of 2018.

Dividend policy

The Group intends to maintain an ordinary dividend policy that is both progressive and sustainable. The rate of growth of the ordinary dividend will be decided by the Board in light of the circumstances at the time.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Board also gives due consideration to the distribution of surplus capital through the use of special dividends or share buybacks. Surplus capital represents the return of capital over and above the Board's view of the current level of capital required to grow the business, meet regulatory requirements and cover uncertainties. The amount of required capital may vary from time to time depending on circumstances and by its nature there can be no guarantee that any surplus capital distribution will be appropriate in future years.

The ability of the Group to pay a dividend is also subject to constraints including the availability of distributable reserves, legal and regulatory restrictions and the financial and operating performance of the entity.

Distributable reserves are determined as required by the Companies Act 2006 by reference to a company’s individual financial statements. At 31 December 2017 Lloyds Banking Group plc (‘the Company’) had accumulated distributable reserves of approximately £8.5 billion. Substantially all of the Company’s merger reserve is available for distribution under UK company law as a result of transactions undertaken to recapitalise the Company in 2009.

Lloyds Banking Group plc acts as a holding company which also issues capital and other securities to capitalise and fund the activities of the Group. The profitability of the holding company, and consequently its ability to sustain dividend payments, is therefore dependent upon the continued receipt of dividends from its subsidiaries (representing both banking and insurance). A number of Group subsidiaries, principally those with banking and insurance activities, are also subject to regulatory capital requirements. These require entities to maintain minimum amounts of capital related to their size and risk. The principal operating subsidiary is Lloyds Bank plc which, at 31 December 2017, had a consolidated CET1 capital ratio of 15.8 per cent (31 December 2016: 15.1 per cent). The Group actively manages the capital of its subsidiaries, which includes monitoring the regulatory capital ratios for its banking and insurance subsidiaries against approved risk appetite limits. It operates a formal capital management policy which requires all subsidiary entities to remit any surplus capital to their parent companies.

Analysis of capital position

Excluding the capital impact of the acquisition of MBNA on 1 June 2017, the Group generated 2.63 per cent of CET1 capital on an adjusted basis before ordinary dividends and allowing for the share buyback, primarily as a result of:

–	Strong underlying capital generation of 2.5 per cent, largely driven by underlying profits (2.2 per cent) and the dividend paid by the Insurance business in February 2018 in relation to 2017 earnings (0.3 per cent);

–	A reduction in risk-weighted assets (prior to the impact of the acquisition of MBNA) resulting in an increase of 0.8 per cent, primarily reflecting updates made to both mortgage and unsecured retail IRB models, continued active portfolio management, foreign exchange movements, disposals and capital efficient securitisation activity, partly offset through targeted growth in key customer segments;

–	The impact of market and other movements, generating an increase of 0.4 per cent, partially reflecting positive movements in available-for-sale assets and the defined benefit pension schemes;

–	Offset by a reduction of (1.1) per cent for conduct provisions.

In addition, the Group utilised the 0.8 per cent of CET1 capital retained at 31 December 2016 to cover the acquisition of MBNA.

Overall the Group’s CET1 ratio has strengthened to 15.5 per cent on an adjusted basis before ordinary dividends and the share buyback. After ordinary dividends the Group’s CET1 ratio was 14.4 per cent on an adjusted basis. In addition the Board intends to implement a share buyback programme of up to £1 billion, equivalent to up to 1.4 pence per share. The buyback will impact the Group’s capital position in 2018 and is expected to reduce CET1 capital by c.50 basis points. Allowing for this at 31 December 2017 the adjusted CET1 ratio would be 13.9 per cent (31 December 2016: 12.9 per cent on an adjusted basis after dividends and adjusting for MBNA).

Prior year comparatives reflect the additional provision of £350 million recorded following the clarification provided by the FCA on 2 March 2017 in relation to the consultation paper dealing with PPI. This resulted in a reduction of the adjusted CET1 ratio at 31 December 2016 by 18 basis points.

The accrual for foreseeable dividends reflects the recommended final ordinary dividend of 2.05 pence per share.

The transitional total capital ratio, after ordinary dividends remained unchanged at 21.2 per cent, largely reflecting amortisation on dated tier 2 instruments and foreign exchange movements on tier 1 and tier 2 instruments, offset by the increase in CET1 capital and the reduction in risk-weighted assets.

Applying the Bank of England’s Minimum Requirement for Own Funds and Eligible Liabilities (MREL) policy to current capital requirements, the Group’s indicative MREL requirement, excluding regulatory capital buffers, is as follows:

–	From 2020, 2 times Pillar 1 plus Pillar 2A, equivalent to 21.4 per cent of risk-weighted assets

–	From 2022, 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 26.8 per cent of risk-weighted assets

The Bank of England will review the calibration of MREL in 2020 before setting final end-state requirements to be met from 2022. This review will take into consideration any changes to the capital framework, including the finalisation of Basel III.

During 2017, the Group issued £8.5 billion (sterling equivalent as at 31 December 2017) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL. Combined with previous issuances made during 2016 the Group remains comfortably positioned to meet MREL requirements from 2020 and, as at 31 December 2017, had a transitional MREL ratio of 25.7 per cent of risk-weighted assets.

The UK leverage ratio, after ordinary dividends, increased from 5.2 per cent on an adjusted basis to 5.4 per cent on an adjusted basis, largely reflecting the increase in fully loaded tier 1 capital and the underlying reduction in balance sheet assets, net of qualifying central bank claims and deconsolidation adjustments.

An analysis of the Group’s capital position as at 31 December 2017 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The table below summarises the consolidated capital position of the Group. The Group’s Pillar 3 Report will provide a comprehensive analysis of the own funds of the Group.

Table 1.29: Capital resources (audited)

	Transitional		Fully loaded
	At 31 Dec	At 31 Dec	At 31 Dec	At 31 Dec
	2017	2016	2017	2016
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	43,551	42,670	43,551	42,670
Adjustment to retained earnings for foreseeable dividends	(1,475)	(1,568)	(1,475)	(1,568)
Deconsolidation adjustments[1]	1,301	1,342	1,301	1,342
Adjustment for own credit	109	87	109	87
Cash flow hedging reserve	(1,405)	(2,136)	(1,405)	(2,136)
Other adjustments	(177)	(276)	(177)	(276)
	41,904	40,119	41,904	40,119
less: deductions from common equity tier 1
Goodwill and other intangible assets	(2,966)	(1,623)	(2,966)	(1,623)
Prudent valuation adjustment	(556)	(630)	(556)	(630)
Excess of expected losses over impairment provisions and value adjustments	(498)	(602)	(498)	(602)
Removal of defined benefit pension surplus	(541)	(267)	(541)	(267)
Securitisation deductions	(191)	(217)	(191)	(217)
Significant investments[1]	(4,250)	(4,317)	(4,250)	(4,317)
Deferred tax assets	(3,255)	(3,564)	(3,255)	(3,564)
Common equity tier 1 capital	29,647	28,899	29,647	28,899
Additional tier 1
Other equity instruments	5,330	5,320	5,330	5,320
Preference shares and preferred securities[2]	4,503	4,998	–	–
Transitional limit and other adjustments	(1,748)	(1,692)	–	–
	8,085	8,626	5,330	5,320
less: deductions from tier 1
Significant investments[1]	(1,403)	(1,329)	–	–
Total tier 1 capital	36,329	36,196	34,977	34,219
Tier 2
Other subordinated liabilities[2]	13,419	14,833	13,419	14,833
Deconsolidation of instruments issued by insurance entities[1]	(1,786)	(1,810)	(1,786)	(1,810)
Adjustments for transitional limit and non-eligible instruments	1,617	1,351	(1,252)	(1,694)
Amortisation and other adjustments	(3,524)	(3,447)	(3,565)	(3,597)
	9,726	10,927	6,816	7,732
Eligible provisions	120	186	120	186
less: deductions from tier 2
Significant investments[1]	(1,516)	(1,571)	(2,919)	(2,900)
Total capital resources	44,659	45,738	38,994	39,237

Risk-weighted assets	210,919	215,446	210,919	215,446

Common equity tier 1 capital ratio[3]	14.1%	13.4%	14.1%	13.4%
Tier 1 capital ratio	17.2%	16.8%	16.6%	15.9%
Total capital ratio	21.2%	21.2%	18.5%	18.2%

1	For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (shown as ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.

3	The common equity tier 1 ratio is 14.4 per cent on an adjusted basis upon recognition of the dividend paid by the Insurance business in February 2018 in relation to its 2017 earnings (31 December 2016: 13.7 per cent on an adjusted basis).
90

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The key difference between the transitional capital calculation as at 31 December 2017 and the fully loaded equivalent is primarily related to capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under CRD IV, which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022.

The movements in the transitional CET1, AT1, tier 2 and total capital positions in the period are provided below.

Table 1.30: Movements in capital resources

	Common	Additional		Total
	Equity tier 1	Tier 1	Tier 2	capital
	£m	£m	£m	£m
At 31 December 2016	28,899	7,297	9,542	45,738
Profit attributable to ordinary shareholders[1]	2,864	–	–	2,864
Movement in foreseeable dividends[2]	93	–	–	93
Dividends paid out on ordinary shares during the year	(2,284)	–	–	(2,284)
Dividends in respect of 2016 earnings and 2017 interim earnings received from the Insurance business[1]	575	–	–	575
Movement in treasury shares and employee share schemes	3	–	–	3
Pension movements:
Removal of defined benefit pension surplus	(274)	–	–	(274)
Movement through other comprehensive income	428	–	–	428
Available-for-sale reserve	(74)	–	–	(74)
Prudent valuation adjustment	74	–	–	74
Deferred tax asset	309	–	–	309
Goodwill and other intangible assets	(1,343)	–	–	(1,343)
Excess of expected losses over impairment provisions and value adjustments	104	–	–	104
Significant investments	67	(74)	55	48
Eligible provisions	–	–	(66)	(66)
Movements in subordinated debt:
Repurchases, redemptions and other	–	(541)	(1,201)	(1,742)
Other movements	206	–	–	206
At 31 December 2017	29,647	6,682	8,330	44,659

1	Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.

2	Includes the accrual for the 2017 full year ordinary dividend and the reversal of the accrual for the 2016 full year ordinary and special dividends which were paid during the year.

CET1 capital resources have increased by £748 million in the year, primarily reflecting a combination of profit generation, dividends received from the Insurance business during the year, movements in the defined benefit pension schemes and a reduction in the deferred tax asset deducted from capital, partially offset by the payment of the 2017 interim dividend, the accrual of the full year ordinary dividend and an increase in the deduction for goodwill and other intangible assets, largely in relation to the acquisition of MBNA.

AT1 capital resources have reduced by £615 million in the year, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments and foreign exchange movements.

Tier 2 capital resources have reduced by £1,212 million in the year largely reflecting the amortisation of dated tier 2 instruments and foreign exchange movements on subordinated debt, partly offset by the transitioning of grandfathered AT1 instruments to tier 2.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.31: Risk-weighted assets

	At 31 Dec	At 31 Dec
	2017	2016
	£m	£m
Foundation Internal Ratings Based (IRB) Approach	60,207	64,907
Retail IRB Approach	61,588	64,970
Other IRB Approach	17,191	17,788
IRB Approach	138,986	147,665
Standardised (STA) Approach	25,503	18,956
Credit risk	164,489	166,621
Counterparty credit risk	6,055	8,419
Contributions to the default fund of a central counterparty	428	340
Credit valuation adjustment risk	1,402	864
Operational risk	25,326	25,292
Market risk	3,051	3,147
Underlying risk-weighted assets	200,751	204,683
Threshold risk-weighted assets[1]	10,168	10,763
Total risk-weighted assets	210,919	215,446

1	Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

Table 1.32: Risk-weighted assets movement by key driver

	Credit risk	Credit risk		Counterparty		Operational
	IRB	STA	Credit risk[1]	credit risk[2]	Market risk	risk	Total
	£m	£m	£m	£m	£m	£m	£m
Total risk-weighted assets as at 31 December 2016							215,446
Less total threshold risk-weighted assets[3]							(10,763)
Risk-weighted assets as at 31 December 2016	147,665	18,956	166,621	9,623	3,147	25,292	204,683
Asset size	(2,465)	100	(2,365)	(403)	–	–	(2,768)
Asset quality	322	(112)	210	(222)	–	–	(12)
Model updates	(4,399)	–	(4,399)	–	349	–	(4,050)
Methodology and policy	(789)	434	(355)	(431)	–	–	(786)
Acquisitions and disposals	(606)	6,237	5,631	(26)	–	930	6,535
Movements in risk levels (market risk only)	–	–	–	–	(445)	–	(445)
Foreign exchange	(742)	(112)	(854)	(656)	–	–	(1,510)
Other	–	–	–	–	–	(896)	(896)
Risk-weighted assets as at 31 December 2017	138,986	25,503	164,489	7,885	3,051	25,326	200,751
Threshold risk-weighted assets[3]							10,168
Total risk-weighted assets as at 31 December 2017							210,919

1	Credit risk includes securitisation risk-weighted assets.

2	Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.

3	Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

The risk-weighted assets movement tables provide analyses of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.

Credit risk-weighted assets reductions of £2.1 billion were driven by the following key movements:

–	Asset size saw a reduction of £2.4 billion due to continued active portfolio management, partly offset by targeted growth in key customer segments.

–	Model update reductions of £4.4 billion were mainly due to PRA approved model changes within the mortgage and unsecured retail portfolios.

–	Methodology and policy reductions of £0.4 billion were principally the result of further capital efficient securitisation activity.

–	Acquisitions and disposals increased by £5.6 billion and were primarily driven by the acquisition of MBNA, partly offset by the disposal of the Group’s interest in a strategic equity investment.

–	Sterling foreign exchange movements, principally with the Euro and US Dollar, contributed to an overall reduction in credit risk-weighted assets of £0.9 billion.
92

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Counterparty credit risk and CVA risk-weighted assets reductions of £1.7 billion were mainly driven by foreign exchange movements, reductions in position levels, updates to the calculation methodology following clarification of the regulatory approach and other movements.

Market risk, risk-weighted assets reduced by £0.1 billion largely due to a decrease in interest rate risk exposure, offset by an increase in the VaR multiplier, an increase in exposure to corporate bonds and refinements to internal models.

Operational risk, risk-weighted assets are broadly in line with the prior year, with the increase following the acquisition of MBNA mostly offset by the annual update of the income based Standardised Approach operational risk calculation.

Stress testing

The Group undertakes a wide ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group is exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group to adverse economic conditions and other key vulnerabilities. As part of this programme, and in line with previous years, the Group conducted macroeconomic stress tests of the operating plan.

The concurrent UK stress test run by the Bank of England was also undertaken in 2017. As announced in November, despite the severity of the stress scenario, the Group exceeded the capital and leverage thresholds set out for the purpose of the stress test and was not required to take any capital action as a result.

Leverage ratio

The table below summarises the component parts of the Group’s leverage ratio. Further analysis will be provided in the Group’s Pillar 3 Report.

Table 1.33: Leverage ratio

	Fully loaded
	At 31 Dec	At 31 Dec
	2017	2016
Leverage ratio	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	29,647	28,899
Additional tier 1 capital	5,330	5,320
Total tier 1 capital	34,977	34,219
Exposure measure
Statutory balance sheet assets
Derivative financial instruments	25,834	36,138
Securities financing transactions	49,193	42,285
Loans and advances and other assets	737,082	739,370
Total assets	812,109	817,793
Qualifying central bank claims	(53,842)	(41,510)
Deconsolidation adjustments[1]
Derivative financial instruments	(2,043)	(2,403)
Securities financing transactions	(85)	112
Loans and advances and other assets	(140,387)	(142,990)
Total deconsolidation adjustments	(142,515)	(145,281)
Derivatives adjustments
Adjustments for regulatory netting	(13,031)	(20,490)
Adjustments for cash collateral	(7,380)	(8,432)
Net written credit protection	881	699
Regulatory potential future exposure	12,335	13,188
Total derivatives adjustments	(7,195)	(15,035)
Securities financing transactions adjustments	(2,022)	39
Off-balance sheet items	58,357	58,685
Regulatory deductions and other adjustments	(7,658)	(9,128)
Total exposure measure[2]	657,234	665,563
Average exposure measure[4]	660,557
UK Leverage ratio[2,3,6]	5.3%	5.1%
Average UK leverage ratio[4]	5.4%
CRD IV exposure measure[5]	711,076	707,073
CRD IV leverage ratio[5]	4.9%	4.8%

1	Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, being primarily the Group’s Insurance business.

2	Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.

3	The countercyclical leverage ratio buffer is currently nil.

4	The average UK leverage ratio is based on the average of the month end tier 1 capital and exposure measures over the quarter (1 October 2017 to 31 December 2017). The average of 5.4 per cent compares to 5.4 per cent at the start and 5.3 per cent at the end of the quarter.

5	Calculated in accordance with CRD IV rules which include central bank claims within the leverage exposure measure.

6	The UK leverage ratio is 5.4 per cent on an adjusted basis upon recognition of the dividend paid by the Insurance business in February 2018 in relation to its 2017 earnings (31 December 2016: 5.2 per cent on an adjusted basis).
93

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Key movements

The Group’s fully loaded UK leverage ratio increased by 0.2 per cent to 5.3 per cent reflecting the impact of both the increase in tier 1 capital and the £8.3 billion reduction in the exposure measure, the latter largely reflecting the underlying reduction in balance sheet assets (net of qualifying central bank claims and deconsolidation adjustments) driven by the reductions in both available-for-sale financial assets and derivatives assets, partially offset by the increase in loans and advances following the acquisition of MBNA and an increase in securities financing transactions (SFT) activity.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, reduced by £2.1 billion during the year, primarily driven by market movements and a reduction in position levels.

The £4.7 billion increase in the SFT exposure measure during the year, representing SFT assets per the balance sheet net of deconsolidation and other SFT adjustments, reflected an increase in customer volumes, partially offset by reduced trading volumes and an increase in eligible netting adjustments.

Off-balance sheet items reduced by £0.3 billion during the year, primarily reflecting a net reduction in securitisation financing facility commitments together with corporate facility drawdowns, reductions and exits, largely offset by an increase in unconditionally cancellable credit card commitments following the acquisition of MBNA and new residential mortgage offers placed.

The average UK leverage ratio of 5.4 per cent over the quarter reflected a strengthening tier 1 capital position prior to the accrual for the announced full year ordinary dividend and further conduct provisions, and the reduction in underlying balance sheet assets during the quarter, net of qualifying central bank claims.

G-SIB indicators

Although the Group is not currently classified as a Global Systemically Important Bank (G-SIB), by virtue of the Group’s leverage exposure measure exceeding €200 billion the Group is required to report G-SIB indicator metrics to the PRA. The Group’s indicator metrics used within the 2017 Basel G-SIBs annual exercise will be disclosed in April 2018 and the results are expected to be made available by the Basel Committee later this year.

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

FUNDING AND LIQUIDITY RISK

DEFINITION

Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due.

EXPOSURE

Liquidity exposure represents the potential stressed outflows in any future period less expected inflows. The Group considers liquidity from both an internal and a regulatory perspective.

MEASUREMENT

Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturities with behavioural overlays as appropriate. Note 51 on page F-78 sets out an analysis of assets and liabilities by relevant maturity grouping. Additionally the Group undertakes quantitative and qualitative analysis of behavioural aspects of its assets and liabilities in order to reflect their expected behaviour.

MITIGATION

Group Corporate Treasury (GCT) is responsible for managing and monitoring liquidity risks on behalf of the Group and ensuring that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite and Group strategy. Liquidity policies and procedures are subject to independent internal oversight by Risk. Overseas branches and subsidiaries of the Group may also be required to meet the liquidity requirements of the entity’s domestic country. Management of liquidity requirements is performed by the overseas branch or subsidiary and overseen by GCT. Liquidity risk of the Insurance business is actively managed and monitored within the Insurance business. The Group plans funding requirements over the life of the funding plan, combining business as usual and stressed conditions. The Group manages its risk appetite and liquidity position with regard to its internal risk appetite and the Liquidity Coverage Ratio (LCR) required by the PRA and Capital Requirements Directive and Regulation (CRD IV) liquidity requirements.

The Group’s funding and liquidity position is underpinned by its significant customer deposit base, and is supported by strong relationships across customer segments. The Group has consistently observed that in aggregate the retail deposit base provides a stable source of funding. Funding concentration by counterparty, currency and tenor is monitored on an ongoing basis and where concentrations do exist, these are managed as part of the planning process and limited by internal risk appetite, with analysis regularly provided to senior management.

94

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

To assist in managing the balance sheet the Group operates a Liquidity Transfer Pricing (LTP) process which: allocates relevant interest expenses from the centre to the Group’s banking businesses within the internal management accounts; helps drive the correct inputs to customer pricing; and is consistent with regulatory requirements. LTP makes extensive use of behavioural maturity profiles, taking account of expected customer loan prepayments and stability of customer deposits, modelled on historic data.

The Group can monetise liquid assets quickly, either through the repurchase agreements (repo) market or through outright sale. In addition, the Group has pre-positioned a substantial amount of assets at the Bank of England’s Discount Window Facility which can be used to access additional liquidity in a time of stress. The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of liquid assets. The liquid asset buffer is managed under the control of Group Corporate Treasury and is available for deployment at immediate notice, subject to complying with regulatory requirements.

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

MONITORING

Daily monitoring and control processes are in place to address internal and regulatory liquidity requirements. The Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to the Group. This captures regulatory metrics as well as metrics the Group considers relevant for its liquidity profile. These are a mixture of quantitative and qualitative measures, including: daily variation of customer balances; changes in maturity profiles; cash outflows; funding concentration; changes in LCR eligible liquidity portfolio; credit default swap (CDS) spreads; and changing funding costs.

The Group carries out internal stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer term horizons against a range of scenarios forming an important part of the internal risk appetite. The scenarios and assumptions are reviewed at least annually to ensure that they continue to be relevant to the nature of the business including reflecting emerging horizon risks to the Group, such as the UK exit from the EU. For further information on the Group’s 2017 liquidity stress testing results refer to page 98.

The Group maintains a Contingency Funding Plan which is designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing. Contingency Funding Plan invocation and escalation processes are based on analysis of five major quantitative and qualitative components, comprising assessment of: early warning indicators; prudential and regulatory liquidity risk limits and triggers; stress testing results; event and systemic indicators; and market intelligence.

Funding and liquidity management in 2017

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 110 per cent at 31 December 2017 (109 per cent as at 31 December 2016).

During 2017, the Group drew down a further £15.4 billion under the Bank of England’s Term Funding Scheme (TFS), now fully utilised at £20 billion as at 31 December 2017. The amount outstanding under the Bank of England’s Funding for Lending Scheme (FLS) is £25.1 billion as at 31 December 2017 (£30.1 billion as at 31 December 2016).

As a result, wholesale funding has decreased by £9.7 billion to £101.1 billion as at 31 December 2017, with the amount maturing in less than one year falling to £28.5 billion as at 31 December 2017 (£35.1 billion as at 31 December 2016). In 2017, the Group issued term funding of £10.2 billion and following the full utilisation of the TFS, would expect term issuance volumes in 2018 to return to a steady-state requirement of between £15 billion and £20 billion per annum.

The Group’s strong balance sheet and funding and liquidity position has been reflected in positive movements in the Group’s credit ratings in 2017. During the second half of the year, Moody’s upgraded Lloyds Bank plc’s long-term rating by one notch to ‘Aa3’. In addition, S&P improved Lloyds Bank plc’s outlook to ‘positive’ to reflect the Group’s improved bail-in capital position following recent Lloyds Banking Group plc issuance.

The Group’s liquidity surplus continues to exceed the regulatory minimum and internal risk appetite, with a Liquidity Coverage Ratio of 127 per cent as at 31 December 2017 based on the EU Delegated Act.

Table 1.34: Summary funding and liquidity metrics

	At 31 Dec	At 31 Dec
	2017	2016	Change
	£bn	£bn	(%)
LCR eligible assets	120.9	120.8	–
Loan to deposit ratio (%)	109.7	108.9	1
LCR eligible liquid assets/money market funding less than one year maturity (x)[1]	8.3	8.8	(6)

1	Excludes balances relating to margins of £2.1 billion (31 December 2016: £3.2 billion) and settlement accounts of £1.5 billion (31 December 2016: £1.8 billion).
95

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.35: Group funding position

	At 31 Dec 2017 £bn	At 31 Dec 2016 £bn	Change %
Funding requirement
Loans and advances to customers[1]	455.7	449.7	1
Loans and advances to banks[2]	4.1	5.1	(20)
Debt securities	3.6	3.4	6
Reverse repurchase agreements	0.7	0.5	40
Available-for-sale financial assets – non-LCR eligible[3]	0.9	1.9	(53)
Cash and balances at central bank – non-LCR eligible[4]	4.8	4.8	–
Funded assets	469.8	465.4	1
Other assets[5]	234.7	249.9	(6)
	704.5	715.3	(2)
On balance sheet LCR eligible liquid assets
Reverse repurchase agreements	16.9	8.7	94
Cash and balances at central banks[4]	53.7	42.7	26
Available-for-sale financial assets	41.2	54.6	(25)
Trading and fair value through profit and loss	1.7	1.8	(6)
Repurchase agreements	(5.9)	(5.3)	11
	107.6	102.5	5
Total Group assets	812.1	817.8	(1)
Less: other liabilities[5]	(226.5)	(240.7)	(6)
Funding requirement	585.6	577.1	1
Funded by
Customer deposits	415.5	413.0	1
Wholesale funding[6]	101.1	110.8	(9)
	516.6	523.8	(1)
Term funding scheme	19.9	4.5
Total equity	49.1	48.8	1
Total funding	585.6	577.1	1

1	Excludes £16.8 billion (31 December 2016: £8.3 billion) of reverse repurchase agreements.

2	Excludes £1.7 billion (31 December 2016: £20.9 billion) of loans and advances to banks within the Insurance business and £0.8 billion (31 December 2016: £0.9 billion) of reverse repurchase agreements.

3	Non-LCR eligible liquid assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).

4	Cash and balances at central banks are combined in the Group’s balance sheet.

5	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.

6	The Group’s definition of wholesale funding aligns with that used by other international market participants, including interbank deposits, debt securities in issue and subordinated liabilities.

Table 1.36: Reconciliation of Group funding to the balance sheet (audited)

	At 31 December 2017				At 31 December 2016
	Included in funding analysis £bn	Repos and cash collateral received by Insurance £bn	Fair value and other accounting methods £bn	Balance sheet £bn	Included in funding analysis £bn	Repos and cash collateral received by Insurance £bn	Fair value and other accounting methods £bn	Balance sheet £bn
Deposits from banks	5.1	24.1	0.6	29.8	8.1	8.0	0.3	16.4
Debt securities in issue	78.1	–	(5.6)	72.5	83.0	–	(6.7)	76.3
Subordinated liabilities	17.9	–	–	17.9	19.7	–	0.1	19.8
Total wholesale funding	101.1	24.1			110.8	8.0
Customer deposits	415.5	2.6	–	418.1	413.0	2.5	–	415.5
Total	516.6	26.7			523.8	10.5
96

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.37: Analysis of 2017 total wholesale funding by residual maturity

	Less than one month £bn	One to three months £bn	Three to six months £bn	Six to nine months £bn	Nine months to one year £bn	One to two years £bn	Two to five years £bn	More than five years £bn	Total at 31 Dec 2017 £bn	Total at 31 Dec 2016 £bn
Deposit from banks	3.7	1.0	0.3	0.1	–	–	–	–	5.1	8.1
Debt securities in issue:
Certificates of deposit	1.3	2.1	3.2	2.5	0.9	–	–	–	10.0	7.5
Commercial paper	0.4	2.8	–	–	–	–	–	–	3.2	3.2
Medium-term notes[1]	0.7	0.6	0.5	0.9	2.3	3.0	12.1	17.3	37.4	36.9
Covered bonds	1.5	–	0.7	0.1	–	2.8	12.3	7.3	24.7	29.1
Securitisation	–	0.4	–	0.1	0.1	0.6	1.3	0.3	2.8	6.3
	3.9	5.9	4.4	3.6	3.3	6.4	25.7	24.9	78.1	83.0
Subordinated liabilities	–	0.2	1.5	–	0.6	0.5	3.2	11.9	17.9	19.7
Total wholesale funding[2]	7.6	7.1	6.2	3.7	3.9	6.9	28.9	36.8	101.1	110.8
Of which issued by Lloyds Banking Group plc[3]	–	–	–	–	–	–	4.4	11.0	15.4	7.4

1	Medium-term notes include funding from the National Loan Guarantee Scheme (31 December 2016: £1.4 billion), which matured during 2017.

2	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

3	Consists of medium-term notes only.

Table 1.38: Total wholesale funding by currency (audited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2017	25.8	32.1	37.0	6.2	101.1
At 31 December 2016	30.6	33.0	41.4	5.8	110.8

Table 1.39: Analysis of 2017 term issuance (audited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
Securitisation	–	–	–	–	–
Medium-term notes	1.0	5.2	1.6	1.0	8.8
Covered bonds	1.0	–	–	–	1.0
Private placements[1]	0.1	0.3	–	–	0.4
Subordinated liabilities	–	–	–	–	–
Total issuance	2.1	5.5	1.6	1.0	10.2
Of which issued by Lloyds Banking Group plc[2]	1.0	5.2	1.6	1.0	8.8

1	Private placements include structured bonds and term repurchase agreements (repos).

2	Consists of medium-term notes only.

The Group continues to maintain a diversified approach to funding markets with trades in public and private format, secured and unsecured products and a wide range of currencies and markets. For 2018, the Group will continue to maintain this diversified approach to funding, including capital and funding from the holding company, Lloyds Banking Group plc, as needed to transition towards final UK Minimum Requirements for Own Funds and Eligible Liabilities (MREL). The contractual maturities for the FLS and TFS are fully factored into the Group’s funding plan.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Liquidity portfolio

At 31 December 2017, the banking business had £120.9 billion of highly liquid unencumbered LCR eligible assets (31 December 2016: £120.8 billion), of which £120.2 billion is LCR level 1 eligible (31 December 2016: £120.3 billion) and £0.7 billion is LCR level 2 eligible (31 December 2016: £0.5 billion). These assets are available to meet cash and collateral outflows and PRA regulatory requirements. A separate liquidity portfolio to mitigate any insurance liquidity risk is managed within the Insurance business. LCR eligible liquid assets represent over eight times the Group’s money market funding less than one year to maturity (excluding derivative collateral margins and settlement accounts) and exceed total wholesale funding, and thus provide a substantial buffer in the event of market dislocation. As previously communicated, given the economic climate, the Group does not expect to hold gilts to maturity. The Group has therefore continued to reduce the size of its gilts portfolio owned outright.

Table 1.40: LCR eligible assets

	At 31 Dec 2017 £bn	At 31 Dec 2016 £bn	Change %	Unweighted average 2017 £bn	Unweighted average 2016 £bn
Level 1
Cash and central bank reserves	53.7	42.7	26	51.0	53.7
High quality government/MDB/agency bonds[1]	65.8	75.3	(13)	72.0	72.4
High quality covered bonds	0.7	2.3	(70)	1.1	2.4
Total	120.2	120.3	–	124.1	128.5
Level 2[2]	0.7	0.5	40	0.6	0.5
Total LCR eligible assets	120.9	120.8	–	124.7	129.0

1	Designated multilateral development bank (MDB).

2	Includes Level 2A and Level 2B.

Table 1.41: LCR eligible assets by currency

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2017
Level 1	90.8	16.3	13.1	–	120.2
Level 2	0.2	0.5	–	–	0.7
Total	91.0	16.8	13.1	–	120.9
At 31 December 2016
Level 1	96.0	12.5	11.8	–	120.3
Level 2	0.2	0.3	–	–	0.5
Total	96.2	12.8	11.8	–	120.8

The banking business also has a significant amount of non-LCR eligible assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

Stress testing results

Internal stress testing results at 31 December 2017 showed that the banking business had liquidity resources representing 142 per cent of modelled outflows from all wholesale funding sources, retail and corporate deposits, intraday requirements and rating dependent contracts under the Group’s most severe liquidity stress scenario.

A hypothetical idiosyncratic two notch downgrade of the Group’s current long-term debt rating and accompanying short-term downgrade implemented instantaneously by all major rating agencies, could result in a contractual outflow of £1.1 billion of cash over a period of up to one year, £2.0 billion of collateral posting related to customer financial contracts and £5.9 billion of collateral posting associated with secured funding.

Encumbered assets

This disclosure provides further detail on the availability of assets that could be used to support potential future funding requirements of the Group. The disclosure is not designed to identify assets that would be available in the event of a resolution or bankruptcy.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Board and the Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance via a number of risk appetite metrics. At 31 December 2017, the Group had £64.6 billion (31 December 2016: £83.5 billion) of externally encumbered on balance sheet assets with counterparties other than central banks. The decrease in encumbered assets was primarily driven by maturities of covered bond and securitisation issuances. The Group also had £587.5 billion (31 December 2016: £580.9 billion) of unencumbered on balance sheet assets, and £160.1 billion (31 December 2016: £153.5 billion) of pre-positioned and encumbered assets held with central banks. Primarily the Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks.

Table 1.42: On balance sheet encumbered and unencumbered assets

	Encumbered with counterparties other than central banks				Pre- positioned and	Unencumbered assets not pre-positioned with central banks
	Securitisations £m	Covered bond £m	Other £m	Total £m	encumbered assets held with central banks £m	Readily realisable[1] £m	Other realisable assets[2] £m	Cannot be used[3] £m	Total £m	Total £m
At 31 December 2017
Cash and balances at central banks	–	–	–	–	–	53,887	–	4,634	58,521	58,521
Trading and other financial assets at fair value through profit or loss	–	–	4,642	4,642	–	7,378	–	150,858	158,236	162,878
Derivative financial instruments	–	–	–	–	–	–	–	25,834	25,834	25,834
Loans and receivables:
Loans and advances to banks	–	–	–	–	–	213	1,417	4,981	6,611	6,611
Loans and advances to customers	5,023	26,414	6,610	38,047	160,060	13,927	170,771	89,693	274,391	472,498
Debt securities	–	–	2,374	2,374	–	919	4	346	1,269	3,643
	5,023	26,414	8,984	40,421	160,060	15,059	172,192	95,020	282,271	482,752
Available-for-sale financial assets	–	–	19,526	19,526	–	21,514	–	1,058	22,572	42,098
Other[4]	–	–	–	–	–	16	1,175	38,835	40,026	40,026
Total assets	5,023	26,414	33,152	64,589	160,060	97,854	173,367	316,239	587,460	812,109
At 31 December 2016
Cash and balances at central banks	–	–	–	–	–	42,998	–	4,454	47,452	47,452
Trading and other financial assets at fair value through profit or loss	–	–	4,806	4,806	–	9,175	22	137,171	146,368	151,174
Derivative financial instruments	–	–	–	–	–	–	–	36,138	36,138	36,138
Loans and receivables:
Loans and advances to banks	–	–	32	32	–	528	1,825	24,517	26,870	26,902
Loans and advances to customers	14,542	30,883	7,305	52,730	153,482	7,032	152,997	91,717	251,746	457,958
Debt securities	–	–	904	904	–	2,344	5	144	2,493	3,397
	14,542	30,883	8,241	53,666	153,482	9,904	154,827	116,378	281,109	488,257
Available-for-sale financial assets	154	–	24,824	24,978	–	31,017	31	498	31,546	56,524
Other[4]	–	–	–	–	–	34	1,737	36,477	38,248	38,248
Total assets	14,696	30,883	37,871	83,450	153,482	93,128	156,617	331,116	580,861	817,793

1	Assets regarded by the Group to be readily realisable in the normal course of business, to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, and are not subject to any restrictions on their use for these purposes.

2	Assets where there are no restrictions on their use to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, but are not readily realisable in the normal course of business in their current form.

3	The following assets are classified as unencumbered – cannot be used: assets held within the Group’s Insurance businesses which are generally held to either back liabilities to policyholders or to support the solvency of the Insurance subsidiaries; assets held within consolidated limited liability partnerships which provide security for the Group’s obligations to its pension schemes; assets pledged to facilitate the use of intra-day payment and settlement systems; and reverse repos and derivatives balance sheet ledger items.

4	Other comprises: items in the course of collection from banks; investment properties; goodwill; value in-force business; other intangible assets; tangible fixed assets; current tax recoverable; deferred tax assets; retirement benefit assets; and other assets.

The above table sets out the carrying value of the Group’s encumbered and unencumbered assets, separately identifying those that are available to support the Group’s funding needs. The table does not include collateral received by the Group (i.e. from reverse repos) that is not recognised on its balance sheet, the vast majority of which the Group is permitted to repledge.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONTRACTUAL CASH OBLIGATIONS

The following table sets out the amounts and maturities of Lloyds Banking Group’s contractual cash obligations at 31 December 2017.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m
Long-term debt – dated	1,647	2,993	792	7,422	12,854
Debt securities in issue	21,071	17,118	15,709	26,364	80,262
Finance leases	3	4	–	12	19
Operating leases	275	378	467	934	2,054
Capital commitments	444	–	–	–	444
Other purchase obligations	1,195	1,778	1,071	707	4,751
	24,635	22,271	18,039	35,439	100,384

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by the Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. The Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of the Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of at least £750 million to these schemes in 2018.

At 31 December 2017, Lloyds Banking Group also had £5,068 million of preference shares, preferred securities and undated subordinated liabilities outstanding.

At 31 December 2017, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary company, Lloyds Bank, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds Bank to pay dividends going forward, or for Lloyds Bank or other Lloyds Banking Group companies to make loans to Lloyds Banking Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments at 31 December 2017 is included in note 51 to the financial statements. These commitments are not included in Lloyds Banking Group’s consolidated balance sheet.

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

Lloyds Banking Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value on the balance sheet. The contractual nominal amounts of these guarantees totalled £5,820 million at 31 December 2017 (with £3,132 million expiring within one year; £627 million between one and three years; £1,471 million between three and five years; and £590 million over five years).

Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2017, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation vehicles, Argento, Cancara and Grampian. These are funded in the global asset-backed commercial paper market. The assets and obligations of these conduits are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

Details of securitisations and other special purpose entity arrangements entered into by the Group are provided in notes 18 and 19 to the financial statements. The successful development of Lloyds Banking Group’s ability to securitise its own assets has provided a mechanism to tap a well established market, thereby diversifying Lloyds Banking Group’s funding base.

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

EXPOSURES

The internal and corporate governance arrangements of major financial institutions continue to be subject to a high level of regulatory and public scrutiny. The Group’s exposure to governance risk is also reflective of the significant volume of existing and proposed legislation and regulation, both within the UK and across the multiple jurisdictions within which it operates, with which it must comply. Risk governance and risk culture are mutually reinforcing.

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

The Ethics and Responsible Business Policy and supporting code of responsibility embody the Group’s values and reflect its commitment to operating responsibly and ethically both at a business and an individual level. All colleagues are required to adhere to the code in all aspects of their roles.

Effective implementation of the RMF mutually reinforces and is reinforced by the Group’s risk culture, which is embedded in its approach to recruitment, selection, training, performance management and reward.

MONITORING

A review of the Group’s RMF, which includes the status of the Group’s principles and policy framework, and the design and operational effectiveness of key governance committees, is undertaken on an annual basis and the findings are reported to the Group Risk Committee, Board Risk Committee and the Board.

This includes a review of the Group’s current approach to governance and ongoing initiatives in light of the latest regulatory guidance, including in 2017 the continued enhancement of frameworks to address Senior Managers and Certification Regime (SM&CR) requirements and prepare for the requirement to ring-fence retail banking activities with effect from January 2019.

For further information on Corporate Governance see pages 138–164.

MARKET RISK

DEFINITION

Market risk is defined as the risk that unfavourable market moves (including changes in and increased volatility of interest rates, market-implied inflation rates, credit spreads and prices for bonds, foreign exchange rates, equity, property and commodity prices and other instruments) lead to reductions in earnings and/or value.

Balance sheet linkages

The information provided in table 1.43 aims to facilitate the understanding of linkages between banking, trading, and insurance balance sheet items and the positions disclosed in the Group’s market risk disclosures.

Table 1.43: Market risk linkage to the balance sheet

		Banking
		Trading
	Total	book only	Non-trading	Insurance
2017	£m	£m	£m	£m	Primary market risk factor
Assets
Cash and balances at central banks	58,521	–	58,521	–	Interest rate
Trading and other financial assets at fair value through profit or loss	162,878	42,230	3,325	117,323	Interest rate, foreign exchange, credit spread
Derivative financial instruments	25,834	21,605	1,881	2,348	Interest rate, foreign exchange, credit spread
Loans and receivables
Loans and advances to banks	6,611	–	4,274	2,337	Interest rate
Loans and advances to customers[1]	472,498	–	472,498	–	Interest rate
Debt securities	3,643	–	3,643	–	Interest rate, credit spread
	482,752	–	480,415	2,337
Available-for-sale financial assets	42,098	–	42,098	–	Interest rate, foreign exchange, credit spread
Value of in-force business	4,839	–	–	4,839	Equity
Other assets	35,187	–	18,303	16,884	Interest rate
Total assets	812,109	63,835	604,543	143,731

Liabilities
Deposit from banks	29,804	–	29,804	–	Interest rate
Customer deposits	418,124	–	418,124	–	Interest rate
Trading and other financial liabilities at fair value through profit or loss	50,877	43,062	7,815	–	Interest rate, foreign exchange
Derivative financial instruments	26,124	21,699	1,613	2,812	Interest rate, foreign exchange, credit spread
Debt securities in issue	72,450	–	72,450	–	Interest rate, credit spread
Liabilities arising from insurance and investment contracts	118,860	–	–	118,860	Credit spread
Subordinated liabilities	17,922	–	16,131	1,791	Interest rate, foreign exchange
Other liabilities	28,805	–	8,345	20,460	Interest rate
Total liabilities	762,966	64,761	554,282	143,923

1	Includes £6.9 billion of lower risk loans within the banking book sold by Commercial Banking and Retail to Insurance to manage market risk arising from annuitant liabilities within the Insurance business.

The defined benefit pension schemes’ assets and liabilities are included under Other assets and Other liabilities in this table and note 35 on page F-44 provides further information.

The Group’s trading book assets and liabilities are originated by Commercial Banking (CB) Markets within the Commercial Banking division. Within the Group’s balance sheet these fall under the trading assets and liabilities and derivative financial instruments. The assets and liabilities are classified as trading books if they have been acquired or incurred for the purpose of selling or repurchasing in the near future. These consist of government, corporate and financial institution bonds and loans/deposits and repos. Further information on these activities can be found under the Trading portfolios section on page 107.

Derivative assets and liabilities are held by the Group for three main purposes; to provide risk management solutions for clients, to manage portfolio risks arising from client business and to manage and hedge the Group’s own risks. The majority of derivatives exposure arises within CB Markets. Insurance business assets and liabilities relate to policyholder funds, as well as shareholder invested assets, including annuity funds. The Group recognises the value of in-force business in respect of Insurance’s long-term life assurance contracts as an asset in the balance sheet (see note 24, page F-36).

The Group ensures that it has adequate cash and balances at central banks and stocks of high quality liquid assets (e.g. gilts or US Treasury securities) that can be converted easily into cash to meet liquidity requirements. The majority of these assets are held as available-for-sale with the remainder held as financial assets at fair value through profit and loss. Further information on these balances can be found under Funding and liquidity risk on page 94. Interest rate risk in the asset portfolios is swapped into a floating rate.

The majority of debt issuance originates from the issuance, capital vehicles and medium term notes desks and the interest rate risk of the debt issued is hedged by swapping them into a floating rate.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The non-trading book primarily consists of customer on balance sheet activities and the Group’s capital and funding activities, which expose it to the risk of adverse movements in market prices, predominantly interest rates, credit spreads, exchange rates and equity prices, as described in further detail within the Banking activities section below.

Table 1.44 below shows the key material market risks for the Group’s banking, defined benefit pension schemes, insurance and trading activities.

Table 1.44: Key material market risks for the Group by individual business activity (profit before tax impact measured against Group single stress scenarios)

Risk Type
2017	Interest Rate	Basis Risk	FX	Credit Spread	Equity	Inflation
Banking activities[1]		–	–			–
Defined benefit pension schemes[1]		–	–			–
Insurance portfolios[1]		–	–			–
Trading portfolios[2]	–	–	–	–	–	–

Profit before tax	Loss	Gain
> £500m
£250m – £500m
£50m – <£250m
Immaterial/zero	–	–

1	Banking activities, Pensions and Insurance stresses; Interest rate -100 bps, Basis Risk 3 month London Interbank Offered Rate (LIBOR) +100bps/bank base rate -25bps, Foreign Exchange (FX) -15 per cent GBP, Credit Spread +100 per cent, Equity -30 per cent, Inflation +50 bps

2	Trading Portfolios; Interest rate +30bps, FX +5 per cent GBP, Credit Spread +20 per cent, Inflation +50bps.

MEASUREMENT

In addition to measuring single factors, Group risk appetite is calibrated primarily to five multi-risk Group economic scenarios, and is supplemented with sensitivity based measures. The scenarios assess the impact of unlikely, but plausible adverse stresses on income, with the worst case for banking activities, defined benefit pensions, insurance and trading portfolios reported against independently, and across the Group as a whole.

The Group risk appetite is cascaded first to the Group Asset and Liability Committee (GALCO), chaired by the Chief Financial Officer, where risk appetite is approved and monitored by risk type, and then to Group Market Risk Committee (GMRC) where risk appetite is sub allocated by division. These metrics are reviewed regularly by senior management to inform effective decision making.

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

MONITORING

GALCO and the GMRC regularly review high level market risk exposure, as part of the wider risk management framework. They also make recommendations to the Group Chief Executive concerning overall market risk appetite and Group Market Risk Policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits and triggers are monitored by Risk and where appropriate, escalation procedures are in place.

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

INTEREST RATE RISK

Yield curve risk in the Group’s divisional portfolios, and in the Group’s capital and funding activities arises from the different repricing characteristics of the Group’s non-trading assets, liabilities (see loans and advances to customers and customer deposits in table 1.43) and off balance sheet positions.

Basis risk arises from the possible changes in spreads, for example where the bank lends with reference to a central bank rate but funds with reference to LIBOR, and the spread between these two rates widens or tightens.

Optionality risk arises predominantly from embedded optionality within assets, liabilities or off-balance sheet items where either the Group or the customer can affect the size or timing of cash flows. One example of this risk is pipeline mortgage risk where the customer owns an option on a mortgage rate and changes in market rates can impact the take up of the committed offer. Mortgage prepayment risk is another example where the customer owns an option allowing them to prepay when it is economical to do so. This can result in customer balances amortising more quickly or slowly than anticipated due to economic conditions or customers’ response to changes in economic conditions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FOREIGN EXCHANGE RISK

Economic foreign exchange exposure arises from the Group’s investment in its overseas operations (net investment exposures are disclosed in note 51 on page F-78). In addition, the Group incurs foreign exchange risk through non-functional currency flows from services provided by customer facing divisions and the Group’s debt and capital management programmes.

EQUITY RISK

Equity risk arises primarily from three different sources: (i) the Group’s strategic equity holdings in Banco Sabadell, Aberdeen Asset Management, and Visa Europe; (ii) exposure to Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package; and (iii) the Group’s private equity investments held by Lloyds Development Capital.

CREDIT SPREAD RISK

Credit spread risk arises largely from: (i) the liquid asset portfolio held in the management of Group liquidity, comprising of government, supranational, and other eligible assets; (ii) the Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) sensitivity to credit spreads; and (iii) a number of the Group’s structured medium term notes where its has elected to fair value the notes through the profit and loss account.

Measurement

Interest rate risk exposure is monitored monthly using, primarily:

(i) Market value sensitivity: this methodology considers all repricing mismatches (behaviourally adjusted where appropriate) in the current balance sheet and calculates the change in market value that would result from an instantaneous 25, 100 and 200 basis points parallel rise or fall in the yield curve (subject to an appropriate floor). The market value sensitivities are calculated on a static balance sheet using principal cash flows excluding commercial margins and other spread components and are therefore discounted at the risk free zero-coupon rate.

(ii) Interest income sensitivity: this measures the 12 month impact on future net interest income arising from various economic scenarios. These include instantaneous 25, 100 and 200 basis point parallel shifts in all yield curves and the five Group economic scenarios (subject to an appropriate floor). These scenarios are reviewed every year and are designed to replicate severe but plausible economic events, capturing risks that would not be evident through the use of parallel shocks alone such as basis risk and steepening or flattening of the yield curve. An additional negative rates scenario is also used for information purposes where all floors are removed; however this is not measured against the limit framework.

Unlike the market value sensitivities, the interest income sensitivities incorporate additional behavioural assumptions as to how and when individual products would reprice in response to changing rates. In addition a dynamic balance sheet is used which includes the run-off of current assets and liabilities and the addition of planned new business.

Reported sensitivities are not necessarily predictive of future performance as they do not capture additional management actions that would likely be taken in response to an immediate, large, movement in interest rates. The actions could reduce the net interest income sensitivity and help mitigate any adverse impacts or they may result in changes to total income that are not captured in the net interest income.

(iii) Market value limit: this caps the amount of conventional and inflation-linked government bonds held by the Group for liquidity purposes.

(iv) Structural hedge limits: these metrics enhance understanding of assumption and duration risk taken within the behaviouralisation of this portfolio.

The Group has an integrated Asset and Liability Management (ALM) system which supports non traded asset and liability management of the Group. This provides a single consolidated tool to measure and manage interest rate repricing profiles (including behavioural assumptions), perform stress testing and produce forecast outputs. The Group is aware that any assumptions based model is open to challenge. A full behavioural review is performed annually, or in response to changing market conditions, to ensure the assumptions remain appropriate and the model itself is subject to annual re-validation, as required under the Group Model Governance Policy. The key behavioural assumptions are: (i) embedded optionality within products; (ii) the duration of balances that are contractually repayable on demand, such as current accounts and overdrafts, together with net free reserves of the Group; and (iii) the re-pricing behaviour of managed rate liabilities namely variable rate savings.

A limit structure exists to ensure that risks stemming from residual and temporary positions or from changes in assumptions about customer behaviour remain within the Group’s risk appetite.

Table 1.45 below shows, split by material currency, the Group’s market value sensitivities to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

Table 1.45: Banking activities: market value sensitivity

	2017				2016
	Up	Down	Up	Down	Up	Down	Up	Down
	25bps	25bps	100bps	100bps	25bps	25bps	100bps	100bps
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	(9.9)	10.1	(38.7)	22.1	(11.4)	11.5	(45.1)	31.6
US Dollar	(3.6)	3.7	(14.2)	15.3	3.2	(3.2)	12.6	(13.7)
Euro	2.2	(0.7)	8.9	0.9	(6.0)	(3.7)	(23.2)	(12.1)
Other	(0.1)	0.2	(0.5)	0.6	(0.2)	0.2	(0.9)	0.6
Total	(11.4)	13.3	(44.5)	38.9	(14.4)	4.8	(56.6)	6.4

This is a risk based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio.

The market value sensitivity is driven by temporary customer flow positions not yet hedged plus other positions occasionally held, within limits, by the Group’s wholesale funding desks in order to minimise overall funding and hedging costs. The level of risk is low relative to the size of the total balance sheet.

Table 1.46 below shows supplementary value sensitivity to a steepening and flattening (c. 100 basis points around the 3 year point) in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.46: Banking activities: market value sensitivity to a steepening and flattening of the yield curve

	2017		2016
	Steepener	Flattener	Steepener	Flattener
	£m	£m	£m	£m
Sterling	(1.1)	(16.5)	(5.8)	(13.2)
US Dollar	7.1	(8.9)	0.7	(1.3)
Euro	(3.8)	7.9	(15.3)	(12.8)
Other	(0.2)	0.2	(0.2)	0.2
Total	2.0	(17.3)	(20.6)	(27.1)

The table below shows the banking book income sensitivity to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

Table 1.47: Banking activities: net interest income sensitivity

	2017				2016
	Up	Down	Up	Down	Up	Down	Up	Down
	25bps	25bps	100bps	100bps	25bps	25bps	100bps	100bps
	£m	£m	£m	£m	£m	£m	£m	£m
Client facing activity and associated hedges	86.1	(54.0)	370.5	(186.9)	176.8	(286.1)	724.9	(408.0)

Income sensitivity is measured over a rolling 12 month basis.

The reduction in the net interest income sensitivity reflects the growth in the structural hedge throughout 2017 and the accompanying reduction in income volatility in future years.

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

Mitigation

The Group’s policy is to optimise reward whilst managing its market risk exposures within the risk appetite defined by the Board. The Group Market Risk Policy and procedures outlines the hedging process, and the centralisation of risk from divisions into GCT, e.g. via the transfer pricing framework. GCT is responsible for managing the centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of GALCO within the Board risk appetite. Derivative desks in CB Markets will then externalise the hedges to the market. The Group has hedge accounting solutions in place, which reduce the accounting volatility arising from the Group’s economic hedging activities by utilising both LIBOR based and bank base rate assets.

The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group’s structural hedge. Consistent with the Group’s strategy to deliver stable returns, GALCO seeks to minimise large reinvestment risk, and to smooth earnings over a range of investment tenors. The structural hedge consists of longer term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by GALCO.

Whilst the bank faces margin compression in the current low rate environment, its exposure to pipeline and prepayment risk are not considered material, and are hedged in line with expected customer behaviour. These are appropriately monitored and controlled through divisional Asset and Liability Committees (ALCOs).

Net investment foreign exchange exposures are managed centrally by GCT, by hedging non-sterling asset values with currency borrowing. In the first half of 2017, the Group unwound the economic hedges against these positions in order to create additional offset to common equity tier 1 (CET1) movements arising from revaluation of foreign currency risk-weighted assets (see note 51 on page F-78). Economic foreign exchange exposures arising from non-functional currency flows are identified by divisions and transferred and managed centrally. The Group also has a policy of forward hedging its forecasted currency profit and loss to year end.

Monitoring

The appropriate limits and triggers are monitored by senior executive committees within the banking divisions. Banking assets, liabilities and associated hedging are actively monitored and if necessary rebalanced to be within agreed tolerances.

Defined benefit pension schemes

Exposures

The Group’s defined benefit pension schemes are exposed to significant risks from their assets and liabilities. The liability discount rate provides exposure to interest rate risk and credit spread risk, which are partially offset by fixed interest assets (such as gilts and corporate bonds) and swaps. Equity and alternative asset risk arises from direct asset holdings. Scheme membership provides exposure to longevity risk.

For further information on defined benefit pension scheme assets and liabilities please refer to note 35 on page F-44.

Measurement

Management of the schemes’ assets is the responsibility of the Trustees of the schemes who are responsible for setting the investment strategy and for agreeing funding requirements with the Group. Should a funding deficit arise, the Group will be liable for meeting it, and as part of a triennial valuation process will agree with the Trustees a funding strategy to eliminate the deficit over an appropriate period.

Longevity risk is measured using both 1-in-20 year stresses (risk appetite) and 1-in-200 year stresses (regulatory capital).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Mitigation

The Group takes an active involvement in agreeing mitigation strategies with the schemes’ Trustees. An interest rate and inflation hedging programme is in place to reduce liability risk. The schemes have also reduced equity allocation and invested the proceeds in credit assets as part of a programme to de-risk the portfolio. The merits of longevity risk transfer and hedging solutions are regularly reviewed.

Monitoring

In addition to the wider risk management framework, governance of the schemes includes two specialist pensions committees.

The surplus or deficit in the schemes is tracked on a monthly basis along with various single factor and scenario stresses which consider the assets and liabilities holistically. Key metrics are monitored monthly including the Group’s capital resources of the scheme, the performance against risk appetite triggers, and the performance of the hedged asset and liability matching positions.

Insurance portfolios

Exposures

The main elements of market risk to which the Group is exposed through the Insurance business are equity, credit spread, interest rate and inflation.

–	Equity risk arises indirectly through the value of future management charges on policyholder funds. These management charges form part of the value of in-force business (see note 24 on page F-36). Equity risk also arises in the with-profits funds but is less material.

–	Credit spread risk mainly arises from annuities where policyholders’ future cashflows are guaranteed at retirement. Exposure arises if the market value of the assets which are held to back these liabilities, mainly corporate bonds and loans, do not perform in line with expectations. Within the Group accounts a large amount of the exposure to market value movements, but not actual default losses, is removed as accounting rules require that assets which the Insurance division has acquired from Group are maintained at the original amortised book value.

–	Interest rate risk arises through holding credit and interest assets mainly in the annuity book and also to cover general insurance liabilities, capital requirements and risk appetite.

–	Inflation exposure arises from a combination of inflation linked policyholder benefits and inflation assumptions used to project future expenses.

Measurement

Current and potential future market risk exposures within Insurance are assessed using a range of stress testing exercises and scenario analyses.

Risk measures include 1-in-200 year stresses used for regulatory capital assessments and single factor stresses for profit before tax.

Table 1.48 demonstrates the impact of the Group’s Eurozone Credit Crunch scenario on Insurance's porfolio (with no diversification benefit, but after the impact of Group consolidation on interest rate and spread widening). This is the most onerous scenario for Insurance out of the Group scenarios. The amounts include movements in assets, liabilities and the value of in-force business in respect of insurance contracts and participating investment contracts.

Table 1.48: Insurance business: profit before tax sensitivities

	Increase (reduction)
	in profit before tax
	2017	2016[1]
	£m	£m
Interest rates – decrease 100 basis points	(202)	(387)
Inflation – increase 50 basis points	24	(34)
Credit spreads – 100% widening	140	369
Equity – 30% fall	(1,001)	(681)
Property – 25% fall	(67)	(58)

1	Restated. The most onerous scenario has changed to Eurozone Credit Crunch from UK Recession.

Further stresses that show the effect of reasonably possible changes in key assumptions, including the risk-free rate, equity investment volatility, widening of credit default spreads on corporate bonds and an increase in illiquidity premia, as applied to profit before tax are set out in note 32.

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

Monitoring

Market risks in the Insurance business are monitored by Insurance senior executive committees and ultimately the Insurance Board. Monitoring includes the progression of market risk capital against risk appetite limits, as well as the sensitivity of profit before tax to combined market risk stress scenarios and in year market movements. Asset and liability matching positions and hedges in place are actively monitored and if necessary rebalanced to be within agreed tolerances. In addition market risk is controlled via approved investment policies and mandates.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Trading portfolios

Exposures

The Group’s trading activity is small relative to its peers and does not engage in any proprietary trading activities. The Group’s trading activity is undertaken solely to meet the financial requirements of commercial and retail customers for foreign exchange, credit and interest rate products. These activities support customer flow and market making activities.

All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause significant losses in the trading book depending on the positions at the time. The average 95 per cent 1-day trading VaR (Value at Risk: diversified across risk factors) was £0.6 million for 31 December 2017 compared to £1.3 million for 31 December 2016. The decrease in exposure was mainly due to high VaR during the first half of 2016 caused by overstatement of the interest rate risk by the VaR model. Improvements to more accurately reflect the risk were implemented in June 2016 which reduced the VaR significantly over the second half of 2016 and over 2017.

Trading market risk measures are applied to all of the Group’s regulatory trading books and they include daily VaR (table 1.49), sensitivity based measures, and stress testing calculations.

Measurement

The Group internally uses VaR as the primary risk measure for all trading book positions.

Table 1.49 shows some relevant statistics for the Group’s 1-day 95 per cent confidence level VaR that are based on 300 historical consecutive business days to year end 2017 and year end 2016.

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

Table 1.49: Trading portfolios: VaR (1-day 95 per cent confidence level) (audited)

	At 31 December 2017				At 31 December 2016
	Close	Average	Maximum	Minimum	Close	Average	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate risk	0.5	0.6	2.1	0.2	0.7	1.3	7.7	0.5
Foreign exchange risk	0.1	0.1	0.4	0.0	0.1	0.3	0.8	0.1
Equity risk	–	–	–	–	–	–	–	–
Credit spread risk	0.3	0.3	0.5	0.2	0.2	0.2	0.4	0.1
Inflation risk	0.2	0.3	0.9	0.2	0.2	0.3	5.9	0.1
All risk factors before diversification	1.1	1.3	2.9	0.9	1.2	2.1	14.3	1.1
Portfolio diversification	(0.4)	(0.7)			(0.5)	(0.8)
Total VaR	0.7	0.6	2.2	0.3	0.7	1.3	5.7	0.6

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MODEL RISK

DEFINITION

Model risk is defined as the risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application or ongoing operation of models and rating systems.

Models are defined as quantitative methods that process input data into quantitative outputs, or qualitative outputs (including ordinal letter output) which have a quantitative measure associated with them. Model Governance Policy is restricted to specific categories of application of models, principally financial risk, treasury and valuation, with certain exclusions, such as prescribed calculations and project appraisal calculations.

EXPOSURES

There are over 300 models in the Group performing a variety of functions including:

–	capital calculation;

–	credit decisioning, including fraud;

–	pricing models;

–	impairment calculation;

–	stress testing and forecasting; and

–	market risk measurement.

As a result of the wide scope and breadth of coverage, there is exposure to model risk across a number of the Group’s primary risk categories.

MEASUREMENT

The Group risk appetite framework is the key component for measuring the Group’s model risk. Reported monthly to the Group Risk Committee and Board, focus is placed on the performance of the Group’s most material models.

MITIGATION

The model risk management framework, established by and with continued oversight from an independent team in the Risk division, provides the foundation for managing and mitigating Model Risk within the Group. Accountability is cascaded from the Board and senior management via the Group Risk Management Framework.

This provides the basis for the Group Model Governance Policy, which defines the mandatory requirements for models across the Group, including:

–	the scope of models covered by the policy;

–	model materiality;

–	roles and responsibilities, including ownership, independent oversight and approval; and

–	key principles and controls regarding data integrity, development, validation, implementation, ongoing maintenance and validation, monitoring, and the process for non-compliance.

The above ensures models, including those involved in regulatory capital calculation, are developed consistently and are of sufficient quality to support business decisions and meet regulatory requirements.

MONITORING

The Group Model Governance Committee is the primary body for overseeing model risk. Policy requires that Key Performance Indicators are monitored for every model and all issues are escalated appropriately. Material model issues are reported to Group and Board Risk Committees monthly with more detailed papers as necessary to focus on key issues.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INVESTMENT PORTFOLIO, MATURITIES, DEPOSITS, SHORT-TERM BORROWINGS

Trading securities and other financial assets at fair value through profit or loss; available-for-sale financial assets; held-to-maturity investments; and debt securities classified as loans and receivables

The following table sets out the book values and valuation (fair value) of the Group’s debt securities, treasury and other bills and equity shares at 31 December for each of the three years indicated.

	2017	2017	2016	2016	2015	2015
	Book value	Valuation	Book value	Valuation	Book value	Valuation
	£m	£m	£m	£m	£m	£m
Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	1,458	1,458	1,607	1,607	663	663
Other government securities	20,562	20,562	25,125	25,125	21,454	21,454
Other public sector securities	1,527	1,527	1,325	1,325	2,039	2,039
Bank and building society certificates of deposit	222	222	244	244	135	135
Mortgage-backed securities	400	400	707	707	1,358	1,358
Other asset-backed securities	1,021	1,021	1,538	1,538	847	847
Corporate and other debt securities	19,990	19,990	19,832	19,832	20,316	20,316
Treasury bills and other bills	18	18	20	20	74	74
Equity shares	86,090	86,090	67,697	67,697	60,476	60,476
	131,288	131,288	118,095	118,095	107,362	107,362
Available-for-sale financial assets
US treasury and US government agencies	6,760	6,760	7,564	7,564	6,349	6,349
Other government securities	27,948	27,948	41,150	41,150	18,980	18,980
Bank and building society certificates of deposit	167	167	142	142	186	186
Mortgage-backed securities	1,156	1,156	108	108	197	197
Other asset-backed securities	255	255	317	317	319	319
Corporate and other debt securities	4,615	4,615	6,030	6,030	5,808	5,808
Equity shares	1,197	1,197	1,213	1,213	1,193	1,193
	42,098	42,098	56,524	56,524	33,032	33,032
Held-to-maturity investments
UK government	–	–	–	–	19,808	19,851
Debt securities classified as loans and receivables
Mortgage-backed securities	2,366	2,351	2,089	2,065	2,528	2,493
Other asset-backed securities	1,260	1,225	1,290	1,227	1,234	1,173
Corporate and other debt securities	43	10	94	11	526	441
	3,669	3,586	3,473	3,303	4,288	4,107
Allowance for impairment losses	(26)	–	(76)	–	(97)	–
	3,643	3,586	3,397	3,303	4,191	4,107
109

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2017 by the book value of securities held at that date.

	Maturing within		Maturing after one but		Maturing after five but		Maturing after
	one year		within five years		within ten years		ten years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	£m	%	£m	%	£m	%	£m	%
Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	2	0.00	222	0.59	226	2.26	1,009	2.48
Other government securities	694	2.60	3,188	2.87	2,732	2.08	13,947	2.60
Other public sector securities	3	5.00	380	2.08	91	4.35	1,053	2.91
Bank and building society certificates of deposit	222	1.50	–	–	–	–	–	–
Mortgage-backed securities	19	0.00	170	1.16	65	5.23	146	3.76
Other asset-backed securities	28	1.61	107	2.33	393	1.01	493	1,80
Corporate and other debt securities	1,424	1.74	3,265	4.72	4,202	3.91	11,099	3.99
Treasury bills and other bills	18	0.94	–	–	–	–	–	–
	2,410		7,332		7,709		27,747
Available-for-sale financial assets
US treasury and US government agencies	–	–	4,418	2.62	2,189	5.53	153	2.51
Other government securities	1,051	1.26	10,702	3.73	8,222	3.38	7,973	3.21
Bank and building society certificates of deposit	167	0.13	–	–	–	–	–	–
Mortgage-backed securities	–	–	–	–	–	–	1,156	2.67
Other asset-backed securities	–	–	–	–	53	1.55	202	1.17
Corporate and other debt securities	782	1.42	3,286	1.90	547	2.27	–	–
	2,000		18,406		11,011		9,484
Debt securities classified as loans and receivables
Mortgage-backed securities	–	–	2,264	1.4	–	–	102	1.7
Other asset-backed securities	29	0.1	861	0.6	138	1.6	232	1.3
Corporate and other debt securities	17	0.0	–	–	–	–	26	0.5
	46		3,125		138		360

The Group’s investment holdings at 31 December 2017 include £45,899 million due from the UK government and its agencies and £8,218 million due from the US government and its agencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS AT 31 DECEMBER 2017

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2017. Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

		Maturing after
	Maturing in one	one but within	Maturing after
	year or less	five years	five years	Total
	£m	£m	£m	£m
Loans and advances to banks	3,990	2,536	85	6,611
Loans and advances to customers:
Mortgages	13,906	50,061	240,698	304,665
Other personal lending	5,229	4,759	18,769	28,757
Property companies	4,808	10,921	15,251	30,980
Financial, business and other services	35,044	13,901	8,061	57,006
Transport, distribution and hotels	7,056	4,667	2,351	14,074
Manufacturing	5,086	2,308	492	7,886
Other	9,581	14,300	7,450	31,331
Total loans	84,700	103,453	293,157	481,310
Of which:
Fixed interest rate	34,279	41,439	139,524	215,242
Variable interest rate	50,421	62,014	153,633	266,068
	84,700	103,453	293,157	481,310

DEPOSITS

The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2017	2017	2016	2016	2015	2015
	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
	£m	%	£m	%	£m	%
Non-interest bearing demand deposits	66,276	–	54,379	–	45,294	–
Interest-bearing demand deposits	94,627	0.33	90,272	0.48	83,756	0.47
Savings deposits	168,013	0.23	164,155	0.57	174,239	1.00
Time deposits	86,043	1.15	111,751	1.05	122,142	0.99
Total average deposits	414,959	0.41	420,557	0.60	425,431	0.79

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS

The following table gives details of the Group’s certificates of deposit issued and other time deposits at 31 December 2017 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity. Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

		Over 3 months	Over 6 months
	3 months	but within	but within	Over
	or less	6 months	12 months	12 months	Total
	£m	£m	£m	£m	£m
Certificates of deposit	3,754	3,534	2,658	50	9,996
Time deposits	26,097	6,064	6,578	2,848	41,587
Total	29,851	9,598	9,236	2,898	51,583

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

The following tables give details of these significant short-term borrowings of the Group for each of the past three years.

	2017	2016	2015
	£m	£m	£m
Liabilities in respect of securities sold under repurchase agreements
Balance at the year end	25,813	9,741	7,061
Average balance for the year	18,943	8,342	5,960
Maximum balance during the year	25,813	12,734	9,467
Average interest rate during the year	0.6%	0.5%	0.6%
Interest rate at the year end	1.4%	0.6%	0.6%
Certificates of deposit issued
Balance at the year end	9,999	8,077	11,101
Average balance for the year	10,284	11,200	11,708
Maximum balance during the year	11,354	13,712	13,925
Average interest rate during the year	0.7%	0.6%	0.4%
Interest rate at the year end	0.7%	0.7%	0.2%
Commercial paper
Balance at the year end	3,241	3,281	6,663
Average balance for the year	3,653	4,666	5,286
Maximum balance during the year	4,351	7,646	12,700
Average interest rate during the year	1.3%	0.9%	0.6%
Interest rate at the year end	0.0%	0.0%	0.0%
Securitisation notes
Balance at the year end	3,660	7,253	7,763
Average balance for the year	5,194	7,131	10,362
Maximum balance during the year	7,253	7,436	12,155
Average interest rate during the year	2.5%	2.5%	2.4%
Interest rate at the year end	2.8%	2.2%	2.7%
Covered bonds
Balance at the year end	26,132	30,521	27,200
Average balance for the year	26,765	30,625	26,503
Maximum balance during the year	30,521	32,444	27,200
Average interest rate during the year	3.2%	3.5%	4.2%
Interest rate at the year end	2.8%	3.0%	3.7%

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

The Board meets regularly. In 2017, a total of 10 Board meetings were held, 10 of which were scheduled at the start of the year.

The roles of the Chairman, the Group Chief Executive and the Board and its governance arrangements, including the schedule of matters specifically reserved to the Board for decision, are reviewed annually. The matters reserved to the Board for decision include the approval of the annual report and accounts and any other financial statements; the payment of dividends; the long-term objectives of the Group; the strategies necessary to achieve these objectives; the Group’s budgets and plans; significant capital expenditure items; significant investments and disposals; the basis of allocation of capital within the Group; the organisational structure of the Group; the arrangements for ensuring that the Group manages risks effectively; any significant change in accounting policies or practices; the appointment of the Company’s main professional advisers and their fees (where significant); and the determination of Board and Committee structures, together with their size and composition.

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

The Directors and senior management of Lloyds Banking Group plc are:

NON-EXECUTIVE DIRECTORS

Lord Blackwell Chairman

Age: 65

Chairman of the Nomination and Governance Committee, member of the Remuneration Committee, the Responsible Business Committee and the Board Risk Committee.

Appointed: June 2012 (Board), April 2014 (Chairman)

Skills and experience:

Deep financial services knowledge including in insurance and banking

Significant experience with strategic planning and implementation

Regulatory and public policy experience gained from senior positions in Downing Street, Regulators and a wide range of industries

Credibility with key stakeholders

Strong leadership qualities

Lord Blackwell initially joined the Board as Chairman of Scottish Widows Group. He was previously Senior Independent Director and Chairman of the UK Board for Standard Life and Director of Group Development at NatWest Group. His past Board roles have included Chairman of Interserve plc, and Non-Executive Director of Halma plc, Dixons Group, SEGRO and Ofcom. He was Head of the Prime Minister’s Policy Unit from 1995 to 1997 and was appointed a Life Peer in 1997. He has an MA in Natural Sciences from the University of Cambridge, a Ph.D in Finance and Economics and an MBA from the University of Pennsylvania.

External appointments: Governor of the Yehudi Menuhin School and a member of the Governing Body of the Royal Academy of Music.

Anita Frew Deputy Chairman and Senior Independent Director

Age: 60

Chairman of the Remuneration Committee, member of the Audit Committee, the Nomination and Governance Committee, the Responsible Business Committee and the Board Risk Committee.

Appointed: December 2010 (Board), May 2014 (Deputy Chairman), May 2017 (Senior Independent Director)

Skills and experience:

Significant board, financial and general management experience

Experience across a range of sectors, including banking, asset and investment management, manufacturing and utilities

Extensive experience as chairman in a range of industries

Strong board governance experience, including investor relations and remuneration

Anita was previously Chairman of Victrex plc, the Senior Independent Director of Aberdeen Asset Management and IMI plc, an Executive Director of Abbott Mead Vickers, a Non-Executive Director of Northumbrian Water and has held various investment and marketing roles at Scottish Provident and the Royal Bank of Scotland. She has a BA (Hons) in International Business from the University of Strathclyde, a MRes in Humanities and Philosophy from the University of London, an Honorary DSc for contribution to industry and finance from the University of Cranfield and an Honorary Doctorate in Management and Finance from the University of Aberdeen.

External appointments: Chairman of Croda International Plc and a Non-Executive Director of BHP Billiton.

Alan Dickinson Independent Director

Age: 67

Chairman of the Board Risk Committee, member of the Audit Committee, the Nomination and Governance Committee and the Remuneration Committee.

Appointed: September 2014

Skills and experience:

Highly regarded retail and commercial banker

Strong strategic, risk and core banking experience

Regulatory and public policy experience

MANAGEMENT AND EMPLOYEES

Alan has 37 years’ experience with the Royal Bank of Scotland, most notably as Chief Executive of RBS UK. More recently, Alan was a Non-Executive Director of Willis Limited and Chairman of its Risk Committee. He was formerly Chairman of Brown, Shipley & Co. Limited and a Non-Executive Director of Nationwide Building Society where he was Chairman of its Risk Committee. He is a Fellow of the Chartered Institute of Bankers and the Royal Statistical Society and has an MBA from the Manchester Business School and a BSc from the University of Birmingham.

External appointments: Chairman of Urban&Civic plc and a Governor of Motability.

Simon Henry Independent Director

Age: 56

Chairman of the Audit Committee and a member of the Board Risk Committee.

Appointed: June 2014

Skills and experience:

Deep international experience in board level strategy and execution

Extensive knowledge of financial markets, treasury and risk management

Qualification as an Audit Committee Financial Expert

Strong board governance experience, including investor relations and remuneration

Until recently Simon was Chief Financial Officer and Executive Director of Royal Dutch Shell plc. He was previously Chair of the European Round Table CFO Taskforce and a Member of the Main Committee of the 100 Group of UK FTSE CFOs. He has a BA in Mathematics, an MA from the University of Cambridge and is a fellow of the Chartered Institute of Management Accountants (CIMA).

External appointments: Non-Executive Director of Rio Tinto plc and Rio Tinto Limited, Independent Director of PetroChina Company Limited, Member of the Defence Board and Chair of the Defence Audit Committee, UK Government, Member of the Advisory Panel of CIMA and of the Advisory Board of the Centre for European Reform.

Lord Lupton CBE Independent Director and Chairman of Lloyds Bank Corporate Markets plc

Age: 62

Member of the Audit Committee and the Board Risk Committee.

Appointed: June 2017

Skills and experience:

Extensive international corporate experience, especially in financial markets

Strong board governance experience, including investor relations and remuneration

Regulatory and public policy experience

Significant experience in strategic planning and implementation

Lord Lupton was Deputy Chairman of Baring Brothers, co-founded the London office of Greenhill & Co., and was Chairman of Greenhill Europe until May 2017. He was previously a Trustee of the British Museum, Governor of Downe House School and a member of the International Advisory Board of Global Leadership Foundation. He became a Life Peer in October 2015 and is a former Treasurer of the Conservative Party. He served on the House of Lords Select Committee on Charities. He read Jurisprudence at Lincoln College, Oxford and is a qualified solicitor.

External appointments: Senior Advisor to Greenhill Europe and Chairman of the Trustees of the Lovington Foundation.

Deborah McWhinney Independent Director

Age: 62

Member of the Audit Committee and the Board Risk Committee.

Appointed: December 2015

Skills and experience:

Extensive executive background in managing technology, operations and new digital innovations across banking, payments and institutional investment

International business and management experience

Experience in consumer analysis, marketing and distribution

Deborah is Chair of the Board Risk Committee’s IT Resilience and Cyber Sub-Committee. She is a former Chief Executive Officer, Global Enterprise Payments and President, Personal Banking and Wealth Management at Citibank. Deborah was previously President of Institutional Services at Charles Schwab Corporation and held executive roles at Engage Media Services Group, Visa International and Bank of America, where she held senior roles in Consumer Banking. She holds a BSc in Communications from the University of Montana.

External appointments: Member of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA, Independent Director of Fluor Corporation and IHS Markit Ltd, a Trustee of the California Institute of Technology and of the Institute for Defense Analyses.

Nick Prettejohn Independent Director and Chairman of Scottish Widows Group

Age: 57

Member of the Audit Committee and the Board Risk Committee.

Appointed: June 2014

Skills and experience:

Deep financial services experience, particularly in insurance

In-depth regulatory knowledge and experience

Governance experience and strong leadership qualities

Significant experience in strategic planning and implementation

Nick has served as Chief Executive of Lloyd’s of London, Prudential UK and Europe and Chairman of Brit Insurance. He is a former Non-Executive Director of the Prudential Regulation Authority and of Legal & General Group Plc as well as Chairman of the Financial Services Practitioner Panel and the Financial Conduct Authority’s Financial Advice Working Group. He was previously a Member of the BBC Trust and Chairman of the Britten-Pears Foundation. Nick has a First Class Degree in Philosophy, Politics and Economics from Balliol College, University of Oxford.

External appointments: Chairman of the Royal Northern College of Music, Non-Executive Director and the Chairman designate of Trinity Mirror plc with effect from 6 March 2018, and a member of the Board of Opera Ventures.

MANAGEMENT AND EMPLOYEES

Stuart Sinclair Independent Director

Age: 64

Member of Remuneration Committee, the Responsible Business Committee and the Board Risk Committee.

Appointed: January 2016

Skills and experience:

Extensive experience in retail banking, insurance and consumer finance

Governance and regulatory experience

Significant experience in strategic planning and implementation

Experience in consumer analysis, marketing and distribution

Stuart is a former Non-Executive Director of TSB Banking Group plc, TSB Bank plc, LV Group, Virgin Direct and Vitality Health (formerly Prudential Health). He was also a Senior Independent Director of Swinton Group Limited. In his executive career, he was President and Chief Operating Officer of Aspen Insurance after spending nine years with General Electric, as Chief Executive Officer of the UK Consumer Finance business then President of GE Capital China. Before that he was Chief Executive Officer of Tesco Personal Finance and Director of UK Retail Banking at the Royal Bank of Scotland. He was a Council member of The Royal Institute for International Affairs (Chatham House). He has an MA in Economics from the University of Aberdeen and an MBA from the University of California.

External appointments: Interim Chairman of Provident Financial Plc with effect from 2 February 2018 (previously Senior Independent Director) and Chair of their Risk Advisory Committee, Senior Independent Director and Chair of Risk at QBE Insurance (Europe) Limited.

Sara Weller CBE Independent Director

Age: 56

Chairman of the Responsible Business Committee, member of the Nomination and Governance Committee, the Remuneration Committee and the Board Risk Committee.

Appointed: February 2012

Skills and experience:

Background in retail and associated sectors, including financial services

Strong board governance experience, including investor relations and remuneration

Passionate advocate of customers, the community, financial inclusion and the development of digital skills

Considerable experience of boards at both executive and non-executive level

Sara’s previous appointments include Managing Director of Argos, various senior positions at J Sainsbury including Deputy Managing Director, Chairman of the Planning Inspectorate, Lead Non-Executive Director at the Department of Communities and Local Government, a Non-Executive Director of Mitchells & Butlers as well as a number of senior management roles for Abbey National and Mars Confectionery. She has an MA in Chemistry from Oxford University.

External appointments: Non-Executive Director of United Utilities Group and Chair of their Remuneration Committee and a member of their Nomination Committee, Lead Non-Executive Director at the Department for Work and Pensions, a Governing Council Member of Cambridge University, Board member at the Higher Education Funding Council and Trustee of Lloyds Bank Foundation for England and Wales, with effect from 1 February 2018.

EXECUTIVE DIRECTORS

António Horta-Osório Executive Director and Group Chief Executive

Age: 54

Appointed: January 2011 (Board), March 2011 (Group Chief Executive)

Skills and experience:

Extensive experience in, and understanding of, both retail and commercial banking built over a period of more than 30 years, working both internationally and in the UK

Drive, enthusiasm and commitment to customers

Proven ability to build and lead strong management teams

António previously worked for Citibank, Goldman Sachs and held various senior management positions at Grupo Santander before becoming its Executive Vice President and member of the Group’s Management Committee. He was a Non-Executive Director of Santander UK and subsequently its Chief Executive. He is also a former Non-Executive Director of the Court of the Bank of England. António has a Degree in Management & Business Administration from the Universidade Católica Portuguesa, an MBA from INSEAD and has completed the Advanced Management Program at Harvard Business School.

External appointments: Non-Executive Director of EXOR N.V., Fundação Champalimaud and Sociedade Francisco Manuel dos Santos in Portugal, a member of the Board of Stichting INPAR and Chairman of the Wallace Collection.

George Culmer Executive Director and Chief Financial Officer

Age: 55

Appointed: May 2012 (Board)

Skills and experience:

Extensive operational and financial expertise including strategic and financial planning and control

Worked in financial services in the UK and overseas for over 25 years

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

External appointments: None.

Juan Colombás Executive Director and Chief Operating Officer

Age: 55

Appointed: November 2013 (Board), January 2011- September 2017 (Chief Risk Officer), September 2017 (Chief Operating Officer)

Skills and experience:

Significant banking and risk management experience

International business and management experience

Juan was appointed to the role of Chief Operating Officer in September 2017 and is responsible for leading a number of critical Group functions and driving the transformation activities across the Group in order to build the Bank of the Future. Prior to this he served as the Group’s Chief Risk Officer and was responsible for developing the Group’s risk framework, recommending the Group’s risk appetite and ensuring that all risks generated by the business were measured, reviewed and monitored on an ongoing basis. He was previously the Chief Risk Officer and an Executive Director of Santander’s UK business. Prior to this, he held a number of senior risk, control and business management roles across the Corporate, Investment, Retail and Risk Divisions of the Santander Group. Until September 2017 he was the Vice Chairman of the International Financial Risk Institute. Juan has a BSc in Industrial Chemical Engineering from the Universidad Politécnica de Madrid, a Financial Management degree from ICADE School of Business and Economics and an MBA from the Institute de Empresa Business School.

External appointments: None.

MANAGEMENT AND EMPLOYEES

EMPLOYEES

As at 31 December 2017, the Group employed 67,905 people (on a full-time equivalent basis), compared with 70,433 at 31 December 2016 and 75,306 at 31 December 2015. At 31 December 2017, 67,172 employees were located in the UK, 367 in continental Europe, 307 in the Americas, and 59 in the rest of the world. At the same date, 31,761 people were employed in Retail, 6,662 in Commercial Banking, 6,095 in Insurance and Wealth, and 23,387 in other functions.

The Group has Codes of Responsibility which apply to all employees. The Codes of Responsibility can be found at: www.lloydsbankinggroup.com/ Responsible-Business.

COMPENSATION

REMUNERATION COMMITTEE

The Committee strongly believes that the Group’s remuneration approach, guided by four key reward principles, contributes significantly to the delivery of the Group’s strategic priorities.

I am very grateful for the continued support and engagement we have had with shareholders, their representative bodies and our wider stakeholder group. I believe this is reflected in the positive voting outcome we received at the AGM in 2017 for our new remuneration policy. No changes are proposed to that policy.

Simplification

We made changes in 2017 in a drive towards further simplification of remuneration structures, removing complexity, and ensuring a focus on rewarding longer-term, sustainable performance. The Group Performance Share plan was introduced in 2017. The plan outcome is determined on a ‘top down’ basis, as a percentage of the Group’s underlying profit, replacing the previous complex bonus pool methodology driven by aggregated divisional and functional bonus outcomes. There are enhancements to the levels of disclosure within this report, with the aim to provide additional clarity and transparency, particularly relating to the performance assessments that underpin the Group Performance Share outcome both at Group level, and for individual Executive Directors.

From 2018, the Group no longer operates specific incentive arrangements for customer-facing colleagues. Instead, colleagues now participate only in the Group Performance Share plan. Approximately 28,000 customer-facing colleagues have transitioned plans during 2017.

In my last report, I announced that all colleagues in the Group had received an award of Colleague Group Ownership Shares, with the aim of achieving 100 per cent share ownership among colleagues and building a colleague-wide long-term ownership culture. I am pleased to confirm that this award will be repeated in 2018.

Taking into consideration stakeholders’ views

The Committee remains acutely aware that the topic of remuneration, alongside corporate culture and working practices, continues to generate a high level of focus and that the role of the Committee is to ensure that the interests of colleagues, shareholders and other key stakeholders are considered fairly, and in the context of wider societal expectations.

I have set a broad agenda for the Committee in 2017, further details of which can be found on page 132. The Committee remit is dynamic and extends beyond executive remuneration, believing that all colleagues should be represented in its consideration. It is our aim to ensure that the remuneration policy framework and guiding principles can be applied consistently to all colleagues. This recognises the importance of colleagues working together, sharing collectively in the Group’s success and building a culture of acting as stewards of the long-term interests of the Group.

The Committee remains mindful of the relationship between pay for Executive Directors and all other colleagues. To ensure that the Committee understands wider stakeholder views, I have engaged directly with the Group’s recognised unions (Accord and Unite) who represent the interests of around 30,000 colleagues. Feedback from the unions is provided to the Committee

Our key priorities
Simplifying the Group’s remuneration policy and principles, with a focus on long-term share ownership

Ensuring remuneration outcomes are fair for all colleagues

Rewarding individual performance and collective success

Providing alignment to the Group’s future strategic priorities

Enhancing levels of disclosure and corporate governance

COMPENSATION

Rewarding all colleagues fairly

Group Ownership Share awards We aim to achieve 100 per cent share ownership among our colleagues.	Direct engagement with unions Feedback is sought from Accord and Unite on specific matters.	Our balanced scorecard Pay linked to performance on the basis of both ‘what’ was achieved and ‘how’ it was delivered.	A single pay budget with higher awards for more junior colleagues Increases to base salary for Directors below the Group pay budget.

on specific matters under consultation, for example, in setting the annual pay budget for colleagues and any changes to benefits arrangements. I have also actively engaged with the Group’s customers, regulators and my other Board members (including directly with the Responsible Business Committee). In addition, our independent advisers have provided regular updates on market context and emerging topics in remuneration.

Rewarding all colleagues fairly

The Group is committed to offering all colleagues a reward package that is competitive, performance-driven and fair.

In discussions with the Group’s recognised unions, a 2018 pay budget of 2.7 per cent was agreed, including additional funding to ensure a minimum pay award of £600 for eligible colleagues. Colleagues in lower pay ranges receive higher awards to support pay progression, together with colleagues who receive stronger performance ratings in recognition of their contribution to the Group. The majority of colleagues’ pay is determined consistently using fixed pay matrices aligned to the external market and designed to help recruit and retain colleagues with the skills, behaviours and motivation to deliver the Group’s strategic aims. This approach supports the Group’s commitment to the Living Wage Foundation.

The Committee proposes salary increases for the Group Chief Executive and the Chief Financial Officer set below the budget for the wider colleague population, at 2 per cent. Juan Colombás took on a new role of Chief Operating Officer (COO) in September 2017 and accordingly it is proposed he receive a salary increase of 3.4 per cent to reflect the fact that the COO role is larger than his previous role as the Chief Risk Officer.

The Committee considers that pay ratios provide a useful reference point. However, there remains uncertainty and potential confusion how these should be calculated and disclosed. The Committee has therefore chosen not to publish the CEO to colleague pay ratio data alongside this report and will instead comply with the government proposals when these are finalised.

Summary of 2017 remuneration outcomes

The ‘Remuneration at a glance’ section on the following pages provides a summary of the remuneration outcomes for Executive Directors and the key measures against which the Committee determined these outcomes.

I should like to draw attention to the following key messages:

   Underlying profit increased to £8,493 million in 2017, exceeding budget by 8.2 per cent. Taking into consideration this financial performance, the Committee agreed an overall Group Performance Share of 5.1 per cent of underlying profit. This was adjusted both positively and negatively to reflect strong performance against stretching Group strategic objectives and conduct provisions impacting negatively on profitability and shareholder returns. In reaching its decision, the Committee considered the impact on customers, conduct and the Group’s reputation. The overall outcome determined by the Committee was £414.7 million, approximately 5.5 per cent higher than the equivalent bonus outcome for 2016. The total overall outcome, following the adjustments applied above, is 4.7 per cent of underlying profit before tax which remains significantly lower than the funding limit of 10 per cent. Further detail is provided on page 122, including the detailed metrics in the Group’s balanced scorecard.

   The approach to determining individual Group Performance Share awards for Executive Directors is consistent with other colleagues. The Committee determined that awards of between 77 per cent and 80 per cent of maximum should be made to the Executive Directors. These awards reflect individual performance assessed on the basis of whole job contribution, both what was achieved and how it was delivered. The average annual Group Performance Share award for colleagues increased by 9.3 per cent relative to 2016, which compares favourably to the average increase in individual awards for Executive Directors of 4 per cent, excluding the Group Chief Executive. The award for the Group Chief Executive increased by 8.4 per cent relative to 2016, reflecting the increase in the base salary against which the award level is determined. The 2017 award is the same percentage of salary as 2016.

   The Long-Term Incentive Plan (LTIP) awards made in 2015 are vesting at 66.3 per cent, reflecting the Group’s strong performance since 2015, balanced against uncertainty in the economic and political environment. In particular, this has impacted negatively on absolute share price performance, resulting in no vesting for the Total Shareholder Return component.

   In line with shareholder views, changes to the measures in the 2018 Group Ownership Share awards have been minimised to provide consistency with the 2017 plan, while aligning to the key strategic priorities as set out in the third Group Strategic Review. Further detail is provided on page 130.

COMPENSATION

REMUNERATION AT A GLANCE

HOW WE PERFORMED, AND OUR POLICY

How Executive Directors’ remuneration works

Fixed remuneration	● Base salary	See page 133	Variable remuneration	● Short-term plan	See page 134
	● Fixed share award	See page 133		● Long-term plan	See page 134
	● Pension	See page 133
	● Benefits	See page 133

● Group Performance Share (GPS) plan

The Committee determined that the GPS outcome would be £414.7 million, based on the following performance outcomes.

1	Excludes MBNA.
2	The underlying profit of £8,493 million has been adjusted by the £74 million incremental difference between the Prudential Value Adjustment (PVA) at year-end 2016 to year-end 2017, in line with regulatory requirements.
3	The underlying profit of £7,867 million has been adjusted (reduced) by the £126 million incremental difference between the PVA at year-end 2015 to year-end 2016.

Group Balanced Scorecard (BSC) performance
BSC category	Rating
Customer	Strong+
People	Strong+
Control environment	Strong+
Building the business	Strong
Finance	Strong

Collective performance adjustment

The Committee considered the conduct-related provisions, including an additional PPI provision. This led to a downward adjustment of £109.6 million, or 21 per cent.

GPS award versus shareholder returns (% of underlying profit)

The total GPS award as a percentage of underlying profit before tax and GPS allocation decreased from 4.8 per cent in 2016 to 4.7 per cent in 2017. This compares favourably to shareholder return from dividend payments and share buyback over the same period which increased to 36 per cent of underlying profit. The GPS allocation for 2017 remains significantly lower than the Group’s funding limit of 10 per cent of underlying profit.

● Long-term incentive plan

LTIP awards made in 2015 are vesting at 66.3 per cent, as detailed in the table below. This reflects the Group’s strong performance over the three financial years ended 31 December 2017, balanced against uncertainty in the economic and political environment. In particular, this has impacted negatively on absolute share price performance, resulting in no vesting for the Total Shareholder Return component. Executive Directors are required to retain any vested shares for a further two years after vesting.

Weighting	Measure	Threshold	Maximum	Actual	Vesting
30%	Absolute total shareholder return (TSR)	8% p.a.	16% p.a.	(1.7%)	0%
25%	Economic profit	£2,870m	£3,587m	£3,987m	25%
10%	Cost:income ratio[1]	45.6%	44.5%	44.9%	6.3%
10%	Customer complaint handling[2]	0.79	0.73	0.53	10%
	(FCA reportable complaints / FOS uphold rate)	=<32%	=<28%	15%
10%	Net promoter score	3rd	1st	1st	10%
7.5%	Digital active customer base	12.7m	13.3m	13.4m	7.5%
7.5%	Colleague engagement score	62	70	76	7.5%
			LTIP (% maximum) vesting 66.3%

1	Adjusted total costs.

2	The FCA changed the approach to complaint classification and reporting from 30 June 2016. The Committee determined that the original target should be translated on a like-for-like basis into the new reporting requirement. The Committee was satisfied that the revised targets, set on a mechanical basis, were no less stretching.
119

COMPENSATION

Single total figure of remuneration

The charts below summarise the Executive Directors’ remuneration for the 2016 and 2017 performance years.

António Horta-Osório Group Chief Executive

£000

George Culmer Chief Financial Officer

£000

Juan Colombás Chief Operating Officer (formerly Chief Risk Officer)[3]

£000

1	2017 Group Performance Share, awarded in March 2018.

2	The LTIP vesting and dividend equivalents awarded in shares were confirmed by the Remuneration Committee at its meeting on 19 February 2018. The average share price between 1 October 2017 and 31 December 2017 (66.75 pence) has been used to indicate the value. The shares were awarded in 2015 based on a share price of 79.93 pence.

3	Juan Colombás took up the role of Chief Operating Officer on 4 September 2017.
2018 policy implementation overview

The detailed policy implementation table containing all elements of remuneration can be found on page 129.

● Base salary	The Group has applied a total pay budget of 2.7 per cent for the wider colleague population. Salary increases for the Group Chief Executive (GCE) and the Chief Financial Officer (CFO) are set below this budget, at 2 per cent. Juan Colombás took on a new role of Chief Operating Officer (COO) in September 2017 and accordingly it is proposed he receive a salary increase of 3.4 per cent to reflect the fact that the COO role is larger than his previous role as the Chief Risk Officer. Salaries will be as follows, effective dates shown below:
GCE: £1,244,400 (1 January 2018)
CFO: £779,351 (1 April 2018)
COO: £779,351 (1 January 2018)
● Fixed share award	The levels of award set for 2018 remain unchanged and are as follows:
GCE: £900,000
CFO: £504,000
COO: £497,000
● Group Performance Share plan	The maximum Group Performance Share opportunity is 140 per cent of base salary for the GCE and 100 per cent of base salary for other Executive Directors (no change).
Malus/clawback provisions and holding period apply in line with regulatory requirements.
● Group Ownership Share plan	The maximum annual Group Ownership Share award for Executive Directors is 300 per cent of salary (no change).
Awards in 2018, based on individual performance in 2017, are made as follows:
GCE: 300 per cent of base salary
CFO: 275 per cent of base salary
COO: 275 per cent of base salary
Malus/clawback provisions and holding period apply in line with regulatory requirements and market practice.

COMPENSATION

ANNUAL REPORT ON REMUNERATION

Single total figure of remuneration (audited)

The following table summarises the total remuneration delivered during 2017 in relation to service as an Executive Director.

	António Horta-Osório		George Culmer		Juan Colombás		Totals
£000	2017	2016	2017	2016	2017	2016	2017	2016
Base salary	1,220	1,125	760	745	753	739	2,733	2,609
Fixed share award	900	900	504	504	497	497	1,901	1,901
Benefits	156	143	46	42	71	70	273	255
Group Performance Share	1,323	1,220	599	574	599	578	2,521	2,372
Long-term incentive (LTIP)[1]	2,257	1,834	1,221	992	1,204	883	4,682	3,709
Pension allowance	565	568	190	186	188	185	943	939
Other remuneration[2]	1	1	1	1	1	1	3	3
Total remuneration	6,422	5,791	3,321	3,044	3,313	2,953	13,056	11,788

1	The LTIP vesting at 66.3 per cent and dividend equivalents awarded in shares were confirmed by the Remuneration Committee at its meeting on 19 February 2018. The total number of shares vesting were 3,035,880 and 346,087 shares delivered in respect of dividend equivalents for António Horta-Osório, 1,642,361 shares vesting and 187,227 shares delivered in respect of dividend equivalents for George Culmer and 1,619,551 shares vesting and 184,627 shares delivered in respect of dividend equivalents for Juan Colombás. The average share price between 1 October 2017 and 31 December 2017 (66.75 pence) has been used to indicate the value. The shares were awarded in 2015 based on a share price of 79.93 pence. LTIP and dividend equivalent figures for 2016 have been adjusted to reflect the share price on the date of vesting (67.51 pence) instead of the average price (58.30 pence) reported in the 2016 report.

2	Other remuneration payments comprise income from all employee share plans, which arises through employer matching or discounting of employee purchases.

Pension and benefits (audited)

Pension/Benefits £	António Horta-Osório	George Culmer	Juan Colombás
Cash allowance in lieu of pension contribution	565,000	190,081	188,364
Car or car allowance	12,000	15,313	12,000
Flexible benefits payments	45,000	29,964	29,547
Private medical insurance	35,167	760	15,985
Tax preparation	24,000	–	10,680
Transportation	39,389	–	2,649

Defined benefit pension arrangements (audited)

António Horta-Osório has a conditional unfunded pension commitment, subject to share price performance. This was a partial buy-out of a pension forfeited on joining from Santander Group. It is an Employer-Financed Retirement Benefits Scheme (EFRBS). The EFRBS provides benefits on a defined benefit basis at a normal retirement age of 65. The benefit in the EFRBS accrued during the six years following commencement of employment, therefore ceasing to accrue as of 31 December 2016.

The EFRBS was subject to performance conditions. It provides a percentage of the GCE’s base salary or reference salary in the 12 months before retirement or leaving. No additional benefit is due in the event of early retirement. The rate of pension accrued in each year depended on share price conditions being met and the total pension due is 6 per cent of the reference salary of £1,220,000 or £73,200.

There are no other Executive Directors with defined benefit pension entitlements.

Under terms agreed when joining the Group, Juan Colombás is entitled to a conditional lump sum benefit of £718,996 either (i) on reaching normal retirement age of 65 unless he voluntarily resigns or is dismissed for cause, or (ii) on leaving due to long-term sickness or death.

COMPENSATION

Executive Directors’ Group Performance Share outcome for 2017 (audited)

The annual Group Performance Share (GPS) outcome is based on a percentage of the Group’s underlying profit, adjusted by a strategic modifier based on the Group’s Balanced Scorecard (BSC) metrics and collective and discretionary adjustments to reflect risk matters and other factors.

The Committee determined that the GPS outcome would be £414.7 million, based on the following performance outcomes.

1	Excludes MBNA.
2	The underlying profit of £8,493 million has been adjusted by the £74 million incremental difference between the Prudential Value Adjustment (PVA) at year-end 2016 to year-end 2017, in line with regulatory requirements.
3	The underlying profit of £7,867 million has been adjusted (reduced) by the £126 million incremental difference between the PVA at year-end 2015 to year-end 2016.

The Committee determined that the share of underlying profit should be 5.1 per cent. In reaching this decision, the Committee took into account the Group’s actual performance against budget where outperformance was 8.2 per cent and distributions to shareholders which have increased by 46.9 per cent. Due consideration was also given to market levels of variable remuneration on both an individual basis and for the total GPS outcome overall.

Group Balanced Scorecard modifier

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

The Balanced Scorecard (BSC) is not intended to be a purely mechanical approach to performance assessment, but designed to support the Committee in exercising judgement. It was noted that while there were a diverse range of outcomes, on balance despite challenging economic and external market conditions, the Group had delivered outperformance against 10 of the 20 BSC metrics, with only two falling below the target level; the progress on the creation of the non ring-fenced bank and return on required equity. The Committee discussed a number of key performance factors, noting in particular the Group’s outperformance in customer complaints management, colleague engagement despite the significant structural changes during 2017, and strong balance sheet management and capital generation.

The Committee approved the final Group BSC performance outcome at Strong Plus (as detailed in table ‘Group Balanced Scorecard performance’ on page 123), with the view that while the mechanical BSC assessment was marginal in some areas, on balance there were other qualitative factors that provided the Committee with assurance that the recommendation was fair and justified. Key factors were: the Group’s return to full private ownership; significant additional cost reductions; the completion of the successful acquisition of MBNA; and continued focus on commitments to the UK economy through the Helping Britain Prosper strategy.

Under	Developing	Good	Strong	Strong Plus	Top
0	0.55	1.00	1.15	1.20	1.30

Collective performance adjustment

Consideration was given to items not factored into the Group underlying profit or the Group BSC. The Committee considered adjustments reflecting 2017 conduct-related provisions, including the additional PPI provision and other non-PPI provisions. In arriving at the adjustment, the Committee considered factors such as customer impact and reputation.

As a result of these items, the Committee approved an overall collective adjustment of £109.6 million (or approximately 21 per cent of the modified GPS outcome) which reduced the total GPS outcome.

COMPENSATION

Group Balanced Scorecard performance

Performance range/outcome2 Objective Measure Under Top Customer Creating the best customer experience Customer dashboard The Group has performed below expectations in terms of customer perception of brand, service, products and complaints. The Group has exceeded expectations in terms of customer perception of brand, service, products and complaints. Best customer experience: end-to-end customer journeys The Group has not improved the operation and/or service of its key customer journeys. The Group has significantly improved the operation or service of its key customer journeys. Reportable complaints Total FCA complaints per ’000 3.24 > 4.95 ≤ 3.09 Formally closed FCA complaints per ’000 0.52 > 0.71 ≤ 0.50 FOS uphold rate (ex PPI) 15% > 30% ≤ 25% People Best team: engaged and customer focused colleagues Culture – Best Bank for Customers Index scores 80 ≤ 68 ≥ 84 People colleague engagement – EEI 76 ≤ 57 ≥ 73 People colleague engagement – PEI 83 ≤ 60 ≥ 81 Inclusion & Diversity – F+ Females 34 < 32.4% > 34.3% Control environment Maintain a strong control, governance and compliance structure in line with the Risk Management Framework Board risk appetite The Group has not managed its key risk measures to ensure the safe guarding of the Group. The Group has strongly managed its key risk measures to ensure the safe guarding of the Group. Regulatory management The regulatory bodies (FCA and PRA) are concerned about the Group’s approach to regulatory matters. The regulatory bodies (FCA and PRA) are comfortable with the Group’s approach to regulatory matters and recognise this as an area of strength. Building the business Actively manage key stakeholders Simpler and more efficient: Simplification savings The Group has not managed to improve its operational and strategic processes through simplification initiatives and delivered below target savings. The Group has successfully managed to improve its operations and strategic processes through simplification initiatives and delivered above target savings. Best customer experience: Digital active customer growth 13.44m < 13.26m ≥ 13.38m Reputation with external stakeholders – composite (excluding regulators) Poor relationships with key external stakeholders. Strong relationships with key external stakeholders. Deliver Helping Britain Prosper Plan targets (Group) < 50% of Helping Britain Prosper Plan metrics are Green 90%+ of Helping Britain Prosper Plan metrics are Green and none of the Helping Britain Prosper metrics are Red. Establishment of the non ring-fenced bank Key mobilisation milestones are not on track for the separation of the commercial and personal banking customers in line with the regulatory non ring-fenced Bank requirements. Key mobilisation milestones are ahead of schedule and comfortably on track for the separation of the commercial and personal banking customers in line with the regulatory non ring-fenced Bank requirements. Finance Maintain prudent reserves to withstand unexpected shocks Cost:income ratio (Group)1 47.3% Strong > 49.8% < 47.3% Underlying profit before tax (Group)1 8,298m < 7,061m > 8,238m Total return on required equity (Group) 8.1% < 7.0% > 10.5% Underlying Common Equity Tier 1 generation (Group) 245bps < 140bps > 200bps PRA stress test (Group) Failed the annual Prudential Regulation Authority (PRA) stress test due to the Group’s capital position and negative feedback on quality of submissions and ranked significantly below peers. Passed the annual Prudential Regulation Authority (PRA) stress test with a strong capital position and very positive feedback on quality of submissions and ranked highly against peers.

1	Excludes MBNA.

2	Where the performance assessment is qualitative the position against threshold and maximum (Under and Top) is shown. Where internal dashboards are used in reaching the assessment of performance, the Committee is provided with underlying data points and additional commentary to inform its judgement.
123

COMPENSATION

The individual GPS awards for Executive Directors are determined in the same way as for colleagues across the Group, based on individual performance and the level of GPS outcome determined by the Committee following consideration of the factors set out on pages 122–123. Individual performance is assessed on the basis of ‘whole job’ contribution, both ‘what’ has been achieved against BSC objectives, role requirements and personal objectives and ‘how’ it has been delivered. Judgement is applied in reaching the overall assessment. Awards are approved by the Committee, which has discretion to adjust outcomes for any reason.

In reaching their decision on individual awards for Executive Directors, the Committee considered formulaic payout ranges set around the expected outcome for each performance rating, based on a percentage of base salary (see graphs below for each Executive Director). The percentage of base salary applied within the relevant range was determined by reference to the individual performance rating for each Executive Director.

António Horta-Osório Group Chief Executive (GCE)

The GCE’s individual performance assessment for 2017 reflected the Group’s objectives, assessed as Strong Plus as outlined on page 123 and a number of other considerations, including:

Successful delivery of the second Group Strategic Review, with improved customer service, market leading digital proposition, targeted lending growth and simplification savings ahead of target. Completed acquisition of MBNA’s prime credit card business.

Next phase of strategy defined to further transform the business for success in a digital world and deliver additional sources of competitive advantage, positioning the Group well to meet changing customer needs.

Restructured the business and reorganised the team ready for the next stage of the Group’s strategic journey.

Continued strong underlying financial performance with continued improvement in profit (£8.5 billion, up 8 per cent) and returns (RoTE of 15.6 per cent). Market leading cost:income ratio improving to 46.8 per cent.

Credit and asset quality remain strong. CET1 ratio of 15.5 per cent pre capital return comfortably above requirements. Moody’s upgraded Lloyds Bank’s credit rating to Aa3 and S&P improved outlook to ‘positive’.

Increase in ordinary dividend to 3.05 pence per share (2016: 2.55 pence plus special dividend
0.5 pence per share), in line with the Group’s progressive and sustainable dividend policy, with a share buyback of up to £1 billion.

Employee engagement survey results further strengthened, exceeding UK high-performing benchmarks.

Expansion of enhancement to key customer journeys leading to improved customer feedback and trust scores. Total complaints reduced by 18 per cent.

Largest digital bank in the UK, with over 13.4 million digitally active customers, providing best-in-class customer experience (number 1 rated mobile app since 2015).

Significant progress made against Helping Britain Prosper targets with more than £47 billion of lending to first-time buyers since 2014, and 15 per cent increase in lending to SMEs since 2014 (versus market increasing by only 1 per cent). Over 700,000 individuals, businesses and charities trained in digital skills.

Successful return of the Group to full private ownership, repaying the taxpayer £20.3 billion plus an additional £900 million.
BSC category	Rating
Customer	Strong+
People	Strong+
Control environment	Strong+
Building the business	Strong
Finance	Strong

The individual rating of Strong Plus results in a GPS award of £1,322,520 (108 per cent of salary and 77 per cent of maximum).

George Culmer Chief Financial Officer (CFO)

The CFO’s individual performance assessment for 2017 reflected the Finance division’s objectives. During 2017, the Group undertook a significant structural change with the responsibility for Legal and Strategy transferring to the CFO from September 2017. The individual performance assessment of the CFO was Strong Plus for full year 2017, informed by the rating for the Finance, Legal and Strategy division at Q4 2017 and a number of other considerations, including:

Strong financial performance delivered in challenging environment with low interest rates and Brexit uncertainty creating downward pressure on the UK economy. Improvements in profit and returns.

Continued improvement in the Group’s market leading cost:income ratio to 46.8 per cent (2016: 48.7 per cent).
CET1 capital generation of 245 basis points, with CET1 ratio of 15.5 per cent pre capital return, 14.4 per cent pre-buyback, comfortably above requirements.

Continued to build strong relationships with key external stakeholders, including debt and equity investors, regulators, and credit rating agencies.

Effectively managed development of the next phase of the Group’s strategy whilst successfully completing delivery of the second Group Strategic Review.

Established the new Finance, Legal and Strategy division effectively, with excellent employee engagement scores and retention of talent.
BSC category	Rating
Customer	Strong+
People	Strong
Control environment	Strong+
Building the business	Strong–
Finance	Strong–

The individual rating of Strong Plus results in a GPS award of £599,000 (78 per cent of maximum).

COMPENSATION

Juan Colombás Chief Operating Officer (COO) (formerly Chief Risk Officer)

The COO’s individual performance assessment for 2017 reflected the Risk division’s objectives and the newly created Chief Operating Office from September 2017. The individual performance assessment of the COO was Strong Plus for full year 2017, informed by the rating for the Risk division at Q3 2017 and a number of other considerations, including:

The Group continues to remain comfortably within the risk appetite set by the Board. Continued to drive a prudent risk culture and control framework to ensure low risk model maintained, positioning the Group well for market developments and uncertainties. Moody’s upgraded Lloyds Bank’s credit rating to Aa3 and S&P improved outlook to ‘positive’.

Further strengthening of operational risk management through enhanced reporting framework. Material reductions in operational losses and events.
Support to the business in development of frameworks and controls to mitigate emerging and evolving risks, such as cyber risks.

Development and maintenance of a high cadre of risk professionals, with employee engagement scores above the high performing norms and strong retention of talent.

Fully supported successful transition to revised Group organisation structure and mobilisation of the new Chief Operating Office function.

Effective implementation of the supporting infrastructure required to drive the transformation activities across the Group to build Bank of the Future.
BSC category	Rating
Customer	Good
People	Strong-
Control environment	Strong+
Building the business	Good+
Finance	Top

The individual rating of Strong Plus results in a GPS award of £599,000 (80 per cent of maximum).

Deferral

The 2017 GPS for all Executive Directors is awarded in a combination of cash and shares. 40 per cent of the GPS will be released in 2018 (£2,000 cash in March, the remainder in shares), 40 per cent will be released in 2019 and the remaining 20 per cent will be released in 2020, subject to remaining in the Group’s employment. Any shares released are subject to a further holding period in line with regulatory requirements.

The Group’s malus and clawback provisions cover all material risk takers, in line with regulatory requirements. Vested variable remuneration can be recovered from employees for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation. The Committee reserves the right to exercise its discretion in reducing any payment to be made, if it deems appropriate as a result of a risk matter coming to light before vesting.

2015 LTIP vesting (audited)

Awards in the form of conditional rights to free shares in 2015 were made over shares with a value of 300 per cent of reference salary for the GCE and 275 per cent of salary for the CFO and CRO (now COO). These LTIP awards are vesting at 66.3 per cent, as detailed in the table below. This reflects the Group’s strong performance over the three financial years ended 31 December 2017, balanced against uncertainty in the economic and political environment. In particular, this has impacted negatively on absolute share price performance, resulting in no vesting for the Total Shareholder Return component. Executive Directors are required to retain any vested shares for a further two years after vesting.

Weighting	Measure	Threshold	Maximum	Actual	Vesting
30%	Absolute total shareholder return (TSR)	8% p.a.	16% p.a.	(1.7%)	0%
25%	Economic profit	£2,870m	£3,587m	£3,987m	25%
10%	Cost:income ratio[1]	45.6%	44.5%	44.9%	6.3%
10%	Customer complaint handling[2]	0.79	0.73	0.53	10%
	(FCA reportable complaints/FOS uphold rate)	=<32%	=<28%	15%
10%	Net promoter score	3rd	1st	1st	10%
7.5%	Digital active customer base	12.7m	13.3m	13.4m	7.5%
7.5%	Colleague engagement score	62	70	76	7.5%
			LTIP (% maximum) vesting 66.3%

1	Adjusted total costs.

2	The FCA changed the approach to complaint classification and reporting from 30 June 2016. The Committee determined that the original target should be translated on a like-for-like basis into the new reporting requirement. The Committee was satisfied that the revised targets, set on a mechanical basis, were no less stretching.
125

COMPENSATION

Percentage change in remuneration levels

Figures for ‘All employees’ are calculated using figures for UK-based colleagues subject to the GPS plan. This population is considered to be the most appropriate group of employees for these purposes because its remuneration structure is consistent with that of the GCE. For 2017, 45,696 colleagues were included in this category.

	% change in base salary (2016 – 2017)	% change in GPS (2016 – 2017)	% change in benefits (2016 – 2017)
GCE (salary increase effective 1 January 2018)	2	8.4[1]	8.7
All employees	2.7[2]	2[2,3]	2.7[2]

1	Reflects the increase in base salary from 1 January 2017 against which the award is determined.

2	Adjusted for movements in staff numbers and other impacts to ensure a like-for-like comparison. Salary increases effective 1 April 2018.

3	Average awards for colleagues participating in the Group annual GPS increased by 9.3 per cent.

Relative importance of spend on pay (£m)	Dividend and share buyback[1] £m		Salaries and performance-based compensation[2] £m
The graphs illustrate the total remuneration of all Group employees compared with distributions to shareholders in the form of dividends and share buyback.
	1	2017: Ordinary dividend in respect of the financial year ended 31 December 2017, partly paid in 2017 and partly to be paid in 2018 and intended share buyback. 2016: Ordinary and special dividend in respect of the financial year ended 31 December 2016, partly paid in 2016 and partly paid in 2017.	2	In addition to the annual bonus of £414.7 million awarded in respect of 2017 performance, the Group made Group Ownership Share awards of £46.7 million and paid approximately £64.1 million under variable pay arrangements used to incentivise customer-facing colleagues, primarily in the Community Banking and Commercial Banking divisions.

Loss of office payments and payments within the reporting year to past Directors (audited)

There were no payments for the loss of office or any other payments made to former Directors during 2017.

External appointments

António Horta-Osório – During the year ended 31 December 2017, the GCE served as a Non-Executive Director of Exor, Fundação Champalimaud, Stichting INPAR and Sociedade Francisco Manuel dos Santos for which he received fees of £323,688 in total.

Chairman and Non-Executive Directors (audited)

	Fees £000		Total £000
	2017	2016	2017	2016
Chairman and current Non-Executive Directors
Lord Blackwell[1]	728	714	740	726
Alan Dickinson	248	195	248	195
Anita Frew	364	295	364	295
Simon Henry	166	135	166	135
Lord Lupton	161	–	161	–
Deborah McWhinney	142	135	142	135
Nick Prettejohn	441	412	441	412
Stuart Sinclair	152	135	152	135
Sara Weller	190	171	190	171
Former Non-Executive Directors
Dyfrig John (retired May 2016)	–	49	–	49
Anthony Watson (retired May 2017)	91	230	91	230
Nick Luff (retired May 2017)	69	165	69	165
Total	2,752	2,636	2,764	2,648

1	Benefits: car allowance (£12,000).
126

COMPENSATION

Comparison of returns to shareholders and GCE total remuneration

The chart below shows the historical total shareholder return (TSR) of Lloyds Banking Group plc compared with the FTSE 100 as required by the regulations. The FTSE 100 index has been chosen as it is a widely recognised equity index of which Lloyds Banking Group plc has been a constituent throughout this period.

TSR indices – Lloyds Banking Group and FTSE 100

GCE	Dec 2008	Dec 2009	Dec 2010	Dec 2011	Dec 2012	Dec 2013	Dec 2014	Dec 2015	Dec 2016	Dec 2017
GCE single figure of remuneration £000
J E Daniels		1,121	2,572	855	–	–	–	–	–	–
António Horta-Osório		–	–	1,765	3,398	7,475	11,540	8,704	5,791	6,422
Annual bonus/GPS payout (% of maximum opportunity)
J E Daniels		Waived	62%	0%	–	–	–	–	–	–
António Horta-Osório		–	–	Waived	62%	71%	54%	57%	77%	77%
Long-term incentive vesting (% of maximum opportunity)
J E Daniels		0%	0%	0%	–	–	–	–	–	–
António Horta-Osório		–	–	0%	0%	54%	97%	94.18%	55%	66.3%

Notes: J E Daniels served as GCE until 28 February 2011; António Horta-Osório was appointed GCE from 1 March 2011. J E Daniels declined to take a bonus in 2009 and António Horta-Osório declined to take a bonus in 2011.

Directors’ share interests and share awards

Directors’ interests (audited)

	Number of shares			Number of options		Total shareholding[1]		Value
	Owned outright	Unvested subject to continued employment	Unvested subject to performance	Unvested subject to continued employment	Vested unexercised	Totals at 31 December 2017	Totals at 23 February 2018	Expected value at 31 December 2017 (£000s)[2]
Executive Directors
António Horta-Osório	21,611,593	3,228,463	14,912,901	51,277	–	39,804,234	39,804,808[6]	22,015
George Culmer	12,620,524	1,133,621	8,238,141	29,549	–	22,021,835	22,022,336[6]	12,184
Juan Colombás	7,937,630	1,127,750	8,123,722	29,109	–	17,218,211	17,218,711[6]	8,954
Non-Executive Directors
Lord Blackwell	100,000	–	–	–	–	100,000	n/a6	n/a
Alan Dickinson	200,000	–	–	–	–	200,000	n/a6	n/a
Anita Frew	450,000	–	–	–	–	450,000	n/a6	n/a
Simon Henry	200,000	–	–	–	–	200,000	n/a6	n/a
Nick Luff[4]	400,000	–	–	–	–	400,000	n/a6	n/a
Lord Lupton	550,000	–	–	–	–	550,000	n/a6	n/a
Deborah McWhinney[3]	250,000	–	–	–	–	250,000	n/a6	n/a
Nick Prettejohn[5]	69,280	–	–	–	–	69,280	n/a6	n/a
Stuart Sinclair	–	–	–	–	–	–	n/a6	n/a
Anthony Watson[4]	576,357	–	–	–	–	576,357	n/a6	n/a
Sara Weller	340,000	–	–	–	–	340,000	n/a6	n/a

1	Including holdings of connected persons.

2	Awards subject to performance under the LTIP had an expected value of 50 per cent of face value at grant (in line with the Remuneration Policy). Values are based on the 31 December 2017 closing price of 68.06 pence. Full face value of awards are £27,090,761 for António Horta-Osório, £14,988,060 for George Culmer and £11,718,714 for Juan Colombás.

3	Shareholdings held by Deborah McWhinney are either wholly or partially in the form of ADRs.

4	Shares held as at date of resignation/retirement.

5	In addition, Nick Prettejohn held 400 6.475% preference shares at 1 January 2017 and 31 December 2017.

6	The changes in beneficial interests for António Horta-Osório (574 shares), George Culmer (501 shares) and Juan Colombás (500 shares) relate to ‘partnership’ and ‘matching’ shares acquired under the Lloyds Banking Group Share Incentive Plan between 31 December 2017 and 23 February 2018. There have been no other changes up to 23 February 2018.
127

COMPENSATION

Shareholding requirement (audited)

From 1 January 2017 the shareholding requirement has been focused on base salary only (previously: base salary plus fixed share award) to provide greater transparency in the measurement of the shareholding requirements. This resulted in an increase in the percentage required as a multiple of salary. The new requirements are 350 per cent of base salary for the GCE and 250 per cent of base salary for the other Executive Directors.

In addition to the Group’s shareholding requirements, shares vesting are subject to holding periods, in line with regulatory requirements.

António Horta-Osório	Shareholding requirement Actual shareholding[1]

George Culmer	Shareholding requirement Actual shareholding[1]

Juan Colombás	Shareholding requirement Actual shareholding[1]

1	Calculated using the average share price for the period 1 January 2017 to 31 December 2017 (66.85 pence). Includes shares owned outright reduced by forfeitable ‘matching’ shares under the Share Incentive Plan.

None of those who were Directors at the end of the year had any other interest in the capital of Lloyds Banking Group plc or its subsidiaries.

Outstanding share plan interests (audited)

								Exercise periods
				Vested /		At
	At 1 January	Granted/	Dividends	released /		31 December	Exercise
	2017	awarded	awarded	exercised	Lapsed	2017	price	From	To	Notes
António Horta-Osório
LTIP 2014-2016	4,640,077	–	164,563	2,552,042	2,088,035	–				1, 2, 3
LTIP 2015-2017	4,579,006	–	–	–	–	4,579,006				3
LTIP 2016-2018	5,015,210	–	–	–	–	5,015,210				3
GOS 2017-2019		5,318,685	–	–	–	5,318,685				3, 4
Deferred GPS awarded in 2017		1,417,778	–	354,443	–	1,063,335				5
2014 Sharesave	14,995	–	–	–	–	14,995	60.02p	01/01/2018	30/06/2018
2016 Sharesave	14,554	–	–	–	–	14,554	47.49p	01/01/2020	30/06/2020
2017 Sharesave		21,728	–	–	–	21,728	51.03p	01/01/2021	30/06/2021	6
George Culmer
LTIP 2014-2016	2,510,205	–	89,026	1,380,612	1,129,593	–				1, 2, 3
LTIP 2015-2017	2,477,167	–	–	–	–	2,477,167				3
LTIP 2016-2018	2,767,409	–	–	–	–	2,767,409				3
GOS 2017-2019		2,993,565	–	–	–	2,993,565				3, 4
Deferred GPS awarded in 2017		667,685	–	166,920	–	500,765				5
2014 Sharesave	14,995	–	–	–	–	14,995	60.02p	01/01/2018	30/06/2018
2016 Sharesave	14,554	–	–	–	–	14,554	47.49p	01/01/2020	30/06/2020
Juan Colombás
LTIP 2014-2016	2,234,780	–	79,257	1,229,129	1,005,651	–				1, 2, 3
LTIP 2015-2017	2,442,762	–	–	–	–	2,442,762				3
LTIP 2016-2018	2,728,973	–	–	–	–	2,728,973				3
GOS 2017-2019		2,951,987	–	–	–	2,951,987				3, 4
Deferred GPS awarded in 2017		671,579	–	167,894	–	503,685				5
2016 Sharesave	29,109	–	–	–	–	29,109	47.49p	01/01/2020	30/06/2020

1	The shares awarded in March 2014 vested on 6 March 2017. The closing market price of the Group’s ordinary shares on that date was 67.51 pence. Shares vested are subject to a further two-year holding period.

2	2014 LTIP award was eligible to receive an amount equal in value to any dividends paid during the performance period. Dividend equivalents have been paid based on the number of shares vested and have been paid in shares. The dividend equivalent shares were paid on 6 March 2017. The closing market price of the Group’s ordinary shares on that date was 67.51 pence. The dividend equivalent shares are not subject to any holding period.

3	All LTIPs have performance periods ending 31 December at the end of the three-year period. Awards were made in the form of conditional rights to free shares.

4	Awards (in the form of conditional rights to free shares) in 2017 were made over shares with a value of 300 per cent of reference salary for António Horta-Osório (5,318,685 shares with a face value of £3,660,000); 275 per cent for George Culmer (2,993,565 shares with a face value of £2,059,992); and 275 per cent for Juan Colombás (2,951,987 shares with a face value of £2,031,381). The share price used to calculate face value is the average price over the five days prior to grant (27 February to 3 March 2017), which was 68.814 pence. This was the average share price used to determine the number of shares awarded. Performance conditions for this award are set out in the table below.

5	GPS is deferred into shares. The face value of the share awards in respect of GPS granted in March 2017 was £975,630 (1,417,778 shares) for António Horta-Osório; £459,461 (667,685 shares) for George Culmer; and £462,141 (671,579 shares) for Juan Colombás. The share price used to calculate the face value is the average price over the five days prior to grant (27 February to 3 March 2017), which was 68.814 pence.

6	Sharesave options granted on 29 September 2017.
128

COMPENSATION

2017 GOS performance measures
Strategic priorities	Measure	Basis of payout range	Metric	Weighting
Creating the best customer experience	FCA total reportable complaints and Financial Ombudsman Service (FOS) uphold rate (excluding PPI)	Set relative to 2019 targets	Threshold: 3.52 complaints per 1,000 accounts Maximum: 3.18 complaints per 1,000 accounts	10%
		Average rate over 2019	Threshold: =<29% Maximum: =<25%
	Net promoter score	Major Group average ranking over 2019	Threshold: 3rd Maximum: 1st	10%
	Digital active customer base	Set relative to 2019 targets	Threshold: 14.3m Maximum: 14.9m	7.5%
Becoming simpler and more efficient	Economic profit[1]	Set relative to 2019 targets	Threshold: £3,074m Maximum: £3,769m	25%
	Cost:income ratio	Set relative to 2019 targets	Threshold: 47.2% Maximum: 45.7%	10%
Delivering sustainable growth	Absolute total shareholder return (TSR)	Growth in share price including dividends over 3-year period	Threshold: 8% p.a. Maximum: 16% p.a.	30%
Building the best team	Employee engagement index	Set relative to 2019 targets	Threshold: 67 Maximum: 73	7.5%

1	A measure of profit taking into account Expected Losses, tax and a charge for equity utilisation.

None of the other Directors at 31 December 2017 had options to acquire shares in Lloyds Banking Group plc or its subsidiaries.

Implementation of the policy in 2018

It is proposed to operate the policy in the following way in 2018:

●	Base salary

The Group has applied a total pay budget of 2.7 per cent including additional funding to ensure a minimum pay award of £600 for eligible colleagues. Salary increases for the Group Chief Executive (GCE) and the Chief Financial Officer (CFO) are set below the budget for the wider colleague population, at 2 per cent. Juan Colombás took on a new role of Chief Operating Officer (COO) in September 2017 and accordingly it is proposed he receive a salary increase of 3.4 per cent to reflect the fact that the COO role is larger than his previous role as the Chief Risk Officer.

Salaries will therefore be as follows:

GCE: £1,244,400 (1 January 2018)

CFO: £779,351 (1 April 2018)

COO: £779,351 (1 January 2018)

●	Fixed share award

The levels of the 2018 award are unchanged from 2017:

GCE: £900,000

CFO: £504,000

COO: £497,000

Shares will be released in equal tranches over a five year period.

●	Pension

The level of pension allowances is unchanged from 2017:

GCE: 50 per cent of base salary less flexible benefits allowance

CFO: 25 per cent of base salary

COO: 25 per cent of base salary

●	Benefits

For 2018, the benefits provided to Executive Directors include a car allowance, transportation, private medical insurance, life assurance and other benefits selected through the flexible benefits allowance which is currently capped at 4 per cent of base salary (unchanged from 2017).

●	Group Performance Share plan

The maximum Group Performance Share opportunity will be unchanged from 2017 at 140 per cent of base salary for the GCE and 100 per cent of base salary for other Executive Directors. The threshold is set at 20 per cent below the Group’s underlying profit target.

For 2018, the Group Performance Share will be based on a percentage of the Group’s underlying profit, adjusted by a strategic modifier of up to 130 per cent based on the Group’s Balanced Scorecard (BSC) metrics and collective and discretionary adjustments to reflect risk matters and other factors. At least 75 per cent of performance is weighted towards a financial measure.

Individual awards will be adjusted to reflect a balanced scorecard approach with clearly identified performance metrics used to assess Group performance in key areas. Stretching objectives for the Group are approved around the start of the performance year. The objectives are aligned to the Group’s strategy and split across five categories: Customer, People, Control environment, Building the business and Finance. Each measure in the Group BSC is assigned targets aligned to a five-point rating scale. BSC ratings are based on a scale ranging from ‘Under’ (at the lowest level), through ‘Developing’, ‘Good’, ’Strong’ and up to ‘Top’. Each of these ratings may be further differentiated by the addition of ‘minus’ or ‘plus’.

The Committee considers the targets that apply to these measures to be commercially sensitive but will provide information on the level of payout relative to the performance achieved in next year’s annual report on remuneration.

The Committee applies its judgement to determine the payout level commensurate with Group, business and/or individual performance.

For the 2018 performance year, the Group Performance Share opportunity will be awarded in March 2019 in a combination of cash (up to 50 per cent) and shares. 40 per cent will be released in the first year following award, 40 per cent will be released in the second year and the remaining 20 per cent will be released in the third year. Any shares released are subject to a further 12-month holding period in line with regulatory requirements.

The Committee may consider the application of malus and clawback as outlined in the performance adjustment section below.

129

COMPENSATION

●	Group Ownership Share plan

The maximum Group Ownership Share award for Executive Directors is 300 per cent of salary (unchanged from 2017).

Awards in 2018 are being made as follows:

GCE: 300 per cent of base salary

CFO: 275 per cent of base salary

COO: 275 per cent of base salary

As regulations prohibit the payment of dividend equivalents on awards in 2018 and subsequent years, the number of shares subject to the award has been determined by applying a discount factor to the share price on grant, as previously disclosed. The Committee approved an adjustment of 25 per cent for colleagues who are senior managers, including the Executive Directors.

Awards will be subject to a three-year performance period with vesting between the third and seventh anniversary of award, on a pro-rata basis. Any shares released are subject to a further holding period in line with regulatory requirements and market practice.

Awards made in 2018 will vest based on the Group’s performance against the financial and strategic measures, set out in the table below. In line with the Directors’ remuneration policy, the Committee has full discretion to amend payout levels should the award not reflect business and/or individual performance. Business performance includes, but is not limited to, consideration of returns to shareholders.

In line with shareholder views, changes to strategic measures have been minimised to provide consistency with the 2017 plan, while aligning to the key strategic priorities as set out in the third Group Strategic Review. A new measure is proposed for the 2018 plan. The new measure will be Digital Net Promoter Score, to ensure that there is focus on maintaining customer satisfaction and quality of service. To provide alignment to the 2016 and 2017 plans, the Committee will also take into account other factors, for example the number of digitally active customers, when making its overall assessment of performance. Economic profit has been based on statutory profit after tax, not underlying profit, to align more closely with shareholder experience, while maintaining focus on capital efficiency. The targets for this revised measure are considered stretching. For reference, the equivalent outcome in 2017 would be £798 million (including PPI), compared to the 2020 threshold of £2.3 billion. The cost: income ratio measure is inclusive of conduct-related provisions (excluding PPI). The Committee believes that these measures appropriately capture risk management and long-term sustainable growth, aligning management and shareholder interests.

The Committee may consider the application of malus and clawback as outlined in the performance adjustment section below.

Strategic priorities	Measure	Basis of payout range	Metric	Weighting
Creating the best Customer experience	Customer satisfaction	Major Group average ranking over 2020	Threshold: 3rd Maximum: 1st	10%
	Digital net promoter score	Set relative to 2020 targets	Threshold: 64 Maximum: 67	7.5%
	FCA total reportable complaints and Financial Ombudsman Service (FOS) uphold rate	Set relative to 2020 targets Average rates over 2020	Threshold: 2.97 Maximum: 2.69 Threshold: =<29% Maximum: =<25%	10%
Becoming simpler and more efficient	Statutory economic profit	Set relative to 2020 targets	Threshold: £2,300m Maximum: £3,451m	25%
	Cost:income ratio	Set relative to 2020 targets	Threshold: 46.4% Maximum: 43.9%	10%
Delivering sustainable growth	Absolute total shareholder return (TSR)	Growth in share price including dividends over 3-year period	Threshold: 8% p.a. Maximum: 16% p.a.	30%
Building the best team	Employee engagement index	Set relative to 2020 markets norms	Threshold: +5% vs UK Norm Maximum: +2% vs UK High Performing Norm	7.5%

●●	Performance adjustment

Performance adjustment is determined by the Remuneration Committee and/or Board Risk Committee and may result in a reduction of up to 100 per cent of the GPS and/or GOS opportunity for the relevant period. It can be applied on a collective or individual basis. When considering collective adjustment, the Senior Independent Performance Adjustment and Conduct Committee (SIPACC) submits a report to the Remuneration Committee and Board Risk Committee regarding any adjustments required to BSCs or the overall GPS and/or GOS outcome to reflect in-year or prior year risk matters.

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

Judgement on individual performance adjustment is informed by taking into account the severity of the issue, the individual’s proximity to the issue and the individual’s behaviour in relation to the issue. Individual adjustment may be applied through adjustments to BSC assessments and/or through reducing the GPS and/or GOS outcome.

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

130

COMPENSATION

Chairman and Non-Executive Director fees in 2018

The annual fee for the Chairman was increased by 2 per cent to £742,845, in line with the overall salary budget for the executive population.

The annual Non-Executive Director fees were increased by 2 per cent, in line with the base salary increase awarded to the senior management of the Group. These changes took effect from 1 January 2018.

	2018	2017
Basic Non-Executive Director fee	£78,000	£76,500
Deputy Chairman	£102,000	£100,000
Senior Independent Director	£61,200	£60,000
Audit Committee Chairmanship	£71,400	£70,000
Remuneration Committee Chairmanship	£71,400	£70,000
Board Risk Committee Chairmanship	£71,400	£70,000
Responsible Business Committee Chairmanship	£40,800	£40,000
Audit Committee membership	£32,650	£32,000
Remuneration Committee membership	£32,650	£32,000
Board Risk Committee membership	£32,650	£32,000
Responsible Business Committee membership[1]	£15,300	£15,000
Nomination and Governance Committee membership[2]	£15,300	£15,000

1	New members only.
2	Including payments to Chairmen of other Committees who are members.

Non-Executive Directors may receive more than one of the above fees.

Additional disclosures

Total remuneration of the eight highest paid senior executives1

The following table sets out the total remuneration of the eight highest paid senior executives (excluding Executive Directors) in respect of the 2017 performance year.

	Executive
	8	7	6	5	4	3	2	1
	£000	£000	£000	£000	£000	£000	£000	£000
Fixed
Cash-based	601	498	569	617	635	490	709	815
Share-based	406	100	162	422	422	810	466	500
Total fixed	1,007	598	731	1,039	1,057	1,300	1,175	1,315
Variable
Upfront cash	2	2	2	2	2	2	2	2
Deferred cash	0	0	0	0	0	0	0	0
Upfront shares	128	604	204	275	200	642	221	202
Deferred shares	195	172	309	416	303	276	335	305
Long-term incentive plan	185	247	401	157	404	524	984	1,113
Total variable pay	510	1,025	916	850	909	1,444	1,542	1,622
Pension cost[2]	160	100	125	154	167	98	177	196
Total remuneration	1,677	1,723	1,772	2,043	2,133	2,842	2,894	3,133

1	Includes members of the Group Executive Committee and Senior Executive level colleagues, employed by the Group as at 31 December 2017 (excluding colleagues on garden leave or subject to notice of termination).
2	Pension costs based on a percentage of salary according to level.

Total remuneration of employees across the Group

Total remuneration[1]	Number of employees
£0 to £100,000	68,299
£100,001 to £500,000	4,762
£500,001 to £1,000,000	102
Above £1,000,000	24

1	Total remuneration of UK-based colleagues. Includes base salary, bonus awards for the 2017 performance year, the estimated values of LTIP, pension and benefits.
131

COMPENSATION

Remuneration Committee

Committee composition and purpose

The Committee comprises Non-Executive Directors from a wide background to provide a balanced and independent view on remuneration matters. Anthony Watson retired as an independent Non-Executive Director and as a member of the Committee on 11 May 2017. For details of full membership and attendance at meetings, please see page 141.

The purpose of the Committee is to set the remuneration for all Executive Directors and the Chairman, including pension rights and any compensation payments. It recommends and monitors the level and structure of remuneration for senior management and material risk takers. It also considers, agrees and recommends to the Board an overall remuneration policy and philosophy for the Group that is aligned with its long-term business strategy, its business objectives, its risk appetite, values and the long-term interests of the Group that recognises the interests of relevant stakeholders.

Annual effectiveness review

During 2017, the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review.

How the Remuneration Committee spent its time in 2017

The Committee had eight scheduled meetings during 2017 to consider the following principal matters.

Committee:

–	Review of committee composition

–	Approval of terms of reference

–	Results of the effectiveness review and suggestions for improvement

Remuneration approach and awards:

–	Determination of 2016 bonus outcome

–	Approval of the 2014 LTIP vesting

–	Approval of the 2017 Group Performance Share plan design, methodology and performance measures

–	Colleague 2017 Group Ownership Share

–	Approval of the 2017 and 2018 Group Ownership Shares plan performance measures

–	Incentive Plan review

Senior Executives:

–	Review of performance and remuneration arrangements for Executive Directors and key senior managers

–	Review and approval of material risk taker identification

–	Approval of LBCM Non-Executive Fees

–	Review of shareholding policy

Stakeholders:

–	Feedback from the Chairman on her meeting with the PRA and shareholders

–	Consideration of the BEIS Corporate Governance Report and PRA Policy and supervisory statements

Other remuneration matters:

–	Approval of the 2016 Directors’ Remuneration Report for publication within the annual report and Form 20-F

–	Approval of the 2016 Remuneration Policy Statement

–	Review of the Reward Governance Framework

–	Gender pay reporting review

–	Approval of the annual procedural review

–	MBNA integration impacts and awards

Mercer (part of the MMC group of companies) is the appointed advisor to the Remuneration Committee. Mercer is a founding member and signatory of the Code of Conduct for Remuneration Consultants.

For more detail, please refer to the website www.remunerationconsultantsgroup.com. Mercer was appointed by the Committee in 2016 following a competitive tender process and was retained during the year. The Committee is of the view that Mercer provides independent remuneration advice to the Committee and does not have any connections with the Group that may impair its independence, and, other than advice on remuneration, no other services were provided to the Company. The broader Mercer company provides unrelated advice on accounting.

During the year, Mercer attended Committee meetings upon invitation and provided advice and support in areas such as market and best practice, regulatory and governance developments, drafting the remuneration report, and relevant comparator groups for pay and performance.

Fees payable for the provision of Remuneration Committee services in 2017 were £98,020, based on time and materials.

António Horta-Osório (Group Chief Executive), Simon Davies (Chief People, Legal and Strategy Officer) until July 2017 and Jen Tippin (Group People and Productivity Director) thereafter, Paul Hucknall (People Director, Centres of Excellence), Matt Sinnott (Group Reward Director), Chris Evans (Director, Reward Policy and Partnering), Stuart Woodward (Head of Reward Regulation and Governance) and Letitia Smith (Group Director, Conduct, Compliance & Operational Risk) provided guidance to the Committee (other than for their own remuneration).

Juan Colombás (Chief Operating Officer from September 2017 and formerly the Chief Risk Officer) and George Culmer (Chief Financial Officer) also attended the Committee to advise as and when necessary on risk, financial and operational matters.

Statement of voting at Annual General Meeting

The table below sets out the voting outcome at the Annual General Meeting in May 2017.

	Votes cast in favour		Votes cast against		Votes withheld
	Number of shares (millions)	Percentage of votes cast	Number of shares (millions)	Percentage of votes cast	Number of shares (millions)
Directors’ remuneration policy (binding vote)	47,673	98.03%	959	1.97%	535
2016 annual report on remuneration (advisory vote)	48,113	97.92%	1,023	2.08%	31
132

COMPENSATION

DIRECTORS’ REMUNERATION POLICY

The Group’s remuneration policy was approved at the AGM on 11 May 2017 and took effect from that date. It is intended that approval of the remuneration policy will be sought at three-year intervals, unless amendments to the policy are required, in which case further shareholder approval will be sought; no changes are proposed for 2018. The full policy is set out in the 2016 annual report and accounts (pages 90–98) which is available at: www.lloydsbankinggroup.com/globalassets/documents/investors/2016/2016_lbg_annual_report_v2.pdf

The tables in this section provide a summary of the Directors’ remuneration policy. There is no significant difference between the policy for Executive Directors and that for other colleagues.

Remuneration policy table for Executive Directors

●	Base salary

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

Performance measures

N/A

●	Fixed share award

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

Maximum potential

The maximum award is 100 per cent of base salary.

Performance measures

N/A

●	Pension

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

All future appointments as Executive Directors will attract a maximum allowance of 25 per cent of base salary.

Performance measures

N/A

●	Benefits

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

Performance measures

N/A

133

COMPENSATION

●	All-employee plans

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

The maximum value of free shares that may be awarded in any year is £3,600.

Performance measures

N/A

●	Group Performance Share plan

Purpose and link to strategy

To incentivise and reward the achievement of the Group’s annual financial and strategic targets whilst supporting the delivery of long-term superior and sustainable returns.

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

The Committee applies its judgement to determine the payout level commensurate with business and/or individual performance. The Committee may reduce the level of award (including to zero), apply additional conditions to the vesting, or delay the vesting of deferred awards to a specified date or until conditions set by the Committee are satisfied, where it considers it appropriate as a result of a risk matter coming to light before vesting. Awards may be subject to malus and clawback for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation.

Maximum potential

The maximum Group Performance Share opportunities are 140 per cent of base salary for the GCE and 100 per cent of base salary for other Executive Directors.

Performance measures

Measures and targets are set annually by the Committee in line with the Group’s strategic business plan and further details are set out in the annual report on remuneration for the relevant year.

Measures consist of both financial and non-financial measures and the weighting of these measures will be determined annually by the Committee. The weightings of the performance measures for the 2018 financial year are set out on page 129. All assessments of performance are ultimately subject to the Committee’s judgement, but no award will be made if threshold performance (as determined by the Committee) is not met for financial measures or the individual is rated ‘Developing performer’ or below. The expected value of the Group Performance Share is 30 per cent of maximum opportunity.

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

●	Group Ownership Share plan

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

The Committee retains full discretion to amend the payout levels should the award not reflect business and/or individual performance. The Committee may reduce (including to zero) the level of the award, apply additional conditions to the vesting, or delay the vesting of awards to a specified date or until conditions set by the Committee are satisfied, where it considers it appropriate as a result of a risk matter coming to light before vesting. Awards may be subject to malus and clawback for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation.

Maximum potential

The maximum annual award for Executive Directors will normally be 300 per cent of salary. Under the plan rules, awards can be made up to 400 per cent of salary in exceptional circumstances.

134

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

●●	Deferral of variable remuneration and holding periods

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

Remuneration policy table for Chairman and Non-Executive Directors

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

The Chairman receives an all-inclusive fee, which is reviewed periodically plus benefits including life insurance, car allowance, medical insurance and transportation. The Committee retains the right to provide additional benefits depending on individual circumstances. NEDs are paid a basic fee plus additional fees for the chairmanship/ membership of committees and for membership of Group companies/ boards/non-board level committees.

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

135

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

	Base salary	Fixed share award	Pension, benefits and other fixed remuneration
Resignation	In the case of resignation to take up new employment, paid until date of termination (including any period of leave required by the Group). In the case of resignation for other reasons, base salary will be paid in monthly instalments for the notice period (or any balance of it), offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
Redundancy or termination by mutual agreement	Paid until date of termination (including any period of leave required by the Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination unless, in the case of mutual agreement, the Committee determines that exceptional circumstances apply in which case shares may be released on termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
Retirement/ill health, injury, permanent disability/death	Paid until date of retirement/death. For ill health, injury or permanent disability which results in the loss of employment, paid for the applicable notice period (including any period of leave required by the Group).	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination except for (i) death where shares are released on the date of termination; or (ii) in the case of permanent disability the Committee determines that exceptional circumstances apply, in which case shares may be released on the date of termination.	Paid until date of death/ retirement (subject to individual benefit scheme rules). For ill health, injury, permanent disability, paid for the notice period including any period of leave required by the Group (subject to individual benefit scheme rules).
Change of control or merger	N/A	Awards will be payable on the date of the Change of Control and the number of shares subject to the award will be reduced to reflect the shorter accrual period. The Committee may decide that vested awards will be exchanged for (and future awards made over) shares in the acquiring company or other relevant company.	N/A
Other reason where the Committee determines that the executive should be treated as a good leaver	Paid until date of termination (including any period of leave required by the Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
136

COMPENSATION

	Group Performance Share(1)	Long-term incentive/Group Ownership Share(2)	Chairman and Non-Executive Director fees(3)
Resignation	Unvested deferred Group Performance Share awards are forfeited and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier), unless the Committee determines otherwise in exceptional circumstances.	Awards lapse on date of leaving (or on notice of leaving) unless the Committee determines otherwise in exceptional circumstances that they will vest on the original vesting date (or exceptionally on the date of leaving). Where award is to vest it will be subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.
Redundancy or termination by mutual agreement	For cases of redundancy, unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback. For termination by mutual agreement, the same approach as for resignation would apply.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.
Retirement/ill health, injury, permanent disability	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply	Paid until date of leaving Board.
Death	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination. Deferred Group Performance Share awards vest on death in cash, unless the Committee determines otherwise.	Awards vest on death subject to the performance conditions and time pro-rating (for months worked in performance period unless determined otherwise). Malus and clawback will apply.	Paid until date of leaving Board.
Change of control or merger[2]	In-year Group Performance Share accrued up until date of change of control or merger (current year). Where there is a Corporate Event, deferred Group Performance Share awards vest to the extent and timing determined by the Committee in its absolute discretion.	Awards vest on date of event. Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period unless determined otherwise). Malus and clawback will normally apply. Instead of vesting, awards may be exchanged for equivalent awards over the shares of the acquiring company or another company.	Paid until date of leaving Board.
Other reason where the Committee determines that the executive should be treated as a good leaver	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Deferred Group Performance Share awards vest in line with normal timeframes and are subject to malus and clawback. The Committee may allow awards to vest early if it considers it appropriate.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.

1	If any Group Performance Share is to be paid to the Executive Director for the current year, this will be determined on the basis of performance for the period of actual service, rather than the full notice period (and so excluding any period of leave required by the Group).

2	Reference to change of control or merger includes a compromise or arrangement under section 899 of the Companies Act 2006 or equivalent. Fixed share awards may also be released/exchanged in the event of a resolution for the voluntary winding up of the Company; a demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Committee, might affect the current or future value of any award; or a reverse takeover, merger by way of a dual listed company or other significant corporate event, as determined by the Committee. In the event of a demerger, special dividend or other transaction which would in the Committee’s opinion affect the value of awards, the Committee may allow a long-term incentive award to vest to the extent relevant performance conditions are met to that date and if the Committee so determined, on a time pro-rated basis (unless determined otherwise) to reflect the number of months of the performance period worked.

3	The Chairman is entitled to six months’ notice.
137

CORPORATE GOVERNANCE

STATEMENT ON US CORPORATE GOVERNANCE STANDARDS

The Board is committed to the delivery of the Group’s new strategy which will transform the Group for success in a digital world. The Board’s strategy is underpinned by high standards of corporate governance designed to ensure consistency and rigour in its decision making. This report explains how those standards, in particular, those laid down in the Financial Reporting Council’s UK Corporate Governance Code 2016 (the UK Code), apply in practice to ensure that the Board and management work together for the long-term benefit of the Company and its shareholders. The UK Code can be accessed at www.frc.org.uk.

To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairmen. Terms of Reference for each of the Committees are available on the website at www.lloydsbankinggroup.com. Information on the membership, role and activities of the Nomination and Governance Committee, the Audit Committee, the Board Risk Committee and the Responsible Business Committee can be found on pages 153 to 163.

Further information about the work of the Remuneration Committee is included on pages 116 to 117 and 131.

As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds Banking Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Lloyds Banking Group plc’s main listing is on the London Stock Exchange, it follows the principles contained in the UK Code. The Group has complied with the provisions of the UK Code and has done so throughout 2017 regarding the provisions where the requirements are of a continuing nature. Key differences are set out below.

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

CORPORATE GOVERNANCE

BUILDING ROBUST STAKEHOLDER RELATIONSHIPS

This report sets out our approach to governance in practice, how the Board works, how it has spent its time during the year, how it has evaluated its performance, and includes reports from each of the Board’s Committees.

Good governance is vitally important as it underpins the delivery of our strategy to help Britain prosper and become the best bank for customers, colleagues and shareholders. It is essential to ensure good corporate governance and the associated values are embedded into the thinking and processes of the business, and driven by the Board.

Board changes

The Nomination and Governance Committee is responsible for reviewing the composition of the Board and its Committees and assessing whether the balance of skills, experience, knowledge and independence is appropriate to enable them to operate effectively. It went through a rigorous process leading to the appointment of Lord Lupton as a new independent Non-Executive Director with the additional role of chairing our new non ring-fenced bank. Lord Lupton joined the Board on 1 June 2017, bringing with him extensive international corporate experience (see page 114 for further details). Both Nick Luff and Anthony Watson stepped down from the Board in May 2017, having made significant contributions to the Group. As a result of the two retirements, our Deputy Chairman Anita Frew was appointed as the new Senior Independent Director, and Simon Henry succeeded Nick Luff as the Audit Committee Chairman. The names and biographies of current Directors are set out on pages 113–115. The roles and responsibilities of the Board members are set out on page 151.

The Group’s strategic transformation

On 16 May 2017, the Group returned to full private ownership after the government sold its remaining stake. The sale demonstrated the successful delivery of the Group’s strategy to transform itself into a simple, low risk, UK focused retail and commercial bank. Since the government first acquired shares in 2009, the Group has repaired its balance sheet, reduced its cost base, cut complexity and international exposure, built and sold TSB, and addressed legacy issues. The Group returned to profitability in 2013 and resumed paying dividends in 2014.

The sale marked the final step in the rescue and rejuvenation of Lloyds Banking Group. The combination of our strong financial performance and the progress we have made towards our strategic priorities has enabled over £21.2 billion to be returned to the government, more than repaying the amount that taxpayers invested.

However, we are not complacent. While we are proud of the progress we have made over the last few years, we recognise we now have an equally challenging task to transform Lloyds Banking Group into a bank that can deliver outstanding service for customers in the future technology environment and play our full role in helping Britain prosper. The Board has spent considerable time over the past two years working with the executive team to understand the requirements to compete successfully as the ‘Bank of the Future’, and to translate that into the new strategic plan announced with our results. The oversight of this new transformation programme, including the associated cultural changes that will be required, will be a major focus of our ongoing governance activities.

Non ring-fenced bank

One of the largest change initiatives for the Group this year is the implementation of the ring-fencing regulatory requirements which come into effect on 1 January 2019. The Group’s approach aims to minimise the impact on both colleagues and customers and for the vast majority there will be no changes. There has been significant progress during the year towards the establishment of the new non ring-fenced bank, Lloyds Bank Corporate Markets plc (‘LBCM’). The Board has played an active role in identifying and appointing members of the LBCM board, as well as helping to establish the governance framework to ensure that the framework is both fit for purpose for the new bank and complements that of the Group. An overview by the Chairman of LBCM, Lord Lupton, of the establishment and governance structures of LBCM can be found on page 143.

Board effectiveness

The Board carried out an annual evaluation of its effectiveness during the year. This was an internal evaluation overseen by the Nomination and Governance Committee. The process which was undertaken and the findings of the review are set out on pages 149–150, together with information about our progress against the 2016 review actions.

Diversity

Being able to attract, develop, fully utilise and retain top talent is highly important to us, ensuring everyone has the opportunity to progress and realise their potential. For this reason, the Group has made a commitment to be a leader in diversity, removing the barriers that stand in the way of equal opportunity.

CORPORATE GOVERNANCE

The Board sees it as an important objective for its membership to reflect diversity in its broadest sense. A mix of different backgrounds and experience on the Board, as in the executive team, is important in providing a range of perspectives, insights and challenge needed to support good decision making.

As a Group, we have committed to maintaining at least three female Board members, and recognise the Davies/Hampton-Alexander target for FTSE companies to move towards 33 per cent female representation. We are looking to take opportunities to increase the number of female Board members over time where that is consistent with other skills and diversity requirements. The Group has also made the public commitment to increase the proportion of senior roles held by women to 40 per cent by 2020.

In addition to this, the Group recognises the importance of the diversity of colleagues, reflecting the diversity of our customers, to allow us to better understand customers’ needs and create deeper relationships.

The Group’s aim is to increase ethnic diversity in our workforce and unlock the potential of our ethnic minority colleagues. The Group has publicly committed to increase the proportion of senior roles held by Black, Asian and Minority Ethnic colleagues to eight per cent by 2020. This is being achieved through career development programmes, a programme of visible role models, and a focus on increasing cultural awareness to help all colleagues interact more effectively, regardless of ethnic background. Our commitment to diversity is led from the top, with Executive Committee sponsorship of the initiatives. More information on both diversity and the importance of succession planning is provided on page 155.

Development of our
transformation strategy

In early 2016, following discussions with the Chairman and Board, the Group Chief Executive initiated a major exercise to explore the characteristics required to succeed as the ‘Bank of the Future’. Working groups across the Group were engaged in looking forward to the likely impact of changing technology, customer needs and competition, and developing scenarios for different economic backdrops.

The emerging analysis was debated at a two day offsite session involving both the Board and Group Executive Committee in June 2016, and led to the conclusion that a major transformation would be required in evolving our customer propositions, re-engineering our core business processes to incorporate new technology, changing our ways of working and developing new skills and capabilities.

These conclusions were then developed into a programme of change initiatives which were discussed and reviewed in subsequent Board deep dive sessions and, as a whole, in the joint Board and Executive offsite meeting in June 2017.

Having agreed the key initiatives and the overall scale and pace of the transformation, the Board reviewed the more detailed plan and immediate priorities in an extended session in November 2017, placing particular emphasis on the effective management of the programme and the mitigation of potential execution risks. The final proposals were reviewed again in January and confirmed with the 2018 budget in February.

CORPORATE GOVERNANCE

OUR BOARD IN 2017

DIVERSITY, SKILLS AND COMPOSITION

Gender diversity	Skills and experience	Board tenure	Age
(Non-Executive Directors only)
Retail/Commercial Banking

Financial markets/wholesale banking/corporate clients

Insurance

A. Male: 9	Prudential and conduct risk in financial institutions	A. 0-2 years: 3	A. 46-55: 3
B. Female: 3	Core technology operations	B. 3-4 years: 4	B. 56-65: 8
		C. 5-6 years: 4	C. 66-75: 1
	Government/regulatory	D. 7-8 years: 1

Consumer/marketing/distribution

Strategic thinking

Data as at 31 December 2017.

Board and Committee composition and attendance in 2017

Board member	Board meetings	Nomination and Governance Committee	Audit Committee	Board Risk Committee	Remuneration Committee	Responsible Business Committee
Lord Blackwell (C)	10/10	8/8	–	8/8	7/7	5/5
António Horta-Osório	10/10	–	–	–	–	–
Juan Colombás	10/10	–	–	–	–	–
George Culmer	10/10	–	–	–	–	–
Alan Dickinson	10/10	8/8	8/8	8/8	7/7	–
Anita Frew	10/10	8/8	8/8	8/8	7/7	3/5
Simon Henry	10/10	–	8/8 [3]	8/8	–	–
Lord Lupton [1]	5/5	–	4/4	4/4	–	–
Nick Luff [2]	4/5	4/4	4/4 [3]	3/4	–	–
Deborah McWhinney	9/10	–	8/8	8/8	–	–
Nick Prettejohn	8/10	–	7/8	8/8	–	–
Stuart Sinclair	10/10	–	–	8/8	7/7	4/4 [4]
Anthony Watson [2]	5/5	3/4	3/4	4/4	4/4	–
Sara Weller	10/10	4/4 [5]	–	8/8	7/7	5/5

1	Lord Lupton joined the Board and respective Committees on 1 June 2017.

2	Nick Luff and Anthony Watson retired from the Company on 10 May and 11 May respectively.

3	Simon Henry succeeded Nick Luff as Audit Committee Chairman with effect from 1 May 2017.

4	Stuart Sinclair was appointed to the Responsible Business Committee with effect from 1 April 2017.

5	Sara Weller joined the Nomination and Governance Committee on 11 May 2017.

Chairman

CORPORATE GOVERNANCE

KEY FOCUS AREAS

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

Below are details of the main topics discussed by the Board during the year.

Discussions and decisions

Regular updates	Group performance report
Finance report, including budgets, forecasts and capital position
Risk report
Customer performance dashboard
Chairman’s report
Reports from Committee Chairmen

Financial	2017 budget
Dividend approval
5 year operating plan
Draft results and presentations to analysts
Funding and liquidity plans
Capital plan
Basel Pillar 3 disclosures
Annual Report and Form 20-F

Strategy	Two strategy away days to review progress in implementing the Group’s strategy
‘Deep Dives’ on various elements of market development and business strategy (see below)
MBNA integration
Consideration and approval of large transactions
Cloud strategy, which supports the transformation of the Group’s IT architecture

Culture and values	Helping Britain Prosper Plan
Conduct, culture and values – Culture Dashboard
Responsible business report

Governance and stakeholders	Board effectiveness and Chairman’s performance reviews
AGM documentation approval and subsequent voting results briefing
Review and approval of the Corporate Governance Framework
Review and approval of various Group policies including the Code of Responsibilities, Signing Authorities, Group Statement on Modern Slavery, and Board and GEC Members’ Dealing Policy
Investor relations updates
Committee and meeting simplification review

Regulatory	Ring-fencing progress updates
Whistleblowing updates
Regulatory updates
Senior Manager and Certification Regime
FCA strategic review of retail banking business models

Risk management	Approval of Group risk appetite
Review of Group non-traded market risk plan
Cyber security briefings
Review of conduct risk
Review and approval of PRA and EBA stress testing results
Review and approval of the Risk Management Framework

‘Deep dive’ sessions

The Board regularly takes the opportunity to hold ‘deep dive’ sessions with senior management outside formal Board meetings. The purpose of the sessions is to provide the Board with deeper insight into key areas of strategic focus, whilst providing Directors with a greater understanding and appreciation for the subject matter to help drive better quality of debate and enhance knowledge. The sessions are structured to allow plenty of opportunity for discussion and include presentations and videos.	In 2017 ‘deep dive’ sessions were held on the following topics:
IT architecture strategy
Customer journeys
Interest only mortgages
Consumer credit
Open banking
IFRS9 implementation
Cloud strategy

CORPORATE GOVERNANCE

GOVERNANCE IN ACTION

Overseeing strategy development

The Board held two strategy offsite meetings during the year, giving the Directors the opportunity to focus solely on strategic issues. The first of these was held in June, and concentrated on the priorities of the business and the four strategic pillars which will help the Group progress towards the ‘Bank of the Future’. During the second half of the year, the priorities agreed at the first meeting were developed and the second meeting held in November provided an opportunity to discuss these further, along with financial plans.

António Horta-Osório reflected on the offsite meetings:

The Board offsite meetings are especially important in providing an opportunity to focus on strategic issues, taking a view of the longer-term outlook for the Group.

In June we debated the priorities of the business and the four strategic pillars which will help the Group progress towards the ‘Bank of the Future’. It was extremely helpful to gain the input of our Board members, leveraging the broad range of experience and perspectives the Board has, resulting in a set of clear strategic priorities we will focus on.

In November the Board debated the detailed strategic priorities, associated delivery plans and financial projections. The collective experience and expertise of the Board was brought to life in challenging and scrutinising our plans ensuring we can further transform the Group and deliver sustainable value to our stakeholders over the course of the plan. The Board’s focus on continuing to put the customer at the heart of everything we do, whilst recognising the increasing and critical role of technology, aligned well with the team’s proposals and reinforced our aim to become the best bank for customers, colleagues and shareholders.

Integrating MBNA

In the immediate period following the Group’s announcement of its milestone acquisition of MBNA in December 2016, work commenced to achieve regulatory approval from both the Competition & Markets Authority (CMA) and the Financial Conduct Authority (FCA), and also to prepare for the first day of legal ownership, known as ‘Completion’. Unconditional CMA approval was achieved on 5 May 2017 and FCA approval of the Group’s Change in Control application was received on 19 May 2017.

In readiness for Completion on 1 June 2017, many activities were completed to support a smooth transition of ownership from Bank of America, such as a review of some 470 IT applications to ensure services could continue, critical policy changes in MBNA to align to the Group and the introduction of a management structure and governance approach which was aligned to the Group’s organisational design and risk management framework.

The ‘Legal Day 1’ Event completed seamlessly on 1 June 2017 with no operational issues. Since then, we have completed a detailed operating model review to identify how best we integrate the MBNA and existing Lloyds Banking Group Cards businesses to ensure we preserve and enhance areas of value creation and opportunities to improve the customer experience for all of our 8 million credit card customers.

The integration programme has moved into the delivery phase and has developed plans with Bank of America to complete the customer, systems and process integration by early 2019.

There is a rigorous governance process to oversee design decision and integration execution, which ensures appropriate and timely updates and escalations up to Board level.

Lloyds Bank Corporate Markets

On 1 June, 2017, I was appointed a Non-Executive Director of Lloyds Banking Group and also as Chairman designate of the newly created ‘non ring-fenced bank subsidiary’, which is called Lloyds Bank Corporate Markets plc (‘LBCM’), subject to regulatory consent. Since then, we have been engaged in a complex, intense and detailed programme to meet all the conditions which the PRA and FCA have set in order to enable them to give us full authorisation to conduct the non ring-fenced activities of the Group, which are required as part of the ring-fencing regulations for UK banks.

Our first, and surely the most important task, was to appoint a Board and senior management team to LBCM. The Board comprises eight Directors, three of whom are independent Non-Executive Directors recruited from outside the Group and all of whom have wide experience of banking, two Directors Designate (Group executives serving in a non-executive capacity and subject to regulatory approval), the Chief Executive, Chief Financial Officer, and myself as Chairman. This composition supports LBCM’s legal and regulatory requirements for independent decision making within the overall framework of Group policies and controls. At the same time we have made good progress in appointing the rest of the senior management team of LBCM, such as the Chief Risk Officer, Chief Operating Officer, Chief Internal Auditor and Treasurer from both within and outside the Group. The bank received authorisation from the PRA and FCA in July 2017, subject to conditions. Our current plans are to operationalise the bank, and receive full authorisation for it to commence trading during 2018, leaving us good time to complete the process before the ring-fencing regulations come into force on 1 January 2019.

Since receiving the bank’s conditional authorisation in July 2017, the Board has concentrated on creating a bespoke Governance Framework, including the vital Risk Management Framework, which is fit for purpose for LBCM, but also which is consistent and fits within the Group Governance Framework. In essence, LBCM must comply with each and every governance and risk requirement of the Group, but has the right and duty to manage the non ring-fenced bank within any narrower parameters set by the LBCM Board.

CORPORATE GOVERNANCE

Lord Lupton’s induction

Induction pack prepared and sent to Lord Lupton prior to and on appointment

This contained key corporate documents, such as:

Role of Director

 Group policies such as anti-bribery, expenses, gifts and hospitality, and share dealing

 The role of a director and statutory duties, including Companies Act liabilities, Listing Rules, Disclosure Guidance and Transparency Rules and SEC Rules

 Directors’ and officers’ liability insurance

Board and its Committees

 Directors’, Executive Management and Company Secretary biographies and contact details

 Schedule of Board Committee membership

Schedule of Board and Committee meetings and Board calendar

 Last Board effectiveness review

 Minutes of the last 12 months’ Board meetings

 Last three Board packs

Financial and strategic

 Latest Annual Report

 Corporate history, with a summary of significant events

 Group management structure chart and business unit details

 Key performance indicators, including KPIs on which incentive plans are measured

 Latest Strategic plan

 Guide to ring-fencing

Governance

 Corporate Governance Framework

 Articles of Association

Risk management

 Risk profile, appetite, risk management and internal control procedures

Shareholders

 Shareholder analysis/analyst reports

 Voting and shareholder feedback from the last AGM

 Notices of any general meetings held in the last three years

General

 Recent press cuttings, reports and articles concerning the Company

 Glossary of Company-specific jargon/acronyms

Training aspects

 The use of the electronic board portal

 The Senior Managers and Certification Regime

Meetings with senior management

Meetings were held during May and June with all the GEC to discuss aspects such as:

 Customer products and marketing

 Insurance risk

 Retail and consumer credit risk

 People, Legal and Strategy

 Retail and Consumer Finance

Digital and transformation Group operations Commercial Banking Corporate affairs Treasury Scottish Widows and the Insurance Board

Meetings were also held specifically to deal with regulatory aspects, including:

 Ring-fencing

 Corporate governance and the Companies Act

 Whistleblowing

 Wholesale Banking conduct risk and remuneration rules

Ongoing programme of meetings, deep dives and training sessions developed in respect of the non ring-fenced bank, including:	Commercial Banking Risk Markets Establishing the Board and governance procedures	Financials (including meeting the internal and external auditors) Regulators Capital management and liquidity Culture	Site visits to the New York, Jersey and Singapore offices Branch visits to Jersey Floor walks and informal engagement with colleagues

CORPORATE GOVERNANCE

ENGAGING WITH OUR STAKEHOLDERS

Shareholders	Customers	Colleagues

 Investor Relations has primary responsibility for managing and developing the Group’s external relationships with existing and potential institutional equity investors and analysts. With support from senior management, they achieved this through a combination of more than 800 meetings and various presentations in 2017. The presentations were primarily aligned to results and included content on strategic progress and financial and operational performance. In addition to this direct shareholder engagement, Investor Relations provides regular reports to the executive team and Board on key market issues and shareholder concerns.

 The Company Secretary has a team dedicated to engaging with retail shareholders who, with support from the Company’s registrar Equiniti Limited, deliver the Group’s shareholder service strategy, including the AGM. Group Secretariat provide feedback to the Board and appropriate Committees to ensure the views of retail shareholders are received and considered.

 The AGM is an opportunity for shareholders to hear directly from the Board on the Group’s performance and strategic direction, and importantly, to ask questions.

– over 200 shareholders represented

– over 65 per cent of total voting rights voted

– all resolutions voted on by way of a poll.

 The Board receives regular investor feedback and engages with shareholders, this includes:

– meetings between the Chairman, Senior Independent Director and Chairman of the Remuneration Committee and institutional shareholders;

– regular communications from the Group Chief Executive including correspondence with both retail and institutional shareholders;

– investor meetings, roadshows and the AGM.

 The Group’s aim is to become the best bank for customers, colleagues and shareholders. As part of this, the Board constantly reviews the strategy, receives updates on implementation and reviews progress as part of the governance process.

 One of the deep dives held by the Board during the year focused on the Customer Journey. This provided the Board with an update on the progress made on the Customer Journey transformation and gave the Board the opportunity to enhance their understanding and to consider and feedback on future plans.

 Further to the launch of mobile branches which serve local communities, an example was displayed at the 2017 AGM.

 The Board receives regular updates and reports detailing the findings of the ongoing customer surveys and feedback programme.

 Members of the Board have visited branches in various locations including Nottingham, Liverpool and Jersey during the year to help build understanding of the business and meet with colleagues.

 The Group intranet is used by the Directors to communicate with colleagues. During the year, this has included:

– podcasts and videos detailing full year and half year results and details of the transformation within the Group and future plans;

– Q&A sessions with the Group Chief Executive, where selected colleagues were given the opportunity to put questions directly to him; and

– annual end of year message to all colleagues from the Chairman.

 Colleague feedback sessions are arranged on a regular basis where colleagues join the Chairman for informal discussion over lunch or dinner. These took place during the year in various locations, including Dunfermline, London, Bristol, Liverpool and Jersey.

 The Chairman hosts regular colleague breakfast meetings which are also attended by Non-Executive Directors.

 Helping Britain Prosper LIVE event was attended by 4,000 colleagues at the ExCel centre in London in March. This event provided everyone with more details about the future of the Group and the opportunity to see first-hand how we are helping Britain prosper every day. Speeches were given by the Group Chief Executive and Chief Financial Officer, which were broadcast live.

 The Chairman of the Remuneration Committee held a meeting during the year with the unions.

 Members of the Board have visited several Group offices and service centres during the year including Chester, Reading, Swindon and Edinburgh.

CORPORATE GOVERNANCE

Lord Blackwell visits Liverpool

In July Lord Blackwell visited Liverpool, splitting his time between meeting colleagues and charities supported by the England and Wales Foundation.

Colleagues took the opportunity to present details of how they are implementing strategic priorities; an update on the apprenticeship training programme; how fraud is managed; and the impact on customers. Lord Blackwell also met representatives from the local PPI team, who discussed the end-to-end PPI complaint handling process, focusing on the key parts undertaken in Speke and Chester.

A networking lunch was held, with Lord Blackwell presenting a keynote speech to 50 colleagues. This was followed by a Q&A session at the Group’s Speke office, after which he visited the Rotunda charity, an accredited training centre and community hub. The England and Wales Foundation has been supporting the charity since 2011. In 2017, Rotunda was awarded a further grant to support a pilot project which aims to demonstrate how a local community organisation can produce better services and outcomes for those with offender records and who are long term unemployed.

“As part of our helping Britain prosper plan, we have committed to supporting the committees in which we serve and it is a matter of great personal pride that the Lloyds Bank Foundation is able to support this worthy cause.”

Lord Blackwell
Chairman

Regulators and government	Communities

 Members of the Board regularly meet with various organisations and institutions, including the Bank of England, the FCA, the PRA, CBI and accounting bodies.

 Members of the Board also participate in the Bank Governance Leadership Network, which addresses key issues facing global banks and provides opportunities for discussions between leading global banks, and other stakeholders across a range of activities throughout the year. Core themes include regulation and supervision of banks risk governance and oversight, the future of the banking industry, rebuilding trust and culture and changing business models and strategic challenges.

 Representatives of the regulator (both PRA and FCA) observed Board and Committee meetings in 2017.

 Members of the Board met with some of the organisations which are beneficiaries of the Group’s independent charitable Lloyds Bank Foundation for England and Wales and Bank of Scotland Foundation.

 The Chairman also attended Lloyds Bank Foundation for England and Wales Westminster Parliamentary Reception in November, where more than 100 representatives of small and local charities were joined by MPs, government ministers and representatives from the Group. The reception highlighted the work of small and local charities tackling disadvantage across England.

 The Board engages with the work of the Foundations through the Responsible Business Committee. See page 163 for more information.

 Almost 260,000 hours of volunteering by colleagues were delivered in 2017, of which 44 per cent were skills-based volunteering. More than 5,000 colleagues took part in volunteering over the period of a week in the Group’s Give & Gain volunteering campaign.

Whistleblowing

We encourage colleagues to speak up if they suspect wrongdoing or witness behaviours that do not meet the standards set out in our Codes of Responsibility or Group policies and procedures. This whistleblowing service is known internally as ‘Speak Up’ and it gives colleagues a way to raise concerns confidentially and without fear of reprisal.

The Group has an established Speak Up Champion (Anita Frew, Deputy Chairman and Senior Independent Director), a dedicated team to handle disclosures (the Colleague Conduct Management Team (CCMT)) and a third party supplier (Expolink) which colleagues can contact anonymously. There is a clear Speak Up Policy that sets out its commitment to listening to colleague concerns and protecting those who raise concerns from any detriment. The Policy provides information on how concerns can be raised and to whom. It also confirms that the Group has zero tolerance of retaliation and provides assurance around confidentiality and anonymity where required.

Whistleblowing continues to be a topic of public and regulatory concern; it is essential that colleagues feel confident reporting wrongdoing and are able to trust the process. A healthy culture encourages asking questions, raising concerns and admitting mistakes. This type of culture influences employee actions, decision-making and behaviour. In the reporting period, Speak Up has been embedded into Group culture through communication and awareness campaigns, training to all colleagues and the leadership team regularly considering speak up arrangements as part of its annual review of the system of internal control.

CORPORATE GOVERNANCE

HOW OUR BOARD WORKS
MEETINGS, ACTIVITIES AND PROCESSES

Board meetings

Start of the year

 A yearly planner is prepared by the Company Secretary to map out the flow of key items of business to the Board.

 Board venues are agreed and colleagues in the areas that the Board will visit are engaged at both senior management and operational level.

Agenda set

 The Chairman holds monthly meetings to review the draft agenda and planner with the Company Secretary and Chief of Staff, as well as quarterly meetings with a wider group of central functions, to identify emerging issues.

 The draft Board agenda is discussed between the Chairman and the Group Chief Executive and reviewed at GEC meetings.

 Matters may be added to agendas in response to external events, Non-Executive Director requests, regulatory initiatives and the quarterly Board topic review meetings.

Papers compiled and distributed

 Templates and guidelines are included within targeted training for authors of papers to ensure consistency and high quality of information.

 Meeting packs are uploaded and communicated to all Directors via a secure electronic board portal typically a week in advance of the meeting to ensure sufficient time to review the matters which are to be discussed and seek clarification or any additional information.

Before the meeting

 Executive meetings are held ahead of all Board and Committee meetings to ensure all matters being presented to the Board have been through a thorough discussion and escalation process.

 Committee meetings are held prior to Board meetings, with the Chairman of each Committee then reporting matters discussed to the Board.

 Non-Executive discussions and informal dinners are held prior to most Board meetings, some of which also include the Group Chief Executive.

Board meeting

 Board meetings have certain standing items, such as a report from the Group Chief Executive and Chief Financial Officer on Group performance, reports from Committee Chairmen and updates from GEC members.

 Topics for deep dives or additional items are discussed when required and include business, governance and regulatory updates.

 The Board makes full use of technology such as video conferencing, teleconferencing, a Board portal and tablets/devices in its meeting arrangements. This leads to greater flexibility, security and efficiency in Board paper distribution and meeting arrangements.

After the meeting

 The Board meetings offer the Board the chance to meet colleagues within the business, and if any additional meetings are required to provide more details, these are arranged.

 Minutes and matters arising from the meeting are produced and circulated to the Directors for review and feedback.

 Those responsible for matters arising are asked to provide updates to the next meeting by way of an update paper.

Beyond Board meetings

Non-Executive Directors see attendance at Board and Committee meetings as only one part of their role. In addition to the annual schedule of Board and Committee meetings, the Non-Executive Directors undertake a full programme of activities and engagement each year, as set out on page 145–146.

Non-Executive Directors regularly meet with senior management and spend time increasing their understanding of the business through site visits, formal briefing sessions or more informal events including breakfast meetings with senior staff. These informal meetings allow Directors greater time to discuss business in an informal setting, ensuring that there is sufficient time for the Board to discuss matters of a material nature at Board meetings.

Where further training or awareness is identified, such as new technology, regulations or sector advances, deep dives are held with the relevant field expert to provide overviews, chances to raise questions, and debate the impacts on business in an informal setting.

In April, the Board held a joint discussion with the Board of Scottish Widows Group Limited allowing in-depth focus on insurance matters.

The Executive Directors make decisions within clearly defined parameters which are documented within the Corporate Governance Framework, although where appropriate, any activities outside the ordinary course of business are brought to the full Board for their consideration, even if the matters fall within the agreed parameters. The Corporate Governance Framework helps to ensure that decisions are made by the management with the correct authority.

CORPORATE GOVERNANCE

The right processes in place to deliver on our strategy

During the year, there were 10 scheduled Board meetings, with details of attendance shown on page 141. In addition to formal meetings, the Board meets as necessary to consider matters of a time-sensitive nature. The Chairman and the Chairmen of each Committee ensure Board and Committee meetings are structured to facilitate open discussion, debate and challenge. Through their opening remarks, the Chairmen set the focus of each meeting.

The Board is supported by its Committees which make recommendations on matters delegated to them under the Corporate Governance Framework, in particular in relation to internal control risk, financial reporting, governance and remuneration issues.

The management of all Committees is in keeping with the basis on which meetings of the Board are managed. Each of the Committee’s structures facilitates open discussion and debate, with steps taken to ensure adequate time for members of the Committees to consider proposals which are put forward.

In the rare event of a Director being unable to attend a meeting, the Chairmen of the respective meetings discusses the matters proposed with the Director concerned, seeking their support and feedback accordingly. The Chairman subsequently represents those views at the meeting.

The Board recognises the need to be adaptable and flexible to respond to changing circumstances and emerging business priorities, whilst ensuring the continuing monitoring and oversight of core issues.

The Group has a comprehensive and continuous agenda setting and escalation process in place to ensure that the Board has the right information at the right time and in the right format to enable the Directors to make the right decisions. The Chairman leads the process, assisted by the Group Chief Executive and Company Secretary. The process ensures that sufficient time is being set aside for strategic discussions and business critical items.

The process of escalating issues and agenda setting is reviewed at least annually as part of the Board Effectiveness Review with enhancements made to the process, where necessary, to ensure it remains effective. Details of the meeting process are provided on page 147.

The Non-Executive Directors also receive regular updates from the Group Chief Executive’s office including a weekly email which gives context to current issues. In-depth and background materials are regularly provided via a designated area on the Board portal.

A full schedule of matters reserved for the Board and Terms of Reference for each of the Committees can be found at www.lloydsbankinggroup.com

IT Resilience and cyber security

At the Board meeting in May 2017, the Board took part in an advanced scenario testing exercise to simulate real life cyber-attack scenarios. The purpose of this was to enhance the Board’s understanding of the processes and controls in place, and to rehearse the actions required from the Board at the different stages of an incident if such an event should occur in reality.

IT resilience and the dynamic threat posed by cyber risk are recognised as key risks and are a central area of focus for the Board Risk Committee.

Important and/or material issues continue to be brought to the full Board Risk Committee for information, consideration and discussion as appropriate.

During the year, the sub-committee of the Board Risk Committee dedicated to IT resilience and cyber security considered a wide range of issues including:

 cyber and IT controls;

 technology resilience;

 cyber security; and

 roles and responsibilities of the Chief Security Officer.

See page 160 for more information.

Professional development and training programme at a glance

CORPORATE GOVERNANCE

ASSESSING OUR EFFECTIVENESS

How the Board performs and is evaluated

The Board is in the third year of its three year evaluation cycle. An external evaluation was conducted in 2015, facilitated by JCA Group1, with an internal evaluation having been carried out in 2016 and this year. The annual evaluation is facilitated externally at least once every three years and an externally facilitated evaluation will be conducted in 2018. The Chairman of the Board leads the annual review of the Board’s effectiveness and that of its Committees and individual Directors with the support of the Nomination and Governance Committee, which he also chairs. Performance evaluation of the Chairman is carried out by the Non-Executive Directors, led by the Senior Independent Director, taking into account the views of the Executive Directors.

2017 evaluation of the Board’s performance

The 2017 evaluation was conducted internally between October 2017 and December 2017 by the Company Secretary, and was overseen by the Nomination and Governance Committee.

The 2017 review sought the Directors’ views on a range of topics including: strategy; planning and performance; risk and control; Board composition and size; balance of skills and experience; diversity; culture and dynamics; the Board’s calendar and agenda; the quality and timeliness of information; and support for Directors and Committees.

If Directors have concerns about the Company or a proposed action which cannot be resolved, it is recorded in the Board minutes. Also on resignation, Non-Executive Directors are encouraged to provide a written statement of any concerns to the Chairman, for circulation to the Board. No such concerns were raised in 2017 and up to the date of this report.

Internal evaluation process

OCTOBER 2017

Questionnaires issued to all Directors by the Company Secretary for completion.

OCTOBER – DECEMBER 2017

Individual meetings held between each Director and the Company Secretary to discuss responses and opportunity for Directors to raise any other matters concerning the Board or its Committees.

DECEMBER 2017 / JANUARY 2018

Report prepared by the Company Secretary based on the questionnaire results and matters raised in individual meetings.

JANUARY 2018

Draft report discussed by the Company Secretary with the Chairman.

Final report discussed at a meeting of the Board. The Board discussion was subsequently considered by the Nomination and Governance Committee.

APRIL 2018

Actions to be recommended to the Board by the Nomination and Governance Committee to reflect the Board discussion in January.

Subsequently the Board will consider the recommendations and agree an action plan.

JULY 2018

Update to be provided to both the Nomination and Governance Committee and the Board detailing progress against the agreed actions.

Highlights from the 2017 review

The reviews concluded that the performance of the Board, its Committees, the Chairman and each of the Directors continues to be effective. All Directors demonstrated commitment to their roles.

Having been Board members for more than six years, a particularly rigorous review of Anita Frew’s and Sara Weller’s independence was undertaken. The Nomination and Governance Committee concluded they were both still sufficiently independent.

Many Directors commented favourably on the performance of the Board as a whole, describing it as hardworking, conscientious, expert, questioning and highly engaged. Highlights mentioned by several Directors were the continued value of deep dives, the offsite strategy session (described by one Director as a ‘model of open discussion’); the openness of Executives to interacting with the Board members and sharing issues, the discussion on executive succession; the process for keeping the Board aware of important issues which arise between meetings; the further development of Group Internal Audit; the usefulness of the Risk Sub-Committees and the Cyber Security Advisory Panel and the Non-Executive Director only discussions. Directors also spoke highly of the work done by the Chairman and the Chairmen of the Committees in structuring agendas and ensuring that business is covered at the meetings.

The actions from the 2016 Board Effectiveness Review have been recognised by Directors as helpful, particularly, the requirement that ‘links to strategy’ are identified in Board papers. Many think that more needs to be done to make Board papers more concise and focused and that less meeting time should be used for presentations.

Points raised in the 2017 Board effectiveness review

The review identified a number of areas for improvement in the Board’s effectiveness.

Board papers and presentations to the Board

The most common observation by Directors concerned the volume and content of information contained within Board papers, which was also linked to observations in favour of reducing the amount of time spent on presentations in Board meetings. Directors would like to receive more concise reports, highlighting important points and avoiding unnecessary volume and repetition, along with having fewer and shorter presentations.

Stakeholder feedback

Directors believe that they receive good information on regulatory and customer feedback. Several Directors would like to receive more feedback from stakeholders other than regulators and customers, including shareholders and bond holders. The views of shareholders on remuneration matters are well represented at the Remuneration Committee.

Responsible Business Committee Terms of Reference

A number of Directors suggested that the Terms of Reference of the Responsible Business Committee be reconsidered, now that it has been in operation for a full year, in order to avoid duplication of effort in areas covered by other Committees.

Non-Executive Director recruitment

While there was general agreement that the balance of skills within the Board was good, a number of Directors asked that the following experience be borne in mind for future recruitment of Directors (to supplement the experience of the current Directors in these areas): major change management; finance; accounting and data.

Some Directors mentioned the importance of maintaining, and enhancing, gender diversity in the Board.

1	Aside from assisting with senior recruitment, benchmarking and succession planning, JCA Group has no other connection to the Company.
149

CORPORATE GOVERNANCE

Progress against the 2016 internal Board effectiveness review

During the year, work focused particularly on the quality and quantity of papers and to the linkage of agenda items to the ‘Bank of the Future’ strategy. A summary of the Board’s progress against the actions arising from the 2016 effectiveness review are set out below.

	Recommendations from the 2016 evaluation	Actions taken in 2017
Links to strategy	More frequent linkage to strategy in the regular business of the Board.

 Two in-depth strategy away days held during the year;

 The programme of regular deep dives and discussion topics established in 2016 continues;

 All papers submitted to Board meetings include clear links to strategy.

Volume of Board/ Committee papers	Request from Directors to receive more concise reports with clearer signposting of the key issues.

 Executive summaries have been shortened and a brief section on debate and challenge has been included;

 Revised Board template and clear guidance in place in respect of both papers submitted to meetings and presentations given during meetings.

Conduct of Board/ Committees	Review and continue to evolve the quality and content of Board papers to ensure effective use of meetings and improve discussions.	Continued progress on focusing material and presentations on key issues for the Board.

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

In establishing and reviewing the risk management and internal control systems, the Directors carried out a robust assessment of the principal risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity, the likelihood of a risk event occurring and the costs of control. The process for identification, evaluation and management of the principal risks faced by the Group is integrated into the Group’s overall framework for risk governance. The Group is forward-looking in its risk identification processes to ensure emerging risks are identified. The risk identification, evaluation and management process also identifies whether the controls in place result in an acceptable level of risk. At Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the Group Risk Committee, Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a monthly view of the Group’s overall risk profile, key risks and management actions, together with performance against risk appetite and an assessment of emerging risks which could affect the Group’s performance over the life of the operating plan. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is provided within the risk management report on pages 45–108. The Board concluded that the Group’s risk management arrangements are adequate to provide assurance that the risk management systems put in place are suitable with regard to the Group’s profile and strategy.

Control effectiveness review

An annual control effectiveness review (‘CER’) is undertaken to evaluate the effectiveness of the Group’s control framework with regard to its material risks, and to ensure management actions are in place to address key gaps or weaknesses in the control framework. Business areas and head office functions assess the controls in place to address all material risk exposures across all risk types. The CER considers all material controls, including financial, operational and compliance controls. Senior management approve the CER findings which are reviewed and independently challenged by the Risk Division and Group Internal Audit and reported to the Board. Action plans are implemented to address any control deficiencies.

Reviews by the Board

The effectiveness of the risk management and internal control systems is reviewed regularly by the Board and the Audit Committee, which also receives reports of reviews undertaken by the Risk Division and Group Internal Audit. The Audit Committee receives reports from the Company’s auditor, PricewaterhouseCoopers LLP (which include details of significant internal control matters that they have identified), and has a discussion with the auditor at least once a year without executives present, to ensure that there are no unresolved issues of concern.

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

Continuous improvement

The Group’s Controls Frameworks are continuously improved and enhanced, addressing known issues and keeping pace with the dynamic environment. Progress continues to be made in IT, Cyber and Conduct. The 2017 CER assessment provides reasonable assurance that the Group’s controls are effective or that where control weaknesses are identified, they are subject to management oversight and action plans. The Audit Committee, in conjunction with the Board Risk Committee, concluded that the assessment process was effective and recommended them to the Board for approval.

CORPORATE GOVERNANCE

COMPLYING WITH THE UK CORPORATE GOVERNANCE CODE 2016

The UK Corporate Governance Code 2016 (the ‘Code’) applied to the 2017 financial year. The Group confirms that it applied the main principles and complied with all the provisions of the Code throughout the year. The Code is publicly available at www.frc.org.uk.

The statement by the Chairman of the Remuneration Committee and the Annual report on remuneration are set out on pages 116 and 137.

The Group has adopted the UK Finance Code for Financial Reporting Disclosure and its 2017 financial statements have been prepared in compliance with its principles.

A. Leadership

A1. The Board’s Role The Group is led by an effective, committed unitary Board, which is collectively responsible for the long-term success of the Company. The Group’s Corporate Governance Framework, which is reviewed annually by the Board, sets out a number of key decisions and matters that are reserved for the Board’s approval. Further details can be found online at www.lloydsbankinggroup.com and on page 147.

	Independent	Responsibilities
Chairman Lord Blackwell		Lord Blackwell leads the Board and promotes the highest standards of corporate governance. He sets the Board’s agenda and builds an effective and complementary Board. The Chairman leads Board succession planning and ensures effective communication with shareholders.
Executive Directors Group Chief Executive António Horta-Osório		António Horta-Osório manages and leads the Group on a day-to-day basis and makes decisions on matters affecting the operation, performance and strategy of the Group’s business. He delegates aspects of his own authority, as permitted under the Corporate Governance Framework, to other members of the Group Executive Committee. He provides leadership and direction to senior management and coordinates all activities to implement the strategy and for managing the business in accordance with the Group’s risk appetite and business plan set by the Board.
Chief Financial Officer George Culmer		Under the leadership of the Group Chief Executive, George Culmer and Juan Colombás make and implement decisions in all matters affecting operations, performance and strategy. They provide specialist knowledge and experience to the Board. Together with António Horta-Osório, George Culmer and Juan Colombás design, develop and implement strategic plans and deal with day-to-day operations of the Group. During the year Juan Colombás was appointed to the role of Chief Operating Officer in September 2017. Prior to this he served as the Group’s Chief Risk Officer.
Chief Operating Officer Juan Colombás
Non-Executive Directors Deputy Chairman and Senior Independent Director Anita Frew	As Deputy Chairman, Anita Frew would ensure continuity of chairmanship during any change of chairmanship. She supports the Chairman in representing the Board and acting as a spokesperson. She deputises for the Chairman and is available to the Board for consultation and advice. The Deputy Chairman represents the Group’s interests to official enquiries and review bodies.

As Senior Independent Director, Anita Frew is also a sounding board for the Chairman and Chief Executive. She acts as a conduit for the views of other Non-Executive Directors and conducts the Chairman’s annual performance appraisal. She is available to help resolve shareholders’ concerns and attend meetings with major shareholders and financial analysts to understand issues and concerns.
The Non-Executive Directors challenge constructively and help develop and set the Group’s strategy. They actively participate in Board decision-making and scrutinise management performance. The Non-Executive Directors satisfy themselves on the integrity of financial information and review the Group’s risk exposures and controls. The Non-Executive Directors, through the Remuneration Committee, determine the remuneration of Executive Directors.
Alan Dickinson

Simon Henry

Nick Luff [1]

Lord Lupton[2]

Deborah McWhinney

Nick Prettejohn

Stuart Sinclair

Anthony Watson[1]

Sara Weller

Company Secretary Malcolm Wood		The Company Secretary advises the Board on matters such as governance and ensures good information flows and comprehensive practical support are provided to Directors. He maintains the Group’s Corporate Governance Framework and organises Directors’ induction and training. The Company Secretary communicates with shareholders as appropriate and ensures due regard is paid to their interests. Both the appointment and removal of the Company Secretary is a matter for the Board as a whole.

1	Nick Luff and Anthony Watson resigned from the board with effect from 10 May and 11 May 2017, respectively.
2	Lord Lupton joined the Board with effect from 1 June 2017.
151

CORPORATE GOVERNANCE

A2. Division of responsibilities There is clear division of responsibility at the head of the Company, which is documented in the Group’s Corporate Governance Framework.

A3. Role of the Chairman The Chairman has overall responsibility for the leadership of the Board and for ensuring its effectiveness.

Lord Blackwell was independent on appointment.

A4. Role of the Non-Executive Directors The Board has a Senior Independent Director (‘SID’), Anita Frew, who acts as a sounding board to the Chairman and Group Chief Executive. She can be contacted by shareholders and other Directors as required. Anthony Watson served as SID until 11 May 2017.

The Non-Executive Directors challenge constructively and help develop and set the Group’s strategy.

Meetings are held between the Non-Executive Directors in the absence of the Executive Directors, and at least once a year in the absence of the Chairman.

Further information on meeting arrangements and the responsibilities of the Directors are given on pages 147–148 and 151 respectively.

B. Effectiveness

B1. The Board’s composition The balance of skills, experience, independence, and knowledge on the Board is the responsibility of the Nomination and Governance Committee, and is reviewed annually, or whenever appointments are considered.

The majority of the Board are independent Non-Executive Directors as shown on page 151.

B2. Board appointments The process for Board appointments is led by the Nomination and Governance Committee, which then makes a recommendation to the Board.

More details about succession planning can be found on page 155. More information about the work of the Nomination and Governance Committee can be found on pages 153–155.

B3. Time commitments The time commitments of the Directors are considered by the Board on appointment and annually.

The Chairman considers any new external appointments which may impact existing time commitments.

Non-Executive Directors are required to devote such time as is necessary for the effective discharge of their duties. The estimated minimum time commitment set out in the terms of appointment is 35-40 days per annum including attendance at Committee meetings. For Committee Chairmen and the SID, this increases to a minimum of 45 to 50 days. In reality, the time devoted on the Group’s business by the Non-Executive Directors is considerably more than the minimum requirements.

Executive Directors are allowed to hold no more than one Non-Executive Director role in a FTSE 100 company and may not take on the Chairmanship of such a company.

The Chairman is committed to this being his primary role, limiting his other commitments to ensure he can spend as much time as the role requires.

There are no Directors whose time commitments are considered to be a matter for concern.

B4. Training and development The Chairman leads the learning and development of Directors and the Board generally and regularly reviews and agrees with each Director their individual and combined training and development needs.

Ample opportunities, support and resources for learning are provided through a comprehensive programme, which is in place throughout the year comprising both formal and informal training and information sessions.

The Chairman personally ensures that on appointment each Director receives a full, formal and tailored induction. The emphasis is on ensuring the induction brings the business and its issues alive for the new Director, taking account of the specific role they have been appointed to fulfil and the skills/experience of the Director to date. An outline of the induction programme for Lord Lupton can be found on page 144.

Directors who take on or change roles during the year attend induction meetings in respect of those new roles.

The Company Secretary maintains a training and development log for each Director.

B5. Provision of information and support The Chairman, supported by the Company Secretary, ensures that Board members receive appropriate and timely information.

The Group provides access, at its expense, to the services of independent professional advisers in order to assist Directors in the role.

Board Committees are also provided with sufficient resources to undertake their duties.

All Directors have access to the services of the Company Secretary in relation to the discharge of their duties.

B6. Board and Committee performance and evaluation An externally facilitated performance evaluation was completed in 2015, with internally facilitated evaluations having taken place in 2016 and 2017. More information can be found on pages 149–150, along with the findings, actions, and progress made during the year.

B7. Re-election of Directors At the 2017 AGM, all Directors were subject to re-election with the exception of Anthony Watson, who stepped down after the AGM and Nick Luff, who stepped down prior to the AGM. All Directors will be standing for re-election, and in the case of Lord Lupton, election by shareholders at the 2018 AGM.

C. Accountability

C1. Financial and business reporting

Information on the Company’s business model and strategy can be found on pages 5–10.

C2. Risk management and internal control systems See page 150 for more detail regarding internal control.

The Audit Committee is responsible for the effectiveness of internal controls and the Risk Management Framework. Further information can be found on pages 156–159.

The Board Risk Committee is responsible for the review of the risk culture of the Group, setting the tone from the top in respect of risk management. Further information can be found on pages 160–162.

Confirmation that the business is a going concern can be found on page 164.

C3. Role and responsibilities of the Audit Committee The Audit Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board. Full information on the Audit Committee can be found on pages 156–159.

D. Remuneration

D1. Level and elements of remuneration Remuneration Report on pages 116–137 explains the work of the Remuneration Committee and provides full details regarding the remuneration of Directors.

E. Relations with Shareholders

E1. Shareholder engagement Details of engagements with shareholders during the year can be found on page 145.

E2. Use of General Meetings The 2018 AGM will be held on 24 May 2018. The whole Board is expected to attend and will be available to answer shareholders’ questions.

To facilitate shareholder participation, electronic proxy voting and voting through the CREST proxy appointment service are available. All votes are taken by way of a poll to include all shareholder votes cast.

A webcast of the AGM is carried out to allow shareholders who cannot attend in person to view the meeting live.

CORPORATE GOVERNANCE

NOMINATION AND GOVERNANCE

COMMITTEE REPORT

The Nomination and Governance Committee (the ‘Committee’) continued to keep under review the structure, size and composition of the Board and its Committees. At the core of the process is an ongoing assessment led by me of the collective Board’s technical and governance skill set. These assessments provide an essential analysis of the skills and experience of the Non-Executive Directors relative to the required and desirable Board competencies to help ensure that the Board continues to have an appropriate range and depth of Non-Executive skills.

As detailed in last year’s annual report and following our announcement in February 2017, Nick Luff and Anthony Watson left the Board in May 2017. These departures resulted in the positions of Senior Independent Director and Audit Committee Chairman becoming vacant. The Committee reviewed both internal and external candidates for the position of Senior Independent Director. It was subsequently agreed that Anita Frew would become the Senior Independent Director and Simon Henry would become the Chairman of the Audit Committee. Further details in respect of both of these appointments are provided below.

In addition to these changes, a thorough recruitment process was initiated and overseen by the Committee to select suitable candidates for the roles of Non-Executive Director of the Company and Chairman of Lloyds Bank Corporate Markets plc, who would provide the required skill set, experience and knowledge whilst complementing the existing Board of Lloyds Banking Group plc. As a result of this Lord Lupton was appointed to the Board in June 2017. Lord Lupton was chosen for this role as he brings not just his experience of UK banking and capital markets, but also his extensive corporate advisory experience which will be of particular value to our overall Commercial Banking activities.

During the year, the Committee dedicated a substantial part of its time to Executive succession planning, building on the progress made over the previous years. The work undertaken included additional analysis and benchmarking, which led to the establishment of development plans for identified candidates (further details can be found opposite). These were important considerations in the executive reorganisation announced in the summer.

The Group aspires to the highest standards of corporate and internal governance in accordance with the expectations of the Board, ensuring that governance is in compliance with the latest regulation. As part of this, the Board’s Diversity Policy was reviewed by the Committee during the year. The review included the consideration of aspects of new and emerging best practice and regulatory developments in the area of senior management and Board diversity. This led to amendments to the existing policy explicitly to broaden the range of diversity criteria which will be taken into consideration in future appointments. Specifically, the policy now includes race, age, gender, educational and professional background as attributes.

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

The Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. The Committee’s terms of reference can be found at www.lloydsbankinggroup.com/our-group/ corporate-governance.

Committee composition, skills and experience

To ensure a broad representation of experienced and independent Directors, membership of the Committee comprises the Chairman, the Deputy Chairman, who is also the Chairman of the Remuneration Committee and the Senior Independent Director, the Chairman of the Board Risk Committee, and the Chairman of the Responsible Business Committee. The Group Chief Executive attends meetings as appropriate.

Details of Committee membership and meeting attendance can be found on page 58.

During the year the Committee considered a number of issues relating to the Group’s governance arrangements, both internal and external. It assisted the Chairman in keeping the composition of the Board and its Committees under review and it leads the search process for nominations to the Board.

These issues are summarised on the next page.

CORPORATE GOVERNANCE

Activities during the year

	KEY ISSUES	COMMITTEE REVIEW AND CONCLUSION
Board changes and Board composition	Change in Senior Independent Director and Audit Committee Chairman	Anita Frew as Senior Independent Director – The Committee considered a range of external and internal candidates for this position (the external candidates were sourced by JCA Group1), and agreed that Anita’s significant board, financial and investment management experience, including as a Senior Independent Director, made her ideally suited to take on the role.
Simon Henry as Audit Committee Chairman – Simon had been a member of the Audit Committee since June 2014, and the Committee agreed that his background and experience enable him to fulfil the role of Audit Committee Chairman and for SEC purposes the role of Audit Committee financial expert.
	New Non-Executive Director	The external search firm JCA Group provided an extensive list of candidates. The Committee selected and shortlisted candidates, interviews were carried out with various members of the Board, and the process resulted in the appointment of Lord Lupton to the Board in June. Details of Lord Lupton’s induction are provided on page 144.
	Structure and composition of the Board	From the ongoing assessment of the Board members, the Chairman creates a skills matrix which the Committee uses to track the Board’s strengths and identify gaps in the desired collective skills profile of Board members, giving due weight to diversity in its broadest sense. Recommendations are made to the Board as appropriate.
Succession planning	Developing the succession plans for senior management, and establishing and agreeing development plans.	During the year, the Committee, led by the Chairman, reviewed the succession plans for key senior management roles. Full details of the process are provided on the next page.
Lloyds Bank Corporate Markets plc	Formation of Lloyds Bank Corporate Markets plc, including the establishment of the Board and its governance structures.	In addition to the appointment of Lord Lupton as Chairman of the new bank, the Committee also oversaw the selection of the Board members. This involved shortlisting external candidates for the position of independent non-executive directors with the help of an external recruitment provider, Russell Reynolds[1], meeting with the candidates on a one-to-one basis and reviewing both the individuals and overall composition of the new board before making recommendations to the Group Board. In addition to the composition of the board, the Committee has also reviewed the governance framework, including the Terms of Reference of the preparatory board. The preparatory board preceded the formation of the operating board, and was established by the Group board to oversee the establishment of the company, board and structure.
Annual effectiveness review	Performance of the annual effectiveness review of the Board and its Committees.	During the year, the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review. Full details of the review can be found on pages 149–150.
Governance	The Committee oversees various aspects of corporate governance, and during the year, the key activities included the following:

 Annual review of the Corporate Governance Framework

 Helping to establish governance for the non ring-fenced bank, including agreeing the Terms of Reference to the non ring-fenced bank preparatory board

 Annual review of the share dealing policy for Directors and GEC

 Received reports from the Chairman on communications with shareholders

 Approved the appointment of Trustees to the Bank’s Foundations

 Reviewed and proposed a training schedule for Non-Executive Directors

 Received governance reports from the Company Secretary detailing updates and changes to regulation and best practice

Diversity	The Board Diversity Policy was reviewed by the Committee during the year.	In addition to the changes noted in the Chairman’s letter on page 139, Board appointments must also take into account independence and knowledge in addition to specific skills and experience to ensure a diverse Board composition. The full Diversity Policy can be found at www.lloydsbankinggroup.com.
Independence and time commitments	A review as to whether Non-Executive Directors were demonstrably independent and free of relationships and other circumstances that could affect their judgement.	The Committee conducted a review of the role, including capabilities and time commitment of all the Directors of the Company. This review was undertaken with reference to the individual performance and conduct in reaching decisions. It also took account of any relationships that had been disclosed. Based on its assessment for 2017, the Committee is satisfied that, throughout the year, all Non-Executive Directors remained independent as to both character and judgement. All Directors were considered to have appropriate roles, including capabilities and time commitments.
Training	A review of the Group’s approach to the training of Non-Executive Directors.	In addition to the existing methods of training for the Directors, the Board accepted a recommendation from the Committee that Non-Executive Directors should be provided with a mandatory training programme, ideally available online, based on relevant core modules which are part of the mandatory training programme undertaken by all colleagues. Members of the Committee are currently testing training modules and will feedback comments to the Committee in spring 2018 before it is considered for roll-out to the rest of the Board.
1 Aside from assisting with senior recruitment, benchmarking and succession planning, JCA Group, Russell Reynolds, Egon Zehnder and YSC Consulting have no other connection to the Company.
154

CORPORATE GOVERNANCE

Succession planning in detail

Good succession planning contributes to the delivery of the Group’s strategy by ensuring the desired mix of skills and experience of Board members now and in the future. The Board is also committed to recognising and nurturing talent within executive and management levels across the Group to ensure the Group creates opportunities to develop current and future leaders. The role of succession planning in promoting diversity is recognised and the Group has a range of policies which promote the engagement of under-represented groups within the business in order to build a diverse talent pipeline.

The Company continues to review and identify potential future executive talent and during the year the following activities were undertaken to develop the talent pipeline further:

Assessment of potential candidates for senior management positions undertaken by the Group Chief Executive with the Chairman, using a range of criteria and benchmarking (facilitated by executive search and board consulting firm Egon Zehnder1). Details of assessment criteria are provided below. External candidates were identified by executive search firm, JCA Group to provide a reference benchmark and identify where recruitment might be required.
Assessments were discussed by the Committee, also taking into consideration discussions with the Non-Executive Directors.
Individual development plans established for each internal candidate, and validated with individuals.
Development actions commenced.
Evidenced progress against the development plans reported to the Committee and PRA in the third quarter.

Assessment of candidates

Each of the potential candidates for senior management positions was assessed by the Group Chief Executive and Chairman using the following criteria with input from Egon Zehnder by way of competency, psychometric and potential assessments and market benchmarking, and in the case of non-GEC members, also with further input from YSC Consulting1 (a premier leadership consultancy), who use a biographical assessment methodology. The results were then discussed and reviewed by the Nomination and Governance Committee and subsequently in a meeting with all Non-Executive Directors.

Assessment Criteria

Leadership:	Breadth of banking experience:
Strategy	Retail
People	Commercial
Delivery	Treasury/Capital
Judgement/values	Insurance
Technology
Governance experience:	Personal:
Board	Drive
Investor	Resilience

Candidates were scored from 1 to 5 for each of the above categories, being 5 (very strong versus requirements), 3 (average – not a distinctive strength) and 1 (weakness/development needed).

Board Diversity Policy

The Board Diversity Policy sets out the Board of Lloyds Banking Group’s approach to diversity and provides a high level indication of the Board’s approach to diversity in senior management roles which is governed in greater detail through the Group’s policies.

The Board places great emphasis on ensuring that its membership reflects diversity in its broadest sense. A combination of demographics, skills, experience, race, age, gender, educational and professional background and other relevant personal attributes on the Board is important in providing the range of perspectives, insights and challenge needed to support good decision making.

New appointments are made on merit, taking account of the specific skills and experience, independence and knowledge needed to ensure a rounded Board and the diversity benefits each candidate can bring to the overall Board composition.

Objectives for achieving Board diversity may be set on a regular basis. On gender diversity the Board has a specific target to maintain at least three female Board members and, recognising the emerging target for FTSE companies to move towards 33 per cent female representation, to take opportunities to increase the number of female Board members over time where that is consistent with other skills and diversity requirements.

The Board also places high emphasis on ensuring the development of diversity in the senior management roles within the Group and supports and oversees the Group’s objective of achieving 40 per cent of senior roles held by female executives by 2020, along with other metrics which promote the engagement of other under-represented groups within the business. This is underpinned by a range of policies within the Group to help provide mentoring and development opportunities for female executives and to ensure unbiased career progression opportunities. Progress on this objective is monitored by the Board and built into its assessment of executive performance.

A copy of the Board Diversity Policy is available on our website at www.lloydsbankinggroup.com/responsible-business.

Female representation on the Board is currently 25 per cent (based on three female directors and nine male directors).

CORPORATE GOVERNANCE

AUDIT COMMITTEE REPORT

It was both an honour and a pleasure to take on the role as Chairman of the Audit Committee (the ‘Committee’) in May 2017, and I would like to record my thanks and recognition to Nick Luff for his excellent performance in this role in the preceding four years, on behalf of the Board and the Company.

2017 was a year of significant change and challenge for the Committee. In addition to welcoming Lord Lupton to the Committee we saw the establishment and embedding of new leadership in the internal audit function, and the first full calendar year of the new senior partner for external audit. The Committee oversaw the preparation for various new accounting standards and regulatory requirements, including IFRS 9 ‘Accounting for financial instruments’, and the structural ring-fencing of relevant activities within the Bank.

Over half of the Committee’s time is typically spent on financial reporting and integrity of information provided to external parties. In 2017 we focused on assessing judgements and outcomes relating to conduct issues, credit performance and various material accounting issues and changes. The latter included the completion and integration of the acquisition of the MBNA credit card business.

In particular we reviewed provisions for payment protection insurance (PPI), costs and provisions which had exceeded £18 billion by the end of the year. While PPI itself will be finalised as an issue by mid-2019, the Committee will continue to focus on both legacy and emerging conduct issues as a matter of priority.

The external environment for the Bank remains challenging from both a regulation and competition perspective. As a result the Bank is in the process of transforming its business model and ways of working, primarily through increasing digitisation of all its activities. This creates both risk and opportunity for financial reporting and internal controls, and the Committee has already spent significant time considering the implications of this significant level of change.

I am pleased to be able to report a successful conclusion to the planned transformation of the Group Internal Audit function, and during the year we carried out a thorough independent external quality assessment of the function. This review noted the scale and pace of improvement and also provided important recommendations on the application of best practice. These have been incorporated in the future audit plan and in providing a fit for purpose approach for audit in the rapidly changing environment.

This report covers in more detail how the Committee operates and the issues on which we focused. Noting the environment in which we operate I am pleased to be able to report that in the opinion of the Audit Committee, your Company has met its obligations for financial reporting and disclosure and that the internal control framework is both effectively designed and operated.

Simon Henry

Chairman, Audit Committee

Committee purpose and responsibilities

The purpose of the Committee is to monitor and review the Group’s financial and narrative reporting arrangements, the effectiveness of the internal controls (including over financial reporting) and the risk management framework, whistleblowing arrangements and each of the internal and external audit processes, including the statutory audit of the consolidated financial statements and the independence of the statutory auditor.

The Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. A full list of responsibilities is detailed in the Committee’s terms of reference, which can be found at www.lloydsbankinggroup.com/ our-group/corporate-governance. In satisfying its purpose, the Committee undertakes the functions detailed within Disclosure and Transparency Rule 7.1.3R.

During the year the Committee considered a number of issues relating to the Group’s financial reporting, these issues are summarised on the next page, including discussion of the conclusions the Committee reached, and the key factors considered by the Committee in reaching its conclusions.

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

All members of the Committee are independent Non-Executive Directors with competence in the financial sector and their biographies can be found on pages 113–115. With effect from 1 July 2017 the Committee welcomed Lord Lupton, who brings extensive financial experience. Simon Henry is a Chartered Global Management Accountant and has extensive knowledge of financial markets, treasury, risk management and international accounting standards. He is a member having recent and relevant financial experience for the purposes of the UK Corporate Governance Code and is the Audit Committee financial expert for SEC purposes. The members of the Committee keep their skills up to date with Board deep dives and scheduled Audit Committee training. The focus of specific Audit Committee training this year has been on IFRS 9.

During the course of the year, the Committee held separate sessions with the internal and external audit teams, without members of the executive management present. For details of how the Committee was run, see page 147.

Annually the Committee undertakes an effectiveness review. The review forms part of the Board evaluation process with Directors being asked to complete parts of the questionnaire relating to the Committees of which they were members. The findings of the review were considered by the Committee at its January meeting followed up with telephone calls from the Audit Committee chairman with each of the Committee members. On the basis of the evaluation the feedback was that the performance of the Committee continues to be effective.

Whilst the Committee’s membership comprises the Non-Executive Directors noted on page 141, all Non-Executive Directors may attend meetings as agreed with the Chairman of the Committee. The Group Financial Controller, Chief Internal Auditor, the external auditor, the Group Chief Executive, the Chief Financial Officer, the Chief Risk Officer and the Chief Operating Officer also attend meetings of the Committee as appropriate. Details of Committee membership and meeting attendance can be found on page 141.

CORPORATE GOVERNANCE

Financial reporting

During the year, the Committee considered the following issues in relation to the Group’s financial statements and disclosures, with input from management, Group Internal Audit and the external auditor:

Activities for the year
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

During the year the Group provided a further £1,300 million to cover further operating costs and redress. To 31 December 2017, the Group has provided a total of £18,675 million in respect of PPI mis-selling redress and administration costs.

The Committee continued to challenge the assumptions made by management to determine the provision for PPI redress and administration costs. The Committee oversaw continued use of sensitivities reflecting the uncertainty that remains around the ultimate cost of PPI redress.

The Committee reviewed management’s assessment of the potential impact of the Financial Conduct Authority’s (‘FCA’) Policy Statement which confirmed a two month extension to the industry deadline (now August 2019) for consumers to make their PPI complaints, and on the potential impact of the Plevin case. In the second half of the year, consideration was given to the application for a Judicial Review in relation to the FCA’s policy statement that introduced both the August 2019 industry deadline and the concept that an undisclosed commission in excess of 50 per cent of the premium would give rise to an unfair relationship under the Consumer Credit Act. The Committee also reviewed management’s assessment of the start of the related FCA media campaign.

The Committee concluded that the provision for PPI redress and the Group’s external disclosures were appropriate. The disclosures relating to PPI are set out in note 37: ‘Other provisions’ on page F-51 of the financial statements.

Other conduct provisions	The Group has also made provisions totalling £865 million in respect of other conduct matters, including £245 million for packaged bank accounts; £245 million for secured and unsecured arrears handling activities; and £100 million in respect of HBOS Reading, all largely reflecting issues caused prior to the implementation of the Group’s Conduct Strategy in 2013.

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

The Committee has reviewed management’s assessment of the compensation expected to be paid to a number of customers of the HBOS Impaired Assets Office based in Reading for economic losses, ex-gratia payments and distress and inconvenience following the conviction of two former HBOS employees.

The Committee was satisfied that the provisions for other conduct matters were appropriate. The disclosures relating to other conduct provisions are set out in note 37: ‘Other provisions’ on page F-51 of the financial statements.

Ring-fencing	The Committee discussed the accounting and control implications of the Government’s structural reform programme (‘ring-fencing’).	The Committee discussed the accounting considerations for the planned transfer of assets and liabilities from Lloyds Bank plc and its subsidiaries to the Group’s non ring-fenced bank. The issues considered included the effect of transactions between entities under common control, hedge accounting and the impact of applying the ‘hold to collect’ business model under IFRS 9. The Committee also considered specific financial control risks associated with the implementation of ring-fencing and the risk management framework being implemented to mitigate these risks.
Allowance for impairment losses on loans and advances	Determining the appropriateness of impairment losses requires the Group to make assumptions based on management judgement.

The Committee challenged the level of provisions made and the assumptions used to calculate the impairment provisions held by the Group.

The Committee was satisfied that the impairment provisions were appropriate. The disclosures relating to impairment provisions are set out in note 51: ‘Financial risk management’ on page F-78 of the financial statements. The allowance for impairment losses on loans and advances to customers at 31 December 2017 was £2,201 million (31 December 2016: £2,412 million).

Recoverability of the deferred tax asset	A deferred tax asset can be recognised only to the extent that it is recoverable. The recoverability of the deferred tax asset in respect of carry forward losses requires consideration of the future levels of taxable profit in the Group.

The Committee considered the recognition of deferred tax assets, in particular the forecast taxable profits based on the Group’s operating plan, the split of these forecasts by legal entity and the Group’s long-term financial and strategic plans. The assessment also included the impact of the changes in Group structure that will be made to comply with ring-fencing requirements.

The Committee agreed with management’s judgement that the deferred tax assets were appropriately supported by forecast taxable profits, taking into account the Group’s long-term financial and strategic plans. The disclosures relating to deferred tax are set out in note 36: ‘Deferred tax’ on page F-49 of the financial statements. The Group’s deferred tax asset at 31 December 2017 was £2,284 million (31 December 2016: £2,706 million).

One-off transactions	Determining the appropriate accounting for certain one-off transactions requires management to assess the facts and circumstances specific to each transaction.	The sale of Vocalink was considered by the Committee during the year. The Committee reviewed the accounting proposed by management and was satisfied that it was appropriate.

CORPORATE GOVERNANCE

	KEY ISSUES	COMMITTEE REVIEW AND CONCLUSION
Uncertain tax positions	The Group has open tax matters which require it to make judgements about the most likely outcome for the purposes of calculating its tax position.

The Committee took account of the respective views of both management and the relevant tax authorities when considering the uncertain tax positions of the Group. The Committee also understood the external advice obtained by management to support the views taken.

The Committee was satisfied that the provisions and disclosures made in respect of uncertain tax positions were appropriate. The relevant disclosures are set out in note 47: ‘Contingent liabilities and commitments’ on page F-62 of the financial statements.

Retirement benefit obligations	The Group must make both financial and demographic assumptions of a judgemental nature to determine the value of the defined benefit obligation.

The Committee considered the assumptions underlying the calculation of the defined benefit liabilities. The most critical assumptions reviewed were in respect of the mortality assumptions, inflation and the discount rate, which have been updated to reflect the Group’s recent experience, the latest CMI mortality tables and the results of the latest full actuarial review of the Group’s main schemes.

The Committee was satisfied that the Group’s quantitative and qualitative disclosures made in respect of retirement benefit obligations are appropriate. The relevant disclosures are set out in note 35: ‘Retirement benefit obligations’ on page F-44 of the financial statements. The defined benefit obligation at 31 December 2017 was £44,384 million (31 December 2016: £45,822 million).

MBNA acquisition	The Group completed its acquisition of MBNA on 1 June 2017.	The Committee reviewed a summary of the key assumptions underlying the fair value adjustments made by management to the acquired MBNA assets and liabilities. The Committee was satisfied with the key assumptions made. The disclosures relating to the acquisition are set out in note 22: ‘Acquisition of MBNA Limited’ on page F-35 of the financial statements.
Value-In- Force (VIF) asset and insurance liabilities	Determining the value of the VIF asset and insurance liabilities is judgemental and requires economic and non-economic actuarial assumptions.

The Committee challenged the economic and non-economic actuarial assumptions made by management which underpin the calculation of the VIF asset and the insurance liabilities. The most significant assumptions were in respect of annuitant mortality, workplace pension persistency and expenses. The annuitant mortality assumptions were updated to recognise recent experience and for the latest industry improvement model; the assumptions for workplace pension persistency were updated to reflect the introduction of new pension freedom; and the Group’s expense assumption was updated to reflect new outsourcing arrangements.

The Committee was satisfied that the value of the VIF asset and insurance liabilities were appropriate. The VIF asset at 31 December 2017 was £4,839 million (31 December 2016: £5,042 million). The disclosures are set out in note 24: ‘Value of in-force business’ on page F-36 and note 31: ‘Liabilities arising from insurance contracts and participating investment contracts’ on page F-40 of the financial statements. The liability arising from insurance contracts and participating investment contracts at 31 December 2017 was £103,413 million (2017: £94,390 million).

IFRS 9	The Committee has devoted a substantial amount of time to understanding and challenging management on its IFRS 9 implementation programme. The Group adopted IFRS 9 on 1 January 2018.

The Committee has been briefed on the Group’s IFRS 9 implementation programme throughout 2017 and in prior years and held a session dedicated to IFRS 9 in October 2017. IFRS 9 has three critical elements: classification and measurement, impairment, and hedging. The Group has not adopted the hedging rules within IFRS 9 at 1 January 2018 (a permitted option) and, accordingly, the Committee’s focus has been on classification and measurement, and impairment.

The Committee has received regular updates facilitating detailed discussion and challenge, including a dedicated extended session to review the key decisions taken by management to implement IFRS 9. During these updates, the Committee has discussed the Group’s processes to assess the classification and impairment of its financial assets; the proxies and simplifications used in the data for the models, noting the Model Governance Committee’s approval of the integrity, adequacy and methodology of the Group’s critical models; the estimated financial and capital impact (including the Group’s approach to the transitional arrangements); the industry-wide concerns raised by the PRA and the Group’s response to these concerns; the key methodology decisions made by management; and the changes to the Group’s key controls and governance.

Other accounting standards	The Committee has discussed the requirements of IFRS 15 (Revenue), which the Group adopted on 1 January 2018, and IFRS 16 (Leases), which the Group expects to adopt on 1 January 2019.

The Committee discussed the Group’s approach to the new revenue standard (IFRS 15). The standard does not apply to transactions that are accounted for in accordance with IFRS 9 and, as a result, the impact on the Group is not significant.

IFRS 16, the new leasing standard, is not effective until 1 January 2019. The main impact on the Group will be on its property leases which will move ‘on-balance sheet’. The Group will recognise a right of use asset and a corresponding liability. The Committee has discussed the Group’s progress on its implementation plans for the standard during 2017 and will continue to discuss the Group’s plans and the impact of the standard on the Group during 2018.

CORPORATE GOVERNANCE

Other significant issues

The following matters were also considered by the Committee during the year:

Risk management and internal control systems

Full details of the internal control and risk management systems in relation to the financial reporting process are given within the risk management section on pages 45–108. Specific matters that the Committee considered for the year included:

 the effectiveness of systems for internal control, financial reporting and risk management;

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

Group Internal Audit

In monitoring the activity, role and effectiveness of the internal audit function and their audit programme the Committee:

 monitored the effectiveness of Group Internal Audit and their audit programme through quarterly reports on the activities undertaken and a report from the Quality Assurance function within Group Internal Audit;

 approved the annual audit plan and budget, including resource and reviewed progress against the plan through the year;

 oversaw the performance of an External Quality Assessment in line with CIIA standards and reviewed the findings and recommendations;

oversaw the process for the appointment of the Chief Internal Auditor; and

 considered the major findings of significant internal audits, and management’s response.

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

Auditor independence and remuneration

Both the Board and the external auditor have safeguards in place to protect the independence and objectivity of the external auditor. The Committee continues to operate a policy approved during 2016, and amended in 2017 to regulate the use of the auditor for non-audit services to ensure compliance with the revised Ethical Standards for Auditors from the Financial Reporting Council (FRC).

In order to ensure the objectivity and independence of the external auditor, the policy sets a financial threshold above which all non-audit services provided by the external auditor must be approved in advance by the Committee, with additional provision made for the approval of non-material services which are below the threshold by certain members of senior management. The policy further formalises within the Group the restriction on the provision of non-audit services by the external auditor which the FRC considers to be prohibited.

The total amount of fees paid to the auditor for both audit and non-audit related services in 2017 is disclosed in note 11 to the financial statements on page F-24.

External auditor

The Committee oversees the relationship with the external auditor. During the year, the Committee considered the auditor’s terms of engagement (including remuneration), its independence and objectivity and approved the audit plan (including methodology and risk identification processes). Mark Hannam has been PwC’s senior statutory audit partner for the Group and the Company since the beginning of 2016, and attends all meetings of the Committee.

The Committee also considered the effectiveness and performance of the auditor and the audit process.

The process was largely based on an assessment of responses received to a questionnaire from the Chairman of the Audit Committee and business areas as well as Finance, Risk, Legal and Group Internal Audit. The Committee considered also the FRC’s Audit Quality Inspection Report published in June 2017. Following review of the feedback from the process the Committee concluded that it was satisfied with the auditor’s performance and recommended to the Board a proposal for the re-appointment of the auditor, to be approved at the Company’s AGM.

Statutory Audit Services compliance

The Company and the Group confirm compliance with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 for the year to 31 December 2017.

PwC has been auditor to the Company and the Group since 1995, having previously been auditor to certain of the Group’s constituent companies. PwC was re-appointed as auditor with effect from 1 January 2016 following a tender process conducted in 2014 in respect of the audit contract for the 2016 financial year. There will be a mandatory rotation for the 2021 audit, and a competitive tender process will be conducted in advance of this time, if not earlier.

CORPORATE GOVERNANCE

BOARD RISK COMMITTEE REPORT

I am pleased to report on how the Board Risk Committee (the ‘Committee’) has discharged its responsibilities throughout 2017.

The Committee has continued to give detailed consideration to existing and emerging risks, through a balanced agenda which ensures sufficient focus on standing areas of risk management, together with specific attention being given to those emerging risks which are considered to be of ongoing importance to the Group and its customers. During the year, the Committee continued to make use of dedicated sub-committees to focus on particular areas, such as IT resilience and cyber security, where the dynamic nature and significance of related risks and challenges continues to evolve.

Focus has also been given to the successful execution of a number of significant regulatory change programmes, proactive identification and resolution of conduct issues, and the challenges and opportunities arising from the introduction of open banking and the second Payment Services Directive. Increasing levels of UK consumer indebtedness were also reviewed, and whilst overall controls were found to be robust, with management actions being taken to increase risk mitigation and to minimise customer detriment; close monitoring will continue into 2018. Progress across each of these areas will be a key ongoing focus for the Committee during 2018.

The environment within which the Group operates continues to be subject to considerable change. Uncertainties, including the EU Exit and wider geo-political risks continue to provide challenges, and the Committee will continue to monitor developments and any associated impact on the Group’s risk profile.

The Committee has concluded that the Group continues to have strong discipline in the management of both emerging and existing risks, and the Committee’s work continues to help support the Group in achieving its core aim of operating as a safe, low risk bank.

Alan Dickinson

Chairman, Board Risk Committee

Committee purpose and responsibilities

The purpose of the Committee is to review the risk culture of the Group, setting the tone from the top in respect of risk management. The Committee is also responsible for ensuring the risk culture is fully embedded and supports at all times the Group’s agreed risk appetite, covering the extent and categories of risk which the Board considers as acceptable for the Company.

In seeking to achieve this, the Committee assumes responsibility for monitoring the Group’s Risk Management Framework, which embraces risk principles, policies, methodologies, systems, processes, procedures and people. It also includes the review of new, or material amendments to risk principles and policies, and overseeing any action resulting from material breaches of such policy.

More details on the Group’s wider approach to risk management can be found in the risk management section on pages 45–108. Full details of the Committee’s responsibilities are set out in its terms of reference, which can be found at www.lloydsbankinggroup.com/our-group/corporate-governance

Committee composition, skills, experience and operation

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

All Non-Executive Directors are members of the Board Risk Committee. The Chief Risk Officer has full access to the Committee and attends all meetings. The Chief Internal Auditor and members of the Executive also attend meetings, as appropriate.

During the year the Committee met its key objectives and carried out its responsibilities effectively. Details of Committee membership and meeting attendance can be found on page 141.

As the most senior risk committee in the Group, the Committee interacts with other related risk committees, including the Group Risk Committee. Such interaction assists with the agenda planning process, where in addition to annual agenda planning, matters considered by the Group Risk Committee are reviewed to ensure escalation of all relevant matters to the Board Risk Committee.

Matters considered by the Committee

Over the course of the year the Committee considered a wide range of risks facing the Group, both standing and emerging, across all key areas of risk management, in addition to risk culture and risk appetite, as noted above.

As part of this review, certain risks were identified which required further detailed consideration. Set out on the following pages is a summary of these risks, with an outline of the material factors considered by the Committee, and the conclusions which were ultimately reached.

During 2017, the Committee continued to utilise established sub-committees to provide additional focus on Financial Markets, IT Resilience & Cyber, and Stress Testing & Recovery Planning. These sub-committees enable members of the Committee to dedicate additional time and resource to achieving a more in-depth understanding of the topics covered, and enable further review and challenge of the associated risks.

CORPORATE GOVERNANCE

Activities during the year

	KEY ISSUES	COMMITTEE REVIEW AND CONCLUSION
IT and cyber risk	A resilient IT environment is critical to providing reliable services to our customers and enabling sustainable growth. The dynamic cyber risk and the potential for external attacks threatens the confidentiality and integrity of electronic data or the availability of systems. These are key risks for the Group and a central area of focus for the Committee.

Given the dynamic nature and significance of IT and cyber risks, the Board Risk Committee sub-committee on IT resilience and cyber continues to enable more in depth consideration of these risks to the Group. During the year, the sub-committee gave consideration to a wide range of issues including enhanced assurance for cyber critical third parties, cyber and IT controls, Technology Resilience and Cyber Programme updates, Cyber Strategy, and roles and responsibilities of the Chief Security Officer. Alongside this an advisory panel comprised of external industry experts provides the sub-committee with an external view of current and evolving industry wide cyber security threats, challenges and developments.

Conclusion: Whilst there have been significant improvements in cyber capability and the Group is within Board risk appetite in relation to its industry benchmark, the Committee will continue to challenge the Group to further improve its ability to mitigate and respond to cyber risk. Technology resilience will also remain a key focus for 2018 as the Group continues to invest in its infrastructure.

Strategy execution risk	The Committee recognises the risks associated with an extensive discretionary and regulatory change agenda. Assessments have been performed to establish achievability of its plans whilst new metrics will be introduced for ongoing risk monitoring and management.

In order to maintain and enhance the Group’s strategic position, it continues to invest in new initiatives and programmes. The Group acknowledges the challenges faced with delivering this strategy alongside the extensive regulatory and legal change agenda whilst additionally enhancing systems and controls. In the development of the strategy, the Group considers these demands against the capacity of the organisation to ensure successful delivery for both customers and shareholders.

Conclusion: Whilst initial planning has been undertaken to satisfy the Board that the Group can deliver against its planned change objectives, new metrics are being introduced to enable effective performance monitoring, risk management and the assessment of delivery challenges including subject matter capacity and capability. These risk metrics will be managed across the Group but reported to Board on a regular basis.

Regulatory and legal risk	Managing regulatory risk continues to be a key focus within the Group due to the significant amount of highly complex and interdependent regulatory reform that we have had to manage.

The Committee continues to focus on ensuring we have effective controls and oversight to comply with existing regulatory obligations. The Committee has also been focused on overseeing the successful execution of a number of significant, complex and interdependent regulatory change programmes including ring-fencing, EU General Data Protection Regulation, Payment Services Directive II (PSD2), Markets in Financial Instruments Directive II, and the Basel Committee on Banking Supervision (BCBS 239). Given the significance of ring-fencing, monthly programme reporting has been presented to Board and due consideration given to governance and compliance within the ring-fenced bank.

Conclusion: The Group has placed significant focus on ensuring compliance with these complex regulatory changes. Regulatory risk will remain a key area of focus for the Committee in 2018 given the importance of complying with our regulatory obligations.

Operational risk	Managing operational risk continues to be a key focus within the Group due to the complexity and volume of change, the Group’s IT infrastructure, cyber risk, and reliance on third party suppliers.

The Committee continues to focus on ensuring the Group has an effective framework for managing operational risk, including enhancing the use of key risk and control indicators and scenarios. The Committee has considered a number of reports in relation to the operational risk framework, cyber, IT resiliency, user access management and Cloud computing.

Conclusion: The Group has made progress in enhancing its management of operational risk. The Group will continue to focus on enhancing the maturity of its operational risk framework to ensure it is proactive, forward looking and effective in managing the 21st century risks in a digital world, including execution, model, cyber/IT and third party risk.

Conduct risk	The Committee continues to focus closely on the Group’s management of conduct risk.

Throughout 2017, the Committee has considered reports on the proactive identification and resolution of conduct issues which directly impact customers (customer conduct risks) and those which can undermine market integrity (market conduct risks). The pace and quality of remediation remained a focus, including root cause analysis to establish lessons learned and help prevent similar issues in the future. Consideration was also given to the conduct risks associated with the treatment of customers in vulnerable circumstances, with a particular focus on those in financial difficulties. In addition the Committee continues to consider developments in the Group’s conduct culture as well as reports on rectification programmes, complaints and conduct risk appetite metric performance.

Conclusion: Whilst good progress has been made in 2017, to continue embedding the Group’s conduct strategy initiatives into business as usual, ongoing improvement in the Group’s conduct risk profile will remain a priority for the Group in 2018 and will continue to be a subject of focus for the Committee.

Consumer lending indebtedness	The Committee reviewed key metrics for the motor finance, credit cards, personal loan and personal current account overdraft portfolios to understand the risks associated with persistent indebtedness.

The macroeconomic and market context was reviewed to ensure understanding of the key drivers of increased consumer lending; this included an examination of the overall market growth in consumer lending, changes in indebtedness, a comparison to pre-crisis levels and a review of the growth rate of each consumer credit product within the portfolio. The key macroeconomic drivers of credit losses including the specific impact of debt to income were also reviewed. Underwriting standards, credit quality and the programme of ongoing improvements to strengthen indebtedness and affordability controls were assessed to ensure that risk appetite for the consumer lending portfolios remains appropriate.

Conclusion: Regular monitoring continues to assist the Committee in its assessment of indebtedness of the consumer lending portfolios, with management continuing to take action to mitigate potential risks associated with increased indebtedness and to continue to review the appropriate treatment of vulnerable customers.

CORPORATE GOVERNANCE

	KEY ISSUES	COMMITTEE REVIEW AND CONCLUSION
Data risk	The Committee continues to focus on the Group’s risks associated with data management, including governance, control and privacy.

Given the increase in data regulation, data remains a key risk for the Group and remains a critical area of focus for the Group’s regulators. The Committee has monitored and reviewed the risks associated with the introduction of PSD2, including the need to ensure there is appropriate control and ownership of data as the use of Third Party Providers (TPPs) becomes more prevalent. With the introduction of GDPR, the Committee has overseen actions within the Group to ensure clear control and management of customer data, including assessing its accuracy and how it’s used. It is increasingly important for the Committee to ensure the Group has effective controls in place to manage any potential data breaches, including a defined escalation route to the FCA and the ICO.

Conclusion: The Group continues to enhance the controls required to manage the data environment effectively, whilst the Committee ensures the necessary risk oversight of the delivery of required regulatory changes relating to data.

UK Secured and buy-to-let	Reviews were undertaken of the risks associated with the UK residential interest only portfolio and the Group’s participation in the buy-to-let segment.

In reviewing the UK Secured portfolio, specific consideration was given to the risks associated with maturing residential interest only mortgages. The Committee reviewed repayment rates, in-life and past-term customer engagement and treatment strategies, credit risk performance including debt-to-value ratios, and the Group’s risk appetite for future originations.

The Group’s participation in the buy-to-let segment was also reviewed, including the design and implementation of underwriting changes in response to taxation changes and new supervisory standards for portfolio landlords.

Conclusion: The Committee continues to monitor closely trends in the residential interest only portfolio and the progress of management’s initiatives to further enhance customer treatment. The Committee was satisfied that additional underwriting controls within buy- to-let provided adequate safeguards to support continued participation in line with the Group’s risk appetite limits.

Open banking and payments	Open banking and PSD2 present strategic and operational challenges as well as opportunities and is a central area of focus for the Group.

The UK payments landscape is experiencing a period of unprecedented change. Open banking, mandated by the Competition Markets Authority, will allow TPPs to offer new services through Application Process Interface technology, providing customers with alternative means of access to their bank accounts (governed by explicit customer consent). PSD2 classifies these TPPs as Account Information Service Providers and Payment Initiation Service Providers. The aim of these changes is to promote competition and enhance customer choice. The changes create a number of key risks including (but not limited to) security risk, data risk and fraud risk as sensitive and confidential customer information is shared more widely than current practice. The Group is alert to the potential new vectors for fraud and risks to consumers flowing from these channels, particularly in relation to data security. Additional controls and mitigations have been developed. The Committee received updates throughout 2017 through the consolidated risk report regarding the requirements of the legislation and how the Group is planning to achieve compliance.

Conclusion: Initial legislative changes required compliance in January 2018 and further regulatory requirements will come into force by the third quarter of 2019 (when strong customer authentication becomes mandatory). The Committee will continue to review progress throughout 2018 as further developments are delivered by the Group-wide programme.

EU exit	Negotiations are on-going to determine the terms of the UK’s exit from the EU. The uncertainty regarding the timing and the process itself could affect the outlook for both the UK and global economy.

The key risks for the Group include adverse movements and volatility in Financial Markets, impact on our customer credit profiles and the ability to operate cross border. When reviewing the possible impacts of the EU exit, the Committee has given consideration to the Group’s strong UK focus and UK-centric strategy. The Committee continues to review the effectiveness of risk management across the Group and the actions taken to better understand the impact on our customers, as well as close monitoring of positions in Financial Markets. These actions not only include continued support to all our customers, but in addition the Group has ensured our Commercial Banking customers consider their relevant trading and financial impacts.

Conclusion: The EU exit plans continue to be closely monitored by the Committee via a suite of early warning indicators and risk mitigation plans, including the possible loss of passporting arrangements into Europe.

Residual value risk in Motor Finance portfolio	Residual value risk of motor finance businesses was monitored over the year.

Consideration was given to new car registrations, used vehicle prices and provision adequacy in the context of Group exposure to residual value risk in the growing motor finance businesses. The Committee also monitored exposure to residual value risk via risk appetite.

Conclusion: Residual value risk exposure continues to perform in line with appetite and the Committee will continue to closely monitor trends in the used car market and automotive sector as a whole.

Model risk	The Committee recognises the importance of the Group Executive and the Board holding a strong understanding of the Group’s models, their associated risks and performance.

The Committee discussed, during the year, the current model landscape, trends in performance and actions being taken to resolve material model issues. The Committee considered regulatory impacts and the action being taken by the Group as well as benchmarking the Group’s approach to the industry.

Conclusion: Whilst good progress was made in 2017, the demand for models and model related activity is expected to increase, with key drivers being the Group strategy and the need for increased automation and analytics as well as increasing regulatory demands. There will be an increased focus by the Committee in 2018 on model risk management to address these challenges.

CORPORATE GOVERNANCE

RESPONSIBLE BUSINESS COMMITTEE REPORT

Doing business responsibly is central to our purpose to Help Britain Prosper, and supports our strategy to be a low risk, customer focused bank.

At its meetings, the RBC oversaw a wide range of responsible business activities, which included our substantial investments to provide opportunities for those starting out, whether as first time home buyers, small business start-ups, social entrepreneurs or apprentices.

We also reviewed work being done to tackle disadvantage in communities across the UK, through our four Charitable Foundations, our partnership with Mental Health UK, and our support for vulnerable customers, including those struggling with low financial skills or illness.

To respond to a rapidly changing external environment, the RBC also reviewed emerging areas such as the impact of climate change on UK businesses, individuals and communities, and ways in which we can support enhanced UK productivity through the strengthening of digital skills, particularly for individuals, small businesses and charities.

Many of these activities are described in our 2018 Helping Britain Prosper Plan, which is developed annually with the RBC to reflect the ways in which Lloyds Banking Group, both directly (as the largest corporate tax payer and a substantial UK-wide employer) and indirectly, contributes to the wider economic and social health of Britain.

I would like to thank the many thousands of colleagues who have dedicated their time and energy to supporting these activities and I very much hope you enjoy and find it interesting to read about the Committee’s work.

Sara Weller

Chairman, Responsible Business Committee

How the Committee spent its time in 2017

The Chairman of the Committee reviews the forward agenda regularly to ensure that the appropriate topics are considered and adequate time is allocated for members to provide input to proposals at meetings.

During the year, the Committee considered in detail the development of the Group’s responsible business approach, including a sustainability strategy. Detailed discussions took place with colleagues from relevant business areas and external advisers at which proposals were considered and challenged leading to a change of focus on some areas of the approach. The Committee contributed to the plans for strengthening the Group’s ongoing commitment to supporting basic, workplace and specialist digital skills in the UK during 2018 and provided perspectives on how this could best be achieved.

The Committee also considered the following topics:

a regular progress report from the Chairman of the executive level Group Customer First Committee (see page 40) on the approach to customers, conduct and culture;
a report from Group Sourcing on working in a responsible way with the Group’s suppliers;
an oversight of the processes which provide reassurance that customer rectifications are managed responsibly;
the benchmarking of trust amongst stakeholders and customers against financial services companies and acknowledged leaders in other industries;
the outputs from colleague surveys in relation to the Group’s role as a responsible business; and
the draft Modern Slavery Statement, before recommending to the Board for approval.

Committee purpose

The purpose of the Committee is to oversee the Group’s strategy and plans for becoming a leader in responsible business as part of the objective to help Britain prosper; the activities which have an impact on the Group’s behaviour and reputation as a trusted, responsible business; and the development of the Group’s responsible business report and Helping Britain Prosper Plan, which the Committee recommends to the Board for approval.

Committee composition, attendance at meetings and effectiveness review

Alan Dickinson, Chairman of the Board Risk Committee, attended all meetings. Representatives from Group Internal Audit and the Chief Operating Office are invited to meetings as appropriate.

Representatives of the regulators attended meetings as observers in January (FCA) and July 2017 (PRA).

During the year, the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review. The Committee will consider the output from the 2017 effectiveness review and whether any changes need to be made to the way it works.

Details of the committee membership and meeting attendance can be found on page 141.

RBC Chairman’s visit to Elizabeth Fry charity

In August 2017, Sara Weller visited the Elizabeth Fry Charity in Reading, which has received a grant of around £70,000 from the Lloyds Bank Foundation for England and Wales. The charity runs one of only six approved premises for women released from prison on bail, on license or as part of a community order. The charity supports residents to deal with some challenging issues, such as substance abuse or mental health problems and equips them with the skills to live (and hopefully work) more independently within 3-6 months. After the visit Sara Weller commented: “my visit reinforced the message that the Foundations actively seek out and make a difference for the most disadvantaged people in our society. Supporting them is something in which we, as a Group, take great pride.”

CORPORATE GOVERNANCE

DISCLOSURE CONTROLS AND PROCEDURES

As of 31 December 2017, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Company’s disclosure controls and procedures, at 31 December 2017, were effective for gathering, analysing and disclosing with reasonable assurance the information that Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Lloyds Banking Group’s internal control over financial reporting during the year ended 31 December 2017 that have materially affected, or are reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.

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

The management of Lloyds Banking Group plc assessed the effectiveness of the Company’s internal control over financial reporting at 31 December 2017 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, at 31 December 2017, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an audit report on the Company’s internal control over financial reporting as of 31 December 2017. This report appears on page F-2.

GOING CONCERN

The going concern of the Company and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Company and the Group have adequate resources to continue to operate for the foreseeable future, the Directors have considered a number of key dependencies which are set out in the risk management section under principal risks and uncertainties: funding and liquidity on page 43 and pages 94 to 100 and capital position on pages 87 to 94. Additionally, the Directors have considered capital and funding projections for the Company and the Group. Accordingly, the Directors conclude that the Company and the Group have adequate resources to continue in operational existence for a period of at least 12 months from the date of approval of the financial statements and therefore it is appropriate to continue to adopt the going concern basis in preparing the accounts.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

All shareholders within a class of the Company’s shares have the same voting rights. As at 23 February 2018 the Company had received notification under the FCA Disclosure Guidance and Transparency Rules (‘DTR’) of the following holdings in the Company’s issued ordinary share capital.

		% of issued share capital
	Interest in shares	/voting rights[4]
BlackRock Inc.	3,668,756,765[1]	5.14%
Harris Associates L.P.	3,607,058,758[2,3]	5.01%

[1]	The notification of 13 May 2015 provided by BlackRock Inc. under Rule 5 of the DTR identifies (i) an indirect holding of 3,599,451,380 shares in the Company representing 5.04 per cent of the voting rights in the Company, and (ii) a holding of 69,305,385 in other financial instruments in respect of the Company representing 0.09 per cent of the voting rights of the Company. BlackRock Inc.’s holding most recently notified to the Company under Rule 5 of the DTR varies from the holding disclosed in BlackRock Inc.’s Schedule 13-G filing with the US Securities and Exchange Commission dated 7 February 2018, which identifies beneficial ownership of 4,843,291,732 shares in the Company representing 6.7 per cent of the issued share capital in the Company. This variance is attributable to different notification and disclosure requirements between these regulatory regimes. The notifiable holding by BlackRock Inc. in the Company has not changed since 31 December 2015. Prior to 31 December 2015, BlackRock Inc.’s holding in the Company was not required to be disclosed under the US Securities and Exchange Commission rules.

[2]	An indirect holding

[3]	Notification received on 18 September 2017.

[4]	Percentage correct as at the date of notification.

As at 23 February 2018, the Company had 2,444,198 registered ordinary shareholders. The majority of the Company’s ordinary shareholders are registered in the United Kingdom. 2,510,635,157 ordinary shares, representing 3.48 per cent of the Company’s issued share capital, were held by BNY Mellon as depositary for the ordinary share American Depositary Share Programme through which there were 183 record holders.

Additionally, the majority of the Company’s preference shareholders are registered in the United Kingdom, with a further four record holders with an address in the United States registered through the Company’s preference share American Depositary Share Programme.

RELATED PARTY TRANSACTIONS

The Group, as at 31 December 2017, had related party transactions with 19 key management personnel, certain of its pension funds, collective investment schemes and joint ventures and associates. See note 46 to the financial statements.

REGULATION

APPROACH OF THE FINANCIAL CONDUCT AUTHORITY (“FCA”)

As per the FSMA (amended by the Financial Services Act 2012), the FCA has a strategic function to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.

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

OTHER BODIES IMPACTING THE REGULATORY REGIME

THE BANK OF ENGLAND AND HM TREASURY

The agreed framework for co-operation in the field of financial stability in the financial markets is detailed in the Memorandum of Understanding published jointly by HM Treasury, the FCA (formerly the FSA) and the Bank of England (now including the PRA) (together, the “Tripartite Authorities”). The Bank of England has specific responsibilities in relation to financial stability, including: (i) ensuring the stability of the monetary system; (ii) oversight of the financial system infrastructure, in particular payments systems in the UK and abroad; and (iii) maintaining a broad overview of the financial system through its monetary stability role. The Bank of England also wholly incorporates the PRA.

UK FINANCIAL OMBUDSMAN SERVICE (“FOS”)

The FOS provides consumers with a free and independent service designed to resolve disputes where the customer is not satisfied with the response received from the regulated firm. The FOS resolves disputes for eligible persons that cover most financial products and services provided in (or from) the UK. The jurisdiction of the FOS extends to include firms conducting activities under the Consumer Credit Act (“CCA”). Although the FOS takes account of relevant regulation and legislation, its guiding principle is to resolve cases on the basis of what is fair and reasonable; in this regard, the FOS is not bound by law or even its own precedent. The decisions made by the FOS are binding on regulated firms.

THE FINANCIAL SERVICES COMPENSATION SCHEME (“FSCS”)

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

LENDING STANDARDS BOARD

The Lending Standards Board (formerly the Banking Code Standards Board) is responsible for monitoring and enforcing compliance with the Standards of Lending Practice (which replaced the voluntary Lending Code on 1 October 2016). The standards relate to certain lending (current account overdrafts, loans and credit cards) to consumers, micro-enterprises and charities with an income of less than £1 million.

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

UK INFORMATION COMMISSIONER’S OFFICE

The UK Information Commissioner’s Office is responsible for overseeing implementation of the Data Protection Act 1998. This Act regulates, among other things, the retention and use of data relating to individual customers. The Freedom of Information Act 2000 (the “FOIA”) sets out a scheme under which any person can obtain information held by, or on behalf of, a “public authority” without needing to justify the request. A public authority will not be required to disclose information if certain exemptions set out in the FOIA apply.

THE PAYMENTS SYSTEM REGULATOR (“PSR”)

The PSR is an independent economic regulator for the £75 trillion payment systems industry, which was launched in April 2015. Payment systems form a vital part of the UK’s financial system – they underpin the services that enable funds to be transferred between people and institutions. The purpose of PSR is to make payment systems work well for those that use them. The PSR is a subsidiary of the FCA, but has its own statutory objectives, Managing Director and Board. In summary their objectives are: to ensure that payment systems are operated and developed in a way that considers and promotes the interests of all the businesses and consumers that use them; to promote effective competition in the markets for payment systems and services - between operators, payment services providers and infrastructure providers; and to promote the development of and innovation in payment systems, in particular the infrastructure used to operate those systems.

COMPETITION REGULATION

The CMA commenced a Phase 2 competition investigation into PCA and SME Banking in November 2014. The final CMA report was published on 9 August 2016. Findings and proposed remedies were largely as expected and consistent with the interim publication. Key remedies include: introduction of “Open Banking”, publication of service quality information and customer information prompts. Recommendations were also made regarding improvements to current account switching, monthly maximum charge for PCA overdraft users, overdraft notifications and additional measures for small business to make comparison easier.

REGULATION

The FCA obtained concurrent competition powers on 1 April 2015 in relation to the provision of financial services in the UK, in addition to its already existing competition objective. The FCA has been undertaking a programme of work to assess markets across financial services to ascertain whether or not competition is working effectively in the best interests of consumers. The FCA announced on 3 November 2016 that it will take action to improve competition in the current account market, following the CMA’s recommendations. The FCA actions will extend beyond the CMA remedies and will include considering whether rules are required in relation to the maximum monthly charge for overdrafts plus taking forward further work on overdrafts through its work on high cost credit. The FCA will also act as an observer on the “Open Banking” steering group and be involved in developing and testing “prompts” to encourage customers to consider their banking arrangements.

The PSR became operational in April 2015 with concurrent competition powers in respect of UK payment systems, in addition to a statutory objective to promote effective competition. The PSR has completed two market reviews into the provision of indirect access and into the ownership and competitiveness of payments infrastructure. The final report for indirect access was published in July 2016 noting some concerns with quality of access, limited choice and barriers to switching. The final report for competitiveness of payments infrastructure, also published in July 2016, noted some concerns with competition in payments infrastructure.

In addition, the PRA also has a secondary objective under the Financial Services (Banking Reform) Act to, so far as reasonably possible, act in a way which facilitates effective competition.

The UK Government has a continuing interest in competition. In November 2015, the UK Government published a document entitled “A better deal: boosting competition to bring down bills for families and firms”. This document focuses on the competition aspects of the UK Government’s productivity plan and aims to promote competition in various sectors, including financial services.

The new regulatory regime may lead to greater UK Government and regulatory scrutiny or intervention in the future, ranging from enforced product and service developments and payment system changes to significant structural changes. This could have a significant effect on the Group’s operations, financial condition or the business of the Group.

EU REGULATION

The Liikanen Report considered whether there is a need for structural reforms of the EU banking sector and to make relevant proposals as appropriate, with the objective of establishing a stable and efficient banking system serving the needs of citizens, the economy and the internal market. The high-level expert group chaired by Erkki Liikanen presented its recommendations to the EU Commissioner on 2 October 2012. They recommended a set of five measures that augment and complement the set of regulatory reforms already enacted or proposed by the EU, the Basel Committee and national governments. First, proprietary trading and other significant trading activities should be assigned to a separate legal entity if the activities to be separated amount to a significant share of the bank’s business. This would ensure that trading activities beyond the threshold are carried out on a stand-alone basis and separate from the deposit bank. The other measures include: emphasising the need for banks to draw up and maintain effective and realistic recovery and resolution plans; supporting the use of designated bail out instruments; applying more robust weights in the determination of minimum capital standards; and augmenting existing corporate governance reforms such as strengthening boards and management, promoting the risk management function, rein in compensation for bank management and staff, improve risk disclosure, and strengthening sanctioning powers.

On 17 January 2014, the EU Commission published a press release confirming that it intends to make a proposal for the reform of the structure of banking in the EU, which will be based on the Liikanen Report. The objective of the reforms will be to make the financial sector as a whole more robust and resilient, to reduce the impact of potential bank failures, and ensure the financial sector is at the service of the real economy. In doing so, the reforms will aim to eliminate the concept of banks being “too big to fail”. The proposed regulation included derogation from the separate requirements for banks in EU member states which had implemented equivalent legislation before 29 January 2014 (including the UK). The form of the proposed EU regulation has been subject to much debate within the European institutions, with uncertainty surrounding both the outcome and timeline for conclusion. The main disagreements concern the need for “automatic” separation of trading activities and the level of discretion given to national competent authorities.

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

On 29 January 2014, the European Commission published its long-awaited proposals for structural reform of EU banks in the form of a draft regulation. The proposals apply to the largest EU banks and groups – on the basis of historical data the European Commission estimates that 29 EU banks may be subject to such proposed regulation. The European Commission’s publication is only a proposal at this stage. It may well be amended, perhaps substantially, by the European Parliament and the Council before it is adopted.

U.S. REGULATION

In the United States, Lloyds Bank maintains a branch in New York, licensed by the New York State Department of Financial Services (“NYDFS”) and subject to regulation and examination by the NYDFS and the Federal Reserve Bank of New York (“FRBNY”).

The licensing authority of Lloyds Bank’sU.S. branch has the authority, in certain circumstances, to take possession of the business and property of Lloyds Bank located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency.

The existence of a branch in the U.S. subjects the Company and its subsidiaries doing business or conducting activities in the U.S. to oversight by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”).

Each of the Company, Lloyds Bank, HBOS and BoS is a foreign banking organisation treated as a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956 (“BHC Act”) in accordance with the provisions of the International Banking Act of 1978 and each has elected, with the permission of the Federal Reserve Board, to be treated as a financial holding company under the BHC Act.

REGULATION

Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. To maintain financial holding company status, the Company, Lloyds Bank, HBOS and BoS are required to meet certain capital ratios and be deemed to be “well managed” for purposes of the Federal Reserve Board’s regulations. The Group’s direct and indirect activities and investments in the United States are limited to those that are “financial in nature” or “incidental” or “complementary” to a financial activity, as determined by the Federal Reserve Board.

The Group is also required to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5 per cent. of any class of the voting shares of any U.S. bank or bank holding company.

The Group’s U.S. broker dealer, Lloyds Securities Inc., is subject to regulation and supervision by the Securities and Exchange Commission (“SEC”) and the Financial Industry Regulatory Authority with respect to its securities activities, including sales methods, trade practices, use of safekeeping of customers’ funds and securities, capital structure, recordkeeping, the financing of customers’ purchases and conduct of directors, officers and employees.

A major focus of U.S. governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with U.S. economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the U.S. State Department currently designates as state sponsors of terrorism, including Iran, Syria, Sudan and North Korea. The Group intends to engage only in new business in such jurisdictions and only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues. At 31 December 2017, the Group does not believe that the Group’s business activities relating to countries designated as state sponsors of terrorism were material to its overall business.

The Group estimates that the value of the Group’s business in respect of such states represented less than 0.01 per cent. of the Group’s total assets and, for the year ended December 2017, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.001 per cent. of its total income, net of insurance claims. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

U.S. regulation, including changes implemented under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), addresses systemic risk oversight, bank capital standards, the resolution of failing systemically significant financial institutions in the U.S., OTC derivatives, restrictions on the ability of banking entities to engage in proprietary trading activities and make investments in and sponsor certain private equity funds and hedge funds (known as the “Volcker Rule”), asset securitisation activities and securities market conduct and oversight.

Among other requirements, the Dodd-Frank Act also required entities that are swap dealers and major swap participants to register with the U.S. Commodity Futures Trading Commission (“CFTC”). Lloyds Bank is registered as a swap dealer and as such, is subject to regulation and supervision by the CFTC and the National Futures Association with respect to its swap activities, including risk management, practices, trade documentation and reporting, business conduct and recordkeeping, among others.

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

Pursuant to ITRA Section 219, the Group notes that during 2017, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382. In all cases, the payment was permitted under UK and EU sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK and EC sanctions legislation.

Gross revenues from these activities were approximately £5,000. Net profits from these activities were approximately £5,000.

The Group’s businesses, being reported below, are conducted in compliance with applicable laws in respect of Iran sanctions and, except as noted below, the Group intends to continue these historic activities until it is able to legally terminate the contractual relationships or maintain/manage in accordance with prevailing sanctions obligations. The nature of these activities is as follows:

1.	Receipts in relation to repayments of a European Export Credit Agreement loan made prior to 2005 with respect to an underlying commercial contract between National Iranian Steel Company (Iran) and IRASCO srl (Italy). The loan is now fully repaid.

2.	Payments made to and received from entities directly or indirectly linked to the Government of Iran. Such payments comply with UK regulation and legislation.

3.	Payments received relating to operational and processing costs for a joint venture between BP Exploration Company Limited and Iranian Oil Company (UK) Limited. The Iranian Oil Company (UK) Limited is designated under Executive Order 13599). These payments are permitted under OFAC license IA-2013-302799-6.

4.	Payments made to a blocked account in the name of Commercial Bank of Syria related to historic guarantees, entered into by the Group between 1997 and 2008, the majority of which relate to Bail Bonds for vessels. The Commercial Bank of Syria is designated under Executive order 13382.

5.	Sums paid out from a pension trust fund to UK nationals resident in the UK who were employees of a company indirectly owned or controlled by an entity designated under Executive Order 13382 that is also owned or controlled by the Government of Iran.

6.	Lloyds continues to provide payment clearing services to a UK based and UK authorised bank, one of whose account holders is an entity designated under Executive Order 13224 (although not by the UK or EU authorities). Lloyds concludes from the nature of such payment clearing services that revenue and profit (if any) arising from indirectly providing such services to the designated entity is negligible and not material to the Group’s activities and in any event does not flow directly from the designated entity. To the extent that the activities of the designated entity and its UK authorised bank continue to comply with UK regulation and legislation, Lloyds intends to keep this activity under review.

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

	Price per share (in pence) High	Price per share (in pence) Low
Annual prices:
2017	73.10	62.20
2016	73.74	47.55
2015	89.00	68.68
2014	86.30	70.94
2013	80.37	46.31
Quarterly prices:
2017
Fourth quarter	68.93	64.51
Third quarter	69.08	63.05
Second quarter	73.10	62.20
First quarter	69.70	64.20
2016
Fourth quarter	64.37	52.38
Third quarter	60.95	47.55
Second quarter	73.74	51.15
First quarter	73.27	56.00
2015
Fourth quarter	77.83	68.68
Third quarter	87.65	72.30
Second quarter	89.00	77.38
First quarter	81.43	72.87
Monthly prices:
January 2018	72.12	67.47
December 2017	68.06	64.51
November 2017	68.63	64.83
October 2017	68.93	65.59
September 2017	67.73	63.05
August 2017	67.26	63.60

On 23 February 2018, the closing price of shares on the London Stock Exchange was 68.65 pence, equivalent to 95.97 US cents per share translated at the Noon Buying Rate of $1.3979 per £1.00 on 23 February 2018.

Lloyds Banking Group plc’s American Depositary Receipts (ADRs) were traded on the over-the-counter market in the US under the symbol ‘LLDTY’ between March 2000 and November 2001. Since 27 November 2001 Lloyds Banking Group plc American Depositary Shares (ADSs) have been listed on the New York Stock Exchange under the symbol ‘LYG’. Each ADS represents four ordinary shares.

LISTING INFORMATION

The following table shows the reported high and low closing prices for ADSs on the New York Stock Exchange.

	Price per ADS (in US dollars) High	Price per ADS (in US dollars) Low
Annual prices:
2017	3.86	3.17
2016	4.40	2.55
2015	5.64	4.25
2014	5.76	4.62
2013	5.36	2.84
Quarterly prices:
2017
Fourth quarter	3.75	3.50
Third quarter	3.66	3.27
Second quarter	3.86	3.17
First quarter	3.54	3.21
2016
Fourth quarter	3.21	2.61
Third quarter	3.31	2.55
Second quarter	4.40	2.78
First quarter	4.32	3.32
2015
Fourth quarter	4.83	4.25
Third quarter	5.53	4.47
Second quarter	5.64	4.65
First quarter	4.96	4.38
2014
Fourth quarter	5.02	4.62
Third quarter	5.32	4.70
Second quarter	5.53	4.83
First quarter	5.76	5.01
2013
Fourth quarter	5.36	4.67
Third quarter	5.00	3.83
Second quarter	3.91	2.84
First quarter	3.58	2.89
Monthly prices:
January 2018	4.19	3.73
December 2017	3.75	3.50
November 2017	3.70	3.52
October 2017	3.69	3.56
September 2017	3.66	3.27
August 2017	3.54	3.30

On 23 February 2018, the closing price of ADSs on the New York Stock Exchange was $3.94.

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

FEES RECEIVED TO DATE

In 2017, the Company received from the depositary $819,277 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

The total ordinary dividend for 2017 of 3.05 pence per share has increased by 20 per cent from 2.55 pence per share in 2016, in line with the Group’s progressive and sustainable ordinary dividend policy.

The Board continues to give due consideration at each year end to the return of any surplus capital and for 2017, the Board intends to implement a share buyback of up to £1 billion. This represents the return of capital over and above the Board’s view of the current level of capital required to grow the business, meet regulatory requirements and cover uncertainties. The share buyback programme will commence in March 2018 and is expected to be completed during the next 12 months.

In prior years, the Board has distributed surplus capital by means of a special dividend. The Board’s current preference is to return surplus capital by way of a buyback programme given the amount of surplus capital (£1 billion in 2017 compared to £350 million in 2016), the normalisation of ordinary dividends, our return to full private ownership and the flexibility that a buyback programme offers.

The rate of growth of the ordinary dividend will be decided by the Board in light of circumstances at the time and, having grown very significantly in the last three years, going forward the ordinary dividend is likely to grow at a more normalised rate, whilst being supplemented by buybacks or special dividends.

The table below sets out the interim and final dividends in respect of the ordinary shares for fiscal years 2004 through 2017. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date with the exception of the recommended final dividend for 2017, for which the sterling amount has been converted in US dollars at the Noon Buying Rate on 23 February 2018.

	Interim ordinary dividend per share (pence)	Interim ordinary dividend per share (cents)	Final ordinary dividend per share (pence)	Final ordinary dividend per share (cents)
2004	10.7	19.0	23.5	44.7
2005	10.7	18.9	23.5	43.3
2006	10.7	20.2	23.5	46.8
2007	11.2	22.8	24.7	48.2
2008	11.4	20.3	–	–
2009	–	–	–	–
2010	–	–	–	–
2011	–	–	–	–
2012	–	–	–	–
2013	–	–	–	–
2014[1]	–	–	0.75	1.16
2015[2]	0.75	1.14	1.5	2.17
2016[3]	0.85	1.10	1.70	2.20
2017	1.00	1.34	2.05	2.87

[1]	The recommended dividend for 2014 was in respect of the full year.

[2]	For 2015, the Board also made a capital distribution in the form of a special dividend of 0.5 pence per share (0.72 cents per share). This is not listed in the table above.

[3]	For 2016, the Board also made a capital distribution in the form of a special dividend of 0.5 pence per share (0.65 cents per share). This is not listed in the table above.

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

Lloyds Banking Group plc is incorporated in Scotland under the UK Companies Act 1985 with registered number SC95000.

As resolved at the 2017 Annual General Meeting, Lloyds Banking Group plc redesignated the limited voting shares then in issue as ordinary shares in the capital of Lloyds Banking Group plc with effect from 1 July 2017 and adopted amended Articles of Association to facilitate such redesignation occurring. The amended Articles of Association were adopted and took effect from 11 May 2017.

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

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

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

On any distribution by way of capitalisation, the amount to be distributed will be appropriated amongst the holders of ordinary shares in proportion to their holdings of ordinary shares (pro rata to the amount paid up thereon). If the amount to be distributed is applied in paying up in full unissued ordinary shares of Lloyds Banking Group plc, a shareholder will be entitled to receive bonus shares of the same class as the shares giving rise to his entitlement to participate in the capitalisation.

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

On a return of capital, whether in a winding-up or otherwise, the ordinary shares will rank equally in all respects and the preference shares will be entitled to the rights attaching to them on issue.

Lloyds Banking Group plc’s ordinary shares do not confer any rights of redemption. Rights of redemption in respect of Lloyds Bank Group plc’s preference shares shall be as the directors determine on allotment.

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

CONVERSION OF LIMITED VOTING SHARES

Each limited voting share was redesignated as an ordinary share in the capital of Lloyds Banking Group plc on 1 July 2017 and therefore no limited voting shares remain in issue. The remaining provisions regarding the limited voting shares in the Articles of Association of Lloyds Banking Group plc therefore have no application.

The ordinary shares resulting from such redesignation carry the right to receive all dividends and other distributions declared, made or paid on the ordinary share capital of Lloyds Banking Group plc by reference to a record date on or after 1 July 2017 and rank equally in all other respects and form one class with the ordinary share capital of Lloyds Banking Group plc then in issue and fully paid.

VARIATION OF RIGHTS AND ALTERATION OF CAPITAL

Subject to the provisions of the Companies Act, the CREST Regulations and every other statute for the time being in force or any judgment or order of any court of competent jurisdiction concerning companies and affecting Lloyds Banking Group plc (the statutes), the rights attached to any class of shares for the time being in issue may be varied or abrogated with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At any such separate meeting, the provisions of the Articles of Association relating to general meetings will apply, but the necessary quorum at any such meeting will be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of that class (except at an adjourned meeting, at which the quorum shall be any holder of shares of the class, present in person or by proxy) and any such person may demand a poll and every such holder shall on a poll have one vote for every share of the class held by such holder.

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

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

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

The directors shall refuse to register the transfer of any share on which Lloyds Banking Group plc has a lien.

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

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

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

DIRECTORS

Subject to any other provision of the Articles of Association, the number of directors of Lloyds Banking Group plc shall be no fewer than seven. The minimum/maximum number of directors may be varied by ordinary resolution of Lloyds Banking Group plc. The directors may elect from them a chairman and deputy chairman (or two or more deputy chairman) and determine the period for which each is to hold office.

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

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

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
177

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

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

TAXATION

TAXATION

The following discussion is intended only as a general guide to current UK and US federal income tax considerations relevant to US holders (as defined below in the section on US federal income tax considerations) of Lloyds Banking Group ordinary shares or ADSs. It is based on current law and tax authority practice and the terms of the current UK/US income tax treaty (the Treaty), all of which are subject to change at any time, possibly with retroactive effect.

The Treaty for the avoidance of double taxation with respect to taxes on income entered into force following the exchange of instruments of ratification by the UK Parliament and the US Senate on 31 March 2003.

This summary does not consider your personal circumstances, and it is not a substitute for tax advice. Any person who is in any doubt as to his tax position should consult his own professional adviser.

UK TAXATION OF CHARGEABLE GAINS

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

A US holder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of five or fewer years of assessment and who disposes of ordinary shares or ADSs during that period may be liable, on return to the UK, to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption, relief and/or foreign tax credit.

UK TAXATION OF DIVIDENDS

Lloyds Banking Group plc will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs to a US holder.

STAMP DUTY AND STAMP DUTY RESERVE TAX

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

UK tax law requires that when Lloyds Banking Group plc issues ordinary shares or a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary to facilitate the issue of ADSs to a person representing the ordinary shares or to a person providing clearance services (or their nominee or agent), a liability to UK stamp duty or SDRT at the rate of 1.5 per cent (rounded up to the next multiple of £5 in the case of the stamp duty) of either the issue price or, in the case of transfer, the listed price of the ordinary shares, calculated in sterling, will arise. However, following litigation, HMRC now accepts that the charge to SDRT at 1.5 per cent on the issue of shares into clearance services or depository receipt schemes is not compatible with EU law, and will not apply the charge. Where a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary or clearance services this charge will apply, and generally be payable by the person receiving the ADSs or transferring the ordinary shares into the clearance service.

No liability to stamp duty or SDRT will arise as a result of the cancellation of any ADSs with the ordinary shares that they represent being transferred to the ADS holder.

No liability to UK stamp duty or SDRT will arise on a transfer of ADSs provided that any document that gives effect to such transfer is not executed in the UK and remains at all subsequent times outside the UK. An agreement to transfer ADSs will not give rise to a liability to SDRT.

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

This discussion does not address any alternative minimum or Medicare Contribution tax consequences, nor does it address US federal tax consequences to US holders that are subject to special rules, such as:

–	certain financial institutions;

–	dealers or traders in securities that use a mark-to-market method of tax accounting;

–	persons holding ADSs or ordinary shares as part of a hedge, straddle, wash sale, conversion or other integrated transaction or holders entering into a constructive sale with respect to ADSs or ordinary shares;

–	persons whose functional currency for US federal income tax purposes is not the US dollar;

–	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;

–	tax-exempt entities, ‘individual retirement accounts’ or ‘Roth IRAs’;

–	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States;

–	partnerships or other entities classified as partnerships for US federal income tax purposes; or

TAXATION

–	persons that own or are deemed to own 10 per cent or more (by vote or value) of the shares of Lloyds Banking Group plc.

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

RISK FACTORS

Set out below is a summary of certain risk factors which could affect Lloyds Banking Group’s future results and cause them to differ from expected results in material respects. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Lloyds Banking Group’s businesses face. For information on Lloyds Banking Group’s risk management policies and procedures, see “Lloyds Banking Group—Operating and financial review and prospects—Risk Management”.

RISK FACTORS RELATING TO THE COMPANY AND THE GROUP

CREDIT RELATED RISKS

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group’s balance sheet.

The Group has exposures (including, but not limited to, lending, undrawn commitments, derivative, equity, contingent, bonds, securities and/or settlement risks) to many different products, counterparties, obligors and other contractual relationships and the credit quality of its exposures can have a significant impact on the Group’s earnings. Credit risk exposures are categorised as either “retail”, arising primarily in the Retail and parts of the Run-Off and Insurance and Wealth divisions, and small and medium-sized enterprises (“SME”), or “corporate” (including medium and large corporates, banks, financial institutions and sovereigns), arising primarily in the Commercial Banking, Run-Off and Insurance and Wealth divisions. This reflects the risks inherent in the Group’s lending and lending-related activities and in the insurance business primarily in respect of investment holdings (including loan assets and bonds) and exposures to reinsurers. Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of the Group’s assets and materially increase the Group’s write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside the Group’s control, which include but are not limited to an adverse economic environment (in the UK and/or in countries where the Group and/or its customers/ counterparties do and do not operate, such as any adverse economic effects that could occur in connection with the UK’s exit from the EU following the referendum decision), reduced UK consumer and/or government spending (in light of the Group’s concentration in the UK), cuts to benefits, a slower pace of global economic growth leading to constraints on liquidity (given the possibility of adverse global economic developments and potential market volatility), changes in the credit rating of individual counterparties (including sovereigns), the debt levels of individual contractual counterparties and the economic environment in which they operate, increased unemployment, reduced asset values, increased personal or corporate insolvency levels, adverse sector concerns, falling stock and bond/other financial markets, reduced corporate profits, over-indebtedness (including sovereigns), changes (and the timing, quantum and pace of these changes) in interest rates (including the potential increase in the use of negative interest rates), and any subsequent impact on pension liabilities (particularly given changing longevity rates), volatility of oil and commodity prices, changes in foreign exchange rates, higher tenant defaults, counterparty challenges to the interpretation or validity of contractual arrangements, an increase in credit spreads, changes to insolvency regimes making it harder to enforce against counterparties, the impact of technological disruption or cyber crime, changes in consumer demands and requirements and any external factors of a political, legislative, environmental or regulatory nature, including for example, rising “living wage” requirements, changes in accounting rules and changes to tax legislation and rates.

The EU referendum decision has heightened the probability of some or all of these events happening and adds further uncertainty to counterparty credit risk and the Group’s financial condition. Key related risks which may impact the Group’s business and/or the Group’s clients’ businesses include, but are not limited to: reduced consumer spending, dampened consumer confidence, weaker sterling, volatility in financial markets, a downgrade of the UK credit rating, inflation risk, prolonged low or rising interest rates, impact on European sovereigns and counterparties, loss and/or postponement of foreign direct investment and domestic direct investment, political uncertainty, potential wider European political instability, uncertainty around trade negotiations and/or the UK’s ability to retain access to the single market, financial services passporting and free movement and cost of labour, relocation of companies and institutions away from the UK, and the withdrawal and/or reduction of EU funding. For more detail on the EU referendum decision see “—Business and Economic Risks— Political, legal, regulatory, constitutional and economic uncertainty arising from the outcome of the referendum on the UK’s membership of the EU could adversely impact the Group’s business, results of operations, financial condition and prospects” below. For further information on general macro-economic risks affecting the Group in the UK and the EU see “— Business and Economic Risks— The Group’s businesses are subject to inherent and indirect risks arising from general macro-economic conditions in the UK, the U.S., the Eurozone, Asia and globally, and any resulting instability of financial markets or banking systems”.

There are many other factors that could impact credit risk including fraud, sustainability of client business models, industrial and strike action, war and acts of terrorism, climate change, natural disasters and flooding.

The Group has credit exposure both in the UK and internationally, including Europe, the U.S. and Asia. The Group’s credit exposure includes residential mortgage lending (in the UK and to a lesser extent, Ireland, and the Netherlands) and commercial real estate lending, including commercial real estate lending secured against secondary and tertiary non-prime assets in the UK. The Group’s retail customer portfolios (including those in the Retail and parts of the Run-Off and Insurance and Wealth divisions) will remain strongly linked to the UK economic environment, with house price deterioration, unemployment increases, inflationary pressures, consumer over-indebtedness and prolonged low or rising interest rates among the factors that may impact secured and unsecured retail credit exposures. Deterioration in used vehicle prices, including as a result of changing consumer demand, could result in increased provisions and/or accelerated depreciation changes. The Group also has significant credit exposure to certain individual counterparties in higher risk and cyclical asset classes and sectors (such as commercial real estate, leveraged lending, oil and gas and related sectors, commodities trading, automotive and related sectors, manufacturing, construction, retail, care homes, housebuilders and outsourcing services) and weakened geographic markets and to counterparties whose businesses may be impacted by material unforeseen events. In addition, the Group has concentrated country exposure in the UK and within certain industry sectors, namely real estate and real estate-related sectors and financial intermediation including providing facilities to funds, mainly against high quality (investment grade equivalent) investors. Certain industry sectors have been adversely impacted by recent global economic events; for example, the oil and gas and related sectors, manufacturing (including auto manufacturers) and commodities trading and such adverse developments in these sectors increases the risk of default by the Group’s customers in these sectors.

In recent years, a number of factors, such as Eurozone instability (including the risk of economic stagnation/deflation in the Eurozone or of one or more members leaving the Eurozone), the deterioration of capital market conditions, a slower pace of global economic growth (given slowdown in economic growth across China and emerging markets and other macro-economic issues) and measures adopted by the governments of individual countries, have reduced and could further reduce households’ disposable income and businesses’ profitability. In the UK, the sterling’s depreciation is squeezing households’ real incomes by pushing up inflation. If such volatile conditions were to continue or increase, this could also have a negative impact on customers’ ability to honour their obligations, which in turn would result in deterioration of the Group’s credit quality. If political conditions or uncertainty over the Eurozone, or the UK Government and Eurozone austerity measures and public spending cuts, result in a prolonged period of economic stagnation for the UK or Eurozone, or a slowdown in the rate of economic recovery, or there is a broader economic slowdown, it may lead to further

RISK FACTORS

weakening of counterparty credit quality and subsequent higher impairment charges or fair value reductions in the Group’s lending and contingent equity and derivative portfolios. This could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The possibility of prolonged economic stagnation in the EU or the risk of one or more members leaving the EU (including the UK’s exit from the EU following the referendum decision), or the risk of a Eurozone member leaving the Eurozone, could impact the UK’s own economic recovery, given the extensive trade and financial links between the UK and the Eurozone/EU and in turn, this could impact upon the Group’s performance. The Group has credit exposure to SMEs and corporates, financial institutions and securities which may have material direct and indirect exposures in the Eurozone countries. Any default on the sovereign debt of these countries and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could have a material adverse effect on the Group’s business.

At present, default rates are partly cushioned by low rates of interest which have helped customer affordability, but the risk remains of increased default rates as interest rates rise. The timing, quantum and pace of any change in interest rates is a key risk factor for the Group’s default rates with expectations on the timing and quantum of any changes set by the Bank of England and also by the relevant central bank when lending in a foreign currency.

All lending decisions, and decisions related to other exposures (including, but not limited to, undrawn commitments, derivative, equity, contingent and/ or settlement risks), are dependent on the Group’s assessment of each customer’s ability to repay and the value of any underlying security. There is an inherent risk that the Group has incorrectly assessed the credit quality and/or the ability or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing and using models to estimate the risk of lending to counterparties. The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to the Group’s results and financial condition, requires difficult, subjective and complex judgments, including forecasts of how macro-economic conditions might impair the ability of borrowers to repay their loans. As is the case with any such assessments, there is always a risk that the Group will fail to adequately identify the relevant factors or that it will fail to estimate accurately the impact of these identified factors. The introduction of the impairment requirements of IFRS 9 – Financial Instruments on 1 January 2018 is expected to result in higher impairment loss allowances that are recognised earlier, on a more forward looking basis and on a broader scope of financial instruments than is the case under IAS 39. Measurement will involve increased complexity and judgement and impairment charges will tend to be more volatile and could adversely impact the Group’s results of operations, financial condition or prospects. See “—Other Risks—The Group’s financial statements are based, in part, on assumptions and estimates”.

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

The Group has significant exposure to UK residential mortgages and consumer lending. As detailed in “Credit Related Risks - The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group’s balance sheet”, the Group’s UK mortgage and consumer lending portfolios remain strongly linked to the UK economy with any deterioration in the UK’s economic environment having the potential to adversely affect the credit quality of such portfolios. Any decreases in property values may reduce the collateral values against the mortgage portfolios, which could hinder recovery values in default situations, leading to higher impairment charges.

Additionally, the Group has significant sector concentrations (primarily in gilts, real estate and real estate-related lending, financial intermediation including providing facilities to financial sponsors and funds, mainly against high quality (investment grade equivalent) investors, and automotive and related sectors and to a lesser extent, oil and gas and related sectors, manufacturing , agriculture and leveraged lending), as well as significant global credit exposure.

The Group has significant real estate and real estate-related exposure, including secondary and tertiary non-prime assets, meaning that decreases in residential or commercial property values and/or increases in tenant defaults are likely to lead to higher impairment charges, which could materially affect the Group’s results of operations, financial condition or prospects.

The Group’s corporate lending portfolio also contains substantial exposure to large and mid-sized, public and private companies. Exposures to sectors that have experienced cyclical weakness in recent years, coupled with a historic strategy of taking large single name concentrations to non-listed companies and entrepreneurs, and taking exposure at various levels of the capital structure, may give rise to (albeit reducing) single name and risk capital exposure. Whilst expectation of default for these exposures is appropriately provided for within the Group’s base case assumptions, they remain vulnerable to downside risks. As in the UK, the Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of loss should default occur.

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

The Group’s corporate portfolios are also susceptible to “fallen angel” risk, that is, the probability of default increases significantly following material unexpected events, resulting in the potential for large losses. These types of events can occur from time to time, and may include for example, major fraud, cyber crime, poor corporate governance, high profile incidents and collapse in specific sectors or products, all of which are very difficult to forecast, and could adversely impact the Group’s results of operations, financial condition or prospects.

The Group may be required to record credit value adjustments, funding value adjustments and debit value adjustments on its derivative portfolio, which could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group continually seeks to limit and manage counterparty credit risk exposure to market counterparties. Credit value adjustment (“CVA”) and funding value adjustment (“FVA”) reserves are held against uncollateralised derivative exposures and a risk management framework is in place to mitigate reserve value changes. CVA is an expected loss calculation that incorporates current market factors including counterparty credit spreads. FVA reserves are held to capitalise the cost of funding uncollateralised derivative exposures. The Group also calculates a debit value adjustment to reflect

RISK FACTORS

own credit spread risk as part of the fair value of derivative liabilities. The Group uses several credit risk mitigation techniques to limit counterparty credit risk exposure including netting agreements, collateral agreements, credit default swaps and other forms of credit enhancement where possible. However, deterioration in the creditworthiness of financial counterparties, or large adverse financial market movements, could impact the size of CVA and FVA reserves and result in a material charge to the Group’s profit and loss account.

CONDUCT RISKS

The Group is exposed to various forms of conduct risk in its operations, including the risk of mis-selling financial products, mishandling of complaints, business planning and strategy not being based upon customer need and not supporting fair customer outcomes, not promoting effective competition in the interest of customers and engaging in conduct which could undermine the integrity of a market in which it is active, any of which could have a material adverse effect on the Group’s results or its relations with its customers and regulators.

The Group is exposed to various forms of conduct risk in its operations. Such risks are inherent in banking services. These include business and strategic planning that does not sufficiently consider customer need (leading to products being offered beyond target markets and mis-selling of financial products), ineffective management and monitoring of products and their distribution (which could result in customers receiving unfair outcomes), a culture that is not sufficiently customer-centric (potentially driving improper decision making and unfair outcomes for customers), outsourcing of customer service and product delivery via third parties that do not have the same level of control, oversight and culture as the Group (which could result in potentially unfair or inconsistent customer outcomes), the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in the Group’s financial accounts), ineffective processes or procedures to support customers in vulnerable circumstances (which could result in customers receiving unfair outcomes or treatments which do not support their individual needs) and poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes. These can lead to remediation, reputational damage and regulatory intervention/enforcement (including fines). Ineffective management and oversight of legacy conduct issues can result in customers who are undergoing remediation being unfairly treated and therefore further rectification being required. The Group is also exposed to the risk of engaging in conduct which could undermine the integrity of a market in which it is active or distort competition.

While the Group has implemented a number of policies in order to help mitigate against these risks, no assurance can be given that the conduct framework will be effective and that the risks set out above will not have an adverse effect on the Group’s results of operations, financial condition or prospects.

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

These laws and regulations include (i) increased regulatory oversight, particularly in respect of conduct issues; (ii) prudential regulatory developments, including ring-fencing; (iii) increased legislative requirements, including the Competition and Market Authority Open Banking programme which launched on 13 January 2018, the General Data Protection Regulation (“GDPR”), which will enter into force in May 2018 and the Second Payment Services Directive (“PSD2”), which entered into force in January 2016 and applied in the UK from January 2018; and (iv) other industry-wide initiatives.

Unfavourable developments across any of these areas could materially affect the Group’s ability to maintain appropriate liquidity, increase its funding costs, constrain the operation of its business and/or have a material adverse effect on the Group’s business, results of operations and financial condition. Areas where these changes could have an adverse effect on the Group include, but are not limited to:

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

The Group’s borrowing costs and access to capital markets, as well as its ability to lend or carry out certain aspects of its business, could be affected by prudential regulatory developments, including (i) amendments to FSMA introduced by the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act”) along with secondary legislation and PRA/FCA rules made under the Banking Reform Act; (ii) amendments to the EU legislation comprising the Capital Requirements Directive and the Capital Requirements Regulation (together, “CRD IV”), or implementation of CRD IV or BRRD (as defined below) in the UK; (iii) evolving European and global prudential and regulatory changes; (iv) regulatory changes in the U.S and (v) the evolving regulatory and legal impacts of EU exit.

BANKING REFORM ACT

The Banking Reform Act’s measures contain provisions with respect to, amongst other things (i) ring-fencing domestic retail banking services of UK banks; (ii) the implementation of the Senior Managers and Certification Regime (the “SMCR”).

RING-FENCING

The Banking Reform Act, secondary legislation and PRA/FCA rules made under the FSMA have enacted amendments to the FSMA and the UK regulatory regime that require UK banking groups (such as the Group) with more than £25 billion (on a group-wide basis) of core deposits (defined as “ring-fenced bodies” or “RFBs”) to separate the retail banking activities of their UK banks – particularly deposit-taking and associated services – from certain prohibited forms of activity, including: (i) dealing in investments; (ii) incurring exposures to relevant financial institutions (which include, amongst others, credit institutions (other than RFBs), investment firms and alternative investment funds (subject to certain limited exceptions)); (iii) participating in an inter-bank payment system other than as a direct member (subject to certain limited exceptions); and (iv) having non-EEA branches or subsidiaries. RFBs are also subject to regulations governing how pension arrangements can be managed, following the implementation of ring-fencing.

The PRA and FCA are required by the Banking Reform Act to implement ring-fencing rules (the “Ring-fencing Rules”) by 1 January 2019, with the deadline for implementing changes to the Group’s pension scheme being 1 January 2026. In July 2016, following consultation periods, the PRA published its final policy statement, supervisory statement and rules covering: (i) the legal structure of an RFB and its wider group; (ii) the governance arrangements for an RFB; (iii) the continuity of services and facilities; (iv) prudential requirements applicable to the RFB sub-group; (v) intra-group arrangements; and (vi) the use of financial market infrastructure by RFBs. RFBs are able to apply for waivers of the Ring-fencing Rules in accordance with the statutory procedure for waivers set out in FSMA. The consultation process for reporting requirements regarding compliance with the ring-fencing regime, including an RFB’s reliance on any exemptions to the excluded activities and prohibitions under secondary legislation, has now closed. RFBs are able to apply for waivers of the Ring-fencing Rules in accordance with the statutory procedure for waivers set out in FSMA. The PRA and FCA have also been granted powers under the FSMA to impose certain restructuring requirements on RFBs, their parent undertakings and certain other regulated entities within an RFB’s group if, in broad terms, the financial stability of the RFB is deemed to be at risk as a result of the implementation of the Ring-Fencing Rules within the relevant banking group.

The implementation of the Ring-fencing Rules will have an impact on the Group’s structure, governance arrangements, business and reporting models, operations, costs and financing arrangements. The Group is making good progress with the implementation of its ring-fencing programme, including the establishment of the non ring-fenced bank, Lloyds Bank Corporate Markets plc (LBCM), and remains on track to meet the legal and regulatory requirements by 1 January 2019. As a predominantly UK retail and commercial bank, the impact on the Group is relatively limited, with minimal impact for the majority of the Group’s retail and commercial customers.

Over the course of 2018, in order to comply with the ring-fencing legislation, certain businesses will be transferred out of Lloyds Bank plc and its subsidiaries to other parts of the Group, by means of statutory or contractual transfers. This will include the transfer of certain wholesale and international businesses to Lloyds Bank Corporate Markets and the transfer of Scottish Widows Group and other insurance subsidiaries to Lloyds Banking Group plc.

Due to the Group’s UK retail and commercial focus, the vast majority of the Group’s business will continue to be held by Lloyds Bank plc and its subsidiaries (together the ring-fenced bank) and as a result these transfers will not have a material impact on the financial strength of Lloyds Bank plc.

The Group is actively engaged with Her Majesty’s Treasury (“HM Treasury”), the PRA and FCA to ensure that it is able to fully implement the restructuring required to implement ring-fencing by the January 2019 deadline. In addition, the Group will become subject to the expanded oversight powers granted to HM Treasury, the PRA and the FCA under the Banking Reform Act from 1 January 2019.

SENIOR MANAGERS AND CERTIFICATION REGIME

The SMCR came into force on 7 March 2016 and replaces the approved persons regime for deposit takers and other PRA designated firms. The SMCR comprises a number of elements, including the senior managers’ regime, the certification regime and the conduct rules, which are due to be expanded to apply to insurance firms in late 2018 and to solo-regulated firms in mid-to-late 2019 (subject to confirmation by HM Treasury) by changes proposed by the Bank of England and the Financial Services Act 2016. The Group could be exposed to additional risk or loss if it is unable to comply with the requirements arising from the SMCR or if doing so imposes significant demands on the attention of management.

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

CRD IV introduced a number of new capital buffers to provide further capital cushions for additional risks that financial institutions may be subject to. These buffers will be fully phased in by 1 January 2019 and comprise: (i) a capital conservation buffer (“CCB”); (ii) a time-varying countercyclical capital buffer (“CCyB”); (iii) buffers applicable to global systemically important banks (“G-SIBs”); (iv) buffers applicable to other systematically important banks; and (v) a systemic risk buffer (“SRB”).

Under Article 141 of the Capital Requirements Directive, institutions that fail to meet their “combined buffer requirements” (consisting of buffers (i), (ii) above, and the higher of (iii), (iv) and (v) above) will be subject to restrictions on the making of certain discretionary payments (including dividends on ordinary shares, coupons on Additional Tier 1 securities and certain items of variable remuneration). These restrictions are scaled according to the extent of the breach and result in a maximum distributable amount which may be expended on such discretionary payments in each relevant period.

In December 2015, the Financial Policy Committee (“FPC”) released a supplement to its Financial Stability Report on the framework of capital requirements for UK banks, which outlined how these buffers are to be applied and how the framework of capital requirements is expected to transition from its current state to its end point in 2019 for UK banks. The supplement outlined the FPC’s final views on the overall calibration of the UK capital framework, as well as ongoing work to refine requirements during that transition period including the rectification of risk-weight measurement

RISK FACTORS

shortcomings, partly addressed through the finalisation of the Basel III capital framework. The FPC intends to prioritise a review of the requirements underlying the overall calibration of the risk-weighted capital framework for UK banks and this is likely to take place in 2019.

In line with CRD IV, the CCB will increase to 2.5 per cent. of risk-weighted assets over the period from January 2016 to January 2019. During 2017, it was 1.250 per cent., increasing to 1.875 per cent. in 2018. The FPC set out its strategy for the time-varying UK CCyB, which will be applied to a bank’s UK exposures, expecting this to be set at 1.0 per cent. in a ‘standard risk environment’ where ‘risks are judged to be neither subdued nor elevated’. The CCyB rate for UK exposures is currently set at zero per cent. but it is scheduled to increase to 0.5 per cent. of risk-weighted assets from 27 June 2018 and to 1.0 per cent. from 28 November 2018. The Bank of England has stated that this is not expected to require UK banks to strengthen their capital positions for these increases, but rather to incorporate excess capital into their buffers. The FPC has indicated that it will reconsider the adequacy of a 1.0 per cent. UK CCyB rate during the first half of 2018 in light of the evolution of the overall risk environment. There remains a risk that any future changes to the CCyB rate in the UK could lead to an increase in capital requirements applicable to the Group where these changes are deemed not to be already captured by Pillar 2 supervisory capital buffers.

The Group is not currently categorised as a G-SIB for which the Financial Stability Board (“FSB”) has set buffer rates. The FPC published the final framework for the UK SRB in May 2016 and the PRA published their statement of policy on their approach for implementing the SRB in December 2016. The PRA will communicate the SRB level to the Group in early 2019, which will be applicable to the RFB sub-group based on its total assets.

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

As outlined above, the Group’s capital buffer requirements are still being finalised and investors may not be able to predict accurately the risk of dividends on ordinary shares or distributions on other securities being prohibited or restricted as a result of Article 141 of the Capital Requirements Directive.

In addition to the risk-based capital framework, the Group is also subject to minimum requirements under the UK leverage framework. As at 31 December 2017, the minimum leverage ratio requirement under the UK leverage ratio framework was 3.25 per cent., revised following a PRA Policy Statement in October 2017. At least 75 per cent. of the minimum 3.25 per cent. requirement, and the entirety of any buffers that may apply, must be met by Common Equity Tier 1 capital. The calculation of the leverage ratio under the UK leverage ratio framework differs from CRD IV requirements in that the UK version excludes qualifying central bank claims from the leverage exposure measure. The Group is required to continue to calculate and disclose a leverage ratio on a CRD IV basis, alongside the UK leverage ratio framework. Currently, the UK leverage ratio framework does not give rise to higher capital requirements for the Group than the risk-based capital framework but there is a risk that it could do so as a result of a change in the Group’s financial position or a strengthening of the regulatory requirements.

EVOLVING EUROPEAN AND GLOBAL PRUDENTIAL AND REGULATORY CHANGES

The CRD IV regime is expected to continue to evolve as a result of further changes agreed by EU legislators, binding regulatory technical standards and guidelines to be developed by the European Banking Authority (“EBA”) and changes to the way in which the PRA interprets and applies these requirements to UK financial institutions. In particular, on 23 November 2016, the European Commission first put forward significant draft proposals to amend, among other things, both the Capital Requirements Regulation and the Capital Requirements Directive (such amended Capital Requirements Regulation to be known as “CRR 2” and the Capital Requirements Directive as “CRD V”), including to propose a binding leverage ratio, a binding net stable funding ratio and more risk-sensitive capital requirements. These reforms remain under discussion and are not expected to enter into force until 2019 at the earliest, with the majority of requirements applying two years thereafter.

More generally, the Basel Committee published a package of further revisions to Basel III in December 2017, including changes to: standardised approach for credit risk; internal ratings based approaches for credit risk; the credit valuation adjustment risk framework; the operational risk framework; the leverage ratio framework; and a revised output floor. The Basel Committee expects these changes to be implemented from January 2022, with transitional arrangements for the output floor up to January 2027, although these timelines remain unclear until such rules are translated into draft European and UK legislation. It therefore remains premature at this stage to estimate the full impact or timelines.

The Minimum Requirement for Own Funds and Eligible Liabilities (“MREL”), which is being implemented in the EU and the UK, will apply to EU financial institutions and will comprise capital and debt instruments that are capable of being written-down or converted to equity. In November 2016, the Bank of England published a statement of policy outlining its approach to setting MREL. The Bank of England has set an interim MREL compliance date of 1 January 2020 and a final MREL conformance date of 1 January 2022.

The Group will continue to monitor the ongoing changes to the global, EU and UK prudential framework which may affect the Group’s financial position or require the strengthening of regulatory requirements.

European Regulation 648/2012, known as the European Market Infrastructure Regulation (“EMIR”), introduces new requirements to improve transparency and reduce the risks associated with the derivatives market. EMIR came into force on 16 August 2012 and when it fully comes into effect, EMIR will require entities that enter into any form of derivative contract, including interest rate, foreign exchange, equity, credit and commodity derivatives, to: (i) report every derivative contract entered into to a trade repository; (ii) implement new risk management standards (including operational processes and margining) for all bilateral over the counter (“OTC”) derivative trades that are not cleared by a central counterparty; and (iii) clear, through a central counterparty, OTC derivatives that are subject to a mandatory clearing obligation. Certain of the requirements under EMIR (such as some clearing requirements) have yet to fully come into effect. The first clearing obligations for certain interest rate derivatives have applied from June 2016. Variation margin requirements for uncleared trades came into effect on 4 February 2017 for market participants with a sufficiently large derivative trading volume and on 1 March 2017 for all other counterparties, including the Group. Certain products are exempt from variation margin requirements at this time and implementation for these products is due to be phased in. The Group does not expect initial margin requirements to apply to it until September 2018. It is expected that there will be additional costs and limitations on the Group’s business resulting from these requirements.

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

RISK FACTORS

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

The final text of the EU Directive 2014/59/EU establishing an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “BRRD”), entered into force on 2 July 2014 and in the UK, the Banking Reform Act made provision for certain aspects of the “bail-in” power. Under the “bail-in” power, prior to insolvency proceedings, regulators have the power to impose losses on holders of regulatory capital securities, senior bondholders and/or other creditors while potentially leaving untouched certain other classes of excluded creditors; generally losses are to be taken in accordance with the priority of claims under normal insolvency proceedings. Bail-in is expected to apply to all of the Group’s unsecured senior and subordinated debt instruments with a remaining maturity of greater than seven days. The stated aim of the BRRD is to provide authorities designated by EU member states to apply the resolution tools and exercise the resolution powers set forth in the BRRD (the “resolution authorities”) with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses. The powers granted to resolution authorities under the BRRD include, but are not limited to: (i) a “write-down and conversion power” relating to Tier 1 and Tier 2 capital instruments and (ii) a “bail-in” power relating to eligible liabilities (including the capital instruments and senior debt securities issued by the Group). Such powers give resolution authorities the ability to write-down or write-off all or a portion of the claims of certain unsecured creditors of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving group entity, if any. Such resulting ordinary shares may be subject to severe dilution, transfer for no consideration, write-down or write-off. Such powers were implemented in the UK with effect from 1 January 2015. Certain amendments to the BRRD may be made as a result of proposals published by the European Commission on 23 November 2016, including extending the “write down and conversion power” to cover non-own funds MREL-eligible liabilities of entities in a banking group other than the resolution entity.

The conditions for use of the “bail-in” power are, in summary, that (i) the regulator determines that the bank is failing or likely to fail; (ii) having regard to timing and other relevant circumstances, it is not reasonably likely that (ignoring the stabilisation powers) action will be taken by or in respect of the bank to avoid the failure of the bank; (iii) the relevant UK resolution authority determines that it is necessary having regard to the public interest to exercise the “bail-in” power in the advancement of one of the statutory objectives of resolution; and (iv) one or more of those objectives would not be met to the same extent by the winding up of the bank. The Banking Act and secondary legislation made thereunder provides certain other limited safeguards for creditors in specific circumstances. The “no creditor worse off” safeguard contained in the Banking Act may not apply in relation to an application of the write-down and conversion power in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation. The exercise of mandatory write-down and conversion power under the Banking Act or any suggestion of such exercise could, therefore, materially adversely affect the rights of the holders of equity and debt securities and the price or value of their investment and/or the ability of the Group to satisfy its obligations under such debt securities.

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

The determination that securities and other obligations issued by the Group will be subject to write-down, conversion or “bail-in” is likely to be inherently unpredictable and may depend on a number of factors which may be outside of the Group’s control. This determination will also be made by the relevant UK resolution authority and there may be many factors, including factors not directly related to the Company or the Group, which could result in such a determination. Because of this inherent uncertainty and given that both BRRD and the relevant provisions of the Banking Act remain untested in practice, it will be difficult to predict when, if at all, the exercise of a “bail-in” power may occur which would result in a principal write-off or conversion to other securities, including the ordinary shares of the Company. Moreover, as the criteria that the relevant UK resolution authority will be obliged to consider in exercising any “bail-in” power provide it with considerable discretion, holders of the securities issued by the Group may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and consequently its potential effect on the Group and the securities issued by the Group.

Potential investors in the securities issued by the Group should consider the risk that a holder may lose some or all of its investment, including the principal amount plus any accrued interest, if such statutory loss absorption measures are acted upon. The BRRD and applicable state aid rules provide that, other than in certain limited circumstances set out in the BRRD, extraordinary governmental financial support will only be available to the Group as a last resort once the write down and conversion powers and resolution tools referred to above have been exploited to the maximum extent possible.

RISK FACTORS

Holders of the Group’s securities may have limited rights or no rights to challenge any decision of the relevant UK resolution authority to exercise the UK “bail-in” power or to have that decision reviewed by a judicial or administrative process or otherwise. Accordingly, trading behaviour in respect of such securities is not necessarily expected to follow the trading behaviour associated with other types of securities that are not subject to such recovery and resolution powers. Potential investors in securities issued by the Group should consider the risk that a holder of such securities may lose all of its investment, including (in the case of debt securities) the principal amount plus any accrued and unpaid interest, if such statutory loss absorption measures are acted upon or if that senior debt instrument may be converted into Lloyds Banking Group plc ordinary shares. Further, the introduction or amendment of such recovery and resolution powers, and/or any implication or anticipation that they may be used, may have a significant adverse effect on the market price of such securities, even if such powers are not used.

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

(viii)	risks related to court or UK Government activity leading to a requirement to equalise pension benefits for the effect of Guaranteed Minimum Pensions. It is possible that any such requirement could increase liabilities in the Group’s defined benefit pension schemes.

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

The Group is subject to the Markets in Financial Instruments Directive (“MiFID”) and its various implementing measures, which together regulate the provision of “investment services and activities” in relation to a range of customer-related areas, including customer classification, conflicts of interest, client order handling, investment research and financial analysis, suitability and appropriateness, transparency obligations and transaction reporting. MiFID has been replaced by a revised directive (“MiFID II”) and a new regulation (Markets in Financial Instruments Regulation or “MiFIR”), which entered into force on 2 July 2014. The changes to MiFID include expanded supervisory powers that include the ability to ban specific products, services or practices. The Group has implemented MiFID II across the divisions. If the Group incurs substantial expenses associated with ongoing compliance, ongoing compliance imposes significant demands on the attention of management that result in other areas of the Group’s business not receiving sufficient management attention, or if particular products, services or practices are banned, the Group’s results of operations could be materially adversely affected.

The Group is also subject to European regulation on customer deposits. On 12 June 2014, the Deposit Guarantee Schemes Directive 2014/49/EU (the “recast DGSD”) was published in the Official Journal of the EU, which replaced Directive 94/19/EC on Deposit Guarantee Schemes. As required by the recast DGSD, the UK introduced a compliant deposit guarantee scheme (“DGS”) that:

•	gives a preference in liquidation or resolution to deposits made by retail customers and SMEs over other senior creditors;
188

RISK FACTORS

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

In addition, the GDPR requires the Group to afford greater transparency and control to customers over how their personal data is used, stored and shared which may limit the extent to which customer data can be used to support the Group using its strategic objectives. Failure to comply may erode customer trust and result in regulatory fines.

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

The Group increased provisions for expected PPI costs by a further £1.3 billion in 2017, of which £0.6 billion was in the fourth quarter. This brings the total amount provided for at the end of 2017 to £18.7 billion, of which £2.4 billion remains unutilised relating to complaints and administration costs. Provisions have not been taken where no obligation (as defined in IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”)) has been established, whether associated with a known or potential future litigation or regulatory matter. Accordingly, an adverse decision in any such matters could result in significant losses to the Group which have not been provided for. Such losses would have an adverse impact on the Group’s financial condition and operations.

In November 2014, the UK Supreme Court ruled in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (“Plevin”) that failure to disclose to a customer a “high” commission payment on a single premium PPI policy sold with a consumer credit agreement created an unfair relationship between the lender and the borrower under s140 of the Consumer Credit Act 1974. It did not define a tipping point above which commission was deemed “high”. The disclosure of commission was not a requirement of the FSA’s (now FCA’s) Insurance: Conduct of Business sourcebook rules for the sale of general insurance (including PPI). Permission to appeal the redress outcome in the Plevin case was refused by the Court of Appeal in July 2015 and by the President of the Family Division in November 2015.

In November 2015 and August 2016, the FCA consulted on the introduction of a two year industry deadline by which consumers would need to make their PPI complaints or lose their right to have them assessed, and proposed rules and guidance about how firms should handle PPI complaints fairly in light of the Plevin judgment discussed above. On 2 March 2017, the FCA confirmed the deadline would be 29 August 2019. The FCA’s new rules to address Plevin commenced on 29 August 2017. The industry deadline applies to the handling of these complaints. It is anticipated that the introduction of an industry deadline could encourage eligible consumers to bring their claims earlier than would have otherwise been expected during such period in the absence of an industry deadline for having complaints assessed. The new rules could have a material adverse effect on the Group’s reputation, business, financial condition, results of operations and prospects.

BUSINESS AND ECONOMIC RISKS

The Group’s businesses are subject to inherent and indirect risks arising from general macro-economic conditions in the UK, the U.S., the Eurozone, Asia and globally, and any resulting instability of financial markets or banking systems.

The Group’s businesses are subject to inherent and indirect risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the UK, where the Group’s earnings are predominantly generated and the Group’s operations are increasingly concentrated following the strategic reduction of its international presence. The Group may have credit exposure in countries outside the UK even if it does not have direct exposure or a presence in such countries. Any significant macro-economic deterioration in the UK and/or other economies could have a material adverse effect on the results of operations, financial condition or prospects of the Group, as could continued or increasing political uncertainty within the UK and the EU. The profitability of the Group’s businesses could be affected by market factors such as the deterioration of UK economic growth significantly below long-term average levels, rising unemployment, reduced corporate profitability, reduced personal income levels (in real terms), inflationary pressures, including those arising from the sterling’s depreciation, reduced UK Government and/or consumer expenditure, changes in interest rates (and the timing, quantum and pace of those changes as well as the possibility of further reductions in interest rates, including negative interest rates or of unexpected increases in interest rates which may have a detrimental effect on the Group’s customers and their ability to service interest), increased personal, corporate or SME insolvency rates, borrowers’ reduced ability to repay loans and increased tenant defaults which could cause prices of residential or commercial real estate or other asset prices to fall, thereby reducing the collateral value on many of the Group’s assets, fluctuations in commodity prices, changes in foreign exchange rates; or a marked deterioration in global economic growth reflecting the high levels of debt that have built up in some emerging economies, most notably China. These, in turn, could cause increased impairments and/or fair value adjustments.

In addition to the possibility of macro-economic deterioration, any increase of financial market instability including any increase in credit spreads, increase or reduction in interest rates, including negative interest rates, and general illiquidity within the markets that the Group uses for hedging or bond issuances may represent further risk to the Group’s business. The outlook for global growth remains uncertain due to issues such as geopolitical tensions (e.g. Middle Eastern instability and rising tensions in the Korean Peninsula), the impact of economic policies of foreign governments, continued divergence in economic performance between countries within the Eurozone, and the slow-down of economic growth rates in emerging markets generally and China in particular. The Group has significant exposures, particularly by way of loans, in a number of overseas jurisdictions and is therefore subject to various risks relating to the stability of these financial markets. The global financial system has suffered considerable turbulence and uncertainty in recent years and, despite recent growth in the Eurozone and other advanced economies, the outlook for the global economy over the near to medium term remains uncertain. See also “—Business and Economic Risks— Political, legal, regulatory, constitutional and economic uncertainty arising from the outcome of the referendum on the UK’s membership of the EU could adversely impact the Group’s business, results of operations, financial condition and prospects” below.

RISK FACTORS

In the Eurozone, while the pace of economic recovery has lagged behind that of other advanced countries following the global recession, the region is now experiencing a solid recovery. Nevertheless, high levels of private and public debt, outstanding weaknesses in the financial sector and reform fatigue remain a concern and the timing and pace of the European Central Bank’s withdrawal of monetary stimulus could cause market volatility. In addition, increased political uncertainty in the Eurozone, and fragmentation risk in the EU and UK, could create financial instability and have a negative impact on the Eurozone and global economies. Any of these risks could weaken the UK’s economic prospects, given the extensive economic and financial linkages between the UK and the Eurozone.

The uncertainty around the economic policies of foreign governments could create additional uncertainty for the global economic outlook. For example, in the U.S., whilst it is possible that the current administration’s economic policies might have an adverse effect on U.S. and global growth as well as global trade prospects, it is also possible that expansionary policies could boost growth temporarily at a time of limited spare capacity resulting in higher U.S. inflation and interest rates which could in turn significantly impact global investor risk appetite, sparking elevated financial market volatility and a tightening of financial conditions.

In addition, developing macro-economic uncertainty in emerging markets, in particular the high and growing level of debt in China and the risk of a sharp slowdown in Chinese economic growth, which may be exacerbated by attempts to de-risk its highly leveraged economy, or a devaluation of the Renminbi could pose threats to global economic recovery. External debt levels are higher now in emerging markets than before the global financial crisis, which could lead to higher levels of defaults and non-performing loans, in particular in an environment of rising interest rates. Financial markets may experience renewed periods of volatility, especially given the recent instability in oil and other commodity prices impacting corporates and emerging markets dependent on the oil and gas sector, creating the potential for a return of contagion between countries and banking systems which may place new strains on funding markets.

The Group has credit exposure to SMEs and corporates, financial institutions, sovereigns and securities which may have material direct and indirect exposures in Eurozone countries, the U.S. and other countries.

Any default on the sovereign debt of a Eurozone country and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could have a material adverse effect on the Group’s business. The exit of any member state from the European Monetary Union (the “EMU”) could result in deterioration in the economic and financial environment in the UK and the Eurozone that would materially affect the capital and the funding position of participants in the banking industry, including the Group. This could also give rise to operational disruptions to the Group’s business.

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

The effects on the UK, European and global economies of the exit of one or more EU member states from the EMU, or the redenomination of financial instruments from the Euro to a different currency, are extremely uncertain and very difficult to predict and protect fully against in view of: (i) the potential for economic and financial instability in the Eurozone and possibly in the UK; (ii) the lasting impact on governments’ financial positions of the global financial crisis; (iii) the uncertain legal position; and (iv) the fact that many of the risks related to the business are totally, or in part, outside the control of the Group. However, if any such events were to occur, they may result in: (a) significant market dislocation; (b) heightened counterparty risk; (c) an adverse effect on the management of market risk and, in particular, asset and liability management due, in part, to redenomination of financial assets and liabilities; (d) an indirect risk of counterparty failure; or (e) further political uncertainty in the UK, any of which could have a material adverse effect on the results of operations, financial condition or prospects of the Group. Any adverse changes affecting the economies of the countries in which the Group has significant direct and indirect credit exposures, including those discussed above and any further deterioration in global macro-economic conditions, could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

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

A process of negotiation is on-going to determine the terms of the UK’s exit from the EU, and to set the framework for future discussions on the terms of the UK’s relationship with the EU. The uncertainty regarding the timing of, and the process for, the UK’s exit from the EU before, during and after the period of negotiation could have a negative economic impact and result in further volatility in the markets which could in turn adversely impact the Group’s business, results of operations, financial condition and prospects.

The effects on the UK, European and global economies of the uncertainties arising from the results of the referendum and the process of the UK’s exit from the EU are difficult to predict but may include economic and financial instability in the UK, Europe and the global economy and the other types of risks described in “—The Group’s businesses are subject to inherent and indirect risks arising from general macro-economic conditions in the UK, the U.S., the Eurozone, Asia and globally, and any resulting instability of financial markets or banking systems” above.

Under Article 50 of the Treaty on European Union (“Article 50”) once the exit process is triggered by the withdrawing member state, a two-year period of negotiation begins to determine the terms of the withdrawing member’s exit from the EU with reference to the planned post-exit relationship, after which period its EU membership ceases unless the European Council, together with the withdrawing member, unanimously decides to extend this period.

Following the UK Government’s decision to invoke Article 50 on 29 March 2017, it is expected that the UK will leave the EU in March 2019, although this deadline could be extended or a transitional arrangement put in place, subject to agreement by all EU member states. Negotiations relating to the terms of the UK’s relationship with the EU are likely to extend beyond the two-year period set forth therein which could create additional volatility in the markets and have an adverse impact on the Group’s profitability. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain, and will be impacted by the stance the current UK government and the other EU Member

RISK FACTORS

States adopt, which may be fluid. In addition, an unfavourable outcome of negotiations relating to the UK’s exit from the EU is likely to create further volatility in the markets which could in turn adversely impact the Group’s business, results of operations, financial condition and prospects.

The UK general election held on 8 June 2017 resulted in a minority government. The UK political environment remains fragile, heightened by the EU exit negotiations.

Furthermore, any uncertainty in the UK arising from the UK leaving the EU could be exacerbated by the re-emergence of the possibility of a further Scottish independence referendum. This could cause further uncertainty and risks to the Group.

The longer term effects of the UK’s expected exit from the EU are difficult to predict but could include further financial instability and slower economic growth, in the UK in particular, but also in Europe and the global economy. In the event of any substantial weakening in economic growth, the possible policy of decreases in interest rates by the Bank of England or sustained low or negative interest rates would put further pressure on the Group’s interest margins and adversely affect the Group’s profitability and prospects. Furthermore, such market conditions may also result in an increase in the Group’s pension deficit.

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

Quantitative easing measures implemented by major central banks, adopted alongside record low interest rates to support recovery from the global financial crisis, have arguably helped loosen financial conditions and reduce borrowing costs. These measures may have led to the emergence of high liquidity and valuations for asset classes that are both vulnerable to rapid price corrections as financial conditions tighten, potentially causing losses to investors and increasing the risk of default on the Group’s exposure to these sectors.

The U.S. Federal Reserve has been gradually increasing its policy interest rates since December 2015 and these are expected to remain on a tightening trajectory. The Bank of England raised UK interest rates from 0.25 per cent to 0.5 per cent in November 2017 and has signalled that UK interest rates may rise at a faster pace than previously anticipated. Some other major central banks, such as the Bank of Canada, are also on a tightening cycle, but the withdrawal of accommodative policies in the Eurozone and in Japan is expected to be somewhat slower.

Although uncertainty remains about the timing of any increases by central banks, it is possible that any increase in interest rates may lead to increasing levels of defaults by the Group’s customers. Monetary policy has been highly accommodative in recent years, further supported by the Bank of England and HM Treasury “Funding for Lending” scheme, the “Help to Buy” scheme, the “Term Funding Scheme” and the purchase of corporate bonds in the UK, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. Such a long period of stimulus has increased uncertainty over the impact of its reduction, including the possibility of a withdrawal of such programmes which could lead to a risk of higher borrowing costs in wholesale markets, generally weaker than expected growth, or even contracting gross domestic product (“GDP”), reduced business and consumer confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation and falling property prices in the markets in which the Group operates, and consequently to an increase in delinquency rates and default rates among its customers. Similar risks result from the low level of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective and economic growth weakens. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity. The adverse impact on the credit quality of the Group’s customers and counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets and higher levels of impairment allowances, which could have an adverse effect on the Group’s operations, financial condition or prospects.

Accommodative credit conditions in some areas of the world since the global financial crisis have led to a further build-up of debt, with private sector corporate debt in emerging markets growing particularly quickly. Emerging market currency depreciation and rising U.S. interest rates could result in increasing difficulties in servicing this increased debt, especially debt that is denominated in U.S. dollars, possibly leading to debt defaults, which may negatively affect economic growth in emerging markets or globally.

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

RISK FACTORS

customers in response to changes in official and wholesale market rates. The Group will continue to face interest rate margin compression in the prolonged low (or negative) interest rate environment and the yield on its structural hedge will reduce as reinvestment is undertaken at lower rates.

The insurance business of the Group is exposed indirectly to equity and credit markets through the value of future management charges on policyholder funds. Credit spread risk within insurance primarily arises from bonds and loans used to back annuities. The performance of the investment markets will thus have a direct impact upon the profit from investment contracts and on the insurance value in force (“VIF”) and the Group’s operating results, financial condition or prospects.

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

In circumstances where fair values are determined using financial valuation models, the Group’s valuation methodologies may require it to make assumptions, judgments and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain. This is particularly relevant in light of uncertainty as to the strength of the global economic recovery and continuing downside risks and may be amplified during periods of market volatility and illiquidity. Any consequential impairments, write-downs or adjustments could have a material adverse effect on the Group’s operating results, capital ratios, financial condition or prospects.

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

The markets for UK financial services, and the other markets within which the Group operates, are competitive, and management expects such competition to continue or intensify. This expectation is due to competitor behaviour, new entrants to the market (including a number of new retail banks as well as non-traditional financial services providers), consumer demand, technological changes such as the growth of digital banking, and the impact of regulatory actions and other factors. The Group’s financial performance and its ability to maintain existing or capture additional market share depends significantly upon the competitive environment and management’s response thereto.

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

The Competition and Markets Authority (the “CMA”) launched a full market investigation into competition in the SME banking and personal current account (“PCA”) markets in November 2014 published its final report on 9 August 2016, and published the Retail Banking Market Investigation Order 2017 on 2 February 2017. The key final remedies include: the introduction of “Open Banking”, the publication of service quality information and customer information prompts. Recommendations were also made regarding improvements to current account switching, monthly maximum charges for PCA overdraft users, overdraft notifications and additional measures to assist small business in comparing the different products available.

The FCA launched its Strategic Review of Retail Banking Business Models in May 2017 to evaluate matters relating to competition and conduct and issued a Purpose and Scope Paper in October 2017. This review is intended to ensure that the FCA’s regulatory approach remains fit for purpose. The outcomes of the review may have a significant impact on the Group’s current business model depending on the findings and recommendations made.

Recent political debate on the reform of the UK banking markets, other current or potential competition reviews, the payment systems regulator and the FCA statutory objective to promote competition, along with concurrent competition powers, may lead to proposals or initiatives to reduce regulators’ competition concerns, and for greater UK Government and regulatory scrutiny in the future that may impact the Group further. Additionally, the Group may be affected by changes in regulatory oversight following the pension review recommended by the Department for Work and Pensions. For more information on the Group’s regulatory environment, see “— Regulation—Other Bodies Impacting the Regulatory Regime”.

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

The Group’s success depends on its ability to attract, retain and develop high calibre talent. The Group’s achievement of this aim may be impacted by the introduction of the SMCR. The SMCR includes a criminal offence of reckless misconduct, a statutory “duty of responsibility” to take reasonable steps to prevent regulatory breaches occurring or continuing in the area of the firm for which they have responsibility and increasing use of senior management attestations. In addition, the limits on variable pay and “clawback” requirements which were introduced pursuant to CRD IV in the UK may put the Group at a competitive disadvantage compared to companies who are not subject to such restrictions. In addition, macro-economic conditions and negative media attention on the financial services industry may adversely impact employee retention, colleague sentiment and engagement.

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

Specifically, failure to develop, deliver or maintain effective IT solutions in line with the Group’s operating environment could have a material adverse impact on customer service and business operations. Any prolonged loss of service availability could damage the Group’s ability to service its customers, could result in compensation costs and could cause long-term damage to the Group’s business and brand. Furthermore, failure to protect the Group’s operations from increasingly sophisticated cyber-attacks could result in the loss and/or corruption of customer data or other sensitive information. This could be exacerbated by the increase in data protection requirements as a result of GDPR. The resilience of the Group’s IT infrastructure is of critical importance to the Group; accordingly, significant investment has been, and will continue to be, made in IT infrastructure and supporting capabilities to ensure its resilience and subsequently the delivery of services to customers. The Group continues to invest in IT, cyber and information security control environments, including activity on user access management and network security controls to address evolving threats. The Group maintains contingency plans for a range of Group specific and industry wide IT failure and cyber-attack scenarios.

The Group adopts a risk based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. This approach drives a continual programme of prioritised enhancements to the Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group’s commercial interests and reputation, comply with legal requirements and meet regulatory expectations. The Group also plays an active role with other financial institutions, industry bodies and enforcement agencies in identifying and combatting fraud. The Group’s fraud awareness programme remains a key component of its fraud control environment. Although the Group devotes significant resources to maintain and regularly update the processes and systems that are designed to protect the security of the Group’s systems, software, networks and other technology assets, there is no assurance that all of the Group’s security measures will provide absolute security. Any damage to the Group’s reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in Group systems, processes or security could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

Third parties upon which the Group relies for important products and services could also be sources of operational risk, specifically with regard to security breaches affecting such parties. Many of the operational risks described above also apply when the Group relies on outside suppliers or vendors to provide key components of its business infrastructure. The Group may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. Additionally, any problems caused by these third parties, including as a result of their not providing the Group their services for any reason, their performing their services poorly, or employee misconduct, could adversely affect the Group’s ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors or moving critical services from one provider to another could also entail significant delays and expense.

Notwithstanding anything in this risk factor, this risk factor should not be taken as implying that either the Company or any relevant company within the Group will be unable to comply with its obligations as a company with securities admitted to the Official List or as a supervised firm regulated by the FCA and/or the PRA.

The Group’s business is subject to risks related to cybercrime.

The Group relies on the effectiveness of its Group Information and Cyber Security Policy and associated procedures, infrastructure and capabilities to protect the confidentiality and integrity of information held on its IT infrastructure and the infrastructure of third parties on whom the Group relies. The Group also takes protective measures against attacks designed to impact the availability of critical business processes to its customers. In certain international locations, there are additional regulatory requirements that must be followed for business conducted in that jurisdiction. In the U.S., for example, the Company was required from February 2018 to formally attest that it complies with specific cyber-security requirements put forth by the New York State Department of Financial Services in Part 500 of Title 23 of the Official Compilation of Codes, Rules and Regulations of the State of New York.

Despite preventative measures, the Group’s IT infrastructure, and that of third parties on whom the Group relies, may be vulnerable to cyber-attacks, malware, denial of services, unauthorised access and other events that have a security impact. Such an event may impact the confidentiality or integrity of the Group’s or its clients’, employees’ or counterparties’ information or the availability of services to customers. As a result of such an event or a failure in the Group’s cyber security policies, the Group could experience material financial loss, loss of competitive position, regulatory actions, breach of client contracts, reputational harm or legal liability, which, in turn, could have a material adverse effect on the Group’s results of operations, financial condition or prospects. The Group may be required to spend additional resources to modify its protective measures or to investigate and remediate vulnerabilities

RISK FACTORS

or other exposures, and it may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that it maintains. The Group is committed to continued participation in industry-wide activity relating to cyber risk. This includes working with relevant regulatory and government departments to evaluate the approach the Group is taking to mitigate this risk and sharing relevant information across the financial services sector.

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

The Group has adopted policies and enhanced its procedures aimed at detecting and preventing the use of its banking network and services for money laundering, financing terrorism, tax evasion, human trafficking, modern day slavery and related activities, applying systems and controls on a risk-based approach throughout its businesses and operations, including through its Financial Intelligence Unit and its interactions with external agencies and other financial institutions. These controls, however, may not completely eliminate instances where third parties seek to use the Group’s products and services to engage in illegal or improper activities. In addition, while the Group reviews its relevant counterparties’ internal policies and procedures with respect to such matters, the Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using the Group (and its relevant counterparties) as a conduit for money laundering and terrorist financing (including illegal cash operations) without the Group’s (and its relevant counterparties’) knowledge. If the Group is associated with, or even accused of being associated with, or becomes a party to, money laundering or terrorist financing, the Group’s reputation could suffer and/or it could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with the Group), any one of which could have a material adverse effect on the Group’s operating results, financial condition and prospects.

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

In order to maintain and enhance the Group’s strategic position, it continues to invest in new initiatives and programmes. The Group acknowledges the challenges faced with delivering these initiatives and programmes alongside the extensive agenda of regulatory and legal changes whilst enhancing systems and controls. In the development of the Group’s strategy, the Group considers these demands against its capacity to ensure successful delivery for both customers and shareholders. The Group’s new strategic plan provides flexibility through a broad range of initiatives with priorities frequently reviewed to adapt to the external environment, where necessary.

As the Group continues to deliver this strategy there is considerable focus on digitisation and ensuring the Group meets customer demands through digital and mobile platforms. This approach will support the Group in achieving its cost targets.

The successful completion of these programmes and the Group’s other strategic initiatives requires ongoing subjective and complex judgments, including forecasts of economic conditions in various parts of the world, and can be subject to significant execution risks. For example, the Group’s ability to execute its strategic initiatives successfully may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in the Group’s management or operational capacity or significant and unexpected regulatory change in countries in which the Group operates.

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

The Group may from time to time undertake acquisitions as part of its growth strategy, which could subject the Group to a number of risks, such as: (i) the rationale and assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) the Group may fail to successfully integrate any acquired business, including its technologies, products and personnel; (iii) the Group may fail to retain key employees, customers and suppliers of any acquired business; (iv) the Group may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavourable terms and conditions; (v) the Group may fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; and (vi) it may be necessary to obtain regulatory and other approvals in connection with certain acquisitions and there can be no assurance that such approvals will be obtained and even if granted, that there will be no burdensome conditions attached to such approvals, all of which could materially and adversely affect the Group’s results of operations, financial conditions or prospects.

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

In recent years, the Group has also made use of central bank funding schemes such as the Bank of England’s Term Funding Scheme and Funding for Lending Scheme. Following the closures of these Schemes, the Group will have to replace matured central bank scheme funding, which could cause an increased dependence on term funding issuances. If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or the Group’s credit ratings are downgraded, it is likely that wholesale funding will prove more difficult to obtain. Such increased refinancing risk, in isolation or in concert with the related liquidity risks noted above, could have a material adverse effect on the Group’s profitability and, in the longer term under extreme and unforeseen circumstances, its ability to meet its financial obligations as they fall due.

The Group’s borrowing costs and access to the capital markets are dependent on a number of factors, including any reduction in the Group’s longer-term credit rating, and increased costs or reduction in access could materially adversely affect the Group’s results of operations, financial condition or prospects.

A reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience could significantly increase its borrowing costs and limit its issuance capacity in the capital markets. As an indicator, during 2017, the spread between an index of “A” rated long-term senior unsecured bank debt and an index of similar “BBB” rated bank debt, both of which are publicly available, has averaged 33 basis points. The applicability to and implications for the Group’s funding cost would depend on the type of issuance and prevailing market conditions. The impact on the Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

Rating agencies regularly evaluate the Group and the Company, and their ratings of longer-term debt are based on a number of factors, including the Group’s financial strength as well as factors not entirely within the Group’s control, including conditions affecting the financial services industry generally. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the Group or the Company will maintain their current ratings. Downgrades of the Group’s longer-term credit rating could lead to additional collateral posting and cash outflow. The effects of a potential downgrade from all three rating agencies are included in the Group liquidity stress testing. As at 31 December 2017, a hypothetical instantaneous two notch downgrade of the Group’s current long-term credit rating and accompanying short-term downgrade implemented simultaneously by all major rating agencies could result in a contractual outflow of £1.1 billion of cash over a period of up to one year, £2.0 billion of collateral posting related to customer financial contracts and £5.9 billion of collateral posting associated with secured funding, calculated on an unaudited basis.

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

If the Group has or is perceived to have a shortage of capital then it may be subject to regulatory interventions and sanctions and may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive. Depending on the extent of any actions to improve the capital position there could be a material adverse effect on the Group’s business, including its operating results, financial condition and prospects. This, in turn, may affect the Group’s capacity to continue its business operations, pay future dividends and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential. If, in response to such shortage, the Group raises additional capital through the issuance of share capital, existing shareholders may experience a dilution of their holdings. If a capital or debt instrument is converted to share capital as a result of a trigger within the contractual terms of the instrument or through the exercise of statutory powers then, depending upon the terms of the conversion, existing shareholders may experience a dilution of their holdings. Separately, the Group may address a shortage of capital by taking action to reduce leverage and/or risk-weighted assets or by business disposals. Such actions may impact the profitability of the Group.

A shortage of capital could arise from:

•	a depletion of the Group’s capital resources through increased costs or liabilities and reduced asset values which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks; and/or

•	an increase in the amount of capital that is needed to be held. This might be driven by a change to the actual level of risk faced by the Group or to changes in the minimum levels required by legislation or by the regulatory authorities.

Risks associated with the regulatory framework are described below:

Within the prevailing UK regulatory capital framework, the Group is subject to extensive regulatory supervision in relation to the levels of capital in its business. New or revised minimum and buffer capital requirements (including systemic and/or countercyclical capital requirements) could be applied and/or the manner in which existing regulatory requirements are applied to the Group could be changed by the regulatory authorities. For example:

•	Some of the Group’s risk-weighted assets are calculated from the Group’s approved models. These are subject to regular review on a rolling basis to ensure that they remain appropriate in prevailing economic and business conditions. In addition, ongoing proposals from the Basel Committee, the EBA and the PRA may result in changes to the Group’s approved models, specifically in relation to changes in how firms model probability of default and Loss Given Default within capital models. These reviews and model implementation may lead to increased levels of risk-weighted assets and/or expected loss, which would lower reported capital ratios.

•	The minimum capital requirements derived from risk-weighted assets are supplemented by the PRA, under Pillar 2 of the regulatory capital framework, through bank specific additional minimum requirements (informed by the Group’s Internal Capital Adequacy Assessment Process (ICAAP) and with effect from 1 January 2018 set through the PRA’s Total Capital Requirement (formerly the Individual Capital Guidance)) and through buffer requirements (informed by the outcome of PRA stress testing and which may include an additional buffer to cover the risk posed by any weaknesses in risk management and governance). There is a risk that through these Pillar 2 processes the PRA may require the Group to hold more capital than is currently planned.

•	Regulatory capital requirements are applied to individually regulated firms in the Group, and from 1 January 2019 will also be applied to the RFB sub-group. There is a risk that the amount of capital needed to meet the regulatory capital requirements and buffers of the constituent parts of the Group is more than the amount needed to meet the regulatory capital requirements and buffers applied to the Group as a whole, and so the Group may be required to hold more capital than is currently planned.

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

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgments and estimates, which include impairment losses on loans and receivables, valuation of financial instruments, pensions, insurance and taxation as set out in the Company’s 2017 Annual Report in “Note 3 to the consolidated financial statements—Critical accounting estimates and judgments”.

The consolidated financial statements are prepared using judgments, estimates and assumptions based on information available at the reporting date. If one or more of these judgments, estimates and assumptions is subsequently revised as a result of new factors or circumstances emerging, there could be a material adverse effect on the Group’s results of operations, financial condition or prospects and a corresponding impact on its funding requirements and capital ratios.

In July 2014, the International Accounting Standards Board (the “IASB”) published a new accounting standard for financial instruments (IFRS 9) that will introduce a new model for recognising and measuring impairment based on expected credit losses, rather than an incurred loss model currently applied under IAS 39 (Financial Instruments: “Recognition and Measurement”), resulting in earlier recognition of credit losses. The changes will result in the recognition of an increase in the Group’s balance sheet provisions for credit losses by approximately £1.3 billion on 1 January 2018 and will therefore negatively impact the Group’s regulatory capital position. The European Commission has implemented transitional arrangements to mitigate the full impact of IFRS 9 expected credit losses on regulatory capital over a five year transition period, commencing 1 January 2018.

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

The ability of the Company’s subsidiaries (including subsidiaries incorporated outside the UK) to pay dividends and the Company’s ability to receive distributions from its investments in other entities will also be subject not only to their financial performance but also to applicable local laws and other restrictions. These restrictions could include, among others, any regulatory requirements, leverage requirements, any statutory reserve requirements and any applicable tax laws. There may also be restrictions as a result of current or forthcoming local ring-fencing requirements, including those relating to the payment of dividends and the maintenance of sufficient regulatory capital on a sub-consolidated basis at the level of the RFB, see “—The Group is subject to the risk of having insufficient capital resources”. These laws and restrictions could limit the payment of dividends and distributions to the Company by its subsidiaries and any other entities in which it holds an investment from time to time, which could restrict the Company’s ability to meet its obligations and/or to pay dividends.

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

The Company’s ability to pay dividends may be adversely affected by the performance of the Group’s business in general, factors affecting its financial position (including capital, funding, liquidity and leverage), the economic environment in which the Group operates, the contractual terms of certain of the Group’s regulatory capital securities and other factors outside of the Group’s control, which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks described herein, many of which may impact the amount of capital that is generated over the course of the year.

As the parent company of a banking group, the Company’s ability to pay dividends in the future is also dependent on the maintenance of an adequate level of regulatory capital. The Company’s ability to pay dividends may be affected by minimum regulatory requirements applied to the Group, imposed by the PRA under the CRD IV requirements as implemented in the UK. The Group is also required by the PRA to maintain a number of regulatory capital buffers which may adversely impact the Company’s ability to distribute its reserves. The level at which these buffers may be set is determined by the CRD IV rules and the requirements of the PRA buffer. Often, the PRA notifies the Company of minimum regulatory capital requirements applicable to the Group for the coming year only a short time ahead of the Company’s dividend declaration for the prior year. This means that neither the Board nor the Company’s investors may be able to accurately predict the Company’s ability to pay dividends. For further detail on the potential impact of these requirements on the Company’s ability to pay dividends on its ordinary shares, see “—Regulatory and Legal Risks—The Group faces risks associated

RISK FACTORS

with an uncertain and rapidly evolving international prudential, legal and regulatory environment” and “—Financial soundness-related Risks—The Group is subject to the risk of having insufficient capital resources”.

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

Tax risk is the risk associated with changes in taxation rates, applicable tax laws, misinterpretation of such tax laws, disputes with relevant tax authorities in relation to historic transactions, or conducting a challenge to a relevant tax authority. Failure to manage this risk adequately could cause the Group to suffer losses due to additional tax charges and other financial costs including penalties. Such failure could lead to adverse publicity, reputational damage and potentially costs materially exceeding current provisions, in each case to an extent which could have an adverse effect on the Group’s results of operations, financial condition or prospects.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and / or results of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of Lloyds Banking Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; Lloyds Banking Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by Lloyds Banking Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to Lloyds Banking Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside Lloyds Banking Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside Lloyds Banking Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of Lloyds Banking Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by Lloyds Banking Group’s directors, management or employees including industrial action; changes to Lloyds Banking Group’s post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by Lloyds Banking Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

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

LLOYDS BANKING GROUP STRUCTURE

The following is a list of the significant subsidiaries of Lloyds Banking Group plc at 31 December 2017.

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

* Indirect interest

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Lloyds Banking Group plc

OPINIONS ON THE FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited the accompanying consolidated balance sheets of Lloyds Banking Group plc and its subsidiaries as of 31 December 2017 and 31 December 2016, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

BASIS FOR OPINIONS

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management Report on Internal Control over Financial Reporting appearing on page 164 of the 2017 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

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

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

9 March 2018

We have served as the Company’s auditor since 1995.

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

		2017	2016	2015
	Note	£ million	£ million	£ million
Interest and similar income		16,006	16,620	17,615
Interest and similar expense		(5,094)	(7,346)	(6,297)
Net interest income	5	10,912	9,274	11,318
Fee and commission income		2,965	3,045	3,252
Fee and commission expense		(1,382)	(1,356)	(1,442)
Net fee and commission income	6	1,583	1,689	1,810
Net trading income	7	11,817	18,545	3,714
Insurance premium income	8	7,930	8,068	4,792
Other operating income	9	1,995	2,035	1,516
Other income		23,325	30,337	11,832
Total income		34,237	39,611	23,150
Insurance claims	10	(15,578)	(22,344)	(5,729)
Total income, net of insurance claims		18,659	17,267	17,421
Regulatory provisions		(2,165)	(2,374)	(4,837)
Other operating expenses		(10,181)	(10,253)	(10,550)
Total operating expenses	11	(12,346)	(12,627)	(15,387)
Trading surplus		6,313	4,640	2,034
Impairment	12	(688)	(752)	(390)
Profit before tax		5,625	3,888	1,644
Tax expense	13	(1,728)	(1,724)	(688)
Profit for the year		3,897	2,164	956

Profit attributable to ordinary shareholders		3,392	1,651	466
Profit attributable to other equity holders[1]		415	412	394
Profit attributable to equity holders		3,807	2,063	860
Profit attributable to non-controlling interests		90	101	96
Profit for the year		3,897	2,164	956

Basic earnings per share	14	4.9p	2.4p	0.8p
Diluted earnings per share	14	4.8p	2.4p	0.8p

1	The profit after tax attributable to other equity holders of £415 million (2016: £412 million; 2015: £394 million) is partly offset in reserves by a tax credit attributable to ordinary shareholders of £102 million (2016: £91 million; 2015: £80 million).

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December

	2017	2016	2015
	£ million	£ million	£ million
Profit for the year	3,897	2,164	956
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	628	(1,348)	(274)
Tax	(146)	320	59
	482	(1,028)	(215)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	(55)	–	–
Tax	15	–	–
	(40)	–	–

Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfer from held-to-maturity portfolio	–	1,544	–
Change in fair value	303	356	(318)
Income statement transfers in respect of disposals	(446)	(575)	(51)
Income statement transfers in respect of impairment	6	173	4
Tax	63	(301)	(6)
	(74)	1,197	(371)
Movement in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(363)	2,432	537
Net income statement transfers	(651)	(557)	(956)
Tax	283	(466)	7
	(731)	1,409	(412)
Currency translation differences (tax: nil)	(32)	(4)	(42)
Other comprehensive income for the year, net of tax	(395)	1,574	(1,040)
Total comprehensive income for the year	3,502	3,738	(84)

Total comprehensive income attributable to ordinary shareholders	2,997	3,225	(574)
Total comprehensive income attributable to other equity holders	415	412	394
Total comprehensive income attributable to equity holders	3,412	3,637	(180)
Total comprehensive income attributable to non-controlling interests	90	101	96
Total comprehensive income for the year	3,502	3,738	(84)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

at 31 December

		2017	2016
	Note	£ million	£ million
Assets
Cash and balances at central banks		58,521	47,452
Items in the course of collection from banks		755	706
Trading and other financial assets at fair value through profit or loss	15	162,878	151,174
Derivative financial instruments	16	25,834	36,138
Loans and receivables:
Loans and advances to banks		6,611	26,902
Loans and advances to customers	17	472,498	457,958
Debt securities		3,643	3,397
		482,752	488,257
Available-for-sale financial assets	21	42,098	56,524
Goodwill	23	2,310	2,016
Value of in-force business	24	4,839	5,042
Other intangible assets	25	2,835	1,681
Property, plant and equipment	26	12,727	12,972
Current tax recoverable		16	28
Deferred tax assets	36	2,284	2,706
Retirement benefit assets	35	723	342
Other assets	27	13,537	12,755
Total assets		812,109	817,793

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

at 31 December

Equity and liabilities	Note	2017 £ million	2016 £ million
Liabilities
Deposits from banks		29,804	16,384
Customer deposits	28	418,124	415,460
Items in course of transmission to banks		584	548
Trading and other financial liabilities at fair value through profit or loss	29	50,877	54,504
Derivative financial instruments	16	26,124	34,924
Notes in circulation		1,313	1,402
Debt securities in issue	30	72,450	76,314
Liabilities arising from insurance contracts and participating investment contracts	31	103,413	94,390
Liabilities arising from non-participating investment contracts	33	15,447	20,112
Other liabilities	34	20,730	29,193
Retirement benefit obligations	35	358	822
Current tax liabilities		274	226
Deferred tax liabilities	36	–	–
Other provisions	37	5,546	5,218
Subordinated liabilities	38	17,922	19,831
Total liabilities		762,966	769,328
Equity
Share capital	39	7,197	7,146
Share premium account	40	17,634	17,622
Other reserves	41	13,815	14,652
Retained profits	42	4,905	3,250
Shareholders’ equity		43,551	42,670
Other equity instruments	43	5,355	5,355
Total equity excluding non-controlling interests		48,906	48,025
Non-controlling interests		237	440
Total equity		49,143	48,465
Total equity and liabilities		812,109	817,793

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December

	Attributable to equity shareholders
					Other	Non-
	Share capital	Other	Retained		equity	controlling
	and premium	reserves	profits	Total	instruments	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Balance at 1 January 2017	24,768	14,652	3,250	42,670	5,355	440	48,465
Comprehensive income
Profit for the year	–	–	3,807	3,807	–	90	3,897
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	482	482	–	–	482
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(74)	–	(74)	–	–	(74)
Gains and losses attributable to own credit risk, net of tax	–	–	(40)	(40)	–	–	(40)
Movements in cash flow hedging reserve, net of tax	–	(731)	–	(731)	–	–	(731)
Currency translation differences (tax: £nil)	–	(32)	–	(32)	–	–	(32)
Total other comprehensive income	–	(837)	442	(395)	–	–	(395)
Total comprehensive income	–	(837)	4,249	3,412	–	90	3,502
Transactions with owners
Dividends	–	–	(2,284)	(2,284)	–	(51)	(2,335)
Distributions on other equity instruments, net of tax	–	–	(313)	(313)	–	–	(313)
Issue of ordinary shares	63	–	–	63	–	–	63
Movement in treasury shares	–	–	(411)	(411)	–	–	(411)
Value of employee services:
Share option schemes	–	–	82	82	–	–	82
Other employee award schemes	–	–	332	332	–	–	332
Changes in non-controlling interests	–	–	–	–	–	(242)	(242)
Total transactions with owners	63	–	(2,594)	(2,531)	–	(293)	(2,824)
At 31 December 2017	24,831	13,815	4,905	43,551	5,355	237	49,143

Further details of movements in the Group’s share capital, reserves and other equity instruments are provided in notes 39, 40, 41, 42 and 43.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity

for the year ended 31 December

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Non-controlling interests £ million	Total £ million
Balance at 1 January 2015	24,427	13,216	5,692	43,335	5,355	1,213	49,903
Comprehensive income
Profit for the year	–	–	860	860	–	96	956
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(215)	(215)	–	–	(215)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(371)	–	(371)	–	–	(371)
Movements in cash flow hedging reserve, net of tax	–	(412)	–	(412)	–	–	(412)
Currency translation differences (tax: £nil)	–	(42)	–	(42)	–	–	(42)
Total other comprehensive income	–	(825)	(215)	(1,040)	–	–	(1,040)
Total comprehensive income	–	(825)	645	(180)	–	96	(84)
Transactions with owners
Dividends	–	–	(1,070)	(1,070)	–	(52)	(1,122)
Distributions on other equity instruments, net of tax	–	–	(314)	(314)	–	–	(314)
Redemption of preference shares	131	(131)	–	–	–	–	–
Movement in treasury shares	–	–	(816)	(816)	–	–	(816)
Value of employee services:
Share option schemes	–	–	107	107	–	–	107
Other employee award schemes	–	–	172	172	–	–	172
Adjustment on sale of interest in TSB Banking Group plc	–	–	–	–	–	(825)	(825)
Other changes in non-controlling interests	–	–	–	–	–	(41)	(41)
Total transactions with owners	131	(131)	(1,921)	(1,921)	–	(918)	(2,839)
Balance at 31 December 2015	24,558	12,260	4,416	41,234	5,355	391	46,980
Comprehensive income
Profit for the year	–	–	2,063	2,063	–	101	2,164
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,028)	(1,028)	–	–	(1,028)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	1,197	–	1,197	–	–	1,197
Movements in cash flow hedging reserve, net of tax	–	1,409	–	1,409	–	–	1,409
Currency translation differences (tax: £nil)	–	(4)	–	(4)	–	–	(4)
Total other comprehensive income	–	2,602	(1,028)	1,574	–	–	1,574
Total comprehensive income	–	2,602	1,035	3,637	–	101	3,738
Transactions with owners
Dividends	–	–	(2,014)	(2,014)	–	(29)	(2,043)
Distributions on other equity	–	–	(321)	(321)	–	–	(321)
instruments, net of tax
Redemption of preference shares	210	(210)	–	–	–	–	–
Movement in treasury shares	–	–	(175)	(175)	–	–	(175)
Value of employee services:
Share option schemes	–	–	141	141	–	–	141
Other employee award schemes	–	–	168	168	–	–	168
Changes in non-controlling interests	–	–	–	–	–	(23)	(23)
Total transactions with owners	210	(210)	(2,201)	(2,201)	–	(52)	(2,253)
Balance at 31 December 2016	24,768	14,652	3,250	42,670	5,355	440	48,465

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flow statement

for the year ended 31 December

	Note		2017 £ million	2016 £ million	2015 £ million
Profit before tax			5,625	3,888	1,644
Adjustments for:
Change in operating assets	52(A	)	(15,492)	(12,218)	34,700
Change in operating liabilities	52(B	)	(4,282)	(2,659)	(11,985)
Non-cash and other items	52(C	)	11,982	13,885	(7,808)
Tax paid			(1,028)	(822)	(179)
Net cash (used in) provided by operating activities			(3,195)	2,074	16,372
Cash flows from investing activities
Purchase of financial assets			(7,862)	(4,930)	(19,354)
Proceeds from sale and maturity of financial assets			18,675	6,335	22,000
Purchase of fixed assets			(3,655)	(3,760)	(3,417)
Proceeds from sale of fixed assets			1,444	1,684	1,537
Acquisition of businesses, net of cash acquired	52(E	)	(1,923)	(20)	(5)
Disposal of businesses, net of cash disposed	52(F	)	129	5	(4,071)
Net cash provided by (used in) investing activities			6,808	(686)	(3,310)
Cash flows from financing activities
Dividends paid to ordinary shareholders			(2,284)	(2,014)	(1,070)
Distributions on other equity instruments			(415)	(412)	(394)
Dividends paid to non-controlling interests			(51)	(29)	(52)
Interest paid on subordinated liabilities			(1,275)	(1,687)	(1,840)
Proceeds from issue of subordinated liabilities			–	1,061	338
Proceeds from issue of ordinary shares			14	–	–
Repayment of subordinated liabilities			(1,008)	(7,885)	(3,199)
Changes in non-controlling interests			–	(8)	(41)
Net cash used in financing activities			(5,019)	(10,974)	(6,258)
Effects of exchange rate changes on cash and cash equivalents			–	21	2
Change in cash and cash equivalents			(1,406)	(9,565)	6,806
Cash and cash equivalents at beginning of year			62,388	71,953	65,147
Cash and cash equivalents at end of year	52(D	)	60,982	62,388	71,953

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

To improve transparency and ease of reference, certain disclosures required under IFRS have been included within the risk and renumeration disclosures on pages 36 to 108 and 117 to 137. These disclosures are covered by the Audit opinion (inclued on page F-2) where referenced as audited.

With effect from 1 January 2017 the Group has elected to early adopt the provision in IFRS 9 for gains and losses attributable to changes in own credit risk on financial liabilities designated at fair value through profit or loss to be presented in other comprehensive income. The impact has been to increase profit after tax and reduce other comprehensive income by £40 million in the year ended 31 December 2017; there is no impact on total liabilities or shareholders’ equity. Comparatives have not been restated.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2017 and which have not been applied inpreparing these financial statements are given in note 54.

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

Financial liabilities are derecognised when they are extinguished (i.e. when the obligation is discharged), cancelled or expire.

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

Classified at fair value through profit and loss: Other financial assets and liabilities at fair value through profit or loss are designated as such by management upon initial recognition. Such assets and liabilities are carried in the balance sheet at their fair value and gains and losses arising from changes in fair value together with interest coupons and dividend income are recognised in the income statement within net trading income in the period in which they occur, except that gains and losses attributable to changes in own credit risk on financial liabilities held at fair value through profit or loss are taken directly to other comprehensive income (see note 1). Financial assets and liabilities are designated at fair value through profit or loss on acquisition in the following circumstances:

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
F-11

Notes to the consolidated financial statements

Note 2: Accounting policies continued

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. Refer to note 48(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.

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

(5) SALE AND REPURCHASE AGREEMENTS (INCLUDING SECURITIES LENDING AND BORROWING)

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

(F) Derivative financial instruments and hedge accounting

Derivatives are classified as trading except those designated as effective hedging instruments which meet the criteria under IAS 39. All derivatives are recognised at their fair value. Derivatives are carried in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 48(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.

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

Notes to the consolidated financial statements

Note 2: Accounting policies continued

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

Notes to the consolidated financial statements

Note 2: Accounting policies continued

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

(L) Taxation

Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside the income statement (either in other comprehensive income, directly in equity, or through a business combination), in which case the tax appears in the same statement as the transaction that gave rise to it.

Current tax is the amount of corporate income taxes expected to be payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date.

Current tax includes amounts provided in respect of uncertain tax positions when management expects that, upon examination of the uncertainty by Her Majesty’s Revenue and Customs (HMRC) or other relevant tax authority, it is more likely than not that an economic outflow will occur. Provisions reflect management’s best estimate of the ultimate liability based on their interpretation of tax law, precedent and guidance, informed by external tax advice as necessary. Changes in facts and circumstances underlying these provisions are reassessed at each balance sheet date, and the provisions are re-measured as required to reflect current information.

For the Group’s long-term insurance businesses, the tax expense is analysed between tax that is payable in respect of policyholders’ returns and tax that is payable on the shareholders’ returns. This allocation is based on an assessment of the rates of tax which will be applied to the returns under the current UK tax rules.

Deferred tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences but not recognised for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognised on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised, and are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

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

Notes to the consolidated financial statements

Note 2: Accounting policies continued

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

Notes to the consolidated financial statements

Note 2: Accounting policies continued

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

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty in these financial statements, which together are deemed critical to the Group’s results and financial position, are as follows:

–	Allowance for impairment losses on loans and receivables (note 20);

–	Valuation of assets and liabilities arising from insurance business (notes 24 and 31);

–	Defined benefit pension scheme obligations (note 35);

–	Recoverability of deferred tax assets (note 36);

–	Payment protection insurance and other regulatory provisions (note 37); and

–	Fair value of financial instruments (note 48).

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

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of the following are excluded in arriving at underlying profit:

–	losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;

–	market volatility and asset sales, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses and insurance gross up;

–	the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;

–	restructuring costs, comprising costs relating to the Simplification programme and the costs of implementing regulatory reform and ring-fencing, the rationalisation of the non-branch property portfolio and the integration of MBNA;

–	TSB build and dual running costs and the loss relating to the TSB sale in 2015; and

–	payment protection insurance and other conduct provisions.

For the purposes of the underlying income statement, operating lease depreciation (net of gains on disposal of operating lease assets) is shown as an adjustment to total income.

As part of a Group restructuring during 2017:

–	the Consumer Finance division has now become part of Retail;

–	the Group’s UK wealth business, previously part of Retail, has been transferred to the Insurance division, now renamed Insurance and Wealth;

–	the Group’s International wealth business, previously part of Retail, has been transferred to the Commercial Banking division; and

–	the Group’s venture capital business, previously part of Commercial Banking, has been transferred to Other.

Comparatives have been restated accordingly. Following this restructuring, the Group’s activities are now organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth.

Retail offers a broad range of financial service products, including current accounts, savings, mortgages, motor finance and unsecured consumer lending to personal and small business customers.

Commercial Banking provides a range of products and services such as lending, transactional banking, working capital management, risk management and debt capital markets services to SMEs, corporates and financial institutions.

Insurance and Wealth offers insurance, investment and wealth management products and services.

Other includes certain assets previously reported as outside of the Group’s risk appetite and income and expenditure not attributed to divisions, including the costs of certain central and head office functions and the Group’s private equity business, Lloyds Development Capital.

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

	Retail £m	Commercial Banking £m	Insurance and Wealth £m	Other £m	Underlying basis total £m
Year ended 31 December 2017
Net interest income	8,706	3,086	133	395	12,320
Other income, net of insurance claims	2,217	1,761	1,846	381	6,205
Total underlying income, net of insurance claims	10,923	4,847	1,979	776	18,525
Operating lease depreciation[1]	(946)	(44)	–	(63)	(1,053)
Net income	9,977	4,803	1,979	713	17,472
Operating costs	(4,857)	(2,199)	(1,040)	(88)	(8,184)
Impairment (charge) credit	(717)	(115)	–	37	(795)
Underlying profit	4,403	2,489	939	662	8,493
External income	12,651	3,093	1,883	898	18,525
Inter-segment income	(1,728)	1,754	96	(122)	–
Segment underlying income, net of insurance claims	10,923	4,847	1,979	776	18,525
Segment external assets	349,116	174,081	151,986	136,926	812,109
Segment customer deposits	253,127	147,588	13,770	3,639	418,124
Segment external liabilities	258,423	223,543	157,824	123,176	762,966
Other segment items reflected in income statement above:
Depreciation and amortisation	1,545	259	197	369	2,370
Increase in value of in-force business	–	–	(165)	–	(165)
Defined benefit scheme charges	137	48	25	149	359
Other segment items:
Additions to fixed assets	2,431	107	274	843	3,655
Investments in joint ventures and associates at end of year	9	–	–	56	65

1 Net of profits on disposal of operating lease assets of £32 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Insurance and Wealth £m	Other £m	Underlying basis total £m
Year ended 31 December 2016[1]
Net interest income	8,073	2,934	80	348	11,435
Other income, net of insurance claims	2,162	1,756	1,939	208	6,065
Total underlying income, net of insurance claims	10,235	4,690	2,019	556	17,500
Operating lease depreciation[2]	(775)	(105)	–	(15)	(895)
Net income	9,460	4,585	2,019	541	16,605
Operating costs	(4,748)	(2,189)	(1,046)	(110)	(8,093)
Impairment (charge) credit	(654)	(17)	–	26	(645)
Underlying profit	4,058	2,379	973	457	7,867
External income	12,203	3,408	1,434	455	17,500
Inter-segment income	(1,968)	1,282	585	101	–
Segment underlying income, net of insurance claims	10,235	4,690	2,019	556	17,500
Segment external assets	338,939	187,405	154,782	136,667	817,793
Segment customer deposits	256,453	141,302	13,798	3,907	415,460
Segment external liabilities	264,915	230,030	160,815	113,568	769,328
Other segment items reflected in income statement above:
Depreciation and amortisation	1,343	313	169	555	2,380
Decrease in value of in-force business	–	–	472	–	472
Defined benefit scheme charges	141	49	31	66	287
Other segment items:
Additions to fixed assets	2,362	126	481	791	3,760
Investments in joint ventures and associates at end of year	6	–	–	53	59
1	Restated – see page F-18.
2	Net of profits on disposal of operating lease assets of £58 million.

	Retail £m	Commercial Banking £m	Insurance and Wealth £m	Other £m	Underlying basis total £m
Year ended 31 December 2015[1]
Net interest income	8,253	2,774	59	396	11,482
Other income, net of insurance claims	2,263	1,842	1,986	64	6,155
Total underlying income, net of insurance claims	10,516	4,616	2,045	460	17,637
Operating lease depreciation[2]	(720)	(30)	–	(14)	(764)
Net income	9,796	4,586	2,045	446	16,873
Operating costs	(4,958)	(2,225)	(954)	(174)	(8,311)
Impairment (charge) credit	(583)	22	(1)	(6)	(568)
TSB	–	–	–	118	118
Underlying profit	4,255	2,383	1,090	384	8,112
External income	12,217	3,364	2,155	(99)	17,637
Inter-segment income	(1,701)	1,252	(110)	559	–
Segment underlying income, net of insurance claims	10,516	4,616	2,045	460	17,637
Segment external assets	340,263	178,110	145,737	142,578	806,688
Segment customer deposits	261,646	140,675	14,477	1,528	418,326
Segment external liabilities	270,666	235,221	150,702	103,119	759,708
Other segment items reflected in income statement above:
Depreciation and amortisation	1,247	203	124	538	2,112
Decrease in value of in-force business	–	–	(162)	–	(162)
Defined benefit scheme charges	124	32	17	142	315
Other segment items:
Additions to fixed assets	2,133	155	343	786	3,417
Investments in joint ventures and associates at end of year	5	–	–	42	47
1	Restated – see page F-18.
2	Net of profits on disposal of operating lease assets of £66 million.
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

		Lloyds	Removal of:
		Banking Group statutory £m	Volatility and other items £m [1]	Insurance gross up £m [2]	PPI £m	Other conduct provisions £m	Underlying basis £m
Year ended 31 December 2017
Net interest income		10,912	228	1,180	–	–	12,320
Other income, net of insurance claims		7,747	(186)	(1,356)	–	–	6,205
Total income, net of insurance claims		18,659	42	(176)	–	–	18,525
Operating lease depreciation[3]			(1,053)	–	–	–	(1,053)
Net income		18,659	(1,011)	(176)	–	–	17,472
Operating expenses		(12,346)	1,821	176	1,300	865	(8,184)
Impairment		(688)	(107)	–	–	–	(795)
Profit		5,625	703	–	1,300	865	8,493

		Lloyds	Removal of:
		Banking Group statutory £m	Volatility and other items £m [4]	Insurance gross up £m [2]	PPI £m	Other conduct provisions £m	Underlying basis £m
Year ended 31 December 2016
Net interest income		9,274	263	1,898	–	–	11,435
Other income, net of insurance claims		7,993	121	(2,110)	–	61	6,065
Total income, net of insurance claims		17,267	384	(212)	–	61	17,500
Operating lease depreciation[3]			(895)	–	–	–	(895)
Net income		17,267	(511)	(212)	–	61	16,605
Operating expenses		(12,627)	1,948	212	1,350	1,024	(8,093)
Impairment		(752)	107	–	–	–	(645)
Profit		3,888	1,544	–	1,350	1,085	7,867

	Lloyds	Removal of:
	Banking Group statutory £m	Volatility and other items £m [5]	TSB £m [6]	Insurance gross up £m [2]	PPI £m	Other conduct provisions £m	Underlying basis £m
Year ended 31 December 2015
Net interest income	11,318	318	(192)	38	–	–	11,482
Other income, net of insurance claims	6,103	209	(31)	(126)	–	–	6,155
Total income, net of insurance claims	17,421	527	(223)	(88)	–	–	17,637
Operating lease depreciation[3]		(764)	–	–	–	–	(764)
Net income	17,421	(237)	(223)	(88)	–	–	16,873
Operating expenses	(15,387)	2,065	86	88	4,000	837	(8,311)
Impairment	(390)	(197)	19	–	–	–	(568)
TSB	–	–	118	–	–	–	118
Profit	1,644	1,631	–	–	4,000	837	8,112

1	In the year ended 31 December 2017 this comprises the effects of asset sales (gain of £30 million); volatile items (gain of £263 million); liability management (loss of £14 million); the amortisation of purchased intangibles (£91 million); restructuring costs (£621 million, principally comprising costs relating to the Simplification programme; the rationalisation of the non-branch property portfolio, the work on implementing the ring-fencing requirements and the integration of MBNA); and the fair value unwind and other items (loss of £270 million).

2	The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

3	Net of profits on disposal of operating lease assets of £32 million (2016: £58 million; 2015: £66 million).

4	Comprises the write-off of the ECN embedded derivative and premium paid on redemption of the remaining notes in the first quarter (loss of £790 million); the effects of asset sales (gain of £217 million); volatile items (gain of £99 million); liability management (gain of £123 million); the amortisation of purchased intangibles (£340 million); restructuring costs (£622 million, principally comprising the severance related costs related to phase II of the Simplification programme); and the fair value unwind and other items (loss of £231 million).

5	Comprises market movements on the ECN embedded derivative (loss of £101 million); the effects of asset sales (gain of £54 million); volatile items (loss of £107 million); liability management (loss of £28 million); the amortisation of purchased intangibles (£342 million); restructuring costs (£170 million); TSB costs (£745 million); and the fair value unwind and other items (loss of £192 million).

6	Comprises the underlying results of TSB.

Geographical areas

Following the reduction in the Group’s non-UK activities, an analysis between UK and non-UK activities is no longer provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: NET INTEREST INCOME

	Weighted average effective interest rate
	2017%	2016%	2015%	2017 £m	2016 £m	2015 £m
Interest and similar income:
Loans and advances to customers	3.16	3.32	3.50	14,712	15,190	16,256
Loans and advances to banks	0.40	0.46	0.42	271	381	397
Debt securities held as loans and receivables	1.29	1.47	1.87	43	56	40
Interest receivable on loans and receivables	2.81	2.87	2.98	15,026	15,627	16,693
Available-for-sale financial assets	1.96	1.88	1.77	980	762	725
Held-to-maturity investments	–	1.44	1.49	–	231	197
Total interest and similar income[1]	2.73	2.77	2.86	16,006	16,620	17,615
Interest and similar expense:
Deposits from banks, excluding liabilities under sale and repurchase transactions	1.18	0.65	0.41	(80)	(68)	(43)
Customer deposits, excluding liabilities under sale and repurchase transactions	0.49	0.69	0.87	(1,722)	(2,520)	(3,299)
Debt securities in issue[2]	0.37	0.94	0.69	(266)	(799)	(586)
Subordinated liabilities	7.93	8.35	8.37	(1,481)	(1,864)	(2,091)
Liabilities under sale and repurchase agreements	0.58	0.46	0.57	(110)	(38)	(34)
Interest payable on liabilities held at amortised cost	0.79	1.07	1.19	(3,659)	(5,289)	(6,053)
Amounts payable to unitholders in consolidated open-ended investment vehicles	9.15	10.85	1.16	(1,435)	(2,057)	(244)
Total interest and similar expense[3]	1.06	1.44	1.19	(5,094)	(7,346)	(6,297)
Net interest income				10,912	9,274	11,318

1	Includes £12 million (2016: £nil; 2015: £nil) of interest income on liabilities with negative interest rates.

2	The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 2.43 per cent (2016: 2.70 per cent; 2015: 2.76 per cent).

3	Includes £50 million (2016: £51 million; 2015: £nil) of interest expense on assets with negative interest rates.

Included within interest and similar income is £179 million (2016: £205 million; 2015: £248 million) in respect of impaired financial assets. Net interest income also includes a credit of £651 million (2016: credit of £557 million; 2015: credit of £956 million) transferred from the cash flow hedging reserve (see note 41).

NOTE 6: NET FEE AND COMMISSION INCOME

	2017 £m	2016 £m	2015 £m
Fee and commission income:
Current accounts	712	752	804
Credit and debit card fees	953	875	918
Other	1,300	1,418	1,530
Total fee and commission income	2,965	3,045	3,252
Fee and commission expense	(1,382)	(1,356)	(1,442)
Net fee and commission income	1,583	1,689	1,810

Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: NET TRADING INCOME

	2017 £m	2016 £m	2015 £m
Foreign exchange translation (losses) gains	(174)	1,363	(80)
Gains on foreign exchange trading transactions	517	542	335
Total foreign exchange	343	1,905	255
Investment property gains (losses) (note 26)	230	(83)	416
Securities and other gains (see below)	11,244	16,723	3,043
Net trading income	11,817	18,545	3,714

Securities and other gains comprise net gains (losses) arising on assets and liabilities held at fair value through profit or loss and for trading as follows:

	2017 £m	2016 £m	2015 £m
Net income arising on assets held at fair value through profit or loss:
Debt securities, loans and advances	1,122	4,771	451
Equity shares	9,862	12,534	2,384
Total net income arising on assets held at fair value through profit or loss	10,984	17,305	2,835
Net (expense) income arising on liabilities held at fair value through profit or loss – debt securities in issue	(144)	(154)	14
Total net gains arising on assets and liabilities held at fair value through profit or loss	10,840	17,151	2,849
Net gains (losses) on financial instruments held for trading	404	(428)	194
Securities and other gains	11,244	16,723	3,043

NOTE 8: INSURANCE PREMIUM INCOME

	2017 £m	2016 £m	2015 £m
Life insurance
Gross premiums:
Life and pensions	6,273	5,613	3,613
Annuities	1,082	1,685	430
	7,355	7,298	4,043
Ceded reinsurance premiums	(168)	(88)	(122)
Net earned premiums	7,187	7,210	3,921
Non-life insurance
Net earned premiums	743	858	871
Total net earned premiums	7,930	8,068	4,792

Premium income in 2015 was reduced by a charge of £1,959 million relating to the recapture by a third party insurer of a portfolio of policies previously reassured with the Group.

NOTE 9: OTHER OPERATING INCOME

	2017 £m	2016 £m	2015 £m
Operating lease rental income	1,344	1,225	1,165
Rental income from investment properties (note 26)	213	229	268
Gains less losses on disposal of available-for-sale financial assets (note 41)	446	575	51
Movement in value of in-force business (note 24)	(165)	472	(162)
Liability management	(14)	(598)	(28)
Share of results of joint ventures and associates	6	(1)	(3)
Other	165	133	225
Total other operating income	1,995	2,035	1,516
F-23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: INSURANCE CLAIMS

Insurance claims comprise:	2017 £m	2016 £m	2015 £m
Life insurance and participating investment contracts
Claims and surrenders	(8,898)	(8,617)	(7,983)
Change in insurance and participating investment contracts (note 31)	(9,067)	(14,160)	2,898
Change in non-participating investment contracts	2,836	679	(438)
	(15,129)	(22,098)	(5,523)
Reinsurers’ share	35	106	101
	(15,094)	(21,992)	(5,422)
Change in unallocated surplus	(147)	14	63
Total life insurance and participating investment contracts	(15,241)	(21,978)	(5,359)
Non-life insurance
Total non-life insurance claims, net of reinsurance	(337)	(366)	(370)
Total insurance claims	(15,578)	(22,344)	(5,729)
Life insurance and participating investment contracts gross claims and surrenders can also be analysed as follows:
Deaths	(675)	(635)	(631)
Maturities	(1,280)	(1,347)	(1,348)
Surrenders	(5,674)	(5,444)	(4,811)
Annuities	(985)	(949)	(902)
Other	(284)	(242)	(291)
Total life insurance gross claims and surrenders	(8,898)	(8,617)	(7,983)

NOTE 11: OPERATING EXPENSES

	2017 £m	2016 £m	2015 £m
Staff costs:
Salaries	2,679	2,750	2,808
Performance-based compensation	473	475	409
Social security costs	361	363	349
Pensions and other post-retirement benefit schemes (note 35)	625	555	548
Restructuring costs	24	241	104
Other staff costs	448	433	459
	4,610	4,817	4,677
Premises and equipment:
Rent and rates	365	365	368
Repairs and maintenance	231	187	173
Other	134	120	174
	730	672	715
Other expenses:
Communications and data processing	882	848	893
Advertising and promotion	208	198	253
Professional fees	328	265	262
UK bank levy	231	200	270
TSB disposal	–	–	665
Other	814	873	703
	2,463	2,384	3,046
Depreciation and amortisation:
Depreciation of property, plant and equipment (note 26)	1,944	1,761	1,534
Amortisation of acquired value of in-force non-participating investment contracts (note 24)	34	37	41
Amortisation of other intangible assets (note 25)	392	582	537
	2,370	2,380	2,112
Goodwill impairment (note 23)	8	–	–
Total operating expenses, excluding regulatory provisions	10,181	10,253	10,550
Regulatory provisions:
Payment protection insurance provision (note 37)	1,300	1,350	4,000
Other regulatory provisions[1] (note 37)	865	1,024	837
	2,165	2,374	4,837
Total operating expenses	12,346	12,627	15,387

1	In 2016, regulatory provisions of £61 million were charged against income.
F-24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES continued

Performance-based compensation

The table below analyses the Group’s performance-based compensation costs between those relating to the current performance year and those relating to earlier years.

	2017	2016	2015
	£m	£m	£m
Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	334	312	280
Awards made in respect of earlier years	139	163	129
	473	475	409

Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	127	123	114
Awards made in respect of earlier years	35	41	56
	162	164	170

Performance-based awards expensed in 2017 include cash awards amounting to £102 million (2016: £116 million; 2015: £96 million).

Average headcount

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2017	2016	2015
UK	75,150	79,606	84,922
Overseas	794	812	781
Total	75,944	80,418	85,703

Fees payable to the auditors

Fees payable to the Company’s auditors by the Group are as follows:

	2017	2016	2015
	£m	£m	£m

Fees payable for the audit of the Company’s current year annual report	1.5	1.5	1.2
Fees payable for other services:
Audit of the Company’s subsidiaries pursuant to legislation	18.6	14.7	14.9
Other services supplied pursuant to legislation	3.0	3.1	2.2
Total audit fees	23.1	19.3	18.3
Other services – audit related fees	1.2	3.1	3.2
Total audit and audit related fees	24.3	22.4	21.5
Services relating to taxation:
Taxation compliance services	–	0.2	0.2
All other taxation advisory services	–	0.1	0.1
	–	0.3	0.3
Other non-audit fees:
Services relating to corporate finance transactions	1.2	0.1	0.2
Other services	2.4	1.5	2.3
Total other non-audit fees	3.6	1.6	2.5
Total fees payable to the Company’s auditors by the Group	27.9	24.3	24.3
F-25

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

Audit related fees: This category includes fees in respect of services for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, for example acting as reporting accountants in respect of debt prospectuses required by the listing rules.

Services relating to taxation: Following a change in policy, the Group’s auditors are not engaged to provide tax services except in exceptional circumstances and where permitted by applicable guidance.

Other non-audit fees: This category includes due diligence relating to corporate finance, including venture capital transactions and other assurance and advisory services.

It is the Group’s policy to use the auditors on assignments in cases where their knowledge of the Group means that it is neither efficient nor cost effective to employ another firm of accountants. Such assignments typically relate to assistance in transactions involving the acquisition and disposal of businesses and accounting advice.

The Group has procedures that are designed to ensure auditor independence, including prohibiting certain non-audit services. All statutory audit work as well as most non-audit assignments must be pre-approved by the audit committee on an individual engagement basis; for certain types of non-audit engagements where the fee is ‘de minimis’ the audit committee has pre-approved all assignments subject to confirmation by management. On a quarterly basis, the audit committee receives and reviews a report detailing all pre-approved services and amounts paid to the auditors for such pre-approved services.

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2017	2016	2015
	£m	£m	£m
Audits of Group pension schemes	0.1	0.3	0.3
Audits of the unconsolidated Open Ended Investment Companies managed by the Group	0.3	0.4	0.4
Reviews of the financial position of corporate and other borrowers	–	1.2	3.1
Acquisition due diligence and other work performed in respect of potential venture capital investments	0.1	1.0	1.2

NOTE 12: IMPAIRMENT

	2017 £m	2016 £m	2015 £m
Impairment losses on loans and receivables:
Loans and advances to customers	697	592	443
Debt securities classified as loans and receivables	(6)	–	(2)
Total impairment losses on loans and receivables (note 20)	691	592	441
Impairment of available-for-sale financial assets	6	173	4
Other credit risk provisions	(9)	(13)	(55)
Total impairment charged to the income statement	688	752	390
F-26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: TAXATION

(A) Analysis of tax expense for the year

	2017 £m	2016 £m	2015 £m
UK corporation tax:
Current tax on profit for the year	(1,346)	(1,010)	(485)
Adjustments in respect of prior years	126	156	(90)
	(1,220)	(854)	(575)
Foreign tax:
Current tax on profit for the year	(40)	(20)	(24)
Adjustments in respect of prior years	10	2	27
	(30)	(18)	3
Current tax expense	(1,250)	(872)	(572)

Deferred tax:
Current year	(430)	(758)	(212)
Adjustments in respect of prior years	(48)	(94)	96
Deferred tax expense	(478)	(852)	(116)
Tax expense	(1,728)	(1,724)	(688)

The income tax expense is made up as follows:

	2017 £m	2016 £m	2015 £m
Tax (expense) credit attributable to policyholders	(82)	(301)	3
Shareholder tax expense	(1,646)	(1,423)	(691)
Tax expense	(1,728)	(1,724)	(688)

(B) Factors affecting the tax expense for the year

The UK corporation tax rate for the year was 19.25 per cent (2016: 20 per cent; 2015: 20.25 per cent). An explanation of the relationship between tax expense and accounting profit is set out below:

	2017 £m	2016 £m	2015 £m
Profit before tax	5,625	3,888	1,644
UK corporation tax thereon	(1,083)	(778)	(333)
Impact of surcharge on banking profits	(452)	(266)	–
Non-deductible costs: conduct charges	(287)	(289)	(459)
Non-deductible costs: bank levy	(44)	(40)	(55)
Other non-deductible costs	(59)	(135)	(116)
Non-taxable income	72	75	162
Tax-exempt gains on disposals	128	19	67
Recognition of losses that arose in prior years	–	59	42
Remeasurement of deferred tax due to rate changes	(9)	(201)	(27)
Differences in overseas tax rates	(15)	10	(4)
Policyholder tax[1]	(66)	(241)	3
Adjustments in respect of prior years	88	64	33
Tax effect of share of results of joint ventures	(1)	(1)	(1)
Tax expense	(1,728)	(1,724)	(688)

1	In 2016 this included a £231 million write down of the deferred tax asset held within the life business, reflecting the Group’s utilisation estimate which has been restricted by the current economic environment.
F-27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: EARNINGS PER SHARE

	2017 £m	2016 £m	2015 £m
Profit attributable to equity shareholders – basic and diluted	3,392	1,651	466
Tax credit on distributions to other equity holders	102	91	80
	3,494	1,742	546

	2017	2016	2015
	million	million	million
Weighted average number of ordinary shares in issue – basic	71,710	71,234	71,272
Adjustment for share options and awards	683	790	1,068
Weighted average number of ordinary shares in issue – diluted	72,393	72,024	72,340
Basic earnings per share	4.9p	2.4p	0.8p
Diluted earnings per share	4.8p	2.4p	0.8p

Basic earnings per share are calculated by dividing the net profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting 57 million (2016: 140 million; 2015: 101 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.

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

There were no anti-dilutive share options and awards excluded from the calculation of diluted earnings per share at 31 December 2017 (2016: weighted-average of 0.3 million; 2015: weighted-average of 1 million).

NOTE 15: TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

These assets are comprised as follows:

	2017			2016
	Trading assets £m	Other financial assets at fair value through profit or loss £m	Total £m	Trading assets £m	Other financial assets at fair value through profit or loss £m	Total £m
Loans and advances to customers	29,976	–	29,976	30,473	–	30,473
Loans and advances to banks	1,614	–	1,614	2,606	–	2,606
Debt securities:
Government securities	9,833	12,187	22,020	11,828	14,904	26,732
Other public sector securities	–	1,527	1,527	–	1,325	1,325
Bank and building society certificates of deposit	–	222	222	–	244	244
Asset-backed securities:
Mortgage-backed securities	189	211	400	47	660	707
Other asset-backed securities	95	926	1,021	69	1,469	1,538
Corporate and other debt securities	523	19,467	19,990	224	19,608	19,832
	10,640	34,540	45,180	12,168	38,210	50,378
Equity shares	6	86,084	86,090	6	67,691	67,697
Treasury and other bills	–	18	18	–	20	20
Total	42,236	120,642	162,878	45,253	105,921	151,174

Other financial assets at fair value through profit or loss include the following assets designated into that category:

(i)	financial assets backing insurance contracts and investment contracts of £117,323 million (2016: £101,888 million) which are so designated because the related liabilities either have cash flows that are contractually based on the performance of the assets or are contracts whose measurement takes account of current market conditions and where significant measurement inconsistencies would otherwise arise. Included within these assets are investments in unconsolidated structured entities of £28,759 million (2016: £15,611 million), see note 19; and

(ii)	private equity investments of £1,944 million (2016: £2,245 million) that are managed, and evaluated, on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis.

For amounts included above which are subject to repurchase and reverse repurchase agreements see note 51.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: DERIVATIVE FINANCIAL INSTRUMENTS

The fair values and notional amounts of derivative instruments are set out in the following table:

	31 December 2017			31 December 2016
	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Trading and other
Exchange rate contracts:
Spot, forwards and futures	31,716	1,023	789	38,072	1,149	1,383
Currency swaps	223,624	3,157	3,534	288,441	6,903	6,382
Options purchased	8,191	580	–	15,192	808	–
Options written	6,684	–	627	18,342	–	1,016
	270,215	4,760	4,950	360,047	8,860	8,781
Interest rate contracts:
Interest rate swaps	2,264,834	15,791	15,364	2,160,535	19,780	18,862
Forward rate agreements	239,797	5	1	628,962	13	87
Options purchased	32,097	2,329	–	39,509	3,251	–
Options written	32,817	–	2,524	39,847	–	3,400
Futures	35,542	9	7	114,284	6	3
	2,605,087	18,134	17,896	2,983,137	23,050	22,352
Credit derivatives	4,568	77	423	8,098	381	659
Equity and other contracts	25,150	982	1,242	43,218	1,135	1,168
Total derivative assets/liabilities – trading and other	2,905,020	23,953	24,511	3,394,500	33,426	32,960
Hedging
Derivatives designated as fair value hedges:
Currency swaps	1,327	19	38	1,454	19	22
Interest rate swaps	109,670	1,145	407	194,416	1,462	737
	110,997	1,164	445	195,870	1,481	759
Derivatives designated as cash flow hedges:
Interest rate swaps	549,099	597	1,053	384,182	814	1,166
Futures	73,951	–	1	53,115	–	3
Currency swaps	7,310	120	114	8,121	417	36
	630,360	717	1,168	445,418	1,231	1,205
Total derivative assets/liabilities – hedging	741,357	1,881	1,613	641,288	2,712	1,964
Total recognised derivative assets/liabilities	3,646,377	25,834	26,124	4,035,788	36,138	34,924

The notional amount of the contract does not represent the Group’s real exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure. Further details are provided in note 51 Credit risk.

The Group holds derivatives as part of the following strategies:

–	Customer driven, where derivatives are held as part of the provision of risk management products to Group customers;

–	To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 51; and

–	Derivatives held in policyholder funds as permitted by the investment strategies of those funds.
F-29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: DERIVATIVE FINANCIAL INSTRUMENTS continued

The principal derivatives used by the Group are as follows:

–	Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date.

–	Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

–	Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place.

–	Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date.

Hedged cash flows

For designated cash flow hedges the following table shows when the Group’s hedged cash flows are expected to occur and when they will affect income.

2017	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	346	515	682	492	395	701	55	46	3,232
Forecast payable cash flows	(475)	(654)	(592)	(552)	(406)	(1,150)	(627)	(163)	(4,619)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	307	562	648	448	466	684	63	54	3,232
Forecast payable cash flows	(680)	(640)	(556)	(505)	(377)	(1,085)	(612)	(164)	(4,619)
2016	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	172	198	415	372	391	1,215	102	45	2,910
Forecast payable cash flows	(565)	(722)	(692)	(599)	(429)	(1,541)	(806)	(262)	(5,616)
Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	211	223	418	363	472	1,070	99	54	2,910
Forecast payable cash flows	(777)	(713)	(671)	(521)	(415)	(1,477)	(787)	(255)	(5,616)

There were no transactions for which cash flow hedge accounting had to be ceased in 2016 or 2017 as a result of the highly probable cash flows no longer being expected to occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: LOANS AND ADVANCES TO CUSTOMERS

	2017 £m	2016 £m
Agriculture, forestry and fishing	7,461	7,269
Energy and water supply	1,609	2,320
Manufacturing	7,886	7,285
Construction	4,428	4,535
Transport, distribution and hotels	14,074	13,320
Postal and telecommunications	2,148	2,564
Property companies	30,980	32,192
Financial, business and other services	57,006	49,197
Personal:
Mortgages	304,665	306,682
Other	28,757	20,761
Lease financing	2,094	2,628
Hire purchase	13,591	11,617
Total loans and advances to customers before allowance for impairment losses	474,699	460,370
Allowance for impairment losses (note 20)	(2,201)	(2,412)
Total loans and advances to customers	472,498	457,958

For amounts included above which are subject to reverse repurchase agreements see note 51.

Loans and advances to customers include finance lease receivables, which may be analysed as follows:

	2017 £m	2016 £m
Gross investment in finance leases, receivable:
Not later than 1 year	680	551
Later than 1 year and not later than 5 years	1,106	1,618
Later than 5 years	1,053	1,561
	2,839	3,730
Unearned future finance income on finance leases	(692)	(1,038)
Rentals received in advance	(53)	(64)
Net investment in finance leases	2,094	2,628

The net investment in finance leases represents amounts recoverable as follows:

	2017	2016
	£m	£m
Not later than 1 year	546	361
Later than 1 year and not later than 5 years	887	1,282
Later than 5 years	661	985
Net investment in finance leases	2,094	2,628

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. During 2016 and 2017 no contingent rentals in respect of finance leases were recognised in the income statement. There was no allowance for uncollectable finance lease receivables included in the allowance for impairment losses (2016: £nil).

NOTE 18: SECURITISATIONS AND COVERED BONDS

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

The Group’s principal securitisation and covered bond programmes, together with the balances of the advances subject to these arrangements and the carrying value of the notes in issue at 31 December, are listed below. The notes in issue are reported in note 30.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: SECURITISATIONS AND COVERED BONDS continued

	2017		2016
	Loans and advances securitised £m	Notes in issue £m	Loans and advances securitised £m	Notes in issue £m
Securitisation programmes[1]
UK residential mortgages	21,158	14,105	35,146	17,705
Commercial loans	6,616	7,001	7,395	8,179
Credit card receivables	7,701	4,090	7,610	5,723
Dutch residential mortgages	–	–	2,033	2,081
	35,475	25,196	52,184	33,688
Less held by the Group		(21,536)		(26,435)
Total securitisation programmes (note 30)		3,660		7,253
Covered bond programmes
Residential mortgage-backed	30,361	25,632	33,881	30,021
Social housing loan-backed	1,628	1,200	2,087	1,200
	31,989	26,832	35,968	31,221
Less held by the Group		(700)		(700)
Total covered bond programmes (note 30)		26,132		30,521
Total securitisation and covered bond programmes		29,792		37,774

1	Includes securitisations utilising a combination of external funding and credit default swaps.

Cash deposits of £3,507 million (2016: £9,018 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group. Additionally, the Group had certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2017 these obligations had not been triggered; the maximum exposure under these facilities was £95 million (2016: £373 million).

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

The Group has not voluntarily offered to repurchase assets from any of its public securitisation programmes during 2017 (2016: none).

NOTE 19: STRUCTURED ENTITIES

The Group’s interests in structured entities are both consolidated and unconsolidated. Detail of the Group’s interests in consolidated structured entities are set out in: note 18 for securitisations and covered bond vehicles, note 35 for structured entities associated with the Group’s pension schemes, and below in part (A) and (B). Details of the Group’s interests in unconsolidated structured entities are included below in part (C).

(A) Asset-backed conduits

In addition to the structured entities discussed in note 18, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in client receivables and debt securities. The total consolidated exposure of Cancara at 31 December 2017 was £6,049 million (2016: £6,840 million), comprising £5,939 million of loans and advances (2016: £6,684 million) and £110 million of debt securities (2016: £156 million).

All lending assets and debt securities held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group’s banking activities. During 2017 there have continued to be planned drawdowns on certain liquidity facilities for balance sheet management purposes, supporting the programme to provide funding alongside the proceeds of the asset-backed commercial paper issuance. The Group could be asked to provide support under the contractual terms of these arrangements including, for example, if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption.

The external assets in Cancara are consolidated in the Group’s financial statements.

(B) Consolidated collective investment vehicles and limited partnerships

The assets of the Insurance business held in consolidated collective investment vehicles, such as Open-Ended Investment Companies and limited partnerships, are not directly available for use by the Group. However, the Group’s investment in the majority of these collective investment vehicles is readily realisable. As at 31 December 2017, the total carrying value of these consolidated collective investment vehicle assets and liabilities held by the Group was £68,124 million (2016: £75,669 million).

The Group has no contractual arrangements (such as liquidity facilities) that would require it to provide financial or other support to the consolidated collective investment vehicles; the Group has not previously provided such support and has no current intentions to provide such support.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: STRUCTURED ENTITIES continued

(C) Unconsolidated collective investment vehicles and limited partnerships

The Group’s direct interests in unconsolidated structured entities comprise investments in collective investment vehicles, such as Open-Ended Investment Companies, and limited partnerships with a total carrying value of £28,759 million at 31 December 2017 (2016: £15,611 million), included within financial assets designated at fair value through profit and loss (see note 15). These investments include both those entities managed by third parties and those managed by the Group. At 31 December 2017, the total asset value of these unconsolidated structured entities, including the portion in which the Group has no interest, was £2,338 billion (2016: £1,849 billion).

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

The Group earns fees from managing the investments of these funds. The investment management fees that the Group earned from these entities, including those in which the Group held no ownership interest at 31 December 2017, are reported in note 6.

NOTE 20: ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND RECEIVABLES continued

The value of collateral supporting the Group’s UK mortgage portfolio is estimated by applying changes in the house price indices to the original assessed value of the property. Given the relative size of the portfolio, this is a key variable in determining the Group’s impairment charge for loans and receivables. If average house prices were ten per cent lower than those estimated at 31 December 2017, the impairment charge would increase by approximately £200 million in respect of UK mortgages.

In addition, the collective provision also includes provision for losses that have been incurred but have not been separately identified at the balance sheet date. The loans that are not currently recognised as impaired are grouped into homogenous portfolios by key risk drivers. Risk drivers for secured retail lending include the current indexed loan-to-value, previous mortgage arrears, internal cross-product delinquency data and external credit bureau data; for unsecured retail lending they include whether the account is up-to-date and, if not, the number of payments that have been missed; and for commercial lending they include factors such as observed default rates and loss given default. An assessment is made of the likelihood of assets being impaired at the balance sheet date and being identified subsequently; the length of time taken to identify that an impairment event has occurred is known as the loss emergence period. The loss emergence period is determined by local management for each portfolio and the Group has a range of loss emergence periods which are dependent upon the characteristics of the portfolios. Loss emergence periods are reviewed regularly and updated when appropriate. In general the periods used across the Group vary between one month and 12 months based on historical experience. Unsecured portfolios tend to have shorter loss emergence periods than secured portfolios. This provision is sensitive to changes in the loss emergence period. Management use a significant level of judgement when determining the collective unidentified impairment provision, including the assessment of the level of overall risk existing within particular sectors and the impact of the low interest rate environment on loss emergence periods. In the Commercial Banking division, an increase of one month in the loss emergence period in respect of the loan portfolio assessed for collective unidentified impairment provisions would result in an increase in the collective unidentified impairment provision of approximately £25 million (2016: £33 million).

	2017			2016
	Loans and advances to customers £m	Debt securities £m	Total £m	Loans and advances to customers £m	Debt securities £m	Total £m
At 1 January	2,412	76	2,488	3,033	97	3,130
Exchange and other adjustments	132	–	132	69	–	69
Advances written off	(1,499)	(44)	(1,543)	(2,111)	(22)	(2,133)
Recoveries of advances written off in previous years	482	–	482	861	1	862
Unwinding of discount	(23)	–	(23)	(32)	–	(32)
Charge (release) to the income statement (note 12)	697	(6)	691	592	–	592
At 31 December	2,201	26	2,227	2,412	76	2,488

Of the total allowance in respect of loans and advances to customers, £1,772 million (2016: £1,876 million) related to lending that had been determined to be impaired (either individually or on a collective basis) at the reporting date.

Of the total allowance in respect of loans and advances to customers, £1,201 million (2016: £1,208 million) was assessed on a collective basis.

NOTE 21: AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2017 £m	2016 £m
Debt securities:
Government securities	34,708	48,714
Bank and building society certificates of deposit	167	142
Asset-backed securities:
Mortgage-backed securities	1,156	108
Other asset-backed securities	255	317
Corporate and other debt securities	4,615	6,030
	40,901	55,311
Equity shares	1,197	1,213
Total available-for-sale financial assets	42,098	56,524

All assets have been individually assessed for impairment. The criteria used to determine whether an impairment loss has been incurred are disclosed in note 2(H).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22: ACQUISITION OF MBNA LIMITED

On 1 June 2017, following the receipt of competition and regulatory approval, the Group acquired 100 per cent of the ordinary share capital of MBNA Limited (MBNA), which together with its subsidiaries undertakes a UK consumer credit card business, from FIA Jersey Holdings Limited, a wholly-owned subsidiary of Bank of America. The acquisition will enable the Group to enhance its position and offering within the UK prime credit card market. The total fair value of the purchase consideration was £2,016 million, settled in cash. The acquisition is expected to result in a significant opportunity for cost synergies and goodwill of £302 million has been recognised on the transaction. None of the goodwill recognised is deductible for tax purposes.

The table below sets out the fair value of the identifiable assets and liabilities acquired. The Group has finalised the acquisition accounting in the second half of 2017 and this has resulted in a reduction in other assets of £23 million, an increase in deferred tax assets of £4 million and an increase in goodwill of £19 million compared to the provisional amounts previously reported.

	Book value as at 1 June 2017 £m	Fair value adjustments £m	Fair value as at 1 June 2017 £m
Assets
Loans and advances to customers	7,466	345	7,811
Available-for-sale financial assets	16	–	16
Purchased credit card relationships	–	702	702
Deferred tax assets	27	4	31
Other assets	190	322	512
Total assets	7,699	1,373	9,072
Liabilities
Deposits from banks[1]	6,431	–	6,431
Deferred tax liabilities	3	184	187
Other liabilities	112	–	112
Other provisions	233	395	628
Total liabilities	6,779	579	7,358
Fair value of net assets acquired	920	794	1,714
Goodwill arising on acquisition			302
Total consideration			2,016

1	Upon acquisition, the funding of MBNA was assumed by Lloyds Bank plc.

At acquisition date, the contractual amount of loans and advances receivable from customers was £7,628 million. The amount expected to be collected is not materially different from the book value recognised by MBNA at 1 June 2017 (£7,466 million).

As a result of an indemnity guaranteed by Bank of America, N.A., the Group’s exposure to MBNA’s PPI liability is capped at £240 million. Acquisition-related costs of £21 million have been included in operating expenses for the year ended 31 December 2017.

The post-acquisition total income of MBNA, which is included in the Group statutory consolidated income statement for the year ended 31 December 2017, is £436 million. MBNA also contributed profit before tax of £146 million for the same period.

Had the acquisition date of MBNA been 1 January 2017, the Group’s consolidated total income would have been £329 million higher at £34,566 million and the Group’s consolidated profit before tax would have been £112 million higher at £5,737 million.

NOTE 23: GOODWILL

	2017	2016
	£m	£m
At 1 January	2,016	2,016
Acquisition of businesses (note 22)	302	–
Impairment charged to the income statement (note 11)	(8)	–
At 31 December	2,310	2,016
Cost[1]	2,664	2,362
Accumulated impairment losses	(354)	(346)
At 31 December	2,310	2,016

1	For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,310 million (2016: £2,016 million), £1,836 million, or 79 per cent of the total (2016: £1,836 million, 91 per cent of the total) has been allocated to Scottish Widows in the Group’s Insurance and Wealth division; £302 million, or 13 per cent of the total (2016: £nil) relates to the acquisition of MBNA (note 22) and has been allocated to Cards in the Group’s Retail division; and £170 million, or 7 per cent of the total (2016: £170 million, 8 per cent of the total) to Motor Finance in the Group’s Retail division.

The recoverable amount of the goodwill relating to Scottish Widows has been based on a value-in-use calculation. The calculation uses pre-tax projections of future cash flows based upon budgets and plans approved by management covering a five-year period, the related run-off of existing business in force and a discount rate of 9 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes, product mix and margins having regard to expected market conditions and competitor activity. The discount rate is determined with reference to internal measures and available industry information. New business cash flows beyond the five-year period have been extrapolated using a steady 2 per cent growth

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23: GOODWILL continued

rate which does not exceed the long-term average growth rate for the life assurance market. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of Scottish Widows to fall below its balance sheet carrying value.

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

The goodwill relating to the acquisition of MBNA has been allocated to the Group’s Cards business as the Cards business is expected to benefit from the synergies of the acquisition. The recoverable amount of this goodwill has been based on a value-in-use calculation using pre-tax cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 14 per cent. The cash flows beyond the five year period are extrapolated using a growth rate of 0.5 per cent which does not exceed the long-term average growth rates for the markets in which Cards participates. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the Cards business to fall below the balance sheet carrying value.

NOTE 24: VALUE OF IN-FORCE BUSINESS

Critical accounting estimates and judgements

The value of in-force business asset represents the present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. The valuation of this asset requires assumptions to be made about future economic and operating conditions which are inherently uncertain and changes could significantly affect the value attributed to this asset. The methodology used to value this asset and the key assumptions that have been made in determining the carrying value of the value of in-force business asset at 31 December 2017 are set out below.

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

A market-consistent approach has been adopted for the valuation of financial options and guarantees, using a stochastic option pricing technique calibrated to be consistent with the market price of relevant options at each valuation date. Further information on options and guarantees can be found in note 31.

The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds and illiquid loan assets. The value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of corporate bond holdings and relevant illiquid loan assets. In determining the market premium for illiquidity, a range of inputs are considered which reflect actual asset allocation and relevant observable market data. The illiquidity premium is estimated to be 114 basis points at 31 December 2017 (2016: 138 basis points).

The risk-free rate is derived from the relevant swap curve with a deduction for credit risk.

The table below shows the resulting range of yields and other key assumptions at 31 December:

	2017	2016
	%	%
Risk-free rate (value of in-force non-annuity business)[1]	0.00 to 4.20	0.00 to 4.20
Risk-free rate (value of in-force annuity business)[1]	1.14 to 5.34	1.38 to 5.58
Risk-free rate (financial options and guarantees)[1]	0.00 to 4.20	0.00 to 4.20
Retail price inflation	3.43	3.50
Expense inflation	3.67	3.73

1	All risk-free rates are quoted as the range of rates implied by the relevant forward swap curve.

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

NON-ECONOMIC ASSUMPTIONS

Future mortality, morbidity, expenses, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management’s view of future experience. Further information on these assumptions is given in note 31 and the effect of changes in key assumptions is given in note 32.

The gross value of in-force business asset in the consolidated balance sheet is as follows:

	2017 £m	2016 £m
Acquired value of in-force non-participating investment contracts	306	340
Value of in-force insurance and participating investment contracts	4,533	4,702
Total value of in-force business	4,839	5,042
F-36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24: VALUE OF IN-FORCE BUSINESS continued

The movement in the acquired value of in-force non-participating investment contracts over the year is as follows:

	2017	2016
	£m	£m
At 1 January	340	377
Amortisation taken to income statement (note 11)	(34)	(37)
At 31 December	306	340

The acquired value of in-force non-participating investment contracts includes £185 million (2016: £206 million) in relation to OEIC business.

The movement in the value of in-force insurance and participating investment contracts over the year is as follows:

	2017	2016
	£m	£m
At 1 January	4,702	4,219
Exchange and other adjustments	(4)	11
Movements in the year:
New business	348	428
Existing business:
Expected return	(318)	(210)
Experience variances	(226)	(137)
Assumption changes	(238)	127
Economic variance	269	264
Movement in the value of in-force business taken to income statement (note 9)	(165)	472
At 31 December	4,533	4,702

This breakdown shows the movement in the value of in-force business only, and does not represent the full contribution that each item in the breakdown makes to profit before tax. This will also contain changes in the other assets and liabilities, including the effects of changes in assumptions used to value the liabilities, of the relevant businesses. The presentation of economic variance includes the impact of financial market conditions being different at the end of the reporting period from those included in assumptions used to calculate new and existing business returns.

NOTE 25: OTHER INTANGIBLE ASSETS

			Purchased	Customer-	Capitalised
		Core deposit	credit card	related	software
	Brands	intangible	relationships	intangibles	enhancements	Total
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2016	596	2,770	315	538	1,814	6,033
Additions	–	–	–	–	463	463
Disposals	–	–	–	–	(110)	(110)
At 31 December 2016	596	2,770	315	538	2,167	6,386
Acquisition of businesses (note 22)	–	–	702	–	–	702
Additions	–	–	–	–	850	850
Disposals	–	–	–	–	(77)	(77)
At 31 December 2017	596	2,770	1,017	538	2,940	7,861
Accumulated amortisation:
At 1 January 2016	149	2,460	309	472	805	4,195
Charge for the year	22	297	2	27	234	582
Disposals	–	–	–	–	(72)	(72)
At 31 December 2016	171	2,757	311	499	967	4,705
Charge for the year	22	13	44	20	293	392
Disposals	–	–	–	–	(71)	(71)
At 31 December 2017	193	2,770	355	519	1,189	5,026
Balance sheet amount at 31 December 2017	403	–	662	19	1,751	2,835
Balance sheet amount at 31 December 2016	425	13	4	39	1,200	1,681

Included within brands above are assets of £380 million (31 December 2016: £380 million) that have been determined to have indefinite useful lives and are not amortised. These brands use the Bank of Scotland name which has been in existence for over 300 years. These brands are well established financial services brands and there are no indications that they should not have an indefinite useful life.

The additional £702 million of purchased credit card relationships in the year ended 31 December 2017 have arisen from the acquisition of MBNA (see note 22) and represent the benefit of recurring income generated from the portfolio of credit cards purchased.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26: PROPERTY, PLANT AND EQUIPMENT

	Investment			Operating
	properties	Premises	Equipment	lease assets	Total
	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2016	4,361	2,589	5,266	5,023	17,239
Exchange and other adjustments	13	2	6	112	133
Additions	–	59	806	2,088	2,953
Expenditure on investment properties (see below)	344	–	–	–	344
Change in fair value of investment properties (note 7)	(83)	–	–	–	(83)
Disposals	(871)	(100)	(113)	(1,017)	(2,101)
At 31 December 2016	3,764	2,550	5,965	6,206	18,485
Exchange and other adjustments	–	(37)	–	(44)	(81)
Acquisition of businesses (note 22)	–	3	3	–	6
Additions	–	70	382	2,262	2,714
Expenditure on investment properties (see below)	209	–	–	–	209
Change in fair value of investment properties (note 7)	230	–	–	–	230
Disposals	(504)	(795)	(1,282)	(1,896)	(4,477)
At 31 December 2017	3,699	1,791	5,068	6,528	17,086
Accumulated depreciation and impairment:
At 1 January 2016	–	1,247	2,096	917	4,260
Exchange and other adjustments	–	(1)	(8)	49	40
Depreciation charge for the year	–	136	672	953	1,761
Disposals	–	(49)	(89)	(410)	(548)
At 31 December 2016	–	1,333	2,671	1,509	5,513
Exchange and other adjustments	–	(8)	(9)	(34)	(51)
Depreciation charge for the year	–	125	734	1,085	1,944
Disposals	–	(722)	(1,271)	(1,054)	(3,047)
At 31 December 2017	–	728	2,125	1,506	4,359
Balance sheet amount at 31 December 2017	3,699	1,063	2,943	5,022	12,727
Balance sheet amount at 31 December 2016	3,764	1,217	3,294	4,697	12,972

Expenditure on investment properties is comprised as follows:

	2017	2016
	£m	£m
Acquisitions of new properties	82	251
Additional expenditure on existing properties	127	93
	209	344

Rental income of £213 million (2016: £229 million) and direct operating expenses arising from properties that generate rental income of £24 million (2016: £26 million) have been recognised in the income statement.

Capital expenditure in respect of investment properties which had been contracted for but not recognised in the financial statements was £21 million (2016: £65 million).

The table above analyses movements in investment properties, all of which are categorised as level 3. See note 48 for details of levels in the fair value hierarchy.

At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2017	2016
	£m	£m
Receivable within 1 year	1,301	1,120
1 to 5 years	1,419	1,373
Over 5 years	128	347
Total future minimum rentals receivable	2,848	2,840

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2016 and 2017 no contingent rentals in respect of operating leases were recognised in the income statement.

Total future minimum sub-lease income of £71 million at 31 December 2017 (£109 million at 31 December 2016) is expected to be received under non-cancellable sub-leases of the Group’s premises.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27: OTHER ASSETS

	2017	2016
	£m	£m
Assets arising from reinsurance contracts held (notes 31 and 33)	602	714
Deferred acquisition and origination costs	104	81
Settlement balances	720	700
Corporate pension asset	7,786	6,645
Investments in joint ventures and associates	65	59
Other assets and prepayments	4,260	4,556
Total other assets	13,537	12,755

NOTE 28: CUSTOMER DEPOSITS

	2017	2016
	£m	£m
Non-interest bearing current accounts	70,444	61,804
Interest bearing current accounts	95,889	90,978
Savings and investment accounts	196,966	208,227
Liabilities in respect of securities sold under repurchase agreements	2,638	2,462
Other customer deposits	52,187	51,989
Customer deposits	418,124	415,460

For amounts included above which are subject to repurchase agreements, see note 51.

Included in the amounts reported above are deposits of £220,855 million (2016: £219,106 million) which are protected under the UK Financial Services Compensation Scheme.

NOTE 29: TRADING AND OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2017	2016
	£m	£m
Liabilities held at fair value through profit or loss	7,815	9,425
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	41,378	42,067
Other deposits	381	530
Short positions in securities	1,303	2,482
	43,062	45,079
Trading and other financial liabilities at fair value through profit or loss	50,877	54,504

Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2017 was £14,224 million, which was £6,412 million higher than the balance sheet carrying value (2016: £16,079 million, which was £6,656 million higher than the balance sheet carrying value). At 31 December 2017 there was a cumulative £147 million increase in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount an increase of £52 million arose in 2017 and an increase of £28 million arose in 2016.

For the fair value of collateral pledged in respect of repurchase agreements see note 51.

NOTE 30: DEBT SECURITIES IN ISSUE

	2017	2016
	£m	£m
Medium-term notes issued	29,418	27,182
Covered bonds (note 18)	26,132	30,521
Certificates of deposit issued	9,999	8,077
Securitisation notes (note 18)	3,660	7,253
Commercial paper	3,241	3,281
Total debt securities in issue	72,450	76,314
F-39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS

Insurance contract and participating investment contract liabilities are comprised as follows:

	2017			2016
	Gross	Reinsurance[1]	Net	Gross	Reinsurance[1]	Net
	£m	£m	£m	£m	£m	£m
Life insurance (see (1) below):
Insurance contracts	89,157	(563)	88,594	79,793	(671)	79,122
Participating investment contracts	13,673	–	13,673	13,984	–	13,984
	102,830	(563)	102,267	93,777	(671)	93,106
Non-life insurance contracts (see (2) below):
Unearned premiums	358	(13)	345	404	(14)	390
Claims outstanding	225	–	225	209	–	209
	583	(13)	570	613	(14)	599
Total	103,413	(576)	102,837	94,390	(685)	93,705

1	Reinsurance balances are reported within other assets (note 27).

(1) Life insurance

The movement in life insurance contract and participating investment contract liabilities over the year can be analysed as follows:

		Participating
	Insurance	investment
	contracts	contracts	Gross	Reinsurance	Net
	£m	£m	£m	£m	£m
At 1 January 2016	66,122	13,460	79,582	(629)	78,953
New business	4,422	28	4,450	(5)	4,445
Changes in existing business	9,214	496	9,710	(37)	9,673
Change in liabilities charged to the income statement (note 10)	13,636	524	14,160	(42)	14,118
Exchange and other adjustments	35	–	35	–	35
At 31 December 2016	79,793	13,984	93,777	(671)	93,106
New business	4,154	43	4,197	(21)	4,176
Changes in existing business	5,224	(354)	4,870	129	4,999
Change in liabilities charged to the income statement (note 10)	9,378	(311)	9,067	108	9,175
Exchange and other adjustments	(14)	–	(14)	–	(14)
At 31 December 2017	89,157	13,673	102,830	(563)	102,267

Liabilities for insurance contracts and participating investment contracts can be split into with-profit fund liabilities, accounted for using the PRA’s realistic capital regime (realistic liabilities) and non-profit fund liabilities, accounted for using a prospective actuarial discounted cash flow methodology, as follows:

	2017			2016
	With-profit	Non-profit		With-profit	Non-profit
	fund	fund	Total	fund	fund	Total
	£m	£m	£m	£m	£m	£m
Insurance contracts	8,946	80,211	89,157	9,147	70,646	79,793
Participating investment contracts	8,481	5,192	13,673	8,860	5,124	13,984
Total	17,427	85,403	102,830	18,007	75,770	93,777

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
F-40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

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

For those policies written in Scottish Widows pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up, within the With-Profit Fund originally held in Scottish Widows plc and subsequently transferred into Scottish Widows Limited, called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2017 of £2.8 billion (2016: £2.7 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

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

F-41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

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

KEY CHANGES IN ASSUMPTIONS

A detailed review of the Group’s assumptions in 2017 resulted in the following key impacts on profit before tax:

–	Change in persistency assumptions (£237 million decrease).

–	Change in the assumption in respect of current and future mortality and morbidity rates (£289 million increase).

–	Change in expenses assumptions (£142 million decrease).

These amounts include the impacts of movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.

(IV) OPTIONS AND GUARANTEES OUTSIDE THE WITH-PROFIT FUNDS

A number of typical guarantees are provided outside the With-Profit Funds such as guaranteed payments on death (e.g. term assurance) or guaranteed income for life (e.g. annuities). In addition, certain personal pension policyholders in Scottish Widows, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £35 million (2016: £82 million) in respect of those guarantees.

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

The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

	2017	2016
	£m	£m
Provisions for unearned premiums
Gross provision at 1 January	404	461
Increase in the year	724	827
Release in the year	(770)	(884)
Change in provision for unearned premiums charged to income statement	(46)	(57)
Gross provision at 31 December	358	404
Reinsurers’ share	(13)	(14)
Net provision at 31 December	345	390

These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

	2017	2016
	£m	£m
Claims outstanding
Gross claims outstanding at 1 January	209	251
Cash paid for claims settled in the year	(321)	(408)
Increase/(decrease) in liabilities charged to the income statement [1]	337	366
	16	(42)
Gross claims outstanding at 31 December	225	209
Reinsurers’ share	–	–
Net claims outstanding at 31 December	225	209
Notified claims	174	122
Incurred but not reported	51	87
Net claims outstanding at 31 December	225	209

1	Of which an increase of £350 million (2016: £363 million) was in respect of current year claims and a decrease of £13 million (2016: an increase of £3 million) was in respect of prior year claims.
F-42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32: LIFE INSURANCE SENSITIVITY ANALYSIS

Critical accounting estimates and judgements

Elements of the valuations of liabilities arising from insurance contracts and participating investment contracts require assumptions to be made about future investment returns, future mortality rates and future policyholder behaviour and are subject to significant management judgement and estimation uncertainty. The methodology used to value these liabilities and the key assumptions that have been made in determining their carrying value are set out in note 31.

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

		2017		2016
		Increase		Increase
		(reduction)	Increase	(reduction)	Increase
		in profit	(reduction)	in profit	(reduction)
	Change in	before tax	in equity	before tax	in equity
	variable	£m	£m	£m	£m
Non-annuitant mortality and morbidity[1]	5% reduction	23	19	25	21
Annuitant mortality[2]	5% reduction	(221)	(184)	(287)	(238)
Lapse rates[3]	10% reduction	75	62	48	40
Future maintenance and investment expenses[4]	10% reduction	289	240	318	264
Risk-free rate[5]	0.25% reduction	(40)	(33)	(74)	(62)
Guaranteed annuity option take up6	5% addition	(6)	(5)	(12)	(10)
Equity investment volatility[7]	1% addition	(7)	(6)	(10)	(8)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(235)	(195)	(200)	(166)
Increase in illiquidity premia[9]	0.10% addition	145	120	152	126

Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

1	This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.

2	This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.

3	This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.

4	This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.

5	This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.

6	This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.

7	This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.

8	This sensitivity shows the impact of a 25 basis point increase in credit default spreads on corporate bonds and the corresponding reduction in market values. Swap curves, the risk-free rate and illiquidity premia are all assumed to be unchanged.

9	This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premia. It assumes the overall spreads on assets are unchanged and hence market values are unchanged. Swap curves and the non-annuity risk-free rate are both assumed to be unchanged. The increased illiquidity premium increases the annuity risk-free rate.

NOTE 33: LIABILITIES ARISING FROM NON-PARTICIPATING INVESTMENT CONTRACTS

The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	2017	2016
	£m	£m
At 1 January	20,112	22,777
New business	608	560
Changes in existing business	(5,273)	(3,225)
At 31 December	15,447	20,112

The balances above are shown gross of reinsurance. As at 31 December 2017, related reinsurance balances were £26 million (2016: £29 million); reinsurance balances are reported within other assets (note 27). Liabilities arising from non-participating investment contracts are categorised as level 2. See note 48 for details of levels in the fair value hierarchy.

NOTE 34: OTHER LIABILITIES

	2017	2016
	£m	£m
Settlement balances	501	706
Unitholders’ interest in Open Ended Investment Companies	14,480	22,947
Unallocated surplus within insurance businesses	390	243
Other creditors and accruals	5,359	5,297
Total other liabilities	20,730	29,193
F-43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35: RETIREMENT BENEFIT OBLIGATIONS

	2017	2016	2015
	£m	£m	£m
Charge to the income statement
Defined benefit pension schemes	362	279	307
Other post-retirement benefit schemes	7	8	8
Total defined benefit schemes	369	287	315
Defined contribution pension schemes	256	268	233
Total charge to the income statement (note 11)	625	555	548

		2017	2016
		£m	£m
Amounts recognised in the balance sheet
Retirement benefit assets		723	342
Retirement benefit obligations		(358)	(822)
Total amounts recognised in the balance sheet		365	(480)

The total amount recognised in the balance sheet relates to:
		2017	2016
		£m	£m
Defined benefit pension schemes		509	(244)
Other post-retirement benefit schemes		(144)	(236)
Total amounts recognised in the balance sheet		365	(480)

Pension schemes

DEFINED BENEFIT SCHEMES

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The accounting valuation of the Group’s defined benefit pension schemes’ liabilities requires management to make a number of assumptions. The key areas of estimation uncertainty are the discount rate applied to future cash flows and the expected lifetime of the schemes’ members. The discount rate is required to be set with reference to market yields at the end of the reporting period on high quality corporate bonds in the currency and with a term consistent with the defined benefit pension schemes’ obligations. The average duration of the schemes’ obligations is approximately 19 years. The market for bonds with a similar duration is illiquid and, as a result, significant management judgement is required to determine an appropriate yield curve on which to base the discount rate. The cost of the benefits payable by the schemes will also depend upon the life expectancy of the members. The Group considers latest market practice and actual experience in determining the appropriate assumptions for both current mortality expectations and the rate of future mortality improvement. It is uncertain whether this rate of improvement will be sustained going forward and, as a result, actual experience may differ from current expectations. The effect on the net accounting surplus or deficit and on the pension charge in the Group’s income statement of changes to the principal actuarial assumptions is set out in (iii) below.

(I) CHARACTERISTICS OF AND RISKS ASSOCIATED WITH THE GROUP’S SCHEMES

The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the defined benefit sections of the Lloyds Bank Pension Schemes No’s 1 and 2 and the HBOS Final Salary Pension Scheme. At 31 December 2017, these schemes represented 95 per cent of the Group’s total gross defined benefit pension assets (2016: 94 per cent). These schemes provide retirement benefits calculated as a percentage of final pensionable salary depending upon the length of service; the minimum retirement age under the rules of the schemes at 31 December 2017 is generally 55 although certain categories of member are deemed to have a contractual right to retire at 50.

The Group operates a number of funded and unfunded pension arrangements, the majority, including the three most significant schemes, are funded schemes in the UK. All these schemes are operated as separate legal entities under trust law by the trustees and are in compliance with the Pensions Act 2004. The responsibility for the governance of the Group’s funded defined benefit pension schemes lies with the Pension Trustees. All of the Group’s funded UK defined benefit pension schemes are managed by a Trustee Board (the Trustee) whose role is to ensure that their Scheme is administered in accordance with the Scheme rules and relevant legislation, and to safeguard the assets in the best interests of all members and beneficiaries. The Trustee is solely responsible for setting investment policy and for agreeing funding requirements with the employer through the funding valuation process. The Board of Trustees must be composed of representatives of the Company and plan participants in accordance with the Scheme’s regulations.

A valuation to determine the funding status of each scheme is carried out at least every three years, whereby scheme assets are measured at market value and liabilities (technical provisions) are measured using prudent assumptions. If a deficit is identified a recovery plan is agreed between the Group and the scheme Trustee and sent to the Pensions Regulator for review. The Group has not provided for these deficit contributions as the future economic benefits arising from these contributions are expected to be available to the Group. The Group’s overseas defined benefit pension schemes are subject to local regulatory arrangements.

The most recent triennial funding valuation of the Group’s three main schemes, based on the position as at 31 December 2016, is substantially complete and the terms have been agreed in principle with the trustees. The valuation shows an aggregate funding deficit of £7.3 billion (a funding level of 85.6 per cent) compared to a £5.2 billion deficit (a funding level of 85.9 per cent) for the previous valuation as at 30 June 2014. In the light of this funding deficit, and in contemplation of the changes the Group expects to make as a result of its Structural Reform Programme, the Group has agreed in principle a recovery plan with the trustees. Under the plan, deficit contributions of £412 million are payable during 2018, rising to £618 million in 2019, £798 million in 2020, £1,287 million in 2021 and £1,305 million per annum from 2022 to 2024. Contributions in the later years will be subject to review and renegotiation at subsequent funding valuations. The next funding valuation is due to be completed by March 2021 with an effective date of 31 December 2019. The deficit contributions are in addition to the regular contributions to meet of benefits accruing over the year. The Group currently expects to pay contributions of approximately £750 million to its defined benefit schemes in 2018.

During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No 1 and Lloyds Bank Pension Scheme No 2 in the form of interests in limited liability partnerships for each of the two schemes which hold assets to provide security for the Group’s obligations to the two schemes. At 31 December 2017, the limited liability partnerships held assets of approximately £5.5 billion. The limited liability partnerships are consolidated fully in the Group’s balance sheet.

F-44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35: RETIREMENT BENEFIT OBLIGATIONS continued

The Group has also established three private limited companies which hold assets to provide security for the Group’s obligations to the HBOS Final Salary Pension Scheme, a section of the Lloyds Bank Pension Scheme No 1 and the Lloyds Bank Offshore Pension Scheme. At 31 December 2017 these held assets of approximately £4.8 billion in aggregate. The private limited companies are consolidated fully in the Group’s balance sheet. The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2017.

The last funding valuations of other Group schemes were carried out on a number of different dates. In order to report the position under IAS 19 as at 31 December 2017 the most recent valuation results for all schemes have been updated by qualified independent actuaries. The main differences between the funding and IAS 19 valuations are different and more prudent approach to setting the discount rate and more conservative longevity assumptions used in the funding valuations.

(II) AMOUNTS IN THE FINANCIAL STATEMENTS

	2017	2016
	£m	£m
Amount included in the balance sheet
Present value of funded obligations	(44,384)	(45,822)
Fair value of scheme assets	44,893	45,578
Net amount recognised in the balance sheet	509	(244)

	2017	2016
	£m	£m
Net amount recognised in the balance sheet
At 1 January	(244)	736
Net defined benefit pension charge	(362)	(279)
Actuarial (losses) gains on defined benefit obligation	(731)	(8,770)
Return on plan assets	1,267	7,455
Employer contributions	580	623
Exchange and other adjustments	(1)	(9)
At 31 December	509	(244)

	2017	2016
	£m	£m
Movements in the defined benefit obligation
At 1 January	(45,822)	(36,903)
Current service cost	(295)	(257)
Interest expense	(1,241)	(1,401)
Remeasurements:
Actuarial gains – experience	(347)	535
Actuarial gains (losses) – demographic assumptions	1,084	195
Actuarial (losses) gains – financial assumptions	(1,468)	(9,500)
Benefits paid	3,714	1,580
Past service cost	(14)	(20)
Curtailments	(10)	–
Settlements	15	12
Exchange and other adjustments	–	(63)
At 31 December	(44,384)	(45,822)

	2017	2016
	£m	£m
Analysis of the defined benefit obligation:
Active members	(7,947)	(9,903)
Deferred members	(15,823)	(16,934)
Pensioners	(19,014)	(17,476)
Dependants	(1,600)	(1,509)
	(44,384)	(45,822)
F-45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35: RETIREMENT BENEFIT OBLIGATIONS continued

	2017	2016
	£m	£m
Changes in the fair value of scheme assets
At 1 January	45,578	37,639
Return on plan assets excluding amounts included in interest income	1,267	7,455
Interest income	1,242	1,441
Employer contributions	580	623
Benefits paid	(3,714)	(1,580)
Settlements	(18)	(18)
Administrative costs paid	(41)	(36)
Exchange and other adjustments	(1)	54
At 31 December	44,893	45,578

COMPOSITION OF SCHEME ASSETS:

	2017			2016
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m
Equity instruments	846	5	851	1,114	–	1,114
Debt instruments[1]:
Fixed interest government bonds	5,344	–	5,344	5,797	–	5,797
Index-linked government bonds	17,439	–	17,439	14,359	–	14,359
Corporate and other debt securities	6,903	–	6,903	7,464	–	7,464
Asset-backed securities	121	–	121	99	–	99
	29,807	–	29,807	27,719	–	27,719
Property	–	544	544	–	497	497
Pooled investment vehicles	3,937	13,443	17,380	3,577	12,845	16,422
Money market instruments, cash, derivatives and other assets and liabilities	1,501	(5,190)	(3,689)	1,462	(1,636)	(174)
At 31 December	36,091	8,802	44,893	33,872	11,706	45,578

1	Of the total debt instruments, £27,732 million (31 December 2016: £25,219 million) were investment grade (credit ratings equal to or better than ‘BBB’).

The assets of all the funded plans are held independently of the Group’s assets in separate trustee administered funds.

The pension schemes’ pooled investment vehicles comprise:

	2017	2016
	£m	£m
Equity funds	2,669	2,883
Hedge and mutual funds	2,377	2,350
Liquidity funds	2,877	484
Bond and debt funds	1,830	3,383
Other	7,627	7,322
At 31 December	17,380	16,422

The expense recognised in the income statement for the year ended 31 December comprises:

	2017	2016	2015
	£m	£m	£m
Current service cost	295	257	302
Net interest amount	(1)	(40)	(43)
Past service credits and curtailments	10	–	–
Settlements	3	6	6
Past service cost – plan amendments	14	20	12
Plan administration costs incurred during the year	41	36	30
Total defined benefit pension expense	362	279	307
F-46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35: RETIREMENT BENEFIT OBLIGATIONS continued

ASSUMPTIONS

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2017%	2016%
Discount rate	2.59	2.76
Rate of inflation:
Retail Prices Index	3.20	3.23
Consumer Price Index	2.15	2.18
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.73	2.74
	2017 Years	2016 Years
Life expectancy for member aged 60, on the valuation date:
Men	27.9	28.1
Women	29.5	30.3
Life expectancy for member aged 60, 15 years after the valuation date:
Men	28.9	29.3
Women	30.7	31.7

The mortality assumptions used in the scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2017 is assumed to live for, on average, 27.9 years for a male and 29.5 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years’ time at age 60.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35: RETIREMENT BENEFIT OBLIGATIONS continued

	Effect of reasonably possible alternative assumptions
	Increase (decrease) in the income statement charge		Increase (decrease) in the net defined benefit pension scheme liability
	2017 £m	2016 £m	2017 £m	2016 £m
Inflation (including pension increases):[1]
Increase of 0.1 per cent	16	19	472	491
Decrease of 0.1 per cent	(15)	(14)	(453)	(458)
Discount rate:[2]
Increase of 0.1 per cent	(28)	(30)	(773)	(821)
Decrease of 0.1 per cent	26	30	794	847
Expected life expectancy of members:
Increase of one year	44	42	1,404	1,213
Decrease of one year	(41)	(37)	(1,357)	(1,178)

1	At 31 December 2017, the assumed rate of RPI inflation is 3.20 per cent and CPI inflation 2.15 per cent (2016: RPI 3.23 per cent and CPI 2.18 per cent).

2	At 31 December 2017, the assumed discount rate is 2.59 per cent (2016: 2.76 per cent).

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

At 31 December 2017 the asset-liability matching strategy mitigated 98 per cent of the liability sensitivity to interest rate movements and 102 per cent of the liability sensitivity to inflation movements. Much of the residual interest rate sensitivity is mitigated through holdings of corporate and other debt securities.

MATURITY PROFILE OF DEFINED BENEFIT OBLIGATION

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution and timing of benefit payments:

	2017 Years	2016 Years
Duration of the defined benefit obligation	19	20
	2017 £m	2016 £m
Maturity analysis of benefits expected to be paid
Benefits expected to be paid within 12 months	1,174	1,639
Benefits expected to be paid between 1 and 2 years	1,235	1,180
Benefits expected to be paid between 2 and 5 years	4,089	3,971
Benefits expected to be paid between 5 and 10 years	8,082	8,030
Benefits expected to be paid between 10 and 15 years	9,360	9,453
Benefits expected to be paid between 15 and 25 years	19,044	20,268
Benefits expected to be paid between 25 and 35 years	16,735	18,831
Benefits expected to be paid between 35 and 45 years	11,156	13,589
Benefits expected to be paid in more than 45 years	5,219	7,809
F-48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35: RETIREMENT BENEFIT OBLIGATIONS continued

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

During the year ended 31 December 2017 the charge to the income statement in respect of defined contribution schemes was £256 million (2016: £268 million; 2015: £233 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

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

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2017 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.81 per cent (2016: 6.84 per cent).

Movements in the other post-retirement benefits obligation:

	2017 £m	2016 £m
At 1 January	(236)	(200)
Actuarial (loss) gain	92	(33)
Insurance premiums paid	7	7
Charge for the year	(7)	(8)
Exchange and other adjustments	–	(2)
At 31 December	(144)	(236)

NOTE 36: DEFERRED TAX

The Group’s deferred tax assets and liabilities are as follows:

Statutory position	2017 £m	2016 £m	Tax disclosure	2017 £m	2016 £m
Deferred tax assets	2,284	2,706	Deferred tax assets	4,989	5,634
Deferred tax liabilities	–	–	Deferred tax liabilities	(2,705)	(2,928)
Asset at 31 December	2,284	2,706	Asset at 31 December	2,284	2,706

The statutory position reflects the deferred tax assets and liabilities as disclosed in the consolidated balance sheet and takes account of the inability to offset assets and liabilities where there is no legally enforceable right of offset. The tax disclosure of deferred tax assets and liabilities ties to the amounts outlined in the tables below which splits the deferred tax assets and liabilities by type.

The UK corporation tax rate will reduce from 19 per cent to 17 per cent on 1 April 2020. The Group measures its deferred tax assets and liabilities at the value expected to be recoverable or payable in future periods, and re-measures them at each reporting date based on the most recent estimates of utilisation or settlement, including the impact of bank surcharge where appropriate. The deferred tax impact of this re-measurement in 2017 is a charge of £9 million in the income statement and a credit of £22 million in other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: DEFERRED TAX continued

Movements in deferred tax liabilities and assets (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Pension liabilities £m	Provisions £m	Share-based payments £m	Other temporary differences £m	Total £m
At 1 January 2016	4,890	1,089	102	28	91	395	6,595
(Charge) credit to the income statement	(592)	(120)	(1,981)	12	(17)	(357)	(3,055)
(Charge) credit to other comprehensive income	–	–	2,107	–	–	–	2,107
Other (charge) credit to equity	–	–	–	–	(13)	–	(13)
At 31 December 2016	4,298	969	228	40	61	38	5,634
(Charge) credit to the income statement	(264)	(226)	(287)	(7)	7	(28)	(805)
(Charge) credit to other comprehensive income	–	–	149	25	–	–	174
Other (charge) credit to equity	–	–	–	–	(17)	–	(17)
Impact of acquisitions and disposals	–	–	–	–	–	3	3
At 31 December 2017	4,034	743	90	58	51	13	4,989

Deferred tax liabilities	Long-term assurance business £m	Acquisition fair value £m	Pension assets £m	Derivatives £m	Available-for- sale asset revaluation £m	Other temporary differences £m	Total £m
At 1 January 2016	(641)	(891)	(174)	(395)	(11)	(506)	(2,618)
(Charge) credit to the income statement	(273)	93	1,876	232	23	252	2,203
(Charge) credit to other comprehensive income	–	–	(1,787)	(466)	(246)	–	(2,499)
Exchange and other adjustments	–	–	–	(14)	–	–	(14)
At 31 December 2016	(914)	(798)	(85)	(643)	(234)	(254)	(2,928)
(Charge) credit to the income statement	115	76	199	(139)	(40)	116	327
(Charge) credit to other comprehensive income	–	–	(295)	283	67	–	55
Impact of acquisitions and disposals	–	(157)	–	–	–	(2)	(159)
At 31 December 2017	(799)	(879)	(181)	(499)	(207)	(140)	(2,705)

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised.

The Group has recognised a deferred tax asset of £4,034 million (2016: £4,298 million) in respect of UK trading losses carried forward. Substantially all of these losses have arisen in Bank of Scotland plc and Lloyds Bank plc, and they will be utilised as taxable profits arise in those legal entities in future periods.

The Group’s expectations as to the level of future taxable profits take into account the Group’s long-term financial and strategic plans, and anticipated future tax-adjusting items. In making this assessment, account is taken of business plans, the Board-approved operating plan and the expected future economic outlook as set out in the strategic report, as well as the risks associated with future regulatory change.

Under current law there is no expiry date for UK trading losses not yet utilised, although (since Finance Act 2016) banking losses that arose before 1 April 2015 can only be used against 25 per cent of taxable profits arising after 1 April 2016, and they cannot be used to reduce the surcharge on banking profits. This restriction in utilisation means that the value of the deferred tax asset is only expected to be fully recovered by 2034.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: DEFERRED TAX continued

DEFERRED TAX NOT RECOGNISED

No deferred tax has been recognised in respect of the future tax benefit of expenses of the life assurance business carried forward. The deferred tax asset not recognised in respect of these expenses is approximately £470 million (2016: £636 million). These expenses can be carried forward indefinitely.

Deferred tax assets of approximately £76 million (2016: £92 million) have not been recognised in respect of £404 million of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.

In addition, no deferred tax asset is recognised in respect of unrelieved foreign tax credits of £46 million (2016: £46 million), as there are no expected future taxable profits against which the credits can be utilised. These credits can be carried forward indefinitely.

No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £35 million (2016: £63 million) relates to losses that will expire if not used within 20 years, and £56 million (2016: £56 million) relates to losses with no expiry date.

As a result of parent company exemptions on dividends from subsidiaries and on capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and joint arrangements.

NOTE 37: OTHER PROVISIONS

Critical accounting estimates and judgements

At 31 December 2017, the Group carried provisions of £4,070 million (2016: £3,947 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches, principally the mis-selling of payment protection insurance (2017: £2,778 million; 2016: £2,608 million).

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

More detail on the nature of the assumptions that have been made and key sensitivities is set out below.

	Provisions for commitments £m	Payment protection insurance £m	Other regulatory provisions £m	Vacant leasehold property £m	Other £m	Total £m
At 1 January 2017	56	2,608	1,339	51	1,164	5,218
Exchange and other adjustments	(26)	–	16	9	139	138
Acquisition of businesses (note 22)	9	527	–	–	92	628
Provisions applied	–	(1,657)	(928)	(23)	(252)	(2,860)
Charge for the year	(9)	1,300	865	19	247	2,422
At 31 December 2017	30	2,778	1,292	56	1,390	5,546

Provisions for commitments

Provisions are held in cases where the Group is irrevocably committed to advance additional funds, but where there is doubt as to the customer’s ability to meet its repayment obligations.

Payment protection insurance (excluding MBNA)

The Group increased the provision for PPI costs by a further £1,300 million in 2017, of which £600 million was in the fourth quarter, bringing the total amount provided to £18,675 million. The remaining provision is consistent with an average of 11,000 complaints per week (previously 9,000) through to the industry deadline of August 2019, in line with the average experience over the last nine months.

The higher volume of complaints received has been driven by increased claims management company (CMC) marketing activity and the UK Financial Conduct Authority (FCA) advertising campaign.

At 31 December 2017, a provision of £2,438 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £1,470 million during the year to 31 December 2017.

SENSITIVITIES

The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 53 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain in particular with respect to future volumes. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is significant uncertainty around the impact of the regulatory changes, FCA media campaign and Claims Management Company and customer activity.

For every additional 1,000 reactive complaints per week above 11,000 on average through to the industry deadline of August 2019, the Group would expect an additional charge of £200 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: OTHER PROVISIONS continued

Payment protection insurance (MBNA)

With regard to MBNA, as announced in December 2016, the Group’s exposure is capped at £240 million already provided for, through an indemnity received from Bank of America.

Other provisions for legal actions and regulatory matters

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2017 the Group charged a further £865 million in respect of legal actions and other regulatory matters, the unutilised balance at 31 December 2017 was £1,292 million (31 December 2016: £1,339 million). The most significant items are as follows.

ARREARS HANDLING RELATED ACTIVITIES

The Group has provided an additional £245 million (bringing the total provided to date to £642 million), for the costs of identifying and rectifying certain arrears management fees and activities. Following a review of the Group’s arrears handling activities, the Group has put in place a number of actions to improve further its handling of customers in these areas and has made good progress in reimbursing mortgage arrears fees to the 590,000 impacted customers.

PACKAGED BANK ACCOUNTS

In 2017 the Group provided an additional £245 million in respect of complaints relating to alleged mis-selling of packaged bank accounts raising the total amount provided to £750 million. A number of risks and uncertainties remain in particular with respect to future volumes.

CUSTOMER CLAIMS IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited). The German industry-wide issue regarding notification of contractual ‘cooling off’ periods continued to lead to an increasing number of claims in 2016 and 2017. Up to 31 December 2016 the Group had provided a total of £639 million and no further amounts have been provided to 31 December 2017. The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS READING – CUSTOMER REVIEW

The Group is undertaking a review into a number of customer cases from the former HBOS Impaired Assets Office based in Reading. This review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Group in 2009. The Group has provided £100 million in the year to 31 December 2017 and is in the process of paying compensation to the victims of the fraud for economic losses as well as ex-gratia payments and awards for distress and inconvenience. The review is ongoing and at 12 February 2018, the Group had made offers to 57 customers, which represents more than 80 per cent of the customers in review.

Vacant leasehold property

Vacant leasehold property provisions are made by reference to a prudent estimate of expected sub-let income, compared to the head rent, and the possibility of disposing of the Group’s interest in the lease, taking into account conditions in the property market. These provisions are reassessed on a biannual basis and will normally run off over the period of under-recovery of the leases concerned, currently averaging 5 years; where a property is disposed of earlier than anticipated, any remaining balance in the provision relating to that property is released.

Other

Following the sale of TSB Banking Group plc in 2015, the Group raised a provision of £665 million in relation to the Transitional Service Agreement entered into between Lloyds Bank plc and TSB and the contribution to be provided to TSB in moving to alternative IT provision; £622 million of this provision remained unutilised at 31 December 2017.

Provisions are made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes irrevocably committed to the expenditure. At 31 December 2017 provisions of £104 million (31 December 2016: £239 million) were held.

Other provisions also includes those arising in the normal course of business, whether from certain customer rectifications or provisions for dilapidation and refurbishment of properties. Provisions also include a matter arising out of the insolvency of a third party insurer, which remains exposed to asbestos and pollution claims in the US. The ultimate cost and timing of payments are uncertain. The provision held of £32 million at 31 December 2017 represents management’s current best estimate of the cost after having regard to actuarial estimates of future losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: SUBORDINATED LIABILITIES

The movement in subordinated liabilities during the year was as follows:

	Preference shares £m	Preferred securities £m	Undated subordinated liabilities £m	Dated subordinated liabilities £m	Total £m
At 1 January 2017	864	4,134	599	14,234	19,831
Issued during the year	–	–	–	–	–
Repurchases and redemptions during the year[1]	–	(237)	–	(771)	(1,008)
Foreign exchange movements	(43)	(221)	(34)	(487)	(785)
Other movements (all non-cash)	(8)	14	–	(122)	(116)
At 31 December 2017	813	3,690	565	12,854	17,922

1	The repurchases and redemptions resulted in cash outflows of £1,008 million.

Repurchases and redemptions during the year
Preferred securities	£m
7.627% Fixed to Floating Rate Guaranteed Non-voting Non-cumulative	163
Preferred Securities
4.385% Step-up Perpetual Capital Securities callable 2017 (€750 million)	74
237
Dated subordinated liabilities	£m
Subordinated Callable Notes 2017	771
771

There were no repurchases of preference shares or undated subordinated liabilities during the year.

	Preference shares £m	Preferred securities £m	Undated subordinated liabilities £m	Enhanced capital notes £m	Dated subordinated liabilities £m	Total £m
At 1 January 2016	980	3,748	965	3,610	14,009	23,312
Issued during the year[1]	–	–	–	–	1,061	1,061
Tender offers and redemptions[2]	–	–	–	(3,568)	–	(3,568)
Other repurchases and redemptions during the year[2]	(319)	(182)	(475)	–	(3,070)	(4,046)
Foreign exchange movements	127	511	166	93	1,854	2,751
Other movements (all non-cash)	76	57	(57)	(135)	380	321
At 31 December 2016	864	4,134	599	–	14,234	19,831

Other repurchases and redemptions

Preference shares	£m
6.267% Non-Cumulative Callable Fixed to Floating Rate Preference shares callable 2016	319

Preferred securities	£m
4.939% Non-voting Non-cumulative Perpetual Preferred Securities	32
7.286% Perpetual Regulatory Tier One Securities (Series A)	150
182
Undated subordinated liabilities	£m
7.5% Undated Subordinated Step-up Notes	5
4.25% Subordinated Undated Instruments	7
Floating Rate Primary Capital Notes	108
Primary Capital Undated Floating Rate Notes[3]	353
5.125% Undated subordinated Step-up Notes callable 2016	2
475
Dated subordinated liabilities	£m
Subordinated Fixed to Fixed Rate Notes 2021 callable 2016[4]	2,359
Callable Floating Rate Subordinated Notes 2016	329
Subordinated Callable Notes 2016	382
3,070

1	4.65% Subordinated Fixed Rate Notes 2026 (US$1,500 million).

2	In total, the tender offers, repurchases and redemptions resulted from cash outflows of £7,885 million.

3	Comprising Series 1 (£101 million), Series 2 (£142 million), Series 3 (£110 million).

4	Comprising notes with the following coupon rates: 13% (£244 million), 10.125% (£233 million), 11.875% (£960 million), 10.75% (£466 million), 9.875% (£456 million).
F-53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: SUBORDINATED LIABILITIES continued

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The subordination of the dated Enhanced Capital Notes (ECNs) ranked equally with that of the dated subordinated liabilities. The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during 2017 (2016: none).

NOTE 39: SHARE CAPITAL

(1) Authorised share capital

As permitted by the Companies Act 2006, the Company removed references to authorised share capital from its articles of association at the annual general meeting on 5 June 2009. This change took effect from 1 October 2009.

(2) Issued and fully paid share capital

	2017 Number of shares	2016 Number of shares	2015 Number of shares	2017 £m	2016 £m	2015 £m
Ordinary shares of 10p (formerly 25p) each
At 1 January	71,373,735,357	71,373,735,357	71,373,735,357	7,138	7,138	7,138
Issued under employee share schemes	518,293,181	–	–	51	–	–
Redesignation of limited voting ordinary shares (see below)	80,921,051	–	–	8	–	–
At 31 December	71,972,949,589	71,373,735,357	71,373,735,357	7,197	7,138	7,138
Limited voting ordinary shares of 10p (formerly 25p) each
At 1 January	80,921,051	80,921,051	80,921,051	8	8	8
Redesignation to ordinary shares (see below)	(80,921,051)	–	–	(8)	–	–
At 31 December	–	80,921,051	80,921,051	–	8	8
Total issued share capital				7,197	7,146	7,146

SHARE ISSUANCES

No shares were issued in 2015 or 2016; in 2017, 518 million shares were issued in respect of employee share schemes.

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

Information regarding significant direct or indirect holdings of shares in the Company can be found under Major shareholders and related party transactions.

The directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary and preference shares as granted at the annual general meeting on 11 May 2017. The authority to issue shares and the authority to make market purchases of shares will expire at the next annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.

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

ORDINARY SHARES

The holders of ordinary shares, who held 100 per cent of the total ordinary share capital at 31 December 2017, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares may also receive a dividend (subject to the provisions of the Company’s articles of association) and on a winding up may share in the assets of the Company.

LIMITED VOTING ORDINARY SHARES

At the annual general meeting on 11 May 2017, the Company’s shareholders approved the redesignation of the 80,921,051 limited voting ordinary shares held by the Lloyds Bank Foundations as ordinary shares of 10 pence each. The redesignation took effect on 1 July 2017 and the redesignated shares now rank equally with the existing issued ordinary shares of the Company.

The Company has entered into deeds of covenant with the Foundations under the terms of which the Company makes annual donations. The deeds of covenant in effect as at 31 December 2017 provide that such annual donations will cease in certain circumstances, including the Company providing nine years’ notice. Such notice has been given to the Lloyds TSB Foundation for Scotland.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39: SHARE CAPITAL continued

PREFERENCE SHARES

The Company has in issue various classes of preference shares which are all classified as liabilities under IFRS which are included in note 38.

NOTE 40: SHARE PREMIUM ACCOUNT

	2017 £m	2016 £m	2015 £m
At 1 January	17,622	17,412	17,281
Issued under employee share schemes	12	–	–
Redemption of preference shares[1]	–	210	131
At 31 December	17,634	17,622	17,412

1	During the year ended 31 December 2016, the Company redeemed all of its outstanding 6.267% Non-cumulative Fixed to Floating Rate Callable US Dollar Preference Shares at their combined sterling equivalent par value of £210 million. These preference shares had been accounted for as subordinated liabilities. On redemption an amount of £210 million was transferred from the distributable merger reserve to the share premium account (2015: £131 million in respect of the redemption of the outstanding 6.0884% Non-cumulative Fixed to Floating Rate Preference Shares and 5.92% Non-cumulative Fixed to Floating Rate Preference Shares).

NOTE 41: OTHER RESERVES

	2017 £m	2016 £m	2015 £m
Other reserves comprise:
Merger reserve	7,766	7,766	7,976
Capital redemption reserve	4,115	4,115	4,115
Revaluation reserve in respect of available-for-sale financial assets	685	759	(438)
Cash flow hedging reserve	1,405	2,136	727
Foreign currency translation reserve	(156)	(124)	(120)
At 31 December	13,815	14,652	12,260

The merger reserve primarily comprises the premium on shares issued on 13 January 2009 under the placing and open offer and shares issued on 16 January 2009 on the acquisition of HBOS plc.

The capital redemption reserve represents transfers from distributable reserve in accordance with companies’ legislation upon the redemption of ordinary and preference share capital.

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

	2017 £m	2016 £m	2015 £m
Merger reserve
At 1 January	7,766	7,976	8,107
Redemption of preference shares (note 40)	–	(210)	(131)
At 31 December	7,766	7,766	7,976
F-55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: OTHER RESERVES continued

Movements in other reserves were as follows:

	2017 £m	2016 £m	2015 £m
Revaluation reserve in respect of available-for-sale financial assets
At 1 January	759	(438)	(67)
Adjustment on transfer from held-to-maturity portfolio	–	1,544	–
Deferred tax	–	(417)	–
	–	1,127	–
Change in fair value of available-for-sale financial assets	303	356	(318)
Deferred tax	(26)	(25)	(18)
Current tax	(4)	(3)	2
	273	328	(334)
Income statement transfers:
Disposals (note 9)	(446)	(575)	(51)
Deferred tax	93	196	3
Current tax	–	(52)	(1)
	(353)	(431)	(49)
Impairment	6	173	4
Deferred tax	–	–	8
	6	173	12
At 31 December	685	759	(438)

	2017	2016	2015
	£m	£m	£m
Cash flow hedging reserve
At 1 January	2,136	727	1,139
Change in fair value of hedging derivatives	(363)	2,432	537
Deferred tax	121	(610)	(186)
	(242)	1,822	351
Income statement transfers (note 5)	(651)	(557)	(956)
Deferred tax	162	144	193
	(489)	(413)	(763)
At 31 December	1,405	2,136	727
	2017	2016	2015
	£m	£m	£m
Foreign currency translation reserve
At 1 January	(124)	(120)	(78)
Currency translation differences arising in the year	(21)	(110)	(59)
Foreign currency gains on net investment hedges (tax: £nil)	(11)	106	17
At 31 December	(156)	(124)	(120)
F-56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42: RETAINED PROFITS

	2017 £m	2016 £m	2015 £m
At 1 January	3,250	4,416	5,692
Profit for the year	3,807	2,063	860
Dividends paid[1]	(2,284)	(2,014)	(1,070)
Distributions on other equity instruments (net of tax)	(313)	(321)	(314)
Post-retirement defined benefit scheme remeasurements	482	(1,028)	(215)
Gains and losses attributable to own credit risk (net of tax)[2]	(40)	–	–
Movement in treasury shares	(411)	(175)	(816)
Value of employee services:
Share option schemes	82	141	107
Other employee award schemes	332	168	172
At 31 December	4,905	3,250	4,416

1	Net of a credit in respect of unclaimed dividends written-back in accordance with the Company’s Articles of Association.

2	During 2017 the Group derecognised, on redemption, financial liabilities on which cumulative fair value movements relating to own credit of £3 million (net of tax) had been recognised directly in retained profits.

Retained profits are stated after deducting £611 million (2016: £495 million; 2015: £740 million) representing 861 million (2016: 730 million; 2015: 943 million) treasury shares held.

The payment of dividends by subsidiaries and the ability of members of the Group to lend money to other members of the Group may be subject to regulatory or legal restrictions, the availability of reserves and the financial and operating performance of the entity. Details of such restrictions and the methods adopted by the Group to manage the capital of its subsidiaries are provided under Capital risk.

NOTE 43: OTHER EQUITY INSTRUMENTS

	2017 £m	2016 £m	2015 £m
At 1 January and 31 December	5,355	5,355	5,355

The AT1 securities are Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with no fixed maturity or redemption date.

The principal terms of the AT1 securities are described below:

–	The securities rank behind the claims against Lloyds Banking Group plc of (a) unsubordinated creditors, (b) claims which are, or are expressed to be, subordinated to the claims of unsubordinated creditors of Lloyds Banking Group plc but not further or otherwise or (c) whose claims are, or are expressed to be, junior to the claims of other creditors of Lloyds Banking Group, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the AT1 Securities in a winding-up occurring prior to the Conversion Trigger.

–	The securities bear a fixed rate of interest until the first call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five year periods based on market rates.

–	Interest on the securities will be due and payable only at the sole discretion of Lloyds Banking Group plc, and Lloyds Banking Group plc may at any time elect to cancel any Interest Payment (or any part thereof) which would otherwise be payable on any Interest Payment Date. There are also certain restrictions on the payment of interest as specified in the terms.

–	The securities are undated and are repayable, at the option of Lloyds Banking Group plc, in whole at the first call date, or on any fifth anniversary after the first call date. In addition, the AT1 securities are repayable, at the option of Lloyds Banking Group plc, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA.

–	The securities convert into ordinary shares of Lloyds Banking Group plc, at a pre-determined price, should the fully loaded Common Equity Tier 1 ratio of the Group fall below 7.0 per cent.
F-57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 44: DIVIDENDS ON ORDINARY SHARES

The directors have recommended a final dividend, which is subject to approval by the shareholders at the Annual General Meeting, of 2.05 pence per share (2016: 1.7 pence per share; 2015: 1.5 pence per share) representing a total dividend of £1,475 million (2016: £1,212 million; 2015: £1,070 million), which will be paid on 29 May 2018. At 31 December 2016 the directors also recommended a special dividend of 0.5 pence per share (2015: 0.5 pence per share) representing a total dividend of £356 million (2015: £357 million). The financial statements do not reflect recommended dividends.

Dividends paid during the year were as follows:

	2017 pence per share	2016 pence per share	2015 pence per share	2017 £m	2016 £m	2015 £m
Recommended by directors at previous year end:
Final dividend	1.70	1.50	0.75	1,212	1,070	535
Special dividend	0.50	0.50	–	356	357	–
Interim dividend paid in the year	1.00	0.85	0.75	720	607	535
	3.20	2.85	1.50	2,288	2,034	1,070

The cash cost of the dividends paid in the year was £2,284 million (2016: £2,014 million; 2015: £1,070 million), net of a credit in respect of unclaimed dividends written-back in accordance with the Company’s Articles of Association.

The trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but have chosen to waive their entitlement to the dividends on those shares as indicated: the Lloyds Banking Group Share Incentive Plan (holding at 31 December 2017: 12,414,401 shares, 31 December 2016: 27,898,019 shares, waived rights to all dividends), the HBOS Share Incentive Plan Trust (holding at 31 December 2017: 445,625 shares, 31 December 2016: 445,625 shares, waived rights to all dividends), the Lloyds Banking Group Employee Share Ownership Trust (holding at 31 December 2017: 13,346,132 shares, 31 December 2016: 10,699,978 shares, on which it waived rights to all dividends) and Lloyds Group Holdings (Jersey) Limited (holding at 31 December 2017: 42,846 shares, 31 December 2016: 42,846 shares, waived rights to all but a nominal amount of one penny in total).

NOTE 45: SHARE-BASED PAYMENTS

Charge to the income statement

The charge to the income statement is set out below:

	2017 £m	2016 £m	2015 £m
Deferred bonus plan	313	266	255
Executive and SAYE plans:
Options granted in the year	17	16	12
Options granted in prior years	81	138	99
	98	154	111
Share plans:
Shares granted in the year	17	15	15
Shares granted in prior years	9	7	6
	26	22	21
Total charge to the income statement	437	442	387

During the year ended 31 December 2017 the Group operated the following share-based payment schemes, all of which are equity settled.

Deferred bonus plans

The Group operates a number of deferred bonus plans that are equity settled. Bonuses in respect of employee performance in 2017 have been recognised in the charge in line with the proportion of the deferral period completed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: SHARE-BASED PAYMENTS continued

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

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2017		2016
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	678,692,896	51.76	850,146,220	50.99
Granted	268,653,890	51.03	454,667,560	47.49
Exercised	(13,119,229)	55.58	(401,286,043)	40.74
Forfeited	(18,545,569)	51.70	(10,590,490)	56.02
Cancelled	(41,211,075)	52.77	(204,238,535)	60.23
Expired	(13,603,825)	56.98	(10,005,816)	57.08
Outstanding at 31 December	860,867,088	51.34	678,692,896	51.76
Exercisable at 31 December	–	–	–	–

The weighted average share price at the time that the options were exercised during 2017 was £0.67 (2016: £0.67). The weighted average remaining contractual life of options outstanding at the end of the year was 1.4 years (2016: 2.9 years).

The weighted average fair value of SAYE options granted during 2017 was £0.15 (2016: £0.13). The fair values of the SAYE options have been determined using a standard Black-Scholes model.

Other share option plans

LLOYDS BANKING GROUP EXECUTIVE SHARE PLAN 2003

The Plan was adopted in December 2003 and under the Plan share options may be granted to senior employees. Options under this plan have been granted specifically to facilitate recruitment and in some instances, the grant may be subject to performance conditions. The Plan is used not only to compensate new recruits for any lost share awards but also to make grants to key individuals for retention purposes with, in some instances, the grant being made subject to individual performance conditions.

Options granted on 27 March 2014 under the Commercial Banking Transformation Plan (CBTP), became exercisable in March 2017 and vested at a factor of 2.1 from the original ‘on-target’ award, due to the degree to which the performance conditions were exceeded. The award was based upon the underlying profit and return on risk-weighted assets (‘RoRWA’) of Commercial Banking as at 31 December 2016.

Participants are not entitled to any dividends paid during the vesting period.

	2017		2016
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	218,962,281	Nil	221,397,597	Nil
Granted	5,466,405	Nil	4,298,701	Nil
Exercised	(104,967,667)	Nil	(2,700,679)	Nil
Forfeited	(81,883)	Nil	(3,863,477)	Nil
Lapsed	(104,855,147)	Nil	(169,861)	Nil
Outstanding at 31 December	14,523,989	Nil	218,962,281	Nil
Exercisable at 31 December	7,729,919	Nil	4,504,392	Nil

The weighted average fair value of options granted in the year was £0.62 (2016: £0.68). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2017 was £0.69 (2016: £0.64). The weighted average remaining contractual life of options outstanding at the end of the year was 4.9 years (2016: 5.1 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: SHARE-BASED PAYMENTS continued

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

For the 2015 and 2016 LTIPs participants may be entitled to any dividends paid during the vesting period if the performance conditions are met. An amount equal in value to any dividends paid between the award date and the date the Remuneration Committee determine that the performance conditions were met may be paid, based on the number of shares that vest. The Remuneration Committee will determine if any dividends are to be paid in cash or in shares. Details of the performance conditions for the plan are provided in the Directors’ remuneration report.

At the end of the performance period for the 2014 grant, the targets had not been fully met and therefore these awards vested in 2017 at a rate of 55 per cent.

	2017 Number of shares	2016 Number of shares
Outstanding at 1 January	358,228,028	398,066,746
Granted	139,812,788	132,194,032
Vested	(57,406,864)	(140,879,465)
Forfeited	(73,268,966)	(33,713,900)
Dividend award	3,439,929	2,560,615
Outstanding at 31 December	370,804,915	358,228,028

Awards in respect of the 2015 grant will vest in 2018 at a rate of 66.3 per cent.

The weighted average fair value of awards granted in the year was £0.57 (2016: £0.64).

The fair value calculations at 31 December 2017 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	Save-As-You-Earn	Executive Share Plan 2003	LTIP
Weighted average risk-free interest rate	0.59%	0.18%	0.22%
Weighted average expected life	3.3 years	1.9 years	3.6 years
Weighted average expected volatility	29%	30%	31%
Weighted average expected dividend yield	4.0%	4.0%	0.0%
Weighted average share price	£0.68	£0.67	£0.68
Weighted average exercise price	£0.51	nil	nil

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

Share Incentive Plan

FREE SHARES

An award of shares may be made annually to employees up to a maximum of £3,000. The shares awarded are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition. If an employee leaves the Group within this three year period for other than a ‘good’ reason, all of the shares awarded will be forfeited.

On 10 May 2017, the Group made an award of £200 of shares to all eligible employees. The number of shares awarded was 21,566,047, with an average fair value of 0.69 based on the market price at the date of award.

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

The number of shares awarded relating to matching shares in 2017 was 32,025,497 (2016: 35,956,224), with an average fair value of £0.67 (2016: £0.61), based on market prices at the date of award.

FIXED SHARE AWARDS

Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group shares, released over five years with 20 per cent being released each year following the year of award. The number of shares purchased in 2017 was 9,313,314 (2016: 10,031,272).

The fixed share award is not subject to any performance conditions, performance adjustment or clawback. On an employee leaving the Group, there is no change to the timeline for which shares will become unrestricted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 46: RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2017 £m	2016 £m	2015 £m
Compensation
Salaries and other short-term benefits	13	17	14
Post-employment benefits	–	–	–
Share-based payments	22	23	18
Total compensation	35	40	32

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.05 million (2016: £0.1 million; 2015: £0.1 million).

	2017 million	2016 million	2015 million
Share option plans
At 1 January	3	9	13
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	–	3	3
Exercised/lapsed (includes entitlements of former key management personnel)	(2)	(9)	(7)
At 31 December	1	3	9

	2017 million	2016 million	2015 million
Share plans
At 1 January	65	82	102
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	37	29	37
Exercised/lapsed (includes entitlements of former key management personnel)	(20)	(46)	(57)
At 31 December	82	65	82

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2017 £m	2016 £m	2015 £m
Loans
At 1 January	4	5	3
Advanced (includes loans of appointed key management personnel)	1	3	4
Repayments (includes loans of former key management personnel)	(3)	(4)	(2)
At 31 December	2	4	5

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 6.45 per cent and 23.95 per cent in 2017 (2016: 2.49 per cent and 23.95 per cent; 2015: 3.99 per cent and 23.95 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2016 and 2015: £nil).

	2017 £m	2016 £m	2015 £m
Deposits
At 1 January	12	13	16
Placed (includes deposits of appointed key management personnel)	41	41	58
Withdrawn (includes deposits of former key management personnel)	(33)	(42)	(61)
At 31 December	20	12	13

Deposits placed by key management personnel attracted interest rates of up to 4.0 per cent (2016: 4.0 per cent; 2015: 4.7 per cent).

At 31 December 2017, the Group did not provide any guarantees in respect of key management personnel (2016 and 2015: none).

At 31 December 2017, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £0.01 million with 3 directors and 2 connected persons (2016: £0.4 million with five directors and two connected persons; 2015: £1 million with four directors and six connected persons).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 46: RELATED PARTY TRANSACTIONS continued

Subsidiaries

In accordance with IFRS 10 Consolidated financial statements, transactions and balances with subsidiaries have been eliminated on consolidation.

PENSION FUNDS

The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2017, customer deposits of £337 million (2016: £171 million) and investment and insurance contract liabilities of £307 million (2016: £406 million) related to the Group’s pension funds.

COLLECTIVE INVESTMENT VEHICLES

The Group manages 134 (2016: 139) collective investment vehicles, such as Open Ended Investment Companies (OEICs) and of these 83 (2016: 83) are consolidated. The Group invested £418 million (2016: £265 million) and redeemed £616 million (2016: £826 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £2,328 million (2016: £2,405 million) at 31 December. The Group earned fees of £133 million from the unconsolidated collective investment vehicles during 2017 (2016: £192 million).

JOINT VENTURES AND ASSOCIATES

At 31 December 2017 there were loans and advances to customers of £123 million (2016: £173 million) outstanding and balances within customer deposits of £9 million (2016: £15 million) relating to joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2017, these companies had total assets of approximately £4,661 million (2016: £4,712 million), total liabilities of approximately £5,228 million (2016: £5,033 million) and for the year ended 31 December 2017 had turnover of approximately £4,601 million (2016: £4,401 million) and made a loss of approximately £87 million (2016: net loss of £27 million). In addition, the Group has provided £1,226 million (2016: £1,550 million) of financing to these companies on which it received £81 million (2016: £127 million) of interest income in the year.

NOTE 47: CONTINGENT LIABILITIES AND COMMITMENTS

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing investigations and litigation (as described below) which involve card schemes such as Visa and MasterCard. However, the Group is a member of Visa and MasterCard and other card schemes.

–	The European Commission continues to pursue competition investigations against MasterCard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA.

–	Litigation brought by retailers continues in the English Courts against both Visa and MasterCard.

–	Any ultimate impact on the Group of the above investigations and litigation against Visa and MasterCard remains uncertain at this time.

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, previously in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

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

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims, including those in connection with USD and JPY LIBOR, have been dismissed by the US Federal Court for Southern District of New York, and decisions are awaited on the Group’s motions to dismiss the Sterling LIBOR and BBSW claims. The decisions leading to the Group’s dismissal from the USD LIBOR claims are subject to two appeals; the first took place on 25 September 2017 and a decision is expected in the first quarter of 2018, and the second is expected to take place in the first half of 2018. The decisions leading to the Group’s dismissal from the JPY LIBOR claims are not presently subject to appeal.

Certain Group companies are also named as defendants in: (i) UK based claims; and (ii) in a Dutch class action, each raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of Interest Rate Hedging Products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK shareholder litigation

In August 2014, the Group and a number of former directors were named as defendants in a claim by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. The defendants refute all claims made. A trial commenced in the English High Court on 18 October 2017 and is scheduled to conclude in the first quarter of 2018 with judgment to follow. It is currently not possible to determine the ultimate impact on the Group (if any).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 47: CONTINGENT LIABILITIES AND COMMITMENTS continued

Financial Services Compensation Scheme

Following the default of a number of deposit takers in 2008, the Financial Services Compensation Scheme (FSCS) borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. In June 2017, the FSCS announced that following the sale of certain Bradford & Bingley mortgage assets, the principal balance outstanding on the HM Treasury loan was £4,678 million (31 December 2016: £15,655 million). Although it is anticipated that the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants, including the Group, of the FSCS. The amount of future levies payable by the Group depends on a number of factors, principally, the amounts recovered by the FSCS from asset sales.

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £650 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £350 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Residential mortgage repossessions

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA is actively engaged with the industry in relation to these considerations and has published Guidance on the treatment of customers with mortgage payment shortfalls. The Guidance covers remediation for mortgage customers who may have been affected by the way firms calculate these customers’ monthly mortgage instalments. The Group is now determining its detailed approach to implementation of the Guidance and will contact affected customers during 2018.

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

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

	2017 £m	2016 £m
Contingent liabilities
Acceptances and endorsements	71	21
Other:
Other items serving as direct credit substitutes	740	779
Performance bonds and other transaction-related contingencies	2,300	2,237
	3,040	3,016
Total contingent liabilities	3,111	3,037

The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2017 £m	2016 £m
Commitments
Forward asset purchases and forward deposits placed	384	648
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	11,156	10,749
Other commitments	81,883	62,697
	93,039	73,446
1 year or over original maturity	36,386	40,074
Total commitments	129,809	114,168
F-63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 47: CONTINGENT LIABILITIES AND COMMITMENTS Continued

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £60,126 million (2016: £63,203 million) was irrevocable.

Operating lease commitments

Where a Group company is the lessee the future minimum lease payments under non-cancellable premises operating leases are as follows:

	2017 £m	2016 £m
Not later than 1 year	275	264
Later than 1 year and not later than 5 years	845	855
Later than 5 years	934	944
Total operating lease commitments	2,054	2,063

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these is not material. No arrangements have been entered into for contingent rental payments.

Capital commitments

Excluding commitments in respect of investment property (note 26), capital expenditure contracted but not provided for at 31 December 2017 amounted to £444 million (2016: £543 million). Of this amount, £440 million (2016: £541 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

NOTE 48: FINANCIAL INSTRUMENTS

(1) Measurement basis of financial assets and liabilities

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

		At fair value through profit or loss
	Derivatives designated as hedging instruments £m	Held for trading £m	Designated upon initial recognition £m	Available- for-sale £m	Loans and receivables £m	Held at amortised cost £m	Insurance contracts £m	Total £m
At 31 December 2017
Financial assets
Cash and balances at central banks	–	–	–	–	–	58,521	–	58,521
Items in the course of collection from banks	–	–	–	–	–	755	–	755
Trading and other financial assets at fair value through profit or loss	–	42,236	120,642	–	–	–	–	162,878
Derivative financial instruments	1,881	23,953	–	–	–	–	–	25,834
Loans and receivables:
Loans and advances to banks	–	–	–	–	6,611	–	–	6,611
Loans and advances to customers	–	–	–	–	472,498	–	–	472,498
Debt securities	–	–	–	–	3,643	–	–	3,643
	–	–	–	–	482,752	–	–	482,752
Available-for-sale financial assets	–	–	–	42,098	–	–	–	42,098
Total financial assets	1,881	66,189	120,642	42,098	482,752	59,276	–	772,838
Financial liabilities
Deposits from banks	–	–	–	–	–	29,804	–	29,804
Customer deposits	–	–	–	–	–	418,124	–	418,124
Items in course of transmission to banks	–	–	–	–	–	584	–	584
Trading and other financial liabilities at fair value through profit or loss	–	43,062	7,815	–	–	–	–	50,877
Derivative financial instruments	1,613	24,511	–	–	–	–	–	26,124
Notes in circulation	–	–	–	–	–	1,313	–	1,313
Debt securities in issue	–	–	–	–	–	72,450	–	72,450
Liabilities arising from insurance contracts and participating investment contracts	–	–	–	–	–	–	103,413	103,413
Liabilities arising from non-participating investment contracts	–	–	–	–	–	–	15,447	15,447
Unallocated surplus within insurance businesses	–	–	–	–	–	–	390	390
Subordinated liabilities	–	–	–	–	–	17,922	–	17,922
Total financial liabilities	1,613	67,573	7,815	–	–	540,197	119,250	736,448
F-64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: FINANCIAL INSTRUMENTS continued

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

F-65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: FINANCIAL INSTRUMENTS continued

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

F-66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: FINANCIAL INSTRUMENTS continued

(3) Financial assets and liabilities carried at fair value

Critical accounting estimates and judgements

The valuation techniques for level 2 and, particularly, level 3 financial instruments involve management judgement and estimates the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in this note on page F-71. Further details of the Group’s level 3 financial instruments and the sensitivity of their valuation including the effect of applying reasonably possible alternative assumptions in determining their fair value are set out below. Details about sensitivities to market risk arising from trading assets and other treasury positions can be found under Market risk.

(A) FINANCIAL ASSETS, EXCLUDING DERIVATIVES

VALUATION HIERARCHY

At 31 December 2017, the Group’s financial assets carried at fair value, excluding derivatives, totalled £204,976 million (31 December 2016: £207,698 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on page F-66). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

VALUATION HIERARCHY

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2017
Trading and other financial assets at fair value through profit or loss
Loans and advances to customers	–	29,976	–	29,976
Loans and advances to banks	–	1,614	–	1,614
Debt securities:
Government securities	20,268	1,729	23	22,020
Other public sector securities	–	1,526	1	1,527
Bank and building society certificates of deposit	–	222	–	222
Asset-backed securities:
Mortgage-backed securities	3	348	49	400
Other asset-backed securities	5	229	787	1,021
Corporate and other debt securities	–	18,542	1,448	19,990
	20,276	22,596	2,308	45,180
Equity shares	84,694	18	1,378	86,090
Treasury and other bills	18	–	–	18
Total trading and other financial assets at fair value through profit or loss	104,988	54,204	3,686	162,878
Available-for-sale financial assets
Debt securities:
Government securities	34,534	174	–	34,708
Bank and building society certificates of deposit	–	167	–	167
Asset-backed securities:
Mortgage-backed securities	–	1,156	–	1,156
Other asset-backed securities	–	163	92	255
Corporate and other debt securities	229	4,386	–	4,615
	34,763	6,046	92	40,901
Equity shares	555	38	604	1,197
Total available-for-sale financial assets	35,318	6,084	696	42,098
Total financial assets carried at fair value, excluding derivatives	140,306	60,288	4,382	204,976
F-67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: FINANCIAL INSTRUMENTS continued

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2016
Trading and other financial assets at fair value through profit or loss
Loans and advances to customers	–	30,473	–	30,473
Loans and advances to banks	–	2,606	–	2,606
Debt securities:
Government securities	24,959	1,773	–	26,732
Other public sector securities	–	1,279	46	1,325
Bank and building society certificates of deposit	–	244	–	244
Asset-backed securities:
Mortgage-backed securities	–	654	53	707
Other asset-backed securities	4	1,092	442	1,538
Corporate and other debt securities	112	17,968	1,752	19,832
	25,075	23,010	2,293	50,378
Equity shares	66,147	37	1,513	67,697
Treasury and other bills	20	–	–	20
Total trading and other financial assets at fair value through profit or loss	91,242	56,126	3,806	151,174
Available-for-sale financial assets
Debt securities:
Government securities	48,542	172	–	48,714
Bank and building society certificates of deposit	–	142	–	142
Asset-backed securities:
Mortgage-backed securities	–	108	–	108
Other asset-backed securities	–	184	133	317
Corporate and other debt securities	107	5,923	–	6,030
	48,649	6,529	133	55,311
Equity shares	435	17	761	1,213
Total available-for-sale financial assets	49,084	6,546	894	56,524
Total financial assets carried at fair value, excluding derivatives	140,326	62,672	4,700	207,698

MOVEMENTS IN LEVEL 3 PORTFOLIO

The table below analyses movements in level 3 financial assets, excluding derivatives, carried at fair value (recurring measurement).

	2017			2016
	Trading and other financial assets at fair value through profit or loss £m	Available- for-sale £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m	Trading and other financial assets at fair value through profit or loss £m	Available- for-sale £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m
At 1 January	3,806	894	4,700	5,116	684	5,800
Exchange and other adjustments	(1)	(24)	(25)	8	12	20
Gains recognised in the income statement within other income	202	–	202	437	–	437
(Losses) gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	–	(117)	(117)	–	312	312
Purchases	774	41	815	833	258	1,091
Sales	(1,005)	(61)	(1,066)	(2,597)	(527)	(3,124)
Transfers into the level 3 portfolio	152	2	154	186	155	341
Transfers out of the level 3 portfolio	(242)	(39)	(281)	(177)	–	(177)
At 31 December	3,686	696	4,382	3,806	894	4,700
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	125	–	125	642	–	642
F-68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: FINANCIAL INSTRUMENTS continued

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

(B) FINANCIAL LIABILITIES, EXCLUDING DERIVATIVES

VALUATION HIERARCHY

At 31 December 2017, the Group’s financial liabilities carried at fair value, excluding derivatives, comprised its trading and other financial liabilities at fair value through profit or loss and totalled £50,877 million (31 December 2016: £54,504 million). (Financial guarantees are also recognised at fair value, on initial recognition, and are classified as level 3; but the balance is not material). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-66). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2017
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	3	7,812	–	7,815
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	41,378	–	41,378
Other deposits	–	381	–	381
Short positions in securities	1,106	197	–	1,303
	1,106	41,956	–	43,062
Total financial liabilities carried at fair value, excluding derivatives	1,109	49,768	–	50,877
At 31 December 2016
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	9,423	2	9,425
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	42,067	–	42,067
Other deposits	–	530	–	530
Short positions in securities	2,417	65	–	2,482
	2,417	42,662	–	45,079
Total financial liabilities carried at fair value, excluding derivatives	2,417	52,085	2	54,504
F-69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: FINANCIAL INSTRUMENTS continued

The table below analyses movements in the level 3 financial liabilities portfolio, excluding derivatives. There were no transfers into or out of level 3 during 2016 or 2017.

	2017 £m	2016 £m
At 1 January	2	1
Losses (gains) recognised in the income statement within other income	(2)	1
Redemptions	–	–
At 31 December	–	2
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December	–	1

VALUATION METHODOLOGY FOR FINANCIAL LIABILITIES, EXCLUDING DERIVATIVES

LIABILITIES HELD AT FAIR VALUE THROUGH PROFIT OR LOSS

These principally comprise debt securities in issue which are classified as level 2 and their fair value is determined using techniques whose inputs are based on observable market data. The carrying amount of the securities is adjusted to reflect the effect of changes in own credit spreads. From 1 January 2017, the resulting gain or loss is recognised in other comprehensive income (see note 1).

At 31 December 2017, the own credit adjustment arising from the fair valuation of £7,812 million (2016: £9,423 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a loss of £55 million, recognised in other comprehensive income (2016: loss of £28 million, recognised in the income statement).

TRADING LIABILITIES IN RESPECT OF SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

The fair value of these liabilities is determined using discounted cash flow techniques. The discount rates are derived from observable repo curves specific to the type of security sold under the repurchase agreement.

(C) DERIVATIVES

All of the Group’s derivative assets and liabilities are carried at fair value. At 31 December 2017, such assets totalled £25,834 million (31 December 2016: £36,138 million) and liabilities totalled £26,124 million (31 December 2016: £34,924 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-66). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2017				2016
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	246	24,532	1,056	25,834	270	34,469	1,399	36,138
Derivative liabilities	(587)	(24,733)	(804)	(26,124)	(358)	(33,606)	(960)	(34,924)

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

Certain unobservable inputs are used to calculate CVA, FVA, and own credit adjustments, but are not considered significant in determining the classification of the derivative and debt portfolios. Consequently, those inputs do not form part of the Level 3 sensitivities presented.

F-70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: FINANCIAL INSTRUMENTS continued

The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2017		2016
	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	1,399	(960)	1,469	(723)
Exchange and other adjustments	24	(20)	74	(53)
Losses (gains) recognised in the income statement within other income	(208)	215	220	(299)
Purchases (additions)	103	(18)	24	(13)
(Sales) redemptions	(79)	53	(91)	128
Derecognised pursuant to tender offers and redemptions in respect of Enhanced Capital Notes	–	–	(476)	–
Transfers into the level 3 portfolio	33	(74)	216	–
Transfers out of the level 3 portfolio	(216)	–	(37)	–
At 31 December	1,056	(804)	1,399	(960)
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	(208)	213	284	(262)

DERIVATIVE VALUATION ADJUSTMENTS

Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.

(I) UNCOLLATERALISED DERIVATIVE VALUATION ADJUSTMENTS, EXCLUDING MONOLINE COUNTERPARTIES

The following table summarises the movement on this valuation adjustment account during 2016 and 2017:

	2017 £m	2016 £m
At 1 January	744	598
Income statement charge (credit)	(260)	163
Transfers	37	(17)
At 31 December	521	744

Represented by:

	2017 £m	2016 £m
Credit Valuation Adjustment	408	685
Debit Valuation Adjustment	(37)	(123)
Funding Valuation Adjustment	150	182
	521	744

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

The combination of a one notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £82 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (although no such adjustment was required at 31 December 2017).

The DVA is sensitive to:

–	the current size of the mark-to-market position on the uncollateralised liability;

–	expectations of future market volatility of the underlying liability; and

–	the Group’s own CDS spread.
F-71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: FINANCIAL INSTRUMENTS continued

A one per cent rise in the CDS spread would lead to an increase in the DVA of £96 million to £133 million.

The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/ DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A one per cent rise in interest rates would lead to a £186 million fall in the overall valuation adjustment to £185 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.

The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding uncollateralised derivative positions. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by approximately £26 million.

(II) MARKET LIQUIDITY

The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a timeframe that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.

At 31 December 2017, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £74 million (2016: £96 million).

(D) SENSITIVITY OF LEVEL 3 VALUATIONS

			At 31 December 2017			At 31 December 2016
				Effect of reasonably possible alternative assumptions[2]			Effect of reasonably possible alternative assumptions[2]
	Valuation techniques	Significant unobservable inputs[1]	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Trading and other financial assets at fair value through profit or loss
Debt securities	Discounted cash flows	Credit spreads (bps) (1bps/2bps)	11	–	–	29	5	(5)
Asset-backed securities	Lead manager or broker quote	n/a	–	–	–	59	–	–
Equity and venture capital investments	Market approach	Earnings multiple (0.9/14.4)	1,879	65	(65)	2,163	63	(68)
	Underlying asset/net asset value (incl. property prices)[3]	n/a	50	5	(5)	54	2	(3)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows[3]	n/a	1,746	26	(76)	1,501	–	(32)
			3,686			3,806
Available-for-sale financial assets
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	92	–	(4)	133	–	–
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)[3]	n/a	604	83	(42)	761	48	(53)
Other	Various	n/a				–	–	–
			696			894
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (9%/94%)	1,056	11	(3)	1,399	(3)	(19)
			1,056			1,399
Level 3 financial assets carried at fair value			5,438			6,099
Trading and other financial liabilities at fair value through profit or loss			–	–	–	2	–	–
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (9%/94%)	804	–	–	960	–	–
			804			960
Level 3 financial liabilities carried at fair value			804			962

1	Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

2	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

3	Underlying asset/net asset values represent fair value.
F-72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: FINANCIAL INSTRUMENTS continued

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

DERIVATIVES

Reasonably possible alternative assumptions have been determined in respect of swaptions in the Group’s derivative portfolios which are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatilities have been flexed within a range of 9 per cent to 94 per cent (2016: nil per cent to 115 per cent).

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

(4) Financial assets and liabilities carried at amortised cost

(A) FINANCIAL ASSETS

VALUATION HIERARCHY

The table below analyses the fair values of the financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-66). Loans and receivables are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

			Valuation hierarchy
	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2017
Loans and receivables:
Loans and advances to customers: unimpaired	467,670	467,276	–	16,832	450,444
Loans and advances to customers: impaired	4,828	4,809	–	–	4,809
Loans and advances to customers	472,498	472,085	–	16,832	455,253
Loans and advances to banks	6,611	6,564	–	771	5,793
Debt securities	3,643	3,586	–	3,571	15
Reverse repos included in above amounts:
Loans and advances to customers	16,832	16,832	–	16,832	–
Loans and advances to banks	771	771	–	771	–
At 31 December 2016
Loans and receivables:
Loans and advances to customers: unimpaired	451,339	450,986	–	–	450,986
Loans and advances to customers: impaired	6,619	6,475	–	–	6,475
Loans and advances to customers	457,958	457,461	–	–	457,461
Loans and advances to banks	26,902	26,812	–	–	26,812
Debt securities	3,397	3,303	–	3,288	15
Reverse repos included in above amounts:
Loans and advances to customers	8,304	8,304	–	–	8,304
Loans and advances to banks	902	902	–	–	902
F-73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: FINANCIAL INSTRUMENTS continued

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

(B) FINANCIAL LIABILITIES

VALUATION HIERARCHY

The table below analyses the fair values of the financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-66).

			Valuation hierarchy
	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2017
Deposits from banks	29,804	29,798	–	29,798	–
Customer deposits	418,124	418,441	–	411,591	6,850
Debt securities in issue	72,450	75,756	–	75,756	–
Subordinated liabilities	17,922	21,398	–	21,398	–
Repos included in above amounts:
Deposits from banks	23,175	23,175	–	23,175	–
Customer deposits	2,638	2,638	–	2,638	–
At 31 December 2016
Deposits from banks	16,384	16,395	–	16,395	–
Customer deposits	415,460	416,490	–	408,571	7,919
Debt securities in issue	76,314	79,650	–	79,434	216
Subordinated liabilities	19,831	22,395	–	22,395	–
Repos included in above amounts:
Deposits from banks	7,279	7,279	–	7,279	–
Customer deposits	2,462	2,462	–	2,462	–

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

F-74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 48: FINANCIAL INSTRUMENTS continued

(5) Reclassifications of financial assets

There have been no reclassifications of financial assets in 2017.

During 2016, the Group reassessed its holding of government securities classified as held-to-maturity in light of the low interest rate environment at that time and they were reclassified as available-for-sale; this resulted in a credit of £1,544 million to the available-for-sale revaluation reserve (£1,127 million after tax).

NOTE 49: TRANSFERS OF FINANCIAL ASSETS

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

As set out in note 18, included within loans and receivables are loans transferred under the Group’s securitisation and covered bond programmes. As the Group retains all of a majority of the risks and rewards associated with these loans, including credit, interest rate, prepayment and liquidity risk, they remain on the Group’s balance sheet. Assets transferred into the Group’s securitisation and covered bond programmes are not available to be used by the Group whilst the assets are within the programmes. However, the Group retains the right to remove loans from the covered bond programmes where they are in excess of the programme’s requirements. In addition, where the Group has retained some of the notes issued by securitisation and covered bond programmes, the Group has the ability to sell or pledge these retained notes.

The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group’s obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 30). Except as otherwise noted below, none of the liabilities shown in the table below have recourse only to the transferred assets.

	2017		2016
	Carrying value of transferred assets £m	Carrying value of associated liabilities £m	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
Repurchase and securities lending transactions
Trading and other financial assets at fair value through profit or loss	9,946	3,257	10,256	3,380
Available-for-sale financial assets	19,359	16,753	24,681	21,809
Loans and receivables:
Loans and advances to customers	–	–	583	–
Securitisation programmes
Loans and receivables:
Loans and advances to customers[1]	35,475	3,660	52,184	7,253

1	The carrying value of associated liabilities excludes securitisation notes held by the Group of £21,582 million (31 December 2016: £26,435 million).
F-75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

The following information relates to financial assets and liabilities which have been offset in the balance sheet and those which have not been offset but for which the Group has enforceable master netting agreements or collateral arrangements in place with counterparties.

				Related amounts where set off in the balance sheet not permitted[3]		Potential
At 31 December 2017	Gross amounts of assets and liabilities[1] £m	Amounts offset in the balance sheet[2] £m	Net amounts presented in the balance sheet £m	Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m	net amounts if offset of related amounts permitted £m
Financial assets
Trading and other financial assets at fair value through profit or loss:
Excluding reverse repos	131,288	–	131,288	–	(3,322)	127,966
Reverse repos	38,882	(7,292)	31,590	–	(31,590)	–
	170,170	(7,292)	162,878	–	(34,912)	127,966
Derivative financial instruments	72,869	(47,035)	25,834	(5,419)	(13,807)	6,608
Loans and advances to banks:
Excluding reverse repos	5,840	–	5,840	(2,293)	–	3,547
Reverse repos	771	–	771	(646)	(125)	–
	6,611	–	6,611	(2,939)	(125)	3,547
Loans and advances to customers:
Excluding reverse repos	457,382	(1,716)	455,666	(1,656)	(7,030)	446,980
Reverse repos	16,832	–	16,832	–	(16,832)	–
	474,214	(1,716)	472,498	(1,656)	(23,862)	446,980
Debt securities	3,643	–	3,643	–	–	3,643
Available-for-sale financial assets	42,098	–	42,098	–	(16,751)	25,347
Financial liabilities
Deposits from banks:
Excluding repos	6,629	–	6,629	(4,860)	–	1,769
Repos	23,175	–	23,175	–	(23,175)	–
	29,804	–	29,804	(4,860)	(23,175)	1,769
Customer deposits:
Excluding repos	417,009	(1,523)	415,486	(1,205)	(7,030)	407,251
Repos	2,638	–	2,638	–	(2,638)	–
	419,647	(1,523)	418,124	(1,205)	(9,668)	407,251
Trading and other financial liabilities at fair value through profit or loss:
Excluding repos	9,499	–	9,499	–	–	9,499
Repos	48,670	(7,292)	41,378	–	(41,378)	–
	58,169	(7,292)	50,877	–	(41,378)	9,499
Derivative financial instruments	73,352	(47,228)	26,124	(3,949)	(17,459)	4,716
F-76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 50: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES continued

				Related amounts where set off in the balance sheet not permitted[3]		Potential
At 31 December 2016	Gross amounts of assets and liabilities[1] £m	Amounts offset in the balance sheet[2] £m	Net amounts presented in the balance sheet £m	Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m	net amounts if offset of related amounts permitted £m
Financial assets
Trading and other financial assets at fair value through profit or loss:
Excluding reverse repos	118,095	–	118,095	–	(3,265)	114,830
Reverse repos	35,298	(2,219)	33,079	–	(33,079)	–
	153,393	(2,219)	151,174	–	(36,344)	114,830
Derivative financial instruments	92,390	(56,252)	36,138	(6,472)	(19,906)	9,760
Loans and advances to banks:
Excluding reverse repos	26,000	–	26,000	(2,826)	–	23,174
Reverse repos	902	–	902	–	(902)	–
	26,902	–	26,902	(2,826)	(902)	23,174
Loans and advances to customers:
Excluding reverse repos	451,290	(1,636)	449,654	(1,793)	(6,331)	441,530
Reverse repos	8,304	–	8,304	–	(8,304)	–
	459,594	(1,636)	457,958	(1,793)	(14,635)	441,530
Debt securities	3,397	–	3,397	–	–	3,397
Available-for-sale financial assets	56,524	–	56,524	–	(21,475)	35,049
Financial liabilities
Deposits from banks:
Excluding repos	9,105	–	9,105	(5,080)	(695)	3,330
Repos	7,279	–	7,279	–	(7,279)	–
	16,384	–	16,384	(5,080)	(7,974)	3,330
Customer deposits:
Excluding repos	415,153	(2,155)	412,998	(1,391)	(6,331)	405,276
Repos	2,462	–	2,462	–	(2,462)	–
	417,615	(2,155)	415,460	(1,391)	(8,793)	405,276
Trading and other financial liabilities at fair value through profit or loss:
Excluding repos	12,437	–	12,437	–	–	12,437
Repos	44,286	(2,219)	42,067	–	(42,067)	–
	56,723	(2,219)	54,504	–	(42,067)	12,437
Derivative financial instruments	90,657	(55,733)	34,924	(4,620)	(24,820)	5,484

1	After impairment allowance.

2	The amounts set off in the balance sheet as shown above represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.

3	The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respective of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.

The effects of over collateralisation have not been taken into account in the above table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL RISK MANAGEMENT

As a bancassurer, financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; liquidity risk; capital risk; and insurance risk. Information about the Group’s exposure to each of the above risks and capital can be found under Risk management. The following additional disclosures, which provide quantitative information about the risks within financial instruments held or issued by the Group, should be read in conjunction with that earlier information.

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

At 31 December 2017 the aggregate notional principal of interest rate swaps designated as fair value hedges was £109,670 million (2016: £194,416 million) with a net fair value asset of £738 million (2016: asset of £725 million) (note 16). The losses on the hedging instruments were £420 million (2016: losses of £1,946 million). The gains on the hedged items attributable to the hedged risk were £484 million (2016: gains of £2,017 million).

In addition the Group has cash flow hedges which are primarily used to hedge the variability in the cost of funding within the commercial business. Note 16 shows when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2017 was £549,099 million (2016: £384,182 million) with a net fair value liability of £456 million (2016: liability of £352 million) (note 16). In 2017, ineffectiveness recognised in the income statement that arises from cash flow hedges was a loss of £21 million (2016: gain of £24 million).

CURRENCY RISK

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London. Associated VaR and the closing, average, maximum and minimum are disclosed under Market risk.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves.

The Group hedges part of the currency translation risk of the net investment in certain foreign operations using currency borrowings. At 31 December 2017 the aggregate principal of these currency borrowings was £41 million (2016: £695 million). In 2017, an ineffectiveness loss of £11 million before tax and £8 million after tax (2016: ineffectiveness loss of £2 million before tax and £1 million after tax) was recognised in the income statement arising from net investment hedges.

The Group’s main overseas operations are in the Americas and Europe. Details of the Group’s structural foreign currency exposures, after net investment hedges, are as follows:

FUNCTIONAL CURRENCY OF GROUP OPERATIONS

	2017			2016
	Euro £m	US Dollar £m	Other non-sterling £m	Euro £m	US Dollar £m	Other non-sterling £m
Gross exposure	73	374	32	247	479	36
Net investment hedges	(41)	–	–	(216)	(479)	–
Total structural foreign currency exposures, after net investment hedges	32	374	32	31	–	36
F-78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL RISK MANAGEMENT continued

Credit risk

The Group’s credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom. Information about the Group’s exposure to credit risk, credit risk management, measurement and mitigation can be found under Credit risk.

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

	At 31 December 2017			At 31 December 2016
	Maximum exposure £m	Offset[2] £m	Net exposure £m	Maximum exposure £m	Offset[2] £m	Net exposure £m
Loans and receivables:
Loans and advances to banks, net[1]	6,611	–	6,611	26,902	–	26,902
Loans and advances to customers, net[1]	472,498	(7,030)	465,468	457,958	(6,331)	451,627
Debt securities, net[1]	3,643	–	3,643	3,397	–	3,397
	482,752	(7,030)	475,722	488,257	(6,331)	481,926
Available-for-sale financial assets[3]	40,901	–	40,901	55,311	–	55,311
Trading and other financial assets at fair value through profit or loss:[3,4]
Loans and advances	31,590	–	31,590	33,079	–	33,079
Debt securities, treasury and other bills	45,198	–	45,198	50,398	–	50,398
	76,788	–	76,788	83,477	–	83,477
Derivative assets	25,834	(13,049)	12,785	36,138	(18,539)	17,599
Assets arising from reinsurance contracts held	602	–	602	714	–	714
Financial guarantees	5,820	–	5,820	6,883	–	6,883
Off-balance sheet items:
Acceptances and endorsements	71	–	71	21	–	21
Other items serving as direct credit substitutes	740	–	740	779	–	779
Performance bonds and other transaction-related contingencies	2,300	–	2,300	2,237	–	2,237
Irrevocable commitments	60,126	–	60,126	63,203	–	63,203
	63,237	–	63,237	66,240	–	66,240
	695,934	(20,079)	675,855	737,020	(24,870)	712,150

1	Amounts shown net of related impairment allowances.

2	Offset items comprise deposit amounts available for offset, and amounts available for offset under master netting arrangements, that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

3	Excluding equity shares.

4	Includes assets within the Group’s unit-linked funds for which credit risk is borne by the policyholders and assets within the Group’s With-Profits funds for which credit risk is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back related contract liabilities.

B. CONCENTRATIONS OF EXPOSURE

The Group’s management of concentration risk includes single name, industry sector and country limits as well as controls over the Group’s overall exposure to certain products. Further information on the Group’s management of this risk is included within Credit risk mitigation, under Credit risk.

At 31 December 2017 the most significant concentrations of exposure were in mortgages (comprising 64 per cent of total loans and advances to customers) and to financial, business and other services (comprising 12 per cent of the total). For further information on concentrations of the Group’s loans, refer to note 17.

Following the continuing reduction in the Group’s non-UK activities, an analysis of credit risk exposures by geographical region has not been provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL RISK MANAGEMENT continued

C. CREDIT QUALITY OF ASSETS

LOANS AND RECEIVABLES

The disclosures in the table below and those on page F-81 are produced under the underlying basis used for the Group’s segmental reporting. The Group believes that, for reporting periods following a significant acquisition this underlying basis, which includes the allowance for loan losses at the acquisition date on a gross basis, more fairly reflects the underlying provisioning status of the loans. The remaining acquisition-related fair value adjustments in respect of this lending are therefore identified separately in this table.

The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

LOANS AND ADVANCES

		Loans and advances to customers				Loans and
	Loans and advances to banks £m	Retail – mortgages £m	Retail – other £m	Commercial £m	Total £m	advances designated at fair value through profit or loss £m
At 31 December 2017
Neither past due nor impaired	6,577	295,765	48,897	116,396	461,058	31,590
Past due but not impaired	6	5,934	585	336	6,855	–
Impaired – no provision required	28	640	306	700	1,646	–
– provision held	–	3,529	1,053	1,613	6,195	–
Gross	6,611	305,868	50,841	119,045	475,754	31,590
Allowance for impairment losses	–	(1,604)	(655)	(1,183)	(3,442)	–
Fair value adjustments	–				186	–
Net balance sheet carrying value	6,611				472,498	31,590
At 31 December 2016
Neither past due nor impaired	26,888	296,303	39,478	109,364	445,145	33,079
Past due but not impaired	14	7,340	386	305	8,031	–
Impaired – no provision required	–	784	392	689	1,865	–
– provision held	–	3,536	1,038	2,056	6,630	–
Gross	26,902	307,963	41,294	112,414	461,671	33,079
Allowance for impairment losses	–	(1,696)	(458)	(1,378)	(3,532)	–
Fair value adjustments	–				(181)	–
Net balance sheet carrying value	26,902				457,958	33,079

The criteria that the Group uses to determine that there is objective evidence of an impairment loss are disclosed in note 2(H). Included in loans and receivables are advances which are individually determined to be impaired with a gross amount before impairment allowances of £2,465 million (31 December 2016: £2,870 million).

The table below sets out the reconciliation of the allowance for impairment losses of £2,201 million (2016: £2,412 million) shown in note 20 to the allowance for impairment losses on an underlying basis of £3,442 million (2016: £3,532 million) shown above:

	2017 £m	2016 £m
Allowance for impairment losses on loans and advances to customers	2,201	2,412
Impairment allowance of HBOS and MBNA at acquisition[1]	11,309	11,147
Impairment charge covered by fair value adjustments	12,321	12,236
Amounts subsequently written off, net of foreign exchange and other movements	(22,389)	(22,263)
Allowance for impairment losses on loans and advances to customers on an underlying basis	3,442	3,532

1	Comprises an allowance in respect of HBOS (£11,147 million) and, in 2017, MBNA (£162 million). These amounts impact the impairment allowance on an underlying basis but not on a statutory basis.
F-80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL RISK MANAGEMENT continued

LOANS AND ADVANCES WHICH ARE NEITHER PAST DUE NOR IMPAIRED

		Loans and advances to customers				Loans and
						advances
						designated
	Loans and					at fair value
	advances	Retail –	Retail –			through
	to banks	mortgages	other	Commercial	Total	profit or loss
	£m	£m	£m	£m	£m	£m
At 31 December 2017
Good quality	6,351	294,748	43,145	81,121		31,548
Satisfactory quality	198	790	4,770	30,154		42
Lower quality	28	32	286	4,807		–
Below standard, but not impaired	–	195	696	314		–
Total loans and advances which are neither past due nor impaired	6,577	295,765	48,897	116,396	461,058	31,590
At 31 December 2016
Good quality	26,745	295,286	34,195	72,083		33,049
Satisfactory quality	87	814	4,479	30,433		30
Lower quality	3	39	387	6,433		–
Below standard, but not impaired	53	164	417	415		–
Total loans and advances which are neither past due nor impaired	26,888	296,303	39,478	109,364	445,145	33,079

The definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and commercial are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Commercial lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models. Further information about the Group’s internal probabilities of default rating models can be found under Credit risk.

LOANS AND ADVANCES WHICH ARE PAST DUE BUT NOT IMPAIRED

		Loans and advances to customers				Loans and
						advances
						designated
	Loans and					at fair value
	advances	Retail –	Retail –			through
	to banks	mortgages	other	Commercial	Total	profit or loss
	£m	£m	£m	£m	£m	£m
At 31 December 2017
0-30 days	6	3,057	458	246	3,761	–
30-60 days	–	1,115	111	10	1,236	–
60-90 days	–	785	3	13	801	–
90-180 days	–	977	3	8	988	–
Over 180 days	–	–	10	59	69	–
Total loans and advances which are past due but not impaired	6	5,934	585	336	6,855	–
At 31 December 2016
0-30 days	14	3,547	285	157	3,989	–
30-60 days	–	1,573	75	37	1,685	–
60-90 days	–	985	2	74	1,061	–
90-180 days	–	1,235	6	14	1,255	–
Over 180 days	–	–	18	23	41	–
Total loans and advances which are past due but not impaired	14	7,340	386	305	8,031	–

A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL RISK MANAGEMENT continued

DEBT SECURITIES CLASSIFIED AS LOANS AND RECEIVABLES

An analysis by credit rating of the Group’s debt securities classified as loans and receivables is provided below:

	2017			2016
	Investment			Investment
	grade[1]	Other[2]	Total	grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Asset-backed securities:
Mortgage-backed securities	2,366	–	2,366	2,089	–	2,089
Other asset-backed securities	1,164	96	1,260	1,192	98	1,290
	3,530	96	3,626	3,281	98	3,379
Corporate and other debt securities	27	16	43	29	65	94
Gross exposure	3,557	112	3,669	3,310	163	3,473
Allowance for impairment losses			(26)			(76)
Total debt securities classified as loans and receivables			3,643			3,397

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2017: £89 million; 2016: £91 million) and not rated (2017: £23 million; 2016: £72 million).

AVAILABLE-FOR-SALE FINANCIAL ASSETS (EXCLUDING EQUITY SHARES)

An analysis of the Group’s available-for-sale financial assets is included in note 21. The credit quality of the Group’s available-for-sale financial assets (excluding equity shares) is set out below:

	2017			2016
	Investment			Investment
	grade[1]	Other[2]	Total	grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Debt securities:
Government securities	34,708	–	34,708	48,714	–	48,714
Bank and building society certificates of deposit	167	–	167	142	–	142
Asset-backed securities:
Mortgage-backed securities	1,156	–	1,156	108	–	108
Other asset-backed securities	235	20	255	312	5	317
	1,391	20	1,411	420	5	425
Corporate and other debt securities	4,250	365	4,615	6,030	–	6,030
Total held as available-for-sale financial assets	40,516	385	40,901	55,306	5	55,311

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2017: £9 million; 2016: £5 million) and not rated (2017: £376 million; 2016: £nil).
F-82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL RISK MANAGEMENT continued

DEBT SECURITIES, TREASURY AND OTHER BILLS HELD AT FAIR VALUE THROUGH PROFIT OR LOSS

An analysis of the Group’s trading and other financial assets at fair value through profit or loss is included in note 15. The credit quality of the Group’s debt securities, treasury and other bills held at fair value through profit or loss is set out below:

	2017			2016
	Investment			Investment
	grade[1]	Other[2]	Total	grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Debt securities, treasury and other bills held at fair value through profit or loss
Trading assets:
Government securities	9,833	–	9,833	11,828	–	11,828
Asset-backed securities:
Mortgage-backed securities	84	105	189	47	–	47
Other asset-backed securities	95	–	95	69	–	69
	179	105	284	116	–	116
Corporate and other debt securities	469	54	523	221	3	224
Total held as trading assets	10,481	159	10,640	12,165	3	12,168
Other assets held at fair value through profit or loss:
Government securities	12,180	7	12,187	14,904	–	14,904
Other public sector securities	1,519	8	1,527	1,318	7	1,325
Bank and building society certificates of deposit	222	–	222	244	–	244
Asset-backed securities:
Mortgage-backed securities	208	3	211	633	27	660
Other asset-backed securities	924	2	926	1,178	291	1,469
	1,132	5	1,137	1,811	318	2,129
Corporate and other debt securities	17,343	2,124	19,467	17,445	2,163	19,608
Total debt securities held at fair value through profit or loss	32,396	2,144	34,540	35,722	2,488	38,210
Treasury bills and other bills	18	–	18	20	–	20
Total other assets held at fair value through profit or loss	32,414	2,144	34,558	35,742	2,488	38,230
Total held at fair value through profit or loss	42,895	2,303	45,198	47,907	2,491	50,398

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2017: £331 million; 2016: £485 million) and not rated (2017: £1,972 million; 2016: £2,006 million).

Credit risk in respect of trading and other financial assets at fair value through profit or loss held within the Group’s unit-linked funds is borne by the policyholders and credit risk in respect of with-profits funds is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back those contract liabilities.

DERIVATIVE ASSETS

An analysis of derivative assets is given in note 16. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the Group’s net credit risk relating to derivative assets of £12,785 million (2016: £17,599 million), cash collateral of £5,419 million (2016: £6,472 million) was held and a further £275 million was due from OECD banks (2016: £613 million).

	2017			2016
	Investment			Investment
	grade[1]	Other[2]	Total	grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Trading and other	21,742	2,211	23,953	31,373	2,053	33,426
Hedging	1,874	7	1,881	2,664	48	2,712
Total derivative financial instruments	23,616	2,218	25,834	34,037	2,101	36,138

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2017: £1,878 million; 2016: £1,830 million) and not rated (2017: £340 million; 2016: £271 million).

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

D. COLLATERAL HELD AS SECURITY FOR FINANCIAL ASSETS

A general description of collateral held as security in respect of financial instruments is provided under Credit risk. The Group holds collateral against loans and receivables and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for trading and other financial assets at fair value through profit or loss and for derivative assets is also shown below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL RISK MANAGEMENT continued

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

LOANS AND ADVANCES TO BANKS

There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £771 million (2016: £902 million), against which the Group held collateral with a fair value of £796 million (2016: £785 million).

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

	2017				2016
	Neither				Neither
	past due	Past due but			past due	Past due but
	nor impaired	not impaired	Impaired	Gross	nor impaired	not impaired	Impaired	Gross
	£m	£m	£m	£m	£m	£m	£m	£m
Less than 70 per cent	217,070	4,309	2,443	223,822	220,497	5,288	2,334	228,119
70 per cent to 80 per cent	43,045	787	595	44,427	39,789	1,004	648	41,441
80 per cent to 90 per cent	25,497	500	436	26,433	23,589	621	495	24,705
90 per cent to 100 per cent	7,085	177	245	7,507	7,983	223	355	8,561
Greater than 100 per cent	3,068	161	450	3,679	4,445	204	488	5,137
Total	295,765	5,934	4,169	305,868	296,303	7,340	4,320	307,963

Other

The majority of non-mortgage retail lending is unsecured. At 31 December 2017, impaired non-mortgage lending amounted to £817 million, net of an impairment allowance of £542 million (2016: £972 million, net of an impairment allowance of £458 million). The fair value of the collateral held in respect of this lending was £154 million (2016: £139 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation and the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

Unimpaired non-mortgage retail lending amounted to £49,482 million (2016: £39,864 million). Lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.

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

COMMERCIAL LENDING

Reverse repurchase transactions

At 31 December 2017 there were reverse repurchase agreements which were accounted for as collateralised loans with a carrying value of £16,832 million (2016: £8,304 million), against which the Group held collateral with a fair value of £17,122 million (2016: £7,490 million), all of which the Group was able to repledge. Included in these amounts were collateral balances in the form of cash provided in respect of reverse repurchase agreements of £nil (2016: £8 million). These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Impaired secured lending

The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.

At 31 December 2017, impaired secured commercial lending amounted to £698 million, net of an impairment allowance of £242 million (2016: £204 million, net of an impairment allowance of £401 million). The fair value of the collateral held in respect of impaired secured commercial lending was £797 million (2016: £1,160 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

Impaired secured commercial lending and associated collateral relates to lending to property companies and to customers in the financial, business and other services; transport, distribution and hotels; and construction industries.

Unimpaired secured lending

Unimpaired secured commercial lending amounted to £48,120 million (2016: £36,275 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL RISK MANAGEMENT continued

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

TRADING AND OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (EXCLUDING EQUITY SHARES)

Included in trading and other financial assets at fair value through profit or loss are reverse repurchase agreements treated as collateralised loans with a carrying value of £31,590 million (2016: £33,079 million). Collateral is held with a fair value of £39,099 million (2016: £30,850 million), all of which the Group is able to repledge. At 31 December 2017, £31,281 million had been repledged (2016: £27,303 million).

In addition, securities held as collateral in the form of stock borrowed amounted to £61,469 million (2016: £47,816 million). Of this amount, £44,432 million (2016: £16,204 million) had been resold or repledged as collateral for the Group’s own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

DERIVATIVE ASSETS, AFTER OFFSETTING OF AMOUNTS UNDER MASTER NETTING ARRANGEMENTS

The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £12,785 million (2016: £17,599 million), cash collateral of £5,419 million (2016: £6,472 million) was held.

IRREVOCABLE LOAN COMMITMENTS AND OTHER CREDIT-RELATED CONTINGENCIES

At 31 December 2017, the Group held irrevocable loan commitments and other credit-related contingencies of £63,237 million (2016: £66,240 million). Collateral is held as security, in the event that lending is drawn down, on £10,956 million (2016: £10,053 million) of these balances.

COLLATERAL REPOSSESSED

During the year, £297 million of collateral was repossessed (2016: £241 million), consisting primarily of residential property.

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

REPURCHASE TRANSACTIONS

DEPOSITS FROM BANKS

Included in deposits from banks are balances arising from repurchase transactions of £23,175 million (2016: £7,279 million); the fair value of the collateral provided under these agreements at 31 December 2017 was £23,082 million (2016: £8,395 million).

CUSTOMER DEPOSITS

Included in customer deposits are balances arising from repurchase transactions of £2,638 million (2016: £2,462 million); the fair value of the collateral provided under these agreements at 31 December 2017 was £2,640 million (2016: £2,277 million).

TRADING AND OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The fair value of collateral pledged in respect of repurchase transactions, accounted for as secured borrowing, where the secured party is permitted by contract or custom to repledge was £48,765 million (2016: £45,702 million).

SECURITIES LENDING TRANSACTIONS

The following on balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2017	2016
	£m	£m
Trading and other financial assets at fair value through profit or loss	6,622	6,991
Loans and advances to customers	197	583
Available-for-sale financial assets	2,608	3,206
	9,427	10,780

SECURITISATIONS AND COVERED BONDS

In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group’s asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in notes 18 and 19.

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

NOTE 51: FINANCIAL RISK MANAGEMENT continued

The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining contractual period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category. Certain balances, included in the table below on the basis of their residual maturity, are repayable on demand upon payment of a penalty.

MATURITIES OF ASSETS AND LIABILITIES

	Up to 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9-12 months £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
At 31 December 2017
Assets
Cash and balances at central banks	58,519	2	–	–	–	–	–	–	58,521
Trading and other financial assets at fair value through profit or loss	11,473	13,345	4,858	2,781	1,056	2,655	5,341	121,369	162,878
Derivative financial instruments	449	601	763	451	503	965	2,763	19,339	25,834
Loans and advances to banks	3,104	314	190	190	192	131	2,405	85	6,611
Loans and advances to customers	28,297	15,953	13,585	11,881	10,482	29,340	70,967	291,993	472,498
Debt securities held as loans and receivables	10	29	–	–	7	350	2,775	472	3,643
Available-for-sale financial assets	59	365	286	1,025	265	3,040	15,366	21,692	42,098
Other assets	3,807	897	414	1,170	854	725	5,618	26,541	40,026
Total assets	105,718	31,506	20,096	17,498	13,359	37,206	105,235	481,491	812,109
Liabilities
Deposits from banks	2,810	2,318	1,885	87	28	–	22,378	298	29,804
Customer deposits	366,778	18,821	10,615	5,524	5,074	7,823	2,986	503	418,124
Derivative financial instruments, trading and other financial liabilities at fair value through profit or loss	19,215	16,932	4,933	3,419	948	1,961	4,298	25,295	77,001
Debt securities in issue	3,248	6,014	4,431	3,506	2,902	6,333	25,669	20,347	72,450
Liabilities arising from insurance and investment contracts	1,898	2,003	2,484	2,466	2,425	8,532	21,842	77,210	118,860
Other liabilities	4,229	2,805	239	2,216	1,894	1,498	1,933	13,991	28,805
Subordinated liabilities	–	202	1,588	–	570	574	3,983	11,005	17,922
Total liabilities	398,178	49,095	26,175	17,218	13,841	26,721	83,089	148,649	762,966
At 31 December 2016
Assets
Cash and balances at central banks	47,446	2	4	–	–	–	–	–	47,452
Trading and other financial assets at fair value through profit or loss	20,168	14,903	7,387	2,914	817	1,680	6,011	97,294	151,174
Derivative financial instruments	956	1,700	1,393	786	651	2,230	4,165	24,257	36,138
Loans and advances to banks	9,801	6,049	3,894	1,201	867	1,281	3,692	117	26,902
Loans and advances to customers	20,179	10,651	14,235	12,400	10,773	26,007	69,300	294,413	457,958
Debt securities held as loans and receivables	8	–	–	242	–	–	34	3,113	3,397
Available-for-sale financial assets	127	259	73	637	222	1,887	16,080	37,239	56,524
Other assets	5,025	583	584	1,560	1,059	1,846	4,808	22,783	38,248
Total assets	103,710	34,147	27,570	19,740	14,389	34,931	104,090	479,216	817,793
Liabilities
Deposits from banks	3,772	2,779	1,062	503	13	43	7,859	353	16,384
Customer deposits	347,753	18,936	8,961	10,482	8,477	13,859	6,430	562	415,460
Derivative financial instruments, trading and other financial liabilities at fair value through profit or loss	18,381	19,640	8,779	1,696	1,179	3,843	5,575	30,335	89,428
Debt securities in issue	4,065	8,328	6,433	4,158	1,224	6,939	25,020	20,147	76,314
Liabilities arising from insurance and investment contracts	1,583	2,190	2,737	2,463	2,377	8,588	19,971	74,593	114,502
Other liabilities	3,282	2,266	1,213	2,164	1,440	413	3,087	23,544	37,409
Subordinated liabilities	–	390	161	393	–	1,750	4,527	12,610	19,831
Total liabilities	378,836	54,529	29,346	21,859	14,710	35,435	72,469	162,144	769,328

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

NOTE 51: FINANCIAL RISK MANAGEMENT continued

The table below analyses financial instrument liabilities of the Group, excluding those arising from insurance and participating investment contracts, on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2017
Deposits from banks	2,516	3,545	2,096	21,498	660	30,315
Customer deposits	367,103	18,854	21,308	11,198	2,375	420,838
Trading and other financial liabilities at fair value through profit or loss	21,286	14,424	6,499	4,251	13,044	59,504
Debt securities in issue	3,444	6,331	12,562	36,999	23,923	83,259
Liabilities arising from non-participating investment contracts	15,447	–	–	–	–	15,447
Subordinated liabilities	231	454	2,907	7,170	19,164	29,926
Total non-derivative financial liabilities	410,027	43,608	45,372	81,116	59,166	639,289
Derivative financial liabilities:
Gross settled derivatives – outflows	23,850	31,974	24,923	43,444	30,605	154,796
Gross settled derivatives – inflows	(23,028)	(30,972)	(23,886)	(43,523)	(32,065)	(153,474)
Gross settled derivatives – net flows	822	1,002	1,037	(79)	(1,460)	1,322
Net settled derivatives liabilities	17,425	128	776	974	2,795	22,098
Total derivative financial liabilities	18,247	1,130	1,813	895	1,335	23,420
At 31 December 2016
Deposits from banks	3,686	4,154	1,541	5,883	1,203	16,467
Customer deposits	347,573	19,151	28,248	20,789	1,294	417,055
Trading and other financial liabilities at fair value through profit or loss	14,390	19,718	11,845	1,938	13,513	61,404
Debt securities in issue	7,590	8,721	12,533	36,386	17,635	82,865
Liabilities arising from non-participating investment contracts	20,112	–	–	–	–	20,112
Subordinated liabilities	41	674	1,289	9,279	18,542	29,825
Total non-derivative financial liabilities	393,392	52,418	55,456	74,275	52,187	627,728
Derivative financial liabilities:
Gross settled derivatives – outflows	33,128	24,088	25,366	52,925	36,462	171,969
Gross settled derivatives – inflows	(31,359)	(22,401)	(23,510)	(49,239)	(32,382)	(158,891)
Gross settled derivatives – net flows	1,769	1,687	1,856	3,686	4,080	13,078
Net settled derivatives liabilities	21,669	117	620	1,167	3,020	26,593
Total derivative financial liabilities	23,438	1,804	2,476	4,853	7,100	39,671

The Group’s financial guarantee contracts are accounted for as financial instruments and measured at fair value, upon initial recognition, on the balance sheet. The majority of the Group’s financial guarantee contracts are callable on demand, were the guaranteed party to fail to meet its obligations. It is, however, expected that most guarantees will expire unused. The contractual nominal amounts of these guarantees totalled £5,820 million at 31 December 2017 (2016: £6,883 million) with £3,132 million expiring within one year; £627 million between one and three years; £1,471 million between three and five years; and £590 million over five years (2016: £3,815 million expiring within one year; £667 million between one and three years; £1,334 million between three and five years; and £1,067 million over five years).

The majority of the Group’s non-participating investment contract liabilities are unit-linked. These unit-linked products are invested in accordance with unit fund mandates. Clauses are included in policyholder contracts to permit the deferral of sales, where necessary, so that linked assets can be realised without being a forced seller.

The principal amount for undated subordinated liabilities with no redemption option is included within the over five years column; interest of approximately £24 million (2016: £23 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: FINANCIAL RISK MANAGEMENT continued

Further information on the Group’s liquidity exposures is provided under Funding and liquidity risk.

Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2017	1,708	1,747	6,467	26,479	67,012	103,413
At 31 December 2016	1,283	1,836	6,266	23,425	61,580	94,390

For insurance and participating investment contracts which are neither unit-linked nor in the Group’s with-profit funds, in particular annuity liabilities, the aim is to invest in assets such that the cash flows on investments match those on the projected future liabilities.

The following tables set out the amounts and residual maturities of the Group’s off balance sheet contingent liabilities and commitments.

	Up to 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9-12 months £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
At 31 December 2017
Acceptances and endorsements	12	51	4	–	–	4	–	–	71
Other contingent liabilities	392	669	210	131	205	506	271	656	3,040
Total contingent liabilities	404	720	214	131	205	510	271	656	3,111
Lending commitments	66,964	3,137	5,966	5,525	11,440	17,374	15,106	3,913	129,425
Other commitments	19	–	–	38	–	46	71	210	384
Total commitments	66,983	3,137	5,966	5,563	11,440	17,420	15,177	4,123	129,809
Total contingents and commitments	67,387	3,857	6,180	5,694	11,645	17,930	15,448	4,779	132,920
	Up to 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9-12 months £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
At 31 December 2016
Acceptances and endorsements	13	6	–	–	1	1	–	–	21
Other contingent liabilities	427	782	163	153	122	466	280	623	3,016
Total contingent liabilities	440	788	163	153	123	467	280	623	3,037
Lending commitments	48,210	3,546	5,276	4,783	11,628	17,212	18,775	4,090	113,520
Other commitments	–	3	–	41	1	79	122	402	648
Total commitments	48,210	3,549	5,276	4,824	11,629	17,291	18,897	4,492	114,168
Total contingents and commitments	48,650	4,337	5,439	4,977	11,752	17,758	19,177	5,115	117,205

NOTE 52: CONSOLIDATED CASH FLOW STATEMENT

(A) Change in operating assets

	2017 £m	2016 £m	2015 £m
Change in loans and receivables	(24,747)	710	6,081
Change in derivative financial instruments, trading and other financial assets at fair value through profit or loss	9,916	(13,889)	20,689
Change in other operating assets	(661)	961	7,930
Change in operating assets	(15,492)	(12,218)	34,700

(B) Change in operating liabilities

	2017 £m	2016 £m	2015 £m
Change in deposits from banks	13,415	(654)	6,107
Change in customer deposits	2,913	(3,690)	(4,252)
Change in debt securities in issue	(3,600)	(6,552)	5,657
Change in derivative financial instruments, trading and other liabilities at fair value through profit or loss	(12,481)	11,265	(16,924)
Change in investment contract liabilities	(4,665)	(2,665)	(3,922)
Change in other operating liabilities	136	(363)	1,349
Change in operating liabilities	(4,282)	(2,659)	(11,985)
F-88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: CONSOLIDATED CASH FLOW STATEMENT continued

(C) Non-cash and other items

	2017 £m	2016 £m	2015 £m
Depreciation and amortisation	2,370	2,380	2,112
Revaluation of investment properties	(230)	83	(416)
Allowance for loan losses	691	592	441
Write-off of allowance for loan losses, net of recoveries	(1,061)	(1,272)	(3,467)
Impairment of available-for-sale financial assets	6	173	4
Change in insurance contract liabilities	9,168	14,084	(2,856)
Payment protection insurance provision	1,300	1,350	4,000
Other regulatory provisions	865	1,085	837
Other provision movements	(17)	(40)	337
Net charge (credit) in respect of defined benefit schemes	369	287	315
Impact of consolidation and deconsolidation of OEICs[1]	–	(3,157)	(5,978)
Unwind of discount on impairment allowances	(23)	(32)	(56)
Foreign exchange impact on balance sheet[2]	125	(155)	507
Loss on ECN transactions	–	721	–
Interest expense on subordinated liabilities	1,436	1,864	1,970
Loss (profit) on disposal of businesses	–	–	46
Net gain on sale of available-for-sale financial assets	(446)	(575)	(51)
Hedging valuation adjustments on subordinated debt	(327)	153	(162)
Value of employee services	414	309	279
Transactions in own shares	(411)	(175)	(816)
Accretion of discounts and amortisation of premiums and issue costs	1,701	465	339
Share of post-tax results of associates and joint ventures	(6)	1	3
Transfers to income statement from reserves	(650)	(557)	(956)
Profit on disposal of tangible fixed assets	(120)	(93)	(51)
Other non-cash items	–	(17)	(11)
Total non-cash items	15,154	17,474	(3,630)
Contributions to defined benefit schemes	(587)	(630)	(433)
Payments in respect of payment protection insurance provision	(1,657)	(2,200)	(3,091)
Payments in respect of other regulatory provisions	(928)	(761)	(661)
Other	–	2	7
Total other items	(3,172)	(3,589)	(4,178)
Non-cash and other items	11,982	13,885	(7,808)

1	These OEICs (Open-ended investment companies) are mutual funds which are consolidated if the Group manages the funds and also has a sufficient beneficial interest. The population of OEICs to be consolidated varies at each reporting date as external investors acquire and divest holdings in the various funds. The consolidation of these funds is effected by the inclusion of the fund investments and a matching liability to the unitholders; and changes in funds consolidated represent a non-cash movement on the balance sheet.

2	When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.

(D) Analysis of cash and cash equivalents as shown in the balance sheet

	2017 £m	2016 £m	2015 £m

Cash and balances at central banks	58,521	47,452	58,417
Less: mandatory reserve deposits[1]	(957)	(914)	(941)
	57,564	46,538	57,476
Loans and advances to banks	6,611	26,902	25,117
Less: amounts with a maturity of three months or more	(3,193)	(11,052)	(10,640)
	3,418	15,850	14,477
Total cash and cash equivalents	60,982	62,388	71,953

1	Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

Included within cash and cash equivalents at 31 December 2017 is £2,322 million (2016: £14,475 million; 2015: £13,545 million) held within the Group’s long-term insurance and investments businesses, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: CONSOLIDATED CASH FLOW STATEMENT continued

(E) Acquisition of group undertakings and businesses

	2017 £m	2016 £m	2015 £m
Net assets acquired:
Cash and cash equivalents	123	–	–
Loans and receivables: Loans and advances to customers	7,811	–	–
Available-for-sale financial assets	16	–	–
Intangible assets	702	–	–
Property, plant and equipment	6	–	–
Other assets	414	–	–
Deposits from banks[1]	(6,431)	–	–
Other liabilities	(927)	–	–
Goodwill arising on acquisition	302	–	–
Cash consideration	2,016	–	–
Less: Cash and cash equivalents acquired	(123)	–	–
Net cash outflow arising from acquisition of MBNA	1,893	–	–
Acquisition of and additional investment in joint ventures	30	20	5
Net cash outflow from acquisitions in the year	1,923	20	5

1	Upon acquisition, the funding of MBNA was assumed by Lloyds Bank plc.

(F) Disposal and closure of group undertakings and businesses

	2017 £m	2016 £m	2015 £m
Trading and other assets at fair value through profit or loss	–	–	3,420
Loans and advances to customers	342	–	21,333
Loans and advances to banks	–	–	5,539
Available-for-sale financial assets	–	–	654
Value of in-force business	–	–	60
Property, plant and equipment	–	–	150
	342	–	31,156

Customer deposits	–	–	(24,613)
Debt securities in issue	–	–	(9)
Liabilities arising from insurance contracts and participating investment contracts	–	–	(3,828)
Liabilities arising from non-participating investment contracts	–	–	(549)
Non-controlling interests	(242)	–	(825)
Other net assets (liabilities)	29	5	(314)
	(213)	5	(30,138)

Net assets	129	5	1,018

Non-cash consideration received	–	–	–
(Loss) profit on sale	–	–	(46)
Cash consideration received on losing control of group undertakings and businesses	129	5	972
Cash and cash equivalents disposed	–	–	(5,043)
Net cash inflow (outflow)	129	5	(4,071)

NOTE 53: EVENTS SINCE THE BALANCE SHEET DATE

The Group intends to implement a share buyback of up to £1 billion. This represents the return to shareholders of capital surplus to that required to provide capacity for growth, meet regulatory requirements and cover uncertainties. The share buyback programme will commence in March 2018 and is expected to be completed during the next 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FUTURE ACCOUNTING DEVELOPMENTS

The following pronouncements are not applicable for the year ending 31 December 2017 and have not been applied in preparing these financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’ and is effective for annual periods beginning on or after 1 January 2018. The Group has chosen 1 January 2018 as its initial application date of IFRS 9 and has not restated comparative periods.

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

In October 2017 the IASB issued an Amendment to IFRS 9, ‘Prepayment Features with Negative Compensation’ which has an effective date of 1 January 2019. This Amendment changes the requirements of IFRS 9 so that certain prepayment features meet the solely payments of principal and interest test. The Group has some loans in its Commercial Banking division that have these features and so the Group has decided to apply the Amendment in 2018 in order to avoid further changes to accounting for financial assets in 2019.

IMPAIRMENT

The IFRS 9 impairment model will be applicable to all financial assets at amortised cost, debt instruments measured at fair value through other comprehensive income, lease receivables, loan commitments and financial guarantees not measured at fair value through profit or loss.

IFRS 9 replaces the existing ‘incurred loss’ impairment approach with an expected credit loss (‘ECL’) model resulting in earlier recognition of credit losses compared with IAS 39. Expected credit losses are the unbiased probability weighted average credit losses determined by evaluating a range of possible outcomes and future economic conditions.

The ECL model has three stages. Entities are required to recognise a 12 month expected loss allowance on initial recognition (stage 1) and a lifetime expected loss allowance when there has been a significant increase in credit risk since initial recognition (stage 2). Stage 3 requires objective evidence that an asset is credit-impaired, which is similar to the guidance on incurred losses in IAS 39, and then a lifetime expected loss allowance is recognised.

IFRS 9 requires the use of more forward looking information including reasonable and supportable forecasts of future economic conditions. The need to consider a range of economic scenarios and how they could impact the loss allowance is a subjective feature of the IFRS 9 ECL model. The Group has developed the capability to model a number of economic scenarios and capture the impact on credit losses to ensure the overall ECL reflects an appropriate distribution of economic outcomes.

For all material portfolios, IFRS 9 ECL calculation will leverage the systems, data and methodology used to calculate regulatory ‘expected losses’. The definition of default for IFRS 9 purposes will be aligned to the Basel definition of default to ensure consistency across the Group. IFRS 9 models will use three key input parameters for the computation of expected loss, being probability of default (‘PD’), loss given default (‘LGD’) and exposure at default (‘EAD’). However, given the conservatism inherent in the regulatory expected losses calculation and some differences in the period over which risk parameters are measured, some adjustments to these components have been made to ensure compliance with IFRS 9.

IMPACT ON 31 DECEMBER 2017 BALANCE SHEET

It is estimated that the new impairment methodology will result in higher impairment provisions of approximately £1.3 billion, predominantly for loans and advances to customers, recognised on the Group’s balance sheet. The re-classification and measurement of assets under IFRS 9 also results in a reduction to the carrying value of financial assets of approximately £0.2 billion gross of tax, mainly as a result of transferring assets managed by the Insurance division to fair value through profit or loss. The total net of tax impact on shareholders’ equity is a reduction of approximately £1.2 billion.

The ongoing impact on the financial results will only become clearer after running the IFRS 9 credit risk models over a period of time and under different economic environments, however, it could result in impairment charges being more volatile when compared to the current IAS 39 impairment model, due to the forward looking nature of expected credit losses.

HEDGE ACCOUNTING

The hedge accounting requirements of IFRS 9 are more closely aligned with risk management practices and follow a more principle-based approach than IAS 39. The standard does not address macro hedge accounting, which is being considered in a separate IASB project. There is an option to retain the existing IAS 39 hedge accounting requirements until the IASB completes its project on macro hedging. The Group expects to continue applying IAS 39 hedge accounting in accordance with this accounting policy choice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: FUTURE ACCOUNTING DEVELOPMENTS continued

IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and is effective for annual periods beginning on or after 1 January 2018.

The core principle of IFRS 15 is that revenue reflects the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled. The recognition of such revenue is in accordance with five steps to: identify the contract; identify the performance obligations; determine the transaction price; allocate the transaction price to the performance obligations; and recognise revenue when the performance obligations are satisfied.

In nearly all cases the Group’s current accounting policy is consistent with the requirements of IFRS 15, however, certain income streams within the Group’s car leasing business will be deferred with effect from 1 January 2018. This results in an additional £14 million being recognised as deferred income at 1 January 2018 and a corresponding debit of £11 million, net of tax, to shareholders’ equity; as permitted by the transition options under IFRS 15 comparative figures for the prior year have not been restated.

IFRS 16 Leases

IFRS 16 replaces IAS 17 ‘Leases’ and is effective for annual periods beginning on or after 1 January 2019.

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

IFRS 17 Insurance Contracts

IFRS 17 replaces IFRS 4 ‘Insurance Contracts’ and is effective for annual periods beginning on or after 1 January 2021.

IFRS 17 requires insurance contracts and participating investment contracts to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. Changes to estimates of future cash flows from one reporting date to another are recognised either as an amount in profit or loss or as an adjustment to the expected profit for providing insurance coverage, depending on the type of change and the reason for it. The effects of some changes in discount rates can either be recognised in profit or loss or in other comprehensive income as an accounting policy choice. The risk adjustment is released to profit and loss as an insurer’s risk reduces. Profits which are currently recognised through a Value in Force asset, will no longer be recognised at inception of an insurance contract. Instead, the expected profit for providing insurance coverage is recognised in profit or loss over time as the insurance coverage is provided.

The standard will have a significant impact on the accounting for the insurance and participating investment contracts issued by the Group.

Minor amendments to other accounting standards

The IASB has issued a number of minor amendments to IFRSs effective 1 January 2018 (including IFRS 2 Share-based Payment and IAS 40 Investment Property) and effective 1 January 2019 (including IAS 19 Employee Benefits, IAS 12 Income Taxes and IFRIC 23 Uncertainty over Income Tax Treatments). These revised requirements are not expected to have a significant impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: PARENT COMPANY DISCLOSURES

A COMPANY INCOME STATEMENT

	2017	2016	2015
	£ million	£ million	£ million
Net interest (expense) income	(121)	66	276
Other income	2,792	3,618	983
Total income	2,671	3,684	1,259
Operating expenses	(255)	(221)	(290)
Profit on ordinary activities before tax	2,416	3,463	969
Tax expense	(17)	(328)	(72)
Profit for the year	2,399	3,135	897
Profit attributable to ordinary shareholders	1,984	2,723	503
Profit attributable to other equity holders[1]	415	412	394
Profit for the year	2,399	3,135	897

1	The profit after tax attributable to other equity holders of £415 million (2016: £412 million; 2015: £394 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £79 million (2016: £82 million; 2015: £80 million).

B COMPANY BALANCE SHEET

	2017	2016
	£ million	£ million
Assets
Non-current assets:
Investment in subsidiaries	44,863	44,188
Loans to subsidiaries	14,379	6,912
Deferred tax assets	22	38
	59,264	51,138
Current assets:
Derivative financial instruments	265	461
Other assets	961	959
Amounts due from subsidiaries	47	67
Cash and cash equivalents	272	42
Current tax recoverable	724	465
	2,269	1,994
Total assets	61,533	53,132
Equity and liabilities
Capital and reserves:
Share capital	7,197	7,146
Share premium account	17,634	17,622
Merger reserve	7,423	7,423
Capital redemption reserve	4,115	4,115
Retained profits	1,500	1,584
Shareholders’ equity	37,869	37,890
Other equity instruments	5,355	5,355
Total equity	43,224	43,245
Non-current liabilities:
Debt securities in issue	10,886	2,455
Subordinated liabilities	3,993	4,329
	14,879	6,784
Current liabilities:
Derivative financial instruments	327	–
Other liabilities	3,103	3,103
	3,430	3,103
Total liabilities	18,309	9,887
Total equity and liabilities	61,533	53,132
F-93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: PARENT COMPANY DISCLOSURES continued

C COMPANY STATEMENT OF CHANGES IN EQUITY

			Capital		Total
	Share capital	Merger	redemption	Retained	shareholders’	Other equity	Total
	and premium	reserve	reserve	profits[1]	equity	instruments	equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Balance at 1 January 2015	24,427	7,764	4,115	1,720	38,026	5,355	43,381
Total comprehensive income[1]	–	–	–	897	897	–	897
Dividends paid	–	–	–	(1,070)	(1,070)	–	(1,070)
Distributions on other equity instruments, net of tax	–	–	–	(314)	(314)	–	(314)
Redemption of preference shares	131	(131)	–	–	–	–	–
Movement in treasury shares	–	–	–	(753)	(753)	–	(753)
Value of employee services:
Share option schemes	–	–	–	133	133	–	133
Other employee award schemes	–	–	–	172	172	–	172
Balance at 31 December 2015	24,558	7,633	4,115	785	37,091	5,355	42,446
Total comprehensive income[1]	–	–	–	3,135	3,135	–	3,135
Dividends paid	–	–	–	(2,014)	(2,014)	–	(2,014)
Distributions on other equity instruments, net of tax	–	–	–	(330)	(330)	–	(330)
Redemption of preference shares	210	(210)	–	–	–	–	–
Movement in treasury shares	–	–	–	(301)	(301)	–	(301)
Value of employee services:
Share option schemes	–	–	–	141	141	–	141
Other employee award schemes	–	–	–	168	168	–	168
Balance at 31 December 2016	24,768	7,423	4,115	1,584	37,890	5,355	43,245
Total comprehensive income[1]	–	–	–	2,399	2,399	–	2,399
Dividends paid	–	–	–	(2,284)	(2,284)	–	(2,284)
Distributions on other equity instruments, net of tax	–	–	–	(336)	(336)	–	(336)
Issue of ordinary shares	63	–	–	–	63	–	63
Movement in treasury shares	–	–	–	(277)	(277)	–	(277)
Value of employee services:
Share option schemes	–	–	–	82	82	–	82
Other employee award schemes	–	–	–	332	332	–	332
Balance at 31 December 2017	24,831	7,423	4,115	1,500	37,869	5,355	43,224

1	Total comprehensive income comprises only the profit (loss) for the year.
F-94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 55: PARENT COMPANY DISCLOSURES continued

D COMPANY CASH FLOW STATEMENT

	2017	2016	2015
	£ million	£ million	£ million
Profit before tax	2,416	3,463	969
Fair value and exchange adjustments and other non-cash items	495	1,986	(1,357)
Change in other assets	18	(50)	(566)
Change in other liabilities and other items	8,431	(8,392)	458
Dividends received	(2,650)	(3,759)	(1,080)
Distributions on other equity instruments received	(292)	(119)	–
Tax (paid) received	(197)	(679)	(142)
Net cash provided by (used in) operating activities	8,221	(7,550)	(1,718)
Cash flows from investing activities
Return of capital contribution	77	441	600
Dividends received	2,650	3,759	1,080
Distributions on other equity instruments received	292	119	–
Capital injection to Lloyds Bank plc	–	(3,522)	–
Acquisition of subsidiaries	(320)	–	–
Amounts advanced to subsidiaries	(8,476)	(4,978)	(1,157)
Redemption of loans to subsidiaries	475	13,166	570
Interest received on loans to subsidiaries	244	496	763
Net cash (used in) provided by investing activities	(5,058)	9,481	1,856
Cash flows from financing activities
Dividends paid to ordinary shareholders	(2,284)	(2,014)	(1,070)
Distributions on other equity instruments	(415)	(412)	(394)
Issue of subordinated liabilities	–	1,061	1,436
Interest paid on subordinated liabilities	(248)	(229)	(129)
Repayment of subordinated liabilities	–	(319)	(152)
Proceeds from issue of ordinary shares	14	–	–
Net cash provided by financing activities	(2,933)	(1,913)	(309)
Change in cash and cash equivalents	230	18	(171)
Cash and cash equivalents at beginning of year	42	24	195
Cash and cash equivalents at end of year	272	42	24

E INTERESTS IN SUBSIDIARIES

The principal subsidiaries, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds Banking Group plc, are:

Percentage
of equity
	Country of	share capital
	registration/	and voting
	Incorporation	rights held	Nature of business
Lloyds Bank plc	England	100%	Banking and financial services
Scottish Widows Limited	Scotland	100%[1]	Life assurance
HBOS plc	Scotland	100%[1]	Holding company
Bank of Scotland plc	Scotland	100%[1]	Banking and financial services

1	Indirect interest.

The principal area of operation for each of the above subsidiaries is the United Kingdom.

F-95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: CONDENSED CONSOLIDATING FINANCIAL INFORMATION

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

Under IAS 27, the Company and Lloyds Bank account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the results of the Company and Lloyds Bank in the information below by £1,408 million and £(1,140) million, respectively, for the year ended 31 December 2017; by £(1,072) million and £(851) million, respectively, for the year ended 31 December 2016; and by £(37) million and £(10,248) million, respectively, for the year ended 31 December 2015. The net assets of the Company and Lloyds Bank in the information below would also be increased/(decreased) by £5,682 million and £(9,962) million, respectively, at 31 December 2017; and by £4,780 million and £(8,268) million, respectively, at 31 December 2016.

INCOME STATEMENTS

For the year ended 31 December 2017	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest (expense) income	(121)	5,829	5,360	(156)	10,912
Other income	2,792	7,642	22,553	(9,662)	23,325
Total income	2,671	13,471	27,913	(9,818)	34,237
Insurance claims	–	–	(15,578)	–	(15,578)
Total income, net of insurance claims	2,671	13,471	12,335	(9,818)	18,659
Operating expenses	(255)	(7,201)	(6,939)	2,049	(12,346)
Trading surplus	2,416	6,270	5,396	(7,769)	6,313
Impairment	–	(462)	(281)	55	(688)
Profit before tax	2,416	5,808	5,115	(7,714)	5,625
Taxation	(17)	(529)	(1,153)	(29)	(1,728)
Profit for the year	2,399	5,279	3,962	(7,743)	3,897

For the year ended 31 December 2016	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	66	4,883	4,661	(336)	9,274
Other income	3,618	5,489	30,349	(9,119)	30,337
Total income	3,684	10,372	35,010	(9,455)	39,611
Insurance claims	–	–	(22,344)	–	(22,344)
Total income, net of insurance claims	3,684	10,372	12,666	(9,455)	17,267
Operating expenses	(221)	(7,722)	(6,380)	1,696	(12,627)
Trading surplus	3,463	2,650	6,286	(7,759)	4,640
Impairment	–	(620)	(239)	107	(752)
Profit before tax	3,463	2,030	6,047	(7,652)	3,888
Taxation	(328)	(77)	(1,815)	496	(1,724)
Profit for the year	3,135	1,953	4,232	(7,156)	2,164
F-96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2015	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	276	4,170	7,129	(257)	11,318
Other income	983	16,057	10,035	(15,243)	11,832
Total income	1,259	20,227	17,164	(15,500)	23,150
Insurance claims	–	–	(5,729)	–	(5,729)
Total income, net of insurance claims	1,259	20,227	11,435	(15,500)	17,421
Operating expenses	(290)	(8,994)	(6,948)	845	(15,387)
Trading surplus	969	11,233	4,487	(14,655)	2,034
Impairment	–	(265)	(222)	97	(390)
Profit before tax	969	10,968	4,265	(14,558)	1,644
Taxation	(72)	(57)	(803)	244	(688)
Profit for the year	897	10,911	3,462	(14,314)	956

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended 31 December 2017	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Profit (loss) for the year	2,399	5,279	3,962	(7,743)	3,897
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post–retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	442	186	–	628
Taxation	–	(110)	(36)	–	(146)
	–	332	150	–	482
Gains and losses attributable to own credit risk:
Gains (losses) before taxation	–	(55)	–	–	(55)
Taxation	–	15	–	–	15
	–	(40)	–	–	(40)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	–	231	38	34	303
Income statement transfers in respect of disposals	–	(333)	(131)	18	(446)
Income statement transfers in respect of impairment	–	–	9	(3)	6
Taxation	–	46	17	–	63
	–	(56)	(67)	49	(74)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	15	(136)	(242)	(363)
Net income statement transfers	–	(436)	46	(261)	(651)
Taxation	–	130	23	130	283
	–	(291)	(67)	(373)	(731)
Currency translation differences (tax: nil)	–	(5)	(27)	–	(32)
Other comprehensive income for the year, net of tax	–	(60)	(11)	(324)	(395)
Total comprehensive income for the year	2,399	5,219	3,951	(8,067)	3,502
Total comprehensive income attributable to ordinary shareholders	1,984	4,946	3,740	(7,673)	2,997
Total comprehensive income attributable to other equity holders	415	273	121	(394)	415
Total comprehensive income attributable to equity holders	2,399	5,219	3,861	(8,067)	3,412
Total comprehensive income attributable to non-controlling interests	–	–	90	–	90
Total comprehensive income for the year	2,399	5,219	3,951	(8,067)	3,502
F-97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2016	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Profit (loss) for the year	3,135	1,953	4,232	(7,156)	2,164
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	(682)	(666)	–	(1,348)
Taxation	–	184	136	–	320
	–	(498)	(530)	–	(1,028)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfer from held-to-maturity portfolio	–	1,544	–	–	1,544
Change in fair value	–	268	84	4	356
Income statement transfers in respect of disposals	–	(507)	(68)	–	(575)
Income statement transfers in respect of impairment	–	172	1	–	173
Taxation	–	(269)	(32)	–	(301)
	–	1,208	(15)	4	1,197
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	1,290	125	1,017	2,432
Net income statement transfers	–	(241)	(233)	(83)	(557)
Taxation	–	(258)	29	(237)	(466)
		791	(79)	697	1,409
Currency translation differences (tax: nil)	–	19	44	(67)	(4)
Other comprehensive income for the year, net of tax	–	1,520	(580)	634	1,574
Total comprehensive income for the year	3,135	3,473	3,652	(6,522)	3,738
Total comprehensive income attributable to ordinary shareholders	2,723	3,354	3,450	(6,302)	3,225
Total comprehensive income attributable to other equity holders	412	119	101	(220)	412
Total comprehensive income attributable to equity holders	3,135	3,473	3,551	(6,522)	3,637
Total comprehensive income attributable to non-controlling interests	–	–	101	–	101
Total comprehensive income for the year	3,135	3,473	3,652	(6,522)	3,738
F-98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2015	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Profit (loss) for the year	897	10,911	3,462	(14,314)	956
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	31	(305)	–	(274)
Taxation	–	(1)	60	–	59
	–	30	(245)	–	(215)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	–	(300)	(27)	9	(318)
Income statement transfers in respect of disposals	–	(14)	(37)	–	(51)
Income statement transfers in respect of impairment	–	1	38	(35)	4
Taxation	–	(17)	2	9	(6)
	–	(330)	(24)	(17)	(371)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	294	183	60	537
Net income statement transfers	–	(421)	(557)	22	(956)
Taxation	–	(76)	59	24	7
	–	(203)	(315)	106	(412)
Currency translation differences (tax: nil)	–	(13)	52	(81)	(42)
Other comprehensive income for the year, net of tax	–	(516)	(532)	8	(1,040)
Total comprehensive income for the year	897	10,395	2,930	(14,306)	(84)
Total comprehensive income attributable to ordinary shareholders	503	10,395	2,834	(14,306)	(574)
Total comprehensive income attributable to other equity holders	394	–	–	–	394
Total comprehensive income attributable to equity holders	897	10,395	2,834	(14,306)	(180)
Total comprehensive income attributable to non-controlling interests	–	–	96	–	96
Total comprehensive income for the year	897	10,395	2,930	(14,306)	(84)

F-99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

BALANCE SHEETS

At 31 December 2017	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Assets
Cash and balances at central banks	–	55,835	2,686	–	58,521
Items in course of collection from banks	–	490	265	–	755
Trading and other financial assets at fair value through profit or loss	–	43,977	126,864	(7,963)	162,878
Derivative financial instruments	265	26,764	14,785	(15,980)	25,834
Loans and receivables:
Loans and advances to banks	–	3,611	2,975	25	6,611
Loans and advances to customers	–	170,804	294,463	7,231	472,498
Debt securities	–	3,182	420	41	3,643
Due from fellow Lloyds Banking Group undertakings	14,698	180,772	119,914	(315,384)	–
Available-for-sale financial assets	–	42,566	1,582	(2,050)	42,098
Goodwill	–	–	2,332	(22)	2,310
Value of in-force business	–	–	4,590	249	4,839
Other intangible assets	–	1,415	345	1,075	2,835
Property, plant and equipment	–	3,252	9,526	(51)	12,727
Current tax recoverable	724	–	26	(734)	16
Deferred tax assets	22	1,995	2,285	(2,018)	2,284
Retirement benefit assets	–	673	69	(19)	723
Investment in subsidiary undertakings, including assets held for sale	44,863	40,500	–	(85,363)	–
Other assets	961	1,117	12,107	(648)	13,537
Total assets	61,533	576,953	595,234	(421,611)	812,109
Equity and liabilities
Liabilities
Deposits from banks	–	7,538	22,268	(2)	29,804
Customer deposits	–	234,397	183,830	(103)	418,124
Due to fellow Lloyds Banking Group undertakings	2,168	112,769	179,952	(294,889)	–
Items in course of transmission to banks	–	304	280	–	584
Trading and other financial liabilities at fair value through profit or loss	–	51,045	53	(221)	50,877
Derivative financial instruments	327	28,267	13,510	(15,980)	26,124
Notes in circulation	–	–	1,313	–	1,313
Debt securities in issue	10,886	66,249	15,847	(20,532)	72,450
Liabilities arising from insurance contracts and participating investment contracts	–	–	103,434	(21)	103,413
Liabilities arising from non-participating investment contracts	–	–	15,447	–	15,447
Other liabilities	935	3,425	18,480	(2,110)	20,730
Retirement benefit obligations	–	143	134	81	358
Current tax liabilities	–	105	1,242	(1,073)	274
Deferred tax liabilities	–	–	779	(779)	–
Other provisions	–	2,593	2,865	88	5,546
Subordinated liabilities	3,993	9,341	8,288	(3,700)	17,922
Total liabilities	18,309	516,176	567,722	(339,241)	762,966
Equity
Shareholders’ equity	37,869	57,560	25,470	(77,348)	43,551
Other equity instruments	5,355	3,217	1,805	(5,022)	5,355
Total equity excluding non-controlling interests	43,224	60,777	27,275	(82,370)	48,906
Non-controlling interests	–	–	237	–	237
Total equity	43,224	60,777	27,512	(82,370)	49,143
Total equity and liabilities	61,533	576,953	595,234	(421,611)	812,109
F-100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

At 31 December 2016	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Assets
Cash and balances at central banks	–	44,595	2,857	–	47,452
Items in course of collection from banks	–	512	194	–	706
Trading and other financial assets at fair value through profit or loss	–	48,309	112,154	(9,289)	151,174
Derivative financial instruments	461	36,714	18,737	(19,774)	36,138
Loans and receivables:
Loans and advances to banks	–	4,379	22,498	25	26,902
Loans and advances to customers	–	161,161	290,036	6,761	457,958
Debt securities	–	2,818	528	51	3,397
Due from fellow Lloyds Banking Group undertakings	7,021	152,260	104,314	(263,595)	–
Available-for-sale financial assets	–	55,122	3,274	(1,872)	56,524
Goodwill	–	–	2,343	(327)	2,016
Value of in-force business	–	–	4,761	281	5,042
Other intangible assets	–	893	314	474	1,681
Property, plant and equipment	–	3,644	9,263	65	12,972
Current tax recoverable	465	420	26	(883)	28
Deferred tax assets	38	2,286	1,503	(1,121)	2,706
Retirement benefit assets	–	254	86	2	342
Investment in subsidiary undertakings, including assets held for sale	44,188	38,757	–	(82,945)	–
Other assets	959	1,168	11,613	(985)	12,755
Total assets	53,132	553,292	584,501	(373,132)	817,793
Equity and liabilities
Liabilities
Deposits from banks	–	9,450	6,936	(2)	16,384
Customer deposits	–	213,135	202,433	(108)	415,460
Due to fellow Lloyds Banking Group undertakings	2,690	86,803	149,152	(238,645)	–
Items in course of transmission to banks	–	292	256	–	548
Trading and other financial liabilities at fair value through profit or loss	–	55,776	945	(2,217)	54,504
Derivative financial instruments	–	38,591	16,107	(19,774)	34,924
Notes in circulation	–	–	1,402	–	1,402
Debt securities in issue	2,455	74,366	22,336	(22,843)	76,314
Liabilities arising from insurance contracts and participating investment contracts	–	–	94,409	(19)	94,390
Liabilities arising from non-participating investment contracts	–	–	20,112	–	20,112
Other liabilities	413	3,295	27,668	(2,183)	29,193
Retirement benefit obligations	–	399	420	3	822
Current tax liabilities	–	3	1,390	(1,167)	226
Deferred tax liabilities	–	–	–	–	–
Other provisions	–	2,833	2,355	30	5,218
Subordinated liabilities	4,329	10,575	10,648	(5,721)	19,831
Total liabilities	9,887	495,518	556,569	(292,646)	769,328
Equity
Shareholders’ equity	37,890	54,557	25,687	(75,464)	42,670
Other equity instruments	5,355	3,217	305	(3,522)	5,355
Total equity excluding non-controlling interests	43,245	57,774	25,992	(78,986)	48,025
Non-controlling interests	–	–	1,940	(1,500)	440
Total equity	43,245	57,774	27,932	(80,486)	48,465
Total equity and liabilities	53,132	553,292	584,501	(373,132)	817,793
F-101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

CASH FLOW STATEMENTS

For the year ended 31 December 2017	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash (used in) provided by operating activities	8,221	(3,430)	(5,959)	(2,027)	(3,195)
Cash flows from investing activities
Dividends received from subsidiary undertakings	2,650	4,378	–	(7,028)	–
Distributions on other equity instruments received	292	101	–	(393)	–
Return of capital contributions	77	–	–	(77)	–
Available-for-sale financial assets:
Purchases	–	(7,550)	(482)	170	(7,862)
Proceeds from sale and maturity	–	16,480	2,195	–	18,675
Purchase of fixed assets	–	(1,155)	(2,500)	–	(3,655)
Proceeds from sale of fixed assets	–	85	1,359	–	1,444
Additional capital lending to subsidiaries	(8,476)	(34)	–	8,510	–
Capital repayments by subsidiaries	475	–	–	(475)	–
Interest received on lending to Lloyds Bank	244	–	–	(244)	–
Acquisition of businesses, net of cash acquired	(320)	(2,026)	(622)	1,045	(1,923)
Disposal of businesses, net of cash disposed	–	592	129	(592)	129
Net cash flows from investing activities	(5,058)	10,871	79	916	6,808

Cash flows from financing activities
Dividends paid to equity shareholders	(2,284)	(2,650)	(4,378)	7,028	(2,284)
Distributions on other equity instruments	(415)	(273)	(120)	393	(415)
Dividends paid to non-controlling interests	–	–	(51)	–	(51)
Interest paid on subordinated liabilities	(248)	(668)	(700)	341	(1,275)
Proceeds from issue of subsordinated liabilities	–	–	–	–	–
Proceeds from issue of ordinary shares	14	–	–	–	14
Repayment of subordinated liabilities	–	(675)	(1,132)	799	(1,008)
Capital contributions received	–	–	–	–	–
Changes in non-controlling interests	–	–	–	–	–
Return of capital contribution	–	(77)	–	77	–
Capital borrowing from the Company	–	8,476	–	(8,476)	–
Capital repayments to parent company	–	(475)	–	475	–
Interest paid on borrowing from the Company	–	(244)	–	244	–
Net cash used in financing activities	(2,933)	3,414	(6,381)	881	(5,019)

Effects of exchange rate changes on cash and cash equivalents	–	(1)	1	–	–
Change in cash and cash equivalents	230	10,854	(12,260)	(230)	(1,406)
Cash and cash equivalents at beginning of year	42	45,266	17,122	(42)	62,388
Cash and cash equivalents at end of year	272	56,120	4,862	(272)	60,982
F-102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2016	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash provided by (used in) operating activities	(7,550)	1,073	11,131	(2,580)	2,074
Cash flows from investing activities
Dividends received from subsidiary undertakings	3,759	3,984	–	(7,743)	–
Distributions on other equity instruments received	119	–	–	(119)	–
Return of capital contributions	441	–	–	(441)	–
Available-for-sale financial assets and held-to-maturity investments:
Purchases	–	(4,664)	(322)	56	(4,930)
Proceeds from sale and maturity	–	6,429	2,350	(2,444)	6,335
Purchase of fixed assets	–	(1,122)	(2,638)	–	(3,760)
Proceeds from sale of fixed assets	–	19	1,665	–	1,684
Purchase of other equity instruments issued by subsidiaries	–	–	–	–	–
Capital lending to Lloyds Bank	–	–	–	–	–
Capital repayments by Lloyds Bank	–	–	–	–	–
Additional capital lending to subsidiaries	(4,978)	–	–	4,978	–
Capital repayments by subsidiaries	13,166	–	–	(13,166)	–
Interest received on lending to Lloyds Bank	496	–	–	(496)	–
Additional capital injections to subsidiaries	(3,522)	(309)	–	3,831	–
Acquisition of businesses, net of cash acquired	–	–	(20)	–	(20)
Disposal of businesses, net of cash disposed	–	231	5	(231)	5
Net cash flows from investing activities	9,481	4,568	1,040	(15,775)	(686)

Cash flows from financing activities
Dividends paid to ordinary shareholders	(2,014)	(3,040)	(4,602)	7,642	(2,014)
Distributions on other equity instruments	(412)	(119)	(101)	220	(412)
Dividends paid to non-controlling interests	–	–	(29)	–	(29)
Interest paid on subordinated liabilities	(229)	(1,516)	(893)	951	(1,687)
Proceeds from issue of subordinated liabilities	1,061	2,753	–	(2,753)	1,061
Repayment of subordinated liabilities	(319)	(13,200)	(4,952)	10,586	(7,885)
Proceeds from issue of other equity instruments	–	3,217	305	(3,522)	–
Capital contribution received	–	–	309	(309)	–
Return of capital contributions	–	(441)	–	441	–
Capital borrowing from the Company	–	–	–	–	–
Capital repayments to the Company	–	(3,387)	(1,198)	4,585	–
Interest paid on borrowing from the Company	–	(496)	–	496	–
Change in stake of non-controlling interests	–	–	(8)	–	(8)
Net cash used in financing activities	(1,913)	(16,229)	(11,169)	18,337	(10,974)

Effects of exchange rate changes on cash and cash equivalents	–	2	19	–	21
Change in cash and cash equivalents	18	(10,586)	1,021	(18)	(9,565)
Cash and cash equivalents at beginning of year	24	55,852	16,101	(24)	71,953
Cash and cash equivalents at end of year	42	45,266	17,122	(42)	62,388

F-103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2015	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash provided by (used in) operating activities	(1,718)	8,302	7,472	2,316	16,372

Cash flows from investing activities
Dividends received from subsidiary undertakings	1,080	12,820	–	(13,900)	–
Return of capital contributions	600	–	–	(600)	–
Available-for-sale financial assets and held-to-maturity investments:
Purchases	–	(7,903)	(13,593)	2,142	(19,354)
Proceeds from sale and maturity	–	7,055	14,945	–	22,000
Purchase of fixed assets	–	(1,279)	(2,138)	–	(3,417)
Proceeds from sale of fixed assets	–	61	1,476	–	1,537
Additional capital injections to subsidiaries	–	(64)	–	64	–
Purchase of other equity instruments issued by subsidiaries	–	(1,500)	–	1,500	–
Capital lending to Lloyds Bank	(1,157)	–	–	1,157	–
Capital repayments by Lloyds Bank	570	–	–	(570)	–
Interest received on lending to Lloyds Bank	763	–	–	(763)	–
Acquisition of businesses, net of cash acquired	–	–	(5)	–	(5)
Disposal of businesses, net of cash disposed	–	850	122	(5,043)	(4,071)
Net cash flows from investing activities	1,856	10,040	807	(16,013)	(3,310)

Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,070)	(1,080)	(12,820)	13,900	(1,070)
Distributions on other equity instruments	(394)	–	–	–	(394)
Dividends paid to non-controlling interests	–	–	(52)	–	(52)
Interest paid on subordinated liabilities	(129)	(1,755)	(956)	1,000	(1,840)
Proceeds from issue of subordinated liabilities	1,436	–	–	(1,098)	338
Repayment of subordinated liabilities	(152)	(1,266)	(2,151)	370	(3,199)
Capital contributions received	–	–	165	(165)	–
Return of capital contributions	–	(600)	–	600	–
Capital borrowing from the Company	–	1,157	–	(1,157)	–
Capital repayments to the Company	–	(1,155)	–	1,155	–
Interest paid on borrowing from the Company	–	(763)	–	763	–
Changes in non-controlling interests	–	–	1,459	(1,500)	(41)
Net cash used in financing activities	(309)	(5,462)	(14,355)	13,868	(6,258)

Effects of exchange rate changes on cash and cash equivalents	–	–	2	–	2
Change in cash and cash equivalents	(171)	12,880	(6,074)	171	6,806
Cash and cash equivalents at beginning of year	195	42,972	22,175	(195)	65,147
Cash and cash equivalents at end of year	24	55,852	16,101	(24)	71,953
F-104

Glossary

Term used	US equivalent or brief description.
Accounts	Financial statements.
Allotted	Issued.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
ATM	Automatic Teller Machine.
ATM interchange	System allowing customers of different ATM operators to use any ATM that is part of the system.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Demutualisation	Process by which a mutual institution is converted into a public limited company.
Depreciation	Amortisation.
Endowment mortgage	An interest-only mortgage to be repaid by the proceeds of an endowment insurance policy which is assigned to the lender providing the mortgage. The sum insured, which is payable on maturity or upon the death of the policyholder, is used to repay the mortgage.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
ISA	Individual Savings Account.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Life assurance	Life insurance.
Loan capital	Long-term debt.
Members	Shareholders.
Memorandum and articles of association	Articles and bylaws.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed, used to fund benefits at the national level including state pensions, medical benefits through the National Health Service (NHS), unemployment and maternity. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.
Nominal value	Par value.
Open Ended Investment Company (OEIC)	Mutual fund.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
201

GLOSSARY

Term used	US equivalent or brief description.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.
Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income (normally as a consequence of being self-employed) or who are otherwise regarded as a sub-prime credit risk. New mortgage lending of this type has not been offered by the Group since early 2009.
Tangible fixed assets	Property and equipment.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.
202

FORM 20-F CROSS REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	Not applicable.
	B.	Advisers	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected financial data	“Selected consolidated financial data”	3
			“Exchange rates”	4
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	182–198
Item 4.	Information on the Company
	A.	History and development of the company	“Business overview”	2
			“Business – History and development of Lloyds Banking Group”	4
			“Business – Legal actions and regulatory matters”	7–9
			“Operating and financial review and prospects – Line of business information”	24–26
	B.	Business overview	“Business overview”	23
			“Business – Legal actions and regulatory matters”	7–9
			“Operating and financial review and prospects – Line of business information”	24–26
			“Regulation”	166–168
	C.	Organisational structure	“Lloyds Banking Group structure”	200
	D.	Property, plant and equipment	“Business – Properties”	7
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Operating and financial review and prospects”	11–112
			“Operating and financial review and prospects – Credit risk”	54–73
			“Regulation”	166–168
			“Operating and financial review and prospects – Market Risk”	102–107
	B.	Liquidity and capital resources	“Operating and financial review and prospects – Risk elements in the loan portfolio – Cross border outstandings”	82
			“Operating and financial review and prospects – Funding and Liquidity Risk”	94–100
			“Operating and financial review and prospects – Capital risk”	87–94
“Operating and financial review and prospects –
			Investment portfolio, maturities, deposits, short-term borrowings”	109–112
			“Dividends”	172
			“Notes to the consolidated financial statements – note 47”	F-62
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects –
			Overview and trend information”	12
	E.	Off-balance sheet arrangements	“Operating and financial review and prospects – Funding and liquidity risk – Off balance sheet arrangements” – also refer to financial notes	100
	F.	Tabular disclosure of contractual obligations	“Operating and financial review and prospects –
			Funding and liquidity risk – Contractual cash obligations”	100
	G.	Safe harbor	“Forward looking statements”	199
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and employees – Directors and senior management”	113–115
	B.	Compensation	“Compensation” – also refer to financial notes	117–137
	C.	Board practices	“Management and employees”	113–115
			“Articles of association of Lloyds Banking Group plc”	173–178
			“Management and employees – Employees”	116
			“Compensation – Service agreements”	135
			“Corporate governance – Leadership”	151–152
			“Corporate governance – Audit Committee Report”	156–159
			“Compensation – Annual report on remuneration – Remuneration Committee”	132
	D.	Employees	“Management and employees – Employees”	116
	E.	Share ownership	“Compensation – Directors’ share interests and share awards”	127–128
			“Notes to the consolidated financial statements – note 2”	F-15
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions – Major shareholders”	165
203

FORM 20-F CROSS REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page
	B.	Related party transactions	“Major shareholders and related party transactions – Related party transactions”	165
			“Notes to the consolidated financial statements – note 46”	F-61–F-62
	C.	Interests of experts and counsel	Not applicable.
Item 8.	Financial Information
	A.	Consolidated statements and other financial information	“Consolidated financial statements”	F-1
			“Business – Legal actions and regulatory matters”	7–9
			“Operating and financial review and prospects”	11–112
			“Dividends”	172
	B.	Significant changes	Not Applicable
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing information”	169
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing information”	169
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Articles of association of Lloyds Banking Group plc”	173–178
	C.	Material contracts	“Business – Material contracts”	5
	D.	Exchange controls	“Exchange controls”	178
	E.	Taxation	“Taxation”	179-180
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where you can find more information”	181
	I.	Subsidiary information	“Lloyds Banking Group structure”	200
Item 11.		Quantitative and Qualitative Disclosures about Market Risk	“Operating and financial review and prospects – Credit risk”	54–82
			“Operating and financial review and prospects – Market risk”	102–107
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	“Listing information – ADR fees”	171
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures		“Corporate governance”	138–164
Item 16.	Reserved by the Securities and Exchange Commission
	A.	Audit committee financial expert	“Management and employees – Directors and senior management”	113–115
			“Corporate governance – Audit Committee report”	156
	B.	Code of ethics	“Management and employees – Employees”	116
	C.	Principal accountant fees and services	“Corporate governance – Risk Management and internal control
			systems – Auditor independence and remuneration”	159
“Notes to the consolidated financial statements –
			note 11 – Operating expenses”	F-24–F-26
	D.	Exemptions from the listing standards for audit committees	Not applicable.
	E.	Purchases of equity securities by the issuer and affiliated	Not applicable.
purchasers
	F.	Change in registrant’s certifying accountant	Not applicable.
	G.	Corporate governance	“Corporate governance – Statement on
			US corporate governance standards”	138
	H.	Mine safety disclosure	Not applicable
Part III
Item 17.	Financial statements		See response to item 18.
Item 18.	Financial statements		“Consolidated financial statements”	F-1
Item 19.	Exhibits		See “Exhibit index”	205
204

EXHIBIT INDEX

1.	Articles of association of Lloyds Banking Group plc

2.	Neither Lloyds Banking Group plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Banking Group plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.	(a)	(i)	Registration Rights Agreement dated 12 January 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury (as amended with effect from 11 June 2009)▲
		(ii)	Resale Rights Agreement effective 11 June 2009 between Lloyds Banking Group plc and The Commissioners of Her Majesty’s Treasury▲
		(iii)	Deed of Withdrawal dated 3 November 2009 between Lloyds Banking Group plc and The Lords Commissioners of Her Majesty’s Treasury²▲

	(b)	(i)	Service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório[o]
		(ii)	Letter of appointment dated 23 February 2009 between Lloyds Banking Group plc and Anthony Watson†
		(iii)	Letter of appointment dated 17 November 2010 between Lloyds Banking Group plc and Anita Frew[o]
		(iv)	Letter of appointment dated 31 January 2012 between Lloyds Banking Group plc and Sara Weller■
		(v)	Service agreement dated 1 March 2012 between Lloyds Bank plc and George Culmer∆
		(vi)	Letter of appointment dated 25 February 2013 between Lloyds Banking Group plc and Nick Luff∆
		(vii)	Service agreement dated 30 November 2010 between Lloyds Bank plc and Juan Colombás•
		(viii)	Letter of appointment dated 31 March 2014 between Lloyds Banking Group plc and Lord Blackwell☐
		(ix)	Letter of appointment dated 1 April 2014 between Lloyds Banking Group plc and Nick Prettejohn☐
		(x)	Letter of appointment dated 1 May 2014 between Lloyds Banking Group plc and Simon Henry☐
		(xi)	Letter of appointment dated 26 June 2014 between Lloyds Banking Group plc and Alan Dickinson☐
		(xii)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Deborah McWhinney+
		(xiii)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Stuart Sinclair+
		(xiv)	Letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton
		(xv)	Supplementary letter dated 5 December 2017 to the letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton

8.1	List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business
12.1	Certification of António Horta-Osório filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
12.2	Certification of George Culmer filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
13.1	Certification of António Horta-Osório and George Culmer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1	Consent of PricewaterhouseCoopers LLP

†	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 7 May 2009
▲	Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 13 May 2010
[o]	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 13 May 2011
■	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 16 March 2012
∆	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 25 March 2013
•	Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 5 March 2014
☐	Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 12 March 2015
+	Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 8 March 2016
²	Pursuant to a request for confidential treatment filed with the SEC, the confidential portions of this exhibit have been omitted and filed separately with the SEC.

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

205

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANKING GROUP plc
By:	/s/ G Culmer

Name:	George Culmer
Title:	Chief Financial Officer

Dated:	9 March 2018
206