Form 20-F
period 2018-12-31
Lloyds Banking Group plc
filed 2019-02-25
CIK 1160106

As filed with the Securities and Exchange Commission on 25 February 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2018
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

25 Gresham Street

London EC2V 7HN

United Kingdom

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares of nominal value 10 pence each, represented by American Depositary Shares	The New York Stock Exchange
$1,500,000,000 4.344% Subordinated Securities due in 2048	The New York Stock Exchange
$824,033,000 5.3% Subordinated Securities due 2045	The New York Stock Exchange
$1,750,000,000 3.574% Senior Notes due in 2028 (callable in 2027)	The New York Stock Exchange
$1,500,000,000 4.375% Senior Notes due 2028	The New York Stock Exchange
$1,250,000,000 4.55% Senior Notes due 2028	The New York Stock Exchange
$1,250,000,000 3.75% Senior Notes due 2027	The New York Stock Exchange
$1,500,000,000 4.65% Subordinated Securities due 2026	The New York Stock Exchange
$1,500,000,000 4.45% Senior Notes due 2025	The New York Stock Exchange
$1,327,685,000 4.582% Subordinated Securities due 2025	The New York Stock Exchange
$1,250,000,000 3.5% Senior Notes due 2025	The New York Stock Exchange
$1,000,000,000 4.5% Subordinated Securities due 2024	The New York Stock Exchange
$1,750,000,000 4.05% Senior Notes due 2023	The New York Stock Exchange
$2,250,000,000 2.907% Senior Notes due 2023 (callable in 2022)	The New York Stock Exchange
$1,500,000,000 3.0% Senior Notes due 2022	The New York Stock Exchange
$1,250,000,000 3.3% Senior Notes due 2021	The New York Stock Exchange
$1,000,000,000 Floating Rate Senior Notes due 2021	The New York Stock Exchange
$500,000,000 Floating Rate Senior Notes due 2021	The New York Stock Exchange
$1,000,000,000 3.1% Senior Notes due 2021	The New York Stock Exchange
$2,500,000,000 6.375% Senior Notes due 2021	The New York Stock Exchange
$1,000,000,000 2.7% Senior Notes due 2020	The New York Stock Exchange
$1,000,000,000 2.4% Senior Notes due 2020	The New York Stock Exchange
$1,000,000,000 2.35% Senior Notes due 2019	The New York Stock Exchange
$750,000,000 2.05% Senior Notes due 2019	The New York Stock Exchange
$450,000,000 Floating Rate Notes due 2019	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7.50% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities

The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2018 was:

Ordinary shares, nominal value 10 pence each	71,163,592,264
Preference shares, nominal value 25 pence each	412,204,151
Preference shares, nominal value 25 cents each	809,160
Preference shares, nominal value 25 euro cents each	Nil

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

See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

PRESENTATION OF INFORMATION

In this annual report, references to the ‘Company’ are to Lloyds Banking Group plc; references to ‘Lloyds Banking Group’, ‘Lloyds’ or the ‘Group’ are to Lloyds Banking Group plc and its subsidiary and associated undertakings; references to ‘Lloyds Bank’ are to Lloyds Bank plc; and references to the ‘consolidated financial statements’ or ‘financial statements’ are to Lloyds Banking Group’s consolidated financial statements included in this annual report. References to the ‘Financial Conduct Authority’ or ‘FCA’ and to the ‘Prudential Regulation Authority’ or ‘PRA’ are to the United Kingdom (the UK) Financial Conduct Authority and the UK Prudential Regulation Authority. References to the ‘Financial Services Authority’ or ’FSA’ are to their predecessor organisation, the UK Financial Services Authority.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

In this annual report, amounts described as ‘statutory’ refer to amounts included within the Group’s consolidated financial statements.

Lloyds Banking Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ‘sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or ‘€’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds Banking Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2018. The Noon Buying Rate on 31 December 2018 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

The comparative information included in the consolidated financial statements presented in this Form 20-F differs from the comparative information provided in the Group’s UK results for the year ended 31 December 2018. As reported in the Company’s 2016 Form 20-F, an adjusting post balance sheet event that occurred between the signing of the Group’s 2016 UK Annual Report and Accounts and its 2016 Form 20-F resulted in the charge recognised in respect of PPI complaints in the Company’s 2016 Form 20-F being £350 million greater than that recorded in the Group’s 2016 UK Annual Report and Accounts. Consequently, the charge recognised by the Group in its UK basis results for 2017 was £350 million greater than on a US basis. The Group has reported the same net assets on a US basis and on a UK basis since 31 March 2017.

BUSINESS OVERVIEW

Lloyds Banking Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2018, total Lloyds Banking Group assets were £797,598 million and Lloyds Banking Group had 64,928 employees (on a full-time equivalent basis). Lloyds Banking Group plc’s market capitalisation at that date was £36,898 million. The Group reported a profit before tax for the 12 months to 31 December 2018 of £5,960 million, and its capital ratios at that date were 22.9 per cent for total capital, 18.2 per cent for tier 1 capital and 14.6 per cent for common equity tier 1 capital.

Set out below is the Group’s summarised income statement for each of the last three years:

	2018	2017	2016
	£m	£m	£m
Net interest income	13,396	10,912	9,274
Other income	8,695	23,325	30,337
Total income	22,091	34,237	39,611
Insurance claims	(3,465)	(15,578)	(22,344)
Total income, net of insurance claims	18,626	18,659	17,267
Operating expenses	(11,729)	(12,346)	(12,627)
Trading surplus	6,897	6,313	4,640
Impairment	(937)	(688)	(752)
Profit before tax	5,960	5,625	3,888

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

At 31 December 2018, the Group’s three primary operating divisions, which are also reporting segments, were: Retail; Commercial Banking; and Insurance and Wealth. Retail provides banking, mortgages, personal loans, motor finance, credit cards and other financial services to personal and small business customers. Commercial Banking provides banking and related services to business clients, from small and medium-sized entities (SMEs) to large corporates. Insurance and Wealth provides long-term savings, protection and investment products as well as general insurance products.

Profit before tax is analysed on pages 13 to 22 on a statutory basis and, in order to provide a more comparable representation of business performance of the Group’s segments, on pages 24 to 31 on an underlying basis. The key principles adopted in the preparation of this basis of reporting are described on page 24. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on an underlying basis. IFRS 8, Operating Segments requires that the Group presents its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 4 to the financial statements in compliance with IFRS 8. The table below shows the results of Lloyds Banking Group’s segments in the last three fiscal years, and their aggregation. Further information on non-GAAP measures and the reconciliations required by the Securities and Exchange Commission’s Regulation G are set out on pages F-21 to F-26.

	2018	2017[1]	2016[1]
	£m	£m	£m
Retail	4,272	3,770	3,303
Commercial Banking	2,160	2,231	2,246
Insurance and Wealth	927	899	809
Other	707	728	424
Profit before tax – underlying basis	8,066	7,628	6,782

1	Segmental analysis restated, as explained on page 24.

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

SELECTED CONSOLIDATED FINANCIAL DATA

The financial information set out in the tables below has been derived from the annual reports and accounts of Lloyds Banking Group plc for each of the past five years adjusted, where restatement was required, for subsequent changes in accounting policy and presentation. The financial statements for each of the years shown have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.

	2018	2017[1]	2016[1]	2015[1]	2014[1]
Income statement data for the year ended 31 December (£m)
Total income, net of insurance claims	18,626	18,659	17,267	17,421	16,399
Operating expenses	(11,729)	(12,346)	(12,627)	(15,387)	(13,885)
Trading surplus	6,897	6,313	4,640	2,034	2,514
Impairment losses	(937)	(688)	(752)	(390)	(752)
Profit before tax	5,960	5,625	3,888	1,644	1,762
Profit for the year	4,400	3,897	2,164	956	1,499
Profit for the year attributable to ordinary shareholders	3,869	3,392	1,651	466	1,125
Dividends for the year[2,3]	2,288	2,195	2,175	1,962	535
Balance sheet data at 31 December (£m)
Share capital	7,116	7,197	7,146	7,146	7,146
Shareholders’ equity	43,434	43,551	42,670	41,234	43,335
Other equity instruments	6,491	5,355	5,355	5,355	5,355
Customer deposits	418,066	418,124	415,460	418,326	447,067
Subordinated liabilities	17,656	17,922	19,831	23,312	26,042
Loans and advances to customers	484,858	472,498	457,958	455,175	482,704
Total assets	797,598	812,109	817,793	806,688	854,896
Share information
Basic earnings per ordinary share	5.5p	4.9p	2.4p	0.8p	1.7p
Diluted earnings per ordinary share	5.5p	4.8p	2.4p	0.8p	1.6p
Net asset value per ordinary share	61.0p	60.5p	59.8p	57.9p	60.7p
Dividends per ordinary share[2,4]	3.21p	3.05p	3.05p	2.75p	0.75p
Equivalent cents per share[1,4,5]	4.16c	4.06c	3.95c	4.03c	1.16c
Market price per ordinary share (year end)	51.9p	68.1p	62.5p	73.1p	75.8p
Number of shareholders (thousands)	2,404	2,450	2,510	2,563	2,626
Number of ordinary shares in issue (millions)[6]	71,164	71,973	71,374	71,374	71,374
Financial ratios (%)[7]
Dividend payout ratio[8]	57.6	62.8	124.9	359.3	45.1
Post-tax return on average shareholders’ equity	9.3	8.0	4.1	1.3	2.9
Post-tax return on average assets	0.54	0.48	0.26	0.11	0.17
Average shareholders’ equity to average assets	5.3	5.3	5.2	5.1	4.7
Cost:income ratio[9]	63.0	66.2	73.1	88.3	84.7
Capital ratios (%)
Total capital	22.9	21.2	21.2	21.5	22.0
Tier 1 capital	18.2	17.2	16.8	16.4	16.5
Common equity tier 1 capital/Core tier 1 capital	14.6	14.1	13.4	12.8	12.8

1	The Group has adopted IFRS 9 and IFRS 15 with effect from 1 January 2018; in accordance with the transition requirements comparative information has not been restated.

2	Annual dividends comprise both interim and estimated final dividend payments. The total dividend for the year represents the interim dividend paid during the year and the final dividend, which is paid and accounted for in the following year.

3	Dividends for the year in 2016 included a special dividend totalling £356 million; (2015: £357 million).

4	Dividends per ordinary share in 2016 included a recommended special dividend of 0.5 pence (2015: 0.5 pence).

5	Translated into US dollars at the Noon Buying Rate on the date each payment was made, with the exception of the final dividend in respect of 2018, which has been translated at the Noon Buying Rate on 15 February 2019.

6	For 2016 and previous years, this figure excluded the limited voting ordinary shares owned by the Lloyds Bank Foundations. The limited voting ordinary shares were redesignated as ordinary shares on 1 July 2017.

7	Averages are calculated on a monthly basis from the consolidated financial data of Lloyds Banking Group.

8	Total dividend for the year divided by earnings attributable to ordinary shareholders adjusted for tax relief on distributions to other equity holders.

9	The cost:income ratio is calculated as total operating expenses as a percentage of total income (net of insurance claims).

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

The Group successfully launched its new non ring-fenced bank, Lloyds Bank Corporate Markets plc in 2018, transferring in the non ring-fenced business from the rest of the Group, thereby meeting its legal requirements under ring-fencing legislation.

On 23 October 2018, the Group announced a strategic partnership with Schroders plc to create a market-leading wealth management proposition. The three key components of the partnership are: (i) the establishment of a new financial planning joint venture; (ii) the Group taking a 19.9 per cent stake in Schroders high net worth UK wealth management business; and (iii) the appointment of Schroders as the active investment manager of approximately £80 billion of the Scottish Widows and Lloyds Banking Group insurance and wealth related assets.

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

In 2017 the Group successfully completed the second phase of its strategic plan, which focused on creating the best customer experience, becoming simpler and more efficient and delivering sustainable growth.

As the Group looks to the future, it sees the external environment evolving rapidly. Changing customer behaviours, the pace of technological evolution and changes in regulation all present opportunities. Given the Group’s strong capabilities and the significant progress made in recent years, the Group believes that it is in a unique position to compete and win in this environment by developing additional competitive advantages. The Group will continue to transform itself to succeed in this digital world and the next phase of its strategy will ensure that the Group has the capabilities to deliver future success.

STRATEGIC PRIORITIES

In early 2018 the Group launched the third phase of its strategic plan. The Group identified four strategic priorities focused on the financial needs and behaviours of the customer of the future: further enhancing the Group’s leading customer experience; further digitising the Group; maximising Group capabilities; and transforming ways of working. The Group will invest more than £3 billion in these strategic initiatives through the plan period that will drive the Group’s transformation into a digitised, simple, low risk, customer-focused UK financial services provider.

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

BUSINESS AND ACTIVITIES OF LLOYDS BANKING GROUP

The Group’s activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth. In 2018 charges in relation to other conduct provisions (referred to as remediation) have been reclassified so that they are now included in underlying profit. In addition, results in relation to certain assets which are outside the Group’s risk appetite, previously reported as part of run-off within Other, have been reclassified into Retail and Commercial.

Further information on the Group’s segments is set out on pages 24 to 31 and in note 4 to the financial statements.

MATERIAL CONTRACTS

The Company and its subsidiaries are party to various contracts in the ordinary course of business.

BUSINESS

ENVIRONMENTAL MATTERS

Helping the transition to a sustainable low carbon economy

Following a Board level review of our approach to environmental sustainability, we have developed a new sustainability strategy which focuses on the opportunities and threats related to climate change and the need for the UK to transition to a sustainable low carbon economy.

This strategy supports the Task Force on Climate Related Financial Disclosures (TCFD) recommendations and incorporates an implementation plan to address them and achieve full disclosure within five years. The strategy maps to the key headings used in the TCFD framework.

STRATEGY

Our commitment

The UK is committed to the vision of a sustainable, low carbon economy, and has placed clean growth at the heart of its industrial strategy. This will require a radical reinvention of the way people, work, live and do business.

We have a unique position within the UK economy with our purpose of Helping Britain Prosper. The successful transition to a sustainable, low carbon economy that is resilient to climate change impacts and sustainably uses resources is of strategic importance to us. We support the aims of the 2015 Paris Agreement on Climate Change, and the UK Government’s Clean Growth Strategy.

Our approach

To meet our commitment, we will:

Take a strategic approach to identifying new opportunities to support our customers and clients and to finance the UK transition to a sustainable low carbon economy, embedding sustainability into Group strategy across all activities
Identify and manage material sustainability and climate related risks across the Group, disclosing these and their impacts on the Group and its financial planning processes in line with the TCFD recommendations
Use our scale and reach to help drive progress towards a sustainable and resilient UK economy, environment and society through our engagement with industry, Government, investors, suppliers and customers
Embed sustainability into the way we do business and manage our own operations in a more sustainable way

Our ambition

Our goal is to be a leader in supporting the UK to successfully transition to a more sustainable, low carbon economy. We have set ourselves seven ambitions anchored to the goals laid out in the UK Government’s Clean Growth Strategy, as these align closely to our business priorities:

Business: become a leading UK commercial bank for sustainable growth, supporting our clients to transition to sustainable business models and operations, and to pursue new clean growth opportunities
Homes: be a leading UK provider of customer support on energy efficient, sustainable homes
Vehicles: be a leading UK provider of low emission/green vehicle fleets
Pensions & investments: be a leading UK pension provider that offers our customers and colleagues sustainable investment choices, and challenges companies we invest in to behave more sustainably and responsibly
Insurance: be a leading UK insurer in improving the resilience of customers’ lives against extreme weather caused by climate change
Green bonds: be a leading UK bank in the green/sustainable bonds market
Our Own Footprint: be a leading UK bank in reducing our own carbon footprint and challenging our suppliers to ensure our own consumption of resources, goods and services is sustainable

For each ambition we will consider the Government’s targets and current plans.

We will use forward looking scenarios to identify risks and opportunities over short, medium and long term time horizons and assess how they impact the resilience of our strategy. We are developing a series of propositions against each ambition and have defined an implementation plan to achieve a leadership position within three years. We will work with Government and other stakeholders on thought leadership to help inform the creation of the policies and market conditions required for large scale investment in the transition to a sustainable, low carbon economy. To support these propositions, we are equipping our business relationship managers and other colleagues with training and tools to have more informed conversations on climate related issues. As part of our TCFD implementation plan, we will also develop a forward looking approach to systematically reporting material financial risk and opportunity aggregated across the Group.

Improving our own environmental footprint is an important foundation for our activity. We’ve consistently reduced our environmental impacts, thanks to the ambitious Environmental Action Plan we launched in 2010. To ensure this plan supports the UK’s climate change priorities and our long term strategy, we have a set of market leading targets to improve the sustainability of our own operations and supply chain. These include reducing our operational waste by 70 per cent by 2020 and 80 per cent by 2025 (compared to 2014/15), and reducing our CO2e by 60 per cent by 2030 and 80 per cent by 2050 (compared to 2009) www.lloydsbankinggroup.com/our-group/responsible-business/sustainability-in-lloyds-banking-group. We anticipate achievement of the 2050 target well before this date, driven by both our energy efficiency improvements, direct investment in renewable energy on our sites and through purchasing Renewable Energy Guarantees of Origin (REGOs) to cover our UK electricity consumption. We are now able to state that 100 per cent of our UK electricity comes from renewable sources and to show our commitment to supporting the transition to the low carbon economy, we have joined the RE100 campaign, a collaborative, global initiative uniting businesses committed to 100 per cent renewable energy.

Governance

We have established a dedicated governance process to provide oversight and ownership of the sustainability strategy. This includes the Responsible Business Committee (RBC), a sub-committee of the Board, which meets quarterly and provides Board level oversight. This committee is chaired by Sara Weller, Group Non-Executive Director and includes the Chairman, Lord Blackwell as a member. At Executive level, we have established a Group Executive Sustainability Committee (GESC), which is a sub-committee of our Group Executive Committee (GEC) and provides oversight and recommends decisions to the GEC. The RBC, GEC and GESC have all been informed on key climate related issues by external industry experts.

BUSINESS

We have created a Group sustainability team, supported by divisional Governance Forums and working groups led by divisional Managing Directors. This enables us to have a coordinated approach to oversight, delivery and reporting of the Group sustainability strategy to the GESC, along with a mechanism for keeping management and the Board updated on climate related issues impacting the Group.

For the implementation of the TCFD recommendations across the Group, we have established a senior executive group TCFD forum. We aim to expand the consideration of sustainability and climate related issues into relevant Board and governance committees including processes to monitor and oversee progress against goals and targets related to climate issues. We will also consider how sustainability might be incorporated into our remuneration policies.

Risk Management

Each division within the Group is responsible for identifying and prioritising relevant climate related risks and opportunities and integrating them into their risk management processes, which determine materiality and classify risks into traditional risk categories. This includes identifying potential risks through horizon scanning of changes in regulation, technology and consumer demand. Risks are classified in terms of whether they impact the Group in the short, medium or long term. Examples include possible changes in the sustainability of homes, how vehicles are powered, changes in UK energy mix, through to changes in the frequency and severity of extreme weather events. The Group sustainability team facilitates collaboration across divisions to increase understanding of consistent issues, as well as our risk, opportunities and financial impact on an aggregated basis.

During 2018, we reviewed our external sector statements to confirm that they align to our sustainability strategy and consider appropriate climate related risk. We introduced a position statement for coal and revised statements for defence, mining, oil and gas, power, and forestry. For more information on our sector statements www.lloydsbankinggroup.com/our-group/responsible-business/sustainability-in-lloyds-banking-group. In 2019, we will review these statements again, and consider developing statements for other sectors and topics. We will review ways to embed sustainability in the Group’s key policies.

Forward looking scenario analysis incorporating physical and transition risk will be utilised across the Group to systematically identify risks and opportunities. During 2018, Commercial Banking undertook forward looking scenario analyses including business as usual and low carbon transition scenarios, identifying sectors with a higher level of climate related risk and opportunity. Detailed assessments are now being undertaken on higher risk sectors to understand the potential financial impact to our customers and to the Group. We will be completing further reviews of higher risk sectors in 2019 to inform portfolio analytics, counterparty risk and financial product development, while increasing the scope to also include other divisions.

Metrics and Targets

As part of our TCFD implementation plan we are developing our approach to reporting metrics and targets. This will include a long term reporting framework, enabling us to track our performance against our sustainability strategy, and disclose the financial impact of climate change related risks and opportunities. We will define metrics linked to our green finance propositions and the carbon exposure of our activities. Our targets will have specific time horizons against defined baseline years and will consider the level of historical and forward looking projections that can be made available. We aim to develop this new reporting framework in the first half of 2019 and will start to include key quantified metrics in our next annual report.

We have made sustainability a focus area in our Helping Britain Prosper Plan and have defined metrics for it. We disclose our in-house greenhouse gas emissions, as shown below, and our set of in house environmental targets on our website www.lloydsbankinggroup.com/our-group/responsible-business/ sustainability-in-lloyds-banking-group.

Clean Growth Finance Initiative

In 2018 we launched a £2 billion Clean Growth Finance Initiative (CGFI) to help British businesses reduce their environmental impacts and benefit from the transition to a low carbon economy. The CGFI aims to be the most inclusive UK green funding proposition available, incentivising all types of businesses to invest in low carbon projects by providing discounted financing for capital expenditure or investment with a green purpose.

CO2 emissions (tonnes)	Oct 17-Sept 18	Oct 16-Sept 17	Oct 15-Sept 16[1]
Total CO2e (market-based)	115,467	303,065	340,261[2]
Total CO2e (location-based)	244,407	286,892	340,261
Total Scope 1	48,461	51,419	53,023
Total Scope 2 (market-based)	1,976	178,771	202,319[2]
Total Scope 2 (location-based)	130,916	162,598	202,319
Total Scope 3	65,030	72,876	84,918

1	Restated 2017/2016 and 2016/2015 emissions data to improve the accuracy of reporting, using actual data to replace estimates.

2	Note our market based emissions are equal to location based for 2016/15. This is in accordance with GHG protocol guidelines in absence of appropriate residual factors.

Emissions in tonnes CO2e in line with the GHG Protocol Corporate Standard (2004). We are now reporting to the revised Scope 2 guidance, disclosing a market-based figure in addition to the location-based figure. The measure and reporting criteria for Scope 1, 2, 3 emissions is provided in the Lloyds Banking Group Reporting Criteria statement available online at
www.lloydsbankinggroup.com/ResponsibleBusiness

Scope 1 emissions include mobile and stationary combustion of fuel and operation of facilities.

Scope 2 emissions have been calculated in accordance with GHG Protocol guidelines, in both location and market based methodologies.

Indicator is subject to Limited ISAE3000 (revised) assurance by Deloitte LLP for the 2018 Annual Responsible Business Reporting. Deloitte’s 2018 assurance statement and the 2018 Reporting Criteria are available online at
www.lloydsbankinggroup.com/our-group/responsible-business

PROPERTIES

At 31 December 2018, Lloyds Banking Group occupied 1,891 properties in the UK. Of these, 405 were held as freeholds and 1,486 as leasehold. The majority of these properties are retail branches, widely distributed throughout England, Scotland, Wales and Northern Ireland. Other buildings include the Lloyds Banking Group’s head office in the City of London with other customer service and support centres located to suit business needs but clustered largely in eight core geographic conurbations – London, Edinburgh, Glasgow, Midlands (Birmingham), Northwest (Chester and Manchester), West Yorkshire (Halifax and Leeds), South (Brighton and Andover) and Southwest (Bristol and Cardiff).

In addition, there are 114 properties which are either sub-let or vacant. There are also a number of ATM units situated throughout the UK, the majority of which are held as leasehold. The Group also has business operations elsewhere in the world, primarily holding property on a leasehold basis.

BUSINESS

LEGAL ACTIONS AND REGULATORY MATTERS

During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Set out below is a summary of the more significant matters.

PAYMENT PROTECTION INSURANCE (EXCLUDING MBNA)

The Group increased the provision for PPI costs by a further £750 million in the year ended 31 December 2018, of which £200 million was in the fourth quarter, bringing the total amount provided to £19,425 million.

The charge in 2018 related to a number of factors including higher expected complaint volumes, which increased to 13,000 per week, and associated administration costs, an increase in average redress per complaint, additional operational costs to deal with potential complaint volatility and continued improvements in data interrogation and the Group’s ability to identify valid complaints. The remaining provision is consistent with an average of approximately 13,000 complaints per week to the industry deadline of the end of August 2019.

At 31 December 2018, a provision of £1,329 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £1,859 million during the year ended 31 December 2018.

Sensitivities

The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 53 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain including with respect to future complaint volumes. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is also uncertainty around the impact of the regulatory changes, Financial Conduct Authority media campaign and Claims Management Company and customer activity, and potential additional remediation arising from the continuous improvement of the Group’s operational practices.

For every additional 1,000 reactive complaints per week above 13,000 on average from January 2019 through to the industry deadline of the end of August 2019, the Group would expect an additional charge of approximately £85 million.

PAYMENT PROTECTION INSURANCE (MBNA)

As announced in December 2016, the Group’s exposure is capped at £240 million, which is already provided for through an indemnity received from Bank of America. MBNA increased its PPI provision by £100 million in the year ended 31 December 2018 but the Group’s exposure continues to remain capped at £240 million under the arrangement with Bank of America, notwithstanding this increase by MBNA.

OTHER PROVISIONS FOR LEGAL ACTIONS AND REGULATORY MATTERS

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2018 the Group charged a further £600 million in respect of legal actions and other regulatory matters, and the unutilised balance at 31 December 2018 was £861 million (31 December 2017: £1,292 million). The most significant items are as follows.

Arrears handling related activities

The Group has provided an additional £151 million in the year ended 31 December 2018 for the costs of identifying and rectifying certain arrears management fees and activities, taking the total provided to date to £793 million. The Group has put in place a number of actions to improve its handling of customers in these areas and has made good progress in reimbursing arrears fees to impacted customers.

Packaged bank accounts

The Group has provided a further £45 million in the year ended 31 December 2018 (£245 million was provided in the year ended 31 December 2017) in respect of complaints relating to alleged mis-selling of packaged bank accounts, raising the total amount provided to £795 million. A number of risks and uncertainties remain particularly with respect to future volumes.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers received from customers in Austria and Italy. The industry-wide issue regarding notification of contractual ‘cooling off’ periods continued to lead to an increasing number of claims in 2016 and 2017 levelling out in 2018. Up to 31 December 2017 the Group had provided a total of £639 million, with no further amounts provided during the year ended 31 December 2018. The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS Reading – customer review

The Group has now completed its compensation assessment for all 71 business customers within the customer review, with more than 96 per cent of these offers accepted. In total, more than £96 million has been offered of which £78 million has so far been accepted, in addition to £9 million for ex-gratia payments and £5 million for the reimbursements of legal fees.

The review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Group in 2009. The Group has provided a further £15 million in the year ended 31 December 2018 for customer settlements, raising the total amount provided to

BUSINESS

£115 million and is now nearing the end of the process of paying compensation to the victims of the fraud, including ex-gratia payments and reimbursements of legal fees.

INTERCHANGE FEES

With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing investigations and litigation (as described below) which involve card schemes such as Visa and Mastercard. However, the Group is a member/licensee of Visa and Mastercard and other card schemes:

–	The European Commission continues to pursue competition investigations against Mastercard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;

–	Litigation brought by retailers continues in the English Courts against both Visa and Mastercard;

–	Any ultimate impact on the Group of the above investigations and litigation against Visa and Mastercard remains uncertain at this time.

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

LIBOR AND OTHER TRADING RATES

In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Group continues to cooperate with various other government and regulatory authorities, including the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims, have been dismissed by the US Federal Court for Southern District of New York (subject to appeals).

Certain Group companies are also named as defendants in (i) UK based claims; and (ii) in 2 Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK SHAREHOLDER LITIGATION

In August 2014, the Group and a number of former directors were named as defendants in a claim by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. The defendants refute all claims made. A trial commenced in the English High Court on 18 October 2017 and concluded on 5 March 2018 with judgment to follow. It is currently not possible to determine the ultimate impact on the Group (if any).

TAX AUTHORITIES

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £770 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £250 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

RESIDENTIAL MORTGAGE REPOSSESSIONS

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA has been actively engaged with the industry in relation to these considerations and has published Guidance on the treatment of customers with mortgage payment shortfalls. The Guidance covers remediation for mortgage customers who may have been affected by the way firms calculate these customers’ monthly mortgage instalments. The Group is implementing the Guidance and has now contacted nearly all affected customers with any remaining customers anticipated to be contacted by the end of March 2019.

MORTGAGE ARREARS HANDLING ACTIVITIES – FCA INVESTIGATION

On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and the Group continues to cooperate with the FCA. It is not currently possible to make a reliable assessment of any liability that may result from the investigation including any financial penalty or public censure.

HBOS READING – FCA INVESTIGATION

On 7 April 2017 the FCA announced that it had resumed its investigation into the events surrounding the discovery of misconduct within the Reading-based Impaired Assets team of HBOS. The investigation is ongoing and the Group continues to cooperate with the FCA. It is not currently possible to make a reliable assessment of any liability that may result from the investigation including any financial penalty or public censure.

BUSINESS

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW AND TREND INFORMATION

ECONOMY

Highlights

Given our UK focus, the Group’s prospects are closely linked to the fortunes of the UK economy.

The economy faces significant uncertainty around the UK’s departure from the EU. With the expectation that the UK leaves in an orderly fashion, the economy should be able to grow in 2019 at a similar pace to 2018.

Our low risk business model and focus on efficiency positions us well irrespective of macro conditions but if the UK economy sees significant sustained deterioration this is likely to impact Group performance.

Overview

As the largest provider of UK banking services, our prospects are closely aligned to the outlook for the UK economy. In the period following the decision to leave the EU, the economy has been resilient. Growth has slowed only slightly below its trend rate, the unemployment rate has continued to fall to a 43 year low, and property prices have continued to rise slowly. This resilience is expected to continue in 2019 and the next few years, barring any sudden shocks to business or consumer confidence particularly in connection with the UK’s exit from the EU during 2019.

Market dynamics

Households’ spending power has been improving in recent months as pay growth has begun to pick up and outpace inflation, which is falling back towards the medium term target of 2 per cent. Inflation adjusted pay is now slightly above its previous peak in early 2016. This improvement is expected to continue through 2019, supported by a reduction in planned fiscal tightening announced in the 2018 Budget in November and the end of the cap to public sector pay growth. The improvement in spending power should help support growth in consumer spending and borrowing, whilst also increasing growth in households’ savings.

The UK housing market has been broadly flat in 2018 in aggregate, although weakness has been centred around London and the South East where high prices are constraining affordability. Improved households’ spending power should support the housing market in 2019, as would resolution of uncertainty about the immediate political and economic concerns.

Operational impacts of the UK’s exit from the EU present risks for some of our customers’ businesses. With the future trading arrangements between the UK and EU unlikely to become finalised for a few years, businesses’ investment decisions are more difficult and postponement of investment may weigh on future growth capacity of the economy. Uncertainty is also challenging the UK’s attractiveness to foreign investors, although many qualities that have attracted investors in the past remain.

More widely, the global economy is transitioning away from the exceptionally low interest rates in place in most advanced economies since the financial crisis. This process will not always be constant, with different countries at different stages of their economic cycle, and unwinding of ‘quantitative easing’ may increase volatility in financial markets. The widespread trend to increasingly populist politics, of which the US-China trade war is a prime example, poses a challenge to appropriate economic policy.

Barring sudden shocks stemming from these challenges, the UK economy is expected to grow through 2019 to 2021 at a pace similar to 2018. The unemployment rate is expected to rise only a little from its current 43 year low, and further mild increases in house prices are expected. The Bank Rate is expected to rise only slowly, as the uncertainty drag on the economy fades. Growth in many of our markets is expected to pick up, although the consumer credit market should continue to slow after its strong growth through 2014 to 2017. Impairments are expected to increase in 2019 as we continue to see lower write-backs and recoveries but remain at relatively low levels.

Our response

Given our UK focus, the Group’s prospects are closely linked to the performance of the UK economy. Our low risk, stable business model and focus on efficiency positions us well to continue to support customers irrespective of macro conditions.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS – 2018, 2017 AND 2016

SUMMARY

	2018	2017	2016
	£m	£m	£m
Net interest income	13,396	10,912	9,274
Other income	8,695	23,325	30,337
Total income	22,091	34,237	39,611
Insurance claims	(3,465)	(15,578)	(22,344)
Total income, net of insurance claims	18,626	18,659	17,267
Operating expenses	(11,729)	(12,346)	(12,627)
Trading surplus	6,897	6,313	4,640
Impairment	(937)	(688)	(752)
Profit before tax	5,960	5,625	3,888
Tax expense	(1,560)	(1,728)	(1,724)
Profit for the year	4,400	3,897	2,164

Profit attributable to ordinary shareholders	3,869	3,392	1,651
Profit attributable to other equity holders[1]	433	415	412
Profit attributable to equity holders	4,302	3,807	2,063
Profit attributable to non-controlling interests	98	90	101
Profit for the year	4,400	3,897	2,164

1	The profit after tax attributable to other equity holders of £433 million (2017: £415 million; 2016: £412 million) is partly offset in reserves by a tax credit attributable to ordinary shareholders of £106 million (2017: £102 million; 2016: £91 million).

2018 COMPARED WITH 2017

During the year ended 31 December 2018, the Group recorded a profit before tax of £5,960 million, an increase of £335 million, or 6 per cent, compared with a profit before tax in 2017 of £5,625 million.

Total income, net of insurance claims, decreased by £33 million to £18,626 million in 2018 compared with £18,659 million in 2017, comprising a £2,517 million decrease in other income, net of insurance claims, largely offset by an increase of £2,484 million in net interest income.

Net interest income was £13,396 million in 2018; an increase of £2,484 million, or 23 per cent compared to £10,912 million in 2017. There was a significant reduction in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group from an expense of £1,435 million in 2017 to a credit of £844 million in 2018. This decrease reflects the relatively poor investment performance of the consolidated OEICs in the year, with losses on debt securities and equities. FTSE All Share investments returned losses of 9.5 per cent over 2018 compared to gains of 13.1 per cent over 2017 and sterling corporates returned losses of 2.3 per cent compared to gains of 5.2 per cent in 2017. The change in population of consolidated OEICs in 2018 compared to 2017 did not have a significant impact. After adjusting for this, net interest income was £205 million, or 2 per cent higher. Average interest-earning assets decreased by £5,153 million, or 1 per cent, to £580,221 million in 2018 compared to £585,374 million in 2017 as growth in targeted segments has been more than offset by the impact of the sale of the Group’s Irish mortgage portfolio and reductions in the closed mortgage book. The net interest margin improved, excluding the impact of amounts payable to OEIC unitholders, as a result of lower deposit costs and hedging benefits more than offsetting continued pressure on asset margins.

Other income, net of insurance claims, was £2,517 million, or 32 per cent, lower at £5,230 million in 2018 compared to £7,747 million in 2017. There were substantially reduced gains within trading income on policyholder assets in the insurance business, as a result of market performance over the year, particularly in equities, but this was offset by a lower level of insurance claims. Insurance claims expense was £12,113 million lower at £3,465 million in 2018 compared to £15,578 million in 2017. The insurance claims expense in respect of life and pensions business was £12,111 million lower at £3,130 million in 2018 compared to a charge of £15,241 million in 2017. Insurance claims in respect of general insurance business were £2 million or 1 per cent, lower at £335 million in 2018 compared to £337 million in 2017.

Fee and commission income was £117 million or 4 per cent, lower at £2,848 million compared to £2,965 million in 2017 as increased levels of card fees, reflecting both the inclusion of MBNA for a full year and higher levels of card usage, were more than offset by lower current account fees, reflecting reduced volumes of added-value accounts and changes in pricing structure. Fee and commission expense increased by £4 million to £1,386 million compared with £1,382 million in 2017. Net trading income decreased by £15,693 million to a deficit of £3,876 million in 2018 driven by reduced gains on policyholder assets. Insurance premium income was £1,259 million, or 16 per cent, higher at £9,189 million in 2018 compared with £7,930 million in 2017; there was an increase of £1,332 million in life insurance premiums offset by a £73 million decrease in general insurance premiums. The increase in life insurance premiums reflects higher levels of bulk annuity deals and business growth. General insurance premiums decreased as a result of reduced new business and the continued run-off of closed books. Other operating income was £75 million, or 4 per cent, lower at £1,920 million in 2018 compared to £1,995 million in 2017.

Operating expenses decreased by £617 million, or 5 per cent to £11,729 million in 2018 compared with £12,346 million in 2017 reflecting a reduction of £815 million in charges for redress payments to customers in respect of PPI and other conduct related matters from £2,165 million in 2017 to £1,350 million in 2018. Excluding these charges from both years, operating expenses were £198 million, or 2 per cent, higher at £10,379 million in 2018 compared to £10,181 million in 2017 as increased restructuring costs and the impact of the ownership of MBNA for a full year in 2018 have more than offset the operating cost savings driven by increased efficiency from digitalisation and process improvements. Staff costs were £152 million, or 3 per cent, higher at £4,762 million in 2018 compared with £4,610 million in 2017; as cost savings arising from headcount reductions have been offset by increased

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

pension charges and redundancy costs. Premises and equipment costs were £1 million lower at £729 million in 2018 compared with £730 million in 2017. Other expenses were £20 million, or 1 per cent, higher at £2,483 million in 2018 compared with £2,463 million in 2017. Depreciation and amortisation costs were £35 million, or 1 per cent, higher at £2,405 million in 2018 compared to £2,370 million in 2017, as reduced charges in respect of property, plant and equipment were more than offset by increased charges relating to intangible assets, reflecting increased investment in software.

Impairment losses increased by £249 million, or 36 per cent, to £937 million in 2018 compared with £688 million in 2017. Impairment losses in respect of loans and advances to customers were £325 million, or 47 per cent, higher at £1,022 million in 2018 compared with £697 million in 2017; this includes the impact of a full year charge for the MBNA business, acquired part way through 2017, and lower levels of releases and write-backs than in 2017. There was a credit of £73 million in respect of undrawn commitments in 2018, compared to a credit of £9 million in 2017.

In 2018, the Group recorded a tax expense of £1,560 million compared to a tax expense of £1,728 million in 2017. The effective tax rate was 26.2 per cent, compared to the standard UK corporation tax rate of 19.0 per cent. The higher rate was principally as a result of the banking surcharge and restrictions on the deductibility of conduct provisions, more than offsetting the benefit of tax-exempt gains.

Total assets were £14,511 million, or 2 per cent, lower at £797,598 million at 31 December 2018 compared to £812,109 million at 31 December 2017. After adjusting for the impact of adoption of IFRS 9, which required the reclassification of certain lending assets to fair value through profit or loss, loans and advances to customers increased in the year by £23,842 million to £484,858 million, compared to £461,016 million at 1 January 2018, mainly as a result of a £23,651 million increase in holdings of reverse repurchase agreement balances, as part of a rebalancing of the Group’s liquid asset portfolio. There was continued growth in targeted segments such as SME and motor finance which more than offset a reduction of some £4 billion on sale of the Group’s Irish residential mortgage portfolio; the open mortgage book was broadly flat reflecting continued focus on margin in a highly competitive market environment. Financial assets held at fair value through profit or loss decreased by £17,479 million, after taking into account the transition to IFRS 9, largely as a result of adverse market movements on policyholder assets in the insurance business. Financial assets held at fair value through other comprehensive income have reduced by £18,102 million since the start of 2018 following sales of some of the Group’s gilt holdings, as part of the rebalancing of the Group’s liquid asset portfolio.

Customer deposits were little changed at £418,066 million at 31 December 2018 compared to £418,124 million at 31 December 2017 as an £820 million reduction in repurchase agreement balances and reductions in maturing retail savings products have largely offset growth in retail current account balances and in Commercial Banking. Financial liabilities at fair value through profit or loss were £20,330 million, or 40 per cent, lower at £30,547 million at 31 December 2018 compared to £50,877 million at 31 December 2017 following reductions in trading book repurchase agreements, a result of growth in other funding sources. Debt securities in issue were £18,718 million higher at £91,168 million at 31 December 2018 compared to £72,450 million at 31 December 2017 following new issuances to maintain funding levels at relatively attractive rates. Insurance and investment contract liabilities have fallen by £6,133 million, or 5 per cent, from £118,860 million at 31 December 2017 to £112,727 million at 31 December 2018 as new business flows have been more than offset by the impact of adverse market performance on investment values.

Total equity has increased by £1,056 million, or 2 per cent, despite a reduction of £1,005 million as a result of the Group’s share buyback programme. There was a reduction of £1,191 million on implementation of IFRS 9 and IFRS 15 but this has been more than offset by retained profits, after dividends; and the issue of £1,136 million of Additional Tier 1 securities.

The Group’s common equity tier 1 (CET1) capital ratio has strengthened to 14.6 per cent (31 December 2017: 14.1 per cent; 1 January 2018: 14.0 per cent) primarily driven by retained profit, dividends received from the Insurance business and the reduction in risk-weighted assets. The total capital ratio increased to 22.9 per cent (31 December 2017: 21.2 per cent; 1 January 2018: 21.2 per cent), primarily reflecting the increase in CET1 capital, the reduction in risk-weighted assets, the issuance of Additional Tier 1 securities and dated subordinated debt instruments and foreign exchange movements on subordinated debt instruments, partially offset by the amortisation of dated instruments and the reduction in the transitional limit applied to grandfathered Additional Tier 1 securities.

Risk-weighted assets reduced by £4,553 million, or 2 per cent, to £206,366 million (31 December 2017: £210,919 million), largely reflecting the sale of the Irish mortgage portfolio. The UK leverage ratio increased to 5.5 per cent (31 December 2017: 5.3 per cent; 1 January 2018: 5.3 per cent), primarily as a result of the issuance of the Additional Tier 1 securities.

The Group’s liquidity surplus continues to exceed the regulatory minimum and internal risk appetite with the liquidity coverage ratio at 130 per cent (31 December 2017: 127 per cent).

The Group has recommended a final ordinary dividend of 2.14 pence per share (2017: 2.05 pence per share). This is in addition to the interim ordinary dividend of 1.07 pence per share (2017: 1.0 pence per share) that was paid in September 2018. The total ordinary dividend per share for 2018 of 3.21 pence per share has increased by 5 per cent, from 3.05 pence in 2017.

The Group is planning on the basis of an orderly EU withdrawal and, given the resilience of the UK economy, intends to implement a share buyback of up to £1.75 billion (2017: £1 billion) which will commence in March 2019 and is expected to be completed by 31 December 2019. The Group’s current preference is to return surplus capital by way of a buyback programme given the amount of surplus capital, the normalisation of ordinary dividends, and the flexibility that a buyback programme offers.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Other income was £7,012 million, or 23 per cent, lower at £23,325 million in 2017 compared to £30,337 million in 2016. Fee and commission income was £80 million or 3 per cent, lower at £2,965 million compared to £3,045 million in 2016 as increased levels of card fees, reflecting both the acquisition of MBNA and higher levels of card usage, were more than offset by lower current account fees, reflecting reduced volumes of added-value accounts and changes in pricing structure, and lower levels of other fees receivable. Fee and commission expense increased by £26 million, or 2 per cent, to £1,382 million compared with £1,356 million in 2016. Net trading income decreased by £6,728 million, or 36 per cent, to £11,817 million in 2017 compared to £18,545 million in 2016; this decrease reflected a reduction of £6,630 million in gains on policyholder investments held within the insurance business as a result of market conditions over 2017 relative to those in 2016. Insurance premium income was £138 million, or 2 per cent, lower at £7,930 million in 2017 compared with £8,068 million in 2016; there was a decrease of £23 million in life insurance premiums and a £115 million decrease in general insurance premiums. The decrease in life insurance premiums reflected the fact that good growth in corporate pensions business was offset by a lower level of bulk annuity deals, compared to the activity in 2016. General insurance premiums decreased as a result of market conditions and the continued run-off of closed books. Other operating income was £40 million, or 2 per cent, lower at £1,995 million in 2017 compared to £2,035 million in 2016.

Insurance claims expense was £6,766 million, or 30 per cent, lower at £15,578 million in 2017 compared to £22,344 million in 2016. The insurance claims expense in respect of life and pensions business was £6,737 million lower at £15,241 million in 2017 compared to £21,978 million in 2016; this decrease was matched by a similar reduction in net trading income, reflecting the relative performance of policyholder investments. Insurance claims in respect of general insurance business were £29 million, or 8 per cent, lower at £337 million in 2017 compared to £366 million in 2016 as a result of the continued run-down of closed books and relatively benign weather conditions in 2017 compared to 2016.

Operating expenses decreased by £281 million, or 2 per cent to £12,346 million in 2017 compared with £12,627 million in 2016; the main reason for this decrease being the £209 million reduction in charges for redress payments to customers in respect of PPI and other conduct-related matters from £2,374 million in 2016 to £2,165 million in 2017. Excluding these charges from both years, operating expenses were £72 million, or 1 per cent, lower at £10,181 million in 2017 compared to £10,253 million in 2016 as operating expenses of £172 million arising in MBNA since acquisition have been more than offset by the impact of underlying cost reductions. Staff costs were £207 million, or 4 per cent, lower at £4,610 million in 2017 compared with £4,817 million in 2016; increases in pension charges being more than offset by headcount related reductions in salaries and lower levels of severance costs. Premises and equipment costs were £58 million or 9 per cent, higher at £730 million in 2017 compared with £672 million in 2016. Other expenses were £79 million, or 3 per cent, higher at £2,463 million in 2017 compared with £2,384 million in 2016. Depreciation and amortisation costs were £10 million lower at £2,370 million in 2017 compared to £2,380 million in 2016, as increased charges in respect of property, plant and equipment were more than offset by reduced charges relating to intangible assets.

Impairment losses decreased by £64 million, or 9 per cent, to £688 million in 2017 compared with £752 million in 2016; this reflected the fact that in 2016 there was an impairment charge of £173 million in respect of certain equity investments in the Group’s available-for-sale portfolio which was not repeated in 2017. Impairment losses in respect of loans and advances to customers were £105 million, or 18 per cent, higher at £697 million in 2017 compared with £592 million in 2016; this included a charge of £118 million in the MBNA business since acquisition and there were lower levels of releases and write-backs than in 2016. There was a credit of £9 million in respect of undrawn commitments in 2017, compared to a credit of £13 million in 2016.

In 2017, the Group recorded a tax expense of £1,728 million compared to a tax expense of £1,724 million in 2016, an effective tax rate of 31 per cent, compared to the standard UK corporation tax rate of 19.25 per cent, principally as a result of the banking surcharge and restrictions on the deductibility of conduct provisions.

Total assets were £5,684 million, or 1 per cent, lower at £812,109 million at 31 December 2017 compared to £817,793 million at 31 December 2016. Trading and other financial assets at fair value through profit or loss were £11,704 million, or 8 per cent, higher at £162,878 million compared to £151,174 million at 31 December 2016 due to the inclusion of a number of investments in OEICs which were de-consolidated during the year. However, loans and advances to banks were £20,291 million, or 75 per cent, lower at £6,611 million compared to £26,902 million at 31 December 2016 following the de-consolidation of these OEICs. Derivative assets were £10,304 million, or 29 per cent, lower at £25,834 million at 31 December 2017 compared to £36,138 million at 31 December 2016, largely as a result of exchange rate movements. Loans and advances to customers were £14,540 million, or 3 per cent, higher at £472,498 million at 31 December 2017 compared to £457,958 million at 31 December 2016; the addition of £8,144 million of lending following the acquisition of MBNA and an £8,528 million increase in reverse repurchase agreement balances together with the impact of the reacquisition of a portfolio of mortgages from TSB and growth in consumer finance and SME lending more than offset reductions in the larger corporate sector, as the Group focused on optimising capital and returns, and in closed mortgage books. Available-for-sale financial assets were £14,426 million, or 26 per cent, lower at £42,098 million at 31 December 2017 compared to £56,524 million at 31 December 2016 reflecting reductions in the Group’s holdings of UK government securities.

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

Total equity was £678 million, or 1 per cent, higher at £49,143 million at 31 December 2017 compared to £48,465 million at 31 December 2016 as retained profits for the year more than offset the Group’s dividend payments, distributions on its AT1 securities and other reserve movements.

The Group had strengthened its capital position, with a common equity tier 1 ratio of 14.1 per cent (31 December 2016: 13.4 per cent), largely driven by the increase in equity, offset in part by the increase in the deduction for goodwill and other intangible assets following the acquisition of MBNA, and a reduction in risk-weighted assets. The total capital ratio was unchanged at 21.2 per cent.

Risk-weighted assets reduced by £4,527 million, or 2 per cent, to £210,919 million at 31 December 2017 compared to £215,446 million at 31 December 2016, largely relating to updates made to both mortgage and unsecured retail Internal Ratings Based (IRB) models, continued active

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

portfolio management, foreign exchange movements, disposals and capital efficient securitisation activity, partly offset by targeted growth in key customer segments and the acquisition of MBNA.

The Group’s liquidity surplus exceeded the regulatory minimum and internal risk appetite with a Liquidity Coverage Ratio of 127 per cent based on the EU Delegated Act at 31 December 2017. Wholesale funding reduced by 9 per cent to £101 billion compared with £111 billion at 31 December 2016. In addition, the Group made use of central bank funding schemes and by the end of 2017 the Group had fully utilised its £20 billion capacity from the Bank of England’s Term Funding Scheme.

The Group recommended a final ordinary dividend of 2.05 pence per share. This was in addition to the interim ordinary dividend of 1.0 pence per share that was paid in September 2017. The total ordinary dividend per share for 2017 of 3.05 pence per share had increased by 20 per cent, from 2.55 pence in 2016.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

NET INTEREST INCOME

	2018	2017	2016
Net interest income £m	13,396	10,912	9,274
Average interest-earning assets £m	580,221	585,374	600,435
Average rates:
Gross yield on interest-earning assets %[1]	2.82	2.73	2.77
Interest spread %[2]	2.22	1.67	1.33
Net interest margin %[3]	2.31	1.86	1.54

1	Gross yield is the rate of interest earned on average interest-earning assets.

2	Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

3	The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.

2018 COMPARED WITH 2017

Net interest income was £13,396 million in 2018, an increase of £2,484 million, or 23 per cent, compared to £10,912 million in 2017. Net interest income in 2018 includes a credit of £844 million in respect of amounts attributable to third party investors in respect of its consolidated Open-Ended Investment Companies (OEICs) compared to a charge in 2017 of £1,435 million as a result of negative market movements during 2018; the change in population of consolidated OEICs in 2018 compared to 2017 did not have a significant impact. After adjusting for the amounts payable to unitholders, net interest income was £205 million, or 2 per cent, higher at £12,552 million in 2018 compared to £12,347 million in 2017.

Average interest-earning assets were £5,153 million, or 1 per cent, lower at £580,221 million in 2018 compared to £585,374 million in 2017. The decrease reflects the sale of the Group’s Irish mortgage book and reductions in the closed mortgage book and in the portfolio of assets which are outside of the Group’s risk appetite, more than offsetting the impact of a full year’s ownership of MBNA and growth in SME and mid-markets lending and in Motor Finance. Average interest-earning assets in Retail were £3,792 million, or 1 per cent, higher at £342,328 million in 2018 compared to £338,536 million in 2017 and average relationship lending and similar interest-earning assets in Commercial Banking were £155 million higher at £91,230 million in 2018 compared to £91,075 million in 2017. Average interest-earning assets across the rest of the Group were £9,100 million, or 6 per cent, lower at £146,663 million in 2018 compared to £155,763 million in 2017.

The net interest margin was 45 basis points higher at 2.31 per cent in 2018 compared to 1.86 per cent in 2017, and adjusting net interest income for the amounts allocated to unitholders in Open-Ended Investment Companies, the net interest margin was 5 basis points higher at 2.16 per cent in 2018 compared to 2.11 per cent in 2017. The improvement in net interest margin reflected lower deposit costs and an increased contribution from the structural hedge, more than offsetting continued pressure on asset margins. Margins in Retail improved with the benefits of a full year of MBNA and lower funding costs more than offsetting ongoing mortgage pricing pressure. Margins on relationship lending and similar interest-earning assets in Commercial Banking were stable.

2017 COMPARED WITH 2016

Net interest income was £10,912 million in 2017, an increase of £1,638 million, or 18 per cent, compared to £9,274 million in 2016. Net interest income in 2017 included a charge of £1,435 million in respect of amounts attributable to third party investors in respect of its consolidated Open-Ended Investment Companies compared to a charge in 2016 of £2,057 million as a result of positive market movements in the year, with gains ranging from (1.0) per cent to 37.2 per cent in UK and global equity markets as well as in fixed income indices. The change in population of consolidated OEICs in 2017 compared to 2016 did not have a significant impact on this figure, contributing a net decrease of £65 million attributable to third party investors. After adjusting for the amounts payable to unitholders, net interest income was £1,016 million, or 9 per cent, higher at £12,347 million in 2017 compared to £11,331 million in 2016.

Average interest-earning assets were £15,061 million, or 3 per cent, lower at £585,374 million in 2017 compared to £600,435 million in 2016. The decrease reflected the impact of reductions in closed mortgage books, lending to global corporates and in the portfolio of assets which are outside of the Group’s risk appetite, more than offsetting the impact of the acquisition of MBNA. Average interest-earning assets in Retail were £2,871 million, or 1 per cent, higher at £338,536 million in 2017 compared to £335,665 million in 2016 and average interest-earning assets in Commercial Banking were £3,920 million, or 4 per cent, lower at £91,075 million in 2017 compared to £94,995 million in 2016. Average interest-earning assets across the rest of the Group were £14,012 million, or 8 per cent, lower at £155,763 million in 2017 compared to £169,775 million in 2016.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER INCOME

	2018 £m	2017 £m	2016 £m
Fee and commission income:
Current account fees	650	712	752
Credit and debit card fees	993	953	875
Commercial banking and treasury fees	305	321	303
Unit trust and insurance broking	221	224	244
Private banking and asset management	97	98	99
Factoring	83	91	112
Other fees and commissions	499	566	660
	2,848	2,965	3,045
Fee and commission expense	(1,386)	(1,382)	(1,356)
Net fee and commission income	1,462	1,583	1,689
Net trading income	(3,876)	11,817	18,545
Insurance premium income	9,189	7,930	8,068
Gains on sale of financial assets at fair value through other comprehensive income (2017 and 2016: available-for-sale financial assets)	275	446	575
Liability management	–	(14)	(598)
Other	1,645	1,563	2,058
Other operating income	1,920	1,995	2,035
Total other income	8,695	23,325	30,337

2018 COMPARED WITH 2017

Other income was £14,630 million, or 63 per cent, lower at £8,695 million in 2018 compared to £23,325 million in 2017.

Fee and commission income was £117 million, or 4 per cent, lower at £2,848 million in 2018 compared with £2,965 million in 2017. Current account fees were £62 million, or 9 per cent, lower at £650 million in 2018 compared to £712 million in 2017, due to lower volumes of added-value accounts and changes in pricing structure. An increase of £40 million, or 4 per cent, in credit and debit card fees from £953 million in 2017 to £993 million in 2018 resulted from the inclusion of MBNA for a full year and higher levels of card usage. Commercial banking and treasury fees were £16 million, or 5 per cent, lower at £305 million in 2018 compared to £321 million in 2017 and other fees and commissions receivable were £67 million, or 12 per cent, lower at £499 million in 2018 compared to £566 million in 2017.

Fee and commission expense was £4 million, higher at £1,386 million in 2018 compared to £1,382 million in 2017 as increased credit and debit card fees payable, in part reflecting the full year impact of MBNA, have more than offset reductions in value-added account package costs and other fees payable.

Net trading income was £15,693 million, lower at a deficit of £3,876 million in 2018 compared with income of £11,817 million in 2017. Net trading income within the insurance businesses was £15,971 million, lower at a deficit of £5,030 million in 2018 compared to gains of £10,941 million in 2017, which reflects market losses in 2018 on both debt security and equity investments. Net trading income within the Group’s banking activities was £278 million, or 32 per cent, higher at £1,154 million in 2018 compared to £876 million in 2017, reflecting gains on interest rate derivatives and foreign exchange contracts in the banking book not mitigated through hedge accounting.

Insurance premium income was £9,189 million in 2018 compared with £7,930 million in 2017; an increase of £1,259 million, or 16 per cent. Earned premiums in respect of the Group’s long-term life and pensions business were £1,332 million, or 19 per cent, higher at £8,519 million in 2018 compared to £7,187 million in 2017 reflecting an increased level of bulk annuity deals in 2018 and growth in the corporate pensions product. General insurance earned premiums were £73 million, or 10 per cent, lower at £670 million in 2018 compared with £743 million in 2017 as a result of reduced new business and the continued run-off of closed books.

Other operating income was £75 million, or 4 per cent, lower at £1,920 million in 2018 compared to £1,995 million in 2017 as an improvement of £110 million in the movement in value of in-force business was offset by a loss of £105 million on the sale of the Group’s Irish mortgage portfolio. Gains on sale of financial assets held at fair value through other comprehensive income in 2018 include a gain of £270 million on sales of UK government securities; gains on sales of available-for-sale financial assets in 2017 included a gain of £146 million on the sale of the Group’s investment in Vocalink and £274 million from the sale of UK government securities.

2017 COMPARED WITH 2016

Other income was £7,012 million, or 23 per cent, lower at £23,325 million in 2017 compared to £30,337 million in 2016.

Fee and commission income was £80 million, or 3 per cent, lower at £2,965 million in 2017 compared with £3,045 million in 2016. Current account fees were £40 million, or 5 per cent, lower at £712 million in 2017 compared to £752 million in 2016, due to lower volumes of added-value accounts and changes in pricing structure. An increase of £78 million, or 9 per cent, in credit and debit card fees from £875 million in 2016 to £953 million in 2017 resulted from the acquisition of MBNA and higher levels of card usage. Commercial banking and treasury fees were £18 million, or 6 per cent, higher at £321 million in 2017 compared to £303 million in 2016, but this was more than offset by a £20 million reduction in unit trust and insurance broking fees and a £21 million reduction in factoring income. Other fees and commissions receivable were £94 million, or 14 per cent, lower at £566 million in 2017 compared with £660 million in 2016.

Fee and commission expense was £26 million, or 2 per cent, higher at £1,382 million in 2017 compared to £1,356 million in 2016 as increased fees payable in card services, in part reflecting the acquisition of MBNA, more than offset reductions in other fees payable.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Net trading income was £6,728 million, or 36 per cent, lower at £11,817 million in 2017 compared with £18,545 million in 2016. Net trading income within the insurance businesses was £6,630 million, or 38 per cent, lower at £10,941 million in 2017 compared to £17,571 million in 2016, which reflected reduced market gains over 2017 compared to 2016 in both debt security and equity investments. Net trading income within the Group’s banking activities was £98 million, or 10 per cent, lower at £876 million in 2017 compared to £974 million in 2016, reflecting the change in fair value of interest rate derivatives and foreign exchange contracts in the banking book not mitigated through hedge accounting.

Insurance premium income was £7,930 million in 2017 compared with £8,068 million in 2016; a decrease of £138 million, or 2 per cent. Earned premiums in respect of the Group’s long-term life and pensions business were £23 million lower at £7,187 million in 2017 compared to £7,210 million in 2016 reflecting the fact that good growth in corporate pensions business was offset by a lower level of bulk annuity deals, compared to the activity in 2016. General insurance earned premiums were £115 million, or 13 per cent, lower at £743 million in 2017 compared with £858 million in 2016 as a result of market conditions and the continued run-off of closed books.

Other operating income was £40 million, or 2 per cent, lower at £1,995 million in 2017 compared to £2,035 million in 2016. In 2016 there was a loss of £721 million arising on the Group’s tender offers and redemptions in respect of its Enhanced Capital Notes which completed in March 2016; in 2017 there was a reduction of £637 million in the movement in value of in-force business from a gain of £472 million in the year ended 31 December 2016 to a charge of £165 million in 2017. The reduction in the movement in value of in-force business reflected the negative impact of assumption changes and experience variances. Gains on sales of available-for-sale financial assets in 2017 included a gain of £146 million on the sale of the Group’s investment in Vocalink and £274 million (2016: £112 million) from the sale of UK government securities; 2016 included a gain of £484 million on sale of the Group’s investment in VISA Europe.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING EXPENSES

	2018 £m	2017 £m	2016 £m
Administrative expenses:
Staff:
Salaries	2,482	2,679	2,750
Performance-based compensation	509	473	475
Social security costs	343	361	363
Pensions and other post-retirement benefit schemes	705	625	555
Restructuring costs	249	24	241
Other staff costs	474	448	433
	4,762	4,610	4,817
Premises and equipment:
Rent and rates	370	365	365
Repairs and maintenance	190	231	187
Other	169	134	120
	729	730	672
Other expenses:
Communications and data processing	1,121	882	848
Advertising and promotion	197	208	198
Professional fees	287	328	265
UK bank levy	225	231	200
Other	653	814	873
	2,483	2,463	2,384
Depreciation and amortisation:
Depreciation of tangible fixed assets	1,852	1,944	1,761
Amortisation of acquired value of in-force non-participating investment contracts	40	34	37
Amortisation of other intangible assets	513	392	582
	2,405	2,370	2,380
Goodwill impairment	–	8	–
Total operating expenses, excluding regulatory provisions	10,379	10,181	10,253
Regulatory provisions:
Payment protection insurance provision	750	1,300	1,350
Other regulatory provisions[1]	600	865	1,024
	1,350	2,165	2,374
Total operating expenses	11,729	12,346	12,627
Cost:income ratio (%)[2]	63.0	66.2	73.1

1	In 2016, regulatory provisions of £61 million were charged against income.

2	Total operating expenses divided by total income, net of insurance claims.

2018 COMPARED WITH 2017

Operating expenses decreased by £617 million, or 5 per cent, to £11,729 million in 2018 compared with £12,346 million in 2017. This decrease being principally due to the reduction in the charge for conduct related matters; 2018 includes a regulatory provisions charge of £1,350 million, which was £815 million, or 38 per cent, lower than the charge of £2,165 million in 2017.

Staff costs were £152 million, or 3 per cent, higher in 2018 at £4,762 million compared to £4,610 million in 2017. On a full-time equivalent basis, the Group had 64,928 employees at the end of 2018, a reduction of 2,977 from 67,905 employees at 31 December 2017 representing an underlying reduction of 3,167 employees offset by an increase of 190 employees as a result of the acquisition of the Zurich workplace pensions business. Salaries were £197 million, or 7 per cent, lower at £2,482 million in 2018 compared with £2,679 million in 2017 as the benefit of the underlying reduction in staff numbers has more than offset the effect of annual pay rises, the acquisition of the Zurich work place pensions business and a full year’s ownership of MBNA. Pension costs were £80 million, or 13 per cent, higher at £705 million in 2018 compared to £625 million in 2017 and include a past service charge of £108 million following legal clarification of requirements regarding Guaranteed Minimum Pension benefits. Social security costs were £18 million, or 5 per cent, lower at £343 million in 2018 compared with £361 million in 2017, in line with the lower salary levels. Restructuring costs were £225 million higher at £249 million in 2018 compared to £24 million in 2017 reflecting charges in relation to the Group’s strategic investment plans and other staff costs were £26 million, or 6 per cent, higher at £474 million in 2018 compared with £448 million in 2017.

Premises and equipment costs were little changed at £729 million in 2018 compared to £730 million in 2017. Rent and rates were £5 million, or 1 per cent, higher at £370 million in 2018 compared to £365 million in 2017; repairs and maintenance costs were £41 million, or 18 per cent, lower at £190 million in 2018 compared to £231 million in 2017, as a result of equipment now being provided and maintained by a third party, and other premises and

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

equipment costs increased by £35 million, or 26 per cent, from £134 million in 2017 to £169 million in 2018 reflecting a lower level of gains on disposal of premises and other fixed assets.

Other expenses, excluding the regulatory provisions charges, were £20 million, or 1 per cent, higher at £2,483 million in 2018 compared with £2,463 million in 2017. Communications and data processing costs were £239 million, or 27 per cent, higher at £1,121 million in 2018 compared with £882 million in 2017 as a result of the integration of MBNA, increased costs relating to the Group’s ring-fencing programme and the Group’s digitalisation initiatives. Professional fees were £41 million, or 13 per cent, lower at £287 million in 2018 compared to £328 million in 2017 and advertising and promotion costs were £11 million, or 5 per cent, lower at £197 million in 2018 compared with £208 million in 2017. The cost of the Bank levy was £6 million, or 3 per cent, lower at £225 million in 2018 compared to £231 million in 2017. Other costs were £161 million, or 20 per cent, lower at £653 million in 2018 compared with £814 million in 2017.

Depreciation and amortisation costs were £35 million, or 1 per cent, higher at £2,405 million in 2018 compared with £2,370 million in 2017. Charges for the depreciation of tangible fixed assets were £92 million, or 5 per cent, lower at £1,852 million in 2018 compared to £1,944 million in 2017, following a reduced level of operating lease additions. The charge for the amortisation of intangible assets was £121 million, or 31 per cent, higher at £513 million in 2018 compared to £392 million in 2017, reflecting a full year charge relating to the purchased credit card receivable established on the MBNA acquisition and the impact of increased levels of software capitalisation.

The Group incurred a regulatory provisions charge in operating expenses of £1,350 million in 2018 compared to £2,165 million in 2017 of which £750 million (2017: £1,300 million) related to payment protection insurance; this charge was largely driven by an increase in average redress per case, additional operational costs to deal with potential complaint volatility and continued improvements in data interrogation and the Group’s ability to identify valid claims. Reactive complaint volumes have been 12,000 per week in the second half of 2018, compared with the Group’s assumption of 13,000 per week. The outstanding balance sheet provision at 31 December 2018, excluding the provision in MBNA, was £1,329 million and continues to assume around 13,000 complaints per week until the time-bar in August 2019. The charge in relation to other conduct issues was £600 million in 2018, compared to £865 million in 2017; this charge included £151 million (2017: £245 million) in respect of arrears handling activities and £45 million (2017: £245 million) relating to packaged bank accounts.

2017 COMPARED WITH 2016

Operating expenses decreased by £281 million, or 2 per cent, to £12,346 million in 2017 compared with £12,627 million in 2016. This decrease principally reflected the fact that 2017 included a regulatory provisions charge of £2,165 million, which was £209 million, or 9 per cent, lower than the charge of £2,374 million in 2016.

Staff costs were £207 million, or 4 per cent, lower in 2017 at £4,610 million compared to £4,817 million in 2016, reflecting, in particular, the impact of reduced headcount. On a full-time equivalent basis, the Group had 67,905 employees at the end of 2017, a reduction of 2,528 from 70,433 employees at 31 December 2016; and this represents an underlying reduction of 4,231 employees offset by an increase of 1,703 employees as a result of the acquisition of MBNA. Salaries were £71 million, or 3 per cent, lower at £2,679 million in 2017 compared with £2,750 million in 2016; pension costs were £70 million, or 13 per cent, higher at £625 million in 2017 compared to £555 million in 2016; social security costs were £2 million, or 1 per cent, lower at £361 million in 2017 compared with £363 million in 2016; and other staff costs were £15 million, or 3 per cent, higher at £448 million in 2017 compared with £433 million in 2016.

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

Other expenses, excluding the regulatory provisions charges, were 79 million, or 3 per cent, higher at £2,463 million in 2017 compared with £2,384 million in 2016. Communications and data processing costs were £34 million, or 4 per cent, higher at £882 million in 2017 compared with £848 million in 2016 as a result of the acquisition of MBNA and project costs; professional fees were £63 million, or 24 per cent, higher at £328 million in 2017 compared to £265 million in 2016 as a result of costs in relation to regulatory developments such as ring-fencing; and advertising and promotion costs were £10 million, or 5 per cent, higher at £208 million in 2017 compared with £198 million in 2016, in part reflecting the acquisition of MBNA. The cost of the Bank levy was £31 million, or 16 per cent, higher at £231 million in 2017 compared to £200 million in 2016. Other costs were £59 million, or 7 per cent, lower at £814 million in 2017 compared with £873 million in 2016.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IMPAIRMENT

	2018	2017	2016
	£m	£m	£m
Impairment losses on financial assets carried at amortised cost
Loans and advances to banks	1	–	–
Loans and advances to customers	1,022	697	592
Debt securities	–	(6)	–
Other assets	1	–	–
Total impairment losses on financial assets carried at amortised cost	1,024	691	592
Impairment of financial assets carried at fair value through other comprehensive income (2017 and 2016: available-for-sale financial assets)	(14)	6	173
Loan commitments and financial guarantees (2017 and 2016: other credit risk provisions)	(73)	(9)	(13)
Total impairment charged to the income statement	937	688	752

The Group has adopted IFRS 9 with effect from 1 January 2018 and, in accordance with the transition requirements of IFRS 9, comparatives have not been restated.

2018 COMPARED WITH 2017

Impairment losses increased by £249 million, or 36 per cent, to £937 million in 2018 compared to £688 million in 2017. Credit quality remains strong with no deterioration in credit risk. The Group’s loan portfolios continue to be well positioned, reflecting the Group’s continued prudent, through the cycle approach to credit risk, and benefiting from continued low interest rates and a resilient UK economy.

The impairment charge in respect of loans and advances to customers was £325 million, or 47 per cent, higher at £1,022 million in 2018 compared to £697 million in 2017. In Retail, overall credit performance in the UK mortgage book remains strong with average mortgage loan to value ratios broadly stable at 44.1 per cent and new to arrears as a proportion of total book remaining low. New business average loan to value was 62.5 per cent and around 88 per cent of the portfolio continues to have loan to value ratios of less than 80 per cent. The consumer finance portfolios continue to perform well with credit card business new to arrears as a proportion of total book remaining low whilst the UK motor finance book continues to benefit from the Group’s conservative approach to residual values and resilient used car prices. In Commercial Banking, the book continues to benefit from effective risk management, including reduced single name and key sector exposures. Together with a resilient economic environment, this has resulted in impairment charges remaining at a low level.

There was an impairment credit in respect of financial assets held at fair value through other comprehensive income in 2018 of £14 million, compared to an impairment charge in respect of available-for-sale financial assets of £6 million in 2017. There was a credit of £73 million (2017: credit of £9 million) in respect of other credit risk provisions.

2017 COMPARED WITH 2016

Impairment losses decreased by £64 million, or 9 per cent, to £688 million in 2017 compared to £752 million in 2016, as a charge of £118 million in the MBNA business since acquisition offset the impact of the charge in respect of available-for-sale financial assets in 2016 which was not repeated in 2017.

The impairment charge in respect of loans and advances to customers was £105 million, or 18 per cent, higher at £697 million in 2017 compared to £592 million in 2016. In Retail, overall credit performance in the mortgage book remained stable. The average indexed loan to value (LTV) improved to 43.6 per cent (31 December 2016: 44.0 per cent) while the percentage of lending with an indexed LTV of greater than 100 per cent fell to 0.6 per cent (31 December 2016: 0.7 per cent). The UK Motor Finance book continued to benefit from conservative residual values and prudent provisioning and impaired loans as a percentage of closing advances were stable. The credit card book also continued to perform strongly with reductions in persistent debt while the MBNA portfolio performed in line with both the Group’s expectations and the existing credit card book. Impaired credit card balances as a percentage of closing advances improved. Increased charges in Commercial Banking were driven by a lower level of releases and recoveries rather than a deterioration in the underlying portfolio, both 2016 and 2017 included material charges against a single customer (2016: oil and gas sector, 2017: construction sector), but otherwise gross charges remained relatively low. The Commercial Banking portfolio continued to benefit from effective risk management, a relatively benign economic environment and continued low interest rates. The impairment charge relating to assets which are outside of the Group’s risk appetite increased.

The impairment charge in respect of available-for-sale financial assets was £6 million in 2017, compared to £173 million in 2016, as a result of a charge in 2016 in respect of certain equity investments; and there was a credit of £9 million (2016: credit of £13 million) in respect of other credit risk provisions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TAXATION

	2018	2017	2016
	£m	£m	£m
UK corporation tax:
Current tax on profits for the year	(1,386)	(1,346)	(1,010)
Adjustments in respect of prior years	11	126	156
	(1,375)	(1,220)	(854)
Foreign tax:
Current tax on profits for the year	(34)	(40)	(20)
Adjustments in respect of prior years	5	10	2
	(29)	(30)	(18)
Current tax charge	(1,404)	(1,250)	(872)
Deferred tax	(156)	(478)	(852)
Tax expense	(1,560)	(1,728)	(1,724)

2018 COMPARED WITH 2017

In 2018, a tax expense of £1,560 million arose on the profit before tax of £5,960 million and in 2017 a tax expense of £1,728 million arose on the profit before tax of £5,625 million. The statutory corporation tax rates were 19.0 per cent for 2018 and 19.25 per cent for 2017.

The tax expense for 2018 represents an effective tax rate of 26.2 per cent compared to 30.7 per cent in 2017. The reduction in effective tax rate compared to 2017 was largely due to higher non-deductible conduct risk provisions in the prior year.

2017 COMPARED WITH 2016

In 2017, a tax expense of £1,728 million arose on the profit before tax of £5,625 million and in 2016 a tax expense of £1,724 million arose on the profit before tax of £3,888 million. The statutory corporation tax rates were 19.25 per cent for 2017 and 20 per cent for 2016.

The tax expense for 2017 represented an effective tax rate of 30.7 per cent. The high effective tax rate in 2017 was largely due to the banking surcharge, and restrictions on the deductibility of conduct provisions.

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

The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources. The segments are differentiated by the type of products provided and by whether the customers are individuals or corporate entities and the performance assessment includes a consideration of each segment’s net interest revenue; consequently the total interest income and expense for all reportable segments is presented on a net basis. The internal reporting is on an underlying profit before tax basis. The Group Executive Committee believes that this basis better represents the underlying performance of the Group. IFRS 8 requires that the Group presents its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 4 to the financial statements.

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

The Group’s activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth.

With the exception of PPI, charges in relation to conduct provisions (referred to as remediation) are included in underlying profit. In addition, results in relation to certain assets which are outside the Group’s risk appetite, previously reported as part of run-off within Other, have been transferred into Retail and into Commercial. Comparatives have been restated accordingly.

Comparisons of results on a historical consolidated statutory basis are impacted by a number of items. In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on an ‘underlying’ basis. The following items are excluded in arriving at underlying profit:

–	losses on redemption of the Enhanced Capital Notes in 2016 and the volatility in the value of the embedded equity conversion feature;

–	restructuring, including severance-related costs, the costs of implementing regulatory reform including ring-fencing, the rationalisation of the non-branch property portfolio, the integration of MBNA and Zurich’s UK workplace pensions and savings business;

–	market volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses and insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets; and

–	payment protection insurance provisions.

The results of the businesses are set out below on the underlying basis:

	2018	2017[1]	2016[1]
	£m	£m	£m
Retail	4,272	3,770	3,303
Commercial Banking	2,160	2,231	2,246
Insurance and Wealth	927	899	809
Other	707	728	424
Underlying profit before tax	8,066	7,628	6,782

1	Segmental analysis restated, as explained above.
24

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reconciliation of underlying profit to statutory profit before tax for the year
		2018	2017	2016
	Note	£m	£m	£m
Underlying profit before tax		8,066	7,628	6,782
Enhanced Capital Notes	1	–	–	(790)
Market volatility and asset sales	2	(50)	279	439
Amortisation of purchased intangibles	3	(108)	(91)	(340)
Restructuring costs	4	(879)	(621)	(622)
Fair value unwind and other items	5	(319)	(270)	(231)
Payment protection insurance provision	6	(750)	(1,300)	(1,350)
Statutory profit before tax		5,960	5,625	3,888

1.	Enhanced Capital Notes

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

2.	Market volatility and asset sales

Market volatility and asset sales of £50 million included the loss on sale of the Irish mortgage portfolio of £105 million and an adjustment to the past service pension liability. Also included was negative insurance and policyholder interests volatility totalling £103 million compared to positive volatility of £286 million in 2017 and negative volatility of £91 million in 2016.

Volatility comprises the following:

	2018	2017	2016
	£m	£m	£m
Insurance volatility	(506)	196	(152)
Policyholder interests volatility	46	190	241
Insurance hedging arrangements	357	(100)	(180)
Total	(103)	286	(91)

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

The expected gross investment returns used to determine the underlying profit of the business are based on prevailing market rates and published research into historical investment return differentials for the range of assets held. The basis for calculating these expected returns reflects an average of the 15 year swap rate over the preceding 12 months updated throughout the year to reflect changing market conditions. The volatility movements in the period were largely driven by insurance volatility arising from equity market movements and credit spreads. The capital impact of equity market movements is hedged within Insurance and this also reduces the IFRS earnings exposure.

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

Accounting standards require that tax on policyholder investment returns relating to life products should be included in the Group’s tax charge rather than being offset against the related income. The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge. Timing and measurement differences exist between provisions for tax and charges made to policyholders. Consistent with the expected approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

adjusted through policyholder interests volatility. In 2018, the statutory results before tax included a credit to other income which relates to policyholder interests volatility totalling £46 million reflecting movements in equity, bond and gilt returns relating to life products.

Insurance hedging arrangements

The Group actively manages its exposures to interest rate, foreign currency exchange rate, inflation and market movements within the banking book through a comprehensive hedging strategy. This helps to mitigate earnings volatility and reduces the impact of market movements on the capital position.

3.	Amortisation of purchased intangibles

The Group incurred a charge for the amortisation of intangible assets, principally those recognised on the acquisition of HBOS, of £108 million (2017: £91 million; 2016: £340 million).

4.	Restructuring costs

Restructuring costs were £879 million (2017: £621 million; 2016: £622 million) and included severance costs relating to the Group’s strategic investment plans as well as the costs of the integration of MBNA and Zurich’s UK workplace pensions and savings business, the costs of implementing regulatory reform including ring-fencing and the rationalisation of the non-branch property portfolio. The charge in 2017 and 2016 also included severance costs relating to the Simplification programme.

5.	Fair value unwind and other items

The statutory (IFRS) results include the impact of the acquisition-related fair value adjustments, arising from the acquisition of HBOS and MBNA. In 2018 the principal financial effect of the fair value unwind is to reflect the effective interest rates applicable at the date of acquisition, on assets and liabilities that were acquired at values that differed from their original book value.

6.	Payment protection insurance provision

The payment protection insurance charge was £750 million (2017: £1,300 million). The charge in 2018 related to a number of factors including higher expected complaint volumes, which increased to 13,000 per week, and associated administration costs, an increase in average redress per complaint, additional operational costs to deal with potential complaint volatility and continued improvements in data interrogation and the Group’s ability to identify valid complaints. The outstanding balance sheet provision at 31 December 2018, excluding the provision in MBNA, was £1,329 million and continues to assume around 13,000 complaints per week until the timebar in August 2019.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

DIVISIONAL RESULTS

RETAIL

Retail offers a broad range of financial service products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value, and by providing them with choice and flexibility with propositions increasingly personalised to their needs. Retail operates a multi-brand and multi-channel strategy and continues to simplify its business and provide more transparent products, helping to improve service levels and reduce conduct risks, whilst working within a prudent risk appetite.

	2018 £m	2017 £m [1]	2016 £m [1]
Net interest income	9,066	8,706	8,074
Other income	2,171	2,221	2,165
Total income	11,237	10,927	10,239
Operating lease depreciation	(921)	(947)	(777)
Net income	10,316	9,980	9,462
Operating costs	(4,915)	(4,866)	(4,761)
Remediation	(267)	(633)	(750)
Total costs	(5,182)	(5,499)	(5,511)
Impairment	(862)	(711)	(648)
Underlying profit	4,272	3,770	3,303

1	Restated, as explained on page 24.

2018 COMPARED WITH 2017

Underlying profit increased by £502 million, or 13 per cent, to £4,272 million in 2018 compared to £3,770 million in 2017.

Net interest income increased by £360 million, or 4 per cent, to £9,066 million in 2018 compared to £8,706 million in 2017, reflecting the benefits of a full year of MBNA and lower funding costs more than offsetting ongoing mortgage pricing pressure.

Other income decreased £50 million, or 2 per cent, to £2,171 million in 2018 compared to £2,221 million in 2017, driven by implementation of a simpler overdraft fee structure.

Operating lease depreciation decreased £26 million, or 3 per cent, to £921 million in 2018 compared to £947 million in 2017, reflecting improved used car market prices.

Operating expenses increased by £49 million, or 1 per cent, to £4,915 million in 2018 compared to £4,866 million in 2017 as increased investment in the business is partly offset by efficiency savings.

Remediation costs decreased by £366 million, or 58 per cent to £267 million in 2018 compared to £633 million in 2017, driven by lower provision charges across existing programmes.

Impairment increased by £151 million, or 21 per cent, to £862 million in 2018 compared to £711 million in 2017, largely due to the full year inclusion of MBNA and non-repeat of UK mortgages write-backs.

2017 COMPARED WITH 2016

Underlying profit increased by £467 million, or 14 per cent, to £3,770 million in 2017 compared to £3,303 million in 2016, including MBNA which was acquired on 1 June 2017.

Net interest income increased by £632 million, or 8 per cent, to £8,706 million in 2017 compared to £8,074 million in 2016, reflecting the acquisition of MBNA and driven by deposit repricing offsetting mortgage margin pressures.

Other income increased £56 million, or 3 per cent, to £2,221 million in 2017 compared to £2,165 million in 2016, driven by continued fleet growth in Lex Autolease.

Operating lease depreciation increased £170 million, or 22 per cent, to £947 million in 2017 compared to £777 million in 2016, again driven by continued fleet growth in Lex Autolease and increased conservatism in residual value management.

Operating expenses increased by £105 million, or 2 per cent, to £4,866 million in 2017 compared to £4,761 million in 2016 mainly due to the inclusion of MBNA as well as increased investment spend and pay-related growth, partly offset by underlying efficiency savings.

Remediation costs decreased by £117 million, or 16 per cent, to £633 million in 2017 compared to £750 million in 2016, driven by lower provisions across existing conduct issues.

Impairment increased by £63 million, or 10 per cent, to £711 million in 2017 compared to £648 million in 2016, largely due to the addition of MBNA, partly offset by a lower charge reflecting the resilient economic environment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COMMERCIAL BANKING

Commercial Banking has a client-led, low risk, capital efficient strategy, committed to supporting UK-based clients and international clients with a link to the UK. Through its segmented client coverage model it provides clients with a range of products and services such as lending, transactional banking, working capital management, risk management and debt capital markets services. Continued investment in capabilities and digital propositions enables the delivery of a leading customer experience, supported by increasingly productive relationship managers, with more time spent on value-adding activities.

	2018 £m	2017 £m [1]	2016 £m [1]
Net interest income	3,004	3,030	2,863
Other income	1,653	1,798	1,875
Total income	4,657	4,828	4,738
Operating lease depreciation	(35)	(105)	(118)
Net income	4,622	4,723	4,620
Operating costs	(2,167)	(2,230)	(2,215)
Remediation	(203)	(173)	(148)
Total costs	(2,370)	(2,403)	(2,363)
Impairment	(92)	(89)	(11)
Underlying profit	2,160	2,231	2,246

1	Restated, as explained on page 24.

2018 COMPARED WITH 2017

Commercial Banking underlying profit decreased by £71 million, or 3 per cent, to £2,160 million in 2018 compared to £2,231 million in 2017 reflecting lower income partially offset by lower expenses.

Net interest income decreased by £26 million, or 1 per cent, to £3,004 million in 2018 compared to £3,030 million in 2017 with the net interest margin lower and partly offset by higher average interest-earning assets.

Other income decreased by £145 million to £1,653 million in 2018 compared to £1,798 million in 2017 reflecting challenging market conditions leading to lower levels of client activity. 2017 included a number of significant one-off refinancing and hedging transactions.

Operating lease depreciation decreased by £70 million to £35 million in 2018 compared to £105 million in 2017 due to lower accelerated charges on a number of legacy and discontinued assets.

Operating expenses decreased by £63 million to £2,167 million in 2018 compared to £2,230 million in 2017 reflecting efficiency savings despite increased investment.

Remediation costs increased by £30 million to £203 million in 2018 compared to £173 million in 2017.

Impairments increased by £3 million, to £92 million in 2018 compared to £89 million in 2017 with the increase driven by expected lower releases and write backs.

2017 COMPARED WITH 2016

Commercial Banking underlying profit decreased by £15 million, to £2,231 million in 2017 compared to £2,246 million in 2016.

Net interest income increased by £167 million, or 6 per cent, to £3,030 million in 2017 compared to £2,863 million in 2016 with an improvement in net interest margin supported by broad based franchise growth.

Other income decreased by £77 million to £1,798 million in 2017 compared to £1,875 million in 2016 as a result of fewer significant transactions in the second half of the year and reduced client activity compared to 2016.

Operating lease depreciation decreased slightly by £13 million to £105 million in 2017 compared to £118 million in 2016.

Operating expenses increased by £15 million to £2,230 million in 2017 compared to £2,215 million in 2016 due to continued investment in the business partially offset by efficiencies.

Remediation costs increased by £25 million to £173 million in 2017 compared to £148 million in 2016.

Impairments increased by £78 million to a charge of £89 million in 2017 reflecting expected lower levels of releases and recoveries, and a large single name charge in 2017.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE AND WEALTH

Insurance and Wealth offers insurance, investment and wealth management products and services. It supports around 10 million customers with assets under administration of £141 billion and annualised annuity payments in retirement of over £1 billion. The Group continues to invest significantly in the development of the business, with the aims of capturing considerable opportunities in pensions and financial planning, offering customers a single home for their banking and insurance needs and driving growth across intermediary and relationship channels through a strong distribution model.

	2018 £m	2017 £m [1]	2016 £m [1]
Net interest income	123	133	80
Other income	1,865	1,846	1,878
Total income, net of insurance claims	1,988	1,979	1,958
Operating costs	(1,021)	(1,040)	(1,046)
Remediation	(39)	(40)	(103)
Total costs	(1,060)	(1,080)	(1,149)
Impairment	(1)	–	–
Underlying profit	927	899	809

1	Restated, as explained on page 24.

2018 COMPARED WITH 2017

Underlying profit from Insurance and Wealth was £28 million, or 3 per cent, higher at £927 million compared to £899 million in 2017 as a result of an increase of £9 million in total income, net of insurance claims and a £19 million decrease in operating costs.

Net interest income decreased by £10 million, or 8 per cent, to £123 million from £133 million in 2017 due to a higher net interest charge within Insurance primarily reflecting higher LIBOR rates.

Other income increased by £19 million, or 1 per cent to £1,865 million from £1,846 million in 2017. Life and pensions new business income was up 87 per cent to £526 million partly offset by a £26 million decrease in total general insurance income net of claims, including around £60 million impact from higher weather related claims. Lower experience and other items primarily due to the non-recurrence of £170 million income from the addition of death benefits in 2017.

Operating costs were £19 million lower, with cost savings more than offsetting higher investment in the business.

Remediation decreased by £1 million, or 3 per cent, to £39 million from £40 million.

2017 COMPARED WITH 2016

Underlying profit from Insurance and Wealth was £90 million, or 11 per cent higher at £899 million compared to £809 million in 2016 as a result of higher Insurance income and lower remediation costs, partly offset by lower Wealth income. Operating costs remained flat, with higher investment costs offset by lower business as usual costs.

Net interest income increased by £53 million, or 66 per cent, to £133 million from £80 million in 2016 due to a lower net interest expense within Insurance reflecting reduced funding costs.

Other income decreased by £32 million, or 2 per cent, to £1,846 million from £1,878 million in 2016 reflecting lower margins in Insurance as a result of the competitive environment, strengthening of underlying assumptions and lower bulk annuity sales. General insurance income fell due to the continued competitiveness of the home insurance marketplace.

Operating costs were £6 million lower, with higher investment costs offset by lower business as usual costs.

Remediation decreased by £63 million, or 61 per cent, to £40 million from £103 million as no provisions were made in 2017 in respect of customer claims in relation to insurance branch business in Germany.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INCOME BY PRODUCT GROUP

	2018			2017[1]			2016[1]
	New business income £m	Existing business income £m	Total income £m	New business income £m	Existing business income £m	Total income £m	New business income £m	Existing business income £m	Total income £m
Workplace, planning and retirement	333	153	486	131	125	256	146	122	268
Individual and bulk annuities	160	84	244	125	88	213	207	92	299
Protection	20	22	42	13	20	33	19	17	36
Longstanding life, pensions and investments	13	414	427	12	440	452	9	441	450
	526	673	1,199	281	673	954	381	672	1,053
Life and pensions experience and other items			143			358			141
General Insurance			272			298			354
			1,614			1,610			1,548
Wealth			374			369			410
Total income			1,988			1,979			1,958

1	Restated, as explained on page 24.

2018 COMPARED WITH 2017

New business income has increased by £245 million to £526 million, driven by increases in new members in existing workplace schemes, increased auto enrolment workplace contributions and bulk annuities.

Existing business income is unchanged at £673 million, with positive impact of economics offset by legacy products run-off.

Experience and other items contributed a net benefit of £143 million. This was £215 million lower than 2017 primarily due to £170 million of income from the addition of death benefits in 2017.

2017 COMPARED WITH 2016

New business income has decreased by £100 million to £281 million. Excluding bulk annuities and 2016 with profits fund annuity transfer within planning and retirement, new business income remained stable.

Existing business income increased by £1 million to £673 million, with positive impact of economics offset by legacy products run-off.

Experience and other items contributed a net benefit of £358 million, including benefits as a result of changes to longevity assumptions. These include both experience in the annuity portfolio and the adoption of a new industry model reflecting an updated view of future life expectancy.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OTHER

Other comprises Central items which include income and expenditure not attributed to divisions, including the costs of certain central and head office functions and the Group’s private equity business, Lloyds Development Capital.

	2018 £m	2017[1] £m	2016[1] £m
Total income	842	791	504
Operating lease depreciation	–	(1)	–
Net income	842	790	504
Operating costs	(62)	(48)	(71)
Remediation	(91)	(19)	(23)
Total costs	(153)	(67)	(94)
Impairment release	18	5	14
Underlying profit	707	728	424

1	Restated, as explained on page 24.

2018 COMPARED WITH 2017

The underlying profit in Central items was £21 million, or 3 per cent, lower at £707 million in 2018 compared to £728 million in 2017.

Net income was £52 million, or 7 per cent, higher at £842 million in 2018 compared to £790 million in 2017; this includes an increased level of venture capital gains in Lloyds Development Capital and gains on sales of liquid assets, including gilts, of £270 million (2017: £274 million) and 2017 also included the gain on sale of the Group’s investment in Vocalink of £146 million.

Total costs were £86 million higher at £153 million in 2018 compared to £67 million in 2017 due mainly to a £72 million increase in remediation charges.

There was an impairment release of £18 million in 2018 compared to £5 million in 2017.

2017 COMPARED WITH 2016

The underlying profit in Central items was £304 million, or 72 per cent, higher at £728 million in 2017 compared to £424 million in 2016.

Total income increased by £287 million, or 57 per cent, from £504 million in 2016 to £791 million in 2017 largely as a result of the gain of £146 million on the sale of the Group’s interest in Vocalink and the gains on sales of liquid assets, including gilts, of £ 274 million (2016: £112 million).

Operating costs were £23 million, or 32 per cent, lower at £48 million in 2017 compared to £71 million in 2016.

There was a small impairment release of £5 million in 2017 (2016: £14 million).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

	2018			2017			2016
	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %
Assets
Financial assets at amortised cost:
Loans and advances to banks	67,609	565	0.84	67,049	271	0.40	82,409	381	0.46
Loans and advances to customers	476,149	15,078	3.17	464,944	14,712	3.16	457,622	15,190	3.32
Debt securities	4,129	66	1.60	3,332	43	1.29	3,797	56	1.47
Held-to-maturity investments				–	–	–	16,003	231	1.44
Financial assets at fair value through other comprehensive income	32,334	640	1.98
Available-for-sale financial assets				50,049	980	1.96	40,604	762	1.88
Total interest-earning assets of banking book	580,221	16,349	2.82	585,374	16,006	2.73	600,435	16,620	2.77
Total interest-earning financial assets at fair value through profit or loss	83,887	1,758	2.10	79,754	1,772	2.22	81,961	1,594	1.94
Total interest-earning assets	664,108	18,107	2.73	665,128	17,778	2.67	682,396	18,214	2.67
Allowance for impairment losses on financial assets held at amortised cost	(3,074)			(2,161)			(2,536)
Non-interest earning assets	157,026			155,853			148,965
Total average assets and interest income	818,060	18,107	2.21	818,820	17,778	2.17	828,825	18,214	2.20

	2018			2017			2016
	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %
Average interest-earning assets and net interest income:
Banking business	580,221	13,396	2.31	585,374	10,912	1.86	600,435	9,274	1.54
Trading securities and other financial assets at fair value through profit or loss	83,887	1,191	1.42	79,754	1,294	1.62	81,961	1,060	1.29
	664,108	14,587	2.20	665,128	12,206	1.84	682,396	10,334	1.51
32

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2018			2017			2016
	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %
Liabilities and shareholders’ funds
Deposits by banks	8,405	117	1.39	6,758	80	1.18	10,540	68	0.65
Customer deposits	342,970	1,813	0.53	348,683	1,722	0.49	366,178	2,520	0.69
Liabilities to banks and customers under sale and repurchase agreements	25,634	245	0.96	18,943	110	0.58	8,342	38	0.46
Debt securities in issue[1]	86,099	234	0.27	72,762	266	0.37	85,030	799	0.94
Amounts payable to unitholders in consolidated open-ended investment vehicles	13,915	(844)	(6.07)	15,675	1,435	9.15	18,961	2,057	10.85
Subordinated liabilities	18,193	1,388	7.63	18,674	1,481	7.93	22,330	1,864	8.35
Total interest-bearing liabilities of banking book	495,216	2,953	0.60	481,495	5,094	1.06	511,381	7,346	1.44
Total interest-bearing liabilities of trading book	44,101	567	1.29	55,288	478	0.86	50,700	534	1.05
Total interest-bearing liabilities	539,317	3,520	0.65	536,783	5,572	1.04	562,081	7,880	1.40
Interest-free liabilities
Non-interest bearing customer accounts	72,913			66,276			54,379
Other interest-free liabilities	157,072			166,403			163,688
Non-controlling interests and shareholders’ funds	48,758			49,358			48,677
Total average liabilities and interest expense	818,060	3,520	0.43	818,820	5,572	0.68	828,825	7,880	0.95

1	The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 2.68 per cent (2017: 2.43 per cent; 2016: 2.70 per cent).

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS

The following table allocates changes in net interest income between volume and rate for 2018 compared with 2017 and for 2017 compared with 2016. Where variances have arisen from both changes in volume and rate these are allocated to volume.

	2018 compared with 2017 Increase/(decrease)			2017 compared with 2016 Increase/(decrease)
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest receivable and similar income
At amortised cost:
Loans and advances to banks	294	5	289	(110)	(61)	(49)
Loans and advances to customers	366	355	11	(478)	231	(709)
Debt securities	23	13	10	(13)	(6)	(7)
Held-to-maturity investments				(231)	(231)	–
Financial assets at fair value through other comprehensive income (2017 and 2016: available-for-sale financial assets)	(340)	(351)	11	218	185	33
Total banking book interest receivable and similar income	343	22	321	(614)	118	(732)
Total interest receivable and similar income on financial assets at fair value through profit or loss	(14)	87	(101)	178	(49)	227
Total interest receivable and similar income	329	109	220	(436)	69	(505)
Interest payable
Deposits by banks	37	23	14	12	(45)	57
Customer deposits	91	(30)	121	(798)	(86)	(712)
Liabilities to banks and customers under sale and repurchase agreements	135	64	71	72	60	12
Debt securities in issue	(32)	36	(68)	(533)	(45)	(488)
Amounts payable to unitholders in consolidated open-ended investment vehicles	(2,279)	107	(2,386)	(622)	(301)	(321)
Subordinated liabilities	(93)	(37)	(56)	(383)	(290)	(93)
Total banking book interest payable	(2,141)	163	(2,304)	(2,252)	(707)	(1,545)
Total interest payable on trading and other liabilities at fair value through profit or loss	89	(144)	233	(56)	39	(95)
Total interest payable	(2,052)	19	(2,071)	(2,308)	(668)	(1,640)
34

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK OVERVIEW

EFFECTIVE RISK MANAGEMENT AND CONTROL

THE GROUP’S APPROACH TO RISK

As a Group, managing risk effectively is fundamental to the Group’s strategy and future success. The Group is a simple, low risk, UK-focused financial services provider with a culture founded on strong risk management and a prudent through the cycle risk appetite. These are at the heart of everything the Group does, and ensure constructive challenge takes place across the business and underpins sustainable growth.

The Group’s approach to risk is founded on an effective control framework, which guides how the Group’s colleagues work, behave and the decisions they make. As part of this framework, risk appetite – the amount and type of risk that the Group is prepared to seek, accept or tolerate in delivering Group Strategy – is embedded in policies, authorities and limits across the Group.

The Group’s prudent risk culture and appetite, along with close collaboration between Risk division and the business, supports decision-making and has enabled the Group to continue to deliver against its strategic priorities in 2018.

The Group’s approach to risk plays a key role in its strategy of becoming the best bank for customers, colleagues and shareholders.

RISK AS A STRATEGIC DIFFERENTIATOR

Risks are identified, managed and mitigated using the Group’s comprehensive Risk Management Framework, and the Group’s well-articulated risk appetite provides a clear framework for decision-making. The principal risks the Group faces, which could significantly impact the delivery of Group strategy, are discussed on pages 37 to 40.

The Group believes effective risk management can be a strategic differentiator, in particular:

Prudent approach to risk

Being low risk is fundamental to the Group’s business model and drives its participation choices. Strategy and risk appetite are developed in tandem and together outline the parameters within which the Group operates.

Strong control framework

The Group’s Risk Management Framework is the foundation for the delivery of effective risk control and ensures that the Group risk appetite is continually developed and controlled.

The Board is responsible for approving the Group’s risk appetite statement at least annually. Group Board-level metrics are cascaded into more detailed business appetite metrics and limits.

Business focus and accountability

Risk management is an integral feature of how the Group measures and manages performance – for individuals, businesses and the Group. In the first line of defence, business units are accountable for managing risk with oversight from a strong and independent second line of defence Risk division.

Effective risk analysis, management and reporting

Regular close monitoring and comprehensive reporting to all levels of management and the Board ensures appetite limits are maintained and subject to stressed analysis at a risk type and portfolio level, as appropriate.

THE GROUP’S RISK MANAGEMENT FRAMEWORK

The diagram below outlines the framework in place for risk management across the Group.

Accountability for ensuring risk is managed consistently within the Risk Management Framework approved by the Board Confirmation of the effectiveness of the Risk Management Framework and underlying risk and control Setting risk appetite and strategy. Approval of the Risk Management Framework and Group-wide risk principles Review risk appetite, frameworks and principles to be recommended to the Board. Be exemplars of risk management Determined by the Board and senior management. Business units formulate their strategy in line with the Group’s risk appetite Supporting a consistent approach to Group-wide behaviour and risk decision-making. Consistency is delivered through the policy framework and risk committee structures Monitoring, oversight and assurance ensure effective risk management across the Group Defined processes exist to identify, measure and control the Group’s current and emerging risks In line with the Group’s code of responsibility. Culture ensures performance, risk and reward are aligned Risk-specific needs defined in detail for implementation by each business Board authorities Through Board-delegated executive authorities there is effective oversight of risk management consistent with risk appetite The risk appetite framework ensures the Group’s risks are managed in line with the Group’s risk appetite Supports a consistent approach to enterprise-wide behaviour and decision-making Maintains a robust control framework, identifying and escalating emerging risks and supporting sustainable growth Carried out by all three lines of defence and is an integral part of the Group’s control effectiveness assessment Processes and infrastructure are being invested in to further improve the Group’s risk management capabilities Risk type specific sub-frameworks e.g. credit risk Board role Senior management role Risk appetite Governance framework Three lines of defence Risk and control cycle from identification to reporting Risk culture Risk resources and capabilities Primary risk categories

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2018 THEMES

The Group’s priorities for risk management have continued to evolve, alongside progression of the Group’s strategy and development of external factors.

The Group’s principal risks are outlined over the next few pages but a number of themes have been particularly prevalent in 2018.

EU exit

Given the vast majority of its business is in the UK, the direct impact on its from leaving the EU is relatively small and the Group is well prepared to ensure continuity of its limited EU business activities.

Given the Group’s UK focus, its performance is inextricably linked to the health of the UK economy. Economic performance has remained resilient in recent years and whilst the near-term outlook for the UK economy remains unclear given the ongoing EU withdrawal negotiations, the Group has contingency plans in place.

The Group has also taken a prudent approach to its balance sheet, increasing the amount of liquidity held and pre-funding some issuance.

Irrespective of the outcome, the Group’s customer focused strategy remains the right one. The Group will continue to support its personal and business customers and has already announced that it will lend up to £18 billion to UK businesses in 2019, reaffirming the Group’s support for the UK economy.

Guided by the overriding principle of Helping Britain Prosper, the Group will seek to minimise the impact on its customers. The Group has also been working hard to ensure it is well prepared to provide customers with effective and timely support.

Data

The Group is trusted with large volumes of data, which must be protected, whilst providing customers with ease of access through the Group’s multi-channel model. Data is the Group’s most valuable asset and so the Group must ensure that the information it holds is accurate, secure and managed appropriately. The Group meets the requirements of the General Data Protection Regulation (GDPR) that came into force in May 2018. The Group has taken this opportunity to implement new governance structures and demonstrate increased levels of accountability and transparency, as establishing trust is critical to the Group’s vision of being the best bank for customers. The Group has created a Group Data Protection Office (GDPO) to independently oversee compliance, reporting on this to Group and Board Risk Committees.

The Group drives a culture of compliance through its Data Privacy policy and control framework and has implemented robust governance to oversee compliance with GDPR, as well as enhanced staff training. During 2019 the Group will continue to drive enhancements to the maturity of its data control environment.

Cyber

Cyber threats are increasingly complex and like all financial services providers, attempts are made on a regular basis to attack the Group’s systems and services, and to steal customer and bank data. Given the significant threat the Group continues to strengthen the resilience of its IT systems and invest in its cyber control framework.

The Group is simplifying and modernising its IT architecture, alongside deploying technologies such as cloud computing which offer greater levels of resilience, capacity management and speed of processing. The Group is a member of the UK’s Cyber Defence Alliance, where a number of UK-based banks and law enforcement agencies collaborate in the fight against cyber-attacks, sharing expertise, intelligence and knowledge. Within Lloyds Banking Group, the Chief Security Office engenders a culture whereby colleagues are considered to be the Group’s first line of defence. Vigilance and training are key to preventing cyber-attacks.

Sustainability

The Group has been developing its sustainability strategy, to address more broadly the opportunities and threats related to climate change, and the need for the UK to transition to a sustainable, lower carbon economy. This is in line with the Group’s commitment to implement the Task Force for Climate-related Financial Disclosures’ recommendations. For risk management, addressing the potential impacts of climate change plays a key role in the Group’s approach to sustainability, and this year the Group has identified climate change as a top emerging risk.

RISK MANAGEMENT – ENHANCING THE CUSTOMER EXPERIENCE

The Group recognises that the primary role of risk management is to protect the Group’s customers, colleagues and the Group, whilst enabling sustainable growth. Risk management is able to fulfil this purpose whilst also supporting the Group’s strategic priorities and delivering better outcomes for customers. Here are some of the ways Risk Division has contributed to the Group’s strategic priorities and enhancing the customer experience this year.

Credit risk	Operational risk

LEADING CUSTOMER EXPERIENCE

The Group is committed to adapting to changing customer expectations. With increasing competition and digital propositions in the market, customers expect great service and a frictionless experience.

This year Risk division increased the use of automated property valuations for the mortgage application process through Halifax, reducing the time it takes for the Group to offer customers a mortgage to buy a property by an average of one week. By speeding up this part of the process and removing an extra step, customers have more time to focus on what matters most during life-changing events such as buying a home.

MAXIMISING THE GROUP’S CAPABILITIES

The Group remains committed to supporting its customers and their businesses across the country.

Within Commercial Banking, teams look specifically at how industry risks impact success, and tailor advice and lending based on the dynamics of a segment or sector. One such example is in the Group’s SME dairy sector which has experienced significant pressures due to falling milk prices. The Group’s relationship managers and risk teams have been working together to understand each client’s farm and its changing needs so the Group can provide the best support possible. This may be through extending working capital or restructuring facilities, in order to drive better outcomes for the businesses the Group serves.

DIGITISING THE GROUP

Deploying new technology to make banking simpler and safer for customers is a key priority for the Group.

The Group has already implemented a number of significant enhancements across various products and services. For example, from a risk perspective the Group has changed how it authenticates suspicious transactions across personal debit and credit cards. Rather than decline the payment and request that the customer contact the Group, the Group sends a text with a unique code which enables the customer to quickly and easily verify that the transaction is genuine. This has helped to protect the Group’s customers and made the experience simpler by communicating in a method convenient to them.

TRANSFORMING WAYS OF WORKING

The Group’s nationwide Fraud analytics and insight team looks after the systems which detect fraud for the Group.

The team has embraced agile working due to the nature of its role: at short notice they might be called upon to respond to a new fraud attack, which can require working long hours or into the night. The team also supports a large number of the Group’s change programmes, often working outside regular hours. To meet the needs of the colleague, the team and the Group, working patterns are agreed on an individual basis.

There has been a strong reduction in fraud losses over the last five years; while some of this is due to investment in systems, the Group places great reliance on having well trained, engaged and motivated teams.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE GROUP’S PRINCIPAL RISKS

The most significant risks which could impact the delivery of the Group’s long-term strategic objectives and the Group’s approach to each risk are detailed below.

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

Principal risks and uncertainties are reviewed and reported regularly. As part of a review of the Group’s risk categories, the secondary risk categories of Change, Data management and Operational resilience have been elevated to primary risk categories, and Strategic risk has been included as a new primary risk category, in the Group’s Risk Management Framework. These changes will be embedded during 2019 and reflected within the Group’s principal risks.

CREDIT

The risk that parties with whom the Group has contracted, fail to meet their financial obligations (both on and off balance sheet).

Example

Observed or anticipated changes in the economic environment could impact profitability due to an increase in delinquency, defaults, write-downs and/or expected credit losses

Key mitigating actions

Credit policy, incorporating prudent lending criteria, aligned with Board-approved risk appetite, to effectively manage risk

Robust risk assessment and credit sanctioning to ensure the Group lends appropriately and responsibly

Extensive and thorough credit processes and controls to ensure effective risk identification, management and oversight

During the year the Group strengthened affordability buffers and improved controls to restrict lending to consumers with higher risk of over-indebtedness

Effective, well-established governance process supported by independent credit risk oversight and assurance

Early identification of signs of stress leading to prompt engagement with the customer

Key risk indicators

£937m	£5,741m
Impairment charge 2017: £795m	Stage 3 assets 1 Jan 2018: £5,140m

Alignment to strategic priorities and future focus

Maximising the Group’s capabilities

The Group seeks to support sustainable growth in its targeted segments. The Group has a conservative and well-balanced credit portfolio, managed through the economic cycle and supported by strong credit portfolio management.

The Group is committed to better addressing its customers’ banking needs through consistent, fair and responsible credit risk decisions, aligned to customers’ circumstances, whilst staying within prudent risk appetite.

Impairments remain below long-term levels and are expected to increase as the level of write-backs and releases reduces and impairments normalise.

REGULATORY AND LEGAL

The risk that the Group is exposed to financial loss, fines, censure, or legal or enforcement action; or to civil or criminal proceedings in the courts (or equivalent) and/or the Group is unable to enforce its rights due to failing to comply with applicable laws (including codes of practice which could have legal implications), regulations, codes of conduct or legal obligations, or a failure to adequately manage actual or threatened litigation, including criminal proceedings.

Example

Failure to deliver key regulatory changes or to comply with ongoing requirements

Key mitigating actions

Implementation of compliance and legal risk management policies and procedures to ensure appropriate controls and processes are in place to comply with legislation, rules and regulation

Embedding Group-wide processes to monitor ongoing compliance with new legislation, rules and regulation

Continued investment in people, processes, training and IT to help meet the Group’s legal and regulatory commitments

Ongoing engagement with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation

Ongoing horizon scanning to identify changes in regulatory and legal requirements

Key risk indicators

£993m

Mandatory, legal and regulatory investment spend 2017: £886m

Alignment to strategic priorities and future focus

Delivering a leading customer experience

The Group is committed to operating sustainably and responsibly, and commits significant resource and expense to ensure it meets its legal and regulatory obligations.

The Group responds as appropriate to impending legislation, regulation and associated consultations and participates in industry bodies. The Group continues to be proactive in responding to significant ongoing and new legislation, regulation and court proceedings.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CONDUCT

The risk of customer detriment due to poor design, distribution and execution of products and services or other activities which could undermine the integrity of the market or distort competition leading to unfair customer outcomes, regulatory censure and financial and reputational loss.

Example

The most significant conduct cost in recent years has been PPI mis-selling

Key mitigating actions

Conduct policies and procedures are in place to ensure appropriate controls and processes that deliver fair customer outcomes

Conduct risk appetite metrics provide a granular view of how the Group’s products and services are performing for customers through the customer lifecycle

Product approval, continuous product review processes and customer outcome testing in place (across products and services)

Learning from past mistakes through root cause analysis

Clear customer accountabilities for colleagues, with rewards driven by customer-centric metrics

Further enhancements and embedding of the Group’s framework to support all customers, including those in vulnerable circumstances

Key risk indicators

92.5%

Conduct risk appetite metric performance-Group 2017: 92.3%

Alignment to strategic priorities and future focus

Delivering a leading customer experience

As the Group transforms its business, minimising conduct risk is critical to achieving the Group’s strategic goals and meeting regulatory standards.

The Group has senior committees that ensure the Group’s focus on embedding a customer-centric culture and delivering fair outcomes across the Group. Further enhancements to the Group’s conduct risk framework continue to support this through robust and effective management of conduct risk. Together these support the Group’s vision of being the best bank for customers, enabling the delivery of a leading customer experience through effective root cause analysis and learning from customer feedback.

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

Example

The dynamic threat posed by cyber risk to the confidentiality and integrity of electronic data or the availability of systems

Key mitigating actions

Investing in enhanced cyber controls to protect against external threats to the confidentiality or integrity of electronic data, or the availability of systems, and to ensure effective third-party assurance

Enhancing the resilience of systems that support critical business processes with independent verification of progress on an annual basis

Significant investment in compliance with General Data Protection Regulation and Basel Committee on Banking Supervision standards

Working with industry bodies and law enforcement agencies to identify and combat fraud and money laundering

Key risk indicators

99.97%

Availability of core systems
2017: 99.98%

Alignment to strategic priorities and future focus

Delivering a leading customer experience

The Group recognises that resilient and secure technology, and appropriate use of data, is critical to delivering a leading customer experience and maintaining trust across the wider industry.

The availability and resilience of IT systems remains a key strategic priority and the Cyber programme continues to focus on enhancing cyber security controls. Internal programmes ensure that data is used correctly, and the control environment is regularly assessed through both internal and third-party testing.

PEOPLE

Key people risks include the risk that the Group fails to maintain organisational skills, capability, resilience and capacity levels in response to organisational, political and external market change and evolving business needs.

Example

Inability to attract or retain colleagues with key skills could impact the achievement of business objectives

Key mitigating actions

Focused action to attract, retain and develop high calibre people. Delivering initiatives to reinforce behaviours which generate the best outcomes for customers and colleagues

Managing organisational capability and capacity to ensure there are the right skills and resources to meet the Group’s customers’ needs

Effective remuneration arrangements to promote appropriate colleague behaviours and meet regulatory expectations

During 2018 the Group enhanced its colleague wellbeing strategies to ensure support is in place to meet colleague needs, and to help achieve the skills and capability growth required to build a workforce for the ‘Bank of the Future’

Key risk indicators

79%

Values and behaviours index1
2017: 80%

Alignment to strategic priorities and future focus

Transforming ways of working

Regulatory requirements relating to personal accountability and remuneration rules could affect the Group’s ability to attract and retain the calibre of colleagues required to meet changing customer needs. The Group recognises the challenges in delivering its strategic priorities and will continue to invest in the development of colleague capabilities and agile working practices. This investment will deliver a leading customer experience and allow the Group to respond quickly to customers’ rapidly changing decision-making in a digital era.

1	Formerly known as Best bank for customers index.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INSURANCE UNDERWRITING

Key insurance underwriting risks within the Insurance business are longevity, persistency and property insurance. Longevity risk is expected to increase as the Group’s presence in the bulk annuity market increases.

Example

Uncertain property insurance claims impact Insurance earnings and capital, e.g. extreme weather conditions, such as flooding, can result in high property damage claims

Key mitigating actions

Strategic decisions made consider the maintenance of the current well-diversified portfolio of insurance risks

Processes for underwriting, claims management, pricing and product design seek to control exposure. Experts in demographic risk (for example longevity) support the propositions

Reinsurance and other risk transfer arrangements are actively reviewed for their efficacy, including monitoring the strength of third-parties with whom the risk is shared

Key risk indicators

£14,384m	£690m
Insurance (Life and Pensions present value of new business premiums) 2017: £9,951m	General Insurance underwritten total gross written premiums 2017: £733m

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

Example

A worsening macroeconomic environment could lead to adverse financial performance, which could deplete capital resources and/or increase capital requirements due to a deterioration in customers’ creditworthiness

Key mitigating actions

A comprehensive capital management framework that includes setting of capital risk appetite and dividend policy

Close monitoring of capital and leverage ratios to ensure the Group meets regulatory requirements and risk appetite

Comprehensive stress testing analyses to evidence capital adequacy

Key risk indicators

13.9%	5.6%
Common equity tier 1 ratio[1,2] 2017: 13.9%	UK leverage ratio[1] 2017: 5.4%

Alignment to strategic priorities and future focus

Maximising the Group’s capabilities

Ensuring the Group holds an appropriate level of capital to maintain financial resilience and market confidence underpins the Group’s strategic objectives of supporting the UK economy, and growth in targeted segments through the cycle.

1	Adjusted.

2	CET1 ratio after ordinary dividends and share buyback.

FUNDING AND LIQUIDITY

Funding risk is the risk that the Group does not have sufficiently stable and diverse sources of funding. Liquidity risk is the risk that the Group has insufficient financial resources to meet its commitments as they fall due.

Example

A deterioration in either the Group’s or the UK’s credit rating, or a sudden and significant withdrawal of customer deposits, would adversely impact the Group’s funding and liquidity position

Key mitigating actions

Holding liquid assets to cover potential cash and collateral outflows and to meet regulatory requirements. In addition, maintaining a further pool of assets that can be used to access central bank liquidity facilities

Undertaking daily monitoring against a number of market and Group-specific early warning indicators

Maintaining a contingency funding plan detailing actions and strategies available in stressed conditions

Key risk indicators

£129bn	107%
LCR eligible assets 2017: £121bn	Loan to deposit ratio 1 Jan 2018: 107%

Alignment to strategic priorities and future focus

Maximising the Group’s capabilities

The Group maintains a strong funding position in line with its low risk strategy, and the loan to deposit ratio remains within the Group’s target range. The Group’s funding position allows the Group to grow targeted business segments, and better address its customers’ needs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GOVERNANCE

Against a background of increased regulatory focus on governance and risk management, the most significant challenges arise from ensuring that the Group continues to demonstrate compliance with the requirements to ring-fence core UK financial services and activities, the potential impact of EU exit and further requirements under the Senior Manager & Certification Regime (SM&CR).

Examples

Inadequate or complex governance arrangements to address ring-fencing requirements and the potential impact of EU exit could result in a weaker control environment, delays in decision-making and lack of clear accountability

Non-compliance with, or breaches of SM&CR requirements could result in lack of clear accountability, and legal and regulatory consequences

Key mitigating actions

To meet ring-fencing requirements, core UK financial services and activities have been ring-fenced from other activities of the Group and an appropriate control environment and governance structures are in place to ensure compliance

A dedicated change programme is in place and addressing the additional SM&CR requirements which will come into force during 2019

A dedicated programme is in place to assess and address the potential impacts of EU exit on the Group’s operations in Europe. The Group is in close and regular contact with regulators to develop and deploy its planned operating and legal structure to mitigate the potential impacts of EU exit

Evolving risk and governance arrangements to ensure they continue to be appropriate to comply with regulatory objectives

Key risk indicators

N/A

Alignment to strategic priorities and future focus

Delivering a leading customer experience

Ring-fencing ensures that the Group is safer and continues to deliver a leading customer experience by providing further protection to core retail and SME deposits, increasing transparency of the Group’s operations and facilitating the options available in resolution.

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

Examples

Earnings are impacted by the Group’s ability to forecast and model customer behaviour accurately and establish appropriate hedging strategies

The Insurance business is exposed indirectly to equity risk through the value of future management charges on policyholder funds. Credit spread risk within the Insurance business primarily arises from bonds and loans used to back annuities

Narrowing credit spreads will increase the cost of pension scheme benefits

Key mitigating actions

Structural hedge programmes implemented to manage liability margins and margin compression

Equity and credit spread risks are closely monitored and, where appropriate, asset and liability matching is undertaken

The Group’s defined benefit pension schemes continue to monitor their credit allocation as well as the hedges in place against nominal rate and inflation movements

Key risk indicators

£1,146m

IAS 19 Pension surplus
2017: £509m

Alignment to strategic priorities and future focus

Maximising the Group’s capabilities

The Group actively manages its exposure to movements in market rates, to drive lower volatility earnings and offer a comprehensive customer proposition with hedging strategies to support strategic aims. Mitigating actions are implemented to reduce the impact of market movements, resulting in a more stable capital position. Effective interest rate and inflation hedging has kept volatility in the Group’s defined benefit pension schemes low. This combined with improved market conditions has helped keep the schemes in IAS 19 surplus in 2018. This allows the Group to more efficiently utilise available capital resources to better enable the Group to maximise its capabilities.

MODEL

The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of models and rating systems.

Example

The consequences of inadequate models could include: inappropriate levels of capital or impairments; inappropriate credit or pricing decisions; and adverse impacts on funding or liquidity, or the Group’s earnings and profits

Key mitigating actions

A comprehensive model risk management framework

Defined roles and responsibilities, with clear ownership and accountability

Principles regarding the requirements of data integrity, development, validation, implementation and ongoing maintenance

Regular model monitoring

Independent review of models

Periodic validation and re-approval of models

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

The Group’s mission is to protect its customers, colleagues and the Group, whilst enabling sustainable growth in targeted segments. This is achieved through informed risk decision-making and superior risk and capital management, supported by a consistent risk-focused culture.

The risk overview (pages 35 to 40) provides a summary of risk management within the Group. It highlights the important role of risk as a strategic differentiator, key areas of focus for risk during 2018, and the role of risk management in enhancing the customer experience, along with an overview of the Group’s Risk Management Framework, and the principal risks faced by the Group and key mitigating actions.

This full risk management section provides a more in-depth picture of how risk is managed within the Group, detailing the Group’s emerging risks, approach to stress testing, risk governance, committee structure, appetite for risk (pages 41 to 50) and a full analysis of the primary risk categories (pages 50 to 103) – the framework by which risks are identified, managed, mitigated and monitored.

Each risk category is described and managed using the following standard headings: definition, exposures, measurement, mitigation and monitoring.

THE GROUP’S APPROACH TO RISK

The Group operates a prudent approach to risk with rigorous management controls to support sustainable business growth and minimise losses. Through a strong and independent risk function (Risk division), a robust control framework is maintained to identify and escalate current and emerging risks, support sustainable growth within Group risk appetite, and to drive and inform good risk reward decision-making.

To meet ring-fencing requirements from 1 January 2019, core UK retail financial services and ancillary retail activities have been ring-fenced from other activities of the Group. The Group Risk Management Framework and Group Risk Appetite apply across the Group and are supplemented by risk management frameworks and risk appetites for the sub-groups to meet sub-group specific needs. In each case these are aligned to the Group position. The Group’s Corporate Governance Framework applies across Lloyds Banking Group plc, Lloyds Bank plc, Bank of Scotland plc and HBOS plc. It is tailored where needed to meet the entity specific needs of Lloyds Bank plc and Bank of Scotland plc, and supplementary Corporate Governance Frameworks are in place to address sub-group specific requirements of the other sub-groups (LBCM, Insurance and LBG Equity Investments). See revised Group governance arrangements and Group restructure to comply with ring-fencing on page 135.

RISK CULTURE

Based on the Group’s conservative business model, prudent approach to risk management, and guided by the Board, the senior management articulates the core risk values to which the Group aspires, and sets the tone at the top, with a strong focus on building and sustaining long-term relationships with customers through the economic cycle. The Group’s code of responsibility reinforces colleague accountability for the risks they take and their responsibility to prioritise their customers’ needs.

RISK APPETITE

The Group’s risk appetite is defined as ‘the amount and type of risk that the Group is prepared to seek, accept or tolerate’ in delivering the Group’s strategy.

Group strategy and risk appetite are developed in tandem. Business planning aims to optimise value within risk appetite parameters and deliver on the Group’s promise to Help Britain Prosper.

The Group’s risk appetite statement details the risk parameters within which the Group operates. The statement forms part of the Group’s control framework and is embedded into its policies, authorities and limits, to guide decision-making and risk management. The Board is responsible for approving the Group’s risk appetite statement at least annually. Group Board-level metrics are cascaded into more detailed business appetite metrics and limits.

Group risk appetite includes the following areas:

Credit – the Group has a conservative and well-balanced credit portfolio through the economic cycle, generating an appropriate return on equity, in line with the Group’s target return on equity in aggregate.

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

Market – the Group has robust controls in place to manage its inherent market risk and does not engage in any proprietary trading, reflecting the customer focused nature of the Group’s activities.

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

Governance is maintained through delegation of authority from the Board down to individuals through the management hierarchy. Senior executives are supported by a committee based structure which is designed to ensure open challenge and support effective decision-making.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

FINANCIAL REPORTING RISK MANAGEMENT SYSTEMS AND INTERNAL CONTROLS

The Group maintains risk management systems and internal controls relating to the financial reporting process which are designed to:

–	ensure that accounting policies are appropriately and consistently applied, transactions are recorded accurately, and undertaken in accordance with delegated authorities, that assets are safeguarded and liabilities are properly stated;

–	enable the calculation, preparation and reporting of financial, prudential regulatory and tax outcomes in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements;

–	enable annual certifications relating to maintenance of appropriate tax accounting by the Senior Accounting Officer in accordance with the 2009 Finance Act;

–	ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements (for example UK Finance Code for Financial Reporting Disclosure; US Sarbanes Oxley Act) and, as far as possible, consistent with best practice;

–	ensure ongoing monitoring to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting; and

–	ensure an accurate view of the Group’s performance to allow the Board and senior management to appropriately manage the affairs and strategy of the business as a whole and each of its sub-groups.

The Group has a Disclosure Committee which assists the Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements. In addition, the Audit Committee reviews the quality and acceptability of the Group’s financial disclosures. For further information on the Audit Committee’s responsibilities relating to financial reporting see pages 147 to 150.

RISK DECISION-MAKING AND REPORTING

Risk analysis and reporting enables better understanding of risks and returns, supporting the identification of opportunities as well as better management of risks.

An aggregate view of the Group’s overall risk profile, key risks and management actions, and performance against risk appetite is reported to and discussed monthly at the Group Risk Committee with regular reporting to the Board Risk Committee and the Board.

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

Table 1.1: Exposure to risk arising from the business activities of the Group

The table below provides a high level guide to how the Group’s business activities are reflected through its risk-weighted assets. Details of the business activities for each division are provided in the Divisional Results on pages 24 to 31.

		Commercial	Insurance and	Central
	Retail	Banking	Wealth[1]	items[2]	Group
	£bn	£bn	£bn	£bn	£bn
Risk-weighted assets (RWAs)
– Credit risk	74.5	74.7	0.6	11.7	161.5
– Counterparty credit risk[3]	–	4.7	–	2.5	7.2
– Market risk	–	2.0	–	0.1	2.1
– Operational risk	19.8	4.6	0.6	0.5	25.5
Total (excluding threshold)	94.3	86.0	1.2	14.8	196.3
– Threshold[4]	–	–	–	10.1	10.1
Total	94.3	86.0	1.2	24.9	206.4

1	As a separate regulated business, Insurance (excluding Wealth) maintains its own regulatory solvency requirements, including appropriate management buffers, and reports directly to the Insurance Board. Insurance does not hold any RWAs, as its assets are removed from the Banking Group’s regulatory capital calculations. However, in accordance with Capital Requirements Directive and Regulation (CRD IV) rules, part of the Group’s investment in Insurance is included in the calculation of threshold RWAs, while the remainder is taken as a capital deduction.

2	Central Items include assets held outside the main operating divisions, including assets relating to Group Corporate Treasury which holds the Group’s liquidity portfolio, and other supporting functions.

3	Exposures relating to the default fund of a central counterparty and credit valuation adjustment risk are included in counterparty credit risk.

4	Threshold RWAs reflect the proportion of significant investments and deferred tax assets that are permitted to be risk-weighted instead of deducted from common equity tier 1 (CET1) capital. Significant investments primarily arise from the investment in the Group’s Insurance business.

PRINCIPAL RISKS

The Group’s principal risks are shown in the risk overview (pages 37 to 40). The Group’s emerging risks are shown overleaf. Full analysis of the Group’s risk categories is on pages 50 to 103.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

EMERGING RISKS

The Group considers the following to be risks that have the potential to increase in significance and affect the performance of the Group. These risks are considered alongside the Group’s operating plan.

Risk	Key mitigating actions

Regulatory and legal: The financial sector continues to witness an increased pace, volume and complexity of oversight and regulation from various bodies including government and regulators.

Increasing regulatory rules and laws from both the UK and overseas may affect the Group’s operation, placing pressure on expert resource and investment priorities.

There continues to be uncertainty as to the impact of EU exit or the impact of a no deal outcome on the regulatory and legal landscape. One impact of EU exit will be that the UK loses its ability to make use of the EU Passport for provision of banking services into the EU.

–  The Group works closely with regulatory authorities and industry bodies to ensure that the Group can identify and respond to the evolving regulatory and legal landscape.

–  The Group actively implements programmes to deliver legal, regulatory and mandatory change requirements.

–  The Group has implemented a programme to assess the legal impacts and risks of an EU exit (including a no deal outcome) and to identify appropriate mitigants, such as establishing EU entities to ensure continuity of certain business activities.

Cyber: Increases in the volume and sophistication of cyber-attacks alongside the growth in connected devices continues to heighten the potential for cyber-enabled crime.

Increases in geopolitical tensions increase the indirect threat of a sophisticated attack on the Group. The capability of organised crime groups is growing rapidly, which along with the commoditisation of cyber- crime increases the likelihood that the Group or one of its suppliers will be the direct target of a sophisticated attack. This increases the risk of the Group’s exposure through the supply chain.

–  Continued investment and priority focus on the Group’s Cyber Programme to ensure confidentiality and integrity of data and availability of systems. Key areas of focus relate to access controls, network security, disruptive technology, and denial of service capability.

–  Embedding of Group Cyber control framework aligned to industry recognised cyber security framework (NIST: National Institute of Standards and Technology).

–  Three year cyber strategy to deliver an industry-leading approach across the Group and to embed innovation in the Group’s approach to cyber.

–  Increased business and colleague engagement through education and awareness, phishing testing and security culture initiatives. Cyber risk is governed through all key risk committees and there are quarterly reviews of all cyber risks.

Political uncertainties including EU exit: The continued lack of clarity over the UK’s eventual relationship with the EU allied to ongoing challenges in the Eurozone, including protests in France and changes in government in Italy, raise additional uncertainty for the UK economic outlook. Growing public concern over perceived income inequality has also led to a rise in political populism. There also remains the possibility of a further referendum on Scottish independence.

There is a risk of a no deal EU exit outcome or a delay to EU exit, which could result in continuing business uncertainty across the whole UK banking sector.

–  Internal contingency plans recalibrated and regularly reviewed for potential strategic, operational and reputational impacts.

–  Engagement with politicians, officials, media, trade and other bodies to reassure the Group’s commitment to Helping Britain Prosper.

Specifically for the potential impacts of EU exit:

–  Executive forum considering and tracking developments and activity.

–  Committed investments to establish new Group entities in the EU to ensure continuity of certain business activities, and contingency planning in relation to wider areas of impact.

–  Group Corporate Treasury tracking market conditions closely and actively managing the Group’s balance sheet.

–  Credit applications and sector reviews include assessment of EU exit risk. Initiatives to help clients effectively identify and manage associated risks.

–  Review of the Group’s top EU suppliers to identify any impact on service provision and drive appropriate mitigating action.

–  No deal EU exit outcome analysed to identify impacts and assess robustness of the Group’s contingency plans.

Competition: Adoption of technological trends is accelerating with customer preferences increasingly shaped by tech giants and other challengers who are able to exploit their own infrastructure and are impacted by different market dynamics. Regulation is focusing on lowering barriers for new entrants, which could have an adverse impact on the Group’s market position.

Operational complexity has the potential to restrict the Group’s speed of response to market trends. Inability to leverage data and innovate could lead to loss of market share as challengers capitalise on Open Banking. Timely delivery of GSR3 objectives remains key to addressing the competitive challenges facing the Group.

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

–  The Group is responsive to changing customer behaviour/business models and adjusts its risk management approach as appropriate

–  GSR3 is designed to support the Group to strengthen its competitive position.

Data: Advancements in new technologies and new services, an increasing external threat landscape, and changing regulatory requirements increase the need for the Group to effectively govern, manage, and protect its data (or the data shared with third-party suppliers). Failure to manage data risk will impact the accuracy, access to and availability of data, ultimately leading to poor customer outcomes, loss of value to the bank and reputational damage.

–  The Group’s strategy is to introduce advanced data management practices, based on Group-wide standards, data-first culture and modern enterprise data platforms, supported by a simplified modern IT architecture.

–  The Group has implemented Open Banking and actively monitors implications for its customers, including protection from fraud.

–  We are making a significant investment to improve data privacy, including the security of data and oversight of third-parties.

Macroeconomic headwinds: The UK economic outlook is uncertain. Business investment is lower than historical averages with early signs of pressure in Retail and high street sectors. High levels of credit market liquidity have reduced spreads and weakened terms in some sectors, creating a potential under-pricing of risk and heightened risk of a market correction. These factors could lead to downward pressure on credit quality.	– Wide array of risks considered in setting strategic plans. – Capital and liquidity are reviewed regularly through committees, ensuring compliance with risk appetite and regulatory requirements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk	Key mitigating actions

Uncertainty remains over UK monetary policy, and tightening US monetary policy is pressuring some emerging markets with potential spill over effects on growth and asset prices in other markets.

Policy tightening in the US and China has weakened global growth prospects; this is likely to bring a pause to US policy normalisation and Chinese deleveraging of its high debt levels, in turn weakening crisis management tools.

–  The Group has a robust through the cycle credit risk appetite, including appropriate product, sector and single name concentration parameters, robust sector appetite statements and policies, as well as affordability and indebtedness controls at origination. In addition to ongoing focused monitoring, the Group conducts portfolio deep dives and quarterly larger exposure reviews. The Group has enhanced its use of early warning indicators including sector specific indicators.

–  The Group is well positioned against an uncertain economic outlook and is able to withstand potential market volatility and/or downturn due to its selective and pre-emptive credit tightening, robust affordability controls and close monitoring of internal and external trends.

Geopolitical shocks: Current uncertainties could further impede the global economic recovery. Global events, as well as terrorist activity including cyber-attacks, have the potential to trigger changes in the economic outlook, market risk pricing and funding conditions.

–  Risk appetite criteria limits single counterparty bank and non-bank exposures complemented by a UK-focused strategy.

–  The Chief Security Office develops and maintains an Emerald Response Process to respond to external crisis events. This is a rapid reaction group, incorporating Financial Stability Response where appropriate.

–  The Chief Security Office also maintains the operational resilience framework to embed resilience activities across the Group and limit the impact of internal or external events.

–  Hedging of market risk considers, inter alia, potential shocks as a result of geopolitical events.

Financial services transformation impact on customers: The risk that transformation of the financial services industry and the Group does not adequately consider vulnerable customers. As technology and innovation move at increasing pace, the more vulnerable could be at a disadvantage.

The increase in execution only propositions due to digitisation may lead to increased conduct risk where customers (including vulnerable customers) choose unsuitable products. The Group’s approach to customer segmentation will need to ensure conduct and reputational risks are well managed.

Further, there is an emerging risk of unintended consequences within decision-making undertaken by machine learning which could occur on a large scale in a short period of time, creating new operational risks that affect financial and non-financial outcomes, for example credit portfolio anomalies or conduct impacts. This is relevant for the Group at present as the delivery of GSR3 utilises new technologies.

–  Group vulnerability strategy and associated actions being developed throughout the transformation programme.

–  Digital principles are being agreed across the Group, primarily aimed at preventing material conduct residual risk and giving customers an optimal, informative and fair buying journey to mitigate the increased risks.

–  Technology risks, including those related to machine learning, are escalated and discussed through governance to ensure ongoing monitoring of any emerging unintended consequences.

–  Emerging customer risks, including those pertaining to vulnerable customers, are managed through customer segmentation strategy governance throughout the change lifecycle.

Climate change: The key risks associated with climate change are physical risks arising from climate and weather-related events, and transition risks, which are the financial risks resulting from the process of adjustment towards a lower carbon economy. Both of these risks may cause the impairment of asset values and impact the creditworthiness of the Group’s clients, which could result in currently profitable business deteriorating over the term of agreed facilities. Conversely propositions currently outside of appetite may constitute an acceptable opportunity in the future.

There is increased focus on these risks by key stakeholders including businesses, clients and investors, and the regulatory landscape is evolving to reflect these risks.

There is also a risk that campaign groups or other bodies could seek to take legal action (including indirect action) against the Group and/or the financial services industry for investing in or lending to organisations that they deem to be responsible for, or contributing to, climate change.

–  The Group has embedded Sustainability in its Helping Britain Prosper Plan and Group Property Objectives.

–  The Group is taking a strategic approach to align with the UK Government’s Clean Growth Strategy and have committed to adopting the approach set out by the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD).

–  The Group is identifying new opportunities to support customers and clients and to finance the UK’s transition to a lower carbon economy.

–  The Group will embed sustainability into the way it does business and manage its own operations in a more sustainable way, identifying and managing material sustainability-related risks across the Group, and disclosing these in line with the TCFD recommendations.

–  The Group will ensure that appropriate training is provided to Relationship managers and Risk colleagues to enable them to have effective sustainability conversations with their clients.

Transition from IBORs to Alternative Risk Free Reference Rates: Widely used benchmark rates, such as the London Interbank Offered Rate (‘LIBOR’), have been subject to increasing regulatory scrutiny, with regulators signalling the need to use alternative benchmark rates. As a result, existing benchmark rates may be discontinued or the basis on which they are calculated may change.

There is uncertainty across the whole UK Banking sector as to the impact such discontinuation or changes may have and they may adversely affect a broad array of financial products, including any LIBOR-based securities, loans and derivatives.

Any discontinuation or changes could have important implications for both the Group and its customers, for example: necessitating amendments to existing documents and contracts; changes to systems and infrastructures; and the possibility of disputes.

–  The Group is working closely with the Bank of England initiated Working Group on Sterling Risk-Free Reference Rates on the transition away from LIBOR in the UK.

–  Maintain close engagement with the FCA on potential impacts.

–  Working closely with industry bodies to understand and manage the impact of benchmark transition in other geographies.

–  Transition project established and the appointment of an IBOR Transition Director as accountable executive.

–  Working with the Group’s customers to ensure they understand the risks or outcomes they might face from transition.

–  Establish a clear client communication strategy for all new IBOR linked products. Consider appropriate client communications for legacy contracts as the market end-state position evolves.

–  Implement an internal communication strategy and ensure that all relevant staff are aware and have the tools and training required.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAPITAL STRESS TESTING

Overview

Stress testing is recognised as a key risk management tool by the Boards, senior management, the businesses and the Risk and Finance functions of all parts of the Group and its legal entities. It is fully embedded in the planning process of the Group and its legal entities as a key activity in medium-term planning, and senior management is actively involved in stress testing activities via a strict governance process.

Scenario stress testing is used for: Risk Identification:

–	Understand key vulnerabilities of the Group and its key legal entities under adverse economic conditions.

Risk Appetite:

–	Assess the results of the stress test against the risk appetite of all parts of the Group to ensure the Group and its legal entities are managed within their risk parameters.

–	Inform the setting of risk appetite by assessing the underlying risks under stress conditions.

Strategic and Capital Planning:

–	Allow senior management and the Boards of the Group and its applicable legal entities to adjust strategies if the plan does not meet risk appetite in a stressed scenario.

–	Support the Internal Capital Adequacy Assessment Process (ICAAP) by demonstrating capital adequacy, and meet the requirements of regulatory stress tests that are used to inform the setting of the Prudential Regulation Authority (PRA) and management buffers (see capital risk on pages 79 to 88) of the Group and its separately regulated legal entities.

Risk Mitigation:

–	Drive the development of potential actions and contingency plans to mitigate the impact of adverse scenarios. Stress testing also links directly to the recovery planning process of the Group and its legal entities.

Regulatory stress tests

In 2018 the Group participated in both the concurrent UK stress test run by the Bank of England (BoE) and in the European Banking Authority’s (EBA) bi-annual EU-wide stress test. The EBA stress test did not contain a pass/fail threshold and as announced in November, the Group demonstrated its ability to meet applicable capital requirements under stress conditions. In the case of the BoE stress test, despite the severity of the scenario, the Group exceeded the capital and leverage hurdles after the application of management actions and as a consequence was not required to take any capital actions.

Internal stress tests

On at least an annual basis, the Group conducts macroeconomic stress tests of the operating plan, which are supplemented with higher level refreshes if necessary. The exercise aims to highlight the key vulnerabilities of the Group’s and its legal entities’ business plans to adverse changes in the economic environment, and to ensure that there are adequate financial resources in the event of a downturn.

Reverse stress testing

Reverse stress testing is used to explore the vulnerabilities of the Group’s and its key legal entities’ strategies and plans to extreme adverse events that would cause the businesses to fail, in order to facilitate contingency planning. The scenarios used are those that would cause the businesses to be unable to carry on their activities. Where reverse stress testing reveals plausible scenarios with an unacceptably high risk when considered against the Group’s or its entities’ risk appetite, they will adopt measures to prevent or mitigate that risk, which are then reflected in strategic plans.

Other stress testing activity

The Group’s stress testing programme also involves undertaking assessments of liquidity scenarios, market risk sensitivities and scenarios, and business specific scenarios (see the primary risk categories on pages 50 to 103 for further information on risk-specific stress testing). If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide ranging programme provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Governance

Clear accountabilities and responsibilities for stress testing are assigned to senior management and the Risk and Finance functions throughout the Group and its key legal entities. This is formalised through the Group Business Planning and Stress Testing Policy and Procedure, which are reviewed at least annually.

The Group Financial Risk Committee (GFRC), chaired by the Chief Risk Officer and attended by the Chief Financial Officer and other senior Risk and Finance colleagues, is the committee that has primary responsibility for overseeing the development and execution of the Group’s stress tests. Lloyds Bank Corporate Markets (LBCM) Risk Committee performs a similar function within the scope of LBCM.

The review and challenge of the Group’s detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs conclude with the divisional Finance Directors’, appropriate Risk Directors’ and Managing Directors’ sign-off. The outputs are then presented to GFRC and Board Risk Committee for review and challenge, before being approved by the Board. There is a similar process within LBCM for the governance of the LBCM-specific results.

HOW RISK IS MANAGED IN LLOYDS BANKING GROUP

The Group’s Risk Management Framework (RMF) (see risk overview, page 35) is structured around the following components which meet and align with the industry-accepted internal control framework standards.

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

Risk appetite

Risk appetite is defined within the Group as ‘the amount and type of risk that the Group is prepared to seek, accept or tolerate’ in delivering its Group Strategy (see the Group’s approach to risk page 41).

Governance frameworks

The policy framework is founded on Board-approved key principles for the overall management of risk in the organisation. These are aligned with Group strategy and risk appetite and based on a current and comprehensive risk profile that identifies all material risks to the organisation. The principles are underpinned by a hierarchy of policies which define mandatory requirements for risk management and control. These are consistently implemented across the Group.

Robust processes and controls to identify and report policy breaches are in place. These include clear materiality criteria and escalation procedures which ensure an appropriate level of visibility and prioritisation of remedial actions.

The risk committee governance framework is outlined on page 48.

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

Risk division (second line) is a centralised function, headed by the Chief Risk Officer, providing oversight and independent constructive challenge to the effectiveness of risk decisions taken by business management, providing proactive advice and guidance, reviewing, challenging and reporting on the risk profile of the Group and ensuring that mitigating actions are appropriate.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

It also has a key role in promoting the implementation of a strategic approach to risk management reflecting the risk appetite and RMF agreed by the Board that encompasses:

–	oversighting embedding of effective risk management processes;

–	transparent, focused risk monitoring and reporting;

–	provision of expert and high quality advice and guidance to the Board, executives and management on strategic issues and horizon scanning, including pending regulatory changes; and

–	a constructive dialogue with the first line through provision of advice, development of common methodologies, understanding, education, training, and development of new risk management tools.

The Chief Risk Officer is accountable for developing and leading an industry-wide recognised Risk function that adds value to the Group by:

–	providing a regular comprehensive view of the Group’s risk profile for both current and emerging key risks, and associated management actions;

–	proposing Group risk appetite to the Board for approval (with input from the business areas and Risk division), and overseeing performance of the Group against risk appetite;

–	developing an effective RMF which meets regulatory requirements for approval by the Board, and overseeing its execution and compliance; and

–	challenging management on emerging risks and providing expert risk and control advice to help management maintain an effective risk and control framework.

The Risk Directors reporting to the Chief Risk Officer:

–	provide independent advice, oversight and challenge to the business;

–	design, develop and maintain policies, specific functional risk type frameworks and guidance to ensure alignment with business imperatives and regulatory requirements;

–	establish and maintain appropriate governance structures, culture, oversight and monitoring arrangements which ensure robust and efficient compliance with relevant risk type risk appetites and policies;

–	lead regulatory liaison on behalf of the Group including horizon scanning and regulatory development for their risk type; and

–	recommend risk appetite and provide oversight of the associated risk profile across the Group.

The primary role of Group Internal Audit (third line) is to help the Board and executive management protect the assets, reputation and sustainability of the Group. Group Internal Audit is led by the Group Chief Internal Auditor. Group Internal Audit provides independent assurance to the Audit Committee and the Board through performing reviews and engaging with committees/executive management, providing opinion and challenge on risk and the state of the control environment. Group Internal Audit is a single independent internal audit function, reporting to the Board Audit Committee of the Group and the Board Audit Committee of the key subsidiaries.

Risk and control cycle from identification to reporting

To allow senior management to make informed risk decisions, the business follows a continuous risk management approach which includes producing appropriate, accurate and focused risk reporting. The risk and control cycle sets out how this should be approached, with the appropriate controls and processes in place. This cycle, from identification to reporting, ensures consistency and is intended to manage and mitigate the risks impacting the Group.

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

Risk culture

Supporting the formal frameworks of the RMF is the underlying culture, or shared behaviours and values, which sets out in clear terms what constitutes good behaviour and good practice. In order to effectively manage risk across the organisation, the functions encompassed within the three lines of defence have a clear understanding of risk appetite, business strategy and an understanding of (and commitment to) the role they play in delivering it. A number of levers are used to reinforce the risk culture, including tone from the top, clear accountabilities, effective communication and challenge and an appropriately aligned performance incentive.

Risk resources and capabilities

Appropriate mechanisms are in place to avoid over-reliance on key personnel or system/technical expertise within the Group. Adequate resources are in place to serve customers both under normal working conditions and in times of stress, and monitoring procedures are in place to ensure that the level of available resource can be increased if required. Colleagues undertake appropriate training to ensure they have the skills and knowledge necessary to enable them to deliver fair outcomes for customers.

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

Company Secretariat supports senior and Board-level committees, and supports the Chairs in agenda planning. This gives a further line of escalation outside the three lines of defence.

Table 1.2: Risk governance structure

Third line of defence – assurance Group Internal Audit Second Reporting Aggregation, escalation Independent challenge Independent challenge Reporting Audit Committee Board Board Risk Committee Group Chief Executive Group Chief Executive Committees Primary escalation Business area principal Enterprise Risk Committees First line of defence – risk management Independent challenge of both first and second lines of defence Reporting Aggregation, escalation Independent challenge Independent challenge Reporting Risk Division Committees and Governance Second line of defence – risk oversight

Group Chief Executive Committees

Group Executive Committee (GEC)

Group Risk Committee (GRC)

Group Asset and Liability Committee (GALCO)

Group Customer First Committee

Group Cost Management Committee

Conduct Review Committee

Group People Committee

Sustainability Committee

Senior Independent Performance

Adjustment and Conduct Committee

Group Strategic Review 3 Committee

Business area principal Enterprise Risk Committees

Commercial Banking Risk Committee

Retail Risk Committee

Insurance and Wealth Risk Committee

Community Banking Risk Committee

Group Transformation Risk Committees

Finance Risk Committee

People and Productivity Risk Committee

Group Corporate Affairs Risk Committee

Risk Division Committees and Governance

Credit risk

–	Executive Credit Approval Committees
–	Commercial Banking Credit Risk Committees
–	Retail Credit Risk Committees

Market risk

–	Group Market Risk Committee

Conduct, compliance and operational risk

–	Group Conduct, Compliance and Operational Risk Committee

Fraud and financial crime risk

–	Group Fraud and Financial Crime Prevention Committee

 Financial risk

–	Group Financial Risk Committee

Capital risk

–	Group Capital Risk Committee

Model risk

–	Group Model Governance Committee

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

Assisted by the Board Risk and Audit Committees, the Board approves the Group’s overall governance, risk and control frameworks and risk appetite. Refer to the Corporate Governance section on pages 133 to 155, for further information on Board committees.

The Group’s Corporate Governance Framework applies across Lloyds Banking Group plc, Lloyds Bank plc, Bank of Scotland plc and HBOS plc. It is tailored where needed to meet the entity specific needs of Lloyds Bank plc and Bank of Scotland plc, and supplementary Corporate Governance Frameworks are in place to address sub-group specific requirements of the other sub-groups (LBCM, Insurance and LBG Equity Investments).

The divisional and functional risk committees review and recommend divisional and functional risk appetite and monitor local risk profile and adherence to appetite.

Table 1.3: Executive and Risk Committees

In relation to the operation of Lloyds Banking Group plc, the Group Chief Executive is supported by the following:

Committees	Risk focus
Group Executive Committee (GEC)	Assists the Group Chief Executive in exercising his authority in relation to material matters having strategic, cross-business area or Group-wide implications.
Group Risk Committee (GRC)	Responsible for the development, implementation and effectiveness of the Group’s Risk Management Framework, the clear articulation of the Group’s risk appetite and monitoring and reviewing of the Group’s aggregate risk exposures and concentrations of risk.
Group Asset and Liability Committee (GALCO)	Responsible for the strategic direction of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. The committee reviews and determines the appropriate allocation of capital, funding and liquidity and market risk resources and makes appropriate trade-offs between risk and reward.
Group Customer First Committee	Provides a Group-wide perspective on the progress of implementation of initiatives to enhance the delivery of customer outcomes and customer trust, and sets and promotes the appropriate tone from the top to fulfil the Group’s vision.
Group Cost Management Committee	Leads and shapes the Group’s approach to cost management, ensuring appropriate governance and process over Group-wide cost management activities and effective control of the Group’s cost base.
Conduct Review Committee	Provides senior management oversight, challenge and accountability in connection with the Group’s engagement with conduct review matters as agreed with the Group Chief Executive.
Group People Committee	Oversees the Group’s colleague policy, remuneration policy and Group-wide remuneration matters, oversees compliance with Senior Manager and Certification Regime (SM&CR) and other regulatory requirements, monitors colleague engagement surveys and ensures that colleague-related issues are managed fairly, effectively and compliantly.
Sustainability Committee	Recommends and implements the strategy and plans for delivering the Group’s aspiration to be viewed as a trusted responsible business as part of the objective of Helping Britain Prosper.
Senior Independent Performance Adjustment and Conduct Committee	Responsible for providing recommendations regarding performance adjustment, including the individual risk-adjustment process and risk-adjusted performance assessment, and making final decisions on behalf of the Group on the appropriate course of action relating to conduct breaches, under the formal scope of the SM&CR.
Group Strategic Review 3 Committee	Responsible for monitoring the progress of transformation across the Group, acting as a clearing house to resolve issues and facilitate resolution of issues where necessary and to drive the execution of the Group’s transformation agenda as agreed by the Group Chief Executive.
The Group Risk Committee is supported through escalation and ongoing reporting by business area risk committees, cross-divisional committees addressing specific matters of Group-wide significance and the following second line of defence Risk committees which ensure effective oversight of risk management:
Credit Risk Committees	Review material credit risk, both current and emerging, and adherence to agreed risk appetite; approve or note the delegated approval of divisional and business level credit risk policy and credit risk appetite; identify portfolio trends and risk appetite breaches and escalate to Group Risk Committee as appropriate; sanction new credit initiatives for automated and manual decisioning and collection and recoveries; oversight new business and portfolio credit risk performance, risks, opportunities, and concentrations; and oversight performance of collections and recoveries.
Group Market Risk Committee	Reviews and recommends market risk appetites. Monitors and oversights market risk exposures across the Group and adherence to Board Risk Appetite. Approves the framework and designation of books between the Trading Book and the Banking Book for regulatory purposes.
Group Conduct, Compliance and Operational Risk Committee	Acts as a Risk community forum to independently challenge and oversee the Group-wide risk and control environment, focusing on read-across of material events, key areas of regulatory focus and emerging horizon risks. Uses lessons learned and undertakes read-across from the three lines of defence to ensure that the Group-wide risk profile adapts to emerging risks, trends and themes, and the control environment is sustainable to deliver the Bank of the Future.
49

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Committees	Risk focus
Group Fraud and Financial Crime Prevention Committee	Ensures development and application of fraud and financial crime risk management complies with the Group’s strategic aims, Group Corporate Responsibility, Group Risk Appetite and Group Fraud and Financial Crime Policies. Provides direction and appropriate focus on priorities to enhance the Group’s fraud and financial crime risk management capabilities in line with business and customer objectives whilst aligning to the Group’s target operating model.
Group Financial Risk Committee	Responsible for oversighting, reviewing, challenging and recommending to senior executives and Board committees internal and Regulatory stress tests, Internal Capital Adequacy Assessment Process, Pillar 3 Disclosures, Recovery and Resolution Plans, and other analysis as required.
Group Capital Risk Committee	Responsible for providing oversight of all relevant capital matters within the Group including the Group’s latest capital position and plans, risk appetite proposals, Pillar 2 developments, and the impact from regulatory reforms and accounting developments specific to capital.
Group Model Governance Committee	Responsible for setting the model governance framework, the associated policy and related principles and procedures; reviewing and approving models, model changes, model extensions and capital post model adjustments; recommending approval to Group Risk Committee (GRC) of those models which require GRC approval; monitoring summary of model performance, approving any appropriate corrective actions; and monitoring performance against risk appetite and escalating as required.
Ring-Fenced Bank Perimeter Oversight Committee	The Committee escalates perimeter control breaches to the Ring-Fenced Banks’ Board Risk Committee and Boards.

FULL ANALYSIS OF RISK CATEGORIES

The Group’s risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided on pages 51 to 103.

Risk categories recognised by the Group are periodically reviewed to ensure that they reflect the Group risk profile in light of internal and external factors, such as the Group Strategy and the regulatory environment in which it operates. As part of a review of the Group’s risk categories, the secondary risk categories in the table below of Change, Data management and Operational resilience have been elevated to primary risk categories, and Strategic risk has been included as a new primary risk category, in the Group’s Risk Management Framework. These changes will be embedded during 2019.

Primary risk categories	Secondary risk categories

Credit risk	– Retail credit	– Commercial credit
Page 51

Regulatory and legal risk	– Regulatory compliance	– Legal
Page 75

Conduct risk	– Conduct
Page 75

Operational risk	– Business process	– External service provision	– Internal service provision
Page 76	– Change	– Financial crime	– IT systems
	– Cyber and information security	– Financial reporting	– Operational resilience
	– Data management	– Fraud	– Physical security/health and safety
– Sourcing

People risk	– People
Page 78

Insurance underwriting risk	– Insurance underwriting
Page 78

Capital risk	– Capital
Page 79

Funding and liquidity risk	– Funding and liquidity
Page 88

Governance risk	– Governance
Page 95

Market risk	– Trading book	– Pensions
Page 96	– Banking book	– Insurance

Model risk	– Model

The Group considers both reputational and financial impact in the course of managing all its risks and therefore does not classify reputational impact as a separate risk category.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CREDIT RISK

DEFINITION

Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-balance sheet).

EXPOSURES

The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments, debt securities and derivatives to customers, financial institutions and sovereigns. The credit risk exposures of the Group are set out in note 52 on page F-88.

In terms of loans and advances (for example mortgages, term loans and overdrafts) and contingent liabilities (for example credit instruments such as guarantees and documentary letters of credit), credit risk arises both from amounts advanced and commitments to extend credit to a customer or bank. With respect to commitments to extend credit, the Group is potentially exposed to a loss up to an amount equal to the total unutilised commitments. However, the likely amount of loss may be less than the total unutilised commitments, as most retail and certain commercial lending commitments may be cancelled based on regular assessment of the prevailing creditworthiness of customers. Most commercial term commitments are also contingent upon customers maintaining specific credit standards.

Credit risk also arises from debt securities and derivatives. The total notional principal amount of interest rate, exchange rate, credit derivative and other contracts outstanding at 31 December 2018 is shown on page 64. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 52 on page F-88.

Additionally, credit risk arises from leasing arrangements where the Group is the lessor. Note 2(J) on page F-14 provides details on the Group’s approach to the treatment of leases.

Credit risk exposures in the Insurance and Wealth division largely result from holding bond and loan assets, together with some related swaps, shareholder funds (including the annuity portfolio) and exposure to reinsurers.

The investments held in the Group’s defined benefit pension schemes also expose the Group to credit risk. Note 35 on page F-52 provides further information on the defined benefit pension schemes’ assets and liabilities.

Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose the Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If the Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance. This may occur for a number of reasons which may include: the borrower is in financial difficulty, because the terms required to refinance are outside acceptable appetite at the time or the customer is unable to refinance externally due to a lack of market liquidity. Refinance risk exposures are managed in accordance with the Group’s existing credit risk policies, processes and controls and are not considered to be material given the Group’s prudent and through the cycle credit risk appetite. Where heightened refinance risk exists exposures are minimised through intensive account management and, where appropriate, are impaired and/or classed as forborne.

MEASUREMENT

The process for credit risk identification, measurement and control is integrated into the Board-approved framework for credit risk appetite and governance.

Credit risk is measured from different perspectives using a range of appropriate modelling and scoring techniques at a number of levels of granularity, including total balance sheet, individual portfolio, pertinent concentrations and individual customer – for both new business and existing lending. Key metrics such as total exposure, risk-weighted assets, new business quality, concentration risk and portfolio performance, are reported monthly to Risk Committees.

Measures such as expected credit loss (ECL), risk-weighted assets, observed credit performance, predicted credit quality (usually from predictive credit scoring models), collateral cover and quality and other credit drivers (such as cash flow, affordability, leverage and indebtedness) are used to enable effective risk measurement across the Group.

In addition, stress testing and scenario analysis are used to estimate impairment losses and capital demand forecasts for both regulatory and internal purposes and to assist in the formulation of credit risk appetite.

As part of the ‘three lines of defence’ model, Risk division is the second line of defence providing oversight and independent challenge to key risk decisions taken by business management. Risk division also tests the effectiveness of credit risk management and internal credit risk controls. This includes ensuring that the control and monitoring of higher risk and vulnerable portfolios/sectors is appropriate and confirming that appropriate loss allowances for impairment are in place. Output from these reviews help to inform credit risk appetite and credit policy.

As the third line of defence, Group Internal Audit undertakes regular risk-based reviews to assess the effectiveness of credit risk management and controls. The Group’s external auditors also review adequacy at each quarter-end.

Following the introduction of IFRS 9, underlying processes and key controls have been updated with additional management information produced to assist in monitoring portfolio quality and provision coverage. Group governance and oversight of impairments remains largely unchanged.

MITIGATION

The Group uses a range of approaches to mitigate credit risk.

Prudent, through the cycle credit principles, risk policies and appetite statements: the independent Risk division sets out the credit principles, credit risk policies and credit risk appetite statements. These are subject to regular review and governance, with any changes subject to an approval process. Risk teams monitor credit performance trends, review and challenge exceptions and test the adequacy and adherence to credit risk policies and processes throughout the Group. This includes tracking portfolio performance against an agreed set of credit risk appetite tolerances.

Robust models and controls: see Model risk on page 102.

Limitations on concentration risk: there are portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies and appetite statements are aligned to the Group’s risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Note 52 on page F-88 provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional minimum policy and/or guideline requirements. The Group’s largest exposures are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements.

Defined country risk management framework: the Board sets a broad maximum country risk appetite. Within this, the Executive Credit Approval Committee approves the Group country risk framework and sovereign limits on an annual basis. Risk based appetite for all countries is set within the independent Risk division, taking into account economic, financial, political and social factors as well as the approved business and strategic plans of the Group.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Specialist expertise: credit quality is managed and controlled by a number of specialist units within the business and Risk division, which provide for example: intensive management and control; security perfection; maintenance of customer and facility records; expertise in documentation for lending and associated products; sector specific expertise; and legal services applicable to the particular market segments and product ranges offered by the Group.

Stress testing: the Group’s credit portfolios are subject to regular stress testing. In addition to the Group led, PRA, EBA and other regulatory stress tests, exercises focused on individual divisions and portfolios are also performed. For further information on stress testing process, methodology and governance see page 45.

Frequent and robust credit risk oversight and assurance: oversight and assurance of credit risk is undertaken by independent credit risk oversight functions operating within Retail credit risk and Commercial banking risk which are part of the Group’s second line of defence. Their primary objective is to provide reasonable and independent oversight that credit risk is being effectively managed and to ensure that appropriate controls are in place and being adhered to. Group Internal Audit also provides assurance to the Board Audit Committee on the effectiveness of credit risk management controls across the Group’s activities.

Collateral

The principal types of acceptable collateral include:

–	residential and commercial properties;

–	charges over business assets such as premises, inventory and accounts receivable;

–	financial instruments such as debt securities;

–	vehicles;

–	cash; and

–	guarantees received from third-parties.

The Group maintains appetite parameters on the acceptability of specific classes of collateral.

For non-mortgage retail lending to small businesses, collateral may include second charges over residential property and the assignment of life cover.

Collateral held as security for financial assets other than loans and advances is determined by the nature of the underlying exposure. Debt securities, including treasury and other bills, are generally unsecured, with the exception of asset-backed securities and similar instruments such as covered bonds, which are secured by portfolios of financial assets. Collateral is generally not held against loans and advances to financial institutions. However, securities are held as part of reverse repurchase or securities borrowing transactions or where a collateral agreement has been entered into under a master netting agreement. Derivative transactions with financial counterparties are typically collateralised under a Credit Support Annex (CSA) in conjunction with the International Swaps and Derivatives Association (ISDA) Master Agreement. Derivative transactions with non-financial customers are not usually supported by a CSA.

Commercial lending decisions must be based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. The requirement for collateral and the type to be taken at origination will be based upon the nature of the transaction and the credit quality, size and structure of the borrower. For non-retail exposures if required, the Group will often seek that any collateral include a first charge over land and buildings owned and occupied by the business, a debenture over one or more of the assets of a company or limited liability partnership, personal guarantees, limited in amount, from the directors of a company or limited liability partnership and key man insurance. The Group maintains policies setting out acceptable collateral bases for valuation, maximum loan to value (LTV) ratios and other criteria that are to be considered when reviewing an application. Other than for project finance, object finance and income producing real estate where charges over the subject assets are required, the provision of collateral will not determine the outcome of an application. Notwithstanding this, the fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay a customer or counterparty’s financial commitment.

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

Collateral values are assessed at the time of loan origination. The Group requires collateral to be realistically valued by an appropriately qualified source, independent of both the credit decision process and the customer, at the time of borrowing. In certain circumstances, for Retail residential mortgages this may include the use of automated valuation models based on market data, subject to accuracy criteria and LTV limits. Where third-parties are used for collateral valuations, they are subject to regular monitoring and review. Collateral values are subject to review, which will vary according to the type of lending, collateral involved and account performance. Such reviews are undertaken to confirm that the value recorded remains appropriate and whether revaluation is required, considering for example, account performance, market conditions and any information available that may indicate that the value of the collateral has materially declined. In such instances, the Group may seek additional collateral and/or other amendments to the terms of the facility. The Group adjusts estimated market values to take account of the costs of realisation and any discount associated with the realisation of the collateral when estimating credit losses.

The Group considers risk concentrations by collateral providers and collateral type with a view to ensuring that any potential undue concentrations of risk are identified and suitably managed by changes to strategy, policy and/or business plans.

The Group seeks to avoid correlation or wrong-way risk where possible. Under the Group’s repurchase (repo) policy, the issuer of the collateral and the repo counterparty should be neither the same nor connected. The same rule applies for derivatives. Risk division has the necessary discretion to extend this rule to other cases where there is significant correlation. Countries with a rating equivalent to AA- or better may be considered to have no adverse correlation between the counterparty domiciled in that country and the country of risk (issuer of securities).

Refer to note 52 on page F-88 for further information on collateral.

Additional mitigation for Retail customers

The Group uses a variety of lending criteria when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant’s previous credit history using internal data and information held by Credit Reference Agencies (CRA).

The Group also assesses the affordability and sustainability of lending for each borrower. For secured lending this includes use of an appropriate stressed interest rate scenario. Affordability assessments for all lending are compliant with relevant regulatory and conduct guidelines. The Group takes reasonable steps to validate information used in the assessment of a customer’s income and expenditure.

In addition, the Group has in place quantitative limits such as maximum limits for individual customer products, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are policy limits above which the Group will typically reject borrowing applications. The Group also applies certain criteria that are applicable to specific products for example applications for buy-to-let mortgages.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For UK mortgages, the Group’s policy permits owner occupier applications with a maximum LTV of 95 per cent. Applications with an LTV above 90 per cent are subject to enhanced underwriting criteria, including higher scorecard cut-offs and loan size restrictions.

Buy-to-let mortgages within Retail are limited to a maximum loan size of £1,000,000 and 75 per cent LTV. Buy-to-let applications must pass a minimum rental cover ratio of 125 per cent under stressed interest rates, after applicable tax liabilities. Portfolio Landlords (customers with four or more mortgaged buy-to-let properties) are subject to additional controls including evaluation of overall portfolio resilience.

The Group’s policy is to reject any application for a lending product where a customer is registered as bankrupt or insolvent, or has a recent County Court Judgment or financial default registered at a CRA used by the Group above de minimis thresholds. In addition, the Group typically rejects applicants where total unsecured debt, debt-to-income ratios, or other indicators of financial difficulty exceed policy limits.

Where credit acceptance scorecards are used, new models, model changes and monitoring of model effectiveness are independently reviewed and approved in accordance with the governance framework set by the Group Model Governance Committee.

Additional mitigation for Commercial customers

Individual credit assessment and independent sanction of customer and bank limits: with the exception of small exposures to SME customers where certain relationship managers have limited delegated sanctioning authority, credit risk in commercial customer portfolios is subject to sanction by the independent Risk division, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward and how credit risk aligns to the Group and Divisional risk appetite. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities and risk based recommended maximum limit parameters. Approval requirements for each decision are based on a number of factors including, but not limited to, the transaction amount, the customer’s aggregate facilities, credit policy, risk appetite, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty and customer underwriting is generally the same as that for assets intended to be held to maturity. All hard underwriting must be sanctioned by Risk division. A pre-approved credit matrix may be used for ‘best efforts’ underwriting.

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

Master netting agreements

It is credit policy that a Group approved master netting agreement must be used for all derivative and traded product transactions and must be in place prior to trading. This requirement extends to trades with clients and the counterparties used for the Bank’s own hedging activities, which may also include clearing trades with Central Counterparties (CCPs). Any exceptions must be approved by the appropriate credit sanctioner. Master netting agreements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, within relevant jurisdictions and for appropriate counterparty types master netting agreements do reduce the credit risk to the extent that, if an event of default occurs, all trades with the counterparty may be terminated and settled on a net basis. The Group’s overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since this is the net position of all trades under the master netting agreement.

Other credit risk transfers

The Group also undertakes asset sales, credit derivative based transactions and securitisations as a means of mitigating or reducing credit risk, taking into account the nature of assets and the prevailing market conditions.

MONITORING

In conjunction with Risk division, businesses identify and define portfolios of credit and related risk exposures and the key behaviours and characteristics by which those portfolios are managed and monitored. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. Risk division in turn produces an aggregated view of credit risk across the Group, including reports on material credit exposures, concentrations, concerns and other management information, which is presented to the divisional risk committees, Group Risk Committee and the Board Risk Committee.

Models

The performance of all models used in credit risk is monitored in line with the Group’s governance framework – see Model risk on page 102.

Intensive care of customers in financial difficulty

The Group operates a number of solutions to assist borrowers who are experiencing financial stress. The material elements of these solutions through which the Group has granted a concession, whether temporarily or permanently, are set out below.

Forbearance

The Group’s aim in offering forbearance and other assistance to customers in financial distress is to benefit both the customer and the Group by supporting its customers and acting in their best interests by, where possible, bringing customer facilities back into a sustainable position.

The Group offers a range of tools and assistance to support customers who are encountering financial difficulties. Cases are managed on an individual basis, with the circumstances of each customer considered separately and the action taken judged as being appropriate and sustainable for both the customer and the Group.

The provision and review of such assistance is controlled through the application of an appropriate policy framework and associated controls. Regular review of the assistance offered to customers is undertaken to confirm that it remains appropriate, alongside monitoring of customers’ performance and the level of payments received.

The Group classifies accounts as forborne at the time a customer in financial difficulty is granted a concession. Accounts are classified as forborne for a minimum of two or three years, dependent on whether the exposure is performing or non-performing when the concession is applied.

Forbearance measures consist of concessions towards a debtor that is experiencing or about to experience difficulties in meeting its financial commitments. This can include modification of the previous terms and conditions of a contract or a total or partial refinancing of a troubled debt contract, either of which would not have been required had the debtor not been experiencing financial difficulties.

Non-performing exposures can be reclassified as Performing Forborne after a minimum 12 month cure period, providing there are no past due amounts or concerns regarding the full repayment of the exposure. A minimum of a further 24 months must pass from the date the forborne exposure was reclassified as Performing Forborne before the account can exit forbearance. If conditions to exit forbearance are not met at the end of this probation period, the exposure shall continue to be identified as forborne until all the conditions are met.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Group’s treatment of loan renegotiations is included in the impairment policy in note 2(H) on page F-13.

Customers receiving support from UK government sponsored programmes

To assist customers in financial distress, the Group participates in UK government sponsored programmes for households, including the Income Support for Mortgage Interest programme, under which the government paid all or part of the interest on the mortgage on behalf of the customer. The Income Support for Mortgage Interest programme changed from a benefit to a government loan, with effect from 6 April 2018. The Group estimates that customers representing approximately £0.4 billion (2017: £1.6 billion) of its mortgage exposures are receiving such support.

THE GROUP CREDIT RISK PORTFOLIO IN 2018

Overview

–	Credit quality remains strong with no deterioration in credit risk. Flow to arrears remains stable at low levels. The Group’s loan portfolios continue to be well positioned, reflecting the Group’s continued prudent, through the cycle approach to credit risk and benefiting from continued low interest rates and a resilient UK economy.

–	The gross asset quality ratio remains stable at 28 basis points, in line with 2017 and 2016.

–	The net asset quality ratio increased to 21 basis points (2017: 18 basis points) and the impairment charge increased to £937 million in 2018 (2017: £795 million), driven by expected lower releases and write-backs, the inclusion of MBNA for a full year and a low impairment charge in Secured compared to one-off write-backs in 2017.

–	The closed mortgage book continued to run off, reducing by a further £2.4 billion during 2018.

–	Stage 2 loans as a proportion of total loans and advances to customers have reduced to 5.2 per cent (1 January 2018: 8.0 per cent), with Stage 2 loans and advances down by £11.9 billion to £25.3 billion driven by the sale of the Irish mortgage portfolio, model refinements to the Stage 2 transfer approach for Secured and portfolio improvements. Coverage of Stage 2 drawn balances increased to 4.2 per cent (1 January 2018: 3.4 per cent).

–	Stage 3 loans as a proportion of total loans and advances to customers have remained broadly stable at 1.2 per cent (1 January 2018: 1.1 per cent), with Stage 3 loans and advances up £0.6 billion to £5.7 billion. Coverage of Stage 3 drawn balances decreased to 28.4 per cent (1 January 2018: 29.8 per cent).

Low risk culture and prudent risk appetite

–	The Group continues to take a prudent approach to credit risk, with robust credit quality and affordability controls at origination and a prudent through the cycle credit risk appetite.

–	Credit portfolios are well positioned against an uncertain economic outlook and potential market volatility, including that related to the UK’s exit from the EU.

–	The Group continues to grow lending to targeted segments while maintaining a prudent risk appetite.

–	The Group’s effective risk management ensures early identification and management of customers and counterparties who may be showing signs of distress.

–	Sector concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes.

Table 1.4: Group impairment charge

	Loans and advances to banks and other assets £m	Loans and advances to customers £m	Financial assets at fair value through other comprehensive income £m	Undrawn balances £m	2018 Total £m
Retail	–	889	–	(27)	862
Commercial Banking	1	150	(14)	(45)	92
Insurance and Wealth	–	1	–	–	1
Central Items	1	(18)	–	(1)	(18)
Total impairment charge	2	1,022	(14)	(73)	937
Asset quality ratio					0.21%
Gross asset quality ratio					0.28%

Table 1.5: Group total expected credit loss allowance

			At 31 Dec 2018 £m	At 1 Jan 2018 £m	At 31 Dec 2017[1] £m
Customer related balances
Drawn			3,150	3,223	2,201
Undrawn			193	273	30
			3,343	3,496	2,231
Other assets			19	37	26
Total ECL allowance			3,362	3,533	2,257

1	Prior period comparatives are on an IAS 39 basis.
54

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Group loans and advances to customers

The following pages contain analysis of the Group’s loans and advances to customers by sub-portfolio. Loans and advances to customers are categorised into the following stages:

Stage 1 assets comprise newly originated assets (unless purchased or originated credit impaired), as well as those which have not experienced a significant increase in credit risk. These assets carry an expected credit loss (ECL) allowance equivalent to the ECL that results from those default events that are possible within 12 months of the reporting date (12 month ECL).

Stage 2 assets are those which have experienced a significant increase in credit risk since origination. These assets carry an ECL equivalent to the ECL arising over the lifetime of the asset (lifetime ECL).

Stage 3 assets have either defaulted or are otherwise considered to be credit impaired. These assets carry a lifetime ECL.

Purchased or originated credit impaired assets (POCI) are those that have been originated or acquired in a credit impaired state. This includes within the definition of credit impaired the purchase of a financial asset at a deep discount that reflects impaired credit losses.

Table 1.6: Group loans and advances to customers

	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Stage 3 as % of total %
At 31 December 2018[1]
Retail	341,682	305,160	18,741	2,390	15,391	0.7
Commercial Banking	101,890	92,002	6,592	3,296	–	3.2
Insurance and Wealth	865	804	6	55	–	6.4
Central items	43,571	43,565	6	–	–	–
Total gross lending	488,008	441,531	25,345	5,741	15,391	1.2
ECL allowances on drawn balances	(3,150)	(525)	(994)	(1,553)	(78)
Net balance sheet carrying value	484,858	441,006	24,351	4,188	15,313
ECL allowance (drawn and undrawn) as a percentage of gross lending (%)[2]	0.7	0.1	4.2	28.4

At 1 January 2018[1,3]
Retail	341,661	296,264	25,319	2,105	17,973	0.6
Commercial Banking	100,820	90,341	7,765	2,714	–	2.7
Insurance and Wealth	819	724	67	28	–	3.4
Central items	20,939	16,552	4,094	293	–	1.4
Total gross lending	464,239	403,881	37,245	5,140	17,973	1.1
ECL allowances on drawn balances	(3,223)	(597)	(1,148)	(1,446)	(32)
Net balance sheet carrying value	461,016	403,284	36,097	3,694	17,941
ECL allowance (drawn and undrawn) as a percentage of gross lending (%)[2]	0.8	0.2	3.4	29.8

1	Gross lending and ECL allowances on drawn balances are stated on an IFRS 9 basis; the balances include the impact of the HBOS and MBNA acquisition related adjustments.

2	Total and Stage 3 expected credit loss allowances as a percentage of drawn balances are calculated excluding loans in recoveries for Retail (31 December 2018: £250 million; 1 January 2018: £291 million).

3	Certain balances have been reallocated between segments. This includes the incorporation of International Wealth into Commercial Banking and the allocation of Run-off across Retail and Commercial Banking.
55

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.7: Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers

	Total		Stage 1		Stage 2		Stage 3		Purchased or originated credit-impaired
	£m	as % of drawn balances %	£m	as % of drawn balances %	£m	as % of drawn balances %	£m	as % of drawn balances[1] %	£m	as % of drawn balances %
At 31 December 2018[2]
Retail	1,768	0.5	493	0.2	713	3.8	484	22.6	78	0.5
Commercial Banking	1,513	1.5	111	0.1	338	5.1	1,064	32.3	–	–
Insurance and Wealth	18	2.1	6	0.7	1	16.7	11	20.0	–	–
Central items	44	0.1	38	0.1	6	100.0	–	–	–	–
Total	3,343	0.7	648	0.1	1,058	4.2	1,559	28.4	78	0.5
At 1 January 2018[2]
Retail	1,685	0.5	538	0.2	716	2.8	399	22.0	32	0.2
Commercial Banking	1,521	1.5	132	0.1	432	5.6	957	35.3	–	–
Insurance and Wealth	17	2.1	6	0.8	2	3.0	9	32.1	–	–
Central items	273	1.3	67	0.4	125	3.1	81	27.6	–	–
Total	3,496	0.8	743	0.2	1,275	3.4	1,446	29.8	32	0.2

1	Total and Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for Retail (31 December 2018: £250 million; 1 January 2018: £291 million).

2	Gross lending and ECL allowances on drawn balances are stated on an IFRS 9 basis; the balances include the impact of the HBOS and MBNA related acquisition adjustments.

Table 1.8: Group Stage 2 loans and advances to customers

	Up to date			1-30 days past due			Over 30 days past due
	Gross lending £m	Expected credit loss £m	As % of gross lending %	Gross lending £m	Expected credit loss £m	As % of gross lending %	Gross lending £m	Expected credit loss £m	As % of gross lending %
At 31 December 2018[1]
Retail	14,505	498	3.4	2,441	113	4.6	1,795	102	5.7
Commercial Banking	6,020	287	4.8	455	42	9.2	117	9	7.7
Insurance and Wealth	4	–	–	–	–	–	2	1	50.0
Central items	6	6	100.0	–	–	–	–	–	–
Total	20,535	791	3.9	2,896	155	5.4	1,914	112	5.9
At 1 January 2018[1,2]
Retail	21,773	535	2.5	2,005	90	4.5	1,541	91	5.9
Commercial Banking	7,420	401	5.4	250	31	12.4	95	–	–
Insurance and Wealth	61	2	3.3	1	–	–	5	–	–
Central items	4,014	111	2.8	62	10	16.1	18	4	22.2
Total	33,268	1,049	3.2	2,318	131	5.7	1,659	95	5.7

1	Gross lending and ECL allowances on drawn balances are stated on an IFRS 9 basis; the balances include the impact of the HBOS and MBNA acquisition related adjustments.

2	Certain balances have been reallocated between segments. This includes the incorporation of International Wealth into Commercial Banking and the allocation of Run-off across Retail and Commercial Banking.

The Group’s assessment of a significant increase in credit risk, and resulting categorisation of Stage 2, includes customers moving into early arrears as well as a broader assessment that an up to date customer has experienced a level of deterioration in credit risk since origination. A more sophisticated assessment is required for up to date customers, which varies across divisions and product type. This assessment incorporates specific triggers such as a significant proportionate increase in probability of default relative to that at origination, recent arrears, forbearance activity, internal watch lists and external bureau flags. Up to date exposures in Stage 2 are likely to show lower levels of expected credit loss (ECL) allowance relative to those that have already moved into arrears given that an arrears status typically reflects a stronger indication of future default and greater likelihood of credit losses.

56

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Retail

–	The credit quality of the Retail portfolios remains strong and continues to benefit from robust credit risk management, including affordability and indebtedness controls at origination and a prudent approach to risk appetite. The economic environment remains resilient with record employment rates, falling inflation, positive real wage growth and household indebtedness remaining below pre-crisis levels.

–	New business quality remains strong;

–	The flow of loans entering arrears remains at low levels;

–	Stage 3 balances are broadly flat at 0.7 per cent; and

–	Stage 2 balances have reduced to 5.5 per cent of the portfolio, largely due to model refinements to the Stage 2 transfer approach for Secured.

–	Loans and advances remained flat during the period at £342 billion as of 31 December 2018.

–	The impairment charge increased by £151 million (21.2 per cent) to £862 million for 2018 (2017: £711 million). The increase is attributable to the inclusion of MBNA for a full year and a low impairment charge in Secured compared to one-off write-backs in 2017.

–	Expected credit loss (ECL) allowance as a percentage of drawn balances for Stage 3 increased to 22.6 per cent from 22.0 per cent relating to prudent provisioning in Secured. Coverage for Stage 2 has increased to 3.8 per cent from 2.8 per cent, largely due to model refinements to the Stage 2 transfer approach for Secured resulting in a reclassification of better quality Stage 2 assets into Stage 1.

Table 1.9: Retail impairment charge

2018
£m
Secured	38
Unsecured[1]	683
UK Motor Finance	113
Other[2]	28
Total impairment charge	862
Asset quality ratio	0.25%

1	Unsecured includes Credit cards, Loans and Overdrafts.

2	Other includes Business Banking, Europe and Retail run-off.

Table 1.10: Retail loans and advances to customers

	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Stage 3 as % of total %
At 31 December 2018[1]
Secured	288,235	257,797	13,654	1,393	15,391	0.5
Unsecured[2]	28,115	24,705	2,707	703	–	2.5
UK Motor Finance	14,933	13,224	1,580	129	–	0.9
Other[3]	10,399	9,434	800	165	–	1.6
Total gross lending	341,682	305,160	18,741	2,390	15,391	0.7
ECL allowances on drawn balances	(1,613)	(389)	(662)	(484)	(78)
Net balance sheet carrying value	340,069	304,771	18,079	1,906	15,313
ECL allowances (drawn and undrawn) as a percentage of gross lending (%)[4]	0.5	0.2	3.8	22.6

At 1 January 2018[1,5]
Secured	291,021	251,707	20,109	1,232	17,973	0.4
Unsecured[2]	27,886	24,197	3,052	637	–	2.3
UK Motor Finance	13,738	12,176	1,456	106	–	0.8
Other[3]	9,016	8,184	702	130	–	1.4
Total gross lending	341,661	296,264	25,319	2,105	17,973	0.6
ECL allowances on drawn balances	(1,495)	(424)	(640)	(399)	(32)
Net balance sheet carrying value	340,166	295,840	24,679	1,706	17,941
ECL allowances (drawn and undrawn) as a percentage of gross lending (%)	0.5	0.2	2.8	22.0

1	Gross lending and ECL allowances on drawn balances are stated on an IFRS 9 basis; the balances include the impact of the HBOS and MBNA acquisition related adjustments.

2	Unsecured includes Credit cards, Loans and Overdrafts.

3	Other includes Business Banking, Europe and Retail run-off.

4	Total and Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for Unsecured (31 December 2018: £233 million; 1 January 2018: £277 million) and Business Banking within Other (31 December 2018: £17 million; 1 January 2018: £14 million).

5	Certain balances have been reallocated between segments. This includes the incorporation of International Wealth into Commercial Banking and the allocation of Run-off across Retail and Commercial Banking.
57

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.11: Retail expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers

	Total		Stage 1		Stage 2		Stage 3		Purchased or originated credit-impaired £m
		As % of drawn balances		As % of drawn balances		As % of drawn balances		As % of drawn balances[1]		As % of drawn balances
	£m	%	£m	%	£m	%	£m	%	£m	%
At 31 December 2018[2]
Secured	460	0.2	38	–	226	1.7	118	8.5	78	0.5
Unsecured[3]	896	3.2	287	1.2	379	14.0	230	48.9	–	–
UK Motor Finance[4]	290	1.9	127	1.0	78	4.9	85	65.9	–	–
Other[5]	122	1.2	41	0.4	30	3.8	51	34.5	–	–
Total	1,768	0.5	493	0.2	713	3.8	484	22.6	78	0.5
At 1 January 2018[2,6]
Secured	385	0.1	31	–	236	1.2	86	7.0	32	0.2
Unsecured[3]	933	3.3	350	1.4	382	12.5	201	55.8	–	–
UK Motor Finance[4]	258	1.9	113	0.9	73	5.0	72	67.9	–	–
Other[5]	109	1.2	44	0.5	25	3.6	40	34.5	–	–
Total	1,685	0.5	538	0.2	716	2.8	399	22.0	32	0.2

1	Total and Stage 3 ECL allowance as a percentage of drawn balances are calculated excluding loans in recoveries for Unsecured (31 December 2018: £233 million; 1 January 2018: £277 million), and Business Banking within Other (31 December 2018: £17 million; 1 January 2018: £14 million).

2	Gross lending and ECL allowances on drawn balances are stated on an IFRS 9 basis; the balances include the impact of the HBOS and MBNA related acquisition adjustments.

3	Unsecured includes Credit cards, Loans and Overdrafts.

4	UK Motor Finance for Stages 1 and 2 include £99 million (1 January 2018: £84 million) relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

5	Other includes Business Banking, Europe and Retail run-off.

6	Certain balances have been reallocated between segments. This includes the incorporation of International Wealth into Commercial Banking and the allocation of Run-off across Retail and Commercial Banking.

Table 1.12: Retail Stage 2 loans and advances to customers

	Up to date			1-30 days past due			Over 30 days past due
	Gross lending £m	Expected credit loss £m	As % of gross lending %	Gross lending £m	Expected credit loss £m	As % of gross lending %	Gross lending £m	Expected credit loss £m	As % of gross lending %
At 31 December 2018[1]
Secured	10,118	139	1.4	1,955	30	1.5	1,581	57	3.6
Unsecured[2]	2,355	293	12.4	258	53	20.5	94	33	35.1
UK Motor Finance	1,403	47	3.3	146	23	15.8	31	8	25.8
Other[3]	629	19	3.0	82	7	8.5	89	4	4.5
Total	14,505	498	3.4	2,441	113	4.6	1,795	102	5.7
At 1 January 2018[1,4]
Secured[5]	17,264	172	1.0	1,506	20	1.3	1,339	44	3.3
Unsecured[2]	2,678	303	11.3	253	43	17.0	121	36	29.8
UK Motor Finance	1,279	45	3.5	137	21	15.3	40	7	17.5
Other[3]	552	15	2.7	109	6	5.5	41	4	9.8
Total	21,773	535	2.5	2,005	90	4.5	1,541	91	5.9

1	Gross lending and ECL allowances on drawn balances are stated on an IFRS 9 basis; the balances include the impact of the HBOS and MBNA related acquisition adjustments.

2	Unsecured includes Credit cards, Loans and Overdrafts.

3	Other includes Business Banking, Europe and Retail run-off.

4	Certain balances have been reallocated between segments. This includes the incorporation of International Wealth into Commercial Banking and the allocation of Run-off across Retail and Commercial Banking.

5	Secured days past due segmentation restated to align with IFRS 9 classifications.

Portfolios

–	Secured credit quality remained strong, with flow to arrears stable at low levels. The average indexed loan to value (LTV) remained stable at 44.1 per cent (1 January 2018: 43.6 per cent) and the proportion of balances with an LTV of greater than 90 per cent remained low at 2.9 per cent (1 January 2018: 2.5 per cent). The average LTV of new business improved to 62.5 per cent (31 December 2017: 63.0 per cent). The closed Specialist mortgage portfolio continued to run off, reducing by a further £1.7 billion (11.0 per cent). Total Secured loans and advances decreased by £2.8 billion (1.0 per cent) to £288 billion (1 January 2018: £291 billion), due to reductions in the Buy-to-let and closed Specialist portfolios. The impairment charge was £38 million compared to a release of £15 million in 2017 arising from one-off write-backs. Total expected credit loss allowance as a percentage of loans and advances (coverage) remained broadly flat.

–	Unsecured loans and advances were broadly flat for the year ending 31 December 2018. The impairment charge increased by £91 million to £683 million (2017: £592 million), mainly due to the inclusion of MBNA for a full year. Coverage decreased slightly to 3.2 per cent at 31 December 2018 (1 January 2018: 3.3 per cent), with model refinements in Stage 2 offset by those in Stage 3.
58

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	The UK Motor Finance portfolio continued to grow, with loans and advances increasing by 8.7 per cent to £14.9 billion at 31 December 2018 (1 January 2018: £13.7 billion). Increases in Stage 2 and Stage 3 balances reflect growth in the retail portfolio. The impairment charge in the period was broadly flat at £113 million (2017: £111 million). The portfolio continues to benefit from a conservative approach to residual values at origination and through the loan lifecycle, with prudent residual value provisions accounting for £99 million of Stage 1 and Stage 2 expected credit loss allowance at 31 December 2018. Coverage for the portfolio was flat at 1.9 per cent.

–	Other loans and advances increased by £1.4 billion to £10.4 billion driven by a transfer of largely Stage 1 assets from SME into Business Banking. The impairment charge increased by £5 million to £28 million in the year due to the non-repeat of one-off write-backs in 2017 relating to a closed portfolio. Coverage remained flat at 1.2 per cent.

Table 1.13: Retail secured loans and advances to customers

	At 31 Dec 2018[1] £m	At 1 Jan 2018[1] £m
Mainstream	223,230	222,814
Buy-to-let	51,322	52,834
Specialist	13,683	15,373
Total	288,235	291,021

1	The balances include the impact of HBOS related acquisition adjustments.

Table 1.14: Mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts		Value of loans[1]		Total mortgage balances
	2018	2017	2018	2017	2018	2017	2018	2017
At 31 December	Cases	Cases	%	%	£m	£m	%	%
Mainstream	30,106	32,383	1.5	1.6	3,262	3,502	1.5	1.6
Buy-to-let	4,544	4,710	1.0	1.0	576	581	1.1	1.1
Specialist	7,966	8,313	7.8	7.3	1,282	1,354	9.3	8.7
Total	42,616	45,406	1.7	1.7	5,120	5,437	1.8	1.9

1	Value of loans represents total gross book value of mortgages more than three months in arrears; the balances exclude the impact of HBOS related acquisition adjustments.

The stock of repossessions decreased to 763 cases at 31 December 2018 compared to 777 cases at 31 December 2017.

Table 1.15: Period end and average LTVs across the Retail mortgage portfolios

	Mainstream	Buy-to-let	Specialist	Total
	%	%	%	%
At 31 December 2018
Less than 60%	54.2	55.7	59.7	54.7
60% to 70%	16.0	22.8	16.5	17.3
70% to 80%	15.9	15.7	12.0	15.7
80% to 90%	10.7	4.6	6.6	9.4
90% to 100%	2.8	0.7	2.0	2.4
Greater than 100%	0.4	0.5	3.2	0.5
Total	100.0	100.0	100.0	100.0
Average loan to value[1]:
Stock of residential mortgages	42.5	52.1	45.8	44.1
New residential lending	63.1	58.6	n/a	62.5

	Mainstream	Buy-to-let	Specialist	Total
	%	%	%	%
At 31 December 2017
Less than 60%	57.1	53.9	57.6	56.4
60% to 70%	16.9	25.0	18.4	18.5
70% to 80%	14.5	15.7	12.8	14.6
80% to 90%	9.0	4.1	6.4	8.0
90% to 100%	2.1	0.7	1.6	1.9
Greater than 100%	0.4	0.6	3.2	0.6
Total	100.0	100.0	100.0	100.0
Average loan to value[1]:
Stock of residential mortgages	41.7	53.0	47.4	43.6
New residential lending	63.7	59.1	n/a	63.0

1	Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances; the balances exclude the impact of HBOS related acquisition adjustments.
59

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Interest only mortgages

The Group provides interest only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2018, owner occupier interest only balances as a proportion of total owner occupier balances had reduced to 26.7 per cent (31 December 2017: 29.0 per cent). The average indexed loan to value improved to 41.3 per cent (31 December 2017: 41.7 per cent).

For existing interest only mortgages, a contact strategy is in place throughout the term of the mortgage to ensure that customers are aware of their obligations to repay the principal upon maturity of the loan.

Treatment strategies are in place to help customers anticipate and plan for repayment of capital at maturity and support those who may have difficulty in repaying the principal amount. A dedicated specialist team supports customers who have passed their contractual maturity date and are unable to fully repay the principal. A range of treatments are offered such as full (or part) conversion to capital repayment and extension of term to match the maturity dates of any associated repayment vehicles.

Table 1.16: Analysis of owner occupier interest only mortgages

	At 31 December	At 1 January
	2018[1]	2018[1]
	Total	Total
Interest only balances (£m)	63,138	69,129
Stage 1 (%)	79.1	75.4
Stage 2 (%)	6.6	9.5
Stage 3 (%)	1.0	0.8
Purchased or originated credit impaired (%)	13.3	14.3

Average loan to value (%)	41.3	41.7

Maturity profile (£m)
Due	1,144	1,043
1 year	2,405	2,612
2-5 years	10,229	10,158
6-10 years	18,562	17,913
>11 years	30,798	37,403

Past term interest only balances (£m)[2]	1,635	1,474
Stage 1 (%)	2.8	2.9
Stage 2 (%)	16.8	15.3
Stage 3 (%)	17.9	15.6
Purchased or originated credit impaired (%)	62.5	66.2

Average loan to value (%)	35.2	33.4
Negative equity (%)	2.8	2.1

1	Balances are stated on an IFRS 9 basis and include the impact of HBOS acquisition related adjustments.

2	Balances where all interest only elements have moved past term. Some may subsequently have had a term extension, so are no longer classed as due.

Retail forbearance

The basis of disclosure for forbearance has changed compared to previous years to be aligned to definitions used in the European Banking Authority’s FINREP reporting. On a like-for-like basis, the change leads to an increase in disclosed forbearance of £5.6 billion, with the main drivers being longer probation periods before a customer can return to order and the inclusion of Past Term Interest Only for Secured.

The main customer treatments included are: repair, where arrears are written on to the loan balance and the arrears position cancelled; instances where there are suspensions of interest and/or capital repayments; Past Term Interest Only mortgages; and refinance personal loans.

Total forbearance for the major retail portfolios has improved by £569 million to £6.6 billion driven by customers exiting probation and returning to order on the Secured portfolio. As a percentage of loans and advances, forbearance loans improved to 2.1 per cent at 31 December 2018 (1 January 2018: 2.2 per cent). 98.0 per cent of forbearance loans are captured in Stage 2, Stage 3 or POCI and hold provision on a lifetime basis. Total expected credit losses (ECL) as a proportion of loans and advances which are forborne has increased to 3.6 per cent (1 January 2018: 3.2 per cent) due to prudent provisioning on the Secured portfolio.

The Group measures the success of a forbearance scheme for Retail Secured customers based upon the proportion of customers performing (less than or equal to three months in arrears) over the 24 months following the exit from a forbearance treatment. For temporary treatments, 80.4 per cent of UK Secured customers accepting reduced payment arrangements are performing. For permanent treatments, 83.2 per cent of UK Secured customers who have accepted capitalisations of arrears and 84.4 per cent of customers who have accepted term extensions are performing.

60

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.17: Retail forborne loans and advances (audited)

	Total £m	Of which Stage 2 £m	Of which Stage 3 £m	Of which purchased or originated credit- impaired £m	Expected credit losses as a % of total loans and advances which are forborne[1] %
At 31 December 2018[2]
Secured	6,089	1,136	642	4,241	1.6
Unsecured[3]	435	173	200	–	27.8
UK Motor Finance (Retail)	56	30	25	–	34.8
Total	6,580	1,339	867	4,241	3.6
At 1 January 2018[2]
Secured	6,676	1,367	562	4,693	1.1
Unsecured[3]	422	130	230	–	32.7
UK Motor Finance (Retail)	51	26	24	–	36.1
Total	7,149	1,523	816	4,693	3.2

1	ECL as a percentage of total loans and advances which are forborne are calculated excluding loans in recoveries for Unsecured (31 December 2018: £107 million; 1 January 2018: £147 million).

2	The balances include the impact of HBOS related acquisition adjustments.

3	Excludes MBNA.

Commercial Banking

–	The overall credit quality of the portfolio and new business remains good with the portfolio benefiting from effective risk management, a through the cycle approach to risk appetite and continued low interest rates. Notwithstanding the current competitive market conditions, the Group is maintaining its prudent risk appetite.

–	Uncertainty persists around the UK and global economic outlook, including the outcome of EU exit negotiations, the sustainability of global economic growth, trade wars and geopolitical risks. Allied to this are headwinds in a number of sectors including construction, support services and consumer-related sectors, such as retail. However, the portfolios remain well positioned and the Group’s through the cycle risk appetite approach is unchanged. Monitoring indicates no material deterioration in the credit quality of the portfolio.

–	Internal and external key performance indicators are monitored closely to help identify early signs of any deterioration. Portfolios remain subject to ongoing risk mitigation actions as appropriate.

–	Planning for any EU exit outcome is well advanced and continues to evolve in Commercial Banking to ensure portfolio quality is maintained whilst supporting the Group’s Helping Britain Prosper strategy.

–	Net impairment charge for 2018 of £92 million compared with a net charge of £89 million in 2017.

–	Stage 3 gross charges included the impact of IFRS 9 model refinements and were broadly flat year on year. Stage 3 net charges increased, driven by lower impairment releases and write-backs.

–	Net impairment releases in Stage 1 and 2 were weighted towards non-SME portfolios and reflect a number of factors including transfers between stages (including to and from Stage 3), refinements to the IFRS 9 model methodology as well as adjustments to Multiple Economic Scenario impacts to reflect any changes to the underlying economic outlook.

–	The size and nature of the commercial portfolio results in some volatility as cases move between stages. Stage 3 loans as a proportion of total loans and advances to customers has increased to 3.2 per cent (1 January 2018: 2.7 per cent). Stage 3 expected credit loss (ECL) allowance as a percentage of Stage 3 drawn balances has reduced to 32.3 per cent (1 January 2018: 35.3 per cent) largely as a result of a transfer in of assets to impaired status on which lower ECL allowances are assessed.

–	Stage 2 loans as a proportion of total loans and advances to customers reduced to 6.5 per cent (1 January 2018: 7.7 per cent) as a result of transfers to Stage 1 and Stage 3. The proportion of Stage 1 loans increased to 90.3 per cent (1 January 2018: 89.6 per cent). Stage 2 ECL allowances as a percentage of Stage 2 drawn balances were lower at 5.1 per cent (1 January 2018: 5.6 per cent) due to changes in the mix of assets classified as Stage 2 and revisions to model assumptions.

–	Notwithstanding the current stable performance of the portfolio, impairments are likely to increase from their current levels, driven mainly by lower levels of releases and write-backs and an element of credit normalisation.
61

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.18: Commercial Banking impairment charge

	2018 £m	2017¹ £m	Change %
SME	63	7
Other	29	82
Total impairment charge	92	89	(3)
Asset quality ratio	0.09%	0.10%	(1)bp

1	Prior period comparatives are on an IAS 39 basis. Includes Run-off, previously reported as a separate segment.

Table 1.19: Commercial Banking loans and advances to customers

	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Stage 3 as % of total %
At 31 December 2018
SME	30,296	26,099	3,484	713	2.4
Other	71,594	65,903	3,108	2,583	3.6
Total gross lending	101,890	92,002	6,592	3,296	3.2
ECL allowance on drawn balances	(1,476)	(93)	(325)	(1,058)	–
Net balance sheet carrying value	100,414	91,909	6,267	2,238	–
ECL allowances (drawn and undrawn) as a percentage of gross lending (%)	1.5	0.1	5.1	32.3
At 1 January 2018[1]
SME	30,510	26,397	3,262	851	2.8
Other	70,310	63,944	4,503	1,863	2.6
Total gross lending	100,820	90,341	7,765	2,714	2.7
ECL allowance on drawn balances	(1,440)	(101)	(382)	(957)
Net balance sheet carrying value	99,380	90,240	7,383	1,757
ECL allowances (drawn and undrawn) as a percentage of gross lending (%)	1.5	0.1	5.6	35.3

1	Certain balances have been reallocated between segments. This includes the incorporation of International Wealth into Commercial Banking and the allocation of Run-off across Retail and Commercial Banking.

Table 1.20:	Commercial Banking expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers

	Total		Stage 1		Stage 2		Stage 3
	£m	As % of drawn balances %	£m	As % of drawn balances %	£m	As % of drawn balances %	£m	As % of drawn balances %
At 31 December 2018
SME	384	1.3	40	0.2	231	6.6	113	15.8
Other	1,129	1.6	71	0.1	107	3.4	951	36.8
Total	1,513	1.5	111	0.1	338	5.1	1,064	32.3
At 1 January 2018[1]
SME	375	1.2	51	0.2	206	6.3	118	13.9
Other	1,146	1.6	81	0.1	226	5.0	839	45.0
Total	1,521	1.5	132	0.1	432	5.6	957	35.3

1	Certain balances have been reallocated between segments. This includes the incorporation of International Wealth into Commercial Banking and the allocation of Run-off across Retail and Commercial Banking.
62

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.21: Commercial Banking Stage 2 loans and advances to customers

	Up to date			1-30 days past due			Over 30 days past due
	Gross lending £m	Expected credit loss £m	As % of gross lending %	Gross lending £m	Expected credit loss £m	As % of gross lending %	Gross lending £m	Expected credit loss £m	As % of gross lending %
At 31 December 2018
SME	3,037	181	6.0	383	41	10.7	64	9	14.1
Other	2,983	106	3.5	72	1	1.4	53	–	–
Total	6,020	287	4.8	455	42	9.2	117	9	7.7
At 1 January 2018[1]
SME	2,969	180	6.1	227	26	11.5	66	–	–
Other	4,451	221	5.0	23	5	21.7	29	–	–
Total	7,420	401	5.4	250	31	12.4	95	–	–

1	Certain balances have been reallocated between segments. This includes the incorporation of International Wealth into Commercial Banking and the allocation of Run-off across Retail and Commercial Banking.

Portfolios

–	The SME and Mid Markets portfolios are domestically focused and reflect both our prudent credit risk appetite and the underlying performance of the UK economy. Whilst certain sectors of the market are showing some emerging signs of stress, the overall credit quality of the portfolios has remained broadly stable with levels of impairment remaining low.

–	The Global Corporates business continues to have a predominance of multi-national investment grade clients who are primarily UK-based. The portfolio remains of good quality and is well positioned for the current economic outlook.

–	Through clearly defined sector strategies, Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client driven or held to support the Group’s funding, liquidity or general hedging requirements.

–	The commercial real estate business within the Group’s Mid Markets and Global Corporates portfolio is focused on clients operating in the UK commercial property market ranging in size from medium-sized private real estate entities up to publicly listed property companies. Credit quality remains good with minimal impairments/stressed loans. Recognising this is a cyclical sector, appropriate caps are in place to control exposure and business propositions continue to be written in line with a prudent, through the cycle risk appetite with conservative LTVs, strong quality of income and proven management teams.

Commercial Banking UK Direct Real Estate LTV analysis
–	The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures to social housing providers are also excluded.

–	Focus remains on the UK market, on good quality customers, with a proven track record in Real Estate and where cash flows are robust.

–	Commercial Banking UK Direct Real Estate gross lending stood at £17.2 billion at 31 December 2018 (excludes exposures subject to protection through Significant Risk Transfer securitisations). The Group has a further £0.54 billion of UK Direct Real Estate exposure in Business Banking within Retail.

–	Approximately 70 per cent of loans and advances to UK Direct Real Estate relate to commercial real estate with the remainder related to residential real estate. The portfolio continues to be heavily weighted towards investment real estate (c. 90 per cent) over development.

–	The LTV profile of the UK Direct Real Estate portfolio in Commercial Banking continues to improve.

–	Development lending is subject to specific credit risk appetite criteria, including maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed works as confirmed by the Group’s monitoring quantity surveyor.

Table 1.22: LTV – Commercial Banking UK Direct Real Estate

	At 31 December 2018[1,2]				At 31 December 2017[1,2,3]
	Stage 1/2 £m	Stage 3 £m	Total £m	%	Unimpaired £m	Impaired £m	Total £m	%
Investment Exposures > £1m
Less than 60%	8,838	101	8,939	79.8	8,392	169	8,561	78.8
60% to 70%	1,190	7	1,197	10.7	1,012	20	1,032	9.5
70% to 80%	267	41	308	2.7	236	44	280	2.6
80% to 100%	79	11	90	0.8	74	42	116	1.1
100% to 120%	27	25	52	0.5	103	2	105	1.0
120% to 140%	–	1	1	0.0	61	2	63	0.6
Greater than 140%	18	46	64	0.6	22	49	71	0.7
Unsecured[4]	520	31	551	4.9	586	51	637	5.9
Total Investment >£1m	10,939	263	11,202		10,486	379	10,865
Investment <£1m5	3,679	105	3,784		4,988	133	5,121
Total Investment	14,618	368	14,986		15,474	512	15,986
Development	1,698	111	1,809		1,655	147	1,802
Total	16,316	479	16,795		17,129	659	17,788

1	Excludes Commercial Banking UK Direct Real Estate exposures subject to protection through Significant Risk Transfer transactions.

2	Excludes Islands Commercial UK Direct Real Estate of £0.45 billion (31 December 2017: £0.45bn).

3	Prior period comparatives are on an IAS 39 basis. Includes run-off, previously excluded.

4	Predominantly Investment grade lending where the Group is relying on the corporate covenant.

5	December 2018 investment exposures <£1m have an LTV profile broadly similar to the investment exposures >£1m.
63

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Commercial Banking forbearance

Table 1.23: Commercial Banking forborne loans and advances (audited)

	Total £m	Of which Stage 3 £m
At 31 December 2018 Type of forbearance
Refinancing	38	29
Modification	3,834	2,949
Total	3,872	2,978
At 31 December 2017 Type of forbearance
Refinancing	27
Modification	3,644
Total	3,671

Table 1.24: Derivative credit risk exposures

		2018 Traded over the counter				2017 Traded over the counter
	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m
Notional balances
Foreign exchange	–	45	385,680	385,725	–	19	278,833	278,852
Interest rate	128,221	4,950,912	689,882	5,769,015	109,492	2,903,481	324,834	3,337,807
Equity and other	9,247	–	5,898	15,145	15,455	–	9,695	25,150
Credit	–	–	13,757	13,757	–	–	4,568	4,568
Total	137,468	4,950,957	1,095,217	6,183,642	124,947	2,903,500	617,930	3,646,377
Fair values
Assets		144	23,448			280	25,155
Liabilities		(150)	(21,222)			(592)	(25,454)
Net asset		(6)	2,226			(312)	(299)

The total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2018 and 31 December 2017 is shown in the table above. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 52 on page F-88.

Eurozone exposures

The Group manages its exposures to individual countries, both within and without the Eurozone, through authorised country limits which take into account economic, financial, political and social factors. In addition, the Group manages its direct risks to the selected Eurozone countries Ireland, Spain, Italy and Greece by establishing and monitoring risk limits for individual banks, financial institutions, corporates and individuals.

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

The Chief Security Office monitors developments within the Eurozone, carries out stress testing through detailed scenario analysis and completes appropriate due diligence on the Group’s exposures. The Group has pre-determined action plans that would be executed in certain scenarios which set out governance requirements and responsibilities for the key actions which would be carried out and cover risk areas such as payments, liquidity and capital, communications, suppliers and systems, legal, credit, delivery channels and products, employees and the impact on customers.

Excluding reverse repurchase exposure to Institutional funds secured by UK gilts, the Group continues to have minimal exposure, in aggregate, which could be considered to be direct recourse to the sovereign risk of the selected countries Ireland, Spain, Portugal, Italy and Greece and following the £4 billion sale of the Irish residential mortgage portfolio during the year, exposures to the selected countries are significantly reduced.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Environmental risk management

The Group ensures appropriate management of the environmental impact, including climate change, of its lending activities. The Group-wide credit risk principles require all credit risk to be incurred with due regard to environmental legislation and the Group’s code of responsibility.

The Group’s business areas and sub-groups are each exposed to different types and levels of climate-related risk in their operations. For example, the general insurance function regularly uses weather, climate and environmental models and data to assess its insurance risk from covered perils such as windstorm and flood. A team of specialist scientists are employed within underwriting to do this work and they also regularly monitor the state of climate science to assess the need to include its potential impacts within pricing and solvency.

In 2018 we developed an implementation plan to address key recommendations of the Task Force on Climate-related Financial Disclosure (TCFD). Further detail on planned activities is provided in the Sustainability Strategy and Task Force on Climate-related Financial Disclosure Statement (see pages 6 to 7).

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

Within Commercial Banking, an electronic Environmental Risk Screening Tool is the primary mechanism for assessing environmental risk for lending transactions. This system provides screening of location specific and sector based risks that may be present in a transaction. Where a risk is identified, the transaction is referred to the Group’s expert in-house environmental risk team for further review and assessment. Where required, the Group’s panel of environmental consultants provide additional expert support.

We provide colleague training on environmental risk management as part of the standard suite of Commercial Banking credit risk courses. To support this training, a range of online resource is available to colleagues and includes environmental risk theory, procedural guidance, and information on environmental legislation and sector-specific environmental impacts.

Table 1.25: Environmental risk management approach

Group credit principles Environmental risk Credit policies Business unit processes Supporting tools Sector briefings Legislation briefings Initial transaction screening Relationship teams Detailed review In-house team, retained consultancy Environmental due diligence Panel consultants Environmental risk approval (including any conditions)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LOAN PORTFOLIO

ANALYSIS OF LOANS AND ADVANCES TO BANKS AND CUSTOMERS

The following table analyses loans and advances to banks and customers by category of loan at 31 December for each of the five years listed.

	2018 £m	2017 £m	2016 £m	2015 £m	2014 £m
Loans and advances to banks	6,285	6,611	26,902	25,117	26,155
Loans and advances to customers:
Mortgages	297,498	304,665	306,682	312,877	333,318
Other personal lending	28,699	28,757	20,761	20,579	23,123
Agriculture, forestry and fishing	7,314	7,461	7,269	6,924	6,586
Energy and water supply	1,517	1,609	2,320	3,247	3,853
Manufacturing	8,260	7,886	7,285	5,953	6,000
Construction	4,684	4,428	4,535	4,952	6,425
Transport, distribution and hotels	14,113	14,074	13,320	13,526	15,112
Postal and telecommunications	2,711	2,148	2,564	2,563	2,624
Financial, business and other services	77,505	57,006	49,197	43,072	44,979
Property companies	28,451	30,980	32,192	32,228	36,682
Lease financing	1,822	2,094	2,628	2,751	3,013
Hire purchase	15,434	13,591	11,617	9,536	7,403
Total loans	494,293	481,310	487,272	483,325	515,273
Allowance for impairment losses[1]	(3,152)	(2,201)	(2,412)	(3,033)	(6,414)
Total loans and advances net of allowance for impairment losses	491,141	479,109	484,860	480,292	508,859

1	The allowance for loan losses at 31 December 2018 is measured in accordance with IFRS 9; for earlier years, it was determined in accordance with IAS 39.

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

SUMMARY OF LOAN LOSS EXPERIENCE

The following table analyses the movements in the allowance for impairment losses on loans and advances to banks and customers (drawn balances) for each of the five years listed.

	2018 £m	2017 £m	2016 £m	2015 £m	2014 £m
Balance at end of preceding year	2,201	2,412	3,033	6,414	11,966
Adjustment on adoption of IFRS 9	1,023
Balance at 1 January 2018	3,224
Exchange and other adjustments	126	132	69	(246)	(410)
Disposal of businesses	(181)	–	–	(82)	–
Advances written off:
Loans and advances to customers:
Mortgages	(12)	(42)	(42)	(71)	(87)
Other personal lending	(988)	(925)	(728)	(853)	(1,329)
Agriculture, forestry and fishing	(4)	(1)	(1)	(1)	(8)
Energy and water supply	–	–	(9)	(73)	–
Manufacturing	(11)	(40)	(19)	(126)	(59)
Construction	(82)	(65)	(96)	(21)	(157)
Transport, distribution and hotels	(42)	(65)	(64)	(728)	(1,119)
Postal and telecommunications	(2)	–	(189)	(11)	–
Financial, business and other services	(244)	(158)	(712)	(604)	(946)
Property companies	(134)	(136)	(215)	(1,648)	(2,669)
Lease financing	–	(2)	–	(31)	(4)
Hire purchase	(57)	(65)	(36)	(37)	(54)
Loans and advances to banks	–	–	–	–	–
Total advances written off	(1,576)	(1,499)	(2,111)	(4,204)	(6,432)
Recoveries of advances written off:
Loans and advances to customers:
Mortgages	20	17	44	35	18
Other personal lending	333	419	329	366	600
Energy and water supply	84	–	3	5	–
Manufacturing	10	–	80	–	–
Construction	65	4	78	–	–
Transport, distribution and hotels	9	15	50	63	–
Postal and telecommunications	1	–	–	–	–
Financial, business and other services	42	6	241	193	–
Property companies	16	–	34	101	–
Lease financing	–	19	–	–	–
Hire purchase	–	2	2	1	63
Total recoveries of advances written off	580	482	861	764	681
Total net advances written off	(996)	(1,017)	(1,250)	(3,440)	(5,751)
67

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2018 £m	2017 £m	2016 £m	2015 £m	2014 £m
Effect of unwinding of discount recognised through interest income	(44)	(23)	(32)	(56)	(126)
Allowances for impairment losses charged against income for the year:
Loans and advances to customers:
Mortgages	29	(119)	(23)	33	(138)
Other personal lending	699	596	438	437	536
Agriculture, forestry and fishing	10	2	3	1	2
Energy and water supply	(8)	–	(4)	35	28
Manufacturing	9	5	(48)	23	(4)
Construction	15	85	143	13	(81)
Transport, distribution and hotels	47	(19)	(35)	(88)	198
Postal and telecommunications	(2)	1	191	(2)	6
Financial, business and other services	79	42	6	77	179
Property companies	56	(7)	(166)	(140)	40
Lease financing	–	–	15	31	(1)
Hire purchase	88	111	72	23	(30)
Loans and advances to banks	1	–	–	–	–
Total allowances for impairment losses charged against income for the year	1,023	697	592	443	735
Total balance at end of year	3,152	2,201	2,412	3,033	6,414
Ratio of net write-offs during the year to average loans outstanding during the year	0.2%	0.2%	0.3%	0.8%	1.1%

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

The Group’s impairment allowances in respect of loans and advances to banks and customers increased by £951 million, or 9 per cent, from £2,201 million at 31 December 2017 to £3,152 million at 31 December 2018. However, an increase of £1,023 million arose on transition to IFRS 9 on 1 January 2018; adjusting for this the Group’s impairment allowance in respect of loans and advances to banks and customers decreased by £72 million from £3,224 million at 1 January 2018 to £3,152 million at 31 December 2018. This decrease resulted from a charge to the income statement of £1,023 million being more than offset by net advances written off of £996 million (advances written off of £1,576 million less recoveries £580 million) together with a reduction of £181 million on sale of the Group’s Irish mortgage portfolio. The increase in the charge to the income statement from £697 million in 2017 to £1,023 million in 2018 reflects lower levels of releases and write-backs and the impact of a full year’s ownership of MBNA. By category of lending, the most significant elements of the charge to the income statement were charges of £699 million in respect of other personal lending, £79 million in respect of financial, business and other services and £88 million in respect of hire purchase. Of the net advances written off of £996 million, £655 million related to other personal lending, £202 million related to financial, business and other services and £118 million to property companies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following table analyses the coverage of the allowance for loan losses by category of loans.

	2018 Allowance[1] £m	2018 Percentage of loans in each category to total loans %	2017 Allowance[1] £m	2017 Percentage of loans in each category to total loans %	2016 Allowance[1] £m	2016 Percentage of loans in each category to total loans %	2015 Allowance[1] £m	2015 Percentage of loans in each category to total loans %	2014 Allowance[1] £m	2014 Percentage of loans in each category to total loans %
Balance at year end applicable to:
Loans and advances to banks	2	1.3	–	1.4	–	5.5	–	5.2	–	5.1
Loans and advances to customers:
Mortgages	509	60.1	485	63.4	576	63.0	479	64.7	460	64.7
Other personal lending	823	5.8	381	6.0	356	4.3	388	4.3	607	4.5
Agriculture, forestry and fishing	19	1.5	8	1.6	13	1.5	15	1.4	18	1.3
Energy and water supply	11	0.3	5	0.3	6	0.5	20	0.7	61	0.7
Manufacturing	65	1.7	35	1.6	84	1.5	70	1.2	179	1.2
Construction	514	0.9	410	0.9	319	0.9	165	1.0	158	1.3
Transport, distribution and hotels	161	2.9	57	2.9	161	2.7	219	2.8	1,051	2.9
Postal and telecommunications	10	0.5	5	0.4	5	0.5	4	0.5	17	0.5
Financial, business and other services	476	15.7	312	11.9	312	10.1	811	8.9	1,225	8.7
Property companies	294	5.8	343	6.4	470	6.6	790	6.7	2,553	7.1
Lease financing	–	0.4	–	0.4	–	0.5	–	0.6	1	0.6
Hire purchase	268	3.1	160	2.8	110	2.4	72	2.0	84	1.4
Total balance at year end	3,152	100.0	2,201	100.0	2,412	100.0	3,033	100.0	6,414	100.0

1	The allowance for loan losses at 31 December 2018 is measured in accordance with IFRS 9; for earlier years, it was determined in accordance with IAS 39.

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RISK ELEMENTS IN THE LOAN PORTFOLIO AND POTENTIAL PROBLEM LOANS

IFRS 9, which was adopted by the Group on 1 January 2018, requires that:

–	interest is recognised on all loans and advances and, as a result, no loan is classified as non-accrual; and

–	an allowance for expected credit losses is recognised on all loans and advances irrespective of whether any payments are past due.

As a result, the Group no longer analyses its loans between those that are neither past due nor impaired, past due but not impaired, impaired with no provision held and impaired with a provision.

Whilst IFRS 7 has been amended to recognise the impact of IFRS 9, it still requires detailed qualitative and quantitative disclosures about loan portfolios. The Group has revised its disclosures accordingly; the following tables are presented in respect of the Group’s credit risk elements and potential problem loans.

	2018	2017 and earlier years
Analysis of impairment and provision status		✓
Days past due for loans and advances that are considered to have experienced a significant increase in credit risk, but are not credit-impaired	✓
Days past due for loans past due but not impaired		✓
Credit quality of all loans and advances	✓
Credit quality of loans neither past due nor impaired		✓
Interest foregone on non-performing lending	✓	✓

ANALYSIS OF IMPAIRMENT AND PROVISION STATUS

31 December 2017 and earlier years

The table below shows separately those loans that are (i) neither past due nor impaired, (ii) past due but not impaired, (iii) impaired, but not requiring a provision and (iv) impaired with a provision.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

31 December 2018

The table below analyses the Group’s loans and advances to customers and banks that are considered to have experienced a significant increase in credit risk, but are not credit-impaired, according to the number of days that have elapsed since the last payment received by the Group was due from the borrower; the analysis of lending has been prepared based on the division in which the asset is held.

	Loans and	Loans and advances to customers
	advances	Retail –	Retail –
	to banks	mortgages	other	Commercial	Other	Total
	£m	£m	£m	£m	£m	£m
31 December 2018
Up to date	3	10,118	4,387	6,020	10	20,535
1-30 days past due	–	1,955	486	455	–	2,896
Over 30 days past due	–	1,581	214	117	2	1,914
Total	3	13,654	5,087	6,592	12	25,345

A financial asset is “past due” if a counterparty has failed to make a payment when contractually due.

31 December 2017 and earlier years

The loans that are past due but not impaired are analysed in the table below according to the number of days that have elapsed since the last payment received by the Group was due from the borrower. The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

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

A financial asset is “past due” if a counterparty has an amount outstanding beyond its contractual due date.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

POTENTIAL PROBLEM LOANS

Potential problem loans are loans where known information about possible credit problems causes management to have concern as to the borrower’s ability to comply with the present loan repayment terms.

31 December 2018

IFRS 7 requires the disclosure of information about the credit quality of loans and advances. The Group’s disclosures analyse its loans between those that the Group believes are of good quality, satisfactory quality, lower quality and those that are below standard but not credit-impaired. The below standard but not credit-impaired balances represent potential problem loans; the analysis of lending has been prepared based on the division in which the asset is held.

	Loans and	Loans and advances to customers
	advances	Retail –	Retail –
	to banks	mortgages	other	Commercial	Other	Total
	£m	£m	£m	£m	£m	£m
31 December 2018
Good quality	6,180	268,524	47,051	65,189	44,375	425,139
Satisfactory quality	105	1,766	3,720	28,922	6	34,414
Lower quality	–	262	357	4,429	–	5,048
Below standard, but not credit-impaired	–	899	1,322	54	–	2,275
Total	6,285	271,451	52,450	98,594	44,381	466,876

31 December 2017 and earlier years

IFRS 7 required the disclosure of information about the credit quality of loans and advances that were neither past due nor impaired. The Group’s disclosures analyse these loans between those that the Group believed were of good quality, satisfactory quality, lower quality and those that were below standard but not impaired. The below standard but not impaired balances represented potential problem loans. The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

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

For further details see note 52 on page F-91.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTEREST FOREGONE ON NON-PERFORMING LENDING

The table below summarises the interest foregone on impaired lending.

2018
£m
Interest income that would have been recognised under original contract terms	324
Interest income included in profit	(227)
Interest foregone	97

TROUBLED DEBT RESTRUCTURINGS

The Company’s accounting policy for loans that are renegotiated is set out in note 2(H) to the financial statements. In accordance with IFRS 9, an impairment provision is recognised on all loans; as a result, the Company has amended these disclosures in 2018. Loans modified by the Group during the year as a result of a customer’s financial difficulties were credit-impaired at 31 December 2018 and are included within the forborne balances set out in the table below.

		Purchased
		or originated
	Credit-impaired	credit-impaired	Other	Total
	forborne	forborne	forborne	forborne
	loans and	loans and	loans and	loans and
	advances	advances	advances	advances
	£m	£m	£m	£m
At 31 December 2018
Retail:
Secured	642	4,241	1,206	6,089
Unsecured	200	–	235	435
UK Motor Finance	25	–	31	56
Total Retail	867	4,241	1,472	6,580
Commercial	2,978	–	894	3,872

				Impairment
	Total forborne loans	Total forborne loans	Total loans and	allowance as a % of
	and advances which	and advances which	advances which are	loans and advances
	are not impaired	are impaired	forborne	which are forborne
	£m	£m	£m	%
At 31 December 2017
UK secured retail	1,291	137	1,428	4.3
UK unsecured retail	55	139	194	38.6
Consumer credit cards	105	190	295	36.0
Asset Finance UK Retail	15	19	34	36.6
Run off: Ireland secured retail	213	25	238	21.0
Commercial Banking	447	1,927	2,374	35.0
Run off: Corporate Real Estate, other Corporate and Specialist Finance	–	715	715	44.1
At 31 December 2016
UK secured retail	1,879	217	2,096	4.7
UK unsecured retail	20	107	127	40.5
Consumer credit cards	93	119	212	29.0
Asset Finance UK Retail	55	62	117	27.0
Run off: Ireland secured retail	137	19	156	16.6
Commercial Banking	466	2,197	2,663	31.1
Run off: Corporate Real Estate, other Corporate and Specialist Finance	3	995	998	51.1
At 31 December 2015
UK secured retail	2,929	173	3,102	4.2
UK unsecured retail	28	119	147	40.0
Consumer credit cards	105	120	225	26.8
Asset Finance UK Retail	49	51	100	25.5
Run off: Ireland secured retail	143	26	169	13.3
Commercial Banking	986	2,543	3,529	30.9
Run off: Corporate Real Estate, other Corporate and Specialist Finance	9	1,771	1,780	52.5
Run-off Ireland: Commercial real estate and corporate	32	5	37	0.0
73

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Total forborne loans and advances which are not impaired £m	Total forborne loans and advances which are impaired £m	Total loans and advances which are forborne £m	Impairment allowance as a % of loans and advances which are forborne %
At 31 December 2014
UK secured retail	4,128	266	4,394	3.5
UK unsecured retail	23	139	162	39.4
Consumer credit cards	94	140	234	29.1
Asset Finance UK Retail	56	53	109	20.5
Run off: Ireland secured retail	239	41	280	12.7
Commercial Banking	1,896	3,241	5,137	31.0
Run off: Corporate Real Estate, other Corporate and Specialist Finance	86	1,912	1,998	58.3
Run-off Ireland: Commercial real estate and corporate	384	3,052	3,436	72.2

The Group assesses whether a loan benefiting from a UK Government-sponsored programme is impaired or a troubled debt restructuring using the same accounting policies and practices as it does for loans not benefiting from such a programme.

Further information on the schemes operated by the Group to assist borrowers who are experiencing financial stress and on the Group’s forborne loans is set out on pages 53 to 54 and pages 60 to 64.

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

	% of assets	Total £m	Governments and official institutions £m	Banks and other financial institutions £m	Commercial, industrial and other £m
At 31 December 2018:
United States of America	1.6	12,502	4,045	5,091	3,366
At 31 December 2017:
United States of America	1.6	12,963	6,760	3,205	2,998
At 31 December 2016:
United States of America	1.6	13,224	7,564	1,718	3,942

At 31 December 2018, United States of America had commitments of £1,212 million.

At 31 December 2018, no countries had cross-border outstandings of between 0.75 per cent and 1 per cent of assets.

At 31 December 2017, no countries had cross border outstandings of between 0.75 per cent and 1 per cent of assets.

At 31 December 2016, no countries had cross border outstandings of between 0.75 per cent and 1 per cent of assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

REGULATORY AND LEGAL RISK

DEFINITION

Regulatory and legal risk is defined as the risk that the Group is exposed to financial loss, fines, censure, or legal or enforcement action; or to civil or criminal proceedings in the courts (or equivalent) and/or the Group is unable to enforce its rights due to failing to comply with applicable laws (including codes of practice which could have legal implications), regulations, codes of conduct, legal obligations, or a failure to adequately manage actual or threatened litigation, including criminal proceedings.

EXPOSURES

Whilst the Group has a zero risk appetite for material regulatory breaches or material legal incidents, the Group remains exposed to them, driven by significant ongoing and new legislation, regulation and court proceedings in the UK and overseas which in each case needs to be interpreted, implemented and embedded into day-to-day operational and business practices across the Group.

MEASUREMENT

Regulatory and legal risks are measured against a defined risk appetite metric, which is an assessment of material regulatory breaches and material legal incidents.

MITIGATION

The Group undertakes a range of key mitigating actions to manage regulatory and legal risk. These include the following:

–	The Board establishes a Group-wide risk appetite and metric for regulatory and legal risk.

–	Group policies and procedures set out the principles and key controls that should apply across the business which are aligned to the Group risk appetite. Mandated policies and processes require appropriate control frameworks, management information, standards and colleague training to be implemented to identify and manage regulatory and legal risk.

–	Business units identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance.

–	Business units regularly produce management information to assist in the identification of issues and test management controls are working effectively.

–	Risk and Legal provide oversight, proactive support and constructive challenge to the business in identifying and managing regulatory and legal issues.

–	Risk conducts thematic reviews of regulatory compliance and provides oversight of regulatory compliance assessments across businesses and divisions where appropriate.

–	Business units, with the support of divisional and Group-level bodies, conduct ongoing horizon scanning to identify changes in regulatory and legal requirements.

–	The Group engages with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation.

MONITORING

Material risks are managed through the relevant divisional level committees, with review and escalation through Group level committees where appropriate, including the escalation of any material regulatory breaches or material legal incidents.

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

Conduct risks can impact directly or indirectly on the Group’s customers and can materialise from a number of areas across the Group, including: business and strategic planning that does not sufficiently consider customer needs; ineffective management and monitoring of products and their distribution (including the sales process); unclear, unfair, misleading or untimely customer communications; a culture that is not sufficiently customer-centric; poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes; ineffective management and oversight of legacy conduct issues; ineffective management of customers’ complaints or claims; and outsourcing of customer service and product delivery via third-parties that do not have the same level of control, oversight and culture as the Group. The Group is also exposed to the risk of engaging in or failing to manage conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest.

There is a high level of scrutiny regarding financial institutions’ treatment of customers, including those in vulnerable circumstances, from regulatory bodies, the media, politicians and consumer groups.

There continues to be a significant focus on market misconduct, resulting from previous issues relating to London Inter-bank Offered Rate (LIBOR) and foreign exchange (FX).

Due to the level of enhanced focus relating to conduct, there is a risk that certain aspects of the Group’s current or legacy business may be determined by the Financial Conduct Authority, other regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, or in a manner that fails to deliver fair and reasonable customer treatment.

MEASUREMENT

To articulate its conduct risk appetite, the Group has sought more granularity through the use of suitable Conduct Risk Appetite Metrics (CRAMs) and tolerances that indicate where it may be operating outside its conduct risk appetite. These include Board-level conduct risk metrics covering an assessment of overall CRAMs performance, out of appetite CRAMs, Financial Ombudsman Service (FoS) change rates and complaints.

CRAMs have been designed for services and product families offered by the Group and are measured by a consistent set of common metrics. These contain a range of product design, sales and process metrics to provide a more holistic view of conduct risks; some products also have a suite of additional bespoke metrics.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Each of the tolerances for the metrics are agreed for the individual product or service and are regularly tracked. At a consolidated level these metrics are part of the Board risk appetite. The Group continues to evolve its approach to measurements supporting customer vulnerability, process delivery and customer journeys.

MITIGATION

The Group takes a range of mitigating actions with respect to conduct risk. The Group’s ongoing commitment to good customer outcomes sets the tone from the top and supports the development of the right customer-centric culture –  strengthening links between actions to support conduct, culture and customer and enabling more effective control management. Actions to enable good conduct include:

–	Conduct risk appetite established at Group and business area level, with metrics included in the Group risk appetite to ensure ongoing focus.

–	Conduct policies and procedures in place to ensure appropriate controls and processes that deliver fair customer outcomes.

–	Customer needs explicitly considered within business and product level planning and strategy, through divisional customer plans, with integral conduct lens, reviewed and challenged by Group Customer First Committee (GCFC).

–	Cultural transformation, supported by strong direction and tone from senior executives and the Board. This is underpinned by the Group’s values, behaviours and code of responsibility, to deliver the best bank for customers.

–	Continued embedding of the customer vulnerability framework. The Customer Vulnerability Cross Divisional Committee continues to operate at a senior level to prioritise change, drive implementation and ensure consistency across the Group. Significant partnership with Macmillan to support customers with cancer continues, alongside ongoing activities to support all vulnerable customers, including those experiencing financial and domestic abuse.

–	Continued embedding and evolving of the Group’s customer journey strategy and framework to support the Group’s focus on conduct from an end-to-end customer perspective.

–	Enhanced product governance framework to ensure products continue to offer customers fair value, and consistently meet their needs throughout their product life cycle; reviewed and challenged by Group Product Governance Committee (GPGC).

–	Enhanced complaints management through effectively responding to, and learning from, root causes of complaint volumes and FoS change rates.

–	Review and oversight of thematic conduct agenda items at GPGC, ensuring holistic consideration of key Group-wide conduct risks.

–	Enhanced recruitment and training, with a focus on how the Group manages colleagues’ performance with clearer customer accountabilities.

–	Ongoing engagement with third-parties involved in serving the Group’s customers to ensure consistent delivery.

–	Monitoring and testing of customer outcomes to ensure the Group delivers fair outcomes for customers whilst making continuous improvements to products, services and processes.

–	Continued focus on market conduct through training and enhancements of procedures and controls, governed by the Market Steering Committee which also provides read-across for the Group on industry issues.

–	Implementation of enhanced change delivery methodology to enable prioritisation and delivery of initiatives to address conduct challenges.

–	Focus on proactive identification and mitigation of conduct risk in the Group Strategic Review 3.

–	Active engagement with regulatory bodies and other stakeholders to develop understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that the Group’s strategic conduct focus continues to meet evolving stakeholder expectations.

MONITORING

Monitoring and reporting is undertaken at Board, Group and business area committees. As part of the reporting of CRAMs, a robust outcomes testing regime is in place to determine whether the Group is delivering fair outcomes for customers.

GCFC acts as the guardian of customer experience and has responsibility for monitoring and reviewing plans and actions to improve it, including challenging divisions to make changes based on key learnings to support the delivery of the Group’s vision and foster a customer-centric culture.

OPERATIONAL RISK

DEFINITION

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, which can lead to adverse customer impact, reputational damage or financial loss.

EXPOSURES

The principal operational risks to the Group which could result in customer detriment, unfair customer outcomes, financial loss, disruption and/or reputational damage are:

–	A cyber-attack;

–	Change and execution risk in delivering the Group’s change agenda;

–	Failure in IT systems, due to volume of change, and/or aged infrastructure;

–	Failure to protect and manage the Group’s and customers’ data;

–	Internal and/or external fraud or financial crime;

–	Failure to ensure compliance with increasingly complex and detailed regulation including anti-money laundering, anti-bribery, counter-terrorist financing, and financial sanctions and prohibitions laws and regulations; and

–	Operational resilience and damage to physical assets including: terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events.

A number of these risks could increase where there is a reliance on third-party suppliers to provide services to the Group or its customers.

MEASUREMENT

Operational risk is managed across the Group through an operational risk framework and operational risk policies. The operational risk framework includes a risk and control self-assessment process, risk impact likelihood matrix, key risk and control indicators, risk appetite, a robust operational event management and escalation process, scenario analysis and an operational losses process.

Table 1.26 below shows high level loss and event trends for the Group using Basel II categories. Based on data captured on the Group’s Operational Risk System, in 2018 the highest frequency of events occurred in external fraud (59.83 per cent) and execution, delivery and process management (25.52 per cent). Clients, products and business practices accounted for 63.18 per cent of losses by value, driven by legacy issues where impacts materialised in 2018 (excluding PPI).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.26: Operational risk events by risk category (losses greater than or equal to £10,000), excluding PPI1

	% of total volume		% of total losses
	2018	2017	2018	2017
Business disruption and system failures	1.10	1.43	2.80	1.31
Clients, products and business practices	11.61	10.84	63.18	86.23
Damage to physical assets	1.47	1.78	0.20	0.17
Employee practices and workplace safety	–	0.05	–	0.06
Execution, delivery and process management	25.52	24.26	30.03	8.91
External fraud	59.83	61.29	3.68	3.38
Internal fraud	0.47	0.35	0.11	(0.06)
Total	100.00	100.00	100.00	100.00

1	2017 breakdowns have been restated to reflect a number of events that have been reclassified following an internal review.

Operational risk losses and scenario analysis is used to inform the Internal Capital Adequacy Assessment Process (ICAAP). The Group calculates its minimum (Pillar I) operational risk capital requirements using The Standardised Approach (TSA). Pillar II is calculated using internal and external loss data and extreme but plausible scenarios that may occur in the next 12 months.

MITIGATION

The Group’s strategic review considers the changing risk management requirements, adapting the change delivery model to be more agile and develop the people skills and capabilities needed to be a ‘Bank of the Future’. The Group continues to review and invest in its control environment to ensure it addresses the inherent risks faced. Risks are reported and discussed at local governance forums and escalated to executive management and Board as appropriate to ensure the correct level of visibility and engagement. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third-party suppliers to provide services, the Group’s sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.

Mitigating actions to the principal operational risks are:

–	The threat landscape associated with cyber risk continues to evolve and there is significant regulatory attention on this subject. The Board has defined a cyber risk appetite and continues to invest heavily to protect the Group from malicious cyber-attacks. Most recent investment has focused on improving the Group’s approach to identity and access management, improving capability to detect and respond to cyber-attacks and improved ability to manage vulnerabilities across the estate.

–	The Group acknowledges the challenges faced with delivering new strategic initiatives and programmes alongside the extensive agenda of regulatory and legal changes whilst enhancing systems and controls. To address this, impacts of change are assessed in terms of the ability of the business to execute effectively and the potential impact on its risk profile. Key elements are monitored, including identifying resources and skills required to deliver change, critical dependencies and change readiness, while controls are also put in place to manage change activity and are monitored in line with the Group Change Policy. Execution and change risks and controls are reported through Group Transformation governance up to Board Risk Committee, and are recorded on key risk systems to allow for consolidation and aggregation. To supplement this, the Group takes a risk-based approach to change oversight across the three lines of defence, encompassing delivery assurance, risk oversight and audit reviews focused on a combination of specific change activity and broad overarching themes.

–	The Group continues to optimise its approach to IT and operational resilience by investing in technology improvements and enhancing the resilience of systems that support the Group’s critical business processes, primarily through the Technology Resilience Programme, with independent verification of progress on an annual basis. The Board recognises the role that resilient technology plays in achieving the Group’s strategy of becoming the best bank for customers and in maintaining banking services across the wider industry. As such, the Board dedicates considerable time and focus to this subject at both the Board and the Board Risk Committee, and continues to sponsor key investment programmes that enhance resilience.

–	The Group is making a significant investment to improve data, including the security of data and oversight of third-parties. The Group’s strategy is to introduce advanced data management practices, based on Group-wide standards, data-first culture and modern enterprise data platforms, supported by a simplified modern IT architecture.

–	The Group adopts a risk-based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. Fraud risk appetite metrics have been defined, holistically covering the impacts of fraud in terms of losses to the Group, costs of fraud systems and operations, and customer experience of actual and attempted fraud. Oversight of the appropriateness and performance of these metrics is undertaken regularly through business area and Group-level committees. This approach drives a continual programme of prioritised enhancements to the Group’s technology, process and people related controls, with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group’s commercial interests and reputation, comply with legal requirements and meet regulatory expectations. The Group’s fraud awareness programme remains a key component of its fraud control environment, and awareness of fraud risk is supported by mandatory training for all colleagues. The Group also plays an active role with other financial institutions, industry bodies, and enforcement agencies in identifying and combatting fraud.

–	The Group has adopted policies and procedures designed to detect and prevent the use of its banking network for money laundering, terrorist financing, bribery, tax evasion, human trafficking, and modern-day slavery, and activities prohibited by legal and regulatory sanctions. Against a background of increasingly complex and detailed laws and regulations, and of increased criminal and terrorist activity, the Group regularly reviews and assesses its policies, procedures and organisational arrangements to keep them current, effective and consistent across markets and jurisdictions. The Group requires mandatory training on these topics for all employees. Specifically, the anti-money laundering procedures include ‘know-your-customer’ requirements, transaction monitoring technologies, reporting of suspicions of money laundering or terrorist financing to the applicable regulatory authorities, and interaction between the Group’s Financial Intelligence Unit and external agencies and other financial institutions. The Anti-Bribery Policy prohibits the payment, offer, acceptance or request of a bribe, including ‘facilitation payments’ by any employee or agent and provides a confidential reporting service for anonymous reporting of suspected or actual bribery activity. The Sanctions and the Related Prohibitions Policy sets out a framework of controls for compliance with legal and regulatory sanctions.

–	The Group has increased its focus on operational resilience and has updated its operational resilience strategy to reflect changing priorities of both customers and regulators. At the core of its approach to operational resilience are the Group’s Critical business processes which drive all activity, including further mapping of the processes to identify any additional resilience requirements such as impact tolerances in the event of a service outage. The Group continues to develop playbooks that address a range of interruptions from internal and external threats and tests these through scenario-based testing and exercising.
77

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MONITORING

Monitoring and reporting of operational risk is undertaken at Board, Group and divisional risk committees. Each committee monitors key risks, control effectiveness, key risk and control indicators, events, operational losses, risk appetite metrics and the results of independent testing conducted by Risk and/or Internal Audit.

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

PEOPLE RISK

DEFINITION

The risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.

EXPOSURES

The Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives and to be the best bank for customers. The Group is exposed to the following key people risks:

–	Maintaining organisational skills, capability, resilience and capacity levels in response to increasing volumes of organisational, political and external market change;

–	Senior Managers and Certification Regime (SM&CR) and additional regulatory constraints on remuneration structures may impact the Group’s ability to attract and retain talent;

–	The increasing digitisation of the business is changing the capability mix required and may impact the Group’s ability to attract and retain talent;

–	The increasing demands on colleagues and consequential impact colleague wellbeing may impact on the Group’s ability to enhance colleague skills to achieve capability uplift for a digital era; and

–	Colleague engagement may continue to be challenged by ongoing media attention on banking sector culture, conduct and ethical considerations.

MEASUREMENT

People risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of people risk for the Group such as succession, retention, colleague engagement, wellbeing and performance management. In addition to risk appetite measures and limits, people risks and controls are monitored on a monthly basis via the Group’s risk governance framework and reporting structures.

MITIGATION

The Group takes many mitigating actions with respect to people risk. Key areas of focus include:

–	Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning;

–	Continued focus on the Group’s culture by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues;

–	Managing organisational capability and capacity through divisional people strategies to ensure there are the right skills and resources to meet the Group’s customers’ needs and deliver the Group’s strategic plan;

–	Maintain effective remuneration arrangements to ensure they promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations;

–	Ensuring colleague wellbeing strategies and support are in place to meet colleague needs, and that the skills and capability growth required to build a workforce for the ‘Bank of the Future’ are achieved;

–	Ensuring compliance with legal and regulatory requirements related to SM&CR, embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities; and

–	Ongoing consultation with the Group’s recognised unions on changes which impact their members.

MONITORING

People risks from across the Group are monitored and reported through Board and Group Governance Committees in accordance with the Group’s Risk Management Framework. Risk exposures are discussed monthly via the Group People Risk Committee with upwards reporting to Group Risk and Executive Committees. In addition, oversight, challenge and reporting are completed at Risk division level to assess the effectiveness of controls, recommending follow up remedial action if required. All material people risk events are escalated in accordance with the formal Group Operational Risk Policy and People Policies to the respective divisional Managing Directors and the Group Director, Conduct, Compliance and Operational Risk.

INSURANCE UNDERWRITING RISK

DEFINITION

Insurance underwriting risk is defined as the risk of adverse developments in longevity, mortality, persistency, General Insurance underwriting and policyholder behaviour, leading to reductions in earnings and/or value.

EXPOSURES

The major source of insurance underwriting risk within the Group is the Insurance business.

Longevity and persistency are key risks within the life and pensions business. Longevity risk arises from the annuity portfolios where policyholders’ future cash flows are guaranteed at retirement and increases in life expectancy, beyond current assumptions, will increase the cost of annuities. Longevity risk exposures are expected to increase with the Insurance business growth in the annuity market. Persistency assumptions are set to give a best estimate; however customer behaviour may result in increased cancellations or cessation of contributions.

78

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Property insurance risk is a key risk within the General Insurance business, through Home Insurance. Exposures can arise, for example, in extreme weather conditions such as flooding, when property damage claims are higher than expected.

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

MITIGATION

Insurance underwriting risk in the Insurance business is mitigated in a number of ways:

–	Strategic decisions made consider the maintenance of the current well-diversified portfolio of insurance risks;

–	Processes for underwriting, claims management, pricing and product design seek to control exposure. Experts in demographic risk (for example longevity) support the propositions;

–	General Insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements broadly spread over different reinsurers. Detailed modelling, including that of the potential losses under various catastrophe scenarios, supports the choice of reinsurance arrangements;

–	Longevity risk transfer and hedging solutions are considered on a regular basis and since 2017 Insurance has reinsured £2.7 billion of annuitant longevity;

–	Exposure limits by risk type are assessed through the business planning process and used as a control mechanism to ensure risks are taken within risk appetite.

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

EXPOSURES

A capital risk exposure arises when the Group has insufficient capital resources to support its strategic objectives and plans, and to meet external stakeholder requirements and expectations. This could arise due to a depletion of the Group’s capital resources as a result of the crystallisation of any of the risks to which it is exposed. Alternatively a shortage of capital could arise from an increase in the amount of capital that needs to be held either at Group level or at regulated entity or sub-group levels under the Group’s post ring-fence structure. The Group’s capital management approach is focused on maintaining sufficient capital resources to prevent such exposures while optimising value for shareholders.

MEASUREMENT

The Group measures the amount of capital it requires and holds through applying the regulatory framework defined by the Capital Requirements Directive and Regulation (CRD IV) as implemented in the UK by the Prudential Regulation Authority (PRA) and supplemented through additional regulation under the PRA Rulebook.

The minimum amount of total capital, under Pillar 1 of the regulatory framework, is determined as 8 per cent of aggregate risk-weighted assets. At least 4.5 per cent of risk-weighted assets are required to be covered by common equity tier 1 (CET1) capital and at least 6 per cent of risk-weighted assets are required to be covered by tier 1 capital. These minimum Pillar 1 requirements are supplemented by additional minimum requirements under Pillar 2A of the regulatory framework, the aggregate of which is referred to as the Group’s Total Capital Requirement (TCR), and a number of regulatory capital buffers as described below.

Additional minimum requirements under Pillar 2A are set by the PRA as a firm-specific Individual Capital Requirement (ICR) reflecting a point in time estimate, which may change over time, of the minimum amount of capital that is needed by the bank to cover risks that are not fully covered by Pillar 1, such as credit concentration and operational risk, and those risks not covered at all by Pillar 1, such as pensions and interest rate risk in the banking book (IRRBB).

The Group is also required to maintain a number of regulatory capital buffers, which are required to be met with CET1 capital.

Systemic buffers are designed to hold systemically important banks to higher capital standards, so that they can withstand a greater level of stress before requiring resolution.

–	Although the Group is not currently classified as a global systemically important institution (G-SII) under the Capital Requirements Directive, it has been classified as an ‘other’ systemically important institution (O-SII) by the PRA. The O-SII buffer is set to zero in the UK.

–	The systemic risk buffer (SRB) will come into force for UK ring-fenced banks during 2019, with the PRA expected to announce both the SRB rate and date of application for the Group’s Ring-Fenced Bank (RFB) sub-group in the first half of 2019. The size of buffer applied to the RFB sub-group will be dependent upon its total assets. Although the SRB will apply at a sub-consolidated level within the Group’s structure, the PRA has indicated that they will include in the Group’s PRA Buffer an amount equivalent to the RFB sub-group’s SRB. The amount included in the PRA Buffer is expected to be lower as a percentage of Group risk-weighted assets reflecting the assets of the Group that are not held in the RFB sub-group and for which the SRB will not apply.

The capital conservation buffer (CCB) is a standard buffer of 2.5 per cent of risk-weighted assets designed to provide for losses in the event of stress. The CCB has been phased in over a number of years –  during 2018 it was 1.875 per cent and it increased to the full 2.5 per cent on 1 January 2019.

79

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The countercyclical capital buffer (CCYB) is time-varying and is designed to require banks to hold additional capital to remove or reduce the build-up of systemic risk in times of credit boom, providing additional loss absorbing capacity and acting as an incentive for banks to constrain further credit growth. The amount of the buffer is determined by reference to buffer rates set by the FPC for the individual countries where the Group has relevant credit exposures. The CCYB rate for the UK is currently set at 1.0 per cent. The FPC regularly considers the adequacy of the UK CCYB rate in light of the evolution of the overall risk environment. As at 31 December 2018 non-zero buffer rates also currently apply for Norway, Sweden, Hong Kong, Iceland, Slovakia, Czech Republic, and Lithuania. During 2019 France, Bulgaria, Denmark and Ireland will implement non-zero buffer rates. The Group’s overall countercyclical capital buffer at 31 December 2018 was 0.9 per cent of risk-weighted assets, having increased significantly during the year (from 0.002 per cent at 31 December 2017) as a result of the increase in the UK rate from nil to 1.0 per cent, the Group’s relevant credit exposures being predominantly UK based.

As part of the capital planning process, forecast capital positions are subjected to extensive internal stress testing to determine the adequacy of the Group’s capital resources against the minimum requirements, including the ICR. The PRA considers outputs from both the Group’s internal stress tests and the annual Bank of England stress test, in conjunction with the Group’s other regulatory capital buffers, as part of the process for informing the setting of a bank-specific capital buffer for the Group, known as the PRA Buffer. The PRA requires the PRA Buffer to remain confidential between the Group and the PRA.

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

The minimum leverage ratio requirement under the UK Leverage Ratio Framework is 3.25 per cent. This is supplemented by a time-varying countercyclical leverage buffer (CCLB) which is determined by multiplying the leverage exposure measure by 35 per cent of the countercyclical capital buffer (CCYB) rate. As at 31 December 2018 the CCLB was 0.3 per cent (31 December 2017: nil). An additional leverage ratio buffer (ALRB) will apply from 2019 to the Group’s ring-fenced bank (RFB) sub-group, to be determined by multiplying the RFB leverage exposure measure by 35 per cent of the SRB. An equivalent amount of capital, referred to as the Leverage Ratio Group Add-on, will be required to be held at Group level under the UK leverage framework to cover the RFB’s additional leverage ratio buffer.

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement and the entirety of any buffers that may apply must be met by CET1 capital.

The leverage ratio framework does not currently give rise to higher capital requirements for the Group than the risk-based capital framework.

MITIGATION

The Group has a capital management framework including policies and procedures that are designed to ensure that it operates within its risk appetite, uses its capital resources efficiently and continues to comply with regulatory requirements.

The Group is able to accumulate additional capital through the retention of profits over time, which can be enhanced through cutting costs and reducing or cancelling dividend payments and share buybacks, by raising new equity via, for example, a rights issue or debt exchange and by raising additional tier 1 or tier 2 capital through issuing tier 1 instruments or subordinated liabilities. The cost and availability of additional capital is dependent upon market conditions and perceptions at the time. The Group is also able to manage the demand for capital through management actions including adjusting its lending strategy, risk hedging strategies and through business disposals.

Additional measures to manage the Group’s capital position include seeking to optimise the generation of capital demand within the Group’s businesses to strike an appropriate balance of capital held within the Group’s ring-fenced bank (RFB) sub-group and non-ring-fenced insurance and banking subsidiaries and through improving the quality of its capital through liability management exercises.

MONITORING

Capital is actively managed and monitoring capital ratios is a key factor in the Group’s planning processes and stress testing, which separately cover the RFB sub-group and key individual banking entities. Multi-year forecasts of the Group’s capital position, based upon the Group’s operating plan, are produced at least annually to inform the Group’s capital plan whilst shorter term forecasts are more frequently undertaken to understand and respond to variations of the Group’s actual performance against the plan. The capital plans are tested for capital adequacy using a range of stress scenarios covering adverse economic conditions as well as other adverse factors that could impact the Group and the Group maintains a recovery plan which sets out a range of potential mitigating actions that could be taken in response to a stress.

The capital plans also consider the impact of IFRS 9 which has the potential to increase bank capital volatility. Under stress this is primarily a result of provisioning for assets that are not in default at an earlier stage than would have been the case under IAS 39. In addition it currently remains unclear as to how the IFRS 9 requirement to reflect the outcome of multiple future economic scenarios within the calculation of the expected credit losses allowance (ECL) should be reflected in capital stress tests.

The Group notes that the UK regulatory authorities have previously announced, via the Financial Policy Committee (FPC), that the change in accounting standard will not change the cumulative losses banks incur during any given stress period (the losses will however be provided for at an earlier point in the stress) and that the FPC will take steps to ensure that the interaction of IFRS 9 accounting with its annual stress test does not result in de facto increases in capital requirements. In the short term the IFRS 9 transitional arrangements for capital, which the Group has adopted, will provide some stability in capital requirements against increased provisioning, measurement uncertainty and volatility, introduced in the accounting by the adoption of IFRS 9.

Regular reporting of actual and projected ratios for Group, the RFB sub-group and key legal entities, including those in stressed scenarios, is undertaken, including submissions to the Group Capital Risk Committee (GCRC), Group Financial Risk Committee (GFRC), Group Asset and Liability Committee (GALCO), Group Risk Committee (GRC), Board Risk Committee (BRC) and the Board. Capital policies and procedures are well established and subject to independent oversight.

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

Target capital ratios

The Board’s view of the current level of CET1 capital required remains at around 13 per cent. In addition to this amount the Group intends to hold a management buffer of around 1 per cent to provide capacity for growth, meet regulatory requirements and cover uncertainties.

This takes into account, amongst other things:

–	the minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets.
80

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	the Group’s Pillar 2A ICR set by the PRA, reflecting their point in time estimate, which may change over time, of the amount of capital that is needed in relation to risks not covered by Pillar 1. During the year the PRA updated the Group’s ICR representing a reduction from 5.4 per cent to 4.6 per cent of risk-weighted assets at 31 December 2018, of which 2.6 per cent must be met by CET1 capital. The requirement has increased to 4.7 per cent of risk-weighted assets, of which 2.7 per cent must be met by CET1 capital, from 1 January 2019 to reflect the commencement of the UK’s ring-fencing regime.

–	the capital conservation buffer (CCB) requirement of 1.875 per cent of risk-weighted assets, increasing to 2.5 per cent of risk-weighted assets from 1 January 2019.

–	the Group’s current countercyclical capital buffer (CCYB) requirement of 0.9 per cent of risk-weighted assets.

–	the introduction of the SRB during 2019 for the RFB sub-group, which will require the Group to hold an equivalent monetary amount of capital.

–	the Group’s PRA Buffer, which the PRA sets after taking account of the results of the PRA stress tests and other information, as well as outputs from the Group’s internal stress tests. The PRA requires the PRA Buffer itself to remain confidential between the Group and the PRA.

Dividend policy

The Group has established an ordinary dividend policy that is both progressive and sustainable, based on growing the ordinary dividend per share over time. The rate of growth of the ordinary dividend will be decided by the Board in light of the circumstances at the time.

The Board also gives due consideration to the return of surplus capital through the use of special dividends or share buybacks. Surplus capital represents capital over and above the amount management wish to retain to grow the business, meet regulatory requirements and cover uncertainties. The amount of required capital may vary from time to time depending on circumstances and by its nature there can be no guarantee that any return of surplus capital will be appropriate in future years.

The ability of the Group to pay a dividend is also subject to constraints including the availability of distributable reserves, legal and regulatory restrictions and the financial and operating performance of the entity.

Distributable reserves are determined as required by the Companies Act 2006 by reference to a company’s individual financial statements. At 31 December 2018 Lloyds Banking Group plc (‘the Company’) had accumulated distributable reserves of approximately £8.5 billion. Substantially all of the Company’s merger reserve is available for distribution under UK company law as a result of transactions undertaken to recapitalise the Company in 2009.

Lloyds Banking Group plc acts as a holding company which also issues capital and other securities to capitalise and fund the activities of the Group. The profitability of the holding company, and consequently its ability to sustain dividend payments, is therefore dependent upon the continued receipt of dividends from its main operating subsidiaries, including Lloyds Bank plc (the ring-fenced bank), Lloyds Bank Corporate Markets plc (the non-ring-fenced bank), LBG Equity Investments Limited (the non-ring-fenced investments business) and Scottish Widows Group Limited (the insurance business). A number of Group subsidiaries, principally those with banking and insurance activities, are subject to regulatory capital requirements which require minimum amounts of capital to be maintained relative to their size and risk. The principal operating subsidiary is Lloyds Bank plc which, at 31 December 2018, had a consolidated CET1 capital ratio of 14.9 per cent (31 December 2017: 15.8 per cent). The Group actively manages the capital of its subsidiaries, which includes monitoring the regulatory capital ratios for its banking and insurance subsidiaries and, on a consolidated basis, the RFB sub-group against approved internal risk appetite limits. The Group operates a formal capital management policy which requires all subsidiary entities to remit any surplus capital to their parent companies.

Minimum requirement for own funds and eligible liabilities (MREL)

The purpose of the minimum requirement for own funds and eligible liabilities (MREL) is to require firms to maintain sufficient equity and liabilities that are capable of credibly bearing losses in resolution. MREL can be satisfied by a combination of regulatory capital and certain unsecured debt resources (which must be subordinate to a firm’s operating liabilities).

In November 2016 the Bank of England published a statement of policy on its approach for setting MREL in line with EU requirements.

Applying the Bank of England’s MREL policy to minimum capital requirements from 1 January 2019, the Group’s indicative MREL requirement, excluding regulatory capital buffers, is as follows:

–	From 2020, 2 times Pillar 1 plus Pillar 2A, equivalent to 20.7 per cent of risk-weighted assets

–	From 2022, 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 25.4 per cent of risk-weighted assets

The Bank of England will review the calibration of MREL in 2020 before setting final end-state requirements to be met from 2022. This review will take into consideration any changes to the capital framework, including the finalisation of Basel III.

During 2018, the Group issued £8.8 billion (sterling equivalent) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL. Combined with previous issuances made over the last two years the Group remains comfortably positioned to meet MREL requirements from 2020 and, as at 31 December 2018, had a transitional MREL ratio of 32.4 per cent of risk-weighted assets.

Analysis of capital position

The Group’s CET1 capital ratio increased by 2.10 per cent on an adjusted basis before ordinary dividends and the share buyback, primarily as a result of:

–	Strong underlying capital build, net of remediation costs, of 1.95 per cent, largely driven by underlying profits

–	Dividends paid by the Insurance business in July 2018 and in February 2019, in relation to 2018 earnings generating an increase of 0.25 per cent

–	The completion of the sale of the Irish mortgage portfolio in the second half of the year which resulted in a 0.25 per cent increase

–	Other movements, resulting in a net increase of 0.03 per cent, included the impact of structural changes arising from transfer between Insurance and the ring-fenced bank, risk-weighted asset reductions, market movements and additional pension contributions

–	Offset by a reduction of 0.38 per cent relating to PPI charges

The implementation of IFRS 9 on 1 January 2018 resulted in an initial reduction in CET1 capital of 0.30 per cent which, following the application of transitional relief, reduced to 0.01 per cent. No additional relief has been recognised at 31 December 2018 as Stage 1 and Stage 2 expected credit losses (ECLs), net of regulatory expected losses, have not increased beyond the position at 1 January 2018.

Overall the Group’s CET1 ratio has strengthened to 16.0 per cent on an adjusted basis before ordinary dividends and the share buyback. After ordinary dividends the Group’s CET1 ratio reduces to 14.8 per cent on an adjusted basis. In addition the Board intends to implement a share buyback programme of up to £1.75 billion, equivalent to 2.46 pence per share. The buyback will impact the Group’s capital position in 2019 and is expected to reduce CET1 capital by c. 0.9 per cent. Allowing for this at 31 December 2018 the adjusted CET1 ratio would be 13.9 per cent after ordinary dividends (31 December 2017: 13.9 per cent adjusted, after ordinary dividends and the share buyback).

Excluding the Insurance dividend paid in February 2019 the Group’s CET1 ratio has strengthened to 15.8 per cent before ordinary dividends and the share buyback and 14.6 per cent after ordinary dividends (31 December 2017: 14.1 per cent).

The accrual for foreseeable dividends reflects the recommended final ordinary dividend of 2.14 pence per share.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The transitional total capital ratio, after ordinary dividends, increased by 1.7 per cent to 22.9 per cent, largely reflecting the issuance of new AT1 and dated subordinated debt instruments, foreign exchange movements on subordinated debt instruments, the reduction in the significant investments deduction from tier 2 capital, the increase in CET1 capital and the reduction in risk-weighted assets, partially offset by the amortisation of dated tier 2 instruments and the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments.

Total capital requirement

The Group’s total capital requirement (TCR) as at 31 December 2018, being the aggregate of the Group’s Pillar 1 and current Pillar 2A capital requirements, was £26,124 million (31 December 2017: £28,180 million).

Capital resources

An analysis of the Group’s capital position as at 31 December 2018 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis. In addition the Group’s capital position reflects the application of the transitional arrangements for IFRS 9.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.27: Capital resources (audited)

The table below summarises the consolidated capital position of the Group. The Group’s Pillar 3 Report will provide a comprehensive analysis of the own funds of the Group.

	Transitional		Fully loaded
	At 31 Dec 2018 £m	At 31 Dec 2017 £m	At 31 Dec 2018 £m	At 31 Dec 2017 £m
Common equity tier 1
Shareholders’ equity per balance sheet	43,434	43,551	43,434	43,551
Adjustment to retained earnings for foreseeable dividends	(1,523)	(1,475)	(1,523)	(1,475)
Deconsolidation adjustments[1]	2,273	1,301	2,273	1,301
Adjustment for own credit	(280)	109	(280)	109
Cash flow hedging reserve	(1,051)	(1,405)	(1,051)	(1,405)
Other adjustments	(19)	(177)	(19)	(177)
	42,834	41,904	42,834	41,904
less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,667)	(2,966)	(3,667)	(2,966)
Prudent valuation adjustment	(529)	(556)	(529)	(556)
Excess of expected losses over impairment provisions and value adjustments	(27)	(498)	(27)	(498)
Removal of defined benefit pension surplus	(994)	(541)	(994)	(541)
Securitisation deductions	(191)	(191)	(191)	(191)
Significant investments[1]	(4,222)	(4,250)	(4,222)	(4,250)
Deferred tax assets	(3,037)	(3,255)	(3,037)	(3,255)
Common equity tier 1 capital	30,167	29,647	30,167	29,647
Additional tier 1
Other equity instruments	6,466	5,330	6,466	5,330
Preference shares and preferred securities[2]	4,008	4,503	–	–
Transitional limit and other adjustments	(1,804)	(1,748)	–	–
	8,670	8,085	6,466	5,330
less: deductions from tier 1
Significant investments[1]	(1,298)	(1,403)	–	–
Total tier 1 capital	37,539	36,329	36,633	34,977
Tier 2
Other subordinated liabilities[2]	13,648	13,419	13,648	13,419
Deconsolidation of instruments issued by insurance entities[1]	(1,767)	(1,786)	(1,767)	(1,786)
Adjustments for transitional limit and non-eligible instruments	1,504	1,617	(1,266)	(1,252)
Amortisation and other adjustments	(2,717)	(3,524)	(2,717)	(3,565)
Eligible provisions	–	120	–	120
	10,668	9,846	7,898	6,936
less: deductions from tier 2
Significant investments[1]	(973)	(1,516)	(2,271)	(2,919)
Total capital resources	47,234	44,659	42,260	38,994

Risk-weighted assets (unaudited)	206,366	210,919	206,366	210,919

Common equity tier 1 capital ratio[3]	14.6%	14.1%	14.6%	14.1%
Tier 1 capital ratio	18.2%	17.2%	17.8%	16.6%
Total capital ratio	22.9%	21.2%	20.5%	18.5%

1	For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (shown as ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.

3	The Group's common equity tier 1 ratio is 14.8 per cent reflecting the dividend paid by the Insurance business in February 2019 in relation to its 2018 earnings. The post share buyback common equity tier 1 ratio is 13.9 per cent on an adjusted basis (31 December 2017: 13.9 per cent).
83

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Movements in capital resources

The key difference between the transitional capital calculation as at 31 December 2018 and the fully loaded equivalent is primarily related to capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under CRD IV, which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022. The key movements on a transitional basis are set out in the table below.

Table 1.28: Movements in capital resources

	Common Equity tier 1 £m	Additional Tier 1 £m	Tier 2 £m	Total capital £m
At 31 December 2017	29,647	6,682	8,330	44,659
Banking profit attributable to ordinary shareholders[1]	3,759	–	–	3,759
Movement in foreseeable dividends[2]	(48)	–	–	(48)
Dividends paid out on ordinary shares during the year	(2,240)	–	–	(2,240)
Dividends received from the Insurance business[1]	750	–	–	750
Share buyback completed	(1,005)	–	–	(1,005)
Restatement of retained earnings on adoption of IFRS 9	(929)	–	–	(929)
IFRS 9 transitional adjustment to retained earnings	478	–	–	478
Movement in treasury shares and employee share schemes	300	–	–	300
Pension movements:
Removal of defined benefit pension surplus	(453)	–	–	(453)
Movement through other comprehensive income	90	–	–	90
Fair value through other comprehensive income reserve	(401)	–	–	(401)
Prudent valuation adjustment	27	–	–	27
Deferred tax asset	218	–	–	218
Goodwill and other intangible assets	(701)	–	–	(701)
Excess of expected losses over impairment provisions and value adjustments	471	–	–	471
Significant investments	28	105	543	676
Eligible provisions[3]	–	–	(120)	(120)
Movements in subordinated debt:
Repurchases, redemptions and other	–	(551)	(824)	(1,375)
Issuances	–	1,136	1,766	2,902
Other movements	176	–	–	176
At 31 December 2018	30,167	7,372	9,695	47,234

1	Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital. The £750 million of dividends received from Insurance during the year include £600 million in respect of their 2017 full year ordinary dividend and £150 million in respect of their 2018 interim ordinary dividend.

2	Includes the accrual for the 2018 full year ordinary dividend and the reversal of the accrual for the 2017 full year ordinary dividend which was paid during the year.

3	The movement in eligible provisions reflects the adjustment made in respect of the application of the IFRS 9 transitional arrangements.

CET1 capital resources have increased by £520 million over the year, primarily reflecting:

–	profit generation during the year

–	receipt of the dividends paid by the Insurance business in February 2018 and July 2018

–	movements in treasury shares and the employee share schemes

–	a reduction in the deferred tax asset deduction

–	a reduction in excess expected losses resulting from the partial absorption of the increase in impairment provisions following the adoption of IFRS 9 on 1 January 2018 (remaining expected losses deducted from capital relate specifically to equity exposures), offset by the impact on retained earnings (net of transitional relief)

–	largely offset by the interim dividend paid in September 2018, the accrual for the 2018 full year ordinary dividend, the completion of the share buyback programme during the year, the increase in the defined benefit pension scheme surplus deduction, movements through the fair value through other comprehensive income (FVOCI) reserve and an increase in intangible assets which are deducted from capital

AT1 capital resources have increased by £690 million in the period, primarily reflecting the issuance of a new AT1 capital instrument during the year, partially offset by the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments.

Tier 2 capital resources have increased by £1,365 million in the period largely reflecting the issuance of new dated subordinated debt instruments, foreign exchange movements and a reduction in the significant investments deduction following the redemption by Scottish Widows of a subordinated debt instrument issued to the Group, partially offset by the amortisation of dated instruments.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.29: Minimum requirement for own funds and eligible liabilities

An analysis of the Group’s current transitional MREL position is provided below.

	Transitional
	At 31 Dec 2018 £m	At 31 Dec 2017 £m
Total capital resources (transitional basis)	47,234	44,659
Ineligible AT1 and tier 2 instruments[1]	(613)	(1,350)
Senior unsecured securities issued by Lloyds Banking Group plc	20,213	10,815
Total MREL[2]	66,834	54,124
Risk-weighted assets	206,366	210,919
MREL ratio[3]	32.4%	25.7%

1	Instruments with less than one year to maturity or governed under non-EEA law without a contractual bail-in clause.

2	Until 2022, externally issued regulatory capital in operating entities can count towards the Group’s MREL to the extent that such capital would count towards the Group’s consolidated capital resources.

3	The MREL ratio is 32.6 per cent on an adjusted basis upon recognition of the dividend paid by the Insurance business in February 2019 in relation to its 2018 earnings (31 December 2017: 26.0 per cent adjusted).

Table 1.30: Risk-weighted assets

	At 31 Dec 2018 £m	At 31 Dec 2017 £m
Foundation Internal Ratings Based (IRB) Approach	60,555	60,207
Retail IRB Approach	59,522	61,588
Other IRB Approach	15,666	17,191
IRB Approach	135,743	138,986
Standardised (STA) Approach	25,757	25,503
Credit risk	161,500	164,489
Counterparty credit risk	5,718	6,055
Contributions to the default funds of central counterparties	830	428
Credit valuation adjustment risk	702	1,402
Operational risk	25,505	25,326
Market risk	2,085	3,051
Underlying risk-weighted assets	196,340	200,751
Threshold risk-weighted assets[1]	10,026	10,168
Total risk-weighted assets	206,366	210,919

1	Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

Table 1.31: Risk-weighted assets movement by key driver

	Credit risk IRB £m	Credit risk STA £m	Credit risk total[2] £m	Counterparty credit risk[3] £m	Market risk £m	Operational risk £m	Total £m
Total risk-weighted assets as at 31 December 2017							210,919
Less threshold risk-weighted assets[1]							10,168
Risk-weighted assets as at 31 December 2017	138,986	25,503	164,489	7,885	3,051	25,326	200,751
Asset size	(271)	591	320	75	–	–	395
Asset quality	759	354	1,113	(348)	–	–	765
Model updates	1,472	–	1,472	–	(708)	–	764
Methodology and policy	(1,002)	182	(820)	(136)	–	–	(956)
Acquisitions and disposals	(4,892)	(984)	(5,876)	–	–	–	(5,876)
Movements in risk levels (market risk only)	–	–	–	–	(901)	–	(901)
Foreign exchange movements	639	(21)	618	(220)	–	–	398
Other	52	132	184	(6)	643	179	1,000
Risk-weighted assets as at 31 December 2018	135,743	25,757	161,500	7,250	2,085	25,505	196,340
Threshold risk-weighted assets[1]							10,026
Total risk-weighted assets as at 31 December 2018							206,366

1	Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investments in the Group’s Insurance business.

2	Credit risk includes securitisation risk-weighted assets.

3	Counterparty credit risk includes movements in contributions to the default funds of central counterparties and movements in credit valuation adjustment risk.
85

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The risk-weighted assets movement table provides analysis of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.

Credit risk, risk-weighted assets:

–	Asset size net increase of £0.3 billion includes targeted growth in some key customer segments

–	Asset quality increase of £1.1 billion captures movements due to changes in borrower risk, including moves in and out of default, and changes in the economic environment

–	Model update increases of £1.5 billion were driven by model refinements, principally within retail portfolios

–	Methodology and policy reductions of £0.8 billion were driven by further capital efficient securitisation activity

–	Acquisitions and disposals reduction of £5.9 billion reflects the sale of the Irish mortgage portfolio and certain strategic equity holdings

–	Sterling foreign exchange movements, principally with Euro and US Dollar, contributed to an increase of £0.6 billion in credit risk-weighted assets

Counterparty credit risk, risk-weighted assets reduction of £0.6 billion was mainly driven by lower CVA risk-weighted assets, foreign exchange movements and yield movement.

Market risk, risk-weighted assets reductions of £1.0 billion were largely due to a reduction in underlying positions and refinements to internal models, partly offset by migrations to Lloyds Bank Corporate Markets.

Operational risk, risk-weighted assets increased following the annual update of the income based Standardised Approach operational risk calculation.

LEVERAGE RATIO

Analysis of leverage movements

The Group’s fully loaded UK leverage ratio increased to 5.5 per cent reflecting the increase in tier 1 capital, partially offset by the £6.0 billion increase in the exposure measure. The latter largely reflects increases in both the derivatives exposure measure and securities financing transactions (SFT) exposure measure, offset in part by the reduction in financial assets at fair value through other comprehensive income and the reduction in off-balance sheet items.

On an adjusted basis the UK leverage ratio increased to 5.6 per cent from 5.4 per cent adjusted at 31 December 2017, reflecting the increase in the adjusted fully loaded tier 1 capital position, partially offset by the increase in the exposure measure.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustment, increased by £5.0 billion during the period, predominantly reflecting a reduction in the regulatory netting benefit and a higher volume of trades through central counterparties, including longer dated trades, which has contributed to the increase in the regulatory potential future exposure. The movements in part reflect the impact of the separation of derivative portfolios between the ring-fenced and non-ring-fenced banks and the establishment of the latter through Lloyds Bank Corporate Markets.

The SFT exposure measure, representing SFT assets per the balance sheet net of deconsolidation and other SFT adjustments, increased by £21.8 billion during the period, largely reflecting a continued increase in customer volumes, partially offset by a small reduction in trading volumes.

Off-balance sheet items reduced by £2.0 billion during the period, primarily reflecting a net reduction in securitisation financing facility commitments, including drawdowns, and a small reduction in new residential mortgage offers placed.

The average UK leverage ratio of 5.5 per cent over the quarter, compared to 5.3 per cent at the start of the quarter, primarily reflected the issuance of a new AT1 capital instrument in October 2018, partially offset by a marginally higher average exposure measure over the quarter when compared to the position at the end of the quarter.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The table below summarises the component parts of the Group’s leverage ratio. Further analysis will be provided in the Group’s Pillar 3 Report.

Table 1.32: Leverage ratio

	Fully loaded
	At 31 Dec	At 31 Dec
	2018	2017
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	30,167	29,647
Additional tier 1 capital	6,466	5,330
Total tier 1 capital	36,633	34,977
Exposure measure
Statutory balance sheet assets
Derivative financial instruments	23,595	25,834
Securities financing transactions	69,301	49,193
Loans and advances and other assets	704,702	737,082
Total assets	797,598	812,109
Qualifying central bank claims	(50,105)	(53,842)
Deconsolidation adjustments[1]
Derivative financial instruments	(1,376)	(2,043)
Securities financing transactions	(487)	(85)
Loans and advances and other assets	(130,048)	(140,387)
Total deconsolidation adjustments	(131,911)	(142,515)
Derivatives adjustments
Adjustments for regulatory netting	(8,828)	(13,031)
Adjustments for cash collateral	(10,536)	(7,380)
Net written credit protection	539	881
Regulatory potential future exposure	18,250	12,335
Total derivatives adjustments	(575)	(7,195)
Securities financing transactions adjustments	40	(2,022)
Off-balance sheet items	56,393	58,357
Regulatory deductions and other adjustments	(8,163)	(7,658)
Total exposure measure[2]	663,277	657,234
Average exposure measure[3]	669,896
UK Leverage ratio[2,5]	5.5%	5.3%
Average UK leverage ratio[3]	5.5%
CRD IV exposure measure[4]	713,382	711,076
CRD IV leverage ratio[4]	5.1%	4.9%

1	Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, being primarily the Group’s Insurance business.

2	Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.

3	The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2018 to 31 December 2018). The average of 5.5 per cent compares to 5.3 per cent at the start and 5.5 per cent at the end of the quarter.

4	Calculated in accordance with CRD IV rules which include central bank claims within the leverage exposure measure.

5	The UK leverage ratio is 5.6 per cent on an adjusted basis upon recognition of the dividend paid by the Insurance business in February 2019 in relation to its 2018 earnings (31 December 2017: 5.4 per cent adjusted).

Table 1.33: Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 31 Dec	At 1 Jan	At 31 Dec
	2018	2018	2017
Common equity tier 1 (£m)	29,592	29,060	29,647
Transitional tier 1 (£m)	36,964	35,742	36,329
Transitional total capital (£m)	47,195	44,636	44,659
Total risk-weighted assets (£m)	206,614	211,200	210,919
Common equity tier 1 ratio (%)	14.3%	13.8%	14.1%
Transitional tier 1 ratio (%)	17.9%	16.9%	17.2%
Transitional total capital ratio (%)	22.8%	21.1%	21.2%
UK leverage ratio exposure measure (£m)	663,182	656,886	657,234
UK leverage ratio (%)	5.4%	5.2%	5.3%
87

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Further details on the Group’s adoption of the transitional arrangements for IFRS 9 can be found in the Group publication entitled ‘IFRS 9 “Financial Instruments” Transition’, published in March 2018 and located on the Group’s website at http://www.lloydsbankinggroup.com/investors/financial-performance/.

The Group has opted to apply paragraph 4 of CRR Article 473a (the ‘transitional rules’) which allows for additional capital relief in respect of any post 1 January 2018 increase in Stage 1 and Stage 2 IFRS 9 expected credit loss provisions (net of regulatory expected losses) during the transition period. As at 31 December 2018 no additional capital relief has been recognised.

Stress testing

The Group undertakes a wide ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme the Group conducts macroeconomic stress tests of the operating plans.

In 2018 the Group participated in both the concurrent UK stress test run by the Bank of England (BoE) and in the European Banking Authority’s (EBA) bi-annual EU-wide stress test. The EBA stress test did not contain a pass/fail threshold and as announced in November, the Group demonstrated its ability to meet applicable capital requirements under stressed conditions. In the case of the BoE stress test, despite the severity of the scenario, the Group exceeded the capital and leverage hurdles after the application of management actions, and as a consequence was not required to take any capital actions.

G-SIB indicators

Although the Group is not currently classified as a Global Systemically Important Bank (G-SIB), by virtue of the Group’s leverage exposure measure exceeding €200 billion the Group is required to report G-SIB indicator metrics to the PRA. The Group’s indicator metrics used within the 2018 Basel G-SIBs annual exercise will be disclosed from April 2019 and the results are expected to be made available by the Basel Committee later this year.

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

The Solvency II regime for insurers and insurance groups came into force from 1 January 2016. The insurance businesses are required to calculate solvency capital requirements and available capital on a risk-based approach. The Insurance business of the Group calculates regulatory capital on the basis of an internal model, which was approved by the PRA on 5 December 2015, with the latest major change to the model approved in November 2018.

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

EXPOSURE

Liquidity exposure represents the potential stressed outflows in any future period less expected inflows. The Group considers liquidity exposure from both an internal and a regulatory perspective.

MEASUREMENT

Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturities with behavioural overlays as appropriate. Note 52 on page F-88 sets out an analysis of assets and liabilities by relevant maturity grouping. The Group undertakes quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities in order to reflect their expected behaviour.

MITIGATION

The Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements. Liquidity policies and procedures are subject to independent internal oversight by Risk. Overseas branches and subsidiaries of the Group may also be required to meet the liquidity requirements of the entity’s domestic country. Management of liquidity requirements is performed by the overseas branch or subsidiary in line with Group Policy. Liquidity risk of the Insurance business is actively managed and monitored within the Insurance business. The Group plans funding requirements over the life of the funding plan, combining business as usual and stressed conditions. The Group manages its liquidity position with regard to its internal risk appetite and the Liquidity Coverage Ratio (LCR) required by the PRA and Capital Requirements Directive and Regulation (CRD IV) liquidity requirements.

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

To assist in managing the balance sheet, the Group operates a Liquidity Transfer Pricing (LTP) process which: allocates relevant interest expenses from the centre to the Group’s banking businesses within the internal management accounts; helps drive the correct inputs to customer pricing; and is consistent with regulatory requirements. LTP makes extensive use of behavioural maturity profiles, taking account of expected customer loan prepayments and stability of customer deposits, modelled on historic data.

The Group can monetise liquid assets quickly, either through the repurchase agreements (repo) market or through outright sale. In addition, the Group has pre-positioned a substantial amount of assets at the Bank of England’s Discount Window Facility which can be used to access additional liquidity in a time of stress. The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of liquid assets. The Group’s liquid asset buffer is available for deployment at immediate notice, subject to complying with regulatory requirements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Liquidity risk within the Insurance business may result from: the inability to sell financial assets quickly at their fair values; an insurance liability falling due for payment earlier than expected; the inability to generate cash inflows as anticipated; an unexpected large operational event; or from a general insurance catastrophe e.g. a significant weather event. Liquidity risk is actively managed and monitored within the Insurance business to ensure that it remains within approved risk appetite, so that even under stress conditions, there is sufficient liquidity to meet obligations.

MONITORING

Daily monitoring and control processes are in place to address internal and regulatory liquidity requirements. In order to meet ring-fencing requirements from 1 January 2019, the shape and scale of liquidity reporting has increased with additional monitoring and reporting requirements for the Ring-Fenced Bank (RFB) sub-group and non-ring-fenced banking entities. The Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to the Group. This captures regulatory metrics as well as metrics the Group considers relevant for its liquidity profile. These are a mixture of quantitative and qualitative measures, including: daily variation of customer balances; changes in maturity profiles; funding concentrations; changes in LCR outflows; credit default swap (CDS) spreads; and basis risks.

The Group carries out internal stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer-term horizons against a range of scenarios forming an important part of the internal risk appetite. The scenarios and assumptions are reviewed at least annually to ensure that they continue to be relevant to the nature of the business including reflecting emerging horizon risks to the Group, such as a further sovereign downgrade. For further information on the Group’s 2018 liquidity stress testing results refer to page 92.

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

Funding and liquidity management in 2018

The Group has maintained its strong funding and liquidity position with a stable loan to deposit ratio of 107 per cent.

During the year, the Group took advantage of favourable funding markets to raise £21.4 billion of new term wholesale funding in order to refinance maturities in the year including the Bank of England’s Funding for Lending Scheme (FLS) and increase liquidity buffers. As a result wholesale funding increased from £101.1 billion to £123.3 billion.

During 2018, the Group repaid £12 billion of its FLS drawings, which has reduced the amount outstanding to £13.1 billion at 31 December 2018. The balance of Term Funding Scheme drawings remains at £19.9 billion as at 31 December 2018.

The Group’s liquidity position remains strong and in excess of the regulatory minimum and internal risk appetite, with a LCR of 130 per cent as at 31 December 2018 based on the EU Delegated Act. Total LCR eligible liquid assets as at 31 December 2018 were £129.4 billion, up £8.5 billion in the year.

The Group’s strong ratings continue to reflect its robust balance sheet, improved profitability and bail-in capital position. During 2018, S&P upgraded Lloyds Bank plc’s long-term rating by one notch to ‘A+’ and S&P, Moody’s and Fitch assigned definitive ratings to Lloyds Bank Corporate Markets (LBCM) of A/ A1/A respectively.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.34: Group funding position

		At 1 Jan		At 31 Dec
	At 31 Dec	2018		2017
	2018	(adjusted)[1]	Change	(reported)	Change
	£bn	£bn	(%)	£bn	(%)
Funding requirement
Loans and advances to customers[2]	444.4	444.2	–	455.7	(2)
Loans and advances to banks[3]	5.9	1.7		4.1	44
Debt securities at amortised cost	4.0	3.3	21	3.6	11
Reverse repurchase agreements	–	0.7		0.7
Financial assets at fair value through other comprehensive income – non-LCR eligible[4]	0.8	1.7	(53)
Available-for-sale financial assets – non-LCR eligible[4]				0.9
Cash and balances at central bank – non-LCR eligible[5]	5.8	4.8	21	4.8	21
Funded assets	460.9	456.4	1	469.8	(2)
Other assets[6]	212.9	247.2	(14)	234.7	(9)
	673.8	703.6	(4)	704.5	(4)
On balance sheet LCR eligible liquid assets
Reverse repurchase agreements	40.9	16.9		16.9
Cash and balances at central banks[5]	48.9	53.7	(9)	53.7	(9)
Debt securities at amortised cost	1.2
Financial assets at fair value through other comprehensive income	24.0	41.2	(42)
Available-for-sale financial assets				41.2
Trading and fair value through profit and loss	11.9	1.7		1.7
Repurchase agreements	(3.1)	(5.9)	(47)	(5.9)	(47)
	123.8	107.6	15	107.6	15
Total Group assets	797.6	811.2	(2)	812.1	(2)
Less: other liabilities[6]	(187.9)	(226.8)	(17)	(226.5)	(17)
Funding requirement	609.7	584.4	4	585.6	4
Funded by
Customer deposits[7]	416.3	415.5		415.5	–
Wholesale funding[8]	123.3	101.1	22	101.1	22
	539.6	516.6	4	516.6	4
Term funding scheme	19.9	19.9	–	19.9
Total equity	50.2	47.9	5	49.1	2
Total funding	609.7	584.4	4	585.6	4

1	Adjusted to reflect the implementation of IFRS 9 and IFRS 15.

2	Excludes reverse repos of £40.5 billion (1 January 2018: £16.8 billion; 31 December 2017: £16.8 billion).

3	Excludes nil (31 December 2017: £1.7 billion) of loans and advances to banks within the Insurance business and £0.4 billion (1 January 2018: £0.8 billion; 31 December 2017: £0.8 billion) of reverse repurchase agreements.

4	Non-LCR eligible liquid assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).

5	Cash and balances at central banks are combined in the Group’s balance sheet.

6	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.

7	Excludes repos of £1.8 billion (1 January 2018: £2.6 billion; 31 December 2017: £2.6 billion).

8	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
90

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.35: Reconciliation of Group funding to the balance sheet (audited)

	Included in funding analysis £bn	Repos and cash collateral received by Insurance £bn	Fair value and other accounting methods £bn	Balance sheet £bn
At 31 December 2018
Deposits from banks	8.3	22.1	(0.1)	30.3
Debt securities in issue	97.1	–	(5.9)	91.2
Subordinated liabilities	17.9	–	(0.2)	17.7
Total wholesale funding	123.3	22.1
Customer deposits	416.3	1.8	–	418.1
Total	539.6	23.9
At 31 December 2017
Deposits from banks	5.1	24.1	0.6	29.8
Debt securities in issue	78.1	–	(5.6)	72.5
Subordinated liabilities	17.9	–	–	17.9
Total wholesale funding	101.1	24.1
Customer deposits	415.5	2.6	–	418.1
Total	516.6	26.7

Table 1.36: Analysis of 2018 total wholesale funding by residual maturity

	Less than one month £bn	One to three months £bn	Three to six months £bn	Six to nine months £bn	Nine months to one year £bn	One to two years £bn	Two to five years £bn	More than five years £bn	Total at 31 Dec 2018 £bn	Total at 31 Dec 2017 £bn
Deposit from banks	5.3	0.9	0.7	0.1	0.1	0.5	0.7	–	8.3	5.1
Debt securities in issue:
Certificates of deposit	1.7	2.4	4.1	1.3	1.3	1.2	–	–	12.0	10.0
Commercial paper	1.1	2.7	3.8	0.3	0.1	–	–	–	8.0	3.2
Medium-term notes	0.5	–	0.1	2.2	0.3	4.5	16.0	21.8	45.4	37.4
Covered bonds	0.7	–	1.1	1.0	–	5.5	12.6	6.2	27.1	24.7
Securitisation	–	0.6	–	0.1	–	2.8	–	1.1	4.6	2.8
	4.0	5.7	9.1	4.9	1.7	14.0	28.6	29.1	97.1	78.1
Subordinated liabilities	0.1	0.1	–	0.3	0.1	2.4	2.7	12.2	17.9	17.9
Total wholesale funding[1]	9.4	6.7	9.8	5.3	1.9	16.9	32.0	41.3	123.3	101.1
Of which issued by Lloyds Banking Group plc[2]	–	–	–	–	–	–	9.9	10.4	20.3	15.4

1	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities and subordinated liabilities.

2	Consists of medium-term notes only.

Table 1.37: Total wholesale funding by currency (audited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2018	25.8	45.2	42.8	9.5	123.3
At 31 December 2017	25.8	32.1	37.0	6.2	101.1

Table 1.38: Analysis of 2018 term issuance (audited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
Securitisation	0.8	1.5	–	–	2.3
Medium-term notes	–	6.2	1.3	3.0	10.5
Covered bonds	3.0	0.6	0.9	–	4.5
Private placements[1]	0.1	0.7	0.1	0.2	1.1
Subordinated liabilities	–	2.3	0.7	–	3.0
Total issuance	3.9	11.3	3.0	3.2	21.4
Of which issued by Lloyds Banking Group plc[2]	–	4.9	1.3	2.6	8.8

1	Private placements include structured bonds and term repurchase agreements (repos).

2	Consists of medium-term notes only.
91

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Group continues to access wholesale funding markets across a wide range of products, currencies and investors to maintain a stable and diverse source of funds. In 2019, the Group will continue with this approach to funding, including capital and funding from the holding company, Lloyds Banking Group plc, as needed to transition towards final UK Minimum Requirements for Own Funds and Eligible Liabilities (MREL). The Group will continue to issue funding trades from Lloyds Bank plc, operating company, across senior unsecured, covered bonds, ABS and RMBS. Over the course of 2019, the Group expects to launch an operating company funding programme for LBCM. The maturity of the Funding for Lending and Term Funding Schemes are fully factored into the Group’s funding plans, and in the expected ‘steady state’ wholesale funding requirements of £15-20 billion per annum.

Liquidity Portfolio

At 31 December 2018, the banking business had £129.4 billion of highly liquid unencumbered LCR eligible assets (31 December 2017: £120.9 billion), of which £128.6 billion is LCR level 1 eligible (31 December 2017: £120.2 billion) and £0.8 billion is LCR level 2 eligible (31 December 2017: £0.7 billion). These assets are available to meet cash and collateral outflows and PRA regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk. Total LCR eligible liquid assets represent just under 6.2 times the Group’s money market funding less than one year to maturity (excluding derivative collateral margins and settlement accounts) and exceed total wholesale funding, and thus provide a substantial buffer in the event of market dislocation.

Table 1.39: LCR eligible assets

	At 31 Dec 2018 £bn	At 31 Dec 2017 £bn	Change %	Average 2018 £bn	Average 2017 £bn
Level 1
Cash and central bank reserves	48.9	53.7	(9)	58.1	51.0
High quality government/MDB/agency bonds[1]	78.7	65.8	20	66.2	72.0
High quality covered bonds	1.0	0.7	43	0.8	1.1
Total	128.6	120.2	7	125.1	124.1
Level 2[2]	0.8	0.7	14	0.8	0.6
Total LCR eligible assets	129.4	120.9	7	125.9	124.7

1	Designated multilateral development bank (MDB).

2	Includes Level 2A and Level 2B.

Table 1.40: LCR eligible assets by currency

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2018
Level 1	98.2	19.8	10.6	–	128.6
Level 2	0.4	0.4	–	–	0.8
Total	98.6	20.2	10.6	–	129.4
At 31 December 2017
Level 1	90.8	16.3	13.1	–	120.2
Level 2	0.2	0.5	–	–	0.7
Total	91.0	16.8	13.1	–	120.9

The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

Stress testing results

Internal liquidity stress testing results at 31 December 2018 showed that the banking business had liquidity resources representing 167 per cent of modelled outflows from all wholesale funding sources, retail and corporate deposits, intraday requirements and rating dependent contracts under the Group’s most severe liquidity stress scenario.

The above scenario considers a two notch downgrade of the Group’s current long-term debt rating and accompanying one notch short-term downgrade implemented instantaneously by all major rating agencies, which could result in a contractual outflow of £1.3 billion of cash over a period of up to one year, £2.2 billion of collateral posting related to customer financial contracts and £6.1 billion of collateral posting associated with secured funding.

Encumbered assets

This disclosure provides further detail on the availability of assets that could be used to support potential future funding requirements of the Group. The disclosure is not designed to identify assets that would be available in the event of a resolution or bankruptcy.

The Board and the Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance using a number of risk appetite metrics. At 31 December 2018, the Group had £53.4 billion (31 December 2017: £64.6 billion) of externally encumbered on-balance sheet assets with counterparties other than central banks. The decrease in encumbered assets was primarily driven by a decrease in repo encumbrance. The Group also had £584.3 billion (31 December 2017: £587.5 billion) of unencumbered on-balance sheet assets, and £159.8 billion (31 December 2017: £160.1 billion) of pre-positioned and encumbered assets held with central banks. Primarily, the Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table 1.41: On balance sheet encumbered and unencumbered assets

	Encumbered with				Pre-	Unencumbered assets
	counterparties other				positioned	not pre-positioned
	than central banks				and	with central banks
					encumbered
					assets		Other
		Covered			held with	Readily	realisable	Cannot be
	Securitisations	bond	Other	Total	central banks	realisable[1]	assets[2]	used[3]	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2018
Cash and balances at central banks	–	–	–	–	–	49,645	–	5,018	54,663	54,663
Financial assets at fair value through profit or loss	54	–	2,646	2,700	–	5,190	–	150,639	155,829	158,529
Derivative financial instruments	–	–	–	–	–	–	–	23,595	23,595	23,595
Financial assets at amortised cost:
Loans and advances to banks	–	–	12	12	–	1,223	2,555	2,493	6,271	6,283
Loans and advances to customers	5,774	29,041	6,012	40,827	159,822	12,098	155,278	116,833	284,209	484,858
Debt securities	–	–	2,627	2,627	–	2,581	4	26	2,611	5,238
	5,774	29,041	8,651	43,466	159,822	15,902	157,837	119,352	293,091	496,379
Financial assets at fair value through other comprehensive income	–	–	7,278	7,278	–	17,114	–	423	17,537	24,815
Other[4]	–	–	–	–	–	56	612	38,949	39,617	39,617
Total assets	5,828	29,041	18,575	53,444	159,822	87,907	158,449	337,976	584,332	797,598
At 31 December 2017
Cash and balances at central banks	–	–	–	–	–	53,887	–	4,634	58,521	58,521
Trading and other financial assets at fair value through profit or loss	–	–	4,642	4,642	–	7,378	–	150,858	158,236	162,878
Derivative financial instruments	–	–	–	–	–	–	–	25,834	25,834	25,834
Loans and receivables:
Loans and advances to banks	–	–	–	–	–	213	1,417	4,981	6,611	6,611
Loans and advances to customers	5,023	26,414	6,610	38,047	160,060	13,927	170,771	89,693	274,391	472,498
Debt securities	–	–	2,374	2,374	–	919	4	346	1,269	3,643
	5,023	26,414	8,984	40,421	160,060	15,059	172,192	95,020	282,271	482,752
Available-for-sale financial assets	–	–	19,526	19,526	–	21,514	–	1,058	22,572	42,098
Other[4]	–	–	–	–	–	16	1,175	38,835	40,026	40,026
Total assets	5,023	26,414	33,152	64,589	160,060	97,854	173,367	316,239	587,460	812,109

1	Assets regarded by the Group to be readily realisable in the normal course of business, to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, and are not subject to any restrictions on their use for these purposes.

2	Assets where there are no restrictions on their use to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, but are not readily realisable in the normal course of business in their current form.

3	The following assets are classified as unencumbered – cannot be used: assets held within the Group’s Insurance businesses which are generally held to either back liabilities to policyholders or to support the solvency of the Insurance subsidiaries; assets held within consolidated limited liability partnerships which provide security for the Group’s obligations to its pension schemes; assets segregated in order to meet the Financial Resilience requirements of the PRA’s Supervisory Statement 9/16 ‘Operational Continuity in Resolution’; assets pledged to facilitate the use of intra-day payment and settlement systems; and reverse repos and derivatives balance sheet ledger items.

4	Other comprises: items in the course of collection from banks; investment properties; goodwill; value in-force business; other intangible assets; tangible fixed assets; current tax recoverable; deferred tax assets; retirement benefit assets and other assets.

The above table sets out the carrying value of the Group’s encumbered and unencumbered assets, separately identifying those that are available to support the Group’s funding needs. The table does not include collateral received by the Group (i.e. from reverse repos) that is not recognised on its balance sheet, the vast majority of which the Group is permitted to repledge.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FUNDING AND LIQUIDITY RISK – CONTRACTUAL CASH OBLIGATIONS

The following table sets out the amounts and maturities of Lloyds Banking Group’s contractual cash obligations at 31 December 2018.

	Within one year £m	One to three years £m	Three to five years £m	Over five years £m	Total £m
Long-term debt – dated	576	3,323	2,291	6,870	13,060
Debt securities in issue	25,392	26,244	16,301	30,316	98,253
Finance leases	10	16	8	12	46
Operating leases	259	458	349	977	2,043
Capital commitments	378	–	–	–	378
Other purchase obligations	1,337	2,340	1,346	987	6,010
	27,952	32,381	20,295	39,162	119,790

Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of at least £1,050 million to these schemes in 2019.

At 31 December 2018, Lloyds Banking Group also had £4,596 million of preference shares, preferred securities and undated subordinated liabilities outstanding.

At 31 December 2018, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary companies, particularly Lloyds Bank plc and Scottish Widows Group Limited, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds Bank to pay dividends going forward, or for Lloyds Bank or other Lloyds Banking Group companies to make loans to Lloyds Banking Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments and guarantees at 31 December 2018 is included in note 52 to the financial statements. These commitments and guarantees are not included in Lloyds Banking Group’s consolidated balance sheet.

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

Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2018, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation vehicles, Argento, Cancara and Grampian. These are funded in the global asset-backed commercial paper market. The assets and obligations of these conduits are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.

Details of securitisations and other special purpose entity arrangements entered into by Lloyds Banking Group are provided in notes 30 and 48 to the financial statements. The successful development of Lloyds Banking Group’s ability to securitise its own assets has provided a mechanism to tap a well established market, thereby diversifying Lloyds Banking Group’s funding base.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GOVERNANCE RISK

DEFINITION

Governance risk is defined as the risk that the Group’s organisational infrastructure fails to provide robust oversight of decision-making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

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

The Group’s code of responsibility embodies its values and reflect its commitment to operating responsibly and ethically both at a business and an individual level. All colleagues are required to adhere to the code in all aspects of their roles.

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

For further information on Corporate Governance see pages 131 to 156.

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

BALANCE SHEET LINKAGES

The information provided in table 1.42 aims to facilitate the understanding of linkages between banking, trading, and insurance balance sheet items and the positions disclosed in the Group’s market risk disclosures.

TABLE 1.42:	MARKET RISK LINKAGE TO THE BALANCE SHEET

	Banking
2018	Total £m	Trading book only £m	Non-trading £m	Insurance £m	Primary market risk factor
Assets
Cash and balances at central banks	54,663	–	54,663	–	Interest rate
Financial assets at fair value through profit or loss	158,529	35,246	6,380	116,903	Interest rate, foreign exchange, credit spread
Derivative financial instruments	23,595	14,734	6,898	1,963	Interest rate, foreign exchange, credit spread
Financial assets at amortised cost
Loans and advances to banks	6,283	–	6,242	41	Interest rate
Loans and advances to customers	484,858	–	484,818	40	Interest rate
Debt securities	5,238	–	5,238	–	Interest rate, credit spread
	496,379	–	496,298	81
Financial assets at fair value through other comprehensive income	24,815	–	24,815	–	Interest rate, foreign exchange, credit spread
Value of in-force business	4,762	–	–	4,762	Equity
Other assets	34,855	–	19,641	15,214	Interest rate
Total assets	797,598	49,980	608,695	138,923

Liabilities
Deposit from banks	30,320	–	30,320	–	Interest rate
Customer deposits	418,066	–	418,066	–	Interest rate
Financial liabilities at fair value through profit or loss	30,547	23,451	7,085	11	Interest rate, foreign exchange
Derivative financial instruments	21,373	10,827	8,406	2,140	Interest rate, foreign exchange, credit spread
Debt securities in issue	91,168	–	91,168	–	Interest rate, credit spread
Liabilities arising from insurance and investment contracts	112,727	–	–	112,727	Credit spread
Subordinated liabilities	17,656	–	15,889	1,767	Interest rate, foreign exchange
Other liabilities	25,542	–	9,605	15,937	Interest rate
Total liabilities	747,399	34,278	580,539	132,582

The defined benefit pension schemes’ assets and liabilities are included under Other assets and Other liabilities in this table and note 35 on page F-52 provides further information.

The Group’s trading book assets and liabilities are originated within the Commercial Banking division. Within the Group’s balance sheet these fall under the trading assets and liabilities and derivative financial instruments. The assets and liabilities are classified as trading books if they meet the requirements as set out in the Capital Requirements Regulation, article 104. Further information on these activities can be found under the Trading portfolios section on page 101.

Derivative assets and liabilities are held by the Group for three main purposes; to provide risk management solutions for clients, to manage portfolio risks arising from client business and to manage and hedge the Group’s own risks. Insurance business assets and liabilities relate to policyholder funds, as well as shareholder invested assets, including annuity funds. The Group recognises the value of in-force business in respect of Insurance’s long-term life assurance contracts as an asset in the balance sheet (see note 24, page F-44).

The Group ensures that it has adequate cash and balances at central banks and stocks of high quality liquid assets (e.g. gilts or US Treasury securities) that can be converted easily into cash to meet liquidity requirements. The majority of these assets are held as financial assets at fair value through other comprehensive income with the remainder held as financial assets at fair value through profit and loss. Further information on these balances can be found under Funding and liquidity risk on page 88. Interest rate risk in the asset portfolios is swapped into a floating rate.

The majority of debt issuance originates from the issuance, capital vehicles and medium-term notes desks and the interest rate risk of the debt issued is hedged by swapping them into a floating rate.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The non-trading book primarily consists of customer on-balance sheet activities and the Group’s capital and funding activities, which expose it to the risk of adverse movements in market prices, predominantly interest rates, credit spreads, exchange rates and equity prices, as described in further detail within the Banking activities section (see below).

Table 1.43 (below) shows the key material market risks for the Group’s banking, defined benefit pension schemes, insurance and trading activities.

TABLE 1.43:	KEY MATERIAL MARKET RISKS FOR THE GROUP BY INDIVIDUAL BUSINESS ACTIVITY (PROFIT BEFORE TAX IMPACT MEASURED AGAINST GROUP SINGLE STRESS SCENARIOS)

Risk Type
2018	Interest rate	Basis risk	FX	Credit spread	Equity	Inflation
Banking activities[1]	●	¡	–	●	●	–
Defined benefit pension schemes[1]	¡	–	–	■	–	–
Insurance portfolios[1]	☐	–	–	●	¡	☐
Trading portfolios[2]	–	–	–	–	–	–

Profit before tax	Loss	Gain
> £500m	●	■
£250m – £500m	●	■
£50m – £250m	¡	☐
Immaterial/zero	–	–

1	Banking activities, Pensions and Insurance stresses; Interest rate -100 bps, Basis Risk 3 month London Interbank Offered Rate (LIBOR) +100bps / bank base rate -25bps, Foreign Exchange (FX) -15 per cent GBP, Credit Spread +100 per cent, Equity -30 per cent, Inflation +50 bps

2	Trading Portfolios; Interest rate -70bps, FX -5 per cent GBP, Credit Spread +20 per cent, Inflation +50bps.

MEASUREMENT

In addition to measuring single factors, Group risk appetite is calibrated primarily to five multi-risk Group economic scenarios, and is supplemented with sensitivity based measures. The scenarios assess the impact of unlikely, but plausible, adverse stresses on income with the worst case for banking activities, defined benefit pensions, insurance and trading portfolios reported against independently, and across the Group as a whole.

The Group risk appetite is cascaded first to the Group Asset and Liability Committee (GALCO), chaired by the Chief Financial Officer, where risk appetite is approved and monitored by risk type, and then to Group Market Risk Committee (GMRC) where risk appetite is sub-allocated by division. These metrics are reviewed regularly by senior management to inform effective decision-making.

MITIGATION

GALCO is responsible for approving and monitoring group market risks, management techniques, market risk measures, behavioural assumptions, and the market risk policy. Various mitigation activities are assessed and undertaken across the Group to manage portfolios and seek to ensure they remain within approved limits. The mitigation actions will vary dependent on exposure but will, in general, look to reduce risk in a cost effective manner by offsetting balance sheet exposures and externalising through to the financial markets dependent on market liquidity. The market risk policy is owned by Group Corporate Treasury (GCT) and refreshed annually. The policy is underpinned by supplementary market risk procedures, which define specific market risk management and oversight requirements.

MONITORING

GALCO and the GMRC regularly review high level market risk exposure as part of the wider risk management framework. They also make recommendations to the Board concerning overall market risk appetite and Group Market Risk Policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits and triggers are monitored by Risk and where appropriate, escalation procedures are in place.

How market risks arise and are managed across the Group’s activities is considered in more detail below.

BANKING ACTIVITIES

Exposures

The Group’s banking activities expose it to the risk of adverse movements in market prices, predominantly interest rates, credit spreads, exchange rates and equity prices. The volatility of market values can be affected by both the transparency of prices and the amount of liquidity in the market for the relevant asset, liability or instrument.

Interest rate risk

Yield curve risk in the Group’s divisional portfolios, and in the Group’s capital and funding activities arises from the different repricing characteristics of the Group’s non-trading assets, liabilities (see loans and advances to customers and customer deposits in table 1.42) and off-balance sheet positions.

Basis risk arises from the possible changes in spreads, for example where the bank lends with reference to a central bank rate but funds with reference to LIBOR, and the spread between these two rates widens or tightens.

Optionality risk arises predominantly from embedded optionality within assets, liabilities or off-balance sheet items where either the Group or the customer can affect the size or timing of cash flows. One example of this is mortgage prepayment risk where the customer owns an option allowing them to prepay when it is economical to do so. This can result in customer balances amortising more quickly or slowly than anticipated due to customers’ response to changes in economic conditions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Foreign exchange risk

Economic foreign exchange exposure arises from the Group’s investment in its overseas operations (net investment exposures are disclosed in note 52 on page F-88). In addition, the Group incurs foreign exchange risk through non-functional currency flows from services provided by customer-facing divisions and the Group’s debt and capital management programmes.

Equity risk

Equity risk arises primarily from three different sources; (i) the Group’s strategic equity holdings e.g. Visa Europe, now held in the Equities sub-group; (ii) exposure to Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package; and (iii) the Group’s private equity investments held by Lloyds Development Capital within the Equities sub-group.

Credit spread risk

Credit spread risk arises largely from (i) the liquid asset portfolio held in the management of Group liquidity, comprising of government supranational and other eligible assets; (ii) the Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) sensitivity to credit spreads; and (iii) a number of the Group’s structured medium-term notes where the Group has elected to fair value the notes through the profit and loss account.

Measurement

Interest rate risk exposure is monitored monthly using, primarily:

(i) Market value sensitivity: this methodology considers all repricing mismatches (behaviourally adjusted where appropriate) in the current balance sheet and calculates the change in market value that would result from an instantaneous 25, 100 and 200 basis points parallel rise or fall in the yield curve (subject to an appropriate floor). The market value sensitivities are calculated on a static balance sheet using principal cash flows excluding interest, commercial margins and other spread components and are therefore discounted at the risk free zero-coupon rate.

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

Reported sensitivities are not necessarily predictive of future performance as they do not capture additional management actions that would likely be taken in response to an immediate, large, movement in interest rates. These actions could reduce the net interest income sensitivity, help mitigate any adverse impacts or they may result in changes to total income that are not captured in the net interest income.

(iii) Structural hedge limits: the structural hedging programme managing interest rate risk in the banking book relies on a number of assumptions made around customer behaviour. A material mismatch between assumptions and reality could lead to a deterioration in earnings. In order to monitor this risk a number of metrics are in place to enhance understanding of risks within this portfolio.

The Group has an integrated Asset and Liability Management (ALM) system which supports non-traded asset and liability management of the Group. This provides a single consolidated tool to measure and manage interest rate repricing profiles (including behavioural assumptions), perform stress testing and produce forecast outputs. The Group is aware that any assumptions based model is open to challenge. A full behavioural review is performed annually, or in response to changing market conditions, to ensure the assumptions remain appropriate and the model itself is subject to annual re-validation, as required under the Group Model Governance Policy. The key behavioural assumptions are (i) embedded optionality within products; (ii) the duration of balances that are contractually repayable on demand, such as current accounts and overdrafts, together with net free reserves of the Group; and (iii) the re-pricing behaviour of managed rate liabilities namely variable rate savings.

Table 1.44 below shows, split by material currency, the Group’s market value sensitivities to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TABLE 1.44:	GROUP BANKING ACTIVITIES: MARKET VALUE SENSITIVITY

	2018				2017
	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m
Sterling	29.1	(29.5)	113.7	(122.4)	(9.9)	10.1	(38.7)	22.1
US Dollar	(7.8)	7.8	(30.6)	31.9	(3.6)	3.7	(14.2)	15.3
Euro	(3.0)	1.7	(11.2)	7.2	2.2	(0.7)	8.9	0.9
Other	(0.1)	0.1	(0.4)	0.5	(0.1)	0.2	(0.5)	0.6
Total	18.2	(19.9)	71.5	(82.8)	(11.4)	13.3	(44.5)	38.9

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

Table 1.45 below shows supplementary value sensitivity to a steepening and flattening (c.100 basis points around the 3 year point) in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.

TABLE 1.45:	GROUP BANKING ACTIVITIES: MARKET VALUE SENSITIVITY TO A STEEPENING AND FLATTENING OF THE YIELD CURVE

	2018		2017
	Steepener £m	Flattener £m	Steepener £m	Flattener £m
Sterling	38.3	(36.5)	(1.1)	(16.5)
US Dollar	6.5	(5.7)	7.1	(8.9)
Euro	(6.8)	3.6	(3.8)	7.9
Other	(0.1)	0.1	(0.2)	0.2
Total	37.9	(38.5)	2.0	(17.3)

The table below shows the banking book income sensitivity to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

TABLE 1.46:	GROUP BANKING ACTIVITIES: NET INTEREST INCOME SENSITIVITY

	2018				2017
	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m
Client facing activity and associated hedges	76.2	(125.4)	341.6	(538.6)	86.1	(54.0)	370.5	(186.9)

Income sensitivity is measured over a rolling 12 month basis.

The increase in the net interest income sensitivity to a down 100bps shock reflects the additional margin compression risk within retail savings as bank base rate has risen.

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

Mitigation

The Group’s policy is to optimise reward whilst managing its market risk exposures within the risk appetite defined by the Board. The Group Market Risk Policy and procedures outlines the hedging process, and the centralisation of risk from divisions into GCT, e.g. via the transfer pricing framework. GCT is responsible for managing the centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of GALCO within the Board risk appetite. The hedges are externalised to the market by derivative desks within GCT and Commercial Banking Markets. The Group has hedge accounting solutions in place, which reduce the accounting volatility arising from the Group’s economic hedging activities by utilising both LIBOR and bank base rate assets.

The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group’s structural hedge. Consistent with the Group’s strategy to deliver stable returns, GALCO seeks to minimise large reinvestment risk, and to smooth earnings over a range of investment tenors. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by GALCO.

Whilst the bank faces margin compression in low rate environments, its exposure to pipeline and prepayment risk are not considered material, and are hedged in line with expected customer behaviour. These are appropriately monitored and controlled through divisional Asset and Liability Committees (ALCOs).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

For further information on defined benefit pension scheme assets and liabilities please refer to note 35 on page F-52.

Measurement

Management of the schemes’ assets is the responsibility of the Trustees of the schemes who are responsible for setting the investment strategy and for agreeing funding requirements with the Group. The Group is liable for meeting the funding deficit, and as part of a triennial valuation process will agree with the Trustees a funding strategy to eliminate the deficit over an appropriate period.

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

Equity risk arises indirectly through the value of future management charges on policyholder funds. These management charges form part of the value of in-force business (see note 24 on page F-43). Equity risk also arises in the with-profits funds but is less material.

Credit spread risk mainly arises from annuities where policyholders’ future cash flows are guaranteed at retirement. Exposure arises if the market value of the assets which are held to back these liabilities, mainly corporate bonds and loans, do not perform in line with expectations.

Interest rate risk arises through holding credit and interest assets mainly in the annuity book and also to cover general insurance liabilities, capital requirements and risk appetite.

Inflation exposure arises from a combination of inflation linked policyholder benefits and inflation assumptions used to project future expenses.

Measurement

Current and potential future market risk exposures within Insurance are assessed using a range of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling.

Risk measures include 1-in-200 year stresses used for regulatory capital assessments and single factor stresses for profit before tax.

Table 1.47 demonstrates the impact of the Group’s UK Recession scenario on Insurance’s portfolio (with no diversification benefit, but after the impact of Group consolidation on interest rate and spread widening). For Insurance, this impact of this scenario is identical to Eurozone Credit Crunch so no restatement of 2017 figures is required. The amounts include movements in assets, liabilities and the value of in-force business in respect of Insurance contracts and participating investment contracts. The impact of equity movements at 2018 has been mitigated by hedging actions in the year. The impact of interest rate and credit spread movements at 2018 has been impacted by the adoption of IFRS9.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TABLE 1.47: INSURANCE BUSINESS: PROFIT BEFORE TAX SENSITIVITIES

	Increase (reduction) in profit before tax
	2018	2017
	£m	£m
Interest rates – decrease 100 basis points	297	(202)
Inflation – increase 50 basis points	93	24
Credit spreads – 100% widening	(823)	140
Equity – 30% fall	(38)	(1,001)
Property – 25% fall	(50)	(67)
Total	(521)	(1,106)

Further stresses that show the effect of reasonably possible changes in key assumptions, including the risk-free rate, equity investment volatility, widening of credit default spreads on corporate bonds and an increase in illiquidity premia, as applied to profit before tax are set out in note 32 on page F-51.

One of the consequences of preparations for the formation of the Ring-Fenced Bank was to reduce the impact of some stresses within the Insurance business, though Group exposures may not have materially changed. Examples of this include centralisation of defined benefit pension schemes, and the transfer of specific hedging programmes from the corporate centre to the business unit where the exposure emanated.

Mitigation

Equity and credit spread risks are closely monitored and, where appropriate, asset liability matching is undertaken to mitigate risk. Hedging strategies are in place to reduce exposure from unit-linked funds and the with-profit funds.

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

All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause significant losses in the trading book depending on the positions at the time. The average 95 per cent 1-day trading VaR (Value at Risk; diversified across risk factors) was £0.8 million for 31 December 2018 compared to £0.6 million for 31 December 2017.

Trading market risk measures are applied to all of the Group’s regulatory trading books and they include daily VaR (table 1.48), sensitivity based measures, and stress testing calculations.

Measurement

The Group internally uses VaR as the primary risk measure for all trading book positions.

Table 1.48 shows some relevant statistics for the Group’s 1-day 95 per cent confidence level VaR that are based on 300 historical consecutive business days to year end 2018 and year end 2017.

The risk of loss measured by the VaR model is the minimum expected loss in earnings given the 95 per cent confidence. The total and average trading VaR numbers reported below have been obtained after the application of the diversification benefits across the five risk types, but does not reflect any diversification between Lloyds Bank Corporate Markets and any other entities. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported at Group level.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

TABLE 1.48: TRADING PORTFOLIOS: VAR (1-DAY 95 PER CENT CONFIDENCE LEVEL) (AUDITED)

	At 31 December 2018				At 31 December 2017
	Close	Average	Maximum	Minimum	Close	Average	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate risk	0.6	0.7	1.8	0.4	0.5	0.6	2.1	0.2
Foreign exchange risk	0.1	0.1	2.1	–	0.1	0.1	0.4	0.0
Equity risk	–	–	–	–	–	–	–	–
Credit spread risk	0.2	0.2	0.7	0.1	0.3	0.3	0.5	0.2
Inflation risk	0.3	0.3	0.7	0.2	0.2	0.3	0.9	0.2
All risk factors before diversification	1.2	1.3	3.0	0.9	1.1	1.3	2.9	0.9
Portfolio diversification	(0.4)	(0.5)			(0.4)	(0.7)
Total VaR	0.8	0.8	2.1	0.4	0.7	0.6	2.2	0.3

The market risk for the trading book continues to be low with respect to the size of the Group and compared to its peers. This reflects the fact that the Group’s trading operations are customer-centric and focused on hedging and recycling client risks.

Although it is an important market standard measure of risk, VaR has limitations. One of them is the use of limited historical data sample which influences the output by the implicit assumption that future market behaviour will not differ greatly from the historically observed period. Another known limitation is the use of defined holding periods which assumes that the risk can be liquidated or hedged within that holding period. Also, calculating the VaR at the chosen confidence interval does not give enough information about potential losses which may occur if this level is exceeded. The Group fully recognises these limitations and supplements the use of VaR with a variety of other measurements which reflect the nature of the business activity. These include detailed sensitivity analysis, position reporting and a stress testing programme.

Trading book VaR (1-day 99 per cent) is compared daily against both hypothetical and actual profit and loss. The 1-day 99 per cent VaR chart for Lloyds Banking Group can be found in the Group’s Pillar 3 Report

Mitigation

The level of exposure is controlled by establishing and communicating the approved risk limits and controls through policies and procedures that define the responsibility and authority for risk taking. Market risk limits are clearly and consistently communicated to the business. Any new or emerging risks are brought within risk reporting and defined limits.

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

This provides the basis for the Group Model Governance Policy, which defines the mandatory requirements for models across the Group, including:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

–	the scope of models covered by the policy;

–	model materiality;

–	roles and responsibilities, including ownership, independent oversight and approval; and

–	key principles and controls regarding data integrity, development, validation, implementation, ongoing maintenance and revalidation, monitoring, and the process for non-compliance.

The model owner takes responsibility for ensuring the fitness for purpose of the models and rating systems, supported and challenged by the independent specialist Group function.

The above ensures all models in scope of policy, including those involved in regulatory capital calculation, are developed consistently and are of sufficient quality to support business decisions and meet regulatory requirements.

MONITORING

The Group Model Governance Committee is the primary body for overseeing model risk. Policy requires that Key Performance Indicators are monitored for every model to ensure they remain fit for purpose and all issues are escalated appropriately. Material model issues are reported to Group and Board Risk Committees monthly with more detailed papers as necessary to focus on key issues.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INVESTMENT PORTFOLIO, MATURITIES, DEPOSITS, SHORT-TERM BORROWINGS

Financial assets at fair value through profit or loss; financial assets at fair value through other comprehensive income (2017 and 2016: available-for-sale financial assets); and debt securities held at amortised cost

The following table sets out the book values and valuation (fair value) of the Group’s debt securities, treasury and other bills and equity shares at 31 December for each of the three years indicated.

	2018	2018	2017	2017	2016	2016
	Book value	Valuation	Book value	Valuation	Book value	Valuation
	£m	£m	£m	£m	£m	£m
Trading securities and other financial assets at fair value through profit or loss
US treasury and US government agencies	474	474	1,458	1,458	1,607	1,607
Other government securities	17,621	17,621	20,562	20,562	25,125	25,125
Other public sector securities	2,064	2,064	1,527	1,527	1,325	1,325
Bank and building society certificates of deposit	1,105	1,105	222	222	244	244
Mortgage-backed securities	225	225	400	400	707	707
Other asset-backed securities	349	349	1,021	1,021	1,538	1,538
Corporate and other debt securities	18,310	18,310	19,990	19,990	19,832	19,832
Treasury bills and other bills	20	20	18	18	20	20
Equity shares	77,485	77,485	86,090	86,090	67,697	67,697
	117,653	117,653	131,288	131,288	118,095	118,095
Financial assets at fair value through other comprehensive income
US treasury and US government agencies	3,963	3,963
Other government securities	15,008	15,008
Bank and building society certificates of deposit	118	118
Mortgage-backed securities	120	120
Other asset-backed securities	131	131
Corporate and other debt securities	5,151	5,151
Treasury and other bills	303	303
Equity shares	21	21
	24,815	24,815
Available-for-sale financial assets
US treasury and US government agencies			6,760	6,760	7,564	7,564
Other government securities			27,948	27,948	41,150	41,150
Bank and building society certificates of deposit			167	167	142	142
Mortgage-backed securities			1,156	1,156	108	108
Other asset-backed securities			255	255	317	317
Corporate and other debt securities			4,615	4,615	6,030	6,030
Equity shares			1,197	1,197	1,213	1,213
			42,098	42,098	56,524	56,524
Debt securities held at amortised cost
Mortgage-backed securities	3,272	3,396	2,366	2,351	2,089	2,065
Other asset-backed securities	780	642	1,260	1,225	1,290	1,227
Corporate and other debt securities	1,192	1,206	43	10	94	11
	5,244	5,244	3,669	3,586	3,473	3,303
Allowance for impairment losses	(6)	–	(26)	–	(76)	–
	5,238	5,244	3,643	3,586	3,397	3,303
104

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES

The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2018 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Financial assets at fair value through profit or loss
US treasury and US government agencies	–	–	238	1.96	133	2.92	103	3.72
Other government securities	1,509	2.22	1,958	2.12	2,398	2.26	11,756	2.24
Other public sector securities	10	3.70	569	1.83	346	3.81	1,139	2.92
Bank and building society certificates of deposit	1,105	0.80	–	–	–	–	–	–
Mortgage-backed securities	–	–	10	2.00	80	4.59	135	3.61
Other asset-backed securities	4	1.00	47	2.98	1	0.00	297	2.53
Corporate and other debt securities	968	1.86	3,112	3.61	4,155	4.30	10,075	3.76
Treasury bills and other bills	20	–	–	–	–	–	–	–
	3,616		5,934		7,113		23,505
Financial assets at fair value through other comprehensive income
US treasury and US government agencies	1,045	1.09	1,070	3.24	1,695	5.19	153	2.49
Other government securities	1,139	1.96	8,893	3.48	4,534	2.10	442	1.23
Bank and building society certificates of deposit	118	0.32	–	–	–	–	–	–
Mortgage-backed securities	–	–	120	0.08	–	–	–	–
Other asset-backed securities	–	–	73	4.89	–	–	58	3.93
Corporate and other debt securities	958	1.85	3,666	1.77	527	2.22	–	–
Treasury and other bills	93	0.14	210	1.85	–	–	–	–
	3,353		14,032		6,756		653
Debt securities held at amortised cost
Mortgage-backed securities	–	–	2,024	1.81	–	–	1,248	1.51
Other asset-backed securities	528	0.19	–	–	93	2.55	159	0.12
Corporate and other debt securities	–	–	238	2.79	937	2.99	17	3.41
	528		2,262		1,030		1,424

The Group’s investment holdings at 31 December 2018 include £31,043 million due from the UK government and its agencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS AT 31 DECEMBER 2018

The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2018. Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five years £m	Total £m
Loans and advances to banks	4,073	160	2,052	6,285
Loans and advances to customers:
Mortgages	13,659	51,070	232,769	297,498
Other personal lending	4,835	5,043	18,821	28,699
Property companies	4,221	11,759	12,471	28,451
Financial, business and other services	56,555	11,910	9,040	77,505
Transport, distribution and hotels	6,851	4,491	2,771	14,113
Manufacturing	5,053	2,304	903	8,260
Other	9,593	16,333	7,556	33,482
Total loans	104,840	103,070	286,383	494,293
Of which:
Fixed interest rate	60,703	45,154	146,080	251,937
Variable interest rate	44,137	57,916	140,303	242,356
	104,840	103,070	286,383	494,293

DEPOSITS

The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2018 Average balance £m	2018 Average rate %	2017 Average balance £m	2017 Average rate %	2016 Average balance £m	2016 Average rate %
Non-interest bearing demand deposits	72,913	–	66,276	–	54,379	–
Interest-bearing demand deposits	92,190	0.41	94,627	0.33	90,272	0.48
Savings deposits	152,304	0.38	168,013	0.23	164,155	0.57
Time deposits	98,476	0.86	86,043	1.15	111,751	1.05
Total average deposits	415,883	0.44	414,959	0.41	420,557	0.60

Following the reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS

The following table gives details of the Group’s certificates of deposit issued and other time deposits at 31 December 2018 individually in excess of US $100,000 (or equivalent in another currency) by time remaining to maturity. Following the continuing reduction in the Group’s non-UK activities, an analysis between domestic and foreign operations is not provided.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
Certificates of deposit	3,469	4,806	2,542	1,201	12,018
Time deposits	26,004	3,576	4,987	2,454	37,021
Total	29,473	8,382	7,529	3,655	49,039
106

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

The Board meets regularly. In 2018, a total of 8 Board meetings were held, 8 of which were scheduled at the start of the year.

The roles of the Chairman, the Group Chief Executive and the Board and its governance arrangements, including the schedule of matters specifically reserved to the Board for decision, are reviewed annually. The matters reserved to the Board for decision include the approval of the annual report and accounts and any other financial statements; the payment of dividends; the long-term objectives of the Group; the strategies necessary to achieve these objectives; the Group’s budgets and plans; significant capital expenditure items; significant investments and disposals; the basis of allocation of capital within the Group; the organisational structure of the Group; the arrangements for ensuring that the Group manages risks effectively; any significant change in accounting policies or practices; the appointment of the Company’s main professional advisers (other than the auditors) and their fees (where significant); and the determination of Board and Committee structures, together with their size and composition.

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

The Directors and senior management of Lloyds Banking Group plc are:

NON-EXECUTIVE DIRECTORS

1. Lord Blackwell Chairman

Age: 66

Chairman of the Nomination and Governance Committee, member of the Remuneration Committee, the Responsible Business Committee and the Board Risk Committee

Appointed: June 2012 (Board), April 2014 (Chairman)

Skills and experience:

Deep financial services knowledge including insurance and banking

Significant experience with strategic planning and implementation

Regulatory and public policy experience gained from senior positions in Downing Street, Regulators and a wide range of industries

Credibility with key stakeholders

Strong leadership qualities

Lord Blackwell is an experienced Chairman and Non-Executive Director within the financial services sector having previously been Chairman of Scottish Widows Group. He was previously Senior Independent Director and Chairman of the UK Board for Standard Life and Director of Group Development at NatWest Group. His past Board roles have also included Chairman of Interserve plc, and Non-Executive Director of Halma plc, Dixons Group, SEGRO and Ofcom. He was Head of the Prime Minister’s Policy Unit from 1995 to 1997 and was appointed a Life Peer in 1997.

External appointments: Governor of the Yehudi Menuhin School and a member of the Governing Body of the Royal Academy of Music.

2. Anita Frew Deputy Chairman and Senior Independent Director

Age: 61

Member of the Audit Committee, Nomination and Governance Committee, the Remuneration Committee, the Responsible Business Committee and the Board Risk Committee

Appointed: December 2010 (Board), May 2014 (Deputy Chairman), May 2017 (Senior Independent Director)

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

External appointments: Chairman of Croda International Plc and a Non-Executive Director of BHP Billiton.

3. Alan Dickinson Independent Director

Age: 68

Chairman of the Board Risk Committee, Member of the Audit Committee, Nomination and Governance Committee and the Remuneration Committee

Appointed: September 2014

Skills and experience:

Highly regarded retail and commercial banker

Strong strategic, risk and core banking experience

MANAGEMENT AND EMPLOYEES

Regulatory and public policy experience

Alan has 37 years’ experience with the Royal Bank of Scotland, most notably as Chief Executive of RBS UK. More recently, Alan was a Non-Executive Director of Willis Limited and Chairman of its Risk Committee. He was formerly Chairman of Brown, Shipley & Co. Limited, a Non-Executive Director of Nationwide Building Society where he was Chairman of its Risk Committee and a Governor of Motability.

External appointments: Chairman of Urban&Civic plc.

4. Simon Henry Independent Director

Age: 57

Chairman of the Audit Committee and member of the Board Risk Committee

Appointed: June 2014

Skills and experience:

Deep international experience in board level strategy and execution

Extensive knowledge of financial markets, treasury and risk management

Qualification as an Audit Committee Financial Expert

Strong board governance experience, including investor relations and remuneration

Simon was formerly Chief Financial Officer and Executive Director of Royal Dutch Shell plc. He was also previously Chair of the European Round Table CFO Taskforce and a Member of the Main Committee of the 100 Group of UK FTSE CFOs.

External appointments: Non-Executive Director of Rio Tinto plc and Rio Tinto Limited, Independent Director of PetroChina Company Limited, Member of the Defence Board and Chair of the Defence Audit Committee, UK Government, Member of the Advisory Panel of CIMA and of the Advisory Board of the Centre for European Reform.

5. Lord Lupton CBE Independent Director and Chairman of Lloyds Bank Corporate Markets plc

Age: 63

Member of the Audit Committee and the Board Risk Committee

Appointed: June 2017

Skills and experience:

Extensive international corporate experience, especially in financial markets

Strong board governance experience, including investor relations and remuneration

Regulatory and public policy experience

Significant experience in strategic planning and implementation

Lord Lupton was Deputy Chairman of Baring Brothers, co-founded the London office of Greenhill & Co., and was Chairman of Greenhill Europe. He was previously Chairman of Trustees of Dulwich Picture Gallery, a Trustee of the British Museum, Governor of Downe House School and a member of the International Advisory Board of Global Leadership Foundation. He became a Life Peer in October 2015 and is a former Treasurer of the Conservative Party. He served on the House of Lords Select Committee on Charities.

External appointments: Senior Advisor to Greenhill Europe and Chairman of the Trustees of the Lovington Foundation.

6. Amanda Mackenzie OBE Independent Director

Age: 55

Member of the Remuneration Committee, the Responsible Business Committee and the Board Risk Committee (see note 2 below)

Appointed: October 2018

Skills and experience:

Extensive experience in responsible business

Considerable customer engagement experience

Strong digital technology experience

Significant marketing and brand background

Amanda was a member of Aviva’s Group Executive for seven years and Chief Marketing and Communications Officer. Prior to her current role, Amanda was seconded from Aviva as Executive Adviser to Project Everyone, to help launch the United Nations Sustainable Development Goals. She has over 25 years’ of commercial business practice, including director roles at British Airways AirMiles, BT, Hewlett Packard Inc, British Gas and Mothercare plc.

External appointments: Chief Executive of Business in the Community – The Prince’s Responsible Business Network, a Life Fellow of the Royal Society of Arts and Fellow of the Marketing Society.

7. Nick Prettejohn Independent Director and Chairman of Scottish Widows Group

Age: 58

Member of the Audit Committee, the Nomination and Governance Committee and the Board Risk Committee (see note 3 below)

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

External appointments: Chairman of Reach plc (formerly Trinity Mirror plc) and of their Nomination Committee. He is also Chairman of the Royal Northern College of Music and a member of the Board of Opera Ventures.

8. Stuart Sinclair Independent Director

Age: 65

Chairman of the Remuneration Committee, Member of the Responsible Business Committee and the Board Risk Committee

Appointed: January 2016

Skills and experience:

Extensive experience in retail banking, insurance and consumer finance

Governance and regulatory experience

MANAGEMENT AND EMPLOYEES

Significant experience in strategic planning and implementation

Experience in consumer analysis, marketing and distribution

Stuart is a former Non-Executive Director of TSB Banking Group plc, TSB Bank plc, LV Group, Virgin Direct and Vitality Health (formerly Prudential Health). Until recently he was the Interim Chairman of Provident Financial plc. He was also a former Senior Independent Director of Swinton Group Limited. In his executive career, he was President and Chief Operating Officer of Aspen Insurance after spending nine years with General Electric as Chief Executive Officer of the UK Consumer Finance business then President of GE Capital China. Before that he was Chief Executive Officer of Tesco Personal Finance and Director of UK Retail Banking at the Royal Bank of Scotland. He was a Council member of The Royal Institute for International Affairs (Chatham House).

External appointments: Senior Independent Director and Chair of the Risk & Capital Committee at QBE UK Limited (formerly QBE Insurance (Europe) Limited).

9. Sara Weller CBE Independent Director

Age: 57

Chairman of the Responsible Business Committee, Member of the Nomination and Governance Committee, the Remuneration Committee and the Board Risk Committee

Appointed: February 2012

Skills and experience:

Background in retail and associated sectors, including financial services

Strong board governance experience, including investor relations and remuneration

Passionate advocate of customers, the community, financial inclusion and the development of digital skills

Considerable experience of boards at both executive and non-executive level

Sara’s previous appointments include Managing Director of Argos, various senior positions at J Sainsbury including Deputy Managing Director, Chairman of the Planning Inspectorate, Lead Non-Executive Director at the Department of Communities and Local Government, a Board member at the Higher Education Funding Council, a Non-Executive Director of Mitchells & Butlers as well as a number of senior management roles for Abbey National and Mars Confectionery.

External appointments: Non-Executive Director of United Utilities Group and Chair of their Remuneration Committee and a member of their Nomination Committee, Lead Non-Executive Director at the Department for Work and Pensions, a Governing Council Member of Cambridge University and Trustee of Lloyds Bank Foundation for England and Wales.

EXECUTIVE DIRECTORS

10. António Horta-Osório Executive Director and Group Chief Executive

Age: 55

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

External appointments: Non-Executive Director of EXOR N.V., Fundação Champalimaud and Sociedade Francisco Manuel dos Santos in Portugal, a member of the Board of Stichting INPAR Management/Enable and Chairman of the Wallace Collection.

11. George Culmer Executive Director and Chief Financial Officer

Age: 56

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

External appointments: None.

12. Juan Colombás Executive Director and Chief Operating Officer

Age: 56

Appointed: November 2013 (Board), January 2011- September 2017 (Chief Risk Officer), September 2017 (Chief Operating Officer)

Skills and experience:

Significant banking and risk management experience

International business and management experience

Juan is responsible for leading a number of critical Group functions and driving the transformation activities across the Group in order to build the Bank of the Future. He was previously the Chief Risk Officer and an Executive Director of Santander’s UK business. Prior to this, he held a number of senior risk, control and business management roles across the Corporate, Investment, Retail and Risk Divisions of the Santander Group. He was previously the Vice Chairman of the International Financial Risk Institute.

External appointments: None.

Notes

1	Deborah McWhinney served as a Director throughout the year and retired from the Board on 31 December 2018

2	Amanda Mackenzie to be appointed to the Remuneration Committee with effect from 1 March 2019

3	Nick Prettejohn to be appointed to the Nomination and Governance Committee with effect from 1 March 2019
109

MANAGEMENT AND EMPLOYEES

EMPLOYEES

As at 31 December 2018, the Group employed 64,928 people (on a full-time equivalent basis), compared with 67,905 at 31 December 2017 and 70,433 at 31 December 2016. At 31 December 2018, 64,222 employees were located in the UK, 355 in continental Europe, 288 in the Americas, and 63 in the rest of the world. At the same date, 33,966 people were employed in Retail, 6,767 in Commercial Banking, 5,353 in Insurance and Wealth, and 18,842 in other functions.

The Group has Codes of Responsibility which apply to all employees. The Codes of Responsibility can be found at: www.lloydsbankinggroup.com/Responsible-Business.

COMPENSATION

REMUNERATION COMMITTEE
CHAIRMAN’S STATEMENT

The Committee is particularly mindful of its obligation to ensure that reward for Executive Directors is clear and transparent, is encouraging strong and sustainable performance, and that the variable components of remuneration are truly variable.

KEY MESSAGES
Underlying profit increased 6 per cent to £8,066 million
Executive Director single figure remuneration outcomes are approximately 2 per cent lower than prior year
Gender pay gap reduced 1.3 per cent to 31.5 per cent – better than the average for Financial Services
Pay budget increase of 2.6 per cent for all colleagues – increases for Executive Directors and other senior colleagues set lower at 2 per cent
Minimum full time salary for all colleagues now exceeds National Living Wage by 7 per cent
Financial and strategic performance in 2018 delivered a Group Balanced Scorecard outcome of 83 per cent of maximum
Group Performance Share outcome is down 3 per cent year-on-year when adjusted for changes to eligible population. The total pool for 2018 is £464.5 million.
2016 Long Term Incentive Plan is vesting at 68.7 per cent

Composition of Executive Director Remuneration 30% c.70% 70% Fixed Salary, Fixed Share Award, Pension, Benefits Variable Group Performance Share, Group Ownership Share Variable Reward Components c.70% c.30% Long-term Short-term 3+ years 1 year 95% 5% Shares Cash

DEAR SHAREHOLDER

On behalf of the Board, I am pleased to present our Directors’ remuneration report for the year ended 31 December 2018. This is my first report to you, and on behalf of the Board I would like to thank Anita Frew for her chairmanship of the Committee in the period to September 2018, when I took over. I hope to continue the excellent work Anita did in ensuring that remuneration is actively debated and transparent to all relevant stakeholders.

This report covers the information required to meet the Group’s regulatory disclosures, but also provides additional context and detail on the Group’s broader remuneration framework, its alignment with our strategy and other factors considered relevant by the Committee.

RESPONDING TO FEEDBACK

We were disappointed that our report for 2017 did not receive the high level of support from shareholders at the 2018 AGM that we had previously experienced. We place great importance on the opinions of our shareholders and other stakeholders when considering our remuneration policy and its implementation.

During 2018, I took the opportunity to meet a broad selection of shareholders and other key stakeholders, to obtain feedback on our approach. This included shareholders who opposed the 2017 remuneration report. It became clear in these discussions that, while disclosure levels were generally considered good, the way we determined bonus awards for Executive Directors was perceived to be too complex, and we could make clearer both how the annual awards were calculated and where judgement or discretion had been applied by the Committee. This report has been designed in part to respond to that feedback and I believe we have listened to, and addressed, the concerns raised. I have summarised the key changes below.

We are not seeking to make any changes to the Directors’ Remuneration Policy for 2019, however we will consult widely on policy changes ahead of the Annual General Meeting in 2020.

OUR PERFORMANCE AND REMUNERATION PHILOSOPHY

WE CONTINUE TO OPERATE FOUR CORE ‘REWARD PRINCIPLES’:
1.	Customer alignment
2.	Simple, affordable and motivating
3.	Shareholder alignment
4.	Competitive, performance-driven and fair

These principles underpin all our decisions and ensure that our remuneration approach and outcomes are aligned to the Group’s purpose and priorities.

WHAT WE HAVE CHANGED IN RESPONSE TO YOUR FEEDBACK

To provide greater clarity on the process for determining variable remuneration for Executive Directors, on page 116 we have provided a step-by-step walk-through of the approach to bonus awards. This shows how we determine the proportion of profit allocated to variable pay for on target performance, which remained at 5.1 per cent for 2018, and the mechanical approach to determining individual awards.

The Committee is also mindful of the changes to corporate governance and reporting regulations which take effect from next year and has begun to prepare for their formal introduction and reporting.

In this report we have published details of our CEO pay ratio, which can be found on page 124. We have also provided an overview of activity that the Board will undertake with regard to understanding the views of the wider workforce on page 141. We anticipate that the role of the Committee will evolve and develop during 2019 and intend to provide full details in 2020. Other aspects the Committee intends to focus on in 2019 include post employment shareholding and pension contributions of Executive Directors relative to the majority of the workforce.

COMPENSATION

As in previous years, we believe any remuneration awarded to Executive Directors must be supported by strong performance achieved with the interests of all our stakeholders in mind.

The remuneration awarded to Executive Directors is heavily weighted towards the delivery of long-term, sustainable performance that aligns with shareholder experience. For the variable awards made under the Group Performance Share and Group Ownership Share plans in respect of performance in 2018, over 95 per cent is awarded in shares, and 70 per cent is subject to performance conditions applying over three years.

DELIVERY THROUGH COLLECTIVE SUCCESS

We believe it is important that all our colleagues share in the collective success of the Group when we deliver at our best. Therefore for 2019, significant changes are being made to the Group’s performance management framework. Our new approach, which we are calling Your Best, is a simpler approach to performance management, with a stronger emphasis on teamwork and a greater focus on personal growth, skills and development. This is highly relevant to all colleagues in this fast changing economy.

Our colleagues are the stewards of the Group’s future. We are therefore investing significantly in transforming ways of working to enhance our colleagues’ skills and capabilities. All eligible colleagues in the Group will receive a Colleague Group Ownership Share award in 2019, continuing our practice of promoting long-term ownership and alignment to shareholder interests. 99 per cent of colleagues hold shares in the Group.

To ensure that the Committee understands the views of a broad range of stakeholders, I have consulted with the Group’s recognised unions who represent the interests of around 30,000 colleagues. I am pleased to confirm that the unions have agreed our pay approach for 2019 receiving overwhelming support from their members. The total pay budget of 2.6 per cent for 2018 for all colleagues has been allocated such that higher pay increases are made to colleagues who are positioned lower in the pay range for their role, supporting a policy of real wage growth and pay progression. Increases range from 0.25 per cent to 9.9 per cent. The proposed salary increases for Executive Directors for 2019 have been set at 2 per cent, in line with other senior colleagues but lower than the overall colleague population.

From April 2019, all full-time colleagues in the Group will be paid a minimum salary of £17,510, 7 per cent above the National Living Wage, and where eligible will receive a minimum pay increase of £600 in 2019. This reflects the Group’s commitment to offering colleagues a competitive reward package, which aims to reward all colleagues fairly for their contribution. The Group has been recognised as a Living Wage employer since 2015.

The Group has also made progress in reducing the Gender Pay Gap by 1.3 per cent, with the median gap reducing from 32.8 per cent to 31.5 per cent, lower than the average for Financial Services, through a combination of targeting our salary increases and our efforts to increase female representation at senior levels in the Group.

2018 REMUNERATION IN THE CONTEXT OF BUSINESS PERFORMANCE AND THE PERSPECTIVE OF OUR WIDER STAKEHOLDERS

We have taken on board feedback received in 2018 that suggests our approach to measurement of Group performance was overly complex. For 2018, we operated a scorecard with 20 measures across five ‘blocks’ (as set out in full on page 115), but have reduced this to 15 measures and four ‘blocks’ for 2019. We have weighted the scorecard measures to provide a balance of performance expectations across financial, customer and colleague related outcomes. We will disclose details of the 2019 targets in 2020, but the revised balance of measures is summarised as follows:

33% Financial 33% Customer 33% Colleague and Conduct

The ‘Remuneration Overview’ section on the following pages provides a summary of the 2018 remuneration outcomes and policy for Executive Directors.

The Committee places great importance on ensuring there are clear links between remuneration and delivery of both financial and strategic objectives aligned to the long-term sustainable success of the Group.

In 2018, the Group made significant business progress, providing a strong platform for the Group’s strategic development and delivery of key priorities. The Group delivered strong financial performance in a period of political and economic uncertainty. This uncertainty weighed heavily on the Group’s share price during 2018; however, the Group’s resilient and low risk business model enabled strong underlying performance. Underlying Profit increased by 6 per cent and the Group’s capital position strengthened. The Group’s cost:income ratio remains market leading at 49.3 per cent.

Reflecting the Group’s performance in 2018, the Committee determined that the total Group Performance Share funding should be 3 per cent down year-on-year (adjusted for changes in eligible population). Individual awards for Executive Directors reduced on average by 12 per cent year-on-year. Awards for Executive Directors were determined at 67.6 per cent of maximum.

The value of the 2016 Long Term Incentive Plan awards has vested at 68.7 per cent in respect of the three-year performance period ending 31 December 2018. This reflects the significant progress made by the Group towards its strategic and financial goals, while reflecting the fall in share price over the performance period.

How we determine remuneration for Executive Directors and our wider colleague population

The Committee seeks to be transparent in its approach to setting and delivering remuneration. Our policy for 2019 and the implementation report for 2019 can be found on pages 126 and 122.

As a result of taking on the role of Chief Executive of the Ring-Fenced Bank from 1 January 2019 in addition to his existing responsibility as Group Chief Executive, it has been determined that the Fixed Share Award for António Horta-Osório should be increased to £1.05 million. At the same time, the Group Chief Executive has agreed to reduce his Pension Allowance to bring this closer to that of the majority of the colleagues. His Pension Allowance will reduce from its current contractual level of 46 per cent of base salary to 33 per cent of base salary. This results in a decrease in total remuneration and greater value delivered in shares subject to a longer-term release schedule. Details are provided on page 122.

Variable remuneration for Executive Directors and other senior colleagues is weighted heavily toward long-term performance, ensuring our colleagues build an ownership interest in the Group and are motivated by delivering superior and sustainable returns for shareholders.

All colleagues, including Executive Directors, participate in the Group Performance Share plan. This single approach to bonus awards ensures there is a fair and transparent link between individual remuneration outcomes and Group performance.

The approach to determining awards for Executive Directors is as follows:

Evaluation of performance: The Committee reviews financial and non-financial performance against the Balanced Scorecard objectives. Judgement may then be used to ensure that mechanical scorecard outcomes are aligned to individual contribution, including ‘how’ Executive Directors have performed.

Full details are provided on page 115.

Determination of Group Performance Share award: The performance assessment determines the maximum opportunity and the range that judgement can be applied within.

Full details are provided on page 116.

Final awards: To ensure fairness with all other colleagues, awards are adjusted to reflect the final pool funding.

Full details are provided on page 116.

In 2018, the Committee did not exercise any discretion over remuneration outcomes. Further details on how the use of discretion was considered can be found on page 118 in respect of the 2016 LTIP vesting outcome and page 116 in respect of the 2018 Group Performance Share awards.

I hope you find the additional explanation in this report helpful in clarifying our approach.

2019 ANNUAL GENERAL MEETING

Together with my Committee members, I look forward to hearing your views on the remuneration arrangements outlined in this report, and to welcoming you to the 2019 AGM where I hope you will support the resolution relating to remuneration.

Stuart Sinclair

Chairman, Remuneration Committee

COMPENSATION

REMUNERATION OVERVIEW

HOW WE PAY IN LINE WITH PERFORMANCE AND OUR STRATEGIC GOALS

TOTAL REMUNERATION FOR EXECUTIVE DIRECTORS 2017 VS 2018

The charts below summarise the Executive Directors’ remuneration for the 2017 and 2018 performance years. Full details are provided on page 117.

Fixed pay Group Performance Share Long term incentive/Group Ownership Share António Horta-Osório Group Chief Executive (GCE) 2,876 1,178 67.6% of max 68.7% of max 2,216 6,270 46% 19% 35% £000 2018 2,842 1,323 77% of max 66.3% of max 2,269 6,434 44% 21% 35% £000 2017 1 2 George Culmer Chief Financial Officer (CFO) 1,524 527 67.6% of max 68.7% of max 1,223 3,274 47% 16% 37% £000 2018 1,501 599 78% of max 66.3% of max 1,228 3,328 45% 18% 37% £000 2017 1 2 Juan Colombás Chief Operating Officer (COO) 1,540 527 67.6% of max 68.7% of max 1,206 3,273 47% 16% 37% £000 2018 1,510 599 80% of max 66.3% of max 1,211 3,320 46% 18% 36% £000 2017

1	2018 Group Performance Share, awarded in March 2019.

2	The 2016 LTIP vesting and dividend equivalents awarded in shares were confirmed by the Remuneration Committee at its meeting on 14 February 2019. The average share price between 1 October 2018 and 31 December 2018 (56.04 pence) has been used to indicate the value. The shares were awarded in 2016 based on a share price of 72.978 pence.

HOW EXECUTIVE DIRECTOR REMUNERATION IS COMPOSED1

FIXED 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Implementation Base Salary For 2019: Award The Group has applied a total pay budget of 2.6 per cent for the wider colleague population. GCE: £1,269,288 (1 January 2019) (2 per cent) CFO: £779,351 COO: £794,938 (1 January 2019) (2 per cent). Fixed share award Award 20% 20% 20% 20% 20% For 2019: GCE: £1,050,000 CFO: £504,000 COO: £497,000 Awards are released in shares in equal tranches over a five year period. Pension Award For 2019: GCE: 33 per cent of base salary CFO: 25 per cent of base salary COO: 25 per cent of base salary Benefits Award Benefits remain unchanged from 2018. Executive Directors receive a flexible benefits allowance in line with colleagues, (4 per cent of salary). This can be used to select benefits including life assurance and critical illness cover. Other benefits include car allowance, transportation and private medical cover. VARIABLE 2018 Group Performance Share Performance period 40% 40% 20% 1 yr hold 1 yr hold 1 yr hold For 2018, the following awards were made: GCE: £1,177,700 CFO: £526,841 COO: £526,841 £2,000 is paid in cash in March 2019, with the balance of the upfront 40 per cent delivered in shares. Half of this is delivered in June 2019 and the remainder subject to holding until March 2020. The remaining 60 per cent is deferred into shares with 40 per cent vesting in 2020 and 20 per cent in 2021. Half of each deferral is also subject to holding for one year.2 See page 122. 2019 Group Ownership Share Individual performance determines 2019 award Performance period 20% 2 yr hold 20% 1 yr hold 20% 1 yr hold 20% 1 yr hold 20% 1 yr hold For 2019 the following awards are being made: GCE: 300 per cent of base salary. CFO: No award COO: 275 per cent of base salary. Awards will be subject to a three year performance period with vesting between the third and seventh anniversary of award. Any shares released are subject to a further holding period in line with regulatory requirements and market practices.2 See page 122.

1	All references to CFO refer to George Culmer in role on 1 January 2019.

2	Variable remuneration is subject to malus and clawback. See page 123.
113

COMPENSATION

HOW OUR REWARD EMPHASISES LONG TERM PERFORMANCE AND IS ALIGNED TO OUR STRATEGIC PRIORITIES

Financial targets that form the basis of the outcomes for both short term and long term awards are directly linked to the Group’s Four Year Operating Plan.

Variable remuneration awards are subject to a balance of financial and strategic measures as summarised below.

Performance Assessment Short Term Variable Remuneration Year 1 Year 2 Year 3 c. 30% Group Performance Share Financial Performance measures Underlying Profit Strategic Performance measures Group Balanced Scorecard Long Term Variable Remuneration c. 70% Group Ownership Share Financial Performance measures Cost: income ratio / Total Shareholder return / Economic profit Strategic Performance measures Customer satisfaction / Digital active customer growth / Customer complaints Colleague engagement

Shareholding requirements are in line with FTSE 100 practice and actual Executive Director shareholdings are significantly above the required levels as can be seen on page 120.

HOW WE PERFORMED AGAINST THE KEY PERFORMANCE INDICATORS WHICH DIRECTLY IMPACT REMUNERATION OUTCOMES AND SUPPORT THE DELIVERY OF OUR REWARD PRINCIPLES

How we have performed over one year Financial performance £8,066m +6% Underlying profit How we have performed over three years (2016 LTIP measures) – see page 118. Cost:income ratio1 (10% weighting) Actual: 44.7% 100% 47.3% or less 25% payout 46.1% or less 100% payout Customer satisfaction (10% weighting) Actual: 1st 3rd place 25% payout 1st place 100% payout Colleague engagement (7.5% weighting) Actual: 73 100% 66 25% payout 72 100% payout Total shareholder return (2016–2018) (30% weighting) Actual: (4.8%) 0% 8% p.a. or more 25% payout 16% p.a. or more 100% payout Digital active customer growth2 (7.5% weighting) Actual: 14.1m 100% 13.4m 25% payout 14.0m 100% payout Economic profit (25% weighting) Actual: £3,291m 94.8% £2,507m 25% payout £3,308m or more 100% payout Customer complaints per 1,000 (5% weighting) Actual: 3.04 100% 4.18 25% payout 3.78 100% payout Customer complaints FOS change rate (5% weighting) Actual: 18% 100% =<29% 25% payout =<25% 100% payout

1	Adjusted total costs, excluding remediation.

2	Excludes MBNA.

COMPENSATION

ANNUAL REPORT ON REMUNERATION

2018 GROUP BALANCED SCORECARD

A balanced scorecard approach is used to assess Group performance and divisional performance. The Group Balanced Scorecard is made up of 20 measures with clearly defined performance targets agreed by the Committee in Q1 2018. Each receives a mechanical score of 1 to 5 depending on performance against those targets, resulting in an overall score and performance rating, see table on page 116. The Group Chief Executive’s individual performance is measured through the Group Balanced Scorecard.

The 2018 Group Balanced Scorecard is as follows:

Objective	Measure		Performance Range/Outcome Minimum: 1	Maximum: 5	Outcome	Score
Non-Financial	Customer	Satisfying our customers	Customer Dashboard (score relating to c. 120 customer specific measures)		0-29	85-100	73	4
		Retaining and growing customers	Customer Index (Reviewing customer experience and customer value)		<4	≥9	8	4
		Making business with us easier	Improvement of customer journeys		The Group has standardised the majority of its customer journeys with little progress to optimise.	The Group has optimised the majority of its customer journeys with the remainder being standardised.	50% standardised / 50% optimised	4
		Fewer complaints, better handled, driving better outcomes	Total FCA Complaints per '000		>3.25	<3.00	3.04	4
			FOS Change Rate		>30%	≤25%	18%	5
	People	More engaged colleagues	Banking Standards[1] Board Colleague Survey results	Score movement (absolute)	>-6	≥1	-2	3
				Change vs BSB median (relative)	>-2	≥1	-1	
		Building a better culture	Colleague and cultural engagement scores		<63	≥73	70.1	4
		Building skills for the future	Colleague upskilling/ retraining completion		<3,000 training interventions	≥4,200 training interventions	13,548	5
	Control environment	Maintaining a low risk Bank	Board Risk Appetite		>10% red metrics	≤4% red metrics	0.0%	5
		Change delivered safely	Change Execution Risk		Less than 75% of change indicators rated Green, over 15% rated Red	Over 92.5% of change indicators rated Green, less than 5% rated Red	92.9% Green / 4.7% Red	4
		Major programmes delivered as planned	Successful delivery of Major Group Core Programmes (based on time, cost and quality approach)		<5	≥14	11	4
		Building great relationships with regulators	Regulatory Management and Engagement		Under performance of ≥3 metrics	Top performance in ≥4 metrics. No metrics at Good, Developing or Under.	All metrics rated Good	3
	Building the business	Faster and simpler change	Change delivered through Agile methodology		<10% of portfolio	≥17.5% of portfolio	15.5%	4
		Building great relationships with external stakeholders	Reputation with external stakeholders – excluding regulators		<0.55	≥3.55	2.90	3
		Managing investments and delivering benefits	Investment Performance (based on time, cost and quality approach)		<5	≥14	11	4
		Making the most of our data	Data Maturity Level		<2.6	>2.9	2.86	4
		Helping Britain Prosper	Deliver Helping Britain Prosper targets		<Less than 50% of metrics rated Green	≥90% metrics rated Green, none Red	90.9% rated Green	5
Financial	Finance	Delivering a capital efficient, low cost, profitable Bank	Cost: Income Ratio (including remediation)		>52.9%	<48.9%	49.3%	4
			Statutory Profit after tax		<3,180m	≥4,373m	4,400m	5
			Common Equity Tier 1 generation		<140bps	>200bps	210bps	5

Overall 4.15

Non-Financial Performance Range/Outcome Objective Measure Minimum: 1 Maximum: 5 Score Customer Satisfying our customers Customer Dashboard (score relating to c. 120 customer specific measures) 0-29 85-100 4 Retaining and growing customers Customer Index (Reviewing customer experience and customer value) <4 ≥9 Making business with us easier Improvement of customer journeys 50% standardised / 50% optimised The Group has standardised the majority of its customer journeys with little progress to optimise. The Group has optimised the majority of its customer journeys with the remainder being standardised. 4 Fewer complaints, better handled, driving better outcomes Total FCA Complaints per ’000 3.04 >3.25 <3.00 4 FOS Change Rate 18% >30% ≥25% 5 People More engaged colleagues Banking Standards1 Board Colleague Survey results Score movement (absolute) -2 >-6 ≥1 Change vs BSB median (relative) >-2 ≥1 3 Building a better culture Colleague and cultural engagement scores 70.1 <63≥73 4 Building skills for the future Colleague upskilling/ retraining completion 13,548 10% red metrics .4% red metrics Change delivered safely Change Execution Risk 92.9% Green / 4.7% Red Less than 75% of change indicators rated Green, over 15% rated Red Over 92.5% of change indicators rated Green, less than 5% rated Red Major programmes delivered as planned Successful delivery of Major Group Core Programmes (based on time, cost and quality approach) 11 2.9 Helping Britain Prosper Deliver Helping Britain Prosper targets 90.9% rated Green 52.9% 200bps 4 5 5 Financial 1. Banking Standards Board measure combines the absolute and relative movement in one metric.

COMPENSATION

CALCULATING THE 2018 GROUP PERFORMANCE SHARE OUTCOME

The Annual Group Performance Share outcome is calculated using the following steps.

Timeline Process Calculation step Funding inputs Q1. 2018 Group underlying profit target determined. Threshold set 20 per cent below target, below which no bonus payable. 8,616m1 The Committee set a funding level to award at target which is 30 per cent of max opportunity for EDs, as per policy, and 50 per cent for all other colleagues. 447.5m2 Percentage of underlying profit used to fund Group Performance Share determined. 447.5m / 8,616m = 5.1% Funding calculation Q4. 2018 Group underlying profit reported (adjusted). 9,154m3 Application of funding percentage. 9,154m x 5.1% = 466.9m Balanced Scorecard Outcome 1.00 1.59 Threshold 1.60 2.59 2.60 2.79 2.80 3.19 3.20 3.59 3.60 3.79 3.80 4.19 4.20 4.59 4.60 4.79 4.80 5.00 Group Scorecard Rating Under Developing Good Minus Good Good Plus Strong Minus Strong Strong Plus Top Minus Top Group Balanced Scorecard Modifier 0 0.55 0.80 0.90 1.00 1.05 1.10 1.15 1.20 1.25 1.30 Maximum Assessment of performance against Group Balanced Scorecard objectives agreed in Q1 2018. Balanced Scorecard Outcome 4.15/5 Group Balanced Scorecard Modifier. 466.9m x 1.15 = 536.9m Reduction for conduct, and other factors. 536.9m 72.4m = 464.5m Overall pool 464.5m Final approved GPS funding for the Group was 4 per cent greater than the original target. 464.5m / 447.5m = 104% (Group Funding Modifier) GPS Funding Underlying profit m Pool Funding % Funding (mechanical) m Performance Adjustment m Conduct, risk and other factors m Overall Pool m Final % of Underlying Profit % 2017 Target 7,846 400.0 Actual 8,567 436.9 87.4 (109.6) 414.7 4.8 5.1% 2018 Target 8,6161 447.52 Actual 9,1543 466.9 70 (72.4) 464.5 5.1

1	Target full year underlying profit agreed by Board, adjusted for conduct and target GPS expense.

2	On target increased year-on-year due to population change, including colleagues moving from incentives to Group Performance Share in 2018.

3	Underlying profit of £8,066m adjusted by £600m for conduct provision, £27m for year-on-year Prudential Value Adjustment in line with regulatory requirement and £461m for Group performance share expense in 2018.

EXECUTIVE DIRECTORS’ GROUP PERFORMANCE SHARE OUTCOME FOR 2018 (AUDITED)

Individual awards for Executive Directors are determined through the assessment of individual performance using the Group or their divisional balanced scorecard. Personal contribution may be considered where it diverges from scorecard outcomes. Awards will not be made if the Group does not meet threshold financial performance or if an individual is rated Developing or below.

Awards are based on pre-determined formulaic pay out ranges commensurate with performance as follows:

Individual Under – Good Good Good Strong Strong Strong Top Top Performance Developing Minus   Plus Minus   Plus Minus Opportunity No award Threshold 12.5% – 24.16% – 35.84% – 47.5% – 59.16% – 70.83% – 82.5% – 94.16% – Maximum (% of maximum) 24.15% 35.83% 47.49% 59.15% 70.82% 82.49% 94.15% 100%

Based on the mechanical outturn of individual scorecards, a recommendation is made on the award level within the pre-determined pay out range. This was the mid point of the range and no discretion was applied.

The Group modifier is applied to all colleague awards to take into account Group Performance against target. For 2018 an adjustment of 4 per cent.

Executive     Balanced Final Award Group Final GPS Maximum Final Award Director     Scorecard Individual (% of max) Funding Award Opportunity (% of salary) rating Modifier (% of max) (% of salary) António Horta-Osório     Group Strong 65%   67.6% 140% 94.60% George Culmer     Finance Strong 65% 104% 67.6% 100% 67.60% Juan Colombás     Chief Operating Office Strong 65%   67.6% 100% 67.60% Read more page 117

COMPENSATION

Individual performance ratings are determined on the basis of whole job contribution taking account of both (i) what has been achieved against the balanced scorecard objectives for the area for which they have responsibility and (ii) personal performance that considers how performance has been achieved through their leadership approach. For the Group Chief Executive the relevant Balanced Scorecard is the Group Balanced Scorecard, for the Chief Financial Officer the Finance Division Scorecard, and for the Chief Operating Officer the Chief Operating Office Scorecard. Discretion may be applied in deciding whether personal performance rating should vary from the mechanical outcome provided by the Balanced Scorecard metrics. No discretion has been exercised for 2018.

António Horta-Osório Group Chief Executive George Culmer Chief Financial Officer Juan Colombás Chief Operating Officer The Group Chief Executive’s performance assessment for 2018 reflected the Group’s objectives, assessed as Strong. For Group Balanced scorecard please see page 115 Finance Balanced Scorecard rating BSC category Assessment Rating Customer 4.00 Strong People 3.75 Strong minus Control environment 4.00 Strong Building the business 3.67 Strong minus Finance 4.60 Top minus The Chief Financial Officer’s individual performance assessment for 2018 reflected the Finance division’s objectives, assessed as Strong. The individual block ratings and assessment are shown above. COO Balanced Scorecard rating BSC category Assessment Rating Customer 4.20 Strong Plus People 3.50 Good Plus Control environment 4.25 Strong Plus Building the business 4.00 Strong Finance 4.50 Strong Plus The Chief Operating Officer’s individual performance assessment for 2018 reflected the Chief Operating Office objectives, assessed as Strong. The individual block ratings and assessment are shown above.

Key considerations factored into assessing performance and overall rating include, but are not limited to, the following:

Other performance considerations Launched the third stage of the Group’s strategic plan with strategic investment of more than £3 billion over three years. Increased customer ‘net promoter’ score, with reduction in compliants, set against continuing legacy conduct issues and remediation. Further progress in building market leading savings and wealth proposition with agreed Schroders JV. Maintained colleague engagement above UK high-performing norm, with significant increase in skills training. Continued progress against Helping Britain Prosper targets. Financial performance above plan, allowing for increased return of capital to shareholders. Overall rating Strong Other performance considerations Strong financial performance delivered in a continuing challenging low interest rate environment. Continued improvement in the Group’s cost:income ratio to 46 per cent (49.3 per cent including remediation). CET1 capital generation of 210 bps, comfortably exceeding market guidance of 200 bps. Effective management of the establishment of the non-ring fenced bank, Lloyds Bank Corporate Markets plc. V ery strong leadership of the Finance, Legal and Strategy division with excellent colleague engagement. Other performance considerations Maintained a strong operational environment including developing and implementation of Change, Information and Cyber Security risk control, reporting and insight. Delivered customer complaint reductions which saw an 8.2 per cent year-on-year reduction to a close of 3.04 FCA complaints per thousand. Exemplary leadership of delivery of the latest strategic plan, transforming the Group for success in a digital world. Fully supported the People transformation activities across the Group, delivering in excess of 1 million training and development hours for colleagues. Maintained colleague engagement at levels in excess of the UK high performing norm. Overall rating Strong

SINGLE TOTAL FIGURE OF REMUNERATION (AUDITED)

	António Horta-Osório		George Culmer		Juan Colombás		Total
£000	2018	2017	2018	2017	2018	2017	2018	2017
Base salary	1,244	1,220	776	760	779	753	2,799	2,733
Fixed share award	900	900	504	504	497	497	1,901	1,901
Benefits	157	156	49	46	68	71	274	273
Group Performance Share	1,178	1,323	527	599	527	599	2,232	2,521
2016 Long-term incentive (LTIP)[1]	2,216	2,269	1,223	1,228	1,206	1,211	4,645	4,708
Pension allowance	573	565	194	190	195	188	962	943
Other remuneration[2]	2	1	1	1	1	1	4	3
Total remuneration	6,270	6,434	3,274	3,328	3,273	3,320	12,817	13,082

1	The 2016 LTIP vesting (see page 118) at 68.7 per cent and dividend equivalents awarded in shares were confirmed by the Remuneration Committee at its meeting on 14 February 2019. The total number of shares vesting were 3,445,449 and 509,271 shares delivered in respect of dividend equivalents for António Horta-Osório, 1,901,209 shares vesting and 281,017 shares delivered in respect of dividend equivalents for George Culmer and 1,874,804 shares vesting and 277,114 shares delivered in respect of dividend equivalents for Juan Colombás. The average share price between 1 October 2018 and 31 December 2018 (56.04 pence) has been used to indicate the value. The shares were awarded in 2016 based on a share price of 72.978 pence and as such no part of the reported value is attributable to share price appreciation. LTIP and dividend equivalent figures for 2017 have been adjusted to reflect the share price on the date of vesting (67.1043 pence) instead of the average price (66.75 pence) reported in the 2017 report.

2	Other remuneration payments comprise income from all employee share plans, which arises through employer matching or discounting of employee purchases.
117

COMPENSATION

PENSION AND BENEFITS (AUDITED)

Pension/Benefits £	António Horta-Osório	George Culmer	Juan Colombás
Cash allowance in lieu of pension contribution	573,400	193,883	194,838
Car or car allowance	12,000	17,943	12,000
Flexible benefits payments	48,800	30,563	30,138
Private medical insurance	38,151	760	17,342
Tax preparation	24,000	–	5,881
Transportation	34,265	–	2,542

DEFINED BENEFIT PENSION ARRANGEMENTS (AUDITED)

António Horta-Osório has a conditional unfunded pension commitment. This was a partial buy-out of a pension forfeited on joining from Santander Group. It is an Employer-Financed Retirement Benefits Scheme (EFRBS). The EFRBS provides benefits on a defined benefit basis at a normal retirement age of 65. The benefit in the EFRBS accrued during the six years following commencement of employment, therefore ceasing to accrue as of 31 December 2016.

The EFRBS was subject to performance conditions. It provides a percentage of the GCE’s base salary or reference salary in the 12 months before retirement or leaving. No additional benefit is due in the event of early retirement. The rate of pension accrued in each year depended on share price conditions being met and the total pension due is 6 per cent of his base salary of £1,244,400 or £74,664.

There are no other Executive Directors with defined benefit pension entitlements.

Under terms agreed when joining the Group, Juan Colombás is entitled to a conditional lump sum benefit of £718,996 either (i) on reaching normal retirement age of 65 unless he voluntarily resigns or is dismissed for cause, or (ii) on leaving due to long-term sickness or death.

2016 LTIP VESTING (AUDITED)

Awards in the form of conditional rights to free shares in 2016 were made over shares with a value of 300 per cent of reference salary for the GCE and 275 per cent of salary for the CFO and COO. These LTIP awards are vesting at 68.7 per cent, as detailed in the table below. This reflects the Group’s strong financial and strategic performance over the three financial years ended 31 December 2018, balanced against significant uncertainty in the economic and political environment impacting negatively on share price performance, resulting in no vesting for the Total Shareholder Return component.

The Committee has an overarching discretion to reduce the level of award that will vest, regardless of whether the performance condition for partial or full vesting has been met. This qualitative judgement ensures that vesting is not simply driven by a formula that may give an unexpected or unintended remuneration outcome compared to Group performance. The Committee considers this discretion carefully, taking into account circumstances that are relevant to the performance measures and the period under consideration. No discretion has been applied in respect of the vesting outcome for the 2016 LTIP. This was discussed, but it was agreed that the formulaic outcomes were fair and reflective against the original targets set in 2016. Executive Directors are required to retain any vested shares for a further two years after vesting.

Weighting	Measure	Threshold	Maximum	Actual	Vesting
30%	Absolute total shareholder return (TSR)	8% p.a.	16% p.a.	(4.8%)	0%
25%	Economic profit	£2,507m	£3,308m	£3,291m	23.7%
10%	Cost:income ratio[1]	47.3%	46.1%	44.7%	10%
10%	Customer complaint handling[2]	4.18	3.78	3.04	5%
	(FCA reportable complaints/FOS change rate)	=<29%	=<25%	18%	5%
10%	Customer Satisfaction	3rd	1st	1st	10%
7.5%	Digital active customer growth	13.4m	14.0m	14.1m	7.5%
7.5%	Colleague engagement score	66	72	73	7.5%
		LTIP (% maximum) vesting 68.7%

1	Adjusted total costs.

2	The FCA changed the approach to complaint classification and reporting from 30 June 2016. The Committee determined that the original target should be translated on a like-for-like basis into the new reporting requirement. The Committee was satisfied that the revised targets, set on a mechanical basis, were no less stretching.

CHAIRMAN AND NON-EXECUTIVE DIRECTORS (AUDITED)

	Fees £000		Total £000
	2018	2017	2018	2017
Chairman and current Non-Executive Directors
Lord Blackwell[1]	743	728	755	740
Alan Dickinson	230	248	230	248
Anita Frew	380	364	380	364
Simon Henry	182	166	182	166
Lord Lupton	318	161	318	161
Amanda Mackenzie[2]	31	–	31	–
Deborah McWhinney	174	142	174	142
Nick Prettejohn	449	441	449	441
Stuart Sinclair	172	152	172	152
Sara Weller	199	190	199	190
Former Non-Executive Directors
Anthony Watson (retired May 2017)	–	91	–	91
Nick Luff (retired May 2017)	–	69	–	69
Total	2,878	2,752	2,890	2,764

1	Benefits: car allowance (£12,000).

2	Appointed 1 October 2018.
118

COMPENSATION

LOSS OF OFFICE PAYMENTS AND PAYMENTS WITHIN THE REPORTING YEAR TO PAST DIRECTORS (AUDITED)

There were no payments for the loss of office during 2018. In April 2018, following a Court judgment in relation to Integration Awards granted under the Group’s Long-Term Incentive Plan (the LTIP) in 2009, 2,063,640 shares were released and £271,169 paid to John Eric Daniels, former Group Chief Executive and 1,424,778 shares were released and £386,167 paid to Truett Tate, former Executive Director.

EXTERNAL APPOINTMENTS

António Horta-Osório – During the year ended 31 December 2018, the GCE served as a Non-Executive Director of Exor, Fundação Champalimaud, Stichting INPAR Management/Enable and Sociedade Francisco Manuel dos Santos. The Group Chief Executive is entitled to retain the fees, which were £380,569 in total.

RELATIVE IMPORTANCE OF	Dividend and share buyback[1] £m			Salaries and performance-based
SPEND ON PAY (£M)				compensation £m
The graphs illustrate the total remuneration of
all Group employees compared with returns	2018	+26+%	4,039	2018	-5.2%	2,991
of capital to shareholders in the form of	2017		3,195	2017		3,152
dividends and share buyback.
	1 2018: Ordinary dividend in respect of the financial year
	ended 31 December 2018, partly paid in 2018 and partly to
	be paid in 2019 and intended share buyback.
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

TSR INDICES – LLOYDS BANKING GROUP AND FTSE 100

	CEO	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
GCE single figure of remuneration £000	J E Daniels	1,121	2,572	855	–	–	–	–	–	–	–
	António Horta-Osório	–	–	1,765	3,398	7,475	11,540	8,704	5,791	6,434	6,270

Annual bonus/ GPS payout (% of maximum opportunity)	J E Daniels	Waived	62%	0%	–	–	–	–	–	–	–
	António Horta-Osório	–	–	Waived	62%	71%	54%	57%	77%	77%	67.6%

Long-term incentive vesting (% of maximum opportunity)	J E Daniels	0%	0%	0%	–	–	–	–	–	–	–
	António Horta-Osório	–	–	0%	0%	54%	97%	94.18%	55%	66.3%	68.7%

TSR component vesting (% of maximum)	J E Daniels	0%	0%	–	–	–	–	–	–	–	–
	António Horta-Osório	–	–	0%	0%	25.3%	30%	30%	0%	0%	0%

Notes: J E Daniels served as GCE until 28 February 2011; António Horta-Osório was appointed GCE from 1 March 2011. António Horta-Osório declined to take a bonus in 2011.

119

COMPENSATION

DIRECTORS’ SHARE INTERESTS AND SHARE AWARDS

DIRECTORS’ INTERESTS (AUDITED)

	Number of shares			Number of options		Total shareholding[1]		Value
	Owned outright	Unvested subject to continued employment	Unvested subject to performance	Unvested subject to continued employment	Vested unexercised	Total at 31 December 2018	Total at 20 February 2019	Expected value at 31 December 2018 (£000s)[2]
Executive Directors
António Horta-Osório	25,751,860	1,520,915	17,059,116	36,282	–	44,368,173	44,368,878[7]	18,582
George Culmer	14,754,666	695,245	9,621,899	14,554	–	25,086,364	25,086,978[7]	10,512
Juan Colombás	9,679,888	696,217	9,488,262	29,109	–	19,893,476	19,894,091[7]	7,854
Non-Executive Directors[3]
Lord Blackwell	150,000	–	–	–	–	150,000	n/a7	n/a
Alan Dickinson	200,000	–	–	–	–	200,000	n/a7	n/a
Anita Frew	450,000	–	–	–	–	450,000	n/a7	n/a
Simon Henry	250,000	–	–	–	–	250,000	n/a7	n/a
Lord Lupton	1,000,000	–	–	–	–	1,000,000	n/a7	n/a
Amanda Mackenzie OBE[4]	–	–	–	–	–	–	n/a7	n/a
Deborah McWhinney[5]	250,000	–	–	–	–	250,000	n/a7	n/a
Nick Prettejohn[6]	69,280	–	–	–	–	69,280	n/a7	n/a
Stuart Sinclair	–	–	–	–	–	–	n/a7	n/a
Sara Weller CBE	340,000	–	–	–	–	340,000	n/a7	n/a

1	Including holdings of connected persons.

2	Awards subject to performance under the LTIP had an expected value of 50 per cent of face value at grant (in line with the Remuneration Policy). Values are based on the 31 December 2018 closing price of 51.85 pence. Full face value of awards are £23,004,897 for António Horta-Osório, £13,007,279 for George Culmer and £10,314,767 for Juan Colombás.

3	Deborah McWhinney resigned 31 December 2018. Shares held as at date of resignation.

4	Appointed 1 October 2018.

5	Shareholdings held by Deborah McWhinney are either wholly or partially in the form of ADRs.

6	In addition, Nick Prettejohn held 400 6.475 per cent preference shares at 1 January 2018 and 31 December 2018.

7	The changes in beneficial interests for António Horta-Osório (705 shares), George Culmer (614 shares) and Juan Colombás (615 shares) relate to ‘partnership’ and ‘matching’ shares acquired under the Lloyds Banking Group Share Incentive Plan between 31 December 2018 and 20 February 2019. There have been no other changes up to 20 February 2019.

SHAREHOLDING REQUIREMENT (AUDITED)

Executives are expected to build and maintain a company shareholding in direct proportion to their remuneration in order to align their interests to those of shareholders. The minimum shareholding requirements Executive Directors are expected to meet are as follow: 350 per cent of base salary for the GCE and 250 per cent of base salary for other Executive Directors. Newly appointed individuals will have three years from appointment to achieve the shareholding requirement.

There is no appetite for non-compliance with the Shareholding Policy. In the event that exceptional individual circumstances exist resulting in an Executive not being able to comply with the Policy, the Remuneration Committee will consider whether an exception should apply.

In addition to the Group’s shareholding requirements, shares vesting are subject to holding periods in line with regulatory requirements.

António Horta-Osório Shareholding requirement 350% Actual shareholding1 1,294% George Culmer Shareholding requirement 250% Actual shareholding1 1,184% Juan Colombás Shareholding requirement 250%   Actual shareholding1 777%

1	Calculated using the average share price for the period 1 January 2018 to 31 December 2018 (62.554 pence). Includes ordinary shares acquired through the vesting of the deferred Group Performance Share plan, Fixed Share Awards as the shares have no performance conditions; American Deposit Receipts (ADRs) with each one ADR equating to four shares, Executive Share Awards which have vested but have not been exercised; shares held in the Share Incentive Plan (SIP) Trust, i.e. Free, Partnership, Matching and Dividend shares which are no longer subject to forfeiture, as defined in the SIP Rules. Shares held by Connected Persons, as defined by the Companies Act, but broadly meaning spouse or partner and children, may also be included.

The current Shareholding Policy does not take into account post-employment requirements. Consideration of how post-employment shareholding will be incorporated into the Policy will be undertaken in 2019, ahead of a revised policy being implemented in 2020.

As per the diagram on page 113 illustrating how share based remuneration is delivered to our Executive Directors, shares are deferred for up to seven years and clawback provisions can be implemented for up to ten years. Deferred bonus awards and long term incentive awards that are yet to vest are not currently included within the total shareholding for Executive Directors. Based on the number of outstanding bonus deferrals and number of in-flight long term incentive awards granted to each Executive Director, a post-employment shareholding requirement could be achieved until a formal policy is implemented.

None of those who were Directors at the end of the year had any other interest in the capital of Lloyds Banking Group plc or its subsidiaries.

120

COMPENSATION

OUTSTANDING SHARE PLAN INTERESTS (AUDITED)

				Vested /		At 31		Exercise periods
	At 1 January 2018	Granted/ awarded	Dividends awarded	released / exercised	Lapsed	December 2018	Exercise price	From	To	Notes
António Horta-Osório
LTIP 2015-2017	4,579,006	–	346,087	3,035,880	1,543,126	–				1, 2, 3
LTIP 2016-2018	5,015,210	–	–	–	–	5,015,210				3
GOS 2017-2019	5,318,685	–	–	–	–	5,318,685				3
GOS 2018-2020		6,725,221	–	–	–	6,725,221				3, 4
Deferred GPS awarded in 2018		1,555,288	–	388,822	–	1,166,466				5
2014 Sharesave	14,995	–	–	14,995	–		60.02p			6
2016 Sharesave	14,554	–	–	–	–	14,554	47.49p	01/01/2020	30/06/2020
2017 Sharesave	21,728	–	–	–	–	21,728	51.03p	01/01/2021	30/06/2021
George Culmer
LTIP 2015-2017	2,477,167	–	187,227	1,642,361	834,806	–				1, 2, 3
LTIP 2016-2018	2,767,409	–	–	–	–	2,767,409				3
GOS 2017-2019	2,993,565		–	–	–	2,993,565				3
GOS 2018-2020		3,860,925	–	–	–	3,860,925				3, 4
Deferred GPS awarded in 2018		704,426	–	176,106	–	528,320				5
2014 Sharesave	14,995	–	–	14,995	–		60.02p			6
2016 Sharesave	14,554	–	–	–	–	14,554	47.49p	01/01/2020	30/06/2020
Juan Colombás
LTIP 2015-2017	2,442,762	–	184,627	1,619,551	823,211	–				1, 2, 3
LTIP2016-2018	2,728,973	–	–	–	–	2,728,973				3
GOS 2017-2019	2,951,987		–	–	–	2,951,987				3
GOS 2018-2020		3,807,302	–	–	–	3,807,302				3, 4
Deferred GPS awarded in 2018		704,426	–	176,106	–	528,320				5
2016 Sharesave	29,109	–	–	–	–	29,109	47.49p	01/01/2020	30/06/2020

1	The shares awarded in March 2015 vested on 12 March 2018. The closing market price of the Group’s ordinary shares on that date was 67.50 pence. Shares vested are subject to a further two-year holding period.

2	2015 LTIP award was eligible to receive an amount equal in value to any dividends paid during the performance period. Dividend equivalents have been paid based on the number of shares vested and have been paid in shares. The dividend equivalent shares were paid on 12 March 2018. The closing market price of the Group’s ordinary shares on that date was 67.50 pence. The dividend equivalent shares are not subject to any holding period.

3	All LTIPs /GOS have performance periods ending 31 December at the end of the three-year period. Awards were made in the form of conditional rights to free shares.

4	Awards (in the form of conditional rights to free shares) in 2018 were made over shares with a value of 300 per cent of reference salary for António Horta-Osório (6,725,221 shares with a face value of £3,660,000); 275 per cent for George Culmer (3,860,925 shares with a face value of £2,101,193); and 275 per cent for Juan Colombás (3,807,302 shares with a face value of £2,072,010). The share price used to calculate face value is the average price over the five days prior to grant (27 February to 5 March 2018), which was 68.027 pence. As regulations prohibit the payment of dividend equivalents on awards in 2018 and subsequenet years, the number of shares awarded has been determined by applying a discount factor to the share price on award. An adjustment of 25 per cent was applied. Performance conditions for this award are set out in the table below.

5	GPS is deferred into shares. The face value of the share awards in respect of GPS granted in March 2018 was £1,058,016 (1,555,288 shares) for António Horta-Osório; £479,200 (704,426 shares) for George Culmer; and £479,200 (704,426 shares) for Juan Colombás. The share price used to calculate the face value is the average price over the five days prior to grant (27 February to 5 March 2018), which was 68.027 pence.

6	Options exercised on 14 June 2018. The closing market price of the Group’s ordinary shares on that date was 63.13 pence.

2018 GROUP OWNERSHIP SHARE PERFORMANCE MEASURES (FOR AWARDS MADE IN MARCH 2018)

As requested in the 2017 Directors’ Remuneration report, (see implementation of the policy in 2018), the following awards were granted in March 2018.

25 per cent of the proportion of the award attributable to each performance measure will vest at threshold performance.

Strategic priorities	Measure	Basis of payout range	Metric	Weighting
Creating the best customer experience	Customer satisfaction	Major Group average ranking over 2020	Threshold: 3rd Maximum: 1st	10%
	Digital net promoter score	Set relative to 2020 targets	Threshold: 64 Maximum: 67	7.5%
	FCA total reportable complaints and Financial Ombudsman Service (FOS) change rate	Set relative to 2020 targets Average rates over 2020	Threshold: 2.97 Maximum: 2.69 Threshold: =<29% Maximum: =<25%	10%
Becoming simpler and more efficient	Statutory economic profit[1]	Set relative to 2020 targets	Threshold: £2,300m Maximum: £3,451m	25%
	Cost:income ratio	Set relative to 2020 targets	Threshold: 46.4% Maximum: 43.9%	10%
Delivering sustainable growth	Absolute total shareholder return (TSR)	Growth in share price including dividends over 3-year period	Threshold: 8% p.a. Maximum: 16% p.a.	30%
Building the best team	Employee engagement index	Set relative to 2020 markets norms	Threshold: +5% vs UK Norm Maximum: +2% vs UK High Performing Norm	7.5%

1	A measure of profit taking into account Expected Losses, tax and a charge for equity utilisation.
121

COMPENSATION

IMPLEMENTATION OF THE POLICY IN 2019

It is proposed to operate the policy in the following way in 2019:

Base Salary	The Group has applied a total pay budget of 2.6 per cent including a minimum pay award of £600 for eligible colleagues. This is considered an appropriate and competitive budget in the current economic and business climate. Salary increases for the Group Chief Executive (GCE) and Chief Operating Officer (COO) are set below the budget for the wider colleague population at 2 per cent. Following confirmation that the Chief Financial Officer (CFO) is due to retire in 2019, his salary is due to remain in line with 2018.	Salaries will therefore be as follows: GCE: £1,269,288 (with effect from 1 January 2019) CFO: £779,351 COO: £794,938 (with effect from 1 January 2019) CFO Designate[1]: £794,938
Fixed share award	GCE: £1,050,000 CFO: £504,000 COO: £497,000 CFO Designate[1]: £504,000 Shares will be released in equal tranches over a five year period.
Pension	The level of pension allowances for 2019 are: GCE: 33 per cent of base salary CFO: 25 per cent of base salary COO: 25 per cent of base salary	CFO Designate[1]: 25 per cent of base salary Any new Executive Director appointments in 2019 will attract a maximum allowance of 25 per cent of base salary.
Benefits	Benefits remain unchanged from 2018. Executive Directors receive a flexible benefit allowance in line with colleagues, (4 per cent of salary). This can be used to select benefits including life assurance and critical illness cover. Other benefits include car allowance, transportation tax preparation and private medical cover.
Group Performance Share

The approach to determining the Group Performance Share outcome for 2019 will remain unchanged from 2018. It will be based on a percentage of the Group’s underlying profit, adjusted by a scorecard modifier commensurate with Group Balanced Scorecard performance. Adjustments for conduct and risk factors will also be considered.

A financial performance threshold will be set at 20 per cent below the Group’s underlying profit target, at which no award will be payable. The Group Balanced Scorecard must also exceed a threshold score of 1.6, below which no award will be payable.

Individual award maxima for Executive Directors will remain unchanged from 2018 at 140 per cent of base salary for the GCE and 100 per cent of base salary for other Executive Directors. No award will be payable if an individual is rated below an expected level from a performance, regulatory or risk perspective.

Individual awards will be based on pre-determined formulaic pay out ranges commensurate with performance and will be determined by the Remuneration Committee through the assessment of individual performance via a balanced scorecard and personal performance considerations. The Group Chief Executive’s individual performance will be measured through the Group Balanced Scorecard, the Chief Financial Officer will be measured through the Finance Division scorecard and the Chief Operating Officer will be measured through the Chief Operating Office scorecard.

The 2019 scorecard will provide a balanced view across financial, operational and strategic measures. This will be equally weighted between financial, customer and conduct measures. Each measure will be assigned a target assessed against a rating scale of 1 to 5.

The Committee considers the specific measures and targets that apply to 2019 to be commercially sensitive but will provide information on the level of payout relative to the performance achieved in next year’s annual report on remuneration.

For the 2019 performance year, any Group Performance Share opportunity will be awarded in March 2020 in a combination of cash (up to 50 per cent) and shares. 40 per cent will be released in the first year following the award with £2,000 paid in cash, and the balance of the upfront 40 per cent delivered in shares; 50 per cent of which will be subject to holding until March 2020. The remaining 60 per cent is deferred into shares with 40 per cent vesting in 2020 and 20 per cent in 2021. 50 per cent of each release will be subject to a further 12-month holding in line with regulatory requirements.

The Committee may consider the application of malus and clawback as outlined in the performance adjustment section.

Group Ownership Share

The maximum Group Ownership Share award for Executive Directors is 300 per cent of salary (unchanged from 2018). Awards in 2019 are being made as follows:

GCE: 300 per cent of base salary

CFO: No award

COO: 275 per cent of base salary

As regulations prohibit the payment of dividend equivalents on awards in 2019 and subsequent years, the number of shares subject to the award has been determined by applying a discount factor to the share price on grant, as previously disclosed. The Committee approved an adjustment of 29.8 per cent for colleagues who are senior managers, including the Executive Directors.

Awards will be subject to a three-year performance period with vesting between the third and seventh anniversary of award, on a pro-rata basis. Any shares released are subject to a further holding period in line with regulatory requirements and market practice.

Awards made in 2019 will vest based on the Group’s performance against the financial and strategic measures, set out in the table opposite. In line with the Directors’ remuneration policy, the Committee has full discretion to amend payout levels should the award not reflect business and/or individual performance. Business performance includes, but is not limited to, consideration of returns to shareholders.

There are no changes to proposed financial and strategic measures to provide consistency with the 2018 plan, while aligning to the key strategic priorities as set out in the third Group Strategic Review.

The Committee may consider the application of malus and clawback as outlined in the performance adjustment section.

1	Remuneration for the CFO Designate will take effect from commencement of employment.
122

COMPENSATION

Group Ownership Share continued	Strategic priorities	Measure	Basis of payout range	Metric	Weighting
	Creating the best customer experience	Customer satisfaction	Major Group average ranking over 2021	Threshold: 3rd	10%
				Maximum: 1st
		Digital net promoter score	Set relative to 2021 targets	Threshold: 65.3	7.5%
				Maximum: 68.3
		FCA total reportable complaints and Financial Ombudsman Service (FOS) change rate	Set relative to 2021 targets	Threshold: 2.88	10%
				Maximum: 2.60
			Average rates over 2021	Threshold: =<29%
				Maximum: =<25%
	Becoming simpler and more efficient	Statutory economic profit[1]	Set relative to 2021 targets	Threshold: £2,210m	25%
				Maximum: £3,315m
		Cost:income ratio	Set relative to 2021 targets	Threshold: 45.9%	10%
				Maximum: 43.4%
	Delivering sustainable growth	Absolute total shareholder return (TSR)	Growth in share price including dividends over 3-year period	Threshold: 8% p.a.	30%
				Maximum: 16% p.a.

	Building the best team	Employee engagement index	Set relative to 2021 markets norms	Threshold: +5% vs. UK norm	7.5%
				Maximum: +2% vs. UK high
				Performing norm

1	A measure of profit taking into account expected losses, tax and a charge for equity utilisation.

Performance adjustment

Performance adjustment is determined by the Remuneration Committee and/or Board Risk Committee and may result in a reduction of up to 100 per cent of the GPS and/or GOS opportunity for the relevant period. It can be applied on a collective or individual basis. When considering collective adjustment, the Senior Independent Performance Adjustment and Conduct Committee (SIPACC) submits a report to the Remuneration Committee and Board Risk Committee regarding any adjustments required to balanced scorecards or the overall GPS and/or GOS outcome to reflect in-year or prior year risk matters.

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

Judgement on individual performance adjustment is informed by taking into account the severity of the issue, the individual’s proximity to the issue and the individual’s behaviour in relation to the issue. Individual adjustment may be applied through adjustments to balanced scorecard assessments and/or through reducing the GPS and/or GOS outcome.

Awards are subject to clawback for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation.

The application of clawback will generally be considered when:

there is reasonable evidence of employee misbehaviour or material error; or

there is material failure of risk management at a Group, business area, division and/or business unit level.

CHAIRMAN AND NON-EXECUTIVE DIRECTOR FEES IN 2019

The annual fee for the Chairman was increased by 2 per cent to £757,700, in line with the overall salary budget for the executive population.

The annual Non-Executive Director fees were increased by 2 per cent, in line with the base salary increase awarded to the senior management of the Group. These changes took effect from 1 January 2019.

	2019	2018
Basic Non-Executive Director fee	£79,600	£78,000
Deputy Chairman	£104,000	£102,000
Senior Independent Director	£62,400	£61,200
Audit Committee Chairmanship	£72,800	£71,400
Remuneration Committee Chairmanship	£72,800	£71,400
Board Risk Committee Chairmanship	£72,800	£71,400
Responsible Business Committee Chairmanship	£41,600	£40,800
Audit Committee membership	£33,300	£32,650
Remuneration Committee membership	£33,300	£32,650
Board Risk Committee membership	£33,300	£32,650
Responsible Business Committee membership[1]	£15,600	£15,300
Nomination and Governance Committee membership[2]	£15,600	£15,300

1	New members only.

2	Including payments to Chairmen of other Committees who are members.

Non-Executive Directors may receive more than one of the above fees.

123

COMPENSATION

PERCENTAGE CHANGE IN REMUNERATION LEVELS

Figures for ‘All employees’ are calculated using figures for UK-based colleagues subject to the GPS plan. This population is considered to be the most appropriate group of employees for these purposes because its remuneration structure is consistent with that of the GCE. For 2018, 65,537 colleagues were included in this category.

	% change in base salary (2017 – 2018)	% change in GPS (2017 – 2018)	% change in benefits (2017 – 2018)
GCE (salary increase effective 1 January 2019)	2	(11)[1]	2
All employees	2.6[2]	1.4[2]	2.6[2]

1	Reflects the increase in base salary from 1 January 2018 against which the award is determined.

2	Adjusted for movements in staff numbers and other impacts to ensure a like-for-like comparison. Salary increases effective 1 April 2019.

ADDITIONAL DISCLOSURES

CEO PAY RATIO

The Group is committed to ensuring remuneration is competitive, performance-driven and fair. The Group has decided to publish the CEO pay ratio in advance of the formal disclosure requirement using the prescribed Methodology A, as shown in the table below together with an alternative view based on fixed pay.

In assessing the pay ratio for 2018, the Committee has considered likely ratios at industry and sector peers, and companies with a similar employee profile. The Remuneration Committee views pay ratios as a useful reference point to inform policy-setting, but also takes into consideration a number of other factors when considering remuneration levels, including direct engagement on pay with the Group’s recognised unions and shareholders. The Committee is confident that the Group’s policy on pay is fair and that improvements to pay progression will continue to ensure that lower paid colleagues receive a greater share of pay awards.

	Total remuneration (Methodology A)				Fixed pay
Year	P25 (Lower Quartile)	P50 (Median)	P75 (Upper Quartile)	P25 (Lower Quartile)	P50 (Median)	P75 (Upper Quartile)
2018	237:1	169:1	93:1	113:1	81:1	48:1
2017	245:1	177:1	97:1	113:1	82:1	48:1
Y-o-Y		(4%)			(1%)

The median ratio has decreased 4 per cent year-on-year. The median ratio provides a fair reflection of the Group’s approach to pay as colleagues at this level make up approximately 70 per cent of the Group’s employee base, however, these colleagues do not receive long-term incentive plan awards which are more volatile. For the majority of colleagues, year-on-year changes in remuneration are principally driven by pay awards, which the Group directs to the lowest grades. For example, the P25 colleague in 2017 received a 5 per cent pay increase in 2018, meaning this colleague moved up in the percentile ranking to P25.5. The colleague who is now at P25 for 2018 received a 3 per cent pay increase which brought them up from P24.5 to that level. For 2019, the pay budget has been set at 2.6 per cent, but only 2 per cent for senior colleagues, including the Group Chief Executive. To support the Group’s policy of real wage growth and commitment to pay progression, there is a focus on ensuring higher pay awards for colleagues who are lower paid, or paid lower within their pay range. From April 2019, all full-time colleagues will be paid a minimum salary of £17,510. For some colleagues, this will result in an increase of up to 9.9 per cent. This salary level is 7 per cent above the National Living Wage.

NOTES TO THE CALCULATION:

The P25, P50 and P75 colleagues were determined based on calculating total remuneration for all UK employees as at 31 December 2018. This methodology was selected on the basis that it provided the most accurate means of identifying the median, lower and upper quartile colleagues.

The 2018 total remuneration for the colleagues identified at P25, P50 and P75 are as follows: £26,490, £37,058, £67,225.

The 2018 base salary for the colleagues identified at P25, P50 and P75 are as follows: £21,560, £30,364, £45,230.

The colleague identified at P50 is not eligible to receive a car benefit unless required for role and does not participate in the long term incentive plan, therefore the ratio does not provide a like-for-like comparison to the total remuneration of the Group Chief Executive. Each of the three individuals identified was a full-time employee during the year.

The single total figure of remuneration calculated for each of the 65,537 UK colleagues includes full time equivalent base pay, Group Performance Share awards for the 2018 performance year, long term incentive plan payments (for eligible colleagues), core benefits, pension, overtime and shift payments, travel/relocation payments and private medical benefit.

Due to operational constraints, the calculation of the colleague Pension Input Figure excludes the adjustment to uprate the opening value for defined benefit plans specified in section 229 of the Finance Act 2004. The omission of this factor does not materially affect the outcome of the ratio and/or distort the validity of the valuation. All other data has been calculated in line with the methodology for the single total figure of remuneration for the Group Chief Executive.
124

COMPENSATION

GENDER PAY

WE REDUCED OUR GENDER PAY GAP BY 1.3 PER CENT IN 2018

The Group is committed to offering all colleagues a reward package that is competitive, performance-driven and fair.

We recognise that supporting gender equality and diversity more broadly supports the success of the UK as a whole. We regularly review our pay levels to ensure that men and women are paid equally for doing equivalent roles across the Group and the Group is committed to increasing the number of women in senior roles. As a result of progress made in

REMUNERATION COMMITTEE

The Committee comprises Non-Executive Directors from a wide background to provide a balanced and independent view on remuneration matters. During the year Anita Frew stepped down as Chair of the Committee and was replaced by Stuart Sinclair with effect from 1 September 2018. Stuart has been a member of the Committee since January 2016 and Anita remains a member of the Committee.

For details of membership and attendance at meetings, please see page 133.

The purpose of the Committee is to set the remuneration for all Executive Directors and the Chairman, including pension rights and any compensation payments. It recommends and monitors the level and structure of remuneration for senior management and material risk takers. It also considers, agrees and recommends to the Board an overall remuneration policy and philosophy for the Group that is aligned with its long-term business strategy, its business objectives, its risk appetite, values and the long-term interests of the Group that recognises the interests of relevant stakeholders, including the wider workforce.

ANNUAL EFFECTIVENESS REVIEW

During 2018, the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review.

HOW THE REMUNERATION COMMITTEE SPENT ITS TIME IN 2018

The Committee held five scheduled meetings during 2018 where the following key matters were considered.

Committee:

Approval of terms of reference

Results of the effectiveness review and suggestions for improvement

Group wide remuneration approach:

Determination of the overall 2017 Group Performance Share outcome

Approval of the 2015 LTIP vesting

Approval of the 2018 Group Performance

hiring female talent into senior positions and targeting greater pay awards for lower graded colleagues (where there is a majority of female colleagues), we have reduced our gender pay gap by 1.3 per cent. An increase in part time working at lower grades and a reduction in the number of female colleagues at the most senior grades, offset the progress made in female colleagues taking on more senior positions in the Group. As a result the mean bonus gap increased by 1.2 per cent from 2017 to 2018. Further information is available at: https:///www.lloydsbankinggroup.com/globalassets/our-group/responsible-business/reporting-centre/gender-pay-gap-report-2017-18-final.pdf.

Share methodology including performance measures included within the Group Balanced Scorecard

2018 Colleague Group Ownership Share

2018 Sharesave offer

Approval of a simplified 2019 Balanced Scorecard approach following stakeholder feedback

Review of the Group’s new approach to performance, ‘Your Best’

Senior Executives and Executive Directors:

Review of performance and remuneration arrangements for Executive Directors and key senior management

Key Stakeholders:

Shareholder feedback following the 2018 AGM in May

Feedback sessions following engagement with the PRA/FCA

Consideration of the revised UK Corporate Governance Code and how the Committee intends to ensure compliance moving into 2019 and beyond

Consideration for ensuring a clear link between pay and performance following the launch of the Group’s new approach to performance, ‘Your Best’

Review and approval of MBNA integration remuneration approach

Review and approval of LDC bonus award approach

Key Priorities for 2019

We are not seeking to make any changes to our Directors Remuneration Policy for 2019 but the Committee will undertake a full review of the Policy in 2019 ahead of the 2020 AGM. During 2019, the Committee will increase its level of oversight on remuneration matters for the wider workforce to support with key decision making when setting the policy. This will include implementation of changes supporting the Group’s new performance management approach.

In light of the recent enhancements in corporate governance, the Committee will

Mean Pay Gap % 2018 31.5% 2017 32.8% Mean Bonus Gap % 2018 66.4% 2017 65.2%

continue to focus on implementing the revised principles of the UK Corporate Governance Code. In addition to continuous engagement with stakeholders, the Committee intends to increase the level of engagement it has with the wider workforce on remuneration matters.

ADVICE PROVIDED TO THE COMMITTEE:

Mercer is the appointed advisor to the Committee, following a competitive tender process in 2016 and was retained during the year. The Committee is of the view that Mercer provides independent remuneration advice to the Committee and does not have any connections with the Group that may impair its independence. The broader Mercer company provides unrelated advice on accounting and investments. Mercer is a founding member and signatory to the UK Remuneration Consultants Code of Conduct which governs standards in the areas of transparency, integrity, objectivity, confidentiality, competence and due care, details of which can be found at www.remunerationconsultantsgroup.com.

During the year, Mercer attended Committee meetings upon invitation and provided advice and support in areas such as market and best practice, regulatory and governance developments, drafting the remuneration report, and benchmarking pay and performance.

Fees payable for the provision of Remuneration Committee services in 2018 were £89,870, based on time and materials.

António Horta-Osório (Group Chief Executive), Juan Colombás (Chief Operating Officer), Jen Tippin (Group People and Productivity Director), Matt Sinnott (Group Reward Director), Stuart Woodward (Reward Regulation, Governance and Variable Reward Director) and Letitia Smith (Group Director, Conduct, Compliance & Operational Risk) provided guidance to the Committee (other than for their own remuneration).

Stephen Shelley (Chief Risk Officer) and George Culmer (Chief Financial Officer) also attended the Committee to advise as and when necessary on risk, financial and other operational matters.

Statement of voting at Annual General Meeting

The table below sets out the voting outcome at the Annual General Meeting in May 2018.

	Votes cast in favour		Votes cast against		Votes withheld
	Number of shares (millions)	Percentage of votes cast	Number of shares (millions)	Percentage of votes cast	Number of shares (millions)
Directors’ remuneration policy (binding vote in 2017)	47,673	98.03%	959	1.97%	535
2018 annual report on remuneration (advisory vote)	39,664	79.22%	10,405	20.78%	645
125

COMPENSATION

DIRECTORS’ REMUNERATION POLICY

The Group’s remuneration policy was approved at the AGM on 11 May 2017 and took effect from that date. It is intended that approval of the remuneration policy will be sought at three-year intervals, unless amendments to the policy are required, in which case further shareholder approval will be sought; no changes are proposed for 2019. The full policy is set out in the 2016 annual report and accounts (pages 90 to 98) which is available at: https://www.lloydsbankinggroup.com/investors/annual-reports/download-centre/.

The tables in this section provide a summary of the Directors’ remuneration policy. There is no significant difference between the policy for Executive Directors and that for other colleagues. Further information about the remuneration policy for other colleagues is set out in section ‘Other remuneration disclosures’.

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

126

COMPENSATION

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

127

COMPENSATION

Deferral of variable remuneration and holding periods

Operation

The Group Performance Share and Group Ownership Share plans are both considered variable remuneration for the purpose of regulatory payment and deferral requirements. The payment of variable remuneration and deferral levels are determined at the time of award and in compliance with regulatory requirements (which currently require that at least 60 per cent of total variable remuneration is deferred for seven years with pro-rata vesting between the third and seventh year, and at least 50 per cent of total variable remuneration is paid in shares or other equity linked instruments subject to a holding period in line with current regulatory requirements).

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

The individual’s skills and experience.

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

On behalf of the Board

Stuart Sinclair

Chairman, Remuneration Committee

128

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

	Base salary	Fixed share award	Pension, benefits and other fixed remuneration
Resignation	In the case of resignation to take up new employment, paid until date of termination (including any period of leave required by the Group). In the case of resignation for other reasons, base salary will be paid in monthly instalments for the notice period (or any balance of it), offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
Redundancy or termination by mutual agreement	Paid until date of termination (including any period of leave required by the Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination unless, in the case of mutual agreement, the Committee determines that exceptional circumstances apply in which case shares may be released on termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
Retirement/ill health, injury, permanent disability/death	Paid until date of retirement/death. For ill health, injury or permanent disability which results in the loss of employment, paid for the applicable notice period (including any period of leave required by the Group).	Awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination except for (i) death where shares are released on the date of termination; or (ii) in the case of permanent disability the Committee determines that exceptional circumstances apply, in which case shares may be released on the date of termination.	Paid until date of death/retirement (subject to individual benefit scheme rules). For ill health, injury, permanent disability, paid for the notice period including any period of leave required by the Group (subject to individual benefit scheme rules).
Change of control or merger	N/A	Awards will be payable on the date of the Change of Control and the number of shares subject to the award will be reduced to reflect the shorter accrual period. The Committee may decide that vested awards will be exchanged for (and future awards made over) shares in the acquiring company or other relevant company.	N/A
Other reason where the Committee determines that the executive should be treated as a good leaver	Paid until date of termination (including any period of leave required by the Group). In respect of the balance of any notice period, base salary will be paid in monthly instalments, offset by earnings from new employment during this period.	Awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
129

COMPENSATION

	Annual bonus (now known as Group Performance Share)(1)	Long-term incentive (now known as Group Ownership Share)(2)	Chairman and Non-Executive Director fees(3)
Resignation	Unvested deferred Group Performance Share awards are forfeited and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier), unless the Committee determines otherwise in exceptional circumstances.	Awards lapse on date of leaving (or on notice of leaving) unless the Committee determines otherwise in exceptional circumstances that they will vest on the original vesting date (or exceptionally on the date of leaving). Where award is to vest it will be subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.
Redundancy or termination by mutual agreement	For cases of redundancy, unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback. For termination by mutual agreement, the same approach as for resignation would apply.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.
Retirement/ill health, injury, permanent disability	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.
Death	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination. Deferred Group Performance Share awards vest on death in cash, unless the Committee determines otherwise.	Awards vest on death subject to the performance conditions and time pro-rating (for months worked in performance period unless determined otherwise). Malus and clawback will apply.	Paid until date of leaving Board.
Change of control or merger[2]	In-year Group Performance Share accrued up until date of change of control or merger (current year). Where there is a Corporate Event, deferred Group Performance Share awards vest to the extent and timing determined by the Committee in its absolute discretion.	Awards vest on date of event. Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period unless determined otherwise). Malus and clawback will normally apply. Instead of vesting, awards may be exchanged for equivalent awards over the shares of the acquiring company or another company.	Paid until date of leaving Board.
Other reason where the Committee determines that the executive should be treated as a good leaver	Unvested deferred Group Performance Share awards are retained and in-year Group Performance Share awards are accrued until the date of termination (or the commencement of garden leave if earlier). Deferred Group Performance Share awards vest in line with normal timeframes and are subject to malus and clawback. The Committee may allow awards to vest early if it considers it appropriate.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in performance period). Malus and clawback will apply.	Paid until date of leaving Board.

1	If any Group Performance Share is to be paid to the Executive Director for the current year, this will be determined on the basis of performance for the period of actual service, rather than the full notice period (and so excluding any period of leave required by the Group).

2	Reference to change of control or merger includes a compromise or arrangement under section 899 of the Companies Act 2006 or equivalent. Fixed share awards may also be released/exchanged in the event of a resolution for the voluntary winding up of the Company; a demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Committee, might affect the current or future value of any award; or a reverse takeover, merger by way of a dual listed company or other significant corporate event, as determined by the Committee. In the event of a demerger, special dividend or other transaction which would in the Committee’s opinion affect the value of awards, the Committee may allow a long-term incentive award to vest to the extent relevant performance conditions are met to that date and if the Committee so determined, on a time pro-rated basis (unless determined otherwise) to reflect the number of months of the performance period worked.

3	The Chairman is entitled to six months’ notice.
130

CORPORATE GOVERNANCE

STATEMENT ON US CORPORATE GOVERNANCE STANDARDS

The Board is committed to the delivery of the Group’s strategy which will transform the Group for success in a digital world. The Board’s strategy is underpinned by high standards of corporate governance designed to ensure consistency and rigour in its decision making. This report explains how those standards, in particular, those laid down in the Financial Reporting Council’s UK Corporate Governance Code 2016 (the UK Code), apply in practice to ensure that the Board and management work together for the long-term benefit of the Company and its shareholders. The UK Code can be accessed at www.frc.org.uk.

To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairmen. Terms of Reference for each of the Committees are available on the website at www.lloydsbankinggroup.com. Information on the membership, role and activities of the Nomination and Governance Committee, the Audit Committee, the Board Risk Committee and the Responsible Business Committee can be found on pages 144 to 155.

Further information about the work of the Remuneration Committee is included on pages 111 to 112 and 125.

As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds Banking Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Lloyds Banking Group plc’s main listing is on the London Stock Exchange, it follows the principles contained in the UK Code. The Group has complied with the provisions of the UK Code and has done so throughout 2018 regarding the provisions where the requirements are of a continuing nature. Key differences are set out below.

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

CORPORATE GOVERNANCE

A LETTER FROM OUR CHAIRMAN

BUILDING ROBUST STAKEHOLDER RELATIONSHIPS

During the year, the Board continued to ensure corporate governance was embedded into the thinking and processes of the business.

Lord Blackwell
Chairman

CHAIRMAN’S LETTER

This Corporate Governance Report details our approach to governance in practice, how the Board operates and the key activities of the Board during the year, together with information on the annual Board evaluation process. It also includes the reports from each of the Board’s principal Committees.

Strong Board oversight is vitally important alongside the executive governance framework. A major focus over the last year has been the implementation of our strategic transformation programme, following extensive Board engagement in the conception and design of the strategy to deliver the ‘Bank of the Future’.

This transformation programme is managed through multiple workstreams and initiatives, and the scale and pace of change is highly demanding. It has involved a significant shift in organisational decision-making and controls from business and functional lines to cross divisional workstreams. It has also required a substantial investment in colleague skills and culture to support the re-shaping of roles around the new ways of working. The Board has devoted considerable time to reviewing the way this is being implemented, with particular attention to the management of the risks arising from the implementation of new technologies, the new ways of working and the overall pace of change.

BOARD AND COMMITTEE CHANGES

There have been a number of changes to the Board and Committees during the year. Amanda Mackenzie was appointed to the Board in October, and became a member of the Board Risk Committee and the Responsible Business Committee. She is also joining the Remuneration Committee with effect from 1 March 2019. Also, Nick Prettejohn is joining the Nomination and Governance Committee with effect from 1 March 2019. After three years on the Board, Deborah McWhinney decided to leave the Group, for personal reasons, with effect from 31 December 2018. Deborah provided valuable insight to the Board during her tenure, especially in respect of

IT infrastructure and cyber security. She left with our thanks and best wishes for the future. Anita Frew stepped down as Chairman of the Remuneration Committee in September and was replaced by Stuart Sinclair. Anita will continue to be a member of the Committee, and remains as the Group’s Deputy Chairman and Senior Independent Director. Further to the announcement in October that George Culmer would be retiring from the Group in the third quarter of 2019, the Group announced in February 2019, that, subject to regulatory approvals, William Chalmers will succeed George as Executive Director and Chief Financial Officer.

GOVERNANCE AND THE RING-FENCED BANK STRUCTURE

Building on the work carried out last year to create our non-ring fenced bank, Lloyds Bank Corporate Markets plc, the Group has now completed the new regulatory requirements by establishing new governance around its ring-fenced banking activities – Lloyds Bank plc and Bank of Scotland plc (together the ‘Ring-Fenced Banks’). These companies serve the Group’s personal and business clients in the UK and contain the vast majority of the Group’s UK banking activities. Further information on the governance structure for the Ring-Fenced Banks can be found on page 135.

Group Directors are also Directors of the Ring-Fenced Banks and, in addition, we have appointed three Non-Executive Directors to the Ring-Fenced Banks, who are independent of the Group (the ‘Ring-Fenced Bank only Directors’). These three Ring-Fenced Bank only Directors were recruited during 2018 and took up their formal roles on 1 January 2019. They are Nigel Hinshelwood and Brendan Gilligan, who both have extensive experience of the financial sector, and Sarah Bentley, who has significant experience in consumer-focused industries as well as in digital technology. More information is provided in the Nomination and Governance Committee report on pages 144 to 146. Nigel Hinshelwood has been appointed as the Senior Independent Director of the Ring-Fenced Bank Boards.

BOARD EVALUATION

In accordance with the UK Corporate Governance Code the Board engaged Egon Zehnder to facilitate the annual review of the Board and its Committees, following two years in which we had undertaken internal reviews of board effectiveness. This process ran between August 2018 and January 2019, and was overseen by the Nomination and Governance Committee. The process which was undertaken and the findings of the review can be found on pages 139 to 140, together with information about our progress against the 2017 review actions.

CORPORATE GOVERNANCE CODE

During the year under review, the Group applied and was fully compliant with the UK Corporate Governance Code 2016. Additionally, in preparation for our adoption of the UK Corporate Governance Code 2018 from 1 January this year, the Group undertook a review of its Corporate Governance Framework. We also considered our approach to workforce engagement. Further information on workforce engagement can be found on page 141. We will report on our application of the UK Corporate Governance Code 2018 in next year’s annual report.

Lord Blackwell

Chairman

STRATEGY
The Board has been engaged with the Group’s strategy through multiple touchpoints throughout the year. These have included:
the annual cycle of two offsite meetings to debate priorities and agree implementation plans;
a suite of formal Board metrics and qualitative reporting to monitor progress and risks;
‘Deep dive’ sessions on key areas (see page 133 for more information);
‘Gallery Walk’ sessions with workstream teams in the Lab environment; and
a wide range of informal interactions to ‘feel the pulse’.

CORPORATE GOVERNANCE

Corporate governance report

OUR BOARD IN 2018*

Gender diversity A. B. A. Male: 9 B. Female: 4 Skills and experience (Non-Executive Directors only) Retail/Commercial Banking Financial markets/wholesale banking/ corporate clients Insurance Prudential and conduct risk in financial institutions Core technology operations Government/regulatory Consumer/marketing/distribution Strategic thinking 7 out of 10 8 out of 10 5 out of 10 10 out of 10 5 out of 10 10 out of 10 8 out of 10 10 out of 10 Board tenure A. B. C. D. E. A. 0-2 years: 2 B. 2-4 years: 2 C. 4-6 years: 4 D. 6-8 years: 4 E. 8+ years: 1 Age A. B. C. A. 46-55: 2 B. 56-65: 9 C. 66-75: 2

*Data as at 31 December 2018. Amanda Mackenzie joined the Board on 1 October 2018, and Deborah McWhinney retired from the Board on 31 December 2018.

BOARD AND COMMITTEE COMPOSITION AND ATTENDANCE IN 20184

Board member	Board meetings	Nomination and Governance Committee	Audit Committee	Board Risk Committee	Remuneration Committee	Responsible Business Committee
Lord Blackwell (C)	8/8	7/7	–	8/8	6/6	4/4
António Horta-Osório	8/8	–	–	–	–	–
Juan Colombás	8/8	–	–	–	–	–
George Culmer	8/8	–	–	–	–	–
Alan Dickinson	8/8	7/7	7/7	8/8	6/6	–
Anita Frew	8/8	6/7	7/7	8/8	6/6 [3]	4/4
Simon Henry	7/8	–	7/7	8/8	–	–
Lord Lupton	8/8	–	6/7	8/8	–	–
Amanda Mackenzie[1]	1/1	–	–	2/2	–	1/1
Deborah McWhinney[2]	8/8	–	6/7	8/8	–	–
Nick Prettejohn	8/8	–	7/7	8/8	–	–
Stuart Sinclair	7/8	–	–	7/8	6/6 [3]	4/4
Sara Weller	8/8	7/7	–	8/8	6/6	4/4

1	Amanda Mackenzie joined the Board and respective Committees on 1 October 2018.
2	Deborah McWhinney retired from the Board on 31 December 2018.
3	Stuart Sinclair succeeded Anita Frew as the Chair of the Remuneration Committee on 1 September 2018.
4	Where a Director is unable to attend a meeting s/he receives papers in advance and has the opportunity to provide comments to the Chair of the Board, or to the relevant Committee Chair.
Chairman

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
In 2018 deep dive sessions were held on the following topics:
IT Architecture Strategy
People and ways of working (initial deep dive in April, and update meeting in October)
Open Banking
Lloyds Bank Corporate Markets plc update
Scottish Widows strategy
Governance of GSR3 and value streams

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

LEADING CUSTOMER EXPERIENCE MAXIMISE TRANSFORM DIGITISE

DISCUSSIONS AND DECISIONS

Regular updates
Group Performance Report
Finance report, including budgets, forecast and capital positions
Risk reports
2018 customer performance dashboard
Chairman’s report
Reports from Chairmen of Committees and principal subsidiaries

Financial
2018 budget
Dividend approval
Update on structural hedging strategy
Pension scheme valuations
Group Corporate Treasury Management information pack
GSR3 and four year operating plan
Draft results and presentations to analysts
Funding and liquidity plans
Capital plan
Basel Pillar 3 disclosures
Annual report and Form 20-F
Unconsolidated income statement
Group treasury plan 2019

Strategy
Two strategy away days to review the progress in implementing the Group’s strategy
‘Deep dive’ on IT Architecture Strategy
‘Deep dive’ on Open Banking
Consideration and approval of large transactions
Cloud strategy, which supports the transformation of the Group’s IT architecture

Customers
Annual review of customer conduct framework and risks
Performance reviews against customer dashboard
Deep dives on customer propositions, including mortgage offerings and transforming customer journeys
Processes and outcomes for fair treatment of customer complaints and remediation
Progress in providing a ’single customer view’ of Group products and supporting Open Banking developments
Supporting vulnerable customers and customers in financial difficulty
Updates on our support for financial inclusion

Culture and values
‘Deep dive’ on people and ways of working in April, and an additional deep dive in October
Helping Britain Prosper Plan
Conduct, culture and values – Culture dashboard
Responsible business report

Governance and stakeholders
Establishment of the operational, organisational and governance structure for the Ring-Fenced Banks.
Board effectiveness and Chairman’s performance reviews
AGM documentation approval and subsequent voting results briefing
Review and approval of the Corporate Governance Framework
Review and approval of various Group policies including Signing Authorities, Group Statement on Modern Slavery, and Board and GEC Members’ Dealing Policy
Investor Relations updates
Revised principal Committee responsibilities
Chairman’s fee review (without Chairman present)
Non-Executive Directors’ fees review (with Non-Executive Directors’ abstaining)
Going concern statement
Banking Standards Board update
Board appointments and Executive succession plans

Regulatory
Ring-Fenced Banking updates
Whistleblowing updates
Regulatory updates
Senior Manager and Certification Regime updates

Risk management
Approval of Group risk appetite
Cyber security briefings
Review and approval of conduct risk
Review and approval of PRA and EBA stress testing results
Review and approval of the Risk Management Framework

CORPORATE GOVERNANCE

Governance in action

Schroders joint venture

On 23 October 2018, the Group announced a strategic partnership with Schroders plc to create a market-leading wealth management proposition. The three key components of the partnership are:

(i) the establishment of a new financial planning joint venture (the ‘JV’);

(ii) the Group taking a 19.9 per cent stake in Schroders high net worth UK wealth management business; and

(iii) the appointment of Schroders as the active investment manager of approximately £80 billion of the Scottish Widows and Lloyds Banking Group insurance and wealth related assets.

This strategic partnership will combine the Group’s significant client base, multi-channel distribution and digital capabilities with Schroders’ investment and wealth management expertise and technology capabilities.

As part of the structure of the partnership, the Board considered two primary elements:

The management of the insurance and wealth related assets; and

The establishment of the JV

Management of the assets was largely the responsibility of the Insurance Business. In July 2018, a recommendation was made to the Insurance Board (and the Boards of all the other entities that were to be parties to the arrangements) proposing that Schroders be appointed as core investment management and investment advisory partner following a structured Request for Proposal process, involving two rounds of bidding, due diligence, site visits, client references and joint implementation workshops. An evaluation process indicated that Schroders would be the preferred bidder, with Schroders standing out on strategic alignment as well as investment performance, which was seen as key to building a successful long-term relationship. The recommendation included the proposed strategic partnership with the Wealth business, which would benefit the Insurance business. The recommendation to appoint Schroders to manage the funds was accepted in principle by the Insurance Board, subject to approval of the proposed JV arrangements by the Group Board. Group Board approval of the JV proposals was obtained on 2 October 2018.

The JV element of the partnership was considered by the main Group Board. Initially papers were presented at scheduled Board meetings, but as the proposal progressed, a Committee of the Board considered and approved the project to provide flexibility, to better respond to the needs of the business and engage in governance of the project, which was important for the implementation of the Group’s strategy in the area of insurance and wealth, and for the Group as a whole. The Board scrutinised the proposal to satisfy itself that the establishment of the JV was in the best interests of the Group’s customers. The Board considered, amongst other things, the process for referring Group customers to the JV and that the standards of customer service would meet the Group’s values and standards, ensuring that customers were at the heart of the decision being made.

Revised Group governance arrangements and Group restructure to comply with ring-fencing

Following the financial crisis, UK legislation was passed to better protect customers and the day-to-day banking services they rely on. The new rules mean large UK banks must separate personal banking services such as current and savings accounts from risks in other parts of the business, like investment banking. This is called ring-fencing. Banks have taken different approaches on how they implement these rules with effect from 1 January 2019.

The Group, led by the Nomination and Governance Committee, has worked closely with the Regulators to ensure that there is in place a Group structure and governance arrangements which are appropriate for the Group, and meet regulatory requirements. Lloyds Bank plc and Bank of Scotland plc have been identified as the banks which have been included within the ring-fence (together, the ‘Ring-Fenced Banks’). Broadly, there are three key PRA principles that underpin the governance structure for the Ring-Fenced Banks.

Independent decision making by the Ring-Fenced Bank Boards – on any matters where there might be a conflict between the interests of the Ring-Fenced Banks and the interests of another part of the Group, ensuring that the Ring-Fenced Bank Boards act in the interests of the Ring-Fenced Banks.

Risks considered and managed from the Ring-Fenced Banks’ perspective – this includes maintenance of the capital adequacy and liquidity of the Ring-Fenced Banks.

Clear and effective governance at both Ring-Fenced Bank and Lloyds Banking Group plc level – including second and third lines of defence in respect of risk management.

In order to meet ring-fencing requirements a major governance and legal entity programme has been implemented across the Group, which has included the following aspects:

REORGANISATION

The reorganisation of the subsidiaries of the Group, which have now been restructured into four sub-groups under Lloyds Banking Group plc:

the ‘Ring-Fenced Bank sub-group’ containing Lloyds Bank plc and Bank of Scotland plc (which includes the Halifax business and MBNA);

the ‘LBCM sub-group’ under Lloyds Bank Corporate Markets plc, which now holds the Group’s subsidiaries and branches in the Crown Dependencies, Singapore and the US. A number of client agreements were also transferred from Lloyds Bank plc and Bank of Scotland plc to Lloyds Bank Corporate Markets plc in order to comply with the ring-fencing regulatory requirements which took effect on 1 January 2019;

the ‘Insurance sub-group’ under Scottish Widows Group Limited (including Scottish Widows Limited); and

the ‘Equity sub-group’ under a new equity holding company, LBG Equity Investments Limited, under which the principal subsidiary is Lloyds Development Capital Limited.

Lloyds Banking Group plc Aligned Boards Lloyds Bank plc* HBOS plc Bank of Scotland plc* Lloyds Bank Corporate Markets plc Scottish Widows Group Limited LBG Equity Investments Limited Ring-Fenced Banks* Non Ring-Fenced Bank Insurance Equity Investments

THE BOARD STRUCTURE

To facilitate effective governance, the boards of Lloyds Banking Group plc, Lloyds Bank plc, Bank of Scotland plc and HBOS plc are run on an aligned basis as the business of the Ring-Fenced Banks accounts for the majority of the Group’s operations. This involves the Directors of Lloyds Banking Group plc also sitting on the Boards of the other three companies. To provide further support to the fulfilment of the three key principles of governance of the Ring-Fenced Banks outlined above, three additional independent Non-Executive Directors have been appointed to the Ring-Fenced Bank Boards.

Consistent with the existing independent Scottish Widows Limited Board, Lloyds Bank Corporate Markets plc also has an independent Board. Further detail on the risk management framework of the Group and of each sub-group is set out on page 35.

NEW DIRECTORS OF THE RING-FENCED BANKS

During the first quarter of the year the Nomination and Governance Committee oversaw the selection process and recommendation for appointment of three new Non-Executive Directors to the Boards of Lloyds Bank plc and Bank of Scotland plc. As described in the Chairman’s introduction on page 132, Sarah Bentley, Brendan Gilligan and Nigel Hinshelwood were recruited during the year, and took office with effect from 1 January 2019. All the Ring-Fenced Bank only Directors sit on the Board Risk Committees of each of the Ring-Fenced Banks and two are members of the relevant Audit and Remuneration Committees. Nigel Hinshelwood, who is the Senior Independent Director of each of the Ring-Fenced Banks with effect from 1 January 2019, is also a member of the Nomination Committee of each of the Ring-Fenced Banks.

CORPORATE GOVERNANCE

Q&A WITH ALAN DICKINSON, CHAIR OF THE BOARD RISK COMMITTEE

Q: What is the Group’s risk appetite and risk tolerance?

A: Taking risk is a critical part of what any bank must do. How well it does that determines how well it meets the needs of its customers and how successful it will be as an organisation.

The Board Risk Committee has three key responsibilities.

The first is to review the environment in which the Group is operating – factors such as the economic and geopolitical climate for example – and recommend for Board approval how much risk the Group should take – the ‘Risk Appetite’. This will usually be a maximum level of risk in any one area – such as how large a proportion of new mortgage loans should be represented by high loan to value loans, typically to first time buyers.

The second is to ensure that the ways in which the risk that is taken are effective and efficient, for example setting out policies and procedures to be followed and checks and balances to make sure that the right actions happen. This is the Risk Management Framework which is reviewed regularly by the Board Risk Committee to give comfort that it is still guiding the Group to do those things right.

The third responsibility is to continually assess the ways in which Group colleagues have risk in mind when doing their jobs – what I would call the ‘Risk Culture’. The role of the Board and its Risk Committee is to set the ‘tone from the top’ – to set an example as to what risks to take and how to manage those risks.

Q: How do we remain focused on resolving legacy conduct, litigation and regulatory matters?

A: The Committee pays a great deal of attention to these issues. Whilst PPI mis-selling is by far the most costly and well known issue, there remain many smaller issues which have been identified over the years since the financial crisis. The Group has established very considerable resources to address these potential redress requirements and has made material progress over the last 12 months in resolving these matters. In very many cases our customers may have been unaware of their potential claim. The Board Risk Committee has placed great emphasis on clearing up these issues and achieving resolution as rapidly as possible and reviews progress at each and every meeting.

Q: What are the biggest risk factors to our industry and what steps are we taking to address them?

A: Even in the best of times, it is essential for banks to be aware of both inherent and emerging risks of which there are many. The inherent risks receive regular scrutiny, but emerging risks require special attention particularly with a banking group the size of Lloyds Banking Group.

The sheer scale of our balance sheet and the nature of banking in taking deposits and lending those deposits on to other customers means that we are mindful of the risks in the UK economy at any time and indeed in the global economy given that, as a trading nation, what goes on in the world will very rapidly impact the UK. The geopolitical situation and, closer to home, EU exit are very important risk factors to be considered when assessing the Group’s Risk Appetite.

As economic cycles mature, it is important to be mindful of the impact of the money supply upon asset prices and to gauge the impact of a sudden reversal of asset price growth on investor sentiment, markets and the real economy. We are always wary of asset price bubbles and the potential impact upon an ever more closely linked global economy of a sudden reversal.

Aside from the balance sheet impacts of such events, operational resilience has become ever more important as the processes and systems by which banks provide their services become ever more technologically reliant and dependent upon continued smooth running of services provided in-house and through expert third parties. The demand for change and more sophisticated services in itself brings operational risk as platforms are changed. Add on the increasing risk of cyber attacks and operational resilience is receiving a very considerable amount of attention from the Board Risk Committee.

Change also brings other risks. It is important to provide the ever more user friendly and sophisticated services that the banking customers of tomorrow increasingly require, and will obtain from other suppliers if we do not. Changing processes and systems that have been established over decades if not more and making the organisation agile and able to respond to demand, is a very material risk and will take up a great deal of the Board Risk Committee’s time for many years ahead.

Q: What keeps you awake at night?

A: Fortunately, I sleep pretty well. The comprehensive work programme undertaken by the Board Risk Committee means that most issues have been reviewed in detail and actions taken or accelerated where appropriate.

The greater concerns lie where it is simply impossible to be in control of events be they geopolitical or, say, operational such as cyber-security. It is much easier to predict with accuracy potential losses from lending on mortgage or credit card than the reputational and financial losses that might arise from a successful cyber-attack.

Ensuring that the Group is as prepared as it possibly can be with the strongest defences and tools at its disposal is the only prudent course to take and is one we have pursued vigorously in recent years to protect the Group and all of its customers from whatever might happen in the future.

Beyond Board meetings

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

Non-Executive Directors see attendance at Board and Committee meetings as only one part of their role. In addition to the annual schedule of Board and Committee meetings, the Non-Executive Directors undertake a full programme of activities and engagements each year.

Where further training or awareness is identified, such as new technology, regulations or sector advances, deep dives are held with the relevant field expert to provide overviews, chances to raise questions, and debate the impacts on business in an informal setting. Details of the new mandatory training that has been rolled out to the Non-Executive Directors this year can be seen on page 140.

The Board held joint discussions with Scottish Widows Group Limited in April, and Lloyds Bank Corporate Markets plc in September. These meetings are important in respect of both governance and the sharing of best practice. They also provide the opportunity for in-depth focus on both insurance and corporate markets matters. Performance and business updates are also provided, and, in the case of Lloyds Bank Corporate Markets plc, updates on key milestones in respect of the development of this new bank.

CORPORATE GOVERNANCE

How our Board works

MEETINGS, ACTIVITIES AND PROCESSES

The right processes in place to deliver on our strategy

During the year, there were eight scheduled Board meetings, with details of attendance shown on page 133. In addition to formal meetings, the Board meets as necessary to consider matters of a time-sensitive nature. The Chairman and the Chairmen of each Committee ensure Board and Committee meetings are structured to facilitate open discussion, debate and challenge.

The Board is supported by its Committees which make recommendations on matters delegated to them under the Corporate Governance Framework, in particular in relation to Board appointments internal control risk, financial reporting, governance and remuneration issues.

The management of all Committees is in keeping with the basis on which meetings of the Board are managed. Each of the Committees’ structures facilitates open discussion and debate, with steps taken to ensure adequate time for members of the Committees to consider proposals which are put forward.

The Executive Directors make decisions within clearly defined parameters which are documented within the Corporate Governance Framework. However, where appropriate, any activities outside the ordinary course of business are brought to the full Board for their consideration, even if the matters fall within the agreed parameters. The Corporate Governance Framework helps to ensure that decisions are made by management with the correct authority.

In the rare event of a Director being unable to attend a meeting, the Chairmen of the respective meetings discuss the matters proposed with the Director concerned wherever possible, seeking their support and feedback accordingly. The Chairman subsequently represents those views at the meeting.

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

The process of escalating issues and agenda setting is reviewed at least annually as part of the Board Effectiveness Review with enhancements made to the process, where necessary, to ensure it remains effective. Details of the meeting process are provided on the next page.

The Non-Executive Directors also receive regular updates from the Group Chief Executive’s office including a weekly email which gives context to current issues. In-depth and background materials are regularly provided via a designated area on the secure electronic Board portal.

A full schedule of matters reserved for the Board and Terms of Reference for each of the principal Committees can be found at www.lloydsbankinggroup.com

Q&A WITH ANITA FREW, DEPUTY CHAIRMAN AND SENIOR INDEPENDENT DIRECTOR

Q: What is your role as Senior Independent Director?

A: I have a number of different stakeholders to whom I am accountable, being shareholders, the Chairman, the other Directors and the Group as a whole. I make myself available to shareholders when there are concerns that have not or cannot be dealt with through the usual channels of the Chairman or Executive Directors. I also attend regular meetings with major shareholders to ensure that there is a balanced understanding of the issues and concerns that this group of shareholders have. I act as a sounding board for the Chairman and Group Chief Executive on Board and shareholder matters, and have regular meetings with both. In matters relating to the Chairman such as his performance and conduct evaluation, agreeing his objectives and succession planning, I will Chair the Nomination and Governance Committee in his place to ensure independence. I will also conduct his annual appraisal, and deal with any concerns regarding the Chairman that other members of the Board have.

Regarding the Board as a whole, I act as a trusted intermediary for the other Non-Executive Directors where this is required to help them to challenge and contribute effectively; and take the initiative in discussion with the Chairman or other Board members if it should seem that the Board is not functioning effectively.

For the Group, as the Ring-Fenced Bank structure is now in place, I also liaise and collaborate with the Ring-Fenced Bank Senior Independent Director where appropriate.

Q: Where does the Senior Independent Director add value?

A: The role of the Senior Independent Director has grown enormously in the past few years, and I believe stakeholders really value this alternative contact within the Board, providing a highly versatile intermediary with the Board and senior management. This is supported by me having a close relationship with the stakeholders to reinforce the trust and confidence needed to perform the role effectively. The majority of my role is undertaken during normal business circumstances, but recognising that I will need to step in when any issues arise. The relationships fostered during times of normal business provide a strong basis to deal with any such issues effectively and independently.

Q: As Whistleblowing Champion for the Group, what are the reporting lines to you, and how do matters get escalated to the Board?

A: My role as the Group’s whistleblowing Champion is to oversee the integrity, independence and effectiveness of the Group’s procedures for whistleblowing. There is a dedicated team within the Group that is responsible for managing whistleblowing concerns and as such I delegate much of the day-to-day activity to these trusted colleagues. I retain oversight over the team through regular catch up meetings and have a direct reporting line for matters that require escalation to me. On an annual basis, I am responsible for presenting to the Board on the effectiveness of the Group’s arrangements and this includes relevant case updates, industry perspective and whether the internal processes are effective to handle disclosures properly.

Q: Are you satisfied the Company has a robust process in place in respect of whistleblowing?

A: The Group’s whistleblowing arrangements are subject to annual review by Group Internal Audit. This provides an opportunity for an independent party to review the whistleblowing processes and test whether they are effective. The results to date from these reviews have been positive compared to our peers. The Audit Committee and Board also receive regular reports regarding whistleblowing.

In addition, the Group has recently participated in a benchmarking exercise led by Protect. Protect (formerly known as Public Concern at Work) provide external confidential advice. Colleagues can contact the independent UK Whistleblowing charity, Protect who can talk you through your options and help you raise a concern about risk, malpractice or suspected wrongdoing at work. This exercise reviewed the governance, engagement and operational arrangements and compared these to other financial and non-financial companies. The Group scored positively with the results showing a favourable position.

CORPORATE GOVERNANCE

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

Board meeting

Board meetings have certain standing items, such as a report from the Group Chief Executive and Chief Financial Officer on Group performance, reports from the Chairmen of Committees and principal subsidiaries and updates from GEC members.

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

Those responsible for matters arising are asked to provide updates to a subsequent meeting.

LORD BLACKWELL’S VISIT TO CARDIFF

As one of his regular site visits, Lord Blackwell was in Cardiff in September meeting colleagues from St. William House, local branches and Lloyds Bank Foundation charity, Women Connect First.

The Chairman met with a number of teams, including the Group Customer Services Customer Solutions Centre, which is designing and developing a new customer management system which utilises artificial intelligence, and colleagues from Black Horse, including the Complaints team. Lord Blackwell sat with colleagues and went through some live cases with them, discussing the challenges they face in ensuring fair and reasonable outcomes.

This was followed by a networking lunch with the Commercial Banking SME and the Mid Markets Team, who deliver local face-to-face relationships across five geographical areas of Wales.

Lord Blackwell’s visit continued with a Town Hall session, with over 200 colleagues, followed by a visit to two local branches where he discussed the evolution of technology with mortgage advisors, and how their role has changed. Lord Blackwell then met with Women Connect First, which aims to empower black and minority ethnic women in Cardiff, helping them realise their full potential and make an impact on Welsh society.

To end his visit in Cardiff, Lord Blackwell hosted a colleague recognition dinner. The evening recognised the achievements of colleagues who demonstrate the Group values of making a difference together, keeping things simple and putting customers first.

CORPORATE GOVERNANCE

How our Board works

ASSESSING OUR EFFECTIVENESS

Board evaluation

HOW THE BOARD PERFORMS AND IS EVALUATED

In accordance with the three-year cycle, the 2018 effectiveness review was facilitated externally by Egon Zehnder1, an external board evaluation specialist, between August 2018 and January 2019. The annual effectiveness review, which is facilitated externally at least once every three years, provides an opportunity to consider ways of identifying greater efficiencies, maximising strengths and highlighting areas of further development. The effectiveness review was commissioned by the Board, assisted by the Company Secretary and overseen by the Nomination and Governance Committee. Details of this effectiveness review are provided below.

The Board conducted internal effectiveness reviews in 2016 and 2017. These were led by the Chairman of the Board, and included a review of effectiveness of the Board, its Committees and individual Directors with the support of the Nomination and Governance Committee. Performance evaluation of the Chairman is carried out by the Non-Executive Directors, led by the Senior Independent Director, taking into account the views of the Executive Directors.

2018 EVALUATION OF THE BOARD’S PERFORMANCE

The 2018 effectiveness review sought the Directors’ views on a range of topics including: strategy; planning and performance; risk and control; Board composition and size; balance of skills and experience; diversity; culture and dynamics; the Board’s calendar and agenda; the quality and timeliness of information; and support for Directors and Committees.

The effectiveness review findings focus on both evaluation of effectiveness of the Board as a whole, and of the individual Directors.

This is a well functioning Board underpinned by a shared purpose, strong team dynamics and robust processes.2

If Directors have concerns about the Company or a proposed action which cannot be resolved, it is recorded in the Board minutes. Also on resignation, Non-Executive Directors are encouraged to provide a written statement of any concerns to the Chairman, for circulation to the Board. No such concerns were raised in 2018 and up to the date of this report.

EXTERNAL EVALUATION PROCESS
Stage 1 – August 2018
Initial meetings with the Chairman took place to build on the existing questionnaire and establish a discussion guide. Analysis of the existing skills matrix was undertaken. This enabled Egon Zehnder to understand the Board’s purpose and scope out the effectiveness review.
Stage 2 – September to November 2018
Questionnaires were sent to the Directors ahead of the one-to-one interviews with each Director. Egon Zehnder also attended the November Board meeting. This enabled Egon Zehnder to witness and evaluate the Board’s processes and behaviours.
Stage 3 – January 2019
Findings were reviewed with the Company Secretary. The summary findings were then shared and discussed with the Chairman and feedback on each of the Committees was shared with the relevant principal Committees. The final summary was presented to the Board in January at a meeting facilitated by Egon Zehnder. Feedback on individual Directors is shared with the Chairman.

HIGHLIGHTS FROM THE 2018 REVIEW

The evaluation concluded that the performance of the Board, its Committees, the Chairman and each of the Directors continues to be effective. All Directors demonstrated commitment to their roles.

The key findings and areas for consideration include the following:

Findings	Areas for consideration

 Purpose of creating the conditions for sound governance and renewed stakeholder confidence has been well executed through tight controls and disciplined risk management;

 The strategy is clear and the Directors are aligned on strategic priorities.

 Despite strong engagement in strategy the Board agenda is perceived to be still overly rooted in regulatory compliance and risk mitigation. Looking ahead, there is an opportunity for the Board to become more outwardly-focused.

Controls and governance are very strong; Committees are broadly well chaired; The 2018 strategy review process was hailed as a great success in allowing for wide-ranging and free-flowing debate.

 Further streamlining of meeting papers and agendas to enable more expansive discussion;

 The increase in the number of Directors attending aligned Board meetings may require different disciplines in the conduct of meetings;

 Large attendance of Committee meetings could inhibit debate.

 The Chairman:

– has focused on building an independently-minded, diverse Board, and has laid the foundations for an open Board culture;

– invests considerable one-on-one time with Non-Executive Directors, which provides a platform for timely, two-way feedback, and helps the new Non-Executive Directors build confidence and a sense of belonging.

 Board Directors are committed and suitably inquisitive. They come well-prepared to meetings and show a healthy balance of supporting management and asking pertinent questions.

 Consideration as to whether there is scope for bringing further technology know-how to the Board in due course;

 Non-Executive Directors would like to offer greater support to the Chairman by leveraging their unique skills and experience more fully.

Purpose and Strategy	Processes	People

1	At the time of the 2018 review Egon Zehnder provided certain Board and senior management level services from time to time, including in respect of succession planning as detailed on page 144, otherwise Egon Zehnder has no other connection with the Group.
2	2018 Board Effectiveness Review.
139

CORPORATE GOVERNANCE

PROGRESS AGAINST THE 2017 INTERNAL BOARD EFFECTIVENESS EVALUATION

During the year, work focused particularly on Board papers and presentations. A summary of the Board’s progress against the actions arising from the 2017 evaluation are set out below.

Recommendations from the 2017 evaluation	Actions taken during 2018
Reduction in volume of Board papers. More concise reports, highlighting important points and avoiding unnecessary volume and repetition. Fewer and shorter presentations.

 A review of the schedule of Board and Committee meetings took place, and a number of meetings have been removed after being considered unnecessary.

 Instructions have been given to all those who produce Board papers to avoid repetition between presentations and briefing papers. Bespoke training has also been provided by the Company Secretary.

 In order to allow more time for discussion, challenge and debate, certain items of the agenda at Board meetings had no presentations although the responsible executives were available at the meeting to respond to queries from the Board.

 Enhanced video conferencing facilities have been installed in various Group locations to improve the quality of remote participation in meetings when attendance in person is not possible.

Increased feedback from stakeholders other than regulators and customers, including shareholders and bondholders.

 The Group’s brokers attended the Board meeting in April to provide investor feedback on the results and strategy announcements.

 The bi-annual presentation to the Board on reputation contained information on shareholder sentiment and was attended by the Group Director of Investor Relations.

 A governance lunch was held in November with key institutional shareholders. This was hosted by the Chairman and the Chairmen of the Board Committees, and feedback was reported to the Board.

 As part of the monthly report to the Board, the CFO now reports on the Bank of England’s ‘minimum requirements for own funds and eligible liabilities’ and will continue to highlight significant developments related to the Group’s debt funding.

Terms of Reference to be reviewed and updated to avoid duplication of effort in areas covered by other Committees.	The Terms of Reference were reviewed, and considered by the Nomination and Governance Committee in April, and approved by the Board in November.
Major change management; finance; accounting and data experience to be considered for future recruitment of Directors.	These areas of experience will continue to be considered. Amanda Mackenzie, appointed in October 2018 has a substantial amount of experience in respect of change management.

Board papers and presentations to the Board	Stakeholder feedback	Responsible Business Committee Terms of Reference	Non- Executive Director Recruitment

PROFESSIONAL DEVELOPMENT AND TRAINING PROGRAMME AT A GLANCE

In addition to the existing methods of training for the Directors, the Board agreed in 2017 that the Non-Executive Directors should be provided with a mandatory training programme. This was trialled by members of the Nomination and Governance Committee and has since been rolled out to the rest of the Directors.

Training modules were identified from a list of the topics used by Group colleagues, and following discussions between Group Secretariat, Risk and Group Learning, the following themes were identified as being the most relevant for Non-Executive Directors:

 Anti-Bribery

 Competition Law

 Information Security

 Whistleblowing

 Senior Manager and Certification Regime (‘SMCR’) has also been included as an additional theme for all Non-Executive Directors.

DELIVERY OF TRAINING

The training is delivered via an online training platform on the Group’s intranet. The Directors can access this at any time, and once the training is completed, it is recorded on the system to provide a full audit trail. The Directors have completed the modules for 2018.

CORPORATE GOVERNANCE

How our Board works

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

In establishing and reviewing the risk management and internal control systems, the Directors carried out a robust assessment of the principal risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity, the likelihood of a risk event occurring and the costs of control. The process for identification, evaluation and management of the principal risks faced by the Group is integrated into the Group’s overall framework for risk governance. The Group is forward-looking in its risk identification processes to ensure emerging risks are identified. The risk identification, evaluation and management process also identifies whether the controls in place result in an acceptable level of risk. At Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the executive Group Risk Committee, Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a monthly view of the Group’s overall risk profile, key risks and management actions, together with performance against risk appetite and an assessment of emerging risks which could affect the Group’s performance over the life of the operating plan. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is provided within the risk management report on pages 48 to 106. The Board concluded that the Group’s risk management arrangements are adequate to provide assurance that the risk management systems put in place are suitable with regard to the Group’s profile and strategy.

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

Workforce engagement

During the year, the Nomination and Governance Committee made a recommendation to the Board as to how the Board would engage with the ‘wider workforce’ as a key stakeholder following the Financial Reporting Council’s recent guidelines. The Board has discussed and agreed the approach to engagement during 2019, methods of gathering and documenting workforce views, and considering how feedback provided by the workforce would be presented to and considered by the Board on a timely basis.

The definition of the Group’s ‘workforce’ was considered and agreed as ‘our permanent employees, contingent workers and third-party suppliers that work on the Group’s premises delivering services to our customers and supporting key business operations’.

ENGAGEMENT ACTIVITY AND DEVELOPING DIALOGUE

Board members already participate in a number of key engagement activities such as site visits, Q&A sessions, colleague feedback sessions, Chairman’s breakfasts, and the Helping Britain Prosper Live events. Enhancements to current engagement activities have been agreed to provide the opportunity for feedback, themes and viewpoints of the wider workforce to be brought to the attention of the Board for discussion and debate to encourage a meaningful dialogue between the Board and the workforce.

From the second quarter of 2019, the Board will receive a report on a quarterly basis to provide further oversight and insight into workforce related activity and support with key decision making.

RAISING CONCERNS IN CONFIDENCE

The Group’s existing whistleblowing channel provides an opportunity for both colleagues and the wider workforce to raise concerns in confidence.

CORPORATE GOVERNANCE

Complying with the UK Corporate Governance Code 2016

The UK Corporate Governance Code 2016 (the ‘Code’) applied to the Lloyds Banking Group 2018 financial year. The Group confirms that it applied the main principles and complied with all the provisions of the Code throughout the year. The Group has been subject to the provisions of the UK Corporate Governance Code 2018 since January 2019, and will report on this next year. The Code is publicly available at www.frc.org.uk. The following two pages explain how we have applied the Main Principles and the provisions of the Code during the year.

The Group has adopted the UK Finance Code for Financial Reporting Disclosure and its 2018 financial statements have been prepared in compliance with its principles.

A. Leadership	✓

A1. The Board’s Role The Group is led by an effective, committed unitary Board, which is collectively responsible for the long-term success of the Group. The Group’s Corporate Governance Framework, which is reviewed annually by the Board, sets out a number of key decisions and matters that are reserved for the Board’s approval. Further details can be found online at www.lloydsbankinggroup.com and on page 137.

	Independent	Responsibilities
Chairman Lord Blackwell		Lord Blackwell leads the Board and promotes the highest standards of corporate governance. He sets the Board’s agenda and builds an effective and complementary Board. The Chairman leads Board succession planning and ensures effective communication with shareholders.
Executive Directors Group Chief Executive António Horta-Osório		António Horta-Osório manages and leads the Group on a day-to-day basis and makes decisions on matters affecting the operation, performance and strategy of the Group’s business. He delegates aspects of his own authority, as permitted under the Corporate Governance Framework, to other members of the Group Executive Committee.
Chief Financial Officer George Culmer		Under the leadership of the Group Chief Executive, George Culmer and Juan Colombás make and implement decisions in all matters affecting operations, performance and strategy. They provide specialist knowledge and experience to the Board. Together with António Horta-Osório, George Culmer and Juan Colombás design, develop and implement strategic plans and deal with day-to-day operations of the Group.
Chief Operating Officer Juan Colombás
Non-Executive Directors Deputy Chairman and Senior Independent Director Anita Frew	As Deputy Chairman, Anita Frew would ensure continuity of chairmanship during any change of chairmanship. She supports the Chairman in representing the Board and acts as a spokesperson. She deputises for the Chairman and is available to the Board for consultation and advice.
The Deputy Chairman may represent the Group’s interests to official enquiries and review bodies. As Senior Independent Director, Anita Frew is also a sounding board for the Chairman and Chief Executive. She acts as a conduit for the views of other Non-Executive Directors and conducts the Chairman’s annual performance appraisal. She is available to help resolve shareholders’ concerns and attend meetings with major shareholders and financial analysts to understand issues and concerns.
Alan Dickinson		The Non-Executive Directors challenge management constructively and help develop and set the Group’s strategy. They actively participate in Board decision-making and scrutinise management performance. The Non-Executive Directors satisfy themselves on the integrity of financial information and review the Group’s risk exposures and controls. The Non-Executive Directors, through the Remuneration Committee, determine the remuneration of Executive Directors.
Simon Henry
Lord Lupton
Amanda Mackenzie¹
Deborah McWhinney[2]
Nick Prettejohn
Stuart Sinclair
Sara Weller
Company Secretary Malcolm Wood		The Company Secretary advises the Board on various matters including governance and ensures good information flows and comprehensive practical support is provided to Directors. He maintains the Group’s Corporate Governance Framework and organises Directors’ induction and training. The Company Secretary communicates with shareholders as appropriate and ensures due regard is paid to their interests. Both the appointment and removal of the Company Secretary is a matter for the Board as a whole.

1	Amanda Mackenzie joined the Board with effect from 1 October 2018.

2	Deborah McWhinney left the Board with effect from 31 December 2018.

A2. Division of responsibilities There is clear division of responsibility at the head of the Company, as noted above. As documented in the Group’s Corporate Governance Framework there is clear separation between the role of the Chairman, who is responsible for the leadership and effectiveness of the Board, and the Chief Executive, who is responsible for the running of the Company’s business.

A3. Role of the Chairman The Chairman has overall responsibility for the leadership of the Board and for ensuring its effectiveness. The responsibilities of the Chairman and his fellow Directors are set out above.

Lord Blackwell was independent on appointment.

CORPORATE GOVERNANCE

A4. Role of the Non-Executive Directors The Senior Independent Director (‘SID’), Anita Frew, acts as a sounding board for the Chairman and Group Chief Executive. She can be contacted by shareholders and other Directors as required.

The Non-Executive Directors challenge management constructively and help develop and set the Group’s strategy.

Meetings are held between the Non-Executive Directors in the absence of the Executive Directors, and at least once a year in the absence of the Chairman.

Further information on meeting arrangements and the responsibilities of the Directors are given on pages 136 to 138 and 142 respectively.

B. Effectiveness	✓

B1. The Board’s composition The balance of skills, experience, independence, and knowledge on the Board is the responsibility of the Nomination and Governance Committee, and is reviewed annually or whenever appointments are considered. Having the right balance on the Board and its Committees helps to ensure that those bodies discharge their respective duties and responsibilities effectively.

In particular, the Nomination and Governance Committee monitors whether there are any relationships or circumstances which may affect a Director’s independence. Following the most recent review of independence the Committee concluded that all Non-Executive Directors are independent in character and judgement as shown on page 142.

More information on the annual Board effectiveness review can be found on pages 139 to 140 and information on the Board Diversity Policy can be found on page 146.

B2. Board appointments The process for Board appointments is led by the Nomination and Governance Committee, which then makes a recommendation to the Board.

More details about succession planning can be found on page 144.

More information about the work and focus of the Nomination and Governance Committee can be found on pages 144 to 146.

B3. Time commitments Non-Executive Directors are advised of time commitments prior to their appointment and they are required to devote such time as necessary to discharge their duties effectively. The time commitments of the Directors are considered by the Board on appointment and annually, and following the most recent review, the Board is satisfied that there are no Directors whose time commitments are considered to be a matter for concern. External appointments, which may affect existing time commitments for the Board’s business, must be agreed with the Chairman, and prior Board approval must be obtained before taking on any new external appointments.

No Executive Director has either taken up more than one Non-Executive Director role at a FTSE100 company or taken up the Chairmanship of such a company.

More information on Directors’ attendance at Board and Committee meetings can be found on page 133.

B4. Training and development The Chairman leads the training and development of Directors and the Board generally and regularly reviews and agrees with each Director their individual and combined training and development needs.

Ample opportunities, support and resources for learning are provided through a comprehensive programme, which is in place throughout the year and comprises both formal and informal training and information sessions.

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

Board Committees are also provided with sufficient resources to discharge their duties.

All Directors have access to the services of the Company Secretary in relation to the discharge of their duties.

B6. Board and Committee performance and evaluation An externally facilitated performance evaluation was completed in 2018, with internally facilitated evaluations having taken place in 2016 and 2017. More information can be found on pages 139 to 140, along with the findings, actions, and progress made during the year.

B7. Re-election of Directors At the 2019 AGM all Directors will seek re-election or election. Being the first AGM following her appointment, Amanda Mackenzie will stand for election, with all other Directors standing for re-election. The Board believes that all Directors continue to be effective and committed to their roles.

C. Accountability	✓

C1. Financial and business reporting The Code requirement that the Annual Report is fair, balanced and understandable is considered throughout the drafting and reviewing process and the Board has concluded that the 2018 Annual Report is fair balanced and understandable. Information on the Company’s business model and strategy can be found on pages 5 to 10.

C2. Risk management and internal control systems The Board is responsible for the Group’s risk management and internal controls systems; see page 141 for more detail regarding internal control. The Audit Committee is responsible for the effectiveness of internal controls and the Risk Management Framework. Further information can be found on pages 147 to 150.

The Board Risk Committee is responsible for the review of the risk culture of the Group, setting the tone from the top in respect of risk management. Further information can be found on pages 151 to 154.

The Directors’ confirmation that the business is a going concern can be found on page 156.

C3. Role and responsibilities of the Audit Committee The Board has delegated a number of responsibilities to the Audit Committee, including oversight of financial reporting processes, the effectiveness of the internal controls and the risk management framework, whistleblowing arrangements and the work undertaken by the external and internal auditors. The Audit Committee Report which can be found on pages 147 to 150, sets out how the Committee has discharged its duties and areas of focus during the year.

D. Remuneration	✓

D1. Level and elements of remuneration The Group is committed to offering all colleagues a reward package that is competitive, performance-driven and fair and its Remuneration Policy is designed to promote the long term success of the Company. The Directors’ Remuneration Report on pages 111 to 130 provides full details regarding the remuneration of Directors. The Remuneration Policy can be found in the 2016 Annual Report and Accounts and remains unchanged since last approved by shareholders at the 2017 AGM.

D2. Procedure The work of the Remuneration Committee and its focus during the year can be found on page 125.

E. Relations with Shareholders	✓

E1. Shareholder engagement The Board actively engages with all stakeholders including shareholders.

E2. Use of General Meetings The Board values the AGM as a key opportunity to meet shareholders. The 2019 AGM will be held on 16 May 2019. The whole Board is expected to attend and will be available to answer shareholders’ questions.

To facilitate shareholder participation, electronic proxy voting and voting through the CREST proxy appointment service are available. All votes are taken by way of a poll to include all shareholder votes cast.

A webcast of the AGM is carried out to allow shareholders who cannot attend in person to view the meeting live.

Key

✓  Fully Compliant

CORPORATE GOVERNANCE

Nomination and Governance Committee report

The Committee has overseen further development of the Group’s senior management succession planning programme.

Dear Shareholder

Board and GEC changes

As reported in my introduction to the Governance Report on page 132, there have been a number of changes to the Board during the year, all of which have been overseen by the Nomination and Governance Committee (the ‘Committee’). The Committee conducted a rigorous process for identifying and assessing candidates to recruit both the Ring-Fenced Bank only Non-Executive Directors and an additional Group Non-Executive Director. Details of this selection process can be found on page 146. The Committee has also overseen the transition from Anita Frew to Stuart Sinclair as the Chair of the Remuneration Committee Chairman, and as part of the succession plan which is in place for senior management, have approved the appointment of Kate Cheetham as Company Secretary to replace Malcolm Wood when he retires from the Group in June 2019.

Following the announcement in October that George Culmer would be retiring from the Group in the third quarter of 2019, the Nomination and Governance Committee conducted a rigorous search process for his successor. This led to the announcement in February 2019 that, subject to customary regulatory approvals, William Chalmers would join the Group in June 2019, becoming an Executive Director and Chief Finance Officer when George steps down.

Board effectiveness review

As highlighted in my letter on page 132, an externally facilitated Board effectiveness review was conducted during the year. This was overseen by the Committee, and full details are provided on pages 139 to 140.

Succession planning

The Committee continued its work on succession planning during the year, focusing on the level below the Group Executive Committee (GEC). This has included working with Egon Zehnder to review the changing role requirements and characteristics for bank leadership in the context of the Bank of the Future.

The outcome of this review provided a comprehensive view of the GEC role characteristics against which the current senior management layer below GEC can be assessed to ensure alignment of capability, aspiration and adequacy of current development plans. The identified characteristics are designed to represent the particular leadership requirements of those undertaking GEC-level roles within the Group as we build the Bank of the Future. Our ambition is to ensure an Executive team that embraces the diverse strengths of individual leaders and collectively exhibits the characteristics expected of a team leading the Group to succeed in a digital world. The GEC characteristics align to the leadership behaviours: inspire delivery; encourage simplicity; develop confidence; and build trust. Additional emphasis is placed upon key capabilities required to lead cultural transformation, including innovative strategic thinking; agile change management; digital technology; collaborative team working and insightful customer perspectives.

The GEC characteristics will become the benchmark for the assessment of, and development planning for, GEC members and attendees as well as successors into those roles. The characteristics will be considered in addition to knowledge and experience criteria around breadth of banking/financial services and governance experience. Work was undertaken in September 2018 to support identified successors in reviewing and refreshing their development plans to ensure that these directly support their succession readiness in line with the characteristics.

During the year GEC members and attendees have been assessed against the GEC characteristics, with both a desktop assessment and self-assessments by GEC members and attendees. These have been reviewed by the Group Chief Executive and me, and formed the basis for discussion with the Committee and other Board members about executive capabilities and succession plans.

Individual assessment scores against the GEC characteristics have been shared with each GEC member and attendee for discussion with their line manager. Additional personal development interventions have been agreed as appropriate, with individual development plans continuing to be owned and driven by each Executive.

Overall, the results of the assessment evidence that the GEC collectively exhibit strong capabilities in the leadership characteristics required to deliver the Bank of the Future. As a team, their breadth of banking and governance experience provides the knowledge base required to enable robust decision-making. Personal characteristics around values, judgement and drive are aligned with the Group’s target culture.

UK Corporate Governance Code

The Financial Reporting Council published in July an amended UK Corporate Governance Code (the ‘New Code’), which is applicable from 1 January 2019, with requirements relating to the annual report applicable to the report and accounts for the year ending 31 December 2019. The Group will be reporting against this New Code in next year’s annual report, but the requirements have been considered by the Committee and the Board during the year under review and work has been done to implement changes to procedures, governance, culture and practice in line with the New Code.

The Group’s Corporate Governance Framework

The Corporate Governance Framework was updated in 2017 to anticipate the governance requirements of ring-fencing on the basis of discussions at that time. During 2018, the Corporate Governance Framework was further updated to include additional amendments to reflect commitments made to the Regulator. These amendments included wording to reflect the role of Risk Officer for the Ring-Fenced Banks, particularly in relation to the Risk Committees, additional detail on the conduct of aligned Board and Committee meetings, and clarification of the management of conflict issues. More information on the aligned meetings can be found on page 135.

The Committee has also overseen amendments to the Corporate Governance Framework to reflect the requirements of the New Code ahead of implementation in 2019.

Lord Blackwell

Chairman, Nomination and Governance Committee

CORPORATE GOVERNANCE

ACTIVITIES DURING THE YEAR
Key issues	Committee review and conclusion
Recruitment of a new Non- Executive Director	The external search firm Russell Reynolds Associates[1] provided a shortlist of candidates for consideration. Interviews with various members of the Board were held, and the process resulted in the appointment of Amanda Mackenzie in October.
Change in Chairman of the Remuneration Committee	Following Anita Frew’s decision to step down as the Remuneration Committee Chair, the Committee recommended to the Board that Stuart Sinclair replace her in this role. This recommendation was based on Board succession planning and the fact that Stuart is an experienced Non-Executive Director, has been a member of the Remuneration Committee since he joined the Company in January 2016, and has external experience of chairing Board committees.
Structure and composition of the Board	From the ongoing assessment of the Board members, the Chairman creates a skills matrix which the Committee uses to track the Board’s strengths and identify gaps in the desired collective skills profile of the Board, giving due weight to diversity in its broadest sense. Recommendations are made to the Board as appropriate. The skills matrix was considered in the appointment of Amanda Mackenzie, and the appointment of the Ring-Fenced Bank only Directors.
Establishing the GEC characteristics and identifying and supporting potential successors into GEC-level roles

During the year, the Committee, led by the Chairman, reviewed the succession plans and development plans for key senior management roles, and established the GEC characteristics as described on page 144.

This included updating the ongoing development plans for potential successors into Executive Director roles, including Group Chief Executive.

Recruitment of the Ring-Fenced Bank only Directors	Russell Reynolds Associates was engaged to shortlist candidates for the positions of three Ring-Fenced Bank only Non-Executive Directors. The recruitment process, led by the Chairman, included interviews with various members of the Board and resulted in the appointment of Nigel Hinshelwood, Sarah Bentley and Brendan Gilligan with effect from 1 January 2019.
Annual effectiveness review of the Board and its Committees	During the year the Committee selected Egon Zehnder to facilitate the review by the Board and its Committees of their effectiveness and provided oversight for the process. The Committee also reviewed its own effectiveness and found that it met its key objectives and carried out its responsibilities effectively. Full details of the review can be found on pages 139 to 140.
The Committee provides oversight for various aspects of corporate governance, and during the year key activities included the following:

Annual review of the Corporate Governance Framework, amendments which took into account the Group’s approach to compliance with the PRA’s Ring Fenced Banks Governance Principles, and the requirements of recent regulatory developments including the terms of the revised UK Corporate Governance Code. Our application of the New Code will be reported upon next year;

Continuing oversight of the governance structure for the Ring-Fenced Banks;

A review of the Board/Committee responsibilities and the matters reserved for the Board to assess any instances of overlap or gaps in coverage or escalation;

In the light of the increasing importance of IT in the Group’s GSR3 strategy, a review of the governance and oversight of the IT Programme;

Considering correspondence with shareholders;

Approval of the appointment of Trustees to the Bank’s Foundations.

A review of the Diversity Policy was undertaken	The Board considered and approved the adoption of a public goal to increase ethnic diversity in the senior management population, a first for a FTSE-100 company. This has now been incorporated into the Board Diversity Policy which was approved by the Board in January 2019. The Board Diversity Policy is available at www.lloydsbankinggroup.com. Please see page 146 for further information regarding diversity.
The Diversity Policy was a consideration in recruitment during the year	Diversity, in its broadest sense as detailed in the Policy, was taken into consideration as part of the recruitment of Amanda Mackenzie and the Ring-Fenced Bank only Directors during the year.
Reviewing whether Non-Executive Directors were demonstrably independent and free from relationships and other circumstances that could affect their judgement	In recommending Directors for re-election the Committee reviews the performance of each Non-Executive Director and their ability to continue meeting the time commitments required. It also takes account of any relationships that had been disclosed. A particularly rigorous review of Lord Blackwell, Anita Frew and Sara Weller was undertaken as a result of having held the position of Non-Executive Director for longer than six years. Based on its assessment for 2018, the Committee is satisfied that, throughout the year, all Non-Executive Directors remained independent[2] as to both character and judgement. All Directors were considered to have appropriate roles, including capabilities and time commitments.
Overseeing the roll out of training to all Non-Executive Directors	In addition to existing methods of training for the Non-Executive Directors, at the end of 2017, members of the Committee trialled an online mandatory training programme. This was subsequently rolled out to the rest of the Board. Full details can be found on page 140.

1	Aside from assisting with senior recruitment and benchmarking, Russell Reynolds Associates have no other connection to the Company.

2	The Chairman was independent on appointment. Under the Code, thereafter the test of independence is not appropriate in relation to the Chairman.
Board composition
Executive succession planning
Ring-Fenced Bank
Annual Board effectiveness review
Governance
Diversity
Independence and time commitments
Training
145

CORPORATE GOVERNANCE

Committee purpose and responsibilities

The purpose of the Committee is to keep the Board’s governance, composition, skills, experience, knowledge, independence and succession arrangements under review and to make appropriate recommendations to the Board to ensure the Company’s arrangements are consistent with the highest corporate governance standards.

The Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. The Committee’s terms of reference can be found at www.lloydsbankinggroup.com/our-group/corporate-governance.

Committee composition, skills and experience

To ensure a broad representation of experienced and independent Directors, membership of the Committee comprises the Chairman, the Deputy Chairman, who is also the Senior Independent Director, the Chairman of the Board Risk Committee and the Chairman of the Responsible Business Committee. The Group Chief Executive attends meetings as appropriate.

Details of Committee memberships and meeting attendance can be found on page 133.

The Board diversity policy

The Board Diversity Policy (the ”Policy”) sets out the Board of Lloyds Banking Group’s approach to diversity and provides a high level indication of the Board’s approach to diversity in senior management roles which is governed in greater detail, through the Group’s policies, a summary of which is provided below.

The Board places great emphasis on ensuring that its membership reflects diversity in its broadest sense. A combination of demographics, skills, experience, race, age, gender, educational and professional background and cognitive and personal strengths on the Board is important in providing a range of perspectives, insights and challenge needed to support good decision making.

New appointments are made on merit, taking account of the specific skills and experience, independence and knowledge needed to ensure a rounded Board and the diversity benefits each candidate can bring to the overall Board composition. Amanda Mackenzie was the only Director to be appointed to Lloyds Banking Group plc during the year, and as part of her appointment diversity was considered in its broadest sense. Amanda brings experience of customer focus and leadership of Business in the Community, which will be a major asset in supporting our mission of Helping Britain Prosper.

Objectives for achieving Board diversity may be set on a regular basis. On gender diversity the Board has a specific objective to maintain at least three female Board members and, recognising the target referred to in the Hampton-Alexander Review for FTSE companies to move towards 33 per cent female representation by 2020, to take opportunities to increase the number of female Board Members over time where that is consistent with other skills and diversity requirements. Female representation on the Board is currently 25 per cent (based on three female Directors and nine male Directors).

The Board also places high emphasis on ensuring the development of diversity in the senior management roles within the Group and supports and oversees the Group’s objectives of achieving 40 per cent of senior roles held by female executives by 2020, and of 8 per cent of senior roles being held by Black, Asian and Minority Ethnic (BAME) executives by 2020. This is underpinned by a range of policies within the Group to help provide mentoring and development opportunities for female and BAME executives and to ensure unbiased career progression opportunities. Progress on this objective is monitored by the Board and built into its assessment of executive performance. A copy of the Policy is available on our website at www.lloydsbankinggroup.com/responsible-business and information on Board diversity can be found on page 133.

PROCESS FOR NEW GROUP AND RING-FENCED BANK NON-EXECUTIVE DIRECTOR APPOINTMENTS

Step 1

Russell Reynolds Associates was appointed by the Committee and provided with a remit of what skills and experience the candidates should have, based on the existing skills matrix of the Board, and taking into account diversity in its broadest sense.

Step 2

Interviews were held between the Chairman and a shortlist of candidates.

Step 3

The Committee considered the shortlisted candidates, having been provided with an extensive report from Russell Reynolds Associates which was based on interviews with the candidates and included details of their background, skills, experience and a full evaluation. Interviews took place with various members of the Committee. The Committee recommended the appointments to the Board, which subsequently approved them, subject to regulatory approval where required.

Step 4

Formal offer letters were sent.

Step 5

Regulatory applications were made to the PRA and the FCA in respect of the relevant Directors, and approval was obtained.

Step 6

Formal appointment of the Directors took place.

Q&A WITH AMANDA MACKENZIE OBE, INDEPENDENT DIRECTOR

Q: What did you think of the appointment and induction process?

A: Exceedingly thorough! It gave ample opportunity for Lloyds Banking Group to learn about me and vice versa. A Non-Executive Director role today comes with a much greater amount of obligation and scrutiny, rightly so, but it does mean you have to be assured of the company you are joining and of course they of you. I have to say the Group’s very clear purpose of ‘Helping Britain Prosper’ and the determination of everyone I met to make that a reality was very appealing. The Group is prepared to make some tough decisions to deliver on its purpose. The induction process has been wholehearted, open, thorough and interesting. Given my background there are clearly some areas in which I am not an expert and never will be, but I do need to know enough and the induction process has not made me feel foolish for the need to ask basic questions and by contrast has been very welcoming of my knowledge where it is greatest and can help.

Q: What are your first impressions of how the Board functions and the Group’s governance framework?

A: I left the first Board strategy away day I attended with one overarching thought: the combined Board and Group Executive are an incredible group of people and Lloyds Banking Group is an amazing company. Of course there’s much to be done, but, with the right approach, it will be. And no I wouldn’t say that if I didn’t believe it or if I hadn’t seen some comparisons. So far I feel the Board functions extremely well and the governance framework is clear, as simple as it can be and the various lines of defence operate the way one should expect they do.

Q: What are you looking to bring to the Board / What excites you about your role with Lloyds?

A: I certainly hope I can bring my expertise to the Board. I am very thrilled to be part of it and play my part in ‘Helping Britain Prosper’.

CORPORATE GOVERNANCE

Audit Committee report

The Committee has delivered on its responsibilities of ensuring the integrity of the financial statements and effectiveness of internal and external audit services.

Dear Shareholder

The past year has been another busy one for the Audit Committee (the ‘Committee’). In addition to continuing focus on issues relevant to the Company’s financial reporting and its internal control framework, considerable time has been spent on other key areas, including implementation of IFRS 9 and oversight of the process for the selection of a new external auditor.

A number of firms were invited by the Committee to tender for the external audit mandate. Our current auditor, PwC, did not participate. The process, overseen in the first instance by a Selection Committee comprised of members of the Committee, involved representatives meeting with senior management from across the Group. After careful consideration by the Committee, a recommendation was made to the Board for the appointment of Deloitte LLP, which the Board accepted. Subject to shareholders’ approval at the 2021 AGM, Deloitte LLP will therefore be appointed as external auditor in place of PwC, with effect from the year ending December 2021. Ensuring in the interim the continued effectiveness of the external auditor has also been a focus, with the Committee reviewing the plan for the external audit, and considering reports from the auditor on accounting and control matters.

Whilst the regulator has confirmed a 2019 deadline for claims relating to payment protection insurance (PPI), provisioning for other conduct matters in addition to PPI has continued to form part of the Committee’s focus. Preparations for the implementation of the ring-fencing regime have also been an important area of consideration, with the Committee reviewing the control and accounting aspects of the establishment of the Group’s non ring-fenced bank, which was successfully made operational during the second half of 2018. The Committee has in addition considered other key areas of judgement and complexity relevant to the financial statements, including review of significant one-off transactions, assisting in determining the appropriate accounting treatment in the sale of the Company’s c.3 per cent stake in Standard Life Aberdeen, and the sale of c.£4 billion of Irish mortgage assets.

The Committee considered the style and format of external disclosure for quarters one and three of 2018, and agreed a significant simplification of information provided. IFRS 9 was successfully implemented during the year, although the

Committee will continue to pay close attention to how the underlying models perform in potentially volatile economic scenarios.

The wider external environment as we head into 2019 continues to be challenging, with an ongoing focus on regulation in the financial sector, and recent proposals for change in respect of audit practice. I am nonetheless pleased to report that in the opinion of the Committee, the Company continues to meet its obligations in respect of financial reporting and disclosure, and continues to operate an effective internal control framework.

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

The Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. A full list of responsibilities is detailed in the Committee’s terms of reference, which can be found at www.lloydsbankinggroup.com/our-group/corporate-governance. In satisfying its purpose, the Committee undertakes the functions detailed within Disclosure Guidance and Transparency Rule 7.1.3R.

During the year the Committee considered a number of issues relating to the Group’s financial reporting. These issues are summarised on the next page, including discussion of the conclusions the Committee reached, and the key factors considered by the Committee in reaching its conclusions.

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

All members of the Committee are independent Non-Executive Directors with competence in the financial sector and their biographies can be found on pages 107 to 109. Simon Henry is a Chartered Global Management Accountant and has extensive knowledge of financial markets, treasury, risk management and international accounting standards. He is a member having recent and relevant financial experience for the purposes of the UK Corporate Governance Code and is the Audit Committee financial expert for SEC purposes.

During the course of the year, the Committee held separate sessions with the internal and external audit teams, without members of the executive management present. For details of how the Committee was run, see page 137.

Annually the Committee undertakes an effectiveness review. The review forms part of the Board evaluation process with Directors being asked to complete parts of the questionnaire relating to the Committees of which they were members. The findings of the review were considered by the Committee at its January 2019 meeting. On the basis of the evaluation the feedback was that the performance of the Committee continues to be effective.

Whilst the Committee’s membership comprises the Non-Executive Directors noted on page 133, all Non-Executive Directors may attend meetings as agreed with the Chairman of the Committee. The Group Financial Controller, Chief Internal Auditor, the external auditor, the Group Chief Executive, the Chief Financial Officer, the Chief Risk Officer and the Chief Operating Officer also attend meetings of the Committee as appropriate. Details of Committee membership and meeting attendance can be found on page 133.

CORPORATE GOVERNANCE

Financial reporting

During the year, the Committee considered the following issues in relation to the Group’s financial statements and disclosures, with input from management, Risk Division, Group Internal Audit and the external auditor:

Activities for the year

	Key issues	Committee review and conclusion
Payment Protection Insurance (PPI)

Management judgement is used to determine the assumptions used to calculate the Group’s PPI provision. The principal assumptions used in the calculation are the number of future complaints, the extent to which they will be upheld, the average redress to be paid and expected future administration costs.

During the year the Group provided a further £750 million for further operating costs and redress as claims volumes were higher than previously expected.

The Committee continued to challenge management’s assumptions used to calculate the Group’s provision for PPI redress and associated administration costs. The overall cost remains uncertain and the Committee reviewed management’s use of sensitivities used to evaluate this uncertainty.

The Committee reviewed management’s assessment of future customer claims volumes considering, inter alia, the potential impact of regulatory changes; the FCA media campaign; claims management company and customer activity; and the additional remediation arising from the continual improvement of the Group’s operational practices.

The Committee concluded that the provision for PPI redress and the Group’s external disclosures were appropriate. The disclosures relating to PPI are set out in note 37: ‘Other provisions’ of the financial statements.

Other conduct provisions

In 2018, the Group made provisions totalling £600 million in respect of other conduct   matters, including £151 million for secured and unsecured arrears handling activities; and £45 million in respect of packaged bank accounts.

There were relatively few new conduct matters in 2018 and the majority of the provisions raised in 2018 related to issues caused prior to the implementation of the Group’s Conduct Strategy in 2013.

The Committee has monitored developments on the Group’s secured and unsecured arrears handling activities, including the impact of the Group’s enhanced data capabilities and the risks emerging around operational costs.

The Committee has also reviewed management’s assessment of the provision required for packaged bank accounts, including estimates made in respect of future complaint volumes and uphold rates.

The Committee was satisfied that the provisions for other conduct matters were appropriate. The disclosures relating to other conduct provisions are set out in note 37: ‘Other provisions’ of the financial statements.

Allowance for impairment losses on loans and advances

The Group adopted IFRS 9 on 1 January 2018 and issued a   transition document setting out the impact on the Group. IFRS 9   differs significantly from the previous impairment standard (IAS 39) as it requires impairment losses to be recognised on an expected loss (rather than incurred loss) basis. As a result, the Group’s impairment provision is dependent on management’s forward looking judgements on matters such as interest rates, house prices and unemployment rates, as well as its assessment of a customer’s current financial position and whether it has suffered a significant increase in credit risk.

The Committee reviewed the Group’s transition document and was satisfied that it was appropriate.

Throughout 2018, the Committee challenged both the level of provision held by the Group, and the judgements and estimates used to calculate the provision. It reviewed on a regular basis the Group’s analysis by stage of its drawn and undrawn balances and its coverage ratios for the Group’s lending portfolios. The Committee was satisfied that the impairment provisions, and associated disclosures, were appropriate.

Management has designed its disclosures so that they comply with the requirements of the accounting standard, provide relevant information to users to gain an understanding of the new concepts and include sensitivities of assumptions where appropriate.

The disclosures relating to impairment provisions are set out in note 20: ‘Allowance for impairment losses’ and note 52: ‘Financial risk management’ of the financial statements. The allowance for impairment losses on loans and advances to customers at 31 December 2018 was £3,150 million (1 January 2018: £3,223 million).

Ring-fencing

In readiness for the ring-fencing regime, which came into force on 1 January 2019, the Group has transferred certain businesses, and assets and liabilities out of Lloyds Bank plc and Bank of Scotland plc (together, the ring-fenced bank) and their subsidiaries to other parts of the Group, including the Group’s non ring-fenced bank, Lloyds Bank Corporate Markets plc (LBCM). For each transfer, the principal accounting judgement considered by management was whether it involved the transfer of a business or a transfer of assets and liabilities.

The Committee discussed the controls and accounting aspects of the Group’s activities to establish its non ring-fenced bank, including the intra-group transfers made to ensure that the Group’s activities were appropriately separated. Two examples of these transfers included the transfer of Scottish Widows from Lloyds Bank plc to Lloyds Banking Group plc and the migration of a number of businesses and customer assets from Lloyds Bank plc to LBCM.

The Committee was satisfied that the control framework established by management to mitigate the financial control risks associated with the transfers was adequate and that the judgements used to determine the accounting for the transfers were appropriate.

CORPORATE GOVERNANCE

	Key issues	Committee review and conclusion
Retirement benefit obligations	The value of the Group’s defined benefit pension plan obligations is determined by making financial and demographic assumptions, both of which are significant estimates made by management.

The Committee considered the most critical assumptions underlying the calculation of the defined benefit liabilities, including those in respect of the discount rate, inflation and mortality.

The Committee was satisfied that management had used appropriate assumptions that reflected the Group’s most recent experience and were consistent with market data and other information.

The Committee was satisfied that the Group’s quantitative and qualitative disclosures made in respect of retirement benefit obligations are appropriate. The relevant disclosures are set out in note 35: ‘Retirement benefit obligations’ of the financial statements. The defined benefit obligation at 31 December 2018 was £41,092 million (31 December 2017: £44,384 million).

Recoverability of the deferred tax asset

A deferred tax asset can be recognised only to the extent that it is more likely than not to be recoverable. The recoverability of the deferred tax asset in respect of carry forward losses requires consideration of the future levels of the Group’s taxable profit and the legal entities in which the profit will arise.

The Committee has reviewed management’s assessment of forecast taxable profits based on the Group’s operating plan, the split of these forecasts by legal entity and the Group’s long-term financial and strategic plans. Management’s forecasts included estimates of the impact of the changes in the Group’s structure made to comply with ring-fencing requirements.

The Committee agreed with management’s judgement that the deferred tax assets were appropriately supported by forecast taxable profits, taking into account the Group’s long-term financial and strategic plans. The disclosures relating to deferred tax are set out in note 36: ‘Deferred tax’ of the financial statements. The Group’s net deferred tax asset at 31 December 2018 was £2,453 million (31 December 2017: £2,284 million).

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

The Committee was satisfied that the provisions and disclosures made in respect of uncertain tax positions were appropriate. The relevant disclosures are set out in note 47: ‘Contingent liabilities and commitments’ of the financial statements.

Value-In- Force (VIF) asset and insurance liabilities	Determining the value of the VIF asset and insurance liabilities requires management to make significant estimates for both economic and non-economic actuarial assumptions.

The Committee received a paper from the Group’s Insurance Audit Committee summarising its activities, which included a review of the economic and non-economic assumptions made by management to determine the Group’s VIF asset and insurance liabilities. The Committee reviewed this paper and discussed the assumptions made by management.

The Committee was satisfied that the value and associated disclosures of the VIF asset (2018: £4,762 million; 2017: £4,839 million) and liabilities arising from insurance contracts and participating investment contracts (2018: £98,874 million; 2017: £103,413 million) were appropriate.

One-off transactions	Determining the appropriate accounting for certain one-off transactions requires management to assess the facts and circumstances specific to each transaction.

During the first half of 2018, the Group sold its Irish residential mortgage portfolio for approximately £4 billion of cash consideration. The Committee reviewed the accounting proposed by management, including the recognition of a £105 million loss on disposal and the derecognition of the assets from the Group’s balance sheet, and was satisfied that it was appropriate.

During June 2018, the Group sold its 3.3 per cent stake in Standard Life Aberdeen for £344 million. The Committee reviewed management’s proposed accounting, which had no impact on the Group’s income statement as the investment was classified as ‘at fair value through other comprehensive income’. The Committee was satisfied that the accounting was appropriate.

Future accounting standards

The Committee has discussed the requirements of IFRS 16 (Leases), which the Group adopted on 1 January 2019; and IFRS 17 (Insurance Contracts), which is expected to come into force for the year ending 31 December 2022.

The Committee discussed the Group’s approach to the new leasing standard (IFRS 16) noting that the principal impact of the standard on the Group was to bring its property leases ‘on-balance sheet’. The impact on the Group’s balance sheet at 1 January 2019 was to recognise a right of use asset and a corresponding liability of approximately £1.8 billion.

It also discussed the Group’s approach to the changes required by IFRS 17 noting that this standard will fundamentally change the accounting for insurance products, requiring that the profit be recognised over the life of the contract rather than permitting immediate up-front profit recognition.

The Committee was satisfied with the Group’s disclosure included in its ‘Future accounting developments’ note to the financial statements setting out the impact of accounting standards that were not effective for the Group at 31 December 2018.

CORPORATE GOVERNANCE

Other significant issues

The following matters were also considered by the Committee during the year:

RISK MANAGEMENT AND INTERNAL CONTROL SYSTEMS

Full details of the internal control and risk management systems in relation to the financial reporting process are given within the risk management section on pages 41 to 103. Specific matters that the Committee considered for the year included:
the effectiveness of systems for internal control, financial reporting and risk management the extent of the work undertaken by the Finance teams across the Group to ensure that the control environment continued to operate effectively the major findings of internal investigations into control weaknesses, fraud or misconduct and management’s response along with any control deficiencies identified through the assessment of the effectiveness of the internal controls over financial reporting under the US Sarbanes-Oxley Act
The Committee was satisfied that internal controls over financial reporting were appropriately designed and operating effectively.

GROUP INTERNAL AUDIT

In monitoring the activity, role and effectiveness of the internal audit function and their audit programme the Committee:
monitored the effectiveness of Group Internal Audit and their audit programme through quarterly reports on the activities undertaken and a report from the Quality Assurance function within Group Internal Audit approved the annual audit plan and budget, including resource and reviewed progress against the plan through the year assessed Group Internal Audit’s resources and skills (supplemented by externally sourced subject matter experts as required) as adequate to fulfil its mandate oversaw Group Internal Audit’s progress against the 2017 External Quality Assessment considered the major findings of significant internal audits, and management’s response

SPEAK UP (THE GROUP’S WHISTLEBLOWING SERVICE)

The Committee received and considered reports from management on the Group’s whistleblowing arrangements. The Committee reviewed the reports to ensure there are arrangements in place which colleagues can use in confidence to report concerns about possible improprieties in financial reporting or other matters, and that there is proportionate and independent investigation of such matters or appropriate follow up. Of the reports submitted, the Committee was satisfied with the actions which had been taken.

AUDITOR INDEPENDENCE AND REMUNERATION

Both the Board and the external auditor have policies and procedures designed to protect the independence and objectivity of the external auditor. In 2018, the Committee amended its policy on business recovery services provided by the auditor in respect of the Group’s customers to reflect revisions made by the Financial Reporting Council (FRC) to its rules. To ensure that there is an appropriate level of oversight by the Committee, the policy sets a financial threshold above which all non-audit services provided by the external auditor must be approved in advance by the Committee; the policy permits senior management to approve certain engagements with fees for amounts below the threshold. The policy also details those services that the Committee prohibits the external auditor from providing to the Group; these are consistent with the non-audit services which the FRC considers to be prohibited. The total amount of fees paid to the auditor for both audit and non-audit related services in 2018 is disclosed in note 12 to the financial statements.

EXTERNAL AUDITOR

The Committee oversees the relationship with the external auditor (PwC) including its terms of engagement and remuneration, and monitors its independence and objectivity. Mark Hannam has been PwC’s senior statutory audit partner for the Group and the Company since the beginning of 2016, and attends all meetings of the Committee. During 2018, the Committee reviewed PwC’s audit plan, including the underlying methodology, and PwC’s risk identification processes. In its assessment of PwC’s performance and effectiveness, the Committee has considered: PwC’s interactions with the Committee; the responses to a questionnaire issued to the Group’s businesses, Finance, Risk and Internal Audit; and the FRC’s Audit Quality Inspection Report published in June 2018. In addition, the FRC’s Audit Quality Review team reviewed PwC’s audit of the Group’s 2017 financial statements as part of its latest annual inspection of audit firms. The Chairman and the Committee received a copy of the findings and discussed them with PwC. Whilst there were no significant findings, some areas of PwC’s audit procedures were identified as needing limited improvements only. The Committee concluded that it was satisfied with the auditor’s performance and recommended to the Board a proposal for the re-appointment of the auditor at the Company’s AGM.

STATUTORY AUDIT SERVICES COMPLIANCE

The Company and the Group confirm compliance with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (the ‘Order’) for the year to 31 December 2018. PwC has been auditor to the Company and the Group since 1995, having previously been auditor to certain of the Group’s constituent companies.

PwC was re-appointed as auditor with effect from 1 January 2016 following a tender process conducted in 2014 in respect of the audit contract for the 2016, and subsequent, financial years.

During 2018 the Group carried out a formal review to choose its auditor for the year ended 31 December 2021. In accordance with the Order, PwC was excluded from this review. In October 2018, the Board (following the recommendation of the Audit Committee) approved the proposed appointment of Deloitte LLP. A recommendation for approval of this appointment will be made to the shareholders at the 2021 Annual General Meeting and subject to shareholder approval, Deloitte LLP will undertake the Group audit for the year ending 31 December 2021.

CORPORATE GOVERNANCE

Board Risk Committee report

The environment within which the Group operates is increasingly subject to considerable change.

Dear Shareholder

I am pleased to report on how the Board Risk Committee (the ‘Committee‘) has discharged its responsibilities throughout 2018.

During the year, the Committee gave detailed consideration to a wide range of existing and emerging risks, recognising that the environment within which the Group operates is increasingly subject to considerable change. This is achieved through effective planning of the agenda which ensures specific attention is given to those emerging risks which are considered to be of ongoing importance to the Group and its customers, alongside standing areas of risk management. The Committee continues to make use of dedicated sub-committees to provide additional focus on particular areas of significance.

The Committee considered delivery of key regulatory change programmes such as ring-fenced banking, together with other areas of regulatory attention such as data governance and operational resilience, where the Group continues to strengthen its control environment. Focus was also given to management of customer rectifications, where good progress continued to be made with reduction of the volume of rectification programmes and customers impacted. Stress testing undertaken by the Group, which included the impacts of IFRS 9 for the first time and considered the potential impacts of severe economic scenarios on the Group’s business model, also continued to be reviewed and challenged by the Committee. Each of these areas will be subject to ongoing focus in 2019.

Looking ahead, other areas of focus will include continued improvements in the Group’s treatment of customers in financial difficulty, and consumer indebtedness more generally, operational resilience and ever evolving cyber risks, together with risks associated with delivery of the Group’s overall strategy and change portfolio. Uncertainties, particularly around the EU Exit, inevitably continue to provide challenges and potential impacts for the Group’s risk profile; the Committee continues to closely monitor developments in these areas.

The Committee has concluded that the Group continues to have strong discipline in the management of both emerging and existing risks, and the Committee’s work continues to help support the Group in achieving its core aim of operating as a digitised, simple, low risk financial services provider.

Alan Dickinson

Chairman, Board Risk Committee

Committee purpose and responsibilities

The purpose of the Committee is to review the risk culture of the Group, setting the tone from the top in respect of risk management. The Committee is also responsible for ensuring the risk culture is fully embedded and supports at all times the Group’s agreed risk appetite, covering the extent and categories of risk which the Board considers as acceptable for the Group.

In seeking to achieve this, the Committee assumes responsibility for monitoring the Group’s Risk Management Framework, which embraces risk principles, policies, methodologies, systems, processes, procedures and people. It also includes the review of new, or material amendments to risk principles and policies, and overseeing any action resulting from material breaches of such policy.

More details on the Group’s wider approach to risk management can be found in the risk management section on pages 41 to 103. Full details of the Committee’s responsibilities are set out in its terms of reference, which can be found at www.lloydsbankinggroup.com/our-group/corporate-governance

Committee composition, skills, experience and operation

Alan Dickinson, Chairman of the Committee, is a highly regarded retail and commercial banker, having spent 37 years with the Royal Bank of Scotland, most notably as Chief Executive of RBS UK, overseeing the group’s Retail and Commercial operations in the UK. The Committee is composed of Non-Executive Directors, who provide core banking and risk knowledge, together with breadth of experience which brings knowledge from other sectors, and a clear awareness of the importance of putting the customer at the centre of all that the Group does.

All Non-Executive Directors are members of the Committee. The Chief Risk Officer has full access to the Committee and attends all meetings. The Chief Internal Auditor and members of the Executive also attend meetings, as appropriate.

Annually the Committee undertakes an effectiveness review. The review forms part of the Board evaluation process with Directors being asked to complete parts of the questionnaire relating to the Committees of which they were members. The findings of the review were considered by the Committee at its January 2019 meeting. On the basis of the evaluation, the feedback was that the performance of the Committee continues to be effective. Details of Committee membership and meeting attendance can be found on page 133.

As the most senior risk committee in the Group, the Committee interacts with other related risk committees, including the executive Group Risk Committee. Such interaction assists with the agenda planning process, where in addition to annual agenda planning, matters considered by the Group Risk Committee are reviewed to ensure escalation of all relevant matters to the Committee.

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

During 2018, the Committee continued to utilise established sub-committees to provide additional focus on areas such as IT resilience and cyber, and stress testing and recovery planning. These sub-committees enable members of the Committee to dedicate additional time and resource to achieving a more in-depth understanding of the topics covered, and enable further review and challenge of the associated risks.

CORPORATE GOVERNANCE

ACTIVITIES DURING THE YEAR
	Key issues	Committee review and conclusion
CONDUCT RISK
The Committee continues to focus closely on the Group’s management of customer rectifications.	Throughout 2018 the Committee has considered reports on the Group’s rectifications portfolio performance, particularly the initiatives to reduce the number of customers with outstanding remediation. The Committee has noted substantial progress in the pace and quality of remediation in delivering a reduction in the number of customers awaiting redress and expect improvements in the time taken to deliver the right customer outcomes. The Committee has remained close to progress on material rectifications, including HBOS Reading.

Conclusion: Root cause analysis and read-across activities continue to improve and embed across the Group with good progress in reducing the volume of rectification programmes and customers impacted. This will remain a key focus for the Committee.
The Committee continues to focus closely on the Group’s management of conduct risks and issues associated with customers in financial difficulty.	In 2018 the Committee considered reports on the progress of resolution of conduct issues affecting customers in financial difficulty. Key focus areas included pace and quality of remediation and analysis of lessons learned to prevent similar issues from arising in the future. The Committee also considered the progress made in transforming our approach to helping customers in financial difficulty and improving customer outcomes.

Conclusion: Whilst good progress had been made, ongoing improvement in the Group’s treatment of customers in financial difficulty will continue to be an area of focus.
FINANCIAL RISK – COVERING CREDIT AND MARKET RISK
Reviews were undertaken of the Commercial Banking credit portfolio with a focus on sectors that have been impacted by slower economic growth.	A detailed review of the portfolio was conducted, which considered the quality of the overall portfolio as well as newly originated business. The Committee reviewed sectors that have been impacted by slower economic growth or structural change, notably those that are linked to discretionary consumer spending, for example, retail, as well as areas such as commercial real estate, agriculture and leveraged finance.

Credit exposure and risk levels were monitored with reference to management information and risk appetite limits which included overall portfolio information as well as material individual exposures. The Committee also considered the Group’s approach to credit policies and individual transaction limits, and reviewed summary details of transactions and portfolio reviews that were assessed at the Group’s most senior credit committee.

Conclusion: Overall Commercial Banking credit quality remained stable. Origination quality has been maintained, supported by a consistent through-the-cycle approach to risk appetite. The portfolio continues to be monitored closely with consideration given to the macroeconomic outlook and emerging trends.
The Committee reviewed the risks relating to consumer lending indebtedness, PRA guidance on managing affordability risk, new FCA rules on Persistent Debt for credit cards, and residual value risk in Motor Finance.	Consideration was given to regulatory feedback, the Group’s lending controls and risk appetite monitoring, new consumer lending indebtedness risk and the residual value risk profile in the Motor Finance portfolio.

The Committee noted that lending controls and risk appetite metrics for both indebtedness and affordability assessment are in place, and acknowledged the Group’s actions to closely monitor and control higher risk and marginal indebtedness segments and reduce exposure over time. The Committee reviewed progress against implementation of new FCA rules on Persistent Debt in the cards portfolio. Persistent Debt has decreased and further treatments are being tested to encourage higher levels of repayment. The Committee reviewed the progress being made to strengthen risk appetite limits and controls on residual value risk in the Motor Finance portfolio.

Conclusion: The Committee was satisfied that appropriate lending controls and monitoring are in place for affordability and indebtedness and noted progress made to strengthen these and improve visibility of customers’ debt positions, as well as ensure resilience in Motor Finance.
The Committee reviewed risks associated with the Group’s UK mortgage portfolio including interest only and buy-to-let lending.	Consideration was given to the appropriateness of the Group’s credit risk appetite for new mortgage lending, risks inherent in the portfolio and comparative benchmarks of business mix and performance.

The Committee noted the credit quality of new business and reductions in the level of arrears across the portfolio. In line with our ‘Helping Britain Prosper Plan’, the Group participates more fully in lending to first time buyers and the buy-to-let market than our peer group. The Committee reviewed the additional credit controls that have been introduced to further reduce exposure to more marginal customers in these segments. The Committee also reviewed plans to address the risks associated with maturing interest only mortgages and noted progress made.

Conclusion: The Committee was satisfied that appropriate credit controls were in place to support continued market participation in line with the Group’s risk appetite limits, and that progress has been made on controls to address the risk of interest only lending.
The Committee continues to consider key economic risks, particularly given the increasingly uncertain outlook.	During the year the Committee has increased consideration of macroeconomic risks impacting the Group’s central economics forecast incorporated into the Group’s Four-Year Operating Plan. The Committee has focused on economic and geo-political risks such as EU Exit and wider global economic risks, including US monetary policy, the impact of the US currency on emerging markets, trade wars, UK property markets and UK productivity.

Conclusion: The Committee will continue to closely monitor economic uncertainties, particularly arising from EU Exit. The Committee will also focus on risks emerging from the EU due to slower growth and political challenges, as well as risks from wider global events.

Rectifications CiFD Commercial credit quality Customer indebtedness Retail secured Economic update

CORPORATE GOVERNANCE

Key issues	Committee review and conclusion
The Committee continues to review the key vulnerabilities of the Group to adverse changes in the economic environment, ensuring that there are adequate financial resources in the event of a severe yet plausible downturn.	The Committee has reviewed the stress testing outputs from both the internal and regulatory exercises. This year, PRA stress testing included the impact of IFRS 9 for the first time, which requires us to recognise expected lifetime losses rather than reflecting incurred losses and accelerates loss recognition. This was a key area of focus and challenge at the Committee, which reviewed the evolution of balances through IFRS 9 stages under stress, and associated impairment impact. In addition the Committee assessed the usage and governance of models in the stress testing process to ensure the results were satisfactorily produced.

Conclusion: The Group continues to review the impact of severe economic scenarios on our business model, whilst the Committee ensures the necessary risk oversight via review and challenge of the internal and regulatory stress tests.
OPERATIONAL RISK
Operational resilience is one of the Group’s most important non-financial risks. Key focus in 2018 has been to enhance the existing approach to operational resilience and strengthen the control environment, to improve the Group’s ability to respond to incidents and continue delivering key services to our customers.	Key areas of focus for the Committee have included updates on the Group’s cloud strategy, review of the updated operational resilience strategy and response to the Bank of England’s discussion paper. In addition, the Committee has reviewed papers relating to key risk reduction programmes including Identity and Access Management, insider risk and updates to the Group’s approach to managing its third-party suppliers.

Given the significance of the risk to the Group, the Committee has a sub-committee specifically focused on IT and cyber risks.

Conclusion: The Committee takes the operational resilience of its services very seriously and has taken valuable insight from having independent advice and guidance. It has agreed risk appetite statements for critical services and has strengthened these over the last period to reflect the increased focus on resilience. The Committee considers that governance of operational resilience risk is robust and that activities in plan will ensure the ongoing resilience of key services to the Group’s customers.
The Committee continues to focus on data governance and privacy risks including oversight of the Group’s compliance with the General Data Protection Regulation (GDPR), and the associated risks and controls.	Data risk continues to be an area of significant regulatory and media attention and the Committee has overseen the implementation of robust governance, to ensure compliance with GDPR. Clear accountabilities have been established by the creation of Divisional Data Privacy Accountable Persons, driving a culture of compliance. A Group Data Protection Office (GDPO) has been established to independently oversee compliance. The Group continues to drive enhancements to the control environment to ensure value is harnessed from the data that we hold, enabling delivery against key strategic priorities, whilst ensuring transparency and trustworthiness to our customers and colleagues.

Conclusion: The Group continues to heighten the controls required to manage data risk. In 2019 data risk has been classified as a primary risk type.
The Committee recognises the importance of People risk management to ensure the Group has the right capabilities and culture as we build the Bank of the Future.	The Committee continued to focus on the People risk profile, recognising the challenges faced in successfully delivering the Group strategic and extensive regulatory change agenda. The Group recognises the increasing demands on colleagues and is monitoring colleague wellbeing and engagement as well as developing colleague skills to achieve capability enhancement for a digital era. Particular consideration is given to critical and high performing individuals. The Group has made significant progress in evolving and refining the compliance control environment for the Senior Manager and Certification Regime (SMCR). The delivery of the SMCR extension will remain a focus for 2019.

Conclusion: The Committee provides oversight of People risk, which will remain a key focus as the Group delivers simplified colleague processes and maximises colleague skills and capability to achieve the workforce of the future.
The Committee continues to recognise risks associated with an extensive strategic change agenda, incorporating both discretionary and regulatory change. Focus areas include new execution risk metrics, effective change oversight and governance.	Recognising the extent of our transformation agenda, the Committee has received regular monitoring of key change and execution risk indicators. Metrics have been developed and refined throughout the year, alongside regular reporting.

The effectiveness and model for change oversight has been reviewed and refreshed to ensure that there is risk-based assessment of strategic change activity. Similarly, the risk governance with respect to strategic change has been reviewed.

Conclusion: There is significant work needed to transform how change is delivered, impacting both capacity and required change capability. This reorganisation is happening concurrently with change delivery. Further focus is required to manage dependencies and associated risks alongside refinement of execution risk metrics, and change/execution risk reporting.
Negotiations continue to determine the final terms of the UK’s exit from the EU.

The ongoing uncertainty regarding the options, timing and the process itself could affect the outlook for the UK and global economy.	The key risks for the Group include volatility and possible discontinuities in financial markets, impact on our customers’ trading performance, financial position and credit profile, and ability to operate cross-border. When reviewing the possible impacts of the EU Exit, the Committee has given particular consideration to the Group’s strong UK focus and UK-centric strategy. The Committee continues to closely monitor developments, with specific focus on the trading, financial and operational impacts for the Group, and the continued support of our customers.

Conclusion: The EU exit plans continue to be closely monitored by the Committee via specific regular updates, a suite of early warning indicators and corresponding risk mitigation plans.

Stress testing Operational resilience Data risk People risk Change and execution risk EU Exit planning

CORPORATE GOVERNANCE

Key issues	Committee review and conclusion
Financial crime is a priority for the UK Government, law enforcement and regulators. The Committee continues to monitor the Group’s management of financial crime risk in light of significant regulatory change.	The Committee considered the unprecedented volume of regulatory and legislative change, noting the Group’s response to the updated Money Laundering Regulations and UK Criminal Finances Act. Accordingly, the Committee reviewed the Annual Group Money Laundering Officer’s Report (MLRO report) and was satisfied with the standard of compliance detailed within. Additionally, the Committee acknowledged the strategic plans in place to continually improve the Group’s Financial Crime control framework.

The Committee noted the positive outcome of the FCA Systematic Anti-Money Laundering Programme review, recognising the Group’s ‘largely effective Financial Crime control framework’ and ‘strong tone from the top’. Additionally, the Committee noted the progress in the Group’s money mules strategy which has resulted in a significant improvement in the identification and prevention of illicit funds being laundered through Group accounts.

Conclusion: The Committee noted satisfaction with the standard of compliance documented in the MLRO report, and acknowledged the action plans in place across the Group to further enhance the Group’s position.
The Committee continues to closely monitor the Group’s management of fraud risk, whilst minimising the impact of controls on genuine customer journeys.	The Committee considered the challenging and evolving nature of the fraud risk environment influenced by factors such as an increasing sophistication of fraud typologies, third-party data breaches, and an uplift in social engineering fraud. The Group continues to invest in new and innovative controls, as well as working in collaboration with the public sector to prevent, detect, and respond to fraud risks. As such, the Committee was updated on strategic plans which will deliver enhanced controls enabling the Group to continue to manage fraud risk within appetite. Additionally, the Committee acknowledged the leading role the Group has played in the development of an industry code for authorised push payment fraud. The code will be agreed in early 2019 and the Group is well positioned to manage the impact.

Conclusion: The Committee noted the positive work undertaken in the detection and prevention of fraud; acknowledged the need to maintain momentum, and therefore parity, with our peers; and, recognised the continuing efforts of the Group to protect the integrity of genuine customer journeys.
REGULAR REPORTING CATEGORIES
Managing regulatory risk continues to be a key focus within the Group due to the significant amount of highly complex and interdependent regulatory reform that we have managed in 2018, and will continue to manage in 2019.	The Committee has continued focus on ensuring effective controls and oversight to comply with existing regulatory obligations, as well as receiving regular updates on emerging legal trends. There have been ongoing significant regulatory change programmes in which the Board has placed increased focus in order to ensure successful execution, including the Basel Committee on Banking Supervision (BCBS 239) and Markets in Financial Instruments Directive II. Due consideration to the governance and compliance of the ring-fenced bank has also been considered by the Committee, including monthly programme reporting until the ring-fencing legislation took effect.

Conclusion: The Group continues to place significant focus on complex regulatory changes, as well as ensuring effective horizon scanning of upcoming trends. Regulatory risk will remain a priority area of focus for the Committee in 2019.
The Committee continues to recognise the importance of the Group Executive and the Board holding a strong understanding of the Group’s models, their associated risks and performance.	During the year the Committee discussed the current model risk profile, with specific focus on the new IFRS 9 Impairment models, trends in performance and actions being taken to resolve material model issues. The Committee considered wider model issues such as the increase in automation and analytics required to support the Bank’s strategic aims, regulatory issues and the action being taken by the Group to address these, as well as benchmarking the Group’s approach to model risk management compared to the industry.

Conclusion: Whilst good progress was made in 2018, the demand for models and model related activity is expected to continue to increase, with key drivers being the Group strategy, and the need to meet new regulatory requirements in the longer-term.
The Committee continues to focus on ensuring the Group is resolving customer complaints in a timely manner and eradicating the causes for complaints.	The Committee continues to focus on ensuring the Group has an effective framework for managing complaints including root cause analysis to establish lessons learned and help prevent similar issues in the future. Consideration has been given to complaint metric performance and quality as measured by the Financial Ombudsman Service.

Conclusion: The Group continues to make good progress however focus needs to remain on reducing the reasons for customers to complain in 2019 and to learn from root cause analysis.
Vulnerable customers represent a significant proportion of the Group’s customer base and continue to be an area of close focus.	The Committee considered progress on implementing the Group’s strategy for vulnerable customers which is aligned to UK Finance Vulnerability Taskforce Principles.

The Committee noted the actions in train, including enhanced guidance, more detailed evidencing of embedding, enhancement of the control framework and developing improved management information.

The Group’s signature actions for 2019 will focus on Mental Health, Critical Illness, Financial Abuse, Age Vulnerability and Access to Service.

Conclusion: The Committee recognise the ongoing activity and the progress made, coupled with the significant focus required to deliver effectively on both the Group’s aspirations and external expectations.

Money laundering Fraud Regulatory and legal risk Model risk Complaints Vulnerability

CORPORATE GOVERNANCE

Responsible Business Committee report

Doing business in a responsible way is key to the successful delivery of our purpose to help Britain Prosper

Dear Shareholder

I am pleased to report on the activity of the Responsible Business Committee (the ‘Committee’) in 2018.

During the year, as well as overseeing progress against the Helping Britain Prosper Plan as a whole, the Committee focused on some major and emerging Responsible Business themes.

The four Lloyds Banking Group charitable Foundations do critical work to tackle disadvantage across the UK. The Committee met with Baroness Fritchie, chair of the Lloyds Bank Foundation for England and Wales, to discuss how we could jointly do more to support activity in key areas such as domestic abuse or homelessness.

The Committee took a comprehensive ‘deep dive’ to review the Company’s emerging sustainability strategy. The Group committed to supporting the country’s transition to a lower carbon economy, in line with the Government’s Clean Growth Plan, and directors from all business areas described how their activity contributed to the overall plan.

I had great pleasure in attending the regional launch of our Digital Academy in Manchester in December. Improving digital skills, is a key plank of Britain’s plan to increase productivity, and the Academy works with local organisations and national partners to deliver a range of training, including basic skills (like preparing a CV) as well as more advanced activity, and is accessible to all members of the community.

Further information on the activities which the Committee keeps under review are set out in the 2019 Helping Britain Prosper Plan. The Plan sets out how the Company seeks to help people, communities and businesses prosper.

In conclusion, I would like to thank the many colleagues across the Group for their hard work and extraordinary commitment to supporting Responsible Business activity in their ‘day jobs’, as well as by volunteering over 235,000 hours of their time and helping to raise £3.8 million for our charity of the year, Mental Health UK.

The report that follows gives more examples of our activity to Help Britain Prosper in 2018, and I hope you find it both interesting and informative.

Sara Weller

Chairman, Responsible Business Committee

How the Committee spent its time in 2018

During the year, the Committee undertook a detailed exercise to consider how its role and remit would develop to ensure it remained best placed to assist with the delivery of the Company’s strategy by concentrating on overseeing the key initiatives to deliver the responsible business strategy.

The Committee agreed that its approach should focus on three material areas aligned to the Bank of the Future with the aim of enabling people, businesses and communities to be ready for the future.

Digital Skills has been a significant area for review and debate during the year, with regular updates provided on the direction of and progress with the establishment of the Lloyds Bank Academy. The Committee has provided input and challenge to the team working on the Academy programme and supported the pilot programmes undertaken in Manchester.

The development of the Company’s Sustainability strategy was considered with input from external advisers. The Committee engaged with the leaders of business areas on the application of the approach to helping customers in a sustainable way. These included the assistance provided for customers who are victims of flooding, work to support the transition to a low carbon economy and the development of green loans. The Company’s sustainability strategy was recommended to the Board for approval in September 2018 and published on the Company’s website www.lloydsbankinggroup.com/our-group/responsible-business/sustainability-in-Lloyds-banking-group.

The alignment of the working relationship between the Company and the charitable Foundations was a key area of focus. The Committee considered and supported the development of plans to work in partnership with the Foundations to support the Charitable Sector through strengthening skills-based volunteering across Foundations-supported charities.

In other activities, the Committee considered reports on: an outline for an assurance process on responsible business activities within business areas; colleague engagement in responsible business activities; the partnership with the University of Birmingham’s Centre for Responsible Business; the approach to communicating the

Company’s role as a responsible business; the Company’s policies relating to responsible business including the Code of Responsibility and the Statement on compliance with the Modern Slavery Act.

At each meeting, updates have been provided on the performance against the metrics of the Helping Britain Prosper Plan.

Committee purpose and operation

The Committee’s role is to support the Board in overseeing the Group’s performance as a responsible business by providing oversight of, and support for, the Group’s strategy and plans for delivering the aspirations to be seen as a trusted, responsible business, as part of the Company’s purpose to Help Britain Prosper. This role is fulfilled by providing oversight and challenge on those activities which impact on the Company’s behaviour and reputation as a trusted, responsible business and by considering and recommending to the Board for approval the Responsible Business Report and Helping Britain Prosper Plan.

The Chairman of the Committee reviews the forward agenda regularly to ensure that the focus of the Committee’s work is on its key priorities and members have sufficient time at meetings to raise issues of concern and to engage in constructive dialogue with colleagues.

Committee composition, attendance at meetings and effectiveness review

Representatives from Group Internal Audit and the Chief Operating Office are invited to meetings as appropriate.

During the year, the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the annual effectiveness review. The Committee will consider the output from the 2018 effectiveness review and whether amendments could be made to its current working arrangements.

Details of committee membership and meeting attendance can be found on page 133.

CORPORATE GOVERNANCE

DISCLOSURE CONTROLS AND PROCEDURES

As of 31 December 2018, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Company’s disclosure controls and procedures, at 31 December 2018, were effective for gathering, analysing and disclosing with reasonable assurance the information that Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Lloyds Banking Group’s internal control over financial reporting during the year ended 31 December 2018 that have materially affected, or are reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.

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

The management of Lloyds Banking Group plc assessed the effectiveness of the Company’s internal control over financial reporting at 31 December 2018 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, at 31 December 2018, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an audit report on the Company’s internal control over financial reporting as of 31 December 2018. This report appears on page F-2.

GOING CONCERN

The going concern of the Company and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Company and the Group have adequate resources to continue to operate for the foreseeable future, the Directors have considered a number of key dependencies which are set out in the risk management section under principal risks and uncertainties: funding and liquidity on page 39 and pages 88 to 94 and capital position on pages 79 to 88. Additionally, the Directors have considered capital and funding projections for the Company and the Group. Accordingly, the Directors conclude that the Company and the Group have adequate resources to continue in operational existence for a period of at least 12 months from the date of approval of the financial statements and therefore it is appropriate to continue to adopt the going concern basis in preparing the accounts.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

All shareholders within a class of the Company’s shares have the same voting rights. As at 15 February 2019 the Company had received notification under the FCA Disclosure Guidance and Transparency Rules (‘DTR’) of the following holdings in the Company’s issued ordinary share capital.

	Interest in shares	% of issued share capital /voting rights[4]
BlackRock Inc.	3,668,756,765[1]	5.14%
Harris Associates L.P.	3,551,514,571[2,3]	4.99%

1	The notification of 13 May 2015 provided by BlackRock Inc. under Rule 5 of the DTR identifies (i) an indirect holding of 3,599,451,380 shares in the Company representing 5.04 per cent of the voting rights in the Company, and (ii) a holding of 69,305,385 in other financial instruments in respect of the Company representing 0.09 per cent of the voting rights of the Company. BlackRock Inc.’s holding most recently notified to the Company under Rule 5 of the DTR varies from the holding disclosed in BlackRock Inc.’s Schedule 13-G filing with the US Securities and Exchange Commission dated 5 February 2019, which identifies beneficial ownership of 4,598,344,792 shares in the Company representing 6.5% per cent of the issued share capital in the Company. This variance is attributable to different notification and disclosure requirements between these regulatory regimes. The notifiable holding by BlackRock Inc. in the Company has not changed since 31 December 2015. Prior to 31 December 2015, BlackRock Inc.’s holding in the Company was not required to be disclosed under the US Securities and Exchange Commission rules.

2	An indirect holding.

3	On 18 September 2017, Harris Associates L.P. disclosed under the DTR beneficial ownership of 3,607,058,758 ordinary shares, representing 5.01% of that share class. On 31 October 2018, Harris Associates L.P. made a further disclosure under the DTR of a decrease in their holding, to 3,551,514,571 ordinary shares, representing 4.99% of that share class, the notified percentage remaining below 5% as at the end of 2018.

4	Percentage correct as at the date of notification.

As at 15 February 2019, the Company had 2,398,282 registered ordinary shareholders. The majority of the Company’s ordinary shareholders are registered in the United Kingdom. 2,393,491,489 ordinary shares, representing 3.36 per cent of the Company’s issued share capital, were held by BNY Mellon as depositary for the ordinary share American Depositary Share Programme through which there were 186 record holders.

Additionally, the majority of the Company’s preference shareholders are registered in the United Kingdom, with a further one record holder with an address in the United States registered through the Company’s preference share American Depositary Share Programme.

RELATED PARTY TRANSACTIONS

The Group, as at 31 December 2018, had related party transactions with 20 key management personnel, certain of its pension funds, collective investment schemes and joint ventures and associates. See note 46 to the financial statements.

REGULATION

APPROACH OF THE FINANCIAL CONDUCT AUTHORITY (“FCA”)

As per the Financial Services and Markets Act FSMA (amended by the Financial Services Act 2012), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.

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

The PRA has largely inherited the prudential aspects of the former Financial Services Authority FSA Handbook, including regulations and guidance relating to capital adequacy and liquidity among several other things.

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

UK FINANCIAL OMBUDSMAN SERVICE (“FOS”)

The FOS provides consumers with a free and independent service designed to resolve disputes where the customer is not satisfied with the response received from the regulated firm. The FOS resolves disputes for eligible persons that cover most financial products and services provided in (or from) the UK. The jurisdiction of the FOS extends to include firms conducting activities under the Consumer Credit Act 1974. Although the FOS takes account of relevant regulation and legislation, its guiding principle is to resolve cases individually on merit on the basis of what is fair and reasonable; in this regard, the FOS is not bound by law or even its own precedent. The final decisions made by the FOS are legally binding on regulated firms who also have a requirement under the FCA rules to ensure that lessons learned as a result of determinations by the FOS are effectively applied in future complaint handling.

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

LENDING STANDARDS BOARD

The Lending Standards Board is responsible for overseeing the Standards of Lending Practice (for both personal and business customers). The Standards of Lending Practice for personal customers cover six main areas: Financial promotions and communications; product sales; account maintenance and servicing; money management; financial difficulty; and, customer vulnerability across key lending (current account overdrafts, credit cards, loans and chargecards) to consumers and charities with an income of less than £1 million. The Standards of Lending Practice for business customers apply to business customers, which at the point of lending have a non-complex ownership structure, and an annual turnover of less than £6.5 million. The standards cover eight main areas: product information; product sale; declined applications; product execution; credit monitoring; financial difficulty; portfolio management; and, vulnerability for products including loans, overdrafts, commercial mortgages, credit cards, and chargecards.

UK COMPETITION AND MARKETS AUTHORITY (“CMA”)

The objective of the CMA is to promote competition to ensure that markets work well for consumers, businesses and the economy. Since 1 April 2014 the CMA has, with the FCA, exercised the competition functions previously exercised by the Office of Fair Trading and the Competition Commission. Through its five strategic goals (delivering effective enforcement; extending competition frontiers; refocusing competition protection; achieving professional excellence; and, developing integrated performance) the CMA impacts the banking sector in a number of ways, including powers to investigate and prosecute a number of criminal offences under competition law. In addition, the CMA is now the lead enforcer under the Unfair Terms in Consumer Contracts Regulations 1999.

UK INFORMATION COMMISSIONER’S OFFICE

The UK Information Commissioner’s Office is responsible for overseeing implementation of the Data Protection Act 2018 which enshrines the General Data Protection Regulation. This Act regulates, among other things, the retention and use of data relating to individual customers. The Freedom of Information Act 2000 (the “FOIA”) sets out a scheme under which any person can obtain information held by, or on behalf of, a “public authority” without needing to justify the request. A public authority will not be required to disclose information if certain exemptions set out in the FOIA apply.

THE PAYMENTS SYSTEM REGULATOR (“PSR”)

The PSR is an independent economic regulator for the £75 trillion payment systems industry, which was launched in April 2015. Payment systems form a vital part of the UK’s financial system – they underpin the services that enable funds to be transferred between people and institutions. The purpose of PSR is to make payment systems work well for those that use them. The PSR is a subsidiary of the FCA, but has its own statutory objectives, Managing Director and Board. In summary its objectives are: (i) to ensure that payment systems are operated and developed in a way that considers and promotes the interests of all the businesses and consumers that use them; (ii) to promote effective competition in the markets for payment systems and services – between operators, payment services providers and infrastructure providers; and (iii) to promote the development of and innovation in payment systems, in particular the infrastructure used to operate those systems.

REGULATION

COMPETITION REGULATION

The FCA obtained concurrent competition powers with the CMA on 1 April 2015 in relation to the provision of financial services in the UK, in addition to supplementing its existing competition objective. The FCA has been undertaking a programme of work to assess markets across financial services to ascertain whether or not competition is working effectively in the best interests of consumers. In addition, the PRA also has a secondary objective under the Financial Services (Banking Reform) Act to, so far as reasonably possible, act in a way which facilitates effective competition.

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

The FCA announced on 3 November 2016 that it will take action to improve competition in the current account market, following the CMA’s recommendations in the publication of its competition investigation into PCA and SME Banking (9 August 2016). The FCA have published their final report into the ’Strategic Review of Retail Banking Business Models’ (18 December 2018) recognising that PCAs are an important source of competitive advantage for major banks. The focus on high cost credit continues with further forward work on its proposals to simplify the pricing of all overdrafts and end higher prices for unarranged overdrafts. The FCA continues to act as an observer on the “Open Banking” steering group and be involved in developing and testing “prompts” to encourage customers to consider their banking arrangements.

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

EU REGULATION

The UK is subject to the legislation introduced under the Financial Services Action Plan. However, the legislation is regularly reviewed at EU level and could be subject to change. The Group will continue to monitor the progress of these initiatives, provide specialist input on their drafting and assess the likely impact on its business.

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

U.S. REGULATION

In the United States, until 2018 Lloyds Bank and Bank of Scotland plc (“BoS”) maintained branches in New York, each licensed by the New York State Department of Financial Services (“NYDFS”) and subject to regulation and examination by the NYDFS and the Federal Reserve Bank of New York (“FRBNY”). BoS also maintained a representative office in Houston, Texas (authorized by the Texas Department of Banking (“TXB”), and subject to regulation and examination by TXB and the Federal Reserve Bank of Dallas). On 11 July 2018, the New York branch of BoS was closed and its license surrendered to the NYDFS, and the NYDFS confirmed to BoS in October, 2018 that the voluntary liquidation of the BoS New York branch under the New York State Banking Law was considered concluded. On 31 December 2018, Lloyds Bank advised the NYDFS that the Lloyds Bank New York branch was closed and Lloyds Bank surrendered its New York branch license to the NYDFS on that date. The completion of the voluntary liquidation of the Lloyds Bank New York branch is expected to occur during the first half of 2019. The closure of the New York branches of Lloyds Bank and BoS was a consequence of the need by both banks to comply with the geographic limitations of the Ring-fencing Rules (as defined in the Risk Factors section). The BoS Houston representative office was also closed by BoS on 31 December 2018. In July, 2018, applications filed on behalf of Lloyds Bank Corporate Markets plc (“LBCM”) with the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) and the NYDFS to permit LBCM to establish a branch in New York were approved, and on 27 July 2018, LBCM’s New York branch license was issued by the NYDFS. Also in July, 2018, at the request of Lloyds Bank, the NYDFS issued a representative office license to Lloyds Bank. Under the New York State Banking Law, the NYDFS has the authority, in certain circumstances, to take possession of the business and property located in New York State of a bank, such as LBCM, which maintains a licensed branch in New York State. Such circumstances generally include violations of law, unsafe business practices and insolvency.

The existence of a branch of LBCM in the U.S. subjects the LBCM, the Company and its subsidiaries doing business or conducting activities in the U.S. to oversight by the Federal Reserve Board.

As of the end of 2018, each of the Company, Lloyds Bank, HBOS, BoS and LBCM was a foreign banking organisation treated as a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956 (“BHC Act”) in accordance with the provisions of the International Banking Act of 1978 and each had elected, with the permission of the Federal Reserve Board, to be treated as a financial holding company under the BHC Act. Because, as a result of the Ring-fencing Rules, from and after January 1, 2019, neither Lloyds Bank nor BoS may maintain branches or own substantial equity stakes in entities organized outside of the European Economic Area, each ceased to be treated as a financial holding company under the BHC Act from and after that date. HBOS has no direct or indirect investments or activities in the U.S., and also ceased to be treated as a financial holding company. However, each of the Company and LBCM will continue to be treated as a financial holding company under the BHC Act.

Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. A financial holding company and its depository institution subsidiaries must meet certain capital ratios and be deemed to be “well managed” for purposes of the Federal Reserve Board’s regulations. A financial holding company’s direct and indirect activities and investments in the United States are limited to those that are “financial in nature” or “incidental” or “complementary” to a financial activity, as determined by the Federal Reserve Board.

Financial holding companies are also subject to approval requirements in connection with certain acquisitions or investments. For example, the Group is required to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5 per cent of any class of the voting shares of any U.S. bank or bank holding company.

REGULATION

The Group’s U.S. broker dealer, Lloyds Securities Inc. (“LSI”), is subject to regulation and supervision by the Securities and Exchange Commission and the Financial Industry Regulatory Authority, including sales methods, trade practices, use of safekeeping of customers’ funds and securities, capital structure, recordkeeping, conduct of directors, officers and employees and other matters pertinent to its securities business. In order to comply with the change to Ring-fencing Rules (as defined in the Risk Factors section), LSI became an indirect, wholly-owned subsidiary of LBCM on July 1, 2018 as a result of the sale of 100% of the shares of LSI’s direct parent (Lloyds America Securities Corporation) by Lloyds Bank to LBCM.

A major focus of U.S. governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with U.S. economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the U.S. State Department currently designates as state sponsors of terrorism, including Iran, Syria, Sudan and North Korea. The Group intends to engage in new business in such jurisdictions only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues. At 31 December 2018, the Group does not believe that the Group’s business activities relating to countries designated as state sponsors of terrorism were material to its overall business.

The Group estimates that the value of the Group’s business in respect of such states represented less than 0.01 per cent of the Group’s total assets and, for the year ended December 2018, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.001 per cent of its total income, net of insurance claims. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), which was enacted in the United States in 2010, has resulted in significant changes in U.S. financial regulation. The Dodd-Frank Act addresses, among other topics, systemic risk oversight, bank capital standards, the resolution of failing systemically significant financial institutions in the United States, OTC derivatives, restrictions on the ability of banking entities to engage in proprietary trading activities and make investments in and sponsor certain private equity funds and hedge funds (known as the “Volcker Rule”), asset securitisation activities and securities market conduct and oversight. In addition, the Dodd-Frank Act established a regulatory framework for swap dealers and major swap participants.

Among other requirements imposed by this framework, the Dodd-Frank Act required entities that are swap dealers and major swap participants to register with the U.S. Commodity Futures Trading Commission (“CFTC”). Each of Lloyds Bank and LBCM is registered as a swap dealer and as such, is subject to regulation and supervision by the CFTC and the National Futures Association with respect to certain of its swap activities, including risk management practices, trade documentation and reporting, business conduct and recordkeeping, among others.

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

Pursuant to ITRA Section 219, the Group notes that during 2018, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382 or 13224. In all cases, the payment was permitted under UK and EU sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK and EC sanctions legislation.

Gross revenues from these activities were approximately £6,000. Net profits from these activities were approximately £6,000.

The Group’s businesses, being reported below, are conducted in compliance with applicable laws in respect of Iran and Syria sanctions and, except as noted below, the Group intends to continue these historic activities until it is able to legally terminate the contractual relationships or to maintain/ manage them in accordance with prevailing sanctions obligations. The nature of these activities is as follows:

1.	Limited and infrequent payments made to and received from entities directly or indirectly linked to the Government of Iran. Such payments are only made if they comply with UK regulation and legislation and/or licence from the U.S. Treasury Department’s Office of Foreign Assets Control.

2.	Payments made to a blocked account in the name of Commercial Bank of Syria related to historic guarantees, entered into by the Group between 1997 and 2008, the majority of which relate to Bail Bonds for vessels. The Commercial Bank of Syria is designated under Executive Order 13382.

3.	Sums paid out from a pension trust fund to UK nationals resident in the UK who were employees of a company indirectly owned or controlled by an entity designated under Executive Order 13382 that is also owned or controlled by the Government of Iran.

4.	Lloyds continues to provide payment clearing services to a UK based and UK authorised bank, one of whose account holders is an entity designated under Executive Order 13224 (although not by the UK or EU authorities). Lloyds concludes from the nature of such payment clearing services that revenue and profit (if any) arising from indirectly providing such services to the designated entity is negligible and not material to the Group’s activities and in any event does not flow directly from the designated entity. To the extent that the activities of the designated entity and its UK authorised bank continue to comply with UK regulation and legislation, Lloyds intends to continue its activities and keep them under review.
160

LISTING INFORMATION

TRADING MARKETS

The ordinary shares of Lloyds Banking Group plc are listed and traded on the London Stock Exchange under the symbol ‘LLOY’. The prices for shares as quoted in the official list of the London Stock Exchange are in pounds sterling. Lloyds Banking Group plc American Depositary Shares (ADSs) are listed on the New York Stock Exchange under the symbol ‘LYG’. Each ADS represents four ordinary shares.

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

FEES RECEIVED TO DATE

In 2018, the Company received from the depositary $1,049,224 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return surplus capital through buybacks or special dividends.

Given the strong business performance in 2018 the Board has recommended a final ordinary dividend of 2.14 pence per share. This is in addition to the interim ordinary dividend of 1.07 pence per share that was announced in the 2018 half year results. The total ordinary dividend per share for 2018 of 3.21 pence per share has increased by 5 per cent from 3.05 pence per share in 2017.

The Group is planning on the basis of an orderly EU withdrawal and, given the resilience of the UK economy, intends to implement a share buyback of up to £1.75 billion (2017: £1 billion) which will commence in March 2019 and is expected to be completed by 31 December 2019. The Board’s current preference is to return surplus capital by way of a buyback programme given the amount of surplus capital, the normalisation of ordinary dividends, and the flexibility that a buyback programme offers.

The table below sets out the interim and final dividends in respect of the ordinary shares for fiscal years 2004 through 2018. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date with the exception of the recommended final dividend for 2018, for which the sterling amount has been converted in US dollars at the Noon Buying Rate on 15 February 2019.

	Interim ordinary dividend per share (pence)	Interim ordinary dividend per share (cents)	Final ordinary dividend per share (pence)	Final ordinary dividend per share (cents)
2004	10.7	19.0	23.5	44.7
2005	10.7	18.9	23.5	43.3
2006	10.7	20.2	23.5	46.8
2007	11.2	22.8	24.7	48.2
2008	11.4	20.3	–	–
2009	–	–	–	–
2010	–	–	–	–
2011	–	–	–	–
2012	–	–	–	–
2013	–	–	–	–
2014[1]	–	–	0.75	1.16
2015[2]	0.75	1.14	1.5	2.17
2016[3]	0.85	1.10	1.70	2.20
2017	1.00	1.34	2.05	2.72
2018	1.07	1.41	2.14	2.75

1	The recommended dividend for 2014 was in respect of the full year.

2	For 2015, the Board also made a capital distribution in the form of a special dividend of 0.5 pence per share (0.72 cents per share). This is not listed in the table above.

3	For 2016, the Board also made a capital distribution in the form of a special dividend of 0.5 pence per share (0.65 cents per share). This is not listed in the table above.
162

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

Lloyds Banking Group plc is incorporated in Scotland under the UK Companies Act 1985 with registered number SC95000.

As resolved at the 2018 Annual General Meeting, Lloyds Banking Group plc adopted amended Articles of Association to remove references to limited voting shares following their conversion into ordinary shares in the capital of the Company with effect from 1 July 2017. The amended Articles of Association took effect from 24 May 2018.

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

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

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

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

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

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

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
167

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

EXCHANGE CONTROLS

There are no UK laws, decrees or regulations that restrict Lloyds Banking Group plc’s, interest import or export of capital, including the availability of cash and cash equivalents for use by Lloyds Banking Group, or that affect the remittance of dividends or other shareholders’ payments to non-UK holders of Lloyds Banking Group plc shares, except as set out in Taxation.

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
169

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

170

WHERE YOU CAN FIND MORE INFORMATION

The SEC maintains a website at www.sec.gov which contains, in electronic form, each of the reports and other information that the Group has filed electronically with the SEC.

References herein to Lloyds Banking Group websites are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F.

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

171

RISK FACTORS

Set out below is a summary of certain risk factors which could affect Lloyds Banking Group’s future results and may cause them to differ from expected results materially. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Lloyds Banking Group’s businesses face. For information on Lloyds Banking Group’s risk management policies and procedures, see “Lloyds Banking Group — Operating and financial review and prospects — Risk Management”.

RISK FACTORS RELATING TO THE COMPANY AND THE GROUP

CREDIT RELATED RISKS

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group’s balance sheet.

The Group has exposures (including, but not limited to, lending, undrawn commitments, derivative, equity, contingent, bonds, securities and/or settlement risks) to many different products, counterparties, obligors and other contractual relationships and the credit quality of its exposures can have a significant impact on the Group’s earnings. Credit risk exposures are categorised as either “retail” (including small and medium-sized enterprises (“SME”)), or “corporate” (including medium and large corporates, banks, financial institutions and sovereigns). This reflects the risks inherent in the Group’s lending and lending-related activities and in the insurance business primarily in respect of investment holdings (including loan assets and bonds) and exposures to reinsurers. Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of the Group’s assets and materially increase the Group’s write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside the Group’s control, which include but are not limited to an adverse economic environment (in the UK and/or in countries where the Group and/or its customers/counterparties do and do not operate, such as any adverse economic effects that could occur in connection with the UK’s exit from the EU), reduced UK consumer and/or government spending (in light of the Group’s concentration in the UK), cuts to benefits, a slower pace of global economic growth leading to constraints on liquidity (given the possibility of adverse global economic developments and potential market volatility), changes in the credit rating of individual counterparties (including sovereigns), the debt levels of individual contractual counterparties and the economic environment in which they operate, increased unemployment, reduced asset values, increased personal or corporate insolvency levels, adverse sector concerns, falling stock and bond/other financial markets, reduced corporate profits, over-indebtedness (including sovereigns), changes (and the timing, quantum and pace of these changes) in interest rates (including the use of zero or negative interest rates), and any subsequent impact on pension liabilities (particularly given changing longevity rates), volatility of oil and commodity prices, changes in foreign exchange rates, higher tenant defaults, counterparty challenges to the interpretation or validity of contractual arrangements, an increase in credit spreads, changes to insolvency regimes, both in the UK and/or in other jurisdictions where the Group may seek to pursue recovery, making it harder to enforce against counterparties, the impact of technological disruption or cyber-crime, changes in consumer and customer demands and requirements, negative reputational impact or direct campaigns which adversely impact customers, industries or sectors and any external factors of a political, legislative, environmental or regulatory nature, including for example, rising “living wage” requirements, changes in accounting rules and changes to tax legislation and rates.

The UK’s expected exit from the EU has heightened the probability of some or all of these events happening and adds further uncertainty to counterparty credit risk and the Group’s financial condition. Key related risks which may impact the Group’s business and/or the Group’s clients’ businesses include, but are not limited to: reduced consumer spending, dampened consumer confidence, weaker sterling, volatility in financial markets, a downgrade of the UK credit rating, inflation risk, prolonged low (including zero or negative interest rates) or rising interest rates, impact on European sovereigns and counterparties, loss and/or postponement of foreign direct investment and domestic direct investment, political uncertainty, delays or increased costs in the movement of goods and/or services, potential wider European political instability, uncertainty around trade negotiations and/or the UK’s ability to retain access to the single market, financial services passporting and free movement and cost of labour, relocation of companies and institutions away from the UK, and the withdrawal and/or reduction of EU funding. For more detail on the EU referendum decision see “Business and Economic Risks — Political, legal, regulatory, constitutional and economic uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union could adversely impact the Group’s business, results of operations, financial condition and prospects” below. For further information on general macroeconomic risks affecting the Group in the UK and the EU see “Business and Economic Risks — The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK, the U.S., the Eurozone, Asia and globally, and any resulting instability of financial markets or banking systems”.

There are many other factors that could impact credit risk including fraud, sustainability of client business models, industrial and strike action, war and acts of terrorism, climate change, natural disasters and flooding.

The Group has credit exposure both in the UK and internationally, including Europe, the U.S. and Asia. The Group’s credit exposure includes residential mortgage lending (in the UK and, to a lesser extent, the Netherlands) and commercial real estate lending, including commercial real estate lending secured against secondary and tertiary commercial and residential non-prime assets in the UK. The Group’s retail customer portfolios will remain strongly linked to the UK economic environment, with house price deterioration, unemployment increases, inflationary pressures, consumer over-indebtedness and prolonged low or rising interest rates among the factors that may impact secured and unsecured retail credit exposures. Deterioration in used vehicle prices, including as a result of changing consumer demand, could result in increased provisions and/or losses and/or accelerated depreciation charges. The Group also has significant credit exposure to certain individual counterparties in higher risk and cyclical asset classes and sectors (such as manufacturing, commercial real estate, leveraged lending, oil and gas and related sectors, commodities trading, automotive and related sectors, construction, consumer-related sectors (such as retail), housebuilders and outsourcing services) and weakened geographic markets and to counterparties whose businesses may be impacted by material unforeseen events. In addition, the Group has concentrated country exposure in the UK and within certain industry sectors, namely real estate and real estate-related sectors and financial intermediation including providing facilities to funds. Certain industry sectors have been adversely impacted by recent global economic events, volatility and sector-specific issues; for example, the oil and gas and related sectors, commodities trading, manufacturing (including auto manufacturers) and retail. Adverse developments in these sectors increases the risk of default by the Group’s customers in these sectors.

In recent years, a number of factors, such as Eurozone instability (including the risk of economic stagnation/deflation in the Eurozone or of one or more members leaving the Eurozone), the deterioration of capital market conditions, a slower pace of global economic growth (given slowdown in economic growth across China and emerging markets and other macroeconomic issues) and measures adopted by the governments of individual countries, have reduced and could further reduce households’ disposable income and businesses’ profitability. In the UK, any weakening in sterling has the potential to squeeze households’ real incomes by pushing up inflation. This in turn could also have a negative impact on customers’ ability to honour their obligations, which in turn would result in deterioration of the Group’s credit quality. If political conditions or uncertainty result in a prolonged period of economic stagnation, or a slowdown in the rate of economic recovery, or there is a broader economic slowdown, it may lead to further weakening of

172

RISK FACTORS

counterparty credit quality and subsequent higher impairment charges or fair value reductions in the Group’s lending and contingent equity and derivative portfolios. This could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The possibility of economic stagnation in the EU or the risk of further members seeking to leave the EU, or the risk of a Eurozone member seeking to leave the Eurozone, could impact the UK’s own economic recovery, given the extensive trade and financial links between the UK and the Eurozone/EU and in turn, this could impact upon the Group’s performance. The Group has credit exposure to SMEs and corporates, financial institutions and securities which may have material direct and indirect exposures in the Eurozone countries. Any default on the sovereign debt of these countries and the resulting impact on other Eurozone countries, including the potential that one or more countries could leave the Eurozone, could have a material adverse effect on the Group’s business.

At present, default rates are partly cushioned by low rates of interest which have helped affordability and debt serviceability; however, the risk remains of increased default rates as interest rates rise. The timing, quantum and pace of any change in interest rates is a key risk factor for the Group’s default rates with expectations on the timing and quantum of any changes set by the Bank of England and also by the relevant central bank when lending in a foreign currency.

All lending decisions, and decisions related to other exposures (including, but not limited to, undrawn commitments, derivative, equity, contingent and/ or settlement risks), are dependent on the Group’s assessment of each customer’s ability to repay and the value of any underlying security. There is an inherent risk that the Group has incorrectly assessed the credit quality and/or the ability or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing and using models to estimate the risk of lending to counterparties. The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to the Group’s results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how macroeconomic conditions might impair the ability of borrowers to repay their loans. As is the case with any such assessments, there is always a risk that the Group will fail to adequately identify the relevant factors or that it will fail to estimate accurately the impact of these identified factors. The introduction of the impairment requirements of IFRS 9 – Financial Instruments (“IFRS 9”), an international accounting standard, on 1 January 2018 resulted in higher impairment loss allowances. As a result of IFRS 9, impairment losses are recognised earlier, on a more forward looking basis and on a broader scope of financial instruments than was the case under IAS 39. Under IFRS 9, the measurement of impairments involves increased complexity and judgement and impairment charges tend to be more volatile and could adversely impact the Group’s results of operations, financial condition or prospects. See “Other Risks—The Group’s financial statements are based, in part, on assumptions and estimates”.

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

The Group has significant exposure to UK residential mortgages and consumer lending. As detailed in “Credit Related Risks — The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group’s balance sheet”, the Group’s UK mortgage and consumer lending portfolios remain strongly linked to the UK economy with any deterioration in the UK’s economic environment having the potential to adversely affect the credit quality of such portfolios. Any decreases in property values may reduce the collateral values against the mortgage portfolios, which could hinder recovery values in default situations, leading to higher impairment charges.

Additionally, the Group has significant sector concentrations (primarily in gilts, real estate and real estate-related lending, financial intermediation including providing facilities to financial sponsors and funds, mainly against high quality (investment grade equivalent) investors, and automotive and related sectors and to a lesser extent, oil and gas and related sectors, manufacturing, agriculture and leveraged lending), as well as significant global credit exposure.

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

The Group’s efforts to continue to manage its credit portfolio against concentration risks may not be successful and any concentration of credit risk could increase the potential for significant losses in its credit portfolio. In addition, any disruption in the liquidity or transparency of the financial markets may result in the Group’s inability to sell or syndicate securities, loans or other instruments or positions held (including underwrites), thereby leading to increased concentrations of such positions. These concentrations could expose the Group to losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing the Group to take write-downs. Moreover, the inability to reduce the Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on the Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could materially adversely affect the Group’s results of operations, financial condition or prospects.

The Group’s corporate portfolios are also susceptible to “fallen angel” risk, that is, the probability of significant default increases following material unexpected events, resulting in the potential for large losses. These types of events can occur from time to time, and may include for example, major fraud, cyber-crime, poor corporate governance, high profile incidents and collapse in specific sectors or products, all of which are very difficult to forecast, and could adversely impact the Group’s results of operations, financial condition or prospects.

The Group may be required to record credit value adjustments, funding value adjustments and debit value adjustments on its derivative portfolio, which could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group continually seeks to limit and manage counterparty credit risk exposure to market counterparties. Credit value adjustment (“CVA”) and funding value adjustment (“FVA”) reserves are held against uncollateralised derivative exposures and a risk management framework is in place to mitigate reserve value changes. CVA is an expected loss calculation that incorporates current market factors including counterparty credit spreads. FVA

173

RISK FACTORS

reserves are held to capitalise the cost of funding uncollateralised derivative exposures. The Group also calculates a debit value adjustment to reflect own credit spread risk as part of the fair value of derivative liabilities. The Group uses several credit risk mitigation techniques to limit counterparty credit risk exposure including netting agreements, collateral agreements, credit default swaps and other forms of credit enhancement where possible.

However, deterioration in the creditworthiness of financial counterparties, or large adverse financial market movements, could impact the size of CVA and FVA reserves and result in a material charge to the Group’s profit and loss account.

CONDUCT RISKS

The Group is exposed to the risk of customer detriment due to poor design, distribution and execution of products and services or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure and financial and reputational loss.

The Group is exposed to various forms of conduct risk in its operations. Such risks are inherent in banking services. These include business and strategic planning that does not sufficiently consider customer need (leading to products being offered beyond target markets and mis-selling of financial products), ineffective management and monitoring of products and their distribution (which could result in customers receiving unfair outcomes), customer communications that are unclear, unfair, misleading or untimely (which could impact customer decision-making and result in customers receiving unfair outcomes), a culture that is not sufficiently customer-centric (potentially driving improper decision-making and unfair outcomes for customers), outsourcing of customer service and product delivery via third-parties that do not have the same level of control, oversight and culture as the Group (which could result in potentially unfair or inconsistent customer outcomes), the possibility of alleged mis-selling of financial products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in the Group’s financial accounts), ineffective management of customer complaints or claims (which could result in customers receiving unfair outcomes), ineffective processes or procedures to support customers, including those in potentially vulnerable circumstances (which could result in customers receiving unfair outcomes or treatments which do not support their needs), and poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes. Ineffective management and oversight of legacy conduct issues can also result in customers who are undergoing remediation being unfairly treated and therefore further rectification being required. The Group is also exposed to the risk of engaging in, or failing to manage, conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest. Each of these risks can lead to regulatory censure, reputational damage, regulatory intervention/enforcement, financial loss for the Group and/or might have a material adverse effect on the Group’s results of operations, financial condition or prospects.

REGULATORY AND LEGAL RISKS

The Group and its businesses are subject to substantial regulation and oversight. Adverse legal or regulatory developments could have a significant material adverse effect on the Group’s business, results of operations, financial condition or prospects.

The Group and its businesses are subject to legislation, regulation, court proceedings, policies and voluntary codes of practice including the effects of any changes in these or the interpretation of them in the UK, the EU and the other markets in which the Group operates. The Group is therefore subject to associated legal and regulatory risks, including risk in connection with legal and regulatory actions and market reviews. Depending on the specific nature of the requirements and how they are enforced, they could have a significant impact on the Group’s operations, business prospects, structure, costs and/or capital requirements and ability to enforce contractual obligations. See also “Business and Economic Risks — Political, legal, regulatory, constitutional and economic uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union could adversely impact the Group’s business, results of operations, financial condition and prospects” below.

These laws and regulations include (i) increased regulatory oversight, particularly in respect of conduct issues; (ii) prudential regulatory developments, including ring-fencing; and (iii) increased legislative requirements, including:

•	the Competition and Market Authority Open Banking programme which was implemented in the UK in 2018;

•	the Second Payment Services Directive (“PSD2”), which entered into force in January 2016 and applied in the UK from January 2018. Finalised EU-wide technical standards on PSD2 are due to be implemented by September 2019 with the aim of protecting customers and their data by providing higher security standards for online payments; and

•	the General Data Protection Regulation (“GDPR”), which entered into force in May 2018. The implementation of the GDPR introduced a number of significant changes.

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
174

RISK FACTORS

(ix)	regulatory changes which influence business strategy, particularly the rate of growth of the business, or which impose conditions on the sales and servicing of products, which have the effect of making such products unprofitable or unattractive to sell.

For more detail on the changing prudential regulatory environment see “Regulatory and Legal Risks —The Group faces risks associated with an uncertain and rapidly evolving international prudential, legal and regulatory environment” below.

The Group faces risks associated with an uncertain and rapidly evolving international and national prudential, legal and regulatory environment.

The Group’s borrowing costs and access to capital markets, as well as its ability to lend or carry out certain aspects of its business, could be affected by prudential regulatory developments, including (i) amendments to FSMA introduced by the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act”) along with secondary legislation and PRA/FCA rules made under the Banking Reform Act; (ii) amendments to the EU legislation comprising the Capital Requirements Directive IV and the Capital Requirements Regulation (together, “CRD IV”); (iii) evolving European and global prudential and regulatory changes; (iv) regulatory changes in the U.S. and (v) the evolving regulatory and legal impacts of the UK’s exit from the EU.

BANKING REFORM ACT

The Banking Reform Act’s measures contain provisions with respect to, amongst other things (i) ring-fencing domestic retail banking services of UK banks; and (ii) the implementation of the Senior Managers and Certification Regime (the “SMCR”).

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

Under the Banking Reform Act, the PRA and FCA established ring-fencing rules (the “Ring-fencing Rules”) requiring implementation of ring-fencing prior to 1 January 2019, with the deadline for changes to the Group’s pension scheme being 1 January 2026.

The implementation of the Ring-fencing Rules has impacted on the Group’s structure, governance arrangements, business and reporting models, operations, costs and financing arrangements. The Group implemented its ring-fencing programme, including the establishment of the non ring-fenced bank, Lloyds Bank Corporate Markets plc (LBCM), and met the legal and regulatory requirements prior to 1 January 2019. As a predominantly UK retail and commercial bank, the impact on the Group was relatively limited, with minimal impact for the majority of the Group’s retail and commercial customers.

Over the course of 2018, in order to comply with the ring-fencing legislation, certain businesses were transferred out of Lloyds Bank plc and its subsidiaries to other parts of the Group, by means of statutory or contractual transfers. This included the transfer of certain wholesale and international businesses to LBCM and the transfer of Scottish Widows Group and other insurance subsidiaries to Lloyds Banking Group plc.

Due to the Group’s UK retail and commercial focus, the vast majority of the Group’s business continued to be held by Lloyds Bank plc and its subsidiaries (together, the ring-fenced bank) and as a result these transfers did not have a material impact on the financial strength of Lloyds Bank plc.

From 1 January 2019, the Group became subject to the expanded oversight powers granted to Her Majesty’s Treasury (“HM Treasury”), the PRA and the FCA under the Banking Reform Act.

SENIOR MANAGERS AND CERTIFICATION REGIME

The SMCR came into force on 7 March 2016 and replaced the approved persons regime for deposit takers and other PRA designated firms. The SMCR comprises a number of elements, including the senior managers’ regime, the certification regime and the conduct rules, which were extended to apply to Insurance firms (Solvency II entities) in December 2018 and will be extended to solo-regulated firms in December 2019 by changes proposed by the Bank of England and the Financial Services Act 2016. The Group could be exposed to additional risk or loss if it is unable to comply with the requirements arising from the SMCR and its extension or if doing so imposes significant demands on the attention of management.

CAPITAL REQUIREMENTS REGULATION AND CAPITAL REQUIREMENTS DIRECTIVE

The Group is subject to CRD IV which implemented changes approved by the Basel Committee on Banking Supervision (the “Basel Committee”) to the regulatory framework applicable to the Group, including new capital and liquidity requirements intended to reinforce capital standards and to establish minimum liquidity standards for credit institutions in Europe (such changes being commonly referred to as “Basel III”). Full implementation began from 1 January 2014, with some elements being phased in over a period of time, to be fully effective by 2024.

CRD IV includes a number of capital buffers to provide capital cushions in addition to minimum capital requirements to which the financial institutions may be subject. See “Other Risks – The Company may not pay a dividend on its ordinary shares in any given financial/calendar year”.

The CRD IV regime is expected to continue to evolve as a result of further changes agreed by EU legislators, binding regulatory technical standards and guidelines to be developed by the European Banking Authority (“EBA”) and changes to the way in which the PRA interprets and applies these requirements to UK financial institutions. The European Commission put forward significant draft proposals to amend CRD IV in November 2016 (with the amended Capital Requirements Regulation to be known as “CRR 2” and the amended Capital Requirements Directive to be known as “CRD V”). The proposals include a binding leverage ratio, a binding net stable funding ratio and more risk-sensitive capital requirements. Inter-institutional negotiations (trilogues) commenced on CRD V and CRR 2 in July 2018, following agreement by the Council of the EU on its general approach and the European Parliament on its negotiating position. Political agreement on a number of key issues was reached in trilogues in November 2018 and the Council announced its endorsement of the agreement in December 2018. The technical mandate was concluded in January 2019 with the final text approved in February 2019. Adoption of the proposals and publication in the Official Journal is anticipated by mid-2019. CRR 2 and CRD V are two of the pieces of legislation included in the Financial Services (Implementation of Legislation) Bill which received its first reading in the House of Lords in November 2018. The Bill provides the UK Government with the power to choose to implement only those EU files, or parts of those files, which are both appropriate and beneficial for the UK and adjust and improve the legislation as it is brought into UK law to ensure that it works better for UK markets.

In addition, the Basel Committee published a package of further revisions to Basel III in December 2017, including changes to: standardised approach for credit risk; internal ratings based approaches for credit risk; the credit valuation adjustment risk framework; the operational risk framework; the

175

RISK FACTORS

leverage ratio framework; and a revised output floor. Although Basel III does not directly apply to the Group, or to other firms, the Basel Committee expects these changes to be implemented by regulators from January 2022, with transitional arrangements for the output floor up to January 2027. Until such rules are translated into draft European and UK legislation, it would be premature to estimate the full impact or timelines.

The Group will continue to monitor the ongoing changes to the global, EU and UK prudential framework which may affect the Group’s financial position or require the strengthening of regulatory requirements.

EUROPEAN MARKET INFRASTRUCTURE REGULATION

European Regulation 648/2012, known as the European Market Infrastructure Regulation (“EMIR”), introduced new requirements to improve transparency and reduce the risks associated with the derivatives market. EMIR came into force on 16 August 2012 and when it fully comes into effect, EMIR will require entities that enter into any form of derivative contract, including interest rate, foreign exchange, equity, credit and commodity derivatives, to: (i) report every derivative contract entered into to a trade repository; (ii) implement new risk management standards (including operational processes and margining) for all bilateral over the counter (“OTC”) derivative trades that are not cleared by a central counterparty; and (iii) clear, through a central counterparty, OTC derivatives that are subject to a mandatory clearing obligation. The first clearing obligations for certain interest rate derivatives have applied from June 2016. Variation margin requirements for uncleared trades came into effect on 4 February 2017 for market participants with a sufficiently large derivative trading volume and on 1 March 2017 for all other counterparties, including the Group. Certain products are exempt from variation margin requirements at this time. The Group does not expect initial margin requirements to apply to it until September 2019. It is expected that there will be additional costs and limitations on the Group’s business resulting from these requirements.

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

The final text of the EU Directive 2014/59/EU establishing an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “BRRD”), entered into force on 2 July 2014 and in the UK, the Banking Reform Act made provision for certain aspects of the “bail-in” power. Under the “bail-in” power, prior to insolvency proceedings, regulators have the power to impose losses on holders of regulatory capital securities, senior bondholders and/or other creditors while potentially leaving untouched certain other classes of excluded creditors; generally losses are to be taken in accordance with the priority of claims under normal insolvency proceedings. Bail-in may be applied to all of the Group’s unsecured senior and subordinated debt instruments with a remaining maturity of greater than seven days. The stated aim of the BRRD is to provide authorities designated by EU member states to apply the resolution tools and exercise the resolution powers set forth in the BRRD (the “resolution authorities”) with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses. The powers granted to resolution authorities under the BRRD include, but are not limited to: (i) a “write-down and conversion power” relating to Tier 1 and Tier 2 capital instruments and (ii) a “bail-in” power relating to eligible liabilities (including the capital instruments and senior unsecured debt securities issued by the Group). Such powers give resolution authorities the ability to write-down or write-off all or a portion of the claims of certain unsecured creditors of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving group entity, if any. Such resulting ordinary shares may be subject to severe dilution, transfer for no consideration, write-down or write-off. Such powers were implemented in the UK with effect from 1 January 2015.

The Minimum Requirement for Own Funds and Eligible Liabilities (“MREL”), which is being implemented in the EU and the UK, will apply to EU and UK financial institutions and cover capital and debt instruments that are capable of being written-down or converted to equity in order to prevent a financial institution from failing in a crisis. The Bank of England has set an interim MREL compliance date of 1 January 2020 and a final MREL conformance date of 1 January 2022.

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

176

RISK FACTORS

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

Certain amendments to the BRRD will be made as a result of proposals originally published by the European Commission on 23 November 2016 (such proposals being known as “BRRD 2”), including extending the “write-down and conversion power” to cover non-own funds eligible liabilities of entities in a banking group other than the resolution entity. Such “internal” MREL may also contain additional write-down or conversion triggers in order to reflect current Bank of England resolution policy which may result in the Company as investor suffering additional losses on such intra-group investments. Trilogues commenced on BRRD 2 in July 2018, following agreement by the Council of the EU on its general approach and the European Parliament on its negotiating position. Political agreement on a number of key issues was reached in trilogues in November 2018 and the Council announced its endorsement of the agreement in December 2018. The technical mandate was concluded in January 2019 with the final text approved in February 2019. Adoption of the proposals and publication in the Official Journal is anticipated by mid-2019. BRRD 2 is one piece of legislation included in the Financial Services (Implementation of Legislation) Bill which received its first reading in the House of Lords in November 2018. The Bill provides the UK Government with the power to choose to implement only those EU files, or parts of those files, which are both appropriate and beneficial for the UK and adjust and improve the legislation as it is brought into UK law to ensure that it works better for UK markets.

In addition to the provisions described above, it is possible that the exercise of other powers under the Banking Act to resolve failing banks in the UK, which give the authorities powers to amend the terms of contracts (for example, varying the maturity of a debt instrument) and to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers, could have a material adverse effect on the rights of holders of the equity and debt securities issued by the Group, including through a material adverse effect on the price of such securities. The Banking Act also gives the Bank of England the power to override, vary or impose contractual obligations between a UK bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.

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

Potential investors in the securities issued by the Group should consider the risk that a holder may lose some or all of its investment, including the principal amount plus any accrued interest, if such statutory loss absorption measures are acted upon. The BRRD and applicable state aid rules provide that, other than in certain limited circumstances set out in the BRRD, extraordinary governmental financial support will only be available to the Group as a last resort once the write-down and conversion powers and resolution tools referred to above have been exploited to the maximum extent possible.

Holders of the Group’s securities may have limited rights or no rights to challenge any decision of the relevant UK resolution authority to exercise the UK “bail-in” power or to have that decision reviewed by a judicial or administrative process or otherwise. Accordingly, trading behaviour in respect of such securities is not necessarily expected to follow the trading behaviour associated with other types of securities that are not subject to such recovery and resolution powers. Potential investors in securities issued by the Group should consider the risk that a holder of such securities may lose all of its investment, including (in the case of debt securities) the principal amount plus any accrued and unpaid interest, if such statutory loss absorption measures are acted upon or if that senior unsecured debt instrument may be converted into Lloyds Banking Group plc ordinary shares. Further, the introduction or amendment of such recovery and resolution powers, and/or any implication or anticipation that they may be used, may have a significant adverse effect on the market price of such securities, even if such powers are not used.

The Group faces risks associated with its compliance with a wide range of laws and regulations.

The Group is exposed to various forms of legal and regulatory risk, including:

(i)	certain aspects of the Group’s activities and business may be determined by the relevant authorities, the Financial Ombudsman Service (the “FOS”), or the courts, to have not been conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the Ombudsman’s opinion;

(ii)	the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of the Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions;

(iii)	risks relating to compliance with, or enforcement actions in respect of, existing and/or new regulatory or reporting requirements, including as a result of a change in focus of regulation or a transfer of responsibility for regulating certain aspects of the Group’s activities and business to other regulatory bodies;

(iv)	contractual and other obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;

(v)	the intellectual property of the Group (such as trade names) may not be adequately protected;

(vi)	the Group may be liable for damages to third-parties harmed by the conduct of its business;

(vii)	the risk of regulatory proceedings, enforcement actions and/or private litigation, arising out of regulatory investigations or otherwise (brought by individuals or groups of plaintiffs) in the UK and other jurisdictions;

(viii)	risks related to court or UK Government activity leading to a requirement to equalise pension benefits for the effect of Guaranteed Minimum Pensions. It is possible that any such requirement could increase liabilities in the Group’s defined benefit pension schemes; and

(ix)	the continued uncertainty around the impact of the UK’s expected exit from the EU on the existing regulatory and legal framework that the Group operates within, as well as the future regulatory and legal landscape. For more detail on the EU referendum decision see “Business and Economic
177

RISK FACTORS

Risks — Political, legal, regulatory, constitutional and economic uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union could adversely impact the Group’s business, results of operations, financial condition and prospects” below.

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

Negative public opinion referenced in the media as “lack of trust” in banking can be impacted by actions of competitors across the industry as well as actions by the Group. Gaining the trust of customers and the public is a key objective of the Group.

The Group may settle litigation or regulatory proceedings prior to a final judgement or determination of liability to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes that it has no liability or when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where the Group does not believe that it is legally compelled to do so. Failure to manage these risks adequately could materially affect the Group, both financially and reputationally.

The Group faces risks associated with the high level of scrutiny of the treatment of customers by financial institutions from regulatory bodies, the media and politicians.

The Group’s operations, in particular related to its treatment of customers, are subject to supervision by the FCA and other regulatory authorities. In recent periods, the UK banking industry has been subject to heightened attention from these regulatory authorities, as well as the news media and the UK Government.

The Group has historically been subject to the Markets in Financial Instruments Directive (“MiFID”) and, since 3 January 2018, the Group is subject to a revised directive (“MiFID II”) and a new regulation (Markets in Financial Instruments Regulation or “MiFIR”), which were implemented across the divisions of the Group. MiFID, MiFID II and MiFIR regulate the provision of “investment services and activities” in relation to a range of customer-related areas, including customer classification, conflicts of interest, client order handling, investment research and financial analysis, suitability and appropriateness, transparency obligations and transaction reporting. If the Group incurs substantial expenses associated with ongoing compliance, this may impose significant demands on the attention of management that result in other areas of the Group’s business not receiving sufficient management attention, or if particular products, services or practices are banned, the Group’s results of operations could be materially adversely affected.

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

Excluding MBNA Limited (“MBNA”), the Group increased provisions for expected PPI costs by a further £0.8 billion in 2018. The increase in 2018 related to a number of factors including higher than expected complaint volumes and associated administration costs, an increase in average redress per complaint, additional operational costs to deal with potential complaint volatility and continued improvements in data interrogation and the Group’s ability to identify valid complaints.

This brings the total amount provided for at the end of 2018 to £19.4 billion, of which £1.3 billion remains unutilised relating to complaints and associated administration costs.

With regard to MBNA, as announced in December 2016, the Group’s exposure is capped at £240 million and is already provided for through an indemnity received from Bank of America. MBNA increased its PPI provision by £100 million in the year ended 31 December 2018 but the Group’s exposure continues to remain capped at £240 million under this indemnity.

RISK FACTORS

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

In November 2015 and August 2016, the FCA consulted on the introduction of a two year industry deadline by which consumers would need to make their PPI complaints or lose their right to have them assessed, and proposed rules and guidance about how firms should handle PPI complaints fairly in light of the Plevin judgment discussed above. On 2 March 2017, the FCA confirmed an industry deadline of 29 August 2019. The FCA’s rules to address Plevin commenced on 29 August 2017. The industry deadline also applies to the handling of these complaints. It is anticipated that the upcoming industry deadline could encourage eligible consumers to bring their claims earlier than would have otherwise been expected in the absence of an industry deadline for having complaints assessed. The FCA’s rules, issued on the 2 of March 2017, could have a material adverse effect on the Group’s reputation, business, financial condition, results of operations and prospects.

BUSINESS AND ECONOMIC RISKS

The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK, the U.S., the Eurozone, Asia and globally, and any resulting instability of financial markets or banking systems.

The Group’s businesses are subject to inherent and indirect risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the UK, where the Group’s earnings are predominantly generated and the Group’s operations are increasingly concentrated following the strategic reduction of its international presence. The Group may have credit exposure in countries outside the UK even if it does not have direct exposure or a presence in such countries. Any significant macroeconomic deterioration in the UK and/or other economies could have a material adverse effect on the results of operations, financial condition or prospects of the Group, as could continued or increasing political uncertainty within the UK and other countries. The profitability of the Group’s businesses could be affected by market factors such as the deterioration of UK economic growth significantly below long-term average levels, rising unemployment, reduced corporate profitability, reduced personal income levels (in real terms), inflationary pressures, including those arising from the sterling’s depreciation, reduced UK Government and/or consumer expenditure, changes in interest rates (and the timing, quantum and pace of those changes as well as the possibility of further reductions in interest rates, including zero or negative interest rates or of unexpected increases in interest rates which may have a detrimental effect on the Group’s customers and their ability to service interest), increased corporate, SME or personal insolvency rates, borrowers’ reduced ability to repay loans and increased tenant defaults which could cause prices of residential or commercial real estate or other asset prices to fall, thereby reducing the collateral value on many of the Group’s assets, fluctuations in commodity prices, changes in foreign exchange rates; or a marked deterioration in global economic growth reflecting the high levels of debt that have built up in some emerging economies, most notably China. These, in turn, could cause increased impairments and/or fair value adjustments.

In addition to the possibility of macroeconomic deterioration, any increase in financial market instability including any increase in credit spreads, increase or reduction in interest rates, including negative interest rates, and general illiquidity within the markets that the Group uses for hedging or bond issuances may represent further risk to the Group’s business. The outlook for global growth remains uncertain due to issues such as geopolitical tensions (including sanctions, tariffs and increased threats of trade disputes, continued instability in the Middle East and in the Korean Peninsula), the impact of economic policies of foreign governments, continued divergence in economic performance between countries within the Eurozone, and the slow-down of economic growth rates in both mature and emerging markets generally and China in particular. The Group has significant exposures, particularly by way of loans, in a number of overseas jurisdictions and is therefore subject to various risks relating to the stability of these financial markets. The global financial system has suffered considerable turbulence and uncertainty in recent years and, despite recent growth in the Eurozone and other advanced economies, the outlook for the global economy over the near to medium term remains uncertain. See also “Business and Economic Risks — Political, legal, regulatory, constitutional and economic uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union could adversely impact the Group’s business, results of operations, financial condition and prospects” below.

In the Eurozone, the pace of economic recovery, which has lagged behind that of other advanced countries following the global recession, has now passed its peak. High levels of private and public debt, continued weaknesses in the financial sector and reform fatigue remain a concern and the timing and pace of the European Central Bank’s withdrawal of monetary stimulus, the unwinding of existing monetary stimulus from the European Central Bank’s balance sheet and the timing and pace of any increase in interest rates could cause market volatility. In addition, increased political uncertainty in the Eurozone, and fragmentation risk in the EU and UK, could create financial instability and have a negative impact on the Eurozone and global economies. Any of these risks could weaken the UK’s economic prospects, given the extensive economic and financial linkages between the UK and the Eurozone.

The uncertainty around the economic policies of foreign governments could create additional uncertainty for the global economic outlook. For example, in the U.S., whilst it is possible that the current administration’s economic policies might have an adverse effect on U.S. and global growth as well as global trade prospects, it is also possible that expansionary policies could boost U.S. and international growth temporarily at a time of limited spare capacity resulting in higher U.S. inflation and interest rates which could in turn significantly impact global investor risk appetite and pricing expectations, sparking elevated financial market volatility and a tightening of financial conditions.

Concerns remain around the impact of increased tariffs on trade between the U.S. and other nations including China, Canada and the EU. The potential for escalation of trade disputes and any retaliatory actions taken may adversely impact the global economic outlook.

In addition, developing macroeconomic uncertainty in emerging markets, in particular the high and growing level of debt in China and the risk of a sharp slowdown in Chinese economic growth, which may be exacerbated by attempts to de-risk its highly leveraged economy, or a devaluation of the Renminbi could pose threats to global economic recovery. External debt levels are higher now in emerging markets than before the global financial crisis, which could lead to higher levels of defaults and non-performing loans, in particular in an environment of rising interest rates. Financial markets may experience renewed periods of volatility, especially given the recent volatility in oil and other commodity prices impacting corporates and emerging

RISK FACTORS

markets dependent on the oil and gas sector, creating the potential for a return of contagion between countries and banking systems which may place new strains on funding markets.

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

Any adverse changes affecting the economies of the countries in which the Group has significant direct and indirect credit exposures, including those discussed above and any further deterioration in global macroeconomic conditions, could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

Political, legal, regulatory, constitutional and economic uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union could adversely impact the Group’s business, results of operations, financial condition and prospects.

On 23 June 2016, the UK held a referendum on the UK’s continued membership of the EU. A majority of voters voted for the UK to leave the EU. The announcement of the referendum result caused significant volatility in the UK stock market and exchange rate fluctuations that resulted in a significant weakening of sterling against the U.S. dollar, the Euro and other major currencies. The share prices of major UK banks and bank holding companies, including the Company, suffered significant declines in market prices immediately following the result of the referendum and major credit rating agencies downgraded the UK’s sovereign credit rating.

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

Following the UK Government’s decision to invoke Article 50 on 29 March 2017, the UK is due to exit the EU at 11 p.m. (London time) on 29 March 2019, although this deadline could be extended or a transitional arrangement put in place, subject to agreement by all EU member states. Negotiations relating to the terms of the UK’s relationship with the EU are likely to extend beyond the two-year period set forth therein which could create additional volatility in the markets and have an adverse impact on the Group’s profitability. The timing of, and process for, such negotiations and the subsequent terms of the UK’s future economic, trading and legal relationships with the EU are uncertain, and will be impacted by the stance the current UK government and the other EU Member States adopt. In addition, an unfavourable outcome of negotiations relating to the UK’s exit from the EU or its future relationship with the EU is likely to create further volatility in the markets which could in turn adversely impact the Group’s business, results of operations, financial condition and prospects.

The UK general election held on 8 June 2017 resulted in a minority government. The UK political environment remains fragile, heightened by the EU exit negotiations.

The effects on the UK, European and global economies of the uncertainties arising from the results of the referendum and the process of the UK’s exit from the EU are difficult to predict but may include economic and financial instability in the UK, Europe and the global economy and the other types of risks described in “The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK, the U.S., the Eurozone, Asia and globally, and any resulting instability of financial markets or banking systems” and “Credit Related Risks – The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group’s balance sheet” above.

Furthermore, any uncertainty in the UK arising from the UK leaving the EU could be exacerbated by the re-emergence of the possibility of a further Scottish independence referendum or any proposed differential arrangements for Northern Ireland when compared to the rest of the UK. This could cause further uncertainty and risks to the Group.

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

RISK FACTORS

The Group is subject to substantial EU-derived laws, regulation and oversight. There continues to be significant uncertainty as to the respective legal and regulatory environments in which the Group and its subsidiaries will operate when the UK is no longer a member of the EU. In particular, the Group and its counterparties may no longer be able to rely on the European passporting framework for financial services, which could result in the loss of customers and/or the requirement for the Group to apply for authorisation in multiple EU jurisdictions if it is to continue its business there, the costs, timing and viability of which are uncertain. This uncertainty, and any actions taken as a result of this uncertainty (such as corporate clients of the Group preferring to transact with European competitors or to relocate from the UK to the EU to avoid a loss of passporting rights), as well as new or amended legislation and regulation, may have a significant impact on the Group’s operations, profitability and business model. For further information on the Group’s regulatory and legal risks see “Regulatory and Legal Risks”.

Any tightening of monetary policy in jurisdictions in which the Group operates could affect the financial condition of its customers, clients and counterparties, including governments and other financial institutions, which could in turn adversely affect the Group’s results of operations.

Quantitative easing measures implemented by major central banks, adopted alongside record low interest rates to support recovery from the global financial crisis, have arguably helped loosen financial conditions and reduce borrowing costs. These measures may have supported liquidity and valuations for asset classes that are vulnerable to rapid price corrections as financial conditions tighten, potentially causing losses to investors and increasing the risk of default on the Group’s exposure to these sectors.

The U.S. Federal Reserve has been gradually increasing its policy interest rates since December 2015. The Bank of England raised UK interest rates from 0.25 per cent to 0.5 per cent in November 2017 and then to 0.75 per cent in August 2018 and has signalled that scope remains for UK interest rates to rise further. Some other major central banks, such as the Bank of Canada, are also on a tightening cycle, but the withdrawal of accommodative policies in the Eurozone and in Japan is expected to be somewhat slower.

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

Banking and trading activities that are undertaken by the Group are also subject to market movements, including interest rate risk, foreign exchange risk, inflation risk and credit spread risk. For example, changes in interest rate levels, interbank margins over official rates, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. The potential for future volatility and margin changes remains. Competitive pressures on fixed rates or product terms in existing loans and deposits may restrict the Group in its ability to change interest rates applying to customers in response to changes in official and wholesale market rates. The Group has a structural hedge in place to stabilise the net interest margin. There is, however, a risk that in a low rate environment the Group will face margin compression as maturities are reinvested at prevailing market rates.

The insurance business of the Group is exposed indirectly to equity and credit markets through the value of future management charges on policyholder funds. Credit spread risk within insurance primarily arises from bonds and loans used to back annuities. The performance of the investment markets will thus have a direct impact upon the profit from investment contracts and on the insurance value in force (“VIF”) and the Group’s results of operations, financial condition or prospects.

Changes in foreign exchange rates, including with respect to the U.S. dollar and the Euro, affect the Group’s financial position and/or forecasted earnings. Foreign exchange risk is actively managed by the Group within a low risk appetite, minimising the Group’s exposure to exchange rate fluctuations. However, changes in foreign exchange rates could still result in a significant reduction in the profit of the Group.

Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group. Negative fair value adjustments have had, and may continue to have in the future, an adverse effect on the Group’s results of operations, financial condition or prospects.

The Group has exposures to securities, derivatives and other investments, including asset-backed securities, structured investments and private equity investments that are recorded by the Group at fair value. These may be subject to further negative fair value adjustments, particularly in view of the volatile global markets and challenging economic environment. Although credit value adjustments, debit value adjustments and funding value

RISK FACTORS

adjustments are actively managed within the Group, in stressed market conditions adverse movements in these could result in a material charge to the Group’s profit and loss account.

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

In circumstances where fair values are determined using financial valuation models, the Group’s valuation methodologies may require it to make assumptions, judgements and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain. This is particularly relevant in light of uncertainty as to the strength of the global economic recovery and continuing downside risks and may be amplified during periods of market volatility and illiquidity. Any consequential impairments, write-downs or adjustments could have a material adverse effect on the Group’s results of operations, capital ratios, financial condition or prospects.

The value ultimately realised by the Group for its securities and other investments may be lower than their current fair value. Any of these factors could require the Group to record further negative fair value adjustments, which may have a material adverse effect on its results of operations, financial condition or prospects. Material losses from the fair value of financial assets will also have an adverse impact on the Group’s capital ratios.

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

The competitive environment can be, and is, influenced by intervention by the UK Government competition authorities and/or European regulatory bodies and/or governments of other countries in which the Group operates, including in response to any perceived lack of competition within these markets. This may significantly impact the competitive position of the Group relative to its international competitors, which may be subject to different forms of government intervention.

The Competition and Markets Authority (the “CMA”) launched a full market investigation into competition in the SME banking and personal current account (“PCA”) markets in November 2014 and published its final report on 9 August 2016, followed by the Retail Banking Market Investigation Order 2017 on 2 February 2017. The key final remedies include: the introduction of “Open Banking”, the publication of service quality information and customer information prompts. Recommendations were also made regarding improvements to current account switching, monthly maximum charges for PCA overdraft users, overdraft notifications and additional measures to assist small business in comparing the different products available. Compliance costs associated with the implementation of these remedies may be substantial and the implementation of these remedies could have a material adverse effect on the Group’s competitive position.

The FCA launched its Strategic Review of Retail Banking Business Models in May 2017 to evaluate matters relating to competition and conduct. This review was intended to ensure that the FCA’s regulatory approach remains fit for purpose. The FCA’s Final Report into retail banking business models was published in December 2018 and proposed some further work in this area, including ongoing monitoring by the FCA. The outcomes of the review may have a significant impact on the Group’s current business model.

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

The Group is exposed to risks related to the uncertainty surrounding the integrity and continued existence of reference rates.

Reference rates and indices, including interest rate benchmarks, such as the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate (“EURIBOR”), which are used to determine the amounts payable under financial instruments or the value of such financial instruments (“Benchmarks”), have, in recent years, been the subject of political and regulatory scrutiny as to how they are created and operated. This has resulted in regulatory reform and changes to existing Benchmarks, with further changes anticipated. These reforms and changes may cause a Benchmark to perform differently than it has done in the past or to be discontinued.

At this time, it is not possible to predict the effect of any such reforms and changes, any establishment of alternative reference rates or any other reforms to these reference rates that may be enacted, including the potential or actual discontinuance of LIBOR publication and any transition away from LIBOR.

Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect a broad array of financial products, including any LIBOR-based securities, loans and derivatives that are included in the Group’s financial assets and liabilities, that use these reference rates and may impact the availability and cost of hedging instruments and borrowings. If any of these reference rates are no longer available, the Group may incur additional expenses in effecting the transition from such reference rates, and may be subject to disputes, which could have an adverse effect on the Group’s results of operations. In addition, it can have important operational impacts through the Group’s systems and infrastructure as all systems will need to account for the changes in the reference rates. Any of these factors may have a material adverse effect on the Group’s results of operations, financial condition or prospects.

RISK FACTORS

OPERATIONAL RISKS

The Group could fail to attract or retain senior management or other key employees.

The Group’s success depends on its ability to attract, retain and develop high calibre talent. The SMCR regime may impact the achievement of this aim as the regime includes a criminal offence of reckless misconduct, a statutory “duty of responsibility” to take reasonable steps to prevent regulatory breaches occurring or continuing in the area of the firm for which they have responsibility and increasing use of senior management attestations. In addition, the limits on variable pay and “clawback” requirements pursuant to CRD IV may put the Group at a competitive disadvantage compared to companies who are not subject to such restrictions, with macroeconomic conditions and negative media attention on the financial services industry possibly adversely impacting employee retention, colleague sentiment and engagement.

In addition, the uncertainty resulting from the UK’s expected exit from the EU, following the referendum decision, on foreign nationals’ long-term residency permissions in the UK may make it challenging for the Group to retain and recruit colleagues with relevant skills and experience.

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

The Group holds personally identifiable information on its systems aligned to product and services delivered to customers. Protection is delivered in accordance with data protection legislation, including GDPR. The Group relies on the effectiveness of its Group Information and Cyber Security Policy and associated procedures, infrastructure and capabilities to protect the confidentiality and integrity of information held on its IT infrastructure and the infrastructure of third parties on whom the Group relies. Group also takes protective measures against attacks designed to impact the availability of critical business processes to its customers and the Group and Board Risk Committees oversee such measures.

In certain international locations, there are additional regulatory requirements that must be followed for business conducted in that jurisdiction. In the U.S., for example, the Company was required from February 2018 to formally attest that it complies with specific cyber security requirements put forth by the New York State Department of Financial Services in Part 500 of Title 23 of the Official Compilation of Codes, Rules and Regulations of the State of New York.

Despite preventative measures (including ensuring incident management capability to respond to such events, by way of regulatory notification, for example), the Group’s IT infrastructure, and that of third parties on whom the Group relies, may be vulnerable to cyber-attacks, malware, denial of services, unauthorised access and other events that have a security impact. Such an event may impact the confidentiality or integrity of the Group’s or its

RISK FACTORS

clients’, employees’ or counterparties’ information or the availability of services to customers. As a result of such an event or a failure in the Group’s cyber security policies, the Group could experience material financial loss, loss of competitive position, regulatory actions, breach of client contracts, reputational harm or legal liability, which, in turn, could have a material adverse effect on the Group’s results of operations, financial condition or prospects. The Group may be required to spend additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and it may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that it maintains. The Group is committed to continued participation in industry-wide activity relating to cyber risk. This includes working with relevant regulatory and government departments to evaluate the approach the Group is taking to mitigate this risk and sharing relevant information across the financial services sector.

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

The Group has adopted policies and enhanced its procedures aimed at detecting and preventing the use of its banking network and services for money laundering, financing terrorism, tax evasion, human trafficking, modern day slavery and related activities, applying systems and controls on a risk-based approach throughout its businesses and operations, including through its Financial Intelligence Unit and its interactions with external agencies and other financial institutions. These controls, however, may not completely eliminate instances where third parties seek to use the Group’s products and services to engage in illegal or improper activities. In addition, while the Group reviews its relevant counterparties’ internal policies and procedures with respect to such matters, the Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using the Group (and its relevant counterparties) as a conduit for money laundering and terrorist financing (including illegal cash operations) without the Group’s (and its relevant counterparties’) knowledge. If the Group is associated with, or even accused of being associated with, or becomes a party to, money laundering or terrorist financing, the Group’s reputation could suffer and it could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with the Group), any one of which could have a material adverse effect on the Group’s results of operations, financial condition and prospects.

Furthermore, failure to comply with trade and economic sanctions, both primary and secondary, administered by agencies in the jurisdictions in which the Group operates and to the extent that the Group fails to comply fully with other applicable compliance laws and regulations, the relevant government and regulatory agencies to which it reports have the power and authority to impose fines and other penalties on the Group, including the revocation of licences. In addition, the Group’s business and reputation could suffer if customers use its banking network for money laundering, financing terrorism, or other illegal or improper purposes.

The Group may fail to execute its ongoing strategic change initiatives, and the expected benefits of such initiatives may not be achieved at the time or to the extent expected, or at all.

In order to maintain and enhance the Group’s strategic position, it continues to invest in new initiatives and programmes. The Group acknowledges the challenges faced with delivering these initiatives and programmes alongside the extensive agenda of regulatory and legal changes whilst enhancing systems and controls. In the development of the Group’s strategy, the Group considers these demands against its capacity to ensure successful delivery for both customers and shareholders. The Group’s strategic plan provides flexibility through a broad range of initiatives with priorities frequently reviewed to adapt to the external environment, where necessary.

As the Group continues to deliver this strategy there is considerable focus on digitisation and ensuring the Group meets customer demands through digital and mobile platforms. This approach will support the Group in achieving its cost targets.

The successful completion of these programmes and the Group’s other strategic initiatives requires ongoing subjective and complex judgements, including forecasts of economic conditions in various parts of the world, and can be subject to significant risks. For example, the Group’s ability to execute its strategic initiatives successfully may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in the Group’s management or operational capacity and capability or significant and unexpected regulatory change in countries in which the Group operates.

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

In addition, corporate and institutional counterparties may seek to reduce aggregate credit exposures to the Group (or to all banks) which could increase the Group’s cost of funding and limit its access to liquidity. The funding structure employed by the Group may also prove to be inefficient, thus giving rise to a level of funding cost where the cumulative costs are not sustainable over the longer term. The funding needs of the Group may increase and such increases may be material to the Group’s results of operations, financial condition or prospects. The Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets to meet its funding needs. The ability of the Group to gain access to wholesale and retail funding sources on satisfactory economic terms is subject to a number of factors outside its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and the level of confidence in the UK banking system, any of which could have a material adverse effect on the Group’s profitability or, in the longer term and under extreme circumstances, its ability to meet its financial obligations as they fall due.

Medium-term growth in the Group’s lending activities will rely, in part, on the availability of retail deposit funding on appropriate terms, for which there is increasing competition. For more information, see “Business and Economic Risks — The Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures” above. The ongoing availability of retail deposit funding on appropriate terms is dependent on a variety of factors outside the Group’s control, such as general macroeconomic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and the Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on the Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on the Group’s future growth.

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

A reduction in the credit rating of the Group or deterioration in the capital markets’ perception of the Group’s financial resilience could significantly increase its borrowing costs and limit its issuance capacity in the capital markets. As an indicator, during 2018, the spread between an index of “A” rated long-term senior unsecured bank debt and an index of similar “BBB” rated bank debt, both of which are publicly available, has averaged 42 basis points. The applicability to and implications for the Group’s funding cost would depend on the type of issuance and prevailing market conditions. The impact on the Group’s funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

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

The regulatory environment in which the Group operates continues to change. Whilst uncertain at present, the Group’s borrowing costs and access to capital markets could be affected by the outcome of certain regulatory developments. For further detail on the potential impact of these regulatory developments on the Group’s business, see “Regulatory and Legal Risks — The Group faces risks associated with an uncertain and rapidly evolving international prudential legal and regulatory environment”.

RISK FACTORS

The Group is subject to the risk of having insufficient capital resources.

If the Group has or is perceived to have a shortage of capital then it may be subject to regulatory interventions and sanctions and may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive. Depending on the extent of any actions to improve the capital position there could be a material adverse effect on the Group’s business, including its results of operations, financial condition and prospects. This, in turn, may affect the Group’s capacity to continue its business operations, pay future dividends and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential. If, in response to such shortage, the Group raises additional capital through the issuance of shares, existing shareholders may experience a dilution of their holdings. If a capital or debt instrument is converted to ordinary shares as a result of a trigger within the contractual terms of the instrument or through the exercise of statutory powers then, depending upon the terms of the conversion, existing shareholders may experience a dilution of their holdings. Separately, the Group may address a shortage of capital by taking action to reduce leverage exposures and/or risk-weighted assets, for example by way of business disposals. Such actions may impact the profitability of the Group.

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

Risks associated with the regulatory framework are described below:

Within the prevailing UK regulatory capital framework, the Group is subject to extensive regulatory supervision in relation to the levels of capital in its business. New or revised minimum and buffer capital requirements (including systemic and/or countercyclical capital requirements) could be applied and/or the manner in which existing regulatory requirements are applied to the Group could be changed by the regulatory authorities. For example:

•	Some of the Group’s risk-weighted assets are calculated from the Group’s approved models. These are subject to regular review on a rolling basis to ensure that they remain appropriate in prevailing economic and business conditions. In addition, ongoing proposals from the Basel Committee, the EBA and the PRA may result in changes to the Group’s approved models, for example in relation to changes in how firms model probability of default and Loss Given Default. These reviews and model implementation may lead to increased levels of risk-weighted assets and/or expected loss, which would lower reported capital ratios.

•	The minimum capital requirements derived from risk-weighted assets are supplemented by the PRA, under Pillar 2 of the regulatory capital framework, through bank specific additional minimum requirements (informed by the Group’s Internal Capital Adequacy Assessment Process (ICAAP) and set through the PRA’s Total Capital Requirement) and through buffer requirements. There is a risk that through these Pillar 2 processes the PRA may require the Group to hold more capital than is currently planned. For further detail on the potential impact of buffer requirements on the Company’s ability to pay dividends on its ordinary shares, see “Other Risks – The Company may not pay a dividend on its ordinary shares in any given financial/calendar year”.

•	Regulatory capital requirements are applied to the Group as well as to individually regulated firms in the Group, including the Group’s ring-fenced bank group (“the RFB sub-group”). There is a risk that the amount of capital needed to meet the regulatory capital requirements and buffers of the constituent parts of the Group is more than the amount needed to meet the regulatory capital requirements and buffers applied to the Group as a whole, and so the Group may be required to hold more capital than is currently planned.

•	In addition to the risk-based capital framework, the Group is also subject to minimum requirements under the UK leverage framework. As at 31 December 2018, the minimum leverage ratio requirement under the UK leverage ratio framework was 3.25 per cent. At least 75 per cent of the minimum 3.25 per cent requirement, and the entirety of any buffers that may apply, must be met by Common Equity Tier 1 capital. The calculation of the leverage ratio under the UK leverage ratio framework differs from CRD IV requirements in that the UK version excludes qualifying central bank claims from the leverage exposure measure. The Group is required to continue to calculate and disclose a leverage ratio on a CRD IV basis, alongside the UK leverage ratio framework. Currently, the UK leverage ratio framework does not give rise to higher capital requirements for the Group than the risk-based capital framework but there is a risk that it could do so as a result of a change in the Group’s financial position or a strengthening of the regulatory requirements.

In addition, the regulatory framework continues to evolve, which may impact the Group’s capital position, for further detail see “Regulatory and Legal Risks - The Group faces risks associated with an uncertain and rapidly evolving international prudential legal and regulatory environment” above.

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

UK banks can recognise an insurance asset in their balance sheets representing the VIF of the business in respect of long-term life assurance contracts, being insurance contracts and investment contracts with discretionary participation features. This asset represents the present value of future profits expected to arise from the portfolio of in-force life assurance contracts. Adoption of this accounting treatment results in the earlier recognition of profit on new business, but subsequently a lower contribution from existing business, when compared to the recognition of profits on investment contracts under IFRS 9. Differences between actual and expected experience may have a significant impact on the value of the VIF asset, as changes in experience can result in significant changes to modelled future cash flows. The VIF asset is calculated based on best-estimate assumptions made by management, including mortality experience and persistency. If these assumptions prove incorrect, the VIF asset could be materially reduced, which in turn could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

OTHER RISKS

The Group’s financial statements are based, in part, on assumptions and estimates.

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected. On 1 January 2018, the Group adopted IFRS 9 which addresses aspects of the accounting for financial assets and liabilities. In particular, IFRS 9 introduced a new model for recognising and measuring impairment allowances based on expected credit losses, rather than an incurred loss model previously applied under IAS 39 (“Financial Instruments: Recognition and Measurement”), resulting in the earlier recognition of credit losses.

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

In applying the accounting policies deemed critical to the Group’s results and financial position as set out in Company’s 2018 Annual Report in “Note 2 to the consolidated financial statements – Accounting Policies”, management requires to make significant judgements and estimates, which include impairment losses on loans and receivables, valuation of financial instruments, pensions, insurance and taxation as set out in “Note 3 to the consolidated financial statements – Critical accounting judgements and estimates”.

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

The ability of the Company’s subsidiaries (including subsidiaries incorporated outside the UK) to pay dividends and the Company’s ability to receive distributions from its investments in other entities will also be subject not only to their financial performance but also to applicable local laws and other restrictions. These restrictions could include, among others, any regulatory requirements, leverage requirements, any statutory reserve requirements and any applicable tax laws. There may also be restrictions as a result of current or forthcoming ring-fencing requirements, including those relating to the payment of dividends and the maintenance of sufficient regulatory capital on a sub-consolidated basis at the level of the RFB sub-group, see “—The Group is subject to the risk of having insufficient capital resources”. These laws and restrictions could limit the payment of dividends and distributions to the Company by its subsidiaries and any other entities in which it holds an investment from time to time, which could restrict the Company’s ability to meet its obligations and/or to pay dividends to ordinary shareholders.

The Company may not pay a dividend on its ordinary shares in any given financial/calendar year.

The determination of the Board of Directors of the Company (the “Board”) in any given year of whether the Company can or should pay a dividend on its ordinary shares, or the amount of such dividend, is subject to a number of factors.

The Board must determine the optimum level of investment to responsibly foster growth and to fund investment initiatives in the business, including organic growth or growth through acquisitions as part of its growth strategy, as well as the appropriate level of capital for the Group to retain to meet current and evolving regulatory requirements and to cover uncertainties.

These determinations will change year to year based on the performance of the Group’s business in general, factors affecting its financial position (including capital, funding, liquidity and leverage), the economic environment in which the Group operates, the contractual terms of certain of the Group’s regulatory capital securities and other factors outside of the Group’s control, which could arise as a result of the crystallisation of credit- related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks described herein, many of which may impact the amount of capital that is generated over the course of the year. The Board’s decisions in relation to these matters will have an impact on the ability of the Company to pay a dividend on its ordinary shares in any given year.

As the parent company of a banking group, the Company’s ability to pay dividends on its ordinary shares in the future may also be affected by minimum regulatory capital and leverage requirements applied to the Group, imposed by the PRA under the CRD IV requirements as implemented in the UK.

RISK FACTORS

CRD IV includes a number of capital buffers to provide capital cushions in addition to minimum capital requirements that financial institutions, such as the Group may be subject to. These buffers were fully phased in on 1 January 2019 and comprise: (i) a capital conservation buffer; (ii) a time-varying countercyclical capital buffer; (iii) buffers applicable to global systemically important banks; (iv) buffers applicable to other systemically important banks; and (v) a systemic risk buffer (“SRB”).

Under CRD IV, institutions that fail to meet their “combined buffer requirements” (consisting of buffers (i) and (ii) above, and the higher of (iii), (iv) and (v)) will be subject to restrictions on the making of certain discretionary payments (including dividends on ordinary shares, coupons on Additional Tier 1 securities and variable remuneration). These restrictions are scaled according to the extent of the breach and result in a maximum distributable amount which may be expended on such discretionary payments in each relevant period.

The Group is also required by the PRA to maintain a “PRA buffer” (a capital buffer for individual banks which is the minimum level of capital buffer required by the PRA) which may also adversely impact the Company’s ability to distribute its reserves. The PRA buffer is confidential between the Group and the PRA and can be set at a level in excess of the combined buffer requirements and any further sectoral capital measures that the PRA has imposed. The PRA buffer is informed by the outcome of PRA stress testing and may include an additional buffer to cover the risks posed by any weaknesses in risk management and governance. Although under CRD IV, the SRB applies to the RFB sub-group, the PRA will include in the Group’s PRA buffer an amount equivalent to the RFB sub-group’s SRB. The PRA may update the PRA buffer only a short time ahead of the Company’s dividend declaration for the prior year. This means that neither the Board nor the Company’s investors may be able to accurately predict the Company’s ability to pay dividends on its ordinary shares.

The Company’s ability to pay dividends on its ordinary shares may also be restricted by a failure of the Group to meet buffer requirements under the UK leverage framework and/or where the Group does not meet both MREL and capital requirements.

For further detail on the potential impact of these requirements on the Company’s ability to pay dividends on its ordinary shares, see “Regulatory and Legal Risks – The Group faces risks associated with an uncertain and rapidly evolving international prudential, legal and regulatory environment”, “Financial Soundness Related Risks – The Group is subject to the risk of having insufficient capital resources” and “Regulatory and Legal Risks – The Group and its UK subsidiaries may become subject to the provisions of the Banking Act 2009, as amended, which could have an adverse impact on the Group’s business”.

Volatility in the price of the Company’s ordinary shares may affect the value of any investment in the Company.

The market price of the Company’s ordinary shares could be volatile and subject to significant fluctuations due to various factors, some of which may be unrelated to the Group’s operating performance or prospects. These include economic or political disruption in the main jurisdictions in which the Group operates, any regulatory changes affecting the Group’s operations, developments in the industry or its competitors, the operating and share price performance of other companies in the industries and markets in which the Group operates, the potential placing of large volumes of the Company’s ordinary shares in the market, or speculation about the Group’s business in the press, media or investment communities. Furthermore, the Group’s results of operations and prospects from time to time may vary from the expectations of rating agencies, market analysts or investors. Any of these events could result in volatility in the market prices of the Company’s ordinary shares. In general, prospective investors should be aware that the value of an investment in the Company’s ordinary shares may go down as well as up.

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

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by Lloyds Banking Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to Lloyds Banking Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside Lloyds Banking Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks related to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside Lloyds Banking Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of Lloyds Banking Group; the transition from IBORs to alternative reference rates; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by Lloyds Banking Group’s directors, management or employees including industrial action; changes to Lloyds Banking Group’s post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by Lloyds Banking Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

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

LLOYDS BANKING GROUP STRUCTURE

The following subsidiaries are disclosed as principal subsidiaries in note 56 to the consolidated financial statements; the list below includes all significant subsidiaries, and certain other subsidiaries as noted below, of the Company at 31 December 2018.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
Lloyds Bank plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
Scottish Widows Limited	Scotland	100%*	Life assurance	25 Gresham Street London EC2V 7HN
HBOS plc	Scotland	100%*	Holding company	The Mound Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound Edinburgh EH1 1YZ
Lloyds Bank Corporate Markets plc[1]	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN

*	Indirect interest

1	Subsidiary that does not meet quantitative threshold for significance. Included for consistency with the consolidated financial statements.
190

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Lloyds Banking Group plc

OPINIONS ON THE FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited the accompanying consolidated balance sheets of Lloyds Banking Group plc and its subsidiaries (the “Company”) as of 31 December 2018 and 31 December 2017, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2018 and 31 December 2017, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments and the manner in which it accounts for revenue from contracts with customers in 2018.

BASIS FOR OPINIONS

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on page 156 of the 2018 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

25 February 2019

We have served as the Company’s auditor since 1995.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

		2018	2017	2016
	Note	£ million	£ million	£ million
Interest and similar income		16,349	16,006	16,620
Interest and similar expense		(2,953)	(5,094)	(7,346)
Net interest income	5	13,396	10,912	9,274
Fee and commission income		2,848	2,965	3,045
Fee and commission expense		(1,386)	(1,382)	(1,356)
Net fee and commission income	6	1,462	1,583	1,689
Net trading income	7	(3,876)	11,817	18,545
Insurance premium income	8	9,189	7,930	8,068
Other operating income	9	1,920	1,995	2,035
Other income		8,695	23,325	30,337
Total income		22,091	34,237	39,611
Insurance claims	10	(3,465)	(15,578)	(22,344)
Total income, net of insurance claims		18,626	18,659	17,267
Regulatory provisions		(1,350)	(2,165)	(2,374)
Other operating expenses		(10,379)	(10,181)	(10,253)
Total operating expenses	11	(11,729)	(12,346)	(12,627)
Trading surplus		6,897	6,313	4,640
Impairment	13	(937)	(688)	(752)
Profit before tax		5,960	5,625	3,888
Tax expense	14	(1,560)	(1,728)	(1,724)
Profit for the year		4,400	3,897	2,164

Profit attributable to ordinary shareholders		3,869	3,392	1,651
Profit attributable to other equity holders[1]		433	415	412
Profit attributable to equity holders		4,302	3,807	2,063
Profit attributable to non-controlling interests		98	90	101
Profit for the year		4,400	3,897	2,164

Basic earnings per share	15	5.5p	4.9p	2.4p
Diluted earnings per share	15	5.5p	4.8p	2.4p

1	The profit after tax attributable to other equity holders of £433 million (2017: £415 million; 2016: £412 million) is partly offset in reserves by a tax credit attributable to ordinary shareholders of £106 million (2017: £102 million; 2016: £91 million).

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December

	2018 £ million	2017 £ million	2016 £ million
Profit for the year	4,400	3,897	2,164
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	167	628	(1,348)
Tax	(47)	(146)	320
	120	482	(1,028)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	(97)
Tax	22
	(75)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	533	(55)	–
Tax	(144)	15	–
	389	(40)	–
Share of other comprehensive income of associates and joint ventures	8	–	–

Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(37)
Income statement transfers in respect of disposals	(275)
Tax	119
	(193)
Movements in revaluation reserve in respect of available for sale financial assets:
Adjustment on transfer from held-to-maturity portfolio		–	1,544
Change in fair value		303	356
Income statement transfers in respect of disposals		(446)	(575)
Income statement transfers in respect of impairment		6	173
Tax		63	(301)
		(74)	1,197
Movement in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	234	(363)	2,432
Net income statement transfers	(701)	(651)	(557)
Tax	113	283	(466)
	(354)	(731)	1,409
Currency translation differences (tax: nil)	(8)	(32)	(4)
Other comprehensive income for the year, net of tax	(113)	(395)	1,574
Total comprehensive income for the year	4,287	3,502	3,738

Total comprehensive income attributable to ordinary shareholders	3,756	2,997	3,225
Total comprehensive income attributable to other equity holders	433	415	412
Total comprehensive income attributable to equity holders	4,189	3,412	3,637
Total comprehensive income attributable to non-controlling interests	98	90	101
Total comprehensive income for the year	4,287	3,502	3,738

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

	Note	31 December 2018 £ million	1 January 2018[1] £ million	31 December 2017 £ million
Assets
Cash and balances at central banks		54,663	58,521	58,521
Items in the course of collection from banks		647	755	755
Financial assets at fair value through profit or loss	16	158,529	176,008	162,878
Derivative financial instruments	17	23,595	25,474	25,834
Loans and advances to banks		6,283	4,246	6,611
Loans and advances to customers		484,858	461,016	472,498
Debt securities		5,238	3,314	3,643
Financial assets at amortised cost	18	496,379	468,576	482,752
Financial assets at fair value through other comprehensive income	21	24,815	42,917
Available-for-sale financial assets	22			42,098
Goodwill	23	2,310	2,310	2,310
Value of in-force business	24	4,762	4,839	4,839
Other intangible assets	25	3,347	2,835	2,835
Property, plant and equipment	26	12,300	12,727	12,727
Current tax recoverable		5	16	16
Deferred tax assets	36	2,453	2,609	2,284
Retirement benefit assets	35	1,267	723	723
Other assets	27	12,526	12,872	13,537
Total assets		797,598	811,182	812,109

1	See note 54.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

Equity and liabilities	Note	31 December 2018 £ million	1 January 2018[1] £ million	31 December 2017 £ million
Liabilities
Deposits from banks		30,320	29,804	29,804
Customer deposits		418,066	418,124	418,124
Items in course of transmission to banks		636	584	584
Financial liabilities at fair value through profit or loss	28	30,547	50,935	50,877
Derivative financial instruments	17	21,373	26,124	26,124
Notes in circulation		1,104	1,313	1,313
Debt securities in issue	29	91,168	72,402	72,450
Liabilities arising from insurance contracts and participating investment contracts	31	98,874	103,413	103,413
Liabilities arising from non-participating investment contracts	33	13,853	15,447	15,447
Other liabilities	34	19,633	20,741	20,730
Retirement benefit obligations	35	245	358	358
Current tax liabilities		377	274	274
Deferred tax liabilities	36	–	–	–
Other provisions	37	3,547	5,789	5,546
Subordinated liabilities	38	17,656	17,922	17,922
Total liabilities		747,399	763,230	762,966
Equity
Share capital	39	7,116	7,197	7,197
Share premium account	40	17,719	17,634	17,634
Other reserves	41	13,210	13,553	13,815
Retained profits	42	5,389	3,976	4,905
Shareholders’ equity		43,434	42,360	43,551
Other equity instruments	43	6,491	5,355	5,355
Total equity excluding non-controlling interests		49,925	47,715	48,906
Non-controlling interests		274	237	237
Total equity		50,199	47,952	49,143
Total equity and liabilities		797,598	811,182	812,109

1	See note 54.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Non- controlling interests £ million	Total £ million
Balance at 31 December 2017	24,831	13,815	4,905	43,551	5,355	237	49,143
Adjustment on adoption of IFRS 9 and IFRS 15[1]	–	(262)	(929)	(1,191)	–	–	(1,191)
Balance at 1 January 2018	24,831	13,553	3,976	42,360	5,355	237	47,952
Comprehensive income
Profit for the year	–	–	4,302	4,302	–	98	4,400
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	120	120	–	–	120
Share of other comprehensive income of associates and joint ventures	–	–	8	8	–	–	8
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(193)	–	(193)	–	–	(193)
Equity shares	–	(75)	–	(75)	–	–	(75)
Gains and losses attributable to own credit risk, net of tax	–	–	389	389	–	–	389
Movements in cash flow hedging reserve, net of tax	–	(354)	–	(354)	–	–	(354)
Currency translation differences (tax: £nil)	–	(8)	–	(8)	–	–	(8)
Total other comprehensive income	–	(630)	517	(113)	–	–	(113)
Total comprehensive income	–	(630)	4,819	4,189	–	98	4,287
Transactions with owners
Dividends	–	–	(2,240)	(2,240)	–	(61)	(2,301)
Distributions on other equity instruments, net of tax	–	–	(327)	(327)	–	–	(327)
Issue of ordinary shares	162	–	–	162	–	–	162
Share buy-back	(158)	158	(1,005)	(1,005)	–	–	(1,005)
Issue of other equity instruments (note 43)	–	–	(5)	(5)	1,136	–	1,131
Movement in treasury shares	–	–	40	40	–	–	40
Value of employee services:
Share option schemes	–	–	53	53	–	–	53
Other employee award schemes	–	–	207	207	–	–	207
Changes in non-controlling interests	–	–	–	–	–	–	–
Total transactions with owners	4	158	(3,277)	(3,115)	1,136	(61)	(2,040)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	129	(129)	–	–	–	–
At 31 December 2018	24,835	13,210	5,389	43,434	6,491	274	50,199

1	See note 54.

Further details of movements in the Group’s share capital, reserves and other equity instruments are provided in notes 39, 40, 41, 42 and 43.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December

	Attributable to equity shareholders
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Non- controlling interests £ million	Total £ million
Balance at 1 January 2016	24,558	12,260	4,416	41,234	5,355	391	46,980
Comprehensive income
Profit for the year	–	–	2,063	2,063	–	101	2,164
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,028)	(1,028)	–	–	(1,028)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	1,197	–	1,197	–	–	1,197
Movements in cash flow hedging reserve, net of tax	–	1,409	–	1,409	–	–	1,409
Currency translation differences (tax: £nil)	–	(4)	–	(4)	–	–	(4)
Total other comprehensive income	–	2,602	(1,028)	1,574	–	–	1,574
Total comprehensive income	–	2,602	1,035	3,637	–	101	3,738
Transactions with owners
Dividends	–	–	(2,014)	(2,014)	–	(29)	(2,043)
Distributions on other equity instruments, net of tax	–	–	(321)	(321)	–	–	(321)
Redemption of preference shares	210	(210)	–	–	–	–	–
Movement in treasury shares	–	–	(175)	(175)	–	–	(175)
Value of employee services:
Share option schemes	–	–	141	141	–	–	141
Other employee award schemes	–	–	168	168	–	–	168
Changes in non-controlling interests	–	–	–	–	–	(23)	(23)
Total transactions with owners	210	(210)	(2,201)	(2,201)	–	(52)	(2,253)
Balance at 31 December 2016	24,768	14,652	3,250	42,670	5,355	440	48,465
Comprehensive income
Profit for the year	–	–	3,807	3,807	–	90	3,897
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	482	482	–	–	482
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(74)	–	(74)	–	–	(74)
Gains and losses attributable to own credit risk, net of tax	–	–	(40)	(40)	–	–	(40)
Movements in cash flow hedging reserve, net of tax	–	(731)	–	(731)	–	–	(731)
Currency translation differences (tax: £nil)	–	(32)	–	(32)	–	–	(32)
Total other comprehensive income	–	(837)	442	(395)	–	–	(395)
Total comprehensive income	–	(837)	4,249	3,412	–	90	3,502
Transactions with owners
Dividends	–	–	(2,284)	(2,284)	–	(51)	(2,335)
Distributions on other equity instruments, net of tax	–	–	(313)	(313)	–	–	(313)
Issue of ordinary shares	63	–	–	63	–	–	63
Movement in treasury shares	–	–	(411)	(411)	–	–	(411)
Value of employee services:
Share option schemes	–	–	82	82	–	–	82
Other employee award schemes	–	–	332	332	–	–	332
Changes in non-controlling interests	–	–	–	–	–	(242)	(242)
Total transactions with owners	63	–	(2,594)	(2,531)	–	(293)	(2,824)
Balance at 31 December 2017	24,831	13,815	4,905	43,551	5,355	237	49,143

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December

	Note	2018 £ million	2017 £ million	2016 £ million
Profit before tax		5,960	5,625	3,888
Adjustments for:
Change in operating assets	53(A)	(4,472)	(15,492)	(12,218)
Change in operating liabilities	53(B)	(8,673)	(4,282)	(2,659)
Non-cash and other items	53(C)	(2,892)	11,982	13,885
Tax paid		(1,030)	(1,028)	(822)
Net cash (used in) provided by operating activities		(11,107)	(3,195)	2,074
Cash flows from investing activities
Purchase of financial assets		(12,657)	(7,862)	(4,930)
Proceeds from sale and maturity of financial assets		26,806	18,675	6,335
Purchase of fixed assets		(3,514)	(3,655)	(3,760)
Proceeds from sale of fixed assets		1,334	1,444	1,684
Acquisition of businesses, net of cash acquired	53(E)	(49)	(1,923)	(20)
Disposal of businesses, net of cash disposed	53(F)	1	129	5
Net cash provided by (used in) investing activities		11,921	6,808	(686)
Cash flows from financing activities
Dividends paid to ordinary shareholders		(2,240)	(2,284)	(2,014)
Distributions on other equity instruments		(433)	(415)	(412)
Dividends paid to non-controlling interests		(61)	(51)	(29)
Interest paid on subordinated liabilities		(1,268)	(1,275)	(1,687)
Proceeds from issue of subordinated liabilities		1,729	–	1,061
Proceeds from issue of other equity instruments		1,131	–	–
Proceeds from issue of ordinary shares		102	14	–
Share buyback		(1,005)	–	–
Repayment of subordinated liabilities		(2,256)	(1,008)	(7,885)
Changes in non-controlling interests		–	–	(8)
Net cash used in financing activities		(4,301)	(5,019)	(10,974)
Effects of exchange rate changes on cash and cash equivalents		3	–	21
Change in cash and cash equivalents		(3,484)	(1,406)	(9,565)
Cash and cash equivalents at beginning of year		58,708	62,388	71,953
Cash and cash equivalents at end of year	53(D)	55,224	60,982	62,388
Adjustment on adoption of IFRS 9[1]			(2,274)
Cash and cash equivalents at 1 January 2018			58,708

1	See note 1.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PREPARATION

The consolidated financial statements of Lloyds Banking Group plc have been prepared in accordance with International Financial Reporting Standards (IFRS). IFRS comprises accounting standards prefixed IFRS issued by the International Accounting Standards Board (IASB) and those prefixed IAS issued by the IASB’s predecessor body as well as interpretations issued by the IFRS Interpretations Committee (IFRS IC) and its predecessor body. As noted below, in adopting IFRS 9, the Group has elected to continue applying hedge accounting under IAS 39.

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, financial assets measured at fair value through other comprehensive income, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. As stated on page 164, the directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

The Group has adopted IFRS 9 and IFRS 15 with effect from 1 January 2018.

(i) IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39 and addresses classification, measurement and derecognition of financial assets and liabilities, the impairment of financial assets measured at amortised cost or fair value through other comprehensive income, expected credit loss provisions for loan commitments and financial guarantee contracts and general hedge accounting.

Impairment: IFRS 9 replaces the IAS 39 ‘incurred loss’ impairment approach with an ‘expected credit loss’ approach. The revised approach applies to financial assets including finance lease receivables, recorded at amortised cost or fair value through other comprehensive income; loan commitments and financial guarantees that are not measured at fair value through profit or loss are also in scope. The expected credit loss approach requires an allowance to be established upon initial recognition of an asset reflecting the level of losses anticipated after having regard to, amongst other things, expected future economic conditions. Subsequently the amount of the allowance is affected by changes in the expectations of loss driven by changes in associated credit risk.

Classification and measurement: IFRS 9 requires financial assets to be classified into one of the following measurement categories: fair value through profit or loss, fair value through other comprehensive income and amortised cost. Classification is made on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments. The requirements for derecognition are broadly unchanged from IAS 39. The standard also retains most of the IAS 39 requirements for financial liabilities except for those designated at fair value through profit or loss whereby that part of the fair value change attributable to the entity’s own credit risk is recorded in other comprehensive income. The Group early adopted this requirement with effect from 1 January 2017.

General hedge accounting: The new hedge accounting model aims to provide a better link between risk management strategy, the rationale for hedging and the impact of hedging on the financial statements. The standard does not explicitly address macro hedge accounting solutions, which are being considered in a separate IASB project – Accounting for Dynamic Risk Management. Until this project is finalised, the IASB has provided an accounting policy choice to retain IAS 39 hedge accounting in its entirety or choose to apply the IFRS 9 hedge accounting requirements. The Group has elected to continue applying hedge accounting as set out in IAS 39.

In adopting IFRS 9, the Group has reclassified loans and advances to banks with a maturity of less than three months totalling £2,274 million to financial assets measured at fair value through profit or loss, resulting in a corresponding reduction in cash and cash equivalents at 1 January 2018 compared to the amount previously reported at 31 December 2017.

(ii) IFRS 15 Revenue from Contracts with Customers

IFRS 15 has replaced IAS 18 Revenue and IAS 11 Construction Contracts. The core principle of IFRS 15 is that revenue reflects the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled. The recognition of such revenue is in accordance with five steps to: identify the contract; identify the performance obligations; determine the transaction price; allocate the transaction price to the performance obligations; and recognise revenue when the performance obligations are satisfied.

Details of the impact of adoption of IFRS 9 and IFRS 15 are provided in note 54.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2018 and which have not been applied in preparing these financial statements are given in note 55.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

(D) Revenue recognition

(1) NET INTEREST INCOME

Interest income and expense are recognised in the income statement for all interest-bearing financial instruments using the effective interest method, except for those classified at fair value through profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortised cost of the financial liability, including early redemption fees, and related penalties, and premiums and discounts that are an integral part of the overall return. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account. Interest income from non-credit impaired financial assets is recognised by applying the effective interest rate to the gross carrying amount of the asset; for credit impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. Impairment policies are set out in (H) below.

(2) FEE AND COMMISSION INCOME AND EXPENSE

Fees and commissions receivable which are not an integral part of the effective interest rate are recognised as income as the Group fulfils its performance obligations. The Group’s principal performance obligations arising from contracts with customers are in respect of value added current accounts, credit cards and debit cards. These fees are received, and the Group’s provides the service, monthly; the fees are recognised in income on this basis. The Group also receives certain fees in respect of its asset finance business where the performance obligations are typically fulfilled towards the end of the customer contract; these fees are recognised in income on this basis. Where it is unlikely that the loan commitments will be drawn, loan commitment fees are recognised in fee and commission income over the life of the facility, rather than as an adjustment to the effective interest rate for loans expected to be drawn. Incremental costs incurred to generate fee and commission income are charged to fees and commissions expense as they are incurred.

(3) OTHER

Dividend income is recognised when the right to receive payment is established.

Revenue recognition policies specific to trading income are set out in E(3) below, life insurance and general insurance business are detailed below (see (M) below); those relating to leases are set out in (J)(2) below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

(E) Financial assets and liabilities

On initial recognition, financial assets are classified as measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Group’s business model for managing the financial assets and whether the cash flows represent solely payments of principal and interest. The Group assesses its business models at a portfolio level based on its objectives for the relevant portfolio, how the performance of the portfolio is managed and reported, and the frequency of asset sales. Financial assets with embedded derivatives are considered in their entirety when considering their cash flow characteristics. The Group reclassifies financial assets when and only when its business model for managing those assets changes. A reclassification will only take place when the change is significant to the Group’s operations and will occur at a portfolio level and not for individual instruments; reclassifications are expected to be rare. Equity investments are measured at fair value through profit or loss unless the Group elects at initial recognition to account for the instruments at fair value through other comprehensive income. For these instruments, principally strategic investments, dividends are recognised in profit or loss but fair value gains and losses are not subsequently reclassified to profit or loss following derecognition of the investment.

The Group initially recognises loans and advances, deposits, debt securities in issue and subordinated liabilities when the Group becomes a party to the contractual provisions of the instrument. Regular way purchases and sales of securities and other financial assets and trading liabilities are recognised on trade date, being the date that the Group is committed to purchase or sell an asset.

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

Financial liabilities are derecognised when the obligation is discharged, cancelled or expires.

(1) FINANCIAL INSTRUMENTS MEASURED AT AMORTISED COST

Financial assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A basic lending arrangement results in contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. Where the contractual cash flows introduce exposure to risks or volatility unrelated to a basic lending arrangement such as changes in equity prices or commodity prices, the payments do not comprise solely principal and interest. Financial assets measured at amortised cost are predominantly loans and advances to customers and banks together with certain debt securities. Loans and advances are initially recognised when cash is advanced to the borrower at fair value inclusive of transaction costs. Interest income is accounted for using the effective interest method (see (D) above).

Financial liabilities are measured at amortised cost, except for trading liabilities and other financial liabilities designated at fair value through profit or loss on initial recognition which are held at fair value.

(2) FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Financial assets that are held to collect contractual cash flows and for subsequent sale, where the assets’ cash flows represent solely payments of principal and interest, are recognised in the balance sheet at their fair value, inclusive of transaction costs. Interest calculated using the effective interest method and foreign exchange gains and losses on assets denominated in foreign currencies are recognised in the income statement. All other gains and losses arising from changes in fair value are recognised directly in other comprehensive income, until the financial asset is either sold or matures, at which time the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement other than in respect of equity shares, for which the cumulative revaluation amount is transferred directly to retained profits. The Group recognises a charge for expected credit losses in the income statement (see (H) below). As the asset is measured at fair value, the charge does not adjust the carrying value of the asset, it is reflected in other comprehensive income.

(3) FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets are classified at fair value through profit or loss where they do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income or where they are designated at fair value through profit or loss to reduce an accounting mismatch. All derivatives are carried at fair value through profit or loss.

The assets backing the insurance and investment contracts issued by the Group do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income as they are managed on a fair value basis and accordingly are measured at fair value through profit or loss. Similarly, trading securities, which are debt securities and equity shares acquired principally for the purpose of selling in the short term or which are part of a portfolio which is managed for short-term gains, do not meet these criteria and are also measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses together with interest coupons and dividend income are recognised in the income statement within net trading income.

Financial liabilities are measured at fair value through profit or loss where they are trading liabilities or where they are designated at fair value through profit or loss in order to reduce an accounting mismatch; where the liabilities are part of a group of liabilities (or assets and liabilities) which is managed, and its performance evaluated, on a fair value basis; or where the liabilities contain one or more embedded derivatives that significantly modify the cash flows arising under the contract and would otherwise need to be separately accounted for. Financial liabilities measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses are recognised in the income statement within net trading income in the period in which they occur, except that gains and losses attributable to changes in own credit risk are recognised in other comprehensive income.

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. The fair values of derivative financial instruments are adjusted where appropriate to reflect credit risk (via credit valuation adjustments (CVAs), debit valuation adjustments (DVAs) and funding valuation adjustments (FVAs)), market liquidity and other risks.

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

When a financial liability is exchanged for an equity instrument, the new equity instrument is recognised at fair value and any difference between the carrying value of the liability and the fair value of the new equity is recognised in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

(5) SALE AND REPURCHASE AGREEMENTS (INCLUDING SECURITIES LENDING AND BORROWING)

Securities sold subject to repurchase agreements (repos) continue to be recognised on the balance sheet where substantially all of the risks and rewards are retained. Funds received under these arrangements are included in deposits from banks, customer deposits, or trading liabilities. Conversely, securities purchased under agreements to resell (reverse repos), where the Group does not acquire substantially all of the risks and rewards of ownership, are recorded as loans and advances measured at amortised cost or trading securities. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities borrowing and lending transactions are typically secured; collateral takes the form of securities or cash advanced or received. Securities lent to counterparties are retained on the balance sheet. Securities borrowed are not recognised on the balance sheet, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability. Cash collateral given or received is treated as a loan and advance measured at amortised cost or customer deposit.

(F) Derivative financial instruments and hedge accounting

As permitted by IFRS 9, the Group continues to apply the requirements of IAS 39 to its hedging relationships. All derivatives are recognised at their fair value. Derivatives are carried on the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 49(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.

Changes in the fair value of all derivative instruments, other than those in effective cash flow and net investment hedging relationships, are recognised immediately in the income statement. As noted in (2) and (3) below, the change in fair value of a derivative in an effective cash flow or net investment hedging relationship is allocated between the income statement and other comprehensive income.

Derivatives embedded in a financial asset are not considered separately; the financial asset is considered in its entirety when determining whether its cash flows are solely payments of principal and interest. Derivatives embedded in financial liabilities and insurance contracts (unless the embedded derivative is itself an insurance contract) are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. In accordance with IFRS 4 Insurance Contracts, a policyholder’s option to surrender an insurance contract for a fixed amount is not treated as an embedded derivative.

Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of such instruments. At the inception of the hedge relationship, formal documentation is drawn up specifying the hedging strategy, the hedged item, the hedging instrument and the methodology that will be used to measure the effectiveness of the hedge relationship in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship is tested both at inception and throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued. Note 17 provides details of the types of derivatives held by the Group and presents separately those designated in hedge relationships. Further information on hedge accounting is set out below.

(1) FAIR VALUE HEDGES

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk; this also applies if the hedged asset is classified as a financial asset at fair value through other comprehensive income. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. The cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity.

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

(H) Impairment of financial assets

The impairment charge in the income statement includes the change in expected credit losses and certain fraud costs. Expected credit losses are recognised for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income, and certain loan commitments and financial guarantee contracts. Expected credit losses are calculated as an unbiased and probability-weighted estimate using an appropriate probability of default, adjusted to take into account a range of possible future economic scenarios, and applying this to the estimated exposure of the Group at the point of default after taking into account the value of any collateral held, repayments, or other mitigants of loss and including the impact of discounting using the effective interest rate.

At initial recognition, allowance (or provision in the case of some loan commitments and financial guarantees) is made for expected credit losses resulting from default events that are possible within the next 12 months (12-month expected credit losses). In the event of a significant increase in credit risk since origination, allowance (or provision) is made for expected credit losses resulting from all possible default events over the expected life of the financial

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

instrument (lifetime expected credit losses). Financial assets where 12-month expected credit losses are recognised are considered to be Stage 1; financial assets which are considered to have experienced a significant increase in credit risk since initial recognition are in Stage 2; and financial assets which have defaulted or are otherwise considered to be credit impaired are allocated to Stage 3. Some Stage 3 assets, mainly in Commercial Banking, are subject to individual rather than collective assessment. Such cases are subject to a risk-based impairment sanctioning process, and these are reviewed and updated at least quarterly, or more frequently if there is a significant change in the credit profile.

An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument. The assessment is unbiased, probability-weighted and uses forward-looking information consistent with that used in the measurement of expected credit losses. In determining whether there has been a significant increase in credit risk, the Group uses quantitative tests based on relative and absolute probability of default (PD) movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historical delinquency, credit weakness or financial difficulty. However, unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due. Where the credit risk subsequently improves such that it no longer represents a significant increase in credit risk since origination, the asset is transferred back to Stage 1.

Assets are transferred to Stage 3 when they have defaulted or are otherwise considered to be credit impaired. Default is considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to affect significantly the ability to repay the amount due. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due. The Group uses this 90 day backstop for all its products except for UK mortgages. For UK mortgages, the Group uses a backstop of 180 days past due as mortgage exposures more than 90 days past due, but less than 180 days, typically show high cure rates and this aligns with the Group’s risk management practices.

In certain circumstances, the Group will renegotiate the original terms of a customer’s loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower. In the latter circumstances, the loan will remain classified as either Stage 2 or Stage 3 until the credit risk has improved such that it no longer represents a significant increase since origination (for a return to Stage 1), or the loan is no longer credit impaired (for a return to Stage 2). Renegotiation may also lead to the loan and associated allowance being derecognised and a new loan being recognised initially at fair value.

Purchased or originated credit-impaired financial assets (POCI) are financial assets that are purchased or originated at a deep discount that reflects incurred credit losses. At initial recognition, POCI assets do not carry an impairment allowance; instead, lifetime expected credit losses are incorporated into the calculation of the effective interest rate. All changes in lifetime expected credit losses subsequent to the assets’ initial recognition are recognised as an impairment charge.

A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement. For both secured and unsecured retail balances, the write-off takes place only once an extensive set of collections processes has been completed, or the status of the account reaches a point where policy dictates that continuing attempts to recover are no longer appropriate. For commercial lending, a write-off occurs if the loan facility with the customer is restructured, the asset is under administration and the only monies that can be received are the amounts estimated by the administrator, the underlying assets are disposed and a decision is made that no further settlement monies will be received, or external evidence (for example, third party valuations) is available that there has been an irreversible decline in expected cash flows.

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

(2) AS LESSOR

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all the risks and rewards of ownership to the lessee but not necessarily legal title. All other leases are classified as operating leases. When assets are subject to finance leases, the present value of the lease payments, together with any unguaranteed residual value, is recognised as a receivable, net of allowances for expected credit losses, within loans and advances to banks and customers. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance lease income. Finance lease income is recognised in interest income over the term of the lease using the net investment method (before tax) so as to give a constant rate of return on the net investment in the leases. Unguaranteed residual values are reviewed regularly to identify any impairment.

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

NOTE 2: ACCOUNTING POLICIES continued

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

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

(N) Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). Foreign currency transactions are translated into the appropriate functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when recognised in other comprehensive income as qualifying cash flow or net investment hedges. Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Translation differences on equities and similar non-monetary items held at fair value through profit and loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets measured at fair value through other comprehensive income, such as equity shares, are included in the fair value reserve in equity unless the asset is a hedged item in a fair value hedge.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: ACCOUNTING POLICIES continued

Contingent liabilities are possible obligations whose existence depends on the outcome of uncertain future events or those present obligations where the outflows of resources are uncertain or cannot be measured reliably. Contingent liabilities are not recognised in the financial statements but are disclosed unless they are remote.

Provision is made for expected credit losses in respect of irrevocable undrawn loan commitments and financial guarantee contracts (see (H) above).

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

NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

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

Allowance for impairment losses

At 31 December 2018 the Group’s expected credit loss allowance was £3,362 million (1 January 2018: £3,533 million), of which £3,169 million (1 January 2018: £3,260 million) was in respect of drawn balances.

The calculation of the Group’s expected credit loss (ECL) allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below.

DEFINITION OF DEFAULT

The probability of default (PD) of an exposure, both over a 12 month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The definition of default adopted by the Group is described in note 2(H) Impairment of financial assets. The Group has rebutted the presumption in IFRS 9 that default occurs no later than when a payment is 90 days past due for UK mortgages. As a result, approximately £0.6 billion of UK mortgages were classified as Stage 2 rather than Stage 3 at 31 December 2018; the impact on the Group’s ECL allowance was not material.

LIFETIME OF AN EXPOSURE

The PD of a financial asset is dependent on its expected life. A range of approaches, segmented by product type, has been adopted by the Group to estimate a product’s expected life. These include using the full contractual life and taking into account behavioural factors such as early repayments and refinancing. For non-revolving retail assets, the Group has assumed the expected life for each product to be the time taken for all significant losses to be observed and for a material proportion of the assets to fully resolve through either closure or write-off. For retail revolving products, the Group has considered the losses beyond the contractual term over which the Group is exposed to credit risk. For commercial overdraft facilities, the average behavioural life has been used. Changes to the assumed expected lives of the Group’s assets could have a material effect on the ECL allowance recognised by the Group.

SIGNIFICANT INCREASE IN CREDIT RISK

Performing assets are classified as either Stage 1 or Stage 2. An ECL allowance equivalent to 12 months expected losses is established against assets in Stage 1; assets classified as Stage 2 carry an ECL allowance equivalent to lifetime expected losses. Assets are transferred from Stage 1 to Stage 2 when there has been a significant increase in credit risk (SICR) since initial recognition.

The Group uses a quantitative test together with qualitative indicators to determine whether there has been a SICR for an asset. For retail, a deterioration in the Retail Master Scale of four grades for credit cards, personal loans or overdrafts, three grades for personal mortgages, or two grades in the Corporate Master Scale for UK motor finance accounts is treated as a SICR. For Commercial a doubling of PD with a minimum increase in PD of 1 per cent and a resulting change in the underlying grade is treated as a SICR. All financial assets are assumed to have suffered a SICR if they are more than 30 days past due.

The setting of precise trigger points combined with risk indicators requires judgement. The use of different trigger points may have a material impact upon the size of the ECL allowance. The Group monitors the effectiveness of SICR criteria on an ongoing basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES continued

ORIGINATION PDS

The assessment of whether there has been a significant increase in credit risk is a relative measure, dependent on an asset’s PD at origination. For assets existing at 1 January 2018, the initial application date of IFRS 9, this information is not generally available and consequently management judgement has been used to determine a reasonable basis for estimating the original PD. Management used various information sources, including regulatory PDs and credit risk data available at origination, or where this is not available the first available data. In addition, the Group has not created a forward looking view of PDs at initial recognition for the back book as to do so would involve the use of hindsight and could introduce the risk of bias. The use of proxies and simplifications is not considered to materially impact the ECL allowance on transition.

POST-MODEL ADJUSTMENTS

Limitations in the Group’s impairment models or input data may be identified through the on-going assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses. These adjustments are generally modelled taking into account the particular attributes of the exposure which have not been adequately captured by the primary impairment models. At 31 December 2018, post-model adjustments were mainly related to UK secured lending with no individual adjustment being material.

FORWARD LOOKING INFORMATION

The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. In order to do this, the Group has developed an economic model to project sixteen key impairment drivers using information derived mainly from external sources. These drivers include factors such as the unemployment rate, the house price index, commercial property prices and corporate credit spreads. The model-generated economic scenarios for the six years beyond 2018 are mapped to industry-wide historical loss data by portfolio. Combined losses across portfolios are used to rank the scenarios by severity of loss. Four scenarios from specified points along the loss distribution are selected to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. Rare occurrences of adverse economic events can lead to relatively large credit losses which means that typically the most likely outcome is less than the probability-weighted outcome of the range of possible future events. To allow for this a relatively unlikely severe downside scenario is therefore included. At 1 January and 31 December 2018, the base case, upside and downside scenarios each carry a 30 per cent weighting; the severe downside scenario is weighted at 10 per cent. The choice of alternative scenarios and scenario weights is a combination of quantitative analysis and judgemental assessment to ensure that the full range of possible outcomes and material non-linearity of losses are captured. A committee under the chairmanship of the Chief Economist meets quarterly, to review and, if appropriate, recommend changes to the economic scenarios to the Chief Financial Officer and Chief Risk Officer. Findings dealing with all aspects of the expected credit loss calculation are presented to the Group Audit Committee.

For each major product grouping models have been developed which utilise historical credit loss data to produce PDs for each scenario; an overall weighted average PD is used to assist in determining the staging of financial assets and related ECL.

The key UK economic assumptions made by the Group as at 31 December 2018 averaged over a five-year period are shown below:

Economic assumptions	Base Case %	Upside %	Downside %	Severe downside %
At 31 December 2018
Interest rate	1.25	2.34	1.30	0.71
Unemployment rate	4.5	3.9	5.3	6.9
House price growth	2.5	6.1	(4.8)	(7.5)
Commercial real estate price growth	0.4	5.3	(4.7)	(6.4)
At 1 January 2018
Interest rate	1.18	2.44	0.84	0.01
Unemployment rate	5.0	4.0	6.1	7.1
House price growth	2.7	7.0	(2.4)	(8.2)
Commercial real estate price growth	0.0	3.0	(2.5)	(5.4)

The Group’s base-case economic scenario has changed little over the year and reflects a broadly stable outlook for the economy. Although there remains considerable uncertainty about the economic consequences of the UK’s planned exit from the European Union, the Group considers that at this stage the range of possible economic outcomes is adequately reflected in its choice and weighting of scenarios. The averages shown above do not fully reflect the peak to trough changes in the stated assumptions over the period. The tables below illustrate the variability of the assumptions from the start of the scenario period to the peak and trough.

Economic assumptions – start to peak	Base Case %	Upside %	Downside %	Severe Downside %
At 31 December 2018
Interest rate	1.75	4.00	1.75	1.25
Unemployment rate	4.8	4.3	6.3	8.6
House price growth	13.7	34.9	0.6	(1.6)
Commercial real estate price growth	0.1	26.9	(0.5)	(0.5)

Economic assumptions – start to trough	Base Case %	Upside %	Downside %	Severe Downside %
At 31 December 2018
Interest rate	0.75	0.75	0.75	0.25
Unemployment rate	4.1	3.5	4.3	4.2
House price growth	0.4	2.3	(26.5)	(33.5)
Commercial real estate price growth	(0.1)	0.0	(23.8)	(33.8)
F-19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES continued

The table below shows the extent to which a higher ECL allowance has been recognised to take account of forward looking information from the weighted multiple economic scenarios.

Impact of multiple economic scenarios	Base Case £m	Probability weighted £m	Difference £m
UK mortgages	253	460	207
Other Retail	1,294	1,308	14
Commercial Banking	1,472	1,513	41
Other	81	81	–
At 31 December 2018	3,100	3,362	262
At 1 January 2018	3,182	3,533	351

The table below shows the Group’s ECL for the upside and downside scenarios using a 100 per cent weighting compared to the base case scenario; both stage allocation and the ECL are based on the single scenario only. All non-modelled provisions, including management judgement, remain unchanged.

	Upside £m	Downside £m
ECL allowance	2,775	3,573

The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged. The changes to HPI and the unemployment rate have been phased in to the forward-looking economic outlook over three years.

The table below shows the impact on the Group’s ECL resulting from a decrease/increase in Loss Given Default for a 10 percentage point (pp) increase/decrease in the UK House Price Index (HPI).

	10pp increase in HPI	10pp decrease in HPI
ECL impact, £m	(114)	154

The table below shows the impact on the Group’s ECL resulting from a decrease/increase in Loss Given Default for a 1 percentage point (pp) increase/decrease in the UK unemployment rate.

	1pp increase in unemployment	1pp decrease in unemployment
ECL impact, £m	172	(155)

Valuation of assets and liabilities arising from insurance business

At 31 December 2018, the Group recognised a value of in-force business asset of £4,491 million (2017: £4,533 million) and an acquired value of in-force business asset of £271 million (2017: £306 million).

The value of in-force business asset represents the present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. The valuation of this asset requires assumptions to be made about future economic and operating conditions which are inherently uncertain and changes could significantly affect the value attributed to this asset. The methodology used to value this asset and the key assumptions that have been made in determining the carrying value of the value of in-force business asset at 31 December 2018 are set out in note 24.

At 31 December 2018, the Group carried total liabilities arising from insurance contracts and participating investment contracts of £98,874 million (2017: £103,413 million). The methodology used to value these liabilities is described in note 31.

Elements of the valuations of liabilities arising from insurance contracts and participating investment contracts require management to estimate future investment returns, future mortality rates and future policyholder behaviour. These estimates are subject to significant uncertainty. The methodology used to value these liabilities and the key assumptions that have been made in determining their carrying value are set out in note 31.

The effect on the Group’s profit before tax and shareholders’ equity of changes in key assumptions used in determining the life insurance assets and liabilities is set out in note 32.

Defined benefit pension scheme obligations

The net asset recognised in the balance sheet at 31 December 2018 in respect of the Group’s defined benefit pension scheme obligations was £1,146 million (comprising an asset of £1,267 million and a liability of £121 million) (2017: a net asset of £509 million comprising an asset of £723 million and a liability of £214 million). The Group’s accounting policy for its defined benefit pension scheme obligations is set out in note 2(K).

The accounting valuation of the Group’s defined benefit pension schemes’ liabilities requires management to make a number of assumptions. The key areas of estimation uncertainty are the discount rate applied to future cash flows and the expected lifetime of the schemes’ members. The discount rate is required to be set with reference to market yields at the end of the reporting period on high quality corporate bonds in the currency and with a term consistent with the defined benefit pension schemes’ obligations. The average duration of the schemes’ obligations is approximately 18 years. The market for bonds with a similar duration is illiquid and, as a result, significant management judgement is required to determine an appropriate yield curve on which to base the discount rate. The cost of the benefits payable by the schemes will also depend upon the life expectancy of the members. The Group considers latest market practice and actual experience in determining the appropriate assumptions for both current mortality expectations and the rate of future mortality improvement. It is uncertain whether this rate of improvement will be sustained going forward and, as a result, actual experience may differ from current expectations. The effect on the net accounting surplus or deficit and on the pension charge in the Group’s income statement of changes to the principal actuarial assumptions is set out in part (iii) of note 35.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES continued

Recoverability of deferred tax assets

At 31 December 2018 the Group carried deferred tax assets on its balance sheet of £2,453 million (2017: £2,284 million) principally relating to tax losses carried forward.

Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised.

The Group has recognised a deferred tax asset of £3,778 million (2017: £4,034 million) in respect of UK trading losses carried forward. Substantially all of these losses have arisen in Bank of Scotland plc and Lloyds Bank plc, and they will be utilised as taxable profits arise in those legal entities in future periods.

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

Under current law there is no expiry date for UK trading losses not yet utilised, although (since Finance Act 2016) banking losses that arose before 1 April 2015 can only be used against 25 per cent of taxable profits arising after 1 April 2016, and they cannot be used to reduce the surcharge on banking profits. This restriction in utilisation means that the value of the deferred tax asset is only expected to be fully recovered by 2033. It is possible that future tax law changes could materially affect the value of these losses ultimately realised by the Group.

As disclosed in note 36, deferred tax assets totalling £585 million (2017: £683 million) have not been recognised in respect of certain capital and trading losses carried forward, unrelieved foreign tax credits and other tax deductions, as there are currently no expected future taxable profits against which these assets can be utilised.

Payment protection insurance and other regulatory provisions

At 31 December 2018, the Group carried provisions of £2,385 million (2017: £4,070 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches, principally the mis-selling of payment protection insurance (2018 £1,524 million; 2017: £2,778 million).

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

More detail on the nature of the assumptions that have been made and key sensitivities is set out in note 37.

Fair value of financial instruments

At 31 December 2018, the carrying value of the Group’s financial instrument assets held at fair value was £206,939 million (2017: £230,810 million), and its financial instrument liabilities held at fair value was £51,920 million (2017: £77,001 million).

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

The valuation techniques for level 2 and, particularly, level 3 financial instruments involve management judgement and estimates the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in note 49. Further details of the Group’s level 3 financial instruments and the sensitivity of their valuation including the effect of applying reasonably possible alternative assumptions in determining their fair value are also set out in note 49. Details about sensitivities to market risk arising from trading assets and other treasury positions can be found in the risk management section on page 96.

NOTE 4: SEGMENTAL ANALYSIS

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect its organisational and management structures. The GEC reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources. GEC considers interest income and expense on a net basis and consequently the total interest income and expense for all reportable segments is presented net. The segments are differentiated by the type of products provided and by whether the customers are individuals or corporate entities.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of the following are excluded in arriving at underlying profit:

–	losses on redemption of the Enhanced Capital Notes in 2016 and the volatility in the value of the embedded equity conversion feature;

–	market volatility and asset sales, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses and insurance gross up;

–	the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;

–	restructuring costs, comprising costs relating to the Simplification programme and the costs of implementing regulatory reform and ring-fencing, the rationalisation of the non-branch property portfolio and the integration of MBNA; and

–	payment protection insurance.

For the purposes of the underlying income statement, operating lease depreciation (net of gains on disposal of operating lease assets) is shown as an adjustment to total income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

In 2018 charges in relation to other conduct provisions (referred to as remediation) have been reclassified so that they are now included in underlying profit. In addition, results in relation to certain assets which are outside the Group’s risk appetite, previously reported as part of run-off within Other, have been reclassified into Retail and Commercial. Comparative figures have been restated accordingly.

The Group’s activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Insurance and Wealth £m	Other £m	Underlying basis total £m
Year ended 31 December 2018
Net interest income	9,066	3,004	123	521	12,714
Other income, net of insurance claims	2,171	1,653	1,865	321	6,010
Total underlying income, net of insurance claims	11,237	4,657	1,988	842	18,724
Operating lease depreciation[1]	(921)	(35)	–	–	(956)
Net income	10,316	4,622	1,988	842	17,768
Operating costs	(4,915)	(2,167)	(1,021)	(62)	(8,165)
Remediation	(267)	(203)	(39)	(91)	(600)
Total costs	(5,182)	(2,370)	(1,060)	(153)	(8,765)
Impairment (charge) credit	(862)	(92)	(1)	18	(937)
Underlying profit	4,272	2,160	927	707	8,066
External income	13,097	4,876	1,895	(1,144)	18,724
Inter-segment income	(1,860)	(219)	93	1,986	–
Segment underlying income, net of insurance claims	11,237	4,657	1,988	842	18,724
Segment external assets	349,719	164,897	140,487	142,495	797,598
Segment customer deposits	252,808	148,633	14,063	2,562	418,066
Segment external liabilities	260,378	191,071	147,673	148,277	747,399
Analysis of segment underlying other income, net of insurance claims:
Current accounts	503	142	5	–	650
Credit and debit card fees	988	4	1	–	993
Commercial banking and treasury fees	–	305	–	–	305
Unit trust and insurance broking	13	–	208	–	221
Private banking and asset management	–	5	92	–	97
Factoring	–	83	–	–	83
Other fees and commissions	52	253	163	31	499
Fees and commissions receivable	1,556	792	469	31	2,848
Fees and commissions payable	(855)	(57)	(418)	(56)	(1,386)
Net fee and commission income	701	735	51	(25)	1,462
Operating lease rental income	1,305	38	–	–	1,343
Rental income from investment properties	–	–	197	–	197
Gains less losses on disposal of financial assets at fair value through
other comprehensive income	–	–	–	275	275
Lease termination income	–	7	–	–	7
Net trading income, excluding insurance	71	766	–	227	1,064
Insurance and other, net of insurance claims	247	358	2,146	(1,089)	1,662
Other external income, net of insurance claims	1,623	1,169	2,343	(587)	4,548
Inter-segment other income	(153)	(251)	(529)	933	–
Segment other income, net of insurance claims	2,171	1,653	1,865	321	6,010
Other segment items reflected in
income statement above:
Depreciation and amortisation	1,573	278	154	400	2,405
Decrease in value of in-force business	–	–	(55)	–	(55)
Defined benefit scheme charges	121	48	20	216	405
Other segment items:
Additions to fixed assets	2,092	208	223	991	3,514
Investments in joint ventures and associates at end of year	4	6	–	81	91

1	Net of profits on disposal of operating lease assets of £60 million.
F-23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Insurance and Wealth £m	Other £m	Underlying basis total £m
Year ended 31 December 2017[1]
Net interest income	8,706	3,030	133	451	12,320
Other income, net of insurance claims	2,221	1,798	1,846	340	6,205
Total underlying income, net of insurance claims	10,927	4,828	1,979	791	18,525
Operating lease depreciation[2]	(947)	(105)	–	(1)	(1,053)
Net income	9,980	4,723	1,979	790	17,472
Operating costs	(4,866)	(2,230)	(1,040)	(48)	(8,184)
Remediation	(633)	(173)	(40)	(19)	(865)
Total costs	(5,499)	(2,403)	(1,080)	(67)	(9,049)
Impairment (charge) credit	(711)	(89)	–	5	(795)
Underlying profit	3,770	2,231	899	728	7,628
External income	12,682	3,176	1,883	784	18,525
Inter-segment income	(1,755)	1,652	96	7	–
Segment underlying income, net of insurance claims	10,927	4,828	1,979	791	18,525
Segment external assets	350,219	177,808	151,986	132,096	812,109
Segment customer deposits	253,127	148,313	13,770	2,914	418,124
Segment external liabilities	258,612	224,577	157,824	121,953	762,966
Analysis of segment underlying other income, net of insurance claims:
Current accounts	572	135	5	–	712
Credit and debit card fees	948	4	1	–	953
Commercial banking and treasury fees	–	321	–	–	321
Unit trust and insurance broking	10	–	214	–	224
Private banking and asset management	–	5	93	–	98
Factoring	–	91	–	–	91
Other fees and commissions	95	273	184	14	566
Fees and commissions receivable	1,625	829	497	14	2,965
Fees and commissions payable	(873)	(50)	(380)	(79)	(1,382)
Net fee and commission income	752	779	117	(65)	1,583
Operating lease rental income	1,281	63	–	–	1,344
Rental income from investment properties	–	1	212	–	213
Gains less losses on disposal of available-for-sale financial assets	–	29	(3)	420	446
Lease termination income	–	74	–	–	74
Trading income	26	490	–	(98)	418
Insurance and other, net of insurance claims	6	27	2,223	(129)	2,127
Other external income, net of insurance claims	1,313	684	2,432	193	4,622
Inter-segment other income	156	335	(703)	212	–
Segment other income, net of insurance claims	2,221	1,798	1,846	340	6,205
Other segment items reflected in income statement above:
Depreciation and amortisation	1,547	322	197	304	2,370
Increase in value of in-force business	–	–	(165)	–	(165)
Defined benefit scheme charges	149	52	25	133	359
Other segment items:
Additions to fixed assets	2,431	130	274	820	3,655
Investments in joint ventures and associates at end of year	12	6	–	47	65

1	Restated see page F-22.

2	Net of profits on disposal of operating lease assets of £32 million.
F-24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Insurance and Wealth £m	Other £m	Underlying basis total £m
Year ended 31 December 2016[1]
Net interest income	8,074	2,863	80	418	11,435
Other income, net of insurance claims	2,165	1,875	1,878	86	6,004
Total underlying income, net of insurance claims	10,239	4,738	1,958	504	17,439
Operating lease depreciation[2]	(777)	(118)	–	–	(895)
Net income	9,462	4,620	1,958	504	16,544
Operating costs	(4,761)	(2,215)	(1,046)	(71)	(8,093)
Remediation	(750)	(148)	(103)	(23)	(1,024)
Total costs	(5,511)	(2,363)	(1,149)	(94)	(9,117)
Impairment (charge) credit	(648)	(11)	–	14	(645)
Underlying profit	3,303	2,246	809	424	6,782
External income	12,243	3,656	1,373	167	17,439
Inter-segment income	(2,004)	1,082	585	337	–
Segment underlying income, net of insurance claims	10,239	4,738	1,958	504	17,439
Segment external assets	340,253	193,054	154,782	129,704	817,793
Segment customer deposits	256,453	142,439	13,798	2,770	415,460
Segment external liabilities	265,128	231,450	160,815	111,935	769,328
Analysis of segment underlying other income, net of insurance claims:
Current accounts	614	131	7	–	752
Credit and debit card fees	854	4	1	16	875
Commercial banking and treasury fees	–	303	–	–	303
Unit trust and insurance broking	–	–	244	–	244
Private banking and asset management	–	5	94	–	99
Factoring	–	112	–	–	112
Other fees and commissions	125	237	292	6	660
Fees and commissions receivable	1,593	792	638	22	3,045
Fees and commissions payable	(783)	(54)	(424)	(95)	(1,356)
Net fee and commission income	810	738	214	(73)	1,689
Operating lease rental income	1,142	83	–	–	1,225
Rental income from investment properties	–	2	227	–	229
Gains less losses on disposal of available-for-sale financial assets	–	17	(2)	76	91
Lease termination income	–	1	–	–	1
Trading income	46	1,937	–	(570)	1,413
Insurance and other, net of insurance claims	(2)	(627)	1,613	372	1,356
Other external income, net of insurance claims	1,186	1,413	1,838	(122)	4,315
Inter-segment other income	169	(276)	(174)	281	–
Segment other income, net of insurance claims	2,165	1,875	1,878	86	6,004
Other segment items reflected in income statement above:
Depreciation and amortisation	1,345	326	169	540	2,380
Decrease in value of in-force business	–	–	472	–	472
Defined benefit scheme charges	141	51	31	64	287
Other segment items:
Additions to fixed assets	2,362	145	481	772	3,760
Investments in joint ventures and associates at end of year	9	28	–	22	59

1	Restated – see page F-22.

2	Net of profits on disposal of operating lease assets of £58 million.
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

		Removal of:
	Lloyds Banking Group statutory £m	Volatility and other items[1] £m	Insurance gross up2 £m	PPI £m	Underlying basis £m
Year ended 31 December 2018
Net interest income	13,396	152	(834)	–	12,714
Other income, net of insurance claims	5,230	107	673	–	6,010
Total income, net of insurance claims	18,626	259	(161)	–	18,724
Operating lease depreciation[3]		(956)	–	–	(956)
Net income	18,626	(697)	(161)	–	17,768
Operating expenses	(11,729)	2,053	161	750	(8,765)
Impairment	(937)	–	–	–	(937)
Profit before tax	5,960	1,356	–	750	8,066

		Removal of:
	Lloyds Banking Group statutory £m	Volatility and other items[4] £m	Insurance gross up2 £m	PPI £m	Underlying basis £m
Year ended 31 December 2017
Net interest income	10,912	228	1,180	–	12,320
Other income, net of insurance claims	7,747	(186)	(1,356)	–	6,205
Total income, net of insurance claims	18,659	42	(176)	–	18,525
Operating lease depreciation[3]		(1,053)	–	–	(1,053)
Net income	18,659	(1,011)	(176)	–	17,472
Operating expenses	(12,346)	1,821	176	1,300	(9,049)
Impairment	(688)	(107)	–	–	(795)
Profit before tax	5,625	703	–	1,300	7,628

		Removal of:
	Lloyds Banking Group statutory £m	Volatility and other items[5] £m	Insurance gross up2 £m	PPI £m	Underlying basis £m
Year ended 31 December 2016
Net interest income	9,274	263	1,898	–	11,435
Other income, net of insurance claims	7,993	121	(2,110)	–	6,004
Total income, net of insurance claims	17,267	384	(212)	–	17,439
Operating lease depreciation[3]		(895)	–	–	(895)
Net income	17,267	(511)	(212)	–	16,544
Operating expenses	(12,627)	1,948	212	1,350	(9,117)
Impairment	(752)	107	–	–	(645)
Profit before tax	3,888	1,544	–	1,350	6,782

1	In the year ended 31 December 2018 this comprises the effects of asset sales (loss of £145 million); volatility and other items (gains of £95 million); the amortisation of purchased intangibles (£108 million); restructuring (£879 million, comprising severance related costs, the rationalisation of the non-branch property portfolio, the work on implementing the ring-fencing requirements and the integration of MBNA and Zurich’s UK workplace pensions and savings business); and the fair value unwind and other items (losses of £319 million).

2	The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

3	Net of profits on disposal of operating lease assets of £60 million (2017: £32 million; 2016: £58 million).

4	Comprises the effects of asset sales (gain of £30 million); volatile items (gain of £263 million); liability management (loss of £14 million); the amortisation of purchased intangibles (£91 million); restructuring costs (£621 million, principally comprising costs relating to the Simplification programme; the rationalisation of the non-branch property portfolio, the work on implementing the ring-fencing requirements and the integration of MBNA); and the fair value unwind and other items (loss of £270 million).

5	Comprises the write-off of the Enhanced Capital Note embedded derivative and premium paid on redemption of the remaining notes (loss of £790 million); the effects of asset sales (gain of £217 million); volatile items (gain of £99 million); liability management (gain of £123 million); the amortisation of purchased intangibles (£340 million); restructuring costs (£622 million, principally comprising the severance related costs related to phase II of the Simplification programme); and the fair value unwind and other items (loss of £231 million).

Geographical areas

Following the reduction in the Group’s non-UK activities, an analysis between UK and non-UK activities is no longer provided.

F-26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: NET INTEREST INCOME

	Weighted average effective interest rate
	2018%	2017%	2016%	2018 £m	2017 £m	2016 £m
Interest and similar income:
Loans and advances to customers	3.17	3.16	3.32	15,078	14,712	15,190
Loans and advances to banks	0.84	0.40	0.46	565	271	381
Debt securities held at amortised cost	1.60	1.29	1.47	66	43	56
Held-to-maturity investments		—	1.44		—	231
Interest receivable on financial assets held at amortised cost	2.87	2.81	2.83	15,709	15,026	15,858
Financial assets at fair value through other comprehensive income	1.98			640
Available-for-sale financial assets		1.96	1.88		980	762
Total interest and similar income[1]	2.82	2.73	2.77	16,349	16,006	16,620
Interest and similar expense:
Deposits from banks, excluding liabilities under sale and
repurchase transactions	1.39	1.18	0.65	(117)	(80)	(68)
Customer deposits, excluding liabilities under sale and
repurchase transactions	0.53	0.49	0.69	(1,813)	(1,722)	(2,520)
Debt securities in issue[2]	0.27	0.37	0.94	(234)	(266)	(799)
Subordinated liabilities	7.63	7.93	8.35	(1,388)	(1,481)	(1,864)
Liabilities under sale and repurchase agreements	0.96	0.58	0.46	(245)	(110)	(38)
Interest payable on liabilities held at amortised cost	0.79	0.79	1.07	(3,797)	(3,659)	(5,289)
Amounts payable to unitholders in consolidated
open-ended investment vehicles	(6.07)	9.15	10.85	844	(1,435)	(2,057)
Total interest and similar expense[3]	0.60	1.06	1.44	(2,953)	(5,094)	(7,346)
Net interest income				13,396	10,912	9,274

1	Includes £31 million (2017: £12 million; 2016: £nil) of interest income on liabilities with negative interest rates.

2	The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 2.68 per cent (2017: 2.43 per cent; 2016: 2.70 per cent).

3	Includes £10 million (2017: £50 million; 2016: £51 million) of interest expense on assets with negative interest rates.

Included within interest and similar income is £227 million (2017: £179 million; 2016: £205 million) in respect of impaired financial assets. Net interest income also includes a credit of £701 million (2017: credit of £651 million; 2016: credit of £557 million) transferred from the cash flow hedging reserve (see note 41).

F-27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: NET FEE AND COMMISSION INCOME

	2018 £m	2017 £m	2016 £m
Fee and commission income:
Current accounts	650	712	752
Credit and debit card fees	993	953	875
Commercial banking and treasury fees	305	321	303
Unit trust and insurance broking	221	224	244
Private banking and asset management	97	98	99
Factoring	83	91	112
Other fees and commissions	499	566	660
Total fee and commission income	2,848	2,965	3,045
Fee and commission expense	(1,386)	(1,382)	(1,356)
Net fee and commission income	1,462	1,583	1,689

Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

The Group adopted IFRS 15 ‘Revenue from Contracts with Customers’ on 1 January 2018, comparatives have not been restated. Further details on the impact of the new accounting standard, which was not significant, are set out in note 54. At 31 December 2018, the Group held on its balance sheet £282 million in respect of these services and £168 million in respect of amounts received from customers for services to be provided after the balance sheet date. Current unsatisfied performance obligations amount to £314 million at 31 December 2018; the Group expects to receive substantially all of this revenue by 2021.

The most significant performance obligations undertaken by the Group are the provision of bank account and transactional services and other value added offerings in respect of current accounts; factoring and loan commitments for commercial customers; card services to cardholders and merchants in respect of credit cards and debit cards; and the management and administration of policyholders’ funds in accordance with investment mandates.

F-28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: NET TRADING INCOME

	2018 £m	2017 £m	2016 £m
Foreign exchange translation gains/(losses)	342	(174)	1,363
Gains on foreign exchange trading transactions	580	517	542
Total foreign exchange	922	343	1,905
Investment property gains (losses) (note 26)	139	230	(83)
Securities and other gains (see below)	(4,937)	11,244	16,723
Net trading income	(3,876)	11,817	18,545

Securities and other gains comprise net gains (losses) arising on assets and liabilities held at fair value through profit or loss as follows:

	2018 £m	2017 £m	2016 £m
Net income arising on assets and liabilities mandatorily held at fair value through profit or loss:
Financial instruments held for trading	(8)	404	(428)
Other financial instruments mandatorily held at fair value through profit or loss:
Debt securities, loans and advances	(26)	1,122	4,771
Equity shares	(4,747)	9,862	12,534
	(4,781)	11,388	16,877
Net (expense) income arising on assets and liabilities designated at fair value through profit or loss	(156)	(144)	(154)
Securities and other gains	(4,937)	11,244	16,723

NOTE 8: INSURANCE PREMIUM INCOME

	2018 £m	2017 £m	2016 £m
Life insurance
Gross premiums:
Life and pensions	6,612	6,273	5,613
Annuities	2,178	1,082	1,685
	8,790	7,355	7,298
Ceded reinsurance premiums	(271)	(168)	(88)
Net earned premiums	8,519	7,187	7,210
Non-life insurance
Net earned premiums	670	743	858
Total net earned premiums	9,189	7,930	8,068

NOTE 9: OTHER OPERATING INCOME

	2018 £m	2017 £m	2016 £m
Operating lease rental income	1,343	1,344	1,225
Rental income from investment properties (note 26)	197	213	229
Gains less losses on disposal of financial assets at fair value through other comprehensive income (2017 and 2016: available-for-sale financial assets) (note 41)	275	446	575
Movement in value of in-force business (note 24)	(55)	(165)	472
Liability management	–	(14)	(598)
Share of results of joint ventures and associates	9	6	(1)
Other	151	165	133
Total other operating income	1,920	1,995	2,035
F-29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: INSURANCE CLAIMS

Insurance claims comprise:	2018 £m	2017 £m	2016 £m
Life insurance and participating investment contracts
Claims and surrenders	(8,735)	(8,898)	(8,617)
Change in insurance and participating investment contracts (note 31)	4,565	(9,067)	(14,160)
Change in non-participating investment contracts	628	2,836	679
	(3,542)	(15,129)	(22,098)
Reinsurers’ share	404	35	106
	(3,138)	(15,094)	(21,992)
Change in unallocated surplus	8	(147)	14
Total life insurance and participating investment contracts	(3,130)	(15,241)	(21,978)
Non-life insurance
Total non-life insurance claims, net of reinsurance	(335)	(337)	(366)
Total insurance claims	(3,465)	(15,578)	(22,344)
Life insurance and participating investment contracts gross claims and surrenders can also be analysed as follows:
Deaths	(721)	(675)	(635)
Maturities	(1,198)	(1,280)	(1,347)
Surrenders	(5,548)	(5,674)	(5,444)
Annuities	(1,032)	(985)	(949)
Other	(236)	(284)	(242)
Total life insurance gross claims and surrenders	(8,735)	(8,898)	(8,617)

NOTE 11: OPERATING EXPENSES

	2018 £m	2017 £m	2016 £m
Staff costs:
Salaries	2,482	2,679	2,750
Performance-based compensation	509	473	475
Social security costs	343	361	363
Pensions and other post-retirement benefit schemes (note 35)	705	625	555
Restructuring costs	249	24	241
Other staff costs	474	448	433
	4,762	4,610	4,817
Premises and equipment:
Rent and rates	370	365	365
Repairs and maintenance	190	231	187
Other	169	134	120
	729	730	672
Other expenses:
Communications and data processing	1,121	882	848
Advertising and promotion	197	208	198
Professional fees	287	328	265
UK bank levy	225	231	200
Other	653	814	873
	2,483	2,463	2,384
Depreciation and amortisation:
Depreciation of property, plant and equipment (note 26)	1,852	1,944	1,761
Amortisation of acquired value of in-force non-participating investment contracts (note 24)	40	34	37
Amortisation of other intangible assets (note 25)	513	392	582
	2,405	2,370	2,380
Goodwill impairment (note 23)	–	8	–
Total operating expenses, excluding regulatory provisions	10,379	10,181	10,253
Regulatory provisions:
Payment protection insurance provision (note 37)	750	1,300	1,350
Other regulatory provisions[1] (note 37)	600	865	1,024
	1,350	2,165	2,374
Total operating expenses	11,729	12,346	12,627

1	In 2016, regulatory provisions of £61 million were charged against income.
F-30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OPERATING EXPENSES continued

Performance-based compensation

The table below analyses the Group’s performance-based compensation costs between those relating to the current performance year and those relating to earlier years.

	2018 £m	2017 £m	2016 £m
Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	362	334	312
Awards made in respect of earlier years	147	139	163
	509	473	475

Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	152	127	123
Awards made in respect of earlier years	37	35	41
	189	162	164

Performance-based awards expensed in 2018 include cash awards amounting to £137 million (2017: £102 million; 2016: £116 million).

Average headcount

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2018	2017	2016
UK	71,857	75,150	79,606
Overseas	769	794	812
Total	72,626	75,944	80,418

NOTE 12: AUDITORS’ REMUNERATION

Fees payable to the Company’s auditors by the Group are as follows:

	2018 £m	2017 £m	2016 £m

Fees payable for the audit of the Company’s current year annual report	1.5	1.5	1.5
Fees payable for other services:
Audit of the Company’s subsidiaries pursuant to legislation	19.1	18.6	14.7
Other services supplied pursuant to legislation	2.9	3.0	3.1
Total audit fees	23.5	23.1	19.3
Other services – audit related fees	1.2	1.2	3.1
Total audit and audit related fees	24.7	24.3	22.4
Services relating to taxation:
Taxation compliance services	–	–	0.2
All other taxation advisory services	–	–	0.1
	–	–	0.3
Other non-audit fees:
Services relating to corporate finance transactions	–	1.2	0.1
Other services	2.0	2.4	1.5
Total other non-audit fees	2.0	3.6	1.6
Total fees payable to the Company’s auditors by the Group	26.7	27.9	24.3

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

Services relating to taxation: Following a change in policy in 2017, the Group’s auditors are not engaged to provide tax services except in exceptional circumstances and where permitted by applicable guidance.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: AUDITORS’ REMUNERATION continued

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

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2018 £m	2017 £m	2016 £m
Audits of Group pension schemes	0.1	0.1	0.3
Audits of the unconsolidated Open Ended Investment Companies managed by the Group	0.3	0.3	0.4
Reviews of the financial position of corporate and other borrowers	0.4	0.2	1.2
Acquisition due diligence and other work performed in respect of potential venture capital investments	–	0.1	1.0

NOTE 13: IMPAIRMENT

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
Year ended 31 December 2018
Impact of transfers between stages	(12)	51	446	–	485
Other changes in credit quality	(20)	(47)	541	69	543
Additions (repayments)	18	(82)	43	(69)	(90)
Methodology changes	(71)	(21)	72	–	(20)
Other items	(13)	–	32	–	19
Other items impacting the impairment charge	(86)	(150)	688	–	452
Total impairment	(98)	(99)	1,134	–	937

In respect of:
Loans and advances to banks	1	–	–	–	1
Loans and advances to customers	(66)	(51)	1,139	–	1,022
Debt securities	–	–	–	–	–
Financial assets at amortised cost	(65)	(51)	1,139	–	1,023
Other assets	–	–	1	–	1
Impairment charge on drawn balances	(65)	(51)	1,140	–	1,024
Loan commitments and financial guarantees	(19)	(48)	(6)	–	(73)
Financial assets at fair value through other comprehensive income	(14)	–	–	–	(14)
Total impairment	(98)	(99)	1,134	–	937

The Group’s impairment charge comprises the following items:

TRANSFERS BETWEEN STAGES

The net impact on the impairment charge of transfers between stages.

OTHER CHANGES IN CREDIT QUALITY

Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge as a result of write-offs and recoveries, where the related loss allowances are reassessed to reflect ultimate realisable or recoverable value.

ADDITIONS (REPAYMENTS)

Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances as a result of repayments of outstanding balances.

METHODOLOGY CHANGES

Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs (risk parameters) or to the underlying assumptions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: IMPAIRMENT continued

	2017 £m	2016 £m
Impairment losses on loans and receivables:
Loans and advances to customers	697	592
Debt securities classified as loans and receivables	(6)	–
Total impairment losses on loans and receivables	691	592
Impairment of available-for-sale financial assets	6	173
Other credit risk provisions	(9)	(13)
Total impairment charged to the income statement	688	752

Movements in the Group’s impairment allowances are shown in note 20.

NOTE 14: TAXATION

(A) Analysis of tax expense for the year

	2018 £m	2017 £m	2016 £m
UK corporation tax:
Current tax on profit for the year	(1,386)	(1,342)	(1,010)
Adjustments in respect of prior years	11	122	156
	(1,375)	(1,220)	(854)
Foreign tax:
Current tax on profit for the year	(34)	(40)	(20)
Adjustments in respect of prior years	5	10	2
	(29)	(30)	(18)
Current tax expense	(1,404)	(1,250)	(872)

Deferred tax:
Current year	(127)	(430)	(758)
Adjustments in respect of prior years	(29)	(48)	(94)
Deferred tax expense	(156)	(478)	(852)
Tax expense	(1,560)	(1,728)	(1,724)

The income tax expense is made up as follows:

	2018 £m	2017 £m	2016 £m
Tax (expense) credit attributable to policyholders	14	(82)	(301)
Shareholder tax expense	(1,574)	(1,646)	(1,423)
Tax expense	(1,560)	(1,728)	(1,724)
F-33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: TAXATION continued

(B) Factors affecting the tax expense for the year

The UK corporation tax rate for the year was 19.0 per cent (2017: 19.25 per cent; 2016: 20 per cent). An explanation of the relationship between tax expense and accounting profit is set out below:

	2018 £m	2017 £m	2016 £m
Profit before tax	5,960	5,625	3,888
UK corporation tax thereon	(1,132)	(1,083)	(778)
Impact of surcharge on banking profits	(432)	(452)	(266)
Non-deductible costs: conduct charges	(101)	(287)	(289)
Non-deductible costs: bank levy	(43)	(44)	(40)
Other non-deductible costs	(90)	(59)	(135)
Non-taxable income	87	72	75
Tax-exempt gains on disposals	124	128	19
(Derecognition) recognition of losses that arose in prior years	(9)	–	59
Remeasurement of deferred tax due to rate changes	32	(9)	(201)
Differences in overseas tax rates	6	(15)	10
Policyholder tax	(62)	(66)	(57)
Policyholder deferred tax asset in respect of life assurance expenses	73	–	(184)
Adjustments in respect of prior years	(13)	88	64
Tax effect of share of results of joint ventures	–	(1)	(1)
Tax expense	(1,560)	(1,728)	(1,724)

NOTE 15: EARNINGS PER SHARE

	2018 £m		2017 £m		2016 £m
Profit attributable to equity shareholders – basic and diluted	3,869		3,392		1,651
Tax credit on distributions to other equity holders	106		102		91
	3,975		3,494		1,742

	2018 million		2017 million		2016 million
Weighted average number of ordinary shares in issue – basic	71,638		71,710		71,234
Adjustment for share options and awards	641		683		790
Weighted average number of ordinary shares in issue – diluted	72,279		72,393		72,024
Basic earnings per share	5.5	p	4.9	p	2.4	p
Diluted earnings per share	5.5	p	4.8	p	2.4	p

Basic earnings per share are calculated by dividing the net profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the year, which has been calculated after deducting 38 million (2017: 57 million; 2016: 140 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.

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

There were no anti-dilutive share options and awards excluded from the calculation of diluted earnings per share (2017: none; 2016: weighted-average of 0.3 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

These assets are comprised as follows:

	31 December 2018			1 January 2018			31 December 2017
	Trading assets £m	Other financial assets mandatorily at fair value through profit or loss £m	Total £m	Trading assets £m	Other financial assets mandatorily at fair value through profit or loss £m	Total £m	Trading assets £m	Other financial assets at fair value through profit or loss £m	Total £m
Loans and advances to customers	26,886	10,964	37,850	29,976	11,434	41,410	29,976	–	29,976
Loans and advances to banks	848	2,178	3,026	1,614	2,582	4,196	1,614	–	1,614
Debt securities:
Government securities	7,192	10,903	18,095	9,833	11,117	20,950	9,833	12,187	22,020
Other public sector securities	–	2,064	2,064	–	1,543	1,543	–	1,527	1,527
Bank and building society certificates of deposit	–	1,105	1,105	–	222	222	–	222	222
Asset-backed securities:
Mortgage-backed securities	10	215	225	189	213	402	189	211	400
Other asset-backed securities	63	286	349	95	233	328	95	926	1,021
Corporate and other debt securities	247	18,063	18,310	523	19,707	20,230	523	19,467	19,990
	7,512	32,636	40,148	10,640	33,035	43,675	10,640	34,540	45,180
Equity shares	–	77,485	77,485	6	86,703	86,709	6	86,084	86,090
Treasury and other bills	–	20	20	–	18	18	–	18	18
Total	35,246	123,283	158,529	42,236	133,772	176,008	42,236	120,642	162,878

Other financial assets at fair value through profit or loss include assets backing insurance contracts and investment contracts of £116,903 million (1 January 2018: £126,968 million; 31 December 2017: £117,323 million). Included within these assets are investments in unconsolidated structured entities of £26,028 million (1 January 2018: £28,759 million; 31 December 2017: £28,759 million), see note 48.

For amounts included above which are subject to repurchase and reverse repurchase agreements see note 52.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS

The fair values and notional amounts of derivative instruments are set out in the following table:

	31 December 2018			31 December 2017
	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Trading and other
Exchange rate contracts:
Spot, forwards and futures	41,571	746	549	31,716	1,023	789
Currency swaps	311,491	4,566	3,709	223,624	3,157	3,534
Options purchased	10,202	485	–	8,191	580	–
Options written	11,393	–	495	6,684	–	627
	374,657	5,797	4,753	270,215	4,760	4,950
Interest rate contracts:
Interest rate swaps	4,381,271	13,624	12,629	2,264,834	15,791	15,364
Forward rate agreements	494,430	–	2	239,797	5	1
Options purchased	30,724	2,107	–	32,097	2,329	–
Options written	26,463	–	1,997	32,817	–	2,524
Futures	128,211	16	4	35,542	9	7
	5,061,099	15,747	14,632	2,605,087	18,134	17,896
Credit derivatives	13,757	99	181	4,568	77	423
Equity and other contracts	15,145	389	699	25,150	982	1,242
Total derivative assets/liabilities – trading and other	5,464,658	22,032	20,265	2,905,020	23,953	24,511
Hedging
Derivatives designated as fair value hedges:
Currency swaps	490	3	29	1,327	19	38
Interest rate swaps	150,971	947	187	109,670	1,145	407
	151,461	950	216	110,997	1,164	445
Derivatives designated as cash flow hedges:
Interest rate swaps	556,945	358	844	549,099	597	1,053
Futures	–	–	–	73,951	–	1
Currency swaps	10,578	255	48	7,310	120	114
	567,523	613	892	630,360	717	1,168
Total derivative assets/liabilities – hedging	718,984	1,563	1,108	741,357	1,881	1,613
Total recognised derivative assets/liabilities	6,183,642	23,595	21,373	3,646,377	25,834	26,124

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
F-36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS continued

The principal derivatives used by the Group are as follows:

–	Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date.

–	Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

–	Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place.

–	Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date.

Details of the Group’s hedging instruments are set out below:

	Maturity
31 December 2018	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	36	–	283	171	490
Average fixed interest rate	–	4.82%	–	5.88%	4.44%
Average EUR/USD exchange rate	–	–	–	1.13	–
Average USD/GBP exchange rate	–	–	–	1.30	–
Average NOK/GBP exchange rate	–	9.22	–	9.19	9.03
Interest rate swap
Notional	393	417	32,876	86,451	30,834	150,971
Average fixed interest rate	1.38%	2.06%	1.65%	1.75%	2.98%
Cash flow hedges
Foreign exchange
Currency swap
Notional	67	47	2,234	2,111	6,119	10,578
Average USD/EUR exchange rate	1.15	–	1.13	1.10	1.07
Average USD/GBP exchange rate	–	1.32	1.34	1.27	1.28
Interest rate
Interest rate swap
Notional	4,874	11,204	66,312	292,712	181,843	556,945
Average fixed interest rate	1.47%	1.03%	0.99%	1.46%	1.85%

The carrying amounts of the Group’s hedging instruments are as follows:

	Carrying amount of the hedging instrument
	Contract/notional amount	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness (YTD)
31 December 2018	£m	£m	£m	£m
Fair value hedges
Interest rate
Currency swaps	490	3	29	(10)
Interest rate swaps	150,971	947	187	104
Cash flow hedges
Foreign exchange
Currency swaps	10,578	255	48	229
Interest rate
Interest rate swaps	556,945	358	844	(781)

All amounts are held within Derivative financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS continued

The Group’s hedged items are as follows:

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for	Cash flow hedge/currency translation reserve
	Assets	Liabilities	Assets	Liabilities	ineffectiveness assessment (YTD)	Continuing hedges	Discontinued hedges
31 December 2018	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	53,136	–	(45)	–	(173)
Fixed rate issuance[2]	–	63,746	–	1,598	807
Fixed rate bonds[3]	23,285	–	232	–	(666)
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					(165)	114	327
Customer deposits[4]					(62)	70	(78)
Interest rate
Customer loans[1]					456	867	60
Central bank balances[5]					(16)	30	20
Customer deposits[4]					(118)	(9)	(6)

1	Included within Loans and advances to customers

2	Included within Debt securities in issue

3	Included within Financial assets at fair value through other comprehensive income

4	Included within Customer deposits

5	Included within Cash and balances at central banks

The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a liability of £170 million.

Gains and losses arising from hedge accounting are summarised as follows:

			Amounts reclassified from reserves to income statement as:
	Gain (loss) recognised in other comprehensive income	Hedge ineffectiveness recognised in the income statement[1]	Hedged item affected income statement	Income statement line item that includes reclassified amount
31 December 2018	£m	£m	£m
Fair value hedge
Interest rate
Fixed rate mortgages		106
Fixed rate issuance		(17)
Fixed rate bonds		(27)
Cash flow hedges
Foreign exchange
Foreign currency issuance	85	–	(81)	Interest expense
Customer deposits	(22)	(2)	(32)	Interest expense
Interest rate
Customer loans	(418)	(17)	(467)	Interest income
Central bank balances	(63)	(5)	(52)	Interest income
Customer deposits	(49)	(1)	(69)	Interest expense

1	Hedge ineffectiveness is included in the income statement within net trading income.

There were no forecast transactions for which cash flow hedge accounting had to cease in 2018 as a result of the highly probable cash flows no longer being expected to occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: FINANCIAL ASSETS AT AMORTISED COST

(A) Loans and advances to customers

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 31 December 2017					474,699
Adjustment on adoption of IFRS 9 (note 54)					(10,460)
At 1 January 2018	403,881	37,245	5,140	17,973	464,239
Exchange and other movements	958	32	–	–	990
Additions (repayments)	34,942	(2,187)	(2,074)	(2,609)	28,072
Transfers to Stage 1	19,524	(19,501)	(23)		–
Transfers to Stage 2	(15,743)	15,996	(253)		–
Transfers to Stage 3	(2,031)	(2,220)	4,251		–
	1,750	(5,725)	3,975		–
Recoveries	–	–	553	27	580
Disposal of businesses	–	(4,020)	(277)	–	(4,297)
Financial assets that have been written off during the year			(1,576)	–	(1,576)
At 31 December 2018	441,531	25,345	5,741	15,391	488,008
Allowance for impairment losses	(525)	(994)	(1,553)	(78)	(3,150)
Total loans and advances to customers	441,006	24,351	4,188	15,313	484,858

Stage 2 balances show a large reduction in the year largely as a result of the refinements to the transfer criteria approach in mortgages. There is also a reduction from the disposal of the Irish mortgage portfolio together with improvements in credit quality.

(B) Loans and advances to banks

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 31 December 2017					6,611
Adjustment on adoption of IFRS 9 (note 54)					(2,364)
At 1 January 2018	4,245	2	–	–	4,247
Exchange and other movements	(29)	1	–	–	(28)
Additions (repayments)	2,066	–	–	–	2,066
At 31 December 2018	6,282	3	–	–	6,285
Allowance for impairment losses	(2)	–	–	–	(2)
Total loans and advances to banks	6,280	3	–	–	6,283

(C) Debt securities

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
At 31 December 2017					3,669
Adjustment on adoption of IFRS 9 (note 54)					(329)
At 1 January 2018	3,291	–	49	–	3,340
Exchange and other movements	77	–	(14)	–	63
Additions (repayments)	1,870	–	–	–	1,870
Financial assets that have been written off during the year			(29)	–	(29)
At 31 December 2018	5,238	–	6	–	5,244
Allowance for impairment losses	–	–	(6)	–	(6)
Total debt securities	5,238	–	–	–	5,238
Total financial assets at amortised cost	452,524	24,354	4,188	15,313	496,379

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 31 December, with the exception of those held within Purchased or originated credit-impaired, which are not transferrable.

Net increase and decrease in balances comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: FINANCE LEASE RECEIVABLES

The Group’s finance lease receivables are classified as loans and advances to customers and accounted for at amortised cost. The balance is analysed as follows:

	2018 £m	2017 £m
Gross investment in finance leases, receivable:
Not later than 1 year	458	680
Later than 1 year and not later than 5 years	1,351	1,106
Later than 5 years	1,104	1,053
	2,913	2,839
Unearned future finance income on finance leases	(1,068)	(692)
Rentals received in advance	(23)	(53)
Net investment in finance leases	1,822	2,094

The net investment in finance leases represents amounts recoverable as follows:

	2018 £m	2017 £m
Not later than 1 year	152	546
Later than 1 year and not later than 5 years	679	887
Later than 5 years	991	661
Net investment in finance leases	1,822	2,094

Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. During 2017 and 2018 no contingent rentals in respect of finance leases were recognised in the income statement. There was an allowance for uncollectable finance lease receivables included in the allowance for impairment losses of £1 million (2017: £nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: ALLOWANCE FOR IMPAIRMENT LOSSES

ANALYSIS OF MOVEMENT IN THE ALLOWANCE FOR IMPAIRMENT LOSSES BY STAGE

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total £m
In respect of drawn balances
Balance at 31 December 2017					2,227
Adjustment on adoption of IFRS 9 (note 54)					1,033
Balance at 1 January 2018	590	1,147	1,491	32	3,260
Exchange and other adjustments	2	–	133	–	135

Transfers to Stage 1	304	(299)	(5)		–
Transfers to Stage 2	(46)	85	(39)		–
Transfers to Stage 3	(32)	(131)	163		–
Impact of transfers between stages	(233)	401	325		493
	(7)	56	444		493
Other items charged to the income statement	(58)	(107)	696	–	531
Charge to the income statement (note 13)	(65)	(51)	1,140	–	1,024
Advances written off			(1,605)	–	(1,605)
Disposal of businesses[1]	–	(102)	(79)	–	(181)
Recoveries of advances written off in previous years			553	27	580
Discount unwind			(63)	19	(44)
At 31 December 2018	527	994	1,570	78	3,169

In respect of undrawn balances
Balance at 31 December 2017					30
Adjustment on adoption of IFRS 9 (note 54)					243
Balance at 1 January 2018	147	126	–	–	273
Exchange and other adjustments	(5)	(14)	12	–	(7)

Transfers to Stage 1	28	(28)	–		–
Transfers to Stage 2	(6)	6	–		–
Transfers to Stage 3	(2)	(5)	7		–
Impact of transfers between stages	(25)	22	(5)		(8)
	(5)	(5)	2		(8)
Other items charged to the income statement	(14)	(43)	(8)	–	(65)
Charge to the income statement (note 13)	(19)	(48)	(6)	–	(73)
At 31 December 2018	123	64	6	–	193
Total	650	1,058	1,576	78	3,362

In respect of:
Loans and advances to banks	2	–	–	–	2
Loans and advances to customers	525	994	1,553	78	3,150
Debt securities	–	–	6	–	6
Financial assets at amortised cost	527	994	1,559	78	3,158
Other assets	–	–	11	–	11
Provisions in relation to loan commitments and financial guarantees	123	64	6	–	193
Total	650	1,058	1,576	78	3,362
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	1	–	–	–	1

1	Reflects the sale of the Group’s Irish mortgage portfolio.

The Group income statement charge comprises:

£m
Drawn balances	1,024
Undrawn balances	(73)
Financial assets at fair value through other comprehensive income	(14)
Total	937

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 31 December, with the exception of those held within Purchased or originated credit-impaired, which are not transferrable. As assets are transferred between stages, the resulting change in expected credit loss of £493 million for drawn balances, and £8 million for undrawn balances, is presented separately as Impacts of transfers between stages, in the stage in which the expected credit loss is recognised at the end of the reporting period.

Net increase and decrease in balances comprise the movements in the expected credit loss as a result of new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off. Consequently, recoveries on assets previously written-off also occur in Stage 3 only.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: ALLOWANCE FOR IMPAIRMENT LOSSES continued

For the year ended 31 December 2017

	Loans and advances to customers £m	Debt securities £m	Total £m
At 1 January 2017	2,412	76	2,488
Exchange and other adjustments	132	–	132
Advances written off	(1,499)	(44)	(1,543)
Recoveries of advances written off in previous years	482	–	482
Unwinding of discount	(23)	–	(23)
Charge (release) to the income statement (note 13)	697	(6)	691
At 31 December 2017	2,201	26	2,227

Of the total allowance in respect of loans and advances to customers at 31 December 2017 £1,772 million related to lending that had been determined to be impaired (either individually or on a collective basis) at that reporting date.

Of the total allowance in respect of loans and advances to customers at 31 December 2017 £1,201 million was assessed on a collective basis.

NOTE 21: FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	31 December 2018 £m	1 January 2018 £m
Debt securities:
Government securities	18,971	34,708
Bank and building society certificates of deposit	118	167
Asset-backed securities:
Mortgage-backed securities	120	2,381
Other asset-backed securities	131	467
Corporate and other debt securities	5,151	4,615
	24,491	42,338
Treasury and other bills	303	–
Equity shares	21	579
Total financial assets at fair value through other comprehensive income	24,815	42,917

All assets have been assessed at Stage 1 at 1 January and 31 December 2018.

NOTE 22: AVAILABLE-FOR-SALE FINANCIAL ASSETS

2017 £m
Debt securities:
Government securities	34,708
Bank and building society certificates of deposit	167
Asset-backed securities:
Mortgage-backed securities	1,156
Other asset-backed securities	255
Corporate and other debt securities	4,615
40,901
Equity shares	1,197
Total available-for-sale financial assets	42,098

NOTE 23: GOODWILL

	2018 £m	2017 £m
At 1 January	2,310	2,016
Acquisition of businesses	–	302
Impairment charged to the income statement (note 11)	–	(8)
At 31 December	2,310	2,310
Cost[1]	2,664	2,664
Accumulated impairment losses	(354)	(354)
At 31 December	2,310	2,310

1	For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.
F-42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23: GOODWILL continued

The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,310 million (2017: £2,310 million), £1,836 million, or 79 per cent of the total (2017: £1,836 million, 79 per cent of the total) has been allocated to Scottish Widows in the Group’s Insurance and Wealth division; £302 million, or 13 per cent of the total (2017: £302 million, or 13 per cent of the total) has been allocated to Cards in the Group’s Retail division; and £170 million, or 7 per cent of the total (2017: £170 million, 7 per cent of the total) to Motor Finance in the Group’s Retail division.

The recoverable amount of the goodwill relating to Scottish Widows has been based on a value-in-use calculation. The calculation uses pre-tax projections of future cash flows based upon budgets and plans approved by management covering a three-year period, the related run-off of existing business in force and a discount rate of 9 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes, product mix and margins having regard to expected market conditions and competitor activity. The discount rate is determined with reference to internal measures and available industry information. New business cash flows beyond the three-year period have been extrapolated using a steady 2 per cent growth rate which does not exceed the long-term average growth rate for the life assurance market. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of Scottish Widows to fall below its balance sheet carrying value.

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

The recoverable amount of the goodwill relating to the Cards business has been based on a value-in-use calculation using pre-tax cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 14 per cent. The cash flows beyond the five year period are extrapolated using a growth rate of 0.5 per cent which does not exceed the long-term average growth rates for the markets in which Cards participates. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the Cards business to fall below the balance sheet carrying value.

NOTE 24: VALUE OF IN-FORCE BUSINESS

KEY ASSUMPTIONS

The impact of reasonably possible changes in the key assumptions made in respect of the Group’s life insurance business, which include the impact on the value of in force business, are disclosed in note 32.

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

The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds and illiquid loan assets. The value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of corporate bond holdings and relevant illiquid loan assets. In determining the market premium for illiquidity, a range of inputs are considered which reflect actual asset allocation and relevant observable market data. The illiquidity premium is estimated to be 128 basis points at 31 December 2018 (2017: 114 basis points).

The risk-free rate is derived from the relevant swap curve with a deduction for credit risk.

The table below shows the resulting range of yields and other key assumptions at 31 December:

	2018%	2017%
Risk-free rate (value of in-force non-annuity business)[1]	0.00 to 4.05	0.00 to 4.20
Risk-free rate (value of in-force annuity business)[1]	1.28 to 5.33	1.14 to 5.34
Risk-free rate (financial options and guarantees)[1]	0.00 to 4.05	0.00 to 4.20
Retail price inflation	3.43	3.43
Expense inflation	3.75	3.67

1	All risk-free rates are quoted as the range of rates implied by the relevant forward swap curve.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24: VALUE OF IN-FORCE BUSINESS continued

The gross value of in-force business asset in the consolidated balance sheet is as follows:

	2018 £m	2017 £m
Acquired value of in-force non-participating investment contracts	271	306
Value of in-force insurance and participating investment contracts	4,491	4,533
Total value of in-force business	4,762	4,839

The movement in the acquired value of in-force non-participating investment contracts over the year is as follows:

	2018 £m	2017 £m
At 1 January	306	340
Acquisition of business	5	–
Amortisation (note 11)	(40)	(34)
At 31 December	271	306

The acquired value of in-force non-participating investment contracts includes £167 million (2017: £185 million) in relation to OEIC business.

Movement in value of in-force business

The movement in the value of in-force insurance and participating investment contracts over the year is as follows:

	2018 £m	2017 £m
At 1 January	4,533	4,702
Exchange and other adjustments	13	(4)
Movements in the year:
New business	675	348
Existing business:
Expected return	(304)	(318)
Experience variances	(122)	(226)
Assumption changes	(67)	(238)
Economic variance	(237)	269
Movement in the value of in-force business (note 9)	(55)	(165)
At 31 December	4,491	4,533

This breakdown shows the movement in the value of in-force business only, and does not represent the full contribution that each item in the breakdown makes to profit before tax. This will also contain changes in the other assets and liabilities, including the effects of changes in assumptions used to value the liabilities, of the relevant businesses. The presentation of economic variance includes the impact of financial market conditions being different at the end of the year from those included in assumptions used to calculate new and existing business returns.

NOTE 25: OTHER INTANGIBLE ASSETS

	Brands £m	Core deposit intangible £m	Purchased credit card relationships £m	Customer- related intangibles £m	Capitalised software enhancements £m	Total £m
Cost:
At 1 January 2017	596	2,770	315	538	2,167	6,386
Acquisition of businesses	–	–	702	–	–	702
Additions	–	–	–	–	850	850
Disposals	–	–	–	–	(77)	(77)
At 31 December 2017	596	2,770	1,017	538	2,940	7,861
Additions	–	–	–	–	1,046	1,046
Disposals	–	–	(15)	–	(55)	(70)
At 31 December 2018	596	2,770	1,002	538	3,931	8,837
Accumulated amortisation:
At 1 January 2017	171	2,757	311	499	967	4,705
Charge for the year	22	13	44	20	293	392
Disposals	–	–	–	–	(71)	(71)
At 31 December 2017	193	2,770	355	519	1,189	5,026
Charge for the year	23	–	71	19	400	513
Disposals	–	–	(15)	–	(34)	(49)
At 31 December 2018	216	2,770	411	538	1,555	5,490
Balance sheet amount at 31 December 2018	380	–	591	–	2,376	3,347
Balance sheet amount at 31 December 2017	403	–	662	19	1,751	2,835
F-44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25: Other intangible assets continued

Included within brands above are assets of £380 million (31 December 2017: £380 million) that have been determined to have indefinite useful lives and are not amortised. These brands use the Bank of Scotland name which has been in existence for over 300 years. These brands are well established financial services brands and there are no indications that they should not have an indefinite useful life.

The purchased credit card relationships represent the benefit of recurring income generated from portfolios of credit cards purchased. The balance sheet amount at 31 December 2018 is expected to be amortised over its remaining useful life of nine years.

NOTE 26: PROPERTY, PLANT AND EQUIPMENT

	Investment properties £m	Premises £m	Equipment £m	Operating lease assets £m	Total £m
Cost or valuation:
At 1 January 2017	3,764	2,550	5,965	6,206	18,485
Exchange and other adjustments	–	(37)	–	(44)	(81)
Acquisition of businesses	–	3	3	–	6
Additions	–	70	382	2,262	2,714
Expenditure on investment properties (see below)	209	–	–	–	209
Change in fair value of investment properties (note 7)	230	–	–	–	230
Disposals	(504)	(795)	(1,282)	(1,896)	(4,477)
At 31 December 2017	3,699	1,791	5,068	6,528	17,086
Exchange and other adjustments	–	–	(6)	11	5
Additions	–	72	519	1,755	2,346
Expenditure on investment properties (see below)	143	–	–	–	143
Change in fair value of investment properties (note 7)	139	–	–	–	139
Disposals	(211)	(647)	(574)	(1,540)	(2,972)
At 31 December 2018	3,770	1,216	5,007	6,754	16,747
Accumulated depreciation and impairment:
At 1 January 2017	–	1,333	2,671	1,509	5,513
Exchange and other adjustments	–	(8)	(9)	(34)	(51)
Depreciation charge for the year	–	125	734	1,085	1,944
Disposals	–	(722)	(1,271)	(1,054)	(3,047)
At 31 December 2017	–	728	2,125	1,506	4,359
Exchange and other adjustments	–	1	(8)	6	(1)
Depreciation charge for the year	–	121	715	1,016	1,852
Disposals	–	(634)	(534)	(595)	(1,763)
At 31 December 2018	–	216	2,298	1,933	4,447
Balance sheet amount at 31 December 2018	3,770	1,000	2,709	4,821	12,300
Balance sheet amount at 31 December 2017	3,699	1,063	2,943	5,022	12,727
Expenditure on investment properties is comprised as follows:
				2018 £m	2017 £m
Acquisitions of new properties				81	82
Additional expenditure on existing properties				62	127
				143	209

Rental income of £197 million (2017: £213 million) and direct operating expenses arising from properties that generate rental income of £23 million (2017: £24 million) have been recognised in the income statement.

Capital expenditure in respect of investment properties which had been contracted for but not recognised in the financial statements was £33 million (2017: £21 million).

The table above analyses movements in investment properties, all of which are categorised as level 3. See note 49 for details of levels in the fair value hierarchy.

At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2018 £m	2017 £m
Receivable within 1 year	1,095	1,301
1 to 5 years	1,156	1,419
Over 5 years	6	128
Total future minimum rentals receivable	2,257	2,848

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. During 2017 and 2018 no contingent rentals in respect of operating leases were recognised in the income statement.

Total future minimum sub-lease income of £60 million at 31 December 2018 (£71 million at 31 December 2017) is expected to be received under non-cancellable sub-leases of the Group’s premises.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27: OTHER ASSETS

	2018 £m	2017 £m
Assets arising from reinsurance contracts held (notes 31 and 33)	749	602
Deferred acquisition and origination costs	90	104
Settlement balances	743	720
Corporate pension asset	7,111	7,786
Investments in joint ventures and associates	91	65
Other assets and prepayments	3,742	4,260
Total other assets	12,526	13,537

NOTE 28: FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2018 £m	2017 £m
Liabilities designated at fair value through profit or loss:
Debt securities in issue	7,085	7,812
Other	11	3
	7,096	7,815
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	21,595	41,378
Other deposits	242	381
Short positions in securities	1,614	1,303
	23,451	43,062
Financial liabilities at fair value through profit or loss	30,547	50,877

Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2018 was £15,435 million, which was £8,350 million higher than the balance sheet carrying value (2017: £14,224 million, which was £6,412 million higher than the balance sheet carrying value). At 31 December 2018 there was a cumulative £386 million decrease in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount a decrease of £533 million arose in 2018 and an increase of £52 million arose in 2017.

For the fair value of collateral pledged in respect of repurchase agreements see note 52.

NOTE 29: DEBT SECURITIES IN ISSUE

	2018 £m	2017 £m
Medium-term notes issued	37,490	29,418
Covered bonds (note 30)	28,194	26,132
Certificates of deposit issued	12,020	9,999
Securitisation notes (note 30)	5,426	3,660
Commercial paper	8,038	3,241
Total debt securities in issue	91,168	72,450
F-46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30: SECURITISATIONS AND COVERED BONDS

SECURITISATION PROGRAMMES

Loans and advances to customers and debt securities carried at amortised cost include loans securitised under the Group’s securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet, with the related notes in issue included within debt securities in issue.

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

The Group’s principal securitisation and covered bond programmes, together with the balances of the advances subject to these arrangements and the carrying value of the notes in issue at 31 December, are listed below. The notes in issue are reported in note 29.

	2018		2017
	Loans and advances securitised £m	Notes in issue £m	Loans and advances securitised £m	Notes in issue £m
Securitisation programmes
UK residential mortgages	25,018	22,485	21,158	14,105
Commercial loans	5,746	6,577	6,616	7,001
Credit card receivables	8,060	5,263	7,701	4,090
Motor vehicle finance	2,850	2,855	–	–
	41,674	37,180	35,475	25,196
Less held by the Group		(31,701)		(21,536)
Total securitisation programmes (notes 28 and 29)[1]		5,479		3,660
Covered bond programmes
Residential mortgage-backed	34,963	27,694	30,361	25,632
Social housing loan-backed	1,839	1,200	1,628	1,200
	36,802	28,894	31,989	26,832
Less held by the Group		(700)		(700)
Total covered bond programmes (note 29)		28,194		26,132
Total securitisation and covered bond programmes		33,673		29,792

1	Includes £53 million (2017: £nil) of securitisation notes held at fair value through profit or loss.

Cash deposits of £4,102 million (2017: £3,507 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group. Additionally, the Group had certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2018 these obligations had not been triggered; the maximum exposure under these facilities was £88 million (2017: £95 million).

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

The Group has not voluntarily offered to repurchase assets from any of its public securitisation programmes during 2018 (2017: none).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS

Insurance contract and participating investment contract liabilities are comprised as follows:

	2018			2017
	Gross £m	Reinsurance[1] £m	Net £m	Gross[1] £m	Reinsurance[2] £m	Net £m
Life insurance (see (1) below):
Insurance contracts	84,366	(716)	83,650	86,949	(563)	86,386
Participating investment contracts	13,912	–	13,912	15,881	–	15,881
	98,278	(716)	97,562	102,830	(563)	102,267
Non-life insurance contracts (see (2) below):
Unearned premiums	342	(13)	329	358	(13)	345
Claims outstanding	254	–	254	225	–	225
	596	(13)	583	583	(13)	570
Total	98,874	(729)	98,145	103,413	(576)	102,837

1	During the year the Group has reviewed the classification of pre-2007 unitised pension savings products and as a result these products have been reclassified from insurance contracts to participating investment contracts; comparatives have been restated accordingly.

2	Reinsurance balances are reported within other assets (note 27).

(1) Life insurance

The movement in life insurance contract and participating investment contract liabilities over the year can be analysed as follows:

	Insurance contracts £m	Participating investment contracts £m	Gross £m	Reinsurance £m	Net £m
At 1 January 2017	77,881	15,896	93,777	(671)	93,106
New business	4,154	43	4,197	(21)	4,176
Changes in existing business	4,928	(58)	4,870	129	4,999
Change in liabilities charged to the income statement (note 10)	9,082	(15)	9,067	108	9,175
Exchange and other adjustments	(14)	–	(14)	–	(14)
At 31 December 2017	86,949	15,881	102,830	(563)	102,267
New business	5,476	31	5,507	(42)	5,465
Changes in existing business	(8,072)	(2,000)	(10,072)	(111)	(10,183)
Change in liabilities charged to the income statement (note 10)	(2,596)	(1,969)	(4,565)	(153)	(4,718)
Exchange and other adjustments	13	–	13	–	13
At 31 December 2018	84,366	13,912	98,278	(716)	97,562

Liabilities for insurance contracts and participating investment contracts can be split into with-profit fund liabilities, accounted for using the PRA’s realistic capital regime (realistic liabilities) and non-profit fund liabilities, accounted for using a prospective actuarial discounted cash flow methodology, as follows:

	2018			2017
	With-profit fund £m	Non-profit fund £m	Total £m	With-profit fund £m	Non-profit fund £m	Total £m
Insurance contracts	7,851	76,515	84,366	8,946	78,003	86,949
Participating investment contracts	7,438	6,474	13,912	8,481	7,400	15,881
Total	15,289	82,989	98,278	17,427	85,403	102,830

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
F-48

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

For those policies written in Scottish Widows pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up, within the With-Profit Fund originally held in Scottish Widows plc and subsequently transferred into Scottish Widows Limited, called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2018 of £2.5 billion (2017: £2.8 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

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

Key changes in assumptions

A detailed review of the Group’s assumptions in 2018 resulted in the following key impacts on profit before tax:

– Change in persistency assumptions (£135 million decrease).

– Change in the assumption in respect of current and future mortality and morbidity rates (£173 million increase).

– Change in expenses assumptions (£43 million decrease).

These amounts include the impacts of movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.

(IV) OPTIONS AND GUARANTEES OUTSIDE THE WITH-PROFIT FUNDS

A number of typical guarantees are provided outside the With-Profit Funds such as guaranteed payments on death (e.g. term assurance) or guaranteed income for life (e.g. annuities). In addition, certain personal pension policyholders in Scottish Widows, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £39 million (2017: £35 million) in respect of those guarantees.

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

The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

	2018 £m	2017 £m
Provisions for unearned premiums
Gross provision at 1 January	358	404
Increase in the year	681	724
Release in the year	(697)	(770)
Change in provision for unearned premiums charged to income statement	(16)	(46)
Gross provision at 31 December	342	358
Reinsurers’ share	(13)	(13)
Net provision at 31 December	329	345

These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

	2018 £m	2017 £m
Claims outstanding
Gross claims outstanding at 1 January	225	209
Cash paid for claims settled in the year	(306)	(321)
Increase/(decrease) in liabilities charged to the income statement [1]	335	337
	29	16
Gross claims outstanding at 31 December	254	225
Reinsurers’ share	–	–
Net claims outstanding at 31 December	254	225
Notified claims	170	174
Incurred but not reported	84	51
Net claims outstanding at 31 December	254	225

1	Of which an increase of £367 million (2017: £350 million) was in respect of current year claims and a decrease of £32 million (2017: a decrease of £13 million) was in respect of prior year claims.
F-50

Notes to the consolidated financial statements

NOTE 32: LIFE INSURANCE SENSITIVITY ANALYSIS

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

		2018		2017
	Change in variable	Increase (reduction in profit before tax £m )	Increase (reduction in equity £m )	Increase (reduction in profit before tax £m )	Increase (reduction in equity £m )
Non-annuitant mortality and morbidity[1]	5% reduction	22	18	23	19
Annuitant mortality[2]	5% reduction	(234)	(194)	(221)	(184)
Lapse rates[3]	10% reduction	89	74	75	62
Future maintenance and investment expenses[4]	10% reduction	262	217	289	240
Risk-free rate[5]	0.25% reduction	76	63	(40)	(33)
Guaranteed annuity option take up6	5% addition	(3)	(2)	(6)	(5)
Equity investment volatility[7]	1% addition	(5)	(4)	(7)	(6)
Widening of credit default spreads on corporate bonds[8]	0.25% addition	(364)	(303)	(235)	(195)
Increase in illiquidity premia[9]	0.10% addition	153	127	145	120

Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

1	This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.

2	This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.

3	This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.

4	This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.

5	This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.

6	This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.

7	This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.

8	This sensitivity shows the impact of a 25 basis point increase in credit default spreads on corporate bonds and the corresponding reduction in market values. Swap curves, the risk-free rate and illiquidity premia are all assumed to be unchanged.

9	This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premia. It assumes the overall spreads on assets are unchanged and hence market values are unchanged. Swap curves and the non-annuity risk-free rate are both assumed to be unchanged. The increased illiquidity premium increases the annuity risk-free rate.

NOTE 33: LIABILITIES ARISING FROM NON-PARTICIPATING INVESTMENT CONTRACTS

The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	2018 £m	2017 £m
At 1 January	15,447	20,112
New business	668	608
Changes in existing business	(2,262)	(5,273)
At 31 December	13,853	15,447

The balances above are shown gross of reinsurance. As at 31 December 2018, related reinsurance balances were £20 million (2017: £26 million); reinsurance balances are reported within other assets (note 27). Liabilities arising from non-participating investment contracts are categorised as level 2. See note 49 for details of levels in the fair value hierarchy.

NOTE 34: OTHER LIABILITIES

	2018 £m	2017 £m
Settlement balances	485	501
Unitholders’ interest in Open Ended Investment Companies	12,933	14,480
Unallocated surplus within insurance businesses	382	390
Other creditors and accruals	5,833	5,359
Total other liabilities	19,633	20,730
F-51

Notes to the consolidated financial statements

NOTE 35: RETIREMENT BENEFIT OBLIGATIONS

	2018 £m	2017 £m	2016 £m
Charge to the income statement
Defined benefit pension schemes	401	362	279
Other post-retirement benefit schemes	4	7	8
Total defined benefit schemes	405	369	287
Defined contribution pension schemes	300	256	268
Total charge to the income statement (note 11)	705	625	555

		2018 £m	2017 £m
Amounts recognised in the balance sheet
Retirement benefit assets		1,267	723
Retirement benefit obligations		(245)	(358)
Total amounts recognised in the balance sheet		1,022	365

The total amount recognised in the balance sheet relates to:
		2018 £m	2017 £m
Defined benefit pension schemes		1,146	509
Other post-retirement benefit schemes		(124)	(144)
Total amounts recognised in the balance sheet		1,022	365

Pension schemes

DEFINED BENEFIT SCHEMES

(I) CHARACTERISTICS OF AND RISKS ASSOCIATED WITH THE GROUP’S SCHEMES

The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the defined benefit section of the Lloyds Bank Pension Schemes No. 1, the Lloyds Bank Pension Scheme No. 2 and the HBOS Final Salary Pension Scheme. At 31 December 2018, these schemes represented 94 per cent of the Group’s total gross defined benefit pension assets (2017: 95 per cent). These schemes provide retirement benefits calculated as a percentage of final pensionable salary depending upon the length of service; the minimum retirement age under the rules of the schemes at 31 December 2018 is generally 55 although certain categories of member are deemed to have a contractual right to retire at 50.

The Group operates a number of funded and unfunded pension arrangements, the majority, including the three most significant schemes, are funded schemes in the UK. All these schemes are operated as separate legal entities under trust law and are in compliance with the Pensions Act 2004. All of the Group’s funded UK defined benefit pension schemes are managed by a Trustee Board (the Trustee) whose role is to ensure that their Scheme is administered in accordance with the Scheme rules and relevant legislation, and to safeguard the assets in the best interests of all members and beneficiaries. The Trustee is solely responsible for setting investment policy and for agreeing funding requirements with the employer through the funding valuation process. The Board of Trustees must be composed of representatives of the Company and plan participants in accordance with the Scheme’s regulations.

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

The most recent triennial funding valuation of the Group’s three main schemes, based on the position as at 31 December 2016, was completed during 2018. The valuation showed an aggregate funding deficit of £7.3 billion (a funding level of 85.6 per cent) compared to a £5.2 billion deficit (a funding level of 85.9 per cent) for the previous valuation as at 30 June 2014. In the light of this funding deficit, and in contemplation of the changes that the Group has made as a result of its Structural Reform Programme, the Group agreed a recovery plan with the trustees. Under the plan, deficit contributions of £412 million were paid during 2018, and these will rise to £618 million in 2019, £798 million in 2020, £1,287 million in 2021 and £1,305 million per annum from 2022 to 2024. Contributions in the later years will be subject to review and renegotiation at subsequent funding valuations. The next funding valuation is due to be completed by March 2021 with an effective date of 31 December 2019. The deficit contributions are in addition to the regular contributions to meet of benefits accruing over the year. The Group currently expects to pay contributions of approximately £1,050 million to its defined benefit schemes in 2019.

During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No 1 and Lloyds Bank Pension Scheme No 2 in the form of interests in limited liability partnerships for each of the two schemes which hold assets to provide security for the Group’s obligations to the two schemes. At 31 December 2018, the limited liability partnerships held assets of approximately £6.7 billion. The limited liability partnerships are consolidated fully in the Group’s balance sheet.

The Group has also established three private limited companies which hold assets to provide security for the Group’s obligations to the HBOS Final Salary Pension Scheme, a section of the Lloyds Bank Pension Scheme No 1 and the Lloyds Bank Offshore Pension Scheme. At 31 December 2018 these held assets of approximately £4.6 billion in aggregate. The private limited companies are consolidated fully in the Group’s balance sheet. The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2018.

The last funding valuations of other Group schemes were carried out on a number of different dates. In order to report the position under IAS 19 as at 31 December 2018 the most recent valuation results for all schemes have been updated by qualified independent actuaries. The main differences between the funding and IAS 19 valuations are different and more prudent approach to setting the discount rate and more conservative longevity assumptions used in the funding valuations.

F-52

Notes to the consolidated financial statements

Note 35: Retirement benefit obligations continued

In July 2018 a decision was sought from the High Court in respect of the requirement to equalise the Guaranteed Minimum Pension (GMP) benefits accrued between 1990 and 1997 from contracting out of the State Earnings Related Pension Scheme. In its judgment handed down on 26 October 2018 the High Court confirmed the requirement to treat men and women equally with respect to these benefits and a range of methods that the Trustee is entitled to adopt to achieve equalisation. The Group continues to work with the Trustee on the detail of implementing this judgment and has recognised a past service cost of £108 million consistent with the principles outlined within the judgment. This is based on a number of assumptions and the actual impact may be different.

(II) AMOUNTS IN THE FINANCIAL STATEMENTS

	2018 £m	2017 £m
Amount included in the balance sheet
Present value of funded obligations	(41,092)	(44,384)
Fair value of scheme assets	42,238	44,893
Net amount recognised in the balance sheet	1,146	509

	2018 £m	2017 £m
Net amount recognised in the balance sheet
At 1 January	509	(244)
Net defined benefit pension charge	(401)	(362)
Actuarial gains (losses) on defined benefit obligation	1,707	(731)
Return on plan assets	(1,558)	1,267
Employer contributions	863	580
Exchange and other adjustments	26	(1)
At 31 December	1,146	509

	2018 £m	2017 £m
Movements in the defined benefit obligation
At 1 January	(44,384)	(45,822)
Current service cost	(261)	(295)
Interest expense	(1,130)	(1,241)
Remeasurements:
Actuarial losses – experience	(439)	(347)
Actuarial (losses) gains – demographic assumptions	(201)	1,084
Actuarial gains (losses) – financial assumptions	2,347	(1,468)
Benefits paid	3,079	3,714
Past service cost	(108)	(14)
Curtailments	(12)	(10)
Settlements	17	15
Exchange and other adjustments	–	–
At 31 December	(41,092)	(44,384)

	2018 £m	2017 £m
Analysis of the defined benefit obligation:
Active members	(6,448)	(7,947)
Deferred members	(14,208)	(15,823)
Pensioners	(18,885)	(19,014)
Dependants	(1,551)	(1,600)
	(41,092)	(44,384)
F-53

Notes to the consolidated financial statements

Note 35: Retirement benefit obligations continued

	2018 £m	2017 £m
Changes in the fair value of scheme assets
At 1 January	44,893	45,578
Return on plan assets excluding amounts included in interest income	(1,558)	1,267
Interest income	1,152	1,242
Employer contributions	863	580
Benefits paid	(3,079)	(3,714)
Settlements	(18)	(18)
Administrative costs paid	(41)	(41)
Exchange and other adjustments	26	(1)
At 31 December	42,238	44,893

The expense recognised in the income statement for the year ended 31 December comprises:

	2018 £m	2017 £m	2016 £m
Current service cost	261	295	257
Net interest amount	(22)	(1)	(40)
Past service credits and curtailments	12	10	–
Settlements	1	3	6
Past service cost – plan amendments	108	14	20
Plan administration costs incurred during the year	41	41	36
Total defined benefit pension expense	401	362	279

(III) COMPOSITION OF SCHEME ASSETS

	2018			2017
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equity instruments	637	222	859	846	5	851
Debt instruments[1]:
Fixed interest government bonds	7,449	–	7,449	5,344	–	5,344
Index-linked government bonds	16,477	–	16,477	17,439	–	17,439
Corporate and other debt securities	8,813	–	8,813	6,903	–	6,903
Asset-backed securities	138	–	138	121	–	121
	32,877	–	32,877	29,807	–	29,807
Property	–	556	556	–	544	544
Pooled investment vehicles	4,578	10,494	15,072	3,937	13,443	17,380
Money market instruments, cash, derivatives and other assets and liabilities	(283)	(6,843)	(7,126)	1,501	(5,190)	(3,689)
At 31 December	37,809	4,429	42,238	36,091	8,802	44,893

1	Of the total debt instruments, £29,033 million (31 December 2017: £27,732 million) were investment grade (credit ratings equal to or better than ‘BBB’).

The assets of all the funded plans are held independently of the Group’s assets in separate trustee administered funds.

The pension schemes’ pooled investment vehicles comprise:

	2018 £m	2017 £m
Equity funds	2,329	2,669
Hedge and mutual funds	2,487	2,377
Liquidity funds	2,329	2,877
Bond and debt funds	313	1,830
Other	7,614	7,627
At 31 December	15,072	17,380
F-54

Notes to the consolidated financial statements

Note 35: Retirement benefit obligations continued

(IV) ASSUMPTIONS

The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2018%	2017%
Discount rate	2.90	2.59
Rate of inflation:
Retail Prices Index	3.20	3.20
Consumer Price Index	2.15	2.15
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.73	2.73

	2018 Years	2017 Years
Life expectancy for member aged 60, on the valuation date:
Men	27.8	27.9
Women	29.4	29.5
Life expectancy for member aged 60, 15 years after the valuation date:
Men	28.8	28.9
Women	30.6	30.7

The mortality assumptions used in the scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2018 is assumed to live for, on average, 27.8 years for a male and 29.4 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years’ time at age 60.

(V) AMOUNT TIMING AND UNCERTAINTY OF FUTURE CASH FLOWS

Risk exposure of the defined benefit schemes

Whilst the Group is not exposed to any unusual, entity specific or scheme specific risks in its defined benefit pension schemes, it is exposed to a number of significant risks, detailed below:

Inflation rate risk: the majority of the plans’ benefit obligations are linked to inflation both in deferment and once in payment. Higher inflation will lead to higher liabilities although this will be materially offset by holdings of inflation-linked gilts and, in most cases, caps on the level of inflationary increases are in place to protect against extreme inflation.

Interest rate risk: The defined benefit obligation is determined using a discount rate derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities although this will be materially offset by an increase in the value of bond holdings.

Longevity risk: The majority of the schemes obligations are to provide benefits for the life of the members so increases in life expectancy will result in an increase in the plans’ liabilities.

Investment risk: Scheme assets are invested in a diversified portfolio of debt securities, equities and other return-seeking assets. If the assets underperform the discount rate used to calculate the defined benefit obligation, it will reduce the surplus or increase the deficit. Volatility in asset values and the discount rate will lead to volatility in the net pension asset on the Group’s balance sheet and in other comprehensive income. To a lesser extent this will also lead to volatility in the pension expense in the Group’s income statement.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35: RETIREMENT BENEFIT OBLIGATIONS continued

	Effect of reasonably possible alternative assumptions
	Increase (decrease) in the income statement charge		Increase (decrease) in the net defined benefit pension scheme liability
	2018 £m	2017 £m	2018 £m	2017 £m
Inflation (including pension increases):[1]
Increase of 0.1 per cent	14	16	410	472
Decrease of 0.1 per cent	(14)	(15)	(395)	(453)
Discount rate:[2]
Increase of 0.1 per cent	(27)	(28)	(670)	(773)
Decrease of 0.1 per cent	25	26	686	794
Expected life expectancy of members:
Increase of one year	43	44	1,299	1,404
Decrease of one year	(42)	(41)	(1,257)	(1,357)

1	At 31 December 2018, the assumed rate of RPI inflation is 3.20 per cent and CPI inflation 2.15 per cent (2017: RPI 3.20 per cent and CPI 2.15 per cent).

2	At 31 December 2018, the assumed discount rate is 2.90 per cent (2017: 2.59 per cent).

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

At 31 December 2018 the asset-liability matching strategy mitigated 105 per cent of the liability sensitivity to interest rate movements and 106 per cent of the liability sensitivity to inflation movements. In addition a small amount of interest rate sensitivity arises through holdings of corporate and other debt securities.

Maturity profile of defined benefit obligation

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution and timing of benefit payments:

	2018 Years	2017 Years
Duration of the defined benefit obligation	18	19
	2018 £m	2017 £m
Maturity analysis of benefits expected to be paid:
Within 12 months	1,225	1,174
Between 1 and 2 years	1,299	1,235
Between 2 and 5 years	4,303	4,089
Between 5 and 10 years	8,305	8,082
Between 10 and 15 years	9,416	9,360
Between 15 and 25 years	18,417	19,044
Between 25 and 35 years	15,631	16,735
Between 35 and 45 years	9,924	11,156
In more than 45 years	4,270	5,219
F-56

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

During the year ended 31 December 2018 the charge to the income statement in respect of defined contribution schemes was £300 million (2017: £256 million; 2016: £268 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

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

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2018 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.81 per cent (2017: 6.81 per cent).

Movements in the other post-retirement benefits obligation:

	2018 £m	2017 £m
At 1 January	(144)	(236)
Actuarial gains	18	92
Insurance premiums paid	5	7
Charge for the year	(4)	(7)
Exchange and other adjustments	1	–
At 31 December	(124)	(144)

NOTE 36: DEFERRED TAX

The Group’s deferred tax assets and liabilities are as follows:

Statutory position	2018 £m	2017 £m	Tax disclosure	2018 £m	2017 £m
Deferred tax assets	2,453	2,284	Deferred tax assets	4,731	4,989
Deferred tax liabilities	–	–	Deferred tax liabilities	(2,278)	(2,705)
Asset at 31 December	2,453	2,284	Asset at 31 December	2,453	2,284

The statutory position reflects the deferred tax assets and liabilities as disclosed in the consolidated balance sheet and takes into account the ability of the Group to net assets and liabilities where there is a legally enforceable right of offset. The tax disclosure of deferred tax assets and liabilities ties to the amounts outlined in the tables below which splits the deferred tax assets and liabilities by type, before such netting.

As a result of legislation enacted in 2016, the UK corporation tax rate will reduce from 19 per cent to 17 per cent on 1 April 2020. The Group measures its deferred tax assets and liabilities at the value expected to be recoverable or payable in future periods, and re-measures them at each reporting date based on the most recent estimates of utilisation or settlement, including the impact of bank surcharge where appropriate. The deferred tax impact of this re-measurement in 2018 is a credit of £32 million in the income statement and a charge of £19 million in other comprehensive income.

On 29 October 2018, the UK government announced its intention to restrict the use of capital tax losses to 50 per cent of any future gains arising. Had this restriction been substantively enacted at 31 December 2018, the effect would have been to reduce net deferred tax assets by £41 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: DEFERRED TAX continued

Movements in deferred tax liabilities and assets (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Pension liabilities £m	Provisions £m	Share-based payments £m	Other temporary differences £m	Total £m
At 1 January 2017	4,298	969	228	40	61	38	5,634
(Charge) credit to the income statement	(264)	(226)	(287)	(7)	7	(28)	(805)
(Charge) credit to other comprehensive income	–	–	149	25	–	–	174
Other (charge) credit to equity	–	–	–	–	(17)	–	(17)
Impact of acquisitions and disposals	–	–	–	–	–	3	3
At 31 December 2017	4,034	743	90	58	51	13	4,989
Adjustment on adoption of IFRS 9 and IFRS 15 (note 54)	–	–	–	322	–	3	325
At 1 January 2018	4,034	743	90	380	51	16	5,314
(Charge) credit to the income statement	(256)	(100)	64	(45)	(6)	(5)	(348)
(Charge) credit to other comprehensive income	–	–	(92)	(138)	–	–	(230)
Other (charge) credit to equity	–	–	–	–	(5)	–	(5)
At 31 December 2018	3,778	643	62	197	40	11	4,731

Deferred tax liabilities	Long-term assurance business £m	Acquisition fair value £m	Pension assets £m	Derivatives £m	Asset revaluations[1] £m	Other temporary differences £m	Total £m
At 1 January 2017	(914)	(798)	(85)	(643)	(234)	(254)	(2,928)
(Charge) credit to the income statement	115	76	199	(139)	(40)	116	327
(Charge) credit to other comprehensive income	–	–	(295)	283	67	–	55
Impact of acquisitions and disposals	–	(157)	–	–	–	(2)	(159)
At 31 December 2017	(799)	(879)	(181)	(499)	(207)	(140)	(2,705)
(Charge) credit to the income statement	162	142	(67)	(19)	(33)	7	192
(Charge) credit to other comprehensive income	–	–	(25)	113	141	–	229
Exchange and other adjustments	–	–	–	–	–	6	6
At 31 December 2018	(637)	(737)	(273)	(405)	(99)	(127)	(2,278)

1	Financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets).

Deferred tax not recognised

No deferred tax has been recognised in respect of the future tax benefit of certain expenses of the life assurance business carried forward. The deferred tax asset not recognised in respect of these expenses is approximately £371 million (2017: £470 million), and these expenses can be carried forward indefinitely. The unrecognised deferred tax asset has reduced in 2018, as the Group’s utilisation estimate has improved over the year.

Deferred tax assets of approximately £78 million (2017: £76 million) have not been recognised in respect of £438 million of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.

In addition, no deferred tax asset is recognised in respect of unrelieved foreign tax credits of £46 million (2017: £46 million), as there are no expected future taxable profits against which the credits can be utilised. These credits can be carried forward indefinitely.

No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £36 million (2017: £35 million) relates to losses that will expire if not used within 20 years, and £53 million (2017: £56 million) relates to losses with no expiry date.

As a result of parent company exemptions on dividends from subsidiaries and on capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and joint arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: OTHER PROVISIONS

	Provisions for financial commitments and guarantees £m	Payment protection insurance £m	Other regulatory provisions £m	Vacant leasehold property £m	Other £m	Total £m
At 31 December 2017	30	2,778	1,292	56	1,390	5,546
Adjustment on adoption of IFRS 9 (note 54)	243					243
Balance at 1 January 2018	273					5,789
Exchange and other adjustments	(7)	100	1	–	41	135
Provisions applied	–	(2,104)	(1,032)	(44)	(619)	(3,799)
Charge for the year	(73)	750	600	50	95	1,422
At 31 December 2018	193	1,524	861	62	907	3,547

Provisions for financial commitments and guarantees

Provisions are held in cases where the Group is irrevocably committed to advance additional funds, but where there is doubt as to the customer’s ability to meet its repayment obligations. See also note 20.

Payment protection insurance (excluding MBNA)

The Group increased the provision for PPI costs by a further £750 million in the year ended 31 December 2018, bringing the total amount provided to £19,425 million.

The charge in 2018 related to a number of factors including higher expected complaint volumes, which increased to 13,000 per week, and associated administration costs, an increase in average redress per complaint, additional operational costs to deal with potential complaint volatility and continued improvements in data interrogation and the Group’s ability to identify valid complaints. The remaining provision is consistent with an average of approximately 13,000 complaints per week to the industry deadline of the end of August 2019.

At 31 December 2018, a provision of £1,329 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £1,859 million during the year ended 31 December 2018.

SENSITIVITIES

The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 53 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain including with respect to future complaint volumes. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is also uncertainty around the impact of the regulatory changes, Financial Conduct Authority media campaign and Claims Management Company and customer activity, and potential additional remediation arising from the continuous improvement of the Group’s operational practices.

For every additional 1,000 reactive complaints per week above 13,000 on average from January 2019 through to the industry deadline of the end of August 2019, the Group would expect an additional charge of approximately £85 million.

Payment protection insurance (MBNA)

As announced in December 2016, the Group’s exposure is capped at £240 million, which is already provided for through an indemnity received from Bank of America. MBNA increased its PPI provision by £100 million in the year ended 31 December 2018 but the Group’s exposure continues to remain capped at £240 million under the arrangement with Bank of America, notwithstanding this increase by MBNA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37 OTHER PROVISIONS continued

Other provisions for legal actions and regulatory matters

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2018 the Group charged a further £600 million in respect of legal actions and other regulatory matters, and the unutilised balance at 31 December 2018 was £861 million (31 December 2017: £1,292 million). The most significant items are as follows.

ARREARS HANDLING RELATED ACTIVITIES

The Group has provided an additional £151 million in the year ended 31 December 2018 for the costs of identifying and rectifying certain arrears management fees and activities, taking the total provided to date to £793 million. The Group has put in place a number of actions to improve its handling of customers in these areas and has made good progress in reimbursing arrears fees to impacted customers.

PACKAGED BANK ACCOUNTS

The Group has provided a further £45 million in the year ended 31 December 2018 (£245 million was provided in the year ended 31 December 2017) in respect of complaints relating to alleged mis-selling of packaged bank accounts, raising the total amount provided to £795 million. A number of risks and uncertainties remain particularly with respect to future volumes.

CUSTOMER CLAIMS IN RELATION TO INSURANCE BRANCH BUSINESS IN GERMANY

The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers received from customers in Austria and Italy. The industry-wide issue regarding notification of contractual ‘cooling off’ periods continued to lead to an increasing number of claims in 2016 and 2017 levelling out in 2018. Up to 31 December 2017 the Group had provided a total of £639 million, with no further amounts provided during the year ended 31 December 2018. The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS READING – CUSTOMER REVIEW

The Group has now completed its compensation assessment for all 71 business customers within the customer review, with more than 96 per cent of these offers accepted. In total, more than £96 million has been offered of which £78 million has so far been accepted, in addition to £9 million for ex-gratia payments and £5 million for the re-imbursements of legal fees.

The review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Group in 2009. The Group has provided a further £15 million in the year ended 31 December 2018 for customer settlements, raising the total amount provided to £115 million and is now nearing the end of the process of paying compensation to the victims of the fraud including ex-gratia payments and re-imbursements of legal fees.

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

Other

Following the sale of TSB Banking Group plc, the Group raised a provision of £665 million in relation to various ongoing commitments; £168 million of this provision remained unutilised at 31 December 2018.

Provisions are made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes irrevocably committed to the expenditure. At 31 December 2018 provisions of £191 million (31 December 2017: £104 million) were held.

The Group carries provisions of £122 million (2017: £136 million) for indemnities and other matters relating to legacy business disposals in prior year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: SUBORDINATED LIABILITIES

The movement in subordinated liabilities during the year was as follows:

	Preference shares £m	Preferred securities £m	Undated subordinated liabilities £m	Dated subordinated liabilities £m	Total £m
At 1 January 2017	864	4,134	599	14,234	19,831
Repurchases and redemptions during the year[1]	–	(237)	–	(771)	(1,008)
Foreign exchange movements	(43)	(221)	(34)	(487)	(785)
Other movements (all non-cash)	(8)	14	–	(122)	(116)
At 31 December 2017	813	3,690	565	12,854	17,922
Issued during the year[1]	–	–	–	1,729	1,729
Repurchases and redemptions during the year[1]	–	(614)	–	(1,642)	(2,256)
Foreign exchange movements	18	131	20	377	546
Other movements (all non-cash)	(28)	(2)	3	(258)	(285)
At 31 December 2018	803	3,205	588	13,060	17,656

1	The repurchases and redemptions resulted in cash outflows of £2,256 million (2017: £1,008 million).

Issued during 2018
Dated subordinated liabilities	£m
1.75% Subordinated Fixed Rate Notes 2028 callable 2023	664
4.344% Subordinated Fixed Rate Notes callable 2048	1,065
1,729
Repurchases and redemptions during 2018
Preferred securities	£m
6.461% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	600
Undated Perpetual Preferred Securities	14
614
Dated subordinated liabilities	£m
10.5% Subordinated Bonds callable 2018	150
6.75% Subordinated Fixed Rate Notes callable 2018	1,492
1,642

Repurchases and redemptions during 2017
Preferred securities	£m
7.627% Fixed to Floating Rate Guaranteed Non-voting Non-cumulative	163
Preferred Securities
4.385% Step-up Perpetual Capital Securities callable 2017 (€750 million)	74
237
Dated subordinated liabilities	£m
Subordinated Callable Notes 2017	771
771

There were no repurchases of preference shares or undated subordinated liabilities during 2017 or 2018.

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during 2018 (2017: none).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39: SHARE CAPITAL

(1) Authorised share capital

As permitted by the Companies Act 2006, the Company removed references to authorised share capital from its articles of association at the annual general meeting on 5 June 2009. This change took effect from 1 October 2009.

(2) Issued and fully paid share capital

	2018 Number of shares	2017 Number of shares	2016 Number of shares	2018 £m	2017 £m	2016 £m
Ordinary shares of 10p (formerly 25p) each
At 1 January	71,972,949,589	71,373,735,357	71,373,735,357	7,197	7,138	7,138
Issued under employee share schemes	768,551,098	518,293,181	–	77	51	–
Share buy-back programme (note 41)	(1,577,908,423)	–	–	(158)	–	–
Redesignation of limited voting ordinary shares (see below)	–	80,921,051	–	–	8	–
At 31 December	71,163,592,264	71,972,949,589	71,373,735,357	7,116	7,197	7,138
Limited voting ordinary shares of 10p (formerly 25p) each
At 1 January	–	80,921,051	80,921,051	–	8	8
Redesignation to ordinary shares (see below)	–	(80,921,051)	–	–	(8)	–
At 31 December	–	–	80,921,051	–	–	8
Total issued share capital				7,116	7,197	7,146

SHARE ISSUANCES

In 2018, 769 million shares (2017: 518 million shares) were issued in respect of employee share schemes; no shares were issued in 2016.

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

Information regarding significant direct or indirect holdings of shares in the Company can be found on page 157.

The directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary and preference shares as granted at the annual general meeting on 24 May 2018. The authority to issue shares and the authority to make market purchases of shares will expire at the next annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.

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

ORDINARY SHARES

The holders of ordinary shares, who held 100 per cent of the total ordinary share capital at 31 December 2018, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares may also receive a dividend (subject to the provisions of the Company’s articles of association) and on a winding up may share in the assets of the Company.

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

The Company has entered into deeds of covenant with the Foundations under the terms of which the Company makes annual donations. The deeds of covenant in effect as at 31 December 2018 provide that such annual donations will cease in certain circumstances, including the Company providing nine years’ notice. Such notice has been given to the Lloyds TSB Foundation for Scotland.

PREFERENCE SHARES

The Company has in issue various classes of preference shares which are all classified as liabilities under accounting standards and which are included in note 38.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40: SHARE PREMIUM ACCOUNT

	2018 £m	2017 £m	2016 £m
At 1 January	17,634	17,622	17,412
Issued under employee share schemes	85	12	–
Redemption of preference shares[1]	–	–	210
At 31 December	17,719	17,634	17,622

1	During the year ended 31 December 2016, the Company redeemed all of its outstanding 6.267% Non-cumulative Fixed to Floating Rate Callable US Dollar Preference Shares at their combined sterling equivalent par value of £210 million. These preference shares had been accounted for as subordinated liabilities. On redemption an amount of £210 million was transferred from the distributable merger reserve to the share premium account.

NOTE 41: OTHER RESERVES

	2018 £m	2017 £m	2016 £m
Other reserves comprise:
Merger reserve	7,766	7,766	7,766
Capital redemption reserve	4,273	4,115	4,115
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	279
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	5
Revaluation reserve in respect of available-for-sale financial assets		685	759
Cash flow hedging reserve	1,051	1,405	2,136
Foreign currency translation reserve	(164)	(156)	(124)
At 31 December	13,210	13,815	14,652

The merger reserve primarily comprises the premium on shares issued in January 2009 as part of the recapitalisation of the Group and the acquisition of HBOS plc.

The capital redemption reserve represents transfers from distributable reserve in accordance with companies’ legislation upon the redemption of ordinary and preference share capital.

The revaluation reserves in respect of debt securities and equity shares held at fair value through other comprehensive income represent the cumulative after tax unrealised change in the fair value of financial assets so classified since initial recognition; or in the case of financial assets obtained on acquisitions of businesses, since the date of acquisition.

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

	2018 £m	2017 £m	2016 £m
Merger reserve
At 1 January	7,766	7,766	7,976
Redemption of preference shares (note 40)	–	–	(210)
At 31 December	7,766	7,766	7,766

	2018 £m	2017 £m	2016 £m
Capital redemption reserve
At 1 January	4,115	4,115	4,115
Shares cancelled under share buy-back programme (see below)	158	–	–
At 31 December	4,273	4,115	4,115

On 8 March 2018 the Group announced the launch of a share buy-back programme to repurchase up to £1 billion of its outstanding ordinary shares; the programme ended on 24 August 2018. The Group entered into an agreement with UBS AG, London Branch (UBS) to conduct the share buy-back programme on its behalf and to make trading decisions under the programme independently of the Group. UBS purchased the Group’s ordinary shares as principal and sold them to the Group in accordance with the terms of their engagement. The Group cancelled the shares that it purchased through the programme.

The Group bought back and cancelled 1,578 million shares under the programme, for a total consideration, including expenses, of £1,005 million. Upon cancellation, £158 million being the nominal value of the shares repurchased was transferred to the capital redemption reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: OTHER RESERVES continued

2018 £m
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income
At 31 December 2017
Adjustment on adoption of IFRS 9 (note 54)	472
At 1 January 2018	472

Change in fair value	(37)
Deferred tax	35
Current tax	–
(2)
Income statement transfers:
Disposals (note 9)	(275)
Deferred tax	84
Current tax	–
(191)
At 31 December 2018	279

2018 £m
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income
At 31 December 2017
Adjustment on adoption of IFRS 9 (note 54)	(49)
At 1 January 2018	(49)

Change in fair value	(97)
Deferred tax	22
Current tax	–
(75)
Realised gains and losses transferred to retained profits	151
Deferred tax	(22)
Current tax	–
129
At 31 December 2018	5
F-64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41: OTHER RESERVES continued

Movements in other reserves were as follows:

		2017 £m	2016 £m
Revaluation reserve in respect of available-for-sale financial assets
At 1 January		759	(438)
Adjustment on transfer from held-to-maturity portfolio		–	1,544
Deferred tax		–	(417)
		–	1,127

Change in fair value of available-for-sale financial assets		303	356
Deferred tax		(26)	(25)
Current tax		(4)	(3)
		273	328
Income statement transfers:
Disposals (note 9)		(446)	(575)
Deferred tax		93	196
Current tax		–	(52)
		(353)	(431)

Impairment		6	173
Deferred tax		–	–
		6	173
At 31 December		685	759

	2018 £m	2017 £m	2016 £m
Cash flow hedging reserve
At 1 January	1,405	2,136	727
Change in fair value of hedging derivatives	234	(363)	2,432
Deferred tax	(69)	121	(610)
	165	(242)	1,822
Income statement transfers (note 5)	(701)	(651)	(557)
Deferred tax	182	162	144
	(519)	(489)	(413)
At 31 December	1,051	1,405	2,136

	2018 £m	2017 £m	2016 £m
Foreign currency translation reserve
At 1 January	(156)	(124)	(120)
Currency translation differences arising in the year	(8)	(21)	(110)
Foreign currency gains on net investment hedges (tax: £nil)	–	(11)	106
At 31 December	(164)	(156)	(124)
F-65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42: RETAINED PROFITS

	2018 £m	2017 £m	2016 £m
At 31 December 2017	4,905
Adjustment on adoption of IFRS 9 and IFRS 15 (note 54)	(929)
At 1 January	3,976	3,250	4,416
Profit for the year	4,302	3,807	2,063
Dividends paid[1]	(2,240)	(2,284)	(2,014)
Issue costs of other equity instruments (net of tax) (note 43)	(5)	–	–
Distributions on other equity instruments (net of tax)	(327)	(313)	(321)
Share buy-back programme (note 41)	(1,005)	–	–
Realised gains and losses on equity shares held at fair value through other comprehensive income	(129)
Post-retirement defined benefit scheme remeasurements	120	482	(1,028)
Share of other comprehensive income of associates and joint ventures	8	–	–
Gains and losses attributable to own credit risk (net of tax)[2]	389	(40)	–
Movement in treasury shares	40	(411)	(175)
Value of employee services:
Share option schemes	53	82	141
Other employee award schemes	207	332	168
At 31 December	5,389	4,905	3,250

1	In 2017 and 2016, net of a credit in respect of unclaimed dividends written-back in accordance with the Company’s Articles of Association.

2	During 2017 the Group derecognised, on redemption, financial liabilities on which cumulative fair value movements relating to own credit of £3 million net of tax, had been recognised directly in retained profits (2018: £nil).

Retained profits are stated after deducting £499 million (2017: £611 million; 2016: £495 million) representing 909 million (2017: £861 million; 2016: £730 million) treasury shares held.

The payment of dividends by subsidiaries and the ability of members of the Group to lend money to other members of the Group may be subject to regulatory or legal restrictions, the availability of reserves and the financial and operating performance of the entity. Details of such restrictions and the methods adopted by the Group to manage the capital of its subsidiaries are provided under Capital Risk on page 80.

NOTE 43: OTHER EQUITY INSTRUMENTS

	2018 £m	2017 £m	2016 £m
At 1 January	5,355	5,355	5,355
Issued in the year:
US dollar notes ($1,500 million nominal)	1,136	–	–
At 31 December	6,491	5,355	5,355

During the year ended 31 December 2018 the Group issued £1,136 million (US$1,500 million) of Additional Tier 1 (AT1) securities; issue costs of £5 million, net of tax, have been charged to retained profits.

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
F-66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 44: DIVIDENDS ON ORDINARY SHARES

The directors have recommended a final dividend, which is subject to approval by the shareholders at the Annual General Meeting, of 2.14 pence per share (2017: 2.05 pence per share; 2016: 1.7 pence per share) representing a total dividend of £1,523 million (2017: £1,475 million; 2016: £1,212 million), which will be paid on 21 May 2019. At 31 December 2016 the directors also recommended a special dividend of 0.5 pence per share representing a total dividend of £356 million. The financial statements do not reflect recommended dividends.

Dividends paid during the year were as follows:

	2018 pence per share	2017 pence per share	2016 pence per share	2018 £m	2017 £m	2016 £m
Recommended by directors at previous year end:
Final dividend	2.05	1.70	1.50	1,475	1,212	1,070
Special dividend	–	0.50	0.50	–	356	357
Interim dividend paid in the year	1.07	1.00	0.85	765	720	607
	3.12	3.20	2.85	2,240	2,288	2,034

The cash cost of the dividends paid in the year was £2,240 million (2017: £2,284 million; 2016: £2,014 million), in 2017 and 2016 this was net of a credit in respect of unclaimed dividends written-back in accordance with the Company’s Articles of Association.

In addition, the Group intends to implement a share buyback of up to £1.75 billion (2017: £1 billion) which will commence in March 2019 and is expected to be completed by 31 December 2019.

The trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but have chosen to waive their entitlement to the dividends on those shares as indicated: the Lloyds Banking Group Share Incentive Plan (holding at 31 December 2018: 5,538,164 shares, 31 December 2017: 12,414,401 shares, waived rights to all dividends), the HBOS Share Incentive Plan Trust (holding at 31 December 2018: 445,625 shares, 31 December 2017: 445,625 shares, waived rights to all dividends), the Lloyds Banking Group Employee Share Ownership Trust (holding at 31 December 2018: 5,679,119 shares, 31 December 2017: 13,346,132 shares, on which it waived rights to all dividends) and Lloyds Group Holdings (Jersey) Limited (holding at 31 December 2018: 42,846 shares, 31 December 2017: 42,846 shares, waived rights to all but a nominal amount of one penny in total).

NOTE 45: SHARE-BASED PAYMENTS

Charge to the income statement

The charge to the income statement is set out below:

	2018 £m	2017 £m	2016 £m
Deferred bonus plan	325	313	266
Executive and SAYE plans:
Options granted in the year	14	17	16
Options granted in prior years	71	81	138
	85	98	154
Share plans:
Shares granted in the year	16	17	15
Shares granted in prior years	17	9	7
	33	26	22
Total charge to the income statement	443	437	442

During the year ended 31 December 2018 the Group operated the following share-based payment schemes, all of which are equity settled.

Group Performance Share plan

The Group operates a Group Performance Share plan that is equity settled. Bonuses in respect of employee performance in 2018 have been recognised in the charge in line with the proportion of the deferral period completed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: SHARE-BASED PAYMENTS continued

Save-As-You-Earn schemes

Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) schemes to save up to £500 per month and, at the expiry of a fixed term of three or five years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discounted price of no less than 80 per cent of the market price at the start of the invitation.

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2018			2017
	Number of options	Weighted average exercise price (pence	)	Number of options	Weighted average exercise price (pence	)
Outstanding at 1 January	860,867,088	51.34		678,692,896	51.76
Granted	188,866,162	47.92		268,653,890	51.03
Exercised	(135,721,404)	59.00		(13,119,229)	55.58
Forfeited	(22,909,999)	49.85		(18,545,569)	51.70
Cancelled	(78,073,042)	50.66		(41,211,075)	52.77
Expired	(10,033,887)	55.20		(13,603,825)	56.98
Outstanding at 31 December	802,994,918	49.30		860,867,088	51.34
Exercisable at 31 December	68,378	60.02		–	–

The weighted average share price at the time that the options were exercised during 2018 was £0.67 (2017: £0.67). The weighted average remaining contractual life of options outstanding at the end of the year was 2.16 years (2017: 1.4 years).

The weighted average fair value of SAYE options granted during 2018 was £0.13 (2017: £0.15). The fair values of the SAYE options have been determined using a standard Black-Scholes model.

Other share option plans

LLOYDS BANKING GROUP EXECUTIVE SHARE PLAN 2003

The Plan was adopted in December 2003 and under the Plan share options may be granted to senior employees. Options under this plan have been granted specifically to facilitate recruitment (to compensate new recruits for any lost share awards), and also to make grants to key individuals for retention purposes. In some instances, grants may be made subject to individual performance conditions.

Participants are not entitled to any dividends paid during the vesting period.

	2018			2017
	Number of options	Weighted average exercise price (pence	)	Number of options	Weighted average exercise price (pence	)
Outstanding at 1 January	14,523,989	Nil		218,962,281	Nil
Granted	3,914,599	Nil		5,466,405	Nil
Exercised	(6,854,043)	Nil		(104,967,667)	Nil
Vested	(148,109)	Nil		–	–
Forfeited	(662,985)	Nil		(81,883)	Nil
Lapsed	(510,423)	Nil		(104,855,147)	Nil
Outstanding at 31 December	10,263,028	Nil		14,523,989	Nil
Exercisable at 31 December	3,305,442	Nil		7,729,919	Nil

The weighted average fair value of options granted in the year was £0.55 (2017: £0.62). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2018 was £0.65 (2017: £0.69). The weighted average remaining contractual life of options outstanding at the end of the year was 5.2 years (2017: 4.9 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 45: SHARE-BASED PAYMENTS continued

Other share plans

LLOYDS BANKING GROUP EXECUTIVE SHARE OWNERSHIP PLAN

The plan, introduced in 2006, is aimed at delivering shareholder value by linking the receipt of shares to an improvement in the performance of the Group over a three year period. Awards are made within limits set by the rules of the plan, with the limits determining the maximum number of shares that can be awarded equating to three times annual salary. In exceptional circumstances this may increase to four times annual salary.

For the 2016 and 2017 plan participants may be entitled to any dividends paid during the vesting period if the performance conditions are met. An amount equal in value to any dividends paid between the award date and the date the Remuneration Committee determine that the performance conditions were met may be paid, based on the number of shares that vest. The Remuneration Committee will determine if any dividends are to be paid in cash or in shares. Details of the performance conditions for the plan are provided in the Directors’ remuneration report.

At the end of the performance period for the 2015 grant, the targets had not been fully met and therefore these awards vested in 2018 at a rate of 66.3 per cent.

	2018 Number of shares	2017 Number of shares
Outstanding at 1 January	370,804,915	358,228,028
Granted	160,586,201	139,812,788
Vested	(73,270,301)	(57,406,864)
Forfeited	(48,108,870)	(73,268,966)
Dividend award	7,373,691	3,439,929
Outstanding at 31 December	417,385,636	370,804,915

Awards in respect of the 2016 grant vested in 2019 at a rate of 68.7 per cent.

The weighted average fair value of awards granted in the year was £0.48 (2017: £0.57).

The fair value calculations at 31 December 2018 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	Save-As-You-Earn	Executive Share Plan 2003	LTIP
Weighted average risk-free interest rate	0.96%	0.74%	0.94%
Weighted average expected life	3.3 years	1.3 years	3.7 years
Weighted average expected volatility	28%	21%	29%
Weighted average expected dividend yield	4.0%	4.0%	4.0%
Weighted average share price	£0.59	£0.58	£0.67
Weighted average exercise price	£0.48	Nil	Nil

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

On 10 May 2018, the Group made an award of £200 (2017: £200) of shares to all eligible employees. The number of shares awarded was 21,513,300 (2017: 21,566,047), with an average fair value of £0.67 (2017: £0.69) based on the market price at the date of award.

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

The number of shares awarded relating to matching shares in 2018 was 34,174,161 (2017: 32,025,497), with an average fair value of £0.63 (2017: £0.67), based on market prices at the date of award.

FIXED SHARE AWARDS

Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group shares, released over five years with 20 per cent being released each year following the year of award. The number of shares purchased in 2018 was 8,965,562 (2017: 9,313,314).

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

The table below details, on an aggregated basis, key management personnel compensation:

	2018 £m	2017 £m	2016 £m
Compensation
Salaries and other short-term benefits	14	13	17
Post-employment benefits	–	–	–
Share-based payments	18	22	23
Total compensation	32	35	40

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £nil million (2017: £0.05 million; 2016: £0.1 million).

	2018 million	2017 million	2016 million
Share option plans
At 1 January	1	3	9
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	–	–	3
Exercised/lapsed (includes entitlements of former key management personnel)	(1)	(2)	(9)
At 31 December	–	1	3

	2018 million	2017 million	2016 million
Share plans
At 1 January	82	65	82
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	39	37	29
Exercised/lapsed (includes entitlements of former key management personnel)	(37)	(20)	(46)
At 31 December	84	82	65

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2018 £m	2017 £m	2016 £m
Loans
At 1 January	2	4	5
Advanced (includes loans of appointed key management personnel)	1	1	3
Repayments (includes loans of former key management personnel)	(1)	(3)	(4)
At 31 December	2	2	4

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 6.70 per cent and 24.20 per cent in 2018 (2017: 6.45 per cent and 23.95 per cent; 2016: 2.49 per cent and 23.95 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2017 and 2016: £nil).

	2018 £m	2017 £m	2016 £m
Deposits
At 1 January	20	12	13
Placed (includes deposits of appointed key management personnel)	33	41	41
Withdrawn (includes deposits of former key management personnel)	(33)	(33)	(42)
At 31 December	20	20	12

Deposits placed by key management personnel attracted interest rates of up to 3.5 per cent (2017: 4.0 per cent; 2016: 4.0 per cent).

At 31 December 2018, the Group did not provide any guarantees in respect of key management personnel (2017 and 2016: none).

At 31 December 2018, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £0.5 million with 3 directors and 3 connected persons (2017: £0.01 million with three directors and two connected persons; 2016: £0.4 million with five directors and two connected persons).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 46: RELATED PARTY TRANSACTIONS continued

Subsidiaries

In accordance with IFRS 10 Consolidated financial statements, transactions and balances with subsidiaries have been eliminated on consolidation.

Pension funds

The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2018, customer deposits of £225 million (2017: £337 million) and investment and insurance contract liabilities of £79 million (2017: £307 million) related to the Group’s pension funds.

Collective investment vehicles

The Group manages 131 (2017: 134) collective investment vehicles, such as Open Ended Investment Companies (OEICs) and of these 82 (2017: 83) are consolidated. The Group invested £620 million (2017: £418 million) and redeemed £404 million (2017: £616 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £2,513 million (2017: £2,328 million) at 31 December. The Group earned fees of £128 million from the unconsolidated collective investment vehicles during 2018 (2017: £133 million).

Joint ventures and associates

At 31 December 2018 there were loans and advances to customers of £57 million (2017: £123 million) outstanding and balances within customer deposits of £2 million (2017: £9 million) relating to joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2018, these companies had total assets of approximately £4,091 million (2017: £4,661 million), total liabilities of approximately £4,616 million (2017: £5,228 million) and for the year ended 31 December 2018 had turnover of approximately £4,522 million (2017: £4,601 million) and made a loss of approximately £125 million (2017: net loss of £87 million). In addition, the Group has provided £1,141 million (2017: £1,226 million) of financing to these companies on which it received £49 million (2017: £81 million) of interest income in the year.

NOTE 47: CONTINGENT LIABILITIES AND COMMITMENTS

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing investigations and litigation (as described below) which involve card schemes such as Visa and Mastercard. However, the Group is a member / licensee of Visa and Mastercard and other card schemes:

–	The European Commission continues to pursue competition investigations against Mastercard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;

–	Litigation brought by retailers continues in the English Courts against both Visa and Mastercard;

–	Any ultimate impact on the Group of the above investigations and litigation against Visa and Mastercard remains uncertain at this time.

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

LIBOR and other trading rates

In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Group continues to cooperate with various other government and regulatory authorities, including the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims, have been dismissed by the US Federal Court for Southern District of New York (subject to appeals).

Certain Group companies are also named as defendants in (i) UK based claims; and (ii) in 2 Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK shareholder litigation

In August 2014, the Group and a number of former directors were named as defendants in a claim by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. The defendants refute all claims made. A trial commenced in the English High Court on 18 October 2017 and concluded on 5 March 2018 with judgment to follow. It is currently not possible to determine the ultimate impact on the Group (if any).

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £770 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £250 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 47: Contingent liabilities and commitments continued

Residential mortgage repossessions

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA has been actively engaged with the industry in relation to these considerations and has published Guidance on the treatment of customers with mortgage payment shortfalls. The Guidance covers remediation for mortgage customers who may have been affected by the way firms calculate these customers’ monthly mortgage instalments. The Group is implementing the Guidance and has now contacted nearly all affected customers with any remaining customers anticipated to be contacted by the end of March 2019.

Mortgage arrears handling activities- FCA investigation

On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and the Group continues to cooperate with the FCA. It is not currently possible to make a reliable assessment of any liability that may result from the investigation including any financial penalty or public censure.

HBOS Reading – FCA investigation

On 7 April 2017 the FCA announced that it had resumed its investigation into the events surrounding the discovery of misconduct within the Reading-based Impaired Assets team of HBOS. The investigation is ongoing and the Group continues to cooperate with the FCA. It is not currently possible to make a reliable assessment of any liability that may result from the investigation including any financial penalty or public censure.

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

	2018 £m	2017 £m
Contingent liabilities
Acceptances and endorsements	194	71
Other:
Other items serving as direct credit substitutes	632	740
Performance bonds and other transaction-related contingencies	2,425	2,300
	3,057	3,040
Total contingent liabilities	3,251	3,111

The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2018 £m	2017 £m
Commitments and guarantees
Documentary credits and other short-term trade-related transactions	1	–
Forward asset purchases and forward deposits placed	731	384
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	11,594	11,156
Other commitments and guarantees	85,060	85,015
	96,654	96,171
1 year or over original maturity	37,712	39,074
Total commitments and guarantees	135,098	135,629

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £64,884 million (2017: £65,946 million) was irrevocable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 47: Contingent liabilities and commitments continued

Operating lease commitments

Where a Group company is the lessee the future minimum lease payments under non-cancellable premises operating leases are as follows:

	2018 £m	2017 £m
Not later than 1 year	259	275
Later than 1 year and not later than 5 years	807	845
Later than 5 years	977	934
Total operating lease commitments	2,043	2,054

Operating lease payments represent rental payable by the Group for certain of its properties. Some of these operating lease arrangements have renewal options and rent escalation clauses, although the effect of these is not material. No arrangements have been entered into for contingent rental payments.

Capital commitments

Excluding commitments in respect of investment property (note 26), capital expenditure contracted but not provided for at 31 December 2018 amounted to £378 million (2017: £444 million). Of this amount, £369 million (2017: £440 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

NOTE 48: STRUCTURED ENTITIES

The Group’s interests in structured entities are both consolidated and unconsolidated. Detail of the Group’s interests in consolidated structured entities are set out in: note 30 for securitisations and covered bond vehicles, note 35 for structured entities associated with the Group’s pension schemes, and below in part (A) and (B). Details of the Group’s interests in unconsolidated structured entities are included below in part (C).

(A) Asset-backed conduits

In addition to the structured entities discussed in note 30, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in client receivables and debt securities. The total consolidated exposure of Cancara at 31 December 2018 was £5,122 million (2017: £6,049 million), comprising £5,012 million of loans and advances (2017: £5,939 million) and £110 million of debt securities (2017: £110 million).

All lending assets and debt securities held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group’s banking activities. During 2018 there have continued to be planned drawdowns on certain liquidity facilities for balance sheet management purposes, supporting the programme to provide funding alongside the proceeds of the asset-backed commercial paper issuance. The Group could be asked to provide support under the contractual terms of these arrangements including, for example, if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption.

The external assets in Cancara are consolidated in the Group’s financial statements.

(B) Consolidated collective investment vehicles and limited partnerships

The assets of the Insurance business held in consolidated collective investment vehicles, such as Open-Ended Investment Companies and limited partnerships, are not directly available for use by the Group. However, the Group’s investment in the majority of these collective investment vehicles is readily realisable. As at 31 December 2018, the total carrying value of these consolidated collective investment vehicle assets and liabilities held by the Group was £62,648 million (2017: £68,124 million).

The Group has no contractual arrangements (such as liquidity facilities) that would require it to provide financial or other support to the consolidated collective investment vehicles; the Group has not previously provided such support and has no current intentions to provide such support.

(C) Unconsolidated collective investment vehicles and limited partnerships

The Group’s direct interests in unconsolidated structured entities comprise investments in collective investment vehicles, such as Open-Ended Investment Companies, and limited partnerships with a total carrying value of £26,028 million at 31 December 2018 (2017: £28,759 million), included within financial assets designated at fair value through profit and loss (see note 16). These investments include both those entities managed by third parties and those managed by the Group. At 31 December 2018, the total asset value of these unconsolidated structured entities, including the portion in which the Group has no interest, was £2,435 billion (2017: £2,338 billion).

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

The Group earns fees from managing the investments of these funds. The investment management fees that the Group earned from these entities, including those in which the Group held no ownership interest at 31 December 2018, are reported in note 6.

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

		Mandatorily held at fair value through profit or loss
	Derivatives designated as hedging instruments £m	Held for trading £m	Other £m	Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Insurance contracts £m	Total £m
At 31 December 2018
Financial assets
Cash and balances at central banks	–	–	–	–	–	54,663	–	54,663
Items in the course of collection from banks	–	–	–	–	–	647	–	647
Financial assets at fair value through profit or loss	–	35,246	123,283	–	–	–	–	158,529
Derivative financial instruments	1,563	22,032	–	–	–	–	–	23,595
Loans and advances to banks	–	–	–	–	–	6,283	–	6,283
Loans and advances to customers	–	–	–	–	–	484,858	–	484,858
Debt securities	–	–	–	–	–	5,238	–	5,238
Financial assets at amortised cost	–	–	–	–	–	496,379	–	496,379
Financial assets at fair value through other
comprehensive income	–	–	–	–	24,815	–	–	24,815
Total financial assets	1,563	57,278	123,283	–	24,815	551,689	–	758,628
Financial liabilities
Deposits from banks	–	–	–	–	–	30,320	–	30,320
Customer deposits	–	–	–	–	–	418,066	–	418,066
Items in course of transmission to banks	–	–	–	–	–	636	–	636
Financial liabilities at fair value through profit or loss	–	23,451	–	7,096	–	–	–	30,547
Derivative financial instruments	1,108	20,265	–	–	–	–	–	21,373
Notes in circulation	–	–	–	–	–	1,104	–	1,104
Debt securities in issue	–	–	–	–	–	91,168	–	91,168
Liabilities arising from insurance contracts and participating investment contracts	–	–	–	–	–	–	98,874	98,874
Liabilities arising from non-participating investment contracts	–	–	–	–	–	–	13,853	13,853
Unallocated surplus within insurance businesses	–	–	–	–	–	–	382	382
Subordinated liabilities	–	–	–	–	–	17,656	–	17,656
Total financial liabilities	1,108	43,716	–	7,096	–	558,950	113,109	723,979
F-74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 49: Financial instruments continued

		At fair value through profit or loss
	Derivatives designated as hedging instruments £m	Held for trading £m	Other £m	Available- for-sale £m	Held at amortised cost £m	Insurance contracts £m	Total £m
At 31 December 2017
Financial assets
Cash and balances at central banks	–	–	–	–	58,521	–	58,521
Items in the course of collection from banks	–	–	–	–	755	–	755
Financial assets at fair value through profit or loss	–	42,236	120,642	–	–	–	162,878
Derivative financial instruments	1,881	23,953	–	–	–	–	25,834
Loans and advances to banks	–	–	–	–	6,611	–	6,611
Loans and advances to customers	–	–	–	–	472,498	–	472,498
Debt securities	–	–	–	–	3,643	–	3,643
Financial assets at amortised cost	–	–	–	–	482,752	–	482,752
Available-for-sale financial assets	–	–	–	42,098	–	–	42,098
Total financial assets	1,881	66,189	120,642	42,098	542,028	–	772,838
Financial liabilities
Deposits from banks	–	–	–	–	29,804	–	29,804
Customer deposits	–	–	–	–	418,124	–	418,124
Items in course of transmission to banks	–	–	–	–	584	–	584
Financial liabilities at fair value through profit or loss	–	43,062	7,815	–	–	–	50,877
Derivative financial instruments	1,613	24,511	–	–	–	–	26,124
Notes in circulation	–	–	–	–	1,313	–	1,313
Debt securities in issue	–	–	–	–	72,450	–	72,450
Liabilities arising from insurance contracts
and participating investment contracts	–	–	–	–	–	103,413	103,413
Liabilities arising from non-participating investment
contracts	–	–	–	–	–	15,447	15,447
Unallocated surplus within insurance businesses	–	–	–	–	–	390	390
Subordinated liabilities	–	–	–	–	17,922	–	17,922
Total financial liabilities	1,613	67,573	7,815	–	540,197	119,250	736,448

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

Note 49: Financial instruments continued

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 49: Financial instruments continued

(3) Financial assets and liabilities carried at fair value

(A) FINANCIAL ASSETS, EXCLUDING DERIVATIVES

VALUATION HIERARCHY

At 31 December 2018, the Group’s financial assets carried at fair value, excluding derivatives, totalled £183,344 million (31 December 2017: £204,976 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on page F-76). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

Valuation hierarchy

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2018
Financial assets at fair value through profit or loss
Loans and advances to customers	–	27,285	10,565	37,850
Loans and advances to banks	–	3,026	–	3,026
Debt securities:
Government securities	17,926	169	–	18,095
Other public sector securities	–	2,064	–	2,064
Bank and building society certificates of deposit	84	1,021	–	1,105
Asset-backed securities:
Mortgage-backed securities	–	219	6	225
Other asset-backed securities	–	231	118	349
Corporate and other debt securities	–	16,840	1,470	18,310
	18,010	20,544	1,594	40,148
Treasury and other bills	20	–	–	20
Equity shares	75,701	26	1,758	77,485
Total financial assets at fair value through profit or loss	93,731	50,881	13,917	158,529
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	18,847	124	–	18,971
Bank and building society certificates of deposit	–	118	–	118
Asset-backed securities:
Mortgage-backed securities	–	–	120	120
Other asset-backed securities	–	5	126	131
Corporate and other debt securities	32	5,119	–	5,151
	18,879	5,366	246	24,491
Treasury and other bills	303	–	–	303
Equity shares	–	–	21	21
Total financial assets at fair value through other comprehensive income	19,182	5,366	267	24,815
Total financial assets carried at fair value, excluding derivatives	112,913	56,247	14,184	183,344
F-77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2017
Financial assets at fair value through profit or loss
Loans and advances to customers	–	29,976	–	29,976
Loans and advances to banks	–	1,614	–	1,614
Debt securities:
Government securities	20,268	1,729	23	22,020
Other public sector securities	–	1,526	1	1,527
Bank and building society certificates of deposit	–	222	–	222
Asset-backed securities:
Mortgage-backed securities	3	348	49	400
Other asset-backed securities	5	229	787	1,021
Corporate and other debt securities	–	18,542	1,448	19,990
	20,276	22,596	2,308	45,180
Treasury and other bills	18	–	–	18
Equity shares	84,694	18	1,378	86,090
Total trading and other financial assets at fair value through profit or loss	104,988	54,204	3,686	162,878
Available-for-sale financial assets
Debt securities:
Government securities	34,534	174	–	34,708
Bank and building society certificates of deposit	–	167	–	167
Asset-backed securities:
Mortgage-backed securities	–	1,156	–	1,156
Other asset-backed securities	–	163	92	255
Corporate and other debt securities	229	4,386	–	4,615
	34,763	6,046	92	40,901
Equity shares	555	38	604	1,197
Total available-for-sale financial assets	35,318	6,084	696	42,098
Total financial assets carried at fair value, excluding derivatives	140,306	60,288	4,382	204,976

MOVEMENTS IN LEVEL 3 PORTFOLIO

The table below analyses movements in level 3 financial assets, excluding derivatives, carried at fair value (recurring measurement).

		2018			2017
	Financial assets at fair value through profit or loss £m	At fair value through other comprehensive income £m	Available- for-sale £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m	Financial assets at fair value through profit or loss £m	Available- for-sale £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m
At 31 December 2017	3,686		696	4,382
Adjustment on adoption of IFRS 9 (note 54)	10,466	302	(696)	10,072
At 1 January	14,152	302		14,454	3,806	894	4,700
Exchange and other adjustments	87	(2)		85	(1)	(24)	(25)
Gains recognised in the income statement within other income	439	–		439	202	–	202
(Losses) gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets)	–	(4)		(4)	–	(117)	(117)
Purchases/increases to customer loans	2,480	2		2,482	774	41	815
Sales	(3,593)	(95)		(3,688)	(1,005)	(61)	(1,066)
Transfers into the level 3 portfolio	815	348		1,163	152	2	154
Transfers out of the level 3 portfolio	(463)	(284)		(747)	(242)	(39)	(281)
At 31 December	13,917	267		14,184	3,686	696	4,382
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	(104)	–		(104)	125	–	125
F-78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

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

(B) FINANCIAL LIABILITIES, EXCLUDING DERIVATIVES

VALUATION HIERARCHY

At 31 December 2018, the Group’s financial liabilities carried at fair value, excluding derivatives, comprised its financial liabilities at fair value through profit or loss and totalled £30,547 million (31 December 2017: £50,877 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-76). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2018
Financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	7,085	11	7,096
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	21,595	–	21,595
Other deposits	–	242	–	242
Short positions in securities	1,464	150	–	1,614
	1,464	21,987	–	23,451
Total financial liabilities carried at fair value, excluding derivatives	1,464	29,072	11	30,547
At 31 December 2017
Financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	3	7,812	–	7,815
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	41,378	–	41,378
Other deposits	–	381	–	381
Short positions in securities	1,106	197	–	1,303
	1,106	41,956	–	43,062
Total financial liabilities carried at fair value, excluding derivatives	1,109	49,768	–	50,877
F-79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

The table below analyses movements in the level 3 financial liabilities portfolio, excluding derivatives.

	2018 £m	2017 £m
At 1 January	–	2
Losses (gains) recognised in the income statement within other income	–	(2)
Redemptions	–	–
Transfers into the level 3 portfolio	11	–
Transfers out of the level 3 portfolio	–	–
At 31 December	11	–
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December	–	–

VALUATION METHODOLOGY FOR FINANCIAL LIABILITIES, EXCLUDING DERIVATIVES

Liabilities held at fair value through profit or loss

These principally comprise debt securities in issue which are classified as level 2 and their fair value is determined using techniques whose inputs are based on observable market data. The carrying amount of the securities is adjusted to reflect the effect of changes in own credit spreads and the resulting gain or loss is recognised in other comprehensive income.

At 31 December 2018, the own credit adjustment arising from the fair valuation of £7,085 million (2017: £7,812 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a gain of £533 million (2017: loss of £55 million), before tax, recognised in other comprehensive income.

Trading liabilities in respect of securities sold under repurchase agreements

The fair value of these liabilities is determined using discounted cash flow techniques. The discount rates are derived from observable repo curves specific to the type of security sold under the repurchase agreement.

(C) DERIVATIVES

All of the Group’s derivative assets and liabilities are carried at fair value. At 31 December 2018, such assets totalled £23,595 million (31 December 2017: £25,834 million) and liabilities totalled £21,373 million (31 December 2017: £26,124 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-76). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2018				2017
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	93	22,575	927	23,595	246	24,532	1,056	25,834
Derivative liabilities	(132)	(20,525)	(716)	(21,373)	(587)	(24,733)	(804)	(26,124)

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

F-80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2018		2017
	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	1,056	(804)	1,399	(960)
Exchange and other adjustments	7	(5)	24	(20)
Losses (gains) recognised in the income statement within other income	(84)	49	(208)	215
Purchases (additions)	–	(68)	103	(18)
(Sales) redemptions	(52)	112	(79)	53
Transfers into the level 3 portfolio	–	–	33	(74)
Transfers out of the level 3 portfolio	–	–	(216)	–
At 31 December	927	(716)	1,056	(804)
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	(424)	82	(208)	213

DERIVATIVE VALUATION ADJUSTMENTS

Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.

(i)	Uncollateralised derivative valuation adjustments, excluding monoline counterparties

The following table summarises the movement on this valuation adjustment account during 2017 and 2018:

	2018 £m	2017 £m
At 1 January	521	744
Income statement charge (credit)	47	(260)
Transfers	(6)	37
At 31 December	562	521

Represented by:

	2018 £m	2017 £m
Credit Valuation Adjustment	409	408
Debit Valuation Adjustment	(79)	(37)
Funding Valuation Adjustment	232	150
	562	521

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

The combination of a one notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £89 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (although no such adjustment was required at 31 December 2018).

The DVA is sensitive to:

–	the current size of the mark-to-market position on the uncollateralised liability;

–	expectations of future market volatility of the underlying liability; and

–	the Group’s own CDS spread.
F-81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

A one per cent rise in the CDS spread would lead to an increase in the DVA of £67 million to £146 million.

The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A one per cent rise in interest rates would lead to a £108 million fall in the overall valuation adjustment to £222 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.

The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding uncollateralised derivative positions. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by approximately £23 million.

(ii) Market liquidity

The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a timeframe that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.

At 31 December 2018, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £80 million (2017: £74 million).

(D) SENSITIVITY OF LEVEL 3 VALUATIONS

			At 31 December 2018			At 31 December 2017
				Effect of reasonably possible alternative assumptions[2]			Effect of reasonably possible alternative assumptions[2]
	Valuation techniques	Significant unobservable inputs[1]	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Gross interest rates, inferred spreads (bps) 97bps/208bps	10,565	380	(371)	–	–	–
Debt securities	Discounted cash flows	Credit spreads (bps) (1bps/2bps)	274	92	(21)	11	–	–
Equity and venture capital investments	Market approach	Earnings multiple (0.9/14.6)	1,657	54	(55)	1,879	65	(65)
	Underlying asset/net asset value (incl. property prices)[3]	n/a	523	48	(57)	50	5	(5)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows[3]	n/a	898	2	(45)	1,746	26	(76)
			13,917			3,686
Financial assets at fair value through other comprehensive income/available-for-sale financial assets
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	246	3	(5)	92	–	(4)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)[3]	n/a	21	2	(2)	604	83	(42)
			267			696
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (19%/80%)	927	7	(5)	1,056	11	(3)
			927			1,056
Level 3 financial assets carried at fair value			15,111			5,438
Financial liabilities at fair value through profit or loss			11	–	–	–	–	–
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (19%/80%)	716	–	–	804	–	–
			716			804
Level 3 financial liabilities carried at fair value			727			804

1	Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

2	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

3	Underlying asset/net asset values represent fair value.
F-82

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

Derivatives

Reasonably possible alternative assumptions have been determined in respect of swaptions in the Group’s derivative portfolios which are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatilities have been flexed within a range of 19 per cent to 80 per cent (2017: 9 per cent to 94 per cent).

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

(4) Financial assets and liabilities carried at amortised cost

(A) FINANCIAL ASSETS

VALUATION HIERARCHY

The table below analyses the fair values of the financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-76). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

			Valuation hierarchy
	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2018
Financial assets at amortised cost:
Loans and advances to customers: Stage 1	441,006	440,542	–	40,483	400,059
Loans and advances to customers: Stage 2	24,351	25,516	–	–	25,516
Loans and advances to customers: Stage 3	4,188	3,289	–	–	3,289
Loans and advances to customers: purchased or originated credit-impaired	15,313	15,313	–	–	15,313
Loans and advances to customers	484,858	484,660	–	40,483	444,177
Loans and advances to banks	6,283	6,286	–	461	5,825
Debt securities	5,238	5,244	–	5,233	11
Reverse repos included in above amounts:
Loans and advances to customers	40,483	40,483	–	40,483	–
Loans and advances to banks	461	461	–	461	–
At 31 December 2017
Financial assets at amortised cost:
Loans and advances to customers: unimpaired	467,670	467,276	–	16,832	450,444
Loans and advances to customers: impaired	4,828	4,809	–	–	4,809
Loans and advances to customers	472,498	472,085	–	16,832	455,253
Loans and advances to banks	6,611	6,564	–	771	5,793
Debt securities	3,643	3,586	–	3,571	15
Reverse repos included in above amounts:
Loans and advances to customers	16,832	16,832	–	16,832	–
Loans and advances to banks	771	771	–	771	–
F-83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

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

Debt securities

The fair values of debt securities are determined predominantly from lead manager quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data.

Reverse repurchase agreements

The carrying amount is deemed a reasonable approximation of fair value given the short-term nature of these instruments.

(B) FINANCIAL LIABILITIES

VALUATION HIERARCHY

The table below analyses the fair values of the financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-76).

			Valuation hierarchy
	Carrying value £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2018
Deposits from banks	30,320	30,322	–	30,322	–
Customer deposits	418,066	418,450	–	412,283	6,167
Debt securities in issue	91,168	93,233	–	93,233	–
Subordinated liabilities	17,656	19,564	–	19,564	–
Repos included in above amounts:
Deposits from banks	21,170	21,170	–	21,170	–
Customer deposits	1,818	1,818	–	1,818	–
At 31 December 2017
Deposits from banks	29,804	29,798	–	29,798	–
Customer deposits	418,124	418,441	–	411,591	6,850
Debt securities in issue	72,450	75,756	–	75,756	–
Subordinated liabilities	17,922	21,398	–	21,398	–
Repos included in above amounts:
Deposits from banks	23,175	23,175	–	23,175	–
Customer deposits	2,638	2,638	–	2,638	–

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

F-84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 49: FINANCIAL INSTRUMENTS continued

(5) Reclassifications of financial assets

Other than the reclassifications on adoption of IFRS 9 on 1 January 2018 (note 54), there have been no reclassifications of financial assets in 2017 or 2018.

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

As set out in note 30, included within financial assets measured at amortised cost are loans transferred under the Group’s securitisation and covered bond programmes. As the Group retains all of a majority of the risks and rewards associated with these loans, including credit, interest rate, prepayment and liquidity risk, they remain on the Group’s balance sheet. Assets transferred into the Group’s securitisation and covered bond programmes are not available to be used by the Group whilst the assets are within the programmes. However, the Group retains the right to remove loans from the covered bond programmes where they are in excess of the programme’s requirements. In addition, where the Group has retained some of the notes issued by securitisation and covered bond programmes, the Group has the ability to sell or pledge these retained notes.

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

	2018		2017
	Carrying value of transferred assets £m	Carrying value of associated liabilities £m	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
Repurchase and securities lending transactions
Financial assets at fair value through profit or loss	6,815	961	9,946	3,257
Financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets)	7,279	5,337	19,359	16,753
Securitisation programmes
Financial assets at amortised cost:
Loans and advances to customers[1]	41,674	5,479	35,475	3,660

1	The carrying value of associated liabilities excludes securitisation notes held by the Group of £31,701 million (31 December 2017: £21,536 million).
F-85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES

The following information relates to financial assets and liabilities which have been offset in the balance sheet and those which have not been offset but for which the Group has enforceable master netting agreements or collateral arrangements in place with counterparties.

				Related amounts where set off in the balance sheet not permitted[3]		Potential
At 31 December 2018	Gross amounts of assets and liabilities[1] £m	Amounts offset in the balance sheet[2] £m	Net amounts presented in the balance sheet £m	Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m	net amounts if offset of related amounts permitted £m
Financial assets
Financial assets at fair value through profit or loss:
Excluding reverse repos	130,172	–	130,172	–	(978)	129,194
Reverse repos	33,472	(5,115)	28,357	(622)	(27,735)	–
	163,644	(5,115)	158,529	(622)	(28,713)	129,194
Derivative financial instruments	78,607	(55,012)	23,595	(6,039)	(15,642)	1,914
Loans and advances to banks:
Excluding reverse repos	5,822	–	5,822	(2,676)	–	3,146
Reverse repos	461	–	461	–	(461)	–
	6,283	–	6,283	(2,676)	(461)	3,146
Loans and advances to customers:
Excluding reverse repos	447,020	(2,645)	444,375	(1,319)	(3,241)	439,815
Reverse repos	42,494	(2,011)	40,483	–	(40,483)	–
	489,514	(4,656)	484,858	(1,319)	(43,724)	439,815
Debt securities	5,238	–	5,238	–	–	5,238
Financial assets at fair value through other comprehensive income	24,815	–	24,815	–	(5,361)	19,454
Financial liabilities
Deposits from banks:
Excluding repos	9,150	–	9,150	(5,291)	–	3,859
Repos	21,170	–	21,170	–	(21,170)	–
	30,320	–	30,320	(5,291)	(21,170)	3,859
Customer deposits:
Excluding repos	417,652	(1,404)	416,248	(1,370)	(3,241)	411,637
Repos	1,818	–	1,818	–	(1,818)	–
	419,470	(1,404)	418,066	(1,370)	(5,059)	411,637
Financial liabilities at fair value through profit or loss:
Excluding repos	8,952	–	8,952	–	–	8,952
Repos	28,721	(7,126)	21,595	–	(21,595)	–
	37,673	(7,126)	30,547	–	(21,595)	8,952
Derivative financial instruments	77,626	(56,253)	21,373	(3,995)	(17,313)	65
F-86

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 51: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES continued

				Related amounts where set off in the balance sheet not permitted[3]		Potential
At 31 December 2017	Gross amounts of assets and liabilities[1] £m	Amounts offset in the balance sheet[2] £m	Net amounts presented in the balance sheet £m	Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m	net amounts if offset of related amounts permitted £m
Financial assets
Financial assets at fair value through profit or loss:
Excluding reverse repos	131,288	–	131,288	–	(3,322)	127,966
Reverse repos	38,882	(7,292)	31,590	–	(31,590)	–
	170,170	(7,292)	162,878	–	(34,912)	127,966
Derivative financial instruments	72,869	(47,035)	25,834	(5,419)	(13,807)	6,608
Loans and advances to banks:
Excluding reverse repos	5,840	–	5,840	(2,293)	–	3,547
Reverse repos	771	–	771	(646)	(125)	–
	6,611	–	6,611	(2,939)	(125)	3,547
Loans and advances to customers:
Excluding reverse repos	457,382	(1,716)	455,666	(1,656)	(7,030)	446,980
Reverse repos	16,832	–	16,832	–	(16,832)	–
	474,214	(1,716)	472,498	(1,656)	(23,862)	446,980
Debt securities	3,643	–	3,643	–	–	3,643
Available-for-sale financial assets	42,098	–	42,098	–	(16,751)	25,347
Financial liabilities
Deposits from banks:
Excluding repos	6,629	–	6,629	(4,860)	–	1,769
Repos	23,175	–	23,175	–	(23,175)	–
	29,804	–	29,804	(4,860)	(23,175)	1,769
Customer deposits:
Excluding repos	417,009	(1,523)	415,486	(1,205)	(7,030)	407,251
Repos	2,638	–	2,638	–	(2,638)	–
	419,647	(1,523)	418,124	(1,205)	(9,668)	407,251
Financial liabilities at fair value through profit or loss:
Excluding repos	9,499	–	9,499	–	–	9,499
Repos	48,670	(7,292)	41,378	–	(41,378)	–
	58,169	(7,292)	50,877	–	(41,378)	9,499
Derivative financial instruments	73,352	(47,228)	26,124	(3,949)	(17,459)	4,716

1	After impairment allowance.

2	The amounts set off in the balance sheet as shown above represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.

3	The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respect of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.

The effects of over collateralisation have not been taken into account in the above table.

F-87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT

As a bancassurer, financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; liquidity risk; capital risk; and insurance risk. Information about the Group’s exposure to each of the above risks and capital can be found on pages 35–103. The following additional disclosures, which provide quantitative information about the risks within financial instruments held or issued by the Group, should be read in conjunction with that earlier information.

Market risk

(A) INTEREST RATE RISK

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

The Group’s risk management policy is to optimise reward whilst managing its market risk exposures within the risk appetite defined by the Board. The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group’s structural hedge. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by the Group Asset and Liability Committee. Further details on the Group market risk policy can be found on page 96.

The Group establishes hedge accounting relationships for interest rate risk using cash flow hedges and fair value hedges. The Group is exposed to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The derivatives used to manage the structural hedge may be designated into cash flow hedges to manage income statement volatility. The economic items related to the structural hedge, for example current accounts, are not suitable hedge items to be documented into accounting hedge relationships. The Group is exposed to fair value interest rate risk on its fixed rate customer loans, its fixed rate customer deposits and the majority of its subordinated debt, and to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The Group applies netting between similar risks before applying hedge accounting.

Hedge ineffectiveness arises during the management of interest rate risk due to residual unhedged risk. Sources of ineffectiveness, which the Group may decide to not fully mitigate, can include basis differences, timing differences and notional amount differences. The effectiveness of accounting hedge relationships is assessed between the hedging derivatives and the documented hedged item, which can differ to the underlying economically hedged item.

At 31 December 2018 the aggregate notional principal of interest rate swaps designated as fair value hedges was £150,971 million (2017: £109,670 million) with a net fair value asset of £760 million (2017: asset of £738 million) (note 17). The gains on the hedging instruments were £94 million (2017: losses of £420 million). The losses on the hedged items attributable to the hedged risk were £32 million (2017: gains of £484 million). The gains and losses relating to the fair value hedges are recorded in net trading income.

In addition the Group has cash flow hedges which are primarily used to hedge the variability in the cost of funding within the commercial business. Note 17 shows when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2018 was £556,945 million (2017: £549,099 million) with a net fair value liability of £486 million (2017: liability of £456 million) (note 17). In 2018, ineffectiveness recognised in the income statement that arises from cash flow hedges was a loss of £25 million (2017: loss of £21 million).

(B) CURRENCY RISK

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London. Associated VaR and the closing, average, maximum and minimum are disclosed on page 102. The Group also manages foreign currency risk via cash flow hedge accounting, utilising currency swaps.

Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves.

The Group ceased all hedging of the currency translation risk of the net investment in foreign operations on 1 January 2018. At 31 December 2017 the Group used foreign currency borrowings with an aggregate principal of £41 million to hedge currency translation risk. In 2017, an ineffectiveness loss of £11 million before tax and £8 million after tax was recognised in the income statement arising from net investment hedges.

The Group’s main overseas operations are in the Americas and Europe. Details of the Group’s structural foreign currency exposures, after net investment hedges, are as follows:

(C) FUNCTIONAL CURRENCY OF GROUP OPERATIONS

	2018			2017
	Euro £m	US Dollar £m	Other non-sterling £m	Euro £m	US Dollar £m	Other non-sterling £m
Gross exposure	112	59	60	73	374	32
Net investment hedges	–	–	–	(41)	–	–
Total structural foreign currency exposures, after net investment hedges	112	59	60	32	374	32
F-88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

Credit risk

The Group’s credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom. Information about the Group’s exposure to credit risk, credit risk management, measurement and mitigation can be found on pages 51–65.

(A) MAXIMUM CREDIT EXPOSURE

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

	At 31 December 2018			At 31 December 2017
	Maximum exposure £m	Offset[2] £m	Net exposure £m	Maximum exposure £m	Offset[2] £m	Net exposure £m
Loans and advances to banks, net[1]	6,283	–	6,283	6,611	–	6,611
Loans and advances to customers, net[1]	484,858	(3,241)	481,617	472,498	(7,030)	465,468
Debt securities, net[1]	5,238	–	5,238	3,643	–	3,643
Financial assets at amortised cost	496,379	(3,241)	493,138	482,752	(7,030)	475,722
Financial assets at fair value through other comprehensive income/available-for-sale financial assets[3]	24,794	–	24,794	40,901	–	40,901
Financial assets at fair value through profit or loss:[3,4]
Loans and advances	40,876	–	40,876	31,590	–	31,590
Debt securities, treasury and other bills	40,168	–	40,168	45,198	–	45,198
	81,044	–	81,044	76,788	–	76,788
Derivative assets	23,595	(14,327)	9,268	25,834	(13,049)	12,785
Assets arising from reinsurance contracts held	749	–	749	602	–	602
Off-balance sheet items:
Acceptances and endorsements	194	–	194	71	–	71
Other items serving as direct credit substitutes	632	–	632	740	–	740
Performance bonds and other transaction-related contingencies	2,425	–	2,425	2,300	–	2,300
Irrevocable commitments and guarantees	64,884	–	64,884	65,946	–	65,946
	68,135	–	68,135	69,057	–	69,057
	694,696	(17,568)	677,128	695,934	(20,079)	675,855

1	Amounts shown net of related impairment allowances.

2	Offset items comprise deposit amounts available for offset, and amounts available for offset under master netting arrangements, that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.

3	Excluding equity shares.

4	Includes assets within the Group’s unit-linked funds for which credit risk is borne by the policyholders and assets within the Group’s With-Profits funds for which credit risk is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back related contract liabilities.
F-89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

(B) CONCENTRATIONS OF EXPOSURE

The Group’s management of concentration risk includes single name, industry sector and country limits as well as controls over the Group’s overall exposure to certain products. Further information on the Group’s management of this risk is included within Credit risk mitigation, Risk management on page 51.

At 31 December 2018 the most significant concentrations of exposure were in mortgages (comprising 61 per cent of total loans and advances to customers) and to financial, business and other services (comprising 16 per cent of the total).

	31 December 2018 £m	1 January 2018 £m	31 December 2017 £m
Agriculture, forestry and fishing	7,314	7,074	7,461
Energy and water supply	1,517	1,384	1,609
Manufacturing	8,260	7,886	7,886
Construction	4,684	4,378	4,428
Transport, distribution and hotels	14,113	14,074	14,074
Postal and telecommunications	2,711	2,148	2,148
Property companies	28,451	27,631	30,980
Financial, business and other services	77,505	50,707	57,006
Personal:
Mortgages	297,498	304,515	304,665
Other	28,699	28,757	28,757
Lease financing	1,822	2,094	2,094
Hire purchase	15,434	13,591	13,591
Total loans and advances to customers before allowance for impairment losses	488,008	464,239	474,699
Allowance for impairment losses (note 20)	(3,150)	(3,223)	(2,201)
Total loans and advances to customers	484,858	461,016	472,498

Following the reduction in the Group’s non-UK activities, an analysis of credit risk exposures by geographical region has not been provided.

F-90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

(C) CREDIT QUALITY OF ASSETS

LOANS AND ADVANCES

The analysis of lending has been prepared based on the division in which the asset is held; with the business segment in which the exposure is recorded reflected in the ratings system applied. The internal credit ratings systems used by the Group differ between Retail and Commercial, reflecting the characteristics of these exposures and the way that they are managed internally; these credit ratings are set out below. All probabilities of default (PDs) include forward-looking information and are based on 12 month values, with the exception of credit impaired.

	Retail		Corporate
	Grade	IFRS 9 PD%	Grade	IFRS 9 PD%
Good quality	1–6	0.00–4.50	1–10	0.00–0.50
Satisfactory quality	7–9	4.51–14.00	11–14	0.51–3.00
Lower quality	10	14.01–20.00	15–18	3.01–20.00
Below standard	11–13	20.01–99.99	19	20.01–99.99
Credit impaired	14	100.00	20–23	100.00

		Loans and advances to customers
Gross carrying amount	Loans and advances to banks £m	Retail – mortgages £m	Retail – other £m	Commercial £m	Other £m	Total £m
At 31 December 2018
Stage 1
Good quality	6,177	257,740	44,314	65,089	44,369	411,512
Satisfactory quality	105	57	2,562	25,472	–	28,091
Lower quality	–	–	72	1,441	–	1,513
Below standard, but not credit-impaired	–	–	415	–	–	415
	6,282	257,797	47,363	92,002	44,369	441,531
Stage 2
Good quality	3	10,784	2,737	100	6	13,627
Satisfactory quality	–	1,709	1,158	3,450	6	6,323
Lower quality	–	262	285	2,988	–	3,535
Below standard, but not credit-impaired	–	899	907	54	–	1,860
	3	13,654	5,087	6,592	12	25,345
Stage 3
Credit-impaired	–	1,393	997	3,296	55	5,741
Purchased or originated credit-impaired
Credit-impaired	–	15,391	–	–	–	15,391
Total	6,285	288,235	53,447	101,890	44,436	488,008
Expected credit losses
Stage 1
Good quality	2	37	279	32	43	391
Satisfactory quality	–	–	65	50	–	115
Lower quality	–	–	4	11	–	15
Below standard, but not credit-impaired	–	–	4	–	–	4
	2	37	352	93	43	525
Stage 2
Good quality	–	141	89	1	1	232
Satisfactory quality	–	34	100	86	6	226
Lower quality	–	9	40	231	–	280
Below standard, but not credit-impaired	–	42	207	7	–	256
	–	226	436	325	7	994
Stage 3
Credit-impaired	–	118	366	1,058	11	1,553
Purchased or originated credit-impaired
Credit-impaired	–	78	–	–	–	78
Total	2	459	1,154	1,476	61	3,150

Stage 3 assets include balances of approximately £250 million (with outstanding amounts due of approximately £2,200 million) which have been subject to a partial write off and where the Group continues to enforce recovery action.

Stage 2 and Stage 3 assets with a carrying amount of approximately £1,000 million were modified during the year. No material gain or loss was recognised by the Group.

F-91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

Loan commitments and financial guarantees	Retail – mortgages £m	Retail – other £m	Commercial £m	Other £m	Total £m
At 31 December 2018
Stage 1
Good quality	12,024	60,379	51,632	246	124,281
Satisfactory quality	2	532	6,501	–	7,035
Lower quality	–	10	126	–	136
Below standard, but not credit-impaired	–	363	31	–	394
	12,026	61,284	58,290	246	131,846
Stage 2
Good quality	19	1,858	–	–	1,877
Satisfactory quality	1	156	693	–	850
Lower quality	–	27	297	–	324
Below standard, but not credit-impaired	–	50	11	–	61
	20	2,091	1,001	–	3,112
Stage 3
Credit-impaired	5	39	6	–	50
Purchased or originated credit-impaired
Credit-impaired	90	–	–	–	90
Total	12,141	63,414	59,297	246	135,098
Expected credit losses
Stage 1
Good quality	1	98	9	1	109
Satisfactory quality	–	5	7	–	12
Lower quality	–	–	1	–	1
Below standard, but not credit-impaired	–	–	1	–	1
	1	103	18	1	123
Stage 2
Good quality	–	28	–	–	28
Satisfactory quality	–	10	7	–	17
Lower quality	–	3	5	–	8
Below standard, but not credit-impaired	–	10	1	–	11
	–	51	13	–	64
Stage 3
Credit-impaired	–	–	6	–	6
Total	1	154	37	1	193
F-92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

		Loans and advances to customers
Gross carrying amount	Loans and advances to banks £m	Retail – mortgages £m	Retail – other £m	Commercial £m	Other £m	Total £m
At 1 January 2018
Stage 1
Good quality	4,245	251,663	40,951	64,207	17,276	374,097
Satisfactory quality	–	44	3,203	25,577	–	28,824
Lower quality	–	–	127	557	–	684
Below standard, but not credit-impaired	–	–	276	–	–	276
	4,245	251,707	44,557	90,341	17,276	403,881
Stage 2
Good quality	2	17,599	2,711	210	67	20,587
Satisfactory quality	–	1,359	1,377	4,470	4,094	11,300
Lower quality	–	290	299	2,616	–	3,205
Below standard, but not credit-impaired	–	861	823	469	–	2,153
	2	20,109	5,210	7,765	4,161	37,245
Stage 3
Credit-impaired	–	1,232	873	2,714	321	5,140
Purchased or originated credit-impaired
Credit-impaired	–	17,973	–	–	–	17,973
Total	4,247	291,021	50,640	100,820	21,758	464,239
Expected credit losses
Stage 1
Good quality	1	30	276	35	72	413
Satisfactory quality	–	–	104	60	–	164
Lower quality	–	–	9	6	–	15
Below standard, but not credit-impaired	–	–	5	–	–	5
	1	30	394	101	72	597
Stage 2
Good quality	–	169	92	1	16	278
Satisfactory quality	–	24	123	134	110	391
Lower quality	–	7	42	183	–	232
Below standard, but not credit-impaired	–	36	147	64	–	247
	–	236	404	382	126	1,148
Stage 3
Credit-impaired	–	86	313	957	90	1,446
Purchased or originated credit-impaired
Credit-impaired	–	32	–	–	–	32
Total	1	384	1,111	1,440	288	3,223
F-93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

Loan commitments and financial guarantees	Retail – mortgages £m	Retail – other £m	Commercial £m	Other £m	Total £m
At 1 January 2018
Stage 1
Good quality	11,690	60,305	53,335	287	125,617
Satisfactory quality	–	801	5,463	–	6,264
Lower quality	–	26	226	–	252
Below standard, but not credit-impaired	–	7	–	–	7
	11,690	61,139	59,024	287	132,140
Stage 2
Good quality	50	1,908	59	–	2,017
Satisfactory quality	–	221	577	–	798
Lower quality	–	32	347	–	379
Below standard, but not credit-impaired	–	45	76	–	121
	50	2,206	1,059	–	3,315
Stage 3
Credit-impaired	–	61	–	–	61
Purchased or originated credit-impaired
Credit-impaired	113	–	–	–	113
Total	11,853	63,406	60,083	287	135,629
Expected credit losses
Stage 1
Good quality	1	91	11	2	105
Satisfactory quality	–	19	19	–	38
Lower quality	–	2	1	–	3
Below standard, but not credit-impaired	–	1	–	–	1
	1	113	31	2	147
Stage 2
Good quality	–	37	–	–	37
Satisfactory quality	–	15	28	–	43
Lower quality	–	4	14	–	18
Below standard, but not credit-impaired	–	20	8	–	28
	–	76	50	–	126
Total	1	189	81	2	273

Loans and advances carried at fair value through profit or loss comprise £27,734 million (1 January 2018: £31,590 million) of trading assets of which £27,685 million (1 January 2018: £31,548 million) have a good quality rating and £49 million (1 January 2018: £42 million) have a satisfactory rating; and £13,142 million (1 January 2018: £14,016 million) of other assets mandatorily held at fair value through profit or loss of which £12,509 million (1 January 2018: £13,338 million) is viewed by the business as investment grade.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

DEBT SECURITIES HELD AT AMORTISED COST

An analysis by credit rating of the Group’s debt securities held at amortised cost is provided below:

	31 December 2018			1 January 2018
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Asset-backed securities:
Mortgage-backed securities	3,263	9	3,272	2,265	–	2,265
Other asset-backed securities	763	17	780	1,025	7	1,032
	4,026	26	4,052	3,290	7	3,297
Corporate and other debt securities	1,176	16	1,192	27	16	43
Gross exposure	5,202	42	5,244	3,317	23	3,340
Allowance for impairment losses			(6)			(26)
Total debt securities held at amortised cost			5,238			3,314

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (31 December 2018: £6 million; 1 January 2018: £nil) and not rated (31 December 2018: £36 million; 1 January 2018: £23 million).

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME/AVAILABLE-FOR-SALE FINANCIAL ASSETS (EXCLUDING EQUITY SHARES)

An analysis of the Group’s financial assets at fair value through other comprehensive income (available-for-sale financial assets at 31 December 2017) is included in note 21. The credit quality of the Group’s financial assets at fair value through other comprehensive income (available-for-sale financial assets at 31 December 2017) (excluding equity shares) is set out below:

	31 December 2018			1 January 2018
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Debt securities:
Government securities	18,971	–	18,971	34,708	–	34,708
Bank and building society certificates of deposit	118	–	118	167	–	167
Asset-backed securities:
Mortgage-backed securities	120	–	120	2,381	–	2,381
Other asset-backed securities	–	131	131	358	109	467
	120	131	251	2,739	109	2,848
Corporate and other debt securities	4,934	217	5,151	4,250	365	4,615
Total debt securities	24,143	348	24,491	41,864	474	42,338
Treasury and other bills	303	–	303	–	–	–
Total financial assets at fair value through other comprehensive income/available-for-sale financial assets	24,446	348	24,794	41,864	474	42,338

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (31 December 2018: £85 million; 1 January 2018: £98 million) and not rated (31 December 2018: £263 million; 1 January 2018: £376 million).
F-95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

DEBT SECURITIES, TREASURY AND OTHER BILLS HELD AT FAIR VALUE THROUGH PROFIT OR LOSS

An analysis of the Group’s financial assets at fair value through profit or loss is included in note 16. The credit quality of the Group’s debt securities, treasury and other bills held at fair value through profit or loss is set out below:

	2018			2017
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Debt securities, treasury and other bills held at fair value through profit or loss
Trading assets:
Government securities	7,192	–	7,192	9,833	–	9,833
Asset-backed securities:
Mortgage-backed securities	10	–	10	84	105	189
Other asset-backed securities	63	–	63	95	–	95
	73	–	73	179	105	284
Corporate and other debt securities	228	19	247	469	54	523
Total held as trading assets	7,493	19	7,512	10,481	159	10,640
Other assets held at fair value through profit or loss:
Government securities	10,903	–	10,903	12,180	7	12,187
Other public sector securities	2,059	5	2,064	1,519	8	1,527
Bank and building society certificates of deposit	1,105	–	1,105	222	–	222
Asset-backed securities:
Mortgage-backed securities	208	7	215	208	3	211
Other asset-backed securities	283	3	286	924	2	926
	491	10	501	1,132	5	1,137
Corporate and other debt securities	16,141	1,922	18,063	17,343	2,124	19,467
Total debt securities held at fair value through profit or loss	30,699	1,937	32,636	32,396	2,144	34,540
Treasury bills and other bills	20	–	20	18	–	18
Total other assets held at fair value through profit or loss	30,719	1,937	32,656	32,414	2,144	34,558
Total held at fair value through profit or loss	38,212	1,956	40,168	42,895	2,303	45,198

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2018: £411 million; 2017: £331 million) and not rated (2018: £1,545 million; 2017: £1,972 million).

Credit risk in respect of trading and other financial assets at fair value through profit or loss held within the Group’s unit-linked funds is borne by the policyholders and credit risk in respect of with-profits funds is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back those contract liabilities.

DERIVATIVE ASSETS

An analysis of derivative assets is given in note 17. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the Group’s net credit risk relating to derivative assets of £9,268 million (2017: £12,785 million), cash collateral of £6,039 million (2017: £5,419 million) was held and a further 213 million was due from OECD banks (2017: £275 million).

	2018			2017
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading and other	19,797	2,235	22,032	21,742	2,211	23,953
Hedging	1,534	29	1,563	1,874	7	1,881
Total derivative financial instruments	21,331	2,264	23,595	23,616	2,218	25,834

1	Credit ratings equal to or better than ‘BBB’.

2	Other comprises sub-investment grade (2018: £1,920 million; 2017: £1,878 million) and not rated (2018: £344 million; 2017: £340 million).

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

(D) COLLATERAL HELD AS SECURITY FOR FINANCIAL ASSETS

A general description of collateral held as security in respect of financial instruments is provided on page 52. The Group holds collateral against loans and advances and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for financial assets at fair value through profit or loss and for derivative assets is also shown below.

The Group holds collateral in respect of loans and advances to banks and customers as set out below. The Group does not hold collateral against debt securities, comprising asset-backed securities and corporate and other debt securities, which are classified as financial assets held at amortised cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

LOANS AND ADVANCES TO BANKS

There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £461 million (2017: £771 million), against which the Group held collateral with a fair value of £481 million (2017: £796 million).

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

LOANS AND ADVANCES TO CUSTOMERS

Retail lending

Mortgages

An analysis by loan-to-value ratio of the Group’s residential mortgage lending is provided below. The value of collateral used in determining the loan-to-value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices, after making allowances for indexation error and dilapidations.

In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Purchased or originated credit-impaired £m	Total gross £m
At 31 December 2018
Less than 70 per cent	186,974	10,853	1,058	11,658	210,543
70 per cent to 80 per cent	38,865	1,704	176	1,864	42,609
80 per cent to 90 per cent	26,353	837	90	1,024	28,304
90 per cent to 100 per cent	5,136	154	33	349	5,672
Greater than 100 per cent	469	106	36	496	1,107
Total	257,797	13,654	1,393	15,391	288,235

	Neither past due nor impaired £m	Past due but not impaired £m	Impaired £m	Gross £m
At 31 December 2017
Less than 70 per cent	211,366	4,211	2,348	217,925
70 per cent to 80 per cent	41,323	754	544	42,621
80 per cent to 90 per cent	22,421	422	398	23,241
90 per cent to 100 per cent	5,036	145	209	5,390
Greater than 100 per cent	1,326	95	387	1,808
Total	281,472	5,627	3,886	290,985

Other

The majority of non-mortgage retail lending is unsecured. At 31 December 2018, Stage 3 non-mortgage lending amounted to £631 million, net of an impairment allowance of £366 million (2017: impaired non-mortgage lending amounted to £817 million, net of an impairment allowance of £542 million).

Stage 1 and Stage 2 non-mortgage retail lending amounted to £52,450 million (2017: unimpaired non-mortgage lending amounted to £49,482 million). Lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.

The Group credit risk disclosures for unimpaired non-mortgage retail lending report assets gross of collateral and therefore disclose the maximum loss exposure. The Group believes that this approach is appropriate.

Commercial lending

Reverse repurchase transactions

At 31 December 2018 there were reverse repurchase agreements which were accounted for as collateralised loans with a carrying value of £40,483 million (2017: £16,832 million), against which the Group held collateral with a fair value of £42,339 million (2017: £17,122 million), all of which the Group was able to repledge. Included in these amounts were collateral balances in the form of cash provided in respect of reverse repurchase agreements of £nil (2017: £nil). These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Stage 3 secured lending

The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.

At 31 December 2018, Stage 3 secured commercial lending amounted to £658 million, net of an impairment allowance of £215 million (2017: impaired secured commercial lending amounted to £698 million, net of an impairment allowance of £242 million). The fair value of the collateral held in respect of impaired secured commercial lending was £590 million (2017: £797 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

Stage 3 secured commercial lending and associated collateral relates to lending to property companies and to customers in the financial, business and other services; transport, distribution and hotels; and construction industries.

Stage 1 and Stage 2 secured lending

For Stage 1 and Stage 2 secured commercial lending, the Group reports assets gross of collateral and therefore discloses the maximum loss exposure. The Group believes that this approach is appropriate as collateral values at origination and during a period of good performance may not be representative of the value of collateral if the obligor enters a distressed state.

Stage 1 and Stage 2 secured commercial lending is predominantly managed on a cash flow basis. On occasion, it may include an assessment of underlying collateral, although, for Stage 3 lending, this will not always involve assessing it on a fair value basis. No aggregated collateral information for the entire unimpaired secured commercial lending portfolio is provided to key management personnel.

FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (EXCLUDING EQUITY SHARES)

Included in financial assets at fair value through profit or loss are reverse repurchase agreements treated as collateralised loans with a carrying value of £28,356 million (2017: £31,590 million). Collateral is held with a fair value of £36,101 million (2017: £39,099 million), all of which the Group is able to repledge. At 31 December 2018, £31,013 million had been repledged (2017: £31,281 million).

In addition, securities held as collateral in the form of stock borrowed amounted to £51,202 million (2017: £61,469 million). Of this amount, £49,233 million (2017: £44,432 million) had been resold or repledged as collateral for the Group’s own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

DERIVATIVE ASSETS, AFTER OFFSETTING OF AMOUNTS UNDER MASTER NETTING ARRANGEMENTS

The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £14,327 million (2017: £12,785 million), cash collateral of £6,039 million (2017: £5,419 million) was held.

IRREVOCABLE LOAN COMMITMENTS AND OTHER CREDIT-RELATED CONTINGENCIES

At 31 December 2018, the Group held irrevocable loan commitments and other credit-related contingencies of £62,640 million (2017: £63,237 million). Collateral is held as security, in the event that lending is drawn down, on £10,661 million (2017: £10,956 million) of these balances.

COLLATERAL REPOSSESSED

During the year, £245 million of collateral was repossessed (2017: £297 million), consisting primarily of residential property.

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

(E) COLLATERAL PLEDGED AS SECURITY

The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.

REPURCHASE TRANSACTIONS

Deposits from banks

Included in deposits from banks are balances arising from repurchase transactions of £21,170 million (2017: £23,175 million); the fair value of the collateral provided under these agreements at 31 December 2018 was £19,615 million (2017: £23,082 million).

Customer deposits

Included in customer deposits are balances arising from repurchase transactions of £1,818 million (2017: £2,638 million); the fair value of the collateral provided under these agreements at 31 December 2018 was £1,710 million (2017: £2,640 million).

Financial liabilities at fair value through profit or loss

The fair value of collateral pledged in respect of repurchase transactions, accounted for as secured borrowing, where the secured party is permitted by contract or custom to repledge was £28,438 million (2017: £48,765 million).

SECURITIES LENDING TRANSACTIONS

The following on balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2018 £m	2017 £m
Financial assets at fair value through profit or loss	5,837	6,622
Loans and advances to customers	–	197
Financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets)	1,917	2,608
	7,754	9,427

SECURITISATIONS AND COVERED BONDS

In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group’s asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in notes 30 and 48.

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

(A) MATURITIES OF ASSETS AND LIABILITIES

	Up to 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9-12 months £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
At 31 December 2018
Assets
Cash and balances at central banks	54,662	1	–	–	–	–	–	–	54,663
Financial assets at fair value through profit or loss	10,686	8,826	8,492	5,133	2,587	2,090	5,467	115,248	158,529
Derivative financial instruments	579	688	418	336	441	1,064	3,075	16,994	23,595
Loans and advances to banks	2,594	520	584	172	203	160	–	2,050	6,283
Loans and advances to customers	36,326	19,383	18,415	14,378	11,318	30,459	72,028	282,551	484,858
Debt securities held at amortised cost	7	–	–	521	–	–	2,262	2,448	5,238
Financial assets at fair value through other comprehensive income	166	453	249	800	1,685	2,536	11,496	7,430	24,815
Other assets	2,667	1,552	196	238	219	387	1,118	33,240	39,617
Total assets	107,687	31,423	28,354	21,578	16,453	36,696	95,446	459,961	797,598
Liabilities
Deposits from banks	2,793	1,688	748	54	45	4,758	16,052	4,182	30,320
Customer deposits	380,753	10,623	5,628	4,543	4,431	6,421	3,244	2,423	418,066
Derivative financial instruments and financial liabilities at fair value through profit or loss	5,160	11,877	5,048	1,663	522	1,104	4,108	22,438	51,920
Debt securities in issue	4,172	5,692	9,007	4,668	1,694	13,062	28,676	24,197	91,168
Liabilities arising from insurance and investment contracts	1,844	1,850	2,316	2,302	2,104	7,995	20,986	73,330	112,727
Other liabilities	4,403	3,201	733	1,182	1,383	756	232	13,652	25,542
Subordinated liabilities	85	145	95	251	–	2,600	2,559	11,921	17,656
Total liabilities	399,210	35,076	23,575	14,663	10,179	36,696	75,857	152,143	747,399
At 31 December 2017
Assets
Cash and balances at central banks	58,519	2	–	–	–	–	–	–	58,521
Financial assets at fair value through profit or loss	11,473	13,345	4,858	2,781	1,056	2,655	5,341	121,369	162,878
Derivative financial instruments	449	601	763	451	503	965	2,763	19,339	25,834
Loans and advances to banks	3,104	314	190	190	192	131	2,405	85	6,611
Loans and advances to customers	28,297	15,953	13,585	11,881	10,482	29,340	70,967	291,993	472,498
Debt securities held as loans and receivables	10	29	–	–	7	350	2,775	472	3,643
Available-for-sale financial assets	59	365	286	1,025	265	3,040	15,366	21,692	42,098
Other assets	3,807	897	414	1,170	854	725	5,618	26,541	40,026
Total assets	105,718	31,506	20,096	17,498	13,359	37,206	105,235	481,491	812,109
Liabilities
Deposits from banks	2,810	2,318	1,885	87	28	–	22,378	298	29,804
Customer deposits	366,778	18,821	10,615	5,524	5,074	7,823	2,986	503	418,124
Derivative financial instruments and financial liabilities at fair value through profit or loss	19,215	16,932	4,933	3,419	948	1,961	4,298	25,295	77,001
Debt securities in issue	3,248	6,014	4,431	3,506	2,902	6,333	25,669	20,347	72,450
Liabilities arising from insurance and investment contracts	1,898	2,003	2,484	2,466	2,425	8,532	21,842	77,210	118,860
Other liabilities	4,229	2,805	239	2,216	1,894	1,498	1,933	13,991	28,805
Subordinated liabilities	–	202	1,588	–	570	574	3,983	11,005	17,922
Total liabilities	398,178	49,095	26,175	17,218	13,841	26,721	83,089	148,649	762,966

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

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2018
Deposits from banks	2,820	2,710	1,022	20,920	3,502	30,974
Customer deposits	380,985	10,584	14,169	11,634	1,554	418,926
Financial liabilities at fair value through profit or loss	9,693	10,984	7,553	930	10,771	39,931
Debt securities in issue	5,942	7,314	22,564	48,233	24,201	108,254
Liabilities arising from non-participating investment contracts	13,853	–	–	–	–	13,853
Subordinated liabilities	247	1,017	1,144	8,231	19,328	29,967
Total non-derivative financial liabilities	413,540	32,609	46,452	89,948	59,356	641,905
Derivative financial liabilities:
Gross settled derivatives – outflows	39,165	27,976	23,978	43,239	33,763	168,121
Gross settled derivatives – inflows	(38,301)	(27,283)	(23,134)	(40,690)	(28,933)	(158,341)
Gross settled derivatives – net flows	864	693	844	2,549	4,830	9,780
Net settled derivatives liabilities	13,511	103	209	782	2,193	16,798
Total derivative financial liabilities	14,375	796	1,053	3,331	7,023	26,578
At 31 December 2017
Deposits from banks	2,516	3,545	2,096	21,498	660	30,315
Customer deposits	367,103	18,854	21,308	11,198	2,375	420,838
Financial liabilities at fair value through profit or loss	21,286	14,424	6,499	4,251	13,044	59,504
Debt securities in issue	3,444	6,331	12,562	36,999	23,923	83,259
Liabilities arising from non-participating investment contracts	15,447	–	–	–	–	15,447
Subordinated liabilities	231	454	2,907	7,170	19,164	29,926
Total non-derivative financial liabilities	410,027	43,608	45,372	81,116	59,166	639,289
Derivative financial liabilities:
Gross settled derivatives – outflows	23,850	31,974	24,923	43,444	30,605	154,796
Gross settled derivatives – inflows	(23,028)	(30,972)	(23,886)	(43,523)	(32,065)	(153,474)
Gross settled derivatives – net flows	822	1,002	1,037	(79)	(1,460)	1,322
Net settled derivatives liabilities	17,425	128	776	974	2,795	22,098
Total derivative financial liabilities	18,247	1,130	1,813	895	1,335	23,420

The majority of the Group’s non-participating investment contract liabilities are unit-linked. These unit-linked products are invested in accordance with unit fund mandates. Clauses are included in policyholder contracts to permit the deferral of sales, where necessary, so that linked assets can be realised without being a forced seller.

The principal amount for undated subordinated liabilities with no redemption option is included within the over five years column; interest of approximately £27 million (2017: £24 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 52: FINANCIAL RISK MANAGEMENT continued

Further information on the Group’s liquidity exposures is provided on pages 88–94.

Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to 1 month £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
At 31 December 2018	1,667	1,624	5,925	25,414	64,244	98,874
At 31 December 2017	1,708	1,747	6,467	26,479	67,012	103,413

For insurance and participating investment contracts which are neither unit-linked nor in the Group’s with-profit funds, in particular annuity liabilities, the aim is to invest in assets such that the cash flows on investments match those on the projected future liabilities.

The following tables set out the amounts and residual maturities of the Group’s off balance sheet contingent liabilities and commitments.

	Up to 1 month £m	1-3 months £m	3-6 months £m	6-9 months £m	9-12 months £m	1-3 years £m	3-5 years £m	Over 5 years £m	Total £m
At 31 December 2018
Acceptances and endorsements	64	83	34	13	–	–	–	–	194
Other contingent liabilities	450	484	203	223	150	665	133	749	3,057
Total contingent liabilities	514	567	237	236	150	665	133	749	3,251
Lending commitments and guarantees	67,055	2,947	4,474	6,055	16,123	17,737	15,374	4,602	134,367
Other commitments	428	–	–	2	92	20	13	176	731
Total commitments and guarantees	67,483	2,947	4,474	6,057	16,215	17,757	15,387	4,778	135,098
Total contingents and commitments	67,997	3,514	4,711	6,293	16,365	18,422	15,520	5,527	138,349
At 31 December 2017
Acceptances and endorsements	12	51	4	–	–	4	–	–	71
Other contingent liabilities	392	669	210	131	205	506	271	656	3,040
Total contingent liabilities	404	720	214	131	205	510	271	656	3,111
Lending commitments and guarantees	66,964	3,137	5,966	5,525	14,572	18,001	16,577	4,503	135,245
Other commitments	19	–	–	38	–	46	71	210	384
Total commitments and guarantees	66,983	3,137	5,966	5,563	14,572	18,047	16,648	4,713	135,629
Total contingents and commitments	67,387	3,857	6,180	5,694	14,777	18,557	16,919	5,369	138,740

NOTE 53: CONSOLIDATED CASH FLOW STATEMENT

(A) Change in operating assets

	2018 £m	2017 £m	2016 £m
Change in financial assets held at amortised cost	(27,038)	(24,747)	710
Change in derivative financial instruments and financial assets at fair value through profit or loss	22,046	9,916	(13,889)
Change in other operating assets	520	(661)	961
Change in operating assets	(4,472)	(15,492)	(12,218)

(B) Change in operating liabilities

	2018	2017	2016
	£m	£m	£m
Change in deposits from banks	515	13,415	(654)
Change in customer deposits	(322)	2,913	(3,690)
Change in debt securities in issue	18,579	(3,600)	(6,552)
Change in derivative financial instruments and liabilities at fair value through profit or loss	(24,606)	(12,481)	11,265
Change in investment contract liabilities	(1,594)	(4,665)	(2,665)
Change in other operating liabilities	(1,245)	136	(363)
Change in operating liabilities	(8,673)	(4,282)	(2,659)
F-101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: CONSOLIDATED CASH FLOW STATEMENT continued

(C) Non-cash and other items

	2018 £m	2017 £m	2016 £m
Depreciation and amortisation	2,405	2,370	2,380
Revaluation of investment properties	(139)	(230)	83
Allowance for loan losses	1,024	691	592
Write-off of allowance for loan losses, net of recoveries	(1,025)	(1,061)	(1,272)
Impairment charge relating to undrawn balances	(73)	(9)	(13)
Impairment of financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets)	(14)	6	173
Change in insurance contract liabilities	(4,547)	9,168	14,084
Payment protection insurance provision	750	1,300	1,350
Other regulatory provisions	600	865	1,085
Other provision movements	(518)	(8)	(27)
Net charge (credit) in respect of defined benefit schemes	405	369	287
Impact of consolidation and deconsolidation of OEICs[1]	–	–	(3,157)
Unwind of discount on impairment allowances	(44)	(23)	(32)
Foreign exchange impact on balance sheet[2]	191	125	(155)
Loss on ECN transactions	–	–	721
Interest expense on subordinated liabilities	1,388	1,436	1,864
Loss (profit) on disposal of businesses	–	–	–
Net gain on sale of financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets)	(275)	(446)	(575)
Hedging valuation adjustments on subordinated debt	(429)	(327)	153
Value of employee services	260	414	309
Transactions in own shares	40	(411)	(175)
Accretion of discounts and amortisation of premiums and issue costs	1,947	1,701	465
Share of post-tax results of associates and joint ventures	(9)	(6)	1
Transfers to income statement from reserves	(701)	(650)	(557)
Profit on disposal of tangible fixed assets	(104)	(120)	(93)
Other non-cash items	(34)	–	(17)
Total non-cash items	1,098	15,154	17,474
Contributions to defined benefit schemes	(868)	(587)	(630)
Payments in respect of payment protection insurance provision	(2,104)	(1,657)	(2,200)
Payments in respect of other regulatory provisions	(1,032)	(928)	(761)
Other	14	–	2
Total other items	(3,990)	(3,172)	(3,589)
Non-cash and other items	(2,892)	11,982	13,885

1	These OEICs (Open-ended investment companies) are mutual funds which are consolidated if the Group manages the funds and also has a sufficient beneficial interest. The population of OEICs to be consolidated varies at each reporting date as external investors acquire and divest holdings in the various funds. The consolidation of these funds is effected by the inclusion of the fund investments and a matching liability to the unitholders; and changes in funds consolidated represent a non-cash movement on the balance sheet.

2	When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.

(D) Analysis of cash and cash equivalents as shown in the balance sheet

	2018 £m	2017 £m	2016 £m

Cash and balances at central banks	54,663	58,521	47,452
Less: mandatory reserve deposits[1]	(2,553)	(957)	(914)
	52,110	57,564	46,538
Loans and advances to banks	6,283	6,611	26,902
Less: amounts with a maturity of three months or more	(3,169)	(3,193)	(11,052)
	3,114	3,418	15,850
Total cash and cash equivalents	55,224	60,982	62,388

1	Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day-to-day operations.

Included within cash and cash equivalents at 31 December 2018 is £40 million (31 December 2017: £2,322 million; 1 January 2018 £48 million; 31 December 2016: £14,475 million) held within the Group’s long-term insurance and investments businesses, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 53: CONSOLIDATED CASH FLOW STATEMENT continued

(E) Acquisition of group undertakings and businesses

	2018 £m	2017 £m	2016 £m
Net assets acquired:
Cash and cash equivalents	–	123	–
Loans and advances to customers	–	7,811	–
Available-for-sale financial assets	–	16	–
Intangible assets	21	702	–
Property, plant and equipment	–	6	–
Other assets	6	414	–
Deposits from banks[1]	–	(6,431)	–
Other liabilities	(1)	(927)	–
Goodwill arising on acquisition	–	302	–
Cash consideration	26	2,016	–
Less: Cash and cash equivalents acquired	–	(123)	–
Net cash outflow arising from acquisition of subsidiaries and businesses	26	1,893	–
Acquisition of and additional investment in joint ventures	23	30	20
Net cash outflow from acquisitions in the year	49	1,923	20

1	Upon acquisition in 2017, the funding of MBNA was assumed by Lloyds Bank plc.

(F) Disposal and closure of group undertakings and businesses

	2018 £m	2017 £m	2016 £m
Loans and advances to customers	–	342	–
Non-controlling interests	–	(242)	–
Other net assets (liabilities)	1	29	5
	1	129	5

Net assets	1	129	5

Non-cash consideration received	–	–	–
(Loss) profit on sale	–	–	–
Cash consideration received on losing control of group undertakings and businesses	1	129	5
Cash and cash equivalents disposed	–	–	–
Net cash inflow (outflow)	1	129	5
F-103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: ADOPTION OF IFRS 9 AND IFRS 15

The following table summarises the adjustments arising on the adoption of IFRS 9 and IFRS 15 (see below) to the Group’s balance sheet as at 1 January 2018.

	As at 31 December 2017 £m	IFRS 9: Classification and measurement £m	IFRS 9: Impairment £m	IFRS 15 £m	Adjusted as at 1 January 2018 £m
Assets
Cash and balances at central banks	58,521	–	–	–	58,521
Items in course of collection from banks	755	–	–	–	755
Financial assets at fair value through profit or loss	162,878	13,130	–	–	176,008
Derivative financial instruments	25,834	(360)	–	–	25,474
Loans and advances to banks	6,611	(2,364)	(1)	–	4,246
Loans and advances to customers	472,498	(10,460)	(1,022)	–	461,016
Debt securities	3,643	(329)	–	–	3,314
Financial assets at amortised cost	482,752	(13,153)	(1,023)	–	468,576
Financial assets at fair value through other comprehensive income		42,917	–	–	42,917
Available-for-sale financial assets	42,098	(42,098)	–	–
Goodwill	2,310	–	–	–	2,310
Value of in-force business	4,839	–	–	–	4,839
Other intangible assets	2,835	–	–	–	2,835
Property, plant and equipment	12,727	–	–	–	12,727
Current tax recoverable	16	–	–	–	16
Deferred tax assets	2,284	22	300	3	2,609
Retirement benefit assets	723	–	–	–	723
Other assets	13,537	(655)	(10)	–	12,872
Total assets	812,109	(197)	(733)	3	811,182
Equity and liabilities
Liabilities
Deposits from banks	29,804	–	–	–	29,804
Customer deposits	418,124	–	–	–	418,124
Items in course of transmission to banks	584	–	–	–	584
Financial liabilities at fair value through profit or loss	50,877	58	–	–	50,935
Derivative financial instruments	26,124	–	–	–	26,124
Notes in circulation	1,313	–	–	–	1,313
Debt securities in issue	72,450	(48)	–	–	72,402
Liabilities arising from insurance contracts and participating investment contracts	103,413	–	–	–	103,413
Liabilities arising from non-participating investment contracts	15,447	–	–	–	15,447
Other liabilities	20,730	–	(3)	14	20,741
Retirement benefit obligations	358	–	–	–	358
Current tax liabilities	274	–	–	–	274
Other provisions	5,546	–	243	–	5,789
Subordinated liabilities	17,922	–	–	–	17,922
Total liabilities	762,966	10	240	14	763,230
Equity
Shareholders’ equity	43,551	(207)	(973)	(11)	42,360
Other equity instruments	5,355	–	–	–	5,355
Non-controlling interests	237	–	–	–	237
Total equity	49,143	(207)	(973)	(11)	47,952
Total equity and liabilities	812,109	(197)	(733)	3	811,182
F-104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: ADOPTION OF IFRS 9 AND IFRS 15 continued

IFRS 9 Financial Instruments

Impairment

The Group adopted IFRS 9 from 1 January 2018. In accordance with the transition requirements of IFRS 9, comparative information for 2017 has not been restated and transitional adjustments have been accounted for through retained earnings as at 1 January 2018, the date of initial application; and as a result shareholders’ equity reduced by £1,180 million, driven by the effects of additional impairment provisions following the implementation of the expected credit loss methodology and measurement adjustments following the reclassification of certain financial assets to be measured at fair value rather than amortised cost. It is not practicable to quantify the impact of adoption of IFRS 9 on the results for the current year.

The following table summarises the impact of the transitional adjustment on the Group’s loss allowances at 1 January 2018:

	IAS 39 allowance at 31 December 2017 £m	Transitional adjustment to loss allowance £m	IFRS 9 loss allowance at 1 January 2018 £m
Loans and advances to banks	–	1	1
Loans and advances to customers	2,201	1,022	3,223
Debt securities	26	–	26
Other	–	10	10
	2,227	1,033	3,260
Provisions for undrawn commitments and financial guarantees	30	243	273
Total loss allowance	2,257	1,276	3,533

There were no impacts on the Group’s loss allowances as a result of changes in the measurement category of financial assets at 1 January 2018.

The net impact of IFRS 9 on transition was an increase in impairment allowances of £1,276 million which is analysed as follows:

	IAS 39 Latent risk £m	12-month expected loss £m	Lifetime expected loss £m	Undrawn commitments £m	Multiple economic scenarios £m	Total £m
Retail
Secured	(561)	24	371	1	226	61
Unsecured	(133)	279	251	161	8	566
UK Motor Finance	(99)	112	72	1	1	87
Other	(30)	30	29	13	4	46
	(823)	445	723	176	239	760
Commercial Banking	(190)	108	330	60	63	371
Insurance and Wealth	(5)	15	6	–	1	17
Other	(115)	51	144	–	48	128
Total	(1,133)	619	1,203	236	351	1,276

The key drivers for the provision movements from IAS 39 to IFRS 9 for the Group are as follows:

–	Latent risk: under IAS 39 provisions were held against losses that had been incurred at the balance sheet date but had either not been specifically identified or not been adequately captured in the provisioning models. Under IFRS 9 assets which had not defaulted are allocated to Stages 1 and 2 and an appropriate expected credit loss allowance made.

–	12-month expected loss: IFRS 9 requires that for financial assets where there has been no significant increase in credit risk since origination (Stage 1) a loss allowance equivalent to 12-month expected credit losses should be held. Under IAS 39 these balances would not be specifically provided against although a provision for latent risk would be held.

–	Lifetime expected credit loss: financial assets that have experienced a significant increase in credit risk since initial recognition (Stage 2) and credit impaired assets (Stage 3) are required to carry a lifetime expected credit loss allowance. Under IAS 39, Stage 2 assets were treated as performing and consequently no specific impairment provision was held, although a proportion of the provision held against latent risks was held against these assets. Assets treated as impaired under IAS 39 carried a provision reducing the carrying value to the estimated recoverable amount.

–	Undrawn commitments: IFRS 9 requires a loss allowance to be held against undrawn lending commitments. Previously, an impairment provision would only have been held in the event that the commitment was irrevocable and a loss event had occurred.

–	Multiple economic scenarios: IFRS 9 requires that the expected credit loss allowance should reflect an unbiased range of possible future economic outcomes. This was not required under IAS 39.
F-105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: ADOPTION OF IFRS 9 AND IFRS 15 continued

Reclassifications

On transition to IFRS 9, the Group assessed its business models in order to determine the appropriate classification. The Retail and Commercial Banking loan books are generally held to collect contractual cash flows until the lending matures and met the criteria to remain at amortised cost. Certain portfolios which are subject to higher levels of sales were reclassified as fair value through other comprehensive income. Within the Group’s insurance business, assets are managed on a fair value basis and so continued to be accounted for at fair value through profit or loss.

		IFRS 9 reclassification to
	IAS 39 carrying amount £m	At fair value through profit or loss £m	At fair value through other comprehensive income £m	Total reclassification £m	IFRS 9 remeasurement £m	At 1 January 2018 before IFRS 9 impairment adjustments £m
Financial assets
Financial assets at fair value through profit or loss	162,878	14,447	(1,139)	13,308	(178)	176,008
Derivatives	25,834	(360)	–	(360)	–	25,474
Loans and advances to banks	6,611	(2,274)	(90)	(2,364)	–	4,247
Loans and advances to customers	472,498	(10,474)	–	(10,474)	14	462,038
Debt securities	3,643	–	(329)	(329)	–	3,314
Financial assets at amortised cost	482,752	(12,748)	(419)	(13,167)	14	469,599
Financial assets at fair value through other comprehensive income		–	42,972	42,972	(55)	42,917
Available-for-sale financial assets	42,098	(684)	(41,414)	(42,098)	–	–
Other assets	13,537	(655)	–	(655)	–	12,882
Total	727,099	–	–	–	(219)	726,880
Financial liabilities
Financial liabilities at fair value through profit or loss	50,877	48	–	48	10	50,935
Debt securities in issue	72,450	(48)	–	(48)	–	72,402
Total	123,327	–	–	–	10	123,337

Loans and advances accounted for at amortised cost reduced by £13,167 million largely driven by:

–	lending assets transferred from the banking business to the insurance business in recent years totalling £6,882 million which had been accounted for at amortised cost in the Group’s accounts under IAS 39. Upon implementation of IFRS 9, these assets were been designated at FVTPL, in common with other assets within the insurance business, as they are backing insurance and investment contract liabilities which either have cash flows that are contractually based upon the performance of the assets or are contracts whose measurement takes account of current market conditions and where significant measurement inconsistencies would otherwise arise. Loans and advances to banks of £2,274 million were transferred to FVTPL for similar reasons.

–	assets held by the Commercial business totalling £3,116 million were reclassified to FVTPL having not met the requirements of the SPPI test. These assets are principally holdings of notes issued by securitisation vehicles. Whilst the credit quality of these notes is generally good, there is a contractual linkage to the underlying asset pools which are exposed to residual value risk.

–	A further £847 million of Commercial lending assets were reclassified following changes in the business model.

At 1 January 2018, the Group was required to reclassify certain assets from fair value through profit or loss to fair value through other comprehensive income; these assets were sold during the course of the year. If these assets had not been reclassified, the Group would have recognised a loss of £0.2 million in the period before being sold. The effective interest rate applied to these assets on 1 January 2018 was 1.97 per cent, and the interest revenue recognised prior to the sale was £20 million.

F-106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 54: ADOPTION OF IFRS 9 AND IFRS 15 continued

Remeasurements

There has been a pre-tax charge of £229 million (£207 million net of tax) arising from the reclassification of financial assets and liabilities to fair value through profit or loss and fair value through other comprehensive income and consequent remeasurement to fair value.

IFRS 15 Revenue from Contracts with Customers

The Group has adopted IFRS 15 from 1 January 2018 and in nearly all cases the Group’s existing accounting policy was consistent with the requirements of IFRS 15; however, certain income streams within the Group’s car leasing business are now deferred, resulting in an additional £14 million being recognised as deferred income at 1 January 2018 with a corresponding debit of £11 million, net of tax, to shareholders’ equity. As permitted by the transition options under IFRS 15, comparative figures for the prior year have not been restated. The impact of adoption of IFRS 15 on the current period is not material.

Accounting policies applied for comparative periods

In accordance with the transition requirements of IFRS 9 and IFRS 15, comparative information has not been restated. The comparative information was prepared in accordance with IAS 39 and IAS 18. With the exception of certain income streams within the Group’s car leasing business, the Group accounting policy under IAS 18 was substantially aligned with the requirements of IFRS 15 and is not reproduced here; the principal policies applied by the Group under IAS 39 are set out below:

Impairment

At each balance sheet date the Group assesses whether, as a result of one or more events occurring after initial recognition of a financial asset accounted for at amortised cost and prior to the balance sheet date, there is objective evidence that a financial asset or group of financial assets has become impaired. Where such an event, including the identification of fraud, has had an impact on the estimated future cash flows of the financial asset or group of financial assets, an impairment allowance is recognised. The amount of impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

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

Classification and measurement

On initial recognition, financial assets are classified into fair value through profit or loss, available for sale financial assets, held to maturity investments or loans and receivables. Financial liabilities are measured at amortised cost, except for trading liabilities and other financial liabilities designated at fair value through profit or loss on initial recognition which are held at fair value. Financial instruments are classified at fair value through profit or loss where they are trading securities or where they are designated at fair value through profit or loss by management. Derivatives are carried at fair value. Loans and receivables include loans and advances to banks and customers and are accounted for at amortised cost using the effective interest method. Debt securities and equity shares that are not classified as trading securities, at fair value through profit or loss, held-to-maturity investments or as loans and receivables are classified as available-for-sale financial assets and are recognised in the balance sheet at their fair value, inclusive of transaction costs. Gains and losses arising from changes in fair value are recognised directly in other comprehensive income, until the financial asset is either sold, becomes impaired or matures, at which time the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement. Interest calculated using the effective interest method is recognised in the income statement.

NOTE 55: FUTURE ACCOUNTING DEVELOPMENTS

The following pronouncements are not applicable for the year ending 31 December 2018 and have not been applied in preparing these financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

IFRS 16 Leases

IFRS 16 replaces IAS 17 ‘Leases’ and is effective for annual periods beginning on or after 1 January 2019.

The Group’s accounting as a lessor will remain aligned to the current approach under IAS 17; however for lessee accounting there will no longer be a distinction between finance and operating leases. The transition approach adopted by the Group will result in the recognition of right of use assets and lease liabilities of approximately £1.8 billion in respect of leased properties previously accounted for as operating leases; there will be no impact on shareholders’ equity. As permitted by the transition options under IFRS 16, comparative figures for the prior year will not be restated. Going forward, the Group will recognise a finance charge on the lease liability and a depreciation charge on the right-of-use asset, whereas previously the Group included lease rentals within operating expenses. The Group intends to take advantage of a number of exemptions within IFRS 16, including the election not to recognise a lease liability and a right-of-use asset for leases for which the underlying asset is of low value.

IFRS 17 Insurance Contracts

IFRS 17 replaces IFRS 4 ‘Insurance Contracts’ and is currently effective for annual periods beginning on or after 1 January 2021 although the International Accounting Standards Board have proposed delaying implementation until 1 January 2022.

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

Minor amendments to other accounting standards

The IASB has issued a number of minor amendments to IFRSs effective 1 January 2019 and 1 January 2020 (including IAS 19 Employee Benefits, IAS 12 Income Taxes and IFRIC 23 Uncertainty over Income Tax Treatments). The Group will adopt the changes to IAS 12 Income Taxes with effect from 1 January 2019, resulting in the presentation of the tax benefit of distributions on other equity instruments in the Group’s income statement; these impacts are currently recognised directly in equity. Comparative information will be restated. For the comparative year ended 31 December 2018, this will result in the reclassification of a tax credit of £106 million (2017: £102 million). These changes will have no impact on the Group’s reported balance sheet or profit before tax. The amendments to other accounting standards are not expected to have a significant impact on the Group.

F-107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: PARENT COMPANY DISCLOSURES

A COMPANY INCOME STATEMENT

	2018 £m	2017 £m	2016 £m
Net interest (expense) income	(173)	(121)	66
Other income	4,524	2,792	3,618
Total income	4,351	2,671	3,684
Operating expenses	(246)	(255)	(221)
Trading surplus	4,105	2,416	3,463
Impairment	(3)	–	–
Profit on ordinary activities before tax	4,102	2,416	3,463
Tax expense	(80)	(17)	(328)
Profit for the year	4,022	2,399	3,135
Profit attributable to ordinary shareholders	3,589	1,984	2,723
Profit attributable to other equity holders[1]	433	415	412
Profit for the year	4,022	2,399	3,135

1	The profit after tax attributable to other equity holders of £433 million (2017: £415 million; 2016: £412 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £82 million (2017: £79 million; 2016: £82 million).

B COMPANY BALANCE SHEET

	2018 £m	2017 £m
Assets
Non-current assets:
Investment in subsidiaries	46,725	44,863
Loans to subsidiaries	24,211	14,379
Deferred tax assets	9	22
	70,945	59,264
Current assets:
Derivative financial instruments	256	265
Financial assets at fair value through profit or loss	588	–
Other assets	955	961
Amounts due from subsidiaries	27	47
Cash and cash equivalents	57	272
Current tax recoverable	76	724
	1,959	2,269
Total assets	72,904	61,533
Equity and liabilities
Capital and reserves:
Share capital	7,116	7,197
Share premium account	17,719	17,634
Merger reserve	7,423	7,423
Capital redemption reserve	4,273	4,115
Retained profits	2,103	1,500
Shareholders’ equity	38,634	37,869
Other equity instruments	6,491	5,355
Total equity	45,125	43,224
Non-current liabilities:
Debt securities in issue	20,394	10,886
Subordinated liabilities	6,043	3,993
	26,437	14,879
Current liabilities:
Derivative financial instruments	209	327
Other liabilities	1,133	3,103
	1,342	3,430
Total liabilities	27,779	18,309
Total equity and liabilities	72,904	61,533
F-108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: PARENT COMPANY DISCLOSURES continued

C COMPANY STATEMENT OF CHANGES IN EQUITY

	Share capital and premium £m	Merger reserve £m	Capital redemption reserve £m	Retained profits[1] £m	Total shareholders’ equity £m	Other equity instruments £m	Total equity £m
Balance at 1 January 2016	24,558	7,633	4,115	785	37,091	5,355	42,446
Total comprehensive income[1]	–	–	–	3,135	3,135	–	3,135
Dividends paid	–	–	–	(2,014)	(2,014)	–	(2,014)
Distributions on other equity instruments, net of tax[2]	–	–	–	(330)	(330)	–	(330)
Redemption of preference shares	210	(210)	–	–	–	–	–
Movement in treasury shares	–	–	–	(301)	(301)	–	(301)
Value of employee services:
Share option schemes	–	–	–	141	141	–	141
Other employee award schemes	–	–	–	168	168	–	168
Balance at 31 December 2016	24,768	7,423	4,115	1,584	37,890	5,355	43,245
Total comprehensive income[1]	–	–	–	2,399	2,399	–	2,399
Dividends paid	–	–	–	(2,284)	(2,284)	–	(2,284)
Distributions on other equity instruments, net of tax[2]	–	–	–	(336)	(336)	–	(336)
Issue of ordinary shares	63	–	–	–	63	–	63
Movement in treasury shares	–	–	–	(277)	(277)	–	(277)
Value of employee services:
Share option schemes	–	–	–	82	82	–	82
Other employee award schemes	–	–	–	332	332	–	332
Balance at 31 December 2017	24,831	7,423	4,115	1,500	37,869	5,355	43,224
Adjustment on adoption of IFRS 9	–	–	–	(2)	(2)	–	(2)
Balance at 1 January 2018	24,831	7,423	4,115	1,498	37,867	5,355	43,222
Total comprehensive income[1]	–	–	–	4,022	4,022	–	4,022
Dividends paid	–	–	–	(2,240)	(2,240)	–	(2,240)
Distributions on other equity instruments, net of tax[2]	–	–	–	(351)	(351)	–	(351)
Issue of ordinary shares	162	–	–	–	162	–	162
Share buy-back programme	(158)	–	158	(1,005)	(1,005)	–	(1,005)
Issue of AT1 securities	–	–	–	(7)	(7)	1,136	1,129
Movement in treasury shares	–	–	–	(74)	(74)	–	(74)
Value of employee services:
Share option schemes	–	–	–	53	53	–	53
Other employee award schemes	–	–	–	207	207	–	207
Balance at 31 December 2018	24,835	7,423	4,273	2,103	38,634	6,491	45,125

1	Total comprehensive income comprises only the profit for the year.

2	Distributions on other equity instruments are shown net of tax of £82 million (2017: £79 million; 2016: £82 million) credited to retained profits.
F-109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 56: PARENT COMPANY DISCLOSURES continued

D COMPANY CASH FLOW STATEMENT

	2018 £m	2017 £m	2016 £m
Profit before tax	4,102	2,416	3,463
Fair value and exchange adjustments and other non-cash items	(715)	495	1,986
Change in other assets	(572)	18	(50)
Change in other liabilities and other items	7,538	8,431	(8,392)
Dividends received	(4,000)	(2,650)	(3,759)
Distributions on other equity instruments received	(324)	(292)	(119)
Tax (paid) received	660	(197)	(679)
Net cash provided by (used in) operating activities	6,689	8,221	(7,550)
Cash flows from investing activities
Return of capital contribution	9	77	441
Dividends received	4,000	2,650	3,759
Distributions on other equity instruments received	324	292	119
Acquisition of and capital injections to subsidiaries	(12,753)	(320)	(3,522)
Return of capital	11,114	–	–
Amounts advanced to subsidiaries	(21,577)	(8,476)	(4,978)
Repayment of loans to subsidiaries	12,602	475	13,166
Interest received on loans to subsidiaries	370	244	496
Net cash (used in) provided by investing activities	(5,911)	(5,058)	9,481
Cash flows from financing activities
Dividends paid to ordinary shareholders	(2,240)	(2,284)	(2,014)
Distributions on other equity instruments	(433)	(415)	(412)
Issue of subordinated liabilities	1,729	–	1,061
Interest paid on subordinated liabilities	(275)	(248)	(229)
Share buy-back	(1,005)	–	–
Issue of other equity instruments	1,129	–	–
Repayment of subordinated liabilities	–	–	(319)
Proceeds from issue of ordinary shares	102	14	–
Net cash provided by financing activities	(993)	(2,933)	(1,913)
Change in cash and cash equivalents	(215)	230	18
Cash and cash equivalents at beginning of year	272	42	24
Cash and cash equivalents at end of year	57	272	42

E INTERESTS IN SUBSIDIARIES

The principal subsidiaries, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds Banking Group plc, are:

	Country of registration/ Incorporation	Percentage of equity share capital and voting rights held	Nature of business
Lloyds Bank plc	England	100%	Banking and financial services
Scottish Widows Limited	Scotland	100%[1]	Life assurance
HBOS plc	Scotland	100%[1]	Holding company
Bank of Scotland plc	Scotland	100%[1]	Banking and financial services
Lloyds Bank Corporate Markets plc	England	100%	Banking and financial services

1	Indirect interest.

The principal area of operation for each of the above subsidiaries is the United Kingdom.

F-110

notes to the consolidated financial statements

NOTE 57: CONDENSED CONSOLIDATING FINANCIAL INFORMATION

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

– Consolidation adjustments; and

– Lloyds Banking Group’s consolidated amounts (the Group).

Under IAS 27, the Company and Lloyds Bank account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the results of the Company and Lloyds Bank in the information below by £280 million and £(1,453) million, respectively, for the year ended 31 December 2018; by £1,408 million and £(1,140) million, respectively, for the year ended 31 December 2017; and by £(1,072) million and £(851) million, respectively, for the year ended 31 December 2016. The net assets of the Company and Lloyds Bank in the information below would also be increased/(decreased) by £4,800 million and £(11,994) million, respectively, at 31 December 2018; and by £5,682 million and £(9,962) million, respectively, at 31 December 2017.

INCOME STATEMENTS

For the year ended 31 December 2018	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest income	(173)	6,129	7,769	(329)	13,396
Other income	4,524	7,992	7,136	(10,957)	8,695
Total income	4,351	14,121	14,905	(11,286)	22,091
Insurance claims	–	–	(3,465)	–	(3,465)
Total income, net of insurance claims	4,351	14,121	11,440	(11,286)	18,626
Operating expenses	(246)	(6,492)	(7,033)	2,042	(11,729)
Trading surplus	4,105	7,629	4,407	(9,244)	6,897
Impairment	(3)	(504)	(480)	50	(937)
Profit before tax	4,102	7,125	3,927	(9,194)	5,960
Taxation	(80)	(853)	(795)	168	(1,560)
Profit for the year	4,022	6,272	3,132	(9,026)	4,400

For the year ended 31 December 2017	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net interest (expense) income	(121)	5,829	5,360	(156)	10,912
Other income	2,792	7,642	22,553	(9,662)	23,325
Total income	2,671	13,471	27,913	(9,818)	34,237
Insurance claims	–	–	(15,578)	–	(15,578)
Total income, net of insurance claims	2,671	13,471	12,335	(9,818)	18,659
Operating expenses	(255)	(7,201)	(6,939)	2,049	(12,346)
Trading surplus	2,416	6,270	5,396	(7,769)	6,313
Impairment	–	(462)	(281)	55	(688)
Profit before tax	2,416	5,808	5,115	(7,714)	5,625
Taxation	(17)	(529)	(1,153)	(29)	(1,728)
Profit for the year	2,399	5,279	3,962	(7,743)	3,897
F-111

notes to the consolidated financial statements

NOTE 57: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

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
F-112

notes to the consolidated financial statements

NOTE 57: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended 31 December 2018	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Profit (loss) for the year	4,022	6,272	3,132	(9,026)	4,400
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	(206)	373	–	167
Taxation	–	44	(91)	–	(47)
	–	(162)	282	–	120
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	–	(102)	9	(4)	(97)
Tax	–	–	–	22	22
	–	(102)	9	18	(75)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	–	533	–	–	533
Tax	–	(144)	–	–	(144)
	–	389	–	–	389
Share of other comprehensive income of associates and joint ventures	–	–	–	8	8
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	–	(58)	(35)	56	(37)
Income statement transfers in respect of disposals	–	(258)	(6)	(11)	(275)
Taxation	–	114	5	–	119
	–	(202)	(36)	45	(193)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	255	(89)	68	234
Net income statement transfers	–	(628)	(29)	(44)	(701)
Taxation	–	87	31	(5)	113
	–	(286)	(87)	19	(354)
Currency translation differences (tax: nil)	–	2	(10)	–	(8)
Other comprehensive income for the year, net of tax	–	(361)	158	90	(113)
Total comprehensive income for the year	4,022	5,911	3,290	(8,936)	4,287

Total comprehensive income attributable to ordinary shareholders	3,589	5,636	3,085	(8,554)	3,756
Total comprehensive income attributable to other equity holders	433	275	107	(382)	433
Total comprehensive income attributable to equity holders	4,022	5,911	3,192	(8,936)	4,189
Total comprehensive income attributable to non-controlling interests	–	–	98	–	98
Total comprehensive income for the year	4,022	5,911	3,290	(8,936)	4,287
F-113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: condensed CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2017	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Profit (loss) for the year	2,399	5,279	3,962	(7,743)	3,897
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post–retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	442	186	–	628
Taxation	–	(110)	(36)	–	(146)
	–	332	150	–	482
Gains and losses attributable to own credit risk:
Gains (losses) before taxation	–	(55)	–	–	(55)
Taxation	–	15	–	–	15
	–	(40)	–	–	(40)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	–	231	38	34	303
Income statement transfers in respect of disposals	–	(333)	(131)	18	(446)
Income statement transfers in respect of impairment	–	–	9	(3)	6
Taxation	–	46	17	–	63
	–	(56)	(67)	49	(74)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	15	(136)	(242)	(363)
Net income statement transfers	–	(436)	46	(261)	(651)
Taxation	–	130	23	130	283
	–	(291)	(67)	(373)	(731)
Currency translation differences (tax: nil)	–	(5)	(27)	–	(32)
Other comprehensive income for the year, net of tax	–	(60)	(11)	(324)	(395)
Total comprehensive income for the year	2,399	5,219	3,951	(8,067)	3,502
Total comprehensive income attributable to ordinary shareholders	1,984	4,946	3,740	(7,673)	2,997
Total comprehensive income attributable to other equity holders	415	273	121	(394)	415
Total comprehensive income attributable to equity holders	2,399	5,219	3,861	(8,067)	3,412
Total comprehensive income attributable to non-controlling interests	–	–	90	–	90
Total comprehensive income for the year	2,399	5,219	3,951	(8,067)	3,502
F-114

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: condensed CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2016	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Profit (loss) for the year	3,135	1,953	4,232	(7,156)	2,164
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	(682)	(666)	–	(1,348)
Taxation	–	184	136	–	320
	–	(498)	(530)	–	(1,028)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfer from held-to-maturity portfolio	–	1,544	–	–	1,544
Change in fair value	–	268	84	4	356
Income statement transfers in respect of disposals	–	(507)	(68)	–	(575)
Income statement transfers in respect of impairment	–	172	1	–	173
Taxation	–	(269)	(32)	–	(301)
	–	1,208	(15)	4	1,197
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	–	1,290	125	1,017	2,432
Net income statement transfers	–	(241)	(233)	(83)	(557)
Taxation	–	(258)	29	(237)	(466)
	–	791	(79)	697	1,409
Currency translation differences (tax: nil)	–	19	44	(67)	(4)
Other comprehensive income for the year, net of tax	–	1,520	(580)	634	1,574
Total comprehensive income for the year	3,135	3,473	3,652	(6,522)	3,738
Total comprehensive income attributable to ordinary shareholders	2,723	3,354	3,450	(6,302)	3,225
Total comprehensive income attributable to other equity holders	412	119	101	(220)	412
Total comprehensive income attributable to equity holders	3,135	3,473	3,551	(6,522)	3,637
Total comprehensive income attributable to non-controlling interests	–	–	101	–	101
Total comprehensive income for the year	3,135	3,473	3,652	(6,522)	3,738
F-115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: condensed CONSOLIDATING FINANCIAL INFORMATION continued

BALANCE SHEETS

At 31 December 2018	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Assets
Cash and balances at central banks	–	37,632	17,031	–	54,663
Items in course of collection from banks	–	464	183	–	647
Financial assets at fair value through profit or loss	588	20,843	139,339	(2,241)	158,529
Derivative financial instruments	256	15,431	26,872	(18,964)	23,595
At amortised cost:
Loans and advances to banks	–	3,153	3,105	25	6,283
Loans and advances to customers	–	172,315	312,388	155	484,858
Debt securities	–	4,960	271	7	5,238
Due from fellow Lloyds Banking Group undertakings	24,295	173,475	99,186	(296,956)	–
Financial assets at fair value through other comprehensive income	–	23,208	1,607	–	24,815
Goodwill	–	–	2,331	(21)	2,310
Value of in-force business	–	–	4,543	219	4,762
Other intangible assets	–	2,062	318	967	3,347
Property, plant and equipment	–	2,940	9,346	14	12,300
Current tax recoverable	76	–	227	(298)	5
Deferred tax assets	9	1,980	2,278	(1,814)	2,453
Retirement benefit assets	–	704	551	12	1,267
Investment in subsidiary undertakings, including assets held for sale	46,725	32,656	–	(79,381)	–
Other assets	955	849	11,366	(644)	12,526
Total assets	72,904	492,672	630,942	(398,920)	797,598
Equity and liabilities
Liabilities
Deposits from banks	–	5,320	25,002	(2)	30,320
Customer deposits	–	229,402	188,735	(71)	418,066
Due to fellow Lloyds Banking Group undertakings	51	88,383	175,761	(264,195)	–
Items in course of transmission to banks	–	341	295	–	636
Financial liabilities at fair value through profit or loss	–	17,719	14,177	(1,349)	30,547
Derivative financial instruments	209	14,546	25,582	(18,964)	21,373
Notes in circulation	–	–	1,104	–	1,104
Debt securities in issue	20,394	70,556	30,102	(29,884)	91,168
Liabilities arising from insurance contracts and participating investment contracts	–	–	98,890	(16)	98,874
Liabilities arising from non-participating investment contracts	–	–	13,853	–	13,853
Other liabilities	1,082	2,643	18,793	(2,885)	19,633
Retirement benefit obligations	–	121	122	2	245
Current tax liabilities	–	231	639	(493)	377
Deferred tax liabilities	–	–	750	(750)	–
Other provisions	–	1,608	2,135	(196)	3,547
Subordinated liabilities	6,043	9,528	6,611	(4,526)	17,656
Total liabilities	27,779	440,398	602,551	(323,329)	747,399
Equity
Shareholders’ equity	38,634	49,057	25,530	(69,787)	43,434
Other equity instruments	6,491	3,217	2,587	(5,804)	6,491
Total equity excluding non-controlling interests	45,125	52,274	28,117	(75,591)	49,925
Non-controlling interests	–	–	274	–	274
Total equity	45,125	52,274	28,391	(75,591)	50,199
Total equity and liabilities	72,904	492,672	630,942	(398,920)	797,598
F-116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

				Consolidation
	Company	Lloyds Bank	Subsidiaries	adjustments	Group
At 31 December 2017	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	–	55,835	2,686	–	58,521
Items in course of collection from banks	–	490	265	–	755
Financial assets at fair value through profit or loss	–	43,977	126,864	(7,963)	162,878
Derivative financial instruments	265	26,764	14,785	(15,980)	25,834
At amortised cost:
Loans and advances to banks	–	3,611	2,975	25	6,611
Loans and advances to customers	–	170,804	294,463	7,231	472,498
Debt securities	–	3,182	420	41	3,643
Due from fellow Lloyds Banking Group undertakings	14,698	180,772	119,914	(315,384)	–
Available-for-sale financial assets	–	42,566	1,582	(2,050)	42,098
Goodwill	–	–	2,332	(22)	2,310
Value of in-force business	–	–	4,590	249	4,839
Other intangible assets	–	1,415	345	1,075	2,835
Property, plant and equipment	–	3,252	9,526	(51)	12,727
Current tax recoverable	724	–	26	(734)	16
Deferred tax assets	22	1,995	2,285	(2,018)	2,284
Retirement benefit assets	–	673	69	(19)	723
Investment in subsidiary undertakings, including assets held for sale	44,863	40,500	–	(85,363)	–
Other assets	961	1,117	12,107	(648)	13,537
Total assets	61,533	576,953	595,234	(421,611)	812,109
Equity and liabilities
Liabilities
Deposits from banks	–	7,538	22,268	(2)	29,804
Customer deposits	–	234,397	183,830	(103)	418,124
Due to fellow Lloyds Banking Group undertakings	2,168	112,769	179,952	(294,889)	–
Items in course of transmission to banks	–	304	280	–	584
Financial liabilities at fair value through profit or loss	–	51,045	53	(221)	50,877
Derivative financial instruments	327	28,267	13,510	(15,980)	26,124
Notes in circulation	–	–	1,313	–	1,313
Debt securities in issue	10,886	66,249	15,847	(20,532)	72,450
Liabilities arising from insurance contracts and participating investment contracts	–	–	103,434	(21)	103,413
Liabilities arising from non-participating investment contracts	–	–	15,447	–	15,447
Other liabilities	935	3,425	18,480	(2,110)	20,730
Retirement benefit obligations	–	143	134	81	358
Current tax liabilities	–	105	1,242	(1,073)	274
Deferred tax liabilities	–	–	779	(779)	–
Other provisions	–	2,593	2,865	88	5,546
Subordinated liabilities	3,993	9,341	8,288	(3,700)	17,922
Total liabilities	18,309	516,176	567,722	(339,241)	762,966
Equity
Shareholders’ equity	37,869	57,560	25,470	(77,348)	43,551
Other equity instruments	5,355	3,217	1,805	(5,022)	5,355
Total equity excluding non-controlling interests	43,224	60,777	27,275	(82,370)	48,906
Non-controlling interests	–	–	237	–	237
Total equity	43,224	60,777	27,512	(82,370)	49,143
Total equity and liabilities	61,533	576,953	595,234	(421,611)	812,109
F-117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

CASH FLOW STATEMENTS

For the year ended 31 December 2018	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash provided by (used in) operating activities	6,689	(27,290)	8,871	623	(11,107)

Cash flows from investing activities
Dividends received from subsidiary undertakings	4,000	4,867	–	(8,867)	–
Distributions on other equity instruments received	324	101	–	(425)	–
Financial assets at fair value through other comprehensive income:
Purchases	–	(11,699)	(958)	–	(12,657)
Proceeds from sale and maturity	–	25,927	918	(39)	26,806
Purchase of fixed assets	–	(1,486)	(2,028)	–	(3,514)
Proceeds from sale of fixed assets	–	113	1,221	–	1,334
Acquisitions of and capital injections to subsidiaries	(12,753)	(111)	(131)	12,946	(49)
Return of capital	11,114	210	–	(11,324)	–
Return of capital contribution	9	–	–	(9)	–
Capital lending to subsidiaries	(21,577)	–	–	21,577	–
Capital loan repayments by subsidiaries	12,602	–		(12,602)	–
Interest received on lending to subsidiaries	370	–		(370)	–
Disposal of businesses, net of cash disposed	–	7,704	1,373	(9,076)	1
Net cash flows from investing activities	(5,911)	25,626	395	(8,189)	11,921

Cash flows from financing activities
Dividends paid to ordinary shareholders	(2,240)	(11,022)	(5,467)	16,489	(2,240)
Distributions on other equity instruments	(433)	(275)	(150)	425	(433)
Dividends paid to non-controlling interests	–	–	(61)	–	(61)
Interest paid on subordinated liabilities	(275)	(659)	(673)	339	(1,268)
Issue of ordinary shares	102	–	–	–	102
Share buy-back programme	(1,005)	–	–	–	(1,005)
Issue of other equity instruments	1,129	–	782	(780)	1,131
Proceeds from issue of subordinated liabilities	1,729	–	–	–	1,729
Repayment of subordinated liabilities	–	–	(2,273)	17	(2,256)
Capital contributions received	–	–	3,088	(3,088)	–
Return of capital contributions	–	(9)	–	9	–
Return of capital to parent company	–	(2,975)	–	2,975	–
Capital borrowing from the Company	–	9,860	11,717	(21,577)	–
Capital repayments to the Company	–	(10,354)	(2,248)	12,602	–
Interest paid on borrowing from the Company	–	(370)	–	370	–
Changes in non-controlling interests	–	–	–	–	–
Net cash used in financing activities	(993)	(15,804)	4,715	7,781	(4,301)

Effects of exchange rate changes on cash and cash equivalents	–	2	1	–	3
Change in cash and cash equivalents	(215)	(17,466)	13,982	215	(3,484)
Cash and cash equivalents at beginning of year[1]	272	56,120	2,588	(272)	58,708
Cash and cash equivalents at end of year	57	38,654	16,570	(57)	55,224

1	Adjusted for IFRS 9
F-118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2017	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash (used in) provided by operating activities	8,221	(3,430)	(5,959)	(2,027)	(3,195)
Cash flows from investing activities
Dividends received from subsidiary undertakings	2,650	4,378	–	(7,028)	–
Distributions on other equity instruments received	292	101	–	(393)	–
Return of capital contributions	77	–	–	(77)	–
Available-for-sale financial assets:
Purchases	–	(7,550)	(482)	170	(7,862)
Proceeds from sale and maturity	–	16,480	2,195	–	18,675
Purchase of fixed assets	–	(1,155)	(2,500)	–	(3,655)
Proceeds from sale of fixed assets	–	85	1,359	–	1,444
Additional capital lending to subsidiaries	(8,476)	(34)	–	8,510	–
Capital repayments by subsidiaries	475	–	–	(475)	–
Interest received on lending to Lloyds Bank	244	–	–	(244)	–
Acquisition of businesses, net of cash acquired	(320)	(2,026)	(622)	1,045	(1,923)
Disposal of businesses, net of cash disposed	–	592	129	(592)	129
Net cash flows from investing activities	(5,058)	10,871	79	916	6,808

Cash flows from financing activities
Dividends paid to equity shareholders	(2,284)	(2,650)	(4,378)	7,028	(2,284)
Distributions on other equity instruments	(415)	(273)	(120)	393	(415)
Dividends paid to non-controlling interests	–	–	(51)	–	(51)
Interest paid on subordinated liabilities	(248)	(668)	(700)	341	(1,275)
Proceeds from issue of subsordinated liabilities	–	–	–	–	–
Proceeds from issue of ordinary shares	14	–	–	–	14
Repayment of subordinated liabilities	–	(675)	(1,132)	799	(1,008)
Capital contributions received	–	–	–	–	–
Changes in non-controlling interests	–	–	–	–	–
Return of capital contribution	–	(77)	–	77	–
Capital borrowing from the Company	–	8,476	–	(8,476)	–
Capital repayments to parent company	–	(475)	–	475	–
Interest paid on borrowing from the Company	–	(244)	–	244	–
Net cash used in financing activities	(2,933)	3,414	(6,381)	881	(5,019)

Effects of exchange rate changes on cash and cash equivalents	–	(1)	1	–	–
Change in cash and cash equivalents	230	10,854	(12,260)	(230)	(1,406)
Cash and cash equivalents at beginning of year	42	45,266	17,122	(42)	62,388
Cash and cash equivalents at end of year	272	56,120	4,862	(272)	60,982
F-119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 57: CONDENSED CONSOLIDATING FINANCIAL INFORMATION continued

For the year ended 31 December 2016	Company £m	Lloyds Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Net cash provided by (used in) operating activities	(7,550)	1,073	11,131	(2,580)	2,074
Cash flows from investing activities
Dividends received from subsidiary undertakings	3,759	3,984	–	(7,743)	–
Distributions on other equity instruments received	119	–	–	(119)	–
Return of capital contributions	441	–	–	(441)	–
Available-for-sale financial assets and held-to-maturity investments:
Purchases	–	(4,664)	(322)	56	(4,930)
Proceeds from sale and maturity	–	6,429	2,350	(2,444)	6,335
Purchase of fixed assets	–	(1,122)	(2,638)	–	(3,760)
Proceeds from sale of fixed assets	–	19	1,665	–	1,684
Purchase of other equity instruments issued by subsidiaries	–	–	–	–	–
Capital lending to Lloyds Bank	–	–	–	–	–
Capital repayments by Lloyds Bank	–	–	–	–	–
Additional capital lending to subsidiaries	(4,978)	–	–	4,978	–
Capital repayments by subsidiaries	13,166	–	–	(13,166)	–
Interest received on lending to Lloyds Bank	496	–	–	(496)	–
Additional capital injections to subsidiaries	(3,522)	(309)	–	3,831	–
Acquisition of businesses, net of cash acquired	–	–	(20)	–	(20)
Disposal of businesses, net of cash disposed	–	231	5	(231)	5
Net cash flows from investing activities	9,481	4,568	1,040	(15,775)	(686)

Cash flows from financing activities
Dividends paid to ordinary shareholders	(2,014)	(3,040)	(4,602)	7,642	(2,014)
Distributions on other equity instruments	(412)	(119)	(101)	220	(412)
Dividends paid to non-controlling interests	–	–	(29)	–	(29)
Interest paid on subordinated liabilities	(229)	(1,516)	(893)	951	(1,687)
Proceeds from issue of subordinated liabilities	1,061	2,753	–	(2,753)	1,061
Repayment of subordinated liabilities	(319)	(13,200)	(4,952)	10,586	(7,885)
Proceeds from issue of other equity instruments	–	3,217	305	(3,522)	–
Capital contribution received	–	–	309	(309)	–
Return of capital contributions	–	(441)	–	441	–
Capital borrowing from the Company	–	–	–	–	–
Capital repayments to the Company	–	(3,387)	(1,198)	4,585	–
Interest paid on borrowing from the Company	–	(496)	–	496	–
Change in stake of non-controlling interests	–	–	(8)	–	(8)
Net cash used in financing activities	(1,913)	(16,229)	(11,169)	18,337	(10,974)

Effects of exchange rate changes on cash and cash equivalents	–	2	19	–	21
Change in cash and cash equivalents	18	(10,586)	1,021	(18)	(9,565)
Cash and cash equivalents at beginning of year	24	55,852	16,101	(24)	71,953
Cash and cash equivalents at end of year	42	45,266	17,122	(42)	62,388
F-120

GLOSSARY

Term used	US equivalent or brief description.
Accounts	Financial statements.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Demutualisation	Process by which a mutual institution is converted into a public limited company.
Depreciation	Amortisation.
Endowment mortgage	An interest-only mortgage to be repaid by the proceeds of an endowment insurance policy which is assigned to the lender providing the mortgage. The sum insured, which is payable on maturity or upon the death of the policyholder, is used to repay the mortgage.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Life assurance	Life insurance.
Loan capital	Long-term debt.
Members	Shareholders.
Memorandum and articles of association	Articles and bylaws.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.
Nominal value	Par value.
Open Ended Investment Company (OEIC)	Mutual fund.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.
Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.
191

GLOSSARY

Term used	US equivalent or brief description.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income. New mortgage lending of this type has not been offered by the Group since early 2009.
Tangible fixed assets	Property and equipment.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.
192

FORM 20-F CROSS REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	Not applicable.
	B.	Advisers	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected financial data	“Selected consolidated financial data”	3
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	172–188
Item 4.	Information on the Company
	A.	History and development of the company	“Business overview”	2
			“Business – History and development of Lloyds Banking Group”	4
			“Business – Legal actions and regulatory matters”	8–-10
			“Operating and financial review and prospects – Line of business information”	24–26
			“Where you can find more information”	171
			“Corporate Governance – Governance in action”	135–136
	B.	Business overview	“Business overview”	2
			“Business – Legal actions and regulatory matters”	8–10
			“Operating and financial review and prospects – Line of business information”	24–26
			“Regulation”	158–160
	C.	Organisational structure	“Lloyds Banking Group structure”	190
	D.	Property, plant and equipment	“Business – Properties”	7
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Operating and financial review and prospects”	11–106
			“Regulation”	158–160
			“Operating and financial review and prospects – Market Risk”	96–102
	B.	Liquidity and capital resources	“Operating and financial review and prospects – Risk elements in the loan portfolio and potential problem loans – Cross border outstandings”	74
			“Operating and financial review and prospects – Funding and Liquidity Risk”	88–94
			“Operating and financial review and prospects – Capital risk”	79–88
			“Operating and financial review and prospects – Investment portfolio, maturities, deposits, short-term borrowings”	104–106
			“Dividends”	162
			“Notes to the consolidated financial statements – note 47”	F-71–F-73
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects – Overview and trend information”	12
	E.	Off-balance sheet arrangements	“Operating and financial review and prospects – Funding and liquidity risk – Off balance sheet arrangements”	94
			“Notes to the consolidated financial statements – note 52”	F-88–F-101
	F.	Tabular disclosure of contractual obligations	“Operating and financial review and prospects – Funding and liquidity risk – Contractual cash obligations”	94
	G.	Safe harbor	“Forward looking statements”	189
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and employees – Directors and senior management”	107–109
	B.	Compensation	“Compensation”	111–130
			“Notes to the consolidated financial statements – note 11”	F-30–F-31
	C.	Board practices	“Management and employees”	107–110
			“Articles of association of Lloyds Banking Group plc”	163–168
			“Compensation – Service agreements”	128
			“Corporate governance – Leadership”	142–143
			“Corporate governance – Audit Committee Report”	147–150
			“Compensation – Annual report on remuneration – Remuneration Committee”	125
	D.	Employees	“Management and employees – Employees”	110
	E.	Share ownership	“Compensation – Directors’ share interests and share awards”	120–123
			“Notes to the consolidated financial statements – note 2”	F-15
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions – Major shareholders”	157
193

FORM 20-F CROSS REFERENCE SHEET

	Form 20–F Item Number and Caption		Location	Page
	B.	Related party transactions	“Major shareholders and related party transactions – Related party transactions”	157
			“Notes to the consolidated financial statements – note 46”	F-70–F-71
	C.	Interests of experts and counsel	Not applicable.
Item 8.	Financial Information
	A.	Consolidated statements and other financial information	“Consolidated financial statements”	F-3–F-9
			“Notes to the consolidated financial statements”	F10–F-120
			“Report of the Independent Registered Public Accounting Firm”	F-2
			“Business – Legal actions and regulatory matters”	8–10
			“Operating and financial review and prospects”	11–106
			“Dividends”	162
	B.	Significant changes	Not Applicable
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing information”	161
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing information”	161
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Articles of association of Lloyds Banking Group plc”	163–168
	C.	Material contracts	“Business – Material contracts”	5
	D.	Exchange controls	“Exchange controls”	168
	E.	Taxation	“Taxation”	169–170
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where you can find more information”	171
	I.	Subsidiary information	“Lloyds Banking Group structure”	190
Item 11.		Quantitative and Qualitative Disclosures about Market Risk	“Operating and financial review and prospects – Credit risk”	51–74
			“Operating and financial review and prospects – Market risk”	96–102
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	“Listing information – ADR fees”	161
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and		Not applicable.
Use of Proceeds
Item 15.	Controls and Procedures		“Corporate governance”	131–156
			“Report of Independent Registered Public Accounting Firm”	F-2
Item 16.	Reserved by the Securities and Exchange Commission
	A.	Audit committee financial expert	“Corporate governance – Audit Committee report”	147–150
	B.	Code of ethics	“Management and employees – Employees”	110
	C.	Principal accountant fees and services	“Corporate governance – Risk Management and internal control systems – Auditor independence and remuneration”	150
			“Notes to the consolidated financial statements – note 12 – Auditors’ Remuneration”	F-31–F-32
	D.	Exemptions from the listing standards for audit committees	Not applicable.
	E.	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable.
	F.	Change in registrant’s certifying accountant	Not applicable.
	G.	Corporate governance	“Corporate governance – Statement on US corporate governance standards”	131
	H.	Mine safety disclosure	Not applicable.
Part III
Item 17.	Financial statements		See response to item 18.
Item 18.	Financial statements		“Consolidated financial statements”	F-3–F-9
			“Notes to the consolidated financial statements”	F-10–F-120
			“Report of the Independent Registered Public Accounting Firm”	F-2
Item 19.	Exhibits		See “Exhibit index”	195
194

EXHIBIT INDEX

1.	Articles of association of Lloyds Banking Group plc

2.	Neither Lloyds Banking Group plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Banking Group plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.	(b)	(i)	Service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório[o]

		(ii)	Letter of appointment dated 17 November 2010 between Lloyds Banking Group plc and Anita Frew[o]

		(iii)	Letter of appointment dated 31 January 2012 between Lloyds Banking Group plc and Sara Weller■

		(iv)	Service agreement dated 1 March 2012 between Lloyds Bank plc and George CulmerΔ

		(v)	Service agreement dated 30 November 2010 between Lloyds Bank plc and Juan Colombás•

		(vi)	Letter of appointment dated 31 March 2014 between Lloyds Banking Group plc and Lord Blackwell□

		(vii)	Letter of appointment dated 1 April 2014 between Lloyds Banking Group plc and Nick Prettejohn□

		(viii)	Letter of appointment dated 1 May 2014 between Lloyds Banking Group plc and Simon Henry□

		(ix)	Letter of appointment dated 26 June 2014 between Lloyds Banking Group plc and Alan Dickinson□

		(x)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Deborah McWhinney+

		(xi)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Stuart Sinclair+

		(xii)	Letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton†

		(xiii)	Supplementary letter dated 5 December 2017 to the letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton†

		(xiv)	Letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie

		(xv)	Supplementary letter dated 3 September 2018 to the letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie

8.1	List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business

12.1	Certification of António Horta-Osório filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2	Certification of George Culmer filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1	Certification of António Horta-Osório and George Culmer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

15.1	Consent of PricewaterhouseCoopers LLP

[o]	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 13 May 2011

■	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 16 March 2012

Δ	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 25 March 2013

•	Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 5 March 2014

□	Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 12 March 2015

+	Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 8 March 2016

†	Previously filed with the SEC on Lloyds Banking Group’s Form 20–F filed 9 March 2018

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

195

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANKING GROUP plc
By:	/s/ G Culmer

Name:	George Culmer
Title:	Chief Financial Officer

Dated:	25 February 2019
196