Form 20-F
period 2020-12-31
Lloyds Banking Group plc
filed 2021-02-26
CIK 1160106

Form 20-F

2020

Confidential and contains price sensitive information

Lloyds Banking Group plc

2020 Annual Report on Form 20-F

As filed with the Securities and Exchange Commission on 26 February 2021
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2020
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
25 Gresham Street
London EC2V 7HN
United Kingdom
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary shares of nominal value 10 pence each, represented by American Depositary Shares		The New York Stock Exchange
$1,500,000,000 4.344% Subordinated Securities due in 2048	LYG48A	The New York Stock Exchange
$824,033,000 5.3% Subordinated Securities due 2045.	LYG45	The New York Stock Exchange
$1,750,000,000 3.574% Senior Notes due in 2028 (callable in 2027)	LYG28A	The New York Stock Exchange
$1,500,000,000 4.375% Senior Notes due 2028	LYG28B	The New York Stock Exchange
$1,250,000,000 4.55% Senior Notes due 2028	LYG28C	The New York Stock Exchange
$1,250,000,000 3.75% Senior Notes due 2027	LYG27	The New York Stock Exchange
$1,000,000,000 2.438% Senior Notes due 2026	LYG26A	The New York Stock Exchange
$1,500,000,000 4.65% Subordinated Securities due 2026.	LYG26	The New York Stock Exchange
$1,500,000,000 4.45% Senior Notes due 2025	LYG25A	The New York Stock Exchange
$1,500,000,000 3.87% Senior Notes due 2025	LYG25B	The New York Stock Exchange
$1,327,685,000 4.582% Subordinated Securities due 2025	LYG25	The New York Stock Exchange
$1,250,000,000 3.5% Senior Notes due 2025	LYG25	The New York Stock Exchange
$1,000,000,000 3.90% Senior Notes due 2024	LYG24A	The New York Stock Exchange
$1,000,000,000 4.5% Subordinated Securities due 2024	LYG24	The New York Stock Exchange
$1,750,000,000 4.05% Senior Notes due 2023	LYG23A	The New York Stock Exchange
$1,500,000,000 2.858% Senior Notes due 2023	LYG23B	The New York Stock Exchange
$1,000,000,000 1.326% Senior Notes due 2023	LYG23C	The New York Stock Exchange
$2,250,000,000 2.907% Senior Notes due 2023 (callable in 2022)	LYG23	The New York Stock Exchange
$1,500,000,000 3.0% Senior Notes due 2022	LYG22	The New York Stock Exchange
$1,500,000,000 2.25% Senior Notes due 2022	LYG22	The New York Stock Exchange
$1,250,000,000 3.3% Senior Notes due 2021	LYG21A	The New York Stock Exchange
$1,000,000,000 Floating Rate Senior Notes due 2021	LYG21B	The New York Stock Exchange
$500,000,000 Floating Rate Senior Notes due 2021	LYG21A	The New York Stock Exchange
$1,000,000,000 3.1% Senior Notes due 2021	LYG21	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
7.50% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities
6.75% Callable Fixed Rate Reset AT1 Perpetual Subordinated Contingent Convertible Securities
5.125% Callable Fixed Rate Reset AT1 Perpetual Subordinated Contingent Convertible Securities
The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2020 was:

Ordinary shares, nominal value 10 pence each	70,839,206,060
Preference shares, nominal value 25 pence each	412,201,226
Preference shares, nominal value 25 cents each	809,160
Preference shares, nominal value 25 euro cents each	Nil
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
Large accelerated filer ☒ Accelerated filer ☐ Non-Accelerated filer ☐ Emerging Growth Company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
Yes ☐ No ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Certain disclosures required by IFRS have been included in sections highlighted as ‘Audited’ within the Operating and financial review and prospects section of this Annual Report on Form 20-F on pages 17 to 101. Disclosures marked as audited indicate that they are within the scope of the audit of the financial statements taken as a whole; these disclosures are not subject to a separate opinion.
In this annual report, amounts described as ‘statutory’ refer to amounts included within the Group’s consolidated financial statements.
Lloyds Banking Group publishes its consolidated financial statements expressed in British pounds (‘pounds sterling’, ‘sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound sterling; references to ‘US dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US dollar; references to ‘euro’ or ‘e’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘euro cent’ are to one-hundredth of one euro; and references to ‘Japanese yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations by Lloyds Banking Group that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds sterling into US dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2020. The Noon Buying Rate on 31 December 2020 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds sterling, and therefore US dollar amounts appearing in this annual report may differ significantly from actual US dollar amounts which were translated into pounds sterling in the preparation of the consolidated financial statements in accordance with IFRS.

BUSINESS OVERVIEW
Lloyds Banking Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2020, Lloyds Banking Group’s total assets were £871,269 million and Lloyds Banking Group had 61,576 employees (on a full-time equivalent basis). Lloyds Banking Group plc’s market capitalisation at that date was £25,814 million. The Group reported a profit before tax for the 12 months to 31 December 2020 of £1,226 million, and its capital ratios at that date were 23.3 per cent for total capital, 19.1 per cent for tier 1 capital and 16.2 per cent for common equity tier 1 capital.
Set out below is the Group’s summarised income statement for each of the last two years:

	2020	2019
	£m	£m
Net interest income	10,749	10,180
Other income	18,418	32,176
Total income	29,167	42,356
Insurance claims	(14,041)	(23,997)
Total income, net of insurance claims	15,126	18,359
Operating expenses	(9,745)	(12,670)
Impairment	(4,155)	(1,296)
Profit before tax	1,226	4,393
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
At 31 December 2020, the Group’s three primary operating divisions, which are also financial reporting segments, were: Retail; Commercial Banking; and Insurance and Wealth. Retail provides banking, mortgages, personal loans, motor finance, credit cards and other financial services to personal and small business customers. Commercial Banking provides banking and related services to business clients, from small and medium-sized entities (SMEs) to large corporates. Insurance and Wealth provides long-term savings, protection and investment products as well as general insurance products.
Profit before tax is analysed on pages 19 to 22 on a statutory basis and, for the Group’s segments, on pages 27 to 33 on an underlying basis. The key principles adopted in the preparation of this basis of reporting are described on page 27. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on an underlying basis. IFRS 8, Operating Segments requires that the Group presents its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 4 to the financial statements in compliance with IFRS 8. The table below shows the results of Lloyds Banking Group’s segments in the last two fiscal years, and their aggregation. Further information on non-GAAP measures and the reconciliations required by the Securities and Exchange Commission’s Regulation G are set out on pages F-30 to F-34.

	2020	2019[1]
	£m	£m
Retail	1,991	4,213
Commercial Banking	96	1,754
Insurance and Wealth	338	1,066
Other	(232)	498
Profit before tax – underlying basis	2,193	7,531
1Segmental analysis restated, as explained on page F-30.
Lloyds Banking Group plc was incorporated as a public limited company and registered in Scotland under the UK Companies Act 1985 on 21 October 1985 with the registered number 95000. Lloyds Banking Group plc’s registered office is The Mound, Edinburgh EH1 1YZ, Scotland, and its principal executive offices in the UK are located at 25 Gresham Street, London EC2V 7HN, telephone number + 44 (0) 20 7626 1500.

SELECTED CONSOLIDATED FINANCIAL DATA
The financial information set out in the tables below has been derived from the Annual Reports on Form 20-F of Lloyds Banking Group plc for each of the past five years adjusted, where restatement was required, for subsequent changes in accounting policy and presentation.

	2020	2019	2018[1,2]	2017[1,2,3]	2016[1,2,3]
Income statement data for the year ended 31 December (£m)
Total income, net of insurance claims	15,126	18,359	18,626	18,659	17,267
Operating expenses	(9,745)	(12,670)	(11,729)	(12,346)	(12,627)
Impairment	(4,155)	(1,296)	(937)	(688)	(752)
Profit before tax	1,226	4,393	5,960	5,625	3,888
Profit after tax for the year	1,387	3,006	4,506	3,999	2,255
Profit for the year attributable to ordinary shareholders	865	2,459	3,975	3,494	1,742
Dividends for the year[4,5,6]	404	789	2,288	2,195	2,175
Balance sheet data at 31 December (£m)
Share capital	7,084	7,005	7,116	7,197	7,146
Shareholders’ equity	43,278	41,697	43,434	43,551	42,670
Other equity instruments	5,906	5,906	6,491	5,355	5,355
Customer deposits	460,068	421,320	418,066	418,124	415,460
Subordinated liabilities	14,261	17,130	17,656	17,922	19,831
Loans and advances to customers	498,843	494,988	484,858	472,498	457,958
Total assets	871,269	833,893	797,598	812,109	817,793
Share information
Basic earnings per ordinary share	1.2p	3.5p	5.5p	4.9p	2.4p
Diluted earnings per ordinary share	1.2p	3.4p	5.5p	4.8p	2.4p
Net asset value per ordinary share	61.1p	59.5p	61.0p	60.5p	59.8p
Dividends per ordinary share[4,5,7]	0.57p	1.12p	3.21p	3.05p	3.05p
Equivalent cents per share[8]	0.80c	1.40c	4.14c	4.06c	3.95c
Market price (year end)	36.4p	62.5p	51.9p	68.1p	62.5p
Number of shareholders (thousands)	2,340	2,361	2,404	2,450	2,510
Number of ordinary shares in issue (millions)[9]	70,839	70,053	71,164	71,973	71,374
Financial ratios (%)[10]
Dividend payout ratio[5,11]	46.7	32.1	57.6	62.8	124.9
Post-tax return on average shareholders’ equity	2.0	5.7	9.3	8.0	4.1
Post-tax return on average assets	0.16	0.36	0.55	0.49	0.27
Average shareholders’ equity to average assets	5.0	5.2	5.3	5.3	5.2
Cost:income ratio[12]	64.4	69.0	63.0	66.2	73.1
Capital ratios (%)
Total capital	23.3	21.3	22.9	21.2	21.2
Tier 1 capital	19.1	16.7	18.2	17.2	16.8
Common equity tier 1 capital	16.2	13.6	14.6	14.1	13.4
1The Group adopted IFRS 16 Leases with effect from 1 January 2019, in accordance with the transition requirements of the standard, comparative information was not restated.
2The Group implemented the amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously taken directly to retained profits, is now reported within tax expense in the income statement. Comparatives were restated.
3The Group adopted IFRS 9 and IFRS 15 with effect from 1 January 2018; in accordance with the transition requirements of the two standards, comparative information for preceding years was not restated.
4Annual dividends comprise both interim and estimated final dividend payments. The total dividend for the year represents the interim dividend paid during the year and the final dividend which is paid and accounted for in the following year.
5At the time of approving the Group’s results for the year ended 31 December 2019, the directors recommended a final dividend of 2.25 pence per share representing a total dividend of £1,586 million, which was to be paid on 27 May 2020. However, on 31 March 2020 the Group announced the cancellation of its final 2019 ordinary dividend. This decision was taken by the Board at the specific request of the regulator, the PRA, in line with all other major UK listed banks, as a result of the developing coronavirus crisis.
6Dividends for the year in 2016 included a special dividend totalling £356 million.
7Dividends per ordinary share in 2016 included a recommended special dividend of 0.5 pence.
8Translated into US dollars at the Noon Buying Rate on the date each payment was made, with the exception of the final dividend in respect of 2020, which has been translated at the Noon Buying Rate on 19 February 2021.
9For 2016, this figure excluded the limited voting ordinary shares owned by the Lloyds Bank Foundations. The limited voting ordinary shares were redesignated as ordinary shares on 1 July 2017.
10Averages are calculated on a monthly basis from the consolidated financial data of Lloyds Banking Group.
11Total dividend for the year divided by earnings attributable to ordinary shareholders.
12The cost:income ratio is calculated as total operating expenses as a percentage of total income (net of insurance claims).

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
The Group successfully launched its non ring-fenced bank, Lloyds Bank Corporate Markets plc in 2018, transferring in the non ring-fenced business from the rest of the Group, thereby meeting its legal requirements under ring-fencing legislation.
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

BUSINESS
STRATEGY OF LLOYDS BANKING GROUP
Today's environment continues to evolve and provide new challenges. The macroeconomic environment remains uncertain, whilst Lloyds Banking Group is witnessing increasing societal expectations, an accelerated shift to digital and new technology capabilities in the context of the pandemic driving a step change in ways of working.
Throughout 2020 the management team, in conjunction with the Board, have worked on developing an evolution of Lloyds Banking Group's strategy to address these issues. The Group has made significant progress in recent years, leveraging its unique strengths and assets, including its purpose driven and customer focused business model, low risk approach to business, market leading efficiency and leading multi-channel propositions, including the largest digital bank and branch network in the UK. This has created the platform for Strategic Review 2021, the next stage of the Group's journey.
Strategic Review 2021 is focused on Helping Britain Recover and building the UK’s preferred financial partner for personal customers and the best bank for business. Strategic Review 2021 will deliver co-ordinated growth opportunities in the Group’s two core customer segments, supported by enhanced capabilities in four areas:
•Preferred financial partner for personal customers, through leveraging the Group’s unique competitive advantages to significantly deepen customer relationships
•Best bank for business, through building a leading digital SME proposition, with a disciplined and strengthened business for Corporate and Institutional clients
•Further develop and leverage the Group’s core capabilities, including delivering a modernised technology architecture, building integrated payment solutions, creating a data driven organisation and implementing reimagined ways of working
Clear execution outcomes for the coming year are outlined for all these areas and underpinned by long-term strategic vision. Strategic Review 2021 will thus enable the Group to deliver revenue generation and diversification whilst unlocking further efficiency gains, within the Group’s low risk and capital efficient business. Lloyds Banking Group's purpose, unique business model and ambitious strategy will allow the Group to Help Britain Recover and deliver long-term sustainable returns for its shareholders.
BUSINESS AND ACTIVITIES OF LLOYDS BANKING GROUP
The Group’s activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth. During 2020, the Group migrated certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail; the Group has also revised its approach to internal funding charges, including the adoption of the Sterling Overnight Index Average (SONIA) interest rate benchmark in place of LIBOR. Comparatives have been restated accordingly.
Further information on the Group’s financial reporting segments is set out on pages 30 to 32 and in note 4 to the financial statements.
MATERIAL CONTRACTS
The Company and its subsidiaries are party to various contracts in the ordinary course of business.

ENVIRONMENTAL MATTERS
Helping Britain transition to a sustainable low carbon economy
This section contains certain disclosures in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).
The Group’s unique position within the UK economy means that the successful transition to a more sustainable, low carbon economy is of strategic importance. The Group supports the aims of the 2015 Paris Agreement, the UK Government’s Net Zero target and Ten Point Plan for a Green Industrial Revolution and the recommendations of the TCFD.
The economic recovery required post COVID-19 provides a critical opportunity to drive clean growth and ensure that the UK’s decarbonisation requirements sit at the heart of the UK’s policy framework. In 2020, the Group joined over 200 businesses, investors, and business organisations in calling on the Government to deliver a clean, inclusive, and resilient recovery plan. The Group has produced a separate document outlining its belief that prioritising a green recovery is critical and the priority areas that the Group thought should feature within any economic stimulus plan.
Lloyds Banking Group Strategy
Lloyds Banking Group’s goal and approach
As a signal of commitment, the Group set an ambitious goal in 2020: working with customers, Government, and the market to help reduce the emissions that the Group finances by more than 50 per cent by 2030, on the path to net zero by 2050 or sooner, which will support the UK Government's ambition and the 2015 Paris Agreement. During the course of 2020, the Group has calculated an initial estimate of its 2018 financed emissions baseline and has developed its first emission intensity reduction ambition for the power sector, the decarbonisation of which is critical to the UK achieving its climate targets. The Group will continue to develop additional sector specific ambitions throughout 2021.
In addition, the Insurance and Wealth division (excluding Wealth Private Banking) has published a target to reach net zero across the full portfolio of investments by 2050, halving the investments’ carbon footprint by 2030.
In order to meet its overall 2030 and 2050 goals, the Group will continue to:
•Identify new ways to support customers and clients with the management of opportunities and risks associated with climate change, and the transition to a low carbon economy.
•Identify, manage, and disclose material sustainability and climate-related risks across the Group and their impacts on the Group and its financial planning processes, in line with the TCFD framework. This includes working with industry bodies, specialist consultancies and leading academics to develop a robust climate risk measurement capability.
•Use the scale and reach of the Group to help drive progress towards a sustainable and resilient UK economy through engagement with customers, communities, industry, Government, shareholders, and suppliers.
•Embed sustainability into the way the Group does business and manages its own operations in a more sustainable way. To support this the Group has updated the operational climate pledges, setting a new net zero goal for 2030.
The Group participates in several industry initiatives and has signed up to key principles that drive action on climate change and sustainability.

The Lloyds Banking Group Ambitions
The Group set seven leadership ambitions to support the UK’s transition to a sustainable future. In 2020, the Group has focused on enhancing its green finance products and services to achieve its ambitions. Examples of this include the following:

Lloyds Banking Group Ambition	How the Group are delivering against the ambitions
Business Become a leading UK commercial bank for sustainable growth, supporting clients to transition to sustainable business models and operations, and to pursue new clean growth opportunities
•Since 2018 the Group has supported renewable energy projects that power the equivalent of 10.1 million homes, significantly exceeding the Helping Britain Prosper Plan 2020 target.
•The Group launched several new green finance products, tools, and services: a Lloyds Bank and Bank of Scotland Green Buildings Tool; a Sustainability Fixed Term Deposit and 95 Day Notice Account; and the Group also structured and co-ordinated the first Sterling Overnight Index Average (SONIA) Sustainability Linked Loan for Affinity Water

Homes Be a leading UK provider of customer support for energy efficient, sustainable homes
•The Group launched the Green Living and Eco Home Hub for Halifax and Lloyds customers
•To support Halifax customers with the cost of green home improvements, the Group has also introduced a Green Living Reward under the UK Department for Business, Energy, and Industrial Strategy (BEIS) Green Home Finance Innovation Fund

Vehicles Be a leading UK provider of low emission/green vehicle fleets	•In 2020, the Group more than doubled the number of electric vehicles financed through its Motor Finance and Leasing subsidiaries, Lex Autolease and Blackhorse

Pensions and investments
Be a leading UK pension provider that offers customers and colleagues sustainable investment choices, and challenges the companies the Group invest in to behave more sustainably and responsibly

•Scottish Widows has launched a Responsible Investment Framework in March 2020 and supporting Stewardship Policy.
•The Scottish Widows Exclusions Policy focuses on companies that have failed to meet Scottish Widows environmental, social and governance standards, namely manufacturers of controversial weapons, UN Global Compact violators and those deriving more than 10 per cent of their revenue from thermal coal and tar sands extraction. Scottish Widows is currently divesting an initial £440 million from these companies, starting with those investments where Scottish Widows has direct control and is working to expand the application of this policy into external pooled funds that underpin the multi-asset funds as well. Early success of engagement activity with one of the partner asset managers has led the investment manager to introduce an exclusions policy for all its Europe-domiciled passive funds totalling over £20 billion, leading to an additional divestment of approximately £280 million within customer pension portfolios.
•Through shareholder investments, Scottish Widows provides direct loans for renewable energy, including for offshore wind and solar energy.
•Scottish Widows is also investing £2 billion of Pension and Retirement Portfolio Pension Funds capital into a new fund, the ACS Climate Transition World Equity Fund, co-created with BlackRock that looks to increase investment in companies that are well prepared for the low carbon transition and to reduce exposure to those that are less so

Insurance Be a leading UK insurer in improving the resilience of customers’ lives against extreme weather exacerbated by climate change
•The Group continues to partner with RedArc to operate a trauma helpline that aids customers needing extra help after a traumatic claim such as a fire or flood
•The Group is also investing in ways to minimise the impact of flooding on customers. For example, the Group continues to provide a Rapid Response Vehicle to quickly assess claims and release funds to customers in the worst affected areas

Green bonds Be a leading UK bank in the green/sustainable bonds market	•Since the launch of this ambition in 2016, the Group has maintained the role as a leader for UK corporate clients between 2016 and 2020, raising around £2.9 billion.

Lloyds Banking Group’s own footprint
Be a leading UK bank in reducing Lloyds Banking Group’s own carbon footprint and challenging our suppliers to ensure Lloyds Banking Group’s own consumption of resources, goods and services is sustainable

•The Group continues to improve the sustainability of its own operations and has recently updated the Group’s operational climate pledges.
•This year, the Group has calculated and disclosed the emissions associated with increased homeworking as a result of COVID-19 and sponsored a white paper in this area.
•The Group has continued to reduce the energy and carbon intensity of its properties and has supported low carbon travel
•Lloyds Banking Group’s overall location-based carbon emissions were 159,487 tonnes CO2e; a 24 per cent decrease since 2019 and 72 per cent since its 2009 baseline (legacy scope).

Governance
Lloyds Banking Group’s governance structure provides clear oversight and ownership of the Group’s sustainability strategy and management of climate-related risks. Governance for climate-related risks is embedded into the Group’s existing governance structure and is complementary to governance of the sustainability strategy.
Risk management
The Group has adopted a comprehensive approach to embedding climate-related risks into its Enterprise Risk Management Framework through:
•Creation of a new principal risk for climate risk, in order to drive dedicated focus and a consistent approach, whilst enhancing Board-level insight.
•Integration of climate risk into the Group’s existing principal risks, to ensure comprehensive consideration across all aspects of its business activity.
Climate Risk is included as both a principal and emerging risk this year given it is such a new and fast-moving area. The Group continues to ensure its approach for climate risk management has suitable Board- level visibility. The Board has approved a Risk Appetite Statement for climate risk, as well as an interim metric to ensure the Group continues to progress activities at pace, supported by Board-level risk reporting.
As the understanding and importance of climate risk progresses, climate scenario analysis is becoming an essential capability and risk management tool. Scenario analysis assists the identification, measurement, and ongoing assessment of climate risks over the longer-term, and the potential threats to the Group’s strategic objectives. In 2020, the Group has developed its climate scenario analysis framework and will see outputs from this in 2021.
To further accelerate progress, the Group has engaged with third-party consultants to support the development of its climate risk management framework and high priority sector analysis, thereby extending its modelling and assessment capabilities for quantifying climate risk.
Climate risk and sustainability has been a key consideration in the credit assessment process in recent years, and in 2020 the Group has deepened the integration of sustainability into its credit risk processes and appetite statements. Lloyds Banking Group continues to refine the Group’s external sector statements, which help articulate appropriate areas of climate-related risk appetite and the Group’s approach to the risk assessment of its customers.
As part of the Group's credit risk policy, the Group has mandatory requirements to consider environmental risks in key risk management activities. In Commercial Banking, Relationship Managers must continue to ensure that sustainability risk is considered for all new and renewal facilities, and specifically commented on where credit limits exceed £500,000. The Group has also developed and is piloting a tool in Commercial Banking to help qualitatively assess clients’ physical and transition risks.
In Retail, the Group considers exposure to physical risks, such as flooding, in mortgages origination criteria and the Group has also introduced sustainability related criteria into its motor finance businesses. Within Insurance, an assessment of climate-related risks to General Insurance (GI) liabilities is integrated into the internal model governance process. The Group further developed its weather modelling capabilities in 2020 through completion of a research partnership between the Group's GI Weather Modelling Team and the University of Reading on extreme wind and flood risk in the UK.

Sectors with increased climate risk
The Group has identified those sectors where it has lending to customers that may likely contribute a higher share of Lloyds Banking Group’s financed emissions (see Table 1). Not all customers in these sectors have high emissions or are exposed to significant transition risks.
The Group continues to enhance and refine this work at both counterparty and sector level, considering both risks and opportunities as it looks to support customers' responses to climate change.

Table 1. Lending[1] to customers in sectors at increased risk from the impacts of climate change
Commercial Banking Sector[4]		Lending to Commercial Banking customers (£m)[2]		Percentage of total Group loans and advances to customers[3]
		Dec 2020	Dec 2019	Dec 2020	Dec 2019
Energy Use in Buildings	Real Estate (including Housing Associations)	25,426	27,124	5.04%	5.44%
Agriculture	Agriculture, Forestry & Fishing[5]	7,464	7,219	1.48%	1.45%
Transport	Passenger Transport	1,135	1,120	0.22%	0.22%
	Industrial Transport	1,374	1,674	0.27%	0.34%
	Automotives[6]	1,485	1,272	0.29%	0.26%
Energy Use in Industry	Housebuilders	870	1,168	0.17%	0.23%
	Construction[7]	1,210	1,179	0.24%	0.24%
	Cement, Construction Materials, Chemicals & Steel Manufacture	317	391	0.06%	0.08%
	General Manufacturing	1,301	1,285	0.26%	0.26%
	Food Manufacturing and Wholesalers	1,312	1,844	0.26%	0.37%
Energy Supply	Oil & Gas[8]	1,099	1,393	0.22%	0.28%
	Utilities	1,638	1,779	0.32%	0.36%
	Coal Mining	8	21	0.002%	0.004%
	Total	44,639	47,469	8.85%	9.53%

		Loans and advances to customers (£m)		Percentage of total Group loans and advances to customers[3]
Retail Division areas[9]		Dec 2020	Dec 2019	Dec 2020	Dec 2019
	UK Mortgages	294,806	289,198	58.42%	58.04%
	UK Motor Finance	15,201	15,976	3.01%	3.21%
	Total	310,007	305,174	61.44%	61.25%
1Commercial Banking and Retail divisions only. Excludes Insurance and Wealth division.
2Commercial Banking division only, excludes Commercial Finance. Drawn lending is gross of significant risk transfers. Excludes Business Banking lending, which sits within Retail division. 2019 restated on a consistent basis with 2020.
3Percentages calculated using total Group loans and advances to customers, before allowance for impairment losses (£504,603 million at 31 December 2020 and £498,247 million at 31 December 2019).
4Commercial lending classified using ONS SIC codes at legal entity level.
5Agriculture lending includes Agricultural Mortgage Corporation (AMC) based on loans and advances to customers £4,186 million (2019: £3,998 million).
6Includes Automotive manufacture, retail and wholesale trade, rentals and parts but excludes finance captives and securitisations.
7Construction excludes 41100 Development of building projects (included within Real Estate) and 41202 Construction of domestic buildings (reported separately as Housebuilders).
8Excludes Commodity Traders.
9Based on loans and advances to customers within Retail Division.
Metrics and targets
Financed emissions
Lloyds Banking Group believes it is appropriate to provide more financial information on its financed emissions, although the Group also recognises this is a rapidly developing area, with evolving and sometimes limiting data availability, data completeness and calculation methodologies. The Group expects these to continue to improve in 2021 and beyond, helping it to refine the Group's approaches, estimates and understanding of the climate risk within its portfolios. However, in order to enhance disclosure, whilst recognising these limitations, the Group details in Table 2 an initial estimated view of the 2018 financed emissions baseline across the Group’s own lending activity (excluding Insurance and Wealth).
This will serve as an initial basis for the Group’s goal of helping to reduce the emissions that the Group finances by more than 50 per cent by 2030 and to help it better support customers in their transition plans to a low-carbon economy (see Table 2). The Group selected 2018 as there is more comprehensive company emissions reporting and UK Government Office of National Statistics (ONS) emissions data available at that time.
The Group has used the emerging industry standard for calculating financed emissions developed by the Partnership for Carbon Accounting Financials (PCAF). The baseline is an estimate, as client or asset level emissions data is currently not available in all cases and where appropriate, the Group has used internal and external data and proxies to fill these data gaps. Given this is a new discipline that will continue to develop and evolve, it is expected that its baseline will change in the future (perhaps materially), which may require restatement. The Group expects methodologies for calculating financed emissions to mature, with data availability and quality also improving from clients and Government sources.

The initial estimated view of the 2018 financed emissions baseline covers approximately 70 per cent of the Group’s balance sheet (excluding Insurance and Wealth)1 comprised of:
•Motor vehicle loans (Lex and Black Horse) – at individual vehicle level, vehicle emission intensity and contracted (or estimated) miles driven per annum
•Mortgages (Retail UK Mortgages) – from Energy Performance Certificates (EPCs) where available with estimates used for properties without EPC ratings
•Business loans (Commercial Banking only) – on client-level emissions data and asset-based estimates using ONS UK sector emissions
•Cash balances – with no associated emissions
For the remaining balance sheet, 26 per cent currently have no method for calculating emissions and 4 per cent do not have data readily available to enable emissions to be calculated.2
As currently recommended by PCAF, the baseline only includes Scope 1 and 2 emissions of clients and does not include undrawn lending commitments, off balance sheet contingents or areas where there is no methodology.
Insurance and Wealth financed emissions
The financed emissions for the Insurance and Wealth division are not included in the Group’s total financed emissions or the Group’s target to reduce financed emissions by 50 per cent by 2030. Due to the different nature of banking and investment activity, the Insurance and Wealth division will be further developing its approach to reporting appropriate climate metrics and targets during 2021.

Table 2. Initial estimated view of the 2018 financed emissions baseline for the Group’s own lending (excluding the Insurance and Wealth division)
Asset Class	Estimated MtCO2e (Scope 1 & 2 emissions)	Equivalent share of UK total emissions by sector/asset class[6]
Motor vehicle loans[3]	3.2	c.4%
Mortgages[4]	6.3	c.6%
Business loans[5]	15.9	c.6%
Total	25.4[1,2]	c.5.6%
Notes to table:
1Includes Nil emissions for cash balances,which accounted for 8 per cent of the Group's balance sheet.
2Examples of areas where there is no current method for calculating emissions include: government securities, derivatives, personal loans, credit cards and reverse repos. Areas where data was not readily available, but coverage may be expanded in the future include: business banking, non-UK mortgages, loans and advances to banks and some assets at fair value through profit and loss.
3Covers 95 per cent of motor vehicle loans and operating lease assets. Excludes assets that do not have a motor , specialist vehicles and vehicles where mileage is difficult to estimate. Currently does not apply a loan-to-value ratio for emissions.
4Covers 97 per cent of mortgages. Excludes non-UK mortgages. Uses EPC emissions estimates for 45% of properties and average emission intensity profiles of EPC C to G properties to calculate emissions for the balance of properties where EPCs are not available. Property index value as at end 2018 is used for current property value in PCAF emission attribution calculations.
5Includes 99 per cent of Commercial Banking business loans, based on drawn lending. The PCAF sector-based approach has been used for the majority of the business loans baseline, using Office of National Statistics (ONS) UK emissions. The business loans method has been applied to project finance (excluding Power project finance) and commercial real estate assets, which will be refined in the future as better data becomes available.
6Total UK emissions in 2018 were: 88 MtCO2e from cars and vans; c.100 MtCO2e from homes, including emissions from both electricity and heating; and 263 MtCO2e from business (excluding emissions from electricity used in residential property). Source: Department for Business, Energy and Industrial Strategy - 2018 UK Greenhouse Gas Emissions, Final Figures.
Power sector ambition
In Commercial Banking, the Group has been working to develop a power sector ambition as power sector decarbonisation is critical for the UK to achieve its Net Zero goal.
The Group has determined that its power generation portfolio, comprising Commercial Banking large corporate and project finance portfolio facilities, generated financed emissions of 0.7MtCO2e in 2018, with an emission intensity of 141gCO2e/kWh on a drawn basis, covering both UK and EU exposures. This is lower than the UK average grid emissions intensity of 283 gCO2e/kWh in 2018, due to market leading support for UK offshore and renewable energy.
Having assessed the Commercial Banking large corporate and project finance power generation portfolio against decarbonisation plans and its commitment to Help Britain Prosper, the Group is now setting an ambition to reduce the portfolio’s emission intensity to less than 75gCO2e/kWh by 20301 This is in line with the UK’s net zero ambition but takes into account the combination of UK and European clients in its portfolio.
Achieving the Group’s ambition will be dependent on the UK and European countries putting in place the policy frameworks to meet decarbonisation goals and major utilities achieving their decarbonisation objectives. The Group will work with the Government and its clients to help support this transition.
1The Group has followed the PCAF recommendation to only account for drawn lending exposure in our financed emission disclosure. It is important to highlight that the undrawn portion of the power generation portfolio could result in fluctuations to the emission and power intensity baseline.
Green finance
In 2020, the Group provided over £2.3 billion of green finance in Commercial Banking, through its Clean Growth Finance Initiative, Commercial Real Estate Green Lending Initiative, Renewable Energy Financing and Green Bond facilitation. This increased the Group’s total green finance to over £7.3 billion since 2016. In addition, the Group has supported clients with over £1.8 billion of Sustainability Linked Loans since 2017.

New climate pledges for Lloyds Banking Group’s own operations
In 2019 the Group announced achievement of its 2030 carbon emission reduction goal for its own operations, 11 years early, having reduced carbon emissions by 63 per cent between 2009 and 2019, and exceeding its 60 per cent reduction target. The Group is now able to announce three new operational climate pledges which accelerate the Group’s plan to tackle climate change and apply across its operations.
•The Group expects to achieve net zero carbon operations by 2030. The Group plans to reduce its direct emissions (known as Scope 1 and 2 emissions) by at least 75 per cent (compared to 2018/9 levels)
•The Group expects to reduce its total energy consumption by 50 per cent by 2030 (compared to 2018/9). Whilst the Group already procures zero carbon electricity, it remains crucial that the Group reduces the amount of power it consumes to support the UK in meeting an increasing demand for renewable energy
•The Group expects to maintain travel carbon emissions below 50 per cent of pre COVID-19 (2018/9) levels, embedding for the long-term the reduced levels of commuting and business travel seen during the pandemic and supporting colleagues to switch to low carbon transport.
Achieving these goals will not be easy, and the Group will need to invest in its buildings over the next decade, supporting the UK to make a green recovery. The Group will continue to deploy energy efficient technology including LED lighting and improved building controls. The Group will remove all use of natural gas from its estate, replacing its gas boilers with zero carbon heating technologies and creating more sustainable branches in communities across the UK. Many of the technologies that the Group will need to use are still new and it will need to work closely with its partners and supply chain to innovate.
Scope 1,2 and 3 Greenhouse gas emissions
The Group has reported greenhouse gas emissions and environmental performance since 2009, and since 2013 this has been reported in line with the requirements of the Companies Act 2006 and its applicable regulations. The Group’s total emissions, in tonnes of CO2 equivalent, are reported in the table below. Deloitte LLP has provided limited level ISAE 3000 (Revised) assurance over selected non-financial indicators as noted by ☑ . Deloitte's full, independent assurance statement is available online in the 2020 ESG Report at https://www.lloydsbankinggroup.com/who-we-are/responsible-business/downloads.html
Methodology
The Group follows the principles of the Greenhouse Gas (GHG) Protocol Corporate Accounting and Reporting Standard to calculate Scope 1, 2 and 3 emissions from its worldwide operations. The reporting period is 1 October 2019 to 30 September 2020. Emissions are reported based on the operational control approach.
Reported Scope 1 emissions are those generated from gas and oil used in buildings, emissions from fuels used in UK company owned vehicles used for business travel and fugitive emissions from the use of air conditioning and chiller/refrigerant plant. Reported Scope 2 emissions are generated from the use of electricity and are calculated using both the location and market-based methodologies. Reported Scope 3 emissions relate to business travel and commuting undertaken by colleagues, waste and the extraction and distribution of each of the Group’s energy sources – electricity, gas, and oil. This year, in light of the coronavirus pandemic’s impacts on Group operations, the Group has included the emissions of colleagues working from home before and during the pandemic in the Group’s Scope 3 totals.
Intensity ratio

Legacy Scope	Oct19- Sep20	Oct18- Sep19	Oct17- Sep18
GHG emissions (CO2e) per £m of underlying income (Location Based)[1]	10.4	11.5	13
GHG emissions (CO2e) per £m of underlying income (Market Based)[1]	4.7	5.6	6.2

Expanded Scope	Oct19- Sep20	Oct18- Sep19	Oct17- Sep18[1]
GHG emissions (CO2e) per £m of underlying income (Market Based) - expanded scope[2]	13.6	15.8	17.3
GHG emissions (CO2e) per £m of underlying income (Location Based) - expanded scope[2]	7.9	9.9	10.6
1Intensities have been restated for 2017-2018 and 2018-2019 to reflect changes to emissions data only, replacing estimated data with actuals; underlying income figures for those years have not changed.
2Scope 3 emissions have been expanded to include additional elements within the Group’s own operations including emissions from waste, colleague commuting and additional elements of business travel, (including taxis, tube, well to tank emissions of business travel and hotels). We have disclosed these figures parallel to legacy scope numbers to allow fairer comparison to numbers previously disclosed and to demonstrate performance versus our previous targets. Additionally, October 19-September 20 scope 3 figures include an allowance for emissions from homeworkers not previously accounted for, owing to the significant increase in materiality year to year due to the impacts of coronavirus. Previous years have not been restated.
This year, the Group’s overall location-based carbon emissions were 159,487 tCO2e; a 24 per cent decrease since 2019 and 72 per cent against its 2009 baseline (legacy scope). Significant reductions were achieved between October and March of this reporting year. These are attributable to the Group’s programme of environmental action since 2010, which has delivered a reduction in gas and electricity consumption through extensive energy management, alongside decarbonisation of the UK electricity grid from October to March 2020. Further reductions have been caused by the impact of coronavirus on the Group’s operations and reported emissions. A large proportion of the Lloyds Banking Group colleagues worked from home in 2020 in line with travel restrictions and advice, which has led to a considerable reduction in both scope 1 and 3 business travel numbers reported. Group building energy, gas, and electricity, also reduced in part due to the impacts of this operational shift, though impacts are not as significant.
The Group scope 2 market-based emissions figure is zero tCO2e, as it has procured renewable energy certificates equal to its total electricity consumption in each of the markets in which the Group operates since January 2019.
Omissions
Emissions associated with joint ventures and investments are not included in this disclosure as they fall outside the scope of the Lloyds Banking Group operational boundary. The Group does not have any emissions associated with imported heat, steam or imported cooling and is not aware of any other material sources of omissions from its reporting.

Carbon Emissions (tonnes CO2e)

Legacy Scope	Oct19- Sep20	Oct18- Sep19[1]	Oct17- Sep18[1]
Total CO2e (market-based) ☑	71,704	101,856	116,100
Total CO2e (location-based) ☑	159,487	208,495	243,028
Total Scope 1 & 2 (location-based) ☑	126,890	155,270	178,378
–Of Which UK Scope 1 & 2 (location-based)	126,209	152,893	176,676
Total Scope 1 & 2 (market-based) ☑	39,107	48,631	51,450
–Of Which UK Scope 1 & 2 (market-based)	38,806	47,946	49,213
Total Scope 1 ☑	39,107	48,246	49,505
Total Scope 2 (market-based) ☑	—	385	1,945
Total Scope 2 (location-based) ☑	32,597	53,225	64,650

Expanded scope	Oct19- Sep20	Oct18- Sep19[1]	Oct17- Sep18[1]
Total CO2e (market-based) ☑	120,308	180,153	197,623
Total CO2e (location-based) ☑	208,092	286,792	324,551
Total Scope 3 ☑	81,202	131,522	146,173

Global Energy Use (kWhs)	Oct19- Sep20	Oct18- Sep19[1]	Oct17- Sep18[1]
Total Global Energy Use ☑	524,024,822	591,341,929	623,467,500
–Of Which UK Energy Use	518,717,523	585,136,101	617,185,723
Total Building Energy	503,709,548	551,778,914	577,606,213
Total Company Owned Vehicle Energy	14,436,436	29,987,906	34,889,251
Total Grey Fleet Vehicle Energy[2]	5,878,838	9,575,109	10,972,036
1Restated 2018/2017 emissions data to improve the accuracy of reporting, using actual data to replace estimates.
2Grey fleet refers to colleague and hired road vehicles being used for a business purpose. Emissions in tonnes CO2e in line with the GHG Protocol Corporate Standard (2004). We are reporting to the revised Scope 2 guidance, disclosing a market-based figure in addition to the location-based figure.
The measure and report Scope 1, 2, 3 emissions is provided in the Lloyds Banking Group Reporting Criteria statement available online at www.lloydsbankinggroup.com/who-we-are/responsible-business.html
Scope 1 emissions include mobile and stationary combustion of fuel and operation of facilities.
Scope 2 emissions have been calculated in accordance with GHG Protocol guidelines, in both location and market based methodologies.
Scope 3 emissions reported are disclosed in line with our legacy target, per the expanded to include additional elements within the Group’s own operations including emissions from waste, colleague commuting and additional elements of business travel (including taxis, tube, well to tank emissions of business travel and hotels). We have also disclosed legacy scope numbers to allow fairer comparison to numbers previously disclosed and to demonstrate performance versus our previous targets.
☑ Indicator is subject to Limited ISAE3000 (revised) assurance by Deloitte LLP for the 2020 Annual Responsible Business Reporting. Deloitte’s 2020 assurance statement and the 2020 Reporting Criteria are available online at www.lloydsbankinggroup.com/who-we-are/responsible-business.html
Energy Efficiency
Whilst coronavirus has significantly impacted Lloyds Banking Group's energy performance year on year, the Group did see a 4 per cent year to year energy consumption reduction achieved in a 6-month period prior to the impacts of coronavirus, largely due to the Group’s energy reduction initiatives. These initiatives include an energy optimisation programme; an energy intervention scheme that includes remote and on-site optimisation and strategic alterations of building management systems and controls systems to match the run hours of plant to core operating hours and ensure temperature settings are aligned with Group comfort guidelines. In 2020, 89 deep-dives, 88 on-site optimisations, 13 remote optimisations and 550 bank holiday programming were completed, which resulted in a 105 GWh saving. Additionally, Lloyds Banking Group saw a 14 per cent year to year energy reduction in our company owned vehicles energy usage in the 6-month period prior to April 2020, due to our ongoing focus on reducing business travel.
Looking forward
In 2021, Lloyds Banking Group will continue to develop additional sector-based ambitions to support its goal to help reduce the emissions it finances by more than 50 per cent by 2030. The Group will continue to enhance its methodologies and framework for reporting climate risks and opportunities, taking into account relevant industry guidelines and regulatory reporting requirements. This will further advance the Group disclosures and respond to the evolving needs of both its shareholders and other stakeholders.
PROPERTIES
At 31 December 2020, Lloyds Banking Group occupied 1,746 properties in the UK. Of these, 369 were held as freeholds and 1,377 as leasehold. The majority of these properties are retail branches, widely distributed throughout England, Scotland, Wales and Northern Ireland. Other buildings include the Lloyds Banking Group’s head office in the City of London with other customer service and support centres located to suit business needs but clustered largely in eight core geographic conurbations – London, Edinburgh, Glasgow, Midlands (Birmingham), Northwest (Chester and Manchester), West Yorkshire (Halifax and Leeds), South (Brighton and Andover) and Southwest (Bristol and Cardiff).
In addition, there are 105 properties which are either sub-let or vacant. There are also a number of Automated Teller Machine (ATM) units situated throughout the UK, the majority of which are held as leasehold. The Group also has business operations elsewhere in the world, primarily holding property on a leasehold basis.

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
PAYMENT PROTECTION INSURANCE (EXCLUDING MBNA)
The Group has made provisions for PPI costs totalling £21,960 million; of which £85 million was recognised in the final quarter of the year ended 31 December 2020. Of the approximately six million enquiries received pre-deadline, more than 99 per cent have now been processed. The £85 million charge in the fourth quarter was driven by the impact of coronavirus delaying operational activities during 2020, the final stages of work to ensure operational completeness ahead of an orderly programme close and final validation of information requests and complaints with third parties that resulted in a limited number of additional complaints to be handled. A small part of the costs incurred during the year also reflect the costs associated with litigation activity to date.
At 31 December 2020, a provision of £201 million remained unutilised relating to complaints and associated administration costs excluding amounts relating to MBNA. Total cash payments were £1,462 million during the year ended 31 December 2020.
PAYMENT PROTECTION INSURANCE (MBNA)
As announced in December 2016, the Group's exposure continues to remain capped at £240 million under the terms of the MBNA sale and purchase agreement. No additional charge has been made by MBNA to its PPI provision in the year ended 31 December 2020; total cash payments in the year were £241 million and the remaining provision at 31 December 2020 was £61 million (31 December 2019: £302 million).
OTHER PROVISIONS FOR LEGAL ACTIONS AND REGULATORY MATTERS
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2020 the Group charged a further £379 million in respect of legal actions and other regulatory matters, and the unutilised balance at 31 December 2020 was £380 million (31 December 2019: £528 million). The most significant items are as follows.
HBOS Reading – review
The Group completed its compensation assessment for those within the Customer Review in 2019 with more than £109 million of compensation paid, in addition to £15 million for ex-gratia payments and £6 million for the reimbursement of legal fees. The Group is applying the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel, an extension of debt relief and a wider definition of de facto directors. Further details of the panel were announced on 3 April 2020 and the panel's full scope and methodology was published on 7 July 2020. The panel’s stated objective is to consider cases via a non-legalistic and fair process, and to make their decisions in a generous, fair and common-sense manner. Details of an appeal process for the further assessments of debt relief and de facto director status have also been announced. The Group continues to make progress on its assessment of claims for further debt relief and de facto director status, completing preliminary assessments for 98 per cent of claims on both debt relief and de facto directors. As part of these activities the Group has recorded charges in relation to compensation payments and associated costs (projected to the fourth quarter of 2021) in 2020 in applying the recommendations, in respect of debt relief and de facto director status. During 2021, decisions from the independent panel re-review on direct and consequential losses will start to be issued, which is likely to result in further charges but it is not possible to estimate the potential impact at this stage. The Group is committed to implementing Sir Ross' recommendations in full.
The Dame Linda Dobbs review, which is considering the Group’s handling of HBOS Reading between January 2009 and January 2017, is now expected to complete towards the end of 2021. The cost of undertaking the review is included in the revised provision.
The 2020 charge of £159 million, and lifetime cost of £435 million, includes both compensation payments and operational costs.
Arrears handling related activities
The Group has provided an additional £35 million in the year ended 31 December 2020 for arrears handling related activities, bringing the total provided to date to £1,016 million; the unutilised balance at 31 December 2020 was £62 million.
Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The German industry-wide issue regarding notification of contractual 'cooling off' periods continued to lead to a similar number of claims in 2020 as 2019. The total provision made to 31 December 2020 was £674 million (31 December 2019: £656 million); utilisation of the provision was £28 million in the year ended 31 December 2020 (2019: £28 million); the remaining unutilised provision as at 31 December 2020 was £93 million (31 December 2019: £101 million). The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

BUSINESS
INTERCHANGE FEES
With respect to multi-lateral interchange fees (MIFs), the Group is not involved in the ongoing litigation which involves card schemes such as Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
–litigation brought by retailers against both Visa and Mastercard continues in the English Courts (and includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that historic interchange arrangements of Mastercard and Visa infringed competition law); and
–litigation brought on behalf of UK consumers in the English Courts against Mastercard, which the Supreme Court has now confirmed can proceed.
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference stock as part of the consideration for the sale of its shares in Visa Europe. In 2020, some of these Visa preference shares were converted into Visa Inc Class A common stock (in accordance with the provisions of the Visa Europe sale documentation) and they were subsequently sold by the Group. The sale had no impact on this contingent liability.
LIBOR AND OTHER TRADING RATES
Certain Group companies, together with other panel banks, have been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate. Certain of the plaintiffs' claims have been dismissed by the US Federal Court for the Southern District of New York (subject to appeals).
Certain Group companies are also named as defendants in (i) UK based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
Furthermore, the Swiss Competition Commission concluded its investigation against Lloyds Bank plc in June 2019. However, the Group continues to respond to litigation arising out of the investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.
It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.
TAX AUTHORITIES
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in early 2022. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £810 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £270 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.
CONTINGENT LIABILITIES RELATING TO OTHER LEGAL ACTIONS AND REGULATORY MATTERS
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All material such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

BUSINESS
COMPETITIVE ENVIRONMENT
The Group provides financial services to individual and business customers, predominantly in the UK but also overseas. The main business activities of the Group are retail and commercial banking and long-term savings, protection and investment.
Highlights
•Our competitive landscape continues to broaden with an increasing number of digital-only providers, although the current environment has increased scrutiny on profitability and sustainability of these business models
•Established competitors continue to re-focus on core business areas, with some restructuring exercises accelerated to offset increasing revenue headwinds in the low-rate environment, while more diversified peers have benefited through the COVID-19 crisis to date due to a reduced reliance on interest income and increased market volatility
•Threat from big-tech and large international peers remains
Market dynamics
The Group continues to operate in competitive markets, with competition supported by regulatory change, ongoing shifts in customer behaviours and increasing levels of innovation. Against this backdrop the COVID-19 pandemic has significantly accelerated the pace of change in numerous areas.
Digital-only providers have continued to gain traction with customers. Neo-banks, in particular, have replicated a more traditional customer offering alongside leading digital functionality, while marketplace models enable collaboration and provide customers access to a broader suite of products and services.
However, the COVID-19 crisis has had a meaningful impact on a number of these businesses, slowing growth and limiting revenue streams. This has created a heightened focus on the profitability and sustainability of these models, with greater levels of uncertainty reflected in lower valuations in a number of recent funding rounds. While these pressures have the potential to limit disruptive threats over the near to medium-term, the threat from more differentiated businesses, often those who pursue a more traditional banking model, are likely to persist.
Beyond this, more traditional competitors have continued to re-focus on core business areas while also improving their own digital offerings. During the COVID-19 crisis, peers with more diversified revenue streams that are less dependent on interest income have tended to perform more resiliently, although the sustainability of these trends is uncertain given market volatility levels. In addition, some peers have accelerated existing restructuring exercises as a means to offset future revenue headwinds.
Finally, we continue to see a threat from leading technology companies and international incumbents, with these well positioned to potentially capture opportunities in the UK market with digital only offerings, and we have seen some emerging signs of this.
Our response
We continue to respond effectively to the threats posed by increasing levels of competition and a more challenging operating environment by offering products and services that our customers value.
Our strong franchise, combined with an ongoing focus on innovation, provides us with the ability to not only be relevant but also deepen relationships with our customers as we effectively respond to the changing environment. Across our core markets we have remained open for business across all channels at a time when our customers have needed support, in line with our purpose of Helping Britain Prosper. Our multichannel offering, including our leading branch network, allows us to reach a broad variety of customers and enables them to interact with us in whichever manner they prefer. This model, combined with the breadth of our offering as the UK's only integrated financial services provider, drives customer value, engagement and trust, and remains an important competitive advantage, which we will continue to strengthen and enhance, as we are looking to further deepen relationships with our customers through delivering holistic propositions across retail, insurance and wealth.
Looking specifically at our non-physical channels, we remain committed to investing in our digital offering. We continue to respond to functionality developments from neo-bank and big-tech peers that our customers expect to be replicated, as well as creating new functionality and have a strong pipeline of developments for 2021, with faster time-to-market thanks to ongoing investment in technology. Our market-leading, simple, low risk business model, and integrated financial services offering position us strongly to compete with a variety of other players in the market. It is therefore crucial that we further strengthen our competitive advantages and develop new ones by diversifying our business, expand value-adding offering to our customers and capture new growth opportunities.
Link to principal risks
•Regulatory and legal
•Conduct
•Operational
•People
For more information see “Risk Factors – Business and operational risks – The Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures and scrutiny”.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OVERVIEW AND TREND INFORMATION
ECONOMY
Highlights
•Given our focus on UK customers, the Group’s prospects are closely linked to the fortunes of the UK economy.
•The economic outlook is highly uncertain, dependent on how fast we can deliver vaccines and how effective they are against potential variants of COVID-19.
•We expect the UK economy to grow by 3 per cent in 2021 after a weak start this quarter, followed by brisker growth of 6 per cent in 2022.
•Our low risk business model and focus on efficiency serves us well in an uncertain environment. Nevertheless, improving Group financial performance is heavily dependent on economic recovery.
Overview
2020 was an extraordinarily difficult year for the UK economy with GDP falling by almost 10 per cent due to the restrictions on activity necessary to contain the COVID-19 pandemic. Emergency action from the government and banks were key in limiting long term damage, but the pace and extent of recovery are uncertain, dependent crucially on how quickly and how completely vaccine programmes in the UK and abroad can be delivered and suppress mutating variants of COVID-19. Significant restrictions on activity are expected to ease only gradually through 2021, and unemployment and business closures will drag on the economy’s ability to return to the pre-COVID level of output, which we expect to take until during 2024.
The economy could perform better than this central expectation, if there is a quicker than expected impact of vaccines on ability to ease activity restrictions or a sudden release of unexpected savings that some households have accrued. On the other hand, difficulties in deploying effective vaccines and consequences on spending plans of the sharp rise in government and corporate debt could lead to an even weaker economic recovery than expected. Uncertainty for the longer term outlook has also increased, around the ability of productivity growth to improve, the impact of increased indebtedness on future interest rates and government policy reaction to the deep and unequal societal impacts of the COVID-19 recession.
Market dynamics
The 2020 recession has been unlike any previous recession, driven by mandated restrictions on activity focussed on sectors where social contact is highest, but accompanied by unprecedented policy support. The younger and lower-paid have been at greatest risk of lost employment or reduced income, while some others have had their financial position improved by a period of continued income but reduced spending.
This recession has impacted our markets very differently to previous recessions. Consumer credit fell sharply as spending was constrained, but growth in households’ deposits was buoyed to over 10 per cent from 4 per cent in 2019. Mortgage balances growth slowed only slightly to 3.0 per cent from 3.4 per cent in 2019, corporate lending rose strongly by over 9 per cent driven by the government’s guaranteed lending schemes, and corporate deposits growth was also boosted to a very strong 28 per cent. The rise in unemployment, of 1.2 per cent by November has been much less than would normally be expected for such a deep fall in GDP, due to government support via the Coronavirus Job Retention Scheme and the Jobs Support Scheme. The housing market has also been more buoyant through the second half of 2020 than expected, with prices rising by almost 6 per cent in 2020, benefiting from employment support, from the temporary cut in stamp duty, and from unexpected households’ savings.
2021 is expected to see the start of unwinding of many of these impacts as consumer spending recovers further and businesses begin to pay down some of the debt recently accrued. Unemployment is expected to rise further to a peak around 8 per cent during the second half of 2021 as furlough support is withdrawn. We expect average house prices to fall 4 per cent in 2021, as the stamp duty reduction expires and as first time buyer demand is constrained by a lower employment rate amongst the young and very limited pay growth. Mortgages growth is expected to weaken to its slowest in seven years. Consumer credit growth is expected to remain subdued, and growth in households’ deposits to slow sharply from its high rate of 2020. Balances of corporate lending and deposits are both expected to fall in 2021 after their large increases of 2020. Interest rates are likely to stay very low near-term, to help the economy recover at a time when government and corporate debt has increased significantly.
Uncertainty for the longer term growth outlook has increased. Productivity growth averaged just 0.4 per cent per annum over the five years to 2019, compared with nearly 2 per cent per annum before the 2008 financial crisis, and it is unclear how it will evolve in future. The post-financial-crisis recovery in business investment was weak, and investment fell very sharply again during the pandemic. Additionally, the change in our trading relationship with the EU has introduced additional processes and costs for some businesses. The pandemic may have provided an opportunity to boost productivity through more rapid changes to working practices, preferences for living locations, and accelerated adoption of online purchasing than would have happened otherwise. More positively, the government’s plans to “level-up” the UK across its regions via a step-change in infrastructure investment could help to spur improved productivity growth.
Uncertainty for the longer term outlook for interest rates has also increased. If high indebtedness drags on growth it may keep interest rates very low for a long time. However, it could also spur a change in policymakers’ frameworks for managing economies, towards higher inflation targets and higher nominal interest rates, although this is low probability for the UK over the coming year at least in our view. An early return to austerity or significant fiscal tightening represents a risk to the outlook.
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
FUTURE ACCOUNTING DEVELOPMENTS
Future developments in relation to the Group’s IFRS reporting are discussed in note 53 to the financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RESULTS OF OPERATIONS – 2020 AND 2019
SUMMARY

	2020	2019
	£m	£m
Net interest income	10,749	10,180
Other income	18,418	32,176
Total income	29,167	42,356
Insurance claims	(14,041)	(23,997)
Total income, net of insurance claims	15,126	18,359
Total operating expenses	(9,745)	(12,670)
Impairment	(4,155)	(1,296)
Profit before tax	1,226	4,393
Tax credit (expense)	161	(1,387)
Profit for the year	1,387	3,006

Profit attributable to ordinary shareholders	865	2,459
Profit attributable to other equity holders	453	466
Profit attributable to equity holders	1,318	2,925
Profit attributable to non-controlling interests	69	81
Profit for the year	1,387	3,006
During the year ended 31 December 2020, the Group recorded a profit before tax of £1,226 million, a decrease of £3,167 million, or 72 per cent, compared with a profit before tax in 2019 of £4,393 million; the decrease reflected, in particular, the Group's revised economic outlook for the UK following the outbreak of the coronavirus pandemic.
Total income, net of insurance claims, decreased by £3,233 million, or 18 per cent, to £15,126 million in 2020 compared with £18,359 million in 2019, reflecting a £3,802 million drop in other income, net of insurance claims, only partly offset by an increase of £569 million in net interest income.
Net interest income was £10,749 million in 2020; an increase of £569 million, or 6 per cent compared to £10,180 million in 2019. There was a significant reduction in the amounts payable to unit holders in Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group which was a credit of £175 million in 2020 compared to a charge of £1,822 million in 2019. This decrease reflects poor equity market conditions during the year, with losses on equity investments outstripping some gains on debt investments (the FTSE All Share TR index fell by 9.8 per cent over 2020 compared to an increase of 19.2 per cent over 2019). The change in population of consolidated OEICs in 2020 compared to 2019 did not have a significant impact. After adjusting for this, net interest income was £1,428 million, or 12 per cent lower. Average interest-earning assets increased by £28,077 million, or 5 per cent, to £623,080 million in 2020 compared to £595,003 million in 2019 as a result of increased placings with central banks and growth in reverse repurchase agreement balances. Average customer lending balances were stable as growth due to UK Government-backed lending to support corporate clients through the coronavirus crisis, open mortgage book growth and the full impact of the 2019 Tesco acquisition, was offset by lower balances in the closed mortgage book and credit cards, as well as the continued optimisation of the Corporate and Institutional book within Commercial Banking. Excluding the effects of the amounts payable to unitholders in OEICs, the net interest margin decreased, reflecting the lower rate environment, actions taken during the year to support customers and a change in asset mix, largely as a result of reduced levels of customer demand during the coronavirus pandemic.
Other income, net of insurance claims, was £3,802 million, or 46 per cent, lower at £4,377 million in 2020 compared to £8,179 million in 2019. There was a £11,068 million reduction in net trading income driven by significant falls in the value of policyholder investments within the Group’s insurance business in difficult market conditions; there was a related reduction in insurance claims expense which was £9,956 million lower at £14,041 million in 2020 compared to £23,997 million in 2019.
Fee and commission income was £448 million, or 16 per cent, lower at £2,308 million compared to £2,756 million in 2019 as a result of decreases across most categories of fees reflecting reductions in business and transaction volumes as a result of the coronavirus pandemic as well as the impact of the transfer of business into the Group’s wealth management joint venture in 2019. Fee and commission expense decreased by £202 million, or 15 per cent, to £1,148 million compared with £1,350 million in 2019. Insurance premium income was £959 million, or 10 per cent, lower at £8,615 million in 2020 compared with £9,574 million in 2019; there was a decrease of £946 million in life insurance premiums, due to reduced activity in the bulk annuity market, and a £13 million decrease in general insurance premiums. Other operating income was £1,485 million, or 51 per cent, lower at £1,423 million in 2020 compared to £2,908 million in 2019, due a significant reduction in income from movement in value of in-force insurance business, a lower level of operating lease rental income, following a reduction in vehicle fleet size, and the inclusion in 2019 of a gain of £244 million on establishment of the wealth management joint venture.
Operating expenses decreased by £2,925 million, or 23 per cent to £9,745 million in 2020 compared with £12,670 million in 2019 principally reflecting lower charges for redress payments to customers in respect of PPI and other conduct related matters which reduced from £2,895 million in 2019 to £464 million in 2020. Excluding these charges from both years, operating expenses were £494 million, or 5 per cent, lower at £9,281 million in 2020 compared to £9,775 million in 2019 as a result of operating cost efficiencies, despite coronavirus-related expenditure and an increase in restructuring costs. Staff costs were £416 million, or 10 per cent, lower at £3,835 million in 2020 compared with £4,251 million in 2019; as a result of staff reductions, lower bonus accruals and reduced use of agency staff. Premises and equipment costs were £24 million lower at £467 million in 2020 compared with £491 million in 2019, reflecting a higher level on gains on disposal of operating lease assets at the end of the contract term, only partly offset by coronavirus-related expenditure. Other expenses were £130 million, or 5 per cent, lower at £2,243 million in 2020 compared with £2,373 million in 2019. Depreciation and amortisation costs were £72 million, or 3 per cent, higher at £2,732 million in 2020 compared to £2,660 million in 2019, reflecting increased levels of software capitalisation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Impairment losses increased by £2,859 million to £4,155 million in 2020 compared with £1,296 million in 2019. This was primarily due to an increase in expected credit loss (ECL) allowances following the deterioration in the UK economic outlook as a consequence of the coronavirus pandemic and further charges taken on existing distressed clients whose recovery strategies were affected more immediately. Aside from these distressed cases, observed credit performance has remained stable, in part as a result of the continued effectiveness of government support schemes and payment holidays extended by the Group. At 31 December 2020 the Group's ECL allowance in respect of loans and advances to customers totalled £5,760 million representing a coverage ratio of 1.1 per cent compared to 0.7 per cent at the end of 2019. Uncertainty remains as to how quickly the UK economy will recover from the shocks that it has received during 2020. This will be affected by the effectiveness of the vaccine, the speed of the vaccine rollout, potential virus mutation and economic performance post lockdown restrictions and government support. Overall the Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to credit risk and high levels of security.
In 2020, the Group recorded a tax credit of £161 million compared to a tax expense of £1,387 million in 2019. The tax credit in 2020 arose primarily as a result of a credit of £350 million arising on remeasurement of the Group’s deferred tax balances following the UK Government’s decision to maintain the corporation tax rate at 19 per cent, which was substantively enacted on 17 March 2020.
Total assets were £37,376 million, or 4 per cent, higher at £871,269 million at 31 December 2020 compared to £833,893 million at 31 December 2019. Cash and balances at central banks were £18,127 million, or 33 per cent, higher at £73,257 million compared to £55,130 million at 31 December 2019 reflecting increased liquidity holdings following the inflow of customer deposits. Loans and advances to customers increased in the year by £3,855 million to £498,843 million, compared to £494,988 million at 31 December 2019, as a result of a £4,043 million increase in holdings of reverse repurchase agreement balances, held for liquidity purposes. Adjusting for this, loans and advances to customers were £188 million lower at £440,200 million compared to £440,388 million at 31 December 2019; growth in lending to SMEs and in the open mortgage book was offset by lower levels of other commercial lending, lower credit card balances and unsecured loans in Retail and the continued reduction in the Group's closed mortgage book. Financial assets held at fair value through profit or loss increased by £11,437 million overall, holdings within the insurance business increased by £9,050 million as a result of net purchases of policyholder investments, a restructuring of the workplace pensions business and market gains on debt securities, partly offset by market losses on equity investments; holdings in the banking business were £2,387 million higher. Assets arising from reinsurance contracts held decreased by £3,182 million, to £20,385 million, compared to £23,567 million at 31 December 2019, in part reflecting the restructuring of the workplace pensions business.
Total liabilities were £35,769 million, or 5 per cent, higher at £821,856 million compared to £786,087 million at 31 December 2019. Customer deposits were £38,748 million, or 9 per cent, higher at £460,068 million at 31 December 2020 compared to £421,320 million at 31 December 2019. There has been significant growth in retail current account and savings balances, reflecting reduced consumer spending during the coronavirus pandemic, and in commercial current accounts, as businesses have built up funds to cope with the pandemic, which has only partly been offset by lower levels of other commercial deposits. Debt securities in issue were £10,292 million lower at £87,397 million at 31 December 2020 compared to £97,689 million at 31 December 2019 as the availability of Government support and liquidity measures and increased levels of customer deposits have reduced the need for new funding issuance.
Total equity has increased by £1,607 million, or 3 per cent, from £47,806 million at 31 December 2019 to £49,413 million at 31 December 2020, principally as a result of retained profits.
The Group’s common equity tier 1 (CET1) capital ratio has increased to 16.2 per cent after the accrual for ordinary dividends (31 December 2019: 13.8 per cent on an adjusted basis) reflecting banking business profits, with the impairment charge for the year partially mitigated through IFRS 9 transitional relief, reductions in underlying risk-weighted assets and other movements, offset in part by additional pension contributions. In addition the ratio benefited from the reversal of the full year 2019 ordinary dividend accrual and impact of the revised capital treatment for intangible software assets.
The PRA is consulting on a proposal to reverse the revised capital treatment of intangible software assets (which currently follows EU capital regulations), thereby reinstating the original requirement to deduct in full. Excluding the impact of the revised capital treatment the Group's CET1 capital ratio after ordinary dividends would be 15.7 per cent.
The transitional total capital ratio, after ordinary dividends, increased to 23.3 per cent compared to 21.5 per cent at 31 December 2019 on an adjusted basis, largely reflecting the increase in common equity tier 1 capital, offset in part by the reduction in tier 2 capital, the latter reflecting instrument calls, regulatory amortisation and other movements, partially offset by the net outcome of subordinated liability exchange exercises undertaken during the year.
Risk-weighted assets reduced by £684 million from £203,431 million to £202,747 million. Increases were from credit migrations and model calibrations; regulatory changes, including the revised capital treatment of intangible software assets; and other movements, including Retail model updates. In addition, there were increases in risk-weighted assets attributable to deferred tax assets and the risk-weighted element of the Group’s investment in Insurance following the increase in the Group’s capital base. These were more than offset by reductions in lending balances outside Government-backed schemes and optimisation activity undertaken in Commercial Banking.
The Group's transitional minimum requirement for own funds and eligible liabilities (MREL), after ordinary dividends, increased to 36.4 per cent from 32.6 per cent on an adjusted basis at 31 December 2019, reflecting the increase in transitional total capital and an increase in senior unsecured securities driven by net new issuance.
The UK leverage ratio, after ordinary dividends, increased from 5.2 per cent on an adjusted basis to 5.8 per cent, largely reflecting the increase in the fully loaded tier 1 capital position, partially offset by the increase in the leverage exposure measure reflecting movements in securities financing transactions and off-balance sheet items.
The Group has recommended a final ordinary dividend of 0.57 pence per share; no interim ordinary dividend was paid in 2020. At the time of approving the Group’s results for the year ended 31 December 2019, the directors recommended a final dividend of 2.25 pence per share which was to be paid on 27 May 2020. However, on 31 March 2020 the Group announced the cancellation of its final 2019 ordinary dividend. This decision was taken by the Board at the specific request of the regulator, the PRA, in line with all other major UK listed banks, as a precautionary measure to preserve capital as the spread of the coronavirus pandemic led to a UK-wide lockdown, with the potential to create a significant and prolonged downturn.. The Group had paid an interim ordinary dividend of 1.12 pence per share during 2019.
In December 2020, the PRA announced that dividend payments could recommence, provided that this was subject to a prudent framework for the setting of such distributions. As a result the PRA has established a cap on distributions for year end 2020. Given the Group's strong capital position at the year end and the regulator’s clarification that banks may resume capital distributions, the Board has recommended the final ordinary dividend of 0.57 pence per share, the maximum allowed under the PRA's guidelines.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
NET INTEREST INCOME

	2020	2019
Net interest income £m	10,749	10,180
Average interest-earning assets £m	623,080	595,003
Average rates:
Gross yield on interest-earning assets %[1]	2.30	2.83
Interest spread %[2]	1.61	1.52
Net interest margin %[3]	1.73	1.71
1Gross yield is the rate of interest earned on average interest-earning assets.
2Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
3The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets.
Net interest income was £10,749 million in 2020, an increase of £569 million, or 6 per cent, compared to £10,180 million in 2019. Net interest income in 2020 includes a credit of £175 million in respect of amounts attributable to third party investors in respect of its consolidated Open-Ended Investment Companies (OEICs), compared to a charge in 2019 of £1,822 million, as a result of the poor equity market conditions during the year (the FTSE All Share TR index fell by 9.8 per cent over 2020 compared to an increase of 19.2 per cent over 2019). After adjusting for the amounts payable to unitholders, net interest income was £1,428 million, or 12 per cent, lower at £10,574 million in 2020 compared to £12,002 million in 2019.
Average interest-earning assets were £28,077 million, or 5 per cent, higher at £623,080 million in 2020 compared to £595,003 million in 2019, due to increased placings with central banks and holdings of reverse repurchase agreements. Excluding these and similar balances average interest-earning assets were broadly stable, with the impact of growth in new mortgages and lending to SMEs largely offset by lower balances in the closed mortgage book, reduced credit card and unsecured lending in Retail and lower other commercial lending. Average interest-earning assets in Retail were £3,532 million, or 1 per cent, higher at £345,485 million in 2020 compared to £341,953 million in 2019 and average relationship lending and similar interest-earning assets in Commercial Banking were £3,312 million, or 4 per cent, lower at £88,591 million in 2020 compared to £91,903 million in 2019.
The net interest margin was 2 basis points higher at 1.73 per cent in 2020 compared to 1.71 per cent in 2019. Adjusting net interest income for the amounts allocated to unitholders in Open-Ended Investment Companies, the net interest margin was 32 basis points lower at 1.70 per cent in 2020 compared to 2.02 per cent in 2019, reflecting the lower rate environment, actions taken during the year to support customers and a change in asset mix, largely as a result of reduced levels of customer demand during the coronavirus pandemic.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OTHER INCOME

	2020	2019
	£m	£m
Fee and commission income:
Current accounts	615	659
Credit and debit card fees	748	982
Commercial banking and treasury fees	274	248
Unit trust and insurance broking	146	206
Private banking and asset management	6	69
Factoring	76	103
Other fees and commissions	443	489
Total fee and commission income	2,308	2,756
Fee and commission expense	(1,148)	(1,350)
Net fee and commission income	1,160	1,406
Net trading income	7,220	18,288
Insurance premium income	8,615	9,574
Gains less losses on disposal of financial assets at fair value through other comprehensive income	149	196
Gain related to establishment of joint venture	—	244
Other	1,274	2,468
Other operating income	1,423	2,908
Total other income	18,418	32,176
Other income was £13,758 million lower at £18,418 million in 2020 compared to £32,176 million in 2019.
Fee and commission income was £448 million, or 16 per cent, lower at £2,308 million in 2020 compared with £2,756 million in 2019. Current account fees were £44 million, or 7 per cent, lower at £615 million in 2020 compared to £659 million in 2019, and there was a decrease of £234 million, or 24 per cent, in credit and debit card fees from £982 million in 2019 to £748 million in 2020 reflecting reduced customer spending as a result of the coronavirus pandemic. Commercial banking fees were £26 million, or 10 per cent, higher at £274 million in 2020 compared to £248 million in 2019. Unit trust and insurance broking fees were £60 million, or 29 per cent, lower at £146 million compared to £206 million in 2019 and private banking and asset management fees were £63 million, or 91 per cent, lower at £6 million in 2020 compared to £69 million in 2019, both reflecting the impact of the transfer of business into the Group’s wealth management joint venture in 2019 as well as market volatility during the coronavirus pandemic. Other fees and commissions receivable were £46 million, or 9 per cent, lower at £443 million in 2020 compared to £489 million in 2019.
Fee and commission expense was £202 million, or 15 per cent, lower at £1,148 million in 2020 compared to £1,350 million in 2019; interchange fees were lower as a result of reduced customer usage of ATMs during the pandemic and there were reductions in card fees and other fees payable, also reflecting the impact of the transfer of business into the Group’s wealth management joint venture in 2019.
Net trading income was £11,068 million, lower at £7,220 million in 2020 compared with £18,288 million in 2019. Net trading income within the insurance businesses was £11,295 million, lower at £5,978 million in 2020 compared to £17,273 million in 2019. There were significant falls in the value of policyholder investments as a result of poor equity market performance, only partly offset by gains on debt instruments. Net trading income within the Group’s banking activities was £227 million, or 22 per cent, higher at £1,242 million in 2020 compared to £1,015 million in 2019, reflecting the change in fair value of interest rate derivatives and foreign exchange contracts in the banking book not mitigated through hedge accounting.
Insurance premium income was £8,615 million in 2020 compared with £9,574 million in 2019; a decrease of £959 million, or 10 per cent. Earned premiums in respect of the Group’s long-term life and pensions business were £946 million, or 11 per cent, lower at £7,986 million in 2020 compared to £8,932 million in 2019 reflecting a lower level of bulk annuity deals in 2020 due to reduced activity in the market. General insurance earned premiums were £13 million, or 2 per cent, lower at £629 million in 2020 compared with £642 million in 2019 as growth in new business has been more than offset by the continued run-off of closed books.
Other operating income was £1,485 million, or 51 per cent, lower at £1,423 million in 2020 compared to £2,908 million in 2019. Operating lease rental income was £130 million, or10 per cent, lower at £1,120 million in 2020 compared with £1,250 million in 2019, as a result of the reduced Lex vehicle fleet size; and there was a deterioration of £749 million in the movement in value of in-force business, reflecting reduced new business income and an adverse economic variance. In 2019 the Group also realised a gain of £244 million from transactions relating to the establishment of the Schroders Personal Wealth joint venture.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATING EXPENSES

	2020	2019
	£m	£m
Administrative expenses:
Staff costs:
Salaries	2,568	2,539
Performance-based compensation	117	380
Social security costs	287	325
Pensions and other post-retirement benefit schemes	566	532
Restructuring costs	166	92
Other staff costs	131	383
	3,835	4,251
Premises and equipment:
Rent and rates	117	93
Repairs and maintenance	174	187
Other	176	211
	467	491
Other expenses:
Communications and data processing	1,013	1,038
Advertising and promotion	187	170
Professional fees	189	226
UK bank levy	211	224
Other	643	715
	2,243	2,373
Depreciation and amortisation:
Depreciation of property, plant and equipment	2,046	2,064
Amortisation of acquired value of in-force non-participating investment contracts	26	30
Amortisation of other intangible assets	660	566
	2,732	2,660
Goodwill impairment	4	—
Total operating expenses, excluding regulatory provisions	9,281	9,775
Regulatory provisions:
Payment protection insurance provision	85	2,450
Other regulatory provisions	379	445
	464	2,895
Total operating expenses	9,745	12,670
Cost:income ratio (%)[1]	64.4	69.0
1Total operating expenses divided by total income, net of insurance claims.
Operating expenses decreased by £2,925 million, or 23 per cent, to £9,745 million in 2020 compared with £12,670 million in 2019 due to a decrease in the charge for conduct related matters.
Staff costs were £416 million, or 10 per cent, lower in 2020 at £3,835 million compared to £4,251 million in 2019. On a full-time equivalent basis, the Group had 61,576 employees at the end of 2020, a reduction of 1,493 from 63,069 employees at 31 December 2019. Salaries were £29 million, or 1 per cent, higher at £2,568 million in 2020 compared with £2,539 million in 2019 as the benefit of the reduction in staff numbers has been more than offset by the effect of annual pay rises and the consolidation of certain staff benefits into salaries. The charge in respect of performance-based compensation was £263 million lower at £117 million in 2020 compared to £380 million in 2019 as a result of significantly lower accruals in respect of staff bonuses. Pension costs were £34 million, or 6 per cent, higher at £566 million in 2020 compared to £532 million in 2019. Social security costs were £38 million, or 12 per cent, lower at £287 million in 2020 compared with £325 million in 2019. Restructuring costs were £74 million higher at £166 million in 2020 compared to £92 million in 2019, reflecting an increased level of redundancies as part of the Group’s strategic investment plans, and other staff costs were £252 million, or 66 per cent, lower at £131 million in 2020 compared with £383 million in 2019 as a result of reduced levels of agency staff and the consolidation of certain staff benefits into salaries.
Premises and equipment costs were £24 million, or 5 per cent, lower at £467 million in 2020 compared to £491 million in 2019. Rent and rates were £24 million higher at £117 million in 2020 compared to £93 million in 2019; repairs and maintenance costs were £13 million, or 7 per cent, lower at £174 million in 2020 compared to £187 million in 2019 and other premises and equipment costs decreased by £35 million, or 17 per cent, from £211 million in 2019 to £176 million in 2020 reflecting a higher level of gains on disposal of premises and other fixed assets, only partly offset by the cost of making the Group's premises COVID-secure.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Other expenses, excluding the regulatory provisions charges, were £130 million, or 5 per cent, lower at £2,243 million in 2020 compared with £2,373 million in 2019. Communications and data processing costs were £25 million, or 2 per cent, lower at £1,013 million in 2020 compared with £1,038 million in 2019, as increased investment spend was offset by the non-recurrence of charges in relation to the integration of MBNA and ring-fencing; and professional fees were £37 million, or 16 per cent, lower at £189 million in 2020 compared to £226 million in 2019, as a result of lower levels of consultancy spend on the Group's strategic projects. Advertising and promotion costs were £17 million, or 10 per cent, higher at £187 million in 2020 compared with £170 million in 2019, in part due to COVID-related expenditure. Other costs were £72 million, or 10 per cent, lower at £643 million in 2020 compared with £715 million in 2019.
Depreciation and amortisation costs were £72 million, or 3 per cent, higher at £2,732 million in 2020 compared with £2,660 million in 2019. Charges for the depreciation of tangible fixed assets were £18 million, or 1 per cent, lower at £2,046 million in 2020 compared to £2,064 million in 2019 and the charge for the amortisation of intangible assets was £94 million, or 17 per cent, higher at £660 million in 2020 compared to £566 million in 2019, reflecting the impact of increased levels of software capitalisation.
The Group incurred a regulatory provisions charge in operating expenses of £464 million in 2020 compared to £2,895 million in 2019 of which £85 million related to payment protection insurance; this charge was driven by the impact of coronavirus delaying operational activities during 2020, the final stages of work to ensure operational completeness and final validation of information requests and complaints with third parties that resulted in a limited number of additional complaints to be handled. Of the approximately six million enquiries received pre-deadline, more than 99 per cent have now been processed. A small part of the costs incurred during the year also reflect the costs associated with litigation activity to date. The unutilised provision at 31 December 2020 was £201 million. The charge in relation to other conduct issues was £379 million in 2020, compared to £445 million in 2019. During the year additional charges, both redress and operational costs of £159 million, have been taken in relation to HBOS Reading, as well as further costs in relation to arrears handling, packaged bank account complaints and various settlements in relation to historic claims. A number of programmes are now close to conclusion. Others, such as HBOS Reading, including the conclusion of the recommendations from the Cranston Review, are still ongoing and further costs are likely to be incurred.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
IMPAIRMENT

	2020	2019
	£m	£m
In respect of:
Loans and advances to banks	5	—
Loans and advances to customers	3,850	1,307
Debt securities	1	—
Other assets	5	5
Impairment charge on drawn balances	3,861	1,312
Financial assets at fair value through other comprehensive income	5	(1)
Loan commitments and financial guarantees	289	(15)
Total impairment charged to the income statement	4,155	1,296
Impairment losses increased by £2,859 million to £4,155 million in 2020 compared to £1,296 million in 2019. This was primarily due to an increase in expected credit loss (ECL) allowances taken to reflect the deterioration in economic outlook as a consequence of the coronavirus pandemic and further charges taken on existing distressed clients whose recovery strategies were affected more immediately. Aside from these distressed cases, observed credit performance has remained stable, in part as a result of the continued effectiveness of government support schemes and payment holidays extended by the Group. Additional funding has been made available to businesses impacted by lockdown restrictions which has prevented a more material increase in business failures and unemployment.
Whilst these measures have resulted in the flow of assets into arrears, default and write-off remaining at low levels, significant ECL provisions have been built up in anticipation that these support schemes will unwind with a consequent increase in unemployment and insolvencies. The Group's total ECL allowance has therefore increased from £3,455 million to £6,247 million in the year, with the majority of the increase in provisions for up to date assets in Stage 1 and Stage 2.
A central overlay of £400 million has been included in recognition of the significant uncertainty that remains as to the efficacy of the vaccine, the vaccination programme, potential virus mutation, further lockdowns and economic performance post lockdown restrictions and Government support, recognising that the full range of these risks is not captured in the Group's method of generating alternative scenarios around its base case. The previous £200 million central overlay noted at the half-year for the severe scenario is now included in model outputs within divisional ECL provisions. The scale of the current uncertainty overlay approximately equates to a c.1 percentage point increase in unemployment allied with a 5 per cent lower HPI in 2021, or a c.10 percentage point higher weighting of the severe downside scenario.
The Group’s closing allowance continues to reflect a probability-weighted view of future economic scenarios with a 30 per cent weighting applied to base case, upside and downside scenarios and a 10 per cent weighting to the severe downside. All scenarios have deteriorated since the start of the year, following the changes made to the base case. They also reflect a widening of the range of potential outcomes, following changes to the generation of scenarios around the base case.
Overall the Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to credit risk and high levels of security. The Retail portfolio is heavily weighted toward high quality mortgage lending where low loan-to-value ratios provide security against potential risks. The prime consumer finance portfolio also benefits from high quality growth in past periods in the context of the Group’s prudent risk appetite. The commercial portfolio reflects a diverse client base with relatively limited exposure to the most vulnerable sectors so far affected by the coronavirus outbreak. Within Commercial Banking, the Group’s management of concentration risk includes single name and country limits as well as controls over the overall exposure to certain higher risk and vulnerable sectors or asset classes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
TAXATION

	2020	2019
	£m	£m
UK corporation tax:
Current tax on profit for the year	(480)	(1,389)
Adjustments in respect of prior years	355	96
	(125)	(1,293)
Foreign tax:
Current tax on profit for the year	(27)	(70)
Adjustments in respect of prior years	25	2
	(2)	(68)
Current tax expense	(127)	(1,361)
Deferred tax credit (expense)	288	(26)
Tax credit (expense)	161	(1,387)
In 2020, a tax credit of £161 million arose on the profit before tax of £1,226 million and in 2019 a tax expense of £1,387 million arose on the profit before tax of £4,393 million.
The tax credit in 2020 arose primarily as a result of a credit of £350 million on remeasurement of the Group’s deferred tax balances following the UK Government’s decision to maintain the corporation tax rate at 19 per cent, which was substantively enacted on 17 March 2020.
Excluding this remeasurement, the tax expense for 2020 represents an effective tax rate of 15.4 per cent compared to 31.6 per cent in 2019 and compared to a statutory corporation tax rate of 19.0 per cent in both 2019 and 2020. The decrease in effective tax rate compared to 2019 was largely due to a decrease in non-deductible conduct provision charges in relation to PPI, and the benefit of re-recognition of policyholder deferred tax assets that had been written down in 2019.

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
During 2020, the Group migrated certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail; the Group has also revised its approach to internal funding charges, including the adoption of the Sterling Overnight Index Average (SONIA) interest rate benchmark in place of LIBOR. Comparatives have been restated accordingly.
Comparisons of results on a historical consolidated statutory basis are impacted by a number of items. In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on an ‘underlying’ basis. The following items are excluded in arriving at underlying profit:
–restructuring, including severance-related costs, property transformation, technology research and development, regulatory programmes and merger, acquisition and integration costs;
–volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets; and
–payment protection insurance provisions.
The results of the businesses are set out below on the underlying basis:

	2020	2019
	£m	£m
Retail	1,991	4,213
Commercial Banking	96	1,754
Insurance and Wealth	338	1,066
Other	(232)	498
Underlying profit before tax	2,193	7,531

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reconciliation of statutory profit to underlying profit before tax for the year
		2020	2019
	Note	£m	£m
Statutory profit before tax		1,226	4,393
Market volatility and asset sales	1	59	(126)
Amortisation of purchased intangibles	2	69	68
Restructuring costs	3	521	471
Fair value unwind	4	233	275
Payment protection insurance provision	5	85	2,450
Underlying profit before tax		2,193	7,531
1.Market volatility and asset sales
Market volatility and asset sales of £59 million included favourable movements in banking volatility, primarily reflecting exchange rate and interest rate movements, partly offset by losses on liability management (2019 included a gain on establishment of the Schroders Personal Wealth joint venture as well as the one-off charge for exiting the Standard Life Aberdeen investment management agreement). Also included in 2020 was negative insurance and policyholder interests volatility, which is an addition to statutory profit before tax in the reconciliation above, totalling £222 million, driven mainly by falling equity markets, compared to positive volatility of £76 million in 2019.
Management believes that excluding volatility from underlying profit before tax provides useful information for investors on the performance of the business as it excludes amounts included within profit before tax which do not accrue to the Group’s equity holders and excludes volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance business.
Insurance and policyholder interests volatility comprises the following:

	2020	2019
	£m	£m
Insurance volatility	(220)	230
Policyholder interests volatility	(74)	193
Insurance hedging arrangements	72	(347)
Total	(222)	76
The most significant limitations associated with excluding insurance volatility from the underlying basis results are:
(i)Insurance volatility requires an assumption to be made for the normalised return on equities and other investments; and
(ii)Insurance volatility impacts on the Group’s regulatory capital position, even though it is not included within underlying profit before tax.
Management compensates for the limitations above by:
(i)Monitoring closely the assumptions used to calculate the normalised return used within the calculation of insurance volatility; these assumptions are disclosed below; and
(ii)Producing separate reports on the Group’s current and forecast capital ratios.
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
The expected gross investment returns used to determine the underlying profit of the business are based on prevailing market rates and published research into historical investment return differentials for the range of assets held. The basis for calculating these expected returns reflects an average of the 15 year swap rate over the preceding 12 months updated throughout the year to reflect changing market conditions. Insurance volatility movements in 2020 were largely driven by significant movements in global equity markets, credit spreads and interest rate movements. Although the Group manages its exposures to equity, interest rate, foreign currency exchange rate, inflation and market movements within the Insurance division, it does so by balancing the importance of managing the impacts on both capital and earnings volatility. For example, equity market movements are hedged within Insurance on a Solvency II capital basis and whilst this also reduces the IFRS earnings exposure to equity market movements, the hedge works to a lesser extent from an IFRS earnings perspective.
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
Accounting standards require that tax on policyholder investment returns relating to life products should be included in the Group’s tax charge rather than being offset against the related income. The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge. Timing and measurement differences exist between provisions for tax and charges made to policyholders. Consistent with the expected approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility. In 2020, the statutory results before tax included a charge to other income which relates to policyholder interests volatility totalling £74 million reflecting movements in equity, bond and gilt returns relating to life products.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Insurance hedging arrangements
The Group actively manages its exposures to interest rate, foreign currency exchange rate, inflation and market movements within the banking book through a comprehensive hedging strategy. This helps to mitigate earnings volatility and reduces the impact of market movements on the capital position.
2.Amortisation of purchased intangibles
The Group incurred a charge for the amortisation of intangible assets, principally those recognised on the acquisition of HBOS, of £69 million (2019: £68 million).
3.Restructuring costs
Restructuring costs were £521 million (2019: £471 million) and included severance costs, property transformation, technology research and development, regulatory programmes and merger, acquisition and integration costs.
4.Fair value unwind
The statutory results include the impact of the acquisition-related fair value adjustments, arising from the acquisition of HBOS and MBNA. In 2020 the principal financial effect of the fair value unwind is to reflect the effective interest rates applicable at the date of acquisition, on liabilities that were acquired at values that differed from their original book value.
5.Payment protection insurance (PPI) provision
The PPI charge of £85 million was recognised in the final quarter of the year ended 31 December 2020 was driven by the impact of coronavirus delaying operational activities during 2020, the final stages of work to ensure operational completeness and final validation of information requests and complaints with third parties that resulted in a limited number of additional complaints to be handled. Of the approximately six million enquiries received pre-deadline, more than 99 per cent have now been processed. A small part of the costs incurred during the year also reflect the costs associated with litigation activity to date. The unutilised provision at 31 December 2020 was £201 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
DIVISIONAL RESULTS
RETAIL
Retail offers a broad range of financial service products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to be the preferred financial partner for personal customers, by building deep and enduring relationships that meet more of its customers' financial needs and improve their financial resilience throughout their lifetime, with personalised products and services that are increasingly relevant to them. Retail operates a multi-brand and multi-channel strategy. It continues to simplify its business and provide more transparent products, helping to improve service levels and reduce conduct risk, whilst working within a prudent risk appetite.

	2020	2019[1]
	£m	£m
Net interest income	8,384	9,184
Other income	1,733	2,019
Operating lease depreciation	(856)	(946)
Net income	9,261	10,257
Operating costs	(4,761)	(4,768)
Remediation	(125)	(238)
Total costs	(4,886)	(5,006)
Impairment	(2,384)	(1,038)
Underlying profit	1,991	4,213
1Restated, as explained on page F-30.
Underlying profit reduced by £2,222 million, or 53 per cent, to £1,991 million in 2020 compared to £4,213 million in 2019.
Net interest income reduced by £800 million, or 9 per cent, to £8,384 million in 2020 compared to £9,184 million in 2019, reflecting the low rate environment, actions to support customers and lower unsecured balances with reduced levels of activity and demand during the pandemic.
Other income decreased £286 million, or 14 per cent, to £1,733 million in 2020 compared to £2,019 million in 2019, with reduced levels of customer activity and spending and the continued impact of a smaller Lex fleet size.
Operating lease depreciation decreased £90 million, or 10 per cent, to £856 million in 2020 compared to £946 million in 2019, reflecting a smaller Lex fleet size.
Operating expenses reduced by £7 million, to £4,761 million in 2020 compared to £4,768 million in 2019 as efficiency savings offset an increase in costs relating to response of the Covid pandemic.
Remediation costs decreased by £113 million, or 47 per cent to £125 million in 2020 compared to £238 million in 2019.
Impairment increased by £1,346 million to £2,384 million in 2020 compared to £1,038 million in 2019, primarily driven by the charge in the first half of the year reflecting a material deterioration in the economic outlook following the Covid pandemic.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
COMMERCIAL BANKING
Commercial Banking has a client-led, low risk, capital efficient strategy and is committed to becoming the best bank for business. Through its segmented client coverage model, it provides clients with a range of products and services such as lending, transaction banking, working capital management, risk management and debt capital markets. Continued investment in capabilities and digital propositions will enable the business to build a leading digital SME proposition and a disciplined and strengthened Corporate and Institutional client franchise.

	2020	2019[1]
	£m	£m
Net interest income	2,357	2,892
Other income	1,292	1,417
Operating lease depreciation	(28)	(21)
Net income	3,621	4,288
Operating costs	(1,851)	(2,073)
Remediation	(210)	(155)
Total costs	(2,061)	(2,228)
Impairment	(1,464)	(306)
Underlying profit	96	1,754
1Restated, as explained on page F-30.
Commercial Banking underlying profit decreased by £1,658 million, or 95 percent to £96 million in 2020 compared to £1,754 million in 2019 reflecting higher impairments and lower income partially offset by lower expenses.
Net interest income decreased by £535 million, or 18 per cent, to £2,357 million in 2020 compared to £2,892 million in 2019 with both the net interest margin and average interest earning assets being lower.
Other income decreased by £125 million to £1,292 million in 2020 compared to £1,417 million in 2019 primarily driven by lower transaction banking income as a consequence of coronavirus-related impacts on volumes.
Operating costs decreased by £222 million to £1,851 million in 2020 compared to £2,073 million in 2019 reflecting continued investment in efficiency initiatives.
Remediation costs increased by £55 million to £210 million in 2020 compared to £155 million in 2019.
Impairments increased by £1,158 million, to £1,464 million in 2020 compared to £306 million in 2019 reflecting a significant deterioration in the Group’s economic outlook, as well as a small number of single name charges.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INSURANCE AND WEALTH
Insurance and Wealth offers insurance, investment and wealth management products and services. It supports over 10 million customers with assets under administration of £172 billion and annualised annuity payments of over £1.1 billion. The Group continues to invest significantly in the development of the business, with the aims of capturing the considerable opportunities in pensions and financial planning, whilst meeting more of customers’ financial needs and improving their financial resilience throughout their lifetime.

	2020	2019[1]
	£m	£m
Net interest income	49	77
Other income	1,250	2,021
Net income	1,299	2,098
Operating costs	(902)	(982)
Remediation	(50)	(50)
Total costs	(952)	(1,032)
Impairment	(9)	—
Underlying profit	338	1,066
1Restated, as explained on page F-30.
Underlying profit from Insurance and Wealth was £728 million, or 68 per cent lower at £338 million compared to £1,066 million in 2019 as a result of a decrease of £799 million in total income, an £80 million decrease in operating costs and an £9 million increase in impairment charge.
Net interest income decreased by £28 million, or 36 per cent, to £49 million from £77 million in 2019, reflecting the low rate environment.
Other income decreased by £771 million, or 38 per cent to £1,250 million from £2,021 million in 2019, reflecting movements described below.
Operating costs were £80 million lower, c. £60 million of which reflects the transfer of business to Schroders Personal Wealth in 2019.
INCOME BY PRODUCT GROUP

	2020			2019[1]
	New business	Existing business	Total	New business	Existing business	Total
	£m	£m	£m	£m	£m	£m
Workplace, planning and retirement	203	124	327	387	120	507
Individual and bulk annuities	166	84	250	209	68	277
Protection	16	21	37	21	24	45
Longstanding LP&I	9	346	355	11	384	395
	394	575	969	628	596	1,224
Life and pensions experience and other items			(195)			220
General insurance			309			326
			1,083			1,770
Wealth			216			328
Net income			1,299			2,098
1Restated, as explained on page F-30.
New business income has decreased by £234 million to £394 million, mainly due to the non-recurring 2019 benefit from auto-enrolment step-ups and reduced volumes in bulk annuities.
Existing business income has decreased by £21 million from £596 million to £575 million, due to negative impact of economics and legacy products run-off.
Experience and other items contributed a net negative impact of £195 million. This was £415 million lower than 2019, driven by lower non-recurring items and adverse assumption changes in 2020 (versus net positive in 2019). Current year assumption changes reflect the macroeconomic impacts of the pandemic such as redundancies and furlough; prior year included annuitant longevity benefit from updates to the industry standard model for the projection of future mortality rates. Changes in expense assumptions reflect lower in-year new business volumes impacting average per policy administration costs, reallocation of costs between business lines and future short-term committed expenditure on specific projects; 2019 included the benefit of the change in investment management provider.
General insurance income net of claims decreased, mainly due to storms in 2020.
Reduction in Wealth income reflects the transfer of business to Schroders Personal Wealth in 2019, and lower net interest income as a result of the lower rate environment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OTHER
Other comprises Central items which includes income and expenditure not attributed to divisions, including residual net interest income after transfer pricing (including the central recovery of the Group's distributions on other equity instruments), in period gains from gilt sales and the unwind of associated hedging costs, as well as the Group’s equities business, including Lloyds Development Capital.

	2020	2019[1]
	£m	£m
Net income	223	499
Operating costs	(71)	(52)
Remediation	6	(2)
Total costs	(65)	(54)
Impairment	(390)	53
Underlying (loss) profit	(232)	498
1Restated, as explained on page F-30.
Other underlying loss was £232 million in 2020 compared to a profit of £498 million in 2019.
Net income, which includes the central recovery of the Group’s distributions on other equity instruments and gains on the sale of gilts and other liquid assets, reduced by £276 million to £223 million compared to £499 million in 2019. During 2020, net income included a gain of £149 million on the sale of gilts and other liquid assets, compared with a £185 million gain on sale of such assets in 2019. The Group's equities business, including Lloyds Development Capital, contributed net income of £150 million compared to £223 million in the prior year. In addition, the net income comparative for 2019 included a gain of £50 million relating to the sale of the Group’s interest in Vocalink.
Total costs were £11 million higher at £65 million in 2020 compared to £54 million in 2019 .
There was an impairment charge of £390 million compared to a release of £53 million in 2019. The impairment charge incurred in 2020 includes a £400 million central uncertainty overlay applied in respect of uncertainty in the economic outlook not captured within the modelled divisional ECL allowances. In 2019 impairment included releases relating to the reassessment of credit risk associated with debt instruments held within the Group’s equity investment business.
RESULTS OF OPERATIONS – 2018
The Group’s results for the year ended 31 December 2018, and a discussion of the results for the year ended 31 December 2019 compared to those for the year ended 31 December 2018, were included in the 2019 Form 20-F, filed on 25 February 2020.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
AVERAGE BALANCE SHEET AND INTEREST INCOME AND EXPENSE

	2020			2019			2018
	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %	Average balance £m	Interest income £m	Yield %
Assets[1]
Financial assets at amortised cost:
Loans and advances to banks	85,937	203	0.24	65,504	514	0.78	67,609	565	0.84
Loans and advances to customers	504,446	13,704	2.72	497,574	15,790	3.17	476,149	15,078	3.17
Debt securities	5,351	97	1.81	5,464	122	2.23	4,129	66	1.60
Financial assets at fair value through other comprehensive income	27,346	302	1.10	26,461	435	1.64	32,334	640	1.98
Total interest-earning assets of banking book	623,080	14,306	2.30	595,003	16,861	2.83	580,221	16,349	2.82
Total interest-earning financial assets at fair value through profit or loss	71,772	1,366	1.90	72,457	1,637	2.26	83,887	1,758	2.10
Total interest-earning assets	694,852	15,672	2.26	667,460	18,498	2.77	664,108	18,107	2.73
Allowance for impairment losses on financial assets held at amortised cost	(5,499)			(3,468)			(3,074)
Non-interest earning assets	177,062			167,480			157,026
Total average assets and interest income	866,415	15,672	1.81	831,472	18,498	2.22	818,060	18,107	2.21
1The line items below are included on the face of the Group's balance sheet.

	2020			2019			2018
	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %
Average interest-earning assets and net interest income:
Banking business	623,080	10,749	1.73	595,003	10,180	1.71	580,221	13,396	2.31
Trading securities and other financial assets at fair value through profit or loss	71,772	1,168	1.63	72,457	1,356	1.87	83,887	1,191	1.42
	694,852	11,917	1.72	667,460	11,536	1.73	664,108	14,587	2.20

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2020			2019			2018
	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %	Average balance £m	Interest expense £m	Cost %
Liabilities and shareholders’ funds[1]
Deposits by banks	13,412	113	0.84	11,164	96	0.86	8,405	117	1.39
Customer deposits	341,318	1,091	0.32	341,254	2,015	0.59	342,929	1,812	0.53
Liabilities to banks and customers under sale and repurchase agreements	32,170	117	0.36	26,905	301	1.12	25,634	245	0.96
Debt securities in issue[2]	95,745	1,313	1.37	97,456	1,204	1.24	86,099	234	0.27
Lease liabilities	1,717	41	2.39	1,684	42	2.49	41	1	2.46
Unitholders’ interest in consolidated Open Ended Investment Companies	11,056	(175)	(1.58)	13,352	1,822	13.65	13,915	(844)	(6.07)
Subordinated liabilities	16,811	1,057	6.29	17,682	1,201	6.79	18,193	1,388	7.63
Total interest-bearing liabilities of banking book	512,229	3,557	0.69	509,497	6,681	1.31	495,216	2,953	0.60
Total interest-bearing liabilities of trading book	21,706	198	0.91	26,101	281	1.08	44,101	567	1.29
Total interest-bearing liabilities	533,935	3,755	0.70	535,598	6,962	1.30	539,317	3,520	0.65
Interest-free liabilities
Non-interest bearing customer accounts	96,516			74,906			72,913
Other interest-free liabilities	186,455			171,611			157,072
Non-controlling interests, other equity instruments and shareholders’ funds	49,511			49,357			48,758
Total average liabilities and interest expense	866,417	3,755	0.43	831,472	6,962	0.84	818,060	3,520	0.43
1The line items below are included on the face of the Group’s balance sheet except for liabilities to banks and customers under sale and repurchase agreements, which are disclosed in note 48; and lease liabilities and unitholders' interest in consolidated Open-Ended Investment Companies which are disclosed in note 33.
2The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 2.28 per cent (2019: 2.57 per cent; 2018: 2.68 per cent).
Average balances are based on daily averages for the principal areas of the Group’s banking activities with monthly or less frequent averages used elsewhere. Management believes that the interest rate trends are substantially the same as they would be if all balances were averaged on the same basis.
The Group’s operations are predominantly UK-based and as a result an analysis between domestic and foreign operations is not provided.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS
The following table allocates changes in net interest income between volume, rate and their combined impact for 2020 compared with 2019 and for 2019 compared with 2018.

	2020 compared with 2019 increase/(decrease)				2019 compared with 2018 increase/(decrease)
	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m
Interest income
At amortised cost:
Loans and advances to banks	(311)	160	(359)	(112)	(51)	(18)	(34)	1
Loans and advances to customers	(2,086)	218	(2,273)	(31)	712	679	32	1
Debt securities	(25)	(3)	(23)	1	56	21	27	8
Financial assets at fair value through other comprehensive income	(133)	15	(143)	(5)	(205)	(117)	(108)	20
Total banking book interest income	(2,555)	390	(2,798)	(147)	512	565	(83)	30
Total interest income on financial assets at fair value through profit or loss	(271)	(16)	(257)	2	(121)	(239)	137	(19)
Total interest income	(2,826)	374	(3,055)	(145)	391	326	54	11
Interest expense
Deposits by banks	17	19	(2)	—	(21)	38	(44)	(15)
Customer deposits	(924)	—	(924)	—	203	(9)	213	(1)
Liabilities to banks and customers under sale and repurchase agreements	(184)	59	(203)	(40)	56	12	42	2
Debt securities in issue	109	(21)	132	(2)	970	31	830	109
Lease liabilities	(1)	1	(2)	—	41	40	—	1
Amounts payable to unitholders in consolidated Open-Ended Investment Companies	(1,997)	(313)	(2,034)	350	2,666	34	2,743	(111)
Subordinated liabilities	(144)	(59)	(89)	4	(187)	(39)	(152)	4
Total banking book interest expense	(3,124)	(314)	(3,122)	312	3,728	107	3,632	(11)
Total interest expense on trading and other liabilities at fair value through profit or loss	(83)	(47)	(43)	7	(286)	(232)	(92)	38
Total interest expense	(3,207)	(361)	(3,165)	319	3,442	(125)	3,540	27

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK OVERVIEW
EFFECTIVE RISK MANAGEMENT AND CONTROL
Our approach to risk
Risk management is at the heart of Helping Britain Recover and building the UK's preferred financial partner.
Our mission is to protect our customers, colleagues, the Group, investors and society, while enabling sustainable growth. This is achieved through informed risk decision-making and robust risk management, supported by a consistent risk-focused culture.
A prudent approach to risk is fundamental to our business model and drives our participation choices.
The risk management section from pages 42 to 51 provides an in-depth picture of how risk is managed within the Group, including the approach to stress testing, risk governance, committee structure, risk appetite and detailed analysis of the principal risk categories, the framework by which risks are identified, managed, mitigated and monitored.
Our enterprise risk management framework
Risks are identified, managed, mitigated and monitored using our comprehensive enterprise risk management framework. This is the foundation for the delivery of effective risk control.
The Group's risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated when needed to ensure they remain fully in line with regulation, law, corporate governance and industry good practice.
The Board is responsible for approving the Group's risk appetite statement annually. Board-level metrics are cascaded into more detailed business appetite metrics and limits. Regular close monitoring and comprehensive reporting to all levels of management and the Board ensures appetite limits are maintained and subject to stress analysis at a risk type and portfolio level, as appropriate.
Governance is maintained through delegation of authority from the Board down to individuals. Senior executives are supported by a committee based structure which is designed to ensure open challenge and enable effective decision making. More information on our Risk committees can be found on pages 49 to 50.
Simplified approach to managing risks
Over the course of the year, there has been a strong focus on simplifying and enhancing the enterprise risk management framework. A One Risk and Control Self-Assessment (One RCSA) approach to managing risks across the Group has been adopted, which supports the proactive identification of risks to customers and the Group’s business objectives, as well as enabling a strong control framework. More information on One RCSA is available on page 43.
Risk culture and the customer
A transparent risk culture resonates across the organisation and is supported by the Board and its tone from the top.
Risk management requires all colleagues to play their part, with individuals taking responsibility for their actions.
Within our approach there is a strong focus on building and sustaining long-term relationships with customers through the economic cycle.
Senior Management articulate the core risk values to which the Group aspires, based on the Group's conservative business model, prudent approach to risk management and the Board's guidance.
As a Group, we are open, honest and transparent with colleagues working in collaboration with business areas to:
•support effective risk management and provide constructive challenge
•share lessons learned and understand root causes when things go wrong
•consider horizon risks and opportunities
Connectivity of risks and our strategic risk management framework
The unprecedented events of this year have demonstrated how individual risks in aggregate can place significant pressure on the Group's strategy, business model and performance. It is essential that we not only manage our individual risks, but understand how emerging and strategic risks are connected, and how they impact either existing principal risks or create new risks. By doing so we can ensure we continue to respond dynamically and protect our customers and support our colleagues and stakeholders.
Connectivity of risks is very much at the forefront of the Group’s thinking and additional work is being launched in 2021 to further embed this into our risk management framework.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Principal risks
2020 has been a year of significant uncertainty, including the spread of COVID-19 and its impact on global and domestic economies and the UK's exit from the European Union.
COVID-19 has had a significant impact on all risk types in 2020. Understanding and managing its impacts dynamically has been a major area of focus. The Group has responded quickly to the challenges faced, putting in place risk mitigation strategies and refining its investment and strategic plans.
All of the Group's principal risks, which are outlined on this page, are reported regularly to the Board.
The risk management section from pages 42 to 51 provides a more in-depth picture of how risk is managed within the Group.
Key focus areas in 2020
Climate - New
The Group recognises the evolving pace of Climate Risk and has adopted a comprehensive approach to embedding this risk within its enterprise risk management framework. This includes the creation of a new principal risk as well as its integration into our existing principal risks. Work has also continued to develop scenario modelling and other analytical tools and to increase the level of external disclosure to further align to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.
Market
The Group’s structural hedge, nominal balance £186 billion (2019: £179 billion), provides protection against margin compression caused by falling interest rates. In addition, customer deposits have seen significant growth in 2020 which creates near term interest rate exposure. Customer behaviour and hedging of these balances are reviewed regularly.
The Group’s defined benefit pension schemes have seen an improvement in IAS19 accounting surplus to £1.6 billion (2019: £0.5 billion), as a result of Deficit Reduction Contributions and greater than expected asset returns partially offset by the impact of the Retail Price Index (RPI) reform announced by the Chancellor of the Exchequer in November 2020.
Credit
A range of measures have been deployed to help support customers, including around 1.3 million payment holidays, c.£12 billion of additional government support scheme lending through the Bounce Back Loan (BBLS) and Coronavirus Business Interruption Loan (CBILS) schemes, together with liquidity facilities for larger clients.
This support together with the wide array of public policy interventions, such as the job retention scheme, has limited the increase in unemployment, and helped to suppress credit defaults and business failures.
The Group has responded dynamically to mitigate and address credit risk, with specific focus on higher risk segments, sectors and counterparties, as well as undertaking extensive preparation to support the expected increase in customers who may experience financial difficulty.
The 2020 full year impairment charge of £4,155 million (2019: £1,296 million) reflects the deteriorating economic outlook, with reserves built in anticipation of an increase in losses during 2021 as unemployment increases and more business failures are seen.
Funding and liquidity
The Group maintained its strong funding and liquidity position throughout 2020, with the loan to deposit ratio decreasing to 98 per cent (2019: 107 per cent). Customer deposits increased significantly as spending reduced and customers deposited government lending scheme balances. During the year, the Group repaid all outstanding amounts of its Term Funding Scheme (TFS) and Funding for Lending Scheme (FLS) drawings and drew £13.7 billion from the Term Funding Scheme with additional incentives for SMEs (TFSME).
Total wholesale funding reduced by £14.8 billion principally as a result of the growth in customer deposits.
Capital
Underlying capital build was adversely impacted in 2020, mainly due to a significant uplift in impairment provisions, however the year-end capital position is significantly strengthened due to the earlier reversal of the 2019 full year ordinary dividend accrual and enhanced IFRS 9 transitional relief, which partially offset the increase in impairment provisions. Closing CET1 ratio of 16.21 per cent (15.01 per cent excluding transitional relief).
The Group’s capital requirements have reduced in 2020 due to lower Pillar 2A requirements and the reduction in the UK countercyclical capital buffer rate in response to the impact of COVID-19. The Group therefore has significant headroom to absorb further potential losses and to continue to support households and businesses as they recover from the COVID-19 pandemic.
Insurance underwriting
Lower market activity as a result of the pandemic and noting the one-off 2019 benefit from workplace auto-enrolment step-ups, saw Life and Pensions present value of new business premium fall to £14.5 billion in 2020 (2019: £17.5 billion). Near term underwriting risk increased, reflecting policyholder behaviour on workplace savings products. Significant amounts of life and morbidity risk continued to be re-insured. No material change to General Insurance underwriting risk in 2020, with total gross written premium falling slightly to £662 million (2019: £671 million), due to the reduction in branch footfall.
Change/execution
The Change/execution risk profile has remained stable in the year. The Group’s change portfolio was reprioritised at pace to support critical and COVID-19 related activities. Enhanced, targeted control monitoring was implemented to ensure safe delivery of change during the year.
Conduct
The Group has adapted quickly to the impacts of the pandemic, providing significant support to impacted customers. Comprehensive preparations have been undertaken to help identify and further support those customers in financial difficulty.
Data
The Group continues to improve its capabilities in the management of data risk, with an improvement seen in the regular half yearly capability assessment. Areas of improvement include delivery of a new data risk and control library, embedding data by design and ethics principles into the data science lifecycle, increasing capabilities and broader awareness.
Governance
Governance risk has remained stable, despite the need for accelerated decision-making and a significant increase in the amount of remote working, together with a number changes to GEC and Board members throughout the year. Ensuring appropriate and efficient governance remains a key priority.
People
2020 has seen increased colleague workloads and significant changes to ways of working, with up to 50,000 colleagues working from home. Improved colleague sentiment demonstrates that the extensive support measures deployed by the Group, with a continued focus on colleague wellbeing and resilience, are helping to mitigate these risks.
Operational resilience
Business continuity plans have proved resilient, with particular attention applied to heightened risks in the supply chain.
Operational
Despite anticipated heightened operational risks in cyber, fraud and technology, the volume of operational loss events has remained broadly consistent in 2020 compared to 2019.
Model
Model risk has increased due to the nature and uncertainty of the economic outlook. The effect of government led customer support initiatives have weakened established relationships between model inputs and outputs, reducing the ability to forecast using models alone. While underlying model drivers are expected to remain valid in the longer term, year-end impairment reporting contains a greater element of governed judgement to reflect current conditions.
Regulatory and legal
Regulatory risk has been impacted by a small number of instances of non-compliance, requiring forbearance from regulators. Forbearance requirements have been due to the re-prioritisation of resource to support the provision of essential services to customers and to respond to new regulatory

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
requirements, such as payment holidays. Legal risk has been impacted by the UK’s exit from the EU, in particular continued uncertainty of the future UK legal and regulatory financial services framework.
Strategic
Strategic risk is a significant source of risk for the Group, influencing the Group’s strategy, business model, performance and risk profile. The development of our strategic risk framework is a key priority for the Group.
Significant work has been undertaken during 2020 to understand the risk implications of the Group’s strategy and the key drivers of strategic risk. These are outlined in more detail on the following pages and will be further developed and embedded across the Group during 2021.
1Includes a 0.5 per cent benefit following the implementation of the revised capital treatment of intangible software assets which the PRA is proposing to reverse.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Emerging risks
In addition to the principal risks, the Group takes a proactive approach to horizon scanning and assessing the potential impact of an existing or future trend which could have a material impact on the Group, where the probability, timescale and/or materiality may be difficult to accurately assess.
The Board Risk Committee approved the Group’s enhanced definition for emerging risks in October 2020.
Internal working groups have been established to regularly scan the horizon and identify emerging risks. In addition the working groups have sought to analyse the impact of material events, such as COVID-19, on those trends and assess whether those have accelerated the impact of existing risks on our customers, colleagues and wider stakeholders.
The key areas of focus in 2020 are broadly unchanged from 2019. In addition, three themes have been magnified and exacerbated as a result of the pandemic:
•Technology: Which considers the long-term technology changes disrupting the industry, the emergence of new technology driven business models, and the likely impact of technology change on our customers.
•Societal expectations: Which reflects the expectations of the role the Group can play in supporting society across a range of issues such as housing, environmental sustainability and helping customers in financial difficulty.
•People, ways of working and skills: Trends include the significant acceleration in remote working due to COVID-19 and higher demand for workers with digital and analytical skills.
Some emerging risks, such as data, have materialised and are recognised by the Group as principal risks. However, with risks continuing to evolve there will be important aspects of these risks that will need to continue to be captured through our emerging risk framework.
The emerging risks that the Group have monitored during 2020 are outlined in more detail in pages 45 to 47 of the risk management section.
Risk view of key strategic themes
The Group’s strategy plays an important role in managing our strategic risks, responding to the priorities identified by the Board, and transforming our capabilities to deliver on these priorities. Some of the key themes from our strategy represent new opportunities, while also posing corresponding risks that need to be understood.
In 2020, the Group undertook an initiative to enhance our framework and approach for identifying and understanding our strategic risks, with particular focus on the connectivity of risks.
Our understanding of the relationship and impact amongst emerging risks, strategic responses and principal risks played a key role in the development of our strategy. This was supplemented with engagement across the Group’s businesses and functions, to establish a strong understanding of the Group’s strategic challenges.
In line with the Group’s strategy to gain greater organisational value from data and advanced analytics, we are also developing a quantitative approach to further strengthen our strategic risk management framework.
The health of the UK economy and the financial health and wellbeing of our customers are core influences on the Group’s principal and strategic risks. We are therefore committed to Helping Britain Prosper and placing this purpose at the heart of our strategy.
We are well-positioned to respond to potential challenges posed by increased customer financial vulnerability and societal disparity, ensuring our proposition resonates with evolving customer needs.
Significant investment is planned to reimagine our customer offerings. Transforming our technology architecture, appropriately and securely using data science and upskilling our colleagues, we aim to deliver a holistic proposition, together with an excellent customer experience.
The Group’s strategy aims to support a more sustainable future, while diversifying our income streams. The Group is working hard to ensure that our purpose, commitment to Helping Britain Prosper and delivery are harmonious with the expectations of our colleagues, customers and other key stakeholders, all the while adapting to changing societal expectations and customer and colleague preferences.

ILLUSTRATIVE MAP OF EMERGING RISKS – NON EXHAUSTIVE
Trends impacting the Group
Most pertinent trends
Trade corridors and geopolitics
Rising societal expectations
Low growth and rates
Acceleration of digitisation
Greater Government role
Future pandemics
Increased inequality and financial vulnerability
Big tech and international incumbent threat
Changing ways of working
Increased pace of change
Scarcity of natural resources
Cyber resilience and security
Data protection and remediation
Skills gap and changing employment trends
Deflationary vs. inflationary shocks
Ageing population
Potential impact
Higher
Lower
Likelihood
Lower
Higher

Emerging risks are assessed through an impact/likelihood matrix whereby the most pertinent trends are considered when shaping and refreshing our major strategic priorities and responses.
Key emerging risks are outlined in more detail in pages 45 to 47 of the risk management section.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Strategic risk
Understanding the potential risk implications of our strategy is an important area of focus. The key strategic risk drivers outlined below have been assessed as part of the development of our strategic themes and objectives.

Strategic risk drivers	Potential risk implications	Strategy and Mitigation	Strategic risk impacts
Implications of COVID-19 and our responses
•Misalignment of customer proposition, product and service offerings
•Potential failure to address customers’ personal and financial resilience needs
•Adverse impacts on productivity, creativity, customer treatment, colleague wellbeing and data security

•Acceleration of underlying growth in economic and societal disparity •Customer and colleague resilience heading into longer term uncertain future •Impact of prolonged remote working
Sustainability initiatives responding to societal and government expectations
•Calibration of risk appetite, pricing and model approach to achieve external commitments
•Risk arising from participation choices in respect of green economy and sustainability
•Recruitment and retention of customers and colleagues dependent on the Group's response to evolving societal expectations

•Desire to establish and build market share in sustainable sectors •Impact of evolving regulatory requirements •Shifting consumer and colleague expectations
Implications of low long-term economic growth	•Risk of disrupting traditional banking models, creating unfavourable customer responses •Inability to sufficiently diversify income streams to mitigate the challenges of a low growth environment
•Structural challenge for Group’s business model and revenue streams due to low growth and low or negative interest rates
Legacy systems and ageing technology
•Increased risk of outages and system failure impacting operational resilience risk, and inability to respond in an agile, efficient manner to growing threats from modern competitors
•Greater costs and operational risks due to duplication or complexity of infrastructure and processes and the need to retain legacy skills

•Managing through ageing platforms •Complex and inefficient technology architecture and systems
Evolving challenges amid backdrop of digitisation and pace of change
•Failure to keep pace with peers and competitors poses potential for loss of income
•Greater volumes of data at risk, with more challenging control environment
•Evolution of colleague skills to deliver and maintain new systems, processes and transitioning to the cloud

•Changing consumer behaviour, with customer expectations increasingly shaped by their experiences elsewhere
•Larger and more diverse threat landscape
•Skills requirements in response to changing environment

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK MANAGEMENT
Risk management is at the heart of Helping Britain Recover and building the UK's preferred financial partner.
Our mission is to protect our customers, shareholders, colleagues and the Group, while enabling sustainable growth in targeted segments. This is achieved through informed risk decisions and robust risk management, supported by a consistent risk-focused culture.
The risk overview (pages 37 to 41) provides a summary of risk management within the Group and the key focus areas for 2020, including the significant impact that COVID-19 has had on all principal risks faced by the Group. The risk overview also highlights the importance of the connectivity of principal, emerging and strategic risks and how they are embedded in to the Group's strategic risk management framework.
This full risk management section provides a more in-depth picture of how risk is managed within the Group, detailing the Group’s emerging risks, approach to stress testing, risk governance, committee structure, appetite for risk and a full analysis of the principal risk categories (pages 51 to 99), the framework by which risks are identified, managed, mitigated and monitored.
Each principal risk category is described and managed using the following standard headings: definition, exposures, measurement, mitigation and monitoring.
THE GROUP’S APPROACH TO RISK
The Group operates a prudent approach to risk with rigorous management controls to support sustainable business growth and minimise losses. Through a strong and independent risk function (Risk division), a robust control framework is maintained to identify and escalate current and emerging risks, support sustainable growth within the Group's risk appetite, and to drive and inform good risk reward decision-making.
To meet ring-fencing requirements, core UK retail financial services and ancillary retail activities are ring-fenced from other activities of the Group. The Group's enterprise risk management framework (ERMF) and Group risk appetite apply across the Group and are supplemented by risk management frameworks and risk appetites for the sub-groups to meet sub-group specific needs. In each case these operate within the Group parameters. The Group’s corporate governance framework applies across Lloyds Banking Group plc, Lloyds Bank plc, Bank of Scotland plc and HBOS plc. It is tailored where needed to meet the entity specific needs of Lloyds Bank plc and Bank of Scotland plc, and supplementary corporate governance frameworks are in place to address sub-group specific requirements of the other sub-groups (Lloyds Bank Corporate Markets, Insurance and Lloyds Banking Group Equity Investments).
The Group’s ERMF is structured to align with the industry-accepted internal control framework standards.
The ERMF applies to every area of the business and covers all types of risk. It is reviewed, updated and approved by the Board at least annually to reflect any changes in the nature of the Group's business and external regulations, law, corporate governance and industry best practice. The ERMF provides the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across the Group.
ROLE OF THE BOARD AND SENIOR MANAGEMENT
Key responsibilities of the Board and senior management include:
•approval of the ERMF and Board risk appetite
•approval of Group-wide risk principles and policies
•the cascade of delegated authority (for example to Board sub- committees and the Group Chief Executive)
•effective oversight of risk management consistent with risk appetite
RISK APPETITE
Risk appetite is defined within the Group as ‘the amount and type of risk that the Group is prepared to seek, accept or tolerate’ in delivering its strategy.
Group strategy and risk appetite are developed in tandem. Business planning aims to optimise value within the Group's risk appetite parameters and deliver on its promise to Help Britain Prosper.
The Group’s risk appetite statement details the risk parameters within which the Group operates. The statement forms part of the Group's control framework and is embedded into its policies, authorities and limits, to guide decision-making and risk management. The Board is responsible for approving the Group’s risk appetite statement at least annually. Group Board-level metrics are cascaded into more detailed business appetite metrics and limits.
Group risk appetite includes the following areas:
Climate: the Group takes action to identify, manage and mitigate its climate risk and support the Group and its customers in transitioning to a low carbon economy
Market: the Group has robust controls in place to manage its inherent market risk and does not engage in any proprietary trading, reflecting the customer focused nature of the Group’s activities
Credit: the Group has a conservative and well balanced credit portfolio through the economic cycle, generating an appropriate return on equity, in line with the Group’s target return on equity in aggregate
Funding and liquidity: the Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding
Capital: the Group maintains capital levels commensurate with a prudent level of solvency to achieve financial resilience and market confidence
Change/execution: the Group has limited appetite for negative impacts on customers, colleagues, or the Group as a result of change activity
Conduct: the Group delivers fair outcomes for its customers
Data: the Group has zero appetite for material regulatory breaches and material legal incidents
People: the Group leads responsibly and proficiently, manages people resource effectively, supports and develops colleague talent, and meets legal and regulatory obligations related to its people
Operational resilience: the Group has a limited appetite for disruption to services to customers and stakeholders from significant unexpected events
Operational: the Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these
Model: material models are performing in line with expectations
Regulatory and legal: the Group interprets and complies with all relevant regulation and all applicable laws (including codes of conduct which could have legal implications) and/or legal obligations

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
GOVERNANCE FRAMEWORKS
The Group’s approach to risk is founded on a robust control framework and a strong risk management culture which are the foundation for the delivery of effective risk management and guide the way all employees approach their work, behave and make decisions.
Governance is maintained through delegation of authority from the Board to individuals through the management hierarchy. Senior executives are supported where required by a committee based structure which is designed to ensure open challenge and support effective decision-making.
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
It also has a key role in promoting the implementation of a strategic approach to risk management reflecting the risk appetite and ERMF agreed by the Board that encompasses:
•overseeing embedding of effective risk management processes
•transparent, focused risk monitoring and reporting
•provision of expert and high quality advice and guidance to the Board, executives and management on strategic issues and horizon scanning, including pending regulatory changes
•a constructive dialogue with the first line through provision of advice, development of common methodologies, understanding, education, training, and development of new risk management tools
The primary role of Group Internal Audit (third line) is to help the Board and executive management protect the assets, reputation and sustainability of the Group. Group Internal Audit is led by the Group Chief Internal Auditor. Group Internal Audit provides independent assurance to the Audit Committee and the Board through performing reviews and engaging with committees and executive management, providing opinion, challenge and informal advice on risk and the state of the control environment. Group Internal Audit is a single independent internal audit function, reporting to the Audit Committee of the Group and the Audit Committees of the key subsidiaries.
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
Identified risks are reported on a monthly basis or as frequently as necessary to the appropriate committee. The extent of the risk is compared to the overall risk appetite as well as specific limits or triggers. When thresholds are breached, committee minutes are clear on the actions and time frames required to resolve the breach and bring risk within tolerances. There is a clear process for escalation of risks and risk events.
All key controls are recorded and assessed on a regular basis, in response to triggers or minimum annually. Control assessments consider both the adequacy of the design and operating effectiveness. Where a control is not effective, the root cause is established and action plans implemented to improve control design or performance. Control Effectiveness against all residual risks is reported and monitored via the monthly Consolidated Risk Report (CRR). The CRR is reviewed and independently challenged by the Risk Division and provided to the Risk Division Executive Committee and Group Risk Committee. On an annual basis, a point in time assessment is made for control effectiveness against each risk category and across sub-groups. The CRR data is the primary source used for this point in time assessment and a year on year comparison on control effectiveness is reported to the Board.
One Risk and Control Self-Assessment (One RCSA) is part of the Group’s Risk and Control Strategy to deliver a stronger risk culture and simplified risk and control environment. The three lines of defence have worked together to identify improvements to the Group’s approach to risk management. Following pilot activity, this new approach (One RCSA) is being adopted across the Group through a phased implemented plan. All aspects of the 2020 Plan for implementation of One RCSA have been delivered. The 2021 plans capture the remaining highest risks to customers and the business, and the Board will continue to review progress with embedding the cultural change and improving the risk and control environment.
RISK CULTURE
Based on the Group’s prudent business model, prudent approach to risk management, and guided by the Board, the senior management articulates the core risk values to which the Group aspires, and sets the tone at the top. Senior Management establishes a strong focus on building and sustaining long-term relationships with customers, through the economic cycle. The Group’s Code of Responsibility reinforces colleagues’ accountability for the risks they take and their responsibility to prioritise their customers’ needs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
FINANCIAL REPORTING RISK MANAGEMENT SYSTEMS AND INTERNAL CONTROLS
The Group maintains risk management systems and internal controls relating to the financial reporting process which are designed to:
•ensure that accounting policies are appropriately and consistently applied, transactions are recorded accurately, and undertaken in accordance with delegated authorities, that assets are safeguarded and liabilities are properly stated
•enable the calculation, preparation and reporting of financial, prudential regulatory and tax outcomes in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements
•enable certifications by the Senior Accounting Officer relating to maintenance of appropriate tax accounting and in accordance with the 2009 Finance Act
•ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements (for example UK Finance Code for Financial Reporting Disclosure and the US Sarbanes Oxley Act)
•ensure ongoing monitoring to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting
•ensure an accurate view of the Group’s performance to allow the Board and senior management to appropriately manage the affairs and strategy of the business as a whole and each of its sub-groups
The Group has a Disclosure Committee which assists the Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements. In addition, the Audit Committee reviews the quality and acceptability of the Group’s financial disclosures. For further information on the Audit Committee’s responsibilities relating to financial reporting see pages 150 to 153.
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
The Chief Risk Officer regularly informs the Board Risk Committee of the aggregate risk profile and has direct access to the Chair and members of Board Risk Committee.

Exposure to risk arising from the business activities of the Group
The table below provides a high level guide to how the Group’s business activities are reflected through its risk-weighted assets. Details of the business activities for each division are provided in the Financial Performance Overview on pages 30 to 33.

	Retail	Commercial Banking	Insurance and Wealth[1]	Central items[2]	Group
	£bn	£bn	£bn	£bn	£bn
Risk-weighted assets (RWAs)
Credit risk	79.6	62.9	0.8	13.7	157.0
Counterparty credit risk[3]	—	5.4	—	1.3	6.7
Market risk	—	2.2	—	—	2.2
Operational risk	19.4	4.5	0.5	0.5	24.9
Total (excluding threshold)	99.0	75.0	1.3	15.5	190.8
Threshold[4]	—	—	—	11.9	11.9
Total	99.0	75.0	1.3	27.4	202.7
1As a separate regulated business, Insurance (excluding Wealth) maintains its own solvency requirements, including appropriate management buffers, and reports directly to the Insurance Board. Insurance does not hold any RWAs as its assets are removed from the Group's regulatory capital calculations. However, in accordance with capital rules part of the Group's equity investment in Insurance is included in the calculation of threshold RWAs, while the remainder is taken as a deduction from common equity tier 1 (CET1) capital.
2Central items include assets held outside the main operating divisions, including the assets of Group Corporate Treasury which holds the Group's liquidity portfolio, and other supporting functions.
3Exposures relating to the default fund of a central counterparty and credit valuation adjustment risk are included in counterparty credit risk.
4Threshold RWAs reflect the proportion of significant investments and deferred tax assets that are permitted to be risk-weighted instead of deducted from CET1 capital. Significant investments primarily arise from the investment in the Group’s Insurance business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
EMERGING RISKS
The Group considers the following to be risks that have the potential to increase in significance and affect the performance of the Group. These risks are considered alongside the Group’s operating plan. Additional information on emerging risks and how they are connected to principal and strategic risks is outlined in the risk overview on pages 37 to 41.

Risk	Key mitigating actions
Climate: The key risks are financial, derived from both physical risks (climate and weather-related events) and transition risks resulting from the process of adjustment towards a low carbon economy. Climate change extends across multiple risk types e.g. credit, market, conduct and operational. For example, physical and transition risks could result in the impairment of asset values, which may impact the creditworthiness of our clients, and the products and services our customers require.
The focus on these risks by key stakeholders including businesses, clients, shareholders, governments and regulators is increasing, aligned to the evolving societal, regulatory and political landscape. There also remains a risk that the level and pace of responses taken by the Group are insufficient to mitigate risk. This could lead to campaign groups or other bodies seeking to take action against the Group or the financial services industry for funding organisations that they deem to be contributing to climate change.

–The Group’s risk management approach to climate change is outlined in Environmental matters (page 6) and reflects its commitment to adopting the framework set out by the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD)
–The Group Chief Risk Officer (CRO) alongside the CROs for key legal entities, has assumed responsibility for identifying and managing the risks arising from climate change
–Integrating the risk management of the financial risks posed by climate change into the Group's existing enterprise risk management framework, including policies, sector and credit risk appetite and controls
–12 external sector statements have been published to help articulate appropriate areas of environment and climate related risk appetite. Credit risk policy has introduced mandatory requirements to consider environmental risks in key risk management activities
–The Group continues to develop its climate risk management framework to ensure all our activities appropriately consider climate-related risks and opportunities and as part of this supports its customers and clients’ transition to a low carbon economy

Technology: The rapid pace of technology in the financial services industry creates a challenge for complex organisations with ageing systems. With the slower adoption of new technologies there is a risk that the Group is less able to compete with new entrants to attract customers with innovative future products, and participate in emerging business models.
Legacy systems also create increasing operational resilience risks due to fewer specialists with the appropriate expertise and risks to ongoing supplier support.
Progressive deployment of new technologies in the Group, including the scaling of public cloud usage, will also change the Group’s risk profile, including increased supplier risks, evolved data risks, and enhanced cost risks where new technologies are running in parallel with existing architecture.

–In Strategic Review 2021, the Group is embarking on an ambitious multi-year programme to transform critical infrastructure and platforms to take advantage of new technologies such as the public cloud and simplify the application landscape. This will reduce legacy operational overheads, increase business agility, and improve operational resilience
–The Group has established strategic partnerships with global technology leaders to leverage their experience and best in class capabilities
–The Group has established strategic partnerships with leading fintechs (such as Form3 and Thought Machine) who are developing the next generation of core financial services technology. solutions. In 2021 the Group will migrate customers to a pilot of a new bank architecture using these technologies
–The Group is partnering with fintechs to rapidly deploy best in class technology and propositions to targeted domains.
–The Group is building senior technology skills through executive training and consideration of technology knowledge in senior appointments
–The Group is creating a Cloud Centre of Excellence, operating new financial control processes and working closely with the regulator on new technology deployment

Societal expectations: There are increasing expectations for the financial services sector to make positive social and environmental contributions. While these expectations are closely aligned with the Group’s purpose of Helping Britain Prosper, there is the potential for them to generate risks.
Poorly targeted regulation can reduce operational flexibility. The Group’s ability to attract and retain high quality talent may become increasingly dependent on being able to demonstrate that we are meeting societal expectations.
As technology and innovation moves at pace, there is the risk of systematic, unintended consequences within decision-making undertaken by machine learning, creating new operational risks that affect outcomes, for example credit portfolio anomalies or conduct impacts.
As technology enables broader use of customer data, it is vital that data is managed ethically and in line with customer and regulatory expectations.

–The Group has a long-established purpose of Helping Britain Prosper that is well recognised across the business divisions and with a positive track record of demonstrating action
–Alignment of the Group’s 2021 Strategy around Helping Britain Recover, with focus on responding to key societal trends and issues
–Strong Group action in response to key areas of societal concern, including the Group Sustainability and Vulnerable Customer strategies
–The Group continues to engage across all stakeholder groups to understand current and emerging areas of concern and priority. Technology risks, including those related to machine learning, and data ethics are escalated and discussed through governance to ensure ongoing monitoring of any emerging unintended consequences
–Continued focus on ensuring the quality of customer outcomes is maintained through robust risk management

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk	Key mitigating actions
People/Ways of working and skills: Successful and sustainable adoption of remote working and new ways of working is pivotal to ensuring customer needs and expectations are met during and after the COVID-19 pandemic. This requires creating a safe physical environment that promotes colleague wellbeing within a workplace that enables all colleagues to work and collaborate effectively together.
Inability to provide the necessary training and technologies for our colleagues to support the cultural shift could lead to reduced colleague engagement and loss of trust.
The Group must capitalise on the benefit of greater remote working to attract and retain talent while ensuring effective capacity planning and provision of future skills to meet Strategic Review 2021 objectives. Maintaining quality, productivity and a robust control environment within these new ways of working is essential to ensure customers are not adversely impacted.

–Support for colleague wellbeing and mental health continues to be paramount, with a range of support measures and training available to colleagues and line managers
–The Group continues to utilise remote working and adapt the office and branch estate to protect colleagues and customers, while delivering on customer expectations through the provision of technology and equipment to support remote working
–Regular, responsive communications in an evolving landscape provide reassurance to colleagues alongside colleague surveys to gauge sentiment and deployment of mitigants to address concerns
–Incorporating operational resilience into future design thinking and facilitation of office and remote experiments are designed to support increased collaboration and support new ways of working
–Effective capacity planning and provision of future skills to fulfil resource requirements and support the Strategic Review 2021 objectives

Cyber: Increases in the volume and sophistication of cyber-attacks alongside the growth in connected devices continues to heighten the potential for cyber-enabled crime. The Group can be impacted directly of through attacks on its supply chain.
Geopolitical tensions increases the risk of the Group being impacted directly or indirectly, by a sophisticated cyber-attack. The capability of organised crime groups is growing rapidly, which along with the commoditisation of cyber crime increases the likelihood that the Group or one of its suppliers will be the target of a sophisticated attack.

–Continued investment in and focus on the Group’s Cyber programme to ensure the confidentiality and integrity of data and the availability of systems. Key areas of focus relate to access controls, network security, disruptive technology and the denial of service capability
–Embedding of the Group Cyber control framework which is aligned to the industry recognised cyber security framework (National Institute of Standards and Technology, NIST)
–Three year cyber strategy to deliver an industry-leading approach across the Group and to embed innovation in our approach to cyber
–Structured approach to embed a cloud control framework to support the Group’s public cloud ambitions
–Increased business and colleague engagement through education and awareness, phishing testing and cultural indicators. Cyber risk is governed through all key risk committees and reviewed quarterly

Competition: Adoption of technological trends is accelerating with customer preferences changing. There has been considerable growth of new business models such as Buy Now Pay Later.
The FCA has signalled possible concerns around the impact of new products and business models, and the conduct of providers, and is investigating these issues further as part of the Unsecured Credit Review.
Further changes to the regulatory landscape, including prudential and capital rules, have the potential to create additional competitive pressures for the Group.
Operational complexity has the potential to restrict our speed of response to market trends.
Inability to leverage data and innovate could lead to a loss of market share as challengers capitalise on Open Banking. Although Open Banking has had a relatively modest uptake to date, there remains significant scope for new products and propositions to emerge.

–The Group continues to transform in order to improve its customer experience by digitising customer journeys and leveraging branches for complex needs, in response to customers’ evolving needs and expectations. During the pandemic, digitised customer journeys have been used at greater scale
–The Group will deepen its insight into customer segments, their perception of brands and what they value
–Agility will be increased by consolidating platforms and building new architecture aligned with customer journeys
–The Group is responsive to changing customer behaviour/ business models and adjusts its risk management approach as appropriate
–The Strategic Review 2021 is designed to support the Group to strengthen its competitive position

Data: Advancements in new technologies and services, increasing external risks such as cyber and conduct, and changing regulatory requirements all increase the need for the Group to effectively govern, manage and protect its data (or the data shared with third-party suppliers). Failure to manage data risk effectively can result in unethical decisions, poor customer outcomes, loss of value to the Group and mistrust.

–The Group has developed a data management strategy to provide the common framework and direction by uplifting data quality, simplifying data architecture, enhancing data governance and implementing market leading tools to enhance its ability to deliver a data-first culture
–To support the data management strategy, the Group continues to invest in managing the risks posed by its new technologies and services. This includes a data ethics framework, strong governance for the advanced analytics programme and cloud programmes
–The Group continues to monitor changes in legal and regulatory requirements and maintain close engagement with the regulators; Information Commissioner's Office (ICO), Prudential Regulatory Authority (PRA) and the Financial Conduct Authority (FCA) in order to monitor external developments within data risk

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk	Key mitigating actions
Regulatory and legal: The financial sector continues to experience increasing regulation from various bodies, including the Government and regulators.
Following the UK’s exit from the EU, there is uncertainty as to what the future UK legal and regulatory framework will look like, noting the potential for the UK to deviate from the EU’s legal and regulatory system.
Regulatory rules and laws from both the UK and overseas are likely to impact the Group’s operation, placing pressure on expert resource and investment priorities.

–The Group works closely with regulatory authorities and industry bodies to ensure that the Group can identify and respond to the evolving regulatory and legal landscape
–Following the UK’s exit from the EU, continued monitoring of new EU and UK legislation
–The Group actively implements programmes to deliver legal, regulatory and mandatory change requirements

Macroeconomic headwinds: There are large uncertainties for the global and UK economic outlook. The pandemic driven recession has increased corporate and government indebtedness, raising the risk that inappropriately quick fiscal tightening or corporate cost cutting and investment postponement could hinder the economic recovery. Recovery is also dependent on the successful roll-out of COVID-19 vaccines.
The inflation and interest rates outlook is also uncertain. Weak demand could cause entrenched deflation if constrained monetary policy loosening struggles to stimulate demand, with policy interest rates stuck close to zero or negative. Conversely, there may be upward pressure on inflation and interest rates due to COVID-19 impacts, or from review of monetary policy frameworks around the world. Higher interest rates could trigger vulnerabilities within highly indebted companies and households, and to asset prices which have been boosted by high levels of liquidity provided by central banks.
There are also risks to the UK economy from changes in trading arrangements between the UK and EU, and longer term there is uncertainty around the impact of those new arrangements on the economy via domestic and net inward foreign investment.

–Wide array of risks considered in setting strategic plans
–Maintaining a high level of liquidity
–Capital and liquidity are reviewed regularly through committees, ensuring compliance with risk appetite and regulatory requirements
–The Group has a robust through the cycle credit risk appetite, including appropriate product, sector and single name concentration parameters, robust sector appetite statements and policies, as well as affordability and indebtedness controls at origination. In addition to ongoing focused monitoring, portfolio deep dives and regular larger exposure reviews are conducted. Enhancements have been made to the use of early warning indicators, including sector-specific indicators

Geopolitical: Current geopolitical uncertainties or political upheavals could further impede the global economic recovery, heighten instability and impact markets. The global reach of the COVID-19 pandemic continues to have a profound impact on economies around the world. Terrorist activity including cyber-attacks also has the potential to trigger changes in the economic outlook, market risk pricing and funding conditions.
Additionally, following the UK’s exit from the EU, the long-term implications of the new EU-UK Trade and Cooperation Agreement still bring some uncertainty for the UK’s economic outlook and relationship with the EU. There also remains the possibility of a further referendum on Scottish independence.

–Engagement with politicians, regulators, officials, media, trade and other bodies to monitor external developments and reassure our commitment to Helping Britain Prosper
–The Chief Resilience and Security Office (CRSO) develops and maintains a framework for external incidents, including financial stability, to ensure the incident response team convenes and acts rapidly during an external crisis. In conjunction CRSO also maintain an operational resilience framework to embed resilience activities across the Group and limit the impact of internal or external events
–The Group Corporate Treasury tracks market conditions closely and actively manage the Group’s balance sheet
–Hedging of market risk considers, inter alia, potential shocks as a result of geopolitical events
–The Group’s sector strategies and appetite look to help mitigate risks associated with geopolitical shocks. Credit applications and sector reviews include assessment of any relevant geopolitical risk including the UK’s exit from the EU

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK GOVERNANCE
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

Risk governance structure

Group Chief Executive Committees
•Group Executive Committee (GEC)
•Group and Ring-Fenced Banks Risk Committees (GRC)
•Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)
•Group and Ring-Fenced Banks Customer First Committees
•Group and Ring-Fenced Banks Cost Management Committees
•Group and Ring-Fenced Banks Conduct Review Committees
•Group and Ring-Fenced Banks People Committees
•Group and Ring-Fenced Banks Sustainability Committees
•Group and Ring-Fenced Banks Conduct Investigations Committee
Risk Division Committees and Governance
• Group Market Risk Committee
•Group Fraud and Financial Crime Prevention Committee
•Group Financial Risk Committee
•Group Capital Risk Committee
•Group Model Governance Committee
•Ring-Fence Compliance Committee

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
BOARD, EXECUTIVE AND RISK COMMITTEES
The Group’s risk governance structure strengthens risk evaluation and management, while also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.
Assisted by the Board Risk and Audit Committees, the Board approves the Group’s overall governance, risk and control frameworks and risk appetite. Refer to the Corporate Governance section on pages 131 to 160, for further information on Board committees.
The divisional and functional risk committees review and recommend divisional and functional risk appetite and monitor local risk profile and adherence to appetite.

Executive and Risk Committees
The Group Chief Executive is supported by the following:

Committees	Risk focus
Group Executive Committee (GEC)	Assists the Group Chief Executive in exercising their authority in relation to material matters having strategic, cross-business area or Group-wide implications.
Group and Ring-Fenced Banks Risk Committees (GRC)	Responsible for the development, implementation and effectiveness of the Group’s enterprise risk management framework, the clear articulation of the Group’s risk appetite and monitoring and reviewing of the Group’s aggregate risk exposures and concentrations of risk.
Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)	Responsible for the strategic direction of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. The committee reviews and determines the appropriate allocation of capital, funding and liquidity, and market risk resources and makes appropriate trade-offs between risk and reward.
Group and Ring-Fenced Banks Customer First Committees	Provides a Group-wide perspective of customer experience and the governing body of customer plans and targets including governing targets and plans, oversight of customer outcomes and experience, and learning through best practice externally and leveraging Group memberships and partnerships.
Group and Ring-Fenced Banks Cost Management Committees	Leads and shapes the Group’s approach to cost management, ensuring appropriate governance and process over Group-wide cost management activities and effective control of the Group’s cost base.
Group and Ring-Fenced Banks Conduct Review Committees	Provides senior management oversight, challenge and accountability in connection with the Group’s engagement with conduct review matters as agreed with the Group Chief Executive.
Group and Ring-Fenced Banks People Committees	Supporting the Group People & Property Director in exercising their responsibilities in relation to the Group’s people and colleague policies, overseeing the development of and monitoring adherence to the remuneration policy, oversees compliance with Senior Manager and Certification Regime (SM&CR) and other regulatory requirements, monitors colleague engagement surveys, progress of the Group towards its culture targets and oversees the implementation of action plans.
Group and Ring-Fenced Banks Sustainability Committees	Recommends and implements the strategy and plans for delivering the Group’s aspiration to be viewed as a trusted responsible business as part of the purpose of Helping Britain Prosper, reporting to the GEC, GRC, Responsible Business Committee where appropriate on material sustainability related risk and opportunities across the Group; and recommending to the GEC and Responsible Business Committee the Group's Responsible Business Report and Helping Britain Prosper Plan.
Group and Ring-Fenced Banks Conduct Investigations Committee	Responsible for providing recommendations regarding performance adjustment, including the individual risk-adjustment process and risk-adjusted performance assessment, and making final decisions on behalf of the Group on the appropriate course of action relating to conduct breaches, under the formal scope of the SM&CR.
In addition, the Strategic Review 2021 Forum provides strategic deep dives across priority areas to support the Group Chief Executive and accountable executives in monitoring strategic progress and challenges in focus areas.
The Group Risk Committee is supported through escalation and ongoing reporting by business area risk committees, cross-divisional committees addressing specific matters of Group-wide significance and the following second line of defence Risk committees which ensure effective oversight of risk management:

Group Market Risk Committee	Responsible for monitoring, oversight and challenge of market risk exposures across the Group. Reviews and proposes changes to the market risk management framework, and reviews the adequacy of data quality needed for managing market risks. It is also responsible for escalating issues of Group level significance to GEC level (usually via GALCO) relating to the management of the Group's market risks, including those held in the Group's insurance companies.
Group Fraud and Financial Crime Prevention Committee	Brings together accountable stakeholders and subject matter experts to ensure that the development and application of fraud and financial crime risk management complies with the Group's Strategic Aims, Group Corporate Responsibility, Group Risk Appetite and Group Fraud and Financial Crime (AML, Anti-bribery and Sanctions) policies. It provides direction and appropriate focus on priorities to enhance the Group's fraud and financial crime risk management capabilities in line with business and customer objectives while aligning to the Group's target operating model.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Committees	Risk focus
Group Financial Risk Committee	Responsible for overseeing, reviewing, challenging and recommending to GEC / Board Risk Committee / Board for the Group and Ring-Fenced Bank (i) Annual Internal Stress Tests, (ii) All Prudential Regulation Authority (PRA) / European Banking Authority (EBA) and any other regulatory stress tests, (iii) Annual Liquidity Stress Tests, (iv) Reverse Stress Tests, (v) Individual Liquidity Adequacy Assessment (ILAA), (vi) Internal Capital Adequacy Assessment Process (ICAAP), (vii) Pillar 3, (viii) Recovery / Resolution Plans, and (ix) relevant ad hoc Stress Tests or other analysis as and when required by the Committee.
Group Capital Risk Committee	Responsible for providing oversight of all relevant capital matters within the Group, Ring-Fenced Bank and material subsidiaries, including latest capital position and plans, capital risk appetite proposals, Pillar 2 developments (including stress testing), Recovery and Resolution matters and the impact of regulatory reforms and developments specific to capital.
Group Model Governance Committee	Responsible for supporting the Model Risk and Validation Director in fulfilling their responsibilities, from a Group-wide perspective, under the Group Model Governance Policy through provision of debate, challenge and support of decisions. The committee will be held as required to facilitate approval of models, model changes and model related items as required by Model Policy, including items related to the governance framework as a whole and its application.
Ring-Fence Compliance Committee	This Committee is designed to provide executive sponsorship and strategic direction to ongoing Perimeter Compliance, the closure and remediation of breaches, monitoring and reporting of new breaches and associated governance and delivery enhancements to the Ring-Fencing Compliance Risk Framework.
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
Scenario stress testing is used for:
Risk Identification:
•Understand key vulnerabilities of the Group and its key legal entities under adverse economic conditions
Risk Appetite:
•Assess the results of the stress test against the risk appetite of all parts of the Group to ensure the Group and its legal entities are managed within their risk parameters
•Inform the setting of risk appetite by assessing the underlying risks under stress conditions
Strategic and Capital Planning:
•Allow senior management and the Boards of the Group and its applicable legal entities to adjust strategies if the plan does not meet risk appetite in a stressed scenario
•Support the Internal Capital Adequacy Assessment Process (ICAAP) by demonstrating capital adequacy, and meet the requirements of regulatory stress tests that are used to inform the setting of the Prudential Regulation Authority (PRA) and management buffers (see capital risk on pages 82 to 91) of the Group and its separately regulated legal entities
Risk Mitigation:
•Drive the development of potential actions and contingency plans to mitigate the impact of adverse scenarios. Stress testing also links directly to the recovery planning process of the Group and its legal entities
REGULATORY STRESS TESTS
The PRA have launched the 2021 Solvency Stress test which the Group will participate in. Their objective is to update the Bank of England's Financial Policy Committee (FPC) view on how the banking system can support the economy, ensure banks have built up buffers of capital to be drawn on in a stress and input into the PRA’s transition back to its standard approach to capital-setting and shareholder distributions through 2021. Industry level credit risk will be published in July with Bank level results published in December. The scenario requires the bank to show how resilient it is to a severe economic shock in addition to what has been experienced over 2020; House Price Index (HPI) and Commercial Real Estate (CRE) values fall a further 33 per cent and unemployment peaks at 11.9 per cent.
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
OTHER STRESS TESTING ACTIVITY
The Group’s stress testing programme also involves undertaking assessments of liquidity scenarios, market risk sensitivities and scenarios, and business specific scenarios (see the principal risk categories on pages 51 to 99 for further information on risk-specific stress testing). If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide ranging programme provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group. The Group will undertake the Bank of England’s Climate Biennial Exploratory Stress test in 2021 and will leverage the experience gained through that exercise to further embed climate risk into stress testing activities.
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
The review and challenge of the Group’s and Ring-Fenced Bank’s detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs conclude with the appropriate Finance and Risk Directors’ sign-off. The outputs are then presented to GFRC and Board Risk Committee for review and challenge, before being approved by the Board. There is a similar process within LBCM for the governance of the LBCM-specific results.
FULL ANALYSIS OF RISK CATEGORIES
The Group’s risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided on pages 52 to 99.
Risk categories recognised by the Group are periodically reviewed to ensure that they reflect the Group risk profile in light of internal and external factors, such as the Group strategy and the regulatory environment in which it operates. The only change to the risk categories during 2020 has been the addition of Climate risk.

Principal risk categories	Secondary risk categories
Climate risk	– Climate
Page 52
Market risk	– Trading book	– Pensions
Page 53	– Banking book	– Insurance
Credit risk	– Retail credit	– Commercial credit
Page 58
Funding and liquidity risk	– Funding and liquidity
Page 76
Capital risk	– Capital
Page 82
Insurance underwriting risk	– Insurance underwriting
Page 91
Change/execution risk	– Change/execution
Page 92
Conduct risk	– Conduct
Page 92
Data risk	– Data
Page 94
Governance risk	– Governance
Page 94
People risk	– People
Page 95
Operational resilience risk	– Operational resilience
Page 95
Operational risk	– Business process	– Financial reporting	– Physical security/health and safety
Page 97	– Cyber and information security	– Fraud	– Sourcing
	– External service provision	– Internal service provision
	– Financial crime	– IT systems
Model risk	– Model
Page 98
Regulatory and legal risk	– Regulatory compliance	– Legal
Page 99
Strategic risk	– Strategic

The Group considers both reputational and financial impact in the course of managing all its risks and therefore does not classify reputational impact as a separate risk category.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CLIMATE RISK
DEFINITION
Climate risk is defined as the risk that the Group experiences losses and/or reputational damage as a result of climate change, either directly or through its customers. These losses may be realised from physical events, the required adaptation in transitioning to a low carbon economy, or as a consequence of the responses to managing these changes.
EXPOSURES
Climate risk can arise from:
•Physical risks - changes in climate or weather patterns which are acute, event driven (e.g. flood), or chronic, longer term shifts (e.g. rising sea levels)
•Transition risks - associated with the move towards a low carbon economy, e.g. changes to policy, legislation and regulation, technology and changes to customer preferences. Failure to manage these changes and adapt to climate change could then result in legal risks
Climate risk manifests through, and has potential to impact, the Group’s existing principal financial and non-financial risks. Climate risk is included as both a principal and emerging risk this year given it is such a new and fast moving area. The Group has undertaken an analysis of how the its principal risks are impacted by climate change. For further information see page 26 in the 2020 Lloyds Banking Group ESG Report.
The Group has identified loans and advances to customers in sectors at increased risk from the impacts of climate change, see page 9.
MEASUREMENT
The Group is continuing to develop its modelling and assessment capabilities for quantifying climate risk, including building a greater understanding through climate scenario analysis.
In 2020, the Group has approved a Risk Appetite Statement for climate risk, as well as an interim metric to ensure the Group continues to progress activities at pace, and also included commentary on climate-related risks as part of the Group's annual ICAAP, using expert judgement to assess the financial impacts under a number of different climate scenarios.
The Group has also developed and is piloting a tool in Commercial Banking to qualitatively assess the physical and transition risks relating to the Group's clients.
MITIGATION
The Group has twelve external sector statements that help articulate appropriate areas of climate related risk appetite and the Group's approach to the risk assessment of its customers. The Group is continuing to refine and enhance these statements.
As part of the Group’s credit risk policy, we have mandatory requirements to consider environmental risks in key risk management activities. In Commercial Banking, Relationship Managers must ensure that sustainability risk is considered for all new and renewal facilities, and specifically commented on where credit limits exceed £500,000.
Other initiatives to further embed climate risk factors into the risk management activities across the Group include: development of a risk mitigation strategy for vehicle finance and home loans in Retail; and further development of the Group's weather modelling capabilities in Insurance, where an assessment of climate-related risks to General Insurance liabilities is integrated into the internal model governance process.
The Group is continuing to develop its climate risk management framework to ensure all activities consider the appropriate climate-related risks and opportunities and the Group’s processes will continue to evolve as it embeds its approach.
MONITORING
Governance for climate-related risk is embedded into the Group’s existing governance structure and is complementary to governance of the Group’s sustainability strategy.
Climate risk is monitored in the Group’s risk reporting and more detailed updates are provided regularly to the Group and Ring-Fenced Banks Board Risk Committees regarding the Group’s climate risk management activities and key developments.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MARKET RISK
DEFINITION
Market risk is defined as the risk that the Group's capital or earnings profile is affected by adverse market rates or prices, in particular interest rates and credit spreads in the Banking business, interest rates, equity prices and credit spreads in the Insurance business, and credit spreads in the Group’s Defined Benefit Pension Schemes.
Balance sheet linkages
The information provided in the table below aims to facilitate the understanding of linkages between banking, trading, and insurance balance sheet items and the positions disclosed in the Group’s market risk disclosures.

Market risk linkage to the balance sheet
		Banking
	Total	Trading book[1]	Non-trading	Insurance
2020	£m	£m	£m	£m	Primary market risk factor
Assets
Cash and balances at central banks	73,257	—	73,257	—	Interest rate
Financial assets at fair value through profit or loss	171,626	20,234	5,487	145,905	Interest rate, foreign exchange, credit spread
Derivative financial instruments	29,613	21,773	4,729	3,111	Interest rate, foreign exchange, credit spread
Financial assets at amortised cost
Loans and advances to banks	10,746	—	10,651	95	Interest rate
Loans and advances to customers	498,843	—	498,807	36	Interest rate
Debt securities	5,405	—	5,405	—	Interest rate, credit spread
	514,994	—	514,863	131
Financial assets at fair value through other comprehensive income	27,603	—	27,603	—	Interest rate, foreign exchange, credit spread
Value of in-force business	5,617	—	—	5,617	Equity
Other assets	48,559	—	21,837	26,722	Interest rate
Total assets	871,269	42,007	647,776	181,486

Liabilities
Deposit from banks	31,465	—	31,465	—	Interest rate
Customer deposits	460,068	—	460,068	—	Interest rate
Financial liabilities at fair value through profit or loss	22,646	15,818	6,828	—	Interest rate, foreign exchange
Derivative financial instruments	27,313	17,429	6,819	3,065	Interest rate, foreign exchange, credit spread
Debt securities in issue	87,397	—	87,397	—	Interest rate, credit spread
Liabilities arising from insurance and investment contracts	154,512	—	—	154,512	Credit spread
Subordinated liabilities	14,261	—	12,369	1,892	Interest rate, foreign exchange
Other liabilities	24,194	—	9,244	14,950	Interest rate
Total liabilities	821,856	33,247	614,190	174,419
1Assets and liabilities are only classified as Trading book if they meet the requirements as set out in the Capital Requirements Regulation, article 104.
The defined benefit pension schemes’ assets and liabilities are included under Other assets and Other liabilities in this table and note 34 on page F-67 provides further information.
The Group’s trading book assets and liabilities are originated within the Commercial Banking division. Within the Group’s balance sheet these fall under the trading assets and liabilities and derivative financial instruments. The assets and liabilities are classified as trading book if they meet the requirements as set out in the Capital Requirements Regulation, article 104. Further information on these activities can be found under the Trading portfolios section on page 57.
Derivative assets and liabilities are held by the Group for three main purposes; to provide risk management solutions for clients, to manage portfolio risks arising from client business and to manage and hedge the Group’s own risks. Insurance business assets and liabilities relate to policyholder funds, as well as shareholder invested assets, including annuity funds. The Group recognises the value of in-force business in respect of Insurance’s long-term life assurance contracts as an asset in the balance sheet (see note 23, page F-57).
The Group ensures that it has adequate cash and balances at central banks and stocks of high quality liquid assets (e.g. gilts or US Treasury securities) that can be converted easily into cash to meet liquidity requirements. The majority of these assets are asset swapped and held at fair value through other comprehensive income with the remainder held as financial assets at fair value through profit and loss. Further information on these balances can be found under funding and liquidity risk on page 76.
The majority of debt issuance originates from the Group’s capital and funding activities and the interest rate risk of the debt issued is hedged by swapping them into a floating rate.
The non-trading book primarily consists of customer on-balance sheet activities and the Group’s capital and funding activities, which expose it to the risk of adverse movements in market rates or prices, predominantly interest rates, credit spreads, exchange rates and equity prices, as described in further detail within the Banking activities section (page 54).

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
The Group risk appetite is cascaded first to the Group Asset and Liability Committee (GALCO), chaired by the Chief Financial Officer, where risk appetite is approved and monitored by risk type, and then to the Group Market Risk Committee (GMRC) where risk appetite is sub-allocated by division. These metrics are reviewed regularly by senior management to inform effective decision-making.
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
MONITORING
GALCO and GMRC regularly review high level market risk exposure as part of the wider risk management framework. They also make recommendations to the Board concerning overall market risk appetite and market risk policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits and triggers are monitored by Risk and appropriate escalation procedures are in place.
How market risks arise and are managed across the Group’s activities is considered in more detail below.
BANKING ACTIVITIES
Exposures
The Group’s banking activities expose it to the risk of adverse movements in market rates or prices, predominantly interest rates, credit spreads, exchange rates and equity prices. The volatility of market rates or prices can be affected by both the transparency of prices and the amount of liquidity in the market for the relevant asset, liability or instrument.
Interest rate risk
Yield curve risk in the Group’s divisional portfolios, and in the Group’s capital and funding activities arises from the different repricing characteristics of the Group’s non-trading assets, liabilities and off-balance sheet positions.
Basis risk arises from the potential changes in spreads between indices, for example where the bank lends with reference to a central bank rate but funds with reference to LIBOR, and the spread between these two rates widens or tightens.
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
Foreign exchange risk
Economic foreign exchange exposure arises from the Group’s investment in its overseas operations (net investment exposures are disclosed in note 51 on page F-105). In addition, the Group incurs foreign exchange risk through non-functional currency flows from services provided by customer-facing divisions, the Group’s debt and capital management programmes and is exposed to volatility in its CET1 ratio, due to the impact of changes in foreign exchange rates on the retranslation of non-sterling- denominated RWAs.
Equity risk
Equity risk arises primarily from three different sources:
•the Group’s private equity investments held by Lloyds Development Capital within the Equities sub-group
•the Group’s strategic equity holdings, for example Visa Inc Preference Shares, now held in the Equities sub-group
•a small exposure to Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package
Credit spread risk
Credit spread risk arises largely from (i) the liquid asset portfolio held in the management of Group liquidity, comprising of government, supranational and other eligible assets; (ii) the Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA) sensitivity to credit spreads; (iii) a number of the Group’s structured medium-term notes where the Group has elected to fair value the notes through the profit and loss account; and (iv) banking book assets in Commercial Banking held at fair value under IFRS 9.
MEASUREMENT
Interest rate risk exposure is monitored monthly using, primarily:
Market value sensitivity: this methodology considers all repricing mismatches (behaviourally adjusted where appropriate) in the current balance sheet and calculates the change in market value that would result from an instantaneous 25, 100 and 200 basis points parallel rise or fall in the yield curve. GBP interest rates are modelled with a floor at zero per cent, with negative rate floors modelled for non-GBP currencies where appropriate (product-specific floors apply). The market value sensitivities are calculated on a static balance sheet using principal cash flows excluding interest, commercial margins and other spread components and are therefore discounted at the risk free rate.
Interest income sensitivity: this measures the 12 month impact on future net interest income arising from various economic scenarios. These include instantaneous 25, 100 and 200 basis point parallel shifts in all yield curves and the five Group economic scenarios. GBP interest rates are modelled with a floor at zero per cent, with negative rate floors modelled for non-GBP currencies where appropriate (product-specific floors apply). These scenarios are reviewed every year and are designed to replicate severe but plausible economic events, capturing risks that would not be evident through the use of parallel shocks alone such as basis risk and steepening or flattening of the yield curve. Additional negative rate scenarios are also used, where floors are removed or lowered, to ensure that this risk is monitored; however these are not measured against the limit framework for the purposes of Risk Appetite.
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
Structural hedge: the structural hedging programme managing interest rate risk in the banking book relies on assumptions made around customer behaviour. A number of metrics are in place to monitor the risks within the portfolio.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The Group has an integrated Asset and Liability Management (ALM) system which supports non-traded asset and liability management of the Group. This provides a single consolidated tool to measure and manage interest rate repricing profiles (including behavioural assumptions), perform stress testing and produce forecast outputs. The Group is aware that any assumptions based model is open to challenge. A full behavioural review is performed annually, or in response to changing market conditions, to ensure the assumptions remain appropriate and the model itself is subject to annual re-validation, as required under the Group Model Governance Policy. The key behavioural assumptions are:
•embedded optionality within products
•the duration of balances that are contractually repayable on demand, such as current accounts and overdrafts, together with net free reserves of the Group
•the re-pricing behaviour of managed rate liabilities, such as variable rate savings
The table below shows, split by material currency, the Group’s market value sensitivities to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

Group Banking activities: market value sensitivity
	2020				2019
	Up 25bps	Down 25bps	Up 100bps	Down 100bps	Up 25bps	Down 25bps	Up 100bps	Down 100bps
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	69.7	7.8	279.1	10.9	13.6	(13.6)	52.7	(47.4)
US Dollar	(3.6)	4.7	(13.6)	11.1	(5.6)	5.8	(21.3)	24.3
Euro	(6.0)	(5.4)	(23.0)	(9.3)	(7.2)	2.3	(27.0)	11.1
Other	0.2	(0.1)	0.9	(0.1)	0.2	(0.2)	0.8	(0.8)
Total	60.3	7.0	243.4	12.6	1.0	(5.7)	5.2	(12.8)
This is a risk based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio.
The market value sensitivity is driven by temporary customer flow positions not yet hedged plus other positions occasionally held, within limits, in order to minimise overall funding and hedging costs. The sensitivity, to up 100bps, increased in 2020 due to customer balance sheet changes and the associated hedging, in particular growth in fixed rate mortgages. The level of risk remains low relative to the size of the total balance sheet.
The table below shows supplementary value sensitivity to a steepening and flattening (c.100 basis points around the 3 year point) in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.

Group Banking activities: market value sensitivity to a steepening and flattening of the yield curve
	2020		2019
	Steepener	Flattener	Steepener	Flattener
	£m	£m	£m	£m
Sterling	(56.8)	20.1	46.6	(47.5)
US Dollar	(9.4)	10.0	(13.2)	15.3
Euro	(16.6)	(4.3)	(15.5)	9.7
Other	0.2	0.4	0.4	(0.4)
Total	(82.6)	26.2	18.3	(22.9)
The table below shows the banking book net interest income sensitivity to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

Group Banking activities: net interest income sensitivity
	2020				2019
	Up 25bps	Down 25bps	Up 100bps	Down 100bps	Up 25bps	Down 25bps	Up 100bps	Down 100bps
	£m	£m	£m	£m	£m	£m	£m	£m
Client facing activity and associated hedges	260.9	(137.5)	1,065.3	(142.3)	109.4	(147.9)	430.8	(702.8)
Income sensitivity is measured on a rolling 12 month basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Net interest income sensitivity, to up 100bps, has increased year-on-year in part due to the growth in customer deposits and account management activity during 2020. This would result in widening margins in a rates up scenario, increasing net interest income.
The decrease in risk sensitivity year-on-year, to down 100bps, is driven by a reduction in modelled margin compression risk following the fall in interest rates in 2020. This is due to the Group’s assumptions for modelling GBP interest rates with a floor of zero per cent (product-specific floors apply) which limits the down-shock applied.
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
MITIGATION
The Group’s policy is to optimise reward whilst managing its market risk exposures within the risk appetite defined by the Board. The Group Market Risk Policy and procedures outlines the hedging process, and the centralisation of risk from divisions into GCT, e.g. via the transfer pricing framework. GCT is responsible for managing the centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of GALCO within the Board risk appetite. The hedges are externalised to the market by derivative desks within GCT and the Commercial Bank. The Group mitigates income statement volatility through hedge accounting. This reduces the accounting volatility arising from the Group’s economic hedging activities and any hedge accounting ineffectiveness is continuously monitored.
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
For further information on defined benefit pension scheme assets and liabilities please refer to note 34 on page F-67.
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
MITIGATION
The Group takes an active involvement in agreeing mitigation strategies with the schemes’ Trustees. An interest rate and inflation hedging programme is in place to reduce liability risk. The schemes have also reduced equity allocation and invested the proceeds in credit assets. The Trustees have put in place a longevity swap to mitigate longevity risk. The merits of longevity risk transfer and hedging solutions are reviewed regularly.
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
INSURANCE PORTFOLIOS
EXPOSURES
The main elements of market risk to which the Group is exposed through the Insurance business are equity, credit default spread, interest rate and inflation.
•Equity risk arises indirectly through the value of future management charges on policyholder funds. These management charges form part of the value of in-force business (see note 23 on page F-57. Equity risk also arises in the with-profits funds but is less material
•Credit default spread risk mainly arises from annuities where policyholders’ future cash flows are guaranteed at retirement. Exposure arises if the market value of the assets, which are mainly corporate bonds and loans, move differently to the liabilities they back. This exposure arises from credit downgrades and defaults
•Interest rate risk arises through holding credit and interest assets mainly in the annuity book and also to cover general insurance liabilities, capital requirements and risk appetite
•Inflation exposure arises from a combination of inflation linked policyholder benefits and inflation assumptions used to project future expenses
MEASUREMENT
Current and potential future market risk exposures within Insurance are assessed using a range of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling.
Risk measures include 1-in-200 year stresses used for regulatory capital assessments and single factor stresses for profit before tax.
The table below demonstrates the impact of the Group’s UK Recession scenario on the Insurance business’ portfolio (with no diversification benefit). The amounts include movements in assets, liabilities and the value of in-force business in respect of insurance contracts and participating investment contracts.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Insurance business: profit before tax sensitivities
	Increase (reduction) in profit before tax
	2020	2019
	£m	£m
Interest rates – decrease 100 basis points	134	116
Inflation – increase 50 basis points	44	30
Credit default spreads – Double	(1,105)	(1,006)
Equity – 30% fall	20	(68)
Property – 25% fall	(58)	(47)
Further stresses that show the effect of reasonably possible changes in key assumptions, including the risk-free rate, equity investment volatility, widening of credit default spreads on credit assets and an increase in illiquidity premium, as applied to profit before tax are set out in note 31 on page F-66.
MITIGATION
Equity and credit spread risks are closely monitored and, where appropriate, asset liability matching is undertaken to mitigate risk. Unit matching is used to reduce the sensitivity of equity movements by matching unit-linked liabilities on a best-estimate view. Hedging strategies are also in place to reduce exposure from unit-linked funds and the with-profit funds.
Interest rate risk in the annuity book is mitigated by investing in assets whose cash flows closely match those on the projected future liabilities. It is not possible to eliminate risk completely as the timing of insured events is uncertain and bonds are not available at all of the required maturities. The cash flows are matched within regulatory tolerance.
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
All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause significant losses in the trading book depending on the positions at the time. The average 95 per cent 1-day trading VaR (Value at Risk; diversified across risk factors) was £0.9 million for 31 December 2020 compared to £0.9 million for 31 December 2019.
Trading market risk measures are applied to all of the Group’s regulatory trading books and they include daily VaR (see Trading Portfolios: VaR table), sensitivity based measures, and stress testing calculations.
MEASUREMENT
The Group internally uses VaR as the primary risk measure for all trading book positions. The Trading Portfolios: VaR table shows some relevant statistics for the Group’s 1-day 95 per cent confidence level VaR that are based on 300 historical consecutive business days to year end 2020 and year end 2019.
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

Trading portfolios: VaR (1-day 95 per cent confidence level) (audited)
	At 31 December 2020				At 31 December 2019
	Close	Average	Maximum	Minimum	Close	Average	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate risk	1.2	0.9	1.3	0.6	0.6	0.8	1.6	0.4
Foreign exchange risk	0.3	0.1	0.3	—	0.1	0.1	0.3	—
Equity risk	—	—	—	—	—	—	—	—
Credit spread risk	0.2	0.2	0.3	0.1	0.1	0.2	0.3	0.1
Inflation risk	0.1	0.2	0.4	0.1	0.4	0.2	0.6	0.1
All risk factors before diversification	1.8	1.4	1.8	1.0	1.2	1.3	2.2	0.9
Portfolio diversification	(0.7)	(0.5)			(0.4)	(0.4)
Total VaR	1.1	0.9	1.3	0.6	0.8	0.9	1.6	0.5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The market risk for the trading book continues to be low with respect to the size of the Group and in comparison to peers. This reflects the fact that the Group’s trading operations are customer-centric and focused on hedging and recycling client risks.
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
Trading book VaR (1-day 99 per cent) is compared daily against both hypothetical and actual profit and loss. The 1-day 99 per cent VaR charts for Lloyds Bank Group and Lloyds Bank Corporate Markets can be found in the Group’s Pillar 3 Report.
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

CREDIT RISK
DEFINITION
Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off- balance sheet).
EXPOSURES
The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments, debt securities and derivatives to customers, financial institutions and sovereigns. The credit risk exposures of the Group are set out in note 51 on page F-105.
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
Credit risk also arises from debt securities and derivatives. The total notional principal amount of interest rate, exchange rate, credit derivative and other contracts outstanding at 31 December 2020 is shown on page 68. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 51 on page F-105.
Additionally, credit risk arises from leasing arrangements where the Group is the lessor. Note 2(J) on page F-16 provides details on the Group’s approach to the treatment of leases.
Credit risk exposures in the Insurance and Wealth division relate mostly to bond and loan assets which, together with some related swaps, are used to fund annuity commitments within Shareholder funds; plus balances held in liquidity funds to manage Insurance division’s liquidity requirements, and exposure to reinsurers.
The investments held in the Group’s defined benefit pension schemes also expose the Group to credit risk. Note 34 on page F-67 provides further information on the defined benefit pension schemes’ assets and liabilities.
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
Credit risk is measured from different perspectives using a range of appropriate modelling and scoring techniques at a number of levels of granularity, including total balance sheet, individual portfolio, pertinent concentrations and individual customer - for both new business and existing lending. Key metrics, such as total exposure, expected credit loss (ECL), risk-weighted assets, new business quality, concentration risk and portfolio performance, are reported monthly to Risk Committees and Forums.
Measures such as ECL, risk-weighted assets, observed credit performance, predicted credit quality (usually from predictive credit scoring models), collateral cover and quality, and other credit drivers (such as cash flow, affordability, leverage and indebtedness) have been incorporated into the Group's credit risk management practices to enable effective risk measurement across the Group.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
performance trends and the outlook. Risk teams also test the adequacy of and adherence to credit risk policies and processes throughout the Group. This includes tracking portfolio performance against an agreed set of credit risk appetite tolerances.
Robust models and controls: see model risk on page 98.
Limitations on concentration risk: there are portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies and appetite statements are aligned to the Group’s risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Note 51 on page F-107 provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional minimum policy and/or guideline requirements. The Group’s largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements.
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
Stress testing: the Group’s credit portfolios are subject to regular stress testing. In addition to the Group led, PRA and other regulatory stress tests, exercises focused on individual divisions and portfolios are also performed. For further information on stress testing process, methodology and governance see page 50.
Frequent and robust Credit risk assurance: assurance of credit risk is undertaken by an independent function operating within the Risk division which are part of the Group’s second line of defence. Their primary objective is to provide reasonable and independent assurance and confidence that credit risk is being effectively managed and to ensure that appropriate controls are in place and being adhered to. Group Internal Audit also provides assurance to the Audit Committee on the effectiveness of credit risk management controls across the Group’s activities.
COLLATERAL
The principal types of acceptable collateral include:
•residential and commercial properties
•charges over business assets such as premises, inventory and accounts receivable
•financial instruments such as debt securities vehicles
•cash
•guarantees received from third-parties
The Group maintains appetite parameters on the acceptability of specific classes of collateral.
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
Refer to note 51 on page F-118 for further information on collateral.
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
Additional mitigation for Commercial customers
Individual credit assessment and independent sanction of customer and bank limits: with the exception of small exposures to SME customers where certain relationship managers have limited delegated sanctioning authority, credit risk in commercial customer portfolios is subject to sanction by the independent Risk division, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward, and how credit risk aligns to the Group and Divisional risk appetite. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of delegated sanctioning authorities and risk based recommended maximum limit parameters. Approval requirements for each decision are based on a number of factors including, but not limited to, the transaction amount, the customer’s aggregate facilities, any risk mitigation in place, credit policy, risk appetite, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty and customer loan Underwriting is generally the same as that for loans intended to be held to maturity. All hard loan/bond Underwriting must be sanctioned by Risk division. A pre-approved credit matrix may be used for ‘best efforts’ underwriting.
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
Daily settlement limits: settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each relevant counterparty to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day. Where possible, the Group uses Continuous Linked Settlement in order to reduce foreign exchange (FX) settlement risk.
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
MONITORING
In conjunction with Risk division, businesses identify and define portfolios of credit and related risk exposures and the key behaviours and characteristics by which those portfolios are managed and monitored. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. Risk division in turn produces an aggregated view of credit risk across the Group, including reports on material credit exposures, concentrations, concerns and other management information, which is presented to the divisional risk committees and forums, Group Risk Committee and the Board Risk Committee.
Models
The performance of all models used in credit risk is monitored in line with the Group’s model governance framework - see model risk on page 98.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The Group classifies accounts as forborne at the time a customer in financial difficulty is granted a concession. However, where customers have been temporarily impacted by COVID-19, the Group has looked to follow regulator principles and guidance on the granting of concessions resulting from the impact of the pandemic.
Balances in default or classified as Stage 3 are always considered to be non-performing. Balances are non-performing, but not in default or Stage 3, if they are greater than 90 days past due (compared with 180 days past due for Stage 3 mortgages) or if they are within their 12 month non-performing forbearance cure period.
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
The Group’s treatment of loan renegotiations is included in the impairment policy in note 2(H) on page F-15.
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
Support for customers during the COVID-19 pandemic
Working closely with the UK Government and regulators, the Group has continued to support its retail, small business and commercial customers through a comprehensive and unprecedented range of flexible measures to help alleviate temporary financial pressure on customers during the crisis.
For retail customers, the Group has provided payment holidays of up to three months across a range of products including mortgages, personal loans, credit cards and motor finance, with extensions available of up to six months in total, should customers request them.
The Group has also supported its retail customers with access to a £500 interest free overdraft facility and access to fixed term savings accounts without charge.
Similarly, the Group is providing significant support for its small business and commercial customers and has provided loans to businesses under the different government schemes, including Bounce Back Loan Scheme (BBLS), Coronavirus Business Interruption Loan Scheme (CBILS) and Coronavirus Large Business Interruption Loan Scheme (CLBILS). The Group has also supported its customers through repayment holidays and its own COVID-19 fund which includes fee-free lending for new overdrafts or overdraft limit increases as well as new or increased invoice discounting and finance facilities. The Group is also offering SME customers a mentoring service to help navigate a path beyond the pandemic.
THE GROUP CREDIT RISK PORTFOLIO IN 2020
Overview
•The Group has continued to actively support its customers during the crisis through a range of flexible options and payment holidays across major products, as well as lending through the various UK Government support schemes
•With c.85 per cent of the Group's lending secured, with robust LTVs, and a prudent approach to credit risk appetite and risk management, the credit portfolios were well positioned entering the crisis. Considering the external environment, flows of accounts into arrears and defaults remain low
•However, the Group recognises and has provisioned on the basis that payment holidays granted and other Government support measures mean that the true underlying risk is not reflected and there is an expectation of increased arrears and defaults as these various arrangements, designed to alleviate short-term financial pressure, come to an end
•The impairment charge for the year has increased significantly to £4,155 million (2019: £1,296 million). This is due to higher expected credit loss allowances taken predominantly in the first half of the year. These reflected the deterioration in economic outlook as a consequence of the coronavirus pandemic, as well as the charges taken on restructuring cases in the Commercial Business Support Unit (BSU)
•As a result, expected credit losses on loans and advances to customers increased to £6,219 million at 31 December 2020 (31 December 2019: £3,436 million). Notwithstanding the likelihood of rising defaults, the impairment impacts are expected largely to be covered by the forward looking provisions built up in 2020, subject to there being no material changes to the Group's overall expectations of the severity of the pandemic impact on the economy
•Stage 2 loans and advances to customers as a percentage of total lending have increased by 4.5 percentage points to 10.2 per cent at 31 December 2020 (31 December 2019: 5.7 per cent), reflecting the deterioration of the Group’s forward looking economic assumptions. Of these, 91.6 per cent are up to date (31 December 2019: 83.9 per cent). Stage 2 coverage increased to 4.6 per cent (31 December 2019: 3.8 per cent)
•Stage 3 loans and advances increased by £475 million to £6,490 million (31 December 2019: £6,015 million), although as a percentage of total lending remained stable at around 1.3 per cent. Stage 3 coverage increased by 6.6 percentage points to 31.6 per cent (31 December 2019: 25.0 per cent) largely driven by additional provisions predominantly raised against pre-existing restructuring cases in Commercial Banking’s BSU and to a lesser extent in Retail, due to the change in the Group’s economic forecast of collateral values for UK Mortgages and UK Motor Finance
Low risk culture and prudent risk appetite
•The Group continues to take a prudent approach to credit risk and a through the cycle credit risk appetite, whilst working closely with customers to support them over this challenging period
•Although not immune, the Group's credit portfolios are well positioned against an uncertain economic outlook and potential market volatility
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•Sector and asset class concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Group impairment charge
	Loans and advances to customers	Loans and advances to banks	Debt securities	Financial assets at fair value through other comprehensive income	Other	Undrawn balances	2020
								2019
	£m	£m	£m	£m	£m	£m	£m	£m
Retail
UK Mortgages	475	—	—	—	—	3	478	(167)
Credit cards	721	—	—	—	—	79	800	503
Loans and overdrafts	702	—	—	—	—	37	739	445
UK Motor Finance	224	—	—	—	—	2	226	203
Other	117	—	—	—	—	24	141	54
	2,239	—	—	—	—	145	2,384	1,038
Retail asset quality ratio							0.69%	0.30%
Commercial Banking
SME	244	—	—	—	—	20	264	(65)
Other	972	5	1	4	—	123	1,105	371
	1,216	5	1	4	—	143	1,369	306
Commercial Banking asset quality ratio							1.53%	0.30%
Insurance and Wealth	6	—	—	—	5	1	12	5
Central Items	389	—	—	1	—	—	390	(53)
Total impairment charge	3,850	5	1	5	5	289	4,155	1,296
Asset quality ratio							0.96%	0.29%
Gross asset quality ratio							0.99%	0.37%
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
Purchased or originated credit-impaired assets (POCI) are those that have been originated or acquired in a credit impaired state. This includes within the definition of credit impaired the purchase of a financial asset at a deep discount that reflects impaired credit losses.

Group’s total expected credit loss allowance
	At 31 Dec 2020	At 31 Dec 2019
	£m	£m
Customer related balances
Drawn	5,760	3,259
Undrawn	459	177
	6,219	3,436
Other assets	28	19
Total expected credit loss allowance	6,247	3,455

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Movements in Group's total expected credit loss allowance
	ECL at 31 Dec 2020	Net ECL increase	Write-offs and other	Income statement charge	ECL at 31 Dec 2019
	£m	£m	£m	£m	£m
Retail
UK Mortgages	1,027	458	(20)	478	569
Credit cards	923	377	(423)	800	546
Loans and overdrafts	715	254	(485)	739	461
UK Motor Finance	501	114	(112)	226	387
Other	229	102	(39)	141	127
	3,395	1,305	(1,079)	2,384	2,090
Commercial Banking	2,402	1,087	(282)	1,369	1,315
Other	450	400	(2)	402	50
Total[1]	6,247	2,792	(1,363)	4,155	3,455
1Total ECL includes £28 million relating to other non customer-related assets (31 December 2019: £19 million).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Group loans and advances to customers and expected credit loss allowances
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
	£m	£m	£m	£m	£m	%	%
At 31 December 2020
Loans and advances to customers
Retail
UK Mortgages	251,418	29,018	1,859	12,511	294,806	9.8	0.6
Credit cards	11,496	3,273	340	—	15,109	21.7	2.3
Loans and overdrafts	7,710	1,519	307	—	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	—	15,201	14.6	1.3
Other	17,879	1,304	184	—	19,367	6.7	1.0
	301,289	37,330	2,889	12,511	354,019	10.5	0.8
Commercial Banking
SME	27,015	4,500	791	—	32,306	13.9	2.4
Other	43,543	9,816	2,733	—	56,092	17.5	4.9
	70,558	14,316	3,524	—	88,398	16.2	4.0
Insurance and Wealth	832	13	70	—	915	1.4	7.7
Central items[1]	61,264	—	7	—	61,271	—	—
Total gross lending	433,943	51,659	6,490	12,511	504,603	10.2	1.3
ECL allowance on drawn balances	(1,372)	(2,145)	(1,982)	(261)	(5,760)
Net balance sheet carrying value	432,571	49,514	4,508	12,250	498,843
Group ECL allowance (drawn and undrawn)
Retail
UK Mortgages	107	468	191	261	1,027	45.6	18.6
Credit cards	240	530	153	—	923	57.4	16.6
Loans and overdrafts	224	344	147	—	715	48.1	20.6
UK Motor Finance[2]	197	171	133	—	501	34.1	26.5
Other	46	124	59	—	229	54.1	25.8
	814	1,637	683	261	3,395	48.2	20.1
Commercial Banking
SME	142	234	126	—	502	46.6	25.1
Other	217	507	1,169	—	1,893	26.8	61.8
	359	741	1,295	—	2,395	30.9	54.1
Insurance and Wealth	11	1	11	—	23	4.3	47.8
Central items	400	—	6	—	406	—	1.5
Total ECL allowance (drawn and undrawn)	1,584	2,379	1,995	261	6,219	38.3	32.1
Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers[3]
Retail
UK Mortgages	—	1.6	10.3	2.1	0.3
Credit cards	2.1	16.2	56.0	—	6.1
Loans and overdrafts	2.9	22.6	64.2	—	7.6
UK Motor Finance	1.5	7.7	66.8	—	3.3
Other	0.3	9.5	39.3	—	1.2
	0.3	4.4	25.2	2.1	1.0
Commercial Banking
SME	0.5	5.2	15.9	—	1.6
Other	0.5	5.2	42.8	—	3.4
	0.5	5.2	36.7	—	2.7
Insurance and Wealth	1.3	7.7	15.7	—	2.5
Central items	0.7	—	85.7	—	0.7
Total	0.4	4.6	31.6	2.1	1.2
1Includes reverse repos of £58.6 billion.
2.UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3.Total and Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit cards of £67 million, £78 million in Loans and overdrafts and £34 million in Business Banking within Retail other.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
	£m	£m	£m	£m	£m	%	%
At 31 December 2019[1]
Loans and advances to customers
Retail
UK Mortgages	257,043	16,935	1,506	13,714	289,198	5.9	0.5
Credit cards	16,132	1,681	385	—	18,198	9.2	2.1
Loans and overdrafts	8,788	1,131	293	—	10,212	11.1	2.9
UK Motor Finance	13,884	1,942	150	—	15,976	12.2	0.9
Other	9,904	845	150	—	10,899	7.8	1.4
	305,751	22,534	2,484	13,714	344,483	6.5	0.7
Commercial Banking
SME	27,206	2,507	720	—	30,433	8.2	2.4
Other	59,868	3,470	2,727	—	66,065	5.3	4.1
	87,074	5,977	3,447	—	96,498	6.2	3.6
Insurance and Wealth	753	32	77	—	862	3.7	8.9
Central items[2]	56,397	—	7	—	56,404	—	—
Total gross lending	449,975	28,543	6,015	13,714	498,247	5.7	1.2
ECL allowance on drawn balances	(675)	(995)	(1,447)	(142)	(3,259)
Net balance sheet carrying value	449,300	27,548	4,568	13,572	494,988
Group ECL allowance (drawn and undrawn)
Retail
UK Mortgages	24	281	122	142	569	49.4	21.4
Credit cards	203	218	125	—	546	39.9	22.9
Loans and overdrafts	160	193	108	—	461	41.9	23.4
UK Motor Finance[3]	216	87	84	—	387	22.5	21.7
Other	36	40	51	—	127	31.5	40.2
	639	819	490	142	2,090	39.2	23.4
Commercial Banking
SME	45	127	101	—	273	46.5	37.0
Other	70	125	845	—	1,040	12.0	81.3
	115	252	946	—	1,313	19.2	72.0
Insurance and Wealth	6	1	10	—	17	5.9	58.8
Central items	10	—	6	—	16	—	37.5
Total ECL allowance (drawn and undrawn)	770	1,072	1,452	142	3,436	31.2	42.3
Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers[4]
Retail
UK Mortgages	—	1.7	8.1	1.0	0.2
Credit cards	1.3	13.0	41.0	—	3.0
Loans and overdrafts	1.8	17.1	57.1	—	4.6
UK Motor Finance	1.6	4.5	56.0	—	2.4
Other	0.4	4.7	39.5	—	1.2
	0.2	3.6	21.5	1.0	0.6
Commercial Banking
SME	0.2	5.1	14.0	—	0.9
Other	0.1	3.6	31.0	—	1.6
	0.1	4.2	27.4	—	1.4
Insurance and Wealth	0.8	3.1	13.0	—	2.0
Central items	—	—	85.7	—	—
Total	0.2	3.8	25.0	1.0	0.7
1Prior period segmental comparatives restated. See note 4 on page F-30.
2Includes reverse repos of £54.6 billion.
3UK Motor Finance for Stages 1 and 2 include £201 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
4Total and Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit cards of £80 million, £104 million in Loans and overdrafts and £21 million in Business Banking within Retail other.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Group Stage 2 loans and advances to customers
	Up to date						1-30 days past due[2]			Over 30 days past due			Total
	PD movements			Other[1]
	Gross lending	ECL[3]	As % of gross lending	Gross lending	ECL[3]	As % of gross lending	Gross lending	ECL[3]	As % of gross lending	Gross lending	ECL[3]	As % of gross lending	Gross lending	ECL[3]	As % of gross lending
	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
At 31 December 2020
Retail
UK Mortgages	22,569	215	1.0	3,078	131	4.3	1,648	43	2.6	1,723	79	4.6	29,018	468	1.6
Credit cards	2,924	408	14.0	220	76	34.5	93	27	29.0	36	19	52.8	3,273	530	16.2
Loans and overdrafts	959	209	21.8	388	68	17.5	126	45	35.7	46	22	47.8	1,519	344	22.6
UK Motor Finance	724	62	8.6	1,321	55	4.2	132	37	28.0	39	17	43.6	2,216	171	7.7
Other	512	56	10.9	651	44	6.8	69	14	20.3	72	10	13.9	1,304	124	9.5
	27,688	950	3.4	5,658	374	6.6	2,068	166	8.0	1,916	147	7.7	37,330	1,637	4.4
Commercial Banking
SME	4,229	219	5.2	150	6	4.0	40	5	12.5	81	4	4.9	4,500	234	5.2
Other	9,505	501	5.3	97	3	3.1	37	2	5.4	177	1	0.6	9,816	507	5.2
	13,734	720	5.2	247	9	3.6	77	7	9.1	258	5	1.9	14,316	741	5.2
Insurance and Wealth	1	—	—	12	1	8.3	—	—	—	—	—	—	13	1	7.7
Central items	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	41,423	1,670	4.0	5,917	384	6.5	2,145	173	8.1	2,174	152	7.0	51,659	2,379	4.6
At 31 December 2019
Retail
UK Mortgages	10,846	83	0.8	2,593	107	4.1	1,876	33	1.8	1,620	58	3.6	16,935	281	1.7
Credit cards	1,093	129	11.8	423	47	11.1	124	26	21.0	41	16	39.0	1,681	218	13.0
Loans and overdrafts	569	88	15.5	348	42	12.1	158	41	25.9	56	22	39.3	1,131	193	17.1
UK Motor Finance	543	27	5.0	1,232	30	2.4	135	21	15.6	32	9	28.1	1,942	87	4.5
Other	324	14	4.3	363	12	3.3	80	9	11.3	78	5	6.4	845	40	4.7
	13,375	341	2.5	4,959	238	4.8	2,373	130	5.5	1,827	110	6.0	22,534	819	3.6
Commercial Banking
SME	2,014	104	5.2	410	17	4.1	56	6	10.7	27	—	—	2,507	127	5.1
Other	1,881	75	4.0	1,290	47	3.6	61	2	3.3	238	1	0.4	3,470	125	3.6
	3,895	179	4.6	1,700	64	3.8	117	8	6.8	265	1	0.4	5,977	252	4.2
Insurance and Wealth	—	—	—	28	1	3.6	1	—	—	3	—	—	32	1	3.1
Central items	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	17,270	520	3.0	6,687	303	4.5	2,491	138	5.5	2,095	111	5.3	28,543	1,072	3.8
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in of itself is not a stage 2 trigger.
3Expected credit loss allowances on loans and advances to customers (drawn and undrawn).
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
Additional information
ECL sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the Stage 2 allocation is constant across all the scenarios. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated.

	Probability- weighted	Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m
UK Mortgages	1,027	614	804	1,237	2,306
Other Retail	2,368	2,181	2,310	2,487	2,745
Commercial Banking	2,402	1,910	2,177	2,681	3,718
Other	450	448	450	450	456
At 31 December 2020	6,247	5,153	5,741	6,855	9,225

UK Mortgages	569	317	464	653	1,389
Other Retail	1,521	1,443	1,492	1,564	1,712
Commercial Banking	1,315	1,211	1,258	1,382	1,597
Other	50	50	50	50	50
At 31 December 2019	3,455	3,021	3,264	3,649	4,748
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios, with stage allocation based on each specific scenario. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated. A probability-weighted scenario is not shown as this does not reflect the basis on which ECL is reported.

	At 31 December 2020				At 31 December 2019
	Upside	Base case	Downside	Severe downside	Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m	£m	£m	£m
UK Mortgages	602	797	1,269	2,578	311	461	670	1,667
Other Retail	2,154	2,299	2,509	2,819	1,435	1,486	1,570	1,740
Commercial Banking	1,892	2,157	2,738	4,155	1,206	1,254	1,387	1,625
Other	448	449	450	457	49	50	50	51
Total	5,096	5,702	6,966	10,009	3,001	3,251	3,677	5,083
The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged.
The table below shows the impact on the Group’s ECL in respect of UK mortgages resulting from a decrease/increase in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase/decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 31 December 2020		At 31 December 2019
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI
ECL impact, £m	(206)	284	(110)	147
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12 month and lifetime PDs.

	At 31 December 2020		At 31 December 2019
	1pp increase in unemployment	1pp decrease in unemployment	1pp increase in unemployment	1pp decrease in unemployment
	£m	£m	£m	£m
UK mortgages	25	(23)	33	(34)
Other Retail	54	(54)	39	(54)
Commercial Banking	125	(112)	68	(54)
Other	1	(1)	1	(1)
ECL impact	205	(190)	141	(143)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Group derivative credit risk exposures

Derivative credit risk exposure
	2020				2019
		Traded over the counter				Traded over the counter
	Traded on recognised exchanges	Settled by central counterparties	Not settled by central counterparties	Total	Traded on recognised exchanges	Settled by central counterparties	Not settled by central counterparties	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Notional balances
Foreign exchange	—	20	419,456	419,476	—	8	421,143	421,151
Interest rate	275,386	6,647,014	241,340	7,163,740	199,986	6,211,948	250,392	6,662,326
Equity and other	5,264	—	4,794	10,058	4,820	—	6,594	11,414
Credit	—	—	7,707	7,707	—	—	16,959	16,959
Total	280,650	6,647,034	673,297	7,600,981	204,806	6,211,956	695,088	7,111,850
Fair values
Assets		931	28,627			1,820	24,499
Liabilities		(965)	(26,290)			(1,794)	(23,928)
Net (liability) asset		(34)	2,337			26	571
The total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2020 and 31 December 2019 is shown in the table above. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 51 on page F-105.
RETAIL
•The Retail portfolio has remained robust and well positioned throughout the COVID-19 pandemic. Risk management has been enhanced since the last financial crisis, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach. This is evident in the significant improvement in credit quality and low arrears rates. However, customers have been significantly impacted by the pandemic and credit performance is expected to worsen as a result
•The Group has provided significant levels of support to Retail customers through 2020. Since March 2020, the Group has approved over 1.3 million payment holidays, while personal current accounts customers have had access to up to £500 interest free arranged overdrafts and repossession activity has been suspended
•As a result of payment holidays, the arrears rate across the portfolios is below pre-crisis levels
•The Group has taken targeted steps across the Retail product offering to implement tighter credit quality controls on key risk indicators such as indebtedness and credit scores to ensure that customers and the bank are protected
•The Group has participated fully in the Bounce Back Loan Scheme (BBLS) and the Coronavirus Business Interruption Loan Scheme (CBILS) for Retail Business Banking customers, where government guarantees are in place at 100 per cent and 80 per cent, respectively
•The Retail impairment charge increased to £2,384 million for 2020 compared to £1,038 million for 2019, largely driven by updates to the Group’s economic forecast following the coronavirus outbreak
•Existing IFRS 9 staging rules and triggers have been maintained across Retail, with additional tightening on the credit cards portfolio. Transfers between stages have been primarily driven by credit risk rating movements and the estimated impact of the economic factors on a customer’s forward looking default risk
•Total Retail expected credit loss (ECL) allowance as a percentage of drawn loans and advances (coverage) increased to 1.0 per cent (31 December 2019: 0.6 per cent) due to the updates in the Group’s economic forecast. As at 31 December 2020, the majority of ECL increases are reflected within Stage 2 under IFRS 9, representing cases which have observed a Significant Increase in Credit Risk since origination (SICR). As such the proportion of Stage 2 loans and advances comprises 10.5 per cent of the Retail portfolio (31 December 2019: 6.5 per cent), of which 89.3 per cent are up to date, performing loans
•Stage 2 ECL coverage increased to 4.4 per cent (31 December 2019: 3.6 per cent), following updates to the Group’s economic forecast. This was offset by a slight reduction in UK Mortgages Stage 2 ECL coverage where a greater proportion of Stage 2 balances was from lower risk and up to date accounts, transferred into Stage 2 based on the forward looking view of their credit performance
•Stage 3 loans and advances have remained broadly flat at 0.8 per cent of total loans and advances (31 December 2019: 0.7 per cent, Stage 3 ECL coverage increased to 25.2 per cent (31 December 2019: 21.5 per cent) due to a combination of the UK Mortgages and Motor Finance portfolios where the impact of the coronavirus outbreak on collateral values is expected to result in increased loss given default (LGD), in addition to the impact of changes to collections processes within the credit cards portfolio

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Portfolios
UK Mortgages
•The UK Mortgages portfolio is well positioned with low arrears and a strong Loan to Value (LTV) profile. The Group has actively improved the quality of the portfolio over the years using robust affordability and credit controls, whilst the balances of higher risk portfolios originated prior to 2008 have continued to reduce
•Whilst the housing market has remained resilient throughout 2020 with strong customer demand, the Group has taken action to protect credit quality, for example by reducing the maximum LTV on new lending to 85 per cent for the majority of 2020
•Total loans and advances increased to £294.8 billion (31 December 2019: £289.2 billion), with a small reduction in average LTV to 43.5 per cent (31 December 2019: 44.9 per cent). The proportion of balances with an LTV greater than 90 per cent decreased to 0.6 per cent (31 December 2019: 2.5 per cent). The average LTV of new business decreased to 63.9 per cent (31 December 2019: 64.3 per cent)
•The impairment charge was £478 million for 2020 compared to a release of £167 million for 2019, reflecting charges due to the weaker economic outlook. Total ECL coverage increased to 0.3 per cent (31 December 2019: 0.2 per cent)
•Stage 2 loans and advances increased to 9.8 per cent of the portfolio (31 December 2019: 5.9 per cent) which has contributed to a slight reduction in Stage 2 ECL coverage to 1.6 per cent (31 December 2019: 1.7 per cent) given a greater proportion of Stage 2 balances from lower risk up to date accounts, transferred into Stage 2 based on the forward looking view of their credit performance
•Stage 3 ECL Coverage increased to 10.3 per cent (31 December 2019: 8.1 per cent) largely due to the revised outlook for house prices across the multiple economic scenarios utilised for IFRS 9 provisioning
Credit cards
•Credit cards balances decreased to £15.1 billion (31 December 2019: £18.2 billion) due to reduced levels of customer spend, resulting in a reduction in the volume of customers with highly utilised cards
•The credit card book has performed well in recent years, with lower arrears rates compared to the High Street Bank peer group
•The impairment charge was £800 million for 2020 (2019: £503 million), with overall ECL coverage increasing to 6.1 per cent (31 December 2019: 3.0 per cent) and Stage 2 ECL coverage increasing to 16.2 per cent (31 December: 13.0 per cent). The increases were largely due to the weaker outlook within our economic forecasts
•In addition to increases caused by the weakening economic outlook, Stage 2 loans and advances also increased due to a stricter criteria adopted to trigger movements from Stage 1 to Stage 2. As a result, Stage 2 loans and advances as a percentage of total loans and advances increased to 21.7 per cent (31 December 2019: 9.2 per cent)
•Stage 3 ECL coverage increased to 56.0 per cent (31 December 2019: 41.0 per cent). This resulted from a refresh of data used to calculate loss rates that reflects changes in collections policy, some realignment of coverage across stages and a strengthening of coverage given the current environment
Loans and overdrafts
•Loans and advances for personal current account and the personal loans portfolios decreased to £9.5 billion (31 December 2019: £10.2 billion) due to reduced customer spend and demand for credit
•The impairment charge was £739 million for the full year 2020 compared to £445 million for the full year 2019. This increase is primarily due to the weaker outlook within our economic forecasts, increasing both Stage 2 ECL coverage to 22.6 per cent (31 December 2019:17.1 per cent) and overall ECL coverage to 7.6 per cent (31 December 2019: 4.6 per cent)
UK Motor Finance
•The UK Motor Finance portfolio decreased slightly from £16.0 billion for 2019 to £15.2 billion for 2020 due to reduced market activity as a result of the pandemic
•The impairment charge increased to £226 million for 2020 compared to £203 million for 2019, due to the weaker outlook within our economic forecasts. ECL coverage increased to 3.3 per cent (31 December 2019: 2.4 per cent)
•Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending included within the impairment charge, however because the Group has adopted a prudent approach to modelling this risk in recent years, the updates to the Group’s economic outlook have not resulted in a material change to provisions, which remained relatively unchanged at £192 million as at 31 December 2020 (31 December 2019: £201 million)
•Stage 2 ECL coverage increased to 7.7 per cent (31 December 2019: 4.5 per cent) and Stage 3 ECL coverage increased to 66.8 per cent (31 Dec 2019: 56.0 per cent) both of which were due principally to the impact on Credit ECL from updates to the Group’s outlook on used car prices. Credit and RV provisioning are aligned in the assumption of an anticipated near-term reduction in car prices, with an expected slow recovery until 2024
Other
•Other loans and advances increased to £19.4 billion (31 December 2019: £10.9 billion). The increase was largely driven by increased lending to Retail Business Banking customers; £7.1 billion Bounce Back Loans, which are fully guaranteed by the UK Government, and £254 million Coronavirus Business Interruption Loans which are 80 per cent guaranteed
•The impairment charge was £141 million for 2020 compared to £54 million for 2019, primarily due to the weaker outlook within our economic forecasts

Retail UK Mortgages loans and advances to customers
	At 31 Dec 2020[1]	At 31 Dec 2019[1]
	£m	£m
Mainstream	234,273	227,975
Buy-to-let	49,634	49,086
Specialist	10,899	12,137
Total	294,806	289,198
1Balances include the impact of HBOS related acquisition adjustments.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Interest only mortgages
The Group provides interest only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2020, owner occupier interest only balances as a proportion of total owner occupier balances had reduced to 21.6 per cent (31 December 2019: 23.9 per cent). The average indexed loan to value remained low at 39.0 per cent (31 December 2019: 41.2 per cent).
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

Analysis of owner occupier interest only mortgages
	At 31 Dec 2020	At 31 Dec 2019
	Total	Total
Interest only balances (£m)	53,077	57,437
Stage 1 (%)	69.0	75.6
Stage 2 (%)	16.3	10.0
Stage 3 (%)	1.7	1.2
Purchased or originated credit-impaired (%)	13.0	13.2

Average loan to value (%)	39.0	41.2

Maturity profile (£m)
Due	1,626	1,459
1 year	2,045	1,968
2-5 years	9,450	9,852
6-10 years	18,351	18,606
>11 years	21,605	25,552

Past term interest only balances (£m)[1]	1,715	1,677
Stage 1 (%)	0.7	0.9
Stage 2 (%)	28.9	23.9
Stage 3 (%)	24.2	21.8
Purchased or originated credit-impaired (%)	46.2	53.4

Average loan to value (%)	34.4	35.7
Negative equity (%)	2.5	2.8
1Balances where all interest only elements have moved past term. Some may subsequently have had a term extension, so are no longer classed as due.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Retail forbearance
The basis of disclosure for forbearance is aligned to definitions used in the European Banking Authority’s FINREP reporting. Total forbearance for the major retail portfolios has improved by £259 million to £5.9 billion driven primarily by a reduction in customers where arrears are written on to the loan balance (capitalisations).
The main customer treatments included are: repair, where arrears are written on to the loan balance and the arrears position cancelled; instances where there are suspensions of interest and/or capital repayments; past term interest only mortgages; and refinance personal loans.
As a percentage of loans and advances, forbearance loans improved to 1.7 per cent at 31 December 2020 (31 December 2019: 1.8 per cent).
Total expected credit losses (ECL) as a proportion of loans and advances which are forborne has increased to 7.0 per cent (31 December 2019: 5.0 per cent).

Retail forborne loans and advances (audited)
	Total	Of which Stage 2	Of which Stage 3	Of which POCI	Expected credit losses as a % of total loans and advances which are forborne[1]
	£m	£m	£m	£m	%
At 31 December 2020[2]
UK Mortgages	5,106	1,192	823	3,081	3.6
Credit cards	356	130	191	—	40.0
Loans and overdrafts	353	154	146	—	36.5
UK Motor Finance	88	50	34	—	36.3
Total	5,903	1,526	1,194	3,081	7.0
At 31 December 2019
UK Mortgages	5,559	1,156	736	3,659	2.1
Credit cards	321	65	210	—	32.8
Loans and overdrafts	219	103	95	—	28.8
UK Motor Finance	63	35	26	—	30.4
Total	6,162	1,359	1,067	3,659	5.0
1Expected credit loss allowance as a percentage of total loans and advances which are forborne is calculated excluding loans in recoveries for Credit cards, Loans and overdrafts (31 December 2020: £75 million; 31 December 2019: £82 million).
2In line with FINREP reporting and regulatory guidelines, Retail forborne loans and advances do not include COVID-19 moratoria.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
COMMERCIAL BANKING
Portfolio Management and Supporting the Group's Customers
•Commercial Banking has actively supported its customers during this difficult time, through a range of propositions, including capital repayment holidays, working capital line increases and financial covenant waivers, as well as supporting small businesses and corporates through full use of UK Government schemes
•The coronavirus has resulted in widespread industry disruption, with some sectors such as travel, transportation, non-essential retail and hospitality particularly impacted, although as a proportion of the Group’s overall lending, these sectors remain relatively modest. The Group expects recovery to be slow in a number of vulnerable sectors and anticipates longer term structural changes in a number of these. Sector and credit risk appetite continue to be proactively managed to ensure the Group is protected and clients are supported in the right way
•As the crisis has developed, Commercial Banking has continued to support its more vulnerable clients early through focused risk management via the Group’s Watchlist and Business Support framework
•With the exception of certain risk appetite extensions made to accommodate UK Government scheme guidelines, particularly Bounce Back Loans and to a lesser extent, Coronavirus Business Interruption Loans (where government guarantees are in place at 100 per cent and 80 per cent, respectively), lending continues to be in line with the usual approach to credit risk and through the cycle credit risk appetite: credit analysis is undertaken to ensure continued financial viability, notwithstanding any short-term coronavirus related pressure
•Although the portfolios were well positioned pre crisis, as expected, deterioration has been seen with downgrades in credit risk ratings observed, although more so in the larger corporates segment, than in the SME book, which remains predominantly a secured portfolio. Risk rating downgrades to sub investment grade or equivalent have, however, been more modest
•Credit impacts were relatively muted in the SME portfolio in 2020. Observed credit quality is likely to be influenced by the significant temporary support provided by the Government in light of the COVID-19 pandemic, which has the potential to distort underlying credit risk. The Group expects arrears and defaults to increase in 2021 as this support comes to an end. Crystallisation of these impacts is expected to start from the second quarter of 2021 as payments start to fall due, and are anticipated to be protracted over a number of years, given the flexible payment deferral options available under the various government lending schemes
•Significant uncertainties remain, relating to both the coronavirus pandemic and the full impact of the UK's exit from the European Union on the portfolios. Notwithstanding this, the Group will continue to balance prudent risk appetite with ensuring support for financially viable clients on their road to recovery
Impairments
•The net impairment charge increased to £1,369 million in 2020, compared with £306 million in 2019. The increase largely reflects charges of £809 million following updates to the economic outlook, together with £403 million for a small number of existing Stage 3 large corporate restructuring cases in the Business Support Unit (BSU), where coronavirus has directly hampered the client’s existing recovery strategy. The remaining charge of £157 million was largely as a result of impairments crystallising on a small number of single name charges in the BSU
•As a result, expected credit loss allowances increased by £1,082 million to £2,395 million at 31 December 2020. The Group recognises that credit quality has been supported by the temporary measures provided by the UK Government schemes and the existing expected credit loss provision balance as at 31 December 2020 assumes additional losses will emerge as the support subsides and structural change emerges in some sectors
•Stage 3 loans and advances remained broadly flat at £3,524 million (31 December 2019: £3,447 million) although given the overall Commercial portfolio reduction, as a proportion of total loans and advances to customers, increased to 4.0 per cent (31 December 2019: 3.6 per cent). SME flows to Stage 3 remain suppressed and non-SME flows were offset by repayments and write-offs. Stage 3 ECL coverage increased to 36.7 per cent (31 December 2019: 27.4 per cent) predominantly driven by the additional provisions raised against the existing restructuring cases in the BSU
•Stage 2 loans and advances have increased by £8,339 million to £14,316 million at 31 December 2020, largely driven by the IFRS 9 forward look PD staging trigger, rather than actual PD deterioration, with 98 per cent of Stage 2 balances being current and up to date. As a result, Stage 2 loans as a proportion of total loans and advances to customers increased to 16.2 per cent (31 December 2019: 6.2 per cent). Stage 2 ECL coverage was higher at 5.2 per cent (31 December 2019: 4.2 per cent) with the increase in coverage a direct result of the forward look multiple economic scenarios
Commercial Banking UK Direct Real Estate
•Commercial Banking UK Direct Real Estate gross lending stood at £13.1 billion at 31 December 2020 (net of exposures subject to protection through Significant Risk Transfer securitisations). The Group has a further £1.0 billion of UK Direct Real Estate exposure in Business Banking within the Retail division
•The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £6.0 billion to social housing providers are also excluded
•Recognising this is a cyclical sector, appropriate caps are in place to control origination and exposure. Focus remains on the UK market and business propositions have been written in line with a prudent, through the cycle risk appetite with conservative LTVs, strong quality of income and proven management teams
•Overall performance has remained generally acceptable, although an increase in cases moving to Watchlist has been seen, with some transfers to BSU concentrated in the retail/shopping centres sub sector. This is somewhat to be expected, as overall rent collection has been impacted by COVID-19, particularly in the retail space given the number of closed stores throughout the lockdowns, though the office sub sector has been reasonably resilient. Despite these challenges the portfolio is relatively well positioned and proactively managed with appropriate risk mitigants in place:
–Exposures over £1 million continue to be heavily weighted towards investment real estate (c.90 per cent) over development. Of these investment exposures, over 75 per cent have an LTV of less than 60 per cent, with an average LTV of 50 per cent
–C.90 per cent of exposures greater than £5 million have an interest cover ratio of greater than 2.0 times and in SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including a notional base rate stress)
–Approximately 65 per cent of exposures over £1 million relate to commercial real estate (with no speculative development lending) with the remainder related to residential real estate. The underlying sub-sector split is diversified with c.13 per cent of exposures secured by Retail assets, with appetite tightened since 2018
–The Office portfolio is focused on prime locations with strong sponsors and low LTVs, as well as no speculative commercial development
–Use of Significant Risk Transfer (SRT) securitisations also acts as a risk mitigant, with run off of these carefully managed and tracked

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
–Both investment and development lending is subject to specific credit risk appetite criteria. Development lending criteria includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor

LTV – UK Direct Real Estate
	At 31 December 2020[1,2]				At 31 December 2019[1,2]
	Stage 1/2	Stage 3	Total		Stage 1/2	Stage 3	Total
	£m	£m	£m	%	£m	£m	£m	%
Investment Exposures > £1m
Less than 60%	5,967	48	6,015	77.2	6,136	89	6,225	79.2
60% to 70%	883	7	890	11.4	917	14	931	11.8
70% to 80%	143	—	143	1.8	117	7	124	1.6
80% to 100%	48	4	52	0.7	138	38	176	2.2
100% to 120%	69	70	139	1.8	26	37	63	0.8
120% to 140%	—	40	40	0.5	4	12	16	0.2
Greater than 140%	—	47	47	0.6	18	1	19	0.2
Unsecured[3]	367	97	464	6.0	311	—	311	4.0
Total Investment >£1m	7,477	313	7,790	100.0	7,667	198	7,865	100.0
Investment <£1m	3,238	41	3,279		3,455	88	3,543
Total Investment	10,715	354	11,069		11,122	286	11,408
Development	1,620	27	1,647		1,805	58	1,863
Total	12,335	381	12,716		12,927	344	13,271
1Excludes Commercial Banking UK Direct Real Estate exposures subject to protection through Significant Risk Transfer transactions.
2Excludes Islands Commercial UK Direct Real Estate of £0.36 billion (31 December 2019: £0.35 billion).
3Predominantly Investment grade corporate CRE lending where the Group is relying on the corporate covenant.
Commercial Banking forbearance

Commercial Banking forborne loans and advances (audited)
	Total	Of which Stage 3
	£m	£m
At 31 December 2020
Type of forbearance
Refinancing	16	15
Modification	4,309	3,509
Total	4,325	3,524
At 31 December 2019
Type of forbearance
Refinancing	70	41
Modification	4,216	3,322
Total	4,286	3,363

Commercial Banking lending in key coronavirus-impacted sectors[1]
	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of Group loans and advances
	£bn	£bn	£bn	%
At 31 December 2020
Retail non-food	2.2	1.7	3.9	0.5
Automotive dealerships[2]	1.8	2.0	3.8	0.4
Oil and gas	1.1	2.7	3.8	0.2
Construction	1.2	1.7	2.9	0.2
Passenger transport	1.2	1.1	2.3	0.2
Hotels	1.9	0.3	2.2	0.4
Leisure	0.7	0.7	1.4	0.1
Restaurants and bars	0.7	0.5	1.2	0.1
Total	10.8	10.7	21.5	2.1
1 Lending classified using ONS SIC codes at legal entity level.
2Automotive dealerships includes Black Horse Motor Wholesale lending (within Retail Division).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Environmental risk management
Through 2020 the Group has strengthened capacity for identifying, assessing and managing environmental risks across its lending activity. Group-wide credit risk principles require all credit risk to be incurred with regard to environmental legislation and the Group's Code of Responsibility.
Environmental risk is embedded in credit policy and must be assessed at origination and monitored on an ongoing basis throughout the customer lifecycle.
The Group continues to embed the risks and opportunities from climate change into its business and credit risk processes, with a robust programme underway to analyse and proactively manage business strategy and risk appetite response for financing high-carbon intensive sectors, while emphasising its commitment to support clients transitioning to more sustainable, low-carbon activities.
In 2020 the Group has developed and piloted a Climate Risk Assessment tool, and has continued to develop guidance and tools to help Relationship Managers and Credit Officers identify and manage the climate risk associated with its customers. This includes analysing actions being taken by customers to reduce greenhouse gas emissions, reviewing and responding to exposure to physical and transitional risks from climate change; and understanding and managing potential opportunities to support customers in their transition journey.
Lloyds Banking Group is a signatory to the Equator Principles, which is a risk management framework for managing environmental and social risks in Project Finance transactions, such as large scale energy, industrial, or infrastructure projects. It ensures that such deals, where the Group provides finance or advice, meet minimum standards for due diligence and monitoring in keeping with responsible finance.
In 2020, the Group implemented the enhanced requirements of Equator Principles 4. This strengthens the due diligence requirements for signatories to consider the environmental and social risk impacts of projects specifically on human rights, climate change and biodiversity, including aligning climate change risk assessments with the physical and transition risk categories recommended by the Task Force on Climate-related Financial Disclosures.
The Group has also been a signatory to the UN Principles for Responsible Investment (UNPRI) since 2012, which incorporate environmental, social and governance (ESG) risk considerations in asset management. Scottish Widows is responsible for the annual UNPRI reporting process.
The risk-based environmental policy was simplified in 2020, to ensure focus on higher risk sectors and transactions. All cases that are identified as higher risk are subject to further review. Where specific or material environmental risks or concerns are identified by the Group's in-house team, cases are referred to environmental risk consultants for an opinion on the adequacy of the mitigants in place or recommendations on managing the environmental risk. The key findings from such due diligence must be factored into credit applications which inform lending decisions.
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

Environmental risk management approach

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
LOAN PORTFOLIO
SUMMARY OF LOAN LOSS EXPERIENCE

	2020	2019	2018
IFRS	£m	£m	£m
Gross lending to banks and customers	515,355	508,024	494,293
Allowance for impairment losses in relation to loans and advances to banks and customers	5,766	3,261	3,152
Ratio of allowance for credit losses to total loans (%)	1.1	0.6	0.6

	2020	2019	2018
IFRS	£m	£m	£m
Advances written off, net of recoveries
Loans and advances to banks	—	—	—
Loans and advances to customers:
Mortgages	(74)	(37)	8
Other personal lending	(850)	(768)	(655)
Property companies and construction	(65)	(362)	(135)
Financial, business and other services	(132)	(147)	(202)
Transport, distribution and hotels	(52)	(49)	(33)
Manufacturing	(6)	(1)	(1)
Other	(197)	(93)	22
Total net advances written off	(1,376)	(1,457)	(996)
Net write-offs during the year represented 0.3 per cent of average lending (2019: 0.3 per cent; 2018: 0.2 per cent); for mortgages, net write-offs in the year represented less than 0.03 per cent of average lending (2019: less than 0.02 per cent).

	Allowance for expected credit losses			As a percentage of closing lending
	2020	2019	2018	2020	2019	2018
IFRS	£m	£m	£m	%	%	%
Loans and advances to banks	6	2	2	0.1	—	—
Loans and advances to customers:
Mortgages	1,076	611	509	0.4	0.2	0.2
Other personal lending	1,649	933	823	6.5	3.2	2.9
Property companies and construction	842	452	808	2.7	1.4	2.4
Financial, business and other services	474	274	476	0.5	0.3	0.6
Transport, distribution and hotels	918	503	161	6.4	3.9	1.1
Manufacturing	115	58	65	2.3	1.0	0.8
Other	686	428	308	2.4	1.5	1.1
At 31 December	5,766	3,261	3,152	1.1	0.6	0.6

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
MEASUREMENT
Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturities with behavioural overlays as appropriate. Note 51 on page F-121 sets out an analysis of assets and liabilities by relevant maturity grouping. The Group undertakes quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities in order to reflect their expected behaviour.
MITIGATION
The Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements. Liquidity policies and procedures are subject to independent internal oversight by Risk. Overseas branches and subsidiaries of the Group may also be required to meet the liquidity requirements of the entity’s domestic country. Management of liquidity requirements is performed by the overseas branch or subsidiary in line with Group policy. Liquidity risk of the Insurance business is actively managed and monitored within the Insurance business. The Group plans funding requirements over its planning period, combining business as usual and stressed conditions. The Group manages its liquidity position both with regard to its internal risk appetite and the Liquidity Coverage Ratio (LCR) as required by the PRA and Capital Requirements Directive and Regulation (CRD IV) liquidity requirements.
The Group’s funding and liquidity position is underpinned by its significant customer deposit base, and is supported by strong relationships across customer segments. The Group has consistently observed that in aggregate the retail deposit base provides a stable source of funding. Funding concentration by counterparty, currency and tenor is monitored on an ongoing basis and where concentrations do exist, these are managed as part of the planning process and limited by the internal funding and liquidity risk monitoring framework, with analysis regularly provided to senior management.
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
The Group carries out internal stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer-term horizons against a range of scenarios forming an important part of the internal risk appetite. The scenarios and assumptions are reviewed at least annually to ensure that they continue to be relevant to the nature of the business including reflecting emerging horizon risks to the Group. For further information on the Group’s 2020 liquidity stress testing results refer to page 79.
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
Funding and liquidity management in 2020
The Group has maintained its strong funding and liquidity position with the loan to deposit ratio falling to 98 per cent (107 per cent as at 31 December 2019). This was largely driven by a £38.9 billion increase in customer deposits given reduced customer spending and customers depositing government lending scheme balances.
During 2020, the Group repaid all outstanding amounts of its Term Funding Scheme (TFS) drawings of £15.4 billion and the remaining £1 billion outstanding of its Funding for Lending Scheme (FLS) drawings. The Group has drawn £13.7 billion from the Term Funding Scheme with additional incentives for SMEs (TFSME). Overall, total wholesale funding has reduced to £109.4 billion as at 31 December 2020 (31 December 2019: £124.2 billion) principally as a result of growth in customer deposits.
The Group’s liquidity coverage ratio (LCR) was 136 per cent (based on a monthly rolling average over the previous 12 months) as at 31 December 2020 (31 December 2019: 137 per cent) calculated on a consolidated basis based on the EU Delegated Act. Net liquidity outflows increased as a result of a higher volume of short notice customer deposits and higher derivative margin volatility. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non Ring-Fenced Bank entities.
The Group’s credit ratings continue to reflect the resilience of the Group's business model and the strength of the balance sheet. In October, Moody's downgraded Lloyds Bank plc from Aa3/Negative to A1/Stable due to the removal of the uplift for government support. This impacted a number of other UK peers and was triggered by the downgrade of the UK sovereign rating a few days earlier given the agency's concerns around the pandemic and the UK's exit from the European Union, but did not impact the standalone rating of the bank. Over the year both S&P and Fitch have affirmed the Group's ratings, albeit with negative outlooks to reflect their concerns over the UK economy.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Group funding position
	At 31 Dec 2020	At 31 Dec 2019	Change
	£bn	£bn	%
Funding requirement
Loans and advances to customers[1]	440.2	440.4	—
Loans and advances to banks[2]	7.8	8.1	(4)
Debt securities at amortised cost	3.3	3.9	(15)
Financial assets at fair value through other comprehensive income – non-LCR eligible[3]	0.7	0.1
Cash and balances at central bank – non-LCR eligible[4]	6.4	5.7	12
Funded assets	458.4	458.2	—
Other assets[5]	265.9	251.7	6
	724.3	709.9	2
On balance sheet LCR eligible liquid assets
Reverse repurchase agreements	61.3	56.2	9
Cash and balances at central banks[4]	66.8	49.4	35
Debt securities at amortised cost	2.1	1.6	31
Financial assets at fair value through other comprehensive income	26.9	25.0	8
Trading and fair value through profit and loss	4.4	4.0	10
Repurchase agreements	(14.5)	(12.2)	19
	147.0	124.0	19
Total Group assets	871.3	833.9	4
Less: other liabilities[5]	(248.1)	(234.7)	6
Funding requirement	623.2	599.2	4
Funded by
Customer deposits[6]	450.7	411.8	9
Wholesale funding[7]	109.4	124.2	(12)
	560.1	536.0	4
Term funding scheme[8]	13.7	15.4	(11)
Total equity	49.4	47.8	3
Total funding	623.2	599.2	4
1Excludes reverse repos of £58.6 billion (31 December 2019: £54.6 billion).
2Excludes £0.2 billion (31 December 2019: £0.1 billion) of loans and advances to banks within the Insurance business and £2.7 billion (31 December 2019: £1.6 billion) of reverse repurchase agreements.
3Non-LCR eligible liquid assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
4Cash and balances at central banks are combined in the Group’s balance sheet.
5Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
6Excludes repos of £9.4 billion (31 December 2019: £9.5 billion).
7The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. 31 December 2019 has been restated to exclude margins.
8Includes the Bank of England's Term Funding Scheme (TFS) and Term Funding Scheme with additional incentives for SMEs (TFSME).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reconciliation of Group funding to the balance sheet (audited)
	Included in funding analysis	Repos and cash collateral received by Insurance	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn
At 31 December 2020
Deposits from banks	6.1	24.3	1.1	31.5
Debt securities in issue	89.7	—	(2.3)	87.4
Subordinated liabilities	13.6	—	0.7	14.3
Total wholesale funding	109.4	24.3
Customer deposits	450.7	9.4	—	460.1
Total	560.1	33.7
At 31 December 2019[1]
Deposits from banks	5.5	22.8	(0.1)	28.2
Debt securities in issue	102.1	—	(4.4)	97.7
Subordinated liabilities	16.6	—	0.5	17.1
Total wholesale funding	124.2	22.8
Customer deposits	411.8	9.5	—	421.3
Total	536.0	32.3
12019 restated to exclude margins.

Analysis of 2020 total wholesale funding by residual maturity
	Less than one month	One to three months	Three to six months	Six to nine months	Nine months to one year	One to two years	Two to five years	More than five years	Total at 31 Dec 2020	Total at 31 Dec 2019
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits from banks	3.1	0.9	1.5	0.1	—	0.2	0.3	—	6.1	5.5
Debt securities in issue:
Certificates of deposit	1.6	1.4	3.7	0.4	0.7	—	0.2	—	8.0	10.6
Commercial paper	1.3	1.3	4.7	0.6	0.2	—	—	—	8.1	8.9
Medium-term notes	0.9	0.1	1.3	1.2	1.7	3.3	25.5	13.5	47.5	48.0
Covered bonds	2.3	—	0.8	2.0	0.5	4.3	8.5	4.8	23.2	28.7
Securitisation	0.2	—	0.2	0.6	0.5	0.9	0.5	—	2.9	5.9
	6.3	2.8	10.7	4.8	3.6	8.5	34.7	18.3	89.7	102.1
Subordinated liabilities	—	—	0.5	—	—	1.4	5.0	6.7	13.6	16.6
Total wholesale funding[1]	9.4	3.7	12.7	4.9	3.6	10.1	40.0	25.0	109.4	124.2
1The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities and subordinated liabilities. Excludes balances relating to margins of £5.3 billion (31 December 2019: £4.2 billion).

Total wholesale funding by currency (audited)
	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2020	28.2	41.4	32.1	7.7	109.4
At 31 December 2019[1]	28.3	49.3	37.5	9.1	124.2
12019 restated to exclude margins.

Analysis of 2020 term issuance (audited)
	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn
Medium-term notes	1.3	2.8	2.7	—	6.8
Covered bonds	1.0	—	—	—	1.0
Private placements[1]	0.1	0.3	0.1	—	0.5
Subordinated liabilities	1.3	—	0.3	—	1.6
Total issuance	3.7	3.1	3.1	—	9.9
1Private placements include structured bonds.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
During 2020, the Group continued to access wholesale funding markets across a variety of currencies and markets. Despite the more challenging funding conditions around the end of the first quarter, the Group saw strong demand in a number of public issuances, and completed £9.9 billion of long-term funding throughout 2020 across the Group's main issuing entities. This was below the Group's guidance (of the lower end of a £10-15 billion range) given the availability of more cost effective funding via the TFSME. In addition, the Group has been active in offering liquidity to investors through buyback and liability management activity, whilst maintaining a prudent approach to managing funding and liquidity with long-term funding buyback volumes of £7.0 billion during 2020. Overall, total wholesale funding volumes totalled £109.4 billion as at 31 December 2020. The Group plans to continue to access wholesale funding markets in 2021. The continued availability of TFSME will limit the overall wholesale funding requirements of Lloyds Bank plc.
Liquidity Portfolio
At 31 December 2020, the banking business had £141.7 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2019: £130.3 billion), of which £140.3 billion is LCR level 1 eligible (31 December 2019: £129.1 billion) and £1.4 billion is LCR level 2 eligible (31 December 2019: £1.2 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.

LCR eligible assets
	Average 2020[1]	Average 2019[1]	Change
	£bn	£bn	%
Level 1
Cash and central bank reserves	69.3	50.9	36
High quality government/MDB/agency bonds[2]	68.1	76.4	(11)
High quality covered bonds	2.9	1.8	61
Total	140.3	129.1	9
Level 2[3]	1.4	1.2	17
Total LCR eligible assets	141.7	130.3	9
1Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts. 2019 assets have been restated accordingly.
2Designated multilateral development bank (MDB).
3Includes Level 2A and Level 2B.

LCR eligible assets by currency
	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2020
Level 1	109.7	15.6	15.0	—	140.3
Level 2	0.9	0.3	0.2	—	1.4
Total[1]	110.6	15.9	15.2	—	141.7
At 31 December 2019
Level 1	100.5	15.6	13.0	—	129.1
Level 2	0.7	0.5	—	—	1.2
Total[1]	101.2	16.1	13.0	—	130.3
1Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts. 2019 assets have been restated accordingly.
The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities, including the Bank of England's Term Funding Scheme with additional incentives for SMEs (TFSME). Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.
Stress testing results
Internal liquidity stress testing results at 31 December 2020 (calculated as an average of month end observations over the previous 12 months) showed that the banking business had liquidity resources representing 137 per cent of modelled outflows over a three month period from all wholesale funding sources, retail and corporate deposits, intraday requirements and rating dependent contracts under the Group’s most severe liquidity stress scenario.
This scenario includes a two notch downgrade of the Group’s current long-term debt rating and accompanying one notch short-term downgrade implemented instantaneously by all major rating agencies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Encumbered assets
This disclosure provides further detail on the availability of assets that could be used to support potential future funding requirements of the Group.
The disclosure is not designed to identify assets that would be available in the event of a resolution or bankruptcy.
The Board and the Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance using a number of risk appetite metrics. At 31 December 2020, the Group had £46.9 billion (31 December 2019: £60.6 billion) of externally encumbered on-balance sheet assets with counterparties other than central banks. The decrease in encumbered assets was primarily driven by securitisation and covered bond redemptions. The Group also had £707.2 billion (31 December 2019: £639.5 billion) of unencumbered on-balance sheet assets, and £117.2 billion (31 December 2019: £133.7 billion) of pre-positioned and encumbered assets held with central banks, the reduction in the latter was primarily driven by the amortisation of the asset portfolios pledged to access Bank of England funding schemes. Primarily, the Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks.

On balance sheet encumbered and unencumbered assets
				Pre- positioned and encumbered assets held with central banks	Unencumbered assets not pre-positioned with central banks
	Securitisations and covered bonds	Other	Total		Readily realisable[1]	Other realisable assets[2]	Cannot be used[3]	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Cash and balances at central banks	—	—	—	—	66,248	—	7,009	73,257	73,257
Financial assets at fair value through profit or loss	47	6,245	6,292	—	1,424	—	163,910	165,334	171,626
Derivative financial instruments	—	—	—	—	—	—	29,613	29,613	29,613
Financial assets at amortised cost:
Loans and advances to banks	—	1	1	—	2,087	4,483	4,175	10,745	10,746
Loans and advances to customers	28,089	4,901	32,990	116,858	13,069	191,456	144,470	348,995	498,843
Debt securities	—	942	942	364	2,271	—	1,828	4,099	5,405
	28,089	5,844	33,933	117,222	17,427	195,939	150,473	363,839	514,994
Financial assets at fair value through other comprehensive income	—	6,655	6,655	—	20,589	—	359	20,948	27,603
Other[4]	—	—	—	—	—	654	53,522	54,176	54,176
Total assets	28,136	18,744	46,880	117,222	105,688	196,593	404,886	707,167	871,269
At 31 December 2019
Cash and balances at central banks	—	—	—	—	49,270	—	5,860	55,130	55,130
Trading and other financial assets at fair value through profit or loss	51	4,834	4,885	—	2,469	—	152,835	155,304	160,189
Derivative financial instruments	—	—	—	—	—	—	26,369	26,369	26,369
Financial assets at amortised cost:
Loans and advances to banks	—	1	1	—	1,858	3,851	4,065	9,774	9,775
Loans and advances to customers	40,480	7,109	47,589	133,732	14,087	171,370	128,210	313,667	494,988
Debt securities	—	553	553	—	3,200	—	1,791	4,991	5,544
	40,480	7,663	48,143	133,732	19,145	175,221	134,066	328,432	510,307
Financial assets at fair value through other comprehensive income	—	7,617	7,617	—	16,919	—	556	17,475	25,092
Other[4]	—	—	—	—	—	514	56,292	56,806	56,806
Total assets	40,531	20,114	60,645	133,732	87,803	175,735	375,978	639,516	833,893
1Assets regarded by the Group to be readily realisable in the normal course of business, to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, and are not subject to any restrictions on their use for these purposes.
2Assets where there are no restrictions on their use to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, but are not readily realisable in the normal course of business in their current form.
3The following assets are classified as unencumbered – cannot be used: assets held within the Group’s Insurance businesses which are generally held to either back liabilities to policyholders or to support the solvency of the Insurance subsidiaries; assets held within consolidated limited liability partnerships which provide security for the Group’s obligations to its pension schemes; assets segregated in order to meet the Financial Resilience requirements of the PRA’s Supervisory Statement 9/6 ‘Operational Continuity in Resolution’; assets pledged to facilitate the use of intra-day payment and settlement systems; and reverse repos and derivatives balance sheet ledger items.
4Other comprises: items in the course of collection from banks; investment properties; goodwill; value in-force business; other intangible assets; tangible fixed assets; current tax recoverable; deferred tax assets; retirement benefit assets; investments in joint ventures and associates; assets arising from contracts held with reinsurers and other assets.
The above table sets out the carrying value of the Group’s encumbered and unencumbered assets, separately identifying those that are available to support the Group’s funding needs. The table does not include collateral received by the Group (i.e. from reverse repos) that is not recognised on its balance sheet, the vast majority of which the Group is permitted to repledge.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
FUNDING AND LIQUIDITY RISK – CONTRACTUAL CASH OBLIGATIONS
The following table sets out the amounts and maturities of Lloyds Banking Group’s contractual cash obligations at 31 December 2020.

	Within one year	One to three years	Three to five years	Over five years	Total
	£m	£m	£m	£m	£m
Long-term debt – dated	349	2,210	2,664	5,824	11,047
Debt securities in issue	28,170	22,843	20,597	22,615	94,225
Lease liabilities	234	377	270	791	1,672
Capital commitments	501	—	—	—	501
Other purchase obligations	1,365	2,042	1,264	670	5,341
	30,619	27,472	24,795	29,900	112,786
Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of approximately £1.1 billion to these schemes in 2021.
At 31 December 2020, Lloyds Banking Group also had £3,214 million of preference shares, preferred securities and undated subordinated liabilities outstanding.
At 31 December 2020, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary companies, particularly Lloyds Bank plc and Scottish Widows Group Limited, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds Bank to pay dividends going forward, or for Lloyds Bank or other Lloyds Banking Group companies to make loans to Lloyds Banking Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.
OFF-BALANCE SHEET ARRANGEMENTS
A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments and guarantees at 31 December 2020 is included in note 51 to the financial statements. These commitments and guarantees are not included in Lloyds Banking Group’s consolidated balance sheet.
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
Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2020, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation vehicle, Cancara. This is funded in the global asset-backed commercial paper market. The assets and obligations of this conduit are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset- backed commercial paper liquidity support facilities on commercial terms to the issuers of the commercial paper, for use in the event of a market disturbance should they be unable to roll over maturing commercial paper or obtain alternative sources of funding.
Details of securitisations and other special purpose entity arrangements entered into by Lloyds Banking Group are provided in notes 29 and 47 to the financial statements. The successful development of Lloyds Banking Group’s ability to securitise its own assets has provided a mechanism to tap a well established market, thereby diversifying Lloyds Banking Group’s funding base.
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
EXPOSURES
A capital risk exposure arises when the Group has insufficient capital resources to support its strategic objectives and plans, and to meet both regulatory and external stakeholder requirements and expectations. This could arise due to a depletion of the Group’s capital resources as a result of the crystallisation of any of the risks to which it is exposed, or through a significant increase in risk-weighted assets as a result of rule changes or economic deterioration. Alternatively a shortage of capital could arise from an increase in the minimum requirements for capital, leverage or MREL either at Group, Ring-Fenced Bank (RFB) sub-group or regulated entity level. The Group’s capital management approach is focused on maintaining sufficient and appropriate capital resources across all regulated levels of its structure in order to prevent such exposures while optimising value for shareholders.
MEASUREMENT
The Group maintains capital levels across all regulated entities commensurate with a prudent level of solvency to achieve financial resilience and market confidence. To support this, capital risk appetite is calibrated by taking into consideration both an internal view of the amount of capital to hold as well as external regulatory requirements.
The Group measures both its capital requirements and the amount of capital resources it holds to meet those requirements through applying the regulatory framework defined by the Capital Requirements Directive and Regulation (CRD IV), as amended by revisions to the Capital Requirements Directive implemented in December 2020 (CRD V) and by those provisions of the revised Capital Requirements Regulation (CRR II) that came into force in June 2019 and December 2020. The requirements are implemented in the UK by the Prudential Regulation Authority (PRA) and supplemented through additional regulation under the PRA Rulebook. Further details of the regulatory capital and leverage frameworks that the Group is subject to, including the means by which its capital and leverage requirements and capital resources are calculated, will be provided in the Group’s Pillar 3 Report.
During 2020 regulators undertook a series of measures in response to the coronavirus pandemic. This included supportive revisions made to the IFRS 9 transitional arrangements for capital, which the Group applies in full. Over the short to medium-term, these arrangements will provide some stability in capital requirements against the increased provisioning and subsequent volatility connected to the impact of IFRS 9. This is particularly evident from the current application of the arrangements which has seen the significant increase in Stage 1 and Stage 2 expected credit losses during the first half of 2020 partially offset for capital purposes.
The UK left the EU on 31 January 2020 but remained subject to changes to EU capital regulation until the end of the transition period on 31 December 2020. Under temporary transitional powers (TTP) granted to the PRA, EU capital rules that existed on 31 December 2020 will continue to generally apply until 31 March 2022. This is subject to revision following any significant changes introduced by UK regulators, including changes which implement the remaining parts of CRR II that are not yet in force.
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
Additional minimum requirements under Pillar 2A are set by the PRA as a firm-specific Individual Capital Requirement (ICR) reflecting a point in time estimate, which may change over time, of the minimum amount of capital to cover risks that are not fully covered by Pillar 1, such as credit concentration and operational risk, and those risks not covered at all by Pillar 1, such as pensions and interest rate risk in the banking book (IRRBB). During the year the PRA reduced the Group’s total Pillar 2A capital requirement from c.4.6 per cent to c.3.8 per cent of risk-weighted assets at 31 December 2020, of which c.2.1 per cent of risk-weighted assets must be met by CET1 capital. This comprised of both the initial reduction applied in the first half of 2020 and a second reduction applied in December 2020 which is designed to reflect the additional resilience from the higher UK countercyclical capital buffer rate which in normal conditions will be set at 2 per cent (currently set at 0 per cent). The latter reduction is currently fully offset at CET1 level by other regulatory capital requirements as at 31 December 2020.
The Group is also required to hold a number of regulatory capital buffers which are required to be met with CET1 capital.
Systemic buffers are designed to hold systemically important banks to higher capital standards, so that they can withstand a greater level of stress before requiring resolution.
•Although the Group is not currently classified as a global systemically important institution (G-SII) under the Capital Requirements Directive, it has been classified as an ‘other’ systemically important institution (O-SII) by the PRA.
•The O-SII buffer (formerly referred to as the systemic risk buffer) applies to the Group's RFB sub-group and is currently set at 2.0 per cent of the RFB sub-group's risk- weighted assets. The size of the buffer applied to the RFB sub-group is dependent upon the level of its total assets. The O-SII buffer equates to 1.7 per cent of risk-weighted assets at Group level, with the difference reflecting the risk-weighted assets of the Group that are not in the RFB sub-group and for which the O-SII buffer does not therefore apply. It is the PRA's policy to include this in the Group's PRA Buffer.
The capital conservation buffer (CCB) is a standard buffer of 2.5 per cent of risk-weighted assets designed to provide for losses in the event of stress.
The countercyclical capital buffer (CCYB) is time-varying and is designed to require banks to hold additional capital to remove or reduce the build-up of systemic risk in times of credit boom, providing additional loss absorbing capacity and acting as an incentive for banks to constrain further credit growth. The amount of the buffer is determined by reference to buffer rates applied by the Bank of England’s Financial Policy Committee (FPC) for the individual countries where the Group has relevant credit exposures. The CCYB rate for the UK is currently set at 0 per cent as a result of the measures introduced by UK regulators during the first half of 2020 in response to the coronavirus pandemic. Given the Group’s UK focused business model, the overall countercyclical capital buffer at 31 December 2020 for the Group was around 0 per cent of risk-weighted assets. In December 2020, the FPC confirmed that it expects the UK CCYB rate to remain at 0 per cent until at least Q4 2021 and due to the usual 12-month implementation lag, any subsequent increase would not take effect until Q4 2022 at the earliest. The FPC also noted that the eventual pace of return to a standard 2 per cent UK CCYB rate will depend on banks’ ability to rebuild capital while continuing to support households and businesses.
As part of the Group's capital planning process, forecast capital positions are subjected to stress testing to determine the adequacy of the Group’s capital resources against minimum requirements, including the ICR. The PRA considers outputs from both the Group’s internal stress tests and Bank of England stress tests, in conjunction with other information, as part of the process for informing the setting of a bank-specific capital buffer for the Group, known as the PRA Buffer. The PRA requires this buffer to remain confidential.
Under previous Bank of England stress tests, the BoE has taken action to avoid an unwarranted de facto increase in capital requirements that could result from the interaction of IFRS 9. The stress hurdle rates for banks participating in past exercises were adjusted to recognise the additional resilience provided by the earlier provisions taken under IFRS 9. A similar approach will be applied for the forthcoming 2021 solvency stress test. The Bank is continuing to work on a more enduring treatment of IFRS 9 for the purposes of future stress tests

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
and will collect additional data during the 2021 solvency stress test to help inform a future approach.
All buffers are required to be met with CET1 capital. Usage of the PRA Buffer would trigger a dialogue between the Group and the PRA to agree what action is required whereas a breach of the combined buffer (all other regulatory buffers, as referenced above) would give rise to mandatory restrictions upon any discretionary capital distributions. As part of the regulatory response to the coronavirus pandemic the PRA has communicated its expectation that banks' capital and liquidity buffers can be drawn down as necessary to support the real economy through the shock and that sufficient time will be made available to restore buffers in a gradual manner.
In addition to the risk-based capital framework outlined above, the Group is also subject to minimum capital requirements under the UK Leverage Ratio Framework. The leverage ratio is calculated by dividing fully loaded tier 1 capital resources by the leverage exposure which is a defined measure of on-balance sheet assets and off-balance sheet items.
The minimum leverage ratio requirement under the UK Leverage Ratio Framework is 3.25 per cent. This is supplemented by a time-varying countercyclical leverage buffer (CCLB) which is determined by multiplying the leverage exposure measure by 35 per cent of the countercyclical capital buffer (CCYB) rate. As at 31 December 2020 the CCLB for the Group was 0 per cent. An additional leverage ratio buffer (ALRB) of 0.7 per cent applies to the RFB sub-group and is determined by multiplying the RFB sub-group leverage exposure measure by 35 per cent of the O-SII buffer. This equates to 0.6 per cent of the total leverage exposure measure at Group level.
At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of regulatory leverage buffers must be met by CET1 capital.
The leverage ratio framework does not currently give rise to higher regulatory capital requirements for the Group than the risk-based capital framework.
MITIGATION
The Group has a capital management framework that includes the setting of capital risk appetite and capital planning and stress testing activities. Close monitoring of capital and leverage ratios is undertaken to ensure the Group meets regulatory requirements and risk appetite levels and deploys its capital resources efficiently.
The Group monitors early warning indicators and maintains a Capital Contingency Framework as part of a Recovery Plan which are designed to identify emerging capital concerns at an early stage, so that mitigating actions can be taken, if needed. The Recovery Plan sets out a range of potential mitigating actions that could be taken in response to a stress. For example, the Group is able to accumulate additional capital through the retention of profits over time, which can be enhanced through reducing or cancelling proposed dividend payments and share buybacks, by raising new equity via, for example, a rights issue or debt exchange and by raising additional tier 1 or tier 2 capital securities. The cost and availability of additional capital is dependent upon market conditions and perceptions at the time. This type of activity was demonstrated in Q3 2019 with the cancellation of the remaining share buy-back programme and more recently in Q1 2020 with the announcement to cancel the planned 2019 year-end dividend.
The Group is also able to manage the demand for capital through management actions including adjusting its lending strategy, risk hedging strategies and through business disposals.
Capital policies and procedures are well established and subject to independent oversight.
MONITORING
The Group’s capital is actively managed and monitoring capital ratios is a key factor in the Group’s planning processes, which separately cover the RFB sub-group and key individual banking entities. Multi-year base case forecasts of the Group’s capital position, based upon the Group’s operating plan, are produced at least annually to inform the Group’s capital plan whilst shorter term forecasts are more frequently undertaken to understand and respond to variations of the Group’s actual performance against the plan. This has been a particular focus recently given the significant uncertainties caused by the coronavirus pandemic. The Group’s capital plan is tested for capital adequacy using relevant stress scenarios and sensitivities covering adverse economic conditions as well as other adverse factors that could impact the Group.
Regular monitoring of the capital position is undertaken by a range of committees, including Group Capital Risk Committee (GCRC), Group Financial Risk Committee (GFRC), Group and Ring-Fenced Bank Asset and Liability Committee (GALCO), Group Risk Committee (GRC), Board Risk Committee (BRC) and the Board. This includes reporting of actual ratios against forecasts and risk appetite, base case and stress scenario projected ratios, and review of early warning indicators and assessment against the Capital Contingency Framework.
The regulatory framework within which the Group operates continues to evolve and further detail on this will be provided in the Group’s Pillar 3 report.
The Group continues to monitor prudential developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation and management actions, the Group continues to maintain a strong capital position that exceeds both minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.
Target capital ratios
The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties continues to be around 12.5 per cent plus a management buffer of around 1 per cent.
This takes into account, amongst other things:
•the minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets
•the Group’s Pillar 2A requirement set by the PRA. During the year the PRA reduced the Group’s CET1 Pillar 2A capital requirement from c.2.6 per cent to c.2.1 per cent of risk-weighted assets at 31 December 2020
•the CCB requirement of 2.5 per cent of risk-weighted assets
•the Group’s current CCYB requirement which is around 0 per cent of risk-weighted assets
•the RFB sub-group’s O-SII buffer of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level
•the Group’s PRA Buffer
Dividend policy
Following a request made by the PRA to large UK banks in March 2020, the Group suspended the payment of dividends on ordinary shares for the remainder of the year and cancelled the payment of the final dividend for 2019. These actions were undertaken as a precautionary measure to preserve capital as the spread of the coronavirus pandemic led to a UK-wide lockdown, with the potential to create a significant and prolonged downturn.
In December 2020, the PRA announced that dividend payments could recommence, provided that this was subject to a prudent framework for the setting of such distributions. The framework established by the PRA in respect of any distributions for 2020 requires banks to take into account the ongoing economic uncertainties and the need for banks to continue to support the re-build of the UK economy through lending, particularly in the event of a more severe and prolonged downturn. As a result the PRA established a cap on distributions for year end 2020, based on the higher of i) 20 basis points of total risk-weighted assets at 31 December 2020, or ii) 25 per cent of cumulative profits for 2019 and 2020 after deducting prior shareholder distributions covering the two year period.
Given the Group's strong capital position at year end and the regulator's removal of the prohibition on capital distributions, the Board has recommended a final ordinary dividend of 0.57 pence per share, the maximum allowed under the PRA's framework.
In addition the PRA has noted its intent to provide a further update on distributions ahead of the 2021 half-year results for the large UK banks. It is expected that the PRA will take account of the outcome of the first stage of the BoE 2021 solvency stress test exercise in

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
informing its approach to half-year distributions. Ahead of the update banks may accrue for (on an appropriately prudent basis) but not pay out any dividends. The Group will update the market on any potential interim dividend with the half year results, following receipt of this update from the regulator.
The Board remains committed to future capital returns. In 2021, subject to regulatory guidance, the Board intends to grow the dividend from 2020, in line with its progressive and sustainable ordinary dividend policy, and to accrue dividends. As normal, the Board will give due consideration at year end to the size of the final dividend payment based on circumstances at the time.
Surplus capital represents capital over and above the amount management wish to retain to grow the business, meet regulatory requirements and cover uncertainties. The amount of required capital may vary from time to time depending on circumstances and by its nature there can be no guarantee that any return of surplus capital will be made.
The ability of the Group to pay a dividend is also subject to constraints including the availability of distributable reserves, legal and regulatory restrictions and the Group's financial and operating performance.
Distributable reserves are determined as required by the Companies Act 2006 by reference to a company’s individual financial statements. At 31 December 2020 Lloyds Banking Group plc (‘the Company’) had accumulated distributable reserves of approximately £10 billion. Substantially all of the Company’s merger reserve is available for distribution under UK company law as a result of transactions undertaken to recapitalise the Company in 2009.
Lloyds Banking Group plc acts as a holding company which also issues capital and other securities to capitalise and fund the activities of the Group. The profitability of the holding company, and its ability to sustain dividend payments, is therefore dependent upon the continued receipt of dividends and interest from its main operating subsidiaries, including Lloyds Bank plc (the Ring-Fenced Bank), Lloyds Bank Corporate Markets plc (the non-ring-fenced bank), LBG Equity Investments Limited and Scottish Widows Group Limited (the insurance business). The principal operating subsidiary is Lloyds Bank plc which, at 31 December 2020, had a consolidated CET1 capital ratio of 15.5 per cent (31 December 2019: 14.3 per cent). A number of Group subsidiaries, principally those with banking and insurance activities, are subject to regulatory capital requirements which require minimum amounts of capital to be maintained relative to their size and risk. The Group actively manages the capital of its subsidiaries, which includes monitoring the regulatory capital ratios for its banking and insurance subsidiaries and, on a consolidated basis, the RFB sub-group against approved risk appetite levels. The Group operates a formal capital management policy which requires all subsidiary entities, subject to agreement by their governing bodies, to remit surplus capital to their parent companies.
Minimum requirement for own funds and eligible liabilities (MREL)
In 2015, the Financial Stability Board established an international standard for the total loss absorbing capacity (TLAC) of global systemically important banks (G-SIBs). The standard, which first applied from 1 January 2019, is designed to enhance the resilience of the global financial system by ensuring that failing G-SIBs have sufficient capital to absorb losses and recapitalise under resolution, whilst continuing to provide critical banking services.
G-SIBs are subject to the framework for the minimum requirements for own funds and eligible liabilities (MREL) that came into force in June 2019 following the implementation of CRR II. The MREL framework reflects the European implementation of the global TLAC standard. The purpose of MREL is to require firms to maintain sufficient own funds and eligible liabilities that are capable of credibly bearing losses or recapitalising a bank whilst in resolution. MREL can be satisfied by a combination of regulatory capital and certain unsecured liabilities (which must be subordinate to a firm’s operating liabilities).
As the Group is not classified as a G-SIB it is not directly subject to the CRR II MREL.
In the UK the Bank of England has implemented MREL through the Banking Act and a statement of policy on MREL (MREL SoP). The
Group is subject to these requirements and must therefore maintain a minimum level of MREL resources. The Group operates a single point of entry (SPE) resolution strategy, with Lloyds Banking Group plc as the designated resolution entity.
Applying the Bank of England’s MREL SoP to current minimum capital requirements, the Group’s MREL from 1 January 2020, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus Pillar 2A, equivalent to 19.8 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.
From 1 January 2022 the Group's indicative MREL, excluding regulatory capital and leverage buffers, will increase to the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 23.6 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.
In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.
The BoE has commenced a review of the current MREL framework and expects to consult on proposed changes during the year with a view to setting final end-state requirements for 1 January 2022.
Internal MREL also apply to the Group’s material sub-groups and entities, including the RFB sub-group, Lloyds Bank plc, Bank of Scotland plc and Lloyds Bank Corporate Markets plc.
Analysis of capital position
The Group’s CET1 capital ratio increased to 16.2 per cent after the accrual for ordinary dividends (31 December 2019: 13.8 per cent on an adjusted basis), amounting to a capital build for the year of 242 basis points (263 basis points prior to the accrual for the full year ordinary dividend).
Excluding the impact of the revised capital treatment for intangible software assets of 51 basis points and the reversal of the full year 2019 ordinary dividend accrual of 83 basis points, the capital build for the year prior to the accrual for the current full year ordinary dividend was 129 basis points, reflecting the following:
•banking business capital build before impairment charge of 192 basis points, which was largely offset by the impairment charge for the year of 174 basis points
•the application of IFRS 9 transitional arrangements for capital, which have provided an in-year benefit amounting to 83 basis points in the form of relief against the impact of the increase in the impairment charge
•a net increase of 28 basis points resulting from the reduction in underlying risk-weighted assets and excess expected losses as well as favourable market and other movements, partially offset by pension contributions (equivalent to 46 basis points) made during the year
The accrual for foreseeable dividends reflects the recommended final ordinary dividend of 0.57 pence per share.
Excluding the application of the IFRS 9 transitional arrangements for capital the Group's CET1 capital ratio after ordinary dividends would be 15.0 per cent (31 December 2019: 13.4 per cent on an adjusted basis).
The PRA is consulting on a proposal to reverse the revised capital treatment of intangible software assets (which currently follows EU capital regulations), thereby reinstating the original requirement to deduct in full. Excluding the impact of the revised capital treatment the Group's CET1 capital ratio after ordinary dividends would be 15.7 per cent.
The transitional total capital ratio, after ordinary dividends, increased to 23.3 per cent (31 December 2019: 21.5 per cent on an adjusted basis), largely reflecting the increase in CET1 capital, offset in part by the reduction in tier 2 capital, the latter reflecting instrument calls, regulatory amortisation and other movements, partially offset by the net outcome of subordinated liability exchange exercises undertaken during the year.
The Group's transitional minimum requirement for own funds and eligible liabilities (MREL), after ordinary dividends, increased to 36.4 per cent (31 December 2019: 32.6 per cent on an adjusted basis),

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
reflecting the increase in transitional total capital and an increase in senior unsecured securities driven by net new issuance.
The UK leverage ratio, after ordinary dividends, increased from 5.2 per cent on an adjusted basis to 5.8 per cent, largely reflecting the increase in the fully loaded tier 1 capital position, partially offset by the increase in the leverage exposure measure reflecting movements in securities financing transactions and off-balance sheet items.
Total capital requirement
The Group's total capital requirement (TCR) as at 31 December 2020, being the aggregate of the Group's Pillar 1 and current Pillar 2A capital requirements, was £23,918 million (31 December 2019: £25,608 million).
Capital resources
An analysis of the Group’s capital position as at 31 December 2020 is presented in the following section on both a transitional arrangements basis and a fully loaded basis in respect of legacy capital securities subject to current grandfathering provisions. In addition the Group’s capital position under both bases reflects the application of the separate transitional arrangements for IFRS 9.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Capital resources The table below summarises the consolidated capital position of the Group. The Group’s Pillar 3 Report will provide a comprehensive analysis of the own funds of the Group.
	Transitional		Fully loaded
	At 31 Dec 2020	At 31 Dec 2019	At 31 Dec 2020	At 31 Dec 2019
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	43,278	41,697	43,278	41,697
Adjustment to retained earnings for foreseeable dividends	(404)	(1,586)	(404)	(1,586)
Deconsolidation adjustments[1]	2,333	2,337	2,333	2,337
Adjustment for own credit	81	26	81	26
Cash flow hedging reserve	(1,629)	(1,504)	(1,629)	(1,504)
Other adjustments[3]	1,721	247	1,721	247
	45,380	41,217	45,380	41,217
less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,120)	(4,179)	(3,120)	(4,179)
Prudent valuation adjustment	(445)	(509)	(445)	(509)
Excess of expected losses over impairment provisions and value adjustments	—	(243)	—	(243)
Removal of defined benefit pension surplus	(1,322)	(531)	(1,322)	(531)
Securitisation deductions	—	(185)	—	(185)
Significant investments[1]	(4,109)	(4,626)	(4,109)	(4,626)
Deferred tax assets	(3,562)	(3,200)	(3,562)	(3,200)
Common equity tier 1 capital	32,822	27,744	32,822	27,744
Additional tier 1
Other equity instruments	5,881	5,881	5,881	5,881
Preference shares and preferred securities[2]	2,705	4,127	—	—
Transitional limit and other adjustments	(1,604)	(2,474)	—	—
	6,982	7,534	5,881	5,881
less: deductions from tier 1
Significant investments[1]	(1,138)	(1,286)	—	—
Total tier 1 capital	38,666	33,992	38,703	33,625
Tier 2
Other subordinated liabilities[2]	11,556	13,003	11,556	13,003
Deconsolidation of instruments issued by insurance entities[1]	(1,892)	(1,796)	(1,892)	(1,796)
Adjustments for transitional limit and non-eligible instruments	1,474	2,278	(1,346)	(2,204)
Amortisation and other adjustments	(1,694)	(3,101)	(1,694)	(3,101)
	9,444	10,384	6,624	5,902
less: deductions from tier 2
Significant investments[1]	(942)	(960)	(2,080)	(2,246)
Total capital resources	47,168	43,416	43,247	37,281

Risk-weighted assets (unaudited)	202,747	203,431	202,747	203,431

Common equity tier 1 capital ratio	16.2%	13.6%	16.2%	13.6%
Tier 1 capital ratio	19.1%	16.7%	19.1%	16.5%
Total capital ratio	23.3%	21.3%	21.3%	18.3%
1For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (via ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.
2Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.
3Includes an adjustment applied to reserves to reflect the application of the IFRS 9 transitional arrangements for capital.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Movements in capital resources
The key difference between the transitional capital calculation as at 31 December 2020 and the fully loaded equivalent is primarily related to capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under the regulation, and which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022. In addition, following revisions to eligibility criteria for capital instruments under CRR II, certain tier 1 capital instruments of the Group that will transition to tier 2 capital by 2022 will cease to qualify as regulatory capital in June 2025. The key movements on a transitional basis are set out in the table below.

Movements in capital resources
	Common equity tier 1	Additional tier 1	Tier 2	Total capital
	£m	£m	£m	£m
At 31 December 2019	27,744	6,248	9,424	43,416
Banking business profits[1]	1,538	—	—	1,538
Movement in foreseeable dividends[2]	1,182	—	—	1,182
Dividends received from the Insurance business[1]	250	—	—	250
IFRS 9 transitional adjustment to retained earnings	1,529	—	—	1,529
Pension movements:
Removal of defined benefit pension surplus	(791)	—	—	(791)
Movement through other comprehensive income	113	—	—	113
Fair value through other comprehensive income reserve	(90)	—	—	(90)
Prudent valuation adjustment	64	—	—	64
Deferred tax asset	(362)	—	—	(362)
Goodwill and other intangible assets	1,059	—	—	1,059
Securitisation deductions	185	—	—	185
Excess of expected losses over impairment provisions and value adjustments	243	—	—	243
Significant investments	517	148	18	683
Movements in other equity, subordinated liabilities, other tier 2 items and related adjustments	—	(552)	(940)	(1,492)
Other movements[3]	(359)	—	—	(359)
At 31 December 2020	32,822	5,844	8,502	47,168
1Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2Reflects the accrual for the 2020 full year ordinary dividend and the reversal of the accrual for the 2019 full year ordinary dividend which was cancelled.
3Includes distributions on other equity instruments.
CET1 capital resources have increased by £5,078 million over the year, primarily reflecting:
•underlying banking business profits (pre impairment charge) with the impairment charge partially offset through the increase in IFRS 9 transitional relief
•the reversal of the brought forward foreseeable dividend accrual following the cancellation of the 2019 full year ordinary dividend
•dividends received from the Insurance business following payment of their 2019 full year ordinary dividend
•the introduction of the revised capital treatment of intangible software assets
•the reduction in excess expected losses following the increase in offsetting IFRS 9 expected credit losses
•a reduction in the amount of significant investments deducted from capital as a result of the increase in the underlying capital base
•offset in part by pensions contributions made during the year, an increase in deferred tax assets and other movements
AT1 capital resources have reduced by £404 million over the year, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments, offset in part by a reduction in the significant investments deduction.
Tier 2 capital resources have reduced by £922 million over the year, largely reflecting instrument calls, regulatory amortisation and other movements, partially offset by the net outcome of subordinated liability exchange exercises undertaken during the year.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Minimum requirement for own funds and eligible liabilities (MREL) An analysis of the Group’s current transitional MREL resources is provided below.
	Transitional[1]
	At 31 Dec 2020	At 31 Dec 2019
	£m	£m
Total capital resources (transitional basis)	47,168	43,416
Ineligible AT1 and tier 2 instruments[2]	(582)	(874)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	194	24
Other eligible liabilities issued by Lloyds Banking Group plc[3]	26,946	23,554
Total MREL resources[1]	73,726	66,120
Risk-weighted assets	202,747	203,431
MREL ratio	36.4%	32.5%
Leverage exposure measure	666,070	654,387
MREL leverage ratio	11.1%	10.1%
1Until 2022, externally issued regulatory capital in operating entities can count towards the Group’s MREL resources to the extent that such capital would count towards the Group's consolidated capital resources.
2Instruments with less than or equal to one year to maturity or governed under non-EEA law without a contractual bail-in clause.
3Includes senior unsecured debt.
During 2020, the Group issued externally £4.9 billion (sterling equivalent at point of issuance) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL.
Total MREL resources increased by £7.6 billion, largely reflecting the increase in total capital resources and the increase in senior unsecured securities driven by net new issuance.

Risk-weighted assets
	At 31 Dec 2020	At 31 Dec 2019
	£m	£m
Foundation Internal Ratings Based (IRB) Approach	50,435	53,842
Retail IRB Approach	65,225	63,208
Other IRB Approach	17,747	18,544
IRB Approach	133,407	135,594
Standardised (STA) Approach	23,596	24,420
Credit risk	157,003	160,014
Counterparty credit risk	5,630	5,083
Contributions to the default funds of central counterparties	436	210
Credit valuation adjustment risk	679	584
Operational risk	24,865	25,482
Market risk	2,207	1,790
Underlying risk-weighted assets	190,820	193,163
Threshold risk-weighted assets[1]	11,927	10,268
Total risk-weighted assets	202,747	203,431
1Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk-weighted assets movement by key driver
	Credit risk IRB	Credit risk STA	Credit risk total[1]	Counterparty credit risk[2]	Market risk	Operational risk	Total
	£m	£m	£m	£m	£m	£m	£m
Total risk-weighted assets as at 31 December 2019							203,431
Less threshold risk-weighted assets[3]							(10,268)
Risk-weighted assets as at 31 December 2019	135,594	24,420	160,014	5,877	1,790	25,482	193,163
Asset size	(8,004)	(1,253)	(9,257)	754	—	—	(8,503)
Asset quality	2,665	126	2,791	(232)	—	—	2,559
Model updates	1,770	—	1,770	—	—	—	1,770
Methodology and policy	1,445	248	1,693	—	—	—	1,693
Movements in risk levels (market risk only)	—	—	—	—	417	—	417
Foreign exchange movements	(63)	55	(8)	346	—	—	338
Other	—	—	—	—	—	(617)	(617)
Risk-weighted assets as at 31 December 2020	133,407	23,596	157,003	6,745	2,207	24,865	190,820
Threshold risk-weighted assets[3]							11,927
Risk-weighted assets as at 31 December 2020							202,747
1Credit risk includes securitisation risk-weighted assets.
2Counterparty credit risk includes movements in contributions to the default funds of central counterparties and movements in credit valuation adjustment risk.
3Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investments in the Group’s Insurance business.
The risk-weighted assets movement table provides analysis of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.
Credit risk, risk-weighted assets:
•Asset size reduction of £9.3 billion includes lower levels of retail unsecured lending and reductions in non-government related commercial lending, together with continued optimisation in Commercial Banking and the exit of equity investments
•Asset quality increase of £2.8 billion includes the impact of credit migration and model calibrations, partially offset by the benefit from House Price Index increases during 2020
•Model updates increase of £1.8 billion relates to changes to Retail mortgage models
•Methodology and policy increase of £1.7 billion reflects the full implementation of the new securitisation framework on 1 January 2020 and the recognition of the revised capital treatment of intangible software assets, partially offset by the impact of revisions to the SME scalar
Counterparty credit risk, risk-weighted assets increased by £0.9 billion due to movements in market rates during the year.
Market risk, risk-weighted assets increased by £0.4bn driven by a modest increase in interest rate risk exposure from a low risk base and COVID-19 related volatility entering the VaR model.
Leverage ratio
Analysis of leverage movements
The Group’s fully loaded UK leverage ratio increased to 5.8 per cent during the period, primarily driven by the increase in tier 1 capital. The leverage exposure measure increased by £11.7 billion during the period, largely reflecting the increase in the SFT and off-balance sheet exposure measures. Following a direction received from the PRA the Group is permitted to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) from the leverage exposure measure.
The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, reduced by £2.1 billion during the period, largely as a result of a reduction in the regulatory potential future exposure add-on following trade compressions through central counterparties.
The SFT exposure measure, representing SFT assets per the balance sheet net of deconsolidation and other SFT adjustments, increased by £7.8 billion during the period, primarily reflecting an increase in volumes.
Off-balance sheet items increased by £7.7 billion during the period, largely reflecting new residential mortgage offers placed and an increase in corporate facilities.
The average UK leverage ratio was 5.6 per cent over the quarter, with the actual ratio increasing to 5.8 per cent in the final month of the quarter which largely reflected the increase in tier 1 capital in December following the introduction of the revised capital treatment of intangible software assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Leverage ratio
	Fully loaded
	At 31 Dec 2020	At 31 Dec 2019
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	32,822	27,744
Additional tier 1 capital	5,881	5,881
Total tier 1 capital	38,703	33,625
Exposure measure
Statutory balance sheet assets
Derivative financial instruments	29,613	26,369
Securities financing transactions	74,322	67,424
Loans and advances and other assets	767,334	740,100
Total assets	871,269	833,893
Qualifying central bank claims	(67,093)	(49,590)
Deconsolidation adjustments[1]
Derivative financial instruments	(1,549)	(1,293)
Securities financing transactions	—	(334)
Loans and advances and other assets	(171,183)	(167,410)
Total deconsolidation adjustments	(172,732)	(169,037)
Derivatives adjustments
Adjustments for regulatory netting	(12,444)	(11,298)
Adjustments for cash collateral	(12,679)	(12,551)
Net written credit protection	455	458
Regulatory potential future exposure	12,535	16,337
Total derivatives adjustments	(12,133)	(7,054)
Securities financing transactions adjustments	1,713	1,164
Off-balance sheet items	60,882	53,191
Regulatory deductions and other adjustments[3]	(15,836)	(8,180)
Total exposure measure	666,070	654,387
Average exposure measure[2]	680,067
UK Leverage ratio	5.8%	5.1%
Average UK leverage ratio[2]	5.6%
1Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, being primarily the Group’s Insurance business.
2The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2020 to 31 December 2020 ). The average of 5.6 per cent compares to 5.6 per cent at the start and 5.8 per cent at the end of the quarter.
3Includes adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) and the accelerated implementation for the netting of regular-way purchases and sales awaiting settlement in accordance with CRR Article 500d.

Application of IFRS 9 on a full impact basis for capital and leverage
	IFRS 9 full impact
	At 31 Dec 2020	At 31 Dec 2019
Common equity tier 1 (£m)	30,341	27,002
Transitional tier 1 (£m)	36,185	33,249
Transitional total capital (£m)	46,052	43,153
Total risk-weighted assets (£m)	201,800	203,083
Common equity tier 1 ratio (%)	15.0%	13.3%
Transitional tier 1 ratio (%)	17.9%	16.4%
Transitional total capital ratio (%)	22.8%	21.2%
UK leverage ratio exposure measure (£m)	663,590	653,643
UK leverage ratio (%)	5.5%	5.0%

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under CRR Article 473a (as amended via the CRR 'Quick Fix' revisions published in June 2020). Specifically, the Group has opted to apply both paragraphs 2 and 4 of CRR Article 473a (static and dynamic relief) and in addition to apply a 100 per cent risk weight to the consequential Standardised credit risk exposure add-back as permitted under paragraph 7a of the revisions.
As at 31 December 2020, static relief under the transitional arrangements amounted to £616 million (31 December 2019: £742 million) and dynamic relief under the transitional arrangements amounted to £1,865 million (31 December 2019: nil) through CET1 capital.
Stress testing
The Group undertakes a wide-ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme the Group conducted a macroeconomic stress test of the operating plan in the second half of the year which shows that the Group's capital position is resilient to a further severe economic shock over and above the stress in the current economic environment.
The Group also participates in stress tests run by the Bank of England. The forthcoming 2021 solvency stress test aims to update and refine the desktop analysis undertaken by the Bank during 2020. Though it follows a different approach, it will require the Group to show how resilient it is to a severe economic shock in addition to what has been experienced over 2020 (HPI and CRE values are assumed to fall a further 33 per cent and unemployment peaks at 11.9 per cent).
The Climate Biennial Exploratory Scenario (CBES) is scheduled to launch in June 2021. The Group has invested significant resource to prepare for this, in particular in acquiring climate related data, and will leverage the experience gained through that exercise to further embed climate risk into stress testing activities.
G-SIB indicators
Although the Group is not currently classified as a Global Systemically Important Bank (G-SIB), by virtue of the Group’s leverage exposure measure exceeding €200 billion the Group is required to report G-SIB indicator metrics to the PRA. The Group’s indicator metrics used within the 2020 Basel G-SIBs annual exercise will be disclosed from April 2021 and the results are expected to be made available by the Basel Committee later this year.
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
The Solvency II regime for insurers and insurance groups came into force from 1 January 2016. The insurance businesses are required to calculate solvency capital requirements and available capital on a risk-based approach. The Insurance business of the Group calculates regulatory capital on the basis of an internal model, which was approved by the PRA on 5 December 2015, with the latest major change to the model approved in November 2020.
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
The Group’s defined benefit pension schemes also expose the Group to longevity risk. For further information please refer to the defined benefit pension schemes component of the market risk section and note 34 to the financial statements.
Property insurance risk is a key risk within the General Insurance business, through Home Insurance. Exposures can arise, for example, in extreme weather conditions such as flooding, when property damage claims are higher than expected.
MEASUREMENT
Insurance underwriting risks are measured using a variety of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling. Current and potential future insurance underwriting risk exposures are assessed and aggregated on a range of stresses including risk measures based on 1-in-200 year stresses for the Insurance business' regulatory capital assessments and other supporting measures where appropriate, including those set out in note 31 to the financial statements.
MITIGATION
Insurance underwriting risk in the Insurance business is mitigated in a number of ways:
•General Insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements broadly spread over different reinsurers. Detailed modelling, including that of the potential losses under various catastrophe scenarios, supports the choice of reinsurance arrangements
•Insurance processes on underwriting, claims management, pricing and product design
•Longevity risk transfer and hedging solutions are considered on a regular basis and since 2017 the Group has reinsured £4.2 billion of annuitant longevity. An established team of longevity and pricing experts supports the annuity proposition
•Exposure limits by risk type are assessed through the business planning process and used as a control mechanism to ensure risks are taken within risk appetite
MONITORING
Insurance underwriting risks in the Insurance business are monitored by Insurance senior executive committees and ultimately the Insurance Board. Significant risks from the Insurance business and the defined benefit pension schemes are reviewed by the Group Executive and Group Risk Committees and Board.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CHANGE/EXECUTION RISK
DEFINITION
Change/execution risk is defined as the risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability, and/or operation within the Group’s risk appetite.
EXPOSURES
Change/execution risks arise when the Group undertakes activities which require products, processes, people, systems or controls to change. These changes can be as a result of external drivers (for example, a new piece of regulation that requires the Group to put in place a new process or reporting) and internal drivers (such as the strategic transformation that is outlined in the Group's Strategic Review 2021).
MEASUREMENT
The Group currently measures change/execution risk against a defined risk appetite metric which is a combination of leading, quality and delivery indicators across the investment portfolio. These indicators are reported through defined internal governance structures in the form of a monthly execution risk dashboard. An associated measure, based on the aggregate performance of the dashboard is included in the Group balanced scorecard.
MITIGATION
The Group takes a range of mitigating actions with respect to change/execution risk. These include the following:
•The Board establishes a Group-wide risk appetite and metric for change/execution risk
•Ensuring compliance with the Change policy and associated policies and procedures, which set out the principles and key controls that apply across the business and are aligned to the Group risk appetite
•Businesses assess the potential impacts of undertaking any change activity on their ability to execute effectively, and the potential consequences for existing business risk profiles
•The implementation of effective governance and control frameworks to ensure adequate controls are in place to manage change activity and act to mitigate the change/execution risks identified. These controls are monitored in line with the Change policy and any additional monitoring that is deemed necessary
•Events related to change activities are escalated and managed appropriately in line with risk framework guidance
MONITORING
Change/execution risks from across the Group are monitored and reported through to Board and Group Governance Committees in accordance with the Group's enterprise risk management framework and aligned to the Group's Strategic Review 2021 activities. Risk exposures are discussed monthly through established governance through to Group Transformation Risk Committee with upwards reporting to Board Risk and Executive Committees. In addition, oversight, challenge and reporting are completed at Risk Division level to provide oversight management of risks and the effectiveness of controls, recommending follow up remedial action if required. All material change/execution risk events are escalated in accordance with the formal Group Operational Risk policy and Change policy.
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
Conduct risks can impact directly or indirectly on the Group's customers and could materialise from a number of areas across the Group, including:
•Business and strategic planning that does not sufficiently consider customer needs
•Ineffective development, management and monitoring of products, their distribution (including the sales process) and post- sales service (including the management of customers in financial difficulties)
•Unclear, unfair, misleading or untimely customer communications
•A culture that is not sufficiently customer-centric
•Poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes
•Ineffective management and oversight of legacy conduct issues
•Ineffective management and resolution of customers’ complaints or claims
•Outsourcing of customer service and product delivery to third-parties that do not have the same level of control, oversight and culture as the Group
•The risks associated with becoming a more digitised bank
•Poor management, governance and control of data
There is a high level of scrutiny regarding financial institutions' treatment of customers, including those in vulnerable circumstances, from regulatory bodies, the media, politicians and consumer groups. The COVID-19 pandemic has magnified existing challenges, and brought new challenges for customers, affecting health, income and relationships. The Group continues to apply significant focus to its treatment of customers in financial difficulties and ensuring fair outcomes.
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
Due to the level of enhanced focus on conduct, there is a risk that certain aspects of the Group's current or legacy business may be determined by the Financial Conduct Authority, other regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, in a manner that fails to deliver fair and reasonable customer treatment, or is inconsistent with market integrity or competition requirements.
The evolving COVID-19 situation means increased uncertainty surrounding the future, which poses the risk that increasingly more customers face difficulties, become vulnerable and/or struggle to manage their existing commitments.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CRAMs have been designed for services and product families offered by the Group and are measured by a consistent set of common metrics. These contain a range of product design, sales and process metrics (including outcome testing outputs) to provide a more holistic view of conduct risks; some products also have a suite of additional bespoke metrics.
Each of the tolerances for the metrics are agreed for the individual product or service and are regularly tracked. At a consolidated level these metrics are part of the Board risk appetite. The Group has, and continues to, evolve its approach to conduct risk measurements, including those supporting customer vulnerability, process delivery and other emerging conduct themes.
MITIGATION
The Group takes a range of mitigating actions with respect to conduct risk and remains focused on delivering a leading customer experience. The Group’s ongoing commitment to good customer outcomes sets the tone from the top and supports the development of the right customer-centric culture, strengthening links between actions to support conduct, culture and customer and enabling more effective control management. Actions to encourage good conduct include:
•Conduct risk appetite established at Group and business area level, with metrics included in the Group risk appetite to ensure ongoing focus
•Simplified and enhanced conduct policies and procedures in place to ensure appropriate controls and processes that deliver fair customer outcomes, and support market integrity and competition requirements
•Customer needs considered through divisional customer plans, with integral conduct lens, reviewed and challenged by Group Customer First Committee (GCFC)
•Cultural transformation: achieving a values-led culture through a focus on behaviours to ensure the Group is transforming its culture for success in a digital world. This is supported by strong direction and tone from senior executives and the Board
•Continuous embedding of the customer vulnerability framework aligned with the FCA guidance on fair treatment of vulnerable customers launched in January 2021. Development and continued oversight of the implementation of the vulnerability strategy continues through the Group Customer Vulnerability Committee (GCVC) operating at a senior level to prioritise change, drive implementation and ensure consistency across the Group
•Enhanced product governance framework to ensure products continue to offer customers fair value, and consistently meet their needs throughout their product life cycle; reviewed and challenged by Group Product Governance Committee (GPGC)
•Enhanced complaints management through effectively responding to, and learning from, root causes of complaint volumes and Financial Ombudsman Service (FOS) change rates
•Review and oversight of thematic conduct agenda items at senior committees, ensuring holistic consideration of key Group-wide conduct risks
•Robust recruitment and training, with a continued focus on how the Group manages colleagues’ performance with clear customer accountabilities
•Ongoing engagement with third-parties involved in serving the Group’s customers to ensure consistent delivery
•Monitoring and testing of customer outcomes to ensure the Group delivers fair outcomes for customers throughout the product and service lifecycle, and make continuous improvements to products, services and processes
•Continued focus on market conduct and member of the Fixed Income, Currencies and Commodities Markets Standard Board
•Adoption of robust change delivery methodology to enable prioritisation and delivery of initiatives to address conduct challenges
•Continued focus on proactive identification and mitigation of conduct risk in the Group's Strategic Review 2021
•Active engagement with regulatory bodies and other stakeholders to develop understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that the Group’s strategic conduct focus continues to meet evolving stakeholder expectations
•Adapting quickly to the evolving COVID-19 situation, being swift to offer the new to market products (BBILs, CBILs) and new regulatory requirements (payment holidays). The Group also continued to support customers in challenging times by adapting support, proactively contacting vulnerable customers, and using insight to understand who may become vulnerable and what their needs could be
MONITORING
Conduct risk is governed through divisional risk committees and significant issues are escalated to the Group Risk Committee, in accordance with the Group's Enterprise Risk Management Framework, as well as through the monthly Consolidated Risk Report. Risk exposures are discussed at divisional risk committees, where oversight, challenge and reporting are completed to assess the effectiveness controls. Remedial action is recommended, if required. All material conduct risk events are escalated in accordance with the Group Operational Risk policy to the respective divisional Managing Directors and Conduct, Compliance and Operational Risk.
GCFC acts as the guardian of customer experience and has responsibility for monitoring and reviewing plans and actions to improve it, providing oversight of customer outcomes and customer experience and providing challenge to divisions to make changes to support the delivery of the Group's vision and foster a customer-centric culture.
A number of activities support the close monitoring of conduct risk including:
•The use of CRAMs across the Group, with a clear escalation route to Board
•Second line oversight activities
•Horizon Scanning

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
DATA RISK
DEFINITION
Data risk is defined as the risk of the Group failing to effectively govern, manage and control its data (including data processed by third party suppliers), leading to unethical decisions, poor customer outcomes, loss of value to the Group and mistrust.
EXPOSURES
Data risk is present in all aspects of the business where data is processed, both within the Group and by third parties including colleague and contractor, prospective and existing customer lifecycle and insight processes. Data risk manifests:
•When personal data is not gathered legally, for a legitimate purpose, or is not managed or protected from misuse and/or processed in a way that complies with General Data Protection Regulations (GDPR) and other data privacy regulatory obligations
•When data quality (accuracy, completeness, consistency, uniqueness, validity and timeliness) is not managed, resulting in data used in systems, processes and products not being fit for the intended purpose
•When data records are not created, retained, protected, destroyed, or retrieved appropriately
•When data governance fails to provide robust oversight of data decision-making and the control mechanisms to ensure strategies and management instructions are implemented effectively
•When data standards are not maintained across core data, data management risks are not managed and data related issues are not remediated as a result of poor data management resulting in inaccurate, incomplete data that is not available at the right time, to the right people, to enable business decisions to be made, and regulatory reporting requirements to be fulfilled
•When critical data mapping and data information standards are not followed impacting compliance, traceability and understanding of data
For emerging risks relating to Data, please refer to page 46.
MEASUREMENT
Data risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of data risk for the Group covering data governance, data management and data privacy and ethics. In addition to risk appetite measures and limits, data risks and controls are monitored and governed through Group and Sub-Group Committees on a monthly basis. Significant issues are escalated to Group Risk Committee.
MITIGATION
Data risk is a key component of the Group's enterprise risk management framework, where the focus is on the end to end management of data risk. This ensures that risks are identified, assessed, managed, monitored and reported using the risk and control self-assessment process.
Investment continues to be made to enhance the maturity of data risk management. Examples including:
•Delivering a data strategy and data risk and control library to ensure data risks are managed within appetite
•Enhancing capability and awareness in data management and privacy
•Enhancing assurance of suppliers
•Delivering enhanced controls and processes for data retention and destruction, deleting large volumes of historic over-retained data
•Embedding data by design and ethics principles into the data science lifecycle and progressing opportunities to simplify the completion of privacy records impact assessments
MONITORING
Data risk is governed through Group and Sub-Group committees and significant issues are escalated to Group Risk Committee, in accordance with the Group’s enterprise risk management framework. Risk exposures are discussed at Group and Sub-Group committees, where oversight, challenge and reporting are completed to assess the effectiveness of controls and agree remedial actions. All material data risk events are escalated in accordance with the Group Operational Risk policy and Data risk policies and where personal data is concerned, the Group Data Protection Officer. In addition, Group-wide data risk issues and the top data risks that Group faces are discussed at Data Cross Divisional Committee and Group Data Committee.
A number of activities support the close monitoring of data risk including:
•Implementation of the data risk and control library to ensure greater coverage and insight of data risk, and ensuring data risks are managed within appetite
•Design and monitoring of data risk appetite metrics, including key risk indicators and key performance indicators
•Monitoring and reporting of progress against the Data Capability Assessment Model
•Monitoring of significant data related issues complaints and breaches
•Identification and effective mitigation of data risk when planning and implementing transformation or business change
•Implementation of effective controls to mitigate data risk, including data privacy, ethics, data management and records management
•Effective monitoring and testing of compliance with data privacy and data management regulatory requirements. For example GDPR and Basel Committee on Banking Supervision (BCBS 239) requirements
•Horizon scanning for changes in the external environment, including but not limited to changes to laws, rules and regulations, for example, the UK's exit from the EU and ensuring data flows remain unaffected

GOVERNANCE RISK
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
MITIGATION
The Group’s enterprise risk management framework (ERMF) establishes robust arrangements for risk governance, in particular by:
•Defining individual and collective accountabilities for risk management, risk oversight and risk assurance through a three lines of defence model which supports the discharge of responsibilities to customers, shareholders and regulators
•Outlining governance arrangements which articulate the enterprise-wide approach to risk management
•Supporting a consistent approach to Group-wide behaviour and risk decision-making through a Group policy framework which helps everyone understand their responsibilities by clearly articulating and communicating rules, standards, boundaries and risk appetite measures which can be controlled, enforced and monitored

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Under the banner of the ERMF, training modules are in place to support all colleagues in understanding and fulfilling their risk responsibilities.
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
For further information on corporate governance see pages 131 to 160.

PEOPLE RISK
DEFINITION
People risk is defined as the risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.
EXPOSURES
The Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives, particularly in the context of increasing volumes of organisational, political and external market change and increasing digitisation. The Group is exposed to the following key people risks:
•Failure to recruit, develop and retain colleagues, including ineffective management of succession planning or failure to identify appropriate talent pipeline
•The increasing digitisation of the business is changing the capability mix required and may impact the Group's ability to attract and retain talent
•Senior Managers and Certification Regime (SM&CR) and additional regulatory constraints on remuneration structures may impact the Group’s ability to attract and retain talent
•Failure to manage capacity, colleagues having excessive demands placed on them resulting in wellbeing issues and business objectives not being met
•Failure to meet all colleague-related legal and regulatory requirements
•Ineffective leadership, poor communication, weak performance, inappropriate remuneration policies
•Colleague engagement may continue to be challenged by ongoing media attention on culture within the banking sector, conduct and ethical considerations
•Inadequately designed people processes that are not resilient to withstand unexpected events
For emerging risks relating to people risk and ways of working, please refer to page 46.
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
MITIGATION
The Group takes many mitigating actions with respect to people risk. Key areas of focus include:
•Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning
•Continued focus on the Group’s culture and inclusivity strategy by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues
•Managing organisational capability and capacity through divisional people strategies to ensure there are the right skills and resources to meet customers’ needs and deliver the Group's strategic plan
•Maintaining effective remuneration arrangements to ensure they promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations
•Ensuring colleague wellbeing strategies and support are in place to meet colleague needs, and that the skills and capability growth required to build a workforce for the Bank of the Future are achieved
•Ensuring compliance with legal and regulatory requirements related to SM&CR, embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities
•Ongoing consultation with the Group’s recognised unions on changes which impact their members
•Reviewing and enhancing people processes to ensure they are fit for purpose and operationally resilient
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
EXPOSURES
Ineffective operational resilience risk management could lead to vital services not being available to customers, and in extreme circumstances, bank failure could result. The Group has in place a transparent and effective operating model to identify and monitor critical business processes from a customer, Group and financial industry perspective. The failure to adequately build resilience into a critical business process may occur in a variety of ways, including:
•The Group being overly reliant on one location to deliver a critical business process
•The Group not having an adequate succession plan in place for designated subject matter experts
•The Group being overly reliant on a supplier which fails to provide a service
•A weakness in the Group’s cyber or security defences leaving it vulnerable to an attack
•The Group failing to upgrade its IT systems and leaving them vulnerable to failure

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
•Operational resilience and damage to physical assets including: terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events
Effective operational resilience ensures the Group designs resilience into its systems, is able to withstand and/or recover from a significant unexpected event occurring and can continue to provide services to its customers. A significant outage could result in customers being unable to access accounts or conduct transactions, which as well as presenting significant reputational risk for the Group would negatively impact the Group’s purpose of Helping Britain Prosper. Operational resilience is also an area of continued regulatory and industry focus, similar in importance to financial resilience.
Failure to manage operational resilience effectively could impact the following other risk categories:
•Regulatory compliance: non-compliance with new/existing operational resilience regulations, for example, through failure to identify emerging regulation or not embedding regulatory requirements within the Group’s policies, processes and procedures
•Operational risk: being unable to safely provide customers with business services
•Conduct risk: an operational resilience failure may render the Group liable to fines from the FCA for poor conduct
•Market risk: the Group being unable to provide key services could have ramifications for the wider market and could impact share price
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
MITIGATION
The Group has increased its focus on operational resilience and has updated its operational resilience strategy to reflect changing priorities of both customers and regulators. The Group has carefully considered and provided a response to the publication of the consultation paper by the FCA, PRA and Bank of England (December 2019). Focus will be given to ensure that the Group’s strategy and approach to operational resilience aligns with industry thinking, expectation and anticipated regulatory policy. At the core of its approach to operational resilience are the Group’s critical business processes which drive all activity, including further mapping of the processes to identify any additional resilience requirements such as impact tolerances in the event of a service outage. The Group continues to maintain and develop playbooks that guide its response to a range of interruptions from internal and external threats and tests these through scenario-based testing and exercising.
Strategic Review 2021 considers the changing risk management requirements, adapting the change delivery model to be more agile and develop the people skills and capabilities needed to be a Bank of the Future. The Group continues to review and invest in its control environment to ensure it addresses the risks it faces. Risks are reported and discussed at local governance forums and escalated to executive management and Board as appropriate. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third-party suppliers to provide services, the Group’s sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.
During the COVID-19 pandemic, business continuity plans have proved resilient, with particular attention applied to heightened risks in the supply chain.
Mitigating actions to the principal operational resilience risk are:
•Cyber: the threat landscape associated with cyber risk continues to evolve and there is significant regulatory attention on this subject. The Board continues to invest heavily to protect the Group from cyber-attacks. Investment continues to focus on improving the Group’s approach to identity and access management, improving capability to detect and respond to cyber-attacks and improved ability to manage vulnerabilities across the estate. With effect from 1 January 2021, the Group has entered in to a cyber insurance policy, which provides cover for specified information security risks.
•IT resilience: the Group continues to optimise its approach to IT and operational resilience by investing in technology improvements and enhancing the resilience of systems that support the Group’s critical business processes, primarily through the technology resilience programme, with independent verification of progress on an annual basis. The Board recognises the role that resilient technology plays in building the UK's preferred financial partner and in maintaining banking services across the wider industry. As such, the Board dedicates considerable time and focus to this subject at both the Board and the Board Risk Committee, and continues to sponsor key investment programmes that enhance resilience.
•People: the Group acknowledges the risks associated to the failure to maintain appropriately skilled and available colleagues. The Group continues to optimise its approach to ensure that where applicable, colleagues are capable of supporting a critical business process. Key controls and processes are regularly reported to committee(s) and alignment to the Strategic Review 2021 is closely monitored.
•Property: the Group's property portfolio remains a key focus in ensuring resilience requirements are appropriately maintained. Processes are in place to identify key buildings where a critical business process is performed. Depending on criticality, a number of mitigating controls are in place to manage the risk of severe critical business process disruption. The Group remains committed to investment in the upkeep of the property portfolio, primarily through the Group Property upkeep investment programme.
•Sourcing: the threat landscape associated with third-party suppliers and the critical services they provide continues to receive a significant amount of regulatory attention. The Group acknowledges the importance of demonstrating control and responsibility for those critical business services which could cause significant harm to the Group's customers.
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
EXPOSURES
The principal operational risks to the Group which could result in customer detriment, unfair customer outcomes, financial loss, disruption and/or reputational damage are:
•A cyber-attack
•Failure of IT systems, due to volume of change, and/or aged infrastructure
•Internal and/or external fraud or financial crime
•Failure to ensure compliance with increasingly complex and detailed regulation including anti-money laundering, anti-bribery, counter-terrorist financing, and financial sanctions and prohibitions laws and regulations
A number of these risks could increase where there is a reliance on third-party suppliers to provide services to the Group or its customers.
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
The table below shows high level loss and event trends for the Group using Basel II categories. Based on data captured on the Group’s One Risk and Control Self-Assessment, in 2020 the highest frequency of events occurred in external fraud (73.55 per cent) and execution, delivery and process management (14.14 per cent). Clients, products and business practices accounted for 58.21 per cent of losses by value, driven by legacy issues where impacts materialised in 2020 (excluding PPI).

Operational risk events by risk category (losses greater than or equal to £10,000), excluding PPI[1]
	% of total volume		% of total losses
	2020	2019	2020	2019
Business disruption and system failures	0.61	0.94	0.39	0.64
Clients, products and business practices	11.10	13.30	58.21	71.31
Damage to physical assets	0.12	0.13	16.19	0.04
Employee practices and workplace safety	0.24	0.22	0.04	0.02
Execution, delivery and process management	14.14	20.33	17.40	24.29
External fraud	73.55	64.90	7.77	3.66
Internal fraud	0.24	0.18	—	0.04
Total	100.00	100.00	100.00	100.00
12019 breakdowns have been restated to reflect a number of events that have been reclassified following an internal review.
Operational risk losses and scenario analysis is used to inform the Internal Capital Adequacy Assessment Process (ICAAP). The Group calculates its minimum (Pillar I) operational risk capital requirements using The Standardised Approach (TSA). Pillar II is calculated using internal and external loss data and extreme but plausible scenarios that may occur in the next 12 months.
MITIGATION
The Group continues to focus on changing risk management requirements, adapting the change delivery model to be more agile and developing the people skills and capabilities needed to be a Bank of the Future. Risks are reported and discussed at local governance forums and escalated to executive management and Board as appropriate to ensure the correct level of visibility and engagement. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third-party suppliers to provide services, the Group’s sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.
Mitigating actions to the principal operational risks are:
•The threat landscape associated with cyber risk continues to evolve and there is significant regulatory attention on this subject. The Board continues to invest heavily to protect the Group from cyber-attacks. Investment continues to focus on improving the Group’s approach to identity and access management, improving capability to detect and respond to cyber-attacks and improved ability to manage vulnerabilities across the estate
•The Group continues to optimise its approach to IT and operational resilience by investing in technology improvements and enhancing the resilience of systems that support the Group's critical business processes, primarily through the technology resilience programme, with independent verification of progress on an annual basis
•The Group adopts a risk-based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. Fraud risk appetite metrics holistically cover the impacts of fraud in terms of losses to the Group, costs of fraud systems and operations, and customer experience of actual and attempted fraud. Oversight of the appropriateness and performance of these metrics is undertaken regularly through business area and Group-level committees. This approach drives a continual programme of prioritised enhancements to the Group’s technology and process and people related controls; with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group’s commercial interests and reputation, comply with legal requirements and meet regulatory requirements. The Group’s fraud awareness programme remains a key component of its fraud control environment, and awareness of fraud risk is supported by mandatory training for all colleagues. This is further strengthened by material annual investment into both technology and the personal development needs of colleagues. The Group also plays an active role with other financial institutions, industry bodies, and enforcement agencies in identifying and combatting fraud
•The Group has adopted policies and procedures designed to detect and prevent the use of its banking network for money laundering, terrorist financing, bribery, tax evasion, human trafficking, modern-day slavery and wildlife trafficking, and activities prohibited by legal and regulatory sanctions. Against a background of complex and detailed laws and regulations, and of continued criminal and terrorist activity, the Group regularly reviews and assesses its policies, procedures and organisational arrangements to keep them current, effective and consistent across markets and jurisdictions. The Group requires mandatory training on these topics for all employees. Specifically, the anti-money laundering procedures include ‘know-your-customer’ requirements, transaction monitoring technologies, reporting of

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
suspicions of money laundering or terrorist financing to the applicable regulatory authorities, and interaction between the Group’s Financial Intelligence Unit and external agencies and other financial institutions. The Anti-Bribery Policy prohibits the payment, offer, acceptance or request of a bribe, including ‘facilitation payments’ by any employee or agent and provides a confidential reporting service for anonymous reporting of suspected or actual bribery activity. The Sanctions and the Related Prohibitions Policy sets out a framework of controls for compliance with legal and regulatory sanctions
•In addition to its efforts internally the Group also contributes to fraud and financial crime prevention by supporting and championing industry level activity, including:
•Being a signatory to the industry code for Authorised Push Payment (APP) fraud, which has greatly increased consumer protection and the reimbursement of funds to victims
•Co-sponsorship the National Economic Crime Centre (NECC) Fusion Cell, which was established in response to the changing economic crime threat related to COVID-19
•Maintaining partnerships with key partners such as City of London Police, Trading Standards, Global Cyber Alliance and North East Business Resilience Centre
•Active membership of Stop Scams UK, designed to stop scams at source by bringing together partnership from various industry sectors
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
EXPOSURES
There are over 300 models in the Group performing a variety of functions including:
•capital calculation
•credit decisioning, including fraud
•pricing models
•impairment calculation
•stress testing and forecasting
•market risk measurement
As a result of the wide scope and breadth of coverage, there is exposure to model risk across a number of the Group’s principal risk categories.
Model risk has increased in 2020 due to the nature and uncertainty of the economic outlook, a result of the COVID-19 pandemic. The effect of government-led customer support initiatives have weakened established relationships between model inputs and outputs, reducing the ability to forecast using models alone. While underlying model drivers are expected to remain valid in the longer term, year-end impairment reporting contains a greater element of governed judgement that reflects current conditions.
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
This provides the basis for the Model Governance Policy, which defines the mandatory requirements for models across the Group, including:
•the scope of models covered by the policy
•model materiality
•roles and responsibilities, including ownership, independent oversight and approval
•key principles and controls regarding data integrity, development, validation, implementation, ongoing maintenance and revalidation, monitoring, and the process for non-compliance
The model owner takes responsibility for ensuring the fitness for purpose of the models and rating systems, supported and challenged by the independent specialist Group function.
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
MITIGATION
The Group undertakes a range of key mitigating actions to manage regulatory and legal risk. These include the following:
•The Board has established a Group-wide risk appetite and metric for regulatory and legal risk
•Group policies and procedures set out the principles and key controls that should apply across the business which are aligned to the Group risk appetite. Mandated policies and processes require appropriate control frameworks, management information, standards and colleague training to be implemented to identify and manage regulatory and legal risk
•Business units identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance
•Business units regularly produce management information to assist in the identification of issues and test management controls are working effectively
•Risk and Legal departments provide oversight, proactive support and constructive challenge to the business in identifying and managing regulatory and legal issues
•Risk department conducts thematic reviews of regulatory compliance and provides oversight of regulatory compliance assessments across businesses and divisions where appropriate
•Business units, with the support of divisional and Group-level teams, conduct ongoing horizon scanning to identify and address changes in regulatory and legal requirements
•The Group engages with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation
•The Group has adapted quickly to evolving regulatory expectations during the COVID-19 pandemic and has engaged with regulatory authorities throughout
MONITORING
Material risks are managed through the relevant divisional-level committees, with review and escalation through Group level committees where appropriate, including the escalation of any material regulatory breaches or material legal incidents.
STRATEGIC RISK
DEFINITION
Strategic risk is defined as the risk which results from:
•Incorrect assumptions about internal or external operating environments
•Failure to respond or the inappropriate strategic response to material changes in the external or internal operating environments
•Failure to understand the potential impact of strategic responses and business plans on existing risk types
EXPOSURES
The Group faces significant risks due to the changing regulatory and competitive environments in the financial services sector, with an increased pace, scale and complexity of change. Customers, shareholders and employees expectations continue to evolve and current societal trends are likely to be accelerated by the pandemic.
Strategic risks can manifest themselves in existing principal risks or as new exposures which could adversely impact the Group and its businesses.
In considering strategic risks, a key focus is the interconnectivity of individual risks and the cumulative effect of different risks on the Group’s overall risk profile.
The Group is working actively to implement a robust framework for the identification, assessment and quantification of strategic risks. This framework has been deployed as part of the recent strategic review and is being embedded into the Group's day to day business operations.
Further information on strategic risk drivers and their potential risk implications is outlined in the risk overview on pages 40 and 41.
MEASUREMENT
The Group assesses and monitors strategic risk implications as part of business planning and in its day to day activities, ensuring they respond appropriately to internal and external factors including changes to regulatory, macroeconomic and competitive environments. An assessment is made of the key strategic risks that are considered to impact the Group, leveraging internal and external information and the key mitigants or actions that could be taken in response.
Through 2021, a clear set of strategic risks, mitigants and controls will be embedded to meet divisional, legal entity and Group-wide objectives. The assessment and measurement will be supported by a quantitative risk assessment approach and underpinned by the Group's One Risk and Control Self-Assessment (One RCSA) framework. The Group's quantitative risk assessment will focus specifically on assessing the connectivity of inherent risks, which can magnify their impact and severity.
MITIGATION
The range of mitigating actions includes:
•Horizon scanning is conducted across the Group to identify potential threats, risks, emerging issues, opportunities and explore future trends
•The Group’s business planning processes includes formal assessment of the strategic risk implications of new business, product entries and other strategic initiatives
•The Group’s governance framework mandates individual's and committee’s responsibilities and decision making rights, to ensure that strategic risks are appropriately reported and escalated
MONITORING
A review of the Group’s strategic risks, which includes the risks to the current strategic review and the mitigating actions, is undertaken on an annual basis and the findings are reported to the Group and Board Risk Committees.
Risks, alongside their control effectiveness, are articulated and reported regularly to Group and Board Risk Committees.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INVESTMENT PORTFOLIO, MATURITIES, DEPOSITS
Financial assets at fair value through other comprehensive income and debt securities held at amortised cost
MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES
The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2020 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Financial assets at fair value through other comprehensive income
US treasury and US government agencies	—	—	626	0.2	1,373	5.8	—	—
Other government securities	55	3.6	4,279	1.4	6,519	1.3	1,434	2.9
Bank and building society certificates of deposit	—	—	—	—	—	—	—	—
Mortgage-backed securities	—	—	—	—	—	—	—	—
Other asset-backed securities	—	—	—	—	17	—	163	1.8
Corporate and other debt securities	1,405	2.1	9,807	1.2	1,723	2.0	—	—
Treasury and other bills	36	—	—	—	—	—	—	—
	1,496		14,712		9,632		1,597
Debt securities held at amortised cost
Mortgage-backed securities	—	—	1,645	0.8	—	—	401	0.6
Other asset-backed securities	12	—	—	—	1,594	0.8	7	3.9
Corporate and other debt securities	125	1.3	1,095	3.0	374	2.0	155	0.7
	137		2,740		1,968		563
MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS
The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2020. All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five but within fifteen years £m	Maturing after fifteen years £m	Total £m
Loans and advances to banks	8,206	2,544	2	—	10,752
Loans and advances to customers:
Mortgages	14,995	51,987	128,606	111,499	307,087
Other personal lending	1,708	7,213	1,522	14,920	25,363
Property companies and construction	5,761	12,652	9,351	3,393	31,157
Financial, business and other services	71,185	12,617	7,045	1,708	92,555
Transport, distribution and hotels	4,714	3,783	5,478	366	14,341
Manufacturing	2,204	1,523	1,110	119	4,956
Other	6,667	15,270	4,530	2,677	29,144
Total loans	115,440	107,589	157,644	134,682	515,355
Of which:
Fixed interest rate	77,389	53,672	98,074	91,728	320,863
Variable interest rate	38,051	53,917	59,570	42,954	194,492
	115,440	107,589	157,644	134,682	515,355

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
DEPOSITS
The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2020	2020	2020	2019	2019	2019	2018	2018	2018
IFRS	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %
Non-interest bearing demand deposits	117,384	96,516	—	80,951	74,906	—	74,218	72,913	—
Interest-bearing demand deposits	253,036	255,457	0.30	239,019	246,950	0.59	246,014	244,775	0.39
Other deposits	80,231	85,861	0.37	91,820	94,304	0.59	96,016	98,195	0.88
Total customer deposits	450,651	437,834	0.25	411,790	416,160	0.48	416,248	415,883	0.44
UNINSURED DEPOSITS
The following table gives details of Lloyds Banking Group’s customer deposits at 31 December 2020 which were not covered by any deposit protection scheme by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
Uninsured customer deposits	203,011	1,824	2,168	4,007	211,010
Total uninsured customer deposits have been calculated as the aggregate carrying value of the Group’s customer deposits less the insured deposit amounts as determined for regulatory purposes by the Group’s licensed deposit-takers, being those deposits eligible for protection under deposit protection schemes (principally the Financial Services Compensation Scheme in the UK). The maturity analysis for uninsured deposits has been estimated using the weighted-average maturity profile of the total customer deposits of each of the Group’s licensed deposit-takers.

MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
The Group is led by the Board comprising a Chair (who was independent on appointment), independent Non-Executive Directors and Executive Directors with a wide range of experience. The appointment of Directors is considered by the Nomination and Governance Committee and approved by the Board. Following the provisions in the articles of association, Directors must stand for election by the shareholders at the first annual general meeting following their appointment. In line with UK Corporate Governance best practice, all Directors are subject to annual re-election by shareholders at each annual general meeting thereafter. Independent Non-Executive Directors are appointed for an initial term of three years after which their appointment may continue subject to an annual review. Their appointment may be terminated, in accordance with statute and the articles of association, at any time with immediate effect and without compensation.
The Board meets regularly. In 2020, a total of 13 meetings were held.
The roles of the Chair, the Group Chief Executive and the Board and its governance arrangements, including the schedule of matters specifically reserved to the Board for decision, are reviewed annually. The matters reserved to the Board for decision include the approval of the annual report and accounts and any other financial statements; the payment of dividends; the long-term objectives of the Group; the strategies necessary to achieve these objectives; the Group’s budgets and plans; significant capital expenditure items; significant investments and disposals; the basis of allocation of capital within the Group; the organisational structure of the Group; the arrangements for ensuring that the Group manages risks effectively; any significant change in accounting policies or practices; the appointment of the Company’s main professional advisers (other than the auditors) and their fees (where significant); and the determination of Board and Committee structures, together with their size and composition.
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
The Chair has a private discussion at least once a year with each Director on a wide range of issues affecting the Group, including any matters which the Directors, individually, wish to raise.
There is an induction programme for all Directors, which is tailored to their specific requirements having regard to their specific role on the Board and their skills and experience to date.
The Directors and senior management of Lloyds Banking Group plc are:

NON-EXECUTIVE DIRECTORS
1. Robin Budenberg CBE Chair Age: 61 Chair of the Nomination and Governance Committee, and Member of the Remuneration Committee, the Responsible Business Committee and the Board Risk Committee
Appointed: October 2020 (Board), January 2021 (Chair) Skills, experience, and contribution:
Extensive financial services and investment banking experience
Strong governance and strategic advisory skills to companies and government
Regulatory, public policy and stakeholder management experience
Robin spent 25 years advising UK companies and the UK Government while working for S.G. Warburg/UBS Investment Bank, and was formerly Chief Executive and Chairman of UK Financial Investments (UKFI), managing the Government’s investments in UK banks following the 2008 financial crisis. He was awarded a CBE in 2015 for services to the taxpayer and the economy, and is a qualified Chartered Accountant.
External appointments: Chairman of The Crown Estate.

2. Alan Dickinson Deputy Chair and Senior Independent Director
Age: 70
Member of the Audit Committee, the Nomination and Governance Committee, the Remuneration Committee, the Responsible Business Committee and the Board Risk Committee

Appointed: September 2014 (Board), December 2019 (Senior Independent Director), May 2020 (Deputy Chair) Skills, experience, and contribution:
Highly regarded retail and commercial banker
Strong strategic, risk management and core banking experience
Regulatory and public policy experience
Alan has 37 years’ experience with the Royal Bank of Scotland, most notably as Chief Executive of RBS UK. Alan was formerly Chairman of Urban&Civic plc and of Brown, Shipley & Co. Limited, a Non-Executive Director and Chairman of the Risk Committee of the Nationwide Building Society and of Willis Limited, and a Governor of Motability. Alan is a Fellow of the Chartered Institute of Bankers and the Royal Statistical Society.
External appointments: Non-Executive Director of the England and Wales Cricket Board.

MANAGEMENT AND EMPLOYEES

3. Sarah Legg Independent Director Age: 53 Chair of the Audit Committee, and Member of the Responsible Business Committee and the Board Risk Committee
Appointed: December 2019 Skills, experience, and contribution:
Strong financial leadership and regulatory reporting skills
Significant audit and risk experience in financial leadership
Strong transformation programme experience
Sarah has spent her entire career in financial services with HSBC in finance leadership roles. She was the Group Financial Controller, a Group General Manager, and also Chief Financial Officer for HSBC’s Asia Pacific region. She also spent 8 years as a Non-Executive Director on the board of Hang Seng Bank Limited, a Hong Kong listed bank.
External appointments: Chair of the Campaign Advisory Board, King’s College, Cambridge University and Honorary Vice President of the Hong Kong Society for Rehabilitation.

4. Lord Lupton CBE Independent Director and Chair of Lloyds Bank Corporate Markets plc Age: 65 Member of the Responsible Business Committee and the Board Risk Committee
Appointed: June 2017 Skills, experience, and contribution:
Extensive international corporate experience, especially in financial markets
Strong board governance experience, including investor relations and remuneration
Regulatory and public policy experience
Significant experience in strategic planning and implementation
Lord Lupton was Deputy Chairman of Baring Brothers, co-founded the London office of Greenhill & Co., and was Chairman of Greenhill Europe. He is a former Treasurer of the Conservative Party and became a Life Peer in October 2015, serving on the House of Lords Select Committee on Charities.
External appointments: Senior Advisor to Greenhill Europe, a Trustee of The Lovington Foundation and Chairman of the Board of Visitors of the Ashmolean Museum.

5. Amanda Mackenzie OBE Independent Director Age: 57 Member of the Remuneration Committee, the Responsible Business Committee and the Board Risk Committee
Appointed: October 2018 Skills, experience, and contribution:
Extensive experience in responsible business
Considerable customer engagement experience
Strong digital technology experience
Significant marketing and brand background
Amanda was a member of Aviva's Group Executive for 7 years as Chief Marketing and Communications Officer and was seconded to help launch the United Nation’s Sustainable Development Goals. She is also a former Director of British Airways AirMiles, BT, Hewlett Packard Inc and British Gas.
External appointments: Chief Executive of Business in the Community, The Prince's Responsible Business Network.

6. Nick Prettejohn Independent Director and Chair of Scottish Widows Group Age: 60 Member of the Audit Committee, the Nomination and Governance Committee and the Board Risk Committee
Appointed: June 2014 Skills, experience, and contribution:
Deep financial services and regulatory knowledge and experience
Governance experience and strong leadership qualities
Significant experience in strategic planning and implementation
Nick has served as Chief Executive of Lloyd’s of London, Prudential UK and Europe, and was Chairman of Brit Insurance. He is a former Non-Executive Director of the Prudential Regulation Authority and of Legal & General Group Plc as well as Chairman of the Financial Services Practitioner Panel and the Financial Conduct Authority’s Financial Advice Working Group.
External appointments: Chairman of the board of Reach plc, Chairman of the charity Prisoners Abroad and a member of the board of Opera Ventures.

MANAGEMENT AND EMPLOYEES

7. Stuart Sinclair Independent Director
Age: 67
Chair of the Remuneration Committee, and Member of the Nomination and Governance Committee, the Responsible Business Committee and the Board Risk Committee.

Appointed: January 2016 Skills, experience, and contribution:
Extensive experience in retail banking, insurance and consumer finance
Significant experience in strategic planning and implementation
Experience in consumer analysis, marketing and distribution
Stuart is a former Non-Executive Director of TSB Banking Group plc, LV Group and Virgin Direct. He was previously the Interim Chairman of Provident Financial plc, Senior Independent Director of Swinton Group and of QBE and a Council Member, Chatham House. In his executive career, he was President and Chief Operating Officer of Aspen Insurance, President of GE Capital China, Chief Executive Officer of Tesco Personal Finance and Director of UK Retail Banking at the Royal Bank of Scotland.
External appointments: Chairman of International Personal Finance plc and of Willis Limited.

8. Sara Weller CBE Independent Director
Age: 59
Chair of the Responsible Business Committee, and Member of the Nomination and Governance Committee, the Remuneration Committee and the Board Risk Committee

Appointed: February 2012 Skills, experience, and contribution:
Background in retail and associated sectors, including financial services
Strong board governance experience, including investor relations and remuneration
Considerable experience of boards at both executive and non-executive level
Passionate advocate of customers, the community and financial inclusion
Sara’s previous appointments include Managing Director of Argos, various senior positions at J Sainsbury plc, Lead Non-Executive Director at the Department for Work and Pensions, a Non-Executive Director of United Utilities Group as well as a number of senior management roles for Abbey National and Mars Confectionery.
External appointments: Non-Executive Director of BT Group plc, Chair of the Remuneration Committee, New College, Oxford and a Trustee of Lloyds Bank Foundation for England & Wales.

9. Catherine Woods Independent Director Age: 58 Chair of the Board Risk Committee, and Member of the Audit Committee and the Remuneration Committee
Appointed: March 2020 Skills, experience, and contribution:
Extensive executive experience of international financial institutions
Deep experience of risk and transformation oversight
Strong focus on culture and corporate governance
Catherine is a former Deputy Chair and Senior Independent Director of AIB Group plc where she also chaired the Board Audit Committee. In her executive career with J P Morgan Securities, she was Vice President, European Financial Institutions, Mergers and Acquisitions, and Vice President Equity Research Department, forming the European Banks Team.
External appointments: Non-Executive Director of Beazley plc and Chair of the re-insurance and European insurance subsidiary, Beazley Insurance. Non-Executive Director and Deputy Chair of BlackRock Asset Management Ireland Limited.

MANAGEMENT AND EMPLOYEES

EXECUTIVE DIRECTORS
10. António Horta-Osório Executive Director and Group Chief Executive Age: 57
Appointed: January 2011 (Board), March 2011 (Group Chief Executive) Skills, experience, and contribution:
Extensive experience in and understanding of both retail and commercial banking
Drive and commitment to customers
Proven ability to build and lead strong management teams
António previously worked for Citibank and Goldman Sachs and held various senior management positions at Grupo Santander before becoming its Executive Vice President and member of the Group’s Management Committee. He was Chief Executive of Santander UK.
External appointments: Non-Executive Director of EXOR N.V., Fundação Champalimaud and Sociedade Francisco Manuel dos Santos in Portugal, a member of the board of Stichting INPAR Management/Enable and Chairman of the Wallace Collection.

11. William Chalmers Executive Director and Chief Financial Officer Age: 52
Appointed: August 2019 Skills, experience, and contribution:
Significant board level strategic and financial leadership experience
Strategic planning and development, mergers and acquisitions, equity and debt capital structuring and risk management
William has worked in financial services for over 25 years, and previously held a number of senior roles at Morgan Stanley, including Co-Head of the Global Financial Institutions Group and Head of EMEA Financial Institutions Group. Before joining Morgan Stanley, William worked for JP Morgan, again in the Financial Institutions Group.
External appointments: None.

1Sara Weller plans to retire as a Non-Executive Director at the AGM in 2021.
2António Horta-Osório will step down as Group Chief Executive and as a Director with effect from 30 April 2021. Subject to regulatory approval, Charlie Nunn's appointment as Group Chief Executive and Executive Director will start on 16 August 2021. William Chalmers, Chief Financial Officer, will, subject to regulatory approval, take on the role of acting Group Chief Executive in addition to his ongoing responsibilities, with a range of measures put in place to provide appropriate support.
EMPLOYEES
As at 31 December 2020, the Group employed 61,576 people (on a full-time equivalent basis), compared with 63,069 at 31 December 2019 and 64,928 at 31 December 2018. At 31 December 2020, 60,802 employees were located in the UK, 445 in continental Europe, 263 in the Americas, and 66 in the rest of the world. At the same date, 32,704 people were employed in Retail, 6,323 in Commercial Banking, 4,602 in Insurance and Wealth, and 17,947 in other functions.
The Group has Codes of Responsibility which apply to all employees. The Codes of Responsibility can be found at: www.lloydsbankinggroup.com/who-we-are/responsible-business.html.

COMPENSATION
Directors' remuneration report
Remuneration Committee Chair's statement

In this unprecedented year, we continue to strive for a simple reward package with clear alignment to our purpose that rewards and drives the right behaviours and outcomes.
Stuart Sinclair
Chair, Remuneration Committee

Q. How has the Remuneration Committee and the Group supported colleagues through Covid-19?
We committed to colleagues that we would support them during this unprecedented time. Our priority was to take away as much uncertainty as possible when it came to work, their families and remuneration. This at times meant making some difficult but important decisions, but ones we feel were in the interest of shareholders, colleagues and the communities we serve.
The Group is continuing to provide support on mental and physical wellbeing as well as continuing to pay colleagues their full salary, no matter how the outbreak affects what they do for the Group or what their personal circumstances are.
In July, 40,000 predominantly customer-facing colleagues, received a £250 award to say thank you for the support and to recognise the incredible commitment shown to our customers and communities throughout the pandemic.

Q. How have we responded to shareholder concerns following the 2020 AGM?
During 2020 in total we engaged with shareholders representing more than 60 per cent of our register, as well as the proxy agencies, including both those who voted 'for' and 'against' our remuneration resolutions at the 2020 AGM.
I am very grateful to shareholders for their engagement on a broad range of remuneration issues including our new Policy. Following extensive and productive discussions additional clarity has been provided regarding the discount applied to the Long Term Share Plan (LTSP), as well as detail regarding our simplified balanced scorecard for 2021.

Remuneration Content
•Chair's statement pages 106 - 107 •Remuneration at a glance page 108 •Engaging with our shareholders and responding to feedback pages 109 - 110

Dear Shareholder
On behalf of the Board we are pleased to present the Directors’ Remuneration Report for the year ended 31 December 2020.
The unprecedented events of 2020 and the impact of the coronavirus pandemic have led the Remuneration Committee to make decisions on remuneration outcomes that reflect the experiences of our customers, colleagues and shareholders. We recognise the need for restraint in the remuneration outcomes for Executive Directors and other senior colleagues, while ensuring additional support was targeted toward our customer-facing colleagues in recognition of their tremendous efforts in continuing to support our customers.
As we move into the next phase of the Group’s strategy, we recognise more than ever the need to incentivise and retain critical talent while maintaining a direct alignment to the experience of our shareholders and responding to the broader societal challenges we face.
2020 – an unprecedented year
We knew as the pandemic developed that in order to support our customers in the best possible way, we would first need to support our colleagues through the uncertainty that they were facing. We therefore confirmed in March 2020 that all colleagues would continue to be paid in full, no matter how the pandemic affected them. This meant that colleagues who were sick or shielding and unable to work at all, or had to change their working arrangements for caring responsibilities or their personal wellbeing, were able to do so whilst continuing to be paid and receiving the support they needed.
Members of our Group Executive Committee confirmed in April 2020 that, regardless of Group and individual performance through the remainder of 2020, they would waive their right to be considered for a bonus award; an early decision that the Committee welcomed.
Consistent with the framework set by the Remuneration Committee at the start of the year, the impact of the pandemic on our financial results means that there will be no annual bonus pool (Group Performance Share) for 2020 as the profit threshold has not been met. Full details are provided on page 112. In keeping with our approach to timely, open and honest communication with colleagues, we communicated this outcome

2020 IN SUMMARY
•There are no annual bonus (Group Performance Share) awards for 2020
•Group Chief Executive total remuneration is down 22 per cent year on-year
•We have protected the total remuneration for our lowest paid colleagues and are awarding above‑inflation pay increases in April 2021
•All eligible colleagues will receive a £400 recognition share award
•2018 Executive Group Ownership Share vesting at 33.75 per cent reflecting strong strategic progress in December 2020. This outcome is in no way reflective of the hard work, commitment and sacrifice our colleagues have made throughout the year to keep our business running and help our customers.
The Remuneration Committee acknowledges that colleague reward was considerably affected by external factors in 2020 and intends that for fairness, just as colleague awards absorbed the impact of the fall in profitability, they should participate in any recovery in profitability in 2021.
Our wider workforce
Measured against our core principle of ensuring there is fairness in our remuneration structure, the Remuneration Committee has paid particular regard to the impact its decisions have had for all colleagues. We made an above inflation pay award to our lowest paid colleagues in April 2020, and paid a one-off £250 cash recognition award to nearly 40,000 predominantly customer-facing colleagues in July 2020. This means for almost half of our colleagues, their total remuneration has stayed flat from 2019 to 2020 despite the absence of any bonus pool.
For the April 2021 pay review, the average pay award for our lowest-paid colleagues will be 1.7 per cent and up to 2.2 per cent again, above inflation. There are no increases for Executive Directors.
To recognise further the considerable role that all colleagues have played in supporting customers in 2020, and the part they will play in delivering the next phase of the Group’s strategy, every permanent eligible colleague across the Group will receive a £400 share award. These free shares that vest after three years ensure that each and every colleague has a personal interest in the longer-term success of the Group.

COMPENSATION
Executive Director remuneration decisions and outcomes
The Remuneration Committee considers the need for significant restraint in respect of remuneration outcomes. There are no pay increases proposed for Executive Directors and only limited awards made to other senior colleagues where they are paid below market rate, creating a retention risk.
In order to ensure the continued long-term motivation and retention of key staff the Remuneration Committee supported making awards under the new Long Term Share Plan (LTSP) introduced at the AGM in May 2020. The LTSP is subject to underpins for three years, with vesting spread between the third and seventh anniversary of award for Executive Directors.
Awards will be granted to a small number of senior colleagues, to ensure there is alignment to shareholder experience and retain critical talent through the next phase of the Group’s strategic delivery. In deciding to make the LTSP awards, the Remuneration Committee has taken into account the Group’s performance during 2020 (as set out in full on pages 112 to 113 and the current share price.
The Remuneration Committee carefully considered the impact of a lower share price on award sizes in assessing the ‘pre-grant test’ as outlined and explained in more detail on page 109. The decision has been taken that adjusting awards upfront for a potential increase in the share price over time would not be appropriate, but instead took the decision that the level of LTSP awards should be reduced by 40 per cent to reflect the Group’s performance in 2020, the current share price and the wider experience of shareholders.
This in-year adjustment applies in addition to the 50 per cent discount applied from the previous long term incentive plan as explained on page 109. In making this assessment, the Committee reviewed the scorecard outcome (see pages 112 to 113) and took into account the fact that while there has been weak performance against financial metrics set before the true impact of the pandemic was known, the overall performance against customer and other non-financial metrics is strong. In particular, the Committee considered that risk and conduct have been adequately reflected in the scorecard outcome and the Group has lived up to its ambition to be the Best Bank for Customers, as evidenced by performance against the Customer and Conduct dimension of the scorecard, and materially lower conduct-related costs for 2020. The purpose of the LTSP is to reward long-term performance rather than short-term financial outcomes.
There is no LTSP award for the Group Chief Executive as he will leave the Group in April 2021. In setting the award size for the Chief Financial Officer, the Remuneration Committee considered the award range for normal performance of 125 per cent to 150 per cent (see page 124) and considered an award of 125 per cent was appropriate to reflect Group and individual contribution in
2020 (see page 113) alongside the need to incentivise delivery of the next phase of strategy aligned to long-term shareholder returns. A further adjustment of 40 per cent was applied to scale the award in line with the overall budget for LTSP awards, resulting in a final award of 75 per cent of salary for the Chief Financial Officer. This adjustment ensures there is a consistent approach applied for all recipients of LTSP awards and supports a ‘one team’ ethos across the Group’s senior management team.
Full details of the 2021 LTSP award, including the factors supporting the pre-grant assessment and the underpins that apply, are included on page 124.
The Remuneration Committee has been mindful that in-flight awards made under the Group Ownership Share plan for performance in 2019 to 2020 remain in place (and will run until the end of 2022) and the Committee has confirmed that there has not been, nor will be, any softening of the performance measures for these awards despite the unprecedented impact of external events and economic volatility. Under these circumstances, we believe that re-alignment of these targets would compromise the alignment of these awards with the interests of our shareholders.
Strong delivery of the non-financial measures in the Executive Group Ownership Share awards made in 2018 resulted in vesting at 33.75 per cent as shown in the table on page 115.
Board changes
With the departure of the Chief Operating Officer in September 2020 and the announcement of the Group Chief Executive’s retirement in 2021, supporting the Board in the search for a new Chief Executive has been a significant focus for the Remuneration Committee.
The Committee was mindful of the need to keep narrowing the gap in total remuneration between Executive Directors and the wider workforce, while not compromising on the quality of the candidate pool. The total maximum reward package for the new Group Chief Executive has therefore been reduced by approximately 20 per cent from the current Directors’ Remuneration Policy maximum that was approved at the 2020 AGM and is a total reduction of over 40 per cent from the Policy in force until as recently as 2019.
Each component of the package for the new Group Chief Executive, Charlie Nunn, has been set in accordance with the approved Policy.
Responding to shareholder feedback and the challenges ahead
In addition to our deliberate efforts to support and reward our colleagues during this unprecedented time, 2020 has also marked the first year of implementation of our updated Directors’ Remuneration Policy. We welcomed receiving majority votes in support of both the Policy and Long Term Share Plan, though recognise that there were a significant number of votes opposing both these resolutions. As a result, we have consulted widely on the changes we are making to the implementation of the approved Policy in 2021 and thank those shareholders and proxy agencies that we have met for their feedback.
When designing the new Policy, we thought carefully about how we could achieve our core aim of creating a simple reward package with clear alignment to our Group's purpose and shareholders’ interests. On page 109 under ‘Engaging with our shareholders and responding to feedback’, we explain the main feedback received and our response.
In particular, I would like to draw your attention to the new approach to the Group balanced scorecard on page 110 where I hope you will agree we have taken on board specific feedback that we should have fewer and simpler quantitative metrics that have clear alignment to the purpose of the Group and shareholders’ interests. We have also responded to feedback that there should be specific and identifiable measures of performance against our inclusion and diversity objectives (in support of our ethnic and gender diversity goals) and our long-term sustainability agenda.
We know that 2021 will not be a normal year as we start delivering on our revised strategy and Help Britain Recover, while adapting to the changing needs of our customers, colleagues and societal expectations resulting from the pandemic. We believe that our balanced scorecard for 2021, which will drive the reward outcomes for our whole Group Executive Committee, not just the Group Chief Executive, ensures that management is focused as ‘one team’ on the right behaviours and delivering sustainable results.
Together with my Committee members, I look forward to hearing your views on the remuneration arrangements outlined in the report and hope we will receive your support at the upcoming AGM.

On behalf of the Board

Stuart Sinclair
Chair, Remuneration Committee

COMPENSATION
2020 Remuneration at a glance

Our remuneration package
The below summarises the different remuneration elements for Executive Directors.
Base Salary
To support the recruitment and retention of Executive Directors of the calibre required to develop and deliver the Group's strategic priorities.
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
Pension
To provide cost effective and market competitive retirement benefits, supporting Executive Directors in building long-term retirement savings.
Benefits
To provide flexible benefits as part of a competitive remuneration package.
Group Performance Share (Bonus)
To incentivise and reward the achievement of the Group's annual financial and strategic targets whilst supporting the delivery of long term superior and sustainable returns.
Long Term Share Plan
Long term variable reward opportunity to align executive management incentives and behaviours to the Group's objectives of delivering long-term superior and sustainable returns. The Long Term Share Plan will incentivise stewardship over a long time horizon and promote good governance through a simple alignment with the interest of shareholders. This replaces Group Ownership Share Plan/LTIP.

2020 Group Performance Share (GPS) Pool

	£0m	Underlying profit of £2.2bn was below the threshold required under our GPS plan rules and so has resulted in no GPS (bonus) pool being payable in respect of 2020 full year performance.

2020 Group Balanced Scorecard performance

3.13
Group balanced scorecard performance: Despite the challenging economic conditions and the resulting impact on our financial measures, our Group balanced scorecard reflects an otherwise resilient performance with the score being marginally down on the prior year score of 3.20. Further details can be found on page 112.

2021 Long Term Share Plan

The Remuneration Committee decided to make an award under the 2021 Long Term Share Plan to the Chief Financial Officer. In setting the award size the Remuneration Committee considered an award of 125 per cent was appropriate to reflect Group and individual contribution in 2020 (see page 114). A further adjustment of 40 per cent was applied, resulting in a final award of 75 per cent of salary for the Chief Financial Officer.
For additional information see page 124.

COMPENSATION
Engaging with our Shareholders and responding to feedback

We gained support at the 2020 AGM for the amendments we made to our Directors’ Remuneration Policy and welcomed the majority votes for both the Policy and Long Term Share Plan (LTSP). The Policy became effective for 2020 however we recognise that there were a significant number of votes opposing these resolutions indicating that there were concerns with some aspects of our policy’s design.
During 2020 we engaged with shareholders representing more than 60 per cent of our register, which has provided us with a thorough indication of the main areas of concern to reflect on. We value the opinions of all our stakeholders and thank all our shareholders, regulators, Unions and others for their input and collaboration. As a result we have made some key changes to how we intend to implement the Policy in 2021 and beyond that seek to address these concerns and continue to support our aim of delivering a simple reward package with clear alignment to the Group’s purpose. The main concerns related to the new Long Term Share Plan and also a simpler performance assessment approach with clear alignment to reward outcomes.

1. THE NEW LONG TERM SHARE PLAN
The discount applied to the new LTSP award
A number of shareholders expressed concern over the way in which the discount of 50 per cent from the previous Group Ownership Share (GOS) was applied to reach the maximum opportunity under the new plan. Under the previous GOS plan, the Remuneration Committee had the right to grant an award of up to 400 per cent in exceptional circumstances (for example, in the context of hiring a new CEO), or where individual performance had been deemed exceptional, and therefore the normal maximum award level under the GOS plan was 300 per cent. We acknowledge that a 50 per cent discount from that level would mean that the LTSP policy should provide for a normal maximum award of no more than 150 per cent.
We have confirmed that the maximum opportunity for the Group Chief Executive will be 150 per cent of salary not 200 per cent. Our Policy maximum will continue to be 200 per cent, however any awards made above 150 per cent of salary would be reserved for truly exceptional circumstances only, and with clear justification.

The inclusion of the pre-grant test
A number of shareholders expressed confusion over the need for, and operation of, the pre-grant test to determine LTSP award levels, particularly as other companies have recently introduced restricted share plans that do not include this feature.
Under the regulatory requirements that apply to large UK banks, in order for variable remuneration to count within the ‘bonus cap’ for the year of grant it must include in some way a measure of the performance of the year of grant, among other gateways which will normally be conduct risk and customer outcomes. Under the GOS plan, this resulted in the possibility of awards to the Group Chief Executive being lower than 300 per cent, notably for 2019 when to reflect the reduction in statutory profit his award was reduced to 250 per cent. We will reflect this approach under the LTSP, with awards, subject to appropriate gateways, expected to be in the range of 125 per cent to 150 per cent as shown in the table below.
When considering the use of discretion in conjunction with the balanced scorecard assessment, the Committee will consider the following key questions:

•Do the Group’s financial results and capital position adequately reflect risk, conduct and any other non-financial considerations?
•Has the Group suffered a serious conduct event or has severe reputational damage arisen from the Group not living its values?
•Has the bank lived up to its ambition to be the Best Bank for Customers?
These same questions are repeated at vesting to ensure that performance has been sustainable, and nothing has subsequently arisen that would give a different outcome if known at the point of award.

The use of the balanced scorecard in determining LTSP awards
The balanced scorecard will continue to play a role, however the long-term focus of this plan means that there would be only limited variability in the size of the award based on performance in the year of grant. We expect that this approach will provide greater clarity to the way in which awards are determined, whilst bringing it closer to the ‘restricted share’ model and reflecting regulatory requirements. We are now focusing on how we can improve the simplicity and transparency of the way in which the pre-grant test is set out as outlined above.
The following table provides an indication of scorecard performance outcomes and resulting LTSP awards. The Remuneration Committee will use this as a guide although will make any discretionary adjustment to the final grant size based on factors that are considered important outside of the scorecard.

For 2021 LTSP awards, performance was measured against the 'old style' scorecard for 2020, as outlined in full on page 112. The Remuneration Committee considered that the performance outcome was at the lower end of the range of normal performance (a score of 3 to 4) and accordingly set the award at 125 per cent before adjusting for other factors in the pre-grant assessment, as outlined on page 124. By comparison, the award for similar performance in 2019 under the GOS was 250 per cent, demonstrating a real discount of 50 per cent has been applied.

Scorecard outcomes
Performance outcome	0% - 50%	50% - 100%
All LTSP grant (up to % of Base Salary)	0% - 125%	125% - 150%*
*Awards above 150 per cent and up to 200 per cent in line with Policy maximum reserved for exceptional circumstance or exceptional performance for all eligible colleagues other than the incoming Group Chief Executive who has agreed to cap his maximum award at 150 per cent of salary.

COMPENSATION

2. A SIMPLE PERFORMANCE ASSESSMENT APPROACH WITH CLEAR ALIGNMENT TO REWARD OUTCOMES
We know that most shareholders would like to see further simplification of the balanced scorecard and the way in which variable pay awards are decided, with greater weighting to financial performance.
As the Group moves towards a new strategic phase, we have thought carefully about how we should design a new, simplified balanced scorecard, with the objective of having simple metrics that incentivise the right behaviours and results.
Clearer alignment to purpose
Consistent feedback suggested the structure of our balanced scorecard with 15 equally weighted measures, made it difficult for shareholders to determine how these measures clearly linked to the Group’s strategy and performance. Providing equal weighting to all measures was criticised, with the view that some measures, in particular the core financial measures, should have greater influence on reward outcomes. We have thought hard about the right choice and balance of measures for 2021 and have consulted with a large proportion of shareholders and other stakeholders to get input into the design. As a result, we have significantly reduced the number of measures and rebalanced the scorecard to ensure there is a clear weighting between financial and non‑financial metrics while appropriately capturing ESG and customer dimensions. In addition all measures are subject to consideration of risk and conduct.
The targets and the level of performance achieved, will be disclosed in the 2021 Annual Report and Accounts.

Greater transparency to substantiate our performance assessment
We have always tried to be as transparent as possible to disclose all our Group scorecard measures and what would be required to meet threshold or maximum performance.
We accept however that the presentation of our scorecard outputs in the past has made it difficult for our shareholders to comfortably come to the same performance conclusion as the Remuneration Committee using simply the level of information previously disclosed. This is particularly the case where internally‑facing measures have been used.
Moving forward we would like to present a far more qualitative disclosure to support our predominantly quantitative metrics, to provide key insights into how the Remuneration Committee has chosen certain measures and how performance has been assessed.
We hope you find the disclosure of our old style 2020 balanced scorecard assessment on page 112 has improved in this regard and we will continue to focus on improving the quality of our disclosure in the 2021 Annual Report and Accounts when the new scorecard structure is presented in full.

Clearer pay for performance alignment
We hope the proposed changes will be supported by our shareholders as they will provide further clarity that performance outputs and GPS and LTSP award outcomes directly align. However, we have also accepted the feedback that the four step approach we have used to go from a Group balanced scorecard score to a final award as a percentage of maximum for our Executive Directives could be simplified further.
For 2021, all Executive Directors and the Group Executive Committee will be assessed based on the same single Group balanced scorecard.
This supports a 'one team' ethos in the Group's leadership team. GPS awards as a percentage of maximum will then directly correlate to final performance outcomes. The Remuneration Committee will continue to be able to use their discretion to adjust awards should they believe other factors outside of the scorecard measures should be considered when determining a final award and we will always disclose this rationale as part of the remuneration report. This judgment may include consideration of performance against personal and business area objectives and long‑term strategic ambitions.

Our 2021 Balance Scorecard
Risk/Conduct
Financial (50%)
Delivery of core financial measures is key to the sustainability of our business and to delivering long-term shareholder value. We have therefore increased the weighting for Financial measures from 33 per cent to 50 per cent and each of the three simple measures chosen for 2021 will have their own individual weighting for additional transparency on pay for performance alignment.
		Measure	Weighting	Quantitative
		Statutory Profit After Tax	20%	Yes
		Statutory ROTE	20%	Yes
		Operating Costs (excl. remediation)	10%	Yes

Strategic (50%)
As the Group moves into a new strategic phase (see page 5 for full details), focussed in 2021 on our ‘Helping Britain Recover’ priorities, we have chosen four measures that we consider best demonstrate delivery against and alignment to our strategic ambitions.
We have consulted widely on the use of ESG metrics and whether these should be captured within our overall strategy or separately identifiable. On balance, we have determined that these measures should be separately identified and quantifiable to ensure we are specifically held to account for delivery against these factors. For 2021, we believe this focus should be ensuring management delivers its commitments centred around making the Group an inclusive and diverse workplace and our journey toward delivering zero carbon operations by 2030. We expect the specific measures for these commitments to evolve over time, most notably to reflect our increasing role in supporting the UK’s climate change goals.
		Measure	Weighting	Quantitative
	Helping Britain Recover	Reducing operational carbon emissions	7.5%	Yes
		Increasing our gender and ethnic representation in senior roles	7.5%	Yes
		Group Customer Dashboard – our assessment of how effectively we are serving customers across all brands, products and services	25%	Yes
		Colleague engagement – our performance relative to external benchmark scores	10%	Yes

COMPENSATION
2020 Annual report on remuneration
EXECUTIVE DIRECTOR SINGLE TOTAL FIGURE OF REMUNERATION

£000	António Horta-Osório		William Chalmers		Juan Colombás		Totals
	2020	2019	2020	2019	2020	2019	2020	2019
Base salary	1,295	1,269	807	331	572	795	2,674	2,395
Fixed Share Award	1,050	1,050	504	252	357	497	1,911	1,799
Benefits	159	166	45	19	71	74	275	259
Pension	194	419	121	83	85	199	400	701
Total Fixed Pay	2,698	2,904	1,477	685	1,085	1,565	5,260	5,154
Group Performance Share[1]	—	—	—	81	—	—	—	81
Long-term Incentive[2,3]	740	1,518	—	—	384	843	1,124	2,361
Total Variable Pay	740	1,518	—	81	384	843	1,124	2,442
Other remuneration[4]	2	2	—	—	—	1	2	3
Buy out	—	—	—	4,378	—	—	—	4,378
Total remuneration	3,440	4,424	1,477	5,144	1,469	2,409	6,386	11,977
Less: Performance adjustment	—	—	—	—	41[5]	—	41[5]	—
Total remuneration less buy-outs and performance adjustment	3,440	4,424	1,477	766	1,428	2,409	6,345	7,599
1The Remuneration Committee set a policy at the start of 2020 that if Underlying Profit was 20 per cent below target, no GPS awards would be payable. The Group’s underlying profit was £2.2bn, 62 per cent below the £5.7bn target. The threshold was not met and therefore there are no GPS awards for 2020 performance.
2The 2018 Group Ownership Share (GOS) vesting (see page 123) at 33.75 per cent was confirmed by the Remuneration Committee at its meeting on 19 February 2021. The total number of shares vesting were 2,269,762 for António Horta-Osório and 1,177,883 shares vesting for Juan Colombás. This award was pro-rated to reflect Juan Colombás leaving date. The average share price between 1 October 2020 and 31 December 2020 32.62 pence has been used to indicate the value. No part of the reported value is attributable to share price appreciation. Shares were awarded based on a Share price of 68.027, as regulations prohibited the payment of dividend equivalents on awards in 2018 and subsequent years, the number of Shares subject to award was determined by applying a 25 percentage discount factor to the Share price on award, as previously disclosed.
3LTIP and dividend equivalent figures for 2019 have been adjusted to reflect the share price on the date of vesting (6 March) 49.48 pence instead of the average price 59.34 pence reported in the 2019 report.
4Other remuneration payments comprise income from all employee share plans, which arises through employer matching or discounting of employee purchases.
5In June 2020, the Financial Conduct Authority (FCA) fined the Group for failures in relation to the handling of mortgage customers in payment difficulties or arrears. As a result, the Committee decided to apply a performance adjustment in respect of bonuses awarded to the Chief Risk Officer (among other senior colleagues) from 2011 to 2015 given his ultimate oversight. The number of shares adjusted was 68,536, and the value shown is calculated using the relevant deferred bonus award share price for each respective year.
PENSION AND BENEFITS

Pension/Benefits	António Horta-Osório	William Chalmers	Juan Colombás
	2020	2020	2020
Cash allowance in lieu of pension contribution	194,201	121,028	85,456
Car or car allowance	12,000	12,000	8,636
Flexible benefits payments	50,772	31,798	23,848
Private medical insurance	20,980	1,130	20,980
Tax preparation	39,600	—	14,640
Transportation (Chauffeur)	35,908	—	3,358
Subtotal for Total Benefits less pension	159,260	44,928	71,462
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
The EFRBS was subject to performance conditions and it provided for a percentage of the Group Chief Executive's base salary or reference salary in the 12 months before retirement or leaving. No additional benefit is due in the event of early retirement. The rate of pension accrued in each year depended on, share price conditions being met. In March 2019, the Group Chief Executive asked that his defined benefit pension be based on a percentage of his pensionable salary in 2014. The total pension due is now fixed at 6 per cent of his 2014 reference salary of £1,220,000, or £73,200.
There are no other Executive Directors with defined benefit pension entitlements.
Under terms agreed when joining the Group, Juan Colombás is entitled to a conditional lump sum benefit of £718,996 on reaching normal retirement age of 65.

COMPENSATION
CALCULATING THE 2020 GROUP PERFORMANCE SHARE OUTCOME
There are no Group performance share awards payable in respect of 2020 performance

STEP 1	STEP 2
Underlying profit threshold
•The threshold below which no Group Performance Share awards were payable remained set at 20 per cent below target Underlying Profit.
•The Group’s underlying profit was £2.2bn, 62 per cent below the £5.7bn target set at the start of 2020.
•The threshold was not met and therefore there are no GPS awards for 2020 performance.

STEP 1	STEP 2
Measurement of performance against balanced scorecard objectives
•Regardless of the Group’s performance against 2020 balanced scorecard objectives, no GPS awards will be payable to colleagues or Executive Directors as per step 1, but in the interest of transparency, the 2020 balanced scorecard performance assessment is disclosed below.
•Individual awards for Executive Directors would have been determined through the assessment of individual performance using the Group balanced scorecard for the Group Chief Executive, or Divisional balanced scorecards for the Chief Financial Officer and Chief Operating Officer in conjunction with an assessment of their personal contribution and proactive management of any risk and conduct issues.
•A score of 1 – 5 is attributed to each scorecard measure based on its performance relative to target, resulting in an overall score ranging from a minimum of 1 to a maximum of 5, and hence with 3 being classed as ‘at target’.

2020 Group balanced scorecard
15 equally weighted measures
Financial measures Weighting 33%
Measure	Target performance	Actual performance	Performance score	Performance commentary	Total block score
Cost: Income Ratio: Total Cost as a % of net income	48.2%	55.3%	1	The Finance measures were heavily impacted by COVID-19 and the resulting economic downturn, resulting in income being £2.1bn below budget.	1.40
Statutory Profit after tax: Statutory measure of Group profitability after costs incl. tax	£4,677m	£1,387m	1	The most significant impact is seen in the impairment charge of £4.3billion, which includes £2.9billion not in budget.
Capital Build: Basis points of capital build (excl. intangibles)	181bps	129bps	1	The Group’s balance sheet remains strong, with capital build of 129bps before dividend accrual (excluding any benefit from the revised treatment of intangible software assets or reversal of the FY2019 dividend) and CET1 ratio remaining well ahead of regulatory requirements.
Statutory Return on Tangible Equity: Statutory measure of shareholder value creation	12.6%	3.7%	1	The Return on Tangible Equity was impacted by COVID-19 in terms of both lower income and higher impairment charges as the economic outlook deteriorated.
Investment Performance: Measures the Group’s investment portfolio through 3 lenses of Benefits, Cost and Delivery	11	8	3	The Investment Performance measure was impacted by the Group’s decision to re-prioritise the investment portfolio and divert resources to support the response to the pandemic.

COMPENSATION

Customer measures Weighting 33%
Chosen to align to our KPI's and strategic objective of delivering a leading customer experience. Inclusion of performance against our Helping Britain Prosper Plan also aligns reward outcomes with our core purpose.
Measure	Target performance	Actual performance	Performance score	Performance commentary	Total block score
Customer dashboard outputs: Assessment of how effectively we are meeting the needs of customers across brands, channels and products	70	74	4	Improvement in Group Customer Dashboard performance with a score of 74 up from 64 in 2019.	4.00
Segmented Customer Index: Measures customer experience and account growth amongst our targeted segments	4.0	5.0	5	Service NPS scores amongst our targeted customer segments were up, at 30.7 vs. target of 28.6.
Deliver Helping Britain Prosper Plan: Wide ranging plan with 22 objectives in support of our Group purpose	85% of Helping Britain Prosper Plan Metrics Green	77.3% Green	2	Helping Britain Prosper plan activity was significantly impacted by the pandemic, but we reported 17 out of 22 measures as ‘Green’.
Total FCA Complaints per ‘000 customers: Reportable complaints per ‘000 customers excluding PPI cases	2.64	2.47	5	Total FCA Complaints were 2.47 per ‘000 customers, well ahead of the 2.64 per ‘000 target and reflecting an 8.9% reduction year on year.
FOS Change Rate (ex PPI): Ensures focus on customer outcomes by measuring the complaints referred to the ombudsman which result in the original outcome being amended	29%	26%	4	FOS change rate of 26% was ahead of the 29% target and maintains our position ahead of the accepted industry benchmark of 30%.

Colleague and conduct measures Weighting 33%

We believe colleagues are critical to the delivery of the Group’s long-term strategy and measures to understand how our colleagues are feeling about working for the Group and our commitments to invest in our colleagues and their development have been chosen in support of strategy to transform our ways of working.
Ensuring the way we operate is aligned with the Group’s low-risk appetite, as well as in line with the Group’s cultural aspiration, values and behaviours is key to our long-term success. The inclusion of conduct metrics in the performance assessment supports this.

Measure	Target performance	Actual performance	Performance score	Performance commentary	Total block score
Colleague Culture & Engagement survey: Combined culture and engagement score incorporating results from our Colleague Survey and the Banking Standards Board survey	71	74	5	Significant increase in Colleague Culture & Engagement survey scores to 74 vs. 69 in 2019, ahead of the UK average for high performing companies.	4.00
Board Risk Appetite: Comprehensive suite of metrics across all key risk categories including credit, people and operational resilience	6% Red metrics	9% red	2	Board Risk Appetite was reported with 8 out of 9 (89%) Red metrics vs. target of 6%.
Change Execution Risk: Designed to ensure that the Group executes its broad change transformation programme safely	Green >87.5% and Red <10%	97.5% Green and 1.3% Red	5	Change Execution Risk metric performance has remained stable and strong throughout 2020 with over 97.5% metrics reported as ‘Green’ compared to target of 87.5%.
Reputation with External Stakeholders (Including Regulators): Measure reputation and the effectiveness of our engagement across various media, political and regulatory audiences	8	6	3	Reputation with external stakeholders was managed effectively, particularly with political and media audiences and a positive and strengthening relationship with regulators.
Colleagues successfully completing upskilling/retraining: GSR3 measure to develop the digital and leadership skills of the future across the Group	4.75 million hours	5.28 million hours	5	5.28m colleague development hours successfully delivered over the 3 years to end 2020, vs. target of 4.75m hours.

				Overall score 3.13

COMPENSATION

Personal performance and contribution		Personal performance and contribution

Group Chief Executive António Horta-Osório		Chief Financial Officer William Chalmers

The Group Chief Executive’s Balanced Scorecard assessment for 2020 reflects the Group's scorecard for which he has overall accountability.
Detail of the Group Balanced Scorecard performance can be found above.
		Finance Division scorecard rating
		Balanced scorecard category	Assessment
		Customer	4.00
		Colleague and conduct	3.29
		Finance	2.67

•Decisive leadership throughout the COVID-19 pandemic, co-ordinating the Group's wide-ranging response to evolving customer and colleague needs
•Group financial results adversely impacted by pandemic balanced with strong results across non-financial performance areas
•Ongoing improvement in customer satisfaction rankings and Net Promoter Scores, particularly via digital channels
•Improvement in colleague engagement scores, up significantly year on year, reflecting the support provided to colleagues working in branches and offices, and the significant number working remotely
•Launched the Group’s Race Action Plan to ensure greater representation of ethnic minorities amongst our colleague and senior leadership populations

•Continued strong cost discipline, despite the unprecedented economic challenges created by the pandemic, with costs £111m below budget, maintaining market leading operating model efficiency
•Strong balance sheet management with CET1 ratio of 16.2% significantly ahead of regulatory requirements
•Prioritisation of the Group’s investment portfolio, ensuring allocation of resources to support customers through the pandemic
•Leadership of culture change initiatives, driving simplification and greater business ownership of risk management
•Successful expansion of accountabilities to incorporate leadership of Chief Operating Office functions (incl. Group Transformation and Chief Information Office) following the retirement of Juan Colombás

	Overall Score 3.13/5		Overall Score 3.36/5

COMPENSATION
2018 EXECUTIVE GROUP OWNERSHIP SHARE
The 2018 EGOS targets were set at the time of grant three years ago. The outcome against the targets has been influenced by the COVID-19 pandemic which has significantly impacted the macro-economic landscape and in turn our financial performance. The Remuneration Committee took an early decision not to re-base any in-flight targets or apply upward discretion in terms of vesting outcomes. Although the financial measures have therefore all vested at zero at the end of 2020, it is reassuring that the non-financial measures have performed so strongly as we believe this reflects our ongoing strategic progress, our commitment to driving better customer outcomes and to ensuring we continue to build a values led culture among our colleagues.

Measure (and weighting)		Threshold		Maximum	Actual	Vesting
Absolute TSR (30%) p.a.		8% p.a.		12.0% p.a.	-15.1% p.a.	0%
Statutory economic profit (25%)	£2,300	m	£3,451	m	£688m	0%
Cost:income/ratio (10%)		46.4%		43.9%	55.3%	0%
Customer satisfaction (10%)		3rd		1st	1st	10%
Digital NPS score (7.5%)		64.0		67.0	67.6	7.5%
Employee engagement (7.5%)		+5% vs .UK norm		+2% vs .UK high performing norm	+6% vs .UK high performing norm	7.5%
FCA reportable complaints per 1000 (5%)		2.97		2.69	2.47	5%
FOS uphold rate (5%)		29%		25%	26%	3.75%
Award (% maximum) vesting: 33.75%
PAYMENTS FOR LOSS OF OFFICE
Juan Colombás retired as an Executive Director on 18 September 2020 and retired from the Group. Employees taking retirement are treated as ‘good leavers’ under the Company’s Group Performance Share Plan (GPS Plan) Rules.
He received a payment of £45,188 in lieu of unused annual leave entitlement up to the Retirement Date.
As part of Juan Colombás’ buyout of retirement benefits from his employment with Santander, the Group agreed to make an unfunded promise of a lump-sum payment of £718,996 at a defined Normal Retirement Age (‘NRA’) of 65. The deed of terms between the Group and Juan provides that where his service ends before NRA for any reason other than Ill-Health Retirement, Dismissal for Cause or Voluntary Resignation, that the entitlement to the lump-sum payment continues and will be paid at NRA.
Juan was entitled to a capped contribution of up to £10,000 (excluding VAT) towards legal fees incurred in connection with his retirement from the Company. Juan will be provided with Tax Assistance from the Group’s preferred supplier for tax years 2020/2021 and 2021/2022 of up to £15,000 each tax year. Private medical cover will also be provided until the end of 2020.
In accordance with retirement provisions, Juan has maintained outstanding deferred Group Performance Share awards under the 2017 GPS Plan (124,370 Shares) and under the 2018 GPS Plan (501,341 Shares) which continue to be released on their scheduled release dates, subject to the relevant terms (including post-vesting retention periods, malus and, where applicable, clawback and to deductions for national insurance and income tax).
Juan will remain entitled to his Fixed Share Award, time pro-rated to his retirement date. The award is paid in Shares in quarterly instalments and the final award of £108,125 was made in Shares in September 2020 and restricted over three years.
His outstanding 2018 and 2019 Executive GOS awards will be time pro-rated to his retirement date (2018 becomes 3,490,027 Shares and 2019 becomes 2,573,717 Shares). The awards remain subject to the performance measures which apply to the relevant awards and will continue to vest at the normal vesting dates and be released on their scheduled release dates, subject to the relevant terms (including post-vesting retention periods, malus and, where applicable, clawback and to deductions for national insurance and income tax).
In relation to the 2017 Executive Group Ownership Share which achieved a performance outcome of 49.7 per cent, Juan received the first 20 per cent of the award in March 2020. The remaining four outstanding tranches will not be time pro-rated as the three year performance period has been achieved and will continue to vest at the normal vesting times and be released on their scheduled release dates, subject to the relevant terms (as outlined above).
Juan did not receive an Executive Group Ownership Share for 2020.
No other payment for loss of office were made in 2020.
Payments made to Juan Colombás related to his retirement from the Group and not for loss of office.
PAYMENTS WITHIN THE REPORTING YEAR TO PAST DIRECTORS
There were no payments made to past directors in 2020.
EXTERNAL APPOINTMENTS
António Horta-Osório – During the year ended 31 December 2020, the Group Chief Executive served as a Non- Executive Director of Exor, Fundacao Champalimaud, Stichting INPAR Management/Enable and Sociedade Francisco Manuel dos Santos. The Group Chief Executive is entitled to retain the fees, which were £317,989 in total.
No other Executive Director served as a Non-Executive Director in 2020.

COMPENSATION
RELATIVE IMPORTANCE OF SPEND ON PAY
The graphs illustrate the total remuneration of all Group employees compared with returns of capital to shareholders in the form of dividends and share buyback.
1In response to the PRA request in March 2020 to cancel capital distributions, the final 2019 dividend was cancelled and accordingly this value has been restated from £2,375m as previously reported. The Board also took the decision not to make quarterly or interim dividend payments during 2020 in line with the PRA request, however has agreed a final dividend for 2020 of 0.57 pence per share in line with the revised PRA guidance issued in December 2020.
2Performance-based compensation includes expense for the following plans: Group Performance Share (2020: £81.3m, 2019: £338.5m), Executive Group Ownership Share (2020: £23.3m, 2019: £30.8m), Executive Share Awards (2020: £0.4m, 2019: £0.6m) and LDC Assets under Management Plan (2020: £12m, 2019: £10m). The expenses for Group Performance Share in 2020 relate to prior year deferrals. For the 2020 performance year, the face value of awards was £0 for Group Performance Share and £32.9m for the Long Term Share Plan.
COMPARISON OF RETURNS TO SHAREHOLDERS AND GCE TOTAL REMUNERATION
The chart below shows the historical total shareholder return (TSR) of Lloyds Banking Group plc compared with the FTSE 100 as required by the regulations.
The FTSE 100 index has been chosen as it is a widely recognised equity index of which Lloyds Banking Group plc has been a constituent throughout this period.
TSR INDICES – LLOYDS BANKING GROUP AND FTSE 100

	CEO	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
GCE single figure of remuneration £000	J E Daniels	855	—	—	—	—	—	—	—	—	—
	António Horta-Osório	1,765	3,398	7,475	11,540	8,704	5,791	6,434	6,544	4,424	3,440

Annual bonus/GPS payout (% of maximum opportunity)	J E Daniels	0%	—	—	—	—	—	—	—	—	—
	António Horta-Osório	0%	62%	71%	54%	57%	77%	77%	67.60%	—	—

Long-term incentive vesting (% of maximum opportunity)	J E Daniels	0%	—	—	—	—	—	—	—	—	—
	António Horta-Osório	0%	0%	54%	97%	94.18%	55%	66.30%	68.70%	49.7%	33.75%

TSR component vesting (% of maximum)	J E Daniels	0%	—	—	—	—	—	—	—	—	—
	António Horta-Osório	0%	0%	25.30%	30%	30%	0%	0%	0%	0%	0%
Notes: J E Daniels served as Group Chief Executive until 28 February 2011; António Horta-Osório was appointed Group Chief Executive from 1 March 2011. António Horta-Osório declined to take a bonus in 2011 and independently requested that he be withdrawn from consideration for a Group Performance Share award in 2019 and 2020. There are no GPS awards for 2020 performance.

COMPENSATION
SINGLE TOTAL FIGURE OF REMUNERATION FOR CHAIRMAN AND NON-EXECUTIVE DIRECTORS

	Fees £000		Benefits (£000)[3]		Total (£000)
	2020	2019	2020	2019	2020	2019
Chairman and current Non–Executive Directors
Lord Blackwell	773	758	12	12	785	770
Robin Budenberg CBE[1]	45	—	—	—	45	—
Alan Dickinson	347	240	1	1	348	241
Anita Frew[2]	120	356	—	1	120	357
Simon Henry[2]	142	186	—	—	142	186
Lord Lupton CBE	313	314	4	1	317	315
Amanda Mackenzie OBE	165	156	—	—	165	156
Nick Prettejohn	508	471	8	5	516	476
Stuart Sinclair	254	210	—	—	254	210
Sara Weller CBE	207	203	3	4	210	207
Sarah Legg	166	6	—	—	166	6
Catherine Woods	135	—	—	—	135	—
1Robin Budenberg was appointed on 1 October 2020.
2Anita Frew retired 21 May 2020 and Simon Henry retired 30 September 2020.
3The Chairman receives a car allowance of £12,000. Other benefits relate to reimbursement for expenses incurred in the course of duties.
4Non-Executive Directors do not receive variable pay.
DIRECTORS’ SHARE INTERESTS AND SHARE AWARDS
DIRECTORS’ INTERESTS

	Number of shares			Number of options		Total shareholding[1]		Value
	Owned outright	Unvested subject to continued employment	Unvested subject to performance	Unvested subject to continued employment	Vested unexercised	Total at 31 December 2020	Totals at 23 February 2021	Expected value at 31 December 2020 (£000s)[2]
Executive Directors
António Horta-Osório	23,271,908	373,566	24,806,584	68,754	—	48,520,812	48,521,589[7]	13,175
William Chalmers	3,454,344	237,342	4,927,191	1,857,029	—	10,475,906	10,475,906[7]	2,926
Juan Colombás[3]	11,793,272	167,117	9,393,097	—	—	21,353,486	21,353,486[7]	5,696
Non-Executive Directors
Lord Blackwell	150,000	—	—	—	—	150,000	n/a7	n/a
Robin Budenberg CBE[4]	500,410	—	—	—	—	500,410	n/a7	n/a
Alan Dickinson	200,000	—	—	—	—	200,000	n/a7	n/a
Sarah Legg	200,000	—	—	—	—	200,000	n/a7	n/a
Lord Lupton CBE	2,250,000	—	—	—	—	2,250,000	n/a7	n/a
Amanda Mackenzie OBE	63,567	—	—	—	—	63,567	n/a7	n/a
Nick Prettejohn[5]	69,280	—	—	—	—	69,280	n/a7	n/a
Stuart Sinclair	362,664	—	—	—	—	362,664	n/a7	n/a
Sara Weller CBE	372,988	—	—	—	—	372,988	n/a7	n/a
Catherine Woods	100,000	—	—	—	—	100,000	n/a7	n/a
Anita Frew	450,000	—	—	—	—	450,000	n/a6,7	n/a
Simon Henry	250,000	—	—	—	—	250,000	n/a6,7	n/a
1Including holdings of connected persons.
2Awards granted under the 2017 GOS vested at 49.7 per cent, awards under the 2018 GOS will vest at 33.75 per cent and all other GOS awards have an expected value of 50 per cent of face value at grant (in line with the 2017 Remuneration Policy). All values are based on the 31 December 2020 closing price of 36.515 pence.
3Juan Colombás retired as Chief Operating Officer and an Executive Director with effect from 18 September 2020. The number of shares in respect of any GOS Awards (in line with the applicable Remuneration Policy) due to vest, will be reduced to reflect the period from the start of the Performance Period to 18 September 2020, date of leaving.
4Appointed 1 October 2020.
5In addition, Nick Prettejohn held 400 (6.475 per cent) preference shares at 1 January 2020 and 31 December 2020.
6Anita Frew retired 21 May 2020 and Simon Henry retired 30 September 2020. Shares held at date of resignation.
7The changes in beneficial interests for António Horta-Osório (1,047) shares) relate to ’partnership’ and ’matching’ shares acquired under the Lloyds Banking Group Share Incentive Plan between 31 December 2020 and 23 February 2021. There have been no other changes up to 23 February 2021. Non-Executive Directors are not eligible to participate in these schemes, therefore, changes non-applicable.

COMPENSATION
OUTSTANDING SHARE PLAN INTERESTS

	At 1 January 2020	Granted/ awarded	Dividends awarded	Vested/ released/ exercised	Lapsed	At 31 December 2020	Exercise price	Exercise periods		Note
								From	To
António Horta-Osório
GOS 2017-2019	5,318,685	—	85,082	528,677	2,675,300	2,114,708				1,2,3
GOS 2018-2020	6,725,221	—	—	—	—	6,725,221				3
GOS 2019-2021	7,685,276	—	—	—	—	7,685,276				3
GOS 2020-2022		8,281,379	—	—	—	8,281,379				3,4
Deferred GPS awarded in 2018	388,822	—	—	388,822	—					10
Deferred GPS awarded in 2019	1,120,694	—	—	747,128	—	373,566				11
2016 Sharesave	14,554	—	—	—	14,554		47.49p	1/1/2020	30/6/2020	5
2017 Sharesave	21,728	—	—	—	—	21,728	51.03p	1/1/2021	30/6/2021
2019 Sharesave	17,336	—	—	—	—	17,336	39.87p	1/1/2023	30/6/2023
2020 Sharesave		29,690	—	—	—	29,690	24.25p	1/1/2024	30/6/2024

William Chalmers
GOS 2020-2022		4,927,191	—	—	—	4,927,191				3,4
Deferred GPS awarded in 2020		316,456	—	79,114	—	237,342				6
Share Buy-Out										7
	1,457,748	—	—	1,457,748	—			28/1/2020	27/1/2025	7,8
	1,124,627	—	—	—	—	1,124,627		28/1/2021	27/1/2026	7
	686,085	—	—	—	—	686,085		28/1/2022	27/1/2027	7
2020 Sharesave		46,317	—	—	—	46,317	24.25p	1/1/2024	30/6/2024

Juan Colombás
GOS 2017-2019	2,951,987	—	47,222	293,427	1,484,851	1,173,709				1,2,3
GOS 2018-2020	3,807,302	—	—	—	—	3,807,302				3,9
GOS 2019-2021	4,412,086	—	—	—	—	4,412,086				3,9
Deferred GPS awarded in 2018	176,108	—	—	124,370	51,378					10
Deferred GPS awarded in 2019	501,341	—	—	334,224	—	167,117				11
2016 Sharesave	29,109	—	—	—	29,109		47.49p	1/1/2020	30/6/2020	5
11 The shares awarded in March 2017 vested on 6 March 2020. The closing market price of the Group's ordinary shares on that date was 45.68 pence. Shares vested are subject to a further two-year holding period. Remaining shares will vest over a period of 4 years and are subject to holding periods.
22017 GOS award was eligible to receive an amount equal in value to any dividends paid during the performance period. Dividend equivalents have been paid based on the number of shares vested and have been paid in shares. The dividend equivalent shares were paid on 6 March 2020. The closing market price of the Group's ordinary shares on that date was 45.68 pence. The dividend equivalent shares are not subject to any holding period.
3All GOS have performance periods ending 31 December at the end of the three-year period. Awards were made in the form of conditional rights to free shares.
4 In 2020, awards (in the form of conditional rights to free shares) were made with a value of 250 per cent of salary for António Horta-Osório (8,281,379 shares with a face value of £4,093,453) and 237.5 per cent for William Chalmers (4,927,191 shares with a face value of £2,435,491). No award was made to Juan Colombás. The share price used to calculate face value was 49.429 pence, the average mid market closing share price over the five days prior to grant (27 February to 4 March 2020). As regulations prohibit the payment of dividend on such awards, the number of shares awarded has been determined by applying a share price adjusted to exclude the value of estimated future dividends (38.3175 pence).
52016 Sharesave options were not exercised due to the prevailing share price and lapsed on 1 July 2020.
6Part of GPS deferred into shares. The face value of the share awards in respect of deferred GPS granted in March 2020 was £156,423 (316,456 shares) for William Chalmers. The share price used to calculate the face value is the average price over the five days prior to grant (27 February to 4 March 2020), which was 49.4296 pence. António Horta-Osório and Juan Colombás waived their 2019 GPS The first tranche vested on 6 March 2020 the closing market price of the Group's ordinary shares on that date was 45.68 pence. Shares vested are subject to a further one-year holding period.
7William Chalmers joined the Group on 3 June 2019 and was appointed as Chief Financial Officer on 1 August 2019 on the retirement of George Culmer. He was granted deferred cash of £2,046,097 and deferred share awards over 4,086,632 Shares, to replace unvested awards from his former employer, Morgan Stanley, that were forfeited as a result of him joining the Group. The deferred cash and the number of Shares over which the deferred share awards were granted was calculated using the USD:GBP exchange rate of 1.2664 and the respective mid-market closing prices of William Chalmers' previous employer and the Group on 3 June 2019 (57.05 pence) resulting in a face value of the awards of £4,377,521. The award is subject to vesting terms in line with those forfeited as set out above, and is on materially the same terms as the Executive Group Ownership Share (GOS), including the discretions as summarised on page 93 of the 2017 Annual Report, but as the award is a buy-out it is not subject to performance conditions and is not subject to time pro-rating in a good leaver circumstances. The award is subject to malus and clawback on the same terms as GOS awards, and in addition is subject to clawback in the event of resignation within one year of grant. The value of the award is not pensionable.
8Options vested on 27 January 2020 and William Chalmers exercised on 6 March 2020. The closing market price of the Group’s ordinary shares on that date was 45.68 pence. Mr Chalmers retained all the shares apart form 685,366 shares which were sold to meet income tax and National Insurance contributions. 176,593 shares are subject to a six month holding period and 595,789 shares are subject to a 12 month holding period from the date of vesting on 27 January 2020.
9The number of Shares in respect of the 2018 and 2019 GOS Awards are stated in full and will be reduced to reflect the period from the start of the Performance Period to the date of leaving (18 September 2020) at the point of vest in accordance with the appropriate plan rules.
10Part of GPS is deferred into shares. The face value of the share awards in respect of GPS granted in March 2018 was £1,058,016 (1,555,288 shares) for António Horta-Osório; £479,200 and (704,426 shares) for Juan Colombás. The share price used to calculate the face value is the average price over the five days prior to grant (27 February to 5 March 2019), which was 63.052 pence. The final tranche of this award vested on 6 March 2020. The closing market price of the Group’s ordinary shares on that date was 45.68 pence. 50 per cent of the final tranche is subject to a one year holding period. The Financial Conduct Authority (FCA) fined the Group for failures in relation to the handling of mortgage customers in payment difficulties or arrears. As a result the Chief Risk Officer had a total adjustment of 68,536 shares (16,798 shares were adjusted in relation to the award made in 2017 and 51,738 shares adjusted in relation to the award made in 2018).
11Part of GPS is deferred into shares. The face value of the share awards in respect of GPS granted in March 2019 was £942,160 (1,494,258 shares) for António Horta-Osório; £421,473 and (668,453 shares) for Juan Colombás. The share price used to calculate the face value is the average price over the five days prior to grant (27 February to 5 March 2019), which was 63.052 pence. The second tranche of this award vested on 6 March 2020. The closing market price of the Group’s ordinary shares on that date was 45.68 pence. 50 per cent of the final tranche is subject to a one year holding period.

COMPENSATION
SHAREHOLDING REQUIREMENTS
Executives are expected to build and maintain a company shareholding in direct proportion to their remuneration in order to align their interests to those of shareholders. The minimum shareholding requirements Executive Directors are expected to meet are as follows: 350 per cent of base salary for the Group Chief Executive and 250 per cent of base salary for other Executive Directors. Newly appointed individuals will have three years from appointment to achieve the shareholding requirement. In the event that exceptional individual circumstances exist resulting in an Executive not being able to comply with the Policy, the Remuneration Committee will consider whether an exception should apply.
In addition to the Group’s shareholding requirements, shares vesting are subject to holding periods in line with regulatory requirements. For the year ending 31 December 2020, the Group Chief Executive continued to meet his shareholding requirements, as detailed within the illustration below. The Chief Financial Officer currently holds 153 per cent of his salary in shares and has until 2 June 2022 to achieve the requirement. At the time of his departure in September 2020 the Chief Operating Officer, Juan Colombás held 531 per cent of his salary in shares.
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
1Calculated using the average share price for the period 1 January 2020 to 31 December 2020 (35.79 pence). Includes ordinary shares acquired through the vesting of the deferred Group Performance Share plan, Fixed Share Awards as the shares have no performance conditions; American Deposit Receipts (ADRs) with each one ADR equating to four shares, Executive Share Awards which have vested but have not been exercised; shares held in the Share Incentive Plan (SIP) Trust, i.e. Free, Partnership, Matching and Dividend shares which are no longer subject to forfeiture, as defined in the SIP Rules. Shares held by Connected Persons, as defined by the Companies Act, but broadly meaning spouse or partner and children, may also be included.
2The Chief Financial Officer has until 2 June 2022 to achieve the requirement.

COMPENSATION
2020 GROUP OWNERSHIP SHARE PERFORMANCE MEASURES (FOR AWARDS MADE IN MARCH 2020)
Meeting threshold performance will result in 25 per cent vesting of each metric, relative to each weighting.

Strategic priorities	Measure	Basis of payout range	Metric	Weighting
Creating the best customer experience	Customer satisfaction	Major Group average ranking over 2022	Threshold: 3rd Maximum: 1st	10%
	Digital net promoter score	Set relative to 2022 targets	Threshold: 65.3 Maximum: 68.3	7.5%
	FCA total reportable complaints and Financial Ombudsman Service (FOS) change rate	Set relative to 2022 targets Average rates over 2022	Threshold: 2.65 Maximum: 2.52 Threshold: 30% Maximum: 25%	10%
Becoming simpler and more efficient	Statutory economic profit[1]	Set relative to 2022 targets	Threshold: £1,965m Maximum: £2,948m	15%
	Cost:income ratio	Set relative to 2022 targets	Threshold: 46.4% Maximum: 43.9%	10%
Delivering sustainable growth	Absolute total shareholder return (TSR)	Growth in share price including dividends over 3-year period	Threshold: 8% Maximum: 16%	40%
Building the best team	Employee engagement index	Set relative to 2022 markets norms	Threshold: +5% vs. 2021 UK Norm Maximum: +2% vs. 2021 UK High Performing Norm	7.5%
1A measure of profit taking into account Expected Losses, tax and a charge for equity utilisation.
CHAIR AND NON-EXECUTIVE DIRECTOR FEES IN 2020
The annual fee for the Chair will remain at £618,230 and there will be no increase in Non-Executive Directors fees for 2021, in line with executive population.

	2021	2020
Basic Non-Executive Director fee	£81,200	£81,200
Deputy Chairman	£106,000	£106,000
Senior Independent Director	£63,600	£63,600
Audit Committee Chairmanship	£74,300	£74,300
Remuneration Committee Chairmanship	£74,300	£74,300
Risk Committee Chairmanship	£74,300	£74,300
Responsible Business Committee Chairmanship	£42,400	£42,400
IT Fourm Chairmanship	£42,400	£42,400
Audit Committee Membership	£34,000	£34,000
Remuneration Committee Membership	£34,000	£34,000
Risk Committee Membership	£34,000	£34,000
Responsible Business Committee Membership[1]	£15,900	£15,900
Nomination and Governance Committee Membership	£15,900	£15,900
Non-Executive Directors may receive more than one of the above fees.

COMPENSATION
Group wide Remuneration
PERCENTAGE CHANGE IN REMUNERATION LEVELS
Figures for ‘All employees’ are calculated using figures for all colleagues eligible for the GPS plan. This population is considered to be the most appropriate group of employees for these purposes because its remuneration structure is consistent with that of the Group Chief Executive. For 2020, 69,147 colleagues were included in this category.

	% change in base salary/fees (2019 to 2020)	% change in GPS (2019 to 2020)	% change in benefits (2019 to 2020)
All employees[4]	2.4%[2]	(100)%2.3	2.4%[2]
Executive Directors
António Horta-Osório	2%	0%[1,3]	2%
Juan Colombás	0%	0%[1,3]	0%
William Chalmers	2%	(100)%[1,3]	2%
Non-Executive Directors
Robin Budenberg CBE	NA	NA	NA
Alan Dickinson	2%	NA	NA
Sarah Legg	2%	NA	NA
Lord Lupton CBE	2%	NA	NA
Amanda Mackenzie OBE	2%	NA	NA
Nick Prettejohn	2%	NA	NA
Stuart Sinclair	2%	NA	NA
Sara Weller CBE	2%	NA	NA
Catherine Woods	2%	NA	NA
1Reflects the increase in base salary from 1 January 2020 against which the award is determined.
2Adjusted for movements in colleagues numbers and other impacts to ensure a like-for-like comparison. Salary increases effective 1 April 2020.
3The Remuneration Committee set a policy at the start of 2020 that if Underlying Profit was 20 per cent below target, no GPS awards would be payable. The threshold was not met and therefore there are no GPS awards for 2020 performance.
4Lloyds Banking Group is not a contracting entity but considered this population to be appropriate for purposes of a 'All employees' calculation.
GENDER PAY
While we have further reduced the mean pay gap this year to 30.5 per cent from 32.8 per cent in 2017 the pay gaps are still larger than we would like.
Our ambitious goal of women comprising 40 per cent of our senior management by the end of 2020 has seen us advance from 27 per cent in 2014 to 37 per cent at the end of 2019. This demonstrates the significant progress we have made, and it would not have happened without the goal and all the measures we put into place. Further information is available at https://www.lloydsbankinggroup.com/assets/pdfs/who-we-are/responsible-business/downloads/lbg-gender-pay-gap-report-2019-20.pdf)
ETHNICITY PAY
While there is currently no legal requirement to publish Ethnicity Pay Data in the UK, we are publishing this data not only because it is the right thing to do, but it also holds us to account for the goals we have set.
On average, and at all grades within Lloyds Banking Group, our Black, Asian and Minority Ethnic colleagues are not paid less than White colleagues. Instead our Ethnicity pay and bonus gaps reflect our organisational makeup. Further information is available at https://www.lloydsbankinggroup.com/who-we-are/responsible-business/inclusion-and-diversity/ethnicity/ethnicity-pay-gap-report.html

COMPENSATION
CHIEF EXECUTIVE OFFICER PAY RATIO
The Remuneration Committee views pay ratios as a useful reference point to inform policy setting, but also takes into consideration a number of other factors. The table below shows the ratios of the Group Chief Executive’s total remuneration to the remuneration of colleagues since 2017. The change in the pay ratios for 2020 is explained in more detail below.

	Total Compensation				Fixed pay
Year	Methodology	P25 (Lower Quartile)	P50 (Median)	P75 (Upper Quartile)	P25 (Lower Quartile)	P50 (Median)	P75 (Upper Quartile)
2020	A	132:1	95:1	54:1	103:1	75:1	42:1
2019	A	179:1	128:1	71:1	114:1	82:1	47:1
2018	A	237:1	169:1	93:1	113:1	81:1	48:1
2017	A	245:1	177:1	97:1	113:1	82:1	48:1
Y-o-Y (2019 vs 2020)			(26)%			9%
Notes to the table:
•The 2020 total remuneration for the colleagues identified at P25, P50 and P75 are as follows: £26,135, £ 36,165, £63,522
•The 2020 base salary for the colleagues identified at P25, P50 and P75 are as follows: £22,617, £31,953, £53,857
•The P25, P50 and P75 colleagues were determined on 31 December 2020 based on calculating total remuneration for all UK employees for the 2020 financial year. Payroll data from 1 January 2020 to 31 December 2020.
•Methodology option A has been used and was selected on the basis that it provided the most accurate means of identifying the median, lower and upper quartile colleagues.
•Colleague total remuneration has been calculated in line with the single total figure of remuneration. The single total figure of remuneration has been calculated for 64,767 UK colleagues within the Group for a full year including full-time equivalent base pay, vesting Group Ownership Share awards (for eligible colleagues), core benefits, pension, overtime and shift payments, travel/relocation payments (for eligible colleagues) and private medical benefit.
•The average share price between 1 October 2020 and 31 December 2020 (32.62 pence) has been used to indicate the value of vesting Group Ownership Share awards.
•The colleague identified at P50 did not receive a separate car benefit and does not participate in the long term incentive plan. As a result, the ratio does not provide a direct comparison to the total remuneration of the Group Chief Executive.
•Due to operational constraints, the calculation of the colleague Pension Input Figure excludes inflationary adjustments for those on the defined benefit scheme. The omission of this factor does not materially affect the outcome of the ratio and/or distort the validity of the valuation.
•All other data has been calculated in line with the methodology for the single total figure of remuneration for the Group Chief Executive.
The median ratio has decreased 26 per cent year-on-year. The reduction can be attributed to the decision not to make awards under the Group Performance Share Plan; the reduction in the performance of vesting LTIP; reduced performance in the vesting of the 2018 Group Ownership plan compared to 2017 and the reduction in the Group Chief Executive's pension allowance from 33 per cent to 15 per cent of salary.
The Committee is thoughtful of the volatility in pay ratios due to variable reward outcomes. Although the pay ratio is used as a useful reference point to inform policy-setting, the Committee takes into account a number of other factors to assess colleague pay progression.
For the majority of colleagues, year-on-year changes in remuneration are principally driven by pay increases and the impacts of Group performance and collective adjustment which has resulted in a reduction in the bonus pool. The Group has a commitment to pay progression and a continued focus on ensuring higher pay awards for colleagues who are lower paid, or paid lower within their pay range. We are committed to reducing the pay gap between executives and wider colleagues and continue to remain focused on addressing the gap from the bottom up and not just from the top down. To support, the Group has a commitment to pay progression and a continued focus on ensuring higher pay awards for colleagues who are lower paid, or paid lower within their pay range.
For 2021, the pay budget has been set at 1.2 per cent, with the vast majority of colleagues receiving an above inflation pay increase. In addition a minimum pay award of £400 will apply for all eligible colleagues and pay awards of up to 2.2 per cent for the lowest paid colleagues. There was no pay budget for senior colleagues.
We believe our approach to pay progression has contributed to the reduction of the 2020 median pay ratio and supports reducing the gap between executive and wider colleague pay over time.
We are proud to be an accredited Living Wage employer since 2015, and from April 2021 we will go further and raise the minimum salary for all full-time colleagues to £18,385, reflecting a rate of £10.10 per hour which is 16 per cent greater than the National Living Wage1 and 60 pence greater than current Living Wage Foundation’s UK wide real Living Wage2.
1National Living wage rate of £8.72 per hour
2National Real Living Wage rate of £9.50 per hour

COMPENSATION
IMPLEMENTATION OF THE POLICY IN 2021
The 2020 Directors’ Remuneration Policy was approved at the 2020 AGM in May. The Group proposes to operate the policy in the following way for 2021. No decisions have been reached on how the current Group Chief Executive will be treated for variable remuneration during 2021 (prior to departure), and this will be communicated in the normal course of business during 2021.

Base Salary
The Group has applied a total pay budget of 1.2 per cent including a minimum pay award of £400 for eligible colleagues. The approach focuses on lower paid colleagues and colleagues lower in their pay range.	It was agreed that no salary increases would apply for the Group Chief Executive (GCE) and Chief Financial Officer (CFO). Salaries will therefore be as follows:
Current Group Chief Executive: £1,294,674
	Chief Financial Officer: £810,837	Incoming Group Chief Executive Salary: £1,125,000 a reduction of 13 per cent compared to current incumbent.

Fixed Share Award
Awards remain unchanged from 2020 as follows: Current GCE: £1,050,000 CFO: £504,000	Shares will be released in equal tranches over three years. (See page 127 for further details).	Incoming Group Chief Executive Fixed Share Award: £1,050,000 no change compared to current incumbent.

Pension
Pension allowances for all Executive Director is set at 15 per cent of base salary. Any new Executive Director appointments in 2021 will also attract a maximum allowance of 15 per cent of base salary, this include the incoming Group Chief Executive.	Over 50,000 colleagues participate in the Group’s Defined Contribution (DC) Pension scheme where the maximum opportunity for the workforce is 15 per cent of base salary. Executive Directors employer pension contributions are therefore aligned with those available to the majority of the workforce.	In addition to the DC arrangement, the Group currently has almost 14,000 active members in defined benefit plans, with the effective cost of employer contributions into these arrangements being 38 per cent of salary.

Benefits
Benefits remain unchanged from 2020. Executive Directors receive a flexible benefit allowance in line with colleagues, (4 per cent of base salary). This can be used to select	benefits including life assurance and critical illness cover. Other benefits include car allowance, transportation, tax preparation and private medical cover.

Group Performance Share (Bonus)

The performance measures for determining any individual 2021 Group Performance Share awards for Executive Directors are outlined in the 2021 balanced scorecard below.
Individual maximum opportunities for Executive Directors remain unchanged from 2020 at 140 per cent of base salary for the current and incoming Group Chief Executive and 100 per cent for other Executive Directors.
Individual awards as a percentage of maximum will directly correlate to the overall performance assessment outcome.
For the 2021 performance year, any Group Performance Share opportunity will be awarded in March 2022 in a combination of cash (up to 50 per cent) and shares.

In accordance with the Policy, deferral and vesting of any Group Performance Share awards will be structured so that in combination with any award under the Long Term Share Plan, there will be a deferral of variable remuneration in line with applicable regulatory requirements (currently requiring a deferral of 60 per cent of variable remuneration for executive directors).

COMPENSATION

Long Term Share Plan

It is an important feature of the LTSP that performance is assessed and appropriately recognised upfront in the award size as there are no performance conditions that apply after the award is granted (only underpins – see below). This is not however a mechanical outturn, as with GPS, and the Remuneration Committee may exercise its judgement.
Pre-grant test
The decision to award Long Term Share Plan awards for 2021 is based on the performance assessment from the 2020 balanced scorecard provided on page 112.
The Remuneration Committee concluded that the Group’s score of 3.13 (out of 5) and specifically the performance of non-financial and strategic components within the scorecard which remain strong, supported making awards at the lower end of the range for normal expected performance (125 – 150 per cent of salary for Executive Directors). However, the Remuneration Committee considers that restraint should be shown in any reward for 2020 performance, and therefore has reduced the award recommended for the Chief Financial Officer from 125 per cent of salary to 75 per cent of salary. This reduction of 40 per cent is consistent with awards made to other members of senior management and applies in addition to the 50 per cent discount applied in setting the policy maximum when converting from the old LTIP to the new LTSP awards. There is no award for the Group Chief Executive.

In deciding to make this reduction in award size, the Group’s share price was considered, as well as the following three questions:
•Do the Group’s financial results and capital position adequately reflect risk, conduct and any other non-financial considerations, including ESG?
•Has the Group suffered a serious conduct event or has severe reputational damage arisen from the Group not living its values?
•Has the bank lived up to its ambition to be the Best Bank for Customers?
The Committee concluded that the Group’s strong capital position, positive reputation through 2020 and the support for customers and businesses during 2020 supported the making of awards. Risk was well managed and there was a material reduction in conduct-related costs. The Committee noted that there was still work to do toward achieving the Group’s gender and diversity goals, but felt comfortable that these were reflected in stretch targets in the 2021 balanced scorecard.
Underpins
The underpins that will apply to the 2021 LTSP awards are:
•CET 1 ratio – Group CET1 ratio above the guided management target each year, including all regulatory buffers
•ROTE – Group ROTE exceeds the average for UK peer banks over the three years
•Ordinary Dividend – Increased ordinary dividend payments over the plan period (subject to any further sector-wide regulatory constraints).

The peer comparator group for the ROTE underpin is set at Barclays Group PLC, HSBC Holdings PLC, Natwest Group PLC, Santander UK PLC and Virgin Money UK PLC . ROTE will be measured on the new basis adopted from 2021 and will take into account adjustments (as appropriate) for methodology differences between peers and any other factors the Remuneration Committee considers should reasonably be reflected, including relative under our out-performance or change in business mix.
Awards will not be subject to further performance conditions however vesting will be subject to three underpins thresholds applicable for the first three years from grant. Each year the Remuneration Committee will monitor the Group’s progress in relation to the underpins. An assessment will be made at the end of the three year period to determine whether the underpins have been successfully maintained over the three years and to what extent the LTSP award should vest. The Remuneration Committee also will retain the right to consider other factors and apply discretion prior to making a decision on vesting.
Pre-vest test
In conjunction with the assessment of performance against the underpins, the Remuneration Committee will consider the three core questions above to satisfy itself that the performance considered in the pre-grant test has been sustainable. The Remuneration Committee will retain the right to consider other factors and apply general discretion in making a decision on the vesting of awards. This approach helps to avoid any potential unintended outcomes that might arise from the application of formulaic performance criteria in the underpins and ensure that there is a fair outcome. The Committee will explain its reasons for applying discretion in either direction, or for not doing so.

Incoming Group Chief Executive

Salary:
see table above
Fixed Share Award:
see table above
Pension:
15 per cent of salary, in accordance with the level set in the Directors' Remuneration Policy that aligns with arrangements for the majority of the workforce.
Group performance share:
Maximum Group Performance Share award of 140 per cent of base salary.
Long Term Share Plan:
Maximum award of 150 per cent of base salary.

Buy out / lost opportunity award:
On appointment, Mr. Nunn will be granted deferred cash and share awards to replace, like for like, unvested HSBC awards that are forfeited as a result of him joining Lloyds Banking Group. The awards to be granted match the vesting and retention period attached to the awards being forfeited.
In addition, to acknowledge the loss in expected bonus awards from HSBC for the 2020 performance year, a 'lost opportunity' bonus award will be made on hire or as soon as reasonably practicable thereafter. The value of this award will be calculated by reference to the 2019 bonus, adjusted as appropriate by reference to HSBC's total Group bonus pool as disclosed in their 2020

Annual Report and Accounts. The awards granted will be delivered in a mixture of cash and shares in accordance with the rules generally applicable to Lloyds Banking Group awards.
Details of these awards will be published during 2021.
Total reward:
The total maximum reward package for the incoming Group Chief Executive has been reduced by approximately 20 per cent from the current Directors’ Remuneration Policy maximum that was approved at the 2020 AGM and is a total reduction of over 40 per cent from the Policy in force until as recently as 2019.

COMPENSATION

2021 Group Performance Scorecard

The performance measures for determining any 2021 Group performance share awards and 2022 long term share plan awards for the Executive Directors are shown in the table below.
The measures and targets are set annually by the Remuneration Committee to reflect the strategic priorities of the Group and take into account both the annual financial plan and operating plan against the backdrop of the rapidly evolving external economic and societal landscape.
Quantitative financial measures make up 50 per cent of the scorecard, with the remaining 50 per cent made up of strategic measures assessed by the Remuneration
Committee using quantitative inputs. When determining the final outcome, the Remuneration Committee may consider any personal or business area objectives and whether there has been effective, consistent and proactive risk management and conduct outcomes across all dimensions.	When assessing performance, the Committee can exercise its judgment to determine the appropriate outcome. This helps to avoid any potential unintended outcomes that might arise from the application of formulaic performance criteria.

Performance adjustment

Performance adjustment is determined by the Remuneration Committee and/or Board Risk Committee and may result in a reduction of up to 100 per cent variable remuneration opportunity for the relevant period. It can be applied on a collective or individual basis. When considering collective adjustment, the Remuneration Committee and Board Risk Committee regarding any adjustments required to balanced scorecards or the overall GPS and/or LTSP outcome to reflect in-year or prior year risk matters.
The application of malus will generally be considered when:
•there is reasonable evidence of employee misbehaviour or material error or that they participated in conduct which resulted in losses for the Group or failed to meet appropriate standards of fitness and propriety;
•there is material failure of risk management at a Group, business area, division and/or business unit level;
•the Committee determines that the financial results for a given year do not support the level of variable remuneration awarded; and/or
•any other circumstances where the Committee consider adjustments should be made.
Judgement on individual performance adjustment is informed by taking into account the severity of the issue, the individual’s proximity to the issue and the individual’s behaviour in relation to the issue. Individual adjustment may be applied through adjustments to balanced scorecard assessments and/or through reducing the variable remuneration outcome.
Awards are subject to clawback for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation.
The application of clawback will generally be considered when:
•there is reasonable evidence of employee misbehaviour or material error; or
•there is material failure of risk management at a Group, business area, division and/or business unit level.

COMPENSATION
Remuneration Committee
The Committee comprises of six Non-Executive Directors from a wide background to provide a balanced and independent view on remuneration matters. Lord Blackwell retired from the Board and the Committee on 1 January 2021. Anita Frew retired from the Board and the Committee on 21 May 2020. Stuart Sinclair has been Chair of the Committee since 1 September 2018 and has been a member of the Committee since January 2016. For further details of Committee membership and attendance at meetings, please see page 133.
The purpose of the Committee is to set the remuneration for all Executive Directors and the Chair, including pension rights and any compensation payments. It recommends and monitors the level and structure of remuneration for senior management and material risk takers. It also considers, agrees and recommends to the Board an overall remuneration policy and philosophy for the Group that is aligned with its long-term business strategy, its business objectives, its risk appetite, purpose and values and the long-term interests of the Group, and recognises the interests of relevant stakeholders, including the wider workforce. The Committee's operation is designed to ensure that no conflicts of interest arise, and in particular, the Committee ensures that no individual is present when matters relating to their own remuneration are discussed.
Mercer was appointed by the Committee in 2016 following a competitive tender process and was retained for 2020. The Committee is of the view that Mercer provides independent remuneration advice to the Committee and does not have any connections with the Group or any director that may impair its independence. The broader Mercer company provides unrelated advice on accounting and investments. During the year the Committee requested advice and independent research on market and best practice in relation to fixed and variable reward structures to support formulating the Policy. Mercer attended Committee meetings upon invitation and fees payable for the provision of services in 2020 were £14,921.
How the Remuneration Committee spent its time in 2020 and compliance with the 2018 Corporate Governance Code

	Key Highlights	Oversight and approval
Incoming Group Chief Executive	The total maximum reward package for the new Group Chief Executive has been reduced by approximately 20 per cent from the current Policy maximum that was approved at the 2020 AGM
•The search for a new Chief Executive has been a significant focus for the Remuneration Committee.
•Each component of the package for the new Group Chief Executive, Charlie Nunn, have been set in accordance with the approved Policy and as announced on 30 November 2020 will include a basic salary of £1,125,000 and a Fixed Share Award of £1,050,000. The pension contribution has also been set at 15 per cent of salary, in line with the majority of the workforce. He will be eligible for a maximum Group Performance Share award of 140 per cent of basic salary and has agreed to limit the maximum award under the LTSP to 150 per cent

Executive Pay	Zero pay increases for 2021
•The Remuneration Committee considers the need for significant restraint and as such there are no pay increases proposed for Executive Directors and only limited awards made to other senior colleagues where they are paid below market rate, creating a retention risk.

Long Term Share Plan	Awards will be granted to a small number of senior colleagues
•Remuneration Committee supported making awards under the new Long Term Share Plan (LTSP) introduced at the AGM in May 2020.
•Awards will be granted to a small number of leaders, to ensure colleagues, to ensure there is alignment to shareholder experience and retain critical talent through the next phase of the Group’s strategic delivery.

Colleague and wider workforce

Colleague Fixed Pay	Above inflation pay award to our lowest paid colleagues
•Measured against our core principle of ensuring there is fairness in our remuneration structure, the Remuneration Committee has paid particular regard to the impact its decisions have had for all colleagues.
•We made an above inflation pay award to our lowest paid colleagues in April 2020, and paid a one-off £250 cash recognition award to nearly 40,000 predominantly customer-facing colleagues in July 2020. This means that, on average, the total remuneration of the lowest paid colleagues has stayed flat from 2019 to 2020.

2020 Group Performance Share Outcome	£0m 2020 Group Performance Share pool
•The Remuneration Committee set a policy at the start of 2020 that if Underlying Profit (UP) was 20 per cent below target, no GPS awards would be payable.
•The impact of the pandemic on our financial results meant there was no annual bonus pool.
•In keeping with our approach to timely, open and honest communication with colleagues, we decided to communicate this outcome in December 2020. This is in no way reflective of the hard work, commitment and sacrifice our colleagues have made throughout the year to keep our business running and help our customers.

Colleague Recognition Award	£400 share award to all colleagues
•To recognise further the considerable role that all colleagues have played in supporting customers in 2020, and the part they will play in delivering the next phase of the Group’s strategy, every permanent colleague across the Group will receive a £400 share award.

Shareholders

Shareholder engagement	Responding to Shareholder Feedback
•We were pleased to gain support at the 2020 AGM for the amendments we made to our Directors’ Remuneration Policy. However we recognise that there were a significant number of votes opposing these resolutions indicating that there were concerns with some aspect of our policy’s design.
•Following extensive and productive discussions additional clarity has been provided in the 2020 Directors Remuneration Report regarding the 50 per cent discount applied to the Long Term Share Plan (LTSP), as well as detail regarding our proposed simplified balanced scorecard for 2021.

COMPENSATION
STATEMENT OF VOTING AT ANNUAL GENERAL MEETING
The table below sets out the voting outcome at the Annual General Meeting in May 2020 in relation to the annual report on remuneration and the Remuneration Policy. Extensive and productive discussions have been held with our shareholders and further information can be found on page 109.

	Votes cast in favour		Votes cast against		Votes withheld
	Number of shares (millions)	Percentage of votes cast	Number of shares (millions)	Percentage of votes cast	Number of shares (millions)
2019 annual report on remuneration (advisory vote)	44,123	94.97%	2,338	5.03%	171
Directors’ remuneration policy (binding vote in 2020)	29,212	63.82%	16,562	36.18%	858
Directors' Remuneration Policy
The Group’s remuneration policy was approved at the AGM on 21 May 2020 and took effect from that date. It is intended that approval of the remuneration policy will be sought at three-year intervals, unless amendments to the policy are required, in which case further shareholder approval will be sought; no changes are proposed for 2020. The full policy is set out in the 2019 Annual Report on Form 20-F (pages 134 to 142) which is available at: 2019-lbg-form-20f-.pdf (lloydsbankinggroup.com)
The tables in this section provide a summary of the Directors’ remuneration policy. There is no significant difference between the policy for Executive Directors and that for other colleagues. Further information about the remuneration policy for other colleagues is set out in section ‘Other remuneration disclosures’.
REMUNERATION POLICY TABLE FOR EXECUTIVE DIRECTORS

Base Salary

Purpose and link to strategy
To support the recruitment and retention of Executive Directors of the calibre required to develop and deliver the Group’s strategic priorities. Base salary reflects the role of the individual, taking account of market competitiveness, responsibilities and experience, and pay in the Group as a whole.
Operation
Base salaries are typically reviewed annually with any increases normally taking effect from 1 April for Executive Directors. When determining and reviewing base salary levels,the Committee takes into account base salary increases for employees throughout the Group and ensures that decisions are made within the following two parameters:

•An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective job-sizing methodologies.
•Pay for comparable roles in comparable publicly listed financial services groups of a similar size.
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

COMPENSATION

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
When determining and reviewing the level of benefits provided, the Committee ensures that decisions are made within the following two parameters:
•An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective job-sizing methodologies.

•Benefits for comparable roles in comparable publicly listed financial services groups of a similar size.
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

COMPENSATION

Long Term Share Plan

Purpose and link to strategy
Long term variable reward opportunity to align executive management incentives and behaviours to the Group’s objectives of delivering long-term superior and sustainable returns. The Long Term Share Plan will incentives stewardship over a long time horizon and promote good governance through a simple alignment with the interest of shareholders.
Operation
From 2021, awards will be granted under the rules of the 2020 Long-Term Share Plan, that were approved at the AGM on 21 May 2020. Awards are made in the form of conditional shares and award levels are set at the time of grant, in compliance with regulatory requirements, and may be subject to a discount in determining total variable remuneration under the rules set by the European Banking Authority. The number of shares to be awarded may be calculated using a fair value or based on a discount to market value, as appropriate.
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
Maximum Potential
The maximum Long Term Share Plan opportunity is 200 per cent of base salary for all Executive Directors including the current Group Chief Executive.
The maximum for the incoming Group Chief Executive will be 150 per cent of base salary.

Performance measures
An award may be granted by the Remuneration Committee taking into account an assessment of performance of the Company, any Member of the Group or business unit or team, and/or the performance, conduct or capability of the Participant, on such basis as the Committee determine. The normal ‘target’ level of the Long Term Share award is 150 per cent of base salary.
No further performance conditions will apply. However vesting will be subject to the underpins and Remuneration Committee discretion as described on page 124.

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

Chairman and Non-Executive Director fees

Purpose and link to strategy
To provide an appropriate reward to attract and retain a high-calibre individual with the relevant skills, knowledge and experience
Operation
The Committee is responsible for evaluating and making recommendations to the Board with regards to the Chair’s fees. The Chair does not participate in these discussions. The Group Chief Executive and the Chair are responsible for evaluating and making recommendations to the Board in relation to the fees of the Non-Executive Directors. When determining and reviewing fee and benefit levels, the Committee ensures that decisions are made within the following parameters:
•The individual’s skills and experience.
•An objective assessment of the individual’s responsibilities and the size and scope of their role, using objective job sizing methodologies.
•Fees and benefits for comparable roles in comparable publicly listed financial services groups of a similar size.

The Chair receives an all-inclusive fee, which is reviewed periodically plus benefits including life insurance, car allowance, medical insurance and transportation. The Committee retains the right to provide additional benefits depending on individual circumstances. Non-Executive Directors are paid a basic fee plus additional fees for the chairmanship/membership of committees and for membership of Group companies/boards/non-board level committees.
Additional fees are also paid to the senior independent director and to the deputy chair to reflect additional responsibilities. Any increases normally take effect from 1 January of a given year.
The Chair and the Non-Executive Directors are not entitled to receive any payment for loss of office (other than in the case of the Chair’s fees for the six month notice period) and are not entitled to participate in the Group’s bonus, share plan or pension arrangements. Non-Executive Directors are reimbursed for expenses incurred in the course of their duties, such as travel and accommodation expenses, on a grossed-up basis (where applicable).
Maximum potential
The Committee will make no increase in fees or benefits currently provided which it believes is inconsistent with the parameters above.
Performance metrics
N/A

COMPENSATION
SERVICE AGREEMENTS
The service contracts of all current Executive Directors are terminable on 12 months’ notice from the Group and six months’ notice from the individual. The Chair also has a letter of appointment. His engagement may be terminated on six months’ notice by either the Group or him.
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

CORPORATE GOVERNANCE
STATEMENT ON US CORPORATE GOVERNANCE STANDARDS
The Board is committed to the delivery of the Group’s strategy which is underpinned by high standards of corporate governance designed to ensure consistency and rigour in its decision-making. This report explains how those standards, in particular, those laid down in the Financial Reporting Council’s UK Corporate Governance Code 2018 (the UK Code), apply in practice to ensure that the Board and management work together for the long-term benefit of the Company and its shareholders. The UK Code can be accessed at www.frc.org.uk.
To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairs. Terms of Reference for each of the Committees are available on the website at www.lloydsbankinggroup.com. Information on the membership, role and activities of the Nomination and Governance Committee, the Audit Committee, the Board Risk Committee and the Responsible Business Committee can be found on pages 147 to 159.
Further information about the work of the Remuneration Committee is included on pages 106 to 107 and 126 to 130.
As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds Banking Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE, key differences are set out in the paragraphs below. As Lloyds Banking Group plc’s main listing is on the London Stock Exchange, it follows the principles contained in the UK Code. The Group confirms that it applied the principles and complied with all the provisions of the Code throughout 2020 except in relation to that part of provision 36 that provides that the remuneration committee should develop a formal policy for post-employment shareholding requirements encompassing both unvested and vested shares and, in one instance, in relation to that part of provision 15 that provides that additional external appointments should not be undertaken without prior approval of the board. Compliance with the UK Code is discussed further on page 144.
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
Under the NYSE corporate governance listing standards, the remuneration, nomination and governance committees of domestic US companies must be comprised of entirely independent directors. However for Lloyds Banking Group plc, again consistent with the principles of the UK Code, the Remuneration Committee and the Nomination and Governance Committee include the Chair, with all other members being independent Non-Executive Directors.

CORPORATE GOVERNANCE
A letter from the Chair
Engaging with the Group's stakeholders to Help Britain Recover

The Board believes that
good governance and
stakeholder engagement
are more important than
ever and key to the Group
achieving its purpose of
Helping Britain Prosper.
Robin Budenberg
Chair

As I write my introduction to this Corporate Governance Report, the pandemic continues to have a major impact on society and on how companies operate. In these times, the Board believes that good governance and stakeholder engagement are more important than ever and key to the Group achieving its purpose of Helping Britain Prosper and to the successful delivery of its strategy. Further information about the Board's oversight of the Group’s response to the pandemic can be found on pages 138 to 139.
Set out below are some of the Group's key corporate governance activities during the year.
Stakeholder engagement
While supporting customers and colleagues has been a key focus during these troubling times, the Board has remained aware of the need for the Group to continue to engage effectively with all its stakeholders. Meeting the Group’s responsibilities and duties both to shareholders and the communities the Group serves is central to the Group's purpose of Helping Britain Prosper.
Succession planning
Succession planning, both in respect of Non-Executive Directors and the executive, is a key component of good governance and was in focus during 2020 when the Board approved the appointment of a new Group Chair and Group Chief Executive. Further information about these appointment processes and succession planning can be found on pages 148 to 149.

Culture
The Board supports the Group’s aim to develop its values-led culture. That culture needs to continue to develop to ensure that the business can adapt rapidly to a changing environment while delivering the best outcome for customers. During the year, the Board has regularly assessed and monitored the Group’s progress on culture. Further information about the Board's oversight of the Group’s culture journey can be found on page 140.
Inclusion & Diversity
Approaching diversity as a business issue reflects the Group's firm view that diverse teams, working within inclusive environments, are more innovative, engaged and deliver better outcomes for the Group's customers. The Board was pleased to endorse a Race Action Plan in support of Black colleagues to drive cultural change, recruitment and progression across the Group.
Climate change
The Board is conscious of the impact of climate change on the Group’s business and how the Group’s activities affect the environment. These topics have been discussed by the Board and a number of its Committees. Further information about the Group’s new pledges to reduce the emissions that the Group finances and the carbon footprint and energy consumption of its own operations can be found on pages 6 to 12.
Board and Committee changes
There have been a number of changes to the Board and its Committees during 2020.
Catherine Woods joined the Board as a Non-Executive Director in March and I joined the Board as a Non-Executive Director in October ahead of succeeding Lord Blackwell as Chair of the Group on his retirement on 1 January 2021.
Juan Colombás retired as Chief Operating Officer in September. Juan played key roles in turning the Group around after the financial crisis and in the Group's initial response to the pandemic. Juan left with the Group's thanks and the Group wishes him every success for the future.
Anita Frew retired as Deputy Chair and a Non-Executive Director at the Company’s AGM in May 2020 and was succeeded by Alan Dickinson. As part of these changes, Nick Prettejohn took on Alan's previous role as Chair of the Board Risk Committee for a limited time. Catherine Woods succeeded Nick Prettejohn in that role on 1 January 2021. Simon Henry retired as a Non-Executive Director in September and was succeeded as Chair of the Audit Committee by Sarah Legg. Anita and Simon both made significant contributions to the Board and left with the Group's thanks and best wishes.
Full details of the changes are set out on page 147.
Although this is the Company's Corporate Governance Report, I would also like to take the opportunity to thank Nigel Hinshelwood, Sarah Bentley and Brendan Gilligan for their huge contribution as ongoing board members of Lloyds Bank plc and Bank of Scotland plc.
Board evaluation
The Board carried out an annual evaluation of its effectiveness during the year. This year’s was an internal evaluation overseen by the Nomination and Governance Committee. The process which was undertaken, and the findings of the review, can be found on pages 142 to 143, together with information about the progress against the 2019 review actions.
Corporate Governance Code
During the year under review, the UK Corporate Governance Code 2018 applied to the Company. The Company's statement of compliance with the Code and a summary of the requirements of the Code can be found on pages 144 to 146.

Robin Budenberg
Chair

CORPORATE GOVERNANCE
Corporate governance report
The Company's Board in 20201

Board and Committee composition and attendance at scheduled meetings in 202013

Board member	Board	Nomination and Governance Committee	Audit Committee	Board Risk Committee	Remuneration Committee	Responsible Business Committee
Lord Blackwell (C)	13/13	7/7 C	—	8/8	7/7	4/4
António Horta-Osório	13/13	—	—	—	—	—
William Chalmers	13/13	—	—	—	—	—
Juan Colombás[1]	9/9	—	—	—	—	—
Robin Budenberg[2]	3/3	1/1	—	2/2	2/2	1/1
Alan Dickinson[3]	13/13	7/7	6/6	8/8	7/7	1/1
Anita Frew[4]	5/6[10]	3/3	3/3	4/4	3/4[10]	2/2
Simon Henry[5]	10/10	—	5/5	5/6[12]	—	—
Sarah Legg[6]	13/13	—	6/6 C	8/8	—	—
Lord Lupton	13/13	—	—	8/8	—	4/4
Amanda Mackenzie	13/13	—	—	8/8	7/7	4/4
Nick Prettejohn[7]	12/13[11]	5/6[11]	6/6	8/8 C	—	—
Stuart Sinclair	12/13[10]	6/7[12]	—	8/8	7/7 C	4/4
Sara Weller[8]	13/13	5/711 12	—	7/8[12]	7/7	4/4 C
Catherine Woods7 9	11/11	—	1/1	6/6	5/5	—
C Chair
1Juan Colombás retired from the Board on 18 September 2020.
2Robin Budenberg joined the Board and respective Committees on 1 October 2020 and became Chair of the Nomination and Governance Committee on 1 January 2021.
3Alan Dickinson succeeded Anita Frew as Deputy Chairman on 21 May 2020.
4Anita Frew retired from the Board on 21 May 2020.
5Simon Henry retired from the Board on 30 September 2020.
6Sarah Legg succeeded Simon Henry as Chair of the Audit Committee with effect from 1 October 2020 and became a member of the Responsible Business Committee on 1 February 2021.
7Nick Prettejohn succeeded Alan Dickson as Chair of the Board Risk Committee on 21 May 2020 and was succeeded in that role by Catherine Woods on 1 January 2021.
8Sara Weller plans to retire as Chair of the Responsible Business Committee and a Non-Executive Director at the AGM in May 2021. Amanda Mackenzie will take on the role of Chair of the Responsible Business Committee following Sara's retirement from the Board.
9Catherine Woods joined the Board and the Board Risk and Remuneration Committees on 1 March 2020 and the Audit Committee on 10 September 2020.
10Unable to attend due to illness.
11Unable to attend ad hoc meeting scheduled on a Sunday evening at short notice.
12Unable to attend due to a another business commitment.
13Where a Director is unable to attend a meeting s/he receives papers in advance and has the opportunity to provide comments to the Chair of the Board or to the relevant Committee Chair.

CORPORATE GOVERNANCE
The Company's Board meetings in 2020
During the year, there were 13 Board meetings, including three ad hoc meetings called at short notice to consider matters of a time-sensitive nature such as the appointments of the new Group Chair and Group Chief Executive. Details of attendance at Board meetings is shown above.
The Board recognises the need to be adaptable and flexible to respond to changing circumstances, such as switching to virtual meetings because of the pandemic, and to emerging business priorities, while ensuring the continuing monitoring and oversight of core issues, such as the impact of, and the Group’s response to, the pandemic.
The Group has a comprehensive and continuous agenda setting and escalation process in place to ensure that the Board has the right information at the right time and in the right format to enable the Directors to make the right decisions. The Chair leads the process, assisted by the Group Chief Executive and Company Secretary. The process ensures that sufficient time is being set aside for strategic discussions and business critical items. The Chair and the Chairs of each Committee ensure Board and Committee meetings are structured to facilitate open discussion, debate and challenge.
The process of escalating issues and agenda setting is reviewed at least annually as part of the Board evaluation with enhancements made to the process, where necessary, to ensure it remains effective.
The Non-Executive Directors also receive regular updates from management to give context to current issues. In-depth and background materials are regularly provided via a designated area on the secure Board portal.

CORPORATE GOVERNANCE

THE COMPANY'S BOARD AND GOVERNANCE STRUCTURE

The Board is supported by its Committees which make decisions and recommendations on matters delegated to them under the Corporate Governance Framework, including Board appointments, internal control risk, financial reporting, governance and remuneration issues. This enables the Board to spend a greater proportion of its time on strategic, forward-looking agenda items. Each Board Committee comprises Non-Executive Directors only and has an experienced Chair. Each Committee Chair reports to the Board on the activities of their Committee at a subsequent Board meeting.
The management of all Committees is on the same basis as the Board. Each of the Committees’ structures facilitates open discussion and debate, and ensures adequate time for members of the Committees to consider all proposals.
The Executive Directors make decisions within the parameters and principles set out in the Corporate Governance Framework. However, where appropriate, any activity can be brought to the full Board for consideration, even if the matter falls within agreed parameters. The Corporate

Governance Framework seeks to ensure that decisions are made by management under the correct authority. In the rare event of a Director being unable to attend a meeting, wherever possible the Chair of the meeting discusses the matters proposed with the Director concerned, seeking their views. The Chair subsequently represents those views to the meeting.
A full schedule of matters reserved can be found at https://www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.html

CHAIR INDUCTION

Robin Budenberg
Non-Executive Director and Chair

Robin Budenberg, an experienced Non-Executive Director with extensive financial services experience, received a tailored induction that focused on the Group’s culture and values, stakeholders, strategy, structure, operations and governance. As Chair Designate, Robin worked closely with Lord Blackwell, the Group’s former Chairman, in ensuring an effective handover of responsibilities.
Robin’s induction included:

•An Induction Pack containing key corporate documents and information relating to the Group covering aspects such as the role of a director (including relevant Group policies such as anti-bribery, conflicts of interest, expenses, gifts and hospitality and share dealing), the Board and its Committees, financials and strategy, governance, risk management, culture, shareholders and training.

•Meetings with Senior Management and Board Directors held in October through December 2020 with all GEC members, Board Directors, the Group Company Secretary and other senior managers to discuss aspects including:

–The UK banking regulatory framework and corporate governance including ring-fencing requirements, the Senior Managers and Certification Regime, culture and conduct expectations and whistleblowing
–Strategic challenges facing the Group (including, for example, the impact of COVID-19 and the operational and conduct challenges it presents and targets and risks associated with managing the Group’s response to climate change)
–Culture and values
–Group Operations
–Risk Management (including consideration of operational risk, conduct risk and customer outcomes)
–Financials (including meetings with internal and external auditors)
–Capital management and liquidity
–Inclusion & Diversity
–Retail Banking (including Digital Transformation) and Wealth Management
–Commercial Banking
–Scottish Widows Group Limited and the Insurance sub-group
–Lloyds Bank Corporate Markets plc and the Non Ring-Fenced Bank sub-group
–LBG Equity Investments and the Equity sub-group

•Meetings with Major Shareholders held in October and November 2020
During 2021, Robin will continue his programme of visits (either in person or virtually) with customers, service providers and key stakeholders across the retail, commercial and insurance sectors to build upon and deepen his understanding of the customer offering and experience. Robin will continue to develop his knowledge of the Group and its people through site visits (either in person or virtually) to the Group’s regional offices as well as through focused discussions with smaller teams and individual colleagues.

CORPORATE GOVERNANCE
How the Board works
Key focus areas

Key: GSR3 strategic priorities				Stakeholders
A	Leading customer experience	B	Digitising the Group	1	Customers	2	Colleagues	3	Suppliers
C	Maximising Group capabilities	D	Transforming ways of working	4	Community and Environment	5	Shareholders	6	Regulatory and Government

Discussions and decisions

The Board sets the strategy, oversees its delivery and establishes the culture, values and standards of the Group. The Board ensures that the Group manages risk effectively, monitors financial performance and reporting and ensures that appropriate and effective succession planning arrangements and remuneration policies are in place. It provides and encages entrepreneurial leadership across the Group within this framework.
This page 136 and page 137 show the key focus areas of the Board during the year and highlight the link between those focus areas and the Group's strategic priorities. Also listed are stakeholder groups central to the matters considered and decisions taken.
The agenda for each Board meeting is discussed in advance with the Chair, Group Chief Executive and Group Company Secretary and reviewed at Group Executive Committee meetings. Regular updates are provided to the Board by the Chairs of the Audit, Nomination and Governance, Remuneration, Responsible Business and Board Risk Committees as well as by the Group Chief Executive, the Chief Financial Officer, the Chief Risk Officer and the Chair and the chairs of the Lloyds Bank Corporate Markets plc and Scottish Widows Group Limited boards.

CULTURE AND VALUES
Approved the Helping Britain Prosper Plan
Strategic priorities	Stakeholder groups
A B C D	1 2 3 4

Discussed conduct, culture and values, cultural transformation initiatives and the Group's society of the Future plans
Strategic priorities	Stakeholder groups
A D	1 2 3 4 6

Considered and discussed climate change risk and pledges
Strategic priorities	Stakeholder groups
A C D	1 2 3 4 5 6

Approved the Group’s diversity policy including a discussion on Black Lives Matter and endorsement of the Race Action Plan
Strategic priorities	Stakeholder groups
C	1 2 3 4 6

Considered the operation and effectiveness of the remuneration policy
Stakeholder groups
2 5 6

Considered workforce engagement mechanisms and engagement results
Strategic priorities	Stakeholder groups
D	2

CUSTOMERS
Considered retail customer and supplier support during the pandemic including financial, operational and customer treatment
Strategic priorities	Stakeholder groups
A C	1 3 4 6

Discussed financial support for businesses through Government-backed schemes
Strategic priorities	Stakeholder groups
A C	1 6

Considered the recovery of SME customers affected by the pandemic
Strategic priorities	Stakeholder groups
A C	1 6

Discussed customers in financial difficulty
Strategic priorities	Stakeholder groups
A	1 4 6

Discussed the Group's performance against customer dashboard and targets for 2020
Strategic priorities	Stakeholder groups
A C	1

Discussed the annual review of customer conduct framework and risk
Strategic priorities	Stakeholder groups
A	1 2 6

Discussed the Group's approach to customer communications
Strategic priorities	Stakeholder groups
A	1 2

STRATEGY
Discussed progress against Group Strategic Review 3 objectives
Strategic priorities	Stakeholder groups
A B C D	1 2 3 4 5 6

Two day meeting to review the Group’s strategy and progress
Strategic priorities	Stakeholder groups
A B C D	1 2 3 4 5 6

Deep dive on ways of working post pandemic
Strategic priorities	Stakeholder groups

A B C D	1 2 4

Deep dive on payments proposition
Strategic priorities	Stakeholder groups
A B C	1

Deep dive on Insurance and Wealth
Strategic priorities	Stakeholder groups
A B C	1 2 4

Deep dive on economics and financial impacts
Strategic priorities	Stakeholder groups
C D	2 3 4 5 6

Approved large transactions and contracts
Strategic priorities	Stakeholder groups
A B C D	1 3 5 6

Considered the Group's EU exit preparations
Strategic priorities	Stakeholder groups
A C D	1 2 3 4 5 6

FINANCIAL
Approved the 2020 budget and the operating plan
Strategic priorities	Stakeholder groups
A B C D	1 2 3 4 5 6

Discussed the regular finance report, forecasts and capital and liquidity positions
Stakeholder groups
6

Approved the income statement, draft results and presentations to analysts
Stakeholder groups
2 5

Approved funding and liquidity plans and capital plan including capital risk appetite
Stakeholder groups
5 6

Approved a request from the PRA on suspension of dividend payments for 2020
Stakeholder groups
1 5 6

Considered updates on structural hedging strategy and Group Corporate Treasury’s regular management information report
Stakeholder groups
5 6

CORPORATE GOVERNANCE

Received an annual update on pension scheme and valuation
Stakeholder groups
1 2 5

Approved Basel Pillar 3 disclosures
Stakeholder groups
6

Approved Annual Report and Form 20-F
Stakeholder groups
5 6

RISK MANAGEMENT
Approved Group risk appetite
Stakeholder groups
1 2 3 4 5 6

Considered cloud services strategy and cyber security
Strategic priorities	Stakeholder groups
A B	1 2 3 4 5 6

Considered key areas of conduct risk
Stakeholder groups
1 2 6

Approved the risk management framework
Stakeholder groups
1 2 3 4 5 6

REGULATORY
Approved the attestation of ring-fencing compliance application to PRA to renew modifications to ring-fencing governance rules
Stakeholder groups
1 6

Approved the whistleblowing policy and considered whistleblowing updates
Stakeholder groups
1 2 6

Approved an update to the statements on Modern Slavery and Human Rights
Stakeholder groups
1 3 6

Considered updates on the Group’s progress towards resolvability as required under the Bank of England Resolvability Assessment Framework
Stakeholder groups
1 2 3 4 5 6

Considered regulatory updates
Stakeholder groups
6

Received updates on the Senior Managers and Certification Regime
Stakeholder groups
6

Approved actions in relation to the PRA Periodic Summary Meeting letter
Stakeholder groups
6

Discussed the FCA Firm Evaluation letter and agreed ownership of actions
Stakeholder groups
6

Held Discussions with the PRA and FCA
Stakeholder groups
1 3 4 5 6

GOVERNANCE AND STAKEHOLDERS

Discussed the outcome of annual Board evaluation and agreed actions arising from it
Stakeholder groups
5

Discussed the review of the Chairman’s effectiveness
Stakeholder groups
5

Discussed how to hold the Annual General Meeting during the pandemic, approved revised arrangements for it and received an update on voting
Stakeholder groups
2 5 6

Approved the Corporate Governance Framework
Stakeholder groups
5 6

Approved various Group policies including signing authorities and the Board and Group Executive Committee dealing policy
Stakeholder groups
2 6

Reviewed the Chairman’s fee (without the Chairman present) and Non-Executive Directors’ fees (with Non-Executive Directors abstaining)

Approved going concern statement

Discussed the update on Banking Standards Board 2019 survey
Stakeholder groups
2 6

Approved Board and Board Committee appointments
Stakeholder groups
5 6

Discussed Board and executive succession planning and approved the appointment of the new Chair and CEO
Stakeholder groups
5 6

Deep dive sessions
The Board regularly holds deep dive sessions with senior management outside formal Board meetings. The purpose of the sessions is to provide the Board with deeper insight into key areas of strategic focus, whilst providing Directors with a greater understanding and appreciation for the subject matter to help drive better quality of debate and enhance knowledge. The sessions are structured to allow plenty of opportunity for discussion and include presentations and videos.
Details of the deep dive sessions that were held in 2020 are set out in the key focus areas section on pages 136 and this page 137. In addition, detailed updates were received from Scottish Widows Group Limited and Lloyds Bank Corporate Markets plc and joint discussions held with Scottish Widows Group Limited.

CORPORATE GOVERNANCE
Governance in action
Board oversight of pandemic response
The pandemic has had a profound effect on the way we live. The Board has monitored the impact of the pandemic on the Group’s business and its stakeholders and the Group’s response as the situation evolved, seeking to ensure that the risks posed by the pandemic are mitigated. All Board meetings have been held virtually since (and including) the March Board meeting with Board and Board Committee agendas flexed to consider COVID-related matters. The Board considered frequent COVID updates from management (both formally and informally) as events unfolded covering matters such as the impact on customers, colleagues, suppliers and other stakeholders and on funding and liquidity. These pages provide an overview of how the Board has overseen the Group’s response to the pandemic.

FEBRUARY

Gradual increase in UK confirmed cases with 23 UK confirmed cases as at month end
3 February – the Group invoked its incident management process to coordinate Group activity relating to the coronavirus with the incident team providing weekly updates to the Group Executive Committee.
19 February – the Board considered an update indicating that the coronavirus outbreak was being closely monitored, including the impact on industry sectors and that a scenario exercise has been undertaken to simulate the Group’s response. The Board emphasised at its Board meeting the need for contingency plans for staff protection and mass absences to be in place, the importance of maintaining IT resilience and the potential impact on the financial systems in terms of cash flow, supply chain and commodities.

MARCH

Bank of England made emergency base rate cuts, Chancellor announced furlough scheme and Prime Minister announced UK lockdown measures
4 March – the Board considered the first of many updates dedicated to the Group’s response to the pandemic focusing on business continuity plans to ensure that the Group could continue to serve customers and co-ordination of responses to a series of localised scenarios.
5 March – the Board reviewed an update from the Group Corporate Treasurer on the Group’s funding position and capital contingency level.
26 March – the Board Risk Committee discussed the Group’s operational response to the pandemic and highlighted the importance of continued focus on customers and colleagues (in particular colleague mental and physical wellbeing) and regular communication to colleagues as well as contingency planning on the Group’s ways of working.
31 March – the Board met at short notice to discuss the PRA’s request to banks to suspend dividend payments and share buybacks. The Board agreed to suspend dividends and buybacks on ordinary shares until the end of 2020.

APRIL

UK lockdown measures continued with three week extension announced and daily testing capacity was ramped up as the total number of recorded deaths passes 20,000
8 April – the Board held an informal update call to discuss the Group’s response to the crisis, including business continuity planning and operational impact and to provide a briefing on customer support and business support schemes as well as on economic and financial projections.
28 April – the Board Risk Committee extensively discussed the impact of the pandemic at its meeting. The Audit Committee discussed at its meeting the Group’s draft Q1 interim management statement (including COVID-related disclosures) and recommended that the Board approve the statement.
29 April – the Board discussed the Government schemes for SME, business and corporate support at its Board meeting and the Group’s operational approach to implementing the schemes and approved the Group’s participation in each of the CBILS, CLBILS, and BBL schemes and equivalent Government backed support schemes. The Board approved the Group’s Q1 interim management statement, which, given the significant change in the operating environment and economic expectations, withdrew the Group’s previous guidance in light on the ongoing uncertainty caused by the pandemic.

MAY

The Prime Minister announced plans to gradually ease restrictions and contact tracing systems went live in England and Scotland
1 May – the Group announced that its Chief Operating Officer and Director, Juan Colombás, had agreed to delay his retirement and to remain in post and on the Board until 18 September 2020 to enable him to continue to play a key role in the Group's response to the pandemic.
12 May – COVID-compliant AGM arrangements were announced following Board approval.
19 May – the Board Risk Committee discussed the impact of the pandemic with a focus on the economic impact.
20 May – the Board discussed a proposed multi-step transition back to the office in line with Government guidance and noted the importance of wellbeing desks for colleagues struggling to work from home and of support for customers, in particular personal customers in financial difficulty and SMEs.

CORPORATE GOVERNANCE

JUNE

As restrictions are gradually eased, primary schools and general retail reopened
11 June – informal Board update call held to brief the Board on an analysis of economic scenarios and the key assumptions underpinning them in relation to matters such as the continued closure of the economy, the process for the UK's exit from the EU and the likelihood of a second wave.
24 June – the Board considered an update from the Group Chief Executive at its Board meeting, including on COVID transition planning, payment holidays and the impact of the pandemic on colleague ways of working.

JULY AND AUGUST

Easing of restrictions continued as restaurants, pubs and hotels could open and two households could meet indoors; face coverings were introduced; the number of cases appeared to have stabilised
28 July – the Audit Committee discussed at its meeting the Group’s draft half-year results news release (including COVID-related disclosures) and recommended that the Board approve the news release. The Board Risk Committee discussed a COVID-specific credit update and the impact of the pandemic and emerging risks across a number of sectors.
29 July – the Board reviewed a specific paper on SME customers and participated in a deep dive on ways of working after the pandemic. The Board also considered a summary of key feedback and viewpoints relating to the wider workforce and the Group’s further response to the pandemic in respect of actions taken to support colleagues and Pulse Survey results. The Board approved the Group’s half-year news release, which included revised 2020 guidance.
6 August – the Board considered a briefing on the Bank of England’s Financial Stability Report, which provided an update to its previous desktop stress test and commentary on the ability of banks to withstand the current economic stress.

SEPTEMBER

“Rule of six” was introduced as cases started rising again with local restrictions imposed; schools returned
23 September – the Board Risk Committee discussed an update on the impact of the pandemic, in particular from and customers in financial difficulty and risk appetite perspectives.
24 September – the Board discussed at its meeting customer sentiment through the pandemic, and colleague ways of working, during the pandemic and on the Group’s customer support measures.

OCTOBER

Tier regulations came into effect with differing levels of restrictions as the NHS came under pressure due to the “second wave”
6 October – the Board discussed on a Board call an update on analysis of economic scenarios and the underlying assumptions in relation to the pandemic and the UK's exit from the EU ahead of the release of the Group’s Q3 interim management statement later that month.
27 October – the Board discussed at its meeting the Group’s priorities from a culture perspective post pandemic and areas of focus for the Group on the exit from the pandemic. The Board Risk Committee discussed a COVID-specific credit update and a briefing on the Group’s programme to support Commercial Banking customers.
28 October – the Audit Committee discussed at its meeting the Group’s draft Q3 interim management statement (including COVID-related disclosures) and recommended that the Board approve the statement. The Board approves the Group’s Q3 interim management statement, which included updated 2020 guidance in light of the highly uncertain economic outlook.

NOVEMBER AND DECEMBER

As England entered a second national lockdown, Pfizer and BioNTech announced a vaccine with the UK vaccination programme starting in early December; a new strain of the virus prompted creation of a new “tier 4”
25 November – the Board Risk Committee discussed a COVID-specific credit update.
26 November – the Board discussed an update on the impact of the pandemic on the Group and, in particular, on its progress with its strategy at is Board meeting.
9 December – the Board took part in a ‘deep dive’ on economic forecasts, including a focus on the impact of the pandemic on the economy and digital structural transformation and assumptions around vaccine roll-out.

CORPORATE GOVERNANCE
Board oversight of the Group's accelerated culture journey
The Board supports the Group's aim to develop its values-led culture. The Group's values and behaviours are the foundation of its culture, providing us with a clear framework to ensure colleagues understand what colleagues expect of each other. During 2020 the Board has sponsored a plan of initiatives led by the Group Chief Executive to accelerate cultural change across the business, which will be crucial to the delivery of the Group's strategy and to ensure the Group continues to respond to the evolving needs of its customers, colleagues and the communities the Group serves.

January 2020	OVERSIGHT & DIRECTION
The Board endorsed a number of Culture Change Acceleration initiatives.	The Board provides oversight and direction in relation to culture activities and believes that establishing the right culture is important to ensure the Group is building an environment where colleagues are empowered and inspired to do the right thing for customers.
•These focus on greater empathy, promoting empowerment and simplicity, pioneering new ways of working to remove barriers to cultural change, encouraging contrary positions to be advocated to promote rounded decision-making and reviewing the tone of the Group's communications.

The Group Chief Executive established an executive Culture Working Group to oversee the Culture Change Acceleration initiatives.

February 2020	IMPACT OF COVID-19
The Board reviewed the results of recent colleague surveys.	In addition to substantial delivery across its culture change initiatives in 2020, the Group has also experienced positive cultural impact as a result of the many changes accelerated by the pandemic.
•Performance against key metrics remained encouragingly stable given the circumstances, with scores remaining high and above UK high performing norms; areas of improvement identified with respect to bureaucracy and the requirement to continue to simplify the Group's ways of working.

April 2020	CULTURE HIGHLIGHTS FROM 2020
The Board considered progress on the Culture Change Acceleration initiatives.
•Building empathy, including the re-write of 60% of the Group's customer communications and new training for colleagues.
•Promoting simplicity through new principles for committees and governance.
•New ways of working have been pioneered, tested and implemented to support and embed the Group's culture change, enabled by the accelerated delivery and adoption of technology improvements to support remote working and collaboration.
•Continued embedding of Your Best, the Group's award winning approach to performance management and career development which was rolled out in 2019.
•Building skills for the future through focus on continued learning.

•Colleague response to the pandemic demonstrated how the Group was able to adapt and work together to support the Group's customers, colleagues and communities through rapid decision-making.
•Increased two-way communication from the Group Chief Executive and broader Group Executive Committee focused on supporting colleagues has been very positively received.

June 2020
The Board received highlights from the colleague Pulse Survey designed to help leaders to understand the impact of the pandemic on colleague sentiment and behaviours.
•Colleagues reported positive shifts in culture, identifying greater support, collaboration, flexibility and innovation.

July 2020
The Board evaluated progress on the Culture Change Acceleration initiatives that incorporated the impact of the pandemic
•The Board agreed that positive cultural changes triggered by the pandemic needed to be permanently embedded within the business.
•Behavioural changes of greater empathy, open communication, collaboration, and agile decision making have helped to advance the Group's cultural development and have complemented the Group's ambition to accelerate culture change.

November 2020	KEY METRICS
The Board discussed a further update on the progress made across the Culture Change Acceleration initiatives and proposed 2021 Culture Change Acceleration Plan to embed improvements and accelerate transition towards the Group's desired culture.	All indices and metrics have risen since 2019:
•Employee engagement Index 81% (up 7 pts) •Performance excellence index 82% (up 3 pts) •Confidence & trust index 78% (up 4 pts)
•The Board has encouraged Group Executives and Senior Leaders to role model and pioneer new ways of working and encourage simplicity, facilitated through the rollout of new technology.
•Empathetic tone from the top has been adopted in leaders’ communications, with colleagues noticing the change and more human, transparent tone used.
•The Board reviewed results from the recent colleague surveys where colleagues reported a more agile working environment with faster decision‑making and less bureaucracy.

CORPORATE GOVERNANCE

GROUP STRUCTURE AND RING-FENCING GOVERNANCE ARRANGEMENTS
Since 1 January 2019 UK legislation has required large UK banks to separate personal banking services such as current and savings accounts from riskier activities, such as investment banking, in other parts of their business. This is called ring-fencing. The Group’s structure and governance arrangements meet these regulatory requirements. Lloyds Bank plc and Bank of Scotland plc are the banks, within the Group, which have been included within the ring-fence (together, the Ring-Fenced Banks). The governance structure focuses on ensuring:
•Independent decision-making by the Ring-Fenced Bank Boards – on any matters where there might be a conflict between the interests of the Ring-Fenced Banks and the interests of another part of the Group.
•Risks affecting the Ring-Fenced Banks are considered and managed from the Ring-Fenced Banks’ perspective – including maintenance of the capital adequacy and liquidity of the Ring-Fenced Banks.
•Clear and effective governance at both Ring-Fenced Bank and Lloyds Banking Group plc level – including second and third lines of defence in respect of risk management.

Group Structure
The subsidiaries of the Group are structured into the following sub-groups under Lloyds Banking Group plc providing effective governance for the business undertaken in each sub group:
•Ring-Fenced Banks sub-group containing Lloyds Bank plc and Bank of Scotland plc (including the Halifax and MBNA businesses), serving both their UK personal and commercial customers.
•Non Ring-Fenced Bank sub-group – Lloyds Bank Corporate Markets plc – which provides products and services to Group customers that are not allowed within the ring-fence as well as serving Financial Institutions customers and holding certain of the Group’s subsidiaries and branches outside the UK.

•Insurance sub-group under Scottish Widows Group Limited (including Scottish Widows Limited).
•Equity sub-group under LBG Equity Investments Limited, for which the principal subsidiary is Lloyds Development Capital Limited.
The Ring-Fenced Bank Boards have three additional independent Non-Executive Directors to the Group Board: Nigel Hinshelwood (Senior Independent Director), Sarah Bentley and Brendan Gilligan. These Ring-Fenced Bank only directors are independent of the management and the rest of the Group and play a crucial role in the governance structure, with an enhanced role in managing any potential conflicts between the Ring-Fenced Banks and the Group.

CLIMATE CHANGE
In addition, in January 2021 the Board approved a Risk Appetite metric for climate risk to ensure the Group continues to progress activities at pace.
The Board Risk Committee receives regular detailed updates regarding the Group’s climate risk management and key developments and will continue to closely monitor climate change and sustainability risks, looking at the impact on both the Group and its customers, and the delivery of the Task Force on Climate-related Financial Disclosures (TCFD) recommendations and other commitments.
The Audit Committee considers climate-related disclosures in the Group’s financial statements.

More detail
Group's environmental and social progress
Read more on pages 6 to 12 and in the Group's 2020 Lloyds Banking Group ESG Report

Climate change impacts are becoming ever clearer and need urgent action. The Group has ambitious plans to further reduce the Group's own emissions and those it finances.

Sara Weller
Chair, Responsible Business Committee
INCLUSION & DIVERSITY
Board oversight of sustainability and climate-related risks	Board oversight of Inclusion & Diversity initiatives
The Board has a key role in overseeing how the Group’s activities affect the environment and the impact of climate change on the Group’s business. The Responsible Business Committee oversees and monitors the Group’s sustainability strategy and the Board Risk Committee oversees and monitors the Group’s approach to managing risks arising from climate change, with both Committees reporting regularly to the Board. Further details of the governance structure for the oversight and ownership of the Group’s sustainability strategy and management of climate-related risks can be found on page 8.
During the year the Board approved:
•an ambitious goal, working with customers, Government and the market to help reduce the emissions the Group finances by more than 50 per cent by 2030, on the path to net zero by 2050 or sooner – read more on the Metrics and Targets on page 9.
•three new operational pledges to accelerate the Group’s plan to tackle climate change – read more on page 11.
•the creation of a new principal risk for climate risk in the Group’s Enterprise Risk Management Framework and integration of climate risk into all existing principal risks – read more on page 38.

The Board believes an inclusive and diverse workforce is vital to the Group’s success, and values the differences each colleague brings to their role, making the Group stronger and better able to meet the needs of its customers.
In support of this the Board approved in July 2020 the introduction of the Group's Race Action Plan, designed to drive race-related cultural change, recruitment and progression across the Group.
The Board also approved a target to increase Black representation in senior roles to at least 3 per cent by 2025. This complemented the Group’s broader 2018 Black, Asian and Minority Ethnic representation targets of 10 per cent overall, and 8 per cent at senior roles.
More detail
Board Diversity Policy
Read more on page 149

CORPORATE GOVERNANCE
Assessing the Board's effectiveness
Board evaluation
How the Board performs and is evaluated
The annual evaluation, which is facilitated externally at least once every three years, provides an opportunity to consider ways of identifying greater efficiencies, maximising strengths and highlighting areas of further development to enable the Board continuously to improve its own performance and the performance of the Group.
The Chair of the Board, with the support of the Nomination and Governance Committee, leads the Board in considering and responding to the annual review of the Board’s effectiveness, which includes a review of its Committees and individual Directors. Performance evaluation of the Chair is carried out by the Non-Executive Directors, led by the Senior Independent Director, taking into account the views of the Executive Directors.
The Board is in the final year of the three year evaluation cycle recommended by the UK Corporate Governance Code 2018. An external evaluation was last conducted in 2018, facilitated by Egon Zehnder1, an external board review specialist, with internal evaluations being carried out in 2020 and 2019. The 2021 evaluation is currently expected to be externally facilitated, with the Nomination and Governance Committee beginning the search process for the external facilitators in due course.
2020 evaluation of the Board’s performance
The 2020 evaluation was conducted internally between November 2020 and January 2021 by the Group Company Secretary, and was overseen by the Nomination and Governance Committee.
The 2020 review sought the Directors’ views on a range of topics including: strategy; planning and performance; risk and control; Board composition and size; balance of skills, experience and knowledge; diversity; culture; how members work together, and with executive management, to achieve objectives; the Board’s calendar and agenda; the quality and timeliness of information; and support for Directors and Committees. The topics were selected by the Chair of the Nomination and Governance Committee and the Group Company Secretary as being the most pertinent when considering the Board’s effectiveness, and also referenced previous years’ topics to track trends and improvements.
If Directors have concerns about the Company or a proposed action which cannot be resolved, their concerns are recorded in the Board minutes. Also on resignation, Non-Executive Directors are encouraged to provide a written statement of any concerns to the Chair, for circulation to the Board. No such concerns were raised in 2020 and up to the date of this report.

INTERNAL EVALUATION PROCESS

November 2020	November 2020 to January 2021	December 2020 to January 2021	January 2021
Detailed online questionnaire issued to all Directors by the Group Company Secretary.			Draft report discussed by the Group Company Secretary with the Chair. Final report reviewed at a meeting of the Board, following its consideration by the Nomination and Governance Committee.
	Individual meetings held between each Director and the Group Company Secretary or Corporate Governance Director to discuss responses and opportunity for Directors to raise any other matters concerning the Board or its Committees.	Report prepared by the Group Company Secretary based on the questionnaire results and matters raised in individual meetings.

HIGHLIGHTS FROM THE 2020 BOARD EVALUATION
The evaluation concluded that the performance of the Board, its Committees, the Chair and each of the Directors continues to be effective. All Directors demonstrated commitment to their roles and contributed effectively. The Board is also regarded as very able, collegiate and well‑run, with an open and supportive culture and strong governance relating to risks and controls and managing the regulatory requirements of the ring-fencing regime.

The key findings and areas for consideration include the following:

Theme	Findings	Areas for consideration

Board discussion and debate	•Call for further strategic, forward-looking discussion.	•Further refine Board and Committee meetings in terms of timings, agendas, papers and discussions to permit greater strategic and forward-looking discussion and debate.

Board papers	•Improve quality of Board papers.
•Sharpen the focus of papers to:
–show more of the thinking behind proposals, including trade-offs and options considered and give unvarnished accounts, always sharing bad news as well as good.
–be less formal and shorter.
–make the ‘ask’ of the Board clearer in the paper, together with the reason Board approval was requested, rather than delegating authority to a committee, or elsewhere.

Training	•Further formal technical training for members of Boards and Committees.	•To leverage internal and external expertise, as well as to widen existing Non-Executive Director training curriculum, both online and (when conditions permit) in person.

1At the time of the 2018 review Egon Zehnder provided certain Board and senior management level services from time to time, including in respect of succession planning as detailed on page 144 of the 2018 Annual Report on Form 20-F for the year ended 31 December 2018, filed with the SEC on 25 February 2019, otherwise Egon Zehnder had no other connection with the Group.

CORPORATE GOVERNANCE

PROGRESS AGAINST THE 2019 BOARD EFFECTIVENESS REVIEW
The main focus in improvements to Board effectiveness in 2020 have been in the technology area, including improving Non-Executive Director access to Group IT systems with more powerful and modern devices and tools, balancing convenience and ease of access with the need to ensure compliance with Group security policies and procedures. Enhancements to Board and Committee meeting technology, tools and procedures were accelerated as a result of the pandemic, with considerable success and without impact on the two twin focus on streamlining meeting agendas, papers and presentations to allow deeper strategic discussion by the Board. Details of specific actions taken and enhancements made during 2020 are set out below:
Theme	Feedback from the 2019 evaluation	Actions taken during 2020

Ring-fencing governance	•Ring-fenced governance requirements require individual Directors, the Chair and Committee Chairs to manage meetings, to ensure all Directors can contribute fully and effectively.	•Agendas and papers are carefully structured to provide clarity in relation to the action required for each entity.

Strategy	•The Board's detailed engagement in the formulation of strategy is seen as a key strength, with the strategy days playing an important role in this.	•More frequent deep dives were diarised together with free discussion time for strategic discussion of core business activities.

Board papers and presentations	•Further streamline meeting agendas, papers and presentations to enable more expansive discussion.	•Stricter guidelines on papers and presentation were developed in conjunction with the Chair of the Board and each Committee Chair to permit more time for discussion.

IT tools and access	•Access to Group IT systems, especially encrypted systems, cumbersome or not user friendly.	•Control relaxations focused on user experience, while maintaining compliance with Bank of England security framework.

Virtual Board and Committee meetings	•Enhance technology and processes to enable more effective virtual meetings.
•All Board and Committee meetings since (and including) (and March 2020 have been held remotely, with the 2020 Board Evaluation feedback noting how effectively these had operated during the period. In addition, the Non-Executive Director training curriculum was delivered online for the majority of the year.

Internal control
Board responsibility
The Board is responsible for the Group’s risk management and internal control systems, which are designed to facilitate effective and efficient operations and to ensure the quality and integrity of internal and external reporting and compliance with applicable laws and regulations, and for the determination of the nature and extent of the principal risks the Group is willing to take in order to achieve its strategy. The Directors and senior management are committed to maintaining a robust control framework as the foundation for the delivery of effective risk management. The Directors acknowledge their responsibilities in relation to the Group’s risk management and internal control systems and for reviewing their effectiveness.
In establishing and reviewing the risk management and internal control systems, the Directors carried out a robust assessment of the emerging and principal risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity and reputation, the likelihood of a risk event occurring and the costs of control. The process for identification, evaluation and management of the emerging and principal risks faced by the Group is integrated into the Group’s overall framework for risk governance. The risk identification, evaluation and management process also identifies whether the controls in place result in an acceptable level of risk. At Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the Group Risk Committee,
Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a monthly view of the Group’s overall risk profile, key risks and management actions, together with performance against risk appetite and an assessment of emerging risks which could affect the Group’s performance over the life of the operating plan. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is provided within the risk management report on pages 42 to 99. The Board concluded that the Group’s risk management arrangements are adequate to provide assurance that the risk management systems put in place are suitable with regard to the Group’s profile and strategy.
Control effectiveness review
All key controls are recorded and assessed on a regular basis, either in response to triggers or at a minimum annually. Control assessments consider both the adequacy of the design and operating effectiveness. Where a control is not effective, the root cause is established and action plans implemented to improve control design or performance. Control Effectiveness against all residual risks is reported and monitored via the monthly Consolidated Risk Report (CRR). The CRR is reviewed and independently challenged by the Risk Division and provided to the Risk Division Executive Committee and Group Risk Committee. On an annual basis, a point in time assessment is made for control effectiveness against each risk category and across the 4 sub-groups. The CRR data is the primary source used for this point in time assessment and a year on year comparison on control effectiveness is reported to the Board.
Reviews by the Board
The effectiveness of the risk management and internal control systems is reviewed regularly by the Board and the Audit Committee, which also receive reports of reviews undertaken by the Risk Division and Group Internal Audit. The Audit Committee receives reports from the Company’s auditor, PricewaterhouseCoopers LLP (which include details of significant internal control matters that they have identified), and has a discussion with the auditor at least once a year without executives present, to ensure that there are no unresolved issues of concern.
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

CORPORATE GOVERNANCE
Complying with the UK Corporate Governance Code 2018
The UK Corporate Governance Code 2018 (the ‘Code’) applied to the financial year ended 31 December 2020. The Company confirms that it applied the principles and complied with all the provisions of the Code throughout the year except in relation to that part of provision 36 that provides that the remuneration committee should develop a formal policy for post-employment shareholding requirements encompassing both unvested and vested shares and, in one instance, in relation to that part of provision 15 that provides that additional external appointments should not be undertaken without prior approval of the board. In relation to provision 36, while the Remuneration Committee has not introduced a formal post-employment shareholding policy, the existing reward structure ensures that Executive Directors will continue to meet the Group’s shareholding requirements for a minimum of two years after leaving the Group. On this basis, the Group believes that it already complies with best practice and with the spirit of provision 36 notwithstanding the fact that a specific formal policy has not been introduced. Please refer to the Directors' Remuneration Policy which is set out in the Annual Report on Form 20-F for the year ended 31 December 2019, filed with the SEC on 25 February 2020 (pages 134 to 142), for a more detailed explanation of the Group’s approach to post-employment shareholding requirements. In relation to provision 15, the Chair approved Nick Prettejohn taking on the role of Chairman of the charity, Prisoners Abroad, but due to timing constraints, the Board did not approve the appointment in advance but ratified it after Nick Prettejohn had taken on the role. The role is not considered a significant appointment for the purposes of provision 15 of the Code.
The Code is publicly available at www.frc.org.uk. This page and the following page, together with the rest of the Corporate Governance Report, explain and illustrate how the Company has applied the principles and related provisions of the Code during the year. The alphabetical references in the paragraphs below correspond to the principles, and related provisions, of the Code. The Group has adopted the UK Finance Code for Financial Reporting Disclosure and its 2020 financial statements have been prepared in compliance with its principles.

1. Board Leadership and Company Purpose
Independent		Responsibilities
Chair		Robin Budenberg succeeded Lord Blackwell as Chair on 1 January 2021. The Chair leads the Board and promotes the highest standards of corporate governance. He leads in building an effective and complementary Board, and sets the Board’s agenda. The Chair also leads Board succession planning and ensures effective communication with shareholders.
Lord Blackwell/ Robin Budenberg
Executive Directors		António Horta-Osório manages and leads the Group on a day-to-day basis, making decisions on matters affecting the operation and performance of the Group’s business and the delivery of the Board’s approved strategy. He delegates aspects of his authority, as permitted under the Corporate Governance Framework, to other members of the Group Executive Committee.
Group Chief Executive
António Horta-Osório
Chief Financial Officer		Under the leadership of the Group Chief Executive, William Chalmers makes and implements decisions in all matters affecting the management of financial resources. He provides specialist knowledge and experience to the Board. Together with António Horta-Osório, William Chalmers designs, develops and implements strategic plans and deals with day-to-day operations of the Group.
William Chalmers
Non-Executive Directors	✓	As Deputy Chair, Alan Dickinson supports the Chair in representing the Board, and acts as a spokesperson for the Group. He deputises for the Chair and is available to the Board for consultation and advice. The Deputy Chair may also represent the Group’s interests to official enquiries and review bodies.

As Senior Independent Director, Alan Dickinson is a sounding board for the Chair and Group Chief Executive. He acts as a conduit for the views of other Non-Executive Directors and conducts the Chair’s annual performance appraisal. He is available to help resolve shareholders’ concerns and attends meetings with major shareholders and financial analysts to understand issues and concerns.
Deputy Chair and Senior Independent Director
Alan Dickinson
Sarah Legg	✓	The Non-Executive Directors challenge management constructively and help develop and set the Group’s strategy. They actively participate in Board decision-making and scrutinise management performance.

The Non-Executive Directors satisfy themselves on the integrity of financial information and review the Group’s risk exposures and controls. The Non-Executive Directors, through the Remuneration Committee, also determine the remuneration of Executive Directors.
Lord Lupton	✓
Amanda Mackenzie	✓
Nick Prettejohn	✓
Stuart Sinclair	✓
Sara Weller	✓
Catherine Woods	✓
Group Company Secretary		The Group Company Secretary advises the Board on matters relating to governance, ensuring good information flows and comprehensive practical support is provided to Directors. The Group Company Secretary maintains the Group’s Corporate Governance Framework and organises Directors’ induction and training. Both the appointment and removal of the Group Company Secretary is a matter for the Board as a whole.
Kate Cheetham
A. The Group is led by an effective, committed Board, which is collectively responsible for the long-term, sustainable success of the Group, ensuring due regard is paid to the interests of the Group’s stakeholders, with its effectiveness assessed annually, discussed further on page 142 to 143. The Group’s Corporate Governance Framework, which is reviewed annually by the Board, sets out the key decisions and matters reserved for the Board’s approval, which includes matters relating to the Group’s long-term strategy and priorities. Further details of the Corporate Governance Framework can be found on page 148.
B. The Board assumes responsibility for establishing the purpose of the Company, setting its strategy, establishing its culture, and determining the values to be observed in achieving that strategy. Central to this is the Company’s role as a trusted and responsible business, with the Board’s Responsible Business Committee overseeing the Group’s ambitions in this regard. The report of the Responsible Business Committee on page 159.
C. The Board retains ultimate responsibility for ensuring adequate resource is available to meet agreed objectives and strategy, and ensures such resources are responsibly and effectively deployed. The effective management of risk is central to the Company’s strategy, supported by the Group’s enterprise risk management framework, as discussed in the risk management report on pages 37 to 99.
D. The Board recognises that engaging with and acting on the needs of the Group’s stakeholders is key to achieving the strategy and long-term objectives of the Company. A final summary of the impact of the voting outcomes at the 2020 AGM for the Group’s Directors’ Remuneration Policy and Long Term Share Plan has had on the decisions the Board has taken and the actions or resolutions now proposed are set out on pages 109 to 110.

CORPORATE GOVERNANCE
E. All policy and practice relating to Group colleagues is developed and implemented in a way which is consistent with the Group’s purpose and values, with the Board receiving regular updates on matters relevant to colleagues. The Board has appointed Alan Dickinson as its whistleblowing champion, with responsibility for overseeing the integrity, independence and effectiveness of the Group’s whistleblowing procedures. In addition, the Audit Committee reviews reports on whistleblowing to ensure there are arrangements in place which colleagues can use in confidence to report relevant concerns, as discussed on page 153 and reports on its review to the Board.

2. Division of Responsibilities
F. The Chair has overall responsibility for the leadership of the Board and for ensuring its effectiveness in all aspects of its operation. These responsibilities are formalised within the Corporate Governance Framework. Lord Blackwell and Robin Budenberg were both independent on appointment.
G. The balance of skills, experience, independence and knowledge on the Board is the responsibility of the Nomination and Governance Committee, and is reviewed annually or whenever appointments are considered. Having the right balance of skills and experience helps to ensure Directors discharge their duties effectively. The Nomination and Governance Committee monitors whether there are any relationships or circumstances which may affect a Director’s independence. Following the most recent review of independence, the Committee concluded that all Non-Executive Directors are independent in character and judgement, as shown on page 148. As of 1 February 2021, Sara Weller had spent 9 years on the Board and will retire at the AGM in May. In relation to the period from 1 February 2021, being the ninth anniversary of Sara Weller’s appointment to the Board, to retirement at the AGM in May, the Board considered and agreed the continuing independence of Sara as a Non-Executive Director of the Company for that period. The decision was based on a number of factors including the continued challenge and oversight Sara provides in the role and the other external roles she holds, while noting the benefits of enabling the transition of her responsibilities as Chair of the Responsible Business Committee during this short period. More information on the annual Board evaluation can be found on pages 142 to 143 and information on the Board Diversity Policy can be found on page 149.
H. Non-Executive Directors are advised of time commitments prior to their appointment and are required to devote such time as is necessary to discharge their duties effectively. The time commitments of the Directors are considered by the Board on appointment and annually thereafter, and, following the most recent review, the Board is satisfied there are no directors whose time commitments are considered to be a matter for concern. External appointments, which may affect existing time commitments relevant to the Board, must be agreed with the Chair, and prior Board approval must be obtained before taking on any new external appointments. The Chair approved Nick Prettejohn taking on the role of Chairman of the charity, Prisoners Abroad, but due to timing constraints, the Board did not approve the appointment in advance but ratified it after Nick Prettejohn took on the role. The role is not considered a significant appointment. During 2020, Stuart Sinclair was appointed a Non-Executive Director and subsequently Chairman of each of International Personal Finance plc and Willis Limited and Sara Weller a Non-Executive Director of BT Group plc. The Board considered the time commitments and potential conflicts involved in Stuart and Sara taking up these significant roles prior to them accepting the roles and were satisfied that they would continue to have sufficient time to commit to their respective Group Board and Committee appointments. No Executive Director has taken up more than one Non- Executive Director role at a FTSE100 company or taken up the chair of such a company. More information on Directors’ attendance at meetings can be found on page 133.
I. The Chair, supported by the Group Company Secretary, ensures that Board members receive appropriate and timely information. The Group provides access, at its expense, to the services of independent professional advisers in order to assist Directors in their role. Board Committees are also provided with sufficient resources to discharge their duties.

3. Composition, Succession and Evaluation
J. The process for Board appointments is led by the Nomination and Governance Committee, which makes recommendations to the Board. Open advertising and/or an external search consultancy is used for the appointment of the Chair and Non-Executive Directors. More details about the appointment process for the Chair and Group Chief Executive and succession planning can be found on pages 147, 148 and 149. More information about the work of the Nomination and Governance Committee can be found on pages 147 to 149.
K. The Chair leads the training and development of Directors and the Board regularly reviews and agrees with each Director their individual and combined training and development needs. The Chair personally ensures that on appointment each Director receives a full, formal and tailored induction. The emphasis is on ensuring the induction brings the business and its issues alive, taking account of the specific role the Director has been appointed to fulfil and their skills and experience to date. More information on the new Chair’s tailored induction programme can be found on page 135. Directors who take on or change roles during the year attend induction meetings in respect of those new roles.
At the 2021 AGM all Directors will seek re-election or election save for António Horta-Osório, who will be stepping down with effect from 30 April 2021 and Sara Weller, who will be stepping down at the 2021 AGM. The Board believes that all Directors continue to be effective and committed to their roles.
L. An internally facilitated Board evaluation was completed in 2020, with an externally facilitated evaluation last having taken place in 2018. Individual evaluation is carried out by the Chair on behalf of the Board. Performance evaluation of the Chair is carried out by the Non-Executive Directors, led by the Senior Independent Director, taking into account the views of the Executive Directors. More information on the 2020 Board evaluation can be found on pages 142 to 143, along with the findings, actions, and progress made during the year.

4. Audit, Risk and Internal Control
M. The Board has delegated a number of responsibilities to the Audit Committee, including oversight of financial reporting processes, the effectiveness of internal controls and the risk management framework, whistleblowing arrangements and the work undertaken by the external and internal auditors. The Audit Committee reports regularly to the Board on its activities, and its report for 2020, confirming how it has discharged its duties can be found on pages 150 to 153.
N. Requirements that the UK Annual Report is fair, balanced and understandable are considered throughout the drafting and reviewing process and the Board has concluded that the 2020 UK Annual Report meets this requirement. The Board is supported in this by its Audit Committee and a sign off process involving different sections of that annual report being approved for inclusion by senior management, with additional review by the Group Disclosure Committee. Related information on the Company’s business model and strategy can be found on pages 4 to 15.
O. The Board is responsible for the Group’s risk management and internal controls systems, including the determination of the nature and extent of risk the Company is willing to take. Risk is further managed through the Board approved Risk Control Framework, as discussed in the risk management report on pages 37 to 99. The Audit Committee assumes further responsibility for the effectiveness of internal controls, with the Board Risk Committee assuming responsibility for the review of the risk culture of the Group, ensuring the correct ‘tone from the top’ in respect of risk management. The confirmation that the business is a going concern can be found on page 160.

5. Remuneration
P. The Group is committed to offering all colleagues a reward package that is competitive, performance-driven and fair and its Remuneration Policy is designed to promote the long-term and sustainable success of the Company. The Directors’ Remuneration Report on pages 106 to 130 provides further details regarding the remuneration of Directors. The current Remuneration Policy can be found in the Annual Report on Form 20-F for the year ended 31 December 2019, filed with the SEC on

CORPORATE GOVERNANCE
25 February 2020, and remains unchanged since last approved by shareholders at the 2020 AGM.
Q. The Remuneration Committee seeks to ensure all remuneration policy, including that relevant to executive remuneration, is fair and transparent. The work of the Remuneration Committee during the year is discussed further in its report on page 106.
R. The Remuneration Policy seeks to ensure all remuneration decisions made by Directors fully consider the wider circumstances as relevant to that decision, including, but not limited to, individual performance. The Remuneration Committee’s decision making in respect of remuneration outcomes is discussed further in the Directors’ Remuneration Report on pages 106 to 130 which includes additional confirmation of the use of remuneration consultants, including where any such consultant has another connection to the Company.

CORPORATE GOVERNANCE
Nomination and Governance Committee report
Succession planning is a key component of good
governance

Q&A WITH ROBIN BUDENBERG, CHAIR OF NOMINATION & GOVERNANCE COMMITTEE
Q. As the new Chair of the Nomination and Governance Committee (the ‘Committee’), and the Group, what do you see as being the Board’s key strengths?
Collectively the Board has excellent breadth and depth of experience and strong commitment to the Group’s strategic aims. This commitment has helped to ensure that the Group plays a successful role in Helping Britain Prosper and, more immediately, recovering from the pandemic.

Q. How will your appointment, and that of the new Group Chief Executive, further complement these qualities?
At the time of my appointment, Lord Blackwell commented on my knowledge of the Group combined with broad experience in both financial services and other strategic roles. This, together with Charlie Nunn’s vision for the Group, passion and commitment to the Group's purpose of Helping Britain Recover and Prosper, and his track record which brings world class operational, technology and strategic expertise, will all help build on the strengths of the existing management team in continuing to drive forward the strategic transformation of the Group.

Q. What are the key areas of focus for the Committee in 2021?
Given the remit of the Committee, the core areas of focus for 2021 will continue to be succession planning at both Board and executive level, managing Board (and Committee) composition and skills, driving diversity and inclusion at Board level and beyond, and overseeing Board effectiveness.

Introduction
In the months since my appointment to the Board and, more recently, as Chair of the Committee I have been impressed by the level of commitment shown by Board members, the executive and colleagues in delivery of the Group’s aims, and support for customers and each other during these unprecedented times. These qualities, together with the Group's focus on diverse teams and inclusive environments, will help to drive the continued transformation of the Group and the best outcomes for customers.

Key activities in 2020
•Succession planning and Board and executive changes •Board effectiveness and training •Corporate governance review •Diversity and inclusion

Succession planning
My introduction to the Governance Report on page 132 highlighted a number of changes to the Board and its Committees during the year; all of these have been overseen by the Committee. Strong succession planning has been a key focus in helping to ensure the appropriate mix of skills, experience and backgrounds has continued. Further details on the Committee’s approach to succession planning can be found on page 149.
Consideration was given to planned Board retirements and the impact of these on membership of the Board and its Committees. The Committee’s ongoing review of the structure, size and composition of the Board and its Committees helps ensure that the appropriate mix of knowledge, skills, experience and diversity is maintained. A number of other changes, beyond those set out below, have also been made to the membership of Board Committees during the year as a result of this ongoing review.
As indicated in last year’s report, Catherine Woods formally joined the Board on 1 March 2020, as a Non-Executive Director. Anita Frew retired from the Board at the AGM in May as planned, with Alan Dickinson succeeding her as Deputy Chair in addition to his existing role of Senior Independent Director. Nick Prettejohn temporarily took on Alan’s role as Chair of the Board Risk Committee, with this role having now passed to Catherine Woods with effect from 1 January 2021. Simon Henry retired as a Non-Executive Director in September, with Simon’s role as Audit Committee Chair passing to Sarah Legg. The experience which Catherine and Sarah bring to the Board, made them ideal candidates to Chair these important Committees. As announced on 29 January 2021, Sara Weller will retire from the Board, and as Chair of the Responsible Business Committee, at the AGM in May 2021. Amanda Mackenzie will take on the role of Chair of the Responsible Business Committee following Sara’s retirement.
After kindly agreeing to delay his departure, allowing him to continue to play a key role in the Group’s response to the pandemic, Juan Colombás retired from his role as the Chief Operating Officer with effect from 18 September 2020.
As also discussed in last year’s report, Lord Blackwell announced his plan to retire as Group Chairman in 2021. The Committee undertook a thorough search process which culminated in my appointment as his successor. I was appointed as a Non-Executive Director effective from 1 October 2020. Subsequently, Lord Blackwell’s retirement and my succession both as Group Chair and Chair of the Committee, became effective on 1 January 2021.
Alongside confirmation of my appointment, António Horta-Osório’s decision to step down as Group Chief Executive in 2021 was also announced. The Committee undertook a similarly thorough process to identify António’s successor, culminating in the decision to appoint Charlie Nunn as Group Chief Executive. Subject to regulatory approval, Charlie will join the Board later this year. As announced on 1 December 2020 António will step down from his role on 30 April 2021. The Board has agreed that during any interim period between António stepping down and Charlie joining the Board, William Chalmers, Chief Financial Officer will, subject to regulatory approval, take on the role of acting Group Chief Executive in addition to his ongoing responsibilities, with a range of measures put in place to provide appropriate support. Further details of the selection process for these appointments can be found on page 148.
In addition to a focus on succession planning at Board level, the Committee also has a strong focus on succession planning at an executive level. The Committee continues to consider the overall health of the executive talent pipeline, together with detailed executive succession planning. Key considerations include, for example, cultural and strategic capabilities which will help ensure the continued transformation of the Group and the delivery of its strategic aims.
Board effectiveness and training
As referred to in my introduction to the Governance Report on page 132, this year an internal Board Evaluation has been undertaken, overseen by the Committee. The Committee also considered, and recommended to the Board, actions arising from the previous internal review undertaken in 2019. Full details are provided on pages 142 and 143. The 2021 Board Evaluation is currently expected to be facilitated externally, in line with the recommended approach set out in the UK Corporate Governance Code.
Annually, as part of the Board Evaluation, the Committee also undertakes a review of its own effectiveness. The findings of this review, which were considered by the Committee at its meeting in January 2021, found that the Committee had met its key objectives and carried out its responsibilities effectively.
The Committee also oversees training undertaken by the Non-Executive Directors. Learning and engagement opportunities have been undertaken by all Non-Executive Directors in relation to material aspects of the Group’s business.

CORPORATE GOVERNANCE
Independence and time commitments
Based on its assessment for 2020, the Committee is satisfied that, throughout the year, all Non-Executive Directors remained independent1 in character and judgement. The Committee, and the Board, gave specific consideration to Sara Weller’s continuing independence as detailed on page 145.
In recommending Directors for election and re-election at the AGM, the Committee has reviewed the performance of each Non-Executive Director and their ability to continue meeting the time commitments required, taking into consideration individual capabilities, skills and experiences and any potential conflicts of interest that have been disclosed. The external roles held by all Directors were considered to be appropriate.
The Group's Corporate Governance Framework
The annual review of the Corporate Governance Framework was undertaken during the year. There were no material changes, with updates this year focusing on simplification and clarity, together with various other minor amendments, and revision of committee terms of reference driven by recommended best practice and the aim of maintaining good governance standards.
As part of its broader governance responsibilities, the Committee considered regular updates on developments in corporate governance, including BEIS and FRC guidance on shareholder meetings and FRC views on corporate reporting, and also considered correspondence with shareholders.
UK Corporate Governance Code
The Company applied the UK Corporate Governance Code 2018 for the year-ending 31 December 2020 and complied with all the provisions with two exceptions. A detailed summary setting out the Company’s compliance, together with details of these exceptions, can be found on pages 144 to 146.
Committee purpose and responsibilities
The purpose of the Committee is to keep the Board’s governance, composition, skills, experience, knowledge, independence and succession arrangements under review and to make appropriate recommendations to the Board to ensure the Company’s arrangements are consistent with the highest corporate governance standards.
The Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. The Committee’s terms of reference can be found at www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.html.
Committee composition, skills and experience
To ensure a broad representation of experienced and independent Directors, membership of the Committee currently comprises the Chair, Deputy Chair (who is also the Senior Independent Director), the Chairs of each of the Remuneration Committee and the Responsible Business Committee, and the Chair of the Group's Insurance sub-group.
The Group Chief Executive attends meetings as appropriate. Details of Committee membership and meeting attendance can be found on page 133.

The Group's commitment to building a diverse Board and workforce will help support the continuing transformation of the Group and strengthen the embedding of cultural change
Robin Budenberg
Chair, Nomination and Governance Committee

Appointment Process – Chair and Group Chief Executive

Following the announcement of Lord Blackwell’s intention to retire, the Board initiated a search process at the start of 2020, led by the Senior Independent Director, to identify his successor. Following a competitive tender process, Heidrick & Struggles were appointed to assist the Board in identifying a diverse list of potential candidates with the experience and personal qualities to become Chair. The Senior Independent Director kept the Board and the Committee informed on progress, with regular discussions being held throughout. A long list of candidates was considered and narrowed down to a diverse short list. All interested candidates had preliminary meetings with the Senior Independent Director and were interviewed by Heidrick & Struggles. Further detailed consideration of each of the interested candidates led to a final shortlist of three for interview, with each being scored and assessed formally against defined competencies. Robin Budenberg was identified as the preferred candidate on the basis of his broad experience in both financial services and other strategic advisory roles, combined with his knowledge of the Group and leadership qualities. Lord Blackwell was not involved in the selection or appointment of his successor.
Once the Chair succession was in place, António Horta-Osório informed the Board of his intention to step down as Group Chief Executive during 2021. Timing of this would help support a smooth transition and allow the new Group Chief Executive to work with the new Chair in the next stage of the Group’s development and transformation. The Committee delegated authority to the (now former) Chairman and Deputy Chair, working closely with Robin Budenberg, to begin the process. After a competitive tender process Russell Reynolds were appointed, with an instruction to produce a diverse list of individuals with the experience and personal qualities to become Group Chief Executive. Emphasis was also placed on strategic capabilities and relevant experience to lead the organisation through the significant technology transformation currently in progress. A long list of potential candidates was identified and narrowed down to an initial short list with diverse backgrounds, characteristics and experience. A series of rounds of interviews led to a final shortlist of three, who were further considered by Committee members. Following this process, the Committee recommended to the Board that Charlie Nunn be appointed as the new Group Chief Executive, recognising the particular strengths that Mr. Nunn would bring to the role including his world class operational, technology and strategic expertise, combined with his passion for and commitment to the Group’s purpose and strategic aims.
Throughout each of these formal, rigorous and transparent appointment processes, consideration was given to a broad range of factors such as merit and objective criteria, consideration of diversity of gender, social and ethnic backgrounds, cognitive and personal strengths, and the Group’s future strategic direction. Neither search firm has any further connection with the Group or individual Directors beyond undertaking search and recruitment related activity.

1The former Chairman was independent on appointment. Under the Code, thereafter the test of independence is not appropriate in relation to the former Chairman.

CORPORATE GOVERNANCE

Succession Planning

Effective succession planning is a key component of good governance. With the appointment of a new Chair and the announcement of a new Group Chief Executive during the year, this has been a particular area of focus for the Committee. The arrangements being put in place to cover any interim period before Charlie Nunn joins the Group help illustrate how effective succession planning can be used to address short-term requirements. Effective succession planning also contributes to the ability of the Group to deliver on its strategic objectives by ensuring the desired mix of skills and experience of Board members now and in the future. The Board is also committed to recognising and nurturing talent within the executive and management levels across the Group to ensure that the Group creates opportunities to develop current and future leaders.
The Committee supports the Chair in keeping the composition of the Board and its Committees under regular review and in leading the appointment process for nominations to the Board. This helps ensure continued focus on increasing the overall diversity of the Board, and capacity for future succession planning. The appointment process for the new Chair and Group Chief Executive, set out on the previous page, helps illustrate how the appointment process works in practice.
Central to the Group’s approach to succession planning is an ongoing assessment, led by the Chair, of the collective Board’s technical and governance skill set. From this, the Chair creates a Board skills matrix which is used to track the Board’s strengths and identify any gaps in the desired collective skills profile of the Board. Various factors are taken into consideration such as the Group’s future strategic direction, and helping ensure due weight is given to diversity in its broadest sense. The skills matrix is considered in the appointment of all Board members. The Group’s diversity commitments and outcomes of the annual Board Evaluation process are also taken into consideration.

The role of succession planning in promoting diversity is fully recognised. The Group has a range of policies which promote the engagement of under-represented groups within the business in order to build a diverse talent pipeline.
The Committee also continued to consider the adequacy of succession arrangements for key senior management roles. During the year, additional focus was given to development plans together with cultural and capability assessments, which will help nurture talent and drive cultural transformation across the Group, and support the ongoing delivery of the Group’s strategy.
The Chair is responsible for developing and maintaining a succession plan for the Group Chief Executive who is, in turn, primarily responsible for developing and maintaining succession plans for key leadership positions in the senior executive team.

Board Diversity Policy
The Board Diversity Policy (the ‘Policy’) sets out the Board's approach to diversity and provides a high level indication of the Board’s approach to inclusion and diversity in senior management roles which is governed in greater detail through the Group’s policies.
The Board places great emphasis on ensuring that its membership reflects diversity in its broadest sense. Consideration is given to the combination of demographics, skills, experience, race, age, gender, educational and professional background and other relevant personal attributes on the Board to provide the range of perspectives, insights and challenge needed to support good decision-making.
New appointments are made on merit, taking account of the specific skills and experience, independence and knowledge needed to ensure a rounded Board and the diverse benefits each candidate can bring to the overall Board composition.
Objectives for achieving Board diversity may be set on a regular basis. In January 2021 the Board considered and approved updates to aspirations set out in the Board Diversity Policy relating to gender diversity and the number of senior roles held by Black, Asian and Minority Ethnic executives.
On gender diversity the Board is committed to maintaining at least three female Board members and over time will aim to reach 50 per cent female representation on the Board to match the 50 per cent ambition that the Group has set for female senior roles.
Reflecting these aspirations, the Board will aim to continue to meet the Hampton-Alexander objective of 33 per cent female representation. Female representation on the Board is currently 36.4 per cent (based on 4 female Directors and 7 male Directors).
The Group has also set a target of 13 per cent of senior roles to be held by Black, Asian and Minority Ethnic executives by 2025. The Board currently meets, and will aim to continue to meet, the objectives of the Parker review with at least one Black, Asian or Minority Ethnic Board member.
The Board places high emphasis on ensuring the development of diversity in senior management roles within the Group and supports and oversees the Group’s ambition of achieving 50 per cent of senior roles held by female executives by 2025, and of 13 per cent of senior roles held by Black, Asian and Minority Ethnic executives by 2025. This is underpinned by a range of policies within the Group to help provide mentoring and development opportunities for female and Black, Asian and Minority Ethnic executives and to ensure unbiased career progression opportunities. Progress on this objective is monitored by the Board and built into its assessment of executive performance.
As at 31 December 2020, female representation within Group Executive Committee and their direct reports was 32.3 per cent in total (with 26.7 per cent for Group Executive Committee and 33.0 per cent for their direct reports ). Female representation across all senior roles was 37.0 per cent, and Black, Asian and Minority Ethnic representation in senior roles was 7.7 per cent. The Group also launched its Race Action Plan during 2020, which aims to drive cultural change, recruitment and progression across the Group, including a new public goal to increase Black representation in senior roles from 0.6 per cent to at least 3 per cent by 2025, aligning the Group with the overall UK labour market.
A copy of the Policy is available on the Group's website at www.lloydsbankinggroup.com/who-we-are/responsible-business.html

CORPORATE GOVERNANCE
Audit Committee report
Ensuring oversight of financial reporting
and the control environment

Q&A WITH SARAH LEGG, CHAIR OF AUDIT COMMITTEE
Q. How has the work of the Audit Committee (the 'Committee') supported the Group’s response to the pandemic?
Having effective controls is invaluable in times such as these, ensuring the Group mitigates the impacts of the pandemic wherever it’s possible to do so. The Committee’s work in this regard has therefore been particularly important. This, along with the Committee's review of the implications of the pandemic from a disclosure perspective, have been key contributions to the considerable Group wide efforts to respond to the crisis.

Q. What have been the other significant challenges the Committee has faced this year?
The Committee has spent a significant amount of time considering the key judgements in respect of financial reporting matters, including economic assumptions. The Committee's oversight of the control environment and the Group's internal and external auditors has had the added challenge of remote working, where the response has been both agile and adaptive. The Committee has continued to oversee the transition from the Group's existing external auditor to its new external auditors, Deloitte, with focus on the 2021 audit plan in support of a smooth transition.

Q. What do you see as the Committee’s key priorities and challenges in the coming year?
Assessing the ongoing impact of the pandemic on the Group's reporting and controls will, of course, continue to be a priority in 2021. In addition to the Committee's standing obligations, I expect there to be increased focus on the evolving areas of climate-related disclosures and audit reform. Continuous improvement in the Group's ability to report in an agile and well-controlled manner will also be a priority.

Introduction
I am pleased to report, for the first time since assuming the role of Chair of the Audit Committee, on how the Committee has discharged its responsibilities during what has and continues to be very challenging times. I assumed the role of Chair of the Committee in October 2020, following a comprehensive handover of responsibilities from Simon Henry to myself, and I would like to take the opportunity to note my thanks to Simon on behalf of the Board and the Company for his excellent work in chairing the Committee over the preceding three years.
The impacts of the COVID pandemic have been a key focus during the year across the

Key activities in 2020
•Responding to the pandemic, including assessing its impact on loan loss provisions, and other key aspects of the Group's financial reporting.
•Ensuring the effectiveness of the Group's internal control systems, and of the Group's Internal Audit function, key in delivering the Group's strategic priorities.
•Overseeing the important relationship with the Group's external auditor, and ensuring a smooth transition to its new external auditor, Deloitte.

Group, and continue to be felt as we go into 2021, and I am pleased to report that the Committee has played its part in supporting the Group's response to the crisis. I am also pleased to report that the opinion of the Audit Committee continues to be that the Company has met its obligations for financial reporting and disclosure, and that the internal control framework is both effectively designed and operated.
Committee purpose and responsibilities
The purpose of the Committee is to monitor and review the Group’s financial and narrative reporting arrangements, the effectiveness of the internal controls (including over financial reporting) and the risk management framework, whistleblowing arrangements and each of the internal and external audit processes, including the statutory audit of the consolidated financial statements and the independence of the statutory external auditor.
The Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. A full list of responsibilities is detailed in the Committee’s terms of reference, which can be found at www.lloydsbankinggroup.com/ who-we-are/group-over/corporate-governance.html. In satisfying its purpose, the Committee undertakes the functions detailed within Disclosure Guidance and Transparency Rule 7.1.3R.
During the year the Committee considered a number of issues relating to the Group’s financial reporting. These issues are summarised on the following pages, including discussion of the conclusions the Committee reached, and the key factors considered in reaching these conclusions.
In addition, the Committee considered a number of other issues not related directly to financial reporting, including internal controls, internal audit and external audit.
These issues are also discussed in detail on the final page of the report.
Committee composition, skills, experience and operation
The Committee acts independently of the executive to ensure the interests of the shareholders are properly protected in relation to financial reporting and internal control.
All members of the Committee are independent Non-Executive Directors with competence in the financial sector, and their biographies can be found on pages 102 to 104.
Sarah Legg is a Fellow of the Chartered Institute of Management Accountants and of the Association of Corporate Treasurers, with extensive knowledge of financial markets, treasury, risk management and international accounting standards. She is a member having recent and relevant financial experience for the purposes of the UK Corporate Governance Code, and is the Audit Committee financial expert for SEC purposes.
During the course of the year, the Committee held separate sessions with the internal and external audit teams, without members of the executive management present. For details of how the Committee was run, see page 135.
The Committee undertakes an annual review of its effectiveness, the review forming part of the Board evaluation process with Directors being asked to complete parts of the questionnaire relating to the Committees of which they were members. The findings of the review were considered by the Committee at its January 2021 meeting. On the basis of the evaluation, the feedback was that the performance of the Committee continues to be effective.
Whilst the Committee’s membership comprises the Non-Executive Directors noted on page 133, all Non-Executive Directors may attend meetings as agreed with the Chair of the Committee. The Group Financial Controller, Chief Internal Auditor, the external auditor, the Group Chief Executive, the Chief Financial Officer and the Chief Risk Officer also attend meetings as appropriate. Details of Committee membership and meeting attendance can be found on page 133.

The strength of the Group's internal control environment and its ongoing commitment to improving this end to end will be key in supporting the Group's ongoing transformation
Sarah Legg
Chair, Audit Committee

CORPORATE GOVERNANCE
Financial Reporting
During the year, the Committee has spent a significant amount of time discussing the financial reporting implications of the COVID-19 pandemic, and in particular its impact upon the Group’s loan loss provisions, the fair value of its financial instruments and the assessment of the carrying value of its deferred tax asset, goodwill and other intangible assets. These are discussed below in more detail, together with other key issues which have impacted the Group’s financial statements in 2020.

Activities for the year
	Key issues	Committee review and conclusion
Allowance for impairment on loans and advances
The Group’s impairment provision is dependent on management’s judgements on matters such as future interest rates, house prices and unemployment rates, as well as its assessment of a customer’s current financial position and whether the exposure has suffered a significant increase in credit risk.
The allowance for impairment losses on loans and advances to customers at 31 December 2020 was £5,760 million (2019: £3,259 million).

During the year, the Committee has challenged both the level of provision held by the Group, and the judgements and estimates used to calculate the provision.
The Committee has regularly reviewed management’s allocation of exposures between different stages and considered the appropriateness of the indicators for a significant increase in credit risk, particularly where customers have been granted a payment holiday.
The Committee has also reviewed the economic assumptions used to calculate the impairment allowance as it has been updated during the year to reflect the Group’s expectations of the impact of COVID-19 as the pandemic has evolved. It has reviewed the adjustments made by management to the output from the models to confirm the adjustments were appropriate and had been properly calculated.
Conclusion: The Committee was satisfied that the impairment provision and associated disclosures, including those recommended by the Taskforce on Disclosures about Expected Credit Losses, were appropriate. The disclosures relating to impairment provision are set out in note 18: ‘Financial assets at amortised cost’ and note 51: ‘Financial risk management’ of the financial statements.

Conduct risk provisions
Management judgement is used to determine the population likely to be impacted by conduct risk matters, the cost of remediation and, where appropriate, any related administration costs.
During 2020, the Group made provisions of £464 million (2019: £2,895 million), including £85 million for PPI (2019: £2,450 million).

In relation to PPI, the Committee has continued to receive regular updates on the progress being made processing the customer information requests received before the industry deadline in 2019. These updates have included operational updates given the coronavirus pandemic, and an assessment of the continuing adequacy of the provision held.
In respect of other conduct related matters, the Committee received updates on the actions being undertaken and the estimated cost to resolve the issues.
Conclusion: The Committee was satisfied with the adequacy of the provisions held at 31 December 2020 for conduct related issues; the related disclosures are set out in note 36.

Going concern statement
The Directors are required to confirm whether they have a reasonable expectation that the Company and the Group will be able to continue to operate and meet their liabilities as they fall due for the foreseeable future.

The Committee assisted the Board in determining the appropriateness of adopting the going concern basis of accounting. This assessment was based on the Group's operating plan which considered the implications of the COVID-19 pandemic on the Group's performance, projected funding and capital position.
Conclusion: The Committee determined that the going concern basis of accounting was appropriate.

Recoverability of deferred tax assets
A deferred tax asset can be recognised only to the extent that it is more likely than not to be recoverable. The recoverability of the deferred tax asset in respect of carry forward losses requires consideration of the future levels of the Group’s taxable profit and the legal entities in which the profit will arise.
The Group’s net deferred tax asset at 31 December 2020 was £2,696 million (31 December 2019: £2,622 million).

The Committee has reviewed management’s assessment of forecast taxable profits based on the Group’s operating plan, the split of these forecasts by legal entity, and the Group’s long-term financial and strategic plans. Management’s forecasts included estimates of both the immediate impact on the economy of the COVID-19 pandemic and the subsequent economic recovery.
Conclusion: The Committee agreed with management’s judgement that the deferred tax assets were appropriately supported by forecast taxable profits, taking into account the Group’s long-term financial and strategic plans. The disclosures relating to deferred tax are set out in note 35: ‘Deferred tax’ of the financial statements.

CORPORATE GOVERNANCE

	Key issues	Committee review and conclusion
Uncertain tax positions	The Group has open tax matters which require it to make judgements about the most likely outcome for the purposes of calculating its tax position.
The Committee reviewed management’s assessment of the Group’s uncertain tax positions, which took into account the views of the relevant tax authorities and any external advice it received. In particular, it considered the Group’s claim for group relief of losses incurred in its former Irish banking subsidiary.

Conclusion: The Committee was satisfied that the provisions and disclosures made in respect of uncertain tax positions were appropriate. The relevant disclosures are set out in note 46: ‘Contingent liabilities, commitments and guarantees’ of the financial statements.

Retirement benefit obligations
The value of the Group’s defined benefit pension plan obligations is determined by making financial and demographic assumptions, both of which are significant estimates made by management.
The defined benefit obligation at 31 December 2020 was £49,549 million (31 December 2019: £45,241 million).

The Committee reviewed the process used by management to determine appropriate assumptions to calculate the Group’s defined benefit liabilities. During 2020, these included the discount rate, the future rate of inflation and expected mortality rates. In addition, the Committee considered management’s assessment of the impact of the UK Statistics Authority’s consultation on changes to Retail Price Index on the Group’s retirement benefit obligations.
Conclusion: The Committee was satisfied that management had used appropriate assumptions that reflected the Group’s most recent experience and were consistent with market data and other information.
The Committee was also satisfied that the Group’s disclosures made in respect of retirement benefit obligations are appropriate. The relevant disclosures are set out in note 34: ‘Retirement benefit obligations’ of the financial statements.

Value-In-Force (VIF) asset and insurance liabilities
Determining the value of the VIF asset and insurance liabilities requires management to make significant estimates for both economic and non-economic actuarial assumptions.
At 31 December 2020, the Group’s VIF asset was £5,617 million (2019: £5,558 million) and its liabilities arising from insurance contracts and participating investment contracts were £116,060 million (2019: £111,449 million).

The Committee considered updates from management and from the Group’s Insurance Audit Committee summarising its activities, which included a review of the economic and non-economic assumptions made by management to determine the Group’s VIF asset and insurance liabilities. The most significant assumptions were in respect of workplace pension persistency, annuitant longevity, and expenses.

Conclusion: The Committee was satisfied that the assumptions used to calculate the VIF asset and liabilities arising from insurance contracts and participating investment contracts were appropriate. The disclosures are set out in notes 23 and 30.

Balance Sheet Substantiation and Control
Focus within the Group remains on operating a strong Financial Control Framework, ensuring that appropriate controls are in place. Balance sheet substantiation forms a key component of this framework, with regular reporting to Senior Management on its effectiveness. Where control issues do arise, they are addressed appropriately.
Balance Sheet Substantiation and Control forms part of the Group’s wider risk management process, detailed on pages 42 to 99.
Regular updates are given to the Committee on the status of key balance sheet substantiation metrics and key control issues.

During the year the Committee reviewed key balance sheet substantiation metrics, covering ownership of general ledger balances, reconciliation, and independent quality review status. The Committee noted the improvement in these metrics over the last few years. The Committee also considered a summary of a small number of specific key control matters, including remediation thereof.
Consideration was given to the Group’s approach to financial control, which has been enhanced in the year due to the rollout of a number of thematic initiatives. This review of the Group’s Financial Control and Reporting Framework focused on areas such as data and metrics; basis of substantiation, End User Computing and manual workaround, 3rd party and non-finance reconciliation activity.
Conclusion: The Committee was satisfied with the approach to Balance Sheet Substantiation and Control.

CORPORATE GOVERNANCE
Other significant issues
The following matters were also considered by the Committee.
Risk management and internal control systems
Full details of the internal control and risk management systems in relation to the financial reporting process are given within the risk management section on pages 42 to 99. Specific related matters that the Committee considered for the year included:
•The effectiveness of systems for internal control, financial reporting and risk management
•The extent of the work undertaken by the Finance teams across the Group to ensure that the control environment continued to operate effectively
•The major findings of internal investigations into control weaknesses, fraud or misconduct and management’s response along with any control deficiencies identified through the assessment of the effectiveness of the internal controls over financial reporting under the US Sarbanes‑Oxley Act
The Committee was satisfied that internal controls over financial reporting were appropriately designed and operating effectively.
Risk weighted assets (RWA) and regulatory reporting
In 2019, the Committee commissioned work to commence on external RWA Assurance and a programme of agreed internal second and third line activity. In addition to this, following the industry wide Dear CEO letter on Regulatory Reporting, management also commissioned a programme to review and strengthen the quality of Regulatory Reporting across the Group. Management provided regular updates to the Committee over the year. These highlighted the progress made in both the development of a principles based framework and improvements in the reporting control environment across a number of regulatory reports.
Group Internal Audit
In monitoring the activity, role and effectiveness of the internal audit function and their audit programme the Committee:
•Monitored the effectiveness of Group Internal Audit and their audit programme through quarterly reports on the activities undertaken and a report from the Quality Assurance function within Group Internal Audit
•Considered the major findings of significant internal audits, and management’s response
•Monitored the progress of internal audit’s coverage of key risk themes across the Group, including Delivery of Strategic Change, Cyber & Information Security, Data Management, Operational Resilience, Third Party Management and Credit Risk Management
•Approved the annual audit plan and budget, including resource and reviewed progress against the plan through the year
•Assessed Group Internal Audit’s resources and skills (supplemented by externally sourced subject matter experts as required) as adequate to fulfil its mandate. Group Internal Audit reports on its detailed internal skills assessment including on the availability of specialist skills. The Group Internal Audit Quality Assurance function separately reports to the Committee giving a view on the adequacy of Group Internal Audit resource and skills.
•Monitored and assessed the independence of Group Internal Audit
Speak Up (the Group’s whistleblowing service)
The Committee received and considered reports from management on the Group’s whistleblowing arrangements.
The Committee reviewed the reports to ensure there are arrangements in place which colleagues can use in confidence to report concerns about inappropriate and unacceptable practices, and that there is proportionate and independent investigation of such matters or appropriate follow up.
The Committee reported on its consideration of whistleblowing arrangements to the Board. The Committee also continued to operate an interim sub-committee to consider whistleblowing cases where allegations relate to Material Risk Takers or Senior Managers, and to oversee improvements being made to the Group’s whistleblowing arrangements.
Auditor independence and remuneration
Both the Board and the external auditor have policies and procedures designed to protect the independence and objectivity of the external auditor. In January 2020, the Committee amended its non-audit service policy (the Policy) to reflect changes to the FRC’s rules on auditor independence and to require Deloitte, who will be appointed as the Group’s auditors during 2021, to comply with the Policy.
In addition to detailing those services that the Committee prohibits the external auditor from providing to the Group, the Policy pre-approves certain services provided the fee is below a threshold; all other permitted services must be specifically approved in advance by the Committee. The Policy will be reviewed again in April 2021. Prior to engagement of the auditor for a permitted service, the Policy requires that senior management confirms whether the Committee has pre-approved the service or specific approval is required. The total amount of fees paid to the auditor for both audit and non-audit related services in 2020 is disclosed in note 12 to the financial statements.
External auditor
PricewaterhouseCoopers (PwC) has been the auditor of the Company and the Group since 1995, and in accordance with legal and regulatory requirements, will be resigning as auditor following completion of the audit for the year ended 31 December 2020. Following a tender process in 2018, the Committee recommended to the Board that Deloitte be appointed as the Group’s auditor for the financial year beginning on 1 January 2021.
The Committee received confirmation from Deloitte that it was independent of the Group as at 1 January 2020 and, as a result, Deloitte was able to commence its planning activities in the first half of 2020. During the year, regular meetings have been held with Deloitte’s audit engagement team to assist in its development of the 2021 external audit plan. The Committee has recommended to the Board that Deloitte be recommended for appointment at the forthcoming Annual General Meeting.
The Committee oversees the relationship with the external auditor including its terms of engagement and remuneration, and monitors its independence and objectivity; PwC was the Group’s auditor for the year ended 31 December 2020. Mark Hannam has been PwC’s senior statutory audit partner for the Group and the Company since the beginning of 2016, and attends all meetings of the Committee. During 2020, the Committee reviewed PwC’s audit plan, including the underlying methodology, and PwC’s risk identification processes. In its assessment of PwC’s performance and effectiveness, the Committee has considered: PwC’s interactions with the Committee; the responses to a questionnaire issued to the Group’s businesses, Finance, Risk and Internal Audit; and the Financial Reporting Council’s (FRC) Audit Quality Inspection Report published in July 2020. In addition, the FRC's Audit Quality Review team reviewed PwC's audit of the Group's 2019 financial statements as part of its latest annual inspection of audit firms. The Committee received a copy of the findings and discussed them with PwC. Whilst there were no significant findings, some areas of PwC's audit procedures were identified as needing limited improvements only. The Committee concluded that it was satisfied with the auditor’s performance.
Statutory Audit Services compliance
The Company and the Group confirm compliance with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 for the year to 31 December 2020.
Subject to shareholder approval, Deloitte will undertake the audit of the Company and the Group for the year ended 31 December 2021. There are no plans as at the date of this report to conduct a tender exercise for external audit services.

CORPORATE GOVERNANCE
Board Risk Committee report
Making the right decisions and
doing the right things for customers

Q&A WITH CATHERINE WOODS, CHAIR OF BOARD RISK COMMITTEE
Q. How has the Board Risk Committee (the 'Committee') responded to the additional challenges faced during 2020 arising from the pandemic?
A. As identified in the following pages, the Committee has considered the impacts of the pandemic on the existing risk profile, and reviewed actions taken by management to mitigate. The most significant areas have included the financial impacts for the Group's customers, the wellbeing and resilience of the Group's colleagues, and ensuring their ability to continue to safely help and support the Group's customers.

Q. How is the Committee addressing risks associated with climate change which the Group will face?
A. Climate change is a top issue for the Group and the Committee. The Committee continues to increase its focus on climate risk, ensuring that the Group’s risk management capabilities are developed at pace. This helps ensure a proactive response overall, and allows the Committee to closely monitor impacts for both the Group and its customers, together with delivery of climate change commitments by the Group.

Q. What are the key areas of focus for the Committee in 2021?
A. The Committee will continue to consider the following important areas:
•Broader impacts of the pandemic on the Group’s risk profile.
•Macroeconomic factors including the impact from the UK’s exit from the EU.
•The treatment of customers in financial difficulty where increased focus is required.
•The management of Cyber and Technology risks.
•The strengthening of the Group’s risk culture and control environment.
•Effective control of Change and Execution risk.
•Management of strategic and emerging risks for the Group in support of the Group’s strategic aims.

Key activities in 2020
•Considering the impacts of the pandemic on credit quality and customers in financial difficulty
•Focusing on the operational resilience of the Group and strengthening of the Group’s control environment
•Reviewing the Group’s response to the heightened People risks, and colleague impacts, of the pandemic
•Continued focus on the Group’s management of customer rectifications and complaints

Introduction
I was delighted to take on the role of Chair of the Committee with effect from 1 January 2021, and am pleased to report on how the Committee has discharged its responsibilities throughout 2020.
The past year has been unprecedented with the impacts of the pandemic being felt by all. The Group, and the Committee, have responded to the additional challenges which this has driven, taking actions to mitigate the impacts for the Group, and its customers, wherever possible. These areas, together with the impacts of EU exit, will continue to be a key focus for the Committee in the near term.
I would also like to place on record my thanks to Alan Dickinson and Nick Prettejohn for their chairmanship of the Committee, particularly during what has been an unprecedented year, and for the support provided during the transition of the Chair role.
Committee purpose and responsibilities
The overriding purpose of the Committee is to assist the Group's Board in fulfilling its risk governance and oversight roles and responsibilities. The Committee is also responsible for ensuring the risk culture is fully embedded and supports at all times the Group’s agreed risk appetite, covering the extent and categories of risk which the Board considers as acceptable for the Group.
In seeking to achieve this, the Committee is responsible for reviewing and reporting its conclusions to the Board on the Group’s risk management framework, which embraces risk principles, policies, methodologies, systems, processes, procedures and people. It also includes the review of new, or material amendments to risk principles and policies, and overseeing any action resulting from material breaches of such policy.
More details on the Group’s wider approach to risk management can be found in the risk management section on pages 42 to 99. Full details of the Committee’s responsibilities are set out in its terms of reference, which can be found at https://www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.html
Committee composition, skills, experience and operation
The Committee is composed of Non-Executive Directors, who provide core banking and risk knowledge, together with breadth of experience which brings knowledge from other sectors, and a clear awareness of the importance of putting the customer at the centre of all that the Group does.
All Non-Executive Directors are members of the Committee, and the three designated independent Non-Executive Directors of the Ring-Fenced Banks also attend. The Chief Risk Officer has full access to the Committee and attends all meetings. The Chief Internal Auditor and members of the executive also attend meetings, as appropriate.
The Committee undertakes an annual effectiveness review. This review forms part of the Board Evaluation process with Directors being asked to complete parts of the questionnaire relating to the Committees of which they were members. The findings of the review were considered by the Committee at its January 2021 meeting. On the basis of the evaluation, the feedback was that the performance of the Committee continues to be effective. Details of Committee membership and meeting attendance can be found on page 133.
As the most senior risk committee in the Group, the Committee interacts with other related risk committees, including the executive Group Risk Committee. These interactions assist with the agenda planning process, where matters considered by the Group Risk Committee are reviewed to ensure escalation of all relevant matters to the Committee.

The Committee continues to closely monitor emerging risks, including those impacted by the pandemic, and the potential impacts for both the Group and its customers
Catherine Woods
Chair, Board Risk Committee

CORPORATE GOVERNANCE
Matters considered by the Committee
Over the course of the year the Committee considered a wide range of risks facing the Group, both standing and emerging, across all key areas of risk management, in addition to risk culture and risk appetite, as noted on the previous page.
As part of this review, certain risks were identified which required further detailed consideration, not least of which were the impacts of the pandemic. Set out below and on the following pages is a summary of these risks, with an outline of the material factors considered by the Committee, and the conclusions which were ultimately reached.
During 2020, the Committee continued to use established sub-committees and fora to provide additional focus on areas such as IT resilience and cyber, and stress testing and recovery planning. These sub-committees and fora enable members of the Committee to dedicate additional time and resource to achieving a more in-depth understanding of the topics covered, and enable further review and challenge of the associated risks. The Committee also reviewed regular updates from the Non Ring-Fenced Bank and Insurance sub-groups, headed up by Lloyds Bank Corporate Markets plc and Scottish Widows Group Limited respectively, summarising key discussions and decisions taken at the relevant entities’ risk committees.

Activities during the year
	Key issues	Committee review and conclusion
Conduct Risk
Customers in Financial Difficulty (CiFD)	The Group’s management of conduct risks, plus issues associated with customers in financial difficulty and customer vulnerability.
During 2020, the Committee has considered reports on the ongoing activity to improve the way the Group supports customers experiencing financial difficulties as well as the heightened risks the increased volume of these customers are facing as a result of the pandemic. The Committee also recognises the importance of the Group’s strategy for both customers in financial difficulty and recently bereaved customers, in delivering good outcomes for those most vulnerable, against a backdrop of continued regulatory focus.
Frequent reviews have allowed the Committee to assess the plans to support customers in need with easy access to payment holidays and improved self-support and digital journeys. The Committee has assessed the risks of introducing strategic changes such as a new vulnerable customer strategy and new treatments and toolkits while recruiting and training new colleagues to meet increased collections demand. Regular monitoring of the key changes have been reviewed by the Committee ensuring that focus is maintained on how changes are improving customer outcomes.
Conclusion: While the Committee has observed that considerable changes have been made to improve the treatment of customers in financial difficulty, there will be increased emphasis throughout 2021 to enhance and improve customer outcomes.

Rectifications	The Group’s management of customer rectifications.
Throughout 2020 the Committee has considered updates on the Group’s rectifications portfolio performance, with particular interest in reducing the number of customers awaiting remediation. The Committee has noted continued progress in the pace and quality of remediations, delivering a reduction in the number of customers awaiting redress and improvements in customer outcomes. The Committee has also noted that prioritisation principles were agreed and implemented to reflect the impacts of the pandemic during the year.
The Committee has also remained close to progress on material rectifications, including implementation of the recommendations in the Cranston report, arising from the review of the Group’s management of the HBOS Reading incident.
Conclusion: Root cause analysis and read-across activity continues to improve and embed across the Group. This will remain a key focus for the Committee in 2021, along with rectifications impacted by the pandemic.

Complaints	Ensuring the Group is resolving customer complaints in a timely and fair manner and eradicating the causes for complaints through root cause analysis.
The Committee continues to focus on ensuring the Group has an effective framework for managing complaints including root cause analysis to establish lessons learned and help prevent similar issues in the future.
Conclusion: The Committee is satisfied with the good progress made by the Group in reducing the causes for customer complaints, and work is underway to address the impacts the pandemic has had on the Group's ability to resolve complaints as efficiently as possible.

Climate Risk
Climate risk	Climate change, sustainability and the impact to the Group and on its customers.
Climate change and sustainability are established top issues for the Group, elevating climate risk to a principal risk type in 2020.
Following its specific request, the Committee considered regular detailed updates regarding the Group’s climate risk management and key developments. The Group is committed to delivering the Task Force on Climate-related Financial Disclosures (TCFD) recommendations and is working to ensure compliance with regulatory expectations by end 2021, as well as wider stakeholder requirements. Accordingly, the Committee continues to ensure that the Group’s risk management capabilities are developing at pace, and that it is adopting a proactive response to the challenges, risks and opportunities arising from climate change.
Conclusion: The Committee is satisfied with the progress made in 2020. The Committee will continue to closely monitor climate change and sustainability risks, looking at the impact on both the Group and its customers, and the delivery of TCFD and other commitments.

CORPORATE GOVERNANCE

	Key issues	Committee review and conclusion
Financial Risks - covering credit and market risk
Commercial credit quality	Risks and external threats to the Commercial credit portfolio performance, including pandemic related impacts, together with sectors potentially exposed to the impact of EU exit and climate risks.
The Committee provided oversight of the Commercial portfolios via regular credit quality papers, sector deep dives, spotlight reviews and additional pandemic and climate risk updates.
Detailed reviews allowed the Committee to assess risk levels and credit exposures, including increased pandemic related lending and Government-backed funding granted, as well as levels of downgrades and clients requiring closer management via Watchlist or Business Support Unit; noting that pandemic related liquidity and support schemes are likely to be masking true underlying risk. The Committee noted that defaults are expected to increase as support schemes unwind.
The Committee reviewed pandemic impacts and emerging risks across a range of sectors considered more vulnerable, including non-essential retail, passenger transport, travel agents and hotels. Other sector concentrations also considered were automotives and commercial real estate (including Office and Retail commercial real estate), sectors also impacted by the pandemic and structural changes. Sectors potentially exposed to the impacts of the UK’s exit from the EU have been identified with credit appetite being adjusted where appropriate.
Conclusion: Proactive risk management and close monitoring continues, with consideration given to the macroeconomic outlook, and evolving climate risks and opportunities. While recognising the risks in the portfolio, the Committee were satisfied that management were continuing to take appropriate action to mitigate and address risks, while preparing to manage a substantial increase in defaults and clients requiring additional support.

Retail credit quality	Risks relating to retail lending, including impacts of the pandemic. Areas such as Retail Secured lending, Buy‑to‑Let, Motor, Business Banking and Unsecured portfolios, together with customer indebtedness.
Attention focused on lending controls, risk appetite monitoring, and new lending quality across Retail portfolios.
Credit performance remained in appetite as economic impacts of the pandemic were mitigated through Government support and payment holidays. The Committee noted that withdrawal of these exceptional levels of support was expected to lead to rising arrears in 2021, and that management had meanwhile taken extensive action to prepare for future risk emergence, while continuing to ensure provision of credit to the economy. The Group continued to closely monitor and manage higher risk segments such as customers on payment breaks, those with reduced incomes due to the pandemic, and those with higher levels of indebtedness.
Owing to guarantees, direct financial risk posed by the Group’s active support for Bounce Back Loans and Coronavirus Business Interruption Loans was considered manageable, however customer support and management of future defaults were flagged as future potential issues. The Committee fully appreciates the Group will take appropriate steps to ensure repayment of loans from customers.
General economic impacts arising through the UK’s exit from the EU will be addressed through broad based risk appetite controls, as used successfully through the pandemic. Where exposures may be at risk through legal uncertainty, additional appetite and lending controls will also be in place.
Conclusion: The Committee was satisfied that appropriate lending controls and monitoring were in place to control risks across the Retail lending portfolios, and that actions taken to manage economic risks were proportionate.

Operational Risk
One RCSA implementation	One Risk and Control Self‑Assessment (One RCSA) is part of the Group’s Risk and Control Strategy to deliver a stronger risk culture and simplified risk and control environment.
The three lines of defence have worked together to identify improvements to the Group’s approach to risk management. Following pilot activity, this new approach (One RCSA) is being adopted across the Group through a phased plan. The Committee supports the revised approach, the required cultural change to ensure successful adoption, as well as the Group’s plans for implementation. In light of the pandemic, the Committee gave direction to continue with the implementation, while recognising that potential pressures on key business resource may require adjustments to the plan.
Conclusion: All aspects of the 2020 plan for One RCSA have been delivered. The Committee supports the 2021 plans for capturing the remaining highest risks to customers and the business, and will continue to review progress on embedding the cultural change and improving the risk and control environment.

Operational resilience	Operational resilience is one of the Group’s most important non-financial risks, as exemplified during the pandemic.
A key focus for the Group in 2020 has been to manage the resilience risks from the pandemic as well as enhancing the existing approach to operational resilience and strengthening the control environment, improving the Group’s ability to respond to incidents, and to continue delivering key services to its customers. Multiple updates were presented to the Committee relating to the impact of the pandemic covering operational impacts, cyber, fraud and sourcing. Given the significance of the risk to the Group, the Committee is supported by the IT and Cyber Advisory Forum specifically focused on IT and cyber risks.
Conclusion: The Committee takes the operational resilience of the Group’s services very seriously and has drawn valuable insight from the discussions this year. The Committee considers that governance of operational resilience risk is robust and that activities in plan will ensure the ongoing resilience of key services to the Group’s customers.

CORPORATE GOVERNANCE

	Key issues	Committee review and conclusion

Data risk	Data governance, privacy and data ethics risks including oversight of the Group’s compliance with the General Data Protection Regulation (GDPR), Basel Committee of Banking Supervision (BCBS) and the associated risks and controls.
Data risk continues to be an area of significant regulatory and media attention. The Group has developed a data management strategy to provide the common framework and direction required to improve data management across the Group. The Committee is supportive of this strategy which includes uplifting data quality, simplifying data architecture and enhancing data governance, in order to mature data capability and deliver a data-first culture, facilitated by a simplified modern IT architecture. The Committee acknowledges the need for continued investment in managing risks relating to the ethical use of data, in particular, advanced analytics and artificial intelligence together with continued monitoring of regulatory developments.
Conclusion: The Group successfully implemented the 2020 Data Risk and Control Library as part of the One RCSA programme and continues to develop risk metrics to ensure that data risks are managed within appetite. The Committee supports the 2021 strategy of uplifting data capability in order to deliver the digital Bank of the Future.

People risk	Ensuring the Group has the right capabilities and culture as the Group continues to build the Bank of the Future.
Throughout 2020, there has been heightened attention on the People risk profile in view of the longevity of the pandemic and the impacts on colleagues. The Group recognises the increased demands and outside pressures on colleagues, as a result of the pandemic, and there has been significant focus on colleague wellbeing and resilience in light of prolonged periods of home working. Particular consideration is given to critical populations and high performing individuals to support the Group’s core commitments and the retention risk of certain groups of SMEs is being closely monitored. A strategy for Reimagined ways of working is being developed, and the Committee will continue to oversee these developments, monitoring closely the impacts on colleague sentiment and engagement.
Conclusion: The Committee is satisfied that the People risk profile is being managed effectively. The Committee ensures the necessary risk oversight as the Group manages the impact of the pandemic, monitors retention, develops new ways of working and develops plans to build the right skills and capabilities for the future.

Change and execution risk	Risks associated with the extensive current and future Group strategic change agenda, recognising challenges faced in ensuring both successful delivery and embedding of change.
The Group has further matured its ability to define, measure and report execution risk. The articulation and quantification of this risk continues to be managed through consolidated reporting of the execution risk dashboard and its related Board Risk Appetite Metrics, as well as through the implementation of the change and execution risk and control library across the Group. The Committee considers change and execution risk management within other linked risk types, such as operational resilience and supplier risks; and when investment activities are discussed. A focus this year has been effective and efficient reprioritisation of change activity during the pandemic, where execution risks were proactively managed and enhanced control monitoring was put in place. This ensured safe, prioritised change activity in 2020.
Conclusion: Change and execution risk has been managed within appetite and will remain an area of attention for the Committee as the Group moves into its next phase of strategic change.
As the Group further evolves its change delivery approach, control of these risks will continue to mature, particularly as risk libraries embed within business areas. The Committee will further consider the interconnectedness of change risk appetite with areas such as technology risk, supplier risk and operational resilience to support strategic change activities.

EU Exit planning/preparedness	The uncertainty regarding the practical implications could affect the outlook for the UK and global economy.
The key risks for the Group, including volatility and possible discontinuities in financial markets, impact on the Group's customers’ trading performance, financial position and credit profile, and ability to continue to operate in line with current practice across borders, have continued to be closely monitored. When reviewing the possible impacts, while noting the Group’s strong UK focus and UK-centric strategy, the Committee has given particular consideration to the treatment of its EU based clients and customers where continuity of certain aspects of its business has not been permitted.
Conclusion: The UK’s ongoing negotiations, the Group’s EU exit contingency plans and risk mitigation responses have been closely monitored by the Committee via specific regular updates, covering both operational status and external developments.

Fraud	The Group’s management of fraud risk, while minimising the impact of controls on genuine customer journeys.
The Committee considered the challenging and evolving nature of the fraud risk environment influenced by factors such as the pandemic, Government-backed lending schemes and the continuing growth of Authorised Push Payment (APP) scams.
The Committee acknowledged that the Group reduced its market share of fraud, measured against published industry numbers. With regards to the Government-backed lending schemes, the Committee takes the Group’s responsibilities with respect to fraud detection very seriously, and noted that fraud within these lending schemes was within risk appetite and aligned with market share. The Committee acknowledged the continued investment in fraud defences and tools, and the work being done with industry bodies to reduce the impact of fraud on customers.
Conclusion: The Committee noted the positive work undertaken in the detection and prevention of fraud. The Group’s continuous efforts to recognise and protect genuine customer journeys was acknowledged, as was its strategic plans to reflect the comprehensive nature of the challenge, that requires both internal evolution and external engagement.

CORPORATE GOVERNANCE

	Key issues	Committee review and conclusion

Money laundering and financial crime	The Group’s management of financial crime risk considering continuous legislative change and regulatory scrutiny.
The Committee acknowledged the Group’s continued efforts to fight financial crime and to develop its intelligence capability to ensure that the programme is intelligence-led.
The Committee considered the Group’s response to several high-profile industry money laundering events such as allegations of money laundering through Baltic banks and the leak of Financial Crimes Enforcement Network (FinCEN) files and was provided assurance that the Group’s risk exposure was very low. Finally, the Committee acknowledged the contributions being made by the Group to the UK Government’s Economic Crime Reform Programme.
Conclusion: The Committee noted satisfaction with the standard of compliance documented in the Money Laundering Reporting Officer report and acknowledged the action plans in place across the Group to further enhance the Group’s position. The Committee noted the conclusion of the investigations into Baltic money laundering and FinCEN files.

Other Risk Categories
Regulatory and legal risk	Managing regulatory risk within the Group with a significant amount of highly complex and interdependent regulatory interactions managed during 2020, which will continue to require management into 2021. This is in addition to continuing to fulfil regulatory obligations against a backdrop of industry wide challenges faced as a result of the pandemic and EU exit.
The Committee has provided effective oversight and ensured effective controls are in place to comply with existing regulatory obligations, including greater consideration of these at an individual legal entity level. The Committee considered regular updates on emerging regulatory and legal risks and continued to closely monitor a number of significant regulatory change and oversight programmes to ensure successful execution such as IBOR Transition, CRDIV, BCBS 239, EU exit and customers in financial difficulty. In addition, the Committee has focused on understanding and oversighting activities undertaken by the Group in response to the pandemic and EU exit.
Conclusion: The Group places significant focus on complex regulatory changes, as well as ensuring effective horizon scanning of upcoming trends and evolving risks. The Committee has discussed the topics raised, and will continue to closely monitor compliance with regulatory requirements, including ring-fencing, in 2021. Regulatory risk will remain a priority area of focus for the Committee in 2021.

Emerging and strategic risk categories	Significance to the Group of strategic risk, strategic choices and ability to effectively respond to material changes in internal and external factors.
Strategic and emerging risks are significant sources of risk to the Group. The Committee recognised this in 2019, elevating strategic risk to a principal risk type. Work has continued through 2020 to refine the Group’s definitions and enhance the framework for managing strategic and emerging risk. This will continue to be an area of focus in 2021.
The unprecedented events of 2020 have highlighted interconnectivity as a key factor in the acceleration or amplification of risks. The Committee has considered this, together with emerging trends influencing the Group's strategic themes and potential consequences of the Group’s strategic decisions.
The Committee discussed the evolution of risks under the latest strategy refresh and considered key strategic risk drivers, identified by business leaders as being especially pertinent, warranting the Committee’s attention. The Committee noted the key findings from the review of strategic and emerging risk and supported the proposals for evolving the Group’s strategic risk management framework.
Conclusion: Managing individual risks, as well as the cumulative challenges of connected risks, will be essential for protecting the Group’s customers, while delivering the Group’s strategic vision. With this in mind, the Committee supported major work commencing in 2021, for incorporating risk connectivity into the Group’s strategic risk management framework.

CORPORATE GOVERNANCE
Responsible Business Committee Report
Being a responsible business is at the core of the Group's purpose to
Help Britain Prosper

Q&A WITH SARA WELLER, CHAIR OF RESPONSIBLE BUSINESS COMMITTEE
Q. How do you feel the Group has responded to the unprecedented demands on it during the pandemic?
A. The Group moved quickly to support colleagues so that they could work safely to serve customers with emergency loans and repayment holidays to tide them over the very difficult period. That support will continue to be vital as hopefully the situation gradually improves through the year and customers look to put their finances back on an even keel, and plan for the future.

Q. This is your last year chairing the Responsible Business Committee (the 'Committee'). What are your reflections on the last 5 years?
A. Being a responsible business has long been core to the Group’s work, and, since the financial crash a decade or more ago, the Group has renewed its focus on its purpose, to Help Britain Prosper. In this year’s discussions about the Group’s strategic response to the Group’s Society of the Future ambitions, it’s been great to see issues such as Inclusion & Diversity, helping vulnerable customers, responding to climate change and supporting regional growth through SME lending, digital skills provision, and housing investment, being put at the heart of the Group’s plans.

Q. What are the Committee's priorities for next year?
A. The Committee will seek to ensure that the Helping Britain Recover commitments are fully embedded into business plans, that these plans stay flexible to respond to changing needs and that they are actually delivering real impact for the individuals, businesses and communities who need the Group's support the most.

Committee purpose and responsibilities
The Committee supports the Board in overseeing the Group’s performance as a responsible business by providing oversight of, and support for, the Group’s strategy and plans for embedding responsible business as part of the Group’s purpose to Help Britain Prosper. The Committee provides oversight and challenge on activities which impact the Group’s trust and reputation and by considering and recommending to the Board for approval the Environmental, Social and Governance (ESG) Report and the Helping Britain Prosper Plan. The Committee’s terms of reference can be found at www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.html.
Committee composition, skills, experience and operation
The Committee is composed of Non‑Executive Directors ensuring a broad spread of differing perspectives, insight and experience with representatives from Group Internal Audit and the Chief Operating Office attending meetings as appropriate. The Committee met on four occasions in 2020. Details of Committee membership and meeting attendance can be found on page 133.
During the year, the Committee met its key objectives and carried out its responsibilities effectively, as confirmed by the findings of the annual effectiveness review, which were considered by the Committee at its January 2021 meeting.
Key activities in 2020
Charitable Foundations: The Group’s independent Charitable Foundations do critical work to tackle disadvantage across the UK and are often the first responders in a crisis. The Committee:
•met with Paul Streets, Chief Executive Officer of the Lloyds Bank Foundation for England and Wales, to discuss how the Group’s support for the Charitable Foundations could be magnified at this time
•spent time discussing how the Group planned to provide a broader societal response to the pandemic crisis
•considered the current work on Digital Skills alongside the Mental Health initiatives as core responses in the crisis phase
Society of the Future: The Committee considered the development of the Group's Society of the Future ambitions and the aim to fully integrate the Group’s societal objectives with its business objectives which will be key in the next phase of the Group strategy. Shaping of the Group strategy was a significant area of discussion and debate, with regular updates provided on the direction and the progress of the strategy. The Committee provided insight and challenge to the executive on the strategy and on how the Group could support the recovery and new economic environment.
Sustainability: The Committee provided oversight of the overall approach, progress to date, targets and metrics and provided input and challenge to the team working on the sustainability strategy wanting to understand the methodology more fully and gain confidence in the proposed approach and data.
Culture and colleague engagement: The Board and senior management have a vital role to play in shaping and embedding a healthy corporate culture. The Committee received regular updates on colleague engagement and the evolution of the Group's culture plan, discussing the progress being made in reimagining ways of working and what can be done to support colleagues during the current crisis and what it would take to deliver an enduring solution post COVID.
Inclusion and diversity: The Committee received updates on:
•proposed actions to enable the Group to respond to the issues raised by the Black Lives Matter movement, including key insights from the Group's Black colleagues
•the development of the Race Action plan, supporting the setting of a 3% target of Black senior leaders by 2025
•the Group's aim to have more women in senior roles and the representation of colleagues from Black, Asian and Minority Ethnic backgrounds at all levels
Helping Britain Prosper Plan: Regular updates have been provided on performance against the metrics within the Helping Britain Prosper Plan, on which a report is provided on page 5 and further detail is provided in the Group's 2020 Lloyds Banking Group ESG Report.
More detail
Board oversight of the Group's accelerated culture journey
Read more on page 140
Diversity Policy
Read more on page 149

Taken together, the effects of the COVID pandemic and advancing climate change bring fundamental shifts in our economy and society. The Group’s role is more vital than ever, and the Responsible Business Committee will support the Board in developing and overseeing the business’s plans to play its part in Helping Britain Recover.
Sara Weller
Chair, Responsible Business Committee

CORPORATE GOVERNANCE
DISCLOSURE CONTROLS AND PROCEDURES
As of 31 December 2020, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Company’s disclosure controls and procedures, at 31 December 2020, were effective for gathering, analysing and disclosing with reasonable assurance the information that Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes in the Lloyds Banking Group’s internal control over financial reporting during the year ended 31 December 2020 that have materially affected, or are reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.
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
The management of Lloyds Banking Group plc assessed the effectiveness of the Company’s internal control over financial reporting at 31 December 2020 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, at 31 December 2020, the Company’s internal control over financial reporting was effective.
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
GOING CONCERN
The going concern of the Company and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Company and the Group have adequate resources to continue to operate for the foreseeable future, the Directors have considered a number of key dependencies which are set out in the risk management section under principal risks and uncertainties: funding and liquidity on page 38 and pages 76 to 81 and capital position on pages 82 to 91. Additionally, the Directors have considered capital and funding projections for the Company and the Group. Accordingly, the Directors conclude that the Company and the Group have adequate resources to continue in operational existence for a period of at least 12 months from the date of approval of the financial statements and therefore it is appropriate to continue to adopt the going concern basis in preparing the accounts.
CHANGE IN THE COMPANY'S CERTIFYING ACCOUNTANT
In 2018, the Group concluded a tender process for the statutory audit of Lloyds Banking Group plc (the Company) and its subsidiaries (together the Group). The Group announced on 22 November 2018 that following the completion of the audit of the Group’s consolidated financial statements for the year ended 31 December 2020 and the audit of the effectiveness of internal control over financial reporting as at 31 December 2020, Deloitte LLP (Deloitte) would become the Group’s statutory auditor for the year ending 31 December 2021, subject to approval by shareholders at the 2021 Annual General Meeting of the Company. This decision was taken by the Board of Directors on the recommendation of the Audit Committee. Accordingly, the engagement of PricewaterhouseCoopers LLP (PwC) will not be renewed in 2021.
During the years ended 31 December 2019 and 2020:
•PwC has not issued any reports on the consolidated financial statements of the Group or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles;
•there has not been any disagreement, as that term is used in Item 16(F)(a)(1)(iv) of Form 20-F, over any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditor’s reports; and
•PwC has not advised the Group of any of the kinds of events described in Item 16(F)(a)(1)(v) of Form 20-F.
The Group has provided PwC with a copy of the foregoing disclosure and has requested that it furnish the Group with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated 26 February 2021, in which PwC states that it agrees with such disclosure, is filed as Exhibit 15.2 to this 2020 Form 20-F.
During the years ended 31 December 2019 and 2020, the Group has not consulted with Deloitte regarding either:
•the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Group and either a written report was provided to the Company or oral advice was provided that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or
•any matter that was the subject of a disagreement, as that term is used in Item 16(F)(a)(1)(iv) of Form 20-F, or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
All shareholders within a class of the Company’s shares have the same voting rights. As at 19 February 2021 the Company had received notification under the FCA Disclosure Guidance and Transparency Rules (‘DTR’) of the following holdings in the Company’s issued ordinary share capital.

	Interest in shares	% of issued share capital /voting rights[4]
BlackRock, Inc.	3,668,756,765[1]	5.14%
Harris Associates L.P.	3,523,149,161[2,3]	5.00%
1The notification of 13 May 2015 provided by BlackRock, Inc. under Rule 5 of the DTR identifies (i) an indirect holding of 3,599,451,380 shares in the Company representing 5.04 per cent of the voting rights in the Company as at 12 May 2015, and (ii) a holding of 69,305,385 in other financial instruments in respect of the Company representing 0.09 per cent of the voting rights of the Company as at 12 May 2015. BlackRock, Inc.’s holding most recently notified to the Company under Rule 5 of the DTR varies from the holding disclosed in BlackRock, Inc.’s Schedule 13-G filing with the US Securities and Exchange Commission dated 29 January 2021, which identifies beneficial ownership of 5,443,120,289 shares in the Company representing 7.7 per cent of the issued share capital in the Company. This variance is attributable to different notification and disclosure requirements between these regulatory regimes. The notifiable holding by BlackRock, Inc. received by the Company has not changed since 31 December 2015. Prior to 31 December 2015, BlackRock, Inc.’s holding in the Company was not required to be disclosed under the US Securities and Exchange Commission rules.
2An indirect holding.
3On 31 October 2018, Harris Associates L.P. made a disclosure under the DTR of a decrease in its holding, to 3,551,514,571 ordinary shares, representing 4.99% of that share class. On 19 May 2020, Harris Associates L.P. made a further disclosure under the DTR of an increase in its holding to 3,523,149,161 ordinary shares, representing 5.00% of that share class.
4Percentage correct as at the date of notification.
As at 19 February 2021, the Company had 2,335,527 registered ordinary shareholders. The majority of the Company’s ordinary shareholders are registered in the United Kingdom. 2,246,104,217 ordinary shares, representing 3.17 per cent of the Company’s issued share capital, were held by BNY Mellon as depositary for the ordinary share American Depositary Share Programme through which there were 191 record holders.
Additionally, the majority of the Company’s preference shareholders are registered in the United Kingdom, with a further 1 record holder with an address in the United States registered through the Company’s preference share American Depositary Share Programme.
RELATED PARTY TRANSACTIONS
The Group, as at 31 December 2020, had related party transactions with 23 key management personnel, certain of its pension funds, collective investment schemes and joint ventures and associates. See note 45 to the financial statements.

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
APPROACH OF THE PRUDENTIAL REGULATION AUTHORITY (“PRA”)
The PRA is part of the Bank of England, with responsibility for the prudential regulation and supervision of circa 1,500 banks, building societies, credit unions, insurers and major investment firms. Their strategy is to deliver a resilient financial sector by seeking: an appropriate quantity and quality of capital and liquidity; effective risk management; robust business models; and sound governance including clear accountability of firms’ management. This strategy supports their two statutory objectives: to promote the safety and soundness of these firms; and to contribute to the securing of an appropriate degree of protection for policyholders (for insurers).
Through regulation, the PRA sets standards/policies which it expects firms to meet, and monitors firm’s compliance. The supervision approach includes three key characteristics:
–Use of judgement to determine whether financial firms are safe and sound, whether insurers provide appropriate protection for policyholders and whether firms continue to meet the Threshold Conditions (including maintaining appropriate capital and liquidity, and having suitable management arrangements).
–A forward looking approach to assess firms against risks which may arise in the future.
–Focus on those issues and those firms that pose the greatest risk to the stability of the UK financial system and policyholders.
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
UK INFORMATION COMMISSIONER’S OFFICE ("ICO")
The UK Information Commissioner’s Office is the UK's independent authority set up to uphold information rights in the public interest, promoting openness by public bodies and data privacy for individuals. The ICO is responsible for overseeing implementation of the Data Protection Act 2018 which enshrines the General Data Protection Regulation. This Act regulates, among other things, the lawful use of data relating to individual customers. The Freedom of Information Act 2000 (the “FOIA”) sets out a scheme under which any person can obtain information held by, or on behalf of, a “public authority” without needing to justify the request. A public authority will not be required to disclose information if certain exemptions set out in the FOIA apply.

REGULATION
THE PAYMENTS SYSTEM REGULATOR (“PSR”)
The PSR is an independent economic regulator for the payment systems industry, which was launched in April 2015. Payment systems form a vital part of the UK’s financial system – they underpin the services that enable funds to be transferred between people and institutions. The purpose of PSR is to make payment systems work well for those that use them. The PSR is a subsidiary of the FCA, but has its own statutory objectives, Managing Director and Board. In summary its objectives are: (i) to ensure that payment systems are operated and developed in a way that considers and promotes the interests of all the businesses and consumers that use them; (ii) to promote effective competition in the markets for payment systems and services between operators, payment services providers and infrastructure providers; and (iii) to promote the development of and innovation in payment systems, in particular the infrastructure used to operate those systems.
COMPETITION REGULATION
The FCA obtained concurrent competition powers with the CMA on 1 April 2015 in relation to the provision of financial services in the UK, in addition to supplementing its existing competition objective. The FCA has been undertaking a programme of work to assess markets across financial services to ascertain whether or not competition is working effectively in the best interests of consumers. In addition, the PRA also has a secondary objective under the Financial Services (Banking Reform) Act to, so far as reasonably possible, act in a way which facilitates effective competition. In July 2019, the CMA signed memoranda of understanding with the FCA and the PSR, which sets out the arrangements for allocating cases, sharing information, dealing with confidentiality constraints, and pooling resources in relation to their concurrent objectives to promote competition.
The FCA announced on 3 November 2016 that it will take action to improve competition in the current account market, following the CMA’s recommendations in the publication of its competition investigation into personal current account (PCA) and SME Banking (9 August 2016). The FCA has published its final report into the ‘Strategic Review of Retail Banking Business Models’ (18 December 2018) recognising that PCAs are an important source of competitive advantage for major banks. The focus on high cost credit continues with further forward work on its proposals to simplify the pricing of all overdrafts and end higher prices for unarranged overdrafts. The FCA implemented reforms in the overdraft markets, which came into force in December 2019 and April 2020, which amongst other things required simplified overdraft pricing via an annual interest rate, prices advertised using APRs, banning of fixed charges, firms cannot charge more for unarranged overdraft compared with an arranged.
In February 2020 the CMA published a state of competition report to raise the collective understanding of the level of, and the trends in, competition across the UK economy. The main aim of this work is to better measure and understand the state of the UK competition now and in the future. Thus, Competition can directly benefit individual consumers and the economy as a whole through offering services and encouraging innovation and promoting efficiency, all of which can contribute to economic growth and productivity. This is particularly important given the need to support recovery in the economy following the COVID-19 pandemic.
The HM Treasury has launched the first phase (a call for evidence on regulatory coordination) in its future Regulatory Framework Review (" the Review"). The Review as a whole has been triggered primarily by the UK's withdrawal from the EU which will require a recalibration of the regulatory framework.
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
U.S. REGULATION
The existence of a branch of LBCM in the U.S. subjects the LBCM, the Company and its subsidiaries doing business or conducting activities in the U.S. to oversight by the Federal Reserve Board. Each of the Company and LBCM are treated as a financial holding company under the BHC Act. Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. A financial holding company and its depository institution subsidiaries must meet certain capital ratios and be deemed to be “well managed” for purposes of the Federal Reserve Board’s regulations. A financial holding company’s direct and indirect activities and investments in the United States are limited to those that are “financial in nature” or “incidental” or “complementary” to a financial activity, as determined by the Federal Reserve Board.
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
A major focus of U.S. governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with U.S. economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the U.S. State Department designated during the reporting period as state sponsors of terrorism, including Iran, Syria, Sudan and North Korea. The Group intends to engage in new business in such jurisdictions only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues. At 31 December 2020, the Group did not believe that the Group’s business activities relating to countries designated as state sponsors of terrorism in 2020 were material to its overall business.
The Group estimates that the value of the Group’s business in respect of such states represented less than 0.01 per cent of the Group’s total assets and, for the year ended December 2020, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.001 per cent of its total income, net of insurance claims. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.

REGULATION
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
A new United States Congress and Presidential administration took office in 2021, and there is likely to be significant change in the leadership and senior staff at the U.S. bank regulatory agencies. As a result, the new administration could impose new or modified requirements that materially impact the Company and its U.S. operations.
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
Pursuant to ITRA Section 219, the Group notes that during 2020, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382 or 13224. In all cases, the payment was permitted under UK and EU sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK and EC sanctions legislation.
Gross revenues from these activities were approximately £7,000. Net profits from these activities were approximately £7,000.
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
1.Limited and infrequent payments made to and received from entities directly or indirectly linked to the Government of Iran. Such payments are only made if they comply with UK regulation and legislation and/or licence from the U.S. Treasury Department’s Office of Foreign Assets Control.
2.Payments made to a blocked account in the name of Commercial Bank of Syria related to historic guarantees, entered into by the Group between 1997 and 2008, the majority of which relate to Bail Bonds for vessels. The Commercial Bank of Syria is designated under Executive Order 13382.
3.Sums paid out from a pension trust fund to UK nationals resident in the UK who were employees of a company indirectly owned or controlled by an entity designated under Executive Order 13382 that is also owned or controlled by the Government of Iran.
4.Lloyds continues to provide payment clearing services to a UK based and UK authorised bank, one of whose account holders is an entity designated under Executive Order 13224 (although not by the UK or EU authorities). Lloyds concludes from the nature of such payment clearing services that revenue and profit (if any) arising from indirectly providing such services to the designated entity is negligible and not material to the Group’s activities and in any event does not flow directly from the designated entity. To the extent that the activities of the designated entity and its UK authorised bank continue to comply with UK regulation and legislation, Lloyds intends to continue its activities and keep them under review.

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
FEES RECEIVED TO DATE
In 2020, the Company received from the depositary $1,542,911 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.
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
Following a request made by the PRA to large UK banks in March 2020, the Group suspended the payment of dividends on ordinary shares for the remainder of the year and cancelled the payment of the final dividend for 2019. These actions were undertaken as a precautionary measure to preserve capital as the spread of the coronavirus pandemic led to a UK-wide lockdown, with the potential to create a significant and prolonged downturn.
In December 2020, the PRA announced that dividend payments could recommence, provided that this was subject to a prudent framework for the setting of such distributions. As a result the PRA has established a cap on distributions for year end 2020.
Given the Group's strong capital position at the year end and the regulator’s clarification that banks may resume capital distributions, the Board has recommended a final ordinary dividend of 0.57 pence per share, the maximum allowed under the PRA's guidelines.
The PRA has additionally noted its intention to provide a further update on distributions ahead of the 2021 half year results for the large UK banks. It is expected that the PRA will take account of the outcome of the first stage of the Bank of England 2021 solvency stress test exercise in informing its approach to half year distributions. Ahead of the update at half year, dividends may be accrued for via capital, provided this is undertaken on an appropriately prudent basis, but may not be paid.
The Group will update the market on interim dividend payments with the half year results, following receipt of the update from the regulator and based on macroeconomic conditions at the time.
The Board remains committed to future capital returns. In 2021, the Board intends to accrue dividends and resume its progressive and sustainable ordinary dividend policy with the dividend at a higher level than 2020. As normal, the Board will give due consideration at year end to the size of the final dividend payment and any return of surplus capital in addition to the ordinary dividend, based on circumstances at the time.
The table below sets out the interim and final dividends declared in respect of the ordinary shares for fiscal years 2016 through 2020. The sterling amounts have been converted into US dollars at the Noon Buying Rate in effect on each payment date with the exception of the recommended final dividend for 2020, for which the sterling amount has been converted into US dollars at the Noon Buying Rate on 19 February 2021.

	Interim ordinary dividend per share (pence)	Interim ordinary dividend per share (cents)	Final ordinary dividend per share (pence)	Final ordinary dividend per share (cents)
2016[1]	0.85	1.10	1.70	2.20
2017	1.00	1.34	2.05	2.72
2018	1.07	1.41	2.14	2.73
2019[2]	1.12	1.40	—	—
2020	—	—	0.57	0.80
1For 2016, the Board also made a capital distribution in the form of a special dividend of 0.5 pence per share (0.65 cents per share). This is not listed in the table above.
2At the time of approving the Group’s results for the year ended 31 December 2019, the directors recommended a final dividend of 2.25 pence per share which was to be paid on 27 May 2020. However, on 31 March 2020 the Group announced the cancellation of its final 2019 ordinary dividend. This decision was taken by the Board at the specific request of the regulator, the PRA, in line with all other major UK listed banks, as a result of the developing coronavirus crisis.

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC
For information regarding the Articles of Association, please refer to the discussion under the corresponding section of the Annual Report on Form 20-F for the year ended 31 December 2018, filed with the SEC on 25 February 2019, which discussion is hereby incorporated by reference into this document.
https://www.lloydsbankinggroup.com/assets/pdfs/investors/financial-performance/lloyds-banking-group-plc/2018/full-year/2018-lbg-form-20f.pdf

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
UK tax law requires that when Lloyds Banking Group plc issues ordinary shares or a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary to facilitate the issue of ADSs to a person representing the ordinary shares or to a person providing clearance services (or their nominee or agent), a liability to UK stamp duty or SDRT at the rate of 1.5 per cent (rounded up to the next multiple of £5 in the case of the stamp duty) of either the issue price or, in the case of transfer, the listed price of the ordinary shares, calculated in sterling, will arise. However, following litigation, HMRC now accepts that the charge to SDRT at 1.5 per cent on the issue of shares into clearance services or depository receipt schemes is not compatible with EU law, and will not apply the charge. Although there is a risk that this position could be affected by the UK’s exit from the EU and the expiry on December 31, 2020 of the related transition or implementation period, HMRC’s recently published practice states that the disapplication of the 1.5 per cent charge in accordance with those provisions of EU law will remain the position following the expiry of the transition or implementation period unless the relevant UK statutory provisions are amended. Where a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary or clearance services this charge will generally apply, and generally be payable by the person receiving the ADSs or transferring the ordinary shares into the clearance service.
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
This discussion does not address any alternative minimum or Medicare Contribution tax consequences, nor does it address US federal tax consequences to US holders that are subject to special rules, such as:
–certain financial institutions;
–dealers or traders in securities that use a mark-to-market method of tax accounting;
–persons holding ADSs or ordinary shares as part of a hedge, straddle, wash sale, conversion or other integrated transaction or holders entering into a constructive sale with respect to ADSs or ordinary shares;
–persons whose functional currency for US federal income tax purposes is not the US dollar;
–persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;
–tax-exempt entities, ‘individual retirement accounts’ or ‘Roth IRAs’;
–persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States;
–partnerships or other entities classified as partnerships for US federal income tax purposes; or
–persons that own or are deemed to own 10 per cent or more (by vote or value) of the shares of Lloyds Banking Group plc.

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
This summary is based on the US Internal Revenue Code of 1986, as amended (the Code), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. It assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement will be performed in accordance with its terms.
As used herein, a ‘US holder’ is a person that for US federal income tax purposes is a beneficial owner of ADSs or ordinary shares and:
–a citizen or individual resident of the United States;
–a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States, any state therein or the District of Columbia; or
–an estate or trust the income of which is subject to US federal income taxation regardless of its source.
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
Subject to applicable limitations, dividends paid to certain non-corporate US holders may be taxable at favourable rates. Non-corporate US holders should consult their tax advisers to determine whether the favourable rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.
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
INFORMATION REPORTING AND BACKUP WITHHOLDING
Dividends paid on, and the sale proceeds from, ADSs or ordinary shares that are made within the US or through certain US-related financial intermediaries may be subject to information reporting and backup withholding requirements unless the US holder:
–is a corporation or other exempt recipient, or
–in the case of backup withholding, the US holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
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

RISK FACTORS
Set out below is a summary of certain risk factors which could affect Lloyds Banking Group’s future results and may cause them to differ from expected results materially. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Lloyds Banking Group’s businesses face. This section should be read in conjunction with the more detailed information contained in this document, including as set forth in sections entitled “Business”, “Regulation” and “Operating and financial review and prospects”. For information on Lloyds Banking Group’s risk management policies and procedures (including the elevation of climate risk to a principal risk during 2020), see “Lloyds Banking Group — Operating and financial review and prospects — Risk Management”.
ECONOMIC AND FINANCIAL RISKS
1.The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the U.S., Asia and globally
The Group’s businesses are subject to inherent and indirect risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the UK, where the Group’s earnings are predominantly generated, and its operations are increasingly concentrated following the strategic reduction of its international presence. Whilst the Group’s revenues are predominantly generated in the UK, the Group does have some credit exposure in countries outside the UK even if it does not have a presence in such countries. Any further significant macroeconomic deterioration in the UK and/or other economies as a result of the COVID-19 pandemic, or otherwise could lead to increased unemployment, reduced corporate profitability, reduced personal income levels, inflationary pressures, including those arising from sterling’s depreciation, reduced UK Government and/or consumer expenditure, increased corporate, SME or personal insolvency rates, increased tax rates, borrowers’ reduced ability to repay loans, increased tenant defaults, fluctuations in commodity prices and changes in foreign exchange rates, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group.
The effects on the UK, European and global economies following the UK’s exit from the EU and the impact of the EU-UK Trade and Cooperation Agreement signed on 30 December 2020 (the “EU-UK TCA”) remain difficult to predict but may include economic and financial instability in the UK, Europe and the global economy, constitutional instability in the UK and the other types of risks described in “Regulatory and Legal Risks — Legal and regulatory risk arising from the UK’s exit from the EU could adversely impact the Group’s business, results of operations, financial condition and prospects”. In the event of any further substantial weakening in the UK’s economic growth, the possibility of decreases in interest rates by the Bank of England or sustained low or negative interest rates would put further pressure on the Group’s interest margins and potentially adversely affect the Group’s profitability and prospects. Furthermore, such market conditions may also result in an increase in the Group’s pension deficit.
In the Eurozone, the economic outlook is also uncertain. High levels of private and public debt, continued weakness in the financial sector and reform fatigue remain a concern. Conversely, further monetary policy stimulus from the European Central Bank could undermine financial stability by encouraging a further build-up of unsustainable debt. In addition, political uncertainty in the Eurozone and fragmentation risk in the EU, could create financial instability and have a negative impact on the Eurozone and global economies. Any default on the sovereign debt of a Eurozone country and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could materially affect the capital and the funding position of participants in the banking industry, including the Group.
Moreover, the effects on the UK, European and global economies of the exit of one or more EU member states from the Economic and Monetary Union, or the redenomination of financial instruments from the Euro to a different currency, are extremely uncertain and very difficult to predict and protect fully against in view of: (i) the potential for economic and financial instability in the Eurozone and possibly in the UK; (ii) the lasting impact on governments’ financial positions of the global financial crisis and the COVID-19 pandemic; (iii) the uncertain legal position; and (iv) the fact that many of the risks related to the business are totally, or in part, outside the control of the Group. If any such events were to occur, they may result in: (a) significant market dislocation; (b) heightened counterparty risk; (c) an adverse effect on the management of market risk and, in particular, asset and liability management due, in part, to redenomination of financial assets and liabilities; (d) an indirect risk of counterparty failure; or (e) further political uncertainty in the UK or other countries, any of which could have a material adverse effect on the results of operations, financial condition or prospects of the Group.
U.S. economic policies may have an adverse effect on both U.S. and global growth as well as global trade prospects. In addition, concerns remain around the impact of increased tariffs on trade between the U.S. and other nations including China, Canada and the EU. The potential for escalation of trade disputes and any retaliatory actions taken may adversely impact the global economic outlook.
Macroeconomic uncertainty in emerging markets in the wake of the COVID-19 pandemic, in particular the slowdown of international trade and industrial production, as well as the high and growing level of debt in China may be exacerbated by attempts to de-risk its highly leveraged economy, or a devaluation of the Renminbi. External debt levels are higher now in emerging markets than before the global financial crisis, which could lead to higher levels of defaults and non-performing loans.
Any adverse changes affecting the economies of the countries in which the Group has significant direct and indirect credit exposures and any further deterioration in global macroeconomic conditions, including as a result of geopolitical events, global health issues, including the COVID-19 pandemic (see "Economic and Financial Risks - Risks relating to the impact of COVID-19") or acts of war or terrorism, could have a material adverse effect on the Group’s results of operations, financial condition or prospects.
2.The Group's business is subject to risks relating to the COVID-19 pandemic
The global pandemic from the outbreak of COVID-19 continues to cause widespread disruption to normal patterns of business activity across the world, including in the UK, and volatility in financial markets. Measures taken to contain the health impact of the COVID-19 pandemic have resulted in an adverse impact on economic activity across the world and the duration of these measures remains uncertain. Monetary policy loosening has supported asset valuations across many financial markets, but longer-term impacts on inflation, interest rates, credit spreads, foreign exchange rates and commodity, equity and bond prices remain unclear.
Synchronisation of emergency measures to slow the spread of COVID-19 across the world has brought about rapid deterioration in economic growth across all countries and regions, directly adversely impacting the UK through many channels, including trade and capital flows. The recession will likely have a lasting negative impact on future path of global GDP, through its impact on human and physical capital accumulation, and supply chain disruption. The UK experienced a deep contraction in economic activity during 2020 as a result of the COVID-19 pandemic, and both private and public sector debt have risen significantly. If the economic downturn damage were to be prolonged significantly by inability to control COVID-19 spread with vaccines, public finances would likely continue to deteriorate and could result in a sovereign downgrade that could also impact the credit ratings of the Group. Rating downgrades could have a material adverse impact on the Group’s ability to raise funding in the wholesale markets (see “Economic and Financial Risks - A reduction in the Group's longer-term credit rating could materially adversely affect the Group’s results of operations, financial condition or prospects”).
Further, the economic impact of the COVID-19 pandemic, including increased levels of unemployment, corporate insolvencies and business failures could adversely impact the Group’s retail or corporate customers and their ability to service their contractual obligations, including to the

RISK FACTORS
Group. Adverse changes in the credit quality of the Group’s borrowers and counterparties or collateral held in support of exposures, or in their behaviour, may reduce the value of the Group’s assets and materially increase the Group’s write-downs and allowances for impairment losses. This could have a material adverse effect on the Group’s results of operations, financial condition or prospects.
As a result of recent monetary policy actions, interest rates have declined substantially and financial markets are applying an increased probability to a wider use of unconventional policy tools such as negative interest rates. In many countries, interest rates have already turned negative or are very close to zero and governments, including the UK, are borrowing at negative yields. If negative interest rates were to be applied in the UK and U.S., they could have an adverse impact on the Group’s net income and profitability.
The effect of the COVID-19 virus on emerging markets increases the risks already identified from the slowdown of growth and trade, with limited capacity to respond effectively to the crisis impacting growth and potentially increasing the risk of default on debt.
Governments, central banks and regulators across the world are taking significant action to address this economic impact, which has led to deep recession in the UK and globally. Governments are likely to be judged for their policy responses and success in vaccine rollouts, which could result in political upheaval and destabilise governments and political movements even after the pandemic has passed. There is also the possibility that vaccines are not as effective as expected against current or future strains of coronavirus, which could result in significantly extended lockdowns or restrictions.
In addition to providing support under government support schemes, the Group has taken specific measures to alleviate the impact on the Group's customers or borrowers, including payment holidays which, taken together with lower interest rates and restrictions on fees associated with certain products, may have an adverse impact on the Group’s results of operations, financial conditions or prospects. Additionally, although the UK Government and the Bank of England have provided certain guarantees to banks relating to lending schemes that have been initiated to support businesses through the current COVID-19 pandemic, there is a risk that in some circumstances, the Group may not be able to claim under the guarantees, or the claim may be rejected, if, for example, it later transpires that all terms and conditions under the relevant guarantee scheme were not met when the lending was originated.
Specific measures have, and may continue to be, taken by regulators to address potential capital and liquidity stress, which could limit the Group’s flexibility to manage its business and its capital position, including restrictions on distributions and capital allocations.
As a result of the COVID-19 pandemic, the potential for conduct and compliance risks (see “Business and Operational Risks – The Group is exposed to conduct risk”) as well as operational risks materialising has increased, notably in the areas of cyber, fraud, people, technology, operational resilience and where there is reliance on third-party suppliers. In addition to the key operational risks, new risks are likely to arise as the Group may need to change its ways of working whilst managing any instances of COVID-19 among its employees and locations to ensure continuity and support to colleagues and customers.
Any and all such events described above could have a material adverse effect on the Group’s business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings (including potential changes of outlooks or ratings), as well as on its customers, borrowers, counterparties, employees and suppliers.
3.The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group’s balance sheet
The Group has exposures to many different products, counterparties, obligors and other contractual relationships and the credit quality of its exposures can have a significant impact on its earnings. Credit risk exposures are categorised as either “retail” or “corporate” and reflect the risks inherent in the Group’s lending and lending-related activities and its insurance business primarily in respect of investment holdings and exposures to reinsurers.
Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of the Group’s assets and materially increase its write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside the Group’s control, which include but are not limited to an adverse economic environment, the effect of the UK’s withdrawal from the EU and the operation of the EU-UK TCA, reduced UK and global consumer and/or government spending and benefits, inflation, changes in the credit rating of individual counterparties, the debt levels of individual contractual counterparties, increased unemployment or reduced income, reduced asset values, increased personal or corporate insolvency levels, falling stock and bond/other financial markets, reduced corporate profits, over-indebtedness, changes in interest rates or foreign exchange rates, counterparty challenges to the interpretation or validity of contractual arrangements, an increase in credit spreads, changes to insolvency regimes which make it harder to enforce against counterparties, changes in consumer and customer demands and requirements, negative reputational impact or direct campaigns which adversely impact customers, industries or sectors and any external factors of a political, legislative, environmental or regulatory nature, including changes in accounting rules and changes to tax legislation and rates, some of which are materially heightened by the current COVID-19 pandemic.
In particular, the Group has exposure to concentration risk where its business activities focus particularly on a single obligor, related/connected group of obligors or a similar type of customer (borrower, sovereign, financial institution or central counterparty), product, industrial sector or geographic location, including the UK.
The Group’s credit exposure includes residential mortgage lending (in the UK and, to a lesser extent, the Netherlands) and commercial real estate lending, including lending secured against secondary and tertiary commercial property assets in the UK. As a result, decreases in residential or commercial property values and/or increases in tenant defaults are likely to lead to higher impairment charges, which could materially affect the Group’s results of operations, financial condition or prospects. The COVID-19 pandemic led to an initial reduction in property transactions and hence, some uncertainty in property valuations, as well as increasing the risk of loss or reduced rental payments. Additionally, COVID-19 has led to and may lead to as yet unknown changes in the risk profile of a number of sectors and/or counterparties. The Group also has significant credit exposure to certain individual counterparties in higher risk and cyclical asset classes and sectors (such as commercial real estate, financial intermediation, manufacturing, leveraged lending, oil and gas and related sectors, hotels, commodities trading, automotive and related sectors, construction, agriculture, consumer-related sectors (such as retail, passenger transport and leisure), house builders and outsourcing services). The Group’s retail customer portfolios will remain strongly linked to the UK economic environment, with house price deterioration, unemployment increases, inflationary pressures, consumer over-indebtedness and prolonged low or rising interest rates among the factors that may impact secured and unsecured retail credit exposures. Deterioration in used vehicle prices, including as a result of changing consumer demand, could result in increased provisions and/or losses and/or accelerated depreciation charges.
The Group’s corporate lending portfolio also contains substantial exposure to large and mid-sized, public and private companies. In addition to exposures to sectors that have experienced cyclical weakness in recent years, the portfolio also contains exposures in key coronavirus impacted sectors, most notably consumer facing sectors such as travel, transportation, non-essential retail and hospitality. These exposures, along with a historic strategy of taking large single name concentrations to non-listed companies and entrepreneurs, and taking exposure at various levels of

RISK FACTORS
the capital structure, may give rise to single name concentration and risk capital exposure. The Group's corporate portfolios are also susceptible to "fallen angel" risk, that is, the probability of significant default increases following material unexpected events, and to risks related to the impact of the COVID-19 pandemic, resulting in the potential for large losses. As in the UK, the Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of loss should default occur.
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
Providing support to customers under the COVID-19 government schemes means the Group has extended its lending risk appetite in line with the various scheme guidelines during the crisis and, despite the protection offered by the UK Government’s or by the Bank of England’s guarantees, as applicable, in respect of the schemes, this may lead to additional losses.
With the exception of COVID-19 related payment holidays to retail customers and lending provided through certain government support schemes, including the Bounce Back Loan Scheme (which provide support of up to £50,000 for smaller businesses), in respect of which no credit assessment is undertaken, all lending decisions, and decisions related to other exposures (including, but not limited to, undrawn commitments, derivative, equity, contingent and/or settlement risks), are dependent on the Group’s assessment of each customer’s ability to repay and the value of any underlying security. Such assessments may also take into account future forecasts, which may be less reliable due to the uncertainty of their likely accuracy and probability as a result of the impact of the COVID-19 pandemic. There is an inherent risk that the Group has incorrectly assessed the credit quality and/or the ability or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing and using models to estimate the risk of lending to counterparties.
In addition, observed credit quality of the portfolios is likely to be influenced by the significant temporary support provided in light of the COVID-19 pandemic, including government lending schemes, payment holidays and furlough arrangements, which have the potential to distort underlying credit risks in the portfolio and may lead to increases in arrears and/or defaults which remain unidentified. This may result in additional impairment charges if the forward looking economic scenarios used to raise expected credit loss allowances have not adequately captured the impact of the withdrawal of the temporary support measures.
4.The Group’s businesses are subject to inherent risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited
Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short and long-term wholesale funding markets. The Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets to meet its funding needs. The ability of the Group to gain access to wholesale and retail funding sources on satisfactory economic terms is subject to a number of factors outside its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and the level of confidence in the UK banking system.
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
In addition, medium-term growth in the Group’s lending activities will rely, in part, on the availability of retail deposit funding on appropriate terms, which is dependent on a variety of factors outside the Group’s control, such as general macroeconomic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and the Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on the Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on its future growth. Any loss in consumer confidence in the Group could significantly increase the amount of retail deposit withdrawals in a short period of time. See “Economic and Financial Risks - The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the U.S., Asia and globally."
The Group makes use of central bank funding schemes such as the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME). Following the closure of this scheme in 2021, the Group will have to replace matured central bank scheme funding, which could cause an increased dependence on term funding issuances. If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or the Group’s credit ratings are downgraded, it is likely that wholesale funding will prove more difficult to obtain.
Any of the refinancing or liquidity risks mentioned above, in isolation or in concert, could have a material adverse effect on the Group’s results or operations and its ability to meet its financial obligations as they fall due.
5.A reduction in the Group’s longer-term credit rating could materially adversely affect the Group’s results of operations, financial condition or prospects
Rating agencies regularly evaluate the Group and the Company, and their ratings of longer-term debt are based on a number of factors which can change over time, including the Group’s financial strength as well as factors not entirely within its control, including conditions affecting the

RISK FACTORS
financial services industry generally, and the legal and regulatory frameworks affecting its legal structure, business activities and the rights of its creditors. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the Group or the Company will maintain their current ratings. The credit rating agencies may also revise the ratings methodologies applicable to issuers within a particular industry or political or economic region. If credit rating agencies perceive there to be adverse changes in the factors affecting an issuer’s credit rating, including by virtue of change to applicable ratings methodologies, the credit rating agencies may downgrade, suspend or withdraw the ratings assigned to an issuer and/or its securities. Downgrades of the Group’s longer-term credit rating could lead to additional collateral posting and cash outflow, significantly increase its borrowing costs, limit its issuance capacity in the capital markets and weaken the Group’s competitive position in certain markets.
6.The Group’s businesses are inherently subject to the risk of market fluctuations, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group
The Group’s businesses are inherently subject to risks in financial markets including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that its customers act in a manner which is inconsistent with the Group’s business, pricing and hedging assumptions. Movements in these markets will continue to have a significant impact on the Group in a number of key areas.
For example, adverse market movements have had, and will likely continue to have, an adverse effect upon the financial condition of the defined benefit pension schemes of the Group. The schemes’ main exposures are to real rate risk and credit spread risk. These risks arise from two main sources: the “AA” corporate bond liability discount rate and asset holdings.
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
The insurance business of the Group is exposed indirectly to equity and credit markets through the value of future management charges on policyholder funds. Credit default spread and interest rate risk within the insurance business primarily arises from bonds and loans used to back annuities. Inflation risk arises from inflation linked policyholder benefits and future expenses. The performance of investment markets therefore, has a direct impact upon the profit from investment contracts and on the insurance value in force and the Group’s results of operations, financial condition or prospects.
Changes in foreign exchange rates, including with respect to the U.S. dollar and the Euro, may also have a material adverse effect the Group’s financial position and/or forecasted earnings.
7.Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group, including negative fair value adjustments
The Group has exposures to securities, derivatives and other investments, including asset-backed securities, structured investments and private equity investments that are recorded by the Group at fair value, which may be subject to further negative fair value adjustments in view of the volatile global markets and challenging economic environment, including as a result of the COVID-19 pandemic. See (“Risks relating to the impact of COVID-19”).
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
8.Any tightening of monetary policy in jurisdictions in which the Group operates could affect the financial condition of its customers, clients and counterparties, including governments and other financial institutions
Quantitative easing measures implemented by major central banks, adopted alongside record low interest rates to support recovery from the global financial crisis and, more recently, the COVID-19 pandemic, have helped loosen financial conditions and reduced borrowing costs. These measures may have supported liquidity and valuations for asset classes that are vulnerable to rapid price corrections as financial conditions tighten, potentially causing losses to investors and increasing the risk of default on the Group’s exposure to these sectors.
Monetary policy in the UK and in the markets in which the Group operates has been highly accommodative in recent years and even more so as a result of the COVID-19 pandemic, however, there remains considerable uncertainty as to the direction of interest rates and the pace of change, as set by the Bank of England and other major central banks. In the UK, monetary policy has further been supported by the Bank of England and HM Treasury “Funding for Lending” scheme (which closed in January 2018), the “Help to Buy” scheme (which closed in November 2019), the “Term Funding Scheme” (which closed in February 2018) and the purchase of corporate bonds in the UK. In response to the COVID-19 pandemic, the UK Government and the Bank of England have adopted a series of financial measures to help offset the economic disruption caused by efforts to contain the spread of the virus. These include a package of government-backed and guaranteed loans to support businesses, announced on 17 March 2020, and which made available an initial £330 billion of guarantees (equivalent to approximately 15 per cent of the UK’s current GDP). These included a joint HM Treasury and Bank of England lending facility, the Covid Corporate Financing Facility (CCFF), designed to support liquidity among larger firms, as well as the Coronavirus Business Interruption Loan Scheme (CBILS) for small and medium-sized enterprises run by the British Business Bank. Further support is being provided through the Coronavirus Large Business Interruption Loan Scheme (CLBILS) and the Bounce Back Loans Scheme (BBLS). Further measures may be introduced depending on the length and severity of the crisis. However, such a long period of stimulus and support has increased uncertainty over the impact of its future reduction, which could lead to a risk of higher borrowing costs in wholesale markets, higher interest rates for retail borrowers, generally weaker than expected growth, or even contracting GDP, reduced business and consumer confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation and falling property prices in the markets in which the Group operates, and consequently to an increase in delinquency rates and default rates among its customers. Similar risks result from the low level of inflation in developed economies which, in Europe particularly, could deteriorate into sustained deflation if policy measures prove ineffective and economic growth weakens. Reduced

RISK FACTORS
monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity. The adverse impact on the credit quality of the Group’s customers and counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets and higher levels of expected credit loss allowances, which could have an adverse effect on its operations, financial condition or prospects.
9.The Group’s insurance business and defined benefit pension schemes are subject to insurance risks
The insurance business of the Group is exposed to short-term and longer-term variability arising from uncertain longevity due to annuity portfolios. The Group’s defined benefit pension schemes are also exposed to longevity risk. Increases in life expectancy (longevity) beyond current allowances will increase the cost of annuities and pension scheme benefits and may adversely affect the Group’s financial condition and results of operations.
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
To a lesser extent, the insurance business is exposed to mortality, morbidity and expense risk. Adverse developments in any of these factors may adversely affect the Group’s financial condition and results of operations.
10.The Group may be required to record credit value adjustments, funding value adjustments and debit value adjustments on its derivative portfolio, which could have a material adverse effect on its results of operations, financial condition or prospects
The Group continually seeks to limit and manage counterparty credit risk exposure to market counterparties. Credit value adjustment (“CVA”) and funding value adjustment (“FVA”) reserves are held against uncollateralised derivative exposures and a risk management framework is in place to mitigate reserve value changes. CVA is an expected loss calculation that incorporates current market factors including counterparty credit spreads. FVA reserves are held to capitalise the cost of funding uncollateralised derivative exposures. The Group also calculates a debit value adjustment to reflect own credit spread risk as part of the fair value of derivative liabilities.
Deterioration in the creditworthiness of financial counterparties, or large adverse financial market movements, could impact the size of CVA and FVA reserves and result in a material charge to the Group’s profit and loss account which could have a material adverse effect on its results of operations, financial condition or prospects.
11.The Group is exposed to risks related to the uncertainty surrounding the integrity and continued existence of reference rates
Reference rates and indices, including interest rate benchmarks, such as the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate (“EURIBOR”), which are used to determine the amounts payable under financial instruments or the value of such financial instruments (“Benchmarks”), have, in recent years, been the subject of political and regulatory scrutiny as to how they are created and operated. This has resulted in regulatory reform and changes to existing Benchmarks, with further changes anticipated. These reforms and changes may cause a Benchmark to perform differently than it has done in the past or to be discontinued.
At this time, it is not possible to predict the overall effect (including financial impacts) of any such reforms and changes, any establishment of alternative reference rates or any other reforms to these reference rates that may be enacted, including the potential or actual discontinuance of LIBOR publication, any transition away from LIBOR or ongoing reliance on LIBOR for some legacy products.
Uncertainty as to the nature of such potential changes, alternative reference rates (including, without limitation, SONIA, €STER and SOFR or term versions of those rates) or other reforms may adversely affect a broad array of financial products, including any LIBOR-based or EURIBOR-based securities, loans and derivatives that are included in the Group’s financial assets and liabilities, that use these reference rates and may impact the availability and cost of hedging instruments and borrowings. If any of these reference rates are no longer available, the Group may incur additional expenses in effecting the transition from such reference rates, and may be subject to disputes, which could have an adverse effect on its results of operations. In addition, it can have important operational impacts through the Group’s systems and infrastructure as all systems will need to account for the changes in the reference rates. Any of these factors may have a material adverse effect on the Group’s results of operations, financial condition or prospects.
REGULATORY AND LEGAL RISKS
1.The Group and its businesses are subject to substantial regulation and oversight. Adverse legal or regulatory developments could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects
The Group and its businesses are subject to legislation, regulation, court proceedings, policies and voluntary codes of practice in the UK, the EU and the other markets in which it operates which are impacted by factors beyond its control, including:
(i)general changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which the Group operates, and which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;
(ii)external bodies applying or interpreting standards, laws, regulations or contracts differently to the Group;
(iii)an uncertain and rapidly evolving prudential regulatory environment;
(iv)changes in competitive and pricing environments, including markets investigations, or one or more of the Group’s regulators intervening to mandate the pricing of the Group’s products, as a consumer protection measure;
(v)one or more of the Group’s regulators intervening to prevent or delay the launch of a product or service, or prohibiting an existing product or service;
(vi)further requirements relating to financial reporting, corporate governance, corporate structure and conduct of business and employee compensation;
(vii)expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;
(viii)changes to regulation and legislation relating to economic and trading sanctions, money laundering and terrorist financing;
(ix)developments in the international or national legal environment resulting in regulation, legislation and/or litigation targeting entities such as the Group for investing in, or lending to, organisations deemed to be responsible for, or contributing to, climate change; and

RISK FACTORS
(x)regulatory changes which influence business strategy, particularly the rate of growth of the business, or which impose conditions on the sales and servicing of products, which have the effect of making such products unprofitable or unattractive to sell.
These laws and regulations include increased regulatory oversight, particularly in respect of conduct issues, data protection, product governance and prudential regulatory developments, including ring-fencing.
Unfavourable developments across any of these areas, both in and outside the UK, as a result of the factors above could materially affect the Group’s ability to maintain appropriate liquidity, increase its funding costs, constrain the operation of its business and/or have a material adverse effect on its business, results of operations and financial condition.
2.The Group faces risks associated with its compliance with a wide range of laws and regulations
The Group is exposed to risk associated with compliance with laws and regulations, including:
(i)certain aspects of the Group’s activities and business may be determined by the relevant authorities, the Financial Ombudsman Service (the “FOS”), or the courts, to have not been conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the Ombudsman’s opinion;
(ii)the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of the Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions;
(iii)risks relating to compliance with, or enforcement actions in respect of, existing and/or new regulatory or reporting requirements, including as a result of a change in focus of regulation or a transfer of responsibility for regulating certain aspects of the Group’s activities and business to other regulatory bodies;
(iv)contractual and other obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;
(v)the intellectual property of the Group (such as trade names) may not be adequately protected;
(vi)the Group may be liable for damages to third-parties harmed by the conduct of its business; and
(vii)the risk of regulatory proceedings, enforcement actions and/or private litigation, arising out of regulatory investigations or otherwise (brought by individuals or groups of plaintiffs) in the UK and other jurisdictions.
Regulatory and legal actions pose a number of risks to the Group, including substantial monetary damages or fines, the amounts of which are difficult to predict and may exceed the amount of provisions set aside to cover such risks. See “Regulatory and Legal Risks - The financial impact of legal proceedings and regulatory risks might be material but is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances, as has been the case in respect of payment protection insurance redress payments”. In addition, the Group may be subject, including as a result of regulatory actions, to other penalties and injunctive relief, civil or private litigation arising out of a regulatory investigation or otherwise, the potential for criminal prosecution in certain circumstances and regulatory restrictions on the Group’s business, all of which can have a negative effect on the Group’s reputation as well as taking a significant amount of management time and resources away from the implementation of its strategy.
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
3.Legal and regulatory risk arising from the UK’s exit from the EU could adversely impact the Group’s business, operations, financial condition and prospects
The EU-UK Trade and Cooperation Agreement ("EU-UK TCA") provides a structure for the future EU and UK relationship following the UK's exit from the EU. The EU-UK TCA applies provisionally from 1 January 2021 pending formal ratification by the EU parliament (with the UK having ratified the TCA on 30 December 2020).
The passporting of financial services between the UK and the EU ended on 31 December 2020, with the end of the Brexit transition period. However, the EU-UK TCA leaves open the possibility for future equivalence decisions being made by the UK and/or the EU on a unilateral basis (in addition to certain equivalence decisions already made by the UK and limited temporary equivalence decisions already made by the EU in relation to clearing and central securities depositaries). A short Joint Declaration on financial services, which accompanies the EU-UK TCA, also sets out the intention of the EU and the UK to agree a Memorandum of Understanding by March 2021 on regulatory cooperation on financial services to help preserve financial stability, market integrity, and the protection of investors and consumers. However, at this time, there can be no assurance as to the content of any such Memorandum of Understanding or the making of any further equivalence decisions (including as to the extent, duration and conditionality of any such decisions). The EU-UK TCA does not lay down any binding commitments on financial services and it remains uncertain if the UK and the EU financial regulatory regimes will diverge substantially in the future or not. This uncertainty may be exacerbated by the possible re-emergence of calls for a further Scottish independence referendum and/or the differential arrangements under the EU-UK TCA and the EU withdrawal agreement for Northern Ireland relative to the rest of the UK.
The Group is subject to substantial EU-derived laws, regulation and oversight, which will be impacted as a result of the UK’s exit from the EU. The Group and its subsidiaries in the UK will cease to be subject to EU law; but, EU law will continue to apply to its EU subsidiaries. Divergence between UK law and EU law will increase the burden of associated compliance costs on the Group. Moreover, the Group and its counterparties will no longer be able to rely on the European passporting framework for financial services. The Group continues to service existing products in certain EU jurisdictions, except where its legal and regulatory outreach deemed that this was no longer permitted. A change to any EU jurisdiction's acceptance of continued servicing could potentially result in the loss of customers and/or the requirement for the Group to apply for authorisation in EU jurisdictions where it is to continue business, with associated costs and operational considerations. Any new or amended legislation and regulation may have a significant impact on the Group’s operations, profitability and business model.
4.The Group and its subsidiaries are subject to resolution planning requirements
In July 2019, the Bank of England and the PRA have published final rules for a resolvability assessment framework (the “Resolvability Assessment Framework”), with full implementation of the framework required by 2022. This requires the Group to carry out a detailed assessment of its preparations for resolution. These rules on the Resolvability Assessment Framework may affect the way in which the Group manages its business and ultimately impact the profitability of the Group. Further, the publication of the outcome of such assessment may affect the way the Company

RISK FACTORS
and the Group is perceived by the market which, in turn, may affect the secondary market value of securities issued by the Group and members of the Group.
5.The Group and its subsidiaries are subject to regulatory actions which may be taken in the event of a bank or Group failure
Under the Banking Act 2009, as amended, (the “Banking Act”), substantial powers have been granted to HM Treasury, the Bank of England and the PRA and FCA (together, the “Authorities”) as part of the special resolution regime (the “SRR”). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits (including members of the Group) and their parent entities (including the Company) if they are failing or are likely to fail to satisfy certain threshold conditions.
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
Under the Banking Act, powers are granted to the Authorities which include, but are not limited to: (i) a “write-down and conversion power” relating to Tier 1 and Tier 2 capital instruments and (ii) a “bail-in” power relating to the majority of unsecured liabilities (including the capital instruments and senior unsecured debt securities issued by the Group). Such loss absorption powers give resolution authorities the ability to write-down or write-off all or a portion of the claims of certain unsecured creditors of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving group entity, if any. Such resulting ordinary shares may be subject to severe dilution, transfer for no consideration, write-down or write-off. The Banking Act specifies the order in which the bail-in tool should be applied, reflecting the hierarchy of capital instruments under CRD and otherwise respecting the hierarchy of claims in an ordinary insolvency. Moreover, the Banking Act and secondary legislation made thereunder provides certain limited safeguards for creditors in specific circumstances. For example, a holder of debt securities issued by the Company should not suffer a worse outcome than it would in insolvency proceedings. However, this “no creditor worse off” safeguard may not apply in relation to an application of the write-down and conversion power in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation. The exercise of mandatory write-down and conversion power under the Banking Act or any suggestion of such exercise could, therefore, materially adversely affect the rights of the holders of equity and debt securities and the price or value of their investment and/or the ability of the Group to satisfy its obligations under such debt securities.
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
The determination that securities and other obligations issued by the Group will be subject to loss absorption is likely to be inherently unpredictable and may depend on a number of factors which may be outside of the Group’s control. This determination will also be made by the relevant UK resolution authority and there may be many factors, including factors not directly related to the Company or the Group, which could result in such a determination. Because of this inherent uncertainty and given that the relevant provisions of the Banking Act remain largely untested in practice, it will be difficult to predict when, if at all, the exercise of a loss absorption power may occur which would result in a principal write-off or conversion to other securities, including the ordinary shares of the Company. Moreover, as the criteria that the relevant UK resolution authority will be obliged to consider in exercising any loss absorption power provide it with considerable discretion, holders of the securities issued by the Group may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and consequently its potential effect on the Group and the securities issued by the Group.
Potential investors in the securities issued by the Group should consider the risk that a holder may lose some or all of its investment, including the principal amount plus any accrued interest, if such statutory loss absorption measures are acted upon. The Banking Act provides that, other than in certain limited circumstances set out in the Banking Act, extraordinary governmental financial support will only be available to the Group as a last resort once the write-down and conversion powers and resolution tools referred to above have been exploited to the maximum extent possible. Accordingly, it is unlikely that investors in securities issued by the Company will benefit from such support even if it were provided.
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
The minimum requirement for own funds and eligible liabilities (“MREL”) applies to UK financial institutions and covers own funds and debt instruments that are capable of being written-down or converted to equity in order to prevent a financial institution or its group from failing in a crisis. The Bank of England has set a final MREL conformance date for larger banks of 1 January 2022 with interim compliance required from 1 January 2020.
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
6.The Group is subject to the risk of having insufficient capital resources and/or not meeting liquidity requirements
If the Group has, or is perceived to have, a shortage of regulatory capital or to be unable to meet its regulatory minimum liquidity requirements, then it may be subject to regulatory interventions and sanctions and may suffer a loss of confidence in the market with the result that access to sources of liquidity and funding may become constrained, more expensive or unavailable. This, in turn, may affect the Group’s capacity to continue its business operations, pay future dividends and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential.

RISK FACTORS
See also the risk factor above entitled “The Group’s businesses are subject to inherent risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited”.
A shortage of capital could arise from (i) a depletion of the Group’s capital resources through increased costs or liabilities and reduced asset values which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks; and/or (ii) an increase in the amount of capital that is needed to be held; and/or (iii) changes in the manner in which the Group is required to calculate its capital and/or the risk-weightings applied to its assets. This might be driven by a change to the actual level of risk faced by the Group or to changes in the minimum capital required by legislation or by the regulatory authorities. For example, an aggregated risk weighted asset output floor has been proposed by the Basel Committee, with an expected transitional period from 2023 to 2028. The application of Basel 3.1, including the output floor, will be a matter for the UK legislature and the Group’s prudential regulators and there remains uncertainty until such rules translate into UK legislation.
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
The Group’s borrowing costs and access to capital markets, as well as its ability to lend or carry out certain aspects of its business, could also be affected by future prudential regulatory developments more generally, including: (i) evolving UK and global prudential and regulatory changes, for example the UK consultation on the remaining changes to implement CRRII, and the final phase of implementation of Basel reforms (Basel 3.1) in the UK; (ii) regulatory changes in other jurisdictions to which the Group has exposure and (iii) the evolving regulatory and legal impacts of the UK’s exit from the EU.
Any of the risks mentioned above could have a material adverse effect on the Group’s capital resources and/or liquidity, results of operations, its ability to continue its business operations and its financial condition.
7.The financial impact of legal proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances, as has been the case in respect of payment protection insurance (“PPI”) redress payments
Where provisions have already been taken in published financial statements of the Group or results announcements for ongoing legal or regulatory matters, these have been recognised, in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”) (“IAS 37”), as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.
Excluding MBNA Limited (“MBNA”), the Group increased provisions for expected PPI costs by a further £0.1 billion recognised in the final quarter of the year ended 31 December 2020. Of the approximately six million enquiries received pre-deadline, more than 99 per cent have now been processed. The £0.1 billion charge in the fourth quarter was driven by the impact of the COVID-19 pandemic delaying operational activities during 2020, the final stages of work to ensure operational completeness ahead of an orderly programme close and final validation of information requests and complaints with third parties that resulted in a limited number of additional complaints to be handled. A small part of the costs incurred during the year also reflect the costs associated with litigation activity to date.
This brings the total amount provided for at the end of 2020 to £22.0 billion, of which £0.2 billion remains unutilised relating to complaints and associated administration costs.
With regard to MBNA, as announced in December 2016, the Group's exposure continues to remain capped at £240 million under the terms of the MBNA sale and purchase agreement. No additional charge has been made by MBNA to its PPI provision in the year ended 31 December 2020.
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
In November 2014, the UK Supreme Court ruled in Plevin v Paragon Personal Finance Limited 2014 UKSC 61 (“Plevin”) that failure to disclose to a customer a “high” commission payment on a single premium PPI policy sold with a consumer credit agreement created an unfair relationship between the lender and the borrower under s140 of the Consumer Credit Act 1974. It did not define a tipping point above which commission was deemed “high”. The disclosure of commission was not a requirement of the FSA’s (now FCA’s) Insurance: Conduct of Business sourcebook rules for the sale of general insurance (including PPI). Permission to appeal the redress outcome in the Plevin case was refused by the Court of Appeal in July 2015 and by the President of the Family Division in November 2015.
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
Further, no assurance can be given that the Group will not incur liability in connection with any past, current or future non-compliance with legislation or regulation, and any such non-compliance could be significant and materially adversely affect its reputation, business, financial condition, results of operations and prospects.

RISK FACTORS
8.The Group must comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations, and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could negatively impact customers and expose the Group to liability
The Group is required to comply with applicable anti-money laundering, anti-terrorism, sanctions, anti-bribery and other laws and regulations in the jurisdictions in which it operates. These extensive laws and regulations require the Group, amongst other things, to adopt and enforce “know-your-customer” policies and procedures and to report suspicions of money laundering and terrorist financing, and in some countries specific transactions to the applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel, and have become the subject of enhanced government and regulatory supervision.
The Group has adopted policies and procedures aimed at detecting and preventing the use of its banking network and services for money laundering, financing terrorism, bribery, tax evasion, human trafficking, modern day slavery, wildlife trafficking and related activities. These controls, however, may not eliminate instances where third parties seek to use the Group’s products and services to engage in illegal or improper activities. In addition, while the Group reviews its relevant counterparties’ internal policies and procedures with respect to such matters, the Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be effective in preventing third parties from using the Group (and its relevant counterparties) as a conduit for money laundering and terrorist financing (including illegal cash operations) without the Group’s (and its relevant counterparties’) knowledge. If the Group is associated with, or even accused of being associated with, or becomes a party to, money laundering or terrorist financing, its reputation could suffer and it could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with the Group), any one of which could have a material adverse effect on its results of operations, financial condition and prospects.
Furthermore, failure to comply with trade and economic sanctions, both primary and secondary (which are frequently subject to change by relevant governments and agencies in the jurisdictions in which the Group operates), and failure to comply fully with other applicable compliance laws and regulations, may result in the imposition of fines and other penalties on the Group, including the revocation of licences. In addition, the Group’s business and reputation could suffer if customers use its banking network for money laundering, financing terrorism, or other illegal or improper purposes.
9.Failure to manage the risks associated with changes in taxation rates or applicable tax laws, or misinterpretation of such tax laws, could materially adversely affect the Group’s results of operations, financial condition or prospects
Tax risk is the risk associated with changes in taxation rates, applicable tax laws, misinterpretation of such tax laws, disputes with relevant tax authorities in relation to historic transactions, or conducting a challenge to a relevant tax authority. Failure to manage this risk adequately could cause the Group to suffer losses due to additional tax charges and other financial costs including penalties. Such failure could lead to adverse publicity, reputational damage and potentially costs materially exceeding current provisions, in each case to an extent which could have an adverse effect on the Group’s results of operations, financial condition or prospects.
BUSINESS AND OPERATIONAL RISKS
1.Operational risks, including the risk that the Group fails to design resilience into business operations, underlying infrastructure and controls, including weaknesses or failures in the Group’s processes, systems and security, and risks due to reliance on third party services and products could materially adversely affect the Group’s operations
Operational risks, through inadequate or failed processes, systems (including financial reporting and risk monitoring processes) or security, or from people-related or external events, including the risk of fraud and other criminal acts carried out against the Group, are present in the Group’s businesses. The Group’s businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness or errors in these processes, systems or security could have an adverse effect on the Group’s results, reporting of such results, and on the ability to deliver appropriate customer outcomes during the affected period which may lead to an increase in complaints and damage to the reputation of the Group.
Specifically, failure to develop, deliver or maintain effective IT solutions in line with the Group’s operating environment could have a material adverse impact on customer service and business operations. Any prolonged loss of service availability could damage the Group’s ability to service its customers, could result in compensation costs and could cause long-term damage to its business and brand. See “Business and Operational Risks - The Group’s business is subject to risks related to cybercrime”.
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
The Group is also exposed to risk of fraud and other criminal activities (both internal and external) due to the operational risks inherent in banking operations. These risks are also present when the Group relies on outside suppliers or vendors to provide services to the Group and its customers. Fraudsters may target any of the Group’s products, services and delivery channels, including lending, internet banking, payments, bank accounts and cards. This may result in financial loss to the Group and/or the Group’s customers, poor customer experience, reputational damage, potential litigation and regulatory proceedings. Industry reported gross fraud losses have continued to increase as both financial institutions and their customers are targeted.
Fraud losses and their impacts on customers and the wider society are now an increasing priority for consumer groups, regulators and the UK Government. Any weakness or errors in the Group’s processes, systems or security could have an adverse effect on the Group’s results and on the ability to deliver appropriate customer responses, which may lead to an increase in complaints and damage to the Group’s reputation. Please see “Regulatory and Legal Risks - The Group must comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations, and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could negatively impact customers and expose the Group to liability”.
In addition, the COVID-19 pandemic has resulted in heightened operational risk as the Group responds to the pandemic, including in the areas of cyber, fraud, people, technology and operational resilience. Cyber criminals continue to exploit COVID-19, seeking to mislead customers and colleagues. The impact of COVID-19 has required the reprioritising of planned activities and provided a challenge on colleagues’ ability to absorb increased workloads, whilst adapting to new ways of working. As a result, there has been heightened focus on colleague wellbeing and

RISK FACTORS
resilience. There has also been significant levels of stress on supplier business models and the possibility of multiple supplier failures. Despite anticipated heightened operational risks, the volume of operational loss events has remained broadly consistent in 2020 compared to 2019. As with other businesses, how the Group is perceived to have supported its clients, employees and suppliers through the challenges presented by the COVID-19 pandemic could have a material effect on its reputation.
2.The Group is exposed to conduct risk
The Group is exposed to various forms of conduct risk in its operations. Conduct risk is the risk of customer detriment due to poor design, distribution and execution of products or services, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, or reputational damage or financial loss. Such risks are inherent in banking services. Forms of conduct risk include business and strategic planning that does not sufficiently consider customer need (leading to products being offered beyond target markets and mis-selling of financial products), ineffective management and monitoring of products and their distribution (which could result in customers receiving unfair outcomes), customer communications that are unclear, unfair, misleading or untimely (which could impact customer decision-making and result in customers receiving unfair outcomes), a culture that is not sufficiently customer-centric (potentially driving improper decision-making and unfair outcomes for customers), outsourcing of customer service and product delivery via third-parties that do not have the same level of control, oversight and customer-centric culture as the Group (which could result in potentially unfair or inconsistent customer outcomes), the possibility of alleged mis-selling of financial products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in the Group’s financial accounts), ineffective management of customer complaints or claims (which could result in customers receiving unfair outcomes), ineffective processes or procedures to support customers, including those in potentially vulnerable circumstances (which could result in customers receiving unfair outcomes or treatments which do not support their needs), and poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes. Ineffective management and oversight of legacy conduct issues can also result in customers who are undergoing remediation being unfairly treated and therefore further rectification being required. The Group is also exposed to the risk of engaging in, or failing to manage, conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest. Each of these risks can lead to regulatory censure, reputational damage, regulatory intervention/enforcement, the imposition of lengthy remedial redress programmes and financial penalties or other loss for the Group, all of which could have a material adverse effect on its results of operations, financial condition or prospects.
3.The Group’s business is subject to risks related to cybercrime
The Group holds personally identifiable information on its systems aligned to product and services delivered to customers. Protection is delivered in accordance with data protection legislation, including the General Data Protection Regulation, Data Protection Act 2018 and the Private and Electronic Communication Regulation. In certain international locations, there are additional regulatory requirements that must be followed for business conducted in that jurisdiction. In the U.S., for example, the Company was required from February 2018 to formally attest that it complies with specific cyber security requirements put forth by the New York State Department of Financial Services in Part 500 of Title 23 of the Official Compilation of Codes, Rules and Regulations of the State of New York.
The Group’s IT infrastructure, and that of third parties on whom it relies, may be vulnerable to cyber-attacks, malware, denial of services, unauthorised access and other events that have a security impact. Such an event may impact the confidentiality or integrity of the Group’s or its clients’, employees’ or counterparties’ information or the availability of services to customers. As a result of such an event or a failure in the Group’s cyber security policies, the Group could experience material financial loss, loss of competitive position, regulatory actions, breach of client contracts, reputational harm or legal liability, which, in turn, could have a material adverse effect on its results of operations, financial condition or prospects. The Group may be required to spend additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and it may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that it maintains. The Group is committed to continued participation in industry-wide activity relating to cyber risk. This includes working with relevant regulatory and government departments to evaluate the approach the Group is taking to mitigate this risk and sharing relevant information across the financial services sector.
4.The Group is subject to the emerging risks associated with climate change
The risks associated with climate change are coming under an increasing focus, both in the UK and internationally, from governments, regulators and large sections of society. These risks include: physical risks, arising from climate and weather-related events of increasing severity and/or frequency; transition risks resulting from the process of adjustment towards a lower carbon economy (including stranded, redundant or prohibited assets); and liability risks arising from the Group or clients experiencing litigation or reputational damage as a result of sustainability issues.
Physical risks from climate change arise from a number of factors and relate to specific weather events and longer term shifts in the climate. The nature and timing of extreme weather events are uncertain but they are increasing in frequency and their impact on the economy is predicted to be more acute in the future. The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment and significant changes in asset prices and profitability of industries. Such risks could lead to deteriorating claims experience for the Group’s general insurance business, out of line with the original assessment of risk that was used to set price and capital adequacy. This could pose a threat to both profitability and the strength of the solvency position of the general insurance business. Climate change related increases in risk could also necessitate the withdrawal of cover from areas that become uninsurable due to extreme inundation risk, opening the Group up to reputational damage in its withdrawal of such support. The physical risks could also lead to the disruption of business activity at clients' locations. In addition, the Group’s premises and resilience may also suffer physical damage due to weather events leading to increased costs for the Group.
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
In 2020, the Group announced an ambitious goal to work with customers, government and the market to help reduce the emissions the Group finances by more than 50 percent by 2030 on the path to net zero greenhouse gas emissions by 2050 or sooner, supporting both the UK Government's ambition and the 2015 Paris Agreement. Achieving this goal will require, among other things: customers to change their behaviours; governments to introduce new policies, incentives and to invest in infrastructure; new market developments; and technological advancements. If these changes, most of which are out of the Group’s control, do not occur, the Group may have difficulty achieving its targets. Furthermore, in order to reach its targets, the Group will need to further develop sustainable finance products and may be required to alter its business model.
If the Group does not adequately embed the risks associated with climate change identified above into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or fails to adapt its strategy and

RISK FACTORS
business model to the changing regulatory requirements and market expectations on a timely basis, this could have an adverse impact on the Group’s results of operations, financial condition and prospects. Furthermore, inadequate climate risk disclosure could result in the loss of the Group's investor base as it will not be perceived to be a green investment. Implications of inadequately managing or disclosing climate-related risk or evidencing progress in line with expectations, could also result in potential reputational damage, customer attrition or loss of investor confidence.
5.The Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures and scrutiny
The markets for UK financial services, and the other markets within which the Group operates, are competitive, and management expects such competition to continue or intensify. This expectation is due to competitor behaviour, new entrants to the market (including a number of new retail banks as well as non-traditional financial services providers), consumer demand, technological changes such as the growth of digital banking, and the impact of regulatory actions and other factors. The Group’s financial performance and its ability to maintain existing or capture additional market share depends significantly upon the competitive environment and management’s response thereto.
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
The Competition and Markets Authority (the “CMA”) launched a full market investigation into competition in the SME banking and personal current account (“PCA”) markets in November 2014 and published its final report on 9 August 2016, followed by the Retail Banking Market Investigation Order 2017 on 2 February 2017. The key final remedies include: the introduction of “Open Banking”, the publication of service quality information and customer information prompts. Recommendations were also made regarding improvements to current account switching, monthly maximum charges for PCA overdraft users, overdraft notifications and additional measures to assist small business in comparing the different products available. The FCA has also undertaken market reviews in each of the major retail product markets and introduced remedies to help customers compare products and switch between products and product providers.
Additionally, the internet and mobile technologies are changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking over the last several years. The Group faces competition from established providers of financial services as well as from banking business developed by non-financial companies, including technology companies with strong brand recognition.
As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of the Group’s existing competitors in that market. Any of these factors or a combination thereof could result in a significant reduction in the profit of the Group.
6.The Group could fail to attract or retain senior management or other key employees
The Group’s success depends on its ability to attract, retain and develop high calibre talent. If the Group was to unexpectedly lose a member of its key management or fail to maintain one of the strategic relationships of its key management team, its business and results of operations could be materially adversely affected.
In addition, the Group also relies upon the services of other third-party providers for certain services and it may exercise limited control over the activities and business practices of these providers and any inability on the Group’s part to maintain satisfactory commercial relationships with them or their failure to provide quality services could adversely affect the Group’s business.
Attracting additional and retaining existing skilled personnel is fundamental to the continued growth of the Group’s business. Personnel costs, including salaries, are increasing as the general level of prices and the standard of living increases in the countries in which the Group does business and as industry-wide demand for suitably qualified personnel increases. No assurance can be given that the Group will successfully attract new personnel or retain existing personnel required to continue to expand its business and to successfully execute and implement its business strategy. In addition, the uncertainty resulting from the UK’s exit from the EU on foreign nationals’ long-term residency permissions in the UK may make it challenging for the Group to retain and recruit colleagues with relevant skills and experience.
7.The Group may fail to execute its ongoing strategic change initiatives, and the expected benefits of such initiatives may not be achieved on time or as planned
In order to maintain and enhance the Group’s strategic position, it continues to invest in new initiatives and programmes. The Group acknowledges the challenges faced with delivering these initiatives and programmes alongside the extensive agenda of regulatory and legal changes whilst safely operating existing systems and controls.
The successful completion of these programmes and the Group’s other strategic initiatives requires ongoing subjective and complex judgements, including forecasts of economic conditions in various parts of the world, and can be subject to significant risks. For example, the Group’s ability to execute its strategic initiatives successfully may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in its management or operational capacity and capability or significant and unexpected regulatory change in countries in which it operates.
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
8.The Group may be unable to fully capture the expected value from acquisitions, which could materially and adversely affect its results of operations, financial condition or prospects
The Group may from time to time undertake acquisitions as part of its growth strategy, which could subject it to a number of risks, such as: (i) the rationale and assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) the Group may fail to successfully integrate any acquired business, including its technologies, products and personnel; (iii) the Group may fail to retain key employees, customers and suppliers of any acquired business; (iv) the Group may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavourable terms and conditions; (v) the Group may fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; and (vi) it may be necessary to obtain regulatory and other approvals in connection with certain acquisitions and there can be no assurance that such approvals will be obtained and even if granted, that there will be no

RISK FACTORS
burdensome conditions attached to such approvals, all of which could materially and adversely affect the Group’s results of operations, financial conditions or prospects.
9.The Group could be exposed to industrial action and increased labour costs resulting from a lack of agreement with trade unions
Within the Group, there are currently two recognised unions for the purposes of collective bargaining. Combined, these collective bargaining arrangements apply to around 95 per cent of the Group’s total workforce.
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
10.The Group’s financial statements are based, in part, on assumptions and estimates
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.
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
11.The Company is dependent on the receipt of dividends from its subsidiaries to meet its obligations, including its payment obligations with respect to its debt securities
The Company is a non-operating holding company. The principal sources of the Company’s income are, and are expected to continue to be, distributions from operating subsidiaries which also hold the principal assets of the Group. Moreover, the Company generates income from its internal issuance of securities to its operating subsidiaries. As a separate legal entity, the Company relies on such distributions in order to be able to meet its obligations (including its payment obligations with respect to its debt securities), and to create distributable reserves for payment of dividends to ordinary shareholders.
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
12.The Company may not pay a dividend on its ordinary shares in any given financial/calendar year
The determination of the Board of Directors of the Company (the “Board”) in any given year of whether the Company can or should pay a dividend on its ordinary shares, or the amount of such dividend, is subject to a number of factors.
In addition, specific measures, have been, and may continue to be taken by regulators to restrict distributions to address potential capital and liquidity stress.
The Board must determine the optimum level of investment to foster growth responsibly and to fund investment initiatives in the business, including organic growth or growth through acquisitions as part of its growth strategy, as well as the appropriate level of capital for the Group to retain to meet current and evolving regulatory requirements and to cover uncertainties.
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
13.Volatility in the price of the Company’s ordinary shares may affect the value of any investment in the Company
The market price of the Company’s ordinary shares could be volatile and subject to significant fluctuations due to various factors, some of which may be unrelated to the Group’s operating performance or prospects. These include economic or political disruption in the main jurisdictions in which the Group operates, any regulatory changes affecting the Group’s operations, developments in the industry or its competitors, the operating and share price performance of other companies in the industries and markets in which the Group operates, the potential placing of large volumes of the Company’s ordinary shares in the market, or speculation about the Group’s business in the press, media or investment communities. Furthermore, the Group’s results of operations and prospects from time to time may vary from the expectations of rating agencies, market analysts or investors. Any of these events could result in volatility in the market prices of the Company’s ordinary shares. In general, prospective investors should be aware that the value of an investment in the Company’s ordinary shares may go down as well as up.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements.
Words such as ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.
Examples of such forward looking statements include, but are not limited to, statements or guidance relating to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.
By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.
Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; the Group’s ESG targets and/or commitments; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality impacting the recoverability and value of balance sheet assets; concentration of financial exposure; management and monitoring of conduct risk; exposure to counterparty risk (including but not limited to third parties conducting illegal activities without the Group’s knowledge); instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU), the EU-UK Trade and Cooperation Agreement, and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the COVID-19 pandemic) and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, or other such events; geopolitical unpredictability; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the UK's exit from the EU; changes to regulatory capital or liquidity requirements (including regulatory measures to restrict distributions to address potential capital and liquidity stress) and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key laws, legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission for a discussion of certain factors and risks.
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
Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

LLOYDS BANKING GROUP STRUCTURE
The following subsidiaries are disclosed as principal subsidiaries in note 54 to the consolidated financial statements; the list below includes all significant subsidiaries, and certain other subsidiaries as noted below, of the Company at 31 December 2020.

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
Lloyds Bank plc	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
Scottish Widows Limited	England	100%*	Life assurance	25 Gresham Street London EC2V 7HN
HBOS plc	Scotland	100%*	Holding company	The Mound Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound Edinburgh EH1 1YZ
Lloyds Bank Corporate Markets plc[1]	England	100%	Banking and financial services	25 Gresham Street London EC2V 7HN
*Indirect interest
1Subsidiary that does not meet quantitative threshold for significance. Included for consistency with the consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the board of directors and shareholders of Lloyds Banking Group plc
OPINIONS ON THE FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
We have audited the accompanying consolidated balance sheets of Lloyds Banking Group plc and its subsidiaries (the “Company”) as of 31 December 2020 and 31 December 2019, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2020 and 31 December 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2020 as prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
CHANGES IN ACCOUNTING POLICIES
As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases, income taxes and hedge accounting in 2019.
BASIS FOR OPINIONS
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on page 160 of the 2020 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
ALLOWANCE FOR EXPECTED CREDIT LOSSES
As described in Notes 2, 3 and 18 to the consolidated financial statements, the allowance for expected credit losses (ECL) was £6,247 million as of 31 December 2020. The calculation of the allowance for ECL required management to make a number of judgments, assumptions and estimates. The most significant included probability of default, significant increase in credit risk, certain post-model adjustments, the accuracy of borrower credit risk ratings and forward-looking information. The allowance for ECL for individual exposures takes into account the value of any collateral held, repayments, or other mitigants of loss.
The principal considerations for our determination that performing procedures relating to the allowance for ECL is a critical audit matter are (i) there was significant judgment by management in determining the allowance, which in turn led to a high degree of auditor subjectivity in performing procedures related to the impairment models, key assumptions, such as probability of default and significant increase in credit risk, certain post-model adjustments, the expected future cash flows related to individual exposures, the accuracy of borrower credit risk ratings and the determination of the central scenario, (ii) there was significant judgment and effort in evaluating audit evidence related to these models, judgments and assumptions used to determine the allowance and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation process, which included controls over the data, models and assumptions used in determining the allowance for ECL. These procedures also included, among

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
others, the involvement of professionals with specialised skill and knowledge to assist in testing management’s process to estimate the allowance for ECL including evaluating the appropriateness of methodology and models, evaluating the reasonableness of significant assumptions used in the impairment models, such as probability of default and significant increase in credit risk, and testing certain post-model adjustments. It also included evaluating the reasonableness of key assumptions in the central scenario. Evaluating the central scenario assumptions involved assessing their reasonableness against external data and economic events that have occurred. We also assessed the reasonableness of the accuracy of borrower credit risk ratings and expected future cash flows related to individually assessed exposures.
INSURANCE ACTUARIAL ASSUMPTIONS
As described in Notes 2, 3,10, 23, 30 and 31 to the consolidated financial statements, the value of in-force business asset was £5,396 million and the liabilities arising from insurance contracts and participating investment contracts were £116,060 million as of 31 December 2020. The value of in-force business asset represents the present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. The valuation of this asset and the liabilities arising from insurance contracts and participating investment contracts required management to make assumptions about future economic and operating conditions which are inherently uncertain. Some of the highly judgmental assumptions made included persistency (the retention of policies over time), longevity (the expectation of how long an annuity policyholder will live and how that might change over time), maintenance expenses (future expenses incurred to maintain insurance contracts to maturity), credit default and illiquidity premium (which are adjustments made to the discount rate used in the valuation of the insurance contract liabilities and value of in-force asset).
The principal considerations for our determination that performing procedures relating to insurance actuarial assumptions is a critical audit matter are (i) there was significant judgment by management to determine the actuarial assumptions, such as the retention of policies over time, the expectation of how long an annuity policyholder will live and how that might change over time, future expenses incurred to maintain insurance contracts to maturity and the adjustments made to the discount rate used in the valuation of the insurance contract liabilities and value of in-force asset. (ii) there was significant judgment and audit effort to evaluate the evidence obtained related to these assumptions and (iii) the audit effort involved the use of professionals with specialised skill or knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the governance and processes for setting actuarial assumptions, such as the future investment returns, future mortality rates, future expenses and future policyholder behaviour. These procedures also included, among others, the involvement of professionals with specialised skill and knowledge to assist in assessing the reasonableness of the actuarial assumptions, and where appropriate, comparing them to peers in the insurance market or benchmarking data.
DEFINED BENEFIT OBLIGATION
As described in Notes 2, 3 and 34 to the consolidated financial statements, the carrying value of the defined benefit obligation was £49,549 million as of 31 December 2020. The valuation of the defined benefit obligation required management to make a number of assumptions. The key assumptions are the discount rate applied to future cash flows, the rate of inflation and the expected lifetime of the schemes’ members. The discount rate is set by management with reference to market yields at the end of the reporting period on high quality corporate bonds in the currency and with a term consistent with the defined benefit pension schemes’ obligations. The rate of inflation is set by management with reference to market indices. The expected lifetime of the schemes’ members is set by management by considering latest market practice and actual experience in determining both current mortality expectations and the rate of future mortality improvement.
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
VALUATION OF CERTAIN LEVEL 3 FINANCIAL INSTRUMENT ASSETS
As described in Notes 2, 3, 16, 48 and 51 to the consolidated financial statements, the carrying value of the level 3 financial instrument assets held at fair value was £15,392 million as of 31 December 2020. Within this balance, the loans and advances to customers includes certain loan portfolios which are each concentrations of similar, non-traded assets. They are classified as level 3 financial instruments as their valuation is subjective and determined using bespoke models which rely on a range of unobservable inputs. The key assumptions within these models include the credit ratings of the instruments and illiquidity premiums.
The principal considerations for our determination that performing procedures relating to the valuation of certain level 3 financial instrument assets is a critical audit matter are (i) there was judgment by management to determine the fair value of the level 3 financial instrument assets using valuation models which relied upon unobservable inputs, (ii) there was judgment required to evaluate the audit evidence obtained related to the valuation models, key assumptions, such as the credit ratings and illiquidity premiums, and (iii) the audit effort involved the use of professionals with specialised skill or knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the financial instrument assets, including controls over the methodology, key assumptions, such as the credit ratings and illiquidity premiums, and pricing information. These procedures also included, among others, the involvement of professionals with specialised skill and knowledge to assist in reviewing the methodology, and assessing the reasonableness of key assumptions, such as the credit ratings and illiquidity premiums.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
26 February 2021

We have served as the Company’s auditor since 1995.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December

		2020	2019	2018
	Note	£ million	£ million	£ million
Interest income		14,306	16,861	16,349
Interest expense		(3,557)	(6,681)	(2,953)
Net interest income	5	10,749	10,180	13,396
Fee and commission income		2,308	2,756	2,848
Fee and commission expense		(1,148)	(1,350)	(1,386)
Net fee and commission income	6	1,160	1,406	1,462
Net trading income	7	7,220	18,288	(3,876)
Insurance premium income	8	8,615	9,574	9,189
Other operating income	9	1,423	2,908	1,920
Other income		18,418	32,176	8,695
Total income		29,167	42,356	22,091
Insurance claims	10	(14,041)	(23,997)	(3,465)
Total income, net of insurance claims		15,126	18,359	18,626
Regulatory provisions	36	(464)	(2,895)	(1,350)
Other operating expenses		(9,281)	(9,775)	(10,379)
Total operating expenses	11	(9,745)	(12,670)	(11,729)
Impairment	13	(4,155)	(1,296)	(937)
Profit before tax		1,226	4,393	5,960
Tax credit (expense)	14	161	(1,387)	(1,454)
Profit for the year		1,387	3,006	4,506

Profit attributable to ordinary shareholders		865	2,459	3,975
Profit attributable to other equity holders		453	466	433
Profit attributable to equity holders		1,318	2,925	4,408
Profit attributable to non-controlling interests		69	81	98
Profit for the year		1,387	3,006	4,506

Basic earnings per share	15	1.2	p	3.5	p	5.5	p
Diluted earnings per share	15	1.2	p	3.4	p	5.5	p
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December

	2020	2019	2018
	£ million	£ million	£ million
Profit for the year	1,387	3,006	4,506
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	138	(1,433)	167
Tax	(25)	316	(47)
	113	(1,117)	120
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	(50)	—	(97)
Tax	(16)	12	22
	(66)	12	(75)
Gains and losses attributable to own credit risk:
(Losses) gains before tax	(75)	(419)	533
Tax	20	113	(144)
	(55)	(306)	389
Share of other comprehensive income of associates and joint ventures	—	—	8

Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	46	(30)	(37)
Income statement transfers in respect of disposals	(149)	(196)	(275)
Income statement transfers in respect of impairment	5	(1)	—
Tax	74	71	119
	(24)	(156)	(193)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	730	1,209	234
Net income statement transfers	(496)	(608)	(701)
Tax	(109)	(148)	113
	125	453	(354)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	4	(12)	(8)
Transfers to income statement (tax: £nil)	13	—	—
	17	(12)	(8)
Other comprehensive income for the year, net of tax	110	(1,126)	(113)
Total comprehensive income for the year	1,497	1,880	4,393

Total comprehensive income attributable to ordinary shareholders	975	1,333	3,862
Total comprehensive income attributable to other equity holders	453	466	433
Total comprehensive income attributable to equity holders	1,428	1,799	4,295
Total comprehensive income attributable to non-controlling interests	69	81	98
Total comprehensive income for the year	1,497	1,880	4,393
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET
at 31 December

		2020	2019
	Note	£ million	£ million
Assets
Cash and balances at central banks		73,257	55,130
Items in the course of collection from banks		299	313
Financial assets at fair value through profit or loss	16	171,626	160,189
Derivative financial instruments	17	29,613	26,369
Loans and advances to banks		10,746	9,775
Loans and advances to customers		498,843	494,988
Debt securities		5,405	5,544
Financial assets at amortised cost	18	514,994	510,307
Financial assets at fair value through other comprehensive income	20	27,603	25,092
Investments in joint ventures and associates	21	296	304
Goodwill	22	2,320	2,324
Value of in-force business	23	5,617	5,558
Other intangible assets	24	4,140	3,808
Property, plant and equipment	25	11,754	13,104
Current tax recoverable		660	7
Deferred tax assets	35	2,741	2,666
Retirement benefit assets	34	1,714	681
Assets arising from contracts held with reinsurers		20,385	23,567
Other assets	26	4,250	4,474
Total assets		871,269	833,893
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET
at 31 December

		2020	2019
Equity and liabilities	Note	£ million	£ million
Liabilities
Deposits from banks		31,465	28,179
Customer deposits		460,068	421,320
Items in course of transmission to banks		306	373
Financial liabilities at fair value through profit or loss	27	22,646	21,486
Derivative financial instruments	17	27,313	25,779
Notes in circulation		1,305	1,079
Debt securities in issue	28	87,397	97,689
Liabilities arising from insurance contracts and participating investment contracts	30	116,060	111,449
Liabilities arising from non-participating investment contracts	32	38,452	37,459
Other liabilities	33	20,347	20,333
Retirement benefit obligations	34	245	257
Current tax liabilities		31	187
Deferred tax liabilities	35	45	44
Other provisions	36	1,915	3,323
Subordinated liabilities	37	14,261	17,130
Total liabilities		821,856	786,087
Equity
Share capital	38	7,084	7,005
Share premium account	39	17,863	17,751
Other reserves	40	13,747	13,695
Retained profits	41	4,584	3,246
Shareholders’ equity		43,278	41,697
Other equity instruments	42	5,906	5,906
Total equity excluding non-controlling interests		49,184	47,603
Non-controlling interests		229	203
Total equity		49,413	47,806
Total equity and liabilities		871,269	833,893
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 January 2020	24,756	13,695	3,246	41,697	5,906	203	47,806
Comprehensive income
Profit for the year	—	—	865	865	453	69	1,387
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	113	113	—	—	113
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(24)	—	(24)	—	—	(24)
Equity shares	—	(66)	—	(66)	—	—	(66)
Gains and losses attributable to own credit risk, net of tax	—	—	(55)	(55)	—	—	(55)
Movements in cash flow hedging reserve, net of tax	—	125	—	125	—	—	125
Currency translation differences (tax: £nil)	—	17	—	17	—	—	17
Total other comprehensive income	—	52	58	110	—	—	110
Total comprehensive income[1]	—	52	923	975	453	69	1,497
Transactions with owners
Dividends (note 43)	—	—	—	—	—	(41)	(41)
Distributions on other equity instruments	—	—	—	—	(453)	—	(453)
Issue of ordinary shares	191	—	—	191	—	—	191
Movement in treasury shares	—	—	293	293	—	—	293
Value of employee services:
Share option schemes	—	—	48	48	—	—	48
Other employee award schemes	—	—	74	74	—	—	74
Changes in non-controlling interests	—	—	—	—	—	(2)	(2)
Total transactions with owners	191	—	415	606	(453)	(43)	110
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	—	—	—	—	—	—
At 31 December 2020	24,947	13,747	4,584	43,278	5,906	229	49,413
1Total comprehensive income attributable to owners of the parent was £1,428 million (2019: £1,799 million; 2018: £4,295 million).
Further details of movements in the Group’s share capital, reserves and other equity instruments are provided in notes 38, 39, 40, 41 and 42.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 January 2019	24,835	13,210	5,389	43,434	6,491	274	50,199
Comprehensive income
Profit for the year	—	—	2,459	2,459	466	81	3,006
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(1,117)	(1,117)	—	—	(1,117)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(156)	—	(156)	—	—	(156)
Equity shares	—	12	—	12	—	—	12
Gains and losses attributable to own credit risk, net of tax	—	—	(306)	(306)	—	—	(306)
Movements in cash flow hedging reserve, net of tax	—	453	—	453	—	—	453
Currency translation differences (tax: £nil)	—	(12)	—	(12)	—	—	(12)
Total other comprehensive income	—	297	(1,423)	(1,126)	—	—	(1,126)
Total comprehensive income	—	297	1,036	1,333	466	81	1,880
Transactions with owners
Dividends (note 43)	—	—	(2,312)	(2,312)	—	(138)	(2,450)
Distributions on other equity instruments	—	—	—	—	(466)	—	(466)
Issue of ordinary shares	107	—	—	107	—	—	107
Share buyback	(189)	189	(1,095)	(1,095)	—	—	(1,095)
Redemption of preference shares	3	(3)	—	—	—	—	—
Issue of other equity instruments (note 42)	—	—	(3)	(3)	896	—	893
Redemptions of other equity instruments (note 42)	—	—	—	—	(1,481)	—	(1,481)
Movement in treasury shares	—	—	(3)	(3)	—	—	(3)
Value of employee services:
Share option schemes	—	—	71	71	—	—	71
Other employee award schemes	—	—	165	165	—	—	165
Changes in non-controlling interests	—	—	—	—	—	(14)	(14)
Total transactions with owners	(79)	186	(3,177)	(3,070)	(1,051)	(152)	(4,273)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	2	(2)	—	—	—	—
At 31 December 2019	24,756	13,695	3,246	41,697	5,906	203	47,806
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 January 2018	24,831	13,553	3,976	42,360	5,355	237	47,952
Comprehensive income
Profit for the year	—	—	3,975	3,975	433	98	4,506
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	120	120	—	—	120
Share of other comprehensive income of associates and joint ventures	—	—	8	8	—	—	8
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(193)	—	(193)	—	—	(193)
Equity shares	—	(75)	—	(75)	—	—	(75)
Gains and losses attributable to own credit risk, net of tax	—	—	389	389	—	—	389
Movements in cash flow hedging reserve, net of tax	—	(354)	—	(354)	—	—	(354)
Currency translation differences (tax: £nil)	—	(8)	—	(8)	—	—	(8)
Total other comprehensive income	—	(630)	517	(113)	—	—	(113)
Total comprehensive income	—	(630)	4,492	3,862	433	98	4,393
Transactions with owners
Dividends (note 43)	—	—	(2,240)	(2,240)	—	(61)	(2,301)
Distributions on other equity instruments	—	—	—	—	(433)	—	(433)
Issue of ordinary shares	162	—	—	162	—	—	162
Share buyback	(158)	158	(1,005)	(1,005)	—	—	(1,005)
Issue of other equity instruments	—	—	(5)	(5)	1,136	—	1,131
Movement in treasury shares	—	—	40	40	—	—	40
Value of employee services:
Share option schemes	—	—	53	53	—	—	53
Other employee award schemes	—	—	207	207	—	—	207
Total transactions with owners	4	158	(2,950)	(2,788)	703	(61)	(2,146)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	129	(129)	—	—	—	—
At 31 December 2018	24,835	13,210	5,389	43,434	6,491	274	50,199
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December

		2020	2019	2018
	Note	£ million	£ million	£ million
Profit before tax		1,226	4,393	5,960
Adjustments for:
Change in operating assets	52(A)	(18,650)	(11,049)	(4,472)
Change in operating liabilities	52(B)	35,737	3,642	(8,673)
Non-cash and other items	52(C)	9,594	15,573	(2,892)
Tax paid		(736)	(1,278)	(1,030)
Net cash provided by (used in) operating activities		27,171	11,281	(11,107)
Cash flows from investing activities
Purchase of financial assets		(8,589)	(9,730)	(12,657)
Proceeds from sale and maturity of financial assets		6,347	9,631	26,806
Purchase of fixed assets		(2,901)	(3,442)	(3,514)
Proceeds from sale of fixed assets		1,146	1,432	1,334
Acquisition of businesses, net of cash acquired	52(E)	(3)	(21)	(49)
Disposal of businesses, net of cash disposed		—	—	1
Net cash (used in) provided by investing activities		(4,000)	(2,130)	11,921
Cash flows from financing activities
Dividends paid to ordinary shareholders		—	(2,312)	(2,240)
Distributions on other equity instruments		(453)	(466)	(433)
Dividends paid to non-controlling interests		(41)	(138)	(61)
Interest paid on subordinated liabilities		(1,095)	(1,178)	(1,268)
Proceeds from issue of subordinated liabilities		—	—	1,729
Proceeds from issue of other equity instruments		—	893	1,131
Proceeds from issue of ordinary shares		144	36	102
Share buyback		—	(1,095)	(1,005)
Repayment of subordinated liabilities		(3,874)	(818)	(2,256)
Redemption of other equity instruments		—	(1,481)	—
Net cash used in financing activities		(5,319)	(6,559)	(4,301)
Effects of exchange rate changes on cash and cash equivalents		(196)	(5)	3
Change in cash and cash equivalents		17,656	2,587	(3,484)
Cash and cash equivalents at beginning of year		57,811	55,224	58,708
Cash and cash equivalents at end of year	52(D)	75,467	57,811	55,224
The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December

NOTE 1: BASIS OF PREPARATION
The consolidated financial statements of Lloyds Banking Group plc and its subsidiary undertakings (the Group) have been prepared in accordance with International Financial Reporting Standards (IFRS). IFRS comprises accounting standards prefixed IFRS issued by the International Accounting Standards Board (IASB) and those prefixed IAS issued by the IASB’s predecessor body as well as interpretations issued by the IFRS Interpretations Committee and its predecessor body. On adoption of IFRS 9 in 2018, the Group elected to continue applying hedge accounting under IAS 39.
The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, financial assets measured at fair value through other comprehensive income, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the directors have considered the implications of the COVID-19 pandemic upon the Group's performance and projected funding and capital position and have also taken into account the impact of further stress scenarios. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.
Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2020 and which have not been applied in preparing these financial statements are given in note 53.
In 2019 the Group adopted IFRS 16 and amendments to IAS 12 and early-adopted the hedge accounting amendments Interest Rate Benchmark Reform issued by the IASB.
NOTE 2: ACCOUNTING POLICIES
The Group’s accounting policies are set out below. These accounting policies have been applied consistently.
(A)Consolidation
The assets, liabilities and results of Group undertakings (including structured entities) are included in the financial statements on the basis of accounts made up to the reporting date. Group undertakings include subsidiaries, associates and joint ventures.
(1)Subsidiaries
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
The acquisition method of accounting is used to account for business combinations by the Group. The consideration for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition related costs are expensed as incurred except those relating to the issuance of debt instruments (see (E)(4) below) or share capital (see (P) below). Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.
(2)Joint ventures and associates
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
(B)Goodwill
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
(C)Other intangible assets
Intangible assets which have been determined to have a finite useful life are amortised on a straight line basis over their estimated useful life as follows: up to 7 years for capitalised software; 10 to 15 years for brands and other intangible assets.
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
(D)Revenue recognition
(1)Net interest income
Interest income and expense are recognised in the income statement using the effective interest method for all interest-bearing financial instruments, except for those classified at fair value through profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortised cost of the financial liability, including early redemption fees, and related penalties, and premiums and discounts that are an integral part of the overall return. In the case of financial assets that are purchased or originated credit-impaired, the effective interest rate is the rate that discounts the estimated future cash flows to the amortised cost of the instrument. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account. Interest income from non-credit impaired financial assets is recognised by applying the effective interest rate to the gross carrying amount of the asset; for credit impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. Impairment policies are set out in (H) below.
(2)Fee and commission income and expense
Fees and commissions receivable which are not an integral part of the effective interest rate are recognised as income as the Group fulfils its performance obligations. The Group’s principal performance obligations arising from contracts with customers are in respect of value added current accounts, credit cards and debit cards. These fees are received, and the Group’s provides the service, monthly; the fees are recognised in income on this basis. The Group also receives certain fees in respect of its asset finance business where the performance obligations are typically fulfilled towards the end of the customer contract; these fees are recognised in income on this basis. Where it is unlikely that the loan commitments will be drawn, loan commitment fees are recognised in fee and commission income over the life of the facility, rather than as an adjustment to the effective interest rate for loans expected to be drawn. Incremental costs incurred to generate fee and commission income are charged to fees and commissions expense as they are incurred.
(3)Other
Dividend income is recognised when the right to receive payment is established.
Revenue recognition policies specific to trading income are set out in (E)(3) below, life insurance and general insurance business are detailed below (see (M) below); those relating to leases are set out in (J)(1) below.
(E)Financial assets and liabilities
On initial recognition, financial assets are classified as measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Group’s business model for managing the financial assets and whether the cash flows represent solely payments of principal and interest. The Group assesses its business models at a portfolio level based on its objectives for the relevant portfolio, how the performance of the portfolio is managed and reported, and the frequency of asset sales. Financial assets with embedded derivatives are considered in their entirety when considering their cash flow characteristics. The Group reclassifies financial assets when and only when its business model for managing those assets changes. A reclassification will only take place when the change is significant to the Group’s operations and will occur at a portfolio level and not for individual instruments; reclassifications are expected to be rare. Equity investments are measured at fair value through profit or loss unless the Group elects at initial recognition to account for the instruments at fair value through other comprehensive income. For these instruments, principally strategic investments, dividends are recognised in profit or loss but fair value gains and losses are not subsequently reclassified to profit or loss following derecognition of the investment.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
(1)Financial instruments measured at amortised cost
Financial assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A basic lending arrangement results in contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. Where the contractual cash flows introduce exposure to risks or volatility unrelated to a basic lending arrangement such as changes in equity prices or commodity prices, the payments do not comprise solely principal and interest. Financial assets measured at amortised cost are predominantly loans and advances to customers and banks together with certain debt securities used by the Group to manage its liquidity. Loans and advances are initially recognised when cash is advanced to the borrower at fair value inclusive of transaction costs. Interest income is accounted for using the effective interest method (see (D) above).
Financial liabilities are measured at amortised cost, except for trading liabilities and other financial liabilities designated at fair value through profit or loss on initial recognition which are held at fair value.
(2)Financial assets measured at fair value through other comprehensive income
Financial assets that are held to collect contractual cash flows and for subsequent sale, where the assets’ cash flows represent solely payments of principal and interest, are recognised in the balance sheet at their fair value, inclusive of transaction costs. Interest calculated using the effective interest method and foreign exchange gains and losses on assets denominated in foreign currencies are recognised in the income statement. All other gains and losses arising from changes in fair value are recognised directly in other comprehensive income, until the financial asset is either sold or matures, at which time the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement other than in respect of equity shares, for which the cumulative revaluation amount is transferred directly to retained profits. The Group recognises a charge for expected credit losses in the income statement (see (H) below). As the asset is measured at fair value, the charge does not adjust the carrying value of the asset, it is reflected in other comprehensive income.
(3)Financial instruments measured at fair value through profit or loss
Financial assets are classified at fair value through profit or loss where they do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income or where they are designated at fair value through profit or loss to reduce an accounting mismatch. All derivatives are carried at fair value through profit or loss.
The assets backing the insurance and investment contracts issued by the Group do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income as they are managed on a fair value basis and accordingly are measured at fair value through profit or loss. Similarly, trading securities, which are debt securities and equity shares acquired principally for the purpose of selling in the short-term or which are part of a portfolio which is managed for short-term gains, do not meet these criteria and are also measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses together with interest coupons and dividend income are recognised in the income statement within net trading income.
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
(4)Borrowings
Borrowings (which include deposits from banks, customer deposits, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds net of transaction costs incurred. These instruments are subsequently stated at amortised cost using the effective interest method.
Preference shares and other instruments which carry a mandatory coupon or are redeemable on a specific date are classified as financial liabilities. The coupon on these instruments is recognised in the income statement as interest expense. Securities which carry a discretionary coupon and have no fixed maturity or redemption date are classified as other equity instruments. Interest payments on these securities are recognised, as distributions from equity in the period in which they are paid. An exchange of financial liabilities on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the new financial liability is recognised in profit or loss together with any related costs or fees incurred.
When a financial liability is exchanged for an equity instrument, the new equity instrument is recognised at fair value and any difference between the carrying value of the liability and the fair value of the new equity is recognised in profit or loss.
(5)Sale and repurchase agreements (including securities lending and borrowing)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
(F)Derivative financial instruments and hedge accounting
As permitted by IFRS 9, the Group continues to apply the requirements of IAS 39 to its hedging relationships. All derivatives are recognised at their fair value. Derivatives are carried on the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 48(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.
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
Where there is uncertainty arising from interest rate benchmark reform, the Group assumes that the interest rate benchmark on which the hedged cash flows and/or the hedged risk are based, or the interest rate benchmark on which the cash flows of the hedging instrument are based, are not altered as a result of interest rate benchmark reform. The Group does not discontinue a hedging relationship during the period of uncertainty arising from the interest rate benchmark reform solely because the actual results of the hedge are not highly effective.
(1)Fair value hedges
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
(2)Cash flow hedges
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
(3)Net investment hedges
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
(G)Offset
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of offset and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. Cash collateral on exchange traded derivative transactions is presented gross unless the collateral cash flows are always settled net with the derivative cash flows. In certain situations, even though master netting agreements exist, the lack of management intention to settle on a net basis results in the financial assets and liabilities being reported gross on the balance sheet.
(H)Impairment of financial assets
The impairment charge in the income statement includes the change in expected credit losses and including those arising from fraud. Expected credit losses are recognised for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income, and certain loan commitments and financial guarantee contracts. Expected credit losses are calculated as an unbiased and probability-weighted estimate using an appropriate probability of default, adjusted to take into account a range of possible future economic scenarios, and applying this to the estimated exposure of the Group at the point of default after taking into account the value of any collateral held, repayments, or other mitigants of loss and including the impact of discounting using the effective interest rate.
At initial recognition, allowance (or provision in the case of some loan commitments and financial guarantees) is made for expected credit losses resulting from default events that are possible within the next 12 months (12-month expected credit losses). In the event of a significant increase in credit risk since origination, allowance (or provision) is made for expected credit losses resulting from all possible default events over the expected life of the financial instrument (lifetime expected credit losses). Financial assets where 12-month expected credit losses are recognised are considered to be Stage 1; financial assets which are considered to have experienced a significant increase in credit risk since initial

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
recognition are in Stage 2; and financial assets which have defaulted or are otherwise considered to be credit impaired are allocated to Stage 3. Some Stage 3 assets, mainly in Commercial Banking, are subject to individual rather than collective assessment. Such cases are subject to a risk-based impairment sanctioning process, and these are reviewed and updated at least quarterly, or more frequently if there is a significant change in the credit profile. The collective assessment of impairment aggregates financial instruments with similar risk characteristics such as whether the facility is revolving in nature or secured and the type of security against financial assets.
An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument. In determining whether there has been a significant increase in credit risk, the Group uses quantitative tests based on relative and absolute probability of default (PD) movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historical delinquency, credit weakness or financial difficulty. The use of internal credit ratings and qualitative indicators ensure alignment between the assessment of staging and the Group’s management of credit risk which utilises these internal metrics within distinct retail and commercial portfolio risk management practices. However, unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due. The use of a payment holiday in itself has not been judged to indicate a significant increase in credit risk, with the underlying long-term credit risk deemed to be driven by economic conditions and captured through the use of forward-looking models. These portfolio level models are capturing the anticipated volume of increased defaults and therefore an appropriate assessment of staging and expected credit loss. Where the credit risk subsequently improves such that it no longer represents a significant increase in credit risk since initial recognition, the asset is transferred back to Stage 1.
Assets are transferred to Stage 3 when they have defaulted or are otherwise considered to be credit impaired. Default is considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to affect significantly the ability to repay the amount due. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due. The Group uses this 90 day backstop for all its products except for UK mortgages. For UK mortgages, the Group uses a backstop of 180 days past due as mortgage exposures more than 90 days past due, but less than 180 days, typically show high cure rates and this aligns with the Group’s risk management practices. Key differences between Stage 3 balances and non-performing loans relate to the use of 180 days past due for Stage 3 mortgages and to the cure periods applied to forbearance exposures. The use of payment holidays is not considered to be an automatic trigger of regulatory default and therefore does not automatically trigger Stage 3. Days past due will also not accumulate on any accounts that have taken a payment holiday including those already past due.
In certain circumstances, the Group will renegotiate the original terms of a customer’s loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower. In the latter circumstances, the loan will remain classified as either Stage 2 or Stage 3 until the credit risk has improved such that it no longer represents a significant increase since origination (for a return to Stage 1), or the loan is no longer credit impaired (for a return to Stage 2). On renegotiation the gross carrying amount of the loan is recalculated as the present value of the renegotiated or modified contractual cash flows, which are discounted at the original effective interest rate. Renegotiation may also lead to the loan and associated allowance being derecognised and a new loan being recognised initially at fair value.
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
(I)Property, plant and equipment
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
(J)Leases
Under IFRS 16, a lessor is required to determine whether a lease is a finance or operating lease. A lessee is not required to make this determination.
(1)As lessor
Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all the risks and rewards of ownership to the lessee but not necessarily legal title. All other leases are classified as operating leases. When assets are subject to finance leases, the present value of the lease payments, together with any unguaranteed residual value, is recognised as a receivable, net of allowances for expected credit

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
losses and residual value impairment, within loans and advances to banks and customers. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance lease income. Finance lease income is recognised in interest income over the term of the lease using the net investment method (before tax) so as to give a constant rate of return on the net investment in the leases. Unguaranteed residual values are reviewed regularly to identify any impairment.
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
(2)As lessee
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
Lease payments are allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.
Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of twelve months or less. Low-value assets comprise IT equipment and small items of office furniture.
(K)Employee benefits
Short-term employee benefits, such as salaries, paid absences, performance-based cash awards and social security costs are recognised over the period in which the employees provide the related services.
(1)Pension schemes
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
The Group’s balance sheet includes the net surplus or deficit, being the difference between the fair value of scheme assets and the discounted value of scheme liabilities at the balance sheet date. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes. In assessing whether a surplus is recoverable, the Group considers (i) its current right to obtain a refund or a reduction in future contributions and (ii) the rights of other parties existing at the balance sheet date. In determining the rights of third parties existing at the balance sheet date, the Group does not anticipate any future acts by other parties.
The costs of the Group’s defined contribution plans are charged to the income statement in the period in which they fall due.
(2)Share-based compensation
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
(L)Taxation
Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside the income statement (either in other comprehensive income, directly in equity, or through a business combination), in which case the tax appears in the same statement as the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
transaction that gave rise to it. The tax consequences of the Group's dividend payments (including distributions on other equity instruments), if any, are charged or credited to the statement in which the profit distributed originally arose.
Current tax is the amount of corporate income taxes expected to be payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date.
Current tax includes amounts provided in respect of uncertain tax positions when management expects that, upon examination of the uncertainty by Her Majesty’s Revenue and Customs (HMRC) or other relevant tax authority, it is more likely than not that an economic outflow will occur. Provisions reflect management’s best estimate of the ultimate liability based on their interpretation of tax law, precedent and guidance, informed by external tax advice as necessary. Changes in facts and circumstances underlying these provisions are reassessed at each balance sheet date, and the provisions are remeasured as required to reflect current information.
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
(M)Insurance
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
Products sold by the life insurance business are classified into three categories:
–Insurance contracts – these contracts transfer significant insurance risk and may also transfer financial risk. The Group defines significant insurance risk as the possibility of having to pay benefits on the occurrence of an insured event which are significantly more than the benefits payable if the insured event were not to occur. These contracts may or may not include discretionary participation features.
–Investment contracts containing a discretionary participation feature (participating investment contracts) – these contracts do not transfer significant insurance risk, but contain a contractual right which gives the holder the right to receive, in addition to the guaranteed benefits, further additional discretionary benefits or bonuses that are likely to be a significant proportion of the total contractual benefits and the amount and timing of which is at the discretion of the Group, within the constraints of the terms and conditions of the instrument and based upon the performance of specified assets.
–Non-participating investment contracts – these contracts do not transfer significant insurance risk or contain a discretionary participation feature.
The general insurance business issues only insurance contracts.
(1)Life insurance business
(i)Accounting for insurance and participating investment contracts
Premiums and claims
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
–Insurance and participating investment contracts in the Group’s with-profit funds
Liabilities of the Group’s with-profit funds, including guarantees and options embedded within products written by these funds, are stated at their realistic values in accordance with the Prudential Regulation Authority’s realistic capital regime, except that projected transfers out of the funds into other Group funds are recorded in the unallocated surplus (see below). Further details on valuation under the realistic capital regime are included in note 30 Liabilities arising from insurance contracts and participating investment contracts.
–Insurance contracts which are not unit-linked or in the Group’s with-profit funds
A liability for contractual benefits that are expected to be incurred in the future is recorded when the premiums are recognised. The liability is calculated by estimating the future cash flows over the duration of in-force policies and discounting them back to the valuation date allowing for probabilities of occurrence. The liability will vary with movements in interest rates and with the cost of life insurance and annuity benefits where future mortality is uncertain.
Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
Further details on valuation are included in note 30 Liabilities arising from insurance contracts and participating investment contracts.
–Insurance and participating investment contracts which are unit-linked
Liabilities for unit-linked insurance contracts and participating investment contracts are stated at the bid value of units plus an additional allowance where appropriate (such as for any excess of future expenses over charges). The liability is increased or reduced by the change in the unit prices and is reduced by policy administration fees, mortality and surrender charges and any withdrawals. Benefit claims in excess of the account balances incurred in the period are also charged through insurance claims. Revenue consists of fees deducted for mortality, policy administration and surrender charges.
Unallocated surplus
Any amounts in the with-profit funds not yet determined as being due to policyholders or shareholders are recognised as an unallocated surplus which is shown separately from liabilities arising from insurance contracts and participating investment contracts.
(ii)Accounting for non-participating investment contracts
The Group’s non-participating investment contracts are primarily unit-linked. These contracts are accounted for as financial liabilities whose value is contractually linked to the fair values of financial assets within the Group’s unitised investment funds. The value of the unit-linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable. Investment returns (including movements in fair value and investment income) allocated to those contracts are recognised in the income statement through insurance claims.
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
(iii)Value of in-force business
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
(2)General insurance business
The Group both underwrites and acts as intermediary in the sale of general insurance products. Underwriting premiums are included in insurance premium income, net of refunds, in the period in which insurance cover is provided to the customer; premiums received relating to future periods are deferred in the balance sheet within liabilities arising from insurance contracts and participating investment contracts on a basis that reflects the length of time for which contracts have been in-force and the projected incidence of risk over the term of the contract and only credited to the income statement when earned. Broking commission is recognised when the underwriter accepts the risk of providing insurance cover to the customer. Where appropriate, provision is made for the effect of future policy terminations based upon past experience.
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
(3)Liability adequacy test
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
(4)Reinsurance
Contracts entered into by the Group with reinsurers under which the Group is compensated for benefits payable on one or more contracts issued by the Group are recognised as assets arising from contracts held with reinsurers. Where the contract transfers significant insurance risk,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
the contract issued by the Group is classified as an insurance contract; where the contract transfers financial risk, the contract issued by the Group is recognised at fair value through profit or loss.
Assets arising from contract held with reinsurers – Insurance risk transferred
Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured contracts and in accordance with the terms of each reinsurance contract and are regularly reviewed for impairment. Premiums payable for reinsurance contracts are recognised as an expense when due within insurance premium income. Changes in the reinsurance recoverable assets are recognised in the income statement through insurance claims.
Assets arising from contract held with reinsurers – Financial risk transferred
These contracts are accounted for as financial assets whose value is contractually linked to the fair values of financial assets within the reinsurers’ investment funds. Investment returns (including movements in fair value and investment income) allocated to these contracts are recognised in insurance claims. Deposits and withdrawals are not accounted for through the income statement but are accounted for directly in the balance sheet as adjustments to the assets arising from reinsurance contracts held.
(N)Foreign currency translation
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
(O)Provisions and contingent liabilities
Provisions are recognised in respect of present obligations arising from past events where it is probable that outflows of resources will be required to settle the obligations and they can be reliably estimated.
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
(P)Share capital
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
(Q)Cash and cash equivalents
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
The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty in these financial statements, which together are deemed critical to the Group’s results and financial position, are as follows:
Allowance for expected credit losses

Key judgements:	Determining an appropriate definition of default against which a probability of default, exposure at default and loss given default parameter can be evaluated
The appropriate lifetime of an exposure to credit risk for the assessment of lifetime losses, notably on revolving products
Establishing the criteria for a significant increase in credit risk
The use of management judgement alongside impairment modelling processes to adjust inputs, parameters and outputs to reflect risks not captured by models
Key estimates:
Base case and Multiple Economic Scenarios (MES) assumptions, including the rate of unemployment and the rate of change of house prices, required for creation of MES scenarios and forward looking credit parameters

These judgements and estimates are subject to significant uncertainty.
The Group recognises an allowance for expected credit losses for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 31 December 2020 the Group’s expected credit loss allowance was £6,247 million (2019: £3,455 million), of which £5,788 million (2019: £3,278 million) was in respect of drawn balances.
The calculation of the Group’s expected credit loss (ECL) allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below.
Definition of default
The probability of default (PD) of an exposure, both over a 12 month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The definition of default adopted by the Group is described in note 2(H) Impairment of financial assets. The Group has rebutted the presumption in IFRS 9 that default occurs no later than when a payment is 90 days past due for UK mortgages. As a result, at 31 December 2020, approximately £0.6 billion of UK mortgages (2019: £0.6 billion) were classified as Stage 2 rather than Stage 3; the impact on the Group’s ECL allowance was not material.
Lifetime of an exposure
A range of approaches, segmented by product type, has been adopted by the Group to estimate a product’s expected life. These include using the full contractual life and taking into account behavioural factors such as early repayments and refinancing. For non-revolving retail assets, the Group has assumed the expected life for each product to be the time taken for all significant losses to be observed. For retail revolving products, the Group has considered the losses beyond the contractual term over which the Group is exposed to credit risk. For commercial overdraft facilities, the average behavioural life has been used. Changes to the assumed expected lives of the Group’s assets could impact the ECL allowance recognised by the Group. The assessment of SICR and corresponding lifetime loss, and the PD, of a financial asset deemed to be Stage 2, or Stage 3, is dependent on its expected life.
Significant increase in credit risk
Performing assets are classified as either Stage 1 or Stage 2. An ECL allowance equivalent to 12 months expected losses is established against assets in Stage 1; assets classified as Stage 2 carry an ECL allowance equivalent to lifetime expected losses. Assets are transferred from Stage 1 to Stage 2 when there has been a significant increase in credit risk (SICR) since initial recognition. Credit impaired assets are transferred to Stage 3 with a lifetime expected losses allowance. The Group uses both quantitative and qualitative indicators to determine whether there has been a SICR for an asset. For Retail, the following tables set out the Retail Master Scale (RMS) grade triggers which result in a SICR for financial assets and the PD boundaries for each RMS grade. Credit cards SICR triggers have been refined in 2020 following a review of sensitivity to changes in economic assumptions, 2019 triggers were previously aligned to Loans and overdrafts. The impact of this has been approximately £1.4 billion of additional assets being classified as Stage 2 at 31 December 2020, with a corresponding increase in the ECL of £48 million resulting from the transfer to a lifetime expected loss.

SICR Triggers for key Retail portfolios
Origination grade	1	2	3	4	5	6	7
Mortgages SICR grade	5	5	6	7	8	9	10
Credit cards SICR grade	4	5	6	7	8	9	10
Loans and overdrafts SICR grade	5	6	7	8	9	10	11

RMS grade	1	2	3	4	5	6	7	8	9	10	11	12	13	14
PD boundary %	0.10	0.40	0.80	1.20	2.50	4.50	7.50	10.00	14.00	20.00	30.00	45.00	99.99	100.00
For Commercial a doubling of PD with a minimum increase in PD of 1 per cent and a resulting change in the underlying grade is treated as a SICR.
The Group uses the internal credit risk classification and watchlist as qualitative indicators to identify a SICR. The Group does not use the low credit risk exemption in its staging assessments. The use of a payment holiday in and of itself has not been judged to indicate a significant increase in credit risk, nor forbearance, with the underlying long-term credit risk deemed to be driven by economic conditions and captured through the use of forward-looking models. These portfolio level models are capturing the anticipated volume of increased defaults and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES continued
therefore an appropriate assessment of staging and expected credit loss. During 2020, the Group has granted payment holidays on Retail loans and advances, £6.4 billion remained in place at 31 December 2020, £4.3 billion of these balances were classified as Stage 1. If all of these assets were classified as Stage 2, the Group's ECL would have been less than £50 million higher.
All financial assets are assumed to have suffered a SICR if they are more than 30 days past due; non-mortgage Retail financial assets are also assumed to have suffered a SICR if they are in arrears on three or more separate occasions in a rolling twelve month period. Financial assets are classified as credit impaired if they are 90 days past due except for UK mortgages where a 180 days backstop is used.
A Stage 3 asset that is no longer credit-impaired is transferred back to Stage 2 as no cure period is applied to Stage 3. If an exposure that is classified as Stage 2 no longer meets the SICR criteria, which in some cases include a minimum cure period, it is moved back to Stage 1.
The setting of precise trigger points combined with risk indicators requires judgement. The use of different trigger points may have a material impact upon the size of the ECL allowance. The Group monitors the effectiveness of SICR criteria on an ongoing basis.
Generation of Multiple Economic Scenarios (MES)
The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. The Group considers the choice of approach used to generate the range of economic outcomes to be judgemental, given several methods can be adopted. In addition to a defined base case, as used for planning, the Group’s approach relies on model-generated scenarios, reducing scope for bias in the selection of scenarios and their weightings. The conditioning assumptions underpinning the base case scenario reflect the Group’s best view of future events. Where outcomes materially diverge from the conditioning assumptions adopted, the base case scenario is updated. The base case is therefore central to the range of outcomes created as no alternative conditioning assumptions are factored into the model-generated scenarios.
The Group models a full distribution of economic scenarios around this base case, ranking them using estimated relationships with industry-wide historical loss data. The full distribution is summarised by a practical number of scenarios to run through ECL models representing four sections: an upside, the base case, and a downside scenario weighted at 30 per cent each, with a severe downside scenario weighted at 10 per cent. With the base case already pre-defined, the other three scenarios are constructed as averages of constituent modelled scenarios around the 15th, 75th and 95th percentiles of the distribution. The scenario weights therefore represent the allocation to each summary segment of the distribution and not a subjective view on likelihood. The inclusion of a severe downside scenario with a smaller weighting but relatively large credit losses, ensures the non-linearity of losses in the tail of the distribution is captured when ECL based on the weighted result of the four scenarios is calculated.
A committee under the chairmanship of the Chief Economist meets at least quarterly to review and, if appropriate, recommend changes to the method by which economic scenarios are generated; for approval by the Chief Financial Officer and Chief Risk Officer. In 2020, a change was made to the way in which the distribution of scenarios is created. This change allows for a greater dispersal of economic outcomes in the early periods of the forecast, to recognise the increased near-term profile of risks present since the onset of the coronavirus pandemic. This change allows for a wider distribution of losses both on the upside and downside, although is most evident in the severe downside scenario, given it represents a more adverse segment of the distribution. The change is estimated to have driven an additional £200 million of ECL resulting from the inclusion of more adverse economic outcomes.
Base Case and MES Economic Assumptions
The Group’s base case economic scenario has continued to be revised in light of the impact of the coronavirus pandemic in the UK and globally. The scenario reflects judgements of the net effect of government-mandated restrictions on economic activity, large-scale government interventions, and behavioural changes by households and businesses that may persist beyond the rollout of coronavirus vaccination programmes.
Despite large-scale vaccination efforts commencing in the UK and globally, there remains considerable uncertainty about the pace and eventual extent of the post-pandemic recovery. The Group’s current base case scenario builds in three key conditioning assumptions. First, the UK vaccine rollout successfully protects the elderly, key workers and the clinically vulnerable by mid-2021. Second, national lockdowns end by April 2021, allowing a phased return to a tiered system of restrictions that are progressively eased in the second quarter and second half of 2021, leaving only limited restrictions in place by the end of 2021. Third, government policy measures including specifically the furlough scheme continue to provide support for the duration of severe economic restrictions, through to mid-2021.
Conditioned on the above assumptions and despite the recovery in economic activity resuming from the second quarter of 2021, the Group’s base case outlook assumes a rise in the unemployment rate and weakness in residential and commercial property prices. Risks around this base case economic view lie in both directions and are partly captured by the MES generated. But uncertainties relating to the key conditioning assumptions, including epidemiological developments and the efficacy of vaccine rollouts, are not specifically captured by the MES scenarios. These specific risks have been recognised outside the modelled scenarios published below.
The Group has accommodated the latest available information at the reporting date in defining its base case scenario and generating the MES. The scenarios include forecasts for key variables in the fourth quarter of 2020, for which actuals may have since emerged prior to publication.
Base case scenario by quarter1

	First quarter 2020	Second quarter 2020	Third quarter 2020	Fourth quarter 2020	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021
Base case	%	%	%	%	%	%	%	%
Gross domestic product	(3.0)	(18.8)	16.0	(1.9)	(3.8)	5.6	3.6	1.5
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	4.0	4.1	4.8	5.0	5.2	6.5	8.0	7.5
House price growth	2.8	2.6	7.2	5.9	5.5	4.7	(1.6)	(3.8)
Commercial real estate price growth	(5.0)	(7.8)	(7.8)	(7.0)	(6.1)	(2.9)	(2.2)	(1.7)
1Gross domestic product presented quarter on quarter, house price growth and commercial real estate growth presented year on year - i.e. from the equivalent quarter the previous year. Bank Rate is presented end quarter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES continued
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product is presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period.

	2020	2021	2022	2023	2024
	%	%	%	%	%
Upside
Gross domestic product	(10.5)	3.7	5.7	1.7	1.5
UK Bank Rate	0.10	1.14	1.27	1.20	1.21
Unemployment rate	4.3	5.4	5.4	5.0	4.5
House price growth	6.3	(1.4)	5.2	6.0	5.0
Commercial real estate price growth	(4.6)	9.3	3.9	2.1	0.3
Base case
Gross domestic product	(10.5)	3.0	6.0	1.7	1.4
UK Bank Rate	0.10	0.10	0.10	0.21	0.25
Unemployment rate	4.5	6.8	6.8	6.1	5.5
House price growth	5.9	(3.8)	0.5	1.5	1.5
Commercial real estate price growth	(7.0)	(1.7)	1.6	1.1	0.6
Downside
Gross domestic product	(10.6)	1.7	5.1	1.4	1.4
UK Bank Rate	0.10	0.06	0.02	0.02	0.03
Unemployment rate	4.6	7.9	8.4	7.8	7.0
House price growth	5.6	(8.4)	(6.5)	(4.7)	(3.0)
Commercial real estate price growth	(8.7)	(10.6)	(3.2)	(0.8)	(0.8)
Severe downside
Gross domestic product	(10.8)	0.3	4.8	1.3	1.2
UK Bank Rate	0.10	0.00	0.00	0.01	0.01
Unemployment rate	4.8	9.9	10.7	9.8	8.7
House price growth	5.3	(11.1)	(12.5)	(10.7)	(7.6)
Commercial real estate price growth	(11.0)	(21.4)	(9.8)	(3.9)	(0.8)
Economic assumptions - five year average
The key UK economic assumptions made by the Group averaged over a five-year period are shown below. The five-year period reflects movements within the current reporting year such that 31 December 2020 reflects five years 2020 to 2024. The prior year comparative data has been re-presented to align to the equivalent period, 2019 to 2023. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date, and recognises that credit models utilise both level and annual change in calculating ECL. The use of calendar years also maintains a comparability between tables disclosed.

	At 31 December 2020				At 31 December 2019
	Upside	Base case	Downside	Severe downside	Upside	Base case	Downside	Severe downside
	%	%	%	%	%	%	%	%
Gross domestic product	0.3	0.1	(0.4)	(0.8)	1.6	1.3	1.0	0.3
UK Bank Rate	0.98	0.15	0.05	0.02	1.87	1.15	0.51	0.17
Unemployment rate	5.0	5.9	7.1	8.8	3.9	4.3	5.5	6.7
House price growth	4.2	1.1	(3.5)	(7.5)	5.1	1.4	(2.5)	(7.0)
Commercial real estate price growth	2.1	(1.1)	(4.9)	(9.7)	1.6	(0.3)	(3.9)	(7.3)
Economic assumptions - start to peak

	At 31 December 2020				At 31 December 2019
	Upside	Base case	Downside	Severe downside	Upside	Base case	Downside	Severe downside
	%	%	%	%	%	%	%	%
Gross domestic product	1.4	0.8	(1.7)	(3.0)	8.4	6.6	5.5	1.8
UK Bank Rate	1.44	0.25	0.10	0.10	2.56	1.75	0.75	0.75
Unemployment rate	6.5	8.0	9.3	11.5	4.4	4.6	6.9	8.3
House price growth	22.6	5.9	5.6	5.3	28.3	7.1	2.7	2.7
Commercial real estate price growth	11.0	(2.7)	(2.7)	(2.7)	8.8	(0.8)	(0.8)	(0.8)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES continued
Economic assumptions - start to trough

	At 31 December 2020				At 31 December 2019
	Upside	Base case	Downside	Severe downside	Upside	Base case	Downside	Severe downside
	%	%	%	%	%	%	%	%
Gross domestic product	(21.2)	(21.2)	(21.2)	(21.2)	0.3	0.3	0.3	(2.4)
UK Bank Rate	0.10	0.10	0.01	0.00	0.75	0.75	0.35	0.01
Unemployment rate	4.0	4.0	4.0	4.0	3.4	3.8	3.8	3.8
House price growth	(0.5)	(0.5)	(16.4)	(32.4)	1.5	0.0	(12.0)	(30.3)
Commercial real estate price growth	(6.9)	(9.0)	(22.2)	(39.9)	(1.4)	(2.3)	(17.9)	(31.4)
ECL sensitivity to economic assumptions
The table below shows the extent to which a higher ECL allowance has been recognised to take account of forward looking information from the weighted multiple economic scenarios. A significant difference between these bases arises on UK mortgages as the probability-weighted ECL includes the impact of house price movements on the loss given default (LGD). Commercial Banking also reflects movements in the loss given default, whereas for Other Retail portfolios only the probability of default responds to changes in the economic outlook. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities.

	At 31 December 2020			At 31 December 2019
	Base case	Probability- weighted	Difference	Base case	Probability- weighted	Difference
Impact of multiple economic scenarios	£m	£m	£m	£m	£m	£m
UK mortgages	804	1,027	223	464	569	105
Other Retail	2,310	2,368	58	1,492	1,521	29
Commercial Banking	2,177	2,402	225	1,258	1,315	57
Other	450	450	—	50	50	—
ECL allowance	5,741	6,247	506	3,264	3,455	191
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the Stage 2 allocation is constant across all the scenarios. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities.

	At 31 December 2020					At 31 December 2019
	Probability- weighted	Upside	Base case	Downside	Severe downside	Probability- weighted	Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK mortgages	1,027	614	804	1,237	2,306	569	317	464	653	1,389
Other Retail	2,368	2,181	2,310	2,487	2,745	1,521	1,443	1,492	1,564	1,712
Commercial Banking	2,402	1,910	2,177	2,681	3,718	1,315	1,211	1,258	1,382	1,597
Other	450	448	450	450	456	50	50	50	50	50
ECL allowance	6,247	5,153	5,741	6,855	9,225	3,455	3,021	3,264	3,649	4,748
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios, with stage allocation based on each specific scenario. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities. A probability-weighted scenario is not shown as this does not reflect the basis on which ECL is reported.

	At 31 December 2020				At 31 December 2019
	Upside	Base case	Downside	Severe downside	Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m	£m	£m	£m
UK mortgages	602	797	1,269	2,578	311	461	670	1,667
Other Retail	2,154	2,299	2,509	2,819	1,435	1,486	1,570	1,740
Commercial Banking	1,892	2,157	2,738	4,155	1,206	1,254	1,387	1,625
Other	448	449	450	457	49	50	50	51
ECL allowance	5,096	5,702	6,966	10,009	3,001	3,251	3,677	5,083

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES continued
The table below shows the percentage of assets that would be recorded in Stage 2 for the upside, base case, downside and severe downside scenarios, if stage allocation was based on each specific scenario. Given additional data has been generated to support this new disclosure the prior year comparatives are not available.

	At 31 December 2020				At 31 December 2019
	Upside	Base case	Downside	Severe downside	Upside	Base case	Downside	Severe downside
	%	%	%	%	%	%	%	%
UK mortgages	6.9	8.9	11.8	16.7
Other Retail	12.6	13.5	15.2	17.9
Commercial Banking	8.2	10.9	17.5	24.9
Other	—	—	—	—
Percentage of assets in Stage 2	7.0	8.7	11.8	16.4
The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged.
The table below shows the impact on the Group’s ECL in respect of UK mortgages resulting from a decrease/increase in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase/decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 31 December 2020		At 31 December 2019
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI
ECL impact, £m	(206)	284	(110)	147
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12 month and lifetime PDs.

	At 31 December 2020		At 31 December 2019
	1pp increase in unemployment	1pp decrease in unemployment	1pp increase in unemployment	1pp decrease in unemployment
	£m	£m	£m	£m
UK mortgages	25	(23)	33	(34)
Other Retail	54	(54)	39	(54)
Commercial Banking	125	(112)	68	(54)
Other	1	(1)	1	(1)
ECL impact	205	(190)	141	(143)
Individual assessments
Stage 3 ECL in Commercial Banking is largely assessed on an individual basis using bespoke assessment of loss for each specific client. These assessments are carried out by the Business Support Unit based on detailed reviews and expected recovery strategies. While these assessments are based on the Group’s latest economic view, the use of group-wide multiple economic scenarios and weightings is not considered appropriate for these cases due to their individual characteristics. In place of this a range of case specific outcomes are considered with any alternative better or worse outcomes that carry a 25 per cent likelihood taken into account in establishing a probability-weighted ECL. At 31 December 2020 individually assessed provisions for Commercial Banking were £1,222 million (2019: £890 million) which reflected a range of £982 million to £1,548 million (2019: £515 million to £1,183 million), based on the range of alternative outcomes considered.
Application of judgement in adjustments to modelled ECL
Impairment models fall within the Group’s Model Risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group’s impairment models or data inputs, may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model overlays.
Judgements are not typically assessed under each distinct economic scenario used to generate ECL, but instead are applied on the basis of final modelled ECL which reflects the probability weighted view of all scenarios. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria within a reasonable timeframe.
At 31 December 2020 the coronavirus pandemic and the various support measures that have been put in place have resulted in an economic environment which differs significantly from the historical economic conditions upon which the impairment models have been built. As a result there is a greater need for management judgements to be applied alongside the use of models. At 31 December 2020 management judgement resulted in additional ECL allowances totalling £1,383 million (2019: £153 million). This comprises judgements added due to COVID-19 in the year and other judgements not directly linked to COVID-19 but which have increased in size under the current outlook. The table below analyses total ECL allowance at 31 December 2020 by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES continued

	Modelled ECL	Individually assessed	Judgements due to COVID-19[1]	Other judgements	Total ECL
	£m	£m	£m	£m	£m
At 31 December 2020
UK Mortgages	481	—	36	510	1,027
Other Retail	2,060	—	321	(13)	2,368
Commercial Banking	1,051	1,222	131	(2)	2,402
Other	50	—	400	—	450
Total	3,642	1,222	888	495	6,247
At 31 December 2019
UK Mortgages	386	—	—	183	569
Other Retail	1,531	—	—	(10)	1,521
Commercial Banking	445	890	—	(20)	1,315
Other	50	—	—	—	50
Total	2,412	890	—	153	3,455
1Judgements introduced in 2020 due to the impact that COVID-19 and resulting interventions have had on the Group’s economic outlook and observed loss experience, which have required additional model limitations to be addressed.
Judgements due to COVID-19
UK mortgages: £36 million
This reflects an adjustment made to reflect an increase in the time assumed between default and repossession as a result of the Group temporarily suspending the repossession of properties to support customers during the pandemic.
Other Retail: £321 million
These adjustments principally comprise:
Recognition of impact of support measures: £218 million
The use of payment holidays along with subdued levels of consumer spending is judged to have temporarily reduced the flow of accounts into arrears and default and to have also improved average credit scores across portfolios. Management believes that the resulting position does not fully reflect the underlying credit risk in the portfolios. Adjustments have therefore been made to increase expected future rates of default and remove the impact of the observed improvement in average credit scores.
Incorporation of forward-looking LGDs: £86 million
Modelled LGDs in non-mortgage Retail portfolios are predominantly based on observed customer behaviour and resulting incurred losses. Management believes that this may not be representative of future experience, given the current economic outlook, and consequently an adjustment has been made to increase forward-looking LGDs to reflect a deterioration in cure and recovery rates. The impact has been estimated by using experience of losses in previous downturns and management’s view of relative comparability of anticipated economic scenarios.
Commercial Banking: £131 million
This adjustment principally comprises:
Adjustment to economic variables used as inputs to models: £93 million
Management does not believe that the observed corporate insolvency rates used as an input to Commercial default models adequately reflect the current economic situation and outlook given the temporary government support. As a result, the observed reductions in the rate of insolvencies have been replaced with an increase proportionate to that seen in unemployment to generate a level of predicted defaults.
Other: £400 million
Central overlay in respect of economic uncertainty: £400 million
An important element of the methodology used to calculate the Group’s ECL allowance is the determination of a base case economic scenario, predicated on certain conditioning assumptions, from which alternative scenarios are derived using stochastic shocks. The rapid evolution of the pandemic and significant changes that this has brought about could continue into 2021 and may partially invalidate the conditioning assumptions that underpin the Group’s base case scenario. Management believes that the risks to the conditioning assumptions around the base case scenario are markedly to the downside, reflecting notably the potential for a material delay in the vaccination programme or reduction in its effectiveness from further virus mutation and the corresponding delayed withdrawal of restrictions on social interaction or introduction of further lockdowns. The Group's ECL allowances are required to reflect an unbiased probability-weighted view of all possible future outcomes and therefore management believes that an adjustment is required to capture these additional risks.
An adjustment of £400 million has been made to increase the Group’s ECL allowances to reflect this increased uncertainty around the conditioning assumptions. This equates to a 1 percentage point increase in unemployment allied with a 5 per cent lower HPI in 2021, reflecting a more immediate and therefore greater ECL impact than the gradual increase reflected in the stated univariate sensitivity. It is proportionate to the level of volatility seen in forecasts as the pandemic has unfolded and is also equivalent to a 10 per cent re-weighting from the upside to the severe downside scenario. The adjustment, which has not been allocated to a specific portfolio, has been allocated against Stage 1 assets given the downside risks are largely considered to relate to exposures with currently low default probabilities, the majority of which are in Stage 1. Through 2021 the scale of the uncertainty is expected to diminish and the need for this adjustment will then be reassessed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES continued
Other judgements
UK mortgages: £510 million (2019: £183 million)
These adjustments principally comprise:
Adjustment to modelled forecast parameters: £193 million (2019: £nil)
Adjustments have been required to the estimated defaults used within the ECL calculation for UK mortgages following the adoption of new default forecast models. Forecast models which predict quarterly defaults based on several economic variables have been developed using the response from the previous recession, as per usual modelling best practice. However, management believe further adjustments are necessary when the results of these models have been benchmarked to observed levels, given the atypical nature of the current economic outlook. These were derived using historical observed default rates under previous downturn conditions to ensure that the resulting forecast best reflected management’s view given the current economic outlook. The adjustment to forward looking parameters prior to their use in ECL calculations ensures that all downstream account level calculations reflect the Group’s best view of credit losses in respect of the economic scenarios stated. As such this in-model adjustment is reflected within all scenarios, assessment of staging and in subsequent assessment of all post-model adjustments.
End-of-term interest only: £179 million (2019: £132 million)
The current definition of default used in the UK mortgages impairment model excludes past term interest only accounts that continue to make interest payments but have missed their capital payment upon maturity of the loan. This adjustment therefore mitigates the risk that the model understates the credit losses associated with interest-only accounts which have missed, or will potentially miss, their final capital payment. For those accounts that have reached end of term this adjustment manually overwrites PDs to 70 per cent or 100 per cent, thereby moving them into Stage 2, or Stage 3, depending on whether they are deemed performing, or non-performing respectively. For interest-only accounts with six years or less to maturity an appropriate incremental PD uplift is made to PDs based on the probability of missing a future capital payment, assessed through segmentation of behaviour score, debt-to-value and worst ever arrears status. The increase in the judgement in 2020 is primarily driven by an increase in the stock of long-term defaults following COVID-19 related litigation suspension.
Long-term defaults: £87 million (2019: £33 million)
The Group suspended mortgage litigation activity between late 2014 and mid 2018 as changes were implemented to the treatment of amounts in arrears, interrupting the natural flow of accounts to possession. An adjustment is made to ensure adequate provision coverage considering the resulting build-up of accounts in long term default. Coverage is uplifted to the equivalent levels of those accounts already in repossession on an estimated shortfall of balances expected to flow to possession. A further adjustment is made to mitigate for the risk that credit model provision understates the probability of possession for accounts which have been in default for more than 24 months, with an arrears balance increase in the last 6 months. These accounts have their probability of possession set to 95 per cent based on observed historical losses incurred on accounts that were of an equivalent status. The increase in judgement in 2020 is primarily driven by an increase in the stock of long-term defaults following COVID-19 related litigation suspension.
Other Retail: £(13) million (2019: £(10) million)
These adjustments principally comprise:
Lifetime extension on revolving products: £81 million (2019: £36 million)
Unsecured revolving products use a model lifetime definition of three years based on historic data which shows that substantially all accounts resolve in this time. An adjustment is made to extend the lifetime used for Stage 2 exposures to six years by adding incremental probability of default through the extrapolation of the default trajectory observed throughout the three years and beyond. The resulting additional ECL allowance is added to Stage 2 accounts proportionate to the modelled three year PD. The increase in the judgement in 2020 is driven by growth in Stage 2 assets and their coverage, rather than any change to the lifetime assumption.
Unsecured non-scored accounts: £(72) million (2019: £nil)
Due to a shortcoming in the models, it is not possible to retrieve relevant credit data for a number of accounts and therefore no PD is available and no assessment of whether there has been a SICR can be carried out. The model defaults these accounts to Stage 2 and a proxy ECL allowance calculated based on similar accounts within the portfolio. The deterioration in the economic outlook and growth in the number of accounts subject to this proxy have resulted in this approach having a more significant effect and an exercise has been carried out to identify and adjust those accounts which should not have been allocated to Stage 2.
Credit Card LGD alignment: £(55) million (2019: £(22) million)
The MBNA impairment model was developed using historical MBNA data. Following the acquisition of the business and the subsequent migration of this portfolio to Lloyds Banking Group collections strategies an adjustment is required to reflect the recent improvement in cure rates now evident as collections strategies harmonise, which are not captured by the original MBNA model development data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES continued
Valuation of assets and liabilities arising from insurance business

Key judgements:	Future economic and operating conditions
Key estimates:	Investment returns
Future mortality rates
Future expenses
These judgements and estimates are subject to significant uncertainty.
At 31 December 2020, the Group recognised a value of in-force business asset of £5,396 million (2019: £5,311 million) and an acquired value of in-force business asset of £221 million (2019: £247 million).
The value of in-force business asset represents the estimated present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. The valuation of this asset requires assumptions to be made about future economic and operating conditions which are inherently uncertain and changes could significantly affect the value attributed to this asset. The methodology used to value this asset and the key assumptions that have been made in determining the carrying value of the value of in-force business asset at 31 December 2020 are set out in note 23.
At 31 December 2020, the Group carried total liabilities arising from insurance contracts and participating investment contracts of £116,060 million (2019: £111,449 million). Elements of the valuations of liabilities arising from insurance contracts and participating investment contracts require management to estimate future investment returns, future mortality rates and future expenses. These estimates are subject to significant uncertainty. The methodology used to value these liabilities and the key assumptions that have been made in determining their carrying value are set out in note 30.
The effect on the Group’s profit before tax and shareholders’ equity of changes in annuitant mortality and other key assumptions used in determining the life insurance assets and liabilities is set out in note 31. Reducing annuitant mortality rates to 95 per cent of the expected rate would reduce profit before tax by £333 million (2019: £293 million).
Defined benefit pension scheme obligations

Key estimates:	Discount rate applied to future cash flows
Expected lifetime of the schemes' members
The net asset recognised in the balance sheet at 31 December 2020 in respect of the Group’s defined benefit pension scheme obligations was £1,578 million comprising an asset of £1,714 million and a liability of £136 million (2019: a net asset of £550 million comprising an asset of £681 million and a liability of £131 million). The Group’s accounting policy for its defined benefit pension scheme obligations is set out in note 2(K).
The accounting valuation of the Group’s defined benefit pension schemes’ liabilities requires management to make a number of assumptions. The key areas of estimation uncertainty are the discount rate applied to future cash flows and the expected lifetime of the schemes’ members.
The discount rate is required to be set with reference to market yields at the end of the reporting period on high quality corporate bonds in the currency of and with a term consistent with the defined benefit pension schemes’ obligations. The average duration of the schemes’ obligations is approximately 19 years. The market for bonds with a similar duration is limited and, as a result, significant management judgement is required to determine an appropriate yield curve on which to base the discount rate. Assuming that there is no change in other assumptions or in the value of the schemes' assets, the effect on the net accounting surplus at 31 December 2020 of a decrease of 10 basis points in the discount rate would be a reduction of £890 million (2019: £784 million). To the extent that changes in the discount rate arise from changes in gilt yields, rather than credit spreads, the impact is largely mitigated by the schemes' asset-liability matching strategies.
The cost of the benefits payable by the schemes will also depend upon the life expectancy of the members. The mortality assumptions used by the Group are based on standard industry tables for both current mortality rates and the rate of future mortality improvement, adjusted in line with the actual experience of the Group's schemes. Assuming that there is no change in other assumptions or in the value of the schemes' assets, the effect on the net accounting surplus at 31 December 2020 of an increase in one year in the average life of scheme members would be a reduction of £2,146 million (2019: £1,636 million). The Group has in place a longevity swap, as described in note 34, to partially mitigate mortality risk.
Further sensitivities and the balance sheet impact of changes in the principal actuarial assumptions are provided in part (v) of note 34.
Recoverability of deferred tax assets and uncertain tax positions

Key judgements:	Assessing the likely level of future taxable profits taking into account the Group’s long-term financial and strategic plans
Interpreting tax rules on the Group’s open tax matters
At 31 December 2020 the Group carried deferred tax assets on its balance sheet of £2,741 million (2019: £2,666 million) principally relating to tax losses carried forward. Further information on the Group's deferred tax assets and uncertain tax positions is provided in notes 35 and 46 respectively.
Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The Group has recognised a deferred tax asset of £4,064 million (2019: £3,611 million) in respect of trading losses carried forward. Substantially all of these losses have arisen in Bank of Scotland plc and Lloyds Bank plc, and they will be utilised as taxable profits arise in those legal entities in future periods.
The Group’s expectations of future UK taxable profits require management judgement, and take into account the Group’s long-term financial and strategic plans and anticipated future tax-adjusting items. In making this assessment, account is taken of business plans, the Board-approved operating plan and the expected future economic outlook as set out in the strategic report, as well as the risks associated with future regulatory change, in order to produce a base case forecast of future UK taxable profits. Under current law there is no expiry date for UK trading losses not yet utilised, and given the forecast of future profitability and the Group’s commitment to the UK market, it is more likely than not the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES continued
value of the losses will be recovered at some point in the future. Banking tax losses that arose before 1 April 2015 can only be used against 25 per cent of taxable profits arising after 1 April 2016, and they cannot be used to reduce the surcharge on banking profits. These restrictions in utilisation means that the value of the deferred tax asset in respect of tax losses is only expected to be fully recovered by 2049 (2019: 2039) in the base case forecast. The rate of recovery of the Group’s tax loss asset is not a straight line, being affected by the relative profitability of the legal entities in future periods, and the relative size of their tax losses carried forward. It is expected in the base case that 60 per cent of the value will be recovered by 2034, when Bank of Scotland plc will have utilised all of its available tax losses. It is possible that future tax law changes could materially affect the timing of recovery and the value of these losses ultimately realised by the Group. The value of the deferred tax asset in respect of tax losses increased by £420 million in 2020 as a result of the change in UK tax rates (see note 35).
As disclosed in note 46, the Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, where the final tax position will remain uncertain until the matter is finally determined by judicial process.
Regulatory provisions

Key judgements:	Determining the scope of reviews required by regulators
The impact of legal decisions that may be relevant to claims received
Key estimates:	The number of future complaints
The proportion of complaints that will be upheld
The average cost of redress
At 31 December 2020, the Group carried provisions of £642 million (2019: £2,408 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches.
Determining the amount of the provisions, which represent management’s best estimate of the cost of settling these issues, requires the exercise of significant judgement and estimation. It will often be necessary to form a view on matters which are inherently uncertain, such as the scope of reviews required by regulators, and to estimate the number of future complaints, the extent to which they will be upheld, the average cost of redress and the impact of decisions reached by legal and other review processes that may be relevant to claims received. Consequently the continued appropriateness of the underlying assumptions is reviewed on a regular basis against actual experience and other relevant evidence and adjustments made to the provisions where appropriate.
Fair value of financial instruments

Key estimates:	Interest rate spreads, earning multiples and interest rate volatility
At 31 December 2020, the carrying value of the Group’s financial instrument assets held at fair value was £248,385 million (2019: £234,467 million), and its financial instrument liabilities held at fair value was £49,959 million (2019: £47,265 million).
The valuation techniques for level 3 financial instruments involve management judgement and estimates the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in note 48. Details about sensitivities to market risk arising from trading assets and other treasury positions can be found in the risk management section on page 57.
Recoverability of other intangible assets

Key judgements:	Assessing future trading conditions that could affect the Group’s business operations
Assessing whether certain of the Group’s purchased brands have an indefinite life
Key estimates:	The value-in-use calculations require management to estimate future cash flows, appropriate discount rates for those cash flows and long-term sustainable growth rates
Estimated useful life of internally generated capitalised software
At 31 December 2020, the carrying value of the Group’s other intangible assets was £4,140 million (2019: £3,808 million), including capitalised software enhancements of £3,309 million (2019: £2,907 million) and brands of £380 million (2019: £380 million).
In determining the estimated useful life of capitalised software enhancements, management consider the product's lifecycle and the Group's technology strategy; assets are reviewed annually to assess whether there is any indication of impairment and to confirm that the remaining estimated useful life is still appropriate. For the year ended 31 December 2020, the amortisation charge was £590 million and at 31 December 2020, the weighted-average remaining estimated useful life of the Group’s capitalised software enhancements was 4.9 years (2019: 4.7 years). If the Group reduced by one year the estimated useful life of those assets with a remaining estimated useful life of more than two years at 31 December 2020, the 2021 amortisation charge would be approximately £175 million higher.
Brands arising from the acquisition of Bank of Scotland in 2009 are recognised on the Group's balance sheet and have been determined to have an indefinite useful life. The carrying value at 31 December 2020 was £380 million (2019: £380 million). The recoverable amount has been based on a value-in-use calculation. The calculation uses post-tax projections of the income generated by the brands, a discount rate of 9.31 per cent and a future growth rate of 2.5 per cent . Management estimates that if the growth rate were decreased by 1 per cent there would have been an impairment charge of £50 million.

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
The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of the following are excluded in arriving at underlying profit:
–market volatility and asset sales, including the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses;
–the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
–restructuring costs, principally comprising severance costs, the costs of integrating newly acquired businesses, the costs of regulatory reform and the rationalisation of the property portfolio; and
–payment protection insurance.
For the purposes of the underlying income statement, operating lease depreciation (net of gains on disposal of operating lease assets) is shown as an adjustment to total income.
During 2020, the Group migrated certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail; the Group has also revised its approach to internal funding charges, including the adoption of the Sterling Overnight Index Average (SONIA) interest rate benchmark in place of LIBOR. Comparatives have been restated accordingly.
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
Income and expenditure not attributed to these financial reporting segments, including the costs of certain central and head office functions and the Group’s private equity business, Lloyds Development Capital, is disclosed as Other.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4: SEGMENTAL ANALYSIS continued

	Retail	Commercial Banking	Insurance and Wealth	Other	Underlying basis total
	£m	£m	£m	£m	£m
Year ended 31 December 2020
Net interest income	8,384	2,357	49	(17)	10,773
Other income, net of insurance claims	1,733	1,292	1,250	240	4,515
Total underlying income, net of insurance claims	10,117	3,649	1,299	223	15,288
Operating lease depreciation[1]	(856)	(28)	—	—	(884)
Net income	9,261	3,621	1,299	223	14,404
Operating costs	(4,761)	(1,851)	(902)	(71)	(7,585)
Remediation	(125)	(210)	(50)	6	(379)
Total costs	(4,886)	(2,061)	(952)	(65)	(7,964)
Impairment charge	(2,384)	(1,464)	(9)	(390)	(4,247)
Underlying profit (loss)	1,991	96	338	(232)	2,193
External income	11,868	3,246	1,223	(1,049)	15,288
Inter-segment income (expense)	(1,751)	403	76	1,272	—
Segment underlying income, net of insurance claims	10,117	3,649	1,299	223	15,288
Segment external assets	358,766	142,042	183,348	187,113	871,269
Segment customer deposits	290,206	145,596	14,072	10,194	460,068
Segment external liabilities	295,229	189,302	190,771	146,554	821,856
Analysis of segment underlying other income, net of insurance claims:
Current accounts	498	113	4	—	615
Credit and debit card fees	517	231	—	—	748
Commercial banking and treasury fees	—	274	—	—	274
Unit trust and insurance broking	—	—	146	—	146
Private banking and asset management	—	5	1	—	6
Factoring	—	76	—	—	76
Other fees and commissions	62	176	204	1	443
Fees and commissions receivable	1,077	875	355	1	2,308
Fees and commissions payable	(571)	(222)	(329)	(26)	(1,148)
Net fee and commission income	506	653	26	(25)	1,160
Operating lease rental income	1,103	17	—	—	1,120
Rental income from investment properties	—	—	191	—	191
Gains less losses on disposal of financial assets at fair value through other comprehensive income	—	—	—	149	149
Lease termination income	—	5	—	—	5
Trading income	69	787	—	204	1,060
Insurance and other, net of insurance claims	147	349	1,389	(1,055)	830
Other external income, net of insurance claims	1,319	1,158	1,580	(702)	3,355
Inter-segment other income	(92)	(519)	(356)	967	—
Segment other income, net of insurance claims	1,733	1,292	1,250	240	4,515
Other segment items reflected in income statement above:
Depreciation and amortisation	1,760	263	159	550	2,732
Movement in value of in-force business	—	—	76	—	76
Defined benefit scheme charges	97	30	14	106	247
Non-income statement segment items:
Additions to fixed assets	1,684	112	125	980	2,901
Investments in joint ventures and associates at end of year	4	—	—	292	296
1Net of profits on disposal of operating lease assets of £127 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4: SEGMENTAL ANALYSIS continued

	Retail	Commercial Banking	Insurance and Wealth	Other	Underlying basis total
	£m	£m	£m	£m	£m
Year ended 31 December 2019[1]
Net interest income	9,184	2,892	77	224	12,377
Other income, net of insurance claims	2,019	1,417	2,021	275	5,732
Total underlying income, net of insurance claims	11,203	4,309	2,098	499	18,109
Operating lease depreciation[2]	(946)	(21)	—	—	(967)
Net income	10,257	4,288	2,098	499	17,142
Operating costs	(4,768)	(2,073)	(982)	(52)	(7,875)
Remediation	(238)	(155)	(50)	(2)	(445)
Total costs	(5,006)	(2,228)	(1,032)	(54)	(8,320)
Impairment (charge) credit	(1,038)	(306)	—	53	(1,291)
Underlying profit	4,213	1,754	1,066	498	7,531
External income	13,136	3,508	1,926	(461)	18,109
Inter-segment income (expense)	(1,933)	801	172	960	—
Segment underlying income, net of insurance claims	11,203	4,309	2,098	499	18,109
Segment external assets	350,850	144,795	175,869	162,379	833,893
Segment customer deposits	253,128	144,050	13,677	10,465	421,320
Segment external liabilities	261,036	182,318	182,333	160,400	786,087
Analysis of segment underlying other income, net of insurance claims:
Current accounts	518	136	5	—	659
Credit and debit card fees	652	330	—	—	982
Commercial banking and treasury fees	—	248	—	—	248
Unit trust and insurance broking	9	—	197	—	206
Private banking and asset management	—	4	65	—	69
Factoring	—	103	—	—	103
Other fees and commissions	59	244	156	30	489
Fees and commissions receivable	1,238	1,065	423	30	2,756
Fees and commissions payable	(571)	(321)	(405)	(53)	(1,350)
Net fee and commission income	667	744	18	(23)	1,406
Operating lease rental income	1,225	25	—	—	1,250
Rental income from investment properties	—	—	191	—	191
Gains less losses on disposal of financial assets at fair value through other comprehensive income	—	(5)	—	201	196
Lease termination income	—	12	—	—	12
Trading income	47	812	—	278	1,137
Insurance and other, net of insurance claims	206	72	2,216	(954)	1,540
Other external income, net of insurance claims	1,478	916	2,407	(475)	4,326
Inter-segment other income	(126)	(243)	(404)	773	—
Segment other income, net of insurance claims	2,019	1,417	2,021	275	5,732
Other segment items reflected in income statement above:
Depreciation and amortisation	1,712	315	181	452	2,660
Movement in value of in-force business	—	—	825	—	825
Defined benefit scheme charges	108	43	19	75	245
Non-income statement segment items:
Additions to fixed assets	2,208	260	174	1,007	3,649
Investments in joint ventures and associates at end of year	4	—	—	300	304
1Restated, see page F-30.
2Net of profits on disposal of operating lease assets of £41 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4: SEGMENTAL ANALYSIS continued

	Retail	Commercial Banking	Insurance and Wealth	Other	Underlying basis total
	£m	£m	£m	£m	£m
Year ended 31 December 2018[1]
Net interest income	9,431	2,985	123	175	12,714
Other income, net of insurance claims	2,102	1,665	1,865	378	6,010
Total underlying income, net of insurance claims	11,533	4,650	1,988	553	18,724
Operating lease depreciation[2]	(921)	(35)	—	—	(956)
Net income	10,612	4,615	1,988	553	17,768
Operating costs	(4,904)	(2,184)	(1,021)	(56)	(8,165)
Remediation	(267)	(203)	(39)	(91)	(600)
Total costs	(5,171)	(2,387)	(1,060)	(147)	(8,765)
Impairment charge	(861)	(71)	(1)	(4)	(937)
Underlying profit	4,580	2,157	927	402	8,066
External income	13,053	3,837	1,860	(26)	18,724
Inter-segment income (expense)	(1,520)	813	128	579	—
Segment underlying income, net of insurance claims	11,533	4,650	1,988	553	18,724
Segment external assets	349,787	164,655	140,487	142,669	797,598
Segment customer deposits	253,846	147,597	14,063	2,560	418,066
Segment external liabilities	260,816	190,649	147,673	148,261	747,399
Analysis of segment underlying other income, net of insurance claims:
Current accounts	503	142	5	—	650
Credit and debit card fees	660	332	1	—	993
Commercial banking and treasury fees	—	305	—	—	305
Unit trust and insurance broking	13	—	208	—	221
Private banking and asset management	—	5	92	—	97
Factoring	—	83	—	—	83
Other fees and commissions	57	248	163	31	499
Fees and commissions receivable	1,233	1,115	469	31	2,848
Fees and commissions payable	(601)	(311)	(418)	(56)	(1,386)
Net fee and commission income	632	804	51	(25)	1,462
Operating lease rental income	1,305	38	—	—	1,343
Rental income from investment properties	—	—	197	—	197
Gains less losses on disposal of financial assets at fair value through other comprehensive income	—	—	—	275	275
Lease termination income	—	7	—	—	7
Trading income	71	711	—	282	1,064
Insurance and other, net of insurance claims	247	356	2,146	(1,087)	1,662
Other external income, net of insurance claims	1,623	1,112	2,343	(530)	4,548
Inter-segment other income	(153)	(251)	(529)	933	—
Segment other income, net of insurance claims	2,102	1,665	1,865	378	6,010
Other segment items reflected in income statement above:
Depreciation and amortisation	1,573	278	154	400	2,405
Movement in value of in-force business	—	—	(55)	—	(55)
Defined benefit scheme charges	121	49	20	215	405
Non-income statement segment items:
Additions to fixed assets	2,092	208	223	991	3,514
Investments in joint ventures and associates at end of year	4	—	—	87	91
1Restated, see page F-30.
2Net of profits on disposal of operating lease assets of £60 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4: SEGMENTAL ANALYSIS continued
Reconciliation of underlying basis to statutory results
The underlying basis is the basis on which financial information is presented to the chief operating decision maker which excludes certain items included in the statutory results. The table below reconciles the statutory results to the underlying basis.

	Lloyds Banking Group statutory	Removal of:
		Volatility and other items[1]	Insurance gross up2	PPI	Underlying basis
	£m	£m	£m	£m	£m
Year ended 31 December 2020
Net interest income	10,749	174	(150)	—	10,773
Other income, net of insurance claims	4,377	165	(27)	—	4,515
Total income, net of insurance claims	15,126	339	(177)	—	15,288
Operating lease depreciation[3]		(884)	—	—	(884)
Net income	15,126	(545)	(177)	—	14,404
Operating expenses	(9,745)	1,522	174	85	(7,964)
Impairment[4]	(4,155)	(95)	3	—	(4,247)
Profit before tax	1,226	882	—	85	2,193

	Lloyds Banking Group statutory	Removal of:
		Volatility and other items[5]	Insurance gross up2	PPI	Underlying basis
	£m	£m	£m	£m	£m
Year ended 31 December 2019
Net interest income	10,180	379	1,818	—	12,377
Other income, net of insurance claims	8,179	(426)	(2,021)	—	5,732
Total income, net of insurance claims	18,359	(47)	(203)	—	18,109
Operating lease depreciation[3]		(967)	—	—	(967)
Net income	18,359	(1,014)	(203)	—	17,142
Operating expenses	(12,670)	1,697	203	2,450	(8,320)
Impairment	(1,296)	5	—	—	(1,291)
Profit before tax	4,393	688	—	2,450	7,531

	Lloyds Banking Group statutory	Removal of:
		Volatility and other items[6]	Insurance gross up2	PPI	Underlying basis
	£m	£m	£m	£m	£m
Year ended 31 December 2018
Net interest income	13,396	152	(834)	—	12,714
Other income, net of insurance claims	5,230	107	673	—	6,010
Total income, net of insurance claims	18,626	259	(161)	—	18,724
Operating lease depreciation[3]		(956)	—	—	(956)
Net income	18,626	(697)	(161)	—	17,768
Operating expenses	(11,729)	2,053	161	750	(8,765)
Impairment	(937)	—	—	—	(937)
Profit before tax	5,960	1,356	—	750	8,066
1In the year ended 31 December 2020 this comprises the effects of asset sales (losses of £14 million); volatility and other items (losses of £45 million); the amortisation of purchased intangibles (£69 million); restructuring (£521 million, including severance costs, property transformation, technology research and development, regulatory programmes and merger, acquisition and integration costs); and the fair value unwind (losses of £233 million).
2The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.
3Net of profits on disposal of operating lease assets of £127 million (2019: £41 million; 2018: £60 million).
4Certain derivative valuation adjustments associated with credit-impaired customers are included within the impairment charge on an underlying basis but reported within other income, net of insurance claims on a statutory basis.
5Comprises the effects of asset sales (gains of £214 million); volatility and other items (losses of £88 million); the amortisation of purchased intangibles (£68 million); restructuring (£471 million, comprising severance related costs, the integration of Zurich's UK workplace pensions and savings business and costs associated with establishing the Schroders Personal Wealth joint venture); and the fair value unwind and other items (losses of £275 million).
6Comprises the effects of asset sales (loss of £145 million); volatility and other items (gains of £95 million); the amortisation of purchased intangibles (£108 million); restructuring costs (£879 million, comprising severance related costs, the rationalisation of the non-branch property portfolio, the work on implementing the ring-fencing requirements and the integration of MBNA and Zurich’s UK workplace pensions and savings business); and the fair value unwind and other items (losses of £319 million).
Geographical areas
The Group’s operations are predominantly UK-based and as a result an analysis between UK and non-UK activities is not provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5: NET INTEREST INCOME

	Weighted average effective interest rate
	2020	2019	2018	2020	2019	2018
	%	%	%	£m	£m	£m
Interest income:
Loans and advances to customers	2.72	3.17	3.17	13,704	15,790	15,078
Loans and advances to banks	0.24	0.78	0.84	203	514	565
Debt securities	1.81	2.23	1.60	97	122	66
Interest income on financial assets held at amortised cost	2.35	2.89	2.87	14,004	16,426	15,709
Financial assets at fair value through other comprehensive income	1.10	1.64	1.98	302	435	640
Total interest income[1]	2.30	2.83	2.82	14,306	16,861	16,349
Interest expense:
Deposits from banks, excluding liabilities under sale and repurchase transactions	0.84	0.86	1.39	(113)	(96)	(117)
Customer deposits, excluding liabilities under sale and repurchase transactions	0.32	0.59	0.53	(1,091)	(2,015)	(1,812)
Debt securities in issue[2]	1.37	1.24	0.27	(1,313)	(1,204)	(234)
Subordinated liabilities	6.29	6.79	7.63	(1,057)	(1,201)	(1,388)
Lease liabilities	2.39	2.49	2.46	(41)	(42)	(1)
Liabilities under sale and repurchase agreements	0.36	1.12	0.96	(117)	(301)	(245)
Interest expense on liabilities held at amortised cost	0.74	0.98	0.79	(3,732)	(4,859)	(3,797)
Amounts payable to unitholders in consolidated open-ended investment vehicles[3]	(1.58)	13.64	(6.07)	175	(1,822)	844
Total interest expense[4]	0.69	1.31	0.60	(3,557)	(6,681)	(2,953)
Net interest income				10,749	10,180	13,396
1Includes £10 million (2019: £26 million; 2018: £31 million) of interest income on liabilities with negative interest rates and £47 million (2019: £45 million; 2018: £46 million) in respect of interest income on finance leases.
2The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 2.28 per cent (2019: 2.57 per cent; 2018: 2.68 per cent).
3Where a collective investment vehicle is consolidated the interests of parties other than the Group are reported in other liabilities and the movement in these interests in interest expense.
4Includes £24 million (2019: £119 million; 2018: £10 million) of interest expense on assets with negative interest rates.
Included within interest income is £171 million (2019: £198 million; 2018: £227 million) in respect of credit-impaired financial assets. Net interest income also includes a credit of £496 million (2019: credit of £608 million; 2018: credit of £701 million) transferred from the cash flow hedging reserve (see note 40).
NOTE 6: NET FEE AND COMMISSION INCOME

	2020	2019	2018
	£m	£m	£m
Fee and commission income:
Current accounts	615	659	650
Credit and debit card fees	748	982	993
Commercial banking and treasury fees	274	248	305
Unit trust and insurance broking	146	206	221
Private banking and asset management	6	69	97
Factoring	76	103	83
Other fees and commissions	443	489	499
Total fee and commission income	2,308	2,756	2,848
Fee and commission expense	(1,148)	(1,350)	(1,386)
Net fee and commission income	1,160	1,406	1,462
Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.
At 31 December 2020, the Group held on its balance sheet £243 million (31 December 2019: £293 million) in respect of services provided to customers and £99 million (31 December 2019: £140 million) in respect of amounts received from customers for services to be provided after the balance sheet date. Current unsatisfied performance obligations amount to £191 million (31 December 2019: £270 million); the Group expects to receive substantially all of this revenue by 2023.
Income recognised during the year included £22 million (31 December 2019: £54 million) in respect of amounts included in the contract liability balance at the start of the year and £13 million (31 December 2019: £9 million) in respect of amounts from performance obligations satisfied in previous years.
The most significant performance obligations undertaken by the Group are in respect of current accounts, the provision of other banking services for commercial customers and credit and debit card services.

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
NOTE 7: NET TRADING INCOME

	2020	2019	2018
	£m	£m	£m
Foreign exchange translation gains (losses)	12	(255)	342
Gains on foreign exchange trading transactions	527	677	580
Total foreign exchange	539	422	922
Investment property (losses) gains (note 25)	(209)	(108)	139
Securities and other gains (losses) (see below)	6,890	17,974	(4,937)
Net trading income	7,220	18,288	(3,876)
Securities and other gains comprise net gains (losses) arising on assets and liabilities held at fair value through profit or loss as follows:

	2020	2019	2018
	£m	£m	£m
Net income arising on assets and liabilities mandatorily held at fair value through profit or loss:
Financial instruments held for trading	724	120	(8)
Other financial instruments mandatorily held at fair value through profit or loss:
Debt securities, loans and advances	3,554	3,509	(26)
Equity shares	2,729	14,559	(4,747)
	7,007	18,188	(4,781)
Net expense arising on assets and liabilities designated at fair value through profit or loss	(117)	(214)	(156)
Securities and other gains (losses)	6,890	17,974	(4,937)
NOTE 8: INSURANCE PREMIUM INCOME

	2020	2019	2018
	£m	£m	£m
Life insurance
Gross premiums:
Life and pensions	6,941	6,827	6,612
Annuities	1,378	2,483	2,178
	8,319	9,310	8,790
Ceded reinsurance premiums	(333)	(378)	(271)
Net earned premiums	7,986	8,932	8,519
Non-life insurance
Net earned premiums	629	642	670
Total net earned premiums	8,615	9,574	9,189

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: OTHER OPERATING INCOME

	2020	2019	2018
	£m	£m	£m
Operating lease rental income	1,120	1,250	1,343
Rental income from investment properties (note 25)	191	191	197
Gains less losses on disposal of financial assets at fair value through other comprehensive income (note 40)	149	196	275
Movement in value of in-force business (note 23)	76	825	(55)
Liability management	(145)	5	—
Gain related to establishment of joint venture	—	244	—
Share of results of joint ventures and associates (note 21)	(13)	6	9
Other	45	191	151
Total other operating income	1,423	2,908	1,920
NOTE 10: INSURANCE CLAIMS

	2020	2019	2018
Insurance claims comprise:	£m	£m	£m
Life insurance and investment contracts
Claims and surrenders	(7,670)	(8,684)	(8,735)
Change in insurance and participating investment contracts (note 30)	(4,590)	(12,633)	4,565
Change in non-participating investment contracts	(1,938)	(2,664)	628
	(14,198)	(23,981)	(3,542)
Reinsurers’ share	418	290	404
	(13,780)	(23,691)	(3,138)
Change in unallocated surplus	57	(19)	8
Total life insurance and investment contracts	(13,723)	(23,710)	(3,130)
Non-life insurance
Total non-life insurance claims, net of reinsurance	(318)	(287)	(335)
Total insurance claims	(14,041)	(23,997)	(3,465)

Life insurance and participating investment contracts gross claims and surrenders can also be analysed as follows:
Deaths	(694)	(674)	(721)
Maturities	(873)	(1,122)	(1,198)
Surrenders	(4,641)	(5,523)	(5,548)
Annuities	(1,171)	(1,104)	(1,032)
Other	(291)	(261)	(236)
Total life insurance gross claims and surrenders	(7,670)	(8,684)	(8,735)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11: OPERATING EXPENSES

	2020	2019	2018
	£m	£m	£m
Staff costs:
Salaries	2,568	2,539	2,482
Performance-based compensation	117	380	509
Social security costs	287	325	343
Pensions and other post-retirement benefit schemes (note 34)	566	532	705
Restructuring costs	166	92	249
Other staff costs	131	383	474
	3,835	4,251	4,762
Premises and equipment:
Rent and rates	117	93	370
Repairs and maintenance	174	187	190
Other[1]	176	211	169
	467	491	729
Other expenses:
Communications and data processing	1,013	1,038	1,121
Advertising and promotion	187	170	197
Professional fees	189	226	287
UK bank levy	211	224	225
Other	643	715	653
	2,243	2,373	2,483
Depreciation and amortisation:
Depreciation of property, plant and equipment (note 25)	2,046	2,064	1,852
Amortisation of acquired value of in-force non-participating investment contracts (note 23)	26	30	40
Amortisation of other intangible assets (note 24)	660	566	513
	2,732	2,660	2,405
Goodwill impairment (note 22)	4	—	—
Total operating expenses, excluding regulatory provisions	9,281	9,775	10,379
Regulatory provisions:
Payment protection insurance provision (note 36)	85	2,450	750
Other regulatory provisions (note 36)	379	445	600
	464	2,895	1,350
Total operating expenses	9,745	12,670	11,729
1Net of profits on disposal of operating lease assets of £127 million (2019: £41 million; 2018: £60 million).
Performance-based compensation
The table below analyses the Group’s performance-based compensation costs between those relating to the current performance year and those relating to earlier years.

	2020	2019	2018
	£m	£m	£m
Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	22	244	362
Awards made in respect of earlier years	95	136	147
	117	380	509

Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	30	113	152
Awards made in respect of earlier years	31	36	37
	61	149	189
Performance-based awards expensed in 2020 include cash awards amounting to £12 million (2019: £89 million; 2018: £137 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11: OPERATING EXPENSES continued
Average headcount
The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2020	2019	2018
UK	67,881	69,321	71,857
Overseas	784	762	769
Total	68,665	70,083	72,626
NOTE 12: AUDITORS’ REMUNERATION
Fees payable to the Company’s auditors by the Group are as follows:

	2020	2019	2018
	£m	£m	£m

Fees payable for the audit of the Company’s current year annual report	1.7	1.5	1.5
Fees payable for other services:
Audit of the Company’s subsidiaries pursuant to legislation	22.4	20.2	19.1
Other services supplied pursuant to legislation	3.7	3.5	2.9
Total audit fees	27.8	25.2	23.5
Other services – audit related fees	0.5	1.0	1.2
Total audit and audit related fees	28.3	26.2	24.7
Other non-audit fees:
Services relating to corporate finance transactions	—	—	—
Other services	0.9	0.7	2.0
Total other non-audit fees	0.9	0.7	2.0
Total fees payable to the Company’s auditors by the Group	29.2	26.9	26.7
Audit fees payable in respect of the statutory audit of Group entities totalled £24.1 million (2019: £21.7 million; 2018: £20.6 million) and non-audit fees, as defined by the Financial Reporting Council’s Ethical Guidance totalled £5.1 million (2019: £5.2 million; 2018: £6.1 million).
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
Other non-audit fees: This category includes other assurance services not related to the performance of the audit or review of the financial statements, for example, the review of controls operated by the Group on behalf of a third party. The auditors are not engaged to provide tax services.
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
During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2020	2019	2018
	£m	£m	£m
Audits of Group pension schemes	0.1	0.1	0.1
Audits of the unconsolidated Open Ended Investment Companies managed by the Group	0.4	0.4	0.3
Reviews of the financial position of corporate and other borrowers	1.4	0.2	0.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 13: IMPAIRMENT

	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
Year ended 31 December 2020
Impact of transfers between stages	(169)	940	698	—	1,469
Other changes in credit quality	946	22	1,192	167	2,327
Additions (repayments)	98	177	(48)	(30)	197
Methodology and model changes	(44)	170	26	—	152
Other items	—	—	10	—	10
	1,000	369	1,180	137	2,686
Total impairment	831	1,309	1,878	137	4,155

In respect of:
Loans and advances to banks	5	—	—	—	5
Loans and advances to customers	697	1,151	1,865	137	3,850
Debt securities	1	—	—	—	1
Financial assets at amortised cost	703	1,151	1,865	137	3,856
Other assets	—	—	5	—	5
Impairment charge on drawn balances	703	1,151	1,870	137	3,861
Loan commitments and financial guarantees	123	158	8	—	289
Financial assets at fair value through other comprehensive income	5	—	—	—	5
Total impairment	831	1,309	1,878	137	4,155

	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
Year ended 31 December 2019
Impact of transfers between stages	(17)	89	532	—	604
Other changes in credit quality	4	1	899	(106)	798
Additions (repayments)	94	(39)	(84)	(87)	(116)
Methodology and model changes	33	(27)	8	—	14
Other items	(4)	—	—	—	(4)
	127	(65)	823	(193)	692
Total impairment	110	24	1,355	(193)	1,296

In respect of:
Loans and advances to banks	—	—	—	—	—
Loans and advances to customers	139	10	1,351	(193)	1,307
Financial assets at amortised cost	139	10	1,351	(193)	1,307
Other assets	—	—	5	—	5
Impairment charge on drawn balances	139	10	1,356	(193)	1,312
Loan commitments and financial guarantees	(28)	14	(1)	—	(15)
Financial assets at fair value through other comprehensive income	(1)	—	—	—	(1)
Total impairment	110	24	1,355	(193)	1,296

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 13: IMPAIRMENT continued

	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
Year ended 31 December 2018
Impact of transfers between stages	(12)	51	446	—	485
Other changes in credit quality	(20)	(47)	541	69	543
Additions (repayments)	18	(82)	43	(69)	(90)
Methodology and model changes	(71)	(21)	72	—	(20)
Other items	(13)	—	32	—	19
	(86)	(150)	688	—	452
Total impairment	(98)	(99)	1,134	—	937

In respect of:
Loans and advances to banks	1	—	—	—	1
Loans and advances to customers	(66)	(51)	1,139	—	1,022
Financial assets at amortised cost	(65)	(51)	1,139	—	1,023
Other assets	—	—	1	—	1
Impairment charge on drawn balances	(65)	(51)	1,140	—	1,024
Loan commitments and financial guarantees	(19)	(48)	(6)	—	(73)
Financial assets at fair value through other comprehensive income	(14)	—	—	—	(14)
Total impairment	(98)	(99)	1,134	—	937
The impairment charge includes £41 million (2019: £134 million; 2018: £29 million) in respect of residual value impairment and voluntary terminations within the Group’s UK motor finance business.
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
Methodology and model changes
Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs or to the underlying assumptions, as well as the impact of changing the models used.
Movements in the Group's impairment allowances are shown in note 18.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: TAX EXPENSE
(A)Analysis of tax credit (expense) for the year

	2020	2019	2018
	£m	£m	£m
UK corporation tax:
Current tax on profit for the year	(480)	(1,389)	(1,280)
Adjustments in respect of prior years	355	96	11
	(125)	(1,293)	(1,269)
Foreign tax:
Current tax on profit for the year	(27)	(70)	(34)
Adjustments in respect of prior years	25	2	5
	(2)	(68)	(29)
Current tax expense	(127)	(1,361)	(1,298)

Deferred tax:
Current year	611	(165)	(127)
Adjustments in respect of prior years	(323)	139	(29)
Deferred tax credit (expense)	288	(26)	(156)
Tax credit (expense)	161	(1,387)	(1,454)
The tax credit (expense) is made up as follows:

	2020	2019	2018
	£m	£m	£m
Tax credit (expense) attributable to policyholders	4	(148)	14
Shareholder tax credit (expense)	157	(1,239)	(1,468)
Tax credit (expense)	161	(1,387)	(1,454)
(B)Factors affecting the tax credit (expense) for the year
The UK corporation tax rate for the year was 19.0 per cent (2019: 19.0 per cent; 2018: 19.0 per cent). An explanation of the relationship between tax credit (expense) and accounting profit is set out below.

	2020	2019	2018
	£m	£m	£m
Profit before tax	1,226	4,393	5,960
UK corporation tax thereon	(233)	(835)	(1,132)
Impact of surcharge on banking profits	(107)	(364)	(409)
Non-deductible costs: conduct charges	(24)	(370)	(101)
Non-deductible costs: bank levy	(38)	(43)	(43)
Other non-deductible costs	(74)	(121)	(90)
Non-taxable income	59	40	87
Tax relief on coupons on other equity instruments	86	89	83
Tax-exempt gains on disposals	81	102	124
Tax losses where no deferred tax recognised	(58)	18	(9)
Remeasurement of deferred tax due to rate changes	350	(6)	32
Differences in overseas tax rates	15	(14)	6
Policyholder tax	(46)	(67)	(62)
Policyholder deferred tax asset in respect of life assurance expenses	49	(53)	73
Adjustments in respect of prior years	104	237	(13)
Tax effect of share of results of joint ventures	(3)	—	—
Tax credit (expense)	161	(1,387)	(1,454)
In 2020, the Group submitted claims to HMRC to accelerate tax deductions in respect of certain capitalised software enhancement costs incurred in 2018 and 2019. The Group has recognised a net prior year tax impact of £nil in respect of these claims, being a current tax credit of £215 million in respect of the reduced cash tax liability for those years, a deferred tax charge of £261 million in respect of the future amortisation of those costs, plus a deferred tax credit of £46 million in respect of tax losses carried forward. No other items included in the net prior year tax adjustments credit of £104 million were of individual significance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 15: EARNINGS PER SHARE

	2020	2019	2018
	£m	£m	£m
Profit attributable to ordinary shareholders – basic and diluted	865	2,459	3,975

	2020	2019	2018
	million	million	million
Weighted-average number of ordinary shares in issue – basic	70,606	70,603	71,638
Adjustment for share options and awards	650	682	641
Weighted-average number of ordinary shares in issue – diluted	71,256	71,285	72,279
Basic earnings per share	1.2p	3.5p	5.5p
Diluted earnings per share	1.2p	3.4p	5.5p
Basic earnings per share are calculated by dividing the net profit attributable to equity shareholders by the weighted-average number of ordinary shares in issue during the year, which has been calculated after deducting 28 million (2019: 25 million; 2018: 38 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.
For the calculation of diluted earnings per share the weighted-average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares that arise in respect of share options and awards granted to employees. The number of shares that could have been acquired at the annual average price of the Company’s shares based on the monetary value of the subscription rights attached to outstanding share options and awards is determined. This is deducted from the number of shares issuable under such options and awards to leave a residual bonus amount of shares which are added to the weighted-average number of ordinary shares in issue, but no adjustment is made to the profit attributable to equity shareholders.
There were 647 million anti-dilutive share options and awards excluded from the calculation of diluted earnings per share (2019: 24 million; 2018: none).
NOTE 16: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
These assets are comprised as follows:

	2020			2019
	Trading assets	Other financial assets mandatorily at fair value through profit or loss	Total	Trading assets	Other financial assets mandatorily at fair value through profit or loss	Total
	£m	£m	£m	£m	£m	£m
Loans and advances to customers	12,765	11,244	24,009	10,422	10,654	21,076
Loans and advances to banks	229	4,238	4,467	513	1,886	2,399
Debt securities:
Government securities	7,574	13,048	20,622	6,791	12,063	18,854
Other public sector securities	—	2,354	2,354	—	2,126	2,126
Bank and building society certificates of deposit	—	4,841	4,841	—	984	984
Asset-backed securities:
Mortgage-backed securities	7	460	467	6	462	468
Other asset-backed securities	4	261	265	17	241	258
Corporate and other debt securities	246	17,888	18,134	233	17,983	18,216
	7,831	38,852	46,683	7,047	33,859	40,906
Equity shares	—	96,449	96,449	—	95,789	95,789
Treasury and other bills	—	18	18	—	19	19
Total	20,825	150,801	171,626	17,982	142,207	160,189
Other financial assets at fair value through profit or loss include assets backing insurance contracts and investment contracts of £145,905 million (31 December 2019: £136,855 million). Included within these assets are investments in unconsolidated structured entities of £55,235 million (31 December 2019: £38,177 million), see note 47.
For amounts included above which are subject to repurchase and reverse repurchase agreements see note 51.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS
The fair values and notional amounts of derivative instruments are set out in the following table:

	2020			2019
	Contract/ notional amount	Fair value assets	Fair value liabilities	Contract/ notional amount	Fair value assets	Fair value liabilities
	£m	£m	£m	£m	£m	£m
Trading and other
Exchange rate contracts:
Spot, forwards and futures	49,400	882	764	44,095	681	616
Currency swaps	350,882	5,469	6,161	349,606	3,857	5,425
Options purchased	5,769	428	—	8,310	452	—
Options written	7,560	—	489	9,557	—	499
	413,611	6,779	7,414	411,568	4,990	6,540
Interest rate contracts:
Interest rate swaps	5,669,551	18,577	15,799	5,245,703	17,318	15,213
Forward rate agreements	633,279	8	6	555,742	7	13
Options purchased	24,087	3,053	—	27,158	2,468	—
Options written	19,735	—	2,746	23,610	—	2,216
Futures	275,377	6	13	199,884	17	22
	6,622,029	21,644	18,564	6,052,097	19,810	17,464
Credit derivatives	7,707	108	174	16,959	83	167
Equity and other contracts	10,058	266	477	11,414	250	503
Total derivative assets/liabilities – trading and other	7,053,405	28,797	26,629	6,492,038	25,133	24,674
Hedging
Derivatives designated as fair value hedges:
Currency swaps	36	11	—	34	8	—
Interest rate swaps	215,325	467	256	183,489	798	229
	215,361	478	256	183,523	806	229
Derivatives designated as cash flow hedges:
Interest rate swaps	326,386	295	265	426,740	355	743
Currency swaps	5,829	43	163	9,549	75	133
	332,215	338	428	436,289	430	876
Total derivative assets/liabilities – hedging	547,576	816	684	619,812	1,236	1,105
Total recognised derivative assets/liabilities	7,600,981	29,613	27,313	7,111,850	26,369	25,779
The notional amount of the contract does not represent the Group’s exposure to credit risk which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure; a large proportion of the Group's derivatives are held through exchanges such as London Clearing House and are collateralised through those exchanges. Further details are provided in note 51 Credit risk.
The Group holds derivatives as part of the following strategies:
–Customer driven, where derivatives are held as part of the provision of risk management products to Group customers;
–To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 51; and
–Derivatives held in policyholder funds as permitted by the investment strategies of those funds.
The principal derivatives used by the Group are as follows:
–Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date.
–Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date.
–Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS continued
–Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date.
Details of the Group’s hedging instruments are set out below:

	Maturity
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
At 31 December 2020	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Cross currency swap
Notional	—	—	—	—	36	36
Average fixed interest rate	—	—	—	—	1.28%
Average EUR/GBP exchange rate	—	—	—	—	1.38
Interest rate swap
Notional	6,032	6,031	39,811	136,527	26,924	215,325
Average fixed interest rate	2.01%	1.69%	1.42%	1.26%	2.36%
Cash flow hedges
Foreign exchange
Currency swap
Notional	28	469	1,274	1,505	2,553	5,829
Average USD/GBP exchange rate	1.30	1.33	1.30	1.32	1.32
Interest rate
Interest rate swap
Notional	5,026	11,614	42,364	169,499	97,883	326,386
Average fixed interest rate	1.09%	1.05%	1.16%	1.55%	2.31%

	Maturity
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
At 31 December 2019	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Cross currency swap
Notional	—	—	—	—	34	34
Average fixed interest rate	—	—	—	—	1.28%
Average EUR/GBP exchange rate	—	—	—	—	1.38
Interest rate swap
Notional	331	9,305	37,948	106,339	29,566	183,489
Average fixed interest rate	2.58%	1.74%	1.22%	1.71%	2.81%
Cash flow hedges
Foreign exchange
Currency swap
Notional	—	413	1,611	2,389	5,136	9,549
Average EUR/GBP exchange rate	—	—	—	1.05	1.05
Average USD/GBP exchange rate	—	1.29	1.30	1.31	—
Interest rate
Interest rate swap
Notional	9,675	23,589	58,447	209,108	125,921	426,740
Average fixed interest rate	1.05%	1.22%	1.29%	1.47%	2.39%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS continued
The carrying amounts of the Group’s hedging instruments are as follows:

	Carrying amount of the hedging instrument
	Contract/ notional amount	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness
At 31 December 2020	£m	£m	£m	£m
Fair value hedges
Interest rate
Currency swaps	36	11	—	1
Interest rate swaps	215,325	467	256	987
Cash flow hedges
Foreign exchange
Currency swaps	5,829	43	163	(132)
Interest rate
Interest rate swaps	326,386	295	265	603

	Carrying amount of the hedging instrument
	Contract/ notional amount	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness
At 31 December 2019	£m	£m	£m	£m
Fair value hedges
Interest rate
Currency swaps	34	8	—	2
Interest rate swaps	183,489	798	229	1,142
Cash flow hedges
Foreign exchange
Currency swaps	9,549	75	133	(185)
Interest rate
Interest rate swaps	426,740	355	743	992
All amounts are held within Derivative financial instruments.
The Group’s hedged items are as follows:

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedge reserve
	Assets	Liabilities	Assets	Liabilities		Continuing hedges	Discontinued hedges
At 31 December 2020	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	125,181	—	661	—	355
Fixed rate issuance[2]	—	68,539	—	4,253	(1,437)
Fixed rate bonds[3]	24,111	—	1,178	—	641
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					60	(83)	130
Customer deposits[4]					74	13	(41)
Interest rate
Customer loans[1]					(510)	1,918	6
Central bank balances[5]					(141)	135	270
Customer deposits[4]					33	(203)	84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS continued

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedge reserve
	Assets	Liabilities	Assets	Liabilities		Continuing hedges	Discontinued hedges
At 31 December 2019	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	83,818	—	154	—	(73)
Fixed rate issuance[2]	—	70,353	—	3,058	(1,333)
Fixed rate bonds[3]	21,354	—	660	—	405
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					72	(2)	179
Customer deposits[4]					116	18	(48)
Interest rate
Customer loans[1]					(680)	1,248	336
Central bank balances[5]					(263)	128	163
Customer deposits[4]					—	(31)	5
1Included within loans and advances to customers.
2Included within debt securities in issue.
3Included within financial assets at fair value through other comprehensive income.
4Included within customer deposits.
5Included within cash and balances at central banks.
The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a liability of £761 million (fixed rate issuance liability of £761 million, fixed rate bonds and mortgages £nil) (2019: liability of £692 million (fixed rate issuance liability of £721 million, fixed rate bonds asset of £29 million and fixed rate mortgages of £nil)).
Gains and losses arising from hedge accounting are summarised as follows:

	Gain (loss) recognised in other comprehensive income	Hedge ineffectiveness recognised in the income statement[1]	Amounts reclassified from reserves to income statement as:
			Hedged cash flows will no longer occur	Hedged item affected income statement	Income statement line item that includes reclassified amount
At 31 December 2020	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages		570
Fixed rate issuance		(32)
Fixed rate bonds		9
Cash flow hedges
Foreign exchange
Foreign currency issuance	(129)	—	(6)	(62)	Interest expense
Customer deposits	3	—	—	5	Interest expense
Interest rate
Customer loans	285	(7)	—	(377)	Interest income
Central bank balances	97	5	—	(79)	Interest income
Customer deposits	(22)	—	—	23	Interest expense

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS continued

	Gain (loss) recognised in other comprehensive income	Hedge ineffectiveness recognised in the income statement[1]	Amounts reclassified from reserves to income statement as:
			Hedged cash flows will no longer occur	Hedged item affected income statement	Income statement line item that includes reclassified amount
At 31 December 2019	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages		186
Fixed rate issuance		(32)
Fixed rate bonds		(11)
Cash flow hedges
Foreign exchange
Foreign currency issuance	(265)	—	(101)	(92)	Interest expense
Customer deposits	(22)	—	—	7	Interest expense
Interest rate
Customer loans	651	98	—	(362)	Interest income
Central bank balances	237	36	—	(66)	Interest income
Customer deposits	—	—	—	6	Interest expense
1Hedge ineffectiveness is included in the income statement within net trading income.
There was a gain of £6 million (2019: gain of £101 million) reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST
Year ended 31 December 2020

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances to banks
At 1 January 2020	9,777	—	—	—	9,777	2	—	—	—	2
Exchange and other adjustments	50	—	—	—	50	(1)	—	—	—	(1)
Additions (repayments)	925	—	—	—	925	—	—	—	—	—
Charge to the income statement						5	—	—	—	5
At 31 December 2020	10,752	—	—	—	10,752	6	—	—	—	6
Allowance for impairment losses	(6)	—	—	—	(6)
Net carrying amount	10,746	—	—	—	10,746

Loans and advances to customers
At 1 January 2020	449,975	28,543	6,015	13,714	498,247	675	995	1,447	142	3,259
Exchange and other adjustments[1]	1,308	(59)	(422)	(8)	819	—	(1)	54	21	74
Transfers to Stage 1	4,972	(4,956)	(16)		—	146	(143)	(3)		—
Transfers to Stage 2	(28,855)	29,467	(612)		—	(218)	268	(50)		—
Transfers to Stage 3	(1,633)	(2,031)	3,664		—	(9)	(156)	165		—
Impact of transfers between stages	(25,516)	22,480	3,036		—	(85)	883	569		1,367
						(166)	852	681		1,367
Other changes in credit quality						857	(16)	1,196	167	2,204
Additions (repayments)	8,176	695	(802)	(1,156)	6,913	50	145	(38)	(30)	127
Methodology and model changes						(44)	170	26	—	152
Charge to the income statement						697	1,151	1,865	137	3,850
Advances written off			(1,587)	(39)	(1,626)			(1,587)	(39)	(1,626)
Recoveries of advances written off in previous years			250	—	250			250	—	250
Discount unwind								(47)	—	(47)
At 31 December 2020	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760
Allowance for impairment losses	(1,372)	(2,145)	(1,982)	(261)	(5,760)
Net carrying amount	432,571	49,514	4,508	12,250	498,843

Debt securities
At 1 January 2020	5,544	—	3	—	5,547	—	—	3	—	3
Exchange and other adjustments	(21)	—	—	—	(21)	—	—	—	—	—
Additions (repayments)	(117)	—	—	—	(117)	—	—	—	—	—
Charge to the income statement						1	—	—	—	1
Financial assets that have been written off during the year			(1)	—	(1)			(1)	—	(1)
At 31 December 2020	5,406	—	2	—	5,408	1	—	2	—	3
Allowance for impairment losses	(1)	—	(2)	—	(3)
Net carrying amount	5,405	—	—	—	5,405
Total financial assets at amortised cost	448,722	49,514	4,508	12,250	514,994
1Exchange and other adjustments includes the impact of movements in exchange rates, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets.
During the year, the economic outlook deteriorated markedly as a consequence of the COVID-19 pandemic. The Group’s economic assumptions are outlined in note 3 and these have resulted in a significant increase in the expected credit loss (ECL) allowance.
The total allowance for impairment losses includes £192 million (2019: £201 million) in respect of residual value impairment and voluntary terminations within the Group’s UK motor finance business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued
Movements in Retail mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
At 1 January 2020	257,043	16,935	1,506	13,714	289,198	23	281	122	142	568
Exchange and other adjustments[1]	—	—	—	(8)	(8)	—	—	—	21	21
Transfers to Stage 1	2,418	(2,414)	(4)		—	17	(17)	—		—
Transfers to Stage 2	(16,463)	16,882	(419)		—	(4)	22	(18)		—
Transfers to Stage 3	(199)	(974)	1,173		—	—	(35)	35		—
Impact of transfers between stages	(14,244)	13,494	750		—	(15)	198	66		249
						(2)	168	83		249
Other changes in credit quality						63	(26)	(23)	167	181
Additions (repayments)	8,619	(1,411)	(375)	(1,156)	5,677	14	(15)	(13)	(30)	(44)
Methodology and model changes						6	60	24	—	90
Charge to the income statement						81	187	71	137	476
Advances written off			(37)	(39)	(76)			(37)	(39)	(76)
Recoveries of advances written off in previous years			15	—	15			15	—	15
Discount unwind								20	—	20
At 31 December 2020	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Allowance for impairment losses	(104)	(468)	(191)	(261)	(1,024)
Net carrying amount	251,314	28,550	1,668	12,250	293,782
1Exchange and other adjustments includes the impact of movements in exchange rates, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets.
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
Undrawn balances
At 1 January 2020	95	77	5	—	177
Exchange and other adjustments	(6)	(1)	—	—	(7)
Transfers to Stage 1	19	(19)	—		—
Transfers to Stage 2	(11)	11	—		—
Transfers to Stage 3	(1)	(6)	7		—
Impact of transfers between stages	(10)	102	10		102
	(3)	88	17		102
Other items charged to the income statement	126	70	(9)	—	187
Charge to the income statement	123	158	8	—	289
At 31 December 2020	212	234	13	—	459

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued
The Group's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
In respect of:
Loans and advances to banks	6	—	—	—	6
Loans and advances to customers:
Retail mortgages	104	468	191	261	1,024
Other	1,268	1,677	1,791	—	4,736
	1,372	2,145	1,982	261	5,760
Debt securities	1	—	2	—	3
Financial assets at amortised cost	1,379	2,145	1,984	261	5,769
Other assets	—	—	19	—	19
Provisions in relation to loan commitments and financial guarantees	212	234	13	—	459
Total	1,591	2,379	2,016	261	6,247
Expected credit loss in respect of financial assets as fair value through other comprehensive income (memorandum item)	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued
Year ended 31 December 2019

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances to banks
At 1 January 2019	6,282	3	—	—	6,285	2	—	—	—	2
Exchange and other adjustments	(218)	—	—	—	(218)	—	—	—	—	—
Additions (repayments)	3,713	(3)	—	—	3,710	—	—	—	—	—
At 31 December 2019	9,777	—	—	—	9,777	2	—	—	—	2
Allowance for impairment losses	(2)	—	—	—	(2)
Net carrying amount	9,775	—	—	—	9,775

Loans and advances to customers
At 1 January 2019	441,531	25,345	5,741	15,391	488,008	525	994	1,553	78	3,150
Exchange and other adjustments[1]	(498)	(34)	47	283	(202)	11	(9)	27	283	312
Acquisition of portfolios	3,694	—	—	—	3,694
Transfers to Stage 1	6,318	(6,286)	(32)		—	229	(222)	(7)		—
Transfers to Stage 2	(13,084)	13,516	(432)		—	(53)	92	(39)		—
Transfers to Stage 3	(1,540)	(1,440)	2,980		—	(15)	(140)	155		—
Impact of transfers between stages	(8,306)	5,790	2,516		—	(175)	353	420		598
						(14)	83	529		598
Other changes in credit quality						29	—	911	(106)	834
Additions (repayments)	13,554	(2,558)	(858)	(1,934)	8,204	91	(46)	(97)	(87)	(139)
Methodology and model changes						33	(27)	8	—	14
Charge to the income statement						139	10	1,351	(193)	1,307
Advances written off			(1,828)	(54)	(1,882)			(1,828)	(54)	(1,882)
Recoveries of advances written off in previous years			397	28	425			397	28	425
Discount unwind								(53)	—	(53)
At 31 December 2019	449,975	28,543	6,015	13,714	498,247	675	995	1,447	142	3,259
Allowance for impairment losses	(675)	(995)	(1,447)	(142)	(3,259)
Net carrying amount	449,300	27,548	4,568	13,572	494,988

Debt securities
At 1 January 2019	5,238	—	6	—	5,244	—	—	6	—	6
Exchange and other adjustments	(94)	—	(2)	—	(96)	—	—	(2)	—	(2)
Additions (repayments)	400	—	—	—	400	—	—	—	—	—
Financial assets that have been written off during the year			(1)	—	(1)			(1)	—	(1)
At 31 December 2019	5,544	—	3	—	5,547	—	—	3	—	3
Allowance for impairment losses	—	—	(3)	—	(3)
Net carrying amount	5,544	—	—	—	5,544
Total financial assets at amortised cost	464,619	27,548	4,568	13,572	510,307
1Exchange and other adjustments includes the impact of movements in exchange rates, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued
Movements in Retail mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
At 1 January 2019	257,797	13,654	1,393	15,391	288,235	37	226	118	78	459
Exchange and other adjustments[1]	(1)	—	2	283	284	—	—	—	283	283
Acquisition of portfolios	3,694	—	—	—	3,694
Transfers to Stage 1	3,060	(3,057)	(3)		—	17	(17)	—		—
Transfers to Stage 2	(7,879)	8,242	(363)		—	(13)	33	(20)		—
Transfers to Stage 3	(427)	(472)	899		—	(5)	(21)	26		—
Impact of transfers between stages	(5,246)	4,713	533		—	(15)	104	39		128
						(16)	99	45		128
Other changes in credit quality						6	10	(33)	(106)	(123)
Additions (repayments)	799	(1,432)	(416)	(1,934)	(2,983)	(4)	(20)	(16)	(87)	(127)
Methodology and model changes						—	(34)	(10)	—	(44)
Charge to the income statement						(14)	55	(14)	(193)	(166)
Advances written off			(35)	(54)	(89)			(35)	(54)	(89)
Recoveries of advances written off in previous years			29	28	57			29	28	57
Discount unwind								24	—	24
At 31 December 2019	257,043	16,935	1,506	13,714	289,198	23	281	122	142	568
Allowance for impairment losses	(23)	(281)	(122)	(142)	(568)
Net carrying amount	257,020	16,654	1,384	13,572	288,630
1Exchange and other adjustments includes the impact of movements in exchange rates, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets.
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
Undrawn balances
At 1 January 2019	123	64	6	—	193
Exchange and other adjustments	—	(1)	—	—	(1)
Transfers to Stage 1	19	(19)	—		—
Transfers to Stage 2	(4)	4	—		—
Transfers to Stage 3	(1)	(3)	4		—
Impact of transfers between stages	(17)	24	(1)		6
	(3)	6	3		6
Other items charged to the income statement	(25)	8	(4)	—	(21)
Charge to the income statement	(28)	14	(1)	—	(15)
At 31 December 2019	95	77	5	—	177

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued
The Group's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
In respect of:
Loans and advances to banks	2	—	—	—	2
Loans and advances to customers:
Retail mortgages	23	281	122	142	568
Other	652	714	1,325	—	2,691
	675	995	1,447	142	3,259
Debt securities	—	—	3	—	3
Financial assets at amortised cost	677	995	1,450	142	3,264
Other assets	—	—	14	—	14
Provisions in relation to loan commitments and financial guarantees	95	77	5	—	177
Total	772	1,072	1,469	142	3,455
Expected credit loss in respect of financial assets as fair value through other comprehensive income (memorandum item)	—	—	—	—	—
The movement tables are compiled by comparing the position at 31 December to that at the beginning of the year. Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 31 December, with the exception of those held within purchased or originated credit-impaired, which are not transferable.
Additions (repayments) comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 19: FINANCE LEASE RECEIVABLES
The Group's finance lease receivables are classified as loans and advances to customers and accounted for at amortised cost. The balance is analysed as follows:

	2020	2019
	£m	£m
Gross investment in finance leases, receivable:
Not later than 1 year	314	490
Later than 1 year and not later than 2 years	187	347
Later than 2 years and not later than 3 years	150	181
Later than 3 years and not later than 4 years	199	145
Later than 4 years and not later than 5 years	118	208
Later than 5 years	758	883
	1,726	2,254
Unearned future finance income on finance leases	(526)	(563)
Rentals received in advance	(18)	(20)
Net investment in finance leases	1,182	1,671
The net investment in finance leases represents amounts recoverable as follows:

	2020	2019
	£m	£m
Not later than 1 year	235	406
Later than 1 year and not later than 2 years	135	326
Later than 2 years and not later than 3 years	105	130
Later than 3 years and not later than 4 years	160	103
Later than 4 years and not later than 5 years	88	171
Later than 5 years	459	535
Net investment in finance leases	1,182	1,671
Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. There was an allowance for uncollectable finance lease receivables included in the allowance for impairment losses of £22 million (2019: £12 million).
NOTE 20: FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2020	2019
	£m	£m
Debt securities:
Government securities	14,286	13,098
Asset-backed securities:
Mortgage-backed securities	—	121
Other asset-backed securities	180	60
Corporate and other debt securities	12,935	11,051
	27,401	24,330
Treasury and other bills	36	535
Equity shares	166	227
Total financial assets at fair value through other comprehensive income	27,603	25,092
All assets were assessed at Stage 1 at 31 December 2019 and 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 21: INVESTMENTS IN JOINT VENTURES AND ASSOCIATES
The Group's share of results of, and investments in, equity accounted joint ventures and associates comprises:

	Joint ventures			Associates			Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Share of income statement amounts:
Income	72	66	8	4	(1)	—	76	65	8
Expenses	(78)	(59)	1	(11)	—	—	(89)	(59)	1
Impairment	—	—	—	—	—	—	—	—	—
(Loss) profit before tax	(6)	7	9	(7)	(1)	—	(13)	6	9
Tax	—	—	—	—	—	—	—	—	—
Share of post-tax results	(6)	7	9	(7)	(1)	—	(13)	6	9
Share of other comprehensive income	—	—	8	—	—	—	—	—	8
Share of total comprehensive income	(6)	7	17	(7)	(1)	—	(13)	6	17
Share of balance sheet amounts:
Current assets	437	347		12	5		449	352
Non-current assets	158	158		7	6		165	164
Current liabilities	(148)	(35)		(2)	—		(150)	(35)
Non-current liabilities	(168)	(177)		—	—		(168)	(177)
Share of net assets at 31 December	279	293		17	11		296	304
Movement in investments over the year:
At 1 January	293	79		11	12		304	91
Acquisitions	—	1		—	—		—	1
Establishment of joint venture	—	208		—	—		—	208
Additional investments	3	—		13	—		16	—
Repayment of capital	(11)	—		—	—		(11)	—
Share of post-tax results	(6)	7		(7)	(1)		(13)	6
Share of other comprehensive income	—	—		—	—		—	—
Dividends paid	—	(2)		—	—		—	(2)
Share of net assets at 31 December	279	293		17	11		296	304
The Group's unrecognised share of losses of associates for the year was £nil (2019: £nil; 2018; £4 million). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group's unrecognised share of losses net of unrecognised profits on a cumulative basis of associates is £2 million (2019: £17 million; 2018 £17 million) and of joint ventures is £5 million (2019: £3 million; 2018: £3 million).
Where entities have statutory accounts drawn up to a date other than 31 December management accounts are used when accounting for them by the Group.
NOTE 22: GOODWILL

	2020	2019
	£m	£m
At 1 January	2,324	2,310
Acquisition of businesses	—	14
Impairment charged to the income statement	(4)	—
At 31 December	2,320	2,324
Cost[1]	2,664	2,664
Accumulated impairment losses	(344)	(340)
At 31 December	2,320	2,324
1For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.
The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,320 million (2019: £2,324 million), £1,836 million, or 79 per cent (2019: £1,836 million, 79 per cent) has been allocated to Scottish Widows in the Group’s Insurance and Wealth division; £302 million, or 13 per cent (2019: £302 million, or 13 per cent) has been allocated to the credit card business in the Group’s Retail division; and £166 million, or 7 per cent (2019: £170 million, 7 per cent) to Motor Finance in the Group’s Retail division.
The recoverable amount of the goodwill relating to Scottish Widows has been based on a value-in-use calculation. The calculation uses pre-tax projections of future cash flows based upon budgets and plans approved by management covering a three-year period, the related run-off of existing business in-force and a discount rate of 10 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes, product mix and margins having regard to expected market conditions and competitor activity. The discount rate is determined with reference to internal measures and available industry information. New business cash flows beyond the three-year period have been extrapolated using a steady 2 per cent growth rate which does not exceed the long-term average growth rate for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 22: GOODWILL continued
the life assurance market. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the goodwill relating to Scottish Widows to fall below its balance sheet carrying value.
The recoverable amount of the goodwill relating to Motor Finance has also been based on a value-in-use calculation using pre-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate of 14 per cent. The cash flows beyond the four-year period are extrapolated using a growth rate of 0.5 per cent which does not exceed the long-term average growth rates for the markets in which Motor Finance participates. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the goodwill relating to Motor Finance to fall below the balance sheet carrying value. The impairment charge of £4 million related to the goodwill arising on a small, separable acquisition a number of years ago.
The recoverable amount of the goodwill relating to the Cards business has been based on a value-in-use calculation using pre-tax cash flow projections based on financial budgets and plans approved by management covering a five-year period and a discount rate of 13 per cent. The cash flows beyond the five year period assume no growth. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the goodwill relating to the Cards business to fall below the balance sheet carrying value.
NOTE 23: VALUE OF IN-FORCE BUSINESS
Key assumptions
The impact of reasonably possible changes in the key assumptions made in respect of the Group's life insurance business, which include the impact on the value of in-force business, are disclosed in note 31.
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
A market-consistent approach has been adopted for the valuation of financial options and guarantees, using a stochastic option pricing technique calibrated to be consistent with the market price of relevant options at each valuation date. Further information on options and guarantees can be found in note 30.
The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds and illiquid loan assets. The value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of corporate bond holdings and relevant illiquid loan assets. In determining the market premium for illiquidity, a range of inputs are considered which reflect actual asset allocation and relevant observable market data. The illiquidity premium is estimated to be 77 basis points at 31 December 2020 (31 December 2019: 91 basis points).
The risk-free rate is derived from the relevant swap curve with a deduction for credit risk.
The table below shows the resulting range of yields and other key assumptions at 31 December:

	2020	2019
	%	%
Risk-free rate (value of in-force non-annuity business)[1]	(0.36) to 3.75	0.00 to 3.90
Risk-free rate (value of in-force annuity business)[1]	0.41 to 4.53	0.91 to 4.81
Risk-free rate (financial options and guarantees)[1]	(0.36) to 3.75	0.00 to 3.90
Retail price inflation	3.00	3.11
Expense inflation	3.30	3.41
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
Non-economic assumptions
Future mortality, morbidity, expenses, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management’s view of future experience. Further information on these assumptions is given in note 30 and the effect of changes in key assumptions is given in note 31.
The gross value of in-force business asset in the consolidated balance sheet is as follows:

	2020	2019
	£m	£m
Acquired value of in-force non-participating investment contracts	221	247
Value of in-force insurance and participating investment contracts	5,396	5,311
Total value of in-force business	5,617	5,558

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 23: VALUE OF IN-FORCE BUSINESS continued
The movement in the acquired value of in-force non-participating investment contracts over the year is as follows:

	2020	2019
	£m	£m
At 1 January	247	271
Acquisition of business	—	6
Amortisation (note 11)	(26)	(30)
At 31 December	221	247
The acquired value of in-force non-participating investment contracts includes £134 million (2019: £150 million) in relation to OEIC business.
Movement in value of in-force business
The movement in the value of in-force insurance and participating investment contracts over the year is as follows:

	2020	2019
	£m	£m
At 1 January	5,311	4,491
Exchange and other adjustments	9	(5)
Movements in the year:
New business	361	696
Existing business:
Expected return	(297)	(274)
Experience variances	(82)	(43)
Assumption changes	141	102
Economic variance	(47)	344
Movement in the value of in-force business (note 9)	76	825
At 31 December	5,396	5,311
This breakdown shows the movement in the value of in-force business only, and does not represent the full contribution that each item in the breakdown makes to profit before tax. This will also contain changes in the other assets and liabilities of the relevant businesses, including the effects of changes in assumptions used to value the liabilities. The presentation of economic variance includes the impact of financial market conditions being different at the end of the year from those included in assumptions used to calculate new and existing business returns.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 24: OTHER INTANGIBLE ASSETS

	Brands	Core deposit intangible	Purchased credit card relationships	Customer- related intangibles	Capitalised software enhancements	Total
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2019	596	2,770	1,002	538	3,931	8,837
Exchange and other adjustments	—	—	—	—	4	4
Additions	—	—	—	—	1,033	1,033
Disposals	—	—	—	—	(10)	(10)
At 31 December 2019	596	2,770	1,002	538	4,958	9,864
Exchange and other adjustments	—	—	—	—	—	—
Additions	—	—	—	—	991	991
Disposals	—	—	—	—	(55)	(55)
At 31 December 2020	596	2,770	1,002	538	5,894	10,800
Accumulated amortisation:
At 1 January 2019	216	2,770	411	538	1,555	5,490
Exchange and other adjustments	—	—	—	—	4	4
Charge for the year (note 11)	—	—	70	—	496	566
Disposals	—	—	—	—	(4)	(4)
At 31 December 2019	216	2,770	481	538	2,051	6,056
Exchange and other adjustments	—	—	—	—	(1)	(1)
Charge for the year (note 11)	—	—	70	—	590	660
Disposals	—	—	—	—	(55)	(55)
At 31 December 2020	216	2,770	551	538	2,585	6,660
Balance sheet amount at 31 December 2020	380	—	451	—	3,309	4,140
Balance sheet amount at 31 December 2019	380	—	521	—	2,907	3,808
Brands arising from the acquisition of Bank of Scotland in 2009 are recognised on the Group's balance sheet and have been determined to have an indefinite useful life. The carrying value at 31 December 2020 was £380 million (2019: £380 million). The Bank of Scotland name has been in existence for over 300 years and there are no indications that the brand should not have an indefinite useful life. The recoverable amount has been based on a value-in-use calculation. The calculation uses post-tax projections of the income generated by the brands, a discount rate of 9.31 per cent and a future growth rate of 2.5 per cent. Management estimates that if the growth rate were decreased by 1 per cent there would have been an impairment charge of £50 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25: PROPERTY, PLANT AND EQUIPMENT

	Investment properties	Premises	Equipment	Operating lease assets	Right-of- use asset[1]	Total
	£m	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2019	3,770	1,216	5,007	6,754	1,716	18,463
Exchange and other adjustments	16	3	5	(4)	—	20
Additions	—	121	522	1,693	196	2,532
Expenditure on investment properties (see below)	73	—	—	—	—	73
Change in fair value of investment properties (note 7)	(108)	—	—	—	—	(108)
Disposals	(198)	(245)	(238)	(1,694)	(27)	(2,402)
At 31 December 2019	3,553	1,095	5,296	6,749	1,885	18,578
Exchange and other adjustments	—	1	—	(3)	(2)	(4)
Additions	—	76	316	1,436	142	1,970
Expenditure on investment properties (see below)	82	—	—	—	—	82
Change in fair value of investment properties (note 7)	(209)	—	—	—	—	(209)
Disposals	(79)	(189)	(505)	(1,917)	(125)	(2,815)
At 31 December 2020	3,347	983	5,107	6,265	1,900	17,602
Accumulated depreciation and impairment:
At 1 January 2019	—	216	2,298	1,933	—	4,447
Exchange and other adjustments	—	—	(1)	(36)	1	(36)
Depreciation charge for the year (note 11)	—	125	715	1,008	216	2,064
Disposals	—	(225)	(180)	(595)	(1)	(1,001)
At 31 December 2019	—	116	2,832	2,310	216	5,474
Exchange and other adjustments	—	(2)	2	(3)	(1)	(4)
Depreciation charge for the year (note 11)	—	127	680	1,011	228	2,046
Disposals	—	(143)	(469)	(1,013)	(43)	(1,668)
At 31 December 2020	—	98	3,045	2,305	400	5,848
Balance sheet amount at 31 December 2020	3,347	885	2,062	3,960	1,500	11,754
Balance sheet amount at 31 December 2019	3,553	979	2,464	4,439	1,669	13,104
1Primarily premises.
Expenditure on investment properties is comprised as follows:

	2020	2019
	£m	£m
Acquisitions of new properties	61	21
Additional expenditure on existing properties	21	52
	82	73
Rental income of £191 million (2019: £191 million) and direct operating expenses of £32 million (2019: £32 million) arising from properties that generate rental income have been recognised in the income statement.
Capital expenditure in respect of investment properties which had been contracted for but not recognised in the financial statements was £38 million (2019: £7 million).
The table above analyses movements in investment properties, all of which are categorised as level 3. See note 48 for details of levels in the fair value hierarchy.
At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2020	2019
	£m	£m
Receivable within 1 year	864	978
1 to 2 years	548	620
2 to 3 years	274	312
3 to 4 years	78	102
4 to 5 years	7	12
Over 5 years	—	2
Total future minimum rentals receivable	1,771	2,026
Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 26: OTHER ASSETS

	2020	2019
	£m	£m
Deferred acquisition and origination costs	74	83
Settlement balances	1,389	654
Other assets and prepayments	2,787	3,737
Total other assets	4,250	4,474
NOTE 27: FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2020	2019
	£m	£m
Liabilities designated at fair value through profit or loss: debt securities in issue	6,828	7,531
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	14,996	11,048
Other deposits	6	98
Short positions in securities	816	2,809
	15,818	13,955
Total financial liabilities at fair value through profit or loss	22,646	21,486
Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.
The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2020 was £11,503 million, which was £4,675 million higher than the balance sheet carrying value (2019: £14,365 million, which was £6,834 million higher than the balance sheet carrying value). At 31 December 2020 there was a cumulative £109 million increase in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount, an increase of £75 million arose in 2020 and an increase of £419 million arose in 2019.
For the fair value of collateral pledged in respect of repurchase agreements see note 51.
NOTE 28: DEBT SECURITIES IN ISSUE

	2020	2019
	£m	£m
Medium-term notes issued	42,621	41,291
Covered bonds (note 29)	23,980	29,821
Certificates of deposit issued	7,998	10,598
Securitisation notes (note 29)	4,406	7,288
Commercial paper	8,392	8,691
Total debt securities in issue	87,397	97,689

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 29: SECURITISATIONS AND COVERED BONDS
Securitisation programmes
Loans and advances to customers include loans securitised under the Group’s securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet, with the related notes in issue included within debt securities in issue.
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
The Group’s principal securitisation and covered bond programmes, together with the balances of the advances subject to these arrangements and the carrying value of the notes in issue at 31 December, are listed below. The notes in issue are reported in note 28.

	2020		2019
	Loans and advances securitised	Notes in issue	Loans and advances securitised	Notes in issue
	£m	£m	£m	£m
Securitisation programmes
UK residential mortgages	23,984	21,640	25,815	23,505
Commercial loans	2,884	4,004	5,116	6,037
Credit card receivables	5,890	4,340	8,164	5,767
Motor vehicle finance	1,826	1,915	3,450	3,462
	34,584	31,899	42,545	38,771
Less held by the Group		(27,448)		(31,436)
Total securitisation programmes (notes 27 and 28)[1]		4,451		7,335
Covered bond programmes
Residential mortgage-backed	33,980	23,480	37,579	29,321
Social housing loan-backed	980	600	1,552	600
	34,960	24,080	39,131	29,921
Less held by the Group		(100)		(100)
Total covered bond programmes (note 28)		23,980		29,821
Total securitisation and covered bond programmes		28,431		37,156
1Includes £45 million (2019: £47 million) of securitisation notes held at fair value through profit or loss.
Cash deposits of £3,930 million (2019: £4,703 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group. Additionally, the Group has certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2020 these obligations had not been triggered; the maximum exposure under these facilities was £52 million (2019: £56 million).
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
The Group recognises the full liabilities associated with its securitisation and covered bond programmes within debt securities in issue, although the obligations of the Group in respect of its securitisation issuances are limited to the cash flows generated from the underlying assets. The Group could be required to provide additional support to a number of the securitisation programmes to support the credit ratings of the debt securities issued, in the form of increased cash reserves and the holding of subordinated notes. Further, certain programmes contain contractual obligations that require the Group to repurchase assets should they become credit impaired or as otherwise required by the transaction documents.
The Group has not provided financial or other support by voluntarily offering to repurchase assets from any of its public securitisation programmes during 2020 (2019: none).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS
Insurance contract and participating investment contract liabilities are comprised as follows:

	2020			2019
	Gross	Reinsurance[1]	Net	Gross	Reinsurance[1]	Net
	£m	£m	£m	£m	£m	£m
Life insurance (see (1) below):
Insurance contracts	102,424	(820)	101,604	96,812	(715)	96,097
Participating investment contracts	13,041	—	13,041	14,063	—	14,063
	115,465	(820)	114,645	110,875	(715)	110,160
Non-life insurance contracts (see (2) below):
Unearned premiums	330	(14)	316	333	(14)	319
Claims outstanding	265	—	265	241	—	241
	595	(14)	581	574	(14)	560
Total	116,060	(834)	115,226	111,449	(729)	110,720
1Reinsurance balances are reported within assets.
(1)Life insurance
The movement in life insurance contract and participating investment contract liabilities over the year can be analysed as follows:

	Insurance contracts	Participating investment contracts	Gross	Reinsurance	Net
	£m	£m	£m	£m	£m
At 1 January 2019	84,366	13,912	98,278	(716)	97,562
New business	5,684	37	5,721	(45)	5,676
Changes in existing business	6,798	114	6,912	46	6,958
Change in liabilities charged to the income statement (note 10)	12,482	151	12,633	1	12,634
Exchange and other adjustments	(36)	—	(36)	—	(36)
At 31 December 2019	96,812	14,063	110,875	(715)	110,160
New business	3,780	28	3,808	(100)	3,708
Changes in existing business	1,832	(1,050)	782	(5)	777
Change in liabilities charged to the income statement (note 10)	5,612	(1,022)	4,590	(105)	4,485
Exchange and other adjustments	—	—	—	—	—
At 31 December 2020	102,424	13,041	115,465	(820)	114,645
Liabilities for insurance contracts and participating investment contracts can be split into with-profit fund liabilities, accounted for using the PRA’s realistic capital regime (realistic liabilities) and non-profit fund liabilities, accounted for using a prospective actuarial discounted cash flow methodology, as follows:

	2020			2019
	With-profit fund	Non-profit fund	Total	With-profit fund	Non-profit fund	Total
	£m	£m	£m	£m	£m	£m
Insurance contracts	7,824	94,600	102,424	8,018	88,794	96,812
Participating investment contracts	6,475	6,566	13,041	7,222	6,841	14,063
Total	14,299	101,166	115,465	15,240	95,635	110,875
With-profit fund realistic liabilities
(i)Business description
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
(ii)Method of calculation of liabilities
With-profit liabilities are stated at their realistic value, the main components of which are:
–With-profit benefit reserve, the total asset shares for with-profit policies;
–Cost of options and guarantees (including guaranteed annuity options);
–Deductions levied against asset shares;
–Planned enhancements to with-profits benefits reserve; and
–Impact of the smoothing policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 30: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued
(iii)Assumptions
Key assumptions used in the calculation of with-profit liabilities, which reflect the impacts of COVID-19 (in particular in relation to persistency and mortality assumptions) that has also increased the level of uncertainty, and the processes for determining these, are:
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
Historical persistency experience is analysed using statistical techniques. As experience can vary considerably between different product types and for contracts that have been in-force for different periods, the data is broken down into broadly homogenous groups for the purposes of this analysis.
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
(iv)Options and guarantees within the With-Profit Funds
The most significant options and guarantees provided from within the With-Profit Funds are in respect of guaranteed minimum cash benefits on death, maturity, retirement or certain policy anniversaries, and guaranteed annuity options on retirement for certain pension policies.
For those policies written in Scottish Widows pre-demutualisation containing potentially valuable options and guarantees, under the terms of the Scheme a separate memorandum account was set up, within the With-Profit Fund originally held in Scottish Widows plc and subsequently transferred into Scottish Widows Limited, called the Additional Account which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2020 of £2.5 billion (2019: £2.6 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.
As noted above, the liabilities of the With-Profit Funds are valued using a market-consistent stochastic simulation model which places a value on the options and guarantees which captures both their intrinsic value and their time value.
The most significant economic assumptions included in the model are risk-free yield and investment volatility.
Non-profit fund liabilities
(i)Business description
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
(ii)Method of calculation of liabilities
The non-profit fund liabilities are determined on the basis of recognised actuarial methods and involve estimating future policy cash flows over the duration of the in-force book of policies, and discounting the cash flows back to the valuation date allowing for probabilities of occurrence.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 30: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued
(iii)Assumptions
Generally, assumptions used to value non-profit fund liabilities are prudent in nature and therefore contain a margin for adverse deviation. This margin for adverse deviation is based on management’s judgement and reflects management’s views on the inherent level of uncertainty. In calculating the value of non-profit fund liabilities, the impacts of COVID-19 that has also increased the level of uncertainty have been considered, in particular in relation to persistency and mortality. The key assumptions used in the measurement of non-profit fund liabilities are:
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
Key changes in assumptions
A detailed review of the Group’s assumptions in 2020 resulted in a net loss of £151 million (2019: net gain of £336 million). The following were the key impacts on profit before tax:
–Change in persistency assumptions (£74 million decrease (2019: £67 million decrease)).
–Change in the assumption in respect of current and future mortality and morbidity rates (£52 million increase (2019: £164 million increase)).
–Change in expenses assumptions (£124 million decrease (2019: £208 million increase)).
These amounts include the impacts of movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.
(iv)Options and guarantees outside the With-Profit Funds
A number of typical guarantees are provided outside the With-Profit Funds such as guaranteed payments on death (for example term assurance) or guaranteed income for life (e.g. annuities). In addition, certain personal pension policyholders in Scottish Widows, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £65 million (2019: £64 million) in respect of those guarantees.
(2)Non-life insurance
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
The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

	2020	2019
	£m	£m
Provisions for unearned premiums
Gross provision at 1 January	333	342
Increase in the year	655	663
Release in the year	(658)	(672)
Change in provision for unearned premiums charged to income statement	(3)	(9)
Gross provision at 31 December	330	333
Reinsurers’ share	(14)	(14)
Net provision at 31 December	316	319
These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 30: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

	2020	2019
	£m	£m
Claims outstanding
Gross claims outstanding at 1 January	241	254
Cash paid for claims settled in the year	(294)	(300)
Increase in liabilities charged to the income statement[1]	318	287
	24	(13)
Gross claims outstanding at 31 December	265	241
Reinsurers’ share	—	—
Net claims outstanding at 31 December	265	241
Notified claims	141	128
Incurred but not reported	124	113
Net claims outstanding at 31 December	265	241
1Of which an increase of £362 million (2019: increase of £335 million) was in respect of current year claims and a decrease of £44 million (2019: decrease of £48 million) was in respect of prior year claims.
NOTE 31: LIFE INSURANCE SENSITIVITY ANALYSIS
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

		2020		2019
	Change in variable	Increase (reduction) in profit before tax	Increase (reduction) in equity	Increase (reduction) in profit before tax	Increase (reduction) in equity
		£m	£m	£m	£m
Non-annuitant mortality and morbidity[1]	5% reduction	16	13	19	16
Annuitant mortality[2]	5% reduction	(333)	(270)	(293)	(243)
Lapse rates[3]	10% reduction	70	57	107	89
Future maintenance and investment expenses[4]	10% reduction	332	269	299	248
Risk-free rate[5]	0.25% reduction	37	30	33	28
Guaranteed annuity option take up6	5% addition	(2)	(1)	(1)	(1)
Equity investment volatility[7]	1% addition	(2)	(2)	(2)	(1)
Widening of credit default spreads[8]	0.25% addition	(467)	(378)	(424)	(352)
Increase in illiquidity premia[9]	0.10% addition	219	178	191	159
Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.
1This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.
2This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.
3This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.
4This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.
5This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.
6This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.
7This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.
8This sensitivity shows the impact of a 25 basis point increase in credit default spreads on corporate bonds and the corresponding reduction in market values. Swap curves, the risk-free rate and illiquidity premia are all assumed to be unchanged.
9This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premia. It assumes the overall spreads on assets are unchanged and hence market values are unchanged. Swap curves and the non-annuity risk-free rate are both assumed to be unchanged. The increased illiquidity premium increases the annuity risk-free rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 32: LIABILITIES ARISING FROM NON-PARTICIPATING INVESTMENT CONTRACTS
The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	2020	2019
	£m	£m
At 1 January	37,459	13,853
Acquisition of business	—	20,981
New business	2,113	1,810
Changes in existing business	(1,120)	815
At 31 December	38,452	37,459
The balances above are shown gross of reinsurance. As at 31 December 2020, related reinsurance balances were £8 million (2019: £21 million); reinsurance balances are reported within assets. Liabilities arising from non-participating investment contracts are categorised as level 2. See note 48 for details of levels in the fair value hierarchy.
NOTE 33: OTHER LIABILITIES

	2020	2019
	£m	£m
Settlement balances	1,191	760
Unitholders’ interest in consolidated Open Ended Investment Companies[1]	11,784	11,928
Unallocated surplus within insurance businesses	343	400
Lease liabilities	1,672	1,844
Other creditors and accruals	5,357	5,401
Total other liabilities	20,347	20,333
1Where a collective investment vehicle is consolidated the interests of parties other than the Group are reported at fair value in other liabilities.
The maturity of the Group's lease liabilities was as follows:

	2020	2019
	£m	£m
Not later than 1 year	234	241
Later than 1 year and not later than 2 years	197	222
Later than 2 years and not later than 3 years	180	207
Later than 3 years and not later than 4 years	147	170
Later than 4 years and not later than 5 years	123	145
Later than 5 years	791	859
	1,672	1,844
NOTE 34: RETIREMENT BENEFIT OBLIGATIONS

	2020	2019	2018
	£m	£m	£m
Charge to the income statement
Defined benefit pension schemes	244	241	401
Other post-retirement benefit schemes	3	4	4
Total defined benefit schemes	247	245	405
Defined contribution pension schemes	319	287	300
Total charge to the income statement (note 11)	566	532	705

	2020	2019
	£m	£m
Amounts recognised in the balance sheet
Retirement benefit assets	1,714	681
Retirement benefit obligations	(245)	(257)
Total amounts recognised in the balance sheet	1,469	424

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 34: RETIREMENT BENEFIT OBLIGATIONS continued
The total amounts recognised in the balance sheet relate to:

	2020	2019
	£m	£m
Defined benefit pension schemes	1,578	550
Other post-retirement benefit schemes	(109)	(126)
Total amounts recognised in the balance sheet	1,469	424
Pension schemes
Defined benefit schemes
(i)Characteristics of and risks associated with the Group’s schemes
The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the main sections of the Lloyds Bank Pension Scheme No. 1, the Lloyds Bank Pension Scheme No. 2 and the HBOS Final Salary Pension Scheme. At 31 December 2020, these schemes represented 94 per cent of the Group’s total gross defined benefit pension assets (2019: 94 per cent). These schemes provide retirement benefits calculated as a percentage of final pensionable salary depending upon the length of service; the minimum retirement age under the rules of the schemes at 31 December 2020 is generally 55 although certain categories of member are deemed to have a contractual right to retire at 50.
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
Terms have now been agreed in principle with the Trustee in respect of the most recent triennial funding valuations of the Group's three main defined benefit pension schemes. The valuations showed an aggregate ongoing funding deficit of approximately £7.3 billion as at 31 December 2019 (a funding level of 85.7 per cent) compared to a £7.3 billion deficit at 31 December 2016 (a funding level of 85.9 per cent). The revised deficit now includes an allowance for the impact of RPI reform announced by the Chancellor of the Exchequer in November 2020. Under the old recovery plan deficit contributions of approximately £0.8 billion were paid in 2020 and £1.3 billion was committed from 2021 to 2024. Under the new recovery plan, £0.8 billion plus a further 30 per cent of in-year capital distributions to ordinary shareholders, up to a limit on total deficit contributions of £2.0 billion per annum, is payable from 2021 until this deficit has been removed. The deficit contributions are in addition to the regular contributions to meet benefits accruing over the year, and to cover the expenses of running the scheme. The Group expects to pay contributions of at least £1.1 billion to its defined benefit schemes in 2021.
During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No. 1 and Lloyds Bank Pension Scheme No. 2 in the form of interests in limited liability partnerships for each of the two schemes which hold assets to provide security for the Group’s obligations to the two schemes. At 31 December 2020, the limited liability partnerships held assets of approximately £6.7 billion. The limited liability partnerships are consolidated fully in the Group’s balance sheet.
The Group has also established three private limited companies which hold assets to provide security for the Group’s obligations to the HBOS Final Salary Pension Scheme, a section of the Lloyds Bank Pension Scheme No. 1 and the Lloyds Bank Offshore Pension Scheme. At 31 December 2020 these held assets of approximately £4.7 billion in aggregate. The private limited companies are consolidated fully in the Group’s balance sheet. The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2020.
The last funding valuations of other Group schemes were carried out on a number of different dates. In order to report the position under IAS 19 as at 31 December 2020 the most recent valuation results for all schemes have been updated by qualified independent actuaries. The funding valuations use a more prudent approach to setting the discount rate and more conservative longevity assumptions than the IAS 19 valuations.
In July 2018 a decision was sought from the High Court in respect of the requirement to equalise the Guaranteed Minimum Pension (GMP) benefits accrued between 1990 and 1997 from contracting out of the State Earnings Related Pension Scheme. In its judgment handed down on 26 October 2018 the High Court confirmed the requirement to treat men and women equally with respect to these benefits and a range of methods that the Trustee is entitled to adopt to achieve equalisation. The Group recognised a past service cost of £108 million in respect of equalisation in 2018 and, following agreement of the detailed implementation approach with the Trustee, a further £33 million was recognised in 2019. A further hearing was held during 2020 which confirmed the extent of the Trustee's obligation to revisit past transfers out of the Schemes. The amount of any additional liability as a result of this judgment is still being reviewed but is not considered likely to be material.
(ii)Amounts in the financial statements

	2020	2019
	£m	£m
Amount included in the balance sheet
Present value of funded obligations	(49,549)	(45,241)
Fair value of scheme assets	51,127	45,791
Net amount recognised in the balance sheet	1,578	550

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 34: RETIREMENT BENEFIT OBLIGATIONS continued

	2020	2019
	£m	£m
Net amount recognised in the balance sheet
At 1 January	550	1,146
Net defined benefit pension charge	(244)	(241)
Actuarial losses on defined benefit obligation	(5,443)	(4,958)
Return on plan assets	5,565	3,531
Employer contributions	1,149	1,062
Exchange and other adjustments	1	10
At 31 December	1,578	550

	2020	2019
	£m	£m
Movements in the defined benefit obligation
At 1 January	(45,241)	(41,092)
Current service cost	(206)	(201)
Interest expense	(914)	(1,172)
Remeasurements:
Actuarial gains (losses) – experience	493	(29)
Actuarial (losses) gains – demographic assumptions	(218)	471
Actuarial losses – financial assumptions	(5,718)	(5,400)
Benefits paid	2,254	2,174
Past service cost	(5)	(44)
Settlements	20	17
Exchange and other adjustments	(14)	35
At 31 December	(49,549)	(45,241)

	2020	2019
	£m	£m
Analysis of the defined benefit obligation:
Active members	(6,550)	(6,413)
Deferred members	(17,647)	(16,058)
Pensioners	(23,409)	(21,032)
Dependants	(1,943)	(1,738)
	(49,549)	(45,241)

	2020	2019
	£m	£m
Changes in the fair value of scheme assets
At 1 January	45,791	42,238
Return on plan assets excluding amounts included in interest income	5,565	3,531
Interest income	937	1,220
Employer contributions	1,149	1,062
Benefits paid	(2,254)	(2,174)
Settlements	(22)	(18)
Administrative costs paid	(54)	(43)
Exchange and other adjustments	15	(25)
At 31 December	51,127	45,791

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 34: RETIREMENT BENEFIT OBLIGATIONS continued
The expense recognised in the income statement for the year ended 31 December comprises:

	2020	2019	2018
	£m	£m	£m
Current service cost	206	201	261
Net interest amount	(23)	(48)	(22)
Past service credits and curtailments	—	—	12
Settlements	2	1	1
Past service cost – plan amendments	5	44	108
Plan administration costs incurred during the year	54	43	41
Total defined benefit pension expense	244	241	401
(iii)Composition of scheme assets

	2020			2019
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m
Equity instruments	616	45	661	555	39	594
Debt instruments[1]:
Fixed interest government bonds	11,328	—	11,328	8,893	—	8,893
Index-linked government bonds	21,058	—	21,058	18,207	—	18,207
Corporate and other debt securities	12,736	—	12,736	10,588	—	10,588
Asset-backed securities	—	—	—	—	—	—
	45,122	—	45,122	37,688	—	37,688
Property	—	136	136	—	158	158
Pooled investment vehicles	650	13,022	13,672	4,773	10,585	15,358
Money market instruments, cash, derivatives and other assets and liabilities	812	(9,276)	(8,464)	204	(8,211)	(8,007)
At 31 December	47,200	3,927	51,127	43,220	2,571	45,791
1Of the total debt instruments, £39,439 million (2019: £33,134 million) were investment grade (credit ratings equal to or better than ‘BBB’).
The assets of all the funded plans are held independently of the Group’s assets in separate trustee administered funds.
The pension schemes’ pooled investment vehicles comprise:

	2020	2019
	£m	£m
Equity funds	3,169	2,429
Hedge and mutual funds	2,181	2,886
Alternative credit funds	4,072	4,716
Property funds	1,551	1,536
Infrastructure funds	1,405	1,648
Liquidity funds	847	1,126
Bond and debt funds	396	971
Other	51	46
At 31 December	13,672	15,358
The Trustee’s approach to investment is focused on acting in the members’ best financial interests, with the integration of ESG (Environmental, Social and Governance) considerations into investment management processes and practices. This policy is reviewed annually (or more frequently as required) and has been shared with the schemes’ investment managers for implementation.
(iv)Assumptions
The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2020	2019
	%	%
Discount rate	1.44	2.05
Rate of inflation:
Retail Price Index (RPI)	2.80	2.94
Consumer Price Index (CPI)	2.41	1.99
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.61	2.57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 34: RETIREMENT BENEFIT OBLIGATIONS continued
On 25 November 2020 the Chancellor of the Exchequer announced the outcome of a consultation into a reform of the calculation of RPI. It is now expected that from 2030 RPI will be aligned with CPIH (the Consumer Price Index including owner-occupiers' housing costs). To determine the RPI assumption a term-dependent inflation curve has been used adjusting for an assumed inflation risk premium. In the period to 2030 a gap of 100 basis points has been assumed between RPI and CPI; thereafter no gap has been assumed.

	2020	2019
	Years	Years
Life expectancy for member aged 60, on the valuation date:
Men	27.0	27.5
Women	29.0	29.2
Life expectancy for member aged 60, 15 years after the valuation date:
Men	28.1	28.5
Women	30.2	30.3
The mortality assumptions used in the UK scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2020 is assumed to live for, on average, 27.0 years for a male and 29.0 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 45 now, when they retire in 15 years’ time at age 60. The Group has considered the impact of COVID-19 and whilst a higher number of deaths have been experienced in 2020, this does not have a material impact on the defined benefit obligation.
(v)Amount, timing and uncertainty of future cash flows
Risk exposure of the defined benefit schemes
Whilst the Group is not exposed to any unusual, entity specific or scheme specific risks in its defined benefit pension schemes, it is exposed to a number of significant risks, detailed below:
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

	Effect of reasonably possible alternative assumptions
	Increase (decrease) in the income statement charge		(Increase) decrease in the net defined benefit pension scheme surplus
	2020	2019	2020	2019
	£m	£m	£m	£m
Inflation (including pension increases)[1]:
Increase of 0.1 per cent	11	12	531	467
Decrease of 0.1 per cent	(11)	(12)	(522)	(460)
Discount rate[2]:
Increase of 0.1 per cent	(20)	(20)	(866)	(763)
Decrease of 0.1 per cent	19	21	890	784
Expected life expectancy of members:
Increase of one year	39	40	2,146	1,636
Decrease of one year	(37)	(39)	(2,052)	(1,575)
1At 31 December 2020, the assumed rate of RPI inflation is 2.80 per cent and CPI inflation 2.41 per cent (2019: RPI 2.94 per cent and CPI 1.99 per cent).
2At 31 December 2020, the assumed discount rate is 1.44 per cent (2019: 2.05 per cent).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 34: RETIREMENT BENEFIT OBLIGATIONS continued
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
The inflation assumption sensitivity applies to both the assumed rate of increase in the Consumer Price Index (CPI) and the Retail Price Index (RPI), and includes the impact on the rate of increases to pensions, both before and after retirement. These pension increases are linked to inflation (either CPI or RPI) subject to certain minimum and maximum limits.
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
A significant goal of the asset-liability matching strategies adopted by Group schemes is to reduce volatility caused by changes in market expectations of interest rates and inflation. In the main schemes, this is achieved by investing scheme assets in bonds, primarily fixed interest gilts and index linked gilts, and by entering into interest rate and inflation swap arrangements. These investments are structured to take into account the profile of scheme liabilities and actively managed to reflect both changing market conditions and changes to the liability profile.
On 28 January 2020, the main schemes entered into a £10 billion longevity insurance arrangement to hedge around 20 per cent of the schemes’ exposure to unexpected increases in life expectancy. This arrangement forms part of the schemes’ investment portfolio and will provide income to the schemes in the event that pensions are paid out for longer than expected. The transaction is structured as a pass-through with Scottish Widows as the insurer, and onwards reinsurance to Pacific Life Re Limited. The valuation of the swap was nil at inception and whilst there has been a slightly higher than expected number of deaths in the population covered by the arrangement, this has not had a material impact on the value of the swap.
At 31 December 2020 the asset-liability matching strategy mitigated around 105 per cent of the liability sensitivity to interest rate movements and around 100 per cent of the liability sensitivity to inflation movements. In addition a small amount of interest rate sensitivity arises through holdings of corporate and other debt securities.
Maturity profile of defined benefit obligation
The following table provides information on the weighted average duration of the defined benefit pension obligation and the distribution and timing of benefit payments:

	2020	2019
	Years	Years
Duration of the defined benefit obligation	19	18

	2020	2019
	£m	£m
Maturity analysis of benefits expected to be paid:
Within 12 months	1,293	1,274
Between 1 and 2 years	1,350	1,373
Between 2 and 5 years	4,347	4,455
Between 5 and 10 years	8,301	8,426
Between 10 and 15 years	9,093	9,229
Between 15 and 25 years	17,485	17,400
Between 25 and 35 years	13,479	13,999
Between 35 and 45 years	7,162	8,291
In more than 45 years	2,287	3,160
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
During the year ended 31 December 2020 the charge to the income statement in respect of defined contribution schemes was £319 million (2019: £287 million; 2018: £300 million), representing the contributions payable by the employer in accordance with each scheme’s rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 34: RETIREMENT BENEFIT OBLIGATIONS continued
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
For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2020 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.40 per cent (2019: 6.54 per cent).
Movements in the other post-retirement benefits obligation:

	2020	2019
	£m	£m
At 1 January	(126)	(124)
Actuarial gains (losses)	16	(6)
Insurance premiums paid	4	7
Charge for the year	(3)	(4)
Exchange and other adjustments	—	1
At 31 December	(109)	(126)
NOTE 35: DEFERRED TAX
The Group’s deferred tax assets and liabilities are as follows:

	2020	2019		2020	2019
Statutory position	£m	£m	Tax disclosure	£m	£m
Deferred tax assets	2,741	2,666	Deferred tax assets	5,527	4,938
Deferred tax liabilities	(45)	(44)	Deferred tax liabilities	(2,831)	(2,316)
Asset at 31 December	2,696	2,622	Asset at 31 December	2,696	2,622
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
As a result of legislation enacted in 2016, the UK corporation tax rate had been expected to reduce from 19 per cent to 17 per cent on 1 April 2020. The Group measures its deferred tax assets and liabilities at the value expected to be recoverable or payable in future periods, and so at 31 December 2019 substantially all of its deferred tax was measured using the 17 per cent tax rate. During the December 2019 election campaign, however, the UK Government stated its intention to maintain the corporation tax rate at 19 per cent, and this tax rate was substantively enacted on 17 March 2020. The Group therefore remeasured its deferred tax assets and liabilities at 19 per cent. The deferred tax impact of this remeasurement in 2020 is a credit of £350 million in the income statement and a charge of £51 million in other comprehensive income.
On 29 October 2018, the UK Government announced its intention to restrict the use of capital tax losses to 50 per cent of any future gains arising. This restriction was substantively enacted on 2 July 2020 and as a result the Group recognised additional deferred tax liabilities of £63 million, with an impact of £47 million as a prior year charge in the income statement and £16 million in other comprehensive income, in respect of unrealised gains at that date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 35: DEFERRED TAX continued
Movements in deferred tax liabilities and assets (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

	Tax losses	Property, plant and equipment	Pension liabilities	Provisions	Share- based payments	Derivatives	Asset revaluations[1]	Other temporary differences	Total
Deferred tax assets	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	3,778	679	62	197	40	—	—	11	4,767
(Charge) credit to the income statement	(167)	(16)	(83)	(87)	4	149	—	174	(26)
Credit to other comprehensive income	—	—	74	116	—	—	—	—	190
Other credit to equity	—	—	—	—	7	—	—	—	7
At 31 December 2019	3,611	663	53	226	51	149	—	185	4,938
(Charge) credit to the income statement	453	5	6	6	(4)	10	29	83	588
(Charge) credit to other comprehensive income	—	—	(3)	22	—	—	—	—	19
Other charge to equity	—	—	—	—	(18)	—	—	—	(18)
At 31 December 2020	4,064	668	56	254	29	159	29	268	5,527

Capitalised software enhancements		Long-term assurance business	Acquisition fair value	Pension assets	Derivatives	Asset revaluations[1]	Other temporary differences	Total
Deferred tax liabilities	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	(36)	(637)	(737)	(273)	(405)	(99)	(127)	(2,314)
(Charge) credit to the income statement	15	(193)	221	59	(48)	(19)	(35)	—
(Charge) credit to other comprehensive income	—	—	—	64	(148)	83	—	(1)
Exchange and other adjustments	—	—	—	—	—	—	(1)	(1)
At 31 December 2019	(21)	(830)	(516)	(150)	(601)	(35)	(163)	(2,316)
(Charge) credit to the income statement	(207)	(13)	144	(77)	(46)	(25)	(76)	(300)
(Charge) credit to other comprehensive income	—	—	—	(165)	(109)	60	—	(214)
Exchange and other adjustments	—	—	—	—	—	—	(1)	(1)
At 31 December 2020	(228)	(843)	(372)	(392)	(756)	—	(240)	(2,831)
1Financial assets at fair value through other comprehensive income.
Deferred tax not recognised
Deferred tax assets of £85 million (2019: £24 million) have been recognised in respect of the future tax benefit of certain expenses of the life assurance business carried forward. The deferred tax asset not recognised in respect of the remaining expenses is approximately £414 million (2019: £254 million), and these expenses can be carried forward indefinitely. The unrecognised deferred tax asset has increased in 2020 because, as UK markets performed poorly, there was a significant increase in the amount of expenses to carry forward.
Deferred tax assets of approximately £114 million (2019: £48 million) have not been recognised in respect of £582 million of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.
In addition, no deferred tax asset is recognised in respect of unrelieved foreign tax credits of £46 million (2019: £46 million), as there are no expected future taxable profits against which the credits can be utilised. These credits can be carried forward indefinitely.
No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £41 million (2019: £35 million) relates to losses that will expire if not used within 20 years, and £48 million (2019: £45 million) relates to losses with no expiry date.
As a result of parent company exemptions on dividends from subsidiaries and on capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and joint arrangements.
NOTE 36: OTHER PROVISIONS

	Provisions for financial commitments and guarantees	Payment protection insurance	Other regulatory provisions	Other	Total
	£m	£m	£m	£m	£m
At 1 January 2020	177	1,880	528	738	3,323
Exchange and other adjustments	(7)	—	11	(9)	(5)
Provisions applied	—	(1,703)	(538)	(198)	(2,439)
Charge for the year	289	85	379	283	1,036
At 31 December 2020	459	262	380	814	1,915

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 36: OTHER PROVISIONS continued
Provisions for financial commitments and guarantees
Provisions are recognised for expected credit losses on undrawn loan commitments and financial guarantees. See also note 18.
Payment protection insurance (excluding MBNA)
The Group has made provisions for PPI costs totalling £21,960 million; of which £85 million was recognised in the final quarter of the year ended 31 December 2020. Of the approximately six million enquiries received pre-deadline, more than 99 per cent have now been processed. The £85 million charge in the fourth quarter was driven by the impact of coronavirus delaying operational activities during 2020, the final stages of work to ensure operational completeness ahead of an orderly programme close and final validation of information requests and complaints with third parties that resulted in a limited number of additional complaints to be handled. A small part of the costs incurred during the year also reflect the costs associated with litigation activity to date.
At 31 December 2020, a provision of £201 million remained unutilised relating to complaints and associated administration costs excluding amounts relating to MBNA. Total cash payments were £1,462 million during the year ended 31 December 2020.
Payment protection insurance (MBNA)
As announced in December 2016, the Group's exposure continues to remain capped at £240 million under the terms of the MBNA sale and purchase agreement. No additional charge has been made by MBNA to its PPI provision in the year ended 31 December 2020; total cash payments in the year were £241 million and the remaining provision at 31 December 2020 was £61 million (31 December 2019: £302 million).
Other provisions for legal actions and regulatory matters
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2020 the Group charged a further £379 million in respect of legal actions and other regulatory matters, and the unutilised balance at 31 December 2020 was £380 million (31 December 2019: £528 million). The most significant items are as follows.
HBOS Reading – review
The Group completed its compensation assessment for those within the Customer Review in 2019 with more than £109 million of compensation paid, in addition to £15 million for ex-gratia payments and £6 million for the reimbursement of legal fees. The Group is applying the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel, an extension of debt relief and a wider definition of de facto directors. Further details of the panel were announced on 3 April 2020 and the panel's full scope and methodology was published on 7 July 2020. The panel’s stated objective is to consider cases via a non-legalistic and fair process, and to make their decisions in a generous, fair and common-sense manner. Details of an appeal process for the further assessments of debt relief and de facto director status have also been announced. The Group continues to make progress on its assessment of claims for further debt relief and de facto director status, completing preliminary assessments for 98 per cent of claims on both debt relief and de facto directors. As part of these activities the Group has recorded charges in relation to compensation payments and associated costs (projected to the fourth quarter of 2021) in 2020 in applying the recommendations, in respect of debt relief and de facto director status. During 2021, decisions from the independent panel re-review on direct and consequential losses will start to be issued, which is likely to result in further charges but it is not possible to estimate the potential impact at this stage. The Group is committed to implementing Sir Ross' recommendations in full.
The Dame Linda Dobbs review, which is considering the Group’s handling of HBOS Reading between January 2009 and January 2017, is now expected to complete towards the end of 2021. The cost of undertaking the review is included in the revised provision.
The 2020 charge of £159 million, and lifetime cost of £435 million, includes both compensation payments and operational costs.
Arrears handling related activities
The Group has provided an additional £35 million in the year ended 31 December 2020 for arrears handling related activities, bringing the total provided to date to £1,016 million; the unutilised balance at 31 December 2020 was £62 million.
Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The German industry-wide issue regarding notification of contractual 'cooling off' periods continued to lead to a similar number of claims in 2020 as 2019. The total provision made to 31 December 2020 was £674 million (31 December 2019: £656 million); utilisation of the provision was £28 million in the year ended 31 December 2020 (2019: £28 million); the remaining unutilised provision as at 31 December 2020 was £93 million (31 December 2019: £101 million). The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.
Other
Following the sale of TSB Banking Group plc, the Group raised a provision of £665 million in relation to various ongoing commitments; £111 million of this provision remained unutilised at 31 December 2020.
Provisions are made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure. At 31 December 2020 provisions of £198 million (31 December 2019: £129 million) were held.
The Group carries provisions of £112 million (2019: £118 million) for indemnities and other matters relating to legacy business disposals in prior years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: SUBORDINATED LIABILITIES
The movement in subordinated liabilities during the year was as follows:

	Preference shares	Preferred securities	Undated subordinated liabilities	Dated subordinated liabilities	Total
	£m	£m	£m	£m	£m
At 1 January 2019	803	3,205	588	13,060	17,656
Repurchases and redemptions during the year[1]	(3)	(49)	(53)	(713)	(818)
Foreign exchange movements	(12)	(83)	(36)	(402)	(533)
Other movements (all non-cash)	114	152	18	541	825
At 31 December 2019	902	3,225	517	12,486	17,130
Issued during the year	—	—	—	1,010	1,010
Repurchases and redemptions during the year[1]	—	(1,609)	—	(3,125)	(4,734)
Foreign exchange movements	(22)	(59)	15	84	18
Other movements (all non-cash)	82	186	(23)	592	837
At 31 December 2020	962	1,743	509	11,047	14,261
1The repurchases and redemptions resulted in cash outflows of £3,874 million (2019: £818 million).

Issued during 2020
Dated subordinated liabilities	£m
4.50% Fixed Rate Step-up Subordinated Notes due 2030 (€309 million)	275
2.707% Fixed Rate Dated Subordinated Reset Notes due 2035 (£1,309 million)	735
1,010
Repurchases and redemptions during 2020
Preferred securities	£m
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)	119
13% Sterling Step-up Perpetual Capital Securities callable 2029 (£700 million)	515
7.281% Perpetual Regulatory Tier One Securities (Series B) (£150 million)	111
6.85% Non-cumulative Perpetual Preferred Securities (US$1,000 million)	580
7.881% Guaranteed Non-voting Non-cumulative Preferred Securities (£245 million)	284
1,609
Dated subordinated liabilities	£m
6.5% Dated Subordinated Notes 2020 (€1,500 million)	1,464
4.50% Fixed Rate Step-up Subordinated Notes due 2030 (€309 million)	284
5.75% Subordinated Fixed to Floating Rate Notes 2025 callable 2020 (£350 million)	370
6.50% Subordinated Fixed Rate Notes 2020 (US$2,000 million)	674
Subordinated Floating Rate Notes 2020 (€100 million)	90
9.625% Subordinated Bonds 2023 (£300 million)	239
7.375% Dated Subordinated Notes 2020	4
3,125
Certain of the above securities were issued or redeemed under exchange offers, which did not result in an extinguishment of the original financial liability for accounting purposes.

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
713

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 37: SUBORDINATED LIABILITIES continued

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during 2020 (2019: none).
NOTE 38: SHARE CAPITAL
(1)Authorised share capital
As permitted by the Companies Act 2006, the Company removed references to authorised share capital from its articles of association at the annual general meeting on 5 June 2009. This change took effect from 1 October 2009.
(2)Issued and fully paid share capital

	2020	2019	2018	2020	2019	2018
	Number of shares	Number of shares	Number of shares	£m	£m	£m
Ordinary shares of 10p (formerly 25p) each
At 1 January	70,052,557,838	71,163,592,264	71,972,949,589	7,005	7,116	7,197
Issued under employee share schemes	786,648,222	775,882,951	768,551,098	79	78	77
Share buyback programme	—	(1,886,917,377)	(1,577,908,423)	—	(189)	(158)
At 31 December	70,839,206,060	70,052,557,838	71,163,592,264	7,084	7,005	7,116
Share issuances
In 2020, 787 million shares (2019: 776 million shares; 2018: 769 million shares) were issued in respect of employee share schemes.
(3)Share capital and control
There are no restrictions on the transfer of shares in the Company other than as set out in the articles of association and:
–certain restrictions which may from time to time be imposed by law and regulations (for example, insider trading laws);
–where directors and certain employees of the Company require the approval of the Company to deal in the Company’s shares; and
–pursuant to the rules of some of the Company’s employee share plans where certain restrictions may apply while the shares are subject to the plans.
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
In addition, the Company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights. Information regarding significant direct or indirect holdings of shares in the Company can be found on page 161.
The directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary and preference shares as granted at the annual general meeting on 21 May 2020. The authority to issue shares and the authority to make market purchases of shares will expire at the next annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.
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
Ordinary shares
The holders of ordinary shares, who held 100 per cent of the total ordinary share capital at 31 December 2020, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares may also receive a dividend (subject to the provisions of the Company’s articles of association) and on a winding up may share in the assets of the Company.
Preference shares
The Company has in issue various classes of preference shares which are all classified as liabilities under accounting standards and which are included in note 37.
NOTE 39: SHARE PREMIUM ACCOUNT

	2020	2019	2018
	£m	£m	£m
At 1 January	17,751	17,719	17,634
Issued under employee share schemes	112	29	85
Redemption of preference shares[1]	—	3	—
At 31 December	17,863	17,751	17,719
1During the year ended 31 December 2019, the Company redeemed all of its outstanding 6.3673% Non-cumulative Fixed to Floating Rate Preference Shares at their combined sterling par value of £3 million. These preference shares had been accounted for as subordinated liabilities. On redemption an amount of £3 million was transferred from the distributable merger reserve to the share premium account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40: OTHER RESERVES

	2020	2019	2018
	£m	£m	£m
Other reserves comprise:
Merger reserve	7,763	7,763	7,766
Capital redemption reserve	4,462	4,462	4,273
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	99	123	279
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	(47)	19	5
Cash flow hedging reserve	1,629	1,504	1,051
Foreign currency translation reserve	(159)	(176)	(164)
At 31 December	13,747	13,695	13,210
The merger reserve primarily comprises the premium on shares issued in January 2009 as part of the recapitalisation of the Group and the acquisition of HBOS plc.
The capital redemption reserve represents transfers from distributable reserves in accordance with companies’ legislation upon the redemption of ordinary and preference share capital.
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
Movements in other reserves were as follows:

	2020	2019	2018
	£m	£m	£m
Merger reserve
At 1 January	7,763	7,766	7,766
Redemption of preference shares (note 39)	—	(3)	—
At 31 December	7,763	7,763	7,766

	2020	2019	2018
	£m	£m	£m
Capital redemption reserve
At 1 January	4,462	4,273	4,115
Shares cancelled under share buyback programmes	—	189	158
At 31 December	4,462	4,462	4,273

	2020	2019	2018
	£m	£m	£m
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income
At 1 January	123	279	472

Change in fair value	46	(30)	(37)
Deferred tax	29	10	35
Current tax	(2)	—	—
	73	(20)	(2)
Income statement transfers in respect of disposals (note 9)	(149)	(196)	(275)
Deferred tax	47	61	84
	(102)	(135)	(191)
Impairment recognised in the income statement	5	(1)	—
At 31 December	99	123	279

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 40: OTHER RESERVES continued

	2020	2019	2018
	£m	£m	£m
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income
At 1 January	19	5	(49)

Change in fair value	(50)	—	(97)
Deferred tax	(16)	12	22
	(66)	12	(75)
Realised gains and losses transferred to retained profits	(16)	14	151
Deferred tax	16	(12)	(22)
	—	2	129
At 31 December	(47)	19	5

	2020	2019	2018
	£m	£m	£m
Cash flow hedging reserve
At 1 January	1,504	1,051	1,405
Change in fair value of hedging derivatives	730	1,209	234
Deferred tax	(244)	(303)	(69)
	486	906	165
Income statement transfers	(496)	(608)	(701)
Deferred tax	135	155	182
	(361)	(453)	(519)
At 31 December	1,629	1,504	1,051

	2020	2019	2018
	£m	£m	£m
Foreign currency translation reserve
At 1 January	(176)	(164)	(156)
Currency translation differences arising in the year	4	(12)	(8)
Income statement transfers	13	—	—
At 31 December	(159)	(176)	(164)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 41: RETAINED PROFITS

	2020	2019	2018
	£m	£m	£m
At 1 January	3,246	5,389	3,976
Profit for the year	865	2,459	3,975
Dividends paid	—	(2,312)	(2,240)
Issue costs of other equity instruments (net of tax) (note 42)	—	(3)	(5)
Share buyback programmes (note 40)	—	(1,095)	(1,005)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(2)	(129)
Post-retirement defined benefit scheme remeasurements	113	(1,117)	120
Share of other comprehensive income of associates and joint ventures	—	—	8
Gains and losses attributable to own credit risk (net of tax)[1]	(55)	(306)	389
Movement in treasury shares	293	(3)	40
Value of employee services:
Share option schemes	48	71	53
Other employee award schemes	74	165	207
At 31 December	4,584	3,246	5,389
1During 2020 the Group derecognised, on redemption, financial liabilities on which cumulative fair value movements relating to own credit of £1 million net of tax (2019: £nil; 2018: £nil), had been recognised directly in retained profits.
Retained profits are stated after deducting £230 million (2019: £575 million; 2018: £499 million) representing 592 million (2019: 902 million; 2018: 909 million) treasury shares held.
The payment of dividends by subsidiaries and the ability of members of the Group to lend money to other members of the Group may be subject to regulatory or legal restrictions, the availability of reserves and the financial and operating performance of the entity. Details of such restrictions and the methods adopted by the Group to manage the capital of its subsidiaries are provided under Capital Risk on page 83.
NOTE 42: OTHER EQUITY INSTRUMENTS

	2020	2019	2018
	£m	£m	£m
At 1 January	5,906	6,491	5,355
Issued in the year:
US dollar notes ($1,500 million nominal)	—	—	1,136
US dollar notes ($500 million nominal)	—	396	—
Sterling notes (£500 million nominal)	—	500	—
Redemption	—	(1,481)	—
Profit for the year attributable to other equity holders	453	466	433
Distributions on other equity instruments	(453)	(466)	(433)
At 31 December	5,906	5,906	6,491
The AT1 securities are Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with no fixed maturity or redemption date. The principal terms of the AT1 securities are described below:
–The securities rank behind the claims against Lloyds Banking Group plc of (a) unsubordinated creditors, (b) claims which are, or are expressed to be, subordinated to the claims of unsubordinated creditors of Lloyds Banking Group plc but not further or otherwise or (c) whose claims are, or are expressed to be, junior to the claims of other creditors of Lloyds Banking Group, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the AT1 Securities in a winding-up occurring prior to a conversion event being triggered.
–The securities bear a fixed rate of interest until the first call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five year periods based on market rates.
–Interest on the securities will be due and payable only at the sole discretion of Lloyds Banking Group plc, and Lloyds Banking Group plc may at any time elect to cancel any Interest Payment (or any part thereof) which would otherwise be payable on any Interest Payment Date. There are also certain restrictions on the payment of interest as specified in the terms.
–The securities are undated and are repayable, at the option of Lloyds Banking Group plc, in whole at the first call date or period, or on any fifth anniversary after the first call date or period. In addition, the AT1 securities are repayable, at the option of Lloyds Banking Group plc, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA.
–The securities convert into ordinary shares of Lloyds Banking Group plc, at a pre-determined price, should the fully loaded Common Equity Tier 1 ratio of the Group fall below 7.0 per cent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 43: DIVIDENDS ON ORDINARY SHARES
The directors have recommended a final dividend, which is subject to approval by the shareholders at the Annual General Meeting, of 0.57 pence per share representing a total dividend of £404 million, the maximum allowable under PRA guidelines, which will be paid on 25 May 2021.
At the time of approving the Group’s results for the year ended 31 December 2019, the directors recommended a final dividend of 2.25 pence per share (2018: 2.14 pence per share) representing a total dividend of £1,586 million (2018: £1,523 million), which was to be paid on 27 May 2020. However, on 31 March 2020 the Group announced the cancellation of its final 2019 ordinary dividend. This decision was taken by the Board at the specific request of the regulator, the PRA, in line with all other major UK listed banks, as a result of the developing coronavirus crisis.
The financial statements do not reflect recommended dividends.
Dividends paid during the year were as follows:

	2020	2019	2018	2020	2019	2018
	pence per share	pence per share	pence per share	£m	£m	£m
Final dividend recommended by directors at previous year end	—	2.14	2.05	—	1,523	1,475
Interim dividend paid in the year	—	1.12	1.07	—	789	765
	—	3.26	3.12	—	2,312	2,240
The trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but have chosen to waive their entitlement to the dividends on those shares as indicated: the Lloyds Banking Group Share Incentive Plan (holding at 31 December 2020: 3,990,862 shares, 31 December 2019: 6,508,529 shares, waived rights to all dividends), the HBOS Share Incentive Plan Trust (holding at 31 December 2020: nil, 31 December 2019: 445,625 shares, waived rights to all dividends), the Lloyds Banking Group Employee Share Ownership Trust (holding at 31 December 2020: 20,540,083 shares, 31 December 2019: 11,656,155 shares, waived rights to all dividends).
NOTE 44: SHARE-BASED PAYMENTS
Charge to the income statement
The charge to the income statement is set out below:

	2020	2019	2018
	£m	£m	£m
Deferred bonus plan	81	261	325
Executive and SAYE plans:
Options granted in the year	13	16	14
Options granted in prior years	62	59	71
	75	75	85
Share plans:
Shares granted in the year	16	17	16
Shares granted in prior years	24	20	17
	40	37	33
Total charge to the income statement	196	373	443
During the year ended 31 December 2020 the Group operated the following share-based payment schemes, all of which are equity settled.
Group Performance Share plan
The Group operates a Group Performance Share plan that is equity settled. No award has been made in respect of 2020; the charge in the year relates to prior year awards for which the deferral period has completed.
Save-As-You-Earn schemes
Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) schemes to save up to £500 per month and, at the expiry of a fixed term of three years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discounted price of no less than 80 per cent (90 per cent for the 2020 plan) of the market price at the start of the invitation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 44: SHARE-BASED PAYMENTS continued
Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2020		2019
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	1,068,094,073	44.55	802,994,918	49.30
Granted	779,229,797	24.25	487,654,212	39.87
Exercised	(255,706,663)	47.51	(27,303,963)	51.23
Forfeited	(6,938,102)	43.30	(15,830,204)	48.69
Cancelled	(389,767,675)	42.24	(130,068,149)	49.03
Expired	(74,772,515)	47.26	(49,352,741)	58.74
Outstanding at 31 December	1,120,138,915	30.39	1,068,094,073	44.55
Exercisable at 31 December	792,741	47.49	227,139	60.70
The weighted average share price at the time that the options were exercised during 2020 was £0.61 (2019: £0.59). The weighted average remaining contractual life of options outstanding at the end of the year was 2.98 years (2019: 2.22 years).
The weighted average fair value of SAYE options granted during 2020 was £0.05 (2019: £0.10). The fair values of the SAYE options have been determined using a standard Black-Scholes model.
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
Participants are not entitled to any dividends paid during the vesting period.

	2020		2019
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	7,634,638	Nil	10,263,028	Nil
Granted	1,990,449	Nil	2,336,171	Nil
Exercised	(2,122,302)	Nil	(4,455,481)	Nil
Vested	(47,337)	Nil	(69,005)	Nil
Forfeited	(111,100)	Nil	(39,250)	Nil
Lapsed	(677,976)	Nil	(400,825)	Nil
Outstanding at 31 December	6,666,372	Nil	7,634,638	Nil
Exercisable at 31 December	3,150,407	Nil	2,683,267	Nil
The weighted average fair value of options granted in the year was £0.33 (2019: £0.59). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2020 was £0.36 (2019: £0.60). The weighted average remaining contractual life of options outstanding at the end of the year was 4.1 years (2019: 3.8 years).
Other share plans
Lloyds Banking Group Executive Group Ownership Share Plan
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
At the end of the performance period for the 2017 grant, the targets had not been fully met and therefore these awards vested in 2020 at a rate of 49.7 per cent.

	2020	2019
	Number of shares	Number of shares
Outstanding at 1 January	459,904,745	417,385,636
Granted	211,214,605	174,490,843
Vested	(47,775,806)	(88,318,950)
Forfeited	(96,015,542)	(55,029,439)
Dividend award	6,659,525	11,376,655
Outstanding at 31 December	533,987,527	459,904,745

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 44: SHARE-BASED PAYMENTS continued
Awards in respect of the 2018 grant vested in 2021 at a rate of 33.75 per cent. In previous years participants were entitled to any dividends paid in the vesting period. However, following a regulatory change prohibiting the payment of dividend equivalents on awards, the number of shares subject to award was determined by applying an adjustment factor to the share price on grant. Details of the performance conditions for the plan are provided in the Directors’ remuneration report.
The weighted average fair value of awards granted in the year was £0.28 (2019: £0.45).
Chief Financial Officer Buyout
William Chalmers joined the Group on 3 June 2019 and was appointed as Chief Financial Officer on 1 August 2019 on the retirement of George Culmer. He was granted deferred share awards over 4,086,632 shares, to replace unvested awards from his former employer, Morgan Stanley, that were forfeited as a result of him joining the Group.

	2020	2019
	Number of shares	Number of shares
Outstanding at 1 January	3,268,460	—
Granted	—	4,086,632
Exercised	(1,457,748)	(818,172)
Outstanding at 31 December	1,810,712	3,268,460
The weighted average fair value of awards granted in 2019 was £0.55.
The fair value calculations at 31 December 2020 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	SAYE	Executive Share Plan 2003	Executive Group Ownership Share Plan
Weighted average risk-free interest rate	(0.03%)	(0.01%)	0.18%
Weighted average expected life	3.2 years	1.2 years	3.6 years
Weighted average expected volatility	32%	42%	23%
Weighted average expected dividend yield	5.3%	5.3%	5.3%
Weighted average share price	£0.28	£0.35	£0.47
Weighted average exercise price	£0.24	Nil	Nil
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
On 20 May 2020, the Group made an award of £200 (2019: £200) of shares to all eligible employees. The number of shares awarded was 45,612,424 (2019: 22,422,337), with an average fair value of £0.30 (2019: £0.62) based on the market price at the date of award.
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
The number of shares awarded relating to matching shares in 2020 was 62,262,140 (2019: 37,346,812), with an average fair value of £0.34 (2019: £0.56), based on market prices at the date of award.
Fixed share awards
Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group shares, released over five years with 20 per cent being released each year following the year of award. From June 2020, the fixed share awards are released over three years with one third being released each year following the year of award. The number of shares purchased in 2020 was 13,975,993 (2019: 8,239,332).
The fixed share award is not subject to any performance conditions, performance adjustment or clawback. On an employee leaving the Group, there is no change to the timeline for which shares will become unrestricted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 45: RELATED PARTY TRANSACTIONS
Key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.
The table below details, on an aggregated basis, key management personnel compensation:

	2020	2019	2018
	£m	£m	£m
Compensation
Salaries and other short-term benefits	13	15	14
Post-employment benefits	—	—	—
Share-based payments	13	15	18
Total compensation	26	30	32
Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £nil (2019: £nil; 2018: £nil).

	2020	2019	2018
	million	million	million
Share option plans
At 1 January	—	—	1
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	—	—	—
Exercised/lapsed (includes entitlements of former key management personnel)	—	—	(1)
At 31 December	—	—	—

	2020	2019	2018
	million	million	million
Share plans
At 1 January	101	84	82
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	46	46	39
Exercised/lapsed (includes entitlements of former key management personnel)	(30)	(29)	(37)
At 31 December	117	101	84
The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2020	2019	2018
	£m	£m	£m
Loans
At 1 January	2	2	2
Advanced (includes loans of appointed key management personnel)	—	1	1
Repayments (includes loans of former key management personnel)	—	(1)	(1)
At 31 December	2	2	2
The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 0.39 per cent and 24.20 per cent in 2020 (2019: 6.45 per cent and 24.20 per cent; 2018: 6.70 per cent and 24.20 per cent).
No provisions have been recognised in respect of loans given to key management personnel (2019 and 2018: £nil).

	2020	2019	2018
	£m	£m	£m
Deposits
At 1 January	23	20	20
Placed (includes deposits of appointed key management personnel)	25	44	33
Withdrawn (includes deposits of former key management personnel)	(38)	(41)	(33)
At 31 December	10	23	20
Deposits placed by key management personnel attracted interest rates of up to 2.0 per cent (2019: 3.0 per cent; 2018: 3.5 per cent).
At 31 December 2020, the Group did not provide any guarantees in respect of key management personnel (2019 and 2018: none).
At 31 December 2020, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £0.6 million with four directors and two connected persons (2019: £0.6 million with four directors and two connected persons; 2018: £0.5 million with three directors and three connected persons).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 45: RELATED PARTY TRANSACTIONS continued
Subsidiaries
In accordance with IFRS 10 Consolidated Financial Statements, transactions and balances with subsidiaries have been eliminated on consolidation.
Pension funds
The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2020, customer deposits of £151 million (2019: £169 million) and investment and insurance contract liabilities of £152 million (2019: £127 million) related to the Group’s pension funds. As disclosed in note 34, the Group’s main pension funds have entered into a longevity insurance arrangement that was structured as a pass-through involving Scottish Widows.
Collective investment vehicles
The Group manages 137 (2019: 141) collective investment vehicles, such as Open Ended Investment Companies (OEICs) and of these 76 (2019: 75) are consolidated. The Group invested £659 million (2019: £804 million) and redeemed £1,159 million (2019: £1,771 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £2,234 million (2019: £3,417 million) at 31 December. The Group earned fees of £93 million from the unconsolidated collective investment vehicles during 2020 (2019: £127 million).
Joint ventures and associates
At 31 December 2020 there were loans and advances to customers of £28 million (2019: £75 million) outstanding and balances within customer deposits of £73 million (2019: £5 million) relating to joint ventures and associates.
During the year the Group paid fees of £7 million (2019: £2 million) to its Schroders Personal Wealth joint venture and also made a payment of £20 million under the terms of an Operating Margin Guarantee put in place as part of the agreements for the establishment of the joint venture.
In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2020, these companies had total assets of approximately £4,387 million (2019: £4,761 million), total liabilities of approximately £4,928 million (2019: £5,322 million) and for the year ended 31 December 2020 had turnover of approximately £3,857 million (2019: £4,286 million) and made a net loss of approximately £435 million (2019: net loss of £190 million). In addition, the Group has provided £1,295 million (2019: £1,266 million) of financing to these companies on which it received £91 million (2019: £86 million) of interest income in the year.
NOTE 46: CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not involved in the ongoing litigation which involves card schemes such as Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
–litigation brought by retailers against both Visa and Mastercard continues in the English Courts (and includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that historic interchange arrangements of Mastercard and Visa infringed competition law); and
–litigation brought on behalf of UK consumers in the English Courts against Mastercard, which the Supreme Court has now confirmed can proceed.
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference stock as part of the consideration for the sale of its shares in Visa Europe. In 2020, some of these Visa preference shares were converted into Visa Inc Class A common stock (in accordance with the provisions of the Visa Europe sale documentation) and they were subsequently sold by the Group. The sale had no impact on this contingent liability.
LIBOR and other trading rates
Certain Group companies, together with other panel banks, have been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate. Certain of the plaintiffs' claims have been dismissed by the US Federal Court for the Southern District of New York (subject to appeals).
Certain Group companies are also named as defendants in (i) UK based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
Furthermore, the Swiss Competition Commission concluded its investigation against Lloyds Bank plc in June 2019. However, the Group continues to respond to litigation arising out of the investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.
It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 46: CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES continued
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in early 2022. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £810 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £270 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.
Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All material such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.
Contingent liabilities, commitments and guarantees arising from the banking business

	2020	2019
	£m	£m
Contingent liabilities
Acceptances and endorsements	131	74
Other:
Other items serving as direct credit substitutes	317	366
Performance bonds, including letters of credit, and other transaction-related contingencies	2,105	2,454
	2,422	2,820
Total contingent liabilities	2,553	2,894
The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2020	2019
	£m	£m
Commitments and guarantees
Documentary credits and other short-term trade-related transactions	1	—
Forward asset purchases and forward deposits placed	127	189
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	20,179	12,684
Other commitments and guarantees	89,269	85,735
	109,448	98,419
1 year or over original maturity	38,299	34,945
Total commitments and guarantees	147,875	133,553
Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £73,962 million (2019: £63,504 million) was irrevocable.
Capital commitments
Excluding commitments in respect of investment property (note 25), capital expenditure contracted but not provided for at 31 December 2020 amounted to £501 million (2019: £405 million). Of this amount, £501 million (2019: £400 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 47: STRUCTURED ENTITIES
The Group’s interests in structured entities are both consolidated and unconsolidated. Details of the Group’s interests in consolidated structured entities are set out in note 29 for securitisations and covered bond vehicles, note 34 for structured entities associated with the Group’s pension schemes, and below in part (A) and (B). Details of the Group’s interests in unconsolidated structured entities are included below in part (C).
(A)Asset-backed conduits
In addition to the structured entities discussed in note 29, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in client receivables and debt securities. The total consolidated exposure of Cancara at 31 December 2020 was £2,490 million (2019: £3,735 million), comprising £1,695 million of loans and advances (2019: £3,670 million) and £795 million of debt securities (2019: £65 million).
All lending assets and debt securities held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group’s banking activities. During 2020 there have continued to be planned drawdowns on certain liquidity facilities for balance sheet management purposes, supporting the programme to provide funding alongside the proceeds of the asset-backed commercial paper issuance. The Group could be asked to provide support under the contractual terms of these arrangements including, for example, if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption.
The external assets in Cancara are consolidated in the Group’s financial statements.
(B)Consolidated collective investment vehicles and limited partnerships
The assets of the Insurance business held in consolidated collective investment vehicles, such as Open-Ended Investment Companies and limited partnerships, are not directly available for use by the Group. However, the Group’s investment in the majority of these collective investment vehicles is readily realisable. As at 31 December 2020, the total carrying value of these consolidated collective investment vehicle assets and liabilities held by the Group was £57,430 million (2019: £68,724 million).
The Group has no contractual arrangements (such as liquidity facilities) that would require it to provide financial or other support to the consolidated collective investment vehicles; the Group has not previously provided such support and has no current intentions to provide such support.
(C)Unconsolidated collective investment vehicles and limited partnerships
The Group’s direct interests in unconsolidated structured entities comprise investments in collective investment vehicles, such as Open-Ended Investment Companies, and limited partnerships with a total carrying value of £55,235 million at 31 December 2020 (2019: £38,177 million), included within financial assets designated at fair value through profit and loss (see note 16). These investments include both those entities managed by third parties and those managed by the Group. At 31 December 2020, the total asset value of these unconsolidated structured entities, including the portion in which the Group has no interest, was £2,473 billion (2019: £2,363 billion).
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
The Group considers itself the sponsor of a structured entity where it is primarily involved in the design and establishment of the structured entity and further where the Group transfers assets to the structured entity, markets products associated with the structured entity in its own name and/or provides guarantees regarding the structured entity’s performance.
The Group sponsors a range of diverse investment funds and limited partnerships where it acts as the fund manager or equivalent decision maker and markets the funds under one of the Group’s brands.
The Group earns fees from managing the investments of these funds. The investment management fees that the Group earned from these entities, including those in which the Group held no ownership interest at 31 December 2020, are reported in note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
NOTE 48: FINANCIAL INSTRUMENTS
(1)Measurement basis of financial assets and liabilities
The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

	Derivatives designated as hedging instruments	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss	At fair value through other comprehensive income	Held at amortised cost	Insurance related contracts
		Held for trading	Other					Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Financial assets
Cash and balances at central banks	—	—	—	—	—	73,257	—	73,257
Items in the course of collection from banks	—	—	—	—	—	299	—	299
Financial assets at fair value through profit or loss	—	20,825	150,801	—	—	—	—	171,626
Derivative financial instruments	816	28,797	—	—	—	—	—	29,613
Loans and advances to banks	—	—	—	—	—	10,746	—	10,746
Loans and advances to customers	—	—	—	—	—	498,843	—	498,843
Debt securities	—	—	—	—	—	5,405	—	5,405
Financial assets at amortised cost	—	—	—	—	—	514,994	—	514,994
Financial assets at fair value through other comprehensive income	—	—	—	—	27,603	—	—	27,603
Assets arising from contracts held with reinsurers	—	—	19,543	—	—	—	842	20,385
Total financial assets	816	49,622	170,344	—	27,603	588,550	842	837,777
Financial liabilities
Deposits from banks	—	—	—	—	—	31,465	—	31,465
Customer deposits	—	—	—	—	—	460,068	—	460,068
Items in course of transmission to banks	—	—	—	—	—	306	—	306
Financial liabilities at fair value through profit or loss	—	15,818	—	6,828	—	—	—	22,646
Derivative financial instruments	684	26,629	—	—	—	—	—	27,313
Notes in circulation	—	—	—	—	—	1,305	—	1,305
Debt securities in issue	—	—	—	—	—	87,397	—	87,397
Liabilities arising from insurance contracts and participating investment contracts	—	—	—	—	—	—	116,060	116,060
Liabilities arising from non-participating investment contracts	—	—	—	—	—	—	38,452	38,452
Other	—	—	—	—	—	1,672	343	2,015
Subordinated liabilities	—	—	—	—	—	14,261	—	14,261
Total financial liabilities	684	42,447	—	6,828	—	596,474	154,855	801,288

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued

	Derivatives designated as hedging instruments	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss	At fair value through other comprehensive income	Held at amortised cost	Insurance related contracts
		Held for trading	Other					Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2019
Financial assets
Cash and balances at central banks	—	—	—	—	—	55,130	—	55,130
Items in the course of collection from banks	—	—	—	—	—	313	—	313
Financial assets at fair value through profit or loss	—	17,982	142,207	—	—	—	—	160,189
Derivative financial instruments	1,236	25,133	—	—	—	—	—	26,369
Loans and advances to banks	—	—	—	—	—	9,775	—	9,775
Loans and advances to customers	—	—	—	—	—	494,988	—	494,988
Debt securities	—	—	—	—	—	5,544	—	5,544
Financial assets at amortised cost	—	—	—	—	—	510,307	—	510,307
Financial assets at fair value through other comprehensive income	—	—	—	—	25,092	—	—	25,092
Assets arising from contracts held with reinsurers	—	—	22,817	—	—	—	750	23,567
Total financial assets	1,236	43,115	165,024	—	25,092	565,750	750	800,967
Financial liabilities
Deposits from banks	—	—	—	—	—	28,179	—	28,179
Customer deposits	—	—	—	—	—	421,320	—	421,320
Items in course of transmission to banks	—	—	—	—	—	373	—	373
Financial liabilities at fair value through profit or loss	—	13,955	—	7,531	—	—	—	21,486
Derivative financial instruments	1,105	24,674	—	—	—	—	—	25,779
Notes in circulation	—	—	—	—	—	1,079	—	1,079
Debt securities in issue	—	—	—	—	—	97,689	—	97,689
Liabilities arising from insurance contracts and participating investment contracts	—	—	—	—	—	—	111,449	111,449
Liabilities arising from non-participating investment contracts	—	—	—	—	—	—	37,459	37,459
Other	—	—	—	—	—	1,844	400	2,244
Subordinated liabilities	—	—	—	—	—	17,130	—	17,130
Total financial liabilities	1,105	38,629	—	7,531	—	567,614	149,308	764,187

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
(2)Fair value measurement
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
The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks, notes in circulation and liabilities arising from non-participating investment contracts. Fair values have not been disclosed for discretionary participating investment contracts. There is currently no agreed definition of fair valuation for discretionary participation features applied under IFRS and therefore the range of possible fair values of these contracts cannot be measured reliably.
Because a variety of estimation techniques are employed and significant estimates made, comparisons of fair values between financial institutions may not be meaningful. Readers of these financial statements are thus advised to use caution when using this data to evaluate the Group’s financial position.
Fair value information is not provided for items that are not financial instruments or for other assets and liabilities which are not carried at fair value in the Group’s consolidated balance sheet. These items include intangible assets, such as brands and acquired credit card relationships; premises and equipment; and shareholders’ equity. These items are material and accordingly the Group believes that any fair value information presented would not represent the underlying value of the Group.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
(3)Financial assets and liabilities carried at fair value
(A)Financial assets, excluding derivatives
Valuation hierarchy
At 31 December 2020, the Group’s financial assets carried at fair value, excluding derivatives, totalled £218,772 million (2019: £208,098 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on page F-90). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.
Valuation hierarchy

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2020
Financial assets at fair value through profit or loss
Loans and advances to customers	—	12,508	11,501	24,009
Loans and advances to banks	—	4,467	—	4,467
Debt securities:
Government securities	20,332	290	—	20,622
Other public sector securities	—	2,289	65	2,354
Bank and building society certificates of deposit	44	4,797	—	4,841
Asset-backed securities:
Mortgage-backed securities	—	467	—	467
Other asset-backed securities	—	265	—	265
Corporate and other debt securities	—	16,245	1,889	18,134
	20,376	24,353	1,954	46,683
Treasury and other bills	18	—	—	18
Equity shares	94,687	171	1,591	96,449
Financial assets at fair value through profit or loss	115,081	41,499	15,046	171,626
Assets arising from contracts held with reinsurers	—	19,543	—	19,543
Total financial assets at fair value through profit or loss	115,081	61,042	15,046	191,169
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	14,286	—	—	14,286
Asset-backed securities:
Mortgage-backed securities	—	—	—	—
Other asset-backed securities	—	—	180	180
Corporate and other debt securities	498	12,437	—	12,935
	14,784	12,437	180	27,401
Treasury and other bills	36	—	—	36
Equity shares	—	—	166	166
Total financial assets at fair value through other comprehensive income	14,820	12,437	346	27,603
Total financial assets carried at fair value, excluding derivatives	129,901	73,479	15,392	218,772

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2019
Financial assets at fair value through profit or loss
Loans and advances to customers	—	10,164	10,912	21,076
Loans and advances to banks	18	2,381	—	2,399
Debt securities:
Government securities	18,618	236	—	18,854
Other public sector securities	—	2,071	55	2,126
Bank and building society certificates of deposit	52	932	—	984
Asset-backed securities:
Mortgage-backed securities	—	468	—	468
Other asset-backed securities	—	158	100	258
Corporate and other debt securities	—	16,381	1,835	18,216
	18,670	20,246	1,990	40,906
Treasury and other bills	19	—	—	19
Equity shares	93,766	17	2,006	95,789
Financial assets at fair value through profit or loss	112,473	32,808	14,908	160,189
Assets arising from contracts held with reinsurers	—	22,817	—	22,817
Total financial assets at fair value through profit or loss	112,473	55,625	14,908	183,006
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	12,860	238	—	13,098
Asset-backed securities:
Mortgage-backed securities	—	—	121	121
Other asset-backed securities	—	—	60	60
Corporate and other debt securities	16	11,035	—	11,051
	12,876	11,273	181	24,330
Treasury and other bills	535	—	—	535
Equity shares	—	—	227	227
Total financial assets at fair value through other comprehensive income	13,411	11,273	408	25,092
Total financial assets carried at fair value, excluding derivatives	125,884	66,898	15,316	208,098

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
Movements in Level 3 portfolio
The table below analyses movements in level 3 financial assets, excluding derivatives, carried at fair value (recurring measurement).

	2020			2019
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total level 3 assets carried at fair value, excluding derivatives (recurring basis)	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total level 3 assets carried at fair value, excluding derivatives (recurring basis)
	£m	£m	£m	£m	£m	£m
At 1 January	14,908	408	15,316	13,917	267	14,184
Exchange and other adjustments	94	9	103	(85)	(10)	(95)
Gains recognised in the income statement within other income	836	—	836	794	—	794
(Losses) gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	(48)	(48)	—	12	12
Purchases/increases to customer loans	1,756	8	1,764	2,579	207	2,786
Sales/repayments of customer loans	(2,316)	(31)	(2,347)	(2,807)	(87)	(2,894)
Transfers into the level 3 portfolio	167	—	167	644	19	663
Transfers out of the level 3 portfolio	(399)	—	(399)	(134)	—	(134)
At 31 December	15,046	346	15,392	14,908	408	15,316
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	109	—	109	269	—	269
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
–A number of earnings multiples are used in valuing the portfolio including price earnings, earnings before interest and tax and earnings before interest, tax, depreciation and amortisation. The particular multiple selected is appropriate for the type of business being valued and is derived by reference to the current market-based multiple. Consideration is given to the risk attributes, growth prospects and financial gearing of comparable businesses when selecting the appropriate multiple.
–Discounted cash flow valuations use estimated future cash flows, usually based on management forecasts, with the application of appropriate exit yields or terminal multiples and discounted using rates appropriate to the specific investment, business sector or recent economic rates of return. Recent transactions involving the sale of similar businesses may sometimes be used as a frame of reference in deriving an appropriate multiple.
–For fund investments the most recent capital account value calculated by the fund manager is used as the basis for the valuation and adjusted, if necessary, to align valuation techniques with the Group’s valuation policy.
Unlisted equity investments and investments in property partnerships held in the life assurance funds are valued using third party valuations. Management take account of any pertinent information, such as recent transactions and information received on particular investments, to adjust the third party valuations where necessary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
(B)Financial liabilities, excluding derivatives
Valuation hierarchy
At 31 December 2020, the Group’s financial liabilities carried at fair value, excluding derivatives, comprised its financial liabilities at fair value through profit or loss and totalled £22,646 million (2019: £21,486 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-90). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2020
Financial liabilities at fair value through profit or loss
Liabilities designated at fair value through profit or loss	—	6,783	45	6,828
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	—	14,996	—	14,996
Other deposits	—	6	—	6
Short positions in securities	778	38	—	816
	778	15,040	—	15,818
Total financial liabilities carried at fair value, excluding derivatives	778	21,823	45	22,646
At 31 December 2019
Financial liabilities at fair value through profit or loss
Liabilities designated at fair value through profit or loss	—	7,483	48	7,531
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	—	11,048	—	11,048
Other deposits	—	98	—	98
Short positions in securities	2,781	28	—	2,809
	2,781	11,174	—	13,955
Total financial liabilities carried at fair value, excluding derivatives	2,781	18,657	48	21,486
The table below analyses movements in the level 3 financial liabilities portfolio, excluding derivatives.

	2020	2019
	£m	£m
At 1 January	48	11
Losses (gains) recognised in the income statement within other income	1	—
Redemptions	(4)	(5)
Transfers into the level 3 portfolio	—	52
Transfers out of the level 3 portfolio	—	(10)
At 31 December	45	48
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December	—	—
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
At 31 December 2020, the own credit adjustment arising from the fair valuation of £6,828 million (2019: £7,531 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a loss of £75 million (2019: loss of £419 million), before tax, recognised in other comprehensive income.
Trading liabilities in respect of securities sold under repurchase agreements
The fair value of these liabilities is determined using discounted cash flow techniques. The discount rates are derived from observable repo curves specific to the type of security sold under the repurchase agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
(C)Derivatives
All of the Group’s derivative assets and liabilities are carried at fair value. At 31 December 2020, such assets totalled £29,613 million (2019: £26,369 million) and liabilities totalled £27,313 million (2019: £25,779 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-90). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2020				2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Derivative assets	60	28,572	981	29,613	50	25,456	863	26,369
Derivative liabilities	(56)	(25,883)	(1,374)	(27,313)	(54)	(24,358)	(1,367)	(25,779)
Where the Group’s derivative assets and liabilities are not traded on an exchange, they are valued using valuation techniques, including discounted cash flow and options pricing models, as appropriate. The types of derivatives classified as level 2 and the valuation techniques used include:
–Interest rate swaps which are valued using discounted cash flow models; the most significant inputs into those models are interest rate yield curves which are developed from publicly quoted rates.
–Foreign exchange derivatives that do not contain options which are priced using rates available from publicly quoted sources.
–Credit derivatives which are valued using standard models with observable inputs, except for the items classified as level 3, which are valued using publicly available yield and credit default swap (CDS) curves.
–Less complex interest rate and foreign exchange option products which are valued using volatility surfaces developed from publicly available interest rate cap, interest rate swaption and other option volatilities; option volatility skew information is derived from a market standard consensus pricing service. For more complex option products, the Group calibrates its models using observable at-the-money data; where necessary, the Group adjusts for out-of-the- money positions using a market standard consensus pricing service.
Complex interest rate and foreign exchange products where inputs to the valuation are significant are material and unobservable are classified as level 3.
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
The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2020		2019
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
	£m	£m	£m	£m
At 1 January	863	(1,367)	927	(716)
Exchange and other adjustments	16	(17)	(27)	4
Losses (gains) recognised in the income statement within other income	84	(112)	81	(75)
Purchases (additions)	61	(6)	4	(4)
(Sales) redemptions	(85)	19	(19)	47
Transfers into the level 3 portfolio	41	(51)	415	(959)
Transfers out of the level 3 portfolio	1	160	(518)	336
At 31 December	981	(1,374)	863	(1,367)
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	99	(131)	(14)	18
Derivative valuation adjustments
Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.
(i)Uncollateralised derivative valuation adjustments
The following table summarises the movement on this valuation adjustment account during 2019 and 2020:

	2020	2019
	£m	£m
At 1 January	423	562
Income statement charge (credit)	70	(134)
Transfers	(19)	(5)
At 31 December	474	423

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
Represented by:

	2020	2019
	£m	£m
Credit Valuation Adjustment	358	278
Debit Valuation Adjustment	(35)	(27)
Funding Valuation Adjustment	151	172
	474	423
Credit and Debit Valuation Adjustments (CVA and DVA) are applied to the Group’s over-the-counter derivative exposures with counterparties that are not subject to strong interbank collateral arrangements. These exposures largely relate to the provision of risk management solutions for corporate customers within the Commercial Banking division.
A CVA is taken where the Group has a positive future uncollateralised exposure (asset). A DVA is taken where the Group has a negative future uncollateralised exposure (liability). These adjustments reflect interest rates and expectations of counterparty creditworthiness and the Group’s own credit spread respectively.
The CVA is sensitive to:
–the current size of the mark-to-market position on the uncollateralised asset;
–expectations of future market volatility of the underlying asset; and
–expectations of counterparty creditworthiness.
Market Credit Default Swap (CDS) spreads are used to develop the probability of default for quoted counterparties. For unquoted counterparties, internal credit ratings and market sector CDS curves and recovery rates are used. The Loss Given Default (LGD) is based on market recovery rates and internal credit assessments.
The combination of a one notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £83 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (although no such adjustment was required at 31 December 2020).
The DVA is sensitive to:
–the current size of the mark-to-market position on the uncollateralised liability;
–expectations of future market volatility of the underlying liability; and
–the Group’s own CDS spread.
A one per cent rise in the CDS spread would lead to an increase in the DVA of £101 million.
The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A one per cent rise in interest rates would lead to a £83 million fall in the overall valuation adjustment to £240 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.
The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding uncollateralised derivative positions. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by approximately £26 million.
(ii)Market liquidity
The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a timeframe that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.
At 31 December 2020, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £83 million (2019: £80 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
(D)Sensitivity of level 3 valuations

			At 31 December 2020			At 31 December 2019
				Effect of reasonably possible alternative assumptions[2]			Effect of reasonably possible alternative assumptions[2]
	Valuation techniques	Significant unobservable inputs[1]	Carrying value	Favourable changes	Unfavourable changes	Carrying value	Favourable changes	Unfavourable changes
			£m	£m	£m	£m	£m	£m
Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+215bps)[4]	11,501	528	(651)	10,912	401	(384)
Debt securities	Discounted cash flows	Credit spreads (+/- 5%)[5]	226	10	(10)	61	1	(1)
Equity and venture capital investments	Market approach	Earnings multiple (1.0/15.2)[6]	1,905	72	(72)	1,948	89	(89)
	Underlying asset/net asset value (incl. property prices)[3]	n/a	634	91	(121)	935	89	(113)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows[3]	n/a	780	6	(34)	1,052	19	(41)
			15,046			14,908
Financial assets at fair value through other comprehensive income
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	180	6	(6)	181	6	(6)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)[3]	n/a	166	6	(6)	227	7	(6)
			346			408
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/128%)[7]	981	8	(6)	863	5	(6)
			981			863
Level 3 financial assets carried at fair value			16,373			16,179
Financial liabilities at fair value through profit or loss	Discounted cash flows	Interest rate spreads (+/– 50bps)[8]	45	1	(1)	48	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/128%)[7]	1,374	—	—	1,367	—	—
			1,374			1,367
Level 3 financial liabilities carried at fair value			1,419			1,415
1Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
2Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
3Underlying asset/net asset values represent fair value.
42019: 47bps/108bps
52019: 1bp/2bps
62019: 1.5/15.4
72019: 14%/115%
82019: +/-50bps

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are as follows:
–Interest rates and inflation rates are referenced in some derivatives where the payoff that the holder of the derivative receives depends on the behaviour of those underlying references through time.
–Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value.
–Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes.
–Earnings multiples are used to value certain unlisted equity investments; a higher earnings multiple will result in a higher fair value.
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
Derivatives
Reasonably possible alternative assumptions have been determined in respect of swaptions in the Group’s derivative portfolios which are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatilities have been flexed within a range of 13 per cent to 128 per cent (2019: 10 per cent to 128 per cent).
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
–for valuations derived from earnings multiples, consideration is given to the risk attributes, growth prospects and financial gearing of comparable businesses when selecting an appropriate multiple;
–the discount rates used in discounted cash flow valuations; and
–in line with International Private Equity and Venture Capital Guidelines, the values of underlying investments in fund investment portfolios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
(4)Financial assets and liabilities carried at amortised cost
(A)Financial assets
Valuation hierarchy
The table below analyses the fair values of the financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-90). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

			Valuation hierarchy
	Carrying value	Fair value	Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m
At 31 December 2020
Financial assets at amortised cost:
Loans and advances to customers: Stage 1	432,571	431,395	—	58,643	372,752
Loans and advances to customers: Stage 2	49,514	50,198	—	—	50,198
Loans and advances to customers: Stage 3	4,508	4,412	—	—	4,412
Loans and advances to customers: POCI	12,250	12,250	—	—	12,250
Loans and advances to customers	498,843	498,255	—	58,643	439,612
Loans and advances to banks	10,746	10,745	—	2,686	8,059
Debt securities	5,405	5,398	—	5,387	11
Reverse repos included in above amounts:
Loans and advances to customers	58,643	58,643	—	58,643	—
Loans and advances to banks	2,686	2,686	—	2,686	—
At 31 December 2019
Financial assets at amortised cost:
Loans and advances to customers: Stage 1[1]	449,300	449,477	—	54,600	394,877
Loans and advances to customers: Stage 2	27,548	28,259	—	—	28,259
Loans and advances to customers: Stage 3[1]	4,568	4,496	—	—	4,496
Loans and advances to customers: POCI	13,572	13,572	—	—	13,572
Loans and advances to customers	494,988	495,804	—	54,600	441,204
Loans and advances to banks	9,775	9,773	—	1,555	8,218
Debt securities	5,544	5,537	—	5,526	11
Reverse repos included in above amounts:
Loans and advances to customers	54,600	54,600	—	54,600	—
Loans and advances to banks	1,555	1,555	—	1,555	—
1Revised presentation of fair values.
Valuation methodology
Loans and advances to customers
The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates. Due to their short-term nature, the carrying value of the variable rate loans and those relating to lease financing is assumed to be their fair value.
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
Loans and advances to banks
The carrying value of short-dated loans and advances to banks is assumed to be their fair value. The fair value of loans and advances to banks is estimated by discounting the anticipated cash flows at a market discount rate adjusted for the credit spread of the obligor or, where not observable, the credit spread of borrowers of similar credit quality.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
(B)Financial liabilities
Valuation hierarchy
The table below analyses the fair values of the financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-90).

			Valuation hierarchy
	Carrying value	Fair value	Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m
At 31 December 2020
Deposits from banks	31,465	31,468	—	31,468	—
Customer deposits	460,068	460,338	—	453,261	7,077
Debt securities in issue	87,397	93,152	—	93,152	—
Subordinated liabilities	14,261	16,410	—	16,410	—
Repos included in above amounts:
Deposits from banks	18,767	18,767	—	18,767	—
Customer deposits	9,417	9,417	—	9,417	—
At 31 December 2019
Deposits from banks	28,179	28,079	—	28,079	—
Customer deposits	421,320	421,728	—	416,493	5,235
Debt securities in issue	97,689	100,443	—	100,443	—
Subordinated liabilities	17,130	19,783	—	19,783	—
Repos included in above amounts:
Deposits from banks	18,105	18,105	—	18,105	—
Customer deposits	9,530	9,530	—	9,530	—
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
(5)Reclassifications of financial assets
There have been no reclassifications of financial assets in 2019 or 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
As set out in note 29, included within financial assets measured at amortised cost are loans transferred under the Group’s securitisation and covered bond programmes. As the Group retains all or a majority of the risks and rewards associated with these loans, including credit, interest rate, prepayment and liquidity risk, they remain on the Group’s balance sheet. Assets transferred into the Group’s securitisation and covered bond programmes are not available to be used by the Group whilst the assets are within the programmes. However, the Group retains the right to remove loans from the covered bond programmes where they are in excess of the programme’s requirements. In addition, where the Group has retained some of the notes issued by securitisation and covered bond programmes, the Group has the ability to sell or pledge these retained notes.
The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group’s obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 29). Except as otherwise noted below, none of the liabilities shown in the table below have recourse only to the transferred assets.

	2020		2019
	Carrying value of transferred assets	Carrying value of associated liabilities	Carrying value of transferred assets	Carrying value of associated liabilities
	£m	£m	£m	£m
Repurchase and securities lending transactions
Financial assets at fair value through profit or loss	5,791	2,512	9,186	3,364
Financial assets at fair value through other comprehensive income	6,025	5,105	7,897	5,875
Securitisation programmes
Financial assets at amortised cost:
Loans and advances to customers[1]	34,584	4,451	42,545	7,335
1The carrying value of associated liabilities excludes securitisation notes held by the Group of £27,448 million (31 December 2019: £31,436 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 50: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES
The following information relates to financial assets and liabilities which have been offset in the balance sheet and those which have not been offset but for which the Group has enforceable master netting agreements or collateral arrangements in place with counterparties.

				Related amounts where set off in the balance sheet not permitted[3]		Potential net amounts if offset of related amounts permitted
	Gross amounts of assets and liabilities[1]	Amount offset in the balance sheet[2]	Net amounts presented in the balance sheet	Cash collateral received/ pledged	Non-cash collateral received/ pledged
At 31 December 2020	£m	£m	£m	£m	£m	£m
Financial assets
Financial assets at fair value through profit or loss:
Excluding reverse repos	158,633	—	158,633	—	(2,567)	156,066
Reverse repos	27,904	(14,911)	12,993	(24)	(12,969)	—
	186,537	(14,911)	171,626	(24)	(15,536)	156,066
Derivative financial instruments	88,700	(59,087)	29,613	(8,715)	(16,747)	4,151
Loans and advances to banks:
Excluding reverse repos	8,060	—	8,060	(3,105)	—	4,955
Reverse repos	2,694	(8)	2,686	—	(2,686)	—
	10,754	(8)	10,746	(3,105)	(2,686)	4,955
Loans and advances to customers:
Excluding reverse repos	440,200	—	440,200	(2,094)	(2,762)	435,344
Reverse repos	64,052	(5,409)	58,643	—	(58,643)	—
	504,252	(5,409)	498,843	(2,094)	(61,405)	435,344
Debt securities	5,405	—	5,405	—	—	5,405
Financial assets at fair value through other comprehensive income	27,603	—	27,603	—	(5,132)	22,471
Financial liabilities
Deposits from banks:
Excluding repos	12,698	—	12,698	(8,739)	—	3,959
Repos	18,775	(8)	18,767	—	(18,767)	—
	31,473	(8)	31,465	(8,739)	(18,767)	3,959
Customer deposits:
Excluding repos	450,651	—	450,651	(1,862)	(2,762)	446,027
Repos	14,826	(5,409)	9,417	—	(9,417)	—
	465,477	(5,409)	460,068	(1,862)	(12,179)	446,027
Financial liabilities at fair value through profit or loss:
Excluding repos	7,650	—	7,650	—	—	7,650
Repos	29,907	(14,911)	14,996	—	(14,996)	—
	37,557	(14,911)	22,646	—	(14,996)	7,650
Derivative financial instruments	85,088	(57,775)	27,313	(5,199)	(20,156)	1,958

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 50: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES continued

				Related amounts where set off in the balance sheet not permitted[3]		Potential net amounts if offset of related amounts permitted
	Gross amounts of assets and liabilities[1]	Amount offset in the balance sheet[2]	Net amounts presented in the balance sheet	Cash collateral received/ pledged	Non-cash collateral received/ pledged
At 31 December 2019	£m	£m	£m	£m	£m	£m
Financial assets
Financial assets at fair value through profit or loss:
Excluding reverse repos	148,920	—	148,920	—	(2,825)	146,095
Reverse repos	24,165	(12,896)	11,269	(366)	(10,903)	—
	173,085	(12,896)	160,189	(366)	(13,728)	146,095
Derivative financial instruments	79,735	(53,366)	26,369	(7,650)	(13,892)	4,827
Loans and advances to banks:
Excluding reverse repos	8,220	—	8,220	(3,377)	—	4,843
Reverse repos	1,555	—	1,555	—	(1,555)	—
	9,775	—	9,775	(3,377)	(1,555)	4,843
Loans and advances to customers:
Excluding reverse repos	440,388	—	440,388	(2,392)	(2,123)	435,873
Reverse repos	58,959	(4,359)	54,600	—	(54,600)	—
	499,347	(4,359)	494,988	(2,392)	(56,723)	435,873
Debt securities	5,544	—	5,544	—	(211)	5,333
Financial assets at fair value through other comprehensive income	25,092	—	25,092	—	(5,859)	19,233
Financial liabilities
Deposits from banks:
Excluding repos	10,074	—	10,074	(8,016)	—	2,058
Repos	18,105	—	18,105	—	(18,105)	—
	28,179	—	28,179	(8,016)	(18,105)	2,058
Customer deposits:
Excluding repos	413,659	(1,869)	411,790	(1,850)	(2,123)	407,817
Repos	9,530	—	9,530	—	(9,530)	—
	423,189	(1,869)	421,320	(1,850)	(11,653)	407,817
Financial liabilities at fair value through profit or loss:
Excluding repos	10,438	—	10,438	—	—	10,438
Repos	28,303	(17,255)	11,048	—	(11,048)	—
	38,741	(17,255)	21,486	—	(11,048)	10,438
Derivative financial instruments	77,276	(51,497)	25,779	(5,770)	(16,364)	3,645
1After impairment allowance.
2The amounts offset in the balance sheet as shown above represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.
3The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respective of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.
The effects of over collateralisation have not been taken into account in the above table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT
As a bancassurer, financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.
The primary risks affecting the Group through its use of financial instruments are: credit risk; market risk, which includes interest rate risk and foreign exchange risk; liquidity risk; capital risk; and insurance risk. Information about the Group’s exposure to each of the above risks and its capital can be found on pages 42 to 99. The following additional disclosures, which provide its quantitative information about the risks within financial instruments held or issued by the Group, should be read in conjunction with that earlier information.
Market risk
(A)Interest rate risk
Interest rate risk arises from the different repricing characteristics of the assets and liabilities. Liabilities are either insensitive to interest rate movements, for example interest free or very low interest customer deposits, or are sensitive to interest rate changes but bear rates which may be varied at the Group’s discretion and that for competitive reasons generally reflect changes in the UK Bank Rate, set by the Bank of England. The rates on the remaining deposits are contractually fixed for their term to maturity.
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
The Group’s risk management policy is to optimise reward whilst managing its market risk exposures within the risk appetite defined by the Board. The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group’s structural hedge. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by the Group Asset and Liability Committee. Further details on the Group market risk policy can be found on page 53.
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
At 31 December 2020 the aggregate notional principal of interest rate swaps designated as fair value hedges was £215,325 million (2019: £183,489 million) with a net fair value asset of £211 million (2019: asset of £569 million) (note 17). The gains on the hedging instruments were £988 million (2019: gains of £1,144 million). The losses on the hedged items attributable to the hedged risk were £441 million (2019: losses of £1,001 million). The gains and losses relating to the fair value hedges are recorded in net trading income.
In addition the Group has cash flow hedges which are primarily used to hedge the variability in the cost of funding within the commercial business. The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2020 was £326,386 million (2019: £426,740 million) with a net fair value asset of £30 million (2019: liability of £388 million) (note 17). In 2020, ineffectiveness recognised in the income statement that arises from cash flow hedges was a loss of £2 million (2019: gain of £134 million).
Interest Rate Benchmark Reform
For the purposes of determining whether:
–a forecast transaction is highly probable;
–hedged future cash flows are expected to occur;
–a hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; and
–an accounting hedging relationship should be discontinued because of a failure of the retrospective effectiveness test the Group assumes that the interest rate benchmark on which the hedged risk or the cash flows of the hedged item or hedging instrument are based is not altered by uncertainties resulting from interest rate benchmark reform. In addition, for a fair value hedge of a non-contractually specified benchmark portion of interest rate risk, the Group assesses only at inception of the hedge relationship and not on an ongoing basis that the risk is separately identifiable and hedge effectiveness can be measured.The Group’s most significant hedge accounting relationships are exposed to the following interest rate benchmarks: Sterling LIBOR, US Dollar LIBOR and EURIBOR.
At 31 December 2020, the Group expects that EURIBOR will continue to exist as a benchmark rate for the foreseeable future and, as a result does not anticipate changing the hedged risk to a different benchmark. Accordingly, the Group does not consider its fair value or cash flow hedges of the EURIBOR benchmark interest rate to be directly affected by interest rate benchmark reform.
The notional of the hedged items that the Group has designated into cash flow hedge relationships that is directly affected by the interest rate benchmark reform is £20,243 million (2019: £29,202 million), of which £16,523 million (2019: £25,438 million) relates to Sterling LIBOR and £3,720 million (2019: £1,350 million) relates to US Dollar LIBOR. These are principally loans and advances to customers in Commercial Banking.
The interest rate benchmark reforms also affect assets designated in fair value hedges with a notional of £107,340 million (2019: £102,969 million), of which £103,438 million (2019: £98,278 million) is in respect of Sterling LIBOR, and liabilities designated in fair value hedges with a notional of £35,360 million (2019: £62,295 million), of which £10,518 million (2019: £9,186 million) is in respect of Sterling LIBOR. These fair value hedges principally relate to mortgages in Retail and debt securities in issue.
At 31 December 2020, the notional amount of the hedging instruments in hedging relationships to which these amendments apply was £464,744 million (2019: £604,602 million), of which £116,498 million (2019: £117,076 million) relates to Sterling LIBOR fair value hedges and £302,707 million (2019: £400,439 million) relates to Sterling LIBOR cash flow hedges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
The Group is managing the process to transition to alternative benchmark rates under its Group-wide IBOR Transition Programme. This programme has developed an implementation plan for new products and a transition plan for legacy products. The programme also encompasses the associated impacts on systems, processes, accounting and reporting and includes dealing with the impact on hedge accounting relationships of the transition to alternative reference rates.
(B)Foreign exchange risk
The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are transferred to the trading area where they are monitored and controlled. These risks reside in the authorised trading centres who are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London. Associated VaR and the closing, average, maximum and minimum are disclosed on page 57. The Group also manages foreign currency risk via cash flow hedge accounting, utilising currency swaps.
Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves.
The Group ceased all hedging of the currency translation risk of the net investment in foreign operations on 1 January 2018.
The Group’s main overseas operations are in the Americas and Europe. Details of the Group’s structural foreign currency exposures are as follows:
(C)Functional currency of Group operations

	2020			2019
	Euro	US Dollar	Other non-sterling	Euro	US Dollar	Other non-sterling
	£m	£m	£m	£m	£m	£m
Exposure	113	95	12	63	93	48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
Credit risk
The Group’s credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom. Information about the Group’s exposure to credit risk, credit risk management, measurement and mitigation can be found on pages 58 to 75.
(A)Maximum credit exposure
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

	2020			2019
	Maximum exposure	Offset[1]	Net exposure	Maximum exposure	Offset[1]	Net exposure
	£m	£m	£m	£m	£m	£m

Loans and advances to banks, net[2]	10,746	—	10,746	9,775	—	9,775
Loans and advances to customers, net[2]	498,843	(2,762)	496,081	494,988	(2,792)	492,196
Debt securities, net[2]	5,405	—	5,405	5,544	—	5,544
Financial assets at amortised cost	514,994	(2,762)	512,232	510,307	(2,792)	507,515
Financial assets at fair value through other comprehensive income[3]	27,437	—	27,437	24,865	—	24,865
Financial assets at fair value through profit or loss[3,4]
Loans and advances	28,476	—	28,476	23,475	—	23,475
Debt securities, treasury and other bills	46,701	—	46,701	40,925	—	40,925
	75,177	—	75,177	64,400	—	64,400
Derivative assets	29,613	(15,866)	13,747	26,369	(14,696)	11,673
Assets arising from contracts held with reinsurers	20,385	—	20,385	23,567	—	23,567

Off-balance sheet items:
Acceptances and endorsements	131	—	131	74	—	74
Other items serving as direct credit substitutes	317	—	317	366	—	366
Performance bonds, including letters of credit, and other transaction-related contingencies	2,105	—	2,105	2,454	—	2,454
Irrevocable commitments and guarantees	73,962	—	73,962	63,504	—	63,504
	76,515	—	76,515	66,398	—	66,398
	744,121	(18,628)	725,493	715,906	(17,488)	698,418
1Offset items comprise deposit amounts available for offset, and amounts available for offset under master netting arrangements, that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.
2Amounts shown net of related impairment allowances.
3Excluding equity shares.
4Includes assets within the Group’s unit-linked funds for which credit risk is borne by the policyholders and assets within the Group’s With-Profits funds for which credit risk is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back related contract liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
(B)Concentrations of exposure
The Group’s management of concentration risk includes single name, industry sector and country limits as well as controls over the Group’s overall exposure to certain products. Further information on the Group’s management of this risk is included within Credit risk mitigation, Risk management on page 58.
At 31 December 2020 the most significant concentrations of exposure were in mortgages (comprising 62 per cent of total loans and advances to customers) and to financial, business and other services (comprising 19 per cent of the total).

	2020	2019
	£m	£m
Agriculture, forestry and fishing	7,836	7,558
Energy and water supply	1,313	1,432
Manufacturing	4,956	6,093
Construction	5,096	4,285
Transport, distribution and hotels	14,341	13,016
Postal and telecommunications	2,665	1,923
Property companies	26,061	27,596
Financial, business and other services	92,555	89,763
Personal:
Mortgages[1]	307,087	299,141
Other	25,363	29,272
Lease financing	1,182	1,671
Hire purchase	16,148	16,497
Total loans and advances to customers before allowance for impairment losses	504,603	498,247
Allowance for impairment losses (note 18)	(5,760)	(3,259)
Total loans and advances to customers	498,843	494,988
1Includes both UK and overseas mortgage balances.
The Group’s operations are predominantly UK-based and as a result an analysis of credit risk exposures by geographical region is not provided.
(C)Credit quality of assets
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

Retail		Commercial
Quality classification	IFRS 9 PD range	Quality classification	IFRS 9 PD range
RMS 1-6	0.00-4.50%	CMS 1-10	0.00-0.50%
RMS 7-9	4.51-14.00%	CMS 11-14	0.51-3.00%
RMS 10	14.01-20.00%	CMS 15-18	3.01-20.00%
RMS 11-13	20.01-99.99%	CMS 19	20.01-99.99%
RMS 14	100%	CMS 20-23	100%
Stage 3 assets include balances of £179 million (2019: £205 million) (with outstanding amounts due of £732 million (2019: £1,700 million)) which have been subject to a partial write-off and where the Group continues to enforce recovery action.
Stage 2 and Stage 3 assets with a carrying amount of £22,200 million (2019: £219 million) were modified during the year. No material gain or loss was recognised by the Group.
As at 31 December 2020 and 2019, assets that had been previously modified whilst classified as Stage 2 or Stage 3 and were classified as Stage 1 were not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

	Drawn exposures					Expected credit loss allowance
Gross drawn exposures and expected credit loss allowances	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Loans and advances to banks:
CMS 1-10	10,670	—	—	—	10,670	6	—	—	—	6
CMS 11-14	82	—	—	—	82	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	10,752	—	—	—	10,752	6	—	—	—	6
Loans and advances to customers:
Retail - mortgages
RMS 1-6	251,372	21,010	—	—	272,382	103	247	—	—	350
RMS 7-9	46	4,030	—	—	4,076	1	66	—	—	67
RMS 10	—	907	—	—	907	—	25	—	—	25
RMS 11-13	—	3,071	—	—	3,071	—	130	—	—	130
RMS 14	—	—	1,859	12,511	14,370	—	—	191	261	452
	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Retail - credit cards
RMS 1-6	9,619	1,284	—	—	10,903	75	57	—	—	132
RMS 7-9	1,603	1,137	—	—	2,740	66	138	—	—	204
RMS 10	274	343	—	—	617	14	70	—	—	84
RMS 11-13	—	509	—	—	509	—	193	—	—	193
RMS 14	—	—	340	—	340	—	—	153	—	153
	11,496	3,273	340	—	15,109	155	458	153	—	766
Retail - loans and overdrafts
RMS 1-6	5,559	291	—	—	5,850	80	15	—	—	95
RMS 7-9	1,990	580	—	—	2,570	99	66	—	—	165
RMS 10	116	181	—	—	297	13	36	—	—	49
RMS 11-13	45	467	—	—	512	9	178	—	—	187
RMS 14	—	—	307	—	307	—	—	147	—	147
	7,710	1,519	307	—	9,536	201	295	147	—	643
Retail - UK Motor Finance
RMS 1-6	12,035	1,396	—	—	13,431	187	46	—	—	233
RMS 7-9	738	456	—	—	1,194	7	33	—	—	40
RMS 10	—	171	—	—	171	—	30	—	—	30
RMS 11-13	13	193	—	—	206	—	62	—	—	62
RMS 14	—	—	199	—	199	—	—	133	—	133
	12,786	2,216	199	—	15,201	194	171	133	—	498
Retail - other
RMS 1-6	14,952	482	—	—	15,434	19	19	—	—	38
RMS 7-9	2,418	334	—	—	2,752	11	39	—	—	50
RMS 10	—	21	—	—	21	—	1	—	—	1
RMS 11-13	509	467	—	—	976	—	40	—	—	40
RMS 14	—	—	184	—	184	—	—	59	—	59
	17,879	1,304	184	—	19,367	30	99	59	—	188
Total Retail	301,289	37,330	2,889	12,511	354,019	684	1,491	683	261	3,119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

Gross drawn exposures and expected credit loss allowances continued	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Commercial
CMS 1-10	35,072	191	—	—	35,263	42	2	—	—	44
CMS 11-14	30,821	6,971	—	—	37,792	141	109	—	—	250
CMS 15-18	4,665	6,469	—	—	11,134	96	398	—	—	494
CMS 19	—	685	—	—	685	—	144	—	—	144
CMS 20-23	—	—	3,524	—	3,524	—	—	1,282	—	1,282
	70,558	14,316	3,524	—	88,398	279	653	1,282	—	2,214
Other
RMS 1-6	871	13	—	—	884	9	1	—	—	10
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	67	—	67	—	—	17	—	17
	871	13	67	—	951	9	1	17	—	27
CMS 1-10	60,985	—	—	—	60,985	—	—	—	—	—
CMS 11-14	238	—	—	—	238	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	2	—	—	—	2	—	—	—	—	—
CMS 20-23	—	—	10	—	10	—	—	—	—	—
	61,225	—	10	—	61,235	—	—	—	—	—
Central overlay	—	—	—	—	—	400	—	—	—	400
Total loans and advances to customers	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760

In respect of:
Retail	301,289	37,330	2,889	12,511	354,019	684	1,491	683	261	3,119
Commercial	70,558	14,316	3,524	—	88,398	279	653	1,282	—	2,214
Other	62,096	13	77	—	62,186	409	1	17	—	427
Total loans and advances to customers	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

	Undrawn exposures					Expected credit loss allowance
Gross undrawn exposures and expected credit loss allowances	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Loans and advances to customers:
Retail - mortgages
RMS 1-6	19,347	109	—	—	19,456	3	—	—	—	3
RMS 7-9	1	6	—	—	7	—	—	—	—	—
RMS 10	—	2	—	—	2	—	—	—	—	—
RMS 11-13	—	1	—	—	1	—	—	—	—	—
RMS 14	—	—	10	74	84	—	—	—	—	—
	19,348	118	10	74	19,550	3	—	—	—	3
Retail - credit cards
RMS 1-6	54,694	3,044	—	—	57,738	67	46	—	—	113
RMS 7-9	772	463	—	—	1,235	11	8	—	—	19
RMS 10	602	282	—	—	884	7	11	—	—	18
RMS 11-13	—	85	—	—	85	—	7	—	—	7
RMS 14	—	—	56	—	56	—	—	—	—	—
	56,068	3,874	56	—	59,998	85	72	—	—	157
Retail - loans and overdrafts
RMS 1-6	6,070	315	—	—	6,385	14	7	—	—	21
RMS 7-9	269	139	—	—	408	8	14	—	—	22
RMS 10	13	35	—	—	48	1	7	—	—	8
RMS 11-13	3	69	—	—	72	—	21	—	—	21
RMS 14	—	—	18	—	18	—	—	—	—	—
	6,355	558	18	—	6,931	23	49	—	—	72
Retail - UK Motor Finance
RMS 1-6	1,275	—	—	—	1,275	2	—	—	—	2
RMS 7-9	381	3	—	—	384	1	—	—	—	1
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	1	—	—	—	1	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—	—	—
	1,657	3	—	—	1,660	3	—	—	—	3
Retail - other
RMS 1-6	1,672	23	—	—	1,695	7	5	—	—	12
RMS 7-9	140	36	—	—	176	9	13	—	—	22
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	10	—	—	10	—	7	—	—	7
RMS 14	—	—	1	—	1	—	—	—	—	—
	1,812	69	1	—	1,882	16	25	—	—	41
Total Retail	85,240	4,622	85	74	90,021	130	146	—	—	276

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

Gross undrawn exposures and expected credit loss allowances continued	Undrawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Commercial
CMS 1-10	42,071	—	—	—	42,071	32	—	—	—	32
CMS 11-14	10,122	2,412	—	—	12,534	32	27	—	—	59
CMS 15-18	934	1,315	—	—	2,249	16	49	—	—	65
CMS 19	—	92	—	—	92	—	12	—	—	12
CMS 20-23	—	—	195	—	195	—	—	13	—	13
	53,127	3,819	195	—	57,141	80	88	13	—	181
Other
RMS 1-6	299	—	—	—	299	2	—	—	—	2
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—	—	—
	299	—	—	—	299	2	—	—	—	2
CMS 1-10	239	—	—	—	239	—	—	—	—	—
CMS 11-14	170	—	—	—	170	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	5	—	5	—	—	—	—	—
	409	—	5	—	414	—	—	—	—	—
Total loans and advances to customers	139,075	8,441	285	74	147,875	212	234	13	—	459

In respect of:
Retail	85,240	4,622	85	74	90,021	130	146	—	—	276
Commercial	53,127	3,819	195	—	57,141	80	88	13	—	181
Other	708	—	5	—	713	2	—	—	—	2
Total loans and advances to customers	139,075	8,441	285	74	147,875	212	234	13	—	459

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

	Drawn exposures					Expected credit loss allowance
Gross drawn exposures and expected credit loss allowances	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2019
Loans and advances to banks:
CMS 1-10	9,777	—	—	—	9,777	2	—	—	—	2
CMS 11-14	—	—	—	—	—	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	9,777	—	—	—	9,777	2	—	—	—	2
Loans and advances to customers:
Retail - mortgages
RMS 1-6	257,028	13,494	—	—	270,522	23	183	—	—	206
RMS 7-9	15	2,052	—	—	2,067	—	39	—	—	39
RMS 10	—	414	—	—	414	—	13	—	—	13
RMS 11-13	—	975	—	—	975	—	46	—	—	46
RMS 14	—	—	1,506	13,714	15,220	—	—	122	142	264
	257,043	16,935	1,506	13,714	289,198	23	281	122	142	568
Retail - credit cards
RMS 1-6	14,744	729	—	—	15,473	103	25	—	—	128
RMS 7-9	1,355	556	—	—	1,911	49	54	—	—	103
RMS 10	32	105	—	—	137	3	19	—	—	22
RMS 11-13	1	291	—	—	292	—	91	—	—	91
RMS 14	—	—	385	—	385	—	—	125	—	125
	16,132	1,681	385	—	18,198	155	189	125	—	469
Retail - loans and overdrafts
RMS 1-6	7,406	368	—	—	7,774	84	17	—	—	101
RMS 7-9	1,321	363	—	—	1,684	55	38	—	—	93
RMS 10	44	85	—	—	129	4	15	—	—	19
RMS 11-13	17	315	—	—	332	3	102	—	—	105
RMS 14	—	—	293	—	293	—	—	108	—	108
	8,788	1,131	293	—	10,212	146	172	108	—	426
Retail - UK Motor Finance
RMS 1-6	13,568	1,297	—	—	14,865	203	30	—	—	233
RMS 7-9	314	368	—	—	682	10	15	—	—	25
RMS 10	—	99	—	—	99	—	10	—	—	10
RMS 11-13	2	178	—	—	180	1	32	—	—	33
RMS 14	—	—	150	—	150	—	—	84	—	84
	13,884	1,942	150	—	15,976	214	87	84	—	385
Retail - other
RMS 1-6	9,762	395	—	—	10,157	25	10	—	—	35
RMS 7-9	8	420	—	—	428	—	26	—	—	26
RMS 10	—	7	—	—	7	—	—	—	—	—
RMS 11-13	134	23	—	—	157	—	1	—	—	1
RMS 14	—	—	150	—	150	—	—	51	—	51
	9,904	845	150	—	10,899	25	37	51	—	113
Total Retail	305,751	22,534	2,484	13,714	344,483	563	766	490	142	1,961

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

	Drawn exposures					Expected credit loss allowance
Gross drawn exposures and expected credit loss allowances continued	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2019
Commercial
CMS 1-10	59,708	379	—	—	60,087	33	1	—	—	34
CMS 11-14	25,569	2,318	—	—	27,887	50	37	—	—	87
CMS 15-18	1,797	3,111	—	—	4,908	13	174	—	—	187
CMS 19	—	169	—	—	169	—	16	—	—	16
CMS 20-23	—	—	3,447	—	3,447	—	—	941	—	941
	87,074	5,977	3,447	—	96,498	96	228	941	—	1,265
Other
RMS 1-6	754	32	—	—	786	6	1	—	—	7
RMS 7-9	40	—	—	—	40	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	84	—	84	—	—	16	—	16
	794	32	84	—	910	6	1	16	—	23
CMS 1-10	56,356	—	—	—	56,356	10	—	—	—	10
CMS 11-14	—	—	—	—	—	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	56,356	—	—	—	56,356	10	—	—	—	10
Total loans and advances to customers	449,975	28,543	6,015	13,714	498,247	675	995	1,447	142	3,259

In respect of:
Retail	305,751	22,534	2,484	13,714	344,483	563	766	490	142	1,961
Commercial	87,074	5,977	3,447	—	96,498	96	228	941	—	1,265
Other	57,150	32	84	—	57,266	16	1	16	—	33
Total loans and advances to customers	449,975	28,543	6,015	13,714	498,247	675	995	1,447	142	3,259

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

	Undrawn exposures					Expected credit loss allowance
Gross undrawn exposures and expected credit loss allowances	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2019
Loans and advances to customers:
Retail - mortgages
RMS 1-6	12,242	62	—	—	12,304	1	—	—	—	1
RMS 7-9	1	1	—	—	2	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	8	79	87	—	—	—	—	—
	12,243	63	8	79	12,393	1	—	—	—	1
Retail - credit cards
RMS 1-6	54,216	1,762	—	—	55,978	44	21	—	—	65
RMS 7-9	293	162	—	—	455	4	3	—	—	7
RMS 10	3	28	—	—	31	—	1	—	—	1
RMS 11-13	1	44	—	—	45	—	4	—	—	4
RMS 14	—	—	75	—	75	—	—	—	—	—
	54,513	1,996	75	—	56,584	48	29	—	—	77
Retail - loans and overdrafts
RMS 1-6	6,437	224	—	—	6,661	12	3	—	—	15
RMS 7-9	96	56	—	—	152	2	5	—	—	7
RMS 10	2	11	—	—	13	—	2	—	—	2
RMS 11-13	—	29	—	—	29	—	11	—	—	11
RMS 14	—	—	8	—	8	—	—	—	—	—
	6,535	320	8	—	6,863	14	21	—	—	35
Retail - UK Motor Finance
RMS 1-6	1,181	—	—	—	1,181	2	—	—	—	2
RMS 7-9	193	4	—	—	197	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—	—	—
	1,374	4	—	—	1,378	2	—	—	—	2
Retail - other
RMS 1-6	1,240	—	—	—	1,240	11	—	—	—	11
RMS 7-9	—	62	—	—	62	—	3	—	—	3
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	3	—	3	—	—	—	—	—
	1,240	62	3	—	1,305	11	3	—	—	14
Total Retail	75,905	2,445	94	79	78,523	76	53	—	—	129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

Gross undrawn exposures and expected credit loss allowances continued	Undrawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2019
Commercial
CMS 1-10	47,707	76	—	—	47,783	11	—	—	—	11
CMS 11-14	5,134	850	—	—	5,984	7	9	—	—	16
CMS 15-18	258	327	—	—	585	1	13	—	—	14
CMS 19	—	43	—	—	43	—	2	—	—	2
CMS 20-23	—	—	5	—	5	—	—	5	—	5
	53,099	1,296	5	—	54,400	19	24	5	—	48
Other
RMS 1-6	239	—	—	—	239	—	—	—	—	—
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—	—	—
	239	—	—	—	239	—	—	—	—	—
CMS 1-10	391	—	—	—	391	—	—	—	—	—
CMS 11-14	—	—	—	—	—	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	391	—	—	—	391	—	—	—	—	—
Total loans and advances to customers	129,634	3,741	99	79	133,553	95	77	5	—	177

In respect of:
Retail	75,905	2,445	94	79	78,523	76	53	—	—	129
Commercial	53,099	1,296	5	—	54,400	19	24	5	—	48
Other	630	—	—	—	630	—	—	—	—	—
Total loans and advances to customers	129,634	3,741	99	79	133,553	95	77	5	—	177

Average PD grade
The table below shows the average Probability of Default for the major portfolios used in the calculation of ECL and therefore Stage 2 Average PD reflects the lifetime value. These reflect the forward-looking view under the Group’s base case scenario prior to the application of MES and post-model adjustments which further impact ECL.

	2020		2019
	Stage 1 Average PD	Stage 2 Average PD	Stage 1 Average PD	Stage 2 Average PD
	%	%	%	%
Retail
Mortgages	0.47	15.02	0.13	15.47
Credit cards	2.61	21.53	1.95	20.85
Loans and overdrafts	3.75	32.31	2.76	29.64
UK Motor Finance	0.69	15.91	0.69	14.46
Commercial Banking
Loans and advances to customers	1.05	13.92	0.45	18.88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
Debt securities held at amortised cost
An analysis by credit rating of the Group’s debt securities held at amortised cost is provided below:

	2020			2019
	Investment grade[1]	Other[2]	Total	Investment grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Asset-backed securities:
Mortgage-backed securities	2,046	—	2,046	3,007	—	3,007
Other asset-backed securities	1,593	20	1,613	876	—	876
	3,639	20	3,659	3,883	—	3,883
Corporate and other debt securities	1,721	28	1,749	1,650	14	1,664
Gross exposure	5,360	48	5,408	5,533	14	5,547
Allowance for impairment losses			(3)			(3)
Total debt securities held at amortised cost			5,405			5,544
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2020: £8 million; 2019: £nil) and not rated (2020: £40 million; 2019: £14 million).
Financial assets at fair value through other comprehensive income (excluding equity shares)
An analysis of the Group’s financial assets at fair value through other comprehensive income is included in note 20. The credit quality of the Group’s financial assets at fair value through other comprehensive income (excluding equity shares) is set out below:

	2020			2019
	Investment grade[1]	Other[2]	Total	Investment grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Debt securities:
Government securities	14,267	19	14,286	13,084	14	13,098
Asset-backed securities:
Mortgage-backed securities	—	—	—	121	—	121
Other asset-backed securities	115	65	180	—	60	60
	115	65	180	121	60	181
Corporate and other debt securities	12,786	149	12,935	11,036	15	11,051
Total debt securities	27,168	233	27,401	24,241	89	24,330
Treasury and other bills	36	—	36	535	—	535
Total financial assets at fair value through other comprehensive income	27,204	233	27,437	24,776	89	24,865
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2020: £92 million; 2019: £89 million) and not rated (2020: £141 million; 2019: £nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
Debt securities, treasury and other bills held at fair value through profit or loss
An analysis of the Group’s financial assets at fair value through profit or loss is included in note 16. Substantially all of the loans and advances to customers and banks recognised at fair value through profit or loss have a good quality rating.The credit quality of the Group’s debt securities, treasury and other bills held at fair value through profit or loss is set out below:

	2020			2019
	Investment grade[1]	Other[2]	Total	Investment grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Debt securities, treasury and other bills held at fair value through profit or loss
Trading assets:
Government securities	7,574	—	7,574	6,791	—	6,791
Asset-backed securities:
Mortgage-backed securities	4	3	7	1	5	6
Other asset-backed securities	—	4	4	14	3	17
	4	7	11	15	8	23
Corporate and other debt securities	225	21	246	232	1	233
Total held as trading assets	7,803	28	7,831	7,038	9	7,047
Other assets held at fair value through profit or loss:
Government securities	13,048	—	13,048	12,044	19	12,063
Other public sector securities	2,347	7	2,354	2,118	8	2,126
Bank and building society certificates of deposit	4,841	—	4,841	984	—	984
Asset-backed securities:
Mortgage-backed securities	457	3	460	452	10	462
Other asset-backed securities	261	—	261	241	—	241
	718	3	721	693	10	703
Corporate and other debt securities	15,743	2,145	17,888	15,932	2,051	17,983
Total debt securities held at fair value through profit or loss	36,697	2,155	38,852	31,771	2,088	33,859
Treasury bills and other bills	18	—	18	19	—	19
Total other assets held at fair value through profit or loss	36,715	2,155	38,870	31,790	2,088	33,878
Total held at fair value through profit or loss	44,518	2,183	46,701	38,828	2,097	40,925
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2020: £344 million; 2019: £251 million) and not rated (2020: £1,839 million; 2019: £1,846 million).
Credit risk in respect of trading and other financial assets at fair value through profit or loss held within the Group’s unit-linked funds is borne by the policyholders and credit risk in respect of with-profits funds is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back those contract liabilities.
Derivative assets
An analysis of derivative assets is given in note 17. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the Group’s net credit risk relating to derivative assets of £13,747 million (2019: £11,673 million), cash collateral of £8,715 million (2019: £7,650 million) was held and a further £454 million was due from OECD banks (2019: £274 million).

	2020			2019
	Investment grade[1]	Other[2]	Total	Investment grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Trading and other	26,782	2,015	28,797	22,991	2,142	25,133
Hedging	810	6	816	1,178	58	1,236
Total derivative financial instruments	27,592	2,021	29,613	24,169	2,200	26,369
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2020: £1,499 million; 2019: £1,555 million) and not rated (2020: £522 million; 2019: £645 million).
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
(D)Collateral held as security for financial assets
A general description of collateral held as security in respect of financial instruments is provided on page 59. The Group holds collateral against loans and advances and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for financial assets at fair value through profit or loss and for derivative assets is also shown below.
The Group holds collateral in respect of loans and advances to banks and customers as set out below. The Group does not hold collateral against debt securities, comprising asset-backed securities and corporate and other debt securities, which are classified as financial assets held at amortised cost.
Loans and advances to banks
There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £2,686 million (2019: £1,555 million), against which the Group held collateral with a fair value of £2,682 million (2019: £1,516 million).
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Loans and advances to customers
Retail lending
Mortgages
An analysis by loan-to-value ratio of the Group's residential mortgage lending is provided below. The value of collateral used in determining the loan-to-value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices, after making allowances for indexation error and dilapidations.
In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

	Drawn balances					Expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total gross	Stage 1	Stage 2	Stage 3	POCI	Total gross
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Less than 70 per cent	185,548	24,330	1,547	10,051	221,476	42	202	77	88	409
70 per cent to 80 per cent	43,656	3,364	187	1,303	48,510	29	136	46	58	269
80 per cent to 90 per cent	21,508	1,009	74	470	23,061	28	79	31	34	172
90 per cent to 100 per cent	555	126	21	190	892	3	16	11	19	49
Greater than 100 per cent	151	189	30	497	867	2	35	26	62	125
Total	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024

	Drawn balances					Expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total gross	Stage 1	Stage 2	Stage 3	POCI	Total gross
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2019
Less than 70 per cent	179,566	13,147	1,174	10,728	204,615	6	104	41	44	195
70 per cent to 80 per cent	44,384	2,343	181	1,751	48,659	7	75	29	38	149
80 per cent to 90 per cent	27,056	1,057	86	677	28,876	7	58	25	23	113
90 per cent to 100 per cent	5,663	199	34	207	6,103	2	17	12	10	41
Greater than 100 per cent	374	189	31	351	945	1	27	15	27	70
Total	257,043	16,935	1,506	13,714	289,198	23	281	122	142	568
Other
The majority of non-mortgage retail lending is unsecured. At 31 December 2020, Stage 3 non-mortgage lending amounted to £538 million, net of an impairment allowance of £492 million (2019: £610 million, net of an impairment allowance of £368 million).
Stage 1 and Stage 2 non-mortgage retail lending amounted to £58,183 million (2019: £54,307 million). Lending decisions are predominantly based on an obligor’s ability to repay from normal business operations rather than reliance on the disposal of any security provided. Collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.
The Group's credit risk disclosures for unimpaired non-mortgage retail lending report assets gross of collateral and therefore disclose the maximum loss exposure. The Group believes that this approach is appropriate.
Commercial lending
Reverse repurchase transactions
At 31 December 2020 there were reverse repurchase agreements which were accounted for as collateralised loans with a carrying value of £58,643 million (2019: £54,600 million), against which the Group held collateral with a fair value of £59,157 million (2019: £52,982 million), all of which the Group was able to repledge. There were no collateral balances in the form of cash provided in respect of reverse repurchase agreements included in these amounts (2019: £nil). These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
Stage 3 secured lending
The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.
At 31 December 2020, Stage 3 secured commercial lending amounted to £739 million, net of an impairment allowance of £294 million (2019: £966 million, net of an impairment allowance of £243 million). The fair value of the collateral held in respect of impaired secured commercial lending was £753 million (2019: £744 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.
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
Financial assets at fair value through profit or loss (excluding equity shares)
Included in financial assets at fair value through profit or loss are reverse repurchase agreements treated as collateralised loans with a carrying value of £12,993 million (2019: £11,269 million). Collateral is held with a fair value of £13,169 million (2019: £11,081 million), all of which the Group is able to repledge. At 31 December 2020, £10,049 million had been repledged (2019: £9,605 million).
In addition, securities held as collateral in the form of stock borrowed amounted to £54,232 million (2019: £32,888 million). Of this amount, £52,887 million (2019: £30,594 million) had been resold or repledged as collateral for the Group’s own transactions.
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Derivative assets, after offsetting of amounts under master netting arrangements
The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £13,747 million (2019: £11,673 million), cash collateral of £8,715 million (2019: £7,650 million) was held.
Irrevocable loan commitments and other credit-related contingencies
At 31 December 2020, the Group held irrevocable loan commitments and other credit-related contingencies of £76,515 million (2019: £66,398 million). Collateral is held as security, in the event that lending is drawn down, on £19,548 million (2019: £12,391 million) of these balances.
Collateral repossessed
During the year, £125 million of collateral was repossessed (2019: £413 million), consisting primarily of residential property.
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
NOTE 51: FINANCIAL RISK MANAGEMENT continued
(E)Collateral pledged as security
The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.
Repurchase transactions
Deposits from banks
Included in deposits from banks are balances arising from repurchase transactions of £18,767 million (2019: £18,105 million); the fair value of the collateral provided under these agreements at 31 December 2020 was £18,874 million (2019: £17,545 million).
Customer deposits
Included in customer deposits are balances arising from repurchase transactions of £9,417 million (2019: £9,530 million); the fair value of the collateral provided under these agreements at 31 December 2020 was £8,087 million (2019: £9,221 million).
Financial liabilities at fair value through profit or loss
The fair value of collateral pledged in respect of repurchase transactions, accounted for as secured borrowing, where the secured party is permitted by contract or custom to repledge was £12,608 million (2019: £8,324 million).
Securities lending transactions
The following on balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2020	2019
	£m	£m
Financial assets at fair value through profit or loss	3,224	5,857
Financial assets at fair value through other comprehensive income	894	2,020
	4,118	7,877
Securitisations and covered bonds
In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group’s asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
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
(A)Maturities of assets and liabilities

	Up to 1 month	1-3 months	3-6 months	6-9 months	9-12 months	1-2 years	2-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Assets
Cash and balances at central banks	73,256	1	—	—	—	—	—	—	73,257
Financial assets at fair value through profit or loss	8,085	8,168	7,446	1,428	1,132	2,420	5,193	137,754	171,626
Derivative financial instruments	1,332	1,028	1,092	504	374	1,068	3,021	21,194	29,613
Loans and advances to banks	5,372	1,391	1,170	217	50	—	2,544	2	10,746
Loans and advances to customers	27,200	23,432	27,322	16,092	12,088	30,342	73,562	288,805	498,843
Debt securities held at amortised cost	118	18	—	—	—	1,651	1,089	2,529	5,405
Financial assets at fair value through other comprehensive income	51	272	569	349	255	3,423	11,289	11,395	27,603
Other assets	1,810	901	433	153	418	653	1,010	48,798	54,176
Total assets	117,224	35,211	38,032	18,743	14,317	39,557	97,708	510,477	871,269
Liabilities
Deposits from banks	8,590	2,500	384	104	—	278	19,362	247	31,465
Customer deposits	431,235	13,354	3,368	2,328	1,825	3,909	3,341	708	460,068
Derivative financial instruments and financial liabilities at fair value through profit or loss	5,099	8,182	4,666	1,529	324	1,728	4,541	23,890	49,959
Debt securities in issue	6,565	6,489	6,881	4,655	3,435	12,001	29,867	17,504	87,397
Liabilities arising from insurance and investment contracts	1,321	1,763	2,573	2,542	3,159	9,488	27,132	106,534	154,512
Other liabilities	5,644	1,821	453	439	728	648	845	13,616	24,194
Subordinated liabilities	—	—	587	—	—	1,528	4,929	7,217	14,261
Total liabilities	458,454	34,109	18,912	11,597	9,471	29,580	90,017	169,716	821,856
At 31 December 2019
Assets
Cash and balances at central banks	55,128	2	—	—	—	—	—	—	55,130
Financial assets at fair value through profit or loss	7,195	3,689	3,016	1,710	451	2,801	5,385	135,942	160,189
Derivative financial instruments	583	739	627	404	336	1,294	2,763	19,623	26,369
Loans and advances to banks	4,953	1,017	265	124	91	26	—	3,299	9,775
Loans and advances to customers	35,973	26,036	23,283	12,626	11,425	29,917	74,416	281,312	494,988
Debt securities held as at amortised cost	131	19	—	—	—	74	3,085	2,235	5,544
Financial assets at fair value through other comprehensive income	111	179	729	102	234	2,929	12,809	7,999	25,092
Other assets	2,224	1,155	533	160	520	568	1,218	50,428	56,806
Total assets	106,298	32,836	28,453	15,126	13,057	37,609	99,676	500,838	833,893
Liabilities
Deposits from banks	4,530	2,715	267	85	55	15,686	433	4,408	28,179
Customer deposits	382,885	12,945	6,716	4,377	3,207	6,742	1,752	2,696	421,320
Derivative financial instruments and financial liabilities at fair value through profit or loss	5,182	6,101	2,579	784	528	1,644	5,238	25,209	47,265
Debt securities in issue	4,070	9,159	7,135	7,418	1,963	13,618	30,897	23,429	97,689
Liabilities arising from insurance and investment contracts	1,213	1,658	2,370	2,348	2,882	9,028	24,870	104,539	148,908
Other liabilities	4,541	1,914	772	893	1,682	898	906	13,990	25,596
Subordinated liabilities	—	1,339	96	1,137	108	575	4,105	9,770	17,130
Total liabilities	402,421	35,831	19,935	17,042	10,425	48,191	68,201	184,041	786,087

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

	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2020
Deposits from banks	8,584	2,429	550	23,451	495	35,509
Customer deposits	428,634	13,659	8,387	8,049	1,528	460,257
Financial liabilities at fair value through profit or loss	3,904	7,117	5,096	2,139	10,513	28,769
Debt securities in issue	6,339	6,599	16,612	45,666	19,583	94,799
Liabilities arising from non-participating investment contracts	38,450	—	—	—	—	38,450
Other liabilities (Lease liabilities)	10	53	182	663	857	1,765
Subordinated liabilities	105	66	1,165	8,303	11,829	21,468
Total non-derivative financial liabilities	486,026	29,923	31,992	88,271	44,805	681,017
Derivative financial liabilities:
Gross settled derivatives – outflows	45,151	36,737	32,437	50,646	20,556	185,527
Gross settled derivatives – inflows	(42,851)	(34,519)	(31,248)	(49,866)	(21,393)	(179,877)
Gross settled derivatives – net flows	2,300	2,218	1,189	780	(837)	5,650
Net settled derivative liabilities	16,132	98	243	933	2,428	19,834
Total derivative financial liabilities	18,432	2,316	1,432	1,713	1,591	25,484
At 31 December 2019
Deposits from banks	5,009	2,564	762	20,066	317	28,718
Customer deposits	385,864	14,433	14,327	10,661	1,393	426,678
Financial liabilities at fair value through profit or loss	4,370	5,543	2,255	2,690	14,653	29,511
Debt securities in issue	5,335	9,858	19,205	54,638	36,321	125,357
Liabilities arising from non-participating investment contracts	37,459	—	—	—	—	37,459
Other liabilities (Lease liabilities)	2	61	190	803	946	2,002
Subordinated liabilities	942	1,462	1,918	7,837	14,857	27,016
Total non-derivative financial liabilities	438,981	33,921	38,657	96,695	68,487	676,741
Derivative financial liabilities:
Gross settled derivatives – outflows	43,118	44,379	34,012	36,012	18,238	175,759
Gross settled derivatives – inflows	(40,829)	(42,954)	(32,966)	(34,758)	(17,753)	(169,260)
Gross settled derivatives – net flows	2,289	1,425	1,046	1,254	485	6,499
Net settled derivative liabilities	23,648	48	122	700	2,201	26,719
Total derivative financial liabilities	25,937	1,473	1,168	1,954	2,686	33,218
The majority of the Group’s non-participating investment contract liabilities are unit-linked. These unit-linked products are invested in accordance with unit fund mandates. Clauses are included in policyholder contracts to permit the deferral of sales, where necessary, so that linked assets can be realised without being a forced seller.
The principal amount for undated subordinated liabilities with no redemption option is included within the over five years column; interest of approximately £24 million (2019: £29 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond five years.
Further information on the Group’s liquidity exposures is provided on pages 76 to 81.
Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2020	1,476	1,323	5,879	27,468	79,914	116,060
At 31 December 2019	1,340	1,240	5,378	25,349	78,142	111,449
For insurance and participating investment contracts which are neither unit-linked nor in the Group’s with-profit funds, in particular annuity liabilities, the aim is to invest in assets such that the cash flows on investments match those on the projected future liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
The following tables set out the amounts and residual maturities of the Group’s off balance sheet contingent liabilities, commitments and guarantees.

	Up to 1 month	1-3 months	3-6 months	6-9 months	9-12 months	1-3 years	3-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Acceptances and endorsements	80	10	41	—	—	—	—	—	131
Other contingent liabilities	327	551	164	175	212	340	70	583	2,422
Total contingent liabilities	407	561	205	175	212	340	70	583	2,553
Lending commitments and guarantees	72,916	4,890	22,288	3,981	5,374	23,048	11,411	3,839	147,747
Other commitments	—	—	—	—	4	44	16	64	128
Total commitments and guarantees	72,916	4,890	22,288	3,981	5,378	23,092	11,427	3,903	147,875
Total contingents, commitments and guarantees	73,323	5,451	22,493	4,156	5,590	23,432	11,497	4,486	150,428
At 31 December 2019
Acceptances and endorsements	25	24	4	—	21	—	—	—	74
Other contingent liabilities	381	409	387	177	207	475	101	683	2,820
Total contingent liabilities	406	433	391	177	228	475	101	683	2,894
Lending commitments and guarantees	68,638	2,682	15,297	4,637	7,367	17,365	14,114	3,264	133,364
Other commitments	—	1	16	5	—	72	43	52	189
Total commitments and guarantees	68,638	2,683	15,313	4,642	7,367	17,437	14,157	3,316	133,553
Total contingents, commitments and guarantees	69,044	3,116	15,704	4,819	7,595	17,912	14,258	3,999	136,447
NOTE 52: CONSOLIDATED CASH FLOW STATEMENT
(A)Change in operating assets

	2020	2019	2018
	£m	£m	£m
Change in financial assets held at amortised cost	(7,634)	(12,423)	(27,038)
Change in derivative financial instruments and financial assets at fair value through profit or loss	(14,315)	3,887	22,046
Change in other operating assets	3,299	(2,513)	520
Change in operating assets	(18,650)	(11,049)	(4,472)
(B)Change in operating liabilities

	2020	2019	2018
	£m	£m	£m
Change in deposits from banks	3,287	(2,140)	515
Change in customer deposits	38,805	3,248	(322)
Change in debt securities in issue	(10,142)	6,631	18,579
Change in derivative financial instruments and financial liabilities at fair value through profit or loss	2,619	(5,078)	(24,606)
Change in investment contract liabilities	993	2,625	(1,594)
Change in other operating liabilities[1]	175	(1,644)	(1,245)
Change in operating liabilities	35,737	3,642	(8,673)
1Includes a decrease of £172 million (2019: increase of £82 million; 2018: increase of £27 million) in respect of lease liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 52: CONSOLIDATED CASH FLOW STATEMENT continued
(C)Non-cash and other items

	2020	2019	2018
	£m	£m	£m
Depreciation and amortisation	2,732	2,660	2,405
Revaluation of investment properties	209	108	(139)
Allowance for loan losses	3,856	1,312	1,024
Write-off of allowance for loan losses, net of recoveries	(1,377)	(1,458)	(1,025)
Impairment charge relating to undrawn balances	289	(15)	(73)
Impairment of financial assets at fair value through other comprehensive income	5	(1)	(14)
Change in insurance contract liabilities	4,554	12,593	(4,547)
Payment protection insurance provision	85	2,450	750
Other regulatory provisions	379	445	600
Other provision movements	85	(165)	(518)
Net charge in respect of defined benefit schemes	247	245	405
Unwind of discount on impairment allowances	(47)	(53)	(44)
Foreign exchange impact on balance sheet[1]	865	533	191
Interest expense on subordinated liabilities	1,080	1,228	1,388
Net gain on sale of financial assets at fair value through other comprehensive income	(149)	(196)	(275)
Hedging valuation adjustments on subordinated debt	280	440	(429)
Value of employee services	122	236	260
Transactions in own shares	293	(3)	40
Accretion of discounts and amortisation of premiums and issue costs	(82)	445	1,947
Share of post-tax results of associates and joint ventures	13	(6)	(9)
Gain on establishment of joint venture	—	(244)	—
Transfers to income statement from reserves	(496)	(608)	(701)
Profit on disposal of tangible fixed assets	(81)	(32)	(104)
Other non-cash items	9	(35)	(34)
Total non-cash items	12,871	19,879	1,098
Contributions to defined benefit schemes	(1,153)	(1,069)	(868)
Payments in respect of payment protection insurance provision	(1,703)	(2,461)	(2,104)
Payments in respect of other regulatory provisions	(538)	(778)	(1,032)
Other	117	2	14
Total other items	(3,277)	(4,306)	(3,990)
Non-cash and other items	9,594	15,573	(2,892)
1When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.
(D)Analysis of cash and cash equivalents as shown in the balance sheet

	2020	2019	2018
	£m	£m	£m

Cash and balances at central banks	73,257	55,130	54,663
Less: mandatory reserve deposits[1]	(4,553)	(3,289)	(2,553)
	68,704	51,841	52,110
Loans and advances to banks	10,746	9,775	6,283
Less: amounts with a maturity of three months or more	(3,983)	(3,805)	(3,169)
	6,763	5,970	3,114
Total cash and cash equivalents	75,467	57,811	55,224
1Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group's day-to-day operations.
Included within cash and cash equivalents at 31 December 2020 is £84 million (2019: £49 million; 2018: £40 million) held within the Group's long-term insurance and investments businesses, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 52: CONSOLIDATED CASH FLOW STATEMENT continued
(E)Acquisition of group undertakings and businesses

	2020	2019	2018
	£m	£m	£m
Net assets acquired:
Financial assets at fair value through profit or loss	—	7,350	—
Assets arising from contracts held with reinsurers	—	13,616	—
Intangible assets	—	—	21
Other assets	—	29	6
Liabilities arising from non-participating investment contracts	—	(20,981)	—
Other liabilities	—	(8)	(1)
Goodwill arising on acquisition	—	14	—
Cash consideration	—	20	26
Less: cash and cash equivalents acquired	—	—	—
Net cash outflow arising from acquisition of subsidiaries and businesses	—	20	26
Acquisition of and additional investment in joint ventures	(3)	1	23
Net cash (inflow) outflow from acquisitions in the year	(3)	21	49
NOTE 53: FUTURE ACCOUNTING DEVELOPMENTS
The following pronouncements are not applicable for the year ending 31 December 2020 and have not been applied in preparing these financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.
IFRS 17 Insurance Contracts
IFRS 17 replaces IFRS 4 Insurance Contracts and is effective for annual periods beginning on or after 1 January 2023.
IFRS 17 requires insurance contracts and participating investment contracts to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. Changes to estimates of future cash flows from one reporting date to another are recognised either as an amount in profit or loss or as an adjustment to the expected profit for providing insurance coverage, depending on the type of change and the reason for it. The effects of some changes in discount rates can either be recognised in profit or loss or in other comprehensive income as an accounting policy choice. The risk adjustment is released to profit and loss as an insurer’s risk reduces. Profits which are currently recognised through a value in-force asset, will no longer be recognised at inception of an insurance contract. Instead, the expected profit for providing insurance coverage is recognised in profit or loss over time as the insurance coverage is provided. The standard will have a significant impact on the accounting for the insurance and participating investment contracts issued by the Group.
The Group's IFRS 17 project is progressing to plan. Work has focused on interpreting the requirements of the standard, developing methodologies and accounting policies, and assessing the changes required to reporting and other systems. The development of the Group's data warehousing and actuarial liability calculation processes required for IFRS 17 reporting is progressing.
Interest Rate Benchmark Reform
The IASB’s Phase 2 amendments in response to issues arising from the replacement of interest rate benchmarks in a number of jurisdictions are effective for annual periods beginning on or after 1 January 2021.
Under these amendments, an immediate gain or loss is not recognised in the income statement where the contractual cash flows of a financial asset or financial liability are amended as a direct consequence of the rate reform and the revised contractual terms are economically equivalent to the previous terms. In addition, hedge accounting is continued for relationships that are directly affected by the reform.
These amendments are not expected to have a significant impact on the Group.
Minor amendments to other accounting standards
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2021 and in later years (including IFRS 9 Financial Instruments and IAS 37 Provisions, Contingent Liabilities and Contingent Assets). These amendments are not expected to have a significant impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 54: PARENT COMPANY DISCLOSURES
(A)Company income statement

	2020	2019	2018
	£m	£m	£m
Net interest expense	(194)	(108)	(173)
Dividends received from subsidiary undertakings	1,135	5,150	4,000
Other income	566	682	524
Total income	1,507	5,724	4,351
Operating expenses	(249)	(289)	(246)
Impairment	(1)	4	(3)
Profit on ordinary activities before tax	1,257	5,439	4,102
Tax credit (expense)	45	(24)	2
Profit for the year	1,302	5,415	4,104

Profit attributable to ordinary shareholders	849	4,949	3,671
Profit attributable to other equity holders	453	466	433
Profit for the year	1,302	5,415	4,104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 54: PARENT COMPANY DISCLOSURES continued
(B)Company balance sheet

	2020	2019
	£ million	£ million
Assets
Non-current assets:
Investment in subsidiaries	49,903	48,597
Loans to subsidiaries	20,107	14,660
Deferred tax asset	10	—
	70,020	63,257
Current assets:
Derivative financial instruments	1,832	760
Financial assets at fair value through profit or loss	14,362	12,516
Other assets	982	983
Amounts due from subsidiaries	27	27
Cash and cash equivalents	7	29
Current tax recoverable	16	1
	17,226	14,316
Total assets	87,246	77,573
Equity and liabilities
Capital and reserves:
Share capital	7,084	7,005
Share premium account	17,863	17,751
Merger reserve	7,420	7,420
Capital redemption reserve	4,462	4,462
Retained profits	4,869	3,950
Shareholders’ equity	41,698	40,588
Other equity instruments	5,906	5,906
Total equity	47,604	46,494
Non-current liabilities:
Debt securities in issue	20,545	20,018
Subordinated liabilities	7,760	5,961
Deferred tax liabilities	—	2
	28,305	25,981
Current liabilities:
Derivative financial instruments	803	438
Financial liabilities at fair value through profit or loss	8,635	3,464
Other liabilities	1,899	1,196
	11,337	5,098
Total liabilities	39,642	31,079
Total equity and liabilities	87,246	77,573

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 54: PARENT COMPANY DISCLOSURES continued
(C)Company statement of changes in equity

	Attributable to ordinary shareholders
	Share capital and premium	Merger reserve	Capital redemption reserve	Retained profits	Total	Other equity instruments	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 January 2018	24,831	7,423	4,115	1,498	37,867	5,355	43,222
Total comprehensive income[1]	—	—	—	3,671	3,671	433	4,104
Dividends	—	—	—	(2,240)	(2,240)	—	(2,240)
Distributions on other equity instruments	—	—	—	—	—	(433)	(433)
Issue of ordinary shares	162	—	—	—	162	—	162
Share buyback	(158)	—	158	(1,005)	(1,005)	—	(1,005)
Issue of other equity instruments	—	—	—	(7)	(7)	1,136	1,129
Movement in treasury shares	—	—	—	(74)	(74)	—	(74)
Value of employee services:
Share option schemes	—	—	—	53	53	—	53
Other employee award schemes	—	—	—	207	207	—	207
At 31 December 2018	24,835	7,423	4,273	2,103	38,634	6,491	45,125
Total comprehensive income[1]	—	—	—	4,949	4,949	466	5,415
Dividends	—	—	—	(2,312)	(2,312)	—	(2,312)
Distributions on other equity instruments	—	—	—	—	—	(466)	(466)
Issue of ordinary shares	107	—	—	—	107	—	107
Share buyback	(189)	—	189	(1,095)	(1,095)	—	(1,095)
Redemption of preference shares	3	(3)	—	—	—	—	—
Issue of other equity instruments	—	—	—	(5)	(5)	896	891
Redemption of other equity instruments	—	—	—	—	—	(1,481)	(1,481)
Movement in treasury shares	—	—	—	74	74	—	74
Value of employee services:
Share option schemes	—	—	—	71	71	—	71
Other employee award schemes	—	—	—	165	165	—	165
At 31 December 2019	24,756	7,420	4,462	3,950	40,588	5,906	46,494
Total comprehensive income[1]	—	—	—	849	849	453	1,302
Distributions on other equity instruments	—	—	—	—	—	(453)	(453)
Issue of ordinary shares	191	—	—	—	191	—	191
Movement in treasury shares	—	—	—	(52)	(52)	—	(52)
Value of employee services:
Share option schemes	—	—	—	48	48	—	48
Other employee award schemes	—	—	—	74	74	—	74
At 31 December 2020	24,947	7,420	4,462	4,869	41,698	5,906	47,604
1No statement of comprehensive income has been shown for the parent company, as permitted by section 408 of the Companies Act 2006. Total comprehensive income comprises only the profit for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 54: PARENT COMPANY DISCLOSURES continued
(D)Company cash flow statement

	2020	2019	2018
	£ million	£ million	£ million
Profit before tax	1,257	5,439	4,102
Fair value and exchange adjustments and other non-cash items	(512)	(166)	(715)
Change in other assets	(1,815)	(11,975)	(572)
Change in other liabilities and other items	6,401	3,151	7,538
Dividends received	(1,135)	(5,150)	(4,000)
Distributions on other equity instruments received	(492)	(366)	(324)
Tax received	—	70	660
Net cash provided by (used in) operating activities	3,704	(8,997)	6,689
Cash flows from investing activities
Return of capital contribution	4	5	9
Dividends received	1,135	5,150	4,000
Distributions on other equity instruments received	492	366	324
Acquisitions of and capital injections to subsidiaries	(1,170)	(1,648)	(12,753)
Return of capital by subsidiaries	—	—	11,114
Amounts advanced to subsidiaries	(5,827)	(1,812)	(21,577)
Repayment of loans to subsidiaries	2,004	11,257	12,602
Interest received on loans to subsidiaries	261	395	370
Net cash (used in) provided by investing activities	(3,101)	13,713	(5,911)
Cash flows from financing activities
Dividends paid to ordinary shareholders	—	(2,312)	(2,240)
Distributions on other equity instruments	(453)	(466)	(433)
Interest paid on subordinated liabilities	(316)	(314)	(275)
Proceeds from issue of subordinated liabilities	—	—	1,729
Proceeds from issue of other equity instruments	—	891	1,129
Proceeds from issue of ordinary shares	144	36	102
Share buyback	—	(1,095)	(1,005)
Repayment of subordinated liabilities	—	(3)	—
Redemptions of other equity instruments	—	(1,481)	—
Net cash used in financing activities	(625)	(4,744)	(993)
Change in cash and cash equivalents	(22)	(28)	(215)
Cash and cash equivalents at beginning of year	29	57	272
Cash and cash equivalents at end of year	7	29	57
(E)Interests in subsidiaries
The principal subsidiaries, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds Banking Group plc, are:

	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business
Lloyds Bank plc	England	100%	Banking and financial services
Scottish Widows Limited	England	100%[1]	Life assurance
HBOS plc	Scotland	100%[1]	Holding company
Bank of Scotland plc	Scotland	100%[1]	Banking and financial services
Lloyds Bank Corporate Markets plc	England	100%	Banking and financial services
1Indirect interest.
The principal area of operation for each of the above subsidiaries is the United Kingdom.

GLOSSARY

Term used	US equivalent or brief description.
Accounts	Financial statements.
Articles of association	Articles and bylaws.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Demutualisation	Process by which a mutual institution is converted into a public limited company.
Depreciation	Amortisation.
Endowment mortgage	An interest-only mortgage to be repaid by the proceeds of an endowment insurance policy which is assigned to the lender providing the mortgage. The sum insured, which is payable on maturity or upon the death of the policyholder, is used to repay the mortgage.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Life assurance	Life insurance.
Loan capital	Long-term debt.
Members	Shareholders.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.
Nominal value	Par value.
Open Ended Investment Company (OEIC)	Mutual fund.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.
Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income. New mortgage lending of this type has not been offered by the Group since early 2009.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.

FORM 20-F CROSS REFERENCE SHEET

	Form 20-F Item Number and Caption		Location	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	Not applicable.
	B.	Advisers	Not applicable.
	C.	Auditors	Not applicable.
Item 2.	Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable.
	B.	Method and expected timetable	Not applicable.
Item 3.	Key Information
	A.	Selected financial data	“Selected consolidated financial data”	3
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	171-182
Item 4.	Information on the Company
	A.	History and development of the company	“Business overview”	2
			“Business - History and development of Lloyds Banking Group”	4
			“Business - Legal actions and regulatory matters”	13-14
			“Operating and financial review and prospects - Divisional information”	27-29
			“Where you can find more information”	170
			“Corporate Governance - Governance in action”	138-139
	B.	Business overview	“Business overview”	2
			“Business - Legal actions and regulatory matters”	13-14
			“Operating and financial review and prospects - Divisional information”	27-29
			“Regulation”	162-164
	C.	Organisational structure	“Lloyds Banking Group structure”	184
	D.	Property, plant and equipment	“Business - Properties”	12
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Operating and financial review and prospects”	17-101
			“Regulation”	162-164
			“Operating and financial review and prospects - Market Risk”	53-58
	B.	Liquidity and capital resources	“Operating and financial review and prospects - Funding and Liquidity Risk”	76-81
			“Operating and financial review and prospects - Capital risk”	82-91
			“Operating and financial review and prospects - Investment portfolio, maturities, deposits,”	100-101
			“Dividends”	166
			“Notes to the consolidated financial statements - note 46”	F-85-F-86
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects - Overview and trend information”	18
	E.	Off-balance sheet arrangements	“Operating and financial review and prospects - Funding and liquidity risk - Off-balance sheet arrangements”	81
			“Notes to the consolidated financial statements - note 51”	F-104-F-123
	F.	Tabular disclosure of contractual obligations	“Operating and financial review and prospects - Funding and liquidity risk - Contractual cash obligations”	81
	G.	Safe harbor	“Forward looking statements”	183
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and employees - Directors and senior management”	102-105
	B.	Compensation	“Compensation”	106-130
			“Notes to the consolidated financial statements - note 11”	F-38-F-39
	C.	Board practices	“Management and employees”	102-105
			“Articles of association of Lloyds Banking Group plc”	167
			“Compensation - Service agreements”	130
			“Corporate governance - Board Leadership and Company Purpose”	144-146
			“Corporate governance - Audit Committee Report”	150-153
			“Compensation - Annual report on remuneration - Remuneration Committee”	126-130
	D.	Employees	“Management and employees - Employees”	105
	E.	Share ownership	“Compensation - Directors’ share interests and share awards”	117-120
			“Notes to the consolidated financial statements - note 2”	F-12-F-20
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions - Major shareholders”	161
	B.	Related party transactions	“Major shareholders and related party transactions - Related party transactions”	161
			“Notes to the consolidated financial statements - note 45”	F-84-F-85
	C.	Interests of experts and counsel	Not applicable.

FORM 20-F CROSS REFERENCE SHEET

	Form 20-F Item Number and Caption		Location	Page
Item 8.	Financial Information
	A.	Consolidated statements and other financial information	“Consolidated financial statements”	F-4-F-11
			“Notes to the consolidated financial statements”	F-12-F-129
			“Report of the Independent Registered Public Accounting Firm”	F-2-F-3
			“Business - Legal actions and regulatory matters”	13-14
			“Operating and financial review and prospects”	17-101
			“Dividends”	166
	B.	Significant changes	Not Applicable
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing information”	165
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing information”	165
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Articles of association of Lloyds Banking Group plc”	167
	C.	Material contracts	“Business - Material contracts”	5
	D.	Exchange controls	“Exchange controls”	167
	E.	Taxation	“Taxation”	168-169
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where you can find more information”	170
	I.	Subsidiary information	“Lloyds Banking Group structure”	184
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		“Operating and financial review and prospects - Credit risk”	58-75
			“Operating and financial review and prospects - Market risk”	53-58
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	“Listing information - ADR fees”	165
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures		“Corporate governance”	131-160
			“Report of Independent Registered Public Accounting Firm”	F-2-F-3
Item 16.	Reserved by the Securities and Exchange Commission
	A.	Audit committee financial expert	“Corporate governance - Audit Committee report”	150-153
	B.	Code of ethics	“Management and employees - Employees”	105
	C.	Principal accountant fees and services	“Corporate governance - Audit Committee report - Other significant issues - Auditor independence and remuneration”	153
			“Notes to the consolidated financial statements - note 12 - Auditors’ Remuneration”	F-39
	D.	Exemptions from the listing standards for audit committees	Not applicable.
	E.	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable.
	F.	Change in registrant’s certifying accountant	“Change in the company's certifying accountant”	160
	G.	Corporate governance	“Corporate governance - Statement on US corporate governance standards”	131
	H.	Mine safety disclosure	Not applicable.
Part III
Item 17.	Financial statements		See response to item 18.
Item 18.	Financial statements		“Consolidated financial statements”	F-4-F-11
			“Notes to the consolidated financial statements”	F-12-F-129
			“Report of the Independent Registered Public Accounting Firm”	F-2-F-3
Item 19.	Exhibits		See “Exhibit index”	189

EXHIBIT INDEX

1	Articles of association of Lloyds Banking Group plc▲

2	Neither Lloyds Banking Group plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Banking Group plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

2	(d)	Description of securities registered under Section 12 of the Exchange Act.

4	(b)	(i)	Service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório[o]
		(ii)	Letter of amendment dated 19 February 2019 to the service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-OsórioΔ
		(iii)	Deed of confirmation and variation of contract dated 18 June 2019 to a pensions contract between Lloyds Banking Group plc and António Horta-OsórioΔ
		(iv)	Deed of variation of contract dated 16 June 2020 to the service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório
		(v)	Letter of appointment dated 17 November 2010 between Lloyds Banking Group plc and Anita Frew[o]
		(vi)	Letter of appointment dated 31 January 2012 between Lloyds Banking Group plc and Sara Weller■
		(vii)	Service agreement dated 30 November 2010 between Lloyds Bank plc and Juan Colombás•
		(viii)	Website Statement – in compliance with Companies Act 2006 – in relation to Juan Colombás
		(ix)	Letter of appointment dated 31 March 2014 between Lloyds Banking Group plc and Lord Blackwell□
		(x)	Letter of appointment dated 1 April 2014 between Lloyds Banking Group plc and Nick Prettejohn□
		(xi)	Letter of appointment dated 1 May 2014 between Lloyds Banking Group plc and Simon Henry□
		(xii)	Letter of appointment dated 26 June 2014 between Lloyds Banking Group plc and Alan Dickinson□
		(xiii)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Stuart Sinclair+
		(xiv)	Letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton†
		(xv)	Supplementary letter dated 5 December 2017 to the letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton†
		(xvi)	Letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie▲
		(xvii)	Supplementary letter dated 3 September 2018 to the letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie▲
		(xviii)	Service agreement dated 15 March 2019 between Lloyds Bank plc and William ChalmersΔ
		(xix)	Addendum to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers
		(xx)	Deed of variation of contract dated 22 June 2020 to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers
		(xxi)	Letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah LeggΔ
		(xxii)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah LeggΔ
		(xxiii)	Letter of appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine Woods
		(xxiv)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine Woods
		(xxv)	Letter of appointment dated 4 July 2020 between Lloyds Banking Group plc and Robin Budenberg

8.1		List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business

12.1		Certification of António Horta-Osório filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

12.2		Certification of William Chalmers filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241

13.1		Certification of António Horta-Osório and William Chalmers furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

15.1		Consent of PricewaterhouseCoopers LLP

15.2		Letter from PricewaterhouseCoopers LLP to the SEC

[o]		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 13 May 2011

■		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 16 March 2012

•		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 5 March 2014

□		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 12 March 2015

+		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 8 March 2016

†		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 9 March 2018

▲		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 25 February 2019

Δ		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 25 February 2020
The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANKING GROUP plc
By:	/s/ W Chalmers

Name:	William Chalmers
Title:	Chief Financial Officer

Dated:	26 February 2021