Form 20-F
period 2021-12-31
Lloyds Banking Group plc
filed 2022-02-28
CIK 1160106

Form 20-F

2021

Lloyds Banking Group plc

2021 Annual Report on Form 20-F

As filed with the Securities and Exchange Commission on 28 February 2022
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2021
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
25 Gresham Street
London EC2V 7HN
United Kingdom
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary shares of nominal value 10 pence each, represented by American Depositary Shares		The New York Stock Exchange
$1,500,000,000 4.344% Subordinated Securities due in 2048	LYG48A	The New York Stock Exchange
$1,175,176,000 3.369% Subordinated Notes due 2046	*	The New York Stock Exchange
$824,033,000 5.3% Subordinated Securities due 2045.	LYG45	The New York Stock Exchange
£500,000,000 1.985% Subordinated Notes due 2031	*	The New York Stock Exchange
$1,750,000,000 3.574% Senior Notes due in 2028 (callable in 2027)	LYG28A	The New York Stock Exchange
$1,500,000,000 4.375% Senior Notes due 2028	LYG28B	The New York Stock Exchange
$1,250,000,000 4.55% Senior Notes due 2028	LYG28C	The New York Stock Exchange
$1,000,000,000 1.627% Senior Notes due 2027	LYG27A	The New York Stock Exchange
$1,250,000,000 3.75% Senior Notes due 2027	LYG27	The New York Stock Exchange
$1,000,000,000 2.438% Senior Notes due 2026	LYG26A	The New York Stock Exchange
$1,500,000,000 4.65% Subordinated Securities due 2026.	LYG26	The New York Stock Exchange
$1,500,000,000 4.45% Senior Notes due 2025	LYG25A	The New York Stock Exchange
$1,500,000,000 3.87% Senior Notes due 2025	LYG25B	The New York Stock Exchange
$1,327,685,000 4.582% Subordinated Securities due 2025	LYG25	The New York Stock Exchange
$1,250,000,000 3.5% Senior Notes due 2025	LYG25	The New York Stock Exchange
$1,000,000,000 0.695% Senior Notes due 2024	LYG24B	The New York Stock Exchange
$1,000,000,000 3.90% Senior Notes due 2024	LYG24A	The New York Stock Exchange
$1,000,000,000 4.5% Subordinated Securities due 2024	LYG24	The New York Stock Exchange
$1,750,000,000 4.05% Senior Notes due 2023	LYG23A	The New York Stock Exchange
$1,500,000,000 2.858% Senior Notes due 2023	LYG23B	The New York Stock Exchange
$1,000,000,000 1.326% Senior Notes due 2023	LYG23C	The New York Stock Exchange
$2,250,000,000 2.907% Senior Notes due 2023 (callable in 2022)	LYG23	The New York Stock Exchange
$1,500,000,000 3.0% Senior Notes due 2022	LYG22	The New York Stock Exchange
$1,500,000,000 2.25% Senior Notes due 2022	LYG22	The New York Stock Exchange
*Pending application for listing with the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
7.50% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities
6.75% Callable Fixed Rate Reset AT1 Perpetual Subordinated Contingent Convertible Securities
5.125% Callable Fixed Rate Reset AT1 Perpetual Subordinated Contingent Convertible Securities
The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2021 was:

Ordinary shares, nominal value 10 pence each	71,022,593,135
Preference shares, nominal value 25 pence each	343,414,648
Preference shares, nominal value 25 cents each	86,617
Preference shares, nominal value 25 Euro cents each	Nil
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
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Certain disclosures required by IFRS have been included in sections highlighted as ‘Audited’ within the Operating and financial review and prospects section of this Annual Report on Form 20-F on pages 26 to 111. Disclosures marked as audited indicate that they are within the scope of the audit of the financial statements taken as a whole; these disclosures are not subject to a separate opinion.
In this annual report, amounts described as ‘statutory’ refer to amounts included within the Group’s consolidated financial statements.
Lloyds Banking Group publishes its consolidated financial statements expressed in British pounds (‘pounds Sterling’, ‘Sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound Sterling; references to ‘US Dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US Dollar; references to ‘Euro’ or ‘€’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘Euro cent’ are to one-hundredth of one Euro; and references to ‘Japanese Yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds Sterling amounts into US Dollars at specified rates. These translations should not be construed as representations by Lloyds Banking Group that the pounds Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds Sterling into US Dollars have been made at the Noon Buying Rate in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2021. The Noon Buying Rate on 31 December 2021 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds Sterling, and therefore US Dollar amounts appearing in this annual report may differ significantly from actual US Dollar amounts which were translated into pounds Sterling in the preparation of the consolidated financial statements in accordance with IFRS.

BUSINESS OVERVIEW
Lloyds Banking Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2021, Lloyds Banking Group’s total assets were £886,525 million and Lloyds Banking Group had 57,955 employees (on a full-time equivalent basis). Lloyds Banking Group plc’s market capitalisation at that date was £33,949 million. The Group reported a profit before tax for the year ended 31 December 2021 of £6,902 million, and its capital ratios at that date were 23.6 per cent for total capital, 20.0 per cent for tier 1 capital and 17.3 per cent for common equity tier 1 capital.
Set out below is the Group’s summarised income statement for each of the last two years:

	2021	2020
	£m	£m
Net interest income	9,366	10,749
Other income	28,078	18,418
Total income	37,444	29,167
Insurance claims	(21,120)	(14,041)
Total income, net of insurance claims	16,324	15,126
Operating expenses	(10,800)	(9,745)
Impairment credit (charge)	1,378	(4,155)
Profit before tax	6,902	1,226
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
At 31 December 2021, the Group’s three primary operating divisions, which are also financial reporting segments, were: Retail; Commercial Banking; and Insurance and Wealth. Retail provides banking, mortgages, personal loans, motor finance, credit cards and other financial services to personal and small business customers. Commercial Banking provides banking and related services to business clients, from small and medium-sized entities (SMEs) to large corporates. Insurance and Wealth provides long-term savings, protection and investment products as well as general insurance products.
Profit before tax is analysed on pages 28 to 35 on a statutory basis and, for the Group’s segments, on pages 37 to 43 on an underlying basis. The key principles adopted in the preparation of this basis of reporting are described on page 37. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on an underlying basis. IFRS 8, Operating Segments requires that the Group presents its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 4 to the financial statements in compliance with IFRS 8. The table below shows the results of Lloyds Banking Group’s segments in the last two fiscal years, and their aggregation. Further information on non-GAAP measures and the reconciliations required by the Securities and Exchange Commission’s Regulation G are set out on pages F-34 to F-38.

	2021	2020
	£m	£m
Retail	5,138	1,991
Commercial Banking	1,851	96
Insurance and Wealth	427	338
Other	624	(232)
Profit before tax – underlying basis	8,040	2,193
Lloyds Banking Group plc was incorporated as a public limited company and registered in Scotland under the UK Companies Act 1985 on 21 October 1985 with the registered number SC095000. Lloyds Banking Group plc’s registered office is The Mound, Edinburgh EH1 1YZ, Scotland, and its principal executive offices in the UK are located at 25 Gresham Street, London EC2V 7HN, telephone number + 44 (0) 20 7626 1500.

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
On 1 February 2022, the Group announced that it had completed the acquisition of Embark Group, a fast growing investment and retirement platform business. Embark will be part of the Group's Wealth proposition, alongside Schroders Personal Wealth and the Group's investment in Cazenove Capital.

BUSINESS
STRATEGY OF LLOYDS BANKING GROUP
Lloyds Banking Group is the largest bank and sole integrated provider of banking, insurance and wealth propositions in the UK. The Group's strong foundations have created distinctive competitive strengths. It has leading customer franchises with trusted brands, significant data assets and leading market shares. Alongside, the Group has a strong balance sheet, disciplined risk management and an efficient business model, operating at scale with strong cost discipline.
The Group’s purpose of Helping Britain Prosper drives its business model and strategic participation choices. The Group’s new strategy has a clear vision to be a UK-customer focused digital leader and integrated financial services provider, capitalising on new opportunities, at scale. To this end the Group is embedding delivery of broader stakeholder outcomes in its strategy and the way it creates value to be a truly purpose-driven organisation.
The Group aims to deliver for all its stakeholders by helping build an inclusive society and supporting the transition to a low carbon economy. To support the transition to a low carbon economy, the Group is reinforcing its prior commitments, reducing the carbon emissions the Group finances by more than 50 per cent by 2030, on the path to net zero by 2050 or sooner, with the Group’s own operations being net zero by 2030 and sustainability outcomes embedded across business priorities.
Through its new strategy, Lloyds Banking Group aims to transform its business, creating higher, more sustainable value for all stakeholders. The Group expects to drive revenue growth and diversification across all its main businesses, focusing on strengthening cost and capital efficiency, together built off a powerful enabling platform maximising the potential of people, technology and data to support the business ambitions.
The new strategy will enable the Group to deliver higher, more sustainable returns and capital generation. The Group is targeting a return on tangible equity in excess of 10 per cent by 2024 and in excess of 12 per cent by 2026 as the full benefits of the investment are realised. The Group expects that this will be achieved by additional revenues of c.£0.7 billion by 2024 and more than double that of c.£1.5 billion by 2026. The Group’s strong focus on cost discipline will ensure that it keeps business as usual costs flat in 2024 versus 2021, whilst costs increase only to finance new investment, enabling a cost-income ratio of less than 50 per cent by 2026. The increased profitability resulting from the strategy will support capital generation of around 150 basis points per annum over 2022 to 2024, improving to 175 to 200 basis points by 2026. The Group is committed to returning excess capital to shareholders and paying down to its target capital ratio over the course of the three-year plan.
This section contains forward looking statements, please refer to forward looking statements on page 193.
BUSINESS AND ACTIVITIES OF LLOYDS BANKING GROUP
The Group’s activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth.
Further information on the Group’s financial reporting segments is set out on pages 40 to 42 and in note 4 to the financial statements.
MATERIAL CONTRACTS
The Company and its subsidiaries are party to various contracts in the ordinary course of business.

BUSINESS
ENVIRONMENTAL MATTERS
Helping Britain transition to a sustainable low carbon economy
This section contains certain disclosures in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).
The Group is making good progress in better understanding the risks and opportunities that climate change presents for our business and our customers, but there is still a lot of work to be done.
A high level summary of disclosure aligned to the TCFD recommendations is provided below.
Further detailed information can be found in our 2021 Climate Report.
This section contains forward-looking statements, please refer to page 193 for our forward looking statements.
Overview
Summary of TCFD recommendations and our progress against these
We have been continually making progress against the TCFD recommendations and enhancing our climate-related financial disclosures since our 2018 Annual Report on Form 20-F. We comply with the FCA’s Listing Rule 9.8.6R(8) and make disclosures consistent with the 2017 TCFD recommendations and recommended disclosures across all four of the TCFD pillars: Strategy; Governance; Risk Management; and Metrics and Targets.
We will continue to assess and develop our disclosures against the TCFD recommendations and recommended disclosures in 2022, taking into account relevant TCFD guidance and materials and evolving best practice. Key areas of focus in 2022 include the following:
Strategy
•We explored the resilience of our credit portfolios under three different climate scenarios as a result of our participation in the Bank of England’s Climate Biennial Exploratory Scenario (CBES), as well as undertaking other internal activity developing initial quantitative insight for key sectors. We will undertake further climate scenario analysis in 2022 that leverages learnings from the CBES exercise and access to improved data and analytical capabilities. This will allow us to better understand the resilience of the Group’s business model to climate risks. In particular, the aim is to support the development of new business plans and sector ambitions to achieve the Group's net zero ambitions and to examine the resilience of these to physical and transition risks.
Metrics and targets
•We have developed metrics to assess climate-related risks and opportunities that include current and projected financed emissions, emissions intensity, sustainable finance and sectors with increased climate risk (exposure, limit, maturity). We have evolved our Group Balanced Scorecard so that it now includes two ESG measures that are aligned to climate change to reflect our net zero ambitions. The additional climate scenario analysis we will conduct in 2022 will lead to enhancements to the physical and transition risk assessment of our high carbon sectors and clients within these that will allow for improved management information and reporting to the Board as well as Net Zero Banking Alliance (NZBA) sector target setting.
•We have disclosed our Scope 1, 2 and 3 emissions for our own operations, along with our initial Scope 3 financed emissions for most of our banking and Scottish Widows activity. Our future focus will be on disclosing our Scope 3 supply chain emissions and extending the coverage of Scope 3 financed emissions by including additional asset classes where data and methodologies exist and engaging across the industry on calculation approaches for asset classes where methods do not exist.
•We have developed ambitions to achieve net zero for our own operations by 2030 and for the activities of those we finance by 2050, with interim ambitions set for 2030. We have also developed 2030 ambitions for our operational energy, water and waste and an initial set of our highest emitting sectors. We are on track to disclose further ambitions for high emitting sectors in line with our NZBA commitments, along with a net zero transition plan that further communicates our decarbonisation strategy.

BUSINESS
Progress against the TCFD recommendations

	Recommendation	Recommended disclosures	Summary of progress
Strategy	Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation's business, strategy and financial planning where such information is material	A: Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term
•We have prioritised our activities around net zero ambitions associated with achieving net zero in our own operations by 2030 and for the activities of those we finance by 2050, with interim ambitions set for 2030
•We have defined four sustainability strategic pillars that will help us to achieve our ambitions in a manner that engages across the whole of our organisation and also across our wider stakeholder network
•We have described the key climate-related risks and opportunities identified to date and defined our short, medium and long-term time horizons
•In preparing the Group's financial statements, we have considered the impact of climate-related risks on our financial position and performance
•In 2021, the Group started to incorporate initial consideration of the Group’s key climate risks and opportunities as part of our financial planning process
•We are continuing to develop climate modelling and scenario analysis capabilities to quantify climate risk
•We participated in the Bank of England’s Climate Biennial Exploratory Scenario, which created a foundation capability that we are extending further as we embed climate into risk management and other processes
•We have developed initial climate scenario analysis quantitative insights for key sectors

B: Describe the impact of climate-related risks and opportunities on the organisation's business, strategy and financial planning
C: Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario
Metrics and Targets	Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material	A: Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process
•We have developed several initial metrics to measure our progress against our net zero ambitions, which include measures related to our financed emissions, sustainable finance and own operations
•We have provided details of our Scope 1, 2 and 3 emissions for our own operations, calculated an initial 2019 financed emissions baseline for Scottish Widows and provided both an updated 2018 financed emissions baseline and 2019 financed emissions for our banking activity
•We have specific sector ambitions for our banking activity related to power[1], oil & gas, thermal coal[1] and UK motor, and Scottish Widows has developed its first Climate Action Plan (published February 2022)
•We have introduced new 2024 sustainable finance strategic outcomes across the Group[2]
•More than £6.9 billion of green /ESG related finance[3] was delivered in 2021
•We also estimate that through Scottish Widows we will make discretionary investment of £20-25 billion into climate-aware investment strategies by 2025, with at least £1 billion invested in climate solutions investments
•We developed three new operational climate pledges in 2021 that are designed to accelerate our plan to achieve net zero carbon operations and we continue to measure progress against those and our wider environmental ambitions for our own operations

B: Disclose Scope 1, Scope 2, and if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks
C: Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets

BUSINESS

	Recommendation	Recommended disclosures	Summary of progress
Governance	Disclose the organisation’s governance around climate-related risks and opportunities	A: Describe the board’s oversight of climate-related risks and opportunities
•Our governance structure provides clear oversight and ownership of the Group’s sustainability strategy and management of climate risk at Board and Executive levels
•The Board is engaged on a regular basis on our sustainability agenda and in 2021 received training to continue to develop understanding of climate risk
•In 2021, we established the Group Net Zero Committee to provide Executive direction and oversight of the Group environmental sustainability strategy
•Key committee decisions include approval of our sector ambitions and external sector statements

B: Describe management’s role in assessing and managing climate-related risks and opportunities
Risk Management	Disclose how the organisation identifies, assesses, and manages climate-related risks	A: Describe the organisation’s process for identifying and assessing climate-related risks
•We have continued to embed climate risk into our activities and Enterprise Risk Management Framework, through consideration of climate risk as its own principal risk, and integration into other principal risks materially impacted
•In 2021 we have introduced the Group Climate Risk Policy to provide an overarching framework for the management of climate risks and opportunities across the Group
•We have undertaken detailed analysis of our portfolios and the pathways required to reduce emissions, including deep dives into sectors at increased risk from impacts of climate change
•Ongoing development of climate risk assessment tools and methodologies, including our qualitative climate risk assessment tool in Commercial Banking

B: Describe the organisation’s process for managing climate-related risks
C: Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management
1Our power sector ambition was set prior to us joining the NZBA and will be updated in 2022 to align with NZBA guidance. Our thermal coal ambition is a commitment to exit all entities that operate thermal coal facilities by 2030 (see page 32 of our 2021 Climate Report) and will currently be tracked through lending exposure to the sector as opposed to annual emissions estimates.
2See page 41 of our 2021 Climate Report for more detail on our 2024 sustainable finance strategic outcomes.
3Includes Clean Growth Finance Initiative, Commercial Real Estate Green Lending, Renewable Energy Financing, Sustainability Linked Loans and Green/ESG/Social Bond facilitation.

BUSINESS
Our Strategy
We believe that the transition to a low carbon economy represents an opportunity to build a resilient future, creating new businesses and jobs. The transition will require transformation of every sector at scale.
We want to play our part in supporting the transition and support the aims of the 2015 Paris Climate Agreement, the UK Government’s net zero target, the Ten Point Plan for the Green Industrial Revolution and the recommendations of the TCFD.
Supporting an effective transition is a priority for us and an integral part of our new strategy. Our Board is fully engaged in key decisions and ensuring continued progress. We have prioritised our activities around net zero ambitions associated with achieving net zero in our own operations by 2030 and for the activities of those we finance by 2050, with interim ambitions set for 2030.
Our priority areas are greening the built environment, supporting the energy transition, low carbon transportation, sustainable farming and natural capital, and sustainable investments and pensions. These form a fundamental part of our overall approach to net zero and represent where we see the greatest challenge and opportunity to help accelerate the transition to a low carbon economy for the UK. Our ambitions and priority areas are underpinned by four pillars of our sustainability strategy that will help us to achieve our ambitions in a manner that engages the whole of our organisation and across our wider stakeholder network.
As signatories to Net-Zero Banking Alliance, we have committed to setting sector-based ambitions across our highest emitting sectors. We have now published ambitions covering Power, Thermal Coal, Oil and Gas and Retail (Motor) vehicles.
We will report additional sector ambitions in 2022 for parts of our remaining carbon intensive sectors, including residential mortgages, transportation and automotive activity beyond Retail (Motor) vehicles. We will also develop further ambitions and a transition plan in accordance with the timelines stipulated by the NZBA. Our sector ambitions for our banking activities complement our Scottish Widows Climate Action Plan, which covers our approach for our investing activity through Scottish Widows.
With our strategic update, we have published new sustainable lending and investment ambitions with £10 billion lending for green mortgages by 2024, £8 billion financing for electric and plug-in hybrid electric vehicles by 2024, and £15 billion sustainable financing for corporate and institutional clients by 2024, and £20-25 billion in climate aware investment strategies through Scottish Widows by 2025. In-year targets are part of the 2022 Group balanced scorecard, supplementing the measure on reducing own operational carbon emissions.

BUSINESS
Reducing our financed emissions
Central to our ambitions is the alignment of our lending and investment activities with the 2015 Paris Agreement. The need to reorient financial flows in line with a 1.5ºC pathway means that we will have to fundamentally reshape our approach to the types of investments and lending we undertake across the Group.
Progress update

	Net zero ambitions	2021 achievements	2022 plans
Bank	Work with customers, government and the market to help reduce the carbon emissions we finance by more than 50% by 2030 on the path to net zero by 2050 or sooner
•Updated our 2018 financed emissions baseline and calculated 2019 financed emissions
•Completed initial analysis on the pathways required for the Group’s portfolio to achieve the ambition of reducing the carbon emissions financed by more than 50% by 2030, focused on the key hard to abate sectors
•Expanded the funding available under the Group's discounted green finance initiatives1 from £3 billion to £5 billion to support businesses as they transition to a low carbon economy
•More than £6.9 billion of green and ESG related finance2 was delivered in 2021
•Published a 2030 ambition for the power sector
•Engaged across leading industry initiatives to contribute to key thought leadership and public advocacy positions

•Publish additional sector ambitions related to our high carbon sectors, beyond the four sector ambitions in this report on power, thermal coal, oil and gas and UK motor
•Develop an understanding of approaches for integrating the preservation of natural capital into our sector-specific net zero strategies

Key areas of focus
•We are developing a strategic portfolio alignment approach across our key sectors. It is clear that the challenges facing each of our sectors vary considerably and that each sector is at a differing scale of maturity in its transition journey
•Our immediate focus is to work closely with our most heavy emitting sectors to support their progressive decarbonisation
•We believe that a pure divestment strategy is not in line with our purpose. We want to finance the changes needed to live and do business more sustainably, in line with a just transition
•The sectors where we have to focus the most to help ensure they can transition are agriculture, energy, housing and transportation. This has been informed by detailed sector reviews that have been conducted over the past 18 months on the carbon-intensive sectors where we have lending to customers that are likely to be higher carbon emitters or be exposed to higher levels of physical or transition risks (see Risk management section for more details)

Scottish Widows	Target halving the carbon footprint[5] of Scottish Widows investments by 2030 on the path to net zero by 2050
•Calculated an initial 2019 financed emissions baseline for Scottish Widows
•Announced a 2025 target to invest between £20–25 billion in climate-aware investment strategies[3], with at least £1 billion invested into climate solutions investments[4]
•In 2020 we collaborated with BlackRock to design and launch the Climate Transition World Equity Fund, which Scottish Widows seeded and has continued to invest in, reaching more than £5 billion by end 2021
•Overhauled the Scottish Widows Environmental Fund to become fossil fuel-free, not investing in any companies that derive revenue from fossil fuels and targeting a positive environmental impact by focusing on companies solving environmental challenges and establishing the infrastructure we need to support a lower carbon world[6]

•Continue to progress against our Climate Action Plan (published February 2022) and take meaningful actions against our net zero ambitions
•Further ESG integration into our pension default funds
•Increase our investment in the BlackRock Climate Transition World Equity fund over the course of 2022
•Enhance the information provided through the Scottish Widows Find Your Impact tool within the Scottish Widows mobile app
•Continue our active stewardship with action on voting and engagement of material investee companies

Key areas of focus
•Scottish Widows' position as a large investor presents us with opportunities to participate in and influence the transition for the long-term benefit of our customers and society
•We are supporting investments that back climate solutions for real-world impact by incorporating climate objectives into our strategic asset allocation and increasing discretionary investment into climate-aware investment strategies
•We are also using our engagement and shareholder voting power to drive companies to make the changes necessary to align with a 1.5°C pathway and excluding high carbon investments that run the risk of becoming stranded assets through our Exclusions Policy

1Funding provided by Commercial Banking under the Clean Growth Finance Initiative and Commercial Real Estate Green Lending.
2Includes Clean Growth Finance Initiative, Commercial Real Estate Green Lending, Renewable Energy Financing, Sustainability Linked Loans and Green/ESG/Social Bond facilitation.
3Climate-aware investment strategies: we’re working closely with our strategic fund management partners BlackRock and Schroders to develop and refine a range of funds that have a bias towards investing in companies that are adapting their businesses to be less carbon-intensive and/or developing climate solutions.
4We will invest in climate solution investments within climate-aware investment strategies or other funds. To define climate solution investments, we look at the portion of company revenue associated with activities such as alternative energy, energy efficiency, green building, sustainable agriculture, sustainable water, and pollution prevention. We use MSCI Environmental Impact Revenue data to help with this classification.
5Carbon footprint is a measure of carbon intensity calculated as absolute value of emissions applicable to an investment divided by the value of investment.
6See page 44 of our 2021 ESG Report page for full description of the fund and its exclusions.

BUSINESS
Reducing our own operations and supply chain emissions
Our own operations
In 2021, we announced a new set of operational climate pledges, including a commitment to achieve net zero carbon operations across Scope 1 and 2 by 2030, against a 2018/19 baseline, while at the same time halving our energy consumption and maintaining travel related carbon emissions from business travel and commuting below 50% of a pre-COVID 19 baseline. We are also embedding our response to natural capital preservation as part of our approach to sustainable operations by protecting our operational green spaces, through restoring natural ecosystems, decreasing human intervention and encouraging native species.
Our supply chain
For our suppliers, we have focused our efforts on understanding the carbon emissions generated through our sourcing activities and how we can positively influence a sustainable supply chain. We know that we cannot achieve our net zero ambitions without the support of our suppliers and in 2021 we have been developing our methodology for measuring our supply chain emissions. We are building our programme to further enhance sustainability considerations in our sourcing approach and to engage those suppliers that have the biggest impact on our carbon emissions with the aim of developing specific ambitions for reducing supply chain emissions and working collaboratively to achieve them.
Progress Update

Net zero ambitions	2021 achievements	2022 plans
Net zero carbon operations by 2030
•Achieved a cumulative 22.5% reduction in Scope 1 and 2 carbon emissions to date compared to our 2018/19 baseline (measured using the market-based method)
•Continued to purchase 100% renewable electricity across our global operations, meeting our RE100 commitment
•Completed our first three net zero carbon operations branches and started the installation of a ground source heat pump at our largest gas consuming office
•Proudly remained Carbon Trust Standard certification holders for carbon reduction for the twelfth consecutive year[1]

•Continue to purchase 100% renewable electricity and work towards our ambition to increase the percentage of our electricity sourced directly from additional renewable developments (via Power Purchase Agreements) or onsite generation, to at least 60% by 2025
•Invest in our buildings to keep eliminating the use of natural gas, replacing gas boilers with electric heating systems such as heat pumps
•Improve our air conditioning systems, switching to more energy efficient technology using less harmful refrigerant gases

Reduce total energy consumption by 50% by 2030
•Reduced total building energy consumption by 5.7% compared to 2019/20 and 14.8% compared to our 2018/19 baseline
•Continued our energy optimisation programme, resulting in a 101.5 GWh cumulative saving in 2021
•Worked with our supply chain to continue our LED lighting installation programme across our offices and branches. This year we have completed 170 installs, resulting in expected savings of 1,280 MWh, the equivalent to powering 360 UK homes
•Upgraded Building Management Systems at 101 of our branches, which are now remotely controlled so energy usage is optimised by a dedicated team, ensuring minimal energy wastage and resulting in savings of 610 MWh
•Continued our Climate Group EP100 campaign, confirming our commitment to improve energy productivity through our use of the UK Green Building Council’s Net Zero Carbon Buildings framework; reducing the direct emissions generated from our buildings and operations to net zero by 2030

•Continue our energy optimisation programme, which is being delivered by energy managers across our estate, ensuring savings are sustained for the future
•Continue to accelerate our investment in energy efficiency, installing LED lighting in our branches and offices as well as replacing and improving building management systems
•Build awareness with our colleagues and suppliers via energy management behaviour change campaigns
•Test new ideas and innovative technologies, collaborating with our partners and suppliers to deliver transformational clean energy solutions across our estate

Maintain travel carbon emissions below 50% pre-COVID 19 levels
•Launched the 3Ps of sustainable travel as part of colleagues’ new ways of working: Purpose, Planet and Planning
•Invested in sustainable travel facilities across 13 sites, investing in new cycle racks, bicycle maintenance stands, e-bike charging stations and electric vehicle (EV) charging points
•Installed 133 EV charging points at 34 of our sites, meaning over 36,000 of our colleagues have access to EV charging at work, at no cost to them
•Launched a carbon footprint calculator to support our colleagues to explore the environmental impact of both their business and personal travel choices and provide offers and engagement programmes to help them switch to greener modes of travel
•Achieved Cycling UK's Cycle Friendly Employer accreditation at 13 of our offices
•Launched a cycling mileage rate, enabling colleagues who cycle for business to claim cycling mileage just as they would for car mileage
•Launched a new Ultra-Low Emissions Vehicle (ULEV) salary sacrifice scheme for colleagues
•Created co-working hubs above our branches to minimise unnecessary business travel to further afield city hubs

•Continue our programme of work to improve cycling facilities for colleagues, seeking Cycle Friendly Employer accreditation from Cycling UK at each of our main offices
•Continue our commitment to The Climate Group’s EV100 campaign, making a commitment to install charging points across all our colleague car parks by 2030. We currently have EV charging facilities at 60% of our office car parks
•Continue to embed new ways of working developed during the pandemic, having already launched the 3Ps of sustainable business travel where colleagues travel with purpose, to connect and collaborate, with the planet in mind, making trips that are worth the carbon, and planning ahead combining meetings and keeping journeys to a minimum

1The Carbon Trust Standard recognises organisations that follow best practice in measuring, managing, and reducing their environmental impact.

BUSINESS
Carbon credits and offsetting on the journey to net zero
Net zero strategies should prioritise carbon reduction in line with science, ahead of considering the use of carbon credits to offset emissions. While carbon credits can be an important tool in combatting climate change if used responsibly, it is important that such credits are deployed as part of an ambitious, science-based decarbonisation plan.
Use of carbon credits in our financed emissions
Our financed emissions capture the emissions attributed to the Group from our lending and investment activities. We do not currently plan to use carbon credits to offset our financed emissions and we will monitor and contribute to emerging industry standards in this area as they develop. However, we will engage with our clients to encourage them to develop their own net zero plans, which may involve them using carbon credits for offsetting residual emissions for some of their activity, where applicable and in line with science.
Use of carbon credits in our own operations
Our priority as a Group remains focused on reducing our emissions, in a responsible way, before considering the use of carbon credits to offset emissions from our own operations. We have committed to achieve net zero carbon operations by 2030, reducing our direct Scope 1 and 2 emissions by at least 75 per cent (compared to 2018/19 levels). In 2030, we will purchase carbon credits to offset the remainder of our direct emissions. We intend to use certified neutralisation carbon credits from high-quality carbon removal projects.
Metrics and Targets
We have developed several initial metrics to measure our progress against our net zero ambitions and the activities required to achieve them. These include measures related to our financed emissions, sustainable finance and own operations.
We expect these metrics to evolve as we develop additional sector-based ambitions in line with our Net Zero Banking Alliance commitments and further expand our sustainable finance and own operations activity.
Financed emissions ambitions
Banking ambitions
In addition to our ambition to work with customers, government and the market to help reduce the emissions we finance by more than 50% by 2030 on the path to net zero by 2050 or sooner, we joined the NZBA in April 2021 as a founding member.
We are now committed to developing 2030 sector-specific ambitions for the most GHG intensive and GHG emitting sectors within our portfolio that will be key to the transition to a net zero economy and will complement our existing ambition.
We have made good progress to date, having now set 2030 ambitions for four sectors, including power, thermal coal, oil and gas, and motor. We are working to develop additional 2030 sector ambitions in 2022 for our residential mortgages, transportation and automotive activity beyond Retail motor vehicle loans with further ambitions following in 2023. Sector ambitions will be set using up to date science-based decarbonisation scenarios which are aligned with a 1.5°C pathway. Examples include the International Energy Agency (IEA) Net Zero Emissions by 2050 (IEA NZE 2050) scenario and the UK Committee on Climate Change's Balanced Net Zero Pathway scenario. As climate science evolves and scenarios are updated we will review our methodologies and ambitions.

Table 1. Bank sector-based ambitions
2030 sector ambitions
Sector	Financed emissions (MtCO2e)	Physical emissions intensity	Scenario
Power[1,2]	n/a	75gCO2e/kWh	Aligned to government policies
Oil and Gas[2]	3.9 (50% reduction)[3]	n/a	IEA NZE 2050
UK Motor Finance[2]	n/a	Cars – 65gCO2e/km Vans – 85gCO2e/km	CCC Balanced Net Zero Pathway
Thermal coal[2,4]	Full exit from all entities that operate thermal coal facilities by 2030
1Power sector ambition was published prior joining the NZBA and will be updated in 2022, to align with NZBA guidance.
2Additional detail on ambitions is on page 33 (Power and oil and gas) and page 34 (UK Motor) of our 2021 Climate Report.
3Our ambition is reduce the absolute financed emissions from the oil and gas sector by 50% from a 2019 baseline. The 2030 absolute financed emissions value may change if the baseline is updated in future years as better data becomes available.
4This ambition is only applicable to our corporate and institutional clients (clients with a turnover >£100m) and excludes any clients within our SME portfolio that would form part of the supply chain to the Energy and Coal Mining entities. The ambition relating to thermal coal mining excludes commodities trading activities. This ambition is a commitment to exit all entities that operate thermal coal facilities by 2030 and will currently be tracked through lending exposure to the sector as opposed to annual emissions estimates.
Financed emissions baseline and progress
In 2021, we have estimated our financed emissions producing two separate baselines to align to the individual ambitions to reduce our financed emissions as outlined in the Strategy section. The first baseline is for our banking operations, which covers Lloyds Banking Group, excluding Scottish Widows (the Bank). The second is for our Scottish Widows activity which is reported separately. In measuring financed emissions, the Bank and Scottish Widows have both applied the Partnership for Carbon Accounting Financials (PCAF) standard. Additional detail on approach has been included in the Lloyds Banking Group Climate Report 2021.
Methodology and approach
Lloyds Banking Group, including Scottish Widows, has continued to apply the emerging industry-led standard developed by the PCAF in measuring and disclosing our greenhouse gas (GHG) emissions financed by loans and investments. The PCAF is now recognised as the most widely adopted global standard for measuring and accounting for Scope 3 emissions by the financial sector, referred to here and across industry as 'financed emissions'. Where possible, we have adopted the guidance afforded by the PCAF standard across all material asset classes where published methodologies have been made available.

BUSINESS
What emissions are covered?
Our baseline represents Scope 3 financed emissions which is calculated from the Scope 1 and 2 emissions generated from our investments or lending.
Scope 3 (value chain) emissions are also calculated and reported separately for certain sectors, aligning to the PCAF standard phased approach. Scope 3 includes all other indirect GHG emissions of the reporting company not included in Scope 2, and can be broken down into upstream emissions that occur in the supply chain (for example, from production or extraction of purchased materials) and downstream emissions that occur as a consequence of using the organisation‘s products or services. The comparability, coverage, transparency and reliability of Scope 3 data still varies greatly by sector and data source.
Attribution
Aligning to the PCAF standard, we have adopted an attribution factor at a single client or asset class level to measure our share of financed emissions. Where necessary, hierarchies of best-available data and approximations have been used to resolve certain data gaps. We have incorporated additional detail and explanation on the variations to our approach within the individual business sections below.
Data quality score
Where sourcing of emission data by client or by asset type was challenging, adaptations to our approach reflected the hierarchy of options outlined in the PCAF data scoring framework. We used a range of internal and external data sources to determine the Scope 1 and Scope 2 emissions for each asset class and calculated our average data quality scores across all business lines and sectors, using the classification opposite, which can be found in the PCAF methodology.
Evolution of approach
Throughout 2021, we have continued to mature and refine our measurement of financed emissions across the Group. Progress has been made to extend the scope of our emissions baseline, refine our methodologies and improve data quality, recognising there is still more to do. This includes working in partnership with government, industry and policymakers to improve our approach and calculation estimates. Further, we have started to embed our emissions calculation process, governance and controls via a Group-wide financed emissions framework which follows the Group’s three lines of defence model.
Looking ahead
In order to extend the coverage of our baseline, we will continue to develop our calculation approach to consider equity, non-UK mortgages and corporate bonds. We will also review any new PCAF asset class methodologies as they are released to consider applicability to our portfolios. Continued refinement of our emissions baseline is expected as data availability and quality improves in line with industry developments and as methodologies evolve.
Recognising the Bank‘s commercial lending portfolio composition, it is also anticipated that the impact of increased lending to customers as part of the Government supported Bounce Back Loan Scheme and Coronavirus Business Interruption Loan Scheme is likely to have a proportionate increase to our financed emissions reporting from 2020. For future reporting periods, we will consider how best to disclose such lending in our financed emissions reporting.
Extending our scope to calculating more of our clients’ Scope 3 emissions will continue to be monitored in line with the PCAF published timelines, and we will continue to report separately from our Scope 1 and 2 financed emissions.
Furthermore, in light of the regulatory plans to scale up mandatory TCFD-aligned disclosures across a broader range of reporting entities, we expect our emissions calculations to include more reported emissions with a higher PCAF score over time. We also recognise the need to provide support to our consumers and SME clients to help them understand their carbon footprint and how they can reduce it.
Bank financed emissions baseline
Aligned to our commitment to report a consistent, and transparent financed emissions disclosure and following our enhancements to data, methodology and scope, we have recalculated our 2018 baseline estimates as previously stated in our 2020 Annual Report, in addition to calculating our financed emissions for the year ended 2019. These calculations are based on Bank own lending activity and provide an early starting position on our ambition to reduce the emissions we finance by more than 50 per cent by 2030 on the path to net zero by 2050, or sooner.
Bank aggregated emissions is supported by estimates by divisional asset class and are found in the Bank financed emissions table, which is followed by commentary on material design choices, limitations and recognised drivers to changes in our financed emissions. Of specific note, the 2018 baseline re-calculation has formed the foundation of target-setting in accordance with the NZBA commitment made by the Group during 2021.
Scope
Our 2019 balance sheet coverage extends to 71 per cent of the Group’s Balance Sheet Assets, excluding Scottish Widows, and includes all material exposures across our Mortgages, Motor Finance (which includes finance and leasing activity), Business Banking and Commercial Banking portfolios. Cash is represented in our balance sheet coverage as zero emissions, noting the PCAF standard remains silent on treatment. Exclusions to measurement totals 29 per cent, 25 per cent of which are in line with PCAF methodology where no methodologies exist, such as derivatives, sovereign bonds and green bonds. The minimal remaining 4 per cent of the balance sheet is excluded due to existing data gaps which we will look to resolve in 2022.
Aligned to the PCAF requirement to phase in Scope 3 (value chain) emissions from 2021, we have established an approach to include Scope 3 estimated emissions for clients in the oil and gas sector within our financed emissions calculations and have reported these separately in the Bank financed emissions table. The Group's mining exposures have been excluded from Scope 3 reporting reflecting nominal residual exposure.

BUSINESS
Bank financed emissions
We have continued to build appropriate controls into our calculation approach, including:
(i)additional data checks within calculations by first-line business owners;
(ii)enhanced risk oversight of alignment to the PCAF framework on a comply or explain basis, and the calculation methodology and boundaries used for client, asset or sector inclusion; and
(iii)Internal Audit reviews to help identify further enhancements.
As a result of this work, the Bank 2018 baseline has been refreshed reporting an increased position of 28.0MtCO2e, for our assets in-scope, which reflects a 10.3 per cent increase on our 2018 estimate disclosed in our 2020 ESG Report. The recalculation incorporated the positive enhancements made to data quality and availability, and alignment to PCAF methodology outlined in the asset class summaries on page 38. Recognising the progressive nature of emissions data enhancements and ongoing updates to industry standards and guidance, it is expected that further refinement may be necessary, which provides a challenging foundation to our approach to target-setting in line with our NZBA commitment.
Financed emissions for the year ended December 2019 were calculated for the first time and reported a positive reduction in absolute emissions in borrower scope 1 and 2 emissions to 25.0 MtCO2e based on >£490 billion of in-scope assets.
The year-on-year movement equated to a 10.8 per cent reduction in emissions and was largely driven by a combination of client decarbonisation, and lending contraction in certain sectors.
An early estimate of scope 3 emissions was conducted for the Oil and Gas sector, in alignment to the PCAF phased in approach for reporting.
The Oil and Gas portfolio (including Commodity Traders – Energy of the supermajors and excluding Support Services) is estimated to be 7.0 MtCO2e for 2019, and was based on actual reported data, where available, estimated data from S&P Trucost, or through a ratio of company Scope 1 and 2 where there is no other available data. Reported data, especially for the category of "use of sold products", is very sparse and is reflected by a PCAF score of 4.0. It is recognised that we will update our approach as data, standards and methodologies evolve.
Data quality progression
The Bank’s weighted average PCAF data score has moved from 3.9 to 3.8 reflecting improved data sourcing and enhanced consistency in methodology approach. While progress has been made during 2021, the ongoing challenges to data sourcing gaps remain significant particularly in measuring emissions for SME clients, which require an industry-wide shift to address this, and will be required to help inform future NZBA targets.

Table 2. Bank financed emissions
Scope 1 and 2	2019 financed emissions					2018 baseline
PCAF asset class	Financed emissions (MtCO2e)²	Economic emission intensity (tCO2e/£m invested)	Physical emission intensity	PCAF data quality score	Equivalent share of sector or UK total emissions[1,7]	Financed emissions (MtCO2e)²	Economic emissions intensity (tCO2e/£m invested)	Physical emission intensity	PCAF data quality score
UK mortgages[3]	5.6	19	46kgCO2e/m2	3.7	6%	5.9	21	47kgCO2e/m2	3.9
UK Motor Finance[4]	3.1	154	129gCO2e/km (cars) 168gCO2e/km (vans)	2.3	4%	3.2	167	129gCO2e/km (cars) 170gCO2e/km (vans)	2.3
Business Loans
Business Banking[5]	0.3	208	n/a	5.0	<1%	0.4	219	n/a	5.0
Commercial Banking[6]	16.0	151	n/a	4.4	6%	18.5	164	n/a	4.3
Total	25.0			3.8	6%	28.0			3.9
1Represents estimated 5.5 per cent of UK emissions of 454.8MtCO2e by sector reported in 2019 UK Greenhouse Gas Emissions, Final Figures dated 2nd February 2021 by Department for Business, Energy and Industrial Strategy.
2Includes Nil emissions for cash balances which accounts for 8.4 per cent of the Group's balance sheet.
32019 emissions calculation covers 99 per cent of in-scope UK mortgages. Excludes ￡3.4bn of newly acquired assets. Uses EPC emissions estimates for 53 per cent of properties. Where EPCs are unknown, property archetypes are aligned to average emissions intensity of properties in EPC bandings C to G.
42019 emissions calculation covers 87 per cent of motor vehicle loans and operating lease assets in-scope. Excludes assets that do not have a motor, loans for forecourt dealership stock, specialist vehicles and vehicles where mileage is difficult to estimate. Currently does not apply a loan-to-value ratio for emissions.
52019 emissions calculation covers 85 per cent of Business Banking drawn lending balances in scope applying Business Loan asset class. Exclusions include for example Cards, Invoice Discounting, Hire Purchase and Loans which are either out of scope or had no readily available data. Emissions calculations applied tCO2e/assets intensity ratio from UK Government of National Statistics as no client level financial and emissions data is readily available for small business customers across industry.
62019 emissions calculation covers >99 per cent of Commercial Banking drawn lending in scope, applying Business Loan asset class Emissions calculated using granular client level financial and emissions data from S&P, covering 20 per cent of emissions, with remaining 80 per cent applying tCO2e/asset intensity ratio from UK Government Office of National Statistics. Exceptions to Commercial Banking coverage include for example government bonds, green bonds, derivatives and reverse repos which are currently out of PCAF scope.
7UK emissions in 2019 were: 87MtCO2e from cars and vans; c.97MtCO2e from homes, including emissions from both electricity and heating; and 271 MtCO2e from business (excluding emissions from electricity used in residential property). Source: Department for Business, Energy and Industrial Strategy - 2019 UK Greenhouse Gas Emissions, Final Figures.

BUSINESS

Scope 3	2019 baseline
Sector	Financed emissions (MtCO2e)¹	Economic emissions intensity ktCO2e/£m invested	PCAF data quality score
Oil and gas[2]	7.0	4.0	4.0
1Mining excluded from PCAF-aligned scope 3 reporting reflecting nominal residual exposure.
2Oil and gas Scope 3 estimates are based on drawn lending for primary sector clients in extraction, refining, transport via pipeline, including commodities trading arms of supermajor oil and gas clients, and not including support services.
In comparison to reported UK emissions, Bank 2019 emissions represented 5.5 per cent (25.0MtCO2e/454.8MtCO2e) of the UK emissions reported in the 2019 UK Greenhouse Gas Emissions Final Figures dated 2nd Feb 2021 issued by the Department for Business, Energy and Industrial Strategy.
Scottish Widows’ financed emissions baseline
Our investments’ carbon footprint is the principal metric for measuring our investment portfolio’s financed emissions and monitoring progress towards our 2030 and 2050 targets. The footprint is the tonnes of GHG emissions ‘owned’ by the portfolio. This is measured as carbon dioxide equivalents (CO2e) ‘owned’ per £1 million invested.
Baseline
We have selected 2019 to be the baseline year in line with the science-based recommendations of the Intergovernmental Panel on Climate Change (IPCC) and guidance from the Institutional Investors Group on Climate Change (IIGCC). To calculate a reduction of emissions produced by the companies in our investment portfolios, we’ve used the emerging industry standard for calculating financed emissions developed by the PCAF.
To establish emissions data for corporate bonds and equities, we matched our investments against the published emissions data available on those companies from S&P Global Trucost’s data and analytics tool. Trucost provides carbon and environmental data and risk analysis for more than 15,000 companies. There is a lack of published emissions data on loan investments.
Therefore, we adopted an alternative PCAF aligned approach to calculate emissions using estimates from Office for National Statistics (ONS) and Department for Business, Energy & Industrial Strategy (BEIS) sector averages.
Limitations of the PCAF methodology
Due to the nature of the calculations we would expect short-term variation of the carbon intensity number generated by the PCAF standard. In any given year the metric is impacted by a) changes in reported emissions, b) changes in enterprise value and c) our own investment activity.
In the example where equity markets are strong and the value of our investment increases in line with the enterprise value, this would drive a material reduction in carbon intensity even in the absence of any underlying change in the reported emissions of the company in which we are invested. Therefore, acknowledging this is a long-term target, it is important to study the medium-term trend from future reporting.
Baseline measurement
Our baseline represents Scottish Widows’ Scope 3 financed emissions which is calculated from the Scope 1 and 2 emissions generated from our investment or lending.
Total assets under management includes:
•Policyholder: unitised and with-profit fund assets held in life and pension funds of Scottish Widows Limited (SWL) and Scottish Widows Europe (SWE); mutual funds managed by Scottish Widows Unit Trust Managers Limited (SWUTM) and HBOS Investment Fund Managers Limited (HIFML); and the workplace savings business of Scottish Widows Administration Services Limited (SWAS). In-scope assets include investment funds structured as insurance contracts. Assets under administration for customers of Schroders Personal Wealth (SPW) and Halifax Share Dealing Limited (HSDL) are not included
•Shareholder: assets held by Scottish Widows Limited (SWL) and Scottish Widows Europe (SWE) backing annuities and non-unitised liabilities. Investment balances in other Scottish Widows group companies including the General Insurance business
•Policyholder and shareholder investments are governed by the Responsible Investment and Stewardship Framework, Stewardship Policy and Exclusions Policy, while the direct lending part of Shareholder investments are also covered by Lloyds Banking Group External Sector Statements.

Table 3. Scottish Widows' Scope 3 financed emissions
2019	Total assets under management (AUM) £bn	AUM in-scope according to PCAF methodology £bn	In-scope AUM for which emissions data is available %	Estimated total MtCO2e (Scope 1 & 2 emissions, for investments where data is available)	Emissions per £1m invested (where data is available) (tCO2/£m invested)	PCAF data quality score
Policyholder	143.1	126.7	76%	11.0	116.6	2.1
Shareholder	26.7	17.8	81%	1.5	112.3	3.7
Total	169.8	144.5	77%	12.5	116.1	2.3

BUSINESS

Table 4. Scottish Widows' financed emissions by PCAF methodology
Policyholder
PCAF methodology applied	Emissions data	£bn	% of reported portfolio	Financed emissions MtCO2e	Emissions per £1m invested	PCAF data quality score
5.1 Listed equity and corporate bonds	Reported emissions	96.6	100%	11.0	116.6	2.1
Total		96.6	100%	11.0	116.6	2.1
Shareholder
5.1 Listed equity and corporate bonds	Reported emissions	7.0	49%	0.5	76.7	2.1
5.2 Business loans and unlisted equity	Economic activity based	5.1	35%	0.4	82.6	5.0
5.3 Project finance	Economic activity based	2.3	16%	0.6	257.2	5.0
Total		14.4	100%	1.5	112.3	3.7
Total Shareholder and Policyholder
5.1 Listed equity and corporate bonds	Reported emissions	103.6	93%	11.5	114.2	2.1
5.2 Business loans and unlisted equity	Economic activity based	5.1	5%	0.4	82.6	5.0
5.3 Project finance	Economic activity based	2.3	2%	0.6	257.2	5.0
Total		111.0	100%	12.5	116.1	2.3
Notes on tables
•Only asset types where a PCAF-aligned methodology exists, and which we have access to the data required to meet the PCAF standard, have been included within the above emissions baseline
•For listed equities and corporate bonds, we have followed PCAF methodology 5.1 'Listed equity and corporate bonds' to calculate emissions
•For emissions data associated with loan investments we have followed PCAF methodology 5.2 'Business loans and unlisted equity'. The exception to this is our infrastructure loans where PCAF methodology 5.3 “Project finance” has been followed
•There are some assets where, despite a PCAF methodology being available, we do not currently have access to the data to meet the PCAF standard
•Emissions per £1 million invested has been calculated with reference to Equity market values and Bond nominal values, in line with PCAF methodology
•We have excluded our Commercial Real Estate (CRE) and Equity Release Mortgage loan investments from the calculations until we have sourced the asset-specific emissions data required to meet the current PCAF-aligned methodology. CRE loans are included in the Bank's published financed emissions
Where there is no current PCAF methodology for calculating emissions those asset types have been excluded from the scope of the baseline at this time. Asset types excluded on this basis are government bonds, derivatives, and cash. Collateralised securities (securitised loans) are also excluded on this basis unless data on the underlying loan portfolio is available enabling an alternative PCAF methodology to be followed.

Table 5. Assets not in scope for PCAF methodology 2019
	Policyholder £bn	Shareholder £bn	Total £bn
Collateralised securities	1.0	0.9	1.9
Derivatives	(0.5)	1.2	0.7
Government bonds	12.2	5.9	18.1
Cash	3.7	0.9	4.6
Total	16.4	8.9	25.3

BUSINESS
Scope 3 emissions
When it comes to Scope 3 of the companies we invest in, at this time we do not feel the data is robust enough or has wide enough coverage for us to be able to set targets using it. We will continue to monitor the developments in data quality and will consider extending our portfolio targets to cover Scope 3 of our underlying holdings when there is market consensus on the appropriateness of available data.

Table 6. 2019 Scope 3 emissions
	Total Assets Under Management (AUM) £bn	Estimated total MtCO2e (Scope 3 emissions, for investments where data is available)	Data Quality Score
Policyholder
Oil and Gas	6.8	26.0	2.7
Mining	3.5	14.5	2.9
Total	10.3	40.5	2.7
Shareholder
Oil and Gas	0.1	0.3	3.1
Mining	0.1	0.4	3.0
Total	0.2	0.7	3.0
Policyholder and Shareholder Total
Oil and Gas	6.9	26.3	2.7
Mining	3.6	14.9	2.9
Total	10.5	41.2	2.7
Sustainable Finance
Commercial Banking
£15 billion - Sustainable financing for corporate and institutional clients by 2024
With the support of our Sustainability and ESG Financing team, created in 2021, we will help clients with an increasing volume of Sustainability and ESG-linked loan transactions, underpinned by our range of sustainable finance tools and propositions. The £15 billion ambition by 2024 will include:
•Green use of proceeds - funding that can support a broad range of investments in sustainable business, including our Clean Growth Finance Initiative (CGFI), Real Estate & Housing green lending initiative, and renewables funding including refinance and acquisitions.
•Sustainability and ESG Linked Loans - general corporate purpose lending where a margin ratchet is linked to achievement of ambitious, pre agreed company level ESG sustainability performance targets (SPT's).
•Green, ESG, Transition, and Social bonds - which have a defined use of proceeds aligned to one or more of these activities.
•Sustainability linked bond facilitation - where bond proceeds are for general corporate purposes, and the coupon increases if specific Key Performance Indicators ("KPI's") are not met.
Retail
£8 billion – Financing for electric vehicles and plug-in hybrid electric vehicles by 20241
We will enhance our transport offering with more flexible finance solutions, expanded manufacturer partnerships and services. We will also extend digital channels to include new direct to consumer leasing and financing solutions for EV charge points to meet emerging customer needs.
£10 billion – Green mortgage lending by 20242
As the largest UK mortgage lender, we will continue our commitment to supporting customers grow their understanding of home energy efficiency, as well as providing innovative products that drive greater customer consideration for energy efficiency when purchasing their homes.
1Includes new lending advances for Black Horse and operating lease for Lex Autolease (gross); includes cars and vans.
2New mortgage lending on new and existing residential property that meets an Energy Performance Certificate (EPC) rating of B or higher.
Scottish Widows
We estimate we’ll make discretionary investment of £20–25 billion into climate-aware investment strategies by 2025, with at least £1 billion invested in climate solutions investments.
We’re working closely with our core strategic fund management partners to develop and refine a range of funds that have a bias towards investing in companies that are adapting their businesses to be less carbon-intensive and/or developing climate solutions. We’ll invest in climate solutions investments either within these strategies or other funds. To define climate solution investments, we look at company revenue associated with activities such as alternative energy, energy efficiency, green building, sustainable agriculture, sustainable water and pollution prevention. We use MSCI Environmental Impact Revenue data to help with this classification.

BUSINESS

Own Operations
Our own environmental footprint
Since 2020, we have been tracking against three operational climate pledges, which were announced early in 2021. They are designed to accelerate our plan to tackle climate change and apply across our own operations.
Net zero and operational climate pledges
•We will achieve net zero carbon operations by 2030. We plan to reduce our direct emissions (known as Scope 1 and 2 emissions) by at least 75 per cent (compared to 2018/19 levels)
•We will maintain travel carbon emissions below 50 per cent of pre-COVID-19 (2018/19) levels, embedding for the long-term the reduced levels of commuting and business travel seen during the pandemic and supporting colleagues to switch to low carbon transport
•We will reduce our total energy consumption by 50 per cent by 2030 (compared to 2018/19). While we already procure 100 per cent renewable electricity, it remains crucial that we reduce the amount of power we consume to support the UK in meeting an increasing demand for renewable energy
Achieving these goals will not be easy, and we will need to invest in our buildings over the next decade, supporting the UK in the transition towards a greener future. We will continue to deploy energy efficient technology including LED lighting and improved building controls. We will remove all use of natural gas from our estate, replacing gas boilers with low carbon heating technologies and create more sustainable branches in communities across the UK. Many of the technologies we will need to use are still new and we will work closely with our partners and supply chain to innovate.
We proudly remained Carbon Trust Standard certification holders for carbon reduction for the twelfth year in a row. We are also members of the UK Green Buildings Council and we have recently renewed our commitment to the World Green Building Council Net Zero Carbon Buildings Commitment to include the new embodied carbon reduction requirement for new build and major refurbishment by 2030. This renewed commitment, along with those we’ve already made by joining The Climate Group’s campaigns on renewable electricity (RE100), energy productivity (EP100) and electric vehicles (EV100), underpins our new climate pledges.
Additional operational sustainability and environmental ambitions
We also have broader environmental ambitions for our own operations, which focus on reducing waste and improving water efficiency, which include:
•Reduce our operational waste by 80% by 2025, from a 2014/15 baseline
•Reduce water consumption by 40% by 2030, from a 2009 baseline
We also achieved certification to the Carbon Trust Standard for Waste for the first time in 2021. The standard recognises organisations that follow best practice in measuring, managing, and reducing their waste impact.
Further information on operational carbon and sustainability performance can be located in our Lloyds Banking Group ESG Report 2021.
Scope 1, 2 and 3 emissions reporting for own operations
The Group has reported greenhouse gas emissions and environmental performance since 2009, and since 2013 this has been reported in line with the requirements of the Companies Act 2006 and its applicable regulations and the Large and Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) (i.e. Streamlined Energy and Carbon Reporting (`SECR').
Our total emissions, in tonnes of CO2 equivalent, are reported in table 7 below.
Methodology
The Group follows the principles of the GHG Protocol Corporate Accounting and Reporting Standard to calculate Scope 1, 2 and 3 emissions from our worldwide operations. The reporting period is 1 October 2020 to 30 September 2021, which is different to that of our Directors’ report (January to December 2021). This is in line with the regulations in that most of the emissions reporting year falls within the period of the Directors’ Report. Emissions are reported based on the operational control approach.
Reported Scope 1 emissions are those generated from gas and oil used in buildings, emissions from fuels used in UK company owned vehicles used for business travel and fugitive emissions from the use of air conditioning and chiller/refrigerant plants.
Reported Scope 2 emissions are generated from the use of electricity and are calculated using both the location and market-based methodologies.
Reported Scope 3 emissions relate to business travel and commuting undertaken by colleagues, emissions from colleagues working from home, operational waste and the extraction and distribution of each of our energy sources – electricity, gas and oil.

Table 7. Intensity ratio*
Legacy Scope	Oct20- Sep21	Oct19- Sep20	Oct18- Sep19
GHG emissions (CO2e) per £m of underlying income (Location Based)[1]	11.6	13.5	15.8
GHG emissions (CO2e) per £m of underlying income (Market Based)[1]	7.3	7.8	9.9
1Intensities have been restated for 2018–2019 and 2019–2020 to reflect changes to emissions data only, replacing estimated data with actuals; underlying income figures for those years have not changed. Scope 3 emissions include elements within the Group's own operations including emissions for waste, colleague commuting and business travel (including taxis, tube, well to tank emissions of business travel and hotels). Additionally, October 19–September 20 and October 20-September 21 Scope 3 figures include an allowance for emissions from homeworkers not previously accounted for, owing to the significant increase in materiality year-on-year due to the impacts of COVID-19. Previous years have not been restated.
*Underlying income has been selected as the most accurate representation of value add in terms of measuring intensity ratio by the Group

BUSINESS
This year, our overall location-based carbon emissions were 188,806 tonnes CO2e; an 8.5 per cent since decrease since 2019/20. We have seen a continued reduction in our carbon emissions this reporting year, mainly driven by the impact of coronavirus on our operations. A large proportion of our colleagues continued to work from home in 2021 in line with travel restrictions and advice, which has led to a considerable reduction in both scope 1 and 3 business travel numbers reported.
Group energy consumption, electricity and gas, has also reduced mainly due to the impact of this operational shift. However, most of our buildings have still been operational and subject to our continued energy management and optimisation programme. Throughout winter months we have seen a small increase in our gas consumption due to additional fresh air requirements in our operational buildings. Overall, we have seen building energy consumption and associated carbon emissions reduced.
Since January 2019, our scope 2 market-based emissions figure is zero tCO2e, as we have procured renewable electricity mainly through our PPA and Green Tariff, and renewable certificates equal to the remainder to make up the total electricity consumption in each of the markets we operate.
Omissions
Emissions associated with joint ventures and investments are not included in this disclosure as they fall outside the scope of our operational boundary. The Group does not have any emissions associated with imported heat, steam or imported cooling and is not aware of any other material sources of omissions from our reporting.

Table 8. Carbon Emissions (tonnes CO2e)
	Oct20- Sep21	Oct19- Sep20	Oct18- Sep19
Total CO2e (market-based)	118,057	119,878	180,002
Total CO2e (location-based)	188,806	206,236	286,363
Total Scope 1 & 2 (location-based)	108,401	125,387	154,917
– Of Which UK Scope 1 & 2 (location-based)	108,084	124,708	152,546
Total Scope 1 & 2 (market-based)	37,653	39,029	48,556
– Of Which UK Scope 1 & 2 (market-based)	37,336	38,728	47,872
Total Scope 1	37,653	39,029	48,171
Total Scope 2 (market-based)	—	—	385
Total Scope 2 (location-based)	70,748	86,358	106,745
Total Scope 3	80,404	80,849	131,446

Global Energy Use (kWhs)	Oct20- Sep21	Oct19- Sep201	Oct18- Sep191
Total Global Energy Use	474,364,203	517,459,510	589,853,483
– Of Which UK Energy Use	469,425,422	512,208,678	583,662,870
Total Building Energy	468,594,150	497,144,236	550,290,468
Total Company Owned Vehicle Energy	2,796,073	14,436,436	29,987,906
Total Grey Fleet Vehicle Energy[2]	2,973,980	5,878,838	9,575,109
1Restated 2018/2019 and 2019/20 emissions data to improve the accuracy of reporting, using actual data to replace estimates.
2Grey fleet refers to colleague and hired road vehicles being used for a business purpose. Emissions in tonnes CO2e in line with the c (2004). We are reporting to the revised Scope 2 guidance, disclosing a market-based figure in addition to the location-based figure. The methodology to derive reported Scope 1, 2 and 3 emissions is provided in the Lloyds Banking Group Reporting Criteria statement.
Scope 1 emissions are emissions from activities for which the Group is responsible, including mobile and stationary combustion of fuel & operation of facilities.
Scope 2 emissions are emissions from the purchase of electricity, heat, steam, or cooling by the Group for its own use and have been calculated in accordance with GHG Protocol guidelines, in both location and market-based methodologies.
Scope 3 emissions include elements within the Group's own operations such as emissions from waste, colleague commuting and business travel (including taxis, tube, well to tank emissions of business travel and hotels).

BUSINESS
Energy efficiency
While COVID-19 has had an impact on our energy performance year on year, we have also seen consumption reduction driven by our continued energy efficiency initiatives. This workstream includes an energy optimisation programme that implements onsite optimisation and strategic alterations of Building Management System (BMS) and controls systems to match the run hours of plant to core operating hours and ensures temperature settings are aligned with Group comfort guidelines. In 2021, 45 deep-dives, 80 onsite optimisations, 9 remote optimisations and 531 bank holiday programming were completed, which resulted in a 101.5 GWh saving. We have also run a programme of LED lighting upgrades throughout our estate, leading to an estimated 1,280 MWh electricity saving.
Governance
Given the strategic importance of our sustainability ambitions and commitment in managing the impacts arising from climate change, our governance structure provides clear oversight and ownership of the Group’s environmental sustainability strategy and management of climate risk.

Our governance structure

Lloyds Banking Group Board
Environmental sustainability strategy
Climate risk
Responsible Business Committee
Board level
Board Risk Committee
Group Executive Committee
Group Risk Committee
Executive level
Group Net Zero Committee
Climate Risk Executive Forum
(not formal governance)

Further information with respect to entity governance and executive oversight can be located in the Lloyds Banking Group Climate Report 2021.
Managing climate risks
The Group defines climate risk as, ‘the risk that the Group experiences losses and/or reputational damage as a result of climate change, either directly or through our customers’. These may be realised from physical weather events, the impacts of the transition to net zero or as a consequence of the Group's response to managing this transition.
The Group’s response to managing climate risk affects many different stakeholder groups, including: our customers; colleagues; suppliers; regulators and policymakers; investors and NGOs and wider society. Our response will have a long-term bearing on these stakeholders and the Group’s business model.
Climate risk is considered a principal risk within the Group’s Enterprise Risk Management Framework (ERMF), reflecting its importance and the focus required. This ensures a consistent approach to embedding the consideration of climate risk in the Group’s activities, while also enhancing Board-level insight.
Climate risk also impacts many of the financial and non-financial risks the Group faces. Therefore, the Group has also taken steps to build and embed the consideration of climate-related risks throughout our ERMF to ensure comprehensive consideration across our business activities.
The Group and the wider industry continue to develop both the understanding and capabilities for managing climate risk, therefore, the Group’s approach will evolve significantly in the coming years.

BUSINESS
In addition to the risks already facing the Group, new risks will continue to emerge as a consequence of the transition to net zero. Further information on the emerging risks facing the Group, including those relating to climate change, can be found in the Risk overview section of this document.
Embedding climate risk management
In 2021, the Group established the Group Climate Risk Policy to provide an overarching framework for managing climate risks and opportunities. The policy is structured around seven principles, setting out clear requirements to help meet the Group’s ambitions relating to climate change, the TCFD recommendations and relevant regulatory expectations.
The policy is intended to support appropriate consideration of climate risks and opportunities across key activities. However, it also recognises that understanding of and capability for managing climate risk will continue to evolve. As such, some areas of the policy cannot currently be fully embedded at this time, with ongoing activity to implement these expectations continuing into 2022.
Principle 1
The Group will ensure climate risk is fully embedded through effective policies, procedures, processes, systems and controls.
Principle 2
The Group will identify and assess potential climate risks and opportunities, including how these could impact on the Group’s strategy, external commitments, operating model and customer journeys.
Principle 3
The Group will embed appropriate scenario analysis capabilities to support its understanding and proactive management of climate risk and opportunities.
Principle 4
The Group’s strategy will consider climate risks and opportunities to support our customers and meet our strategic objectives.
Principle 5
The Group will set an appropriate risk appetite for climate risk against which it will operate.
Principle 6
The Group’s governance structure will provide oversight of climate risk impacts, effective decision-making and timely escalation to senior management.
Principle 7
The Group’s reporting will support monitoring and management of climate risks as well as the Group’s relevant strategic commitments, alongside appropriate disclosures to inform our external stakeholders.
We have incorporated the consideration of climate risk into a number of key processes to ensure suitable Board-level visibility.
•Climate risk is included as part of regular risk reporting to the Board. This is currently focused on a qualitative assessment against external expectations and the Group's external commitments. This is supported by monitoring relevant information to track key climate risks throughout the Group. Although this remains in its infancy, reporting will continue to be enhanced as understanding and capabilities improve.
•A Board approved Risk Appetite Statement for climate risk is in place, supported by an initial metric to ensure the Group continues to progress activities at pace. We are developing our approach to setting further quantitative and qualitative risk appetite metrics as our capabilities evolve, including appropriate consideration across our sub-groups.
•The Group’s 2021 financial planning process captured an initial consideration of the Group’s key climate risks and opportunities. We also piloted forecasting approaches to provide a high-level view of the Group’s lending financed emissions out to 2030. Both these areas are expected to evolve for future planning cycles, to ensure climate-related consideration is fully embedded.
•We have considered and included commentary on climate-related risks as part of our annual Individual Capital Adequacy Assessment Process (ICAAP). We have used expert judgement to assess the financial impacts for key risk types that are sensitive to climate change, under a number of different climate scenarios. We will enhance our approach further as our scenario analysis capabilities develop.
Key climate risks across the Group’s risk taxonomy
We have mapped how examples of the Group's key risks from climate change impact across the different risk types within the Group’s risk taxonomy.
While the majority of the Group’s principal risks are impacted in different ways, we have focused on the impact for the most material risk types, outlined in the table below.
These examples are useful to understand some of the key risks for the Group across its risk taxonomy; however, this is not an exhaustive view of all the potential climate risks across the Group’s other principal risks.

BUSINESS

Table 9. Examples of climate change impacts across other principal risks
Key risk types impacted	Driver	Examples of key risks for Lloyds Banking Group
Strategic	Reputation	•Failure to deliver or sufficiently drive change through the Group’s net zero strategy, relating to its financed activities and own operations
Credit	Policy & Legal Technology Market Reputation Physical (Acute / Chronic)
•Impacts from new and existing government policies, for example, around energy efficiency standards or the transition to electric vehicles
•New technology and availability of electric vehicles reduce valuation of existing vehicles
•Unproven new technologies required across other sectors in order to reduce emissions
•Reduction in asset and company valuations reflecting changes in customer demand, impacting the Group’s lending
•Increased costs from sustainable materials for Commercial Banking customers
•Adverse coverage of the Group’s exposure to high emissions sectors
•Flood damage to properties or coastal erosion, impacting our Retail Mortgage business or Commercial Real Estate portfolio
•Reduced production for Commercial Banking customers as result of higher temperatures and/or changing weather patterns, for example, lower food or crop yields

Market	Market Physical (Chronic)
•Reduction in asset and company valuations reflecting changes in customer demand, impacting the Group’s markets/trading business, investments and equities
•Changes in longevity of the Group’s pension scheme members

Insurance underwriting	Physical (Acute / Chronic)	•Potential for increased levels of General Insurance claims due to damage to property caused by changes to weather patterns and climate (e.g. flood, storm, coastal erosion)
Conduct	Reputation Policy & Legal
•Conduct risk implications from the Group’s role in the transition, including potential impacts on mortgage customers, specific sectors, insurance and investment products
•The Group’s climate-related disclosures are considered to be either insufficient or misleading, including potential 'greenwashing’ in product communications

Operational resilience	Physical (Acute)	•Damage to properties and systems within the Group estate, resulting in disruption to the Group’s services to customers •Disruption to services provided by the Group’s suppliers
Regulatory and legal	Policy & Legal
•The Group’s climate-related disclosures are considered to be either insufficient or misleading, including potential 'greenwashing’ in product communications
•Evolving regulatory standards for the Group’s operations

We are continuing to integrate consideration of climate risk as part of activity and processes for managing other principal risks in our enterprise Risk Management Framework. This has focused on the most material risks impacting the Group. We have refined our analysis of lending to customers in sectors with increased climate risk, and over 2020 and 2021, we have completed sector deep dives.
Lending to customers in sectors with increased climate risk
We have refined our analysis of the sectors where we have lending to customers that may likely contribute a higher share of the Group's financed emissions. Not all customers in these sectors have high emissions or are exposed to significant transition risks. We continue to enhance and refine this work at both counterparty and sector level, considering both risks and opportunities as we look to support our customers’ responses to climate change.

BUSINESS

Table 10. Lending to customers in sectors with increased climate risk[1]
Commercial Banking Sectors[5]		Total utilisation of Commercial Banking customers (£m)[2]		Total limits of Commercial Banking customers (£m)[2]		Percentage of total Group loans and advances to customer[3]		Weighted Average Maturity (No. Months)[4]
		Dec 2021	Dec 2020	Dec 2021	Dec 2020	Dec 2021	Dec 2020	Dec 2021	Dec 2020
Energy Use in Buildings	Real Estate	17,711	19,461	22,218	24,875	3.5%	3.9%	57	62
	Social Housing	5,538	5,966	10,556	11,137	1.1%	1.2%	84	91
Agriculture[6]	Agriculture	7,526	7,429	8,074	8,012	1.5%	1.5%	101	103
	Forestry	10	10	15	16	—%	—%	67	65
	Fishing	31	26	50	50	—%	—%	59	49
Transportation	Passenger Transport	1,231	1,135	2,216	2,264	0.2%	0.2%	41	47
	Industrial Transport	1,058	1,374	2,297	2,507	0.2%	0.3%	42	46
	Automotives[7]	1,007	1,485	5,452	6,315	0.2%	0.3%	26	25
Energy Use in Industry[8]	Housebuilders	655	870	2,872	3,023	0.1%	0.2%	28	28
	Cement, Construction Materials, Chemicals & Steel Manufacture	279	317	814	1,098	0.1%	0.1%	27	25
	General Manufacturing	1,167	1,300	3,745	4,329	0.2%	0.3%	35	33
	Food Manufacturing and Wholesalers	762	1,002	2,802	3,069	0.2%	0.2%	18	22
	Other Construction[9]	921	1,052	2,094	2,457	0.2%	0.2%	35	37
Energy Supply[8]	Oil & Gas[10]	987	1,099	2,520	3,815	0.2%	0.2%	39	35
	Utilities	1,791	900	4,372	3,280	0.4%	0.2%	74	76
	Coal Mining	<1	8	<1	22	<0.1%	<0.1%	3	7
	Total	40,674	43,434	70,097	76,809	8.1%	8.6%	—	—

		Loans and advances to Retail customers (£m)		Undrawn loans and advances to Retail customers (£m)		Percentage of total Group loans and advances to customers[3]		Weighted Average Maturity (No. Months)[10]
Retail Division areas		Dec 2021	Dec 2020	Dec 2021	Dec 2020	Dec 2021	Dec 2020	Dec 2021	Dec 2020
	UK Mortgages	308,344	294,806	17,151	19,456	61.2%	58.4%	232	224
	UK Motor Finance	14,276	15,201	1,985	1,660	2.8%	3.0%	28	28
	Business Banking[11]	3,804	4,281	—	—	0.8%	0.8%	73	74
	Total	326,424	314,288	19,136	21,116	64.8%	62.3%	—	—
1Commercial Banking and Retail divisions only. Excludes Insurance & Wealth division.
2Commercial Banking division only, excludes Commercial Finance. All values are gross of significant risk transfers. 2020 restated on a consistent basis with 2021.
3Percentages calculated using total Group loans and advances to customers on a statutory basis, before allowance for impairment losses (£503,608 million at 31 December 2021, £504,603 million at 31 December 2020).
4Weighted average maturity calculated using total limits in Commercial Banking and loans and advances in Retail.
5Commercial lending classified using Office for National Statistics. Standard Industrial Classification (SIC) codes at legal entity level.
6Agriculture total utilisation includes Agricultural Mortgage Corporation (AMC) based on loans and advances to customers (2021: £4,246 million, 2020: £4,186 million). AMC total limits aligned to total utilisation.
7Includes automotive manufacture, retail and wholesale trade, rentals and parts but excludes finance captives and securitisations.
8Certain SIC codes have been removed from the table in 2021 to better represent the activities in the descriptions; Architectural, planning and consulting from Other construction, Water and sewerage from Utilities and Wholesaling activities from Food manufacturing.
9Construction excludes 41100 Development of building projects (included within Real estate) and 41202 Construction of domestic buildings (reported separately as Housebuilders).
10Excludes commodity traders.
11Sectors with increased climate risk only, as seen in Commercial Banking above. Undrawn loans and advances excluded.

BUSINESS
Sector reviews
We are committed to supporting the UK Government's vision of a sustainable low carbon future, so in line with our purpose of Helping Britain Prosper we have undertaken an analysis of how the Group’s principal risks are impacted by climate change.
As detailed in the table 10, we have identified sectors where we have lending to customers that are likely to be higher carbon emitters or be exposed to higher levels of physical or transition risks and continue to enhance and refine this work at both counterparty and sector level, considering both risks and opportunities as we look to support our customers’ responses to climate change.
Across 2020 and 2021, we completed bespoke deep dives into each of these sectors which has been supported by external third-party consultants and sector experts. A summary of the sectors identified and the progress achieved to date is detailed in the Lloyds Banking Group Climate Report 2021.
The follow-up actions as a result of these sector deep dives are to:
•Develop sector business cases to identify and implement levers and opportunities, including any required changes to strategy
•Identify any implications on credit risk appetite and policies by sector
•Continue to improve Group financed emissions calculations by sector
•Define business strategy by sector, including targets and metrics
•Continue to embed climate risk into all sector reviews, including sectors not prioritised in this exercise, in 2022
Climate Scenario Analysis
As the understanding and importance of climate risk progresses, climate scenario analysis is becoming an increasingly important risk management tool assisting the identification, measurement and ongoing assessment of climate risks that pose threats to Lloyds Banking Group’s strategic objectives.
In a first generation exercise, the Group analysed the impact of three scenarios on a sample of the balance sheet compromising credit portfolios in Commercial Banking, Retail Mortgage and Motor businesses prior to the wider Climate Biennial Exploratory Scenario (CBES) exercise undertaken for the Bank of England. The Group ran workshops with subject matter experts providing an assessment of the scenario analysis results. This helped to advance the understanding of the risks and financial implications in different sectors and business areas resulting from climate change, as well as suggesting what potential management actions might be required under the different scenarios.
Climate scenario analysis is a fast-evolving discipline, requiring new skills and capabilities to be established with appropriate levels of governance. Participating in the Bank of England’s CBES exercise enabled the Group to explore the resilience of its credit portfolios under three different climate scenarios (early policy action, late policy action, no additional policy action) over the next 30 years to 2050. The CBES exercise was intended to be a learning exercise and the Group took away key learnings. These, along with further details on Climate Scenario Analysis, are described in the Lloyds Banking Group Climate Report 2021.
Looking Forward
The Group has made good progress in further incorporating climate change into the Group strategy and business operations as well as prioritising the areas of our businesses where we see the greatest opportunity to support and accelerate the transition to a low carbon economy.
We are enhancing our disclosures with our inaugural standalone Climate Report and have published key sector ambitions for high-emissions and fossil fuel sectors, committing to a full phase-out from thermal coal.
In 2022, we will continue to develop propositions and tools for our customers to help them reduce their emissions, while further advancing our work on reducing our own operational and supply chain emissions.
We will also look to report additional sector ambitions in 2022 for parts of our remaining carbon-intensive sectors, including residential mortgages, transportation and automotive activity beyond Retail (Motor). In addition, we will be developing further ambitions and a transition plan in accordance with the timelines stipulated by the NZBA.
Given this progress and the evolving best practice for climate votes, we do not intend at present to bring a climate vote to the 2022 AGM. We will continue to consider a vote on a year-by-year basis.
Managing the risk from climate change remains a key priority for the Group. We expect to enhance our capabilities by leveraging the learnings from our participation in the Bank of England’s Climate Biennial Exploratory Scenario and undertaking further climate scenario analysis in 2022. This will allow us to better understand the resilience of the Group's business model to climate risks.
We will continue to develop our assessment of the sectors at increased risk from climate change or the transition to net zero, and augment our climate related policies as our capabilities strengthen. Focused Board level reviews will consider how our strategy and credit portfolios will evolve as we transition to net zero, including the further development of our risk management capabilities.
Continued embedding of climate risk is essential for the Group to achieve our strategy in transitioning to net zero. Our understanding of climate-related risks and opportunities continues to develop and our strategy and risk management activities will evolve accordingly in order to best respond.
LEGAL ACTIONS AND REGULATORY MATTERS
During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Further discussion on the Group's regulatory and legal provisions is set out in note 36 to the financial statements and on its contingent liabilities relating to other legal actions and regulatory matters is set out in note 46 to the financial statements.

BUSINESS
COMPETITIVE ENVIRONMENT
Highlights
•Competition continues to increase across the Group’s core markets, from both long-established competitors and new, digitally focused entrants
•Neo-banks continue to gain customers at significant pace, although sustainable profitability of new business models remains unproven
•We are witnessing greater disaggregation of the traditional, vertically integrated business model as new competitors attempt to disrupt parts of the value chain
•Emerging signs of large, international peers expanding into the UK market through creation of digital-only offerings
Market dynamics
The UK has a highly competitive market due to a proactive regulatory environment, a societal shift towards digital services and a thriving Fintech ecosystem developing innovative new business models on new technology and funded by plentiful private capital in the low-rate environment.
Digital-only providers have continued to see significant growth in customer numbers, particularly in the small business segment, supported by broader digital adoption. The largest neo-banks have scaled to compete with long-established banks, due to strong digital functionality and high levels of customer satisfaction. Despite this, financial sustainability remains unproven for most. Indeed, those that have started to highlight emerging signs of profitability have tended to mirror more traditional banking models. Nevertheless, digital-only providers continue to disaggregate the traditional vertically integrated banking business model by targeting the most profitable elements with innovative new propositions and attracting significant valuations (e.g., buy-now-pay-later).
Large international peers have also entered the UK market through new digital-only brands, with UK entry a likely precursor to broader international expansion aims. While these businesses are currently in their infancy with limited product offerings, there is scope to significantly scale these businesses and provide a competitive offering over the longer-term, supported by significant investment budgets.
Traditional UK bank competitors have re-focused on core business areas and in improving their digital offerings. More diversified peers have delivered higher revenues during the COVID-19 pandemic compared to those with a greater gearing towards net interest income, although an improving rate outlook is likely to support these business models. Peers have also continued to accelerate restructuring exercises to offset revenue headwinds, including significant reductions in branch numbers.
The Group's response
Our strong franchise, combined with ongoing focus on innovation, provides us with the ability to retain customer relevance and respond to changing expectations. Our all-channel, trusted brands and integrated model provides customers choice in how to interact with our services. While the usage of physical channels is reducing, they remain important for many of our customers and are a valuable channel for building trust and deepening customer relationships. We continue to respond to changing customer expectations and preferences, enhancing our functionality and increasing our speed to market, and maintaining our position as the largest UK digital bank.
Our extensive customer offering as the UK’s only integrated financial services provider is a compelling, competitive proposition which we continue to enhance, delivering holistic solutions in areas such as Insurance and Wealth management, alongside our traditional Retail and Commercial Banking activities. This includes the growth of our wealth joint-venture, Schroders Personal Wealth, as well as the acquisition of Embark. These businesses enhance our existing capabilities and allow us to meet more of our customers’ broader financial needs.
We remain cognisant of the evolving competitive environment and recognise that we must continue to build on and develop our competitive strengths, through diversification of our business, expanding our offering to customers and capturing new growth opportunities.
For more information see “Risk Factors – Business and Operational risks – The Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures and scrutiny”.

BUSINESS
RECENT DEVELOPMENTS
On 25 February 2022 the Group announced that it was launching a share buyback programme to repurchase up to £2 billion of its outstanding ordinary shares, as previously announced on 24 February 2022.
The Group has entered into an agreement with Morgan Stanley & Co. International plc to conduct the share buyback on its behalf and to make trading decisions under the programme independently of the Group. Under the terms of the programme, the maximum consideration is £2 billion. The programme commenced on 25 February 2022 and will end no later than 31 December 2022. The sole purpose of the programme is to reduce the ordinary share capital of the Company.
Morgan Stanley & Co. International plc will purchase the Company’s ordinary shares as principal and sell them on to the Company in accordance with the terms of their engagement. The Company intends to cancel the shares that it purchases through the programme.
The programme is subject to the continuing approval of the UK Prudential Regulatory Authority. No purchases will be made in the United States or in respect of the Company’s American Depositary Receipts.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OVERVIEW AND TREND INFORMATION
ECONOMY
Uneven economic recovery
•Given our focus on UK customers, the Group’s prospects are closely linked to developments in the UK economy
•The economic outlook remains uncertain, dependent, in part, on success of vaccines and treatments for current and emerging variants of COVID-19 in allowing a return to pre-pandemic patterns of household spending, and in resolving current disruption to global supply chains
•We expect the UK economy to grow by 3.7 per cent in 2022 after a weak turn of the year, and return to pre-pandemic growth in 2023 at 1.5 per cent
Overview
UK GDP grew by over 7 per cent in 2021, but recovery from the pandemic-driven 9 per cent drop in 2020 was incomplete.
‘Lockdown’ measures at the start of 2021 were largely removed by mid-year, but household spending has returned more slowly towards its pre-pandemic level. The emergence of the Omicron COVID-19 variant in late November resulted in the imposition of ‘Plan B’ restrictions during December in England and some further restrictions on household mixing elsewhere in the UK. Unemployment was, however, held down by the government’s furlough scheme, and at 4.1 per cent in December after scheme closure was just 0.3 percentage points higher than pre-pandemic. Inflation, on the other hand, has risen recently to its highest in three decades and is likely to rise further by the second quarter of 2022. Disrupted global supply chains have struggled to match consumers’ high demand for goods as spend has been diverted from services; energy prices jumped sharply due to supply disruptions and the labour force size has been reduced by elevated early retirement and sickness, and some return of EU citizens to their homelands.
UK GDP is expected to recover further in 2022, despite mild pandemic-related restrictions in January and household spending squeezed by high inflation. The strength of further recovery depends crucially on the degree to which COVID-19 vaccines and treatments allow a return to pre-pandemic spending patterns. It will also depend on how much improving global production capacity and domestic labour supply might start to reduce high inflation, and how rapidly interest rates may have to rise to help ensure that inflation falls back towards its target level.
Our forecast of 3.7 per cent UK GDP growth in 2022 assumes no further ‘lockdowns’, that elevated inflation will begin to fall gradually during the second half of the year, and that interest rates will rise only mildly above their pre-pandemic level. There is a high degree of uncertainty around those assumptions, however.
The pandemic has also increased uncertainty for the longer-term economic outlook, adding to existing uncertainties stemming from new business processes and costs resulting from Brexit, impacts of climate change, and geo-political risks - of which impacts from conflict between Russia and Ukraine represent the most immediate risk. Deeply unequal societal impacts of the COVID-19 recession, and the current period of elevated inflation, might provoke large changes to taxation and benefits policies.
Market dynamics
The very unusual depth of recession and recovery, together with new types of government support, the furlough scheme and lending guarantees for businesses, for example, have resulted in unusual trends in our markets across 2020 and 2021.
Restricted spending opportunities, but incomes supported by furlough, has driven households’ deposits to rise by a further 7.4 per cent in 2021 after 9.9 per cent in 2020. Recovery in consumer credit began only in the second half of the year, market balances are estimated to have fallen a further 1 per cent in 2021 overall after their 9.5 per cent fall in 2020. However, the strength of deposits and falling consumer credit payments provided resources to support house purchases, encouraged by the temporary stamp duty holiday and shifting preferences for space and location due to the pandemic. As a result, house prices have risen strongly, increasing almost 10 per cent in 2021 after a rise of 5 per cent in 2020, and mortgage market balances growth accelerated to 5.1 per cent in 2021, its strongest since 2008.
Businesses’ borrowing and deposits market volumes have also performed very differently to previous recessions. Lending guarantee schemes have driven a strong rise in SME lending and deposit market balances, unlike falls in previous recessions. Non-financial corporate deposits rose by a further 5.0 per cent in 2021 after increasing 28.3 per cent in 2020, and lending balances are estimated to have fallen by only close to 1 per cent in 2021 after a strong 9.3 per cent rise in 2020.
If the economy does gradually return much closer to pre-pandemic conditions through 2022, then these abnormal trends in our markets should begin to unwind. Households’ deposit accumulation will slow and consumer credit rise, as household spending gets closer to pre-pandemic levels, with disposable incomes under pressure from inflation.
The housing market is expected to quieten now stamp duty has returned to its normal rate, and as interest rates rise, we expect broadly flat house prices in 2022. Businesses are likely to begin to use some of their deposits to pay down some of the large increase in borrowing now that interest is becoming payable and the worst point of the economic crisis appears to have passed. We expect businesses’ deposits to fall slightly in 2022, and their lending balances to rise only slightly, although that aggregate masks a significant fall expected for SME lending balances and a return to more normal rates of growth for borrowing by large companies.
Our response
Given our UK focus, the Group’s prospects are closely linked to the performance of the UK economy. Our low risk, stable business model and focus on efficiency positions us well to continue to support customers irrespective of macro conditions.
CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
Critical accounting judgements and key sources of estimation uncertainty are discussed in note 3 to the financial statements.
FUTURE ACCOUNTING DEVELOPMENTS
Future developments in relation to the Group’s IFRS reporting are discussed in note 54 to the financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RESULTS OF OPERATIONS – 2021 AND 2020
SUMMARY
The Group's condensed consolidated income statement and condensed consolidated balance sheet are as follows.

	2021	2020
	£m	£m
Net interest income	9,366	10,749
Other income	28,078	18,418
Total income	37,444	29,167
Insurance claims	(21,120)	(14,041)
Total income, net of insurance claims	16,324	15,126
Operating expenses	(10,800)	(9,745)
Impairment credit (charge)	1,378	(4,155)
Profit before tax	6,902	1,226
Tax (expense) credit	(1,017)	161
Profit for the year	5,885	1,387

Profit attributable to ordinary shareholders	5,355	865
Profit attributable to other equity holders	429	453
Profit attributable to equity holders	5,784	1,318
Profit attributable to non-controlling interests	101	69
Profit for the year	5,885	1,387

	2021	2020
	£ million	£ million
Assets
Cash and balances at central banks	76,420	73,257
Financial assets at fair value through profit or loss[1]	206,771	191,169
Derivative financial instruments	22,051	29,613
Loans and advances to banks[1]	7,001	8,060
Loans and advances to customers[1]	448,567	440,200
Reverse repurchase agreements[1]	54,753	61,329
Debt securities	6,835	5,405
Financial assets at amortised cost	517,156	514,994
Financial assets at fair value through other comprehensive income	28,137	27,603
Other assets[1]	35,990	34,633
Total assets	886,525	871,269
Liabilities
Deposits from banks[1]	7,647	12,698
Customer deposits[1]	476,344	450,651
Repurchase agreements at amortised cost[1]	31,125	28,184
Financial liabilities at fair value through profit or loss	23,123	22,646
Derivative financial instruments	18,060	27,313
Debt securities in issue	71,552	87,397
Liabilities arising from insurance contracts and participating investment contracts	123,423	116,060
Liabilities arising from non-participating investment contracts	45,040	38,452
Other liabilities	23,951	24,194
Subordinated liabilities	13,108	14,261
Total liabilities	833,373	821,856
Equity
Ordinary shareholders’ equity	47,011	43,278
Other equity instruments	5,906	5,906
Non-controlling interests	235	229
Total equity	53,152	49,413
Total equity and liabilities	886,525	871,269
1See note 1 regarding changes to presentation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
During the year ended 31 December 2021, the Group recorded a profit before tax of £6,902 million, an increase of £5,676 million compared with a profit before tax in 2020 of £1,226 million; the increase reflected, in particular, the improved economic outlook for the UK in 2021 compared to the deterioration assumed in 2020.
Total income, net of insurance claims, increased by £1,198 million, or 8 per cent, to £16,324 million in 2021 compared with £15,126 million in 2020, reflecting a £2,581 million increase in other income, net of insurance claims, only partly offset by a decrease of £1,383 million in net interest income.
Net interest income was £9,366 million in 2021; a decrease of £1,383 million, or 13 per cent compared to £10,749 million in 2020. There was a significant movement in the amounts payable to unit holders in Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group which was a charge of £1,506 million in 2021 compared to a credit of £175 million in 2020; other changes in net interest income resulted in an increase of £298 million, or 3 per cent. The movement in respect of amounts payable to OEIC unitholders reflects strong equity market performance in 2021 compared to market falls over 2020; the change in population of consolidated OEICs in 2021 compared to 2020 did not have a significant impact. The key driver for the other movement was average interest-earning assets decreasing by £734 million to £622,346 million in 2021 compared to £623,080 million in 2020 as growth in new mortgage lending was offset by lower balances in the closed mortgage book, credit cards and motor finance, as well as the continued optimisation of the Corporate and Institutional book within Commercial Banking.
Other income, net of insurance claims, was £2,581 million, or 59 per cent, higher at £6,958 million in 2021 compared to £4,377 million in 2020. There was a £9,980 million increase in net trading income driven by significant growth in the value of policyholder investments within the Group’s insurance business as a result of strong equity markets; there was a related increase in insurance claims expense which was £7,079 million higher at £21,120 million in 2021 compared to £14,041 million in 2020.
Overall, other income streams were lower in 2021. Fee and commission income was £300 million, or 13 per cent, higher at £2,608 million compared to £2,308 million in 2020 as a result of increases across most categories of fees as customer activity increased, however insurance premium income was £332 million, or 4 per cent, lower at £8,283 million in 2021 compared with £8,615 million in 2020; there was a decrease of £316 million in life insurance premiums, due to reduced activity in the bulk annuity market, and a £16 million decrease in general insurance premiums. Other operating income also reduced and was £251 million, or 18 per cent, lower at £1,172 million in 2021 compared to £1,423 million in 2020, due to a reduction in income from the movement in value of in-force insurance business and lower levels of operating lease rental income.
Operating expenses increased by £1,055 million, or 11 per cent to £10,800 million in 2021 compared with £9,745 million in 2020. Staff costs were £50 million, or 1 per cent, higher at £3,885 million in 2021 compared with £3,835 million in 2020; as the impact of staff reductions and a lower level of redundancy costs has been offset by higher bonus accruals following the recovery in the Group's profitability.Other expenses were £1,122 million, or 41 per cent, higher at £3,829 million in 2021 compared with £2,707 million in 2020, driven by the increase in charges for regulatory and legal provisions. Depreciation and amortisation costs were £93 million, or 3 per cent, higher at £2,825 million in 2021 compared to £2,732 million in 2020, in part reflecting a software asset write-off as a result of investment in new technology and systems infrastructure. Partly offsetting these increases, premises and equipment costs were £206 million lower at £261 million in 2021 compared with £467 million in 2020, reflecting higher gains on disposal of operating lease assets at the end of the contract term and gains on disposal of Group premises.
Impairment improved by £5,533 million to a credit of £1,378 million in 2021 compared to a charge of £4,155 million in 2020, largely reflecting the improved UK macroeconomic outlook. Credit performance remains satisfactory, with sustained low levels of new to arrears. Overall the Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to credit risk with high levels of security. The Group's ECL allowance reduced in the year by £2,205 million to £4,042 million, compared to £6,247 million at 31 December 2020, following the improvements to the UK economic outlook. Observed credit performance remained robust in the year, with the flow of assets into arrears, defaults and write-offs remaining at low levels.
In 2021, the Group recorded a tax expense of £1,017 million compared to a tax credit of £161 million in 2020. The tax charge in 2021 includes a credit of £954 million arising on the remeasurement of deferred tax assets following the substantive enactment by the UK Government of an increase in the corporation tax rate from 19 per cent to 25 per cent, effective on 1 April 2023.
Total assets were £15,256 million, or 2 per cent, higher at £886,525 million at 31 December 2021 compared to £871,269 million at 31 December 2020. Cash and balances at central banks were £3,163 million, or 4 per cent, higher at £76,420 million compared to £73,257 million at 31 December 2020 reflecting increased liquidity holdings as a result of the inflow of customer deposits. Financial assets at amortised cost were £2,162 million higher at £517,156 million compared to £514,994 million at 31 December 2020. Loans and advances to customers increased in the year by £8,367 million to £448,567 million, compared to £440,200 million at 31 December 2020, more than offsetting a £6,576 million decrease in reverse repurchase agreement balances, held for liquidity purposes. The increase in loans and advances to customers reflected growth in the open mortgage book, partly offset by reductions in the closed mortgage book, other Retail balances and Commercial lending (in part due to optimisation activities). Financial assets held at fair value through profit or loss increased by £15,602 million overall, holdings within the insurance business increased by £14,540 million as a result of market gains on equity investments and net incoming funds; holdings in the banking business were £1,062 million higher. Derivative financial instruments were £7,562 million lower at £22,051 million compared to £29,613 million at 31 December 2020, driven by movements in the yield curve.
Total liabilities were £11,517 million, or 1 per cent, higher at £833,373 million compared to £821,856 million at 31 December 2020. Customer deposits were £25,693 million, or 6 per cent, higher at £476,344 million at 31 December 2021 compared to £450,651 million at 31 December 2020. There has been continued growth in retail current account and savings balances, reflecting reduced consumer spending during the coronavirus pandemic, which has only been partly offset by lower levels of commercial deposits. Repurchase agreement balances were £2,941 million, or 10 per cent, higher at £31,125 million compared to £28,184 million at 31 December 2020 however deposits from banks were £5,051 million lower at £7,647 million compared to £12,698 million at 31 December 2020 reflecting a reduced need for this source of funding. Debt securities in issue were £15,845 million lower at £71,552 million at 31 December 2021 compared to £87,397 million at 31 December 2020 as the availability of Government support and liquidity measures and increased levels of customer deposits have reduced the need for new funding issuance.
Total equity has increased by £3,739 million, or 8 per cent, from £49,413 million at 31 December 2020 to £53,152 million at 31 December 2021, principally as a result of retained profits, partly offset by dividends paid and other reserve movements.
The Group’s common equity tier 1 (CET1) capital ratio has increased to 17.3 per cent (31 December 2020: 16.2 per cent) reflecting banking business profits and a reduction in risk-weighted assets, the impairment credit for the year being more than offset by a release of IFRS 9 transitional relief, partly offset by the full year ordinary dividend, pension contributions made to the defined benefit pensions schemes and other movements including the impact of the equity provided to the Group’s Insurance business to fund the acquisition of Embark.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Risk-weighted assets reduced by £6,780 million from £202,747 million to £195,967 million. This was driven primarily by optimisation activity undertaken in Commercial Banking, partially offset by balance sheet growth in the business. Credit migrations have had a limited impact on the risk-weighted asset position, in part due to the increase in house prices.
The transitional total capital ratio increased to 23.6 per cent compared to 23.3 per cent at 31 December 2020, largely reflecting the increase in CET1 capital, the issuance of a new tier 2 capital instrument and the reduction in risk-weighted assets. This was offset in part by the reduction in transitional limits applied to legacy tier 1 and tier 2 capital instruments, the impact of movements in rates and regulatory amortisation and the net outcome of the revised regulatory classification and exchange and tender offer exercises applied to the Group's legacy preference shares.
The Group's transitional minimum requirement for own funds and eligible liabilities (MREL) increased to 37.2 per cent from 36.4 per cent at 31 December 2020, largely reflecting the reduction in risk-weighted assets, offset in part by a reduction in other eligible liabilities.
The UK leverage ratio remained at 5.8 per cent as the reduction in the fully loaded total tier 1 capital position was offset by the reduction in the leverage exposure measure, the latter primarily reflecting movements in securities financing transactions and off-balance sheet items, net of increased balance sheet lending.
The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return surplus capital through buybacks or special dividends. The Board’s view of the ongoing level of CET1 capital required to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent plus a management buffer of around 1 per cent.
Given the Group's financial performance and capital position at the year end, the Board has recommended a final ordinary dividend of 1.33 pence per share. This is in addition to the interim ordinary dividend of 0.67 pence per share that was paid in September 2021. The recommended total ordinary dividend per share for 2021 is therefore 2.00 pence per share. The Group also intends to implement an ordinary share buyback of up to £2.0 billion which will commence as soon as is practicable and is expected to be completed by 31 December 2022.
The Board remains committed to future capital returns. Going forward, the Board intends to maintain its progressive and sustainable ordinary dividend policy alongside further excess capital distributions at the end of the year as appropriate.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
NET INTEREST INCOME

	2021	2020
Net interest income £m	9,366	10,749
Average interest-earning assets £m	622,346	623,080
Average rates:
Gross yield on interest-earning assets %[1]	2.13	2.30
Interest spread %[2]	1.63	1.56
Net interest margin %[3]	1.75	1.70
1Gross yield is the rate of interest earned on average interest-earning assets.
2Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.
3The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income, excluding amounts allocated to unitholders in Open-Ended Investment Companies, as a percentage of average interest-earning assets.
Net interest income was £9,366 million in 2021, a decrease of £1,383 million, or 13 per cent, compared to £10,749 million in 2020. Net interest income in 2021 includes a charge of £1,506 million in respect of amounts attributable to third party investors in respect of its consolidated Open-Ended Investment Companies (OEICs), compared to a credit in 2020 of £175 million, as a result of the strong equity market performance during the year (the FTSE All Share TR index rose by 18.3 per cent over 2021 compared to a fall of 9.8 per cent over 2020). After adjusting for the amounts payable to unitholders, which are largely offset by net trading income, recognised within other income, net interest income was £298 million, or 3 per cent, higher at £10,872 million in 2021 compared to £10,574 million in 2020.
Average interest-earning assets were £734 million lower at £622,346 million in 2021 compared to £623,080 million in 2020. Growth in new mortgages and the benefit of a full year of government-backed lending was offset by the impact of continued optimisation within Commercial Banking, the repayment of revolving credit facilities provided to support commercial clients during the pandemic and lower average balances in the closed mortgage book, credit cards, and motor finance. Average interest-earning assets in Retail were £16,044 million, or 5 per cent, higher at £361,529 million in 2021 compared to £345,485 million in 2020 and average relationship lending and similar interest-earning assets in Commercial Banking were £6,480 million, or 7 per cent, lower at £82,111 million in 2021 compared to £88,591 million in 2020.
The net interest margin, adjusting net interest income for the amounts allocated to unitholders in Open-Ended Investment Companies, was 5 basis points higher at 1.75 per cent in 2021 compared to 1.70 per cent in 2020, reflecting a change in asset mix more than offset by lower funding costs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OTHER INCOME

	2021	2020
	£m	£m
Fee and commission income:
Current accounts	638	615
Credit and debit card fees	883	748
Commercial banking and treasury fees	413	274
Unit trust and insurance broking	113	146
Private banking and asset management	—	6
Factoring	76	76
Other fees and commissions	485	443
Total fee and commission income	2,608	2,308
Fee and commission expense	(1,185)	(1,148)
Net fee and commission income	1,423	1,160
Net trading income	17,200	7,220
Insurance premium income	8,283	8,615
Gains less losses on disposal of financial assets at fair value through other comprehensive income	(2)	149
Other	1,174	1,274
Other operating income	1,172	1,423
Total other income	28,078	18,418
Other income was £9,660 million higher at £28,078 million in 2021 compared to £18,418 million in 2020.
Fee and commission income was £300 million, or 13 per cent, higher at £2,608 million in 2021 compared with £2,308 million in 2020. Current account fees were £23 million, or 4 per cent, higher at £638 million in 2021 compared to £615 million in 2020, and there was an increase of £135 million, or 18 per cent, in credit and debit card fees from £748 million in 2020 to £883 million in 2021 reflecting improved levels of customer activity following the easing of restrictions relating to the coronavirus pandemic. Commercial banking fees were £139 million, or 51 per cent, higher at £413 million in 2021 compared to £274 million in 2020 again reflecting increased activity among corporate clients as the economy recovered. Unit trust and insurance broking fees were £33 million, or 23 per cent, lower at £113 million compared to £146 million in 2020 reflecting reduced annual management charges. Other fees and commissions receivable were £42 million, or 9 per cent, higher at £485 million in 2021 compared to £443 million in 2020.
Fee and commission expense was £37 million, or 3 per cent, higher at £1,185 million in 2021 compared to £1,148 million in 2020; this reflects increases in interchange and other fees payable in line with customer activity.
Net trading income was £9,980 million higher at £17,200 million in 2021 compared with £7,220 million in 2020. Net trading income within the insurance businesses was £9,931 million higher at £15,909 million in 2021 compared to £5,978 million in 2020. There were significant increases in the value of policyholder investments as a result of strong equity market performance in 2021 compared to the poor market out-turn in 2020 (the FTSE All Share TR index rose by 18.3 per cent over 2021 compared to a fall of 9.8 per cent over 2020), only partly offset by some losses on debt instruments. Net trading income in the insurance businesses is largely offset by insurance claims and amounts allocated to unitholders in Open-Ended Investment Companies. Net trading income within the Group’s banking activities was £49 million, or 4 per cent, higher at £1,291 million in 2021 compared to £1,242 million in 2020.
Insurance premium income was £8,283 million in 2021 compared with £8,615 million in 2020; a decrease of £332 million, or 4 per cent. Earned premiums in respect of the Group’s long-term life and pensions business were £316 million, or 4 per cent, lower at £7,670 million in 2021 compared to £7,986 million in 2020 reflecting a lower level of bulk annuity deals in 2021 due to reduced activity in the market, more than offsetting increases in corporate pension products. General insurance earned premiums were £16 million, or 3 per cent, lower at £613 million in 2021 compared with £629 million in 2020 due to the continued run-off of closed books.
Other operating income was £251 million, or 18 per cent, lower at £1,172 million in 2021 compared to £1,423 million in 2020. Operating lease rental income was £61 million, or 5 per cent, lower at £1,059 million in 2021 compared with £1,120 million in 2020, as a result of the reduced Lex vehicle fleet size; and there was a deterioration of £146 million in the movement in value of in-force business, reflecting the negative impact of assumption changes, more than offsetting a positive economic variance.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATING EXPENSES

	2021	2020
	£m	£m
Administrative expenses:
Staff costs:
Salaries	2,405	2,568
Performance-based compensation	335	117
Social security costs	308	287
Pensions and other post-retirement benefit schemes	538	566
Restructuring costs	92	166
Other staff costs	207	131
	3,885	3,835
Premises and equipment:
Rent and rates	118	117
Repairs and maintenance	169	174
Other	(26)	176
	261	467
Other expenses:
Communications and data processing	1,181	1,013
Advertising and promotion	161	187
Professional fees	210	189
UK bank levy	132	211
Regulatory and legal provisions	1,300	464
Other	845	643
	3,829	2,707
Depreciation and amortisation:
Depreciation of property, plant and equipment	1,839	2,046
Amortisation of acquired value of in-force non-participating investment contracts	24	26
Amortisation of other intangible assets	962	660
	2,825	2,732
Goodwill impairment	—	4
Total operating expenses	10,800	9,745
Cost:income ratio (%)[1]	66.2	64.4
1Total operating expenses of £10,800 million (2020: £9,745 million) divided by total income, net of insurance claims, of £16,324 million (2020: £15,126 million).
Operating expenses increased by £1,055 million, or 11 per cent, to £10,800 million in 2021 compared with £9,745 million in 2020 .
Staff costs were £50 million, or 1 per cent, higher in 2021 at £3,885 million compared to £3,835 million in 2020. On a full-time equivalent basis, the Group had 57,955 employees at the end of 2021, a reduction of 3,621 from 61,576 employees at 31 December 2020. Salaries were £163 million, or 6 per cent, lower at £2,405 million in 2021 compared with £2,568 million in 2020 as the reduction in staff numbers has more than offset the effect of annual pay rises. The charge in respect of performance-based compensation was £218 million higher at £335 million in 2021 compared to £117 million in 2020 as a result of increased accruals in respect of staff bonuses in line with Group performance; and social security costs were £21 million, or 7 per cent, higher at £308 million in 2021 compared with £287 million in 2020. Pension costs were £28 million, or 5 per cent, lower at £538 million in 2021 compared to £566 million in 2020, defined contribution charges reduced as a consequence of decreasing staff numbers. Restructuring costs were £74 million lower at £92 million in 2021 compared to £166 million in 2020, reflecting a reduced level of redundancies as part of the Group’s strategic investment plans in 2021 compared to 2020, and other staff costs were £76 million, or 58 per cent, higher at £207 million in 2021 compared with £131 million in 2020.
Premises and equipment costs were £206 million, or 44 per cent, lower at £261 million in 2021 compared to £467 million in 2020. Other premises and equipment costs decreased by £202 million, or 115 per cent, from £176 million in 2020 to a credit of £26 million in 2021 reflecting a higher level of gains on disposal of premises and other fixed assets, principally motor vehicles under operating leases at the end of the contract term. Rent and rates were £1 million higher at £118 million in 2021 compared to £117 million in 2020; repairs and maintenance costs were £5 million, or 3 per cent, lower at £169 million in 2021 compared to £174 million in 2020.
Other expenses were £1,122 million, or 41 per cent, higher at £3,829 million in 2021 compared with £2,707 million in 2020, principally due to an £836 million increase in the regulatory and legal provisions charge (see below). Communications and data processing costs were £168 million, or 17 per cent, higher at £1,181 million in 2021 compared with £1,013 million in 2020, as the Group develops and maintains its information technology infrastructure; and professional fees were £21 million, or 11 per cent, higher at £210 million in 2021 compared to £189 million in 2020, as a result of increased levels of consultancy spend on the Group's strategic projects. Advertising and promotion costs were £26 million, or 14 per cent, lower at £161 million in 2021 compared with £187 million in 2020, in part due to COVID-related expenditure in the prior year. Other costs were £202 million, or 31 per cent, higher at £845 million in 2021 compared with £643 million in 2020.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The Group incurred a regulatory and legal provisions charge in operating expenses of £1,300 million in 2021 compared to £464 million in 2020. The charge in 2021 includes the costs in relation to HBOS Reading, a £91 million regulatory fine relating to the past communication of historical home insurance renewals and redress and operational costs in respect of litigation and other ongoing legacy programmes. During 2021, £790 million has been recognised in relation to HBOS Reading estimated future awards and and operational costs, of which £600 million was recognised in the fourth quarter. This reflects the Group's estimate of its full liability and includes the expected future cost in relation to the independent Foskett Panel re-review, operational costs in relation to Dame Linda Dobbs' review which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group between January 2009 and January 2017 and other programme costs. The final outcome could be significantly different once the re-review is concluded.
Depreciation and amortisation costs were £93 million, or 3 per cent, higher at £2,825 million in 2021 compared with £2,732 million in 2020. Charges for the depreciation of tangible fixed assets were £207 million, or 10 per cent, lower at £1,839 million in 2021 compared to £2,046 million in 2020 and the charge for the amortisation of intangible assets was £302 million, or 46 per cent, higher at £962 million in 2021 compared to £660 million in 2020, in part due to a software asset write-off as the Group invests in new technology and systems infrastructure.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
IMPAIRMENT

	2021	2020
	£m	£m
In respect of:
Loans and advances to banks and reverse repurchase agreements	(5)	5
Loans and advances to customers and reverse repurchase agreements	(1,116)	3,850
Debt securities	—	1
Other assets	2	5
Impairment (credit) charge on drawn balances	(1,119)	3,861
Financial assets at fair value through other comprehensive income	(2)	5
Loan commitments and financial guarantees	(257)	289
Total impairment (credited) charged to the income statement	(1,378)	4,155
Impairment improved by £5,533 million to a credit of £1,378 million in 2021 compared to a charge of £4,155 million in 2020, largely reflecting the improved UK macroeconomic outlook.
Overall the Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to credit risk with high levels of security. The Group's ECL allowance reduced in the year by £2,205 million to £4,042 million, compared to £6,247 million at 31 December 2020, following the improvements to economic outlook. Observed credit performance remained robust in the year, with the flow of assets into arrears, defaults and write-offs remaining at low levels.
The Group’s IFRS 9 base case economic scenario used to calculate the ECL allowance assumes that unemployment will remain close to the reduced level of c.4.3 per cent observed in the fourth quarter following the end of the coronavirus job retention scheme. The ECL allowance continues to reflect a probability-weighted view of future economic scenarios built out from the base case and its associated conditioning assumptions, with a 30 per cent weighting applied to base case, upside and downside scenarios and a 10 per cent weighting to the severe downside. All scenarios have improved since the start of the year, following the changes made to the base case outlook.
The management adjustments to address unprecedented conditions and specific model limitations resulting from the pandemic have reduced by £109 million in the year. The Group continues to retain in total £779 million of net management judgements in respect of coronavirus (31 December 2020: £888 million). £379 million of this is held within portfolios to reflect the expected base case and mitigate remaining risks within the base case not captured fully by models. In addition, the judgemental adjustment of £400 million introduced in 2020 has also been retained to recognise that greater downside risks from new virus strains emerging remain, which are not captured within the base case nor the probability-weighted view of future economic scenarios. The quantum of this adjustment is equivalent to a c.15 percentage point higher weighting of the severe downside scenario (31 December 2020: c.10 percentage point), noting that the latest severe scenario is more favourable than that held at 31 December 2020.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
TAXATION

	2021	2020
	£m	£m
UK corporation tax:
Current tax on profit for the year	(1,472)	(480)
Adjustments in respect of prior years	94	355
	(1,378)	(125)
Foreign tax:
Current tax on profit for the year	(51)	(27)
Adjustments in respect of prior years	21	25
	(30)	(2)
Current tax expense	(1,408)	(127)
Deferred tax credit	391	288
Tax (expense) credit	(1,017)	161
In 2021, a tax expense of £1,017 million arose on the profit before tax of £6,902 million and in 2020 a tax credit of £161 million arose on the profit before tax of £1,226 million.
The tax charge in 2021 includes a credit of £954 million arising on the remeasurement of deferred tax assets following the announcement and subsequent substantive enactment by the UK Government that the corporation tax rate would increase from 19 per cent to 25 per cent on 1 April 2023.
Excluding this remeasurement, the tax expense for 2021 represents an effective tax rate of 28.6 per cent compared to a statutory corporation tax rate of 19.0 per cent, the increased effective tax rate was largely due to the UK Government's banking surcharge and non-deductible conduct provision charges.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
DIVISIONAL INFORMATION
The requirements for IFRS segmental reporting are set out in IFRS 8 Operating Segments which mandates that an entity’s segmental reporting should reflect the way in which its operations are viewed and judged by its chief operating decision maker. As a consequence, the Group’s statutory segmental reporting follows the underlying basis as explained below (see also note 4 to the financial statements).
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
Comparisons of results on a historical consolidated statutory basis are impacted by a number of items. In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on an ‘underlying’ basis. The effects of the following are excluded in arriving at underlying profit:
–Restructuring, including severance-related costs, property transformation, technology research and development, regulatory programmes, merger and acquisition costs and integration costs
–Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
–Payment protection insurance remediation provisions, excluding litigation costs
The results of the businesses are set out below on the underlying basis:

	2021	2020
	£m	£m
Retail	5,138	1,991
Commercial Banking	1,851	96
Insurance and Wealth	427	338
Other	624	(232)
Underlying profit before tax	8,040	2,193

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reconciliation of statutory profit to underlying profit before tax for the year
		2021	2020
	Note	£m	£m
Statutory profit before tax		6,902	1,226
Market volatility and asset sales	1	(87)	59
Amortisation of purchased intangibles	2	70	69
Restructuring costs	3	956	521
Fair value unwind	4	199	233
Payment protection insurance provision		—	85
Underlying profit before tax		8,040	2,193
1.Market volatility and asset sales
Market volatility and asset sales of £87 million included favourable movements in banking volatility, primarily reflecting hedge accounting gains and tightening of credit spreads, partly offset by losses on liability management exercises. Also included in 2021 was positive insurance and policyholder interests volatility, which is a deduction from statutory profit before tax in the reconciliation above, totalling £277 million, largely driven by positive impacts from rising global equity markets, narrowing credit spreads and rising inflation, partially offset by negative impacts from rising interest rates, compared to negative volatility of £222 million in 2020.
Management believes that excluding volatility from underlying profit before tax provides useful information for investors on the performance of the business as it excludes amounts included within profit before tax which do not accrue to the Group’s equity holders and excludes volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance business.
Insurance and policyholder interests volatility comprises the following:

	2021	2020
	£m	£m
Insurance volatility	503	(220)
Policyholder interests volatility	366	(74)
Insurance hedging arrangements	(592)	72
Total	277	(222)
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
Insurance volatility
The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.
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
Accounting standards require that tax on policyholder investment returns relating to life products should be included in the Group’s tax charge rather than being offset against the related income. The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge. Timing and measurement differences exist between provisions for tax and charges made to policyholders. Consistent with the expected approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility. In 2021, the statutory results before tax included a credit to other income which relates to policyholder interests volatility totalling £366 million reflecting positive movements in equity markets, narrowing credit spreads and rising inflation.
Insurance hedging arrangements
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
2.Amortisation of purchased intangibles
The Group incurred a charge for the amortisation of intangible assets, recognised on the acquisition of MBNA, of £70 million (2020: £69 million).
3.Restructuring costs
Restructuring costs were £956 million (2020: £521 million) and included severance-related costs, property transformation, technology research and development, regulatory programmes, merger and acquisition costs, integration costs and write-offs. The higher charge in 2021 reflected a software asset write-off, as the Group invests in new technology and systems infrastructure, partly offset by lower property transformation and severance costs.
4.Fair value unwind
The statutory results include the impact of the acquisition-related fair value adjustments, arising from the acquisition of HBOS and MBNA. In 2021 the principal financial effect of the fair value unwind is to reflect the effective interest rates applicable at the date of acquisition, on liabilities that were acquired at values that differed from their original book value.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
DIVISIONAL RESULTS
RETAIL
Retail offers a broad range of financial service products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build deep and enduring relationships that meet more of its customers' financial needs and improve their financial resilience throughout their lifetime, with personalised products and services. Retail operates the largest digital bank and branch network in the UK and continues to improve service levels and reduce conduct risk, whilst working within a prudent risk appetite. Through investment in our strategic priority areas, alongside increasing use of data, we will deepen existing consumer relationships and broaden our intermediary offering, to improve customer experience, operational efficiency and enable increasingly tailored propositions.

	2021	2020
	£m	£m
Underlying net interest income	8,643	8,384
Underlying other income	1,736	1,733
Operating lease depreciation	(442)	(856)
Net income	9,937	9,261
Operating costs	(4,724)	(4,761)
Remediation	(360)	(125)
Total costs	(5,084)	(4,886)
Underlying impairment	285	(2,384)
Underlying profit before tax	5,138	1,991
Underlying profit increased by £3,147 million to £5,138 million in 2021 compared to £1,991 million in 2020.
Underlying net interest income increased by £259 million, or 3 per cent, to £8,643 million in 2021 compared to £8,384 million in 2020. Benefiting from mortgage and business banking balance growth, offset by lower unsecured balances due to reduced levels of activity and demand during the pandemic.
Underlying other income increased £3 million to £1,736 million in 2021 compared to £1,733 million in 2020, driven by improved current account performance offset by market driven reductions in Lex fleet size.
Operating lease depreciation decreased £414 million, or 48 per cent, to £442 million in 2021 compared to £856 million in 2020, reflecting significantly stronger used car prices and the reduced Lex fleet size.
Operating costs reduced by £37 million, to £4,724 million in 2021 compared to £4,761 million in 2020 reflecting benefit of efficiency initiatives offset by increased variable pay costs.
Remediation increased by £235 million to £360 million in 2021 compared to £125 million in 2020, driven by pre-existing programmes.
Underlying impairment decreased by £2,669 million to a credit of £285 million in 2021 compared to a charge of £2,384 million in 2020, underpinned by benign credit environment and strong asset quality, given improvements to the macroeconomic outlook for the UK.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
COMMERCIAL BANKING
Commercial Banking serves Small and Medium sized businesses and Corporate and Institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services. Through investment in digital capability and product development, Commercial Banking will deliver an enhanced customer experience through a digital first SME model and expanded client propositions, generating diversified capital-efficient growth and supporting customers on their transition to net zero.

	2021	2020
	£m	£m
Underlying net interest income	2,363	2,357
Underlying other income	1,277	1,292
Operating lease depreciation	(18)	(28)
Net income	3,622	3,621
Operating costs	(1,857)	(1,851)
Remediation	(830)	(210)
Total costs	(2,687)	(2,061)
Underlying impairment	916	(1,464)
Underlying profit before tax	1,851	96
Commercial Banking underlying profit increased by £1,755 million to £1,851 million in 2021 compared to £96 million in 2020 reflecting an impairment credit partly offset by higher remediation costs.
Underlying net interest income increased by £6 million to £2,363 million in 2021 compared to £2,357 million in 2020 with higher net interest margin offsetting lower average interest-earning assets.
Underlying other income decreased by £15 million to £1,277 million in 2021 compared to £1,292 million in 2020 with higher levels of corporate financing and transaction banking activity, broadly offset by financial markets.
Operating costs increased by £6 million to £1,857 million in 2021 compared to £1,851 million in 2020 reflecting benefit from efficiency initiatives offset by increased variable pay costs.
Remediation increased by £620 million to £830 million in 2021 compared to £210 million in 2020 largely driven by HBOS Reading related costs.
Underlying impairment decreased by £2,380 million, to a credit of £916 million in 2021 compared to a charge of £1,464 million in 2020 reflecting the Group's improved macroeconomic outlook for the UK.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INSURANCE AND WEALTH
Insurance and Wealth offers insurance, investment and wealth management products and services. It supports over 10 million customers with Assets under Administration (AuA) of over £190 billion and annualised annuity payments of over £1.1 billion. The Group continues to invest significantly in the development of the business, with the strategic aims of creating a new mass affluent offering, innovating the Group's intermediary propositions and accelerating the transition to a low carbon economy.

	2021	2020
	£m	£m
Underlying net interest income	70	49
Underlying other income	1,432	1,250
Net income	1,502	1,299
Operating costs	(956)	(902)
Remediation	(123)	(50)
Total costs	(1,079)	(952)
Underlying impairment	4	(9)
Underlying profit before tax	427	338
Underlying profit from Insurance and Wealth was £89 million, or 26 per cent higher at £427 million compared to £338 million in 2020 as a result of an increase of £203 million in total income, a £54 million decrease in operating costs and an underlying impairment credit of £4 million in 2021 compared to a charge of £9 million in 2020.
Underlying net interest income increased by £21 million, or 43 per cent, to £70 million from £49 million in 2020, primarily reflecting the impact of lower interest rates on debt cost for the division.
Underlying other income increased by £182 million, or 15 per cent to £1,432 million from £1,250 million in 2020, reflecting movements described below.
Operating costs were £54 million higher, driven by increased investment and variable pay.
Remediation increased by £73 million to £123 million in 2021 compared to £50 million in 2020, driven by a £91 million regulatory fine relating to the past communication of historical home insurance renewals recognised in the first half of the year.
INCOME BY PRODUCT GROUP

	2021			2020
	New business	Existing business	Total	New business	Existing business	Total
	£m	£m	£m	£m	£m	£m
Workplace, planning and retirement	201	110	311	203	124	327
Individual and bulk annuities	79	83	162	166	84	250
Protection	32	20	52	16	21	37
Longstanding LP&I	11	286	297	9	346	355
	323	499	822	394	575	969
Life and pensions experience and other items			162			(195)
General insurance			280			309
			1,264			1,083
Wealth			238			216
Net income			1,502			1,299
New business income has decreased by £71 million to £323 million, mainly driven by reduced volumes of bulk annuity deals.
Existing business income has decreased by £76 million from £575 million to £499 million, due to the negative impact of economics (at the start of the year) and run-off of legacy products.
Experience and other items contributed a net positive impact of £162 million. This was £357 million higher than 2020, driven by positive assumption changes in 2021 (versus net negative in 2020). Current year changes include allowance for the coronavirus impact on mortality rates, whilst prior year was reflective of the macroeconomic impacts of the pandemic such as redundancies and furlough. The changes in expense assumptions primarily reflect reallocation of costs between business lines and future short-term committed expenditures, including specific projects. Methodology changes include significant model improvements in 2021 and changes in the treatment of illiquid assets in 2020.
General insurance income net of claims decreased, with a reduction in income driven by evolving business mix and a competitive market.
The increase in Wealth income reflects higher customer deposits and increased profit contribution from the Schroders Personal Wealth joint venture. Stockbroking maintained the record levels of income seen in 2020.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OTHER
Other comprises income and expenditure not attributed to the Group's financial reporting segments. These amounts include those arising from the Group's equities business (which includes Lloyds Development Capital, the recently established Citra Living and the Group's share of the Business Growth Fund), residual net interest income after transfer pricing (including the central recovery of the Group's distributions on other equity instruments), in period gains from gilt sales and the unwind of associated hedging costs.

	2021	2020
	£m	£m
Net income	702	223
Operating costs	(93)	(71)
Remediation	13	6
Total costs	(80)	(65)
Underlying impairment	2	(390)
Underlying profit (loss) before tax	624	(232)
Other underlying profit was £624 million in 2021 compared to a loss of £232 million in 2020.
During 2021, the Group's equities business, including Lloyds Development Capital, contributed net income of £573 million compared to £150 million in the prior year. Net income also included a gain of £29 million on the sale of gilts and other liquid assets, compared with a £149 million gain on sale of such assets in 2020.
Total costs were £15 million higher at £80 million in 2021 compared to £65 million in 2020.
Underlying impairment for the year was a credit of £2 million compared to a charge of £390 million in 2020. The underlying impairment charge incurred in 2020 included a £400 million ECL judgement, that has not been allocated to specific portfolios, applied in respect of uncertainty in the economic outlook.
RESULTS OF OPERATIONS – 2019
The Group’s results for the year ended 31 December 2019, and a discussion of the results for the year ended 31 December 2020 compared to those for the year ended 31 December 2019, were included in the 2020 Annual Report on Form 20-F, filed on 26 February 2021.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
AVERAGE BALANCE SHEET AND INTEREST INCOME AND EXPENSE

	2021			2020			2019
	Average balance £m	Interest income £m	Average yield %	Average balance £m	Interest income £m	Average yield %	Average balance £m	Interest income £m	Average yield %
Assets[1]
Financial assets at amortised cost:
Loans and advances to banks and reverse repurchase agreements	87,637	104	0.12	85,937	203	0.24	65,504	514	0.78
Loans and advances to customers and reverse repurchase agreements	502,809	12,633	2.51	504,446	13,704	2.72	497,574	15,790	3.17
Debt securities	5,466	80	1.46	5,351	97	1.81	5,464	122	2.23
Financial assets at fair value through other comprehensive income	26,434	441	1.67	27,346	302	1.10	26,461	435	1.64
Total interest-earning assets of banking book	622,346	13,258	2.13	623,080	14,306	2.30	595,003	16,861	2.83
Total interest-earning financial assets at fair value through profit or loss	74,428	1,314	1.77	71,772	1,366	1.90	72,457	1,637	2.26
Total interest-earning assets	696,774	14,572	2.09	694,852	15,672	2.26	667,460	18,498	2.77
Allowance for impairment losses on financial assets held at amortised cost	(5,146)			(5,499)			(3,468)
Non-interest earning assets	186,068			177,062			167,480
Total average assets and interest income	877,696	14,572	1.66	866,415	15,672	1.81	831,472	18,498	2.22
1The line items below are based on IFRS terminology and are included on the face of the Group's balance sheet.

	2021			2020			2019
	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %	Average interest earning assets £m	Net interest income £m	Net interest margin %
Average interest-earning assets and net interest income:
Banking business	622,346	10,872	1.75	623,080	10,574	1.70	595,003	12,002	2.02
Unitholders’ interest in consolidated Open Ended Investment Companies	—	(1,506)	N/A	—	175	N/A	—	(1,822)	N/A
Trading securities and other financial assets at fair value through profit or loss	74,428	1,201	1.61	71,772	1,168	1.63	72,457	1,356	1.87
	696,774	10,567	1.52	694,852	11,917	1.72	667,460	11,536	1.73

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2021			2020			2019
	Average balance £m	Interest expense £m	Average cost %	Average balance £m	Interest expense £m	Average cost %	Average balance £m	Interest expense £m	Average cost %
Liabilities and shareholders’ funds[1]
Deposits by banks	9,930	74	0.75	13,412	113	0.84	11,164	96	0.86
Customer deposits	348,362	426	0.12	341,318	1,091	0.32	341,254	2,015	0.59
Liabilities to banks and customers under sale and repurchase agreements	22,332	22	0.10	32,170	117	0.36	26,905	301	1.12
Debt securities in issue[2]	79,650	900	1.13	95,745	1,313	1.37	97,456	1,204	1.24
Lease liabilities	1,512	32	2.12	1,717	41	2.39	1,684	42	2.49
Subordinated liabilities	13,462	932	6.92	16,811	1,057	6.29	17,682	1,201	6.79
Total interest-bearing liabilities of banking book	475,248	2,386	0.50	501,173	3,732	0.74	496,145	4,859	0.98
Unitholders’ interest in consolidated Open Ended Investment Companies	12,016	1,506	12.53	11,056	(175)	(1.58)	13,352	1,822	13.65
Total interest-bearing liabilities of trading book	23,269	113	0.49	21,706	198	0.91	26,101	281	1.08
Total interest-bearing liabilities	510,533	4,005	0.78	533,935	3,755	0.70	535,598	6,962	1.30
Interest-free liabilities
Non-interest bearing customer accounts	120,533			96,516			74,906
Other interest-free liabilities	195,313			186,455			171,611
Non-controlling interests, other equity instruments and shareholders’ funds	51,317			49,511			49,357
Total average liabilities and interest expense	877,696	4,005	0.46	866,417	3,755	0.43	831,472	6,962	0.84
1The line items below are based on IFRS terminology and are included on the face of the Group’s balance sheet except for lease liabilities and unitholders' interest in consolidated Open-Ended Investment Companies which are disclosed in note 33.
2The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 1.77 per cent (2020: 2.28 per cent; 2019: 2.57 per cent).
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS
The following table allocates changes in net interest income between volume, rate and their combined impact for 2021 compared with 2020 and for 2020 compared with 2019.

	2021 compared with 2020 increase/(decrease)				2020 compared with 2019 increase/(decrease)
	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m
Interest income
At amortised cost:
Loans and advances to banks and reverse repurchase agreements	(99)	4	(101)	(2)	(311)	160	(359)	(112)
Loans and advances to customers and reverse repurchase agreements	(1,071)	(44)	(1,030)	3	(2,086)	218	(2,273)	(31)
Debt securities	(17)	2	(19)	—	(25)	(3)	(23)	1
Financial assets at fair value through other comprehensive income	139	(10)	154	(5)	(133)	15	(143)	(5)
Total banking book interest income	(1,048)	(48)	(996)	(4)	(2,555)	390	(2,798)	(147)
Total interest income on financial assets at fair value through profit or loss	(52)	51	(99)	(4)	(271)	(16)	(257)	2
Total interest income	(1,100)	3	(1,095)	(8)	(2,826)	374	(3,055)	(145)
Interest expense
Deposits by banks	(39)	(29)	(13)	3	17	19	(2)	—
Customer deposits	(665)	23	(674)	(14)	(924)	—	(924)	—
Liabilities to banks and customers under sale and repurchase agreements	(95)	(36)	(85)	26	(184)	59	(203)	(40)
Debt securities in issue	(413)	(221)	(231)	39	109	(21)	132	(2)
Lease liabilities	(9)	(4)	(6)	1	(1)	1	(2)	—
Subordinated liabilities	(125)	(211)	107	(21)	(144)	(59)	(89)	4
Total banking book interest expense	(1,346)	(478)	(902)	34	(1,127)	(1)	(1,088)	(38)
Amounts payable to unitholders in consolidated Open-Ended Investment Companies	1,681	(15)	1,561	135	(1,997)	(313)	(2,034)	350
Total interest expense on trading and other liabilities at fair value through profit or loss	(85)	14	(92)	(7)	(83)	(47)	(43)	7
Total interest expense	250	(479)	567	162	(3,207)	(361)	(3,165)	319

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK OVERVIEW
EFFECTIVE RISK MANAGEMENT AND CONTROL
Our approach to risk
Risk management is at the heart of Helping Britain Prosper and creating a more sustainable and inclusive future.
Employing informed risk decision-making and robust risk management, supported by a consistent risk-focused culture, we strive to protect the Group and our stakeholders, while fulfilling our strategic mission.
A prudent approach to risk is fundamental to our business model and drives our participation choices.
The risk management section from pages 53 to 62 provides an in-depth picture of how risk is managed within the Group, including the approach to risk appetite, risk governance, stress testing and detailed analysis of the principal risk categories including the framework by which these risks are identified, managed, mitigated and monitored.
Our enterprise risk management framework
The Group’s comprehensive enterprise risk management framework, that applies to all legal entities across the Group, is the foundation for the delivery of effective risk control. It enables proactive identification, active management and monitoring of the Group’s risks, which is supported by our One Risk and Control Self-Assessment approach.
The Group’s risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated to ensure they remain fully in line with regulation, law, corporate governance and industry good practice.
The Board is responsible for approving the Group’s Board risk appetite statement annually. Board-level risk appetite metrics are augmented by further sub-Board level metrics and cascaded into more detailed business metrics and limits. Regular close monitoring and comprehensive reporting to all levels of management and the Board ensures appetite limits are maintained and subject to stress analysis at a risk type and portfolio level, as appropriate.
Governance is maintained through delegation of authority from the Board down to individuals. Senior executives are supported by a committee-based structure which is designed to ensure open challenge and enable effective Board engagement and decision-making. More information on the Board's responsibilities can be found on page 145 and our Risk committees on pages 57 to 58.

Enterprise risk management framework

Board and senior management
The Board delegates executive authorities to ensure there is effective oversight of risk management.

Risk culture and the customer
Risk appetite
Risk and control self assessment
Risk governance
Three lines of defence

The appropriate culture ensures performance, risk and reward are aligned.

The framework ensures our risks are managed in line with our risk appetite.

The identification, measurement and control of our risks form an integral part of our One Risk and Control Self Assessment.

The governance framework supports a consistent approach to enterprise-wide behaviour and decision-making.

The robust approach to monitoring oversight and assurance ensures effective risk management across the Group.

Risk culture and the customer
Following the successful transition between the previous, interim and new Group Chief Executives, a transparent risk culture continues to resonate across the organisation and is supported by the Board and its tone from the top.
Risk management requires all colleagues to play their part, with individuals taking responsibility for their actions. The Group aims to support this through ongoing investment in infrastructure and developing colleagues’ capabilities.
Senior management articulate the core risk values to which the Group aspires, based on the Group’s prudent business model and approach to risk management with the Board’s guidance.
As a Group, we are open, honest and transparent with colleagues working in collaboration with business areas to:
•Support effective risk management and provide constructive challenge
•Share lessons learned and understand root causes when things go wrong
•Consider horizon risks and opportunities
The Group aims to maintain a strong focus on building and sustaining long-term relationships with customers through the economic cycle.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Connectivity of risks and our strategic risk management framework
COVID-19 has demonstrated how individual risks in aggregate, through their interconnectivity, can place significant pressure on the Group’s strategy, business model and performance. In response to these unprecedented events, a new strategic risk management framework was approved.
Extensive work has been undertaken in 2021 to build a deeper analytical understanding of the Group’s key strategic risk themes and risk connectivity. The Group is committed to advancing these capabilities in 2022, while further integrating strategic risk into Group-wide business planning, placing it at the heart of our strategic priorities and Group-wide risk management.
The following pages outline:
•Key focus areas and mitigating actions for the Group’s principal risks
•A deeper insight into how risks are being managed through the Group’s strategy
•Important emerging risk themes
The risks can be defined as:
Principal: The Board-approved enterprise-wide risk categories, including strategic risk, used to monitor and report the risk exposures posing the greatest impact to the Group.
Strategic: A principal risk arising from:
•A failure to understand the potential impact of strategic responses on existing risk types
•Incorrect assumptions about internal or external operating environments
•Inappropriate strategic responses and business plans
Emerging: A future internal or external event or trend, which could have a material positive or adverse impact on the Group and our customers, but where the probability, timescale and/or materiality may be difficult to accurately assess.

PRINCIPAL RISKS
Despite a resilient recovery, 2021 has been another year of significant uncertainty, with COVID-19 accelerating broad structural changes, including ways of working and impacts to global and domestic economies.
COVID-19 has continued to have a significant impact on all risk types in 2021. Understanding and managing its impacts dynamically has remained a major area of focus. The Group has responded quickly to the challenges faced, putting in place risk mitigation strategies and refining its investment and strategic plans.
All of the Group’s principal risks, which are outlined in this section, are reported regularly to the Board Risk Committee and the Board. The Board Risk Committee report from pages 157 to 162 outlines its activities during the year, as well as its purpose, responsibilities and composition.
As part of a review of the Group’s risk categories, governance risk is no longer a principal risk and is now classified as a secondary risk category. A detailed review of the Group’s enterprise risk management framework is planned for 2022, which may result in further changes to our principal risks.
The risk management section from pages 53 to 109 provides a more in-depth picture of how each principal risk is managed within the Group.
Risk trends: è Stable risk é Increased risk ê Decreased risk y New risk embedding
Market risk è
The Group’s structural hedge has increased to £240 billion (2020: £186 billion) mostly due to a significant growth in customer deposits. Both customer behaviour and hedging of these balances are reviewed regularly to ensure near-term interest rate exposure is managed.
The Group’s defined benefit pension schemes have seen an improvement in IAS 19 accounting surplus to £4.3 billion, (2020: £1.5 billion). This is due to strong asset returns, an increase in the discount rate and deficit reduction contributions, partially offset by higher gilt yields and inflation.
Key mitigating actions:
•Structural hedge programmes implemented to stabilise earnings
•Equity and credit spread risks are closely monitored and, where appropriate, asset and liability matching is undertaken
•The Group’s defined benefit pension schemes continue to monitor their credit allocation and longevity hedge as well as the hedges in place against nominal rate and inflation movements
Credit risk ê
The Group continued to actively support its customers throughout 2021, with a range of flexible options and payment holidays, as well as lending through the UK Government support schemes. This support, alongside the other public policy interventions, has contributed to the economic recovery in 2021 and helped keep credit defaults and business failures at low levels.
The improved economic outlook was a key driver of the 2021 impairment credit of £1,378 million, which compares to the full year impairment charge of £4,155 million taken in 2020 in light of anticipated losses resulting from the pandemic. Although reduced in 2021, the Group still holds appropriate customer related expected credit loss allowances of £4,020 million (2020: £6,219 million).
Key mitigating actions:
•Prudent, through-the-cycle risk appetite
•Robust risk assessment, models and credit sanctioning
•Sector and asset class concentrations closely monitored and controlled
•Group-wide Road to Recovery programme established to manage and support increases in businesses experiencing financial difficulties

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Funding and liquidity risk ê
The Group maintained its robust funding and liquidity position throughout 2021, with the loan to deposit ratio1 falling to 94 per cent (2020: 98 per cent).
Ahead of the closure of the Term Funding Scheme with additional incentives for SMEs (TFSME) in October 2021, the Group drew additional funds, taking the total amount outstanding to £30 billion as at 31 December 2021, facilitating a significant reduction in money market and wholesale funding.
Key mitigating actions:
•The Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements
•Significant customer deposit base, driven by inflows to trusted brands
1Loans and advances to customers of £448,567 million (2020: £440,200 million) as a proportion of customer deposits of £476,344 million (2020: £450,651 million).
Capital risk ê
The Group’s CET1 capital ratio increased to 16.3 per cent on an adjusted basis (2020: 16.2 per cent) with significant capital build in 2021 (pre announced distributions) largely reflecting banking profitability and reduced risk-weighted assets, offset in part by pension contributions, the partial unwind of IFRS 9 relief and the capital required to fund the Insurance acquisition of Embark Group.
The significant resultant headroom against the Board's target CET1 level of c.12.5 per cent, plus a management buffer of c.1 per cent, has been used to absorb the impact of regulatory changes that applied on 1 January 2022, which reduced the adjusted CET1 capital ratio to c.14.0 per cent.
Key mitigating actions:
•The Group has a capital management framework that includes the setting of capital risk appetite and capital planning and stress testing activities
•The Group monitors early warning indicators and maintains a Capital Contingency Framework as part of a Recovery Plan which are designed to identify emerging capital concerns at an early stage, so that mitigating actions can be taken, if needed
Insurance underwriting risk è
Life and Pensions present value of new business premium increased to £17.3 billion (2020: 14.5 billion) despite continued pandemic headwinds. Continued economic uncertainty related to COVID-19 increases persistency risks. Significant amounts of mortality and morbidity risk continue to be reinsured.
No material change to General Insurance underwriting risk in 2021, with total gross written premium of £655 million (2020: £662 million).
Key mitigating actions:
•Robust Insurance processes for underwriting, reinsurance, claims management, pricing, product design and product management
•Management through diversification and pooling of risks
•Adherence to policies and frameworks, including risk reporting and regular experience analysis investigations to understand deviations from expectations
Change/execution risk è
The change/execution risk profile has remained stable with proactive reprioritisation and management of the Group’s change portfolio continuing through 2021. Focus has remained on the ongoing evolution and strengthening of the control framework and change capability required to support the Group’s business and technology transformation plans.
Key mitigating actions:
•Continued evolution and enhancement of the Group change policy, method and control environment
•Measurement and reporting of change/execution risk
•Providing sufficient skilled resources to safely deliver and embed the change portfolio and support future transformation plans
Conduct risk ê
Overall improvement in conduct risk as a result of the Group’s continued support to customers impacted by COVID-19, with focus on outcomes for customers with UK Government support schemes, treating customers in financial difficulty fairly and working through legacy issues.
Key mitigating actions:
•Robust conduct risk framework in place to support delivery of fair customer outcomes, market integrity and competition requirements
•Active engagement with regulatory bodies and key stakeholders to ensure that the Group’s strategic conduct focus continues to meet evolving stakeholder expectations
Data risk è
Investment continues to be made to enhance the maturity of data risk management, data capabilities and focus on the end-to-end management of data risk, including our suppliers.
Key mitigating actions:
•Delivered a data strategy and enhanced capability in data management and privacy, assurance of suppliers and data controls and processes
•Embedded data by design and data ethics principles into the data science lifecycle

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
People risk è
In 2021, there has been continued pressure on colleague workloads and further significant changes to ways of working, as colleagues who worked from home during the pandemic transition into a workstyle based on their role. Colleague feedback has been provided via the Employee Engagement Survey, and work is underway to address the key themes identified.
Key mitigating actions:
•Delivery of strategies to attract, retain and develop high calibre people with the required capabilities, together with implementation of rigorous succession planning for our senior leaders
•Continued focus on the Group’s culture by developing and delivering initiatives that reinforce appropriate behaviours
Operational resilience risk ê
Despite ongoing heightened risks from COVID-19, business continuity plans have remained resilient. Policy statements published by the regulators in March 2021 have driven further activity to enhance the existing approach to operational resilience. Technology resilience remains a key area of focus.
Key mitigating actions:
•Refreshed operational resilience strategy to deliver against new regulation and improve the Group’s ability to respond to incidents while delivering key services to customers
•Investment in technology improvements, including enhancements to the resilience of systems that support critical business processes
Operational risk è
Against the backdrop of COVID-19, economic uncertainty and changes in senior management throughout the year, the operational risk profile has remained broadly stable with operational losses in line with previous years. Cyber and security, technology and sourcing continue to be the most material operational risk areas.
Key mitigating actions:
•The Group continues to review and invest in its control environment to ensure it addresses the inherent risks faced
•The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance
Model risk é
Model risk remains above pre-pandemic levels. The effect of government-led customer support schemes weakened relationships between model inputs and outputs, and there remains a reliance on the use of judgement, particularly in the areas of forecasting and impairment. However, recent months have seen more stable patterns for model outputs, and we expect model drivers to remain valid in the longer term.
In common with the rest of the industry, changes required to capital models following new regulations will create a temporary increase in the risk relating to these models during the period of transition.
Key mitigating actions:
•The model risk management framework, established by and with continued oversight from an independent team in the Risk division, provides the foundation for managing and mitigating model risk within the Group
Regulatory and legal risk è
Regulatory engagement through 2021 has focused on the Group’s response to COVID-19, strategic transformation and regulatory initiatives. Proactive engagement on emerging focus areas has helped the regulatory risk profile remain broadly stable, despite the previously announced regulatory fine relating to the past communication of historical home insurance renewals.
Legal risk continues to be impacted by the evolving UK legal and regulatory landscape due to the UK’s exit from the EU and other changing regulatory standards as well as uncertainty arising from the current and future litigation landscape.
Key mitigating actions:
•Group policies and procedures set out the principles and key controls that should apply across the business which are aligned to the Group risk appetite
•Business units identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance
Strategic risk y
Strategic risk is a significant source of risk for the Group, influencing the Group’s strategy, business model, performance and risk profile.
Significant work has been undertaken during 2021 to understand the risk implications of the Group’s strategy and the key drivers of strategic risk. These are outlined in more detail on the following pages.
Key mitigating actions:
•Considering the strategic implications of emerging trends and addressing them through our strategy
•Integration of strategic risk into business planning process and embedding into day-to-day risk management

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Climate risk y
The Group continued to embed climate risk into its activities, including undertaking detailed analysis of its portfolios and the pathways required to reduce the emissions that the Group finances. This included deep dives into sectors at increased risk from the impacts of climate change.
The Group has continued to develop scenario modelling capabilities and completed Part I of the Bank of England’s 2021 Biennial Exploratory Scenario on the Financial Risks for Climate Change.
Key mitigating actions:
•Established Group climate risk policy in place
•Ongoing development of climate assessment tools and methodologies
•Climate risk is included as part of regular risk reporting to the Board
•Initial consideration of the Group’s key climate risks undertaken as part of our financial planning process
•Continued progress against the Task Force on Climate-related Financial Disclosures (TCFD) recommendations, enhancing our climate related financial disclosures

STRATEGIC RISKS
Strategic risk themes
Understanding the potential risk implications of our strategy is an important area of focus. Using both quantitative and qualitative analysis, key strategic risk themes have been identified and assessed (see below). These risks are aligned to the key areas of focus in the Group’s strategy and can result on impacts in the Group’s wider principal risks.
Organisational purpose: An organisational purpose with clear underlying principles and mission statements will enable us to build a more profitable and sustainable business for the Group’s stakeholders. Risks may arise from:
•Conflicting interpretation of the key principles and mission statement
•Inability to inspire the culture and galvanise the organisation to support a progressive strategy
•Stated purpose failing to resonate with our stakeholders due to conflicting objectives
Customer proposition: Risk of adverse impacts on reputation, customer attraction, customer retention and income generation, arising from:
•Inappropriate products and services
•Inability to respond to changing customer profiles and needs
•Failure to maintain trust and deepen relationships
Talent attraction and retention: Inability to meet the Group’s customer, colleague and transformation goals due to:
•Competition for specialist skills in a challenging labour market
•Failure to attract, develop and retain talent and capabilities for delivering the Group’s agenda
Climate change: Failure to:
•Adapt to shifting consumer and colleague expectations
•Achieve regulatory and external climate commitments
•Support the transition to a low carbon economy as both a lender and employer
Technology advances: Potential for greater operational costs, reduced resilience and uncompetitive or inappropriate customer offering, driven by:
•Failure to keep pace with advances in technology
•Inability to effectively leverage data, while ensuring strong data ethics
•Misalignment of technology versus customer appetite

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
EMERGING RISKS
Horizon scanning and emerging risks are important considerations for the Group, enabling our business to identify the most pertinent risks and opportunities and respond through our strategic planning and long-term risk mitigation framework.
Internal working groups have been established to regularly scan the horizon and identify emerging risks. This is supplemented by consultation with external experts, to gain an external context, ensuring broad coverage.
Progress has been made this year on a data-driven approach, piloting a methodology for interrogating industry news and other external data sources, using available technology to further expand our insight. It is intended to develop this further in 2022, to incorporate more sophisticated technology and innovation practices.
In many cases, the Group’s most notable emerging risks are aligned with the themes identified. These emerging risks themes raise questions in respect of our participation choices, HR policies, recruitment and retention strategies in response to the changing socio-economic, competitive and technological landscape.
The emerging risks that the Group has monitored during 2021 are outlined in more detail in pages 59 to 61 of the risk management section.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK MANAGEMENT
Risk management is at the heart of Helping Britain Prosper and creating a more sustainable and inclusive future for people and businesses.
Our mission is to protect our customers, shareholders, colleagues and the Group, while enabling sustainable growth in targeted segments. This is achieved through informed risk decisions and robust risk management, supported by a consistent risk-focused culture.
The risk overview (pages 47 to 52) provides a summary of risk management within the Group and the key focus areas for 2021, including the significant impact that COVID-19 continues to have on all principal risks faced by the Group. The risk overview also highlights the importance of the connectivity of principal, emerging and strategic risks and how they are embedded into the Group's strategic risk management framework.
This full risk management section provides a more in-depth picture of how risk is managed within the Group, detailing the Group’s emerging risks, approach to stress testing, risk governance, committee structure, appetite for risk and a full analysis of the principal risk categories (pages 62 to 109), the framework by which risks are identified, managed, mitigated and monitored.
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
To meet ring-fencing requirements, core UK retail and commercial financial services and ancillary retail activities are ring-fenced from other activities of the Group. The Group's enterprise risk management framework (ERMF) and Group risk appetite apply across the Group and are supplemented by risk management frameworks and risk appetites for the sub-groups to meet sub-group specific needs. In each case these operate within the Group parameters. The Group’s Corporate Governance Framework applies across Lloyds Banking Group plc, Lloyds Bank plc, Bank of Scotland plc and HBOS plc. It is tailored where needed to meet the entity-specific needs of Lloyds Bank plc and Bank of Scotland plc, and supplementary corporate governance frameworks are in place to address sub-group specific requirements of the other sub-groups (Lloyds Bank Corporate Markets, Insurance and Equity Investments).
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
The Group's approach to setting, governing, embedding and monitoring risk appetite is detailed in the risk appetite framework, a key component of the ERMF.
Risk appetite is defined within the Group as the amount and type of risk that the Group is prepared to seek, accept or tolerate in delivering its strategy.
Group strategy and risk appetite are developed in tandem. Business planning aims to optimise value within the Group's risk appetite parameters and deliver on its promise to Help Britain Prosper.
The Group’s risk appetite statement details the risk parameters within which the Group operates. The statement forms part of the Group's control framework and is embedded into its policies, authorities and limits, to guide decision-making and risk management. Group risk appetite is regularly reviewed and refreshed to ensure appropriate coverage across our principal risks and any emerging risks, and to align with internal or external change.
The Board is responsible for approving the Group’s Board risk appetite statement annually. Group Board-level metrics are augmented by further sub-Board-level metrics and cascaded into more detailed business appetite metrics and limits.
The following areas are currently included in the Group Board risk appetite:
Market: the Group has effective controls in place to identify and manage the market risk inherent in our customer and client focused activities
Credit: the Group has a conservative and well balanced credit portfolio through the economic cycle, generating an appropriate return on equity, in line with the Group’s target return on equity in aggregate
Funding and liquidity: the Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding
Capital: the Group maintains capital levels commensurate with a prudent level of solvency to achieve financial resilience and market confidence
Change/execution: the Group has limited appetite for negative impacts on customers, colleagues, or the Group as a result of change activity
Conduct: the Group delivers fair outcomes for its customers
Data: the Group has zero appetite for data related regulatory fines or enforcement actions
People: the Group leads responsibly and proficiently, manages people resource effectively, supports and develops colleague skills and talent, creates and nurtures the right culture and meets legal and regulatory obligations related to its people
Operational resilience: the Group has limited appetite for disruption to services to customers and stakeholders from significant unexpected events
Operational: the Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these
Model: material models are performing in line with expectations
Regulatory and legal: the Group interprets and complies with all relevant regulation and all applicable laws (including codes of conduct which could have legal implications) and/or legal obligations
Climate: the Group takes action to identify, manage and mitigate its climate risk and support the Group and its customers in transitioning to a low carbon economy

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
GOVERNANCE FRAMEWORKS
The Group’s approach to risk is based on a robust control framework and a strong risk management culture which are the foundation for the delivery of effective risk management and guide the way all employees approach their work, behave and make decisions.
Governance is maintained through delegation of authority from the Board to individuals through the management hierarchy. Senior executives are supported where required by a committee-based structure which is designed to ensure open challenge and support effective decision-making.
The Group’s risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated where needed to ensure they remain fully in line with regulation, law, corporate governance and industry good practice.
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
The Risk Committee governance framework is outlined on page 56.
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
Risk division (second line) is a centralised function, headed by the Chief Risk Officer, providing oversight and constructive challenge to the effectiveness of risk decisions taken by business management, providing proactive advice and guidance, reviewing, challenging and reporting on the risk profile of the Group and ensuring that mitigating actions are appropriate.
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
RISK AND CONTROL CYCLE FROM IDENTIFICATION TO REPORTING
To allow senior management to make informed risk decisions, the business follows a continuous risk management approach which includes producing appropriate, accurate and focused risk reporting. The risk and control cycle sets out how this should be approached. This cycle, from identification to reporting, ensures consistency and is intended to manage and mitigate the risks impacting the Group.
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
All key controls are recorded and assessed on a regular basis, in response to triggers or minimum annually. Control assessments consider both the adequacy of the design and operating effectiveness. Where a control is not effective, the root cause is established and action plans implemented to improve control design or performance. Control effectiveness against all residual risks are aggregated by risk category and reported and monitored via the monthly Consolidated Risk Report (CRR). The CRR is reviewed and independently challenged by the Risk division and provided to the Risk division Executive Committee and Group Risk Committee. On an annual basis, a point in time assessment is made for control effectiveness against each risk category and across subgroups. The CRR data is the primary source used for this point-in-time assessment and a year-on-year comparison on control effectiveness is reported to the Board.
One Risk and Control Self-Assessment (One RCSA) is part of the Group's risk and control strategy to deliver a stronger risk culture and simplified risk and control environment. Following improvements made to the Group's approach to risk management, implementation was completed at the end of 2021 across Divisional and Sub-Group Risk Profiles. One RCSA will continue to embed across the Group as risk practices, data quality, culture and capability mature.
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
An aggregate view of the Group’s overall risk profile, key risks and management actions, and performance against risk appetite, including the CRR, is reported to and discussed monthly at the Group Risk Committee with regular reporting to the Board Risk Committee and the Board.
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
FINANCIAL REPORTING RISK MANAGEMENT SYSTEMS AND INTERNAL CONTROLS
The Group maintains risk management systems and internal controls relating to the financial reporting process which are designed to:
•Ensure that accounting policies are appropriately and consistently applied, transactions are recorded accurately, and undertaken in accordance with delegated authorities, that assets are safeguarded and liabilities are properly stated
•Enable the calculation, preparation and reporting of financial, prudential regulatory and tax outcomes in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements
•Enable certifications by the Senior Accounting Officer relating to maintenance of appropriate tax accounting and in accordance with the 2009 Finance Act
•Ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements (for example UK Finance Code for Financial Reporting Disclosure and the US Sarbanes-Oxley Act)
•Ensure ongoing monitoring to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting
•Ensure an accurate view of the Group’s performance to allow the Board and senior management to appropriately manage the affairs and strategy of the business as a whole and each of its sub-groups
The Group has a Disclosure Committee which assists the Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements. In addition, the Audit Committee reviews the quality and acceptability of the Group’s financial disclosures. For further information on the Audit Committee’s responsibilities relating to financial reporting see pages 153 to 156.

Exposure to risk arising from the business activities of the Group
The table below provides a high level guide to how the Group’s business activities are reflected through its risk-weighted assets. Details of the business activities for each division are provided in the Financial Performance Overview on pages 40 to 43.

	Retail	Commercial Banking	Insurance and Wealth[1]	Other[2]	Group
At 31 December 2021	£bn	£bn	£bn	£bn	£bn
Risk-weighted assets (RWAs)
Credit risk	79.6	56.9	0.9	13.0	150.4
Counterparty credit risk[3]	—	5.2	—	0.8	6.0
Market risk	—	3.1	—	0.1	3.2
Operational risk	18.7	4.4	0.4	0.5	24.0
Total (excluding threshold)	98.3	69.6	1.3	14.4	183.6
Threshold[4]	—	—	—	12.4	12.4
Total	98.3	69.6	1.3	26.8	196.0
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
2Other includes assets held outside the main operating divisions, including the assets of Group Corporate Treasury which holds the Group's liquidity portfolio, and other supporting functions.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK GOVERNANCE
The risk governance structure below is integral to effective risk management across the Group. To meet ring-fencing requirements the Boards and Board Committees of the Group and the Ring-Fenced Banks as well as relevant Committees of the Group and the Ring-Fenced Banks will sit concurrently and we refer to this as the Aligned Board Model. The Risk division is appropriately represented on key committees to ensure that risk management is discussed in these meetings. This structure outlines the flow and escalation of risk information and reporting from business areas and the Risk division to the Group Executive Committee and Board. Conversely, strategic direction and guidance is cascaded down from the Board and Group Executive Committee.
The Company Secretariat supports senior and Board-level committees, and supports the Chairs in agenda planning. This gives a further line of escalation outside the three lines of defence.

Risk governance structure

Third line of defence - assurance
Group Internal Audit
Reporting
Aggregation, Escalation
Independent Challenge
Independent Challenge
Reporting
Audit Committee
Board
Board Risk Committee
Group Chief Executive
Group and Ring Fenced Banks Risk Committee
Primary Escalation
Business Area Principal Enterprise Risk Committees
First Line of Defence - Risk Management
Independent Challenge of Both First and Second Lines of Defence
Reporting
Aggregation, Escalation
Independent Challenge
Independent Challenge
Reporting
Risk Division Committees and Governance
Second line of defence - risk oversight

Group Chief Executive Committees
•Group Executive Committee (GEC)
•Group and Ring-Fenced Banks Risk Committees (GRC)
•Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)
•Group and Ring-Fenced Banks Cost Management Committees
•Group and Ring-Fenced Banks Conduct Review Committees
•Group and Ring-Fenced Banks People Committees
•Group and Ring-Fenced Banks Net Zero Committees
•Group and Ring-Fenced Banks Conduct Investigations Committees
Risk Division Committees and Governance
•Group Market Risk Committee
•Group Economic Crime Prevention Committee
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
Assisted by the Board Risk and Audit Committees, the Board approves the Group’s overall governance, risk and control frameworks and risk appetite. Refer to the corporate governance section on pages 136 to 164, for further information on Board Committees.
The sub-group, divisional and functional risk committees review and recommend sub-group, divisional and functional risk appetite and monitor local risk profile and adherence to appetite.

Executive and Risk Committees
The Group Chief Executive is supported by the following:

Committees	Risk focus[1]
Group Executive Committee (GEC)	Assists the Group Chief Executive in exercising their authority in relation to material matters having strategic, cross-business area or Group-wide implications.
Group and Ring-Fenced Banks Risk Committees (GRC)	Responsible for the development, implementation and effectiveness of the Group’s enterprise risk management framework, the clear articulation of the Group’s risk appetite and monitoring and reviewing of the Group’s aggregate risk exposures, control environment and concentrations of risk.
Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)	Responsible for the strategic direction of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. The committee reviews and determines the appropriate allocation of capital, funding and liquidity, and market risk resources and makes appropriate trade-offs between risk and reward.
Group and Ring-Fenced Banks Cost Management Committees	Leads and shapes the Group’s approach to cost management, ensuring appropriate governance and process over Group-wide cost management activities and effective control of the Group’s cost base.
Group and Ring-Fenced Banks Conduct Review Committees	Provides senior management oversight, challenge and accountability in connection with the Group’s engagement with conduct review matters as agreed with the Group Chief Executive.
Group and Ring-Fenced Banks People Committees	Supporting the Group People and Property Director in exercising their responsibilities in relation to the Group’s people and colleague policies, overseeing the development of and monitoring adherence to the remuneration policy, oversees compliance with Senior Managers and Certification Regime (SM&CR) and other regulatory requirements, monitors colleague engagement surveys, progress of the Group towards its culture targets and oversees the implementation of action plans.
Group and Ring-Fenced Banks Net Zero Committees	Recommends and implements the strategy and plans for delivering the Group’s aspiration to be viewed as a trusted responsible business as part of the purpose of Helping Britain Prosper, reporting to the GEC, GRC, Responsible Business Committee where appropriate on material sustainability-related risk and opportunities across the Group; and recommending to the GEC and Responsible Business Committee the Group's Responsible Business Report and Helping Britain Prosper Plan.
Group and Ring-Fenced Banks Conduct Investigations Committee	Responsible for providing recommendations regarding performance adjustment, including the individual risk-adjustment process and risk-adjusted performance assessment, and making final decisions on behalf of the Group on the appropriate course of action relating to conduct breaches, under the formal scope of the SM&CR.
The Group Risk Committee is supported through escalation and ongoing reporting by business area risk committees, cross-divisional committees addressing specific matters of Group-wide significance and the following second line of defence Risk committees which ensure effective oversight of risk management:
Group Market Risk Committee	Responsible for monitoring, oversight and challenge of market risk exposures across the Group. Reviews and proposes changes to the market risk management framework, and reviews the adequacy of data quality needed for managing market risks. It is also responsible for escalating issues of Group-level significance to GEC level (usually via GALCO) relating to the management of the Group's market risks, including those held in the Group's insurance companies.
Group Economic Crime Prevention Committee	Brings together accountable stakeholders and subject matter experts to ensure that the development and application of economic crime risk management complies with the Group's strategic aims, Group corporate responsibility, Group risk appetite and Group economic crime prevention (fraud, anti-money laundering, anti-bribery and sanctions) policy. It provides direction and appropriate focus on priorities to enhance the Group's economic crime risk management capabilities in line with business and customer objectives while aligning to the Group's target operating model.
Group Financial Risk Committee	Responsible for overseeing, reviewing, challenging and recommending to GEC/Board Risk Committee/Board for the Group and Ring-Fenced Bank (i) annual internal stress tests, (ii) all Prudential Regulation Authority (PRA) and any other regulatory stress tests, (iii) annual liquidity stress tests, (iv) reverse stress tests, (v) Individual Liquidity Adequacy Assessment (ILAA), (vi) Internal Capital Adequacy Assessment Process (ICAAP), (vii) Pillar 3, (viii) recovery/resolution plans, and (ix) relevant ad hoc stress tests or other analysis as and when required by the Committee.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Committees	Risk focus[1]
Group Executive Committee (GEC)	Assists the Group Chief Executive in exercising their authority in relation to material matters having strategic, cross-business area or Group-wide implications.
Group Capital Risk Committee	Responsible for providing oversight of all relevant capital matters within the Group, Ring-Fenced Bank and material subsidiaries, including latest capital position and plans, capital risk appetite proposals, Pillar 2 developments (including stress testing), recovery and resolution matters and the impact of regulatory reforms and developments specific to capital.
Group Model Governance Committee	Responsible for supporting the Model Risk and Validation Director in fulfilling their responsibilities, from a Group-wide perspective, under the Group model governance policy through provision of debate, challenge and support of decisions. The committee will be held as required to facilitate approval of models, model changes and model-related items as required by model policy, including items related to the governance framework as a whole and its application.
Ring-Fence Compliance Committee	This committee is designed to provide executive sponsorship and strategic direction to ongoing perimeter compliance, the closure and remediation of breaches, monitoring and reporting of new breaches and associated governance and delivery enhancements to the Ring-Fencing Compliance Risk Framework.
1Reference to Group within the risk focus of each committee relates to the Group and the Ring-Fenced Banks
STRESS TESTING
OVERVIEW
Stress testing is recognised as a key risk management tool by the Boards, senior management, the businesses and the Risk and Finance functions of all parts of the Group and its legal entities. It is fully embedded in the planning process of the Group and its key legal entities as a key activity in medium-term planning, and senior management is actively involved in stress testing activities via the governance process.
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
•Allow senior management and the Boards of the Group and its applicable legal entities to adjust strategies if the plan does not meet risk appetite in a stressed scenario
•Support the Internal Capital Adequacy Assessment Process (ICAAP) by demonstrating capital adequacy, and meet the requirements of regulatory stress tests that are used to inform the setting of the Prudential Regulation Authority (PRA) and management buffers (see capital risk on pages 91 to 100) of the Group and its separately regulated legal entities
Risk mitigation:
•Drive the development of potential actions and contingency plans to mitigate the impact of adverse scenarios. Stress testing also links directly to the recovery planning process of the Group and its legal entities
REGULATORY STRESS TESTS
The PRA carried out a Solvency Stress test in 2021 which included the Group. Their objective was to update the Bank of England's Financial Policy Committee (FPC) view on how the banking system can support the economy, ensure banks have built up buffers of capital to be drawn on in a stress and input into the PRA’s transition back to its standard approach to capital-setting and shareholder distributions. Results showed that the Group passed the stress test on both a fully-loaded (non-transitional) and a transitional IFRS 9 basis, with the Bank of England calculating the Group’s CET1 ratio after the application of management actions as 7.8 per cent, against the reference rate of 7.7 per cent, and the Group was not required to take any capital actions.
This shows that the Group is resilient to a severe economic shock in addition to what has been experienced over 2020, as the House Price Index (HPI) and Commercial Real Estate (CRE) values fell a further 33 per cent and unemployment peaked at 11.9 per cent in the Bank of England's theoretical stress scenario.
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
OTHER STRESS TESTING ACTIVITY
The Group’s stress testing programme also involves undertaking assessments of liquidity scenarios, market risk sensitivities and scenarios, and business-specific scenarios (see the principal risk categories on pages 62 to 109 for further information on risk-specific stress testing). If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide-ranging programme provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group. The Group participated in Part 1 of the Bank of England’s Climate Biennial Exploratory Stress test in 2021 and will leverage the experience gained through that exercise to further embed climate risk into risk management and stress testing activities.
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
The Group Financial Risk Committee (GFRC), chaired by the Chief Risk Officer and attended by the Chief Financial Officer and other senior Risk and Finance colleagues, is the committee that has primary responsibility for overseeing the development and execution of the Group’s and Ring-Fenced Bank’s stress tests. The Lloyds Bank Corporate Markets (LBCM) Risk Committee performs a similar function within the scope of LBCM.
The review and challenge of the Group’s and Ring-Fenced Bank’s detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs conclude with the appropriate Finance and Risk sign-off. The outputs are then presented to GFRC and the Board Risk Committee for review and challenge, before being approved by the Board. There is a similar process within LBCM for the governance of the LBCM-specific results.

EMERGING RISKS
Background and framework
Understanding emerging risks is an essential component of the Group’s risk management approach, enabling the Group to identify the most pertinent risks and opportunities, and to respond through strategic planning and appropriate risk mitigation.
Although emerging risk is not a principal risk, if left undetected emerging risks have the potential to adversely impact the Group or result in missed opportunities.
Impacts from emerging risks on the Group’s principal risks can materialise via two different routes:
•Emerging risks can impact the Group’s principal risks directly in the absence of an appropriate strategic response.
•Alternatively, emerging risks can be a source of new strategic risks, dependent on our chosen response and the underlying assumptions on how given emerging risks may manifest.
Where an emerging risk is considered material enough in its own right, the Group may choose to recognise the risk as a principal risk. Recent examples of this include climate risk and strategic risk. Such elevations are considered and approved through the Board as part of the annual refresh of the enterprise risk management framework.
Risk identification
The basis for risk identification is founded on collaboration between functions across the Group. The activity incorporates internal horizon scanning and engagement with external experts to gain an external context, ensuring broad coverage.
This activity is inherently linked with and builds upon the annual strategic planning cycle and is used to identify key external trends, risks and opportunities for the Group.
The Group is evolving its methodology in respect of the identification and prioritisation of emerging risks. 2021 saw the development of a quantitative risk assessment methodology for understanding the connectivity of strategic risk. Drawing on this methodology and findings, we have expanded our insights by considering the emerging risks that relate to macro strategic risk themes. A description of the macro strategic risk themes is outlined in the risk overview on page 51.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Notable emerging risks and their implications
The Group considers the following emerging risk themes as having the potential to increase in significance and affect the performance of the Group. These risks can align to one or more of the Group’s macro strategic risk themes (detailed in the risk overview section on page 51) and are considered alongside the Group’s operating plan.

Emerging risk theme	Key considerations
Breakdown of the EU	Wide-ranging risks associated with dissolution of the European Union, with member states choosing to function independently.
Climate change transition risk	Risks arising from the Group's participation choices, policies and investments to support transition to a zero carbon economy and its ability to meet published climate targets.
Data-driven propositions	Harnessing real-time data, emerging technologies and communication channels, to meet consumer appetite for bespoke products and services.
Digital currencies	Risks and opportunities posed by introduction of new, or wider adoption of existing, digital currencies, associated supporting infrastructure and subsequent management.
Evolving regulation	Changing regulatory standards and possibility of retrospective application, driving reputational damage, fines, litigation and remediation activity.
Future pandemics and the world’s ability to respond	Economic, political, social and technological impacts caused by mutations of existing viruses, new viruses, or resistance to treatments for existing illnesses.
Inequality and changing demographic	Widening wealth and opportunity gap, increasing diversity and changing age mix within society, resulting in changing demands on banking.
Long term impact of the UK’s exit from the EU	Long-term macro-economic, regulatory and social impacts on the UK as a result of the UK’s exit from the EU.
Modern skills and recruitment diversity	Diversification of recruitment approach in respect of candidate backgrounds, skills and avenues of attainment, to adapt to a modern technology-driven landscape.
Pace of technological change	Ability to keep pace with accelerating technological change, evolving technology landscape, changing customer expectations and new product and service propositions.
Populism, de-globalisation and supply chains	Disenfranchisement driving geopolitical tensions between states, diminishing integration and adverse effects on supply chains.
Science, technology, engineering and mathematics (STEM) qualification supply vs demand	Risks posed by the balance of STEM degree qualification in the UK lagging behind the accelerating demands for STEM qualified candidates in the workforce.
Scottish independence	Wide-ranging consequences arising from the movement for Scotland to become a sovereign state, independent from the United Kingdom.
Ways of working	Ability to provide a colleague proposition enabling flexible location and agile working, aligning to individual requirements, together with associated risks of such arrangements (e.g. Operational, People and Data risk).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Risk mitigation
Emerging risks are managed through the Group’s strategic risk framework, detailed on page 51. Pertinent emerging risks are considered as part of the Group’s strategic and business planning processes and primarily addressed through the Group’s strategy.
Key actions to tackle the emerging challenges and capitalise on opportunities as part of the Group’s strategy include the following:
Purpose: At the heart of the Group’s purpose are the themes of inclusion, sustainability and being people-first. As such, the Group’s strategy aims to fully embed a purpose that supports a more inclusive and sustainable future for the Group’s customers, colleagues and shareholders.
Outcomes will see products, services and activities, aligning to societal and regulatory expectations, which drive impacts across housing, financial wellbeing, businesses and jobs, communities, regions, and sustainability.
Customer proposition: As part of its strategy, the Group aims to enhance its proposition, better aligning to its purpose, while supporting transition to a low carbon economy and adapting to the changing demographic of both its customer base and that of the UK.
Key components include:
•Creating better engagement, improving customer journeys and enhancing experiences and tools to drive greater financial resilience and well-being for customers
•Democratising access to wealth advice, as well as creating a step change in how the Group engages with affluent customers to meet their holistic needs
•Supporting customers and businesses in respect of making their homes, vehicles, properties and activities more sustainable
•Capitalising on the Group’s existing asset and product capabilities for corporate and institutional clients to play a leading role in the transition to Net Zero, addressing regional inequalities and supporting UK prosperity by helping corporates trade internationally
Talent: The Group is firmly committed to being diverse, employing new ways of working, where colleagues are supported in having a growth mindset and empowered to make decisions at pace.
The strategy places focus on a colleague proposition that can attract and retain the best people, while leveraging talent pools across the UK and exploring in-house skills growth strategies, alongside partnerships with universities and businesses, to supplement scarce skill sets.
For the long term, the Group intends to use its strategic workforce planning capability for understanding and meeting the evolving demand of skills from its businesses and functions. This will also act as the bedrock for key strategic decisions and interventions in respect of important elements of the Group’s talent strategy in the future.
Technology: Simplification of the Group’s estate and leveraging contemporary technologies are core components of the Group’s strategy.
The Group aims to manage the challenges of a rapidly evolving landscape by employing technology that is aligned to industry best practice refresh rates, while promoting autonomy and empowerment within teams by streamlining governance.
This will be supplemented with an aligned business and technology vision and a rationalised hybrid cloud technology estate and modern engineering standards.
Data: Being data-driven is central to the Group’s transformation activity. More than one third of the benefits from the Group’s business strategies are reliant on the ability to successfully leverage data. As such managing data risk and employing strong data ethics are key considerations for the strategy.
The Group has developed a data management strategy to provide the common framework and direction by uplifting data quality, simplifying data architecture, enhancing data governance and implementing market leading tools to improve its ability to deliver a data-first culture. The Group has also invested in data ethics framework and strong governance for its advanced analytics and cloud programmes.
In addition to the strategic actions detailed above, the Group works closely with regulatory authorities and industry bodies to ensure that the Group can monitor external developments (e.g. potential regulatory divergence from EU) and identify and respond to the evolving landscape, particularly in relation to regulatory and legal risk.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
FULL ANALYSIS OF RISK CATEGORIES
The Group’s risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided on pages 63 to 109.
Risk categories recognised by the Group are periodically reviewed to ensure that they reflect the Group risk profile in light of internal and external factors, such as the Group strategy and the regulatory environment in which it operates. Changes include the recategorisation of governance risk, from a principal risk type to a secondary risk under operational risk, plus enhancement to the naming of some secondary risk categories.

Principal risk categories	Secondary risk categories
Market risk	– Trading book	– Pensions
Page 63	– Banking book	– Insurance
Credit risk	– Retail credit	– Commercial credit
Page 68
Funding and liquidity risk	– Funding and liquidity
Page 85
Capital risk	– Capital
Page 91
Insurance underwriting risk	– Insurance underwriting
Page 101
Change/execution risk	– Change/execution
Page 101
Conduct risk	– Conduct
Page 102
Data risk	– Data
Page 103
People risk	– People	– Health and safety
Page 104
Operational resilience risk	– Operational resilience
Page 104
Operational risk	– Business process	– Financial reporting	– Security
Page 105	– Economic crime financial	– Governance	– Sourcing and supply chain management
	– Economic crime fraud	– Internal service provision
	– External service provision	– IT systems
Model risk	– Model
Page 107
Regulatory and legal risk	– Regulatory compliance	– Legal
Page 107
Strategic risk	– Strategic
Page 108
Climate risk	– Climate

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
Balance sheet linkages
The information provided in the table below aims to facilitate the understanding of linkages between banking, trading and insurance balance sheet items and the positions disclosed in the Group’s market risk disclosures.

Market risk linkage to the balance sheet
		Banking
	Total	Trading book[1]	Non-trading	Insurance
2021	£m	£m	£m	£m	Primary market risk factor
Assets
Cash and balances at central banks	76,420	—	76,420	—	Interest rate
Financial assets at fair value through profit or loss	206,771	21,760	5,023	179,988	Interest rate, foreign exchange, credit spread
Derivative financial instruments	22,051	17,874	2,876	1,301	Interest rate, foreign exchange, credit spread
Financial assets at amortised cost
Loans and advances to banks	7,001	—	6,917	84	Interest rate
Loans and advances to customers	448,567	—	448,567	—	Interest rate
Reverse repurchase agreements	54,753	—	54,753	—	Interest rate
Debt securities	6,835	—	6,835	—	Interest rate, credit spread
	517,156	—	517,072	84
Financial assets at fair value through other comprehensive income	28,137	—	28,137	—	Interest rate, foreign exchange, credit spread
Value of in-force business	5,514	—	—	5,514	Equity
Other assets	30,476	—	22,442	8,034	Interest rate
Total assets	886,525	39,634	651,970	194,921
Liabilities
Deposit from banks	7,647	—	7,647	—	Interest rate
Customer deposits	476,344	—	476,344	—	Interest rate
Repurchase agreements at amortised cost	31,125	—	31,125	—	Interest rate
Financial liabilities at fair value through profit or loss	23,123	16,582	6,536	5	Interest rate, foreign exchange
Derivative financial instruments	18,060	12,959	3,725	1,376	Interest rate, foreign exchange, credit spread
Debt securities in issue	71,552	—	71,552	—	Interest rate, credit spread
Liabilities arising from insurance and investment contracts	168,463	—	—	168,463	Credit spread
Subordinated liabilities	13,108	—	11,355	1,753	Interest rate, foreign exchange
Other liabilities	23,951	—	8,570	15,381	Interest rate
Total liabilities	833,373	29,541	616,854	186,978
1Assets and liabilities are classified as Trading book if they meet the requirements as set out in the Capital Requirements Regulation, article 104.
The defined benefit pension schemes’ assets and liabilities are included under other assets and other liabilities in this table and note 34 on page F-69 provides further information.
The Group’s trading book assets and liabilities are originated within the Commercial Banking division. Within the Group’s balance sheet these fall under the trading assets and liabilities and derivative financial instruments. The assets and liabilities are classified as trading book if they meet the requirements as set out in the Capital Requirements Regulation, article 104. Further information on these activities can be found under the Trading portfolios section on page 67.
Derivative assets and liabilities are held by the Group for three main purposes: to provide risk management solutions for clients, to manage portfolio risks arising from client business and to manage and hedge the Group’s own risks. Insurance business assets and liabilities relate to policyholder funds, as well as shareholder invested assets, including annuity funds. The Group recognises the value of in-force business in respect of Insurance’s long-term life assurance contracts as an asset in the balance sheet (see note 23, page F-60).
The Group ensures that it has adequate cash and balances at central banks and stocks of high quality liquid assets (e.g. gilts or US Treasury securities) that can be converted easily into cash to meet liquidity requirements. The majority of these assets are asset swapped and held at fair value through other comprehensive income. Further information on these balances can be found under funding and liquidity risk on page 85.
The majority of debt issuance originates from the Group’s capital and funding activities and the interest rate risk of the debt issued is hedged by swapping them into a floating rate.
The non-trading book primarily consists of customer on-balance sheet activities and the Group’s capital and funding activities, which expose it to the risk of adverse movements in market rates or prices, predominantly interest rates, credit spreads, exchange rates and equity prices, as described in further detail within the Banking activities section (page 65).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MEASUREMENT
Group risk appetite is calibrated primarily to a number of multi-risk Group economic scenarios, and is supplemented with sensitivity-based measures. The scenarios assess the impact of unlikely, but plausible, adverse stresses on income with the worst case for banking activities, defined benefit pensions, insurance and trading portfolios reported against independently, and across the Group as a whole.
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
Interest rate risk
Yield curve risk in the Group’s divisional portfolios, and in the Group’s capital and funding activities, arises from the different repricing characteristics of the Group’s non-trading assets, liabilities and off-balance sheet positions.
Basis risk arises from the potential changes in spreads between indices, for example where the Group lends with reference to a central bank rate but funds with reference to a market rate, e.g. SONIA, and the spread between these two rates widens or tightens.
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
Foreign exchange risk
Economic foreign exchange exposure arises from the Group’s investment in its overseas operations (net investment exposures are disclosed in note 51 on page F-107). In addition, the Group incurs foreign exchange risk through non-functional currency flows from services provided by customer-facing divisions, the Group’s debt and capital management programmes and is exposed to volatility in its CET1 ratio, due to the impact of changes in foreign exchange rates on the retranslation of non-Sterling-denominated risk-weighted assets.
Equity risk
Equity risk arises primarily from three different sources:
•The Group's private equity exposure from investments held by Lloyds Development Capital and its stake in BGF, both within the Equities sub-group
•A small number of legacy strategic equity holdings, for example Visa Inc Preference Shares, and recent minority fintech stakes, all held in the Equities sub-group
•A small exposure to Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package
Credit spread risk
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
MEASUREMENT
Interest rate risk exposure is monitored monthly using, primarily:
Market value sensitivity: this methodology considers all repricing mismatches (behaviourally adjusted where appropriate) in the current balance sheet and calculates the change in market value that would result from an instantaneous 25, 100 and 200 basis points parallel rise or fall in the yield curve. Sterling interest rates are modelled with a floor below zero per cent, with negative rate floors also modelled for non-Sterling currencies where appropriate (product-specific floors apply). The market value sensitivities are calculated on a static balance sheet using principal cash flows excluding interest, commercial margins and other spread components and are therefore discounted at the risk-free rate.
Interest income sensitivity: this measures the impact on future net interest income arising from various economic scenarios. These include instantaneous 25, 100 and 200 basis point parallel shifts in all yield curves and the Group economic scenarios. Sterling interest rates are modelled with a floor below zero per cent, with negative rate floors also modelled for non-Sterling currencies where appropriate (product-specific floors apply). These scenarios are reviewed every year and are designed to replicate severe but plausible economic events, capturing risks that would not be evident through the use of parallel shocks alone such as basis risk and steepening or flattening of the yield curve. Additional negative rate scenarios are also used, where floors are removed, to ensure that this risk is monitored; however, these are not measured against the limit framework for the purposes of risk appetite.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The Group has an integrated Asset and Liability Management (ALM) system which supports non-traded asset and liability management of the Group. This provides a single consolidated tool to measure and manage interest rate repricing profiles (including behavioural assumptions), perform stress testing and produce forecast outputs. The Group is aware that any assumptions-based model is open to challenge. A full behavioural review is performed annually, or in response to changing market conditions, to ensure the assumptions remain appropriate and the model itself is subject to annual re-validation, as required under the Group model governance policy. The key behavioural assumptions are:
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

Group Banking activities: market value sensitivity (audited)
	2021				2020
	Up 25bps	Down 25bps	Up 100bps	Down 100bps	Up 25bps	Down 25bps	Up 100bps	Down 100bps
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	42.3	(43.9)	161.9	(192.7)	69.7	7.8	279.1	10.9
US Dollar	(2.3)	2.5	(8.8)	9.5	(3.6)	4.7	(13.6)	11.1
Euro	(4.7)	(3.3)	(17.8)	(11.8)	(6.0)	(5.4)	(23.0)	(9.3)
Other	(0.1)	0.1	(0.3)	—	0.2	(0.1)	0.9	(0.1)
Total	35.2	(44.6)	135.0	(195.0)	60.3	7.0	243.4	12.6
This is a risk-based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio.
The market value sensitivity to a down 100 basis points shock has increased due to rates being higher than at year end 2020 leading to a larger downshock being applied before hitting the modelled interest rate floor. The sensitivity to an up 100 basis points shock has decreased as a result of hedging activity and changes to mortgage prepayment assumptions.
The table below shows supplementary value sensitivity to a steepening and flattening (c.100 basis points around the three-year point) in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.

Group Banking activities: market value sensitivity to a steepening and flattening of the yield curve (audited)
	2021		2020
	Steepener	Flattener	Steepener	Flattener
	£m	£m	£m	£m
Sterling	98.2	(126.9)	(56.8)	20.1
US Dollar	(8.0)	7.4	(9.4)	10.0
Euro	(14.1)	(6.2)	(16.6)	(4.3)
Other	0.3	(0.3)	0.2	0.4
Total	76.4	(126.0)	(82.6)	26.2
The table below shows the banking book one year net interest income sensitivity to an instantaneous parallel up and down 25 basis points change to all interest rates.

Group Banking activities: net interest income sensitivity (audited)
	2021		2020
	Up 25bps	Down 25bps	Up 25bps	Down 25bps
	£m	£m	£m	£m
Client-facing activity and associated hedges	187.9	(419.8)	260.9	(137.5)
The table below shows supplementary income sensitivity on a one to three-year forward-looking basis to an instantaneous parallel up 25, down 25 and up 50 basis points change to all interest rates.

Group Banking activities: three year net interest income sensitivity (audited)
2021
	Up 25bps			Down 25bps			Up 50bps
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Client-facing activity and associated hedges	187.9	273.0	401.1	(419.8)	(519.6)	(647.3)	368.5	536.2	792.8
Year 1 net interest income sensitivity, to up 25 basis points, has decreased year-on-year mostly due to the additional structural hedging that has been transacted in 2021 in addition to the use of simpler illustrative pass through assumptions. The increase in risk sensitivity year-on-year, to down 25 basis points, is driven by greater modelled margin compression risk following the rise in interest rates in December 2021. This results in the full 25 basis points downshock being applied at December 2021 whereas a 10 basis points shock was applied at December 2020 due to the Group’s assumption, at the time, for modelling Sterling interest rates with a floor of zero per cent (product-specific floors apply).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The three year net interest income sensitivity to a down 25 basis points shock is driven predominantly by margin compression on Retail and Commercial Bank savings products as well as structural hedge maturities to be reinvested in years two and three. The sensitivity to an up 25 basis points and 50 basis points shock is largely due to reinvestment of structural hedge maturities.
The sensitivities are illustrative and do not reflect new business margin implications and/or pricing actions, other than as outlined.
The following assumptions have been applied:
•Instantaneous parallel shift in interest rate curve, including bank base rate
•Balance sheet remains constant
•Illustrative 50 per cent deposit pass-through
Basis risk, foreign exchange, equity and credit spread risks are measured primarily through scenario analysis by assessing the impact on profit before tax over a 12-month horizon arising from a change in market rates, and reported within the Board risk appetite on a monthly basis. Supplementary measures such as sensitivity and exposure limits are applied where they provide greater insight into risk positions. Frequency of reporting supplementary measures varies from daily to quarterly appropriate to each risk type.
MITIGATION
The Group’s policy is to optimise reward while managing its market risk exposures within the risk appetite defined by the Board. The Group market risk policy and procedures outlines the hedging process, and the centralisation of risk from divisions into Group Corporate Treasury (GCT), e.g. via the transfer pricing framework. GCT is responsible for managing the centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of GALCO within the Board risk appetite. The hedges are externalised to the market by derivative desks within GCT and the Commercial Bank. The Group mitigates income statement volatility through hedge accounting. This reduces the accounting volatility arising from the Group’s economic hedging activities and any hedge accounting ineffectiveness is continuously monitored.
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
While the Group faces margin compression in low rate environments, its exposure to pipeline and prepayment risk are not considered material and are hedged in line with expected customer behaviour. These are appropriately monitored and controlled through divisional Asset and Liability Committees (ALCOs).
Net investment foreign exchange exposures are managed centrally by GCT, by hedging non-Sterling asset values with currency borrowing. Economic foreign exchange exposures arising from non-functional currency flows are identified by divisions and transferred and managed centrally. The Group also has a policy of forward hedging its forecasted currency profit and loss to year end. The Group makes use of both accounting and economic foreign exchange exposures, as an offset against the impact of changes in foreign exchange rates on the value of non-Sterling-denominated risk-weighted assets. This involves the holding of a structurally open currency position; sensitivity is minimised where, for a given currency, the ratio of the structural open position to risk-weighted assets equals the CET1 ratio. Continually evaluating this structural open currency position against evolving non-Sterling-denominated risk-weighted assets mitigates volatility in the Group’s CET1 ratio.

MONITORING
The appropriate limits and triggers are monitored by senior executive committees within the Banking divisions. Banking assets, liabilities and associated hedging are actively monitored and if necessary rebalanced to be within agreed tolerances.
DEFINED BENEFIT PENSION SCHEMES
EXPOSURES
The Group’s defined benefit pension schemes are exposed to significant risks from their assets and liabilities. The liability discount rate exposes the Group to interest rate risk and credit spread risk, which are partially offset by fixed interest assets (such as gilts and corporate bonds) and swaps. Equity and alternative asset risk arises from direct asset holdings. Scheme membership exposes the Group to longevity risk. Increases to pensions in deferment and in payment expose the Group to inflation risk.
For further information on defined benefit pension scheme assets and liabilities please refer to note 34 on page F-69.
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
MITIGATION
The Group takes an active involvement in agreeing mitigation strategies with the schemes’ Trustees. An interest rate and inflation hedging programme is in place to reduce liability risk. The schemes have also reduced equity allocation and invested the proceeds in credit assets. The Trustees have put in place longevity swaps to mitigate longevity risk. The merits of longevity risk transfer and hedging solutions are reviewed regularly.
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
INSURANCE BUSINESS
EXPOSURES
The main elements of market risk to which the Group is exposed through the Insurance business are equity, credit default spread, interest rate and inflation.
•Equity risk arises indirectly through the value of future management charges on policyholder funds. These management charges form part of the value of in-force business (see note 23 on page F-60. Equity risk also arises in the with-profits funds but is less material
•Credit default spread risk mainly arises from annuities where policyholders’ future cash flows are guaranteed at retirement. Exposure arises if the market value of the assets moves differently to the liabilities they back. This exposure arises from credit downgrades and defaults
•Interest rate risk arises through credit and interest assets which are mainly held to cover the annuity and general insurance liabilities
•Inflation exposure arises from inflation-linked policyholder benefits and future expenses

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MEASUREMENT
Current and potential future market risk exposures within Insurance are assessed using a range of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling.
Risk measures include 1-in-200 year stresses for the Insurance business' regulatory capital assessments and other supporting measures where appropriate, including those set out in note 31 on page F-68.
MITIGATION
Equity and credit spread risks are closely monitored and, where appropriate, asset liability matching is undertaken to mitigate risk. Unit matching is used to reduce the sensitivity of equity movements by matching unit-linked liabilities on a best-estimate view. Hedging strategies are also in place to reduce exposure from unit-linked and with-profit funds.
Interest rate risk in the annuity book is monitored and mitigated by investing in assets whose cash flows closely match those on the projected future liabilities. It is not possible to eliminate the risk completely as the timing of insured events is uncertain and bonds are not available for all required maturities.
Other market risks (e.g. interest rate exposure outside the annuity book and inflation) are also closely monitored and where considered appropriate, hedges are put in place to reduce exposure.
MONITORING
Market risks in the Insurance business are monitored by Insurance senior executive committees and ultimately the Insurance Board. Monitoring includes the progression of market risk capital against risk appetite limits, as well as the sensitivity of profit before tax to combined market risk stress scenarios and in-year market movements. Asset and liability matching positions and hedges in place are actively monitored and if necessary rebalanced to be within agreed tolerances. In addition, market risk is controlled via approved investment policies and mandates.
TRADING PORTFOLIOS
EXPOSURES
The Group’s trading activity is small relative to its peers. The Group’s trading activity is undertaken solely to meet the financial requirements of commercial and retail customers for foreign exchange, credit and interest rate products. These activities support customer flow and market making activities.
All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause significant losses in the trading book depending on the positions at the time. The average 95 per cent 1-day trading VaR (Value at Risk; diversified across risk factors) was £1.0 million for 31 December 2021 compared to £0.9 million for 31 December 2020.
Trading market risk measures are applied to all of the Group’s regulatory trading books and they include daily VaR (see trading portfolios: VaR table), sensitivity-based measures, and stress testing calculations.
MEASUREMENT
The Group internally uses VaR as the primary risk measure for all trading book positions.
The trading portfolios: VaR table shows some relevant statistics for the Group’s 1-day 95 per cent confidence level VaR that are based on 300 historical consecutive business days to year end 2021 and year end 2020.
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

Trading portfolios: VaR (1-day 95 per cent confidence level) (audited)
	At 31 December 2021				At 31 December 2020
	Close	Average	Maximum	Minimum	Close	Average	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate risk	0.8	0.9	1.7	0.6	1.2	0.9	1.3	0.6
Foreign exchange risk	—	0.1	0.4	—	0.3	0.1	0.3	—
Equity risk	—	—	—	—	—	—	—	—
Credit spread risk	0.1	0.1	0.2	—	0.2	0.2	0.3	0.1
Inflation risk	0.2	0.3	0.8	0.2	0.1	0.2	0.4	0.1
All risk factors before diversification	1.1	1.4	2.5	1.0	1.8	1.4	1.8	1.0
Portfolio diversification	(0.2)	(0.4)			(0.7)	(0.5)
Total VaR	0.9	1.0	2.1	0.6	1.1	0.9	1.3	0.6
The market risk for the trading book continues to be low relative to the size of the Group and in comparison to peers. This reflects the fact that the Group’s trading operations are customer-centric and focused on hedging and recycling client risks.
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
Trading book VaR (1-day 99 per cent) is compared daily against both hypothetical and actual profit and loss. The 1-day 99 per cent VaR charts for Lloyds Bank Group and Lloyds Bank Corporate Markets can be found in the Group’s Pillar 3 disclosures.
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
EXPOSURES
The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments, debt securities and derivatives to customers, financial institutions and sovereigns. The credit risk exposures of the Group are set out in note 51 on page F-107.
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
Credit risk also arises from debt securities and derivatives. The total notional principal amount of interest rate, exchange rate, credit derivative and other contracts outstanding at 31 December 2021 is shown on page 77. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 51 on page F-107.
Additionally, credit risk arises from leasing arrangements where the Group is the lessor. Note 2(J) on page F-20 provides details on the Group’s approach to the treatment of leases.
Credit risk exposures in the Insurance and Wealth division relate mostly to bond and loan assets which, together with some related swaps, are used to fund annuity commitments within Shareholder funds; plus balances held in liquidity funds to manage Insurance division’s liquidity requirements, and exposure to reinsurers.
The investments held in the Group’s defined benefit pension schemes also expose the Group to credit risk. Note 34 on page F-69 provides further information on the defined benefit pension schemes’ assets and liabilities.
Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose the Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If the Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance. This may occur for a number of reasons which may include: the borrower is in financial difficulty, because the terms required to refinance are outside acceptable appetite at the time or the customer is unable to refinance externally due to a lack of market liquidity. Refinance risk exposures are managed in accordance with the Group’s existing credit risk policies, processes and controls, and are not considered to be material given the Group’s prudent and through-the-cycle credit risk appetite. Where heightened refinance risk exists exposures are minimised through intensive account management and, where appropriate, are classed as impaired and/or forborne.
MEASUREMENT
The process for credit risk identification, measurement and control is integrated into the Board-approved framework for credit risk appetite and governance.
Credit risk is measured from different perspectives using a range of appropriate modelling and scoring techniques at a number of levels of granularity, including total balance sheet, individual portfolio, pertinent concentrations and individual customer - for both new business and existing exposure. Key metrics, which may include total exposure, expected credit loss (ECL), risk-weighted assets, new business quality, concentration risk and portfolio performance, are reported monthly to Risk Committees and Forums.
Measures such as ECL, risk-weighted assets, observed credit performance, predicted credit quality (usually from predictive credit scoring models), collateral cover and quality, and other credit drivers (such as cash flow, affordability, leverage and indebtedness) have been incorporated into the Group's credit risk management practices to enable effective risk measurement across the Group.
The Group has also continued to strengthen its capabilities and abilities for identifying, assessing and managing climate-related risks and opportunities, recognising that Climate change is likely to result in changes in the risk profile and outlook for the Group's customers, the sectors the Group operates in and collateral/asset valuations. For further information, please refer to LBG’s 2021 Climate Report.
In addition, stress testing and scenario analysis are used to estimate impairment losses and capital demand forecasts for both regulatory and internal purposes and to assist in the formulation of credit risk appetite.
As part of the ‘three lines of defence’ model, the Risk division is the second line of defence providing oversight and independent challenge to key risk decisions taken by business management. The Risk division also tests the effectiveness of credit risk management and internal credit risk controls. This includes ensuring that the control and monitoring of higher risk and vulnerable portfolios and sectors is appropriate and confirming that appropriate loss allowances for impairment are in place. Output from these reviews helps to inform credit risk appetite and credit policy.
As the third line of defence, Group Internal Audit undertakes regular risk-based reviews to assess the effectiveness of credit risk management and controls.
MITIGATION
The Group uses a range of approaches to mitigate credit risk.
Prudent, through-the-cycle credit principles, risk policies and appetite statements: the independent Risk division sets out the credit principles, credit risk policies and credit risk appetite statements. These are subject to regular review and governance, with any changes subject to an approval process. Risk teams monitor credit performance trends and the outlook. Risk teams also test the adequacy of and adherence to credit risk policies and processes throughout the Group. This includes tracking portfolio performance against an agreed set of credit risk appetite tolerances.
Robust models and controls: see model risk on page 107.
Limitations on concentration risk: there are portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies and appetite statements are aligned to the Group’s risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Note 51 on page F-108 provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional minimum policy and/or guideline requirements. The Group’s largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements.
Defined country risk management framework: the Group sets a broad maximum country risk appetite. Risk-based appetite for all countries is set within the independent Risk division, taking into account economic, financial, political and social factors as well as the approved business and strategic plans of the Group.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Stress testing: the Group’s credit portfolios are subject to regular stress testing. In addition to the Group-led, PRA and other regulatory stress tests, exercises focused on individual divisions and portfolios are also performed. For further information on stress testing process, methodology and governance see page 58.
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
•Guarantees received from third parties
The Group maintains appetite parameters on the acceptability of specific classes of collateral.
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
The requirement for collateral and the type to be taken at origination will be based upon the nature of the transaction and the credit quality, size and structure of the borrower. For non-retail exposures, if required, the Group will often seek that any collateral includes a first charge over land and buildings owned and occupied by the business, a debenture over the assets of a company or limited liability partnership, personal guarantees, limited in amount, from the directors of a company or limited liability partnership and key man insurance. The Group maintains policies setting out which types of collateral valuation are acceptable, maximum loan to value (LTV) ratios and other criteria that are to be considered when reviewing an application. The fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay a customer or counterparty’s financial commitment, rather than reliance on the disposal of any security provided.
Although lending decisions are primarily based on expected cash flows, any collateral provided may impact the pricing and other terms of a loan or facility granted. This will have a financial impact on the amount of net interest income recognised and on internal loss given default estimates that contribute to the determination of asset quality and returns.
The Group requires collateral to be realistically valued by an appropriately qualified source, independent of both the credit decision process and the customer, at the time of borrowing. In certain circumstances, for Retail residential mortgages this may include the use of automated valuation models based on market data, subject to accuracy criteria and LTV limits. Where third parties are used for collateral valuations, they are subject to regular monitoring and review. Collateral values are subject to review, which will vary according to the type of lending, collateral involved and account performance. Such reviews are undertaken to confirm that the value recorded remains appropriate and whether revaluation is required, considering, for example, account performance, market conditions and any information available that may indicate that the value of the collateral has materially declined. In such instances, the Group may seek additional collateral and/or other amendments to the terms of the facility. The Group adjusts estimated market values to take account of the costs of realisation and any discount associated with the realisation of the collateral when estimating credit losses.
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
Refer to note 51 on page F-119 for further information on collateral.
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
In addition, the Group has in place quantitative limits such as maximum limits for individual customer products, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are policy limits above which the Group will typically reject borrowing applications. The Group also applies certain criteria that are applicable to specific products, for example applications for buy-to-let mortgages.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Additional mitigation for Commercial customers
Individual credit assessment and independent sanction of customer and bank limits: with the exception of small exposures to SME customers where certain relationship managers have limited delegated sanctioning authority, credit risk in commercial customer portfolios is subject to sanction by the independent Risk division, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward, and how credit risk aligns to the Group and divisional risk appetite. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of credit authority delegations and risk-based credit limit guidances per client group for larger exposures. Approval requirements for each decision are based on a number of factors including, but not limited to, the transaction amount, the customer’s aggregate facilities, any risk mitigation in place, credit policy, risk appetite, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty and customer loan underwriting is generally the same as that for loans intended to be held to maturity. All hard loan/bond underwriting must be sanctioned by the Risk division. A pre-approved credit matrix may be used for ‘best efforts’ underwriting.
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
Master netting agreements
It is credit policy that a Group-approved master netting agreement must be used for all derivative and traded product transactions and must be in place prior to trading, with separate documentation required for each Group entity providing facilities. This requirement extends to trades with clients and the counterparties used for the Group’s own hedging activities, which may also include clearing trades with Central Counterparties (CCPs).
Any exceptions must be approved by the appropriate credit sanctioner. Master netting agreements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, within relevant jurisdictions and for appropriate counterparty types, master netting agreements do reduce the credit risk to the extent that, if an event of default occurs, all trades with the counterparty may be terminated and settled on a net basis. The Group’s overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since this is the net position of all trades under the master netting agreement.
Other credit risk transfers
The Group also undertakes asset sales, credit derivative based transactions, securitisations (including significant risk transfer transactions), purchases of credit default swaps and purchase of credit insurance as a means of mitigating or reducing credit risk and/or risk concentration, taking into account the nature of assets and the prevailing market conditions.
MONITORING
In conjunction with the Risk division, businesses identify and define portfolios of credit and related risk exposures and the key behaviours and characteristics by which those portfolios are managed and monitored. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. The Risk division in turn produces an aggregated view of credit risk across the Group, including reports on material credit exposures, concentrations, concerns and other management information, which is presented to the divisional risk committees and forums, Group Risk Committee and the Board Risk Committee.
Models
The performance of all models used in credit risk is monitored in line with the Group’s model governance framework - see model risk on page 107.
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
The Group classifies accounts as forborne at the time a customer in financial difficulty is granted a concession. However, where customers were temporarily impacted by COVID-19, the Group looked to follow regulator principles and guidance on the granting of concessions resulting from the impact of the pandemic.
Balances in default or classified as Stage 3 are always considered to be non-performing. Balances may be non-performing but not in default or Stage 3, where for example they are within their non-performing forbearance cure period.
Non-performing exposures can be reclassified as performing forborne after a minimum 12-month cure period, providing there are no past due amounts or concerns regarding the full repayment of the exposure. A minimum of a further 24 months must pass from the date the forborne exposure was reclassified as performing forborne before the account can exit forbearance. If conditions to exit forbearance are not met at the end of this probation period, the exposure shall continue to be identified as forborne until all the conditions are met.
The Group’s treatment of loan renegotiations is included in the impairment policy in note 2(H) on page F-19.
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
Support for customers during the COVID-19 pandemic
Working closely with the UK Government and regulators, the Group supported its retail, small business and commercial customers through a comprehensive and unprecedented range of flexible measures to help alleviate temporary financial pressure on customers during the crisis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For retail customers, the Group provided payment holidays of up to three months across a range of products including mortgages, personal loans, credit cards and motor finance, extensions of up to 6 months in total were available.
Similarly, the Group provided significant support for its small business and commercial customers as well as providing loans to businesses under the different government schemes, including Bounce Back Loan Scheme (BBLS), Coronavirus Business Interruption Loan Scheme (CBILS) and Coronavirus Large Business Interruption Loan Scheme (CLBILS). These schemes closed in March 2021, replaced by the Recovery Loan Scheme through which the Group is also providing support. The Group continues to provide ongoing support to BBLS customers through the Pay As You Grow (PAYG) scheme, where customers are able to access a number of options including repayment holidays and term extensions. The Group also supported its customers through repayment holidays and its own COVID-19 fund which included fee-free lending for new overdrafts or overdraft limit increases as well as new or increased invoice discounting and finance facilities. The Group also offered SME customers a mentoring service to help navigate a path beyond the pandemic.
THE GROUP CREDIT RISK PORTFOLIO IN 2021
Overview
•Performance across the Group’s lending portfolios has been robust, driven in part by the successful public policy interventions to address the financial impacts of COVID-19, including government-backed lending schemes and payment holidays, which have limited the increase in unemployment and helped keep credit defaults and business failures low
•Portfolios have also benefitted from the Group’s proactive risk management and prudent credit risk appetite, with robust cashflow criteria and LTVs in the Group's secured portfolios
•However, looking forward some portfolio deterioration may be expected, especially considering the withdrawal of government COVID-19 support measures and effects from a number of downside risks, including higher inflation and rising interest rates
•Repayments under the government-backed lending schemes began in the second half of 2021, with arrears levels being carefully monitored, alongside continued review of customer trends and indicators to ensure early signs of customer distress are quickly identified
•The Group continues to hold appropriate expected credit loss (ECL) allowances in light of the uncertainties and to protect against downside risks
•The impairment credit in 2021 was £1,378 million, compared to a charge of £4,155 million in 2020. The full-year credit resulted from a release of expected credit loss allowances based upon improvements to the macroeconomic outlook for the UK, combined with robust observed credit performance, with a low run rate impairment charge
•As a result, the Group’s customer related ECL allowances reduced in the period from £6,219 million to £4,020 million. Reductions in Commercial Banking ECL allowances also reflected improved outcomes on restructuring cases, reduction in Stage 2 exposures and lower flows to default
•Stage 2 loans and advances to customers reduced from £51,659 million to £34,931 million and as a percentage of total lending reduced by 3.3 percentage points to 6.9 per cent (31 December 2020: 10.2 per cent), predominantly reflecting the improvement in the Group’s forward-looking macroeconomic assumptions. Of these, 89.0 per cent were up to date (31 December 2020: 91.6 per cent). Stage 2 coverage reduced to 3.4 per cent (31 December 2020: 4.6 per cent)
•Stage 3 loans and advances to customers reduced in the period to £6,443 million (31 December 2020: £6,490 million) but remained stable as a percentage of total lending at 1.3 per cent (31 December 2020: 1.3 per cent). Stage 3 coverage reduced by 4.9 percentage points to 27.4 per cent (31 December 2020: 32.3 per cent), largely driven by an increase in Retail BBLS assets which hold zero ECL allowances due to the UK Government guarantee in place, the improved macroeconomic outlook, and a small number of single name releases in Commercial Banking, including coronavirus impacted restructuring cases
Prudent risk appetite and risk management
•The Group continues to take a prudent approach to credit risk and has a through-the-cycle credit risk appetite, while working closely with customers to help and support them through and recover from the crisis
•Sector and asset class concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps and policies limit exposure to certain higher risk and vulnerable sectors and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•The Group will continue to work closely with its customers throughout the recovery to ensure they receive the appropriate level of support, including where repayments under the UK Government scheme lending fall due

Impairment (credit) charge by division
	Loans and advances to customers	Loans and advances to banks	Financial assets at fair value through other comprehensive income	Other	Undrawn balances	2021
							2020
	£m	£m	£m	£m	£m	£m	£m

UK mortgages	(271)	—	—	—	(2)	(273)	478
Credit cards	29	—	—	—	(78)	(49)	800
Loans and overdrafts	83	—	—	—	(44)	39	739
UK Motor Finance	(149)	—	—	—	(2)	(151)	226
Other	(7)	—	—	—	(14)	(21)	141
Retail	(315)	—	—	—	(140)	(455)	2,384
SME	(218)	—	—	—	(19)	(237)	264
Corporate and other	(576)	(5)	(3)	—	(98)	(682)	1,105
Commercial Banking	(794)	(5)	(3)	—	(117)	(919)	1,369
Insurance and Wealth	(4)	—	—	2	—	(2)	12
Other	(3)	—	1	—	—	(2)	390
Total impairment (credit) charge	(1,116)	(5)	(2)	2	(257)	(1,378)	4,155

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

Total expected credit loss allowance
	At 31 Dec 2021	At 31 Dec 2020
	£m	£m
Customer related
Drawn	3,820	5,760
Undrawn	200	459
	4,020	6,219
Other assets	22	28
Total expected credit loss allowance	4,042	6,247

Movements in total expected credit loss allowance
	Opening ECL at 31 Dec 2020	Write-offs and other[1]	Income statement charge (credit)	Net ECL decrease	Closing ECL at 31 Dec 2021
	£m	£m	£m	£m	£m

UK mortgages	1,027	83	(273)	(190)	837
Credit cards	923	(353)	(49)	(402)	521
Loans and overdrafts	715	(309)	39	(270)	445
UK Motor Finance	501	(52)	(151)	(203)	298
Other	229	(43)	(21)	(64)	165
Retail	3,395	(674)	(455)	(1,129)	2,266
SME	502	(10)	(237)	(247)	255
Corporate and other[2]	1,900	(140)	(682)	(822)	1,078
Commercial Banking	2,402	(150)	(919)	(1,069)	1,333
Insurance and Wealth	42	(5)	(2)	(7)	35
Other	408	2	(2)	—	408
Total[3]	6,247	(827)	(1,378)	(2,205)	4,042

1Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2Corporate and other primarily comprises Mid Corporates and Corporate and Institutional.
3Total ECL includes £22 million relating to other non customer-related assets (31 December 2020: £28 million).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Loans and advances to customers and reverse repurchase agreements and expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
	£m	£m	£m	£m	£m	%	%
At 31 December 2021
Loans and advances to customers and reverse repurchase agreements
UK mortgages	273,629	21,798	1,940	10,977	308,344	7.1	0.6
Credit cards	12,148	2,077	292	—	14,517	14.3	2.0
Loans and overdrafts	8,181	1,105	271	—	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	—	14,276	12.8	1.4
Other	16,414	1,959	778	—	19,151	10.2	4.1
Retail	322,619	28,767	3,482	10,977	365,845	7.9	1.0
SME	27,260	3,002	843	—	31,105	9.7	2.7
Corporate and other	49,115	3,128	2,049	—	54,292	5.8	3.8
Commercial Banking	76,375	6,130	2,892	—	85,397	7.2	3.4
Insurance and Wealth	898	34	62	—	994	3.4	6.2
Other[1]	51,365	—	7	—	51,372	—	—
Total gross lending	451,257	34,931	6,443	10,977	503,608	6.9	1.3
ECL allowance on drawn balances	(915)	(1,114)	(1,581)	(210)	(3,820)
Net balance sheet carrying value	450,342	33,817	4,862	10,767	499,788

Customer related ECL allowance (drawn and undrawn)
UK mortgages	49	394	184	210	837
Credit cards	144	249	128	—	521
Loans and overdrafts	136	170	139	—	445
UK Motor Finance[2]	108	74	116	—	298
Other	45	65	55	—	165
Retail	482	952	622	210	2,266
SME	61	104	90	—	255
Corporate and other	76	142	858	—	1,076
Commercial Banking	137	246	948	—	1,331
Insurance and Wealth	5	2	10	—	17
Other	400	—	6	—	406
Total	1,024	1,200	1,586	210	4,020

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers and reverse repurchase agreements[3]
UK mortgages	—	1.8	9.5	1.9	0.3
Credit cards	1.2	12.0	56.9	—	3.6
Loans and overdrafts	1.7	15.4	67.5	—	4.7
UK Motor Finance	0.9	4.0	57.7	—	2.1
Other	0.3	3.3	13.8	—	0.9
Retail	0.1	3.3	20.9	1.9	0.6
SME	0.2	3.5	12.7	—	0.8
Corporate and other	0.2	4.5	42.0	—	2.0
Commercial Banking	0.2	4.0	34.4	—	1.6
Insurance and Wealth	0.6	5.9	16.1	—	1.7
Other	0.8	—	85.7	—	0.8
Total	0.2	3.4	27.4	1.9	0.8
1Includes reverse repos of £51.2 billion.
2UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowance as a percentage of drawn balances exclude loans in recoveries in credit cards of £67 million, loans and overdrafts of £65 million, Retail other of £379 million, SME of £135 million and Corporate and other of £4 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
	£m	£m	£m	£m	£m	%	%
At 31 December 2020
Loans and advances to customers and reverse repurchase agreements
UK mortgages	251,418	29,018	1,859	12,511	294,806	9.8	0.6
Credit cards	11,496	3,273	340	—	15,109	21.7	2.3
Loans and overdrafts	7,710	1,519	307	—	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	—	15,201	14.6	1.3
Other	17,879	1,304	184	—	19,367	6.7	1.0
Retail	301,289	37,330	2,889	12,511	354,019	10.5	0.8
SME	27,015	4,500	791	—	32,306	13.9	2.4
Corporate and other	43,543	9,816	2,733	—	56,092	17.5	4.9
Commercial Banking	70,558	14,316	3,524	—	88,398	16.2	4.0
Insurance and Wealth	832	13	70	—	915	1.4	7.7
Other[1]	61,264	—	7	—	61,271	—	—
Total gross lending	433,943	51,659	6,490	12,511	504,603	10.2	1.3
ECL allowance on drawn balances	(1,372)	(2,145)	(1,982)	(261)	(5,760)
Net balance sheet carrying value	432,571	49,514	4,508	12,250	498,843

Customer related ECL allowance (drawn and undrawn)
UK mortgages	107	468	191	261	1,027
Credit cards	240	530	153	—	923
Loans and overdrafts	224	344	147	—	715
UK Motor Finance[2]	197	171	133	—	501
Other	46	124	59	—	229
Retail	814	1,637	683	261	3,395
SME	142	234	126	—	502
Corporate and other	217	507	1,169	—	1,893
Commercial Banking	359	741	1,295	—	2,395
Insurance and Wealth	11	1	11	—	23
Other	400	—	6	—	406
Total	1,584	2,379	1,995	261	6,219

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers and reverse repurchase agreements[3]
UK mortgages	—	1.6	10.3	2.1	0.3
Credit cards	2.1	16.2	56.0	—	6.1
Loans and overdrafts	2.9	22.6	64.2	—	7.6
UK Motor Finance	1.5	7.7	66.8	—	3.3
Other	0.3	9.5	39.3	—	1.2
Retail	0.3	4.4	25.2	2.1	1.0
SME	0.5	5.2	19.1	—	1.6
Corporate and other	0.5	5.2	42.9	—	3.4
Commercial Banking	0.5	5.2	38.2	—	2.7
Insurance and Wealth	1.3	7.7	15.7	—	2.5
Other	0.7	—	85.7	—	0.7
Total	0.4	4.6	32.3	2.1	1.2
1Includes reverse repos of £58.6 billion.
2UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowance as a percentage of drawn balances exclude loans in recoveries in credit cards of £67 million, loans and overdrafts of £78 million, Retail other of £34 million, SME of £132 million and Corporate and other of £6 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Stage 2 loans and advances to customers and expected credit loss allowance
	Up to date						1-30 days past due[2]			Over 30 days past due			Total
	PD movements			Other[1]
	Gross lending	ECL[3]	As % of gross lending	Gross lending	ECL[3]	As % of gross lending	Gross lending	ECL[3]	As % of gross lending	Gross lending	ECL[3]	As % of gross lending	Gross lending	ECL[3]	As % of gross lending
	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
At 31 December 2021
UK mortgages	14,845	132	0.9	4,133	155	3.8	1,433	38	2.7	1,387	69	5.0	21,798	394	1.8
Credit cards	1,755	176	10.0	210	42	20.0	86	20	23.3	26	11	42.3	2,077	249	12.0
Loans and overdrafts	505	82	16.2	448	43	9.6	113	30	26.5	39	15	38.5	1,105	170	15.4
UK Motor Finance	581	20	3.4	1,089	26	2.4	124	19	15.3	34	9	26.5	1,828	74	4.0
Other	538	41	7.6	990	15	1.5	294	6	2.0	137	3	2.2	1,959	65	3.3
Retail	18,224	451	2.5	6,870	281	4.1	2,050	113	5.5	1,623	107	6.6	28,767	952	3.3
SME	2,689	96	3.6	192	5	2.6	41	2	4.9	80	1	1.3	3,002	104	3.5
Corporate and other	2,998	139	4.6	79	3	3.8	10	—	—	41	—	—	3,128	142	4.5
Commercial Banking	5,687	235	4.1	271	8	3.0	51	2	3.9	121	1	0.8	6,130	246	4.0
Insurance and Wealth	18	—	—	6	1	16.7	2	—	—	8	1	12.5	34	2	5.9
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	23,929	686	2.9	7,147	290	4.1	2,103	115	5.5	1,752	109	6.2	34,931	1,200	3.4
At 31 December 2020
UK mortgages	22,569	215	1.0	3,078	131	4.3	1,648	43	2.6	1,723	79	4.6	29,018	468	1.6
Credit cards	2,924	408	14.0	220	76	34.5	93	27	29.0	36	19	52.8	3,273	530	16.2
Loans and overdrafts	959	209	21.8	388	68	17.5	126	45	35.7	46	22	47.8	1,519	344	22.6
UK Motor Finance	724	62	8.6	1,321	55	4.2	132	37	28.0	39	17	43.6	2,216	171	7.7
Other	512	56	10.9	651	44	6.8	69	14	20.3	72	10	13.9	1,304	124	9.5
Retail	27,688	950	3.4	5,658	374	6.6	2,068	166	8.0	1,916	147	7.7	37,330	1,637	4.4
SME	4,229	219	5.2	150	6	4.0	40	5	12.5	81	4	4.9	4,500	234	5.2
Corporate and other	9,505	501	5.3	97	3	3.1	37	2	5.4	177	1	0.6	9,816	507	5.2
Commercial Banking	13,734	720	5.2	247	9	3.6	77	7	9.1	258	5	1.9	14,316	741	5.2
Insurance and Wealth	1	—	—	12	1	8.3	—	—	—	—	—	—	13	1	7.7
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	41,423	1,670	4.0	5,917	384	6.5	2,145	173	8.1	2,174	152	7.0	51,659	2,379	4.6
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.
3Expected credit loss allowance on loans and advances to customers (drawn and undrawn).
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
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is constant reflecting the basis on which they are evaluated. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £223 million compared to £506 million at 31 December 2020. The scale of the impact has returned to 2019 levels as the base case outlook has recovered and corresponding downside scenarios no longer reach increased levels of stress.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Probability- weighted	Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m
UK mortgages	837	637	723	967	1,386
Credit cards	521	442	500	569	672
Other Retail	908	844	892	947	1,034
Commercial Banking	1,333	1,196	1,261	1,403	1,753
Other	443	441	443	444	446
At 31 December 2021	4,042	3,560	3,819	4,330	5,291

UK mortgages	1,027	614	804	1,237	2,306
Credit cards	923	809	889	997	1,147
Other Retail	1,445	1,372	1,421	1,490	1,598
Commercial Banking	2,402	1,910	2,177	2,681	3,718
Other	450	448	450	450	456
At 31 December 2020	6,247	5,153	5,741	6,855	9,225
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios, with staging of assets based on each specific scenario probability of default. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated. A probability-weighted scenario is not shown as this does not reflect the basis on which ECL is reported.

	At 31 December 2021				At 31 December 2020
	Upside	Base case	Downside	Severe downside	Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m	£m	£m	£m
UK mortgages	636	722	973	1,448	602	797	1,269	2,578
Credit cards	434	500	583	707	796	885	1,007	1,177
Other Retail	836	888	952	1,060	1,358	1,414	1,502	1,642
Commercial Banking	1,192	1,259	1,414	2,006	1,892	2,157	2,738	4,155
Other	441	443	444	447	448	449	450	457
Total	3,539	3,812	4,366	5,668	5,096	5,702	6,966	10,009
The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged. Consistent with the reduced ECL impact from the use of MES, the univariate sensitivity of ECL has also reduced from the elevated 2020 levels as the base case now assumes a benign outlook, against which, incremental changes in unemployment or HPI register a smaller impact on ECL.
The table below shows the impact on the Group’s ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario.

	At 31 December 2021		At 31 December 2020
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI
ECL impact, £m	(112)	162	(206)	284
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime PDs.

	At 31 December 2021		At 31 December 2020
	1pp increase in unemployment	1pp decrease in unemployment	1pp increase in unemployment	1pp decrease in unemployment
	£m	£m	£m	£m
UK mortgages	23	(18)	25	(23)
Credit cards	20	(20)	31	(31)
Other Retail	14	(14)	23	(23)
Commercial Banking	49	(42)	125	(112)
Other	1	(1)	1	(1)
ECL impact	107	(95)	205	(190)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Group derivative credit risk exposures

Derivative credit risk exposure
	2021				2020
		Traded over the counter				Traded over the counter
	Traded on recognised exchanges	Settled by central counterparties	Not settled by central counterparties	Total	Traded on recognised exchanges	Settled by central counterparties	Not settled by central counterparties	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Notional balances
Foreign exchange	—	—	393,154	393,154	—	20	419,456	419,476
Interest rate	214,821	3,695,218	212,825	4,122,864	275,386	6,647,014	241,340	7,163,740
Equity and other	4,783	—	7,756	12,539	5,264	—	4,794	10,058
Credit	—	397	6,343	6,740	—	—	7,707	7,707
Total	219,604	3,695,615	620,078	4,535,297	280,650	6,647,034	673,297	7,600,981
Fair values
Assets		890	21,113			931	28,627
Liabilities		(888)	(17,109)			(965)	(26,290)
Net (liability) asset		2	4,004			(34)	2,337
The total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2021 and 31 December 2020 is shown in the table above. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 51 on page F-107.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RETAIL
•Performance in the Retail portfolio has remained robust, driven in part by the successful public policy interventions, government-backed lending schemes and payment holidays, which have limited unemployment and helped keep credit defaults and business failures low. The portfolio has also benefitted from proactive risk management and the continued low interest rate environment
–New business quality remains strong
–Early arrears rates remain below pre-pandemic levels on personal lending products
–Coverage across all IFRS 9 stages has decreased largely due to the improved macroeconomic outlook
•Strong credit performance and an improved economic outlook have allowed the Group to progressively unwind many of the additional precautionary credit quality controls introduced during the pandemic, whilst continuing to ensure that customers and the Group remain protected against any remaining uncertainty in the economy and cost of living increases
•A Retail impairment credit of £455 million for 2021 compares to a charge of £2,384 million for 2020. This significant decrease resulted from a release of customer related expected credit loss (ECL) allowances driven by the Group's improved macroeconomic outlook, combined with robust observed credit performance, with charges relating to flows to arrears and defaults remaining low despite expiry of all payment holidays
•Existing IFRS 9 staging rules and triggers have been maintained across Retail, with the exception of minor changes to the Loans & Overdraft portfolios to tighten criteria and align to the credit cards portfolio. Transfers between stages have been primarily driven by credit risk rating movements and the estimated impact of the economic factors on a customer’s forward-looking default risk
•Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) decreased to 0.6 per cent (31 December 2020: 1.0 per cent) due to the favourable updates in the Group’s economic forecast. As at 31 December 2021 the majority of ECL decreases are reflected within Stage 2 under IFRS 9, representing cases which have observed a significant increase in credit risk since origination (SICR)
•Stage 2 loans and advances comprises 7.9 per cent of the Retail portfolio (31 December 2020: 10.5 per cent), of which 87.2 per cent are up to date, performing loans (31 December 2020: 89.3 per cent)
•Stage 2 ECL coverage has decreased to 3.3 per cent (31 December 2020: 4.4 per cent), reflecting the improved macroeconomic outlook
•Stage 3 loans and advances have remained broadly flat at 1.0 per cent of total loans and advances (31 December 2020: 0.8 per cent and Stage 3 ECL coverage decreased to 20.9 per cent (31 December 2020: 25.2 per cent) due to an increase in BBLS assets which hold zero ECL due to the government guarantee in place, and the improved macroeconomic outlook
UK mortgages
•The UK mortgages portfolio is well positioned with low arrears and a strong loan to value (LTV) profile. The Group has actively improved the quality of the portfolio over the years using robust affordability and credit controls, while the balances of higher risk portfolios originated prior to 2008 have continued to reduce
•While the housing market has remained resilient throughout 2021 with strong customer demand, the Group has taken action to protect credit quality and participates in the government guarantee scheme for greater than 90 per cent LTVs, which provides risk mitigation at the highest exposures
•Total loans and advances increased to £308.3 billion (31 December 2020: £294.8 billion), with a small reduction in average LTV to 42.1 per cent (31 December 2020: 43.5 per cent). The proportion of balances with an LTV greater than 90 per cent decreased to 0.5 per cent (31 December 2020: 0.6 per cent). The average LTV of new business decreased to 63.3 per cent (31 December 2020: 63.9 per cent)
•There was an impairment credit of £273 million for 2021 compared to a charge of £478 million for 2020, reflecting improvements to the UK's macroeconomic outlook and improved house prices. Total ECL coverage remained stable at 0.3 per cent (31 December 2020: 0.3 per cent)
•Stage 2 loans and advances decreased to 7.1 per cent of the portfolio (31 December 2020: 9.8 per cent) and Stage 2 ECL coverage has increased to 1.8 per cent (31 December 2020: 1.6 per cent). These impacts also reflect improvements in the UK's macroeconomic outlook, with a reduction in balances transferred into Stage 2 based on the forward-looking view of their credit performance, in addition to favourable experience and house price assumptions
•Stage 3 loans and advances remained stable at 0.6 per cent of the portfolio (31 December 2020: 0.6 per cent) and Stage 3 ECL coverage decreased to 9.5 per cent (31 December 2020: 10.3 per cent). This reflects favourable credit performance, in addition to favourable house price assumptions (both observed and forecast)
Credit cards
•Credit cards balances decreased to £14.5 billion (31 December 2020 £15.1 billion) due to reduced levels of customer spend
•There was an impairment credit of £49 million for 2021 (2020: £800 million), reflecting lower than anticipated arrears emergence and improvements in the macroeconomic outlook. Total ECL coverage decreased to 3.6 per cent (31 December 2020: 6.1 per cent)
•This favourability is reflected in Stage 2 loans and advances which decreased to 14.3 per cent of the portfolio (31 December 2020: 21.7 per cent) and Stage 2 ECL coverage which has reduced to 12.0 per cent (31 December 2020: 16.2 per cent)
•Stage 3 loans and advances decreased to 2.0 per cent of the portfolio (31 December 2020: 2.3 per cent) and Stage 3 ECL coverage increased to 56.9 per cent (31 December 2020: 56.0 per cent)
Loans and overdrafts
•Loans and advances for personal current account and the personal loans portfolios remained broadly flat at £9.6 billion (31 December 2020: £9.5 billion), reflecting recovering customer demand with rising economic activity
•The impairment charge was £39 million for the full year 2021 compared to £739 million for the full year 2020. This decrease is due to the improved outlook within the Group's macroeconomic forecasts, in addition to favourable credit performance, reducing both Stage 2 ECL coverage to 15.4 per cent (31 December 2020: 22.6 per cent) and overall ECL coverage to 4.7 per cent (31 December 2020: 7.6 per cent)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
UK Motor Finance
•The UK Motor Finance portfolio decreased from £15.2 billion for 2020 to £14.3 billion for 2021 due to reduced market activity and new car supply issues as a result of the pandemic
•There was an impairment credit of £151 million for 2021 compared to a charge of £226 million for 2020, reflecting improvements to the Group's macroeconomic outlook and higher than expected used car prices. ECL coverage decreased to 2.1 per cent (31 December 2020: 3.3 per cent)
•Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within the impairment charge. Observed car price gains partially driven by global supply issues, supported by better than expected disposal experience, result in combined RV and VT provisions of £95 million as at 31 December 2021 (31 December 2020: £192 million)
•Stage 2 ECL coverage decreased to 4.0 per cent (31 December 2020: 7.7 per cent) and Stage 3 ECL coverage decreased to 57.7 per cent (31 December 2020: 66.8 per cent) this reflects favourable credit performance, in addition to updates to the Group's outlook on used car prices
Other
•Other loans and advances decreased slightly to £19.2 billion (31 December 2020: £19.4 billion). The decrease was largely driven by a reduction in balances on the Bounce Back Loan Scheme (BBLS) and the Coronavirus Business Interruption Loan Scheme (CBILS) as the schemes closed in March 2021 and repayments commenced from the second quarter of 2021
•Bounce Back Loans benefit from Pay as You Grow (PAYG) options including repayment holidays and term extensions which have the potential to delay recognition of customer financial difficulties
•Stage 3 loans and advances increased to 4.1 per cent (31 December 2020: 1.0 per cent) driven largely by BBLS assets. However, Stage 3 coverage reduced to 13.8 per cent (31 December 2020: 39.3 per cent) as these assets hold zero ECL due to government guarantees in place
•There was an impairment credit of £21 million for 2021 compared to a charge of £141 million for 2020, primarily due to the improved outlook within the Group's economic forecasts

Retail UK mortgages loans and advances to customers
	At 31 Dec 2021[1]	At 31 Dec 2020[1]
	£m	£m
Mainstream	248,013	234,273
Buy-to-let	51,111	49,634
Specialist	9,220	10,899
Total	308,344	294,806
1Balances include the impact of HBOS-related acquisition adjustments.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Interest only mortgages
The Group provides interest only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2021, owner occupier interest only balances as a proportion of total owner occupier balances had reduced to 18.7 per cent (31 December 2020: 21.6 per cent). The average indexed loan to value remained low at 36.8 per cent (31 December 2020: 39.0 per cent).
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

Analysis of owner occupier interest only mortgages
	At 31 Dec 2021	At 31 Dec 2020
	Total	Total
Interest only balances (£m)	48,128	53,077
Stage 1 (%)	70.7	69.0
Stage 2 (%)	17.1	16.3
Stage 3 (%)	2.8	1.7
Purchased or originated credit-impaired (%)	9.4	13.0

Average loan to value (%)	36.8	39.0

Maturity profile (£m)
Due	1,803	1,626
1 year	1,834	2,045
2-5 years	8,889	9,450
6-10 years	17,882	18,351
>11 years	17,720	21,605

Past term interest only balances (£m)[1]	1,790	1,715
Stage 1 (%)	0.7	0.7
Stage 2 (%)	33.0	28.9
Stage 3 (%)	29.6	24.2
Purchased or originated credit-impaired (%)	36.7	46.2

Average loan to value (%)	33.0	34.4
Negative equity (%)	1.8	2.5
1Balances where all interest only elements have moved past term. Some may subsequently have had a term extension, so are no longer classed as due.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Retail forbearance
The basis of disclosure for forbearance is aligned to definitions used in the European Banking Authority’s FINREP reporting. Total forbearance for the major retail portfolios has improved by £476 million to £5.4 billion driven primarily by a reduction in customers where the treatment sees arrears reset and are added to the loan balance (capitalisations).
The main customer treatments included are: repair, where arrears are added to the loan balance and the arrears position cancelled; instances where there are suspensions of interest and/or capital repayments; past term interest only mortgages; and refinance personal loans.
As a percentage of loans and advances, forbearance loans improved to 1.5 per cent at 31 December 2021 (31 December 2020: 1.7 per cent).
Total expected credit losses (ECL) as a proportion of loans and advances which are forborne has increased to 7.2 per cent (31 December 2020: 7.0 per cent).

Retail forborne loans and advances (audited)
	Total	Of which Stage 2	Of which Stage 3	Of which POCI	Expected credit losses as a % of total loans and advances which are forborne[1]
	£m	£m	£m	£m	%
At 31 December 2021[2]
UK mortgages	4,725	1,216	901	2,600	3.2
Credit cards	288	90	141	—	32.9
Loans and overdrafts	312	99	131	—	33.8
UK Motor Finance	102	38	62	—	37.0
Total	5,427	1,443	1,235	2,600	7.2
At 31 December 2020
UK mortgages	5,106	1,192	823	3,081	3.6
Credit cards	356	130	191	—	40.0
Loans and overdrafts	353	154	146	—	36.5
UK Motor Finance	88	50	34	—	36.3
Total	5,903	1,526	1,194	3,081	7.0
1Expected credit loss allowance as a percentage of total loans and advances which are forborne is calculated excluding loans in recoveries for Credit cards, Loans and overdrafts (31 December 2021: £87 million; 31 December 2020: £75 million).
2In line with FINREP reporting and regulatory guidelines, Retail forborne loans and advances do not include COVID-19 moratoria.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
COMMERCIAL BANKING
Portfolio overview
•Commercial Banking has actively supported its customers throughout the pandemic, through a range of propositions including capital repayment holidays, working capital line increases and financial covenant waivers, as well as supporting small businesses and corporates through full use of the UK Government lending schemes
•Credit performance across the portfolios has been robust, driven in part by the strong market liquidity and government intervention measures, which have helped to support clients and kept credit defaults and business failures at low levels. Portfolios have also benefitted from the Group’s prudent risk management and the continued low interest rate environment
•As the economy continued its recovery and business’ cashflows started to normalise, there has been an improvement in customer credit risk ratings, particularly in the larger corporates segment of Commercial, partially reversing some of the downgrades seen earlier during the pandemic. The Corporate and Institutional business continues to have a predominance of investment grade clients and is well positioned against the uncertain economic outlook
•While some sectors such as travel, transportation, non-essential retail, leisure and hospitality were particularly impacted by the crisis, exposure to these sectors remains relatively limited and, in general, sectors have been more resilient than anticipated to date. The Group still expects recovery to be slower in a few of the impacted sectors and anticipates longer term structural changes in these, and a number of other sectors. Sector and credit risk appetite continue to be proactively managed to ensure the Group is protected, and customers are supported in the right way
•The SME portfolio remains largely secured and credit impacts have been relatively muted throughout the pandemic, recognising that Government support measures have prevented more widespread defaults and business failures. Repayments under the UK Government lending schemes began in the second half of 2021, with low arrears to date. The level of arrears continues to be carefully monitored, with early risk mitigation activities taken as appropriate
•Even though economic conditions have improved, significant uncertainties remain, with a number of prevailing headwinds and the withdrawal of the Government COVID-19 support measures yet to impact portfolio performance. Some credit deterioration is therefore expected in 2022
•However, the Group continues to support its more vulnerable customers early through focused risk management via its Watchlist and Business Support framework, and will continue to balance prudent risk appetite with ensuring support for financially viable customers on their road to recovery
Impairments
•There was an impairment credit of £919 million in 2021, compared to an impairment charge of £1,369 million in 2020. The credit for 2021 includes a £527 million release of expected credit loss (ECL) allowances resulting from improvements to the Group's view of the UK macroeconomic outlook, and a £65 million net release on coronavirus impacted restructuring cases within the Business Support Unit (BSU). The remaining £327 million net release reflects other Stage 3 releases, credit quality improvements, reduced balance sheet lending, and low levels of gross charges from cases flowing into default. As a result, total ECL allowances reduced by £1,064 million to £1,331 million at 31 December 2021 (31 December 2020: £2,395 million)
•The Group recognises that credit quality has been partly supported by the UK Government schemes and the ECL provision at 31 December 2021 assumes some additional losses will emerge now that the support has ended and structural change starts to emerge in some sectors
•Stage 2 loans and advances reduced by £8,186 million to £6,130 million (31 December 2020: £14,316 million), largely driven by the improvement in the Group's forward-looking economic assumptions, with 97.2 per cent of Stage 2 balances up to date. As a result, Stage 2 as a proportion of total loans and advances to customers reduced to 7.2 per cent (31 December 2020: 16.2 per cent). Stage 2 ECL coverage was lower at 4.0 per cent (31 December 2020: 5.2 per cent) with the reduction in coverage a direct result of the change in the forward-look multiple economic scenarios
•Stage 3 loans and advances reduced to £2,892 million (31 December 2020: £3,524 million) and as a proportion of total loans and advances to customers, reduced to 3.4 per cent (31 December 2020: 4.0 per cent). SME customer flows to Stage 3 have been lower and non-SME flows were offset by repayments and write-offs. Stage 3 ECL coverage reduced to 34.4 per cent (31 December 2020: 38.2 per cent) predominantly driven by the release of provisions on a small number of cases in Business Support, including coronavirus impacted restructuring cases, where coverage levels were relatively higher
Commercial Banking UK Direct Real Estate
•Commercial Banking UK Direct Real Estate gross lending stood at £11.4 billion at 31 December 2021 (net of exposures subject to protection through Significant Risk Transfer (SRT) securitisations). The Group has a further £0.7 billion of real estate lending in Business Banking within the Retail division
•The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £5.5 billion to social housing providers are also excluded
•Recognising this is a cyclical sector, policies and caps are in place to control origination quality and exposure levels, including in a number of asset type categories. The Group's focus remains on the UK market and business propositions have been written in line with a prudent, through-the-cycle risk appetite with conservative LTVs, strong quality of income, proven management teams and predominately in stronger sub sectors
•Overall performance has proved resilient despite the rent collection challenge during COVID-19. Retail and Leisure have remained the most challenged sub sectors, but despite this, the portfolio remains well positioned and proactively managed, with appropriate risk mitigants in place:
–Exposures continue to be heavily weighted towards investment real estate (c.90 per cent) rather than development. Of these investment exposures, over 82 per cent have an LTV of less than 60 per cent, with an average LTV of 42 per cent
–Approximately 90 per cent of exposures greater than £5 million have an interest cover ratio of greater than 2.0 times and in SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (which includes a notional base rate serviceability stress)
–Approximately 55 per cent of exposures relate to commercial real estate (with no speculative development lending) with the remainder predominantly related to residential real estate. The underlying sub sector split is diversified with more limited exposure to higher risk sub sectors (c.14 per cent of exposures secured by Retail assets, with appetite tightened since 2018)
–In the office sub sector, risk appetite continues to be proactively managed with appropriate risk mitigation tightening seen in 2021. The Group remains focused on high quality origination in this sector

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
–Use of Significant Risk Transfer (SRT) securitisations also acts as a risk mitigant, with run-off of these carefully managed and tracked
–Both investment and development lending is subject to specific credit risk appetite criteria. Development lending criteria includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor

LTV – UK Direct Real Estate
	At 31 December 2021[1,2,3]				At 31 December 2020[1,2,3]
	Stage 1/2	Stage 3	Total		Stage 1/2	Stage 3	Total
	£m	£m	£m	%	£m	£m	£m	%
Investment exposures
Less than 60%	6,527	52	6,579	82.1	5,967	48	6,015	77.2
60% to 70%	617	5	622	7.8	883	7	890	11.4
70% to 80%	129	13	142	1.8	143	—	143	1.8
80% to 100%	84	2	86	1.1	48	4	52	0.7
100% to 120%	6	102	108	1.4	69	70	139	1.8
120% to 140%	4	—	4	0.1	—	40	40	0.5
Greater than 140%	12	46	58	0.7	—	47	47	0.6
Unsecured[4]	397	—	397	5.0	367	97	464	6.0
Subtotal	7,776	220	7,996	100.0	7,477	313	7,790	100.0
Other[5]	1,460	27	1,487		2,809	39	2,848
Total investment	9,236	247	9,483		10,286	352	10,638
Development	1,233	17	1,250		1,620	27	1,647
UK Government Supported Lending[6]	362	5	367		429	2	431
Total	10,831	269	11,100		12,335	381	12,716
1Excludes Commercial Banking UK Direct Real Estate exposures subject to protection through Significant Risk Transfer transactions.
2Excludes Islands Commercial UK Direct Real Estate of £0.3 billion (31 December 2020: £0.36 billion) and £0.7 billion in Business Banking, within the Retail division (31 December 2020: £1.0 billion).
3Increased LTV granularity provided for 2021 Investment exposures; for 2020 LTV breakdown only provided for Investment exposures >£1 million.
4Predominantly Investment grade corporate CRE lending where the Group is relying on the corporate covenant.
5Mainly higher volume/lower value exposure within the SME <£1 million real estate portfolio.
6Bounce Back Loan Scheme (BBLS) and Coronavirus Business Interruption Loan Scheme (CBILS) lending to real estate clients, where government guarantees are in place at 100 per cent and 80 per cent, respectively.
Commercial Banking forbearance

Commercial Banking forborne loans and advances (audited)
	Total	Of which Stage 3
	£m	£m
At 31 December 2021
Type of forbearance
Refinancing	14	11
Modification	3,655	2,881
Total	3,669	2,892
At 31 December 2020
Type of forbearance
Refinancing	16	15
Modification	4,309	3,509
Total	4,325	3,524

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
LOAN PORTFOLIO
SUMMARY OF LOAN LOSS EXPERIENCE

	2021	2020	2019
IFRS	£m	£m	£m
Gross lending to banks and customers	514,142	515,355	508,024
Allowance for impairment losses in relation to lending to banks and customers	3,821	5,766	3,261
Ratio of allowance for credit losses to total loans (%)	0.7	1.1	0.6

	2021	2020	2019
IFRS	£m	£m	£m
Advances written off, net of recoveries
Loans and advances to banks and reverse repurchase agreements	—	—	—
Loans and advances to customers and reverse repurchase agreements:
Mortgages	(55)	(74)	(37)
Other personal lending	(626)	(850)	(768)
Property companies and construction	(123)	(65)	(362)
Financial, business and other services	(41)	(132)	(147)
Transport, distribution and hotels	(32)	(52)	(49)
Manufacturing	(2)	(6)	(1)
Other	(56)	(197)	(93)
Total net advances written off	(935)	(1,376)	(1,457)
Net write-offs during the year represented 0.2 per cent of average lending (2020: 0.3 per cent; 2019: 0.3 per cent); for mortgages, net write-offs in the year represented 0.02 per cent of average lending (2020: 0.02 per cent; 2019: 0.01 per cent).

	Allowance for expected credit losses			As a percentage of closing lending
	2021	2020	2019	2021	2020	2019
IFRS	£m	£m	£m	%	%	%
Loans and advances to banks and reverse repurchase agreements	1	6	2	—	0.1	—
Loans and advances to customers and reverse repurchase agreements:
Mortgages	1,100	1,076	611	0.3	0.4	0.2
Other personal lending	966	1,649	933	3.9	6.5	3.2
Property companies and construction	360	842	452	1.3	2.7	1.4
Financial, business and other services	149	474	274	0.2	0.5	0.3
Transport, distribution and hotels	799	918	503	5.9	6.4	3.9
Manufacturing	55	115	58	1.3	2.3	1.0
Other	391	686	428	1.4	2.4	1.5
At 31 December	3,821	5,766	3,261	0.7	1.1	0.6

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
MITIGATION
The Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements. Liquidity policies and procedures are subject to independent internal oversight by Risk. Overseas branches and subsidiaries of the Group may also be required to meet the liquidity requirements of the entity’s domestic country. Management of liquidity requirements is performed by the overseas branch or subsidiary in line with Group policy. Liquidity risk of the Insurance business is actively managed and monitored within the Insurance business. The Group plans funding requirements over its planning period, combining business as usual and stressed conditions. The Group manages its liquidity position both with regard to its internal risk appetite and the Liquidity Coverage Ratio (LCR) as required by the PRA, the Capital Requirements Directive (CRD IV) and the Capital Requirements Regulation (CRR) liquidity requirements.
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
The Group carries out internal stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer-term horizons against a range of scenarios forming an important part of the internal risk appetite. The scenarios and assumptions are reviewed at least annually to ensure that they continue to be relevant to the nature of the business, including reflecting emerging horizon risks to the Group. For further information on the Group’s 2021 liquidity stress testing results refer to page 88.
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
Funding and liquidity management in 2021
The Group has maintained its robust funding and liquidity position with the loan to deposit ratio1 falling to 94 per cent (98 per cent as at 31 December 2020), largely driven by increased customer deposits.
Ahead of the closure of the Term Funding Scheme with additional incentives for SMEs (TFSME) in October 2021, the Group drew additional funds taking the total amount outstanding to £30 billion as at 31 December 2021. Overall, total wholesale funding has reduced to £91.4 billion as at 31 December 2021 (31 December 2020: £109.4 billion).
The Group’s liquidity coverage ratio (LCR) was 135 per cent (based on a monthly rolling average over the previous 12 months) as at 31 December 2021 (31 December 2020: 136 per cent) calculated on a Group consolidated basis based on the EU Delegated Act. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non Ring-Fenced Bank entities.
The Group’s credit ratings continue to reflect the resilience of the Group's business model and the strength of the balance sheet. Over the course of June and July, Moody’s, S&P and Fitch all returned the outlook on the Group’s credit ratings to Stable, from Negative. This reflected better underlying economic expectations for the UK, as well as the Group’s prudent provisioning driving their belief that the Group is well positioned to benefit from the macroeconomic recovery and successfully navigate any potential tail risks from the pandemic. In May, Fitch downgraded Lloyds Banking Group and subsequently Scottish Widows by one notch. In July, Moody's issued a number of ratings changes for UK banks, including a one notch upgrade to the Senior and Subordinated ratings for Lloyds Banking Group and Subordinated ratings for Lloyds Bank.

1Loans and advances to customers of £448,567 million (2020: £440,200 million) as a proportion of customer deposits of £476,344 million (2020: £450,651 million).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Group funding position
	At 31 Dec 2021	At 31 Dec 2020	Change
	£bn	£bn	%
Group funding position
Loans and advances to customers	448.6	440.2	2
Loans and advances to banks[1]	6.9	7.8	(12)
Debt securities at amortised cost	6.8	5.4	26
Reverse repurchase agreements – non-trading	54.8	61.3	(11)
Financial assets at fair value through other comprehensive income	28.1	27.6	2
Cash and balances at central banks	76.4	73.3	4
Other assets[2]	264.9	255.7	4
Total Group assets	886.5	871.3	2
Less other liabilities[2]	(234.5)	(233.6)	—
Funding requirements	652.0	637.7	2

Customer deposits	476.3	450.7	6
Wholesale funding[3]	91.4	109.4	(16)
Repurchase agreements – non-trading	1.1	14.5	(92)
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	13.7	119
Total equity	53.2	49.4	8
Funding sources	652.0	637.7	2
1Excludes £0.1 billion (31 December 2020: £0.2 billion) of loans and advances to banks within the Insurance business
2Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
3The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £3.8 billion (31 December 2020: £5.3 billion).

Reconciliation of Group funding to the balance sheet (audited)
	Included in funding analysis	Cash collateral received[1]	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn
At 31 December 2021
Deposits from banks	3.3	4.3	—	7.6
Debt securities in issue	74.7	—	(3.1)	71.6
Subordinated liabilities	13.4	—	(0.3)	13.1
Total wholesale funding	91.4	4.3
Customer deposits	476.3	—	—	476.3
Total	567.7	4.3
At 31 December 2020
Deposits from banks	6.1	5.5	1.1	12.7
Debt securities in issue	89.7	—	(2.3)	87.4
Subordinated liabilities	13.6	—	0.7	14.3
Total wholesale funding	109.4	5.5
Customer deposits	450.7	—	—	450.7
Total	560.1	5.5
1Repurchase agreements, previously reported within deposits from banks and customer deposits, are excluded; comparatives have been presented consistently.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Analysis of 2021 total wholesale funding by residual maturity
	Less than one month	One to three months	Three to six months	Six to nine months	Nine months to one year	One to two years	Two to five years	More than five years	Total at 31 Dec 2021	Total at 31 Dec 2020
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits from banks	1.9	0.3	0.4	0.2	0.2	0.3	—	—	3.3	6.1
Debt securities in issue:
Certificates of deposit	0.5	1.4	0.8	1.3	0.4	—	—	—	4.4	8.0
Commercial paper	1.7	2.9	2.2	1.6	0.3	—	—	—	8.7	8.1
Medium-term notes	1.2	1.1	1.0	1.6	2.6	6.5	17.0	11.5	42.5	47.5
Covered bonds	0.6	0.4	1.0	1.6	0.5	3.4	5.7	3.8	17.0	23.2
Securitisation	—	0.1	0.2	0.5	0.2	0.5	0.1	0.5	2.1	2.9
	4.0	5.9	5.2	6.6	4.0	10.4	22.8	15.8	74.7	89.7
Subordinated liabilities	—	1.6	—	—	—	1.7	4.8	5.3	13.4	13.6
Total wholesale funding[1]	5.9	7.8	5.6	6.8	4.2	12.4	27.6	21.1	91.4	109.4
1The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities and subordinated liabilities. Excludes balances relating to margins of £3.8 billion (31 December 2020: £5.3 billion).

Total wholesale funding by currency (audited)
	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2021	22.2	36.8	25.6	6.8	91.4
At 31 December 2020	28.2	41.4	32.1	7.7	109.4

Analysis of 2021 term issuance (audited)
	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn
Securitisation	—	—	0.4	—	0.4
Medium-term notes	—	1.5	—	—	1.5
Covered bonds	—	—	—	—	—
Private placements[1]	0.1	—	—	—	0.1
Subordinated liabilities	0.5	0.9	—	—	1.4
Total issuance	0.6	2.4	0.4	—	3.4
1Private placements include structured bonds.
Full year 2021 term funding issuance volumes totalled £3.4 billion, which remains below the Group's normal guidance given the availability of customer deposits and TFSME, both of which are more cost effective sources of funding for the Group. Overall, total wholesale funding volumes totalled £91.4 billion as at 31 December 2021. For 2022, the Group expects to have a term wholesale funding requirement of less than £10 billion. This is expected to be issued from the Lloyds Banking Group entity, with Lloyds Bank and Lloyds Bank Corporate Markets having limited term funding needs given the continued availability of alternative, more cost effective funding options.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Liquidity portfolio
At 31 December 2021, the Banking business had £140.2 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2020: £141.7 billion), of which £138.6 billion is LCR level 1 eligible (31 December 2020: £140.3 billion) and £1.6 billion is LCR level 2 eligible (31 December 2020: £1.4 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.

LCR eligible assets
	Average 2021[1]	Average 2020[1]	Change
	£bn	£bn	%
Level 1
Cash and central bank reserves	71.0	69.3	2
High quality government/MDB/agency bonds[2]	65.2	68.1	(4)
High quality covered bonds	2.4	2.9	(17)
Total	138.6	140.3	(1)
Level 2[3]	1.6	1.4	14
Total LCR eligible assets	140.2	141.7	(1)
1Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
2Designated multilateral development bank (MDB).
3Includes Level 2A and Level 2B.

LCR eligible assets by currency
	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2021
Level 1	107.9	14.4	16.3	—	138.6
Level 2	0.7	0.4	0.1	0.4	1.6
Total[1]	108.6	14.8	16.4	0.4	140.2
At 31 December 2020
Level 1	109.7	15.6	15.0	—	140.3
Level 2	0.9	0.3	0.2	—	1.4
Total[1]	110.6	15.9	15.2	—	141.7
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
Stress testing results
Internal liquidity stress testing results at 31 December 2021 (calculated as an average of month end observations over the previous 12 months) showed that the Banking business had liquidity resources representing 140 per cent of modelled outflows over a three month period from all wholesale funding sources, retail and corporate deposits, intraday requirements and rating-dependent contracts under the Group’s most severe liquidity stress scenario.
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
The Board and the Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance using a number of risk appetite metrics. At 31 December 2021, the Group had £36.9 billion (31 December 2020: £46.9 billion) of externally encumbered on-balance sheet assets with counterparties other than central banks. The decrease in encumbered assets was primarily driven by securitisation and covered bond redemptions. The Group also had £694.3 billion (31 December 2020: £707.2 billion) of unencumbered on-balance sheet assets, and £155.4 billion (31 December 2020: £117.2 billion) of pre-positioned and encumbered assets held with central banks, the increase in the latter was primarily driven by the additional assets pledged to support the increase in drawings from the Bank of England's Term Funding Scheme with additional incentives for SMEs. Primarily, the Group encumbers mortgages, unsecured lending, credit card receivables and car loans through the issuance programmes and tradable securities through securities financing activity. The Group mainly pre-positions mortgage assets at central banks.

On balance sheet encumbered and unencumbered assets
	Encumbered with counterparties other than central banks			Pre- positioned and encumbered assets held with central banks	Unencumbered assets not pre-positioned with central banks
	Securitisations and covered bonds	Other	Total		Readily realisable[1]	Other realisable assets[2]	Cannot be used[3]	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Cash and balances at central banks	—	—	—	—	70,275	—	6,145	76,420	76,420
Financial assets at fair value through profit or loss[4]	42	4,344	4,386	—	1,975	—	200,410	202,385	206,771
Derivative financial instruments	—	—	—	—	—	—	22,051	22,051	22,051
Loans and advances to banks	—	—	—	—	1,419	4,784	798	7,001	7,001
Loans and advances to customers	20,952	2,319	23,271	155,405	10,177	176,344	83,370	269,891	448,567
Reverse repurchase agreements	—	—	—	—	—	—	54,753	54,753	54,753
Debt securities	—	1,114	1,114	—	3,999	—	1,722	5,721	6,835
Financial assets at amortised cost	20,952	3,433	24,385	155,405	15,595	181,128	140,643	337,366	517,156
Financial assets at fair value through other comprehensive income	—	8,085	8,085	—	19,812	—	240	20,052	28,137
Other[5]	—	—	—	—	—	500	35,490	35,990	35,990
Total assets	20,994	15,862	36,856	155,405	107,657	181,628	404,979	694,264	886,525
At 31 December 2020
Cash and balances at central banks	—	—	—	—	66,248	—	7,009	73,257	73,257
Financial assets at fair value through profit or loss[4]	47	6,245	6,292	—	1,424	—	183,453	184,877	191,169
Derivative financial instruments	—	—	—	—	—	—	29,613	29,613	29,613
Loans and advances to banks	—	1	1	—	2,087	4,483	1,489	8,059	8,060
Loans and advances to customers	28,089	4,901	32,990	116,858	13,069	191,456	85,827	290,352	440,200
Reverse repurchase agreements	—	—	—	—	—	—	61,329	61,329	61,329
Debt securities	—	942	942	364	2,271	—	1,828	4,099	5,405
Financial assets at amortised cost	28,089	5,844	33,933	117,222	17,427	195,939	150,473	363,839	514,994
Financial assets at fair value through other comprehensive income	—	6,655	6,655	—	20,589	—	359	20,948	27,603
Other[5]	—	—	—	—	—	654	33,979	34,633	34,633
Total assets	28,136	18,744	46,880	117,222	105,688	196,593	404,886	707,167	871,269
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
3The following assets are classified as unencumbered - cannot be used: assets held within the Group’s Insurance businesses which are generally held to either back liabilities to policyholders or to support the solvency of the Insurance subsidiaries; assets held within consolidated limited liability partnerships which provide security for the Group’s obligations to its pension schemes; assets segregated in order to meet the Financial Resilience requirements of the PRA’s Supervisory Statement 9/6 ‘Operational Continuity in Resolution’; assets pledged to facilitate the use of intra-day payment and settlement systems; and reverse repos and derivatives balance sheet ledger items.
4Contains assets measured at fair value through profit or loss arising from contracts held with reinsurers, previously included within other assets; comparatives have been presented consistently.
5Other comprises: items in the course of collection from banks; investment properties; goodwill; value of in-force business; other intangible assets; tangible fixed assets; current tax recoverable; deferred tax assets; retirement benefit assets; investments in joint ventures and associates and other assets; comparatives have been presented consistently.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
FUNDING AND LIQUIDITY RISK – CONTRACTUAL CASH OBLIGATIONS
At 31 December 2021, the Group had contractual cash obligations in respect of dated subordinated liabilities of £10,785 million of which £5,770 million matures in less than five years; the Group also had £78,089 million of outstanding debt securities in issue of which £59,861 million matures in less than five years. At 31 December 2021, the Group’s obligations in respect of lease liabilities and capital commitments totalled £2,509 million and the Group had other purchase obligations totalling £5,359 million. Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of approximately £1.1 billion to these schemes in 2022.
At 31 December 2021, Lloyds Banking Group also had £2,323 million of preference shares, preferred securities and undated subordinated liabilities outstanding.
At 31 December 2021, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary companies, particularly Lloyds Bank plc and Scottish Widows Group Limited, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds Bank to pay dividends going forward, or for Lloyds Bank or other Lloyds Banking Group companies to make loans to Lloyds Banking Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.
OFF-BALANCE SHEET ARRANGEMENTS
A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments and guarantees at 31 December 2021 is included in note 51 to the financial statements. These commitments and guarantees are not included in Lloyds Banking Group’s consolidated balance sheet.
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
Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2021, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation programme, Cancara. This is funded in the global asset-backed commercial paper market. The assets and obligations of the programme are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset- backed commercial paper liquidity support facilities on commercial terms to the programme, for use should the issuer be unable to roll over maturing commercial paper or obtain alternative sources of funding.
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
EXPOSURES
A capital risk event arises when the Group has insufficient capital resources to support its strategic objectives and plans, and to meet both regulatory and external stakeholder requirements and expectations. This could arise due to a depletion of the Group’s capital resources as a result of the crystallisation of any of the risks to which it is exposed, or through a significant increase in risk-weighted assets as a result of rule changes or economic deterioration. Alternatively a shortage of capital could arise from an increase in the minimum requirements for capital, leverage or MREL either at Group, Ring-Fenced Bank (RFB) sub-group or regulated entity level. The Group’s capital management approach is focused on maintaining sufficient and appropriate capital resources across all regulated levels of its structure in order to prevent such exposures while optimising value for shareholders.
MEASUREMENT
The Group maintains capital levels across all regulated entities commensurate with a prudent level of solvency to achieve financial resilience and market confidence. To support this, capital risk appetite is calibrated by taking into consideration both an internal view of the amount of capital to hold as well as external regulatory requirements.
Under UK law, EU capital rules that existed on 31 December 2020 continue to apply to the Group following the end of the transition period for the UK's withdrawal from the European Union, subject to the temporary transitional powers (TTP) granted to the Prudential Regulation Authority (PRA) which extend until 31 March 2022. The Group continues to therefore measure both its capital requirements and the amount of capital resources it holds to meet those requirements through applying the regulatory framework defined by the Capital Requirements Directive and Regulation (CRD IV), as amended by revisions to the Capital Requirements Directive implemented in December 2020 (CRD V) and by those provisions of the revised Capital Requirements Regulation (CRR II) that came into force in June 2019 and December 2020. The requirements are implemented in the UK by the PRA and supplemented through additional regulation under the PRA Rulebook and associated statements of policy, supervisory statements and other guidance.
The remaining provisions of CRR II will apply in the UK from 1 January 2022 and have been largely enacted via the PRA Rulebook.
Further details of the regulatory capital and leverage frameworks to which the Group is subject, including the means by which its capital and leverage requirements and capital resources are calculated, will be provided in the Group’s Pillar 3 disclosures.
The minimum amount of total capital, under Pillar 1 of the regulatory capital framework, is set at 8 per cent of total risk-weighted assets. At least 4.5 per cent of risk-weighted assets are required to be covered by common equity tier 1 (CET1) capital and at least 6 per cent of risk-weighted assets are required to be covered by tier 1 capital. These minimum Pillar 1 requirements are supplemented by additional minimum requirements under Pillar 2A of the regulatory capital framework, the aggregate of which is referred to as the Group’s Total Capital Requirement (TCR), and a number of regulatory capital buffers as described below.
Additional minimum requirements under Pillar 2A are set by the PRA as a firm-specific Individual Capital Requirement (ICR) reflecting a point in time estimate, which may change over time, of the minimum amount of capital to cover risks that are not fully covered by Pillar 1, such as credit concentration and operational risk, and those risks not covered at all by Pillar 1, such as pensions and interest rate risk in the banking book (IRRBB). During the year the PRA reduced the Group’s nominal Pillar 2A capital requirement, which was the equivalent of around 3.7 per cent of risk-weighted assets as at 31 December 2021, of which the minimum amount to be met by CET1 capital was the equivalent of around 2.1 per cent of risk-weighted assets. During 2022, the PRA will revert to setting a variable amount for the Group's
Pillar 2A capital requirement (being a set percentage of risk-weighted assets), with fixed add-ons for certain risk types.
In line with PRA policy, the Group's Pillar 2A capital requirement includes a reduction linked to the setting of a 2 per cent UK countercyclical capital buffer (CCyB) rate under normal conditions, as defined by the Bank of England's Financial Policy Committee (FPC). This reduction is currently fully offset by other regulatory capital buffers at the CET1 capital level, whilst the UK CCyB rate remains at nil and will be expected to unwind going forward as and when the UK CCyB rate increases to 2 per cent.
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
•The O-SII buffer applies to the Group's RFB sub-group and is currently set at 2.0 per cent of the RFB sub-group's risk-weighted assets. The size of the buffer applied to the RFB sub-group is dependent upon the level of its total assets. The O-SII buffer equates to 1.7 per cent of risk-weighted assets at Group level, with the difference reflecting the risk-weighted assets of the Group that are not in the RFB sub-group and for which the O-SII buffer does not therefore apply. It is the PRA's policy to include this in the Group's PRA Buffer. The next review of the RFB sub-group's O-SII buffer will take place in December 2023, based upon end-2022 financial results, with any changes applying from 1 January 2025. The FPC is proposing to amend the O-SII buffer framework in order to change the metric for determining the buffer rate from total assets to the UK leverage exposure measure.
The capital conservation buffer (CCB) is a standard buffer of 2.5 per cent of risk-weighted assets designed to provide for losses in the event of stress.
The countercyclical capital buffer (CCyB) is time-varying and is designed to require banks to hold additional capital to remove or reduce the build-up of systemic risk in times of credit boom, providing additional loss absorbing capacity and acting as an incentive for banks to constrain further credit growth. The amount of the buffer is determined by reference to buffer rates applied by the FPC for the individual countries where the Group has relevant credit exposures. The CCyB rate for the UK is currently set at 0 per cent as a result of the measures introduced by UK regulators during the first half of 2020 in response to COVID-19. In December 2021 the FPC announced that the UK CCyB rate will increase to 1 per cent in December 2022, with an expectation that it will increase to 2 per cent in Q2 2023 if the economy continues to recover broadly in line with the Bank of England's central projections and upon the assumption there is no significant change to the financial stability outlook.
Given the Group’s UK focused business model, the Group's CCyB at 31 December 2021 was around 0 per cent of risk-weighted assets. The FPC announcement on the future increases in the UK CCyB rate would represent an equivalent increase in the Group's CCyB to 0.9 per cent in December 2022 and 1.8 per cent in Q2 2023, based upon the position of the Group at 31 December 2021.
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
Under previous Bank of England stress tests, the BoE has taken action to avoid an unwarranted de facto increase in capital requirements that could result from the interaction of IFRS 9. The stress hurdle rates for banks participating in past exercises were adjusted to recognise the additional resilience provided by the earlier provisions taken under IFRS 9. A similar approach was applied for the 2021 solvency stress

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
test. The BofE is continuing to work on a more enduring treatment of IFRS 9 for the purposes of future stress tests and collected additional data during the 2021 solvency stress test which could help inform a future approach.
All buffers are required to be met with CET1 capital. Usage of the PRA Buffer would trigger a dialogue between the Group and the PRA to agree what action is required whereas a breach of the combined buffer (all other regulatory buffers, as referenced above) would give rise to mandatory restrictions upon any discretionary capital distributions. The PRA has previously communicated its expectation that banks' capital and liquidity buffers can be drawn down as necessary to support the real economy through a shock and that sufficient time would be made available to restore buffers in a gradual manner.
In addition to the risk-based capital framework outlined above, the Group is also subject to minimum capital requirements under the UK Leverage Ratio Framework. The leverage ratio is calculated by dividing fully loaded tier 1 capital resources by the leverage exposure which is a defined measure of on-balance sheet assets and off-balance sheet items.
The minimum leverage ratio requirement under the UK Leverage Ratio Framework is 3.25 per cent. This is supplemented by a time-varying countercyclical leverage buffer (CCLB) which is determined by multiplying the leverage exposure measure by 35 per cent of the countercyclical capital buffer (CCYB) rate. As at 31 December 2021 the CCLB for the Group was 0 per cent. Following the FPC's announcements on the planned increase of the UK CCyB rate, the Group's CCLB would be expected to increase to 0.3 per cent in December 2022 and 0.6 per cent in Q2 2023, based upon the position of the Group at 31 December 2021. An additional leverage ratio buffer (ALRB) of 0.7 per cent applies to the RFB sub-group and is determined by multiplying the RFB sub-group leverage exposure measure by 35 per cent of the O-SII buffer. This equates to 0.6 per cent of the total leverage exposure measure at Group level.
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
Regular monitoring of the capital position is undertaken by a range of committees, including Group Capital Risk Committee (GCRC), Group Financial Risk Committee (GFRC), Group and Ring-Fenced Banks Asset and Liability Committees (GALCO), Group and Ring-Fenced Banks Risk Committees (GRC), Board Risk Committee (BRC) and the Board. This includes reporting of actual ratios against forecasts and risk appetite, base case and stress scenario projected ratios, and review of early warning indicators and assessment against the Capital Contingency Framework.
The regulatory framework within which the Group operates continues to evolve and further detail on this will be provided in the Group’s Pillar 3 disclosures.
The Group continues to monitor prudential developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation and management actions, the Group continues to maintain a strong capital position that exceeds both minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.
Target capital ratios
The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent plus a management buffer of around 1 per cent.
This takes into account, amongst other things:
•The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets
•The Group’s Pillar 2A capital requirement set by the PRA. During the year the PRA reduced the Group’s nominal Pillar 2A capital requirement, of which the minimum amount to be met by CET1 capital was the equivalent of around 2.1 per cent of risk-weighted assets as at 31 December 2021
•The Group’s current CCyB requirement which is around 0 per cent of risk-weighted assets
•The CCB requirement of 2.5 per cent of risk-weighted assets
•The RFB sub-group’s O-SII buffer of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level
•The Group’s PRA Buffer
•The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year to year earnings movements
Dividend policy
The Group has in place a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return surplus capital through buybacks or special dividends.
Surplus capital represents capital over and above the amount management wish to retain to grow the business, meet current and future regulatory requirements and cover uncertainties. The amount of required capital may vary from time to time depending on circumstances and by its nature there can be no guarantee that any return of surplus capital will be made.
Given the Group's financial performance and capital position at the year end, the Board has recommended a final ordinary dividend of 1.33 pence per share. This is in addition to the interim ordinary dividend of 0.67 pence per share that was announced in the 2021 half year results. The recommended total ordinary dividend per share for 2021 is therefore 2.00 pence per share. The Group also intends to implement a share buyback of up to £2.0 billion which will commence as soon as is practicable and is expected to be completed by 31 December 2022.
The Board remains committed to future capital returns. Going forward, the Board intends to maintain its progressive and sustainable ordinary dividend policy alongside further surplus capital distributions at the end of the year as appropriate. The Board will continue to give due consideration at year end to the size of the final dividend

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
payment and to the return of any surplus capital based upon the circumstances at the time.
The ability of the Group to pay a dividend is also subject to constraints including the availability of distributable reserves, legal and regulatory restrictions and the Group's financial and operating performance.
Distributable reserves are determined as required by the Companies Act 2006 by reference to a company’s individual financial statements. At 31 December 2021 Lloyds Banking Group plc (‘the Company’) had accumulated distributable reserves of approximately £13 billion. Substantially all of the Company’s merger reserve is available for distribution under UK company law as a result of transactions undertaken to recapitalise the Company in 2009.
Lloyds Banking Group plc acts as a holding company which also issues capital and other securities to capitalise and fund the activities of the Group. The profitability of the holding company, and its ability to sustain dividend payments, is therefore dependent upon the continued receipt of dividends and interest from its main operating subsidiaries, including Lloyds Bank plc (the Ring-Fenced Bank), Lloyds Bank Corporate Markets plc (the non-ring-fenced bank), LBG Equity Investments Limited and Scottish Widows Group Limited (the insurance business). The principal operating subsidiary is Lloyds Bank plc which, at 31 December 2021, had a consolidated CET1 capital ratio that exceeded minimum regulatory requirements and internal risk appetite levels. A number of Group subsidiaries, principally those with banking and insurance activities, are subject to regulatory capital requirements which require minimum amounts of capital to be maintained relative to their size and risk. The Group actively manages the capital of its subsidiaries, which includes monitoring the regulatory capital ratios for its banking and insurance subsidiaries and, on a consolidated basis, the RFB sub-group against approved risk appetite levels. The Group operates a formal capital management policy which requires all subsidiary entities, subject to agreement by their governing bodies, to remit surplus capital to their parent companies.
Minimum requirement for own funds and eligible liabilities (MREL)
Global systemically important banks (G-SIBs) are subject to an international standard on total loss absorbing capacity (TLAC). The standard, which first applied from 1 January 2019, is designed to enhance the resilience of the global financial system by ensuring that failing G-SIBs have sufficient capital to absorb losses and recapitalise under resolution, whilst continuing to provide critical banking services.
In the UK, the Bank of England has implemented the requirements of the international TLAC standard through the establishment of a framework which sets out minimum requirements for own funds and eligible liabilities (MREL). The purpose of MREL is to require firms to maintain sufficient own funds and eligible liabilities that are capable of credibly bearing losses or recapitalising a bank whilst in resolution. MREL can be satisfied by a combination of regulatory capital and certain unsecured liabilities (which must be subordinate to a firm’s operating liabilities).
Although the Group is not classified as a G-SIB it is subject to the Bank of England's MREL framework, including the statement of policy on MREL (the 'MREL SoP') which requires the Group to maintain a minimum level of MREL resources.
Under the requirements of the framework, the Group operates a single point of entry (SPE) resolution strategy, with Lloyds Banking Group plc as the designated resolution entity.
Applying the MREL SoP to minimum capital requirements at 31 December 2021, the Group’s transitional MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus Pillar 2A, equivalent to 19.7 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.
On 1 January 2022 the Group's MREL, excluding regulatory capital and leverage buffers, increased to the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 23.5 per cent of risk-weighted assets as based upon minimum capital requirements at 31 December 2021, or 6.5 per cent of the UK leverage ratio exposure measure.
In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.
The Bank of England completed a review of its existing approach to setting MREL in December 2021 and has published a revised approach which became effective and binding on the Group from 1 January 2022. There has been no change to the basis for determining the Group's MREL.
Internal MREL also apply to the Group’s material sub-groups and entities, including the RFB sub-group, Lloyds Bank plc, Bank of Scotland plc and Lloyds Bank Corporate Markets plc.
Analysis of capital position
The Group’s CET1 capital ratio (after announced distributions) increased by 15 basis points over the year to 16.3 per cent on an adjusted basis (31 December 2020: 16.2 per cent), reflecting a strong capital build on an adjusted basis of 210 basis points for the year, offset by 185 basis points in respect of the full year ordinary dividend and the announced ordinary share buyback programme and a further 10 basis points for variable pension contributions made to the Group's main defined benefit pensions schemes in December.
The adjusted capital build of 210 basis points included the following:
•Statutory banking profitability including the impact of the impairment credit, net of the associated IFRS 9 transitional relief reduction, of 191 basis points. The reduction in transitional relief included 5 basis points for the phased reduction of static relief
•A further 16 basis points for the £300 million final dividend received from the Insurance business in February 2022 in respect of its full year 2021 results
•A reduction in risk-weighted assets generating an increase equivalent to 58 basis points
•Offset by fixed pension contributions made to the defined benefit pension schemes of 41 basis points and other movements of 14 basis points which includes around 30 basis points for the impact of the equity provided to Insurance to fund the acquisition of Embark
Excluding the Insurance dividend received in February 2022 and the impact of the announced ordinary share buyback programme, the Group's CET1 capital ratio at 31 December 2021 was 17.3 per cent (31 December 2020: 16.2 per cent).
The capital impact of 77 basis points for the full year ordinary dividend of £1,420 million reflects both the interim ordinary dividend of 0.67 pence per share paid in September 2021 and an accrual for foreseeable ordinary dividends representing the recommended final ordinary dividend for 2021 of 1.33 pence per share.
The CET1 capital ratio on an adjusted basis includes an accrual of £2 billion for the full amount of the announced ordinary share buyback programme, equivalent to 2.82 pence per share and a reduction of 108 basis points. The buyback will commence as soon as is practicable and the full impact will be accrued for through the Group's actual capital position upon announcement.
The Group continues to apply the revised IFRS 9 transitional arrangements for capital which provide for temporary capital relief for the increase in accounting impairment provisions following the initial implementation of IFRS 9 (‘static’ relief) and subsequent relief for any increases in Stage 1 and Stage 2 expected credit losses since 1 January 2020 (‘dynamic’ relief). The transitional arrangements do not cover Stage 3 expected credit losses. The total CET1 capital relief recognised at 31 December 2021 amounted to 40 basis points.
On 1 January 2022, the CET1 capital ratio on an adjusted basis reduced by around 230 basis points to 14.0 per cent, reflecting the following:
•An increase in risk-weighted assets to £212 billion on an adjusted basis, in addition to other related modelled impacts on CET1 capital, following the implementation of new CRD IV mortgage, retail unsecured and commercial banking models to meet revised regulatory standards for modelled outputs and the UK implementation of the remainder of CRR 2 which includes a new standardised approach for measuring counterparty credit risk (SA-CCR). These were partially offset by the removal of risk-weighted assets linked to the reversal of the revised treatment that had previously been applied to intangible software assets and other movements. The new CRD IV models are subject to finalisation

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
and approval by the PRA and therefore uncertainty over the final impact remains
•An increase in intangible software assets deducted from CET1 capital following the reversal of the revised treatment
•A reduction in IFRS 9 relief reflecting both phasing under the transitional arrangements and the impact of the new CRD IV models. The remaining relief on 1 January 2022 amounted to around 10 basis points
During 2021, the transitional total capital ratio increased to 23.6 per cent (31 December 2020: 23.3 per cent) largely reflecting the increase in CET1 capital, the issuance of a new tier 2 capital instrument and the reduction in risk-weighted assets. This was offset in part by the reduction in transitional limits applied to legacy tier 1 and tier 2 capital instruments, the impact of movements in rates and regulatory amortisation and the net outcome of the revised regulatory classification and exchange and tender offer exercises applied to the Group's legacy preference shares.
The Group's transitional minimum requirement for own funds and eligible liabilities (MREL) ratio increased to 37.2 per cent (31 December 2020: 36.4 per cent), largely reflecting the reduction in risk-weighted assets, offset in part by a reduction in other eligible liabilities.
The UK leverage ratio remained at 5.8 per cent (31 December 2020: 5.8 per cent) as the reduction in the fully loaded total tier 1 capital position was offset by the reduction in the leverage exposure measure, the latter primarily reflecting movements in securities financing transactions and off-balance sheet items, net of increased balance sheet lending.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Total capital requirement
The Group's total capital requirement (TCR) as at 31 December 2021, being the aggregate of the Group's Pillar 1 and current Pillar 2A capital requirements, was £22,986 million (31 December 2020: £23,918 million).
Capital resources
An analysis of the Group’s capital position as at 31 December 2021 is presented in the following section on both a transitional arrangements basis and a fully loaded basis in respect of legacy capital securities that were subject to grandfathering provisions prior to 1 January 2022. In addition the Group’s capital position under both bases reflects the application of the separate transitional arrangements for IFRS 9.
The table below summarises the consolidated capital position of the Group. The Group’s Pillar 3 Report will provide a comprehensive analysis of the own funds of the Group.

Capital resources (audited)
	Transitional		Fully loaded
	At 31 Dec 2021	At 31 Dec 2020	At 31 Dec 2021	At 31 Dec 2020
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	47,011	43,278	47,011	43,278
Adjustment to retained earnings for foreseeable dividends	(947)	(404)	(947)	(404)
Deconsolidation adjustments[1]	2,486	2,333	2,486	2,333
Adjustment for own credit	133	81	133	81
Cash flow hedging reserve	457	(1,629)	457	(1,629)
Other adjustments[2]	414	1,721	414	1,721
	49,554	45,380	49,554	45,380
less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,026)	(3,120)	(3,026)	(3,120)
Prudent valuation adjustment	(457)	(445)	(457)	(445)
Excess of expected losses over impairment provisions and value adjustments	—	—	—	—
Removal of defined benefit pension surplus	(3,200)	(1,322)	(3,200)	(1,322)
Significant investments[1]	(4,573)	(4,109)	(4,573)	(4,109)
Deferred tax assets	(4,483)	(3,562)	(4,483)	(3,562)
Common equity tier 1 capital	33,815	32,822	33,815	32,822
Additional tier 1
Other equity instruments	5,879	5,881	5,879	5,881
Preference shares and preferred securities[3]	2,149	2,705	—	—
Transitional limit and other adjustments	(1,598)	(1,604)	—	—
	6,430	6,982	5,879	5,881
less: deductions from tier 1
Significant investments[1]	(1,100)	(1,138)	(1,100)	—
Total tier 1 capital	39,145	38,666	38,594	38,703
Tier 2
Other subordinated liabilities[3]	10,959	11,556	10,959	11,556
Deconsolidation of instruments issued by insurance entities[1]	(1,753)	(1,892)	(1,753)	(1,892)
Adjustments for transitional limit and non-eligible instruments	735	1,474	(722)	(1,346)
Amortisation and other adjustments	(1,791)	(1,694)	(1,791)	(1,694)
	8,150	9,444	6,693	6,624
less: deductions from tier 2
Significant investments[1]	(961)	(942)	(961)	(2,080)
Total capital resources	46,334	47,168	44,326	43,247

Risk-weighted assets (unaudited)	195,967	202,747	195,967	202,747

Common equity tier 1 capital ratio	17.3%	16.2%	17.3%	16.2%
Tier 1 capital ratio	20.0%	19.1%	19.7%	19.1%
Total capital ratio	23.6%	23.3%	22.6%	21.3%
1For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (via ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.
2Includes an adjustment applied to reserves to reflect the application of the IFRS 9 transitional arrangements for capital.
3Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Movements in capital resources
The key difference between the transitional capital calculation as at 31 December 2021 and the fully loaded equivalent is primarily related to legacy capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under the regulation, and which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduced by 10 per cent per annum until 2022. From 1 January 2022, legacy capital securities will cease to be recognised as eligible regulatory capital, with the exception of securities that qualify for the extended transitional rules under CRR II. As of 31 December 2021, the Group has a single legacy capital security that qualifies for the extension which will allow it to be recognised as tier 2 capital until June 2025.
Following a debt restructure by the Insurance business during the year, the Group's previous holdings in certain legacy capital instruments issued by Scottish Widows Group Limited have been replaced with new instruments that are fully eligible under Solvency II requirements. These include the issue of Restricted Tier 1 (RT1) and tier 2 capital instruments to the Group which are subsequently deducted from the Group's tier 1 and tier 2 capital positions respectively on both a transitional and fully loaded basis.
The key movements on a transitional capital basis are set out in the table below.

Movements in capital resources
	Common equity tier 1	Additional tier 1	Tier 2	Total capital
	£m	£m	£m	£m
At 31 December 2020	32,822	5,844	8,502	47,168
Banking business profits[1]	5,919	—	—	5,919
Foreseeable dividend accrual[2]	(947)	—	—	(947)
Interim dividend paid out on ordinary shares during the year	(473)	—	—	(473)
IFRS 9 transitional adjustment to retained earnings	(1,340)	—	—	(1,340)
Movement in treasury shares and employee share schemes	169	—	—	169
Pension contributions	(944)	—	—	(944)
Fair value through other comprehensive income reserve	164	—	—	164
Deferred tax asset	(921)	—	—	(921)
Goodwill and other intangible assets	94	—	—	94
Significant investments	(464)	38	(19)	(445)
Movements in other equity, subordinated liabilities, other tier 2 items and related adjustments	—	(552)	(1,294)	(1,846)
Distributions on other equity instruments	(429)	—	—	(429)
Other equity reserves and other movements[3]	165	—	—	165
At 31 December 2021	33,815	5,330	7,189	46,334
1Under the regulatory capital framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2Reflects the accrual for the final 2021 ordinary dividend. Excludes the reversal of the brought forward accrual for the 2020 full year ordinary dividend which was paid out during the year.
3Includes other pension movements.

CET1 capital resources have increased by £993 million over the year, primarily reflecting underlying banking business profits, with the impairment credit more than offset by the partial unwind of IFRS 9 transitional relief. Further offsets comprised of the following:
•the interim ordinary dividend paid out in September 2021 and the accrual for the final 2021 ordinary dividend
•distributions on other equity instruments
•pension contributions made to the defined benefit pension schemes
•an increase in significant investments deducted from capital reflecting the equity provided to Insurance to fund the acquisition of Embark Group
•an increase in deferred tax assets deducted from capital which primarily reflects the remeasurement of deferred tax assets following the announced increase in the UK corporation tax rate from 1 April 2023. The remeasurement has a limited overall capital benefit as the tax credit through banking profits is largely offset by the increase in the deferred tax asset deduction
AT1 capital resources have reduced by £514 million over the year, primarily reflecting the annual reduction in the transitional limit applied to legacy AT1 capital instruments.
Tier 2 capital resources have reduced by £1,313 million over the year, largely reflecting the application of the reduced transitional limit applied to legacy tier 2 capital instruments, the impact of movements in rates and regulatory amortisation and the net outcome of the revised regulatory classification and exchange and tender offer exercises applied to the Group's legacy preference shares.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
An analysis of the Group’s current transitional MREL resources is provided below.

Minimum requirement for own funds and eligible liabilities (MREL)
	Transitional[1]
	At 31 Dec 2021	At 31 Dec 2020
	£m	£m
Total capital resources (transitional basis)	46,334	47,168
Ineligible AT1 and tier 2 instruments[2]	(163)	(582)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	713	194
Other eligible liabilities issued by Lloyds Banking Group plc[3]	26,070	26,946
Total MREL resources[1]	72,954	73,726
Risk-weighted assets	195,967	202,747
MREL ratio	37.2%	36.4%
Leverage exposure measure	664,362	666,070
MREL leverage ratio	11.0%	11.1%
1Until 2022, externally issued regulatory capital in operating entities can count towards the Group’s MREL resources to the extent that such capital would count towards the Group's consolidated capital resources.
2Instruments with less than or equal to one year to maturity or governed under non-UK law without a contractual bail-in clause.
3Includes senior unsecured debt.
Total MREL resources reduced by £772 million, driven by a reduction in other eligible liabilities, partly offset by net tier 2 adjustments. The reduction in other eligible liabilities reflected movements in rates and the removal of a senior unsecured debt instrument with less than one year to maturity, partially offset by the issuance of new senior unsecured debt.

Risk-weighted assets
	At 31 Dec 2021	At 31 Dec 2020
	£m	£m
Foundation Internal Ratings Based (IRB) Approach	47,255	50,435
Retail IRB Approach	65,450	65,225
Other IRB Approach	17,022	17,747
IRB Approach	129,727	133,407
Standardised (STA) Approach	20,639	23,596
Credit risk	150,366	157,003
Counterparty credit risk	5,029	5,630
Contributions to the default funds of central counterparties	357	436
Credit valuation adjustment risk	678	679
Operational risk	24,025	24,865
Market risk	3,153	2,207
Total risk-weighted assets (excluding threshold)	183,608	190,820
Threshold risk-weighted assets[1]	12,359	11,927
Total risk-weighted assets	195,967	202,747
1Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Risk-weighted assets movement by key driver
	Credit risk IRB	Credit risk STA	Credit risk total[1]	Counterparty credit risk[2]	Market risk	Operational risk	Total
	£m	£m	£m	£m	£m	£m	£m
Total risk-weighted assets at 31 December 2020							202,747
Less threshold risk-weighted assets[3]							(11,927)
Risk-weighted assets at 31 December 2020	133,407	23,596	157,003	6,745	2,207	24,865	190,820
Asset size	(3,258)	(737)	(3,995)	(380)	—	—	(4,375)
Asset quality	841	(242)	599	(124)	—	—	475
Model updates	—	—	—	—	483	—	483
Methodology and policy	(1,109)	(1,919)	(3,028)	—	(1)	—	(3,029)
Movements in risk levels (market risk only)	—	—	—	—	464	—	464
Foreign exchange movements	(154)	(59)	(213)	(177)	—	—	(390)
Other	—	—	—	—	—	(840)	(840)
Risk-weighted assets as at 31 December 2021	129,727	20,639	150,366	6,064	3,153	24,025	183,608
Threshold risk-weighted assets[3]							12,359
Risk-weighted assets as at 31 December 2021							195,967
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
Credit risk, risk-weighted assets:
•Asset size reduction of £4.0 billion predominantly reflects increased levels of optimisation in Commercial Banking and lower unsecured balances, partially offset by increased mortgage lending
•Asset quality increase of £0.6 billion reflects the impact of retail model calibrations with limited credit migration in part due to the benefit of House Price Index increases
•Methodology and policy changes of £3.0 billion include reductions in risk-weighted assets through securitisation activity, other optimisation activity and enhanced identification of SME exposures
Counterparty credit risk, risk-weighted assets: reduced by £0.7 billion predominantly due to movements in market rates during the period.
Market risk, risk-weighted assets: increased by £1.0 billion driven by an increase in IBOR transition related Risks Not in VaR (RNIVs), capital multiplier increases due to IBOR related activities and increased market volatility in the fourth quarter resulting in backtesting overshoots.
Operational risk, risk-weighted assets: reduced by £0.8 billion due to a reduction in 3 year average income levels.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Leverage ratio
Analysis of leverage movements
The Group’s fully loaded UK leverage ratio has remained at 5.8 per cent, with the impact of the reduction in the fully loaded total tier 1 capital position offset by the £1.7 billion reduction in the exposure measure which largely reflected movements in securities financing transactions and off-balance sheet items, net of increased balance sheet lending.
Following a direction received from the PRA during 2020 the Group is permitted to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) from the leverage exposure measure.
The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, increased by £2.4 billion during the year, largely reflecting lower cash collateral adjustments, partially offset by reductions in both the replacement cost (reflecting market movements) and the regulatory potential future exposure (reflecting trade compressions through central counterparties).
The securities financing transactions (SFT) exposure measure, representing SFT assets per the balance sheet net of deconsolidation and other SFT adjustments, reduced by £4.4 billion during the year, reflecting a reduction in volumes.
Off-balance sheet items reduced by £3.4 billion during the year, reflecting net reductions in both corporate facilities and residential mortgage offers placed and other optimisation activity.
The average UK leverage ratio was 5.8 per cent over the quarter, consistent with the positions at the start and end of the quarter. This reflected a higher average exposure measure which was broadly offset by the average fully loaded total tier 1 capital position.
The table below summarises the component parts of the Group's leverage ratio.

Leverage ratio
	Fully loaded
	At 31 Dec 2021	At 31 Dec 2020
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	33,815	32,822
Additional tier 1 capital	4,779	5,881
Total tier 1 capital	38,594	38,703
Exposure measure
Statutory balance sheet assets
Derivative financial instruments	22,051	29,613
Securities financing transactions	69,673	74,322
Loans and advances and other assets	794,801	767,334
Total assets	886,525	871,269
Qualifying central bank claims	(72,741)	(67,093)
Deconsolidation adjustments[1]
Derivative financial instruments	(166)	(1,549)
Loans and advances and other assets	(186,965)	(171,183)
Total deconsolidation adjustments	(187,131)	(172,732)
Derivatives adjustments
Adjustments for regulatory netting	(9,605)	(12,444)
Adjustments for cash collateral	(4,713)	(12,679)
Net written credit protection	268	455
Regulatory potential future exposure	10,544	12,535
Total derivatives adjustments	(3,506)	(12,133)
Securities financing transactions adjustments	1,946	1,713
Off-balance sheet items	57,496	60,882
Regulatory deductions and other adjustments[2]	(18,227)	(15,836)
Total exposure measure	664,362	666,070
Average exposure measure[3]	675,412
UK leverage ratio	5.8%	5.8%
Average UK leverage ratio[3]	5.8%
1Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, primarily the Group’s Insurance business.
2Includes adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) and the netting of regular-way purchases and sales awaiting settlement in accordance with CRR Article 500d.
3The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2021 to 31 December 2021). The average of 5.8 per cent compares to 5.8 per cent at the start and 5.8 per cent at the end of the quarter.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Application of IFRS 9 on a full impact basis for capital and leverage
	IFRS 9 full impact
	At 31 Dec 2021	At 31 Dec 2020
Common equity tier 1 (£m)	33,033	30,341
Transitional tier 1 (£m)	38,363	36,185
Transitional total capital (£m)	46,336	46,052
Total risk-weighted assets (£m)	195,874	201,800
Common equity tier 1 ratio (%)	16.9%	15.0%
Transitional tier 1 ratio (%)	19.6%	17.9%
Transitional total capital ratio (%)	23.7%	22.8%
UK leverage ratio exposure measure (£m)	663,580	663,590
UK leverage ratio (%)	5.7%	5.5%
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
As at 31 December 2021, static relief under the transitional arrangements amounted to £353 million (31 December 2020: £616 million) and dynamic relief amounted to £428 million (31 December 2020: £1,865 million) through CET1 capital.
Stress testing
The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme, the Group conducts a macroeconomic stress test of the Group's operating plan in the second half of the year to assess whether the Group's capital position is resilient to a further severe economic shock, over and above the stress experienced during the pandemic.
The Group also participates in stress tests run by the Bank of England which published the results of the most recent exercise in December 2021, showing that the Group had passed the stress test. The Bank of England calculated the Group’s CET1 capital ratio after the application of management actions to be 7.8 per cent, against the reference rate of 7.7 per cent, meaning the Group was not required by the regulator to undertake any capital actions. This shows the Group's resilience to a severe economic shock in addition to what had been experienced over 2020, as House Price Index (HPI) and Commercial Real Estate (CRE) values fell a further 33 per cent and unemployment peaked at 11.9 per cent in the Bank of England's theoretical stress scenario.
The Group participated in Part I of the Bank of England’s Climate Biennial Exploratory Stress test in 2021 and will leverage the experience gained through that exercise to further embed climate risk into risk management and stress testing activities.
G-SIB indicators
Although the Group is not currently classified as a Global Systemically Important Bank (G-SIB), by virtue of the Group’s leverage exposure measure exceeding €200 billion the Group is required to report G-SIB indicator metrics to the PRA. The Group’s indicator metrics used within the 2021 Basel G-SIBs annual exercise will be disclosed from April 2022 and the results are expected to be made available by the Basel Committee later this year.
Insurance business
The business transacted by the insurance companies within the Group comprises both life insurance business and General Insurance business. Life insurance comprises of unit-linked, non-profit and with-profits business.
Scottish Widows Limited (SW Ltd) holds the only with-profit fund managed by the Group. Each insurance company within the Group is regulated by the PRA.
The Solvency II regime for insurers and insurance groups came into force from 1 January 2016. Insurance is required to calculate solvency capital requirements and available capital on a risk-based approach. Insurance calculates regulatory capital on the basis of an internal model, which has been approved by the PRA.
The minimum required capital must be maintained at all times throughout the year. These capital requirements and the capital available to meet them are regularly estimated in order to ensure that capital maintenance requirements are being met.
All minimum regulatory requirements of the insurance companies have been met during the year.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INSURANCE UNDERWRITING RISK
DEFINITION
Insurance underwriting risk is defined as the risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour, leading to reductions in earnings and/or value.
EXPOSURES
The major source of insurance underwriting risk within the Group arises from the Insurance business.
Longevity and persistency are key risks within the life and pensions business. Longevity risk arises from the annuity portfolios where policyholders’ future cash flows are guaranteed at retirement and increases in life expectancy beyond current assumptions will increase the cost of annuities. Longevity risk exposures are expected to increase with the Insurance business growth in the annuity market. Customer behaviour may result in increased cancellations or cessation of contributions, giving rise to the persistency exposure.
The Group’s defined benefit pension schemes also expose the Group to longevity risk. For further information please refer to the defined benefit pension schemes component of the market risk section and note 34 to the financial statements.
Property insurance risk is a key risk within the General Insurance business, arising from home insurance. Exposures can arise, for example, from extreme weather conditions such as flooding, when property damage claims are higher than expected.
MEASUREMENT
Insurance underwriting risks are measured using a variety of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling. Current and potential future insurance underwriting risk exposures are assessed and aggregated across a range of stresses with risk measures based on 1-in-200 year stresses for the Insurance business' regulatory capital assessments and other supporting measures where appropriate, including those set out in note 31 to the financial statements.
MITIGATION
Insurance underwriting risk in the Insurance business is mitigated in a number of ways:
•Embedded Insurance processes for underwriting, claims management, pricing and product design
•Exposure limits by risk type are assessed through the business planning process and used as a control mechanism to ensure risks are taken within risk appetite
•Longevity risk transfer and hedging solutions are considered on a regular basis and since 2017 the Group has reinsured £4.2 billion of annuitant longevity. An established team of longevity and pricing experts supports the annuity proposition
•General Insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements spread over numerous reinsurers. Detailed modelling, including that of the potential losses under various catastrophe scenarios, supports the choice of reinsurance arrangements
MONITORING
Insurance underwriting risks in the Insurance business are monitored by Insurance senior executive committees and ultimately the Insurance Board. Significant risks from the Insurance business and the defined benefit pension schemes are reviewed by the Group Executive and Group Risk Committees and Board.
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
CHANGE/EXECUTION RISK
DEFINITION
Change/execution risk is defined as the risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability, and/or operate within the Group’s risk appetite.
EXPOSURES
Change/execution risks arise when the Group undertakes activities which require products, processes, people, systems or controls to change. These changes can be as a result of external drivers (for example, a new piece of regulation that requires the Group to put in place a new process or reporting) and/or internal drivers including business process changes, technology upgrades and strategic business or technology transformation.
MEASUREMENT
The Group currently measures change/execution risk against defined risk appetite metrics which are a combination of leading, quality and delivery indicators across the investment portfolio. These indicators are reported through internal governance structures and monthly execution metrics; which forms part of the Board risk appetite metrics, and are under ongoing evolution and enhancement to ensure ongoing support of the Group's change agenda.
MITIGATION
The Group takes a range of mitigating actions with respect to change/execution risk. These include the following:
•The Board establishes a Group-wide risk appetite and metric for change/execution risk
•Ensuring compliance with the change policy and associated policies and procedures, which set out the principles and key controls that apply across the business and are aligned to the Group risk appetite
•Businesses assess the potential impacts of undertaking any change activity on their ability to execute effectively, on customers and colleagues and on the potential consequences for existing business risk profiles
•The implementation of effective governance and control frameworks to ensure adequate controls are in place to manage change activity and act to mitigate the change/execution risks identified. These controls are monitored in line with the change policy and enterprise risk management framework
•Events and incidents related to change activities are escalated and managed appropriately in line with risk framework guidance
•Ensuring there are sufficient, appropriately skilled resources to support the safe delivery of the Group's current and future change portfolio
MONITORING
Change/execution risks are monitored and reported through to the Board and Group Governance Committees in accordance with the Group's enterprise risk management framework. Risk exposures are assessed monthly through established governance in both Group Transformation and Business Risk Committees with escalation to Executive Committees where required. Material change/execution related risk events or incidents are escalated in accordance with the Group operational risk policy and change policy. In addition there is oversight, challenge and reporting at Risk division level to support overall management of risks and ongoing effectiveness of controls.

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
Conduct risks can impact directly or indirectly on the Group's customers and could materialise from a number of areas across the Group, including:
•Business and strategic planning that does not sufficiently consider customer needs
•Ineffective development, management and monitoring of products, their distribution (including the sales process, fair value assessment and responsible lending criteria) and post- sales service (including the management of customers in financial difficulties)
•Unclear, unfair, misleading or untimely customer communications
•A culture that is not sufficiently customer-centric
•Poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes
•Ineffective identification, management and oversight of legacy conduct issues
•Ineffective management and resolution of customers’ complaints or claims
•Outsourcing of customer service and product delivery to third parties that do not have the same level of control, oversight and culture as the Group
There is a high level of scrutiny regarding financial institutions' treatment of customers, including those in vulnerable circumstances, from regulatory bodies, the media, politicians and consumer groups. The COVID-19 pandemic has magnified existing challenges, and brought new challenges for customers, affecting health, income and relationships. The Group continues to apply significant focus to its treatment of customers in financial difficulties to ensure fair outcomes.
The Group is also exposed to the risk of engaging in activities or failing to manage conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest.
There continues to be a significant focus on market misconduct, and action has been taken to move to risk-free rates following the ending of the majority of London Inter-bank Offered Rate (LIBOR) measures on 1st January 2022.
The Group continuously adapts to market developments that could pose heightened conduct risk, including: the potential for more customers in financial difficulties driven by the increased cost of living/evolving COVID-19 situation, ongoing scrutiny in ensuring transparency and fairness of pricing communications, increased expectation regarding fair customer treatment due to the introduction of the FCA's Consumer Duty in 2022, and ensuring victims of Authorised Push Payment Fraud receive fair outcomes.
MEASUREMENT
To articulate its conduct risk appetite, the Group has sought more granularity through the use of suitable Conduct Risk Appetite Metrics (CRAMs) and tolerances that indicate where it may be operating outside its conduct risk appetite.
CRAMs have been designed for services and products offered by the Group and are measured by a consistent set of common metrics. These contain a range of product design, sales and process metrics (including outcome testing outputs) to provide a more holistic view of conduct risks; some products also have a suite of additional bespoke metrics.
Each of the tolerances for the metrics are agreed for the individual product or service and are regularly tracked. At a consolidated level these metrics are part of the Board risk appetite. The Group has, and continues to, evolve its approach to conduct risk measurements, to include emerging conduct themes.
MITIGATION
The Group takes a range of mitigating actions with respect to conduct risk and remains focused on delivering a leading customer experience.
All three retail brands have now received Accessibility Standards accreditation from the Money and Mental Health Policy Institute in recognition of the Group's work to make services more accessible for customers with mental health problems. The Group’s ongoing commitment to fair customer outcomes sets the tone from the top and supports the development our values-led culture with customers at the heart, strengthening links between actions to support conduct, culture and customer and enabling more effective control management. Actions to encourage good conduct include:
•Conduct risk appetite established at Group and business area level, with metrics included in the Group risk appetite to ensure ongoing focus
•Simplified and enhanced conduct policies and procedures in place to ensure appropriate controls and processes that deliver fair customer outcomes, and support market integrity and competition requirements
•Customer needs considered through divisional customer plans, with integral conduct lens
•Cultural transformation: achieving a values-led culture through a consistent focus on behaviours to ensure the Group is transforming its culture for success in a digital world. This is supported by strong direction and tone from senior executives and the Board
•Continuous embedding of the customer vulnerability framework aligned with the FCA guidance on fair treatment of vulnerable customers launched in January 2021. Development and continued oversight of the implementation of the vulnerability strategy continues through the Group Customer Vulnerability Committee (GCVC) operating at a senior level to prioritise change, drive implementation and ensure consistency across the Group
•Robust product governance framework to ensure products continue to offer customers fair value, and consistently meet their needs throughout their product lifecycle
•Effective complaints management through responding to, and learning from, root causes of complaint volumes and Financial Ombudsman Service (FOS) change rates
•Review and oversight of thematic conduct agenda items at senior committees, ensuring holistic consideration of key Group-wide conduct risks
•Robust recruitment and training, with a continued focus on how the Group manages colleagues’ performance with clear customer accountabilities
•Ongoing engagement with third parties involved in serving the Group’s customers to ensure consistent delivery
•Monitoring and testing of customer outcomes to ensure the Group delivers fair outcomes for customers throughout the product and service lifecycle, and make continuous improvements to products, services and processes
•Continued focus on market conduct and member of the Fixed Income, Currencies and Commodities Markets Standard Board and committed to conducting its market activities consistent with the principles of the UK Money Markets code, the Global Precious Metals Code and the FX Global Code
•Adoption of robust change delivery methodology to enable prioritisation and delivery of initiatives to address conduct challenges
•Continued focus on proactive identification and mitigation of conduct risk in the Group's strategy

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
•Active engagement with regulatory bodies and other stakeholders to develop understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that the Group’s strategic conduct focus continues to meet evolving stakeholder expectations
•The Group closely monitors the outcomes of business banking customers, particularly those with COVID-19 response products (BBLS, CBILS) to ensure the appropriate support is in place
MONITORING
Conduct risk is governed through divisional risk committees and significant issues are escalated to the Group Risk Committee, in accordance with the Group's enterprise risk management framework, as well as through the monthly Consolidated Risk Report. Risk exposures are discussed at divisional risk committees, where oversight, challenge and reporting are completed to assess the effectiveness controls. Remedial action is recommended, if required. All material conduct risk events are escalated in accordance with the Group operational risk policy to the respective Business Managing Director/Head of Business.
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
EXPOSURES
Data risk is present in all aspects of the business where data is processed, both within the Group and by third parties including colleague and contractor, prospective and existing customer lifecycle and insight processes. Data risk manifests:
•When personal data is not gathered legally, for a legitimate purpose, or is not managed or protected from misuse and/or processed in a way that complies with General Data Protection Regulations (GDPR) and other data privacy regulatory obligations
•When data quality (accuracy, completeness, consistency, uniqueness, validity and timeliness) is not managed, resulting in data used in systems, processes and products not being fit for the intended purpose
•When data records are not created, retained, protected, destroyed, or retrieved appropriately
•When data governance fails to provide robust oversight of data decision-making and the control mechanisms to ensure strategies and management instructions are implemented effectively
•When data standards are not maintained across core data, data management risks are not managed and data-related issues are not remediated as a result of poor data management, resulting in inaccurate, incomplete data that is not available at the right time, to the right people, to enable business decisions to be made, and regulatory reporting requirements to be fulfilled
•When critical data mapping and data information standards are not followed, impacting compliance, traceability and understanding of data
MEASUREMENT
Data risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of data risk for the Group covering data governance, data management and data privacy and ethics. In addition to risk appetite measures and limits, data risks and controls are monitored and governed through Group and sub-group committees on a regular basis. Significant issues are escalated to the Group Risk Committee.
MITIGATION
Data risk is a key component of the Group's enterprise risk management framework, where the focus is on the end-to-end management of data risk. This ensures that risks are identified, assessed, managed, monitored and reported using the risk and control self-assessment process.
Investment continues to be made to enhance the maturity of data risk management. Examples include:
•Delivering a data strategy and data risk and control library to ensure data risks are managed within appetite
•Enhancing data quality, capability and awareness in data management and privacy
•Enhancing assurance of suppliers
•Delivering enhanced controls and processes for data retention and destruction, deleting large volumes of historic over-retained data
•Embedding data by design and ethics principles into the data science lifecycle and progressing opportunities to simplify the completion of privacy records impact assessments
MONITORING
Data risk is governed through Group and sub-group committees and significant issues are escalated to Group Risk Committee, in accordance with the Group’s enterprise risk management framework. Risk exposures are discussed at Group and sub-group committees, where oversight, challenge and reporting are completed to assess the effectiveness of controls and agree remedial actions. All material data risk events are escalated in accordance with the Group operational risk policy and data risk policies and, where personal data is concerned, the Group Data Protection Officer. In addition, Group-wide data risk issues and the top data risks that the Group faces are discussed at the Data Cross Divisional Committee and Group Data Committee.
A number of activities support the close monitoring of data risk, including:
•Implementation of the data risk and control library to ensure greater coverage and insight of data risk, and ensuring data risks are managed within appetite
•Design and monitoring of data risk appetite metrics, including key risk indicators and key performance indicators
•Monitoring and reporting of progress against the Data Capability Assessment Model
•Monitoring of significant data-related issues, complaints, events and breaches
•Identification and mitigation of data risk when planning and implementing transformation or business change
•Implementation of controls to mitigate data risk, including data privacy, ethics, data management and records management
•Effective monitoring and testing of compliance with data privacy and data management regulatory requirements. For example GDPR and Basel Committee on Banking Supervision (BCBS 239) requirements
•Horizon scanning for changes in the external environment, including, but not limited to, changes to laws, rules and regulations; for example, arising from the UK's exit from the EU and ensuring data flows remain effective

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
PEOPLE RISK
DEFINITION
People risk is defined as the risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.
EXPOSURES
The Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives, particularly in the context of organisational, political and external market change and increasing digitisation. The Group is exposed to the following key people risks:
•Failure to recruit, develop and retain a diverse workforce, with the appropriate mix and required level of skills and capabilities to meet the current and future needs of the Group
•Non- inclusive culture, ineffective leadership, poor communication, weak performance, inappropriate remuneration policies and poor colleague conduct
•Ineffective succession planning or failure to identify appropriate talent pipeline
•Failure to manage capacity, colleagues having excessive demands placed on them resulting in wellbeing issues and business objectives not being met
•Failure to meet all colleague-related legal and regulatory requirements
•Inadequately designed people processes that are not resilient to withstand unexpected events
•The increasing digitisation of the business is changing the capability mix required and may impact the Group's ability to attract and retain talent
•Senior Managers and Certification Regime (SM&CR) and additional regulatory constraints on remuneration structures may impact the Group's ability to attract and retain talent
•Colleague engagement may be challenged by a number of factors ranging from adjustment to new ways of working, dissatisfaction with reward; and ongoing media attention on culture within the banking sector
MEASUREMENT
People risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of people risk for the Group such as succession, diversity, retention, colleague engagement and wellbeing. In addition to risk appetite measures and limits, people risks and controls are monitored on a monthly basis via the Group’s risk governance framework and reporting structures.
MITIGATION
The Group takes many mitigating actions with respect to people risk. Key areas of focus include:
•Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning
•Continued focus on the Group’s culture and inclusivity strategy by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues
•Managing organisational capability and capacity through divisional people strategies to ensure there are the right skills and resources to meet customers’ needs and deliver the Group's strategic plan
•Maintaining effective remuneration arrangements to ensure they promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations
•Ensuring colleague wellbeing strategies and support are in place to meet colleague needs, and that the skills and capability growth required to maximise the potential of our people
•Ensuring compliance with legal and regulatory requirements related to SM&CR, embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities
•Ongoing consultation with the Group’s recognised unions on changes which impact their members
•Reviewing and enhancing people processes to ensure they are fit for purpose and operationally resilient
MONITORING
Monitoring and reporting is undertaken at Board, Group, entity and divisional committees. Key people risk metrics are reported and discussed monthly at the Group People Risk Committee with escalation to Group Risk and Executive Committees and the Board where required.
All material people risk events are escalated in accordance with the Group's operational risk policy.

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
EXPOSURES
Ineffective operational resilience risk management could lead to vital services not being available to customers, and in extreme circumstances, bank failure could result. The Group has in place a transparent and effective operating model to identify and monitor critical business processes from a customer, Group and financial industry perspective. The failure to adequately build resilience into a critical business process may occur in a variety of ways, including:
•The Group being overly reliant on one location to deliver a critical business process
•The Group not having an adequate succession plan in place for designated subject matter experts
•The Group being overly reliant on a supplier which fails to provide a service
•A weakness in the Group’s cyber or security defences leaving it vulnerable to an attack
•The Group failing to upgrade its IT systems and leaving them vulnerable to failure
Effective operational resilience ensures the Group designs resilience into its systems, is able to withstand and/or recover from a significant unexpected event occurring and can continue to provide services to its customers. A significant outage could result in customers being unable to access accounts or conduct transactions, which as well as presenting significant reputational risk for the Group would negatively impact the Group’s purpose. Operational resilience is also an area of continued regulatory and industry focus, similar in importance to financial resilience.
Failure to manage operational resilience effectively could impact the following other risk categories:
•Regulatory compliance: non-compliance with new/existing operational resilience regulations, for example, through failure to identify emerging regulation or not embedding regulatory requirements within the Group’s policies, processes and procedures or identify further future emerging regulation
•Operational risk: being unable to safely provide customers with business services
•Conduct risk: an operational resilience failure may render the Group liable to fines from the FCA for poor conduct
•Market risk: the Group being unable to provide key services could have ramifications for the wider market and could impact share price

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MEASUREMENT
Operational resilience risk is managed across the Group through the Group’s enterprise risk management framework and operational risk policies. Board risk appetite metrics for operational resilience are in place and are well understood. These specific measures are subject to ongoing monitoring and reporting, including a mandatory review of thresholds on at least an annual basis. To strengthen the management of operational resilience risk, the Group mobilised an operational resilience enhancement programme which is designed to focus on end-to-end resilience and the management of key risks to critical processes.
MITIGATION
The Group has increased its focus on operational resilience and has updated its operational resilience strategy to reflect changing priorities of both customers and regulators. Furthermore, the Group is in the process of responding to the publication of regulatory policy statements. Focus has been given to ensure compliance, and further consideration to how the existing framework will be adapted including consideration of important business services and impact tolerances. At the core of its approach to operational resilience are the Group’s critical business processes which drive all activity, including further mapping of the processes to identify any additional resilience requirements such as impact tolerances in the event of a service outage. The Group continues to maintain and develop playbooks that guide its response to a range of interruptions from internal and external threats and tests these through scenario-based testing and exercising.
The Group's new strategy considers the changing risk management requirements, adapting the change delivery model to be more agile and develop the people skills and capabilities needed. The Group continues to review and invest in its control environment to ensure it addresses the risks it faces. Risks are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third-party suppliers to provide services, the Group’s sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.
During the COVID-19 pandemic, business continuity plans have continued to prove resilient, with particular attention applied to heightened risks in the supply chain.
Mitigating actions to the principal operational resilience risk are:
•Cyber: the threat landscape associated with cyber risk continues to evolve and there is significant regulatory attention on this subject. The Board continues to invest heavily to protect the Group from cyber-attacks. Investment continues to focus on improving the Group’s approach to identity and access management, improving capability to detect and respond to cyber-attacks and improved ability to manage vulnerabilities across the estate. With effect from 1 January 2021, the Group has entered into a cyber insurance policy, which provides cover for specified information security risks.
•IT resilience: the Group continues to optimise its approach to IT and operational resilience by investing in technology improvements and enhancing the resilience of systems that support the Group’s critical business processes, primarily through the technology resilience programme, with independent verification of progress on an annual basis. The Board recognises the role that resilient technology plays in maintaining banking services across the wider industry. As such, the Board dedicates considerable time and focus to this subject at both the Board and the Board Risk Committee, and continues to sponsor key investment programmes that enhance resilience.
•People: the Group acknowledges the risks associated to the failure to maintain appropriately skilled and available colleagues. The Group continues to optimise its approach to ensure that, where applicable, colleagues are capable of supporting a critical business process. Key controls and processes are regularly reported to committee(s) and alignment with the Group's strategy is closely monitored.
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
•Sourcing: the threat landscape associated with third-party suppliers and the critical services they provide continues to receive a significant amount of regulatory attention. The Group acknowledges the importance of demonstrating control and responsibility for those critical business services which could cause significant harm to the Group's customers. The Group segments its suppliers by criticality and has processes in place to support ongoing vendor management.
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
EXPOSURES
The principal operational risks to the Group which could result in customer detriment, unfair customer outcomes, financial loss, disruption and/or reputational damage are:
•A cyber-attack
•Failure of IT systems, due to volume of change, and/or aged infrastructure
•Internal and/or external economic crime
•Failure to ensure compliance with increasingly complex and detailed regulation including anti-money laundering, anti-bribery, counter-terrorist financing, and financial sanctions and prohibitions laws and regulations
A number of these risks could increase where there is a reliance on third-party suppliers to provide services to the Group or its customers.
MEASUREMENT
Operational risk is managed across the Group through an operational risk framework and operational risk policies. The operational risk framework includes a risk and control self-assessment process, risk impact likelihood matrix, key risk and control indicators, risk appetite, a robust operational event management and escalation process, scenario analysis and an operational loss process.
The table below shows high level loss and event trends for the Group using Basel II categories. Based on data captured on the Group’s One Risk and Control Self-Assessment, in 2021 the highest frequency of events occurred in external fraud (77.12 per cent) and execution, delivery and process management (13.90 per cent). Clients, products and business practices accounted for 91.48 per cent of losses by value, driven by legacy issues where impacts materialised in 2021 (excluding PPI).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operational risk events by risk category (losses greater than or equal to £10,000), excluding PPI[1]
	% of total volume		% of total losses
	2021	2020	2021	2020
Business disruption and system failures[2]	0.62	1.02	(0.60)	0.55
Clients, products and business practices	8.05	11.80	91.48	49.10
Damage to physical assets	0.08	0.39	—	13.57
Employee practices and workplace safety	—	0.27	—	0.04
Execution, delivery and process management	13.90	17.13	4.37	30.25
External fraud	77.12	69.20	4.66	6.46
Internal fraud	0.23	0.19	0.09	0.03
Total	100.00	100.00	100.00	100.00
12020 breakdowns have been restated to reflect a number of events that have been reclassified following an internal review.
2Business disruption and system failures benefitted from a recovery in 2021, which related to a 2019 event.
Operational risk losses and scenario analysis is used to inform the Internal Capital Adequacy Assessment Process (ICAAP). The Group calculates its minimum (Pillar I) operational risk capital requirements using The Standardised Approach (TSA). Pillar II is calculated using internal and external loss data and extreme but plausible scenarios that may occur in the next 12 months.
MITIGATION
The Group continues to focus on changing risk management requirements, adapting the change delivery model to be more agile and developing the people skills and capabilities needed. Risks are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate to ensure the correct level of visibility and engagement. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third-party suppliers to provide services, the Group’s sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.
Mitigating actions to the principal operational risks are:
•The Group adopts a risk-based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. Fraud risk appetite metrics holistically cover the impacts of fraud in terms of losses to the Group, costs of fraud systems and operations, and customer experience of actual and attempted fraud. Oversight of the appropriateness and performance of these metrics is undertaken regularly through business area and Group-level committees. This approach drives a continual programme of prioritised enhancements to the Group’s technology and process and people-related controls; with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group’s commercial interests and reputation, comply with legal requirements and meet regulatory requirements. The Group’s fraud awareness programme remains a key component of its fraud control environment, and awareness of fraud risk is supported by mandatory training for all colleagues. This is further strengthened by material annual investment into both technology and the personal development needs of colleagues. The Group also plays an active role with other financial institutions, industry bodies and law enforcement agencies in identifying and combatting fraud
•The Group has adopted policies and procedures designed to detect and prevent the use of its banking network for money laundering, terrorist financing, bribery, tax evasion, human trafficking, modern-day slavery and wildlife trafficking, and activities prohibited by legal and regulatory sanctions. Against a background of complex and detailed laws and regulations, and of continued criminal and terrorist activity, the Group regularly reviews and assesses its policies, procedures and organisational arrangements to keep them current, effective and consistent across markets and jurisdictions. The Group requires mandatory training on these topics for all employees. Specifically, the anti-money laundering procedures include ‘know-your-customer’
requirements, transaction monitoring technologies, reporting of suspicions of money laundering or terrorist financing to the applicable regulatory authorities, and interaction between the Group’s Financial Intelligence Unit and external agencies and other financial institutions. The Group economic crime prevention policy prohibits the payment, offer, acceptance or request of a bribe, including ‘facilitation payments’ by any employee or agent and provides a confidential reporting service for anonymous reporting of suspected or actual bribery activity. The Group economic crime prevention policy also sets out a framework of controls for compliance with legal and regulatory sanctions
•In addition to its efforts internally, the Group also contributes to economic crime prevention by supporting and championing industry-level activity, including:
–Working with the Lending Standards Board to improve customer outcomes related to Authorised Push Payment (APP) fraud. The Group remains a signatory to the industry code for APP fraud, which has improved customer protection and the reimbursement of funds to victims
–Co-chairing the inaugural Public Private Threat Group with National Economic Crime Centre (NECC). This builds on the success of the Fusion Cell in 2020, which was established in response to the changing economic crime threat related to COVID-19
–Maintaining partnerships with key partners such as City of London Police, Global Cyber Alliance and the North East Business Resilience Centre
–Active membership of Stop Scams UK (SSUK), designed to stop scams at source by bringing together partnerships from various industry sectors. The Group is involved in a new SSUK pilot, Project 159, which aims to provide consumers with a secure connection to their bank
Operational resilience risk, pages 104 to 105, provides further information on the mitigating actions for cyber and IT resilience.
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
EXPOSURES
The Group makes extensive use of models. They perform a variety of functions including:
•Capital calculation
•Credit decisioning, including fraud
•Pricing models
•Impairment calculation
•Stress testing and forecasting
•Market risk measurement
As a result of the wide scope and breadth of coverage, there is exposure to model risk across a number of the Group’s principal risk categories.
Model risk remains above pre-pandemic levels. The effect of government-led customer support schemes weakened relationships between model inputs and outputs, and there remains a reliance on the use of judgement, particularly in the areas for forecasting and impairment. However, recent months have seen more stable patterns for model outputs, and we expect model drivers to remain valid in the longer term.
In addition, in common with the rest of the industry, changes required to capital models following new regulations will create a temporary increase in the risk relating to these models during the period of transition. Further information on capital impacts are detailed in the capital risk section on pages 91 to 100.
MEASUREMENT
The Board risk appetite metric is the key component for measuring the Group’s most material models; performance is reported monthly to the Group and Board Risk Committees.
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
MONITORING
The Group Model Governance Committee is the primary body for overseeing model risk. Policy requires that key performance indicators are monitored for every model to ensure they remain fit for purpose and all issues are escalated appropriately. Material model issues are reported to the Group and Board Risk Committees monthly, with more detailed papers as necessary to focus on key issues.

REGULATORY AND LEGAL RISK
DEFINITION
Regulatory and legal risk is defined as the risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.
EXPOSURES
The Group has a zero risk appetite for material legal or regulatory breaches. However, due to the wide scope and breadth of its regulatory permissions, the Group remains exposed to the evolving UK legal and regulatory landscape, such as changes to the Regulatory Framework due to the UK's exit from the EU and other changing regulatory standards as well as uncertainty arising from the current and future litigation landscape.
MEASUREMENT
Regulatory and legal risks are measured against a defined risk appetite metric, which is an assessment of material regulatory breaches and material legal incidents.
MITIGATION
The Group undertakes a range of key mitigating actions to manage regulatory and legal risk. These include the following:
•The Board has established a Group-wide risk appetite and metric for regulatory and legal risk
•Group policies and procedures set out the principles and key controls that should apply across the business which are aligned to the Group risk appetite. Mandated policies and processes require appropriate control frameworks, management information, standards and colleague training to be implemented to identify and manage regulatory and legal risk
•Business units identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance
•Business units regularly produce management information to assist in the identification of issues and test management controls are working effectively
•Risk and Legal departments provide oversight, proactive support and constructive challenge to the business in identifying and managing regulatory and legal issues
•Risk division conducts thematic reviews of regulatory compliance and provides oversight of regulatory compliance assessments across businesses and divisions where appropriate
•Business units, with the support of divisional and Group-level teams, conduct ongoing horizon scanning to identify and address changes in regulatory and legal requirements
•The Group engages with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation
•The Group has adapted quickly to evolving regulatory expectations during the COVID-19 pandemic and has engaged with regulatory authorities throughout
MONITORING
Material risks are managed through the relevant divisional-level committees, with review and escalation through Group-level committees where appropriate, including the escalation of any material regulatory breaches or material legal incidents.

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
EXPOSURES
The Group faces significant risks due to the changing regulatory and competitive environments in the financial services sector, with an increased pace, scale and complexity of change. Customer, shareholder and employee expectations continue to evolve and current societal trends are being accelerated following the COVID-19 pandemic.
Strategic risks can manifest themselves in existing principal risks or as new exposures which could adversely impact the Group and its businesses.
In considering strategic risks, a key focus is the interconnectivity of individual risks and the cumulative effect of different risks on the Group’s overall risk profile.
The Group has invested in implementing a robust framework for the identification, assessment and quantification of strategic risks and their incorporation into business planning and strategic investment decisions. With Board support, the Group will continue to invest in evolving the strategic risk management framework and embedding it into the Group's day-to-day business operations.
Further information on strategic risk drivers and their potential risk implications is outlined in the risk overview on pages 51 and 52.
MEASUREMENT
The Group assesses and monitors strategic risk implications as part of business planning and in its day-to-day activities, ensuring they respond appropriately to internal and external factors including changes to regulatory, macroeconomic and competitive environments. An assessment is made of the key strategic risks that are considered to impact the Group, leveraging internal and external information and the key mitigants or actions that could be taken in response.
2021 saw development of the Group’s quantitative risk assessment approach, assessing the:
•Connectivity of inherent risks, which can magnify their impact and severity
•Time horizons in respect of the crystallisation of impacts, should risks manifest
MITIGATION
The range of mitigating actions includes the following:
•Horizon scanning is conducted across the Group to identify potential threats, risks, emerging issues and opportunities and to explore future trends
•The Group’s business planning processes include formal assessment of the strategic risk implications of new business, product entries and other strategic initiatives
•The Group’s governance framework mandates individuals' and committees' responsibilities and decision-making rights, to ensure that strategic risks are appropriately reported and escalated
MONITORING
A review of the Group’s strategic risks is undertaken on an annual basis and the findings are reported to the Group and Board Risk Committees.
Risks, alongside their control effectiveness, are articulated and reported regularly to Group and Board Risk Committees.
CLIMATE RISK
DEFINITION
Climate risk is defined as the risk that the Group experiences losses and/or reputational damage as a result of physical events, transition risk, or as a consequence of the responses to managing these changes, either directly or through our customers.
EXPOSURES
Climate risk can arise from:
•Physical risks - changes in climate or weather patterns which are acute, event driven (e.g. flood or storms), or chronic, longer-term shifts (e.g. rising sea levels or droughts)
•Transition risks - changes associated with the move towards a low carbon economy, including changes to policy, legislation and regulation, technology and changes to customer preferences; or legal risks from failing to manage these changes
Climate risk manifests through, and has the potential to impact, the Group’s existing principal financial and non-financial risks. The Group has adopted a comprehensive approach to embedding climate risk into its enterprise risk management framework, establishing climate risk as its own principal risk, as well as its integration into our existing principal risks.
The Group has undertaken an analysis of the main physical and transition risk which may impact the Group and our customers, as well as how these may impact across the different principal risks within the Group’s enterprise risk management framework. For further information see page 55 in the 2021 Lloyds Banking Group Climate Report.
The Group has identified loans and advances to customers in sectors at increased risk from the impacts of climate change, see page 59 in the 2021 Lloyds Banking Group Climate Report.
MEASUREMENT
In order to identify the main physical and transition risks which could impact the Group, a number of workshops have been held with subject matter experts across the divisions and Risk division. These workshops have taken into account the sectors most exposed to the risks from climate change and also the impacts across the other principal risks in the Group’s enterprise risk management framework. These outputs have been used to establish the key risks impacting the Group to inform where updates are required to the Group’s risk management processes to ensure suitable management of climate risk.
The Group is continuing to develop a number of metrics to track key areas of climate risk across its main portfolios. In Commercial Banking, the Group has continued to enhance our internal climate risk assessment methodologies and tools to assess the physical and transition risks relevant to our clients, developing and launching a bespoke qualitative climate risk assessment tool with a focus on transition risks and readiness, which will be completed at least annually as part of regular client engagements for our large corporate portfolio.
Initial consideration of climate risks was included within the Group’s financial planning process, considering the key impacts for the Group across key business areas where detailed sector reviews have been undertaken.
The Group has continued to develop its scenario modelling capabilities and is participating in the Bank of England’s Climate Biennial Exploratory Scenario on the Financial Risks for Climate Change. Commentary on climate-related risks was included in the Group’s annual Individual Capital Adequacy Assessment Process. Work continues to improve our scenario analysis capabilities and other analytical tools.
MITIGATION
In 2021, the Group climate risk policy was established to provide an overarching framework for the management of climate risks, intended to support appropriate consideration of climate risks across key activities. The policy also supports the Group’s climate-related external ambitions and progress against the relevant regulatory

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
requirements, including the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.
The Group is continuing to integrate consideration of climate risk as part of its activity and processes for managing other principal risks in our enterprise risk management framework. As part of the Group’s credit risk policy, we have mandatory requirements to consider environmental risks in key risk management activities. In Commercial Banking, Relationship Managers must ensure that climate risk is considered for all new and renewal facilities, and specifically commented on for customers who bank with us where total limits exceed £500,000 (excluding automated renewal process). In Retail, the Group’s credit risk policies require due regard to be paid to energy efficiency (EPC controls) and physical risks (such as flood assessments) in our mortgages business, and transition risks (pace and growth of electric vehicles) within our motor portfolio. Within our General Insurance business, given the short-term nature of home insurance policies the Group is able to review our risks regularly, and change our approach as risks develop to mitigate long-term exposure of climate risk.
The Group has undertaken sector deep dives where we have lending to customers in sectors at increased risk from the impacts of climate change, considering both risks and opportunities as we look to support our customers’ responses to climate change.
The Group has twelve external sector statements that help articulate appropriate areas of climate-related risk appetite and the Group's approach to the risk assessment of its customers. The Group is continuing to refine and enhance these statements.
MONITORING
Governance for climate risk is embedded into the Group’s existing governance structure and is complementary to governance of the Group’s sustainability strategy.
Climate risk is included as part of regular risk reporting to the Board. This is currently focused on a qualitative assessment against external expectations and the Group's external commitments. A Board-approved risk appetite statement for climate risk is also in place, supported by an initial metric to ensure the Group continues to progress activities at pace.
The Group is continuing to develop its approach to measuring and monitoring climate risk and will enhance reporting going forward as understanding and capabilities increase, which will also be used to set further quantitative and qualitative risk appetite metrics as appropriate.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INVESTMENT PORTFOLIO, MATURITIES, DEPOSITS
Financial assets at fair value through other comprehensive income and debt securities held at amortised cost
MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES
The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2021 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %
Financial assets at fair value through other comprehensive income
US treasury and US government agencies	245	0.1	1,556	4.6	179	2.5	—	—
Other government securities	853	2.0	1,106	2.0	7,964	0.9	2,710	3.2
Mortgage-backed securities	—	—	—	—	—	—	—	—
Other asset-backed securities	—	—	—	—	16	0.3	54	4.2
Corporate and other debt securities	1,752	1.5	9,228	1.2	2,154	1.2	—	—
Treasury and other bills	85	—	—	—	—	—	—	—
	2,935		11,890		10,313		2,764
Debt securities held at amortised cost
Mortgage-backed securities	1,457	0.9	—	—	—	—	—	—
Other asset-backed securities	65	0.6	—	—	1,525	0.7	18	1.9
Corporate and other debt securities	110	0.3	2,957	1.7	575	1.2	131	1.0
	1,632		2,957		2,100		149

MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO CUSTOMERS AND BANKS
The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2021. All amounts are before deduction of impairment allowances. Demand loans are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five but within fifteen years £m	Maturing after fifteen years £m	Total £m
Loans and advances to banks	6,905	3,627	2	—	10,534
Loans and advances to customers:
Mortgages	15,225	54,035	142,138	108,257	319,655
Other personal lending	4,533	5,584	197	14,290	24,604
Property companies and construction	7,363	13,843	5,652	1,505	28,363
Financial, business and other services	66,446	13,945	3,527	836	84,754
Transport, distribution and hotels	5,550	6,143	1,629	141	13,463
Manufacturing	2,109	1,677	243	81	4,110
Other	6,664	15,840	3,718	2,437	28,659
Total loans	114,795	114,694	157,106	127,547	514,142
Of which:
Fixed interest rate	73,250	62,305	101,282	100,968	337,805
Variable interest rate	41,545	52,389	55,824	26,579	176,337
	114,795	114,694	157,106	127,547	514,142

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
DEPOSITS
The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2021	2021	2021	2020	2020	2020	2019	2019	2019
IFRS	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %
Non-interest bearing demand deposits	131,721	120,533	—	117,384	96,516	—	80,951	74,906	—
Interest-bearing demand deposits	272,424	274,122	0.11	253,036	255,457	0.30	239,019	246,950	0.59
Other deposits	72,199	74,240	0.19	80,231	85,861	0.37	91,820	94,304	0.59
Total customer deposits	476,344	468,895	0.09	450,651	437,834	0.25	411,790	416,160	0.48

UNINSURED DEPOSITS
The following table gives details of Lloyds Banking Group’s customer deposits which were not covered by any deposit protection scheme by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
At 31 December 2021	204,140	2,047	1,972	4,065	212,224
At 31 December 2020	203,011	1,824	2,168	4,007	211,010
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

MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
The Group is led by the Board comprising a Chair (who was independent on appointment), independent Non-Executive Directors and Executive Directors with a wide range of experience. The appointment of Directors is considered by the Nomination and Governance Committee and approved by the Board. Following the provisions in the articles of association, Directors must stand for election by the shareholders at the first annual general meeting following their appointment. In line with UK Corporate Governance best practice, all Directors are subject to annual re-election by shareholders at each annual general meeting thereafter. Independent Non-Executive Directors are appointed for an initial term of three years after which their appointment may continue subject to an annual review. Their appointment may be terminated, in accordance with statute, regulation and the articles of association, at any time with immediate effect and without compensation.
The Board meets regularly. In 2021, a total of 10 meetings were held.
The roles of the Chair, the Group Chief Executive and the Board and its governance arrangements, including the schedule of matters specifically reserved to the Board for decision, are periodically reviewed. The matters reserved to the Board for decision include the approval of the Annual Report and Accounts and any other financial statements; the payment of dividends; the long-term objectives of the Group; the strategies necessary to achieve these objectives; the Group’s budgets and plans; significant capital expenditure items; significant investments and disposals; the basis of allocation of capital within the Group; the organisational structure of the Group; the arrangements for ensuring that the Group manages risks effectively; any significant change in accounting policies or practices; the appointment of the Company’s main professional advisers (other than the auditors) and their fees (where significant); and the determination of Board and Committee structures, together with their size and composition.
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
The Directors and senior management of Lloyds Banking Group plc are:

NON-EXECUTIVE DIRECTORS
1. Robin Budenberg CBE Chair Age: 62 Chair of the Nomination and Governance Committee, and Member of the Remuneration Committee and the Responsible Business Committee
Appointed: October 2020 (Board), January 2021 (Chair) Skills, experience, and contribution:
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
External appointments: Chairman of The Crown Estate.

2. Alan Dickinson Deputy Chair and Senior Independent Director
Age: 71
Chair of the Remuneration Committee and Member of the Audit Committee, the Board Risk Committee, the Nomination and Governance Committee and the Responsible Business Committee

Appointed: September 2014 (Board), December 2019 (Senior Independent Director), May 2020 (Deputy Chair) Skills, experience, and contribution:
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
External appointments: Non-Executive Director of the England and Wales Cricket Board.

MANAGEMENT AND EMPLOYEES

3. Sarah Legg Independent Director Age: 54 Chair of the Audit Committee, and Member of the Board Risk Committee and the Responsible Business Committee
Appointed: December 2019 Skills, experience, and contribution:
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
External appointments: Chair of the Campaign Advisory Board, King’s College, Cambridge University and Honorary Vice President of the Hong Kong Society for Rehabilitation and a trustee of the Lloyds Bank Foundation for England and Wales.

4. Lord Lupton CBE Independent Director and Chair of Lloyds Bank Corporate Markets plc Age: 66 Member of the Responsible Business Committee
Appointed: June 2017 Skills, experience, and contribution:
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

5. Amanda Mackenzie OBE Independent Director Age: 58 Chair of the Responsible Business Committee and Member of the Remuneration Committee and Nomination and Governance Committee
Appointed: October 2018 Skills, experience, and contribution:
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
External appointments: Chief Executive of Business in the Community, The Prince's Responsible Business Network.

~~6~~. Harmeen Mehta Independent Director Age: 47
Appointed: November 2021 Skills, experience, and contribution:
Extensive experience leading digital, engineering, IT and innovation transformation
A wealth of international and financial services knowledge having lived in 11 countries and worked across 30 countries in her career
Experience of incubating new businesses and creating new revenue streams in businesses
Harmeen was appointed Chief Digital and Innovation Officer at BT in April 2021. Prior to that role, she spent seven years as Global Chief Information Officer and Head of Cyber Security and Cloud Business at Bharti Airtel, leading its cloud and security businesses. Earlier in her career, Harmeen held CIO positions at BBVA, HSBC and Bank of America Merrill Lynch.
External appointments: Chief Digital and Innovation Officer at BT; Non-Executive Director at Max Healthcare.

MANAGEMENT AND EMPLOYEES

7. Stuart Sinclair Independent Director Age: 68 Member of the Remuneration Committee, the Nomination and Governance Committee, and the Responsible Business Committee
Appointed: January 2016 Skills, experience, and contribution:
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
External appointments: Chairman of International Personal Finance plc and of Willis Limited.

8. Catherine Woods Independent Director Age: 59 Chair of the Board Risk Committee, and Member of the Audit Committee and the Remuneration Committee
Appointed: March 2020 Skills, experience, and contribution:
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
External appointments: Non-Executive Director of Beazley plc and Non-Executive Director and Deputy Chair of BlackRock Asset Management Ireland Limited.

EXECUTIVE DIRECTORS
9. Charlie Nunn Executive Director and Group Chief Executive Age: 50
Appointed: August 2021 Skills, experience, and contribution:
Extensive financial services experience in Chief Executive and other leadership roles
Strategic planning and implementation
Extensive experience of digital transformation
Charlie has over 25 years’ experience in the financial services sector. Prior to joining the Group, Charlie held a range of leadership positions at HSBC, including Global Chief Executive, Wealth and Personal Banking, and Group Head of Wealth Management and Digital, as well as Global Chief Operating Officer of Retail Banking and Wealth Management. Charlie began his career at Accenture, where he worked for 13 years in the US, France, Switzerland and the UK before being made a Partner. He then moved to McKinsey & Co. as a Senior Partner, leading on projects for 5 years.
External appointments: None.

10. William Chalmers Executive Director and Chief Financial Officer Age: 53
Appointed: August 2019 (Chief Financial Officer), May-August 2021 (Interim Group Chief Executive) Skills, experience, and contribution:
Significant board level strategic and financial leadership experience
Strategic planning and development, mergers and acquisitions, equity and debt capital structuring and risk management
William joined the Board in August 2019, when he was appointed Chief Financial Officer, and was appointed Interim Group Chief Executive from May 2021 to August 2021.
William has worked in financial services for over 25 years, and previously held a number of senior roles at Morgan Stanley, including Co-Head of the Global Financial Institutions Group and Head of EMEA Financial Institutions Group. Before joining Morgan Stanley, William worked for JP Morgan, again in the Financial Institutions Group.
External appointments: None.

EMPLOYEES
As at 31 December 2021, the Group employed 57,955 people (on a full-time equivalent basis), compared with 61,576 at 31 December 2020 and 63,069 at 31 December 2019. At 31 December 2021, 57,171 employees were located in the UK, 472 in continental Europe, 246 in the Americas, and 66 in the rest of the world. At the same date, 30,233 people were employed in Retail, 6,139 in Commercial Banking, 4,171 in Insurance and Wealth, and 17,412 in other functions.
The Group has Codes of Responsibility which apply to all employees. The Codes of Responsibility can be found at: www.lloydsbankinggroup.com/who-we-are/responsible-business.html.

COMPENSATION
Directors' remuneration report

Remuneration Committee Chair's statement

As a result of external events colleagues reward last year was impacted by a sharp fall in profitability. This year, with the recovery, colleagues rightly benefit as we reward their hard work.
Alan Dickinson
Chair, Remuneration Committee

Remuneration principles
Our performance and remuneration philosophy is built on four core reward principles:
•Purpose: Remuneration should be linked to the Group’s purpose of Helping Britain Prosper
•Behaviours: Remuneration should reward and drive the right behaviours and outcomes and reflect both strategic (non-financial) and financial achievements
•Simplicity: Remuneration should be designed in a manner that is clear for all stakeholders and reflects their experience
•Clarity: Remuneration should be easy to explain and viewed as fair
Our reward principles ensure fair reward outcomes that are linked to our purpose, Group’s performance and the experiences of our shareholder and investors.

Remuneration content	Pages
Chair's statement	115-116
2021 remuneration at a glance	117
2021 annual report on remuneration	118-127

Dear Shareholder
On behalf of the Board, I am pleased to present the Directors’ remuneration report for the year ended 31 December 2021.
2021 has been another extraordinarily challenging year, in which the Group has sought to do all that we can to Help Britain Recover as part of our Group purpose of Helping Britain Prosper. Our Priority has been in assisting our personal customers, businesses and the communities in which we operate to deal with the financial consequences caused by the pandemic. What has been achieved has once again required an enormous amount of sustained effort and commitment from our people.
Last year, despite that tremendous work, often above an beyond normal commitments, the Committee took the decision that, in the exceptional circumstances arising from the pandemic, as well as to reflect the Group's reduced profitability in 2020 and align with the experience of shareholders, no bonuses (Group Performance Share) would be awarded to any colleagues. That decision has had a significant impact on the motivation of our workforce and retention of talent through 2021, which the Committee has monitored closely. Given the improved performance of the Group in 2021 and the continued hard work of our people, the Committee felt it was important to reward them for their commitment and contribution. We are pleased that the materially greater profitability of the Group has enabled this to be possible.
As we deliver the next phase of the Group’s strategy, it is remains crucial that we are able to attract and retain critical talent and reward our colleagues appropriately while maintaining the continuing strong link to the interests of shareholders and responding to broader societal challenges evolving around us.
2021 variable reward outcomes
To ensure consistency the Committee felt that it was important to operate the same framework for determining Group Performance Share awards in 2021 as it did in 2020, including applying a profit threshold.
Given a stronger economic environment and financial performance, which has enabled the reinstatement of capital distributions, the Committee has approved a Group Performance Share pool of £399 million. The 2021 pool reflects a collective adjustment of £83 million, including adjustments for the fine from the Financial Conduct Authority in 2021 in respect of insurance renewal documentation and the provision for the independent review of the compensation for those impacted by HBOS Reading. This adjustment applied to the whole pool ensures there is alignment with the impact on shareholders.
When discussing the allocation of the pool, the Committee wanted to ensure that customer-facing colleagues received awards that reflected the hard work and commitment to customers shown through 2021 and supported the Group Chief Executive's decision to allocate a higher proportion of the pool to those colleagues.
In considering the vesting outcome for the Executive Group Ownership Share awards granted in 2019, the Committee discussed each measure and considered that these awards were intended to reward long-term performance and strategic delivery. The Group’s economic profit has improved despite the challenging income environment and there has been strong progress against customer measures which align to the Group’s ambition to be the Best Bank for Customers. Overall, the 2019 plan vests at 41.8 per cent of maximum.
With respect to the provision taken for the independent review of compensation for those impacted by HBOS Reading, the Remuneration Committee is considering whether performance adjustments are appropriate for a number of individuals. Pending such further consideration, variable remuneration awards and vestings for 2022 will be frozen for former Executive Directors (the former Group Chief Executive, former Chief Financial Officer and former Chief Operating Officer). The former Group Chief Executive and former Chief Operating Officer voluntarily withdrew from the 2019 GPS awards as a result of the overall performance of the Group and the issues faced during 2019, including publication of the Cranston report.
Executive Director remuneration outcomes
The Group welcomed Charlie Nunn as Group Chief Executive in August 2021, taking over from Sir António Horta-Osório who retired from the Group on 30 April 2021. William Chalmers assumed the role for the interim period from 1 May 2021 to 15 August 2021. As a result of these changes during the year, reporting is more complicated and we have therefore provided additional explanation to support the mandatory disclosures. I would highlight the following:
•In aggregate the single total remuneration for the three individuals in the role of Group Chief Executive during 2021 is £8.9 million, but excluding one-off buy out awards granted to Charlie Nunn is £4.6 million. On this underlying basis, this is an increase of 28 per cent compared to full year 2020 but reflects the fact no bonus was awarded in 2020.
•Excluding the one-off buy-out awards granted to Charlie Nunn, the CEO pay ratio is 117:1. This is a 23 per cent

COMPENSATION
increase on 2020 when no bonuses were awarded.
•Sir António Horta-Osório was eligible to receive a pro-rata Group Performance Share award for the period 1 January 2021 to his retirement date on 30 April 2021. The Committee determined an award of £345,059 in line with Group performance, as outlined on page 119. In addition, under the rules of the Executive Group Ownership Share awards made in 2019 and 2020, awards are pro-rated to the retirement date.
A 1 per cent pay increase is proposed for the Executive Directors. This demonstrates continued restraint in executive remuneration, and compares to pay increases of 4 per cent or higher for two-thirds of our junior colleagues.
The Committee determined that a Group Performance Share (annual bonus) award of £348,648 should be made to the Group Chief Executive. This award is pro-rated for the period from 16 August 2021 to 31 December 2021 and is in line with the Group performance as assessed by the Committee and outlined on page 119. An award of £704,627 was determined for the Chief Financial Officer reflecting the joint roles and responsibilities performed while acting as Interim Group Chief Executive as outlined on page 119.
To ensure that the Group Chief Executive and Chief Financial Officer are aligned to the long-term success of the Group and motivated to deliver the next phase of the Group’s strategy and sustainable returns, the Remuneration Committee has awarded 2022 Long Term Share Plan awards of 150 per cent of salary to the Group Chief Executive and the Chief Financial Officer to reflect the Group’s performance in 2021 and other factors taken into account in the ‘pre-grant test’ as outlined on page 129. The normal range for awards for Executive Directors is 125 per cent to 150 per cent of salary.
The level of award for the Group Chief Executive acknowledges that prior to joining, Charlie Nunn agreed to voluntarily reduce the maximum opportunity from 200 per cent under the approved Directors’ Remuneration Policy to 150 per cent. Consistent with the awards for 2020 performance granted in March 2021, these 2022 awards are subject to underpins for the first three years which align the vesting outcomes to longer-term shareholder experience and are deferred for up to seven years.
For 2022 awards, the Committee felt that it was important that progress toward climate change commitments should be reflected in the vesting of awards and has therefore included specific consideration of this within the ‘pre-vest test’. Full details of the 2022 LTSP award can be found on page 129. LTSP awards will be granted to senior colleagues, to ensure there is alignment to shareholder experience and retain critical talent through the next phase of the Group’s strategic delivery.

Shareholding and post-employment shareholding requirements
We have closely monitored the ongoing developments in policy expectations for senior executives after leaving their posts and as a result, from 1 January 2022, the current Group Chief Executive and Chief Financial Officer will be subject to a post-employment shareholding requirement for two years. This will require them to maintain their shareholdings at a level equal to the lower of the shareholding requirement immediately prior to departure or the actual shareholding on departure. Nominee arrangements are also in place to assist with enforcing shareholding requirements. To fulfil the requirement the Group Chief Executive and Chief Financial Officer (and at a later date, any new Executive Director) will be contractually bound not to dispose of a set number of shares which will be confirmed prior to their departure. We have reviewed our current shareholding policy and subject to shareholder approval at the AGM in 2023, the intention will be to align the shareholding policy for Executive Directors with other members of Senior Management and increase the timeframe by which the shareholding requirement should be achieved from three to five years from their commencement date.
Wider workforce engagement
The Committee regularly seeks input from a wide range of sources, including reviewing the annual colleague engagement survey and feedback from our recognised unions. We know that many colleagues were unhappy with the decision not to pay bonuses for 2020 performance and that this had an impact on the colleague survey results where engagement levels dropped year-on-year. Some colleagues also feel the pay increases in 2021 were disappointing given the current rate of inflation. Management has listened to colleague feedback and sought to prioritise spend towards junior colleagues and provide pay progression for colleagues more broadly. The 2022 pay budget is the largest since the Group was formed and provides for a minimum pay increase of £1,000 for junior colleagues. The minimum salary in our organisation will rise to £10.60 per hour (£19,292). With Flex cash included, this equates to a £20,000 minimum starting rate for new joiners. Our pay proposal is subject to a ballot of each union’s members.
Responding to feedback
For 2021 we simplified our Group scorecard to seven performance measures, weighted equally between areas of financial and non-financial focus with 15 per cent of the scorecard assessing progress on specific ESG metrics for our climate and diversity ambitions. We believe this simplified approach, supported by use of careful and balanced judgement, ensures that our remuneration aligns to the Group’s performance, purpose and strategy as well as taking into account shareholder interests. With greater focus on integrating societal purpose and environmental aspects into our strategic delivery, the Committee is aware of the importance of continuing to develop a framework within which remuneration decisions are made to ensure that they incentivise the required behaviours and performance.
During 2021, I took the opportunity to listen to a broad range of shareholders and other key stakeholders. You told me that your main focus continues to be ensuring there is a clear alignment between business strategy and performance and executive remuneration outcomes, with a specific focus on ensuring that ESG measures are incorporated into the performance assessment.
Aligned to your feedback, we have made an limited but important change to the Group scorecard for 2022, to bring greater focus on our climate change ambitions and ensure our purpose of Helping Britain Prosper is at the heart of everything we do. For 2022, ESG metrics aligned directly to our public commitments on climate change and promoting inclusion and diversity will account for 17.5 per cent of the scorecard.
Future strategic alignment
Responding to the Group Chief Executive’s strategy announcements, the Committee will undertake a policy review to ensure the remuneration framework aligns and supports the successful delivery of the strategy. We will engage shareholders through 2022 on changes proposed for the next Policy cycle.
Together with my Committee members, I look forward to hearing your views on the remuneration arrangements outlined in the report and hope we will receive your support at the upcoming AGM.

On behalf of the Board

Alan Dickinson
Chair, Remuneration Committee

COMPENSATION
2021 remuneration at a glance
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
Benefits
To provide flexible benefits as part of a competitive remuneration package.

Fixed Share Award
To ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for Executive Directors with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements.
Pension
To provide cost effective and market competitive retirement benefits, supporting Executive Directors in building long-term retirement savings. Executive Directors employer pension contributions are aligned with those available to the majority of the workforce.

Group Performance Share (Annual Bonus)
To incentivise and reward the achievement of the Group’s annual financial and strategic targets whilst supporting the delivery of long term superior and sustainable returns.
Long Term Share Plan
Long term variable reward opportunity to align executive management incentives and behaviours to the Group’s objectives of delivering long-term superior and sustainable returns. The Long Term Share Plan will incentivise stewardship over a long time horizon and promote good governance through a simple alignment with the interest of shareholders.

2021 Group balanced scorecard performance
62.8%	Group balanced scorecard performance: Despite the challenging economic conditions our Group balanced scorecard reflects an otherwise resilient performance. Further details can be found on page 119.

2021 Group Performance Share (GPS) Pool
£399m	The Committee determined a GPS pool for 2021 of £399 million based on 5 per cent of underlying profit, adjusted for risk and other factors.

Long Term Share Plan (LTSP) 2022 Award

2022 Long Term Share Plan awards of 150 per cent of salary will be made to the Group Chief Executive and the Chief Financial Officer to reflect the Group’s performance in 2021 and other factors taken into account in the ‘pre-grant test’. The Remuneration Committee considered the awards to be appropriate, reflecting Group and individual contribution in 2021 (see page 129).

2019 Executive Group Ownership Share
41.8% Total vesting	The Group’s economic profit has improved despite the challenging income environment and there has been strong progress against customer measures. Overall, the 2019 plan is vesting at 41.8 per cent of maximum.

COMPENSATION
2021 annual report on remuneration
Executive Director single total figure of remuneration

£000	Charlie Nunn[1]		William Chalmers[2]		Sir António Horta-Osório[3]		Totals
	2021	2020	2021	2020	2021	2020	2021	2020
Base salary	426	—	901	807	432	1,295	1,759	2,102
Fixed Share Award[6]	402	—	569	504	346	1,050	1,317	1,554
Benefits	51	—	46	45	134	159	231	204
Pension	64	—	122	121	60	194	246	315
Total fixed pay	943	—	1,638	1,477	972	2,698	3,553	4,175
Group Performance Share	349	—	705	—	345	—	1,399	—
Long-term Incentive[4,5]	—	—	—	—	1,199	904	1,199	904
Total variable pay	349	—	705	—	1,544	904	2,598	904
Other remuneration[6]	—	—	—	—	—	2	—	2
Buy out[1]	4,231	—	—	—	—	—	4,231	—
Total remuneration	5,523	—	2,343	1,477	2,516	3,604	10,382	5,081
Less: Performance adjustment	—	—	—	—	—	—	—	—
Total remuneration less buy-outs and performance adjustment	1,292	—	2,343	1,477	2,516	3,604	6,151	5,081
1Charlie Nunn succeeded Sir António Horta-Osório as Group Chief Executive on the 16 of August 2021. He was granted cash of £369,703 and deferred share awards over 8,301,708 Shares to replace unvested awards given up from his former employer, HSBC, as described on page 124 and a lost opportunity bonus award for 2020. The value of the lost opportunity bonus award was £1,316.564 calculated by reference to his 2019 bonus, adjusted downward to reflect HSBC's group bonus pool as disclosed in their 2020 Annual Report and a further 20 per cent pre-agreed discount.
2As previously disclosed William Chalmers was the Interim Group Chief Executive from 1 May 2021 until 15 August 2021 and his remuneration in the table above includes changes to his remuneration for this period (pro-rated deputisation payment of £90,441 and Fixed Share Award of £64,595).
3Sir António Horta-Osório retired as an Executive Director and Group Chief Executive on 30 April 2021. His remuneration details for 2021 are in respect of services provided as an Executive Director. Details of Sir António Horta-Osório’s retirement terms are provided on page 121.
4The 2019 Group Ownership Share (GOS) vesting (see page 121) at 41.8 per cent was confirmed by the Remuneration Committee at its meeting on 17 February 2022. The total number of shares due to vest are 2,498,568 for Sir António Horta-Osório and the award was pro-rated to reflect Sir António Horta-Osório's leaving date. The average share price between 1 October 2021 and 31 December 2021 47.993 pence has been used to indicate the value. The shares were awarded in 2019 based on a share price of 48.576 pence and as such no part of the reported value is attributable to share price appreciation.
5LTIP and dividend equivalent figures for 2020 have been adjusted to reflect the share price on the date of vesting (5 March 2021) 39.826 pence instead of the average price 32.623 pence reported in the 2020 report.
6The fixed share award is part of fixed remuneration and is not subject to any performance conditions see page 128.
7Other remuneration payments comprise income from all employee share plans, which arise through employer matching or discounting of employee purchases.
2021 pension and benefits

Pension/Benefits £	Charlie Nunn	William Chalmers	Sir António Horta-Osório
Pension	63,920	121,626	60,400
Car or car allowance	—	12,000	4,000
Flexible benefits payments	15,000	32,433	17,262
Private medical insurance	245	1,130	23,076
Legal fees	36,000	—	30,000
Tax preparation[1]	—	—	30,000
Transportation (chauffeur)[2]	—	—	29,626
Subtotal for total benefits less pension	51,245	45,563	133,964
1Tax preparation includes VAT.
2Transportation benefits relate to the 2020/21 tax year.
Defined benefits pension arrangements
Sir António Horta-Osório has a conditional unfunded pension commitment. This was a partial buy-out of a pension forfeited on joining from Santander Group. It is an Employer-Financed Retirement Benefits Scheme (EFRBS). The arrangement provides benefits that are normally payable at retirement at age 65. The benefit in the EFRBS accrued during the six years following commencement of employment, therefore ceasing to accrue as of 31 December 2016.
The EFRBS was subject to performance conditions and it provided for a percentage of his base salary or reference salary in the 12 months before retirement or leaving. No additional benefit is due in the event of early retirement. The rate of pension accrued in each year depended on share price conditions being met. In March 2019, António asked that his defined benefit pension be based on a percentage of his pensionable salary in 2014. The total pension due is now fixed at 6 per cent of his 2014 reference salary of £1,220,000, or £73,200.
There are no other Executive Directors with defined benefit pension entitlements.

COMPENSATION
Our 2021 balance scorecard

For 2021, we significantly reduced the number of measures and rebalanced the scorecard to ensure there is a clear weighting between financial and nonfinancial measures while appropriately capturing ESG and customer dimensions.
Our simplified balanced scorecard provides transparency on how our performance directly aligns with remuneration outcomes for 2021 GPS and 2022 LTSP awards.
As set out in the scorecard assessment table below, the Operating Cost measure has missed threshold predominantly as a result of the additional expense incurred for the improved Group Performance Share pool on the back of higher than anticipated Underlying Profit in 2021. However, strong performance against the other financial and ESG measures have resulted in an overall outcome of 62.8 per cent.
The Committee reviewed these outcomes in the context of a number of internal and external considerations to determine whether it should exercise its discretion to adjust the outcome and determined that the 2021 scorecard outcome appropriately rewards the Executive Directors for their performance within the context of overall stakeholder experience.

COMPENSATION
Non-financial measures (50%) commentary
The scorecard that the Committee used in determining the annual bonus awards for the Executive Directors, along with the assessment of performance against the scorecard, is detailed on page 119. The table below outlines the Committee’s assessment of the non-financial elements of the scorecard.

Measure	Commentary
Reducing operational carbon emissions
•We have achieved a 34.5 per cent reduction in emissions from our 2018/2019 baseline in 2021 largely driven by a reduction in our business travel and commuting emissions.
•Offsetting this reduction is an increase in colleague homeworking emissions driven by the new ways of working through the COVID-19 pandemic and a more carbon intensive energy mix used in the National Grid to power homes.

Increasing our gender and ethnic representation in senior roles
•We have increased the female representation within our senior population by 0.7 percentage points since the end of 2020, moving from 37 per cent to 37.7 per cent.
•We have increased the senior Black, Asian and minority ethnic representation by 1.1 percentage points since the end of 2020 moving from 7.7 per cent to 8.8 per cent.

Customer dashboard: Our assessment of how effectively we are serving customers across all brands, products and services
•In 2021, 79 per cent of individual Group Customer Dashboard (GCD) metrics achieved target. Despite a challenging operating environment, benchmarked measures evidenced that the Group has further strengthened customer experience outcomes versus competitors, with average 2021 rank position improved versus 2020 and exceeding target. Internal measures highlight operational service challenges, as well as the ongoing strength of colleagues in supporting our customers.

Culture and Colleague Engagement survey: Our Employee Engagement Index score absolute and performance versus UK norm and high performing norm
•Engagement fell to 72 per cent in 2021, 2 points above the UK norm and 9 points below the UK high performing norm, both of which are backward looking benchmarks for Company performance 2018-2020 inclusive.
•Despite lower engagement we have seen an increase in overall mood linked to better work life balance, good teamwork and strong line manager capabilities.

Personal performance and contribution
Individual factors considered when assessing the non-financial elements of the annual bonus scorecards

Executive Director	Commentary
Charlie Nunn Group Chief Executive
•Positive internal and external communications creating strong relationships with key stakeholders and regulatory bodies
•Meaningful progress made on revitalising the Groups purpose, strategy and values
•Group financials remain positive with Statutory profits reflecting strong performance

William Chalmers Chief Financial Office
•Effective leadership as Interim Group Chief Executive prior to the appointment of Charlie Nunn, following interim accountabilities as Chief Operating Officer in Q1
•Cost discipline maintained, delivering operating costs in line with external market guidance of £7.6 billion while maintaining market-leading efficiency
•Strong balance sheet management with CET1 ratio of 16.3 per cent, significantly ahead of regulatory requirements
•Successful acquisition of Embark Group

Sir António Horta-Osório Former Group Chief Executive
•Continued leadership throughout the COVID-19 pandemic, co-ordinating the Group’s wide-ranging response to evolving customer and colleague needs
•Maintained prudent approach to growth and risk management
•Prior to his retirement, demonstrated clear communication and transfer of accountability to Interim Group Chief Executive

COMPENSATION
2019 Executive Group Ownership Share
In considering the vesting outcome for the Executive Group Ownership Share awards granted in 2019, the Committee discussed each measure and considered that these awards were intended to reward long-term performance and strategic delivery. The Group’s economic profit has improved despite the challenging income environment and there has been strong progress against customer measures which align to the Group’s ambition to be the Best Bank for Customers. Overall, the 2019 plan vests at 41.8 per cent of maximum.
Payments for loss of office
Sir António Horta-Osório retired as Group Chief Executive Officer and an Executive Director of Lloyds Banking Group plc on 30 April 2021. On 20 May 2021, António received a payment of £200,809.49 in lieu of unused annual leave entitlement up to the retirement date.
Employees taking retirement are treated as ‘good leavers’ under the Company’s Group Performance Share Plan (GPS Plan) Rules. António declined a GPS award in 2019 and 2020 and has no outstanding deferred GPS awards. He was eligible to be considered for a GPS award for the 2021 performance period up until his retirement date. He did not receive a Long Term Share Plan award for the 2020 performance year.
António remained entitled to his Fixed Share Award, time pro-rated to his retirement date. The award is paid in shares in quarterly instalments and the final award of £83,477 was made in shares in June 2021 and restricted over three years. The statement published by the Group on its website on 30 April 2021 under s430(2B) of the Companies Act 2006 initially stated that the value of the final award would be £88,846, based on an estimate of the value of António's award at that time.
As a ‘good leaver’ under the Executive Group Ownership Plan Rules (Executive GOS), António’s outstanding 2019 and 2020 Executive GOS awards will be time pro-rated to his retirement date (2019 becomes 5,977,436 shares and 2020 becomes 3,680,612 shares). The awards remain subject to the performance measures which apply to the relevant awards and will continue to vest at the normal vesting dates and be released on their scheduled release dates, subject to the relevant terms (including post-vesting retention periods, malus and, where applicable, clawback and to deductions for national insurance and income tax).
As the 2017 and 2018 Executive Group Ownership Share awards have achieved their three-year performance period with performance outcomes of 49.7 per cent and 33.75 per cent respectively, any unvested awards will not be time pro-rated and will continue to vest at the normal vesting times and be released on their scheduled release dates.

António was provided with a contribution of up to £25,000 (excluding VAT) towards legal fees incurred in connection with his retirement from the Company. António will be provided with tax assistance from the Group’s preferred supplier for the tax years 2021/2022 and 2022/23. Private medical cover was also provided until the end of 2021. As part of António’s buyout of retirement benefits from his employment with Santander, the Group agreed to an unfunded pension buy-out arrangement which was determined based on the achievement of share price conditions over a six-year period. The arrangement provides benefits that are normally payable at retirement at age 65, in which case, the amount would be an annual pension equal to 6 per cent of £1,220,000.
No other payment for loss of office were made in 2021.
Payments within the reporting year to past Directors
There were no payments made to past Directors in 2021.
External appointments
Sir António Horta-Osório - During the year ended 31 December 2021, the former Group Chief Executive served as a Non-Executive Director of Exor, Fundacao Champalimaud, Sociedade Francisco Manuel dos Santos and Stichting INPAR Management/Enable. António is entitled to retain the fees, which were £107,978 in total.
No other Executive Director served as a Non-Executive Director in 2021.

COMPENSATION
Relative importance of spend on pay

The graphs illustrate the total remuneration of all Group employees compared with returns of capital to shareholders in the form of dividends and share buyback.
12021: Ordinary dividend in respect of the financial year ended 31 December 2021, partly paid in 2021 and partly to be paid in 2022 and intended share buyback. 2020: Ordinary dividend in respect of the financial year ended 31 December 2020, paid during 2021 and the maximum allowable under PRA guidelines at the time.
2Performance-based compensation includes expense for the following plans: Performance-based compensation includes expense for the following plans: Group Performance Share (2021: £301 million, 2020: £81.3 million), LTPS and Executive Group Ownership Share (2021: £22.8 million, 2020: £23.3 million), Executive Share Awards (2021: £0.2 million, 2020: £0.4 million) and LDC Assets under Management Plan (2021: £12 million, 2020: £12 million). The expenses for Group Performance Share in 2020 relate to prior year deferrals. For the 2021 performance year, the face value of awards was £399 million for Group Performance Share and £50.8 million for the Long Term Share Plan.

Comparison of returns to shareholders and Group Chief Executive total remuneration
The chart below shows the historical total shareholder return (TSR) of Lloyds Banking Group plc compared with the FTSE 100 as required by the regulations. The FTSE 100 index has been chosen as it is a widely recognised equity index of which Lloyds Banking Group plc has been a constituent throughout this period.

TSR Indices - Lloyds Banking Group and FTSE 100

	CEO	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
GCE single figure of remuneration £000	Sir António Horta-Osório[1]	3,398	7,475	11,540	8,704	5,791	6,434	6,544	4,424	3,604	2,516
	Charlie Nunn[2]	—	—	—	—	—	—	—	—	—	5,523
	William Chalmers[3]	—	—	—	—	—	—	—	—	—	819

Annual bonus/GPS payout (% of maximum opportunity)	Sir António Horta-Osório[1,4]	62%	71%	54%	57%	77%	77%	67.60%	—	—	57.80%
	Charlie Nunn[2]	—	—	—	—	—	—	—	—	—	57.80%
	William Chalmers[3]	—	—	—	—	—	—	—	—	—	78.20%

Long-term incentive vesting (% of maximum opportunity)	Sir António Horta-Osório[1]	0%	54%	97%	94.18%	55%	66.30%	68.70%	49.70%	33.75%	41.80%
	Charlie Nunn[2]	—	—	—	—	—	—	—	—	—	—
	William Chalmers[3]	—	—	—	—	—	—	—	—	—	—

TSR component vesting (% of maximum)	Sir António Horta-Osório[1]	0%	25.30%	30%	30%	0%	0%	0%	0%	0%	0%
	Charlie Nunn[2]	—	—	—	—	—	—	—	—	—	—
	William Chalmers[3]	—	—	—	—	—	—	—	—	—	—
1Sir António Horta-Osório retired as an Executive Director and Group Chief Executive on 30 April 2021. His remuneration details for 2021 are in respect of this period.
2Charlie Nunn succeeded Sir António Horta-Osório as Group Chief Executive in August 2021 and the remuneration included in the table above is in respect of this period and includes a buy-out of £4,231 million.
3William Chalmers was the Interim Group Chief Executive from 1 May 2021 until 15 August 2021, remuneration in the table above is for this period.
4Sir António Horta-Osório declined to take a bonus in 2011 and independently requested that he be withdrawn from consideration for a Group Performance Share award in 2019 and 2020. There were no GPS awards for 2020 performance.

COMPENSATION
Single total figure of remuneration for Chair and Non-Executive Directors

	Fees £000		Benefits (£000)[4]		Total (£000)
	2021	2020	2021	2020	2021	2020
Chair and Non–Executive Directors
Robin Budenberg	618	45	—	—	618	45
Alan Dickinson	397	347	1	1	398	348
Sarah Legg	212	166	2	—	214	166
Lord Lupton	287	313	1	4	288	317
Amanda Mackenzie	164	165	—	—	164	165
Harmeen Mehta[1]	16	—	—	—	16	—
Nick Prettejohn[2]	363	508	1	8	364	516
Stuart Sinclair	231	254	—	—	231	254
Sara Weller[3]	76	207	1	3	77	210
Catherine Woods	232	135	5	—	237	135
1Harmeen Mehta was appointed on 1 November 2021.
2Nick Prettejohn retired 30 September 2021.
3Sara Weller retired 20 May 2021.
4Other benefits relates to reimbursement for expenses incurred in the course of duties. Non-Executive Directors do not receive variable pay.
Directors' share interests and share awards
Directors' interests

	Number of shares			Number of options		Total shareholding1	Value
	Owned outright[1]	Unvested subject to continued employment	Unvested subject to performance[5]	Unvested subject to continued employment	Vested unexercised	Totals at 31 December 2021	Expected value at 31 December 2021 (£000s)[4]
Executive Directors
Charlie Nunn	921,956	—	—	7,444,787	—	8,366,743[3]	4,004
William Chalmers[6]	4,926,640	79,116	6,474,531	749,579	—	12,229,866[3]	4,674
Sir António Horta-Osório[2,5,6]	24,366,753[2]	—	13,059,887[5]	—	—	37,426,640	15,367
Non-Executive Directors
Robin Budenberg	1,000,000	—	—	—	—	1,000,000	n/a
Alan Dickinson	200,000	—	—	—	—	200,000	n/a
Sarah Legg	200,000	—	—	—	—	200,000	n/a
Lord Lupton	2,250,000	—	—	—	—	2,250,000	n/a
Amanda Mackenzie	63,567	—	—	—	—	63,567	n/a
Harmeen Mehta[7]	—	—	—	—	—	—	n/a
Nick Prettejohn[8]	69,280	—	—	—	—	69,280	n/a
Stuart Sinclair	362,664	—	—	—	—	362,664	n/a
Sara Weller[9]	372,988	—	—	—	—	372,988	n/a
Catherine Woods	102,673	—	—	—	—	102,673	n/a
1    Including holdings of any Person Closely Associated
2    Sir António Horta-Osório retired as Group Chief Executive and an Executive Director with effect from 30 April 2021. The number of shares owned outright are as of 30 April 2021. The number of shares in respect of any GOS Awards (in line with the applicable Remuneration Policy) due to vest, have been reduced to reflect the period from the start of the performance period to 30 April 2021. Any shares delivered post António’s cessation date have been excluded. This includes shares purchased under the Share Incentive Plan delivered shortly following termination at the same time that other SIP participants received their April partnership shares and the Q2 2021 Fixed Share Award for the period 1 April 2021 to 30 April 2021 delivered at the same time as other participants in June 2021.
3    There has been no change in shareholdings from 31 December 2021 to 22 February 2022.
4    Expected values are based on the LBG closing share price of 47.86 pence on 31 December 2021.
5    For awards granted under the 2017 and 2018 Group Ownership Share (GOS) Plans where the three-year performance period has completed and the shares are unvested, the actual outcome has been applied to reduce the number of shares and to calculate the expected value. The outcomes applied were 2017 GOS 49.7per cent and 2018 GOS 33.75 per cent.
6    For awards granted under the 2020 GOS Plan and the 2021 Long Term Share Plan where the three-year performance period has not completed, 50 per cent has been applied to calculate the expected value of the 2020 GOS plan and 100 per cent applied to calculate the expected value of the LTSP award in line with the applicable Remuneration Policy.
7    Harmeen Mehta was appointed 1 November 2021.
8    Nick Prettejohn retired 30 September 2021; the number of shares shown is as of 30 September 2021. In addition, Nick Prettejohn held 400 (6.475 per cent) preference shares at 1 January 2021 and 30 September 2021.
9    Sara Weller retired 20 May 2021; the number of shares shown is as of 20 May 2021.
10    Directors are not permitted to enter into any hedging arrangements in relation to share awards. No Director uses share holding as collateral.

COMPENSATION
Outstanding share plan interests

	At 1 January 2021	Granted/ awarded	Dividends awarded	Vested/ released/ exercised	Lapsed	At 31 December 2021	Exercise price	Exercise periods		Note
								From	To
Charlie Nunn
Share Buy-Out		856,921		856,921						1,2
		859,340				859,340		16/03/2022	15/03/2027	1
		1,247,548				1,247,548		15/03/2023	14/03/2028	1
		1,368,990				1,368,990		12/03/2024	11/03/2029	1
		1,368,990				1,368,990		11/03/2025	10/03/2030	1
		1,369,012				1,369,012		11/03/2026	10/03/2031	1
		891,217				891,217		11/03/2027	10/03/2032	1
		339,690				339,690		11/03/2028	10/03/2033	1
William Chalmers
GOS 2020-2022	4,927,191					4,927,191				3
LTSP 2021-2023		1,547,340				1,547,340				4
Deferred GPS awarded in 2020	237,342			158,226		79,116				5
Share Buy-Out	1,124,627			1,124,627				28/01/2021	27/01/2026	6
	686,085					686,085		28/01/2022	27/01/2027	6
2020 Sharesave	46,317					46,317	24.25p	01/01/2024	30/06/2024
2021 Sharesave		17,177				17,177	39.40p	01/01/2025	30/06/2025
Sir António Horta-Osório
GOS 2017-2019	2,114,708		85,082	528,677		1,586,031				3,7,8
GOS 2018-2020	6,725,221			453,952	4,455,461	1,815,808				3,7
GOS 2019-2021	7,685,276				1,707,840	5,977,436				3,9
GOS 2020-2022	8,281,379				4,600,767	3,680,612				3,9
Deferred GPS awarded in 2019	373,566			373,566						10
2017 Sharesave	21,728				21,728		51.03p	01/01/2021	30/06/2021	11
2019 Sharesave	17,336			10,594	6,742		39.87p	01/05/2021	30/10/2021	12
2020 Sharesave	29,690			8,247	21,443		24.25p	01/05/2021	30/10/2021	12
1Charlie Nunn joined the Group on 16 August 2021 as Group Chief Executive and Executive Director. He was granted deferred share awards to replace, like for like, unvested share and cash awards from his previous employer, HSBC, forfeited as a result of joining the Group and lost opportunity bonus for 2020. Deferred Share awards were made under the Lloyds Banking Group Deferred Bonus Plan over 8,301,708 Shares. This includes deferred cash amounts totalling £1,430,717 that Charlie forfeited from HSBC and voluntarily opted to take in Shares. The number of Shares over which the deferred share awards were granted was calculated using the five-day average mid-market closing prices of HSBC and the Group up to his start date of 16 August 2021. The awards are subject to vesting schedules and retention periods that match those of the awards forfeited. As the awards are buy-outs they are not subject to performance conditions or time pro-rating in good leaver circumstances. The awards are subject to malus and clawback on the same terms as Deferred GPS Awards, and in addition are subject to clawback in the event of resignation within two years of grant. The value of the awards is not pensionable. The awards were granted in accordance with the regulatory requirements for buy-outs.
2    As a number of awards would have vested at the time Charlie Nunn joined the Group, the shares awarded in September 2021 vested immediately on grant. The closing market price of the Group’s ordinary shares on that date was 43.9775 pence. After the settlement of income tax and National Insurance, 454,168 shares were released to Charlie Nunn of which 297,772 continue to be subject to a retention period of 12 months.
3    All GOS awards have a three-year performance period ending 31 December. Awards were made in the form of conditional rights to free shares.
4    LTSP awards (in the form of conditional share options) in 2021 were made over shares with a value of 75 per cent of salary for William Chalmers (1,547,340 shares with a face value of £608,128). Vesting is subject to underpin thresholds applicable for the first three years from grant as detailed on page 132 of the 2020 Directors’ remuneration report. Each year the Remuneration Committee will monitor the Group’s progress in relation to the underpins. No awards were made to Sir António Horta-Osorio and Charlie Nunn. The share price used to calculate the face value was the average price over the five days prior to grant (25 February to 3 March 2021), which was 39.3015 pence. The underpins for this award are set out on page 129.
5    The second tranche of the 2019 GPS Award deferred shares vested on 5 March 2021. The closing market price of the Group’s ordinary shares on that date was 40.07 pence. Shares vested are subject to a further one-year holding period. Sir António Horta-Osório waived his 2019 GPS.
6    When William Chalmers joined the Group on 3 June 2019, he was granted deferred share awards, to replace unvested awards from his former employer, Morgan Stanley. Options vested on 27 January 2021 and William Chalmers exercised on 4 March 2021. Mr Chalmers retained all the shares apart from 528,826 shares which were sold at 40.235 pence to meet income tax and National Insurance contributions. 595,801 shares are subject to a 12-month holding period from the date of vesting on 27 January 2021
7    The second tranche of the 2017 GOS awards and the first tranche of the 2018 GOS award vested on 5 March 2021. The closing market price of the Group’s ordinary shares on that date was 40.07 pence. Shares vested are subject to a further holding period.
8    2017 GOS award was eligible to receive an amount equal in value to any dividends paid during the performance period. Dividend equivalents have been paid based on the number of shares vested and have been paid in shares. The dividend equivalent shares were awarded and released on the 5 March 2021. The closing market price of the Group’s ordinary shares on that date was 40.07 pence. The dividend equivalent shares are not subject to any holding period.
9    The number of shares in respect of the 2019 and 2020 GOS Awards for Sir António Horta-Osório have been reduced to reflect the period from the start of the Performance Period to his date of leaving (30 April 2021) in accordance with the appropriate plan rules.
10    The final tranche of 2018 GPS award vested on 5 March 2021. The closing market price of the Group’s ordinary shares on that date was 40.07 pence. 50 per cent of the final tranche is subject to a one year holding period.
11    2017 Sharesave options were not exercised due to the prevailing share price and lapsed on 2 July 2021.
12    2019 and 2020 Sharesave options exercised on 14 October 2021. The closing market price of the Group’s ordinary shares on that date was 48.4425 pence. The lapsed figures represent options Sir António Horta-Osório was not entitled to due to leaving the Group in April.

COMPENSATION
Shareholding policy
Under our Shareholding Policy applicable to 2021, the minimum shareholding requirements are as follows: 350 per cent of base salary for the Group Chief Executive and 250 per cent of base salary for other Executive Directors.
Executive Directors will have three years from appointment in which to achieve the current Policy. In the event that exceptional individual circumstances exist resulting in an Executive not being able to comply with the Policy, the Remuneration Committee will consider whether an exception should apply.
The Group did not operate a formal post-employment shareholding policy in 2021. Existing reward structures and the Long Term Share Plan have been designed in line with regulatory requirements and ensure that a substantial proportion of variable reward for
Executive Directors and other senior employees takes the form of shares deferred and held over a period of up to eight years. These structures ensure Executive Directors continue to meet our shareholding requirements for a minimum of two years after leaving the Group.
Post-employment shareholding requirement
From 1 January 2022, the current Group Chief Executive and Chief Financial Officer will be contractually bound to a post-employment shareholding requirement of two years at a level equal to the lower of the shareholding requirements immediately prior to departure or the actual shareholding on departure.
The post-employment requirement will be maintained through self-certification, with the Committee keeping this approach under review.
We have reviewed our current shareholding policy and subject to shareholder approval at the AGM in 2023, the intention will be to align the shareholding policy for Executive Directors with other members of Senior Management and increase the timeframe by which the shareholding requirement should be achieved from three to five years from their commencement date.
None of those who were Directors at the end of the year had any other interest in the capital of Lloyds Banking Group plc or its subsidiaries.

Chair and Non-Executive Director fees in 2021
The annual fee for the Chair was increased by 1 per cent to £624,400 and there will be a 1 per cent increase in Non-Executive Directors fees for 2022.

	2022	2021
Basic Non-Executive Director fee	£82,000	£81,200
Deputy Chair	£107,000	£106,000
Senior Independent Director	£64,200	£63,600
Audit Committee Chair	£75,000	£74,300
Remuneration Committee Chair	£75,000	£74,300
Risk Committee Chair	£75,000	£74,300
Responsible Business Committee Chair	£42,800	£42,400
IT Fourm Chair	£42,800	£42,400
Audit Committee Member	£34,300	£34,000
Remuneration Committee Member	£34,300	£34,000
Risk Committee Member	£34,300	£34,000
Responsible Business Committee Member	£16,100	£15,900
Nomination and Governance Committee Member	£16,100	£15,900
Non-Executive Directors may receive more than one of the above fees.

COMPENSATION
Percentage change in remuneration levels
The table below sets out the change in the Directors’ base salary/fees, taxable benefits and annual bonus compared with the change in our UK-based colleagues’ pay. Lloyds Banking Group plc is not an employing entity, and therefore the disclosure below is made on a voluntary basis to compare any change with all employees of the wider Group based in the UK. This population has been chosen as the majority of our workforce are based in the UK and is considered to be the most appropriate group of employees. The same population is used for the purposes of the Chief Executive Officer pay ratio disclosure on page 127 of the report.

	% change in base salary/fees		% change in GPS		% change in benefits
	2019 to 2020	2020 to 2021	2019 to 2020	2020 to 2021[3]	2019 to 2020	2020 to 2021
All employees[1,2]	4	4	(100)	N/A	(32)	1
Executive Directors
Charlie Nunn[5]	N/A	N/A	N/A	N/A	N/A	N/A
William Chalmers[4]	2	12	(100)	N/A	(1)	2
Sir António Horta-Osório[5]	2	—	N/A	N/A	(4)	11
Non-Executive Directors[6]
Robin Budenberg	N/A	243	N/A	N/A	N/A	N/A
Alan Dickinson	45	14	N/A	N/A	N/A	N/A
Sarah Legg	131	28	N/A	N/A	N/A	N/A
Lord Lupton	—	(8)	N/A	N/A	N/A	N/A
Amanda Mackenzie	6	(1)	N/A	N/A	N/A	N/A
Harmeen Mehta	N/A	N/A	N/A	N/A	N/A	N/A
Nick Prettejohn	8	(5)	N/A	N/A	N/A	N/A
Stuart Sinclair	21	(9)	N/A	N/A	N/A	N/A
Sara Weller	2	(12)	N/A	N/A	N/A	N/A
Catherine Woods	N/A	43	N/A	N/A	N/A	N/A
1Lloyds Banking Group is not a contracting entity but considers this population to be appropriate for purposes of an ‘All employees’ calculation.
2In October 2019, the company car scheme closed and car allowances were consolidated into salary for c20,000 colleagues, reducing the average amount of benefits received.
3No Group Performance Share (bonus) was paid for 2020 performance.
4William Chalmers was the Interim Group Chief Executive from May to August 2021 and received a deputisation payment for this period.
5Sir António Horta-Osório retired 30 April 2021, figures are annualised based on the single total figure table. Charlie Nunn became the Group Chief Executive in August 2021 and therefore year on year changes do not apply.
6Non-Executive Directors may change Committee Membership or role during the year, resulting in large year-on-year percentage changes. .
Gender pay
While we have further reduced the mean pay gap this year to 29.9 per cent from 32.8 per cent in 2017 the pay gaps are still larger than we would like.
The reduction in our pay gap is due to an improvement in gender representation across our business, with an increase in the proportion of female colleagues in senior roles. However, the biggest driver of our pay gap continues to be the shape of our workforce. We still have a higher proportion of women in more junior levels and fewer women in more senior roles. Further information is available at https://www.lloydsbankinggroup.com/assets/pdfs/who-we-are/responsible-business/downloads/lbg-gender-pay-gapreport-2020-21.pdf

1Bonus data cannot be compared like-for-like with the equivalent data for last year. This is because no bonuses were paid in 2020, except for deferred payments from previous years.
Ethnicity pay
While there is currently no legal requirement to publish ethnicity Pay Data in the UK, we are publishing this data not only because it is the right thing to do, but it also holds us to account for the goals we have set.
Since our last report (2019/20) was released we have seen our pay gap close slightly. This improvement is welcomed. However, we know that the pace of change is slower than we’d like.
With this in mind we are taking a number of steps including having Black, Asian, and minority ethnic candidates on all shortlists to increase diversity in senior recruitment. Further information is available at https://www.lloydsbankinggroup.com/assets/pdfs/who-we-are/responsible-business/downloads/lbg-ethnicity-pay-gapreport-2020-21.pdf
1Bonus data cannot be compared like-for-like with the equivalent data for last year. This is because no bonuses were paid in 2020, except for deferred payments from previous years.

COMPENSATION
Chief Executive Officer pay ratio
The Remuneration Committee views pay ratios as a useful reference point to inform policy setting, but also takes into consideration a number of other factors. The table below shows the ratios of the Group Chief Executive’s total remuneration to the remuneration of colleagues since 2017. The change in the pay ratios for 2021 is explained in more detail below.
The median ratio calculated for all three individuals undertaking the role of Group Chief Executive increased by 137 per cent year-on-year. This increase can be attributed to the one-off buy out awards granted to Charlie Nunn, an increase in the vesting LTIP and the payment of Group Performance Awards (Annual Bonus), which were not awarded for 2020. Excluding the one-off buy-out awards granted to Charlie Nunn, the CEO pay ratio is 117:1. Whilst this is a 23 per cent increase on 2020 when no bonuses were awarded, it reflects continued improvement on prior years.

	Total compensation				Fixed pay
Year	Methodology	P25 (Lower Quartile)	P50 (Median)	P75 (Upper Quartile)	P25 (Lower Quartile)	P50 (Median)	P75 (Upper Quartile)
2021	A	316:1	225:1	120:1	93:1	66:1	38:1
2020	A	132:1	95:1	54:1	103:1	75:1	42:1
2019	A	179:1	128:1	71:1	114:1	82:1	47:1
2018	A	237:1	169:1	93:1	113:1	81:1	48:1
2017	A	245:1	177:1	97:1	113:1	82:1	48:1
Y-o-Y (2020 vs 2021)			137%			(11)%
2021	A - Excluding buy-out	165:1	117:1	63:1	93:1	66:1	38:1
Notes to the table:
•The 2021 total remuneration for the colleagues identified at P25, P50 and P75 are as follows: £28,005, £39,396, £73,629
•The 2021 base salary for the colleagues identified at P25, P50 and P75 are as follows: £22,961, £30,095, £55,064
•The P25, P50 and P75 colleagues were determined on 31 December 2021 based on calculating total remuneration for all UK employees for the 2021 financial year. Payroll data from 1 January 2021 to 31 December 2021.
•Colleague total remuneration has been calculated in line with the single total figure of remuneration. The single total figure of remuneration has been calculated for 60,317 UK colleagues within the Group for a full year including full-time equivalent base pay, vesting Group Ownership Share awards (for eligible colleagues), core benefits, pension, overtime and shift payments, travel/relocation payments (for eligible colleagues) and private medical benefit.
•The average share price between 1 October 2021 and 31 December 2021 47.993 pence has been used to indicate the value of vesting Group Ownership Share awards.
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
Our ratios have been calculated using Methodology option A on the basis that it provided the most accurate means of identifying the median, lower and upper quartile colleagues. The ratio has been calculated taking into account the pay and benefits of over 60,000 UK employees, other than the three individuals performing the role of Group Chief Executive.
The Group welcomed Charlie Nunn as Group Chief Executive in August 2021, taking over from Sir António Horta-Osório who retired from the Group on 30 April 2021. William Chalmers was in role for the interim period from 1 May 2021 to 15 August 2021. As a result of these changes during the year, the CEO ratio reporting is more complicated and we have therefore provided additional information to support the mandatory disclosures.
The change in total remuneration ratios since 2017 is largely driven by the more volatile nature of variable pay for the CEO. The reduction in 2020 can be attributed to the decision not to make awards under the Group Performance Share Plan; reduced performance in the vesting of the 2018 Group Ownership plan compared to 2017 and the reduction in the former Group Chief Executive’s pension allowance from 33 per cent to 15 per cent of salary.
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

COMPENSATION
Implementation of the policy in 2022

The 2020 Directors’ Remuneration Policy was approved at the 2021 AGM in May. The Group proposes to operate the policy in the following way for 2022.

Base Salary
The Group has proposed a total pay budget of 3.6 per cent. The approach focuses on lower paid colleagues and colleagues lower in their pay range.	Salary increases for the Group Chief Executive (GCE) and Chief Financial Officer (CFO) are set below the budget for the wider colleague population at 1 per cent.	Salaries will therefore be as follows: Group Chief Executive: £1,136,250 Chief Financial Officer: £818,945

Fixed Share Award
Awards remain unchanged from 2022 as follows: Group Chief Executive: £1,050,000 Chief Financial Officer: £504,000	Shares will be released in equal tranches over three years. (See page 132 for further details).

Pension
Pension allowances for all Executive Directors are set at 15 per cent of base salary. Any new Executive Director appointments in 2022 will also attract a maximum allowance of 15 per cent of base salary.	Over 50,000 colleagues participate in the Group’s Defined Contribution (DC) Pension scheme where the maximum opportunity for the workforce is 15 per cent of base salary. Executive Directors employer pension contributions are therefore aligned with those available to the majority of the workforce.	In addition to the DC arrangement, the Group currently has almost 12,000 active members in defined benefit plans, with the effective cost of employer contributions into these arrangements being 38 per cent of salary.

Benefits
Benefits remain unchanged from 2021. Executive Directors receive a flexible benefit allowance in line with colleagues, (4 per cent of base salary).	This can be used to select benefits including life assurance and critical illness cover.	Other benefits include transportation and private medical cover. The Chief Financial Officer also receives a car allowance.

Group Performance Share (Bonus)
The performance measures for determining any individual 2022 Group Performance Share awards for Executive Directors are outlined in the 2022 balanced scorecard on page 130.
Individual maximum opportunities for Executive Directors remain unchanged from 2021 at 140 per cent of base salary for the Group Chief Executive and 100 per cent for other Executive Directors.

Individual awards as a percentage of maximum will directly correlate to the overall performance assessment outcome.
For the 2022 performance year, any Group Performance Share opportunity will be awarded in March 2023 in a combination of cash (up to 50 per cent) and shares. In accordance with the Policy, deferral and vesting of any Group Performance

Share awards will be structured so that in combination with any award under the Long Term Share Plan, there will be a deferral of variable remuneration in line with applicable regulatory requirements (currently requiring a deferral of 60 per cent of variable remuneration for Executive Directors).

COMPENSATION

Long Term Share Plan
It is an important feature of the LTSP that performance is assessed and appropriately recognised upfront in the award size as there are no performance conditions that apply after the award is granted (only underpins. This is not however a mechanical outturn, as with GPS, the Remuneration Committee may exercise its judgement.
Pre-grant test
The decision to award Long Term Share Plan awards for 2022 is based on the performance assessment from the 2021 balanced scorecard provided on page 119.
To ensure that the Group Chief Executive and Chief Financial Officer are aligned to the long-term success of the Group and motivated to deliver the next phase of the Group’s strategy and sustainable returns, the Remuneration Committee has awarded 2022 Long Term Share Plan awards of 150 per cent of salary to the Group Chief Executive and the Chief Financial Officer to reflect the Group’s performance in 2021 and other factors taken into account in the ‘pre-grant test’.
The normal range for awards for Executive Directors is 125 per cent to 150 per cent of salary. The level of award for the Group Chief Executive acknowledges that prior to joining, Charlie Nunn agreed to voluntarily reduce the maximum opportunity from 200 per cent under the approved Directors’ Remuneration Policy to 150 per cent. Consistent with the awards for 2020 performance granted in March 2021, these 2022 awards are subject to underpins for the first three years which align the vesting outcomes to longer-term shareholder experience and are deferred for up to seven years.

In deciding the award size, the Committee considered the balanced scorecard, Group’s share price, as well as the following four questions:
•Has the bank lived up to its ambition to be the Best Bank for Customers?
•Do the Group’s financial results and capital position adequately reflect risk, conduct and any other non-financial considerations, including ESG?
•Has the Group made meaningful progress in supporting the UK’s transition to net zero?
•Has the Group suffered a serious conduct event or has severe reputational damage arisen from the Group not living its values?
The Committee concluded that the Group’s strong capital position, positive reputation through 2021 and the support for customers and businesses during 2021 supported the making of awards.
Underpins
The underpins that will apply to the 2022 LTSP awards are:
•CET 1 ratio – Group CET1 ratio above the guided management target each year, including all regulatory buffers
•ROTE – Group ROTE exceeds the average for UK peer banks over the three years
•Ordinary Dividend – Increased ordinary dividend payments over the plan period (subject to any further sector-wide regulatory constraints).
The peer comparator group for the ROTE underpin is set at Barclays Group PLC, HSBC Holdings PLC, Natwest Group PLC, Santander UK PLC and Virgin Money UK

PLC. ROTE will be measured on the new basis adopted from 2021 and will take into account adjustments (as appropriate) for methodology differences between peers and any other factors the Remuneration Committee considers should reasonably be reflected, including relative under or out- performance or change in business mix.
Awards will not be subject to further performance conditions however vesting will be subject to three underpin thresholds applicable for the first three years from grant. Each year the Remuneration Committee will monitor the Group’s progress in relation to the underpins. An assessment will be made at the end of the three year period to determine whether the underpins have been successfully maintained over the three years and to what extent the LTSP award should vest. The Remuneration Committee will also retain the right to consider other factors and apply discretion prior to making a decision on vesting.
Pre-vest test
In conjunction with the assessment of performance against the underpins, the Remuneration Committee will consider the four core questions above to satisfy itself that the performance considered in the pre-grant test has been sustainable. The Remuneration Committee will retain the right to consider other factors and apply general discretion in making a decision on the vesting of awards. This approach helps to avoid any potential unintended outcomes that might arise from the application of formulaic performance criteria in the underpins and ensure that there is a fair outcome. The Committee will explain its reasons for applying discretion in either direction, or for not doing so.

Balanced scorecard outcomes and LTSP award range

Scorecard performance outcome	0% - 50%	50%-100%

All LTSP grant (up to % of base salary)	0% - 125%	125%-150%[1]
1Awards above 150 per cent and up to 200 per cent in line with Policy maximum reserved for exceptional circumstances or exceptional performance for all eligible colleagues other than Charlie Nunn who agreed to cap his maximum award at 150 per cent of salary.

COMPENSATION

2022 Group Performance Scorecard
The performance measures for determining any 2022 Group Performance Share (GPS) Awards and 2023 Long Term Share Plan (LTSP) awards for the Executive Directors are shown in the table below.
The measures and targets are set annually by the Remuneration Committee to reflect the strategic priorities of the Group and take into account both the annual financial plan and operating plan against the backdrop of the rapidly evolving external economic and societal landscape.
Quantitative financial measures make up 50 per cent of the scorecard, with the remaining 50 per cent made up of non-financial measures assessed by the Remuneration Committee using quantitative inputs. When determining the final outcome, the Remuneration Committee may consider any personal or business area objectives and whether there has been effective, consistent and proactive risk management and conduct outcomes across all dimensions.	When assessing performance, the Committee can exercise its judgment to determine the appropriate outcome. This helps to avoid any potential unintended outcomes that might arise from the application of formulaic performance criteria.

Risk	Category	Measures and weightings	
	Financial (50%)	Profit after tax	20%
		ROTE	20%
		Operating costs (excl. remediation and in-year GPS expense)	10%
	Non-financial (50%)	**Customer** Our assessment of how effectively we are serving customers across all brands, products and services	25%
		Colleague • Increasing our gender and ethnic representation in senior roles	7.5%
		• Culture and colleague engagement – Our performance absolute and performance versus UK norm and high performing norm	7.5%
		Climate • Reducing our operational carbon emissions	5%
		• Sustainable financing and investment[1]	5%

Targets

Targets will be disclosed retrospectively in the 2022 Annual Report alongside the level of performance achieved, as the Remuneration Committee considers such targets to be commercially sensitive. However a target range has been set in line with our operating plan and, where applicable, forward- looking guidance.

Measures of financial and non-financial performance have been agreed by the Remuneration Committee to evaluate performance during 2022.

1 The sustainable financing and investment criteria for the Group Balanced Scorecard details the financing and investment activities that are eligible for inclusion towards this measure. Further information is available at: www.lloydsbankinggroup.com/assets/pdfs/who-we-are/financing-a-green-future/objective-framework.pdf

Performance adjustment
Performance adjustment is determined by the Remuneration Committee and/or Board Risk Committee and may result in a reduction of up to 100 per cent variable remuneration opportunity for the relevant period. It can be applied on a collective or individual basis. When considering collective adjustment, a report is submitted to the Remuneration Committee and Board Risk Committee regarding any adjustments required to balanced scorecards or the overall GPS and/or LTSP outcome to reflect in-year or prior year risk matters.
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

COMPENSATION
Remuneration Committee

The Committee comprises of five Non-Executive Directors from a wide background to provide a balanced and independent view on remuneration matters. Two of the three designated independent Non-Executive Directors of the Ring-Fenced Banks also attend meetings of the Committee as observers in order to provide insights on matters relevant to the Ring-Fenced Banks and as part of their role in the Group’s overall governance structure. During the year Stuart Sinclair stepped down as Chair of the Committee and was replaced by Alan Dickinson with effect from 24 November 2021. Alan has been a member of the Committee since July 2015 and Stuart remains a member of the Committee, but has notified the Board that he will retire at the 2022 Annual General Meeting. For further details of Committee membership and attendance at meetings, please see page 140.
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
Advisers
Mercer was appointed by the Committee in 2016 following a competitive tender process and was retained for 2021. The Committee is of the view that Mercer provides independent remuneration advice to the Committee and does not have any connections with the Group or any Director that may impair its independence. The broader Mercer company provides unrelated advice on accounting and investments. Mercer attended Committee meetings upon invitation and fees payable for the provision of services in 2021 were £624.

How the Remuneration Committee spent its time in 2021 and compliance with the 2018 Corporate Governance Code

Committee activities in the year

	Jan	Feb	May	Sept	Nov
Executive directors remuneration					
Executive Director remuneration policy implementation, balance scorecards and pay proposals	○	○	○	○	○
Group Performance Share, Long Term Share Plan and individual assessment	○	○	○	○	○
Remuneration for other Senior Executives	○	○	○	○	○
Directors' remuneration report	○	○			○
All employee remuneration					
Group Performance Share pool, balanced scorecard performance and 2022 pay proposals	○	○	○	○	○
Group-wide reward, gender and ethnic pay gap					○
Remuneration aspects of the workforce engagement		○	○	○	
Reward governance					
Consideration of policy, risk, control and conduct matters	○	○	○	○	○

Statement of voting at Annual General Meeting
The table below sets out the voting outcome at the Annual General Meeting in May 2021 in relation to the annual report on remuneration and the Remuneration Policy, last voted on in 2020.

	Votes cast in favour		Votes cast against		Votes withheld
	Number of shares (millions)	Percentage of votes cast	Number of shares (millions)	Percentage of votes cast	Number of shares (millions)
2020 annual report on remuneration (advisory note)	42,067	94.35%	2,518	5.65%	26
Directors’ remuneration policy (binding vote in 2020)[1]	29,212	63.82%	16,562	36.18%	858
1During 2020 we engaged with shareholders and responded to feedback on the Directors’ Remuneration Policy, for more detail see page 118 of the 2020 Directors’ remuneration report.

COMPENSATION
Directors' Remuneration Policy

The Group’s remuneration policy was approved at the AGM on 21 May 2020 and took effect from that date. It is intended that approval of the remuneration policy will be sought at three-year intervals, unless amendments to the policy are required, in which case further shareholder approval will be sought; no changes are proposed for 2022. The full policy is set out in the 2019 Annual Report on Form 20-F (pages 134 to 142) which is available at: 2019-lbg-form-20f.pdf (lloydsbankinggroup.com).
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
Core benefits include private medical insurance, life insurance and other benefits that may be selected through the Group’s flexible benefits plan.
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
Maximum Potential
The maximum Group Performance Share opportunities are 140 per cent of base salary for the Group Chief Executive and 100 per cent of base salary for other Executive Directors.
Performance measures
Measures and targets are set annually by the Committee in line with the Group’s strategic business plan and further details are set out in the annual report on remuneration for the relevant year. Measures consist of both financial and non-financial measures and the weighting of these measures will be determined annually by the Committee.
All assessments of performance are ultimately subject to the Committee’s judgement, but no award will be made if threshold performance (as determined by the Committee)is not met for financial measures or the individual receives less than 40 per cent out of 100 per cent. The normal ‘target’ level of the Group Performance Share is 50 per cent of maximum opportunity.
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
Maximum Potential
The maximum Long Term Share Plan opportunity under the Policy is 200 per cent of base salary for all Executive Directors

The maximum for the current Group Chief Executive will be 150 per cent of base salary.
Performance measures
An award may be granted by the Remuneration Committee taking into account an assessment of performance of the Company, any Member of the Group or business unit or team, and/or the performance, conduct or capability of the participant, on such basis as the Committee determine. The normal ‘target’ level of the Long Term Share award is 150 per cent of base salary.
No further performance conditions will apply. However vesting will be subject to the underpins and Remuneration Committee discretion as described on page 129.

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
The Chair receives an all-inclusive fee, which is reviewed periodically plus benefits including life insurance, medical insurance, annual medical screening and transportation. The Committee retains the right to provide additional benefits depending on individual circumstances. Non-Executive Directors are paid a basic fee plus additional fees for the chairmanship/membership of Committees and for membership of Group companies/boards/non-board level committees.
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
Letters of appointment
The Non-Executive Directors all have letters of appointment and are appointed for an initial term of three years after which their appointment may continue subject to an annual review. Non-Executive Directors may have their appointment terminated, in accordance with statute, regulation and the articles of association, at any time with immediate effect and without compensation.
All Directors are subject to annual re-election by shareholders.
The service contracts and letters of appointments are available for inspection at the Company’s registered office.

COMPENSATION
Provision 40
Our remuneration principles promote the long-term success of the business, avoid excessive or inappropriate risk taking and align management’s interests with those of shareholders. Below is how remuneration is aligned with the principles of the Code.

Clarity	Proportionality
•Our remuneration framework is structured to support the financial and non-financial objectives of the Group, aligning the interests of our Executive Directors with those of our shareholders.
•The Committee regularly engages and consults with key shareholders to take into account feedback.
•We are committed to transparent communication with all our stakeholders.

•There is clear alignment between the performance of the Group, the business strategy, and the reward paid to Executive Directors.
•Reward outcomes are reviewed by the Committee and may be adjusted having considered the overall Group performance and wider workforce remuneration.
•The Committee has the discretion to reduce the annual bonus and LTSP awards, if it considers the pay-out does not appropriately reflect the performance of the Group during the performance period.

Simplicity	Risk
•We operate a simple, but effective remuneration framework, which is applied on a consistent basis for all employees.
•The annual bonus and LTSP are measured against a single balanced scorecard, with clear line of sight for management and shareholders.

•Our remuneration is structured to align with the Group’s risk management framework.
•The annual bonus, deferred bonus and LTSP incorporate malus and clawback provisions, and overarching Committee discretion to adjust formulaic outcomes.

Predictability	Alignment to culture
•The remuneration outcomes under the different performance scenarios (threshold, target, and maximum) are clearly set out.
•When considering performance, the Committee takes account of the Group’s values.
•Annual bonus and LTSP scorecard contain non-financial measures linked to reducing environmental impact, customer satisfaction and diversity and employee engagement.

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
To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairs. Terms of Reference for each of the Committees are available on the website at www.lloydsbankinggroup.com. Information on the membership, role and activities of the Nomination and Governance Committee, the Audit Committee, the Board Risk Committee and the Responsible Business Committee can be found on pages 150 to 163.
Further information about the work of the Remuneration Committee is included on pages 115 to 116 and 131 to 134.
As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds Banking Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE, key differences are set out in the paragraphs below. As Lloyds Banking Group plc’s main listing is on the London Stock Exchange, it follows the principles contained in the UK Code. The Group confirms that it applied the principles and complied with all the provisions of the Code throughout 2021 except in relation to:
•Provision 21 which provides that an annual evaluation of the Board should be undertaken and for the Board to have an externally facilitated evaluation at least every three years. The Board decided to delay the evaluation for 2021 until 2022 and therefore there was no annual evaluation in 2021 and there will be a gap of more than three years between external evaluations.
•That part of provision 36 that provides that the remuneration committee should develop a formal policy for post-employment shareholding requirements encompassing both unvested and vested shares. The Group has implemented such a policy with effect from 1 January 2022. The Group believes that its post-employment shareholding arrangements in place during 2021 complied with best practice and with the spirit of the Code provision even though a specific formal policy was not in place during 2021.
Compliance with the UK Code is discussed further on page 138.
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

CORPORATE GOVERNANCE
Chair's introduction
Focusing on good governance as we develop our new strategy

The Board remains focused on good governance and stakeholder engagement as fundamental to the Group's role in Helping Britain Recover from the effects of the pandemic.

Robin Budenberg
Chair

2021 saw a change in leadership for us as Charlie Nunn was appointed Group Chief Executive, bringing renewed passion and commitment to our purpose as well as his own vision for the Group. The Board has revisited the role of the Group’s overarching purpose, Helping Britain Prosper, and has considered how to embed our purpose further across business activities to help tackle the social and economic issues facing the UK. Under Charlie’s leadership we have developed the Group’s strategy in line with this purpose and in response to changing customer needs and expectations.
The Board remains focused on good governance and stakeholder engagement as fundamental to the Group’s role in Helping Britain Recover from the effects of the pandemic. Oversight of Charlie’s transition into his role has been a focus for the Board in 2021, together with the other key corporate governance activities set out below.
Stakeholder engagement
The Board recognises the importance of engaging with all its stakeholders. Meeting the Group’s responsibilities and duties to shareholders and the communities we serve is central to our purpose. Further details on how the Board takes account of stakeholder interests are set out on pages 141.
Board oversight of new strategy
The Board has been heavily involved with the development of the Group’s new strategy. Further information on the key Board discussions during 2021 and early 2022 can be found on page 142.

Leading on culture
This year the Board played an active role in leading the development of a healthy, values-led culture. Further information on the Board’s role in assessing, monitoring and providing oversight of the development of the Group’s values-led culture can be found on page 143.
An inclusive and diverse organisation
Driving inclusion and diversity at Board and throughout all levels of the organisation is a key area of focus for the Board. This year, the Board approved the Group’s updated diversity policy – more information on the Board's approach to inclusion and diversity is set out on page 152.
Succession planning
Succession planning is an important component of good governance and is vital to ensure an appropriate mix of skills, experience and backgrounds at Board and senior management level. Further details on the Board’s approach to succession planning can be found on page 152.
Board and Committee changes
There have been several changes to the Board and its Committees during 2021.
Charlie Nunn’s appointment as Group Chief Executive and Executive Director started on 16 August 2021. William Chalmers, Chief Financial Officer, took on the role of acting Group Chief Executive when Sir António Horta-Osório stepped down in April pending Charlie’s arrival. António made a tremendous contribution to the Group during his tenure and left with our thanks and best wishes. I would also like to thank William for taking on the interim role. Harmeen Mehta joined the Board as a Non-Executive Director on 1 November 2021.
Sara Weller retired as Chair of the Responsible Business Committee and as a Non-Executive Director at the Company’s AGM in May 2021 after nine years on the Board and was succeeded in the role of Chair of the Responsible Business Committee by Amanda Mackenzie. Nick Prettejohn stepped down as a Non-Executive Director of the Group and as Chair of Scottish Widows Group on 30 September 2021 after more than seven years on the Board. Sara and Nick made significant contributions to the Board and left with our thanks and best wishes.
In March 2021, membership of the Board Risk Committee was streamlined so that, as is the case with our other Board Committees, a number of Non-Executive Directors, but not all, are now members.
Stuart Sinclair stepped down from his role as Chair of the Remuneration Committee in November 2021 and was succeeded in that role by Alan Dickinson. Stuart has notified the Board that he will retire from the Board at the Company’s AGM in May 2022. Full details of the Board and Committee changes are set out on page 140.
Ring-fencing governance
Although this is Lloyds Banking Group plc's Corporate Governance Report, I would like to thank Nigel Hinshelwood, Sarah Bentley and Brendan Gilligan for their valuable contribution as Non-Executive Directors of Lloyds Bank plc and Bank of Scotland plc (the Ring-Fenced Banks), which represent the majority of the Group's banking activities. Further details regarding the Group’s ring-fencing arrangements and the critical role these Directors play in the Group’s overall governance structure are set out on page 144.
Board evaluation
Given the appointment of a new Group Chief Executive and the Group’s ongoing strategy development, the Board agreed that an evaluation of its effectiveness will be conducted in 2022 instead of in 2021 in order to allow the review to cover the Board’s effectiveness in overseeing these developments. Further information on this process can be found on pages 148.
Corporate Governance Code
The Company’s statement of compliance with the UK Corporate Governance Code 2018 can be found on page 138.

Robin Budenberg
Chair

CORPORATE GOVERNANCE

UK Corporate Governance Code
Compliance statement
The UK Corporate Governance Code 2018 (the Code) applied to the financial year ended 31 December 2021. The Code is available at www.frc.org.uk.
The Directors’ report is set out in a way that helps shareholders and investors to evaluate how the Company has applied the principles, and complied with the provisions, of the Code during the year. The table below signposts the most relevant parts of the Annual Report, in particular where supporting information is not in the Directors’ report.
The Company confirms that it applied the principles, and complied with all the provisions, of the Code throughout the year except as set out below.
Provision 21 of the Code provides that an annual evaluation of the Board should be undertaken and that the evaluation should be externally facilitated at least every three years. The Board decided to delay the evaluation for 2021 until 2022 for the reasons set out on page 148 and therefore there was no annual evaluation in 2021 and, since the most recent externally facilitated evaluation was in 2018, there will be a gap of more than three years between external evaluations. The Board confirms there will be an evaluation in 2022, which it anticipates will be externally facilitated. Further information is on page 148.
Provision 36 of the Code provides that the remuneration committee should develop a formal policy for post-employment shareholding requirements encompassing both unvested and vested shares. The Group has implemented a formal policy for post-employment shareholding requirements with effect from 1 January 2022 and so has complied with the Code provision since that date, but did not comply in 2021 as there was no specific formal policy in place. However, the Group believes that its post-employment shareholding arrangements in place during 2021 complied with best practice and with the spirit of the Code provision. For details of the Group’s shareholding policy and post-employment shareholding requirements, please see page 125 of the Directors’ remuneration report.

Principles of the Code
1. Board leadership and company purpose (pages 139 to 144)	Page(s)
Chair's introduction	137
Our Board	112 to 114
Strategy	4
Risk assessment	47 to 52
Management of risks	53 to 109
Rewarding our workforce	115 to 135

2. Division of responsibilities (page 145)
Our Board and governance structure	139
Board independence and time commitments	151
Committee reports	115 to 116, 131 and 150 to 163
Board and Committee meeting attendance	140

3. Composition, succession and evaluation (pages 146 to 148)
Our Board	112 to 114
Our Board and governance structure	139
Board and Committee meeting attendance	140
Nomination and Governance Committee report	150 to 152

4. Audit, risk and internal control (page 149)
Audit Committee report	153 to 156
Risk management	53 to 109
Principal risks and emerging risks	48 to 52
Board Risk Committee report	157 to 162
Going concern	164

5. Remuneration
Directors remuneration report	115 to 135

CORPORATE GOVERNANCE
Board leadership and company purpose

The role of the Board
The Board is collectively responsible for the long-term, sustainable success of the Group, ensuring due regard is paid to the interests of the Group’s stakeholders and to the Group’s contribution to wider society.
The Board establishes the Group’s purpose, values and strategy. As part of the development of the Group’s strategy, the Board has revisited the role of purpose in the Group’s strategy and considered how to continue to better align the Group’s business with its purpose. Read more about the Board’s engagement in the development of the Group’s new strategy on page 142.
The Group’s role as a trusted and sustainable business is central to its purpose, with the Board’s Responsible Business Committee overseeing the Group’s sustainability ambitions. Read more about the Responsible Business Committee on page 163 and about the Group’s approach to being a responsible business in the Lloyds Banking Group ESG Report 2021.
The Board is also responsible for ensuring that the Group’s culture is aligned with its purpose, values and strategy. Read more about how the Board assesses and monitors the Group’s culture on page 143.
The Board retains ultimate responsibility for ensuring adequate resource is available to meet agreed objectives and strategy, and ensures such resources are responsibly and effectively deployed. The effective management of risk is central to the Group’s strategy, supported by the Group’s enterprise risk management framework, which is discussed in the risk management report on pages 53 to 109.
The Board recognises that engaging with, and acting on the needs of, the Group’s stakeholders is key to achieving the strategy and long-term objectives of the Company.

Our Board and governance structure

Lloyds Banking Group plc Board

Chair
Robin Budenberg

Executive Directors

Group Chief Executive
Charlie Nunn

Chief Financial Officer
William Chalmers

Non-Executive Directors

Deputy Chair and Senior Independent Director
Alan Dickinson

Sarah Legg
Lord Lupton
Amanda Mackenzie
Harmeen Mehta
Stuart Sinclair
Catherine Woods

Group Company Secretary
Kate Cheetham

Group Chief Executive Committees

Board Committees

The key decisions and matters reserved for the Board’s approval, such as the Group’s long-term strategy and priorities, are set out in the Group’s Corporate Governance Framework, which is reviewed periodically by the Board. The Board is supported by its Committees which make decisions and recommendations on matters delegated to them under the Corporate Governance Framework, including Board appointments, the effectiveness of internal controls and the risk management framework, financial reporting, governance, and remuneration issues. This enables the Board to spend a greater proportion of its time on strategic, forward-looking matters. Read more about the Corporate Governance Framework on page 151.
Each Board Committee comprises Non-Executive Directors only and has an experienced Chair. The Committees are managed on the same basis as the Board. The structure of each Committee seeks to facilitate open discussion and debate, and ensure adequate time for Committees’ members to consider all proposals.
The Executive Directors make decisions within the parameters and principles set out in the Corporate Governance Framework, which aims to ensure that decisions are made by management under the correct authority.
However, where appropriate, any activity can be brought to the full Board for consideration, even if the matter falls within agreed parameters. There are executive committees established to support the Group Chief Executive (Group Chief Executive Committees), in particular the Group Executive Committee. Read about the Group Chief Executive Committees on pages 56 to 58.
The terms of reference for the Committees and the matters reserved for the Board can be found at www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.html

CORPORATE GOVERNANCE
Board meetings in 2021
There were 10 Board meetings in 2021. There are separate boards and board committees of Lloyds Banking Group plc, Lloyds Bank plc, Bank of Scotland plc and HBOS plc, but most meetings of these companies are held concurrently and we refer to this as the ‘Aligned Board Model’. As most of the Group’s business sits within Lloyds Bank plc and Bank of Scotland plc (together, the Ring-Fenced Banks), the interests of the Ring-Fenced Banks and the Group are aligned in most circumstances. This model is supported by a number of safeguards to enable us to operate in this way including the appointment of three Ring-Fenced Bank-only Non-Executive Directors and a Ring Fenced Bank Risk Officer, all of whose focus is on protecting the interests of the Ring-Fenced Banks. Read about the Group's governance structure and ring-fencing governance arrangements at the bottom of this page and on this page 144.
Regular updates are provided to the Board by the Committee Chairs as well as by the Chair, the Group Chief Executive, the Chief Financial Officer, the Chief Risk Officer, and the Chairs of the Lloyds Bank Corporate Markets plc and Scottish Widows Group Limited boards.
The Chair also held a number of meetings with the Non-Executive Directors without the Executive Directors present.
The Group has a comprehensive and continuous agenda setting and escalation process in place to ensure that the Board has the right information at the right time and in the right format to enable the Directors to make the right decisions. The Chair leads the process, assisted by the Group Chief Executive and Group Company Secretary. The process ensures that sufficient time is being set aside for strategic discussions and business critical items. The Chair and the Committee Chairs ensure Board and Committee meetings are structured to facilitate open discussion, debate and challenge.
The process of escalating issues and agenda setting is regularly reviewed as part of the Board evaluation with enhancements made to the process, where necessary, to ensure it remains effective.
The Non-Executive Directors also receive regular updates from management to give context to current issues.

Board and Committee composition and attendance in 2021[13]						© Chair

Board member	Board	Nomination and Governance Committee	Audit Committee	Board Risk Committee	Remuneration Committee	Responsible Business Committee
Robin Budenberg[1]	10/10 ©	6/6 ©		2/2	6/6	4/4
Charlie Nunn[2]	4/4
Sir António Horta-Osório[3]	3/3
William Chalmers[4]	10/10
Alan Dickinson[5]	10/10	6/6	6/6	8/8	6/6 ©	4/4
Sarah Legg[6]	10/10		6/6 ©	8/8		3/3
Lord Lupton[1]	10/10			2/2		4/4
Amanda Mackenzie[1,7]	10/10	4/4		2/2	6/6	4/4 ©
Harmeen Mehta[8]	2/2
Nick Prettejohn[9]	7/7	4/4	5/5	6/6
Stuart Sinclair[1,5,10]	8/10[12]	5/6[12]		2/2	4/6[12]	4/4
Sara Weller[1,11]	4/4	2/2		2/2	4/4	2/2
Catherine Woods	10/10		6/6	8/8 ©	6/6
1The Board Risk Committee was reconstituted with effect from 29 March 2021 to streamline that Committee’s membership. With effect from 29 March 2021, the Committee comprised Catherine Woods (Chair), Alan Dickinson, Sarah Legg and, until his retirement from the Board, Nick Prettejohn.
2Charlie Nunn joined the Board on 16 August 2021.
3Sir António Horta-Osório retired from the Board on 30 April 2021.
4William Chalmers, Chief Financial Officer, was acting Group Chief Executive from when Sir António Horta-Osório retired on 30 April 2021 and until Charlie Nunn’s appointment to the Board on 16 August 2021.
5Alan Dickinson succeeded Stuart Sinclair as Chair of the Remuneration Committee on 24 November 2021.
6Sarah Legg joined the Responsible Business Committee on 1 February 2021.
7Amanda Mackenzie succeeded Sara Weller as Chair of the Responsible Business Committee on 20 May 2021 and joined the Nomination and Governance Committee on 23 June 2021.
8Harmeen Mehta joined the Board on 1 November 2021.
9Nick Prettejohn retired from the Board on 30 September 2021.
10Stuart Sinclair plans to retire from the Board at the AGM in May 2022.
11Sara Weller retired from the Board on 20 May 2021.
12Unable to attend due to medical reasons.
13Where a Director is unable to attend a meeting he/she receives papers in advance and has the opportunity to provide comments to the Chair of the Board or to the relevant Committee Chair.

Spotlight on the Ring-Fenced Banks
All of the Lloyds Banking Group plc Directors sit on the boards of the Ring-Fenced Banks together with three additional Non-Executive Directors:
•Nigel Hinshelwood – Senior Independent Director, and a member of the Audit, Remuneration, Risk and Nomination Committees, of the Ring-Fenced Banks
•Sarah Bentley – Non-Executive Director, and a member of the Remuneration Committee, of the Ring-Fenced Banks
•Brendan Gilligan – Non-Executive Director, and a member of the Audit and Risk Committees, of the Ring-Fenced Banks
Since the Ring-Fenced Banks represent the majority of the banking activities of the Group, Nigel Hinshelwood, Sarah Bentley and Brendan Gilligan play an important role in the Group’s overall governance structure. Read their biographies and more about the Group’s structure and ring-fencing governance arrangements on 144.

CORPORATE GOVERNANCE
Board leadership and company purpose continued
Key focus areas

This page shows some of the key focus areas of the Board during 2021 and highlights the stakeholder groups central to those matters considered and decisions taken.

Stakeholders
Customers	Community and environment
Colleagues	Shareholders
Suppliers	Regulatory and government

Key focus areas for 2021

	Matters approved	Other matters considered/undertaken	Stakeholder(s)

Culture and values	•Helping Britain Prosper Plan update (including the focus in Helping Britain Recover) •Human rights policy statement •Workforce engagement 2021	•Operational effectiveness of the remuneration policy •Future ways of working and culture •In-depth session on culture and values

Customers
•Ongoing support for Retail, Commercial and Insurance and Wealth customers as part of Helping Britain Recover
•Approach to dashboard measuring customer satisfaction (Group Customer Dashboard) for 2021 and Group Customer Dashboard targets for 2021
•Impact of the pandemic on retail and business customers •Customer Fair Value principle •In-depth session on becoming the best bank for business

Strategy	•Strategic Review 2021 – please read more on page 4 •Acquisition of Embark •Establishment of Citra Living	•Strategy day to discuss development of new strategy of the Group’s new strategy and to revisit its purpose – please read more on page 142 •Review of the external environment in a strategic context

Financial
•Payment of final dividend for 2020 and an interim dividend for 2021
•Annual Report, Form 20-F, half-year results and quarterly interim management statements
•2021 budget and operating plan, funding and liquidity plans and capital plan
•2021 solvency stress test
•Regular finance reports •Financial forecasts •Capital and liquidity positions •Structural hedging •Group Corporate Treasury management information report

Risk management	•Risk appetite •Risk appetite metrics •Risk management framework •Control effectiveness review	•Consolidated risk reports •Reports from the Business Risk Committee •Climate Biennial Exploratory Scenario (CBES) climate risk stress test

Regulatory	•Whistleblowing policy •Annual review of Group Ring-Fencing Policy and Compliance Annual Framework •Group recovery plan and Resolvability Assessment Framework Self-Assessment for submission to the PRA	•PRA Periodic Summary Letter •Group’s progress towards resolvability under the Bank of England’s Resolvability Assessment Framework

Governance
•Board and Committee appointments
•Board diversity policy
•Outcomes of, and actions arising from, the 2020 Board effectiveness review
•Deferral of the 2021 external Board effectiveness review to 2022
•Non-Executive Director independence annual review
•Future operation of the Board and its Committees •Executive and Board succession planning in context of diversity, retention and development •Approach to the Corporate Governance Framework

CORPORATE GOVERNANCE
Board oversight

How governance contributes to the delivery of our strategy

Our governance arrangements contribute to the development and delivery of our strategy in various ways, including by seeking accountability and responsibility, information flow and independent insight from the Non-Executive Directors.	The Board is responsible for overseeing and developing the Group’s strategy and monitoring its implementation by the Group Chief Executive, supported by the wider executive management team. During 2021, the Board has regularly reviewed the Group’s progress against its delivery of Strategic Review 2021.	The Board has also been heavily involved with the development of the Group’s new strategy and the diagram below gives an indication of the some of the key Board discussion topics on the development of the Group’s new strategy during the second half of 2021 and early 2022.
Focus of Board discussion
•Role of purpose in our strategy •Expressing our purpose •Purpose-alignment of our current business	•Strategic vision •Key strategic choices and options for the retail and commercial customer businesses •Initial priorities for enablers of new strategy	•Key enablers and execution approach for strategy •Operating model and culture •Financial shape of the baseline economics and strategic choices

•Colleague feedback on purpose work •Overall shape and direction of strategic choices and outcomes •Proposed mission statement and principles
•Finalising our purpose-driven mission statement and financial and delivery plan for the strategy
•Measurement and monitoring approach for delivery of strategy
•External and internal stakeholder communication strategy
•Approval of strategy, financial plans, targets and investor communications

Our focus on ESG
The Board has overall oversight of environmental, social and governance (ESG) matters. As ESG matters are an integral part of the Group’s strategy, the Board considered them during the development of the Group’s new strategy.
The Responsible Business Committee oversees and monitors the Group’s strategy and plans for delivering the Group’s aspirations to be a trusted, responsible business as part of our purpose to Help Britain Prosper. During 2021, the Responsible Business Committee discussed regular updates on key environmental and social issues, providing oversight and challenge on those activities that impact our stakeholders. In addition, the Responsible Business Committee reviewed quarterly progress against our Helping Britain Recover commitments.
The Group has made good progress in further incorporating climate change into the Group strategy and business operations as well as prioritising the areas of our businesses where we see the greatest opportunity to support and accelerate the transition to a low carbon economy. We are enhancing our disclosures with our inaugural standalone Climate Report and have published key sector targets for high-emissions and fossil fuel sectors, committing to a full phase-out from thermal coal. Given this progress and the evolving best practice for climate votes, we do not intend at present to bring a climate vote to the 2022 AGM. We will continue to consider a vote on a year by year basis.
Read more in the Responsible Business Committee Report on page 163 and in our Lloyds Banking Group ESG Report.

Our focus on technology
The Board recognises the importance of technology in how the Group serves customers and changing how colleagues work. The Nomination and Governance Committee therefore made the recruitment to the Board of additional technology expertise a priority, resulting in the appointment of Harmeen Mehta. Harmeen is Chief Digital and Innovation Officer at BT and brings to the Board 25 years’ experience leading digital, engineering, IT and innovation transformation as well as incubating new businesses and creating new revenue streams in businesses.
The Group’s Information Technology and Cyber Advisory Forum (ITCAF) was established in 2018 to enable a smaller group of Board members, as well as directors of Lloyds Bank plc and Bank of Scotland plc, to engage in more detailed review of the Group’s IT-related operational risks. This helps inform and enhance discussions of the Board and the Board Risk Committee, to which ITCAF reports.
During the course of the year ITCAF considered a wide range of technology-related matters, including the Group’s ongoing use of cloud technology, the continuing digitisation of the Group’s business, matters of cyber security, and the management of risk relating to IT and cyber issues generally.

Supporting colleagues
Speak Up (the Group’s whistleblowing programme) enables colleagues to raise matters of concern. Alan Dickinson is the Group’s whistleblowing champion and is responsible for overseeing the integrity, independence and effectiveness of the Group’s whistleblowing procedures. In addition, the Audit Committee reviews reports on whistleblowing to ensure there are arrangements in place which colleagues can use in confidence to report relevant concerns and reports on its review to the Board.

Our workforce engagement
In 2021, the Responsible Business Committee became the designated body for the Board’s engagement with the workforce, creating a dedicated resource of Non-Executive Directors, while retaining a commitment for the whole Board to continue to engage with colleagues.

CORPORATE GOVERNANCE
Board leadership and company purpose continued

Focusing on culture
We are focused on creating a healthy culture which is purpose-driven and values-led to help us deliver the right outcomes for customers.
Our six culture drivers provide a clear focus for our culture activities and a consistent structure for Group and Divisional culture plans. Our drivers are:

Board support in 2021
This year the Board continued actively to assess, oversee and monitor our culture through a number of updates and discussions. This included its support to move the 2020 Culture Acceleration Initiatives into ‘business as usual’ activity, aligned to our culture drivers, as part of the Group culture plan. Action in 2021 built on 2020 with a focus on embedding changes made and continuing to ‘raise the bar’.
Key areas of focus
•Building empathy into the way we support customers, clients and colleagues
•Continuing to embed Your Best[1] and use this to help colleagues and teams connect to our purpose
•Powering up Behavioural Experiments[3], encouraging everyone to use this as a tool to simplify how we work
•Simplifying our approach to risk, encouraging all colleagues to have a healthy risk mindset
•Build on the foundations laid for adoption of hybrid ways of working, with guidance and training for teams to have conversations on their future ways of working

Monitoring progress
The Board has continued to monitor the progress the Group has made on culture and colleague feeling. Updates included details of the Colleague pulse surveys, Financial Services Culture Board survey and Colleague survey, with updates on critical activities and discussions on cultural challenges and tensions.
In addition, culture progress is also measured through our Culture Index, which brings together key metrics from the Colleague and Financial Services Culture Board surveys. The full results from these surveys and a behavioural diagnostic tool are also used to understand our culture.

2021 progress
While we have seen a drop across some of our engagement metrics in 2021, we have seen some increases in areas where we have had a targeted cultural focus, such as the two areas below.
89%
(+2 vs 2020)
Where I work, people take responsibility for solving customer problems
82%
(+7 vs 2020)
As a result of my Your Best[1] Check-ins[2] I’m clear on how I’m performing

1Your Best is our straightforward, simplified, collaborative approach to performance management
2Check-ins are honest, two-way conversations with a colleague’s manager to share feedback on objectives, development goals and growth in skills.
3Behavioural Experiments is teams and individuals intentionally using our Group Behaviours to tackle everyday challenges through a series of small experiments
How we think about our culture and ways of working is fundamental. It’s probably more important than some of the strategic choices we make. Charlie Nunn Group Chief Executive

Looking to the future
Recognising that we are at an inflection point on our cultural journey, driven by evolving ways of working, changes in senior leadership and strategic changes in the Group, we are taking the opportunity to reset our culture.
The Board has been actively engaged in understanding our culture, joining colleague focus groups to understand the current strengths and challenges. The Board has also discussed the themes which impact our current culture and our future cultural aspirations.
We are strengthening the connection between our culture, purpose and strategy with increased clarity about what Helping Britain Prosper means and new values which clarify the expectations we have of each other. Through effective embedding of these new values in 2022 and beyond, we can continue to build on the progress already made in creating a truly purpose-driven and values-led culture

CORPORATE GOVERNANCE

Group structure and ring-fencing governance arrangements
Since 1 January 2019 UK legislation has required large UK banks to separate personal banking services, such as current and savings accounts, from riskier activities, such as investment banking, in other parts of their business. This is called ring-fencing. The Group’s structure and governance arrangements meet these regulatory requirements. Lloyds Bank plc and Bank of Scotland plc are the banks, within the Group, which have been included within the ring-fence (together, the Ring-Fenced Banks). The governance structure focuses on ensuring:
•Independent decision-making by the Ring-Fenced Banks' boards – on any matters where there might be a conflict between the interests of the Ring-Fenced Banks and the interests of another part of the Group
•Risks affecting the Ring-Fenced Banks are considered and managed from the Ring-Fenced Banks’ perspective – including maintenance of the capital adequacy and liquidity of the Ring-Fenced Banks
•Clear and effective governance at both Ring-Fenced Bank and Lloyds Banking Group plc level – including second and third lines of defence in respect of risk management

Group structure
The subsidiaries of the Group are structured into the following subgroups under Lloyds Banking Group plc, providing effective governance for the business undertaken in each sub-group:
•Ring-Fenced Banks sub-group containing Lloyds Bank plc and Bank of Scotland plc (including the Halifax and MBNA businesses), serving both their UK personal and commercial customers.
•Non-Ring-Fenced Bank sub-group– Lloyds Bank Corporate Markets plc –which provides products and services to Group customers that are not allowed within the ring-fence, as well as serving financial institutions customers and holding certain of the Group’s subsidiaries and branches outside the UK
•Insurance sub-group under Scottish Widows Group Limited (including Scottish Widows Limited)

•Equity sub-group under LBG Equity Investments Limited, for which the principal subsidiary is Lloyds Development Capital Limited
The boards of the Ring-Fenced Banks comprise all of the Group Directors plus three additional independent Non-Executive Directors: Nigel Hinshelwood (Senior Independent Director), Sarah Bentley and Brendan Gilligan. These Ring-Fenced Bank-only Directors are independent of the management and the rest of the Group and their role is to act exclusively in the best interests of the Ring-Fenced Banks. They play a crucial role in the governance structure, with an enhanced role in managing any potential conflicts between the Ring-Fenced Banks and the Group.

Ring-Fenced Bank-only Directors

Nigel Hinshelwood Senior Independent Director Lloyds Bank plc and Bank of Scotland plc	Sarah Bentley Independent Non-Executive Director Lloyds Bank plc and Bank of Scotland plc	Brendan Gilligan Independent Non-Executive Director Lloyds Bank plc and Bank of Scotland plc

Appointed: January 2019

Skills, experience and contribution:
Extensive experience in the financial services sector having worked across the UK and Europe, North and South America, the Middle East and Asia Pacific
Significant experience of large scale transformation, operations and technology
Nigel was a partner at Ernst & Young (subsequently Cap Gemini Ernst & Young) for many years where he held numerous positions including Head of Financial Services and Chief Executive Officer of Southeast Asia.
Before becoming a Non-Executive, he was the Head of HSBC UK and Deputy CEO of HSBC Bank plc. Within the HSBC Group he held a number of executive appointments including Head of HSBC Insurance Holdings, Chief Operating Officer for Europe, Middle East and Africa, and Global Head of Operations. Nigel was formerly a Non-Executive Director of Lloyd’s of London Franchise Board.

Appointed: January 2019

Skills, experience and contribution:
Extensive digital and digital transformation experience
Strong customer and marketing skills
Sarah is Chief Executive Officer and Executive Director of Thames Water Utilities Limited and a Director of Water UK, the trade association of the water and wastewater industry. Prior to joining Thames Water in autumn 2020, Sarah was Chief Customer Officer at Severn Trent plc and a member of its Executive Committee.
Before joining Severn Trent, Sarah was the Managing Partner for Accenture’s Digital business unit in the UK and Ireland. Sarah previously worked internationally in a number of roles including Strategy, Marketing & Propositions for BT’s Global Services division, CEO of Datapoint, and Senior Vice President of eLoyalty.

Appointed: January 2019

Skills, experience and contribution:
Extensive experience in core strategic finance and controllership roles in the financial services industry
Significant experience of serving on the boards of regulated financial services businesses in the UK, France, Switzerland and Poland
Brendan’s career began in the Public Audit division of KPMG in Ireland and Canada. He subsequently worked in commercial and consumer banking services and financing with Woodchester Investments plc and, after its acquisition by General Electric Company, with GE Capital until his retirement in April 2018.

CORPORATE GOVERNANCE
Division of responsibilities

Board responsibilities
As Chair, Robin Budenberg has overall responsibility for the leadership of the Board and for ensuring its effectiveness in all aspects of its operation. These responsibilities are formalised within the Corporate Governance Framework.
The composition of the Board (currently, the Chair, seven Non-Executive Directors and the two Executive Directors) helps ensure that no one individual or small group of individuals dominates the Board’s decision-making. The diversity of skills, experience and background on the Board enables the Board to provide constructive challenge and strategic guidance and offer specialist advice.
There is a clear division of responsibilities between the leadership of the Board and the executive leadership of the Group – please refer to the role summaries on the right. The responsibilities of the Chair, Group Chief Executive, Senior Independent Director, Board and Committees are agreed by the Board and publicly available on the Group’s website at www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.html. The Chair periodically refreshes Committee membership.
Monitoring independence
The Nomination and Governance Committee monitors whether there are any relationships or circumstances which may affect a Director’s independence. Following the most recent review of independence, the Committee concluded that all Non-Executive Directors are independent in character and judgement. Robin Budenberg was independent on appointment when assessed against the circumstances set out in provision 10 of the Code.
Monitoring time commitments
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
External appointments, which may affect existing time commitments relevant to the Board, must be agreed with the Chair, and prior Board approval must be obtained before taking on any new external appointments. The Board did not approve any significant additional external appointments in 2021. No Executive Director has taken up more than one Non-Executive Director role at a FTSE 100 company or taken up the chair of such a company. More information on Directors’ attendance at meetings can be found on page 140.
Non-Executive Directors	Executive Directors

Chair
Robin Budenberg
Robin Budenberg leads the Board and promotes high standards of corporate governance. He leads in building an effective and complementary Board and sets the Board’s agenda. The Chair also leads Board succession planning and seeks to ensure effective communication with shareholders.

Group Chief Executive
Charlie Nunn
Charlie Nunn manages and leads the Group on a day-to-day basis, making decisions on matters affecting the operation and performance of the Group’s business and the delivery of the Board’s approved strategy. He delegates aspects of his authority, as permitted under the Corporate Governance Framework, to other members of the Group Executive Committee.

Deputy Chair and Senior Independent Director
Alan Dickinson
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

Non-Executive Directors
The Independent Non-Executive Directors challenge management constructively and help develop and set the Group’s strategy. They actively participate in Board decision-making and scrutinise management performance. The Non-Executive Directors satisfy themselves on the integrity of financial information and review the Group’s risk exposures and controls. The Non-Executive Directors, through the Remuneration Committee, also determine the remuneration of Executive Directors.

Chief Financial Officer
William Chalmers
Under the leadership of the Group Chief Executive, William Chalmers makes and implements decisions in all matters affecting the management of financial resources. He provides specialist knowledge and experience to the Board. Together with Charlie Nunn, William Chalmers designs, develops and seeks to implement strategic plans and deals with day-to-day operations of the Group.

Company officers

Group Company Secretary
Kate Cheetham
As Group Company Secretary, Kate Cheetham advises the Board on matters relating to governance, ensuring good information flows and comprehensive practical support is provided to Directors. Kate Cheetham is also responsible for maintaining the Group’s Corporate Governance Framework and organising Directors’ induction and training. Both the appointment and removal of the Group Company Secretary is a matter for the Board as a whole.

The right information and support
The Chair, supported by the Group Company Secretary, ensures that Board members receive appropriate and timely information. All Directors have access to the advice of the Group Company Secretary and the Group provides access, at its expense, to the services of independent professional advisers in order to assist Directors in their role. Board Committees are also provided with sufficient resources to discharge their duties.

CORPORATE GOVERNANCE
Composition, succession and evaluation

Composition
The balance of skills, experience, independence and knowledge on the Board is the responsibility of the Nomination and Governance Committee and is reviewed annually or whenever appointments are considered. The Nomination and Governance Committee assesses the skills, experience and knowledge of the Non-Executive Directors on an individual basis and on a collective basis – please see the table below for the results of the latest assessment, which was approved on 24 November 2021. Having the right balance of skills and experience helps to ensure Directors discharge their duties effectively.
The Nomination and Governance Committee leads the process for Board appointments, which makes recommendations to the Board. Open advertising and/or an external search consultancy is used for the appointment of the Chair and Non-Executive Directors. Appointments are made on merit and due consideration is given to diversity in its broadest sense, including gender, social and ethnic backgrounds, and cognitive and personal strengths.

More details about the process for the appointment of Harmeen Mehta as a Non-Executive Director can be found on page 151
Succession planning
The Nomination and Governance Committee ensures plans are in place for orderly succession to both Board and senior management positions, and oversees the development of a diverse pipeline for succession. More information about the work of the Nomination and Governance Committee on succession planning can be found on page 152.

At the 2022 AGM all Directors intend to seek re-election or election except for Stuart Sinclair, who intends to step down at the 2022 AGM. The Board believes that all Directors continue to be effective and committed to their roles.
Evaluation
During 2021, actions identified in the 2020 Board evaluation were implemented. More information on those actions and on our next Board evaluation can be found on page 148.
1All data as at 31 December 2021. Gender and ethnicity date remains correct as at the date of publication of the Annual Report on Form 20-F.

Collective view of the skills, experience and knowledge of Non-Executive Directors[1]

Skill	Rating	Skill	Rating
Retail/Commercial Banking	●	Major Change Programmes	●
Financial Markets/ Wholesale Banking/ Treasury	●	ESG: Environment, Sustainability and Climate Change	◕
Insurance	●	ESG: Social, Inclusion and Diversity, and Governance	◕
Audit and Finance	●	Listed Board Governance, including Investor Relations and Remuneration	●
Risk - in Financial Institutions	●	Government/ Regulator Interface	●
Technology/Digital	◕	Strategic Thinking	●
Consumer/Marketing/Distribution	◕		

◕ Good experience and knowledge
● Deep experience – distinctive strength

1 Nomination and Governance Committee assessment as at 24 November 2021.

Tenure of Non-Executive Directors[1]

2014
2015
2016
2017
2018
2019
2020
2021
Robin Budenberg
1
Alan Dickinson
7
Sarah Legg
2
Lord Lupton
4
Amanda Mackenzie
3
Harmeen Mehta
0
Stuart Sinclair
5
Catherine Woods
1

● Length of current tenure in complete years

1 Non-Executive Directors in office at the date of this Annual Report and Accounts.

CORPORATE GOVERNANCE
Composition, succession and evaluation continued

Board training
The Chair is responsible for leading the development of, and monitoring the effective implementation of, training policies and procedures for the Directors. On appointment, each Director receives a formal and tailored induction. In addition, there is a programme of ongoing training for Directors.
The Directors are committed to their own ongoing professional development and the Chair discusses training with each Non-Executive Director at least annually. The Company Secretary oversees a training plan for the Non-Executive Directors, with the plan for 2021 discussed at the Nomination and Governance Committee at the start of the year with the Non-Executive Directors encouraged to suggest training topics of interest.
Induction
New Non-Executive Directors like Harmeen Mehta receive a tailored induction that focuses on the Group’s culture and values, stakeholders, strategy, structure, operations and governance. The emphasis is on ensuring the induction brings the business and its issues alive, taking account of the specific role the Director has been appointed to fulfil and their skills and experience to date.
An induction pack is provided containing key corporate documents and information relating to the Group covering aspects such as the role of a director (including relevant Group policies such as anti-bribery, conflicts of interest, expenses, gifts and hospitality and share dealing), the Board and its Committees, financials and strategy, governance, risk management, culture, shareholders and training.
Meetings are scheduled with Board Directors, the Group Company Secretary,
GEC members, and other senior managers to discuss aspects such as:
•The UK banking regulatory framework and corporate governance including ring-fencing requirements, the Senior Managers and Certification Regime, culture and conduct expectations and whistleblowing
•Strategic challenges facing the Group
•Culture and values
•Group operations
•Risk management
•Financials (including meetings with internal and external auditors)
•Capital management and liquidity
•Inclusion and diversity
•Retail Banking and Wealth Management
•Commercial Banking
•Scottish Widows Group Limited and the Insurance sub-group
•Lloyds Bank Corporate Markets plc and the Non-Ring-Fenced Banks sub-group
•LBG Equity Investments and the Equity sub-group
Group training modules
Non-Executive Directors are asked to complete training modules on a quarterly basis. In 2021, these modules were on:
•Information risk and cyber security
•Anti-bribery: fighting fraud and financial crime
•Conduct Rules
•Competition law
•Data privacy and records management
•Speak Up (the Group’s whistleblowing programme)
Other training
Direct training sessions have been offered across a range of topics of particular interest that were chosen to complement the Board agenda and facilitate advanced discussion. Where training was offered online, the sessions have been recorded and made available to all Directors. The topics are produced based on the level of knowledge and experience of Board members. Topics during 2021 included:
•Financial models
•Data
•Group technology strategy
•Technology foundations
•Cloud infrastructure
•Emerging cyber trends
•Payments
•Sustainability and climate risk
•Resolution
In addition to the above, a board incident management exercise was undertaken.
Committee-specific training is agreed by Committee Chairs and Committee secretaries as and when needed.
Directors who take on new roles or change roles during the year attend induction or handover meetings in respect of those new roles.

Closer to Customers, Colleagues and Clients programme

The Group has developed a bespoke training programme for Non-Executive Directors, which aims to bring Non-Executive Directors closer to our customers, clients and colleagues. The programme includes a range of live and recorded engagement options and has been very well received by the Non-Executive Directors.

Customers
These modules aim to develop further the understanding of customers’ lives and how the Group can support them via customer focus groups, and a choice of call recordings, in each case on a range of topics.
Clients
These modules aim to deepen experience and understanding of the Group’s Commercial Banking base via intimate roundtable events and client meetings as well as virtual sessions and client research recordings.

Colleagues
These modules provide the opportunity to meet with colleagues to discuss the Group’s culture, colleagues’ roles and their experience of supporting customers and clients. Time is spent in focus groups on topics such as colleagues’ views on the Group’s culture and purpose and on colleagues’ experiences supporting customers and businesses.

CORPORATE GOVERNANCE
Board evaluation
The annual evaluation, which is typically facilitated externally at least once every three years, provides an opportunity to consider ways of identifying greater efficiencies, maximising strengths and highlighting areas of further development to enable the Board continuously to improve its own performance and the performance of the Group.
The Chair of the Board, with the support of the Nomination and Governance Committee, leads the Board in considering and responding to the annual review of the Board’s effectiveness, which includes a review of its Committees and individual Directors. Performance evaluation of the Chair is carried out by the Non-Executive Directors, led by the Senior Independent Director, considering the views of the Executive Directors.
The Board is committed to independent evaluation of its own effectiveness and that of its Committees as recommended by the UK Corporate Governance Code 2018. An external evaluation was last conducted in 2018, with internal evaluations having been carried out in 2019 and 2020.
Given the appointment of a new Group Chief Executive in August 2021 and the Group’s ongoing strategy development, the Board agreed that an evaluation of its effectiveness together with that of its Committees, will be conducted in 2022 instead of in 2021 in order to allow the review to cover the Board’s effectiveness in overseeing these developments. External board review specialist Dr Tracy Long of Boardroom Review Limited has been engaged to conduct that evaluation, with the results to be presented to the Board during 2022. Dr Tracy Long is an independent external service provider with no connection to the Group or any individual Directors. Details of the process followed, findings and actions arising from that external evaluation will be included in the Annual Report on Form 20-F 2022.
Given the Board’s decision to defer the annual evaluation of its effectiveness until 2022, the Chair undertook individual assessments of the Non-Executive Directors in January 2022 and found that the Non-Executive Directors are committed and continue to operate effectively individually and collectively as a board. In January 2022, a performance evaluation of the Chair was undertaken by the Non-Executive Directors, led by the Senior Independent Director, considering the views of the Executive Directors. The evaluation found the Chair’s performance to be effective.

If Directors have concerns about the Company or a proposed action which cannot be resolved, their concerns are recorded in the Board minutes. Also, on resignation, Non-Executive Directors are encouraged to provide a written statement of any concerns to the Chair, for circulation to the Board. No such concerns were raised in 2021 and up to the date of this report.
Progress against the 2020 evaluation
The main focus in improvements to Board effectiveness in 2021 has been on creating room for more forward-looking and strategic discussions on key matters at Board and Committee meetings. These enhancements have been achieved by (1) enhancing focus by the Board and individual Directors on their primary role of establishing, and providing oversight of, the Group’s purpose, values and strategy; and (2) enhancing the clarity of accountability between the Boards and the Group Chief Executive Committees. Further improvements have been made in relation to the quality of Board papers and training for members of the Board and Committees.

Theme	Feedback from the 2020 Evaluation	Actions taken in 2021

Board discussion and debate	•Call for further strategic, forward-looking discussion
•Board and Committee agendas rationalised to focus more on core activities and matters reserved for the Board
•Enhanced the process for appropriate delegation to Committees, including where possible, delegation to Committees for appropriate decisions or final decisions where the Board has extensively discussed and agreed the item in principle

Board papers	•Improve quality of Board papers
•Streamlined the Board agenda papers
•Established new form of reports from the Group Chief Executive, Chief Financial Officer and Chief Risk Officer for Board meetings, to be narrative led, drawing out key insights and expressing views on key issues
•New board portal implemented to give enhanced functionality for Board members, including the ability to ask clarification questions directly to report writers and Board members
•Board paper authors trained to ensure the 'ask' in papers is clear and to improve the quality of papers
•Feedback sought from Directors on improvements to the quality of papers

Training	•Further formal technical training for members of Boards and Committees
•Training has been rolled out to Directors in relation to a range of subject matter including financial models, data, Group technology strategy, technology foundations, cloud infrastructure, emerging cyber trends, payments, sustainability and climate risk, and resolution and a bespoke programme on customers, clients and colleagues – please see page 147 for more information about the ‘Closer to Customers, Colleagues and Clients programme’ and the training provided to Directors
•Additional training scheduled for individual Directors as needs are identified

CORPORATE GOVERNANCE
Audit, risk and internal control

Audit and risk
There are formal policies and procedures in place designed to ensure the independence and effectiveness of the internal and external audit functions. Group Internal Audit is a single independent internal audit function, reporting to the Audit Committee. Further detail can be found in the sections headed ‘Group Internal Audit’ and ‘Auditor independence and remuneration’ on page 156.
The Board has delegated a number of responsibilities to the Audit Committee, including monitoring and reviewing financial reporting, the effectiveness of internal controls and the risk management framework, whistleblowing, the internal audit process and the external auditor’s process. The Audit Committee reports regularly to the Board on its activities, and its report for 2021, confirming how it has discharged its duties, can be found on pages 153 to 156.
Requirements that the Annual Report is fair, balanced and understandable are considered throughout the drafting and reviewing process and the Board has concluded that the 2021 Annual Report meets this requirement. The Board is supported in this by its Audit Committee and a sign-off process involving different sections of the Annual Report being approved for inclusion by senior management, with additional review by the Group Disclosure Committee. Related information on the Company’s business model and strategy can be found on pages 4 to 24.
The Board is responsible for the Group’s risk management and internal controls systems, including the determination of the nature and extent of risk the Company is willing to take. Risk is further managed through the Board-approved risk management framework, as discussed in the risk management report on pages 53 to 109. The Board Risk Committee assists the Board in fulfilling its risk governance and oversight responsibilities, including by the provision of advice to the Board on risk strategy and overseeing the development, implementation and maintenance of the Group’s overall risk management framework and its risk appetite. The Board Risk Committee reports regularly to the Board on its activities, and its report for 2021, confirming how it has discharged its duties, can be found on pages 157 to 162.
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
In establishing and reviewing the risk management and internal control systems, the Directors carried out a robust assessment of the emerging and principal risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity and reputation, the likelihood of a risk event occurring and the costs of control. The process for identification, evaluation and management of the emerging and principal risks faced by the Group is integrated into the Group’s overall framework for risk governance. The risk identification, evaluation and management process also identifies whether the controls in place result in an acceptable level of risk. At Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the Group Risk Committee, Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a monthly view of the Group’s overall risk profile, key risks and management actions, together with performance against risk appetite and an assessment of emerging risks which could affect the Group’s performance over the life of the operating plan. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is provided within the risk management report on pages 53 to 109. The Board concluded that the Group’s risk management arrangements are adequate to provide assurance that the risk management systems put in place are suitable with regard to the Group’s profile and strategy.
Control effectiveness review
All material controls are recorded and assessed on a regular basis in response to triggers or at least annually. Control assessments consider both the adequacy of the design and operating effectiveness. Where a control is not effective, the root cause is established and action plans implemented to improve control design or performance. Control Effectiveness against all residual risks are aggregated by risk category, reported and monitored via the monthly Consolidated Risk Report (CRR). The CRR is reviewed and independently challenged by the Risk Division and provided to the Risk Division Executive Committee and Group Risk Committee. On an annual basis, a point in time assessment is made for control effectiveness against each risk category and across the sub-groups. The CRR data is the primary source used for this point in time assessment and a year on year comparison on control effectiveness is reported to the Board.
Reviews by the Board
The effectiveness of the risk management and internal control systems is reviewed regularly by the Board and the Audit Committee, which also receive reports of reviews undertaken by the Risk Division and Group Internal Audit. The Audit Committee receives reports from the Company’s auditor, Deloitte LLP (which include details of significant internal control matters that they have identified), and has a discussion with the auditor at least once a year without executives present, to ensure that there are no unresolved issues of concern.
The Group’s risk management and internal control systems are regularly reviewed by the Board and are consistent with the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting issued by the Financial Reporting Council and compliant with the requirements of CRD IV. They have been in place for the year under review and up to the date of the approval of the Annual Report. The Group, Ring-Fenced Bank sub-group and Lloyds Bank Corporate Markets plc have achieved full compliance with BCBS 239 risk data aggregation and risk reporting requirements, and continue to actively maintain this status.

CORPORATE GOVERNANCE
Nomination and Governance Committee report
A strong and effective Board is central to
helping deliver the Group’s strategy

Delivery of the Group’s strategy will only be achieved with the right mix of knowledge, skills and experience across the Board and the executive matched with its diversity.
Robin Budenberg
Chair, Nomination and Governance Committee

Q&A
Q. How has the Nomination and Governance Committee (the Committee) reflected the Group’s strategic direction in its consideration of Board and Committee membership?
A. The Committee fully recognises the need for and benefits that a diverse Board provides. The experience and knowledge that Harmeen Mehta’s appointment brings to the Board helps illustrate the Committee’s focus on not only the necessary collective skills and experience of the Board, but also future strategic needs. The streamlining of the Board Risk Committee membership this year also demonstrates the need for more focused discussion.

Q. How does the Committee consider broader succession planning?
A. The Committee also maintains a strong focus on succession planning at an executive level, again recognising the need to ensure that an appropriate mix of knowledge, skills, experience and diversity is maintained. See page 152 for more details of our approach.

Q. What are the key areas of focus for the Committee in 2022?
A. Core areas of focus for 2022 will continue to include succession planning at both Board and executive level, managing Board (and Committee) composition and skills, and driving diversity and inclusion at Board level and beyond. Board effectiveness will also be an area of particular focus, with scheduling of the externally facilitated Board evaluation.

Key activities in 2021
•Board and Committee composition, skills and training
•Board and senior executive succession planning
•Implementation of 2020 Board evaluation recommendations
•Diversity and inclusion
Introduction
As highlighted in my introduction to the governance report on page 137, following the appointment of Charlie Nunn as Group Chief Executive, the year has seen a focus on development of the Group's purpose and strategy. This focus has also shaped the agenda and focus of the Committee’s activities during the year, most notably the Committee's consideration of Board and executive level succession planning and discussions, which led to the Board’s decision to defer the Board evaluation, as discussed below.
Committee purpose and responsibilities
The purpose of the Committee is to keep the Board's governance, composition, skills, experience, knowledge, independence and succession arrangements under review and to make appropriate recommendations to the Board to ensure the Company's arrangements are consistent with the highest corporate governance standards.
Succession planning
As mentioned in my introduction to the governance report on page 137, there have been a number of changes to the Board and its Committees during the year; all of these have been overseen by the Committee. Strong succession planning remains a key focus in helping ensure the continuation of an appropriate mix of skills, experience and backgrounds. Further details on the Committee’s approach to succession planning can be found on page 152.
Consideration has been given to planned Board retirements and the impact of these on membership of the Board and its Committees. The Committee’s ongoing review of the structure, size and composition of the Board and its Committees helps ensure that the appropriate mix of knowledge, skills, experience and diversity is maintained. A number of other changes, beyond those set out below, have also been made to the membership of Board Committees during the year, as detailed in the summary of Board and Committee composition and attendance on page 140. The most notable of these was the streamlining of the Board Risk Committee membership.
As indicated in last year’s report, Sara Weller retired as planned from the Board, and as Chair of the Responsible Business Committee, at the AGM in May 2021, with Amanda Mackenzie succeeding her as Chair of the Responsible Business Committee. As announced on 23 September 2021, Nick Prettejohn stood down as a Non-Executive Director, effective from 30 September 2021 and Stuart Sinclair notified the Board of his intention to retire from the Board at the AGM in 2022. Stuart stood down as Chair of the Remuneration Committee with effect from 24 November 2021, with Alan Dickinson succeeding him in the role, having been a member of the Remuneration Committee since July 2015. Alan also continues in his role as Deputy Chair and Senior Independent Director.
Last year’s report discussed Charlie Nunn’s appointment as Group Chief Executive. William Chalmers, Chief Financial Officer, took on the role of acting Group Chief Executive when Sir António Horta-Osório stepped down on 30 April 2021, until Charlie’s appointment became effective on 16 August 2021.
On 16 June 2021 we announced Harmeen Mehta’s appointment as an independent Non-Executive Director, effective from 1 November 2021. Harmeen also joined the Group’s Information Technology and Cyber Advisory Forum (ITCAF), and both the Board and the ITCAF will benefit greatly from her impressive depth of experience and knowledge. Further details of the selection process for appointments can be found on page 151.
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
Board effectiveness and training
As referred to in my introduction to the governance report on page 137, the Board has agreed that the next Board evaluation, which will be externally facilitated, should be deferred to 2022. Given the appointment of a new Group Chief Executive and the Group’s ongoing strategic development, the Board agreed that such a deferral would allow the review to cover the Board’s effectiveness in overseeing management transition and strategy review. The Committee also

CORPORATE GOVERNANCE
considered the remaining actions taken in response to feedback from the previous internal review undertaken in 2020. Further improvements have also been made in relation to the quality of Board papers and training for members of the Board and Committees. Full details are provided on page 147.
The Committee also oversees training undertaken by the Non-Executive Directors. The Chair discusses training with each Non-Executive Director at least annually and, as set out in the summary of Board training on page 147, training sessions have been offered across a range of topics of particular interest, in addition to mandatory training requirements. Learning and engagement opportunities have been undertaken by all Non-Executive Directors in relation to material aspects of the Group’s business.
Independence and time commitments
Based on its assessment for 2021, the Committee is satisfied that, throughout the year, all Non-Executive Directors remained independent1 in character and judgement.
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
The Group’s Corporate Governance Framework
The annual review of the Corporate Governance Framework was undertaken during the year and is expected to be finalised during the first half of 2022. The review focused on streamlining, simplifying and making the framework more accessible, while continuing to ensure full compliance with the relevant obligations and best practice. There were no material changes to the framework during the year.
As part of its broader governance responsibilities, the Committee considered regular updates on developments in corporate governance, including the FCA consultation on diversity and inclusion on company boards and executive committees and the BEIS consultation on restoring trust in audit and corporate governance, and also considered correspondence with shareholders.
UK Corporate Governance Code
The Company applied the UK Corporate Governance Code 2018 for the year ending 31 December 2021 and complied with all the provisions with two exceptions. A detailed summary setting out the Company’s compliance, together with details of these exceptions, can be found on page 138.

The Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. The Committee’s terms of reference can be found at www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.html.
Committee composition, skills and experience
To ensure a broad representation of experienced and independent Directors, membership of the Committee currently comprises the Chair, Deputy Chair (who is also the Senior Independent Director), the Chair of the Responsible Business Committee, together with a further independent Non-Executive Director. The Senior Independent Director of the Ring-Fenced Banks also attends meetings as an observer in order to provide insights on matters relevant to the Ring-Fenced Banks when required and as part of his role in the Group’s overall governance structure.
The Group Chief Executive attends meetings as appropriate. Details of Committee membership and meeting attendance during the year can be found on page 140.

Appointment process – Harmeen Mehta, Independent Non-Executive Director
In late 2020, anticipating Sara Weller’s intention to retire from the Board following the AGM held in May 2021, the Board initiated a search process led jointly by the Chair and, until his retirement, the former Chair, to identify an additional independent Non-Executive Director. A specific requirement was for the candidate to have digital and technology skills, in addition to continuing to strengthen the Board’s overall diversity. Following a competitive tender process, Heidrick & Struggles, who have publicly stated commitments around the provision of diverse board candidates amongst the initial list of prospects, were appointed to assist the Board in identifying a diverse list of potential candidates with the required knowledge, skills and experience. The Chair kept the Board and the Committee regularly informed on progress, with discussions being held throughout. A long list of candidates was considered and narrowed down to a diverse shortlist. Further detailed consideration led to the final shortlist of four candidates each being interviewed by the Chair, the Senior Independent Director and two of the Ring-Fenced Bank Directors, with each being assessed formally against defined competencies. Harmeen Mehta was identified as the preferred candidate, recognising her depth and breadth of relevant knowledge, skills and experience.
The Committee’s recommendation for Harmeen’s appointment was subsequently approved by the Board.
Throughout what was a formal, rigorous and transparent appointment process, consideration was given to a broad range of factors such as merit and objective criteria,consideration of diversity of gender, social and ethnic backgrounds, cognitive and personal strengths, and the Group’s future strategic direction. Heidrick & Struggles has no further connection with the Group or individual Directors beyond undertaking search and recruitment related activity.

1The Chair was independent on appointment. Under the Code, thereafter the test of independence is not appropriate in relation to the Chair.

CORPORATE GOVERNANCE

Succession planning
Arrangements put in place to cover the interim period prior to Charlie Nunn joining the Group illustrate how effective succession planning can be used to address short-term requirements. Effective succession planning also contributes to the ability of the Group to deliver on its strategic objectives over the medium and longer term by ensuring the desired mix of skills and experience of Board members now and in the future, of particular relevance in the context of the Group’s strategic development. The Board is also committed to recognising and nurturing talent within the executive and management levels across the Group to ensure that the Group creates opportunities to develop current and future leaders.
The Committee supports the Chair in keeping the composition of the Board and its Committees under regular review and in leading the appointment process for nominations to the Board. This helps ensure continued focus on increasing the overall diversity of the Board, and capacity for future succession planning.
The appointment process set out on the previous page helps illustrate how this works in practice.
The Chair leads an ongoing assessment of the collective Board’s technical and governance skill set. From this, the Chair creates a Board skills matrix which is used to track the Board’s strengths and identify any gaps in the desired collective skills profile of the Board. Various factors are taken into consideration such as the Group’s future strategic direction, and helping ensure due weight is given to diversity in its broadest sense. The skills matrix is considered in the appointment of all Board members. The Group’s diversity commitments and outcomes of the Board evaluation process are also taken into consideration.
The role of succession planning in promoting diversity is fully recognised. The Group has a range of policies which promote the engagement of underrepresented groups within the business in order to build a diverse talent pipeline.
The Committee continued to focus on the adequacy of succession arrangements for key senior management roles. During the year, consideration was given to the overall strengthening of succession plans, and ensuring an appropriate focus on continuing to improve diversity, in addition to the need to recognise the potential opportunities that development of the Group’s strategy may provide. This was also discussed at a full Board meeting during the year.
The Chair is responsible for developing and maintaining a succession plan for the Group Chief Executive who is, in turn, primarily responsible for developing and maintaining succession plans for key leadership positions in the senior executive team.

Board diversity policy
The Board diversity policy (the Policy) sets out the Board’s approach to diversity and provides a high-level indication of the Board’s approach to inclusion and diversity in senior management roles which is governed in greater detail through the Group’s policies.
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
Objectives for achieving Board diversity may be set on a regular basis. On gender diversity, the Board is committed to maintaining at least three female Board members and over time will aim to reach 50 per cent male and female representation on the Board to match the 50 per cent ambition that the Group has set for female senior executives.

Reflecting these aspirations, the Board will aim to meet any recommendations set out by the FTSE Women Leaders review (formerly the Hampton-Alexander Review). Female representation on the Board is currently 40 per cent (based on four female Directors and six male Directors).
The Group has also set a target of 13 per cent of senior roles to be held by Black, Asian and minority ethnic executives by 2025. The Board will therefore aim over time to reflect this goal with regard to Board members. As at 31 December 2021, the Board met, and continues to meet, the objectives of the Parker Review with at least one Black, Asian and minority ethnic Board member.
As noted, the Board places high emphasis on ensuring the development of diversity in the senior management roles within the Group and supports and oversees the Group’s ambition of achieving 50 per cent of senior roles held by female executives by 2025, and of 13 per cent of senior roles held by Black, Asian and minority ethnic executives by 2025 (including a minimum of 3 per cent of senior roles being held by Black heritage colleagues). This is underpinned by a range of policies within the Group to help provide mentoring and development opportunities for female and Black, Asian and minority ethnic executives and to ensure unbiased career progression opportunities. Progress on this objective is monitored by the Board and built into its assessment of executive performance.

As at 31 December 2021, female representation within the Group Executive Committee and their direct reports was 35 per cent in total (with 20 per cent for the Group Executive Committee and 37.1 per cent for their direct reports). Female representation across all senior roles was 37.7 per cent, and Black, Asian and minority ethnic representation in senior roles was 8.8 per cent. The Group’s Race Action Plan, which was launched during 2020, aims to drive cultural change, recruitment and progression across the Group. This includes a goal to increase Black representation in senior roles from 0.6 per cent to at least 3 per cent by 2025, aligning the Group with the overall UK labour market.
A copy of the Policy is available on our website at www.lloydsbankinggroup.com/who-we-are/responsible-business/downloads.html

CORPORATE GOVERNANCE
Audit Committee report
Ensuring oversight of financial and narrative
reporting, and the control environment

Our commitment to the continuous improvement of the reporting and control environment will be key in supporting the strategic development of the Group.
Sarah Legg
Chair, Audit Committee

Q&A
Q. Given the ongoing pandemic conditions in 2021, how has the Committee prioritised its agenda?
A. The Committee has continued to spend significant time on financial reporting matters involving judgements and estimates, including economic assumptions. Work in this regard has ensured that changing economic conditions have been reflected appropriately and in a timely manner. Improvements in reporting processes, resulting in greater agility, have been achieved. Mitigation of the impact of the pandemic on the reporting and control environment continued to be an important focus for the Committee.

Q. External disclosure requirements continued to evolve throughout the year – how has the Committee responded?
A. Climate-related disclosures received increased attention from the Committee in 2021. In particular, the work to assess the impact of climate change on the Financial Statements was reviewed, including the development of the control environment to support climate-related disclosures.

Q. How has the Committee overseen the transition of the external audit to Deloitte LLP?
A. A smooth transition requires careful planning and co-ordination across both organisations. The Committee has overseen this transition, approving the audit plan and receiving regular progress reports from Deloitte LLP. Committee members also meet with the external auditors periodically, providing good opportunity for further insight on topical matters.

Key activities in 2021
•Assessing the impact of the pandemic on the financial statements, including expected credit losses and other key aspects of financial reporting.
•Reviewing the continuous improvement in financial and regulatory reporting, and effectiveness of the internal controls.
•Responding to the evolving disclosure requirements, including climate-related disclosures.
Introduction
I am pleased to report on how the Committee has discharged its responsibilities during what continues to be challenging times, and I would like to thank fellow Committee members for their contributions, including Nick Prettejohn who stepped down during the course of the year. The Committee has also benefited from insight brought by the Ring-Fenced Bank Directors, who attend the Committee as observers in order to provide insights on matters relevant to the Ring-Fenced Banks and as part of their role in the Group’s overall governance structure, and from attendance by the chairs of the audit committees of Scottish Widows and Lloyds Bank Corporate Markets.
Looking forward to 2022, along with core responsibilities for the integrity of the financial reporting and control environment, the Committee will continue to focus on areas of continuous improvement on an end to end basis. We will engage further on the BEIS proposals on audit reform, and with climate-related disclosure. Towards the end of 2021, we began the process of appointing a new Chief Internal Auditor.
Committee purpose and responsibilities
The purpose of the Committee is to monitor and review the Group’s financial and narrative reporting arrangements, the effectiveness of the internal controls (including over financial reporting) and the risk management framework, whistleblowing arrangements and each of the internal and external audit processes. This includes the statutory audit of the consolidated financial statements and the independence of the statutory external auditor.
The Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. A full list of responsibilities is detailed in the Committee’s terms of reference, which can be found at www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.html. In satisfying its purpose, the Committee undertakes the functions detailed within Disclosure Guidance and Transparency Rule 7.1.3R.
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
All members of the Committee are independent Non-Executive Directors with competence in the financial sector, and their biographies can be found on pages 112 to 114. Sarah Legg is a Fellow of the Chartered Institute of Management Accountants and of the Association of Corporate Treasurers, with extensive knowledge of financial markets, treasury, risk management and international accounting standards. She is a member having recent and relevant financial experience for the purposes of the UK Corporate Governance Code, and is the Audit Committee financial expert for SEC purposes.
During the course of the year, the Committee held separate sessions with the internal and external audit teams, without members of the executive management present. For details of how the Committee was run, see page 140.
The Committee normally undertakes an annual effectiveness review as part of the Board Evaluation process. In line with the approach agreed by Board to defer the review which was due in 2021, the Committee’s next effectiveness review will be conducted in 2022. Details of the rationale for this approach are set out in the Board Evaluation section of the Corporate Governance Report on page 148.
While the Committee’s membership comprises the Non-Executive Directors noted on page 140, all Non-Executive Directors may attend meetings as agreed with the Chair of the Committee. The Group Financial Controller, Chief Internal Auditor, the external auditor, the Group Chief Executive, the Chief Financial Officer and the Chief Risk Officer also attend meetings as appropriate. Details of Committee membership and meeting attendance can be found on page 140.

CORPORATE GOVERNANCE

Matters considered during 2021

	Jan	Feb	Apr	Jun	Jul	Oct
Reporting
Review of external reporting documents	m	●	●	m	●	●
Significant accounting judgements	●	●	●	●	●	●
Going concern assumption	m	●	m	m	●	m
Regulatory reporting related matters	●	●	●	●	●	●
Climate-related disclosures update	●	m	m	m	m	●
Activities of subsidiary audit committees	●	●	m	m	●	●

Control environment
Control update (include Sarbanes-Oxley)	●	●	●	●	m	●
Annual review of risk management framework and control effectiveness review summary	●	m	m	m	m	m

Group Internal Audit
Reports from Group Internal Audit	●	m	●	m	●	●
External effectiveness report on Group Internal Audit	m	m	m	m	●	m

External audit
Reports from the external auditor including external audit plan	●	●	●	●	●	●
Appointment, remuneration, non-audit services and effectiveness	●	●	●	m	●	●
Deloitte transition activities update, appointment and preliminary audit plan	●	●	m	m	m	m

Other
Updates on new accounting standards including IFRS17, FRC thematic reviews and the Restoring trust in audit and corporate governance BEIS consultation	m	m	●	●	m	●
Audit Committee effectiveness review for 2020	●	m	m	m	m	m
Whistleblowing	●	m	m	●	●	m
Updates on Finance strategy	m	m	●	m	m	●
Financial reporting
During the year, and in relation to the year ended 31 December 2021, the Committee considered the following issues relating to the Group’s financial statements and disclosures, with input from management, the Risk Division, Group Internal Audit and the external auditor.

Activities for the year

	Key issues	Committee review and conclusion

Allowance for impairment on loans and advances
The Group’s impairment provision is dependent on management’s judgements on matters such as GDP, unemployment, house prices and interest rates, as well as its assessment of a customer’s current financial position and whether the exposure has suffered a significant increase in credit risk. The Group's total impairment allowance at 31 December 2021 was £4,042 million (2020: £6,247 million).

Throughout the year, the Committee has challenged the Group’s expectations of the economic impact of the COVID-19 pandemic as it has continued to evolve and reviewed the economic assumptions used to calculate the Group’s expected credit loss (ECL).
At 31 December 2021, the Group’s ECL allowances resulting from management judgements accounted for £1,284 million, or 32 per cent, of the Group’s total ECL (31 December 2020: £1,383 million, or 22 per cent). The Committee has reviewed management’s rationale for these provisions and has challenged whether the additional provisions are appropriate. Note 3 to the financial statements includes further detail on the judgements made by management and the amounts provided for each of the judgements made.
Conclusion: The Committee was satisfied that the impairment provision and the associated disclosures provided in the financial statements were appropriate. The disclosures relating to impairment provision are set out in note 18 and note 51 to the financial statements.

Conduct risk provisions
During 2021, the Group made provisions of £1,300 million (2020: £464 million), including £790 million for the HBOS Reading review (2020: £159 million). Management judgement is used to determine the population likely to be impacted by conduct risk matters, the cost of remediation and, where appropriate, any related administration costs.

The Committee has received regular updates on the progress being made on the Group’s conduct risk matters including the ongoing review of the Group’s handling of HBOS Reading and the General Insurance renewal errors which resulted in a £91 million FCA fine. Following the emergence of the first outcomes from an independent panel that is reassessing direct and consequential losses relating to HBOS Reading, the Group has charged a further £790 million in the year ended 31 December 2021.
Conclusion: The Committee has considered management’s assessment of the Group’s provisions required for its conduct-related matters and was satisfied that the provisions were appropriate. The Group’s disclosure is set out in note 36 to the financial statements

CORPORATE GOVERNANCE

Activities for the year

	Key issues	Committee review and conclusion

Going concern statement
The Directors are required to confirm whether they have a reasonable expectation that the Company and the Group will be able to continue to operate and meet their liabilities as they fall due for a specified period.

The Committee assisted the Board in determining the appropriateness of adopting the going concern basis of accounting. This assessment was based on the Group's operating, funding and capital plans which included consideration of the implications of the COVID-19 pandemic and climate-related matters on the Group's performance and its projected funding and capital position. The Committee also took into account the results of the Group’s stress testing activities and the principal and emerging risks, which are set out on pages 58 to 59, 53 to 109 and pages 59 to 61 respectively.
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
Conclusion: The Committee was satisfied that the provisions and disclosures made in respect of uncertain tax positions were appropriate. The relevant disclosures are set out in note 46 of the financial statements.

Retirement benefit obligations
The value of the Group’s defined benefit pension plan obligations is determined by making financial and demographic assumptions, both of which are significant estimates made by management. The defined benefit obligation at 31 December 2021 was £47,130 million (31 December 2020: £49,549 million).

The Committee reviewed the process used by management to determine appropriate assumptions to calculate the Group’s defined benefit liabilities. During 2021, these included the discount rate, the future rate of inflation and expected mortality rates.
Conclusion: The Committee was satisfied that management had used appropriate assumptions that reflected the Group’s most recent experience and were consistent with market data and other information. The Committee was also satisfied that the Group’s disclosures made in respect of retirement benefit obligations are appropriate. The relevant disclosures are set out in note 34 of the financial statements.

Value-in-force (VIF) asset and insurance liabilities
Determining the value of the VIF asset and insurance liabilities requires management to make significant estimates for both economic and non-economic actuarial assumptions. At 31 December 2021, the Group’s VIF asset was £5,514 million (2020: £5,617 million) and its liabilities arising from insurance contracts and participating investment contracts were £123,423 million (2020: £116,060 million).

The Committee considered updates from management and from the Group’s Insurance Audit Committee summarising its activities, which included a review of the economic and non-economic assumptions made by management to determine the Group’s VIF asset and insurance liabilities. The most significant assumptions were in respect of workplace pension persistency, annuitant longevity, and expenses.
Conclusion: The Committee was satisfied that the assumptions used to calculate the VIF asset and liabilities arising from insurance contracts and participating investment contracts were appropriate. The disclosures are set out in note 23 and note 30.

CORPORATE GOVERNANCE
Other significant issues
The following matters were also considered by the Committee.
Risk management and internal control systems
Full details of the internal control and risk management systems in relation to the financial reporting process are given within the risk management section on pages 53 to 109. Specific related matters that the Committee considered for the year included:
•The effectiveness of systems for internal control, financial reporting and risk management
•The extent of the work undertaken across the Group to ensure that the control environment continued to operate effectively
•The major findings of internal investigations into control weaknesses, fraud or misconduct and management’s response, along with any control deficiencies identified through the assessment of the effectiveness of the internal controls over financial reporting under the US Sarbanes‑Oxley Act.
•Specifically the Committee closely monitored the deficiencies identified in respect of privileged and user access across certain business applications and associated IT infrastructure and the Group's plans to address the control findings identified.
The Committee was satisfied that internal controls over financial reporting were appropriately designed and operating effectively.
Risk weighted assets (RWA) and regulatory reporting
Since 2019, the PRA has increased its focus on the quality of regulatory reporting, emphasising the need for it to be complete, timely and accurate. A number of skilled person independent reviews have been commissioned across the industry to review the governance, controls and processes supporting the regulator reporting framework within firms. As part of our continued focus on strengthening our control environment in both financial and regulatory reporting, management have established a Regulatory Reporting Review project. Involving first, second and third line, this project is reviewing our current regulatory reporting activities and where necessary, enhancing our governance and control framework. Management provided regular updates to the Committee over the year to highlight progress made in improving the reporting control environment across a number of regulatory reports.
Alternative performance measures
The Committee has reviewed the enhancements that management has made to the Group’s alternative performance measures (APMs) disclosures during the year. Enhancements have included additional reconciliations between statutory measures and APMs, clear labelling of which of the Group’s key performance indicators are APMs and increasing the prominence of the Group’s statutory disclosures. In the Group’s Annual Report and Accounts, a separate section has been created, containing a description of the Group's APMs, the information that each of them providers and how the APM is used internally. The Committee was satisfied with the approach to APMs and the associated year-end disclosures.
Climate-related financial disclosures
During 2021, the Committee received updates on the Group’s plans to develop its climate-related financial disclosures and has reviewed the Group’s Climate Report, which is in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). The report sets out the climate-related governance , strategy and ambitions of the Group and outlines the progress to date against these ambitions as well as the work being done to manage climate-related risks. The Committee has also reviewed the results of the Group's financial reporting climate risk assessment and the disclosure enhancements that the Group has made to its financial statements. The Group will continue to enhance its climate-related disclosures which will remain an area of focus for the Committee.
Group Internal Audit
In monitoring the activity, role and effectiveness of the internal audit function and their audit programme the Committee:
•Approved the annual audit plan and budget, including resource
•Reviewed progress against the plan through the year through updates including quarterly reports on the activities undertaken and six-monthly reports from the internal audit Quality Assurance team
•Considered the major findings of significant internal audits, and management’s response
•Monitored the progress of internal audit’s coverage of key risk themes across the Group, including Data Quality & Ethics, Cyber & Information Security, Operational Resilience, Strategic Delivery and Customer Treatment
•Engaged a third party to opine on the effectiveness of the internal audit function, considered the result and monitored progress to address the findings raised
Speak Up (the Group’s whistleblowing service)
The Committee received and considered reports from management on the Group’s whistleblowing arrangements. The Committee reviewed the reports to ensure there are arrangements in place which colleagues can use in confidence and without fear of retaliation, to report concerns about inappropriate and unacceptable practices, that these arrangements are well-publicised and that there is proportionate and independent investigation of such matters or appropriate follow up. The Committee reported on its consideration of whistleblowing arrangements to the Board.
Auditor independence and remuneration
The Committee is responsible for establishing the Group’s policies and procedures designed to protect the independence and objectivity of the external auditor. In April 2021, the Committee updated its non-audit services policy to reflect the process for PwC resigning as auditor from each of the Group’s legal entities. No other substantive changes were made to the policy.
The policy details those services that the auditor is permitted to carry out and pre-approves certain of these services provided the fee is below a threshold; all other permitted services must be specifically approved in advance by the Committee. Prior to the engagement of the auditor for a permitted service, the policy requires that senior management confirms whether the Committee has pre-approved the service or specific approval is required. The total amount of fees paid to the auditor for both audit and non-audit related services in 2021 and further information on the policy is disclosed in note 12 to the financial statements.
External auditor
Following an external audit tender in 2018, Deloitte LLP (Deloitte) was appointed as auditor of the Company and the Group with effect from the 2021 financial year. Mike Lloyd is the statutory audit partner for the Group and attends all meetings of the Committee.
The Committee oversees the relationship with the external auditor, including its terms of engagement and remuneration, and monitors its independence and objectivity. During 2021, the Committee reviewed Deloitte’s audit plan, including the underlying methodology, and Deloitte’s risk identification processes. In its assessment of Deloitte’s performance and effectiveness, the Committee has considered: Deloitte’s interactions with the Committee; the responses to a questionnaire issued to the Group’s businesses, Finance, Risk and Internal Audit; and the Financial Reporting Council’s Audit Quality Inspection Report published in July 2021. The Committee concluded that it was satisfied with the auditor’s performance and recommended to the Board a proposal for the reappointment of the auditor at the Company’s Annual General Meeting.
FRC corporate reporting review
The Committee reviewed a letter received from the FRC on its review of the Group's UK 2020 Annual Report and Accounts. The FRC's review was based solely on the contents of the Annual Report and Accounts. The FRC had no questions or queries that they wished to raise with the Group. The FRC highlighted a number of areas where it believed that users would benefit from further improvements to the disclosures; where appropriate, the Group has enhanced these disclosures in its 2021 Annual Report and Accounts.
Statutory Audit Services compliance
The Company and the Group confirm compliance with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the external auditor and the setting of a policy on the provision of non-audit services, for the year to 31 December 2021. There are no plans as at the date of this report to conduct a tender exercise for external audit services.

CORPORATE GOVERNANCE
Board Risk Committee report
The Committee's enhanced approach drives a
more forward-looking risk agenda

The Committee recognises the challenges, and importance, for both the Group and its customers, in assessing the impacts of climate risk, and the pace of change required to mitigate its potential impacts.

Catherine Woods
Chair, Board Risk Committee

Q&A
Q. How has the Board Risk Committee (the Committee) developed its approach in assisting the Board fulfil its risk and governance roles and responsibilities?
A. The Committee has implemented several changes, set out in my introduction below, which help ensure greater focus on the most important matters and their analysis. This improves the Committee's effectiveness in supporting the Board, and contributes to broader Board and Committee enhancements in response to feedback from the 2020 Board evaluation.

Q. How is the Committee considering the risks associated with climate change?
A. Climate change remains a key issue for the Group and the Committee. During 2021, progress with the Group’s climate risk strategy was reviewed, together with consideration of areas such as development of sector strategies, targets and metrics, capabilities, and the pace of work required to ensure delivery of commitments and requirements. Further information is set out on page 159.

Q. What are the key areas of focus for the Committee in 2022?
A. The Committee will continue to consider the following important areas:
•Continuing impacts of the pandemic and the UK’s exit from the EU
•Ensuring effective support for customers in financial difficulty, and delivery of fair and appropriate customer outcomes
•Effective management of operational resilience risks, including ongoing review of cyber and technology investment and risks
•The pace of work, resource and capabilities required to assess climate risk impacts and delivery of commitments
•Effective management of change and execution risks in the delivery of the Group's strategy

•Effective management of fraud risks, particularly Authorised Push Payments scams •Management of strategic and emerging risks •Ongoing embedding of the Group's risk culture and control environment

Key activities in 2021
•Considering the continuing effects of the pandemic and the UK’s exit from the EU on credit quality and customers in financial difficulty
•Considering progress made in improving support for vulnerable customers and customers in financial difficulty
•Continued focus on the management of the Group's operational resilience across non-financial risk areas
•Identification of key macro-strategic risk themes, and risks associated with the Group's strategic change agenda
•Focusing on the Group’s climate risk strategy and development of related risk management capabilities
•Reviewing progress in strengthening the Group’s risk culture and control environment
•Review of the Risk function target operating model, together with consideration of the findings arising from an external benchmarking exercise
•Formal oversight of material regulatory change programmes such as the IBOR transition
Introduction
I am pleased to report on how the Committee has discharged its responsibilities throughout 2021, my first year as Chair of the Committee. Several changes were implemented during the year, simplifying how the Committee operates and, in doing so, helping ensure that time is focused on the most important matters. This helps strengthen and drive more effective support for the Board, coupled with a more forward-looking agenda. Changes included a review of the volume of routine items considered by the Committee, allowing greater time to be spent on key risk topics with an emphasis on deep dives and greater analysis of these areas. The membership of the Committee has also been reduced, together with the removal of subcommittees, and more opportunities being created for Committee members to have unstructured conversations with management. In addition, as part of the broader review of the Corporate Governance Framework, the Committee’s terms of reference have been reviewed and are being updated, with a particular focus on alignment with the Risk Coalition Principles as well as other legal, regulatory and best practice standards.
The past year has continued to see the pandemic impact the Group’s business, its customers, and the wider economy. This, together with the impacts of the EU exit, continue to be a key focus for the Group and the Committee. In addition, the increased focus and pace of activity around climate risk has been, and will throughout 2022 continue to be, central to the Committee’s activities.
I would also like to take this opportunity to thank all the former members of the Committee for their contribution, and specifically Nick Prettejohn, the former Committee Chair, for his ongoing support throughout 2021, as I took on the role of Chair of the Committee.
Committee purpose and responsibilities
The overriding purpose of the Committee is to assist the Group’s Board in fulfilling its risk governance and oversight roles and responsibilities. The Committee is also responsible for ensuring the risk culture is fully embedded and supports at all times the Group’s agreed risk appetite, covering the extent and categories of risk which the Board considers as acceptable for the Group. The enhancements made this year to the way the Committee operates have strengthened the support provided to the Board.
The Committee is responsible for reviewing and reporting its conclusions to the Board on the Group’s risk management framework, which embraces risk principles, policies, methodologies, systems, processes, procedures and people. It also includes the review of new, or material, amendments to risk principles and policies, and overseeing any action resulting from material breaches of such policy.
More details on the Group’s wider approach to risk management can be found in the risk management section on pages 53 to 109. Full details of the Committee’s responsibilities are set out in its terms of reference, which can be found at www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.html.
Committee composition, skills, experience and operation
As mentioned in my introduction, the composition of the Committee was reduced during the year, currently consisting of three Non-Executive Directors, providing core banking and risk knowledge, together with a breadth of experience which brings a clear awareness of the importance of putting the customer at the centre of all that the Group does. Two of the three designated independent Non-Executive Directors of the Ring-Fenced Banks also attend meetings as observers in order to provide insights on matters relevant to the Ring-Fenced Banks when required and as part of their role in the

CORPORATE GOVERNANCE
Group’s overall governance structure. The Chief Risk Officer has full access to the Committee and attends all meetings. The Chief Internal Auditor and members of the executive also attend meetings as appropriate.
The Committee normally undertakes an annual effectiveness review as part of the Board evaluation process. In line with the approach agreed by the Board to defer the review, which was due in 2021, the Committee’s next effectiveness review will be conducted, and presented to the Committee, in 2022.
Details of the rationale for this approach are set out in the Board evaluation section of the corporate governance report on page 148. Details of Committee membership and meeting attendance during the year can be found on page 140.
As the most senior risk committee in the Group, the Committee interacts with other related risk committees, including the executive Group Risk Committee. These interactions assist with the agenda planning process, where matters considered by the Group Risk Committee are reviewed to ensure escalation of all relevant matters to the Committee.
Matters considered by the Committee
Over the course of the year the Committee considered a wide range of risks facing the Group and its Ring-Fenced Banks, both current and forward looking, across all key areas of risk management, in addition to risk culture and risk appetite. In particular, the Committee considered a full refresh of the risk appetite statement to ensure Board-level risk appetite remained appropriately focused on key risks and emerging areas of focus.
As a result of these reviews, and through the development of the Committee’s overall approach to fulfilling its responsibilities, certain risks were identified which required further detailed consideration.
Set out below and on the following pages is a summary of the risks considered by the Committee, with an outline of the material factors considered, and the conclusions which were ultimately reached. During 2021 recognising the greater focus on key risk topics at regular Committee meetings, the Committee ceased to use subcommittees. However, the Committee continues to be supported by the IT and Cyber Advisory Forum, which dedicates additional time and resource to reviewing and challenging risks associated with IT infrastructure, IT strategy, IT resilience and cyber risks, as highlighted on page 142 in Our focus on technology. The Chair and other members of the Committee attend this Forum.
The Board Risk Committee Chair is a member of the Audit Committee, in addition to the Audit Committee Chair being a member of the Board Risk Committee; this close interaction helps ensure that common issues of interest are addressed appropriately. In addition, there is regular interaction with the Responsible Business Committee, especially on climate change matters, and with the Remuneration Committee on the alignment of remuneration to risk performance.
The Committee also reviewed regular updates from the non-Ring-Fenced Bank and Insurance sub-groups, headed up by Lloyds Bank Corporate Markets plc and Scottish Widows Group Limited respectively, summarising key discussions and decisions taken at the relevant entities’ risk committees.

Activities for the year

Risk type	Key issues	Committee review and conclusion
Conduct risk

Customers in financial difficulty	The Group’s management of conduct risks and issues associated with customers in financial difficulty and customer vulnerability.
During 2021, the Committee received updates on the customers in financial difficulty transformation programme, which has delivered extensive improvements to support customers returning to financial health as quickly as possible. This included enhancing colleague and system capability and ensuring adequate resourcing to support customers rolling off COVID-19 payment holidays. The Committee noted continued progress made in improving customer outcomes through strategic changes such as simplified toolkits, an improved operating model and greater support for vulnerable customers. The Committee also acknowledged an improved oversight model, providing greater insight and monitoring of all customers falling into financial difficulty. The Group has robust mechanisms in place to manage and monitor traditional sources of conduct risk. A deep dive on emerging conduct risk themes, trends and proposed management actions was also discussed during the year.
Conclusion: The Committee recognises the significant work completed to deliver large-scale improvements for the treatment of customers in financial difficulty. Given the current economic outlook, focus will remain on ensuring effective support is provided for customers in financial difficulty and ensuring fair and appropriate customer outcomes are delivered.

Rectifications	The Group’s management of customer rectifications.
Throughout 2021, the Committee has received updates on the Group’s rectifications portfolio performance, with particular interest in reducing the number of customers awaiting remediation. The Committee has noted continued progress in the pace and quality of remediations, with a reduction in the number of customers awaiting redress and improved customer outcomes.
Conclusion: Root cause analysis and read-across activity continues to improve and embed across the Group. This will remain an area of focus for the Committee in 2022.

CORPORATE GOVERNANCE

Activities for the year

Risk type	Key issues	Committee review and conclusion
Conduct risk continued

Complaints	Ensuring the Group is resolving customer complaints in a timely and fair manner, and eradicating the causes for complaints through root cause analysis.
The Committee continues to focus on ensuring the Group has an effective framework for managing complaints, including root cause analysis, to establish lessons learned and help prevent similar issues in the future. Ongoing focus continues to be given to complaint resolution via Board risk appetite metrics, including volume and Financial Ombudsman Service feedback. The Committee has remained close to the execution of the plan, which saw the business return to previous operational performance levels following significant backlogs caused by the pandemic during 2020.
Conclusion: The Committee is satisfied with the progress that has been made in addressing the backlogs resulting from the pandemic and will continue to focus on ensuring the Group is resolving customer complaints in a fair and timely manner, alongside reducing the causes for customers to complain through effective root cause analysis.

Climate risk

Climate risk	Climate change, sustainability and the potential impact to the Group and on our customers.
Climate risk remains a key issue for the Group, with regular updates provided to the Committee on the Group’s climate risk management activities and impacts on key sectors, together with a deep dive on climate risk strategy. This has included progress made against the requirements of the PRA Supervisory Statement on enhancing banks’ and insurers’ approaches to managing the financial risks from climate change, and the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).
The Committee has provided input on the climate risk strategy and its support for the ongoing and proposed work on targets and metrics. The Committee has been informed on discussions regarding high-level participation choices, developing sector strategies and portfolio alignment considerations from both a sector and product perspective.
The Committee continues to ensure that the Group’s risk management capabilities are developing at pace, and that it is adopting a proactive response to the challenges, risks and opportunities arising from climate change. The Committee was engaged on the development of climate-related management information for input into future expectations and on the Group’s approach to setting further quantitative and qualitative risk appetite metrics as capabilities evolve. The Committee has also been involved in the development of stress testing capabilities for climate risk, which were used in the Bank of England’s Climate Biennial Exploratory Scenario (CBES).
Conclusion: The Committee has been satisfied with the progress made in 2021, however focus will remain on ensuring the pace of work is maintained in 2022 and beyond. The Committee will continue to closely monitor climate-related risks, assessing both the impact on the Group and its customers, and the delivery of climate-related commitments, data requirements and Board risk appetite metrics.

Financial risk – covering credit and market risk

Commercial credit quality	Risks and external threats to the commercial credit performance, including pandemic-related impacts, together with sectors potentially exposed to the impact of EU exit and climate risks.
The Committee provided oversight of the Commercial Banking portfolio via regular credit quality papers, sector deep dives, spotlight reviews, including large single name exposures, and updates on climate risk and opportunities.
Detailed reviews have allowed the Committee to assess risk levels and credit exposures, including repayment performance of pandemic-related Government-backed funding, as well as levels of credit risk rating downgrades and clients requiring closer risk management; noting that excess market liquidity and support schemes continue to distort true underlying portfolio risk. The Committee noted that anticipated flows into arrears have not yet materialised; but defaults are expected to increase throughout 2022, as a result of support scheme closures and other economic headwinds, including inflation risk and supply chain issues across the system.
The Committee also reviewed pandemic-related and emerging risks across a range of sectors, including those considered more vulnerable to the wider economic backdrop or structural change, those potentially exposed to the impacts of the UK’s exit from the EU, and those exposed to increased levels of physical and transitional climate risk. Specific consideration was also given to the Group’s Commercial Real Estate lending and commercial exposure to the automotive sector.
Conclusion: While recognising the risks in the portfolio, the Committee was satisfied that management were continuing to take appropriate action to mitigate and address current and horizon risks, while preparing to manage an expected increase in defaults.

CORPORATE GOVERNANCE

Activities for the year

Risk type	Key issues	Committee review and conclusion
Financial risk – covering credit and market risk continued

Retail credit quality	Risks relating to Retail lending, including impacts of the pandemic and climate-related risks. Areas such as Retail secured lending, Buy-To-Let, Motor, Business Banking and unsecured portfolios, together with customer indebtedness.
The Committee reviewed the performance of the Retail portfolio via regular credit quality updates including deep dive reviews on consumer lending, the housing market, retail exposures to the automotive sector and the legacy mortgage portfolio.
Credit risk remained in appetite as key Government support measures came to an end, including furlough and payment holidays. The Committee noted that early arrears remained at low levels, helped by the proactive management actions taken to prevent risk emergence. The Group continues to closely monitor and manage higher risk segments, such as customers with higher indebtedness levels or those on reduced incomes because of the pandemic.
Special consideration was also given to the legacy mortgage portfolio (originated during the period 2006 to 2008), which continues to run off and was not disproportionately impacted during the pandemic. Enhanced monitoring is in place to provide early warning of any adverse trends requiring further action.
Conclusion: The Committee is satisfied that appropriate lending controls and monitoring are in place to control risks across the Retail lending portfolios and that there is an effective framework in place for ongoing risk management.

Balance sheet management and structural hedge	Management of the Group’s balance sheet and structural hedging programme, given the impact of significant customer deposit growth since the onset of the pandemic.
A key focus for the Group in 2021 has been the management of the balance sheet and the resulting market and liquidity risks through a period of unprecedented growth in deposits and uncertainty over future customer behaviour. An update was presented to the Committee providing an overview of the deposit growth since the beginning of 2020, reflecting the current and future stability of deposits and the key implications for the balance sheet.
The Committee discussed the risks associated with the current strategy, the governance framework supporting the decisions and the implications should customer behaviour not match expectations. The Committee also noted an assessment of the structural hedging programme in comparison to other potential approaches.
Conclusion: Proactive management and close monitoring of the associated risks continue, with a focus on the evolving macroeconomic outlook and the implications for customer behaviour. The Committee was satisfied that management were taking the appropriate actions to monitor and mitigate the risks, while recognising that this will remain a key priority in 2022.

Model risk	Model risk continues to be an area of significant activity and importance, both internally and externally.
The Committee received updates on progress to satisfy prudential modelling requirements relating to regulatory changes in credit risk capital models (primarily the new Capital Requirements Directive (CRD) IV regulations) and market risk models within IBOR transition activities, including model risk management and governance approach. Actions in progress include increasing resources available as necessary, and enhancing model risk management and governance to meet the increasing internal and external demands.
The Committee was also kept abreast of model performance in the pandemic-affected economic environment and the ongoing development of further modelling capability for new and emerging risks, such as climate risk.
Conclusion: There is ongoing communication with the PRA regarding prudential change to ensure that CRDIV and IBOR submissions fulfil their requirements. In terms of performance, the models have functioned adequately under the uncertain economic environment, with some post model adjustments and overlays applied to account for credit process changes due to customer and government support measures. Monitoring will continue as the economy recovers.

Operational risk

One RCSA implementation	The adoption of One Risk and Control Self-Assessment (One RCSA) is part of the Group’s risk and control strategy to deliver a stronger risk culture and simplified risk and control environment.
Following pilot activity, the Committee supported the adoption of this new approach across the Group through a phased implementation. The two-year plan for initial implementation completed at the end of 2021, with divisional risk profiles now incorporating both applicable risks for the specialist risk categories alongside the severe and materials risks to business objectives. The focus is now on embedding One RCSA across the Group to ensure that risk practices, data quality, culture and capability continue to mature in line with the expectations.
Conclusion: All aspects of the 2021 plan for One RCSA have been delivered. The Committee will monitor the ongoing activity to further embed One RCSA and strengthen the overall control environment with greater automation of controls expected.

CORPORATE GOVERNANCE

Activities for the year

Risk type	Key issues	Committee review and conclusion
Operational risk continued
Operational resilience	Operational resilience is one of the Group’s most important non-financial risks,as exemplified during the ongoing pandemic and the introduction of operational resilience regulatory policy statements.
Managing resilience risks from the ongoing pandemic has remained a key priority for the Group in 2021, alongside responding to the Regulators’ Policy Statements on Operational Resilience, published in March 2021. Multiple updates were presented to the Committee covering operational resilience investment and risk; third and fourth-party supplier risk management and the Group’s outsourcing strategy; and cyber risk and IT resilience deep-dives. Given the significance of the risk to the Group, the Committee is supported by the IT and Cyber Advisory Forum specifically focused on IT and cyber risks.
Conclusion: The Committee remains highly focused on the operational resilience of the Group’s services and has drawn valuable insight from the discussions this year. The Committee considers that governance of operational resilience risk is robust and meets new regulatory requirements, and that activities in plan will support the ongoing resilience of key services to the Group’s customers.

Data risk	The Group’s data governance, management, privacy and ethics risks, including compliance with the General Data Protection Regulation (GDPR), Basel Committee of Banking Supervision (BCBS239) and the associated risks and controls.
Data risk continues to be an area of significant regulatory and media attention. The Group has developed a data strategy to provide the common framework and direction required to improve data across the Group. The Committee considered a deep dive of this and is supportive of the strategy, which includes building robust data foundations, enhancing data architecture and tooling, improved data culture and delivering increased insights to our colleagues and customers. The Committee acknowledges the need for continued investment in managing risks relating to improving data quality, ethical use of data, advanced analytics and artificial intelligence together with continued monitoring of regulatory developments.
Conclusion: The Committee supports the strengthening of the delivery of the data strategy and uplifting data culture and capability in order to deliver the Group’s strategic transformation.

People risk	Ensuring the Group has the right capabilities and culture as we continue our transformation and adopt new ways of working.
People risk remains an area of heightened focus as impacts from the pandemic continue to be felt across the Group’s workforce. Future ways of working and return to offices have been key considerations and close monitoring of colleague sentiment around these continue. Updates to the Committee have focused on deep dives into the people risk profile and people risks relating to the Group’s cloud transformation, with retention risk across key subject matter experts closely monitored.
Conclusion: The Committee is satisfied that the people risk profile is being managed effectively as the Group manages the ongoing impacts of the pandemic, monitors retention, develops new ways of working and builds skills and capabilities for the future. Given the importance of this risk, people risk will remain a key area of focus for 2022.

Change and execution risk	Risks associated with the extensive current and future Group strategic change agenda, recognising challenges faced in ensuring both successful delivery and embedding of change.
The Group continues to enhance and mature its ability to define, measure and report change and execution risk through consolidated risk reporting, related Board risk appetite metrics and evolution of change method. The Committee considers change and execution risk within other linked risk types, such as operational resilience and supplier risks, and when investment activities are discussed. The 2020 focus on effective and efficient reprioritisation and management of change activity during the pandemic has continued throughout 2021, supporting safe delivery of prioritised change activity. In addition, 2021 has seen significant focus on planning for evolution and enhancement of the change risk and control framework, together with focus on change capability to support the Group’s business and technology transformation plans. Particular consideration was given to the impact of public cloud adoption on the Group’s risk profile, with a review of the key risks also covered by the IT and Cyber Advisory Forum.
Conclusion: The Committee will continue its focus on the management of change and execution risk within appetite and on monitoring ongoing progress with enhancement of the change delivery approach, change risk controls and the evolution required to support technology and strategic change activities.

CORPORATE GOVERNANCE

Activities for the year

Risk type	Key issues	Committee review and conclusion
Operational risk continued
Fraud	The Group’s management of fraud risk, while continuing to minimise the impact to genuine customer journeys.
The Committee recognises the Group’s continued efforts to fight fraud and reduce the impact it has on the bank’s customers, especially with regard to Authorised Push Payment (APP) scams, while also acknowledging that there has been a significant growth in APP scam cases across the industry in the past year. However, against this backdrop, the Group has continued to improve its preventative and detective methodologies and therefore the value of Group’s cases has not increased at the same rate.
The Committee received an update on pandemic-related government-backed lending schemes and acknowledged the Group’s commitment to working with law enforcement and government agencies to share intelligence and combine investigations. The Committee noted that fraud within these schemes remains low and within appetite.
Conclusion: The Committee accepts that further and continuous investment in our fraud defences, tools and resources is needed. It was also agreed that the Group should develop an enhanced external engagement strategy, to champion a cross-industry response to this growing threat.

Money laundering and financial crime	The Group’s management of financial crime risks and efforts to advance its transaction monitoring and OKYC practices.
The Committee acknowledged the Group’s continued efforts to fight financial crime as set out in the Money Laundering Reporting Officer’s Report. The Committee recognised the gap analysis work completed in response to an FCA ‘Dear CEO’ letter on common gaps in retail banks’ controls and was reassured there were no new issues identified.
The Committee was satisfied with the progress made regarding the new Accountable Role Holder Framework, and the consolidation of four policies into a single Economic Crime Policy, aligned to the UK’s Economic Crime Reform Programme.
The Committee accepted that transaction monitoring, both in terms of systems and methodologies, was an area of continued focus, as well as improving and advancing the Group’s Ongoing Know Your Customer (OKYC) programme in Commercial Banking.
Conclusion: The Committee acknowledged the standard of compliance documented in the Money Laundering Reporting Officer’s Report, and the action plans in place to help the Group realise its transaction monitoring and OKYC ambitions.

Other categories

Regulatory and legal risk	Managing regulatory and litigation risk is a key focus within the Group, with a significant amount of highly complex and interdependent regulatory interactions managed during 2021, which will continue to require management into 2022.
The Committee has provided effective oversight and ensured effective controls are in place to comply with existing regulatory obligations, including consideration of these at an individual legal entity level. The Committee considered regular updates on emerging regulatory and legal risks such as customer treatment (customers in financial difficulty and consumer duty), and inclusion and diversity.
In addition, the Committee has continued to closely monitor a number of significant regulatory change and oversight programmes to ensure successful execution, such as risk free rates transition; CRDIV; resolvability; operational resilience; and financial risks from climate change.
Conclusion: The Group places significant focus on complex regulatory changes and litigation risk, as well as ensuring effective horizon scanning of upcoming trends and evolving risks. The Committee has discussed the topics raised, and will continue to closely monitor compliance with regulatory requirements in 2022.

Emerging and strategic risk categories	Embedding the Group’s strategic risk framework, including the methodology for analysing emerging and strategic risks, and approval of key strategic risk themes.
As part of the deep dive reviews during 2021, the Committee reviewed both the current risks and emerging risks. In addition, work has been progressed in 2021 on a quantitative risk assessment (QRA) approach, culminating in identification of key macro-strategic risk themes, for consideration in strategic planning. The Committee has considered the QRA methodology and discussed the findings, approving the Group’s macro-strategic risk themes. The Committee has also considered the proposed steps for evolving strategic risk further in 2022 by incorporating it into the Group’s planning and forecasting processes.
Conclusion: Managing individual risks, as well as the cumulative challenges of connected risks, will be essential for protecting the Group’s customers, while delivering the Group’s strategic vision. Incorporation of strategic risk into strategy, business planning and investment decisions is a vital component of this. Looking ahead to 2022, the Committee will review how the Group is expanding on external benchmarking and emerging risks, and how they are maintained and translate into principal risks.

CORPORATE GOVERNANCE
Responsible Business Committee Report
Responsible Business is at the core of
our purpose to Help Britain Prosper

The breadth of responsible business practice is increasingly intrinsic to the way the best businesses operate. Fairness and sustainability being at the heart of how decisions are made.
Amanda Mackenzie
Chair, Responsible Business Committee

Q&A
Q. What are your main reflections since becoming Chair of the Committee?
A. For many years the Group has been in the service of Britain. It has been at the forefront of responsible business best practice. From the setting up of the Foundations to being the first FTSE 100 to have set gender and race targets and it was the first UK bank to set an ambition to reduce the emissions we finance by more than 50 per cent by 2030. The Committee can best support the Group’s evolving purpose and strategy by constantly learning and challenging ourselves that we are living up to its promise.

Q. What role did the Committee play in the evolution of the Group’s purpose?
A. There is a lot of expertise across the Board which supported the executive plans to embed our purpose across the Group. What is expected today in response to the current environment and changing customer needs requires us together to be more thoughtful, more demanding, and more determined.
Our ambition to become a purpose-driven organisation was therefore a significant area of discussion and debate. The measurement that we agree for this next phase of the strategy will be reviewed at the Committee so our role will continue in supporting the Board in ensuring that the Group’s agreed intentions are on course and effectively carried out.

Q. What are the key areas of focus for the Committee in 2022?
A. The key elements of our responsible business strategy will include plans for net zero; nature stewardship; wellbeing; inclusion and our role as a responsible employer. We will review employee satisfaction surveys, gender and race metrics and cultural indicators.
Our role in society as we embed our Purpose will be in helping tackle the social and economic issues facing the UK as one of the country’s leading financial services providers.

Introduction
I assumed the role of Chair of the Responsible Business Committee in May 2021. I am pleased to report on how the Committee has discharged its responsibilities during the year. Firstly, I would like to thank Sara Weller on behalf of the Committee for her excellent work in chairing the Committee since its establishment in July 2015.
We took the opportunity on Sara’s retirement to reflect on the Group’s evolution from a company that practises corporate responsibility to one where purpose is integral to business strategy. In handing the Chair to me, Sara rightly observed we are merely ‘stewards’. I will do my very best to be a good steward and see my role and that of the Committee as helping the Group build an impressive legacy.
Our key areas of focus in 2021:
•Helping Britain Recover commitments – In our oversight of the overall approach to Helping Britain Recover and performance against the commitments, attention was given to refining the commitments and underlying metrics, encouraging the executive to think about the interplay of environmental sustainability and building an inclusive society.
•Responsible business activity – In overseeing the Group’s approach to delivering a positive impact in communities, we were especially interested in the digital skills programme and the development and delivery of the vulnerable customer strategy, with focus on online fraud cases linked to vulnerability.
•Environmental sustainability – It’s clear sustainability is a strategic priority, and we must think of it as a growth driver as well as a risk to be managed. The Committee support the Group’s net-zero ambitions and sought assurance from the executive that there will be clear and transparent accountability, as well as targets and metrics to drive the right behaviours. Our ‘deep dive’ into the Motor Sector Emissions Target, which is very significant as regards Scope 3, helped us understand the methodology more fully and gain confidence in the proposed approach, creating a useful benchmark for other market sectors.
•Culture – We supported the progress being made on the wider cultural activity and stressed the importance of continuing the transformative work, which had accelerated in response to COVID-19 and now needs to connect the purpose to colleagues’ individual roles.
•Inclusion and diversity – The Committee was pleased with the progress being made and the significant and broad range of activities delivered through the Group’s Race Action Plan. We asked the executive to ensure the pace of action and the role the Group could play more generally and in society as a diverse and inclusive employer. The target for Black heritage colleagues was endorsed and encouraged by the Committee. Both gender and race targets are part of the Helping Britain Recover commitments.
•Workforce engagement – In 2021 the Committee became the designated body to fulfil the Board’s workforce engagement obligations and receives quarterly updates on engagement activity, reporting at least annually to the Board on key themes and issues.
Committee purpose and responsibilities
The Committee’s purpose is to support the Board in overseeing the Company’s policies, performance, and priorities as a responsible business and to oversee the Company’s activities in relation to all stakeholders including customers, shareholders, colleagues, suppliers, the wider community and the environment. The Committee’s terms of reference can be found at www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.html.
Committee composition, skills, experience and operation
The Committee, which met on four occasions in 2021, is composed of Non-Executive Directors and is attended by the Group Chief Executive. It benefits from a broad range of differing perspectives, insight and experience, with representatives from Group Internal Audit and the Chief Operating Office attending meetings as appropriate. Details of Committee membership and meeting attendance can be found on page 140.
In line with the approach agreed by the Board, set out in the Board Evaluation section of the Corporate Governance Report, the Committee’s next effectiveness review will be conducted, and presented to the Committee, in 2022.

CORPORATE GOVERNANCE
DISCLOSURE CONTROLS AND PROCEDURES
As of 31 December 2021, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Company’s disclosure controls and procedures, at 31 December 2021, were effective for gathering, analysing and disclosing with reasonable assurance the information that Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes in the Lloyds Banking Group’s internal control over financial reporting during the year ended 31 December 2021 that have materially affected, or are reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.
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
The management of Lloyds Banking Group plc assessed the effectiveness of the Company’s internal control over financial reporting at 31 December 2021 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, at 31 December 2021, the Company’s internal control over financial reporting was effective.
Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Deloitte LLP, an independent registered public accounting firm, has issued opinions on the Company’s consolidated financial statements and on its internal controls over financial reporting. These opinions appear on page F-2.
GOING CONCERN
The going concern of the Company and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Company and the Group have adequate resources to continue to operate for the foreseeable future, the Directors have considered a number of key dependencies which are set out in the risk management section under principal risks and uncertainties: funding and liquidity on page 49 and pages 85 to 90 and capital position on pages 91 to 100. Additionally, the Directors have considered capital and funding projections for the Company and the Group. Accordingly, the Directors conclude that the Company and the Group have adequate resources to continue in operational existence for a period of at least 12 months from the date of approval of the financial statements and therefore it is appropriate to continue to adopt the going concern basis in preparing the accounts.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
All shareholders within a class of the Company’s shares have the same voting rights. As at 18 February 2022 the Company had received notification under the FCA Disclosure Guidance and Transparency Rules (‘DTR’) of the following holdings in the Company’s issued ordinary share capital.

	Interest in shares	% of issued share capital /voting rights[4]
BlackRock, Inc.	3,668,756,765[1]	5.14%
Harris Associates L.P.	3,546,216,787[2,3]	4.99%
1The notification of 13 May 2015 provided by BlackRock, Inc. under Rule 5 of the DTR identifies (i) an indirect holding of 3,599,451,380 shares in the Company representing 5.04 per cent of the voting rights in the Company as at 12 May 2015, and (ii) a holding of 69,305,385 in other financial instruments in respect of the Company representing 0.09 per cent of the voting rights of the Company as at 12 May 2015. BlackRock, Inc.’s holding most recently notified to the Company under Rule 5 of the DTR varies from the holding disclosed in BlackRock, Inc.’s Schedule 13-G filing with the US Securities and Exchange Commission dated 8 February 2022, which identifies beneficial ownership of 6,484,743,601 shares in the Company representing 9.1 per cent of the issued share capital in the Company. This variance is attributable to different notification and disclosure requirements between these regulatory regimes. The notifiable holding by BlackRock, Inc. received by the Company has not changed since 31 December 2015. Prior to 31 December 2015, BlackRock, Inc.’s holding in the Company was not required to be disclosed under the US Securities and Exchange Commission rules.
2An indirect holding.
3On 31 October 2018, Harris Associates L.P. made a disclosure under the DTR of a decrease in its holding, to 3,551,514,571 ordinary shares, representing 4.99% of that share class. On 19 May 2020, Harris Associates L.P. made a disclosure under the DTR of an increase in its holding to 3,523,149,161 ordinary shares, representing 5.00% of that share class. On 8 July 2021, Harris Associates L.P. made a disclosure under the DTR of an decrease in its holding to 3,545,505,426 ordinary shares, representing 4.99% of that share class. On 14 July 2021, Harris Associates L.P. made a disclosure under the DTR of an increase in its holding to 3,560,036,794 ordinary shares, representing 5.01% of that share class. On 19 July 2021, Harris Associates L.P. made a further disclosure under the DTR of a decrease in its holding to 3,546,216,787 ordinary shares, representing 4.99% of that share class.
4Percentage correct as at the date of notification.
As at 18 February 2022, the Company had 1,174,394 registered ordinary shareholders. The majority of the Company’s ordinary shareholders are registered in the United Kingdom. 2,228,523,245 ordinary shares, representing 3.14 per cent of the Company’s issued share capital, were held by BNY Mellon as depositary for the ordinary share American Depositary Share Programme through which there were 206 record holders.
Additionally, the majority of the Company’s preference shareholders are registered in the United Kingdom, with a further 1 record holder with an address in the United States registered through the Company’s preference share American Depositary Share Programme.
RELATED PARTY TRANSACTIONS
The Group, as at 31 December 2021, had related party transactions with 21 key management personnel, certain of its pension funds, collective investment schemes and joint ventures and associates. See note 45 to the financial statements.

REGULATION
APPROACH OF THE FINANCIAL CONDUCT AUTHORITY (“FCA”)
Under FSMA (as amended by the Financial Services Act 2012), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers.
The FCA Handbook sets out rules and guidance across a range of conduct issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.
APPROACH OF THE PRUDENTIAL REGULATION AUTHORITY (“PRA”)
The PRA is part of the Bank of England, with responsibility for the prudential regulation and supervision. The PRA's strategy is to deliver a resilient financial sector by seeking: an appropriate quantity and quality of capital and liquidity; effective risk management; robust business models; and sound governance including clear accountability of firms’ management. This strategy supports its two statutory objectives: to promote the safety and soundness of these firms; and to contribute to the securing of an appropriate degree of protection for policyholders (for insurers).
The PRA Rulebook sets out rules and guidance across a range of prudential matters which firms are required to comply with including areas such as fundamental rules; ring-fencing requirements; reporting and prudential treatments. The PRA will change a firm's business model if it judges that mitigating risk measures are insufficient. Further to the UK implementation of CRD V a legal requirement has been established in the FSMA that requires the PRA to authorise UK parent financial holding companies (FHC) or mixed financial holding companies (MFHC) that have at least one bank or designated relevant investment firm as a subsidiary. As a result Lloyds Banking Group PLC ("the Company") has received authorisation to be recognised as the UK parent MFHC of the Group and is therefore responsible for ensuring prudential capital requirements are applied on a consolidated basis.
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
HM TREASURY
HM Treasury is the government's economic and finance ministry, setting the direction of the UK's economic policy and working to achieve strong and sustainable economic growth. Its responsibilities include financial services policy such as banking and financial services regulation, financial stability, and ensuring competitiveness in the City: strategic oversight of the UK tax system: delivery of infrastructure projects across the public sector; and ensuring the economy is growing sustainably.
HMT is consulting on the Future Regulatory Framework, setting out proposals for adapting the UK financial services regulatory framework to ensure it remains fit for the future, and reflects position outside the EU.
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
BRITISH BANKERS RESOLUTION SERVICE
Lloyds Banking Group is also a member of the British Banking Resolution Service (BBRS). BBRS is a non-profit organisation set up to resolve disputes between eligible larger SME's and participating banks.
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
LENDING STANDARDS BOARD (''LSB'')
The LSB is responsible for overseeing the Standards of Lending Practice (for both personal and business customers). The Standards of Lending Practice for personal customers cover six main areas: product and service design; product sales; account maintenance and servicing; money management; financial difficulty; and customer vulnerability across key lending (current account overdrafts, credit cards, loans and chargecards) to consumers. The Standards of Lending Practice for business customers apply to business customers (including Asset Finance), which at the point of lending have an annual turnover of up to £25 million. The standards cover nine main areas: product information; product sale; declined applications; product execution; credit monitoring; treatment of customers in financial difficulty; business support units; portfolio management; and customers in vulnerable circumstances for products including loans, overdrafts, commercial mortgages, credit cards, and chargecards. LSB is also responsible for overseeing the Contingent Reimbursement Model, Access to Banking Standard and Credit Card Market Study Remedies.
UK COMPETITION AND MARKETS AUTHORITY (“CMA”)
The objective of the CMA is to promote competition to ensure that markets work well for consumers, businesses and the economy. Through its five strategic goals (delivering effective enforcement; extending competition frontiers; refocusing competition protection; achieving professional excellence; and, developing integrated performance) the CMA impacts the banking sector in a number of ways, including powers to investigate and prosecute a number of criminal offences under competition law. In addition, the CMA is now the lead enforcer under the Unfair Terms in Consumer Contracts Regulations 1999. The Government is consulting on "reforming competition and consumer policy" which intends to provide new powers to the CMA.

REGULATION
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
COMPETITION REGULATION
The FCA obtained concurrent competition powers with the CMA on 1 April 2015 in relation to the provision of financial services in the UK, in addition to supplementing its existing competition objective. The FCA assesses markets across financial services to ascertain whether or not competition is working effectively in the best interests of consumers. In addition, the PRA also has a secondary objective under the Financial Services (Banking Reform) Act to, so far as reasonably possible, act in a way which facilitates effective competition. In July 2019, the CMA signed memoranda of understanding with the FCA and the PSR, which sets out the arrangements for allocating cases, sharing information, dealing with confidentiality constraints, and pooling resources in relation to their concurrent objectives to promote competition.
In its final report from the 2021 "Strategic Review of Retail Banking Business Models" the FCA builds on the 2018 work and has found evidence of greater competition in Retail Banking, driving choice and lower prices for consumers and SMEs despite the pandemic. From its findings the FCA believes there remains significant room for further interventions to increase competition and innovation in retail banking, which are likely to be future areas of focus. The FCA also has an ongoing focus on high cost credit, and introduced new rules on overdraft pricing effective April 2020 (these aim to make overdrafts simpler, fairer and easier to manage), and new rules for credit card customers in persistent debt, where they are paying more in interest, fees and charges than they are paying of their balance. The FCA is currently evaluating the effectiveness of both new rules sets and may make further changes if the improved customer outcomes it set out to achieve are not being delivered.
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
The regulatory regime may lead to greater UK Government and regulatory scrutiny or intervention in the future, ranging from enforced product and service developments and payment system changes to significant structural changes. For example, HM Treasury are proposing the introduction of secondary objectives for the FCA and the PRA around international competitiveness, as part of the future Regulatory Framework Review. This could have a significant effect on the Group’s operations, financial condition or the business of the Group.
EU REGULATION
Following the UK's withdraw from the EU, financial institutions operating in the UK are no longer directly subject to EU legislation, however, much of the EU legislation that previously applied to UK financial institutions has been incorporated into UK law through a process known as on-shoring. It is possible that over time the UK will depart from EU-derived financial regulatory standards. The Group will continue to monitor changes to legislation, providing specialist input on their drafting and assess the likely impact on its business.
See also “Regulatory and Legal Risks – The Group faces risks associated with its compliance with a wide range of laws and regulations”, “Regulatory and Legal Risks - Legal and regulatory risk arising from the UK’s exit from the EU could adversely impact the Group’s business, operations, financial condition and prospects” and “Regulatory and Legal Risks – The Group and its subsidiaries are subject to resolution planning requirements”.
U.S. REGULATION
LBCM maintains a branch in the U.S. and Lloyds Bank maintains a representative office in the U.S. As a result, the Company and its subsidiaries doing business or conducting activities in the U.S. are subject to oversight by the Federal Reserve Board.
Each of the Company and LBCM are treated as a financial holding company under the U.S. Bank Holding Act of 1956. Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. A financial holding company and its depository institution subsidiaries must meet certain capital ratios and be deemed to be “well managed” for purposes of the Federal Reserve Board’s regulations. A financial holding company’s direct and indirect activities and investments in the U.S. are limited to those that are “financial in nature” or “incidental” or “complementary” to a financial activity, as determined by the Federal Reserve Board.
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
A major focus of U.S. governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with U.S. economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the U.S. State Department designated during the reporting period as state sponsors of terrorism, including Iran, Syria, Cuba and North Korea. The Group intends to engage in new business in such jurisdictions only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues. At 31 December 2021, the Group did not believe that the Group’s business activities relating to countries designated as state sponsors of terrorism in 2021 were material to its overall business.

REGULATION
The Group estimates that the value of the Group’s business in respect of such states represented less than 0.01 per cent of the Group’s total assets and, for the year ended December 2021, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.001 per cent of its total income, net of insurance claims. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.
LBCM is registered as a swap dealer and as such, is subject to regulation and supervision by the Commodity Futures Trading Commission (“CFTC”) and the National Futures Association (''NFC'') with respect to certain of its swap activities, including risk management practices, trade documentation and reporting, business conduct and recordkeeping, among others.
A new United States Congress and Presidential administration took office in 2021, and as a result, the new administration could impose new or modified requirements that materially impact the Company and its U.S. operations.
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
Pursuant to ITRA Section 219, the Group notes that during 2021, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382 or 13224. In all cases, the payment was permitted under UK and EU sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK and EC sanctions legislation.
Gross revenues from these activities were approximately £12,000. Net profits from these activities were approximately £12,000.
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
4.Lloyds Bank Group continues to provide payment clearing services to a UK based and UK authorised bank, one of whose account holders is an entity designated under Executive Order 13224 (although not by the UK or EU authorities). Lloyds Bank Group concludes from the nature of such payment clearing services that revenue and profit (if any) arising from indirectly providing such services to the designated entity is negligible and not material to the Group’s activities and in any event does not flow directly from the designated entity. To the extent that the activities of the designated entity and its UK authorised bank continue to comply with UK regulation and legislation, Lloyds Bank Group intends to continue its activities and keep them under review.

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
FEES RECEIVED TO DATE
In 2021, the Company received from the depositary $1,217,727 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.
FEES TO BE PAID IN THE FUTURE
The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for maintenance expenses that they incur for the ADS program. The depositary has agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. The depositary has agreed to provide payments to the Company based on the level of issuance, cancellation and dividend fees.

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
Given the Group's solid financial performance and strong capital position at the year end, the Board has recommended a final ordinary dividend of 1.33 pence per share. This is in addition to the interim ordinary dividend of 0.67 pence per share that was announced in the 2021 half year results. The recommended total ordinary dividend per share for 2021 is therefore 2.00 pence per share. The Board has also announced its intention to implement an ordinary share buyback of up to £2.0 billion which will commence as soon as is practicable and is expected to be completed by 31 December 2022. The Board intends to return surplus capital by way of a buyback programme given the amount of surplus capital, the normalisation of ordinary dividends and the flexibility that a buyback programme offers. Given the total ordinary dividend of 2.00 pence per share and the intended ordinary share buyback, equivalent to up to 2.82 pence per share, the total capital return in respect of 2021 will be up to 4.82 pence per share, equivalent to £3.4 billion.
The Board remains committed to future capital returns. Going forward, the Board intends to maintain its progressive and sustainable ordinary dividend policy and due consideration will be given to further excess capital returns at the end of the year as appropriate. The Board intends to pay down to its capital target within the course of the current plan, by 2024.
The table below sets out the interim and final dividends declared in respect of the ordinary shares for fiscal years 2017 through 2021. The Sterling amounts have been converted into US Dollars at the Noon Buying Rate in effect on each payment date with the exception of the recommended final dividend for 2021, for which the Sterling amount has been converted into US Dollars at the Noon Buying Rate on 18 February 2022.

	Interim ordinary dividend per share (pence)	Interim ordinary dividend per share (cents)	Final ordinary dividend per share (pence)	Final ordinary dividend per share (cents)
2017	1.00	1.34	2.05	2.72
2018	1.07	1.41	2.14	2.73
2019[1]	1.12	1.40	—	—
2020	—	—	0.57	0.81
2021	0.67	0.93	1.33	1.81
1At the time of approving the Group’s results for the year ended 31 December 2019, the directors recommended a final dividend of 2.25 pence per share which was to be paid on 27 May 2020. However, on 31 March 2020 the Group announced the cancellation of its final 2019 ordinary dividend. This decision was taken by the Board at the specific request of the regulator, the PRA, in line with all other major UK listed banks, as a result of the developing coronavirus crisis.

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC
Lloyds Banking Group plc is incorporated in Scotland under the UK Companies Act 1985 with registered number SC95000.
As resolved at the 2021 Annual General Meeting, Lloyds Banking Group plc adopted amended Articles of Association primarily to allow for provisions related to combined physical and electronic meetings and postponement/cancellation of general meetings. The amended Articles of Association took effect from 20 May 2021.
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
Every holder of ordinary shares who is entitled to be and is present (either in person or by electronic means) (including any corporation by its duly authorised representative) at a general meeting of Lloyds Banking Group plc and is entitled to vote will have one vote on a show of hands and, on a poll, if present in person or by proxy, will have one vote for every such share held by them, save that a member will not be entitled to exercise the right to vote carried by such shares if they or any person appearing to be interested in the shares held by them has been duly served with a notice under the Companies Act 2006 (requiring disclosure of interests in shares) and is in default in supplying Lloyds Banking Group plc with information required by such notice.
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
GENERAL MEETINGS
Annual general meetings of Lloyds Banking Group plc are to be held, in each period of six months beginning with the day following Lloyds Banking Group plc’s accounting reference date, in Edinburgh or such other place in Scotland (for those participants that are physically present) as the directors shall determine and at a date and time as may be determined by the directors. All other general meetings may be convened whenever the directors think fit and shall be requisitioned in accordance with the requirements of the Articles of Association.
Lloyds Banking Group plc must prepare a notice of meeting in respect of a general meeting in accordance with the requirements of the Articles of Association and the Companies Act 2006. Lloyds Banking Group plc must give at least 21 clear days’ notice in writing of an annual general meeting. All other general meetings may be called by at least 14 clear days’ notice in writing.
The directors may also decide to hold any general meeting as a combined physical and electronic general meeting. In such case, the directors will provide details of the means for members to attend and participate in the meeting, including the physical place or places of meeting and the electronic platforms. The directors and the chair of a combined physical and electronic general meeting may make any arrangement and impose any requirement or restriction as is: (i) necessary to ensure the identification of those taking part and the security of the electronic communication; and (ii) proportionate to achieving these objectives.
The directors may make arrangements to enable attendance or regulate the level of attendance at any place (including, for a combined physical and electronic meeting, electronic platform) specified in the notice of meeting for the holding of a general meeting and, in any such case, shall direct that the meeting be held at a specified place (including, for a combined physical and electronic meeting, electronic platform), where the chair of the meeting shall preside, and make arrangements for simultaneous attendance and participation by members and proxies at other locations (including, for a combined physical and electronic meeting, electronic platforms). The chair of a general meeting has express authority to adjourn the meeting if, in the chair’s opinion, it appears impracticable to hold or continue the meeting because of crowding or unruly conduct or because an adjournment is otherwise necessary for the proper conduct of the meeting.
The processes and procedures for the conduct of a general meeting (including adjourning meetings, voting, amending resolutions and appointing proxies) is established under the Articles of Association and the Companies Act 2006. The chair of a general meeting shall be entitled to take any action the chair considers appropriate for properly and orderly conduct before and during a general meeting. The directors shall be entitled to ask persons wanting to attend to submit to searches or other security arrangements as such directors consider appropriate.
At any general meeting which is held only as a physical meeting, a resolution put to the vote of the meeting will be decided on a poll unless the chair determines that the resolution will be decided on a show of hands. At any general meeting which is held as a combined physical and electronic meeting, any resolution and any proposed amendments to it put to the vote of the meeting shall be decided on a poll.
The quorum necessary for the transaction of business at a general meeting is three members present at the general meeting or represented by proxy and entitled to vote.

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC
DIVIDENDS AND OTHER DISTRIBUTIONS AND RETURN OF CAPITAL
Under the Companies Act 2006, before Lloyds Banking Group plc can lawfully make a distribution, it must ensure that it has sufficient distributable reserves (accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made). Under the Articles of Association (and subject to statute) the directors are entitled to set aside out of the profits of Lloyds Banking Group plc any sums as they think proper which, at their discretion, shall be applicable for any purpose to which the profits of Lloyds Banking Group plc may be applied.
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
In addition, Lloyds Banking Group plc may by ordinary resolution direct the payment of a dividend in whole or in part by the distribution of specific assets (a non-cash distribution).
On any distribution by way of capitalisation, the amount to be distributed will be appropriated amongst the holders of ordinary shares in proportion to their holdings of ordinary shares (pro rata to the amount paid up thereon). If the amount to be distributed is applied in paying up in full unissued ordinary shares of Lloyds Banking Group plc, a shareholder will be entitled to receive bonus shares of the same class as the shares giving rise to that shareholder’s entitlement to participate in the capitalisation.
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
On a return of capital, whether in a winding-up or otherwise, the assets of the Lloyds Banking Group plc available for distribution among the members will be distributed first to the holders of the preference shares in accordance with rights attached to them on issue. The balance of any assets, subject to the rights of any other class of shares, will then be distributed to each holder of ordinary shares rateably by reference to the proportion of ordinary share capital held by that holder, relative to the aggregate total issued ordinary share capital.
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
Under the Articles of Association and the Companies Act 2006, the liability of shareholders is limited to the amount (if any) for the time being unpaid on the shares held by that shareholder.
VARIATION OF RIGHTS AND ALTERATION OF CAPITAL
Subject to the provisions of the Companies Act 2006, the Uncertificated Securities Regulations 2001 and every other statute for the time being in force or any judgment or order of any court of competent jurisdiction concerning companies and affecting Lloyds Banking Group plc (the statutes), the rights attached to any class of shares for the time being in issue may be varied or abrogated with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At any such separate meeting, the provisions of the Articles of Association relating to general meetings will apply, but the necessary quorum at any such meeting will be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of that class (except at an adjourned meeting, at which the quorum shall be any holder of shares of the class, present in person or by proxy) and any such person may demand a poll and every such holder shall on a poll have one vote for every share of the class held by such holder.
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
TRANSFER OF SHARES
All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the directors and must be executed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. The transferor will be deemed to remain the holder of the shares transferred until the name of the transferee is entered in the register of members of Lloyds Banking Group plc in respect thereof. All transfers of shares which are in uncertificated form may be effected by means of a relevant system, unless the Uncertificated Securities Regulations 2001 provide otherwise.

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC
The directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares (not being fully paid shares) provided that, where any such shares are admitted to the Official List of the UK Financial Conduct Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The directors may also decline to register a transfer unless:
–the instrument of transfer and the lodging of such instrument complies with the requirements of the Articles of Association and the transfer is in respect of only one class of shares; or
–the transfer is in favour of not more than four persons as the transferee.
The directors shall refuse to register the transfer of any share on which Lloyds Banking Group plc has a lien. The Articles of Association otherwise contain no restrictions on the free transferability of fully paid shares.
Subject to the statutes and the rules (as defined in the Uncertificated Securities Regulations 2001), and apart from any class of wholly dematerialised security, the directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of an electronic trading system or that shares of any class should cease to be so held and so transferred.
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
Pursuant to the Companies Act 2006, Lloyds Banking Group plc may also send a notice to any person whom Lloyds Banking Group plc knows or has reasonably cause to believe that such person is interested in Lloyds Banking Group plc’s shares or at any time during the three years immediately preceding the date on which such notice is issued to have been so interested, requiring that person to confirm whether they have or had such an interest and if so provide details of that interest as required by the notice.
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
MANDATORY TAKEOVER BIDS, SQUEEZE-OUT AND SELL-OUT RULES
Other than as provided by the Companies Act 2006 and the City Code, there are no rules or provisions relating to mandatory bids and/or squeeze-out and sell-out rules in relation to the ordinary shares.
UNTRACED MEMBERS
Lloyds Banking Group plc is entitled to sell any share registered in the name of a member (or any other person entitled to such shares by virtue of transmission on death or bankruptcy or otherwise at law) provided that: (i) such shares remaining untraced for 12 years and during that period at least three dividends in respect of such shares have become payable and no dividend in respect of those shares has been claimed; (ii) Lloyds Banking Group plc uses reasonable efforts to trace the relevant holder and, following the expiry of the 12 year period, sends a notice to the last known physical or email address of such holder stating Lloyds Banking Group plc’s intention to sell the shares; and (iii) during the three months following sending such notice, Lloyds Banking Group plc does not receive any communication from such holder. Lloyds Banking Group plc can also sell any additional shares held by the relevant holder that were issued during such 12 year period provided that no dividend on such additional shares has been cashed or claimed by the relevant holder during such period.
The proceeds from the sale of untraced shares shall (after payment of the costs of the sale) be forfeited by the relevant holder and shall belong to Lloyds Banking Group plc. Lloyds Banking Group plc shall not be liable or be required to account to the relevant holder (or other person previously entitled) for the proceeds of such sale. Lloyds Banking Group plc is entitled to use or invest the proceeds from such sale in any manner that the directors think fit.
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
Any winding up of Lloyds Banking Group plc shall be undertaken in accordance with relevant insolvency legislation, regulation, rules or otherwise required by law.
DIRECTORS
Subject to any other provision of the Articles of Association, the number of directors of Lloyds Banking Group plc shall be no fewer than seven. The minimum/maximum number of directors may be varied by ordinary resolution of Lloyds Banking Group plc. The directors may elect from them a chair and deputy chair (or two or more deputy chair) and determine the period for which each is to hold office.
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
The directors may meet to consider this business of Lloyds Banking Group plc as they think fit. Any director may summon a meeting on request. The quorum necessary for the transaction of business of the directors may be fixed from time to time by the directors and unless so fixed at any other number shall be four. Questions arising at any meeting of the directors shall be determined by a majority of votes. In the case of an equality of votes, the chair of the meeting shall have a second or casting vote.
DIRECTORS’ RETIREMENT
The Articles of Association provide that a director appointed by the board either to fill a casual vacancy or as an additional director shall retire at the annual general meeting next after their appointment but shall be eligible for election as a director at that meeting. The Articles of Association further provide that each director shall retire at the annual general meeting held in the third calendar year following the year in which that director was elected or last re-elected (or at such earlier annual general meeting as the directors may resolve) and shall be eligible for re-election as a director at that meeting. No person shall be eligible for election as a director at any general meeting unless that person is a director that is retiring or is recommended by the directors for election in the manner required by the Articles of Association or that person has confirmed in writing of their willingness to be elected as a director no later than seven days before the general meeting at which the relevant resolution is proposed.
REMOVAL OF A DIRECTOR AND VACATION FROM OFFICE
Subject to statute, Lloyds Banking Group plc may remove any director from office by ordinary resolution of which special notice has been given. The office of a director will be vacated in the following circumstances:
–the director becomes prohibited by law from acting as a director;
–the director resigns in writing to the chair or deputy chair or the secretary and the directors resolve to accept such offer of resignation;
–if a bankruptcy order is made against such director or such director applies to the court in connection with a voluntary arrangement under the UK Insolvency Act 1986;
–if an order is made by the court claiming jurisdiction on the ground of mentor disorder for the director’s detention or for the appointment of a guardian or for the appointment of a person to exercise powers in respect of such director’s property or affairs;
–if the director is absent from meetings of directors for six months without leave and the directors resolve that such director’s office be vacated; or
–if a written notice is served on the director (signed by no less than three-quarters of the directors) to the effect that such director’s office shall be vacated.
DIRECTORS’ SHARE QUALIFICATION
A director is not required to hold any shares of Lloyds Banking Group plc by way of qualification.
DIRECTORS’ INDEMNITY/INSURANCE
So far as may be permitted by the statutes, any person who is or was at any time a director, officer, employee or trustee of Lloyds Banking Group plc (or any associated company) may be indemnified by Lloyds Banking Group plc against any liability incurred by them in connection with any negligence, default, breach of duty or breach of trust by them in relation to Lloyds Banking Group plc (or any associated company) or any other liability incurred in the execution of their duties, the exercise of their powers or otherwise in connection with their duties, powers or offices. The directors of Lloyds Banking Group plc may also purchase and maintain insurance in respect of such liabilities. So far as may be permitted by the statutes, Lloyds Banking Group plc may also provide defence costs in relation to any criminal, civil or regulatory proceedings to which any current or former director, officer, employee or trustee of Lloyds Banking Group plc (or any associated company) is subject and do anything to enable any such a person to avoid incurring such expenditure.

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC
AUTHORISATION OF DIRECTORS’ INTERESTS
Subject to the provisions of the statutes, the directors can authorise any matter which would or might otherwise constitute or cause a breach of the duty of a director to avoid a situation in which they have or can have a direct or indirect interest that conflicts, or possibly may conflict, with the interests of Lloyds Banking Group plc.
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
Any authorisation of a matter under the Articles of Association shall be subject to such conditions or limitations as the directors may determine, whether at the time such authorisation is given or subsequently, and may be terminated by the directors at any time. A director shall comply with any obligations imposed on them pursuant to any such authorisation.
A director shall not, save as otherwise agreed by them, be accountable to Lloyds Banking Group plc for any benefit which that director (or a person connected with them) derives from any matter authorised by the directors and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit.
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
MATERIAL INTERESTS
In general, the Companies Act 2006 requires that a director disclose to Lloyds Banking Group plc any personal interest that they may have and all related material information and documents known to them, in connection with any existing or proposed transaction by Lloyds Banking Group plc. The disclosure is required to be made promptly and, in any event, no later than at the board of directors meeting in which the transaction is first discussed.
Subject to the provisions of the statutes, the director (or a person connected with them), provided that the director has declared the nature and extent of any interest as required under the Articles of Association:
–may be a director or other officer of, or be employed by, or otherwise interested (including by the holding of shares) in Lloyds Banking Group plc, a subsidiary undertaking of Lloyds Banking Group plc, any holding company of Lloyds Banking Group plc, a subsidiary undertaking of any such holding company, or any body corporate promoted by Lloyds Banking Group plc or in which Lloyds Banking Group plc is otherwise interested (a relevant company);
–may be a party to, or otherwise interested in, any contract, transaction or arrangement with a relevant company (or in which the company is otherwise interested);
–may (and any firm of which they are a partner, employee or member may) act in a professional capacity for any relevant company (other than as auditor) and be remunerated therefor;
–may have an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;
–may have an interest, or a transaction or arrangement giving rise to such an interest, of which the director is not aware; and
–may have any other interest authorised under the Articles of Association or by shareholder resolution.
–Subject to the provisions of the Companies Act 2006, a director is entitled to vote and be counted in the quorum in respect of any resolution concerning any contract, transaction or arrangement or any other proposal:
–in which they have an interest of which they are not aware;
–in which they have an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;
–in which they have an interest only by virtue of interests in shares, debentures or other securities of the company, or by reason of any other interest in or through Lloyds Banking Group plc;
–which involves the giving of any security, guarantee or indemnity to the director or any other person in respect of (i) money lent or obligations incurred by them or by any other person at the request of or for the benefit of the company or any of its subsidiary undertakings; or (ii) a debt or other obligation of the company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;
–concerning an offer of shares or debentures or other securities of or by the company or any of its subsidiary undertakings (i) in which offer that director is or may be entitled to participate as a holder of securities; or (ii) in the underwriting or subunderwriting of which that director is to participate;
–concerning any other body corporate in which that director is interested, directly or indirectly and whether as an officer, shareholder, creditor, employee or otherwise, provided that director (together with persons connected with them) is not the holder of, or beneficially interested in, one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of the relevant body corporate;
–relating to an arrangement for the benefit of the employees or former employees of the company or any of its subsidiary undertakings which does not award them any privilege or benefit not generally awarded to the employees or former employees to whom such arrangement relates;
–concerning the purchase or maintenance by the company of insurance for any liability for the benefit of directors or for the benefit of persons who include directors;
–concerning the giving of indemnities in favour of directors;
–concerning the funding of expenditure by any director or directors on (i) defending criminal, civil or regulatory proceedings or actions against the director or the directors, (ii) in connection with an application to the court for relief, or (iii) defending the director or the directors in any regulatory investigations (and doing anything to enable any director or directors to avoid incurring such expenditure); and
–in respect of which that director’s interest, or the interest of directors generally, has been authorised by ordinary resolution.

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC
Except as set out above and subject to the Companies Act 2006, a director shall not be entitled to vote on any resolution in respect of any contract, transaction or arrangement, or any other proposal, in which they (or a person connected with them) is interested. Any vote of a director in respect of a matter where they are not entitled to vote shall be disregarded. A director shall not be counted in the quorum for a meeting of the directors in relation to any resolution on which they are not entitled to vote.
If a question arises at any time as to whether any interest of a director prevents that director from voting, or being counted in the quorum, and such question is not resolved by the director voluntarily agreeing to abstain from voting, such question shall be referred to the chair of the meeting and the chair’s ruling in relation to any director other than himself/herself shall be final and conclusive, provided that the nature or extent of the interest of such director has been fairly disclosed. If any such question shall arise in respect of the chair of the meeting, the question shall be decided by resolution of the directors and the resolution shall be conclusive provided that the nature or extent of the interest of the chair of the meeting has been fairly disclosed to the directors.
CONFIDENTIAL INFORMATION
If a director, otherwise than by virtue of their position as director, receives information in respect of which they owe a duty of confidentiality to a person other than Lloyds Banking Group plc, they shall not be required to disclose such information to Lloyds Banking Group plc or otherwise use or apply such confidential information for the purpose of or in connection with the performance of their duties as a director, provided that such an actual or potential conflict of interest arises from a permitted or authorised interest under the Articles of Association. This is without prejudice to any equitable principle or rule of law which may excuse or release the director from disclosing information, in circumstances where disclosure may otherwise be required under the Articles of Association.
REMUNERATION
Lloyds Banking Group plc must obtain a binding vote of shareholders on remuneration policy at least once every three years and an advisory vote on an implementation report on how the remuneration policy was implemented in the relevant financial year.
The ordinary remuneration of the directors is determined by the directors except that such ordinary remuneration shall not exceed £1,000,000 per annum in aggregate, or such higher amount as may from time to time be determined by ordinary resolution of Lloyds Banking Group plc. Such ordinary remuneration is (unless otherwise provided by ordinary resolution of Lloyds Banking Group plc) divisible among the directors as they may agree, or, failing agreement, equally. However, any director who holds office for only part of the period in respect of which remuneration is payable shall be entitled only to remuneration in proportion to the period during which the director has held office.
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
Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with Lloyds Banking Group plc (or any body corporate in which Lloyds Banking Group plc is interested), the proposals may be divided and considered in relation to each director separately. In such case, each of the directors concerned shall be entitled to vote, and be counted in the quorum, in respect of each resolution except that concerning a director’s own appointment or the fixing or variation of the terms thereof.
The directors may repay to any director all such reasonable expenses as they may incur in attending and returning from meetings of the directors or of any committee of the directors or general meetings or otherwise in connection with the business of Lloyds Banking Group plc. The directors have the power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to, or to any person in respect of, any director or ex-director.
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
This summary does not consider your personal circumstances, and it is not a substitute for tax advice. Any person who is in any doubt as to their tax position should consult their own professional adviser.
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
UK tax law requires that when Lloyds Banking Group plc issues ordinary shares or a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary to facilitate the issue of ADSs to a person representing the ordinary shares or to a person providing clearance services (or their nominee or agent), a liability to UK stamp duty or SDRT at the rate of 1.5 per cent (rounded up to the next multiple of £5 in the case of the stamp duty) of either the issue price or, in the case of transfer, the listed price of the ordinary shares, calculated in sterling, will arise. However, following litigation, HMRC accepts that the charge to SDRT at 1.5 per cent on the issue of shares into clearance services or depository receipt schemes is not compatible with EU law, and will not apply the charge. Although there is a risk that this position could be affected by the UK’s exit from the EU, HMRC’s published practice states that the disapplication of the 1.5 per cent charge in accordance with those provisions of EU law will remain the position unless the relevant UK statutory provisions are amended. Where a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary or clearance services this charge will generally apply, and generally be payable by the person receiving the ADSs or transferring the ordinary shares into the clearance service.
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
Dividends will be included in a US Holder’s income on the date of the US Holder’s or, in the case of ADSs, the depositary’s receipt of the dividend. The amount of a dividend will equal the US Dollar value of the pounds Sterling received, calculated by reference to the exchange rate in effect on the date of receipt regardless of whether the payment is converted into US Dollars on the date of receipt. If the pounds Sterling received as a dividend are not converted into US Dollars on the date of receipt, then the US holder’s tax basis in the pounds Sterling received will equal their US Dollar value on the date of receipt and the US holder may realise a foreign exchange gain or loss on the subsequent conversion into US Dollars. Generally, any gains or losses resulting from the conversion of pounds Sterling into US Dollars will be treated as US-source ordinary income or loss.
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

RISK FACTORS
Set out below is a summary of certain risk factors which could affect the Group’s future results and may cause them to differ from expected results materially. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that the Group’s businesses face. This section should be read in conjunction with the more detailed information contained in this document, including as set forth in sections entitled “Business”, “Regulation” and “Operating and financial review and prospects”. For information on the Group’s risk management policies and procedures, see “Operating and financial review and prospects — Risk Management”.
ECONOMIC AND FINANCIAL RISKS
1.The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the U.S., Asia and globally
The Group’s businesses are subject to inherent and indirect risks arising from general and sector-specific economic conditions in the markets in which it operates, particularly the UK, where the Group’s earnings are predominantly generated, and its operations are concentrated. Whilst the Group’s revenues are predominantly generated in the UK, the Group does have some credit exposure in countries outside the UK even if it does not have a presence in all of these countries. Any significant macroeconomic deterioration in the UK and/or other economies as a result of COVID-19, or otherwise could lead to increased unemployment, reduced corporate profitability, reduced personal income levels, inflationary pressures, including those arising from Sterling’s depreciation, reduced UK Government and/or consumer expenditure, increased corporate, small and medium-sized enterprises (“SME”) or personal insolvency rates, increased tax rates, borrowers’ reduced ability to repay loans, increased tenant defaults, fluctuations in commodity prices and changes in foreign exchange rates, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group.
The effects on the UK, European and global economies following the UK’s exit from the EU and the impact of the EU-UK Trade and Cooperation Agreement signed on 30 December 2020 (the “EU-UK TCA”) remain difficult to predict but may include economic and financial instability in the UK, Europe and the global economy, constitutional instability in the UK (including the possibility of a further Scottish independence referendum and a decision in favour of Scotland leaving the UK), and the other types of risks described in “Regulatory and Legal Risks — Legal and regulatory risk arising from the UK’s exit from the EU could adversely impact the Group’s business, operations, financial condition and prospects”.
The recent and persistent acceleration of inflation in the UK which has been triggered by a number of factors including interruptions to the global supply chain, caused by measures taken by various governments to control the spread of COVID-19; labour shortages, absences and mismatches in skills resulting from the disruption of the pandemic, and from workers leaving the UK following the UK’s exit from the EU; and rising energy costs; could adversely impact the Group’s retail and corporate customers and their ability to service their contractual obligations, including to the Group (see "The Group's business is subject to risks relating to the COVID-19 pandemic" and the "Group's businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group's balance sheet").
Increases in the UK’s interest rates, necessitated by accelerating inflation may put pressure on household incomes and business costs, and could potentially adversely affect the Group's profitability and prospects. Furthermore, such market conditions may result in an increase in the Group's pension deficit. Conversely, in the event of any further substantial weakening in the UK’s economic growth, the possibility of decreases in interest rates by the Bank of England (the "BoE) or sustained low or negative interest rates would put further pressure on the Group’s interest margins and potentially adversely affect the Group’s profitability and prospects.
In the Eurozone, the economic outlook also remains uncertain. High levels of private and public debt, continued weakness in the financial sector and reform fatigue remain a concern. Further monetary policy stimulus from the European Central Bank could undermine financial stability by encouraging a further build-up of unsustainable debt. In addition, political uncertainty in the Eurozone, and fragmentation risk in the EU, could create financial instability and have a negative impact on the Eurozone and global economies. Any default on the sovereign debt of a Eurozone country and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could materially affect the capital and the funding position of participants in the banking industry, including the Group.
Moreover, the effects on the European, the UK and global economies of the exit of one or more EU member states from the Economic and Monetary Union, or the redenomination of financial instruments from the Euro to a different currency, are extremely uncertain and very difficult to predict and protect fully against in view of: (i) the potential for economic and financial instability in the Eurozone and possibly in the UK; (ii) the lasting impact on governments’ financial positions of the global financial crisis and the COVID-19 pandemic; (iii) the uncertain legal position; and (iv) the fact that many of the risks related to the business are totally, or in part, outside the control of the Group. If any such events were to occur, they may result in: (a) significant market dislocation; (b) heightened counterparty risk; (c) an adverse effect on the management of market risk and, in particular, asset and liability management due, in part, to redenomination of financial assets and liabilities; (d) an indirect risk of counterparty failure; or (e) further political uncertainty in the UK or other countries, any of which could have a material adverse effect on the results of operations, financial condition or prospects of the Group.
U.S. economic policies may have an adverse effect on both U.S. and global growth as well as global trade prospects. The expected continued tightening of US monetary policy may also have an adverse impact on the global economy.
Macroeconomic uncertainty in emerging markets in the wake of the COVID-19 pandemic, in particular the slowdown of international trade and industrial production, as well as the high and growing level of debt in China may be exacerbated by attempts to de-risk its highly leveraged economy, or a devaluation of the Renminbi. External debt levels are higher now in emerging markets than before the global financial crisis, which could lead to higher levels of defaults and non-performing loans. The exit from highly accommodative U.S. monetary policy could intensify financial pressures on emerging markets.
Any adverse changes affecting the economies of the countries in which the Group has significant direct and indirect credit exposures and any further deterioration in global macroeconomic conditions, including as a result of geopolitical events, global health issues, including the COVID-19 pandemic (see "Economic and Financial Risks - The Group's business is subject to risks relating to the COVID-19 pandemic") or acts of war or terrorism, could have a material adverse effect on the Group’s results of operations, financial condition or prospects. Increased tensions between members of the North Atlantic Treaty Organisation (NATO) and Russia over Ukraine and the imposition of sanctions, could have significant adverse economic effects on financial markets and on energy costs, and may also result in increased cyber attacks and an increase in costs associated with such cyber attacks, all of which could have a material adverse effect on the Group’s results of operations, financial condition or prospects. Any further deterioration in the relationship between the U.S. and China could also lead to an increase in tensions, with adverse economic effects for the global economy.
2.The Group's business is subject to risks relating to the COVID-19 pandemic
Whilst it is possible that the UK may be showing early signs of COVID-19 becoming more endemic, the highly contagious nature of COVID-19 variants such as Delta and Omicron, show that new and even more harmful variants of COVID-19 may continue to adversely impact public health

RISK FACTORS
and the economy for the foreseeable future. Furthermore, other countries are at varying stages of the pandemic, and any further deterioration in macroeconomic conditions (both globally and in the UK) as a result of COVID-19 and any restrictions imposed to address COVID-19 related developments, could continue to adversely affect the Group’s results of operations, financial condition or prospects for a number of years.
The global pandemic from the outbreak of COVID-19 continues to cause widespread disruption to normal patterns of business activity across the world, including in the UK, and volatility in financial markets. Measures taken to contain the health impact of the COVID-19 pandemic have resulted in an adverse impact on economic activity across the world and the duration of these measures remains uncertain. Monetary policy loosening has supported asset valuations across many financial markets, but longer-term impacts on consumer demand and behaviours, inflation, interest rates, credit spreads, foreign exchange rates and commodity, equity and bond prices remain unclear.
Emergency measures to slow the spread of COVID-19 across the world have brought about rapid deterioration in economic growth across all countries and regions, directly adversely impacting the UK through many channels, including trade and capital flows. This is likely to have a lasting negative impact on the future path of global GDP, through its impact on human and physical capital accumulation, and supply chain disruption. The UK experienced a deep contraction in economic activity during 2020 as a result of the COVID-19 pandemic, with activity rebounding in 2021, but both private and public sector debt have risen significantly. If the economic downturn damage were to be prolonged significantly by inability to control COVID-19 spread with vaccines, public finances would likely continue to deteriorate and could result in a sovereign downgrade that could also impact the credit ratings of the Group. Rating downgrades could have a material adverse impact on the Group’s ability to raise funding in the wholesale markets (see “Economic and Financial Risks - A reduction in the Group's longer-term credit rating could materially adversely affect the Group’s results of operations, financial condition or prospects”).
Furthermore, the economic impact of the COVID-19 pandemic, including increased levels of unemployment, corporate insolvencies and business failures, and other disruptions as a result of COVID-19, including labour shortages, could adversely impact the Group’s retail or corporate customers and their ability to service their contractual obligations, including to the Group. Adverse changes in the credit quality of the Group’s borrowers and counterparties or collateral held in support of exposures, or in their behaviour, may reduce the value of the Group’s assets and materially increase the Group’s write-downs and allowances for impairment losses. This could have a material adverse effect on the Group’s results of operations, financial condition or prospects.
As a result of recent monetary policy actions, interest rates have declined substantially and with rising inflation, real interest rates have become negative. In many countries, governments are borrowing at negative yields and negative real yields. While the direction of policy has now moved to increasing interest rates, they remain negative in real terms and so could have an adverse impact on the Group's net income and profitability. Similarly, if interest rates rise too fast and/or are increased to a relatively high level, they can also have an adverse impact on the Group’s net income and profitability.
The effect of the COVID-19 pandemic on emerging markets increases the risks already identified from the slowdown of growth and trade, with limited capacity to respond effectively to the crisis, impacting growth and potentially increasing the risk of default on debt.
Governments, central banks and regulators across the world have taken significant action to address this economic impact, which led to a deep recession in the UK and globally, from which (as at the date of publication of this Annual Report on 20-F), there has yet to be a complete recovery. Governments are likely to continue to be judged for their policy responses and success in vaccine rollouts against existing and new variants. This could result in political upheaval and destabilise governments and political movements even after the pandemic has passed. There is also the possibility that vaccines are not as effective as expected against current or future strains of coronavirus, which could result in further extended lockdowns or restrictions. In addition to providing support under government support schemes, the Group has taken specific measures to alleviate the impact on the Group's customers or borrowers, including payment holidays which, taken together with lower interest rates and restrictions on fees associated with certain products, may have an adverse impact on the Group’s results of operations, financial conditions or prospects. Additionally, although the UK Government and the Bank of England have provided certain guarantees to banks relating to lending schemes that have been initiated to support businesses through the COVID-19 pandemic, there is a risk that in some circumstances, the Group may not be able to claim under the guarantees, or the claim may be rejected, if, for example, it later transpires that all terms and conditions under the relevant guarantee scheme were not met when the lending was originated.
Specific measures have, and may continue to be taken by regulators to address potential capital and liquidity stress, which could limit the Group’s flexibility to manage its business and its capital position, including restrictions on distributions and capital allocations.
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
Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of the Group’s assets and materially increase its write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside the Group’s control, which include but are not limited to an adverse economic environment, the effect of the UK’s withdrawal from the EU and the operation of the EU-UK TCA, any adverse consequences resulting from the unwinding of the UK Government's COVID-19 support measures, increased unemployment, reduced UK and global consumer and/or government spending and benefits and changes in consumer and customer demands and requirements, reduced income levels, reduced corporate profits, high and persistent inflation (including that driven by supply chain issues, labour shortages and rising energy costs), increasing and / or sustained high interest rates, changes in the credit rating of individual counterparties, over-indebtedness and the debt levels of individual contractual counterparties, increased personal or corporate insolvency levels, changes to insolvency regimes which make it harder to enforce against counterparties, counterparty challenges to the interpretation or validity of contractual arrangements, reduced asset values, falling stock and bond/other financial markets, changes in interest rates or foreign exchange rates, an increase in credit spreads, negative reputational impact or direct campaigns which adversely impact customers, industries or sectors and any external factors of a political,

RISK FACTORS
legislative, environmental or regulatory nature, including changes in accounting rules and changes to tax legislation and rates; noting that some of the above factors have been materially heightened by the COVID-19 pandemic.
In particular, the Group has exposure to concentration risk where its business activities focus particularly on a single obligor, related/connected group of obligors or a similar type of customer (borrower, sovereign, financial institution or central counterparty), product, industrial sector or geographic location, including the UK.
The Group’s credit exposure includes residential mortgage lending (in the UK and, to a lesser extent, the Netherlands) and commercial real estate lending, including lending secured against secondary and tertiary commercial property assets in the UK. As a result, decreases in residential or commercial property values, reduced rental payments and/or increases in tenant defaults are likely to lead to higher impairment charges, which could materially affect the Group’s results of operations, financial condition or prospects. The COVID-19 pandemic initially led to some uncertainty in asset valuations and, whilst this may persist for some time, policy support and a sharp rise in accumulated private sector savings may be contributing to unsustainable asset valuation growth in some markets. Growth in UK house prices has been especially strong; raising the risk that subsequent revaluations could have potentially negative consequences for the Group. Additionally, COVID-19 has led to, and may lead to as yet unknown, structural changes in the risk profile of a number of counterparties and/or sectors, including but not limited to commercial real estate, retail, hospitality, leisure and transportation, driven largely by evolving changes in consumer behaviour, working patterns, supply chains, government policy and infrastructure. The Group also has significant credit exposure to certain individual counterparties in higher risk and cyclical asset classes and sectors (such as commercial real estate, financial intermediation, manufacturing, leveraged lending, oil and gas and related sectors, hotels, commodities trading, automotive and related sectors, construction, agriculture, consumer-related sectors (such as retail, passenger transport and leisure), house builders and outsourcing services). The Group’s retail customer portfolios will remain strongly linked to the UK economic environment, with house price deterioration, unemployment increases, inflationary pressures, consumer over-indebtedness and prolonged low or rising interest rates among the factors that may impact secured and unsecured retail credit exposures. Deterioration in used vehicle prices, including as a result of changing consumer demand or the transition of the motor sector from vehicles with internal combustion engines to electric vehicles, could result in increased provisions and/or losses and/or accelerated depreciation charges.
In addition, climate change is likely to have a significant impact on many of the Group’s customers, as well as on various industry sectors that the Group operates in. There is a risk that borrower and counterparty credit quality and collateral / asset valuations could be adversely affected as a result of these changes. See also “Business and Operational Risks - The Group is subject to the emerging risks associated with climate change”.
The Group’s corporate lending portfolio also contains substantial exposure to large and mid-sized, public and private companies. In addition to exposures to sectors that have experienced cyclical weakness in recent years, the portfolio also contains exposures to sectors that have been significantly impacted by the COVID-19 pandemic, most notably consumer facing sectors such as travel, transportation, non-essential retail and hospitality. These exposures may give rise to single name concentration and risk capital exposure. The Group's corporate and financial institution portfolios are also susceptible to "fallen angel" risk, that is, the probability of significant default increases following material unexpected events, and to risks related to the impact of the COVID-19 pandemic, resulting in the potential for large losses. As in the UK, the Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of loss should default occur.
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
Providing support to customers under the COVID-19 government schemes meant that the Group extended its lending risk appetite in line with the various scheme guidelines at the time and, despite the protection offered by the UK Government’s or by the Bank of England’s guarantees, as applicable, in respect of the schemes, this may lead to additional losses. These schemes (Bounce Back Loans Scheme ("BBLS"), Coronavirus Business Interruption Loan Scheme ("CBILS") and Coronavirus Large Business Interruption Loan Scheme ("CLBILS")) closed to new applications on 31 March 2021.
Repayments on government lending scheme loans commenced from the second quarter of 2021. However, BBLS benefit from Pay As You Grow options which may materially delay repayments through, for example, extended payment holidays, and have the potential to delay recognition of customer financial difficulties.
With the exception of COVID-19 related payment holidays provided to retail customers and lending provided through certain government support schemes, including the BBLS (which provided support of up to £50,000 for smaller businesses) in respect of which no credit assessment was undertaken, all lending decisions, and decisions related to other exposures (including, but not limited to, undrawn commitments, derivative, equity, contingent and/or settlement risks), are dependent on the Group’s assessment of each customer’s ability to repay and the value of any underlying security. Such assessments may also take into account future forecasts, which may be less reliable due to the uncertainty of their likely accuracy and probability as a result of the impact of the COVID-19 pandemic. There is an inherent risk that the Group has incorrectly assessed the credit quality and/or the ability or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing and using models to estimate the risk of lending to counterparties.
In addition, observed credit quality of the portfolios is likely to have been influenced by the significant support provided during the COVID-19 pandemic, including the government lending schemes, payment holidays and furlough arrangements, which may have distorted underlying credit risks in the portfolio and may lead to increases in arrears and/or defaults which remain unidentified. This may result in additional impairment charges if the forward looking economic scenarios used to raise expected credit loss allowances have not adequately captured the impact of the withdrawal of the temporary support measures.
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

RISK FACTORS
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
In addition, medium-term growth in the Group’s lending activities will rely, in part, on the availability of retail deposit funding on appropriate terms, which is dependent on a variety of factors outside the Group’s control, such as general macroeconomic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and the Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on the Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on its future growth. Any loss in consumer confidence in the Group could significantly increase the amount of retail deposit withdrawals in a short period of time. See “Economic and Financial Risks - The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the U.S., Asia and globally"
The Group makes use of central bank funding schemes such as the Bank of England’s Term Funding Scheme with additional incentives for SMEs (the "TFSME"). Following the closure of this scheme in 2021, the Group will have to replace matured drawings in 2025-2027, which could cause an increased dependence on term funding issuances. If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or the Group’s credit ratings are downgraded, it is likely that wholesale funding will prove more difficult to obtain.
Any of the refinancing or liquidity risks mentioned above, in isolation or in concert, could have a material adverse effect on the Group’s results or operations and its ability to meet its financial obligations as they fall due.
5.A reduction in the Group’s longer-term credit rating could materially adversely affect the Group’s results of operations, financial condition or prospects
Rating agencies regularly evaluate the Group and the Company, and their ratings of longer-term debt are based on a number of factors which can change over time, including the Group’s financial strength as well as factors not entirely within its control, such as conditions affecting the financial services industry generally, and the legal and regulatory frameworks affecting its legal structure, business activities and the rights of its creditors. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the Group or the Company will maintain their current ratings. The credit rating agencies may also revise the ratings methodologies applicable to issuers within a particular industry or political or economic region. If credit rating agencies perceive there to be adverse changes in the factors affecting an issuer’s credit rating, including by virtue of change to applicable ratings methodologies, the credit rating agencies may downgrade, suspend or withdraw the ratings assigned to an issuer and/or its securities. Downgrades of the Group’s longer-term credit rating could lead to additional collateral posting and cash outflow, significantly increase its borrowing costs, limit its issuance capacity in the capital markets and weaken the Group’s competitive position in certain markets.
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
For example, adverse market movements have had, and will likely continue to have, an adverse effect, upon the financial condition of the defined benefit pension schemes of the Group. The schemes’ main exposures are to real rate risk and credit spread risk. These risks arise from two main sources: the “AA” corporate bond liability discount rate and asset holdings.
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
The insurance business of the Group is exposed indirectly to equity and credit markets through the value of future management charges on policyholder funds. Credit default spread risk and interest rate risk within the insurance business primarily arises from bonds and loans used to back annuities. Inflation risk arises from inflation linked policyholder benefits and future expenses. The performance of investment markets therefore, has a direct impact upon the profit from investment contracts and on the insurance value in force and the Group’s results of operations, financial condition or prospects.
Changes in foreign exchange rates, including with respect to the U.S. dollar and the Euro, may also have a material adverse effect the Group’s financial position and/or forecasted earnings.
7.Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group, including negative fair value adjustments
The Group has exposures to securities, derivatives and other investments, including asset-backed securities, structured investments and private equity investments that are recorded by the Group at fair value, which may be subject to further negative fair value adjustments in view of the volatile global markets and challenging economic environment, including as a result of the COVID-19 pandemic. See Economic and Financial Risks - The Group's business is subject to risks relating to the COVID-19 pandemic.

RISK FACTORS
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
Monetary policy in the UK and in the markets in which the Group operates has been highly accommodative in recent years and even more so as a result of the COVID-19 pandemic, however, there remains considerable uncertainty as to the pace of change in withdrawing monetary stimulus and increasing interest rates as set by the Bank of England and other major central banks. If recent rises in inflation in developed countries prove to be more than transitory, this may prompt an earlier and/or larger than expected tightening of monetary policy with the associated risk of slowing economic recovery.
In the UK, monetary policy has further been supported by the Bank of England and HM Treasury “Funding for Lending” scheme (which closed in January 2018), the “Help to Buy” scheme (which closed in November 2019), the “Term Funding Scheme” (which closed in February 2018) and the purchase of corporate bonds in the UK. In response to the COVID-19 pandemic, the UK Government and the Bank of England adopted a series of financial measures to help offset the economic disruption caused by efforts to contain the spread of the virus. These included a package of government-backed and guaranteed loans to support businesses. These included a joint HM Treasury and Bank of England lending facility, the Covid Corporate Financing Facility ("CCFF") designed to support liquidity among larger firms, as well as the CBILS for small and medium-sized enterprises run by the British Business Bank. Further support was also provided through the CLBILS and the BBLS. The CCFF scheme closed to new applications on 31 December 2020, whilst the CBILS, CLBILS and BBLS closed to new applications on 31 March 2021. The Recovery Loan Scheme ("RLS") was subsequently launched on 6 April 2021, providing access to finance for businesses recovering from the effects of the pandemic. Further measures may be introduced depending on the length and severity of the crisis. However, such a long period of stimulus and support has increased uncertainty over the impact of its future reduction, which could lead to a risk of higher borrowing costs in wholesale markets, higher interest rates for retail borrowers, generally weaker than expected growth, or even contracting GDP, reduced business and consumer confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation and falling property prices in the markets in which the Group operates, and consequently to an increase in delinquency rates and default rates among its customers. Rapid increases in inflation and reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity. Conversely similar risks may result from the low level of underlying inflation in developed economies which, in Europe particularly, could deteriorate into sustained deflation if policy measures prove ineffective and economic growth weakens. The adverse impact on the credit quality of the Group’s customers and counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets and higher levels of expected credit loss allowances, which could have an adverse effect on its operations, financial condition or prospects.
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
10.The Group may be required to record Credit Value Adjustments, Funding Value Adjustments and Debit Value Adjustments on its derivative portfolio, which could have a material adverse effect on its results of operations, financial condition or prospects
The Group continually seeks to limit and manage counterparty credit risk exposure to market counterparties. Credit Value Adjustment (“CVA”) and Funding Value Adjustment (“FVA”) reserves are held against uncollateralised derivative exposures and a risk management framework is in place to mitigate the impact on income of reserve value changes. CVA is an expected loss calculation that incorporates current market factors including counterparty credit spreads. FVA reserves are held to capitalise the cost of funding uncollateralised derivative exposures. The Group also calculates a Debit Value Adjustment to reflect own credit spread risk as part of the fair value of derivative liabilities.
Deterioration in the creditworthiness of financial counterparties, or large adverse financial market movements could impact the size of CVA and FVA reserves and result in a material charge to the Group’s profit and loss account which could have a material adverse effect on its results of operations, financial condition or prospects.
11.The Group is exposed to risks related to the uncertainty surrounding the integrity and continued existence of reference rates
Reference rates and indices, including interest rate benchmarks, such as the London Interbank Offered Rate (“LIBOR”), which are used to determine the amounts payable under financial instruments or the value of such financial instruments (“Benchmarks”), have, in recent years,

RISK FACTORS
been the subject of political and regulatory scrutiny as to how they are created and operated. This has resulted in regulatory reform and changes to existing Benchmarks, the progressive transition of existing and future activity to reference different rates and indices, with further changes anticipated.
These reforms and changes may cause a Benchmark to perform differently than it has done in the past or to be discontinued. At this time, it is not possible to predict the final impact (including conduct, operational and financial impacts) of any such reforms and changes, any establishment of alternative reference rates or any other reforms to these reference rates that may be enacted, including the potential or actual discontinuance of LIBOR publication, any transition away from LIBOR or ongoing reliance on LIBOR for some legacy products.
Uncertainty as to the nature of such potential changes, alternative reference rates (including, without limitation, SONIA, €STR, SARON and SOFR or term versions of those rates) or other reforms may adversely affect a broad array of financial products, including any LIBOR-based securities, loans and derivatives that are included in the Group’s financial assets and liabilities, that use these reference rates and may impact the availability and cost of hedging instruments and borrowings. During the transition to the new reference rates and/or when these reference rates are no longer available, the Group may incur additional expenses in effecting the transition from such reference rates, and may be subject to disputes, which could have an adverse effect on its results of operations. In addition, it can have important operational impacts through the Group’s systems and infrastructure as all systems will need to account for the changes in the reference rates. Any of these factors may have a material adverse effect on the Group’s results of operations, financial condition or prospects.
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
(i)general changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which the Group operates and which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;
(ii)external bodies applying or interpreting standards, laws, regulations or contracts differently to the Group;
(iii)an uncertain and rapidly evolving prudential regulatory environment;
(iv)changes in competitive and pricing environments, including markets investigations, or one or more of the Group’s regulators intervening to mandate the pricing of the Group’s products as a consumer protection measure;
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
(ix)developments in the international or national legal environment resulting in regulation, legislation and/or litigation targeting entities such as the Group for investing in, or lending to, organisations deemed to be responsible for, or contributing to, climate change; and
(x)regulatory changes which influence business strategy, particularly the rate of growth of the business, or which impose conditions on the sales and servicing of products which have the effect of making such products unprofitable or unattractive to sell.
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
(ii)the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of the Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions and significant time and attention;
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
Regulatory and legal actions pose a number of risks to the Group, including substantial monetary damages or fines, the amounts of which are difficult to predict and may exceed the amount of provisions set aside to cover such risks. See “Regulatory and Legal Risks - The financial impact of legal proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances." In addition, the Group may be subject, including as a result of regulatory actions, to other penalties and injunctive relief, civil or private litigation arising out of a regulatory investigation or otherwise, the potential for criminal prosecution in certain circumstances and regulatory restrictions on

RISK FACTORS
the Group’s business, all of which can have a negative effect on the Group’s reputation as well as taking a significant amount of management time and resources away from the implementation of its strategy.
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
3.Legal and regulatory risk relating to the UK’s exit from the EU could adversely impact the Group’s business, operations, financial condition and prospects
The EU-UK TCA provides a structure for the continuing EU and UK relationship. The TCA does not lay down any binding commitments on financial services.
In March 2021, the EU and the UK agreed a Memorandum of Understanding (the"MoU") on Financial Services Regulatory Cooperation to help preserve financial stability, market integrity and the protection of investors and consumers. However, the final MoU has not yet been formally approved and the extent, duration and conditionality of any financial services regulatory equivalence decisions remains unclear. It also remains uncertain if the UK and the EU financial regulatory regimes will diverge substantially in the future or not. This uncertainty may be exacerbated by the possible re-emergence of calls for a further Scottish independence referendum and/or the arrangements for the Northern Ireland protocol.
The Group and its subsidiaries in the UK have ceased to be subject to EU law; but EU law continues to apply to its EU subsidiaries. Any divergence between UK law and EU law will increase the burden of associated compliance costs on the Group. Since losing the ability to rely on the European passporting framework for financial services, the Group continues to service existing products in certain EU jurisdictions, where permitted. A change to any EU jurisdiction's acceptance of continued servicing could potentially result in the loss of customers and/or the requirement for the Group to apply for authorisation in EU jurisdictions where it is to continue business, with associated costs and operational considerations. Any new or amended legislation and regulation may have a significant impact on the Group’s operations, profitability and business model.
4.The Group and its subsidiaries are subject to resolution planning requirements
In July 2019, the Bank of England ( the "BoE") and the PRA published final rules for a resolvability assessment framework (the “Resolvability Assessment Framework”), and full implementation of the framework became effective from 1 January 2022. This requires the Group to carry out a detailed assessment of its preparations for resolution. The outcome of the detailed assessment as part of the Resolvability Assessment Framework may affect the way in which the Group manages its business or result in further direction from the BoE to remove impediments to the exercise of stabilisation powers and ultimately impact the profitability of the Group. Further, the publication of the outcome of such assessment may affect the way the Company and the Group is perceived by the market which, in turn, may affect the secondary market value of securities issued by the Group and members of the Group.
5.The Group and its subsidiaries are subject to regulatory actions which may be taken in the event of a bank or Group failure
Under the Banking Act 2009, as amended, (the “Banking Act”), substantial powers have been granted to HM Treasury, the Bank of England (the "BoE"), the Prudential Regulation Authority (the "PRA") and the Financial Conduct Authority (the "FCA" and together with the HM Treasury, the BoE and the PRA, the “Authorities”) as part of the special resolution regime (the “SRR”). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits (including members of the Group) and their parent entities (including the Company) if they are failing or are likely to fail to satisfy certain threshold conditions.
The SRR consists of five stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established and wholly owned by the Bank of England; (iii) transfer of all or part of the relevant entity or “bridge bank” to an asset management vehicle; (iv) bail-in of the relevant entity's equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. Certain ancillary powers include the power to modify contractual arrangements in certain circumstances.
Under the Banking Act, powers are granted to the Authorities which include, but are not limited to: (i) a “write-down and conversion power” relating to Tier 1 and Tier 2 capital instruments and (ii) a “bail-in” power relating to the equity and the majority of unsecured liabilities (including the capital instruments and senior unsecured debt securities issued by the Group). Such loss absorption powers give resolution authorities the ability to write-down or write-off all or a portion of the claims of certain securities of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving group entity, if any. Such resulting ordinary shares may be subject to severe dilution, transfer for no consideration, write-down or write-off. The Banking Act specifies the order in which the bail-in tool should be applied, reflecting the hierarchy of capital instruments under Regulation (EU) No 575/2013 (as amended) as it forms part of domestic law by virtue of the EUWA and related legislation, with certain amendments (the "Capital Requirements Regulation") and otherwise respecting the hierarchy of claims in an ordinary insolvency. Moreover, the Banking Act and secondary legislation made thereunder provides certain limited safeguards for creditors in specific circumstances. For example, a holder of debt securities issued by the Company should not suffer a worse outcome than it would in insolvency proceedings. However, this “no creditor worse off” safeguard may not apply in relation to an application of the write-down and conversion power in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation. The exercise of mandatory write-down and conversion power under the Banking Act or any suggestion of such exercise could, therefore, materially adversely affect the rights of the holders of equity and debt securities and the price or value of their investment and/or the ability of the Group to satisfy its obligations under such debt securities.
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

RISK FACTORS
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
Holders of the Group’s securities may have limited rights or no rights to challenge any decision of the relevant UK resolution authority to exercise the UK resolution powers or to have that decision reviewed by a judicial or administrative process or otherwise. Accordingly, trading behaviour in respect of such securities is not necessarily expected to follow the trading behaviour associated with other types of securities that are not subject to such resolution powers. Further, the introduction or amendment of such resolution powers, and/or any implication or anticipation that they may be used, may have a significant adverse effect on the market price of such securities, even if such powers are not used.
The minimum requirement for own funds and eligible liabilities (“MREL”) applies to UK financial institutions and covers own funds and debt instruments that are capable of being written-down or converted to equity in order to prevent a financial institution or its group from failing in a crisis. The Bank of England completed a review of its existing approach to setting MREL in December 2021 and has published a revised approach which became effective and binding on the Group from 1 January 2022. There has been no change to the basis for determining the Group's MREL.
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
A shortage of capital could arise from (i) a depletion of the Group’s capital resources through increased costs or liabilities and reduced asset values which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks; and/or (ii) an increase in the amount of capital that is needed to be held; and/or (iii) changes in the manner in which the Group is required to calculate its capital and/or the risk-weightings applied to its assets. This might be driven by a change to the actual level of risk faced by the Group or to changes in the minimum capital required by legislation or by the regulatory authorities. For example, an aggregated risk weighted asset output floor has been proposed by the Basel Committee, which the European Commission proposed to implement from 1 January 2025 with some amendments for the specific features of the EU's banking sector. In the UK, the application of Basel 3.1, including the output floor, will be a matter for the UK legislature and the Group’s prudential regulators and there remains uncertainty until such rules translate into UK legislation.
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
The Group’s borrowing costs and access to capital markets, as well as its ability to lend or carry out certain aspects of its business, could also be affected by future prudential regulatory developments more generally, including: (i) evolving UK and global prudential and regulatory changes, for example the expected consultation on implementing Basel 3.1 in the UK and (ii) regulatory changes in other jurisdictions to which the Group has exposure.
Any of the risks mentioned above could have a material adverse effect on the Group’s capital resources and/or liquidity, results of operations, its ability to continue its business operations and its financial condition.
7.The financial impact of legal proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances
Where provisions have already been taken in published financial statements of the Group or results announcements for ongoing legal or regulatory matters, these have been recognised, in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”) (“IAS 37”), as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.

RISK FACTORS
The Group has made provisions for PPI costs over a number of years totalling £21,960 million. Good progress continues to be made towards ensuring operational completeness, ahead of an orderly programme close. At 31 December 2021, a provision of £22 million remained outstanding (excluding amounts related to MBNA), with total cash payments of £179 million during the year.
In addition to the above provision, the Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions, including a charge in the fourth quarter. PPI litigation remains inherently uncertain, with a number of key Court judgements due to be delivered in 2022.
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
In November 2015 and August 2016, the FCA consulted on the introduction of a two year industry deadline by which consumers would need to make their PPI complaints or lose their right to have them assessed, and proposed rules and guidance about how firms should handle PPI complaints fairly in light of the Plevin judgment discussed above. On 2 March 2017, the FCA confirmed an industry deadline of 29 August 2019. The FCA’s rules to address Plevin commenced on 29 August 2017. The industry deadline also applies to the handling of these complaints. The FCA’s rules, issued on 2 March 2017, could have a material adverse effect on the Group’s reputation, business, financial condition, results of operations and prospects. The courts are not bound by the FCA's complaints deadline or redress methodology. Customers therefore can and may wish to continue to bring litigation claims beyond the FCA's deadline for complaints.
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
BUSINESS AND OPERATIONAL RISKS
1.Operational risks, including the risk that the Group fails to design resilience into business operations, underlying infrastructure and controls, including weaknesses or failures in the Group’s processes, systems and security, and risks due to reliance on third party services and products could materially adversely affect the Group’s operations
Operational risks, through inadequate or failed internal processes, people and systems or from external events are present in the Group's businesses. The Group’s businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness or errors in these processes, systems or security could have an adverse effect on the Group’s results, reporting of such results, and on the ability to deliver appropriate customer outcomes during the affected period which may lead to an increase in complaints and damage to the reputation of the Group.

RISK FACTORS
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
Third parties such as suppliers and vendors upon which the Group relies for important products and services, including IT solutions, could also be sources of operational risk, specifically with regard to security breaches affecting such parties. The Group may be required to take steps to protect the integrity of its operational systems, thereby increasing its operational costs. Additionally, any problems caused by these third parties, including as a result of their not providing the Group their services for any reason, their performing their services poorly, or employee misconduct, could adversely affect the Group’s ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors or moving critical services from one provider to another could also entail significant delays and expense. The Group’s reliance on a specific third party IT service provider has increased as a result of the acquisition of Embark.
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
2.The Group is exposed to conduct risk
The Group is exposed to various forms of conduct risk in its operations. Conduct risk is the risk of customer detriment due to poor design, distribution and execution of products or services, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, or reputational damage or financial loss. Such risks are inherent in banking services. Forms of conduct risk include business and strategic planning, processes and systems that does not sufficiently consider customer needs which could lead to customers not receiving the best outcome to meet their needs, products and services that do not offer fair value (which could lead to financial detriment for customers) products being offered to customers that are not sustainable (which could lead to customers unfairly falling into arrears) ineffective management and monitoring of products and their distribution (which could result in customers receiving unfair outcomes), customer communications that are unclear, unfair, misleading or untimely (which could impact customer decision-making and result in customers receiving unfair outcomes), a culture that is not sufficiently customer-centric (potentially driving improper decision-making and unfair outcomes for customers), outsourcing of customer service and product delivery via third-parties that do not have the same level of control, oversight and customer-centric culture as the Group (which could result in potentially unfair or inconsistent customer outcomes), the possibility of alleged mis-selling of financial products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in the Group’s financial accounts), ineffective management of customer complaints or claims (which could result in customers receiving unfair outcomes), ineffective processes or procedures to support customers, including those in potentially vulnerable circumstances (which could result in customers receiving unfair outcomes or treatments which do not support their needs), and poor governance of colleagues’ incentives and rewards and approval of schemes which drive unfair customer outcomes. Ineffective management and oversight of legacy conduct issues can also result in customers who are undergoing remediation being unfairly treated and therefore further rectification being required, including at the direction of regulators. The Group is also exposed to the risk of engaging in, or failing to manage, conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest. Each of these risks can lead to regulatory censure, reputational damage, regulatory intervention/enforcement, the imposition of lengthy remedial redress programmes and financial penalties or other loss for the Group, all of which could have a material adverse effect on its results of operations, financial condition or prospects.
3.The Group’s business is subject to risks related to cybercrime
The Group holds personal data on its systems aligned to product and services delivered to customers. Protection is delivered in accordance with data protection legislation, including Regulation (EU) 2016/679 (the "GDPR"), the GDPR as it forms part of the domestic law of the UK by virtue of the EUWA, Data Protection Act 2018 and the Data Protection, Privacy and Electronic Communication (Amendments etc.) (EU Exit) Regulations 2019. In certain international locations, there are additional regulatory requirements that must be followed for business conducted in that jurisdiction. In the U.S., for example, the Company was required to formally attest that it complies with specific cyber security requirements put forth by the New York State Department of Financial Services in Part 500 of Title 23 of the Official Compilation of Codes, Rules and Regulations of the State of New York.
The Group’s IT infrastructure, and that of third parties on whom it relies, may be vulnerable to cyber-attacks, malware, denial of services, unauthorised access and other events that have a security impact. Such an event may impact the confidentiality or integrity of the Group’s or its clients’, employees’ or counterparties’ information or the availability of services to customers. As a result of such an event or a failure in the Group’s cyber security policies, the Group could experience a disruption in operations, material financial loss, loss of competitive position, regulatory actions, breach of client contracts, reputational harm or legal liability, which, in turn, could have a material adverse effect on its results of operations, financial condition or prospects. The Group may be required to spend additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and it may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that it maintains. The Group is committed to continued participation in industry-wide activity relating to cyber risk. This includes working with relevant regulatory and government departments to evaluate the approach the Group is taking to mitigate this risk and sharing relevant information across the financial services sector.
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

RISK FACTORS
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
In 2020, the Group announced an ambitious goal to work with customers, government and the market to help reduce the emissions the Group finances by more than 50 per cent by 2030 on the path to net zero greenhouse gas emissions by 2050 or sooner, supporting both the UK Government's ambition and the 2015 Paris Agreement. Achieving this goal will require, among other things: customers and clients to transition to a low carbon economy; governments to introduce new policies, incentives and to invest in infrastructure; new market developments; and technological advancements. If these changes, most of which are out of the Group’s control, do not occur, the Group may have difficulty achieving its targets. Furthermore, in order to reach its targets, the Group will need to further develop sustainable finance products and may be required to alter its business model. In April 2021, the Group joined, as a founding member, the Net Zero Banking Alliance, committing to aligning its lending portfolios with net-zero emissions by 2050.
In 2021, Scottish Widows announced a net zero target for its investments, targeting halving the carbon footprint of Scottish Widows’ investments by 2030 on the path to next zero by 2050. Achieving this will require pro-active investment in climate solutions, selective divestments and using the Group's influence through stewardship to drive the transition to a low-carbon future, following the Institutional Investors Group on Climate Change Net Zero Investment Framework, all of which are long term initiatives, subject to uncertainty and not wholly within the Group's control. Additionally in 2021, the Group announced three new operational pledges which accelerate the Group's plan to tackle climate change and apply across the Group's operations: the Group aims to achieve net zero carbon operations by 2030; the Group aims to reduce its total energy consumption by 50 per cent by 2030; and the Group aims to maintain travel carbon emissions below 50 per cent of pre-COVID levels.
If the Group does not adequately embed the risks associated with climate change identified above into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, this could have an adverse impact on the Group’s results of operations, financial condition and prospects. Furthermore, inadequate climate risk disclosure could result in the loss of the Group's investor base as it will not be perceived to be a green investment. Implications of inadequately managing or disclosing climate-related risk or evidencing progress in line with expectations, could also result in potential reputational damage, customer attrition or loss of investor confidence. In particular, failure to deliver or sufficiently implement the Group’s net zero strategy and external commitments, relating to the emissions the Group finances and the Group's operations, could result in reputational risks such as increased stakeholder concern or negative feedback, and increased scrutiny around the Group's activities relating to high emissions sectors and products.
5.The Group’s businesses are conducted in competitive environments, with increased competition scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures and scrutiny
The markets for UK financial services, and the other markets within which the Group operates, remain competitive, and management expects the competition to continue to intensify. This expectation is due to a range of factors including: competitor behaviour, new entrants to the market (including a number of new retail banks as well as non-traditional financial services providers), changes in customer needs, technological developments such as the growth of digital banking, new business models such as buy now pay later and the impact of regulatory actions. The Group’s financial performance and its ability to maintain existing or capture additional market share depends significantly upon the competitive environment and management’s response thereto.
In its recent final report as part of the Strategic Review of Retail Banking, the FCA recognised that the greater competition in retail banking is driving greater choice and lower prices for consumers and small businesses, despite the financial impact of the pandemic. This has particularly been seen in the mortgage and consumer credit markets where competition has intensified leading to lower yields.
Additionally, the internet and mobile technologies are changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking over the last several years. The Group faces competition from established providers of financial service as well as from banking business developed by non-financial companies, including technology companies with strong brand recognition.
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
The Competition and Markets Authority (the “CMA”) launched a full market investigation into competition in the SME banking and personal current account (“PCA”) markets between 2014 and 2016 followed by the Retail Banking Market Investigation Order 2017 in February 2017. This led to a number of changes which have impacted the competitive environment, including the introduction of open banking, the publication of service quality information and improvements to current accounts switching. The FCA has also undertaken market reviews in each of the major retail product markets and introduced remedies to help customers compare and switch products. For example, the FCA’s over draft pricing remedies which came into force in April 2020, required all firms to price their overdraft products using a simple comparable interest rate. In addition to this, the implementation of ring-fencing regulations in 2019 has had direct and indirect impacts on UK mortgage providers and the mortgage market. For some firms (who have historically utilised their retail deposits to fund activities outside of traditional retail banking) , ring-fencing has impacted their ability to fund such non-retail banking resulting in additional access deposits which may have been directed to the mortgage market- increasing competition and driving down prices.
HM Treasury is reviewing the regulatory Framework post the UK exit from the European Union, as part of the Future Regulatory Framework Review. As part of this work, HMT are proposing that the FCA and the PRA have a secondary objective focused on international competitiveness of financial services firms and the industry.

RISK FACTORS
As a result of any restructuring or evolution in the market there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of the Group’s existing competitors in that market. Any of these factors or a combination thereof could have an impact on the profitability of the Group.
6.The Group could fail to attract or retain senior management or other key employees
The Group’s success depends on its ability to attract, retain and develop high calibre talent. If the Group was to unexpectedly lose a key member of the management, its business and results of operations could be materially adversely affected.
Attracting additional and retaining existing skilled personnel is fundamental to the continued growth of the Group’s business. Personnel costs, including salaries, continue to increase as the general level of prices and the standard of living increases in the countries in which the Group does business and as industry-wide demand for suitably qualified personnel increases. No assurance can be given that the Group will successfully attract new personnel or retain existing personnel required to continue to expand its business and to successfully execute and implement its business strategy. In addition, while the UK Government has provided clear guidance on residency permission for EU workers in the UK, post the UK's exit from the EU, the numbers of EU workers coming to the UK has decreased due to the COVID-19 pandemic and UK's exit from the EU, which may make it more challenging for the Group to recruit and retain colleagues with the relevant skills and experience.
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
The successful completion of these programmes and the Group’s other strategic initiatives requires complex judgements, including forecasts of economic conditions in various parts of the world, and can be subject to significant risks. For example, the Group’s ability to execute its strategic initiatives successfully may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in its management or operational capacity and capability or significant and unexpected regulatory change in countries in which it operates.
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
9.The Group could be exposed to industrial action and increased labour costs resulting from a lack of agreement with trade unions
Within the Group, there are currently two recognised unions for the purposes of collective bargaining. Combined, these collective bargaining arrangements apply to around 97 per cent of the Group’s total workforce.
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
11.The Company may not have sufficient liquidity to meet its obligations, including its payment obligations with respect to its external debt securities
The Company is a non-operating holding company.
The Company's payment obligations largely relate to its externally issued debt securities. Any market risk, arising as the result of mismatches between the Company's liabilities and assets is managed through collateralised derivative hedges, which may also give rise to payment obligations.
The principal sources of the Company’s income are, and are expected to continue to be, distributions from operating subsidiaries which also hold the principal assets of the Group, and income from investments in securities issued from its operating subsidiaries. As a separate legal entity, the Company relies on such income in order to be able to meet its obligations, and to create distributable reserves for payment of dividends to ordinary shareholders.

RISK FACTORS
The ability of the Company’s subsidiaries (including subsidiaries incorporated outside the UK) to pay dividends and the Company’s ability to receive income from its investments in other entities will also be subject not only to their financial performance but also to applicable local laws and other restrictions. These restrictions could include, among others, any regulatory requirements, leverage requirements, any statutory reserve requirements and any applicable tax laws. There may also be restrictions as a result of current or forthcoming ring-fencing requirements, including those relating to the payment of dividends and the maintenance of sufficient regulatory capital on a sub-consolidated basis at the level of the ring-fenced bank sub-group. These laws and restrictions could limit the payment of dividends and distributions to the Company by its subsidiaries and any other entities in which it holds an investment from time to time, which could restrict the Company’s ability to meet its obligations and/or to pay dividends to ordinary shareholders.
There is potential for liquidity risk at the Company, whereby in a stress scenario it is unable to meet its payment obligations, even if the Group as a whole and its operating subsidiaries are solvent, if income or distributions from operating subsidiaries are restricted or collateral is required to be posted on the Company's derivative hedges due to market movements.
12.The Company may not pay a dividend on its ordinary shares in any given financial/calendar year
The determination of the Board of Directors of the Company (the “Board”) in any given year of whether the Company can or should pay a dividend on its ordinary shares, or the amount of such dividend, is subject to a number of factors.
In addition, specific measures, have been, and may continue to be taken by regulators to restrict distributions for example in times of economic uncertainty.
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
13.Volatility in the price of the Company’s ordinary shares may affect the value of any investment in the Company
The market price of the Company’s ordinary shares could be volatile and subject to significant fluctuations due to various factors, some of which may be unrelated to the Group’s operating performance or prospects. These include economic or political disruption in the main jurisdictions in which the Group operates, any regulatory changes affecting the Group’s operations, developments in the industry or its competitors, the operating and share price performance of other companies in the industries and markets in which the Group operates, the potential placing of large volumes of the Company’s ordinary shares in the market or buyback of significant volume of the Company's ordinary shares from the market, or speculation about the Group’s business in the press, media or investment communities. Furthermore, the Group’s results of operations and prospects from time to time may vary from the expectations of rating agencies, market analysts or investors. Any of these events could result in volatility in the market prices of the Company’s ordinary shares. In general, prospective investors should be aware that the value of an investment in the Company’s ordinary shares may go down as well as up.

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; risks concerning borrower and counterparty credit quality; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of our securities; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; potential changes in dividend policy; the ability to achieve strategic objectives; insurance risks; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; tightening of monetary policy in jurisdictions in which the Group operates; instability in the global financial markets, including within the Eurozone, and as a result of ongoing uncertainty following the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; assessment related to resolution planning requirements; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; projected employee numbers and key person risk; increased labour costs; assumptions and estimates that form the basis of our financial statements; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

LLOYDS BANKING GROUP STRUCTURE
The following subsidiaries are disclosed as principal subsidiaries in note 55 to the consolidated financial statements; the list below includes all significant subsidiaries, and certain other subsidiaries as noted below, of the Company at 31 December 2021.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Lloyds Banking Group plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Lloyds Banking Group plc and subsidiaries (the "Group") at 31 December 2021, the related consolidated income statement, consolidated statement of comprehensive income, statement of changes in equity, and cash flow statement, for the year ended 31 December 2021, and the related notes included in Item 8 and the tables marked as “Audited” within the Operating and financial review and prospects section on pages 26 to 111 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2021, and the results of its operations and its cash flows for the year ended 31 December 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting at 31 December 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 28 February 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Expected Credit Losses
Impairment of loans and advances
Refer to notes 2, 3, 13, 18 and 51 in the financial statements
Critical Audit Matter Description
The Group has recognised £4.0bn of expected credit losses (“ECL”) at 31 December 2021. The determination of ECL consists of a number of assumptions that require a high degree of complex and subjective auditor judgement, specialised skills and knowledge and a high degree of estimation uncertainty. The key areas we identified as having the most significant level of management judgement were in respect of:
•Multiple Economic Scenarios;
•Collectively Assessed ECL; and
•Model Adjustments.
Multiple Economic Scenarios
The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes.
The Group’s economics team develops the future economic scenarios. Firstly, a base case forecast is produced based on a set of conditioning assumptions, which are designed to reflect the Group’s best view of future events. A full distribution of economic scenarios around this base case is produced using a Monte Carlo simulation and scenarios within that distribution are ranked using estimated relationships with industry-wide historical loss data.
Four scenarios are derived from the distribution and weighted into an upside, a downside and a severe downside, respectively. These four scenarios are then used as key assumptions in the determination of the ECL allowance.
The principal consideration for our determination that performing procedures relating to the multiple economic scenarios is a critical audit matter was the high degree of management judgement which required specialised auditor knowledge and a high degree of audit effort in areas such as evaluating the forward-looking information used by management, and the weighting applied.
Collectively Assessed ECL
The ECL is determined on a collective basis using impairment models to calculate a probability weighted estimate by applying an appropriate probability of default, estimated exposure at default and taking account of collateral held or other loss mitigants, discounted using the effective interest rate. Complex models and significant judgements are used to develop the probability of default, loss given default and exposure at default as well as applying the staging criteria under IFRS 9.
For individually assessed exposures, the significant judgements used in determining ECL includes the completeness and appropriateness of the expected recovery strategies identified; the probability assigned to each identified expected recovery strategy; and the valuation assumptions used in determining the expected recovery strategies.
Complex and subjective auditor judgement including specialised knowledge is required in evaluating the methodology, models and inputs that are inherently uncertain.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Model Adjustments
Adjustments are made to models to address known model limitations and data limitations, and emerging or non-modelled risks. Further the global pandemic has increased the uncertainty of future events used to develop the base case and, to address the limitations in the conditioning assumptions used in the multiple economic scenarios model, the Group have recognised an adjustment to their multiple economic scenarios model to account for the significant downside uncertainty.
Complex and subjective auditor judgement including specialised knowledge is required in evaluating the methodology, models and inputs of the adjustments, including the adjustment to the multiple economic scenarios, that are inherently uncertain.
How the Critical Audit Matter Was Addressed in the Audit
Multiple Economic Scenarios
We performed the following procedures:
•Tested the controls over the generation of the multiple economic scenarios including those over the Group’s governance processes to determine the base case and outer scenarios;
•Working with our internal economic specialists, challenged and evaluated economic forecasts in the base scenario such as the unemployment rate, House Price Index and Gross Domestic Product through comparison to an independent economic outlook, external analysts and market data;
•Working with our internal modeling specialists:
–We challenged and evaluated the appropriateness of the methodology applied to generate outer economic scenarios, including associated weightings, and assumptions;
–Tested whether the methodology has been appropriately reflected in the model code by producing an independent version of the model generating outer economic scenarios and reconciling its outputs to the Group’s model;
•Tested the completeness and accuracy of the data used by the model;
•Performed a stand back assessment of the appropriateness of the weightings applied to each of the scenarios based on publicly available data; and
•Evaluated the adequacy of disclosures in respect of significant judgements and sources of estimation uncertainty.
Collectively Assessed ECL
We have tested the relevant controls to determine the ECL provision referred to above including the model governance, model validation and monitoring, model assumptions, allocation of assets into stages and data accuracy and completeness.
Working with our internal modelling specialists and valuation specialists, where appropriate, we performed the following procedures:
•Evaluated the appropriateness of modelling approach and assumptions used;
•Independently replicated the models for the most material portfolios and compared outputs of our instances of the models to the Group’s;
•Evaluated whether the models operate consistent with their specification through inspecting and re-performing the model code designed by the Group;
•Assessed model performance by evaluating variations between observed data and model predictions;
•Developed an understanding of assessed model limitations and remedial actions; and
•Tested the completeness and accuracy of the data used in model execution and calibration.
Model Adjustments
In respect of the adjustment to models including the multiple economic scenarios model, we performed the following procedures in conjunction with our specialists:
•Tested the controls over the adjustments to the models;
•Evaluated the methodology, approach and assumptions in developing the adjustments, and evaluated the Group’s selection of approach;
•Tested the completeness and accuracy of the data used;
•Performed a recalculation of the adjustments;
•Evaluated the completeness of adjustments based on our understanding of model and data limitations, including those highlighted by the COVID-19 pandemic; and
•Evaluated the adequacy of the disclosures of the adjustment, including the sensitivity analysis.

Insurance actuarial assumptions
Value of in-force business, Liabilities arising from insurance contracts and participating investment contracts
Refer to notes 2, 3, 10, 23, 30 and 31 in the financial statements
Critical Audit Matter Description
The valuation of the Group’s liabilities arising from insurance contracts and participating investment contracts (“insurance contract liabilities”) and value of in-force asset (“VIF”) involves complex and subjective judgements about future events, both internal and external to the business, which are inherently uncertain.
The Group’s insurance contract liabilities and value of in-force asset were £123.4bn and £5.5bn respectively. As such, small changes in these assumptions can, individually and in combination, result in a material impact to the valuation of these balances and therefore, a material impact to the Group’s profit for the period.
In particular, the following key judgements and estimations are significant to the valuation of the Group’s insurance contract liabilities and VIF:
•Base mortality rates and mortality improvements used for annuities, reflecting the expectation of how long an annuity policyholder will live and how that might change over time;
•Maintenance expense assumptions and associated provisions, reflecting the expected cost of maintaining policies until maturity;
•Persistency assumptions and provisions, reflecting the expected retention of policies over time for Workplace Pensions business;

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
•Credit default assumptions, used in the Valuation Interest Rate for annuities; and
•Illiquidity Premium, used in the calculation of the risk-discount rate for the VIF on annuities.
How the Critical Audit Matter Was Addressed in the Audit
We tested controls over the Group’s processes over the insurance actuarial assumptions including each key assumption; data underlying each key assumption; and modelling methodologies used.
We utilised our actuarial specialists to support our testing of the following key assumptions as set out below.
•Base mortality rates and mortality improvements used for annuities.
–Tested the data used in the assumption setting process;
–Evaluated base mortality assumptions and tested underlying experience investigations, including independent replication of a sample of experience studies;
–Evaluated the approach to setting long term rates of mortality improvement through benchmarking against peers, taking into account specific features of the Group’s annuity policyholders (including any adjustments for socio-economic groups); and
–Assessed expert judgements made, including choice of model parameterisation and judgements made regarding experience over the COVID-19 pandemic.
•Maintenance expenses and persistency assumptions and provisions.
–Tested the data used in the assumption setting process, re-performing key calculations; and
–Assessed the expert judgements used in setting these assumptions and provisions, including the recent and expected future impact of COVID-19 on Workplace Pensions lapse rates, as well as the treatment of expenses associated with the Group’s cost allocation process and future administration system migrations.
•Credit default adjustment and Illiquidity Premium.
–Assessed the appropriateness of the methodology used to set these assumptions;
–Tested the implementation of this methodology, through the development of our own replication tool; and
–Tested the data and assumptions used in the calculations of the assumptions.

Valuation of certain complex and illiquid financial instruments held at fair value
Financial assets at fair value through profit or loss
Refer to notes 2, 3, 16 and 48 in the financial statements
Critical Audit Matter Description
Financial instruments are classified as level 1, 2 or 3 in accordance with IFRS 13 ‘Fair value measurement’.
The fair value of complex and illiquid financial instruments involves significant judgement. The extent of judgement applied by the Group in valuing the Group’s financial investments varies with the nature of assets held, the markets in which they are traded, and the valuation methodology applied.
The Group holds several portfolios of level 3 illiquid investments, the largest of which is held within the Insurance & Wealth division, which comprises £8.9bn at 31 December 2021 of loans in the commercial real estate, social housing, infrastructure, and education sectors. The valuation of these loans uses complex valuation models as they are without readily determinable market values and were valued using significant unobservable inputs, such as loan to bond premium and calibration spread that involved considerable judgement by management.
We also consider these judgements to be at risk of management bias, giving rise to a potential risk of fraud.
How the Critical Audit Matter Was Addressed in the Audit
We tested the controls over the valuation of financial instruments, including controls over assumptions used in the valuation of these financial assets, and model review controls.
We utilised our valuation specialists in our audit of the valuation of the level 3 portfolio loans and we performed the following procedures:
•Challenged the appropriateness of loan valuation methodologies;
•Calculated a range of comparable values for a sample of modelled illiquid financial instruments using an independent valuation model and considered reasonable alternative key assumptions based on comparable securities and compared results;
•Challenged the appropriateness of the internal credit ratings methodology and tested the appropriateness for a sample of credit files;
•Evaluated the consistency and appropriateness of inputs and assumptions over time, challenging both significant movements and non-movements where we expected change; and
•Assessed the adequacy of disclosures and sensitivity analysis.

Regulatory and litigation matters
Other provisions
Refer to notes 2, 3 and 36 in the financial statements
Critical Audit Matter Description
The Group operates in an environment where it is subject to regulatory investigations, litigation and customer remediation. The Group is currently exposed to a number of regulatory and litigation matters. The Group’s provision for these matters is £1.2bn at 31 December 2021, the most significant of which is the HBOS Reading matter.
Significant judgement is required by the Group in determining whether, under IAS 37 Provisions, Contingent Liabilities and Contingent Assets:
•a reliable estimate can be made of the amount of the obligation, particularly where the information available is limited as is the case with HBOS Reading; and
•any contingent liabilities and underlying significant estimation uncertainties are adequately disclosed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures:
•Tested the Group’s controls over the completeness of provisions, the robustness of the assessment of the provision against the requirements of IAS 37, the appropriateness of judgements used to determine a ‘best estimate’ and the completeness and accuracy of data used in the process;
•Evaluated the assessment of the provisions, associated probabilities, and potential outcomes in accordance with IAS 37;
•Verified and evaluated whether the methodology, data and significant judgements and assumptions used in the valuation of the provisions are appropriate in the context of the applicable financial reporting framework;
•In respect of HBOS Reading, we inspected information available for the limited number of awards made by the Foskett panel and tested the methodology applied to determine the provision;
•Inspected correspondence and, where appropriate, made direct enquiry with the Group’s regulators and internal and external legal counsel;
•Where no provision was made, we critically assessed and challenged the conclusion in the context of the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and
•Evaluated whether the disclosures made in the financial statements appropriately reflect the facts and key sources of estimation uncertainty.

Defined benefit obligations
Retirement benefit obligations
Refer to notes 2, 3 and 34 in the financial statements
Critical Audit Matter Description
The Group operates a number of defined benefit retirement schemes, the obligations for which totalled £47.1bn at 31 December 2021. Their valuation is determined with reference to key actuarial assumptions including mortality assumptions, discount rates and inflation rates. Due to the size of these schemes, small changes in these assumptions can have a material impact on the value of the defined benefit obligation and therefore, the assessment of these assumptions are a key judgement.
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures:
•Tested the Group’s controls over the valuation the defined benefit obligations, including controls over the assumptions setting process; and
•Challenged the key actuarial assumptions used by comparing these against ranges and expectations determined by our internal actuarial experts, which are calculated with reference to the central assumptions adopted by the actuarial firms for whom we have reviewed and accepted their methodologies.

/s/ Deloitte LLP

London, United Kingdom
28 February 2022

The first accounting period we audited was 31 December 2021. In 2020, we commenced our audit planning procedures.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Lloyds Banking Group plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Lloyds Banking Group plc and subsidiaries (the "Group") at 31 December 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting at 31 December 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements at and for the year ended 31 December 2021, of the Group and our report dated 28 February 2022, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

London, United Kingdom
28 February 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the board of directors and shareholders of Lloyds Banking Group plc,
Opinion on the Financial Statements
We have audited the consolidated balance sheet of Lloyds Banking Group plc and its subsidiaries (the “Company”) as of 31 December 2020, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for each of the two years in the period ended 31 December 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2020, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2020 in conformity with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
London, United Kingdom
26 February 2021

We served as the Company's auditor from 1995 to 2021.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December

		2021	2020	2019
	Note	£ million	£ million	£ million
Interest income		13,258	14,306	16,861
Interest expense		(3,892)	(3,557)	(6,681)
Net interest income	5	9,366	10,749	10,180
Fee and commission income		2,608	2,308	2,756
Fee and commission expense		(1,185)	(1,148)	(1,350)
Net fee and commission income	6	1,423	1,160	1,406
Net trading income	7	17,200	7,220	18,288
Insurance premium income	8	8,283	8,615	9,574
Other operating income	9	1,172	1,423	2,908
Other income		28,078	18,418	32,176
Total income		37,444	29,167	42,356
Insurance claims	10	(21,120)	(14,041)	(23,997)
Total income, net of insurance claims		16,324	15,126	18,359
Operating expenses	11	(10,800)	(9,745)	(12,670)
Impairment credit (charge)	13	1,378	(4,155)	(1,296)
Profit before tax		6,902	1,226	4,393
Tax (expense) credit	14	(1,017)	161	(1,387)
Profit for the year		5,885	1,387	3,006

Profit attributable to ordinary shareholders		5,355	865	2,459
Profit attributable to other equity holders		429	453	466
Profit attributable to equity holders		5,784	1,318	2,925
Profit attributable to non-controlling interests		101	69	81
Profit for the year		5,885	1,387	3,006

Basic earnings per share	15	7.5	p	1.2	p	3.5	p
Diluted earnings per share	15	7.5	p	1.2	p	3.4	p
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December

	2021	2020	2019
	£ million	£ million	£ million
Profit for the year	5,885	1,387	3,006
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	1,720	138	(1,433)
Tax	(658)	(25)	316
	1,062	113	(1,117)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	61	(50)	—
Tax	(4)	(16)	12
	57	(66)	12
Gains and losses attributable to own credit risk:
Losses before tax	(86)	(75)	(419)
Tax	34	20	113
	(52)	(55)	(306)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	133	46	(30)
Income statement transfers in respect of disposals	2	(149)	(196)
Income statement transfers in respect of impairment	(2)	5	(1)
Tax	(25)	74	71
	108	(24)	(156)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(2,279)	730	1,209
Net income statement transfers	(621)	(496)	(608)
Tax	814	(109)	(148)
	(2,086)	125	453
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(39)	4	(12)
Transfers to income statement (tax: £nil)	—	13	—
	(39)	17	(12)
Total other comprehensive income for the year, net of tax	(950)	110	(1,126)
Total comprehensive income for the year	4,935	1,497	1,880

Total comprehensive income attributable to ordinary shareholders	4,405	975	1,333
Total comprehensive income attributable to other equity holders	429	453	466
Total comprehensive income attributable to equity holders	4,834	1,428	1,799
Total comprehensive income attributable to non-controlling interests	101	69	81
Total comprehensive income for the year	4,935	1,497	1,880
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET
at 31 December

		2021	2020
	Note	£ million	£ million
Assets
Cash and balances at central banks		76,420	73,257
Items in the course of collection from banks		147	299
Financial assets at fair value through profit or loss[1]	16	206,771	191,169
Derivative financial instruments	17	22,051	29,613
Loans and advances to banks[1]		7,001	8,060
Loans and advances to customers[1]		448,567	440,200
Reverse repurchase agreements[1]		54,753	61,329
Debt securities		6,835	5,405
Financial assets at amortised cost	18	517,156	514,994
Financial assets at fair value through other comprehensive income	20	28,137	27,603
Investments in joint ventures and associates	21	352	296
Goodwill	22	2,320	2,320
Value of in-force business	23	5,514	5,617
Other intangible assets	24	4,196	4,140
Current tax recoverable		363	660
Deferred tax assets	35	3,118	2,741
Retirement benefit assets	34	4,531	1,714
Other assets[1]	25	15,449	16,846
Total assets		886,525	871,269
Liabilities
Deposits from banks[1]		7,647	12,698
Customer deposits[1]		476,344	450,651
Repurchase agreements at amortised cost[1]		31,125	28,184
Items in course of transmission to banks		316	306
Financial liabilities at fair value through profit or loss	27	23,123	22,646
Derivative financial instruments	17	18,060	27,313
Notes in circulation		1,321	1,305
Debt securities in issue	28	71,552	87,397
Liabilities arising from insurance contracts and participating investment contracts	30	123,423	116,060
Liabilities arising from non-participating investment contracts	32	45,040	38,452
Other liabilities	33	19,947	20,347
Retirement benefit obligations	34	230	245
Current tax liabilities		6	31
Deferred tax liabilities	35	39	45
Other provisions	36	2,092	1,915
Subordinated liabilities	37	13,108	14,261
Total liabilities		833,373	821,856
Equity
Share capital	38	7,102	7,084
Share premium account	39	18,479	17,863
Other reserves	40	11,189	13,747
Retained profits	41	10,241	4,584
Ordinary shareholders’ equity		47,011	43,278
Other equity instruments	42	5,906	5,906
Total equity excluding non-controlling interests		52,917	49,184
Non-controlling interests		235	229
Total equity		53,152	49,413
Total equity and liabilities		886,525	871,269
1See note 1 regarding changes to presentation.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 January 2021	24,947	13,747	4,584	43,278	5,906	229	49,413
Comprehensive income
Profit for the year	—	—	5,355	5,355	429	101	5,885
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	1,062	1,062	—	—	1,062
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	108	—	108	—	—	108
Equity shares	—	57	—	57	—	—	57
Gains and losses attributable to own credit risk, net of tax	—	—	(52)	(52)	—	—	(52)
Movements in cash flow hedging reserve, net of tax	—	(2,086)	—	(2,086)	—	—	(2,086)
Movements in foreign currency translation reserve, net of tax	—	(39)	—	(39)	—	—	(39)
Total other comprehensive income	—	(1,960)	1,010	(950)	—	—	(950)
Total comprehensive income[1]	—	(1,960)	6,365	4,405	429	101	4,935
Transactions with owners
Dividends (note 43)	—	—	(877)	(877)	—	(93)	(970)
Distributions on other equity instruments	—	—	—	—	(429)	—	(429)
Issue of ordinary shares	37	—	—	37	—	—	37
Redemption of preference shares	597	(597)	—	—	—	—	—
Movement in treasury shares	—	—	(13)	(13)	—	—	(13)
Value of employee services:
Share option schemes	—	—	51	51	—	—	51
Other employee award schemes	—	—	131	131	—	—	131
Changes in non-controlling interests	—	—	(1)	(1)	—	(2)	(3)
Total transactions with owners	634	(597)	(709)	(672)	(429)	(95)	(1,196)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(1)	1	—	—	—	—
At 31 December 2021	25,581	11,189	10,241	47,011	5,906	235	53,152
1Total comprehensive income attributable to owners of the parent was £4,834 million (2020: £1,428 million; 2019: £1,799 million).
Further details of movements in the Group’s share capital, reserves and other equity instruments are provided in notes 38, 39, 40, 41 and 42.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 January 2020	24,756	13,695	3,246	41,697	5,906	203	47,806
Comprehensive income
Profit for the year	—	—	865	865	453	69	1,387
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	113	113	—	—	113
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(24)	—	(24)	—	—	(24)
Equity shares	—	(66)	—	(66)	—	—	(66)
Gains and losses attributable to own credit risk, net of tax	—	—	(55)	(55)	—	—	(55)
Movements in cash flow hedging reserve, net of tax	—	125	—	125	—	—	125
Movements in foreign currency translation reserve, net of tax	—	17	—	17	—	—	17
Total other comprehensive income	—	52	58	110	—	—	110
Total comprehensive income	—	52	923	975	453	69	1,497
Transactions with owners
Dividends (note 43)	—	—	—	—	—	(41)	(41)
Distributions on other equity instruments	—	—	—	—	(453)	—	(453)
Issue of ordinary shares	191	—	—	191	—	—	191
Movement in treasury shares	—	—	293	293	—	—	293
Value of employee services:
Share option schemes	—	—	48	48	—	—	48
Other employee award schemes	—	—	74	74	—	—	74
Changes in non-controlling interests	—	—	—	—	—	(2)	(2)
Total transactions with owners	191	—	415	606	(453)	(43)	110
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	—	—	—	—	—	—
At 31 December 2020	24,947	13,747	4,584	43,278	5,906	229	49,413
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December

	Attributable to ordinary shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 January 2019	24,835	13,210	5,389	43,434	6,491	274	50,199
Comprehensive income
Profit for the year	—	—	2,459	2,459	466	81	3,006
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(1,117)	(1,117)	—	—	(1,117)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(156)	—	(156)	—	—	(156)
Equity shares	—	12	—	12	—	—	12
Gains and losses attributable to own credit risk, net of tax	—	—	(306)	(306)	—	—	(306)
Movements in cash flow hedging reserve, net of tax	—	453	—	453	—	—	453
Movements in foreign currency translation reserve, net of tax	—	(12)	—	(12)	—	—	(12)
Total other comprehensive income	—	297	(1,423)	(1,126)	—	—	(1,126)
Total comprehensive income	—	297	1,036	1,333	466	81	1,880
Transactions with owners
Dividends (note 43)	—	—	(2,312)	(2,312)	—	(138)	(2,450)
Distributions on other equity instruments	—	—	—	—	(466)	—	(466)
Issue of ordinary shares	107	—	—	107	—	—	107
Share buyback	(189)	189	(1,095)	(1,095)	—	—	(1,095)
Redemption of preference shares	3	(3)	—	—	—	—	—
Issue of other equity instruments	—	—	(3)	(3)	896	—	893
Redemptions of other equity instruments (note 42)	—	—	—	—	(1,481)	—	(1,481)
Movement in treasury shares	—	—	(3)	(3)	—	—	(3)
Value of employee services:
Share option schemes	—	—	71	71	—	—	71
Other employee award schemes	—	—	165	165	—	—	165
Changes in non-controlling interests	—	—	—	—	—	(14)	(14)
Total transactions with owners	(79)	186	(3,177)	(3,070)	(1,051)	(152)	(4,273)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	2	(2)	—	—	—	—
At 31 December 2019	24,756	13,695	3,246	41,697	5,906	203	47,806
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December

		2021	2020	2019
	Note	£ million	£ million	£ million
Profit before tax		6,902	1,226	4,393
Adjustments for:
Change in operating assets	52(A)	(10,502)	(18,650)	(11,049)
Change in operating liabilities	52(B)	4,954	35,737	3,642
Non-cash and other items	52(C)	6,063	9,594	15,573
Tax paid (net)		(796)	(736)	(1,278)
Net cash provided by operating activities		6,621	27,171	11,281
Cash flows from investing activities
Purchase of financial assets		(8,984)	(8,589)	(9,730)
Proceeds from sale and maturity of financial assets		8,287	6,347	9,631
Purchase of fixed assets		(3,228)	(2,901)	(3,442)
Proceeds from sale of fixed assets		1,437	1,146	1,432
Acquisition of businesses, net of cash acquired	52(D)	(57)	(3)	(21)
Net cash used in investing activities		(2,545)	(4,000)	(2,130)
Cash flows from financing activities
Dividends paid to ordinary shareholders	43	(877)	—	(2,312)
Distributions on other equity instruments		(429)	(453)	(466)
Dividends paid to non-controlling interests		(93)	(41)	(138)
Interest paid on subordinated liabilities		(1,303)	(1,095)	(1,178)
Proceeds from issue of subordinated liabilities		499	—	—
Proceeds from issue of other equity instruments		—	—	893
Proceeds from issue of ordinary shares		25	144	36
Share buyback		—	—	(1,095)
Repayment of subordinated liabilities		(1,056)	(3,874)	(818)
Redemption of other equity instruments		—	—	(1,481)
Net cash used in financing activities		(3,234)	(5,319)	(6,559)
Effects of exchange rate changes on cash and cash equivalents		70	(196)	(5)
Change in cash and cash equivalents		912	17,656	2,587
Cash and cash equivalents at beginning of year		75,467	57,811	55,224
Cash and cash equivalents at end of year	52(E)	76,379	75,467	57,811
The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December

NOTE 1: BASIS OF PREPARATION
The consolidated financial statements of Lloyds Banking Group plc and its subsidiary undertakings (the Group) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, financial assets measured at fair value through other comprehensive income, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the Directors have considered the implications of the short-term impacts of the COVID-19 pandemic and climate change upon the Group’s performance and projected funding and capital position. The Directors have also taken into account the impact of further stress scenarios.
Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2021 and which have not been applied in preparing these financial statements are given in note 54.
In 2019 the Group adopted IFRS 16 and amendments to IAS 12 and early-adopted the hedge accounting amendments Interest Rate Benchmark Reform issued by the IASB. In 2021, the Group has adopted the Interest Rate Benchmark Reform Phase 2 amendments issued by the IASB. These amendments require that changes to expected future cash flows that both arise as a direct result of IBOR Reform and are economically equivalent to the previous cash flows are accounted for as a change to the effective interest rate with no adjustment to the asset’s or liability’s carrying value; no immediate gain or loss is recognised. The new requirements also provide relief from the requirements to discontinue hedge accounting as a result of amending hedge documentation if the changes are required solely as a result of IBOR Reform. The amendments do not have a material impact on the Group’s comparatives, which have not been restated.
The following changes have been made to the presentation of the Group’s assets and liabilities on the face of the balance sheet:
–Assets arising from reinsurance contracts held are included within financial assets at fair value through profit or loss (note 16) and other assets (note 25)
–Property, plant and equipment is included in other assets (note 25)
–Reverse repurchase agreements with banks and customers are shown separately from loans and advances to banks and loans and advances to customers respectively; and repurchase agreements with banks and customers are shown separately from deposits from banks and customer deposits respectively
There has been no change in the basis of accounting for any of the underlying transactions. Comparatives have been presented on a consistent basis for all of the above.
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
The Group consolidates collective investment vehicles if its beneficial ownership interests give it substantive rights to remove the external fund manager over the investment activities of the fund. Where a subsidiary of the Group is the fund manager of a collective investment vehicle, the Group considers a number of factors in determining whether it acts as principal, and therefore controls the collective investment vehicle, including: an assessment of the scope of the Group’s decision-making authority over the investment vehicle; the rights held by other parties including substantive removal rights without cause over the Group acting as fund manager; the remuneration to which the Group is entitled in its capacity as decision-maker; and the Group’s exposure to variable returns from the beneficial interest it holds in the investment vehicle. Consolidation may be appropriate in circumstances where the Group has less than a majority beneficial interest. Where a collective investment vehicle is consolidated the interests of parties other than the Group are reported in other liabilities and the movement in these interests in interest expense.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
The acquisition method of accounting is used to account for business combinations by the Group. The consideration for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred except those relating to the issuance of debt instruments (see (E)(4) below) or share capital (see (P) below). Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.
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
(C)Other intangible assets
Intangible assets which have been determined to have a finite useful life are amortised on a straight-line basis over their estimated useful life as follows: up to 7 years for capitalised software; 10 to 15 years for brands and other intangible assets.
Intangible assets with finite useful lives are reviewed at each reporting date to assess whether there is any indication that they are impaired. If any such indication exists the recoverable amount of the asset is determined and in the event that the asset’s carrying amount is greater than its recoverable amount, it is written down immediately. Certain brands have been determined to have an indefinite useful life and are not amortised. Such intangible assets are assessed annually to determine whether the asset is impaired and to reconfirm that an indefinite useful life remains appropriate. In the event that an indefinite life is inappropriate, a finite life is determined and a further impairment review is performed on the asset.
(D)Revenue recognition
(1)Net interest income
Interest income and expense are recognised in the income statement using the effective interest method for all interest-bearing financial instruments, except for those classified at fair value through profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortised cost of the financial liability, including early redemption fees, other fees, and premiums and discounts that are an integral part of the overall return. In the case of financial assets that are purchased or originated credit-impaired, the effective interest rate is the rate that discounts the estimated future cash flows to the amortised cost of the instrument. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account. Interest income from non-credit impaired financial assets is recognised by applying the effective interest rate to the gross carrying amount of the asset; for credit impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. Impairment policies are set out in (H) below.
(2)Fee and commission income and expense
Fees and commissions receivable which are not an integral part of the effective interest rate are recognised as income as the Group fulfils its performance obligations. The Group’s principal performance obligations arising from contracts with customers are in respect of value added current accounts, credit cards and debit cards. These fees are received, and the Group provides the service, monthly; the fees are recognised in income on this basis. The Group also receives certain fees in respect of its asset finance business where the performance obligations are typically fulfilled towards the end of the customer contract; these fees are recognised in income on this basis. Where it is unlikely that the loan commitments will be drawn, loan commitment fees are recognised in fee and commission income over the life of the facility, rather than as an adjustment to the effective interest rate for loans expected to be drawn. Incremental costs incurred to generate fee and commission income are charged to fees and commissions expense as they are incurred.
(3)Other
Dividend income is recognised when the right to receive payment is established.
Revenue recognition policies specific to trading income are set out in (E)(3) below, life insurance and general insurance business are detailed below (see (M) below); those relating to leases are set out in (J)(1) below.
(E)Financial assets and liabilities
On initial recognition, financial assets are classified as measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Group’s business model for managing the financial assets and whether the cash flows represent solely payments of principal and interest. The Group assesses its business models at a portfolio level based on its objectives for the relevant portfolio, how the performance of the portfolio is managed and reported, and the frequency of asset sales. Financial assets with embedded derivatives are considered in their entirety when considering their cash flow characteristics. The Group reclassifies financial assets only when its business model for managing those assets changes. A reclassification will only take place when the change is significant to the Group’s operations and will occur

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
at a portfolio level and not for individual instruments; reclassifications are expected to be rare. Equity investments are measured at fair value through profit or loss unless the Group elects at initial recognition to account for the instruments at fair value through other comprehensive income. For these instruments, principally strategic investments, dividends are recognised in profit or loss but fair value gains and losses are not subsequently reclassified to profit or loss following derecognition of the investment.
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
Where changes are made to the contractual cash flows of a financial asset or financial liability that are economically equivalent and arise as a direct consequence of interest rate benchmark reform, the Group updates the effective interest rate and does not recognise an immediate gain or loss.
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
The fair values of assets and liabilities traded in active markets are based on current bid and offer prices, respectively, which include the expected effects of potential changes to laws and regulations, risks associated with climate change and other factors. If the market is not active the Group establishes a fair value by using valuation techniques. The fair values of derivative financial instruments are adjusted where appropriate to reflect credit risk (via credit valuation adjustments (CVAs), debit valuation adjustments (DVAs) and funding valuation adjustments (FVAs)), market liquidity and other risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
(4)Borrowings
Borrowings (which include deposits from banks, customer deposits, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds net of transaction costs incurred. These instruments are subsequently stated at amortised cost using the effective interest method.
Preference shares and other instruments which carry a mandatory coupon or are redeemable on a specific date are classified as financial liabilities. The coupon on these instruments is recognised in the income statement as interest expense. Securities which carry a discretionary coupon and have no fixed maturity or redemption date are classified as other equity instruments. Interest payments on these securities are recognised as distributions from equity in the period in which they are paid. An exchange of financial liabilities on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the new financial liability is recognised in profit or loss together with any related costs or fees incurred.
When a financial liability is exchanged for an equity instrument, the new equity instrument is recognised at fair value and any difference between the carrying value of the liability and the fair value of the new equity is recognised in profit or loss.
(5)Sale and repurchase agreements (including securities lending and borrowing)
Securities sold subject to repurchase agreements (repos) continue to be recognised on the balance sheet where substantially all of the risks and rewards are retained. Funds received for repos carried at fair value are included within trading liabilities. Conversely, securities purchased under agreements to resell (reverse repos), where the Group does not acquire substantially all of the risks and rewards of ownership, are measured at amortised cost or at fair value. Those measured at fair value are recognised within trading securities. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.
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
(F)Hedge accounting
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
Where the contractual terms of a financial asset, financial liability or derivative are amended, on an economically equivalent basis, as a direct consequence of interest rate benchmark reform, the uncertainty arising from the reform is no longer present. In these circumstances, the Group amends the hedge documentation to reflect the changes required by the reform; these changes to the documentation do not in and of themselves result in the discontinuation of hedge accounting or require the designation of a new hedge relationship.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
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
(H)Impairment of financial assets
The impairment charge in the income statement reflects the change in expected credit losses, including those arising from fraud. Expected credit losses are recognised for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income, and certain loan commitments and financial guarantee contracts. Expected credit losses are calculated as an unbiased and probability-weighted estimate using an appropriate probability of default, adjusted to take into account a range of possible future economic scenarios, and applying this to the estimated exposure of the Group at the point of default after taking into account the value of any collateral held, repayments, or other mitigants of loss and including the impact of discounting using the effective interest rate.
At initial recognition, allowance (or provision in the case of some loan commitments and financial guarantees) is made for expected credit losses resulting from default events that are possible within the next 12 months (12-month expected credit losses). In the event of a significant increase in credit risk since origination, allowance (or provision) is made for expected credit losses resulting from all possible default events over the expected life of the financial instrument (lifetime expected credit losses). Financial assets where 12-month expected credit losses are recognised are considered to be Stage 1; financial assets which are considered to have experienced a significant increase in credit risk since initial recognition are in Stage 2; and financial assets which have defaulted or are otherwise considered to be credit-impaired are allocated to Stage 3. Some Stage 3 assets, mainly in Commercial Banking, are subject to individual rather than collective assessment. Such cases are subject to a risk-based impairment sanctioning process, and these are reviewed and updated at least quarterly, or more frequently if there is a significant change in the credit profile. The collective assessment of impairment aggregates financial instruments with similar risk characteristics, such as whether the facility is revolving in nature or secured and the type of security against financial assets.
An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument. In determining whether there has been a significant increase in credit risk, the Group uses quantitative tests based on relative and absolute probability of default (PD) movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historical delinquency, credit weakness or financial difficulty. The use of internal credit ratings and qualitative indicators ensures alignment between the assessment of staging and the Group’s management of credit risk which utilises these internal metrics within distinct retail and commercial portfolio risk management practices. However, unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due. The use of a payment holiday in and of itself has not been judged to indicate a significant increase in credit risk, with the underlying long-term credit risk deemed to be driven by economic conditions and captured through the use of forward-looking models. These portfolio-level models are capturing the anticipated volume of increased defaults and therefore an appropriate assessment of staging and expected credit loss. Where the credit risk subsequently improves such that it no longer represents a significant increase in credit risk since initial recognition, the asset is transferred back to Stage 1.
Assets are transferred to Stage 3 when they have defaulted or are otherwise considered to be credit-impaired. Default is considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to affect significantly the ability to repay the amount due. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due. The Group uses this 90 day backstop for all its products except for UK mortgages. For UK mortgages, the Group uses a backstop of 180 days past due as mortgage exposures more than 90 days past due, but less than 180 days, typically show high cure rates and this aligns with the Group’s risk management practices. Key differences between Stage 3 balances and non-performing loans relate to the use of 180 days past due for Stage 3 mortgages and to the cure periods applied to forbearance exposures. The use of payment holidays is not considered to be an automatic trigger of regulatory default and therefore does not automatically trigger Stage 3. Days past due will also not accumulate on any accounts that have taken a payment holiday including those already past due.
In certain circumstances, the Group will renegotiate the original terms of a customer’s loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower. In the latter circumstances, the loan will remain classified as either Stage 2 or Stage 3 until the credit risk has improved such that it no longer represents a significant increase since origination (for a return to Stage 1), or the loan is no longer credit-impaired (for a return to Stage 2). On renegotiation the gross carrying amount of the loan is recalculated as the present value of the renegotiated or modified contractual cash flows, which are discounted at the original effective interest rate. Renegotiation may also lead to the loan and associated allowance being derecognised and a new loan being recognised initially at fair value.
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
A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement. For both secured and unsecured retail balances, the write-off takes place only once an extensive set of collections processes has been completed, or the status of the account reaches a point where policy dictates that continuing attempts to recover are no longer appropriate. For commercial lending, a write-off occurs if the loan facility with the customer is restructured, the asset is under administration and the only monies that can be received are the amounts estimated by the administrator, the underlying assets are disposed and a decision is made that no further settlement monies will be received, or external evidence (for example, third-party valuations) is available that there has been an irreversible decline in expected cash flows.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
The assets’ residual values and useful lives are reviewed, taking into account considerations such as potential changes to legislation, including those that are climate-related, as well as other factors, and adjusted if appropriate, at each balance sheet date.
Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverable amount of assets the Group considers the effects of potential or actual changes in legislation, customer behaviour, climate-related risks and other factors. In the event that an asset’s carrying amount is determined to be greater than its recoverable amount it is written down immediately. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.
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
(1)As lessor
Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all the risks and rewards of ownership to the lessee but not necessarily legal title. All other leases are classified as operating leases. When assets are subject to finance leases, the present value of the lease payments, together with any unguaranteed residual value, is recognised as a receivable, net of allowances for expected credit losses and residual value impairment, within loans and advances to banks and customers. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance lease income. Finance lease income is recognised in interest income over the term of the lease using the net investment method (before tax) so as to give a constant rate of return on the net investment in the leases. Unguaranteed residual values are reviewed regularly to identify any impairment.
Operating lease assets are included within other assets at cost and depreciated over their estimated useful lives, which equates to the lives of the leases, after taking into account anticipated residual values. Operating lease rental income is recognised on a straight-line basis over the life of the lease.
The Group evaluates non-lease arrangements such as outsourcing and similar contracts to determine if they contain a lease which is then accounted for separately.
(2)As lessee
Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate appropriate for the right-of-use asset arising from the lease and the liability recognised within other liabilities.
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
(K)Employee benefits
Short-term employee benefits, such as salaries, paid absences, performance-based cash awards and social security costs, are recognised over the period in which the employees provide the related services.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
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
Products sold by the life insurance business are classified into three categories:
–Insurance contracts – these contracts transfer significant insurance risk and may also transfer financial risk. The Group defines significant insurance risk as the possibility of having to pay benefits on the occurrence of an insured event which are significantly more than the benefits payable if the insured event were not to occur. These contracts may or may not include discretionary participation features
–Investment contracts containing a discretionary participation feature (participating investment contracts) – these contracts do not transfer significant insurance risk, but contain a contractual right which gives the holder the right to receive, in addition to the guaranteed benefits, further additional discretionary benefits or bonuses that are likely to be a significant proportion of the total contractual benefits and the amount and timing of which is at the discretion of the Group, within the constraints of the terms and conditions of the instrument and based upon the performance of specified assets
–Non-participating investment contracts – these contracts do not transfer significant insurance risk or contain a discretionary participation feature
For certain investment contracts, the contract can be partly invested in units which contain a discretionary participation feature (DPF) and partly in units without. Where switching levels for similar contracts are deemed to be significant, new investment contracts which contain an option to switch into investment contracts with DPF have been classified as participating investment contracts. Where the switching levels are not deemed

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
to be significant, a new contract is split, with units containing a DPF being allocated as a participating investment contract and the units without a DPF as a non-participating investment contract.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2: ACCOUNTING POLICIES continued
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
(3)Liability adequacy test
At each balance sheet date liability adequacy tests are performed to ensure the adequacy of insurance and participating investment contract liabilities net of related deferred cost assets and value of in-force business. In performing these tests, current best estimates of discounted future contractual cash flows and claims handling and policy administration expenses, as well as investment income from the assets backing such liabilities, are used. Any deficiency is immediately charged to the income statement, initially by writing off the relevant assets and subsequently by establishing a provision for losses arising from liability adequacy tests.
(4)Reinsurance
The presentation of contracts entered into by the Group with reinsurers under which the Group is compensated for amounts payable on one or more other contracts issued by the Group is dependent on whether the contract with the reinsurer transfers significant insurance risk to the reinsurer. Where the reinsurance contract transfers significant insurance risk, it is classified as an insurance contract and the asset recognised within other assets. Where the reinsurance contract does not transfer significant insurance risk to the reinsurer, the assets arising from contracts held with reinsurers are presented within financial assets at fair value through profit or loss.
Contracts with reinsurers that transfer significant insurance risk
Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured contracts and in accordance with the terms of each reinsurance contract and are regularly reviewed for impairment. Premiums payable for reinsurance contracts are recognised as an expense when due within insurance premium income. Changes in the reinsurance recoverable assets are recognised in the income statement through insurance claims.
Contracts with reinsurers that do not transfer significant insurance risk
Contracts that do not transfer significant insurance risk to the reinsurer are recognised within financial assets at fair value through profit or loss as they are within a portfolio of financial assets that is managed, and whose performance is evaluated, on a fair value basis. These contracts, while legally reinsurance contracts, do not meet the definition of a reinsurance contract under IFRS. Investment returns (including movements in fair value and investment income) allocated to these contracts are recognised in insurance claims.
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
The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on the acquisition of a foreign entity, are translated into sterling at foreign exchange rates ruling at the balance sheet date; and the income and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions, in which case income and expenses are translated at the dates of the transactions.
Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income and accumulated in a separate component of equity together with exchange differences arising from the translation of borrowings and other currency instruments designated as hedges of such investments (see (F)(3) above). On disposal or liquidation of a foreign operation, the cumulative amount of exchange differences relating to that foreign operation is reclassified from equity and included in determining the profit or loss arising on disposal or liquidation.
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
(Q)Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with an original maturity of less than three months.
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
The preparation of the Group’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short to medium term.
The significant judgements, apart from those involving estimation, made by management in applying the Group’s accounting policies in these financial statements (key judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key estimates), which together are considered critical to the Group’s results and financial position, are as follows:
Allowance for expected credit losses

Key judgements:	Determining an appropriate definition of default against which a probability of default, exposure at default and loss given default parameter can be evaluated
The appropriate lifetime of an exposure to credit risk for the assessment of lifetime losses, notably on revolving products
Establishing the criteria for a significant increase in credit risk (SICR)
The use of management judgement alongside impairment modelling processes to adjust inputs, parameters and outputs to reflect risks not captured by models
Key estimates:
Base case and multiple economic scenarios (MES) assumptions, including the rate of unemployment and the rate of change of house prices, required for creation of MES scenarios and forward-looking credit parameters

These judgements and estimates are subject to significant uncertainty.
The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 31 December 2021, the Group’s expected credit loss allowance was £4,042 million (2020: £6,247 million), of which £3,842 million (2020: £5,788 million) was in respect of drawn balances.
The calculation of the Group’s expected credit loss allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below.
Definition of default
The probability of default (PD) of an exposure, both over a 12-month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The definition of default adopted by the Group is described in note 2(H) Impairment of financial assets. The Group has rebutted the presumption in IFRS 9 that default occurs no later than when a payment is 90 days past due for UK mortgages. As a result, at 31 December 2021, £0.5 billion of UK mortgages (2020: £0.6 billion) were classified as Stage 2 rather than Stage 3; the impact on the Group’s ECL allowance was not material.
Lifetime of an exposure
A range of approaches, segmented by product type, has been adopted by the Group to estimate a product’s expected life. These include using the full contractual life and taking into account behavioural factors such as early repayments, extensions and refinancing. For non-revolving retail assets, the Group has assumed the expected life for each product to be the time taken for all significant losses to be observed. For retail revolving products, the Group has considered the losses beyond the contractual term over which the Group is exposed to credit risk. For commercial overdraft facilities, the average behavioural life has been used. Changes to the assumed expected lives of the Group’s assets could impact the ECL allowance recognised by the Group. The assessment of SICR and corresponding lifetime loss, and the PD, of a financial asset designated as Stage 2, or Stage 3, is dependent on its expected life.
Significant increase in credit risk
Performing assets are classified as either Stage 1 or Stage 2. An ECL allowance equivalent to 12 months' expected losses is established against assets in Stage 1; assets classified as Stage 2 carry an ECL allowance equivalent to lifetime expected losses. Assets are transferred from Stage 1 to Stage 2 when there has been a significant increase in credit risk since initial recognition. Credit-impaired assets are transferred to Stage 3 with a lifetime expected losses allowance. The Group uses both quantitative and qualitative indicators to determine whether there has been a SICR for an asset. For Retail, the following tables set out the retail master scale (RMS) grade triggers which result in a SICR for financial assets and the PD boundaries for each RMS grade. Loans and overdrafts SICR triggers have been refined in 2021 following a review of sensitivity to changes in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY continued
economic assumptions, aligning to Credit cards (refined in 2020). The impact of this has been approximately £0.3 billion of additional assets being classified as Stage 2 at 31 December 2021, with a corresponding increase in the ECL of £15 million resulting from the transfer to a lifetime expected loss.

SICR triggers for key Retail portfolios
Origination grade	1	2	3	4	5	6	7
Mortgages SICR grade	5	5	6	7	8	9	10
Credit cards, loans and overdrafts SICR grade	4	5	6	7	8	9	10

RMS grade	1	2	3	4	5	6	7	8	9	10	11	12	13	14
PD boundary %[1]	0.10	0.40	0.80	1.20	2.50	4.50	7.50	10.00	14.00	20.00	30.00	45.00	99.99	100.00
1Probability-weighted annualised lifetime probability of default.
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
All financial assets are assumed to have suffered a SICR if they are more than 30 days past due; credit cards, loans and overdrafts financial assets are also assumed to have suffered a SICR if they are in arrears on three or more separate occasions in a rolling 12-month period. Financial assets are classified as credit-impaired if they are 90 days past due, except for UK mortgages where a 180 days backstop is used.
A Stage 3 asset that is no longer credit-impaired is transferred back to Stage 2 as no cure period is applied to Stage 3. If an exposure that is classified as Stage 2 no longer meets the SICR criteria, which in some cases capture customer behaviour in previous periods, it is moved back to Stage 1.
The setting of precise trigger points combined with risk indicators requires judgement. The use of different trigger points may have a material impact upon the size of the ECL allowance. The Group monitors the effectiveness of SICR criteria on an ongoing basis.
Generation of multiple economic scenarios
The estimate of expected credit losses is required to be based on an unbiased expectation of future economic scenarios. The approach used to generate the range of future economic scenarios depends on the methodology and judgements adopted. The Group’s approach is to start from a defined base case scenario, used for planning purposes, and to generate alternative economic scenarios around this base case. The base case scenario is a conditional forecast underpinned by a number of conditioning assumptions that reflect the Group’s best view of key future developments. If circumstances appear likely to materially deviate from the conditioning assumptions, then the base case scenario is updated.
The base case scenario is central to a range of future economic scenarios generated by simulation of an economic model, for which the same conditioning assumptions apply as in the base case scenario. These scenarios are ranked by using estimated relationships with industry-wide historical loss data. With the base case already pre-defined, three other scenarios are identified as averages of constituent scenarios located around the 15th, 75th and 95th percentiles of the distribution. The full distribution is therefore summarised by a practical number of scenarios to run through ECL models representing an upside, the base case, and a downside scenario weighted at 30 per cent each, together with a severe downside scenario weighted at 10 per cent. The scenario weights represent the distribution of economic scenarios and not subjective views on likelihood. The inclusion of a severe downside scenario with a smaller weighting ensures that the non-linearity of losses in the tail of the distribution is adequately captured. The Group does not apply any reversion techniques within scenario generation, noting that data after the five-year forecast period shown has a relatively immaterial effect on the ECL provision.
A forum under the chairmanship of the Chief Economist meets at least quarterly to review and, if appropriate, recommend changes to the method by which economic scenarios are generated, for approval by the Chief Financial Officer and Chief Risk Officer. While no material changes were made to the model in 2021, the forum identified the need to consider an alternative approach to address interest rate risks not captured within the downside scenarios. The forum recommended that a non-modelled severe downside scenario was evaluated for potential incremental losses. This resulted in a management adjustment for UK mortgages which exhibited a sufficient uplift in ECL in a high rate scenario.
Base case and MES economic assumptions
The Group’s base case economic scenario has been revised in light of the continuing impact of the coronavirus pandemic, intensifying global inflation pressures, and a shift towards a more restrictive stance of monetary policy by central banks. The Group’s updated base case scenario built in three key conditioning assumptions. First, the current wave of coronavirus infections does not lead to a re-imposition of lockdown restrictions in the UK, although greater household caution is expected amid increased hospitalisation rates. Second, the rise in wholesale energy prices is passed on to consumers through a 50 per cent increase in retail energy prices in April 2022. Third, inflation expectations rise in response to increasing headline inflation but subsequently revert to levels consistent with the Bank of England’s 2 per cent inflation target.
Based on these assumptions and incorporating the improved economic data in the fourth quarter, the Group’s base case outlook is for a modest rise in the unemployment rate alongside a deceleration in residential and commercial property price growth, as the UK Bank Rate is raised in response to increasing inflationary pressures. Risks around this base case economic view lie in both directions and are partly captured by the generation of alternative economic scenarios described above. Uncertainties relating to key epidemiological developments, notably the possibility that a vaccine-resistant strain could emerge, are not specifically captured by these scenarios. These specific risks are recognised outside of the modelled scenarios with a central adjustment.
The Group has accommodated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the fourth quarter of 2021, for which actuals may have since emerged prior to publication.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY continued
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product is presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period.
The key UK economic assumptions made by the Group averaged over a five-year period are also shown below. The five-year period reflects movements within the current reporting year such that 31 December 2021 reflects the five years 2021 to 2025. The prior year comparative data has been re-presented to align to the equivalent period, 2020 to 2024. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date, and recognises that credit models utilise both level and annual change in calculating ECL. The use of calendar years also maintains a comparability between tables disclosed.

	2021	2022	2023	2024	2025	2021-2025 average
At 31 December 2021%		%	%	%	%	%
Upside
Gross domestic product	7.1	4.0	1.4	1.3	1.4	3.0
UK Bank Rate	0.14	1.44	1.74	1.82	2.03	1.43
Unemployment rate	4.4	3.3	3.4	3.5	3.7	3.7
House price growth	10.1	2.6	4.9	4.7	3.6	5.1
Commercial real estate price growth	12.4	5.8	0.7	1.0	(0.6)	3.7
Base case
Gross domestic product	7.1	3.7	1.5	1.3	1.3	2.9
UK Bank Rate	0.14	0.81	1.00	1.06	1.25	0.85
Unemployment rate	4.5	4.3	4.4	4.4	4.5	4.4
House price growth	9.8	0.0	0.0	0.5	0.7	2.1
Commercial real estate price growth	10.2	(2.2)	(1.9)	0.1	0.6	1.2
Downside
Gross domestic product	7.1	3.4	1.3	1.1	1.2	2.8
UK Bank Rate	0.14	0.45	0.52	0.55	0.69	0.47
Unemployment rate	4.7	5.6	5.9	5.8	5.7	5.6
House price growth	9.2	(4.9)	(7.8)	(6.6)	(4.7)	(3.1)
Commercial real estate price growth	8.6	(10.1)	(7.0)	(3.4)	(0.3)	(2.6)
Severe downside
Gross domestic product	6.8	0.9	0.4	1.0	1.4	2.1
UK Bank Rate	0.14	0.04	0.06	0.08	0.09	0.08
Unemployment rate	4.9	7.7	8.5	8.1	7.6	7.3
House price growth	9.1	(7.3)	(13.9)	(12.5)	(8.4)	(6.9)
Commercial real estate price growth	5.8	(19.6)	(12.1)	(5.3)	(0.5)	(6.8)
Probability-weighted
Gross domestic product	7.0	3.4	1.3	1.2	1.3	2.8
UK Bank Rate	0.14	0.82	0.99	1.04	1.20	0.83
Unemployment rate	4.6	4.7	5.0	5.0	4.9	4.8
House price growth	9.6	(1.4)	(2.3)	(1.7)	(1.0)	0.6
Commercial real estate price growth	9.9	(3.9)	(3.7)	(1.2)	(0.1)	0.1

Base case scenario by quarter[1]	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022
At 31 December 2021%		%	%	%	%	%	%	%
Gross domestic product	(1.3)	5.4	1.1	0.4	0.1	1.5	0.5	0.3
UK Bank Rate	0.10	0.10	0.10	0.25	0.50	0.75	1.00	1.00
Unemployment rate	4.9	4.7	4.3	4.3	4.4	4.3	4.3	4.3
House price growth	6.5	8.7	7.4	9.8	8.4	6.1	3.2	(0.0)
Commercial real estate price growth	(2.9)	3.4	7.5	10.2	8.4	5.2	0.9	(2.2)
1Gross domestic product presented quarter-on-quarter, house price growth and commercial real estate growth presented year-on-year – i.e. from the equivalent quarter the previous year. UK Bank Rate and unemployment rate are presented as at end of quarter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY continued

	2020	2021	2022	2023	2024	2020-2024 average
At 31 December 2020%		%	%	%	%	%
Upside
Gross domestic product	(10.5)	3.7	5.7	1.7	1.5	0.3
UK Bank Rate	0.10	1.14	1.27	1.20	1.21	0.98
Unemployment rate	4.3	5.4	5.4	5.0	4.5	5.0
House price growth	6.3	(1.4)	5.2	6.0	5.0	4.2
Commercial real estate price growth	(4.6)	9.3	3.9	2.1	0.3	2.1
Base case
Gross domestic product	(10.5)	3.0	6.0	1.7	1.4	0.1
UK Bank Rate	0.10	0.10	0.10	0.21	0.25	0.15
Unemployment rate	4.5	6.8	6.8	6.1	5.5	5.9
House price growth	5.9	(3.8)	0.5	1.5	1.5	1.1
Commercial real estate price growth	(7.0)	(1.7)	1.6	1.1	0.6	(1.1)
Downside
Gross domestic product	(10.6)	1.7	5.1	1.4	1.4	(0.4)
UK Bank Rate	0.10	0.06	0.02	0.02	0.03	0.05
Unemployment rate	4.6	7.9	8.4	7.8	7.0	7.1
House price growth	5.6	(8.4)	(6.5)	(4.7)	(3.0)	(3.5)
Commercial real estate price growth	(8.7)	(10.6)	(3.2)	(0.8)	(0.8)	(4.9)
Severe downside
Gross domestic product	(10.8)	0.3	4.8	1.3	1.2	(0.8)
UK Bank Rate	0.10	0.00	0.00	0.01	0.01	0.02
Unemployment rate	4.8	9.9	10.7	9.8	8.7	8.8
House price growth	5.3	(11.1)	(12.5)	(10.7)	(7.6)	(7.5)
Commercial real estate price growth	(11.0)	(21.4)	(9.8)	(3.9)	(0.8)	(9.7)
Probability-weighted
Gross domestic product	(10.6)	2.6	5.5	1.6	1.4	(0.1)
UK Bank Rate	0.10	0.39	0.42	0.43	0.45	0.36
Unemployment rate	4.5	7.0	7.3	6.7	6.0	6.3
House price growth	5.9	(5.2)	(1.5)	(0.2)	0.3	(0.2)
Commercial real estate price growth	(7.2)	(3.0)	(0.3)	0.3	(0.1)	(2.1)

Base case scenario by quarter[1]	First quarter 2020	Second quarter 2020	Third quarter 2020	Fourth quarter 2020	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021
At 31 December 2020%		%	%	%	%	%	%	%
Gross domestic product	(3.0)	(18.8)	16.0	(1.9)	(3.8)	5.6	3.6	1.5
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	4.0	4.1	4.8	5.0	5.2	6.5	8.0	7.5
House price growth	2.8	2.6	7.2	5.9	5.5	4.7	(1.6)	(3.8)
Commercial real estate price growth	(5.0)	(7.8)	(7.8)	(7.0)	(6.1)	(2.9)	(2.2)	(1.7)
1Gross domestic product presented quarter-on-quarter, house price growth and commercial real estate growth presented year-on-year – i.e. from the equivalent quarter the previous year. UK Bank Rate and unemployment rate are presented as at end of quarter.
Economic assumptions – start to peak1

	At 31 December 2021				At 31 December 2020
	Upside	Base case	Downside	Severe downside	Upside	Base case	Downside	Severe downside
	%	%	%	%	%	%	%	%
Gross domestic product	12.6	12.3	11.4	7.6	1.4	0.8	(1.7)	(3.0)
UK Bank Rate	2.04	1.25	0.71	0.25	1.44	0.25	0.10	0.10
Unemployment rate	4.9	4.9	6.0	8.5	6.5	8.0	9.3	11.5
House price growth	28.5	11.0	9.2	9.1	22.6	5.9	5.6	5.3
Commercial real estate price growth	20.9	10.2	8.6	6.9	11.0	(2.7)	(2.7)	(2.7)
1Reflects five year period from 2021 to 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY continued
Economic assumptions – start to trough1

	At 31 December 2021				At 31 December 2020
	Upside	Base case	Downside	Severe downside	Upside	Base case	Downside	Severe downside
	%	%	%	%	%	%	%	%
Gross domestic product	(1.3)	(1.3)	(1.3)	(1.3)	(21.2)	(21.2)	(21.2)	(21.2)
UK Bank Rate	0.10	0.10	0.10	0.02	0.10	0.10	0.01	0.00
Unemployment rate	3.2	4.3	4.3	4.3	4.0	4.0	4.0	4.0
House price growth	1.2	1.2	(14.8)	(30.2)	(0.5)	(0.5)	(16.4)	(32.4)
Commercial real estate price growth	0.8	0.8	(12.8)	(30.0)	(6.9)	(9.0)	(22.2)	(39.9)
1Reflects five year period from 2021 to 2025.
ECL sensitivity to economic assumptions
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is constant reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £223 million compared to £506 million at 31 December 2020, noting that if the impact of MES staging was also included, as shown in the table below, this would increase to £230 million compared to £545 million at 31 December 2020.

	At 31 December 2021					At 31 December 2020
	Probability- weighted	Upside	Base case	Downside	Severe downside	Probability- weighted	Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK mortgages	837	637	723	967	1,386	1,027	614	804	1,237	2,306
Retail excluding UK mortgages	1,429	1,286	1,392	1,516	1,706	2,368	2,181	2,310	2,487	2,745
Commercial Banking	1,333	1,196	1,261	1,403	1,753	2,402	1,910	2,177	2,681	3,718
Other	443	441	443	444	446	450	448	450	450	456
ECL allowance	4,042	3,560	3,819	4,330	5,291	6,247	5,153	5,741	6,855	9,225
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios, with staging of assets based on each specific scenario probability of default. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities. A probability-weighted scenario is not shown as this does not reflect the basis on which ECL is reported.

	At 31 December 2021				At 31 December 2020
	Upside	Base case	Downside	Severe downside	Upside	Base case	Downside	Severe downside
	£m	£m	£m	£m	£m	£m	£m	£m
UK mortgages	636	722	973	1,448	602	797	1,269	2,578
Retail excluding UK mortgages	1,270	1,388	1,535	1,767	2,154	2,299	2,509	2,819
Commercial Banking	1,192	1,259	1,414	2,006	1,892	2,157	2,738	4,155
Other	441	443	444	447	448	449	450	457
ECL allowance	3,539	3,812	4,366	5,668	5,096	5,702	6,966	10,009
The table below shows the percentage of assets that would be recorded in Stage 2 for the upside, base case, downside and severe downside scenarios, if stage allocation was based on each specific scenario.

	At 31 December 2021				At 31 December 2020
	Upside	Base case	Downside	Severe downside	Upside	Base case	Downside	Severe downside
	%	%	%	%	%	%	%	%
UK mortgages	6.6	6.8	7.9	10.1	6.9	8.9	11.8	16.7
Retail excluding UK mortgages	10.9	11.7	13.2	16.3	12.6	13.5	15.2	17.9
Commercial Banking	6.7	6.9	8.4	19.7	8.2	10.9	17.5	24.9
Other	0.1	0.1	0.1	0.1	—	—	—	—
Percentage of assets in Stage 2	6.5	6.6	7.7	11.6	7.0	8.7	11.8	16.4
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY continued
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime PDs.

	At 31 December 2021		At 31 December 2020
	1pp increase in unemployment	1pp decrease in unemployment	1pp increase in unemployment	1pp decrease in unemployment
	£m	£m	£m	£m
UK mortgages	23	(18)	25	(23)
Retail excluding UK mortgages	34	(34)	54	(54)
Commercial Banking	49	(42)	125	(112)
Other	1	(1)	1	(1)
ECL impact	107	(95)	205	(190)
The table below shows the impact on the Group’s ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario.

	At 31 December 2021		At 31 December 2020
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI
ECL impact, £m	(112)	162	(206)	284
Individual assessments
Stage 3 ECL in Commercial Banking is largely assessed on an individual basis using bespoke assessment of loss for each specific client. These assessments are carried out by the Business Support Unit based on detailed reviews and expected recovery strategies. While these assessments are based on the Group’s latest economic view, the use of Group-wide multiple economic scenarios and weightings is not considered appropriate for these cases due to their individual characteristics. In place of this, a range of case-specific outcomes are considered with any alternative better or worse outcomes that carry a 25 per cent likelihood taken into account in establishing a probability-weighted ECL. At 31 December 2021, individually assessed provisions for Commercial Banking were £905 million (2020: £1,222 million) which reflected a range of £741 million to £1,024 million (2020: £982 million to £1,548 million), based on the range of alternative outcomes considered.
Application of judgement in adjustments to modelled ECL
Impairment models fall within the Group’s model risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments.
Judgements are not typically assessed under each distinct economic scenario used to generate ECL, but instead are applied on the basis of final modelled ECL which reflects the probability-weighted view of all scenarios. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria identified.
The coronavirus pandemic and the various support measures that have been put in place have resulted in an economic environment which differs significantly from the historical economic conditions upon which the impairment models have been built. As a result there has been a greater need for management judgements to be applied alongside the use of models. At 31 December 2021 management judgement resulted in additional ECL allowances totalling £1,284 million (2020: £1,383 million). This comprises judgements added due to COVID-19 and other judgements not directly linked to COVID-19 but which have increased in size during the pandemic. The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY continued

	Modelled ECL	Individually assessed	Judgements due to COVID-19[1]	Other judgements	Total ECL
	£m	£m	£m	£m	£m
At 31 December 2021
UK mortgages	292	—	67	478	837
Credit cards	436	—	94	(9)	521
Other Retail	801	—	57	50	908
Commercial Banking	281	905	161	(14)	1,333
Other	43	—	400	—	443
Total	1,853	905	779	505	4,042
At 31 December 2020
UK mortgages	481	—	36	510	1,027
Credit cards	851	—	128	(56)	923
Other Retail	1,209	—	193	43	1,445
Commercial Banking	1,051	1,222	131	(2)	2,402
Other	50	—	400	—	450
Total	3,642	1,222	888	495	6,247
1Judgements introduced to address the impact that COVID-19 and resulting interventions have had on the Group’s economic outlook and observed loss experience, which have required additional model limitations to be addressed.
Judgements due to COVID-19
UK mortgages: £67 million (2020: £36 million)
These adjustments principally comprise:
Increase in time to repossession: £52 million (2020: £36 million)
This reflects an adjustment made to allow for an increase in the time assumed between default and repossession as a result of the Group temporarily suspending the repossession of properties to support customers during the pandemic.
Credit cards: £94 million (2020: £128 million) and Other Retail: £57 million (2020: £193 million)
These adjustments principally comprise:
Recognition of impact of support measures: Credit cards: £94 million (2020: £100 million) Other Retail: £40 million (2020: £118 million)
Government support and subdued levels of consumer spending are judged to have contributed to the reduced flow of accounts into default and to improved average credit scores across portfolios. Management believes that the resulting position does not fully reflect the underlying credit risk in the portfolios although there is no longer an expectation that the reduced level of defaults experienced in 2020 was temporary. Adjustments continue to be made to increase expected future rates of default and predicted exposures at default relative to modelled ECL.
Commercial Banking: £161 million (2020: £131 million)
These adjustments principally comprise:
Adjustment to economic variables used as inputs to models: £89 million (2020: £93 million)
Observed reductions in the rate of UK corporate insolvencies, used as an input to commercial default models, continue to be substituted with an increase proportionate to that seen in unemployment to generate a level of predicted defaults. As anticipated, the rate of recoveries has returned to pre-pandemic levels towards the end of 2021 and, with model outputs based on 12 months observed insolvency data, management believe the historically low levels of insolvencies seen during early 2021 do not reflect the underlying credit risk.
Specific sector risks: £80 million (2020: £nil)
At 31 December 2020 modelled ECL incorporated an economic outlook containing a material reduction in corporate profits. This is no longer assumed, which generates a reduction in modelled ECL and therefore leaves potential risk on specific sectors. An updated assessment of risks including COVID-driven restrictions, inflation and interest rate pressures has been undertaken which continues to suggest that a number of specific industries remain more exposed. Judgement has therefore been raised in place of this to ensure a more targeted stress on likelihood and severity of loss in sectors which are considered to face an elevated risk incorporating any impact on SICR through the increased likelihood of loss.
Other: £400 million (2020: £400 million)
COVID risk to base case conditioning assumptions: £400 million (2020: £400 million)
An important element of the methodology used to calculate the Group’s ECL allowance is the determination of a base case economic scenario, predicated on certain conditioning assumptions, which is then used to derive alternative economic scenarios using stochastic shocks. While the base case outlook has improved throughout the year, unexpected and adverse COVID-19 mutations may partially invalidate the base case conditioning assumptions and therefore the potential range of losses considered. The base case represents the Groups most likely view, however management believes that in the context of the pandemic, the possibility that the conditioning assumptions are invalidated is firmly to the downside. In particular, the possibility that a future virus mutation has vaccine resistance leading to serious social and economic disruption. Such a possibility lies outside of the Group’s current methodology because it would invalidate one of the key assumptions behind the base case forecast. The likelihood and impact of a vaccine resistant mutation is difficult to estimate with any precision therefore the Group has considered a number of approaches to create a reasonable estimate of this additional downside risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY continued
An adjustment of £400 million (31 December 2020: £400 million) has been made to increase the Group’s ECL allowances to reflect the increased downside risk and the potential for the severity of losses to stretch beyond the Group’s severe scenario. One approach used to quantify this amount is to apply a 15 per cent re-weighting from the stated upside to the stated severe downside scenario, a larger re-weight than at 31 December 2020 given that the current severe scenario reflects the improved conditioning assumptions of the base case, whereas the downside risk remains constant. Another approach is to apply a 1 percentage point increase in unemployment allied with a 10 per cent lower HPI in 2022, reflecting a broader assessment of a more immediate and therefore greater ECL impact than the gradual increase reflected in the stated univariate sensitivities. Such an increase is proportionate to the level of volatility seen in forecasts every six months as the pandemic has unfolded.
As the adjustment has been calculated centrally it has not been allocated to specific portfolios. It has therefore been allocated against Stage 1 assets given that the downside risks are largely considered to relate to non-defaulted exposures, the majority of which are in Stage 1. Detailed portfolio level disclosures continue to reflect the Group’s economic assumptions at the Group’s stated weightings. An indicative allocation to allow users to understand where the Group believes that the additional losses could arise is as follows: UK mortgages: c.£200 million, Credit cards and Other Retail: c.£100 million, Commercial Banking c.£100 million. The Group continues to monitor and assess the likelihood and consequences of its current conditioning assumptions.
Other judgements
UK mortgages: £478 million (2020: £510 million)
These adjustments principally comprise:
Adjustment to modelled forecast parameters: £65 million (2020: £193 million)
Adjustments to the estimated defaults used within the ECL calculation for UK mortgages were introduced in 2020 following the adoption of new default forecast models. Work has progressed through the year to embed the new model, including updates to model design choices through the implementation of formal model changes or through in-model adjustments, which are considered judgemental pending final evaluation and model governance. These remaining in-model adjustments now target a combination of specific enhancements which will continue to be progressed through to model changes. The reduction in the adjustment is also partly due to the improved economic outlook which reduces the impact of adopting the new forecast model.
End-of-term interest-only: £174 million (2020: £179 million)
The current definition of default used in the UK mortgages impairment model excludes past term interest-only accounts that continue to make interest payments but have missed their capital payment upon maturity of the loan. This adjustment therefore mitigates the risk that the model understates the credit losses associated with interest-only accounts which have missed, or will potentially miss, their final capital payment. For those accounts that have reached end of term this adjustment manually overwrites PDs to 70 per cent or 100 per cent, thereby moving them into Stage 2, or Stage 3, depending on whether they are considered performing or non-performing respectively. For interest-only accounts with six years or less to maturity an appropriate incremental PD uplift is made to PDs based on the probability of missing a future capital payment, assessed through segmentation of behaviour score, debt-to-value and worst ever arrears status.
Long-term defaults: £87 million (2020: £87 million)
The Group suspended mortgage litigation activity between late 2014 and mid 2018 as changes were implemented to the treatment of amounts in arrears, interrupting the natural flow of accounts to possession. An adjustment is made to ensure adequate provision coverage considering the resulting build-up of accounts in long-term default. Coverage is uplifted to the equivalent levels of those accounts already in repossession on an estimated shortfall of balances expected to flow to possession. A further adjustment is made to mitigate for the risk that credit model provision understates the probability of possession for accounts which have been in default for more than 24 months, with an arrears balance increase in the last 6 months. These accounts have their probability of possession set to 95 per cent based on observed historical losses incurred on accounts that were of an equivalent status.
Adjustment for specific segments: £54 million (2020: £20 million)
The Group monitors risks across specific segments of its portfolios which may not be fully captured through wider collective models. Along with continued judgmental increases to probability of default on forborne accounts, £18 million (2020: £20 million), the Group has taken an additional £36 million judgement for fire safety and cladding uncertainty. This captures risks within the assessment of affordability and asset valuations, not captured by underlying models. Though experience remains limited the risk is now considered sufficiently material to address through judgement, given that more cases have been assessed as having defective cladding, or other fire safety issues, together with emerging evidence of higher arrears and weaker sales values relative to the wider portfolio.
Inflation and interest rate risk: £52 million (2020: £nil)
The Group’s approach to MES modelling incorporates a range of interest rate scenarios, however it is recognised that given current inflationary pressures the risk of a very rapid increase in interest rates may not be fully captured in the range of economic assumptions used to assess credit losses. Therefore an additional management judgement for the mortgage portfolio, for which default rates are most sensitive to interest rates, has been taken to reflect this heightened risk. The quantification of this risk adopts an alternative severe downside scenario which leverages the Group’s internal stress testing exercise. The increase in ECL therefore reflects the incremental losses from adopting a severe downside scenario with interest rates increasing to 4 per cent, with peak unemployment and house price falls broadly consistent with the Group’s stated severe downside scenario. The Group will continue to reassess inflationary risks and whether this additional judgement is required.
Credit cards: £(9) million (2020: £(56) million) and Other Retail: £50 million (2020: £43 million)
These adjustments principally comprise:
Lifetime extension on revolving products: Credit cards: £41 million (2020: £71 million) and Other Retail: £5 million (2020: £10 million)
Unsecured revolving products use a model lifetime definition of three years based on historic data which shows that substantially all accounts resolve in this time. An adjustment is made to extend the lifetime used for Stage 2 exposures to six years by increasing default probabilities through the extrapolation of the default trajectory observed throughout the three years and beyond. The resulting additional ECL allowance is added to Stage 2 accounts proportionate to the modelled three-year PD. The decrease in this judgement during 2021 is primarily due to the Group's improved economic outlook, meaning that the model view of lifetime three year losses is lower and therefore this extrapolation to six years is proportionally lower.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY continued
Credit card loss given default alignment (LGD): £(37) million (2020: £(55) million)
The MBNA impairment model was developed using historical MBNA data. Following the acquisition of the business and the subsequent migration of this portfolio to Lloyds Banking Group's collections strategies, an adjustment is required to reflect the recent improvement in cure rates now evident as collections strategies harmonise, which are not captured by the original MBNA model development data. The reduction in the judgement reflects a lower level of anticipated defaults, now expected from an improved economic outlook, against which the LGD adjustments would be applied.
Valuation of assets and liabilities arising from insurance business

Key judgement:	Future economic and operating conditions
Key estimates:	Future investment returns
Future mortality rates
Future expenses
These judgements and estimates are subject to significant uncertainty.
At 31 December 2021, the Group recognised a value of in-force business asset of £5,317 million (2020: £5,396 million) and an acquired value of in-force business asset of £197 million (2020: £221 million).
The value of in-force business asset represents the estimated present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. The valuation of this asset requires assumptions to be made about future economic and operating conditions which are inherently uncertain and changes could significantly affect the value attributed to this asset. The methodology used to value this asset and the key assumptions that have been made in determining the carrying value of the value of in-force business asset at 31 December 2021 are set out in note 23.
At 31 December 2021, the Group carried total liabilities arising from insurance contracts and participating investment contracts of £123,423 million (2020: £116,060 million). Elements of the valuations of liabilities arising from insurance contracts and participating investment contracts require management to estimate future investment returns, future mortality rates and future expenses. These estimates are subject to significant uncertainty. The methodology used to value these liabilities and the key assumptions that have been made in determining their carrying value are set out in note 30.
The effect of changes to critical estimates used by management to determine the life insurance assets and liabilities is set out in note 31. The note presents the impact of changes to the estimates made on the Group’s profit before tax and shareholders’ equity as management believes that this analysis best presents these sensitivities in a manner that helps the user of the financial statements to understand the judgements made by management and the level of estimation uncertainty.
Defined benefit pension scheme obligations

Key judgement:	Determination of an appropriate yield curve
Key estimates:	Discount rate applied to future cash flows
Expected lifetime of the schemes' members
Expected rate of future inflationary increases
The net asset recognised in the balance sheet at 31 December 2021 in respect of the Group’s defined benefit pension scheme obligations was £4,404 million comprising an asset of £4,531 million and a liability of £127 million (2020: a net asset of £1,578 million comprising an asset of £1,714 million and a liability of £136 million). The Group’s accounting policy for its defined benefit pension scheme obligations is set out in note 2(K).
The accounting valuation of the Group’s defined benefit pension schemes’ liabilities requires management to make a number of assumptions. The key areas of estimation uncertainty are the discount rate applied to future cash flows, the expected lifetime of the schemes’ members and the expected rate of future inflationary increases.
The discount rate is required to be set with reference to market yields at the end of the reporting period on high quality corporate bonds in the currency of and with a term consistent with the defined benefit pension schemes’ obligations. The average duration of the schemes’ obligations is approximately 17 years. The market for bonds with a similar duration is limited and, as a result, significant management judgement is required to determine an appropriate yield curve on which to base the discount rate. Assuming that there is no change in other assumptions or in the value of the schemes' assets, the effect on the net accounting surplus at 31 December 2021 of a decrease of 10 basis points in the discount rate would be a reduction of £795 million (2020: £890 million). To the extent that changes in the discount rate arise from changes in gilt yields, rather than credit spreads, the impact is largely mitigated by the schemes' asset-liability matching strategies.
The cost of the benefits payable by the schemes will also depend upon the life expectancy of the members. The mortality assumptions used by the Group are based on standard industry tables for both current mortality rates and the rate of future mortality improvement, adjusted in line with the actual experience of the Group's schemes. Assuming that there is no change in other assumptions or in the value of the schemes' assets, the effect on the net accounting surplus at 31 December 2021 of an increase of one year in the average life of scheme members would be a reduction of £1,934 million (2020: £2,146 million). The Group has in place a longevity swap, as described in note 34, to partially mitigate mortality risk.
The majority of the Group’s plans provide benefits linked to inflation both in deferment and in payment and the Group sets its inflation assumption with reference to an implied inflation curve. Assuming that there is no change in other assumptions or in the value of the schemes’ assets, the effect on the net accounting surplus at 31 December 2021 of an increase of 10 basis points in the expected rate of inflation would be a decrease of £481 million (2020: £531 million). This impact would be offset by gains recognised on the pension schemes’ holding of index linked gilts and inflation linked swaps.
Further sensitivities and the balance sheet impact of changes in the principal actuarial assumptions are provided in part (v) of note 34.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY continued
Uncertain tax positions

Key judgement:	Interpreting tax rules on the Group’s open tax matters
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2022. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £840 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £330 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
The Group makes other estimates in relation to tax which do not require significant judgements, see further discussion in note 35.
Regulatory and legal provisions

Key judgements:	Determining the scope of reviews required by regulators
The impact of legal decisions that may be relevant to claims received
Determining whether a reliable estimate is available for obligations arising from past events
Key estimates:	The number of future complaints
The proportion of complaints that will be upheld
The average cost of redress
At 31 December 2021, the Group carried provisions of £1,156 million (2020: £642 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches.
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
Management has applied significant judgement in determining the provision required for HBOS Reading; further details are provided in note 36.
Fair value of financial instruments

Key estimate:	Interest rate spreads, earnings multiples and interest rate volatility
At 31 December 2021, the carrying value of the Group’s financial instrument assets held at fair value was £256,959 million (2020: £248,385 million), and its financial instrument liabilities held at fair value was £86,223 million (2020: £88,411 million).
The Group’s valuation control framework and a description of level 1, 2 and 3 financial assets and liabilities is set out in note 48(2). The valuation techniques for level 3 financial instruments involve management judgement and estimates, the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in note 48. A quantitative analysis of the sensitivities to market risk arising from the Group's trading portfolios is set out in the tables marked audited on page 67.
Capitalised software enhancements

Key judgement:	Assessing future trading conditions that could affect the Group’s business operations
Key estimate:	Estimated useful life of internally generated capitalised software
At 31 December 2021, the carrying value of the Group’s capitalised software enhancements was £3,435 million (2020: £3,309 million).
In determining the estimated useful life of capitalised software enhancements, management consider the product's lifecycle and the Group's technology strategy; assets are reviewed annually to assess whether there is any indication of impairment and to confirm that the remaining estimated useful life is still appropriate. For the year ended 31 December 2021, the amortisation charge was £892 million, including a software write-off as the Group invests in new technology and systems infrastructure, and at 31 December 2021, the weighted-average remaining estimated useful life of the Group’s capitalised software enhancements was 4.7 years (2020: 4.9 years). If the Group reduced by one year the estimated useful life of those assets with a remaining estimated useful life of more than two years at 31 December 2021, the 2022 amortisation charge would be approximately £200 million higher.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4: SEGMENTAL ANALYSIS
Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.
The Group Executive Committee (GEC) has been determined to be the chief operating decision-maker, as defined by IFRS 8 Operating Segments, for the Group. The Group’s operating segments reflect its organisational and management structures. The GEC reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources. They consider interest income and expense on a net basis and consequently the total interest income and expense for all reportable segments is presented net. The segments are differentiated by the type of products provided and by whether the customers are individuals or corporate entities.
The segmental results and comparatives are presented on an underlying basis (pre-tax), the basis reviewed by the chief operating decision-maker. The effects of the following are excluded in arriving at underlying profit:
–Restructuring, including severance-related costs, property transformation, technology research and development, regulatory programmes, merger and acquisition costs and integration costs
–Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
–Payment protection insurance remediation provisions, excluding litigation costs
For the purposes of the underlying income statement, operating lease depreciation (net of gains on disposal of operating lease assets) is shown as an adjustment to total income.
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
Other comprises income and expenditure not attributed to the Group's financial reporting segments. These amounts include those arising from the Group's equities business, residual net interest income after transfer pricing (including the central recovery of the Group's distributions on other equity instruments) and certain gains from gilt sales.
In considering the aggregation of these segments, the Group has taken into account the related economic risks, including those associated with climate change, on the business lines contained within them. The Group considers the level of aggregation reported to be reflective of the shared characteristics of the principal portfolios.
Inter-segment services are generally recharged at cost, although some attract a margin. In particular, a profit margin is charged on the internal commission arrangements between the branch network and other distribution channels and the insurance product manufacturing businesses within the Group. Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4: SEGMENTAL ANALYSIS continued

	Retail	Commercial Banking	Insurance and Wealth	Other	Underlying basis total
	£m	£m	£m	£m	£m
Year ended 31 December 2021
Net interest income	8,643	2,363	70	87	11,163
Other income, net of insurance claims	1,736	1,277	1,432	615	5,060
Total underlying income, net of insurance claims	10,379	3,640	1,502	702	16,223
Operating lease depreciation[1]	(442)	(18)	—	—	(460)
Net income	9,937	3,622	1,502	702	15,763
Operating costs	(4,724)	(1,857)	(956)	(93)	(7,630)
Remediation	(360)	(830)	(123)	13	(1,300)
Total costs	(5,084)	(2,687)	(1,079)	(80)	(8,930)
Underlying impairment credit	285	916	4	2	1,207
Underlying profit	5,138	1,851	427	624	8,040

External income	11,748	3,355	1,363	(243)	16,223
Inter-segment (expense) income	(1,369)	285	139	945	—
Segment underlying income, net of insurance claims	10,379	3,640	1,502	702	16,223

Segment external assets	371,339	136,034	196,235	182,917	886,525
Segment customer deposits and repurchase agreements	317,974	142,345	15,626	1,439	477,384
Segment external liabilities	322,162	179,417	204,028	127,766	833,373

Analysis of segment underlying other income, net of insurance claims:
Fee and commission income:
Current accounts	504	130	4	—	638
Credit and debit card fees	614	269	—	—	883
Commercial banking and treasury fees	—	376	—	37	413
Unit trust and insurance broking	—	—	113	—	113
Factoring	—	76	—	—	76
Other fees and commissions	57	179	225	24	485
Fee and commission income	1,175	1,030	342	61	2,608
Fee and commission expense	(577)	(254)	(324)	(30)	(1,185)
Net fee and commission income	598	776	18	31	1,423
Operating lease rental income	1,046	13	—	—	1,059
Rental income from investment properties	—	—	186	—	186
Gains less losses on disposal of financial assets at fair value through other comprehensive income	—	(5)	—	3	(2)
Trading income	66	912	—	345	1,323
Insurance and other, net of insurance claims	86	118	1,817	(950)	1,071
Other external income, net of insurance claims	1,198	1,038	2,003	(602)	3,637
Inter-segment other income	(60)	(537)	(589)	1,186	—
Segment other income, net of insurance claims	1,736	1,277	1,432	615	5,060

Other segment items reflected in income statement above:
Depreciation and amortisation	1,525	283	170	847	2,825
Movement in value of in-force business	—	—	(70)	—	(70)
Defined benefit scheme charges	89	30	11	106	236
Non-income statement segment items:
Additions to fixed assets	1,922	178	117	1,011	3,228
Investments in joint ventures and associates at end of year	6	—	—	346	352
1Net of profits on disposal of operating lease assets of £249 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4: SEGMENTAL ANALYSIS continued

	Retail	Commercial Banking	Insurance and Wealth	Other	Underlying basis total
	£m	£m	£m	£m	£m
Year ended 31 December 2020
Net interest income	8,384	2,357	49	(17)	10,773
Other income, net of insurance claims	1,733	1,292	1,250	240	4,515
Total underlying income, net of insurance claims	10,117	3,649	1,299	223	15,288
Operating lease depreciation[1]	(856)	(28)	—	—	(884)
Net income	9,261	3,621	1,299	223	14,404
Operating costs	(4,761)	(1,851)	(902)	(71)	(7,585)
Remediation	(125)	(210)	(50)	6	(379)
Total costs	(4,886)	(2,061)	(952)	(65)	(7,964)
Underlying impairment charge	(2,384)	(1,464)	(9)	(390)	(4,247)
Underlying profit (loss)	1,991	96	338	(232)	2,193

External income	11,868	3,246	1,223	(1,049)	15,288
Inter-segment (expense) income	(1,751)	403	76	1,272	—
Segment underlying income, net of insurance claims	10,117	3,649	1,299	223	15,288

Segment external assets	358,766	142,042	183,348	187,113	871,269
Segment customer deposits and repurchase agreements	290,206	145,596	14,072	10,194	460,068
Segment external liabilities	295,229	189,302	190,771	146,554	821,856

Analysis of segment underlying other income, net of insurance claims:
Fee and commission income:
Current accounts	498	113	4	—	615
Credit and debit card fees	517	231	—	—	748
Commercial banking and treasury fees	—	274	—	—	274
Unit trust and insurance broking	—	—	146	—	146
Private banking and asset management	—	5	1	—	6
Factoring	—	76	—	—	76
Other fees and commissions	62	176	204	1	443
Fee and commission income	1,077	875	355	1	2,308
Fee and commission expense	(571)	(222)	(329)	(26)	(1,148)
Net fee and commission income	506	653	26	(25)	1,160
Operating lease rental income	1,103	17	—	—	1,120
Rental income from investment properties	—	—	191	—	191
Gains less losses on disposal of financial assets at fair value through other comprehensive income	—	—	—	149	149
Lease termination income	—	5	—	—	5
Trading income	69	787	—	204	1,060
Insurance and other, net of insurance claims	147	349	1,389	(1,055)	830
Other external income, net of insurance claims	1,319	1,158	1,580	(702)	3,355
Inter-segment other income	(92)	(519)	(356)	967	—
Segment other income, net of insurance claims	1,733	1,292	1,250	240	4,515

Other segment items reflected in income statement above:
Depreciation and amortisation	1,760	263	159	550	2,732
Movement in value of in-force business	—	—	76	—	76
Defined benefit scheme charges	97	30	14	106	247
Non-income statement segment items:
Additions to fixed assets	1,684	112	125	980	2,901
Investments in joint ventures and associates at end of year	4	—	—	292	296
1Net of profits on disposal of operating lease assets of £127 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4: SEGMENTAL ANALYSIS continued

	Retail	Commercial Banking	Insurance and Wealth	Other	Underlying basis total
	£m	£m	£m	£m	£m
Year ended 31 December 2019
Net interest income	9,184	2,892	77	224	12,377
Other income, net of insurance claims	2,019	1,417	2,021	275	5,732
Total underlying income, net of insurance claims	11,203	4,309	2,098	499	18,109
Operating lease depreciation[1]	(946)	(21)	—	—	(967)
Net income	10,257	4,288	2,098	499	17,142
Operating costs	(4,768)	(2,073)	(982)	(52)	(7,875)
Remediation	(238)	(155)	(50)	(2)	(445)
Total costs	(5,006)	(2,228)	(1,032)	(54)	(8,320)
Underlying impairment (charge) credit	(1,038)	(306)	—	53	(1,291)
Underlying profit	4,213	1,754	1,066	498	7,531

External income	13,136	3,508	1,926	(461)	18,109
Inter-segment (expense) income	(1,933)	801	172	960	—
Segment underlying income, net of insurance claims	11,203	4,309	2,098	499	18,109

Segment external assets	350,850	144,795	175,869	162,379	833,893
Segment customer deposits and repurchase agreements	253,128	144,050	13,677	10,465	421,320
Segment external liabilities	261,036	182,318	182,333	160,400	786,087

Analysis of segment underlying other income, net of insurance claims:
Fee and commission income:
Current accounts	518	136	5	—	659
Credit and debit card fees	652	330	—	—	982
Commercial banking and treasury fees	—	248	—	—	248
Unit trust and insurance broking	9	—	197	—	206
Private banking and asset management	—	4	65	—	69
Factoring	—	103	—	—	103
Other fees and commissions	59	244	156	30	489
Fee and commission income	1,238	1,065	423	30	2,756
Fee and commission expense	(571)	(321)	(405)	(53)	(1,350)
Net fee and commission income	667	744	18	(23)	1,406
Operating lease rental income	1,225	25	—	—	1,250
Rental income from investment properties	—	—	191	—	191
Gains less losses on disposal of financial assets at fair value through other comprehensive income	—	(5)	—	201	196
Lease termination income	—	12	—	—	12
Trading income	47	812	—	278	1,137
Insurance and other, net of insurance claims	206	72	2,216	(954)	1,540
Other external income, net of insurance claims	1,478	916	2,407	(475)	4,326
Inter-segment other income	(126)	(243)	(404)	773	—
Segment other income, net of insurance claims	2,019	1,417	2,021	275	5,732

Other segment items reflected in income statement above:
Depreciation and amortisation	1,712	315	181	452	2,660
Movement in value of in-force business	—	—	825	—	825
Defined benefit scheme charges	108	43	19	75	245
Non-income statement segment items:
Additions to fixed assets	2,208	260	174	1,007	3,649
Investments in joint ventures and associates at end of year	4	—	—	300	304
1Net of profits on disposal of operating lease assets of £41 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4: SEGMENTAL ANALYSIS continued
Reconciliation of underlying basis to statutory results
The underlying basis is the basis on which financial information is presented to the chief operating decision-maker which excludes certain items included in the statutory results. The table below reconciles the statutory results to the underlying basis.

	Lloyds Banking Group statutory	Removal of:
		Volatility and other items[1]	Insurance gross up2	PPI remediation	Underlying basis
	£m	£m	£m	£m	£m
Year ended 31 December 2021
Net interest income	9,366	255	1,542	—	11,163
Other income, net of insurance claims	6,958	(139)	(1,759)	—	5,060
Total income, net of insurance claims	16,324	116	(217)	—	16,223
Operating lease depreciation[3]		(460)	—	—	(460)
Net income	16,324	(344)	(217)	—	15,763
Operating expenses	(10,800)	1,653	217	—	(8,930)
Impairment credit (charge)	1,378	(171)	—	—	1,207
Profit before tax	6,902	1,138	—	—	8,040

	Lloyds Banking Group statutory	Removal of:
		Volatility and other items[4]	Insurance gross up2	PPI remediation	Underlying basis
	£m	£m	£m	£m	£m
Year ended 31 December 2020
Net interest income	10,749	174	(150)	—	10,773
Other income, net of insurance claims	4,377	165	(27)	—	4,515
Total income, net of insurance claims	15,126	339	(177)	—	15,288
Operating lease depreciation[3]		(884)	—	—	(884)
Net income	15,126	(545)	(177)	—	14,404
Operating expenses	(9,745)	1,522	174	85	(7,964)
Impairment (charge) credit	(4,155)	(95)	3	—	(4,247)
Profit before tax	1,226	882	—	85	2,193

	Lloyds Banking Group statutory	Removal of:
		Volatility and other items[5]	Insurance gross up2	PPI remediation	Underlying basis
	£m	£m	£m	£m	£m
Year ended 31 December 2019
Net interest income	10,180	379	1,818	—	12,377
Other income, net of insurance claims	8,179	(426)	(2,021)	—	5,732
Total income, net of insurance claims	18,359	(47)	(203)	—	18,109
Operating lease depreciation[3]		(967)	—	—	(967)
Net income	18,359	(1,014)	(203)	—	17,142
Operating expenses	(12,670)	1,697	203	2,450	(8,320)
Impairment (charge) credit	(1,296)	5	—	—	(1,291)
Profit before tax	4,393	688	—	2,450	7,531
1In the year ended 31 December 2021 this comprises the effects of market volatility and asset sales (gain of £87 million); the amortisation of purchased intangibles (£70 million); restructuring (£956 million, including a software write-off as a result of investment in new technology and systems infrastructure together with severance costs, property transformation, technology research and development, regulatory programmes and merger, acquisition and integration costs); and the fair value unwind (losses of £199 million).
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
3Net of profits on disposal of operating lease assets of £249 million (2020: £127 million; 2019: £41 million).
4Comprises the effects of market volatility and asset sales (losses of £59 million); the amortisation of purchased intangibles (£69 million); restructuring (£521 million, including severance costs, property transformation, technology research and development, regulatory programmes and merger, acquisition and integration costs); and the fair value unwind (losses of £233 million).
5Comprises the effects of market volatility and asset sales (gains of £126 million); the amortisation of purchased intangibles (£68 million); restructuring (£471 million, comprising severance-related costs, the integration of Zurich's UK workplace pensions and savings business and costs associated with establishing the Schroders Personal Wealth joint venture); and the fair value unwind and other items (losses of £275 million).
Geographical areas
The Group’s operations are predominantly UK-based and as a result an analysis between UK and non-UK activities is not provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5: NET INTEREST INCOME

	Weighted average effective interest rate
	2021	2020	2019	2021	2020	2019
	%	%	%	£m	£m	£m
Interest income:
Loans and advances to banks and reverse repurchase agreements	0.12	0.24	0.78	104	203	514
Loans and advances to customers and reverse repurchase agreements	2.51	2.72	3.17	12,633	13,704	15,790
Debt securities	1.46	1.81	2.23	80	97	122
Financial assets held at amortised cost	2.15	2.35	2.89	12,817	14,004	16,426
Financial assets at fair value through other comprehensive income	1.67	1.10	1.64	441	302	435
Total interest income[1]	2.13	2.30	2.83	13,258	14,306	16,861
Interest expense:
Deposits from banks	0.75	0.84	0.86	(74)	(113)	(96)
Customer deposits	0.12	0.32	0.59	(426)	(1,091)	(2,015)
Repurchase agreements at amortised cost	0.10	0.36	1.12	(22)	(117)	(301)
Debt securities in issue[2]	1.13	1.37	1.24	(900)	(1,313)	(1,204)
Lease liabilities	2.12	2.39	2.49	(32)	(41)	(42)
Subordinated liabilities	6.92	6.29	6.79	(932)	(1,057)	(1,201)
Liabilities held at amortised cost	0.50	0.74	0.98	(2,386)	(3,732)	(4,859)
Amounts payable to unitholders in consolidated open-ended investment vehicles[3]	12.53	(1.58)	13.64	(1,506)	175	(1,822)
Total interest expense[4]	0.80	0.69	1.31	(3,892)	(3,557)	(6,681)
Net interest income				9,366	10,749	10,180
1Includes £10 million (2020: £10 million; 2019: £26 million) of interest income on liabilities with negative interest rates and £47 million (2020: £47 million; 2019: £45 million) in respect of interest income on finance leases.
2The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 1.77 per cent (2020: 2.28 per cent; 2019: 2.57 per cent).
3Where a collective investment vehicle is consolidated the interests of parties other than the Group are reported in other liabilities and the movement in these interests in interest expense.
4Includes £2 million (2020: £24 million; 2019: £119 million) of interest expense on assets with negative interest rates.
Included within interest income is £174 million (2020: £171 million; 2019: £198 million) in respect of credit-impaired financial assets. Net interest income also includes a credit of £621 million (2020: credit of £496 million; 2019: credit of £608 million) transferred from the cash flow hedging reserve (see note 40).
NOTE 6: NET FEE AND COMMISSION INCOME

	2021	2020	2019
	£m	£m	£m
Fee and commission income:
Current accounts	638	615	659
Credit and debit card fees	883	748	982
Commercial banking and treasury fees	413	274	248
Unit trust and insurance broking	113	146	206
Private banking and asset management	—	6	69
Factoring	76	76	103
Other fees and commissions	485	443	489
Total fee and commission income	2,608	2,308	2,756
Fee and commission expense	(1,185)	(1,148)	(1,350)
Net fee and commission income	1,423	1,160	1,406
Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.
In determining the disaggregation of fees and commissions the Group has considered how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, including those that are impacted by climate-related factors. It has determined that the above disaggregation by product type provides useful information that does not aggregate items that have substantially different characteristics and is not too detailed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6: NET FEE AND COMMISSION INCOME continued
At 31 December 2021, the Group held on its balance sheet £201 million (31 December 2020: £243 million) in respect of services provided to customers and £84 million (31 December 2020: £99 million) in respect of amounts received from customers for services to be provided after the balance sheet date. Current unsatisfied performance obligations amount to £157 million (31 December 2020: £191 million); the Group expects to receive substantially all of this revenue by 2024.
Income recognised during the year included £16 million (2020: £22 million) in respect of amounts included in the contract liability balance at the start of the year and £2 million (2020: £13 million) in respect of amounts from performance obligations satisfied in previous years.
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
NOTE 7: NET TRADING INCOME

	2021	2020	2019
	£m	£m	£m
Foreign exchange translation gains (losses)	212	12	(255)
Gains on foreign exchange trading transactions	394	527	677
Total foreign exchange	606	539	422
Investment property gains (losses) (note 25)	575	(209)	(108)
Securities and other gains (see below)	16,019	6,890	17,974
Net trading income	17,200	7,220	18,288
Securities and other gains comprise net gains (losses) arising on assets and liabilities held at fair value through profit or loss as follows:

	2021	2020	2019
	£m	£m	£m
Net income arising on assets and liabilities mandatorily held at fair value through profit or loss:
Financial instruments held for trading[1]	141	724	120
Other financial instruments mandatorily held at fair value through profit or loss:
Debt securities, loans and advances	(1,153)	3,554	3,509
Equity shares	17,096	2,729	14,559
	16,084	7,007	18,188
Net expense arising on assets and liabilities designated at fair value through profit or loss	(65)	(117)	(214)
Securities and other gains	16,019	6,890	17,974
1Includes hedge ineffectiveness in respect of fair value hedges (2021: gain of £177 million; 2020: gain of £547 million; 2019: gain of £143 million) and cash flow hedges (2021: loss of £69 million; 2020: loss of £2 million; 2019: gain of £134 million).
NOTE 8: INSURANCE PREMIUM INCOME

	2021	2020	2019
	£m	£m	£m
Life insurance
Gross premiums:
Life and pensions, excluding annuities	7,515	6,941	6,827
Annuities	531	1,378	2,483
	8,046	8,319	9,310
Ceded reinsurance premiums	(376)	(333)	(378)
Net earned premiums	7,670	7,986	8,932
Non-life insurance
Net earned premiums	613	629	642
Total net earned premiums	8,283	8,615	9,574

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: OTHER OPERATING INCOME

	2021	2020	2019
	£m	£m	£m
Operating lease rental income	1,059	1,120	1,250
Rental income from investment properties (note 25)	186	191	191
Gains less losses on disposal of financial assets at fair value through other comprehensive income (note 40)	(2)	149	196
Movement in value of in-force business (note 23)	(70)	76	825
Liability management	(22)	(145)	5
Gain related to establishment of joint venture	—	—	244
Share of results of joint ventures and associates (note 21)	2	(13)	6
Other	19	45	191
Total other operating income	1,172	1,423	2,908
NOTE 10: INSURANCE CLAIMS
Insurance claims comprise:

	2021	2020	2019
	£m	£m	£m
Life insurance and investment contracts
Claims and surrenders	(9,063)	(7,670)	(8,684)
Change in insurance and participating investment contracts (note 30)	(7,474)	(4,590)	(12,633)
	(16,537)	(12,260)	(21,317)
Non-participating investment contracts
Change in non-participating investment contracts	(4,581)	(1,938)	(2,664)
	(21,118)	(14,198)	(23,981)
Reinsurers’ share[1]	285	418	290
	(20,833)	(13,780)	(23,691)
Change in unallocated surplus	35	57	(19)
Total life insurance and investment contracts	(20,798)	(13,723)	(23,710)
Non-life insurance
Total non-life insurance claims, net of reinsurance	(322)	(318)	(287)
Total insurance claims	(21,120)	(14,041)	(23,997)
1Reinsurers’ share compromises a charge of £5 million in respect of contracts classified as financial assets at fair value through profit or loss and a credit of £290 million in respect of contracts classified as reinsurance contracts and included within other assets.
Total non-life insurance claims, net of reinsurance, in 2021 included weather-related claims of £30 million, a decrease of 36 per cent on 2020.
Life insurance and participating investment contracts gross claims and surrenders can also be analysed as follows:

	2021	2020	2019
	£m	£m	£m
Deaths	(790)	(694)	(674)
Maturities	(1,022)	(873)	(1,122)
Surrenders	(5,893)	(4,641)	(5,523)
Annuities	(1,194)	(1,171)	(1,104)
Other	(164)	(291)	(261)
Total life insurance gross claims and surrenders	(9,063)	(7,670)	(8,684)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11: OPERATING EXPENSES

	2021	2020	2019
	£m	£m	£m
Staff costs:
Salaries	2,405	2,568	2,539
Performance-based compensation	335	117	380
Social security costs	308	287	325
Pensions and other post-retirement benefit schemes (note 34)	538	566	532
Restructuring costs	92	166	92
Other staff costs	207	131	383
	3,885	3,835	4,251
Premises and equipment:
Rent and rates	118	117	93
Repairs and maintenance	169	174	187
Other[1]	(26)	176	211
	261	467	491
Other expenses:
Communications and data processing	1,181	1,013	1,038
Advertising and promotion	161	187	170
Professional fees	210	189	226
UK bank levy	132	211	224
Regulatory and legal provisions (note 36)	1,300	464	2,895
Other	845	643	715
	3,829	2,707	5,268
Depreciation and amortisation:
Depreciation of property, plant and equipment[2]	1,839	2,046	2,064
Amortisation of acquired value of in-force non-participating investment contracts (note 23)	24	26	30
Amortisation of other intangible assets (note 24)	962	660	566
	2,825	2,732	2,660
Goodwill impairment (note 22)	—	4	—
Total operating expenses	10,800	9,745	12,670
1Net of profits on disposal of operating lease assets of £249 million (2020: £127 million; 2019: £41 million).
2Comprising depreciation in respect of premises £123 million (2020: £127 million; 2019: £125 million), equipment £779 million (2020: £680 million; 2019: £715 million), operating lease assets £709 million (2020: £1,011 million; 2019: £1,008 million) and right-of-use assets £228 million (2020: £228 million; 2019: £216 million).
Performance-based compensation
The table below analyses the Group’s performance-based compensation costs between those relating to the current performance year and those relating to earlier years.

	2021	2020	2019
	£m	£m	£m
Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	313	22	244
Awards made in respect of earlier years	22	95	136
	335	117	380

Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	110	30	113
Awards made in respect of earlier years	22	31	36
	132	61	149
Performance-based awards expensed in 2021 include cash awards amounting to £134 million (2020: £12 million; 2019: £89 million).
Average headcount
The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2021	2020	2019
UK	64,250	67,881	69,321
Overseas	826	784	762
Total	65,076	68,665	70,083

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: AUDITORS’ REMUNERATION
Fees payable to the Company’s auditors1 by the Group are as follows:

	2021	2020	2019
	£m	£m	£m
Fees payable for the:
– audit of the Company's current year Annual report	1.8	1.7	1.5
– audits of the Company's subsidiaries	23.7	22.4	20.2
– total audit fees in respect of the statutory audit of Group entities[2]	25.5	24.1	21.7
– services normally provided in connection with statutory and regulatory filings or engagements	4.8	3.7	3.5
Total audit fees[3]	30.3	27.8	25.2

Other audit-related fees[3]	0.5	0.5	1.0
All other fees[3]	1.2	0.9	0.7
Total non-audit services[4]	1.7	1.4	1.7
Total fees payable to the Company’s auditors by the Group	32.0	29.2	26.9
1Deloitte LLP became the Group's statutory auditor in 2021. PricewaterhouseCoopers LLP was the statutory auditor during 2020.
2As defined by the Financial Reporting Council (FRC).
3As defined by the Securities and Exchange Commission (SEC).
4As defined by the SEC. Total non-audit services as defined by the FRC include all fees other than audit fees in respect of the statutory audit of Group entities. These fees totalled £6.5 million in 2021 (2020: £5.1 million; 2019: £5.2 million).
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
Other audit-related fees: This category includes fees in respect of services for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, for example acting as reporting accountants in respect of debt prospectuses required by the Listing Rules.
All other fees: This category includes other assurance services not related to the performance of the audit or review of the financial statements, for example, the review of controls operated by the Group on behalf of a third party. The auditors are not engaged to provide tax services.
It is the Group’s policy to use the auditors only on assignments in cases where their knowledge of the Group means that it is neither efficient nor cost effective to employ another firm of accountants.
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
During the year, the auditors1 also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2021	2020	2019
	£m	£m	£m
Audits of Group pension schemes	0.4	0.1	0.1
Audits of the unconsolidated Open-Ended Investment Companies managed by the Group	0.3	0.4	0.4
Reviews of the financial position of corporate and other borrowers	0.3	1.4	0.2
1Deloitte LLP became the Group's statutory auditor in 2021. PricewaterhouseCoopers LLP was the statutory auditor during 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 13: IMPAIRMENT

	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
Year ended 31 December 2021
Impact of transfers between stages	75	(481)	339	—	(67)
Other changes in credit quality	(331)	(320)	252	(48)	(447)
Additions and repayments	(246)	(389)	(96)	(87)	(818)
Methodology and model changes	(63)	15	6	—	(42)
Other items	2	4	(10)	—	(4)
	(638)	(690)	152	(135)	(1,311)
Total impairment (credit) charge	(563)	(1,171)	491	(135)	(1,378)

In respect of:
Loans and advances to banks and reverse repurchase agreements	(5)	—	—	—	(5)
Loans and advances to customers and reverse repurchase agreements	(454)	(1,025)	498	(135)	(1,116)
Debt securities	—	—	—	—	—
Financial assets at amortised cost	(459)	(1,025)	498	(135)	(1,121)
Other assets	—	—	2	—	2
Impairment (credit) charge on drawn balances	(459)	(1,025)	500	(135)	(1,119)
Loan commitments and financial guarantees	(102)	(146)	(9)	—	(257)
Financial assets at fair value through other comprehensive income	(2)	—	—	—	(2)
Total impairment (credit) charge	(563)	(1,171)	491	(135)	(1,378)

	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
Year ended 31 December 2020
Impact of transfers between stages	(169)	940	698	—	1,469
Other changes in credit quality	946	22	1,192	167	2,327
Additions and repayments	98	177	(48)	(30)	197
Methodology and model changes	(44)	170	26	—	152
Other items	—	—	10	—	10
	1,000	369	1,180	137	2,686
Total impairment charge	831	1,309	1,878	137	4,155

In respect of:
Loans and advances to banks and reverse repurchase agreements	5	—	—	—	5
Loans and advances to customers and reverse repurchase agreements	697	1,151	1,865	137	3,850
Debt securities	1	—	—	—	1
Financial assets at amortised cost	703	1,151	1,865	137	3,856
Other assets	—	—	5	—	5
Impairment charge on drawn balances	703	1,151	1,870	137	3,861
Loan commitments and financial guarantees	123	158	8	—	289
Financial assets at fair value through other comprehensive income	5	—	—	—	5
Total impairment charge	831	1,309	1,878	137	4,155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 13: IMPAIRMENT continued

	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
Year ended 31 December 2019
Impact of transfers between stages	(17)	89	532	—	604
Other changes in credit quality	4	1	899	(106)	798
Additions and repayments	94	(39)	(84)	(87)	(116)
Methodology and model changes	33	(27)	8	—	14
Other items	(4)	—	—	—	(4)
	127	(65)	823	(193)	692
Total impairment charge (credit)	110	24	1,355	(193)	1,296

In respect of:
Loans and advances to banks and reverse repurchase agreements	—	—	—	—	—
Loans and advances to customers and reverse repurchase agreements	139	10	1,351	(193)	1,307
Debt securities	—	—	—	—	—
Financial assets at amortised cost	139	10	1,351	(193)	1,307
Other assets	—	—	5	—	5
Impairment charge (credit) on drawn balances	139	10	1,356	(193)	1,312
Loan commitments and financial guarantees	(28)	14	(1)	—	(15)
Financial assets at fair value through other comprehensive income	(1)	—	—	—	(1)
Total impairment charge (credit)	110	24	1,355	(193)	1,296
The impairment charge includes a release of £77 million (2020: charge of £41 million; 2019: charge of £134 million) in respect of residual value impairment and voluntary terminations within the Group’s UK motor finance business.
The Group’s impairment charge comprises the following items:
Impact of transfers between stages
The net impact on the impairment charge of transfers between stages.
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
Additions and repayments
Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances resulting from the repayments of outstanding balances that have been provided against.
Methodology and model changes
Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs or to the underlying assumptions, as well as the impact of changing the models used.
Movements in the Group's impairment allowances are shown in note 18.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 14: TAX EXPENSE
(A)Analysis of tax (expense) credit for the year

	2021	2020	2019
	£m	£m	£m
UK corporation tax:
Current tax on profit for the year	(1,472)	(480)	(1,389)
Adjustments in respect of prior years	94	355	96
	(1,378)	(125)	(1,293)
Foreign tax:
Current tax on profit for the year	(51)	(27)	(70)
Adjustments in respect of prior years	21	25	2
	(30)	(2)	(68)
Current tax expense	(1,408)	(127)	(1,361)

Deferred tax:
Current year	546	611	(165)
Adjustments in respect of prior years	(155)	(323)	139
Deferred tax credit (expense)	391	288	(26)
Tax (expense) credit	(1,017)	161	(1,387)
The tax (expense) credit is made up as follows:

	2021	2021	2020
	£m	£m	£m
Tax (expense) credit attributable to policyholders	(163)	4	(148)
Shareholder tax (expense) credit	(854)	157	(1,239)
Tax (expense) credit	(1,017)	161	(1,387)
(B)Factors affecting the tax (expense) credit for the year
The UK corporation tax rate for the year was 19.0 per cent (2020: 19.0 per cent; 2019: 19.0 per cent). An explanation of the relationship between tax (expense) credit and accounting profit is set out below.

	2021	2020	2019
	£m	£m	£m
Profit before tax	6,902	1,226	4,393
UK corporation tax thereon	(1,311)	(233)	(835)
Impact of surcharge on banking profits	(439)	(107)	(364)
Non-deductible costs: conduct charges	(185)	(24)	(370)
Non-deductible costs: bank levy	(22)	(38)	(43)
Other non-deductible costs	(83)	(74)	(121)
Non-taxable income	40	59	40
Tax relief on coupons on other equity instruments	81	86	89
Tax-exempt gains on disposals	140	81	102
Tax losses where no deferred tax recognised	(1)	(58)	18
Remeasurement of deferred tax due to rate changes	954	350	(6)
Differences in overseas tax rates	(19)	15	(14)
Policyholder tax	(63)	(46)	(67)
Policyholder deferred tax asset in respect of life assurance expenses	(69)	49	(53)
Adjustments in respect of prior years	(40)	104	237
Tax effect of share of results of joint ventures	—	(3)	—
Tax (expense) credit	(1,017)	161	(1,387)
The tax expense in 2021 included the impact of non-deductible conduct charges which were significantly greater than in 2020, reflecting the Group's best estimate of tax-deductibility of provisions made in the year, and the non-deductible FCA fine in relation to the past communication of historical home insurance renewals.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 15: EARNINGS PER SHARE

	2021	2020	2019
	£m	£m	£m
Profit attributable to ordinary shareholders – basic and diluted	5,355	865	2,459

	2021	2020	2019
	million	million	million
Weighted-average number of ordinary shares in issue – basic	70,937	70,606	70,603
Adjustment for share options and awards	848	650	682
Weighted-average number of ordinary shares in issue – diluted	71,785	71,256	71,285
Basic earnings per share	7.5p	1.2p	3.5p
Diluted earnings per share	7.5p	1.2p	3.4p
Basic earnings per share are calculated by dividing the net profit attributable to equity shareholders by the weighted-average number of ordinary shares in issue during the year, which has been calculated after deducting 19 million (2020: 28 million; 2019: 25 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.
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
There were 143 million anti-dilutive share options and awards excluded from the calculation of diluted earnings per share (2020: 647 million; 2019: 24 million).
NOTE 16: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
These assets are comprised as follows:

	2021			2020
	Trading assets	Other financial assets mandatorily at fair value through profit or loss	Total	Trading assets	Other financial assets mandatorily at fair value through profit or loss	Total
	£m	£m	£m	£m	£m	£m
Loans and advances to banks	486	3,684	4,170	229	4,238	4,467
Loans and advances to customers	14,435	10,933	25,368	12,765	11,244	24,009
Debt securities:
Government securities	6,579	11,101	17,680	7,574	13,048	20,622
Other public sector securities	—	2,731	2,731	—	2,354	2,354
Bank and building society certificates of deposit	—	6,297	6,297	—	4,841	4,841
Asset-backed securities:
Mortgage-backed securities	12	421	433	7	460	467
Other asset-backed securities	3	272	275	4	261	265
Corporate and other debt securities	245	19,557	19,802	246	17,888	18,134
	6,839	40,379	47,218	7,831	38,852	46,683
Treasury and other bills	—	19	19	—	18	18
Contracts held with reinsurers[1]	—	12,371	12,371	—	19,543	19,543
Equity shares	—	117,625	117,625	—	96,449	96,449
Total	21,760	185,011	206,771	20,825	170,344	191,169
1Previously included within assets arising from reinsurance contracts held.
Other financial assets at fair value through profit or loss include assets backing insurance contracts and investment contracts of £179,988 million (31 December 2020: £165,448 million). Included within these assets are investments in unconsolidated structured entities of £74,916 million (31 December 2020: £55,235 million), see note 47.
For amounts included above which are subject to repurchase and reverse repurchase agreements see note 51.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS
The fair values and notional amounts of derivative instruments are set out in the following table:

	2021			2020
	Contract/ notional amount	Fair value assets	Fair value liabilities	Contract/ notional amount	Fair value assets	Fair value liabilities
	£m	£m	£m	£m	£m	£m
Trading and other
Exchange rate contracts:
Spot, forwards and futures	60,638	611	663	49,400	882	764
Currency swaps	319,882	3,451	3,171	350,882	5,469	6,161
Options purchased	5,045	371	—	5,769	428	—
Options written	5,660	—	428	7,560	—	489
	391,225	4,433	4,262	413,611	6,779	7,414
Interest rate contracts:
Interest rate swaps	3,582,028	14,775	10,814	5,669,551	18,577	15,799
Forward rate agreements	6,437	1	1	633,279	8	6
Options purchased	19,145	1,907	—	24,087	3,053	—
Options written	18,483	—	1,590	19,735	—	2,746
Futures	214,983	19	13	275,377	6	13
	3,841,076	16,702	12,418	6,622,029	21,644	18,564
Credit derivatives	6,740	95	175	7,707	108	174
Equity and other contracts	12,539	735	878	10,058	266	477
Total derivative assets/liabilities – trading and other	4,251,580	21,965	17,733	7,053,405	28,797	26,629
Hedging
Derivatives designated as fair value hedges:
Interest rate and other swaps	172,695	46	308	215,325	467	256
Currency swaps	34	7	—	36	11	—
	172,729	53	308	215,361	478	256
Derivatives designated as cash flow hedges:
Interest rate swaps	109,093	6	1	326,386	295	265
Currency swaps	1,895	27	18	5,829	43	163
	110,988	33	19	332,215	338	428
Total derivative assets/liabilities – hedging	283,717	86	327	547,576	816	684
Total recognised derivative assets/liabilities	4,535,297	22,051	18,060	7,600,981	29,613	27,313
The notional amount of the contract does not represent the Group’s exposure to credit risk, which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure; a large proportion of the Group's derivatives are held through exchanges such as London Clearing House and are collateralised through those exchanges. Further details are provided in note 51 Credit risk.
The Group holds derivatives as part of the following strategies:
–Customer driven, where derivatives are held as part of the provision of risk management products to Group customers
–To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 51
–Derivatives held in policyholder funds as permitted by the investment strategies of those funds
The principal derivatives used by the Group are as follows:
–Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date
–Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date
–Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS continued
–Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date
Details of the Group’s hedging instruments are set out below:

	Maturity
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
At 31 December 2021	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Cross currency swap
Notional	—	—	—	—	34	34
Average fixed interest rate	—	—	—	—	1.28%
Average EUR/GBP exchange rate	—	—	—	—	1.38
Interest rate swap
Notional	1,396	2,784	18,568	121,878	28,069	172,695
Average fixed interest rate	2.84%	1.31%	0.95%	0.68%	1.94%
Cash flow hedges
Foreign exchange
Currency swap
Notional	46	200	821	828	—	1,895
Average USD/GBP exchange rate	1.36	1.36	1.36	1.35	1.27
Interest rate
Interest rate swap
Notional	1,000	625	10,428	58,896	38,144	109,093
Average fixed interest rate	0.00%	0.23%	0.55%	0.81%	0.65%

	Maturity
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
At 31 December 2020	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Cross currency swap
Notional	—	—	—	—	36	36
Average fixed interest rate	—	—	—	—	1.28%
Average EUR/GBP exchange rate	—	—	—	—	1.38
Interest rate swap
Notional	6,032	6,031	39,811	136,527	26,924	215,325
Average fixed interest rate	2.01%	1.69%	1.42%	1.26%	2.36%
Cash flow hedges
Foreign exchange
Currency swap
Notional	28	469	1,274	1,505	2,553	5,829
Average USD/GBP exchange rate	1.30	1.33	1.30	1.32	1.32
Interest rate
Interest rate swap
Notional	5,026	11,614	42,364	169,499	97,883	326,386
Average fixed interest rate	1.09%	1.05%	1.16%	1.55%	2.31%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS continued
The carrying amounts of the Group’s hedging instruments are as follows:

	Carrying amount of the hedging instrument
	Contract/ notional amount	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness
At 31 December 2021	£m	£m	£m	£m
Fair value hedges
Interest rate
Currency swaps	34	7	—	(2)
Interest rate swaps	172,695	46	308	946
Cash flow hedges
Foreign exchange
Currency swaps	1,895	27	18	(6)
Interest rate
Interest rate swaps	109,093	6	1	(2,642)

	Carrying amount of the hedging instrument
	Contract/ notional amount	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness
At 31 December 2020	£m	£m	£m	£m
Fair value hedges
Interest rate
Currency swaps	36	11	—	1
Interest rate swaps	215,325	467	256	987
Cash flow hedges
Foreign exchange
Currency swaps	5,829	43	163	(132)
Interest rate
Interest rate swaps	326,386	295	265	603
All amounts are held within derivative financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS continued
The Group’s hedged items are as follows:

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedging reserve
						Continuing hedges	Discontinued hedges
	Assets	Liabilities	Assets	Liabilities
At 31 December 2021	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	88,791	—	(872)	—	(2,080)
Fixed rate issuance[2]	—	58,648	—	1,967	2,071
Fixed rate bonds[3]	25,019	—	342	—	(758)
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					(15)	(28)	76
Customer deposits[4]					21	—	—
Interest rate
Customer loans[1]					1,873	(742)	378
Central bank balances[5]					767	(212)	(78)
Customer deposits[4]					(110)	43	(109)

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedging reserve
						Continuing hedges	Discontinued hedges
	Assets	Liabilities	Assets	Liabilities
At 31 December 2020	£m	£m	£m	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	125,181	—	661	—	355
Fixed rate issuance[2]	—	68,539	—	4,253	(1,437)
Fixed rate bonds[3]	24,111	—	1,178	—	641
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					60	(83)	130
Customer deposits[4]					74	13	(41)
Interest rate
Customer loans[1]					(510)	1,918	6
Central bank balances[5]					(141)	135	270
Customer deposits[4]					33	(203)	84
1Included within loans and advances to customers.
2Included within debt securities in issue.
3Included within financial assets at fair value through other comprehensive income.
4Included within customer deposits.
5Included within cash and balances at central banks.
The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a liability of £1,071 million relating to fixed rate issuances of £793 million and mortgages of £278 million (2020: liability of £761 million relating to fixed rate issuances only).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS continued
Gains and losses arising from hedge accounting are summarised as follows:

	Gain (loss) recognised in other comprehensive income[1]	Hedge ineffectiveness recognised in the income statement[2]	Amounts reclassified from reserves to income statement as:
			Hedged cash flows will no longer occur	Hedged item affected income statement	Income statement line item that includes reclassified amount
At 31 December 2021	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages		207
Fixed rate issuance		(23)
Fixed rate bonds		(7)
Cash flow hedges
Foreign exchange
Foreign currency issuance	1	—	3	(18)	Interest expense
Customer deposits	28	—	—	—	Interest expense
Interest rate
Customer loans	(2,286)	(43)	—	(456)	Interest income
Central bank balances	(695)	(27)	—	(180)	Interest income
Customer deposits	52	1	—	30	Interest expense

	Gain (loss) recognised in other comprehensive income[1]	Hedge ineffectiveness recognised in the income statement[2]	Amounts reclassified from reserves to income statement as:
			Hedged cash flows will no longer occur	Hedged item affected income statement	Income statement line item that includes reclassified amount
At 31 December 2020	£m	£m	£m	£m
Fair value hedges
Interest rate
Fixed rate mortgages		570
Fixed rate issuance		(32)
Fixed rate bonds		9
Cash flow hedges
Foreign exchange
Foreign currency issuance	(129)	—	(6)	(62)	Interest expense
Customer deposits	3	—	—	5	Interest expense
Interest rate
Customer loans	285	(7)	—	(377)	Interest income
Central bank balances	97	5	—	(79)	Interest income
Customer deposits	(22)	—	—	23	Interest expense
1Comprising the change in fair value of the hedging derivatives (a loss of £2,279 million; 2020: gain of £730 million) and the amounts reclassified from reserves to the income statement (negative £621 million; 2020: negative £496 million).
2Hedge ineffectiveness is included in the income statement within net trading income.
There was a loss of £3 million (2020: gain of £6 million) reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST
Year ended 31 December 2021

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances to banks and reverse repurchase agreements
At 1 January 2021	10,752	—	—	—	10,752	6	—	—	—	6
Exchange and other adjustments	(42)	—	—	—	(42)	—	—	—	—	—
Additions and repayments	(176)	—	—	—	(176)	—	—	—	—	—
Other changes in credit quality						(5)	—	—		(5)
Credit to the income statement						(5)	—	—	—	(5)
At 31 December 2021	10,534	—	—	—	10,534	1	—	—	—	1
Allowance for impairment losses	(1)	—	—	—	(1)
Net carrying amount	10,533	—	—	—	10,533

Loans and advances to customers and reverse repurchase agreements
At 1 January 2021	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760
Exchange and other adjustments[1]	(2,821)	(39)	(81)	68	(2,873)	(3)	(6)	(1)	121	111
Transfers to Stage 1	18,705	(18,665)	(40)		—	564	(553)	(11)		—
Transfers to Stage 2	(12,009)	12,724	(715)		—	(48)	155	(107)		—
Transfers to Stage 3	(872)	(1,822)	2,694		—	(13)	(220)	233		—
Impact of transfers between stages	5,824	(7,763)	1,939		—	(428)	195	221		(12)
						75	(423)	336		(12)
Other changes in credit quality						(245)	(271)	255	(48)	(309)
Additions and repayments	14,311	(8,926)	(1,007)	(1,565)	2,813	(221)	(346)	(99)	(87)	(753)
Methodology and model changes						(63)	15	6	—	(42)
(Credit) charge to the income statement						(454)	(1,025)	498	(135)	(1,116)
Advances written off			(1,058)	(37)	(1,095)			(1,058)	(37)	(1,095)
Recoveries of advances written off in previous years			160	—	160			160	—	160
At 31 December 2021	451,257	34,931	6,443	10,977	503,608	915	1,114	1,581	210	3,820
Allowance for impairment losses	(915)	(1,114)	(1,581)	(210)	(3,820)
Net carrying amount	450,342	33,817	4,862	10,767	499,788

Debt securities
At 1 January 2021	5,406	—	2	—	5,408	1	—	2	—	3
Exchange and other adjustments	(20)	—	—	—	(20)	—	—	—	—	—
Transfers to Stage 2	(6)	6	—		—	—	—	—		—
Impact of transfers between stages	(6)	6	—		—	—	—	—		—
						—	—	—		—
Additions and repayments	1,447	3	—	—	1,450	—	—	—	—	—
Charge to the income statement						—	—	—	—	—
At 31 December 2021	6,827	9	2	—	6,838	1	—	2	—	3
Allowance for impairment losses	(1)	—	(2)	—	(3)
Net carrying amount	6,826	9	—	—	6,835
Total financial assets at amortised cost	467,701	33,826	4,862	10,767	517,156
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
The total allowance for impairment losses includes £95 million (2020: £192 million) in respect of residual value impairment and voluntary terminations within the Group’s UK motor finance business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued
Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail – UK mortgages
At 1 January 2021	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Exchange and other adjustments[1]	—	—	—	68	68	—	—	18	121	139
Transfers to Stage 1	10,109	(10,105)	(4)		—	66	(66)	—		—
Transfers to Stage 2	(6,930)	7,425	(495)		—	(5)	37	(32)		—
Transfers to Stage 3	(147)	(942)	1,089		—	—	(35)	35		—
Impact of transfers between stages	3,032	(3,622)	590		—	(58)	84	48		74
						3	20	51		74
Other changes in credit quality						(14)	(32)	(30)	(48)	(124)
Additions and repayments	19,179	(3,598)	(490)	(1,565)	13,526	8	(52)	(33)	(87)	(164)
Methodology and model changes						(53)	(10)	6	—	(57)
Credit to the income statement						(56)	(74)	(6)	(135)	(271)
Advances written off			(28)	(37)	(65)			(28)	(37)	(65)
Recoveries of advances written off in previous years			9	—	9			9	—	9
At 31 December 2021	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836
Allowance for impairment losses	(48)	(394)	(184)	(210)	(836)
Net carrying amount	273,581	21,404	1,756	10,767	307,508
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
Undrawn balances
At 1 January 2021	212	234	13	—	459
Exchange and other adjustments	(1)	(2)	1	—	(2)
Transfers to Stage 1	78	(78)	—		—
Transfers to Stage 2	(8)	8	—		—
Transfers to Stage 3	(1)	(6)	7		—
Impact of transfers between stages	(69)	18	(4)		(55)
	—	(58)	3		(55)
Other items credited to the income statement	(102)	(88)	(12)	—	(202)
Credit to the income statement	(102)	(146)	(9)	—	(257)
At 31 December 2021	109	86	5	—	200
The Group's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
In respect of:
Loans and advances to banks and reverse repurchase agreements	1	—	—	—	1
UK mortgages	48	394	184	210	836
Other	867	720	1,397	—	2,984
Loans and advances to customers and reverse repurchase agreements	915	1,114	1,581	210	3,820
Debt securities	1	—	2	—	3
Financial assets at amortised cost	917	1,114	1,583	210	3,824
Other assets	—	—	18	—	18
Provisions in relation to loan commitments and financial guarantees	109	86	5	—	200
Total	1,026	1,200	1,606	210	4,042
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	3	—	—	—	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued
Year ended 31 December 2020

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances to banks and reverse repurchase agreements
At 1 January 2020	9,777	—	—	—	9,777	2	—	—	—	2
Exchange and other adjustments	50	—	—	—	50	(1)	—	—	—	(1)
Additions and repayments	925	—	—	—	925	—	—	—	—	—
Charge to the income statement						5	—	—	—	5
At 31 December 2020	10,752	—	—	—	10,752	6	—	—	—	6
Allowance for impairment losses	(6)	—	—	—	(6)
Net carrying amount	10,746	—	—	—	10,746

Loans and advances to customers and reverse repurchase agreements
At 1 January 2020	449,975	28,543	6,015	13,714	498,247	675	995	1,447	142	3,259
Exchange and other adjustments[1]	1,308	(59)	(422)	(8)	819	—	(1)	7	21	27
Transfers to Stage 1	4,972	(4,956)	(16)		—	146	(143)	(3)		—
Transfers to Stage 2	(28,855)	29,467	(612)		—	(218)	268	(50)		—
Transfers to Stage 3	(1,633)	(2,031)	3,664		—	(9)	(156)	165		—
Impact of transfers between stages	(25,516)	22,480	3,036		—	(85)	883	569		1,367
						(166)	852	681		1,367
Other changes in credit quality						857	(16)	1,196	167	2,204
Additions and repayments	8,176	695	(802)	(1,156)	6,913	50	145	(38)	(30)	127
Methodology and model changes						(44)	170	26	—	152
Charge to the income statement						697	1,151	1,865	137	3,850
Advances written off			(1,587)	(39)	(1,626)			(1,587)	(39)	(1,626)
Recoveries of advances written off in previous years			250	—	250			250	—	250
At 31 December 2020	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760
Allowance for impairment losses	(1,372)	(2,145)	(1,982)	(261)	(5,760)
Net carrying amount	432,571	49,514	4,508	12,250	498,843

Debt securities
At 1 January 2020	5,544	—	3	—	5,547	—	—	3	—	3
Exchange and other adjustments	(21)	—	—	—	(21)	—	—	—	—	—
Additions and repayments	(117)	—	—	—	(117)	—	—	—	—	—
Charge to the income statement						1	—	—	—	1
Financial assets that have been written off during the year			(1)	—	(1)			(1)	—	(1)
At 31 December 2020	5,406	—	2	—	5,408	1	—	2	—	3
Allowance for impairment losses	(1)	—	(2)	—	(3)
Net carrying amount	5,405	—	—	—	5,405
Total financial assets at amortised cost	448,722	49,514	4,508	12,250	514,994
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued
Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail – UK mortgages
At 1 January 2020	257,043	16,935	1,506	13,714	289,198	23	281	122	142	568
Exchange and other adjustments[1]	—	—	—	(8)	(8)	—	—	20	21	41
Transfers to Stage 1	2,418	(2,414)	(4)		—	17	(17)	—		—
Transfers to Stage 2	(16,463)	16,882	(419)		—	(4)	22	(18)		—
Transfers to Stage 3	(199)	(974)	1,173		—	—	(35)	35		—
Impact of transfers between stages	(14,244)	13,494	750		—	(15)	198	66		249
						(2)	168	83		249
Other changes in credit quality						63	(26)	(23)	167	181
Additions and repayments	8,619	(1,411)	(375)	(1,156)	5,677	14	(15)	(13)	(30)	(44)
Methodology and model changes						6	60	24	—	90
Charge to the income statement						81	187	71	137	476
Advances written off			(37)	(39)	(76)			(37)	(39)	(76)
Recoveries of advances written off in previous years			15	—	15			15	—	15
At 31 December 2020	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Allowance for impairment losses	(104)	(468)	(191)	(261)	(1,024)
Net carrying amount	251,314	28,550	1,668	12,250	293,782
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
Undrawn balances
At 1 January 2020	95	77	5	—	177
Exchange and other adjustments	(6)	(1)	—	—	(7)
Transfers to Stage 1	19	(19)	—		—
Transfers to Stage 2	(11)	11	—		—
Transfers to Stage 3	(1)	(6)	7		—
Impact of transfers between stages	(10)	102	10		102
	(3)	88	17		102
Other items charged (credited) to the income statement	126	70	(9)	—	187
Charge to the income statement	123	158	8	—	289
At 31 December 2020	212	234	13	—	459
The Group's total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
In respect of:
Loans and advances to banks and reverse repurchase agreements	6	—	—	—	6
UK mortgages	104	468	191	261	1,024
Other	1,268	1,677	1,791	—	4,736
Loans and advances to customers and reverse repurchase agreements	1,372	2,145	1,982	261	5,760
Debt securities	1	—	2	—	3
Financial assets at amortised cost	1,379	2,145	1,984	261	5,769
Other assets	—	—	19	—	19
Provisions in relation to loan commitments and financial guarantees	212	234	13	—	459
Total	1,591	2,379	2,016	261	6,247
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	—	—	—	—	—

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
Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.
NOTE 19: FINANCE LEASE RECEIVABLES
The Group's finance lease receivables are classified as loans and advances to customers and accounted for at amortised cost. The balance is analysed as follows:

	2021	2020
	£m	£m
Not later than 1 year	346	314
Later than 1 year and not later than 2 years	143	187
Later than 2 years and not later than 3 years	230	150
Later than 3 years and not later than 4 years	118	199
Later than 4 years and not later than 5 years	54	118
Later than 5 years	337	758
Gross investment in finance leases	1,228	1,726
Unearned future finance income on finance leases	(232)	(526)
Rentals received in advance	(14)	(18)
Net investment in finance leases	982	1,182
The net investment in finance leases represents amounts recoverable as follows:

	2021	2020
	£m	£m
Not later than 1 year	277	235
Later than 1 year and not later than 2 years	110	135
Later than 2 years and not later than 3 years	200	105
Later than 3 years and not later than 4 years	96	160
Later than 4 years and not later than 5 years	38	88
Later than 5 years	261	459
Net investment in finance leases	982	1,182
Equipment leased to customers under finance leases primarily relates to structured financing transactions to fund the purchase of aircraft, ships and other large individual value items. There was an allowance for uncollectable finance lease receivables included in the allowance for impairment losses of £18 million (2020: £22 million).
NOTE 20: FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2021	2020
	£m	£m
Debt securities:
Government securities	14,613	14,286
Asset-backed securities:
Other asset-backed securities	70	180
Corporate and other debt securities	13,134	12,935
	27,817	27,401
Treasury and other bills	85	36
Equity shares	235	166
Total financial assets at fair value through other comprehensive income	28,137	27,603
All assets were assessed at Stage 1 at 31 December 2020 and 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 21: INVESTMENTS IN JOINT VENTURES AND ASSOCIATES
The Group's share of results of, and investments in, equity accounted joint ventures and associates comprises:

	Joint ventures			Associates			Total
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Share of income statement amounts:
Income	90	72	66	4	4	(1)	94	76	65
Expenses	(80)	(78)	(59)	(11)	(11)	—	(91)	(89)	(59)
Impairment	—	—	—	—	—	—	—	—	—
Profit (loss) before tax	10	(6)	7	(7)	(7)	(1)	3	(13)	6
Tax	(1)	—	—	—	—	—	(1)	—	—
Share of post-tax results	9	(6)	7	(7)	(7)	(1)	2	(13)	6
Share of other comprehensive income	—	—	—	—	—	—	—	—	—
Share of total comprehensive income	9	(6)	7	(7)	(7)	(1)	2	(13)	6

Share of balance sheet amounts:
Current assets	421	437		23	12		444	449
Non-current assets	169	158		12	7		181	165
Current liabilities	(142)	(148)		(5)	(2)		(147)	(150)
Non-current liabilities	(126)	(168)		—	—		(126)	(168)
Share of net assets at 31 December	322	279		30	17		352	296

Movement in investments over the year:
At 1 January	279	293		17	11		296	304
Additional investments	34	3		20	13		54	16
Repayment of capital	—	(11)		—	—		—	(11)
Share of post-tax results	9	(6)		(7)	(7)		2	(13)
Share of net assets at 31 December	322	279		30	17		352	296
The Group's unrecognised share of losses of associates for the year was £nil (2020: £nil; 2019: £nil). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group's unrecognised share of losses net of unrecognised profits on a cumulative basis of associates is £2 million (2020: £2 million; 2019: £17 million) and of joint ventures is £5 million (2020: £5 million; 2019: £3 million).
Where entities have statutory accounts drawn up to a date other than 31 December management accounts are used when accounting for them by the Group.
Included within the investment in joint ventures at 31 December 2021 is £73 million of lending carried at amortised cost.
NOTE 22: GOODWILL

	2021	2020
	£m	£m
At 1 January	2,320	2,324
Impairment charged to the income statement	—	(4)
At 31 December	2,320	2,320
Cost[1]	2,664	2,664
Accumulated impairment losses	(344)	(344)
At 31 December	2,320	2,320
1For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.
The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,320 million (2020: £2,320 million), £1,836 million, or 79 per cent (2020: £1,836 million, 79 per cent) has been allocated to Scottish Widows in the Group’s Insurance and Wealth division; £302 million, or 13 per cent (2020: £302 million, 13 per cent) has been allocated to the credit card business in the Group’s Retail division; and £166 million, or 7 per cent (2020: £166 million, 7 per cent) to Motor Finance in the Group’s Retail division.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 22: GOODWILL continued
The recoverable amount of the goodwill relating to Scottish Widows has been based on a value-in-use calculation. The calculation uses pre-tax projections of future cash flows based upon budgets and plans approved by management covering a three-year period, the related run-off of existing business in-force and a discount rate (pre-tax) of 8.8 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes, product mix and margins having regard to expected market conditions (which will reflect current and future risks, such as climate and expected economic activity conditions) and competitor activity. The discount rate is determined with reference to internal measures and available industry information. New business cash flows beyond the three-year period have been extrapolated using a steady 3.5 per cent growth rate which does not exceed the long-term average growth rate for the life assurance market. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the goodwill relating to Scottish Widows to fall below its balance sheet carrying value.
The recoverable amount of the goodwill relating to Motor Finance has also been based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10.25 per cent. The cash flows beyond the four-year period are extrapolated using a growth rate of 3.5 per cent which does not exceed the long-term average growth rates for the markets in which Motor Finance participates. Management believes that any reasonably possible change in the key assumptions, including from the impacts of climate change or climate-related legislation, would not cause the recoverable amount of the goodwill relating to Motor Finance to fall below the balance sheet carrying value. The impairment charge of £4 million in 2020 related to the goodwill arising on a small, separable acquisition a number of years ago.
The recoverable amount of the goodwill relating to the Cards business has been based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10.25 per cent. The cash flows beyond the four-year period assume 3.5 per cent growth. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the goodwill relating to the Cards business to fall below the balance sheet carrying value.
NOTE 23: VALUE OF IN-FORCE BUSINESS
Key assumptions
The impacts of reasonably possible changes in the key assumptions made in respect of the Group's life insurance business, which include the impact on the value of in-force business, are disclosed in note 31.
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
The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds and illiquid loan assets. The value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of corporate bond holdings and relevant illiquid loan assets. In determining the market premium for illiquidity, a range of inputs are considered which reflect actual asset allocation and relevant observable market data. The illiquidity premium is estimated to be 88 basis points at 31 December 2021 (31 December 2020: 77 basis points).
The risk-free rate is derived from the relevant swap curve with a deduction for credit risk.
The table below shows the resulting range of yields and other key assumptions at 31 December:

	2021	2020
	%	%
Risk-free rate (value of in-force non-annuity business)[1]	(0.16) to 3.60	(0.36) to 3.75
Risk-free rate (value of in-force annuity business)[1]	0.72 to 4.49	0.41 to 4.53
Risk-free rate (financial options and guarantees)[1]	(0.16) to 3.60	(0.36) to 3.75
Retail price inflation	3.28	3.00
Expense inflation	3.58	3.30
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
The value of in-force business asset in the consolidated balance sheet is comprised as follows:

	2021	2020
	£m	£m
Acquired value of in-force non-participating investment contracts	197	221
Value of in-force insurance and participating investment contracts	5,317	5,396
Total value of in-force business	5,514	5,617
The movement in the acquired value of in-force non-participating investment contracts over the year is as follows:

	2021	2020
	£m	£m
At 1 January	221	247
Amortisation (note 11)	(24)	(26)
At 31 December	197	221
The acquired value of in-force non-participating investment contracts includes £119 million (2020: £134 million) in relation to OEIC business.
Movement in value of in-force business
The movement in the value of in-force insurance and participating investment contracts over the year is as follows:

	2021	2020
	£m	£m
At 1 January	5,396	5,311
Exchange and other adjustments	(9)	9
Movements in the year:
New business	321	361
Existing business:
Expected return	(355)	(297)
Experience variances	84	(82)
Assumption changes	(465)	141
Economic variance	345	(47)
Movement in the value of in-force business (note 9)	(70)	76
At 31 December	5,317	5,396
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 24: OTHER INTANGIBLE ASSETS

	Brands	Core deposit intangible	Purchased credit card relationships	Customer- related intangibles	Capitalised software enhancements	Total
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2020	596	2,770	1,002	538	4,958	9,864
Additions	—	—	—	—	991	991
Disposals	—	—	—	—	(55)	(55)
At 31 December 2020	596	2,770	1,002	538	5,894	10,800
Exchange and other adjustments	—	—	—	—	—	—
Additions	—	—	—	—	1,017	1,017
Disposals and write-offs	—	—	—	—	(460)	(460)
At 31 December 2021	596	2,770	1,002	538	6,451	11,357
Accumulated amortisation:
At 1 January 2020	216	2,770	481	538	2,051	6,056
Exchange and other adjustments	—	—	—	—	(1)	(1)
Charge for the year (note 11)	—	—	70	—	590	660
Disposals	—	—	—	—	(55)	(55)
At 31 December 2020	216	2,770	551	538	2,585	6,660
Exchange and other adjustments	—	—	—	—	(1)	(1)
Charge for the year (note 11)	—	—	70	—	892	962
Disposals and write-offs	—	—	—	—	(460)	(460)
At 31 December 2021	216	2,770	621	538	3,016	7,161
Balance sheet amount at 31 December 2021	380	—	381	—	3,435	4,196
Balance sheet amount at 31 December 2020	380	—	451	—	3,309	4,140
Brands arising from the acquisition of Bank of Scotland in 2009 are recognised on the Group's balance sheet and have been determined to have an indefinite useful life. The carrying value at 31 December 2021 was £380 million (2020: £380 million). The Bank of Scotland name has been in existence for over 300 years and there are no indications that the brand should not have an indefinite useful life. The recoverable amount has been based on a value-in-use calculation. The calculation uses post-tax projections for a six-year period of the income generated by the Bank of Scotland cost generating unit, a discount rate of 10.25 per cent and a future growth rate of 3.5 per cent. Management believes that any reasonably possible change in the key assumptions would not cause the recoverable amount of the Bank of Scotland brand to fall below its balance sheet carrying value.
NOTE 25: OTHER ASSETS

	2021	2020
	£m	£m
Property, plant and equipment:
Investment properties (see below)	3,612	3,347
Premises	817	885
Equipment	1,634	2,062
Operating lease assets (see below)	4,196	3,960
Right-of-use assets (note 26)	1,318	1,500
	11,577	11,754
Settlement balances	434	1,389
Prepayments	1,022	1,232
Reinsurance assets	759	842
Deferred acquisition and origination costs	64	74
Other assets	1,593	1,555
Total other assets	15,449	16,846

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 25: OTHER ASSETS continued
Investment properties
Investment properties are valued by external Chartered Surveyors using industry standard techniques based on guidance from the Royal Institute of Chartered Surveyors. The valuation methodology includes an assessment of general market conditions and sector level transactions and takes account of expectations of occupancy rates, rental income and growth. Properties undergo individual scrutiny using cash flow analysis to factor in the timing of rental reviews, capital expenditure, lease incentives, dilapidation and operating expenses; these reviews utilise both observable and unobservable inputs. Within the fair value hierarchy, all of the Group’s investment properties are categorised as level 3 (see note 48 for details of levels in the fair value hierarchy). The table below analyses movements in level 3 investment properties, which are carried at fair value.

	2021	2020
	£m	£m
At 1 January	3,347	3,553
Acquisition of new properties	18	61
Additional expenditure on existing properties	68	21
Change in fair value (note 7)	575	(209)
Disposals	(396)	(79)
At 31 December	3,612	3,347
Rental income of £186 million (2020: £191 million) and direct operating expenses of £25 million (2020: £32 million) arising from investment properties that generate rental income have been recognised in the income statement.
Capital expenditure in respect of investment properties which had been contracted for but not recognised in the financial statements was £78 million (2020: £38 million).
Operating lease assets where the Group is lessor
Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2021	2020
	£m	£m
Within 1 year	848	864
1 to 2 years	561	548
2 to 3 years	288	274
3 to 4 years	86	78
4 to 5 years	8	7
Over 5 years	—	—
Total future minimum rentals receivable	1,791	1,771
Operating lease assets at 31 December 2021 of £4,196 million included £728 million relating to electric vehicles, an increase of 128 per cent on 2020, £2,531 million relating to internal combustion engine vehicles, a decrease of 15 per cent on 2020, £928 million relating to hybrid vehicles, an increase of 41 per cent on 2020 and £9 million of other assets.
NOTE 26: LESSEE DISCLOSURES
The table below sets out the movement in the Group’s right-of-use assets, which are primarily in respect of premises, and are recognised within other assets (note 25).

	2021	2020
	£m	£m
At 1 January	1,500	1,669
Exchange and other adjustments	(9)	(1)
Additions	73	142
Disposals	(18)	(82)
Depreciation charge for the year	(228)	(228)
At 31 December	1,318	1,500
The Group’s lease liabilities are recognised within other liabilities (note 33). The maturity analysis of the Group’s lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 51.
The total cash outflow for leases in the year ended 31 December 2021 was £256 million. The amount recognised within interest expense in respect of lease liabilities is disclosed in note 5.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 27: FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2021	2020
	£m	£m
Liabilities designated at fair value through profit or loss:
Debt securities in issue	6,537	6,828
Other	4	—
	6,541	6,828
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	14,962	14,996
Other deposits	—	6
Short positions in securities	1,620	816
	16,582	15,818
Total financial liabilities at fair value through profit or loss	23,123	22,646
Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.
The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2021 was £10,558 million, which was £4,021 million higher than the balance sheet carrying value (2020: £11,503 million, which was £4,675 million higher than the balance sheet carrying value). At 31 December 2021 there was a cumulative £195 million increase in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount, an increase of £86 million arose in 2021 and an increase of £75 million arose in 2020.
For the fair value of collateral pledged in respect of repurchase agreements see note 51.
In addition to the liabilities above, the Group's non-participating investment contracts (see note 32) are held at fair value through profit or loss.
NOTE 28: DEBT SECURITIES IN ISSUE

	2021	2020
	£m	£m
Medium-term notes issued	37,354	42,621
Covered bonds (note 29)	17,409	23,980
Certificates of deposit issued	4,454	7,998
Securitisation notes (note 29)	3,672	4,406
Commercial paper	8,663	8,392
Total debt securities in issue	71,552	87,397
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 29: SECURITISATIONS AND COVERED BONDS continued
The Group’s principal securitisation and covered bond programmes, together with the balances of the advances subject to these arrangements and the carrying value of the notes in issue at 31 December, are listed below. The notes in issue are reported in note 28.

	2021		2020
	Loans and advances securitised	Notes in issue	Loans and advances securitised	Notes in issue
	£m	£m	£m	£m
Securitisation programmes
UK residential mortgages	18,741	16,703	23,984	21,640
Commercial loans	388	1,839	2,884	4,004
Credit card receivables	11,615	8,474	5,890	4,340
Motor vehicle finance	235	251	1,826	1,915
Dutch residential mortgages	427	448	—	—
	31,406	27,715	34,584	31,899
Less held by the Group		(24,010)		(27,448)
Total securitisation programmes (notes 27 and 28)[1]		3,705		4,451
Covered bond programmes
Residential mortgage-backed	35,896	16,909	33,980	23,480
Social housing loan-backed	833	500	980	600
	36,729	17,409	34,960	24,080
Less held by the Group		—		(100)
Total covered bond programmes (note 28)		17,409		23,980
Total securitisation and covered bond programmes		21,114		28,431
1Includes £33 million (2020: £45 million) of securitisation notes held at fair value through profit or loss.
Cash deposits of £3,558 million (2020: £3,930 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the Group. Additionally, the Group has certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2021 these obligations had not been triggered; the maximum exposure under these facilities was £52 million (2020: £52 million).
The Group has a number of covered bond programmes, for which limited liability partnerships have been established to ring-fence asset pools and guarantee the covered bonds issued by the Group. At the reporting date the Group had over-collateralised these programmes as set out in the table above to meet the terms of the programmes, to secure the rating of the covered bonds and to provide operational flexibility. From time to time, the obligations of the Group to provide collateral may increase due to the formal requirements of the programmes. The Group may also voluntarily contribute collateral to support the ratings of the covered bonds.
The Group recognises the full liabilities associated with its securitisation and covered bond programmes within debt securities in issue, although the obligations of the Group in respect of its securitisation issuances are limited to the cash flows generated from the underlying assets. The Group could be required to provide additional support to a number of the securitisation programmes to support the credit ratings of the debt securities issued, in the form of increased cash reserves and the holding of subordinated notes. Further, certain programmes contain contractual obligations that require the Group to repurchase assets should they become credit-impaired or as otherwise required by the transaction documents.
The Group has not provided financial or other support by voluntarily offering to repurchase assets from any of its public securitisation programmes during 2021 (2020: none).
NOTE 30: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS
Insurance contract and participating investment contract liabilities are comprised as follows:

	2021			2020
	Gross	Reinsurance[1]	Net	Gross	Reinsurance[1]	Net
	£m	£m	£m	£m	£m	£m
Life insurance (see (1) below):
Insurance contracts	109,200	(740)	108,460	102,424	(820)	101,604
Participating investment contracts	13,623	—	13,623	13,041	—	13,041
	122,823	(740)	122,083	115,465	(820)	114,645
Non-life insurance contracts (see (2) below):
Unearned premiums	312	(16)	296	330	(14)	316
Claims outstanding	288	—	288	265	—	265
	600	(16)	584	595	(14)	581
Total	123,423	(756)	122,667	116,060	(834)	115,226
1Reinsurance balances are reported within other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 30: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued
(1)Life insurance
The movement in life insurance contract and participating investment contract liabilities over the year can be analysed as follows:

	Insurance contracts	Participating investment contracts	Gross	Reinsurance	Net
	£m	£m	£m	£m	£m
At 1 January 2020	96,812	14,063	110,875	(715)	110,160
New business	3,780	28	3,808	(100)	3,708
Changes in existing business	1,832	(1,050)	782	(5)	777
Change in liabilities charged to the income statement (note 10)	5,612	(1,022)	4,590	(105)	4,485
At 31 December 2020	102,424	13,041	115,465	(820)	114,645
New business	3,427	40	3,467	(110)	3,357
Changes in existing business	3,437	570	4,007	190	4,197
Change in liabilities charged to the income statement (note 10)	6,864	610	7,474	80	7,554
Exchange and other adjustments	(88)	(28)	(116)	—	(116)
At 31 December 2021	109,200	13,623	122,823	(740)	122,083
Liabilities for insurance contracts and participating investment contracts can be split into with-profit fund liabilities, accounted for using the PRA’s realistic capital regime (realistic liabilities), and non-profit fund liabilities, accounted for using a prospective actuarial discounted cash flow methodology, as follows:

	2021			2020
	With-profit fund	Non-profit fund	Total	With-profit fund	Non-profit fund	Total
	£m	£m	£m	£m	£m	£m
Insurance contracts	7,232	101,968	109,200	7,824	94,600	102,424
Participating investment contracts	6,641	6,982	13,623	6,475	6,566	13,041
Total	13,873	108,950	122,823	14,299	101,166	115,465
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
–With-profit benefit reserve, the total asset shares for with-profit policies
–Cost of options and guarantees (including guaranteed annuity options)
–Deductions levied against asset shares
–Planned enhancements to with-profits benefits reserve
–Impact of the smoothing policy
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
Guaranteed annuity option take-up rates
Certain pension contracts contain guaranteed annuity options that allow the policyholder to take an annuity benefit on retirement at annuity rates that were guaranteed at the outset of the contract. For contracts that contain such options, key assumptions in determining the cost of options are economic conditions in which the option has value, mortality rates and take-up rates of other options. The financial impact is dependent on the value of corresponding investments, interest rates and longevity at the time of the claim.
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
For those policies written in Scottish Widows pre-demutualisation containing potentially valuable options and guarantees, under the terms of the scheme a separate memorandum account was set up, within the With-Profit Fund originally held in Scottish Widows plc and subsequently transferred into Scottish Widows Limited, called the Additional Account, which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2021 of £2.5 billion (2020: £2.5 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.
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
(iii)Assumptions
Generally, assumptions used to value non-profit fund liabilities are prudent in nature and therefore contain a margin for adverse deviation. This margin for adverse deviation is based on management’s judgement and reflects management’s views on the inherent level of uncertainty. In calculating the value of non-profit fund liabilities, the impacts of COVID-19, that have increased the level of uncertainty, have been considered, in particular in relation to persistency and mortality. The key assumptions used in the measurement of non-profit fund liabilities are:
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
Key changes in assumptions
A detailed review of the Group’s demographic and expense assumptions in 2021 resulted in a net gain of £43 million (2020: net loss of £151 million). The following were the key impacts on profit before tax:
–Change in persistency assumptions (£15 million decrease (2020: £74 million decrease))
–Change in the assumption in respect of current and future mortality and morbidity rates (£149 million increase (2020: £52 million increase))
–Change in expenses assumptions (£94 million decrease (2020: £124 million decrease))
These amounts include the impacts of movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.
(iv)Options and guarantees outside the With-Profit Funds
A number of typical guarantees are provided outside the With-Profit Funds such as guaranteed payments on death (for example term assurance) or guaranteed income for life (e.g. annuities). Caps and floors on inflation-linked increases to benefits and premiums across the annuities and protection business form additional guarantees within the Group's insurance business. Key assumptions affecting the time value of these guarantees are inflation, inflation volatility and interest rates. At 31 December 2021, additional reserves of £102 million were held to cover the time value of these guarantees. In addition, certain personal pension policyholders in Scottish Widows, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £61 million (2020: £65 million) in respect of those guarantees.
(2)Non-life insurance
For non-life insurance contracts, the methodology and assumptions used in relation to determining the bases of the earned premium and claims provisioning levels are derived for each individual underwritten product. Assumptions represent the Group's estimates of the most likely or expected outcome, with a margin added for uncertainty reserves. There has been no significant change in the assumptions and methodologies used for setting reserves.
The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

	2021	2020
	£m	£m
Provisions for unearned premiums
Gross provision at 1 January	330	333
Increase in the year	624	655
Release in the year	(642)	(658)
Change in provision for unearned premiums charged to income statement	(18)	(3)
Gross provision at 31 December	312	330
Reinsurers’ share	(16)	(14)
Net provision at 31 December	296	316
These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

	2021	2020
	£m	£m
Claims outstanding
Gross claims outstanding at 1 January	265	241
Cash paid for claims settled in the year	(305)	(294)
Increase in liabilities charged to the income statement[1]	328	318
	23	24
Gross claims outstanding at 31 December	288	265
Reinsurers’ share	—	—
Net claims outstanding at 31 December	288	265
Notified claims	177	141
Incurred but not reported	111	124
Net claims outstanding at 31 December	288	265
1Of which an increase of £367 million (2020: increase of £362 million) was in respect of current year claims and a decrease of £39 million (2020: decrease of £44 million) was in respect of prior year claims.
These claims liabilities are not discounted because they are typically settled within three years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

		2021		2020
	Change in variable	Increase (reduction) in profit before tax	Increase (reduction) in equity	Increase (reduction) in profit before tax	Increase (reduction) in equity
		£m	£m	£m	£m
Critical accounting estimates
Annuitant mortality[1]	5% reduction	(301)	(244)	(333)	(270)
Future maintenance and investment expenses[2]	10% reduction	355	288	332	269
Widening of credit default spreads[3]	0.25% addition	(433)	(351)	(467)	(378)
Increase in illiquidity premia[4]	0.10% addition	190	154	219	178
Other accounting estimates
Non-annuitant mortality and morbidity[5]	5% reduction	13	11	16	13
Lapse rates[6]	10% reduction	88	71	70	57
Risk-free rate[7]	0.25% reduction	44	35	37	30
Guaranteed annuity option take up8	5% addition	(2)	(2)	(2)	(1)
Equity investment volatility[9]	1% addition	(2)	(1)	(2)	(2)
Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.
1This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.
2This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.
3This sensitivity shows the impact of a 25 basis point increase in credit default spreads on corporate bonds and the corresponding reduction in market values. Swap curves, the risk-free rate and illiquidity premia are all assumed to be unchanged.
4This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premia. It assumes the overall spreads on assets are unchanged and hence market values are unchanged. Swap curves and the non-annuity risk-free rate are both assumed to be unchanged. The increased illiquidity premium increases the annuity risk-free rate.
5This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.
6This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.
7This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.
8This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.
9This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.
NOTE 32: LIABILITIES ARISING FROM NON-PARTICIPATING INVESTMENT CONTRACTS
The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	2021	2020
	£m	£m
At 1 January	38,452	37,459
New business	4,187	2,113
Changes in existing business	2,401	(1,120)
At 31 December	45,040	38,452
The balances above are shown gross of reinsurance. As at 31 December 2021, related reinsurance balances were £3 million (2020: £8 million); reinsurance balances are reported within assets. Liabilities arising from non-participating investment contracts are categorised as level 2. See note 48 for details of levels in the fair value hierarchy.
NOTE 33: OTHER LIABILITIES

	2021	2020
	£m	£m
Settlement balances	541	1,191
Unitholders’ interest in consolidated Open-Ended Investment Companies[1]	12,080	11,784
Unallocated surplus within insurance businesses	308	343
Lease liabilities	1,475	1,672
Other creditors and accruals	5,543	5,357
Total other liabilities	19,947	20,347
1Where a collective investment vehicle is consolidated, the interests of parties other than the Group are reported at fair value in other liabilities.
The maturity analysis of the Group’s lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 51.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 34: RETIREMENT BENEFIT OBLIGATIONS

	2021	2020	2019
	£m	£m	£m
Charge to the income statement
Defined benefit pension schemes	234	244	241
Other post-retirement benefit schemes	2	3	4
Total defined benefit schemes	236	247	245
Defined contribution pension schemes	302	319	287
Total charge to the income statement (note 11)	538	566	532

	2021	2020
	£m	£m
Amounts recognised in the balance sheet
Retirement benefit assets	4,531	1,714
Retirement benefit obligations	(230)	(245)
Total amounts recognised in the balance sheet	4,301	1,469
The total amounts recognised in the balance sheet relate to:

	2021	2020
	£m	£m
Defined benefit pension schemes	4,404	1,578
Other post-retirement benefit schemes	(103)	(109)
Total amounts recognised in the balance sheet	4,301	1,469
Pension schemes
Defined benefit schemes
(i)Characteristics of and risks associated with the Group’s schemes
The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the main sections of the Lloyds Bank Pension Scheme No. 1, the Lloyds Bank Pension Scheme No. 2 and the HBOS Final Salary Pension Scheme. At 31 December 2021, these schemes represented 94 per cent of the Group’s total gross defined benefit pension assets (2020: 94 per cent). These schemes provide retirement benefits calculated as a proportion of final pensionable salary depending upon the length of pensionable service; the minimum retirement age under the rules of the schemes at 31 December 2021 is generally 55, although certain categories of member are deemed to have a protected right to retire at 50.
The Group operates both funded and unfunded pension arrangements; the majority, including the three most significant schemes, are funded schemes in the UK. All of these UK funded schemes are operated as separate legal entities under trust law, are in compliance with the Pensions Act 2004 and are managed by a Trustee Board (the Trustee) whose role is to ensure that their scheme is administered in accordance with the scheme rules and relevant legislation, and to safeguard the assets in the best interests of all members and beneficiaries. The Trustee is solely responsible for setting investment policy and for agreeing funding requirements with the employer through the funding valuation process. The Board of Trustees must be composed of representatives of the scheme membership along with a combination of independent and employer appointed trustees to comply with legislation and scheme rules.
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
The most recent triennial funding valuations of the Group's three main defined benefit pension schemes showed an aggregate ongoing funding deficit of £7.3 billion as at 31 December 2019 (a funding level of 85.7 per cent) compared to a £7.3 billion deficit at 31 December 2016 (a funding level of 85.9 per cent). The revised deficit now includes an allowance for the impact of RPI reform announced by the Chancellor of the Exchequer in November 2020, and which is subject to judicial review in 2022. The latest annual update as at 31 December 2020 showed the funding deficit had improved to £6.0 billion. Under the agreed recovery plan, £0.8 billion plus a further 30 per cent of in-year capital distributions to ordinary shareholders, up to a limit on total deficit contributions of £2.0 billion per annum, is payable from 2021 until the 2019 deficit has been removed. The deficit contributions are in addition to the regular contributions to meet benefits accruing over the year, and to cover the expenses of running the schemes. £1.1 billion of deficit contributions were paid to these schemes in 2021. The Group expects to pay contributions of at least £1.1 billion to its defined benefit schemes in 2022.
During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No. 1 and Lloyds Bank Pension Scheme No. 2 in the form of interests in limited liability partnerships for each of the two schemes which hold assets to provide security for the Group’s obligations to the two schemes. At 31 December 2021, the limited liability partnerships held assets of £7.4 billion. The limited liability partnerships are consolidated fully in the Group’s balance sheet.
The Group has also established three private limited companies which hold assets to provide security for the Group’s obligations to the HBOS Final Salary Pension Scheme, a section of the Lloyds Bank Pension Scheme No. 1 and the Lloyds Bank Offshore Pension Scheme. At 31 December 2021 these held assets of £5.8 billion in aggregate. The private limited companies are consolidated fully in the Group’s balance sheet. The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 34: RETIREMENT BENEFIT OBLIGATIONS continued
The last funding valuations of other Group schemes were carried out on a number of different dates. In order to report the position under IAS 19 as at 31 December 2021, the most recent valuation results for all schemes have been updated by qualified independent actuaries. The funding valuations use a more prudent approach to setting the discount rate and more conservative longevity assumptions than the IAS 19 valuations.
In a judgment in 2018, the High Court confirmed the requirement to equalise the Guaranteed Minimum Pension (GMP) benefits of men and women accruing between 1990 and 1997 from contracting out of the State Earnings Related Pension Scheme. The Group recognised a past service cost of £108 million in respect of equalisation in 2018 and, following agreement of the detailed implementation approach with the Trustee, a further £33 million was recognised in 2019. A further hearing was held during 2020 which confirmed the extent of the Trustee's obligation to revisit past transfers out of the schemes. The amount of any additional liability as a result of this judgment is still being reviewed but is not considered likely to be material.
(ii)Amounts in the financial statements

	2021	2020
	£m	£m
Amount included in the balance sheet
Present value of funded obligations	(47,130)	(49,549)
Fair value of scheme assets	51,534	51,127
Net amount recognised in the balance sheet	4,404	1,578

	2021	2020
	£m	£m
Net amount recognised in the balance sheet
At 1 January	1,578	550
Net defined benefit pension charge	(234)	(244)
Actuarial gains (losses) on defined benefit obligation	1,267	(5,443)
Return on plan assets	449	5,565
Employer contributions	1,344	1,149
Exchange and other adjustments	—	1
At 31 December	4,404	1,578

	2021	2020
	£m	£m
Movements in the defined benefit obligation
At 1 January	(49,549)	(45,241)
Current service cost	(213)	(206)
Interest expense	(704)	(914)
Remeasurements:
Actuarial (losses) gains – experience	(426)	493
Actuarial losses – demographic assumptions	(146)	(218)
Actuarial gains (losses) – financial assumptions	1,839	(5,718)
Benefits paid	2,034	2,254
Past service cost	(11)	(5)
Settlements	22	20
Exchange and other adjustments	24	(14)
At 31 December	(47,130)	(49,549)

	2021	2020
	£m	£m
Analysis of the defined benefit obligation
Active members	(5,837)	(6,550)
Deferred members	(16,167)	(17,647)
Pensioners	(23,171)	(23,409)
Dependants	(1,955)	(1,943)
	(47,130)	(49,549)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 34: RETIREMENT BENEFIT OBLIGATIONS continued

	2021	2020
	£m	£m
Changes in the fair value of scheme assets
At 1 January	51,127	45,791
Return on plan assets excluding amounts included in interest income	449	5,565
Interest income	733	937
Employer contributions	1,344	1,149
Benefits paid	(2,034)	(2,254)
Settlements	(23)	(22)
Administrative costs paid	(38)	(54)
Exchange and other adjustments	(24)	15
At 31 December	51,534	51,127
The expense recognised in the income statement for the year ended 31 December comprises:

	2021	2020	2019
	£m	£m	£m
Current service cost	213	206	201
Net interest amount	(29)	(23)	(48)
Settlements	1	2	1
Past service cost – plan amendments	11	5	44
Plan administration costs incurred during the year	38	54	43
Total defined benefit pension expense	234	244	241
(iii)Composition of scheme assets

	2021			2020
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m
Equity instruments	617	36	653	616	45	661
Debt instruments[1]:
Fixed interest government bonds	10,512	—	10,512	11,328	—	11,328
Index-linked government bonds	23,969	—	23,969	21,058	—	21,058
Corporate and other debt securities	13,399	—	13,399	12,736	—	12,736
	47,880	—	47,880	45,122	—	45,122
Property	—	139	139	—	136	136
Pooled investment vehicles	1,192	13,346	14,538	650	13,022	13,672
Money market instruments, cash, derivatives and other assets and liabilities	319	(11,995)	(11,676)	812	(9,276)	(8,464)
At 31 December	50,008	1,526	51,534	47,200	3,927	51,127
1Of the total debt instruments, £42,568 million (2020: £39,439 million) were investment grade (credit ratings equal to or better than ‘BBB’).
The assets of all the funded plans are held independently of the Group’s assets in separate trustee-administered funds.
The pension schemes’ pooled investment vehicles comprise:

	2021	2020
	£m	£m
Equity funds	3,696	3,169
Hedge and mutual funds	1,407	2,181
Alternative credit funds	3,884	4,072
Property funds	1,541	1,551
Infrastructure funds	1,389	1,405
Liquidity funds	2,031	847
Bond and debt funds	561	396
Other	29	51
At 31 December	14,538	13,672
The Trustee’s approach to investment is focused on acting in the members’ best financial interests, with the integration of ESG (Environmental, Social and Governance) considerations into investment management processes and practices. This policy is reviewed annually (or more frequently as required) and has been shared with the schemes’ investment managers for implementation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 34: RETIREMENT BENEFIT OBLIGATIONS continued
(iv)Assumptions
The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2021	2020
	%	%
Discount rate	1.94	1.44
Rate of inflation:
Retail Price Index (RPI)	3.21	2.80
Consumer Price Index (CPI)	2.92	2.41
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.88	2.61
On 25 November 2020 the Chancellor of the Exchequer announced the outcome of a consultation into a reform of the calculation of RPI. It is now expected that from 2030 RPI will be aligned with CPIH (the Consumer Price Index including owner-occupiers' housing costs). To determine the RPI assumption a term-dependent inflation curve has been used adjusting for an assumed inflation risk premium. In the period to 2030 a gap of 100 basis points has been assumed between RPI and CPI; thereafter no gap has been assumed. The RPI reform is subject to judicial review in 2022, and its outcome may impact these assumptions in the future.

	2021	2020
	Years	Years
Life expectancy for member aged 60, on the valuation date:
Men	27.1	27.0
Women	29.1	29.0
Life expectancy for member aged 60, 15 years after the valuation date:
Men	28.1	28.1
Women	30.3	30.2
The mortality assumptions used in the UK scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2021 is assumed to live for, on average, 27.1 years for a male and 29.1 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed, the table also shows the life expectancy for members aged 45 now, when they retire in 15 years’ time at age 60. The Group has considered the impact of COVID-19 and evidence to date indicates that this did not have a material impact on the defined benefit obligation. The Group uses the CMI mortality projections model and in line with actuarial industry recommendations has placed no weight on 2020 mortality experience.
(v)Amount, timing and uncertainty of future cash flows
Risk exposure of the defined benefit schemes
While the Group is not exposed to any unusual, entity-specific or scheme-specific risks in its defined benefit pension schemes, it is exposed to a number of significant risks, detailed below:
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
Longevity risk: The majority of the schemes' obligations are to provide benefits for the life of the members so increases in life expectancy will result in an increase in the plans’ liabilities.
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

	Effect of reasonably possible alternative assumptions
	Increase (decrease) in the income statement charge		(Increase) decrease in the net defined benefit pension scheme surplus
	2021	2020	2021	2020
	£m	£m	£m	£m
Inflation (including pension increases)[1]:
Increase of 0.1 per cent	12	11	481	531
Decrease of 0.1 per cent	(12)	(11)	(475)	(522)
Discount rate[2]:
Increase of 0.1 per cent	(24)	(20)	(774)	(866)
Decrease of 0.1 per cent	23	19	795	890
Expected life expectancy of members:
Increase of one year	44	39	1,934	2,146
Decrease of one year	(42)	(37)	(1,852)	(2,052)
1At 31 December 2021, the assumed rate of RPI inflation is 3.21 per cent and CPI inflation 2.92 per cent (2020: RPI 2.80 per cent and CPI 2.41 per cent).
2At 31 December 2021, the assumed discount rate is 1.94 per cent (2020: 1.44 per cent).
Sensitivity analysis method and assumptions
The sensitivity analysis above reflects the impact on the liabilities of the Group’s three most significant schemes which account for over 90 per cent of the Group’s defined benefit obligations. While differences in the underlying liability profiles for the remainder of the Group’s pension arrangements mean they may exhibit slightly different sensitivities to variations in these assumptions, the sensitivities provided above are indicative of the impact across the Group as a whole.
The inflation assumption sensitivity applies to the assumed rate of increase in both the Consumer Price Index (CPI) and the Retail Price Index (RPI), and includes the impact on the rate of increases to pensions, both before and after retirement. These pension increases are linked to inflation (either CPI or RPI) subject to certain minimum and maximum limits.
The sensitivity analysis (including the inflation sensitivity) does not include the impact of any change in the rate of salary increases as pensionable salaries have been frozen since 2 April 2014.
The life expectancy assumption has been applied by allowing for an increase/decrease in life expectation from age 60 of one year, based upon the approximate weighted average age for each scheme. While this is an approximate approach and will not give the same result as a one year increase in life expectancy at every age, it provides an appropriate indication of the potential impact on the schemes from changes in life expectancy.
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
A significant goal of the asset-liability matching strategies adopted by Group schemes is to reduce volatility caused by changes in market expectations of interest rates and inflation. In the main schemes, this is achieved by investing scheme assets in bonds, primarily fixed interest gilts and index linked gilts, and by entering into interest rate and inflation swap arrangements. These investments are structured to take into account the profile of scheme liabilities and actively managed to reflect both changing market conditions and changes to the liability profile. At 31 December 2021 the asset-liability matching strategy mitigated around 117 per cent of the liability sensitivity to interest rate movements and around 126 per cent of the liability sensitivity to inflation movements. In addition, a small amount of interest rate sensitivity arises through holdings of corporate and other debt securities. The higher level of hedging provides greater protection to the funding position of the schemes.
On 28 January 2020, the main schemes entered into a £10 billion longevity insurance arrangement to hedge part of the schemes’ exposure to unexpected increases in life expectancy. This arrangement forms part of the schemes’ investment portfolio and will provide income to the schemes in the event that pensions are paid out for longer than expected. The transaction was structured as a pass-through with Scottish Widows as the insurer, and onwards reinsurance to Pacific Life Re Limited. The valuation of the swap was £nil at inception and while there has been a slightly higher than expected number of deaths in the population covered by the arrangement, this has not had a material impact on the value of the swap. At 31 December 2021 the value of these swaps was £0.6 million, and is reflected in the value of scheme assets.
On 28 January 2022, the Lloyds Bank Pension Scheme No 1 entered into an additional £5.5 billion longevity insurance arrangement. The transaction is structured as a pass-through with Scottish Widows as the insurer, and onwards reinsurance to SCOR SE – UK Branch. The valuation of the swap was £nil at inception. In total the schemes have now hedged around 25 per cent of their longevity risk exposure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 34: RETIREMENT BENEFIT OBLIGATIONS continued
Maturity profile of defined benefit obligation
The following table provides information on the weighted average duration of the defined benefit pension obligation and the distribution and timing of benefit payments:

	2021	2020
	Years	Years
Duration of the defined benefit obligation	17	19
Maturity analysis of benefits expected to be paid:

	2021	2020
	£m	£m
Within 12 months	1,352	1,293
Between 1 and 2 years	1,450	1,350
Between 2 and 5 years	4,651	4,347
Between 5 and 10 years	8,993	8,301
Between 10 and 15 years	9,668	9,093
Between 15 and 25 years	18,671	17,485
Between 25 and 35 years	13,846	13,479
Between 35 and 45 years	6,987	7,162
In more than 45 years	2,116	2,287
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
During the year ended 31 December 2021 the charge to the income statement in respect of defined contribution schemes was £302 million (2020: £319 million; 2019: £287 million), representing the contributions payable by the employer in accordance with each scheme’s rules.
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
For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2021 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.82 per cent (2020: 6.40 per cent).
Movements in the other post-retirement benefits obligation:

	2021	2020
	£m	£m
At 1 January	(109)	(126)
Actuarial gains	4	16
Insurance premiums paid	3	4
Charge for the year	(2)	(3)
Exchange and other adjustments	1	—
At 31 December	(103)	(109)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 35: DEFERRED TAX
The Group’s deferred tax assets and liabilities are as follows:

	2021	2020		2021	2020
Statutory position	£m	£m	Tax disclosure	£m	£m
Deferred tax assets	3,118	2,741	Deferred tax assets	7,095	5,527
Deferred tax liabilities	(39)	(45)	Deferred tax liabilities	(4,016)	(2,831)
Asset at 31 December	3,079	2,696	Asset at 31 December	3,079	2,696
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
Finance Act 2021, which was substantively enacted on 24 May 2021, increases the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023. The impact of this rate change is an increase in the Group’s net deferred tax asset as at 31 December 2021 of £728 million, comprising a £954 million credit included in the income statement and a £226 million charge included in equity. The tax credit in 2020 included an uplift in deferred tax assets following the announcement by the UK Government that it would maintain the corporation tax rate at 19 per cent.
On 27 October 2021, the UK Government announced its intention to decrease the rate of banking surcharge from 8 per cent to 3 per cent with effect from 1 April 2023. This change was substantively enacted on 2 February 2022 and its impact on deferred tax is therefore not included in these financial statements. Had this change in banking surcharge rate been substantively enacted at 31 December 2021, the impact would have been to recognise a £17 million deferred tax charge in the income statement and an £80 million credit within other comprehensive income, increasing the Group's net deferred tax asset by £63 million.
Movements in deferred tax assets and liabilities (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

	Tax losses	Property, plant and equipment	Provisions	Share- based payments	Pension liabilities	Derivatives	Asset revaluations[1]	Other temporary differences	Total
Deferred tax assets	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	3,611	663	226	51	53	149	—	185	4,938
Credit (charge) to the income statement	453	5	6	(4)	6	10	29	83	588
Credit (charge) to other comprehensive income	—	—	22	—	(3)	—	—	—	19
Other charge to equity	—	—	—	(18)	—	—	—	—	(18)
At 31 December 2020	4,064	668	254	29	56	159	29	268	5,527
Credit (charge) to the income statement	959	76	12	(8)	15	541	(29)	(49)	1,517
Credit (charge) to other comprehensive income	—	—	36	—	(2)	—	—	—	34
Other credit to equity	—	—	—	17	—	—	—	—	17
At 31 December 2021	5,023	744	302	38	69	700	—	219	7,095

Capitalised software enhancements		Long-term assurance business	Acquisition fair value	Pension assets	Derivatives	Asset revaluations[1]	Other temporary differences	Total
Deferred tax liabilities	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	(21)	(830)	(516)	(150)	(601)	(35)	(163)	(2,316)
(Charge) credit to the income statement	(207)	(13)	144	(77)	(46)	(25)	(76)	(300)
(Charge) credit to other comprehensive income	—	—	—	(165)	(109)	60	—	(214)
Exchange and other adjustments	—	—	—	—	—	—	(1)	(1)
At 31 December 2020	(228)	(843)	(372)	(392)	(756)	—	(240)	(2,831)
(Charge) credit to the income statement	(47)	(319)	20	(93)	(567)	(27)	(93)	(1,126)
(Charge) credit to other comprehensive income	—	—	—	(846)	814	(29)	—	(61)
Exchange and other adjustments	—	—	—	—	—	—	2	2
At 31 December 2021	(275)	(1,162)	(352)	(1,331)	(509)	(56)	(331)	(4,016)
1Financial assets at fair value through other comprehensive income.
At 31 December 2021 the Group carried net deferred tax assets on its balance sheet of £3,118 million (2020: £2,741 million) principally relating to tax losses carried forward.
Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The Group has recognised a deferred tax asset of £5,023 million (2020: £4,064 million) in respect of trading losses carried forward. Substantially all of these losses have arisen in Bank of Scotland plc and Lloyds Bank plc, and they will be utilised as taxable profits arise in those legal entities in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 35: DEFERRED TAX continued
The Group’s expectations of future UK taxable profits require management judgement, and take into account the Group’s long-term financial and strategic plans and anticipated future tax-adjusting items. In making this assessment, account is taken of business plans, the Board-approved operating plan and the expected future economic outlook as set out in the strategic report, as well as the risks associated with future regulatory, climate-related and other change, in order to produce a base case forecast of future UK taxable profits. Under current law there is no expiry date for UK trading losses not yet utilised, and given the forecast of future profitability and the Group’s commitment to the UK market, in management's judgement it is more likely than not that the value of the losses will be recovered by the Group while still operating as a going concern. Banking tax losses that arose before 1 April 2015 can only be used against 25 per cent of taxable profits arising after 1 April 2016, and they cannot be used to reduce the surcharge on banking profits. These restrictions in utilisation mean that the value of the deferred tax asset in respect of tax losses is only expected to be fully recovered by 2047 (2020: 2049) in the base case forecast. The rate of recovery of the Group’s tax loss asset is not a straight line, being affected by the relative profitability of the legal entities in future periods, and the relative size of their tax losses carried forward. It is expected in the base case that 60 per cent of the value will be recovered by 2034, when Bank of Scotland plc will have utilised all of its available tax losses. It is possible that future tax law changes could materially affect the timing of recovery and the value of these losses ultimately realised by the Group. The value of the deferred tax asset in respect of tax losses increased by £1,156 million in 2021 as a result of the change in UK tax rates.
Deferred tax not recognised
Deferred tax assets of £5 million (2020: £85 million) have been recognised in respect of the future tax benefit of certain expenses of the life assurance business carried forward. The deferred tax asset not recognised in respect of the remaining expenses is £226 million (2020: £414 million), and these expenses can be carried forward indefinitely. The unrecognised deferred tax asset has decreased in 2021 because, as UK markets performed strongly, there was a significant decrease in the amount of expenses to carry forward.
Deferred tax assets of £167 million (2020: £114 million) have not been recognised in respect of £658 million of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.
No deferred tax asset was recognised in 2020 in respect of unrelieved foreign tax credits of £46 million as there were no expected profits against which the credits could be utilised. The formal closure of the branches in respect of which these credits arose means that the credits have now been extinguished.
No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £41 million (2020: £41 million) relates to losses that will expire if not used within 20 years, and £7 million (2020: £48 million) relates to losses with no expiry date.
As a result of parent company exemptions on dividends from subsidiaries and on capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and joint arrangements.
NOTE 36: OTHER PROVISIONS

	Provisions for financial commitments and guarantees	Regulatory and legal provisions	Other	Total
	£m	£m	£m	£m
At 1 January 2021	459	642	814	1,915
Exchange and other adjustments	(2)	31	(12)	17
Provisions applied	—	(817)	(278)	(1,095)
(Release) charge for the year	(257)	1,300	212	1,255
At 31 December 2021	200	1,156	736	2,092
Provisions for financial commitments and guarantees
Provisions are recognised for expected credit losses on undrawn loan commitments and financial guarantees. See also note 18.
Regulatory and legal provisions
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2021 the Group charged a further £1,300 million in respect of legal actions and other regulatory matters, including a charge in respect of HBOS Reading, a charge of £91 million for the FCA fine in relation to the past communication of historical home insurance renewals and charges for other legacy programmes.
The unutilised balance at 31 December 2021 was £1,156 million (31 December 2020: £642 million). The most significant items are as follows.
HBOS Reading – review
The Group completed its compensation assessment for those within the Customer Review in 2019 with more than £109 million of compensation paid, in addition to £15 million for ex-gratia payments and £6 million for the reimbursement of legal fees. The Group is now applying the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The appeal process for the further assessment of debt relief and de facto director status is now nearing completion. Further details of the Foskett Panel were announced on 3 April 2020 and the Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 36: OTHER PROVISIONS continued
Following the emergence of the first outcomes of the Foskett Panel through 2021, the Group has charged a further £790 million in the year ended 31 December 2021, of which £600 million was recognised in the fourth quarter. This includes operational costs in relation to Dame Linda Dobbs' review, which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group during the period from January 2009 to January 2017, and other programme costs. A significant proportion of the fourth quarter charge relates to the estimated future awards from the Foskett Panel. To date the Foskett Panel has shared outcomes on a limited subset of the total population which covers a wide range of businesses and different claim characteristics. The estimated awards provision recognised is therefore materially dependent on the assumption that the limited number of awards to date are representative of the full population of cases. The 2021 charge increases the lifetime cost to £1,225 million. The final outcome could be significantly different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process. The Group is committed to implementing Sir Ross's recommendations in full.
Payment protection insurance
The Group has made provisions for PPI costs over a number of years totalling £21,960 million. Good progress continues to be made towards ensuring operational completeness, ahead of an orderly programme close. At 31 December 2021, a provision of £22 million remained outstanding (excluding amounts related to MBNA), with total cash payments of £179 million during the year.
In addition to the above provision, the Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions, including a charge in the fourth quarter. PPI litigation remains inherently uncertain, with a number of key Court judgments due to be delivered in 2022.
Arrears handling related activities
To date the Group has provided a total of £1,026 million for arrears handling activities. The unutilised balance at 31 December 2021 was £26 million.
Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The Group provided a further £21 million in the year to 31 December 2021, bringing the total provided to date to £695 million. Utilisation of the provision was £29 million in the year to 31 December 2021. The remaining unutilised provision as at 31 December 2021 was £85 million. The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.
Other
Following the sale of TSB Banking Group plc, the Group raised a provision of £665 million in relation to various ongoing commitments in respect of the divestment. At 31 December 2021, a provision of £90 million remained unutilised; the Group expects the majority of the remaining provision to be utilised in the next twelve months and the provision to be fully utilised by 31 December 2025.
The Group carries provisions of £114 million in respect of dilapidations, rent reviews and other property-related matters. Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 31 December 2021 provisions of £189 million (31 December 2020: £198 million) were held.
The Group carries provisions of £94 million (2020: £112 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: SUBORDINATED LIABILITIES
The movement in subordinated liabilities during the year was as follows:

	Preference shares	Preferred securities	Undated subordinated liabilities	Dated subordinated liabilities
					Total
	£m	£m	£m	£m	£m
At 1 January 2020	902	3,225	517	12,486	17,130
Issued during the year:
4.50% Fixed Rate Step-up Subordinated Notes due 2030 (€309 million)	—	—	—	275	275
2.707% Fixed Rate Dated Subordinated Reset Notes due 2035 (£1,309 million)	—	—	—	735	735
	—	—	—	1,010	1,010
Repurchases and redemptions during the year[1]:
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)	—	(119)	—	—	(119)
13% Sterling Step-up Perpetual Capital Securities callable 2029 (£700 million)	—	(515)	—	—	(515)
7.281% Perpetual Regulatory Tier One Securities (Series B) (£150 million)	—	(111)	—	—	(111)
6.85% Non-cumulative Perpetual Preferred Securities (US$1,000 million)	—	(580)	—	—	(580)
7.881% Guaranteed Non-voting Non-cumulative Preferred Securities (£245 million)	—	(284)	—	—	(284)
6.5% Dated Subordinated Notes 2020 (€1,500 million)	—	—	—	(1,464)	(1,464)
4.50% Fixed Rate Step-up Subordinated Notes due 2030 (€309 million)	—	—	—	(284)	(284)
5.75% Subordinated Fixed to Floating Rate Notes 2025 callable 2020 (£350 million)	—	—	—	(370)	(370)
6.50% Subordinated Fixed Rate Notes 2020 (US$2,000 million)	—	—	—	(674)	(674)
Subordinated Floating Rate Notes 2020 (€100 million)	—	—	—	(90)	(90)
9.625% Subordinated Bonds 2023 (£300 million)	—	—	—	(239)	(239)
7.375% Dated Subordinated Notes 2020	—	—	—	(4)	(4)
	—	(1,609)	—	(3,125)	(4,734)
Foreign exchange movements	(22)	(59)	15	84	18
Other movements (cash and non-cash)	82	186	(23)	592	837
At 31 December 2020	962	1,743	509	11,047	14,261
Issued during the year:
1.985% Fixed Rate Reset Dated Subordinated Tier 2 Notes due 2031 (£500 million)	—	—	—	500	500
3.369% Fixed Rate Reset Dated Subordinated Notes due 2041 (US$1,175 million)	—	—	—	380	380
	—	—	—	880	880
Repurchases and redemptions during the year[1]:
6.475% Non-cumulative Preference Shares callable 2024 (£186 million)	(8)	—	—	—	(8)
6.413% Non-cumulative Fixed to Floating Rate Preference Shares callable 2035 (US$750 million)	(182)	—	—	—	(182)
6.657% Non-cumulative Fixed to Floating Rate Preference Shares callable 2037 (US$750 million)	(157)	—	—	—	(157)
9.25% Non-cumulative Irredeemable Preference Shares (£300 million)	(79)	—	—	—	(79)
9.75% Non-cumulative Irredeemable Preference Shares (£100 million)	(14)	—	—	—	(14)
7.754% Non-cumulative Perpetual Preferred Securities (Class B) (£150 million)	—	(156)	—	—	(156)
Series 2 (US$500 million)	—	—	(94)	—	(94)
Series 3 (US$600 million)	—	—	(121)	—	(121)
Floating Rate Primary Capital Notes (US$250 million)	—	—	(24)	—	(24)
Series 1 (US$750 million)	—	—	(96)	—	(96)
9.375% Subordinated Bonds 2021 (£500 million)	—	—	—	(200)	(200)
5.374% Subordinated Fixed Rate Notes 2021 (€160 million)	—	—	—	(145)	(145)
6% Subordinated Notes 2033 (US$750 million)	—	—	—	(141)	(141)
	(440)	(156)	(335)	(486)	(1,417)
Foreign exchange movements	15	17	—	(56)	(24)
Other movements (cash and non-cash)	(49)	57	—	(600)	(592)
At 31 December 2021	488	1,661	174	10,785	13,108
Issuances in the year generated cash inflows of £499 million (2020: £nil); the repurchases and redemptions resulted in cash outflows of £1,056 million (2020: £3,874 million). Cash payments in respect of interest on subordinated liabilities in the year amounted to £1,303 million (2020: £1,095 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 37: SUBORDINATED LIABILITIES continued

Certain of the above securities were issued or redeemed under exchange offers, which did not result in an extinguishment of the original financial liability for accounting purposes.
These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The Group has not had any defaults of principal, interest or other breaches with respect to its subordinated liabilities during 2021 (2020: none).
NOTE 38: SHARE CAPITAL
(1)Authorised share capital
As permitted by the Companies Act 2006, the Company removed references to authorised share capital from its articles of association at the Annual General Meeting on 5 June 2009. This change took effect from 1 October 2009.
(2)Issued and fully paid share capital

	2021	2020	2019	2021	2020	2019
	Number of shares	Number of shares	Number of shares	£m	£m	£m
Ordinary shares of 10p (formerly 25p) each
At 1 January	70,839,206,060	70,052,557,838	71,163,592,264	7,084	7,005	7,116
Issued under employee share schemes	183,387,075	786,648,222	775,882,951	18	79	78
Share buyback programme	—	—	(1,886,917,377)	—	—	(189)
At 31 December	71,022,593,135	70,839,206,060	70,052,557,838	7,102	7,084	7,005
Share issuances
In 2021, 183 million shares (2020: 787 million shares; 2019: 776 million shares) were issued in respect of employee share schemes.
(3)Share capital and control
There are no restrictions on the transfer of shares in the Company other than as set out in the articles of association and:
–Certain restrictions which may from time to time be imposed by law and regulations (for example, insider trading laws)
–Where Directors and certain employees of the Company require the approval of the Company to deal in the Company’s shares
–Pursuant to the rules of some of the Company’s employee share plans where certain restrictions may apply while the shares are subject to the plans
Where, under an employee share plan operated by the Company, participants are the beneficial owners of shares but not the registered owners, the voting rights are normally exercised by the registered owner at the direction of the participant. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time.
In addition, the Company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights.
The Directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary and preference shares as granted at the Annual General Meeting on 20 May 2021. The authority to issue shares and the authority to make market purchases of shares will expire at the next Annual General Meeting. Shareholders will be asked, at the Annual General Meeting, to give similar authorities.
Subject to any rights or restrictions attached to any shares, on a show of hands at a general meeting of the Company every holder of shares present in person or by proxy and entitled to vote has one vote and on a poll every member present and entitled to vote has one vote for every share held.
Ordinary shares
The holders of ordinary shares, who held 100 per cent of the total ordinary share capital at 31 December 2021, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares may also receive a dividend (subject to the provisions of the Company’s articles of association) and on a winding up may share in the assets of the Company.
Preference shares
The Company has in issue various classes of preference shares which are all classified as liabilities under accounting standards and which are included in note 37.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 39: SHARE PREMIUM ACCOUNT

	2021	2020	2019
	£m	£m	£m
At 1 January	17,863	17,751	17,719
Issued under employee share schemes	19	112	29
Redemption of preference shares[1]	597	—	3
At 31 December	18,479	17,863	17,751
1During the year ended 31 December 2021, the Company redeemed certain tranches of its preference shares, which had been accounted for as subordinated liabilities. On redemption an amount of £17 million was transferred from the distributable merger reserve to the capital redemption reserve and £597 million was transferred from the distributable merger reserve to the share premium account, with these amounts representing the nominal value of the shares redeemed and premium upon original issuance respectively. In 2019, on the redemption of preference shares also previously accounted for as subordinated liabilities, an amount of £3 million was transferred from the distributable merger reserve to the share premium account.
NOTE 40: OTHER RESERVES

	2021	2020	2019
	£m	£m	£m
Merger reserve	7,149	7,763	7,763
Capital redemption reserve	4,479	4,462	4,462
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	207	99	123
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	9	(47)	19
Cash flow hedging reserve	(457)	1,629	1,504
Foreign currency translation reserve	(198)	(159)	(176)
At 31 December	11,189	13,747	13,695
The merger reserve primarily comprises the premium on shares issued in January 2009 as part of the recapitalisation of the Group and the acquisition of HBOS plc.
The capital redemption reserve represents transfers from distributable reserves in accordance with companies’ legislation upon the redemption of ordinary and preference share capital.
The revaluation reserves in respect of debt securities and equity shares held at fair value through other comprehensive income represent the cumulative after-tax unrealised change in the fair value of financial assets so classified since initial recognition; or in the case of financial assets obtained on acquisitions of businesses, since the date of acquisition.
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
Movements in other reserves were as follows:

	2021	2020	2019
Merger reserve	£m	£m	£m
At 1 January	7,763	7,763	7,766
Redemption of preference shares (note 39)	(614)	—	(3)
At 31 December	7,149	7,763	7,763

	2021	2020	2019
Capital redemption reserve	£m	£m	£m
At 1 January	4,462	4,462	4,273
Redemption of preference shares (note 39)	17	—	—
Shares cancelled under share buyback programmes	—	—	189
At 31 December	4,479	4,462	4,462

	2021	2020	2019
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	£m	£m	£m
At 1 January	99	123	279
Change in fair value	133	46	(30)
Deferred tax	(45)	29	10
Current tax	—	(2)	—
	88	73	(20)
Income statement transfers in respect of disposals (note 9)	2	(149)	(196)
Deferred tax	20	47	61
	22	(102)	(135)
Impairment recognised in the income statement	(2)	5	(1)
At 31 December	207	99	123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 40: OTHER RESERVES continued

	2021	2020	2019
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	£m	£m	£m
At 1 January	(47)	19	5
Change in fair value	61	(50)	—
Deferred tax	(4)	(16)	12
	57	(66)	12
Realised gains and losses transferred to retained profits	—	(16)	14
Deferred tax	(1)	16	(12)
	(1)	—	2
At 31 December	9	(47)	19

	2021	2020	2019
Cash flow hedging reserve	£m	£m	£m
At 1 January	1,629	1,504	1,051
Change in fair value of hedging derivatives	(2,279)	730	1,209
Deferred tax	646	(244)	(303)
	(1,633)	486	906
Net income statement transfers	(621)	(496)	(608)
Deferred tax	168	135	155
	(453)	(361)	(453)
At 31 December	(457)	1,629	1,504

	2021	2020	2019
Foreign currency translation reserve	£m	£m	£m
At 1 January	(159)	(176)	(164)
Currency translation differences arising in the year	(39)	4	(12)
Income statement transfers	—	13	—
At 31 December	(198)	(159)	(176)
NOTE 41: RETAINED PROFITS

	2021	2020	2019
	£m	£m	£m
At 1 January	4,584	3,246	5,389
Profit attributable to ordinary shareholders	5,355	865	2,459
Dividends paid (note 43)	(877)	—	(2,312)
Issue costs of other equity instruments (net of tax)	—	—	(3)
Share buyback programmes	—	—	(1,095)
Realised gains and losses on equity shares held at fair value through other comprehensive income	1	—	(2)
Change in non-controlling interests	(1)	—	—
Post-retirement defined benefit scheme remeasurements	1,062	113	(1,117)
Gains and losses attributable to own credit risk (net of tax)[1]	(52)	(55)	(306)
Movement in treasury shares	(13)	293	(3)
Value of employee services:
Share option schemes	51	48	71
Other employee award schemes	131	74	165
At 31 December	10,241	4,584	3,246
1During 2020 the Group derecognised, on redemption, financial liabilities on which cumulative fair value movements relating to own credit of £1 million net of tax (2021: £nil; 2019: £nil), had been recognised directly in retained profits.
Retained profits are stated after deducting £205 million (2020: £230 million; 2019: £575 million) representing 434 million (2020: 592 million; 2019: 902 million) treasury shares held.
The payment of dividends by subsidiaries and the ability of members of the Group to lend money to other members of the Group may be subject to regulatory or legal restrictions, the availability of reserves and the financial and operating performance of the entity. A number of Group subsidiaries, principally those with banking and insurance activities, are subject to regulatory capital requirements which require minimum amounts of capital to be maintained relative to their size and risk. The Group actively manages the capital of its subsidiaries, which includes monitoring the regulatory capital ratios for its banking and insurance subsidiaries and, on a consolidated basis, the Ring-Fenced Bank sub-group, against approved risk appetite levels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 42: OTHER EQUITY INSTRUMENTS

	2021	2020	2019
	£m	£m	£m
At 1 January	5,906	5,906	6,491
Issued in the year:
US Dollar notes ($500 million nominal)	—	—	396
Sterling notes (£500 million nominal)	—	—	500
	—	—	896
Redemptions	—	—	(1,481)
Profit for the year attributable to other equity holders	429	453	466
Distributions on other equity instruments	(429)	(453)	(466)
At 31 December	5,906	5,906	5,906
The AT1 securities are Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with no fixed maturity or redemption date. The principal terms of the AT1 securities are described below:
–The securities rank behind the claims against Lloyds Banking Group plc of (a) unsubordinated creditors, (b) claims which are, or are expressed to be, subordinated to the claims of unsubordinated creditors of Lloyds Banking Group plc but not further or otherwise or (c) whose claims are, or are expressed to be, junior to the claims of other creditors of Lloyds Banking Group, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the AT1 Securities in a winding-up occurring prior to a conversion event being triggered
–The securities bear a fixed rate of interest until the first call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five-year periods based on market rates
–Interest on the securities will be due and payable only at the sole discretion of Lloyds Banking Group plc, and Lloyds Banking Group plc may at any time elect to cancel any interest payment (or any part thereof) which would otherwise be payable on any interest payment date. There are also certain restrictions on the payment of interest as specified in the terms
–The securities are undated and are repayable, at the option of Lloyds Banking Group plc, in whole at the first call date or period, or on any fifth anniversary after the first call date or period. In addition, the AT1 securities are repayable, at the option of Lloyds Banking Group plc, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA
–The securities convert into ordinary shares of Lloyds Banking Group plc, at a pre-determined price, should the Common Equity Tier 1 ratio of the Group fall below 7.0 per cent
NOTE 43: DIVIDENDS ON ORDINARY SHARES
The Directors have recommended a final dividend, which is subject to approval by the shareholders at the Annual General Meeting on 12 May 2022, of 1.33 pence per share (2020: 0.57 pence per share) representing a total dividend of £947 million (2020: £404 million, the maximum allowable under PRA guidelines at the time) which will be paid on 19 May 2022. These financial statements do not reflect the recommended dividend.
At the time of approving the Group’s results for the year ended 31 December 2019, the Directors recommended a final dividend of 2.25 pence per share (representing a total dividend of £1,586 million), which was to be paid on 27 May 2020. However, on 31 March 2020 the Group announced the cancellation of its final 2019 ordinary dividend. This decision was taken by the Board at the specific request of the regulator, the PRA, in line with all other major UK listed banks, as a result of the developing coronavirus crisis.
Dividends paid during the year were as follows:

	2021	2020	2019	2021	2020	2019
	pence per share	pence per share	pence per share	£m	£m	£m
Final dividend recommended by Directors at previous year end	0.57	—	2.14	404	—	1,523
Interim dividend paid in the year	0.67	—	1.12	473	—	789
	1.24	—	3.26	877	—	2,312
The trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but have chosen to waive their entitlement to the dividends on those shares as indicated: the Lloyds Banking Group Share Incentive Plan (holding at 31 December 2021: 16,514,487 shares, 31 December 2020: 3,990,862 shares, waived rights to all dividends) and the Lloyds Banking Group Employee Share Ownership Trust (holding at 31 December 2021: 9,998,474 shares, 31 December 2020: 20,540,083 shares, waived rights to all dividends).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 44: SHARE-BASED PAYMENTS
Charge to the income statement
The charge to the income statement is set out below:

	2021	2020	2019
	£m	£m	£m
Deferred bonus plan	179	81	261
Executive and SAYE plans:
Options granted in the year	10	13	16
Options granted in prior years	37	62	59
	47	75	75
Share plans:
Shares granted in the year	18	16	17
Shares granted in prior years	24	24	20
	42	40	37
Total charge to the income statement	268	196	373
During the year ended 31 December 2021 the Group operated the following share-based payment schemes, all of which are equity settled.
Group Performance Share plan
The Group operates a Group Performance Share plan that is equity settled. Bonuses in respect of employee service in 2021 have been recognised in the charge in line with the proportion of the deferral period completed.
Save-As-You-Earn schemes
Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) schemes to save up to £500 per month and, at the expiry of a fixed term of three years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discounted price of no less than 80 per cent (90 per cent for the 2020 and 2021 plans) of the market price at the start of the invitation.
Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2021		2020
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	1,120,138,915	30.39	1,068,094,073	44.55
Granted	236,923,744	39.40	779,229,797	24.25
Exercised	(6,924,434)	30.57	(255,706,663)	47.51
Forfeited	(22,815,078)	28.78	(6,938,102)	43.30
Cancelled	(51,479,310)	32.57	(389,767,675)	42.24
Expired	(95,280,546)	49.03	(74,772,515)	47.26
Outstanding at 31 December	1,180,563,291	30.63	1,120,138,915	30.39
Exercisable at 31 December	336,561	51.03	792,741	47.49
The weighted average share price at the time that the options were exercised during 2021 was £0.47 (2020: £0.61). The weighted average remaining contractual life of options outstanding at the end of the year was 2.46 years (2020: 2.98 years).
The weighted average fair value of SAYE options granted during 2021 was £0.09 (2020: £0.05). The fair values of the SAYE options have been determined using a standard Black-Scholes model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 44: SHARE-BASED PAYMENTS continued
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
Participants are not entitled to any dividends paid during the vesting period.

	2021		2020
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	6,666,372	Nil	7,634,638	Nil
Granted	5,308,496	Nil	1,990,449	Nil
Exercised	(5,129,115)	Nil	(2,122,302)	Nil
Vested	—	Nil	(47,337)	Nil
Forfeited	(385,184)	Nil	(111,100)	Nil
Lapsed	(558,679)	Nil	(677,976)	Nil
Outstanding at 31 December	5,901,890	Nil	6,666,372	Nil
Exercisable at 31 December	708,939	Nil	3,150,407	Nil
The weighted average fair value of options granted in the year was £0.45 (2020: £0.33). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2021 was £0.44 (2020: £0.36). The weighted average remaining contractual life of options outstanding at the end of the year was 4.3 years (2020: 4.1 years).
Other share plans
Lloyds Banking Group Executive Group Ownership Share Plan
The plan, introduced in 2006, is aimed at delivering shareholder value by linking the receipt of shares to an improvement in the performance of the Group over a three-year period. Awards are made within limits set by the rules of the plan, with the limits determining the maximum number of shares that can be awarded equating to three times annual salary. In exceptional circumstances this may increase to four times annual salary.
At the end of the performance period for the 2018 grant, the targets had not been fully met and therefore these awards vested in 2021 at a rate of 33.75 per cent.

	2021	2020
	Number of shares	Number of shares
Outstanding at 1 January	533,987,527	459,904,745
Granted	—	211,214,605
Vested	(39,621,415)	(47,775,806)
Forfeited	(144,437,243)	(96,015,542)
Dividend award	944,758	6,659,525
Outstanding at 31 December	350,873,627	533,987,527
Awards in respect of the 2019 grant are due to vest in 2022 at a rate of 41.80 per cent. In previous years participants were entitled to any dividends paid in the vesting period. However, following a regulatory change prohibiting the payment of dividend on such awards, the number of shares awarded has been determined by applying a share price adjusted to exclude the value of estimated future dividends.
The weighted average fair value of the awards granted in 2020 was £0.28.
Lloyds Banking Group Long Term Share Plan
The plan, introduced in 2021, which replaced the Executive Group Ownership Share Plan, is intended to provide alignment to our aim of delivering sustainable returns to shareholders, supported by our values and behaviours.

2021
Number of shares
Granted	83,456,304
Forfeited	(5,573,236)
Outstanding at 31 December	77,883,068
The weighted average fair value of awards granted in the year was £0.36.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 44: SHARE-BASED PAYMENTS continued
Chief Financial Officer buyout
William Chalmers joined the Group on 3 June 2019 and was appointed as Chief Financial Officer on 1 August 2019 on the retirement of George Culmer. He was granted deferred share awards over 4,086,632 shares, to replace unvested awards from his former employer, Morgan Stanley, that were forfeited as a result of him joining the Group.

	2021	2020
	Number of shares	Number of shares
Outstanding at 1 January	1,810,712	3,268,460
Exercised	(1,124,627)	(1,457,748)
Outstanding at 31 December	686,085	1,810,712
Group Chief Executive buyout
Charlie Nunn joined the Group on 16 August 2021 as Group Chief Executive. He was granted deferred share awards over 8,301,708 shares to replace unvested awards from his former employer, HSBC, that were forfeited as a result of him joining the Group.

2021
Number of shares
Granted	8,301,708
Exercised	(856,921)
Outstanding at 31 December	7,444,787
The weighted average fair value of awards granted in 2021 was £0.40.
Assumptions at 31 December 2021
The fair value calculations at 31 December 2021 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	SAYE	Executive Share Plan 2003	Long Term Share Plan	Group Chief Executive buyout
Weighted average risk-free interest rate	0.49%	0.12%	0.16%	0.26%
Weighted average expected life	3.3 years	1.3 years	3.4 years	2.8 years
Weighted average expected volatility	28%	30%	31%	31%
Weighted average expected dividend yield	3.1%	3.2%	3.1%	3.1%
Weighted average share price	£0.45	£0.47	£0.40	£0.44
Weighted average exercise price	£0.39	Nil	Nil	Nil
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
Share Incentive Plan
Free shares
An award of shares may be made annually to employees up to a maximum of £3,600. The shares awarded are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition. If an employee leaves the Group within this three-year period for other than a ‘good’ reason, all of the shares awarded will be forfeited.
On 25 March 2021, the Group made an award of 1,017 (2020: 676) shares to all eligible employees. The number of shares awarded was 67,658,976 (2020: 45,612,424), with an average fair value of £0.42 (2020: £0.30) based on the market price at the date of award.
Matching shares
The Group undertakes to match shares purchased by employees up to the value of £45 per month; these matching shares are held in trust for a mandatory period of three years on the employee’s behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition: if an employee leaves within this three-year period for other than a ‘good’ reason, all of the matching shares are forfeited. Similarly, if the employees sell their purchased shares within three years, their matching shares are forfeited.
The number of shares awarded relating to matching shares in 2021 was 46,621,026 (2020: 62,262,140), with an average fair value of £0.44 (2020: £0.34), based on market prices at the date of award.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 44: SHARE-BASED PAYMENTS continued
Fixed share awards
Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group shares, released over five years with 20 per cent being released each year following the year of award. From June 2020, the fixed share awards are released over three years with one third being released each year following the year of award. The number of shares purchased in 2021 was 8,320,948 (2020: 13,975,993).
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
The table below details, on an aggregated basis, key management personnel compensation:

	2021	2020	2019
	£m	£m	£m
Compensation
Salaries and other short-term benefits	10	13	15
Post-employment benefits	—	—	—
Share-based payments	15	13	15
Total compensation	25	26	30
Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £nil (2020: £nil; 2019: £nil).

	2021	2020	2019
	million	million	million
Share option plans
At 1 January	—	—	—
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	—	—	—
Exercised/lapsed (includes entitlements of former key management personnel)	—	—	—
At 31 December	—	—	—

	2021	2020	2019
	million	million	million
Share plans
At 1 January	117	101	84
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	19	46	46
Exercised/lapsed (includes entitlements of former key management personnel)	(62)	(30)	(29)
At 31 December	74	117	101
The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2021	2020	2019
	£m	£m	£m
Loans
At 1 January	2	2	2
Advanced (includes loans of appointed key management personnel)	1	—	1
Repayments (includes loans of former key management personnel)	—	—	(1)
At 31 December	3	2	2
The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 0.39 per cent and 22.93 per cent in 2021 (2020: 0.39 per cent and 24.20 per cent; 2019: 6.45 per cent and 24.20 per cent).
No provisions have been recognised in respect of loans given to key management personnel (2020 and 2019: £nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 45: RELATED PARTY TRANSACTIONS continued

	2021	2020	2019
	£m	£m	£m
Deposits
At 1 January	10	23	20
Placed (includes deposits of appointed key management personnel)	26	25	44
Withdrawn (includes deposits of former key management personnel)	(25)	(38)	(41)
At 31 December	11	10	23
Deposits placed by key management personnel attracted interest rates of up to 1.0 per cent (2020: 2.0 per cent; 2019: 3.0 per cent).
At 31 December 2021, the Group did not provide any guarantees in respect of key management personnel (2020 and 2019: none).
At 31 December 2021, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with Directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £0.9 million with two Directors and one connected person (2020: £0.6 million with four Directors and two connected persons; 2019: £0.6 million with four Directors and two connected persons).
Subsidiaries
In accordance with IFRS 10 Consolidated Financial Statements, transactions and balances with subsidiaries have been eliminated on consolidation.
Pension funds
The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2021, customer deposits of £480 million (2020: £151 million) and investment and insurance contract liabilities of £144 million (2020: £152 million) related to the Group’s pension funds. As disclosed in note 34, the Group’s main pension funds have entered into a longevity insurance arrangement that was structured as a pass-through involving Scottish Widows.
Collective investment vehicles
The Group manages 145 (2020: 137) collective investment vehicles, such as Open-Ended Investment Companies (OEICs) and of these 73 (2020: 76) are consolidated. The Group invested £427 million (2020: £659 million) and redeemed £820 million (2020: £1,159 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £1,965 million (2020: £2,234 million) at 31 December. The Group earned fees of £96 million from the unconsolidated collective investment vehicles during 2021 (2020: £93 million).
Joint ventures and associates
At 31 December 2021 there were loans and advances to customers of £14 million (2020: £28 million) outstanding and balances within customer deposits of £22 million (2020: £73 million) relating to joint ventures and associates.
During the year the Group paid fees of £7 million (2020: £7 million) to its Schroders Personal Wealth joint venture and also made a payments of £10 million (2020: £20 million) under the terms of agreements put in place on the establishment of the joint venture.
In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2021, these companies had total assets of £3,889 million (2020: £4,387 million), total liabilities of £4,412 million (2020: £4,928 million) and for the year ended 31 December 2021 had turnover of £3,686 million (2020: £3,857 million) and made a net loss of £187 million (2020: net loss of £435 million). In addition, the Group has provided £1,265 million (2020: £1,295 million) of financing to these companies on which it received £86 million (2020: £91 million) of interest income in the year.
NOTE 46: CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not involved in the ongoing litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
–Litigation brought by retailers against both Visa and Mastercard continues in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard's MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that historic interchange arrangements of Mastercard and Visa infringed competition law)
–Litigation brought on behalf of UK consumers in the English Courts against Mastercard
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. In 2020, some of these Visa preference shares were converted into Visa Inc Class A common stock (in accordance with the provisions of the Visa Europe sale documentation) and they were subsequently sold by the Group. The sale has no impact on this contingent liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 46: CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES continued
LIBOR and other trading rates
Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.
Certain Group companies are also named as defendants in (i) UK-based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or any related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2022. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £840 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £330 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.
Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, which could relate to a number of issues, including financial, environmental or other regulatory matters, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established based on management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However, the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 36.
Contingent liabilities, commitments and guarantees arising from the banking business

	2021	2020
	£m	£m
Contingent liabilities
Acceptances and endorsements	191	131
Other:
Other items serving as direct credit substitutes	510	317
Performance bonds, including letters of credit, and other transaction-related contingencies	2,043	2,105
	2,553	2,422
Total contingent liabilities	2,744	2,553
The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2021	2020
	£m	£m
Commitments and guarantees
Documentary credits and other short-term trade-related transactions	—	1
Forward asset purchases and forward deposits placed	61	127
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	17,807	20,179
Other commitments and guarantees	88,454	89,269
	106,261	109,448
1 year or over original maturity	36,411	38,299
Total commitments and guarantees	142,733	147,875
Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £71,158 million (2020: £73,962 million) was irrevocable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 46: CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES continued
Capital commitments
Excluding commitments in respect of investment property (note 25), capital expenditure contracted but not provided for at 31 December 2021 amounted to £1,034 million (2020: £501 million). Of this amount, £1,034 million (2020: £501 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.
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
(A)Asset-backed conduits
In addition to the structured entities discussed in note 29, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in client receivables and debt securities. The total consolidated exposure of Cancara at 31 December 2021 was £1,669 million (2020: £2,490 million), comprising £889 million of loans and advances (2020: £1,695 million) and £780 million of debt securities (2020: £795 million).
All lending assets and debt securities held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group’s banking activities. During 2021 there have continued to be planned drawdowns on certain liquidity facilities for balance sheet management purposes, supporting the programme to provide funding alongside the proceeds of the asset-backed commercial paper issuance. The Group could be asked to provide support under the contractual terms of these arrangements including, for example, if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption.
The external assets in Cancara are consolidated in the Group’s financial statements.
(B)Consolidated collective investment vehicles and limited partnerships
The assets of the Insurance business held in consolidated collective investment vehicles, such as Open-Ended Investment Companies and limited partnerships, are not directly available for use by the Group. However, the Group’s investment in the majority of these collective investment vehicles is readily realisable. As at 31 December 2021, the total carrying value of these consolidated collective investment vehicle assets and liabilities held by the Group was £60,352 million (2020: £57,430 million).
The Group has no contractual arrangements (such as liquidity facilities) that would require it to provide financial or other support to the consolidated collective investment vehicles; the Group has not previously provided such support and has no current intentions to provide such support.
(C)Unconsolidated collective investment vehicles and limited partnerships
The Group’s direct interests in unconsolidated structured entities comprise investments in collective investment vehicles, such as Open-Ended Investment Companies, and limited partnerships with a total carrying value of £74,916 million at 31 December 2021 (2020: £55,235 million), included within financial assets designated at fair value through profit and loss (see note 16). These investments include both those entities managed by third parties and those managed by the Group. At 31 December 2021, the total asset value of these unconsolidated structured entities, including the portion in which the Group has no interest, was £2,597 billion (2020: £2,473 billion).
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
The Group sponsors a range of diverse investment funds and limited partnerships where it acts as the fund manager or equivalent decision-maker and markets the funds under one of the Group’s brands.
The Group earns fees from managing the investments of these funds. The investment management fees that the Group earned from these entities, including those in which the Group held no ownership interest at 31 December 2021, are reported in note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

	Derivatives designated as hedging instruments	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss	At fair value through other comprehensive income	Held at amortised cost	Insurance- related contracts
		Held for trading	Other					Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Financial assets
Cash and balances at central banks	—	—	—	—	—	76,420	—	76,420
Items in the course of collection from banks	—	—	—	—	—	147	—	147
Financial assets at fair value through profit or loss	—	21,760	185,011	—	—	—	—	206,771
Derivative financial instruments	86	21,965	—	—	—	—	—	22,051
Loans and advances to banks and reverse repurchase agreements	—	—	—	—	—	10,533	—	10,533
Loans and advances to customers and reverse repurchase agreements	—	—	—	—	—	499,788	—	499,788
Debt securities	—	—	—	—	—	6,835	—	6,835
Financial assets at amortised cost	—	—	—	—	—	517,156	—	517,156
Financial assets at fair value through other comprehensive income	—	—	—	—	28,137	—	—	28,137
Reinsurance assets	—	—	—	—	—	—	759	759
Total financial assets	86	43,725	185,011	—	28,137	593,723	759	851,441
Financial liabilities
Deposits from banks and repurchase agreements	—	—	—	—	—	37,732	—	37,732
Customer deposits and repurchase agreements	—	—	—	—	—	477,384	—	477,384
Items in course of transmission to banks	—	—	—	—	—	316	—	316
Financial liabilities at fair value through profit or loss	—	16,582	—	6,541	—	—	—	23,123
Derivative financial instruments	327	17,733	—	—	—	—	—	18,060
Notes in circulation	—	—	—	—	—	1,321	—	1,321
Debt securities in issue	—	—	—	—	—	71,552	—	71,552
Liabilities arising from insurance contracts and participating investment contracts	—	—	—	—	—	—	123,423	123,423
Liabilities arising from non-participating investment contracts[1]	—	—	—	45,040	—	—	—	45,040
Other	—	—	—	—	—	1,475	308	1,783
Subordinated liabilities	—	—	—	—	—	13,108	—	13,108
Total financial liabilities	327	34,315	—	51,581	—	602,888	123,731	812,842
1Non-participating investment contracts related to the insurance business are designated at fair value through profit or loss. These contracts have been disclosed within the designated at fair value through profit or loss column (rather than as previously disclosed in the insurance-related contracts column) to provide the reader with a clearer indication of their measurement basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued

	Derivatives designated as hedging instruments	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss	At fair value through other comprehensive income	Held at amortised cost	Insurance- related contracts
		Held for trading	Other					Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Financial assets
Cash and balances at central banks	—	—	—	—	—	73,257	—	73,257
Items in the course of collection from banks	—	—	—	—	—	299	—	299
Financial assets at fair value through profit or loss	—	20,825	170,344	—	—	—	—	191,169
Derivative financial instruments	816	28,797	—	—	—	—	—	29,613
Loans and advances to banks and reverse repurchase agreements	—	—	—	—	—	10,746	—	10,746
Loans and advances to customers and reverse repurchase agreements	—	—	—	—	—	498,843	—	498,843
Debt securities	—	—	—	—	—	5,405	—	5,405
Financial assets at amortised cost	—	—	—	—	—	514,994	—	514,994
Financial assets at fair value through other comprehensive income	—	—	—	—	27,603	—	—	27,603
Reinsurance assets	—	—	—	—	—	—	842	842
Total financial assets	816	49,622	170,344	—	27,603	588,550	842	837,777
Financial liabilities
Deposits from banks and repurchase agreements	—	—	—	—	—	31,465	—	31,465
Customer deposits and repurchase agreements	—	—	—	—	—	460,068	—	460,068
Items in course of transmission to banks	—	—	—	—	—	306	—	306
Financial liabilities at fair value through profit or loss	—	15,818	—	6,828	—	—	—	22,646
Derivative financial instruments	684	26,629	—	—	—	—	—	27,313
Notes in circulation	—	—	—	—	—	1,305	—	1,305
Debt securities in issue	—	—	—	—	—	87,397	—	87,397
Liabilities arising from insurance contracts and participating investment contracts	—	—	—	—	—	—	116,060	116,060
Liabilities arising from non-participating investment contracts[1]	—	—	—	38,452	—	—	—	38,452
Other	—	—	—	—	—	1,672	343	2,015
Subordinated liabilities	—	—	—	—	—	14,261	—	14,261
Total financial liabilities	684	42,447	—	45,280	—	596,474	116,403	801,288
1Non-participating investment contracts related to the insurance business are designated at fair value through profit or loss. These contracts have been disclosed within the designated at fair value through profit or loss column (rather than as previously disclosed in the insurance-related contracts column) to provide the reader with a clearer indication of their measurement basis.

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
The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation. Liabilities arising from non-participating investment contracts are carried at fair value. Fair values have not been disclosed for discretionary participating investment contracts. There is currently no agreed definition of fair valuation for discretionary participation features applied under IFRS and therefore the range of possible fair values of these contracts cannot be measured reliably.
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
Model validation covers both qualitative and quantitative elements relating to new models. In respect of new products, a product implementation review is conducted pre and post-trading. Pre-trade testing ensures that the new model is integrated into the Group’s systems and that the profit and loss and risk reporting are consistent throughout the trade lifecycle. Post-trade testing examines the explanatory power of the implemented model, actively monitoring model parameters and comparing in-house pricing to external sources. Independent price verification procedures cover financial instruments carried at fair value. The frequency of the review is matched to the availability of independent data, monthly being the minimum. Valuation differences in breach of established thresholds are escalated to senior management. The results from independent pricing and valuation reserves are reviewed monthly by senior management.
Formal committees, consisting of senior risk, finance and business management, meet at least quarterly to discuss and approve valuations in more judgemental areas, in particular for unquoted equities, structured credit, over-the-counter options and the credit valuation adjustment (CVA), funding valuation adjustment (FVA) and other valuation adjustments.
Valuation of financial assets and liabilities
Assets and liabilities carried at fair value or for which fair values are disclosed have been classified into three levels according to the quality and reliability of information used to determine the fair values.
Level 1
Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities. Products classified as level 1 predominantly comprise listed equity shares, treasury bills and other government securities.
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
Transfers out of the level 3 portfolio arise when inputs that could have a significant impact on the instrument’s valuation become market observable after previously having been non-market observable. In the case of asset-backed securities this can arise if more than one consistent independent source of data becomes available. Conversely, transfers into the portfolio arise when consistent sources of data cease to be available.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
(3)Financial assets and liabilities carried at fair value
(A)Financial assets, excluding derivatives
Valuation hierarchy
At 31 December 2021, the Group’s financial assets carried at fair value, excluding derivatives, totalled £234,908 million (2020: £218,772 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on page F-92). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2021
Financial assets at fair value through profit or loss
Loans and advances to banks	—	4,170	—	4,170
Loans and advances to customers	—	15,575	9,793	25,368
Debt securities:
Government securities	17,668	12	—	17,680
Other public sector securities	—	2,731	—	2,731
Bank and building society certificates of deposit	—	6,297	—	6,297
Asset-backed securities:
Mortgage-backed securities	—	433	—	433
Other asset-backed securities	—	177	98	275
Corporate and other debt securities	—	18,123	1,679	19,802
	17,668	27,773	1,777	47,218
Treasury and other bills	19	—	—	19
Contracts held with reinsurers	—	12,371	—	12,371
Equity shares	115,882	—	1,743	117,625
Total financial assets at fair value through profit or loss	133,569	59,889	13,313	206,771
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	14,613	—	—	14,613
Asset-backed securities:
Other asset-backed securities	—	—	70	70
Corporate and other debt securities	644	12,490	—	13,134
	15,257	12,490	70	27,817
Treasury and other bills	85	—	—	85
Equity shares	—	—	235	235
Total financial assets at fair value through other comprehensive income	15,342	12,490	305	28,137
Total financial assets carried at fair value, excluding derivatives	148,911	72,379	13,618	234,908

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2020
Financial assets at fair value through profit or loss
Loans and advances to banks	—	4,467	—	4,467
Loans and advances to customers	—	12,508	11,501	24,009
Debt securities:
Government securities	20,332	290	—	20,622
Other public sector securities	—	2,289	65	2,354
Bank and building society certificates of deposit	44	4,797	—	4,841
Asset-backed securities:
Mortgage-backed securities	—	467	—	467
Other asset-backed securities	—	265	—	265
Corporate and other debt securities	—	16,245	1,889	18,134
	20,376	24,353	1,954	46,683
Treasury and other bills	18	—	—	18
Contracts held with reinsurers	—	19,543	—	19,543
Equity shares	94,687	171	1,591	96,449
Total financial assets at fair value through profit or loss	115,081	61,042	15,046	191,169
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	14,286	—	—	14,286
Asset-backed securities:
Other asset-backed securities	—	—	180	180
Corporate and other debt securities	498	12,437	—	12,935
	14,784	12,437	180	27,401
Treasury and other bills	36	—	—	36
Equity shares	—	—	166	166
Total financial assets at fair value through other comprehensive income	14,820	12,437	346	27,603
Total financial assets carried at fair value, excluding derivatives	129,901	73,479	15,392	218,772
Movements in level 3 portfolio
The table below analyses movements in level 3 financial assets, excluding derivatives, carried at fair value (recurring measurement).

	2021			2020
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total level 3 assets carried at fair value, excluding derivatives (recurring basis)	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total level 3 assets carried at fair value, excluding derivatives (recurring basis)
	£m	£m	£m	£m	£m	£m
At 1 January	15,046	346	15,392	14,908	408	15,316
Exchange and other adjustments	4	(11)	(7)	94	9	103
Gains recognised in the income statement within other income	183	—	183	836	—	836
Gains (losses) recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	69	69	—	(48)	(48)
Purchases/increases to customer loans	1,709	8	1,717	1,756	8	1,764
Sales/repayments of customer loans	(2,765)	(107)	(2,872)	(2,316)	(31)	(2,347)
Transfers into the level 3 portfolio	171	—	171	167	—	167
Transfers out of the level 3 portfolio	(1,035)	—	(1,035)	(399)	—	(399)
At 31 December	13,313	305	13,618	15,046	346	15,392
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	(71)	—	(71)	109	—	109

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
Where there is limited trading activity in debt securities, the Group uses valuation models, consensus pricing information from third-party pricing services and broker or lead manager quotes to determine an appropriate valuation. Debt securities are classified as level 3 if there is a significant valuation input that cannot be corroborated through market sources or where there are materially inconsistent values for an input. Asset classes classified as level 3 mainly comprise venture capital investments.
Equity investments
Unlisted equity and fund investments are valued using different techniques in accordance with the Group’s valuation policy and International Private Equity and Venture Capital Guidelines.
Depending on the business sector and the circumstances of the investment, unlisted equity valuations are based on earnings multiples, net asset values or discounted cash flows.
–A number of earnings multiples are used in valuing the portfolio including price earnings, earnings before interest and tax and earnings before interest, tax, depreciation and amortisation. The particular multiple selected is appropriate for the size and type of business being valued and is derived by reference to the current market-based multiple. Consideration is given to the risk attributes, growth prospects and financial gearing of comparable businesses when selecting the appropriate multiple
–Discounted cash flow valuations use estimated future cash flows, usually based on management forecasts, with the application of appropriate exit yields or terminal multiples and discounted using rates appropriate to the specific investment, business sector or recent economic rates of return. Recent transactions involving the sale of similar businesses may sometimes be used as a frame of reference in deriving an appropriate multiple
–For fund investments the most recent capital account value calculated by the fund manager is used as the basis for the valuation and adjusted, if necessary, to align valuation techniques with the Group’s valuation policy
Unlisted equity investments and investments in property partnerships held in the life assurance funds are valued using third-party valuations. Management take account of any pertinent information, such as recent transactions and information received on particular investments, to adjust the third-party valuations where necessary.
(B)Financial liabilities, excluding derivatives
Valuation hierarchy
At 31 December 2021, the Group’s financial liabilities carried at fair value, excluding derivatives, comprised its financial liabilities at fair value through profit or loss and totalled £23,123 million (2020: £22,646 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-92). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2021
Financial liabilities at fair value through profit or loss
Debt securities and other liabilities designated at fair value through profit or loss	—	6,504	37	6,541
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	—	14,962	—	14,962
Other deposits	—	—	—	—
Short positions in securities	1,569	51	—	1,620
	1,569	15,013	—	16,582
Total financial liabilities carried at fair value, excluding derivatives	1,569	21,517	37	23,123
At 31 December 2020
Financial liabilities at fair value through profit or loss
Debt securities in issue designated at fair value through profit or loss	—	6,783	45	6,828
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	—	14,996	—	14,996
Other deposits	—	6	—	6
Short positions in securities	778	38	—	816
	778	15,040	—	15,818
Total financial liabilities carried at fair value, excluding derivatives	778	21,823	45	22,646
The Group's non-participating investment contracts (see note 32) were all categorised as level 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
Movements in level 3 portfolio
The table below analyses movements in the level 3 financial liabilities portfolio, excluding derivatives.

	2021	2020
	£m	£m
At 1 January	45	48
(Gains) losses recognised in the income statement within other income	(5)	1
Additions	4	—
Redemptions	(7)	(4)
At 31 December	37	45
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December	(4)	—
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
In the year ended 31 December 2021, the own credit adjustment arising from the fair valuation of £6,541 million (2020: £6,828 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a loss of £86 million (2020: loss of £75 million), before tax, recognised in other comprehensive income.
Trading liabilities in respect of securities sold under repurchase agreements
The fair value of these liabilities is determined using discounted cash flow techniques. The discount rates are derived from observable repurchase agreement rate curves specific to the type of security sold under the repurchase agreement.
(C)Derivatives
Valuation hierarchy
All of the Group’s derivative assets and liabilities are carried at fair value. At 31 December 2021, such assets totalled £22,051 million (2020: £29,613 million) and liabilities totalled £18,060 million (2020: £27,313 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-92). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2021				2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Derivative assets	44	21,114	893	22,051	60	28,572	981	29,613
Derivative liabilities	(62)	(17,054)	(944)	(18,060)	(56)	(25,883)	(1,374)	(27,313)
Movements in level 3 portfolio
The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2021		2020
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
	£m	£m	£m	£m
At 1 January	981	(1,374)	863	(1,367)
Exchange and other adjustments	(4)	4	16	(17)
(Losses) gains recognised in the income statement within other income	(182)	292	84	(112)
Purchases (additions)	214	(328)	61	(6)
(Sales) redemptions	(116)	462	(85)	19
Transfers into the level 3 portfolio	—	—	41	(51)
Transfers out of the level 3 portfolio	—	—	1	160
At 31 December	893	(944)	981	(1,374)
(Losses) gains recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	(219)	324	99	(131)
Valuation methodology for derivatives
Where the Group’s derivative assets and liabilities are not traded on an exchange, they are valued using valuation techniques, including discounted cash flow and options pricing models, as appropriate. The types of derivatives classified as level 2 and the valuation techniques used include:
–Interest rate swaps which are valued using discounted cash flow models; the most significant inputs into those models are interest rate yield curves which are developed from publicly quoted rates
–Foreign exchange derivatives that do not contain options which are priced using rates available from publicly quoted sources
–Credit derivatives which are valued using standard models with observable inputs, except for the items classified as level 3, which are valued using publicly available yield and credit default swap (CDS) curves

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
–Less complex interest rate and foreign exchange option products which are valued using volatility surfaces developed from publicly available interest rate cap, interest rate swaption and other option volatilities; option volatility skew information is derived from a market standard consensus pricing service. For more complex option products, the Group calibrates its models using observable at-the-money data; where necessary, the Group adjusts for out-of-the-money positions using a market standard consensus pricing service
Complex interest rate and foreign exchange products where inputs to the valuation are significant, material and unobservable are classified as level 3.
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
(i)Uncollateralised derivative valuation adjustments
The following table summarises the movement on this valuation adjustment account during 2020 and 2021:

	2021	2020
	£m	£m
At 1 January	474	423
Income statement (credit) charge	(18)	70
Transfers	—	(19)
At 31 December	456	474
Represented by:

	2021	2020
	£m	£m
Credit Valuation Adjustment	306	358
Debit Valuation Adjustment	(26)	(35)
Funding Valuation Adjustment	176	151
	456	474
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
The CVA is sensitive to:
–The current size of the mark-to-market position on the uncollateralised asset
–Expectations of future market volatility of the underlying asset
–Expectations of counterparty creditworthiness
Market Credit Default Swap (CDS) spreads are used to develop the probability of default for quoted counterparties. For unquoted counterparties, internal credit ratings and market sector CDS curves and recovery rates are used. The loss given default (LGD) is based on market recovery rates and internal credit assessments.
The combination of a one-notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £74 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (although no such adjustment was required at 31 December 2021).
The DVA is sensitive to:
–The current size of the mark-to-market position on the uncollateralised liability
–Expectations of future market volatility of the underlying liability
–The Group’s own CDS spread
A one per cent rise in the CDS spread would lead to an increase in the DVA of £77 million.
The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A one per cent rise in interest rates would lead to a £65 million fall in the overall valuation adjustment to £215 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.
The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding uncollateralised derivative positions. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by £28 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
(ii)Market liquidity
The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a time frame that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.
At 31 December 2021, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £63 million (2020: £83 million).
(D)Sensitivity of level 3 valuations

			2021			2020
				Effect of reasonably possible alternative assumptions[2]			Effect of reasonably possible alternative assumptions[2]
	Valuation techniques	Significant unobservable inputs[1]	Carrying value	Favourable changes	Unfavourable changes	Carrying value	Favourable changes	Unfavourable changes
			£m	£m	£m	£m	£m	£m
Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+213bps)[4]	9,793	502	(460)	11,501	528	(651)
Debt securities	Discounted cash flows	Credit spreads (+/- 7%)[5]	191	13	(13)	226	10	(10)
Equity and venture capital investments	Market approach	Earnings multiple (3.5/14.9)[6]	1,692	191	(191)	1,905	72	(72)
	Underlying asset/net asset value (incl. property prices)[3]	n/a	892	123	(131)	634	91	(121)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows[3]	n/a	745	22	(16)	780	6	(34)
			13,313			15,046
Financial assets at fair value through other comprehensive income
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	70	4	(4)	180	6	(6)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)[3]	n/a	235	14	(14)	166	6	(6)
			305			346
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/168%)[7]	893	10	(23)	981	8	(6)
Level 3 financial assets carried at fair value			14,511			16,373
Financial liabilities at fair value through profit or loss
Securitisation notes and other	Discounted cash flows	Interest rate spreads (+/– 50bps)[8]	37	1	(1)	45	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/168%)[7]	944	—	—	1,374	—	—
Level 3 financial liabilities carried at fair value			981			1,419
1Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
2Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
3Underlying asset/net asset values represent fair value.
42020: -50bps/215bps
52020: +/-5%
62020: 1.0/15.2
72020: 13%/128%
82020: +/-50bps

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are as follows:
–Interest rates and inflation rates are referenced in some derivatives where the payoff that the holder of the derivative receives depends on the behaviour of those underlying references through time
–Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value
–Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes
–Earnings multiples are used to value certain unlisted equity investments. The earnings multiples used are derived from those of listed entities operating in the same sector with adjustments made for factors such as the size of the company and the quality of its earnings. The majority of the Group's venture capital investments are valued using an estimate of the company's maintainable earnings before interest, tax, depreciation and amortisation and in accordance with the International Private Equity and Venture Capital Valuation Guidelines. A higher earnings multiple will result in a higher fair value
Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships.
Debt securities
Reasonably possible alternative assumptions have been determined in respect of the Group’s structured credit investment by flexing credit spreads.
Derivatives
Reasonably possible alternative assumptions have been determined in respect of swaptions in the Group’s derivative portfolios which are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatilities have been flexed within a range of 13 per cent to 168 per cent (2020: 13 per cent to 128 per cent).
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
–For valuations derived from earnings multiples, consideration is given to the risk attributes, growth prospects and financial gearing of comparable businesses when selecting an appropriate multiple
–The discount rates used in discounted cash flow valuations
–In line with International Private Equity and Venture Capital Guidelines, the values of underlying investments in fund investment portfolios
(4)Financial assets and liabilities carried at amortised cost
(A)Financial assets
Valuation hierarchy
The table below analyses the fair values of the financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-92). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

	Carrying value	Fair value	Valuation hierarchy
			Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m
At 31 December 2021
Loans and advances to banks and reverse repurchase agreements	10,533	10,529	—	3,532	6,997
Loans and advances to customers and reverse repurchase agreements:
Stage 1	450,342	452,758	—	51,221	401,537
Stage 2	33,817	34,617	—	—	34,617
Stage 3	4,862	4,851	—	—	4,851
Purchased or originated credit-impaired	10,767	10,767	—	—	10,767
	499,788	502,993	—	51,221	451,772
Debt securities	6,835	6,876	—	6,739	137
Reverse repurchase agreements included in above amounts:
Loans and advances to banks and reverse repurchase agreements	3,532	3,532	—	3,532	—
Loans and advances to customers and reverse repurchase agreements	51,221	51,221	—	51,221	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued

	Carrying value	Fair value	Valuation hierarchy
			Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m
At 31 December 2020
Loans and advances to banks and reverse repurchase agreements	10,746	10,745	—	2,686	8,059
Loans and advances to customers and reverse repurchase agreements:
Stage 1	432,571	431,395	—	58,643	372,752
Stage 2	49,514	50,198	—	—	50,198
Stage 3	4,508	4,412	—	—	4,412
Purchased or originated credit-impaired	12,250	12,250	—	—	12,250
	498,843	498,255	—	58,643	439,612
Debt securities	5,405	5,398	—	5,387	11
Reverse repurchase agreements included in above amounts:
Loans and advances to banks and reverse repurchase agreements	2,686	2,686	—	2,686	—
Loans and advances to customers and reverse repurchase agreements	58,643	58,643	—	58,643	—
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
(B)Financial liabilities
Valuation hierarchy
The table below analyses the fair values of the financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-92).

	Carrying value	Fair value	Valuation hierarchy
			Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m
At 31 December 2021
Deposits from banks and repurchase agreements	37,732	37,733	—	37,733	—
Customer deposits and repurchase agreements	477,384	477,546	—	477,546	—
Debt securities in issue	71,552	74,665	—	74,665	—
Subordinated liabilities	13,108	14,804	—	14,804	—
Repurchase agreements included in above amounts:
Deposits from banks and repurchase agreements	30,085	30,085	—	30,085	—
Customer deposits and repurchase agreements	1,040	1,040	—	1,040	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 48: FINANCIAL INSTRUMENTS continued

	Carrying value	Fair value	Valuation hierarchy
			Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m
At 31 December 2020
Deposits from banks and repurchase agreements	31,465	31,468	—	31,468	—
Customer deposits and repurchase agreements	460,068	460,338	—	453,261	7,077
Debt securities in issue	87,397	93,152	—	93,152	—
Subordinated liabilities	14,261	16,410	—	16,410	—
Repurchase agreements included in above amounts:
Deposits from banks and repurchase agreements	18,767	18,767	—	18,767	—
Customer deposits and repurchase agreements	9,417	9,417	—	9,417	—
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
(5)Reclassifications of financial assets
There have been no reclassifications of financial assets in 2020 or 2021.
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
As set out in note 29, included within financial assets measured at amortised cost are loans transferred under the Group’s securitisation and covered bond programmes. As the Group retains all or a majority of the risks and rewards associated with these loans, including credit, interest rate, prepayment and liquidity risk, they remain on the Group’s balance sheet. Assets transferred into the Group’s securitisation and covered bond programmes are not available to be used by the Group while the assets are within the programmes. However, the Group retains the right to remove loans from the covered bond programmes where they are in excess of the programme’s requirements. In addition, where the Group has retained some of the notes issued by securitisation and covered bond programmes, the Group has the ability to sell or pledge these retained notes.
The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group’s obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 29). The liabilities shown in the table below have recourse to the transferred assets.

	2021		2020
	Carrying value of transferred assets	Carrying value of associated liabilities	Carrying value of transferred assets	Carrying value of associated liabilities
	£m	£m	£m	£m
Repurchase and securities lending transactions
Financial assets at fair value through profit or loss	4,345	2,030	5,791	2,512
Financial assets at fair value through other comprehensive income	8,085	6,244	6,025	5,105
Securitisation programmes
Financial assets at amortised cost:
Loans and advances to customers[1]	31,406	3,705	34,584	4,451
1The carrying value of associated liabilities excludes securitisation notes held by the Group of £24,010 million (31 December 2020: £27,448 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 50: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES
The following information relates to financial assets and liabilities which have been offset in the balance sheet and those which have not been offset but for which the Group has enforceable master netting agreements or collateral arrangements in place with counterparties.

				Related amounts where set off in the balance sheet not permitted[3]		Potential net amounts if offset of related amounts permitted
	Gross amounts of assets and liabilities[1]	Amount offset in the balance sheet[2]	Net amounts presented in the balance sheet	Cash collateral received/ pledged	Non-cash collateral received/ pledged
	£m	£m	£m	£m	£m	£m
At 31 December 2021
Financial assets
Financial assets at fair value through profit or loss:
Excluding reverse repurchase agreements	191,850	—	191,850	—	(2,456)	189,394
Reverse repurchase agreements	33,834	(18,913)	14,921	(20)	(14,901)	—
	225,684	(18,913)	206,771	(20)	(17,357)	189,394
Derivative financial instruments	50,205	(28,154)	22,051	(5,658)	(12,645)	3,748
Loans and advances to banks and reverse repurchase agreements:
Loans and advances to banks	7,001	—	7,001	(1,731)	—	5,270
Reverse repurchase agreements	4,499	(967)	3,532	—	(3,532)	—
	11,500	(967)	10,533	(1,731)	(3,532)	5,270
Loans and advances to customers and reverse repurchase agreements:
Loans and advances to customers	449,732	(1,165)	448,567	(798)	(1,506)	446,263
Reverse repurchase agreements	59,975	(8,754)	51,221	—	(51,221)	—
	509,707	(9,919)	499,788	(798)	(52,727)	446,263
Debt securities	6,835	—	6,835	—	(267)	6,568
Financial assets at fair value through other comprehensive income	28,137	—	28,137	—	(4,981)	23,156
Financial liabilities
Deposits from banks and repurchase agreements:
Deposits from banks	7,647	—	7,647	(5,678)	—	1,969
Repurchase agreements	31,052	(967)	30,085	—	(30,085)	—
	38,699	(967)	37,732	(5,678)	(30,085)	1,969
Customer deposits and repurchase agreements:
Customer deposits	477,509	(1,165)	476,344	—	(1,506)	474,838
Repurchase agreements	9,794	(8,754)	1,040	—	(1,040)	—
	487,303	(9,919)	477,384	—	(2,546)	474,838
Financial liabilities at fair value through profit or loss:
Excluding repurchase agreements	8,161	—	8,161	—	—	8,161
Repurchase agreements	33,875	(18,913)	14,962	—	(14,962)	—
	42,036	(18,913)	23,123	—	(14,962)	8,161
Derivative financial instruments	46,214	(28,154)	18,060	(2,529)	(15,063)	468
1After impairment allowance.
2The amounts offset in the balance sheet as shown above mainly represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.
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
The effects of over-collateralisation have not been taken into account in the above table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 50: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES continued

				Related amounts where set off in the balance sheet not permitted[3]		Potential net amounts if offset of related amounts permitted
	Gross amounts of assets and liabilities[1]	Amount offset in the balance sheet[2]	Net amounts presented in the balance sheet	Cash collateral received/ pledged	Non-cash collateral received/ pledged
	£m	£m	£m	£m	£m	£m
At 31 December 2020
Financial assets
Financial assets at fair value through profit or loss:
Excluding reverse repurchase agreements	178,176	—	178,176	—	(2,567)	175,609
Reverse repurchase agreements	27,904	(14,911)	12,993	(24)	(12,969)	—
	206,080	(14,911)	191,169	(24)	(15,536)	175,609
Derivative financial instruments	88,700	(59,087)	29,613	(8,715)	(16,747)	4,151
Loans and advances to banks and reverse repurchase agreements:
Loans and advances to banks	8,060	—	8,060	(3,105)	—	4,955
Reverse repurchase agreements	2,694	(8)	2,686	—	(2,686)	—
	10,754	(8)	10,746	(3,105)	(2,686)	4,955
Loans and advances to customers and reverse repurchase agreements:
Loans and advances to customers	440,200	—	440,200	(2,094)	(2,762)	435,344
Reverse repurchase agreements	64,052	(5,409)	58,643	—	(58,643)	—
	504,252	(5,409)	498,843	(2,094)	(61,405)	435,344
Debt securities	5,405	—	5,405	—	—	5,405
Financial assets at fair value through other comprehensive income	27,603	—	27,603	—	(5,132)	22,471
Financial liabilities
Deposits from banks and repurchase agreements:
Deposits from banks	12,698	—	12,698	(8,739)	—	3,959
Repurchase agreements	18,775	(8)	18,767	—	(18,767)	—
	31,473	(8)	31,465	(8,739)	(18,767)	3,959
Customer deposits and repurchase agreements:
Customer deposits	450,651	—	450,651	(1,862)	(2,762)	446,027
Repurchase agreements	14,826	(5,409)	9,417	—	(9,417)	—
	465,477	(5,409)	460,068	(1,862)	(12,179)	446,027
Financial liabilities at fair value through profit or loss:
Excluding repurchase agreements	7,650	—	7,650	—	—	7,650
Repurchase agreements	29,907	(14,911)	14,996	—	(14,996)	—
	37,557	(14,911)	22,646	—	(14,996)	7,650
Derivative financial instruments	85,088	(57,775)	27,313	(5,199)	(20,156)	1,958
1After impairment allowance.
2The amounts offset in the balance sheet as shown above mainly represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.
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
The effects of over-collateralisation have not been taken into account in the above table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT
As a bancassurer, financial instruments are fundamental to the Group’s activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.
The primary risks affecting the Group through its use of financial instruments are: market risk, which includes interest rate risk and foreign exchange risk; credit risk; liquidity risk; capital risk; and insurance risk. The following disclosures provide quantitative and qualitative information about the Group’s exposure to these risks.
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
Many banking assets are sensitive to interest rate movements; there is a large volume of managed rate assets such as variable rate mortgages which may be considered as a natural offset to the interest rate risk arising from the managed rate liabilities. However, a significant proportion of the Group’s lending assets, for example many personal loans and mortgages, bear interest rates which are contractually fixed. Interest rate sensitivity analysis relating to the Group’s Banking activities is set out in the tables marked audited on page 65.
The Group’s risk management policy is to optimise reward while managing its market risk exposures within the risk appetite defined by the Board. The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group’s structural hedge. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by the Group Asset and Liability Committee.
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
At 31 December 2021 the aggregate notional principal of interest rate and other swaps (predominantly interest rate) designated as fair value hedges was £172,695 million (2020: £215,325 million) with a net fair value liability of £262 million (2020: asset of £211 million) (note 17). The gains on the hedging instruments were £944 million (2020: gains of £988 million). The losses on the hedged items attributable to the hedged risk were £767 million (2020: losses of £441 million). The gains and losses relating to the fair value hedges are recorded in net trading income.
The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2021 was £109,093 million (2020: £326,386 million) with a net fair value asset of £5 million (2020: asset of £30 million) (note 17). In 2021, ineffectiveness recognised in the income statement that arises from cash flow hedges was a loss of £69 million (2020: loss of £2 million).
Interest Rate Benchmark Reform
During 2021, the Group has continued to manage the transition to alternative benchmark rates under its Group-wide IBOR transition programme including delivery of the core changes required to its technology and business processes. Through this programme, the Group has ensured that the most appropriate benchmark rate is used for new products, has transitioned the vast majority of its legacy products to new benchmark rates for IBORs ceasing immediately after 31 December 2021 and has managed the impacts and risks relating to systems, processes, accounting and reporting. The Group does not expect material changes to its risk management approach and strategy as a result of interest rate benchmark reform.
The material risks identified include the following:
Conduct and litigation risk. The Group may be exposed to conduct and litigation charges as a direct result of inappropriate or negligent actions taken during IBOR transition resulting in detriment to the customer. The Group is working closely with its counterparties to avoid this outcome.
Market risk. IBOR transition is expected to lead to changes in the Group’s market risk profile which will continue to be monitored and managed within the appropriate risk appetites. The key change is expected to be on the management of basis risk profile during the period when alternative benchmark rates are referenced in contracts up to the cessation of the in-scope IBOR index.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
Credit risk. Clients may wish to renegotiate the terms of existing transactions as a consequence of IBOR reform. This could lead to a change in the credit risk exposure of the client depending on the outcome of the negotiations. The Group will continue to monitor and manage changes within the appropriate risk appetites.
Accounting risk. If IBOR transition is finalised in a manner that does not permit the application of the reliefs introduced in the IFRS Phase 2 amendments, the financial instrument may be required to be derecognised and a new instrument recognised. In addition, where instruments used in hedge accounting relationships are transitioned either at different times or to different benchmarks, this may result in additional volatility to the income statement either through hedge accounting ineffectiveness or failure of the hedge accounting relationships.
Operational risk. Additional operational risks may arise due to the IBOR transition programme impacting all businesses and functions within the Group and leading to the implementation of changes to technology, operations, client communication and the valuation of in-scope financial instruments.
At 31 December 2021, the Group had successfully transitioned all derivative products settled though the London Clearing House (LCH) that were dependent on Sterling, Euro, Japanese Yen and Swiss Franc LIBOR to alternative benchmark rates and has transitioned the majority of its commercial lending contracts from Sterling LIBOR to alternative benchmark rates. US Dollar LIBOR is not expected to cease before 30 June 2023 and the Group continues to work on its planned transition to alternative benchmark rates for those financial contracts currently referencing US dollar LIBOR.
At 31 December 2021, the Group had the following significant exposures impacted by interest rate benchmark reform which have yet to transition to the replacement benchmark rate:

	Sterling LIBOR	US Dollar LIBOR	Other LIBOR	Total
	£m	£m	£m	£m
Non-derivative financial assets
Financial assets at fair value through profit or loss	1,753	268	—	2,021
Loans and advances to banks and reverse repurchase agreements	—	4,106	—	4,106
Loans and advances to customers and reverse repurchase agreements	3,542	5,975	—	9,517
Debt securities	126	—	—	126
Financial assets at amortised cost	3,668	10,081	—	13,749
Financial assets at fair value through other comprehensive income	16	—	—	16
Other assets	—	—	—	—
	5,437	10,349	—	15,786
Non-derivative financial liabilities
Deposits from banks and repurchase agreements	—	—	—	—
Customer deposits and repurchase agreements	—	74	—	74
Financial liabilities at fair value through profit or loss	—	100	3	103
Debt securities in issue	—	54	26	80
Other liabilities	—	—	—	—
Subordinated liabilities	—	—	—	—
	—	228	29	257
Derivative notional/contract amount
Interest rate	12,734	286,921	—	299,655
Cross currency	—	42,229	—	42,229
As at 31 December 2021, the Sterling LIBOR balances in the above table relate to contracts that have not converted to a risk-free rate. The balance includes both contracts that mature in 2022 with further LIBOR interest rate fixings in the period and contracts where the counterparty has not yet agreed to fallback provisions that would have effect when LIBOR ceases. In both cases, these contracts will have both cash flows and valuations determined on a ‘synthetic’ LIBOR basis for reporting periods during 2022, unless they are transitioned to alternative benchmark rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
In respect of the Group's hedge accounting relationships, for the purposes of determining whether:
–A forecast transaction is highly probable
–Hedged future cash flows are expected to occur
–A hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk
–An accounting hedging relationship should be discontinued because of a failure of the retrospective effectiveness test the Group assumes that the interest rate benchmark on which the hedged risk or the cash flows of the hedged item or hedging instrument are based is not altered by uncertainties resulting from interest rate benchmark reform. In addition, for a fair value hedge of a non-contractually specified benchmark portion of interest rate risk, the Group assesses only at inception of the hedge relationship and not on an ongoing basis that the risk is separately identifiable and hedge effectiveness can be measured. The Group’s most significant hedge accounting relationships are exposed to the following interest rate benchmarks: Sterling LIBOR, US Dollar LIBOR and EURIBOR.
At 31 December 2021, the Group expects that EURIBOR will continue to exist as a benchmark rate for the foreseeable future. Accordingly, the Group does not consider its fair value or cash flow hedges of the EURIBOR benchmark interest rate to be directly affected by interest rate benchmark reform and as a result does not anticipate changing the hedged risk to a different benchmark.
The notional amount of the hedged items that the Group has designated into cash flow hedge relationships that is directly affected by the interest rate benchmark reform is £3,258 million (2020: £20,243 million), of which £nil (2020: £16,523 million) relates to Sterling LIBOR and £3,258 million (2020: £3,720 million) relates to US Dollar LIBOR. These are principally loans and advances to customers in Commercial Banking.
The interest rate benchmark reforms also affect assets and liabilities designated in fair value hedges. At 31 December 2021, the assets had a notional value of £3,370 million and the liabilities had a notional value of £22,437 million, all of which was in respect of US Dollar LIBOR. At 31 December 2020, the assets had a notional value of £107,340 million (of which £103,438 million was in respect of Sterling LIBOR) and the liabilities had a notional value of £35,360 million (of which £10,518 million was in respect of Sterling LIBOR). These fair value hedges principally relate to debt securities in issue.
At 31 December 2021, the notional amount of the hedging instruments in hedging relationships to which these amendments apply was £27,873 million, of which £24,615 million relates to US Dollar LIBOR fair value hedges and £3,258 million relates to US Dollar LIBOR cash flow hedges. At 31 December 2020, the notional amount of the hedging instruments in hedging relationships to which these amendments apply was £464,744 million, of which £116,498 million relates to Sterling LIBOR fair value hedges and £302,707 million relates to Sterling LIBOR cash flow hedges.
(B)Foreign exchange risk
The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are managed centrally within allocated exposure limits. Trading book exposures in the authorised trading centres are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London. Associated VaR and the closing, average, maximum and minimum are disclosed in the tables marked audited on page 67.
The Group manages foreign currency accounting exposure via cash flow hedge accounting, utilising currency swaps and forward foreign exchange trades.
Risk arises from the Group’s investments in its overseas operations. The Group’s structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves. The Group ceased all hedge accounting of the currency translation risk of the net investment in foreign operations in 2018.
The Group’s main overseas operations are in the Americas and Europe. Details of the Group’s structural foreign currency exposures are as follows:
(C)Functional currency of Group operations

	2021			2020
	Euro	US Dollar	Other non-Sterling	Euro	US Dollar	Other non-Sterling
	£m	£m	£m	£m	£m	£m
Exposure	115	134	7	113	95	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
Credit risk
The Group’s credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom. Credit risk appetite is set at Board level and is described and reported through a suite of metrics devised from a combination of accounting and credit portfolio performance measures, which include the use of various credit risk rating systems as inputs and assess credit risk at a counterparty level using three components: (i) the probability of default by the counterparty on its contractual obligations; (ii) the current exposures to the counterparty and their likely future development, from which the Group derives the exposure at default; and (iii) the likely loss ratio on the defaulted obligations, the loss given default. The Group uses a range of approaches to mitigate credit risk, including internal control policies, obtaining collateral, using master netting agreements and other credit risk transfers, such as asset sales and credit derivatives based transactions.
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

	2021			2020
	Maximum exposure	Offset[1]	Net exposure	Maximum exposure	Offset[1]	Net exposure
	£m	£m	£m	£m	£m	£m
Financial assets at fair value through profit or loss[2,3]:
Loans and advances	29,538	—	29,538	28,476	—	28,476
Debt securities, treasury and other bills	47,237	—	47,237	46,701	—	46,701
Contracts held with reinsurers	12,371	—	12,371	19,543	—	19,543
	89,146	—	89,146	94,720	—	94,720
Derivative financial instruments	22,051	(11,600)	10,451	29,613	(15,866)	13,747
Financial assets at amortised cost, net[4]:
Loans and advances to banks and reverse repurchase agreements, net[4]	10,533	—	10,533	10,746	—	10,746
Loans and advances to customers and reverse repurchase agreements, net[4]	499,788	(1,506)	498,282	498,843	(2,762)	496,081
Debt securities, net[4]	6,835	—	6,835	5,405	—	5,405
	517,156	(1,506)	515,650	514,994	(2,762)	512,232
Financial assets at fair value through other comprehensive income[2]	27,902	—	27,902	27,437	—	27,437
Reinsurance assets	759	—	759	842	—	842
Off-balance sheet items:
Acceptances and endorsements	191	—	191	131	—	131
Other items serving as direct credit substitutes	510	—	510	317	—	317
Performance bonds, including letters of credit, and other transaction-related contingencies	2,043	—	2,043	2,105	—	2,105
Irrevocable commitments and guarantees	71,158	—	71,158	73,962	—	73,962
	73,902	—	73,902	76,515	—	76,515
	730,916	(13,106)	717,810	744,121	(18,628)	725,493
1Offset items comprise deposit amounts available for offset, and amounts available for offset under master netting arrangements, that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.
2Excluding equity shares.
3Includes assets within the Group’s unit-linked funds for which credit risk is borne by the policyholders and assets within the Group’s With-Profits Funds for which credit risk is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back related contract liabilities.
4Amounts shown net of related impairment allowances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
(B)Concentrations of exposure
The Group’s management of concentration risk includes portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies and appetite statements are aligned to the Group’s risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. The Group’s largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements. As part of its credit risk policy, the Group considers sustainability risk (which incorporates Environmental (including climate), Social and Governance) in the assessment of Commercial Banking facilities.
At 31 December 2021 the most significant concentrations of exposure were in mortgages (comprising 64 per cent of total loans and advances to customers) and to financial, business and other services (comprising 17 per cent of the total).

	2021	2020
	£m	£m
Agriculture, forestry and fishing	7,729	7,836
Energy and water supply	1,978	1,313
Manufacturing	4,110	4,956
Construction	4,440	5,096
Transport, distribution and hotels	13,463	14,341
Postal and telecommunications	2,109	2,665
Property companies	23,923	26,061
Financial, business and other services	84,754	92,555
Personal:
Mortgages[1]	319,655	307,087
Other	24,604	25,363
Lease financing	982	1,182
Hire purchase	15,861	16,148
Total loans and advances to customers and reverse repurchase agreements before allowance for impairment losses	503,608	504,603
Allowance for impairment losses (note 18)	(3,820)	(5,760)
Total loans and advances to customers and reverse repurchase agreements	499,788	498,843
1Includes both UK and overseas mortgage balances.
The Group’s operations are predominantly UK-based and as a result an analysis of credit risk exposures by geographical region is not provided.
(C)Credit quality of assets
Loans and advances
The analysis of lending has been prepared based on the division in which the asset is held; with the business segment in which the exposure is recorded reflected in the ratings system applied. The internal credit ratings systems used by the Group differ between Retail and Commercial, reflecting the characteristics of these exposures and the way that they are managed internally; these credit ratings are set out below. All probabilities of default (PDs) include forward-looking information and are based on 12-month values, with the exception of credit-impaired.

Retail		Commercial
Quality classification	IFRS 9 PD range	Quality classification	IFRS 9 PD range
RMS 1-6	0.00-4.50%	CMS 1-10	0.00-0.50%
RMS 7-9	4.51-14.00%	CMS 11-14	0.51-3.00%
RMS 10	14.01-20.00%	CMS 15-18	3.01-20.00%
RMS 11-13	20.01-99.99%	CMS 19	20.01-99.99%
RMS 14	100.00%	CMS 20-23	100.00%
Stage 3 assets include balances of £650 million (2020: £179 million) (with outstanding amounts due of £1,279 million (2020: £732 million)) which have been subject to a partial write-off and where the Group continues to enforce recovery action.
Stage 2 and Stage 3 assets with a carrying amount of £1,546 million (2020: £22,200 million) were modified during the year. No material gain or loss was recognised by the Group.
As at 31 December 2021 assets that had been previously modified while classified as Stage 2 or Stage 3 and were classified as Stage 1 amounted to £6,658 million (not material at 31 December 2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

	Drawn exposures					Expected credit loss allowance
Gross drawn exposures and expected credit loss allowance	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Loans and advances to banks and reverse repurchase agreements
CMS 1-10	10,473	—	—	—	10,473	1	—	—	—	1
CMS 11-14	61	—	—	—	61	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	10,534	—	—	—	10,534	1	—	—	—	1
Loans and advances to customers and reverse repurchase agreements
Retail - UK mortgages
RMS 1-6	273,620	18,073	—	—	291,693	48	250	—	—	298
RMS 7-9	9	2,258	—	—	2,267	—	64	—	—	64
RMS 10	—	355	—	—	355	—	15	—	—	15
RMS 11-13	—	1,112	—	—	1,112	—	65	—	—	65
RMS 14	—	—	1,940	10,977	12,917	—	—	184	210	394
	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836
Retail - credit cards
RMS 1-6	11,252	1,107	—	—	12,359	67	43	—	—	110
RMS 7-9	896	623	—	—	1,519	29	71	—	—	100
RMS 10	—	112	—	—	112	—	22	—	—	22
RMS 11-13	—	235	—	—	235	—	82	—	—	82
RMS 14	—	—	292	—	292	—	—	128	—	128
	12,148	2,077	292	—	14,517	96	218	128	—	442
Retail - loans and overdrafts
RMS 1-6	7,220	501	—	—	7,721	84	23	—	—	107
RMS 7-9	938	286	—	—	1,224	39	33	—	—	72
RMS 10	18	74	—	—	92	2	14	—	—	16
RMS 11-13	5	244	—	—	249	1	83	—	—	84
RMS 14	—	—	271	—	271	—	—	139	—	139
	8,181	1,105	271	—	9,557	126	153	139	—	418
Retail - UK Motor Finance
RMS 1-6	11,662	1,309	—	—	12,971	101	25	—	—	126
RMS 7-9	583	298	—	—	881	5	15	—	—	20
RMS 10	—	69	—	—	69	—	7	—	—	7
RMS 11-13	2	152	—	—	154	—	27	—	—	27
RMS 14	—	—	201	—	201	—	—	116	—	116
	12,247	1,828	201	—	14,276	106	74	116	—	296
Retail - other
RMS 1-6	14,979	754	—	—	15,733	21	10	—	—	31
RMS 7-9	1,258	593	—	—	1,851	5	27	—	—	32
RMS 10	—	2	—	—	2	—	—	—	—	—
RMS 11-13	177	610	—	—	787	—	21	—	—	21
RMS 14	—	—	778	—	778	—	—	55	—	55
	16,414	1,959	778	—	19,151	26	58	55	—	139
Total Retail	322,619	28,767	3,482	10,977	365,845	402	897	622	210	2,131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

Gross drawn exposures and expected credit loss allowance continued	Drawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Commercial Banking
CMS 1-10	45,123	192	—	—	45,315	23	1	—	—	24
CMS 11-14	30,483	3,328	—	—	33,811	76	75	—	—	151
CMS 15-18	769	2,353	—	—	3,122	9	121	—	—	130
CMS 19	—	257	—	—	257	—	18	—	—	18
CMS 20-23	—	—	2,892	—	2,892	—	—	943	—	943
	76,375	6,130	2,892	—	85,397	108	215	943	—	1,266
Other[1]
RMS 1-6	898	34	—	—	932	5	2	—	—	7
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	62	—	62	—	—	10	—	10
	898	34	62	—	994	5	2	10	—	17
CMS 1-10	51,363	—	—	—	51,363	—	—	—	—	—
CMS 11-14	—	—	—	—	—	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	2	—	—	—	2	—	—	—	—	—
CMS 20-23	—	—	7	—	7	—	—	6	—	6
	51,365	—	7	—	51,372	—	—	6	—	6
Central adjustment	—	—	—	—	—	400	—	—	—	400
Total loans and advances to customers and reverse repurchase agreements	451,257	34,931	6,443	10,977	503,608	915	1,114	1,581	210	3,820

In respect of:
Retail	322,619	28,767	3,482	10,977	365,845	402	897	622	210	2,131
Commercial Banking	76,375	6,130	2,892	—	85,397	108	215	943	—	1,266
Other[1]	52,263	34	69	—	52,366	405	2	16	—	423
Total loans and advances to customers and reverse repurchase agreements	451,257	34,931	6,443	10,977	503,608	915	1,114	1,581	210	3,820
1Comprises mainly reverse repurchase agreement balances and certain hedging adjustments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

	Undrawn exposures					Expected credit loss allowance
Gross undrawn exposures and expected credit loss allowance	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Loans and advances to customers and reverse repurchase agreements
Retail - UK mortgages
RMS 1-6	16,971	92	—	—	17,063	1	—	—	—	1
RMS 7-9	—	3	—	—	3	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	13	72	85	—	—	—	—	—
	16,971	95	13	72	17,151	1	—	—	—	1
Retail - credit cards
RMS 1-6	56,666	2,241	—	—	58,907	45	24	—	—	69
RMS 7-9	457	172	—	—	629	3	3	—	—	6
RMS 10	—	31	—	—	31	—	1	—	—	1
RMS 11-13	—	58	—	—	58	—	3	—	—	3
RMS 14	—	—	55	—	55	—	—	—	—	—
	57,123	2,502	55	—	59,680	48	31	—	—	79
Retail - loans and overdrafts
RMS 1-6	6,303	231	—	—	6,534	9	4	—	—	13
RMS 7-9	97	48	—	—	145	1	5	—	—	6
RMS 10	1	11	—	—	12	—	2	—	—	2
RMS 11-13	—	29	—	—	29	—	6	—	—	6
RMS 14	—	—	18	—	18	—	—	—	—	—
	6,401	319	18	—	6,738	10	17	—	—	27
Retail - UK Motor Finance
RMS 1-6	1,457	—	—	—	1,457	2	—	—	—	2
RMS 7-9	527	—	—	—	527	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	1	—	—	—	1	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—	—	—
	1,985	—	—	—	1,985	2	—	—	—	2
Retail - other
RMS 1-6	1,413	25	—	—	1,438	14	—	—	—	14
RMS 7-9	50	27	—	—	77	5	5	—	—	10
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	6	—	—	6	—	2	—	—	2
RMS 14	—	—	1	—	1	—	—	—	—	—
	1,463	58	1	—	1,522	19	7	—	—	26
Total Retail	83,943	2,974	87	72	87,076	80	55	—	—	135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

Gross undrawn exposures and expected credit loss allowance continued	Undrawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Commercial Banking
CMS 1-10	46,168	32	—	—	46,200	10	—	—	—	10
CMS 11-14	6,914	1,203	—	—	8,117	18	18	—	—	36
CMS 15-18	188	320	—	—	508	1	12	—	—	13
CMS 19	—	27	—	—	27	—	1	—	—	1
CMS 20-23	—	—	66	—	66	—	—	5	—	5
	53,270	1,582	66	—	54,918	29	31	5	—	65
Other
RMS 1-6	289	—	—	—	289	—	—	—	—	—
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—	—	—
	289	—	—	—	289	—	—	—	—	—
CMS 1-10	246	—	—	—	246	—	—	—	—	—
CMS 11-14	193	—	—	—	193	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	11	—	11	—	—	—	—	—
	439	—	11	—	450	—	—	—	—	—
Total loans and advances to customers and reverse repurchase agreements	137,941	4,556	164	72	142,733	109	86	5	—	200

In respect of:
Retail	83,943	2,974	87	72	87,076	80	55	—	—	135
Commercial Banking	53,270	1,582	66	—	54,918	29	31	5	—	65
Other	728	—	11	—	739	—	—	—	—	—
Total loans and advances to customers and reverse repurchase agreements	137,941	4,556	164	72	142,733	109	86	5	—	200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

	Drawn exposures					Expected credit loss allowance
Gross drawn exposures and expected credit loss allowance	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Loans and advances to banks and reverse repurchase agreements
CMS 1-10	10,670	—	—	—	10,670	6	—	—	—	6
CMS 11-14	82	—	—	—	82	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	10,752	—	—	—	10,752	6	—	—	—	6
Loans and advances to customers and reverse repurchase agreements
Retail - UK mortgages
RMS 1-6	251,372	21,010	—	—	272,382	103	247	—	—	350
RMS 7-9	46	4,030	—	—	4,076	1	66	—	—	67
RMS 10	—	907	—	—	907	—	25	—	—	25
RMS 11-13	—	3,071	—	—	3,071	—	130	—	—	130
RMS 14	—	—	1,859	12,511	14,370	—	—	191	261	452
	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Retail - credit cards
RMS 1-6	9,619	1,284	—	—	10,903	75	57	—	—	132
RMS 7-9	1,603	1,137	—	—	2,740	66	138	—	—	204
RMS 10	274	343	—	—	617	14	70	—	—	84
RMS 11-13	—	509	—	—	509	—	193	—	—	193
RMS 14	—	—	340	—	340	—	—	153	—	153
	11,496	3,273	340	—	15,109	155	458	153	—	766
Retail - loans and overdrafts
RMS 1-6	5,559	291	—	—	5,850	80	15	—	—	95
RMS 7-9	1,990	580	—	—	2,570	99	66	—	—	165
RMS 10	116	181	—	—	297	13	36	—	—	49
RMS 11-13	45	467	—	—	512	9	178	—	—	187
RMS 14	—	—	307	—	307	—	—	147	—	147
	7,710	1,519	307	—	9,536	201	295	147	—	643
Retail - UK Motor Finance
RMS 1-6	12,035	1,396	—	—	13,431	187	46	—	—	233
RMS 7-9	738	456	—	—	1,194	7	33	—	—	40
RMS 10	—	171	—	—	171	—	30	—	—	30
RMS 11-13	13	193	—	—	206	—	62	—	—	62
RMS 14	—	—	199	—	199	—	—	133	—	133
	12,786	2,216	199	—	15,201	194	171	133	—	498
Retail - other
RMS 1-6	14,952	482	—	—	15,434	19	19	—	—	38
RMS 7-9	2,418	334	—	—	2,752	11	39	—	—	50
RMS 10	—	21	—	—	21	—	1	—	—	1
RMS 11-13	509	467	—	—	976	—	40	—	—	40
RMS 14	—	—	184	—	184	—	—	59	—	59
	17,879	1,304	184	—	19,367	30	99	59	—	188
Total Retail	301,289	37,330	2,889	12,511	354,019	684	1,491	683	261	3,119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

	Drawn exposures					Expected credit loss allowance
Gross drawn exposures and expected credit loss allowance continued	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Commercial Banking
CMS 1-10	35,072	191	—	—	35,263	42	2	—	—	44
CMS 11-14	30,821	6,971	—	—	37,792	141	109	—	—	250
CMS 15-18	4,665	6,469	—	—	11,134	96	398	—	—	494
CMS 19	—	685	—	—	685	—	144	—	—	144
CMS 20-23	—	—	3,524	—	3,524	—	—	1,282	—	1,282
	70,558	14,316	3,524	—	88,398	279	653	1,282	—	2,214
Other[1]
RMS 1-6	871	13	—	—	884	9	1	—	—	10
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	67	—	67	—	—	17	—	17
	871	13	67	—	951	9	1	17	—	27
CMS 1-10	60,985	—	—	—	60,985	—	—	—	—	—
CMS 11-14	238	—	—	—	238	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	2	—	—	—	2	—	—	—	—	—
CMS 20-23	—	—	10	—	10	—	—	—	—	—
	61,225	—	10	—	61,235	—	—	—	—	—
Central adjustment	—	—	—	—	—	400	—	—	—	400
Total loans and advances to customers and reverse repurchase agreements	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760

In respect of:
Retail	301,289	37,330	2,889	12,511	354,019	684	1,491	683	261	3,119
Commercial Banking	70,558	14,316	3,524	—	88,398	279	653	1,282	—	2,214
Other[1]	62,096	13	77	—	62,186	409	1	17	—	427
Total loans and advances to customers and reverse repurchase agreements	433,943	51,659	6,490	12,511	504,603	1,372	2,145	1,982	261	5,760
1Comprises mainly reverse repurchase agreement balances and certain hedging adjustments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

	Undrawn exposures					Expected credit loss allowance
Gross undrawn exposures and expected credit loss allowance	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Loans and advances to customers and reverse repurchase agreements
Retail - UK mortgages
RMS 1-6	19,347	109	—	—	19,456	3	—	—	—	3
RMS 7-9	1	6	—	—	7	—	—	—	—	—
RMS 10	—	2	—	—	2	—	—	—	—	—
RMS 11-13	—	1	—	—	1	—	—	—	—	—
RMS 14	—	—	10	74	84	—	—	—	—	—
	19,348	118	10	74	19,550	3	—	—	—	3
Retail - credit cards
RMS 1-6	54,694	3,044	—	—	57,738	67	46	—	—	113
RMS 7-9	772	463	—	—	1,235	11	8	—	—	19
RMS 10	602	282	—	—	884	7	11	—	—	18
RMS 11-13	—	85	—	—	85	—	7	—	—	7
RMS 14	—	—	56	—	56	—	—	—	—	—
	56,068	3,874	56	—	59,998	85	72	—	—	157
Retail - loans and overdrafts
RMS 1-6	6,070	315	—	—	6,385	14	7	—	—	21
RMS 7-9	269	139	—	—	408	8	14	—	—	22
RMS 10	13	35	—	—	48	1	7	—	—	8
RMS 11-13	3	69	—	—	72	—	21	—	—	21
RMS 14	—	—	18	—	18	—	—	—	—	—
	6,355	558	18	—	6,931	23	49	—	—	72
Retail - UK Motor Finance
RMS 1-6	1,275	—	—	—	1,275	2	—	—	—	2
RMS 7-9	381	3	—	—	384	1	—	—	—	1
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	1	—	—	—	1	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—	—	—
	1,657	3	—	—	1,660	3	—	—	—	3
Retail - other
RMS 1-6	1,672	23	—	—	1,695	7	5	—	—	12
RMS 7-9	140	36	—	—	176	9	13	—	—	22
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	10	—	—	10	—	7	—	—	7
RMS 14	—	—	1	—	1	—	—	—	—	—
	1,812	69	1	—	1,882	16	25	—	—	41
Total Retail	85,240	4,622	85	74	90,021	130	146	—	—	276

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

Gross undrawn exposures and expected credit loss allowance continued	Undrawn exposures					Expected credit loss allowance
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Commercial Banking
CMS 1-10	42,071	—	—	—	42,071	32	—	—	—	32
CMS 11-14	10,122	2,412	—	—	12,534	32	27	—	—	59
CMS 15-18	934	1,315	—	—	2,249	16	49	—	—	65
CMS 19	—	92	—	—	92	—	12	—	—	12
CMS 20-23	—	—	195	—	195	—	—	13	—	13
	53,127	3,819	195	—	57,141	80	88	13	—	181
Other
RMS 1-6	299	—	—	—	299	2	—	—	—	2
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	—	—	—	—	—	—	—	—
	299	—	—	—	299	2	—	—	—	2
CMS 1-10	239	—	—	—	239	—	—	—	—	—
CMS 11-14	170	—	—	—	170	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	5	—	5	—	—	—	—	—
	409	—	5	—	414	—	—	—	—	—
Total loans and advances to customers and reverse repurchase agreements	139,075	8,441	285	74	147,875	212	234	13	—	459

In respect of:
Retail	85,240	4,622	85	74	90,021	130	146	—	—	276
Commercial Banking	53,127	3,819	195	—	57,141	80	88	13	—	181
Other	708	—	5	—	713	2	—	—	—	2
Total loans and advances to customers and reverse repurchase agreements	139,075	8,441	285	74	147,875	212	234	13	—	459
Average PD grade
The table below shows the average PD for the major portfolios used in the calculation of ECL and therefore Stage 2 Average PD reflects the lifetime value. These reflect the forward-looking view under the Group’s base case scenario prior to the application of MES and post-model adjustments which further impact ECL.

	2021		2020
	Stage 1 Average PD	Stage 2 Average PD	Stage 1 Average PD	Stage 2 Average PD
	%	%	%	%
Retail
UK mortgages	0.17	12.44	0.47	15.02
Credit cards	1.58	17.82	2.61	21.53
Loans and overdrafts	2.42	23.57	3.75	32.31
UK Motor Finance	0.81	12.00	0.69	15.91
Commercial Banking
Loans and advances to customers	0.56	17.09	1.05	13.92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
Cash and balances at central banks
Significantly all of the Group’s cash and balances at central banks of £76,420 million (2020: £73,257 million) are due from the Bank of England, the Federal Reserve Bank of New York or the Deutsche Bundesbank.
Debt securities held at amortised cost
An analysis by credit rating of the Group’s debt securities held at amortised cost is provided below:

	2021			2020
	Investment grade[1]	Other[2]	Total	Investment grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Asset-backed securities:
Mortgage-backed securities	1,457	—	1,457	2,046	—	2,046
Other asset-backed securities	1,590	18	1,608	1,593	20	1,613
	3,047	18	3,065	3,639	20	3,659
Corporate and other debt securities	3,760	13	3,773	1,721	28	1,749
Gross exposure	6,807	31	6,838	5,360	48	5,408
Allowance for impairment losses			(3)			(3)
Total debt securities held at amortised cost			6,835			5,405
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2021: £18 million; 2020: £8 million) and not rated (2021: £13 million; 2020: £40 million).
Financial assets at fair value through other comprehensive income (excluding equity shares)
An analysis of the Group’s financial assets at fair value through other comprehensive income is included in note 20. The credit quality of the Group’s financial assets at fair value through other comprehensive income (excluding equity shares) is set out below:

	2021			2020
	Investment grade[1]	Other[2]	Total	Investment grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Debt securities:
Government securities	14,600	13	14,613	14,267	19	14,286
Asset-backed securities:
Other asset-backed securities	15	55	70	115	65	180
Corporate and other debt securities	13,088	46	13,134	12,786	149	12,935
	27,703	114	27,817	27,168	233	27,401
Treasury and other bills	85	—	85	36	—	36
Total financial assets at fair value through other comprehensive income	27,788	114	27,902	27,204	233	27,437
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2021: £72 million; 2020: £92 million) and not rated (2021: £42 million; 2020: £141 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
Debt securities, treasury and other bills, and contracts held with reinsurers held at fair value through profit or loss
An analysis of the Group’s financial assets at fair value through profit or loss is included in note 16. Substantially all of the loans and advances to customers and banks recognised at fair value through profit or loss have an investment grade rating. The credit quality of the Group’s debt securities, treasury and other bills, and contracts held with reinsurers held at fair value through profit or loss is set out below:

	2021			2020
	Investment grade[1]	Other[2]	Total	Investment grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Trading assets:
Debt securities:
Government securities	6,579	—	6,579	7,574	—	7,574
Asset-backed securities:
Mortgage-backed securities	12	—	12	4	3	7
Other asset-backed securities	3	—	3	—	4	4
	15	—	15	4	7	11
Corporate and other debt securities	245	—	245	225	21	246
Total trading assets	6,839	—	6,839	7,803	28	7,831
Other financial assets mandatorily at fair value through profit or loss:
Debt securities:
Government securities	11,097	4	11,101	13,048	—	13,048
Other public sector securities	2,722	9	2,731	2,347	7	2,354
Bank and building society certificates of deposit	6,294	3	6,297	4,841	—	4,841
Asset-backed securities:
Mortgage-backed securities	421	—	421	457	3	460
Other asset-backed securities	272	—	272	261	—	261
	693	—	693	718	3	721
Corporate and other debt securities	16,692	2,865	19,557	15,743	2,145	17,888
	37,498	2,881	40,379	36,697	2,155	38,852
Treasury and other bills	19	—	19	18	—	18
Contracts held with reinsurers	12,371	—	12,371	19,543	—	19,543
Total other financial assets mandatorily at fair value through profit or loss	49,888	2,881	52,769	56,258	2,155	58,413
Total held at fair value through profit or loss	56,727	2,881	59,608	64,061	2,183	66,244
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2021: £1,491 million; 2020: £344 million) and not rated (2021: £1,390 million; 2020: £1,839 million).
Credit risk in respect of trading and other financial assets at fair value through profit or loss held within the Group’s unit-linked funds is borne by the policyholders and credit risk in respect of with-profits funds is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back those contract liabilities.
Derivative assets
An analysis of derivative assets is given in note 17. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the Group’s net credit risk relating to derivative assets of £10,451 million (2020: £13,747 million), cash collateral of £5,658 million (2020: £8,715 million) was held and a further £253 million was due from OECD banks (2020: £454 million).

	2021			2020
	Investment grade[1]	Other[2]	Total	Investment grade[1]	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Trading and other	20,193	1,772	21,965	26,782	2,015	28,797
Hedging	81	5	86	810	6	816
Total derivative financial instruments	20,274	1,777	22,051	27,592	2,021	29,613
1Credit ratings equal to or better than ‘BBB’.
2Other comprises sub-investment grade (2021: £1,471 million; 2020: £1,499 million) and not rated (2021: £306 million; 2020: £522 million).
Financial guarantees and irrevocable loan commitments
Financial guarantees represent undertakings that the Group will meet a customer’s obligation to third parties if the customer fails to do so. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. The Group is theoretically exposed to loss in an amount equal to the total guarantees or unused commitments, however, the likely amount of loss is expected to be significantly less. Most commitments to extend credit are contingent upon customers maintaining specific credit standards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
(D)Collateral held as security for financial assets
The principal types of collateral accepted by the Group include: residential and commercial properties; charges over business assets such as premises, inventory and accounts receivable; financial instruments, cash and guarantees from third-parties. The terms and conditions associated with the use of the collateral are varied and are dependent on the type of agreement and the counterparty. The Group holds collateral against loans and advances and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for financial assets at fair value through profit or loss and for derivative assets is also shown below.
The Group holds collateral in respect of loans and advances to banks and customers as set out below. The Group does not hold collateral against debt securities, comprising asset-backed securities and corporate and other debt securities, which are classified as financial assets held at amortised cost.
Loans and advances to banks
There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £3,532 million (2020: £2,686 million), against which the Group held collateral with a fair value of £620 million (2020: £2,682 million).
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Loans and advances to customers
Retail lending
Mortgages
An analysis by loan-to-value ratio of the Group's residential mortgage lending is provided below. The value of collateral used in determining the loan-to-value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices, after making allowances for indexation error and dilapidations. The market takes into account many factors, including environmental considerations such as flood risk and energy efficient additions, in arriving at the value of a home.
In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

	Drawn balances					Expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total gross	Stage 1	Stage 2	Stage 3	POCI	Total gross
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Less than 70 per cent	217,830	19,766	1,717	9,872	249,185	31	247	98	110	486
70 per cent to 80 per cent	42,808	1,632	134	572	45,146	11	80	38	26	155
80 per cent to 90 per cent	12,087	253	52	184	12,576	5	28	23	16	72
90 per cent to 100 per cent	779	46	14	135	974	—	10	7	16	33
Greater than 100 per cent	125	101	23	214	463	1	29	18	42	90
Total	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836

	Drawn balances					Expected credit losses
	Stage 1	Stage 2	Stage 3	POCI	Total gross	Stage 1	Stage 2	Stage 3	POCI	Total gross
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Less than 70 per cent	185,548	24,330	1,547	10,051	221,476	42	202	77	88	409
70 per cent to 80 per cent	43,656	3,364	187	1,303	48,510	29	136	46	58	269
80 per cent to 90 per cent	21,508	1,009	74	470	23,061	28	79	31	34	172
90 per cent to 100 per cent	555	126	21	190	892	3	16	11	19	49
Greater than 100 per cent	151	189	30	497	867	2	35	26	62	125
Total	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Other
The majority of non-mortgage retail lending is unsecured. At 31 December 2021, Stage 3 non-mortgage lending amounted to £1,104 million, net of an impairment allowance of £438 million (2020: £538 million, net of an impairment allowance of £492 million).
Stage 1 and Stage 2 non-mortgage retail lending amounted to £55,959 million (2020: £58,183 million). Lending decisions are predominantly based on an obligor’s ability to repay rather than reliance on the disposal of any security provided. Where the lending is secured, collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.
The Group's credit risk disclosures for unimpaired non-mortgage retail lending report assets gross of collateral and therefore disclose the maximum loss exposure. The Group believes that this approach is appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
Commercial lending
Reverse repurchase transactions
At 31 December 2021 there were reverse repurchase agreements which were accounted for as collateralised loans with a carrying value of £51,221 million (2020: £58,643 million), against which the Group held collateral with a fair value of £52,690 million (2020: £59,157 million), all of which the Group was able to repledge. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Stage 3 secured lending
The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.
At 31 December 2021, Stage 3 secured commercial lending amounted to £636 million, net of an impairment allowance of £198 million (2020: £739 million, net of an impairment allowance of £294 million). The fair value of the collateral held in respect of impaired secured commercial lending was £693 million (2020: £753 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.
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
Financial assets at fair value through profit or loss (excluding equity shares)
Included in financial assets at fair value through profit or loss are reverse repurchase agreements treated as collateralised loans with a carrying value of £14,921 million (2020: £12,993 million). Collateral is held with a fair value of £15,640 million (2020: £13,169 million), all of which the Group is able to repledge. At 31 December 2021, £7,251 million had been repledged (2020: £10,049 million).
In addition, securities held as collateral in the form of stock borrowed amounted to £14,100 million (2020: £54,232 million). Of this amount, £6,537 million (2020: £52,887 million) had been resold or repledged as collateral for the Group’s own transactions.
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Derivative assets, after offsetting of amounts under master netting arrangements
The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £10,451 million (2020: £13,747 million), cash collateral of £5,658 million (2020: £8,715 million) was held.
Irrevocable loan commitments and other credit-related contingencies
At 31 December 2021, the Group held irrevocable loan commitments and other credit-related contingencies of £73,902 million (2020: £76,515 million). Collateral is held as security, in the event that lending is drawn down, on £17,149 million (2020: £19,548 million) of these balances.
Collateral repossessed
During the year, £86 million of collateral was repossessed (2020: £125 million), consisting primarily of residential property.
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
Repurchase transactions
Amortised cost
There are balances arising from repurchase transactions with banks of £30,085 million (2020: £18,767 million), which include amounts due under the Bank of England's Term Funding Scheme with additional incentives for SMEs (TFSME); the fair value of the collateral provided under these agreements at 31 December 2021 was £39,918 million (2020: £18,874 million).
There are balances arising from repurchase transactions with customers of £1,040 million (2020: £9,417 million); the fair value of the collateral provided under these agreements at 31 December 2021 was £903 million (2020: £8,087 million).
Financial liabilities at fair value through profit or loss
The fair value of collateral pledged in respect of repurchase transactions, accounted for as secured borrowing, where the secured party is permitted by contract or custom to repledge was £14,350 million (2020: £12,608 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
Securities lending transactions
The following on-balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2021	2020
	£m	£m
Financial assets at fair value through profit or loss	2,348	3,224
Financial assets at fair value through other comprehensive income	1,918	894
Total	4,266	4,118
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
The table below analyses assets and liabilities of the Group, other than liabilities arising from insurance and investment contracts, into relevant maturity groupings based on the remaining contractual period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category. Liabilities arising from insurance and investment contracts are analysed on a behavioural basis. Certain balances, included in the table below on the basis of their residual maturity, are repayable on demand upon payment of a penalty.
(A)Maturities of assets and liabilities

	Up to 1 month	1-3 months	3-6 months	6-9 months	9-12 months	1-2 years	2-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Assets
Cash and balances at central banks	76,420	—	—	—	—	—	—	—	76,420
Financial assets at fair value through profit or loss	10,706	8,280	6,093	2,840	878	1,784	7,553	168,637	206,771
Derivative financial instruments	1,607	804	633	304	309	947	1,997	15,450	22,051
Loans and advances to banks and reverse repurchase agreements	4,922	541	663	383	395	791	2,836	2	10,533
Loans and advances to customers and reverse repurchase agreements	28,385	23,526	26,107	15,684	13,270	32,096	77,714	283,006	499,788
Debt securities	19	1,217	19	71	305	220	2,735	2,249	6,835
Financial assets at amortised cost	33,326	25,284	26,789	16,138	13,970	33,107	83,285	285,257	517,156
Financial assets at fair value through other comprehensive income	341	598	122	322	1,552	3,029	8,861	13,312	28,137
Other assets	1,509	1,200	185	528	147	515	948	30,958	35,990
Total assets	123,909	36,166	33,822	20,132	16,856	39,382	102,644	513,614	886,525
Liabilities
Deposits from banks and repurchase agreements	2,369	386	363	177	223	353	33,784	77	37,732
Customer deposits and repurchase agreements	457,032	6,259	3,165	2,056	1,296	4,883	2,326	367	477,384
Financial liabilities at fair value through profit or loss	5,711	4,921	2,439	1,969	224	212	1,748	5,899	23,123
Derivative financial instruments	1,674	826	470	341	352	1,105	1,962	11,330	18,060
Debt securities in issue	4,020	5,555	5,476	6,320	4,129	10,152	22,496	13,404	71,552
Liabilities arising from insurance and investment contracts	1,532	2,076	2,921	2,894	3,312	10,606	30,663	114,459	168,463
Other liabilities	3,721	2,876	631	1,024	778	567	743	13,611	23,951
Subordinated liabilities	21	—	96	—	—	1,307	6,464	5,220	13,108
Total liabilities	476,080	22,899	15,561	14,781	10,314	29,185	100,186	164,367	833,373

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

	Up to 1 month	1-3 months	3-6 months	6-9 months	9-12 months	1-2 years	2-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2020
Assets
Cash and balances at central banks	73,256	1	—	—	—	—	—	—	73,257
Financial assets at fair value through profit or loss	8,085	8,168	7,446	1,428	1,132	2,420	5,193	157,297	191,169
Derivative financial instruments	1,332	1,028	1,092	504	374	1,068	3,021	21,194	29,613
Loans and advances to banks and reverse repurchase agreements	5,372	1,391	1,170	217	50	—	2,544	2	10,746
Loans and advances to customers and reverse repurchase agreements	27,200	23,432	27,322	16,092	12,088	30,342	73,562	288,805	498,843
Debt securities	118	18	—	—	—	1,651	1,089	2,529	5,405
Financial assets at amortised cost	32,690	24,841	28,492	16,309	12,138	31,993	77,195	291,336	514,994
Financial assets at fair value through other comprehensive income	51	272	569	349	255	3,423	11,289	11,395	27,603
Other assets	1,810	901	433	153	418	653	1,010	29,255	34,633
Total assets	117,224	35,211	38,032	18,743	14,317	39,557	97,708	510,477	871,269
Liabilities
Deposits from banks and repurchase agreements	8,590	2,500	384	104	—	278	19,362	247	31,465
Customer deposits and repurchase agreements	431,235	13,354	3,368	2,328	1,825	3,909	3,341	708	460,068
Financial liabilities at fair value through profit or loss	3,618	6,809	3,755	944	13	365	1,648	5,494	22,646
Derivative financial instruments	1,481	1,373	911	585	311	1,363	2,893	18,396	27,313
Debt securities in issue	6,565	6,489	6,881	4,655	3,435	12,001	29,867	17,504	87,397
Liabilities arising from insurance and investment contracts	1,321	1,763	2,573	2,542	3,159	9,488	27,132	106,534	154,512
Other liabilities	5,644	1,821	453	439	728	648	845	13,616	24,194
Subordinated liabilities	—	—	587	—	—	1,528	4,929	7,217	14,261
Total liabilities	458,454	34,109	18,912	11,597	9,471	29,580	90,017	169,716	821,856
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

	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2021
Deposits from banks and repurchase agreements	2,436	699	959	35,200	240	39,534
Customer deposits and repurchase agreements	457,607	6,312	6,613	7,255	676	478,463
Financial liabilities at fair value through profit or loss	6,371	5,037	4,071	2,130	5,826	23,435
Debt securities in issue	5,804	5,722	16,728	34,562	10,606	73,422
Liabilities arising from non-participating investment contracts	45,040	—	—	—	—	45,040
Lease liabilities	2	64	167	605	927	1,765
Subordinated liabilities	54	78	677	9,558	9,114	19,481
Total non-derivative financial liabilities	517,314	17,912	29,215	89,310	27,389	681,140
Derivative financial liabilities
Gross settled derivatives – outflows	39,184	30,271	32,267	39,429	21,709	162,860
Gross settled derivatives – inflows	(38,231)	(29,283)	(31,453)	(38,137)	(19,834)	(156,938)
Gross settled derivatives – net flows	953	988	814	1,292	1,875	5,922
Net settled derivative liabilities	12,099	60	52	429	1,350	13,990
Total derivative financial liabilities	13,052	1,048	866	1,721	3,225	19,912

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued

	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2020
Deposits from banks and repurchase agreements	8,584	2,429	550	23,451	495	35,509
Customer deposits and repurchase agreements	428,634	13,659	8,387	8,049	1,528	460,257
Financial liabilities at fair value through profit or loss	3,904	7,117	5,096	2,139	10,513	28,769
Debt securities in issue	6,339	6,599	16,612	45,666	19,583	94,799
Liabilities arising from non-participating investment contracts	38,450	—	—	—	—	38,450
Lease liabilities	10	53	182	663	857	1,765
Subordinated liabilities	105	66	1,165	8,303	11,829	21,468
Total non-derivative financial liabilities	486,026	29,923	31,992	88,271	44,805	681,017
Derivative financial liabilities
Gross settled derivatives – outflows	45,151	36,737	32,437	50,646	20,556	185,527
Gross settled derivatives – inflows	(42,851)	(34,519)	(31,248)	(49,866)	(21,393)	(179,877)
Gross settled derivatives – net flows	2,300	2,218	1,189	780	(837)	5,650
Net settled derivative liabilities	16,132	98	243	933	2,428	19,834
Total derivative financial liabilities	18,432	2,316	1,432	1,713	1,591	25,484
The majority of the Group’s non-participating investment contract liabilities are unit-linked. These unit-linked products are invested in accordance with unit fund mandates. Clauses are included in policyholder contracts to permit the deferral of sales, where necessary, so that linked assets can be realised without being a forced seller.
The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of £20 million (2020: £24 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.
An analysis of the Group’s total wholesale funding by residual maturity and by currency is set out on page 87.
Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m
At 31 December 2021	1,101	1,603	6,108	26,928	87,683	123,423
At 31 December 2020	1,476	1,323	5,879	27,468	79,914	116,060
For insurance contracts which are neither unit-linked nor in the Group’s with-profit funds, in particular annuity liabilities, the aim is to invest in assets such that the cash flows on investments match those on the projected future liabilities.
The following tables set out the amounts and residual maturities of the Group’s off-balance sheet contingent liabilities, commitments and guarantees.

	Up to 1 month	1-3 months	3-6 months	6-9 months	9-12 months	1-3 years	3-5 years	Over 5 years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021
Acceptances and endorsements	11	180	—	—	—	—	—	—	191
Other contingent liabilities	219	658	328	184	154	295	258	457	2,553
Total contingent liabilities	230	838	328	184	154	295	258	457	2,744
Lending commitments and guarantees	70,437	4,269	20,021	3,662	7,872	20,060	11,595	4,756	142,672
Other commitments	—	—	—	—	—	17	—	44	61
Total commitments and guarantees	70,437	4,269	20,021	3,662	7,872	20,077	11,595	4,800	142,733
Total contingents, commitments and guarantees	70,667	5,107	20,349	3,846	8,026	20,372	11,853	5,257	145,477
At 31 December 2020
Acceptances and endorsements	80	10	41	—	—	—	—	—	131
Other contingent liabilities	327	551	164	175	212	340	70	583	2,422
Total contingent liabilities	407	561	205	175	212	340	70	583	2,553
Lending commitments and guarantees	72,916	4,890	22,288	3,981	5,374	23,048	11,411	3,839	147,747
Other commitments	—	—	—	—	4	44	16	64	128
Total commitments and guarantees	72,916	4,890	22,288	3,981	5,378	23,092	11,427	3,903	147,875
Total contingents, commitments and guarantees	73,323	5,451	22,493	4,156	5,590	23,432	11,497	4,486	150,428

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 51: FINANCIAL RISK MANAGEMENT continued
Capital risk
Capital is actively managed on an ongoing basis for both the Group and its regulated banking subsidiaries, and the associated capital policies and procedures are subject to regular review. The Group measures both its capital requirements and the amount of capital resources that it holds to meet those requirements through applying capital directives and regulations as implemented in the UK by the Prudential Regulation Authority (PRA) and supplemented through additional regulation under the PRA Rulebook and associated statements of policy, supervisory statements and other guidance. Regulatory capital ratios are considered a key part of the budgeting and planning processes and forecast ratios are reviewed by the Group Asset and Liability Committee. Target capital levels take account of current and future regulatory requirements, capacity for growth and to cover uncertainties. Details of the Group's capital resources are provided in the table marked audited on page 95.
Each insurance company within the Group is regulated by the PRA. The insurance businesses are required to calculate solvency capital requirements and available capital in accordance with Solvency II. The Insurance business of the Group calculates regulatory capital on the basis of an internal model, which was approved by the PRA on 5 December 2015, with the latest major change to the model approved in November 2020. The capital position of the Group’s insurance businesses is reviewed on a regular basis by the Insurance and Wealth Executive Committee.
Insurance risk
Insurance underwriting risk is the risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour, leading to reductions in earnings and/or value and arises within the Group’s Insurance business. Insurance underwriting risk is measured using a variety of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling. Current and potential future insurance underwriting risk exposures are assessed and aggregated on a range of stresses including risk measures based on 1-in-200 year stresses for the Insurance business' regulatory capital assessments and other supporting measures where appropriate. The Group also mitigates insurance underwriting risk via the use of reinsurance arrangements.
NOTE 52: CONSOLIDATED CASH FLOW STATEMENT
(A)Change in operating assets

	2021	2020	2019
	£m	£m	£m
Change in financial assets held at amortised cost	(2,516)	(7,634)	(12,423)
Change in financial assets at fair value through profit or loss	(15,565)	(8,147)	(9,973)
Change in derivative financial instruments	6,132	(2,894)	(1,846)
Change in other operating assets	1,447	25	13,193
Change in operating assets	(10,502)	(18,650)	(11,049)
(B)Change in operating liabilities

	2021	2020	2019
	£m	£m	£m
Change in deposits from banks and repurchase agreements	6,266	3,287	(2,140)
Change in customer deposits and repurchase agreements	17,295	38,805	3,248
Change in financial liabilities at fair value through profit or loss	391	1,085	(9,480)
Change in derivative financial instruments	(9,258)	1,534	4,402
Change in debt securities in issue	(15,896)	(10,142)	6,631
Change in investment contract liabilities	6,588	993	2,625
Change in other operating liabilities[1]	(432)	175	(1,644)
Change in operating liabilities	4,954	35,737	3,642
1Includes a decrease of £197 million (2020: decrease of £172 million; 2019: increase of £82 million) in respect of lease liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 52: CONSOLIDATED CASH FLOW STATEMENT continued
(C)Non-cash and other items

	2021	2020	2019
	£m	£m	£m
Depreciation and amortisation	2,825	2,732	2,660
Revaluation of investment properties	(575)	209	108
Allowance for loan losses	(1,121)	3,856	1,312
Write-off of allowance for loan losses, net of recoveries	(935)	(1,377)	(1,458)
Impairment (credit) charge relating to undrawn balances	(257)	289	(15)
Impairment of financial assets at fair value through other comprehensive income	(2)	5	(1)
Change in insurance contract liabilities	7,328	4,554	12,593
Regulatory and legal provisions	1,300	464	2,895
Other provision movements	(66)	85	(165)
Net charge in respect of defined benefit schemes	236	247	245
Foreign exchange impact on balance sheet[1]	140	865	533
Interest expense on subordinated liabilities	1,320	1,080	1,228
Net gain on sale of financial assets at fair value through other comprehensive income	2	(149)	(196)
Hedging valuation adjustments on subordinated debt	(781)	280	440
Value of employee services	182	122	236
Transactions in own shares	(13)	293	(3)
Accretion of discounts and amortisation of premiums and issue costs	(306)	(82)	445
Share of post-tax results of associates and joint ventures	(2)	13	(6)
Gain on establishment of joint venture	—	—	(244)
Transfers to income statement from reserves	(621)	(496)	(608)
Profit on disposal of tangible fixed assets	(268)	(81)	(32)
Other non-cash items	(159)	(38)	(88)
Total non-cash items	8,227	12,871	19,879
Contributions to defined benefit schemes	(1,347)	(1,153)	(1,069)
Payments in respect of regulatory and legal provisions	(817)	(2,241)	(3,239)
Other	—	117	2
Total other items	(2,164)	(3,277)	(4,306)
Non-cash and other items	6,063	9,594	15,573
1When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.
(D)Acquisition of Group undertakings and businesses

	2021	2020	2019
	£m	£m	£m
Net assets acquired:
Financial assets at fair value through profit or loss	—	—	20,966
Other assets	3	—	29
Liabilities arising from non-participating investment contracts	—	—	(20,981)
Other liabilities	—	—	(8)
Goodwill arising on acquisition	—	—	14
Cash consideration	3	—	20
Less cash and cash equivalents acquired	—	—	—
Net cash outflow arising from acquisition of subsidiaries and businesses	3	—	20
Acquisition of and additional investment in joint ventures	54	3	1
Net cash outflow from acquisitions in the year	57	3	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 52: CONSOLIDATED CASH FLOW STATEMENT continued
(E)Analysis of cash and cash equivalents as shown in the balance sheet

	2021	2020	2019
	£m	£m	£m

Cash and balances at central banks	76,420	73,257	55,130
Less mandatory reserve deposits[1]	(4,993)	(4,553)	(3,289)
	71,427	68,704	51,841
Loans and advances to banks and reverse repurchase agreements	10,533	10,746	9,775
Less amounts with a maturity of three months or more	(5,581)	(3,983)	(3,805)
	4,952	6,763	5,970
Total cash and cash equivalents	76,379	75,467	57,811
1Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group's day-to-day operations.
Included within cash and cash equivalents at 31 December 2021 is £76 million (2020: £84 million; 2019: £49 million) held within the Group's long-term insurance and investments operations, which is not immediately available for use in the business.
NOTE 53: EVENTS SINCE THE BALANCE SHEET DATE
Acquisition of Embark Group (Embark)
On 31 January 2022, Scottish Widows Group Limited, a subsidiary of the Group, acquired 100 per cent of the ordinary share capital of Embark Group Limited, which together with its subsidiaries operates an investment and retirement platform business, for cash consideration of £377 million. The acquisition will enable the Group to re-platform its pensions and retirement proposition.
Following completion, Embark Group Limited issued 6,457 shares (0.5 per cent of total share capital) to an employee of Embark Group Limited for consideration of £2 million. The Group will consolidate Embark from 31 January 2022. The employee is expected to retain a 0.5 per cent non-controlling interest in Embark Group Limited for a period of at least two years.
Because of the limited time available between the acquisition and the approval of these financial statements, the Group is still in the process of establishing the fair value of assets and liabilities acquired and the associated identifiable intangible assets and goodwill. At 31 December 2021, Embark had net assets of £55 million including cash at bank of £43 million, intangible assets and goodwill of £29 million and trade and other receivables of £3 million. Acquisition-related costs of £10 million have been included in operating expenses for the year ended 31 December 2021.
Share buyback
The Board has announced its intention to implement an ordinary share buyback of up to £2.0 billion. This represents the return to shareholders of capital surplus to that required to provide capacity to grow the business, meet current and future regulatory requirements and cover uncertainties. The share buyback programme will commence as soon as is practicable and is expected to be completed, subject to continued authority from the PRA, by 31 December 2022.
NOTE 54: FUTURE ACCOUNTING DEVELOPMENTS
The following pronouncements are not applicable for the year ending 31 December 2021 and have not been applied in preparing these financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.
IFRS 17 Insurance Contracts
IFRS 17 replaces IFRS 4 Insurance Contracts and is effective for annual periods beginning on or after 1 January 2023.
IFRS 17 requires insurance contracts and participating investment contracts to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. The fulfilment cash flows consist of the present value of future cash flows, together with an explicit risk adjustment, and are required to be remeasured at each reporting date. The contractual service margin is equal and opposite to any day one gain in the fulfilment cash flows of a group of contracts and represents the unearned profit of the insurance contracts. Changes to estimates of future cash flows from one reporting date to another are recognised either as an amount in profit or loss or as an adjustment to the expected profit for providing insurance coverage, depending on the type of change and the reason for it. The effects of some changes in discount rates can either be recognised in profit or loss or in other comprehensive income as an accounting policy choice. The risk adjustment is released to profit and loss as an insurer’s risk reduces. Profits which are currently recognised through a value in-force asset under IFRS 4 will no longer be recognised at inception of an insurance contract. Instead, the expected profit for providing insurance coverage is recognised in the contractual service margin and released to profit or loss over time as the insurance coverage is provided.
The standard will have a significant impact on the accounting for the insurance and participating investment contracts issued by the Group as, while the profits which emerge under IFRS 17 would not be different over the lifetime of an insurance contract compared to current accounting, the timing of profit recognition means that profits from insurance contracts for a given reporting period would be lower than under IFRS 4. Transition from IFRS 4 to IFRS 17 will result in a reduction to retained earnings as a proportion of previously recognised profits from insurance contracts is included in the contractual service margin established as a liability, reflecting the retrospective application of IFRS 17 to the existing book of insurance contracts written by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 54: FUTURE ACCOUNTING DEVELOPMENTS continued
The standard is not expected to be effective until 1 January 2023, with a transition date of 1 January 2022 (reflecting the starting point for comparative results), and management is currently unable to quantify with reasonable assurance the estimated impact on transition to IFRS 17. This is because the impact on transition will need to incorporate economic conditions and risks at the time of the transition date, and calculation of the transition impacts is planned to be undertaken during 2022.
The Group's IFRS 17 project is progressing to plan. Work has focused on interpreting the requirements of the standard, developing methodologies, disclosures and accounting policies, and implementing the changes required to reporting and other systems. The development of the Group's data warehousing and actuarial liability calculation processes required for IFRS 17 reporting continues to progress, with testing underway and business readiness activity due to take place in 2022, ahead of full implementation from 1 January 2023.
Minor amendments to other accounting standards
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2022 and in later years (including IFRS 9 Financial Instruments and IAS 37 Provisions, Contingent Liabilities and Contingent Assets). These amendments are not expected to have a significant impact on the Group.
NOTE 55: PARENT COMPANY DISCLOSURES
(A)Company income statement

	2021	2020	2019
	£m	£m	£m
Net interest expense	(176)	(194)	(108)
Dividends received from subsidiary undertakings	3,600	1,135	5,150
Other income	633	566	682
Total income	4,057	1,507	5,724
Operating expenses	(164)	(249)	(289)
Impairment (charge) credit	—	(1)	4
Profit before tax	3,893	1,257	5,439
Tax credit (expense)	12	45	(24)
Profit for the year	3,905	1,302	5,415

Profit attributable to ordinary shareholders	3,476	849	4,949
Profit attributable to other equity holders	429	453	466
Profit for the year	3,905	1,302	5,415

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 55: PARENT COMPANY DISCLOSURES continued
(B)Company balance sheet

	2021	2020
	£ million	£ million
Assets
Cash and cash equivalents	50	7
Financial assets at fair value through profit or loss	20,362	14,362
Derivative financial instruments	793	1,832
Amounts due from subsidiaries	—	27
Debt securities	2,033	—
Loans to subsidiaries	14,238	20,107
Current tax recoverable	28	16
Deferred tax assets	26	10
Investment in subsidiaries	49,142	49,903
Other assets	2	982
Total assets	86,674	87,246
Liabilities
Financial liabilities at fair value through profit or loss	9,748	8,635
Derivative financial instruments	414	803
Debt securities in issue	17,748	20,545
Other liabilities	261	1,899
Subordinated liabilities	8,105	7,760
Total liabilities	36,276	39,642
Equity
Share capital	7,102	7,084
Share premium account	18,479	17,863
Merger reserve	6,806	7,420
Capital redemption reserve	4,479	4,462
Retained profits	7,626	4,869
Shareholders’ equity	44,492	41,698
Other equity instruments	5,906	5,906
Total equity	50,398	47,604
Total equity and liabilities	86,674	87,246

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 55: PARENT COMPANY DISCLOSURES continued
(C)Company statement of changes in equity

	Attributable to ordinary shareholders
	Share capital and premium	Merger reserve	Capital redemption reserve	Retained profits	Total	Other equity instruments	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 1 January 2019	24,835	7,423	4,273	2,103	38,634	6,491	45,125
Total comprehensive income[1]	—	—	—	4,949	4,949	466	5,415
Dividends	—	—	—	(2,312)	(2,312)	—	(2,312)
Distributions on other equity instruments	—	—	—	—	—	(466)	(466)
Issue of ordinary shares	107	—	—	—	107	—	107
Share buyback	(189)	—	189	(1,095)	(1,095)	—	(1,095)
Redemption of preference shares	3	(3)	—	—	—	—	—
Issue of other equity instruments	—	—	—	(5)	(5)	896	891
Redemption of other equity instruments	—	—	—	—	—	(1,481)	(1,481)
Movement in treasury shares	—	—	—	74	74	—	74
Value of employee services:
Share option schemes	—	—	—	71	71	—	71
Other employee award schemes	—	—	—	165	165	—	165
At 31 December 2019	24,756	7,420	4,462	3,950	40,588	5,906	46,494
Total comprehensive income[1]	—	—	—	849	849	453	1,302
Distributions on other equity instruments	—	—	—	—	—	(453)	(453)
Issue of ordinary shares	191	—	—	—	191	—	191
Movement in treasury shares	—	—	—	(52)	(52)	—	(52)
Value of employee services:
Share option schemes	—	—	—	48	48	—	48
Other employee award schemes	—	—	—	74	74	—	74
At 31 December 2020	24,947	7,420	4,462	4,869	41,698	5,906	47,604
Total comprehensive income[1]	—	—	—	3,476	3,476	429	3,905
Dividends	—	—	—	(877)	(877)	—	(877)
Distributions on other equity instruments	—	—	—	—	—	(429)	(429)
Issue of ordinary shares	37	—	—	—	37	—	37
Redemption of preference shares	597	(614)	17	—	—	—	—
Movement in treasury shares	—	—	—	(24)	(24)	—	(24)
Value of employee services:
Share option schemes	—	—	—	51	51	—	51
Other employee award schemes	—	—	—	131	131	—	131
At 31 December 2021	25,581	6,806	4,479	7,626	44,492	5,906	50,398
1No statement of comprehensive income has been shown for the parent company, as permitted by section 408 of the Companies Act 2006. Total comprehensive income comprises only the profit for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 55: PARENT COMPANY DISCLOSURES continued
(D)Company cash flow statement

	2021	2020	2019
	£ million	£ million	£ million
Profit before tax	3,893	1,257	5,439
Adjustments for:
Fair value and exchange adjustments and other non-cash items	1,134	(512)	(166)
Change in other assets	(7,028)	(1,815)	(11,975)
Change in other liabilities and other items	(3,322)	6,401	3,151
Dividends received	(3,600)	(1,135)	(5,150)
Distributions on other equity instruments received	(423)	(492)	(366)
Tax received	2	—	70
Net cash (used in) provided by operating activities	(9,344)	3,704	(8,997)
Cash flows from investing activities
Return of capital contribution	4	4	5
Dividends received	3,600	1,135	5,150
Distributions on other equity instruments received	423	492	366
Acquisitions of and capital injections to subsidiaries	(3,209)	(1,170)	(1,648)
Return of capital by subsidiaries	4,130	—	—
Amounts advanced to subsidiaries	(974)	(5,827)	(1,812)
Repayment of loans to subsidiaries	6,727	2,004	11,257
Interest received on loans to subsidiaries	461	261	395
Net cash provided by (used in) investing activities	11,162	(3,101)	13,713
Cash flows from financing activities
Dividends paid to ordinary shareholders	(877)	—	(2,312)
Distributions on other equity instruments	(429)	(453)	(466)
Interest paid on subordinated liabilities	(793)	(316)	(314)
Proceeds from issue of subordinated liabilities	499	—	—
Proceeds from issue of other equity instruments	—	—	891
Proceeds from issue of ordinary shares	25	144	36
Share buyback	—	—	(1,095)
Repayment of subordinated liabilities	(200)	—	(3)
Redemptions of other equity instruments	—	—	(1,481)
Net cash used in financing activities	(1,775)	(625)	(4,744)
Change in cash and cash equivalents	43	(22)	(28)
Cash and cash equivalents at beginning of year	7	29	57
Cash and cash equivalents at end of year	50	7	29
(E)Interests in subsidiaries
The principal subsidiaries, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds Banking Group plc, are:

	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business
Lloyds Bank plc	England	100%	Banking and financial services
Scottish Widows Limited	England	100%[1]	Life assurance
HBOS plc	Scotland	100%[1]	Holding company
Bank of Scotland plc	Scotland	100%[1]	Banking and financial services
Lloyds Bank Corporate Markets plc	England	100%	Banking and financial services
1Indirect interest.
The principal area of operation for each of the above subsidiaries is the United Kingdom.

GLOSSARY

Term used	US equivalent or brief description.
Accounts	Financial statements.
Articles of association	Articles and bylaws.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Demutualisation	Process by which a mutual institution is converted into a public limited company.
Endowment mortgage	An interest-only mortgage to be repaid by the proceeds of an endowment insurance policy which is assigned to the lender providing the mortgage. The sum insured, which is payable on maturity or upon the death of the policyholder, is used to repay the mortgage.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Life assurance	Life insurance.
Loan capital	Long-term debt.
Members	Shareholders.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.
Nominal value	Par value.
Open Ended Investment Company (OEIC)	Mutual fund.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.
Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income. New mortgage lending of this type has not been offered by the Group since early 2009.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.

FORM 20-F CROSS REFERENCE SHEET

	Form 20-F Item Number and Caption		Location	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers		Not applicable.
Item 2.	Offer Statistics and Expected Timetable		Not applicable.
Item 3.	Key Information
	A.	Reserved by the Securities and Exchange Commission	Not applicable.
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	180-192
Item 4.	Information on the Company
	A.	History and development of the company	“Business overview”	2
			“Business - History and development of Lloyds Banking Group”	3
			“Business - Competitive environment”	24
			“Where you can find more information”	179
			“Regulation”	166-168
	B.	Business overview	“Business overview”	2
			“Business - Legal actions and regulatory matters”	23
			“Business - Recent developments”	25
			“Operating and financial review and prospects - Divisional information”	37-39
			“Operating and financial review and prospects”	44-46, 84, 110-111
			“Corporate Governance - Board oversight”	142-144
			“Regulation”	166-168
	C.	Organisational structure	“Lloyds Banking Group structure”	194
	D.	Property, plant and equipment	Not applicable.
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Operating and financial review and prospects”	26-111
			“Regulation”	166-168
			“Operating and financial review and prospects - Market Risk”	63-67
	B.	Liquidity and capital resources	“Operating and financial review and prospects - Funding and Liquidity Risk”	85-90
			“Operating and financial review and prospects - Funding and liquidity risk - Off-balance sheet arrangements”	90
			“Operating and financial review and prospects - Capital risk”	91-100
			“Operating and financial review and prospects - Investment portfolio, maturities, deposits”	110-111
			“Dividends”	170
			“Notes to the consolidated financial statements - note 46”	F-87-F-89
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects - Overview and trend information”	27
	E.	Critical accounting estimates	“Operating and financial review and prospects - Critical accounting judgements and key sources of estimation uncertainty”	27
			“Notes to the consolidated financial statements - note 3”	F-24-F-33
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and employees - Directors and senior management”	112-114
	B.	Compensation	“Compensation”	115-135
			“Notes to the consolidated financial statements - note 11”	F-42
	C.	Board practices	“Management and employees”	112-114
			“Articles of association of Lloyds Banking Group plc”	171-176
			“Compensation - Service agreements”	134
			“Corporate governance - Board Leadership and Company Purpose”	139-144
			“Corporate governance - Audit Committee Report”	153-156
			“Compensation - Annual report on remuneration - Remuneration Committee”	131-134
	D.	Employees	“Management and employees - Employees”	114
	E.	Share ownership	“Compensation - Directors’ share interests and share awards”	123-124
			“Notes to the consolidated financial statements - note 2”	F-21
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions - Major shareholders”	165
	B.	Related party transactions	“Major shareholders and related party transactions - Related party transactions”	165
			“Notes to the consolidated financial statements - note 45”	F-86-F-87
	C.	Interests of experts and counsel	Not applicable.
Item 8.	Financial Information

FORM 20-F CROSS REFERENCE SHEET

	Form 20-F Item Number and Caption		Location	Page
	A.	Consolidated statements and other financial information	“Consolidated financial statements”	F-8-F-14
			“Notes to the consolidated financial statements”	F-15-F-130
			“Report of Independent Registered Public Accounting Firm”	F-2-F-5
			“Report of Independent Registered Public Accounting Firm”	F-7
			“Business - Legal actions and regulatory matters”	23
			“Operating and financial review and prospects”	26-111
			“Dividends”	170
	B.	Significant changes	Not Applicable
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing information”	169
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing information”	169
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Articles of association of Lloyds Banking Group plc”	171-176
	C.	Material contracts	“Business - Material contracts”	4
	D.	Exchange controls	“Exchange controls”	176
	E.	Taxation	“Taxation”	177-178
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where you can find more information”	179
	I.	Subsidiary information	“Lloyds Banking Group structure”	194
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		“Operating and financial review and prospects - Credit risk”	68-83
			“Operating and financial review and prospects - Market risk”	63-67
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	“Listing information - ADR fees”	169
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures		“Corporate governance”	136-164
			“Report of Independent Registered Public Accounting Firm”	F-6
Item 16.	Reserved by the Securities and Exchange Commission		Not applicable.
Item 16A.	Audit committee financial expert		“Corporate governance - Audit Committee report”	153-156
Item 16B.	Code of ethics		“Management and employees - Employees”	114
Item 16C.	Principal accountant fees and services		“Corporate governance - Audit Committee report - Other significant issues - Auditor independence and remuneration”	156
			“Notes to the consolidated financial statements - note 12 - Auditors’ Remuneration”	F-43
Item 16D.	Exemptions from the listing standards for audit committees		Not applicable.
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers		Not applicable.
Item 16F.	Change in registrant’s certifying accountant		Not applicable.
Item 16G.	Corporate governance		“Corporate governance - Statement on US corporate governance standards”	136
Item 16H.	Mine safety disclosure		Not applicable.
Item 16I.	Disclosure regarding foreign jurisdictions that prevent inspections		Not applicable.
Part III
Item 17.	Financial statements		See response to item 18.
Item 18.	Financial statements		“Consolidated financial statements”	F-8-F-14
			“Notes to the consolidated financial statements”	F-15-F-130
			“Report of Independent Registered Public Accounting Firm”	F-2-F-5
			“Report of Independent Registered Public Accounting Firm”	F-7
Item 19.	Exhibits		See “Exhibit index”	198

EXHIBIT INDEX

1	Articles of association of Lloyds Banking Group plc
2	Neither Lloyds Banking Group plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Banking Group plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.
2	(d)	Description of securities registered under Section 12 of the Exchange Act.
4	(b)	(i)	Service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório[o]
		(ii)	Letter of amendment dated 19 February 2019 to the service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-OsórioΔ
		(iii)	Deed of confirmation and variation of contract dated 18 June 2019 to a pensions contract between Lloyds Banking Group plc and António Horta-OsórioΔ
		(iv)	Deed of variation of contract dated 16 June 2020 to the service agreement dated 3 November 2010 between Lloyds Bank plc and António Horta-Osório✓
		(v)	Website Statement – in compliance with Companies Act 2006 – in relation to António Horta-Osório
		(vi)	Letter of appointment dated 31 January 2012 between Lloyds Banking Group plc and Sara Weller■
		(vii)	Letter of appointment dated 31 March 2014 between Lloyds Banking Group plc and Lord Blackwell□
		(viii)	Letter of appointment dated 1 April 2014 between Lloyds Banking Group plc and Nick Prettejohn□
		(ix)	Letter of appointment dated 26 June 2014 between Lloyds Banking Group plc and Alan Dickinson□
		(x)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Stuart Sinclair+
		(xi)	Letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton†
		(xii)	Supplementary letter dated 5 December 2017 to the letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton†
		(xiii)	Letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie▲
		(xiv)	Supplementary letter dated 3 September 2018 to the letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie▲
		(xv)	Service agreement dated 15 March 2019 between Lloyds Bank plc and William ChalmersΔ
		(xvi)	Addendum to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers✓
		(xvii)	Deed of variation of contract dated 22 June 2020 to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers✓
		(xviii)	Letter to William Chalmers regarding his deputisation allowance and increased fixed share award for the period he assumed the acting Group Chief Executive role
		(xix)	Letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah LeggΔ
		(xx)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah LeggΔ
		(xxi)	Letter of appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine Woods✓
		(xxii)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine Woods✓
		(xxiii)	Letter of appointment dated 4 July 2020 between Lloyds Banking Group plc and Robin Budenberg✓
		(xxiv)	Service agreement dated 29 November 2020 between Lloyds Bank plc and Charlie Nunn
		(xxv)	Addendum to the service agreement dated 29 November 2020 between Lloyds Bank plc and Charlie Nunn
		(xxvi)	Letter of appointment dated 5 October 2021 between Lloyds Banking Group plc and Harmeen Mehta
8.1		List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business
12.1		Certification of Charlie Nunn filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
12.2		Certification of William Chalmers filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
13.1		Certification of Charlie Nunn and William Chalmers furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1		Consent of Deloitte LLP
15.2		Consent of PricewaterhouseCoopers LLP

[o]		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 13 May 2011
■		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 16 March 2012
•		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 5 March 2014
□		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 12 March 2015
+		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 8 March 2016
†		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 9 March 2018
▲		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 25 February 2019
Δ		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 25 February 2020
✓		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 26 February 2021
The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANKING GROUP plc
By:	/s/ William Chalmers

Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	28 February 2022